Form 20-F
period 2002-06-30
HARMONY GOLD MINING CO LTD
filed 2002-12-23
CIK 1023514

As filed with the Securities and Exchange Commission on December 23, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT OF 1934,
for the fiscal year ended June 30, 2002

Commission File Number: 001-31545

Harmony Gold Mining Company Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
(Jurisdiction of incorporation or organization)

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, with nominal value Rand 50 cents per share*

(Title of Class)

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one ordinary share

(Title of Class)

Warrants, each to purchase one ordinary share

(Title of Class)

*  Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was:

169,929,842 ordinary shares, with nominal value of Rand 50 cents per share
8,013,446 warrants, each to purchase one ordinary share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  X           No __

Indicate by check mark which financial statement item the registrant has elected to follow:

Item  17__           Item 18  X

TABLE OF CONTENTS

PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
SELECTED FINANCIAL DATA	1
EXCHANGE RATES	8
CAPITALIZATION AND INDEBTEDNESS	8
REASONS FOR THE OFFER AND USE OF PROCEEDS	8
RISK FACTORS	9
Item 4. Information on the Company	26
BUSINESS	26
Introduction	26
History	27
Strategy	32
Hedge Policy	36
Description of Mining Business	38
Harmony’s Management Structure	41
Exploration	42
Capital Expenditures	45
Description of Property	45
Geology	48
Reserves	48
Harmony’s Mining Operations	51
REGULATION	94
Mineral Rights	94
Environmental Matters	97
Health and Safety Matters	99
Item 5. Operating and Financial Review and Prospects	101
OVERVIEW	101
CRITICAL ACCOUNTING POLICIES	103
RESULTS OF OPERATIONS	111
Years ended June 30, 2002 and 2001	111
Years ended June 30, 2001 and 2000	118
LIQUIDITY AND CAPITAL RESOURCES	123
Cash Resources	123
Credit Facilities and Other Borrowings	124
Sales of Equity Securities	127
Contractual Obligations and Commercial Commitments	128
Trend Information	129
Working Capital and Anticipated Financing Needs	129
Item 6. Directors, Senior Management and Employees	130
DIRECTORS AND SENIOR MANAGEMENT	130
BOARD PRACTICES	134
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	137
SHARE OWNERSHIP	140
EMPLOYEES	141
General	141
Unionized Labor	141
Share Option Scheme	143

i

Share Purchase Scheme	144
Item 7. Major Shareholders and Related Party Transactions	144
MAJOR SHAREHOLDERS	144
RELATED PARTY TRANSACTIONS	147
INTERESTS OF EXPERTS AND COUNSEL	147
Item 8. Financial Information	147
CONSOLIDATED STATEMENTS	147
OTHER FINANCIAL INFORMATION	147
Export Sales	147
Legal Proceedings	148
Dividends and Dividend Policy	148
SIGNIFICANT CHANGES	149
Item 9. The Offer and Listing	149
MARKETS	149
OFFERING AND LISTING DETAILS	150
THE JSE SECURITIES EXCHANGE SOUTH AFRICA	151
PLAN OF DISTRIBUTION	153
SELLING SHAREHOLDERS	153
DILUTION	153
EXPENSES OF THE ISSUE	153
Item 10. Additional Information	154
SHARE CAPITAL	154
MEMORANDUM AND ARTICLES OF ASSOCIATION	154
General	154
Objects and Purposes	154
Directors	155
Share Capital	157
Variation of Rights	167
Changes in Capital or Objects and Powers of Harmony	168
Meetings of Shareholders	169
Title to Shares	170
Non-South African Shareholders	170
Disclosure of Interest in Shares	171
Changes in Control	171
Register of Members	171
Annual Report and Accounts	172
MATERIAL CONTRACTS	172
EXCHANGE CONTROLS	172
CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS	174
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	176
DIVIDENDS AND PAYING AGENTS	178
STATEMENTS BY EXPERTS	178
DOCUMENTS ON DISPLAY	178
SUBSIDIARY INFORMATION	179
Item 11. Quantitative and Qualitative Disclosures About Market Risk	180
Item 12. Description of Securities Other than Equity Securities	190
GLOSSARY OF MINING TERMS	191
PART II	199
Item 13. Defaults, Dividend Arrearages and Delinquencies	199
Item 14. Material Modifications to the Rights of Securityholders and Use of Proceeds	199

Defined terms

Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Annual Report on Form 20-F, or this annual report, unless the context otherwise requires, the term “Harmony” refers to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we,” “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a group; the terms “South African Government” and “Government” refer to the government of South Africa and, where the context requires, include the South African state.

In this annual report, references to “R,” “Rand,” “¢” and “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “C$” refers to Canadian dollars, “£” refers to British Pounds Sterling and references to “$” and “U.S. dollars” are to United States dollars.

This annual report contains information concerning the gold reserves of Harmony. While this annual report has been prepared in accordance with the definitions contained in Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the glossary included in this annual report. This glossary may assist you in understanding these terms.

Forward-looking statements

This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. In particular, among other statements, certain statements in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” are forward-looking in nature. Statements in this annual report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•   overall economic and business conditions in South Africa and elsewhere;

•   the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•   decreases in the market price of gold;

•   the occurrence of hazards associated with underground and surface gold mining;

•   the occurrence of labor disruptions;

•   availability, terms and deployment of capital;

•   changes in government regulation, particularly environmental regulation;

•   fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and

•   political instability in South Africa and regionally.

Harmony undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

Presentation of financial information

Harmony is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law and are based on International Accounting Standards. Harmony also prepares annual financial statements in accordance with generally accepted accounting principles in the United States which are translated into U.S. dollars. The financial information included in this annual report has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, and is presented in U.S. dollars. Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 10.39 per $1.00 as at June 28, 2002), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 10.20 per $1.00 for fiscal 2002).

v

For the convenience of the reader, certain information in this annual report presented in Rand, A$, C$ and £ has been translated into U.S. dollars. By including convenience currency translations in this annual report, we are not representing that the Rand, A$, C$ and £ amounts actually represent the U.S. or Australian dollar amounts, as the case may be, shown or that these amounts could be converted into U.S. or Australian dollars, as the case may be, at the rates indicated. Unless otherwise stated, the conversion rate for translations from Rand amounts into U.S. dollar amounts is Rand 8.74 per $1.00, which was the noon buying rate on December 13, 2002.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this annual report.

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for the last five fiscal years has been extracted from the more detailed information and financial statements, including Harmony’s audited consolidated financial statements for each of the years in the three years ended June 30, 2002 and at June 30, 2001 and 2002 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 1998, 1999 and 2000, and for each of the years in the two years ended June 30, 1998 and 1999, has been extracted from Harmony’s audited consolidated financial statements not included in this annual report.

The audited financial information included in this annual report has been prepared in accordance with U.S. GAAP.

	Fiscal year ended June 30,

	2002[1]		2001[2]	2000[3]	1999[4]	1998

	(in $ thousands, except per share amounts)
Income statement data
Revenues	696,840		607,220	490,651	381,412	249,536
Operating Income	206,375		88,424	72,971	64,878	3,640
Equity income of joint venture	13,176	[5]	—		—	—
Equity loss of associate companies	473	[6]	—	1,401 [7]
Income before taxes and minority Interests	103,659		29,804	73,489	30,199	(7,149)
Minority interests	(1,575)		(349)	(2,910)	—	—
Income/ (loss) before cumulative effect of change in accounting principle	87,716		14,830	57,030	27,908	(7,004)
Cumulative effect of change in accounting principle, net of tax[8]	—		(5,822)	—	—	—
Net income/(loss)	87,716		9,008	57,030	27,908	(7,004)

Basic earnings per share ($) before cumulative effect of change in accounting principle[9]	0.57		0.15	0.68	0.42	(0.14)
Basic earnings/(loss) per share ($)[10]	0.57		0.09	0.68	0.42	(0.14)
Diluted earnings per share before cumulative effect of change in accounting principle[11]	0.53		0.14	0.67	0.41	—
Diluted earnings per share[11]	0.53		0.09	0.67	0.41	—
Weighted average number of shares used in the computation of basic earnings per share	153,509,862		102,156,205	83,593,424	66,843,932	49,043,746
Weighted average number of shares used in the computation of diluted earnings per share	165,217,088		105,504,328	85,590,876	68,070,172	—
Cash dividends per share ($)	0.07		0.16	0.19	0.18	—
Cash dividends per share (R)	0.75		1.20	1.20	1.10	—
Other financial data
Cash dividends per share ($)[12]	0.41		—	—	—	—
Cash dividends per share (R)[12]	4.25		—	—	—	—
Cash cost per ounce of gold ($/oz)[13]	196		234	245	239	305

[1]	Hill 50’s financial results have been equity accounted for the month of March 2002 and consolidated thereafter. The Free Gold Company’s financial results have been equity accounted from May 1, 2002 and are, accordingly, reflected as a single line item “Equity income of joint venture.”

[2]	The financial results of the Elandskraal mines and New Hampton have been consolidated from April 1, 2001.

[3]	Randfontein’s financial results have been equity accounted from January 14, 2000 to February 29, 2000 and consolidated thereafter. The financial results of Kalgold have been consolidated from October 1, 1999.

[4]	The financial results of Evander have been consolidated from July 1, 1998.

[5]	Reflects Harmony’s equity accounted interest in the Free Gold Company’s results from May 1, 2002.

[6]	Reflects Harmony’s equity accounted interest in Bendigo’s results with effect from January 1, 2002 and in Hill 50’s results for the month of March 2002.

[7]	Reflects Harmony’s equity accounted interest in Randfontein’s results during the period from January 14 to February 29, 2000.

[8]	Harmony adopted FAS 133 on July 1, 2000. As Harmony’s derivative instruments held on that date did not meet the FAS 133 criteria for hedge accounting, these derivatives were fair valued and recorded on the balance sheet, resulting in a cumulative effect of change in accounting principle adjustment of approximately $5.8 million.

[9]	Calculated by dividing income/(loss) before cumulative effect of change in accounting principle by the weighted average number of shares used in the computation of basic earnings per share.

[10]	Calculated by dividing net income/(loss) by the weighted average number of basic shares used in the computation of basic earnings per share.

[11]	Presented where there is a dilutive effect when including potential ordinary shares in the calculations in 9 and 10 above.

[12]	Reflects dividends related to fiscal 2002 that were declared on August 2, 2002.

[13]	Harmony has calculated cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in November 1999. Cash costs, as defined in the Gold Institute standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of a company’s profitability and efficiency, (2) the trends in costs as the company’s operations mature, (3) a measure of a company’s gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

	At June 30,

	2002[1]	2001[2]	2000[3]	1999[4]	1998

	(in $ thousands)
Balance sheet data
Cash and cash equivalents	90,223	144,096	77,942	45,318	8,518
Short-term investments	—	—	—	10,744	15,618
Other current assets	109,397	136,794	59,582	32,071	21,252
Property, plant and equipment - net	812,753	667,113	557,725	347,036	251,461
Restricted cash	—	—	7,310	—	—
Investments in associates[5]	42,791	—	—	—	—
Investment in joint venture[6]	102,578	—	—	—	—
Other long-term assets[7]	137,399	81,822	69,629	9,244	4,995

Total assets	1,295,141	1,029,825	772,188	444,413	301,844

Current liabilities	138,677	152,886	150,148	70,583	43,055
Provision for environmental rehabilitation	63,125	53,136	52,525	33,811	21,779
Deferred income and mining taxes	99,789	47,050	48,686	28,442	22,445
Provision for post-retirement benefits	737	1,002	3,709	5,793	3,756
Deferred financial liability	87,226	49,374	40,174	—	—
Long-term loans	152,461	151,466	46,635	14,024	8,546
Preference shares	—	681	—	—	—
Minority interest	—	331	—	—	—
Shareholders’ equity	753,126	573,899	430,311	291,760	202,263

Total liabilities and shareholders’ equity	1,295,141	1,029,825	772,188	444,413	301,844

[1]	Includes the financial position of Hill 50 acquired during the year.

[2]	Includes the financial position of Elandskraal and New Hampton acquired during the year.

[3]	Includes the financial position of Randfontein and Kalgold acquired during the year.

[4]	Includes the financial position of Evander acquired during the year.

[5]	Reflects Harmony’s equity-accounted share of the net assets of Bendigo and Highland Gold as at June 30, 2002.

[6]	Reflects Harmony’s equity-accounted share of the net assets of the Free Gold Company as at June 30, 2002.

[7]	Includes mineral subscription and participation rights relating to Harmony’s exploration activities and slimes dams and bond issue costs, which are included in Other Assets in note 12 to the consolidated financial statements.

Unaudited Pro Forma Condensed Income Statement

On November 21, 2001, Harmony and ARMGold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company for Rand 2,200 million, plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. Rand 1,800 million of the purchase price, plus accrued interest, was paid by the Free Gold Company in April 2002 following the fulfillment of all conditions precedent and Rand 400 million is payable by the Free Gold Company under an interest-free loan on January 1, 2005. The additional amount relating to taxes is payable by the Free Gold Company as and when the tax liability becomes payable by AngloGold. Harmony has estimated that this tax liability will be approximately Rand 632 million and will be payable in March 2003. The Free Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled), with the profits and cash flows generated by the Free Gold assets up to that date being for the account of the Free Gold Company. See “Item 4. Information on the Company—Business—History” and “Business—Harmony’s Mining Operations.”

For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2,213 million ($208.0 million at an exchange rate of R10.64 per $1.00). This figure is the sum of the cash payment of Rand 1,800 million ($169.2 million at an exchange rate of R10.64 per $1.00), the fair value of the interest-free loan of Rand 270 million ($25.4 million at an exchange rate of R10.64 per $1.00) and the estimated tax payable to AngloGold of Rand 632 million ($59.4 million at an exchange rate of R10.64 per $1.00), offset by the cash flows of Rand 489 million ($46.0 million at an exchange rate of R10.64 per $1.00) generated by the Free Gold assets during the period from January 1, 2002 until the completion of the acquisition on April 23, 2002.

On April 18, 2002, Harmony entered into a term loan facility of Rand 500 million, all of which has been drawn down, with BoE Bank Limited for the purpose of partially funding (i) Harmony’s acquisition of shares in the Free Gold Company and (ii) loans made by Harmony to the Free Gold Company in connection with the acquisition of the Free Gold assets. This facility is collateralized by a pledge of Harmony’s shares in the Free Gold Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on April 23, 2006, and eight equal semi-annual installments are due beginning October 23, 2002. The loan bears interest at a rate equal to the Johannesburg Interbank Agreed Rate for deposits in Rand, or JIBAR, plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing July 23, 2002.

Harmony closed its offer for all of the outstanding shares and listed options of Hill 50 on May 3, 2002 and subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. The total cash bid valued Hill 50 at approximately A$233 million (R1,419 million at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices associated with these operations.

The following unaudited pro forma condensed income statement of Harmony has been prepared to illustrate the estimated effect of the acquisition of Hill 50 and Harmony’s interest in the Free Gold assets during fiscal 2002 as if such acquisitions had taken place on July 1, 2001. This unaudited pro forma condensed income statement has been derived by the application of pro forma adjustments to the historical consolidated financial information of Harmony and the historical financial information of the Free Gold assets and Hill 50. The historical consolidated financial statements of Harmony for the years ended June 30, 2002, 2001 and 2000, the historical financial statements of the Free Gold assets for the calendar year ended December 31, 2001 and the historical financial statements of Hill 50 for the fiscal year ended June 30, 2001 have been included elsewhere in this annual report. The historical consolidated financial statements of Harmony and the Free Gold assets have been prepared in accordance with U.S. GAAP. The historical financial statements of Hill 50 have been prepared in accordance with Australian GAAP and reconciled to U.S. GAAP. The allocation of the consideration for the Free Gold assets and Hill 50 acquisitions to the fair values of the assets acquired and the liabilities assumed in the acquisitions remains subject to final determination and, accordingly, the amounts reflected herein may differ from the amounts that would have been determined if the final fair value allocations were known.

The unaudited pro forma condensed income statement should not be considered indicative of results that would have been achieved had the acquisitions been consummated on the dates or during the periods indicated and does not purport to indicate results of operations as of any future date or any future period. The unaudited pro forma condensed income statement should be read in conjunction with the historical consolidated financial statements of Harmony, Hill 50 and the Free Gold Company and related notes thereto included elsewhere in this annual report.

The unaudited pro forma condensed income statement excludes the effects of the following transactions:

•	the issuance of 8,500,000 ordinary shares by means of a international private placement on April 29, 2002;

•	the purchase of a 31.8% equity interest in Bendigo during December 2001;

•	the purchase of a 32.5% equity interest in Highland Gold during May and June 2002; and

•	the repurchase of the 10% participation rights in the Elandskraal Venture with effect from April 1, 2002.

For the purposes of the following unaudited pro forma condensed income statement, the exchange rates of Rand 10.20 per $1.00 and Rand 4.96 per A$1.00 were used unless otherwise indicated.

Dollars in thousands, except per share data	Harmony for the fiscal year ended June 30, 2002	Hill 50 for the nine months ended March 31, 2002	Free Gold assets for the ten months ended April 30, 2002	Adjustments		Pro forma

REVENUES
Product sales	675,287	52,051	131,205	(131,205)	(a)	727,338
Interest and dividends	12,403	—	—	—		12,403
Other income - net	9,150	(1,151)	(317)	317	(a)	7,999

	696,840	50,900	130,888	(130,888)		747,740

COSTS AND EXPENSES
Production costs	469,398	41,415	97,196	(97,196)	(a)	510,813
Deferred stripping costs	(486)	—	—	—		(486)
Depreciation and amortization	30,183	—	14,189	(14,189)	(a)	43,241
				13,058	(d)
Employment termination costs	8,775	—	1,324	(1,324)	(a)	8,775
Provision for rehabilitation cost	15,192	—	—	—		15,192
Corporate expenditure	7,641	1,263	1	(1)	(a)	8,904
Exploration expenditure	7,065	2,126	—	—		9,191
Marketing and new business expenditure	8,741	—	—	—		8,741
(Gain)/loss on financial instruments	(8,939)	19,984	(8,956)	8,956	(a)	11,045
Stock-based compensation	9,434	—	—	—		9,434
Profit on sale of other assets and listed investments	(4,524)	—	—	—		(4,524)
Equity income of joint venture	(13,176)	—	—	(16,025)	(a)	(25,261)
				3,940	(b)
Loss from associate companies	473	—	—	942	(e)	1,415
Impairment of assets	44,284	—	—	—		44,284
Interest paid	19,077	221	2,760	(2,760)	(a)	23,605
				4,307	(c)
Provision for former employees’ post retirement benefits	43	—	—	—		43

	593,181	65,009	106,514	(100,292)		664,412

INCOME/(LOSS) BEFORE TAX	103,659	(14,109)	24,374	(30,596)		83,328
INCOME AND MINING TAX (EXPENSE)/BENEFIT	(14,368)	4,220	(9,226)	9,226	(a)	(4,960)
				3,917	(f)
				1,271	(g)

NET INCOME/(LOSS) BEFORE MINORITY INTERESTS	89,291	(9,889)	15,148	(16,182)		78,368
MINORITY INTERESTS	(1,575)	—	—	—		(1,575)

NET INCOME/(LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	87,716	(9,889)	15,148	(16,182)		76,793
BASIC EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	57.1	—	—	—		50.0
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS/(LOSS) PER SHARE	153,509,862	—	—	—		153,509,862

See notes to the unaudited pro forma condensed income statement.

Notes to Unaudited Pro Forma Condensed Income Statement

Adjustments

For the fiscal year ended June 30, 2002, the adjustments column on the unaudited pro forma condensed income statement relates to:

a.	Reflects the elimination of the results of operations of the Free Gold assets acquired and liabilities assumed, which are accounted for as a single line item, “equity income of joint venture.”

b.	The adjustment of “equity income of joint venture” to reflect the depreciation and amortization expense of the Free Gold assets (net of tax) to reflect the excess arising on acquisition allocated to property, plant and equipment.

c.	Interest expense of $4.3 million on the term loan facility draw down of $45 million (Rand 500 million at an exchange rate of R11.10 per $1.00). A one-eighth increase/decrease in the applicable interest rate would increase/decrease interest expense by $0.6 million, respectively.

d.	Reflects the adjustment of depreciation and amortization expense of Hill 50 to reflect the excess arising on acquisition allocated to property, plant and equipment.

e.	Reversal of Harmony’s equity interest in the profit of Hill 50 for the month of March 2002.

f.	Reflects the tax effects of the Hill 50 adjustments at an effective Australian corporate tax rate of 30%.

g.	Reflects the tax effects of the term loan facility interest adjustment at an effective South African tax rate of 29.5%.

EXCHANGE RATES

Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 10.39 per $1.00 as at June 28, 2002), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 10.20 per $1.00 for fiscal 2002).

As of December 13, 2002, the noon buying rate per $1.00 was Rand 8.74.

The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per $1.00.

Fiscal year ended June 30,	Average[1]	Period End

1998	4.96	5.92
1999	6.04	6.04
2000	6.35	6.79
2001	7.61	8.04
2002	10.20	10.39

Month of	High	Low

June 2002	10.62	9.70
July 2002	10.35	9.95
August 2002	10.90	10.24
September 2002	10.74	10.48
October 2002	10.53	10.00
November 2002	9.98	9.25
December 2002 (through December 13, 2002)	9.28	8.74

[1]	The average of the noon buying rates on the last day of each full month during the relevant period.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

In addition to the other information included in this annual report and the exhibits to this annual report, you should carefully consider the following factors related to an investment in Harmony’s ordinary shares (or ADSs) and Harmony’s warrants. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information available to it. Harmony’s business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of Harmony’s ordinary shares (or ADSs) and Harmony’s warrants.

The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.

Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	forward sales by gold producers; and

•	the production and cost levels for gold in major gold-producing nations, such as South Africa.

In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten years:

		Price per Ounce

Year	High	Low	Average

		($)
1992	360	330	344
1993	406	326	360
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	271
2002 (through December 13, 2002)	332	278	309
Source: Bloomberg

On June 28, 2002, the afternoon fixing price of gold on the London Bullion Market was $318.50 per ounce. On December 13, 2002, the afternoon fixing price of gold on the London Bullion Market was $332.20 per ounce.

While the aggregate effect of these factors is impossible for Harmony to predict, if gold prices should fall below Harmony’s cost of production and remain at such levels for any sustained period, Harmony may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. Harmony’s average cash cost of production per ounce of gold sold was approximately $196 in fiscal 2002, $234 in fiscal 2001 and $245 in fiscal 2000.

Actual or expected sales of gold by central banks have had a significant impact on the price of gold.

Over the past several years, one of the most important factors influencing the gold price has been actual or expected sales of gold reserves by central banks. Since 1997, a number of central banks, including the central banks of Australia, Switzerland and the United Kingdom, have announced plans to sell significant gold reserves, and, more recently, the International Monetary Fund has discussed selling significant gold reserves to fund international debt relief. The gold price has declined following each such announcement and sale, culminating in a drop in the gold price to its lowest level in at least twenty years in July 1999, after the Bank of England completed the first part of its announced sale of more than half of its gold reserves. In September 1999, the central banks of fifteen European countries agreed to limit sales of gold reserves for the next five years to sales announced at that time and to limit gold lending and derivative operations for five years. The announcement of this agreement led to an immediate increase in the price of gold, although the gold price was subsequently subject to downward pressure around the time of the periodic auctions held by the Bank of England. The agreement by the central banks is voluntary and there are a number of central banks with significant gold reserves that are not subject to the agreement. Any future sales or publicly announced proposed sales by central banks of their gold reserves are likely to result in a decrease in the price of gold.

Because Harmony does not use commodity or derivative instruments to protect against low gold prices with respect to most of its production, Harmony is exposed to the impact of any significant drop in the gold price.

As a general rule Harmony sells its gold production at market prices. Recently, there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and, in February 2001, put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were affected by Harmony in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was already hedged when acquired by Harmony, and these hedges have since been closed out. In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. See “Item 4. Information on the Company—Business—Hedge Policy” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Operating and Financial Review and Prospects—Market Risk.” In general, hedging in this manner reduces the risk of exposure to volatility in the gold price. Such hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then current spot price. Because Harmony’s hedging does not generally establish a future price for hedged gold, Harmony can realize the positive impact of any increase in the gold price. However, this also means that Harmony is not fully protected against decreases in the gold price and if the gold price decreases significantly Harmony runs the risk of reduced revenues in respect of gold production that is not hedged.

Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.

The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold that Harmony believes can be mined, processed and sold at prices sufficient to recover Harmony’s estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties; and

•	the experience of the person making the reserve estimates.

The ore reserve estimates contained in this annual report are calculated based on estimates of future production costs, future gold prices and, because Harmony’s gold sales are primarily in U.S. dollars and Harmony incurs most of its production costs in Rand, the exchange rate between the Rand and the U.S. dollar and, in the case of Harmony’s Australian operations, the Australian dollar. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of Harmony’s gold deposits or the profitability of its future operations.

Since ore reserves are only estimations which Harmony makes based on the above factors, in the future Harmony may need to revise its estimates. In particular, if Harmony’s production costs increase (whether in Rand terms, in Australian dollar terms, or in relative terms due to appreciation of the Rand or the Australian dollar against the U.S. dollar) or if gold prices decrease, a portion of Harmony’s ore reserves may become uneconomical to recover. This will force Harmony to lower its estimated reserves.

For example, following the acquisition of New Hampton, the Big Bell underground mine yielded disappointing results, including lower than expected grade. As a result, in the quarter ended June 30, 2002, Harmony reduced grade estimates for Big Bell’s future production, which has led to a substantial reduction in proven and probable reserves attributable to the Big Bell mine. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Australian Operations.”

Harmony’s strategy depends on its ability to make additional acquisitions.

In order to increase Harmony’s gold production and to acquire additional reserves so that Harmony can maintain and grow its gold production beyond the life of its current ore reserves, Harmony is exploring opportunities to expand by acquiring selected gold producers and mining operations. However, Harmony cannot guarantee that:

•	Harmony will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms;

•	Harmony will be able to obtain the financing necessary to complete future acquisitions; or

•	the issuance of Harmony’s ordinary shares or other securities in connection with any future acquisition will not result in a substantial dilution in ownership interests of holders of Harmony’s ordinary shares.

As at June 30, 2002, Harmony’s mining operations reported total proven and probable reserves of approximately 49.08 million ounces, which includes Elandskraal, New Hampton, Hill 50 and ounces attributable to Harmony’s 50% interest in the Free Gold Company. If Harmony is unable to acquire additional gold producers or generate additional proven and probable reserves at its existing operations or through Harmony’s exploration activities, Harmony cannot be certain that it will be able to expand or replace its current production with new reserves in an amount sufficient to sustain the life of its mining operations beyond the current life of its reserves.

Harmony may experience problems in managing new acquisitions and integrating them with its existing operations.

Acquiring new gold mining operations involves a number of risks including:

•	difficulties in assimilating the operations of the acquired business;

•	difficulties in maintaining the financial and strategic focus of Harmony while integrating the acquired business;

•	problems in implementing uniform standards, controls, procedures and policies;

•	increasing pressures on existing management to oversee a rapidly expanding company; and

•	to the extent Harmony acquires mining operations outside South Africa, encountering difficulties relating to operating in countries in which Harmony has not previously operated.

Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on Harmony’s business, operating results, financial condition and stock price. For example, following the acquisition of New Hampton, Harmony has encountered higher than expected costs and disappointing results from the Big Bell operations. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Australian Operations.” Harmony may encounter similar difficulties or other problems in integrating other acquisitions.

To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.

Harmony’s Australian operations have limited proven and probable reserves. Exploration and discovery will be necessary to maintain current gold production levels at these operations in the future. Exploration for gold and other precious metals is speculative in nature, is frequently unsuccessful and involves many risks, including risks related to:

•	locating orebodies;

•	identifying the metallurgical properties of orebodies;

•	estimating the economic feasibility of mining orebodies;

•	developing appropriate metallurgical processes;

•	obtaining necessary governmental permits; and

•	constructing mining and processing facilities at any site chosen for mining.

Harmony’s exploration efforts might not result in the discovery of mineralization and any mineralization discovered might not result in an increase in Harmony’s proven and probable reserves.

To access additional reserves in South Africa, Harmony will need to successfully complete development projects, including extending existing mines and, possibly, developing new mines. Development projects would also be necessary to access the platinum and palladium mineralization identified at the Kalplats platinum group metals project described in “Item 4. Information on the Company—Business—Exploration” and any mineralization discovered through exploration in Australia or elsewhere.

Harmony typically uses feasibility studies to determine whether or not to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

•	future gold and other metal prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore; and

•	anticipated total costs of the project, including capital expenditure and cash operating costs.

Actual costs, production and economic returns may differ significantly from those anticipated by Harmony’s feasibility studies. Moreover, it can take a number of years from the initial feasibility studies until development is completed. During that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:

•	the availability and timing of necessary environmental and other governmental permits;

•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labor, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations;

•	the availability and cost of smelting and refining arrangements; and

•	the availability of funds to finance construction and development activities.

Accordingly, there is no assurance that any future development projects will extend the life of Harmony’s existing mining operations or result in any new commercial mining operations.

Due to the nature of mining and the type of gold mines it operates, Harmony faces a material risk of liability, delays and increased production costs from environmental and industrial accidents and pollution.

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	accidents; and

•	other conditions resulting from drilling, blasting and removing and processing material from a deep level mine.

Hazards associated with open cast mining (also known as open pit mining) include:

•	flooding of the open pit;

•	collapse of the open pit walls;

•	accidents associated with the operation of large open pit mining and rock transportation equipment; and

•	accidents associated with the preparation and ignition of large scale open pit blasting operations.

Hazards associated with waste rock mining include:

•	accidents associated with operating a waste dump and rock transportation; and

•	production disruptions due to weather.

Harmony is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase production costs and result in liability to Harmony.

Harmony’s insurance coverage may prove inadequate to satisfy future claims against it.

Harmony has third party liability coverage for most potential liabilities, including environmental liabilities. While Harmony believes that its current insurance coverage for the hazards described above is adequate and consistent with industry practice, Harmony may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Further, Harmony maintains and intends to continue to maintain, property and liability insurance consistent with industry practice, but such insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will continue to be available at economically acceptable premiums. As a result, in the future Harmony’s insurance coverage may not cover the extent of claims against it for environmental or industrial accidents or pollution.

Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.

Gold is generally sold throughout the world in U.S. dollars, but most of Harmony’s operating costs are incurred in Rand. As a result, any significant and sustained appreciation of the Rand against the U.S. dollar will serve materially to reduce Harmony’s Rand revenues and overall net income as a result of higher working costs in U.S. dollar terms.

The Rand has experienced significant depreciation against the U.S. dollar since 1997. The Rand’s depreciation was particularly pronounced in calendar 2001 and during the first quarter of calendar 2002. There can be no assurance that the general depreciation trend of the Rand will continue. The Rand appreciated significantly against the U.S. dollar during the period from April 1, 2002 through December 13, 2002. If the appreciation experienced during this more recent period continues, it may have a material adverse impact on Harmony’s operating results. In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of $192 million at an average exchange rate of Rand 11.20 per U.S. dollar. As of December 13, 2002, $15 million was remaining under these contracts at an average exchange rate of Rand 11.31 per U.S. dollar. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity.” This measure, however, is not expected to fully protect Harmony from sustained fluctuations in the value of the Rand relative to the U.S. dollar since it covers only a limited amount, it expires on December 31, 2002 and Harmony does not expect to renew or repeat it.

Political or economic instability in South Africa or regionally may have an adverse effect on Harmony’s operations and profits.

Harmony is incorporated and owns significant operations in South Africa. As a result, there are important political and economic risks relating to South Africa which could affect an investment in Harmony.

South Africa has been transformed into a democracy since 1994, with a successful second round of democratic elections held during 1999. While Harmony believes that the South African government is stable, government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact on Harmony’s operations and profits.

In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed, sophisticated “first world” business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity. Furthermore, in recent years, South Africa has experienced high levels of crime and unemployment. These problems have been among the factors that impeded fixed inward investment into South Africa and prompted emigration of skilled workers.

Over the past five years, the South African economy has grown at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. GDP growth was approximately 2.5% in 1997, 0.6% in 1998, 1.2% in 1999, 3.1% in 2000 and 2.2% in 2001. The depreciation of the Rand in 1997 and 1998 resulted in an increase in the South African bank prime lending rate, which peaked at approximately 25.5% during 1998, although rates have since decreased and as of December 13, 2002, the rate was 17.0%.

Although the South African government has indicated on numerous occasions that it is committed to creating a stable, democratic free market economy, including the phasing out of exchange controls, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa’s problems. It is also difficult to predict the effect on Harmony’s business of these problems or of the government’s efforts to solve them.

Further, there has been regional political and economic instability in countries north of South Africa. As discussed above, any resulting political or economic instability in South Africa could have a negative impact on Harmony’s ability to manage and operate its South African mines.

The results of Harmony’s South African operations may be negatively impacted by inflation.

In the late 1980s and early 1990s, inflation in South Africa reached record highs. This increase in inflation resulted in considerable year over year increases in operational costs. By calendar 2001, the inflation rate had decreased to single-digit figures; however, the recent depreciation of the Rand has created inflationary pressure.

While Harmony’s operations have not in recent years been materially affected by inflation, a period of significant inflation in South Africa, without a concurrent devaluation of the Rand or an increase in the price of gold, could have a material adverse effect on Harmony’s profits and financial condition.

Harmony’s financial flexibility could be materially constrained by South African currency restrictions.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area. Transactions between South African residents (including corporations) and nonresidents of the Common Monetary Area are subject to these exchange control regulations which are enforced by the South African Reserve Bank, or the SARB. As a result, Harmony’s ability to raise and deploy capital outside the Common Monetary Area is restricted. In particular, Harmony:

•	is generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African exchange control authorities;

•	is generally required to repatriate to South Africa profits of foreign operations; and

•	is limited in its ability to utilize profits of one foreign business to finance operations of a different foreign business.

These restrictions could hinder Harmony’s normal corporate functioning. While exchange controls have been relaxed in recent years and are continuing to be so relaxed, it is difficult to predict whether or how the South African government will further relax the exchange control regulations in the future.

Since Harmony’s South African labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and new South African labor laws.

Due to the number of its South African employees that belong to unions, Harmony is at risk of having its production stopped for indefinite periods due to strikes and other labor disputes. Significant labor disruptions may have a material adverse effect on Harmony’s operations and financial condition. Harmony is not able to predict whether it will experience significant labor disputes in the future.

Harmony’s production may also be materially affected by labor laws. Since 1995, South African laws relating to labor have changed significantly in ways that affect Harmony’s operations. In particular, laws enacted since then that regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies could result in significant costs to Harmony. In addition, future South African legislation and regulations relating to labor may further increase Harmony’s costs or alter Harmony’s relationship with its employees. There may continue to be significant changes in labor law in South Africa over the next several years. For example, amendments to South African labor law have recently been proposed that would, with effect from August 1, 2002, require mandatory consultation with labor in the event of retrenchments, transfers of businesses or insolvency.

AIDS poses risks to Harmony in terms of productivity and costs.

The incidence of AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony currently estimates that the infection rate among Harmony’s South African workforce is approximately 28%, a figure which Harmony believes is consistent with the overall infection rate in South Africa. Harmony expects that significant increases in the incidence of AIDS infection and AIDS-related diseases among its South African workforce over the next several years may adversely impact its operations and financial condition. Currently, Harmony expects that the cost of addressing AIDS infection and AIDS-related diseases among its South African workforce will grow to approximately $4.00 per ounce of gold by 2007. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs, which are subject to material risks and uncertainties beyond Harmony’s control, as a result of which actual results may differ from Harmony’s current expectation. Harmony is actively pursuing AIDS awareness campaigns with its South African workforce workforce and is also providing medical assistance and separation packages for employees who decide to leave their place of work and return home for care. See “Item 4. Information on the Company—Business—Regulatory and Environmental Matters—Health and Safety Matters.”

Harmony’s operations are subject to extensive government regulations.

The Mine Health and Safety Act.

In January 1997, the South African government introduced The Mine Health and Safety Act. This act is intended to encourage greater interaction between government regulators, labor representatives and mining companies with regard to health and safety matters. The act leaves room for self-regulation but also provides for strict control by the government. As part of Harmony’s compliance with this act, Harmony has made progress in establishing risk management and medical surveillance systems at its South African operations to improve the safety performance of Harmony’s workers. Harmony has also established the health and safety committees required by the act and has arranged for the elections of workplace representatives. To date, the cost of complying with these regulations has not been material. There can be no assurance, however, that any additional expenditure required for compliance with this act will not be material.

Mineral rights ownership.

On June 26, 2002, the South African parliament passed the Mineral and Petroleum Resources Development Act, or the Act. The Act will come into force on a date to be fixed by the President by proclamation in the Government Gazette. The principal objectives set out in the Act are:

•	To recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	To give effect to the principle of the State’s custodianship of the nation’s mineral and petroleum resources;

•	To promote equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa and redress the impact of past discrimination;

•	To substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	To promote economic growth and mineral and petroleum resources development in South Africa;

•	To promote employment and advance the social and economic welfare of all South Africans;

•	To provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	To give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;

•	To follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and

•	To ensure that holders of mining and production rights contribute towards socioeconomic development of the areas in which they are operating.

Under the Act, tenure over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of the date of enactment of the Act and fulfill requirements specified in a broad-based socioeconomic empowerment charter for the South African mining industry, or the Mining Charter.

The latest draft of the Mining Charter was released on October 11, 2002. The principles contained in the Mining Charter relate to the transfer, over a ten-year period, of 26% of South Africa’s mining assets to historically disadvantaged South Africans, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and beneficiation. In addition, the Mining Charter addresses other socioeconomic issues, such as migrant labor, housing and living conditions.

Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Accordingly, Harmony will be eligible to apply for new licenses over its existing operations, provided that it complies with the Mining Charter. Harmony has begun taking steps to comply with the expected provisions of the Mining Charter, such as promoting value-added production, exploring black empowerment initiatives and increasing worker participation. Harmony is currently evaluating the impact that the Mining Charter may have with regard to its operations and no assurance can be given as to when the Mining Charter will be finalized or what the final form of the Mining Charter will contain. Harmony expects that there will be costs involved in complying with the Mining Charter, which may have an adverse impact on the profits generated by Harmony’s operations in South Africa.

The Act also makes reference to royalties being payable to the state in terms of an Act of Parliament, known as the Money Bill, which is currently being drafted and is expected to be available for public comment in early 2003. The introduction of the Money Bill as law may have an adverse impact on the profits generated by Harmony’s operations in South Africa. Harmony is currently evaluating the impact that the proposed Money Bill may have with regard to its operations and no assurance can be given as to whether or when the proposed Money Bill will be published for comment or enacted. For more information regarding the Act and the Money Bill, see “Item 4. Information on the Company—Business—Regulatory and Environmental Matters—Mineral Rights.”

In Australia, most mineral rights belong to the government, and mining companies must pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights. Harmony’s subsidiary New Hampton has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australian operations belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. If New Hampton, Hill 50 or Bendigo desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.

Harmony is subject to extensive environmental regulations.

As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased costs of production arising from compliance with South African environmental laws and regulations. The Minerals Act, the regulations promulgated under the Minerals Act, certain other environmental legislation and the administrative policies of the South African government all regulate the impact of Harmony’s prospecting and mining operations on the environment. Pursuant to these regulations, upon the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization in South Africa, Harmony will remain liable for compliance with the provisions of the Minerals Act, including any rehabilitation obligations. This liability will continue until such time as the South African Department of Minerals and Energy certifies that Harmony has complied with the provisions of the Minerals Act.

Currently, Harmony provides for environmental liabilities by contributing to environmental trust funds. While Harmony believes that its current provision for compliance with South African environmental laws and regulations is reasonable, any future changes and development in environmental regulation may adversely affect its operations. In the future, Harmony may incur significant costs associated with complying with more stringent requirements imposed under new legislation and regulations. This may include the need to increase and accelerate expenditure on environmental rehabilitation, and alter provisions for this expenditure, which could have a material adverse effect on Harmony’s results and financial condition.

The South African government is currently reviewing requirements imposed upon mining companies to ensure environmental restitution. For example, with the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the National Water Act 36 of 1998 and the National Environmental Management Act 107 of 1998, both of which include stringent “polluter-pays” provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines may result in additional costs and liabilities to Harmony.

Harmony’s Australian operations must comply with mining lease tenement conditions set by the Department of Minerals and Energy, the Mining Act (1978), the Department of Environmental Protection operating licenses, and water abstraction licenses issued by the Water and Rivers commission for each of its sites. Harmony’s Australian operations must also comply with numerous environmental acts and bills. As a result, Harmony must make provisions for mining rehabilitation whenever mining is commenced at a new site in Australia. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations.

Bendigo operates tenements granted under the Victorian Mineral Resources Development Act (1990), administered by the Department of Natural Resources and Environment. Operations that involve a deliberate discharge to the environment are subject to the Victorian Environment Protection Authority. Conditions attached to approvals include requirements for environmental management, monitoring and protection. While Bendigo has made allowances for the expected costs of complying with these conditions, any future changes and development in Australian environmental laws and regulations may increase these costs.

Harmony’s subscription agreement with Simane Investments (Proprietary) Limited, or Simane, has resulted in Simane acquiring a significant number of Harmony’s shares and related influence.

Simane, a South African empowerment group, acquired 10,958,982 ordinary shares, representing approximately 6.2% of Harmony’s voting share capital, under subscription agreements described in “Item 7. Major Shareholders and Related Party Transactions.” South African companies commonly have a shareholder who owns a position in their stock of more than 20%. As the largest shareholder of Harmony, Simane could influence the outcome of matters requiring shareholder approval, including the election of Harmony’s directors and the approval of significant corporate transactions, including business combinations.

The sale of a significant position in a company’s shares may affect the market price of its shares. As a consequence, Harmony’s agreement with Simane provides that, except as provided in the agreement, Simane will not have the right to dispose of or transfer any of the ordinary shares acquired under the agreement for a period of 18 months from the September 7, 2001 effective date of the agreement, and provides that Simane will not enter into any arrangement or transaction that may have the same or similar effect. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Because the principal non-United States trading market for Harmony’s ordinary shares is the JSE Securities Exchange South Africa, investors face liquidity risk in the market for Harmony’s ordinary shares.

The principal non-United States trading market for Harmony’s ordinary shares is the JSE Securities Exchange South Africa, or the JSE. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Harmony’s ordinary shares on the JSE in a timely manner, especially with regard to a large block trade, may be restricted by the limited liquidity of shares listed on the JSE.

Harmony may not pay cash dividends to its shareholders in the future.

It is the current policy of Harmony’s Board of Directors, or the Board, to declare and pay cash dividends if profits and funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Harmony’s capital expenditures and other cash requirements existing at the time. Under South African law, cash dividends may only be paid out of the profits of Harmony. No assurance can be given that cash dividends will be paid in the future.

Harmony’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Harmony’s ordinary shares have historically been paid in Rand. The U.S. dollar equivalent of any dividends or distributions with respect to Harmony’s ordinary shares will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar. In fiscal 2002, the value of the Rand relative to the U.S. dollar decreased by an average of 34%.

Because Harmony has a significant number of outstanding options and warrants, its ordinary shares are subject to dilution.

As of December 13, 2002, Harmony had an aggregate of 250,000,000 ordinary shares authorized to be issued and at that date an aggregate of 174,560,203 ordinary shares were issued and outstanding. In addition, as of December 13, 2002, warrants to purchase a total of 4,219,642 ordinary shares in this offering at an exercise price of Rand 43.00 per share or the U.S. dollar equivalent, subject to adjustment as described in this annual report, on or before June 29, 2003 were outstanding.

Harmony also has an employee share option plan. The employee share option plan in effect prior to November 16, 2001 permitted the granting of options in an amount up to an aggregate of 10% of the number of Harmony ordinary shares outstanding as of the date of the grant. With effect from November 16, 2001, this plan was replaced by a plan authorizing the granting of options to purchase up to an aggregate of 8,000,000 ordinary shares (in addition to any previously granted options that remain outstanding under the previous plan). As of December 13, 2002, options to purchase a total of 7,329,200 ordinary shares were outstanding, 5,613,300 of which were granted under the current plan and 1,715,900 of which were granted under the previous plan. The exercise prices of these options vary between Rand 11.70 and Rand 49.60.

As a result, shareholders’ equity interests in Harmony are subject to dilution to the extent of future exercises of these warrants and options.

Prior to June 2001, there was no trading market for Harmony’s warrants, there is currently only a limited trading market for the warrants and there can be no assurance that an active trading market will be sustained in the future.

Prior to the global offering, in June 2001, of Harmony’s ordinary shares and warrants, there was no trading market for the warrants. The warrants are currently listed on the JSE and The Nasdaq Stock Market, but there is only a limited trading market for the warrants and the liquidity of the market, if any, achieved through these listings may be limited. There can be no assurance that an active trading market will develop or be sustained prior to June 29, 2003 when the warrants expire.

A holder’s ability to exercise Harmony’s warrants would be impaired if Harmony is unable to maintain a current registration statement or prospectus or if applicable state securities laws restrict the holder’s ability to exercise warrants.

Any exercise of Harmony’s warrants must be made pursuant to an effective registration statement and prospectus that must cover the ordinary shares and ADSs issuable upon exercise and that must, at the time of exercise, be current regarding material developments with respect to Harmony and its operations. Harmony will endeavor to maintain an effective and current registration statement and prospectus throughout the exercise period for the warrants. If, however, Harmony is not able to maintain a current registration statement or prospectus, a black-out period will be imposed and the warrants will not be exercisable unless and until the registration statement and prospectus are made current. Moreover, holders of the warrants may not be able to transfer or exercise their warrants if they or their intended transferees reside in a state whose securities laws do not permit such transactions.

The terms of Harmony’s warrants and the warrant agency agreement do not impose limits on the frequency or duration of black-out periods.

The desirability of exercising Harmony’s warrants will depend upon the market price for Harmony’s ordinary shares.

To exercise their warrants, holders will be charged Rand 43.00 per ordinary share or, except as described in this annual report, the U.S. dollar equivalent determined as described in this annual report, subject to adjustment from time to time. Consequently, exercise of the warrants is attractive only if and when the market price of Harmony’s ordinary shares is greater than this exercise price. Therefore, a holding in the warrants is subject to the risks generally applicable to a holding in the ordinary shares.

The warrants expire on June 29, 2003.

Any warrant not exercised before 5:00 pm (Johannesburg time) on June 29, 2003 will become void and all rights of the warrantholders under the warrants and the warrant agency agreement will cease.

Item 4. Information on the Company

BUSINESS

Introduction

Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, processing, smelting and refining. Harmony is the third largest gold producer in South Africa and one of the largest gold producers in the world. As at June 30, 2002, Harmony’s mining operations reported total proven and probable reserves of approximately 49.08 million ounces, which includes Elandskraal, New Hampton, Hill 50 and ounces attributable to Harmony’s 50% interest in the Free Gold Company.

In fiscal 2002, Harmony processed approximately 22.811 million tons of ore and sold 2,388,458 ounces of gold, which includes sales from Elandskraal and New Hampton and three months of sales from Hill 50, but excludes sales by the Free Gold Company.

The gold market is relatively deep and liquid with the price of gold generally quoted in U.S. dollars. The demand for gold is primarily for fabrication purposes and bullion investment. The purchase and sale of gold takes place around the globe in all sizes and forms.

Harmony’s principal mining operations are located in South Africa and Australia. Harmony conducts its Australian operations through two recently acquired Australian gold mining companies: New Hampton and Hill 50. Harmony also has a gold mining operation in the Manitoba Province of Canada, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices. In addition, in December 2001, Harmony acquired ordinary shares representing approximately 31.8% of the outstanding share capital of Bendigo, a single project Australian gold mining development company. In May and June 2002, Harmony acquired ordinary shares representing approximately 32.5% of the outstanding share capital of Highland Gold, a privately held company organized under the laws of Jersey, Channel Islands. Highland Gold holds Russian gold mining assets and mineral rights, including an operating mine and development projects. In November 2002, Harmony acquired ordinary shares representing approximately 21% of the outstanding share capital of High River, a company organized under the laws of Ontario, Canada that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa.

Harmony conducts its mining operations through various subsidiaries. As of June 30, 2002, Harmony’s significant subsidiaries were Randfontein Estates Limited, Evander Gold Mines Limited and Hill 50 Limited. Randfontein Estates Limited and Evander Gold Mines Limited are wholly-owned direct subsidiaries incorporated in South Africa. Hill 50 Limited is a wholly-owned indirect subsidiary of Harmony incorporated in Australia.

In South Africa, Harmony and its subsidiaries (excluding the Free Gold Company) have nine operating shafts in the Free State Province, five operating shafts at Evander in the Mpumalanga Province, four operating shafts at Randfontein in the Gauteng Province, an open cast mine at Kalgold in the North West Province, and two production shaft units at Elandskraal in the North West and Gauteng provinces consisting of six shafts (two of which are sub-vertical shafts). The Free Gold Company (in which Harmony has a 50% interest) has eleven operating shafts in the Free State Province. Harmony’s Australian operations include three operations in Western Australia: Big Bell (acquired in the New Hampton transaction), Mt. Magnet (acquired in the Hill 50 transaction) and South Kalgoorlie (including Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 acquisition). Underground and surface mining is conducted at each of these Australian operations, with underground access through one decline at Big Bell, two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits.

In fiscal 2002, Hill 50 sold 217,185 ounces of gold, three months of which, or 61,472 ounces, were included in Harmony’s gold sales for fiscal 2002. On a pro forma basis, the combined gold sales of Harmony (including Elandskraal, New Hampton and Hill 50, but excluding the Free Gold Company) would have been 2,602,171 ounces for fiscal 2002. During Harmony’s fiscal 2002, sales from the Free Gold assets amounted to 1,143,243 ounces of gold and Harmony’s interest in two months of these sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces. Because Harmony equity accounts for its 50% interest in the Free Gold Company, sales from the Free Gold assets are not included in Harmony’s sales figures in this annual report. For more information on Harmony’s consolidation policy, see note 2(b) to the consolidated financial statements.

Ore from the shafts and surface material are treated at fourteen metallurgical plants in South Africa (three at the Free State operations, two at Elandskraal, two at Evander, two at Randfontein, one at Kalgold and four at the Free Gold Company) and at four metallurgical plants in Australia (one at Big Bell, one at Mt. Magnet and two at South Kalgoorlie). Harmony received regulatory approval in 1997 to market its own gold, a function that was previously the sole preserve of the SARB. A refinery was commissioned by Harmony during fiscal 1997 in the Free State Province at South Africa. Harmony increased the capacity of this refinery in fiscal 2002, as a result of which Harmony has the capacity to refine all of its gold produced in South Africa.

History

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950. Harmony’s principal executive offices are located at 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa and the telephone number at this location is 011-27-11-684-0140. Harmony operates under a variety of statutes and regulations. To learn more about these statutes and regulations, see “Item 4. Information on the Company—Business—Regulatory and Environmental Matters” and “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

Commercial gold mining in South Africa evolved with the establishment of various mining houses at the beginning of the 1900s by individuals who bought and consolidated blocks of claims until sufficient reserves could be accumulated to sustain underground mining. The mines were then incorporated, but it was not the practice of the founding mining house to retain a majority shareholding. Instead, the mining house would enter into a management agreement with the mine pursuant to which the mining house would carry out certain managerial, administrative and technical functions pursuant to long-term contracts. Fees were generally charged based on revenues, working costs or capital expenditures, or a combination of all three, without regard to the cost or the level of services provided.

Harmony was operated as a mining operation in this manner and the mining house Randgold & Exploration Company Limited, or Randgold, retained the management agreement. In late 1994, Randgold cancelled the management agreement and entered into a service agreement with Harmony to supply executive and administrative services at market rates. In 1997, Harmony and Randgold terminated their service agreement and Harmony began operating as a completely independent gold mining company.

Harmony’s operations have grown significantly since 1995. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent, world-class gold producer. Harmony increased its gold sales from 650,312 ounces of gold in fiscal 1995 to 2,388,458 ounces of gold in fiscal 2002. These figures include sales from Elandskraal and New Hampton (each of which was acquired in fiscal 2001) and three months of sales from Hill 50 (which was acquired in fiscal 2002), but exclude sales from the Free Gold Company (in which Harmony acquired a 50% interest in fiscal 2002).

In fiscal 2002, approximately 89.0% of Harmony’s gold production took place in South Africa, with 10.7% taking place in Australia and the remaining 0.3% taking place in Canada. In fiscal 2002, approximately 86.2% of Harmony’s gold came from underground mines and 13.8% came from its surface mines. For more detailed geographical information about Harmony’s activities, see “Geographical and Segment Information” in note 31 to the consolidated financial statements.

Harmony acquired additional mineral rights in the Free State, Gauteng and North West provinces in South Africa when it acquired Lydex in 1997, in the North West Province when it acquired Kalgold in 1999 and in the Gauteng Province when it acquired Randfontein in 2000.

In 1998, Harmony acquired its first production facility outside South Africa by purchasing the mining assets in the Bissett area of Manitoba in Canada from the liquidators of the Rea Gold Corporation. Harmony has completed the capital expenditure and development programs required to establish a production unit capable of producing over 65,000 ounces per year on this property. In fiscal 2001, due to the mining operations being uneconomical at then-current gold prices, Harmony decided to suspend production at the Bissett mine, and placed the operations on a care and maintenance program during the quarter ended September 30, 2001. See “Item 4. Information on the Company—Business—Mining Operations—Bissett Operations.”

On January 11, 2000, Harmony announced its offer to purchase all of the outstanding ordinary share capital of Randfontein at a purchase price of either 31 Harmony shares for every 100 Randfontein shares or Rand 11.00 per Randfontein share, or a combination of shares and cash. Also at that time, Harmony offered to purchase all of the outstanding warrants of Randfontein at a purchase price of either 7 Harmony ordinary shares for every 100

Randfontein warrants held or Rand 2.48 per warrant, or a combination of cash and ordinary shares. Harmony increased the offer price on January 14, 2000 to either 34 Harmony shares for every 100 Randfontein shares or Rand 12.25 per Randfontein share, or a combination of shares and cash. In addition, Harmony increased the offer price for all the outstanding warrants of Randfontein to a purchase price of either 8 Harmony ordinary shares for every 100 Randfontein warrants held or Rand 2.76 per warrant, or a combination of cash and ordinary shares. Harmony obtained management control of Randfontein in January 2000 and by June 30, 2000 had acquired 100% of Randfontein’s outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Randfontein Operations.”

On January 31, 2001, Harmony entered into an agreement with AngloGold to purchase the assets and liabilities of the Elandskraal mines from AngloGold for approximately Rand 1 billion. On March 22, 2001, Harmony entered into a syndicated loan facility of approximately $260 million to, among other things, fulfill its obligations to AngloGold. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Borrowings—Recently Retired Credit Facilities and Other Borrowings.” As a condition to the loan facility, in February 2001 Harmony protected some of its production from downward movements in the gold price by entering into put options relating to the delivery of 1 million ounces of Harmony’s 2001 and 2002 production. The put options covered 83,333 ounces per month for 12 months, commencing on March 29, 2001, at a price of Rand 64,000 per kilogram (Rand 1,990 per ounce). Harmony paid Rand 29 million to secure these put options. These purchased put options permitted Harmony to take advantage of increased gold spot prices by allowing the put options to expire without exercise, and merely provided Harmony with downside protection. Harmony closed out these put options during July 2001 and received Rand 3 million. Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. Harmony and Randfontein agreed to indemnify AngloGold against any loss AngloGold may suffer or incur as a consequence of Harmony’s management during the interim period.

On November 21, 2001, Harmony and ARMGold, a subsidiary of ARM, reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMGold each has a 50% interest) for Rand 2,200 million ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. Rand 1,800 million ($169.2 million at an exchange rate of R10.64 per $1.00) of the purchase price, plus accrued interest, was paid by the Free Gold Company in April 2002 following the fulfillment of all conditions precedent and Rand 400 million ($37.5 million at an exchange rate of R10.64 per $1.00) is payable by the Free Gold Company under an interest-free loan on January 1, 2005. The additional amount relating to taxes is payable by the Free Gold Company as and when the tax liability becomes payable by AngloGold. The Free Gold Company has estimated that this tax liability will be approximately Rand 632 million ($59.4 million at an exchange rate of R10.64 per $1.00) and will be payable in March 2003. The Free Gold Company expects that approximately 80% of this amount will provide the Free Gold Company with a capital expense deduction against its taxable income from the Free Gold assets. The Free

Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled). For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2,213 million ($208.2 million at an exchange rate of 10.64 per $1.00). See “Item 5. Operating and Financial Review and Prospects—Overview.”

In connection with the acquisition of the Free Gold assets, on April 5, 2002 Harmony and ARMGold entered into a formal joint venture and shareholders’ agreement relating to the Free Gold Company. The agreement provides that Harmony and ARMGold are each responsible for 50% of the expenses associated with operating the Free Gold assets. Pursuant to the agreement, an interim executive committee composed of an equal number of representatives appointed by Harmony and ARMGold managed the Free Gold assets until the acquisition was completed. Following completion of the acquisition, management of the Free Gold Company is vested in a board, which initially is composed of an equal number of Harmony representatives and ARMGold representatives. In the future, the number of representatives on the board will vary proportionally with the number of shares of the Free Gold Company held by Harmony and ARMGold.

On October 23, 2001, Gold Fields Limited, or Gold Fields, granted Harmony an exclusive option to negotiate the possible acquisition from Gold Fields of the St. Helena and Oryx mines in the Free State Province. Harmony, in return, granted Gold Fields an exclusive option to negotiate the acquisition of Harmony’s stake in AurionGold. These agreements expired, without exercise, on February 15, 2002.

On May 24, 2002, Harmony, ARMGold and Gold Fields, through its subsidiary, St. Helena Gold Mines Limited, announced that an agreement in principle had been reached under which St. Helena Gold Mines Limited would sell the St. Helena gold mining assets to the Free Gold Company for Rand 120 million ($13.7 million), plus a royalty equal to one percent of revenue for a period of 48 months beginning on the effective date of the sale. St. Helena Gold Mines Limited and the Free Gold Company concluded a formal agreement of sale on July 1, 2002. The sale was completed on October 30, 2002, and the Free Gold Company assumed management control on that date.

Harmony conducts Australian operations through two recently acquired Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002. On December 19, 2000, Harmony announced that it had agreed to purchase 19.99% of New Hampton ordinary shares from Normandy Mining and made an offer for all of the outstanding ordinary shares of New Hampton. The total cash bid valued New Hampton at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or $28.5 million at an exchange rate of R8.00 per $1.00). This offer closed on July 12, 2001, at which time Harmony had acquired 96.2% of New Hampton’s shares and 95% of New Hampton’s warrants. Harmony subsequently completed a compulsory acquisition of the remaining shares and warrants. On December 11, 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50. The total cash bid valued Hill 50 at approximately A$233 million (R1,419 million at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). The offer closed on

May 3, 2002, at which time shareholders holding 98.57% of Hill 50’s shares and 98.76% of Hill 50’s listed options had accepted Harmony’s offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Australian Operations.” Harmony financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on February 28, 2002, with Citibank, N.A., as lead arranger. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities and Other Borrowings.” In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. With effect from April 1, 2002, Harmony reports the New Hampton and Hill 50 operating results together within an “Australian Operations” segment.

Harmony made its first investment in the Australian gold mining industry in February 2000, by acquiring a stake in Goldfields (Australia), an independent gold production and exploration company. As of September 2001, Harmony’s stake in Goldfields (Australia) was approximately 22.96%. Effective December 31, 2001, Delta Gold Limited, or Delta, completed a merger with Goldfields (Australia). In connection with the merger, holders of Delta shares received 187 Goldfields (Australia) shares in exchange for every 200 Delta shares held. Harmony’s stake in Goldfields (Australia) following the merger was diluted to approximately 9.8%. In February 2002, Goldfields (Australia) changed its name to AurionGold Limited. On May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome’s offer to acquire all of Harmony’s interest in AurionGold, subject to specified conditions. Pursuant to the offer, Harmony would receive 17.5 newly-issued Placer Dome ordinary shares for every 100 AurionGold ordinary shares tendered. On July 29, 2002, Harmony announced that Placer Dome had increased its offer by adding a cash payment of A$0.35 per AurionGold ordinary share. Harmony accepted this revised offer, which had become unconditional as of July 29, 2002. The transaction was completed on August 6, 2002. As a result, Harmony obtained a 1.9% interest in Placer Dome.

On September 25, 2001, Harmony announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares of Bendigo for a total purchase price of approximately A$50 million (R292 million at an exchange rate of R5.84 per A$1.00, or $22.8 million at an exchange rate of R12.80 per $1.00). On December 13, 2001, shareholders of Bendigo approved this subscription and Harmony acquired ordinary shares representing approximately 31.8% of the outstanding share capital of Bendigo. On that date, Harmony was also granted options to acquire 360 million additional shares of Bendigo at any time before December 31, 2003, at a price of A$0.30 per share for a maximum consideration of A$108 million (R630.7 million at an exchange rate of R5.84 per A$1.00, or $72.2 million). If Harmony exercises these options, Harmony would own approximately 50.1% of the diluted capital of Bendigo. Bendigo is a single project Australian gold mining development company that controls the New Bendigo Gold Project in the historic Bendigo goldfields. Bendigo controls all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. Bendigo has reported that it is using the funds it received from Harmony’s investment in a project with the goal of developing and bringing into production a high grade, mechanized underground mine.

On May 31, 2002, Harmony acquired ordinary shares representing approximately 25% of the outstanding share capital of Highland Gold for a purchase price of $18.9 million. On June 28, 2002, Highland Gold issued 750,000 additional shares to Harmony for a purchase price of £7,500 ($11,925 at an exchange rate of $1.59 per £1.00), which increased Harmony’s aggregate interest to approximately 32.5% of Highland Gold’s outstanding share capital. Highland Gold is a privately held company organized under the laws of Jersey, Channel Islands. Highland Gold holds Russian gold mining assets and mineral rights, including an operating mine and development projects.

On November 22, 2002, Harmony purchased approximately 21.0% of the outstanding share capital of High River for a purchase price of $14.5 million. High River is a company organized under the laws of Ontario, Canada that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa. Harmony may, subject to market conditions, consider additional investments in High River in the future. The principle assets of High River are:

•	a 53% fully-diluted equity interest in OJSC Buryatzoloto, the fifth largest gold producer in Russia, which has two operating mines and has reported total production of approximately 150,000 ounces of gold per year;

•	an agreement to acquire 100% ownership of a project to exploit the Berezitovoye deposit in Siberia, which is reported to be amenable to open pit mining;

•	an 50% ownership interest in the New Britannia gold mine in Manitoba, Canada, which has reported total production of approximately 110,000 ounces of gold per year; and

•	an ownership interest in the Taparko gold development project in Burkina Faso.

Strategy

Harmony is an independent growth oriented company in the gold production business and is distinguished by the focused operational and management philosophies that it employs throughout the organization. Harmony’s growth strategy is focused on building a leading international gold mining company through acquisitions, organic growth and focused exploration. Harmony is currently expanding in South Africa and Australia, building on Harmony’s position as a leading cost-effective South African gold company in order to enhance Harmony’s position as one of the world’s premier international gold producers. Harmony has also recently acquired interests in Highland Gold, which holds Russian gold mining assets and mineral rights, and High River, which holds interests in Russian, Canadian and West African gold mining assets and mineral rights.

The international and South African gold mining industries have been in the recent past and continue to be affected by structural and investment trends moving toward the consolidation of relatively smaller operations into larger, more efficient gold producers with lower, more competitive cost structures. This consolidation enables gold producers to be more competitive in pursuing new business opportunities and creates the critical mass (measured by market capitalization) necessary to attract the attention of international gold investment institutions. Harmony’s current strategy is predominantly influenced by these investment trends, which have already resulted in significant restructuring and rationalization in the South African, Australian and North American gold mining industries. Harmony believes these trends will continue to lead to significant realignments in the international gold production business. Harmony intends to continue to participate in the South African and international restructuring activity to continue to achieve its growth objectives.

Since undergoing a change in management in 1995, Harmony has employed a successful strategy of growth through a series of acquisitions and through the evolution and implementation of a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way,” and which it believes are unique in the South African gold mining industry. A significant component of the success of Harmony’s strategy to date has been its ability to acquire underperforming mining assets, mainly in South Africa, and in a relatively short time frame to transform these mines into cost-effective production units. The initial phase of Harmony’s strategy between fiscal 1995 and fiscal 2002 has resulted in the growth of Harmony’s annual gold sales from approximately 650,000 ounces to over 2.4 million ounces. With the acquisitions of Elandskraal, New Hampton and Hill 50, Harmony has increased its annualized sales to approximately 2.6 million ounces, excluding Harmony’s 50% interest in the Free Gold Company. From June 30, 1995 to June 30, 2002, Harmony has reduced weighted average cash operating costs from approximately $341 per ounce to approximately $196 per ounce. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Years ended June 30, 2002 and 2001—Costs.” Harmony has also expanded its proven and probable ore reserve base and, as at June 30, 2002, Harmony’s mining operations reported total proven and probable reserves of approximately 49.08 million ounces, which includes Elandskraal, New Hampton, Hill 50 and ounces attributable to Harmony’s 50% interest in the Free Gold Company.

Although Harmony’s primary focus has been on pursuing growth through the acquisition of producing mines, Harmony has also addressed growth through the recent expansion of its exploration activities. Harmony currently maintains a range of focused exploration programs mainly concentrating on areas not too distant from its operating mines. Harmony has also embarked on several focused gold exploration initiatives in prospective regions where it does not yet produce gold. In addition, in light of the increase in the market price of gold in fiscal 2002, it has become relatively more attractive for Harmony to pursue organic growth in South Africa, including greenfield and brownfield developments.

Harmony is managed according to the philosophy that its shareholders have invested in Harmony in order to own a growth stock which will also participate in movements in the gold price. Accordingly, Harmony has consistently maintained a policy of generally not hedging its future gold production. Harmony’s policy is to eliminate any hedging positions existing within the companies that it acquires as soon as opportunities can be created to do so in sound, commercially advantageous transactions. There may, however, be instances where certain hedge positions in acquired companies need to be kept in place for contractual or other reasons.

In addition, Harmony is considering involvement in platinum mining and related activities in South Africa. Harmony believes that there may be opportunities to acquire South African platinum industry assets within the next two to three years. Harmony believes that that the “Harmony Way” might be usefully applied to mature platinum mines with turnaround potential in South Africa; however, no assurance can be made that Harmony will find suitable acquisition targets or successfully integrate them into Harmony’s operations. See “Item 3. Key Information—Risk Factors—Harmony’s strategy depends on its ability to make additional acquisitions” and “Item 3. Key Information—Risk Factors—Harmony may experience problems in managing new acquisitions and integrating them with its existing operations.”

The major components of Harmony’s strategy include:

Continuing to implement Harmony’s unique management structure and philosophy.

Harmony implements a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way,” and which it believes are unique to the South African gold mining industry. This “Harmony Way” is underpinned by the following concepts:

•	Empowered management teams. At each mining site Harmony has established small, multi-disciplinary, focused management teams responsible for planning and implementing the mining operations at the site. Each of these teams is accountable for the results at its particular site and reports directly to Harmony’s executive committee.

•	Active strategic management by the Board. Annual operational goals and targets, including cost, volume and grade targets are established in consultation with the Harmony’s executive committee for each mining site. Each management team develops an operational plan to implement the goals and targets for its mine site. Harmony’s executive committee reviews and measures the results at each mining site on a regular basis throughout the year.

•	Increased productivity. Gold mining in South Africa is very labor intensive with labor accounting for approximately 50% of Harmony’s costs. To control these costs, Harmony structures its operations to achieve maximum productivity with the goal of having 60% of Harmony’s workforce directly engaged in stoping, or underground excavation, and development rock breaking activities. In addition, Harmony has implemented productivity-based bonuses designed to maximize productivity.

•	A no-frills, low cost ethic. Harmony has an obsession about lowering its cost base and to this end Harmony extensively benchmarks its costing parameters both internally between operations within Harmony and externally against other gold producers.

•	Systems. Harmony has implemented sophisticated cost accounting systems and strict ore accounting and ore reserve management systems to measure and track costs and ore reserve depletion accurately, so as to enable it to be proactive in its decision making.

Harmony has implemented the “Harmony Way” at its original mining operations and at each mining property Harmony has acquired since 1995, and is currently implementing the “Harmony Way” at the Australian operations acquired through the acquisitions of New Hampton and Hill 50. By implementing this process, Harmony generally has been able to reduce costs significantly while increasing production and extending mine life. Harmony and ARMGold, shareholders of the Free Gold Company, share similar management philosophies. The Free Gold Company has begun implementing measures to reduce costs while increasing production and extending mine life, in a manner that Harmony believes is consistent with the “Harmony Way.”

Growing through acquisitions in South Africa and internationally.

Harmony’s acquisition strategy in South Africa has been, and will continue to be, mainly to pursue mature, underperforming gold mining operations in which it believes it can successfully introduce the “Harmony Way” to increase productivity, reduce costs and extend mine life. The advantage to acquiring mature, underperforming operations is that they tend to be cheaper to acquire and, particularly for underground operations, much of the required capital expenditure has already been made. Harmony’s corporate strategy with respect to acquisition targets is as follows:

•	to make acquisitions in addition to pursuing greenfield and brownfield developments when it is economical to do so;

•	to acquire mature assets with turnaround potential;

•	to acquire assets that fit Harmony’s management model; and

•	to acquire assets that enhance Harmony’s overall resource base.

In South Africa, Harmony continues to explore a number of potential acquisitions. The South African gold mining industry has undergone a significant restructuring since 1990 with the result that a number of gold mining companies owned principally by mining houses have been sold to other gold operators. Harmony believes that this restructuring process has not yet been completed and that there will continue to be opportunities for further acquisitions in South Africa.

Outside of South Africa, Harmony intends to leverage the broad gold mining experience it has gained through acquisitions and existing operations. Through Harmony’s existing operations, Harmony has gained extensive underground mining experience. Harmony has also gained extensive experience in surface mining by open cast methods through its acquisition of Kalgold and the open cast operations of Randfontein and New Hampton, and in mechanized mining of greenstone orebodies through Harmony’s acquisitions of Bissett and New

Hampton. These types of mining are more typical outside of South Africa. Harmony believes that these skills should position it to be able to pursue a broad range of acquisition opportunities. Harmony continues to explore new business opportunities both inside and outside of South Africa, particularly in Australia and Russia. Harmony may in the future pursue additional suitable potential acquisitions in South Africa or internationally.

Expanding Harmony’s exploration and development activities to increase its reserve base.

Traditionally, like most other major South African gold producers, Harmony has not focused much of its efforts on greenfield exploration. With the acquisition of Kalgold, Harmony acquired potentially valuable exploration rights and an active exploration capability in South Africa. Harmony acquired further exploration rights and an active exploration program in Australia through the acquisitions of New Hampton and Hill 50. Harmony intends to continue to support and expand these activities as another important avenue for increasing the size of its reserve base. Exploration projects involve material risks and uncertainties, however, and Harmony cannot be sure these projects will be successful. See “Item 3. Key Information—Risk Factors—To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

In addition, in light of the increase in the market price of gold in fiscal 2002, it has become relatively more attractive for Harmony to pursue organic growth in South Africa, including greenfield and brownfield developments. Harmony is engaging in, and investigating possibilities for, organic growth through targeted development projects. Harmony is pursuing substantial projects to deepen the Elandskraal operations and improve the Masimong shaft system. See “Item 4. Information on the Company—Harmony’s Mining Operations—Elandskraal Operations,” “Item 4. Information on the Company —Harmony’s Mining Operations—Randfontein Operations,” “Item 4. Information on the Company —Harmony’s Mining Operations—Free State Operations” and “Item 4. Information on the Company—Harmony’s Mining Operations—Evander Operations.” Harmony is also currently conducting feasibility studies for shallow and medium-depth capital projects in the vicinity of Harmony’s existing Randfontein and Evander operations and has commenced an advanced feasibility study to evaluate the Kalplats platinum group metals project described in “Item 4. Information on the Company—Business—Exploration.” In evaluating and pursuing these projects, Harmony’s goal is to achieve organic growth in South Africa. Capital development projects of this type involve material risks and uncertainties; however, and Harmony cannot be sure its development efforts will be successful. See “Item 3. Key Information—Risk Factors—To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.

Hedge Policy

As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. As a result of this policy,

Board approval is required when hedging arrangements are to be entered into to secure loan facilities. Any change to this policy requires ratification by the Board. Currently, Harmony’s hedge book is managed by a risk and treasury management services company, that is a wholly-owned subsidiary of a major South African bank. Hedge activity is monitored weekly and all hedge transactions must be approved by the Harmony Chief Financial Officer after consultation with the Board.

Harmony does not trade in derivatives for its own account. Recently there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and, more recently, put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out. See “Item 5—Operating and Financial Review and Prospects—Market Risk.”

A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge positions, including closing forward sale contracts and call options covering a total of 490,000 ounces and forward purchases covering a total of 200,000 ounces. See “Item 5—Operating and Financial Review and Prospects—Market Risk.”

In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50). All of these hedge positions are now normal purchase and sale agreements, under which Harmony must deliver a specified quantity of gold at a future date subject to the agreed-upon prices. The resulting hedge portfolio covered, as of September 30, 2002, approximately 1,689,705 ounces over a seven-year period at an average strike price of A$532 per ounce ($287 at an exchange rate of A$0.54 per $1.00). Harmony intends to reduce the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements. See “Item 5—Operating and Financial Review and Prospects—Market Risk.”

In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of $192 million at an average exchange rate of Rand 11.20 per U.S. dollar. As of December 13, 2002, $15 million was remaining under these contracts at an average exchange rate of Rand 11.31 per U.S. dollar.” This measure, however, is not expected to fully protect Harmony from sustained fluctuations in the value of the Rand relative to the U.S. dollar since it covers only a limited amount, it expires on December 31, 2002 and Harmony does not expect to renew or repeat it. See “Item 5—Operating and Financial Review and Prospects—Market Risk—Foreign Currency Sensitivity.”

Description of Mining Business

Exploration

Exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

The mining process can be divided into two main phases: (i) creating access to the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.

•	Access to the orebody. In Harmony’s underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access.

In Harmony’s open pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.

•	Mining the orebody. The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned and the ore is transferred to the transport system. In open pit mines, gold-bearing material may require drilling and blasting and is usually collected by bulldozers or shovels to transfer it to the ore transport system.

In Harmony’s underground mines, once ore has been broken, train systems collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps. In open pit mines, ore is transported to treatment facilities in large capacity vehicles.

Processing

Harmony currently has fourteen metallurgical plants that treat ore to extract the gold. The Elandskraal, New Hampton and Hill 50 acquisitions resulted in the acquisition of two plants each, which are included in this figure. In addition, there are three metallurgical plants within the Free Gold assets, which are not included in this figure. The principal gold extraction processes used by Harmony are carbon in leach, or CIL, carbon in pulp, or CIP, and carbon in solution, or CIS, although Harmony also has an old filter plant processing low grade waste rock. Harmony has discontinued the active use of its heap leach operation, as described below.

The gold plant circuit consists of the following:

•	Comminution. Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod and tube and ball mills. Harmony’s more modern milling circuits include semi or fully autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment.

•	Treatment. In most of Harmony’s metallurgical plants, including the plants within the Free Gold assets and at Hill 50, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL, CIP or CIS process. In addition, each of Harmony and the Free Gold Company has one metallurgical plant that uses the zinc precipitation filter process to recover gold in solution. Harmony’s Saaiplaas plant also used the zinc precipitation filter process prior to fiscal 2002, but it was converted to the CIS process during fiscal 2002. Harmony expects to convert the Saaiplaas plant to the CIL process in the quarter ending June 30, 2003, in an effort to lower cost and improve extraction efficiency. Harmony will consider a similar conversion for the remaining Harmony zinc precipitation plant depending on the properties of the materials to be processed.

Gold in solution from the filter plants is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Because cathode sludge produced from electro-winning is now sent directly to Harmony’s refinery, most of the plants no longer use smelting to produce rough gold bars (doré). Harmony’s zinc precipitation plant, however, and the zinc precipitation plant used by the Free Gold Company continue to smelt precipitate to produce rough gold bars. These bars are then transported to Harmony’s refinery, which is responsible for refining the bars to a minimum of good delivery status.

Harmony also had one heap leach operation, active use of which was discontinued in July 2001. In the heap leach process, ore is stacked on impervious leach pads and a leaching solution is sprayed on the pile, which dissolves the gold from the host ore. Gold is then extracted from the leach solution using the CIS process. Although Harmony has discontinued the active use of its heap leach operation, over time small amounts of gold normally can be recovered from ore remaining on the leach pads. Harmony expects to apply leaching solution occasionally in the future to recover any available gold.

Harmony operates the only independent gold refinery in South Africa. In fiscal 2002, approximately 63% of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In April 2002, Harmony sold its ownership interest in the Rand Refinery back to the Rand Refinery. Harmony received approximately Rand 6.4 million ($0.6 million at an exchange rate of R10.66 per $1.00) from this sale.

Harmony produces its own branded products at its refinery, including various sizes of gold bars. This has allowed Harmony to sell to markets such as India, the Middle East and East Asia. Harmony’s refinery supplies gold alloys and associated products to jewelry manufacturers in South Africa and internationally. In fiscal 2001, Harmony expanded refining capacity from 40 tons per year to 100 tons per year. In fiscal 2002, Harmony further increased refinery capacity to 120 tons per year. Harmony spent approximately Rand 22.6 million on capital expenditures at its refinery in fiscal 2002. Harmony has budgeted Rand 10.6 million ($1.2 million) to complete refinery expansion and upgrades in fiscal 2003.

The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in “Item 4. Information on the Company—Business—Regulatory and Environmental Matters—Mineral Rights.” Harmony’s beneficiation initiatives have benefited from the expansion and improvement of Harmony’s refinery. Harmony supports jewelry ventures in South Africa, including providing facilities for a jewelry school and, in fiscal 2002, Harmony acquired rights to manufacture and distribute a range of jewelry based on the “Lord of the Rings” trilogy in South Africa, the United States and Canada. On December 11, 2002, Harmony and Mintek, a South African government research and development organization, signed a memorandum of understanding to create Musuku Beneficiation Systems, or Musuku, an integrated manufacturing and technology group focusing on the beneficiation of precious metals. Musuku will provide management, operational and technical services to integrate value-added processes into the gold mining industry.

Services and Supplies

Mining activities require extensive services, located both on the surface and underground. These services include mining-related services such as mining engineering (optimizing mining layouts and safe mining practices), planning (developing short-term and long-term mining plans), ore reserve management (to achieve optimal orebody extraction), ventilation (sustaining operable mining conditions underground), provision of supplies and materials, and other logistical support. In addition, engineering services are required to ensure equipment operates effectively. Unlike many other South African gold producers, Harmony generally provides only those services directly related to mining. In some cases, other services are provided by outside contractors. Harmony provides medical services to employees at its Free State, Evander and Randfontein hospitals. The Free Gold assets include a hospital facility, and Harmony is considering options to achieve synergies between this facility and the existing Free State facility.

The Mining Charter described in “Item 4. Information on the Company—Regulation—Mineral Rights” establishes a policy of according preferred supplier status to enterprises controlled by members of historically disadvantaged groups when those enterprises are able to offer goods and services at competitive prices and quality levels. Harmony believes that its procurement policy is consistent with this policy.

In June 2002, Izingodo Holdings, a black empowerment consortium, acquired a 30% stake in Timrite (Pty) Ltd. Timrite is currently Harmony’s major supplier of timber, supplying approximately 90% of Harmony’s timber requirements.

Harmony’s Management Structure

As part of the “Harmony Way,” Harmony structures its mining operations in a way that it considers to be unique in the South African gold mining industry. Harmony’s operational structure is based on small empowered management teams at each production site, which may include one or more underground mine shafts or open cast sites. These management teams are fully responsible for planning and executing the mining at the production site and report directly to Harmony’s Executive Committee. Each management team consists of an ore reserve manager, a mining manager, a financial manager, an engineering manager and a human relations manager. Each member of the management team has an individual area of responsibility: the mining manager is responsible for rock breaking and safety; the ore reserve manager is responsible for geology and ore reserves; the financial manager is responsible for financial management; the engineering manager is responsible for maintaining equipment; and the human relations manager is responsible for manpower issues. One of the managers is appointed as the team captain. Financial incentives are provided for the production team at each site based on the production and efficiency at the site.

Placing management power at the level of the actual production sites has resulted in greater flexibility, innovation and quicker decision-making than the more traditional management structures at South African gold mines. It also means that Harmony operates without multiple levels of management. This contributes to decreased overhead costs, which has a positive impact on the payable portion of Harmony’s mineral resources. In addition, the reduced management structure is important in facilitating Harmony’s goal of having 60% of its work force being directly involved in actual mining as opposed to the industry standard of 40%. Harmony believes that this initiative has resulted in increased productivity.

In addition, on October 2, 2002, Harmony and the United Association of South Africa signed an agreement to redefine the traditional role of shift boss, or supervisor, to that of a coach. This initiative, which Harmony has implemented at its South African operations, re-aligns features of Harmony’s operational-level organization. The principal features of this initiative are to allow coaches to focus on safety promotion by transferring line supervision duties to the mine overseers (whose technical expertise will be available to blasting crews) and changing the compensation structure so that coaches will not receive incentive compensation based on production levels. In addition, coaches spend the entire eight-hour working shift underground with the mining team, in contrast with the four hours shift bosses typically spent with the mining team. Harmony believes that this initiative will promote a safe production environment for the blasting crew and enhance career development for previously disadvantaged individuals; however, because this is a new initiative, no assurance can be given that it will succeed in meeting these goals.

Exploration

Harmony conducts exploration activities by itself or with joint venture partners. Harmony’s prospecting interests in South Africa measure approximately 382,000 hectares. Harmony’s Australian operations also control prospecting interests, as described below. In addition to ongoing mine site exploration, Harmony has a program of investment in regional exploration. Harmony has spent approximately Rand 115 million over the last three fiscal years on exploration, mainly within the Kraaipan greenstone belt (particularly on the Kalgold mining lease and surrounding areas) and in Peru. The exploration strategy on these greenstone belts uses geological, geophysical and geochemical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold deposits typically occur as clusters. In fiscal 2003, Harmony intends to carry out exploration in Peru, Russia and Central Asia and within the Kraaipan greenstone belt in South Africa.

Harmony spent approximately Rand 72 million, excluding contributions from joint venture partners, on exploration in fiscal 2002, Rand 36 million of which was spent on projects in South Africa, Rand 28 million was spent on projects in Australia and Rand 7 million of which was spent on projects in Peru. Harmony expects to spend approximately Rand 33 million ($3.8 million) for exploration in fiscal 2003, including approximately Rand 5 million for projects in South Africa, approximately Rand 8 million for projects in Australia and approximately Rand 20 million for projects in Peru.

Harmony’s exploration activities since 1998 have focused on prospective greenstone-type ore belts in the search for deposits that may be exploited by open pit and shallow underground, low cost operations. Current fieldwork programs primarily involve exploration targets in South Africa, Peru and Australia. Harmony has also carried out fieldwork in Peru, which has focused on the search for deposits. Harmony has compiled a comprehensive database on gold exploration and evaluation opportunities in other parts of the world. During fiscal 2002, Harmony began investigating exploration projects in Russia and Central Asia and is investigating whether it would be feasible to engage in exploration with joint venture partners in these regions.

Harmony’s Australian operations conducts prospecting at various sites within their exploration mineral right areas, which include various types of property rights recognized in Australia covering a total area of approximately 298,355 hectares (737,250 acres). Harmony’s exploration strategy in Australia includes exploration on greenstone belts using aeromagnetics, ground magnetics, geochemical, regolith and geotechnical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold mineralization typically occurs. Thereafter, promising targets are drilled to test geological structures and establish the presence of gold mineralization. Should this process be successful in discovering ore, the deposits are then drilled and sampled systematically to determine ore reserves and metallurgical characteristics.

Following the acquisition of Hill 50, Harmony is integrating Hill 50’s exploration programs on the properties south of Kalgoorlie with New Hampton’s programs in that area. These programs involve exploration on a combination of freehold title and mineral leases forming an east-west belt extending from Lake Roe to Coolgardie, south of Kalgoorlie. The tenements span a number of geological domains including the Kalgoorlie-Kambalda Belt and the Boulder-Lefroy structure, the Zuleika Shear, the Coolgardie Belt and the Yilgarn-Roe structures. A comprehensive structural-geological and regolith-geochemical review was completed in July 2001 for the Southeast Goldfields area. This review outlined priority targets within Harmony’s holdings, which were the focus of regional exploration over the 2002 fiscal year and are expected to be the continued focus of regional exploration over the 2003 fiscal year. Hill 50’s exploration has also focused on brownfield and greenfield opportunities at Mt. Magnet and on regional targets in the Yalgoo tenements, which comprise approximately 35,800 hectares (88,464 acres) located approximately 70 kilometers southwest of Mt. Magnet.

Through the Hill 50 transaction, Harmony also acquired two development projects in the Northern Territory of Australia: the Maud Creek project and the Brocks Creek project. Maud Creek is an advanced greenfield project based on a recent discovery located close to the historic Yeuralba gold field in the Pine Creek district. The Maud Creek project faces a metallurgical risk associated with the extraction of gold from the ore. The Maud Creek orebody is partially refractory in nature and specific (yet to be finalized) ore processing routes would be required to liberate the gold. The contemplated processes are expected to result in higher capital and operating costs, but are not expected to involve significant technical risk. Brocks Creek is an effort to bring mines formerly operated by AngloGold back into production. The Brocks Creek area includes shallow open pits located at Rising Tide, and rights to develop the underground Zapopan and Cosmo Deeps sites. In fiscal 2003, Harmony expects to maintain the current combined levels of exploration at New Hampton and Hill 50, at a total expenditure of approximately Rand 70 million ($8 million).

With the exception of the Burnside Joint Venture, which Hill 50 and Northern Gold NL formed in March 2002 to develop the Brocks Creek project, Harmony’s exploration and development projects are wholly owned. An exploration program in the Murchison greenstone belt in the Limpopo Province (formerly known as the Northern Province) was conducted in a joint venture with Metorex Limited. As of December 31, 2001, Harmony had fulfilled its funding commitment to this joint venture and during the quarter ended June 30, 2002, Harmony terminated its involvement in this venture.

During the course of gold prospecting in the Kraaipan greenstone belt in late 2000, Harmony discovered promising deposits of open pittable platinum and palladium mineralization and is currently conducting a detailed evaluation of the economic potential of this discovery, known as the Kalplats platinum group metals project, or Kalplats. The mineralization occurs in seven separate bodies with strike lengths ranging between 500 meters and 1,000 meters and additional discoveries are likely. Exploration activities to date have revealed mineralized widths that range from 15 meters to 45 meters with average grades of platinum plus palladium running at between 1.3 and 2.5 g/t. Higher grade zones with approximate widths of 2 to 5 meters and with grades of up to 4 to 6 g/t occur within some of these mineralized bodies. Harmony estimates the ratio of platinum to palladium is about 1 to 1. Drilling on two of the four deposits has been completed on sectioned lines spaced 50 meters apart with reef intersection at depths ranging from 4 meters to 180 meters below surface. Wider drill spacing of between 100 to 200 meters has been completed on the other two deposits. As of December 13, 2002, boreholes included 465 rotary airblast boreholes, 402 reverse circulation percussion boreholes and 52 diamond core boreholes representing a combined total of 36,600 meters of drilling. Metallurgical test work to date has indicated poor flotation recoveries (60–64%) for the lower grade (1.0–2.0 g/t) mineralization, but higher recoveries (75–80%) for the higher grade (2.5–5.0 g/t) mineralization using a two-stage mill-float circuit in combination with magnetic separation. The pre-feasibility study, which was completed in August 2002, concluded that the economic viability of the project depends on selectively mining the higher grade reef zones (of 2 to 3 g/t of total precious metals) using open pit methods, sustained platinum and palladium markets and platinum and palladium recoveries being higher than 70%. During the first quarter of fiscal 2003, the Board approved Rand 25 million ($2.9 million) for an advanced feasibility study, which Harmony has commenced. The feasibility study includes collecting a 550 ton bulk sample for pilot plant scale metallurgical testing. The ore sample is being collected at a depth of approximately 45 meters below surface with sampling of the various reefs under different weathering conditions as the box cut advances. Harmony estimates that the pilot plant test results will be available by the end of March 2003.

Harmony is considering various options regarding the platinum and palladium deposits and numerous parties have expressed an interest in the project. Harmony estimates that net expenditures of approximately Rand 300 million ($34.3 million) would be required to develop Kalplats into an open pit mine producing platinum and palladium concentrate by flotation. On a simplistic basis, Harmony estimates that the Kalplats mineralization may be sufficient to conduct open pit mining over a period of approximately ten years, at a rate of approximately 90,000 ounces of platinum group metals per year. However, these figures are based on assumptions related to the current feasibility studies and testwork, and Harmony cannot be sure that development at Kalplats would lead to a commercially viable mining operation. See “Item 3. Key Information—Risk Factors—To maintain production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.” In addition, Harmony believes that there may be opportunities to acquire South African platinum industry assets within the next two to three years; however, no assurance can be made that Harmony will find suitable acquisition targets, or successfully integrate them into Harmony’s operations. See “Item 3. Key Information—Risk Factors—Harmony’s strategy depends on its ability to make additional acquisitions” and “Item 3. Key Information—Risk Factors—Harmony may experience problems in managing new acquisitions and integrating them with its existing operations.” As of November 30, 2002, Harmony had spent Rand 25.2 million on exploration on the Kalplats project, Rand 11.2 million of which was spent during fiscal 2002.

Capital Expenditures

Capital expenditures, including the non-cash portion, incurred for fiscal 2002 totaled approximately $59.0 million, compared with $52.5 million for fiscal 2001 and $30 million in fiscal 2000. The focus of Harmony’s capital expenditures in recent years has been underground development and plant improvement and upgrades, and management currently expects this focus to continue in fiscal 2003. The increase in capital expenditures in fiscal 2002 compared with fiscal 2001 was primarily due to the inclusion of expenditures for the development of the shaft deepening project at Elandskraal for the full fiscal year and increased capital expenditures at Harmony’s Australian operations (primarily Big Bell and the Jubilee portion of the South Kalgoorlie operations). This increase in capital expenditures was partially offset by reduced capital expenditures at Free State and Randfontein and the placement of Bissett on a care and maintenance program. The increase in capital expenditures in fiscal 2001 compared with fiscal 2000 was largely due to the inclusion of Randfontein for a full fiscal year and the inclusion of Elandskraal and New Hampton with effect from April 1, 2001. Harmony has budgeted approximately $84 million for capital expenditures in fiscal 2003. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business—Harmony’s Mining Operations.” Harmony currently expects that its planned capital expenditures will be financed from operations and existing cash on hand. However, if Harmony decides to expand major projects such as the Doornkop South Reef Project at Randfontein or the Poplar Project and the Rolspruit Project at Evander beyond its current plans, Harmony may consider alternative financing sources described below. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Elandskraal Operations” and “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Evander Operations.”

Description of Property

Harmony’s operational mining areas in South Africa comprise the Free State operations of 58,249 acres, the Evander area of 97,926 acres, the Randfontein area of 41,026 acres, the Kalgold area of 5,259 acres, the Elandskraal area of 22,864 acres and Harmony’s interest in the Free Gold Company’s total area of 35,582 acres. Harmony’s operational mining areas in Australia comprise the Big Bell area of 67,410 acres, the Mt. Magnet area of 41,373 acres and the South Kalgoorlie area of 66,311 acres. The Bissett area in Canada totals 1,083 acres. Harmony furthermore owns, controls or shares in mineral rights that have not been brought to production.

In line with the rest of the South African mining industry, Harmony has been rationalizing its mineral rights holdings in recent years. Accordingly, over the past three years, Harmony disposed of its shares and its participation rights in areas in South Africa in which it has not actively pursued mining. Harmony may continue to investigate further disposals.

The following pages contain maps of Harmony’s South African and worldwide operations and interests.

THE LOCATION OF HARMONY'S SOUTH AFRICAN MINES

BOTSWANA
SOUTH AFRICA
MAFIKENG
Kalgold
VRYBURG
SCHWEIZER-RENEKE
Randfontein
Elandskraal
JOHANNESBURG
CARLETONVILLE
SPRINGS
KLERKSDORP
Evander
Free State Operations
Free Gold Company (50% interest)
WELKOM
VIRGINIA
Pretoria
Johannesburg
Welkom
SOUTH AFRICA
Durban
Cape Town
Port Elizabeth
LEGEND
Gold Mining Areas
Harmony Gold Mines
SCALE:
km

THE WORLDWIDE LOCATION OF HARMONY'S MINES

Highland Gold
(32.5% Interest)
Hill 50
New Hampton
Bendigo
(31.2% Interest)
Free State Operations
Evander
Randfontein
Elandskraal
Kalgold
FreeGold Company (50% Interest)
Bissett
Gold Mine
LEGEND
Gold Mines

47

Geology

The major portion of Harmony’s South African gold production is derived from mines located in the Witwatersrand Basin in South Africa. In contrast to the greenstone hosted gold deposits at Kalgold, Harmony’s Australian operations and Bissett, the Witwatersrand gold deposits are a unique gold bearing succession of sedimentary rocks that show great continuity through the Witwatersrand area. As a consequence, resource estimates can often be made with a higher degree of confidence, even when the exploration data is limited.

The Witwatersrand Basin is an elongate structure that extends approximately 300 kilometers in a northeast-southwest direction and approximately 100 kilometers in a northwest-southeast direction. It is an Archean sedimentary basin containing a 6 km deep stratigraphic sequence consisting mainly of quartzites and shales with minor intermittent volcanic units.

Conglomerate layers occur in distinctive depositional cycles or packages within the upper, arenaceous portion of the sequence, known as the Central Rand Group. The conglomerate packages are thicker and tend to display greater basin edge proximality in terms of sedimentary characteristics from the base of the Central Rand Group to the top. The thickest units are multiple stacks of lenticular conglomerate layers, separated by erosional surfaces. It is within these predominately conglomeratic units that the gold-bearing alluvial placer deposits, termed reefs, are located.

The differences in the morphology and gold distribution patterns within a single reef, and from one reef to the next, are a reflection of the different sedimentary processes at work at the time of placer deposition on erosional surfaces in fluvial and littoral environments.

Within the various goldfields of the Witwatersrand Basin there are major and minor fault systems, and some of the normal faults have displaced basin-dipping placers upwards in a progressive step-like manner, enabling mining to take place at accessible depths. Folding is most prominent along the previously active tectonic margins of the basin, and syndepositional interference warping appears to have played a role in some placer formation and gold accumulation.

Harmony’s South African gold production is derived from auriferous placer reefs situated at different stratigraphic positions and at varying depths below surface in three of the seven defined goldfields of the Witwatersrand Basin.

Harmony’s Australian production is obtained from open pit and underground mines operating on gold lodes, which are typical of gold bearing greenstone belts found in Canada and Australia.

Reserves

Harmony applies an ore reserve management system that emphasizes effective geological control of the orebody. In addition, ongoing management of the ore reserves is decentralized to each production site where management applies site-specific technical and working cost parameters to determine the optimal cut-off grade. This cut-off grade is defined as the grade at which the total profits from mining the orebody, under a specific set of mining parameters, is maximized and, therefore, optimizes exploitation of the orebody. The use of a cut-off grade attempts to account for all the ore tons that make a marginal contribution to the profitability of the mine.

Historically, South African gold mining companies have not been required to follow any particular standard for reporting ore reserves. Consequently, Harmony inherited a number of different standards for reporting ore reserves as it acquired mining operations.

In March 2000, the JSE announced that all gold mining companies listed on the JSE must report ore reserves on the basis of the South African Mineral Resource Committee code of practice, or SAMREC. In accordance with this ruling, Harmony has recalculated its ore reserves. As at June 30, 2002 all of Harmony’s ore reserves for South African operations are reported on the basis of SAMREC. In addition, the ore reserve information for Harmony’s Australian operations is reported on the basis of the Australian Code for Reporting of Mineral Resources and Ore Reserves, or JORC Code. The JORC Code is consistent with SAMREC, although the JORC code focuses more specifically on open cast mining, which is more common in Australia. Only the reserves which qualify as proven and probable reserves for purposes of the SEC’s industry guide number 7 at each of Harmony’s mining operations are presented in this annual report. See “Glossary of Mining Terms.”

As at June 30, 2002, Harmony’s mining operations reported total proven and probable reserves of approximately 49.08 million ounces, which includes Elandskraal, New Hampton, Hill 50 and ounces attributable to Harmony’s 50% interest in the Free Gold Company, as set forth in the following table:

	Ore reserve statement as at June 30, 2002

										Gold sales
										in the fiscal
										year ended
Operations	Proven Reserves			Probable Reserves			Total Reserves			June 30, 2002[1]

	Tons	Grade	Gold oz2	Tons	Grade	Gold oz2	Tons	Grade	Gold oz2

	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(oz)
S.A. Underground
Elandskraal	23.18	0.205	4.75	36.60	0.204	7.47	59.78	0.204	12.22	442,715
Free State	35.04	0.136	4.75	20.06	0.128	2.56	55.10	0.133	7.32	598,635
Randfontein	19.02	0.163	3.10	9.01	0.167	1.51	28.03	0.164	4.61	531,588
Evander	10.75	0.183	1.97	58.07	0.223	12.92	68.82	0.216	14.89	415,382
Free Gold assets[3]	10.78	0.204	2.20	19.47	0.222	4.33	30.26	0.216	6.53	90,487

Total S.A. Underground	98.77	0.178	16.77	143.22	0.189	28.80	241.99	0.187	45.57	2,078,807
S.A. Surface
Elandskraal	—	—	—	2.43	0.018	0.04	2.43	0.018	0.04	33,344
Free State	5.21	0.026	0.13	4.33	0.018	0.08	9.54	0.022	0.21	13,309
Randfontein	1.69	0.023	0.04	2.03	0.034	0.07	3.72	0.029	0.11	30,050
Kalgold (open cast)	7.72	0.061	0.47	2.10	0.061	0.13	9.82	0.061	0.60	62,179
Free Gold assets[3]	9.72	0.022	0.21	—	—	—	9.72	0.022	0.21	13,518

Total S.A. Surface	24.33	0.026	0.86	10.89	0.026	0.32	35.23	0.030	1.17	152,400
Australian Operations[4]
Big Bell	1.86	0.090	0.17	2.90	0.081	0.24	4.77	0.085	0.40	132,389
Mt. Magnet	3.77	0.055	0.21	7.18	0.160	1.15	10.95	0.124	1.36	44,255 [5]
South Kalgoorlie[6]	3.96	0.053	0.21	4.36	0.085	0.37	8.32	0.070	0.58	76,348 [7]

Total Australian Operations	9.59	0.066	0.58	14.45	0.109	1.76	24.04	0.093	2.34	252,992

TOTAL	132.69	0.137	18.21	168.56	0.183	30.87	301.25	0.163	49.08	2,484,239

[1]	Includes sales from Hill 50 for three months from April 1, 2002 and sales attributable to Harmony’s interest in the Free Gold assets for two months from May 1, 2002. Excludes sales at Bissett in fiscal 2002.

[2]	“Gold oz” figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures. Approximate metallurgical recovery factors are set forth below.

[3]	Includes 50% of the reserves from the Free Gold assets, representing Harmony’s equity interest in the Free Gold Company.

[4]	Includes reserves from underground and surface mining at each of the Australian operations.

[5]	Includes sales from the Mt. Magnet operations for the period from March 1, 2002, during which the Mt. Magnet operations were operated for the account of Harmony.

[6]	The South Kalgoorlie operations include Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 transaction.

[7]	Includes sales from Jubilee for all of fiscal 2002 and sales from New Celebration for the period from March 1, 2002, during which New Celebration was operated for the account of Harmony.

The numbers shown in the table above are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: (a) Elandskraal 97%; (b) Free State 95%; (c) Randfontein 96%; (d) Evander 96%; (e) Kalgold 82%; (f) the Free Gold assets 97%; (g) Big Bell 86%; (h) Mt. Magnet 93%; (i) South Kalgoorlie 92%; and (j) Bissett 91%. A gold price of

Rand 95,000 (A$16,879 at an exchange rate of R5.63 per A$1.00) per kilogram was applied in calculating the ore reserve figures. The gold price on December 13, 2002 was approximately Rand 93,454 per kilogram. Harmony’s standard for sampling with respect to both proven and probable reserve calculations for underground mining operations at Elandskraal, Free State, Evander, Randfontein and the Free Gold assets is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. Harmony’s standard for sampling with respect to both proven and probable reserves at its Australian underground operations include sampling development drives and crosscuts at intervals of up to 4 meters, drilling fans of diamond drill boreholes with a maximum spacing of 20 meters in any orientation within the ore bodies, and assaying core at 1 meter intervals. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand) for which random sampling is used. Australian surface operations are sampled on diamond drill and reverse circulation drill spacing of no more than 20 meters on average. Bissett operations have not been included in the table above because given the recovery factor identified above and cut-off grade calculated as described below, there were no proven and probable reserves at Bissett as at June 30, 2002. Production at Bissett was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Bissett Operations.”

In calculating proven and probable reserves, Harmony applies a cut-off grade. The cut-off grade is determined for each shaft using Harmony’s optimizer computer program, which takes account of a number of factors, including grade distribution of the orebody, an assumed gold price, planned production rates, planned working costs and mine recovery factors. Harmony’s optimizer computer program determines the total profits that can be made from mining blocks of various grades. The point of maximum total profit is used to determine the cut-off grade. Mining the blocks at and above the cut-off grade will be profitable if the assumptions underlying the cut-off grade hold true. Blocks below the cut-off grade are not included in Harmony’s reserve estimates. Harmony generally aims to mine above the cut-off grade. This can be contrasted with the so-called “pay limit” approach for determining reserve estimates, which identifies the grade at which revenues and costs are equal and then determines the portion below this break-even grade that can be mined together with portions above the break-even grade to remain profitable. Harmony believes the cut-off grade methodology defines more precisely which blocks should be mined for profitable operations.

Harmony’s Mining Operations

In South Africa, Harmony and its subsidiaries (excluding the Free Gold Company) conduct underground mining at four sites—Elandskraal, the Free State, Randfontein and Evander—and surface mining at five sites—Elandskraal, the Free State, Randfontein, Evander and Kalgold. The Free Gold Company (in which Harmony has a 50% interest) conducts underground and surface mining at the Free Gold assets. Harmony conducts surface mining through open cast methods at Kalgold. Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). Harmony has also conducted open cast mining at Randfontein, but these open cast operations were downscaled and discontinued in the six months ended December 31, 2001 because the open cast mine had reached the end of its useful life.

In Australia, Harmony and its subsidiaries conduct underground and surface mining at three sites – the Big Bell operations (which were acquired in the New Hampton transaction), the Mt. Magnet operations (which were acquired in the Hill 50 transaction) and the South Kalgoorlie operations (which include the Jubilee operations acquired in the New Hampton transaction and the New Celebration operations acquired in the Hill 50 transaction). Underground and surface mining is conducted at each of these operations, with underground access through one decline at Big Bell, two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits.

South African Underground Operations

The following chart details the operating and production results from underground operations in South Africa for the past three fiscal years:

	Fiscal year ended June 30,

	2002[1]	2001[2]	2000[3]

Production
Tons (‘000)	13,368	13,603	10,324
Recovered grade (ounces/ton)	0.149	0.140	0.148
Gold sold (ounces)	1,988,320	1,903,766	1,530,180
Results of operations ($)
Product sales (‘000)	567,006	521,523	444,418
Cash cost (‘000)	384,434	441,400	377,047
Cash profit (‘000)	182,607	80,123	67,371
Cash costs
Per ounce of gold ($)	193	232	246

[1]	Excludes Harmony’s interest in gold sales by the Free Gold Company.

[2]	Includes Elandskraal’s gold sales for three months from April 1, 2001.

[3]	Includes Randfontein’s gold sales for four months from March 1, 2000.

Given the relative significance of surface production as a proportion of total production at the Elandskraal operations, Harmony began to segment the Elandskraal operations into underground and surface production in the quarter ended December 31, 2001. The historic figures presented above have been adjusted to reflect this segmentation in all prior periods.

Tons milled from underground operations in South Africa decreased to 13,368,000 in fiscal 2002, compared with 13,603,000 in fiscal 2001, due to lower production at the Randfontein and Free State operations following the closure of Randfontein’s shaft 4, the closure of the Free State’s Harmony 4 and Virginia 2 shafts and the suspension of mining at the Free State’s Brand 2 shaft. See “—Randfontein Operations” and “—Free State Operations” below. This decrease was partially offset by inclusion of Elandskraal underground operations for the full fiscal year. Recovered grade increased 6.4% in fiscal 2002, compared with fiscal 2001, due primarily to improved recovered grades at the underground operations of Free State and Randfontein, and inclusion of the higher-grade Elandskraal underground operations for a full year.

Cash costs for underground operations in South Africa were $193 per ounce of gold in fiscal 2002, compared with $232 in fiscal 2001. This decrease was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2002, due primarily to the inclusion of relatively higher-cost production from the Elandskraal operations and increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

South African Surface Operations

The following chart details the operating and production results from Harmony’s surface operations in South Africa for the past three fiscal years (with historic figures adjusted to reflect the segmentation of the Elandskraal operations described above):

	Fiscal year ended June 30,

	2002[1]	2001[2]	2000[3]

Production
Tons (‘000)	4,198	3,732	2,773
Recovered grade (ounces/ton)	0.033	0.037	0.035
Gold sold (ounces)	138,882	136,319	95,745
Results of operations ($)
Product sales (‘000)	40,034	36,987	27,700
Cash cost (‘000)	24,037	32,355	22,100
Cash profit (‘000)	16,003	4,632	5,600
Cash costs
Per ounce of gold ($)	173	237	231

[1]	Excludes Harmony’s interest in gold sales by the Free Gold Company.

[2]	Includes Elandskraal’s gold sales for three months from April 1, 2001.

[3]	Includes Randfontein’s gold sales for four months from March 1, 2000 and Kalgold’s gold sales for nine months from October 1, 1999.

The amount of gold sold from surface operations in South Africa increased in fiscal 2002, due primarily to the inclusion of surface results from Elandskraal for a full fiscal year, the improved recovered grades from Kalgold’s surface sources and the treatment of Free State surface sources during the year. These factors more than offset decreased production from Randfontein surface sources as a result of the closure of Randfontein’s open pit. The amount of gold sold from surface operations increased in fiscal 2001, due primarily to the inclusion of Randfontein’s results for a full fiscal year. During fiscal 2000, Harmony produced additional ounces of surface gold as a result of the acquisition of Kalgold and Randfontein.

In addition, in light of the higher prevailing market price for gold in fiscal 2002, and in order to maximize use of the Free State plants, Harmony began processing materials from secondary surface sources, primarily waste rock dumps and tailings dams (slimes and sand), at the Free State operations in the quarter ended March 31, 2002. This production is included in South African surface operations for the March 31, 2002 quarter and all subsequent periods.

Tons milled from surface operations in South Africa were 4,198,000 in fiscal 2002, compared with 3,732,000 in fiscal 2001. This increase was primarily due to the inclusion of surface operations at Elandskraal and increased production at Kalgold, which more than offset a decrease in tons milled and ounces sold from Randfontein’s surface operations in connection with the closure of Randfontein’s open cast mine. Recovered grade from surface operations in South Africa was 0.033 in fiscal 2002, compared with 0.037 in fiscal 2001 as a result of lower grade surface sources being treated at Randfontein and the closure of the Randfontein open pit.

Cash costs for surface operations in South Africa were $173 per ounce of gold in fiscal 2002, compared with $237 in fiscal 2001. This decrease was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2002, due primarily to the inclusion of relatively higher-cost production from the Elandskraal operations, the reduction of relatively lower-cost surface operations at Randfontein and increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Australian Operations

Harmony conducts its Australian operations through two recently acquired Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002. The following chart details the operating and production results from Harmony’s Australian operations for the past two fiscal years:

	Fiscal year ended June 30,

	2002[1]	2001[2]

Production
Tons (‘000)	5,273	1,200
Recovered grade (ounces/ton)	0.048	0.048
Gold sold (ounces)	252,993	55,653
Results of operations
Product sales (‘000)	66,402	18,057
Cash cost (‘000)	59,537	17,779
Cash profit (‘000)	6,865	278
Cash costs
Per ounce of gold ($)	235	319

[1]	Includes gold sales from Hill 50 (including Mt. Magnet and the New Celebration portion of the South Kalgoorlie operations) for three months from April 1, 2002.

[2]	Includes gold sales from New Hampton (including Big Bell and the Jubilee portion of the South Kalgoorlie operations) for three months from April 1, 2001.

Tons milled from Australian operations were 5,273,000 in fiscal 2002, compared with 1,200,000 in fiscal 2001. This increase was primarily due to the inclusion of a full year of results from New Hampton and three months of results from Hill 50, reflecting the period during which the Hill 50 mines were operated for the account of Harmony, which was offset by the reduction in tons milled from Big Bell due primarily to disappointing results from Big Bell’s underground mine. Recovered grade from Australian operations was 0.048 in fiscal 2002, compared with 0.046 in fiscal 2001. Recovered grade increased slightly due primarily to the inclusion of the higher grade Hill 50 operations for three months in fiscal 2002. Cash costs for Australian operations were $235 per ounce of gold in fiscal 2002, compared with $319 in fiscal

2001. This decrease was attributable primarily to reduction of high cost production at the New Hampton operations, the implementation of the “Harmony Way” at the New Hampton operations and the inclusion of relatively lower-cost production from Hill 50 for three months.

Elandskraal Operations

Introduction. On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines in the North West and Gauteng provinces of South Africa for approximately Rand 1 billion. Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. In fiscal 2002, the Elandskraal operations accounted for approximately 20% of Harmony’s total gold sales. The assets and liabilities of the Elandskraal mines include the mineral rights and mining title (excluding a portion of the Carbon Leader Reef horizon, which AngloGold will continue to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation. The addition of Elandskraal to Harmony’s operations increased Harmony’s reserves by approximately 9.9 million ounces.

On April 24, 2001, Harmony entered into an agreement with Randfontein and Open Solutions, pursuant to which the parties agreed to associate together in a joint venture related to the business of the Elandskraal mines, or the Elandskraal Venture. Open Solutions, an empowerment group, undertook to purchase a 10% participation interest in the Elandskraal Venture for cash consideration equal to 10% of the historical acquisition costs (including all transaction costs but excluding loan financing costs) of the Elandskraal mines, in an amount estimated to be approximately Rand 100 million. Randfontein retained the remaining 90% participation interest in the Elandskraal Venture, continued to own and operate the Elandskraal mines, and had the sole discretion to manage the Elandskraal Venture (but was required to consult with Open Solutions prior to effecting a sale or disposal of the material portion of the assets of the Elandskraal mines). Under the agreement, Randfontein also undertook to loan the purchase price to Open Solutions at an interest rate equal to the prime rate less 1%, to be repaid by Open Solutions from the benefits accruing to Open Solutions attributable to its 10% participation interest. As security for the repayment of this loan, Open Solutions ceded and assigned to Randfontein all its right, title and interest in and to its participation interest (other than the right to appoint the representatives described below) until the loan was repaid in full.

Under the agreement, Randfontein agreed to accept liability, as to third parties, for all obligations and liabilities of the Elandskraal Venture and Open Solutions agreed to indemnify Randfontein in respect of a pro rata portion of these obligations and liabilities. Open Solutions could not dispose of its participation interest without the prior written consent of Randfontein, or encumber its participation interest other than as provided in the agreement. Pursuant to the agreement, Open Solutions was granted the right, at any time prior to the repayment in full of Randfontein’s loan, to require Randfontein to acquire Open Solution’s participation interest at a price equal to the then-outstanding loan balance. With effect from April 1, 2002, Randfontein reacquired this 10% participation interest in the Elandskraal Venture from Open Solutions. The aggregate consideration paid by Randfontein to Open Solutions was

Rand 210 million ($18.5 million at an exchange rate of R11.35 per $1.00). This aggregate consideration included the cancellation of the remaining Rand 91 million ($8.0 million at an exchange rate of R11.35 per $1.00) due to Randfontein under its loan of April 24, 2001 to Open Solutions.

History. Gold mining began at Elandskraal in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company for the Elandsrand operations and by Gold Fields of South Africa Ltd. for the Deelkraal operations. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand and Deelkraal. The sub-vertical shafts at Elandsrand were completed in 1984, which accessed a deeper reef in the lease area. The sub shaft deepening project, or SSDP, the deepening of the sub-vertical shafts to approximately 3,400 meters below surface, is an on-going project to access and exploit a portion of the mine. Harmony believes that the SSDP will help enable Elandskraal to produce approximately 350,000 ounces per year over the life of the mines. Sinking of a third surface shaft commenced at Deelkraal in 1988. However, this shaft was not completed and is now flooded. In 1997, Gold Fields of South Africa Ltd. sold Deelkraal to Elandsrand, which later was incorporated into AngloGold.

Geology. Elandskraal contains three identified main reef groupings, the Ventersdorp Contact Reef, or VCR, the Carbon Leader Reef, or CLR and the Mondeor Reef. Only the VCR is economic to mine and has been mined at depths below surface between 1,600 and 2,800 meters with future production to 3,300 meters below surface at the Elandsrand operations and at depths below surface of 2,750 meters at the Deelkraal operations. The VCR and CLR consist of narrow (20 centimeters to 2 meters) tabular orebodies of quartz pebble conglomerates hosting gold, with extreme lateral continuity.

At the Elandsrand operations, the vertical separation between the VCR and CLR increases east to west from 900 meters to 1,300 meters as a result of the relative angle of the VCR unconformity surface to the regional stratigraphic strike and dip. The CLR strikes west-southwest and dips to the south at 25°. The VCR strikes east-northeast and has a regional dip of 21° to the south-southeast. Local variations in dip are largely due to the terrace-and-slope palaeotopography surface developed during VCR deposition.

The dip of the VCR at the Deelkraal operations is relatively consistent at 24°, although there is some postulation of a slight flattening of dip at depth. The VCR has a limit of deposition running roughly north-south through the center of the lease area. The VCR is not developed to the west of this line. Some stoping has occurred to the west of this limit, but this was to exploit reefs from the Mondeor Conglomerates, stratigraphically underlying the VCR.

Mining Operations. The Elandskraal operations are engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Due to the operating depths of the Elandskraal underground operations, seismicity and pressure related problems are a risk. In December 2001, a seismic event at the Deelkraal operations caused the deaths of six workers. Another seismic event in July 2002 fatally injured two workers. Harmony does not expect these events to have a material effect on long-term production. Harmony regularly revisits its mining strategy and management procedures at all of its deeper mining operations in connection with its efforts to mitigate this risk. The primary challenges facing the Elandskraal operations are the lowering of working costs, increasing mining flexibility, controlling capital expenditure and the timely completion of the SSDP. Harmony expects that the SSDP will be completed by the end of fiscal 2005.

Following the acquisition, Harmony has implemented the “Harmony Way” at Elandskraal in an effort to cut costs and increase productivity. Implementation of the “Harmony Way” at Elandskraal has improved the overall cost structure. This improvement has enabled Harmony to pursue capital development of the 35 level of the Deelkraal shaft, which is a one-level extension of the depth of mining operations. Harmony believes that this capital development will permit an additional 156,000 ounces of gold production over the life of the Deelkraal mine, although results are dependant upon the timely and successful completion of this project. In particular, Harmony completed a restructuring of the Elandskraal operations, which resulted in the retrenchment of approximately 1,450 employees.

During fiscal 2002, the safety record at the Elandskraal mines in terms of lost time frequency rate (17.51) compared favorably with the South African industry average. The fatality frequency rate (0.64) was, however, higher than the South African industry average as a result of the seismic event described above. Safety standards for other Harmony operations are being applied at Elandskraal and receive constant and high-level attention and where problems are identified steps are being taken to address the situation. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony’s South African operations. See “Item 6. Directors Directors and Senior Management—Board Practices.”

During the quarter ended September 30, 2002, the Elandskraal operations experienced operational problems. Development was delayed by an accident caused by a seismic event that resulted in one fatality. This delay led to reduced stoping areas being available for mining. As a result, lower-grade areas were mined, which diluted the recovered grade. Harmony has formed a team to address the operational problems and to ensure that the development necessary for further mining operations takes place. Harmony expects that these operational problems and their effects will be addressed by the quarter ending March 31, 2003.

Underground Operations. Detailed below are the operating and production results from underground operations at Elandskraal for fiscal 2002, and for the calendar years ended December 31, 2001, 2000 and 1999:

	Fiscal Year
	ended	Calendar Year ended
	June 30,	December 31,

	2002	2001	2000	1999

Production
Tons (‘000)	2,420	2,427	2,487	3,109
Recovered grade (ounces/ton)	0.183	0.189	0.212	0.202
Gold sold (ounces)	442,715	459,626	528,083	628,281
Results of operations ($)
Cash cost (‘000)	88,425	111,867	150,900	167,500
Cash profit (‘000)	35,683	13,510	2,300	31,400
Cash costs
Per ounce of gold ($)	200	243	286	267

Following the completion of the Elandskraal acquisition, Harmony increased the processing of secondary surface sources at Elandskraal. Given the significance of the surface production as a proportion of Elandskraal’s total production, Harmony began to segment Elandskraal’s production figures into underground and surface production in the quarter ended December 31, 2001. The historic figures presented above have been adjusted to reflect this segmentation in all prior periods.

Cash costs were $200 per ounce of gold in fiscal 2002, compared with $243 per ounce in calendar 2001. This decrease was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2002 due to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Elandskraal operates two production shaft units, comprised of four surface shafts and two sub-vertical shafts. Set out below are the rock hoisting capacities of Elandskraal’s production shafts.

Shaft	Hoisting Capacity

(tons/month)
Elandsrand No. 2 shaft and sub-vertical shaft	331,000
Deelkraal No. 1 shaft and sub-vertical shaft	187,000

In the quarter ended June 30, 2001, the hoisting capacity at the Deelkraal No. 1 sub-vertical shaft was limited to approximately 50% of designed rating because of the corrosive effects of mine water on the shaft steelwork. Harmony employed remedial action designed to prevent further deterioration and to repair the infrastructure to maintain current production. As a result of the remedial action, the Deelkraal No. 1 sub-vertical shaft is now fully operative.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable ore reserves of 59.78 million tons will be sufficient for the Elandskraal operations to maintain underground production until approximately calendar year 2020. However, because the Elandskraal operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Surface Operations. Following the completion of the Elandskraal acquisition, Harmony increased the processing of ore from numerous secondary surface sources located in close proximity to the Elandskraal shafts, including low grade rock dumps and tailings dams (slimes and sand). Given the significance of the surface production as a proportion of Elandskraal’s total production, Harmony began to segment Elandskraal’s production figures into underground and surface production in the quarter ended December 31, 2001. AngloGold, the previous owner of the Elandskraal assets, had not focused on this type of production and accordingly, had not reported such production from secondary sources at Elandskraal.

Detailed below are the operating and production results from surface operations at Elandskraal for fiscal 2002 and fiscal 2001.

	Fiscal Year	Fiscal Year
	ended	ended
	June 30,	June 30,

	2002	2001[1]

Production
Tons (‘000)	1,197	141
Recovered grade (ounces/ton)	0.028	0.028
Gold sold (ounces)	33,344	3,987
Results of operations ($)
Cash cost (‘000)	4,744	530
Cash profit/(loss) (‘000)	4,984	601
Cash costs
Per ounce of gold ($)	142	133

[1]	Includes gold sales from surface mining at Elandskraal mines for three months from April 1, 2001.

Tons milled from the Elandskraal surface operations were 1,197,000 in fiscal 2002, compared with 141,000 in fiscal 2001. This increase was attributable primarily to the fact that fiscal 2002 figures represent a full year of production compared with three months of production in fiscal 2001 and secondarily to increased processing of materials from rock dumps and tailings dams at the Deelkraal plant which is now dedicated to the processing of such secondary surface sources. Cash costs per ounce of gold were $142 per ounce in fiscal 2002, compared with $133 per ounce in fiscal 2001. This increase was attributable primarily to the fact that the higher prevailing gold price made it economical to transport additional surface materials over greater distances to the Deelkraal plant.

On a simplistic basis (and assuming that no additional reserves were identified), at the production level achieved in fiscal 2002, proven and probable ore reserves of 2.40 million tons would be sufficient for the Elandskraal operations to maintain surface production for approximately two years. However, because the Elandskraal operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plants. Commissioned in 1978, the Elandsrand Plant has milling in closed circuit with primary and secondary hydrocyclones, secondary ball milling in closed circuit with hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Following post-acquisition capital improvements, loaded carbon milled at the Elandsrand Plant is transported by road to the Cooke Plant at Randfontein for elution, electro-winning and smelting to produce doré. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility. The primary feed is from Elandsrand, comprising underground sources.

Commissioned in 1978, the Deelkraal plant has milling in closed circuit with primary and secondary hydrocyclones, thickening, cyanide leaching, filtration, zinc precipitation and smelting to produce doré. Residues from the re-pulped filtercake are pumped either directly to a backfill preparation plant or directly to the tailings facilities. The primary feed is from Deelkraal and currently comprises both underground and waste rock sources, although Harmony’s future plans call for the Deelkraal plant to be used primarily for the treatment of waste rock.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for each of the plants:

		Average milled
	Processing	for fiscal year ended
Plant	Capacity	June 30, 2002

	(tons/month)	(tons/month)
Elandsrand Plant	190,000	174,000
Deelkraal Plant	135,000	99,000

In fiscal 2002, the Elandsrand Plant recovered approximately 96% of the gold contained in the ore delivered for processing and the Deelkraal Plant recovered approximately 93% of the gold contained in the ore delivered for processing.

Capital Expenditure. Harmony made approximately Rand 127.7 million in capital expenditures at the Elandskraal operations in fiscal 2002, principally for the SSDP. Harmony has budgeted Rand 172.4 million ($19.7 million) for capital expenditures at the

Elandskraal operations in fiscal 2003, primarily for the SSDP and secondarily to develop level 35 of the Deelkraal shaft and improve underground conditions of the Elandsrand shaft.

Randfontein Operations

Introduction. The Randfontein gold mine is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The Randfontein mine currently operates under a mining authorization with a total area of 17,753 hectares. The Randfontein mine has both underground and surface (waste rock) mining operations, and has two metallurgical plants. Underground mining is conducted at Randfontein at depths ranging from 500 meters to 2,500 meters. Harmony has also historically conducted open cast mining at Randfontein, however, these open cast operations were downscaled and discontinued in the six months ended December 31, 2001, as the open cast mine had reached the end of its useful life. In fiscal 2002, Harmony’s Randfontein operations accounted for approximately 24% of Harmony’s total gold sales.

History. Gold mining began at the Randfontein mine in 1889. Since the commencement of mining operations to June 30, 2002, Randfontein has sold approximately 53.9 million ounces of gold at an average recovered grade of 0.164 ounces per ton. Harmony obtained management control of Randfontein in January 2000 and by June 30, 2000 had acquired 100% of Randfontein’s outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein. See “Item 4. Information on the Company—Business—History.”

Since acquiring Randfontein, Harmony has implemented the “Harmony Way” at Randfontein. Harmony has reduced the number of senior managers, has sold off non-core assets and has implemented management teams.

Geology. The Randfontein mine is situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West Rand Syncline. The structural geology in the north section of the Randfontein mine is dominated by a series of northeast trending dextral wrench faults.

The Randfontein mine contains six identified main reef groupings: the Black Reef; the Ventersdorp Contact Reef; the Elsburg Formations; the Kimberleys; the Livingstone Reefs; and the South Reef. Within these, several economic reef horizons have been mined at depths below surface between 600 and 1,260 meters.

The reefs comprise fine to coarse grained pyritic mineralization within well developed thick quartz pebble conglomerates or narrow single pebble lags, which in certain instances are replaced by narrow carbon seams.

Mining Operations. The Randfontein operations are engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section, and have historically also been subject to the open pit mining risks. The open cast operations were downscaled and discontinued in the six months ended December 31, 2001, as the mine had reached the end of its useful life.

Due to the shallow to moderate depths of the operations, seismicity and pressure related problems are infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken.

The primary challenge facing the Randfontein operations is the lowering of working costs, and some progress in addressing this challenge has been made since Harmony’s acquisition of management control of Randfontein in January 2000. In particular, in early 2000 the shaft 4 section of the Randfontein operations was operating at a loss, raising the risk of closure at that location. Although losses at this location were reduced during 2000, Harmony believed that losses were still at unacceptable levels in the quarter ended March 31, 2001 and closed the shaft (other than pumping installations) in the quarter ended June 30, 2001. The closure resulted in the retrenchment of approximately 1,500 employees (not including contractors), with the rest of the employees transferred to other shafts (including Doornkop), displacing contractors. Following Harmony’s closure of the shaft, contractors mined this shaft at a reduced rate on a royalty basis. The contractors completed their contract in April 2002 and Harmony is currently evaluating its future plans for this shaft.

As a result of an eleven day strike by Randfontein’s NUM members, Randfontein’s production for the quarter ended June 30, 2002 was reduced by approximately 102,000 tons at a grade of 0.146 ounces per ton, or 14,892 ounces. See “Item 6. Directors, Senior Management and Employees—Employees—Unionized Labor.”

Production at the Cooke 1 shaft is focused on the extraction of the shaft pillar, and tonnage and grade at this shaft began to decline in the quarter ended September 30, 2002 from the previous levels of approximately 70,000 tons per month to approximately 50,000 tons per month at a grade of approximately 0.15 ounces per ton.

The safety record at the Randfontein operations during fiscal 2002 in terms of lost time frequency rate (26.27) and fatality frequency rate (0.26) compared favorably with the South African industry average. Nevertheless, safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony’s South African operations. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board Practices.”

Underground Operations. Detailed below are the operating and production results from underground operations at Randfontein for the past three fiscal years:

	Fiscal year ended June 30,

	2002	2001	2000

Production
Tons (‘000)	3,606	4,397	4,675
Recovered grade (ounces/ton)	0.147	0.145	0.161
Gold sold (ounces)	531,588	640,408	754,853
Results of operations ($)
Cash cost (‘000)	93,324	139,781	190,110
Cash profit (‘000)	57,781	31,822	29,154
Cash costs
Per ounce of gold ($)	176	218	252

Tons milled from Randfontein’s underground operations were 3,606,000 in fiscal 2002, compared with 4,397,000 in fiscal 2001, and ounces sold were 531,588 in fiscal 2002, compared with 640,408 in fiscal 2001. This decrease in tons milled and ounces sold was primarily due to the closure of Randfontein shaft 4 and the Cooke 1 shaft. Cash costs per ounce of gold were $176 in fiscal 2002, compared with $218 in fiscal 2001. This decrease was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2002, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

The underground operations at Randfontein are comprised of the underground sections of the Cooke shafts No. 1, 2, and 3, shaft 4 and the Doornkop shaft.

Set out below are the hoisting capacities of Randfontein’s producing shafts:

Hoisting Capacity
Shaft	(tons/month)

Cooke 1[1]	176,400
Cooke 2	187,400
Cooke 3	264,600
Shaft 4[2]	148,800
Doornkop	49,600

[1]	Currently operating at a rate of 50,000 tons per month in connection with the extraction of the shaft pillar.

[2]	This shaft, which is currently closed, was mined at a reduced rate by third party firms on a royalty basis from July 2001 until the completion of their contract in April 2002.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable underground ore reserves of 28.03 million tons will be sufficient for the Randfontein underground operations to maintain production until approximately fiscal 2009. However, because the Randfontein operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Surface Operations. Open cast operations at Randfontein, which exploited the open pit operations of the Lindum mine, were downscaled and discontinued in the six months ended December 31, 2001, as the mine had reached the end of its useful life. Currently, Randfontein’s surface operations are focused on the recovery of gold from areas previously involved in processing, including waste rock dumps and tailings dams (slimes and sand). Detailed below are the operating and production results from surface operations at Randfontein for the past three fiscal years:

	Fiscal year ended June 30,

	2002[1]	2001	2000

Production
Tons (‘000)	1,687	2,533	3,496
Recovered grade (ounces/ton)	0.018	0.032	0.031
Gold sold (ounces)	30,050	83,013	109,485
Results of operations ($)
Cash cost (‘000)	5,952	19,203	29,347
Cash profit/(loss) (‘000)	2,568	3,557	2,606
Cash costs
Per ounce of gold ($)	198	231	267

[1]	Open cast operations were downscaled and discontinued in the six months ended December 31, 2002 and current surface operations exploit waste rock dumps and tailings dams (slimes and sand).

Tons milled from Randfontein’s surface operations were 1,687,000 in fiscal 2002, compared with 2,533,000 in fiscal 2001, and ounces sold were 30,050 in fiscal 2002, compared with 83,013 in fiscal 2001, primarily because of the downscaling and closure of the open cast mine. Recovered grade was 0.018 in fiscal 2002, compared with 0.032 in fiscal 2001, primarily because of the closure of the open cast mine and the use of lower grade surface sources to fill plant capacity.

In fiscal 2002, cash operating costs decreased to $198 per ounce from $231 in fiscal 2001. This decrease was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2002, due primarily to the reduction of relatively lower-cost, higher-grade production from the open cast operations. In fiscal 2001, cash operating costs decreased to $231 per ounce from $267 in fiscal 2000, primarily as a result of the implementation of the “Harmony Way.” The increase in cash operating costs to $267 per ounce for fiscal 2000 from $204 per ounce in fiscal 1999 was due primarily to the lower production achieved given a high fixed cost base.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable surface reserves of 3.72 million tons would be sufficient for the Randfontein operations to maintain surface production until approximately the end of fiscal 2004. Future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plants. The processing facilities at the Randfontein mine presently comprise two operating plants: the Cooke metallurgical plant and the Doornkop metallurgical plant, both of which are serviced by a surface rail network. The Cooke metallurgical plant, commissioned in 1977, is a hybrid CIP/CIL plant. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant.

Prior to fiscal 2002, the processing facilities at the Randfontein mine included two additional plants. The No. 4 metallurgical plant, commissioned in 1965, was a process route that included carbon extraction based on a CIP process route. The Lindum metallurgical plant, commissioned in 1992, was a small conventional CIP operation. Due to a reduction in surface tonnage during the quarters ended December 31, 2000 and March 31, 2001, Harmony closed the Lindum metallurgical plant in the quarter ended December 31, 2000. As a result of the closure of the No. 4 shaft, Harmony closed the No. 4 metallurgical plant in the quarter ended June 30, 2001.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for the Cooke and Doornkop plants:

		Average milled for the fiscal year ended
Plant	Processing Capacity	June 30, 2002

	(tons/month)	(tons/month)
Cooke	280,000	231,000
Doornkop	220,000	168,000

In fiscal 2002, the plants at the Randfontein operations recovered approximately 96% of the gold contained in the ore delivered for processing.

Capital Expenditure. Harmony made approximately Rand 14.3 million in capital expenditures at the Randfontein operations in fiscal 2002, principally to upgrade plants and equipment and develop shaft infrastructure. Harmony has budgeted Rand 17.6 million ($2 million) for capital expenditures at the Randfontein operations in fiscal 2003, primarily to upgrade the Cooke plant, and secondarily to conduct exploration and development at the Cooke 3 shaft and complete the Doornkop feasibility study.

In addition, Harmony is currently considering whether to make capital expenditures to complete the development of additional mining at Doornkop by completing the Doornkop South Reef Project. This project is a shaft development and deepening project that was put on hold in May 1999 because it was uneconomical at then-current gold prices. At the time of Harmony’s acquisition of Randfontein, Randfontein had estimated that an additional Rand 400 million of capital expenditures (net of tax and expected cash flows from gold production during the development period) would be needed to complete this project. Harmony currently estimates that these net capital expenditures would total approximately Rand 500 million. Harmony is currently conducting a feasibility study to determine the viability of extending the shaft from 1,340 meters, where the project was stopped, to 2,033 meters below surface. Harmony’s Board has approved the project in principle, subject to finalizing the project plan and identifying a suitable economic empowerment partner, within the meaning of the Mining Charter.

Free State Operations

Introduction. Harmony’s Free State operations are comprised of the original Harmony mines, the Unisel mine, Saaiplaas shaft 3, the Masimong shaft complex (comprised of Masimong shafts 4 and 5), Brand shafts 2, 3 and 5, and the Vermeulenskraal North mineral rights area. Mining is conducted at Harmony’s Free State operations at depths ranging from 500 meters to 2,500 meters. In fiscal 2002, Harmony’s Free State operations accounted for approximately 26% of Harmony’s total gold sales.

History. Harmony’s Free State operations began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, Harmony began purchasing neighboring mine shafts. The Unisel mine was purchased in September 1996, the Saaiplaas mine shafts 2 and 3 were purchased in April 1997, the Brand mine shafts 2, 3 and 5 were purchased in May 1998 and the Masimong complex (formerly known as Saaiplaas shafts 4 and 5) was purchased in September 1998.

Geology. Harmony’s Free State operations are located in the Free State goldfield on the southwestern edge of the Witwatersrand Basin.

Within this area, the operations are located on the southwestern and southeastern limb of a synclinal closure, with the Brand, Saaiplaas and Masimong shafts occupying northerly extensions of the same structure. The reefs dip inwardly from their sub-outcrop positions in the east and south of the mine to a position close to the western boundary of the original Harmony mine, where the reefs abut against the De Bron fault. To the west of the De Bron faulted zone, faulting is generally more intense, resulting in structurally more complex mining conditions.

Mining Operations. The Free State operations are engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity and pressure related problems are relatively infrequent with the exception of the Brand shafts where these problems receive constant attention. Harmony regularly revisits its mining strategy and management procedures in connection with its efforts to mitigate risks of these problems. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. The principal challenges at the Free State operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management. Due to possible operational inflexibility of some of the older shafts, it is becoming increasingly difficult to achieve the originally expected grades and tonnages.

Harmony focused on improving grade in fiscal 2002, including increasing pillar mining at various shafts (Harmony 2, 4 and Brand 3) and equipping the Masimong 5 shaft to hoist and mine higher tonnage at higher grade. In fiscal 2002, grade improved as a result of these efforts. In the quarter ended September 30, 2002, Harmony also began implementing the Masimong Expansion Project, which includes developing the Basal and B-Reef orebodies in the Masimong shaft area and equipping the shaft.

The Virginia 2 shaft was closed the quarter ended December 31, 2001, and is currently used only as a service shaft. Harmony also began closing the Harmony 4 shaft in the quarter ended June 30, 2002, following the partial extraction of the shaft pillar. Mining personnel from the Harmony 4 shaft have been transferred to other shafts. The Harmony 3 shaft is currently used only as a service shaft, although some of its reserves are mined through the adjacent Harmony 2 shaft. In conjunction with the development of the hoisting operations at Masimong 5 shaft, Harmony downscaled the Masimong 4 shaft to a service and small mining shaft in the quarter ended June 30, 2001. In the quarter ended June 30, 2002, however, Harmony determined that additional production at the Masimong 4 shaft had become economical under current market conditions. Additional personnel are being redeployed as and when additional areas of the Masimong 4 shaft are accessed to permit further production in the future. Under market conditions prevailing in the quarter ended June 30, 2002, Harmony also decided to commence extraction of the shaft pillar at Saaiplaas 3, which previously operated as a service shaft. Harmony is also currently considering whether, in the future, it will operate Brand 2 as part of the larger Brand complex or as a stand-alone shaft, or whether it would be more economical for contractors to mine this shaft on a royalty basis. Production at the Brand 2 shaft has been suspended pending this decision.

The safety record at the Free State operations during fiscal 2002 in terms of lost time frequency rate (26.34) and fatality frequency rate (0.26) compares favorably with the South African industry average. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony’s South African operations. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board Practices.”

Underground Operations. Detailed below are the operating and production results from the Free State underground operations for the past three fiscal years:

	Fiscal year ended June 30,

	2002	2001	2000

Production
Tons (‘000)	4,748	5,831	6,268
Recovered grade (ounces/ton)	0.126	0.118	0.137
Gold sold (ounces)	598,635	686,223	856,816
Results of operations ($)
Cash cost (‘000)	131,817	181,239	213,793
Cash profit (‘000)	43,238	6,862	29,755
Cash costs
Per ounce of gold ($)	220	264	250

Tons milled from the Free State underground operations were 4,748,000 in fiscal 2002, compared with 5,831,000 in fiscal 2001, and ounces sold were 598,635 in fiscal 2002, compared with 686,223 in fiscal 2001, primarily because production in fiscal 2002 included only limited production from the Masimong 4, Virginia 2, Harmony 4 and Brand 2 shafts. A two-day “stayaway” by employees and an underground fire also had a negative impact on production at the Free State operations in fiscal 2002, but Harmony does not expect these events to materially affect production in the long-term.

Recovered grade was 0.126 in fiscal 2002, compared with 0.118 in fiscal 2001, as a result of the steps to improve grade described above. Cash costs were $131,817,000 in fiscal 2002, compared with $181,239,000 in fiscal 2001. This decrease was attributable primarily to lower production levels from the Masimong 4, Virginia 2, Harmony 4 and Brand 2 shafts, as described above. Cash costs per ounce were $220 in fiscal 2002, compared with $264 in fiscal 2001. This decreases was attributable primarily to improvement in recovered grade, as well as the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2002, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony currently has nine operating shafts at its Free State operations and three service shafts. The total shaft hoisting capacity is detailed below:

Shaft	Hoisting Capacity (tons/month)

Harmony shaft 2	227,000
Harmony shaft 3[1]	90,000
Harmony shaft 4[2]	146,000
Merriespruit shaft 1	129,000
Merriespruit shaft 3	197,000
Virginia shaft 2[3]	103,000
Unisel	137,000
Saaiplaas 3[4]	176,000
Brand shaft 2[5]	120,000
Brand shaft 3	120,000
Brand shaft 5	151,000
Masimong shaft complex[6]	149,000

[1]	Integrated with Harmony shaft 2 during fiscal 2002 and currently operating as a service shaft.

[2]	Closed in the quarter ended June 30, 2002 and currently operating as a service shaft.

[3]	Closed in the quarter ended December 31, 2001 and currently operating as a service shaft.

[4]	Previously operated as a service shaft. Limited extraction of the shaft pillar commenced in the quarter ended September 30, 2002.

[5]	Production suspended in the quarter ending March 31, 2002 pending consideration of this shaft’s future.

[6]	Includes the Masimong 4 and 5 shafts.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable ore reserves of 55.10 million tons will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2009. However, because Harmony’s Free State operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others and it is currently envisaged that a decrease of production in certain sections will commence in the near term. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Surface operations. In light of the higher prevailing market price for gold in fiscal 2002, and in order to maximize use of the Free State plants, Harmony began processing materials from secondary surface sources, primarily waste rock dumps and tailings dams (slimes and sand), at the Free State operations in the quarter ended March 31, 2002. Detailed below are the operating and production results from the Free State surface operations for the six months ended June 30, 2002, which is the first period during which Harmony processed significant amounts of these secondary surface materials at the Free State operations:

Six months ended June 30, 2002

Production
Tons (’000)	255
Recovered grade (ounces/ton)	0.052
Gold sold (ounces)	13,309
Results of operations ($)
Cash cost (’000)	613
Cash profit (’000)	3,673
Cash costs
Per ounce of gold ($)[1]	46

[1]	Includes 8,808 ounces of low-cost production from clean-up of the plant and refinery.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved during the six months ended June 30, 2002, the June 30, 2002 reported proven and probable ore reserves of 9.53 million tons will be sufficient for the Free State operations to maintain surface production until approximately fiscal 2009. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plants .. There are three metallurgical plants at the Free State operations, namely the Central, Virginia and the Saaiplaas plants. The Central and Virginia plants employ CIP/CIL hybrid technology. The Saaiplaas plant is being converted from the zinc precipitation filter process to the CIL process during fiscal 2003. Harmony expects to complete the conversion in the quarter ending June 30, 2003.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for each of the plants:

Plant	Processing Capacity	Average milled for the fiscal year ended June 30, 2002

	(tons/month)	(tons/month)
Central	204,000	174,000
Virginia [1]	204,000	150,000
Saaiplaas	140,000	123,000

[1]	In connection with the closure of the Virginia 2 shaft in the quarter ended December 31, 2001, certain leach tanks were taken off-line, reducing processing capacity to approximately 150,000 tons per month.

In fiscal 2002, Harmony’s plants at its Free State operations recovered approximately 95% of the gold contained in the ore delivered for processing. Harmony’s refinery is also located at its Free State operations.

Capital Expenditure. Harmony made approximately Rand 94.9 million in capital expenditures at the Free State operations in fiscal 2002, principally for shaft development at Saaiplaas 3, Unisel and the Masimong shaft complex. Harmony has budgeted Rand 95.8 million ($11 million) for capital expenditures at the Free State operations in fiscal 2003, primarily for development of the Masimong, Unisel and Merriespruit shafts and secondarily to upgrade plants, including converting the Saaiplaas plant to the CIL process.

Evander Operations

Introduction . Harmony’s Evander operations are located in the province of Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines and 26,952 hectares of mineral rights adjacent to these mines. Mining at Harmony’s Evander operations is conducted at depths ranging from 300 meters to 2,100 meters. In fiscal 2002, Harmony’s Evander operations accounted for approximately 17% of Harmony’s total gold sales.

History . Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of depletion of ore reserves, all four mining areas were merged to form Evander. In August 1998, Harmony acquired Evander as a wholly-owned subsidiary. Since then, Harmony has implemented the “Harmony Way” management process at Evander.

Geology . The area covered by Evander’s mining authorization and mineral rights is situated within the Evander basin, a geologically discrete easterly extension of the main Witwatersrand Basin.

Only one economic placer unit, the Kimberley Reef, is mined at Evander. In addition to the faulting of the reef horizon, there are numerous dykes and sills that complicate the mining layouts, the most significant of which is an extensively developed dolerite footwall sill that occasionally intersects the Kimberley Reef, causing displacements within it.

Mining Operations. The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. Evander was affected by two underground fires and the flooding of parts of the mine during fiscal 2000, both of which had a negative impact on production during fiscal 2000. Such incidents are generally infrequent and there were no significant incidents in fiscal 2002.

On July 12, 2002, a seismic event at the Evander 8 shaft caused injuries to four workers (but no fatalities), significant infrastructure damage and an interruption in production for three weeks. The damage from this incident negatively impacted production in the quarter ended September 30, 2002, but Harmony believes that the damage from the incident will not reduce production materially in the long run.

The safety record at the Evander operations in terms of lost time frequency rate (24.16) and fatality frequency rate (0.33) during fiscal 2002 compares favorably with the South African industry average. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Underground falls of ground have historically been the biggest cause of fatal injuries at Evander. Roofbolting has been implemented at Evander to address this risk. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony’s South African operations. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board Practices.”

Detailed below are the operating and production results at Evander for the past three fiscal years:

	Fiscal year ended June 30,

	2002	2001	2000

Production
Tons (’000)	2,594	2,738	2,651
Recovered grade (ounces/ton)	0.160	0.167	0.148
Gold sold (ounces)	415,382	458,212	393,235
Results of operations ($)
Cash cost (’000)	70,867	91,053	93,840
Cash profit (’000)	45,905	34,089	20,349
Cash costs
Per ounce of gold ($)	171	199	239

Tons milled from the Evander operations were 2,594,000 in fiscal 2002, compared with 2,738,000 in fiscal 2001, and ounces sold were 415,382 in fiscal 2002, compared with 458,218 in fiscal 2001. This decrease was due to the downscaling of the Evander 9 shaft. Recovered grade was 0.160 in fiscal 2002, compared with 0.167 in fiscal 2001. This decrease was due to a return to mining at the average grade of the orebody following higher than expected grade in fiscal 2001.

Since it acquired Evander, Harmony has implemented the “Harmony Way” to cut costs and increase productivity. Harmony has decreased the number of employees at Evander and has reorganized Evander’s operations by introducing its production site management concept, its ore reserve management system and by selling off non-core assets. These changes have contributed to a decrease in Evander’s cash operating costs from $370 per ounce in the fiscal year prior to Harmony’s purchase to $171 per ounce in fiscal 2002. The decrease in cash costs from $199 per ounce in fiscal 2001 to $171 per ounce in fiscal 2002 was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2002, due to a decline in grade and increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts. The decrease in cash operating costs to $199 per ounce in fiscal 2001 from $239 per ounce in fiscal 2000 was primarily due to higher recovered grade.

Harmony currently has five operating shafts and one service shaft at its Evander operations. The total shaft hoisting capacities are detailed below:

Shaft	Hoisting Capacity

(tons/month)
Evander No. 2 shaft	68,800
Evander No. 3 shaft[1]	19,800
Evander No. 5 shaft	93,700
Evander No. 7 shaft	105,800
Evander No. 8 shaft	146,600
Evander No. 9 shaft[2]	82,700

[1]	Limited production recommenced in the quarter ended December 31, 2001.

[2]	Downscaled beginning in the quarter ended September 30, 2002 and currently operating as a service shaft.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable ore reserves of 68.82 million tons will be sufficient for the Evander operations to maintain production until approximately fiscal 2018. However, because Harmony’s Evander operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In particular, Harmony downscaled shaft 9 in the quarter ended September 30, 2002, following the final extraction of the shaft pillar in the quarter ended June 30, 2002. Production at shaft 3 had also been halted when Harmony acquired the Evander operations, and Harmony recommenced limited production from this shaft in the quarter ended December 31, 2001, although commercial production levels have not yet been achieved. Harmony currently expects that production at Shafts 2, 5 and 7 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plants .. There are currently two operating metallurgical plants at Evander. The bulk of the mine’s ore production is treated at the Kinross plant, which is a CIP/CIL hybrid plant. The Winkelhaak plant has recently been restarted for milling only following a refurbishing. The plant mills all of the ore from shafts 2 and 5, and pumps the slurry to the Kinross plant for further processing. The Leslie plant was an old zinc precipitation and filter plant that used to treat low-grade material from dumps and underground. The Leslie plant was closed during the quarter ended June 30, 2001 following the depletion of the surface reserves.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for each of the operating plants:

Plant	Processing Capacity	Average milled for the fiscal year ended June 30, 2002

	(tons/month)	(tons/month)
Kinross	198,000	140,000
Winkelhaak	72,000	59,000

In fiscal 2002, Harmony’s plants at its Evander operations recovered approximately 96% of the gold contained in the ore delivered for processing.

Capital Expenditure. Harmony made approximately Rand 97.9 million in capital expenditures at the Evander operations in fiscal 2002, principally for underground development at shafts 3, 5, 7 and 8. Harmony has budgeted Rand 93.8 million ($10.7 million) for capital expenditures at the Evander operations in fiscal 2003, primarily for development of shafts 2, 3, 5, 7 and 8.

Harmony is currently evaluating two development projects in the vicinity of the Evander operations, which, if undertaken, would involve significant capital expenditures. The Poplar Project is a greenfield site located 20 kilometers from the existing Evander operations. Harmony estimates that a twin shaft system extending approximately 1,200 meters below the surface would be required to mine this site, and is evaluating whether such a project would be economically feasible. The Rolspruit Project extends from the existing Evander 8 shaft to the Poplar Project area. Harmony is evaluating two possibilities for developing this area. The first possibility would involve sinking a twin sub-vertical shaft system to extend Evander 8 shaft from a depths of 1,535 meters to a depths of 2,515 meters to exploit probable reserves of 6 million ounces of gold. The second possibility would involve sinking a separate twin shaft from the surface to a depth of approximately 2,600 meters to exploit probable reserves of 17 million ounces of gold. Harmony expects to complete these feasibility studies in the second half of fiscal 2003.

Kalgold Operations

Introduction. Harmony conducts a surface mining operation at the Kalgold gold mine near Mafikeng in the North West Province of South Africa. Through Kalgold, Harmony also controls extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa. Harmony purchased Kalgold on July 1, 1999. In fiscal 2002, the Kalgold operations accounted for approximately 3% of Harmony’s total gold sales.

History. Harmony acquired Kalgold on July 1, 1999 and fully incorporated Kalgold into its operations in October 1999. Prior to Harmony’s acquisition, the Kalgold mine had operated for more than three years. Open cast mining operations at Kalgold began in April 1996 with the first gold poured in July 1996.

Geology. The Kalgold operations are situated on the Kraaipan granite-greenstone belt, which is a typical gold-bearing greenstone formation. It has undergone intense structural deformation that has led to its dislocation into separate units.

Within the mining lease area, six steeply dipping zones of mineralization have been identified. Several additional zones of mineralization have been located within this area and are being evaluated. The first zone to be exploited by open cast mining has been an area known as the D-Zone. The D-Zone orebody has a strike length of 1,400 meters, varying in width between 40 meters in the south and 15 meters in the north.

Gold mineralization is associated with pyrite and pyrrohotite, which was developed as a replacement mineral within a banded ironstone formation and also within extensional, cross-cutting quartz veins within the ironstone.

Mining Operations. The Kalgold operations are engaged in open pit mining. This operation is subject to all of the open cast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management.

Some mining operations at Kalgold are conducted by mining contractors, who are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony’s management. As of June 30, 2002, Harmony had 222 employees at Kalgold, while the contractors employed 250 people. While there is no reliable industry benchmark for safety at South African surface mining operations, the Kalgold operations had a lost time injury frequency rate of 12.18 per million hours worked in fiscal 2002, and recorded no fatal accidents in fiscal 2002. During fiscal 2002, refurbishment activities at Kalgold’s CIL plant resulted in some safety related incidents, which contributed to the increased lost time injury frequency rate. Harmony has, however, addressed these issues and does not expect them to have a material impact on long-term production. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony’s South African operations. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board Practices.”

Detailed below are the operating and production results from open cast operations at Kalgold for the past three fiscal years:

	Fiscal year ended June 30,

	2002	2001	2000

Production
Tons (‘000)	1,060	1,057	1,676
Recovered grade (ounces/ton)	0.059	0.047	0.041
Gold sold (ounces)	62,179	49,351	68,738
Results of operations ($)
Cash cost (‘000)	12,727	12,834	17,896
Cash profit (‘000)	4,778	673	1,446
Cash costs
Per ounce of gold ($)	205	260	260

Ounces sold were 62,179 in fiscal 2002, compared with 49,351 in fiscal 2001. This increase was due primarily to improved recovered grade. Recovered grade was 0.059 in fiscal 2002, compared with 0.047 in fiscal 2001. The increase in recovered grade was due to discontinuation of Kalgold’s heap leach operation in fiscal 2002 and higher grade reserves becoming available.

Cash costs at Kalgold were $205 per ounce in fiscal 2002, compared with $260 in fiscal 2001. This decrease was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased slightly in fiscal 2002, due primarily to the implementation of collective bargaining agreements and the effect of inflation on supply contracts, which was offset by improved grade. Cash operating costs remained constant at $260 per ounce in fiscal 2001, despite the absence in fiscal 2001 of the abnormally high rainfall that increased costs in fiscal 2000. The maintenance of this constant cost level was primarily attributable to the lower throughput rates that were realized in connection with restructuring.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable ore reserves of 982 million tons will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2008. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plants. During fiscal 2001, Kalgold had a CIL plant and a heap leach operation. Harmony discontinued the active use of Kalgold’s heap leach operation in July 2001 and no gold was recovered through heap leaching in fiscal 2002. Over time, however, small amounts of gold normally can be recovered from ore remaining on the leach pads. Harmony expects to apply leaching solution occasionally in the future to recover any available gold. In fiscal 2002, Kalgold processed and milled 88,333 tons of ore per month at an average recovered grade of 0.059 ounces per ton.

Ore is trucked from the pit and stockpiled according to grade categories. Higher grade ore is processed in the CIL plant. Lower grade ore is dumped on heap leach pads. Following the recent commissioning of the pre-primary crusher, the ore now undergoes a five phase crushing process.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for each of the plants:

Plant	Processing Capacity	Average milled for the fiscal year ended June 30, 2002

	(tons/month)	(tons/month)
CIL	99,200	88,000
Heap Leach	66,100	*

*	Active use of heap leaching was discontinued in July 2001; however, Harmony expects to apply leaching solution occasionally in the future to recover any available gold.

In fiscal 2002, Harmony’s plants at its Kalgold operations recovered approximately 82% of the gold contained in the ore delivered for processing.

Capital Expenditure. Harmony made approximately Rand 24.5 million in capital expenditures at the Kalgold operations during fiscal 2002, principally for plant maintenance. In February 2002, Harmony’s management authorized expansion of the plant through construction of a third mill, which is expected to involve expenditures of approximately Rand 19.4 million in fiscal 2003. Harmony has spent Rand 7 million ($0.8 million) on the third mill to date. Harmony has budgeted Rand 25.4 million ($2.9 million) for capital expenditures at the Kalgold operations in fiscal 2003, primarily for plant expansion and secondarily for exploratory drilling.

Free Gold Operations

Introduction. On November 21, 2001, Harmony and ARMGold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMGold each has a 50% interest) for Rand 2,200 million ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. The Free Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled). Rand 1,800 million ($169.2 million at an exchange rate of R10.64 per $1.00) of the purchase price, plus accrued interest, was paid by the Free Gold Company in April 2002 following the fulfillment of all conditions precedent and Rand 400 million ($37.6 million at an exchange rate of R10.64 per $1.00) is payable by the Free Gold Company under an interest-free loan due January 1, 2005. The additional amount relating to taxes is payable by the Free Gold Company as and when the tax liability becomes payable by

AngloGold. The Free Gold Company has estimated that this amount will be approximately Rand 632 million ($59.4 million at an exchange rate of R10.64 per $1.00) and will be payable in March 2003. The Free Gold Company expects that approximately 80% of this amount will provide the Free Gold Company with a capital expense deduction against its taxable income from the Free Gold assets. For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2,213 million ($208.2 million at an exchange rate of 10.64 per $1.00). See “Item 5. Operating and Financial Review and Prospects—Overview.”

In connection with the acquisition of the Free Gold assets, on April 5, 2002 Harmony and ARMGold entered into a formal joint venture and shareholders’ agreement relating to the Free Gold Company. The agreement provides that Harmony and ARMGold are each responsible for 50% of the expenses associated with operating the Free Gold assets. Pursuant to the agreement, an interim executive committee composed of an equal number of representatives appointed by Harmony and ARMGold managed the Free Gold Company until the acquisition was completed. Following completion of the acquisition, management of the Free Gold Company is vested in a board, which initially is composed of an equal number of Harmony and ARMGold representatives. In the future, the number of representatives on the board will vary proportionally with the number of shares of the Free Gold Company held by Harmony and ARMGold. The Free Gold Company also employs mining, ore reserve, engineering and human resource managers, who were previously employed by AngloGold, Harmony or ARMGold. Shaft operations are supervised by teams of these managers.

The Free Gold assets consist of the Joel, Tshepong, Matjhabeng and Bambanani mines, associated infrastructure and other mineral rights in the Free State Province of South Africa. Production from the underground mines and adjacent surface sources is processed through three processing facilities (the Free State 1, or FS1, Plant, the Free State 2, or FS2, Plant and the Joel Plant). During Harmony’s fiscal 2002, sales from the Free Gold assets amounted to 1,143,243 ounces of gold and Harmony’s interest in two months of these sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces. Because Harmony equity accounts for its 50% interest in the Free Gold Company, sales from the Free Gold assets are not included in Harmony’s sales figures in this annual report. For more information on Harmony’s consolidation policy, see note 2(b) to the consolidated financial statements.

On May 24, 2002, Harmony, ARMGold and Gold Fields, through its subsidiary St. Helena Gold Mines Limited, announced that an agreement in principle had been reached under which St. Helena Gold Mines Limited would sell the St. Helena gold mining assets to the Free Gold Company for Rand 120 million ($13.7 million), plus a royalty equal to one percent of revenue for a period of 48 months beginning on the effective date of the sale. St. Helena Gold Mines Limited and the Free Gold Company concluded a final agreement of sale on July 1, 2002. The sale was completed on October 30, 2002, and the Free Gold Company assumed management control on that date. Under the terms of the agreement of sale the Free Gold Company agreed to assume specified environmental liabilities relating to the operation of the St. Helena mine. Harmony believes that the acquisition of the St. Helena mine will create operational efficiencies and add approximately 60,000 attributable ounces of gold to Harmony’s production base.

History. Exploration, development and production history in the area of the Free Gold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly owned subsidiary of AngloGold in June 1998. AngloGold also owned the Joel mine, which, although it was not a part of this AngloGold subsidiary, is now included within the Free Gold assets owned by the Free Gold Company. The Free Gold Company also acquired the St. Helena gold mine in October 2002. St. Helena was the first gold mine to be established in the Free State.

Geology. The Free Gold Company’s mines are located in the Free State goldfield, which is on the southwestern edge of the Witwatersrand basin. The Bambanani, Tshepong, Matjhabeng and St. Helena mines are located in and around Welkom, while the Joel mine is approximately 30 kilometers south of Welkom. Mining at Bambanani, Tshepong and Matjhabeng is primarily conducted in the Basal reef, with limited exploitation of secondary reefs. Mining at Joel is primarily conducted in the Beatrix-VS5 Composite Reef. The reefs generally dip towards the east or northeast while most of the major faults strike north-south, with the most intense faulting in evidence at Matjhabeng.

Mining Operations. The Free Gold Company is engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. The Free Gold Company regularly revisits its mining strategy and management procedures at the Free Gold operations in connection with its effort to minimize risks. Mining depths range from shallow-intermediate at the Joel mine to deep at the Bambanani mine. The primary mining challenges at the Free Gold operations are seismic risks, ventilation and fire avoidance. Both the Bambanani mine and the Matjhabeng mine are classified as seismically active operations with seismic monitoring systems installed, with activity generally located in the vicinity of remnant operations and/or geological structures. Seismic systems are managed by external specialists. There is an opportunity to improve the current ventilation and refrigeration systems, which Harmony believes would improve productivity and safety. Plans to this effect are being implemented by the Free Gold Company. Refrigeration plants are installed at the Bambanani and Tshepong Mines. Following underground fires during the second half of 1999 at the Bambanani mine, mine management reviewed and modified working practices and the efficiency of the overall fire management system.

Mining is conducted at depths ranging from 1,200 and 3,000 meters at Bambanani, at an average depth of approximately 1,925 meters at Tshepong, at an average depth of approximately 1,700 meters at Matjhabeng, at an average depth of approximately 1,000 meters at Joel and at an average depth of 1,489 meters at St. Helena. Production at Matjhabeng, which is a mature mine nearing closure, is currently focused on the extraction of remnant pillars and shaft pillars, specifically at the Eland Shaft. The Free Gold Company is conducting a development program at the Bambanani shaft. Harmony expects this program to allow access to additional mining areas, which would reduce overall grade but increase overall production. The Free Gold Company is in the process of restarting of operations at the Kudu, Nyala and Sable shafts. The board of directors of the Free Gold Company has also approved in principle the construction of decline tunnels to access lower levels of the Tshepong North shaft. This project will add two additional operating levels below the present level of the Tshepong North Shaft.

The Free Gold Company estimates the cost of the project to be Rand 260 million ($29.7 million). The Free Gold Company estimates that full production at the two additional operating levels will commence by December 2005 and will add 150,000 ounces of gold per year to current production.

Excess metallurgical plant capacity at the FS1 and FS2 plants is filled by exploiting surface sources, including waste rock dumps, slimes dams, and general clean-up material mined as part of the environmental rehabilitation process. These surface operations include free digging of waste rock dumps and hydraulic mining of slimes dams, which are either transported by the surface rail network or by dedicated pipelines to the individual plants. The majority of surface sources at the Free Gold assets are currently treated at the FS2 Plant.

During Harmony’s fiscal 2002, the safety record at the Free Gold assets compared favorably with the South African industry average. The Free Gold Company applies safety standards similar to safety standards for Harmony operations and safety standards receive constant and high-level attention. Where problems are identified, the Free Gold Company takes steps to address the situation.

Harmony and ARMGold, shareholders in the Free Gold Company, share similar management philosophies. The Free Gold Company has begun implementing measures to reduce costs while increasing production and extending mine life, in a manner that Harmony believes is consistent with the “Harmony Way.”

Underground Operations. Detailed below are the operating and production results from underground mining at the Free Gold assets for the calendar years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002.

	Six months ended June 30, 2002	Calendar year ended December 31,

	2002	2001	2000	1999

Production
Tons (‘000)	2,179	5,454	6,791	6,882
Recovered grade (ounces/ton)	0.228	0.204	0.197	0.208
Gold sold (‘000 ounces)	497,080	1,110,000	1,339,000	1,429,000
Results of operations ($)
Cash cost (‘000)	77,108	251,200	361,300	383,3000
Cash profit (‘000)	83,380	66,000	47,900	66,300
Cash costs
Per ounce of gold ($)	155	226	270	268

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold assets in the six months ended June 30, 2002, the June 30, 2002 reported proven and probable ore reserves of 30.26 million tons will be sufficient for the Free Gold assets to maintain underground production until approximately 2015. However, because the Free Gold assets consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

The Free Gold Company has eleven operating shafts, the rock hoisting capacities of which are set forth below. In addition, hoisting facilities are currently being installed at the Joel North Shaft.

Shaft	Hoisting Capacity

(tons/month)
Tshepong North shaft[1]	165,000
Bambanani East shaft	200,000
Bambanani West shaft	60,000
Joel South shaft[2]	160,000
Matjhabeng – Eland shaft	60,000
Matjhabeng – Sable and Kudu shafts	70,000
Matjhabeng – Nyala shaft	100,000
St. Helena – No. 2 shaft[3]	75,000
St. Helena – No. 4 shaft[4]	80,000
St. Helena – No. 8 shaft[5]	80,000
St. Helena – No. 10 shaft[6]	100,000

[1]	Currently operating at a rate of 136,000 tons per month while upgrades in the shaft to facilitate increased production are in progress.

[2]	Currently operating at a rate of 40,000 tons per month, in line with the shaft’s current mining plan.

[3]	Currently operations at a rate of 20,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.

[4]	Currently operating at a rate of 15,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.

[5]	Currently operating at a rate of 36,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.

[6]	Currently closed due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.

Surface Operations. Detailed below are the operating and production results from the Free Gold Company’s surface operations for the calendar years ended December 31, 2001, 2000 and 1999 and for the six months ended June 30, 2002.

	Six months ended June 30, 2002	Calendar year ended December 31,

	2002	2001	2000	1999

Production
Tons (‘000)	2,641	4,049	3,100	3,738
Recovered grade (ounces/ton)	0.023	0.022	0.027	0.026
Gold sold (ounces)	61,086	89,000	83,000	98,000
Results of operations ($)
Cash cost (‘000)	7,526	11,000	11,600	24,300
Cash profit (‘000)	11,980	13,500	12,500	6,500
Cash costs
Per ounce of gold ($)	123	167	227	246

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold assets (excluding St. Helena) in the six months ended June 30, 2002, the June 30, 2002 reported proven and probable ore reserves of 9.72 million tons will be sufficient for the Free Gold assets to maintain surface production until approximately 2004. However, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s

gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plants. The Free Gold Company operates four plants: the FS1, FS2, Joel and St. Helena plants. The FS1 plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by semi-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion. The FS2 Plant is largely dedicated to the treatment of surface sources. It was commissioned in the early 1950’s and employs conventional crushing and filtration technology. The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1984. St. Helena operates a conventional zinc precipitation filter plant supported by two mills that treat surface sources.

The following table sets forth processing capacity and average tons milled during the six months ended June 30, 2002 and the calendar year ended December 31, 2001 for each of the plants:

Plant	Processing Capacity	Average milled for the six months ended June 30, 2002	Average milled for the calendar year ended December 31, 2001

	(tons/month)	(tons/month)	(tons/month)
FS 1	420,000	374,000	382,000
FS 2	300,000	290,000	287,000
Joel	160,000	113,000	93,000
St. Helena [1]	77,000	73,610	58,000

[1]	Not currently used due to other shafts at the Free Gold assets operating in an efficient manner. The Free Gold Company expects to use the St. Helena plant to treat surface sources in the future.

Harmony estimates that in the periods covered by the above chart, FS1 recovery has been in the range of 96% to 97%, FS2 recovery has ranged from 91% to 96%, Joel recovery has ranged from 93% to 96% and St. Helena recovery has ranged from 85% to 90%. Overall recovery is a function of the mix of feed ore, as surface sources tend to have a lower recovery than underground reef.

Capital Expenditure. The Free Gold Company’s capital expenditures amounted to approximately Rand 31.6 million in the six months ended June 30, 2002, primarily for underground development at Bambanani and re-opening the Bambanani West shaft. The Free Gold Company budgeted Rand 137 million ($15.7 million) for capital expenditures in fiscal 2003, primarily for developing the Tshepong North Shaft, including capital expenditures for the deepening of the shaft, and underground development at Bambanani.

Australian Operations

Introduction

Harmony conducts its Australian operations through two recently acquired Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002. Through the New Hampton transaction described below, Harmony acquired two operations in Western Australia (Big Bell in the Murchison region and Jubilee in the Eastern Goldfields near Kalgoorlie), two processing plants associated with these operations and related exploration rights. Through the Hill 50 transaction described below, Harmony acquired the Mt. Magnet operations in the Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie, two plants associated with these operations and related exploration rights. In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. Each of Harmony’s Australian operations – Big Bell, Mt. Magnet, and South Kalgoorlie – conducts surface mining (principally through open pit methods) and underground mining, with access through one decline at Big Bell, two declines at Mt. Magnet and one decline at South Kalgoorlie.

Mining at Harmony’s Australian operations involves more mechanized mining than at Harmony’s South African operations. Outside contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony’s management. As of June 30, 2002, Harmony’s Australian operations had 309 employees, while the contractors employed 659 people.

Harmony commenced gold mining operations in Australia following the New Hampton transaction. On December 19, 2000, Harmony announced that it had agreed to purchase 19.99% of New Hampton ordinary shares from Normandy Mining, subject to certain conditions. Harmony also made an offer for all of the outstanding ordinary shares of New Hampton at a purchase price of A$0.265 per share. Harmony received SARB and Australian Foreign Investment Review Board approval for the transaction in January 2001. On March 22, 2001, Harmony increased its offer price to A$0.275 per share and announced that Normandy Mining had accepted Harmony’s offer for Normandy Mining’s remaining 13.2% shareholding in New Hampton, and that the New Hampton board of directors recommended that New Hampton shareholders accept Harmony’s offer and indicated their intention to accept Harmony’s offer for their individual holdings. The total cash bid valued New Hampton at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or $28.5 million at an exchange rate of R8.00 per $1.00). This offer closed on July 12, 2001, at which time Harmony had acquired 96.2% of New Hampton’s shares and 95% of New Hampton’s options. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. In line with Harmony’s strategy to mine reserves only when it is economical to do so, following the New Hampton transaction, Harmony reduced New Hampton’s production to approximately 200,000 ounces per year.

Harmony expanded its Australian operations through the Hill 50 transaction. On December 11, 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50, at a purchase price of A$1.35 per share and A$0.65 per listed option. Harmony would also pay a price equal to the difference between the cash price offered for the Hill 50 shares and the exercise price for each Hill 50 director and employee option. On that date, Harmony also announced that Hill 50’s largest shareholder had accepted Harmony’s offer for its 16.3% holding. Harmony increased the offer price to A$1.40 per share and A$0.70 per listed option on February 21, 2002, and to A$1.45 per share and A$0.75 per listed option on April 3, 2002, for a total price of approximately A$233 million (R1,419 million at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). On February 21, 2002, Harmony also announced that Hill 50’s directors had informed Harmony that they intended to recommend Harmony’s offer to Hill 50 shareholders, and to accept Harmony’s offer in respect of their own shareholdings. The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50’s shares and 98.76% of Hill 50’s listed options had accepted Harmony’s offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.

New Hampton sold 191,521 ounces of gold in fiscal 2002, which were included in Harmony’s gold sales for fiscal 2002, and Hill 50 sold 275,185 ounces of gold in fiscal 2002, three months of which, or 61,472 ounces, were included in Harmony’s gold sales for fiscal 2002. The addition of New Hampton and Hill 50 to Harmony’s operations has increased Harmony’s reserves by approximately 2.34 million ounces. With effect from April 1, 2002, Harmony reports the New Hampton and Hill 50 operating and financial results together within an “Australian Operations” segment, which is further segmented into the Big Bell operations, the Mt. Magnet operations and the South Kalgoorlie operations (consisting of the Jubilee and New Celebration operations). In fiscal 2002, the Australian operations accounted for approximately 11% of Harmony’s total gold sales.

Harmony’s Australian operations control exploration and mineral rights over a total area of approximately 298,355 hectares (737,250 acres), of which the active mining areas currently total approximately 75,516 hectares (186,604 acres).

Big Bell Operations

History. Gold mining at Big Bell commenced in 1937. The Big Bell mine closed in 1955 and reopened in early 1989. Normandy Mining acquired Big Bell in 1991 and New Hampton acquired the mine from Normandy Mining in 1999. Since the commencement of operations in 1937 to June 30, 2002, total gold sales from the Big Bell area exceed two million ounces.

Geology. The Big Bell operations, located in the Murchison region of Western Australia, include a mature underground mine and nearby open pit operations at Cuddingwarra and Cue. The Murchison region is a sub-province of the Archaean Shield in Western Australia. The Big Bell lode is a steeply Southeast dipping (50 to 70°) sheet with a strike length of 1,000 meters. The distinctive gold-bearing horizon is 5 meters to 25 meters thick and is intersected by resource drilling down to 1,400 meters below surface. The Cuddingwarra and Cue deposits, approximately 17 kilometers and 27 kilometers from the Big Bell underground mine, respectively, occur in a sequence of porphyry-intruded metamorphosed mafic and ultamafic rocks of the Meekatharra-Widgee greenstone belt.

Mining Operations. The Big Bell operations are engaged in both underground and open pit mining. These operations are subject to all of the underground and open pit mining risks detailed in the Risk Factors section. Harmony intends to revisit its mining strategy and management procedures at these operations on a regular basis in connection with its effort to minimize mining risks. Underground mining at depths of up to 600 meters is conducted by way of a decline and a longhole sub-level caving method is employed. Contractors operate diesel powered mining equipment to transport ore up the decline and deliver it to the crusher pad. At the Cuddingwarra and Cue open pit operations, New Hampton employs outside contractors to extract ore with large earthmoving equipment. The open pits are situated on small ore bodies, which results in short mine lives (generally less than a year). As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See “Item 3. Key Information—Risk Factors—To maintain gold production beyond the expected lives of Harmony’s existing mines or increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

The primary challenges facing the Big Bell operations are controlling costs in the underground mine and finding replacement ore reserves (particularly for short-lived open pits) through an aggressive exploration program. See “Item 4. Information on the Company—Business—Exploration.” The Big Bell underground mine is also affected by seismic events and good geotechnical management is important to maintain safety and productivity. During fiscal 2002, the safety record at Big Bell compared unfavorably with the Australian industry average. Safety standards for other Harmony operations are now being applied at Big Bell and will receive constant and high-level attention. Where problems are identified, steps are taken to address the situation. Harmony is making a concerted effort to train line management at newly acquired assets, including Big Bell, in Harmony Australia’s safety management systems.

Mining of the upper levels of the underground mine at the Big Bell operations was completed in the quarter ended March 31, 2002. The lower levels of the Big Bell underground mine have yielded disappointing results, including lower than expected grade. As a result, Harmony has reduced grade estimates on future production, which has led to a substantial reduction in reserve figures for New Hampton. In addition, the bankruptcy of the main underground contractor employed by New Hampton disrupted production at Big Bell during the quarter ended June 30, 2002, and Harmony encountered delays in obtaining and installing a replacement contractor during that quarter. Since current results indicate that continuing underground mining at Big Bell would be uneconomical at current gold prices, Harmony has begun the process of phasing out production from the Big Bell underground mine.

Detailed below are the operating and production results from operations at Big Bell for the last three fiscal years:

	Year ended June 30,

	2002	2001	2000

Production
Tons (‘000)	2,900	2,763	2,650
Recovered grade (ounces/ton)	0.046	0.059	0.086
Gold sold (ounces)	132,389	164,315	226,948
Results of operations ($)
Cash cost (‘000)	38,288	62,106	56,699
Cash profit/(loss) (‘000)	(2,265)	22,033	11,909
Cash costs
Per ounce of gold ($)	289	256	268

Tons milled in fiscal 2002 were 2,900,000, compared with 2,763,000 in fiscal 2001, and ounces sold in fiscal 2002 were 132,000, compared with 164,000 in fiscal 2001. The reduction in ounces sold was attributable primarily to Harmony’s strategy to scale back production and secondarily to reduced throughput while restructuring and capital development was in progress. The increase in tons milled was attributable to treatment of lower-grade stockpiles while this development was in progress. The decrease in recovered grade resulted primarily from processing of comparatively lower grade ore from the underground upper levels of Big Bell, as well as tailings and other secondary surfaces. In fiscal 2002, cash operating costs at Big Bell increased to $289 per ounce from $256 per ounce in fiscal 2001. This increase was attributable to the lower-grade tonnages treated.

Following the acquisition of New Hampton, Harmony made significant capital expenditures to redevelop the underground mine at Big Bell after the seismic events of fiscal 2001, and began to implement the “Harmony Way” at Big Bell in an effort to cut costs and increase productivity. Detailed mine development plans have been put in place, utilizing Harmony strategies and philosophies. Harmony has introduced management changes since acquiring the operations to improve productivity and provide a focus on reserve management and working cost containment.

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved by Big Bell in fiscal 2002, the June 30, 2002 reported proven and probable ore reserves of 4.32 million tons will be sufficient for the Big Bell operations to maintain production until approximately fiscal 2004. However, because the Big Bell operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plant. The Big Bell operations include one metallurgical plant. Ore from the Big Bell underground and open pit operations is processed through this CIL treatment plant located

28 kilometers from Cue in the Murchison region. Ore extracted from the Big Bell underground mine is transported by diesel powered mining equipment up the decline and to the crusher pad. Road trains deliver ore from the open pits. The plant underwent significant capital refurbishments during fiscal 2001 to ensure that planned throughput is achieved, but due to the age and layout of this plant, unit costs are higher than at other plants in Harmony’s Australian operations.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for the Big Bell plant:

Plant	Processing Capacity	Average milled for the fiscal year ended June 30, 2002

	(tons/month)	(tons/month)
Big Bell	275,000	242,000

In fiscal 2002, the Big Bell operations recovered approximately 86% of the gold contained in the ore delivered for processing.

Capital Expenditure. Harmony made approximately Rand 6.8 million in capital expenditures at the Big Bell operations during fiscal 2002, principally for upgrades to the plant and purchases of equipment, and a further Rand 111 million for deferred stripping and underground development. Harmony has budgeted approximately Rand 11.4 million ($1.3 million) for capital expenditures at Big Bell during fiscal 2003, principally for plant upgrades.

Mt. Magnet Operations

History. Mining at Mt. Magnet began after the discovery of gold in 1896. From that time to June 30, 2002, the Mt. Magnet operations have produced approximately 5 million ounces. The current Mt. Magnet operations, which Harmony acquired in the Hill 50 transaction, are comprised of the Hill 50 and Star underground mines, production from which commenced in the late 1980s, nearby open pits and the processing of low grade ore from previously accumulated stockpiles.

Geology. The Mt. Magnet operations are located near the town of Mt. Magnet in the Murchison region, 560 kilometers northeast of Perth. The geology consists of folded basaltic and komatiitic greenstones with intercalated banded iron formations and volcaniclastic units. In addition to having been intensely folded, the area has undergone substantial faulting and later intrusion by felsic intrusives. Mineralization within the Murchison belt consists of sulfide replacement style (characteristic of the Hill 50 mine) and quartz lode and shear hosted hydrothermally emplaced bodies proximal to fault conduits. Smaller stockwork bodies within felsic intrusives are also common. As is typical of the Archaean Shield, the deep weathering profile at Mt. Magnet has resulted in supergene enrichment and hypogene dispersion of gold in the oxidizing environments. These effects lend themselves well to the process of small scale open pit mining. Underground mining of primary lodes is the largest contributor to Mt Magnet’s gold production.

Mining Operations. The Mt. Magnet operations are engaged in underground, open pit and waste rock mining. These operations are subject to all of the underground, open pit,

and waste rock mining risks detailed in the Risk Factors section. Harmony intends to revisit its mining strategy and management procedures at these operations on a regular basis in connection with its effort to minimize mining risks.

Underground operations at Mt. Magnet consist of the Hill 50 and Star mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,000 meters in depth, is currently one of Australia’s deepest underground mines. The Star mine is approximately 600 meters in depth. Underground mining is conducted by decline tunnel access. The primarily challenges facing the Mt. Magnet underground mines are their continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity.

Surface operations at Mt. Magnet exploit several medium-sized open pits, as well as numerous smaller open pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet. The primary challenge facing the Mt. Magnet operations is that the open pits are situated on small ore bodies, which results in short mine lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See “Item 3. Key Information—Risk Factors—To maintain gold production beyond the expected lives of Harmony’s existing mines or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

As of June 30, 2002, the safety record at the Mt. Magnet operations compared favorably with Australian industry averages. Safety standards for other Harmony operations are being applied at the Mt. Magnet operations and will receive constant and high-level attention. Where problems are identified, steps are taken to address the situation. Harmony is making a concerted effort to train line management at newly acquired assets, including the Mt. Magnet operations, in Harmony Australia’s safety practices.

Detailed below are the operating and production results from operations at Mt. Magnet for the last three fiscal years:

	Year ended June 30,

	2002	2001	2000

Production
Tons (‘000)	3,022	3,132	2,431
Recovered grade (ounces/ton)	0.063	0.065	0.061
Gold sold (ounces)	189,689	203,575	148,659
Results of operations ($)
Cash cost (‘000)	34,495	37,130	33,591
Cash profit/(loss) (‘000)	17,504	18,097	16,377
Cash costs
Per ounce of gold ($)	182	182	226

Tons milled in fiscal 2002 were 3,002,000, compared with 3,132,000 in fiscal 2001, and ounces sold in fiscal 2002 were 190,000, compared with 204,000 in fiscal 2001. These decreases were primarily attributable to reduced production from open pits.

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable ore reserves of 9.93 million tons for Mt. Magnet would be sufficient to maintain production until approximately fiscal 2006. However, because the Mt. Magnet operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Plant. The Mt. Magnet operations include one metallurgical plant. This plant was built in 1989 as a CIL plant and was upgraded in late 1999 to a CIP plant. Actual throughputs of the Mt. Magnet plant varies based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% oxide (soft) blend. The following table sets forth processing capacity and average tons milled during fiscal 2002 for the Mt. Magnet plant:

Plant	Processing Capacity	Average milled for the fiscal year ended June 30, 2002

	(tons/month)	(tons/month)
Mt. Magnet	220,000	227,000

In fiscal 2002, the Mt. Magnet plant recovered approximately 93% of the gold contained in the ore delivered for processing.

Capital Expenditure. Harmony made approximately Rand 150.9 million in capital expenditures at the Mt. Magnet operations during fiscal 2002, primarily for underground development, exploration and plants. Harmony has budgeted approximately Rand 240.5 million ($27.5 million) for capital expenditures at the Mt. Magnet operations during fiscal 2003, principally for underground development and infrastructure.

South Kalgoorlie Operations

History. The South Kalgoorlie operations include several open pits at Jubilee and New Celebration, as well at the Mt. Marion underground mine at New Celebration. In the Jubilee area, two separate companies commenced gold mining by modern methods in 1987, although some sporadic mining of gold took place in the area in the late nineteenth century. The Jubilee operations were originally comprised of large Jubilee open pit, but in recent years have also drawn on a number of smaller open pits. Harmony acquired the Jubilee operations in the New Hampton transaction. The New Celebration operations were initially developed in 1987 by a third company exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest Mining Ltd. in June 2001. The Mt. Marion decline, which is the largest underground development at New Celebration, was established in 1998. Harmony acquired the New Celebration operations, including the Mt. Marion underground mine, in the Hill 50 transaction.

Following the acquisitions of New Hampton and Hill 50, Harmony integrated the Jubilee operations and New Celebration operations to form the South Kalgoorlie operations. Since the commencement of operations to June 30, 2002 total gold production from Harmony’s mines in the South Kalgoorlie area exceeds two million ounces.

Geology. The South Kalgoorlie mines are located approximately 30 kilometers south of Kalgoorlie in the Eastern Goldfields region of Western Australia. The South Kalgoorlie ore bodies are located in a number of geological domains including the Kalgoorlie-Kambalda belt, the Boulder-Lefroy Structure, the Zuleika Shear, the Coolgardie Belt and Yilgarn-Roe Structures. At South Kalgoorlie, the mining tenure and geology straddles the three major fault systems or crystal sutures considered to be the main ore body plumbing systems of the Kalgoorlie goldfield. The geology consists of Archaean greenstone stratigraphy of basalts and komatiites with intercalated sediments, tuffs, volcaniclastics and later felsic intrusives. Late stage and large scale granitic (Proterozoic) intrusion has stoped out large sections of the greenstone. Quartz filled lode and shear hosted bodies are the most dominant among many mineralization styles. Large scale stockwork bodies hosted in felsic volcanics are an important contributor to bulk tonnage of relatively low grade deposits.

Mining Operations. The South Kalgoorlie operations are engaged in open pit, underground and waste rock mining. These operations are subject to all of the underground, open pit and waste rock mining risks detailed in the Risk Factors section. Harmony intends to revisit its mining strategy and management procedures at these operations on a regular basis in connection with its effort to minimize mining risks.

At Jubilee, open cast mining is conducted at the Trojan Pit and a number of smaller open pits. Harmony employs contractors who use large earthmoving equipment to extract ore from these pits. Harmony has evolved the Jubilee operations from mining small low-grade pits and dumps to mining the Trojan Pit. Harmony expects that mining of the Trojan Pit will commence in June 2003. Deferred stripping of the southern portion of the Trojan Pit was completed in the quarter ended March 31, 2002 and has resulted in access to additional mining areas. The surface operations at New Celebration exploit a number of small short-life and shallow open-cast mines. The primary challenge facing the South Kalgoorlie operations is that most of the open pits are situated on small ore bodies, which results in short mines lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See “Item 3. Key Information—Risk Factors—To maintain or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

New Celebration also includes the Mt. Marion underground mine. This mine faces challenges similar to those faced by the Mt. Magnet underground operations; however, depths at Mt. Marion are much shallower (500 meter vertical depth versus 1,000 meter vertical depth at Mt. Magnet). Mt. Marion is a decline mine that has recently switched to a longhole sub-level caving methodology. The purpose of this change in mining method is to better manage the geotechnical risks without diminishing returns from the mine. The Mt. Marion mine also is exposed to other risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting.

During fiscal 2002, the safety record at Jubilee in terms of lost time frequency rate and fatality frequency rate was consistent with the Australian industry average and the safety record at New Celebration compared favorably with the Australian industry average. Safety standards for other Harmony operations are being applied throughout the South Kalgoorlie operations and will receive constant and high-level attention. Where problems are identified, steps are taken to address the situation. Harmony is making a concerted effort to train line management at newly acquired assets, including the South Kalgoorlie operations, in Harmony Australia’s safety practices.

Detailed below are the operating and production results from the South Kalgoorlie operations, which were completed by combining historical figures from the Jubilee and New Celebration operations, for the last three fiscal years:

	Year ended June 30,

	2002	2001	2000

Production
Tons (’000)	1,973	2,038	2,048
Recovered grade (ounces/ton)	0.069	0.081	0.079
Gold sold (ounces)	135,366	164,553	160,869
Results of operations ($)
Cash cost (’000)	31,604	38,572	39,083
Cash profit/(loss) (’000)	5,881	2,932	6,541
Cash costs
Per ounce of gold ($)	233	234	243

Tons milled in fiscal 2002 were 1,973,000, compared with 2,038,000 in fiscal 2001, and ounces sold in fiscal 2002 were 135,000, compared with 165,000 in fiscal 2001. These decreases were primarily attributable to reduced grade and scaling back of the New Celebration operations prior to Harmony’s purchase of Hill 50 mines included in the South Kalgoorlie operations.

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2002, the June 30, 2002 reported proven and probable ore reserves of 7.55 million tons for the South Kalgoorlie operations would be sufficient to maintain production until approximately fiscal 2004. However, because the South Kalgoorlie operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Following the New Hampton acquisition, Harmony began implementing the “Harmony Way” at Jubilee and following the Hill 50 acquisition, Harmony has been integrating the Jubilee and New Celebration operations to form the South Kalgoorlie operations. The restructuring related to these steps included combining the New Hampton and Hill 50 corporate offices in Perth, which led to the retrenchment of a small number of administrative employees of New Hampton.

Plants. The South Kalgoorlie operations include two metallurgical plants, located at Jubilee and New Celebration. Harmony intends two keep both metallurgical plants operating for at least the next two years. The Jubilee CIL treatment plant has been well maintained and is capable of achieving the planned production from the mining operations. Ore is hauled from the Jubilee open pits to the treatment plant by conventional road trains.

The New Celebration plant was commissioned in 1986 as CIP plant and later upgraded in 1988 by the addition of a larger parallel circuit. The New Celebration plant was operated at a lower percentage of its total capacity in the quarter ended March 31, 2002. Excess capacity was utilized in toll processing of third party ores. However, Harmony’s management expects to operate the plant operating at full capacity in fiscal 2003. Actual throughputs of the South Kalgoorlie plants vary based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% soft (oxide) blend.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for the South Kalgoorlie plants:

Plant	Processing Capacity	Average milled for the fiscal year ended June 30, 2002

	(tons/month)	(tons/month)
Jubilee	110,000	100,000
New Celebration	138,000	59,000

In fiscal 2002, the Jubilee and New Celebration plants recovered approximately 91% and 93%%, respectively, of the gold contained in the ore delivered for processing.

Capital Expenditure. In fiscal 2002, Harmony made approximately Rand 2.2 million in capital expenditures at Jubilee, primarily for plant improvements, and Rand 45.9 million on capital expenditures at New Celebration, primarily for underground and open pit mine development. Harmony has budgeted approximately Rand 92.6 million ($10.6 million) for capital expenditures at the South Kalgoorlie operations during fiscal 2003, principally for underground and open pit mine development.

Bissett Operations

Introduction. Harmony’s Bissett operations, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices, are located near Bissett in the province of Manitoba, Canada. Prior to the suspension, mining at Harmony’s Bissett operations was conducted at depths ranging from 1,200 meters to 1,500 meters. Full production of 1,000 tons of mill throughput per day was achieved by June 2000 prior to the placing of Bissett’s operations on the care and maintenance program discussed in “—Mining Operations” below. In fiscal 2002, Harmony’s Bissett operation accounted for approximately 0.3% of Harmony’s total gold sales. These sales were from production during clean up of the plant during the transition to the care and maintenance program in the quarter ended September 30, 2002.

History. Harmony purchased the Bissett Gold Mine out of liquidation in June 1998. The first mining at Bissett occurred in 1932. Though the mine has not been in continuous operation since that time, in total it has sold in excess of 1.3 million ounces of gold. In 1995, the previous owners of the mine undertook to recommence mining at Bissett and completed a pre-production underground exploration, development and construction program that culminated in a feasibility study. Operations were due to recommence at a targeted 1,000 mill tons per day throughput in 1997, when the owners went into liquidation after expenditure of C$85 million.

Geology. The orebodies at Bissett Gold Mine, located within the Red Lake Archaen greenstone belt, comprise two major sets of shear-related quartz veins occurring within a steeply-dipping, intrusive host. One set of veins consists of stockwork breccias and the other narrower, fault-controlled veins cross-cutting the stockworks. Gold mineralization occurs in both sets of veins but is enriched at the intersection of the two vein types.

Mining Operations. Harmony has conducted underground mining at Bissett. Mining at Bissett has been more mechanized than mining at Harmony’s South African underground mines. Long hole and shrinkage mining techniques have been used to extract the near vertical orebodies. The Bissett operation is subject to all of the underground mining risks detailed in the Risk Factors section.

Due to the moderate depths of the operation, pressure related problems have been infrequent but actively managed. Due to the mining operations being uneconomical at then-current gold prices, Harmony decided to suspend production at the Bissett mine in fiscal 2001, and placed the operations on a care and maintenance program during the first quarter of fiscal 2002. The care and maintenance program involves suspending production but maintaining some staff to keep the facilities in working order, so that production can be restarted without significant capital outlays. Harmony intends to revisit this decision should the gold price recover to sustained levels significantly above $320 per ounce, and is currently evaluating its options with regard to the Bissett operations, including the possibility of selling these operations. The safety record at the Bissett operations during fiscal 2002, in terms of accidents per hours worked compares favorably with the Canadian industry average.

Detailed below are the operating and production results from underground operations at Bissett for the past two fiscal years and for the period from October 1, 1999 to June 30, 2000, which was its first recent period of commercial production:

	Fiscal year ended June 30, 2002[1]	Fiscal year ended June 30, 2001	Nine months ended June 30, 2000

Production
Tons (’000)	40	293	189
Recovered grade (ounces/ton)	0.207	0.151	0.14
Gold sold (ounces)	8,263	44,303	26,943
Results of operations ($)
Cash cost (‘000)	905	14,636	9,589
Cash profit/(loss) (‘000)	899	(391)	(1,351)
Cash costs
Per ounce of gold ($)	109	330	356

[1]	Production from clean up of the plant during the transition to care and maintenance in the quarter ended September 30, 2001.

Plant. The mineralogy of the orebodies is simple and gold is easily extractable using conventional gravity concentration, CIL and electro-winning processing techniques.

The following table sets forth processing capacity and average tons milled during fiscal 2002 for the Bissett plant:

Plant	Processing Capacity	Average milled for the fiscal year ended June 30, 2002

	(tons/month)	(tons/month)
Bissett	33,000	29,000 [1]

[1]	Average monthly production for months of July and August 2001, during the transition to care and maintenance.

In fiscal 2002, Harmony’s plant at its Bissett operations recovered approximately 91% of the gold contained in the ore delivered for processing.

Capital Expenditure. In light of its decision to place Bissett on a care and maintenance program Harmony did not make any significant capital expenditures at Bissett in fiscal 2002 and did not budget for any significant capital expenditures at Bissett in fiscal 2003.

Aurion Gold and Placer Dome

Harmony made its first investment in the Australian gold mining industry in February 4, 2000, when Harmony purchased 32,770,992 shares of Goldfields (Australia). On October 5, 2000, Harmony concluded the purchase from Hanson plc of 10.58 million Goldfields (Australia) shares at a price of A$1.425 per share for a total consideration of $8.8 million, financed through the issue of 2.2 million Harmony ordinary shares at Rand 37.45 per share. Harmony’s stake in Goldfields (Australia) was approximately 22.96%. Effective December 31, 2001, Delta was merged into Goldfields (Australia). In connection with the merger, holders of Delta shares received 187 Goldfields (Australia) shares in exchange for every 200 Delta shares held. Harmony’s stake in Goldfields (Australia) following the merger was diluted to approximately 9.8%. In February 2002, Goldfields (Australia) changed its name to AurionGold Limited.

On October 23, 2001, Gold Fields granted Harmony an exclusive option to negotiate the possible acquisition from Gold Fields of the St. Helena and Oryx mines in the Free State Province. Harmony, in return, granted Gold Fields an exclusive option to negotiate the acquisition of Harmony’s stake in AurionGold. These agreements expired, without exercise, on February 15, 2002. On May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome’s offer to acquire all of Harmony’s interest in AurionGold subject to specified conditions. Pursuant to the offer, Harmony would receive 17.5 newly-issued Placer Dome ordinary shares for every 100 AurionGold ordinary shares tendered. On July 29, 2002, Harmony announced that Placer Dome had increased its offer by adding a cash payment of A$0.35 per AurionGold ordinary share. Harmony accepted this revised offer, which had become unconditional as of July 29, 2002. The transaction was completed on August 6, 2002. As a result, Harmony obtained a 1.9% interest in Placer Dome. Placer Dome is a major international gold producer with mining operations in Canada, the United States, Australia, Papua New Guinea, South Africa and Chile.

REGULATION

Mineral Rights

South African law provides for the separate ownership of surface and mineral rights. It is therefore possible for one person to own the surface of a property, another to own rights to precious metals and yet another to own rights to base minerals. Harmony controls mineral rights by way of ownership, mining rights and mining authorizations.

Currently, approximately two-thirds of South Africa’s mineral rights are in private hands. The South African government investigated the structure of mineral ownership in the country, with the view of making access to minerals easier for small and emerging mining companies.

After the election of a democratic government in South Africa in 1994, the issue of mineral rights was reviewed.

On June 26, 2002, the South African parliament passed the Mineral and Petroleum Resources Development Act. The Act will come into force on a date to be fixed by the President in the Government Gazette. The principal objectives set out in the Act are:

•	To recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	To give effect to the principle of the State’s custodianship of the nation’s mineral and petroleum resources;

•	To promote equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa and redress the impact of past discrimination;

•	To substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	To promote economic growth and mineral and petroleum resources development in South Africa;

•	To promote employment and advance the social and economic welfare of all South Africans;

•	To provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	To give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;

•	To follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and

•	To ensure that holders of mining and production rights contribute towards socioeconomic development of the areas in which they are operating.

Under the Act, tenure over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of the date of enactment of the Act and fulfill requirements specified in the Mining Charter.

The latest draft of the Mining Charter was released on October 11, 2002. The principles contained in the Mining Charter relate to the transfer, over a ten-year period, of 26% of South Africa’s mining assets to historically disadvantaged South Africans, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and beneficiation. In addition, the Mining Charter addresses other socioeconomic issues are addressed, such as migrant labor, housing and living conditions.

Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Accordingly, Harmony does not believe that the Act will have a significant impact on these mining and exploration activities because Harmony will be eligible to apply for new licenses over its existing operations, provided that it complies with the Mining Charter. Harmony has begun taking steps to comply with the expected provisions of the Mining Charter, such as promoting value-added production, exploring black empowerment initiatives and increasing worker participation. Harmony is currently evaluating the impact that the Mining Charter may have with regard to its operations and no assurance can be given as to when the Mining Charter will be finalized or what the final form of the Mining Charter will contain. Harmony expects that there will be costs involved in complying with the Mining Charter, which may have an adverse impact on the profits generated by Harmony’s operations in South Africa.

The Act also makes reference to royalties being payable to the state in terms of the Money Bill, which is currently being drafted and is expected to be available for public comment in early 2003. The introduction of the Money Bill as law may have an adverse impact on the profits generated by Harmony’s operations in South Africa. Harmony is currently evaluating the impact that the proposed Money Bill may have with regard to its operations and no assurance can be given as to whether or when the proposed Money Bill will be published for comment or enacted.

The Act (i) limits ministerial discretion, (ii) introduces a first-come first-served principle with respect to the consideration of applications, (iii) introduces a mining advisory board, (iv) provides for compensation for currently held rights, and (v) ensures that current mining right holders that are actively engaged in developing their rights will not have to reapply for their rights. An aggrieved party will have the right of appeal to either the Director General or the Minister and may only take matters to the courts once that party has exhausted his or her remedies in terms of the appeal procedures that are to be set forth.

In Australia, most mineral rights belong to the government, and mining companies must pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights. New Hampton has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australian operations belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. If New Hampton, Hill 50 or Bendigo desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.

Environmental Matters

Pursuant to South African law, mine properties must be rehabilitated upon closure. Mining companies are required by law to submit Environmental Management Program Reports, or EMPRs, to the Department of Minerals and Energy. EMPRs identify the rehabilitation issues for a mine and must also be approved by other South African government departments including, but not restricted to, the Department of Water Affairs and Forestry.

EMPRs have been prepared and submitted for all of Harmony’s South African operations (including the Free Gold Company, which is described below). With the exception of the Kalgold EMPR, these EMPRs have been approved. The Kalgold EMPR is in the process of being approved by the authorities. Harmony does not anticipate any difficulties in obtaining approval for any of this EMPR. All of Harmony’s South African mining operations, including Kalgold (but excluding the Free Gold Company), have permanent mining authorizations. The process of preparing and submitting EMPRs has improved the mutual co-operation and information sharing between Harmony and the relevant government departments. Harmony has met and intends to continue to meet on a regular basis with the relevant government departments to continue the EMPR process and to ensure the environmental impact of Harmony’s mining operations are managed in accordance with applicable regulatory requirements and industry standards.

The Free Gold assets are currently operating in accordance with AngloGold’s approved EMPRs. The Free Gold Company has completed the required revisions to these EMPRs and has submitted them to the authorities for approval. Harmony does not anticipate any difficulties in obtaining approval for these EMPRs. The Free Gold Company mining authorizations are renewed on a six-month basis pending approval of these EMPRs.

In fiscal 2002, water quality became one of the main focus areas of the South African mining industry. All water uses are now being licensed, and Harmony has submitted water-use registrations required by the National Water Act of 1998. Harmony has also developed water management plans for all of its South African operations. In addition, in response to concerns that water from the Western Basin, located at Harmony’s Randfontein operations, might reach the Sterkfontein caves (a nearby World Heritage site), Harmony has initiated a study to evaluate the extent of this risk and has implemented measures to divert the water away from Sterkfontein caves.

Bissett, which does not own mineral rights, operates pursuant to a mining lease and an environmental license. While the license has no term, it may be revoked, temporarily or permanently, should Harmony Canada fail to comply with the terms of the license, which include maintaining the facility. The lease has a term of 21 years, commencing April 1, 1992.

Harmony’s Australian operations must comply with mining lease tenement conditions set by the Department of Minerals and Energy, the Mining Act (1978), the Department of Environmental Protection operating licenses, and water abstraction licenses issued by the Water and Rivers commission for each of its sites. Harmony’s Australian operations must also comply with numerous environmental acts and bills. As a result, Harmony must make provisions for mining rehabilitation whenever mining is commenced at a new site in

Australia. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations.

In Western Australia under the Mining Act (1978), all tenements are covered by environmental performance bonds that cannot be relinquished or completed without the approval of the Australian Department of Mineral Resources. These are re-assessed on an annual basis following the issuing of an annual environmental report and generally are audited by the regional inspector. As areas are successfully rehabilitated and approval is obtained, the bond requirement is reduced, and as greater areas are disturbed the bond requirement increases. Any new aspects of the operation are also assessed and the bond is established prior to approval and subsequent commencement of operations.

Audits are generally conducted on a bi-annual basis by the Australian Department of Environmental Protection to determine compliance with the relevant operating license(s). There are no outstanding major non-compliance issues against New Hampton’s license or Hill 50’s license.

Bendigo operates tenements granted under the Victorian Mineral Resources Development Act (1990), administered by the Department of Natural Resources and Environment. Operations that involve a deliberate discharge to the environment are subject to the Victorian Environment Protection Authority. Conditions attached to approvals include requirements for environmental management, monitoring and protection. While Bendigo has made allowances for the expected costs of complying with these conditions, any future changes and development in Australian environmental laws and regulations may increase these costs.

Each of Harmony’s mines has a person dedicated to environmental matters who, in addition to organizing the implementation of the environmental management programs, monitors the impact of the mine on the environment and responds to impacts that require specific attention outside of the normal program of environmental activities.

The primary environmental focus at most of Harmony’s operations is water management and the administration of areas outside the operating plants and shafts. The major objective is to ensure that water is of a quality fit for use by downstream users.

Based on current environmental and regulatory requirements, Harmony accrues for the estimated rehabilitation expense in full when mining commences and then amortizes these environmental rehabilitation costs over the operating life of a mine. It also makes annual contributions to environmental trust funds created in accordance with South African statutory requirements, to provide for the estimated cost of pollution control and rehabilitation during and at the end of the life of a mine. Estimates of the ultimate rehabilitation liability are subject to change as a result of future changes in regulations or cost estimates.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, Harmony has estimated that the total cost for Harmony in current monetary terms to rehabilitate its mine properties will be approximately Rand 1,085 million ($124.1 million). This figure includes estimates for rehabilitation costs at Elandskraal, New Hampton and Hill 50, as well as Harmony’s proportionate interest of rehabilitation costs at the Free Gold assets. There can be no assurance, however, that this estimate reflects or approximates actual costs to be incurred.

Harmony intends to fund its ultimate rehabilitation costs from the money invested in the environmental trust funds, as well as the proceeds from the sale of assets and gold from plant clean-up at the time of mine closure. The requirements imposed upon mining companies to ensure environmental restitution, however, are currently under review and it is possible that this will result in additional costs and liabilities in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines.

Health and Safety Matters

The Mine Health and Safety Act. For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and subsequently the Minerals Act of 1991. Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act. The Mine Health and Safety Act was the result of intensive discussions and consultations between government, employers and employee representatives over an extended period of time, and came into force on January 15, 1997. The objectives of the Mine Health and Safety Act are:

•	to protect the health and safety of persons at mines;

•	to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	to give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;

•	to provide for effective monitoring of health and safety conditions at mines;

•	to provide for enforcement of health and safety measures at mines;

•	to provide for investigations and inquiries to improve health and safety at mines; and

•	to promote

–	a culture of health and safety in the mining industry;

–	training in health and safety in the mining industry; and

–	co-operation and consultation on health and safety between the State, employers, employees and their representatives.

The Mine Health and Safety Act prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives, and through the establishment of health and safety committees. It also entrenches the right of employees to refuse dangerous work. Finally, it describes the powers and functions of a mine health and safety inspectorate and the process of enforcement.

It is anticipated that mining companies will incur additional expenditures in order to comply with the legislation’s requirements. Management anticipates that such additional expenditures will not have a material adverse effect upon Harmony’s results of operations or financial condition, although there can be no assurance of this.

HIV/AIDS Policy. Harmony currently estimates that the HIV/AIDS infection rate among Harmony’s South African workforce is approximately 28%, a figure which Harmony believes is consistent with the overall infection rate in South Africa. See “Item 3. Key Information—Risk Factors—AIDS poses risks to Harmony in terms of productivity and costs.” Harmony is actively pursuing AIDS awareness campaigns with its South African workforce and is also providing medical assistance and separation packages for employees who decide to leave their place of work and return home for care. Harmony currently believes that the prevalence of AIDS-related diseases among its Australian workforce is not material to its Australian operations.

On September 19, 2002, Harmony entered into an agreement with the NUM, the South African Equity Workers Association and the United Association of South Africa in which Harmony and these labor unions agreed to implement initiatives aimed at reducing the spread of HIV infection among Harmony’s South African workforce and the surrounding communities, providing for the treatment and care of employees who are HIV-positive or suffering from AIDS-related diseases, and ensuring that the rights of employees living with HIV/AIDS are upheld in compliance with existing legislation. In connection with this agreement, Harmony is implementing the “Harmony Declares War Against HIV/AIDS” initiative, a comprehensive strategy to address HIV/AIDS at its South African operations and in surrounding communities. This initiative will include education programs to promote healthy living and provide information about HIV/AIDS, sexually transmitted infections and pulmonary tuberculosis. Harmony expects to also provide voluntary testing, counseling, psychotherapy and other support, as well as health care for affected and infected employees, including wellness clinics and treatment at company hospitals and medical stations. As has been its policy prior to the agreement, Harmony will not perform pre-employment HIV/AIDS testing or require testing for its employees, and will maintain the confidentiality of all employees’ or prospective employees’ medical information.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, and the pro forma condensed income statement, including the related notes, appearing elsewhere in this annual report.

OVERVIEW

Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, extraction, processing, smelting and refining. Harmony is the third largest gold producer in South Africa and one of the largest gold producers in the world.

Harmony’s operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. Harmony’s gold sales have increased from 650,312 ounces of gold in fiscal 1995 to 2,388,458 ounces of gold in fiscal 2002. These figures include sales from Elandskraal and New Hampton (each of which was acquired in fiscal 2001) and three months of sales from Hill 50 (which was acquired in fiscal 2002), but exclude sales from the Free Gold Company (in which Harmony acquired a 50% interest in fiscal 2002).

On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines from AngloGold for approximately Rand 1 billion. Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. The operating results of the Elandskraal mines for the months of February and March 2001, which amounted to a loss of $1.4 million, were treated as pre-acquisition costs. Elandskraal sold 476,059 ounces of gold in fiscal 2002, which were included in Harmony’s gold sales for fiscal 2002. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Elandskraal Operations.”

On November 21, 2001, Harmony and ARMGold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMGold each has a 50% interest) for Rand 2,200 million ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. Rand 1,800 million ($169.2 million at an exchange rate of R10.64 per $1.00) of the purchase price, plus accrued interest, was paid by the Free Gold Company in April 2002 following the fulfillment of all conditions precedent and Rand 400 million ($37.5 million at an exchange rate of R10.64 per $1.00) is payable by the Free Gold Company under an interest-free loan on January 1, 2005. The additional amount relating to taxes is payable by the Free Gold Company as and when the tax liability becomes payable by AngloGold. The Free Gold Company has estimated that this tax liability will be approximately Rand 632 million ($59.4 million at an exchange rate of R10.64 per $1.00) and will be payable in March 2003. The Free Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled). See “Item 4. Information on the Company—Business—History and “Item 4. Information on the Company—Business—Harmony’s Mining Operations.” During Harmony’s fiscal 2002, sales from the Free Gold assets amounted to 1,143,243 ounces of gold and Harmony’s interest in two months of these sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces. Because Harmony equity accounts for its 50% interest in the Free Gold Company, sales from the Free Gold assets are not included in Harmony’s sales figures in this annual report. For more information on Harmony’s consolidation policy, see note 2(b) to the consolidated financial statements.

For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2,213 million ($208.0 million at an exchange rate of R10.64 per $1.00). This figure is the sum of the cash payment of Rand 1,800 million ($169.2 million at an exchange rate of R10.64 per $1.00), the fair value of the interest-free loan of Rand 270 million ($25.4 million at an exchange rate of R10.64 per $1.00) and the estimated tax payable to AngloGold of Rand 632 ($59.4 million at an exchange rate of R10.64 per $1.00), offset by the cash flows of Rand 489 million ($46.0 million at an exchange rate of R10.64 per $1.00) generated by the Free Gold assets during the period from January 1, 2002 until the completion of the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled).

Harmony conducts Australian operations through two recently acquired Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002. Harmony closed its offer for all of the outstanding shares of New Hampton on July 12, 2001, and subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. The total cash bid valued New Hampton at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or $28.5 million at an exchange rate of R8.00 per $1.00). Harmony closed its offer for all of the outstanding shares and listed options of Hill 50 on May 3, 2002 and subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. The total cash bid valued Hill 50 at approximately A$233 million (R1,419 million at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. With effect from April 1, 2002, Harmony reports the New Hampton and Hill 50 operating results together within an “Australian Operations” segment. See “Item 4. Information on the Company—Business—History” and “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Australian Operations.” New Hampton sold 191,521 ounces of gold in fiscal 2002, which were included in Harmony’s gold sales for fiscal 2002, and Hill 50 sold 275,185 ounces of gold in fiscal 2002, three months of which, or 61,472 ounces, were included in Harmony’s gold sales for fiscal 2002. On a pro forma basis, the combined gold sales of Harmony (including Elandskraal, New Hampton and Hill 50, but excluding the Free Gold Company) would have been 2,602,171 ounces for fiscal 2002.

On December 14, 2001, Harmony acquired 294 million ordinary shares of Bendigo, a single project Australian gold mining development company, for a total purchase price of approximately A$50 million (R292 million at an exchange rate of R5.84 per A$1.00, or $22.8 million at an exchange rate of R12.80 per $1.00). As of June 30, 2002, Harmony held a stake of approximately 31.8% in Bendigo.

On May 31, 2002, Harmony acquired ordinary shares representing approximately 25% of the outstanding share capital of Highland Gold for a purchase price of $18.9 million. On June 28, 2002, Highland Gold issued 750,000 additional shares to Harmony for a purchase price of £7,500 ($11,925 at an exchange rate of $1.59 per £1.00), which increased Harmony’s aggregate interest to approximately 32.5% of Highland Gold’s outstanding share capital. Highland Gold is a privately held company organized under the laws of Jersey, Channel Islands. Highland Gold holds Russian gold mining assets and mineral rights, including an operating mine and development projects.

On November 22, 2002 Harmony purchased approximately 21.0% of the outstanding share capital of High River for a total purchase price of $14.5 million. High River is a company organized under the laws of Ontario, Canada that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa, including an interest in two operating mines in Russia, an agreement to acquire ownership of a development project in Russia, an ownership interest in an operating mine in Canada and an ownership interest in a development project in Burkina Faso.

Harmony’s strategy for growth has generally been to acquire existing underperforming mines and turn them into profitable business units by introducing low-cost mining methods. See “Item 4. Information on the Company—Business—Strategy.” Harmony generally targets producing mines that offer turnaround opportunities, with the aim of improving the overall quality and volume of their production profiles. Harmony intends to continue expanding through acquisitions both in South Africa and internationally, in addition to pursuing organic growth by investing in greenfield and brownfield developments made relatively more attractive by the recent increase in gold prices. See “Item 4. Information on the Company—Business—Strategy.”

Because Harmony has acquired a large number of significant gold mining operations since 1996, its financial results for each of the years since 1996 may not be directly comparable.

CRITICAL ACCOUNTING POLICIES

In response to the Securities and Exchange Commission’s, or the SEC’s, Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” Harmony has identified the most critical accounting policies upon which its financial status depends. Some of Harmony’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on Harmony’s historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

Harmony’s significant accounting policies are described in more detail in note 2 to the consolidated financial statements and in relevant sections of this annual report. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. Harmony’s management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Harmony’s management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact Harmony’s financial results and future financial performance.

Amortization of mining assets. Amortization charges are calculated using the units of production method and are based on Harmony’s current gold production as a percentage of total expected gold production over the lives of Harmony’s mines. The lives of the mines are estimated by Harmony’s geology department using interpretations of mineral reserves, as determined in accordance with the SEC’s industry guide number 7. The estimate of the total expected future lives of Harmony’s mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Harmony’s mineral reserves, such as the gold price, foreign currency exchange rates and working costs. Any change in management’s estimate of the total expected future lives of Harmony’s mines would impact the amortization charge recorded in the consolidated financial statements. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.”

Valuation of long-lived assets. Management regularly reviews the carrying value of Harmony’s long-lived mining assets to determine whether their carrying values, as recorded in the consolidated financial statements, are appropriate. These reviews, which are carried out on an annual basis and whenever events or changes in circumstances indicate that the carrying values may not be recoverable, are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets. For more information regarding the circumstances under which Harmony records an impairment in the carrying value of long-lived assets, see “Item 5. Operating and Financial Review and Prospects—Impairment of Assets.”

Hedging and financial derivatives .. Harmony accounts for its derivative financial instruments in accordance with FAS 133. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—General.” The determination of the fair value of hedging instruments and financial derivatives, when marked to market, takes into account estimates such as projected commodity prices, interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives. These estimates may differ materially from actual commodity prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in Harmony’s earnings at the maturity dates of the hedging and financial derivatives.

Environmental rehabilitation costs. Harmony makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations, with provisions made over the expected lives of Harmony’s mines. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may differ materially from the costs that will actually be incurred to rehabilitate Harmony’s mine sites in the future. In particular, changes and development in environmental regulation and regulatory requirements may increase the costs of environmental rehabilitation. If management determines that an insufficient rehabilitation provision has been created, earnings will be adjusted as appropriate in the period that the determination is made. For more information regarding the environmental regulations applicable to Harmony’s operations, see “Item 3. Key Information—Risk Factors—Harmony’s operations are subject to extensive government regulations,” “Item 3. Key Information—Risk Factors—Harmony is subject to extensive environmental regulations” and “Item 3. Key Information—Business—Regulatory and Environmental Matters—Environmental Matters.”

Employee benefits. Management’s determination of Harmony’s obligation and expense for pension and provident funds, as well as post retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate the relevant amounts. These assumptions are described in note 23 to the consolidated financial statements and include, among others, the expected long-term rate of return of plan assets, the expected South African mortality rates and no increase in employer contributions. Actual results that differ from management’s assumptions are accumulated and charged over future periods, which will generally affect Harmony’s recognized expense and recorded obligation in future periods. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Harmony’s pension and other post retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

Stock-based compensation. Effective July 1, 2001 Harmony adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or FAS 123, for all stock option grants subsequent to that date. FAS 123 requires that Harmony determine the fair value of a stock option as of the date of the grant, which is then amortized as stock-based compensation expense in the income statement over the vesting period of the option grant. Harmony has determined the fair value of its fiscal 2002 option grants using the binomial model, which requires that Harmony make assumptions regarding the estimated life of the option, share price volatility and Harmony’s expected dividend yield. While Harmony’s management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of stock-based compensation expense in the consolidated income statement.

Revenues

Substantially all of Harmony’s revenues are derived from the sale of gold. As a result, Harmony’s operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Harmony does not have control. See “Item 3. Key Information—Risk Factors—The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.”

As a general rule, Harmony sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives that establish a price in advance for the sale of its future gold production. As required by financing agreements which Harmony entered into in connection with the financing of the acquisition of the Bissett mine in Canada, Harmony hedged a certain amount of Bissett’s production. These hedges were closed out or had expired by May 31, 2001. In February 2001, as required by the commitment for financing of the syndicated loan facility that Harmony entered into in connection with the acquisitions of New Hampton and the Elandskraal mines, Harmony protected some of its production from downward movements in the gold price by entering into put options relating to the delivery of 1 million ounces of Harmony’s 2001 and 2002 production. The put options covered 83,333 ounces per month for 12 months, commencing on March 29, 2001, at a price of Rand 64,000 per kilogram (Rand 1,990 per ounce). Harmony paid Rand 29 million to secure these put options. Harmony closed out these put options during July 2001 and received Rand 3 million. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.

In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (which include New Hampton and Hill 50). All of these hedge positions are now commodity sales agreements, under which Harmony must deliver a specified quantity of gold at a future date in exchange for an agreed-upon price. For accounting purposes, these commodity sales agreements qualify for the normal purchase, normal sales exception, which exempts them from the provisions of FAS 133. These commodity sales agreements covered, as of September 30, 2002, approximately 1,689,705 ounces over a seven-year period at an average strike price of A$532 per ounce ($287 at an exchange rate of $0.54 per A$1.00). Harmony intends to reduce the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements.

The cost to Harmony of closing out Randfontein hedge positions in fiscal 2002 was approximately $22 million (before taxes). There was no cost to Harmony involved in closing New Hampton hedge positions in fiscal 2002. There was also no cost to Harmony involved in closing out Randfontein or New Hampton hedge positions in fiscal 2001. In fiscal 2000, the cost of closing out Randfontein hedge positions was approximately $10 million.

In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of $192 million at an average exchange rate of Rand 11.20 per U.S. dollar. As of December 13, 2002, $15 million was remaining under these contracts at an average exchange rate of Rand 11.31 per U.S. dollar. This measure, however, is not expected to fully protect Harmony from sustained fluctuations in the value of the Rand relative to the U.S. dollar since it covers only a limited amount, it expires on December 31, 2002 and Harmony does not expect to renew or repeat it. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity.”

Significant changes in the price of gold over a sustained period of time may lead Harmony to increase or decrease its production in the near-term.

Harmony’s realized gold price

The average gold price in U.S. dollars received by Harmony generally declined from fiscal 1999 through the quarter ended December 31, 2001, but increased during the six months ended June 30, 2002. In fiscal 2002, the average gold price in U.S. dollars received by Harmony was $283 per ounce. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control. See “Item 3. Key Information—Risk Factors—The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.”

The following table sets out the average, the high and the low London Bullion Market price of gold and Harmony’s average U.S. dollar sales price during the past three fiscal years:

	Fiscal year ended June 30,

	2002	2001	2000

		($/oz)
Average	289	266	280
High	327	291	319
Low	265	256	269
Harmony’s average sales price[1]	283	276	290

[1]	Harmony’s average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.

Costs

Harmony’s cash costs and expenses typically make up over 80% of its total costs. The remainder of Harmony’s total costs consists primarily of exploration and new business costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Harmony’s cash costs consist primarily of production costs. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of Harmony’s production costs. Harmony has reduced its overall cash costs from approximately $305 per ounce in fiscal 1998 to approximately $196 per ounce in fiscal 2002.

Harmony’s costs are very sensitive to the Rand-U.S. dollar exchange rate. The South African Rand depreciated significantly against the U.S. dollar in fiscal 2002. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” Depreciation of the Rand against the U.S. dollar decreases working costs at Harmony’s South African operations when those costs are translated into U.S. dollars. See “Item 3. Key Information—Risk Factors—Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”

Harmony’s total cash costs also reflect movement in deferred stripping ratios for open pit mines. Harmony defers the cost of stripping when the actual stripping ratio exceeds the expected average stripping ratio over the life of mine. The actual stripping ratio is calculated as the ratio of overburden tons (tons that need to be removed to access ore) to tons of ore mined for the period. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is equal to or less than the expected average stripping ratio over the life of the mine. Expected average stripping ratios over the lives of mines are recalculated annually in light of additional knowledge and changes in estimates, including changes to the expected lives of mines. Each ratio is calculated as the ratio of (i) the total overburden tons deferred at the calculation date and future anticipated overburden tons to (ii) the anticipated future ore to be mined. Changes in Harmony’s ore reserve statement and mine plan, which will include changes in future ore and overburden tons, will result in changes to the expected average stripping ratio over the life of the mine, which will impact the amounts deferred or charged. See “Item 3. Key Information—Risk Factors—Harmony’s gold reserve figures are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold, and may yield less gold under actual production conditions than Harmony currently estimates.” If the expected average stripping ratio over the life of a mine is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount will be charged. The opposite is true when the expected average stripping ratio over the life of a mine is revised downwards. These changes would impact on earnings accordingly.

Harmony intends that its deferred stripping calculation should achieve a match between the cost of mining overburden tons to the tons of ore expected to be accessed by removing overburden, by applying the expected average stripping ratio over the life of a mine. Consequently, any changes made to the deferred stripping ratio will have an impact on total cash costs.

While recognizing the importance of reducing cash costs, Harmony’s chief focus is on controlling and, where possible, reducing total costs, including overhead costs. Harmony aims to control total unit costs per ounce produced by maintaining its low total cost structure at its existing operations and implementing this low-cost structure at the new mining operations it acquires. Harmony has been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. See “Item 4. Information on the Company—Business—Strategy.” Harmony has reduced its costs by flattening the management structure at its operating units by removing excess layers of management. Harmony’s ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control. The acquisition of higher grade reserves and the effect of the implementation of the ore reserve management system have increased the underground recovery grade from Harmony’s South African operations (excluding the Free Gold Company) from 0.123 ounces per ton in fiscal 1998 to 0.187 ounces per ton in fiscal 2002.

Exchange Rates

Harmony’s revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate. Currently, the majority of Harmony’s earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in U.S. dollars, however, most of Harmony’s revenues are received in U.S. dollars. The average gold price received by Harmony during fiscal 2002 increased $7 per ounce to $283 per ounce from $276 per ounce during fiscal 2001.

Appreciation of the Rand against the U.S. dollar increases working costs at Harmony’s South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from Harmony’s South African operations. Accordingly, weakness in the Rand generally results in improved Rand earnings for Harmony.

The exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The South African Rand depreciated significantly against the U.S. dollar in calendar 2001 and during the first quarter of calendar 2002. The Rand appreciated significantly against the U.S. dollar during the period from April 1, 2002 through December 13, 2002. The conversion rate for balance sheet items as at June 30, 2002 is Rand 10.39 per $1.00, except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 8.04 per $1.00 for balance sheet items as at June 30, 2001, reflecting a depreciation of 29% of the Rand against the U.S. dollar when compared with June 30, 2001. Income statement items were converted at the average exchange rate for the period (Rand 10.20 per $1.00), reflecting a depreciation of 34% of the Rand against the U.S. dollar when compared with June 2001. This depreciation of the Rand against the U.S. dollar caused a significant reduction in Harmony’s working costs translated into U.S. dollars, which served to increase operating margins and net income reflected in Harmony’s consolidated income statement for fiscal 2002. Appreciation of the Rand against the U.S. dollar would cause an increase in Harmony’s costs in U.S. dollar terms. See “Item 3. Key Information—Risk Factors—Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”

Inflation

Harmony’s operations have not been materially impacted by inflation in recent years. However, it is possible that a period of significant inflation in South Africa could adversely affect Harmony’s results and financial condition. Because Harmony’s costs are primarily in Rand and Harmony generally sells its gold in U.S. dollars, movements in the Rand-U.S. dollar exchange rate may influence the impact of inflation on Harmony’s profits. To the extent the Rand depreciates against the U.S. dollar, this depreciation may offset the impact of inflation.

South African Economic and Political Environment

Harmony is a South African company and the majority of its operations are in South Africa. As a result, Harmony is subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See “Item 3. Key Information—Risk Factors—Political or economic instability in South Africa or regionally may have an adverse effect on Harmony’s operations and profits.”

South African companies are subject to significant exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to significant restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. As a result, Harmony has historically financed its offshore acquisitions with offshore long-term debt. See “Item 10. Additional Information—Exchange Controls.”

Impairment of Assets

Harmony’s management reviews the recoverability of Harmony’s long-lived assets, including development costs, on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Testing for impairment involves a two-step process in which the undiscounted future cash flows expected to be generated from future use of a long-lived asset is first compared to the carrying value of that asset. If the carrying value exceeds those undiscounted future cash flows, the asset is determined to be impaired. The fair value of the asset is then determined by reference to the discounted future cash flows using a discount rate that reflects the specific risk related to the asset. Harmony then records, as an impairment charge, the difference between the carrying value and fair value of the asset.

RESULTS OF OPERATIONS

Years ended June 30, 2002 and 2001

Revenues

Revenue increased $89.6 million, or 14.8%, from $607.2 million in fiscal 2001 to $696.8 million in fiscal 2002. This increase was attributable primarily to the higher average sales price of gold received by Harmony, the inclusion of Elandskraal and New Hampton for the full fiscal year and the inclusion of Hill 50 for three months.

Harmony’s gold sales increased 248,415 ounces, or 11.6%, from 2,140,043 ounces in fiscal 2001 to 2,388,458 ounces in fiscal 2002. This increase was attributable primarily to the inclusion of Elandskraal (476,059 ounces in fiscal 2002, compared with 122,880 ounces in fiscal 2001) and New Hampton (191,521 ounces in fiscal 2002, compared with 55,653 ounces in fiscal 2001) in the results for the full fiscal year and the inclusion of Hill 50 (61,472 ounces) in the results for three months in fiscal 2002. This increase in sales was partially offset by reduced sales from Randfontein due to the closure of shaft 4 and reduced sales from the Free State operations due to the closure of Harmony 4 and Virginia 2 shafts and the suspension of mining at the Brand 2 shaft. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Randfontein Operations” and “Business —Harmony’s Mining Operations—Free State Operations.” Harmony’s average sales price of gold per ounce was $283 in fiscal 2002, as compared with $276 in fiscal 2001, which was due primarily to higher market prices for gold.

Interest and dividend income increased by 6.5 million, or 110.2%, from $5.9 million in fiscal 2001 to $12.4 million in fiscal 2002. In fiscal 2002 Harmony earned interest on higher cash balances as a result of increased cash flow and received $1.6 million in dividends from AurionGold.

Other income decreased by $1.5 million, or 14.0%, from $10.7 million in fiscal 2001 to $9.2 million in fiscal 2002. The decrease was primarily due to decreased profits from the sale of surplus assets such as vehicles, mining equipment, buildings and farmland at Harmony’s South African operations.

Costs

The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2001 and fiscal 2002:

	Year ended June 30, 2002[1]		Year ended June 30, 2001[2]		% decrease in cash costs

	(oz)	($/oz)	(oz)	($/oz)
Elandskraal	476,059	196	122,880	209	6
Randfontein	561,638	177	723,421	220	20
Free State	611,944	216	686,223	264	18
Evander	415,382	171	458,212	199	14
Bissett[3]	8,263	109	44,303	330	67
Kalgold	62,179	205	49,351	260	21
New Hampton	191,521	242	55,653	319	24
Hill 50	61,472	213	—	—	—

Total	2,388,458		2,140,043

Weighted average		196		234	16

[1]	Includes three months of production from Hill 50.

[2]	Includes three months of production at Elandskraal and New Hampton.

[3]	Represents production from clean-up of the plant and mill during the transition to care and maintenance.

During Harmony’s fiscal 2002, sales from the Free Gold assets amounted to 1,143,243 ounces of gold at an average cost of $175 per ounce. Harmony’s interest in two months of these sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces at an average cash cost of $130 per ounce. Because Harmony equity accounts for its 50% interest in the Free Gold Company, the Free Gold Company’s sales are not included in Harmony’s sales figures in this annual report and the average cash cost of the Free Gold Company’s sales is not used in calculating Harmony’s overall average cash costs in this annual report.

Harmony’s weighted average cash costs decreased by $38 per ounce from $234 in fiscal 2001 to $196 per ounce in fiscal 2002. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The decrease in cash costs expressed in U.S. dollars per ounce in fiscal 2002 was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2002, due primarily to the inclusion of relatively higher-cost production from the Elandskraal and New Hampton operations, the reduction of relatively lower-cost surface operations at Randfontein and increases in the costs of labor and supplies at Harmony’s South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

The substantial decrease in cash costs at Bissett was due primarily to low cost production resulting from clean-up of the plant and mill during the transition to the care and maintenance program in the quarter ended September 30, 2001. An improvement in recovered grade helped to control cash costs per ounce at Kalgold.

Harmony’s cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony’s total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine. See “Item 5. Operating and Financial Review and Prospects—Costs.”

Harmony has calculated cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in November 1999. Cash costs, as defined in the Gold Institute standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the Australian operations, the Australian dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of a company’s profitability and efficiency, (2) the trends in costs as the company’s operations mature, (3) a measure of a company’s gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

Depreciation and amortization

Depreciation and amortization charges decreased $1.3 million, or 3.8%, from $31.4 million in fiscal 2001 to $30.2 million in fiscal 2002. This decrease was attributable to the benefit of the depreciation of the Rand against the U.S. dollar, which more than offset depreciation charges incurred at the recently-acquired Elandskraal, New Hampton and Hill 50 operations.

Employment termination costs

Employment termination costs increased $4.1 million, or 87%, from $4.7 million in fiscal 2001 to $8.8 million in fiscal 2002. This increase was due primarily to continued restructuring at the Elandskraal operations, the closure of the Free State’s Harmony 4 and Virginia 2 shafts, the suspension of mining at the Free State’s Brand 2 shaft, the finalization of terminations at Randfontein’s shaft 4 following its closure in the quarter ended June 30, 2001 and the combination of the New Hampton and Hill 50 corporate offices in Perth.

Provision/(reversal of provision) for rehabilitation costs

Harmony provided $15.2 million for rehabilitation costs in fiscal 2002. Harmony reversed a total of $6.8 million in prior provisions for rehabilitation costs in fiscal 2001, primarily due to a revision of the estimates associated with the rehabilitation of Harmony’s mines. The increased rehabilitation expense in fiscal 2002 was largely due to a reassessment of the Big Bell life of mine, which was reduced significantly, and the inclusion of rehabilitation expenditure from Hill 50. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Big Bell Operations.”

Corporate expenditure, exploration expenditure and marketing and new business expenditure.

Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $12.4 million, or 111.7%, from $11.1 million in fiscal 2001 to $23.5 million in fiscal 2002. This increase was due primarily to increased corporate expenditures following Harmony’s acquisitions of New Hampton, Elandskraal and Hill 50 and the Free Gold Company’s acquisition of the Free Gold assets, costs related to investigating and pursuing new business opportunities and increased expenditures to investigate and develop opportunities to produce value-added products, such as jewelry and other products made of fabricated gold. In fiscal 2002 Harmony also increased exploration expenditure in connection with the Kalplats feasibility study and international exploration projects. See “Item 4. Information on the Company—Business—Exploration.”

Gain on financial instruments

The gain on financial instruments in fiscal 2002 was $8.9 million, as compared with a gain of $7.6 million in fiscal 2001. The gain in fiscal 2002 related primarily to positive movement in the mark-to-market of derivative instruments held by Hill 50, resulting from downward movement in the gold price since the Hill 50 acquisition in March 2002. The gain in fiscal 2001 related primarily to the change in the mark-to-market of derivative instruments held by Randfontein and New Hampton.

(Profit)/loss on sale of other assets and listed investments

Harmony recorded a profit of $4.5 million on the sale of other assets and listed investments in fiscal 2002, as compared with a loss of $1.4 million on the sale of other assets and listed investments in fiscal 2001. The profit in fiscal 2002 was the result of the resale of the ARMGold shares that Harmony acquired in the initial public offering of ARMGold in May

2002. The loss in fiscal 2001 related primarily to the sale of the Western Areas Limited shares held by Harmony at June 30, 2000.

Stock-based compensation.

Harmony adopted FAS 123 on July 1, 2002. FAS 123 requires that all stock options granted subsequent to that date be fair valued, and that the fair value be recognized as stock-based compensation expense over the options vesting period. Harmony recognized $9.4 million as stock-based compensation expense in fiscal 2002. The amount consisted of $2.0 million related to the amortization of the fair value of the 2002 option grants and $7.4 million for options granted in fiscal 2001. The options granted in fiscal 2001 are subject to variable accounting until their date of exercise since their exercise price is not known at the date of grant because they are exercisable with a recourse note. Harmony recorded no stock-based compensation in fiscal 2001.

Equity income of joint venture

Equity income of joint venture was $13.2 million in fiscal 2002, representing Harmony’s interest in the Free Gold Company’s results with effect from May 1, 2002. Harmony recorded no income or loss from joint ventures in fiscal 2001.

Equity loss of associate companies

Equity loss of associate companies was $0.5 million in fiscal 2002. The loss of associate companies reflected Harmony’s proportionate share of the costs of $1.42 million that Bendigo incurred to develop infrastructure required to access ore below the town of Bendigo. The equity loss associated with these development costs was offset by profit of $0.94 million recorded by Hill 50 in the month of March 2002, during which Harmony equity accounted for Hill 50. Harmony recorded no income or loss from associate companies in fiscal 2001.

Impairment of assets

In fiscal 2002, Harmony reduced the grade estimates for future production at New Hampton’s Big Bell underground operations due to disappointing results from the lower levels of this mine, as a result of lower than expected grade. The write-down in fiscal 2002 of $44.3 reflected the impairment of the carrying value of these Big Bell assets. In fiscal 2001, Harmony decided to place the Bissett mine on a care and maintenance program due to the mining operations being uneconomical at current gold prices, and to close certain Randfontein, Evander and Free State shafts. The write-down in fiscal 2001 of $28.6 million primarily reflected the excess of the book value of Bissett’s long-term and other assets over the estimated salvage value of these assets of $19.6 million and the impairment of the carrying value of certain Free State and Randfontein shafts of $5.6 million.

Interest paid

Harmony paid $19.1 million in interest during fiscal 2002 compared to $15 million during fiscal 2001. This increase was due primarily to an increased amount of interest-

bearing debt outstanding for the period, in particular, Harmony’s Rand-denominated senior unsecured fixed rate bonds issued on June 24, 2001.

Provision/(reversal of provision) for former employees post-retirement benefits

Harmony provides for amounts due under its former employees post-retirement benefits. In fiscal 2002, based on updated actuarial valuations, Harmony provided $0.04 million for these benefits. In fiscal 2001, Harmony reversed a $2.2 million provision after reaching an agreement with certain retirees under which these retirees were transferred to the Minemed medical scheme and no subsidies would be payable by Harmony on behalf of these retirees.

Income and mining taxes

South Africa. Harmony pays taxes on mining income and non-mining income. The amount of Harmony’s South African mining income tax is calculated on the basis of a formula that takes into account Harmony’s total revenue and profits from, and capital expenditures for, mining operations in South Africa. Five percent of total mining revenue is exempt from taxation in South Africa. The amount of revenue subject to taxation is calculated by subtracting capital expenditures from operating profit. The amount by which the adjusted profit figure exceeds 5% of revenue constitutes taxable mining income. Harmony and its subsidiaries each make their own calculation of taxable income.

The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of 2002 and 2001, the tax rates for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. In 1993, Harmony elected to pay the STC tax. All of Harmony’s South African subsidiaries, however, elected the STC exemption. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.

Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Harmony’s Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. With effect from July 1, 1998, mining operations (other than operations on freehold land) are also subject to a 2.5% gold royalty because the mineral rights are owned by the state. All gold production from the Big Bell and Mt. Magnet operations is subject to this royalty. Most of the production from the South Kalgoorlie operations is from freehold land and is, accordingly, exempt from this royalty.

With effect from July 1, 2001, the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for depreciation attributable to assets and certain other capital expenditures. In addition, under current Australian tax law, certain grouping concessions are available to companies in the same ultimate control group. These concessions include the ability to group losses and obtain capital gains tax roll-over relief from the transfer of assets among two or more entities if the entities are engaged in the same business or if the entities are wholly-owned by the same entity. Harmony’s subsidiaries in Australia accordingly qualify to transfer losses from one entity to another in the event that a loss is made in one entity and a profit is generated in another.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of Harmony’s Australian subsidiaries that are paid to Harmony. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company’s parent company). Where dividends are fully taxable, an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.

Effective tax rate. The table below indicates Harmony’s effective tax rate, which represents the current tax rate due pursuant to the statutory formula and the amount of deferred tax, for fiscal 2002 and fiscal 2001. Harmony bases its estimate of effective tax rates on the application of statutory tax formulas to historic operating results. Current tax due includes mining and non-mining tax calculated by applying the statutory formula to the actual results of operations for the relevant period. Deferred tax is provided at the estimated future effective mining tax rate.

	Fiscal year ended June 30,

Income and mining tax	2002	2001

Effective tax rate expense	13.9%	49.1%

The effective tax rate for fiscal 2002 was lower than the estimated statutory tax rate of 20.5% for Harmony and its subsidiaries as a whole. A primary factor in the lower tax effective rate was the fact that the equity income from the Free Gold Company is excluded from the calculation of Harmony’s taxable income. In addition, the effective tax rate for fiscal 2002 was lowered by Harmony’s release of valuation allowances against deferred tax assets at Kalgold, which, in light of the higher prevailing market price for gold and the resulting increase in profitability, are now deemed more likely than not to be recovered. The effective tax rate for fiscal 2001 was higher then then-estimated statutory tax rate of 20.5% for Harmony and its subsidiaries as a whole due to valuation allowances being raised against tax losses of Bissett and New Hampton.

Minority interests

Minority interests were $1.6 million in fiscal 2002, as compared with $0.3 million in fiscal 2001. The minority interests in fiscal 2002 and fiscal 2001 reflected the 10%

participation interest in the Elandskraal Venture that Open Solutions acquired with effect from April 31, 2001. With effect from April 1, 2002, Open Solutions sold this interest back to Harmony. See “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Elandskraal Operations.”

Income before cumulative effect of change in accounting principle

As a result of the factors discussed above, income before cumulative effect of change in accounting principle was $87.7 million in fiscal 2002, as compared with 14.8 million in fiscal 2001. This increase was primarily attributable to higher market prices for gold, as a result of which Harmony received a higher average price per ounce of gold (which increased revenue), and the depreciation of the Rand against the U.S. dollar (which reduced costs when translated into U.S. dollars). See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” The inclusion of Elandskraal and New Hampton for a full year, and Hill 50 for three months, as well as the equity income from Harmony’s interest in the Free Gold Company, also contributed to the increase in income before cumulative effect of change in accounting principle.

Cumulative effect of change in accounting principle for derivatives and hedging activities (FAS 133), net of tax

Statement of Financial Accounting Standard 133, Accounting for Derivative Instruments and Hedging Activities, has been issued and was adopted by Harmony with effect from July 1, 2000. This standard establishes accounting and reporting standards for derivative instruments and for hedging activities.

Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production, were recognized in revenue when the planned production was delivered. Derivatives that were not designated for future production were accounted for on a mark-to-market basis and the associated gains or losses were recognized in the results.

With Harmony’s adoption of FAS 133 with effect from July 1, 2000, none of Harmony’s derivatives at that date qualified for hedge accounting as they did not meet the new hedging requirements of FAS 133 and were thus marked to market, resulting in a cumulative effect of change in accounting principles write-off of $5.8 million, net of tax, in fiscal 2001. The cumulative effect adjustment was required to record on the balance sheet the fair value of derivative instruments that previously qualified for off-balance sheet hedge accounting. As at June 30, 2001, none of the derivatives held by Harmony qualified for hedge accounting and have thus been marked to market accordingly and the associated gains and losses were recognized in results in fiscal 2001. No cumulative effect adjustment was recorded in fiscal 2002.

Years ended June 30, 2001 and 2000

Revenues

From fiscal 2000 to fiscal 2001, revenue increased $116.5 million, or 23.7%, from $490.7 million to $607.2 million. The increase in Harmony’s revenue was attributable to the inclusion of Elandskraal and New Hampton in the results for three months in fiscal 2001 and the inclusion of Kalgold and Randfontein for a full year in fiscal 2001. Harmony’s gold sales increased 514,118 ounces, or 31.6%, from 1,625,925 ounces in fiscal 2000 to 2,140,043 ounces in fiscal 2001. Harmony’s average sales price of gold per ounce was $276 in fiscal 2001, as compared with $290 in fiscal 2000, which was due primarily to the declining market price for gold.

Interest and dividend income decreased by 41.1% from $10 million in fiscal 2000 to $5.9 million in fiscal 2001. The decrease was due to the one-time dividend Harmony received from its interest in Western Areas Limited of $5.4 million in fiscal 2000.

Other income increased by $2.2 million from $8.5 million in fiscal 2000 to $10.7 million in fiscal 2001. The increase was primarily due to an increase in profit from the sale of houses in Evander.

Costs

The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2000 and fiscal 2001:

	Year ended June 30, 2001[1]		Year ended June 30, 2000[2]		% (decrease) increase in cash costs

	(oz)	($/oz)	(oz)	($/oz)
Elandskraal	122,880	209	—	—	—
Randfontein	723,421	220	300,448	229	(0.4%)
Free State	686,223	264	856,816	250	5.6%
Evander	458,212	199	393,235	239	(16.7%)
Bissett	44,303	330	26,943	356	(7.3%)
Kalgold	49,351	260	48,483	270	(3.7%)
New Hampton	55,653	319	—	—	—

Total	2,140,043		1,625,925

Weighted average		234		245	(4.5%)

[1]	Includes three months of production at Elandskraal and New Hampton.

[2]	Includes nine months of production at Kalgold and Bissett and four months of production at Randfontein.

Harmony’s weighted average cash costs decreased by $11 per ounce from $245 in fiscal 2000 to $234 per ounce in fiscal 2001. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. A significant improvement in Evander’s weighted average cash costs together with the benefit of the depreciation of the Rand against the U.S. dollar was offset by an increase in weighted average cash costs at the Free State operations.

The improved weighted average cash costs at Evander were consistent with the plan to increase tons mined without sacrificing grade. The higher weighted average cash costs at the Free State operations were due to a decrease in the grades achieved, described below.

The Free State operation’s grades decreased in the year ended June 30, 2001 compared to the year ended June 30, 2000 due to the depletion of Basal Reef (Harmony 2 shaft pillar and Virginia 1 shaft pillar), under performance in some areas (Brand 3 and 5 shafts and Merriespruit 3 shaft) and higher development tonnage at certain shafts (Unisel and Masimong 4 and 5). For a discussion of the steps Harmony took to improve grade in fiscal 2002, see “Item 4. Information on the Company—Business—Harmony’s Mining Operations—Free State Operations—Mining Operations.”

Depreciation and amortization

Depreciation and amortization charges increased $9.6 million, or 44%, from $21.8 million in fiscal 2000 to $31.4 million in fiscal 2001. The increase in depreciation and amortization charges in fiscal 2001 was due primarily to the inclusion of Randfontein for a full year and the inclusion of Elandskraal and New Hampton in the results for fiscal 2001.

Employment termination costs

Employment termination costs increased $4.5 million from $0.2 million in fiscal 2000 to $4.7 million in fiscal 2001. This increase in fiscal 2001 was due primarily to the closure of certain Randfontein shafts and the resulting termination of certain production employees.

Provision/(reversal of provision) for rehabilitation costs

Prior provisions for rehabilitation costs were reversed $6.8 million in fiscal 2001, primarily due to a revision of the estimates associated with the rehabilitation of Harmony’s mines.

Corporate expenditure, exploration expenditure and marketing and new business expenditure

These expenditures increased $4.8 million, or 76.2%, from $6.3 million in fiscal 2000 to $11.1 million in fiscal 2001. This increase was due primarily to increased exploration expenditure following Harmony’s acquisition of the management of Kalgold and costs related to investigating and pursuing new business opportunities in fiscal 2001.

Gain on financial instruments

The gain on financial instruments in fiscal 2001 was $7.6 million, as compared with a gain of $8.6 million in fiscal 2000. The gain in fiscal 2001 related primarily to the change in the mark-to-market of derivative instruments held by Randfontein and New Hampton. The gain in fiscal 2000 was due primarily to the change in mark-to-market of derivative instruments held by Randfontein.

(Profit)/loss on sale of other assets and listed investments

Harmony had a loss of $1.4 million on the sale of other assets and listed investments in fiscal 2001, as compared with a profit of $2.5 million on the sale of other assets and listed investments in fiscal 2000. The loss in fiscal 2001 related primarily to the sale of the

Western Areas Limited shares held by Harmony at June 30, 2000. The profit in fiscal 2000 related primarily to the sale of certain mineral rights.

Equity loss of associate companies

Harmony recorded an equity loss of associate companies of $1.4 million in fiscal 2000. No equity income or loss of associate companies was recorded in fiscal 2001. The equity loss in fiscal 2000 reflected Harmony’s share of Randfontein’s net loss in the period from January 14, 2000 to February 29, 2000. Randfontein incurred a net loss in this period primarily due to employment termination costs as a result of the retrenchment of management of Randfontein following Harmony’s acquisition of management control of Randfontein and losses incurred at Randfontein Cooke 4 shaft.

Impairment of assets

In fiscal 2001, Harmony decided to place the Bissett mine on a care and maintenance program due to the mining operations being uneconomical at current gold prices, and to close certain Randfontein, Evander and Free State shafts. The write-down in fiscal 2001 of $28.6 million primarily reflected the excess of the book value of Bissett’s long-term and other assets over the estimated salvage value of these assets of $19.6 million and the impairment of the carrying value of certain Free State and Randfontein shafts of $5.6 million. No write-off occurred during fiscal 2000.

Interest paid

Harmony paid $15 million in interest for fiscal 2001, as compared with $3.2 million for fiscal 2000. This increase was due primarily to interest paid on the $59 million ABSA term loan facility and the $20 million JP Morgan loan, both of which were entered into in fiscal 2000, and the temporary syndicated loan facility entered into in fiscal 2001 and the senior unsecured bonds issued in fiscal 2001.

Provision/(reversal of provision) for former employees post-retirement benefits

Harmony provides for amounts due under its former employees post-retirement benefit plans for medical aid. In fiscal 2000, Harmony released $3.9 million from the provision as a result of an updated actuarial valuation. In fiscal 2001, Harmony reversed a $2.2 million provision after reaching an agreement with certain retirees under which these retirees were transferred to the Minemed medical scheme and no subsidies would be payable by Harmony on behalf of these retirees.

Income and mining tax expense

The table below indicates the effective tax rate, which represents the current tax rate due pursuant to the statutory formula and the amount of deferred tax, for fiscal 2001 and fiscal 2000:

	Fiscal year ended June 30,

Income and mining tax	2002	2001

Effective tax rate expense	49.1%	18.4%

In each of 2000 and 1999, the tax rates for taxable mining and non-mining income for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. In 1993, Harmony elected to pay the STC tax. All of Harmony’s subsidiaries, however, elected the STC exemption. To the extent Harmony receives dividends, such received dividends are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.

The effective tax rate for fiscal 2001 was higher than the estimated statutory tax rate of 20.5% for Harmony and its subsidiaries as a whole due to valuation allowances being raised against tax losses in Bissett and New Hampton. The effective tax rate for fiscal 2000 differs from the estimated statutory tax rate for Harmony and its subsidiaries as a whole of 20.5% primarily due to non-taxable dividend income and the lower actual formula rate on mining income.

Minority interests

Minority interests were $0.3 million in fiscal 2001, as compared with $2.9 million in fiscal 2000. The minority interests in fiscal 2001 reflected the 10% minority interest in Elandskraal disposed of with effect from April 21, 2001. The minority interests in fiscal 2000 reflected the Randfontein minority shareholders’ share of Randfontein’s net loss in the period from March 1, 2000 to June 30, 2000.

Income before cumulative effect of change in accounting principle

As a result of the factors discussed above, net income before cumulative effect of change in accounting principle was $14.8 million in fiscal 2001, as compared with net income before cumulative effect of change in accounting principle of $57 million in fiscal 2000.

Cumulative effect of change in accounting principle for derivatives and hedging activities (FAS 133), net of tax

With Harmony’s adoption of FAS 133 with effect from July 1, 2000, none of Harmony’s derivatives at that date qualified for hedge accounting as they did not meet the new hedging requirements of FAS 133 and were thus marked to market, resulting in a cumulative effect of change in accounting principles write-off of $5.8 million, net of tax. The cumulative effect adjustment was required to record on the balance sheet the fair value of derivative instruments that previously qualified for off-balance sheet hedge accounting.

LIQUIDITY AND CAPITAL RESOURCES

Funding and treasury policies are managed centrally by Harmony. There are no legal or economic restrictions on the ability of Harmony’s subsidiaries to transfer funds to Harmony. Harmony has generally funded its operations and its short-term and long-term liquidity requirements from (i) cash generated from operations, (ii) credit facilities and other borrowings and (iii) sales of equity securities.

Cash Resources

Operations

Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-U.S. dollar exchange rate, cash costs per ounce and, in the case of the Australian operations, the Australian dollar-U.S. dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash provided by operations was $162.4 million in fiscal 2002, as compared with $49 million in fiscal 2001. This increase was primarily attributable to higher market prices for gold, as a result of which Harmony received a higher average price per ounce of gold (which increased revenue), and the depreciation of the Rand against the U.S. dollar (which reduced costs when translated into U.S. dollars). See “Item 5. Operating and Financial Review and Prospects—Exchange Rates.” Increased gold sales as a result of the inclusion of Elandskraal and New Hampton for a full year, and Hill 50 for three months from April 1, 2002, also contributed to the increased cash provided by operations. The increase in cash provided by operations was partially offset by the $22.0 million cost of closing out the Randfontein hedges, the $4.1 million increase in taxes paid, the $4.6 million increase in interest expense and a $4.2 million increase in working capital charges (which reflects changes in receivables, inventories and accounts payable).

Net cash provided by operations was $49 million in fiscal 2001, as compared with $38.5 million in fiscal 2000. This increase was due primarily to increased gold sales as a result of the inclusion of Randfontein for a full year and Elandskraal and New Hampton for three months from April 1, 2001.

Investing

Net cash utilized in investing activities was $312.7 million in fiscal 2002, as compared with $189.3 million in fiscal 2001. This increase was primarily due to the cash paid for Hill 50 of $124.8 million, Harmony’s investment in and loans advanced to the Free Gold Company of $84.6 million, Harmony’s investment in Bendigo of $22.8 million, Harmony’s investment in Highland Gold of $18.1 million, the repurchase by Harmony of Open Solutions’ participation rights in the Elandskraal Venture for $18.5 million and an increase in capital expenditures of $9.2 million due principally to the inclusion of Elandskraal and New Hampton for a full year and Hill 50 from April 1, 2002.

Net cash utilized in investing activities was $189.3 million in fiscal 2001, as compared with $51.3 million in fiscal 2000. This increase was due primarily to the cash paid for Elandskraal of $130.9 million and for New Hampton of $28.5 million, and an increase in capital expenditures of $26.1 million due to the inclusion of Randfontein for a full year and Elandskraal and New Hampton from April 1, 2001.

Financing

Net cash generated by financing activities was $166.5 million in fiscal 2002, as compared with $225 million in fiscal 2001. This decrease was due primarily to the lower number of ordinary shares issued in fiscal 2002 and the resulting proceeds decreasing from $178.5 million in fiscal 2001 to $159.6 million in fiscal 2002, the decrease in the amount of net long-term financing from $61.5 million in fiscal 2001 to $29.5 million in fiscal 2002 and the increase in dividends paid from $15.7 million in fiscal 2001 to $22.6 million in fiscal 2002.

Net cash generated by financing activities was $225 million in fiscal 2001, as compared with $55.7 million in fiscal 2000, due primarily to the ordinary share issuances of $179 million (mainly the June 2001 global offering and the shares issued to the IDC), as well as the net of the $148 million raised through the corporate bond issuance and the settlement of $98.6 million of the loans outstanding in the prior year.

Credit Facilities and Other Borrowings

Outstanding Credit Facilities and Other Borrowings

On March 2, 2001, Harmony entered into a U.S. dollar denominated term loan facility of $9 million, all of which has been drawn down, with BAE Systems plc for the purpose of financing the design, development and construction of a facility for the manufacture and sale of value added gold products at the Free State operations. The loan is secured by a pledge of certain gold proceeds and other assets from this facility (and limits Harmony’s ability to use the facility as security for other obligations) and is repayable in full on April 30, 2004. The loan bears interest at LIBOR plus 2%, which is accrued daily from the drawdown date and is repayable on a quarterly basis.

On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1,200 million ($149.3 million at an exchange rate of R8.04 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006, subject to early redemption at Harmony’s option. The bonds have been listed on the Bond Exchange of South Africa. Harmony used the proceeds from the sale of the bonds to retire a portion of a syndicated loan facility and to partially fund the Elandskraal acquisition. So long as the bonds are outstanding, Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances.

On April 18, 2002, Harmony entered into a Rand-denominated term loan facility of Rand 500 million ($57.2 million), all of which has been drawn down, with BoE Bank Limited for the purpose of partially funding (i) Harmony’s acquisition of shares in the Free Gold Company and (ii) loans made by Harmony to the Free Gold Company in connection with the acquisition of the Free Gold assets. This facility is secured by a pledge of Harmony’s shares in the Free Gold Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on April 23, 2006, and eight equal semi-annual installments are due beginning October 23, 2002. Harmony repaid the first semi-annual installment of Rand 62.5 million ($6.1 million at an exchange rate of R10.22 per $1.00) on October 23, 2002. The loan bears interest at a rate equal to JIBAR plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing July 23, 2002. Pursuant to the terms of this facility, Harmony is required to maintain specified ratios of earnings to debt service and borrowings, as well as a specified level of consolidated tangible net worth. In addition, pursuant to this facility, Harmony is subject to specified limits on its ability to (i) permit encumbrances over pledged revenues or assets, (ii) make loans or incur specified types of indebtedness, (iii) dispose of more than 25% of its assets or (iv) make distributions to its shareholders if a default or event of default under this term loan facility has occurred and is continuing. If Harmony fails to meet these requirements, the loan may be accelerated and become due and payable in full. As of December 13, 2002, Harmony was in compliance in all material respects with the terms of this facility.

Recently Retired Credit Facilities and Other Borrowings

On June 10, 1998, Harmony Canada entered into a C$7.5 million loan agreement with NM Rothschild & Sons Limited in connection with the acquisition of Bissett. The loan bore interest at LIBOR plus 1.75% and was renegotiated during fiscal 2000 to be repayable in three equal annual installments commencing in June 2002. Harmony guaranteed the loan and pledged its shares in Harmony Canada Inc., or Harmony Canada, as security for the guarantee. In connection with the loan agreement, Harmony issued 36,000 warrants, each to purchase one ordinary share at an exercise price of Rand 60 per share on or before July 31, 2001, to NM Rothschild & Sons Limited. In March 1999, Harmony obtained supplemental financing from NM Rothschild & Sons Limited of an additional C$5.0 million on the same terms and with the same repayment schedule as the initial amount. This facility was repaid in full in April 2001 following the closing of the syndicated loan facility described below.

On June 10, 1998, Harmony Canada obtained a revolving credit facility from NM Rothschild & Sons Limited of C$11.0 million. The loan bore interest at LIBOR plus 2.5% repayable in quarterly payments based on the amount outstanding and Harmony Canada’s surplus cash resources with the full amount repayable on or before June 2002. Harmony Canada pledged fixed and moveable assets as well as rights to mining production as security and collateral for the loan. This facility was repaid in full in April 2001 following the closing of the syndicated loan facility.

In order to provide for the operating capital requirements of Bissett, Harmony arranged a $6.8 million loan facility from ABSA Bank Limited, or ABSA, to Bissett in July 1999. As Harmony Canada drew down under this loan, Harmony was required to post an amount in Rand equal to the drawn down amount plus 30% as collateral. The loan, which was repayable on July 31, 2001, bore interest at LIBOR plus 1.75%. This facility was repaid in full in April 2001 following the closing of the syndicated loan facility.

In February 2000, Harmony entered into a Rand 450 million term loan facility with ABSA for the purpose of financing the acquisition of the shares of Randfontein and repaying a Rand 150 million bridge loan provided by ABSA in connection with the acquisition.

Harmony was able to draw down this facility until April 30, 2000. Harmony drew down approximately Rand 400 million under this facility. The facility became repayable quarterly beginning on April 30, 2000 and would have matured on April 30, 2002. The interest rate of the facility was the three month bank bill rate quoted by the South Africa Futures Exchange plus 1.25% on amounts drawn down of less than Rand 250 million and 1.5% on amounts drawn down in excess of Rand 250 million. This facility was repaid in full in April 2001 following the closing of the syndicated loan facility.

On March 1, 2000, Harmony Australia entered into a $20 million loan facility with Robert Fleming, now JPMorgan, in connection with the acquisition of Harmony’s initial interest in AurionGold. The loan bore interest at LIBOR plus 2.5%, and the original terms of the loan required repayment by December 31, 2000. During December 2000 and March 2001, Harmony and JPMorgan agreed to extend the maturity date to March 31, 2001 and April 5, 2001, respectively. The amount was repaid in full in April 2001 following the closing of the syndicated loan facility. See “Item 4. Information on the Company—Business—Description of Mining Business—AurionGold and Placer Dome.”

On March 22, 2001, Harmony and Harmony Australia entered into a syndicated loan facility of approximately $260 million with Citibank, N.A., J.P. Morgan plc and ANZ Investment Bank, as dollar joint lead arrangers, ABSA and BoE Bank Limited, as Rand joint lead arrangers, Chase Manhattan International Limited, as facilities agent, and ABSA, as local facilities agent, for the purpose of partially funding the acquisitions of Elandskraal and New Hampton, repaying all of Harmony’s existing non-South African debt and the ABSA term loan facility and providing working capital. This syndicated loan facility consisted of three specific facilities of an aggregate of Rand 1,160 million and $115 million. As of May 31, 2001, Harmony had drawn down approximately Rand 1,160 million and $113.4 million of these facilities. Up to $100 million of the syndicated loan facility was required to be repaid following the completion of any primary or secondary offering of Harmony’s share capital, in the event of specified disposals of assets and in the event of the acquisition of control of Harmony by any third party or parties acting in concert (unless the lenders had given their prior written consent to the change of control). Following the completion of the June 2001 global offering described below, as well as the corporate bond issuance and the subscriptions by the IDC described in this annual report, Harmony repaid this syndicated loan facility in full.

On November 9, 2001, New Hampton entered into a term loan facility of A$35 million with Australia and New Zealand Banking Group Limited, for the purpose of refinancing New Hampton’s existing debt and funding capital development at New Hampton. The facility, all of which was drawn down, bore interest at the Bank Bill Rate quoted by Reuters or determined by the lender, plus 1.25%. Harmony Australia guaranteed this facility and pledged its shares in AurionGold as security. The facility was repaid in full on May 23, 2002.

On February 28, 2002, Harmony Australia entered into an $8 million bilateral interim revolving loan facility with Citibank, N.A. for the purpose of partially funding the acquisition of Hill 50. See “Item 4. Information on the Company—Business—History.” Harmony guaranteed this facility. This facility bore interest at a percentage rate per annum equal to LIBOR plus 1.50% plus specified additional mandatory costs. Harmony was required to repay this facility on the last date of the selected interest period, or within 5 business days of acquiring

50.1% of Hill 50’s shares and listed options. Following its receipt of funds under the $80 million syndicated loan facility described below, Harmony repaid this interim loan facility in full.

On February 28, 2002, Harmony Australia entered into a syndicated loan facility of approximately $80 million with Citibank, N.A., as lead arranger, and Australia and New Zealand Banking Group Limited, Citibank, N.A., Societe Generale, N.M. Rothschild & Sons Limited, ABSA Asia Limited, RMB International (Dublin) Limited and Standard Finance (Isle of Man) Limited, as lenders, and Citibank International plc, as agent and security trustee. This facility was drawn down in full for the purpose of repaying in full the $8 million interim loan facility described above, and partially funding the acquisition of Hill 50. See “Item 4. Information on the Company—Business—History.” The facility was secured by Harmony’s Australian assets and was guaranteed by Harmony and its subsidiaries, Randfontein, Evander, Kalgold and Lydenburg Exploration Limited, or Lydex. The facility was repayable in full on February 28, 2004 and bore interest at a percentage rate per annum determined according to a contractual formula applied on the drawdown date (generally equal to LIBOR plus 1.50% or 1.60% depending on the circumstances of the drawdown), plus specified additional mandatory costs. Pursuant to the terms of this facility, Harmony was required to maintain specified ratios of earnings to debt service and borrowings, as well as a specified level of consolidated tangible net worth. Harmony repaid this facility in full on June 14, 2002, using the proceeds of its April 29, 2002 international private placement. See “—Sale of Equity Securities” below.

Sales of Equity Securities

Historically, sales of Harmony’s equity securities have included subscriptions by investors in Harmony’s ordinary shares. On June 20, 2001, the IDC completed subscriptions for Harmony’s ordinary shares and preference shares that resulted in Simane acquiring 10,958,982 ordinary shares. Harmony received aggregate consideration for these subscriptions of approximately Rand 400 million, as described in this annual report, which was used to retire a portion of the $260 million syndicated loan facility described above and for general corporate purposes. See “Item 7. Major Shareholders and Related Party Transactions.”

On June 29, 2001, Harmony completed a global offering of 27,082,500 ordinary shares and ADSs and 9,027,500 warrants to purchase 9,027,500 ordinary shares, in each case in the United States and elsewhere. The ordinary shares were offered at a price of $5.32 or R43.00 per ordinary share, or $5.32 per ADS. Investors received one warrant for every three ordinary shares (or ADSs) they purchased. The net proceeds of the offering to Harmony were approximately $137.6 million, after deducting underwriting discounts, commissions and offering expenses. Harmony used these net proceeds to retire much of the syndicated loan facility entered into on March 22, 2001, to make capital expenditures and to fund working capital.

On April 29, 2002, Harmony completed an international private placement of 8,500,000 new ordinary shares for a cash price of Rand 134.44 per share, or approximately Rand 1,143 million ($109.9 million at an exchange rate of R10.40 per $1.00). Harmony used the net proceeds of this placement to retire the ANZ loan and the $80 million syndicated loan facility with Citibank, N.A., as lead arranger.

Contractual Obligations and Commercial Commitments

Harmony’s contractual obligations and commercial commitments consist primarily of credit facilities, as described above, and guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations, as described in “Item 4. Information on the Company—Business—Regulatory and Environmental Matters—Environmental Matters.”

Contractual Obligations on the Balance Sheet

The following table summarizes Harmony’s contractual obligations as of June 30, 2002:

		Payments Due by Period

Dollars in thousands	Total	Less than 12 months July 1, 2002 to June 30, 2003	12-36 Months July 1, 2003 to June 30, 2005	36-60 Months July 1, 2005 to June 30, 2007	After 60 Months Subesequent to June 30, 2007

Senior unsecured fixed-rate bonds[1]	115,496	—	—	115,496	—
BoE Bank Limited loan facility[1]	48,123	12,031	24,061	12,031	—
BAE Systems plc loan facility[1]	3,501	—	3,501	—	—
Post retirement health care[2]	737	100	200	200	237
Environmental obligations[3]	63,125	7,063	5,000	4,000	47,062

Total contractual obligations	230,982	19,194	32,762	131,727	47,299

[1]	See “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Credit Facilities and Other Borrowings-Outstanding Credit Facilities and Other Borrowings.”

[2]	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2002.

[3]	Harmony makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies.”

Contractual Obligations off the Balance Sheet

During fiscal 2002, Harmony and ARMGold formed the Free Gold Company to acquire the Free Gold assets from AngloGold. See “Item 5. Operating and Financial Review and Prospects—Overview” and “Business—Harmony’s Mining Operations—Free Gold Operations.” Harmony accounts for its interest in the Free Gold Company using the equity method, under which Harmony’s share of the net assets of the Free Gold Company is recorded as a single line item, “Investment in joint venture,” on Harmony’s consolidated balance sheet. Accordingly, Harmony’s consolidated balance sheet does not reflect any obligations that the Free Gold Company has to third parties. Harmony and ARMGold expect that the Free Gold Company will generate sufficient cash flows from operations to meet these obligations. In the event that the Free Gold Company is unable to meet these obligations from its internal resources, Harmony expects that the additional funding required will be provided by Harmony and ARMGold in proportion to their respective shareholdings in Free Gold, enabling the Free Gold Company to fund its contractual obligations.

The following table summarizes the Free Gold Company’s obligations to third parties as of June 30, 2002:

	Payments Due by Period

Dollars in thousands	Total	Less than 12 months July 1, 2002 to June 30, 2003	12-36 Months July 1, 2003 to June 30, 2005	36-60 Months July 1, 2005 to June 30, 2007	After 60 Months Subesequent to June 30, 2007

AngloGold - taxes payable [1]	60,827	60,827	—	—	—
AngloGold - loan[2]	26,599	—	26,599	—	—

Total contractual obligations	87,426	60,827	26,599	—	—

[1]	Reflects the estimated taxes payable by AngloGold during March 2003 on the sale of the Free Gold assets, for which the Free Gold Company has agreed to reimburse AngloGold. See “Item 4. Information on the Company—Business—Overview.”

[2]	Reflects the fair value of the Rand 400 million interest-free loan which is payable to AngloGold by the Free Gold Company on January 1, 2005, as part of the consideration for the Free Gold assets. See “Item 4. Information on the Company—Business—Overview.”

Commercial Commitments on the Balance Sheet

The following table provides details regarding Harmony’s commercial commitments as of June 30, 2002:

	Amount of Commitments Expiring by Period

Dollars in thousands	Total	Less than 12 months July 1, 2002 to June 30, 2003	12-36 Months July 1, 2003 to June 30, 2005	36-60 Months July 1, 2005 to June 30, 2007	After 60 Months Subesequent to June 30, 2007

Guarantees[1]	7,892	—	—	—	7,892
Capital commitments[2]	3,055	3,055	—	—	—

Total commitments expiring by period	10,947	3,055	—	—	7,892

[1]	Reflects guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations. See “Item 4. Information on the Company—Business—Regulatory and Environmental Matters—Environmental Matters.”

[2]	Capital commitments consist only of amounts committed to external suppliers, although a total of $29 million has been approved by the Board for capital expenditures.

Trend Information

Information on recent trends in Harmony’s operations is discussed in “Item 4. Information on the Company—Business—Strategy” and “—Results of Operations” above.

Working Capital and Anticipated Financing Needs

The Board believes that Harmony’s working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony’s present working capital needs. Harmony expects that its business requirements through June 30, 2003 will be financed from internal resources and existing borrowings. For more information on

Harmony’s planned capital expenditures, see “—Capital Expenditures” above and “Item 4. Information on the Company—Business—Harmony’s Mining Operations.” Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See “Item 3. Key Information—Risk Factors—Harmony’s strategy depends on its ability to make additional acquisitions.” Harmony’s Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony’s cash-based operations and modest leverage. Harmony’s ability to generate cash from operations could, however, be materially adversely effected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand against the U.S. dollar. In addition, Harmony’s ability to obtain additional financing could be limited by covenants in the term loan facility of April 18, 2002 between Harmony and BoE Bank Limited, which imposes debt to earnings ratios and minimum net worth requirements and prevents Harmony from pledging, selling or creating encumbrances over pledged assets including Harmony’s shares of the Free Gold Company. Access to financing could also be limited by provisions of Harmony’s corporate bonds, under which Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Borrowings—Outstanding Credit Facilities and Other Borrowings.” Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in “Item 10. Description of Ordinary Shares—Memorandum and Articles of Association—Directors—Borrowing Powers.” In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony’s ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:

Executive Directors

Zacharias Bernardus Swanepoel (41), BSc (Mining Engineering), B Com (Hons), Chief Executive Officer and a Director. Mr. Swanepoel has been a Director of Harmony and its Chief Executive Officer since February 1995. Mr. Swanepoel has approximately 20 years’ experience in the mining industry. Prior to joining Harmony he was General Manager of the Beatrix Mine within the Gengold Group.

Frank Abbott (47), BCom, CA (SA), MBL, Chief Financial Officer and a Director. Mr. Abbott has been a Director of Harmony since 1994 and Chief Financial Officer since October 1997. Mr. Abbott has approximately 22 years’ experience in financial management. Prior to joining Harmony he was Financial Director of Randgold & Exploration Company from 1994 to 1997.

Ferdinand Dippenaar (41), BCom, BProc, MBA, Marketing Director. Mr. Dippenaar has been a Director of Harmony since June 1997. Mr. Dippenaar has approximately 16 years’ commercial and financial experience. He was Managing Director of The Grootvlei Proprietary Mines Limited and East Rand Proprietary Mines Limited from 1996 to 1997. Prior to 1996, Mr. Dippenaar served as Project Leader for the East Rand companies of Randgold & Exploration Company in 1995 and Financial Manager of Beatrix Gold Mines Limited in 1994.

Thaddeus Steven Anthony Grobicki (53), BSc (Hons) (Geology) MSc (Minerals Exploration), Executive Officer for offshore operations and a Director. Mr. Grobicki has been a Director of Harmony since 1994 and an Executive Director since October 1999. Mr. Grobicki has approximately 25 years’ experience in the mining industry. He was a Chief Executive Officer of West Rand Consolidated Mines Limited and Kalgold until July 1999. In March 2002, he was appointed Chairman of the Board of Directors of Hill 50.

Non-Executive Directors

Adam Richard Fleming (54), Non-executive Chairman of the Board and an independent director. Mr. Fleming has been a Director and the Chairman of Harmony since October 14, 1999. His current term will expire at Harmony’s next annual general shareholders’ meeting, currently scheduled for November 14, 2003, at which time he will be eligible for re-election. Mr. Fleming was the non-executive chairman of West Rand Consolidated Mines Limited and of Kalgold before the acquisition of these companies by Harmony.

Michael Frank Pleming (67), Pr Eng, FIMM, Non-executive Director and an independent director. Mr. Pleming has been a Director of Harmony since September 1998. Mr. Pleming has approximately 30 years mining and approximately 14 years’ mining investment experience. He is also a director of Impala Platinum Holdings Limited.

Lord Renwick of Clifton (64), KCMG, Non-executive Director and an independent director. Lord Renwick has been a Director of Harmony since October 1999. Lord Renwick was in the diplomatic service, inter alia as British ambassador to Pretoria and Washington, until his retirement in 1997. He is currently chairman of Fluor Limited and is a director of several public companies, including British Airways Plc., Compagnie Financiere Richemont AG, BHP Billiton, Fluor Corporation, SABMiller plc and Fleming Family and Partners.

Audrey Mokhobo (46), MA (Political Science), Non-executive Director. Ms. Mokhobo has been a Director of Harmony since January 2002. She currently is a director of Simane, Capital Alliance Holdings, Barnard Jacobs Mellet, Women’s Development Bank, Investment Holdings, Rotek Industries, M-Net Phuthuma Trust and Khoetsa Technologies and is a general manager at Eskom (Pty) Ltd. Prior to her appointment, she held various senior positions, including at the Development Bank of South Africa, and as special adviser to the Ministry for Public Enterprises.

John Smithies (57), BSc (Mining Engineering), (Chemistry), Non-Executive Director and an independent director. Mr. Smithies has been a Director of Harmony since April 2002. Mr. Smithies has approximately 29 years of experience in the mining industry. From 1973-1976 he worked in the gold division of Union Corporation. From 1976-2001, he held various positions at

Impala Platinum Holdings Limited, including consulting engineer from 1996-1999, Operations Director from 1999-2000, and Chief Executive Officer from 2000-2001.

Nolitha Fakude (38) BA (Hons) (Psychology, Education and English), Non-Executive Director and an independent director. Ms. Fakude has been a Director of Harmony since September 2002. She has completed executive training programs at the Harvard Business School and Carl Duisberg Gesellschaft, and been the Managing Director of the Black Management Forum, or BMF, since 2001. Her role as Managing Director of the BMF involves stakeholder and relationship management with BMF members, corporate members, government and other organizations.

Simo Lushaba (36) BSc (Advanced Biochemistry), MBA, Non-Executive Director and an independent director. Mr. Lushaba has been a Director of Harmony since October 2002. He is Chief Executive Officer of Rand Water and has completed courses in industrial marketing, strategic capability, executive development and corporate governance.

Secretary

Frederick W. Baker, who served as Secretary of Harmony since 1997, retired from his position on November 29, 2002. Harmony is currently conducting a search for a new Secretary.

Senior Management

The members of Harmony’s senior management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:

Neville Vaughan Armstrong (48), BSc (Hons), PhD. Dr. Armstrong has served on the executive committee, responsible for Harmony’s exploration activities, since October 1999. Dr. Armstrong has more than 20 years’ experience of all facets of minerals exploration, evaluation and development of minerals projects. He was a director of West Rand Consolidated Mines Limited and Kalgold prior to joining Harmony.

Robert Alex Llewellyn Atkinson (50), NHD (Metalliferous Mining). Mr. Atkinson has 30 years’ experience in the mining industry. He joined Harmony as production manager in 1986. Mr. Atkinson is responsible for mining operations on the executive committee.

Graham Paul Briggs (49), BSc (Hons) (Geology). Mr. Briggs has approximately 29 years’ experience in the mining industry. He joined Harmony in 1995 as manager of new business. Mr. Briggs is responsible for ore reserve management, organic growth and capital projects on the executive committee.

John Sembie Danana (45), B. Journalism, B.A. (Hons), MBA. Mr. Sembie Danana has served on the executive committee, responsible for health and safety transformation since May 2002. He has served in various positions at LTA Construction, including General Manager: Investments, General Manager: Fastfloor Systems, General Manager: New Business Development and Commercial Manager for the N3 Toll Concession. He is the Chairman of Pretoria Technikon Council and a Divisional Board Member of Petronet.

Mogamat Yusuf Jardien (39), ICSA, PMD (UCT). Mr. Jardien has served on the executive committee, responsible for Business Process and Information Technology, since August 2002. He has 20 years of information technology experience and has served as an executive at 3M South Africa and Unibank, responsible for information technology and logistics.

Tracey Jonkheid (32), B.A. Communication (Hons) (cum laude), MBA. Ms. Jonkheid has served as Harmony’s internal strategist on a full-time basis since May 2002, in which capacity she advises the executive committee on implementing and integrating initiatives for internal change. She fulfilled this role as an external consultant on a part-time basis for 18 months prior to May 2002. Her background is in the advertising industry where she has worked as a strategist at four of South Africa’s largest advertising agencies.

Philip Kotze (42), GDE, NHD (Metalliferous Mining). Mr. Kotze joined Harmony in 1999 from Kalgold, where he was the operations director. He has approximately 19 years’ experience of metalliferous mining and is responsible for mining operations.

Mohamed Madhi (38), BSc (Electrical and Electronic Engineering), MBA, MSc (Engineering). Mr. Madhi has served as Harmony’s corporate strategist since August 2001. He has been a director and Operational Board member of the CSIR, head of Eskom’s Capital Investment Programme, head of South Africa’s Presidential Year 2000 Task Team, Chief Executive of Cell Point Systems and has served as an adviser to several large corporations and governments of developing countries. Mr. Madhi was formerly the African Commissioner on the Global Information Insfrastructure where he advised on telecommunications and information technology policy.

Jackie Mathebula (33), B.Admin (Hons), Diploma in Labor Law. Mr. Mathebula joined Harmony in September 2002 as an employee relations and industrial relations executive. Prior to joining Harmony was a general human resources manager for Gensec Bank, a human resources manager for the Gold Fields Limited Group and occupied various positions within the then Iscor Group. Mr. Mathebula also worked for the South African government in the Gazankulu Public Service Commission.

Khetiwe McClain (38), BA (Fine Arts). Ms. McClain joined Harmony in 2002 and is responsible for social plans and beneficiation strategies required by the Mining Charter. Prior to joining Harmony, Ms. McClain served as a liaison for transformation of the mining industry and a manager of the beneficiation project at the South African Ministry of Minerals and Energy. She has also worked at the Italian embassy in South Africa.

Peter McKenna (51), BSc (Hons), PrSciNat. Mr. McKenna joined Harmony in 1999 from West Rand Consolidated Mines Limited, where he was the new business director. He has approximately 29 years of experience in the gold mining industry in the fields of exploration, mine geology, corporate finance and new business development. Mr. McKenna is responsible for Harmony’s international new business activities.

Dawie Mostert (33), PDM, PCM, MDP, Diploma in Labor Relations (DPLR) (Advanced Labor Law). Mr. Mostert joined Harmony in 1997 following the acquisition of Grootvlei, where he was the human resources manager. He has approximately 15 years’ experience in the mining industry and is responsible for training and human resource development.

Khosi Ndlovu (43), BA, Social Development. Ms. Ndlovu joined Harmony in 2002 and is responsible for social development programs. She has experience in community development, government relations, and economic empowerment programs.

Petrus Cornelius Pienaar (38), BCom, BCompt (Hons), CA (SA). Mr. Pienaar joined the Harmony in 1997 following the acquisition of Grootvlei, where he was the financial director. Mr. Pienaar has approximately 13 years’ experience in the financial and mining industries and is responsible for Harmony’s South African new business activities.

Fleur Plimmer (33), BA (Hons). Prior to joining Harmony, Ms. Plimmer was the Health and Safety Coordinator for the NUM. At the NUM, Ms. Plimmer was involved in drafting the Mine Health and Safety Act. Following her service at the NUM, Ms. Plimmer joined Ingwe Coal Corporation, where she was a manager responsible for safety and, thereafter, corporate communication programs. Ms. Plimmer joined Harmony in September 2002, and is responsible for the business transformation portfolio.

Frank Robert Sullivan (46), MCom, BPL (Hons). Mr. Sullivan has approximately 21 years’ experience in human resources management in the gold mining industry. He joined Harmony in 1996 as human resources manager and is responsible for human resources development.

Matheus Johannes Swanepoel (41), BCompt (Hons), CA(SA). Mr. Swanepoel joined Harmony in 1995 as financial manager from Beatrix Mines. Mr. Swanepoel has approximately 20 years’ financial services experience, mostly in the mining industry. He was appointed to the executive committee in November 2000 and is responsible for the development of Harmony’s shaft financial managers and the financial control environment.

Abraham Joseph van Vuuren (41) BCom, MDP, DPLR. Mr. van Vuuren joined Harmony in 1997 from Grootvlei, where he was human resources manager. He was appointed to the executive committee in November 2000 and is responsible for human resource processes and systems and remuneration. He has approximately 20 years’ experience in the mining industry.

BOARD PRACTICES

The Articles of Association of Harmony provide that the Board must consist of no less than four and no more than twenty directors at any time. The Board currently consists of nine directors.

The Articles of Association of Harmony provide that the longest serving one-third of directors retire from office at each annual general meeting of Harmony. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. Members of senior management of Harmony who are also directors retire as directors in terms of the Articles of Association, but their service as officers is regulated by standard industry employment agreements.

According to the Articles of Association, the Board meets not less than quarterly.

Details of directors’ service contracts are described under “—Compensation of Directors and Senior Management” and “—Directors’ Terms of Employment,” below.

In order to ensure good corporate governance, the Board has formed an Executive Committee, an Audit Committee, a Remuneration Committee and an Executive Health and Safety Committee. The Audit and Remuneration Committees are comprised of a majority of non-executive directors.

Harmony’s Executive Committee comprises the executive directors and selected senior officers of Harmony, each with his own area of responsibility. The Executive Committee meets on a weekly basis to discuss and make decisions on the day-to-day operations of Harmony. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Z. B. Swanepoel	Chairman
F. Abbott	Finance
N. V. Armstrong	Exploration
R. A. L. Atkinson	Mining operations
G. P. Briggs	Ore reserves and organic growth
J.S. Danana	Safety transformation
F. Dippenaar	Investor relations
T. S. A. Grobicki	Offshore operations
M. Y. Jardien	Information technology
T. Jonkheid	Internal Strategy
P. Kotze	Mining operations
M. Madhi	External Strategy
J. Mathebula	Industrial relations
K. McClain	Beneficiation and the social plan
P. McKenna	New business-international
D. Mostert	Training and development
K. Ndlovu	Corporate affairs
P. C. Pienaar	New business (South Africa)
F. Plimmer	Transformation management
M. J. Swanepoel	Financial services
F. R. Sullivan	Human resources – development and HIV/AIDS policy
A. J. van Vuuren	Human resources – processes and systems

In fiscal 2002 and the first quarter of fiscal 2003, Harmony added the following members to its executive committee, in order to better align its management capabilities with current issues facing Harmony and the South African mining industry. These new executive committee members include:

•	Mr. Danana, who leads initiatives to improve workplace health and safety at Harmony’s South African operations;

•	Mr. Jardien, who leads initiatives to develop information technology at Harmony’s South African operations;

•	Ms. Jonkheid, who is in charge of Harmony’s internal strategy;

•	Mr. Madhi, who is in charge of Harmony’s external strategy;

•	Mr. Mathebula, who is in charge of Harmony’s industrial relations;

•	Ms. McClain, who leads beneficiation initiatives required by the Mining Charter;

•	Mr. Mostert, who is in charge of internal training and development at Harmony’s South African operations;

•	Ms. Ndlovu, who is in charge of Harmony’s corporate affairs; and

•	Ms. Plimmer, who is in charge of transformation management.

The Audit Committee monitors Harmony’s control systems. The Audit Committee meets at least three times per year with Harmony’s external and independent internal auditors and Harmony’s executive management, to review accounting, auditing and financial reporting matters to ensure that an effective control environment is maintained, and to review interim results, the audited preliminary announcement of the annual results and the annual financial statements prior to their approval by the Board. The committee also monitors proposed changes in accounting policy, reviews the internal audit function and discusses the accounting implications of major transactions. The members of the Audit Committee are the following independent directors:

A. R. Fleming (chairman)

M. F. Pleming

J. G. Smithies

The Remuneration Committee reviews the remuneration of directors and members of senior management. The Remuneration Committee is responsible for approving Harmony’s remuneration policy and the terms and conditions of employment, including salaries and bonuses, for Harmony’s executive directors and officers. In addition, the Remuneration Committee determines the remuneration policy pertaining to all employees. The Remuneration Committee, consisting of two non-executive directors and one executive director, meets two to three times per year. The members of the Remuneration Committee are the following independent directors:

A. R. Fleming (chairman)

M. F. Pleming

J. G. Smithies

The Health, Safety and Environmental Audit Committee reviews occupational health, safety and environmental policies, practices and standards of Harmony and reports to the Board on a quarterly basis. The committee monitors health, safety and environmental performance and makes recommendations to the Board when it deems particular attention is required. The members of the Health, Safety and Environmental Audit Committee are the following independent directors:

M. F. Pleming (chairman)

A. R. Fleming

J. G. Smithies

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

During fiscal 2002, the aggregate compensation paid or payable to the directors and members of senior management of Harmony as a group was approximately Rand 14.0 million ($1.6 million) in base salary and Rand 18.4 million ($2.1 million) in profit sharing. Harmony paid salary in fiscal 2002 to Mr. Swanepoel, Mr. Abbott, Mr. Dippenaar and Mr. Grobicki of approximately Rand 1.8 million ($0.2 million), Rand 1.1 ($0.1 million), Rand 1.0 ($0.1 million) and Rand 1.4 ($0.2 million), respectively. Harmony paid bonuses in fiscal 2002 to Mr. Swanepoel, Mr. Abbott, Mr. Dippenaar and Mr. Grobicki, of approximately Rand 3.0 million ($0.3 million), Rand 2.0 million ($0.2 million), Rand 2.0 million ($0.2 million) and Rand 2.0 million ($0.2 million), respectively. The aggregate compensation paid or payable during fiscal 2002 to the non-executive directors of Harmony as a group was approximately Rand 0.5 million ($0.1 million) in directors’ fees.

Directors Terms of Employment

No Harmony director has a service contract with Harmony or any of its subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind. The terms of employment by Harmony of the executive directors are as follows:

(i)           Z. B. Swanepoel joined Harmony as Chief Executive and a director in February 1995. His employment will continue until terminated by reaching the mandatory retirement age of 63 or on service of 30 days’ notice by either himself or Harmony. Mr. Swanepoel has waived his rights to directors’ fees. He participates in the Harmony share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved.

(ii)           Abbott joined Harmony as Chief Financial Officer in October 1997. His employment will continue until terminated by reaching the mandatory retirement age of 63 or on service of 30 days’ notice by either himself or Harmony. Mr. Abbott has waived his rights to directors’ fees. He participates in the Harmony share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved.

(iii)           F. Dippenaar joined Harmony as Marketing Director in June 1997. His employment will continue until terminated by reaching the mandatory retirement age of 63 or on service of 30 days’ notice by either himself or Harmony. Mr. Dippenaar has waived his rights to directors’ fees. He participates in the Harmony share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved.

(iv)           T. S. A. Grobicki has been a non-executive director since 1994 and was appointed an executive director in October 1999. His employment will continue until terminated by reaching the mandatory retirement age of 63 or on service of 30 days’ notice by either himself or Harmony. Mr. Grobicki has waived his rights to directors’ fees. He participates in the Harmony share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved.

The executive directors also benefit from pension contributions, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by Harmony and its subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately Rand 428,000 ($48,970). The non-executive directors are entitled to fees as agreed at Harmony’s annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony’s behalf and remuneration for other services, such as serving on committees. Currently, each non-executive director is entitled to Rand 25,000 per quarter.

The terms of employment of the directors are not set out in any written agreements.

Share options exercised by the executive directors during fiscal 2002 are detailed in the table below:

Name	Number of options exercised	Average option exercise price (Rand)

Z. B. Swanepoel	113,300	26.41
F. Abbott	80,000	24.75
F. Dippenaar	80,000	24.75
T.S.A. Grobicki	20,000	35.40

During fiscal 2002, Harmony’s directors and senior management were granted 1,327,900 share options. Share options outstanding at December 13, 2002 and held by directors and senior management were as follows:

Name	Options to purchase ordinary shares	Average exercise price per share (Rand)	Expiration dates

Z. B. Swanepoel	155,500	47.16	Between 1/31/10 and 11/20/11
F. Abbott	93,400	46.56	Between 1/31/10 and 11/20/11
F. Dippenaar	93,400	46.56	Between 1/31/10 and 11/20/11
T. S. A. Grobicki	269,000	37.76	Between 1/31/10 and 11/20/11
R. A. L. Atkinson	93,400	46.56	Between 1/31/10 and 11/20/11
N. V. Armstrong	120,500	45.56	Between 1/31/10 and 11/20/11
P. McKenna	99,900	46.76	Between 1/31/10 and 11/20/11
G. P. Briggs	82,200	46.15	Between 1/31/10 and 11/20/11
P. C. Pienaar	82,200	46.15	Between 1/31/10 and 11/20/11
P. Kotze	120,100	47.23	Between 1/31/10 and 11/20/11
F. R. Sullivan	93,400	46.56	Between 1/31/10 and 11/20/11
M. J. Swanepoel	71,100	37.00	11/20/11
A. J. van Vuuren	90,000	39.64	11/20/11
A. Mokhobo	—	—	—
J. Smithies	—	—	—
N. Fakude	—	—	—
S. Lushaba	—	—	—
J. S. Danana	—	—	—
M.Y. Jardien	—	—	—
T. Jonkheid	—	—	—
M. Madhi	—	—	—
J. Mathebula	—	—	—
K. McClain	—	—	—
D. Mostert	21,000	49.60	11/20/11
K. Ndlovu	—	—	—
F. Plimmer	—	—	—

TOTAL	1,485,100	44.95

SHARE OWNERSHIP

The following sets forth, as of December 13, 2002, the total amount of ordinary shares and warrants directly or indirectly owned by the directors and senior management of Harmony. The directors and senior management of Harmony do not own any preference shares.

Holder	Ordinary Shares		Warrants

	Number	Percentage (%)	Number	Percentage (%)

Directors
A. R. Fleming	5,213,868	2.99	120,000	2.84
Z. B. Swanepoel	—	—	—	—
F. Abbott	—	—	—	—
F. Dippenaar	—	—	—	—
T. S. A. Grobicki	40,000	*	—	—
M. F. Pleming	—	—	—	—
Lord Renwick of Clifton	11,705	*	—	—
A. Mokhobo	—	—	—	—
J. Smithies	—	—	—	—
S. Lushaba	—	—	—	—
N. Fakude	—	—	—	—
Total Directors (11 persons)	5,265,573	3.02	120,000	2.84
Senior Management
N. V. Armstrong	—	—	—	—
R. A. L. Atkinson	—	—	—	—
G. P. Briggs	—	—	—	—
J. S. Danana	—	—	—	—
M. Y. Jardien	—	—	—	—
T. Jonkheid	—	—	—	—
P. Kotze	—	—	—	—
J. Mathebula	—	—	—	—
M. Madhi	—	—	—	—
K. McClain	—	—	—	—
P. McKenna	—	—	—	—
D. Mostert	100	*	—	—
P. C. Pienaar	—	—	—	—
F. Plimmer	—	—	—	—
K. Ndlovu	—	—	—	—
M. J. Swaenepoel	—	—	—	—
F. R. Sullivan	—	—	—	—
A. J. van Vuuren	—	—	—	—
Total Senior Management (18 persons)	100	*	—	—
Total Directors and Senior Management (29 persons)	5,265,673	3.02	120,000	2.84

*           Indicates beneficial ownership of less than 1% of the relevant class of securities.

Options to purchase a total of 7,329,200 ordinary shares were outstanding on December 13, 2002. The exercise prices of the outstanding options range between Rand 11.70 and Rand 49.60 per share and they expire between 2008 and 2011. Of the outstanding options, options to purchase 1,485,100 ordinary shares at a weighted average price of Rand 44.14 were held by directors and senior management of Harmony and its subsidiary companies, as described above. No consideration was payable on the grant of these options.

EMPLOYEES

General

The South African underground gold mining industry is very labor-intensive. The Australian gold mining industry involves more mechanized mining, which is less labor intensive. The following table lists the total number of employees at each of Harmony’s operations, together with people working at Harmony’s operations but employed by outside contractors, at June 30 of the past three fiscal years.

	Harmony Employees			Outside Contractors

	At June 30,			At June 30,

	2002	2001	2000	2002	2001	2000

South Africa
Elandskraal	7,559	7,200	—	210	500	—
Free State	12,644	14,671	15,234	713	1,820	2,483
Evander	7,384	6,909	8,162	1,257	17	8
Randfontein	7,455	9,700	8,231	740	1,439	4,068
Kalgold	222	250	389	250	227	209
Exploration	20	13	14	—	—	—
Australia
Big Bell	94	142	—	208	230	—
Mt. Magnet	104	—	—	316	—	—
South Kalgoorlie[1]	111	52	—	135	57	—
Canada
Bissett	6	208	220	0
TOTAL[2]	35,599	39,099	32,250	3,829	4,273	6,678

1           Includes employees at Jubilee and New Celebration.

2           Excludes employees of the Free Gold Company.

The Free Gold Company had 13,734 employees as of June 30, 2002, excluding outside contractors.

Unionized Labor

Approximately 80% of Harmony’s labor force in South Africa is unionized, with the major portion of the workforce being members of the National Union of Mineworkers, or the NUM. Since 1995 the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory compensation in the event of termination of employment for operational reasons;

•	reduce the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

•	require large employers, such as Harmony, to implement affirmative action policies to benefit historically disadvantaged groups and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation; and

•	provide for the financing of training programs by means of a levy grant system and a national skills fund.

Harmony is currently in compliance with applicable labor laws.

As a result of its highly unionized labor force and the fact that labor costs constitute approximately 50% of production costs, Harmony has attempted to balance union demands with the need to contain and reduce cash costs in order to ensure the long-term viability of its operations.

Harmony participates in industry-wide Central Chamber of Mines negotiations for Category 3 to 8 semi-skilled employees. In August 2001, a two-year wage deal was concluded with the NUM, which included a minimum wage of Rand 2,000 per month to be achieved by 2002, with an average increase of 8% for NUM members and an average increase of approximately 7% for other employees such as mid-level managers. Wage negotiations within the Central Chamber of Mines generally take place on a company-wide basis, while negotiations on other working conditions and with other unions and associations take place on a mine-by-mine basis. Employees at Kalgold and the Free Gold Company are not covered by the Central Chamber of Mines negotiations and, accordingly, these employees are not covered by the two-year agreement concluded in August 2001. On May 31, 2002, following the strike described below, Harmony concluded a one-year wage agreement with Kalgold’s NUM branch, resulting in an average wage increase of 9% for workers in the lowest job category, which consists of general laborers, and an average wage increase of 8% for the remainder of the covered employees, which consists of semi-skilled and skilled employees working as plant operatives and artisan assistants. The Free Gold Company is in the process of negotiating with unions representing the Free Gold Company’s employees.

Harmony experienced no significant strikes in fiscal 1999, 2000 or 2001. Harmony believes that this was the result of improved workplace relationships, effective domestic dispute settlement arrangements and the establishment of a statutory body, the Commission for Conciliation, Mediation and Arbitration.

On May 8, 2002, 170 members of Kalgold’s NUM branch initiated a strike in connection with the negotiations that resulted in the Kalgold wage agreement described above. Mining at Kalgold by non-striking workers and contractors continued during this strike, which was resolved on May 31, 2002 and resulted in the one-year wage agreement described above. This strike did not materially affect Kalgold’s results for fiscal 2002 and Harmony does not expect that this strike will materially affect Kalgold’s results in the long-term.

On May 17, 2002, members of Randfontein’s NUM branch initiated a strike in connection with their demand for an increase in housing allowances. Mining at Randfontein was severely disrupted during the strike, which was resolved on May 27, 2002. The resulting agreement, which was subsequently extended to all of Harmony’s operations, calls for housing allowance increases in line with annual wage increases through January 2005.

Share Option Scheme

As of June 30, 2002, options for Harmony employees to acquire 9,099,000 ordinary shares were outstanding. A total of 3,108,800 of these options had been issued under Harmony’s employee share option scheme established in 1994, or the 1994 Share Option Scheme, which was in effect prior until November 16, 2001. A total of 5,986,200 of these options had been issued under Harmony’s employee share option scheme established in 2001, or the 2001 Share Option Scheme, which came into effect on November 16, 2001.

Under the 1994 Share Option Scheme, the maximum number of share options that could be granted was equal to 10% of the outstanding Harmony ordinary shares on the date of the grant. At the annual general shareholders’ meeting held on November 16, 2001, Harmony’s shareholders approved the 2001 Share Option Scheme to replace 1994 Share Option Scheme. The 2001 Share Option Scheme came into effect on November 16, 2001; however, options previously issued under the 1994 Share Option Scheme remain in force. The terms the 2001 Share Option Scheme are substantially equivalent to the 1994 Share Option Scheme, except that the maximum number of share options that may be granted under the 2001 Share Option Scheme is a fixed amount (8,000,000) rather than a percentage of share capital. Options granted under the 1994 Share Option Scheme that remain outstanding are not counted against this maximum.

Under both the 1994 Share Option Scheme and the 2001 Share Option Scheme, the exercise price of each option granted is set at the closing market price of Harmony’s ordinary shares on the JSE on the day before the date of grant. Each option remains open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme. Each option may normally only be exercised by a participant on the following bases: (i) after 12 months have elapsed from the date on which the option was granted, in respect of not more than one third of the shares which are the subject of that option; (ii) after 24 months have elapsed from the date on which the option was granted, in respect of not more than two thirds of the shares which are the subject of that option; and (iii) after 36 months have elapsed from the date on which the option was granted, in respect of all the shares which are the subject of that option, or at such time or times over a period of more than 3 years from the date on which the option was granted as the Board may have determined and notified in writing to the participant when the option was granted to the participant. The ordinary shares in respect of which each option is exercised (i) will be fully paid; (ii) will rank pari passu with existing issued shares; (iii) will be allotted and issued by the Board within 14 days after the exercise of the option; and (iv) will be issued to the participant to whom the option was granted as the beneficial owner thereof and a certificate will be issued therefore. The Board will procure that a listing is applied therefore on the stock exchanges on which Harmony’s shares are listed and quoted.

The 2001 Share Option Scheme may be amended from time to time (whether retrospectively or otherwise) by the Board in any respect (except for certain specific clauses that may only be amended through approval in a general meeting), provided that no such amendment shall operate to alter adversely the terms and conditions of any option granted to a participant prior thereto, without the written consent of that participant and provided that the prior approval of the JSE has been obtained.

Share Purchase Scheme

On November 29, 1999 Harmony adopted a share purchase scheme, or the Share Purchase Scheme, in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by Harmony. The share purchase trust provides recourse loans to enable employees to acquire shares or exercise their options under the 1994 Share Option Scheme. As of December 13, 2002, the Share Purchase Scheme has only been used for the purpose of making loans to employees to exercise their options under the 1994 Share Option Scheme. The shares acquired by the employee pursuant to the exercise of the option are then pledged by the employee to the share purchase trust to secure repayment of the recourse loan granted by the share purchase trust plus any interest thereon. The share purchase trust is funded by a loan from Harmony, which it repays once it receives repayment of the recourse loans granted to employees. Three Harmony non-executive directors generally serve as trustees of the share purchase trust, but following the retirement of Mr. Edwards in fiscal 2002, two non-executive directors (Mr. Fleming and Mr. Pleming) currently serve as trustees. The trustees are not eligible to receive loans from the trust.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Harmony is an independent gold producer, with no single shareholder exercising control. As of December 13, 2002, the issued capital of Harmony consisted of 174,560,203 ordinary shares. To the knowledge of Harmony, (A) Harmony is not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in control of Harmony. As of December 13, 2002, there was no controlling shareholder of Harmony.

Significant changes in the percentage ownership held by major shareholders are also described below.

The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares. Significant changes in the percentage ownership held by major shareholders are described below.

On April 25, 2001, Jipangu Inc., a private company incorporated in Japan, or Jipangu, subscribed for 568,774 Harmony ordinary shares at a price of the U.S. dollar equivalent of Rand 40 per share, totaling approximately $2.8 million. In May 2001, Harmony reached an understanding to enter into an agreement with Jipangu pursuant to which Harmony agreed to grant Jipangu certain rights to subscribe for Harmony shares on and subject to specified terms and conditions. Harmony agreed to use commercially reasonable endeavors to procure the issue to Jipangu of additional Harmony shares as required by Jipangu in writing, subject to a specified limit and Harmony receiving satisfactory confirmation that Jipangu had sufficient available funds for the subscription. Jipangu acknowledged that the issuance of these additional shares would have required the approval of Harmony’s shareholders in a general meeting. The agreement, which was never executed, lapsed on May 31, 2001.

On June 20, 2001, the IDC completed subscriptions for 10,736,682 Harmony ordinary shares and 10,958,904 preference shares of Harmony. These subscriptions were carried out in fulfillment of an agreement dated April 3, 2001, among Harmony, Komanani and the IDC pursuant to which, subject to the fulfillment of certain specified conditions, Komanani and the IDC agreed to subscribe for 222,222 Harmony ordinary shares and 10,736,682 Harmony ordinary shares, respectively, and Harmony undertook to issue those shares, at a price of Rand 36.00 per share. Under the agreement, the IDC also subscribed for, and Harmony issued, 10,958,904 preference shares, at a price equal to their par value of Rand 0.50 each and with the terms described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Share Capital.” The Komanani subscription, together with the agreement as it related to Komanani, was cancelled as of August 17, 2001. On September 7, 2001, Harmony entered into an agreement with Simane and the IDC pursuant to which, subject to the fulfillment of certain specified conditions, Simane thereby subscribed for 222,300 Harmony ordinary shares on substantially the same terms as the Komanani subscription. The Simane subscription was completed on September 25, 2001. The aggregate consideration for the ordinary shares and preference shares issued to the IDC and Simane under the agreements was approximately Rand 400 million. Harmony used the net proceeds from the IDC and Simane subscriptions to retire a portion of the $260 million syndicated loan facility described in this annual report and for general corporate purposes. During January and February 2002, the IDC converted all of its preference shares into 10,958,904 ordinary shares, transferred 10,736,682 ordinary shares to Simane and sold 10,958,904 ordinary shares to third parties in a series of transactions. As a result of these transactions, Simane held 10,958,982, or approximately 6.2%, of Harmony’s ordinary shares as of December 13, 2002.

Harmony’s agreement with Simane provides that Simane will not, except as provided in the agreement, have the right to dispose of or transfer any of the ordinary shares acquired by it under the agreement for a period of 18 months from the effective date of the agreement and will not enter into any arrangement or transaction that may have the same or similar effect. The shares transferred to Simane by the IDC in January and February 2002 are subject to the same restrictions. Under the agreement, Simane granted Harmony the right to place any of the ordinary shares acquired by it thereunder, in the event Simane wishes to dispose of such shares, on and subject to certain specified terms and conditions. In the event Harmony does not wish to place such shares, Simane will be entitled to dispose of such shares in accordance with the agreement. Simane undertakes under the agreement that it, and Simane’s directors and shareholders and the directors of its shareholders (while they remain as such and for a period of six months thereafter) under the agreement, will not directly or indirectly be associated or concerned with, interested or engaged or interest itself in any firm, business, company or other association of persons that carries on a gold mining business without the prior written consent of Harmony (such consent not to be unreasonably withheld).

On June 29, 2001, Harmony completed a global offering of 27,082,500 ordinary shares and ADSs and 9,027,500 warrants to purchase 9,027,500 ordinary shares, in each case in the United States and elsewhere. The ordinary shares were offered at a price of $5.32 or R43.00 per ordinary share, or $5.32 per ADS. Investors received one warrant for every three ordinary shares (or ADSs) they purchased. The net proceeds of the offering to Harmony were approximately $137.6 million, after deducting underwriting discounts, commissions and offering expenses. Harmony used these net proceeds for retiring certain indebtedness, financing future acquisitions, making capital expenditures and funding working capital. As of December 13, 2002, Harmony had issued 4,807,858 of the ordinary shares upon exercise of the warrants.

On April 29, 2002, Harmony completed an international private placement of 8,500,000 new ordinary shares for a cash price of Rand 134.44 per share, or approximately Rand 1,143 million ($109.9 million at an exchange rate of R10.40 per $1.00). Harmony used the net proceeds of this placement to retire the ANZ loan, and the $80 million syndicated loan facility with Citibank, N.A., as lead arranger.

Each ADR represents one ADS. Each ADS represents one ordinary share. At December 13, 2002, record holders of Harmony’s ordinary shares holding an aggregate of 78,879,680 ordinary shares (45.2%) and record holders of Harmony warrants holding an aggregate of 1,168,879 warrants (27.7%) were listed as having addresses in the United States.

To the knowledge of Harmony, a list of the individuals and organizations holding, directly or indirectly, 3% or more of its issued share capital and warrants as of December 13, 2002 is set forth below.

Holder	Ordinary Shares		Warrants

		Percentage		Percentage
	Number	(%)	Number	(%)

The Bank of New York[1]	65,106,387	37.30	1,168,879	27.71
JP Morgan Chase Bank[2]	12,145,767	6.96	323,616	7.67
Simane[3]	10,958,982	6.30	—	—
Brown Brothers Harriman & Co.[4]	7,087,087	4.96	46,133	1.09
All directors and senior management as a group	5,265,673	3.02	120,000	2.84

[1]	Depositary with respect to the ADRs and nominee with respect to warrants held on the U.S. warrant register.

[2]	Depositary with respect to Harmony’s International Depositary Shares.

[3]	In January and February 2002, the IDC transferred 10,736,682 ordinary shares to Simane under the terms of their subscription agreements with Harmony, as described below.

[4]	Nominee for a portion of ordinary shares held on Paris Bourse.

The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares.

RELATED PARTY TRANSACTIONS

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction during the period from July 1, 2000 to December 13, 2002 or in any proposed transaction that has affected or will materially affect Harmony or its investment interest or subsidiaries, other than as stated below.

A. R. Fleming, T. S. A. Grobicki, P. McKenna and P. Kotze, as well as Lord Renwick of Clifton KCMG and Dr. N. V. Armstrong, all held, directly or indirectly, shares in West Rand Consolidated Mines Limited and/or Kalgold. These shares converted into Harmony’s ordinary shares upon Harmony’s acquisition of these companies. Lord Renwick of Clifton KCMG holds a senior investment banking position with the JPMorgan group in London and as such has an indirect interest in all transactions between Harmony and JPMorgan described in this annual report, including the global offering of Harmony ordinary shares and warrants completed in June 2001. The offering was completed pursuant to a firm commitment underwriting, in which JPMorgan acted as global coordinator. Ms. Mokhobo is the chairman of Simane and as such has an interest in all transactions between Harmony and Simane, including the subscription agreement described in this annual report under which Harmony shares were issued to Simane prior to Ms. Mokhobo’s appointment as a director of Harmony. See “Item 7. Major Shareholders and Related Party Transactions.” A.R. Fleming and Lord Renwick of Clifton each owns, directly or indirectly, shares in Highland Gold. As such, each of them has an interest in Harmony’s investment in Highland Gold described in this annual report.

None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currently or has been at any time during the past three fiscal years indebted to Harmony.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS

Please refer to “Item 18. Financial Statements” and pages F-1 through F-105 of this annual report.

OTHER FINANCIAL INFORMATION

Export Sales

In fiscal 2002, approximately 65% of Harmony’s gold produced in South Africa was refined by Harmony and exported, and approximately 76% of Harmony’s gold produced in Australia was exported.

Legal Proceedings

None of Harmony’s property is the subject of pending material legal proceedings. Harmony experiences a number of claims and legal and arbitration proceedings incidental to the normal conduct of its business. Harmony’s management does not believe that liabilities related to such claims and proceedings are likely to be, individually or in the aggregate, material to Harmony’s consolidated financial condition.

Harmony has, however, recently initiated two significant proceedings. On September 23, 2002, Harmony and Durban Roodepoort Deep, another South African gold mining company, filed a complaint against Iscor, a South African steel producer. The complaint, which is currently pending with the South African Competition Commission, alleges that Iscor abused a dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. In addition, Harmony recently brought a claim for arbitration seeking reimbursement of pumping costs from the Placer Dome Western Areas Joint Venture, or Placer Dome Western Areas. Harmony has incurred these costs to pump water out of a closed shaft at the Randfontein operations so that water will not seep into a nearby shaft operated by Placer Dome Western Areas. The pumping costs (which accrue at a rate of Rand 3.5 to 4.5 million per month) amounted to approximately Rand 53.5 million ($6.1 million) as of November 30, 2002. Harmony expects arbitration of this claim will commence in April 2003. Pending the arbitration, Harmony is continuing to provide pumping services while Placer Dome Western Areas carries out development to prevent seepage between the two shafts.

Dividends and Dividend Policy

Harmony has paid interim and final dividends on its ordinary shares in 2000, 2001 and 2002. In each of the last three fiscal years, an interim dividend was declared by the Board for the first six months of the fiscal year and paid during the third quarter of the fiscal year. In fiscal 2000 and 2001, a final dividend was declared by the Board at the end of the fiscal year to which it related, and paid during the first quarter of the next succeeding fiscal year. The final dividend for fiscal 2002 was declared on August 2, 2002 and, accordingly, will be recorded in Harmony’s financial statements for fiscal 2003. The holders of Harmony’s redeemable convertible preference shares, or the preference shares (none of which are currently outstanding), were not entitled to receive dividends out of Harmony’s profits or to participate in any other distribution to the shareholders of Harmony. For information on Harmony’s accounting policy relating to dividends, see note 2(s) to the consolidated financial statements.

The following table sets forth the dividends announced and paid in respect of Harmony ordinary shares for the periods indicated.

	Fiscal year ended June 30,
	2003[1]		2002		2001		2000

	($)	(R)	($)	(R)	($)	(R)	($)	(R)
Interim dividend	—	—	0.08	0.75	0.07	0.50	0.08	0.50
Current year final dividend	—	—	—	—	0.09	0.70	0.11	0.70
Prior year final dividend	0.41	4.25	—	—	—	—	—	—

Total dividend	0.41	4.25	0.08	0.75	0.16	1.20	0.19	1.20

1           As of December 13, 2002.

South African law was recently relaxed to permit the distribution of a company’s equity as a dividend, provided that the necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of profits. Previously under South African law, a company’s equity could not be distributed as a dividend. Cash dividends paid by Harmony will not bear any interest payable by Harmony. The amount of dividends, if any, paid in the future will depend on Harmony’s results of operations, financial condition, cash requirements and other factors deemed relevant by the Board.

SIGNIFICANT CHANGES

No significant change in Harmony’s financial condition has occurred since the date of the consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

MARKETS

The principal non-United States trading market for the ordinary shares of Harmony is the JSE, on which the Harmony ordinary shares trade under the symbol “HAR.” The ordinary shares of Harmony are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange and are listed on the Premier Marche of Euronext Paris. Harmony’s International Depositary Shares are listed on Euronext Brussels.

Harmony warrants are listed on the JSE and the New York Stock Exchange. Prior to the global offering described in this annual report, there was no trading market for the Harmony warrants and there currently is only a limited trading market for the warrants. See “Item 3. Key Information—Risk Factors—Prior to June 2001, there was no trading market for Harmony’s warrants, there is currently only a limited trading market for the warrants and there can be no assurance that an active trading market will be sustained in the future.”

From October 1996 to November 26, 2002, Harmony’s ADSs traded in the United States on The Nasdaq Stock Market under the trading symbol “HGMCY.” Since November 27, 2002, Harmony’s ADSs have traded on the New York Stock Exchange under the trading symbol “HMY.” The ADRs representing the ADSs are issued by The Bank of New York, as depositary.

OFFERING AND LISTING DETAILS

The high and low sales prices in Rand for Harmony’s ordinary shares and warrants on the JSE for the periods indicated were as follows:

	Harmony ordinary shares		Harmony warrants

	(Rand per ordinary share)		(Rand per warrant)
	High	Low	High	Low

Fiscal year ended June 30, 1998	25.40	23.40	—	—
Fiscal year ended June 30, 1999	28.50	28.40	—	—
Fiscal year ended June 30, 2000	46.10	21.00	—	—
Fiscal year ended June 30, 2001
First Quarter	39.00	33.00	—	—
Second Quarter	37.00	26.00	—	—
Third Quarter	47.00	30.80	—	—
Fourth Quarter	51.00	36.15	14.75	12.00
Full Year	51.00	26.00	14.75	12.00
Fiscal year ended June 30, 2002
First Quarter	49.00	38.70	14.75	11.00
Second Quarter	97.00	48.80	49.00	13.30
Third Quarter	129.00	72.00	89.00	29.90
Fourth Quarter	187.30	110.00	140.00	73.00
Full Year	187.30	38.70	140.00	11.00
Month of
June 2002	174.00	120.00	130.00	78.80
July 2002	171.00	103.50	115.00	85.00
August 2002	152.00	104.00	108.00	68.10
September 2002	181.50	144.00	135.00	108.00
October 2002	165.20	119.10	124.00	111.00
November 2002	156.00	115.50	111.00	80.00
December 2002 (through December 13, 2002)	149.50	115.60	100.00	76.00

The high and low sales prices in U.S. dollars for Harmony’s ADRs and warrants for the periods indicated, as reported by The Nasdaq Stock Market through November 26, 2002 and by the New York Stock Exchange since that date, were as follows:

	Harmony ADRs		Harmony warrants

	($ per ADR)		($ per warrant)
	High	Low	High	Low

Fiscal year ended June 30, 1998	6.88	1.81	—	—
Fiscal year ended June 30, 1999	6.25	3.00	—	—
Fiscal year ended June 30, 2000	7.50	3.69	—	—
Fiscal year ended June 30, 2001
First Quarter	5.69	4.50	—	—
Second Quarter	5.16	3.47	—	—
Third Quarter	5.66	3.88	—	—
Fourth Quarter	6.50	4.50	1.90	1.65
Full Year	6.50	3.47	1.90	1.65
Fiscal year ended June 30, 2002
First Quarter	5.54	4.50	1.91	1.36
Second Quarter	6.92	5.01	3.10	1.33
Third Quarter	11.85	6.31	8.25	3.02
Fourth Quarter	19.00	10.18	14.53	6.20
Full Year	19.00	4.50	14.53	1.33
Month of
June 2002	17.33	12.15	13.99	7.61
July 2002	26.99	21.90	12.48	5.49
August 2002	28.50	23.04	9.87	6.36
September 2002	27.05	23.72	13.40	9.44
October 2002	15.63	11.62	10.85	7.60
November 2002[1]	16.13	12.00	11.65	8.15
December 2002 (through December 13, 2002)	17.20	12.43	12.40	8.55

1     As reported by The Nasdaq Stock Market through November 26, 2002 and by the New York Stock Exchange since that date.

On December 13, 2002, the closing price for the Harmony ordinary shares on the JSE was Rand 146.80 and the closing price for the Harmony ADSs on the New York Stock Exchange was $16.81.

THE JSE SECURITIES EXCHANGE SOUTH AFRICA

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulated organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995, which provides the statutory framework for the deregulation of the JSE, the JSE’s rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members’ own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchanges Control Amendment Act No. 54 of 1995, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from June 7, 1996, screen trading commenced on the JSE.

The market capitalization of South African equity securities was approximately Rand 1.63 trillion as of November 30, 2002. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) as of June 30, 2002 was 43.5% on an annualized basis. Trading is concentrated in a relatively small number of companies. As of December 9, 2002, there were 474 listed companies on the JSE.

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index, or MSCI Emerging Markets Free Index, and the International Finance Corporation Investable Index, or IFCI Index, in March and April 1995, respectively. South Africa has a significant representation in these emerging market indices, with weightings of 12.8% in the MSCI Emerging Market Free Index as of December 9, 2002 and 10.4% in the S&P/IFCI Investable Index (formerly known as the IFCI Index) as of December 9, 2002.

The main indices charting the performance of the JSE as a whole and of composite sectors include the FTSE/JSE All Share Index, the FTSE/JSE Financial Index, the FTSE/JSE Industrial Index and the FTSE/JSE Resources Index. As of December 9, 2002, the All Share Index accounted for 100%, the Financial Index accounted for approximately 25%, the Basic Industrial and Consumer Goods Index accounted for approximately 30% and the Resources Index accounted for approximately 45%, respectively, of the JSE’s total market capitalization.

The JSE settles securities trades through a computerized clearing system of the clearing house that the JSE operates. All trades are downloaded from the “JET” automated trading system to the Equity Clearing House system and each week’s trades are netted by brokers and settled on a daily basis from Tuesday to Friday, commencing on Tuesday of the following week.

Purchasers of securities must pay their stockbroker for the securities on offer of delivery by the broker or, if delivery is not tendered, within seven business days after the trade date, unless the purchaser has net assets in excess of Rand 10 million or settles through a bank, in which case they are only required to pay on offer of delivery by the broker. Securities are allocated to the account of the purchaser once they have been received by the broker and they have been fully paid for.

Sellers of securities must deliver their shares to their stockbroker within seven business days after the trade date and receive the proceeds of the sale on delivery, but not before the Tuesday of the following settlement week.

The JSE has undertaken an initiative to dematerialize share certificates in a Central Security Depositary operated by STRATE Limited (Share Transactions Totally Electronic), and has introduced contractual, rolling settlement in order to increase the speed, certainty and efficiency of the settlement mechanism and to fall into line with international practices. The STRATE System was fully implemented as of December 2001, and settlement on the JSE is currently made five days after each trade (T+5). The JSE has also stated that it intends eventually to move to a system in which the five-day settlement period is reduced further to T+3 and possibly T+1. Harmony’s ordinary shares can, accordingly, only be traded on the JSE electronically in paperless, dematerialized form through the STRATE System. Harmony’s shares may be issued initially in certificated form, but must be dematerialized before they can be traded.

Holders of dematerialized securities may withdraw their securities from the STRATE system in exchange for registered certificates. Transfers of securities eligible for inclusion in the STRATE system must be effected through the STRATE system by a deposit or redeposit of the securities to be transferred prior to the transfer.

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

Item 10.  Additional Information

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

This section summarizes certain material provisions of Harmony’s Memorandum and Articles of Association, the Companies Act and the JSE listings requirements, each as currently in effect. These descriptions do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those sources. Directions on how to obtain a complete copy of Harmony’s Articles of Association are provided under “—Documents on Display” below.

General

Harmony is a public company with limited liability, and is registered under the Companies Act with the Registrar of Companies, Department of Trade and Industry under Registration number 1950/038232/06. Harmony is governed by its Memorandum of Association and Articles of Association, the provisions of the Companies Act and the JSE Listings Requirements. Harmony’s operations are also subject to various laws and regulations, including those described in “Item 4. Information on the Company—Business—Regulatory and Environmental Matters.”

Objects and Purposes

Harmony’s objects are set forth in Paragraph 3 of its Memorandum of Association and include:

•	to acquire by purchase, cession, grant, lease, exchange or otherwise any movable or immovable property, mines, mineral property, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, lands, farms, buildings, water rights, concessions, grants, rights, powers, privileges, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description; and any interest therein and rights over the same; and to enter into any contract, option or prospecting contract in respect thereof, and generally to enter into any arrangement that may seem conducive to Harmony’s objects or any of them;

•	to carry out all forms of exploration work and in particular to search for, prospect, examine, explore and obtain information in regard to mines, mineral properties, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, mining districts or locations and ground and soil supposed to contain or containing precious stones, minerals or metals of every description;

•	to open, work, develop and maintain gold, silver, diamond, copper, coal, iron and other mines, mineral and other rights, properties and works, and to carry on and conduct the business of raising, crushing, washing, smelting, reducing and amalgamating ores, metals, minerals and precious stones, and to render the same merchantable and fit for use and to carry on all or any of the businesses of miners, mineralogists, metallurgists, amalgamators, geophysicists, smelters, quarry owners, quarrymen and brickmakers;

•	to buy, sell, refine and deal in bullion, specie, coin and precious and base metals, and also precious stones and other products of mining; and

•	to employ and pay mining experts, agents and other persons, partnerships, companies or corporations, and to organize, equip and dispatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands, farms, districts, territories and properties in any part of the world, whether the same are the property of Harmony or otherwise.

Directors

Disclosure of Interests

A Harmony director may not vote in respect of any contract or arrangement in which he or she is interested, and may not be counted in the quorum for the purpose of any resolution regarding such a contract or arrangement. This restriction does not apply, however, to:

•	any arrangement for giving the director a security or indemnity in respect of money lent, or an obligation undertaken, by such director for the benefit of Harmony;

•	any arrangement by which Harmony gives any security to a third party in respect of a debt or obligation of Harmony for which the director himself or herself has assumed responsibility, in whole or in part, whether under a guarantee or indemnity or by the deposit of a security;

•	any contract by the director to subscribe for or underwrite shares or debentures of Harmony;

•	any contract or arrangement with a company other than Harmony, in which the director holds or controls, directly or indirectly, no more than one percent of shares representing either (i) any class of the equity share capital of that company or (ii) the overall voting rights of that company; or

•	any retirement scheme or fund which relates to both directors and to employees (or a class of employees) and does not accord to any director, as such, any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.

The restrictions preventing directors from voting in respect of contracts or arrangement in which they are interested may be suspended or relaxed at any time, either generally or in respect of particular circumstances, by the holders of 75% Harmony’s ordinary shares who are present and voting in a general meeting.

A director, notwithstanding his of her interest, may be counted in the quorum present at any meeting where: (i) he or she or any other director is appointed to hold any office or position of profit in Harmony; (ii) the directors resolve to exercise any of Harmony’s rights to appoint, or concur in the appointment of, a director to hold any office or position of profit in any other company; or (iii) the terms of any such appointment are considered or varied. At this meeting, each director may vote on the matters listed above, but no director may vote in respect of his or her own appointment, or the arrangement or variation of the terms of his or her own appointment.

The restrictions described above do not prevent or debar any director, as a holder of any class of Harmony shares, from taking part in or voting upon any question submitted to a vote by that class at a general meeting, regardless of that director’s personal interest or concern.

Compensation

The remuneration of the directors of Harmony in their capacity as directors, including fees per directors meeting, and additional compensation for the performance of other services, such as serving on committees, may be established either by a majority of the holders of Harmony’s ordinary shares, present and voting in a general meeting, or by a majority of disinterested directors at a meeting of directors, provided they constitute a quorum.

Borrowing Powers

The Harmony directors may raise, borrow or secure the payment of any sums of money for Harmony’s purposes as they see fit. However, without the consent of a majority of the holders of Harmony’s ordinary shares present and voting in a general meeting, the aggregate principal amount outstanding in respect of monies raised, borrowed or secured by Harmony and any of its subsidiaries may not exceed the greater of (i) Rand 40 million or (ii) the aggregate amount, from time to time, of Harmony’s issued and paid up capital, plus the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, plus Harmony’s share premium account and the share premium accounts of Harmony’s subsidiaries.

The Companies Act provides that a company may only make a loan to its owner, director or manager with the prior consent of all the members of the company or pursuant to a special resolution relating to a specific transaction.

Rotation

At each annual general meeting of Harmony, one-third of the directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. At the next general meeting of shareholders, A. R. Fleming will retire by rotation, along with two other directors chosen prior to the meeting or selected by lot at the meeting. Retiring directors are eligible for re-election.

If a director is appointed to any Harmony executive office, his or her employment contract may provide that he or she shall be exempt from rotation for the lesser of (i) a period of 5 years or (ii) the period during which he or she continues to hold the relevant executive office. During the relevant period, the director in question shall not be taken into account in determining the retirement of directors by rotation. The number of directors who may be exempt from retirement by rotation in this manner shall not equal or exceed one-half of the total number of the directors at the time of the relevant director’s appointment. Currently none of Harmony’s directors are exempted from retirement under these provisions.

Qualifications

There is no age limit requirement with regard to retirement or non-retirement of directors. Directors are not required to hold any shares in Harmony to qualify them for appointment as directors.

Share Capital

As of June 30, 2002 and December 13, 2002, the authorized share capital of Harmony consisted of a total of Rand 130,479,452, divided into 260,958,904 ordinary shares with a par value of Rand 0.50 each. The terms of the ordinary shares are described in “—Description of Ordinary Shares” below. In addition, as of December 13, 2002, Harmony had issued and outstanding 4,236,642 warrants. Although the terms of the warrants are not set forth in Harmony’s Memorandum and Articles of Association, the warrants provide rights to subscribe for interests in Harmony’s share capital and are, therefore, described under “—Description of Harmony Warrants” below. Each warrant, when exercised, entitles the warrantholder to purchase one of Harmony’s ordinary shares at an exercise price equal to Rand 43.00 or the U.S. dollar equivalent, subject to certain adjustments described below.

Description of Ordinary Shares

This section summarizes the material provisions of Harmony’s ordinary shares as set out in Harmony’s Memorandum and Articles of Association, the Companies Act and the JSE listings requirements, each as currently in effect. It does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

Dividends

Either the Board or a majority of the holders of Harmony ordinary shares, voting in a general meeting, may, from time to time, declare a dividend to be paid to the registered holders of ordinary shares according to their respective rights and interests in the profits, measured in proportion to the number of ordinary shares held by them. Under South African law, a company’s equity may be distributed as a dividend, provided that any necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of the profits of the company. Cash dividends paid by Harmony will not bear any interest payable by Harmony. Dividends may be declared either free of, or subject to, the deduction of income tax and any other tax or duty which may be chargeable. There is currently no tax payable in South Africa by the recipients of dividends who are outside South Africa.

Dividends are declared payable to holders of ordinary shares who are registered as such on a record date determined by the Board, which must be after the later of the date of the dividend declaration or the date of confirmation of the dividend. The period between the record date and the date of the closing of the transfer registers in respect of the dividend shall be not less than 14 days.

Holders of Harmony ordinary shares, voting in a general meeting, may not declare a dividend greater that the amount recommended by the directors, but may declare a smaller dividend. Dividends will be paid to the holders of Harmony ordinary shares in proportion to the number of their shares. All unclaimed dividends may be invested or otherwise utilized by the Board for the benefit of Harmony until claimed; provided that dividends unclaimed after a period of twelve years from the date of declaration may be declared forfeited by the Board. Forfeited dividends revert to Harmony.

Any dividend or other sum payable in cash to a holder may be transmitted by a payment method determined by the directors, such as electronic bank transfer or ordinary post to the address of the holder recorded in the register or any other address the holder may previously have given to Harmony in writing. Harmony will not be responsible for any loss in transmission.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, including shares and debentures of any other company, in cash, or by one or more of such methods, as the Board may determine and direct at the time of the dividend declaration.

When any holders of Harmony ordinary shares reside outside of South Africa, the Board has the power, subject to any applicable laws or regulations, to declare a dividend in a relevant currency other than the Rand and to determine the date on which and the rate of exchange at which the dividend shall be converted into the other currency.

All cash dividends paid by Harmony are expected to be in Rand. Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends paid in Rand will be converted by the depositary to U.S. dollars and paid by the depositary to holders of ADRs, to the extent it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, net of conversion expenses of the depositary, and in accordance with the Deposit Agreement.

Voting Rights

Subject to any rights or restrictions attached to any class of ordinary shares, every holder of Harmony ordinary shares who is present in person at a shareholder meeting, or a person present as a representative of holders of one or more ordinary shares, shall on a show of hands have one vote, irrespective of the number of ordinary shares he holds or represents. Every holder of ordinary shares shall, on a poll, have one vote for every ordinary share held by him. A shareholder is entitled to appoint a proxy to attend and speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder. On a poll, a shareholder entitled to more than one vote (or his representative, proxy or agent) need not, if he votes, use all of his votes or cast all of his votes in the same way.

Distribution of Assets on Liquidation

In the event of voluntary or compulsory liquidation, dissolution or winding up, the assets remaining after payment of all the debts and liabilities of Harmony, including the costs of liquidation, will be applied to repay the amount paid up on Harmony’s issued capital to holders of Harmony ordinary shares and, thereafter, the balance will be divided pro rata among the holders of Harmony ordinary shares, subject to any special rights or conditions attaching to any shares. Any portion of Harmony’s assets may, upon such liquidation, dissolution or winding up, and with the approval of a special resolution, be paid to the ordinary shareholders by the distribution of specific assets or may be vested in trustees for the benefit of such ordinary shareholders.

Redemption/Purchase of Shares

No shares shall be issued which are redeemable by their terms or at the option of any party.

The Companies Act permits companies to establish share incentive trusts and provide funds with which such trusts may purchase securities (including debt and equity securities) of the company or its holding company. These securities are to be held by or for the benefit of employees, including salaried directors. The Companies Act also permits such a trust to loan funds to company employees for the purpose of purchasing or subscribing for Harmony securities, provided that such trusts may not loan funds to directors who do not hold salaried employment or office.

The Companies Amendment Act provides that, with effect from June 1, 1999, a company may approve the acquisition of its own shares by special resolution, if authorized to do so by its articles. A company is not, however, permitted to make any form of payment to acquire any of its own shares if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its debts or if, after the payment, the consolidated assets of the company fairly valued would be less than the consolidated liabilities of the company. The procedure for acquisition of shares by a company is regulated, in the case of listed companies, both by the Companies Amendment Act and the Listings Requirements of the JSE. The Companies Amendment Act further provides that a company may make payments to its shareholders if authorized by its articles subject to the liquidity and solvency requirements described above.

Harmony is authorized pursuant to its Articles of Association to approve the acquisition of its shares by special resolution from time to time. Harmony is also authorized pursuant to its Articles of Association to make payments in cash or in specie to any class of its shareholders.

Issue of Additional Shares and Pre-emptive Rights

The Companies Act does not provide holders of any class of Harmony’s shares with pre-emptive rights. However, the JSE requires that any new issues of equity shares by companies listed on the exchange must first be offered to existing holders of such shares, in proportion to their current holding.

The JSE will, however, allow a company to issue shares to third parties without first offering them to existing shareholders, in circumstances such as the following:

•	pursuant to an employee share incentive scheme the terms of which have been approved by the holders of the relevant class of shares in a general meeting;

•	for the acquisition of an asset, provided that if the issue is more than 30% of the company’s issued share capital, a simple majority of holders of ordinary shares present and voting, must vote in favor of the acquisition;

•	to raise cash by way of a general issue in the discretion of the directors (but not to related parties) of up to 15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-day weighted average trading price prior to the determination date, provided that the holders of ordinary shares, present and voting at a general meeting, must approve the granting of such authority to the directors by a 75% vote; or

•	to raise cash by way of a specific issue of a specified number or a maximum number of shares for cash provided that the holders of ordinary shares, other than controlling shareholders, present and voting, vote in favor of the resolution to issue the shares at a general meeting by a 75% vote. In terms of JSE listings requirements, the circular to be sent to all shareholders informing them of the general meeting must include, inter alia:

i.	details of the persons to whom the shares are to be issued if such persons fall into the following categories or other categories identified by the JSE: directors of the company or its subsidiaries or their associates; trustees of employee or directors’ share scheme or pension funds; any person having the right to nominate directors of the company; and certain shareholders holding more than 10% of the issued share capital;

ii.	if the persons to whom the shares are to be issued are related parties, an independent expert’s opinion that the issue price is fair and reasonable; and

iii.	should the maximum size of the issue equal or exceed 30% of the company’s issued share capital, full listing particulars, which include, inter alia, a reporting accountant’s report and, in the case of a mining company, a competent person’s report setting out technical details of the company’s operations and assets.

Transfer of Shares

Owners of Harmony ordinary shares may transfer any or all of their shares in writing in any common form or in any form approved by the Harmony directors. Every instrument of transfer must be executed by the transferor or, if the directors so determine, by the transferor and the transferee. The transferor will remain the holder of the ordinary shares transferred until the name of the transferee is entered in Harmony’s register of members in respect of such ordinary shares.

The Board may refuse to recognize any instrument of transfer that is not duly stamped (if required) or is not accompanied by appropriate evidence of the transferor’s title. Such right of refusal will not prevent dealings occurring on an open and proper basis. Harmony retains all instruments of transfer that are registered. Any instrument of transfer that the Board refuses to register is, except in the case of fraud, returned on demand to the person depositing such instrument.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority’s decision. There may also be common law personal actions available to a shareholder of a company.

The fiduciary obligations of directors may differ from those in the U.S. and certain other countries. In South Africa, the common law imposes on directors a duty to act with care, skill and diligence and fiduciary duties, which include the duty to conduct the company’s affairs honestly and in the best interests of the company.

Description of Harmony Warrants

The following is a summary of the material terms of the warrants and the warrant agency agreement, dated as of June 29, 2001, between Harmony and The Bank of New York, as U.S. warrant agent. This summary is subject to and qualified in its entirety by reference to the terms of the warrants and the warrant agency agreement.

General

Each warrant, when exercised, entitles the warrantholder to purchase one of Harmony’s ordinary shares at an exercise price of Rand 43.00 per ordinary share or the U.S. dollar equivalent determined as described in this annual report, in each case subject to adjustment from time to time as described in this annual report. See “Prospectus Summary—The Offering.” Warrantholders may elect to receive delivery of ordinary shares in the form of ADSs. The exercise price may be paid in Rand or in U.S. dollars, with the U.S. dollar exercise price determined in the manner described below. Holders exercising their warrants through the U.S. warrant agent, must pay the U.S. dollar exercise price and warrantholders electing to receive delivery of ADSs must exercise their warrants through the U.S. warrant agent. The exercise price and the number of ordinary shares issuable upon exercise of a warrant are both subject to adjustment from time to time as described below. You should review the sections “Description of Harmony Ordinary Shares” and “Description of American Depositary Receipts” for a general description of the ordinary shares and ADSs that will be delivered upon the exercise of the warrants. The warrant agency agreement includes provisions that affect the exercise and transfer of warrants through the U.S. warrant agent.

The warrants may be exercised on any business day on or before June 29, 2003, or the expiration date, subject to certain exceptions described below. A business day is any day, excluding Saturday and Sunday, on which banking institutions are generally open for normal banking business in Johannesburg and New York. Any warrant not exercised before 5:00 p.m. (Johannesburg time) on the expiration date will become void, and all rights of the warrantholders under the warrants and the warrant agency agreement will cease.

The warrants were issued in registered, certificated form or, at the warrantholder’s option, electronically in paperless, dematerialized form through the STRATE system. See “Item 9. The Offer and Listing—The JSE Securities Exchange South Africa.” Harmony is entitled to issue one certificate in respect of any number of warrants held by the same warrantholder. Harmony is entitled to treat the registered holder of any warrant on the warrant register as the owner in fact of such warrant for all purposes and is not bound to recognize any other claim to or interest in such warrant on the part of any other person or entity. A register for all warrants is maintained by Harmony’s transfer secretary in South Africa. A sub-register for the warrants is maintained by the U.S. warrant agent.

During the period in which the warrants may be exercised, no portion of the ordinary share capital of Harmony will be repaid or redeemed while any of the warrants are unexercised.

Exercise of the Warrants

In order to exercise all or any of its warrants, a warrantholder is required to deliver to the U.S. warrant agent or Harmony’s transfer secretaries in South Africa, as applicable, an executed exercise and surrender form, a warrant certificate and payment of the exercise price. The exercise and surrender form can be obtained from the U.S. warrant agent or the transfer secretaries upon request. Warrantholders electing to receive ADSs upon exercise of the warrants may send the documents referred to above only to the U.S. warrant agent. If a holder elects to exercise through the U.S. warrant agent, the exercise price, any fees, except issuance fees, of the depositary and taxes, if any, must be paid in U.S. dollars. If a holder is paying in Rand, the documents referred to above, together with the exercise price, must be sent to Harmony’s transfer secretaries in South Africa. With respect to any exercise, warrantholders will need to indicate in the exercise and surrender form, among other things, the amount of warrants being exercised and whether it wants to receive ordinary shares or ADSs.

Payment of the exercise price may be made in the form of a check or bank draft payable to Harmony (or, in the case of payments made through the U.S. warrant agent, to the U.S. warrant agent for the account of Harmony) or by wire transfer of immediately available funds to an account of Harmony’s that will be specified in the exercise and surrender form. Warrantholders electing to pay in U.S. dollars must forward the documents referred to above, with the exception of the exercise price, to the U.S. warrant agent or the transfer secretaries, in accordance with the above procedures. If the holder elects to receive ADSs, these documents must be forwarded to the U.S. warrant agent. Upon receipt of such documents, the U.S. warrant agent or transfer secretaries will calculate the exercise price for the warrants being exercised based on the applicable U.S. dollar/Rand exchange rate, using the noon buying rate for Rand in effect on the business day preceding the date on which such documents were posted or otherwise sent (evidence of which may be provided by a post mark or other reasonable means). The U.S. warrant agent or the transfer secretaries will inform the warrantholder by telephone, facsimile or other reasonably prompt means of the amount payable in U.S. dollars, which the warrantholder will be required to send by check or bank draft payable to Harmony or by wire transfer of immediately available funds to an account of Harmony’s that will be specified in the exercise and surrender form. Any determinations by the U.S. warrant agent or the transfer secretaries of U.S. dollar amounts owed by warrantholders will be binding, conclusive and final. The U.S. warrant agent or the transfer secretaries have the right to treat a purported exercise of warrants in U.S. dollars as void in the event of unreasonable delay in payments by a warrantholder regardless of the reason for the delay and, in such circumstances, warrantholders may be subject to a penalty or fee before their warrant certificates and exercise and surrender forms are returned. Warrantholders electing to pay in U.S. dollars must allow adequate time for determination of the amount payable in U.S. dollars and payment of that amount prior to the expiration date in order to validly exercise warrants.

Once the exercise and surrender form, warrant certificate and payment have been received by the U.S. warrant agent or transfer secretaries pursuant to the terms of the exercise and surrender form, the warrants will be deemed to be irrevocably exercised, unless the directors of Harmony determine otherwise in the circumstances set forth below under “—Closed Periods” and “—Blackout Periods,” and the warrants will be cancelled. If a warrantholder produces evidence and signs a form satisfactory to Harmony that a warrant certificate has been lost or destroyed, Harmony may dispense with the requirement to surrender the certificates upon exercise. If a certificate has been defaced, lost or destroyed, it may be replaced on such terms, if any, as Harmony’s directors deem appropriate, including terms regarding any evidence and indemnities required to be delivered by the warrantholder.

Closed Periods

A warrant may not be exercised:

•	after 5:00 p.m. (Johannesburg time) on the expiration date; and

•	at any time between the date on which Harmony declares a dividend on its ordinary shares and the date on which Harmony’s shareholders must be registered to receive that dividend.

Blackout Periods

Although Harmony is responsible for ensuring that the registration statement relating to the ordinary shares to be delivered on exercise of the warrants and this annual report are kept current regarding any material developments with respect to Harmony and its operations, it is possible that the registration statement or prospectus may not be current during certain periods when a development has arisen but is not immediately reflected in the registration statement and prospectus. During these periods, the U.S. warrant agent or transfer secretaries, acting on behalf of Harmony, will refuse to permit a warrantholder to exercise its warrants to the extent the warrantholder has not certified in the exercise and surrender form that it is outside the United States. Harmony will notify the U.S. warrant agent of any closed or blacked-out periods promptly after such period has been determined.

Issuance of Harmony Ordinary Shares and ADSs

No later than 14 days after the valid exercise of a warrant, Harmony will allot the ordinary share in respect of the exercised warrant to the exercising warrantholder or, if the warrantholder has elected to receive ADSs, to the U.S. warrant agent, for deposit with the depositary for the ADSs. If the exercising warrantholder has elected to receive an ordinary share, but has not elected to have that ordinary share delivered through STRATE, Harmony will issue a share certificate in respect of the ordinary share no later than 21 days after the date the warrant is exercised. Harmony will apply to each stock exchange on which its ordinary shares are listed for the admission to listing of the ordinary shares issued pursuant to the exercise of the warrant, as soon as practicable after issue of the ordinary shares. With respect to ADSs, the U.S. warrant agent will deliver, as promptly as practicable, ADSs to the warrantholder following the depositary’s receipt of ordinary shares from Harmony and the U.S. warrant agent’s receipt of such ADSs from the depositary, and Harmony will cause the ADSs to be listed on the New York Stock Exchange. If not all of the warrants held under the warrantholder’s warrant certificate are exercised, Harmony will issue, along with the ordinary shares, free of charge, a new warrant certificate in the name of the warrantholder for the balance of the unexercised warrants.

Warrantholders are responsible for ensuring that any exercise of warrants is made in compliance with applicable securities and other laws in their jurisdiction, including, in the case of warrantholders in the United States, applicable securities laws of any State of the United States.

Not less than six weeks nor more than two months before the expiration date, Harmony will send written notice to each warrantholder, reminding them that their warrants expire on the expiration date.

Transfers of the Warrants

Any warrant may be transferred to another party. Warrantholders transferring through the South African transfer secretaries may be required to give written notice signed by the transferring warrantholder and the warrant certificate to the South African transfer secretaries. A warrant certificate must accompany the written notice of these transfers unless such notice has been certified under Section 136 of the South African Companies Act, 1973 or the directors of Harmony consent to the transfers without certificate upon good cause being shown. Harmony may decline to recognize the written notice of transfer of the warrant if the stamp duty has not been paid, the warrant certificate, if necessary, is not included, or if the evidence produced is insufficient to show the right of the transferor to make the transfer. To the extent that any warrants clear and settle through the facilities of the Depository Trust Company, these transfer procedures, and other procedures, may be adjusted as appropriate and in accordance with customary practice.

If a warrant is transferred, the new warrantholder will be entitled to a certificate for the warrant as promptly as practicable following registration of the transfer. A service charge may be assessed for registration of transfer or exchange upon surrender of any warrant at the office of the U.S. warrant agent or the transfer secretaries, including exchanges of warrants between the U.S. register and the South African register. Stamp duty or other governmental charges may be payable upon transfer. Harmony may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrants.

Warrantholders are responsible for ensuring that any transfer of warrants is made in compliance with applicable securities and other laws in their jurisdiction, including, in the case of warrantholders in the United States, applicable securities laws of any State of the United States.

Rights as Warrantholders

Holders of unexercised warrants are not entitled, as such, to any rights of a shareholder, including the right to receive dividends or other distributions, vote on matters submitted to Harmony’s shareholders, receive notice of any meeting of the shareholders, consent to any action of the shareholders or receive notice of any other shareholder proceedings.

Harmony is obligated to send to each warrantholder a copy of its annual financial statements and each circular, notice or other document that is sent to its shareholders.

Adjustments

Harmony will notify warrantholders and the U.S. warrant agent if it proposes to:

•	give its shareholders a right to subscribe for new ordinary shares or other new securities by way of a rights issue, rights offer or otherwise; or

•	allot any ordinary shares which are credited as fully paid by way of capitalization of profits or reserves, but not paid up out of distributable reserves, and issued in lieu of a cash dividend, to shareholders.

If such a proposal is made, warrantholders may exercise their warrants in order to participate. With respect to warrants that are not exercised, Harmony’s directors may use their discretion to adjust the number of ordinary shares for which the warrantholder may exercise and/or the exercise price of those warrants accordingly. Harmony will notify the holders of unexercised warrants and the U.S. warrant agent within 28 days after the record date of any such proposed action, as described above, of any adjustments made to the terms of the warrants, including the amount of ordinary shares to be subscribed on any subsequent exercise of a warrant and the exercise price. Harmony will send out new warrant certificates reflecting any such adjustment.

Upon any consolidation or subdivision of Harmony’s ordinary shares, the number of ordinary shares to be purchased under the warrants will be reduced or increased in proportion and/or the exercise price will be adjusted accordingly. The auditors of Harmony at the time of the consolidation or subdivision will certify the correctness of the adjustments, and notices of the adjustments and new warrant certificates will be sent to warrantholders and the U.S. warrant agent within 28 days of such certification.

Neither Harmony nor the U.S. warrant agent is required to deliver fractional ordinary shares, ADSs or warrants as a result of any adjustments described in this section.

Changes in Control and Winding Up

In the event of a change of control of Harmony, in circumstances where the Securities Regulation Panel of South Africa does not require the acquiror to make a comparable offer to warrantholders to acquire their warrants, Harmony will use reasonable efforts to procure that the acquiror nevertheless makes a comparable offer (which may involve a condition that a warrantholder who accepts the offer remains liable to pay the exercise price) to the warrantholders.

If an order is made by a court or an effective resolution is passed for the winding up of Harmony (except for the purpose of a reconstruction, amalgamation or on terms which have been consented to or sanctioned by warrantholders), Harmony will give notice of such winding up to all warrantholders. Warrantholders will then have the right, within a reasonable period set by the liquidator, to elect for the purpose of such winding up to remain warrantholders or to exercise their warrants at the warrant exercise price with effect from the date of commencement of the winding-up. Warrantholders who so exercise their warrants will be entitled to be paid out of the assets of Harmony available for distribution on the same terms as other the ordinary shareholders of Harmony.

Amendments

The terms and conditions of the warrants may not be cancelled, amended or supplemented and Harmony will not modify the rights attaching to its existing ordinary shares or issue shares or warrants for shares or other securities which are convertible into shares if those shares or warrants for shares or other securities carry more favorable voting, dividend or capital rights than the rights carried by Harmony’s then existing issued ordinary shares except with either:

•	the consent in writing of the registered warrantholders entitled to subscribe for at least three-fourths in nominal amount of the ordinary shares attributable to the then unexercised and outstanding warrants; or

•	the prior approval of a resolution passed at a separate meeting of the holders of the warrants,

except that the directors of Harmony may make modifications to the terms and conditions of the warrants which are of a formal, minor or technical nature, or made to correct a manifest error.

Harmony will give notice to each warrantholder of any changes, supplements or amendments made to the terms and conditions of the warrants pursuant to the two procedures described in the paragraph above, but not any which are of a formal, minor or technical nature, or made to correct a manifest error.

Reservation of Ordinary Shares

At all times while a warrant is unexercised, Harmony will have in reserve sufficient unissued ordinary shares under the control of its directors for allotment and issue to the holders of unexercised warrants.

Governing Law

The warrants are governed by the laws of South Africa. The warrant agency agreement is governed by the laws of the State of New York.

Variation of Rights

Harmony may vary the rights attached to any issued or not yet issued shares by special resolution. However, if at any time the issued share capital is divided into different classes of shares, the rights attached to any class may not be varied except with the consent in writing of the holders of at least 75% of the issued shares of that class or through a resolution passed at a separate general meeting of the holders of the shares of that class. The quorum for such a meeting shall be the lesser of (i) 3 shareholders or (ii) 75% of the shareholders of that class, present in person or by their representatives, agents or proxies, provided that such shareholders must control or hold at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.

Changes in Capital or Objects and Powers of Harmony

The provisions of Harmony’s Memorandum and Articles of Association pertaining to changes in Harmony’s share capital and powers are substantially equivalent to the provisions of the Companies Act. Harmony may by special resolution:

•	increase its authorized or paid-up share capital;

•	consolidate and divide all or any part of its shares into shares of a larger amount;

•	increase the number of its no par value shares without an increase of its stated capital;

•	sub-divide all or any part of its shares having a par value;

•	convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value and vice versa;

•	convert its stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

•	vary the rights attached to any shares whether issued or not yet issued;

•	convert any of its issued or unissued shares into shares of another class;

•	convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of its issued shares into preference shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled; or

•	reduce the authorized share capital.

Harmony may by ordinary resolution:

•	reduce its issued share capital;

•	reduce its stated capital; or

•	reduce its capital redemption reserve fund and share premium account.

Meetings of Shareholders

The Harmony directors may at any time convene general meetings of Harmony’s shareholders. The directors shall convene a general meeting upon request of shareholders in accordance with the provisions of the Companies Act. No more than fifteen months may elapse between the date of one annual general meeting and the next, and the annual general meeting shall be held within six months after the expiration of each financial year of Harmony.

Harmony is required to provide its members with written notice of meetings, which shall specify the place, the day and time of the meeting. In every notice calling a meeting of Harmony or of any class of members of Harmony, there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote in lieu of such person and that a proxy need not also be a member. Notice of a general meeting shall be given to the JSE and to the following persons and no other person shall be entitled to receive notice of general meetings:

•	to every member of Harmony except any member who has not supplied to Harmony a registered address for the giving of notices;

•	to every person entitled to a share in consequence of the death or insolvency of a member;

•	to the directors and auditor for the time being of Harmony; and

•	by advertisement to the holders of share warrants to bearer.

Annual general meetings and meetings calling for the passage of a special resolution require twenty-one days’ notice in writing. Any other general meeting requires no less than fourteen days’ notice in writing. A meeting called upon shorter notice shall be deemed to have been duly called if a majority in number of the members having a right to attend and vote at the meeting agree to such a shortened notice period, and if such members hold no less than 95% of the total voting rights of all members.

Harmony business may be transacted at a general meeting only when a quorum of members is present. Three members present personally or by representative and entitled to vote are a quorum.

The annual general meeting deals with and disposes of all matters prescribed by the Harmony Articles of Association and by the Companies Act, including:

•	the consideration of the annual financial statements and report of the auditors;

•	the election of directors;

•	the appointment of auditors; and

•	any business arising from the annual financial statements considered at the meeting.

The holder of a general or special power of attorney given by a member, whether the holder is a member or not, shall be entitled to attend meetings of Harmony or of any class of members of Harmony and to vote at such meetings if so authorized by the power of attorney. Any member may appoint a proxy, who need not be a member, to attend, speak and, subject to the provisions of the Companies Act, to vote in his place on a show of hands and on a poll at any general meeting or at any meeting of any class of members. The instrument appointing a proxy to vote at a meeting of Harmony and the power of attorney or other authority shall be deposited at the transfer office of Harmony not later than 48 hours (excluding Saturdays, Sundays and Public Holidays) before the meeting at which the person empowered proposes to vote. No instrument appointing a proxy shall be valid after the end of a period of 6 months commencing on the date on which it is signed unless otherwise expressly stated in the proxy.

Title to Shares

The registered holder or holders of any shares shall, during his or their respective lifetimes and while not subject to any legal incapacity, be the only person or persons recognized by Harmony as having any right to, or in respect of, such shares and, in particular, Harmony shall not be bound to recognize:

•	That the registered holder or holders hold such shares upon trust for, or as the nominee of, any other person; or

•	That any person, other than the registered holder or holders, holds any contingent, future or partial interest in such shares or any interest in any fractional part of any of such shares.

Where any share is registered in the names of two or more persons they shall be deemed to be joint holders. Accordingly where any member dies, the survivor or survivors, where the deceased was a joint holder, and the executor of the deceased, where the deceased was the sole holder, shall be the only persons recognized by Harmony was having any right to the interest of the deceased in any shares of Harmony.

Harmony may enter in the register as member, nomine officii, of Harmony, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of Harmony or of a member whose estate has been sequestrated or of a member who is otherwise under disability or as liquidator of any body corporate in the course of being wound up which is a member of Harmony, and any person whose name has been so entered in the register shall be deemed to be a member of Harmony.

Non-South African Shareholders

There are no limitations imposed by South African law or by the Articles of Association of Harmony on the rights of non-South African shareholders to hold or vote Harmony’s ordinary shares or securities convertible into ordinary shares.

Disclosure of Interest in Shares

Until recently, there was generally no requirement in South Africa for persons or a group of persons acting in concert to disclose a beneficial ownership interest in shares. Pursuant to the Companies Amendment Act Number 37 of 1999, where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities so held, it is obliged, at the end of every three-month period after June 30, 1999 (i.e., commencing on September 30, 1999), to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in, a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Changes in Control

There are various procedures under the Companies Act whereby mergers and takeovers can be effected. These procedures are not exclusive and there are a variety of techniques that can be used to acquire control. All of these procedures are, however, subject to control by the Securities Regulation Panel and the requirements embodied in the Securities Regulation Code on Take-overs and Mergers shall be adhered to. The JSE Listing Requirements also contain certain requirements with regard to the process involved in a merger or takeover. While the requirements of the Securities Regulation Panel and the JSE Listings Requirements might have the general effect of delaying, deferring or preventing a change in control of a company, Harmony’s Memorandum and Articles of Association do not impose additional restrictions on mergers or takeovers.

Register of Members

Harmony keeps a register of shareholders at Harmony’s office and at the office of Harmony’s transfer secretaries in South Africa, and Harmony’s transfer secretaries in the United Kingdom keep a branch shareholders’ register at their offices.

The register of members includes:

•	the names and address of the members;

•	the shares held by each member, distinguishing each share by its denoting number, if any, by its class or kind, and by the amount paid or deemed to be paid thereon;

•	the date on which the name of any person was entered in the register as a member; and

•	the date on which any person ceased to be a member.

Annual Report and Accounts

The Board is required to keep such accounting records and books of account as are prescribed by the Companies Act.

The directors will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE rules. Harmony will deliver a copy of the annual report and annual financial statements to every member not less than twenty-one days prior to the date of each annual general meeting.

MATERIAL CONTRACTS

Harmony enters into material contracts in connection with its business, as described in “Item 4. Information on the Company—Business” and in connection with financing arrangements, as described in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” In addition, in fiscal 2002, Harmony entered into contracts with respect to its shareholdings, as described in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

EXCHANGE CONTROLS

Introduction

The following is a general outline of South African exchange controls. Investors should consult a professional adviser as to the exchange control implications of their particular investments.

The Republic of South Africa’s exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and between residents and non-residents of the Common Monetary Area are subject to these exchange control regulations which are enforced by the SARB.

Although the exchange rate of the Rand is primarily market-determined, its value at any moment cannot be considered a true reflection of the underlying value of the Rand while exchange controls exist. The South African Government has stated repeatedly that it is committed to phasing out controls in a prudent manner. In line with this commitment, the Financial Rand (part of the dual currency scheme which then existed) was abolished in 1995, and there has subsequently been a practice of leniency in applying certain capital ratios.

In view of the many inherent disadvantages of exchange controls, such as the distortion of the price mechanism, the problems encountered in the application of monetary policy, the detrimental effects on inward foreign investment and the large administrative costs, the South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances are favorable. Exchange controls were partially relaxed in 1996 and further relaxations occurred in 1997, 1998 and 1999 and were announced in the budget speech of the South African Finance Minister on February 24, 2000. The gradual approach to the abolition of exchange controls adopted by the South African Government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is to reach a point where there is equality of treatment between residents and non-residents in relation to inflows and outflows of capital. Unlimited outward transfers of capital are not permitted at this stage, but the emphasis of regulation is expected to be increasingly on the positive aspects of prudential financial supervision.

The comments below relate to exchange controls in force at June 30, 2002. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.

Government Regulatory Considerations

Generally, the making of loans to Harmony or its subsidiaries, the ability of Harmony and its subsidiaries to borrow from non-South African sources and the repatriation of dividends, interest and royalties by Harmony will be regulated by the Exchange Control Department of the SARB. Harmony is also required to seek approval from the SARB to use funds held in South Africa to make investments outside of South Africa. The use of proceeds of this offering for purposes outside South Africa would require an application to and approval by the SARB.

A foreign investor may invest freely in shares in a South African company, whether listed on the JSE or not. The foreign investor may also sell his or her share investment in a South African company and transfer the proceeds out of South Africa without restriction. However, when the company is not listed on the JSE, the SARB must be satisfied that the sale price of any shares reflects fair market value.

If a foreign investor wishes to lend capital to a South African company, the prior approval of the SARB must be sought mainly in respect of the interest rate and terms of repayment applicable to such loan.

Where 75% or more of a South African company’s capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an “affected person” by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. Harmony is not, and has never been, designated an “affected person” by the SARB.

Sale of Shares

Under present South African exchange control regulations, the ordinary shares and ADSs of Harmony are freely transferable outside the Common Monetary Area between non-

residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words“non-resident.”

Dividends

Although payments to non-South African residents are subject to SARB approval, in practice, dividends are freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB. “Affected persons” must apply for SARB approval for the remittance of dividends offshore if such companies have made use of local borrowing facilities.

As a general matter, an “affected person” that has accumulated historical losses may not declare dividends out of current profits unless and until that person’s local borrowings do not exceed the local borrowings limit.

Interest

Interest on foreign loans is freely remittable abroad, provided the loans receive prior SARB approval.

Voting Rights

There are no limitations on the right of non-resident or foreign owners to hold or vote Harmony’s ordinary shares imposed by South African law or by Harmony’s charter.

CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS

The discussion in this section is based on current law. Changes in the law may alter the tax treatment of Harmony’s ordinary shares, warrants or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Harmony’s ordinary shares, warrants or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares, warrants or ADSs who are not residents of and who do not carry on business in South Africa, and who hold ordinary shares, warrants or ADSs as capital assets (that is, for investment purposes). Harmony recommends that you consult your own tax advisor about the consequences of holding Harmony’s ordinary shares, warrants or ADSs, as applicable, in your particular situation.

The following discussion represents the views of Cliffe Dekker Fuller Moore Inc., South African counsel to Harmony.

Dividends

With effect from October 1, 1995, South Africa repealed all legislation imposing any withholding tax on dividends. Consequently, Harmony will not be obliged to withhold any form of non-resident shareholders’ tax on dividends paid to non-residents of South Africa.

Capital Gains Tax

A capital gains tax was introduced in South Africa with effect from October 1, 2001. Accordingly, a capital gains tax will be imposed on capital gains realized or shares sold in a South African company. However, only those sellers of shares who are residents of, or have a permanent business establishment in, South Africa will be liable for the tax. The Convention between South Africa and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains only permits the imposition of an income or withholding tax on gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services.

Stamp Duty on the Shares and Warrants

South African stamp duty is payable by the company upon the issue of shares at the rate of 0.25% of the higher of the consideration or the market value of the issue price. Such stamp duty will be paid by Harmony. While no stamp duty is payable upon the issue of warrants, stamp duty will be payable by Harmony upon the issue of shares pursuant to the exercise of warrants.

On a subsequent registration of transfer of shares or transfer of warrants, South African stamp duty is generally payable for off-market transactions (i.e., other than through a stockbroker) and a marketable securities tax, or MST, is generally payable for on-market transactions (i.e., through a stockbroker), each at 0.25% of the market value of the shares concerned or, in the case of warrants, the sale value. South African stamp duty and MST is payable regardless of whether the transfer is executed within or outside South Africa. In respect of transactions involving dematerialized shares or warrants, uncertified securities tax will be payable at the same rates.

There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Transfers of ADSs between non-residents of South Africa will not attract South African stamp duty; however, if securities are withdrawn from the deposit facility or the relevant Deposit Agreement is terminated, stamp duty will be payable on the subsequent transfer of the shares. An acquisition of shares from the depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to South African stamp duty at the same rate as stamp duty on a subsequent transfer of shares, upon the registration of the investor as the holder of shares on the company’s register.

Capitalization Shares

Capitalization shares distributed at the option of holders of shares in lieu of cash dividends do not incur secondary market tax, or STC, and it has become common practice for listed South African companies to offer capitalization shares in lieu of cash dividends. No South African tax (including withholding tax) is payable in respect of the receipt of these shares by the recipients thereof.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Except as described below under the heading “Non-U.S. Holders,” the following summary describes the material U.S. federal income tax consequences for a U.S. holder of owning the ordinary shares and owning and exercising warrants. For purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the ordinary shares and the warrants. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares and warrants. In particular, this summary deals only with U.S. holders that will hold the ordinary shares and warrants as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares or warrants as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization, or person whose “functional currency” is not the U.S. dollar.

This summary is based on laws, regulations, rulings, and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your own tax advisors about the tax consequences of holding the ordinary shares and warrants, or of exercising the warrants, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, or other tax laws.

If you are not a U.S. holder, or a non-U.S. holder, the discussion below under “—Non-U.S. Holders” will apply to you.

ADSs

In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends

The gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to U.S. federal income taxation as foreign source dividend income.

Dividends paid in South African Rand will be includible in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depositary receives, in the case of the ADSs) the dividend. You generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into U.S. dollars immediately upon receipt by the applicable party.

Exercise of Warrants

In general, you will not recognize any gain or loss when you exercise your warrants. The tax basis of the ordinary shares you receive when you exercise your warrants will be equal to your tax basis, as adjusted, in the warrants so exercised, plus the exercise price. Your holding period for the ordinary shares received upon exercise of your warrants will not include the period during which you held the warrants.

The exercise price of the warrants is subject to adjustment under certain circumstances. For U.S. federal income tax purposes, adjustments that have the effect of increasing the proportionate interest of a U.S. holder of the warrants in Harmony’s assets or earnings can give rise to deemed dividend income to such holder. In some circumstances (e.g., a distribution of our stock or rights to acquire our stock to holders of ordinary shares), a failure to adjust the exercise price could also give rise to deemed dividend income to a U.S. holder of ordinary shares.

Capital Gains

If you sell your ordinary shares or warrants, you will recognize capital gain or loss in an amount equal to the difference between the amount you realize on the sale and your adjusted tax basis in the ordinary shares or warrants. You will recognize a capital loss if you fail to exercise a warrant prior to its expiration date. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares or warrants for more than one year. Long-term capital gain recognized by an individual U.S. holder is generally subject to a maximum tax rate of 20%. Your ability to offset capital losses against income is subject to limitations.

Deposits and withdrawals of ordinary shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

To the extent that you incur South African stamp duty, MST or uncertified securities tax in connection with a transfer or withdrawal of ordinary shares or warrants as described under “—Certain South African Tax Considerations—Stamp Duty on the Shares and Warrants” above, such stamp duty, MST or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.

Non-U.S. Holders

If you are a non-U.S. holder of the ordinary shares, you generally will not be subject to U.S. federal income or withholding tax on dividends received on such ordinary shares, unless such income is effectively connected with your conduct of a trade or business in the United States. If you are a non-U.S. holder of the ordinary shares or warrants, you will also generally not be subject to U.S. federal income or withholding tax in respect of gain realized on the sale of such ordinary shares or warrants, unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

Harmony’s Memorandum and Articles of Association may be examined at its principal place of business at the corner of Ward Avenue and Main Reef Road, Randfontein, 1760 South Africa. Harmony also files annual and special reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services. Harmony does not file electronically with the SEC, and the documents it files are not available on the website maintained by the SEC.

SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

General

Harmony is exposed to market risks, including credit risk, foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Harmony may enter into derivative financial instruments to manage these exposures. Harmony has policies in areas such as counterparty exposure and hedging practices, which have been approved by Harmony’s senior management. Harmony does not hold or issue derivative financial instruments for trading or speculative purposes.

In accordance with FAS 133, Harmony accounts for its derivative financial instruments as hedging transactions if the following criteria are met:

•	both the hedged item and the hedging instrument are specifically identified and documented;

•	management documents the nature of the hedging risk and identifies how the effectiveness of the hedge will be assessed;

•	the effectiveness of the hedge is tested regularly throughout the life of the hedge, and a hedging instrument is identified as highly effective if it is able to offset changes in the fair value of cash flows from the hedged item by between 80% and 125% of the price at which it was fixed;

•	any ineffectiveness of hedged instruments is recognized immediately in the income statement; and

•	in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur.

Foreign Currency Sensitivity

In the ordinary course of business, Harmony enters into transactions denominated in foreign currencies (primarily U.S. and Australian dollars). In addition, Harmony has investments and liabilities in U.S. dollars, Canadian dollars and Australian dollars. As a result, Harmony is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony does not generally hedge its exposure to foreign currency exchange rates. In December 2001, however, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of $192 million at an average exchange rate of Rand 11.20 per U.S. dollar. As of December 13, 2002, $15 million was remaining under these contracts at an average exchange rate of Rand 11.31 per U.S. dollar. Harmony’s objective in this hedging activity is to protect these revenues against the risk of the Rand strengthening against the U.S. dollar, as the gold price is U.S. dollar denominated and the costs of the Free State operations are generally Rand-denominated. This measure, however, is not expected to fully protect Harmony from sustained fluctuations in the value of the Rand relative to the U.S. dollar since it covers only a limited amount, it expires on December 31, 2002 and Harmony does not expect to renew or repeat it.

Harmony’s currency hedge contracts as of June 30, 2002 and November 30, 2002 are set forth below.

	Fiscal Year of Expiration 2003	Total	Fair Value

			($ millions)
Forward Contracts
Volume ($ millions) as of June 30, 2002	90	90	4,458
R/$1.00 exchange rate at June 30, 2002	11.21	11.21
Volume ($ millions) as of November 30, 2002	15	15	2,604
R/$1.00 exchange rate at November 30, 2002	11.31	11.31

The fair values of Harmony’s currency hedge contracts were determined at specific points in time by comparing the contract price to the then current market price for the maturity date discounted to present value. These values are estimates that involve uncertainties and cannot be determined with precision.

A sensitivity analysis of the mark-to-market valuations of Harmony’s foreign currency hedges as of June 30, 2002 and November 30, 2002 is set forth below.

				R/$ exchange rates at June 30, 2002

Sensitivity to R/$ exchange rates as of June 30, 2002	R1.5	R1.0	R0.5	$1.00=R10.42	(R0.5)	(R1.0)	(R1.5)
Mark-to-market ($ millions)	(11.3)	(6.5)	(1.3)	4.5	10.8	17.9	25.9

				R/$ exchange rates at November 30, 2002

Sensitivity to R/$ exchange rates as of November 30, 2002	R1.5	R1.0	R0.5	$1.00=R9.30	(R0.5)	(R1.0)	(R1.5)
Mark-to-market ($ millions)	0.5	1.1	1.8	2.6	3.5	4.5	5.6

Harmony’s liability subject to risk of foreign currency exchange rate fluctuations amounted to $3.5 million at June 30, 2002 and $9 million at November 30, 2002. This amount reflects Harmony’s only foreign-currency denominated borrowing, which is U.S. dollar denominated debt from BAE Systems plc. See “Item 5. Operating and Financial Review and Prospects—Credit Facilities and Other Borrowings—Outstanding Credit Facilities and Other Borrowings.” Based on an exchange rate of Rand 10.20 per $1.00 (which was the average exchange rate for the fiscal year ended June 30, 2002), a hypothetical 10% appreciation of the Rand against the U.S. dollar would have had an estimated $0.10 million positive impact on Harmony’s annual income before tax and a hypothetical 10% devaluation of the Rand against the U.S. dollar would have had an estimated $0.10 million negative impact on Harmony’s annual income before tax. Harmony’s revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate because gold is generally sold throughout the world in U.S. dollars, but most of

Harmony’s operating costs are incurred in Rand. Appreciation of the Rand against the U.S. dollar increases working costs at Harmony’s South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from Harmony’s South African operations. See “Item 3. Key Information—Exchange Rates” and “Item 3. Key Information—Risk Factors—Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”

Commodity Price Sensitivity

General

The market price of gold has a significant effect on the results of operations of Harmony, the ability of Harmony to pay dividends and undertake capital expenditures, and the market prices of Harmony’s ordinary shares and warrants.

Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Harmony does not have any control. See “Item 3. Key Information—Risk Factors—The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.” The aggregate effect of these factors, all of which are beyond the control of Harmony, is impossible for Harmony to predict.

Harmony’s Hedge Policy

As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. For more detailed information on Harmony’s hedge policy, see “Item 4. Information on the Company—Business—Hedge Policy.”

Recently there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and, more recently, put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.

In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and

Hill 50). All of these hedge positions are now commodity sales agreements, under which Harmony must deliver a specified quantity of gold at a future date subject to the agreed-upon prices. For accounting purposes, these commodity sales agreements qualify for the normal purchase, normal sales exception. These commodity sales agreements covered, as of September 30, 2002, approximately 1,689,705 ounces over a seven-year period at an average strike price of A$532 per ounce ($287 at an exchange rate of $0.54 per A$1.00). Harmony intends to reduce the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements.

Commodity Sales Agreements

Harmony’s commodity sales agreements by type of agreement as of June 30, 2002 are set forth below.

	Maturity - Scheduled for Delivery in Fiscal Year

	2003	2004	2005	2006	2007	2008	2009	Total	Mark-to- market

									$000
Forward sales agreements[1]
Ounces	425,792	229,000	205,000	187,500	125,000	100,000	100,000	1,372,292	(69,667)
A$/ounce	514	522	524	523	514	518	518	519
Variable price sales agreementss with caps [2]
Ounces	62,425	175,500	130,000	40,000	—	—	—	407,925	(18,247)
A$/ounce	545	544	512	552	—	—	—	535
Variable price sales agreements with floors[3]
Ounces	33,000	—	—	—	—	—	—	33,000	53
A$/ounce	500	—	—	—	—	—	—	500
Total	521,217	404,500	335,000	227,500	125,000	100,000	100,000	1,813,217	(87,861)

[1]	Harmony must deliver ounces of gold at the prices indicated.

[2]	Harmony must deliver ounces of gold subject to the maximum price indicated.

[3]	Harmony must deliver ounces of gold subject to the minimum price indicated.

Harmony’s commodity sales agreements by type of agreement as of November 30, 2002 are set forth below.

	Maturity - Scheduled for Delivery In Fiscal Year

	2003	2004	2005	2006	2007	2008	2009	Total	Mark-to- market

									$000
Forward sales agreements[1]
Ounces	265,619	229,000	225,000	145,500	147,000	100,000	100,000	1,212,119	(62,921)
A$/ounce	517	522	523	525	515	518	518	520
Variable price sales agreements with caps[2]
Ounces	69,386	175,500	130,000	40,000	—	—	—	414,886	(17,072)
A$/ounce	566	544	512	552	—	—	—	538
Variable price sales agreements with floors[3]
Ounces	22,000	—	—	—	—	—	—	22,000	11
A$/ounce	500	—	—	—	—	—	—	500

Total	357,005	404,500	355,000	185,500	147,000	100,000	100,000	1,649,005	(79,982)

[1]	Harmony must deliver ounces of gold at the prices indicated.

[2]	Harmony must deliver ounces of gold subject to the maximum price indicated.

[3]	Harmony must deliver ounces of gold subject to the minimum price indicated

For accounting purposes, Harmony’s commodity sales agreements are treated as normal purchase, normal sales contracts. The mark-to-market values of these agreements were determined at specific points in time based on independent valuations, using present value methods or standard option value methods with assumptions about commodity prices based on those observed in the gold market. For the determination as of June 30, 2002, a gold price of $316.00 (A$557.42) per ounce was used, together with exchange rates of R10.42 per $1.00 and $0.57 per A$1.00 and prevailing market interest rates and volatilities. For the determination as of November 30, 2002, a gold price of $318.00 (A$567) per ounce was used, together with exchanges rate of R9.29 per U.S. dollar and $0.56 per Australian dollar and prevailing market interest rates and volatilities. These values are estimates that involve uncertainties and cannot be determined with precision.

Sensitivity Analysis

A sensitivity analysis of the mark-to-market valuations of Harmony’s commodity sales agreements as of June 30, 2002 is set forth below.

	Gold spot price at June 30, 2002

Sensitivity to $ gold spot price	$30	$20	$10	316	($10)	($20)	($30)
Mark-to-market ($ millions)	(164)	(122)	(105)	(88)	(71)	(55)	(39)

	Weighted average interest rate at June 30, 2002

Sensitivity to U.S. dollar and Australian dollar interest rates	1.5%	1.0%	0.5%	6.15	(0.5% )	(1.0% )	(1.5% )
Mark-to-market ($ millions)	(102)	(97)	(93)	(88)	(83)	(78)	(73)

	$/A$ exchange rates at June 30, 2002

Sensitivity to $/A$ exchange rates	A$0.15	A$0.10	A$0.05	$1.00=A$1.75	(A$0.05)	(A$0.10)	(A$0.15)
Mark-to-market ($ millions)	(152)	(129)	(108)	(88)	(70)	(53)	(38)

A sensitivity analysis of the mark-to-market valuations of Harmony’s commodity sales agreements as of November 30, 2002 is set forth below.

	Gold spot price at November 30, 2002

Sensitivity to $ gold spot price	$30	$20	$10	318	($10)	($20)	($30)
Mark-to-market ($ millions)	(125)	(110)	(95)	(80)	(65)	(51)	(37)

	Weighted average interest rate at November 30, 2002

Sensitivity to U.S. dollar and Australian dollar interest rates	1.5%	1.0%	0.5%	4.07	(0.5% )	(1.0% )	(1.5% )
Mark-to-market ($ millions)	(92)	(88)	(84)	(80)	(76)	(72)	(68)

	$/A$ Exchange rates at November 30, 2002

Sensitivity to $/A$ exchange rates	A$0.15	A$0.10	A$0.05	$1.00=A$1.78	(A$0.05	(A$0.10)	(A$0.15)
Mark-to-market ($ millions)	(137)	(116)	(97)	(80)	(64)	(50)	(83)

Commodity Hedging Experience

During fiscal 2000, Harmony recorded a gain on financial instruments of $8.6 million. This gain related primarily to the change in the mark-to-market of the speculative financial instruments held by Randfontein from March 1, 2000 to June 30, 2000, offset by the cost of closing out a portion of the speculative financial instruments during that period.

During fiscal 2001, Harmony acquired New Hampton, which had a hedge book of approximately 1.5 million ounces. In February 2001, as a condition of the commitment for financing of the syndicated loan facility that Harmony entered into with the acquisitions of the New Hampton and Elandskraal mines, Harmony protected some of its production from downward movements in the gold price by entering into put options relating to the delivery of 1 million ounces of Harmony’s 2001 and 2002 production. The put options covered 83,333 ounces per month for 12 months, commencing on March 29, 2001, at a price of Rand 64,000 per kilogram (Rand 1,990 per ounce). Harmony paid Rand 29 million to secure these put options.

These put options permitted Harmony to take advantage of increased gold spot prices by allowing the put options to expire without exercise, and merely provided Harmony with downside protection. Harmony closed out these put options during July 2001 and received Rand 3 million ($0.3 million). The gain on financial instruments of $7.6 million in fiscal 2001 related primarily to the change in mark-to-market of derivative financial instruments held by Randfontein between July 1, 2000 and June 30, 2001 and New Hampton between April 1, 2001 and June 30, 2001.

During fiscal 2002, Harmony acquired Hill 50, which had a hedge book of approximately 1,354,000 million ounces as of March 31, 2002. A condition of Harmony’s offer for Hill 50 was that each counterparty to hedge contracts with Hill 50 or any of its subsidiaries agree not to terminate, suspend or rescind these contracts. This condition of the offer was satisfied. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50). All of these hedge positions are now commodity sales agreements, under which Harmony must deliver a specified quantity of gold at a future date subject to the agreed-upon prices.

The percentage of Harmony’s total production that was hedged in fiscal 2000 was 1.8%, and the average price for production sold under the relevant hedging contracts was $317 per ounce of gold. The percentage of Harmony’s total production that was hedged in fiscal 2001 was 1.9%, and the average price for production sold under the relevant hedging contracts was $317 per ounce of gold. The percentage of Harmony’s total production (excluding production from the Free Gold assets) that was hedged in fiscal 2002 was 1%, and the average price for production sold under the relevant hedging contracts was $286 per ounce of gold.

Realization of Harmony’s commodity sales agreements is dependant upon the counterparties performing in accordance with the terms of the relevant contracts. Harmony selects well-established financial institutions as counterparties and has used ten different counterparties for its hedging arrangements that have been converted into commodity sales agreements. These counterparties consist of local and international banks, none of which have previously failed to perform as required under Harmony’s hedging arrangements. Although Harmony does not anticipate that any of the counterparties will in the future fail to perform as required under Harmony’s commodity sales agreements, Harmony’s agreements with the counterparties generally do not require the counterparties to provide collateral or other security to support financial instruments subject to credit risk, but do entitle Harmony to monitor the counterparties’ credit health in order to protect itself against exposure to the potential credit loss of the counterparties. The commodity sales agreements cover approximately 9% of Harmony’s production, individually and aggregated, over the seven years for which Harmony’s the commodity sales agreements exist. None of the counterparties are affiliates or related parties of Harmony.

In fiscal 2001, Harmony sold 2,140,043 ounces of gold at an average price of $276 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $535 million for fiscal 2001, a reduction of approximately $55 million in product sales. In fiscal 2002, Harmony sold 2,388,458 ounces of gold at average price of $283 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $597 million for fiscal 2002, a reduction of approximately $77 million in product sales. These figures exclude sales by the Free Gold Company.

The gold spot price on December 13, 2002 was $332 per ounce. During fiscal 2002, the gold spot price generally traded in a range from $265 to $327 per ounce.

With respect to the remaining forward sales agreements as at November 30, 2002, as long as the gold spot price is below a price range of A$515 to A$525 per ounce ($289 to $294 per ounce at an exchange rate of $0.56 to A$1.00) during the period that Harmony is required to deliver the quantities specified in the forward sales agreements, Harmony will benefit from the increased revenue received for the quantities sold under the forward sales agreements. Should the gold spot price increase above this price range, Harmony would not benefit from the higher gold spot price with respect to the quantities under the forward sales agreements.

With respect to the remaining variable price sales contracts with caps sold as at November 30, 2002, these options require Harmony to deliver the amounts of gold specified annually at the maximum price specified should the counterparty exercise its option. This will only occur should the gold spot price exceed the option price range of A$512 to A$566 per ounce ($287 to $317 per ounce at an exchange rate of $0.56 to A$1.00), and, as such, Harmony would not benefit from a gold spot price in excess of this option exercise price range for these quantities.

With respect to the remaining variable price sales contracts with floors purchased as at November 30, 2002, these options require the counterparty to accept Harmony’s delivery of the amounts of gold specified annually should Harmony exercise its option. This will only occur should the option price exceed a spot price of A$500 per ounce ($280 per ounce at an exchange rate of $0.56 to A$1.00), and, as such, Harmony has capped the lowest price that could be achieved on the relevant ounces.

Interest Rate Sensitivity

Harmony generally does not undertake any specific actions to cover its exposure to interest rate risk. However, through its acquisitions of New Hampton and Hill 50, Harmony holds certain gold lease rate swaps. In addition, during June 2001 Harmony entered into an interest rate swap on a portion of its Rand-denominated senior unsecured fixed rate bonds.

Gold lease rate swaps. Harmony acquired gold lease rate swaps through the New Hampton and Hill 50 acquisitions. The following table sets forth the gold lease rate swaps held by Harmony as of June 30, 2002 that, by their terms, would have been outstanding as of the dates indicated. The gold lease rates receivable indicated in the following table are the weighted average gold lease rates receivable for all gold lease rate swaps outstanding at each date indicated.

	Gold Lease Rate Swaps Outstanding as of June 30,								Mark-to-Market
									as of
	2002	2003	2004	2005	2006	2007	2008	2009	June 30, 2002

									$’000
Gold lease rates (receive interest at fixed rate indicated and pay at floating rate)
Ounces	1,906,500	1,879,000	1,170,000	1,170,000	900,000	675,000	675,000	—	(8.1)
Lease rate receivable	1.0%	1.0%	1.2%	1.2%	1.0%	1.1%	1.1%	—

In the period from June 30, 2002 to November 30, 2002, Harmony reduced its exposure to gold lease rate swaps by meeting the requirements under gold lease rate swap agreements, and took advantage of favorable changes in spot gold lease rates to close out certain gold lease rate swap positions at no cost to Harmony. As a result, as of November 30, 2002, Harmony held gold lease rate swaps of 1,424,000 ounces at a weighted average lease rate of 0.9%. The following table sets forth the gold lease rate swaps held by Harmony as of November 30, 2002 that, by their terms, will be outstanding as of the dates indicated. The gold lease rates receivable indicated in the following table are the weighted average gold lease rates receivable for all gold lease rate swaps outstanding on each date indicated.

	Gold Lease Rate Swaps Outstanding as of November 30,
								Mark-to-Market as of
	2003	2004	2005	2006	2007	2008	2009	November 30, 2002

								$’000
Gold lease rates (receive interest at fixed rate indicated and pay at floating rate)
Ounces	1,424,000	940,000	940,000	825,000	625,000	625,000	—	(3.9)
Lease rate receivable	0.9%	1.0%	1.0%	1.0%	1.1%	1.1%	—

A sensitivity analysis of the mark-to-market valuations of Harmony’s gold lease rate swaps as of each of June 30, 2002 and November 30, 2002 is set forth below.

				Gold interest rate at June 30, 2002

Sensitivity to the gold interest rate as of June 30, 2002 [1]	1.5%	1.0%	0.5%		(0.5%	)	(1.0%	)	(1.5%	)
Mark-to-market ($ millions)	(26.9)	(20.8)	(14.5)	(8.1)	(1.5)		5.3		12.2

				Gold Interest rate at November 30, 2002

Sensitivity to the gold interest rate as of November 30, 2002	1.5%	1.0%	0.5%		(0.5%	)	(1.0%	)	(1.5%	)
Mark-to-market ($ millions)	(17.9)	(13.3)	(8.7)	(3.9)	1.0		6.1		11.3

[1]	Gold interest rate is the interest cost of borrowing gold from a central bank, payable in ounces of gold in arrears.

Interest rate swaps. On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1,200 million ($149.3 million at an exchange rate of R8.04 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006, subject to early redemption at Harmony’s option. In connection with these bonds, Harmony entered into an interest rate swap on Rand 600 million ($74.7 million at an exchange rate of R8.04 per $1.00). The interest rate swap consists of two tranches: (i) a Rand 400 million ($49.8 million at an exchange rate of R8.04 per $1.00) tranche which receives a fixed rate of 13% and pays a floating rate of JIBAR (reset quarterly) plus 1.8% and (ii) a Rand 200 million ($24.9 million at an exchange rate if R8.04 per $1.00) tranche which receives a fixed rate of 13% and pays a floating rate at JIBAR (reset quarterly) plus 2.2%.

A sensitivity analysis of the mark-to-market valuations of Harmony’s interest rate swaps as of each of June 30, 2002 and November 30, 2002 is set forth below.

				Weighted average SAR interest rate at June 30, 2002

Sensitivity to South African Rand
Interest Rates	3.0%	2.0%	1.0%	SAR = 12.40	(1.0%	)	(2.0%	)	(3.0%	)
Mark-to-market ($ millions)	(6.2)	(4.9)	(3.4)	(1.9)	(0.4)		1.3		3.0

				Weighted average SAR interest rate at November 30, 2002

Sensitivity to South African Rand
Interest Rates	3.0%	2.0%	1.0%	SAR = 11.19	(1.0%	)	(2.0%	)	(3.0%	)
Mark-to-market ($ millions)	(4.0)	(2.4)	(0.8)	0.9	2.7		4.5		6.4

The fair values of Harmony’s interest rate derivatives were determined at specific points in time by comparing the fixed and floating interest rates based on the current forecast of rates, or the market yield curve, discounted to present value. These values are estimates that involve uncertainties and cannot be determined with precision.

At June 30, 2002, Harmony’s assets and liabilities included certain short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates due to their short-term nature and variable interest rate features.

At June 30, 2002, the fair value of Harmony’s U.S. dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was estimated at $3.5 million. At December 13, 2002, the fair value of Harmony’s U.S. dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was estimated at $9 million. Long-term loans approximate fair value as they are subject to market bond floating rates. This analysis represents the hypothetical loss in earnings for debt instruments that are sensitive to changes in interest rates and were held by Harmony as at June 30, 2002. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of LIBOR is estimated to be $0.4 million. Because Harmony’s net earnings exposure with respect to debt instruments was tied to the LIBOR rate, this hypothetical loss was modeled by calculating the 10% adverse change in the LIBOR rate, multiplied by the fair value of the respective debt instruments.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

GLOSSARY OF MINING TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the general reader in understanding certain terms as used in this annual report.

Alluvial: the product of sedimentary processes in rivers, resulting in the deposition of alluvium (soil deposited by a river).

Arenaceous: said of a sediment or sedimentary rock consisting wholly or in part of sand-sized fragments or having a sandy texture or the texture of such a sediment or rock.

Arsenopyrite: a mineral compound of iron, arsenic and sulfur.

Auriferous: a substance that contains gold.

Beneficiation: the process of adding value to gold products by transforming gold bullion into fabricated gold products.

Call option: a contract that permits the owner to purchase an asset at a specified price on or before a specified date.

Call sale: a right, but not an obligation, of a party, sold to such party at a specified cost, to buy a specific quantity of a commodity at a specified future date for a fixed price.

Carbon In Leach (CIL): a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

Carbon In Pulp (CIP): a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains solubilized gold. The solubilized gold is absorbed onto the carbon granules, which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

Carbon In Solution (CIS): a process similar to CIP except that the gold, which has been leached by the cyanide into solution, is separated by the process of filtration (solid/liquid separation). The solution is then pumped through six stages where the solution comes into contact with the activated carbon granules.

Cash cost: a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash working costs in a period by the total gold production over the same period. Working costs represent total operating costs less certain administrative expenses, royalties and depreciation. In determining the cash cost of different elements of the operations, production overheads are allocated pro rata.

Channel width: the total thickness of the entire reef unit to be mined, including internal waste, but excluding external waste.

Conglomerate: a coarse-grained classic sedimentary rock, composed of rounded to subangular fragments larger than 2mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

Contained ounces: gold ounces from which neither extraction, dilution nor processing recovery losses have been deducted.

Crosscut: a mine working that is driven horizontally and at right angles to an adit, drift or level.

Cut and fill: a method of underground mining in which a stope is excavated and refilled with material (waste or tailings).

Cut-off grade: the grade at which the total profit from mining the orebodies, under a specified set of mining parameters, is maximized.

Cyanide leaching: the extraction of a precious metal from an ore by its dissolution in a cyanide solution.

Decline: an inclined underground access way.

Deferred Stripping: the removal of overburden through stripping in the current period to access ore expected to be exploited in a future period. Costs incurred with deferred stripping are deferred until the ore is accessed, in order to ensure matching of costs and revenues.

Depletion: the decrease in quantity of ore in a deposit or property resulting from extraction or production.

Development: activities (including shaft sinking and on-reef and off-reef tunneling) required to prepare for mining activities and maintain a planned production level and those costs to enable the conversion of mineralized material to reserves.

Doré: unrefined alloy consisting of 60% to 90% gold with lesser quantities of silver and base metals, which will be further refined to almost pure gold by a smelter or refinery.

Electro-winning: the process of removing gold from solution by the action of electric currents.

Elution: removal of the gold from the activated carbon before the zinc precipitation stage.

Exploration: activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fabricated gold: gold on which work has been performed to turn it into a product, such as jewelry, which differs from a pure investment product, such as a gold bullion bar.

Faulting: the process of fracturing that produces a displacement of rock.

Fluvial: produced by the action of a stream or river.

Footwall: the underlying side of a fault, orebody or stope.

Forward contract: an agreement for the sale and purchase of an asset at a specified future date at a fixed price.

Forward currency sale contract: an agreement for the sale of a specific quantity of one currency for another currency at a specified future date at a fixed exchange rate.

Forward purchase: an agreement for the purchase of a commodity at a specified future date at a fixed price.

Forward sale: the sale of a commodity for delivery at a specified future date and price.

Free milling: term applied to the process of recovering gold after grinding (milling) its host mineral to a predetermined particle size.

Gold reserves: the gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tons and head grade).

Gold lease rate swap: an agreement to pay a floating lease rate in exchange for the fixed lease rate inherent in establishing the fixed price in one or more forward gold sales.

Grade: the quantity of metal per unit mass of ore expressed as a percentage or, for gold, as ounces of gold per ton of ore.

Greenfield: a potential mining site of unknown quality.

Greenstone: a field term applied to any compact dark-green altered or metamorphosed basic igneous rock that owes its color to the presence of chlorite, actinolite or epidote.

Grinding: reducing mineralized rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

Hanging wall: the overlying side of a fault, orebody or stope.

Head grade: the grade of the ore as delivered to the metallurgical plant.

Heap leaching: a low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores.

In situ: in place, i.e. within unbroken rock or still in the ground.

Leaching: dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Level: the workings or tunnels of an underground mine that are on the same horizontal plane.

Lenticular: resembling in shape the cross section of a lens.

Littoral: of or pertaining to a shore.

Longhole sub-level caving: a process for removing ore in which relatively thin blocks of ore are caused to cave in by successively undermining small panels of ore. The broken and caved ore is then extracted by mechanical means.

Mark-to-market: the current fair value of a derivative based on current market prices or to calculate the current fair value of a derivative based on current market prices, as the case may be.

Measures: conversion factors from metric units to U.S. units are provided below.

Metric unit		U.S. equivalent
1 tonne	= l t	= 1.10231 short tons
1 gram	= 1g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per tonne	= l kg/t	= 29.16642 ounces per short ton
1 kilometer	= 1 km	= 0.621371 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.3937 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47105 acres

Metallurgical plant: a processing plant used to treat ore and extract the contained gold.

Metallurgy: in the context of this document, the science of extracting metals from ores and preparing them for sale.

Mill delivered tons: a quantity, expressed in tons, of ore delivered to the metallurgical plant.

Milling/mill: the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable: that portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization: the presence of a target mineral in a mass of host rock.

Mineralized material: a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Morphology: the form or shape of a crystal or mineral aggregate.

Open pit/Open cast/Open cut: mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Ore: a mixture of mineralized material from which at least one of the contained minerals can be mined and processed at an economic profit.

Ore grade: the average amount of gold contained in a ton of gold bearing ore expressed in ounces per ton.

Ore reserves: that part of mineralized material which at the time of the reserve determination could be economically and legally extracted or produced. Ore reserves are reported as general indicators of the life of mineralized materials. Changes in reserves generally reflect:

•	development of additional reserves;

•	depletion of existing reserves through production;

•	actual mining experience; and

•	price forecasts.

Grades of ore actually processed may be different from stated reserve grades because of geologic variation in different areas mined, mining dilution, losses in processing and other factors. Recovery rates vary with the metallurgical characteristics and grade of ore processed.

Neither reserves nor projections of future operations should be interpreted as assurances of the economic life of mineralized material nor of the profitability of future operations.

Orebody: a well defined mass of mineralized material of sufficient mineral content to make extraction economically viable.

Ounce: one Troy ounce, which equals 31.1035 grams.

Overburden: the soil and rock that must be removed in order to expose an ore deposit.

Overburden tons: tons that need to be removed to access an ore deposit.

Palaeotopography: the topography implied at some time in the past.

Pay limit: the breakeven grade at which the orebody can be mined without profit or loss, calculated using the forecast gold price, working costs and recovery factors.

Placer: a sedimentary deposit containing economic quantities of valuable minerals mainly formed in alluvial environments.

Precipitate:  the solid product of chemical reaction by fluids such as the zinc precipitation referred to below.

Probable reserves:   reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:  an area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license:   an area for which permission to explore has been granted.

Proven reserves:   reserves for which:(a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Put option:  a contract that enables the owner to sell an asset at a specified price on or before a specified date.

Put purchase:  a right, but not an obligation, of a party, purchased at a specified cost, to sell a specific quantity of a commodity at a specified future date at a fixed price.

Pyrite:  a brassy-colored mineral of iron sulfide (compound of iron and sulfur).

Quartz:  a mineral compound of silicon and oxygen.

Recovery grade:   the actual grade of ore realized after the mining and treatment process.

Reef:  a gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.

Refining:  the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Rehabilitation:  the process of restoring mined land to a condition approximating its original state.

Sampling:  taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Semi-Autogenous-Grinding (SAG) mill:  a piece of machinery used to crush and grind ore that uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

Shaft:  a shaft provides principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

Slimes:  the finer fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.

Slurry:  a fluid comprising fine solids suspended in a solution (generally water containing additives).

Smelting:  thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag.

Spot price:  the current price of a metal for immediate delivery.

Stockpile:  a store of unprocessed ore.

Stockwork:  mineralized material consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

Stope:  the underground excavation within the orebody where the main gold production takes place.

Stripping:  the process of removing overburden to expose ore.

Sulfide:  a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite, FeS2 (iron sulfide). Also a zone in which sulfide minerals occur.

Syncline:  a basin-shaped fold.

Tailings:  finely ground rock from which valuable minerals have been extracted by milling.

Tailing dam/slimes dam:   dams or dumps created from tailings or slimes.

Ton:  one ton is equal to 2,000 pounds (also known as a “short” ton).

Tonnage:  quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:  one tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Trenching:  making elongated open-air excavations for the purposes of mapping and sampling.

Trend:  the arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Unconformity:  the structural relationship between two groups of rock that are not in normal succession.

Vertical projection:   a vertical plane parallel with the strike or orebodies onto which geological features and mine workings are projected.

Waste:  ore rock mined with an insufficient gold content to justify processing.

Waste rock:  the non-mineralized rock and/or rock that generally cannot be mined economically that is hoisted to the surface for disposal on the surface normally close to the shaft on an allocated dump.

Yield:  the actual grade of ore realized after the mining and treatment process.

Zinc precipitation:   a chemical reaction using zinc dust that converts gold solution to a solid form for smelting into unrefined gold bars.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

The authorized capital of Harmony was increased from Rand 37.5 million divided into 75 million ordinary shares of Rand 0.50 each to Rand 60 million divided into 120 million ordinary shares of Rand 0.50 each in fiscal 1998 and, after the close of fiscal 1999, to Rand 90 million divided into 180 million ordinary shares of Rand 0.50 each. At a general meeting held on November 16, 2001, Harmony’s shareholders approved a resolution authorizing the Board to allot and issue all or any of Harmony’s authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE. At a general meeting held November 16, 2002, Harmony’s shareholders approved a resolution renewing this authorization. At a general meeting held on November 15, 2002, Harmony’s shareholders approved a resolution authorizing Harmony to acquire from time to time such a number of its issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which Harmony’s ordinary shares may be quoted or listed. At a general meeting held on May 18, 2001, Harmony’s shareholders approved resolutions (i) increasing Harmony’s authorized share capital to a total of Rand 95,479,452 million divided into 180 million ordinary shares of Rand 0.50 each and 10,958,904 redeemable convertible preference shares of Rand 0.50 each, (ii) amending the Articles of Association to set out the conditions applicable to these preference shares and (iii) authorizing the Board to allot and issue 222,222 ordinary shares to Komanani Mining (Proprietary) Limited, or Komanani, at Rand 36.00 per share, 10,736,682 ordinary shares to the IDC at Rand 36.00 per share and 10,958,904 preference shares to the IDC at their par value of Rand 0.50 per share, in accordance with the requirements of the JSE. As described in “Item 7. Major Shareholders and Related Party Transactions,” the 222,222 ordinary shares originally allocated for issuance to Komanani were instead issued to Simane, together with an additional 78 ordinary shares issued pursuant to the Board’s general authority to issue authorized shares for cash. At a general meeting held on June 8, 2001 in connection with the June 2001 global offering described in this annual report, Harmony’s shareholders approved resolutions (i) increasing Harmony’s authorized share capital to a total of Rand 130,479,452, divided into 250 million ordinary shares of Rand 0.50 each and 10,958,904 redeemable convertible preference shares of Rand 0.50 each and (ii) authorizing the Board to allot and issue for cash a maximum of 30 million ordinary shares and 10 million warrants to subscribe for 10 million additional ordinary shares, in accordance with the requirements of the JSE. See “Item 10. Additional Information—Description of Harmony Ordinary Shares.” During January and February 2002, all of the preference shares were converted into ordinary shares and, accordingly, no preference shares are currently issued or outstanding. As a result of the conversion of the preference shares into ordinary shares, Harmony’s authorized share capital of Rand 130,479,452 is divided into 260,958,904 ordinary shares and no preference shares are authorized.

At a general meeting held on October 3, 2001, Harmony’s shareholders approved resolutions authorizing the Board to effect an odd-lot offer to Harmony’s shareholders outside of the United States that held fewer than 100 ordinary shares at the close of business on October 19, 2001, or odd-lot holders. Odd-lot holders were required to elect to (i) retain their odd-lot holdings, (ii) purchase additional shares at the offer price of Rand 44.08 per ordinary share to increase their holdings to 100 ordinary shares or (iii) sell their odd-lot holdings at that offer price. Any ordinary shares elected to be sold in connection with the offering and ordinary shares of odd-lot holders that failed to make an election were purchased by odd-lot holders that elected to acquire additional ordinary shares. Ordinary shares sold that exceeded the number transferred to purchasing odd-lot holders were acquired by Lydex, a Harmony subsidiary, at the offer price.

USE OF PROCEEDS

Not applicable.

Item 15.  Controls and Procedures

Because this Form 20-F is being filed for the fiscal year ended June 30, 2002, the disclosure requirements of Item 15(a) of Form 20–F are not applicable.

There have been no changes in internal controls of Harmony which would require disclosure under Item 15(b) of Form
20–F.

Item 16.  [Reserved]

PART III

Item 17.  Financial Statements

Harmony’s financial statements have been prepared in accordance with Item 18 hereof.

Item 18.  Financial Statements

Item 19.  Exhibits

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement on Form 8-A filed on November 18, 2002).

2.1	Memorandum of Association of Harmony, as amended (see Exhibit 1.1).

2.2	Articles of Association of Harmony, as amended (see Exhibit 1.2).

2.3	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.4	Form of ADR (included in Exhibit 2.3).

2.5	Forms of warrant (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.6	Warrant Agency Agreement between Harmony and The Bank of New York, as U.S. Warrant Agent, dated as of June 29, 2001 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.7	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.8	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.9	AB Facilities Agreement, C Facilities Agreement and Common Terms Agreement relating to AB Facilities and C Facility, each among Harmony, Chase Manhattan International Limited, ABSA Bank Limited, J.P. Morgan plc, Citibank, N.A., ANZ Investment Bank and BoE Bank Limited, dated March 22, 2001 (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

2.10	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.11	Loan Note Facility Agreement among Harmony Gold W.A. Pty Limited, Harmony, Randfontein, Evander, Kalgold and Lydex, Australia and New Zealand Banking Group Limited, Societe Generale, N.M. Rothschild & Sons Limited, ABSA Asia Limited, RMB International (Dublin) Limited, Standard Finance (Isle

of Man) Limited, Citibank, N.A. and Citibank International plc, dated February 28, 2002.

4.1	Harmony Share Option Scheme (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

4.2	Circular dated April 25, 1997 relating to amendments to the Harmony Share Option Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 1997 filed on December 30, 1997).

4.3	Agreement between Harmony, Western Areas Limited, Consolidated African Mines Limited, JCI Gold Limited and Roger Brett Kebble, dated January 14, 2000 (incorporated by reference to Harmony’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2000 filed on June 21, 2001).

4.4	Agreement between Harmony and Castillo Investments (Proprietary) Limited, dated January 14, 2000 (incorporated by reference to Harmony’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2000 filed on June 21, 2001).

4.5	Agreement between Harmony and Durban Roodepoort Deep, Limited, dated January 14, 2000 (incorporated by reference to Harmony’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2000 filed on June 21, 2001).

4.6	Agreement between Harmony and Durban Roodepoort Deep, Limited, dated January 14, 2000 (incorporated by reference to Harmony’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2000 filed on June 21, 2001).

4.7	Agreement between Harmony and Randgold & Exploration Company Limited, dated January 14, 2000 (incorporated by reference to Harmony’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2000 filed on June 21, 2001).

4.8	Agreement between Harmony and Randgold & Exploration Company Limited, dated January 14, 2000 (incorporated by reference to Harmony’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2000 filed on June 21, 2001).

4.9	Agreement between Harmony, Randfontein Estates Limited and AngloGold Limited dated January 31, 2001 (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

4.10	AB Facilities Agreement, C Facilities Agreement and Common Terms Agreement relating to AB Facilities and C Facility, each among Harmony, Chase Manhattan International Limited, ABSA Bank Limited, J.P. Morgan plc, Citibank, N.A., ANZ Investment Bank and BoE Bank Limited, dated March 22, 2001 (see Exhibit 2.9).

4.11	Agreement between Harmony and Komanani Mining (Proprietary) Limited and Industrial Development Corporation of South Africa, Limited dated April 3, 2001 (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

4.12	Agreement between Harmony, Randfontein and Open Solutions (Proprietary) Limited, dated April 24, 2001 (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

4.13	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (see Exhibit

2.10).

4.14	Agreement between Harmony and Simane Investments (Proprietary) Limited and Industrial Development Corporation of South Africa, Limited dated September 7, 2001 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

4.15	Share and Option Subscription Agreement between Bendigo Mining N.L. and Harmony, dated October 22, 2001.

4.16	Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 16, 2001.

4.17	Sale of Business Agreement between AngloGold Limited, Clidet No. 383 (Proprietary) Limited, Harmony and ARM Gold, dated December 24, 2001.

4.18	Joint Venture Agreement between ARM Gold, Harmony and Clidet 383 (Proprietary) Limited, dated April 5, 2002.

4.19	Loan Note Facility Agreement among Harmony Gold W.A. Pty Limited, Harmony, Randfontein, Evander, Kalgold and Lydex, Australia and New Zealand Banking Group Limited, Societe Generale, N.M. Rothschild & Sons Limited, ABSA Asia Limited, RMB International (Dublin) Limited, Standard Finance (Isle of Man) Limited, Citibank, N.A. and Citibank International plc, dated February 28, 2002 (see Exhibit 2.11).

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Harmony hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Frank Abbott	By:	/s/ Zachiarias Bernardus Swanepoel

	F. Abbott		Z. B. Swanepoel
	Financial Director		Chief Executive Officer

Date: December 23, 2002

CERTIFICATION

I, Zacharias Bernardus Swanepoel, certify that:

1.	I have reviewed this annual report on Form 20-F of Harmony Gold Mining Company Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 23, 2002

/s/ Zacharias Bernardus Swanepoel

Zacharias Bernardus Swanepoel
Chief Executive Officer

CERTIFICATION

I, Frank Abbott, certify that:

1.	I have reviewed this annual report on Form 20-F of Harmony Gold Mining Company Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 23, 2002

/s/ Frank Abbott

Frank Abbott
Chief Financial Officer

REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

We have audited the accompanying consolidated balance sheets of Harmony Gold Mining Company Limited and its subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2002 and 2001, and the results of their operations, their cash flows and changes in shareholders’ equity for each of the three years in the period ended June 30, 2002, in conformity with generally accepted accounting principles in the United States.

As discussed in note 2(t) and note 2(j) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation during the 2002 fiscal year and its method of accounting for derivative financial instruments during the 2001 fiscal year, respectively.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
Johannesburg, Republic of South Africa

December 6, 2002

Harmony Gold Mining Company Limited

Consolidated Income Statements
For the years ended June 30

	2002	2001	2000
	$'000	$'000	$'000

REVENUES
Product sales	675,287	590,634	472,118
Interest and dividends	12,403	5,890	9,993
Other income – net	9,150	10,696	8,540

	696,840	607,220	490,651

COSTS AND EXPENSES
Production costs	469,398	504,907	398,796
Deferred stripping costs	(486)	(2,697)	351
Depreciation and amortization	30,183	31,417	21,797
Employment termination costs	8,775	4,729	222
Provision/(reversal of provision) for rehabilitation costs	15,192	(6,817)	—
Corporate expenditure	7,641	2,616	1,952
Exploration expenditure	7,065	3,505	2,502
Marketing and new business expenditure	8,741	4,971	1,886
Gain on financial instruments	(8,939)	(7,640)	(8,565)
(Profit)/loss on sale of other assets and listed investments	(4,524)	1,393	(2,482)
Stock-based compensation	9,434	—	—
Equity income of joint venture	(13,176)	—	—
Equity loss of associate companies	473	—	1,401
Impairment of assets	44,284	28,266	—
Interest paid	19,077	15,007	3,202
Provision/(reversal of provision) for former employees’ post retirement benefits	43	(2,241)	(3,900)

	593,181	577,416	417,162

INCOME BEFORE TAX	103,659	29,804	73,489
INCOME AND MINING TAX EXPENSE	(14,368)	(14,625)	(13,549)

INCOME BEFORE MINORITY INTERESTS	89,291	15,179	59,940
MINORITY INTERESTS	(1,575)	(349)	(2,910)

INCOME – BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	87,716	14,830	57,030
Cumulative effect of change in accounting principle for derivatives and hedging activities, (FAS 133), net of tax	—	(5,822)	—

NET INCOME	87,716	9,008	57,030

BASIC EARNINGS PER SHARE (CENTS) – BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	57.1	14.5	68.2
FULLY DILUTED EARNINGS PER SHARE (CENTS) – BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	53.1	14.1	66.6
BASIC EARNINGS PER SHARE (CENTS)	57.1	8.8	68.2
FULLY DILUTED EARNINGS PER SHARE (CENTS)	53.1	8.5	66.6
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	153,509,862	102,156,205	83,593,424
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE	165,217,088	105,504,328	85,590,876
DIVIDEND PER SHARE (CENTS)	6.6	15.8	18.9

See notes to the consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Balance Sheets
At June 30

	2002	2001
	$'000	$'000

ASSETS
CURRENT ASSETS
Cash and cash equivalents	90,223	144,096
Receivables	67,020	99,316
Inventories	42,377	37,478

Total current assets	199,620	280,890

PROPERTY, PLANT AND EQUIPMENT
Cost	1,274,083	1,107,627
Accumulated depreciation and amortization	(461,330)	(440,514)

Net property, plant and equipment	812,753	667,113
OTHER ASSETS	14,056	13,611
INVESTMENTS	123,343	68,211
INVESTMENTS IN ASSOCIATES	42,791	—
INVESTMENT IN JOINT VENTURE	102,578	—

TOTAL ASSETS	1,295,141	1,029,825

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	116,704	133,380
Income and mining taxes	21,535	6,247
Shareholders for dividends	438	13,259

Total current liabilities	138,677	152,886

LONG-TERM LOANS	152,461	151,466
PREFERENCE SHARES	—	681
DEFERRED INCOME AND MINING TAXES	99,789	47,050
DEFERRED FINANCIAL LIABILITY	87,226	49,374
PROVISION FOR ENVIRONMENTAL REHABILITATION	63,125	53,136
PROVISION FOR POST RETIREMENT BENEFITS	737	1,002
MINORITY INTEREST	—	331
SHAREHOLDERS’ EQUITY
Share capital – 260,958,904 (2001: 250,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 169,929,849 (2001: 145,235,791)	14,852	13,751
Additional paid-in capital	814,491	624,857
Warrants issued	—	15,094
Retained earnings	206,544	129,251
Deferred stock-based compensation	(6,652)	—
Accumulated other comprehensive loss	(276,109)	(209,054)

Total shareholders’ equity	753,126	573,899

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,295,141	1,029,825

See notes to the consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30

							Accumulated
							other
				Additional			comprehensive	Deferred
	Number of	Number of		paid-in		Retained	(loss)/	stock–based
	ordinary	warrants	Share capital	capital	Warrants	earnings	income	compensation	Total
	shares issued	issued	$’000	$’000	$’000	$’000	$’000	$’000	$’000

BALANCE – JUNE 30, 1999	69,460,286	7,579,900	8,846	282,315	15,094	98,715	(113,210)	—	291,760

Net income	—	—	—	—	—	57,030	—	—	57,030
Dividends declared	—	—	—	—	—	(16,518)	—	—	(16,518)
Purchase of West Rand Consolidated Mines Limited and Kalahari Goldridge Mining Company Limited shares	10,869,018	—	802	45,591	—	—	—	—	46,393
Purchase of Randfontein Estates Limited shares	14,909,631	—	1,100	81,742	—	—	—	—	82,842
Exercise of employee share options	2,071,500	—	153	5,853	—	—	—	—	6,006
Mark-to-market of listed investments	—	—	—	—	—	—	(2,802)	—	(2,802)
Foreign exchange translation adjustment	—	—	—	—	—	—	(34,400)	—	(34,400)

BALANCE – JUNE 30, 2000	97,310,435	7,579,900	10,901	415,501	15,094	139,227	(150,412)	—	430,311

Net income	—	—	—	—	—	9,008	—	—	9,008
Dividends declared	—	—	—	—	—	(18,983)	—	—	(18,983)
Issue of shares - Public offerings	31,784,200	—	1,971	164,664	—	—	—	—	166,635
- IDC/Simane offering	10,736,682	—	668	47,407	—	—	—	—	48,075
- Private offering – Jipangu	568,774	—	35	2,794	—	—	—	—	2,829
- Employee share options	4,835,700	—	176	7,913	—	—	—	—	8,089
Share issue expenses	—	—	—	(13,423)	—	—	—	—	(13,423)
Issue of warrants	—	9,027,500	—	—	—	—	—	—	—
Reversal of mark-to-market due to sale of Western Areas Limited shares	—	—	—	—	—	—	3,756	—	3,756
Mark-to-market of listed and other investments	—	—	—	—	—	—	9,908	—	9,908
Mark-to-market of hedging instruments	—	—	—	—	—	—	(1,047)	—	(1,047)
Foreign exchange translation adjustment	—	—	—	—	—	—	(71,259)	—	(71,259)

BALANCE – JUNE 30, 2001	145,235,791	16,607,400	13,751	624,856	15,094	129,252	(209,054)	—	573,899

Net income	—	—	—	—	—	87,716	—	—	87,716
Dividends declared	—	—	—	—	—	(10,424)	—	—	(10,424)
Issue of shares - Simane offering	222,300	—	13	954	—	—	—	—	967
- International private placement	8,500,000	—	409	109,523	—	—	—	—	109,932
Exercise of employee share options	3,998,800	—	161	9,009	—	—	—	—	9,170
Conversion of preference shares	10,958,904	—	469	38,917	—	—	—	—	39,386
Share issue expenses	—	—	—	(4,102)	—	—	—	—	(4,102)
Conversion of warrants	1,014,054	(1,014,054)	49	4,154	—	—	—	—	4,203
Expiration of listed warrants		(7,579,900)		15,094	(15,094)	—	—	—	—
Deferred stock-based compensation	—	—	—	8,724	—	—	—	(8,724)	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	2,072	2,072
Stock-based compensation	—	—	—	7,362	—	—	—	—	7,362
Mark-to-market of listed and other investments	—	—	—	—	—	—	48,909	—	48,909
Mark-to-market of cash flow hedging instruments	—	—	—	—	—	—	6,189	—	6,189
Foreign exchange translation adjustment -	—	—	—	—	—	—	(122,153)	—	(122,153)

BALANCE – JUNE 30, 2002	169,929,849	8,013,446	14,852	814,491	—	206,544	(276,109)	(6,652)	753,126

See notes to the consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30

     The following is a reconciliation of the components of accumulated other comprehensive loss for the periods presented:

	Mark-to-market of	Mark-to-market of	Foreign exchange	Accumulated other
	cash flow hedging	listed and other	translation	comprehensive
	instruments	investments	adjustment	(loss)/income
	$'000	$'000	$'000	$ '000

BALANCE – JUNE 30, 1999	—	—	(113,210)	(113,210)

Mark-to-market of listed and other investments	—	(2,802)	—	(2,802)
Foreign exchange translation adjustment	—	—	(34,400)	(34,400)

BALANCE – JUNE 30, 2000	—	(2,802)	(147,610)	(150,412)

Mark-to-market of listed and other investments	—	9,908	—	9,908
Mark-to-market of cash flow hedging instruments	(1,047)	—	—	(1,047)
Reversal of mark-to-market due to sale of Western Areas Limited	—	3,756	—	3,756
Foreign exchange translation adjustment	—	—	(71,259)	(71,259)

BALANCE – JUNE 30, 2001	(1,047)	10,862	(218,869)	(209,054)

Mark-to-market of cash flow hedging instruments	6,189	—	—	6,189
Mark-to-market of AurionGold Limited shares	—	48,909	—	48,909
Foreign exchange translation adjustment	—	—	(122,153)	(122,153)

BALANCE – JUNE 30, 2002	5,142	59,771	(341,022)	(276,109)

See notes to the consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Cash Flows
For the years ended June 30

	2002	2001	2000
	$'000	$'000	$'000

CASH FLOWS FROM OPERATIONS
Sources of cash
Cash received from customers	675,287	590,634	472,118
Interest and dividends received	12,403	5,890	9,993

Cash provided by operating activities	687,690	596,524	482,111

Uses of cash
Cash paid to suppliers and employees	497,618	528,485	439,207
Interest paid	19,077	15,007	3,202
Income and mining taxes paid	8,590	3,998	1,214

Cash used in operating activities	525,285	547,490	443,623

NET CASH PROVIDED BY OPERATIONS	162,405	49,034	38,488

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in amounts invested in environmental trusts	(5,547)	(781)	(775)
Decrease in short-term investments	—	—	9,574
Restricted cash	—	6,505	(7,310)
Cash held by subsidiaries on acquisition	14,485	—	9,479
Cash paid for Randfontein Mines	—	—	(51,892)
Cash paid for West Rand Cons and Kalgold Mines	—	—	(949)
Cash paid for New Hampton Mines	—	(28,532)	—
Cash paid for Elandskraal Mines	(18,453)	(130,909)	—
Cash paid for joint venture investment and loan advanced to Free Gold Company	(84,586)	—	—
Cash paid for Hill 50 Mines	(124,774)	—	—
Investment in Bendigo NL	(22,814)	—	—
Investment in Highland Gold	(18,104)	—	—
Loan repaid by minority interest party	7,951	—	—
Proceeds on disposal of other assets and listed investments	16,115	13,772	3,276
(Increase)/decrease in other non-current investments	(20,749)	(8,394)	324
Proceeds on disposal of mining assets	3,212	11,540	10,332
(Increase)/decrease in deferred stripping assets	(486)	(2,697)	351
Additions to property, plant and equipment	(58,967)	(49,840)	(23,731)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(312,717)	(189,336)	(51,321)

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term loans raised – net	29,472	61,479	61,590
Preference shares issued	—	681	—
Ordinary shares issued – net of expenses	159,556	178,535	6,006
Dividends paid	(22,571)	(15,706)	(11,927)

NET CASH GENERATED BY FINANCING ACTIVITIES	166,457	224,989	55,669

EFFECTS OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(70,018)	(18,533)	(10,212)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(53,873)	66,154	32,624
CASH AND CASH EQUIVALENTS – JULY 1	144,096	77,942	45,318

CASH AND CASH EQUIVALENTS – JUNE 30	90,223	144,096	77,942

See notes to the consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Comprehensive Income
For the years ended June 30

	2002	2001	2000
	$'000	$'000	$'000

Income – before cumulative effect of change in accounting principle	87,716	14,830	57,030
Cumulative effective of change in accounting principle for derivatives and hedging activities (FAS 133), net of tax	—	(5,822)	—

Net income	87,716	9,008	57,030

Other comprehensive (loss)/income
Mark-to-market of listed and other investments	48,909	9,908	(2,802)
Mark-to-market of cash flow hedging instruments	6,189	(1,047)	—
Foreign exchange translation adjustment	(122,153)	(71,259)	(34,400)
Reversal of mark-to-market due to sale of Western Areas Limited shares	—	3,756	—

Other comprehensive losses	(67,055)	(58,642)	(37,202)

Comprehensive income/(loss)	20,661	(49,634)	19,828

See notes to the consolidated financial statements

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

1.	NATURE OF OPERATIONS

Harmony Gold Mining Company Limited (the “Company”) or (the “Group”) is engaged in gold mining and related activities, including exploration, extraction, processing, smelting and refining. Gold bullion, the Company’s principal product, is currently produced at its operations in South Africa and Australia and sold in South Africa and internationally.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following are accounting policies used by the Company which, except as noted in 2(j) and 2(t), have been consistently applied:

(b)	CONSOLIDATION:

(i)	Consolidated entities: The Group consolidated financial statements include the financial statements of the Company, its subsidiaries and its investments in joint ventures and associates. A company in which the Group has, directly or indirectly through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. The results of any subsidiary acquired or disposed of during the year are consolidated from the effective date of acquisition and up to the effective date of disposal. Following adoption of FAS 141 by the Group on July 1, 2001, all acquisitions by the Group subsequent to that date have been accounted for as purchases.

Any excess or deficit of the purchase price, when compared to the net book value of the subsidiary acquired at the date of acquisition, is attributed to mineral property interests and amortized over the useful lives of the applicable underlying assets in terms of the Group accounting policies, unless a permanent diminution in the values of the assets occurs, in which case it is written off.

Intercompany profits, transactions and balances have been eliminated.

(ii)	Investments in associates: An associate is an entity, other than a subsidiary, in which the Group has a material long-term interest and in respect of which the Group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity.

Investments in associates are accounted for by using the equity method of accounting based on the most recent audited financial statements. Equity accounting involves recognizing in the income statement the Group’s share of the associate’s profit or loss for the period. The Group’s investment in each associate is carried in the balance sheet at an amount that reflects the cost of the investment, the Group’s share of post acquisition earnings and other movement in reserves. The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written off in the period in which such permanent impairment is identified.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

(iii)	Investment in joint ventures: A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the Group and one or more joint venture partners under a contractual arrangement. The Group’s investment in jointly controlled entities is accounted for under the equity method as described in note 2(b)(ii) above.

(c)	FOREIGN CURRENCIES:

(i)	Foreign entities: For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year-end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders’ equity, until the foreign entity is sold or disposed of, when the translation differences are recognized in the income statement as part of the gain or loss on sale.

Fair value adjustments arising on the acquisition of the foreign entities are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(ii)	Foreign currency transactions: Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate. These transactions are included in the determination of other income — net.

(iii)	Functional currency: The functional currency of the Group is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method are included as a separate component of shareholders’ equity.

(d)	FINANCIAL INSTRUMENTS are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy. Financial instruments carried on the balance sheet include cash and cash equivalents, money market instruments, investments, receivables, accounts payable and long-term loans.

(e)	CASH AND CASH EQUIVALENTS are defined as cash on hand, deposits held on call with banks and short-term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.

(f)	NON-CURRENT INVESTMENTS comprise of the following:

(i)	Listed investments: Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at fair value. These investments are classified as available-for-sale investments. Changes in the carrying amount of available-for-sale investments, are excluded from earnings and included as a separate component of shareholders’ equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders equity are transferred to retained earnings and included in the determination of the gain/(loss) on disposal of available-for-sale securities. Unrealized losses are recognized in the determination of net income/(loss) when it is determined that a significant decline in the value of the investment, other than temporary, has occurred.

(ii)	Unlisted investments are reflected at fair value, or, where fair value cannot reliably be measured, at cost. If the directors are of the opinion that there has been a permanent

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

diminution in the value of these investments they are written down and recognized as an expense in the period in which the diminution is determined to have taken place.

(g)	INVENTORIES, which include gold in process and supplies, are stated at the lower of cost or net realizable value. Bullion on hand and gold in process represent production on hand after the smelting process for the Group’s underground operations, predominantly located in South Africa. Due to the different nature of the Group’s open pit operations, predominantly located in Australia, gold in process for open pit operations represents either production in broken ore form or production from the time of placement on heap leach pads.

Cost is determined on the following basis:

- Consumable stores are valued at average cost, after appropriate provision for redundant and slow moving items.

- Gold on hand and gold-in-process are valued using the weighted average cost method. Cost includes production, amortization and related administration costs.

The Company assesses the gold content of broken ore or ore placed on the heap leach pads by reference to the historical recovery factor obtained for the type of broken ore and ore added to the heap leach pad. The net realizable value of the gold from broken ore and gold on the heap leach pads is determined by reference to the current spot gold price less production costs, overheads and amortization to be incurred to bring the gold in the broken ore and gold on the heap leach pads to finished product. In the event the net realizable value of the gold from broken ore or ore on the heap leach pads is less than its carrying value, the gold from broken ore or ore on the heap leach pads is written down to its realizable value.

(h)	RECEIVABLES: Accounts receivable are stated at the gross invoice value adjusted for payments received and an allowance for doubtful debt, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.

(i)	ACCOUNTS PAYABLE are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

(j)	HEDGING: Statement of Financial Accounting Standards 133 (“FAS 133”), Accounting for Derivative Instruments and Hedging Activities was adopted by the Company with effect from July 1, 2000.

Previously, gains and losses on derivative instruments which effectively established minimum prices for designated future production were recognized in revenue when the planned production was delivered. Previously, if an instrument regarded as a hedge was sold, extinguished or terminated prior to delivery of the planned production, losses were recognized at the time of sale or closure, and any gains were deferred until the original designated delivery date. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were recognized in earnings. Accordingly, forward gold contracts were accounted for as hedging transactions. All other instruments were accounted for on a mark-to-market basis.

Under FAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for normal purchase, normal sales exemption.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

On the date a derivative contract is entered into, the Group designates for accounting purposes as either:

(a) a hedge of the fair value of a recognized asset or liability (fair value hedge);

(b) a hedge of a forecasted transaction (cash flow hedge);

(c) a hedge of a net investment in a foreign entity; or

(d) a derivative to be marked-to-market.

Certain derivative transactions, however, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting. The Group does not currently hold or issue derivative financial instruments for trading or speculative purposes.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge are recorded in the income statement, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recognized directly as a separate component of shareholders’ equity. Amounts deferred as a component of shareholders’ equity are included in the income statement in the same periods during which the hedged firm commitment or forecasted transaction affects net profit or loss.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.

Recognition of derivatives which meet the criteria for the normal purchase, normal sales exemption under FAS 133 are deferred until settlement. Under these contracts the Group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counterparty.

Changes in the fair value of derivatives which are not designated as hedges and do not qualify for hedge accounting are recognized in the income statement.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

With the adoption of FAS 133, none of the Company’s derivatives at that date qualified for hedge accounting as they did not meet the new hedging requirements of FAS 133 and were thus marked-to-market, resulting in a cumulative effect of change in accounting principles adjustment of $5.8 million, net of tax. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

(k)	EXPLORATION COSTS are expensed as incurred prior to the completion of a final feasibility study to establish proven and probable reserves.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

(l)	PROPERTY, PLANT AND EQUIPMENT

(i)	Mining assets including mine development costs and mine plant facilities are recorded at cost.

Once an economically feasible orebody with proven and probable reserves has been established, expenditure incurred to further develop the orebody and to establish or expand productive capacity is capitalized until commercial levels of production are achieved, at which time the costs are amortized as set out below. Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalized until the reef horizons are intersected and commercial levels of production can be obtained on a sustainable basis. Mine development costs in the ordinary course to maintain production are expensed as incurred. Access to the individual orebodies exploited by the Company is limited to the time span of the Company’s respective mining leases.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use are capitalized to the date on which the assets are substantially completed and ready for their intended use.

(ii)	Mining operations placed on care and maintenance: The net assets of operations placed on care and maintenance are written down to net realizable value. Expenditure on the care and maintenance of these operations is charged against income, as incurred.

(iii)	Non mining fixed assets: Land is shown at cost and not depreciated. Buildings and other non-mining fixed assets are shown at cost less accumulated depreciation.

(iv)	Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of mineral rights being exploited, or the value of the mineral rights has diminished below cost, a write-down is effected against income during the period that such a determination is made.

(v)	Deferred stripping costs: The costs of overburden stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated overburden tons to be mined to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to overburden associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

(vi)	Depreciation and amortization of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortization related to development projects is first recognized from the date on which the development project reaches commercial production quantities. Other non-mining fixed assets are depreciated by straight line over estimated useful lives of two to five years.

(vii)	Impairment:The recoverability of the carrying value of the long-term assets of the Group, which include development costs, are compared to the net book value of the assets annually or whenever events or changes in circumstances indicate that the net book value may not be recoverable. To determine whether a long-term asset may be impaired,

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

the estimate of future undiscounted cash flows, calculated on an area of interest basis, is compared to its carrying value. An area of interest is defined by Company as its lowest identifiable levels of cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed.

Management used the following estimates and assumptions when reviewing the long-lived assets for impairments as at June 30, 2002 and 2001 respectively:

June 30, 2002:

- A gold price of $295 per ounce at an exchange rate of A$1.79 per $1.00.

- The extraction of proven and probable reserves as per the approved mine plan.

- Working costs and capital expenditures as per the approved mine plan.

June 30, 2001:

- A gold price of $262 per ounce at an exchange rate of R8.00 per $1.00.

- The extraction of proven and probable reserves as per the approved mine plan.

- Working costs and capital expenditures as per the approved mine plan.

If an impairment exists on this basis the reductions in the carrying value of the long-lived asset are recorded to the extent the remaining investment exceeds the estimate of future discounted cash flows calculated on an area of interest basis. The expected future discounted cash flows from the use of a long lived asset is determined by applying a discount rate to the anticipated pre tax future cashflows. The discount rate used is commensurate with the risks involved and was determined with reference to the Group’s weighted average cost of capital as determined by the capital asset pricing model. The revised carrying amounts are amortized in line with Group accounting policies.

The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price and exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

(m)	ENVIRONMENTAL OBLIGATIONS: Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements. These costs are accrued and expensed over the operating lives of the mines, principally by the units of production method based on estimated proven and probable reserves.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations, on an undiscounted basis, in its rehabilitation accrual. However, it is reasonably possible that the Company’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed when they are known, probable and can be reasonably estimated. See note 2(w) “Recent Accounting Pronouncements” as to what the impact will be on the Company when it changes its accounting policy in accounting for environmental rehabilitation.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

(n)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(o)	PROVISIONS are recognized when information is available prior to the issuance of financial statements which indicates that it is probable that an asset has been impaired or a liability has been incurred as at the date of the financial statements and can be reasonably estimated.

(p)	DEFERRED TAXATION: The Group follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income and mining taxes are recognized for the tax consequences of temporary differences by applying estimated tax rates to the differences between the tax base of certain assets or liabilities and their balance sheet carrying amounts. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change in tax rate occurs.

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, deferred financial liability and unredeemed capital expenditure. A valuation allowance is recorded to reduce the carrying value of deferred tax assets unless it is more likely than not that such assets will be realized.

(q)	PENSION PLANS AND OTHER EMPLOYEE BENEFITS:

(i)	Pension plans are funded through annual contributions. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The Group’s liability is limited to its annually determined contributions.

(ii)	Medical plans: The Group provides medical cover to current employees and certain retirees through a defined benefit plan fund. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognized in the income statement. No contributions are made for employees retiring after June 30, 1996. A liability for retirees and their dependants prior to this date is accrued in full based on regular actuarial valuations.

(r)	REVENUE RECOGNITION

(i)	Revenue arising from gold sales is recognized when the risks and rewards of ownership and title have passed to the buyer under the terms of the applicable agreement and the pricing is fixed and determinable. Sales revenue excludes value-added tax but includes the net profits and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts.

(ii)	Interest income:Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

(iii)	Dividend income is recognized when the shareholders’ right to receive payment is established, recognized at the last date of registration.

(s)	DIVIDENDS DECLARED: Dividends proposed are recognized only when the board of directors declares the dividends. Dividends are payable in South African Rand. Dividends declared which are payable to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.

(t)	STOCK-BASED COMPENSATION: Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) for all stock option grants subsequent to that date. Accordingly, the Company fair values all stock options granted subsequent to July 1, 2001, at the date of the option grant. The total fair value of the options granted is recorded as deferred stock-based compensation as a separate component of shareholders’ equity with a corresponding amount recorded as additional paid-in capital. The deferred stock-based compensation is amortized as stock compensation expense in the income statement over the vesting period of the respective option grant. Prior to July 1, 2001, the Company applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and its related interpretations in accounting for its employee stock option plans. See note 25 for a summary of the pro forma effects on reported net income and earnings per share for fiscal 2002, 2001 and 2000 based on the fair value of options granted prior to July 1, 2001, as prescribed by FAS 123.

(u)	EARNINGS PER SHARE: Earnings per share is based on net income divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(v)	COMPARATIVES: Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current fiscal year. In particular, the Group changed the manner in which it prepares its cash flow statement from the indirect method to the direct method and, accordingly, all periods for which cash flow statements have been presented have been prepared in accordance with the direct method.

(w)	RECENT ACCOUNTING PRONOUNCEMENTS:

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life).

The provisions of FAS 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. For all other goodwill and intangible assets, the Company has adopted FAS 142 effective July 1, 2002. The Company has evaluated the effect that the adoption of the provisions of FAS 142 will have on its results of operations and financial position. The Company has determined that the adoption of FAS 142 will not have a material impact on its results of operations and financial position.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Obligations Associated with the Retirement of Long-lived Assets” (“FAS 143”). FAS 143 established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The Company adopted FAS 143 effective July 1, 2002. The Company has determined that the adoption of FAS 143 will

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

result in a debit cumulative effect of change in accounting principle adjustment of $14.2 million in its income statement on July 1, 2002.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“FAS 144”). FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. FAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of” (“FAS 121”). However, FAS 144 retains the fundamental provision of FAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. The Company adopted FAS 144 effective July 1, 2002. The Company has determined that the adoption of FAS 144 will not have a material impact on its results of operations and financial position.

In April 2002, the FASB issued Statement of Accounting Standards No. 145, “Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections as of April 2002” (“FAS 145”). FAS 145 rescinds FAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” FAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and FAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Board’s Opinion 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, FAS 145 amends FAS 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. FAS 145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of FAS 145 will have on its results of operations and financial position. However, the Company does not believe that adoption of FAS 145 will have a material impact on its results of operations and financial position.

In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). FAS 146 eliminates the definition and requirements for recognition of exit costs in EIFT 94-3. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EIFT 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. FAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. FAS 146 also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company is currently evaluating the impact that the adoption of FAS 146 will have on its results of operations and financial position. However, the Company does not believe that the adoption of FAS 146 will have a material impact on its results of operations and financial position.

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

(a)	Randfontein Estates Limited (“Randfontein”)

On January 14, 2000, the Company made a revised offer to the shareholders of Randfontein to acquire the entire issued share capital and listed warrants of Randfontein. As at this date, the Company effectively held 33% of Randfontein’s issued share capital. Randfontein is a gold producer operating on the West Rand approximately 50 kilometers from Johannesburg.

For accounting purposes the Company has equity accounted its interest in Randfontein up to February 29, 2000, the date upon which its investment in the issued share capital exceeded 50%. During this period the Company exercised significant influence over the financial and operating policies of Randfontein. Between March 2000 and June 2000, the Company acquired the entire remaining issued share capital and accounted for Randfontein as a subsidiary from March 1, 2000.

The total consideration for the share capital and warrants of Randfontein amounted to approximately $134.7 million and comprised of 14,909,631 ordinary shares of the Company and approximately $51.9 million in cash. The acquisition of Randfontein was accounted for as a purchase and accordingly the purchase price was allocated to the net assets acquired based upon their estimated fair market value. The excess of the purchase price compared to the book value of the net assets acquired amounted to $66 million which has been allocated to undeveloped properties included in property, plant and equipment.

(b)	Acquisition of Interest in AurionGold Limited (“AurionGold”) (formerly Goldfields Limited (Australia) (“Goldfields”)

On February 4, 2000, the Company purchased a 19.95% equity interest in Goldfields for a cash consideration of R143 million (A$41 million). Due to a subsequent share issue by Goldfields, the Company’s interest was diluted to 17.3%. On October 5, 2000, the Company concluded the purchase from Hanson Plc of 10.58 million Goldfields shares financed through the issue for cash of 2,189,700 Harmony ordinary shares for $10.2 million. This transaction resulted in the Company’s interest in Goldfields increasing to approximately 22.96%. The Goldfields investment was accounted for as an available-for-sale investment as the Company had no board representation or other significant influence over the financial and operating policies of Goldfields.

During September 2001, Goldfields announced that it was to merge with Delta Gold Limited (“Delta”) and that shareholders in Delta would receive 187 Goldfields shares for every 200 Delta shares held as part of the merger. The merger was consummated on December 31, 2001, and Goldfields was renamed AurionGold. As a result of the merger, the Company’s interest in AurionGold was diluted to 8.8%.

(c)	Acquisition of New Hampton (Australia)

On December 19, 2000, the Company announced that it had agreed to purchase 19.99% of New Hampton ordinary shares from Normandy Mining, subject to regulatory approval. On the same date, the Company also announced an offer for all the outstanding ordinary share capital of New Hampton for a cash consideration of A$0.265 for each ordinary share. On March 1, 2001, the Company announced a revised offer to the shareholders of New Hampton, increasing its cash offer for each outstanding ordinary share to A$0.275. The total cash bid valued New Hampton at approximately Rand 229.4 million ($28.5 million). On March 22, 2001, the Company announced that Normandy Mining accepted the Company’s offer for Normandy Mining’s remaining 13.2% shareholding in New Hampton, and that the New Hampton board of directors recommended that New Hampton shareholders accept the Company’s offer and indicated their intention to accept the Company’s offer for their individual holdings. As at June 30, 2001, shareholders holding

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

approximately 95.84% of New Hampton’s shares had surrendered their shares to the Company in acceptance of the the Company offer and this offer had become unconditional.

For accounting purposes the Company accounted for New Hampton as a subsidiary from April 1, 2001, the date on which it gained control of New Hampton. No minority interests were accounted for from this date until June 30, 2001 as New Hampton was in a net deficit position. The difference between the purchase price compared to the net book value of the net assets acquired amounted to $12.7 million which has been allocated to undeveloped properties included in property, plant and equipment.

(d)	Acquisition of certain assets and liabilities of the Elandsrand and Deelkraal mines (“Elandskraal”) from AngloGold

On January 31, 2001, the Company entered into an agreement to purchase Elandskraal, subject to the fulfillment of certain conditions precedent, for approximately Rand 1 billion ($130.9 million) in cash. The Company and AngloGold jointly managed Elandskraal between February 1, 2001 and April 1, 2001 and the Company completed the purchase on April 9, 2001. The results of Elandskraal have been accounted for in the books of the Company from April 1, 2001. The deficit of the purchase price compared to the net book value of the net assets acquired amounted to $30.7 million, which has been allocated to property, plant and equipment.

(e)	Agreement with Open Solutions (Proprietary) Limited (“Open Solutions”)

On April 24, 2001, the Group entered into an agreement with Open Solutions (25% of which is owned by Khuma Bathong Holdings (Proprietary) Limited, pursuant to which the parties agreed to associate together in a joint venture related to the business of the Elandskraal, or the Elandskraal Venture. Open Solutions, an empowerment group, undertook to purchase a 10% participation interest in the Elandskraal Venture for a cash consideration equal to 10% of the historical acquisition costs (including all transaction costs but excluding loan financing costs) of the Elandskraal mine, in an amount estimated to be approximately Rand 113.7 million ($14.1 million). No gain or loss was recorded in the financial statements of the Group as a result of this transaction. Randfontein has retained the remaining 90% participation interest in the Elandskraal Venture (but must consult with Open Solutions prior to effecting a sale or disposal of the material portion of the assets of the Elandsrand or Deelkraal mines). Under the agreement, the Company also undertook to loan the purchase price to Open Solutions at an interest rate equal to the prime rate less 1%, which will be repaid by Open Solutions from the benefits accruing to Open Solutions attributable to its 10% participation interest. As security for the repayment of this loan, Open Solutions ceded and assigned to Randfontein all its right, title and interest in and to its participation interest (other than the right to appoint three representatives) until the loan is repaid in full.

With effect from April 1, 2002, the Company reacquired the 10% participation interest in the Elandskraal Venture from Open Solutions. The aggregate consideration paid by the Company to Open Solutions was $18.5 million. The aggregate consideration included cancellation of the remaining $8 million due to the Company under the original loan of April 24, 2001 to Open Solutions. This 10% participation interest in Elandskraal had been separately accounted for as a minority interest subsequent to its disposal in fiscal 2001.

(f)	Acquisition of Interest in Bendigo NL (“Bendigo”)

On September 25, 2001, the Company announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares of Bendigo for a total purchase price of approximately A$50 million ($22.8 million). On December 13, 2001, shareholders of Bendigo approved this subscription and the Company acquired ordinary shares representing approximately 31.8% of the outstanding share capital of Bendigo. On that date, the Company was also granted options to

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

acquire 360 million additional shares of Bendigo at any time before December 31, 2003, at a price of A$0.30 per share for a maximum consideration of A$108 million. If the Company exercises these options, the Company would own approximately 50.1% of the diluted capital of Bendigo. Bendigo is a single project Australian gold mining development company whose ordinary shares are listed on the Australian Stock Exchange. Bendigo controls the New Bendigo Gold Project in the historic Bendigo goldfields, which includes all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria.

(g)	Acquisition of Hill 50 Limited (“Hill 50”)

On December 11, 2001, the Company commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50. The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50’s shares and 98.76% of Hill 50’s listed options had accepted the Company’s offer and this offer had become unconditional. The Company subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. The Company financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on February 28, 2002, with Citibank, N.A., as lead arranger. Hill 50 is an Australian gold mining company with operations mainly in Western Australia, whose ordinary shares and warrants were traded on the Australian Stock Exchange, prior to the completion of the acquisition by the Company.

For accounting purposes, the Company equity accounted for Hill 50 during the month of March, as it exercised significant influence over the financial and operating policies of Hill 50 during that period. Between April 2002 and June 2002, the Company acquired the remaining outstanding share capital of Hill 50 and the Company accounted for Hill 50 as a subsidiary from April 1, 2002.

The total bid valued Hill 50 at approximately A$233 million ($124.8 million) and was settled in cash by the Company. The acquisition of Hill 50 was accounted for as a purchase with the difference between the purchase price and the historical book value of the net assets acquired of $182.5 million allocated to undeveloped properties, property, plant and equipment. With effect from April 1, 2002, the Company reports the New Hampton and Hill 50 operating results together within an “Australian Operations” segment.

(h)	Acquisition of Certain Assets and Liabilities of the Free Gold and Joel Mines (“Free Gold Assets”) from AngloGold

On November 21, 2001, the Company and African Rainbow Minerals Gold Limited (“ARMGold”) reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. The Company and ARMGold subsequently formed the ARMGold/Harmony Freegold Joint Venture Company (Pty) Limited (the “Free Gold Company”) on December 11, 2001, to purchase the Free Gold assets. The Company and ARMGold each own 50% of the outstanding share capital of the Free Gold Company. The Free Gold assets are located in the Free State Province of South Africa, approximately 250 kilometers southwest of Johannesburg. The Free Gold Company was capitalized by means of capital contributions and loans in equal amounts from the Company and ARMGold.

Pursuant to the subsequently executed definitive agreements, the FreeGold assets were purchased by the Free Gold Company for R2,200 million ($207 million), plus an estimated amount of R632 million ($59 million) equal to any liability for taxes payable by AngloGold in connection with the sale. R1,800 million ($169 million) of the purchase price, plus accrued interest, was paid by the Free Gold Company in April 2002 following fulfillment of all conditions precedent and R400 million ($38 million) is payable by the Free Gold Company under an interest-free loan on January 1, 2005. The additional amount relating to taxes is payable by the Free Gold Company as and when the tax liability becomes payable by AngloGold. The Free Gold Company has

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

estimated that this tax liability will be approximately R632 million ($59 million) and will be payable in March 2003. The Free Gold Company assumed management control of the Free Gold assets from January 1, 2002 and completed the acquisition on April 23, 2002, the date on which all conditions precedent to the transaction were fulfilled, with the profits and cash flows generated by the Free Gold assets up to that date being for the account of the Free Gold Company.

The Company has equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be R2,213 million ($208 million). This figure is the sum of the cash payment of R1,800 million ($169 million), the fair value of the interest free loan of R270 million ($25 million) and the estimated tax payable to AngloGold of R632 million ($59 million), offset by the cash flows generated by the Free Gold assets during the period that the Free Gold Company and AngloGold jointly managed the Free Gold assets of R489 million ($45 million) as these cash flows were for the account of the Free Gold Company and its shareholders.

(i)	Acquisition of Interest in Highland Gold Limited (“Highland Gold”)

On May 31, 2002, the Company acquired ordinary shares representing approximately 25% of the outstanding share capital of Highland Gold for a purchase price of $18.9 million. On June 28, 2002, Highland Gold issued 750,000 additional shares to the Company for a purchase price of £7,500 ($11,925 at an exchange rate of $1.59 per £1.00), which increased the Company’s aggregate interest to approximately 32.5% of Highland Gold’s outstanding share capital. Highland Gold is a privately held company organized under the laws of Jersey, Channel Islands. Highland Gold holds Russian gold mining assets and mineral rights, including an operating mine and development projects.

(j)	Pro-forma information relating to Elandskraal (including the sale to and buy back from Open Solutions), New Hampton and Hill 50

The consolidated income statements reflect the operating results of Elandskraal (including the sale to and buy-back from Open Solutions), New Hampton and Hill 50 since the effective dates of acquisition.

The following pro-forma unaudited summarized financial information assumes that the above acquisitions had occurred on July 1 of each of the fiscal years in which they occurred.

	2002	2001
	$'000	$'000

Revenues	747,740	699,715
Net income	78,459	1,092
Basic earnings per share – cents	51.1	1.1
Average shares used in the computation	153,509,862	102,156,205

These pro-forma amounts have been prepared for comparative purposes only and they do not purport to be indicative of the results of operations which actually would have resulted had the business combinations been effected on July 1, 2000 and 2001 or of future results of operations of the consolidated entities.

4.	PRODUCTION COSTS

Cash operating costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles as well as transfers to and from deferred stripping. These costs, analyzed by nature, consist of the following:

	2002	2001	2000
	$'000	$'000	$'000

Labor costs, including contractors	265,497	313,649	247,733
Stores and materials	114,785	119,835	94,650
Water and electricity	53,436	60,080	47,454
Changes in inventory	(1,659)	(8,915)	(7,042)
Other	37,339	20,258	16,001

	469,398	504,907	398,796

5.	OTHER INCOME—NET

	2002	2001	2000
	$'000	$'000	$'000

Profit on sale of property, plant and equipment	1,965	10,528	6,308
Foreign exchange gains	9,673	1,202	—
Other (expenditure)/income – net	(2,488)	(1,034)	2,232

	9,150	10,696	8,540

6.	EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS

	2002	2001	2000
	$'000	$'000	$'000

Free State	1,611	—	—
Randfontein and Elandskraal	3,549	4,521	—
Evander	159	136	222
Kalgold	—	72	—
Australian operations	3,163	—	—
Bissett mine	293	—	—

	8,775	4,729	222

During the year ended June 30, 2002, the closure of the Virginia 2 shaft and Harmony 4 shaft in the Free State resulted in certain excess labor, which could not be accommodated on other shafts, becoming surplus to requirements and being made redundant. Elandskraal continued the process of restructuring, which was started in the previous fiscal year, which led to certain positions becoming redundant. Following the acquisition of Hill 50 in Australia, the Company combined the New Hampton and Hill 50 operations, which led to certain restructuring and employment termination costs being incurred. At the end of fiscal 2001, the Company decided to place the Bissett mine on care and maintenance due to the mining operations being uneconomical at gold prices at that time. During fiscal 2002, the restructuring process associated with the transition to care and maintenance was completed and additional restructuring costs were incurred.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

During the year ended June 30, 2001, due to the closure of No 4 shaft at Randfontein and the restructuring of Elandskraal, certain restructuring costs were incurred which included the termination of service of certain production employees.

During the year ended June 30, 2000, in order to achieve strategic objectives, the services of certain non-production employees at Evander were terminated at a cost of $0.2 million.

7.	PROFIT/(LOSS) ON SALE OF OTHER ASSETS AND LISTED INVESTMENTS

	2002	2001	2000
	$ '000	$ '000	$ '000

Profit/(loss) on sale of listed investments	4,524	(1,393)	2,482

As part of the initial public offering of ARMGold during fiscal 2002, the Company subscribed for 2,860,000 shares at R38.67 ($3.83) per share. These shares were subsequently disposed of for a profit of $4.5 million.

With the acquisition of Randfontein, the Company acquired 4,944,948 shares in Western Areas Limited. These shares were disposed of at a loss of $1.3 million in the 2001 fiscal year.

The profit in the 2000 fiscal year related to the sale of certain mineral rights.

8.	IMPAIRMENT OF ASSETS

	2002	2001	2000
	$'000	$'000	$'000

Free State operations	—	5,624	—
Randfontein operations	—	1,524	—
Evander operations	—	1,493	—
Bissett operations	—	19,625	—
Australian operations	44,284	—	—

	44,284	28,266	—

The Company completed the redevelopment program at New Hampton’s Big Bell underground mine during fiscal 2002. Production achieved to date however indicated that the grade of the Big Bell underground mine is significantly lower than expected. This resulted in a reassessment of the Big Bell ore reserve estimate, which indicated that the life of mine plans should be revised to take account of a lower gold content in the Big Bell ore body. Utilizing the revised mine plans, and a gold price of $295 per ounce, the life of mine plans did not support the carrying value of the Big Bell assets on an undiscounted cash flow basis. Accordingly an asset impairment of $44.3 million was charged against income, utilizing a discount rate of 10%, which reduced the carrying value of the Big Bell assets to $8.8 million.

Due to the depletion of economically mineable reserves, certain shafts at Randfontein, Evander and Free State were closed and the remaining net book value written off during fiscal 2001.

At the end of fiscal 2001, the Company decided to place the Bissett mine on care and maintenance due to the mining operations being uneconomical at gold prices at that time. The write-down reflected the excess of book value of long-term and other assets over the estimated salvage values of those assets.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

9.	INCOME AND MINING TAXES

	2002	2001	2000
	$'000	$'000	$'000

Current income and mining taxes	25,604	8,277	3,477
Deferred income and mining taxes	(11,236)	6,348	10,072

Total income and mining tax expense	14,368	14,625	13,549

Mining tax on South African mining income is determined on a formula basis, which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of the Australian operations is taxed at a standard tax rate. Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company’s income tax provision to differ from the estimated effective mining rate of 29% (2001: 20.5%) were:

	2002	2001	2000
	$'000	$'000	$'000

Tax on net income at estimated mining statutory rate	(19,116)	(3,430)	(15,047)
Valuation allowance released/(raised) against deferred tax assets	5,226	(9,816)	(1,504)
Non-taxable income/additional deductions	(4,973)	(512)	6,473
Difference between non-mining tax rate and estimated mining statutory rate on non-mining income	(1,555)	(867)	(971)
Company’s share of tax on joint venture not reflected in tax expense	6,050	—	—
Other	—	—	(2,500)

Income and mining tax expense	(14,368)	(14,625)	(13,549)

Deferred income and mining tax liabilities and assets on the balance sheet as of June 30, 2002 and June 30, 2001 relate to the following:

	2002	2001
	$'000	$'000

Deferred income and mining tax liabilities
Mining assets	146,775	81,195
Product inventory not taxed	3,045	4,303
Other	—	3,731

Gross deferred income and mining tax liability	149,820	89,229
Net deferred income and mining tax assets	(51,714)	(43,508)

Deferred financial liability	(22,897)	(6,791)
Unredeemed capital expenditure	(18,570)	(31,119)
Provisions, including rehabilitation accruals	(7,454)	(12,152)
Tax losses	(2,793)	(1,953)
Valuation allowance	—	8,507

	98,106	45,721
Less: Short term portion of deferred income and mining tax included in accounts payable	1,683	1,329
Net deferred income and mining tax liabilities	99,789	47,050

The classification of deferred income and mining taxes is based on the related asset and liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal.

As at June 30, 2002 the Group has unredeemed capital expenditure of $81.2 million (2001: $130.2 million) and tax losses carried forward of $9.1 million (2001: $6.5 million) available for deduction against future South African

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

mining income. These future deductions are utilizable against mining income generated only from the Group’s current mining operations in South Africa and do not expire unless the Group ceases to trade for a period longer than one year.

10.	EARNINGS PER SHARE

	For the year ended June 30, 2002

	Income
	(Numerator)	Shares
	$000	(Denominator)	Per share amount

Basic earnings per share
Shares outstanding July 1, 2001	–	145,235,791	–
Weighted average number of ordinary shares issued during the year	–	8,274,071	–

Income available to common stockholders	87,716	153,509,862	57.1
Effect of dilutive securities
Share options issued to employees	–	7,346,070	–
Warrants issued	–	4,361,156	–

Diluted earnings per share	87,716	165,217,088	53.1

	For the year ended June 30, 2002

	Income
	(Numerator)	Shares
	$000	(Denominator)	Per share amount

Basic earnings per share before cumulative effect of change in accounting policy
Shares outstanding July 1, 2000	–	97,310,435	–
Weighted average number of ordinary shares issued during the year	–	4,845,770	–

Income available to common stockholders	14,830	102,156,205	14.5
Effect of dilutive securities
Share options issued to employees		–	3,348,123

Diluted earnings per share	14,830	105,504,328	14.1

Basic earnings per share after cumulative effect of change in accounting policy
Shares outstanding July 1, 2000	–	97,310,435	–
Weighted average number of ordinary shares issued during the year	–	4,845,770	–

Income available to common stockholders	9,008	102,156,205	8.8
Effect of dilutive securities
Share options issued to employees	–	3,348,123	–

Diluted earnings per share	9,008	105,504,328	8.5

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

	For the year ended June 30, 2000

	Income
	(Numerator)	Shares
	$000	(Denominator)	Per share amount

Basic earnings per share
Shares outstanding July 1, 1999	–	69,460,286	–
Weighted average number of ordinary shares issued during the year	–	14,133,138	–

Income available to common stockholders	57,030	83,593,424	68.2
Effect of dilutive securities
Share options issued to employees	–	1,997,452	–

Diluted earnings per share	57,030	85,590,876	66.6

11.	PROPERTY, PLANT AND EQUIPMENT

	2002	2001
	$'000	$'000

Mining properties, mine development costs and mine plant facilities	800,984	654,244
Other non-mining assets	11,769	12,869

	812,753	667,113

Other non-mining assets consist of freehold land, computer equipment and motor vehicles.

12.	OTHER ASSETS

	2002	2001
	$'000	$'000

Mining subscriptions, participation rights and slimes dams	4,546	5,874
Deferred stripping	8,182	5,871
Bond issue costs, net of amortization	1,328	1,866

	14,056	13,611

Deferred stripping costs are made up as follows:
Opening balance	5,871	3,940
Additions during the period	2,311	1,931

Closing balance	8,182	5,871

The deferred stripping balances at the end of fiscal 2002 pertain to Kalgold and Hill 50 operations. The fiscal 2001 balance pertains only to Kalgold operations. In terms of the life of mine plan, pre-stripping is performed in the early years. This results in the cost associated with overburden stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 4.60 in 2002 and 4.00 in 2001, in respect of the Kalgold operations. These stripping ratios were calculated taking into account the actual strip ratios achieved of 6.60 in 2002 and 6.04 in 2001. The expected pit life average stripping ratio used to calculate the deferred stripping was 10.1 in respect of Hill 50 for the 2002 fiscal year.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

13.	NON-CURRENT INVESTMENTS

	2002	2001
	$'000	$'000

Listed investments
Investments in listed shares (a)	95,058	39,784

Other investments
Unlisted investments and loans (b)	2,534	2,829
Amounts contributed to environmental trust funds (c)	24,757	24,027
Other	994	1,571
	28,285	28,427

Total non-current investments	123,343	68,211

(a)	Listed investments consist of 43,350,992 shares in AurionGold (previously Goldfields) valued at $2.19 (A$3.93) per share. The shares are listed on the Australian Stock Exchange. The fair value of these shares at the close of business on June 30, 2002, by reference to stock exchange quoted prices and closing exchange rates was $95 million (2001: $40 million). Subsequent to year-end this investment was disposed off to Placer Dome in exchange for Placer Dome ordinary shares (see note 30). Dividends received during the 2002 fiscal year from AurionGold amounted to $1.1 million (2001: $1.6 million, 2000: $0.0 million).

(b)	Unlisted investments consist of various industry related investments and loans, which have been valued at book value by the directors. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. Dividends received from these investments amounted to $0.2 million in the 2002 fiscal year (2001: $0.2 million, 2000: $0.2 million).

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value.

14.	INVESTMENTS IN ASSOCIATES

Investments in associates consist of the following:

Market Value
Investment	Description of Business	Ownership %	$'000

Bendigo Mining NL Highland Gold Limited	Gold exploration Gold mining and exploration	31.8% 32.5%	48,400 –

The investments in both associates were made during fiscal 2002. (See note 3 for more details regarding the respective acquisitions). The market value of the Company’s investment in Highland Gold is not readily determinable. The Company did not receive any dividends from either Bendigo or Highland Gold during 2002 fiscal year.

The following table summarizes the change in value of the Group’s investments in associates since their acquisitions:

	2002	2001
	$'000	$'000

Shares at cost	77,382	–
Net share of results of associates	(473)	–
Associate now consolidated	(39,048)	–
Foreign currency translation differences	4,930	–

Closing carrying amount	42,791	–

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

The Company acquired an equity interest in Hill 50 of 30.5% during March 2002. During April 2002, the Company increased its investment in Hill 50 above 50% and consolidated its investment in Hill 50 from that date. During March 2002, Hill 50 was equity accounted by the Company as it exercised significant influence over the financial and operational policies of Hill 50 (See note 3(g) for more details regarding the Hill 50 acquisition).

15.	INVESTMENT IN JOINT VENTURE

The Group has a 50% interest in a joint venture with ARMGold Limited, the ARMGold/Harmony Freegold Joint Venture Company (Pty) Ltd (the “Free Gold Company”), which operates as a gold mining company in the Welkom area of the Free State goldfields. The Company and ARMGold each own 50% of the outstanding share capital of the Free Gold Company. The Free Gold Company was capitalized by means of capital contributions and loans in equal amounts from the joint venture partners. (See note 3(h) for more details regarding the joint venture formation and the acquisition of the Free Gold assets).

The following table summarizes the change in value of the Group’s investment in the Free Gold Company joint venture since its formation:

	2002	2001
	$'000	$'000

Shares at cost	1,583	–
Loan to joint venture	84,586	–
Accrued interest on loan to joint venture	1,367
Net share of joint venture results	13,176	–
Foreign currency translation differences	1,866	–

Closing carrying amount	102,578	–

The following is a summarized balance sheet and income statement prepared in accordance with U.S. GAAP for the Free Gold Company joint venture:

	2002	2001
	$'000	$'000

Current assets	109,839	–
Investments	44,143	–
Property, plant and equipment	218,933	–

Total assets	372,915	–

Current liabilities	32,619	–
Non-current interest-bearing borrowings	87,426	–
Non-current borrowings from shareholders	173,244	–
Deferred income and mining taxes	15,418	–
Provision for environmental rehabilitation	38,122	–
Provision for post-retirement benefits	214	–

Total liabilities	347,043	–
Shareholders’ equity	25,872	–

Total liabilities and shareholders’ equity	372,915	–

Revenue	68,952	–
Costs and expenses	(30,500)	–

Income before tax	38,452	–
Tax	(12,100)	–

Net income after tax	26,352	–

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

16.	INVENTORIES

	2002	2001
	$'000	$'000

Gold in-process	26,933	24,309
Supplies	15,444	13,169

	42,377	37,478

17.	RECEIVABLES

	2002	2001
	$'000	$'000

Value added tax	6,833	12,753
Trade receivables	9,188	8,660
Amount owing relating to share issue	–	36,276
Metals on consignment	18,672	–
Prepayments	6,914	1,632
Interest and other	25,413	39,995

	67,020	99,316

18.	HARMONY WARRANTS

	2002	2001
	$'000	$'000

For the acquisition of Vermeulenskraal Noord, 1,125,000 warrants were issued at a fair value of South African Rand 10 per warrant on December 3, 1996	–	2,480
For the acquisition of Lydex, 6,418,855 warrants were issued at a fair value of South African Rand 8.89 per warrant during the period January through March 1997	–	12,582
For obtaining the credit facility from NM Rothschild 36,045 warrants were issued at fair value of South African Rand 5.70 per warrant on June 6, 1998	–	32

	–	15,094

The warrants in the foregoing table were exercisable at a price of South African Rand 60.00, at which time they could have been converted into ordinary shares of the Company on or before July 31, 2001. None of the warrants were exercised and they lapsed on July 31, 2001.

In terms of a transaction dated June 29, 2001, 27,082,500 ordinary shares and 9,027,500 warrants to purchase 9,027,500 additional ordinary shares were issued. Ordinary shares were purchased in integral multiples of three and investors received one warrant for every three shares purchased. Each warrant will entitle its holder to purchase, on any business day on or before June 28, 2003, one ordinary share at South African Rand 43.00, or the U.S. dollar equivalent thereof. No value was separately attributed to the warrants on the date of issue. As at June 30, 2002, 1,013,554 warrants were exercised, leaving a balance of 8,013,946 warrants still to be exercised. These warrants are traded on the JSE Securities Exchange and New York Stock Exchange. Prior to the Company being listed on the New York Stock Exchange, the warrants were traded on the The Nasdaq Stock Market.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

19.	LONG-TERM LOANS

	2002	2001
	$'000	$'000

Uncollateralized
Senior uncollateralized fixed rate bonds (a)	115,496	149,947
Fair value adjustment of cash flow hedge	(2,002)	1,163
Less amortized discount	(626)	(3,145)

Total uncollateralized long-term loans	112,868	147,965

Collateralized
BAE Systems Plc (b)	3,501	3,501
BOE loan (c)	48,123	–
Less: short-term portion	(12,031)	–

Total collateralized long-term loans	39,593	3,501

Total long-term loans	152,461	151,466

(a)	On June 16, 2001, the Company launched and priced an issue of South African Rand denominated senior uncollateralized fixed rate bonds in an aggregate principal amount of R1 200 million ($115.5 million), with semi-annual interest payable at a rate of 13% per annum. These bonds will be repayable on June 14, 2006, subject to early redemption at the Company’s option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds are outstanding, the Company will not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of $1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.5 million for amortization of the bond issue costs.

(b)	The loan from BAE Systems Plc is a US dollar denominated term loan of $3.5 million for financing the design, development and construction of a facility for the manufacture and sale of value added gold products at the Company’s premises in the Free State. The loan is collateralized by a notarial covering bond over certain gold proceeds and other assets from this facility and is repayable in full on April 30, 2004. The loan bears interest at LIBOR plus 2%, which is accrued daily from the drawdown date and interest is repayable on a quarterly basis.

(c)	On April 18, 2002 the Company entered into a South African Rand denominated term loan facility of R500 million ($48.1 million) with BOE Bank Limited for the purpose of partially funding the Company’s acquisition of shares in the Free Gold Company and loans made by the Company to the Free Gold Company in connection with the acquisition of the Free Gold assets. The facility is collateralized by a pledge of the Company’s shares in the Free Gold Joint Venture Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on April 23, 2006 by way of eight equal semi-annual capital installments which are due beginning October 23, 2002. The loan bears interest at a rate equal to the Johannesburg Interbank Agreed Rate (“JIBAR”) for deposits in Rand plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing July 23, 2002. Pursuant to the terms of this loan facility, the Company must comply with the following restrictive covenants:

(i)	Consolidated net worth must be more than R4 600 million ($422.7 million);

(ii)	The total debt to earnings before interest, tax, depreciation and amortization (EBITDA) ratio must not exceed 1.5; and

(iii)	The EBITDA to total debt service ratio must not be less than 3.5.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

In addition, pursuant to this facility, the Company is subject to specified limits on its ability to (i) permit encumbrances over pledged revenues or assets, (ii) make loans or incur specified types of indebtedness, (iii) dispose of more than 25% of its assets or (iv) make distributions to its shareholders if a default or event of default under this facility has occurred and is continuing. If the Company fails to meet these requirements, the loan may be accelerated and become due and payable in full.

20.	PREFERENCE SHARES

The Company entered into an agreement with Simane Investments (Pty) Ltd (“Simane”), a South African empowerment group, and the Industrial Development Corporation of South Africa Limited (“IDC”) on behalf of Simane, pursuant to which, subject to the fulfillment of certain specified conditions, Simane and the IDC subscribed for 222,222 Harmony ordinary shares and 10,736,682 Harmony ordinary shares, respectively, at R46.00 ($4.47) per share. The IDC was issued 10,736,682 Harmony ordinary shares during June 2001 and Simane was issued 222,300 Harmony ordinary shares during September 2001.

Under the agreement, the IDC also subscribed for 10,958,904 redeemable convertible preference shares at a price equal to their par value of R0.50 each. The shares were issued on June 8, 2001. The preference shares could be converted into ordinary Harmony shares for a period of 5 years from their issue at the payment of an additional R41.50 per preference share. During January and February 2002, all of the preference shares were converted into ordinary shares, leaving Simane with a stake of 6.4% in the Company as at that date.

21.	DEFERRED FINANCIAL LIABILITY

	2002	2001
	$'000	$'000

Mark-to-market of speculative financial instruments at year end	8,115	48,451
Amount owing on close out of derivatives	–	2,747
Mark-to-market of Bendigo options	(6,260)	–
Mark-to-market of hedging financial instruments at year end	85,371	(1,824)

	87,226	49,374

The Randfontein hedge book was closed during fiscal 2002 at a cost of $13 million after tax. The balance currently provided relates to the Hill 50 hedge book, acquired with the acquisition of Hill 50, as well as the remaining portion of the New Hampton hedge book. These hedge books have been restructured as normal sales. The deferred financial liability will be recognized in the income statement as gold production, underlining the hedging instrument, is delivered into the respective contracts. See note 26 for more details regarding the financial instruments outstanding.

22.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2002	2001
	$'000	$'000

Accrued rehabilitation costs	63,125	53,136

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that, based on current environmental and regulatory requirements, the total cost for the mines, in current monetary terms, will be R816 million ($78.5 million) (2001: R689 million ($85.7million)).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

The Group intends to finance the ultimate rehabilitation costs from the money invested with, and ongoing contributions to, the environmental trust funds, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

23.	PROVISION FOR POST-RETIREMENT BENEFITS

The provision for former employees’ post retirement benefits comprises medical benefits for former employees who retired prior to December 31, 1996. The amounts were based on an actuarial valuation conducted during the current fiscal year.

	2002	2001
	$'000	$'000

The amounts recognized in the balance sheet are as follows:
Accrued post-retirement health care costs	737	1,002

The following table sets forth the funded status of the post-retirement health care costs:
Actuarial present value	737	1,002
Plan assets at fair value	–	–

Accumulated benefit obligation in excess of plan assets	737	1,002
Prior service costs	–	–
Unrecognized net (gain)/loss	–	–

Post-retirement health care liability	737	1,002

The amounts recognized in the income statement are as follows:
Interest cost	176	394
Additional liability raised for Elandskraal employees converting to Minemed	108	–
Benefits paid	294	4,474
Net actuarial gains	(621)	(2,627)

	(43)	2,241

The movement in the liability recognized in the balance sheet is as follows:
At the beginning of the year	1,002	3,709
Total expenses as above	(43)	2,241
Foreign currency translation adjustments	(222)	(4,948)

At the end of the year	737	1,002

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7% per annum (2001: 0%) and a discount rate of 12% per annum (2001: 12%).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

24.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001
	$ '000	$'000

Trade payables	25,275	27,294
Deferred income and mining taxes	(1,683)	(1,329)
Short term portion of long-term loans	12,031	–
Short term borrowings	3,442	9,640
Payroll and leave liabilities	32,834	31,478
Revenue received in advance	5,153		–
Unpresented checks	6,684	4,143
Other (including accrued liabilities)	32,968	62,154

	116,704	133,380

25.	EMPLOYEE BENEFIT PLANS

PENSION AND PROVIDENT FUNDS: The Group contributes to several pension and provident funds governed by the Pension Funds Act, 1946 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Group’s liability is limited to its annually determined contributions.

The provident funds are funded on the “money accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian subsidiaries make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The Superannuation Guarantee Contributions were set at a minimum of 8% of gross salary and wages for the 2002 year.

Substantially all the Group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Group for fiscal 2002 amounted to $18.7 million (2001: $16.1 million and 2000: $12.1 million).

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS: Skilled workers in South Africa participate in the Minemed medical scheme, as well as other medical schemes. The Group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (the “Minemed scheme”). The Group’s contributions to these schemes on behalf of retired and current employees amounted to $3.0 million, $4.1 million and $1.9 million for 2002, 2001 and 2000 respectively.

No post-retirement benefits are available to other workers. No liability exists for employees who were members of these schemes who retired after the date noted above. The medical schemes pay certain medical expenses for both current and retired employees and their dependents. Current and retired employees pay an annual fixed contribution to these schemes.

The regularly-scheduled updated actuarial valuation was carried out during the current fiscal year on the Minemed medical scheme following the last actuarial valuation in fiscal 2000. Assumptions used to determine the liability relating to the Minemed medical scheme included, investment returns of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA “a mf” tables and a medical inflation rate of 0% to 7.0%. Randfontein had a liability to certain retirees and their dependants who retired prior to September 30, 1991 in terms of the JCI medical scheme. During fiscal 2001, an agreement was reached with these retirees whereby they were transferred to the Minemed medical scheme and the provision was therefore reversed in June 2001.

SHARE OPTION SCHEME: The Company currently has two employee share option schemes, being the Harmony (1994) Share Option Scheme (“HSOS 1994 Scheme”) and the Harmony (2001) Share Option Scheme (“HSOS 2001 Scheme”). Pursuant to the rules of the HSOS 1994 Scheme and the HSOS 2001 Scheme certain qualifying employees may be granted options to purchase shares in the Company’s authorized but unissued ordinary shares. The HSOS 2001 Scheme was established following approval by the Company’s shareholders during fiscal 2002. The HSOS 2001 Scheme came into effect on November 16, 2001; however, options previously issued under

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

the HSOS 1994 Scheme remain in force. The terms of the HSOS 2001 Scheme are substantially equivalent to the terms of the HSOS 1994 Scheme, except that the maximum number of share options that may be granted under the HSOS 2001 Scheme is a fixed amount (8,000,000) rather than a percentage of share capital. Options granted under the HSOS 1994 Scheme that remain outstanding are not counted against this maximum. Of the total of 8,000,000 ordinary shares under the specific authority of the directors in terms of the HSOS 2001 Scheme, 6,130,100 shares have been offered to participants leaving a balance of 1,869,900 to be offered to eligible employees. Upon the date of adoption of the HSOS 2001 Scheme, 3,108,800 shares were still outstanding under the HSOS 1994 Scheme. Following the adoption of the HSOS 2001 Scheme, no further option grants have been made under the HSOS 1994 Scheme. In terms of the rules of both the HSOS 1994 Scheme and the HSOS 2001 Scheme, the exercise price of the options granted is equal to fair market value of the shares at the date of the grant.

On November 29, 1999, the Company adopted a share purchase scheme (the “Share Purchase Scheme”), in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by the Company. The share purchase trust provides recourse loans to enable employees to acquire shares or exercise their options under the HSOS 1994 Scheme. To date, the Share Purchase Scheme has only been used for the purpose of making recourse loans to employees to enable them to exercise their options under the HSOS 1994 Scheme. The shares acquired by an employee pursuant to the exercise of the option are then pledged by that employee to the share purchase trust to secure repayment of the recourse loan granted by the share purchase trust, plus any interest thereon. The share purchase trust is funded by a loan from the Company, which it repays once it receives repayment of the loans granted to employees. Three non-executive directors of the Company serve as trustees of the share purchase trust. The trustees are not eligible to receive loans from the trust.

Options currently expire no later than 10 years from the grant date. Pursuant to the HSOS 1994 Scheme rules, annually upon anniversary of the grant date, a third of the total options granted are exercisable. Pursuant to the HSOS 2001 Scheme rules, annually upon anniversary of the grant date, a third or a fifth of the total options granted are exercisable, depending on the vesting terms of the respective grant. Proceeds received by the Company from the exercise are credited to share capital and additional paid-in capital.

Details of the activity in the HSOS 1994 Scheme and the HSOS 2001 Scheme were as follows (for convenience of the reader, the Rand amounts have been converted to US dollars at the balance sheet date for the respective fiscal years):

			Average exercise	Average exercise
		Number of share	price per share	price per share
	Available for grant	options granted	SA Rand	US Dollar

Balance as at June 30, 1999	2,569,728	4,376,300	–	–
Share options granted during the year	(4,804,500)	4,804,500	–	–
Share options exercised during the year	–	(2,071,500)	26.06	3.85
Share options forfeited during the year	210,300	(210,300)	–	–
Share options reserved during the year	4,856,515	–	–	–

Balance as at June 30, 2000	2,832,043	6,899,000	–	–
Share options granted during the year	(1,728,400)	1,728,400	–	–
Share options exercised during the year	–	(2,835,700)	20.89	2.60
Share options reserved during the year	8,463,985	–	–	–

Balance as at June 30, 2001	9,567,628	5,791,700	–	–
Share options granted during the year	(6,130,100)	6,130,100	–	–
Share options exercised during the year		(2,682,900)	26.88	2.59
Share options reserved during the year	1,541,172	–	–	–

Balance as at June 30, 2002	4,978,700	9,238,900	–	–

The options exercisable on June 30, 2002 and 2001 were 97,200 and 1,570,433 respectively.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

The range of exercise prices for options outstanding at June 30, 2002 was R11.70 to R49.60. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of the Company’s stock over the period of the grants.

The following tables summarize information relating to the options outstanding at June 30, 2002 (tables are denominated in South African Rand and US$ where applicable):

			Outstanding options
			weighted average

			Contractual
Range of prices		Number of	life	Exercise price	Exercise price
SA Rand	US$	shares	(years)	(SA Rand)	(US $)

11.70 – 17.40	1.13 – 1.67	18,500	5.50	11.70	1.13
19.50 – 27.20	1.88 – 2.62	1,876,300	7.63	24.42	2.35
35.00 – 49.60	3.37 – 4.77	7,344,100	9.19	47.48	4.57

Total		9,238,900	8.89	42.99	4.14

			Exercisable options

			Weighted	Weighted
			average	average
			exercise price	exercise price
SA Rand	US$	Number of shares	(SA Rand)	(US$)

11.70 – 17.40	1.13 – 1.67	18,500	11.70	1.13
19.50 – 27.20	1.88 – 2.62	71,200	24.02	2.31
35.00 – 49.60	3.37 – 4.77	7,500	35.40	3.41

Total		97,200	22.55	2.17

These options will expire if not exercised at specific dates ranging from December 2007 to November 2011. Market prices for options exercised during the three fiscal periods ended June 30, 2002 ranged from R23.00 to R117.00.

In connection with the share purchase scheme described above, the Company follows the provisions of EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44” for all options granted subsequent to January 18, 2001 and prior to the adoption of FAS 123 on July 1, 2002. Pursuant to the guidance in EITF 00-23, the Company applies variable accounting for the 700,000 options granted on April 24, 2001 until the date such options are exercised. The Company recognized stock-based compensation expense of $7.4 million related to this option grant during fiscal 2002.

On July 1, 2001, the Company changed its accounting policy and adopted FAS 123. FAS 123 requires that all stock options granted following the date of adoption, be fair valued and that the fair value be recognized as stock compensation expense over the option vesting period. Accordingly the Company fair valued the 6,130,100 options granted on November 20, 2001 and recorded deferred stock-based compensation of $8.7 million based on a fair value of R13.88 per option granted. $2.1 million was recognized as stock-based compensation expense during fiscal 2002, which reduced net income by the same amount. The Company used the following assumptions in valuing the option grant:

2002

Expected life (in years)	3.5
Risk free interest rate	11.50%
Volatility	40.00%
Dividend yield	4.00%

The Company used the binomial model in determining the fair value of the options granted.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

Pro-forma information

Prior to July 1, 2001, the Company had elected to follow APB 25. Previously under APB 25, because the exercise price of the Company’s stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized in the Company’s financial statements.

Pro-forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement. The fair value of options granted in 2001 and 2000 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000

Expected life (in years)	6.0	6.0
Risk free interest rate	11.19%	13.58%
Volatility	53.81%	65.00%
Dividend yield	3.33%	3.20%

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during the fiscal 2001 and 2000 under HSOS 1994 Scheme was R18.90 and R18.80 per share, respectively.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The Company’s pro-forma information follows (in thousands of U.S. dollars except for earnings per share information):

	2002	2001	2000

Pro-forma net income	82,654	3,808	52,284
Pro-forma basic earnings per share	53.8	3.7	62.5
Pro-forma fully diluted earnings per share	50.0	3.6	61.1

The impact on pro-forma net income and earnings per share in the table above, which shows the effect for both schemes, may not be indicative of the effect in future years. The Company continues to grant stock options to new employees. This policy may or may not continue.

26.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

The Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, the Company may enter into derivative financial instruments to manage these exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Commodity price sensitivity

As a general rule, the Company sells its gold production at market prices. The Company generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In order to secure loan facilities, there have been instances where the Company has made use of commodity contracts to ensure revenue streams (all of which have subsequently expired). In addition, a significant proportion of Randfontein Estate’s, New Hampton and Hill 50’s production was already hedged when acquired by the Company. The inherited Randfontein hedge which had previously been treated as speculative was closed out

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

during the year at a cost of $22.0 million before tax ($13 million after tax). The Group’s remaining commodity contracts relate to a portion of both New Hampton’s and Hill 50’s production. These contracts were restructured towards the end of the year to normal purchase, normal sale agreements where the Group will physically deliver a specified quantity of gold at a future date, subject to the pricing arrangements described below.

The Group’s commodity contracts by type as at June 30, 2002 are set out below:

	Maturity - scheduled for delivery in fiscal

									Mark-
									to-
	2003	2004	2005	2006	2007	2008	2009	Total	market

									$'000

Normal sales contracts
Forward Sales Agreements
Ounces (1)	425,792	229,000	205,000	187,500	125,000	100,000	100,000	1,372,292	(69,667)
A$/ ounce	514	522	524	523	514	518	518	519
Variable price sales agreements
(with “caps”)
Ounces (2)	62,425	175,500	130,000	40,000	–	–	–	407,925	(18,247)
A$/ ounce	545	544	512	552	–	–	–	535
Variable price sales agreements(3)
(with “floors”) Ounces	33,000	–	–	–	–	–	–	33,000	53
A$/ ounce	500	–	–	–	–	–	–	500	53

	521,217	404,500	335,000	227,500	125,000	100,000	100,000	1,813,217	(87,861)

(1)	The Group must deliver into these agreements at the prices indicated (2) The Group must deliver its production into these agreements subject to the capped price indicated in the table above (3) The Group must deliver its production into these agreements subject to the floor price indicated in the table above
(2)	The Group must deliver its production into these agreements subject to the capped price indicated in the table above
(3)	The Group must deliver its production into these agreements subject to the floor price indicated in the table above

The contracts are treated as normal purchase, normal sales contracts. The mark-to-market of these contracts was a negative US$88 million as at June 30, 2002 based on independent valuations provided by an independent risk and treasury management services company, using present value methods or standard option value methods with assumptions about commodity prices based on those observed in the gold market. The value was based on a gold price of US$316 per ounce, an exchange rate of Rand 10.39 per US$1.00 and prevailing market interest rates and volatilities at the time. These values are estimates that involve uncertainties and cannot be determined with precision.

The Group’s commodity contracts by type as at June 30, 2001 are set out below:

	Maturity - scheduled for delivery in fiscal

							Mark-to-
	2002	2003	2004	2005	2006	Total	market

							$'000

South Africa — Randfontein
Forward sales
Ounces	–	–	2,500	37,500	–	50,000	(644)
$/oz	–	–	284	284	–	284
Put purchases
Ounces	750,000	–	–	–	–	750,000	644
$/oz	1,990	–	–	–	–	1,990
Forward purchases
Ounces	(350,000)	–	–	–	–	(350,000)	(13,481)
$/oz	309	–	–	–	–	309
Calls sold
Ounces	–	27,006	163,526	200,079	59,714	450,325	(11,618)
$/oz		279	196	299	300	297

Total	400,000	27,006	176,026	237,579	59,714	900,325	(25,099)

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

	Maturity - scheduled for delivery in fiscal

	2002	2003	2004	2005	2006	Total	Mark-to- market

							$'000

Australia — New Hampton
Forward sales
Ounces	177,304	206,000	9,000	–	–	392,304	(7,739)
A$/oz	498	514	539	–	–	507
Puts purchases
Ounces	–	25,500	227,500	220,000	90,000	563,000	4,752
A$/oz	–	523	500	498	500	500
Calls sold
Ounces	245,000	97,206	175,500	–	–	517,706	(12,989)
A$/oz	500	523	526	–	–	513
Calls purchased
Ounces	(100,000	–	–	–	–	(100,000)	2,038
$/oz	500	–	–	–	–	500

Total	322,304	328,706	412,000	220,000	90,000	1,373,010	(13,938)

Grand total	722,304	355,712	588,026	457,579	149,714	2,273,335	(39,037)

All the above contracts were accounted for as speculative. The mark-to-market of the above contracts was a negative $39 million as at June 30, 2001, based on independent valuations provided by a risk treasury management services company.

Foreign currency sensitivity

In the ordinary course of business, the Company enters into transactions denominated in foreign currencies (primarily US and Australian dollars). In addition, the Group has investments and liabilities denominated in Canadian, Australian and US dollars. As a result, the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Company does not generally hedge its exposure to foreign currency exchange rates, however during the year, it entered into monthly dollar forward sales agreements totaling US$ 90 million, at an average exchange rate of R11.76 per $1.00 maturing over the period July to December 2002. These contracts were entered into to preserve the revenue streams for the Free State operations.

These contracts are accounted for as cash flow hedges and changes in fair value are recorded as a component of shareholders’ equity as at the balance sheet date and subsequently reclassified to the income statement upon the contract expiration date.

The mark-to-market value of the transactions making up the positions was a positive US$4.5 million as at June 30, 2002. This valuation was based on an exchange rate of R10.42 per $1.00 and the prevailing interest rates and volatilities at the time.

Concentration of credit risk

Financial instruments, which subject the Company to significant concentrations of credit risk, consist principally of cash and equivalents, short-term investments and various derivative financial instruments. The Group’s financial instruments do not represent a concentration of credit risk because the Group transacts with and maintains cash and cash equivalents, short-term investments and derivative financial instruments with a variety of well established financial institutions of high quality and credit standing. The credit exposure to any one counter party is managed by setting exposure limits, which are reviewed regularly. The Group’s receivables and loans are regularly monitored and assessed, and an adequate level of provision is maintained.

Interest rates and liquidity risk

Fluctuations in interest rates and gold lease rates impact on the value of short-term cash and financing activities.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

The Company generally does not undertake any specific actions to cover its exposure to gold lease rates in respect of its lease rate swaps. Through its acquisitions of New Hampton and Hill 50, the Company holds gold lease rate swaps amounting to 1,906,500 ounces at a weighted average lease rate of 1.0% at June 30, 2002, the balance of which will decline in each fiscal year as set forth below:

	Gold lease rate swaps outstanding at the beginning of fiscal year

	2003	2004	2005	2006	2007	2008	2009	2010

Ounces	1,906,500	1,879,000	1,170,000	1,170,000	900,000	675,000	675,000	—

Lease rate received	1.0%	1.0%	1.2%	1.2%	1.0%	1.1%	1.1%	—

The above instruments are all treated as speculative financial instruments and accordingly do not qualify for hedge accounting. The mark-to-market of the above contracts was a negative US$8.1 million as at June 30, 2002, based on valuations provided by independent treasury and risk management experts.

On June 14, 2001, the Group issued senior uncollateralized fixed rate bonds in an aggregate principal amount of Rand 1,200 million ($116 million), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006, subject to early redemption at the Group’s option. In connection with these bonds, the Group entered into an interest rate swap of Rand 600 million ($58 million). The interest rate swap consists of two tranches: (i) a Rand 400 million ($38 million) tranche which receives a fixed rate of 13% and pays a floating rate of JIBAR (reset quarterly) plus 1.8% and (ii) a Rand 200 million ($19 million) tranche which receives a fixed rate of 13% and pays a floating rate at JIBAR (reset quarterly) plus 2.2%. The interest rate swaps are designated as fair value hedges. The mark-to-market value of the transactions was a negative R21 million (US$2 million) as at June 30, 2002.

In the ordinary course of business, the Group receives cash from its operations and is required to fund its working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to provide sufficient liquidity at the minimum risk.

Fair value

The fair value of the financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amount of the receivables, all accounts payable and cash and cash equivalents are a reasonable estimate of their fair values because of the short-term maturity of such instruments. The investments in the environmental trust funds approximate fair values as the funds are invested in short-term maturity investments. Listed investments (including those in the environmental trust fund) are carried at market value. Long-term loans, other than the bonds, approximate fair value as they are subject to market based floating rates. The carrying value of the bond approximates its fair value as at June 30, 2002.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

27.	NET CASH PROVIDED BY OPERATIONS

	2002	2001	2000
	$'000	$'000	$'000

Reconciliation of profit before taxation to net cash provided by operations:
Income before taxation	103,659	29,804	73,489
Adjustments for:
Minority interest	–	–	(2,910)
Loss/(profit) on sale of other assets and listed investments	(4,524)	907	(2,482)
Profit on sale of mining assets	(1,965)	(10,568)	(6,308)
Depreciation and amortization	30,183	31,417	21,797
Impairment of assets	44,284	28,266	–
Gain on financial instruments	(8,939)	(18,433)	(7,078)
Net (decrease)/increase in provision for environmental rehabilitation	15,192	(6,817)	802
Net decrease/(increase) in provision for former employees’ post retirement benefits	43	(2,241)	(4,048)
Other non cash transactions	81	(283)	(125)
Income and mining taxes paid	(8,590)	(3,998)	(1,214)
Cash cost to close out Randfontein hedges	(21,951)	–	–
Stock-based compensation	9,434	–	–
Effect of changes in operating working capital items:
Receivables	11,347	(35,963)	(7,079)
Inventories	(8,329)	(10,744)	(3,000)
Accounts payable and accrued liabilities	2,480	47,687	(23,356)

Net cash provided by operations	162,405	49,034	38,488

28.	ADDITIONAL CASH FLOW INFORMATION

The income and mining taxes paid in the statement of cash flow represents actual cash paid.

(a)	Non cash-items

Excluded from the statements of consolidated cash flows are the following:

	(i)	For the year ended June 30, 2002

		-	The minorities’ share in the profits of Elandskraal.

		-	The $48.9 million mark-to-market of listed and other investments.

		-	The $6.1 million mark-to-market of derivatives qualifying as hedges.

	(ii)	For the year ended June 30, 2001

		-	The minorities’ share in the profits of Elandskraal.

		-	The $9.9 million mark-to-market of listed and other investments.

		-	The $1.0 million mark-to-market of derivatives qualifying as hedges.

	(iii)	For the year ended June 30, 2000

		-	The $6.6 million loan obtained from NM Rothschilds to directly finance the development costs at the Bissett mine.

		-	The $18.1 million loan obtained from Robert Fleming to finance the investment in Goldfields Australia.

-	The $2.8 million mark-to-market of listed investments.

(b)	Acquisitions of Subsidiaries / Businesses

	(i)	For the year ended June 30, 2002

		(a)	With effect from April 1, 2002, the Company acquired the remaining 10% interest in the Elandskraal Venture from Open Solutions. The fair value of assets acquired were as follows:

2002
$ '000

Property, plant and equipment	9,640
Net minority interest in Elandskraal	8,813

Total purchase price	18,453
Paid for by cash	(18,453)

(b)	With effect from April 1, 2002, the Company acquired the entire share capital of Hill 50 and its subsidiaries. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:

2002
$'000

Inventories	4,756
Accounts receivable	2,585
Property, plant and equipment	242,136
Accounts payable and accrued liabilities	(12,736)
Long-term liabilities	(4,580)
Deferred financial liability	(83,007)
Deferred tax	(38,875)

Total purchase price	110,288
Paid for by cash	(124,774)

Cash and cash equivalents at acquisition	(14,485)

(ii)	For the year ended June 30, 2001

	(a)	With effect from April 9, 2001, the Company acquired Elandskraal (the Elandsrand and Deelkraal mines) from Anglogold. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

2001
$'000

Property, plant and equipment	130,909
Investments	6,789
Long-term liabilities	(6,789)

Total purchase price	130,909
Paid for by cash	(130,909)

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

(b)	With effect from April 1, 2001, the Company had acquired a majority shareholding in New Hampton and during the period to June 30, 2001 increased its shareholding such that as at June 30, 2001, the Company had acquired 95.84% of the issued share capital of New Hampton. The aggregate fair value of the assets acquired and liabilities assumed were:

2001
$ '000

Inventories	5,455
Accounts receivable	2,272
Investments	3,260
Property, plant and equipment	75,898
Accounts payable and accrued liabilities	(18,545)
Long-term liabilities	(39,808)

Total purchase price	28,532
Paid for by cash	(28,532)

(iii)	For the year ended June 30, 2000

	(a)	With effect from March 1, 2000, the Company had acquired a majority shareholding in Randfontein and during the period up to June 30, 2000 the Company increased its shareholding that as at June 30, 2000, the Company had acquired the entire issued share capital and 96.5% of the outstanding warrants of Randfontein. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:

2000
$ '000

Inventories	8,192
Accounts receivable	10,268
Investments	33,760
Property, plant and equipment	210,695
Accounts payable and accrued liabilities	(97,809)
Long-term liabilities	(24,661)
Deferred tax	(14,460)

Total purchase price	125,985
Paid for by the issue of share capital	(82,842)
Paid for by cash	(51,892)

Cash and cash equivalents at acquisition	(8,749)

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

(b)	With effect from October 1, 1999, the Company acquired the entire issued share capital of West Rand Consolidated Mines Limited and its subsidiary Kalahari Goldridge Mining Company Limited. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:

2000
$ '000

Inventories	1,068
Accounts receivable	1,395
Investments	5,904
Property, plant and equipment	41,545
Accounts payable and accrued liabilities	(2,540)
Long-term liabilities	(501)
Deferred tax	(259)

Total purchase price	46,612
Paid for by the issue of share capital	(46,393)
Paid for by cash	(949)

Cash and cash equivalents at acquisition	(730)

(c)	Disposal of Subsidiaries/Businesses

	(i)	For the year ended June 30, 2001

		(a)	With effect from April 24, 2001, the Company disposed of a 10% interest in the Elandskraal Venture to Open Solutions. The book value of assets and liabilities disposed of were as follows:

2001
$ '000

Property, plant and equipment	13,271
Stores	871

Total sales price	14,142
Paid for by way of receivables	(14,142)

29.	COMMITMENTS AND CONTINGENCIES

	2002	2001
	$ '000	$'000

Capital expenditure commitments
Contracts for capital expenditure	3,055	15,299
Authorized by the directors but not contracted for	24,535	26,137

	27,590	41,436

These expenditures will be financed from existing cash resources.

Contingent liabilities
Guarantees and suretyships	481
Environmental guarantees	7,892

8,373

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

30.	SUBSEQUENT EVENTS

(a)	On May 25, 2002, the Company and Placer Dome entered into an agreement under which the Company accepted Placer Dome’s offer to acquire all of the Company’s interest in AurionGold subject to specified conditions. Pursuant to the offer, the Company would receive 17.5 newly-issued Placer Dome ordinary shares for every 100 AurionGold ordinary shares tendered. On July 29, 2002, the Company announced that Placer Dome had increased its offer by adding a cash payment of A$0.35 per AurionGold ordinary share. The Company accepted this revised offer, which had become unconditional as of July 29, 2002. The transaction was completed on August 6, 2002. As a result, the Company received a 1.9% interest in Placer Dome.

(b)	The Free Gold Company completed the acquisition from Gold Fields Limited of the assets of St. Helena gold mine on October 30, 2002. The consideration for the sale totaled Rand 120 million ($11.9 million), plus a royalty equal to one percent of revenue for a period of 48 months beginning on the effective date of the sale. St. Helena Gold Mines Limited and the Free Gold Company concluded a formal agreement of sale on July 1, 2002.

(c)	On November 22, 2002, the Company purchased approximately 21.0% of the outstanding share capital of High River Gold Mines Limited for a purchase price of $14.5 million. High River Gold Mines Limited is a company organized under the laws of Ontario, Canada, that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa, including an interest in two operating mines in Russia, an agreement to acquire ownership of a development project in Russia, an ownership interest in an operating mine in Canada and an ownership interest in a development project in Burkina Faso. This investment was acquired at a discount of approximately 16% ($0.85 cents per share) from the 30 day weighted average share price for the 30 day period prior to the execution of the agreement with Jipangu, a Japanese investment house.

31.	GEOGRAPHICAL AND SEGMENT INFORMATION

The Company is primarily engaged in gold mining and related activities, including exploration, extraction, processing, smelting and refining. Activities are conducted and investments held both inside and outside of South Africa.

The results of the Free Gold Company have been included from January 3, 2002 and Hill 50 from April 1, 2002 as these are the dates from which the Company’s chief operating decision maker received discrete financial information related to each of these acquisitions during the 2002 fiscal year. The segment results have been presented in S.A. GAAP and reconciled to U.S. GAAP as S.A. GAAP financial information is what the Company’s chief operating decision maker reviews in allocating company resources and in making investment decisions.

Segmental information includes the results of operations of Randfontein, Elandskraal and New Hampton from date of acquisition with effect from March 1, 2000 and April 1, 2001 respectively. Gold operations are internally reported based on the following geographic areas: Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold and the Australian operations. The Free State, Randfontein, Kalgold, Evander and Elandskraal operations are located in specific gold producing regions within South Africa. The Australian operations include New Hampton and Hill 50, which have been aggregated and reported as one segment with effect from April 1, 2002 (following the acquisition of Hill 50). The Australian operations are located primarily in Western Australia. The Bissett mine, which is reflected in “Other” for fiscal 2002, is located in Canada. The Company also has exploration interests in Southern Africa and Australia which are included in Other, Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

The segmental split on a geographical basis is:

Year ended June 30, 2002

									Reconciliation
									of segment
	Free					FreeGold			data to the
	State	Evander	Kalgold	Randfontein	Elandskraal	Company	Australian		consolidated
	(South	(South	(South	(South	(South	(South	Operations		financial
	Africa)	Africa)	African)	Africa)	Africa)	Africa)	(Australia)	Other*	statements			Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'0000	$'000	$'000	Notes		$'000

Profit and loss
Product sales	179,341	116,772	17,505	159,629	133,834	89,998	66,402	1,804	(89,998)	(a	)	675,287
Production costs	(132,430)	(70,867)	(12,727)	(99,279)	(93,167)	(42,317)	(59,536)	(906)	42,317	(a	)	(468,912)

Cash operating profit	46,911	45,905	4,778	60,350	40,667	47,681	6,866	898	(47,681)			206,375
Other revenues	6,633	1,631	9	2,489	356	1,950	5,858	4,577	(1,950)	(a	)	21,553
										(a	)(e)(f)
Other income (costs)	(3,212)	(4,350)	(1,276)	(28,001)	(12,493)	(8,248)	5,210	(1,745)	(70,154)	(g	)(h)(i)	(124,269)
Including:
Interest expense	(18,303)	(3)	(2)	(1)	—	(3,476)	(1,157)	388	3,476	(a	)	(19,077)
Employment termination cost	(1,611)	(159)	—	(3,046)	(503)	—	(3,163)	(293)	—			(8,775)
Depreciation and amortization	(8,028)	(2,581)	(1,121)	(5,017)	(3,560)	(2,962)	(6,810)	(110)	7	(a	)(j)(k)	(30,183)
Impairment	6,860	—	—	1,176	—	—	(42,856)	—	(9,464)	(d	)	(44,284)
Financial instruments	971	—	—	(12,110)	—	—	15,634	4,444	—			8,939
Operating profit/(loss) before tax	50,332	43,187	3,511	34,837	28,529	41,382	17,934	3,731	(119,784)	(a	)	103,659
Taxation expense	(7,347)	(14,719)	4,220	(13,741)	(1,451)	(13,318)	(490)	(10,311)	42,789	(a	)(j)(m)	(14,368)

Net profit/(loss) for the period before minority interest	42,985	28,468	7,731	21,096	27,078	28,064	17,444	(6,580)	(76,995)	(a	)	89,291
Ounces sold **	611,944	415,382	62,179	561,638	476,059	104,005	252,993	8,263	(104,005)	(a	)	2,388,458
Tons milled (‘000) **	5,003	2,595	1,060	5,293	3,617	863	5,273	40	(863)			22,881
Capital expenditure	9,336	9,596	2,419	1,483	13,725	3,137	22,862	(454)	(3,137)			58,967
Total assets	558,343	117,618	31,934	214,898	37,815	94,446	287,190	20,902	(68,006)	(a	)	1,295,141
Total liabilities	235,096	35,778	(2,198)	48,556	12,782	58,496	195,276	4,541	(46,309)	(a	)	542,015

*	A decision was made to put the Bissett mine in Canada was placed on care and maintenance at the end of fiscal 2001, and clean-up results amounting to $1.8 million revenue and $0.9 million production costs were reflected under “Other” for fiscal 2002.

**	Production statistics are unaudited.

Notes to the reconciliation of segment information to the consolidated financial statements

(a)	Reversal of proportionate consolidation For management reporting purposes, the Free Gold Company, which is a joint venture, is proportionately consolidated. Under U.S. GAAP, the equity method of accounting is applied in accounting for joint ventures.

(b)	Free Gold Company — Acquisition date For management reporting purposes, the Free Gold Company results have been included from the date upon which the Company assumed joint operational control of the assets together with the seller. Under U.S. GAAP, the Company accounts for its interest in the Free Gold Company from the date that all the conditions precedent to the transaction were met, and the assets were no longer subject to joint operational control.

(c)	Free Gold Company — Purchase price For management reporting purposes, the purchase price was determined as the sum of a cash payment, an interest free loan and the assumed taxes payable on the transaction by the seller. Under U.S. GAAP, the purchase price was determined as the sum of a cash payment, the fair value of the interest free loan, the assumed taxes payable on the transaction payable by the seller, offset by the cash flows generated by the joint venture during the period the assets were subject to joint operational control with the seller, as the cash flows generated during this period were for the account of the joint venture.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

(d)	Reversal of previously recognized impairments For management reporting purposes, certain impairments recognized in prior periods have been reversed. Under U.S. GAAP, the reversal of previously recognized impairments is not permitted.

(e)	Investments For management reporting purposes, listed securities are classified as trading securities with any change in fair value of trading security recognized in income. Under U.S. GAAP, listed securities have been classified as available-for-sale with changes in fair value reflected in a separate component of shareholders’ equity.

(f)	Stock-based compensation For management purposes, stock-based compensation expense has not been recognized. Under U.S. GAAP, the Company has recognized stock-based compensation expense for options granted subsequent to January 18, 2001.

(g)	Exploration costs For management reporting purposes, exploration costs are capitalized. Under U.S. GAAP, exploration costs are capitalized from the date upon which a bankable feasibility study has been completed.

(h)	Provision for environmental rehabilitation For management reporting purposes, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation. Under U.S. GAAP, environmental rehabilitation costs have been provided for, based on the units of production method based on the expected ultimate rehabilitation amount.

(i)	Accounting for the Bendigo options For management reporting purposes, the changes in value of the Company’s option to acquire an additional stake in Bendigo is not accounted for. Under U.S. GAAP, changes in value of the Company’s option to acquire an additional stake in Bendigo are recognized in income.

(j)	Business combinations — deferred tax gross up For management reporting purposes, deferred taxes are not recognized on fair value adjustments arising in a business combination. Under U.S. GAAP, deferred taxes are recognized on fair value adjustments arising in a business combination.

(k)	Business combinations — traded equity securities issued as consideration For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued at the date upon which the terms of the transaction are announced. This gave rise to an additional fair value adjustment which is being amortized under U.S. GAAP.

(l)	Business combinations — Loan to share purchase scheme For management reporting purposes, loans to the share purchase scheme to enable the scheme to purchase Company shares are recorded as assets. Under US GAAP, such loans are recorded as a reduction of share capital.

(m)	Tax effects of adjustments Reflects the taxation effects of the above described US GAAP adjustments to the management reporting information.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements

Year ended June 30, 2001

									Reconciliation
						Australian			of segment
	Free					Operations			data to the
	State	Evander	Kalgold	Randfontein	Elandskraal	(New			consolidated
	(South	(South	(South	(South	(South	Hampton)	Bissett		financial
	Africa)	Africa)	Africa)	Africa)	Africa)	(Australia)	(Canada)	Other	statements			Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	Notes		$'000

Profit and loss Product sales	188,101	125,142	13,507	194,363	37,219	18,057	14,245	—				590,634
Production costs	(181,239)	(91,053)	(12,834)	(158,984)	(25,685)	(17,779)	(14,636)	—				(502,210)

Cash operating profit	6,862	34,089	673	35,379	11,534	278	(391)	—				88,424
Other revenues	5,502	4,437	60	4,823	30	2,274	202	(742)				16,586
Other income (costs)	(29,520)	(2,514)	(2,324)	(13,582)	(2,836)	(2,696)	(24,380)	2,754	(108)	(k	)	(75,206)
Including:
Interest expense	(7,274)	(4)	(13)	(3,412)	—	(2,416)	(1,473)	(415)				(15,007)
Employment termination cost	—	—	(72)	(4,521)	—	—	—	(136)				(4,729)
Depreciation and amortization	(12,130)	(1,912)	(1,940)	(6,904)	(3,386)	(1,343)	(3,282)	412	(108)	(k	)	(31,417)
Impairment	(5,624)	(1,493)	—	(1,524)	—	—	(19,625)	—				(28,266)
Financial instruments	—	—	—	5,596	—	2,044	—	—				7,640

Operating profit/(loss) before tax	(17,156)	36,012	(1,591)	26,620	8,728	(144)	(24,569)	2,012	(108)			29,804
Taxation expense	1,029	(10,028)	—	(4,073)	(2,082)	—	—	529				(14,625)

Net profit/(loss) for the period before minority interest	(16,127)	25,984	(1,591)	22,547	6,646	(144)	(24,569)	2,541	(108)			15,179
Ounces sold **	686,223	458,212	49,351	723,421	122,880	55,653	44,303	—				2,140,043
Tons milled (‘000) **	5,831	2,737	1,058	6,931	778	1,200	293	—				18,828
Capital expenditure	14,959	8,534	4,049	6,525	7,704	2,219	6,123	2,424				52,537
Total assets	282,979	106,125	21,368	270,561	151,229	128,443	8,150	60,049	921			1,029,825
Total liabilities	254,834	35,512	3,666	86,658	19,826	30,799	2,874	22,438	(1,012)			455,595

**	Production statistics are unaudited.

Year ended June 30, 2000

							Reconciliation of
							segment data to the
							consolidated
		Evander (South	Kalgold (South	Randfontein			financial
	Free State (South	Africa)	Africa)	(South Africa)	Bissett	Other	statements			Total
	Africa) $'000	$'000	$'000	$'000	(Canada) $'000	$'000	$'000	Notes		$'000

Profit and loss Product sales	243,548	114,189	14,017	91,126	8,238	—				472,118
Production costs	(213,793)	(93,840)	(13,098)	(68,827)	(9,589)	—				(399,147)

Cash operating profit	29,755	20,349	919	23,299	(1,351)	—				72,971
Other revenues	11,814	4,529	245	9,094	54	(7,203)				18,533
Other income (costs)	(15,581)	1,858	(3,802)	1,666	(3,223)	1,499	(332)	(k	)	(18,015)
Including:
Interest Expense	(1,546)	(38)	(35)	—	(1,033)	(550)				(3,202)
Employment termination cost	—	(222)	—	—	—	—				(222)
Depreciation and amortization	(12,333)	(1,838)	(3,289)	(1,805)	(2,191)	(9)	(332)	(k	)	(21,797)
Reversal of former employees’ post retirement benefits	1,461	2,439	—	—	—	—				3,900
Operating profit/(loss) before tax	25,888	26,736	(2,638)	34,059	(4,520)	(5,704)	(332)			73,489
Taxation expense	(2,477)	(6,028)	(341)	(3,644)	(44)	(1,015)				(13,549)

Net profit/(loss) for the period before minority interest	23,411	20,708	(2,979)	30,415	(4,564)	(6,719)	(332)			59,940
Ounces sold **	856,816	393,235	48,483	300,448	26,943	—				1,625,925
Tons milled (‘000) **	6,267	2,650	1,226	2,763	190	—				13,096
Capital expenditure	9,158	10,090	1,008	2,506	7,242	—				30,004
Total assets	252,218	141,219	48,450	266,396	17,005	40,577	6,323			772,188
Total liabilities	134,803	38,141	3,899	109,405	16,719	18,910				321,877

**	Production statistics are unaudited.

Report of Independent Accountants

To the Board of Directors of Harmony Gold Mining Company Limited

We have audited the accompanying consolidated statement of financial position of Hill 50 Limited (formerly Hill 50 Gold NL) and its subsidiaries as of 30 June 2001, and the related consolidated statement of financial performance and cash flows for the year ended 30 June 2001. These historical financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the historical consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hill 50 Limited at 30 June 2001, and the results of their financial performance and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of equity and financial position as at 30 June 2001, and the determination of results of operations for the year ended 30 June 2001, to the extent summarized in Note 34 to the historical consolidated financial statements.

PricewaterhouseCoopers	Perth, Australia
Chartered Accountants	14 June 2002

HILL 50 LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2001
(All amounts in A$’000 unless otherwise noted)

		2001
	Notes	A$'000

Sales revenue	2	102,654
Cost of goods sold		(82,567)

Gross profit		20,087
Other revenues from ordinary activities	2	1,539
Royalties		(2,500)
Borrowing costs expensed		(41)
Exploration written off		(1,312)
Capital mining costs written off		(1,407)
Corporate and head office costs		(2,107)
Other expenses from ordinary activities		(66)

Profit from ordinary activities before income tax expense	3	14,193
Income tax expense relating to ordinary activities	4	(3,788)

Net profit attributable to members of Hill 50 Gold NL		10,405

Basic earnings per share (cents per share)		8.30
Diluted earnings per share (cents per share)		7.22
Unfranked dividend per share (cents per share)	5	4.5

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

HILL 50 LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2001
(All amounts in A$’000 unless otherwise noted)

			2001
	Notes		A$'000

Current Assets
Cash assets	21	(a)	17,209
Gold bullion			1,728
Receivables	6		2,792
Inventories	7		9,110

Total Current Assets			30,839

Non Current Assets
Receivables	8		—
Other financial assets	9		20
Inventories	10		405
Property, plant and equipment	11		32,320
Mine properties, development and exploration	12		71,677
Other	13		501

Total Non Current Assets			104,923

Total Assets			135,762

Current Liabilities
Payables	14		14,992
Other amounts payable	15		7,009
Provisions	16		6,196

Total Current Liabilities			28,197

Non Current Liabilities
Other amounts payable	15		4,000
Deferred income	17		1,531
Deferred tax liabilities			11,548
Provisions	18		8,638

Total Non Current Liabilities			25,717

Total Liabilities			53,914

Net Assets			81,848

Equity
Contributed equity	19		47,598
Retained profits	20		34,250

Total Equity			81,848

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

HILL 50 LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 June 2001
(All amounts in A$’000 unless otherwise noted)

			2001
	Notes		A$

Cash Flows from Operating Activities
Cash receipts from customers			109,568
Payments to suppliers and employees			(77,558)
Management fees received			205
Interest received			420
Mining royalties			(2,500)
Borrowing costs			(41)
Revenue from management of gold contracts			2,272
Payments for exploration expenditure			(2,446)
Goods and services tax paid			(996)
Other income			184

Net cash flows from operating activities	21	(b)	29,108

Cash Flows from Investing Activities
Acquisition of property, plant and equipment			(249)
Proceeds from sale of non-current assets			104
Payments for capital expenditure			(22,710)
Deposit paid on new project			(1,000)

Net cash flows used in investing activities			(23,855)

Cash flows from Financing Activities
Proceeds from issue of shares			675

Net cash flows from financing activities			675

Net increase in Cash Held			5,928
Add opening cash brought forward			11,281

Closing cash carried forward	21	(a)	17,209

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention, except for bullion, which is measured at the amount realised upon delivery subsequent to the year end, being either the spot gold price or contract price.

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of applicable Accounting Standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The accounting policies have been consistently applied from the previous year.

Principles of consolidation

The consolidated financial statements are those of the Group, comprising Hill 50 Gold NL (the parent entity) and all entities which Hill 50 Gold NL controlled from time to time during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

Cash

Cash on hand and in banks and short term deposits are stated at the lower of cost and net realisable value. For the purpose of the statement of cashflows, cash includes cash on hand and in banks and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Receivables

Receivables are recognised and carried at the nominal amount due, less a provision for any uncollectable debts. An estimate of doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Receivables from related parties are recognised and carried at the nominal amount due.

Inventories

Ore stocks, gold in process and stores Ore stocks, gold in process and stores are valued at the lower of cost and net realisable value using an average cost method and applying absorption costing. Cost includes expenditure incurred in acquiring and bringing the inventories to their existing condition and location.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Gold bullion

Gold bullion is valued at the amount realised upon delivery subsequent to the year end, being either the spot gold price or contract price.

Recoverable amount

Non current assets are not revalued to an amount above their recoverable amount and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amounts the expected net cash flows have not been discounted.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at cost, and except where stated and excluding freehold land, are depreciated over their expected useful economic lives using the straight line method, or where appropriate, over the estimated life of the mine.

Major depreciation periods are:

- mine buildings: Life of mine
- mine specific plant and equipment: Life of mine
- head office furniture and equipment: 5 years

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Mine properties, development and exploration

Expenditure on acquisition, exploration, evaluation and development costs for an area of interest upon which development has commenced are carried forward separately for each area of interest. Accumulated expenditure is amortised over the life of the area of interest to which such costs relate on a production output basis.

Expenditure on acquisition, exploration and evaluation relating to an undeveloped area of interest is carried forward where rights to tenure of the area of interest are current and;

(i)	it is expected that expenditure will be recouped through successful development and exploitation of the area of interest or alternatively by its sale and/or;
(ii)	exploration and evaluation activities are continuing in an area of interest but at balance date have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At the end of each reporting period the Directors assess the carrying value of the exploration expenditure carried forward in respect of each area of interest and where uncertainty exists as to the future viability of certain areas the value of the area of interest is written down or provided against.

Other non current assets

Investments

Investments are carried at the lower of cost and estimated net realisable value.

Other

Other items of carry forward expenditure having a benefit or relationship to more than one accounting period are amortised or written off over the periods to which such expenditure relates.

Accounts payable

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave. Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses arising in respect of the following categories:

•	wages and salaries and annual leave; and
•	other types of employee entitlements

are charged against profits in their respective categories.

The value of the employee option plan described in Note 23 is not being charged as an employee entitlement expense.

In respect of the Group’s defined contributions superannuation plans, any contributions made to the superannuation funds by entities within the Group are charged against profits when due.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restoration costs

Restoration costs that are expected to be incurred are provided for as part of the exploration, evaluation, development, construction or production phases that give rise to the need for restoration. Accordingly these costs are recognised gradually over the life of the facility as these phases occur. The costs include obligations relating to reclamation of waste site closure, platform removal and other costs associated with the restoration of the site. These estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs which have not been discounted to their present value. Any changes in the estimates are adjusted on a prospective basis. In determining the restoration obligations the entity has assumed no significant changes will occur in the relevant Federal and State legislation in relation to the restoration of such mines in the future.

Contributed equity

Contributed equity is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Revenue and gains and losses

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Gold production

Revenue from gold production is recognised when the gold is despatched to a gold refinery.

Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

Rendering of services

Revenue is recognised where the contract outcome can be reliably measured:

•	control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured;

Revenue is recognised where the contract outcome cannot be reliably measured;

•	revenue is only measured to the extent that costs have been incurred.

Gold hedging and management of forward sales program

Revenues and costs arising from hedges of specific future production are not recognised as gains or losses until the time of settlement of the underlying transaction.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When a hedge transaction is terminated or settled early and the underlying transaction is still expected to occur, the gains or losses arising as a result of the hedge are deferred until settlement of the underlying transaction. When a hedge transaction is terminated or settled early because the underlying transaction is no longer expected to take place, gains or losses arising from the hedge are included in gains and losses in the statement of financial performance for that period. Premiums received or paid upon entering into option contracts which hedge or commit specific future production, together with subsequently realised and unrealised gains or losses, are deferred until delivery of the hedged or committed production.

Non-hedge derivative instruments

Any premiums received and gains or losses incurred in respect of derivative instruments held for other than specifically committed hedge transactions, are deferred and recognised in the statement of financial performance on delivery or expiry of that instrument.

Income tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

The income tax expense for the year is calculated using the 34% tax rate, however the deferred tax balances have been adjusted for the decreased corporate tax rate of 30% for the tax year 2001/02 onwards. The adjustment recognises that reversal of timing differences will occur within the 2001/02 or later income tax year, at which time tax will be attributed at a lower rate. The corresponding adjustment has been credited to income tax expense.

Earnings per share

Basic earnings per share is determined by dividing the profit from ordinary activities after tax by the weighted average number of ordinary shares outstanding during the financial year. Diluted earnings per share is determined by dividing the profit from ordinary activities after tax by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs incidental to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of the acquisition. The discount rate used is the rate at which similar borrowing could be obtained under comparable terms and conditions.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Where the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statement of financial performance.

2.     REVENUE FROM ORDINARY ACTIVITIES

2001
A$'000

Revenue from operating activities:
Sales revenue	102,654
Other revenue from ordinary activities:
Operating revenues
Revenue from management of gold and foreign currency contracts	566
Management fees	180
Non-operating revenues
Sales of non current assets	206
Interest received or due and receivable from other corporations	420
Other income	167

Total	1,539

Total revenue from ordinary activities	104,193

3.     EXPENSES AND GAINS

2001
A$'000

(a) Expenses
Write down of stockpiles	97
Write off of mine capital development	1,407
Amortisation of non current assets
Mine properties and development	11,867
Other	23

Total amortisation of non-current assets	11,890

Depreciation of non current assets
Buildings	216
Plant and equipment	3,154

Total depreciation of non current assets	3,370

Borrowing costs
Performance bond fees	41
Provision for write down of exploration expenditure	1,312
Government mining royalties	2,500
Rental – operating leases	136
Superannuation contributions	461
Provisions
Employee entitlements	75
Spares inventory	59
(b) Gains
Net gain on disposal of non-current assets	(161)

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

3.     EXPENSES AND GAINS (Continued)

(c)  Variation from Appendix 4B and Annual Report to Shareholders

Subsequent to the release of the Hill 50’s Appendix 4B report to the Australian Stock Exchange and distribution of the annual report to shareholders it was noted that an error was made in tax effect accounting for the group during the year ended 30 June 2001. During the preparation of these reaudited financial statements of the Group it was detected that an understatement of the income tax expense and deferred tax liability was recorded in the originally lodged Appendix 4B and annual report. The understatement was a result of overestimating the income tax credit resulting from the change in income tax rates from 36% to 34% and subsequently to 30%.

The understatement relates solely to the financial year ended 30 June 2001 and the impact is as follows:

	Revised	Original
	numbers	numbers
	A$'000	A$'000

Statement of financial performance:
Profit from ordinary activities before income tax expense	14,193	14,193
Income tax expense relating to ordinary activities	(3,788)	(2,470)

Net profit	10,405	11,723

Statement of financial position:
Deferred income tax liability	11,548	10,230
Total Liabilities	53,914	52,596
Net Assets	81,848	83,166
Retained profits	34,250	35,568
Total equity	81,848	83,166

4.     INCOME TAX

2001
A$'000

The prima facie tax on operating profit differs from the income tax provided in the financial statements as follows:
Prima facie tax expense on profit from ordinary activities	4,826
Add/(less) tax effect of permanent differences:
Research and development allowance	(3)
Inter company dividend rebate	—
Other items (net)	56
Adjustment relating to previous year	(315)

4,564
Net credit attributable to change in income tax rate	(776)

Income tax expense attributable to operating profit	3,788

The future income tax benefit attributable to tax losses recognised as a reduction of the provision for deferred income tax is A$4,543,000.

This benefit for tax losses will only be obtained if:

(i)	the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii)	the losses are transferred to an eligible entity in the Group, and

(iii)	the Group continues to comply with the conditions for deductibility imposed by tax legislation, and no changes in tax legislation adversely affect the Group in realising the benefit from the deductions for the losses.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

5.     DIVIDEND PROVIDED FOR ON ORDINARY SHARES

2001
A$'000

Dividend proposed
Unfranked dividend (4.5 Australian cents per share)	5,750

No franking credits are available at 30 June 2001

6.     RECEIVABLES (CURRENT)

2001
A$'000

Receivable from related parties* director-related entity	27

27
Goods and services tax refund due	110
Other debtors	2,655

2,792

*Related party receivables are payable on normal commercial terms

7.     INVENTORIES (CURRENT)

2001
A$'000

Ore stockpiles at cost	4,352
Gold in circuit at cost	1,540
Stores and spares at cost	3,218

Total inventories	9,110

8.     RECEIVABLES (NON CURRENT)

2001
A$'000

Loans to controlled entities	—
Provision for non-recovery	—

—

9.     INVESTMENTS (NON CURRENT)

2001
A$'000

Shares in controlled entities	—
Shares in unlisted company at cost	20

20

Details of controlled entities

	Percentage ownership held by
	ordinary fully paid shares
	30/6/01	Country of incorporation

Vadessa Pty Ltd*	100%	Australia
Mt Magnet Gold NL	100%	Australia
South Kal Mines Pty Ltd*	100%	Australia

*These entities are not audited as they are small Pty Ltd companies and there is no requirement for them to be audited.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

10.     INVENTORIES (NON CURRENT)

2001
A$'000

Spares – at cost	851
Provision for obsolescence	(446)

405

11.     PROPERTY, PLANT AND EQUIPMENT

2001
A$'000

Freehold land at cost	75

Buildings at cost	9,418
Provision for depreciation	(7,308)

2,110

Plant and equipment at cost	66,467
Provision for depreciation	(37,201)

29,266

Capital works in progress at cost	869

Total property plant and equipment – at cost	76,829

Total provision for depreciation	(44,509)

Total written down value	32,320

(a)  Valuations

The directors have assessed the carrying value of freehold land and buildings based on their use in the mining industry. The recoverable amounts based on these assessments supports the value of these assets at 30 June 2001. The Group does not have a set policy for regular revaluation of land and buildings.

(b)  Reconciliations

2001
A$'000

Freehold land
Carrying amount at beginning	81
Disposals	(6)

75

Buildings
Carrying amount at beginning	2,067
Additions	60
Additions through acquisition of new project	200
Disposals	(1)
Depreciation expense	(216)

2,110

Plant and equipment
Carrying amount at beginning	26,150
Additions	1,362
Disposals	(92)
Additions through acquisition of new project	5,000
Depreciation expense	(3,154)

29,266

Capital work in progress
Carrying amount at beginning	2,042
Additions	1,773
Transfers to buildings	(60)
Transfers to plant and equipment	(1,297)
Transfers to mine properties development and exploration	(1,589)

869

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

12.     MINE PROPERTIES, DEVELOPMENT AND EXPLORATION

2001
A$'000

Mine properties, development, infrastructure and exploration and evaluation costs carried forward in respect of mining areas of interest
Producing areas – at cost	93,148
Accumulated amortisation	(30,570)

62,578

Pre-production areas – at cost
Exploration and evaluation phases	15,296
Provision for writedown of area of interest	(6,197)

9,099

71,677

The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective mining areas. Amortisation of the costs carried forward for the development phase is not being charged pending the commencement of production.

The Group’s activities in the mining industry in Australia are subject to regulations and approvals including mining, heritage, environmental and native title including the implications of the court decisions in the “Mabo”, “Wik” and “Miriuwung and Gajerrong” cases. Approvals, although granted in most cases, are discretionary. The ultimate effects of native title have yet to be determined.

13.     NON CURRENT ASSETS – OTHER

2001
A$'000

Deferred research and development expenditure	133
Provision for amortisation	(133)

Other expenditure at cost	585
Provision for amortisation	(84)

501

14.     PAYABLES (CURRENT)

2001
A$'000

Trade creditors and accruals	14,992

14,992

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

15.     OTHER AMOUNTS PAYABLE

2001
A$'000

(See notes 21(c) , 25 and 33)
Amounts due on acquisition of new project
Current	7,009
Non-current	4,000
At 30 June 2001, these liabilities were not secured

16.     PROVISIONS (CURRENT)

2001
A$'000

Provision for dividend on ordinary shares	5,750
Provision for employee entitlements	446

6,196

17.     DEFERRED INCOME

2001
A$'000

Premium received on unexpired call option	1,531

18.     PROVISIONS (NON CURRENT)

2001
A$'000

Provision for mine site restoration	8,638

19.     CONTRIBUTED EQUITY

2001
A$'000

Issued and paid up capital
126,445,406 ordinary fully paid shares	47,598

Shares issued during the year

(i)  During the financial year, 1,663,506 shares were issued upon the exercise of share options. The consideration received was A$675,204.

(ii)  3,500,000 ordinary shares were issued as consideration for the purchase of the Maud Creek Gold Project in June 2001. The value attributed to these shares was A$2,520,000.

Terms and conditions of contributed equity

Ordinary fully paid shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of shares held. Each ordinary fully paid share entitles its holder to one vote, either in person or by proxy, at a meeting of the company.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

19.     CONTRIBUTED EQUITY (Continued)

2001
No.

Options – listed
Secondary Options exercisable on or before 1 June 2002 at an exercise price of 70 Australian cents per option
Balance at beginning of year	21,881,956
Exercised during the year	(1,006)
Balance outstanding at end of year	21,880,950

Options – unlisted
Exercisable at 38 Australian cents at any time on or before 22 October 2001
Balance at beginning of year	1,000,000
Balance outstanding at end of year	1,000,000

Employee options exercisable at 36 Australian cents subject to certain conditions on or before 26 January 2001
Balance at beginning of year	1,282,500
Lapsed during the year	—
Exercised during the year	(1,282,500)
Balance outstanding at end of year	—

Employee options exercisable at Australian 56 cents subject to certain conditions on or before 21 May 2001
Balance at beginning of year	140,000
Lapsed during the year	(30,000)
Exercised during the year	(110,000)
Balance outstanding at end of year	—

Employee options exercisable at 84 Australian cents subject to certain conditions on or before 1 December 2001
Balance at beginning of year	1,000,000
Balance outstanding at end of year	1,000,000

Employee options exercisable at 95 Australian cents subject to certain conditions on or before 6 January 2002
Balance at beginning of year	725,000
Lapsed during the year	(45,000)
Balance outstanding at end of year	680,000

Employee options exercisable at 95 Australian cents subject to certain conditions on or before 12 October 2003
Issued during the year	1,220,000
Balance outstanding at year end	1,220,000

Contractor options exercisable at 56 Australian cents subject to certain conditions on or before 21 May 2001
Balance at beginning of year	270,000
Lapsed during the year	—
Exercised during the year	(270,000)
Balance outstanding at end of year	—

Contractor options exercisable at 95 Australian cents subject to certain conditions on or before 6 January 2002
Balance at beginning of year	100,000

Balance outstanding at end of year	100,000

TOTAL OPTIONS ON ISSUE	25,880,950

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

20.     RETAINED PROFITS/(ACCUMULATED LOSSES)

2001
A$'000

Balance at beginning of year	29,595
Net profit attributable to members of Hill 50 Gold NL	10,405

Total available for appropriation	40,000
Dividends provided for	(5,750)

Balance at end of year	34,250

21.     STATEMENT OF CASH FLOWS

2001
A$'000

(a) Reconciliation of cash
Cash balance comprises:
Cash at bank	13,812
Short term deposits	3,397

Closing cash balance	17,209

(b) Reconciliation of the operating profit after tax to the net cash flows from operations
Operating profit after income tax	10,405
Depreciation and amortisation
Property, plant and equipment	3,370
Other non-current assets	13,297
Writedown of stockpiles	97
Profit on sale of non-current assets	(161)
Provision for employee entitlements	75
Other provisions	(37)
Exploration written off	1,312
Provision for spares inventory	59
Changes in assets and liabilities:
Trade and other creditors	3,697
Inventory	(3,427)
Receivables	(2,025)
Gold bullion	552
Deferred income tax liability	3,788
Deferred income	1,531
Exploration and evaluation expenditure	(3,425)

Net cash flows from operating activities	29,108

(c)  Financing Facility

The Group has a financing agreement with a bank which provides the following facilities:

(i)	a Working Capital Cash Advance Facility of two tranches for A$10 million and A$15 million respectively. The first tranche is available for working capital needs and terminates on 20 December 2002. The second tranche is available for the acquisition or development of other projects and terminates on 20 December 2004. Both tranches were undrawn at 30 June 2001 (see Note 25).

(ii)	a Gold and Currency Hedging Agreement. (See Note 32)

(iii)	a Performance Bond Facility of such an amount as agreed by the bank from time to time. The amount drawn in guarantees given by the bank under this facility at 30 June 2001 was A$2,857,500.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

21.     STATEMENT OF CASH FLOWS (Continued)

The Financing Facility is secured by guarantees of entities within the Group and fixed and floating charges over the assets of the Group. The interest rate on the facility is 1.5% over the bank bill rate. The Financing Facility continues until terminated by one of the parties.

(d)  Non-Cash Financing and Investing Activities

During the year, the Company acquired the Maud Creek Gold Project for the issue of 3,500,000 fully paid ordinary shares in the Company. The value attributed to the share issue was A$2,520,000.

22.     EXPENDITURE COMMITMENTS

(a)  Mineral tenement leases

The Group has certain obligations with respect to mineral tenements and minimum expenditure requirements on areas as follows:

2001
A$'000

Within 1 year	5,138
1-2 years	5,395
2-5 years	17,857

The commitments may vary depending upon additions or relinquishments of tenements.

(b)  Operating lease commitments

Lease expenditure commitments in respect of operating leases are payable as follows:

2001
A$'000

Within 1 year	195
1-5 years	369

564

The operating leases relate to head office premises and freehold land which is used for mining purposes.

23.     EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

2001
A$'000

(a) Employee entitlements
The aggregate employee entitlement liability is comprised of:
Provisions – current	446

(b)  Superannuation

All employees may nominate a superannuation fund of their choice (subject to the fund meeting certain criteria) entitling them to varying levels of benefits on retirement, disability or death. The end benefit is determined by factors such as the accumulation of contributions and earnings of the fund and various options within the fund available to each employee.

The Group contributes to the nominated superannuation funds at the rate of 8% of gross salaries and wages. These contributions are legally enforceable in Australia.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

23.     EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

(c)  Employee Option Plan

On 28 November 1997 shareholders approved the implementation of the Hill 50 Gold NL Employee Option Plan. Up to the date of this report 6,610,000 employee options had been issued, of which 2,900,000 remained outstanding at 30 June 2001. The options are exercisable at prices ranging from 84 Australian cents to 95 Australian cents per option within 3 years from the date of issue of the option; except that:

•	50% of the options may be converted to shares after a period of 12 months has elapsed from the date of issue;

•	100% of the options may be converted to shares after a period of 18 months has elapsed from the date of issue.

At balance date 2,900,000 options were eligible to be exercised.

All employees in the Group are eligible to participate in the plan at the discretion of the directors.

24.     CONTINGENT LIABILITIES

(a)  The Group has a performance bond facility at 30 June 2001 of A$2,857,500. The facility is secured as part of the financing facility outlined in Note 21(c) above.

(b)  In the unlikely event that the Group is forced to cease gold production for the medium to long term due to unforeseen events, it may be required to settle its hedging contracts (See Note 32). The financial effect of such a settlement cannot be quantified as it would be dependent on factors such as spot gold prices and foreign currency exchange rates at that time.

(c)  Hill 50 Gold NL has entered into an employment agreement with P G Cook under which termination benefits may become payable.

25.     SUBSEQUENT EVENTS

In July 2001, Hill 50 Gold NL drew down A$10 million of the first tranche of its financing facility (see Note 21(c)) replacing part of the working capital used in the Mt Magnet plant expansion in the previous financial year. At the same time, the company settled the purchase of the New Celebration Gold Project by the payment of a further approximately A$11m (through its controlled entity South Kal Mines Pty Ltd).

Of the A$10m drawn down on the financing facility, A$3m has subsequently been repaid and a further A$3m is due to be repaid in June 2002. The remaining A$4m is due for repayment during the 2002/3 financial year.

In November 2001, a placement of 13 million new ordinary shares at an application price of A$1.00 per share was made to client of Southern Cross Equities. In the same month, the Group acquired the Brocks Creek Gold Project in the Northern Territory and the Lake Cowan Gold Project in Western Australia for a cash price of A$3.2m plus a royalty of A$20 per ounce on all gold produced from the Zapopan mine at Brocks Creek and a royalty of A$1 per dry tonne of ore mined and milled from the Lake Cowan Project.

In December 2001, 1,095,284 shares were issued under a Dividend Reinvestment Plan, at a consideration of approximately A$1.2m.

A name change from Hill 50 Gold NL to Hill 50 Limited was announced in January 2002.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

25.     SUBSEQUENT EVENTS (Continued)

On 13 March 2002, Ted Grobicki was appointed as director and Chairman of Hill 50 Limited.

In April 2002, the Group entered into a joint venture agreement whereby it contributed certain mining assets to earn a 50% interest in the Burnside Joint Venture, an exploration and mining project in the Northern Territory of Australia.

In April 2002, Harmony Gold Australia Pty Ltd successfully completed its take over of Hill 50 Limited, and by June 2002, 100% ownership had been obtained. The Company was suspended from the ASX in May 2002 and delisted during June 2002.

Peter Newton resigned as a director effective from 18 April 2002.

Since balance date, 355,247 listed options were converted to fully paid ordinary shares raising A$229k. In addition, 7,890,000 employee options were converted to fully paid ordinary shares raising A$8.0m, and a further 4,250,000 employee options were granted. Also, 100,000 contractor options were converted to fully paid ordinary shares raising A$95k.

26.     EARNINGS PER SHARE

(a) Basic earnings/(loss) per share	8.30	Australian cents
(b) Diluted earnings/(loss) per share	7.22	Australian cents

The weighted average number of ordinary shares outstanding during the year used in the calculation of basic EPS	125,431,129

27.     REMUNERATION OF DIRECTORS

2001
A$

(See also Note 30(b)(ii))
Income paid or payable or otherwise made available in respect of the financial year to all directors of each entity in the Group, directly or indirectly by the entities of which they are directors or any related party	530,325

The number of directors of Hill 50 Gold NL whose remuneration including superannuation contributions falls within the following bands:

2001

A$30,000-A$39,999	1
A$80,000-A$89,999	2
A$320,000-A$329,999	1

In the opinion of the Directors, remuneration paid to directors is considered reasonable.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

28.     REMUNERATION OF EXECUTIVES

2001
A$

Remuneration received or due and receivable by executive officers of the Group whose remuneration is A$100,000 or more from entities in the Group or a related party in connection with the management of the affairs of the entities in the Group whether as an executive officer or otherwise	320,000

The number of executives of the Group and the Company whose remuneration falls within the following bands:

2001

A$320,000 - A$329,999	1

29.     AUDITORS REMUNERATION

2001
A$

Amounts received or due and receivable by Ernst & Young, the former auditors of Hill 50 Gold NL for:
-an audit or review of the financial statements of the entity and any other entity in the Group	39,814
-other services in relation to the entity and any other entity in the Group	62,465

102,279

No audit fees or other services fees were paid to PricewaterhouseCoopers by Hill 50 Gold NL during the year ended 30 June 2001. All fees in connection with the reaudit of Hill 50 Gold NL for the year ended 30 June 2001 by PricewaterhouseCoopers will be paid for by Harmony Gold Mining Company Limited.

30.     RELATED PARTY TRANSACTIONS

(a)  Directors:

The directors of Hill 50 Gold NL during the year were:

PJ Newton
PG Cook
DM Okeby
PT Cunningham (appointed on 21 May 2001)

(b)  The following related party transactions occurred during the financial year:

(i)  Transactions between Directors of Hill 50 Gold NL and the Group

Okeby & Co

During the financial year the Group paid legal costs and disbursements on a normal commercial basis totalling A$85,709 to Okeby & Co, a firm in which D M Okeby is the principal. This amount has not been included in Note 27. In addition, Okeby & Co paid Hill 50 Gold NL A$30,740 for office rent as a sub-tenant of the Company’s leased premises.

Ashlea Enterprises Pty Ltd

Since the appointment in May 2001 of P T Cunningham as an executive director, Hill 50 Gold NL paid A$37,525 to Ashlea Enterprises Pty Ltd, a company associated with Mr Cunningham, for consulting fees on a normal commercial basis. This amount has been included in Note 27.

Other Transactions

During the financial year transactions with Directors occurred on normal commercial terms to a total value not exceeding A$2,000 in aggregate. These were either trivial in nature or within a normal employee, customer or supplier relationship on terms no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the Directors at arms length in the same circumstances and which did not have the potential to adversely affect decisions made by users of this report, or the discharge of accountability of the Directors if disclosed by general description.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

30.     RELATED PARTY TRANSACTIONS (Continued)

(ii)  Transactions with Director related entities

During the year Abelle Pty Ltd and its subsidiary, Bluestone Nominees Pty Ltd, both mining companies in which Mr. P J Newton and Mr D M Okeby are directors, purchased on arms length terms, goods and services from the Company and Mt. Magnet Gold NL aggregating A$379,437. At 30 June 2001, the sum owed by the same companies to Hill 50 Gold NL amounted to A$26,663 which has subsequently been paid.

(b)  Equity instruments of directors

Shares and options over shares of Hill 50 Gold NL held directly, indirectly or beneficially by directors or their related entities were:

		As at 30 June 2001
		Listed Secondary
Name	Shares	Options	Unlisted Options

PJ Newton	2,917,483	533,496	300,000
PG Cook	767,243	202,743	1,400,000
DM Okeby	590,481	88,096	300,000
PT Cunningham	150,000	—	100,000

During the year Mr Newton exercised 250,000 employee options and Mr Okeby exercised 150,000 employee options all at an exercise price of 36 Australian cents per option. Mr Okeby also sold 40,000 shares on market.

(c)  Directors’ benefits – other

No other benefits have been received or are receivable by directors, other than those already disclosed in the notes to the accounts.

31.     SEGMENTAL INFORMATION

The Group operates predominantly in one industry in one geographic location. The operations of the Group consist of gold and other mineral exploration, mining and exploitation primarily within Australia.

32.     FINANCIAL INSTRUMENTS

(a)  Terms, conditions and policies

The Group’s accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised
financial
instruments	Notes	Policies	Terms and conditions

(i) Financial assets
Cash and bullion		Cash represents petty cash, cash at bank, investments with financial institutions at call and gold bullion that is readily convertible to cash within 2 working days. Cash is carried at nominal amounts and bullion is carried at the amount realised at subsequent sale, being either the spot or contract price.	Available within 2 business days.
Receivables	6, 8	Receivables are carried at nominal value less any provision for doubtful debts. A provision for doubtful debts is raised if there is doubt as to the recoverability of the debt.	Receivables, other than loans to or from controlled entities, are normally short-term in nature, i.e. settlement within 30 days.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Recognised
financial
instruments	Notes	Policies	Terms and conditions

Unlisted shares	9	Unlisted shares are carried at cost less any provision for diminution in value	Unlisted shares are held for long term benefits.
(ii) Financial liabilities
Accounts payable	14, 15	Liabilities are recognised for amounts to be paid in the future for goods and services received	Trade accounts are normally settled in accordance with the suppliers’ terms.
(iii) Equity
Ordinary shares	19	Ordinary share capital is recognised at the fair value of the consideration received by the company	Details of shares issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in note 19.

Unrecognised
financial
instruments	Notes	Policies	Terms and conditions

(iv) Forward commodity contracts and options	The Group enters into commodity forward contracts and option contracts where it agrees to buy or sell gold in the future at predetermined prices. The objective is to hedge a proportion of forecast production in order to enhance and protect future anticipated revenues in the medium term from adverse gold price fluctuations.

No contracts are subject to margin calls

The Directors have no intention of early closure of its contracts should this result in losses to the company; however in the unlikely event that the Group is forced to cease gold production for the medium to long term due to unforeseen events, it may be required to settle its hedging contracts.

The financial effect of such a settlement cannot be quantified as it would be dependent on factors such as spot gold prices and foreign currency exchange rates at that time.

At 30 June 2001 the unrecognised unfavourable position based on indicative unwind values of the above contracts was approximately A$115 million (2000: A$ 84 million).

For accounting policies regarding the treatment of hedging losses or gains, see note 1 of these financial statements	At balance date the following gold hedge contracts were outstanding:

Flat forward contracts

(i) 588,657ozs at A$517.75 (with a built-in gold lease rate of 1.05%) in quarterly deliveries of:
• 1 x 13,657oz due September 2001;
• 15 x 25,000oz each due
   December 2001 to June 2005;
• 16 x 12,500oz each due
   September 2005 to June 2009.
(ii) 2 x 12,500ozs at A$485 with a built in fixed lease rate, expiring quarterly from September 2001.

Convertible forwards

(i) Flat forward contracts with a built in lease rate of 1.05% which convert to put options if gold trades at a barrier or below any time prior to expiry. Barriers are 4 contracts at A$443, 4 at A$440, 4 at A$437 and 4 at A$434.
• 16 x 12,500oz at A$517.75 quarterly from September 2005 to June 2009.

(ii) Flat forwards with a fixed lease rate built in, which convert to put options if gold trades at A$500 or below a window period before expiry.
• 8 x 5,000oz at A$518 expiring quarterly from December 2002.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Unrecognised
financial
instruments	Notes	Policies	Terms and conditions

It is the Group’s policy not to recognise forward commodity contracts and options in the financial statements.

During the year 203,575 ounces of gold were sold. The average price received was A$504 per ounce compared with the average spot price of A$501.

At 30 June 2001 the Group’s gold derivative commitments including forward and spot deferred contracts and options total 1,439,087 ounces which represents approximately 75% of its gold reserves.

The Group’s hedging is partially secured by charges etc. over the Group (see note 21(c) above)	(iii) Flat forward contracts, 50% of which convert to A$500 strike put options if gold trades at a barrier at any time prior to expiry. The balance remain as forwards.

• 9 x 25,000oz with A$500 strike and barrier at A$500 (for contracts due June 2002 to December 2003) and barrier at A$446 (for contracts due June 2004 to June 2006). Lease rates are variable with 1% built in.

Spot deferred contracts
• 15,430ozs at approximately A$487 average.

Convertible put options
• 12 x 12,500oz (150,000oz) with strike prices between A$546.25 and A$567.15, convertible to fixed forward contracts, subject to spot gold prices being above specified conversion levels. The live window runs for 2 years expiring 6 months before settlement date. Built-in gold lease rates are 2% subject to a 50% waiver. The built-in rate escalates at 0.1% per annum to 2.5% whilst the waiver escalates at A$12.75 per ounce per annum from a base of A$476.50. Settlement dates are quarterly from 30 June 2003 to 31 March 2006.

At balance date the following non-hedge gold derivative contracts were outstanding:

Call options granted
• 8 x 5,000ozs at A$518 expiring quarterly from December 2002.
• 2 x 10,000ozs at A$510/oz expiring quarterly from 28 September 2001.
• 1 x 45,000ozs at A$440 expiring September 2004, with a barrier at A$440 from 31 December 2002 to expiry.
• 1 x 40,000oz down and out barrier call at A$560 expiring June 2003 with a A$500 barrier from September 2001 to expiry.
1 x 50,000oz at A$475 expiring 27 December 2001.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Unrecognised
financial
instruments	Notes	Policies	Terms and conditions

The Group’s commodity hedging facilities are structured so that at any time (subject to the reserve base criteria being satisfactory), at the Company’s option, they are capable of being rolled over or changed into different types of derivatives. The quantities, prices and delivery dates shown above are therefore subject to alteration.
The Group had no foreign currency contracts at 30 June 2001.

(b)  Interest rate risk

The Group’s exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at balance date are as follows:

			Total carrying
			amount as per
			statement of	Weighted
	Floating	Non-interest	financial	average
Financial Instruments	interest rate	bearing	position	interest rate

	A$'000	A$'000	A$'000%
(i) Financial assets
Cash	17,209		17,209	5.60
Debtors	—	2,792	2,792	N/a
Unlisted shares	—	20	20	N/a

Total financial assets	17,209	2,812	20,021	—

(ii) Financial liabilities
Accounts payable	—	26,001	26,001	N/a

Total financial liabilities	—	26,001	26,001	—

(c)  Net fair values

Other than the contracts referred to in note 32(a)(iv) the aggregate net fair value of financial assets and liabilities is represented by their carrying amounts in the Statement of Financial Position.

(d)  Risk exposures

(i)  Recognised financial assets The Group’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

(ii)  Commodity price risks

The Group manages commodity price risk as appropriate by hedging a proportion of future anticipated revenues against fluctuations in the prices of the underlying commodity.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

The following table sets out the quantity of future gold production committed under gold bullion contracts in place at 30 June 2001, the weighted average contract price and the settlement periods of outstanding contracts:

Deliver gold bullion	Quantity (ozs)	Average contracted price A$

-within one year	224,087	499
-one to two years	232,500	522
-two to three years	240,000	521
-three to four years	255,000	509
-four to five years	187,500	522
-over five years	300,000	518

(iii)  Foreign exchange risks

The Group has no significant exposure to foreign exchange risks.

(iv)  Concentrations of credit risk

The Group’s credit risk is concentrated on one major customer and one refiner. However the Group minimises this risk by dealing with reputable entities.

33.     ACQUISITION OF ASSETS AND LIABILITIES

On 29 June 2001, the Group acquired assets and liabilities relating to the New Celebration project. Details of the acquisition are as follows:

2001
A$'000

Fair value of identifiable net assets acquired:
Plant and equipment	5,200
Mine properties, development and exploration	7,470
Inventories	3,339
Provisions for rehabilitation	(4,000)

12,009

Represented by:
Deposit paid	1,000
Amount payable (Note 15)	11,009

Total cash consideration	12,009

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

34.     RECONCILIATION TO US GAAP

The financial statements are prepared in accordance with Australian Generally Accepted Accounting Principles (“A GAAP”), which differs in certain significant respects from Generally Accepted Accounting Principles in the United States, (“US GAAP”). The approximate effect of applying US GAAP principles to net profit and equity is set out below:

	2001
	A$'000

Net Profit under A GAAP	10,405
Revenue recognition	(394)
Exploration expenditure	(1,982)
Loss on financial instruments	(31,339)
Income on sold options	1,531
Income tax effect of US GAAP adjustments	9,655

Net loss under US GAAP before cumulative effect of change in accounting principle	(12,124)
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax	(52,261)

Net loss under US GAAP	(64,385)

Components of comprehensive income/(loss) under US GAAP	—

Comprehensive loss under US GAAP	(64,385)

Basic loss per share before cumulative effect of change in accounting principle	(9.67	)c
Basic loss per share	(51.33	)c
Fully diluted earnings per share before cumulative effect of change in accounting principle	(9.67	)c
Fully diluted earnings per share	(51.33	)c
Equity under A GAAP	81,848
Revenue recognition	(394)
Exploration expenditure	(5,471)
Loss on financial instruments	(115,319)
Income on sold options	1,531
Income tax effect of US GAAP adjustments	35,896
Provision for dividend	5,750

Equity under US GAAP	3,841

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

34.     RECONCILIATION TO US GAAP (continued)

Description of GAAP differences

(a)  Revenue recognition and gold bullion inventory

Hill 50 Limited values gold bullion on hand at the amount realized upon delivery subsequent to year end, being either the spot gold price or contract price. Revenue recognition and inventory measurement under US GAAP requires that revenue not be recorded before title to the product has transferred to the purchaser and inventory is recorded at the lower of cost and net realizable value.

(b)  Exploration expenditure

Expenditure incurred on the exploration and evaluation of minerals properties may be capitalized and deferred under A GAAP to the extent that such expenditure is expected to be recoverable. Under US GAAP exploration expenditure and costs of carrying and retaining undeveloped properties are charged to expense as incurred.

(c)  Financial instruments

Hedges

Accounting for derivatives and hedging under A GAAP is different than under US GAAP. Under A GAAP, designated hedges are accounted for as off balance sheet instruments with any gain or loss only recognized upon close out of the financial instrument. Gains and losses realized on early close out of hedges are deferred and are recognized over the period in which the designated production was to be delivered.

Under US GAAP, none of the instruments held by the Company qualified for hedge accounting under FAS 133 due to the documentation requirements of FAS 133 not being met. FAS 133 requires that all such derivative instruments are recorded on the balance sheet with changes in fair value being recognized in earnings. Upon adoption of FAS 133 on 1 July 2000, the Company recorded a cumulative effect of change in accounting principle adjustment of A$52.3 million, net of tax at 30%. Pre-FAS 133, designated hedges were not recorded on the balance sheet, while speculative instruments were recorded on the balance sheet and marked to market with the resulting gain or loss recognized in earnings.

Non-hedges

Under A GAAP, there is no requirement to mark to market the position of non-hedge instruments at balance date. These instruments are accounted for as off balance sheet instruments with any gain or loss only recognised upon close out of the financial instrument. Under US GAAP, these non-hedge financial instruments are treated as speculative instruments and have been recorded on the balance sheet and marked to market with the resulting gain or loss recognized in earnings.

(d)  Income on sold options

Under A GAAP, premiums received on a sold call option have been recorded as deferred income and such income will be amortized over the life of the option. Under US GAAP, the income received on a sold call option has been recorded in income, as movements in the market value of this financial instrument have been recorded in net income as outlined in (c) above.

HILL 50 LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

34.     RECONCILIATION TO US GAAP (continued)

(e)  Income tax

Under A GAAP, deferred taxes are provided for using the liability method with recognition and carry forward of future income tax benefits on a similar basis to FAS 109, except for tax assets and liabilities relating to temporary (timing) differences which are all classified as non-current. Consequently, no adjustment has been made to the methodology by which income taxes have been calculated and brought to account. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the statement of financial position between current and non-current items. This allocation would not have a significant effect on the financial position presentation.

(f)  Dividends

Under A GAAP, dividends declared after the end of each financial year are recorded and provided for in the period to which they relate. Under US GAAP, dividends are recorded in the period in which they are declared.

HILL 50 LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
HALF YEAR ENDED 31 DECEMBER 2001
(All amounts in A$’000 unless otherwise noted)

		December 31, 2001	December 31, 2000
		A$'000	A$'000
	Notes	(unaudited)	(unaudited)

Sales revenue		64,056	50,706
Cost of goods sold		(50,297)	(43,025)

Gross profit		13,759	7,681
Other revenues from ordinary activities		552	1,156
Royalties		(1,640)	(1,230)
Borrowing costs expensed		(330)	(13)
Corporate and head office costs		(1,675)	(998)
Other expenses from ordinary activities		(707)	(52)

Profit from ordinary activities before income tax expense	2	9,959	6,544
Income tax expense relating to ordinary activities		(3,006)	(1,963)

Net profit attributable to members of Hill 50 Limited		6,953	4,581

Basic earnings per share (cents per share)		5.21	3.69
Diluted earnings per share (cents per share)		4.67	3.46

The above condensed consolidated statement of financial performance should be read in conjunction with the accompanying notes.

HILL 50 LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in A$’000 unless otherwise noted)

	December 31,	June 30,
	2001	2001
	A$'000	A$'000
	(unaudited)	(audited)

Current Assets
Cash assets	18,832	17,209
Gold bullion	6,399	1,728
Receivables	4,858	2,792
Inventories	8,479	9,110

Total Current Assets	38,568	30,839

Non Current Assets
Other financial assets	420	20
Inventories	953	405
Property, plant and equipment	34,439	32,320
Mine properties, development and exploration	83,398	71,677
Other	21	501

Total Non Current Assets	119,231	104,923

Total Assets	157,799	135,762

Current Liabilities
Payables	20,743	22,001
Interest bearing liabilities	7,000	—
Provisions	901	6,196

Total Current Liabilities	28,644	28,197

Non Current Liabilities
Other amounts payable	—	4,000
Deferred income	1,531	1,531
Deferred tax liabilities	14,555	11,548
Provisions	9,138	8,638

Total Non Current Liabilities	25,224	25,717

Total Liabilities	53,868	53,914

Net Assets	103,931	81,848

Equity
Contributed equity	63,363	47,598
Retained profits	40,568	34,250

Total Equity	103,931	81,848

The above condensed consolidated statement of financial performance should be read in conjunction with the accompanying notes.

HILL 50 LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
HALF YEAR ENDED 31 DECEMBER 2001
(All amounts in A$’000 unless otherwise noted)

		December 31, 2001	December 31, 2000
		A$'000	A$'000
	Notes	(unaudited)	(unuadited)

Cash Flows from Operating Activities
Receipts from sales		68,202	47,739
Payments to suppliers and employees		(40,250)	(35,137)
Interest received		337	129
Expenditure on exploration		(3,267)	(1,419)
Income on hedging contracts		—	624
Borrowing costs		(255)	—
Royalties		(1,640)	(1,231)
Goods and services tax paid		(319)	—
Other income		98	130

Net Cash Flows from Operating Activities		22,906	10,835

Cash Flows from Investing Activities
Acquisition of property, plant and equipment		(9,788)	(986)
Proceeds from sale of property, plant and equipment		89	29
Payments for mine properties and development		(17,563)	(10,771)
Long term cash deposit		(400)	—

Net Cash Flows used in Investing Activities		(27,662)	(11,728)

Cash Flows from Financing Activities
Proceeds from issue of shares		14,791	132
Costs of capital raising		(260)	—
Loan repayment		(3,000)	—
Dividend paid		(5,152)	—

Net Cash Flows from Financing Activities		6,379	132

Net increase/(decrease) in cash held		1,623	(761)
Cash at Beginning of Half-Year		17,209	11,281

Cash at End of Half-Year		18,832	10,520

The above condensed consolidated statement of financial performance should be read in conjunction with the accompanying notes.

HILL 50 LIMITED
NOTES TO THE HALF YEAR STATEMENTS
31 DECEMBER 2001

1.	BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a)	Basis of preparation

The condensed consolidated statement of financial position of the Company as at 31 December 2001 and the condensed consolidated statements of financial performance and cash flows for the six months ended 31 December 2001 and 2000 are unaudited. For the purposes of these interim financial statements, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The 30 June 2001 condensed consolidated statement of financial position was derived from the audited financial statements, but does not include all disclosures required by generally accepted accounting principles. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2001.

In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the financial statements have been included therein. The results of interim periods are not necessarily indicative of the results for the entire year.

(b)	Accounting policies

The financial statements have been prepared in accordance with and comply with Australian Accounting Standards and the principles of the historical cost convention. The accounting policies applied are consistent with those of the previous year.

The preparation of the financial statements in conformity with Australian Accounting Standards requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year report should be read in conjunction with the Annual Financial Report of Hill 50 Limited as at 30 June 2001. It is also recommended that the half-year report be considered together with any public announcements made by Hill 50 Limited during the half-year ended 31 December 2001 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

2.	OPERATING PROFIT

Profit from ordinary activities before income tax expense includes the following expense whose disclosure is relevant in explaining the financial performance of the entity:

	December 31,	December 31,
	2001	2000
	A$'000	A$'000
	(unaudited)	(unaudited)

Borrowing costs	330	13
Amortisation and depreciation	8,849	7,707

HILL 50 LIMITED
NOTES TO THE HALF YEAR STATEMENTS
31 DECEMBER 2001

2.	OPERATING PROFIT (Continued)

Variation from Appendix 4B and Half Year Report to Shareholders

As noted in the reaudited financial statements for the year ended 30 June 2001, subsequent to the release of the company’s Appendix 4B report to the Australian Stock Exchange and distribution of the annual report to shareholders it was noted that an error was made in tax effect accounting for the group during the year ended 30 June 2001. During the preparation of these reaudited financial statements of the Group it was detected that an understatement of the income tax expense and deferred tax liability was recorded in the originally lodged Appendix 4B and annual report. The understatement was a result of overestimating the income tax credit resulting from the change in income tax rates from 36% to 34% and subsequently to 30%.

The understatement relates to the financial year ended 30 June 2001, and impacts the deferred tax liability and retained earnings for that period. The impact on the half year is as follows:

	Revised	Original	Revised	Original
	Numbers	numbers	Numbers	numbers
	31/12/01	31/12/01	30/06/01	30/06/01
	A$'000	A$'000	A$'000	A$'000

Statement of financial performance:
Profit from ordinary activities before income tax expense	9,959	9,959	14,193	14,193
Income tax expense relating to ordinary activities	(3,006)	(3,006)	(3,788)	(2,470)

Net profit	6,953	6,953	10,405	11,723

Statement of financial position:
Deferred income tax liability	14,555	13,237	11,548	10,230
Total Liabilities	53,868	52,550	53,914	52,596
Net Assets	103,931	105,249	81,848	83,166
Retained profits	40,568	41,886	34,250	35,568
Total equity	103,931	105,249	81,848	83,166

3.	DIVIDENDS PAID OR PROVIDED ON ORDINARY SHARES

During the half-year an unfranked dividend totalling A$6,385,814 (2000: nil) was paid to holders of ordinary shares, against which A$5,750,000 (2000: nil) had been provided as a final dividend at 30 June 2001.

4.	SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment in one geographic location. The operations of the consolidated entity consist of gold and other mineral exploration, mining and exploitation primarily within Australia.

5.	CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change in any contingent assets or contingent liabilities.

HILL 50 LIMITED
NOTES TO THE HALF YEAR STATEMENTS
31 DECEMBER 2001

6.	SUBSEQUENT EVENTS

A name change from Hill 50 Gold NL to Hill 50 Limited was announced in January 2002.

On 13 March 2002, Ted Grobicki was appointed as director and Chairman of Hill 50 Limited.

In April 2002, the Group entered into a joint venture agreement whereby it contributed certain mining assets to acquire a 50% interest in the Burnside Joint Venture, an exploration and mining project in the Northern Territory of Australia.

In April 2002, Harmony Gold Australia Pty Ltd successfully completed its take over of Hill 50 Limited, and by June 2002, 100% ownership had been obtained. The Company was suspended from the ASX in May 2002 and delisted during June 2002.

Peter Newton resigned as a director effective from 18 April 2002.

Since balance date, 32,240 listed options were converted to fully paid ordinary shares raising A$23k. In addition, 5,520,000 employee options were converted to fully paid ordinary shares raising A$6.4m, and 100,000 contractor options were converted to fully paid ordinary shares raising A$95k.

7.	RECONCILIATION TO US GAAP

The financial statements are prepared in accordance with Australian Generally Accepted Accounting Principles (“A GAAP”), which differs in certain significant respects from Generally Accepted Accounting Principles in the United States, (“US GAAP”). The approximate effect of applying US GAAP principles to net profit and equity is set out below:

	December 31,	December 31,
	2001	2000
	A$'000	A$'000
	(unaudited)	(unaudited)

Net Profit under A GAAP	6,953	4,581
Revenue recognition	(682)	(25)
Exploration expenditure	(3,209)	(1,399)
Loss on financial instruments	205	14,905
Income tax effect of US GAAP adjustments	1,106	(4,584)

Net profit/(loss) under US GAAP before cumulative effect of change in accounting principle	4,373	13,478
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of tax	—	(49,275)

Net profit/(loss) under US GAAP	4,373	(35,797)

Components of comprehensive income/(loss) under US GAAP	—	—

Comprehensive profit/(loss) under US GAAP	4,373	(35,797)

Basic earnings/(loss) per share before cumulative effect of change in accounting principle	3.42c	10.85c
Basic earnings/(loss) per share	3.42c	(28.84)c
Fully diluted earnings/(loss) per share before cumulative effect of change in accounting principle	2.94c	9.33c
Fully diluted earnings/(loss) per share	2.94c	(28.84)c

HILL 50 LIMITED
NOTES TO THE HALF YEAR STATEMENTS
31 DECEMBER 2001

7.	RECONCILIATION TO US GAAP (Continued)

		June 30,	December 31,
	December 31, 2001	2001	2000
	A$'000	A$'000	A$'000
	(unaudited)	(audited)	(unaudited)

Equity under A GAAP	103,931	81,848	78,711
Revenue recognition	(1,076)	(394)	(25)
Exploration expenditure	(8,680)	(5,471)	(4,466)
Loss on financial instruments	(115,114)	(115,319)	(69,075)
Income on sold options	1,531	1,531	—
Income tax effect of US GAAP adjustments	37,002	35,896	25,012
Provision for dividends	—	5,750	—

Equity under US GAAP	17,594	3,841	30,157

Description of GAAP differences

(a)	Revenue recognition and gold bullion inventory

Hill 50 Limited values gold bullion on hand at the amount realized upon delivery subsequent to year end, being either the spot gold price or contract price. Revenue recognition and inventory measurement under US GAAP requires that revenue not be recorded before title to the product has transferred to the purchaser and inventory is recorded at the lower of cost and net realizable value.

(b)	Exploration expenditure

Expenditure incurred on the exploration and evaluation of minerals properties may be capitalized and deferred under A GAAP to the extent that such expenditure is expected to be recoverable. Under US GAAP exploration expenditure and costs of carrying and retaining undeveloped properties are charged to expense as incurred.

(c)	Financial instruments

Hedges

Accounting for derivatives and hedging under A GAAP is different than under US GAAP. Under A GAAP, designated hedges are accounted for as off balance sheet instruments with any gain or loss only recognized upon close out of the financial instrument. Gains and losses realized on early close out of hedges are deferred and are recognized over the period in which the designated production was to be delivered.

Under US GAAP, none of the instruments held by the Company qualified for hedge accounting under FAS 133 due to the documentation requirements of FAS 133 not being met. FAS 133 requires that all such derivative instruments are recorded on the balance sheet with changes in fair value being recognized in earnings. Upon adoption of FAS 133 on 1 July 2000, the Company recorded a cumulative effect of change in accounting principle adjustment of A$49.3 million, net of tax at 34%. Pre-FAS 133, designated hedges were not recorded on the balance sheet, while speculative instruments were recorded on the balance sheet and marked to market with the resulting gain or loss recognized in earnings.

Non-hedges

Under A GAAP, there is no requirement to mark to market the position of non-hedge instruments at balance date. These instruments are accounted for as off balance sheet instruments with any gain or loss only recognised upon close out of the financial instrument. Under US GAAP, these non-hedge financial instruments are treated as speculative instruments and have been recorded on the balance sheet and marked to market with the resulting gain or loss recognized in earnings.

HILL 50 LIMITED
NOTES TO THE HALF YEAR STATEMENTS
31 DECEMBER 2001

7.	RECONCILIATION TO US GAAP (Continued)

(d)	Income on sold options

Under A GAAP, premiums received on a sold call option have been recorded as deferred income and such income will be amortized over the life of the option. Under US GAAP, the income received on a sold call option has been recorded in income, as movements in the market value of this financial instrument have been recorded in net income as outlined in (c) above.

(e)	Income tax

Under A GAAP, deferred taxes are provided for using the liability method with recognition and carry forward of future income tax benefits on a similar basis to FAS 109, except for tax assets and liabilities relating to temporary (timing) differences which are all classified as non-current. Consequently, no adjustment has been made to the methodology by which income taxes have been calculated and brought to account. Under US GAAP the future income tax benefits and liabilities would be required to be allocated in the statement of financial position between current and non-current items. This allocation would not have a significant effect on the financial position presentation.

(f)	Dividends

Under A GAAP, dividends declared after the end of each financial year are recorded and provided for in the period to which they relate. Under US GAAP, dividends are recorded in the period in which they are declared.

Report of the independent auditors to the board of directors of AngloGold
Limited

We have audited the accompanying balance sheet of AngloGold Limited — FreeGold, defined under Note 1 “Nature of Operations” as of December 31, 2001 and the related statements of income, cash flows and parent company’s contribution for the year ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in South Africa and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of AngloGold Limited — FreeGold at December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2.9 to the financial statements, during 2001 FreeGold changed its method of accounting for derivative financial instruments.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg, Republic of South Africa
July 12, 2002

ANGLOGOLD LIMITED — FREEGOLD
Statement of Income
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

		2001
	Notes	ZAR

Sales		2.933.7

Product sales		2,933.7

Costs and expenses		3,110.4

Production costs		2,407.9
Related party production costs	4	156.5
General and administrative		102.1
Depreciation, depletion and amortization		511.1
Employment severance costs	3	132.8
Mark to market gain on financial instruments		(200.0)

Loss before income tax provision		(176.7)
Deferred income and mining tax benefit	5	6.3

Loss before cumulative effect of accounting change		(170.4)
Cumulative effect of accounting change	2.9	(8.3)

Net loss applicable to parent company		(178.7)

The accompanying notes are an integral part of these Financial Statements.

ANGLOGOLD LIMITED — FREEGOLD
Balance sheet
AT DECEMBER 31, 2001
(In millions)

		2001
	Notes	ZAR

ASSETS
Current Assets		846.7
Cash		0.5
Receivables		744.1

Trade and other		30.2
Financial instruments	13	696.0
Value added taxes		17.9

Inventories	6	102.1

Property, plant and equipment	7	2,694.8
Mineral reserves	8	1,351.9

Total assets		4,893.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities		1,195.6

Accounts payable and accrued liabilities	9	141.0
Deferred tax current portion	5	40.0
Financial instruments	13	968.0
Income and mining tax payable		46.6

Deferred income and mining tax liability	5	53.7
Provision for environmental rehabilitation	10	73.6
Provision for post-retirement medical benefits	11	683.6
Commitments and contingencies	12
Parent company’s contribution as per statement		2,886.9

Parent company’s contribution		3,180.7
Other comprehensive income		(293.8)

Total liabilities and parent company’s contribution		4,893.4

The accompanying notes are an integral part of these Financial Statements.

ANGLOGOLD LIMITED — FREEGOLD
Statement of Cash Flows
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

		2001
	Notes	ZAR

Net cash provided by operating activities		265.8

Income before cumulative effect of accounting change		(170.4)
Reconciled to net cash provided by operations:
Depreciation, depletion and amortization	14	511.1
Unrealised mark to market gain on financial		—
instruments
Net increase in provision for Environmental		141.4
rehabilitation and Post-retirement medical benefits
Deferred income and mining tax		(181.2)
Effect of changes in operating working capital items:
Decrease in receivables		(695.4)
Decrease in inventories		28.9
Decrease in accounts payable and accrued liabilities		631.4

Net cash used in investing activities
Additions to property, plant and equipment		(67.5)
Net cash used in financing activities
Net distribution to parent company		(197.8)

Net increase in cash and cash equivalents		0.5
Cash and cash equivalents — January 1, 2001		—

Cash and cash equivalents — December 31, 2001		0.5

The accompanying notes are an integral part of these Financial Statements.

ANGLOGOLD LIMITED — FREEGOLD
Statement of parent company’s contribution
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

		Other
	Parent Company	comprehensive
	contribution	income	Total
	ZAR	ZAR	ZAR

Balance — January 1, 2001	3,557.2	—	3,557.2
Net loss before cumulative effect of accounting change	(170.4)		(170.4)

Effect of adoption of SFAS133, net of tax	(8.3)	94.8	86.5
Reclassification adjustment for net gains included in net income, net of tax		17.9	17.9
Net unrealised losses on revaluation of hedge instruments, net of tax		(406.5)	(406.5)

Comprehensive income			(302.1)
Net distribution to parent company	(197.8)		(197.8)

Balance — December 31, 2001	3,180.7	(293.8)	2,886.9

The accompanying notes are an integral part of these Financial Statements.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

1.	NATURE OF OPERATIONS

The Free State assets (“FreeGold”) are made up of the operations of Joel, Matjhebeng, Bambanani, Tshepong, the shares in Jeannette Gold Mines Limited and the Ernest Oppenheimer Hospital and the parent company of FreeGold as at December 31, 2001, is AngloGold Limited, (the “parent”) formerly Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs). The parent was incorporated on May 9, 1944 and conducts gold-mining operations in South Africa, Mali, Namibia, Tanzania, North and South America and Australia. FreeGold operations were two standalone statutory entities until June 1998, upon which they formed part of the formation of the parent, through the consolidation of the gold interest of Anglo American plc. FreeGold focuses on the extracting of gold ore reserves and the production of gold as a precious mineral in the Free State Province of South Africa. On January 1, 2002, certain operating assets of the parent were sold to — Clidet 383 — a joint venture between Harmony Gold Mining Company Limited and African Rainbow Minerals Gold Limited.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation: These financial statements and related notes reflect the carve-out historical results of operations and financial position of FreeGold for the year ended December 31, 2001. FreeGold believes that the methods used in the allocation of revenues and expenses are reasonable and that the statement of operations includes all revenues and costs directly and indirectly attributable to FreeGold. The amounts related to FreeGold have been determined by segregating amounts related to the operations of FreeGold from those related to the operations of other entities comprising the parent. The determination of such amounts was made by reference to individual records for financial statement items specifically relating to FreeGold or by allocation based on ounces sold, ounces produced, tons milled, number of employees, or similar references. Management believes that the allocated amounts are representative of the costs that would have been incurred if FreeGold had operated on a stand-alone basis.

Under the parent’s centralized debtors, creditors and cash management systems, the cash generated or required by FreeGold is distributed to or provided by the parent through the use of intercompany accounts. Accordingly, other than petty cash, FreeGold did not maintain a separate cash balance. Interest expenses of the parent have not been allocated to FreeGold, as these relate to funding activities of the parent’s other operations.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. FreeGold’s functional currency is South African Rands (ZAR).

Use of estimates: The preparation of the financial statements requires the parent’s management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.1	Cash

Cash consists of petty cash.

2.2	Inventories

Inventories, including gold in process, gold on hand and supplies, are stated at the lower of cost or net realizable value. Gold in process is valued at the average production cost at the relevant stage of production. The cost of gold is determined principally by the weighted average cost method using related production costs.

Supplies are valued at the lower of weighted average cost or net realizable value.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

2.3	Development costs

Development costs relating to major programs at existing mines are capitalized. Development costs consist primarily of expenditures to expand the capacity of operating mines. Ordinary mine development costs to maintain production are expensed as incurred.

2.4	Depreciation, depletion and amortization

Depreciation, depletion and amortization of mine development costs are computed principally by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Mine plant facilities are amortized using the lesser of their useful life or units-of-production based on estimated proven and probable mineral reserves. Other fixed assets comprising mine properties, vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.

2.5	Mining costs

In general, mining costs are charged to operations as incurred. However, certain of FreeGold deposits have diverse grades over the mine’s life. Mining costs for these deposits, to the extent that they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced.

2.6	Asset impairment

FreeGold evaluates its long life assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on FreeGold’s financial position and results of operations. A low gold price market, if sustained for an extended period of time, may result in future asset impairments. In addition an asset impairment is considered to exist where the net selling price of an asset held for sale is below its carrying amount.

2.7	Rehabilitation costs

Rehabilitation costs and related accrued liabilities, which are based on FreeGold’s interpretation of current environmental and regulatory requirements, are expensed or accrued over the operating life of the mine, principally by the units-of-production method based on estimated proven and probable mineral reserves. Interest earned on monies paid to the environmental trust fund is accrued on an annual basis and is recorded as credits to the accrued liability.

Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that FreeGold’s estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

Environmental liabilities other than rehabilitation costs which relate to liabilities from specific events are expensed when they are known, probable and reasonably estimable.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

2.8	Product sales

Revenue from product sales is recognized to the extent that it is certain that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.

2.9	Financial instruments

The different types of financial instruments recognized on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivative instruments, and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when FreeGold becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

Derivative instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”). SFAS133 was amended in June 2000 with the issuance of Statement of Financial Accounting Standards No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“SFAS138”).

SFAS133 requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item.

FreeGold adopted SFAS133 effective January 1, 2001 as follows:

Forward sales and gold pricing contracts are used to reduce FreeGold’s exposure to weakening precious metal prices and FreeGold intends to fulfill its obligations under these contracts by physically delivering the specified quantity of metal from its production at contract maturity. Under SFAS133 as amended by SFAS138 normal purchases and normal sales commodity-based contracts that qualify for exemption would be excluded from the scope of the statement provided that the contracts are settled by physical delivery. As a result the accounting for these contracts will not be impacted by the adoption of SFAS133 and 138.

Contracts that meet the criteria for hedge accounting will be designated as hedging instruments hedging the variability of forecasted cash flows from the sale of FreeGold’s production into the spot market, and are classified as cash flow hedges under SFAS133. Where a derivative qualifies as the hedging instrument in a cash flow hedge under SFAS133, gains and losses on the derivative, to the extent effective, are deferred in other comprehensive income and reclassified to income when the hedged transaction is recorded in income. As of January 1, 2001, these contracts were recorded on the balance sheet at their fair market value of R152.9 million (currently R175.5 million), net of deferred taxation of R58.1 million (currently R80.7 million), deferred in other comprehensive income.

All other contracts not meeting the criteria for the normal purchases and sales on hedge accounting will be recorded at their fair market value, with changes in value at each reporting period being recorded in income. FreeGold recorded a FAS133 transition adjustment representing the cumulative effect of an

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

accounting change of R8.3 million loss (net of provision for deferred taxation of R5 million) on January 1, 2001 equal to the difference between the fair market value and carrying value of these contracts at that date.

SFAS133 requires that derivative instruments be accounted for as follows:

•	Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS138 are recognized in earnings when they are settled by physical delivery. These contracts do not appear on the balance sheet as they simply represent agreements to sell gold produced at pre-defined quantities and prices.

•	Where the conditions in SFAS133 for special hedge accounting are met the derivative is recognized on the balance sheet as either a financial asset or financial liability, and recorded at fair value. FreeGold enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is recorded in earnings in the period to which they relate.

•	All other derivative instruments are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings as realized or unrealized gains or losses on financial instruments in the period to which they relate.

The estimated fair values of derivative instruments are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the prevailing market rates using industry standard valuation techniques.

2.10	Post-retirement benefits

The costs of post-retirement benefits are made up of those obligations which FreeGold has towards current and retired employees. These obligations can be separated into the following categories, and are determined as follows:

Defined contribution plans

Pension and provident funds

Contributions to defined contribution plans in respect of services during a current year are recognized as an expense in that year.

Defined benefit plans

Pension funds

The current service cost in respect of defined benefit plans is recognized as an expense in the current year. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of plan amendments in respect of existing employees are recognized as an expense or income systematically over the expected remaining service period of those employees.

Post-retirement medical aid obligation

The post-retirement medical aid obligation in respect of existing employees is recognized as an expense systematically over the expected remaining service period of those employees, using the projected unit credit method. The liability in respect of retired employees is recognized immediately as an expense.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

2.11	Deferred income and mining tax

FreeGold follows the liability method of accounting for deferred income and mining tax whereby FreeGold recognizes the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

2.12	Recent pronouncements

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS140”). SFAS140 requires that after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FreeGold does not expect the adoption of SFAS140 to have a material impact on its earnings and financial position.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS141”) and Statement for Financial Accounting Standards No. 142, “Accounting for Goodwill and Intangible assets” (“SFAS142”). SFAS141 eliminates the pooling method and requires that all business combinations be accounted for under the purchase method. SFAS141 also requires that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets other than goodwill be amortized over their useful lives. SFAS141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS142 will be effective for fiscal years beginning after December 15, 2001.

FreeGold does not expect the adoption of SFAS141 to have a material impact on its earnings and financial position. FreeGold is reviewing the provisions of SFAS142 and has not yet determined the impact of this statement on the financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations (AROs)” (“SFAS143”).

The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. The standard is effective January 1, 2003. FreeGold is reviewing the provisions of this statement and has not yet determined the impact of the statement on the financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS144”).

SFAS144 addresses significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS121”) and develops a single accounting model, based on the framework established in SFAS121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. SFAS144 also modifies the accounting and disclosure rules for discontinued operations. This standard will be adopted from January 1, 2002. The impact of SFAS144 on FreeGold’s financial statements has not yet been determined.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

3.	COSTS AND EXPENSES

Employment Severance Costs

Total employee severance costs amounted to ZAR 132.8 million for 2001 and were due to retrenchments reflecting mainly rationalization of operations, including closure of ageing shafts at Matjhabeng and downsizing at Joel.

4.	RELATED PARTY TRANSACTIONS

Anglo American plc (AA plc) and its subsidiaries hold an effective 53.17 percent interest in the parent. FreeGold had the following transactions with related parties during the years ended December 31, 2001:

2001
Purchases from
related party
ZAR

Related party transactions with subsidiaries of AA plc
Boart Longyear Limited — mining services	33.7
Mondi Timber Limited — forestry	45.8
Scaw Metals Limited — steel and engineering	39.9
Shaft Sinkers (Proprietary) Limited — mining services	37.1

156.5

5.	DEFERRED INCOME AND MINING TAX

2001
ZAR

Provision for income taxes attributable to continuing operations is as follows:
Total current expense	72.7
Total deferred benefit	(79.0)

Total income and mining tax benefit	(6.3)

	2001
	ZAR	%

Reconciliation between corporate income tax and statutory income tax is as follows:
Corporate income tax at statutory rates	(74.2)	42.0
Formula variation in mining and other taxation rates for the current period	66.3	(37.6)
Other, net	1.6	(0.9)

Total income and mining tax benefit	(6.3)	3.5

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

5.	DEFERRED INCOME AND MINING TAX (continued)

2001
ZAR

Deferred income and mining tax liabilities and assets on the balance sheet as of December 31, 2001, relate to the following:
Mining tax liabilities:
Depreciation, depletion and amortization	909.5
Product inventory not taxed	21.1
Mining tax assets:
Unredeemed capital expenditure	368.5
Provisions, including rehabilitation accruals	370.7
Financial instruments	97.7

Net deferred income and mining tax liability	93.7
Current portion	(40.0)

53.7

The classification of deferred income and mining tax assets is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As at December 31, 2001, FreeGold had unredeemed capital expenditure, in South Africa, available for deduction against future taxable mining income. This future deduction was utilizable against taxable mining income generated only from FreeGold’s current mining operations and does not expire unless FreeGold ceases to operate for a period of longer than one year.

The deferred tax on financial instruments including deferred taxation on items that have been classified as other comprehensive income is ZAR180.1 million.

Temporary differences relating to unredeemed capital expenditure	801.0

Tax effect at 46 percent	368.5

6.	INVENTORY

2001
ZAR

Gold in process	62.0
Gold on hand	0.2
Supplies	39.9

102.1

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

7.	PROPERTY, PLANT AND EQUIPMENT

2001
ZAR

Mine development	4,397.2
Mine infrastructure	736.4
Mineral rights	24.7
Land	13.0

5,171.3
Accumulated depreciation, depletion and amortization	(2,476.5)

Net book value December 31	2,694.8

8.	MINERAL RESERVES

2001
ZAR

Mineral reserves, at cost	2,184.6
Accumulated amortization	(832.7)

Net book value December 31	1,351.9

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

2001
ZAR

Payroll and related benefits	99.7
Accrual for power	12.7
Other accrued liabilities	28.6

141.0

10.	PROVISION FOR ENVIRONMENTAL REHABILITATION

2001
ZAR

Accrued environmental rehabilitation costs	73.6

Gross accrual	320.2
Investment in Environmental Rehabilitation Trust Fund	(246.6)

While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, FreeGold has estimated that the total cost for mine rehabilitation and closure, in current monetary terms, will be ZAR595.9 million. Certain amounts have been contributed to an irrevocable rehabilitation trust under the parent’s control. The monies in the trust are invested primarily in interest bearing debt securities.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

FreeGold intends to finance the ultimate rehabilitation costs from the monies invested with the rehabilitation trust fund as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

11.	PROVISION FOR POST-RETIREMENT MEDICAL BENEFITS

2001
ZAR

Accrued liability at December 31	683.6

The post-retirement health care liability in respect of certain existing employees is recognized as an expense systematically over the expected remaining service period of those employees, using the expected unit credit method. Changes in the liability in respect of retired employees are recognized immediately as an expense as and when incurred. FreeGold has not incurred material expenses related to the plan during 2001 (Refer to
Note 15). The costs of post-retirement benefits are made up of those obligations, which FreeGold has towards current and retired employees.

12.	COMMITMENTS AND CONTINGENCIES

2001
ZAR

Capital expenditure commitments:
Contracts for capital expenditure	—
Authorized by the parent’s directors but not yet contracted for	0.4

There is a potential claim in respect of contamination of the water supply amounting to:	11.0

Vulnerability from concentrations

The majority of Freegold’s 13,261 employees are subject to collective bargaining agreements. These agreements are established in negotiations between the Chamber of Mines, the body which represents the gold mining industry in South Africa, and representative groups of labor. The agreements signed on August 9, 2001, have a two year validity period.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

13.	GOLD PRICE RISK MANAGEMENT ACTIVITIES

FreeGold does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivative instruments are used to manage gold price and foreign exchange risks, that arise out of FreeGold’s core business activities. Forward sales contracts and call and put options are used by FreeGold to protect itself from downward fluctuations in the gold price. Certain of these instruments establish a minimum price for future production while maintaining the ability to participate in increases in the gold price. The board of directors of the parent sets limits for the volume of production to be hedged, the nature of instruments utilized and the maximum tenor of hedging structures.

SFAS133 requires that derivative instruments be accounted for as follows:

•	Commodity based (“normal purchase or normal sale”) contracts that meet the requirements of SFAS 138 are recognized in earnings when they are settled by physical delivery. These contracts do not appear on the balance sheet as they represent agreements to sell gold produced at pre-defined quantities and prices.

•	Where the conditions in SFAS133 for special hedge accounting are met the derivative is recognized on the balance sheet as either a financial asset or financial liability, and recorded at fair value. FreeGold enters into cash flow hedges whereby the effective portion of fair value gains or losses are recognized in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognized in earnings or included in the initial measurement of the asset or liability. The ineffective portion of fair value gains and losses is recorded in earnings as realized or unrealized gains or losses on financial instruments in the period to which they relate. Of the contracts accounted for as cash flow hedges, contracts with a carrying value, net of tax, of ZAR338.7 million at December 31, 2001 are expected to expire during 2002.

•	All other derivative instruments are measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which they relate.

Realized market loss on financial instruments of ZAR16.0 million was included in the current year income statement. Unrealized market gain on financial instruments of ZAR216.0 million was included in the current year income statement.

Gold hedging instruments are denominated in both South African rands and US dollars. The hedging instruments utilized are forward sales contracts, purchased and sold put options and purchased and sold call options. The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continuously reviewed in the light of changes in operational forecasts, market conditions and the parent’s hedging policy. The parent’s reserve and financial strength has allowed it to arrange unmargined credit lines of up to ten years with counterparties.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

The following table indicates FreeGold’s gold hedge position at a weighted average settlement price as at December 31, 2001:

Year		2002	2003	2004	2005	Total

DOLLAR GOLD
Forward Contracts	Amount (kg)	688				688
	$ per oz	$273				$273
Put Options Purchased	Amount (kg)		1,555			1,555
	$ per oz		$330			$330
	*Delta (kg)		1,555			1,555
Put Options Sold	Amount (kg)	933				933
	$ per oz	$276				$276
	*Delta (kg)	368				368
Call Options Purchased	Amount (kg)	4,665				4,665
	$ per oz	$310				$310
	*Delta (kg)	326				326
Call Options Sold	Amount (kg)	3,110		622		3,110
	$ per oz	$320		$320		$320
	*Delta (kg)	25		254		279

RAND GOLD
Forward Contracts	Amount (kg)		3,416	1,557	2,354	7,326
	Rand per kg		R78,738	R85,570	R144,657	R101,366
Call Options Purchased	Amount (kg)	3,454				3,454
	Rand per kg	R82,864				R82,864
	*Delta (kg)	3,425				3,425
Call Options Sold	Amount (kg)	3,454			746	4,201
	Rand per kg	R82,864			R174,258	R99,106
	*Delta (kg)	3,425			219	3,644

*	The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2001.

Forward sales contracts require the future delivery of gold at a specified price. A number of these contracts are intended by FreeGold for delivery against production in a future period. The notional volume of outstanding forward sales type contracts at the end of the year was 8,014kg.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date. A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date. FreeGold’s risk as outlined above in purchasing compound options is limited to the premium paid. Net cash receipts received under the option hedging strategies for the year were ZAR75.2 million.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

Disclosure of the fair value of financial instruments is as follows:

Foreign exchange price risk protection agreements

FreeGold periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated transactions denominated in foreign currencies. The objective of foreign hedging activities is to protect FreeGold from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.

The following table indicates the currency hedge position at December 31, 2001:

Year		2002	2003	2004	2005	Total

RAND DOLLAR ('000)
Put Options Purchased	Amount ($)	35,000				35,000
	Rand per $	R8.22				R8.22
	*Delta ($)	444				444
Call Options Purchased	Amount ($)	22,500				22,500
	Rand per $	R 9.34				R 9.34
	*Delta ($)	21,170				21,170
Call Options Sold	Amount ($)	42,500				42,500
	Rand per $	R 9.26				R 9.26
	*Delta ($)	40,287				40,287

*	The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at December 31, 2001.

Credit risk

Realization of all these contracts is dependent upon the counterparties performing in accordance with the terms of the contracts. FreeGold does not anticipate non-performance by any counterparties. FreeGold generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties. FreeGold does business predominantly with internationally recognized counterparties and believes that no concentration of credit risk exists.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

Fair value

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of FreeGold’s financial instruments, as measured at December 31, 2001, are as follows:

	December 31, 2001

	Carrying	Fair
	amount	value
	ZAR	ZAR

Cash and cash equivalents	0.5	0.5
Receivables	48.1	48.1
Accounts payable and accrued liabilities	(141.0)	(141.0)
Financial instruments	(272.0)	(327.9)

Forward sales type agreements	(219.0)	(274.9)
Commodity option contracts	25.5	25.5
Foreign exchange contracts	(17.7)	(17.7)
Foreign exchange option contracts	(63.3)	(63.3)
Interest rate swaps	2.5	2.5

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Receivables, cash and cash equivalents and other current liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

Derivative instruments

The fair value of volatility-based instruments are estimated based on market prices, volatilities and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market price for the contracts at December 31, 2001. The amounts include those contracts accounted for as normal purchases and sales.

14.	ADDITIONAL CASH FLOW INFORMATION

2001
ZAR

Non-cash items
Excluded from the statements of cash flows are the following:
Amortization:
Mining assets	209.9
Mineral reserves	301.2

511.1

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

15.	EMPLOYEE BENEFIT PLANS

Eligible employees are members of either the parent’s defined benefit fund or one of the industry-based defined contribution funds. There is one defined benefit scheme and three defined contribution schemes. The assets of these schemes are held in administered trust funds separated from FreeGold’s assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities.

Defined Benefit Fund

At the last statutory valuation of the fund as at December 31, 1999, the Pension Fund was certified by the reporting actuaries as being in a sound financial position, subject to the continuation of the current contribution rates. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions as well as returns on investments. Separate calculations for the Pension Fund are carried out on an annual basis and the results of these calculations as at December 31, 2001 are reflected below.

Any deficits in the defined benefit scheme advised by the actuaries are funded either immediately or through increased contributions to ensure the ongoing soundness of the scheme.

Information with respect to the Defined Benefit Fund, which includes benefits for FreeGold’s employees, for the year ended December 31, is set forth in the table below:

Pension
benefits
2001
ZAR

Change in benefit obligation
Benefit obligation at January 1	33.6
Service cost	1.8
Interest cost	4.2
Plan participants’ contributions	0.8
Acquisition	5.4
Plan amendment	—
Actuarial (gain)/loss	1.0
Benefits paid	(4.8)

Benefit obligation at December 31	42.0

Change in plan assets
Fair value of plan assets at January 1	34.5
Actual return on plan assets	4.6
Acquisition	5.4
Company contributions	1.8
Plan participants’ contributions	0.8
Benefits paid	(4.8)

Fair value of plan assets at December 31	42.3

Funded status at end of year	0.3

Prepaid benefit cost	0.3

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

The assumptions used in calculating the above amounts are:
Discount rate: retired/all others	10.5%
Rate of compensation increase	7.5%
(plus salary
scale)
Pension increase	6.5%
Net periodic pension and post-retirement benefit costs include:
Service cost	1.8
Interest cost	4.2
Expected return on assets, actuarial gain and past service costs	2.4
Amortization of actuarial loss	—

Net amount recognized	8.4

The assumptions used in calculating the above amounts are:
Discount rate	10.5%
Rate of compensation increase	7.5%
(plus salary
scale)
Expected return on plan assets	10.5%

Defined Contribution Funds

Contributions to the various retirement schemes are fully expensed during the year in which they are funded and the cost of providing retirement benefits for the year amounted to ZAR74.3million. All funds are governed by the Pension Funds Act of 1956.

Post-retirement medical benefits

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

Information with respect to the defined benefit liability, which includes post-retirement medical benefits for FreeGold’s employees, for the year ended December 31, 2001 is set forth in the table below:

Other benefits
2001
ZAR

Change in benefit obligation
Benefit obligation at January 1	461.3
Service cost	46.6
Interest cost	92.6
Effect on curtailment	—
Benefits paid	(47.3)
Actuarial gains and losses	130.4

Benefit obligation at December 31	683.6

Unfunded benefit liability	683.6

Net periodic post-retirement medical benefit costs include:
Service cost	42.6
Interest cost	84.6
Expected actuarial gain (loss), past service cost, benefits paid and translation	75.9

Net amount recognized	203.1

Discount rate	11.0%
Expected increase in health care costs	10.0%

16.	PARENT COMPANY INVESTMENT

The parent investment account represents net cash and assets transferred between the parent and FreeGold. The average balance of the parent’s investment for the year ended December 31, 2001 was ZAR 3,767.7 million.

FreeGold has no share capital of its own, as it is an operating division of the parent.

ANGLOGOLD LIMITED — FREEGOLD
Notes to the financial statements (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001
(In millions)

17.	MINERALS AND PETROLEUM RESOURCES DEVELOPMENT BILL

In December 2000, the Draft Mineral Development Bill was published, and the fundamental principle of this Bill is the recognition that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. As such, the South African state is the guardian of the mineral rights and has the right to exercise full and permanent sovereignty over mineral resources. Current owners of mineral and mining rights are given a period of time to convert existing rights into rights under the new minerals regime broadly under the “use it and keep it” principle, and the failure to achieve such conversion will result in the loss of the rights by the current owner and access to such rights by third parties who are able to show an ability to exploit them. In terms of this draft, the right to prospect and mine would vest in the state; and detailed legislative proposals would be enacted for the introduction of a new system guaranteeing the continuation of current prospecting and mining operations while implementing a transitional period in which holders of prospecting, mining and mineral rights would be permitted to license those operations as well as obtain any extensions necessary for the continuation of those operations.

This draft legislation only reflects the government’s intentions with regard to the ownership of mineral rights and does not address the issue of fair compensation for existing mineral rights and the right to judicial appeal.

In April 2002, the latest draft of the Minerals and Petroleum Resources Development Bill (formerly the Draft Mineral Development Bill) was published and it does not materially change the views expressed on the Draft Mineral Development Bill, other than that there is now some provision for compensation. This proposal must go through the further process of public and parliamentary debate before being passed as legislation. The government has indicated its intention to introduce legislation to Parliament during the course of 2002. During June 2002, the Parliamentary Portfolio Committee on Minerals and Energy will be hearing and reviewing submissions on this latest draft by interested parties. The parent has submitted its views on this latest draft through the Chamber of Mines. As currently drafted, this draft legislation, if passed into law, could have an adverse effect on those mineral rights currently owned by FreeGold that are not being currently exploited by FreeGold, but with the receptive approach of the Minister of Minerals and Energy, FreeGold is hopeful that an enabling legislative environment may be achieved.