Form 20-F
HARMONY GOLD MINING CO LTD
filed 2003-12-17
CIK 1023514

As filed with the Securities and Exchange Commission on December 17, 2003
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT OF 1934,
for the fiscal year ended June 30, 2003
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was:
184,854,115 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Yes   X
No  _

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 _        Item 18      X
\

TABLE OF CONTENTS
PART I	1
Item 1 Identity of Directors, Senior Management and Advisers	1
Item 2 Offer Statistics and Expected Timetable	1
Item 3 Key Information	1
SELECTED FINANCIAL DATA	1
EXCHANGE RATES	3
CAPITALIZATION AND INDEBTEDNESS	3
REASONS FOR THE OFFER AND USE OF PROCEEDS	3
RISK FACTORS	3
Item 4 Information on the Company	16
BUSINESS	16
Introduction	16
History	17
Strategy	23
Hedge Policy	27
Description of Mining Business	28
Harmony's Management Structure	31
Exploration	32
Capital Expenditures	35
Description of Property	36
Geology	39
Reserves	39
Harmony's Mining Operations	41
REGULATION	96
Mineral Rights	96
Environmental Matters	99
Health and Safety Matters	101
Item 5 Operating and Financial Review and Prospects	103
OVERVIEW	103
CRITICAL ACCOUNTING POLICIES	105
RESULTS OF OPERATIONS	113
Years ended June 30, 2003 and 2002	113
Years ended June 30, 2002 and 2001	121
LIQUIDITY AND CAPITAL RESOURCES	128
Cash Resources	129
Sales of Equity Securities	133
Contractual Obligations and Commercial Commitments	133
Trend Information	136
Working Capital and Anticipated Financing Needs	137
OTHER FINANCIAL INFORMATION	137
Export Sales	137
Item 6 Directors, Senior Management and Employees	138
DIRECTORS AND SENIOR MANAGEMENT	138
BOARD PRACTICES	147
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	150
EMPLOYEES	153
General	153
Unionized Labor	154
Share Option Scheme	156
i

Share Purchase Scheme	157
Item 7 Major Shareholders and Related Party Transactions	157
MAJOR SHAREHOLDERS	157
RELATED PARTY TRANSACTIONS	159
INTERESTS OF EXPERTS AND COUNSEL	161
Item 8 Financial Information	161
CONSOLIDATED STATEMENTS	161
OTHER FINANCIAL INFORMATION	161
Export Sales	161
Legal Proceedings	161
Dividends and Dividend Policy	162
SIGNIFICANT CHANGES	163
Item 9 The Offer and Listing	165
MARKETS	165
OFFERING AND LISTING DETAILS	165
THE JSE SECURITIES EXCHANGE SOUTH AFRICA	166
PLAN OF DISTRIBUTION	168
SELLING SHAREHOLDERS	168
DILUTION	168
EXPENSES OF THE ISSUE	168
Item 10 Additional Information	169
SHARE CAPITAL	169
MEMORANDUM AND ARTICLES OF ASSOCIATION	169
General	169
Objects and Purposes	169
Directors	170
Share Capital	172
Variation of Rights	177
Changes in Capital or Objects and Powers of Harmony	177
Meetings of Shareholders	178
Title to Shares	179
Non-South African Shareholders	180
Disclosure of Interest in Shares	180
Changes in Control	180
Register of Members	180
Annual Report and Accounts	181
MATERIAL CONTRACTS	181
EXCHANGE CONTROLS	181
CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS	183
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	185
DIVIDENDS AND PAYING AGENTS	187
STATEMENTS BY EXPERTS	187
DOCUMENTS ON DISPLAY	187
SUBSIDIARY INFORMATION	188
Item 11 Quantitative and Qualitative Disclosures About Market Risk	189
Item 12 Description of Securities Other than Equity Securities	197
GLOSSARY OF MINING TERMS	198
PART II	206
Item 13 Defaults, Dividend Arrearages and Delinquencies	206
Item 14 Material Modifications to the Rights of Securityholders and Use of Proceeds	206
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	206

Defined terms
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Annual Report on Form 20-F, or this annual report, unless the context otherwise requires, the term "Harmony" refers to Harmony
Gold Mining Company Limited; the term "South Africa" refers to the Republic of South Africa;
the terms "we," "us" and "our" refer to Harmony and, as applicable, its direct and indirect subsidiaries as a group; the terms "South African Government" and "Government" refer to the government of South Africa and, where the context requires, include the South African state.
In this annual report, references to "R", "Rand",  and "c", "cents" are to the South
African Rand, the lawful currency of South Africa, "A$" refers to Australian dollars, "C$" refers to Canadian dollars, "GBP" refers to British Pounds Sterling and references to "$" and "U.S.
dollars" are to United States dollars.
This annual report contains information concerning the gold reserves of Harmony.
While this annual report has been prepared in accordance with the definitions contained in
Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See "Item 3. Key Information--Risk Factors--Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the glossary included in this annual report. This glossary may assist you in understanding these terms.
Forward-looking statements
This annual report contains forward-looking statements within the meaning of the
United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. In particular, among other statements, certain statements in
"Item 4. Information on the Company," "Item 5. Operating and Financial Review and
Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" are
forward-looking in nature. Statements in this annual report that are not historical facts are
"forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the
Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended.
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
  overall economic and business conditions in South Africa and elsewhere;
  the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
  decreases in the market price of gold;
  the occurrence of hazards associated with underground and surface gold mining;
  the occurrence of labor disruptions;
  availability, terms and deployment of capital;
  changes in government regulation, particularly environmental regulation;
  fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and
  political instability in South Africa and regionally.
Harmony undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.
Presentation of financial information
Harmony is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African
Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law and are based on International Financial Reporting Standards. Harmony also prepares annual financial statements in accordance with generally accepted accounting principles in the United
States which are translated into U.S. dollars. The financial information included in this annual report has been prepared in accordance with United States Generally Accepted Accounting
Principles, or U.S. GAAP, and is presented in U.S. dollars. Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 7.51 per $1.00 as at June 30, 2003), except for specific items included within shareholders' equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from
Rand to U.S. dollars at the average exchange rate for the period (Rand 9.13 per $1.00 for fiscal
2003).
For the convenience of the reader, certain information in this annual report presented in Rand, A$, C$ and has been translated into U.S. dollars. By including convenience
v

currency translations in this annual report, we are not representing that the Rand, A$, C$ and amounts actually represent the U.S. or Australian dollar amounts, as the case may be, shown or that these amounts could be converted in U.S. or Australian dollars, as the case may be, at the rates indicated. Unless otherwise stated, the conversion rate for translations from Rand amounts into U.S. dollar amounts is Rand 6.52 per $1.00, which was the noon buying rate on December
10, 2003.

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
Selected Historical Consolidated Financial Data
The following selected historical consolidated financial data for the last five fiscal years has been extracted from the more detailed information and financial statements, including
Harmony's audited consolidated financial statements for each of the years in the three years ended June 30, 2003 and at June 30, 2002 and 2001 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 1999, 2000 and 2001, and for each of the years in the two years ended June 30, 1999 and 2000, has been extracted from Harmony's audited consolidated financial statements not included in this annual report.

The audited financial information included in this annual report has been prepared in accordance with U.S. GAAP.
Fiscal year ended June 30,
2003                     2002
2001
2000                    1999
(in $ thousands, except per share amounts)
Income statement data
Revenues
..............................................................                      782,945                 696,840                  607,220                  490,651               381,412
Operating income .................................................. 182,046 206,375 88,424 72,971   64,878
Equity income of joint venture ............................... 52,843 13,176 - - -
Equity income/(loss) of associate companies........ (1,233) (473) - 1,401
Income before taxes and minority interests .......... 97,515 103,659 29,804 73,489 30,199
Minority interests ................................................... (468) (1,575) (349) (2,910) -
Income/ (loss) before cumulative effect of
change in accounting principle.........................                       71,792                  87,716                    14,830                    57,030                27,908
Cumulative effect of change in accounting
principle, net of tax ......................................... 14,770 - (5,822) - -
Net income ............................................................                          86,562                 87,716                      9,008                    57,030                27,908
Basic earnings per share ($) before cumulative
effect of change in accounting principle .......... 0.40 0.57 0.15 0.68 0.42
Basic earnings per share ($) ................................. 0.49 0.57 0.09 0.68 0.42
Diluted earnings per share before cumulative
effect of change in accounting principle .......... 0.39 0.53 0.14 0.67 0.41
Diluted earnings per share .................................. 0.47 0.53 0.09 0.67 0.41
Weighted average number of shares used in
the computation of basic earnings per share .. 177,954,245 153,509,862 102,156,205 83,593,424 66,843,932
Weighted average number of shares used in the
computation of diluted earnings per share ....... 182,721,629 165,217,088 105,504,328 85,590,876 68,070,172
Cash dividends per share ($)................................. 0.57 0.07 0.16 0.19 0.18
Cash dividends per share (R) ............................... 5.50 0.75 1.20 1.20 1.10
Other financial data
Cash dividends per share ($)
1
...............................                               0.20                       0.41 - - -
Cash dividends per share (R)
1
............................                               1.50                       4.25 - - -
Cash cost per ounce of gold ($/oz)
2
.....................                                253                       196                         234                       245                      239
1
Reflects dividends related to fiscal 2003 and 2002 that were declared on August 1, 2003 and August 2, 2002, respectively.
2
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
dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides (1) an indication of a company's profitability and efficiency,
(2) the trends in costs as the company's operations mature, (3) a measure of a company's gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
At June 30,
2003                     2002                      2001                      2000                     1999
(in $ thousands)
Balance sheet data
Cash and cash equivalents....................................
189,040 90,223 144,096 77,942 45,318
Short-term investments ......................................... - - - - 10,744
Other current assets ............................................. 146,709 109,397 136,794 59,582 32,071
Property, plant and equipment - net ...................... 806,799 812,753 667,113 557,725 347,036
Intangible assets..................................................... 314,793 - - - -
Restricted cash...................................................... - - - 7,310 -
Investments in associates ..................................... 63,782 42,791 - - -
Investment in joint venture .................................... 272,754 102,578 - - -
Other long-term assets ......................................... 89,183 137,399 81,822 69,629 9,244
Total assets ...........................................................
1,883,060 1,295,141 1,029,825 772,188 444,413
Current liabilities.....................................................                      173,890                 138,677                 152,886                 150,148                   70,583
Provision for environmental rehabilitation ............. 62,977 63,125 53,136 52,525 33,811
Deferred income and mining taxes ....................... 209,628 99,789 47,050 48,686 28,442
Provision for post-retirement benefits ................... 1,017 737 1,002 3,709 5,793
Deferred financial liability ...................................... 37,228 87,226 49,374 40,174 -
Long-term loans .................................................... 301,572 152,461 151,466 46,635 14,024
Preference shares.................................................. - - 681 - -
Minority interest...................................................... 18,408 - 331 - -
Shareholders' equity............................................... 1,078,340                 753,126                573,899                  430,311                 291,760
Total liabilities and shareholders' equity................. 1,883,060 1,295,141 1,029,825 772,188 444,413

EXCHANGE RATES
Unless otherwise stated, balance sheet item amounts are translated from Rand to
U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 7.51 per
$1.00 as at June 30, 2003), except for specific items included within shareholders' equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 9.13 per $1.00 for fiscal 2003).
As of December 10, 2003, the noon buying rate per $1.00 was Rand 6.52.
The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per $1.00.
Fiscal year ended June 30,
Average
1
Period
End
1999 ............................................................................                                  06.04                                6.04
2000 ............................................................................                                    6.35                                6.79
2001 ............................................................................                                    7.61                                8.04
2002 ............................................................................
   10.20                              10.39
2003 ............................................................................                                    9.13                                7.51
Month of                                                                                                       High                              Low
July 2003 ....................................................................                                    7.80                               7.36
August 2003................................................................                                    7.51                               7.25
September 2003 ..........................................................                                   7.55                               6.92
October 2003 ..............................................................                                    7.20                               6.85
November 2003 ..........................................................                                     6.99                              6.37
December 2003 (through December 10, 2003) ..........
6.52                               6.26
_____________________
1
The average of the noon buying rates on the last day of each full month during the relevant period.
CAPITALIZATION AND INDEBTEDNESS
Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
RISK FACTORS
In addition to the other information included in this annual report and the exhibits to this annual report, you should carefully consider the following factors related to an investment in Harmony's ordinary shares, ADSs and warrants. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information available to it. Harmony's business, financial condition or results of operations could be materially adversely affected by any of these risks, resulting in a decline in the trading price of Harmony's ordinary shares (or ADSs) and
Harmony's warrants.
Because most of Harmony's production costs are in Rand, while gold is generally sold in U.S.
dollars, Harmony's financial condition could be materially harmed by an appreciation in the value of the Rand.
Gold is generally sold throughout the world in U.S. dollars, but most of
Harmony's operating costs are incurred in Rand. As a result, any significant and sustained appreciation of the Rand against the U.S. dollar will serve materially to reduce Harmony's Rand revenues and overall net income as a result of lower rand revenues.
The Rand appreciated significantly against the U.S. dollar during most of calendar
2003 following significant depreciation against the U.S. dollar since 1997. The Rand's depreciation was particularly pronounced in calendar 2001 and during the first quarter of calendar 2002. If the appreciation experienced during this recent period continues, it will have a material adverse impact on Harmony's operating results. In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations' planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of
$180 million at an average exchange rate of Rand 11.20 per U.S. dollar. These forward exchange contracts expired on December 31, 2002 and were not renewed. Harmony has not entered into any such forward exchange contracts since then. See "Item 11. Quantitative and
Qualitative Disclosures About Market Risk Foreign Currency Sensitivity."
The profitability of Harmony's operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.
Substantially all of Harmony's revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:
  the demand for gold for industrial uses and for use in jewelry;
  international or regional political and economic trends;
  the strength of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;
  financial market expectations regarding the rate of inflation;
  interest rates;
  speculative activities;

  actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;
  forward sales by gold producers; and
  the production and cost levels for gold in major gold-producing nations, such as South Africa.
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
Price per Ounce
Year
($)
Average
1993..................................................................
406
326
360
1994..................................................................
396
370
384
1995..................................................................
396
372
384
1996..................................................................
415
367
388
1997..................................................................
367
283
331
1998..................................................................
313
273
294
1999..................................................................
326
253
279
2000..................................................................
313
264
282
2001 .................................................................
293
256
271
2002 .................................................................
332
278
309
2003 ...............(through December 10, 2003)
412
322
361
High                                      Low
On June 30, 2003, the afternoon fixing price of gold on the London Bullion
Market was $346 per ounce. On December 10, 2003, the afternoon fixing price of gold on the
London Bullion Market was $410.00 per ounce.
While the aggregate effect of these factors is impossible for Harmony to predict, if gold prices should fall below Harmony's cost of production and remain at such levels for any sustained period, Harmony may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. Harmony's average cash cost of production per ounce of gold sold was approximately $253 in fiscal 2003, $196 in fiscal 2002 and $234 in fiscal 2001.

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
As a general rule Harmony sells its gold production at market prices. Recently, there have been two instances in which Harmony has made use of gold price hedges: Harmony's forward sale of a portion of the production at Bissett at a set gold price and, more recently, put options relating to 1 million ounces of Harmony's production at Elandskraal. Both of these hedges were affected by Harmony in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was already hedged when acquired by Harmony, and these hedges have since been closed out. In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. During fiscal 2003 a significant portion of these inherited hedge agreements were closed out, at a cost of US$ 8.6 million. The outstanding agreements are now treated as speculative and the mark-to-market movement will be reflected in the income statement. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production.
See "Item 4. Information on the Company--Business--Hedge Policy" and "Item 11.
Quantitative and Qualitative Disclosures About Market Risk--Commodity Price Sensitivity." In
general, hedging in this manner reduces the risk of exposure to volatility in the gold price.
Because Harmony's hedging does not generally establish a future price for hedged gold,
Harmony can realize the positive impact of any increase in the gold price. However, this also means that Harmony is not protected against decreases in the gold price and if the gold price decreases significantly Harmony runs the risk of reduced revenues in respect of gold production that is not hedged.

Harmony's gold reserve figures may yield less gold under actual production conditions than
Harmony currently estimates.
The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in Harmony's deposits and stockpiles. They represent the amount of gold that Harmony believes can be mined, processed and sold at prices sufficient to recover Harmony's estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Harmony's ore reserves are estimated based upon many factors, including:
  the results of exploratory drilling and an ongoing sampling of the orebodies;
  past experience with mining properties; and
  the experience of the person making the reserve estimates.
The ore reserve estimates contained in this annual report are calculated based on estimates of future production costs, future gold prices and, because Harmony's gold sales are primarily in U.S. dollars and Harmony incurs most of its production costs in Rand, the exchange rate between the Rand and the U.S. dollar and, in the case of Harmony's Australian operations, the Australian dollar. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of Harmony's gold deposits or the profitability of its future operations.
Since ore reserves are only estimations which Harmony makes based on the above factors, in the future Harmony may need to revise its estimates. In particular, if Harmony's production costs increase (whether in Rand terms, in Australian dollar terms, or in relative terms due to appreciation of the Rand or the Australian dollar against the U.S. dollar) or if gold prices decrease, a portion of Harmony's ore reserves may become uneconomical to recover. This will force Harmony to lower its estimated reserves.
For example, following the acquisition of New Hampton, the Big Bell underground mine yielded disappointing results, including lower than expected grade. As a result, in the quarter ended June 30, 2002, Harmony reduced grade estimates for Big Bell's future production, which has led to a substantial reduction in proven and probable reserves attributable to the Big Bell mine. For the 2003 financial year, no reserves were declared for the
Big Bell mine as no economical ore was available, and the mine was in the last phases of closure.
See "Item 4. Information on the Company--Business--Harmony's Mining Operations--
Australian Operations."
Harmony's strategy depends on its ability to make additional acquisitions.
In order to increase Harmony's gold production and to acquire additional reserves so that Harmony can maintain and grow its gold production beyond the life of its current ore reserves, Harmony is exploring opportunities to expand by acquiring selected gold producers and mining operations. However, Harmony cannot guarantee that:

  Harmony will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms;
  Harmony will be able to obtain the financing necessary to complete future acquisitions; or
  the issuance of Harmony's ordinary shares or other securities in connection with any future acquisition will not result in a substantial dilution in ownership interests of holders of Harmony's ordinary shares.
As at June 30, 2003, Harmony's mining operations reported total proven and probable reserves of approximately 50.0 million ounces, which includes Abelle and ounces attributable to Harmony's 50% interest in the Free Gold Company. If Harmony is unable to acquire additional gold producers or generate additional proven and probable reserves at its existing operations or through Harmony's exploration activities, Harmony cannot be certain that it will be able to expand or replace its current production with new reserves in an amount sufficient to sustain the life of its mining operations beyond the current life of its reserves.
To maintain gold production beyond the expected lives of Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.
Harmony's Australian operations have limited proven and probable reserves.
Exploration and discovery will be necessary to maintain current gold production levels at these operations in the future. Exploration for gold and other precious metals is speculative in nature, is frequently unsuccessful and involves many risks, including risks related to:
  locating orebodies;
  identifying the metallurgical properties of orebodies;
  estimating the economic feasibility of mining orebodies;
  developing appropriate metallurgical processes;
  obtaining necessary governmental permits; and
  constructing mining and processing facilities at any site chosen for mining.
Harmony's exploration efforts might not result in the discovery of mineralization and any mineralization discovered might not result in an increase in Harmony's proven and
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

  future gold and other metal prices;
  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore; and
  anticipated total costs of the project, including capital expenditure and cash operating costs.
Actual costs, production and economic returns may differ significantly from those anticipated by Harmony's feasibility studies. Moreover, it can take a number of years from the initial feasibility studies until development is completed. During that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:
  the availability and timing of necessary environmental and other governmental permits;
  the timing and cost necessary to construct mining and processing facilities, which can be considerable;
  the availability and cost of skilled labor, power, water and other materials;
  the accessibility of transportation and other infrastructure, particularly in remote locations;
  the availability and cost of smelting and refining arrangements; and
  the availability of funds to finance construction and development activities.
Accordingly, there is no assurance that any future development projects will extend the life of Harmony's existing mining operations or result in any new commercial mining operations.
Harmony may experience problems in managing new acquisitions and integrating them with its existing operations.
Acquiring new gold mining operations involves a number of risks including:
  difficulties in assimilating the operations of the acquired business;
  difficulties in maintaining the financial and strategic focus of Harmony while integrating the acquired business;
  problems in implementing uniform standards, controls, procedures and policies;

  increasing pressures on existing management to oversee a rapidly expanding company; and
  to the extent Harmony acquires mining operations outside South Africa, encountering difficulties relating to operating in countries in which
  Harmony has not previously operated.
Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on Harmony's business, operating results, financial condition and stock price. For example, following the acquisition of New Hampton, Harmony has encountered higher than expected costs and disappointing results from the Big Bell operations. See "Item 4.
Information on the Company--Business--Harmony's Mining Operations--Australian
Operations." Harmony may encounter similar difficulties or other problems in integrating other acquisitions.
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
  rock bursts;
  seismic events;
  underground fires;
  cave-ins or falls of ground;
  discharges of gases and toxic chemicals;
  release of radioactive hazards;
  flooding;
  accidents; and
  other conditions resulting from drilling, blasting and removing and processing material from a deep level mine.
Hazards associated with open cast mining (also known as open pit mining) include:
  flooding of the open pit;
  collapse of the open pit walls;
  accidents associated with the operation of large open pit mining and rock transportation equipment; and
  accidents associated with the preparation and ignition of large scale open pit blasting operations.
Hazards associated with waste rock mining include:
  accidents associated with operating a waste dump and rock transportation;
  and

  production disruptions due to weather.

Harmony is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase production costs and result in liability to Harmony.
Harmony's insurance coverage may prove inadequate to satisfy future claims against it.
Harmony has third party liability coverage for most potential liabilities, including environmental liabilities. While Harmony believes that its current insurance coverage for the hazards described above is adequate and consistent with industry practice, Harmony may become subject to liability for pollution or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Further, Harmony maintains and intends to continue to maintain, property and liability insurance consistent with industry practice, but such insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will continue to be available at economically acceptable premiums. As a result, in the future Harmony's insurance coverage may not cover the extent of claims against it for environmental or industrial accidents or pollution.
Political or economic instability in South Africa or regionally may have an adverse effect on
Harmony's operations and profits.
Harmony is incorporated and owns significant operations in South Africa. As a result, there are important political and economic risks relating to South Africa which could affect an investment in Harmony.
South Africa has been transformed into a democracy since 1994, with a successful second round of democratic elections held during 1999. Harmony fully supports government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments and recognize that in order to implement these policies, Harmony's operations and profits may be impacted. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While
South Africa features highly developed, sophisticated, first world business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.
Over the past five years, the South African economy has grown at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries, and foreign reserves have been relatively low. GDP growth was approximately 0.8% in 1998,
2.0% in 1999, 3.5% in 2000, 2.8% in 2001 and 3.0% in 2002. The depreciation of the Rand in
1997 and 1998 resulted in an increase in the South African bank prime lending rate, which peaked at approximately 25.5% during 1998. Due to appreciation of the Rand against the U.S.
dollar during fiscal 2003, rates have decreased significantly and as of December 10, 2003, the rate was approximately 12%.
Although the South African government has indicated on numerous occasions that it is committed to creating a stable, democratic free market economy, including the phasing out of exchange controls, it is difficult to predict the future political, social and economic direction of South Africa or how the government will try to address South Africa's problems. It is also difficult to predict the effect on Harmony's business of these problems or of the government's efforts to solve them.
Further, there has been regional political and economic instability in countries north of South Africa. As discussed above, any resulting political or economic instability in
South Africa could have a negative impact on Harmony's ability to manage and operate its South
African mines.
The results of Harmony's South African operations may be negatively impacted by inflation.
Harmony's operations have not in recent years been materially affected by inflation, however, Harmony's profits and financial condition could be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold.
Harmony's financial flexibility could be materially constrained by South African currency restrictions.
South Africa's exchange control regulations provide for restrictions on exporting capital from South Africa. As a result, Harmony's ability to raise and deploy capital outside
South Africa is restricted. In particular, Harmony:
  is generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African exchange control authorities;
  is generally required to repatriate to South Africa profits of foreign operations; and
  is limited in its ability to utilize profits of one foreign business to finance operations of a different foreign business.
These restrictions could hinder Harmony's normal corporate functioning. While exchange controls have been relaxed in recent years and are continuing to be so relaxed, it is difficult to predict whether or how the South African government will further relax the exchange control regulations in the future.
Since Harmony's South African labor force has substantial trade union participation,
Harmony faces the risk of disruption from labor disputes and new South African labor laws.
Due to the number of its South African employees that belong to unions,
Harmony is at risk of having its production stopped for indefinite periods due to strikes and other labor disputes. Significant labor disruptions may have a material adverse effect on Harmony's operations and financial condition. Harmony has experienced strikes in the past from time to time, and it is not able to predict whether it will experience significant labor disputes in the future.

Harmony's production has been and continues to be affected by labor laws. Since
1995, South African laws relating to labor have changed significantly in ways that affect
Harmony's operations. In particular, laws enacted since then that regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies could result in significant costs to
Harmony. In addition, future South African legislation and regulations relating to labor may further increase Harmony's costs or alter Harmony's relationship with its employees. There may continue to be significant changes in labor law in South Africa over the next several years. For example, amendments to South African labor law were enacted in 2002, that require mandatory consultation with labor in the event of retrenchments, transfers of businesses or insolvency. See
"Item 6. Directors, Senior Management and Employees Employees Unionized Labor."
HIV/AIDS poses risks to Harmony in terms of productivity and costs.
The incidence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony currently estimates that the infection rate among
Harmony's South African workforce is approximately 28%, a figure which Harmony believes is consistent with the overall infection rate in South Africa. Harmony expects that significant increases in the incidence of HIV/AIDS infection and HIV/AIDS-related diseases among its
South African workforce over the next several years may adversely impact its operations and financial condition. Currently, Harmony expects that the cost of addressing HIV/AIDS infection and HIV/AIDS-related diseases among its South African workforce will grow to approximately
$4 per ounce of gold by 2007. Harmony currently spends $2 per ounce produced on HIV/AIDS-
related illnesses. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs, which are subject to material risks and uncertainties beyond
Harmony's control, as a result of which actual results may differ from Harmony's current expectation. Harmony is actively pursuing HIV/AIDS awareness campaigns with its South
African workforce and is also providing medical assistance and separation packages for employees who decide to leave their place of work and return home for care. See "Item 4.
Information on the Company--Regulation--Health and Safety Matters."
Harmony's operations are subject to extensive government regulations.
Harmony and its subsidiaries operate in a highly regulated industry. The legislation governing Harmony covers broad areas including health and safety, mineral rights ownership and socioeconomic development, and the scope of the principal legislation continues to change. In particular, in January, 1997 the South African government introduced the Mine
Health and Safety Act and in October, 2002, it introduced the Mineral and Petroleum Resources
Development Act. Compliance with these acts are of fundamental importance to the operation of
Harmony's business and the impact and potential costs for Harmony of changes in any of these laws is uncertain. For example, the South African parliament has recently introduced a bill, known as the Royalty Bill, which may require royalties to be paid to the government. This proposed legislation may have an adverse impact on the profits generated by Harmony. See
"Item 4. Information of the Company - Regulation."

In Australia, most mineral rights belong to the government, and mining companies must pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights.
Harmony's subsidiary New Hampton has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony's Australian operations belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. If New Hampton, Hill 50 or Bendigo desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.
Harmony is subject to extensive environmental regulations.
As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased costs of production arising from compliance with South African environmental laws and regulations.
The Minerals Act, the regulations promulgated under the Minerals Act, certain other environmental legislation and the administrative policies of the South African government all regulate the impact of Harmony's prospecting and mining operations on the environment.
Pursuant to these regulations, upon the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization in South Africa, Harmony will remain liable for compliance with the provisions of the Minerals Act, including any rehabilitation obligations.
This liability will continue until such time as the South African Department of Minerals and
Energy certifies that Harmony has complied with the provisions of the Minerals Act. See "Item
4. Information on the Company Regulation."
Currently, Harmony provides for environmental liabilities by contributing to environmental trust funds. In the future, Harmony may incur significant costs associated with complying with more stringent requirements imposed under new legislation and regulations.
This may include the need to increase and accelerate expenditure on environmental rehabilitation, and alter provisions for this expenditure, which could have a material adverse effect on Harmony's results and financial condition.
The South African government is currently reviewing requirements imposed upon mining companies to ensure environmental restitution. For example, with the introduction of an environmental rights clause in South Africa's constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the National Water Act 36 of 1998 and the National Environmental
Management Act 107 of 1998, both of which include stringent "polluter-pays" provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines may result in additional costs and liabilities to
Harmony.
Harmony's Australian operations must comply with mining lease tenement conditions set by the Department of Minerals and Energy, the Mining Act (1978), the
Department of Environmental Protection operating licenses, and water abstraction licenses issued by the Water and Rivers commission for each of its sites. Harmony's Australian operations must also comply with numerous environmental acts and bills. As a result, Harmony must make provisions for mining rehabilitation whenever mining is commenced at a new site in
Australia. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations. See "Item 4. Information on the Company Regulation."
Harmony may not pay cash dividends to its shareholders in the future.
It is the current policy of Harmony's Board of Directors, or the Board, to declare and pay cash dividends if profits and funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Harmony's capital expenditures and other cash requirements existing at the time. Under South African law, cash dividends may only be paid out of the profits of Harmony. No assurance can be given that cash dividends will be paid in the future.
The principal trading market for Harmony's ordinary shares is the JSE Securities
Exchange South Africa, or the JSE. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Harmony's ordinary shares on the JSE in a timely manner, especially with regard to a large block trade, may be restricted by the limited liquidity of shares listed on the JSE.
Because Harmony has a significant number of outstanding options, its ordinary shares are subject to dilution.
Because the principal non-United States trading market for Harmony's ordinary shares is the
JSE Securities Exchange South Africa, U.S. investors face liquidity risk in the market for
Harmony's ordinary shares.
As of June 30, 2003, Harmony had an aggregate of 250,000,000 ordinary shares authorized to be issued, which was increased to 350,000,000 at a shareholders' meeting held on
September 1, 2003. On June 30, 2003 an aggregate of 184,854,115 ordinary shares were issued and outstanding.  Harmony's employee share option plans permit the granting of options in an amount up to an aggregate of 14% of the number of Harmony ordinary shares outstanding as of the date of the grant. As of June 30, 2003, options to purchase a total of 7,682,900 ordinary shares were outstanding. Additional options will be granted to employees and directors who joined Harmony subsequent to the ARMgold merger. The exercise prices of the options currently vary between Rand 11.70 and Rand 93.00. As a result, shareholders' equity interests in
Harmony are subject to dilution to the extent of future exercises of these options.

Item 4. Information on the Company
BUSINESS
Introduction
Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, processing, smelting and refining. Harmony expects to become the largest producer of gold in South Africa in fiscal year 2004, producing some 30% of the country's gold, and the fifth largest gold producer in the world. As at June 30, 2003,
Harmony's mining operations reported total proven and probable reserves of approximately
50.0 million ounces, which includes ounces attributable to Abelle and Harmony's 50% interest in the Free
Gold Company.
In fiscal 2003, Harmony processed approximately 31.128 million tons of ore and sold 2,943,830 ounces of gold, which includes Harmony's 50% interest in the sales by the Free
Gold Company.
The gold market is relatively deep and liquid, with the price of gold generally quoted in U.S. dollars. The demand for gold is primarily for fabrication purposes and bullion investment. The purchase and sale of gold takes place around the globe in all sizes and forms.
Harmony's principal mining operations are located in South Africa and Australia.
Harmony also has a gold mining operation in the Manitoba Province of Canada, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices.
Harmony conducts its mining operations through various subsidiaries. As of
June 30, 2003, Harmony's significant subsidiaries were Randfontein Estates Limited, Evander
Gold Mines Limited, and Harmony Gold (Australia) (Pty) Limited. Randfontein Estates
Limited and Evander Gold Mines Limited are wholly-owned direct subsidiaries incorporated in
South Africa. Hill 50 Limited is a wholly-owned indirect subsidiary of Harmony incorporated in
Australia.
In addition, Harmony also has made several strategic investments in mining companies within and outside South Africa. In December 2001, Harmony acquired ordinary shares representing approximately 31.8% of the outstanding share capital of Bendigo, a single project Australian gold mining development company. In May and June 2002, Harmony acquired ordinary shares representing approximately 32.5% of the outstanding share capital of
Highland Gold, a privately held company organized under the laws of Jersey, Channel Islands, which holds Russian gold mining assets and mineral rights, including an operating mine and development projects*
In November 2002, Harmony acquired ordinary shares representing approximately 21% of the outstanding share capital of High River, a company organized under the laws of Ontario, Canada that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa.
*
*
Harmony sold its interests in Highland Gold and High River after the 2003 fiscal year end for a combined pre-tax gain of approximately R528.2 million. See "Item 8. Financial Information Significant Changes."

In South Africa, Harmony and its subsidiaries (excluding the Free Gold
Company) have nine operating shafts in the Free State Province, five operating shafts at Evander in the Mpumalanga Province, four operating shafts at Randfontein in the Gauteng Province, an
open cast mine at Kalgold   in the North West Province,
**
and two production shaft units at
Elandskraal in the North West and Gauteng provinces consisting of six shafts (two of which are sub-vertical shafts). The Free Gold Company (in which Harmony had a 50% interest as of the end of fiscal 2003 and which became a wholly-owned subsidiary of Harmony since the merger with ARMgold was concluded) on September 22, 2003) has eleven operating shafts in the Free
State Province.
Harmony's Australian operations include three operations in Western Australia:
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
In fiscal 2003, the combined gold sales of Harmony (including Abelle, but excluding the Free Gold Company) were 2,366,116 ounces. During Harmony's fiscal 2003, sales from the Free Gold assets amounted to 1,155,428 ounces of gold, of which 577,714 was attributable to Harmony. Because Harmony equity accounts for its 50% interest in the
Free Gold Company, sales from the Free Gold assets are not included in Harmony's sales figures in this annual report. For more information on Harmony's consolidation policy, see note 2(b) to the consolidated financial statements.
Ore from the shafts and surface material are treated at fourteen metallurgical plants in South Africa (three at the Free State operations, two at Elandskraal, two at Evander, two at Randfontein, one at Kalgold
**
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
History
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950. Harmony's principal executive offices are located at 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa and
the telephone number at this location is +27-11-684-0140. Harmony operates under a variety of statutes and regulations. To learn more about these statutes and regulations, see "Item 4.
Information on the Company--Regulation" and "Item 10. Additional Information--
Memorandum and Articles of Association."
**
Harmony entered into an agreement to dispose of its Kalgold operations after the end of the 2003 fiscal year for a consideration of R275 million. See
"Item 8. Financial Information - Significant Changes."

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
Harmony's operations have grown significantly since 1995. Since 1995,
Harmony has expanded from a lease-bound mining operation into an independent, world-class gold producer. Harmony increased its gold sales from 650,312 ounces of gold in fiscal 1995 to
2,943,830 ounces of gold in fiscal 2003. These figures reflect 50% of the sales by the Free Gold
Company during fiscal year 2003, which are not included in product sales for accounting purposes.
In fiscal 2003, approximately 79% of Harmony's gold production took place in
South Africa and 21% in Australia. In fiscal 2003, approximately 73% of Harmony's gold came from underground mines and 27% came from its surface mines. For more detailed geographical information about Harmony's activities, see "Item 4. Information on the Company--Business--
Harmony's Mining Operations" and "Geographical and Segment Information" in note 31 to the consolidated financial statements.
South African Operations
Harmony acquired additional mineral rights in the Free State, Mpumulanga,
Gauteng and North West provinces in South Africa when it acquired Lydex in 1997, Evander in
1998, Kalgold
**
in 1999 and Randfontein in 2000.
On January 31, 2001, Harmony entered into an agreement with AngloGold to purchase the assets and liabilities of the Elandskraal mines from AngloGold for approximately
Rand 1 billion. Harmony launched and priced an issue of senior unsecured fixed rate bonds in an aggregate principal amount of R1.2 billion ($149.3 million), with a semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006, subject to early redemption at Harmony's option. The bonds are listed on the Bond Exchange of South Africa.
The bonds were issued to settle existing debt and to fund the purchase of Elandskraal and New
Hampton.
**
Harmony entered into an agreement to dispose of its Kalgold operations after the end of the 2003 fiscal year for a consideration of R275 million. See
"Item 8. Financial Information - Significant Changes."

On November 21, 2001, Harmony and ARMgold, a subsidiary of ARM, reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50%
interest) for Rand 2.2 billion ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion. See "Item 5. Operating and Financial Review and Prospects--
Overview." In September, 2003, Harmony and ARMgold completed a merger. See "Item 8.
Financial Information -Significant Changes."
In connection with the acquisition of the Free Gold assets, Harmony and
ARMgold entered into a formal joint venture and shareholders' agreement relating to the Free
Gold Company. The agreement provides that Harmony and ARMgold are each responsible for
50% of the expenses associated with operating the Free Gold assets. The FreeGold operations are now wholly-owned by Harmony following the merger with ARMgold which was completed on
September 22, 2003. See "item 8. Financial Information - Significant Changes."
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
On May 2, 2003, Harmony and ARMgold announced details of their 50/50 joint acquisition of a 34.5% stake in Anglovaal Mining Limited ("Avmin"). Based on a value of
R43.50 per share, the transaction is valued at Rand 1.687 billion and was paid for in cash, which was funded by a long term loan from Nedcor Bank, repayable by November, 2004. For a description of current restructuring involving Avmin following the Harmony merger with ARMgold, see " Item 8. Financial Information - Significant Changes."
Australian Operations
Harmony presently conducts Australian operations through three acquired
Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001,
Hill 50, acquired with effect from April 1, 2002 and Abelle, acquired with effect from May 1,
2003.
On December 19, 2000, Harmony announced that it had agreed to purchase
19.99% of New Hampton ordinary shares from Normandy Mining and made an offer for all of the outstanding ordinary shares of New Hampton. The total cash bid valued New Hampton at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or
$28.5 million at an exchange rate of R8.00 per $1.00). This offer closed on July 12, 2001, at which time Harmony had acquired 96.2% of New Hampton's shares and 95% of New
Hampton's warrants. Harmony subsequently completed a compulsory acquisition of the remaining shares and warrants.

On December 11, 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50. The total cash bid valued Hill 50 at approximately A$233 million (R1.419 billion at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50's shares and 98.76% of Hill 50's listed options had accepted Harmony's offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. See "Item 4. Information on the Company--Business--Harmony's Mining Operations--Australian Operations." Harmony financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on February 28, 2002, with Citibank, N.A., as lead arranger. See "Item 5. Operating and Financial Review and Prospects--Credit Facilities and Other Borrowings." In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton's Jubilee operations with Hill 50's New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. With effect from April 1, 2002, Harmony reports the New Hampton and Hill 50 operating results together within an "Australian Operations" segment.
Harmony made its first investment in the Australian gold mining industry in
February 2000, by acquiring a stake in Goldfields (Australia), an independent gold production and exploration company. As of September 2001, Harmony's stake in Goldfields (Australia) was approximately 22.96%. Effective December 31, 2001, Delta Gold Limited, or Delta, completed a merger with Goldfields (Australia). In connection with the merger, holders of Delta shares received 187 Goldfields (Australia) shares in exchange for every 200 Delta shares held. Harmony's stake in Goldfields (Australia) following the merger was diluted to approximately 9.8%. In February 2002, Goldfields (Australia) changed its name to AurionGold Limited. On
May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome's offer to acquire all of Harmony's interest in AurionGold. As a result of this transaction, Harmony obtained a 1.9% interest in Placer Dome which was disposed of during fiscal 2003.

                                On September 25, 2001, Harmony announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares of Bendigo for a total purchase price of  approximately A$50 million (R292 million at an exchange rate of R5.84 per A$1.00, or $22.8  million at an exchange rate of R12.80 per $1.00). On December 13, 2001, shareholders of  Bendigo approved this subscription and Harmony acquired ordinary shares representing  approximately 31.8% of the outstanding share capital of Bendigo. On that date, Harmony was  also granted options to acquire 360 million additional shares of Bendigo at any time before December 31, 2003, at a price of A$0.30 per share for a maximum consideration of A$108 million (R630.7 million at an exchange rate of R5.84 per A$1.00, or $72.2 million). If  Harmony exercises these options, Harmony would own approximately 50.1% of the diluted capital of Bendigo. Bendigo is a single project Australian gold mining development company that controls the New Bendigo Gold Project in the historic Bendigo goldfields. Bendigo controls all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. Bendigo has reported that it is using the funds it received from Harmony's investment in a project with the goal of developing and bringing into production a high grade, mechanized

                             On February 26, 2003, Harmony announced that it would subscribe for new shares in Abelle Limited  ("Abelle") and the intention to make a public offer for ordinary shares and options in Abelle for  A$0.45 per ordinary share and A$0.30 per option. The offer closed on March 26, 2003, and as at June 30, 2003, Harmony owns 87% of Abelle's outstanding shares and 65% of the listed options  which were acquired for a total consideration of $105.4 million. Abelle is an Australian  company listed on the Australian Stock Exchange, with interests in mining and exploration  projects in Australia and Papua New Guinea. From May 1, 2003, Harmony reports the results of  Abelle, together with those of New Hampton and Hill 50 in the "Australian Operations"  segment. See "Item 4. Information on the Company--Business--History" and "Item 4.  Information on the Company--Business--Harmony's Mining Operations--Australian  Operations."

underground mine. Harmony will decide whether to exercise the options mentioned above as soon as a proper evaluation has been carried out of the feasibility study prepared by the Bendigo board on the project. The preparation of the feasibility study and its evaluation is currently in progress, with final reserve estimates expected in late December. The exercise price of the options is currently significantly higher than the levels at which the share price has been trading recently. The board of Bendigo has indicated that they will pursue other funding options should Harmony not exercise its option.

                            In 1998, Harmony acquired its first production facility outside South Africa by purchasing the mining assets in the Bissett area of Manitoba in Canada from the liquidators of the Rea Gold Corporation. Harmony has completed the capital expenditure and development programs required to establish a production unit capable of producing over 65,000 ounces per year on this property. In fiscal 2001, due to the mining operations being uneconomical at then-current gold prices, Harmony decided to suspend production at the Bissett mine, and placed the operations on a care and maintenance program during the quarter ended September 30, 2001. On December 2, 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to San Gold Resources Corporation for C$7.5 million, subject to certain conditions. See "Item 4. Information on the Company--Business-- Mining Operations--Bissett Operations" and "Item 8.  Financial Information Significant Changes."

                              Since the end of the fiscal year, Harmony has merged with ARMgold, a merger that was completed in September, 2003. For a description of the merger and other recent developments since the financial year ended, see below and "Item 8 Financial Information
Significant Changes."

                               On January 21, 2003, Randfontein Estates Limited ("Randfontein"), a wholly-owned subsidiary of Harmony, entered into an agreement with Africa Vanguard Resources
(Proprietary) Limited ("Africa Vanguard"), pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a purchase price of R250 million plus VAT. Randfontein and Africa Vanguard also entered into a Joint Venture
Agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The Agreements were subject to the fulfilment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The
Agreements were implemented, and the initial purchase price of $19 million was paid on
August 15, 2003. For US GAAP purposes, Harmony will not account for this transaction as a sale, but will consolidate the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities, with Harmony as the primary beneficiary of both variable interest enteties.

                               On February 26, 2003, Harmony announced that it had agreed to subscribe for new shares in, and intended to make a public takeover offer for, Australian listed gold producer
Abelle Limited. The offer closed on March 26, 2003 and Harmony acquired 87% of the shares and 65% of the listed options in Abelle. The total consideration payable was A$151 million or
US$98 million. On June 30, 2003, at a share price of A$1.10 per share, our investment was valued at US$127 million. Due to some of the minority shareholders exercising their options,
Harmony's interest was diluted to 84.57% of Abelle shares and 63.18% of Abelle options in the quarter ended September 30, 2003.

Canadian Operations

Strategic Investments

                               On July 15, 2003, Harmony announced that it had entered into an agreement with Anglo South Africa (Pty) Limited ("Anglo SA") whereby it would acquire 77,540,830 ordinary shares in Avgold Limited ("Avgold") or 11.5% of Avgold's outstanding share capital from Anglo SA, in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo SA. The agreement with Anglo provides that should the Company make an offer to acquire the other Avgold shareholders interest, the consideration payable to Anglo will be adjusted to reflect the amounts paid to the other Avgold shareholders.

                                On May 31, 2002, Harmony acquired ordinary shares representing approximately 25% of the outstanding share capital of Highland Gold for a purchase price of $18.9 million. On June 28, 2002, Highland Gold issued 750,000 additional shares to Harmony for a purchase price of $11,925 which increased Harmony's aggregate interest to approximately 32.5% of Highland Gold's outstanding share capital. Highland Gold completed an initial public offering on the Alternative Investment Market of the London Stock Exchange during December 2002. As part of the initial public offering, Harmony subscribed for 2,511,947 Highland Gold ordinary shares for a total consideration of approximately $8 million. Following the completion of the initial public offering, Harmony's aggregate interest in Highland Gold's outstanding share capital was 31.7%. Highland Gold is a company organized under the laws of Jersey, Channel Islands which holds Russian gold mining assets and mineral rights, including an operating mine and development projects. Harmony disposed of its investment in Highland Gold on October 14, 2003, for approximately $119.0 million in cash, and realized a pre tax gain of approximately $92.0 million.

                             On November 22, 2002, Harmony purchased approximately 21.0% of the outstanding share capital of High River for a total purchase price of $14.5 million. High River is a company organized under the laws of Ontario, Canada that is listed on the Toronto Stock  Exchange and holds gold mining assets in Russia, Canada and West Africa, including an interest  in two operating mines in Russia, an agreement to acquire ownership of a development project in  Russia, an ownership interest in an operating mine in Canada and an ownership interest in a development project in Burkina Faso. Harmony disposed of its investment in High River on October 17, 2003, for approximately $22.5 million in cash, and realized a pre tax gain of approximately $7.0 million.

                                On November 7, 2003, Harmony entered into an agreement to dispose of of its wholly-owned subsidiary, Kalgold to The Afrikander Lease Limited ("Aflease") for a total consideration of $39.0 million. The consideration comprised of a cash payment of $19.5 million and the issue by Aflease to Harmony of 25,700,935 ordinary shares in Aflease valued at $19.5 million.

                                 Also on November 7, 2003 Abelle announced that it has entered into negotiations with Legend Mining Limited, whereby Legend has offered to purchase the Gidgee gold project. Legend has made an offer to buy Abelle's 100% legal and beneficial interest in the project for a consideration of A$ 6.5 million (subject to certain adjustments) comprising approximately 600 square kilometers of mining and exploration tenements together with project infrastructure including the CIP gold treatment plant, haul roads and access infrastructure, underground mine and associated infrastructure as well as stockpiles, reserves and resources. The purchase price shall be subject to final adjustment in respect of stores, gold in circuit and environmental bonds. The transaction is conditional on the necessary governmental consents and approvals, including approval of the disposal of the assets by the shareholders of Abelle and Legend within 60 days of acceptance of the offer.

                                  On November 13, 2003, Harmony announced that it reached an agreement in principle with Avmin whereby it would enter into a number of transactions with Avmin. The first transaction involves Harmony acquiring Avmin's 286,305,263 ordinary shares in Avgold, or 42.2% of Avgold's outstanding share capital, in exchange for 28,630,526 new Harmony ordinary shares to be issued to Avmin. Should the acquisition of Avmin's interest in Avgold become unconditional, Harmony will be required to make a mandatory offer to the Avgold minority shareholders on the same terms as which it acquired Avmin's interest in Avgold.

                           Harmony will also dispose of its Kalplats platinum project and associated mineral rights to Avmin, in exchange for 2 million new Avmin ordinary shares to be issued to Harmony. Should all of the above described transactions be consummated as expected, Avgold will become a wholly-owned subsidiary of Harmony. Harmony and Avmin will have cross shareholdings in each other whereby Harmony will own a 20.1% interest in Avmin, and Avmin will own a 22.2% interest in Harmony.
On December 2, 2003 Harmony announced its intention to sell Bissett to San
Gold Resources Corporation (San Gold) for C$7.5 million. The terms of a letter of intent stated
that there is a 90-day option and due diligence period. During this period, 3 payments of
$50,000 will be made at intervals of 2, 30 and 60 days, with the first payment having been completed. At the end of the three month period, San Gold can complete the transaction by paying the Company C$3.5 million in cash and C$4 million either in cash or by an issue of San
Gold shares.
Strategy
Harmony is an independent growth oriented company in the gold production business and is distinguished by the focused operational and management philosophies that it employs throughout the organization. Harmony's growth strategy is focused on building a leading international gold mining company through acquisitions, organic growth and focused exploration. Harmony is currently expanding in South Africa and Australia, building on
Harmony's position as a leading cost-effective South African gold company in order to enhance
Harmony's position as one of the world's premier international gold producers. During fiscal
2003, Harmony also invested funds in mining opportunities in Russia and Papua New Guinea.
The international and South African gold mining industries have been in the recent past and continue to be affected by structural and investment trends moving toward the consolidation of relatively smaller operations into larger, more efficient gold producers with lower, more competitive cost structures. This consolidation enables gold producers to be more competitive in pursuing new business opportunities and creates the critical mass (measured by market capitalization) necessary to attract the attention of international gold investment institutions. Harmony's current strategy is predominantly influenced by these investment trends, which have already resulted in significant restructuring and rationalization in the South African,
Australian and North American gold mining industries. Harmony believes these trends will continue to lead to significant realignments in the international gold production business.
Harmony intends to continue to participate in the South African and international restructuring activity to continue to achieve its growth objectives.
Since undergoing a change in management in 1995, Harmony has employed a successful strategy of growth through a series of acquisitions and through the evolution and implementation of a simple set of management systems and philosophies, which Harmony refers to as the "Harmony Way," and which Harmony believes are unique in the South African gold mining industry. A significant component of the success of Harmony's strategy to date has been its ability to acquire under performing mining assets, mainly in South Africa, and in a relatively short time frame to transform these mines into cost-effective production units. The execution of
Harmony's strategy between fiscal 1995 and fiscal 2003 has resulted in the growth of Harmony's annual gold sales from approximately 650,000 ounces to approximately 2.4 million ounces.

This includes Abelle's sales for two months which excludes Harmony's 50% interest in the Free Gold Company. From June 30, 1995 to June 30, 2003, Harmony has reduced weighted average cash operating costs from approximately $341 per ounce to approximately $252 per ounce. See "Item 5. Operating and Financial Review and Prospects--Exchange Rates" and "Item 5. Operating and Financial Review and Prospects-- Results of Operations--Years ended June 30, 2003 and 2002--Costs." Harmony has also expanded its proven and probable ore reserve base and, as at June 30, 2003, Harmony's mining operations reported total proven and probable reserves of approximately 50.0 million ounces, which includes Abelle and ounces attributable to Harmony's 50% interest in the Free Gold Company.
Although Harmony's primary focus has been on pursuing growth through the acquisition of producing mines, Harmony has also addressed growth through the recent expansion of its exploration activities. Harmony currently maintains a range of focused exploration programs mainly concentrating on areas not too distant from its operating mines.
Harmony has also embarked on several focused gold exploration initiatives in prospective regions where it does not yet produce gold. In addition, in light of the increase in the market price of gold in fiscal 2002 and 2003, it has become relatively more attractive for Harmony to pursue organic growth in South Africa, including greenfield and brownfield developments.
Harmony is managed according to the philosophy that its shareholders have invested in Harmony in order to own a growth stock which will also participate in movements in the gold price. Accordingly, Harmony has consistently maintained a policy of generally not hedging its future gold production. Harmony's policy is to eliminate any hedging positions existing within the companies that it acquires as soon as opportunities can be created to do so in sound, commercially advantageous transactions. There may, however, be instances where certain hedge positions in acquired companies need to be kept in place for contractual or other reasons.
The major components of Harmony's strategy include:
Continuing to implement Harmony's unique management structure and philosophy.
Harmony implements a simple set of management systems and philosophies, which Harmony refers to as the "Harmony Way", and which it believes are unique to the South
African gold mining industry. This "Harmony Way" is underpinned by the following concepts:
  Empowered management teams. At each mining site Harmony has established small, multi-disciplinary, focused management teams responsible for planning and implementing the mining operations at the site. Each of these teams is accountable for the results at its particular site and reports directly to Harmony's executive committee.
  Active strategic management by the Board. Annual operational goals and targets, including cost, volume and grade targets are established in consultation with the Harmony's executive committee for each mining site. Each management team develops an operational plan to implement the goals and targets for its mine site. Harmony's executive committee reviews and measures the results at each mining site on a regular basis throughout the year.
  Increased productivity. Gold mining in South Africa is very labor intensive with labor accounting for approximately 50% of Harmony's costs. To control these costs, Harmony structures its operations to achieve maximum productivity with the goal of having 60% of Harmony's workforce directly engaged in stoping, or underground excavation, and development rock breaking activities. In addition, Harmony has implemented productivity-based bonuses designed to maximize
productivity.
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
Harmony has implemented the "Harmony Way" at its original mining operations and at each mining property Harmony has acquired since 1995, and is currently implementing the "Harmony Way" at the Australian operations acquired through the acquisitions of New
Hampton and Hill 50. By implementing this process, Harmony generally has been able to reduce costs significantly while increasing production and extending mine life. Harmony and ARMgold share similar management philosophies, which Harmony took into consideration in deciding on the merger with ARMgold, which was completed in September, 2003. The Free Gold Company has begun implementing measures to reduce costs while increasing production and extending mine life, in a manner that Harmony believes is consistent with the "Harmony Way."
Growing through acquisitions in South Africa and internationally.
Harmony's acquisition strategy in South Africa has been, and will continue to be, mainly to pursue mature, under performing gold mining operations in which it believes it can successfully introduce the "Harmony Way" to increase productivity, reduce costs and extend mine life. The advantage to acquiring mature, under performing operations is that they tend to be cheaper to acquire and, particularly for underground operations, much of the required capital expenditure has already been made. Harmony's corporate strategy with respect to acquisition targets is as follows:
  to make acquisitions in addition to pursuing greenfield and brownfield developments when it is economical to do so;
  to acquire mature assets with turnaround potential;

  to acquire assets that fit Harmony's management model; and
  to acquire assets that enhance Harmony's overall resource base.
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
South Africa.
Outside of South Africa, Harmony intends to leverage the broad gold mining experience it has gained through acquisitions and existing operations. Through Harmony's existing operations, Harmony has gained extensive underground mining experience. Harmony has also gained extensive experience in surface mining by open cast methods through its acquisition of Kalgold and the open cast operations of Randfontein, New Hampton and Hill 50 and in mechanized mining of greenstone orebodies through Harmony's acquisitions of Bissett ,
New Hampton and Hill 50. These types of mining are more typical outside of South Africa.
Harmony believes that these skills should position it to be able to pursue a broad range of acquisition opportunities. Harmony continues to explore new business opportunities both inside and outside of South Africa. Harmony may in the future pursue additional suitable potential acquisitions in South Africa or internationally.
Expanding Harmony's exploration and development activities to increase its reserve base.
Traditionally, like most other major South African gold producers, Harmony has not focused much of its efforts on greenfield exploration. With the acquisition of Kalgold,
Harmony acquired potentially valuable exploration rights and an active exploration capability in
South Africa. Harmony acquired further exploration rights and an active exploration program in
Australia through the acquisitions of New Hampton and Hill 50. Harmony intends to continue to support and expand these activities as another important avenue for increasing the size of its reserve base. Exploration projects involve material risks and uncertainties, however, and
Harmony cannot be sure these projects will be successful. See "Item 3. Key Information--Risk
Factors--To maintain gold production beyond the expected lives of Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery."
In addition, in light of the increase in the market price of gold in fiscal 2002 and
2003, it has become relatively more attractive for Harmony to pursue organic growth in South
Africa, including greenfield and brownfield developments. Harmony is engaging in, and investigating possibilities for, organic growth through targeted development projects. Harmony is pursuing substantial projects to deepen the Elandskraal operations and improve the Masimong shaft system. See "Item 4. Information on the Company--Harmony's Mining Operations--
Elandskraal Operations," "Item 4. Information on the Company --Harmony's Mining
Operations--Randfontein Operations," "Item 4. Information on the Company --Harmony's
Mining Operations--Free State Operations" and "Item 4. Information on the Company --

Harmony's Mining Operations--Evander Operations." Harmony is also currently conducting feasibility studies for shallow and medium-depth capital projects in the vicinity of Harmony's existing Randfontein and Evander operations and has commenced an advanced feasibility study to evaluate the Kalplats platinum group metals project described in "Item 4. Information on the
Company--Business--Exploration." In evaluating and pursuing these projects, Harmony's goal is to achieve organic growth in South Africa. Capital development projects of this type involve material risks and uncertainties, however, and Harmony cannot be sure its development efforts will be successful. See "Item 3. Key Information--Risk Factors--To maintain gold production beyond the expected lives of Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery."
Hedge Policy
As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. As a result of this policy,
Board approval is required when hedging arrangements are to be entered into to secure loan facilities. Any change to this policy requires ratification by the Board. Currently, Harmony's hedge book is managed by a risk and treasury management services company, which is a joint venture between a major South African bank and a black economic empowerment company.
Harmony does not trade in derivatives for its own account. In the past three years, there have been two instances in which Harmony has made use of gold price hedges:
Harmony's forward sale of a portion of the production at Bissett at a set gold price and, more recently, put options relating to 1 million ounces of Harmony's production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk."
A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge positions, including closing forward sale contracts and call options covering a total of 490,000 ounces and forward purchases covering a total of 200,000 ounces. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk."
In addition, a substantial proportion of the production of both New Hampton and
Hill 50 was already hedged when acquired by Harmony. These hedge agreements were accounted for as speculative contracts. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony reduced New Hampton's hedge book by over 900,000 ounces. In fiscal 2002, Harmony combined and restructured the overall hedge portfolio of Harmony's
Australian operations (including New Hampton and Hill 50) to normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to agreed-upon prices. During fiscal 2003, a significant portion of the inherited hedge books of both New Hampton and Hill 50 were closed out at a cost of Rand 69 million (U.S.
dollar 8 million). Due to the close out of this significant portion of the hedge portfolio, the remaining hedge agreements were classified as speculative contracts for accounting purposes and the marked-to-market movements in these contracts are reflected in the income statement.
As of September 30, 2003, the resulting hedge portfolio covered 860,000 ounces over a seven-year period at an average strike price of A$517 per ounce ($351 at an exchange rate of
A$0.68 per $1.00). Harmony has reduced the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements as well as through the close out of these hedge agreements. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk."
In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations' planned production for calendar 2002. Harmony fixed the Rand-
U.S. dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. These forward exchange contracts expired on December 31, 2002, and were not renewed. Harmony has not renewed or entered into any forward exchange contracts since then.
See "Item 5. Operating and Financial Review and Prospects--Market Risk--Foreign Currency
Sensitivity."
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
operations.
  Access to the orebody. In Harmony's underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. In Harmony's open pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.
  Mining the orebody. The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned and the ore is transferred to the transport system. In open pit mines, gold-bearing material may require drilling and blasting and is usually collected by bulldozers or shovels to transfer it to the ore transport system.

In Harmony's underground mines, once ore has been broken, train systems collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps.
In open pit mines, ore is transported to treatment facilities in large capacity vehicles.
Processing
Harmony currently has fourteen metallurgical plants that treat ore to extract the gold. The Elandskraal, New Hampton and Hill 50 acquisitions resulted in the acquisition of two plants each. In addition, there are three metallurgical plants within the Free Gold assets. The principal gold extraction processes used by Harmony are carbon in leach, or CIL, carbon in pulp, or CIP, and carbon in solution, or CIS, although Harmony also has an old filter plant processing low grade waste rock.
The gold plant circuit consists of the following:
  Comminution. Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment.
Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod and tube and ball mills. Harmony's more modern milling circuits include semi or fully autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment.
  Treatment. In most of Harmony's metallurgical plants, including the plants within the Free Gold assets and at Hill 50, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL, CIP or CIS process. In addition, each of Harmony and the Free Gold
Company has one metallurgical plant that uses the zinc precipitation filter process to recover gold in solution. Harmony's Saaiplaas plant also used the zinc precipitation filter process prior to fiscal 2002, but it was converted to the CIS process during fiscal 2002. During fiscal 2003, however, the Saaiplaas plant was converted to the CIL process thereby lowering costs and improving extraction efficiency. Harmony will consider a similar conversion for the remaining Harmony zinc precipitation plant depending on the properties of the materials to be processed.

Gold in solution from the filter plants is recovered using zinc precipitation.
Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Because cathode sludge produced from electro-winning is now sent directly to Harmony's refinery, most of the plants no longer use smelting to produce rough gold bars (dor). Harmony's zinc precipitation plant, however, and the zinc precipitation plant used by the
Free Gold Company continue to smelt precipitate to produce rough gold bars. These bars are then transported to Harmony's refinery, which is responsible for refining the bars to a minimum of good delivery status.

Harmony operates the only independent gold refinery in South Africa. In fiscal 2003, approximately 85% of Harmony's South African gold production was refined at Harmony's refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In April 2002, Harmony sold its ownership interest in the Rand Refinery back to the Rand Refinery.
Harmony received approximately Rand 6.4 million ($0.6 million at an exchange rate of R10.66 per $1.00) from this sale.
Harmony produces its own branded products at its refinery, including various sizes of gold bars. This has allowed Harmony to sell to markets such as India, the Middle East and East Asia. Harmony's refinery supplies gold alloys and associated products to jewelry manufacturers in South Africa and internationally. In fiscal 2001, Harmony expanded refining capacity from 40 tons per year to 100 tons per year. In fiscal 2002, Harmony further increased refinery capacity to 120 tons per year. Harmony spent approximately Rand 10.1 million ($1.1 million) on capital expenditures at its refinery in fiscal 2003. Harmony has budgeted Rand 1.3 million ($0.2 million) to complete refinery expansion and upgrades in fiscal 2004.
The South African government has emphasized that the production of value-
added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in "Item 4. Information on the Company--
Regulation--Mineral Rights." Harmony's beneficiation initiatives have benefited from the expansion and improvement of Harmony's refinery. Harmony supports jewelry ventures in
South Africa, including providing facilities for a jewelry school and, in fiscal 2002, Harmony acquired rights to manufacture and distribute a range of jewelry based on the "Lord of the Rings"
trilogy in South Africa, the United States and Canada. On December 11, 2002, Harmony and
Mintek, a South African government research and development organization, signed a memorandum of understanding to create Musuku Beneficiation Systems, or Musuku, an integrated manufacturing and technology group focusing on the beneficiation of precious metals.
Musuku will provide management, operational and technical services to integrate value-added processes into the gold mining industry. A black empowerment company has also been approached to join Musuku and the parties involved are in the process of negotiating the provisions of the shareholders' agreement.

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
The Mining Charter described in "Item 4. Information on the Company--
Regulation--Mineral Rights" establishes a policy of according preferred supplier status to enterprises controlled by members of historically disadvantaged groups when those enterprises are able to offer goods and services at competitive prices and quality levels. Harmony believes that its procurement policy is consistent with this policy.
Harmony's Management Structure
As part of the "Harmony Way," Harmony structures its mining operations in a way that it considers to be unique in the South African gold mining industry. Harmony's operational structure is based on small empowered management teams at each production site, which may include one or more underground mine shafts or open cast sites. These management teams are fully responsible for planning and executing the mining at the production site and report directly to Harmony's Executive Committee. Each management team consists of an ore reserve manager, a mining manager, a financial manager, an engineering manager and a human relations manager. Each member of the management team has an individual area of responsibility: the mining manager is responsible for rock breaking and safety; the ore reserve manager is responsible for geology and ore reserves; the financial manager is responsible for financial management; the engineering manager is responsible for maintaining equipment; and
the human relations manager is responsible for manpower issues. One of the managers is appointed as the team captain. Financial incentives are provided for the production team at each site based on the production and efficiency at the site.
Placing management power at the level of the actual production sites has resulted in greater flexibility, innovation and quicker decision-making than the more traditional management structures at South African gold mines. It also means that Harmony operates without multiple levels of management. This contributes to decreased overhead costs, which has a positive impact on the payable portion of Harmony's mineral resources. In addition, the reduced management structure is important in facilitating Harmony's goal of having 60% of its work force being directly involved in actual mining as opposed to the industry standard of 40%.
Harmony believes that this initiative has resulted in increased productivity.

In addition, on October 2, 2002, Harmony and the United Association of South
Africa signed an agreement to redefine the traditional role of shift boss, or supervisor, to that of a coach. This initiative, which Harmony has implemented at its South African operations, re-
aligns features of Harmony's operational-level organization. The principal features of this initiative are to allow coaches to focus on safety promotion by transferring line supervision duties to the mine overseers (whose technical expertise will be available to blasting crews) and changing the compensation structure so that coaches will not receive incentive compensation based on production levels. In addition, coaches spend the entire eight-hour working shift underground with the mining team, in contrast with the four hours shift bosses typically spent with the mining team. Harmony believes that this initiative will promote a safe production environment for the blasting crew and enhance career development for previously disadvantaged individuals.
Exploration
Harmony conducts exploration activities by itself or with joint venture partners.
Harmony's prospecting interests in South Africa measure approximately 382,000 hectares.
Harmony's Australian operations also control prospecting interests, as described below. In addition to ongoing mine site exploration, Harmony has a program of investment in regional exploration. The exploration strategy on these greenstone belts uses geological, geophysical and geochemical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold deposits typically occur as clusters.
Harmony spent approximately Rand 75 million, excluding contributions from joint venture partners, on exploration in fiscal 2003. During 2003, the bulk of exploration expenditure was allocated to activities in Australia, South Africa and Peru with subordinate expenditure in Asia, East Africa, West Africa and Madagascar. In fiscal 2004, Harmony intends to carry out exploration in South Africa, West Africa, East Africa, Australia, Peru and Papua
New Guinea.
During the 2003 fiscal year, a joint venture agreement was signed with a private
Malagasy company whereby Harmony would earn equity in five project areas in Madagascar through phased exploration expenditure. Gold mineralization, as evidenced from intensive artisinal mining operations, in extensive shear zone systems were sampled through a systematic trenching program. Gold grade continuity and tenor was insufficient to meet Harmony's'
investment criteria and the joint venture was subsequently terminated.
Harmony's exploration activity in Asia, West Africa and East Africa was restricted to project generation and reconnaissance sampling. Site visits and negotiations with potential joint venture partners are ongoing.
Harmony's Australian operations conduct prospecting at various sites within their exploration mineral right areas, which include various types of property rights recognized in
Australia covering a total area of approximately 298,355 hectares (737,250 acres). Harmony's exploration strategy in Australia includes exploration on greenstone belts using aeromagnetics, ground magnetics, geochemical, regolith and geotechnical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold mineralization typically occurs. Thereafter, promising targets are drilled to test geological structures and establish the presence of gold mineralization. Should this process be successful in discovering ore, the deposits are then drilled and sampled systematically to determine ore reserves and metallurgical characteristics. Exploration of priority targets within Harmony's holdings, continued to be the focus of regional exploration over the 2003 fiscal year.
In December 2001, Harmony acquired a 31.1% stake in Australian-listed Bendigo
Mining NL, an Australian listed company that controls a large tenement holding in the Bendigo goldfield of Victoria (Australia). It has been estimated that 17 million ounces of gold have historically been produced from numerous reefs in the Bendigo goldfield. Bendigo Mining management consider that the goldfield has the potential to host a further 12 million ounce resource below the historic mine workings. The coarse grain size and erratic distribution of the gold in the Bendigo reefs ("nugget effect") precludes the use of drilling as a reliable reserve definition tool. During 2003, a production size decline was sunk to access several reefs that had previously been defined by drilling. The objective was to establish ore-body geometry and grades as well as to gain further confidence in the proposed mining methods and process metallurgy. Bendigo's management have announced that nine of the seventeen targeted reefs had been evaluated by August 2003. The feasibility study is well advanced and it is envisaged that the Bendigo board will soon consider its options with regard to mine development.
Following the acquisition of Hill 50, Harmony is integrating Hill 50's exploration programs on the properties south of Kalgoorlie with New Hampton's programs in that area.
These programs involve exploration on a combination of freehold title and mineral leases forming an east-west belt extending from Lake Roe to Coolgardie, south of Kalgoorlie. The tenements span a number of geological domains including the Kalgoorlie-Kambalda Belt and the
Boulder-Lefroy structure, the Zuleika Shear, the Coolgardie Belt and the Yilgarn-Roe structures.
A comprehensive structural-geological and regolith-geochemical review was completed in
July 2001 for the Southeast Goldfields area. This review outlined priority targets within
Harmony's holdings, which were the focus of regional exploration over the 2002 fiscal year and continued to be the focus of regional exploration during the 2003 fiscal year. Hill 50's exploration has also continued to focus on brownfield and greenfield opportunities at Mt. Magnet and on regional targets in the Yalgoo tenements, which comprise approximately 35,800 hectares
(88,464 acres) located approximately 70 kilometers southwest of Mt. Magnet.
Through the Hill 50 transaction, Harmony also acquired two development projects in the Northern Territory of Australia: the Maud Creek project and the Brocks Creek project. Maud Creek is an advanced greenfield project based on a recent discovery located close to the historic Yeuralba gold field in the Pine Creek district. The Maud Creek project faces a metallurgical risk associated with the extraction of gold from the ore. The Maud Creek orebody is partially refractory in nature and specific (yet to be finalized) ore processing routes would be required to liberate the gold. The contemplated processes are expected to result in higher capital and operating costs, but are not expected to involve significant technical risk. Brocks Creek is an effort to bring mines formerly operated by AngloGold back into production. The Brocks Creek area includes shallow open pits located at Rising Tide, and rights to develop the underground
Zapopan and Cosmo Deeps sites. In fiscal 2004, Harmony expects to maintain the current combined levels of exploration at New Hampton and Hill 50, at a total expenditure of approximately Rand 70 million ($8 million).

On February 26, 2003 Harmony made an offer to subscribe for new shares as well as a public offer for the ordinary shares and options in Abelle Limited. Abelle owns 100% of the
Morobe and Wafi deposits in Papua New Guinea. The Morobe project has an estimated mineral resource of 73.9 million tons at 2.2 grams per ton gold and 30 grams per ton silver for 5.2 million ounces of gold and 71 million ounces of silver. A feasibility study completed by Lycopodium of
Australia in October 2002 envisaged a single open pit containing 2.8 million ounces of gold and
48 million ounces of silver. A new feasibility study is currently being completed and a decision is expected in early 2004 once the results of the study have been considered. The Wafi project is situated 60 kilometers from Morobe and is an advanced exploration project. Wafi consists of two deposits situated 1 kilometer apart. The Golpu deposit is a porphyry copper-gold deposit. The resource estimate for Golpu is 100 million tons at 1.3% copper and 0.6 grams per ton gold for
1.3 million tons of copper and 2.3 million ounces of gold. The second deposit (the Wafu gold deposit) is a high sulphidation gold deposit that contains an inferred resource of 53.3 million tons at 2.5 grams per ton for 4.3 million ounces gold. A 5,000m diamond drill program is currently underway at the recently discovered, high grade "link zone" of the Wafi gold deposit.
During 2003, Harmony continued to evaluate numerous projects in Peru. Two joint venture agreements were entered into with local partners, whereby Harmony could earn-in to prospective projects by undertaking phased exploration expenditure. Both of the projects are focused on areas with demonstrated potential to host epithermal gold mineralization. Analytical results from the first of the projects suggested that it was unlikely to reach Harmony's investment criteria and the joint venture was terminated. While drilling of the second project has been completed, the analytical results have not yet been received. A decision regarding future involvement in the project is expected to be made when those results have been considered. In addition to these joint ventures, Harmony has undertaken a comprehensive target generation program in Peru. New projects generated by this program, and currently under negotiation, shall form the focus of an accelerated exploration program in 2004.
With the exception of the Burnside Joint Venture, which Hill 50 and Northern
Gold NL formed in March 2002 to develop the Brocks Creek project, Harmony's exploration and development projects are wholly-owned.
In South Africa, exploration has been focussed on gold and platinum group metal
(PGM) mineralization within the Kraaipan greenstone belt of the Northwest Province.
Systematic aircore sampling of the largely sand covered Kraaipan greenstone belt has identified numerous gold and platinum anomalies that remain to be drill-tested.
During the course of gold prospecting in the Kraaipan greenstone belt in late
2000, Harmony discovered promising deposits of open pittable platinum and palladium mineralization and is currently conducting a detailed evaluation of the economic potential of this discovery, known as the Kalplats platinum group metals project, or Kalplats. The mineralization occurs in seven separate bodies with strike lengths ranging between 500 meters and 1,000 meters and additional discoveries are likely. Exploration activities to date have revealed mineralized widths that range from 15 meters to 45 meters with average grades of platinum plus palladium running at between 1.3 and 2.5 grams per ton. Higher grade zones with approximate widths of 2 to 5 meters and with grades of up to 4 to 6 grams per ton occur within some of these mineralized bodies. Harmony estimates the ratio of platinum to palladium is about 1 to 1. Drilling on two of the four deposits has been completed on sectioned lines spaced 50 meters apart with reef intersection at depths ranging from 4 meters to 180 meters below surface. Wider drill spacing of between 100 to 200 meters has been completed on the other two deposits. As of September,
2003, 456 reverse circulation percussion boreholes and 75 diamond core boreholes (representing a combined total of 42,000 meters of drilling) had been completed. Metallurgical test work to date has indicated poor flotation recoveries (6064%) for the lower grade (1.02.0 grams per ton) mineralization, but higher recoveries (7580%) for the higher grade (2.55.0 grams per ton)
mineralization using a two-stage mill-float circuit in combination with magnetic separation. The pre-feasibility study, which was completed in August 2002, concluded that the economic viability of the project depends on selectively mining the higher grade reef zones (of 2 to 3 grams per ton of total precious metals) using open pit methods, sustained platinum and palladium markets and platinum and palladium recoveries being higher than 70%. During the first quarter of fiscal 2003, the Board approved Rand 25 million ($2.9 million) for further exploration/evaluation drilling and metallurgical test work. This phase also included the development of a box cut and the collection of a 550 ton bulk sample for pilot plant scale metallurgical testing. The ore sample was collected at a depth of approximately 40 meters below surface, with additional sampling of the various reefs under different weathering conditions as the box cut advanced. Pilot plant test results confirmed earlier bench-scale metallurgical test work in terms of concentrate grades and recoveries. Currently a more advanced feasibility study is in progress that will be completed by by the end of the 2003 calendar year.
Harmony is considering various options regarding the platinum and palladium deposits and numerous parties have expressed an interest in the project. Harmony estimates that net expenditures of approximately Rand 300 million ($34.3 million) would be required to develop Kalplats into an open pit mine producing platinum and palladium concentrate by flotation. On a simplistic basis, Harmony estimates that the Kalplats mineralization may be sufficient to conduct open pit mining over a period of approximately ten years, at a rate of approximately 90,000 ounces of platinum group metals per year. However, these figures are based on assumptions related to the current feasibility studies and testwork, and Harmony cannot be sure that development at Kalplats would lead to a commercially viable mining operation. See
"Item 3. Key Information--Risk Factors--To maintain production beyond the expected lives of
Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery." In addition,
Harmony believes that there may be opportunities to acquire South African platinum industry assets within the next two to three years; however, no assurance can be made that Harmony will find suitable acquisition targets, or successfully integrate them into Harmony's operations. See
"Item 3. Key Information--Risk Factors--Harmony's strategy depends on its ability to make additional acquisitions" and "Item 3. Key Information--Risk Factors--Harmony may
experience problems in managing new acquisitions and integrating them with its existing operations."
Capital Expenditures
Capital expenditures, including the non-cash portion, incurred for fiscal 2003 totaled approximately $209 million, compared with $59.0 million for fiscal 2002 and $52.5 million for fiscal 2001. The focus of Harmony's capital expenditures in recent years has been underground development and plant improvement, upgrades and acquisitions, and management currently expects this focus to continue in fiscal 2004. The increase in capital expenditures in fiscal 2003 compared with fiscal 2002 was due to the acquisition of Abelle in March 2003 and the developments of projects such as Tshepong and Bambanani.  The increase in capital expenditures in fiscal 2002 compared with fiscal 2001 was largely due to the inclusion of expenditures for the development of the shaft deepening project at Elandskraal for the full fiscal year and increased capital expenditures at Harmony's Australian operations (primarily Big Bell and the Jubilee portion of the South Kalgoorlie operations). This increase in capital expenditure was partially off-set by reduced capital expenditure at the Free State and Randfontein and the placement of Bissett on a care and maintenance program. Harmony has budgeted approximately $117 million for capital expenditures in fiscal 2004. Details regarding the capital expenditures for each operation are found in the individual mine sections under
"Business--Harmony's Mining Operations." Harmony currently expects that its planned capital expenditures will be financed from operations and existing cash on hand. However, if Harmony decides to expand major projects such as the Poplar Project and the Rolspruit Project at Evander
beyond its current plans, Harmony may consider alternative financing sources described below.
See "Item 4. Information on the Company--Business--Harmony's Mining Operations--
Evander Operations."
Description of Property
Harmony's operational mining areas in South Africa comprise the Free State operations of 58,249 acres, the Evander area of 97,926 acres, the Randfontein area of 41,026 acres, the Kalgold area of 5,259 acres
1
, the Elandskraal areaof 22,864 acres and Harmony's
interest in the Free Gold Company's total area of 35,582 acres. Harmony's operational mining areas (granted tenements) in Australia comprise the combined Mt. Magnet - Big Bell area of
252,114 acres, the South Kalgoorlie area of 222,647 acres, the Gidgee project area of 140,109 acres
2
and active holdings in the Northern Territory that total 288,083 acres. The Bissett area in
Canada totals 1,083 acres.
3
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
The following pages contain maps of Harmony's South African and worldwide operations and interests.
1
Harmony entered into an agreement to dispose of its Kalgold operations after the end of the 2003 financial year for a consideration of R275 million. See
"Item 8. Financial Information Significant Changes."
2
On November 7, 2003, Abelle announced the sale of the Gidgee gold mine for a sum of A$6.5 million subject to final adjustments.
3
On December 2, 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to San Gold
Resources Corporation for C$7.5 million, subject to certain conditions.

Highland Gold
Bisset
Papua New Guinea
Hill 50
Bendigo
South Kalgoorlie
Mount Magnet
Kalgold
Elandskraal
Randfontein
Evander
Free State
Free Gold

WORLDWIDE OPERATIONS

SOUTH AFRICA
BOTSWANA
MAFIKENG
KALGOLD
RANDFONTEIN
ELANDSKRAAL
EVANDER
SPRINGS
ARMgold ORKNEY
KLERKSDORP
VRYBURG
SCHWEIZER-RENEKE
FREEGOLD
ARMgold FREESTATE
HARMONY FREESTATE
WELKOM
VIRGINIA
LEGEND
Witwatersrand Basin defined by the distribution of rock types belonging to the West Rand & Central Rand Groups
Harmony Gold Mines
0
50
100
kilometres
ANGOLA
ZAMBIA
NAMIBIA
ZIMBABWE
BOTSWANA
MOZAMBIQUE
SOUTH AFRICA
LESOTHO
SWAZILAND
Pretoria
Durban

Geology
The major portion of Harmony's South African gold production is derived from mines located in the Witwatersrand Basin in South Africa. The Witwatersrand Basin is an
elongate structure that extends approximately 300 kilometers in a northeast-southwest direction and approximately 100 kilometers in a northwest-southeast direction. It is an Archean sedimentary basin containing a 6 kilometers thick stratigraphic sequence consisting mainly of quartzites and shales with minor volcanic units.
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
The majority of Harmony's South African gold production is derived from auriferous placer reefs situated at different stratigraphic positions and at varying depths below surface in three of the seven defined goldfields of the Witwatersrand Basin.
Harmony's production from the Australian operations is sourced from Archaean greenstone gold deposits. These types of deposits are formed by the interaction of gold-bearing hydrothermal fluids with chemically or rheologically suitable rock types. The hydrothermal fluids are typically focused along conduits termed shear zones. The nature of the shear zone and the host rock determines the style of the mineralization, which may be narrow veins with high gold grades or wide disseminated mineralization with low-medium grades. Frequently the two styles occur together.
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

The JSE requires that all gold mining companies listed on the JSE must report ore reserves on the basis of the South African Mineral Resource Committee code of practice, or
SAMREC. In accordance with this ruling, Harmony has recalculated its ore reserves. As at
June 30, 2003, all of Harmony's ore reserves for South African operations are reported on the basis of SAMREC. In addition, the ore reserve information for Harmony's Australian operations is reported on the basis of the Australian Code for Reporting of Mineral Resources and Ore
Reserves, or JORC Code. The JORC Code is consistent with SAMREC, although the JORC code focuses more specifically on open cast mining, which is more common in Australia. Only the reserves which qualify as proven and probable reserves for purposes of the SEC's industry guide number 7 at each of Harmony's mining operations are presented in this annual report. See
"Glossary of Mining Terms."
As at June 30, 2003, Harmony's mining operations reported total proven and probable reserves of approximately 50.0 million ounces, which includes Abelle and ounces attributable to Harmony's 50% interest in the Free Gold Company, as set forth in the following table:
Ore reserve statement as at June 30, 2003
Operations
Proven Reserves
Probable Reserves
Total Reserves
Gold sales
in the fiscal
year ended
June 30, 2003
1
Tons
(million)
Grade
(oz/ton)
Gold oz
2
(million)
Tons
(million)
Grade
(oz/ton)
Gold oz
2
(million)
Tons
(million)
Grade
(oz/ton)
Gold oz
2
(million) (oz)
S.A.
Underground
Elandskraal
18.58           0.22                4.04             25.40               0.24               6.09            43.98
0.23                 10.13
347,276
Free
State
29.01           0.13                3.90             24.08                0.13               3.22           53.09
0.13                   7.12
538,990
Randfontein
18.87           0.14                2.71             10.21                0.15               1.48           29.08
0.14                   4.20
454,917
Evander
11.54           0.19                2.21             66.24                0.21             13.65           77.79
0.20                 15.86
360,184
Free Gold assets
3
13.27           0.23                3.05             32.09                0.20               6.53           45.36
0.21                   9.58
533,282
Total S.A.
Underground
91.27           0.17              15.91           158.03                0.20             30.97         249.30             0.19                 46.89          2,234,649
S.A.
Surface
Elandskraal
-
-
-
1.32                0.02              0.02             1.32
0.02                   0.02
19,323
Free
State
14.78            0.01              0.15
4.65               0.02               0.07           19.43
0.01                   0.22
24,209
Randfontein
35.45            0.02              0.53
-
-
-           35.45
0.02                   0.53
36,973
Kalgold
(open
cast)                8.34             0.06              0.50
0.13               0.04               0.01             8.47
0.07                   0.51
74,590
Free Gold assets
3
1.80            0.02              0.03               11.27               0.02               0.17           13.07
0.02                   0.20
44,432
Total
S.A.
Surface
60.37            0.02              1.22               17.37               0.02               0.27           77.74
0.02                   1.48
199,527
Australian Operations
4
Gidgee
0.13
0.12
0.02
0.25
0.22
0.05
0.38
0.18
0.07
11,534
Big Bell
0.85
0.09
0.07
1.13
0.05              0.05
1.98
0.07
0.12              132,579
Mt. Magnet
3.64
0.05
0.15
6.91
0.15              0.94
10.55
0.11
1.09              182,690
South Kalgoorlie
5
1.85              0.09
0.15                  1.87
0.10              0.17
3.72
0.10
0.32              182,851
Total Australian
Operations                                    6.47
0.06
0.39
10.16
0.12              1.21
16.63
0.10
1.60              509,654
TOTAL
158.11               0.11            17.52             185.56              0.17            32.45          343.67           0.15                49.97
2,943,830
1 Includes sales from Gidgee for 2 months from May 1, 2003 and sales attributable to Harmony's interest in the Free Gold assets.
2 "Gold oz" figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades.
Metallurgical recovery factors have not been applied to the reserve figures. Approximate metallurgical recovery factors are set forth below.
3 Includes 50% of the reserves from the Free Gold assets, representing Harmony's equity interest in the Free Gold Company.
4 Includes reserves from underground and surface mining at each of the Australian operations.
5 The South Kalgoorlie operations include Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 transaction.

The numbers shown in the table above are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: (a) Elandskraal 95.6%; (b) Free State 95%;
(c) Randfontein 96.5%; (d) Evander 96.7%; (e) Kalgold 85%; (f) the Free Gold assets 97%;
(g) Big Bell 86%; (h) Mt. Magnet 93%; (i) South Kalgoorlie 92%; and (j) Bissett 91%. A gold price of Rand 93,000 per kilogram was applied in calculating the ore reserve figures. The gold price on December 4, 2003 was approximately R
81,526
per kilogram. Harmony's standard for
sampling with respect to both proven and probable reserve calculations for underground mining operations at Elandskraal, Free State, Evander, Randfontein and the Free Gold assets is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. Harmony's standard for sampling with respect to both proven and probable reserves at its Australian underground operations include sampling development drives and crosscuts at intervals of up to 4 meters, drilling fans of diamond drill boreholes with a maximum spacing of 20 meters in any orientation within the ore bodies, and assaying core at 1 meter intervals. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand) for which random sampling is used. Australian surface operations are sampled on diamond drill and reverse circulation drill spacing of no more than 20 meters on average. Bissett operations have not been included in the table above because given the recovery factor identified above and cut-off grade calculated as described below, there were no proven and probable reserves at Bissett as at June 30, 2003. Production at Bissett was suspended in the quarter ended
September 30, 2001 due to mining operations being uneconomical at then-current gold prices.
See "Item 4. Information on the Company--Business--Harmony's Mining Operations--Bissett
Operations."
In calculating proven and probable reserves, Harmony applies a cut-off grade.
The cut-off grade is determined for each shaft using Harmony's optimizer computer program, which takes account of a number of factors, including grade distribution of the orebody, an assumed gold price, planned production rates, planned working costs and mine recovery factors.
Harmony's optimizer computer program determines the total profits that can be made from mining blocks of various grades. The point of maximum total profit is used to determine the cut-
off grade. Mining the blocks at and above the cut-off grade will be profitable if the assumptions underlying the cut-off grade hold true. Blocks below the cut-off grade are not included in
Harmony's reserve estimates. Harmony generally aims to mine above the cut-off grade. This can be contrasted with the so-called "pay limit" approach for determining reserve estimates, which identifies the grade at which revenues and costs are equal and then determines the portion below this break-even grade that can be mined together with portions above the break-even grade to remain profitable. Harmony believes the cut-off grade methodology defines more precisely which blocks should be mined for profitable operations.
Harmony's Mining Operations
In South Africa, Harmony and its subsidiaries (excluding the Free Gold
Company) conduct underground mining at four sites--Elandskraal, the Free State, Randfontein and Evander--and surface mining at five sites--Elandskraal, the Free State, Randfontein,
Evander and Kalgold. The Kalgold operations were sold in October 2003 for a consideration of
R275 million. The Free Gold Company conducts underground and surface mining at the Free
Gold assets. Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). Harmony has also conducted open cast mining at Randfontein, but these open cast operations were downscaled and discontinued in the six months ended December 31, 2001 because the open cast mine had reached the end of its useful life.
In Australia, Harmony and its subsidiaries presently conduct mining at three sites the Big Bell operations (which were acquired in the New Hampton transaction), the
Mt. Magnet operations (which were acquired in the Hill 50 transaction) and the South Kalgoorlie operations (which include the Jubilee operations acquired in the New Hampton transaction and the New Celebration operations acquired in the Hill 50 transaction). During fiscal 2003 the
Gidgee gold mine was an additional site acquired in the Abelle transaction, but Harmony announced the sale of its Gidgee underground operations in November 2003. Underground and surface mining is conducted at each of the remaining operations, with underground access through one decline at Big Bell, two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits. Underground operations at Big Bell ceased in
July 2003 as mining there has become uneconomical due to low grade. It is anticipated that milling and plant clean up will be completed by the end of 2003. Surface mining will, however, continue in certain areas of the Big Bell tenements, with ore to be processed at the Mt. Magnet plant.
South African Underground Operations
The following chart details the operating and production results from underground operations in South Africa for the past three fiscal years:
Fiscal year ended June 30,
2003
1
2002
1
2001
2
Production
Tons (`000) ...........................................................
12,294
13,368
13,603
Recovered grade (ounces/ton)...............................
0.142
0.149
0.140
Gold sold (ounces)................................................
1,701,367
1,988,320
1,903,766
Results of operations ($)
Product sales (`000) ..............................................
578,764
567,006
521,523
Cash cost (`000)....................................................
425,323
384,434
441,400
Cash profit (`000) .................................................
139,775
182,607
80,123
Cash costs
Per ounce of gold ($) ............................................
250
193
232
________
1
Excludes Harmony's interest in gold sales by the Free Gold Company.
2
Includes Elandskraal's gold sales for three months from April 1, 2001.
Given the relative significance of surface production as a proportion of total production at the Elandskraal operations, Harmony began to segment the Elandskraal operations into underground and surface production in the quarter ended December 31, 2001. The historic figures presented above have been adjusted to reflect this segmentation in all prior periods.
Tons milled from underground operations in South Africa decreased to
12,294,000 in fiscal 2003, compared with 13,368,000 in fiscal 2002, due to lower production at all the operations. See "--Randfontein Operations" and "--Free State Operations" below.
Recovered grade decreased 5% in fiscal 2003, compared with fiscal 2002, due primarily to lower recovered grades at all operations.
Cash costs for underground operations in South Africa were $250 per ounce of gold in fiscal 2003, compared with $193 per ounce of gold in fiscal 2002. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See "Item 5. Operating and Financial Review and Prospects--Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2003, due primarily to the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
South African Surface Operations
The following chart details the operating and production results from Harmony's surface operations in South Africa for the past three fiscal years (with historic figures adjusted to reflect the segmentation of the Elandskraal operations described above):
Fiscal year ended June 30,
2003
2002
1
2001
2
Production
Tons (`000) ...........................................................
5,799
4,198
3,732
Recovered grade (ounces/ton)...............................
Gold sold (ounces)................................................
0.027
0.033
0.037
138,882
136,319
155,095
Results of operations ($)
Product sales (`000) ..............................................
51,344
40,034
36,987
35,615
Cash cost (`000)....................................................
24,037
32,355
Cash profit (`000) .................................................
15,729
16,003
4,632
Cash costs
Per ounce of gold ($) ............................................
230
173
237
_________
1
Excludes Harmony's interest in gold sales by the Free Gold Company.
2
Includes Elandskraal's gold sales for three months from April 1, 2001.
The amount of gold sold from surface operations in South Africa increased in fiscal 2003 due primarily to the increased production from the Free State and Randfontein. The amount of gold sold from surface operations in South Africa increased in fiscal 2002, due primarily to the inclusion of surface sources from Elandskraal for a full fiscal year, the improved recovered grades from Kalgold's surface sources and the treatment of Free State surface sources during the year. These factors more than offset decreased production from Randfontein surface sources as a result of the closure of Randfontein's open pit.

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
Tons milled from surface operations in South Africa were 5,799,000 in fiscal
2003, compared with 4,198,000 in fiscal 2002. This increase was primarily due to the increase in tons at the Free State and Randfontein. Recovered grade from surface operations in South Africa was 0.027 ounces per ton in fiscal 2003, compared with 0.033 ounces per ton in fiscal 2002, as a result of lower grade surface sources being treated at the Free State and Randfontein.
Cash costs for surface operations in South Africa were $230 per ounce of gold in fiscal 2003, compared with $173 per ounce of gold in fiscal 2002. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See "Item 5. Operating and
Financial Review and Prospects--Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2003, due primarily to the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Elandskraal Operations
Introduction. On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines in the North West and Gauteng provinces of South Africa for approximately Rand 1 billion. Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. In fiscal 2003, the Elandskraal operations accounted for approximately 15% of Harmony's total gold sales. The assets and liabilities of the
Elandskraal mines include the mineral rights and mining title (excluding a portion of the Carbon
Leader Reef horizon, which AngloGold will continue to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation. The addition of Elandskraal to Harmony's operations increased Harmony's reserves by approximately 9.9 million ounces.
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
Pursuant to the agreement, Open Solutions was granted the right, at any time prior to the repayment in full of Randfontein's loan, to require Randfontein to acquire Open Solution's participation interest at a price equal to the then-outstanding loan balance. With effect from
April 1, 2002, Randfontein reacquired this 10% participation interest in the Elandskraal Venture from Open Solutions. The aggregate consideration paid by Randfontein to Open Solutions was
Rand 210 million ($18.5 million at an exchange rate of R11.35 per $1.00). This aggregate consideration included the cancellation of the remaining Rand 91 million ($8.0 million at an exchange rate of R11.35 per $1.00) due to Randfontein under its loan of April 24, 2001 to Open
Solutions.
History. Gold mining began at Elandskraal in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company for the Elandsrand operations and by Gold
Fields of South Africa Ltd. for the Deelkraal operations. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand and Deelkraal. The sub-vertical shafts at Elandsrand were completed in 1984, which accessed a deeper reef in the lease area. The sub shaft deepening project, or SSDP, the deepening of the sub-vertical shafts to approximately 3,400 meters below surface, is an on-going project to access and exploit a portion of the mine. Harmony believes that the SSDP will enable Elandskraal to produce approximately 350,000 ounces per year over the life of the mines. Sinking of a third surface shaft commenced at Deelkraal in 1988.
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
At the Elandsrand operations, the vertical separation between the VCR and CLR increases east to west from 900 meters to 1,300 meters as a result of the relative angle of the
VCR unconformity surface to the regional stratigraphic strike and dip. The CLR strikes west-
southwest and dips to the south at 25 degrees. The VCR strikes east-northeast and has a regional dip of

21 degrees  to the south-southeast. Local variations in dip are largely due to the terrace-and-slope palaeotopography surface developed during VCR deposition.
The dip of the VCR at the Deelkraal operations is relatively consistent at 24, although there is some postulation of a slight flattening of dip at depth. The VCR has a limit of deposition running roughly north-south through the center of the lease area. The VCR is not developed to the west of this line. Some stoping has occurred to the west of this limit, but this was to exploit reefs from the Mondeor Conglomerates, stratigraphically underlying the VCR.
Mining Operations. The Elandskraal operations are engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Due to the operating depths of the Elandskraal underground operations, seismicity and pressure related problems are a risk. In December 2001, a seismic event at the Deelkraal operations caused the deaths of six workers. Another seismic event in July 2002 fatally injured two workers. Although these types of events are tragic in nature and disrupting on production, it should not affect the longer term production achievements. Harmony regularly revisits its mining strategy and management procedures at all of its deeper mining operations in connection with its efforts to mitigate this risk. The primary challenges facing the Elandskraal operations are the lowering of working costs, increasing mining flexibility, controlling capital expenditure and the timely completion of the SSDP.
Harmony expects that the SSDP will be completed by the end of fiscal 2005.
Following the acquisition, Harmony has implemented the "Harmony Way" at
Elandskraal in an effort to cut costs and increase productivity. This has improved the overall cost structure which has enabled Harmony to pursue capital development of the 35 level project of the Deelkraal shaft. This is a one-level extension of the depth of mining operations and will permit an additional 156,000 ounces of gold production over the life of the Deelkraal mine. The results are dependent upon the timely and successful completion of this project. Harmony also completed restructuring of the Elandskraal operations, which resulted in the retrenchment of approximately 1,450 employees.
During the quarter ended September 30, 2003, the Elandskraal operations experienced operational problems. Development was delayed by an accident caused by a seismic event that resulted in one fatality. Although this had an impact on the development for the period, it is not expected that it will impact on the longer term production plan. The first raise line on a 102 level project has been holed and is currently being prepared for stoping, which should commence in or around March, 2004. The development rates have picked up steadily over the last two months and Harmony feels confident that planned production profiles will be met.
During fiscal 2003, the safety record at the Elandskraal mines in terms of lost time frequency rate (25.37) compared unfavorably with the group average of 22.35. The fatality frequency rate (0.57) was also higher than the South African industry average as a result of the seismic event described above. Significant work is being done to address this. Safety standards for other Harmony operations are being applied at Elandskraal and receive constant and high-
level attention. Where problems are identified steps are being taken to address the situation. In
May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony's South African operations. See "Item 6. Directors and Senior
Management--Board Practices."
Underground Operations. Detailed below are the operating and production results from underground operations at Elandskraal for fiscal 2003 and 2002, and for the calendar year ended December 31, 2001:
Fiscal Year ended
June 30,
Calendar
Year ended
December 31,
2003
2002
2001
Production
Tons (`000) ..............................................
2,066
2,420
 2,427
Recovered grade (ounces/ton)..................
0.168
0.183
0.189
Gold sold (ounces)...................................
347,276
442,715
459,626
Results of operations ($)
Cash cost (`000).......................................
95,941
88,425
111,867
Cash profit (`000) ....................................
18,505
35,683
13,510
Cash costs
Per ounce of gold ($) ...............................
276
200
243
Following the completion of the Elandskraal acquisition, Harmony increased the processing of secondary surface sources at Elandskraal. Given the significance of the surface production as a proportion of Elandskraal's total production, Harmony began to segment
Elandskraal's production figures into underground and surface production in the quarter ended
December 31, 2001. The historic figures presented above have been adjusted to reflect this segmentation in all prior periods.
Tons milled from Elandskraal's underground operations were 2,066,000 in fiscal
2003, compared with 2,420,000 in fiscal 2002, and ounces were 347,276 in fiscal 2003, compared with 442,715 in fiscal 2002. This decrease in tons milled and ounces sold was due to the problems experienced with the orepass system at the Elandsrand operation, which resulted in waste rock diluting the recovery grade and reduced flexibility in the old mine area. Cash costs were $276 per ounce of gold in fiscal 2003, compared with $200 per ounce of gold in fiscal
2002. This increase was attributable primarily to the appreciation of the Rand against the U.S.
dollar, which caused a significant increase when these costs were translated into U.S. dollars.
See "Item 5. Operating and Financial Review and Prospects--Exchange Rates." If expressed in
Rand terms, costs per ounce would have increased in fiscal 2003 due to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Elandskraal operates two production shaft units, comprised of four surface shafts and two sub-vertical shafts. Set out below are the rock hoisting capacities of Elandskraal's production shafts.
Shaft
Hoisting Capacity
(tons/month)
Elandsrand No. 2 shaft and sub-vertical shaft .................
Deelkraal No. 1 shaft and sub-vertical shaft ...................
206,000
365,000

In the quarter ended June 30, 2001, the hoisting capacity at the Deelkraal No. 1 sub-vertical shaft was limited to approximately 50% of designed rating because of the corrosive effects of mine water on the shaft steelwork. Harmony employed remedial action designed to prevent further deterioration and to repair the infrastructure to maintain current production. As a result of the remedial action, the Deelkraal No. 1 sub-vertical shaft is now operating at the design capacity again.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2003, the June 30, 2003 reported proven and probable ore reserves of 43.98 million tons will be sufficient for the Elandskraal operations to maintain underground production until approximately calendar year 2020. However, because the
Elandskraal operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Elandsrand New Mine Project. The project, initiated by AngloGold in 1991, was intended to increase the life of mine by exploiting the southern portion of the lease area between
3,000 - 3,600 meters below surface. This was to be achieved by deepening the sub-vertical and ventilation shafts. Developing to reef is under way on 102, 105, 109 and 113 levels to access the higher grade payshoot which was mined on the shallower levels of the old mine and will come into production over the next twelve months.
Surface Operations. Following the completion of the Elandskraal acquisition,
Harmony increased the processing of ore from numerous secondary surface sources located in close proximity to the Elandskraal shafts, including low grade rock dumps and tailings dams
(slimes and sand). Given the significance of the surface production as a proportion of
Elandskraal's total production, Harmony began to segment Elandskraal's production figures into underground and surface production in the quarter ended December 31, 2001. It was also decided to dedicate the Deelkraal metallurgical plant to only treat surface sources, that way ensuring that it is treated as a stand alone business which could be measured as such. AngloGold, the previous owner of the Elandskraal assets, had not focused on this type of production and accordingly, had not reported such production from secondary sources at Elandskraal.
Detailed below are the operating and production results from surface operations at
Elandskraal for fiscal 2003, 2002 and 2001.

Fiscal Year ended
June 30,
2003
2002
2001
1
Production
Tons (`000) ................................................
1,228
1,197
141
Recovered grade (ounces/ton) ...................
0.016
0.028
0.028
Gold sold (ounces).....................................
19,323
33,344
3,987
Results of operations ($)
Cash cost (`000).........................................
4,518
4,744
530
Cash profit (`000) ......................................
1,924
4,984
601
Cash costs
Per ounce of gold ($) .................................
233
142
133
____________
1
Includes gold sales from surface mining at Elandskraal mines for three months from April 1, 2001.
Tons milled from the Elandskraal surface operations were 1,228,000 in fiscal
2003, compared with 1,197,000 in fiscal 2002. This increase was attributable primarily to increased processing of materials from rock dumps and tailings dams at the Deelkraal plant, through plant optimization. It must also be noted that this plant is now dedicated to the processing of such secondary surface sources only. All underground ore is being treated at the
Elandsrand metallurgical plant. Cash costs per ounce of gold were $233 per ounce in fiscal
2003, compared with $142 per ounce in fiscal 2002. This increase was attributable to lower recovery grade and the stronger Rand, which caused a significant increase when these costs were translated into U.S. dollars. The lower recovery grade was as a result of lower grade material being treated from the rock dump. The treatment of the rock dump was completed during the
December quarter, 2003.
Plants. Commissioned in 1978, the Elandsrand Plant has milling in closed circuit with primary and secondary hydrocyclones, secondary ball milling in closed circuit with hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Following post-acquisition capital improvements, loaded carbon milled at the Elandsrand Plant is transported by road to the Cooke
Plant at Randfontein for elution, electro-winning and smelting to produce dor. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility. Ore from
Elandsrand and Deelkraal underground operations are delivered to the plant for treatment.
Commissioned in 1978, the Deelkraal plant has milling in closed circuit with primary and secondary hydrocyclones, thickening, cyanide leaching, filtration, zinc precipitation and smelting to produce dor. Residues from the re-pulped filtercake are pumped either directly to a backfill preparation plant or directly to the tailings facilities. The current operating capacity of 116,000 tons/month when processing waste differs from the design capacity of 149,000 tons/months as it is limited by the condition of the filter plant. The Deelkraal plant was used primarily for the treatment of waste rock. During December, 2003, the plant was converted back to treating Deelkraal underground ore. There are plans to commission a new pumpcell CIP plant to process the Deelkraal underground ore from 2004.
The following table sets forth processing capacity and average tons milled during fiscal 2003 for each of the plants:

Plant
Processing
Capacity
Average milled
for fiscal year ended
June 30, 2003
(tons/month)
(tons/month)
Elandsrand Plant ......................
209,000
173,000
Deelkraal Plant.........................
149,000
102,000
In fiscal 2003, the Elandsrand Plant recovered approximately 96% of the gold contained in the ore delivered for processing and the Deelkraal Plant recovered approximately
92% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony incurred approximately Rand 136.8 million in capital expenditures at the Elandskraal operations in fiscal 2003, principally for the SSDP.
Harmony has budgeted Rand 151.1 million ($23.2 million) for capital expenditures at the
Elandskraal operations in fiscal 2004, primarily for the SSDP and secondarily to develop level
35 of the Deelkraal shaft and improve underground conditions of the Elandsrand shaft.
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
In fiscal 2003, Harmony's Randfontein operations accounted for approximately 20% of
Harmony's total gold sales.
History. Gold mining began at the Randfontein mine in 1889. Since the commencement of mining operations to June 30, 2003, Randfontein has sold approximately 54.4 million ounces of gold at an average recovered grade of 0.163 ounces per ton. Harmony obtained management control of Randfontein in January, 2000 and by June 30, 2000 had
acquired 100% of Randfontein's outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein. See "Item 4. Information on the Company--
Business--History."
Since acquiring Randfontein, Harmony has implemented the "Harmony Way" at
Randfontein. Harmony has reduced the number of senior managers, has sold off non-core assets and has implemented management teams.
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
The primary challenge facing the Randfontein operations is the lowering of working costs, and some progress in addressing this challenge has been made since Harmony's acquisition of management control of Randfontein in January 2000. In particular, in early 2000 the shaft 4 section of the Randfontein operations was operating at a loss, raising the risk of closure at that location. Although losses at this location were reduced during 2000, Harmony believed that losses were still at unacceptable levels in the quarter ended March 31, 2001 and closed the shaft (other than pumping installations) in the quarter ended June 30, 2001. The closure resulted in the retrenchment of approximately 1,500 employees (not including contractors), with the rest of the employees transferred to other shafts (including Doornkop), displacing contractors. Following Harmony's closure of the shaft, contractors mined this shaft at a reduced rate on a royalty basis.
As a result of an eleven day strike in May, 2002 by Randfontein's NUM members, Randfontein's production for the quarter ended June 30, 2002 was reduced by approximately 102,000 tons at a grade of 0.146 ounces per ton, or 14,892 ounces. See "Item 6.
Directors, Senior Management and Employees--Employees--Unionized Labor."
Production at the Cooke 1 shaft was focused on the extraction of the shaft pillar, and tonnage and grade at this shaft began to decline in the quarter ended September 30, 2002 from the previous levels of approximately 70,000 tons per month to approximately 50,000 tons per month at a grade of approximately 0.15 ounces per ton.
Operations at Cooke 1 were affected by seismicity following the removal of the shaft pillar. Plans to mine out the abutments over the haulages, thereby eliminating the stress associated with the removal of the pillar, are underway and are expected to be completed in the next six months, reducing the risk of future seismicity in this area substantially.
The Doornkop South Reef Project was announced on January 22, 2003. It is estimated that the South Reef project has an in situ resource of 6.6 million ounces. For project purposes, it is estimated that 129 tons or 3.75 million ounces of gold will be recovered from the resource at a recovery grade of 0.186 ounces per ton.
Currently, the Kimberley Reef is mined on the upper levels of the Doornkop
Shaft. The South Reef on the lower levels is the target of the proposed shaft-deepening project.
The deepening of the main shaft is expected to be completed by mid-2005 with the development program finishing in 2007. The production buildup from the South Reef will take place beginning in 2006 and is expected to peak by 2012 at a projected 148,812 tons per month.
The main shaft is currently at a depth of 1,340 meters below surface and the sub-
vertical ventilation shaft at a final depth of 1,949 meters below surface. To access the South Reef resource the main shaft will be deepened to a depth of 2,034 meters and the spillage incline shaft extended to a depth of 2,082 meters below surface.
Randfontein entered into an agreement with African Vanguard Resources
(Doornkop) (Pty) Limited on January 21, 2003, pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a consideration of
Rand 250 million. The consideration comprised cash of Rand 140 million and Rand 110 million in call options on 290,000 ounces of gold, being equal to 16% of the gold produced at Doornkop during the first 10 years of operation. Randfontein and Africa Vanguard also entered into a joint venture agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The profits will be shared 84% to
Randfontein and 16% to Africa Vanguard. The agreements were subject to the fulfillment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The agreements were implemented and the purchase price paid on August 15, 2003. For US GAAP purposes,
Harmony will not account for this transaction as a sale, but will consolidate the results of Africa
Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities with Harmony as the primary beneficiary of both variable interest entities.
Mining at the South Reef at Doornkop was temporarily suspended during the fourth calendar quarter of 2003 to allow for the upgrade of the ventilation with respect to increasing both hoisting capacity and ventilation intake. This caused the overall recovery on
Doornkop to drop. This situation will continue until mining is commenced, expected in January
2004.
The safety record at the Randfontein operations during fiscal 2003 in terms of lost time frequency rate (21.22) compared favorably with the group average while the fatality frequency rate (0.51) compared unfavorably with the South African industry average.
Nevertheless, safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at
Harmony's South African operations. See "Item 6. Directors, Senior Management and
Employees--Directors and Senior Management--Board Practices."

Underground Operations. Detailed below are the operating and production results from underground operations at Randfontein for the past three fiscal years:
Fiscal year ended June 30,
2003
2002
2001
Production
Tons (`000) ...........................................................
3,162
3,606
4,397
Recovered grade (ounces/ton)...............................
0.144
0.147
  0.145
0.147
Gold sold (ounces)................................................
454,917
531,588
640,408
Results of operations ($)
Cash cost (`000)....................................................
96,190
93,324
139,781
Cash profit (`000) .................................................
53,166
57,781
31,822
Per ounce of gold ($) ............................................
211
176
218
Tons milled from Randfontein's underground operations were 3,162,000 in fiscal
2003, compared with 3,606,000 in fiscal 2002, and ounces sold were 454,917 in fiscal 2003, compared with 531,588 in fiscal 2002. This decrease in tons milled and ounces sold was primarily due to the result of completion of the shaft pillar at Cooke 1 shaft. Cash costs per ounce of gold were $211 in fiscal 2003, compared with $176 in fiscal 2002. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See "Item 5. Operating and Financial Review and Prospects--Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2003, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The underground operations at Randfontein are comprised of the underground sections of the Cooke shafts No. 1, 2, and 3, shaft 4 and the Doornkop shaft.
Set out below are the hoisting capacities of Randfontein's shafts:

Shaft
Hoisting Capacity
(tons/month)
Cooke 1
1
.............................................
194,450
Cooke 2 ................................................

Cooke 3 ................................................

Cooke 4 ................................................

291,700
2
164,200
Doornkop..............................................
54,700
206,600
_______________________
1
Currently operating at a rate of 50,000 tons per month in connection with the extraction of the shaft pillar.
2
The shaft was closed during April 2002. The future of the shaft is being considered.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2003, the June 30, 2003 reported proven and probable underground ore reserves of 29.08 million tons will be sufficient for the Randfontein underground operations to maintain production until approximately fiscal 2009. However, because the Randfontein operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors--
Harmony's gold reserve figures may yield less gold under actual production conditions than
Harmony currently estimates."
Surface Operations. Open cast operations at Randfontein, which exploited the open pit operations of the Lindum mine, were downscaled and discontinued in the six months ended December 31, 2001, as the mine had reached the end of its useful life. Currently,
Randfontein's surface operations are focused on the recovery of gold from areas previously involved in processing, including waste rock dumps and tailings dams (slimes and sand).
Detailed below are the operating and production results from surface operations at Randfontein for the past three fiscal years:
Fiscal year ended June 30,
2003
2002
1
2001
Production
Tons (`000) .......................................................
2,212
1,687
2,533

Recovered grade (ounces/ton) ..........................
0.017
0.018
0.032

Gold sold (ounces)............................................
36,973
30,050
83,013

Results of operations ($)
Cash cost (`000)................................................
7,995
5,952
19,203

Cash profit (`000) .............................................
4,304
2,568
3,557

Cash costs
Per ounce of gold ($) ........................................
216
198
231
_____________
1
Open cast operations were downscaled and discontinued in the six months ended December 31, 2001 and current surface operations exploit waste rock dumps and tailings dams (slimes and sand).
Tons milled from Randfontein's surface operations were 2,212,000 in fiscal 2003, compared with 1,687,000 in fiscal 2002, and ounces sold were 36,973 in fiscal 2003, compared with 30,050 in fiscal 2002, recovered grade was 0.017 in fiscal 2003, compared with 0.018 in fiscal 2002. The surface sources are run as a separate business with dedicated management staff.
The ore is fed to a separate metallurgical plant (Doornkop plant) and is not mixed with any underground ore. The improved tonnage was as a result of this dedicated focus. Optimization in terms of mining and the metallurgical process is ongoing. In fiscal 2003, cash operating costs increased to $216 per ounce from $198 per ounce in fiscal 2002. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See "Item 5. Operating and
Financial Review and Prospects--Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2003, due primarily to the reduction of relatively lower-cost, higher-grade production from the open cast operations.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2003, the June 30, 2003 reported proven and probable surface reserves of 35.45 million tons would be sufficient for the Randfontein operations to maintain surface production until approximately the end of fiscal 2004. Future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See

"Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. The processing facilities at the Randfontein mine presently comprise two operating plants: the Cooke metallurgical plant and the Doornkop metallurgical plant, both of which are serviced by a surface rail network. The Cooke metallurgical plant, commissioned in
1977, is a hybrid CIP/CIL plant, which processes the underground ore from the Randfontein operations. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which is used to treat waste rock and other surface accumulations.
The following table sets forth processing capacity and average tons milled during fiscal 2003 for the Cooke and Doornkop plants:

Plant
Processing Capacity
Average milled for the fiscal year ended
June 30, 2003
(tons/month)
(tons/month)
Cooke..............................................................
308,600
257,000
Doornkop........................................................
242,500
190,000
In fiscal 2003, the Cooke plant recovery has been in the range of 96% to 97%, while Doornkop plant recovered approximately 90% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony incurred approximately Rand 36.8 million in capital expenditures at the Randfontein operations in fiscal 2003, principally to upgrade plants and equipment and develop shaft infrastructure. Harmony has budgeted Rand 195.8 million
($30 million) for capital expenditures at the Randfontein operations in fiscal 2004, primarily for the development of the Doornkop shaft.
Free State Operations
Introduction. Harmony's Free State operations are comprised of the original
Harmony mines, the Unisel mine, Saaiplaas shaft 3, the Masimong shaft complex (comprised of
Masimong shafts 4 and 5), Brand shafts 2, 3 and 5, and the Vermeulenskraal North mineral rights area. Mining is conducted at Harmony's Free State operations at depths ranging from 500 meters to 2,500 meters. In fiscal 2003, Harmony's Free State operations accounted for approximately 25% of Harmony's total gold sales.
History. Harmony's Free State operations began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996,
Harmony began purchasing neighboring mine shafts. The Unisel mine was purchased in
September 1996, the Saaiplaas mine shafts 2 and 3 were purchased in April 1997, the Brand mine shafts 2, 3 and 5 were purchased in May 1998 and the Masimong complex (formerly known as Saaiplaas shafts 4 and 5) was purchased in September 1998.
Geology. Harmony's Free State operations are located in the Free State goldfield on the southwestern edge of the Witwatersrand Basin. Within this area, the operations are located on the southwestern and southeastern limb of a synclinal closure, with the Brand,
Saaiplaas and Masimong shafts occupying northerly extensions of the same structure. The reefs dip inwardly from their sub-outcrop positions in the east and south of the mine to a position close to the western boundary of the original Harmony mine, where the reefs abut against the De Bron fault. To the west of the De Bron faulted zone, faulting is generally more intense, resulting in structurally more complex mining conditions.
Mining Operations. The Free State operations are engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity and pressure related problems are relatively infrequent with the exception of the Brand shafts where these problems receive constant attention. Harmony regularly revisits its mining strategy and management procedures in connection with its efforts to mitigate risks of these problems. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. The principal challenges at the Free State operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management. In 2002, Harmony began implementing the Masimong Expansion Project, which includes developing the Basal and B-
Reef orebodies in the Masimong shaft area and equipping the shaft. As part of the Harmony way, other activities during 2003 were the continued extraction of the Harmony No. 2 shaft pillar and the optimization of all mining operations with the introduction of flatter supervisory structures and the empowerment of the employees on the rock face.
The Virginia 2 shaft was closed at the end of 2001, and is currently used only as a service shaft. Harmony also began closing the Harmony 4 shaft in the quarter ended June 30,
2002, following the partial extraction of the shaft pillar. Mining personnel from the Harmony 4 shaft have been transferred to other shafts. The Harmony 3 shaft is currently used only as a service shaft for pumping, although some of its reserves are mined through the adjacent
Harmony 2 shaft. In conjunction with the development of the hoisting operations at Masimong 5 shaft, Harmony downscaled the Masimong 4 shaft to a service and small mining shaft in the quarter ended June 30, 2001. In the quarter ended June 30, 2002, however, Harmony determined that additional production at the Masimong 4 shaft had become economical under current market conditions. Additional personnel are being redeployed as and when additional areas of the
Masimong 4 shaft are accessed to permit further production in the future. Under market conditions prevailing in the quarter ended June 30, 2002, Harmony also decided to commence extraction of the shaft pillar at Saaiplaas 3, which previously operated as a service shaft.
Harmony also decided to mine the Brand 2 shaft with contractors on a royalty basis. During the quarter ended September, 2003, Harmony decided to put the Brand 5 shaft on care and maintenance and to continue with exploration development only, which is being managed from the Unisel shaft. Care and maintenance will remain in place until market conditions are more favorable or more economical parts of the orebody are discovered. All labor has been transferred to other Harmony operations, where they have augmented natural attrition positions or displaced contractor labor.

The safety record at the Free State operations during fiscal 2003 in terms of lost time frequency rate (24.43) was higher than the group average while the fatality frequency rate
(0.07) compares favorably with the South African industry average. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony's South African operations. See "Item 6.
Directors, Senior Management and Employees--Directors and Senior Management--Board
Practices."
Underground Operations. Detailed below are the operating and production results from the Free State underground operations for the past three fiscal years:
Fiscal year ended June 30,
2003
2002
2001
Production
Tons (`000) ...........................................................
4,721
4,748
5,831
Recovered grade (ounces/ton)...............................
0.124
0.126
0.118

Gold sold (ounces)................................................
538,990
598,635
686,223
Results of operations ($)
Cash cost (`000)....................................................
146,079
131,817
181,239

Cash profit (`000) .................................................
38,300
43,238
6,862
Cash costs
Per ounce of gold ($) ............................................
271
220
264
Tons milled from the Free State underground operations were 4,721,000 in fiscal
2003, compared with 4,748,000 in fiscal 2002, and ounces sold were 538,990 in fiscal 2003, compared with 598,635 in fiscal 2002, primarily because production in fiscal 2003 included only limited production from the Masimong 4, Virginia 2, Harmony 4 and Brand 2 shafts.
Recovered grade was 0.124 in fiscal 2003, compared with 0.126 in fiscal 2002, mainly as a result of the shaft closures. Cash costs were $146,079,000 in fiscal 2003 compared with $131,817,000 in fiscal 2002. This increase was attributable primarily to lower production levels from the Masimong 4, Virginia 2, Harmony 4 and Brand 2 shafts, as described above.
Cash costs per ounce were $271 in fiscal 2003, compared with $220 in fiscal 2002. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See "Item 5.
Operating and Financial Review and Prospects--Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2003, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony currently has nine operating shafts at its Free State operations and three service shafts. The total shaft hoisting capacity is detailed below:
Shaft
Hoisting Capacity
(tons/month)
Harmony shaft 2 ............................................................. 250,000
Harmony shaft 3
1
............................................................                                    99,200
Harmony shaft 4
2
............................................................                                  161,000
Merriespruit shaft 1 ........................................................                                      142,200
Merriespruit shaft 3 ........................................................                                      217,200
Virginia shaft 2
3
..............................................................                                  113,500
Unisel..............................................................................                                      151,000
Saaiplaas 3
4
.....................................................................
 194,000
Brand shaft 2
5
.................................................................                                   132,300
Brand shaft 3................................................................... 132,300
Brand shaft 5
7
.................................................................                                   166,400
Masimong shaft complex
6
..............................................                                164,200
______________________________
1
Integrated with Harmony shaft 2 during fiscal 2002 and currently operating as a service shaft.
2
Closed in the quarter ended June 30, 2002 and currently operating as a service shaft.
3
Closed in the quarter ended December 31, 2001 and currently operating as a service shaft.
4
Previously operated as a service shaft. Limited extraction of the shaft pillar commenced in the quarter ended
September 30, 2002 and mined as a production unit with Masimong 5.
5
Production suspended in the quarter ending March 31, 2002 pending consideration of this shaft's future.
6
Includes the Masimong 4 and 5 shafts.
7
Closed in the September, 2003 quarter. Limited development is taking place to explore some virgin areas on the shaft
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2003, the June 30, 2003 reported proven and probable ore reserves of 53.09 million tons will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2009. However, because Harmony's Free
State operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others and it is currently envisaged that a decrease of production in certain sections will commence in the near term. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."

Surface operations. In light of the higher prevailing market price for gold in fiscal 2002 and 2003, and in order to maximize use of the Free State plants, Harmony began processing materials from secondary surface sources, primarily waste rock dumps and tailings dams (slimes and sand), at the Free State operations in the quarter ended March 31, 2002.
Detailed below are the operating and production results from the Free State surface operations for the fiscal year ended June 30, 2003 and the six months ended June 30, 2002, which is the first period during which Harmony processed significant amounts of these secondary surface materials at the Free State operations:
Fiscal year ended June 30,
2003
Six months ended
June 30, 2002
Production
Tons (`000) ...........................................................
1,164
255
0.021
0.052
Gold sold (ounces)................................................
24,209
13,309
Results of operations ($)
Cash cost (`000)....................................................
6,550
613
Cash profit (`000) .................................................
1,517
3,673
Cash costs
Per ounce of gold ($)
.
............................................
271
Recovered grade (ounces/ton)
46
1
______________________________
1
Includes 8,808 ounces of low-cost production from clean-up of the plant and refinery.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved during the 2003 fiscal year, the June 30, 2003 reported proven and probable ore reserves of 19.43 million tons will be sufficient for the Free State operations to maintain surface production until approximately fiscal 2009. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. There are three metallurgical plants at the Free State operations, namely the Central, Virginia and the Saaiplaas plants. The Central and Virginia plants employ CIP/CIL hybrid technology. The Saaiplaas plant has been converted from the zinc precipitation filter process to the CIL.
The following table sets forth processing capacity and average tons milled during fiscal 2003 for each of the plants:
Plant
Processing Capacity
Average milled for the fiscal year ended
June 30, 2003
(tons/month)
(tons/month)
Central ............................................................
264,600
191,000
Virginia........................................................... .
198,400
137,000
Saaiplaas .........................................................
242,500
160,000
__________
In fiscal 2003, Harmony's plants at its Free State operations recovered approximately 95% of the gold contained in the ore delivered for processing. Harmony's refinery is also located at its Free State operations.

Capital Expenditure. Harmony incurred approximately Rand 126.5 million in capital expenditures at the Free State operations in fiscal 2003, principally for shaft development at Saaiplaas 3, Unisel and the Masimong shaft complex. Harmony has budgeted Rand 49.1 million ($7.5 million) for capital expenditures at the Free State operations in fiscal 2004, primarily for development of the Masimong with smaller development projects at Unisel and Merriespruit shafts and secondarily to upgrade plants.
Evander Operations
Introduction. Harmony's Evander operations are located in the province of
Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross,
Bracken, Leslie and Winkelhaak mines and 26,952 hectares of mineral rights adjacent to these mines. Mining at Harmony's Evander operations is conducted at depths ranging from 300 meters to 2,100 meters. In fiscal 2003, Harmony's Evander operations accounted for approximately 15% of Harmony's total gold sales.
History. Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of depletion of ore reserves, all four mining areas were merged to form Evander. In August 1998, Harmony acquired
Evander as a wholly-owned subsidiary. Since then, Harmony has implemented the "Harmony
Way" management process at Evander.
Geology. The area covered by Evander's mining authorization and mineral rights is situated within the Evander basin, a geologically discrete easterly extension of the main
Witwatersrand Basin. Only one economic placer unit, the Kimberley Reef, is mined at Evander.
In addition to the faulting of the reef horizon, there are numerous dykes and sills that complicate the mining layouts, the most significant of which is an extensively developed dolerite footwall sill that occasionally intersects the Kimberley Reef, causing displacements within it.
Mining Operations. The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. Evander was affected by two underground fires and the flooding of parts of the mine during fiscal 2000, both of which had a negative impact on production during fiscal 2000. Such incidents are generally infrequent and there were no significant incidents in fiscal 2003. On July 12, 2002, a seismic event at the Evander 8 shaft caused injuries to four workers (but no fatalities), significant infrastructure damage and an interruption in production for three weeks. The damage from this incident adversely impacted on the performance of these operations over the 2003 fiscal year due to the fact that 8 shaft is the highest grade operation at Evander, so production and overall recovery grade was significantly affected. The operational performance has now returned to the pre-seismic event levels since the quarter ended June 30, 2003.

The safety record at the Evander operations in terms of lost time frequency rate
(33.64) and fatality frequency rate (0.23) during fiscal 2003 is higher than the group average and the South African industry average, respectively, and significant work is being done to address this. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Underground falls of ground have historically been the biggest cause of fatal injuries at Evander. Roofbolting has been implemented at
Evander in an effort to address this risk. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at Harmony's South African operations. See "Item 6. Directors, Senior Management and Employees--Directors and Senior
Management--Board Practices."
Detailed below are the operating and production results at Evander for the past three fiscal years:
Fiscal year ended June 30,
2003
2002
2001
Production
Tons (`000) ...........................................................                                 2,345 2,594                         2,738
Recovered grade (ounces/ton)...............................                               0.154                              0.160                         0.167
Gold sold (ounces)................................................                             360,184
415,382                     458,212
Results of operations ($)
Cash cost (`000)....................................................                              87,113 70,867                      91,053
Cash profit (`000) .................................................                               29,804 45,905                       34,089
Cash costs
Per ounce of gold ($) ............................................                                   242 171 199
Tons milled from the Evander operations were 2,345,000 in fiscal 2003, compared with 2,594,000 in fiscal 2002, and ounces sold were 360,184 in fiscal 2003, compared with 415,382 in fiscal 2002. This decrease was due to the downscaling of the Evander 9 shaft and Evander 8 Shaft moving out of the higher grade area on the current operational levels of the decline area.. Recovered grade was 0.154 in fiscal 2003, compared with 0.160 in fiscal 2002.
This decrease was due primarily to a return to mining at the average grade of the orebody following higher than expected grade in fiscal 2002.
Since it acquired Evander, Harmony has implemented the "Harmony Way" to cut costs and increase productivity. Harmony has decreased the number of employees at Evander and has reorganized Evander's operations by introducing its production site management concept, its ore reserve management system and by selling off non-core assets. These changes have contributed to a decrease in Evander's cash operating costs from $370 per ounce in the fiscal year prior to Harmony's purchase to $242 per ounce in fiscal 2003. The increase in cash costs from $171 per ounce in fiscal 2002 to $242 per ounce in fiscal 2003 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See "Item 5. Operating and
Financial Review and Prospects--Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2003, due primarily to a decline in grade and increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony currently has five operating shafts and one service shaft at its Evander operations. The total shaft hoisting capacities are detailed below:
Shaft
Hoisting Capacity
(tons/month)
Evander No. 2 shaft ........................................................
75,800

Evander No. 3 shaft
1
.......................................................
21,800
Evander No. 5 shaft ........................................................
103,300

Evander No. 7 shaft ........................................................
116,600

Evander No. 8 shaft ........................................................
161,600

Evander No. 9 shaft
2
.......................................................
91,200
______________________
1
Mining at this shaft has ceased.
2
Downscaled beginning in the quarter ended September 30, 2002 and currently only small scale mining is taking place here.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2003, the June 30, 2003 reported proven and probable ore reserves of 77.79 million tons will be sufficient for the Evander operations to maintain production until approximately fiscal 2018. However, because Harmony's Evander operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In particular, Harmony downscaled shaft 9 in the quarter ended September 30, 2002, following the final extraction of the shaft pillar in the quarter ended June 30, 2002. Small scale mining is continuing in this area and
Harmony will do further prospect work to ensure there are no more economical areas to extract.
Production at shaft 3 had also been halted when Harmony acquired the Evander operations, and
Harmony recommenced limited production from this shaft in the quarter ended December 31,
2001. Due to the current economic climate, mining operations at shaft 3 has been ceased during the quarter ended December 31, 2003. Harmony currently expects that production at shafts 2, 5 and 7 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through
2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors--
Harmony's gold reserve figures may yield less gold under actual production conditions than
Harmony currently estimates."
Plants. There are currently two operating metallurgical plants at Evander. The bulk of the mine's ore production is treated at the Kinross plant, which is a CIP/CIL hybrid plant.
The Winkelhaak plant mills all of the ore from shafts 2 and 5, and pumps the slurry to the
Kinross plant for further processing.

The following table sets forth processing capacity and average tons milled during fiscal 2003 for each of the operating plants:

Plant
Processing Capacity
Average milled for the fiscal year ended
June 30, 2003
(tons/month)
(tons/month)
Kinross..........................................................
218,300
143,000
Winkelhaak...................................................
79,400
52,000
In fiscal 2003, Harmony's plants at its Evander operations recovered approximately 96% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony incurred approximately Rand 98.7 million in capital expenditures at the Evander operations in fiscal 2003, principally for underground development at shafts 3, 5, 7 and 8. Harmony has budgeted Rand 104.7 million ($16 million)
for capital expenditures at the Evander operations in fiscal 2004, primarily for development of the decline shaft at 7 and 8 shaft.
Harmony is currently evaluating two development projects in the vicinity of the
Evander operations, which, if undertaken, would involve significant capital expenditures. The
Poplar Project is a greenfield site located 20 kilometers from the existing Evander operations.
Harmony estimates that a twin shaft system extending approximately 1,200 meters below the surface would be required to mine this site, and is evaluating whether such a project would be economically feasible. The Rolspruit Project extends from the existing Evander 8 shaft to the
Poplar Project area. Harmony is evaluating two possibilities for developing this area. The first possibility would involve sinking a twin sub-vertical shaft system to extend Evander 8 shaft from a depths of 1,535 meters to a depths of 2,515 meters to exploit probable reserves of 6 million ounces of gold. The second possibility would involve sinking a separate twin shaft from the surface to a depth of approximately 2,600 meters to exploit probable reserves of 17 million ounces of gold. Harmony completed these feasibility studies in the second half of fiscal 2003.
Both projects, which could grow and extend the life of the operations by approximately 15 years, need higher gold prices to proceed. Should the gold price reach levels above Rand 100,000 per kilogram, the viability of the two projects will be revisited.
Kalgold Operations
**
Introduction. Harmony conducts a surface mining operation at the Kalgold gold mine near Mafikeng in the North West Province of South Africa. Through Kalgold, Harmony
also controls extensive mineral rights on the Kraaipan Greenstone Belt in the North West
Province of South Africa. Harmony purchased Kalgold on July 1, 1999. On November 7, 2003,
Harmony announced its intention to sell Kalgold to The Afrikander Lease Limited (Aflease) for
Rand 275 million. In terms of the agreement, Aflease will pay Harmony Rand 137.5 million in cash. The remaining Rand 137.5 million will be funded by an issue of ordinary shares of Rand
5.35, which was based on the seven day volume weighted average Aflease share price. A total of
**
Harmony entered into an agreement to dispose of its Kalgold operations after the end of the 2003 fiscal year for a consideration of R275 million. See
"Item 8. Financial Information - Significant Changes."

25,700,935 shares will be issued to Harmony. In fiscal 2003, the Kalgold operations accounted for approximately 3% of Harmony's total gold sales.
History. Harmony acquired Kalgold on July 1, 1999 and fully incorporated
Kalgold into its operations in October 1999. Prior to Harmony's acquisition, the Kalgold mine had operated for more than three years.
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
Some mining operations at Kalgold are conducted by mining contractors, who are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony's management. As of June 30, 2003, Harmony had 229 employees at
Kalgold, while the contractors employed 282 people. While there is no reliable industry benchmark for safety at South African surface mining operations, the Kalgold operations had a lost time injury frequency rate of 3.74 per million hours worked in fiscal 2003, and recorded no fatal accidents in fiscal 2003. During fiscal 2003, refurbishment activities at Kalgold's CIL plant resulted in some safety related incidents, which contributed to the increased lost time injury frequency rate. Harmony has, however, addressed these issues and does not expect them to have a material impact on long-term production. Safety at the operations receives constant and high-
level attention and where problems are identified steps are taken to address the situation.
Kalgold achieved 1,000,000 fatal free shifts during the September 2003 quarter and no employee has lost his life on the mine since the commissioning of this mine. In May 2002, Harmony appointed an executive officer to lead initiatives to improve workplace health and safety at
Harmony's South African operations. See "Item 6. Directors, Senior Management and
Employees--Directors and Senior Management--Board Practices."
Detailed below are the operating and production results from open cast operations at Kalgold for the past three fiscal years:

Fiscal year ended June 30,
2003
2002
2001
Production
Tons (`000) ...........................................................
1,195
1,060
1,057
Recovered grade (ounces/ton)...............................
0.062
0.059
0.047

Gold sold (ounces)................................................
74,590
62,179
49,351
Results of operations ($)
Cash cost (`000)....................................................
16,552
12,727
12,834
Cash profit (`000) .................................................
7,984
4,778
673
Cash costs
Per ounce of gold ($) ............................................
222
205
260
Ounces sold were 74,590 in fiscal 2003, compared with 62,179 in fiscal 2002.
This increase was due to improved recovered grade. Recovered grade was 0.062 in fiscal 2003, compared with 0.059 in fiscal 2002. The increase in recovered grade was due to higher grade reserves becoming available from the pit.
Cash costs at Kalgold were $ 222 per ounce in fiscal 2003, compared with $205 in fiscal 2002. This increase was attributable primarily to the appreciation of the Rand against the
U.S. dollar, which caused a significant increase when these costs were translated into U.S.
dollars. See "Item 5. Operating and Financial Review and Prospects--Exchange Rates." If
expressed in Rand terms, costs per ounce would have decreased slightly in fiscal 2003, due primarily to the implementation of collective bargaining agreements and the effect of inflation on supply contracts, which was offset by improved grade. On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2003, the
June 30, 2003 reported proven and probable ore reserves of 8.47 million tons will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2008. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. During fiscal 2001, Kalgold had a CIL plant and a heap leach operation.
Harmony discontinued the active use of Kalgold's heap leach operation in July 2001 and no gold was recovered through heap leaching in fiscal 2002. Over time, however, small amounts of gold normally can be recovered from ore remaining on the leach pads. Harmony expects to apply leaching solution occasionally in the future to recover any available gold. Ore is trucked from the pit and stockpiled according to grade categories. Higher grade ore is processed in the CIL plant. Lower grade ore is dumped on heap leach pads. Following the recent commissioning of the pre-primary crusher, the ore now undergoes a five phase crushing process. An additional ball mill and additional leach tanks have been commissioned, which will increase the capacity to
140,000 tons/month.
The following table sets forth processing capacity and average tons milled during fiscal 2003 for each of the plants:

Plant
Processing
Capacity
Average milled for the fiscal year ended
June 30, 2003
(tons/month)
(tons/month)
CIL..................................................................
109,300
88,000
Heap Leach .....................................................
72,900
*
__________________
*
Active use of heap leaching was discontinued in July 2001; however, Harmony expects to apply leaching solution occasionally in the future to recover any available gold.
In fiscal 2003, Harmony's plants at its Kalgold operations recovered approximately 81% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony incurred approximately Rand 51.6 million in capital expenditures at the Kalgold operations during fiscal 2003, principally for plant upgrade.
Harmony budgeted Rand 0.9 million ($0.14 million) for capital expenditures at the Kalgold operations in fiscal 2004.
Free Gold Operations
*
Introduction. On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50%
interest) for Rand 2.200 billion ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. The
Free Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002. Rand 1.8 billion ($169.2 million at an exchange rate of R10.64 per $1.00) of the purchase price, plus accrued interest, was paid by the
Free Gold Company in April 2002 following the fulfillment of all conditions precedent and
Rand 400 million ($37.5 million at an exchange rate of R10.64 per $1.00) is payable by the Free
Gold Company under an interest-free loan due January 1, 2005. The additional amount relating to taxes was paid by the Free Gold Company when the tax liability became payable by
AngloGold. The amount of Rand 682 million ($90.8 million at an exchange rate of R7.51 per
$1.00) was paid in June 2003. The Free Gold Company expects that approximately 80% of this amount will provide the Free Gold Company with a capital expense deduction against its taxable income from the Free Gold assets. For purposes of U.S. GAAP, Harmony accounted for its equity interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion ($239.4 million). See "Item 5.
Operating and Financial Review and Prospects--Overview."
In connection with the acquisition of the Free Gold assets, on April 5, 2002
Harmony and ARMgold entered into a formal joint venture and shareholders' agreement relating to the Free Gold Company. The agreement provides that Harmony and ARMgold are each responsible for 50% of the expenses associated with operating the Free Gold assets. Pursuant to
*
The Free Gold Operations are now wholly-owned by Harmony following the merger with ARMgold on September
22, 2003. For a further description of the Free Gold and ARMgold merger, please see "Item 5. Operating and
Financial Review and Prospects Contractual Obligations and Commercial Commitments" and "Item 8. Financial
Information Significant Changes."

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
The Free Gold assets consist of the Joel, Tshepong, Matjhabeng and Bambanani mines, associated infrastructure and other mineral rights in the Free State Province of South
Africa. Production from the underground mines and adjacent surface sources is processed through three processing facilities (the Free State 1, or FS1, Plant, the Free State 2, or FS2, Plant
and the Joel Plant). During Harmony's fiscal 2002, sales from the Free Gold assets amounted to
1,143,243 ounces of gold and Harmony's interest in two months of these sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces. Because
Harmony equity accounts for its 50% interest in the Free Gold Company, sales from the Free
Gold assets are not included in Harmony's sales figures in this annual report. For more information on Harmony's consolidation policy, see note 2(g) to the consolidated financial statements.
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
Harmony believes that the acquisition of the St. Helena mine will create operational efficiencies and add approximately 60,000 attributable ounces of gold to Harmony's production base.
Although profitable by the end of the 2003 financial year, a higher gold price is required to fully exploit the potential of this ore reserve.
History. Exploration, development and production history in the area of the Free
Gold assets dates from the early 1900's, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine
(Operations) Limited, which became a wholly-owned subsidiary of AngloGold in June 1998.
AngloGold also owned the Joel mine, which, although it was not a part of this AngloGold subsidiary, is now included within the Free Gold assets owned by the Free Gold Company. The
Free Gold Company also acquired the St. Helena gold mine in October 2002. St. Helena was the first gold mine to be established in the Free State.
Geology. The Free Gold Company's mines are located in the Free State goldfield, which is on the southwestern edge of the Witwatersrand basin. The Bambanani, Tshepong,

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
Mining Operations. The Free Gold Company is engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. The Free Gold Company regularly revisits its mining strategy and management procedures at the Free Gold operations in connection with its effort to minimize risks. Mining depths range from shallow-intermediate at the Joel mine to deep at the Bambanani mine. The primary mining challenges at the Free Gold operations are seismic risks, ventilation and fire avoidance. Both the Bambanani mine and the Matjhabeng mine are classified as seismically active operations with seismic monitoring systems installed to do active seismic risk evaluation, generally located in the vicinity of remnant operations and/or geological structures. Seismic systems are managed by external specialists. Current ventilation and refrigeration systems were evaluated and improved at take-over which Harmony believes will improve productivity and safety. Plans to this effect are being implemented by the Free
Gold Company. Refrigeration plants are installed at the Bambanani and Tshepong Mines.
Following underground fires during the second half of 1999 at the Bambanani mine, mine management reviewed and modified working practices and the efficiency of the overall fire management system.
Mining is conducted at depths ranging from 1,200 and 3,000 meters at
Bambanani, at an average depth of approximately 1,925 meters at Tshepong, at an average depth of approximately 1,700 meters at Matjhabeng, at an average depth of approximately 1,000 meters at Joel and at an average depth of 1,489 meters at St. Helena. Production at Matjhabeng, which is a mature mine nearing closure, is currently focused on the extraction of remnant pillars and shaft pillars, specifically at the Eland Shaft. The Free Gold Company is conducting a development program at the Bambanani shaft. Harmony expects this program to allow access to additional mining areas, which would reduce overall grade but increase overall production and life of mine. The Free Gold Company restarted operations at the Kudu, West and Sable shafts and is in the process of restarting Nyala. The board of directors of the Free Gold Company has also approved the construction of decline tunnels to access lower levels of the Tshepong North shaft. This project will add two additional operating levels below the present level of the
Tshepong North Shaft. The Free Gold Company estimates the cost of the project to be Rand 260 million ($29.7 million). The Free Gold Company estimates that full production at the two additional operating levels will commence by December 2005 and will add 150,000 ounces of gold per year to current production.
The Phakisa Shaft Project was also approved. Phakisa shaft, a surface shaft, was sunk to access the ore reserve to a depth of 2,241 meters below surface. It is estimated that the area will yield 18 million tons, recovering 136 tons of gold over a project life of 20 years.
Project completion requires sinking (178 meters), equipping and commissioning of the shaft with access development and stoping to maximum production build-up at a capital cost of Rand 550 million ($85.8 million). The project is expected to, at full production in 2010, achieve rates of
280,000 ounces per annum.
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
During Harmony's fiscal 2003, the safety record at the Free Gold assets compared favorably with the South African industry average. The Free Gold Company applies safety standards similar to safety standards for Harmony operations and safety standards receive constant and high-level attention. Where problems are identified, the Free Gold Company takes steps to address the situation.
The Free Gold Company has begun implementing measures to reduce costs while increasing production and extending mine life, in a manner that Harmony believes is consistent with the "Harmony Way."
Underground Operations. Detailed below are the operating and production results from underground mining at the Free Gold assets for the calendar years ended
December 31, 2001, for the six months ended June 30, 2002 and the fiscal year ended June 30,
2003. The reporting periods differ as the year end was changed to bring it in line with
Harmony's reporting period.
Fiscal year ended
June 30,
Six months ended
June 30,
Calendar year
ended December
31,

2003
2001
Production
Tons (`000) ...........................................................
5,178
2,179
5,454
Recovered grade (ounces/ton)...............................
0.206
0.228
0.204
Gold sold (`000 ounces)........................................
1,066,564
497,080
1,110,000
Results of operations ($)
Cash cost (`000)....................................................
213,668
77,108
251,200
Cash profit (`000) .................................................
136,810
83,380
66,000
Cash costs
Per ounce of gold ($) ............................................
200
155
226
2002
The lower recovery grade was a result of the inclusion of the lower grade St
Helena operations, as well as Bambanani returning to its average mining grade.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold assets, in the fiscal 2003, the June 30, 2003 reported proven and probable ore reserves of 90.71 million tons will be sufficient for the Free Gold assets to maintain underground production until approximately 2015. However, because the Free Gold assets consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
The Free Gold Company has eleven operating shafts, the rock hoisting capacities of which are set forth below.
Shaft
Hoisting Capacity
(tons/month)
Tshepong North shaft
1
.............................................
Bambanani East shaft....................................................
West shaft ....................................................................
88,200
385,800
77,200
132,300
308,600
82,700
88,200
88,200
110,200
165,300
181,800
215,000

Joel North and South shafts
2
..................................
Matjhabeng Eland shaft ...............................................
Matjhabeng Sable and Kudu shafts..............................
Matjhabeng Nyala shaft ...............................................
St. Helena No. 2 shaft
3
........................................
St. Helena No. 4 shaft
4
........................................
St. Helena No. 8 shaft
5
.......................................
St. Helena No. 10 shaft
6
......................................
Phakisa........................................................................
________________________________________
1
Currently operating at a rate of 136,000 tons per month while upgrades in the shaft to facilitate increased production are in progress.
2
Currently operating at a rate of 40,000 tons per month, in line with the shaft's current mining plan.
3
Currently operations at a rate of 20,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.
4
Currently operating at a rate of 15,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.
5
Currently operating at a rate of 36,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.
6
Currently closed due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free
Gold Company.
Surface Operations. Detailed below are the operating and production results from the Free Gold Company's surface operations for the calendar years ended December 31, 2001, the six months ended June 30, 2002 and the fiscal year ended June 30, 2003. The reporting periods differ as the year end was changed to bring it in line with Harmony's reporting period.
Fiscal year ended
June 30,
Six months ended
June 30,
Calendar year
ended December
31,
2003
2002
2001
Production
Tons (`000) ...........................................................
5,146
2,641
0.023
61,086
7,526
11,980
123
4,049
Recovered grade (ounces/ton).............................
0.017
0.022
Gold sold (ounces)................................................
88,864
89,000
Results of operations ($)
Cash cost (`000)....................................................
19,108
11,000
Cash profit (`000) .................................................
9,816
13,500
Cash costs
Per ounce of gold ($) ............................................
215
167

The reduction in recovery grade was as a result of lower grade surface sources available for treatment.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold assets in the fiscal 2003 year, the June 30, 2003 reported proven and probable ore reserves of 26.14 million tons will be sufficient for the Free
Gold assets to maintain surface production until approximately 2015. However, because the
Free Gold assets consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. The Free Gold Company operates four plants: the FS1, FS2, Joel and
St. Helena plants. The FS1 plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by fully autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion. The FS2 Plant is largely dedicated to the treatment of surface sources. It was commissioned in the early 1950's and employs conventional crushing and filtration technology. The Joel plant is a hybrid CIP/CIL plant and was commissioned in
1984. St. Helena operates a conventional zinc precipitation filter plant supported by two mills that treat surface sources.
The following table sets forth processing capacity and average tons milled during the fiscal year ended June 30, 2003 for each of the plants:
Plant
Processing Capacity
Average milled for the
fiscal year ended
June 30, 2003
(tons/month)
(tons/month)
FS 1..............................................
463,000
FS 2..............................................
330,700
Joel...............................................
165,300
St. Helena

...................................
110,200
47,000
436,000
324,000
135,000

Harmony estimates that in the periods covered by the above chart, FS1 recovery has been approximately 97% for reef ore and 88% for waste rock, FS2 recovery approximately
95%, Joel recovery has been approximately 95% and St. Helena recovery has ranged from 50%
to 90%. Overall recovery is a function of the mix of feed ore, as surface sources tend to have a lower recovery than underground reef.
Capital Expenditure. The Free Gold Company's capital expenditures amounted to approximately Rand 195.7 million in the fiscal year ended June 30, 2003, primarily for underground development at Bambanani and Tshepong. The Free Gold Company budgeted

Rand 380.4 million ($58.3 million) for capital expenditures in fiscal 2004, primarily for developing the Tshepong Shaft, Bambanani and Phakisa.
Australian Operations
Introduction
Harmony conducts its Australian operations through three Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002 and Abelle acquired with effect May 1, 2003. Through the New
Hampton transaction described below, Harmony acquired two operations in Western Australia
(Big Bell in the Murchison region and Jubilee in the Eastern Goldfields near Kalgoorlie), two processing plants associated with these operations and related exploration rights. Through the
Hill 50 transaction described below, Harmony acquired the Mt. Magnet operations in the
Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie, two plants associated with these operations and related exploration rights. Through the Abelle transaction described below, Harmony acquired the Gidgee operations in the Murchison region of Western Australia with the plant associated with this operation as well as exploration projects in Australia, Papua New Guinea and Indonesia. In November, 2003 Harmony announced that it sold its Gidgee Operations. See "Item 8. Financial Information Significant Changes."
In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton's Jubilee operations with
Hill 50's New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. Each of Harmony's Australian
operations Big Bell, Mt. Magnet, and South Kalgoorlie conducts surface mining (principally through open pit methods) and underground mining, with access through one decline at Big Bell, two declines at Mt. Magnet and one decline at South Kalgoorlie. Mining at Harmony's
Australian operations involves more mechanized mining than at Harmony's South African operations. Outside contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony's management. As of June 30, 2003, Harmony's Australian operations had 603 employees, while the contractors employed 696 people.
Harmony commenced gold mining operations in Australia following the New
Hampton transaction. On December 19, 2000, Harmony announced that it had agreed to purchase 19.99% of New Hampton ordinary shares from Normandy Mining, subject to certain conditions. Harmony also made an offer for all of the outstanding ordinary shares of New
Hampton at a purchase price of A$0.265 per share. Harmony received SARB and Australian
Foreign Investment Review Board approval for the transaction in January 2001. On
March 22, 2001, Harmony increased its offer price to A$0.275 per share and announced that
Normandy Mining had accepted Harmony's offer for Normandy Mining's remaining 13.2%
shareholding in New Hampton, and that the New Hampton board of directors recommended that
New Hampton shareholders accept Harmony's offer and indicated their intention to accept
Harmony's offer for their individual holdings. The total cash bid valued New Hampton at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or
$28.5 million at an exchange rate of R8.00 per $1.00). This offer closed on July 12, 2001, at which time Harmony had acquired 96.2% of New Hampton's shares and 95% of New
Hampton's options. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. In line with
Harmony's strategy to mine reserves only when it is economical to do so, following the New
Hampton transaction, Harmony reduced New Hampton's production to approximately 200,000 ounces per year.
Harmony expanded its Australian operations through the Hill 50 transaction. On
December 11, 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50, at a purchase price of A$1.35 per share and A$0.65 per listed option. Harmony would also pay a price equal to the difference between the cash price offered for the Hill 50 shares and the exercise price for each Hill 50 director and employee option. On that date, Harmony also announced that Hill 50's largest shareholder had accepted
Harmony's offer for its 16.3% holding. Harmony increased the offer price to A$1.40 per share and A$0.70 per listed option on February 21, 2002, and to A$1.45 per share and A$0.75 per listed option on April 3, 2002, for a total price of approximately A$233 million (R1,419 million at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per
$1.00). On February 21, 2002, Harmony also announced that Hill 50's directors had informed
Harmony that they intended to recommend Harmony's offer to Hill 50 shareholders, and to accept Harmony's offer in respect of their own shareholdings. The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50's shares and 98.76% of Hill 50's listed options had accepted Harmony's offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
On February 26, 2003 Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle, at a purchase price of A$0.75 per share and A$0.45 per listed option, for a total price of approximately A$151 million. On the date of the offer announcement Harmony also announced that it has entered into an agreement with Abelle whereby Abelle placed 35 million new shares in Abelle with Harmony, at a price of A$0.75 per share, subject to certain conditions including Abelle shareholder approval. This placement was approved by shareholders at a meeting of Abelle held on April 30, 2003 and the placement was completed on May 8, 2003. This transaction represented approximately 18% of Abelle's expanded issued share capital. On February 25, 2003 Harmony entered into a pre-bid acceptance agreement for a nominal consideration of A$10, pursuant to which Silvara Pty Ltd, a subsidiary of the Guiness Peat Group plc agreed to accept the share offer in respect of a total of 32,044,533
Abelle shares, representing 19.95 of the total issued share capital of Abelle at that date. The original offer was extended from April 24, 2003 to April 30, 2003. Harmony closed its offers on
April 30, 2003 and advised at that date it had a relevant interest in 87% of Abelle shares and 65%
of Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle.
New Hampton sold 191,521 ounces of gold in fiscal 2002, which were included in
Harmony's gold sales for fiscal 2002, and Hill 50 sold 275,185 ounces of gold in fiscal 2002, three months of which, or 61,472 ounces, were included in Harmony's gold sales for fiscal 2002.
The addition of New Hampton and Hill 50 to Harmony's operations has increased Harmony's reserves by approximately 2.34 million ounces. With effect from April 1, 2002, Harmony reports the New Hampton and Hill 50 operating and financial results together within an "Australian
Operations" segment, which was expanded on May 1, 2003 to include Abelle, which is further segmented into the Big Bell operations, the Mt. Magnet operations, the South Kalgoorlie operations (consisting of the Jubilee and New Celebration operations) and Gidgee operations. In
November, 2003, Big Bell was sold for approximately A$ 2.45 million. Abelle sold 11,534 ounces of gold which were included in Harmony's gold sales for 2003. In fiscal 2003, the
Australian operations accounted for approximately 21% of Harmony's total gold sales.
Harmony's Australian operations control exploration and mineral rights over a total area of approximately 571,000 hectares (1,410,097 acres), of which the active mining areas currently total approximately 327,957 hectares (810,399 acres). The exploration and mining titles of Abelle Limited within Australia cover an additional area of approximately 95,179 hectares
(235,192 acres) of which active mining areas currently total approximately 56,700 hectares
(140,109 acres).
The following chart details the operating and production results from Harmony's
Australian operations for the past three fiscal years:
Fiscal year ended June 30,
2003
1
2002
2
2001
3
Production
Tons (`000) ......................................................
7,883
5,273
1,200
Recovered grade (ounces/ton)..........................
0.065
0.048
0.048
Gold sold (ounces)...........................................
509,654
252,993
55,653
Results of operations
Product sales (`000) .........................................
165,351
66,402
18,057
Cash cost (`000)...............................................
138,808
59,537
17,779

Cash profit (`000) ............................................
31,246
6,865
278
Cash costs
Per ounce of gold ($) .......................................
272
235
319
_________________
1
Includes gold sales from Abelle's Gidgee Operations for 2 months from May 1, 2003.
2
Includes gold sales from Hill 50 (including Mt. Magnet and the New Celebration portion of the South Kalgoorlie operations) for three months from April 1, 2002.
3
Includes gold sales from New Hampton (including Big Bell and the Jubilee portion of the South Kalgoorlie operations) for three months from April 1, 2001.
Tons milled from Australian operations were 7,883,000 in fiscal 2003, compared with 5,273,000 in fiscal 2002. This increase was primarily due to the inclusion of a full year of results from Hill 50 and two months of results from Abelle's Gidgee operations, reflecting the period during which the Abelle mine was operated for the account of Harmony, which was offset by the reduction in tons milled from Big Bell due primarily to disappointing results from Big
Bell's underground mine. Recovered grade from Australian operations was 0.065 in fiscal 2003, compared with 0.048 in fiscal 2002. Recovered grade increased due primarily to the inclusion of the higher grade Hill 50 operations for the full year in fiscal 2003. Cash costs for Australian operations were $272 per ounce of gold in fiscal 2003, compared with $235 per ounce of gold in fiscal 2002. This increase was attributable primarily to the higher cost of underground production from Hill 50 and Big Bell mines in the current year due to the issues set out in detail under the consolidated financial statements as well as the strengthening of the Australian dollar against the U.S. dollar.
Big Bell Operations
History. Gold mining at Big Bell commenced in 1937. The Big Bell mine closed in 1955 and reopened in early 1989. Normandy Mining acquired Big Bell in 1991 and New
Hampton acquired the mine from Normandy Mining in 1999. Since the commencement of operations in 1937 to June 30, 2003, total gold sales from the Big Bell area exceed two million ounces. In November 2003, the plant was sold for approximately A$ 2.45 million.
In fiscal 2003, the company put the Big Bell underground operations in harvest mode, as continued low grades from underground has made the operation uneconomical.
Underground mining ceased at Big Bell during July, 2003 and it is anticipated that plant cleanup will be completed by the end of the calendar year. Most of the other assets and surface infrastructure have been allocated to Harmony's other mining operations in Australia or sold.
Prospective tenements to the south of Cue, which were previously included under the Big Bell operations, have been allocated to the Mt. Magnet operations for possible open pit mining and included in their reserves. It has been calculated that it will be economical to transport ore from these sources to the Checker plant at Mt. Magnet, which is located approximately 80 kilometers away from Big Bell.
Total rehabilitation costs of the site are estimated to be A$ 7 million. A detailed rehabilitation program has been put in place to ensure that the mining areas are rehabilitated to standards set by the Department of Industry and Resources in Australia.
Geology. The Big Bell operations, located in the Murchison region of Western
Australia, include a mature underground mine and nearby open pit operations at Cuddingwarra and Cue. The Murchison region is a sub-province of the Archaean Shield in Western Australia.
The Big Bell lode is a steeply Southeast dipping (50 degrees to 70 degrees) sheet with a strike length of 1,000 meters. The distinctive gold-bearing horizon is 5 meters to 25 meters thick and is intersected by resource drilling down to 1,400 meters below surface. The Cuddingwarra and Cue deposits, approximately 17 kilometers and 27 kilometers from the Big Bell underground mine, respectively, occur in a sequence of porphyry-intruded metamorphosed mafic and ultamafic rocks of the Meekatharra-Widgee greenstone belt.
Mining Operations. The Big Bell operations were engaged in both underground and open pit mining. These operations were subject to all of the underground and open pit mining risks detailed in the Risk Factors section. Underground mining at depths of up to 600 meters was conducted by way of a decline and a longhole sub-level caving method was employed. Contractors operated diesel powered mining equipment to transport ore up the decline and delivered it to the crusher pad. At the Cuddingwarra and Cue open pit operations,
New Hampton employs outside contractors to extract ore with large earthmoving equipment.
The open pits are situated on small ore bodies, which results in short mine lives (generally less than a year). As a result, Harmony had to continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See "Item 3. Key

Information--Risk Factors--To maintain gold production beyond the expected lives of
Harmony's existing mines or increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery."
The primary challenges facing the Big Bell operations were controlling costs in the underground mine and finding replacement ore reserves (particularly for short-lived open pits) through an aggressive exploration program. See "Item 4. Information on the Company--
Business--Exploration." The Big Bell underground mine was also affected by seismic events and good geotechnical management was important to maintain safety and productivity. During fiscal 2003, the safety record at Big Bell compared favorably with the Australian industry average.
Mining at the lower levels of the Big Bell underground mine continued to yield disappointing results as indicated in 2002, with lower than expected grade. This ultimately led to the decision to close the operation. In November, 2003 the plant was sold for approximately
A$ 2.45 million.
Detailed below are the operating and production results from operations at Big
Bell for the last three fiscal years:
Year ended June 30,
2003
2002
2001
Production
Tons (`000) ...........................................................
2,900
2,147
2,763
Recovered grade (ounces/ton)...............................
Gold sold (ounces)................................................
132,389
132,579
132,315
Results of operations ($)
Cash cost (`000)....................................................
38,288
44,491
62,106
Cash profit/(loss) (`000)........................................
(2,265)
(4,458)
22,033
Cash costs
Per ounce of gold ($) ............................................
289
335
256
Tons milled in fiscal 2003 were 2,147,000 compared with 2,900,000 in fiscal
2002, and ounces sold in fiscal 2003 were 132,579, compare with 132,389 in fiscal 2002. As a result of being in harvest mode for most of fiscal 2003, tonnage at Big Bell decreased significantly. However the decision to close the mine enabled the company to target the higher grade remaining areas, which resulted in an increase in recovered grade. In the prior year mainly surface sources were treated, while development was carried out at the Big Bell underground mine, hence the lower grade. In fiscal 2003, cash operating costs at Big Bell increased to $335 per ounce from $289 per ounce in fiscal 2002. This increase was primarily attributable to lower tonnages treated from surface sources, and more higher cost underground tons being processed.
Plant. The Big Bell operations include one metallurgical plant, which was disposed of in November, 2003. Ore from the Big Bell underground and open pit operations was processed through this CIL treatment plant located 28 kilometers from Cue in the Murchison region. Ore extracted from the Big Bell underground mine was transported by diesel powered mining equipment up the decline and to the crusher pad. Road trains delivered ore from the open pits. The plant underwent significant capital refurbishments during fiscal 2001 in an effort to ensure that planned throughput was achieved, but due to the age and layout of this plant, unit costs were higher than at other plants in Harmony's Australian operations.
The following table sets forth processing capacity and average tons milled during fiscal 2003 for the Big Bell plant:
Plant
Processing
Capacity
Average milled for the fiscal year ended
June 30, 2003
(tons/month) (tons/month)
Big Bell .........................................
178,769
275,000
In fiscal 2003, the Big Bell operations recovered approximately 87% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony spent approximately A$1.9 million in capital expenditures at the Big Bell operations during fiscal 2003, principally for site rehabilitation work when the mine went into closure mode.
Mt. Magnet Operations
History. Mining at Mt. Magnet began after the discovery of gold in 1896. From that time to June 30, 2003, the Mt. Magnet operations have produced approximately 5 million ounces. The current Mt. Magnet operations, which Harmony acquired in the Hill 50 transaction, are comprised of the Hill 50 and Star underground mines, production from which commenced in the late 1980s, nearby open pits and the processing of low grade ore from previously accumulated stockpiles.
Geology. The Mt. Magnet operations are located near the town of Mt. Magnet in the Murchison region, 560 kilometers northeast of Perth. The geology consists of folded basaltic and komatiitic greenstones with intercalated banded iron formations and volcaniclastic units. In addition to having been intensely folded, the area has undergone substantial faulting and later intrusion by felsic intrusives. Mineralization within the Murchison belt consists of sulfide replacement style (characteristic of the Hill 50 mine) and quartz lode and shear hosted hydrothermally emplaced bodies proximal to fault conduits. Smaller stockwork bodies within felsic intrusives are also common. As is typical of the Archaean Shield, the deep weathering profile at Mt. Magnet has resulted in supergene enrichment and hypogene dispersion of gold in the oxidizing environments. These effects lend themselves well to the process of small scale open pit mining. Underground mining of primary lodes is the largest contributor to Mt.
Magnet's gold production.
                              .

                        Mining Operations. The Mt. Magnet operations are engaged in underground, open pit and waste rock mining. These operations are subject to all of the underground, open pit, and waste rock mining risks detailed in the Risk Factors section. Harmony intends to revisit its mining strategy and management procedures at these operations on a regular basis in connection with its effort to minimize mining risks

                          Underground operations at Mt. Magnet consist of the Hill 50 and Star mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,000 meters in depth, is currently one of Australia's deepest underground mines. The Star mine is approximately 600 meters in depth. Underground mining is conducted by decline tunnel access. The principal challenges facing the Hill 50 underground mine is its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. As a result, maintaining adequate grade remains a critical component of this mine. The same issues affect the Star underground mine, but due to its lower grade and variability of grade, it faces additional challenges. Its orebody is difficult to define and unless significantly better grades are identified by exploration drilling, the current grades and cost structure do not justify further investment in deepening the decline. If decline development stops, it will result in the Star mine entering a harvest mode for an estimated period of 12 months.
Surface operations at Mt. Magnet exploit several medium-sized open pits, as well as numerous smaller open pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet. The principal challenge facing the Mt. Magnet operations is that the open pits are situated on small ore bodies, which results in short mine lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves.
Maintaining grade and managing the increased geotechnical complexities of the Hill 50 and Star underground also remains critical. See "Item 3. Key Information--Risk Factors--To maintain gold production beyond the expected lives of Harmony's existing mines or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery."
As of June 30, 2003, the safety record at the Mt. Magnet operations compared favorably with Australian industry averages. Safety standards for other Harmony operations are being applied at the Mt. Magnet operations and will receive constant and high-level attention.
Where problems are identified, steps are taken to address the situation. Harmony is making a concerted effort to train line management at newly acquired assets, including the Mt. Magnet operations, in Harmony Australia's safety practices.

Detailed below are the operating and production results from operations at
Mt. Magnet for the last three fiscal years:
Year ended June 30,
2003
2002
2001
Production
Tons (`000) ...........................................................
3,022
2,922
3,132
Recovered grade (ounces/ton)...............................
Gold sold (ounces)................................................
189,689
0.063
0.063
0.065
182,690
203,575
Results of operations ($)
Cash cost (`000)....................................................
34,495
42,989
37,130
Cash profit/(loss) (`000)........................................
17,504
13,615
18,097
Cash costs
Per ounce of gold ($) ............................................
182
235
182
Tons milled in fiscal 2003 were 2,922,000 compared with 3,022,000 in fiscal
2002, and ounces sold in fiscal 2003 were 182,690, compared with 189,689 in fiscal 2002.
These decreases were primarily attributable to reduced production from the Hill 50 underground mine. Production at Hill 50 underground mine was negatively affected by a series of rockfall incidents starting in February 2003, which blocked the main ventilation, raises near the bottom of the mine. These incidents not only affected all of the high grade production stopes but also revealed the need for a redesign of the stope configurations and the positioning of the ventilation system at the deeper levels of the mine. This adversely affected production levels and costs at
Hill 50. The new ventilation raises are expected to be completed at a cost of A$2.8 million by
Dec 2003. The Star underground mine and open pits took up a significant portion of the tonnage shortfall but could not make up for the gold production shortfall from this high grade source.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2003, the June 30, 2003 reported proven and probable ore reserves of 10.55 million tons for Mt. Magnet would be sufficient to maintain production until approximately fiscal 2008. However, because the Mt. Magnet operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3.
Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plant. The Mt. Magnet operations include one metallurgical plant. This plant was built in 1989 as a CIL plant and was upgraded in late 1999 to a CIP plant. Actual throughputs of the Mt. Magnet plant varies based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard
(sulfide) and 30% oxide (soft) blend. The following table sets forth processing capacity and average tons milled during fiscal 2003 for the Mt. Magnet plant:

Plant
Processing Capacity
Average milled for
the fiscal year ended
June 30, 2003
(tons/month)
(tons/month)
Mt. Magnet ....................................................
220,000
243,300
In fiscal 2003, the Mt. Magnet plant recovered approximately 92% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony made approximately A$ 26.2 million
($ 15 million) in capital expenditures at the Mt. Magnet operations during fiscal 2003, primarily for underground development, exploration and plants. Harmony has budgeted approximately
A$ 33 million ($27.5 million) for capital expenditures at the Mt. Magnet operations during fiscal
2004, principally for underground development and infrastructure.
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
Since the commencement of operations to June 30, 2003, total gold production from Harmony's mines in the South Kalgoorlie area exceeds two million ounces.
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
At Jubilee, during fiscal 2003 open cast mining was conducted mainly at the
Trojan and Triumph pits and a number of other smaller open pits. Harmony employs contractors who use large earthmoving equipment to extract ore from these pits. Harmony expects that mining of the Trojan Pit will resume in June, 2004. The surface operations at New Celebration exploited a number of small short-life and shallow open-cast mines during fiscal 2003. At the end of June, 2003, a decision was taken to use the New Celebration plant for toll treatment purposes. A contract was signed for an initial period of 6 months up to February, 2004, with the option to extend the period for another 6 months thereafter. The decision to toll treat ore at the
New Celebration plant will alleviate the continuous pressure on finding replacement ore for two mills at SouthKal Mines, and enable these operations to focus on finding more quality ounces.
Harmony ore from both surface and underground sources will now be treated at the Jubilee plant.
The primary challenge facing the South Kalgoorlie operations is that most of the open pits are situated on small ore bodies, which results in short mines lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See "Item 3. Key Information--Risk Factors--To maintain or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery."
SouthKal Mines also includes the Mt. Marion underground mine. This mine faces challenges similar to those faced by the Mt. Magnet underground operations; however, depths at
Mt. Marion are much shallower (500 meter vertical depth versus 1,000 meter vertical depth at
Mt. Magnet). Mt. Marion is a decline mine that has switched to a longhole sub-level caving methodology. The purpose of this change in mining method is to better manage the geotechnical risks without diminishing returns from the mine. The Mt. Marion mine also is exposed to other risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting.
During fiscal 2003, the safety record at SouthKal Mines in terms of lost time frequency rate and fatality frequency rate compared unfavorably with the Australian industry average, with 3 lost time injury incidents for the year. These lost time injuries occurred mainly as a result of the large number of contractors used in the refurbishment of the processing plants during the year. Safety standards for other Harmony operations are being applied throughout the
South Kalgoorlie operations and will receive constant and high-level attention. Where problems are identified, steps are taken to address the situation. Harmony is making a concerted effort to train line management at newly acquired assets, including the South Kalgoorlie operations, in
Harmony Australia's safety practices.

Detailed below are the operating and production results from the South Kalgoorlie operations, which were completed by combining historical figures from the Jubilee and New
Celebration operations, for the last three fiscal years:
Year ended June 30,
2003
2002
2001
Production
Tons (`000) ...........................................................
1,973
2,749
2,038
Recovered grade (ounces/ton)...............................
Gold sold (ounces)................................................
135,366
182,851
164,553
Results of operations ($)
Cash cost (`000)....................................................
31,604
49,319
38,572
Cash profit (`000) .................................................
5,881
5,007
2,932
Cash costs
Per ounce of gold ($) ............................................
233
270
234
0,067                             0,069                             0,081
Tons milled in fiscal 2003 were 2,749,000, compared with 1,973,000 in fiscal
2002, and ounces sold in fiscal 2003 were 182,851, compared with 135,000 in fiscal 2002.
These increases were primarily attributable to increased open pit throughput for the year. On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2003, the June 30, 2003 reported proven and probable ore reserves of 3,72 million tons for the South Kalgoorlie operations would be sufficient to maintain production until approximately fiscal 2004. However, because the South Kalgoorlie operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See "Item 3.
Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Following the New Hampton acquisition, Harmony began implementing the
"Harmony Way" at Jubilee and following the Hill 50 acquisition, Harmony has been integrating the Jubilee and New Celebration operations to form the South Kalgoorlie operations, which was completed at the beginning of fiscal 2003.
Plants. The South Kalgoorlie operations include two metallurgical plants, located at Jubilee and New Celebration. The Jubilee CIL treatment plant has been well maintained and is capable of achieving the planned production from the mining operations. Ore is hauled from the open pits as well as the Mt. Marion underground mine to the treatment plant by conventional road trains.
The New Celebration plant was commissioned in 1986 as a CIP plant and later upgraded in 1988 by the addition of a larger parallel circuit. In 2003 a decision was taken to use this plant for toll treatment purposes. Actual throughputs of the South Kalgoorlie plants vary based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% soft (oxide) blend.

The following table sets forth processing capacity and average tons milled during fiscal 2003 for the South Kalgoorlie plants:
Plant
Processing Capacity
Average milled for the fiscal
year ended June 30, 2003
(tons/month) (tons/month)
Jubilee .......................................
110,000
104,570
124,422
New Celebration........................
138,000
In fiscal 2003, the Jubilee and New Celebration plants recovered approximately
92% and 93%%, respectively, of the gold contained in the ore delivered for processing.
Capital Expenditure. In fiscal 2003, Harmony made approximately A$ 11.2 million in capital expenditures at SouthKal Mines, primarily for underground and open pit mine development and exploration. Harmony has budgeted approximately A$ 12.3 million ($10.6 million) for capital expenditures at the South Kalgoorlie operations during fiscal 2004, principally for underground and open pit mine development.
Burnside Joint Venture - Northern Territory Operations
History. Since the discovery of gold in the Northern Territory of Australia in
1865 the state has produced a more than 11 million ounces of gold. This production has come from three principal areas, the Tennant Creek field, the Granites-Tanami region and the Pine
Creek Orogen, the latter having produced about 30% of the total.
Harmony acquired gold mining interests in the Pine Creek Orogen (centered 150 kilometers South of Darwin) through the acquisition of Hill 50 Limited (Hill 50) in March, 2002.
Hill 50 had acquired 100% interest in the Maud Creek Gold Project, near Katherine NT and
100% interest in gold resources surrounding the Brocks Creek processing plant. In April 2002,
Hill 50 finalized a 50-50 joint venture agreement (Burnside Joint Venture) with Northern Gold
NL that merged the mining assets of both companies within a 30 kilometer radius of the Brocks
Creek 1,000 ton per year processing plant, which itself is an asset of the joint venture asset. In mid-2003, key tenements at the Pine Creek gold mining center were also acquired by the joint venture.
Burnside Joint Venture. The principal objective of the Burnside Joint Venture is to explore, develop and treat gold ores within the jointly held tenement group. To this end, exploration drilling and underground mine development have been undertaken by the parties.
The joint venture agreement is between Buffalo Creek Mines NL (a subsidiary of Hill 50) and
Territory Goldfields NL (a subsidiary of Northern Gold NL). The parties formed a management company named Burnside Operations Pty Ltd to manage all mining and exploration matters of the joint venture. The Maud Creek Project is not subject to the Burnside Joint Venture and is still 100% controlled by Harmony.
The total area held by the Burnside Joint Venture under mining and exploration tenure is approximately 244,000 acres, of which 234,000 acres have been granted. The Maud
Creek Project tenements comprise a total of approximately 150,000 acres, of which 54,000 acres have been granted.

Geology. The Burnside Joint Venture area contains numerous historic and recently discovered gold occurrences, some of which have produced gold from open pit and underground mining, and others that are at an advanced stage of exploration through resource drilling. The deposits lie within Lower Proterozoic metasediments that were folded and faulted during the Pine Creek Orogeny. Gold in the region typically occupies sulphide rich quartz veins within the axial zones of anticlinal fold structures.
The most significant of these are the Cosmopolitan Howley mine that historically has produced 475,000 ounces largely from open pit mining.
In fiscal 2003, two upper levels of the Zapopan Mine were developed by the joint venture by decline access. Approximately 12,125 tons of development ore was toll treated at an average grade of 0.21 ounces per ton Au, producing 2,600 ounces for the joint venture. The ore was free milling with 99% recoveries. Development on the decline has stopped while further exploratory drilling is in progress to extend the down plunge resource potential of the deposit.
Approximately A$13 million was spent on capital development costs by the joint venture for fiscal 2003. Mining engineering studies are progressing in parallel to determine the optimum mining method and cost structure for the operation. Firm, updated mining reserves will result from these studies. It is anticipated that profits from the Zapopan operation will support initial exploration and development costs at the larger Cosmopolitan Howley underground resource.
Exploratory drilling by both Hill 50 and Harmony established potential gold deposits in the area. The fine grain size of the gold and its association with sulphide have refractory characteristics that require alternative methods of treatment. Further metallurgical work is required on the resource.
Forward Proposals. The Burnside Joint Venture plans to further investigate and explore the Zapopan gold deposit using diamond core drilling programs in parallel with mining engineering studies. The outcome of this study will determine the timing of rehabilitating the
Brocks Creek processing plant and exploratory diamond drilling of the deeper extensions to the
Cosmopolitan Howley mine. Other satellitic deposits within the Burnside Joint Venture will also be further drilled and modeled to supplement the operation.
Abelle
Introduction. On February 26, 2003, Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle, at a purchase price of
A$0.75 per share and A$0.45 per listed option, for a total price of approximately A$151 million.
On the date of the offer announcement, Harmony also announced that it has entered into an agreement with Abelle whereby Abelle placed 35 million new shares in Abelle with Harmony, at a price of A$0.75 per share, subject to certain conditions including Abelle shareholder approval. This placement was approved by shareholders at a meeting of Abelle held on April 30, 2003 and the placement was completed on May 8, 2003. This transaction represented approximately 18% of Abelle's expanded issued share capital. On February 25, 2003 Harmony entered into a pre-bid acceptance agreement for a nominal consideration of A$10, pursuant to which Silvara Pty Ltd, a subsidiary of the Guiness Peat Group plc has agreed to accept the share offer in respect of a total of 32 044 533 Abelle shares,

representing 19.95 of the total issued share capital of Abelle at that date. The original offer was extended from April 24, 2003 to April 30, 2003. Harmony closed its offers on April 30, 2003 and advised at that date it had a relevant interest in 84.57% of Abelle shares and 63.18% of
Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle.
History. Abelle was listed on the Australian Stock Exchange (ASX) on April 24,
2002. In August 2002, a merger was proposed with Aurora Gold Ltd, also listed on the ASX.
The proposed merger through a scheme of arrangement was completed in January 2003. Abelle has various exploration projects in Australia, Papua New Guinea and Indonesia. It also operates the Gidgee Gold mine in the Murchison region of Western Australia.
Gidgee Gold Mine
History. The Gidgee Gold Project was acquired by Abelle in late 1999 from a public tender following the appointment of a Receiver and Manager to Australian Resources Ltd.
On November 7, 2003 Abelle announced that it has entered into negotiations with
Legend Mining Limited, whereby Legend has offered to purchase the Gidgee gold project. For a description of the terms and conditions, see "Item 8. Financial Information Significant
Changes."
Geology. The Gum Creek greenstone belt, which outcrops over an area 110 kilometers long and 25 kilometers wide is situated at the northern limit of the Southern Cross
Province of the Archaean Yilgarn Craton. It is elongate north-northwest and contains a southerly plunging synform in which volcanic and sedimentary rocks are bounded on the east and west by granitoids.
The Gum Creek greenstone belt comprises a lower sequence of mafic and ultramafic extrusive and intrusive rocks interbedded with BIF, overlain by a sequence of felsic volcanic and mafic volcanic rocks and sediments metamorphosed to lower greenschist-lower amphibolite facies. Granitoid stocks and east - west striking Proterozoic dolerite dykes intrude both sequences. Although the structure is synclinal, the mafic volcanic rocks in the center of the belt are considered to be part of the lower sequence, having been brought to the surface by major folding and faulting.
Operations Summary. The Gidgee Gold Project processed a blended ore feedstock from the Swan Bitter underground mine, various open pits and low grade stocks.
Mining Reserves for the project as at June 30, 2003 are 344,000 tons at 4.8 grams per ton Au for a contained 52,644 ounces. Identified Mineral Resource totals an 2,466,600 tons at 6.5 grams per ton Au for 516,775 contained ounces. The mining reserves are sufficient to maintain production for a life of a further 1 year at current levels of gold production.
The key component of gold production since Abelle acquired the Gidgee Gold
Project has been the Swan Bitter underground mine. This is supplemented by open pit mining from the pits of South Reliance, Think Big, Shiraz, Snook, North Wahoo and Cobia.

Open pit mining at the Gidgee Gold Mine ended midway through the year with a poor performance from the last pit, South Snook, leaving only one production source, the Swan
Bitter Underground mine. The underground ore and low grade stocks are blended to aggregate a mill feedstock.
The Swan Bitter underground mine also had a major setback during the year as the main development focus, the southern extensions and Butcherbird decline failed to live up to expectations. Despite significant development and ore driving, only a small portion of the ore reserve was deemed to be economically viable to mine. The focus of the operation has since shifted to the western and newly discovered Tunisia and Australia lodes, which reconciled positively. The mine was back on track for the final quarter of the 2003 financial year with a very solid performance. However, the impact of the failed southern areas and the poor reconciliation from the South Snook pit severely impacted the annual results.
Gidgee's results were included in Harmony's results for 2 months from the effective date of acquisition, May 1, 2003. In that period 64,528 tons of ore was treated at an average grade of 0.179 ounces per ton for 11,534 ounces of gold.
Detailed below are the operating and production results from the Gidgee Gold mine operations for the fiscal year ended June 30, 2003.
Fiscal year ended June 30,
2003
1
Production
Tons
64,528
Recovered grade (ounces/ton)........
0.179
Gold sold (ounces).....................
11,534
Results of operations ($)
Cash cost (`000)........................
2,410
Cash profit (`000)..............
1,236
Cash costs
Per ounce of gold ($)..................
209
1
Consists of 2 months of production included in Harmony Australia's results.
Mining operations. Abelle's key business focus is on the three exploration and development properties of Hidden Valley (Morobe), Wafi Gold and the Golpu Copper-Gold in
Papua New Guinea as well as the Gidgee gold mine in Western Australia. Abelle also holds a suite of exploration projects throughout Australia which it considers non-core and is looking to farm-out exploration risk.
Papua New Guinea Operations
The Abelle interests in Papua New Guinea consist of exploration titles covering some 1922 square kilometers of highly prospective gold and copper-gold geology structurally related to the Wau Graben, arc-parallel and transfer faulting.
The titles are broken into two groups, the northern group being referred to as the
Wafi Project, which in turn incorporates the Wafi Gold and Golpu Copper-Gold projects. The

LAE CITY
Huon Gulf
EL 1105
WAFI
EL 440
EL 1103
Timini
Zenag
WAFI PROJECT
EL 1316
Bulolo Town
EL 1193
WAU
HAMATA
EL 497
EL 677
KERIMENGE
HIDDEN VALLEY DEPOSIT
MOROBE PROJECT
EL 1028
EL 1028
EL 1028
MAP KEY:
Morobe Project tenements
Wafi Project tenements
Major roads
Deposit
Town / Settlement

southern block is referred to as the Hidden Valley Project (previously Morobe Gold Project) and incorporates the Hidden Valley, Kaveroi, Hamata and Kerimenge gold and gold-silver deposits.
The Papua New Guinea operations are owned by two separate Papua New Guinea incorporated companies - Morobe Consolidated Goldfields Ltd and Wafi Mining Limited.
Morobe Consolidated Goldfields Limited (100%)
Background. The Hidden Valley Project (formerly Morobe Project) is 100%
owned by Abelle Ltd through its wholly-owned subsidiary, Morobe Consolidated Goldfields Ltd.
Alluvial gold was first discovered at Hidden Valley in 1928. It was not until the early 1980's that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677.

Abelle acquired the Hidden Valley project through its merger with Aurora Gold
Ltd in January 2003. Abelle moved quickly after the Aurora merger to consolidate ownership of the project, buying out its partners in a deal completed in June 2003.
Abelle has distanced itself from the Aurora feasibility and is actively reviewing development options for the project, including incorporating the Hamata deposit into a development plan. This review and a revised feasibility study is due for completion at the end of calendar year 2003.
Project Overview. Abelle has devised a development plan for the project that incorporates the mining of both the Hamata and Hidden Valley/Kaveroi resources. The resources will be mined in a sequence that sees the low silver Hamata ores mined first with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores.
A planned process rate of approximately 3.5 million tons per annum is envisaged with the plant evolving in customization for each ore source. Hence, the process plant will commence as a CIP plant for the low silver Hamata ores, revert to a Counter-Current
Decantation ("CCD") circuit with Merril Crowe zinc precipitation for the high silver oxide/transition ores and then a flotation before fine grind, CCD and Merril Crowe zinc precipitation for the high silver sulphide ores from Hidden Valley/Kaveroi. The definitive feasibility study for this project was completed recently and is expected to enter a development form in early 2004.
Location and access. The Hidden Valley Project comprises four exploration licenses of 966 square kilometers in the Wau District of Morobe Province, Papua New Guinea.
The project is located 210 kilometers north-northwest of Port Moresby and 90 kilometers south southwest of Lae, the two largest cities in Papua New Guinea. Access to the project is by sealed road from the deep-water port of Lae to Bulolo, all-weather gravel road to Wau and then by unsealed tracks. Abelle is currently in the process of performing Mining Reserve estimates under the feasibility review of the Hidden Valley project.

Government royalty and other rights. The gold and silver production from the
Hidden Valley Project will be subject to a 2% royalty, payable on the net return from refined production if refined in Papua New Guinea or 2% royalty on the realized price if refined out of
Papua New Guinea.
The independent State of Papua New Guinea ("the State") also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost.
Once an interest is acquired by the State, it contributes to the further exploration and development costs on a pro rata basis. The State's reservation arises by way of a condition included in all exploration licenses.

Third Party Royalties. Pursuant to the sale agreement of EL677 (the Hidden
Valley and Kaveroi deposits) by Rio Tinto to AGF, a royalty payment from refined gold production is payable to Rio Tinto as per the following table:
Gold production
(oz)
Royalty
(%)
<200,000                                              0.0
200,001 1,000,000
2.0
1,000,001 5,000,000 3.5
>5,000,000                                           2.0
Project Approval Process. The first step in the process is to complete the feasibility study review and revised development plan that is being undertaken by Abelle.
Contemporaneously with this Abelle is completing the environmental impact assessment for the project including social impact assessment, landowner investigation reports; negotiating compensation arrangements with local landowners and preparing and submitting applications to the relevant statutory authorities for approval to proceed with the project.
Additional Prospects and Exploration Potential. The Hidden Valley Project
revised feasibility and development being developed by Abelle considers the mining and development of the Hamata, Hidden Valley and Kaveroi deposits only. While these alone provide for a robust project of 8 to10 years duration, there is considerable potential to extend the project life from other advanced prospects and mineralization that are within a 10 kilometer radius of any proposed plant site.
These include the advanced Kerimenge deposit (753,000 ounces), Andim,
Nosave, Purrawang, Apu Creek prospects that are immediate extensions to the known mineralization systems at Hidden Valley, the more peripheral Waterfall, Bulldog, Bulldog North and Daulo prospects as well as the Yafo and Yava prospects near Hamata.
Wafi Gold Project
Background. The Wafi prospect of Abelle is owned 100% through subsidiary company, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960's. Abelle assumed control of the Wafi project as a result of its merger with Aurora in February 2003. Abelle then assumed control of the Wafi project and commenced drilling to define and extend high-grade Link Zone mineralization.
Project Overview. The prospect has two separate ore systems/projects located with close proximity of each other known as the Wafi Gold Project and the Golpu Copper-Gold
Project. The project is held under 4 contiguous exploration licenses totaling 996 square kilometers. The Wafi gold mineralization is hosted by sedimentary/volcaniclastic rocks of the
Owen Stanley Formation as they surround the Wafi Diatreme. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration.

Four main zones (Zone A, Zone B, The Link Zone (between Zone A & B) and to a lesser extent, the Western Zone have been drill tested at Wafi revealing substantial gold mineralization. The Link zone was discovered in the last phase of drilling at the prospect before
Abelle acquired the project. Abelle commenced a further diamond drilling program in late
February 2003 aimed at infilling and extending the higher grade link zone mineralization but with an important objective of clearly defining the geometry of the higher grade link mineralization with disciplined core orientation. The results from the first four holes in the program were received by year end and returned a number of significant intercepts:
Hole No
Northing
Easting
RL
Dip/Az
Intercept
WR176 20105N 19639E 531 -60/270 4.9m @ 5.50 g/t Au from 213m
7m @ 1.74 g/t Au from 220m
10m @ 1,79 g/t Au from 241m
WR177 20103N 19877E 536 -60/270 159m @ 6.53 g/t Au from 275m including
50m @ 10.25 g/t Au from 275m
23m @ 15.52 g/t Au from 410m
WR178 20107N 19940E 540 -65/277
71m @ 8.42 g/t Au from 316m
17m @ 5.25 g/t Au from 410m
15m @ 9.34 g/t Au from 454m
WR179 20104N 19743E 548 -60/270 174m @ 4.03 g/t Au from 192m including
37m @ 9.03 g/t Au from 267m
28m @ 5.75 g/t Au from 319m
Importantly, the cores from these holes revealed that the deeper high grade ore is associated with carbonate and minor base metal mineralization indicative of a low sulphidation ore system and in places appears to over-print previous mineralization. The near surface epi-
/mesothermal ores from Zone A and Zone B are clearly part of a high sulphidation system.

WAFI SECTION 20100 mN
WR016
WR036
WR176
WR157
WR179
WR155
WR030
WR177
Wr154 (proj)
WR081
WR178
WR147
WR052B
WR084
WR089
WR079
WR082
WR141
600
500
400
300
200
100
19500 mE
20000 mE
Diatreme
metamorphics
recent drilling
drillhole intercept
(36m @ 1.4 g/t Au)
0
200 metres
171 / 4.0
159 / 6.5
71 / 6.4
17 / 5.3
15 / 9.3
15 / 2.6
5 / 10.6
6 / 4.6
17 / 2.6
9 / 3.2
9 / 3.0
23 / 1.9
19 / 1.7
10.9 / 1.5
5 / 1.6

The following section shows the significance and magnitude of the Wafi gold system. Of note is the width of the ore system of approximately 800 meters.
Golpu Copper-Gold Project. Golpu is located approximately 1 kilometer northeast of the Wafi gold orebody. The Golpu Project is a porphyry (Diorite) copper-gold deposit with an Identified Mineral Resource Estimate of 99.7 million tonne at 1.25% copper and
0.64 grams per ton Au. In addition the leached oxide cap to the porphyry copper contains a copper poor inferred resource of 6.42 million tons at 1.3 grams per ton gold.
The Golpu host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo grading from potassicphyllic advanced argillic upwards in the core. Outwards from the core the alteration grades from the above to argillicpotassic to propylitic. The mineralized body is a porphyry copper-gold `pipe' with approximately 200m by 200m plan dimensions, slightly north plunge and still going strong at 1.2kilometers depth, the maximum depth to which it has been drilled.
The surface expression is oxidized and leached to about 150m vertical depth resulting in a residual gold only resource from which the copper has been leached. At the oxidation interface a strong 20-30m thick zone of supergene copper enrichment is developed which transitions at depth into a lower grade covellite-enargite ore. Beneath this is a zone of more covellite rich mineralization that contains lesser enargite and consequently arsenic. From approximately 300 meters below surface the ore exists in a covellite rich (Arsenic poor) form grading into a chalcopyrite-bornite rich zone from approximately 500m to its current known depth of approximately 1.2kilometers. Abelle is currently reviewing all data relating to the
Golpu Project with the objective of performing a pre-feasibility into the development of the project.
Geography. The Wafi prospect is located near Mt. Watut in Morobe Province,
Papua New Guinea, 60 kilometers southwest of Lae and 60 kilometers northwest of Wau. The site is accessed by sealed road (Lae to Bulolo) which comes within 5 kilometers of the eastern edge of the tenements.
The Wafi camp is located at an elevation of approximately 500 meters above sea level. The terrain is mountainous and forested in most areas. Immediately west of the project area, the Watut Valley makes for relatively simple road access to the project. The Wafi Gold and Golpu prospects themselves lie a further 10 kilometers west and at this point are accessed and serviced by helicopter. A bush track has been established to enable dozer access and considerations to more permanent road access are underway.
Mining reserves. Abelle is not yet in a position to quote Mining Reserve estimates for either the Wafi Gold or Golpu Copper-Gold projects. Evaluation studies including drilling and pre-feasibility estimates are still underway.

Government royalty and other rights. The metal production from the Wafi Project is subject to a 2% royalty payable on the net return from refined production if refined in Papua
New Guinea or 2% royalty on the realized price if refined out of Papua New Guinea.
Papua New Guinea also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. Once an interest is acquired by Papua New
Guinea, it contributes to the further exploration and development costs on a pro rata basis. Papua
New Guinea's reservation arises by way of a condition included in all exploration licenses.
Third Party Royalties. Pursuant to the sale agreement of Wafi Mining Ltd to
Abelle (via wholly-owned subsidiary companies) from Rio Tinto, a royalty of 2% on gold production or a 2% NSR from copper-gold concentrates is payable to Rio Tinto as a deferred acquisition cost.
Mt. Muro Project Indonesia
The Mt. Muro project is owned by PT Indo Muro Kencana, is subsidiary of
Aurora, ("PT IMK") and is located in central Kalimantan. The project was placed on care and maintenance by Aurora Gold Ltd in mid 2002 after a number of successful years that saw total gold and silver production reach 1.3 million ounces and 25.54 million ounces respectively.
In May 2002 Aurora granted an option to Archipelago Resources Ltd to purchase all of its the shares in PT IMK and thereby, the rights to the Mt. Muro Contract of Work in exchange for the grant of a royalty over part of the area of the Mt. Muro Contract of Work. This option expired on March 31, 2003 and Abelle regained control of the project. Abelle reached agreement with Straits Resources Ltd to form a joint venture to explore and assess the re-
development of Mt. Muro and Straits assumed the role of manager and operator of the joint venture from May 1, 2003. Under the agreement with Straits, Abelle retains a free carried 30%
interest to the recommencement of commercial gold production. Straits must also maintain the plant, equipment and infrastructure in good standing and spend a minimum of US$1 million on exploration per annum over and above holding costs. Straits is an Indonesian operator with considerable experience and expertise in operating in the Indonesian environment. Abelle directors regard the Mt. Muro project as highly prospective and having significant potential for new discoveries and accordingly anticipate a re-start of the operations in due course. There is a claim involving the Mt. Muro operations which is pending at present. See "Item 8. Financial
Information Legal Proceedings."
Australian Exploration
Abelle has a number of exploration projects throughout Australia, inherited from the merger with Aurora. Abelle is seeking to outsource many of these to third parties to the extent this is not already the case. These projects are briefly discussed below:
Credo JV (50%). This is a 50:50 joint venture with Yilgarn Mining Pty Ltd which cover a group of tenements in the Mt. Pleasant district of the Eastern Goldfields of WA. The tenements cover stratigraphy that is considered highly prospective for shear and lode style gold deposits of the Mt. Pleasant district as well as paleo/supergene styles of mineralization. Drilling commenced in the quarter ended June 2003 to follow-up significant intercepts of paleo/supergene style mineralization. The results confirmed the mineralization and a further program to define the limits of the system and to enable Identified Mineral Resource estimates to be prepared is underway.
Roopena, Partridge range & Gibralter Rocks Projects in South Australia. This early stage exploration project comprises 3 wholly-owned Exploration Licenses located on the
Gawler Craton in South Australia. The exploration target of each is structurally controlled iron oxide copper gold deposits genetically related to the Mesoproterozoic Hiltaba Granite Suite.
Type examples of which are Olympic Dam, Moonta/Wallaroo and Prominent Hill. Discussions
with potential joint venture partners are continuing.
Ashburton Project. This exploration project comprises 7 wholly-owned
Exploration License applications located approximately 100 kilometers east of Onslow. The exploration concept relies on recognition that the Minnie Creek Suite is a member of the
Palaeoproterozoic Cullen Association responsible for the gold mineralization at The Granites,
Tennant Creek, Pine Creek and Telfer.
Yarri Project. The Yarri project comprises 4 wholly-owned Exploration License applications and 7 wholly-owned Prospecting License applications covering some 340 square kilometers in the Yarri district approximately 150 kilometers Northeast of Kalgoorlie. The project is considered to have geological and structural similarities to the Carosue Dam project.

Brumby Well. This project is adjacent to Sunrise Dam and is managed by
Anglogold, which is earning a 70% royalty. There has been a diamond and RC drilling program carried out during the last quarter of the 2003 financial year.
Mount Korong. The tenements are a joint venture between Aurora (80%) and
Golden State Resources (20%) with Placer having the right to earn 75% in roylaties.
Bandya North/Matt's Bore. Both these projects are joint ventures between Aurora
(71% and 51% respectively) and Placer (Delta) with Newmont (Johnson's Well) having the right to earn 70%.
Dingo Range. This project is adjacent to the Twin Hills epithermal gold prospect controlled by Base Metals of Australia Ltd ("BMA"). The project is managed by BMA who reported no field activity during the period to June 30, 2003.
Bissett Operations
Introduction. Harmony's Bissett operations, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-
current gold prices, are located near Bissett in the province of Manitoba, Canada. Prior to the suspension, mining at Harmony's Bissett operations was conducted at depths ranging from 1,200 meters to 1,500 meters. Full production of 1,000 tons of mill throughput per day was achieved by June 2000 prior to the placing of Bissett's operations on the care and maintenance program discussed in "--Mining Operations" below. The transition to the care and maintenance program took place in the quarter ended September 30, 2001. On December 2, 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to San Gold Resources Corporation for
$7.5 million, subject to certain conditions. See "Item 8. Financial Information Significant
Changes."
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
Mining at Bissett has been more mechanized than mining at Harmony's South African underground mines. Long hole and shrinkage mining techniques have been used to extract the near vertical orebodies. The Bissett operation is subject to all of the underground mining risks detailed in the Risk Factors section.
Due to the moderate depths of the operation, pressure related problems have been infrequent but actively managed. Due to the mining operations being uneconomical at then-
current gold prices, Harmony decided to suspend production at the Bissett mine in fiscal 2001, and placed the operations on a care and maintenance program during the first quarter of fiscal
2002. The care and maintenance program involves suspending production but maintaining some staff to keep the facilities in working order, so that production can be restarted without significant capital outlays.
Detailed below are the operating and production results from underground operations at Bissett for the past three fiscal years:
Fiscal year ended June 30,
2003
1
2002
2
2001
Production
Tons (`000) .........................................................
0
293
40
Recovered grade (ounces/ton).............................
0
0.151
0.207
Gold sold (ounces)..............................................
0
8,263
44,303
Results of operations ($)
Cash cost (`000)..................................................
0
905
14,636
Cash profit/(loss) (`000)......................................
0
899
(391)
Cash costs
Per ounce of gold ($) ..........................................
0
109
330
______________
1
There was no production during the fiscal year 2003.
2
Production from clean up of the plant during the transition to care and maintenance in the quarter ended September 30, 2001.
Plant. The mineralogy of the orebodies is simple and gold is easily extractable using conventional gravity concentration, CIL and electro-winning processing techniques.
Capital Expenditure. In light of its decision to place Bissett on a care and maintenance program Harmony did not make any significant capital expenditures at Bissett in fiscal 2003 and did not budget for any significant capital expenditures at Bissett in fiscal 2004.
AurionGold and Placer Dome
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
Harmony's stake in Goldfields (Australia) was approximately 22.96%. Effective
December 31, 2001, Delta was merged into Goldfields (Australia). In connection with the merger, holders of Delta shares received 187 Goldfields (Australia) shares in exchange for every
200 Delta shares held. Harmony's stake in Goldfields (Australia) following the merger was diluted to approximately 9.8%. In February 2002, Goldfields (Australia) changed its name to
AurionGold Limited.
On October 23, 2001, Gold Fields granted Harmony an exclusive option to negotiate the possible acquisition from Gold Fields of the St. Helena and Oryx mines in the Free
State Province. Harmony, in return, granted Gold Fields an exclusive option to negotiate the acquisition of Harmony's stake in AurionGold. These agreements expired, without exercise, on
February 15, 2002. On May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome's offer to acquire all of Harmony's interest in
AurionGold subject to specified conditions. Pursuant to the offer, Harmony would receive 17.5 newly-issued Placer Dome ordinary shares for every 100 AurionGold ordinary shares tendered.
On July 29, 2002, Harmony announced that Placer Dome had increased its offer by adding a cash payment of A$0.35 per AurionGold ordinary share. Harmony accepted this revised offer, which had become unconditional as of July 29, 2002. The transaction was completed on August 6,
2002. As a result, Harmony obtained a 1.9% interest in Placer Dome. Subsequently the shares were sold for a profit of $59 million, determined with reference to the cost of the original investment in Gold Fields.
REGULATION
Mineral Rights
South African law provides for the separate ownership of surface and mineral rights. It is therefore possible for one person to own the surface of a property, another to own rights to precious metals and yet another to own rights to base minerals. Harmony controls mineral rights by way of ownership, mining rights and mining authorizations.
Currently, approximately two-thirds of South Africa's mineral rights are in private hands. The South African government investigated the structure of mineral ownership in the country, with the view of making access to minerals easier for small and emerging mining companies.
After the election of a democratic government in South Africa in 1994, the issue of mineral rights was reviewed.
On October 3, 2002, the South African parliament passed the Mineral and
Petroleum Resources Development Act. The Act will come into force on a date to be fixed by the President in the Government Gazette. The principal objectives set out in the Act are:
  To recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;
  To give effect to the principle of the State's custodianship of the nation's mineral and petroleum resources;
  To promote equitable access to South Africa's mineral and petroleum resources to all the people of South Africa and redress the impact of past discrimination;

  To substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa's mineral and petroleum resources;
  To promote economic growth and mineral and petroleum resources development in South Africa;
  To promote employment and advance the social and economic welfare of all South Africans;
  To provide security of tenure in respect of prospecting, exploration, mining and production operations;
  To give effect to Section 24 of the South African Constitution by ensuring that South Africa's mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;
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
The principles contained in the Mining Charter relate to the transfer, over a ten-
year period, of 26% of South Africa's mining assets to historically disadvantaged South
Africans, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged
South Africans in an amount of R100 billion within the first five years of the Mining Charter's tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. The
Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa.
The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and beneficiation. In addition, the Mining Charter addresses other socioeconomic issues are addressed, such as migrant labor, housing and living conditions.
Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Accordingly, Harmony does not believe that the Act will have a significant impact on these mining and exploration activities because Harmony will be eligible to apply for new licenses over its existing operations, provided that it complies with the Mining
Charter. Harmony is currently in consultation with the National Department of Minerals and
Energy, in the process of developing a sophisticated approach to setting targets and measure performance in black economic empowerment, or BEE, and transformation initiatives within
Harmony. We refer to this initiative as the "Harmony Transformation Scorecard" and the methodology shall be described in more detail in the 2004 Annual Report. In essence, it will provide clarity on the "measures" of empowerment and transformation contained in the Mining
Charter, but, at the same time, will enable Harmony to set targets, plan initiatives and measure progress on an integrated strategy for transformation within the company over the next ten years.
Harmony has already achieved a high level of compliance with the provisions of the Mining
Charter and remains proactive in ensuring full compliance.
The Act also makes reference to royalties being payable to the state in terms of the Royalty Bill, which was available for public comment until April 30, 2003, whereafter it was referred back to Parliament. Harmony has made a submission to the treasury department and currently await government's revised position. The introduction of the Royalty Bill as law may have an adverse impact on the profits generated by Harmony's operations in South Africa.
Harmony is currently evaluating the impact that the proposed Royalty Bill may have with regard to its operations and no assurance can be given as to whether or when the proposed Royalty Bill will be published for comment or enacted.
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
New Hampton has freehold ownership of its Jubilee mining areas, but the other mineral rights in
Harmony's Australian operations belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New
Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. If New Hampton, Hill 50 or Bendigo desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.

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
EMPRs have been prepared and submitted for all of Harmony's South African operations (including the Free Gold Company, which is described below). With the exception of the Kalgold EMPR, these EMPRs have been approved. The Kalgold EMPR is in the process of being approved by the authorities. Harmony does not anticipate any difficulties in obtaining approval for any of this EMPR. All of Harmony's South African mining operations, including
Kalgold (but excluding the Free Gold Company), have permanent mining authorizations. The process of preparing and submitting EMPRs has improved the mutual co-operation and information sharing between Harmony and the relevant government departments. Harmony has met and intends to continue to meet on a regular basis with the relevant government departments to continue the EMPR process and to ensure the environmental impact of Harmony's mining operations are managed in accordance with applicable regulatory requirements and industry standards.
The Free Gold assets are currently operating in accordance with AngloGold's approved EMPRs. The Free Gold Company has completed the required revisions to these
EMPRs and has submitted them to the authorities for approval. Harmony does not anticipate any difficulties in obtaining approval for these EMPRs. The Free Gold Company mining authorizations are renewed on a six-month basis pending approval of these EMPRs.
In fiscal 2002 and 2003, water quality became and continued to become one of the main focus areas of the South African mining industry. All water uses are now being licensed, and Harmony has submitted water-use registrations required by the National Water Act of 1998. Harmony has also developed water management plans for all of its South African operations. In addition, in response to concerns that water from the Western Basin, located at
Harmony's Randfontein operations, might reach the Sterkfontein caves, Harmony has initiated a study to evaluate the extent of this risk and has implemented measures to divert the water away from Sterkfontein caves.
An environmental surveillance system has been implemented at slimes dams at our operations to monitor dust generation and fall-out in residential and other areas. This will assist in future dust suppression and the design and measurement of rehabilitation programs.
Bissett, which does not own mineral rights, operates pursuant to a mining lease and an environmental license. While the license has no term, it may be revoked, temporarily or permanently, should Harmony Canada fail to comply with the terms of the license, which include maintaining the facility. The lease has a term of 21 years, commencing April 1, 1992. On
December 2, 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to
San Gold Resources Corporation for $7.5 million, subject to certain conditions. See "Item 8.
Financial Information Significant Changes."

Harmony's Australian operations must comply with mining lease tenement conditions set by the Department of Minerals and Energy, the Mining Act (1978), the
Department of Environmental Protection operating licenses, and water abstraction licenses issued by the Water and Rivers commission for each of its sites. Harmony's Australian operations must also comply with numerous environmental acts and bills. As a result, Harmony must make provisions for mining rehabilitation whenever mining is commenced at a new site in
Australia. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations.
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
There are no outstanding major non-compliance issues against New Hampton's license or
Hill 50's license.
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
Each of Harmony's mines has a person dedicated to environmental matters who, in addition to organizing the implementation of the environmental management programs, monitors the impact of the mine on the environment and responds to impacts that require specific attention outside of the normal program of environmental activities.
The primary environmental focus at most of Harmony's operations is water management and the administration of areas outside the operating plants and shafts. The major objective is to ensure that water is of a quality fit for use by downstream users.
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
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, Harmony has estimated that the total cost for Harmony in current monetary terms to rehabilitate its mine properties will be approximately Rand 668.3 million. This figure includes estimates for rehabilitation costs at Elandskraal, New Hampton and Hill 50, as well as
Harmony's proportionate interest of rehabilitation costs at the Free Gold assets. There can be no assurance, however, that this estimate reflects or approximates actual costs to be incurred.
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
  to protect the health and safety of persons at mines;
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
  to provide for effective monitoring of health and safety conditions at mines;

  to provide for enforcement of health and safety measures at mines;
  to provide for investigations and inquiries to improve health and safety at mines; and
  to promote
- a culture of health and safety in the mining industry;
- training in health and safety in the mining industry; and
-
co-operation and consultation on health and safety between the
State, employers, employees and their representatives.
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
It is anticipated that mining companies will incur additional expenditures in order to comply with the legislation's requirements. Management anticipates that such additional expenditures will not have a material adverse effect upon Harmony's results of operations or financial condition, although there can be no assurance of this.
HIV/AIDS Policy. Harmony currently estimates that the HIV/AIDS infection rate among Harmony's South African workforce is approximately 28%, a figure which Harmony believes is consistent with the overall infection rate in South Africa. See "Item 3. Key
Information--Risk Factors--HIV/AIDS poses risks to Harmony in terms of productivity and costs." Harmony is actively pursuing HIV/AIDS awareness campaigns with its South African workforce and is also providing medical assistance, anti-retroviral treatment and separation packages for employees who decide to leave their place of work and return home for care.
Harmony currently believes that the prevalence of HIV/AIDS-related diseases among its
Australian workforce is not material to its Australian operations.
On September 19, 2002, Harmony entered into an agreement with the NUM, the
South African Equity Workers Association and the United Association of South Africa in which
Harmony and these labor unions agreed to implement initiatives aimed at reducing the spread of
HIV infection among Harmony's South African workforce and the surrounding communities, providing for the treatment and care of employees who are HIV-positive or suffering from
HIV/AIDS-related diseases, and ensuring that the rights of employees living with HIV/AIDS are upheld in compliance with existing legislation. In connection with this agreement, Harmony is implementing the "Harmony Declares War Against HIV/AIDS" initiative, a comprehensive strategy to address HIV/AIDS at its South African operations and in surrounding communities.
This initiative will include education programs to promote healthy living and provide information about HIV/AIDS, sexually transmitted infections and pulmonary tuberculosis.
Harmony expects to also provide voluntary testing, counseling, psychotherapy and other support,

as well as health care for affected and infected employees, including wellness clinics and treatment at company hospitals and medical stations. As has been its policy prior to the agreement, Harmony will not perform pre-employment HIV/AIDS testing or require testing for its employees, and will maintain the confidentiality of all employees' or prospective employees'
medical information.
Item 5. Operating and Financial Review and Prospects
You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.
OVERVIEW
Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, extraction, processing, smelting and refining. Harmony is currently the largest gold producer in South Africa and one of the largest gold producers in the world.
Harmony's operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. Harmony's gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 2.4 million ounces of gold in fiscal 2003. These figures include sales from Abelle for two months (which was acquired in fiscal 2003), but exclude sales from the Free Gold Company (in which Harmony acquired a 50% interest in fiscal 2002).
On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions.
Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50%
interest) for a total purchase consideration of $297.5 million, which comprised a cash payment
$169.2 million by the Free Gold Company in April 2002 following the fulfillment of all conditions precedent, a $37.5 million interest-free loan payable by the Free Gold Company on
January 1, 2005, and $90.8 million related to the reimbursement of the taxes paid by AngloGold on disposal of the Free Gold assets to the Free Gold Company. The tax liability was reimbursed to AngloGold in June 2003. The Free Gold Company had estimated that this tax liability would be $59.4 million during fiscal 2002. The Free Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled). See "Item 4.
Information on the Company--Business--History and "Item 4. Information on the Company--
Business--Harmony's Mining Operations." During Harmony's fiscal 2003, sales from the Free
Gold assets amounted to 1,155,428 ounces of gold which Harmony's interest was 577,714 ounces, compared with fiscal 2002, sales from the Free Gold assets amounted to
1,143,243 ounces of gold and Harmony's interest in two months of these sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces. Because
Harmony equity accounts for its 50% interest in the Free Gold Company, sales from the Free
Gold assets are not included in Harmony's sales figures in this annual report. For more information on Harmony's consolidation policy, see note 2(b) to the consolidated financial statements.
For purposes of U.S. GAAP, Harmony accounted for its equity interest in the Free
Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be $239.4 million. This figure is the sum of the cash payment of $169.2 million, the fair value of the interest-free loan of $25.4 million and the reimbursement of the taxes paid to
AngloGold on the sale of the Free Gold assets of $90.8 million, offset by the cash flows of $46.0 million generated by the Free Gold assets during the period from January 1, 2002 until the completion of the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled).
During fiscal 2003, Harmony and ARMgold formed a joint venture company,
Clidet 454 (Proprietary) Limited ("Clidet"). Both companies own 50% of Clidet's outstanding share capital. Clidet acquired from Anglo American Plc ("Anglo") in May 2003, 34.5% of
Avmin Limited ("Avmin") outstanding share capital for a total cash consideration of $230.0 million. Avmin is a South African incorporated mining holding company with interests in gold, platinum, manganese, chrome and nickel mining operations and various exploration projects. In
September 2003, Harmony completed its merger with ARMgold. (See Below).
Recent Developments
On July 15, 2003, Harmony announced that it had entered into an agreement with
Anglo South Africa (Pty) Limited ("Anglo SA") whereby it acquired 77,540,830 ordinary shares in Avgold Limited ("Avgold") or 11.5% of Avgold's outstanding share capital from Anglo
SA, in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo SA.The agreement with Anglo SA provides that should the Company make an offer to acquire the other Avgold shareholders' interest, the consideration payable to Anglo SA will be adjusted to reflect the amounts paid to the other Avgold shareholders.
On August 14, 2003, Randfontein, a wholly-owned subsidiary of the Company received from Africa Vanguard Resources (Proprietary) Limited ("Africa Vanguard") $19
million as consideration for 26% of Randfontein's mineral rights in respect of the Doornkop
Mining Area. Randfontein and Africa Vanguard also entered a joint venture agreement in terms of which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining
Area by means of the Doornkop Joint Venture. For U.S. GAAP purposes, Harmony will not account for this transaction as a sale, but will consolidate the results of Africa Vanguard and the
Doornkop Joint Venture, as both these entities have been determined to be variable interest entities, with Harmony as the primary beneficiary of both variable interest entities.
On September 22, 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on May 2, 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every
3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of
R6.00 per ordinary share ($0.84) prior to the consummation of the merger. Harmony issued
63,670,000 ordinary shares to ARMgold's shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For U.S. GAAP purposes, the merger will be accounted for as a purchase by Harmony of ARMgold for a purchase consideration of approximately
$708 million. The results of ARMgold will be included in those of Harmony from October 1, 2003.

                          On November 7, 2003, Harmony entered into an agreement to dispose of of its wholly-owned subsidiary Kalgold to The Afrikander Lease Limited ("Aflease") for a total consideration of $39.0 million. The consideration will comprise of a cash payment of $19.5 million and the balance through the issue by Aflease of new ordinary shares valued at $19.5 million.
CRITICAL ACCOUNTING POLICIES
On November 13, 2003, Harmony announced that it reached an agreement in principle with Avmin whereby it would enter into a number of transactions with Avmin. The first transaction involves Harmony acquiring Avmin's 286,305,263 ordinary shares in Avgold, or
42.2% of Avgold's outstanding share capital, in exchange for 28,630,526 new Harmony ordinary shares to be issued to Avmin. Should the acquisition of Avmin's interest in Avgold become unconditional, Harmony will be required to make a mandatory offer to the Avgold minority shareholders on the same terms as which it acquired Avmin's interest in Avgold. Harmony will also dispose of its Kalplats platinum project and associated mineral rights to Avmin, in exchange for 2 million new Avmin ordinary shares to be issued to Harmony. Should all of the above described transaction be consummated as expected, Avgold will become a wholly-owned subsidiary of Harmony. Harmony and Avmin will have cross shareholdings in each other whereby Harmony will own a 20.1% interest in Avmin, and Avmin will own a 22.2% interest in
Harmony.
On December 2, 2003 Harmony announced its intention to sell Bissett to San
Gold Resources Corporation (San Gold) for C$7.5 million. The terms of a letter of intent stated
that there is a 90-day option and due diligence period. During this period, 3 payments of
$50,000 will be made at intervals of 2, 30 and 60 days, with the first payment having been completed. At the end of the three month period, San Gold can complete the transaction by paying the Company C$3.5 million in cash and C$4 million either in cash or by an issue of San
Gold shares.

                         Harmony's strategy for growth has generally been to acquire existing under performing mines and turn them into more profitable business units by introducing low-cost mining methods.
See "Item 4. Information on the Company--Business--Strategy." Harmony generally targets producing mines that offer turnaround opportunities, with the aim of improving the overall quality and volume of their production profiles. Harmony intends to continue expanding through acquisitions both in South Africa and internationally, in addition to pursuing organic growth by investing in greenfield and brownfield developments made relatively more attractive by the recent increase in gold prices.
See "Item 4. Information on the Company--Business--Strategy."

Because Harmony has acquired a large number of significant gold mining operations since 1996, its financial results for each of the years since 1996 may not be directly comparable.

In response to the Securities and Exchange Commission's, or the SEC's, Release No. 33-8040,
"Cautionary Advice Regarding Disclosure About Critical Accounting Policies," Harmony has identified the most critical accounting policies upon which its financial status depends. Some of Harmony's accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on Harmony's historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

                           Harmony's significant accounting policies are described in more detail in note 2 to the consolidated financial statements and in relevant sections of this annual report. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report. Harmony's management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Harmony's management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact Harmony's financial results and future financial performance.

                             Amortization of mining assets.

                            Amortization charges are calculated using the units of production method and are based on Harmony's current gold production as a percentage of total expected gold production over the lives of Harmony's mines. The lives of the mines are estimated by Harmony's geology department using interpretations of mineral reserves, as determined in accordance with the SEC's industry guide number 7. The estimate of the total expected future lives of Harmony's mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Harmony's mineral reserves, such as the gold price, foreign currency exchange rates and working costs. Any change in management's estimate of the total expected future lives of Harmony's mines would impact the amortization charge recorded in the consolidated financial statements. See "Item 3. Key Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."

                              Amortization of intangible assets

                             Intangible assets represent mineral use rights for parcels of land not owned by the Company. The Companys intangible assets include mineral use rights related to production, development or exploration stage properties and the value of such intangible assets is primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in such properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. The straight-line amortization of the Companys exploration stage mineral interests is calculated after deducting applicable residual values. Residual values range from 60% to 100% of the gross carrying value of the respective exploration stage mineral interests. Significant judgment is involved in the determination of residual values, and no assurance can by given that actual values will not differ significantly from estimated residual values. Changes in residual values will impact the amortization charge recorded in the consolidated financial statements.

                         Valuation of long-lived assets.

                         Management regularly reviews the carrying value of Harmony's long-lived mining assets to determine whether their carrying values, as recorded in the consolidated financial statements, are appropriate. These reviews, which are carried out on an annual basis and whenever events or changes in circumstances indicate that the carrying values may not be recoverable, are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets. For more information regarding the circumstances under which
Harmony records an impairment in the carrying value of long-lived assets, see "Item 5.
Operating and Financial Review and Prospects--Impairment of Assets."
Hedging and financial derivatives. Harmony accounts for its derivative financial instruments in accordance with FAS 133. See "Item 11. Quantitative and Qualitative
Disclosures About Market Risk--General." The determination of the fair value of hedging instruments and financial derivatives, when marked to market, takes into account estimates such as projected commodity prices, interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives.
These estimates may differ materially from actual commodity prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in Harmony's earnings at the maturity dates of the hedging and financial derivatives.
Environmental rehabilitation costs. Harmony makes provision for environmental rehabilitation costs and related liabilities based on management's interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations, with provisions made over the expected lives of Harmony's mines. While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may differ materially from the costs that will actually be incurred to rehabilitate Harmony's mine sites in the future. In particular, changes and development in environmental regulation and regulatory requirements may increase the costs of environmental rehabilitation. If management determines that an insufficient rehabilitation provision has been created, earnings will be adjusted as appropriate in the period that the determination is made. For more information regarding the environmental regulations applicable to Harmony's operations, see "Item 3. Key Information--Risk Factors--Harmony's operations are subject to extensive government regulations," "Item 3. Key Information--Risk Factors--
Harmony is subject to extensive environmental regulations" and "Item 3. Key Information--
Regulation--Environmental Matters."
Employee benefits. Management's determination of Harmony's obligation and expense for pension and provident funds, as well as post retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate the relevant amounts. These assumptions are described in note 23 to the consolidated financial statements and include, among others, the expected long-term rate of return of plan assets, the expected
South African mortality rates and no increase in employer contributions. Actual results that differ from management's assumptions are accumulated and charged over future periods, which will generally affect Harmony's recognized expense and recorded obligation in future periods.
While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Harmony's pension and other post retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

Stock-based compensation. Effective July 1, 2001, Harmony adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or FAS
123, for all stock option grants subsequent to that date. FAS 123 requires that Harmony determine the fair value of a stock option as of the date of the grant, which is then amortized as stock-based compensation expense in the income statement over the vesting period of the option grant. Harmony has determined the fair value of all its options grants subsequent to July 1, 2001, using the binomial model, which requires that Harmony make assumptions regarding the estimated term of the option, share price volatility and Harmony's expected dividend yield.
While Harmony's management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of stock-based compensation expense in the consolidated income statement.
Revenues
Substantially all of Harmony's revenues are derived from the sale of gold. As a result, Harmony's operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which
Harmony does not have control. See "Item 3. Key Information--Risk Factors--The profitability of Harmony's operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely."
As a general rule, Harmony sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives that establish a price in advance for the sale of its future gold production. As required by financing agreements which Harmony entered into in connection with the financing of the acquisition of the Bissett mine in Canada, Harmony hedged a certain amount of Bissett's production. These hedges were closed out or had expired by May 31, 2001.
In February 2001, as required by the commitment for financing of the syndicated loan facility that Harmony entered into in connection with the acquisitions of New Hampton and the
Elandskraal mines, Harmony protected some of its production from downward movements in the gold price by entering into put options relating to the delivery of 1 million ounces of Harmony's
2001 and 2002 production. The put options covered 83,333 ounces per month for 12 months, commencing on March 29, 2001, at a price of Rand 64,000 per kilogram (Rand 1,990 per ounce).
Harmony paid Rand 29 million to secure these put options. Harmony closed out these put options during July 2001 and received Rand 3 million. See "Item 11. Quantitative and
Qualitative Disclosures About Market Risk."
A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.
In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony reduced New Hampton's hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony's Australian operations (which include New Hampton and Hill 50), after which all of these hedge positions were normal purchase and sales agreements, under which Harmony had to deliver a specified quantity of gold at a future date in exchange for an agreed-upon price. During fiscal 2003, Harmony continued to reduce the hedge book of the Australian operations by delivering into the contracts as required and by closing out certain contracts prior to their delivery date. Forward sales contracts, call options sold and put options purchased covering a total of approximately 330,000 ounces were closed out prior to their delivery dates during fiscal 2003.
For accounting purposes, following the restructuring of the Australian operations hedge book during fiscal 2002, these commodity sales agreements qualified for the normal purchase, normal sales exception of FAS 133 and were accounted for as such. However, following the early close of certain contracts during fiscal 2003, the remaining Australian operations hedge book has been determined to be speculative, and as such does not qualify for the normal purchase, normal sales exception of FAS 133, and is being accounted for at fair value from that date, with changes in fair value reflected in the income statement.
Harmony intends to reduce the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements.
The cost to Harmony of closing out certain Australian operations hedge positions in fiscal 2003 and Randfontein's hedge positions in fiscal 2002 was approximately $8.6 million and $22 million, before taxes, respectively. There was no cost to Harmony involved in closing
New Hampton hedge positions in fiscal 2002. There was also no cost to Harmony involved in closing out Randfontein or New Hampton hedge positions in fiscal 2001.
In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations' planned production for calendar 2002. Harmony fixed the Rand-
U.S. dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. This measure, however, did not fully protect Harmony from sustained fluctuations in the value of the Rand relative to the U.S. dollar as it only covered a limited amount, and expired on
December 31, 2002. Harmony does not expect to renew or repeat such foreign currency hedging.
See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Foreign Currency
Sensitivity."
Significant changes in the price of gold over a sustained period of time may lead
Harmony to increase or decrease its production in the near-term.
Harmony's realized gold price
The average gold price in U.S. dollars received by Harmony generally declined from fiscal 1999 through the quarter ended December 31, 2001, but has generally increased since then. In fiscal 2003, the average gold price in U.S. dollars received by Harmony was $330 per ounce. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control. See "Item 3. Key Information--Risk
Factors--The profitability of Harmony's operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely."
The following table sets out the average, the high and the low London Bullion
Market price of gold and Harmony's average U.S. dollar sales price during the past three fiscal years:
Fiscal year ended June 30,
2003
2002
2001
($/oz)
Average .............................................................
333
289
266
High...................................................................
382
327
291
Low ...................................................................
302
265
256
Harmony's average sales price
1
.........................
330
283
276
_______________
1
Harmony's average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.
Costs
Harmony's cash costs and expenses typically make up over 80% of its total costs.
The remainder of Harmony's total costs consists primarily of exploration and new business costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Harmony's cash costs consist primarily of production costs. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of Harmony's production costs. Harmony reduced its overall cash costs from approximately $305 per ounce in fiscal 1998 to approximately $196 in fiscal 2002 but they increased to $253 per ounce in fiscal 2003, as a result of the strengthening of the land.
Harmony's costs are very sensitive to the Rand-U.S. dollar exchange rate. The
South African Rand appreciated significantly against the U.S. dollar in fiscal 2003. See "Item 5.
Operating and Financial Review and Prospects--Exchange Rates." Appreciation of the Rand
against the U.S. dollar increases working costs at Harmony's South African operations when those costs are translated into U.S. dollars. See "Item 3. Key Information--Risk Factors--
Because most of Harmony's production costs are in Rand, while gold is generally sold in U.S.
dollars, Harmony's financial condition could be materially harmed by an appreciation in the value of the Rand."
Harmony's total cash costs also reflect movement in deferred stripping ratios for open pit mines. Harmony defers the cost of stripping when the actual stripping ratio exceeds the expected average stripping ratio over the life of mine. The actual stripping ratio is calculated as the ratio of overburden tons (tons that need to be removed to access ore) to tons of ore mined for the period. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is equal to or less than the expected average stripping ratio over the life of the mine. Expected average stripping ratios over the lives of mines are recalculated annually in light of additional knowledge and changes in estimates, including changes to the expected lives of mines. Each ratio is calculated as the ratio of (i) the total overburden tons deferred at the calculation date and future anticipated overburden tons to (ii) the anticipated future ore to be mined. Changes in Harmony's ore reserve statement and mine plan, which will include changes in future ore and overburden tons, will result in changes to the expected average stripping ratio over the life of the mine, which will impact the amounts deferred or charged. See "Item 3. Key
Information--Risk Factors-- Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates." If the expected average stripping ratio over the life of a mine is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount will be charged. The opposite is true when the expected average stripping ratio over the life of a mine is revised downwards. These changes would impact on earnings accordingly.
Harmony intends that its deferred stripping calculation should achieve a match between the cost of mining overburden tons to the tons of ore expected to be accessed by removing overburden, by applying the expected average stripping ratio over the life of a mine.
Consequently, any changes made to the deferred stripping ratio will have an impact on total cash costs.
While recognizing the importance of reducing cash costs, Harmony's chief focus is on controlling and, where possible, reducing total costs, including overhead costs. Harmony aims to control total unit costs per ounce produced by maintaining its low total cost structure at its existing operations and implementing this low-cost structure at the new mining operations it acquires. Harmony has been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. See "Item 4. Information on the Company--Business--Strategy." Harmony
has reduced its costs by flattening the management structure at its operating units by removing excess layers of management. Harmony's ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control. The acquisition of higher grade reserves and the effect of the implementation of the ore reserve management system have increased the underground recovery grade from
Harmony's South African operations (excluding the Free Gold Company) from 0.123 ounces per ton in fiscal 1998 to 0.155 ounces per ton in fiscal 2003.
Exchange Rates
Harmony's revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate. Currently, the majority of Harmony's earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in U.S. dollars, however, most of Harmony's revenues are received in U.S. dollars. The average gold price received by Harmony during fiscal 2003 increased $47 per ounce to $330 per ounce from $283 per ounce during fiscal 2002.
Appreciation of the Rand against the U.S. dollar increases working costs at
Harmony's South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from Harmony's South African operations.
Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into
U.S. dollars, which serves to increase operating margins and net income from Harmony's South

African operations. Accordingly, weakness in the Rand generally results in improved Rand earnings for Harmony.
The exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The South African Rand depreciated significantly against the U.S. dollar in calendar 2001 and during the first quarter of calendar 2002. The Rand appreciated significantly against the U.S. dollar during the period from
April 1, 2002 through December 13, 2003. The conversion rate for balance sheet items as at
June 30, 2003 is Rand 7.51 per $1.00, except for specific items included within shareholders'
equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 10.39 per $1.00 for balance sheet items as at
June 30, 2002, reflecting a appreciation of 28% of the Rand against the U.S. dollar when compared with June 30, 2002. Income statement items were converted at the average exchange rate for the period (Rand 9.13 per $1.00), reflecting a appreciation of 10% of the Rand against the U.S. dollar when compared with June 2002. This appreciation of the Rand against the U.S.
dollar caused a significant increase in Harmony's working costs translated into U.S. dollars, which served to decrease operating margins and net income reflected in Harmony's consolidated income statement for fiscal 2003. Depreciation of the Rand against the U.S. dollar would cause a decrease in Harmony's costs in U.S. dollar terms. See "Item 3. Key Information--Risk
Factors--Because most of Harmony's production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony's financial condition could be materially harmed by an appreciation in the value of the Rand."
Inflation
Harmony's operations have not been materially impacted by inflation in recent years. However, it is possible that a period of significant inflation in South Africa could adversely affect Harmony's results and financial condition. Because Harmony's costs are primarily in Rand and Harmony generally sells its gold in U.S. dollars, movements in the Rand-
U.S. dollar exchange rate may influence the impact of inflation on Harmony's profits. To the extent the Rand depreciates against the U.S. dollar, this depreciation may offset the impact of inflation.
South African Economic and Political Environment
Harmony is a South African company and the majority of its operations are in
South Africa. As a result, Harmony is subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See "Item 3. Key
Information--Risk Factors--Political or economic instability in South Africa or regionally may have an adverse effect on Harmony's operations and profits."
South African companies are subject to significant exchange control limitations.
While exchange controls have been relaxed in recent years, South African companies remain subject to significant restrictions on their ability to deploy capital outside of the Southern African
Common Monetary Area. As a result, Harmony has historically financed its offshore acquisitions with offshore long-term debt. See "Item 10. Additional Information--Exchange
Controls."

Impairment of Assets
Harmony's management reviews the recoverability of Harmony's long-lived assets, including development costs, on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Testing for impairment involves a two-step process in which the undiscounted future cash flows expected to be generated from future use of a long-lived asset is first compared to the carrying value of that asset. If the carrying value exceeds those undiscounted future cash flows, the asset is determined to be impaired. The fair value of the asset is then determined by reference to the discounted future cash flows using a discount rate that reflects the specific risk related to the asset. Harmony then records, as an impairment charge, the difference between the carrying value and fair value of the asset.
RESULTS OF OPERATIONS
Years ended June 30, 2003 and 2002
Revenues
Revenue increased $86.1 million, or 12.4%, from $696.8 million in fiscal 2002 to
$782.9 million in fiscal 2003. This increase was attributable primarily to the higher average sales price of gold received by Harmony and the inclusion of Hill 50 for the full year.
Harmony's gold sales decreased 22,342 ounces, or 0.9% from 2,388,458 ounces in fiscal 2002 to 2,366,116 ounces in fiscal 2003.  This decrease in sales was primarily due to reduced sales from Randfontein (69,748 ounces) due to the lower underground tonnages milled and achieved grades, reduced sales at Elandskraal (109,460 ounces) due to a lack of mining flexibility and problems associated with the infrastructure at the old Elandskraal mine, reduced sales at Evander ( 55,198 ounces) due to a seismic event that occurred at Evander No. 8 shaft on July 12, 2002, the highest grade shaft at Evander, which adversely impacted this operations performance resulting in lower tonnages milled and grades achieved, reduced sales at the
Free State (48,745 ounces) primarily due to closures of Harmony 4 shaft and Virginia 2 shaft during fiscal 2002 and no sales at the Bissett operation during fiscal 2003, compared with fiscal 2002 when this operation sold 8,263 ounces which were obtained during the plant clean-up process on transitioning these operations to care and maintenance. This decrease was partially offset by increased sales at the Australian operations (256,661 ounces) due to the inclusion of Abelle in the results for two months and Hill 50 for the entire fiscal 2003, compared with 3 months of Hill 50 production in fiscal 2002, and increased sales at Kalgold (12,411 ounces)
due to higher tonnages milled and grades achieved in fiscal 2003. See "Item 4. Information on the
Company--Business--Harmony's Mining Operations--Randfontein Operations" and
"Business--Harmony's Mining Operations--Free State Operations." Harmony's average sales price of gold per ounce was $330 in fiscal 2003, as compared with $283 in fiscal 2002, which was due primarily to higher market prices for gold.
Interest and dividend income increased by $9.9 million, or 79.8%, from $12.4 million in fiscal 2002 to $22.3 million in fiscal 2003. In fiscal 2003, Harmony earned interest on higher cash balances as a result of increased cash flow. Other income decreased by $30.3 million, from a positive $9.2 million in fiscal 2002 to a negative $21.1 million in fiscal 2003

The decrease was primarily due to foreign exchange losses incurred on US Dollar denominated cash balances.
Costs
The following table sets out Harmony's total ounces sold and weighted average cash costs per ounce for fiscal 2003 and fiscal 2002:
Year ended
June 30, 2003
1
Year ended
June 30, 2002
2
% increase in
cash costs
(oz)
($/oz)
(oz)
 ($/oz)
Elandskraal ...............
366,599
274
476,059
196
40
Randfontein ..............
491,890
212
561,638
177
20
Free State ..................

611,944
216
26
Evander.....................
415,382
360,184
242
171
42
Bissett
3
......................
-
8,263
--
109
-
Kalgold .....................
74,590
222
62,179
205
8
Australian operations
509,654
263
252,993
235
12
Total..........................

2,388,458
563,199
271
2,366,116
253

Weighted average .....

196
29
___________________
1
Includes two months of production from Abelle.
2
Includes
three months of production from Hill 50.
3
Represents production from clean-up of the plant and mill during the transition to care and maintenance.
During Harmony's fiscal 2003, sales from the Free Gold assets amounted to
1,155,428 ounces of gold at an average cost of $202 per ounce compared with 1,143,243 ounces at an average cost of $175 per ounce. Harmony's interest in the two months of the 2002 fiscal year's sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces at an average cash cost of $130 per ounce. Because Harmony equity accounts for its 50% interest in the Free Gold Company, the Free Gold Company's sales are not included in Harmony's sales figures in this annual report and the average cash cost of the Free
Gold Company's sales is not used in calculating Harmony's overall average cash costs in this annual report.
Harmony's weighted average cash costs increased by $57 per ounce, or 29.1%
from $196 in fiscal 2002 to $253 per ounce in fiscal 2003. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the
Rand-U.S. dollar exchange rate, because most of Harmony's working costs are incurred in Rand.
The increase in cash costs expressed in U.S. dollars per ounce in fiscal 2003 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See "Item 5. Operating and
Financial Review and Prospects--Exchange Rates." Cash costs per ounce in U.S. dollars were also negatively impacted by lower tonnage at Randfontein, Evander and Elandskraal operations.
If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2003 by 13.2%, due primarily to lower production at Randfontein, Free State, Evander and Elandskraal
operations, the reduction of relatively lower-cost surface operations at Randfontein and increases in the costs of labor and supplies at Harmony's South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
An improvement in recovered grade helped to control cash costs per ounce at
Kalgold during fiscal 2003. See "Item 8. Financial Information Significant Changes."
Harmony's cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony's total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine. See "Item 5. Operating and Financial Review and
Prospects--Costs."
Harmony
has
calculated
cash
costs per ounce by dividing total
cash costs, as
determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in
November 1999. Cash costs, as defined in the Gold Institute standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the Australian operations, the Australian dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides (1) an indication of a company's profitability and efficiency, (2) the trends in costs as the company's operations mature, (3) a measure of a company's gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
The following is a reconciliation of total cash costs to the nearest comparable
GAAP measure, production cost:

2003
2002
2001
$000
502,210
(2,697)
504,907
$'000
$'000
Cash costs ...............................................
599,746
468,912
Less : Deferred stripping...............................
1,397
(486)
Production costs........................................
598,349
469,398
Depreciation and amortization
Depreciation and amortization charges increased $30.7 million, or 101.7%, from
$30.2 million in fiscal 2002 to $60.9 million in fiscal 2003. This increase was attributable primarily to the the appreciation of the Rand against the U.S. dollar, which increased the depreciation charges for the South African operations and the increased Australian operations depreciation charges due to the inclusion of Hill 50 for the entire fiscal 2003, compared with 3 months in fiscal 2002, and Abelle operations from May 1, 2003.
Employment termination costs
Employment termination costs decreased $3.7 million, or 42%, from $8.8 million in fiscal 2002 to $5.1 million in fiscal 2003. This decrease was due primarily to lower restructuring costs being incurred at the Elandskraal, Randfontein and Australian operations during fiscal 2003 compared with fiscal 2002, following the finalization of terminations at
Randfontein's shaft 4 following its closure in the quarter ended June 30, 2001 and the combination of the New Hampton and Hill 50 corporate offices in Perth in fiscal 2002.
Provision/(reversal of provision) for rehabilitation costs
As from July 1, 2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. Under this method the rehabilitation charge for fiscal 2003 was a positive $ 0.4 million compared to a negative $15.2 million in fiscal 2002, which was under the old standard. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date.
Previously, Harmony provided for its obligations over the life of mine for each operation using principally the units-of-production method based on estimated proven and probable reserves above infrastructure.

Corporate expenditure, exploration expenditure and marketing and new business expenditure.
Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $ 3.3. million, or 14%, from $23.5 million in fiscal 2002 to $26.8 million in fiscal 2003. This increase was due primarily to increased corporate expenditures following
Harmony's acquisition of Abelle, the merger with ARMgold, costs related to investigating and pursuing new business opportunities and increased expenditures to investigate and develop opportunities to produce value-added products, such as jewelry and other products made of fabricated gold. In fiscal 2003, Harmony also increased exploration expenditure in connection with the Kalplats feasibility study by $1.9 million and its exploration in Peru by approximately
$1.5 million compared to fiscal 2002. See "Item 4. Information on the Company--Business--Exploration."
Gain on financial instruments
The gain on financial instruments in fiscal 2003 was $43.2 million, as compared with a gain of $8.9 million in fiscal 2002. The gains in fiscal 2003 and 2002 related primarily to the change in the mark-to-market of derivative instruments held by Hill 50 following its acquisition in April 2002.
(Profit)/loss on sale of other assets and listed investments
Harmony recorded a profit of $59.2 million on the sale of other assets and listed investments in fiscal 2003, as compared with a gain of $4.5 million on the sale of other assets and listed investments in fiscal 2002. The profit in fiscal 2003 arose on disposal of Harmony's
Placer Dome investment in fiscal 2003. The profit was determined by reference to the difference between the proceeds and the cost of the initial investment in Goldfields Australia. Harmony acquired its shares in Place Dome following Aurion Gold being acquired by Place Dome.
Harmony had acquired its shares in AurionGold following the merger of Goldfields Australia and Delta Gold, with the merged entity being renamed AurionGold. The profit in fiscal 2002 was the result of the resale of the ARMgold shares that Harmony acquired in the initial public offering of ARMgold in May 2002.
Stock-based compensation
Harmony adopted FAS 123 on July 1, 2002. FAS 123 requires that all stock options granted subsequent to that date be fair valued, and that the fair value be recognized as stock-based compensation expense over the options vesting period.
Stock-based compensation expenses decreased by $ 7.6 million, or 80.9%, from
$9.4 million in fiscal 2002 to $ 1.8 million in fiscal 2003. The fiscal 2003 expense comprised of
$ 4 million related to the amortization of the fair value of the 2002 and 2003 option grants of the
Company and its subsidiary Abelle and a credit of $2.2 million for options granted in fiscal 2001.
The options granted in fiscal 2001 were subject to variable accounting until the earlier of the date of their exercise, or March 27, 2003, since their exercise price was not known at the date of grant as they were exercisable with a recourse note. On March 27, 2003, Harmony cancelled the ability for employees to exercise options with a recourse note, and variable accounting for the
2001 options outstanding at that date ceased, as their exercise price is now known.

The fiscal 2002 expenses comprised of $2.0 million related to the amortization of the fair value of the 2002 option grants and $7.4 million for options granted in fiscal 2001.
Equity loss of joint venture
Equity income of joint venture increased by $39.5 million, or 300%, from $13.2 million in fiscal 2002 to $ 52.8 million in fiscal 2003. The increase arose due to the inclusion for a full year in fiscal 2003 of Harmony's interest in the Free Gold Company's results, as compared with two months from May 1, 2002 for fiscal 2003 and the inclusion of Harmony's 17.25% share of Avmin's results held through the Clidet joint venture, which was acquired in May 2003.
Equity loss of associate companies
Equity loss of associate companies was $1.2 million in fiscal 2003 and reflected
Harmony's proportionate share of Highland Gold's profits of $4 million for fiscal 2003 and its iproportionate share of costs incurred by Bendigo of $5.2 million. The costs were incurred to develop the  infrastructure required to access ore below the town of Bendigo. Equity loss of associate companies was $0.5 million in fiscal 2002. The loss of associate companies reflected
Harmony's proportionate share of the costs of $1.42 million that Bendigo incurred to develop infrastructure required to access ore below the town of Bendigo. The equity loss associated with these development costs was offset by profit of $0.94 million recorded by Hill 50 in the month of
March 2002, during which Harmony equity accounted for Hill 50.
Impairment of assets
In fiscal 2003, Harmony reduced its ore reserves estimates at its Australian operations from 2.3 million ounces to 1.5 million ounces.
This resulted in revised mine plans being designed for the Australian operations which did not support the carrying value of the Australian operations assets and accordingly an impairment charge of $117.6 million was recognized.
In fiscal 2002, Harmony reduced the grade estimates for future production at New
Hampton's Big Bell underground operations due to disappointing results from the lower levels of this mine, as a result of lower than expected grade. The write-down in fiscal 2002 of $44.3 million reflected the impairment of the carrying value of these Big Bell assets.
Interest paid
Harmony paid $27.4 million in interest during fiscal 2003 compared to $19.1 million during fiscal 2002. This increase was due to the increased value of the loans outstanding following the draw down of $117.6 million on the Rand denominated Nedbank loan to finance the acquisition of the 17.25% interest in Avmin acquired during May 2003, whilst the appreciation of the Rand during the period resulted in higher interest expense on Harmony's
Rand-denominated senior unsecured fixed rate bonds due June 14, 2006 and the BoE Bank
Limited loan in U.S. dollars when compared with fiscal 2002.

Provision for former employees post-retirement benefits
Harmony provides for amounts due under its former employees post-retirement benefits. In fiscal 2003, Harmony provided $0.5 million for these benefits compared with $0.04 million in fiscal 2002, based on updated actuarial valuations. The increase in fiscal 2003 is primarily due to the appreciation of the Rand.
Income and mining taxes

                          South Africa.
Harmony pays taxes on mining income and non-mining income.
The amount of Harmony's South African mining income tax is calculated on the basis of a formula that takes into account Harmony's total revenue and profits from, and capital expenditures for, mining operations in South Africa. Five percent of total mining revenue is exempt from taxation in South Africa. The amount of revenue subject to taxation is calculated by subtracting capital expenditures from operating profit. The amount by which the adjusted profit figure exceeds 5% of revenue constitutes taxable mining income. Harmony and its subsidiaries each make their own calculation of taxable income.
The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on
Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of 2003 and 2002, the tax rates for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. In 1993, Harmony elected to pay the STC tax. All of Harmony's South
African subsidiaries, however, elected the STC exemption. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.
Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Harmony's Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. With effect from July 1, 1998, mining operations (other than operations on freehold land) are also subject to a 2.5% gold royalty because the mineral rights are owned by the state. All gold production from the Big Bell and Mt. Magnet operations is subject to this royalty. Most of the production from the South Kalgoorlie operations is from freehold land and is, accordingly, exempt from this royalty.
With effect from July 1, 2001, the Australian legislature introduced a Uniform
Capital Allowance, which allows tax deductions for depreciation attributable to assets and certain other capital expenditures. In addition, under current Australian tax law, certain grouping concessions are available to companies in the same ultimate control group. These concessions include the ability to group losses and obtain capital gains tax roll-over relief from the transfer of assets among two or more entities if the entities are engaged in the same business or if the entities are wholly-owned by the same entity. Harmony's subsidiaries in Australia accordingly qualify to transfer losses from one entity to another in the event that a loss is made in one entity and a profit is generated in another.
Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of Harmony's
Australian subsidiaries that are paid to Harmony. In the case of dividend payments to non-
residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company's parent company). Where dividends are fully taxable, an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.
Effective tax rate. The table below indicates Harmony's effective tax rate, which represents the current tax rate due pursuant to the statutory formula and the amount of deferred tax, for fiscal 2003 and fiscal 2002. Harmony bases its estimate of effective tax rates on the application of statutory tax formulas to historic operating results. Current tax due includes mining and non-mining tax calculated by applying the statutory formula to the actual results of operations for the relevant period. Deferred tax is provided at the estimated future effective mining tax rate.
Fiscal year ended June 30,
Income and mining tax
2003
2002
Effective tax rate expense .....................................................................
25.9%
13.9%
The effective tax rate for fiscal 2003 was lower than the statutory tax rate of 46%
for Harmony and its subsidiaries as a whole. The lower effective tax rate is primarily due to the exclusion of the equity income of the Free Gold Company which decreases the Company's effective tax rate expense and the five percent of total mining revenue excluded from the
Company's taxable income.

The effective tax rate for fiscal 2002 was lower than the estimated statutory tax rate of 20.5% for Harmony and its subsidiaries as a whole. A primary factor in the lower tax effective rate was the fact that the equity income from the Free Gold Company is excluded from the calculation of Harmony's taxable income. In addition, the effective tax rate for fiscal 2002 was lowered by Harmony's release of valuation allowances against deferred tax assets at Kalgold, which, in light of the higher prevailing market price for gold and the resulting increase in profitability, are now deemed more likely than not to be recovered.

The increase in the effective tax rate expense of 12% to 25.9% in fiscal 2003 from 13.9% fiscal 2002, was due to the revision of Harmony and its subsidiaries estimated expected future mining tax rate which resulted in an increased deferred tax liability and the release of the valuation allowance against deferred tax assets at Kalgold, which in the light of the higher prevailing gold prices and the resulting increased in profitability, were deemed more likely than not to be recovered

Minority interests
Minority interests were $0.5 million in fiscal 2003, as compared with $1.6 million in fiscal 2002. The minority interest in fiscal 2003 reflected the 13% minority shareholders interests in the results of Abelle following the acquisition by Harmony of 87% interest in Abelle in May 2003. The minority interests in fiscal 2002 reflected the 10% participation interest in the
Elandskraal Venture that Open Solutions acquired with effect from April 31, 2001. See "Item
4. Information on the Company--Business--Harmony's Mining Operations--Elandskraal
Operations."

Income before cumulative effect of change in accounting principle
Income before cumulative effect of change in accounting principle was $71.8 million in fiscal 2003, as compared with $87.7 million in fiscal 2002. This decrease was primarily attributable to the factors described above.
Cumulative effect of change in accounting principle (FAS 143), net of tax
With effect from July 1, 2002, the Company adopted Statement of Financial
Accounting Standard 143, accounting for Asset Retirement Obligations ("FAS143"). The adoption of FAS143 resulted in Harmony recording a $14.8 million credit cumulative effect of a change in accounting principle, net of tax.
Years ended June 30, 2002 and 2001
Revenues
Revenue increased $89.6 million, or 14.8%, from $607.2 million in fiscal 2001 to
$696.8 million in fiscal 2002. This increase was attributable primarily to the higher average sales price of gold received by Harmony, the inclusion of Elandskraal and New Hampton for the full fiscal year and the inclusion of Hill 50 for three months.
Harmony's gold sales increased 248,415 ounces, or 11.6%, from 2,140,043 ounces in fiscal 2001 to 2,388,458 ounces in fiscal 2002. This increase was attributable primarily to the inclusion of Elandskraal (476,059 ounces in fiscal 2002, compared with 122,880 ounces in fiscal 2001) and New Hampton (191,521 ounces in fiscal 2002, compared with 55,653 ounces in fiscal 2001) in the results for the full fiscal year and the inclusion of Hill 50 (61,472 ounces) in the results for three months in fiscal 2002. This increase in sales was partially offset by reduced sales from Randfontein due to the closure of shaft 4 and reduced sales from the Free
State operations due to the closure of Harmony 4 and Virginia 2 shafts and the suspension of mining at the Brand 2 shaft. See "Item 4. Information on the Company--Business--Harmony's
Mining Operations--Randfontein Operations" and "Business--Harmony's Mining Operations--
Free State Operations." Harmony's average sales price of gold per ounce was $283 in fiscal
2002, as compared with $276 in fiscal 2001, which was due primarily to higher market prices for gold.
Interest and dividend income increased by 6.5 million, or 110.2%, from $5.9 million in fiscal 2001 to $12.4 million in fiscal 2002. In fiscal 2002 Harmony earned interest on higher cash balances as a result of increased cash flow and received $1.6 million in dividends from AurionGold.
Other income decreased by $1.5 million, or 14.0%, from $10.7 million in fiscal
2001 to $9.2 million in fiscal 2002. The decrease was primarily due to decreased profits from the sale of surplus assets such as vehicles, mining equipment, buildings and farmland at
Harmony's South African operations.

Costs
The following table sets out Harmony's total ounces sold and weighted average cash costs per ounce for fiscal 2001 and fiscal 2002:
Year ended
June 30, 2002
1
Year ended
June 30, 2001
2
% decrease in
cash costs
(oz)
($/oz)
(oz)
($/oz)
Elandskraal ...............
476,059
196
122,880
209
6
Randfontein ..............
561,638
177
220
20
723,421
Free State ..................
611,944
216
264
18
686,223
Evander.....................
458,212
415,382
171
199
14
Bissett
3
......................
44,303
8,263
109
330
67
Kalgold .....................
49,351
62,179
205
260
21
New Hampton...........
191,521
242
319
24
55,653
Hill 50.......................
61,472
213
--
--
--
Total..........................
2,388,458
2,140,043
Weighted average .....
196
234
16
___________________
1
Includes three months of production from Hill 50.
2
Includes
three months of production at Elandskraal and New Hampton.
3
Represents production from clean-up of the plant and mill during the transition to care and maintenance.
During Harmony's fiscal 2002, sales from the Free Gold assets amounted to
1,143,243 ounces of gold at an average cost of $175 per ounce. Harmony's interest in two months of these sales (reflecting the period from May 1, 2002 to June 30, 2002) totaled 104,005 attributable ounces at an average cash cost of $130 per ounce. Because Harmony equity accounts for its 50% interest in the Free Gold Company, the Free Gold Company's sales are not included in Harmony's sales figures in this annual report and the average cash cost of the Free
Gold Company's sales is not used in calculating Harmony's overall average cash costs in this annual report.
Harmony's weighted average cash costs decreased by $38 per ounce from $234 in fiscal 2001 to $196 per ounce in fiscal 2002. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed.
Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S.
dollar exchange rate, because most of Harmony's working costs are incurred in Rand. The decrease in cash costs expressed in U.S. dollars per ounce in fiscal 2002 was attributable primarily to the depreciation of the Rand against the U.S. dollar, which caused a significant reduction when these costs were translated into U.S. dollars. See "Item 5. Operating and
Financial Review and Prospects--Exchange Rates." If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2002, due primarily to the inclusion of relatively higher-
cost production from the Elandskraal and New Hampton operations, the reduction of relatively lower-cost surface operations at Randfontein and increases in the costs of labor and supplies at
Harmony's South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

The substantial decrease in cash costs at Bissett was due primarily to low cost production resulting from clean-up of the plant and mill during the transition to the care and maintenance program in the quarter ended September 30, 2001. An improvement in recovered grade helped to control cash costs per ounce at Kalgold.
Harmony's cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony's total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine. See "Item 5. Operating and Financial Review and
Prospects--Costs."
Harmony
has
calculated
cash
costs per ounce by dividing total
cash costs, as
determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in
November 1999. Cash costs, as defined in the Gold Institute standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the Australian operations, the Australian dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides (1) an indication of a company's profitability and efficiency, (2) the trends in costs as the company's operations mature, (3) a measure of a company's gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
Depreciation and amortization
Depreciation and amortization charges decreased $1.3 million, or 3.8%, from
$31.4 million in fiscal 2001 to $30.2 million in fiscal 2002. This decrease was attributable to the benefit of the depreciation of the Rand against the U.S. dollar, which more than offset depreciation charges incurred at the recently-acquired Elandskraal, New Hampton and Hill 50 operations.

Employment termination costs
Employment termination costs increased $4.1 million, or 87%, from $4.7 million in fiscal 2001 to $8.8 million in fiscal 2002. This increase was due primarily to continued
restructuring at the Elandskraal operations, the closure of the Free State's Harmony 4 and
Virginia 2 shafts, the suspension of mining at the Free State's Brand 2 shaft, the finalization of terminations at Randfontein's shaft 4 following its closure in the quarter ended June 30, 2001 and the combination of the New Hampton and Hill 50 corporate offices in Perth.
Provision/(reversal of provision) for rehabilitation costs
Harmony provided $15.2 million for rehabilitation costs in fiscal 2002. Harmony reversed a total of $6.8 million in prior provisions for rehabilitation costs in fiscal 2001, primarily due to a revision of the estimates associated with the rehabilitation of Harmony's mines. The increased rehabilitation expense in fiscal 2002 was largely due to a reassessment of the Big Bell life of mine, which was reduced significantly, and the inclusion of rehabilitation expenditure from Hill 50. See "Item 4. Information on the Company--Business--Harmony's
Mining Operations--Big Bell Operations."
Corporate expenditure, exploration expenditure and marketing and new business expenditure.
Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $12.4 million, or 111.7%, from $11.1 million in fiscal 2001 to $23.5 million in fiscal 2002. This increase was due primarily to increased corporate expenditures following Harmony's acquisitions of New Hampton, Elandskraal and Hill 50 and the Free Gold
Company's acquisition of the Free Gold assets, costs related to investigating and pursuing new business opportunities and increased expenditures to investigate and develop opportunities to produce value-added products, such as jewelry and other products made of fabricated gold. In fiscal 2002 Harmony also increased exploration expenditure in connection with the Kalplats feasibility study and international exploration projects. See "Item 4. Information on the
Company--Business--Exploration."
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
Stock-based compensation
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
Equity income of joint venture
Equity income of joint venture was $13.2 million in fiscal 2002, representing
Harmony's interest in the Free Gold Company's results with effect from May 1, 2002. Harmony recorded no income or loss from joint ventures in fiscal 2001.
Equity loss of associate companies
Equity loss of associate companies was $0.5 million in fiscal 2002. The loss of associate companies reflected Harmony's proportionate share of the costs of $1.42 million that
Bendigo incurred to develop infrastructure required to access ore below the town of Bendigo.
The equity loss associated with these development costs was offset by profit of $0.94 million recorded by Hill 50 in the month of March 2002, during which Harmony equity accounted for
Hill 50. Harmony recorded no income or loss from associate companies in fiscal 2001.
Impairment of assets
In fiscal 2002, Harmony reduced the grade estimates for future production at New
Hampton's Big Bell underground operations due to disappointing results from the lower levels of this mine, as a result of lower than expected grade. The write-down in fiscal 2002 of $44.3 reflected the impairment of the carrying value of these Big Bell assets. In fiscal 2001, Harmony decided to place the Bissett mine on a care and maintenance program due to the mining operations being uneconomical at current gold prices, and to close certain Randfontein, Evander and Free State shafts. The write-down in fiscal 2001 of $28.6 million primarily reflected the excess of the book value of Bissett's long-term and other assets over the estimated salvage value of these assets of $19.6 million and the impairment of the carrying value of certain Free State and Randfontein shafts of $5.6 million.
Interest paid
Harmony paid $19.1 million in interest during fiscal 2002 compared to $15 million during fiscal 2001. This increase was due primarily to an increased amount of interest-

bearing debt outstanding for the period, in particular, Harmony's Rand-denominated senior unsecured fixed rate bonds issued on June 24, 2001.
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
The amount of Harmony's South African mining income tax is calculated on the basis of a formula that takes into account Harmony's total revenue and profits from, and capital expenditures for, mining operations in South Africa. Five percent of total mining revenue is exempt from taxation in South Africa. The amount of revenue subject to taxation is calculated by subtracting capital expenditures from operating profit. The amount by which the adjusted profit figure exceeds 5% of revenue constitutes taxable mining income. Harmony and its subsidiaries each make their own calculation of taxable income.
The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on
Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of 2002 and 2001, the tax rates for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. In 1993, Harmony elected to pay the STC tax. All of Harmony's South
African subsidiaries, however, elected the STC exemption. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.
Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Harmony's Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. With effect from July 1, 1998, mining operations (other than operations on freehold land) are also subject to a 2.5% gold royalty because the mineral rights are owned by the state. All gold production from the Big Bell and Mt. Magnet operations is subject to this royalty. Most of the production from the South Kalgoorlie operations is from freehold land and is, accordingly, exempt from this royalty.

With effect from July 1, 2001, the Australian legislature introduced a Uniform
Capital Allowance, which allows tax deductions for depreciation attributable to assets and certain other capital expenditures. In addition, under current Australian tax law, certain grouping concessions are available to companies in the same ultimate control group. These concessions include the ability to group losses and obtain capital gains tax roll-over relief from the transfer of assets among two or more entities if the entities are engaged in the same business or if the entities are wholly-owned by the same entity. Harmony's subsidiaries in Australia accordingly qualify to transfer losses from one entity to another in the event that a loss is made in one entity and a profit is generated in another.
Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of Harmony's
Australian subsidiaries that are paid to Harmony. In the case of dividend payments to non-
residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company's parent company). Where dividends are fully taxable, an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.
Effective tax rate. The table below indicates Harmony's effective tax rate, which represents the current tax rate due pursuant to the statutory formula and the amount of deferred tax, for fiscal 2002 and fiscal 2001. Harmony bases its estimate of effective tax rates on the application of statutory tax formulas to historic operating results. Current tax due includes mining and non-mining tax calculated by applying the statutory formula to the actual results of operations for the relevant period. Deferred tax is provided at the estimated future effective mining tax rate.
Fiscal year ended June 30,
Income and mining tax
2002
2001
Effective tax rate expense .....................................................................
13.9%
49.1%
The effective tax rate for fiscal 2002 was lower than the statutory tax rate of
46% for Harmony and its subsidiaries as a whole. A primary factor in the lower tax effective rate was the fact that the equity income from the Free Gold Company is excluded from the calculation of Harmony's taxable income. In addition, the effective tax rate for fiscal 2002 was lowered by Harmony's release of valuation allowances against deferred tax assets at Kalgold, which, in light of the higher prevailing market price for gold and the resulting increase in profitability, was deemed more likely than not to be recovered. The effective tax rate for fiscal 2001 was higher then then-estimated statutory tax rate of 46% for Harmony and its subsidiaries as a whole due to valuation allowances being raised against tax losses of Bissett and
New Hampton.
Minority interests
Minority interests were $1.6 million in fiscal 2002, as compared with $0.3 million in fiscal 2001. The minority interests in fiscal 2002 and fiscal 2001 reflected the 10%

participation interest in the Elandskraal Venture that Open Solutions acquired with effect from
April 31, 2001. With effect from April 1, 2002, Open Solutions sold this interest back to
Harmony. See "Item 4. Information on the Company--Business--Harmony's Mining
Operations--Elandskraal Operations."
Income before cumulative effect of change in accounting principle
As a result of the factors discussed above, income before cumulative effect of change in accounting principle was $87.7 million in fiscal 2002, as compared with 14.8 million in fiscal 2001. This increase was primarily attributable to higher market prices for gold, as a result of which Harmony received a higher average price per ounce of gold (which increased revenue), and the depreciation of the Rand against the U.S. dollar (which reduced costs when translated into U.S. dollars). See "Item 5. Operating and Financial Review and Prospects--
Exchange Rates." The inclusion of Elandskraal and New Hampton for a full year, and Hill 50 for three months, as well as the equity income from Harmony's interest in the Free Gold
Company, also contributed to the increase in income before cumulative effect of change in accounting principle.
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
With Harmony's adoption of FAS 133 with effect from July 1, 2000, none of
Harmony's derivatives at that date qualified for hedge accounting as they did not meet the new hedging requirements of FAS 133 and were thus marked to market, resulting in a cumulative effect of change in accounting principles write-off of $5.8 million, net of tax, in fiscal 2001. The cumulative effect adjustment was required to record on the balance sheet the fair value of derivative instruments that previously qualified for off-balance sheet hedge accounting. As at
June 30, 2001, none of the derivatives held by Harmony qualified for hedge accounting and have thus been marked to market accordingly and the associated gains and losses were recognized in results in fiscal 2001. No cumulative effect adjustment was recorded in fiscal 2002.
LIQUIDITY AND CAPITAL RESOURCES
Funding and treasury policies are managed centrally by Harmony. There are no legal or economic restrictions on the ability of Harmony's subsidiaries to transfer funds to
Harmony. Harmony has generally funded its operations and its short-term and long-term liquidity requirements from (i) cash generated from operations, (ii) credit facilities and other borrowings and (iii) sales of equity securities.
Cash Resources
Operations
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-U.S. dollar exchange rate, cash costs per ounce and, in the case of the Australian operations, the Australian dollar-U.S. dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash provided by operations was $155.4 million in fiscal 2003, as compared with $161.9 million in fiscal 2002. This decrease was primarily attributable to higher costs due to the appreciation of the Rand against the U.S. dollar (which increased costs when translated into U.S. dollars), which more than offset increased gold sales from higher U.S. dollar denominated gold price. See "Item 5. Operating and Financial Review and Prospects--
Exchange Rates." The decrease in cash provided by operations was also impacted by the $34.9 million increase in taxes paid and the $ 7.7 million increase in interest expense and a $23.9 million increase in working capital charges (which reflects changes in receivables, inventories and accounts payable).
Net cash provided by operations was $162.4 million in fiscal 2002, as compared with $49.0 million in fiscal 2001. This increase was due to higher market prices of gold, as a result of which Harmony received a higher average price per ounce of gold (which increased revenue), and the depreciation of the Rand against the U.S. dollar (which reduced costs when translated into U.S. dollars). See "Item 5. Operating and Financial Review and
Prospects--Exchange Rates." Increased gold sales as a result of the inclusion of Elandskraal and
New Hampton for a full year, and Hill 50 for three months from April 1, 2002, also contributed to the increased cash provided by operations. The increase in cash provided by operations was partially offset by the $22.0 million cost of closing out the Randfontein hedges, the $4.1 million increase in taxes paid, the $4.6 million increase in interest expense and a $4.2 million increase in working capital charges (which reflects changes in receivables, inventories and accounts payable).
Investing
Net cash utilized in investing activities was $ 232.8 million in fiscal 2003, as compared with $312.7 million in fiscal 2002. This change was due to the costs of acquiring subsidiaries, joint ventures, associates and other investments in fiscal 2003 being
$230.6 million versus $289.5 million in fiscal 2002, the increase of $ 73.5 million received as proceeds on the disposal of listed investments and an increase in capital expenditure of $42.9 million due principally to the development of new capital projects. Net cash utilized in investing activities was $312.7 million in fiscal 2002, as compared with $189.3 million in fiscal
2001. This increase was primarily due to the cash paid for Hill 50 of $124.8 million, Harmony's investment in and loans advanced to the Free Gold Company of $84.6 million, Harmony's investment in Bendigo of $22.8 million, Harmony's investment in Highland Gold of $18.1 million, the repurchase by Harmony of Open Solutions' participation rights in the Elandskraal

Venture for $18.5 million and an increase in capital expenditures of $9.2 million due principally to the inclusion of Elandskraal and New Hampton for a full year and Hill 50 from April 1, 2002.
Financing
Net cash generated by in financing activities was $155.1 million in fiscal 2003, as compared with net cash generated by financing activities of $166.5 million in fiscal 2002. This decrease was due primarily to the lower number of ordinary shares issued in fiscal 2003 and the resulting proceeds decreasing from $159.6 million in fiscal 2003 to $151.3 million in fiscal 2003, the increase in the amount of net long-term financing from $29.5 million in fiscal 2002 to $102.5 million in fiscal 2003 and the increase in dividends paid from $22.6 million in fiscal 2002 to
$98.6 million in fiscal 2003.
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
Outstanding Credit Facilities and Other Borrowings
On March 2, 2001, Harmony entered into a U.S. dollar denominated term loan facility of $9 million, all of which has been drawn down, with BAE Systems plc for the purpose of financing the design, development and construction of a facility for the manufacture and sale of value added gold products at the Free State operations. The loan is secured by a pledge of certain gold proceeds and other assets from this facility (and limits Harmony's ability to use the facility as security for other obligations) and is repayable in full on April 30, 2004. The loan bears interest at LIBOR plus 2%, which is accrued daily from the drawdown date and is repayable on a quarterly basis.
On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1,200 million ($149.3 million at an exchange rate of R8.04 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006, subject to early redemption at Harmony's option. The bonds have been listed on the Bond Exchange of South Africa. Harmony used the proceeds from the sale of the bonds to retire a portion of a syndicated loan facility and to partially fund the
Elandskraal acquisition. So long as the bonds are outstanding, Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances.
On April 18, 2002, Harmony entered into a Rand-denominated term loan facility of Rand 500 million ($76.7 million), all of which has been drawn down, with BoE Bank Limited for the purpose of partially funding (i) Harmony's acquisition of shares in the Free Gold
Company and (ii) loans made by Harmony to the Free Gold Company in connection with the acquisition of the Free Gold assets. This facility is secured by a pledge of Harmony's shares in the Free Gold Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on April 23, 2006, and eight equal semi-annual installments are due beginning October 23, 2002. The loan bears interest at a rate equal to JIBAR plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing July 23, 2002. Pursuant to the terms of this facility, Harmony is required to maintain specified ratios of earnings to debt service and borrowings, as well as a specified level of consolidated tangible net worth. In addition, pursuant to this facility, Harmony is subject to specified limits on its ability to (i) permit encumbrances over pledged revenues or assets,
(ii) make loans or incur specified types of indebtedness, (iii) dispose of more than 25% of its assets or (iv) make distributions to its shareholders if a default or event of default under this term loan facility has occurred and is continuing. If Harmony fails to meet these requirements, the loan may be accelerated and become due and payable in full. As of December 10, 2003,
Harmony was in compliance in all material respects with the terms of this facility.
On May 8, 2003, Harmony entered into a Rand-denominated term loan facility of
Rand 850 million ($130.4 million), all of which has been drawn down, with Nedbank Limited for the purpose of funding Harmony's acquisition of 17.25% of the outstanding share capital of
Avmin. This facility is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on November 8, 2004. The loan bears interest at a rate equal to 3 months'
JIBAR plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears. As of December 10, 2003, Harmony was in compliance in all material respects with the terms of this facility.
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
On March 1, 2000, Harmony Australia entered into a $20 million loan facility with Robert Fleming, now JPMorgan, in connection with the acquisition of Harmony's initial interest in AurionGold. The loan bore interest at LIBOR plus 2.5%, and the original terms of the loan required repayment by December 31, 2000. During December 2000 and March 2001,
Harmony and JPMorgan agreed to extend the maturity date to March 31, 2001 and April 5, 2001, respectively. The amount was repaid in full in April 2001 following the closing of the syndicated loan facility. See "Item 4. Information on the Company--Business--Description of
Mining Business--AurionGold and Placer Dome."

On March 22, 2001, Harmony and Harmony Australia entered into a syndicated loan facility of approximately $260 million with Citibank, N.A., J.P. Morgan plc and ANZ
Investment Bank, as dollar joint lead arrangers, ABSA and BoE Bank Limited, as Rand joint lead arrangers, Chase Manhattan International Limited, as facilities agent, and ABSA, as local facilities agent, for the purpose of partially funding the acquisitions of Elandskraal and New
Hampton, repaying all of Harmony's existing non-South African debt and the ABSA term loan facility and providing working capital. This syndicated loan facility consisted of three specific facilities of an aggregate of Rand 1,160 million and $115 million. As of May 31, 2001,
Harmony had drawn down approximately Rand 1,160 million and $113.4 million of these facilities. Up to $100 million of the syndicated loan facility was required to be repaid following the completion of any primary or secondary offering of Harmony's share capital, in the event of specified disposals of assets and in the event of the acquisition of control of Harmony by any third party or parties acting in concert (unless the lenders had given their prior written consent to the change of control). Following the completion of the June 2001 global offering described below, as well as the corporate bond issuance and the subscriptions by the IDC described in this annual report, Harmony repaid this syndicated loan facility in full.
On November 9, 2001, New Hampton entered into a term loan facility of A$35 million with Australia and New Zealand Banking Group Limited, for the purpose of refinancing
New Hampton's existing debt and funding capital development at New Hampton. The facility, all of which was drawn down, bore interest at the Bank Bill Rate quoted by Reuters or determined by the lender, plus 1.25%. Harmony Australia guaranteed this facility and pledged its shares in AurionGold as security. The facility was repaid in full on May 23, 2002.
On February 28, 2002, Harmony Australia entered into an $8 million bilateral interim revolving loan facility with Citibank, N.A. for the purpose of partially funding the acquisition of Hill 50. See "Item 4. Information on the Company--Business--History."
Harmony guaranteed this facility. This facility bore interest at a percentage rate per annum equal to LIBOR plus 1.50% plus specified additional mandatory costs. Harmony was required to repay this facility on the last date of the selected interest period, or within 5 business days of acquiring
50.1% of Hill 50's shares and listed options. Following its receipt of funds under the $80 million syndicated loan facility described below, Harmony repaid this interim loan facility in full.
On February 28, 2002, Harmony Australia entered into a syndicated loan facility of approximately $80 million with Citibank, N.A., as lead arranger, and Australia and New
Zealand Banking Group Limited, Citibank, N.A., Societe Generale, N.M. Rothschild & Sons
Limited, ABSA Asia Limited, RMB International (Dublin) Limited and Standard Finance (Isle
of Man) Limited, as lenders, and Citibank International plc, as agent and security trustee. This facility was drawn down in full for the purpose of repaying in full the $8 million interim loan facility described above, and partially funding the acquisition of Hill 50. See "Item 4.
Information on the Company--Business--History." The facility was secured by Harmony's
Australian assets and was guaranteed by Harmony and its subsidiaries, Randfontein, Evander,
Kalgold and Lydenburg Exploration Limited, or Lydex. The facility was repayable in full on
February 28, 2004 and bore interest at a percentage rate per annum determined according to a contractual formula applied on the drawdown date (generally equal to LIBOR plus 1.50% or
1.60% depending on the circumstances of the drawdown), plus specified additional mandatory costs. Pursuant to the terms of this facility, Harmony was required to maintain specified ratios of earnings to debt service and borrowings, as well as a specified level of consolidated tangible net worth. Harmony repaid this facility in full on June 14, 2002, using the proceeds of its April 29,
2002 international private placement. See "--Sale of Equity Securities" below.
Sales of Equity Securities
Historically, sales of Harmony's equity securities have included subscriptions by investors in Harmony's ordinary shares. On June 20, 2001, the IDC completed subscriptions for
Harmony's ordinary shares and preference shares that resulted in Simane acquiring 10,958,982 ordinary shares. Harmony received aggregate consideration for these subscriptions of approximately $39.4 million, as described in this annual report, which was used to retire a portion of the $260 million syndicated loan facility described above and for general corporate purposes. See "Item 7. Major Shareholders and Related Party Transactions."
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
Of the 9,027,500 warrants issued, 1,014,054 warrants were converted during fiscal 2002, with some of the warrants being converted and the remaining warrants having expired during fiscal 2003. Harmony used the proceeds received from the conversion of the warrants to fund working capital.
On April 29, 2002, Harmony completed an international private placement of
8,500,000 new ordinary shares for a cash price of $12.92 per share, realizing proceeds of approximately $109.9 million prior to the deduction of underwriting discounts, commissions and offering expenses. Harmony used the net proceeds of this placement to retire the ANZ loan and the $80 million syndicated loan facility with Citibank, N.A., as lead arranger.
On January 28, 2003, Harmony completed an international private placement of
8,000,000 new ordinary shares for a cash price of $15.50 per share, realizing proceeds of approximately $124.2 million prior to the deduction of underwriting discounts, commissions and offering expenses. Harmony plans to use the net proceeds of this placement to fund various growth projects.
Contractual Obligations and Commercial Commitments
Harmony's contractual obligations and commercial commitments consist primarily of credit facilities, as described above, and guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony's Australian operations, as described in "Item 4. Information on the Company--Regulation--Environmental
Matters."

Contractual Obligations on the Balance Sheet

The following table summarizes Harmony's contractual obligations as of June 30, 2003:

Payments Due by Period

Dollars in thousands

Total
Less than 12
months
July 1, 2003 to
June 30, 2004
12-36 Months
July 1, 2004
To
June 30, 2006
36-60 Months
July 1, 2006
To
June 30, 2008
After 60 Months
Subesequent
To
June 30, 2008
Senior unsecured fixed-rate bonds
1
.......
--
155,100
155,100
--
--
BoE Bank Limited loan facility
1
...........
16,644
49,933
33,289
--
--
BAE Systems plc loan facility
1
.............
9,001
9,001
--
--
--
Post retirement health care
2
...................
138
1,017
276
276
327
Environmental obligations
3
...................
7,049
62,977
4,990
3,992
46,966
Total contractual obligations ............
278,048
32,832
193,655
47,293
4,268
________________________
1
See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Credit Facilities and Other
Borrowings--Outstanding Credit Facilities and Other Borrowings."
2
This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2002.
3
Harmony makes provision for environmental rehabilitation costs and related liabilities based on management's interpretations of current environmental and regulatory requirements. See "Item 5. Operating and Financial Review and Prospects--Critical
Accounting Policies."
Contractual Obligations off the Balance Sheet
During fiscal 2002, Harmony and ARMgold formed the Free Gold Company to acquire the Free Gold assets from AngloGold. See "Item 5. Operating and Financial Review and Prospects--Overview" and "Business--Harmony's Mining Operations--Free Gold
Operations." Harmony accounts for its interest in the Free Gold Company using the equity method, under which Harmony's share of the net assets of the Free Gold Company is recorded as a single line item, "Investment in joint venture," on Harmony's consolidated balance sheet.
Accordingly, Harmony's consolidated balance sheet does not reflect any obligations that the Free
Gold Company has to third parties. Harmony expects that the Free Gold Company will generate sufficient cash flows from operations to meet these obligations. In the event that the Free Gold
Company is unable to meet these obligations from its internal resources, Harmony expects that the additional funding required will be provided by Harmony (as Harmony has merged with
ARMgold following the end of the 2003 fiscal year enabling the Free Gold Company to fund its contractual obligations.

The following table summarizes the Free Gold Company's obligations to third parties as of June 30, 2003:
Payments Due by Period

Dollars in thousands
Total
Less than 12
months
July 1, 2003 to
June 30, 2004
12-36
Months
July 1, 2004
to
June 30,
2006
36-60 Months
July 1, 2006
to
June 30, 2008
After 60
Months
Subsequent
to
June 30, 2008
AngloGold loan
1
............................. 42,915
--
42,915
--
--
Gold Fields
2
1,093                     278 556                      259                              --
Post retirement health care
3
33                                27                        27                            157
244
Environmental obligation
4
42,604                    4,768                         3,376               2,701                       31,759
Total contractual obligations .............. 86,856                    5,079                       46,874                   2,987           31,916
________________________
1
Reflects the fair value of the Rand 400 million interest-free loan which is payable to AngloGold by the Free Gold Company on
January 1, 2005, as part of the consideration for the Free Gold assets. See "Item 4. Information on the Company--
Business--Overview."
2
Reflects the amount accrued as payable to Gold Fields as a royalty based on the sales of St Helena for 48 months following the acquisition of St Helena by the Free Gold Company.
3
This liability relates to post-retirement medical benefits of former employees and  is based on actuarial valuations conducted during fiscal 2002 .

4
Free Gold makes provision for environmental rehabilitation costs and related liabilities based on managements' interpretations of current environmental and regulatory requirements.

During fiscal 2003, Harmony and ARMgold formed an incorporated joint venture company, Clidet to acquire a 34.5% interest in the outstanding share capital of Avmin. See
"Item 5. Operating and Financial Review and Prospects--Overview". Clidet's only asset is its investment in Avmin. Harmony accounts for its interest in Clidet using the equity method, under which Harmony's share of the net assets of Clidet is recorded as a single line item, "Investment in joint venture," on Harmony's consolidated balance sheet. Accordingly, Harmony's consolidated balance sheet does not reflect any obligations that Avmin has to third parties.
Clidet expects that Avmin will generate sufficient cash flows from operations to meet these obligations. In the event that Avmin is unable to meet these obligations from its internal resources, Clidet has not provided any guarantee to Avmin that it will provide the additional funding required in proportion to their respective shareholdings in Avmin, enabling Avmin to fund its contractual obligations.

The following table summarizes Avmin's obligations to third parties as of
June 30, 2003:
Payments Due by Period

Dollars in thousands
Total
Less than 12
months
July 1, 2003 to
June 30, 2004
12-36
Months
July 1, 2004
to
June 30,
2006
36-60 Months
July 1, 2006
to
June 30, 2008
After 60
Months
Subsequent
to
June 30, 2008
-
Deferred financial liability1 .............
22,769
-
-
-
12,045
22,769
-
Post retirement health care2 ..............
8,788
1,192
2,385
2,385
2,826
-
-
-
11,585
14,411
23,961
2,385
2,385
Environmental obligations3 ..............
11,585
Total contractual obligations ............
43,142
________________________
-
1
NOTE: These liabilities are in terms of Avmin's financial statements and the accounting policies may differ from Harmony's policies.
This liability relates to the negative fair value of Avmin's financial instruments as at June 30, 2003.
2
This liability relates to post-retirement medical benefits of former employees and is based on actuarial valuations conducted during fiscal 2001.
3
Avmin makes provision for environmental rehabilitation costs and related liabilities based on management's interpretations of current environmental and regulatory requirements
Commercial Commitments
The following table provides details regarding Harmony's commercial commitments as of June 30, 2003:
Amount of Commitments Expiring by Period

Dollars in thousands
Total
Less than 12
months
July 1, 2003 to
June 30, 2004
12-36 Months
July 1, 2004
to
June 30, 2006
36-60 Months
July 1, 2006
to
June 30, 2008
After 60 Months
Subsequent
to
June 30, 2008
Guarantees
1
...................................................
Capital commitments
2
..................................
3,732
3,732
-
-
-
-
-
-
Total commitments expiring by period .......
15,777
12,045
3,732
-
-
12,045
________________________
1
Reflects guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for
Harmony's Australian operations. See "Item 4. Information on the Company--Regulation--Environmental Matters."
2
Capital commitments consist only of amounts committed to external suppliers, although a total of $235.0 million has been approved by the Board for capital expenditures.
Trend Information
Information on recent trends in Harmony's operations is discussed in "Item 4.
Information on the Company--Business--Strategy" and "--Results of Operations" above.

Working Capital and Anticipated Financing Needs
The Board believes that Harmony's working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony's present working capital needs. Harmony expects that its business requirements through June 30, 2004 will be financed from internal resources and existing borrowings. For more information on
Harmony's planned capital expenditures, see "--Capital Expenditures" above and "Item 4.
Information on the Company--Business--Harmony's Mining Operations." Harmony may, in
the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See "Item 3. Key Information--Risk Factors--Harmony's strategy depends on its ability to make additional acquisitions." Harmony's Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony's cash-based operations and modest leverage. Harmony's ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand against the U.S. dollar. In addition,
Harmony's ability to obtain additional financing could be limited by covenants in the term loan facility of April 18, 2002 between Harmony and BoE Bank Limited, which imposes debt to earnings ratios and minimum net worth requirements and prevents Harmony from pledging, selling or creating encumbrances over pledged assets including Harmony's shares of the Free
Gold Company. Access to financing could also be limited by provisions of Harmony's corporate bonds, under which Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances.
See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital
Resources--Credit Facilities and Other Borrowings--Outstanding Credit Facilities and Other
Borrowings." Future financing arrangements would also be subject to the limits on the Board's borrowing powers described in "Item 10. Description of Ordinary Shares--Memorandum and
Articles of Association--Directors--Borrowing Powers." In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony's ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See
"Item 10. Additional Information--Exchange Controls and Other Limitations Affecting Security
Holders."
OTHER FINANCIAL INFORMATION
Export Sales
In fiscal 2002, approximately 65% of Harmony's gold produced in South Africa was refined by Harmony and exported, and approximately 76% of Harmony's gold produced in
Australia was exported. In fiscal 2003, approximately 85% of Harmony's gold produced in
South Africa was refined by Harmony and exported, and the remainder was refined at the Rand
Refinery, which is owned by a consortium of the major gold producers in South Africa.
Approximately 100% of Harmony's gold produced in Australia was exported.

Item 6. Directors, Senior Management and Employees

                                                 DIRECTORS AND SENIOR MANAGEMENT

                        The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Executive Directors
Bernard Swanepoel (42), BSc (Mining Engineering), B Com (Hons), Chief Executive Officer
and an Executive Director. Bernard has over 20 years' experience in the gold mining industry.
He started his career in gold mining at Grootvlei in 1983. As part of his training he spent time on various Gengold operations including Kinross (Evander) and Barberton. He then moved into senior management with the Gengold group, culminating in his appointment as general manager and a director of Beatrix Mines in 1993. He joined Randgold in 1995 as Managing Director of
Harmony and has been the driving force in making the company the fifth largest independent gold producer in the world and the largest in South Africa.

Frank Abbott (48), BCom, CA (SA), MBL, Chief Financial Officer and an Executive Director.
Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at operational level. He was appointed as financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October
1994. Until 1997, he was also a director of the gold mining companies Blyvooruitzicht,
Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines and a non-executive director of Harmony, which culminated in his appointment as financial director of Harmony in the same year.

Ferdi Dippenaar (42), BCom, BProc, MBA, Marketing Director and an Executive Director.
Ferdi started his career at the Buffelsfontein gold mine in 1983 and completed his degrees through part-time studies while employed in various financial and administrative capacities at the
Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand
Proprietary Mines. Following Harmony's acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997. He oversees Harmony's refinery and direct marketing activities, as well as the company's investor relations program.

Ted Grobicki (54), BSc (Hons) (Geology) MSc (Minerals Exploration) PrSciNat, FIMM,
Executive Officer for Harmony's Australian operations and an Executive Director. After fulfilling various roles within mining and exploration companies in South Africa, Namibia and
Zimbabwe, Ted was appointed chief executive of Texas Gulf Inc South Africa in 1979. He has since served at a senior executive level in a wide range of public and private companies in the mining sector, and was appointed as non-executive director of Harmony in 1994. With
Harmony's merger with Kalgold and West Rand Cons. in 1999, he was appointed as executive director focusing on new business. Ted has 30 years' experience in all aspects of the mining industry, including exploration, evaluation, development, mine management and financial and corporate management.

Mangisi Gule (51), BA (Hons) and an Executive Director. Mangisi has 23 years' experience in training and human resources and is a member of the Association of Mine Human Resource
Practitioners. Mangisi joined the Company on September 23, 2003, following the ARMgold merger. He oversees the company's human resources and communication activities.

Dan Simelane (41) BA, LLB, LLM and an Executive Director. Dan Simelane has seven years'
legal experience and acted as legal advisor to Avmin Limited and the Swaziland Electricity
Board. He has extensive tax experience and was a senior tax consultant with Arthur Andersen.
Dan joined Harmony on September 23, 2003, following the ARMgold merger.

Pieter Taljaard (56) BCom, B Iur, CMA and an Executive Director. Pieter has 33 years' experience in commerce, 25 of which have been in the mining industry. His mining career commenced in 1977 with Gencor Limited ("Gencor"), where he worked in the finance department of Gengold Limited, a subsidiary of Gencor. He was subsequently appointed as a senior manager and director/alternate director to a number of companies controlled by Gencor. These included, amongst others, Buffelsfontein Gold Mining Company Limited ("Buffelsfontein"), Stilfontein Gold Mining Company Limited; Beatrix Gold Mines Limited ("Beatrix") and Barberton Mines Limited. He assisted in creating the tax structure between Buffelsfontein and Beatrix and formed part of a team that investigated and recommended future management information systems at Gengold Limited. Pieter then chaired the committee responsible for implementing these systems at Gengold. He joined ARMgold in 1997 as financial director. Pieter joined Harmony on September 23, 2003, following the ARMgold merger.

Andre Wilkens (55), Mine Overseer's Certificate of Competency, Mine Manager's Certificate of Competency, Chamber of Mines Loss Control Diploma, Risk Management Certificate (Insurance), MDP and an Executive Director. Andre has 33 years' mining experience. He commenced his career in 1969 as a trainee miner. He was then promoted to mine manager at the Vaal Reefs West mine in 1994 and was appointed mine manager of the Vaal Reefs South mine in 1996. Before joining ARMgold in 1998, he served as manager of North Operations (Vaal Reefs) and the managing director of Naledi Mining Services, then a wholly-owned subsidiary of Vaal Reefs. Andre has a successful mining and management track record of turning around marginal  mines into profitable ones. He also played a leading role in determining new operating methods for South African mines. Andre was appointed chief executive officer of African Rainbow Minerals  Gold in 1998, a position he held until the merger with Harmony. Andre joined Harmony on September 23, 2003, following the ARMgold merger.

Non-Executive Directors
Patrice Motsepe (41) BA (Legal), LLB and Non-Executive Director. Founder and former Executive Chairman of ARMgold which merged with Harmony in 2003. Patrice is now Harmony's Non-Executive Chairman. In 2002 he was voted South Africa's Entrepreneur of the year. In the same year, he was voted by the CEO's of the top 100 companies in South Africa as South Africa's Business Leader of the year. Patrice has significant entrepreneurial expertise and knowledge of the new business environment in South Africa and will be central in helping to steer Harmony to grow and be competitive. Patrice was a partner specializing in mining and business law at Bowman Gilfillan Inc, a leading South African law firm. He was employed for approximately 4 years by McGuire Woods LLP, a law firm in Richmond, Virginia, USA. He was initially based in Richmond and thereafter moved to South Africa where he was their legal consultant for their Southern African legal practice. In 1994, he founded Future Mining (Proprietary) Limited which grew rapidly to become a competitive contract mining company. In 1998 he founded African Rainbow Minerals (Proprietary) Limited which in 2002 became ARMgold which was successfully listed on the JSE Securities Exchange in 2002. In 2001, he founded African Rainbow Minerals Platinum (Proprietary) Limited and ARM Mining Consortium Limited which entered into a 50/50 joint venture with Anglo American Platinum Corporation Limited for the establishment of a new platinum mine. He was Senior Vice President of the Chamber of Mines and is a "Global Leader of Tomorrow" of the World Economic Forum (WEF). He is a member of National Economic Development and Labour Council (NEDLAC), which is South Africa's primary institution for social dialogue between organised business, government, labour and community on issues of social and economic policy. He is currently the President of the first non-racial, united and recognised business organisation in South Africa, namely Business Unity South Africa (BUSA), which is the "voice of business" in South Africa as well as President of the first non-racial, united and recognised organisation representing the various chambers of commerce and industry in South Africa namely Chambers of Commerce and Industry South Africa (CHAMSA).

Dr. Manana Bakane-Tuoane (55) PhD, BA, MA and an independent Non-Executive Director.
Dr. Bakane-Tuoane has extensive experience in the economic disciplines as lecturer and professor at the University of Fort Hare, Eastern Cape. She has held various senior management positions in the public service and currently holds the post of Director General in the North-West
Provincial Government. Dr. Bakane-Tuoane was appointed to the Advisory Board of the African
Economic Research Consortium, Nairobi, Kenya, in 2000. Dr. Bakane-Tuoane was appointed a
Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger.

Nolitha Fakude (39), BA Hons (Psychology, Education and English) and an independent Non-
Executive Director. Nolitha has been a Director of Harmony since September 2002. Nolitha
Fakude is the Managing Director of the Black Management Forum (BMF). Her role involves stakeholder management, policy formulation and advocacy work on issues of Black Economic
Empowerment and organizational transformation. Nolitha was a Group Human Resources
Manager for Retail at Woolworths, as well as head of Corporate Affairs, which included, amongst others, Communication and Community Affairs. She serves on various boards including, BMF Investment Company, The People's Bank, Business Partners as well as Wheat
Trust. Nolitha was recently appointed by the Gauteng MEC for Economic Affairs as one of the
Rainmakers for the Blue IQ project.

Adam Richard Fleming (55), Non-executive Chairman of the Board and an independent Non-
Executive Director until September 22, 2003, on which date he resigned as chairman and director of the Company. Adam had been a Director and the Chairman of Harmony since
October 14, 1999. Adam was the non-executive chairman of West Rand Consolidated Mines
Limited and of Kalgold before the acquisition of these companies by Harmony.
Michael Wallis King (66) CA (SA), FCA and an independent Non-Executive Director. Michael began his career as a Chartered Accountant (SA) with Deloitte, Plender, Griffiths, Annan & Co.
(now Deloitte & Touche) and qualified as a Chartered Accountant (SA). He later became a
Fellow of the Institute of Chartered Accountants in England and Wales (FCA). In 1961, he
joined the Merchant Bank, Union Acceptances Limited, (now Nedcor Investment Bank Limited),
where he was involved in corporate finance, including corporate fund raising, mergers, takeovers and company floations. He was appointed secretary in 1964, Assistant General Manager in
1968, General Manager in 1970 and Deputy Managing Director until 1974. Michael then joined
Anglo American Corporation of South Africa as a Manager in the Finance division. In 1979, he became Director of Anglo American Corporation and in 1980, an Executive Director and Head
of its Finance Division. In 1997, he was appointed Executive Deputy Chairman of Anglo
American Corporation. Michael was the Executive Vice Chairman of Anglo American plc, the
company created when Minorco and Anglo American Corporation were combined in May 1999, until his retirement in May 2001. Michael was appointed a Non-Executive Director of the
Company on September 23, 2003, following the ARMgold merger.

Simo Lushaba (37) BSc (Advanced Biochemistry), MBA, Non-Executive Director and an
independent Non-Executive Director. Simo has been a Director of Harmony since October 2002.
Simo started his career at the University of Zululand in 1988 as a research technician. In 1990, he joined South African Breweries and 2 years later National Sorghum Breweries where he served as Divisional Executive of the Khangela Division and nine coastal depots. In 1995, Simo was appointed by Spoornet, where he worked for 7 years in various managerial positions and ultimately as the General Manager for Rail and Terminal Services. In April 2002, Simo was
brought into Rand Water to drive both business and social transformation in the organization which included internal restructuring, focusing on creating a customer driven organization, as well as new business opportunities both in South Africa and internationally. Simo also serves as
Non-Executive Chairman of PIKITUP Johannesburg (Pty) Ltd and as a Non-Executive Director
of Trans-Caledon Tunnel Agency (TCTA). He is currently the Chief Executive of Rand Water.

Mike Pleming (68), Pr Eng, FIMM, and an independent Non-Executive Director. Mr. Pleming has been a Director of Harmony since September 1998. Mike started his career in mining engineering on the Zambian Copperbelt. He joined Trans Natal (now Ingwe) in 1975 as general manager, Optimum Collieries and was later appointed project manager and consulting engineer.
He joined Liberty Asset Management in 1982 where he was responsible for mining investment research. He retired in 1995 and has since undertaken a series of mining investment related assignments. Following Harmony's acquisition of Evander in 1998, he joined the company as a non-executive director. He is also a director of Impala Platinum Holdings Limited. Mike also serves as a non-executive director of Highland Gold Limited. Mike has approximately 31 years mining and approximately 15 years' mining investment experience.

Audrey Mokhobo (46), MA (Political Science), Non-executive Director. She was appointed as a
Director of Harmony in January 2002, and is also a director of Simane, Capital Alliance
Holdings, Barnard Jacobs Mellet, Women's Development Bank, Investment Holdings, Rotek
Industries, M-Net Phuthuma Trust and Khoetsa Technologies and is a general manager at Eskom
(Pty) Ltd. Prior to her appointment, she held various senior positions, including at the
Development Bank of South Africa, and as special adviser to the Ministry for Public Enterprises.
Audrey resigned as a director in July 2003.
Lord Renwick of Clifton KCMG (66), an independent Non-Executive Director. Lord Renwick has been a Director of Harmony since December 1999. Having formerly served as British
Ambassador to South Africa and the United States, Lord Renwick is Vice Chairman, Investment
Banking of JPMorgan plc. He is also Chairman of Fluor Ltd and serves on the boards of a number of other public companies including British Airways, SABMiller plc and Richemont.
Cedric Savage (64) BSc Eng, MBA, ISMP, an independent Non-Executive Director. Cedric commenced his career in the United Kingdom in 1960 as a graduate engineer with Fairey
Aviation and in 1963 returned to South Africa where he worked in the oil (Mobil), textile (Felt &
Textiles) and the chicken (Rainbow Chickens Limited) industries. In 1993/1994, he was appointed President of the South African Chamber of Business. He has also served as Chairman of the Board of Governors on the Natal University Development Foundation and as a member of
Council of the University of Natal. He joined the Tongaat-Hulett Group in 1977 as Managing
Director of Tongaat Foods and thereafter progressed to Executive Chairman of the Building
Materials Division, Chief Executive Officer of The Tongaat-Hulett Group Limited in 1991 and
in May 2000, he assumed the dual roles of Chief Executive Officer and Executive Chairman.
Cedric was appointed a Non-Executive Director of Harmony on September 23, 2003, following the ARMgold merger.

Dr. Sibusiso Sibisi (48) BSc (Hons), PhD, an independent Non-Executive Director. Dr. Sibisi's working career commenced in 1983 in the software development industry with MEDC Limited,
Cambridge, UK. His career developed to that of Systems Engineer at IBM (SA); Lecturer and senior lecturer (Wits) and Deputy Vice Chancellor for Research (University of Cape Town). He
spent 1988 as a Fulbright Fellow at the California Institute of Technology where he collaborated with eminent researchers in computational chemistry and the development of associated medical diagnosis tools. In 1989, he took up a research position at Cambridge where he consolidated his academic research in mathematical modeling and computational simulations to environmental, geophysical and biomedical problems to develop solutions. This evolved to the formation of a start-up company dedicated to providing consulting services to Glaxo, Welcome, Fisons, Shell and Mobil. He entered the corporate world in 1997 as Executive Director of Plessey (SA), with the responsibility of managing and directing research and development in telecommunication technologies. As chairperson of the National Advisory Council on Innovations, he is involved in making recommendations on research and innovation policy to the government. Dr Sibisi was appointed a Non-Executive Director of the Company on September 23, 2003, following the
ARMgold merger.

Dr. Rejoice Simelane (51) BCom, MCom, PhD, an an independent Non-Executive Director.
Dr. Simelane's career commenced as a lecturer at the University of Swaziland where she lectured from 1978 to 1997 on Development Economics, Microeconomic and Macroeconomic
Theory, Research Methods, Mathematical Economics, Econometrics, Economic Planning and
Economic Integration. She then joined the Department of Trade and Industry as a macroeconomist and later joined the National Treasury as a microeconomist (public utility regulation and pricing) before joining the Premiers Office in the Mpumalanga Province as an
Economic Advisor. Dr Simelane was appointed a Non-Executive Director of the Company on
September 23, 2003, following the ARMgold merger.

Max Sisulu (58) MPA, MSc, and an independent Non-Executive Director. Max was appointed as Director of Harmony in August 2003. Max is currently the General Manager at Sasol and prior to that held the position of deputy chief executive officer at Denel, a post he held since
November 1998. From 2001 to 2003 he was the Chairperson of the South African Aerospace,
Maritime and Defence Industries. He is also a council member of the Human Sciences Research
Council and a member of the Premier of the Free State's Economic Advisory Council. From
1977 to 1981 Max served as the ANC representative in Hungary and was South Africa's representative in the "World Federation of Democratic Youth". In January 1995 he was elected to the National Executive Committee and National Working Committee of the ANC. From 1986,
he helped establish the ANC economics department and was instrumental in developing the
ANC's economic policy. In 1990 he spearheaded the drafting of the ANC's first policy statement on the environment. From 1992 to 1993 Sisulu completed a Masters degree in Public
Administration at the Kennedy School of Government at Harvard University in the U.S. He
returned to South Africa in September 1993 and took up the post of Director of the National
Institute of Economic Policy until he became a member of parliament in 1994.

John Smithies (58), BSc (Mining Engineering), (Chemistry), an independent Non-Executive
Director. John has been a Director of Harmony since April 2002 until September 22, 2003, on which date he resigned as non-executive director of the Company. John has approximately 29 years of experience in the mining industry. From 1973-1976 he worked in the gold division of
Union Corporation. From 1976-2001, he held various positions at Impala Platinum Holdings
Limited, including consulting engineer from 1996-1999, Operations Director from 1999-2000, and Chief Executive Officer from 2000-2001.

Secretary
Fred Baker (39) served as Secretary of Harmony since 1997 and resigned from his position on
November 20, 2002.
Avrol le Roux (47) was appointed as acting Company Secretary from November 21, 2002 to
January 31, 2003, following the resignation of Fred Baker. Avrol has vast experience in company secretarial work and commenced her career at Randgold as Assistant to the Company
Secretary. She then joined Durban Roodepoort Deep as Assistant to the Company Secretary,
after which she was approached by Harmony to accept the managerial position as Company
Administrator. Avrol has been with Harmony since May 2000.
Marian van der Walt (30) BCom (Law), LLB, Higher Diploma in Tax, Diploma in Insolvency
Law and the Company Secretary of Harmony. Marian has eight years of legal experience and was appointed as Secretary on February 3, 2003. She completed her Articles at Routledges
Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined
Deloitte and Touche as Insolvency Practitioner/Administrator. Prior to joining Harmony, she held the positions of Legal Advisor, Credit Manager and Structured Finance Consultant at The
Standard Bank of South Africa Limited in the Commercial Properties Division.
Senior Management
Harmony's Senior Management has grown significantly since its merger with
ARMgold in September, 2003. The members of Harmony's senior management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Dr Vaughan Armstrong (50), BSc (Hons), PhD. Vaughan has served on the executive committee, responsible for Harmony's worldwide exploration activities, since October 1999.
Vaughan is a geologist with 23 years' experience in all aspects of exploration, evaluation and the development of mineral projects. He started his career with Rio Tinto South Africa and was appointed exploration manager in 1985. In 1988 he formed a junior exploration company, which was incorporated into West Rand Consolidated Mines four years later. He was the explorations director of West Rand Consolidated Mines and Kalgold prior to their merger with Harmony.

Bob Atkinson (51), NHD (Metalliferous Mining). Bob is the Chief Operating Officer at
Harmony Gold Australia. He has more than 30 years' experience in the mining industry. He joined Harmony as production manager in 1986 and served as Operations Manager on the executive committee from June 2001 to May 2003.

Graham Briggs (49), BSc (Hons) (Geology). Graham has approximately 30 years' experience in the mining industry. Graham joined Harmony as New Business Manager in 1995 and is currently the executive in charge of Organic Growth. Graham started his geological career as a field assistant in 1972 and had exposure to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State. At Gengold he spent time on various mines including Buffelsfontein, West Rand Consolidated, Grootvlei and
ended his career with Gengold as an Ore Reserve Manager at Beatrix. Graham has occupied a varied career in Harmony including a 20 month period in Canada, but as a core focus area has concentrated on matters related to ore reserve management.

John Sembie Danana (46), B. Journalism, B.A. (Hons), MBA. Sembie has served on the executive committee, responsible for health and safety transformation since May 2002. Prior to joining Harmony he served in various positions at LTA Construction, including General
Manager: Investments, General Manager: Fastfloor Systems, General Manager: New Business
Development and Commercial Manager for the N3 Toll Concession. He is the Chairman of
Pretoria Technikon Council and a Divisional Board Member of Petronet.

Lewies Fourie (55) NHD, Mine Managers Certificate, MDP. Lewies is a member of Harmony's executive committee and is responsible for Business Engineering. Lewies joined Harmony in
October 2003 following the merger with ARMgold. Prior to joining Harmony he was an
Executive Director of ARMgold responsible for Business Engineering. Lewies has 34 years'
experience in the mining industry, with his career commencing at Anglo American's Gold and
Uranium Division. He was selected as a group study exchange student, rotary, to Hawaii and the
USA. Thereafter, he served as managing director of Fraser, Alexander Mining Services
(Proprietary) Limited and joined Shaft Sinkers in 1991 before joining ARMgold in 1998. His expertise includes project management, backfill, high speed treble shift development, contract management and marketing.
Yusuf Jardien (40), ICSA, PMD (UCT). Yusuf has served on the executive committee, responsible for Business Process and Information Technology, since August 2002. He has more than 20 years of information technology experience and has served as an executive at 3M South
Africa and Unibank, responsible for information technology and logistics.
Tracey Jonkheid (33), B.A. Communication (Hons) (cum laude), MBA. Tracey has served as
Harmony's internal strategist on a full-time basis since May 2002, in which capacity she advises the executive committee on implementing and integrating initiatives for internal change. She fulfilled this role as an external consultant on a part-time basis for 18 months prior to May 2002.
Her background is in the advertising industry where she has worked as a strategist at four of
South Africa's largest advertising agencies.

Philip Kotze (43), GDE, NHD (Metalliferous Mining). Philip currently serves on the executive committee as Business Coach. Philip started his career with Anglovaal in 1981 as a learner official. In 1985 he joined Anglogold and was involved in a number of projects. He progressed to the level of mine manager and was instrumental in improving productivity and reducing costs during these periods. He joined Kalgold in 1996, where he served as director and was responsible for operations. In 1999, Philip joined Harmony, following Harmony's acquisition of
Kalgold.

Mohamed Madhi (38), BSc (Electrical and Electronic Engineering), MSc (Engineering),MBA.
Mohamed has served as Harmony's corporate strategist since August 2001. He has been a director and Operational Board member of the CSIR, head of Eskom's Capital Investment
Programme, head of South Africa's Presidential Year 2000 Task Team, Chief Executive of Cell
Point Systems and has served as an adviser to several large corporations and governments of developing countries. Mohamed was formerly the African Commissioner on the Global
Information Infrastructure where he advised on telecommunications and information technology policy. Aside from his executive leadership experience he has qualifications and expertise in
Strategic Decision Simulation, Complex Systems Theory, Economic Development Modeling and
Innovation Management.

Jackie Mathebula (34), B.Admin (Hons), MBA. Jackie joined Harmony in September 2002 as an employee relations and industrial relations executive. Prior to joining Harmony he was a general human resources manager for Gensec Bank, a human resources manager for the Gold
Fields Limited Group and occupied various positions within the then Iscor Group. He also worked for the South African government in the Gazankulu Public Service Commission.

Andrew Matube (58), BA, LLB. Andrew joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony he was Executive Director (Legal) of ARMgold.
Andrew is an admitted attorney and Human Resource Consultant. He has extensive experience in the public and private sectors, specializing in corporate and commercial law.

Amanda Matthee (44) BCompt, BCom (Hons), CA (SA), AEP. Amanda joined Harmony in
October 2003 following the merger with ARMgold. She is a member of the Executive
Committee and is responsible for the supply chain and payroll.

Khetiwe McClain (39), BA (Fine Arts). Khetiwe joined Harmony in 2002 and is responsible for social plans and beneficiation strategies required by the Mining Charter. Prior to joining
Harmony, Khetiwe served as a liaison for transformation of the mining industry and a manager of the beneficiation project at the South African Ministry of Minerals and Energy. She has also worked as a market research analyst in the trade and political sections of the South
African Embassy in Rome. Khetiwe obtained her BA, Fine Arts in Italy.
Peter McKenna (52), BSc (Hons), PrSciNat. Peter is currently responsible for Harmony's international new business activities. Peter joined Harmony in 1999 from West Rand
Consolidated Mines Limited ("West Rand Cons"), where he was the new business director.
Peter worked in the JCI Group of companies for 25 years from 1973, initially in the fields of exploration, mine and evaluation and for the last 10 years in corporate finance and new business development. His roles included Chief Geologist Western Areas Gold Mine, Senior Manager
Mineral Economics and General Manager Business Development. He served on the boards of various JCI group companies including Free State Development Corporation (Managing
Director) and Barnato Exploration Limited. Peter joined West Rand Cons in 1998.

Dawie Mostert (34), PDM, PCM, MDP, Diploma in Labor Relations (DPLR) (Advanced Labor
Law). Dawie joined Harmony in 1997 following the acquisition of Grootvlei, where he was the human resources manager. He has approximately 16 years' experience in the mining industry and is responsible for training and human resource development.

Khosi Ndlovu (44), BA, Social Development, Diploma in Supply Chain Management. Khosi
joined Harmony in 2002 and is responsible for social development programs and corporate affairs (government). Khosi's career commenced as Researcher in areas of Social Development for the University of New York in 1989. After returning to South Africa she joined The National
Peace Secretariat as Communication Consultant, and later joined the Independent Electoral
Commission as National Head of Transport & Logistics. She has held various senior positions in the areas of Marketing and Communication and was an Executive at Telkom in the Procurement
Services as a custodian of Black Economic Empowerment. Khosi has vast experience in community development, government relations, and economic empowerment programs and she is an advisory board member at Monash University and InterConnect System.

Pine Pienaar (39), BCom, BCompt (Hons), CA (SA). Pine joined Harmony in 1997 following the acquisition of Grootvlei, where he was the financial director. Pine has approximately 14 years' experience in the financial and mining industries and is responsible for Harmony's South
African new business activities.
Fleur Plimmer (34), BA (Hons). Fleur joined Harmony in September 2002, and is responsible for the business transformation portfolio. Prior to joining Harmony, Fleur was the Health and
Safety Coordinator for the NUM. At the NUM, Fleur was involved in drafting the Mine Health and Safety Act. Following her service at the NUM, Fleur joined Ingwe Coal Corporation, where she was the manager responsible for health and safety and, thereafter, corporate communication programs. She moved into the field of executive search and was involved with the placement of a number of senior black executives in a range of local and international businesses.

Peter Steenkamp (43), BSc (Eng), Mine Managers Certificate. Peter currently serves on the executive committee as Business Coach. Peter joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony, he was an Executive Director of ARMgold in charge of Gold Operations. Peter has 21 years' experience in the mining industry. His career commenced as trainee miner with the Chamber of Mines Training College and after graduating he worked for Gold Fields Limited as a shift boss. Between 1989 and 1997, he was employed at
Vaal Reefs in various positions, including shift boss, mine overseer, technical assistant, section manager and business unit manager. In 1998 he joined ARMgold as a business unit leader.

Frank Sullivan (47), MCom, BPL (Hons). Frank has approximately 22 years' experience in human resources management in the gold mining industry. He joined Harmony in 1996 as human resources manager and is in charge of HIV/AIDS and Health.
Boetie Swanepoel (43), BCompt (Hons), CA(SA). Boetie joined Harmony in 1995 as financial manager from Beatrix Mines. Boetie has more than 20 years' financial services experience, mostly in the mining industry. He was appointed to the executive committee in November 2000 and is responsible for the development of Harmony's shaft financial managers and the financial control environment.
Abre van Vuuren (43) BCom, MDP, DPLR. Abre joined Harmony in 1997 from Grootvlei, where he was human resources manager. He was appointed to the executive committee in
November 2000 and is responsible for human resource processes and systems and remuneration.
He has approximately 20 years' experience in the mining industry.

BOARD PRACTICES
The Articles of Association of Harmony provide that the Board must consist of no less than four and no more than twenty directors at any time. The Board currently consists of nineteen directors.
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
Details of directors' service contracts are described under "--Compensation of
Directors and Senior Management" and "--Directors' Terms of Employment," below.
In order to ensure good corporate governance, the Board has formed an Executive
Committee, an Audit Committee, a Remuneration Committee and an Executive Health and
Safety Committee. The Audit and Remuneration Committees are comprised of a majority of non-executive directors.
Harmony's Executive Committee comprises the executive directors and selected senior officers of Harmony, each with his own area of responsibility. The Executive Committee meets at least monthly to discuss and make decisions on the day-to-day operations of Harmony.
The composition of the Executive Committee (with areas of responsibility indicated) post the
ARMgold merger is as follows:
Bernard Swanepoel .......................................
Benefication and the Social Plan
Finance
Exploration
Chief Executive
Employee Relations
Legal
Frank Abbott .................................................
Vaughan Armstrong......................................
Bob Atkinson ................................................
Business Coaching (Australia)
Graham Briggs..............................................
Organic Growth
Sembie Danana .............................................
Safety Transformation
Ferdi Dippenaar ............................................
Marketing and Investor Relations
Lewies Fourie................................................
Business Engineering
Ted Grobicki .................................................
Australia
Mangisi Gule.................................................
External Liaison
Yusuf Jardien ................................................
Information Technology
Tracey Jonkheid ............................................
Internal Strategy
Philip Kotze ..................................................
Business Coaching (South Africa)
Mohamed Madhi...........................................
Corporate Strategy
Jackie Mathebula ..........................................

Andrew Matube ............................................
Amanda Matthee...........................................
Supply Chain and Payroll
Khetiwe McClain ..........................................
Peter McKenna..............................................
International New Business

Dawie Mostert...............................................
Human Resources
Khosi Ndlovu................................................
Corporate Affairs - Government
Pine Pienaar ..................................................
New business (South Africa)
Fleur Plimmer ...............................................
Transformation Management
Dan Simelane................................................
Business Development
Peter Steenkamp............................................
Business Coaching
Frank Sullivan...............................................
HIV/AIDS and Health
Boetie Swanepoel..........................................
Operational Finance
Pieter Taljaard...............................................
Executive Director: Finance
Abre van Vuuren...........................................
Human resources processes
Andre Wilkens ..............................................
Chief Operating Officer
Following the ARMgold merger on September, 22, 2003, Harmony added the following members to its executive committee, in order to better align its management capabilities with current issues facing Harmony and the South African mining industry. These new executive committee members include:
  Mr. Lewies Fourie, who is in charge of Business Engineering at
Harmony's South African operations;
  Mr. Mangisi Gule, who is responsible for external liaison on behalf of
Harmony;
  Mr. Andrew Matube, who will attend to all legal related issues within
Harmony, South Africa;
  Ms. Amanda Matthee who is the executive in charge of the supply chain and payroll.
  Mr. Mathebula, who is in charge of Harmony's employee relations;
  Mr. Dan Simelane, who ensures compliance with recent legislation relating to the Mining Industry;
  Mr. Peter Steenkamp, who is in charge of business coaching at each of the shafts at Harmony's business operations;
  Mr. Pieter Taljaard, who is also the Executive Director of Finance and who is in charge of Operational Finance; and
  Mr. Andre Wilkens, who is the Chief Operating Officer and an Executive
Director.
The Audit Committee monitors Harmony's control systems. The Audit
Committee meets at least four times per year with Harmony's external and independent internal auditors and Harmony's executive management, to review accounting, auditing and financial reporting matters to ensure that an effective control environment is maintained, and to review interim results, the audited preliminary announcement of the annual results and the annual financial statements prior to their approval by the Board. The committee also monitors proposed changes in accounting policy, reviews the internal audit function and discusses the accounting implications of major transactions. The members of the Audit Committee are the following independent non-executive directors:
The members of the Audit Committee from July 1, 2002 to January 25, 2003 were:
Adam Fleming (chairman)*
Mike Pleming
John Smithies
The members of the committee as from January 26, 2003 to June 30, 2003 were:
Mike Pleming (Chairman)
Simo Lushaba
John Smithies

John Smithies resigned as director on September 22, 2003 and a new member will be elected early in January, 2004.
The Remuneration Committee reviews the remuneration of directors and members of senior management. The Remuneration Committee is responsible for approving
Harmony's remuneration policy and the terms and conditions of employment, including salaries and bonuses, for Harmony's executive directors and officers. In addition, the Remuneration
Committee determines the remuneration policy pertaining to all employees. The Remuneration
Committee, consisting of two non-executive directors and one executive director, meets two to three times per year. The members of the Remuneration Committee are the following independent directors:
Adam Fleming (chairman),
Mike Pleming
John Smithies
Mr Adam Fleming and Mr John Smithies resigned as directors on September 22,
2003 and new members will be elected early in January, 2004.
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
The members from July 1, 2002 to January 24, 2003 were:
Mike Pleming (Chairman)
149
It was decided that Mr Adam Fleming, in his capacity as chairman of Harmony, was effectively on all the committees of the Board and that he should not hold a formal seat on any of the committees. Mr Adam Fleming resigned from the Audit Committee on January 25,
2003 and Simo Lushaba accepted membership of the committee.

Adam Fleming
John Smithies

It was decided that Mr Adam Fleming, in his capacity as chairman of Harmony, was effectively on all the committees of the Board and that he should not hold a formal seat on any of the committees. Mr Adam Fleming resigned from the HSE Committee on January 25,
2003 and Ms Nolitha Fakude accepted membership of the committee.
The members from January 26, 2003 to June 30, 2003 were:
John Smithies (Chairman)
Mike Pleming
Nolitha Fakude

Mr John Smithies resigned as director on September 22, 2003 and a new member will be elected early in January, 2004.
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
During fiscal 2003, the aggregate compensation paid or payable to the directors and members of senior management of Harmony as a group was approximately Rand 23.2 million ($3.0 million) in base salary and Rand 22.3 million ($2.9 million) in profit sharing. The compensation amount is higher than fiscal 2002 due to the number of newly appointed executive managers who joined Harmony late last year. The new appointments were necessary to ensure that Harmony's executive team is representative of the demographics in South Africa. Harmony paid salary in fiscal 2003 to Mr. Swanepoel, Mr. Abbott, Mr. Dippenaar and Mr. Grobicki of
approximately Rand 1.8 million ($233,000), Rand 1.1 ($142,000), Rand 1.0 ($129,000) and
Rand 1.7 ($220,000), respectively. Harmony paid bonuses in fiscal 2003 to Mr. Swanepoel,
Mr. Abbott, Mr. Dippenaar and Mr. Grobicki, of approximately Rand 3.0 million ($0.3 million),
Rand 2.0 million ($0.2 million), Rand 2.0 million ($0.2 million) and Rand 2.0 million ($0.2 million), respectively. These bonusses represent the second yearly installment of the bonusses awarded to each of these directors during 2003. The aggregate compensation paid or payable during fiscal 2003 to the non-executive directors of Harmony as a group was approximately Rand 0.55 million ($71,000) in directors' fees.
Directors Terms of Employment
No Harmony director has a service contract with Harmony or any of its subsidiaries with a notice or contract period of one year or more or with provisions for pre-
determining compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.
The terms of employment by Harmony of the executive directors continue until terminated by reaching the mandatory retirement age of 63 or on service of 30 days' notice by either the employee or Harmony. Each of our executive directors participates in the Harmony share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved. They have all waived their rights to directors' fees.

The executive directors also benefit from pension contributions, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by Harmony and its subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately Rand 546,000 ($59,801).
The non-executive directors are entitled to fees as agreed at Harmony's annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony's behalf and remuneration for other services, such as serving on committees. Currently, each non-executive director is entitled to Rand 25,000 per quarter.
The terms of employment of the directors are not set out in any written agreements.
Share options exercised by those executive directors who were with Harmony during fiscal 2003 are detailed in the table below:

Name
Number of
options
exercised
Average
option exercise
price (Rand)
Bernard Swanepoel ............................................
121,150
86,600
66,600
181,600
101.46
100,77
94,09
102,72
Frank Abbott ......................................................
Ferdi Dippenaar..................................................
Ted Grobicki ......................................................

During fiscal 2003, Harmony's directors and senior management were granted
390,000 share options.
1
Share options outstanding at June 30, 2003 and held by directors and senior management were as follows:
Name
Options to
purchase
ordinary shares
Average exercise
price per share
(Rand)

Expiration dates
B. Swanepoel ..........................................
141,850
73,400
93,400
73,400
72,000
53,400
51,100
73,400
48.27
Between 31/01/2010 and 20/11/2011
F. Abbott.................................................
49.60
20/11/2011
F. Dippenaar ...........................................
46.56
Between 31/01/2010 and 20/11/2011
T.Grobicki...............................................
107,400
44.63
49.60
49.60
49.60
49.60
49.60
Between 31/01/2010 and 20/11/2011
B. Atkinson.............................................
20/11/2011
V. Armstrong ........................................
20/11/2011
P. McKenna ............................................
20/11/2011
G. Briggs.................................................
62,200
20/11/2011
P. Pienaar................................................
82,200
46.15
Between 31/01/2010 and 20/11/2011
P. Kotze ..................................................
120,100
47.23
Between 31/01/2010 and 20/11/2011
F. Sullivan...............................................
73,400
20/11/2003
M. Swanepoel .........................................
40.83
Between 02/05/2011 and 20/11/2011
A. van Vuuren.........................................
37.39
A. Mokhobo............................................
--
--
--
J. Smithies...............................................
--
--
--
1
The Company is in the process of authorizing the grant and allocation of additional share options to the new directors and executive management in light of its merger with ARMgold which was completed
September 22, 2003.

Name
Options to
purchase
ordinary shares
Average exercise
price per share
(Rand)

Expiration dates
N. Fakude................................................
--
--
--
S. Lushaba ..............................................                -- -- --
S. Danana................................................ 45,000                                     91.60 27/03/2013
Y. Jardien................................................ 45,000                                     91.60 27/03/2013
T. Jonkheid .............................................                 45,000                                     91.60 27/03/2013
M. Madhi ................................................                  90,000 91.60 27/03/2013
J. Mathebula............................................                 45,000 91.60 27/03/2013
K. McClain ............................................. 30,000                                     91.60 27/03/2013
D. Mostert............................................... 24,000                                      49.60                                  20/11/2011
K. Ndlovu ...............................................                 45,000                                      91.60 27/03/2013
F. Plimmer .............................................. 45,000                                      91.60 27/03/2013
TOTAL 1,485,100 44.95
SHARE OWNERSHIP
The following sets forth, as at June 30, 2003 and at December 4, 2003, the total amount of ordinary shares and warrants directly or indirectly owned by the directors and senior management of Harmony. The directors and senior management of Harmony do not own any preference shares.
Holder                                                                                 Ordinary
Number
Ordinary
Number
Shares as at
June 30, 2003
Percentage (%)
Shares as at
December 4, 2003
Percentage (%)
Directors
Non-executive
A. Fleming ..................................................... 4,685,747 2.5% 4,685,747 1.8%
P. Motsepe .....................................................
35,002,396 1
-- 13.6%
M. Bakane-Tuoane......................................... -- -- -- --
N. Fakude....................................................... -- -- -- --
M. King.......................................................... -- -- 33.333 *
S. Lushaba...................................................... -- --
--
--
-- --
-- --
A. Mokhobo...................................................
M. Pleming ....................................................
-- -- -- --
Lord Renwick of Clifton................................ 5,105
*
5,105
*
C. Savage ....................................................... -- -- -- --
Dr. S. Sibisi.................................................... -- -- -- --
Dr. R. Simelane.............................................. -- -- -- --
M. Sisulu........................................................ -- -- -- --
J. Smithies...................................................... -- -- -- --
Executive
B. Swanepoel ................................................. -- -- -- --
F. Abbott........................................................ -- -- -- --
F. Dippenaar .................................................. --
1 Shares benefically owned by Mr Motsepe are owned through African Rainbow Minerals and Exploration Investment (Pty) Limited
-- -- --
.

T. Grobicki.....................................................
Holder              Ordinary
Number
Ordinary
Number
Shares as at
June 30, 2003
Percentage (%)
Shares as at
December 4, 2003
Percentage (%)
29,388 * 30,000 *
M. Gule.......................................................... -- -- -- --
D. Simelane.................................................... -- -- -- --
P. Taljaard...................................................... -- -- 590,701 --
A. Wilkens ..................................................... -- -- 984,301 --
Total Directors (19 persons) ................................. 4,720,240 2.5 41,331,583 16.02%

Senior Management
N. V. Armstrong ............................................ -- -- 1,000 --
B. Atkinson .................................................... -- -- -- --
G. Briggs........................................................ -- -- -- --
S. Danana....................................................... -- -- -- --
L. Fourie ........................................................
Y. Jardien.......................................................
-- -- -- --
T. Jonkheid .................................................... -- -- -- --
P. Kotze ......................................................... -- -- -- --
M. Madhi .......................................................
J. Mathebula...................................................
-- -- -- --
A. Matthe ....................................................... -- -- -- --
A. Matube ...................................................... -- -- -- --
K. McClain .................................................... -- -- -- --
P. McKenna ................................................... -- 100 *
D. Mostert ...................................................... -- -- -- --
K. Ndlovu ...................................................... -- -- -- --
P. Pienaar ....................................................... -- -- -- --
F. Plimmer ..................................................... -- -- -- --
F. Sullivan...................................................... -- -- -- --
B. Swaenepoel ............................................... -- -- -- --
A. van Vuuren................................................ -- -- -- --
Total Senior Management (22 persons) ................. 100 -- -- --
Total Directors and Senior Management (41
persons)..................................................................
44,442,976
3.02 41,332,683 16.06%
--
* Indicates beneficial ownership of less than 1% of the relevant class of securities.
Options to purchase a total of 7,682,900 ordinary shares were outstanding on June
30, 2003. The exercise prices of the outstanding options range between Rand 11.70 and Rand 93 per share and they expire between 2008 and 2011. Of the outstanding options, options to purchase 1,485,100 ordinary shares at a weighted average price of Rand 44.95 were held by directors and senior management of Harmony and its subsidiary companies, as described above.
No consideration was payable on the grant of these options.
EMPLOYEES
General
The South African underground gold mining industry is very labor-intensive. The
Australian gold mining industry involves more mechanized mining, which is less labor intensive.
The following table lists the total number of employees at each of Harmony's operations, together with people working at Harmony's operations but employed by outside contractors, at
June 30 of the past three fiscal years:

Harmony
Employees
Outside Contractors
At June 30,
At June 30,
2003
2002
2001
2003
2002
2001

South Africa
Elandskraal............
6,611
7,559
7,200
500
490
210
Free State (old) ......
12,317
12,644
14,671
1,820
686
713
Freegold
1
8,573
-
-
2
6,867
839
-
Evander .................
6,770
7,384
6,909
1,415
1,257
-
Randfontein ...........
7,154
7,455
9,700
1,439
229
222
250
12
20
13
-
309
194
-
-
-
-
-
-
589
740
Kalgold..................
282
250
227
Exploration............
-
Australia
255
309
1878
287
Canada
Bissett....................
6
6
-
208
-
-
TOTAL.................
41,927
39,145
5,048
42,466
4,945
4,290
1
This represents Harmony's 50% interest in the Free Gold Joint Venture.
2
This includes St Helena's employees
Unionized Labor
Approximately 80% of Harmony's labor force in South Africa is unionized, with the major portion of the workforce being members of the National Union of Mineworkers, or the
NUM. Since 1995 the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:
  confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;
  guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;
  provide for mandatory compensation in the event of termination of employment for operational reasons;
  reduce the maximum ordinary hours of work;
  increase the rate of pay for overtime;
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
Harmony participates in industry-wide Central Chamber of Mines negotiations for
Category 3 to 8 semi-skilled employees. In August 2001, a two-year wage deal was concluded with the NUM, which included a minimum wage of Rand 2,000 per month to be achieved by
2002, with an average increase of 8% for NUM members and an average increase of approximately 7% for other employees such as mid-level managers. Wage negotiations within the Central Chamber of Mines generally take place on a company-wide basis, while negotiations on other working conditions and with other unions and associations take place on a mine-by-mine basis. Employees at Kalgold and the Free Gold Company are not covered by the
Central Chamber of Mines negotiations and, accordingly, these employees are not covered by the two-year agreement concluded in August 2001. On May 31, 2002, following the strike described below, Harmony concluded a one-year wage agreement with Kalgold's NUM branch, resulting in an average wage increase of 9% for workers in the lowest job category, which consists of general laborers, and an average wage increase of 8% for the remainder of the covered employees, which consists of semi-skilled and skilled employees working as plant operatives and artisan assistants. The Free Gold Company is in the process of negotiating with unions representing the Free Gold Company's employees.
Harmony experienced no significant strikes in fiscal 2001, 2002 and 2003.
Harmony continues to work to improve workplace relationships, have effective domestic dispute settlement arrangements and through the establishment of a statutory body, the Commission for
Conciliation, Mediation and Arbitration.
On May 8, 2002, 170 members of Kalgold's NUM branch initiated a strike in connection with the negotiations that resulted in the Kalgold wage agreement described above.
Mining at Kalgold by non-striking workers and contractors continued during this strike, which was resolved on May 31, 2002 and resulted in the one-year wage agreement described above.
This strike did not materially affect Kalgold's results for fiscal 2002.
On May 17, 2002, members of Randfontein's NUM branch initiated a strike in connection with their demand for an increase in housing allowances. Mining at Randfontein was severely disrupted during the strike, which was resolved on May 27, 2002. The resulting agreement, which was subsequently extended to all of Harmony's operations, calls for housing allowance increases in line with annual wage increases through January 2005.

Share Option Scheme
As of June 30, 2003, options for Harmony employees to acquire 7,682,900 ordinary shares were outstanding. Additional options are being considered following the
ARMgold merger completed in September, 2003. A total of 1,065,400 of these options had been issued under Harmony's employee share option scheme established in 1994, or the 1994 Share
Option Scheme, which was in effect prior until November 16, 2001. A total of 6,200,500 of these options had been issued under Harmony's employee share option scheme established in
2001, or the 2001 Share Option Scheme, which came into effect on November 16, 2001. On
November 14, 2003, Harmony's shareholders approved the Harmony 2003 Share Option
Scheme.
Under the 1994 Share Option Scheme, the maximum number of share options that could be granted was equal to 10% of the outstanding Harmony ordinary shares on the date of the grant. At the annual general shareholders' meeting held on November 16, 2001, Harmony's shareholders approved the 2001 Share Option Scheme to replace 1994 Share Option Scheme.
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
The aggregate number of unissued shares that may be used for the 2003 Option Scheme shall not exceed 36,143,270
shares, which represents 14% of the issued share capital of the Company as at September 16, 2003. Shares which are the subject of lapsed or terminated options and shares which are the subject of options which have been exercised by participants who are no longer employees shall not be regarded as being reserved for the 2003 Option Scheme.
Under the 1994 Share Option Scheme, the 2001 Share Option Scheme and the
2003 Share Option Scheme, the exercise price of each option granted is set at the closing market price of Harmony's ordinary shares on the JSE on the day before the date of grant. Each option remains open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme. Each option may normally only be exercised by a participant on the following bases: (i) after 12 months have elapsed from the date on which the option was granted, in respect of not more than one third of the shares which are the subject of that option; (ii) after
24 months have elapsed from the date on which the option was granted, in respect of not more than two thirds of the shares which are the subject of that option; and (iii) after 36 months have elapsed from the date on which the option was granted, in respect of all the shares which are the subject of that option, or at such time or times over a period of more than 3 years from the date on which the option was granted as the Board may have determined and notified in writing to the participant when the option was granted to the participant. The ordinary shares in respect of which each option is exercised: (i) will be fully paid; (ii) will rank pari passu with existing issued shares; (iii) will be allotted and issued by the Board within 14 days after the exercise of the option; and (iv) will be issued to the participant to whom the option was granted as the beneficial owner thereof and a certificate will be issued therefore. The Board will procure that a listing is applied therefore on the stock exchanges on which Harmony's shares are listed and quoted.
The 2003 Share Option Scheme (whether retrospectively or otherwise) by the
Board in any respect (except for certain specific clauses that may only be amended through approval in a general meeting), provided that no such amendment shall operate to alter adversely the terms and conditions of any option granted to a participant prior thereto, without the written consent of that participant and provided that the prior approval of the JSE has been obtained.
Share Purchase Scheme
On November 29, 1999 Harmony adopted a Share Purchase Scheme in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by Harmony. Up to March, 27, 2003, the Share Purchase Scheme was used for the purpose of making loans to employees to exercise their options under the 1994 Share Option
Scheme. On March 27, 2003, it was resolved that in view of U.S. legislation the trust would no longer provide recourse loans to employees to acquire shares. Currently Adam Fleming* and
*

Mike Pleming, both independent non-executive directors, serve as trustees for the share purchase trust. The trustees are not eligible to receive loans from the trust.
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
Harmony is an independent gold producer, with no single shareholder exercising control. As of December 10, 2003, the issued capital of Harmony consisted of 257,924,384 ordinary shares. To the knowledge of Harmony, (A) Harmony is not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in control of Harmony. Since the ARMgold merger was completed in September, 2003, ARMgold shareholders represent 25% of the enlarged issued share capital of the merged company.

*
Mr Fleming resigned as a director after the 2003 financial year but continues to serve as trustee. A new trustee will be named in early 2004.

Significant changes in the percentage ownership held by major shareholders in the past three years are also described below.
The voting rights of Harmony's major shareholders do not differ from the voting rights of other holders of the same class of shares. Significant changes in the percentage ownership held by major shareholders are described below.
On June 20, 2001, the IDC completed subscriptions for 10,736,682 Harmony ordinary shares and 10,958,904 preference shares of Harmony. These subscriptions were carried out in fulfillment of an agreement dated April 3, 2001, among Harmony, Komanani and the IDC pursuant to which, subject to the fulfillment of certain specified conditions, Komanani and the
IDC agreed to subscribe for 222,222 Harmony ordinary shares and 10,736,682 Harmony ordinary shares, respectively, and Harmony undertook to issue those shares, at a price of
Rand 36.00 per share. Under the agreement, the IDC also subscribed for, and Harmony issued,
10,958,904 preference shares, at a price equal to their par value of Rand 0.50 each and with the terms described in "Item 5. Operating and Financial Review and Prospects--Liquidity and
Capital Resources--Share Capital." The Komanani subscription, together with the agreement as it related to Komanani, was cancelled as of August 17, 2001. On September 7, 2001, Harmony
entered into an agreement with Simane and the IDC pursuant to which, subject to the fulfillment of certain specified conditions, Simane thereby subscribed for 222,300 Harmony ordinary shares on substantially the same terms as the Komanani subscription. The Simane subscription was completed on September 25, 2001. The aggregate consideration for the ordinary shares and preference shares issued to the IDC and Simane under the agreements was approximately
Rand 400 million. Harmony used the net proceeds from the IDC and Simane subscriptions to retire a portion of the $260 million syndicated loan facility described in this annual report and for general corporate purposes. During January and February 2002, the IDC converted all of its preference shares into 10,958,904 ordinary shares, transferred 10,736,682 ordinary shares to
Simane and sold 10,958,904 ordinary shares to third parties in a series of transactions. Simane has since sold its shares.
On July 15, 2003 Harmony announced the acquisition of 77,540,830 ordinary shares (11.5%) in Avgold Limited from Anglo South Africa Capital (Proprietary) Limited in exchange for the issue to Anglo South Africa of a renounceable letter of allocation representing the right to the allotment and issue of 6,960,964 new ordinary shares in Harmony, comprising
3.8% of the then issued share capital of Harmony. The agreement with Anglo SA provides that should the Company make an offer to acquire the other Avgold shareholders' interest, the consideration payable to Anglo SA will be adjusted to reflect the amounts paid to the other Avgold shareholders.

To the knowledge of Harmony, a list of the individuals and organizations holding, directly or indirectly, 3% or more of its issued share capital and warrants as of
December 10, 2003 is set forth below.
Holder
Ordinary
Shares
Number                 Percentage
(%)
The Bank of New York
1
. . . . . . . . . . . . . . . . . . . . .                 109,772,418 42.56
African Rainbow Minerals & Exploration
Investment Pty Ltd
2
. . . . . . . . . . . . . . . . . . . . . . . . 35,002,396 13.57
JP Morgan Chase Bank
3
. . . . . . . . . . . . . . . . . . . . 15,101,009 5.85
Alan Gray and Funds . . . . . . . . . . . . . . . . . . . . . . 8,415,570 3.26
All directors and senior management as a group . . 4,720,340 3.02
1
Depositary with respect to the ADRs and nominee with respect to warrants held on the U.S. warrant register.
2
Patrice Motsepe, the Harmony non-executive chairman, holds Harmony ordinary shares through this entity.
3
Depositary with respect to Harmony's International Depositary Shares.
The voting rights of Harmony's major shareholders do not differ from the voting rights of other holders of the same class of shares.
RELATED PARTY TRANSACTIONS
                      None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction during the period from July 1, 2000 to December 10, 2003 or in any proposed transaction that has affected or will materially affect Harmony or its investment interest or subsidiaries, other than as stated below.
Our largest shareholder, holding approximately 14% of the new company since the ARMgold merger is African Rainbow Mineral and Exploration Investments (Pty) Ltd (ARMI), represented by Patrice Motsepe.
The Company has, with effect from September 2003, acquired several companies owned by ARMI. These companies had competitive contractual arrangements with ARMgold for the provision of services and supplies related to ARMgold's business which were entered into before the ARMgold merger. These companies may continue to provide services and supplies to the merged company.
                       Certain of ARMI's subsidiaries and community development companies established for the benefit of the 60,000 community residents living near the ARM Mining Consortium/Anglo Platinum Joint Venture mine received non-interest bearing loans from ARMgold prior to the ARMgold merger in the aggregate amount of R37 million. No interest was charged due to ARMgold's long-term commitments and contribution to upliftment and empowerment, for which ARMgold has received recognition and credit. These loans have been repaid in full.
Harmony, ARMI and Avmin are currently in the process of restructuring the Avmin group which is proposed to involve all of the following transactions:
                     Harmony would acquire Avmin's holding in Avgold at a price of R10.11 per share, to be effected by the issue of 28,630,526 Harmony shares. Harmony would then have a majority interest in Avgold of approximately 53.7%, which would trigger the requirement for a mandatory offer by the South African Securities Regulation Code of Takeovers and Mergers and Rules of the Securities Regulation Panel.Such offer would have to comprise the same consideration as Harmony made for the Avmin majority acquisition,

i.e., 1 Harmony share per 10 Avgold shares, to the remaining Avgold minority shareholders;
  Avmin would acquire ARMI's indirect 13.6% holding in Harmony and ARMI's 41.5%
indirect interest in the Modikwa joint venture. ARMI would in turn receive shares of
Avmin, which would give ARMI a majority interest.
  Avmin would acquire the Kalplats platinum discovery and associated mineral rights from
Harmony, the consideration for which would be discharged by the issue of Avmin shares to Harmony; and
Harmony would then merge its remaining Avmin shares with the Avmin shares controlled by ARMI, either through a voting pool or sale arrangement, so that ARMI would control
Avmin. The South African Securities Regulation Panel has indicated to ARMI and Avmin that it will allow a waiver of the requirement for ARMI to extend a mandatory offer to the
Avmin minority shareholders, provided that a majority of the Avmin shareholders
(excluding ARMI and Harmony) agree to waive the requirement.
Adam Fleming, Ted Grobicki, Peter McKenna, as well as Lord Renwick of
Clifton KCMG and Dr. Vaughan Armstrong, all held, directly or indirectly, shares in West
Rand Consolidated Mines Limited and/or Kalgold. These shares converted into
Harmony's ordinary shares upon Harmony's acquisition of these companies. Lord
Renwick of Clifton KCMG holds a senior investment banking position with the JPMorgan group in London and as such has an indirect interest in all transactions between
Harmony and JPMorgan described in this annual report, including the global offering of
Harmony ordinary shares and warrants completed in June 2001. The offering was completed pursuant to a firm commitment underwriting, in which JPMorgan acted as global coordinator.
Adam Fleming and Lord Renwick of Clifton KCMG each owns, directly or indirectly, shares in Highland Gold. As such, each of them had an interest in Harmony's investment in Highland Gold, which it sold in October, 2003 after the 2003 fiscal year ended.
Pieter Taljaard, Andre Wilkens and Michael King all held shares directly in
ARMgold. Following the Merger with ARMgold, these shares were converted to Harmony shares.
None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currently or has been at any time during the past three fiscal years indebted to Harmony.
INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
Item 8. Financial Information
CONSOLIDATED STATEMENTS
Please refer to "Item 18. Financial Statements" and pages F-1 through F-58 of this annual report.

OTHER FINANCIAL INFORMATION
Export Sales
In fiscal 2003, approximately 85% of Harmony's gold produced in South Africa was refined by Harmony and exported, and approximately 100% of Harmony's gold produced in Australia was exported.
Legal Proceedings
None of Harmony's property is the subject of pending material legal proceedings. Harmony experiences a number of claims and legal and arbitration proceedings incidental to the normal conduct of its business. Harmony's management does not believe that liabilities related to such claims and proceedings are likely to be, individually or in the aggregate, material to Harmony's consolidated financial condition.
On April 15, 2003, Wadethru Securities (Pty) Ltd ("Megamore") brought an action against Harmony at the High Court in South Africa. Megamore has claimed damages totaling R69,403,299 for various claims relating to a Vamping Agreement and a
Sale Agreement in respect of a Brand 2 Shaft. Megamore is currently in liquidation and the appointed liquidator will decide whether or not to proceed with this claim. We anticipate a decision during the first quarter of 2004. Harmony has prepared a response to each claim to facilitate the liquidator's ability to make a decision. Harmony does not believe the Megamore claims have merit, although there is no guarantee that the liquidator will agree not to proceed with the claim.
Harmony has, however, recently initiated two significant proceedings. On
September 23, 2002, Harmony and Durban Roodepoort Deep, another South African gold mining company, filed a complaint against Iscor, a South African steel producer. The complaint, which is currently pending with the South African Competition Commission, alleges that Iscor abused a dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. In addition, Harmony recently brought a claim for arbitration seeking reimbursement of pumping costs from the Placer Dome Western
Areas Joint Venture, or Placer Dome Western Areas. Harmony has incurred these costs to pump water out of a closed shaft at the Randfontein operations so that water will not seep into a nearby shaft operated by Placer Dome Western Areas. The pumping costs
(which accrue at a rate of Rand 3.5 to 4.5 million per month) amounted to approximately
Rand 53.5 million ($6.1 million) as of November 30, 2002. Harmony expects arbitration of this claim will commence in April 2003. The claim went to arbitration in May and October
2003, resulting in a settlement being reached subsequent to the hearing in October 2003.
In terms of the agreement of settlement, Harmony is entitled to disclose that the arbitration has been settled, but is obliged to keep the remaining terms and conditions confidential. Further, since March 10, 2003, Placer Dome Western Areas have been conducting the pumping operations at their own cost and will continue to do so indefinitely, subject to an obligation to give at least one month's notice to Harmony prior to ceasing pumping operations.
Dividends and Dividend Policy
Harmony has paid interim and final dividends on its ordinary shares in 2001,
2002 and 2003. In each of the last three fiscal years, an interim dividend was declared by the Board for the first six months of the fiscal year and paid during the third quarter of the fiscal year. In fiscal 2001 and 2002, a final dividend was declared by the Board at the end of the fiscal year to which it related, and paid during the first quarter of the next succeeding fiscal year. The final dividend for fiscal 2003 was declared on August 1, 2003 and, accordingly, will be recorded in Harmony's financial statements for fiscal 2004. The holders of Harmony's redeemable convertible preference shares, or the preference shares (none of which are currently outstanding), were not entitled to receive dividends out of Harmony's profits or to participate in any other distribution to the shareholders of
Harmony. For information on Harmony's accounting policy relating to dividends, see note
2(u) to the consolidated financial statements.
The following table sets forth the dividends announced and paid in respect of
Harmony ordinary shares for the periods indicated.
Fiscal year ended June 30,
2004
1
2003                    2002                   2001
($)      (R)
($)       (R)         ($)         (R)         ($)         (R)
Interim dividend . . . . . . . . . . . . . -- -- -- -- 0.08     0.75 0.07     0.50
Current year final dividend . . . . . -- -- -- -- -- -- 0.09 --
Prior year final dividend . . . . . . .                  0.20 1.5 0.41     4.25 -- -- -- --
Total dividend . . . . . . . . . . . . . . .                  0.20     1.5 0.41     4.25 0.08     0.75 0.16     1.20
1 As of December 12, 2003
South African law was relaxed to permit the distribution of a company's equity as a dividend, provided that the necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of profits. Previously under South African law, a company's equity could not be distributed as a dividend. Cash dividends paid by
Harmony will not bear any interest 162 payable by Harmony. The amount of dividends, if any, paid in the future will depend on Harmony's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board.
SIGNIFICANT CHANGES
ARMgold merger
On September 22, 2003 Harmony completed a merger with ARMgold. The
Harmony/ARMgold merger was effected by the issue of two Harmony shares for every three ARMgold shares held. Approximately 63.67 million shares were issued, increasing
Harmony's outstanding shares to 257.8 million. At a price of R90.00 per share, the new company has a market capitalization of R23.2 billion (US$3.1 billion at R7.50 to the U.S.
Dollar). The aggregate number of Harmony shares issued to ARMgold shareholders represents 25% of the enlarged issued share capital of the merged company. One of our largest shareholders, holding approximately 14% of the new company is African Rainbow
Mineral and Exploration Investments (Pty) Ltd (ARMI), represented by Patrice Motsepe.
As a result of the merger, a number of ARMgold employees and directors have joined
Harmony's Board and Senior Management, including Mr. Motsepe, who is our non-
executive Chairman. For purposes of US GAAP,the merger is being accounted for as a purchase of ARMgold by Harmony. See "Item 6. Directors, Senior Management and
Employees-Directors and Senior Management." and "Item 5. Operating and Financial
Review and Prospects Overview."

Acquisitions and Disposals
On July 15, 2003, Harmony announced that it had entered into an agreement with Anglo South Africa (Pty) Limited ("Anglo SA") whereby it would acquire 77,540,830 ordinary share in Avgold Limited ("Avgold") or 11.5% of Avgold's outstanding share capital from Anglo SA, in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo
SA. The agreement with Anglo SA provides, that should the Company make an offer to acquire the other Avgold shareholders' interest, the consideration payable to Anglo SA will be adjusted to reflect the amounts paid to the other Avgold shareholders.
On August 14, 2003, Randfontein, a wholly-owned subsidiary of the Company received from Africa Vanguard Resources (Proprietary) Limited ("Africa Vanguard")
$19 million as consideration for 26% of Randfontein's mineral rights in respect of the
Doornkop Mining Area. Randfontein and Africa Vanguard also entered a joint venture agreement in terms of which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area by means of the Doornkop Joint Venture. For U.S. GAAP purposes, Harmony will not account for this transaction as a sale, but will consolidate the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities, with Harmony as the primary beneficiary of both variable interest entities.
In October, 2003 Harmony sold its equity interest of 31.7% in Highland Gold
Limited, a Russian gold producer, in a private placement for a price of 2.05 per share.
Harmony acquired the Highland Gold interest in May, 2002. In addition, Harmony also sold its 16.2% stake in the Canadian gold producer High River Gold Mines Limited in a block trade for a price of C$1.75 per share. Harmony acquired the High River Gold interest in November, 2002. The sale of these investments represents a combined gain of approximately (US$100 million).
On November 7, 2003, Harmony entered into an agreement to dispose of its wholly-owned subsidiary Kalgold to The Afrikander Lease Limited ("Aflease") for a total consideration of $39.0 million. The consideration will comprise of a cash payment of
$19.5 million and the issue by Afleases to Harmony of 25,700,935 ordinary shares in
Afleases valued at $19.5 million.
Also on November 7, 2003 Abelle announced that it has entered into negotiations with Legend Mining Limited, whereby Legend has offered to purchase the
Gidgee gold project. Legend has made an offer to buy Abelle's 100% legal and beneficial interest in the project for a consideration of A$ 6.5 million (subject to certain adjustments)
comprising approximately 600 square kilometers of mining and exploration tenements together with project infrastructure including the CIP gold treatment plant, haul roads and access infrastructure, underground mine and associated infrastructure as well as stockpiles, reserves and resources. The purchase price shall be subject to final adjustment in respect of stores, gold in circuit and environmental bonds. The transaction is conditional on the necessary governmental consents and approvals, including approval of the disposal of the assets by the shareholders of Abelle and Legend within 60 days of acceptance of the offer.
On November 13, 2003, Harmony announced that it reached an agreement in principle with Avmin whereby it would enter into a number of transactions with Avmin. The first transaction involves Harmony acquiring Avmin's 286,305,263 ordinary shares in

Avgold, or 42.2% of Avgold's outstanding share capital, in exchange for 28,630,526 new
Harmony ordinary shares to be issued to Avmin. Should the acquisition of Avmin's interest in Avgold become unconditional, Harmony will be required to make a mandatory offer to the Avgold minority shareholders on the same terms as which it acquired Avmin's interest in Avgold. Harmony will also dispose of its Kalplats platinum project and associated mineral rights to Avmin, in exchange for 2 million new Avmin ordinary shares to be issued to Harmony. Should all of the above described transactions be consummated as expected, Avgold will become a wholly-owned subsidiary of Harmony.
Harmony and Avmin will have cross shareholdings in each other whereby Harmony will own a 20.1% interest in Avmin, and Avmin will own a 22.2% interest in Harmony
On December 2, 2003 Harmony announced its intention to sell Bissett to
San Gold Resources Corporation (San Gold) for C$7.5 million. The terms of a letter of intent stated that there is a 90-day option and due diligence period. During this period,
3 payments of C$50,000 will be made at intervals of 2, 30 and 60 days, with the first payment having been completed. At the end of the three month period, San Gold can complete the transaction by paying the Company C$3.5 million in cash and C$4 million either in cash or by an issue of San Gold shares.
Harmony, ARMI and Avmin are currently in the process of restructuring the group which is proposed to involve all of the following transactions:
  Harmony would acquire Avmin's holding in Avgold at a price of R10.11 per share, to be effected by the issue of 28,630,526 Harmony shares. Harmony would then have a majority interest in Avgold of approximately 53.7%, which would trigger the requirement for a mandatory offer by the South African Securities Regulation Code of Takeovers and
Mergers and Rules of the Securities Regulation Panel.Such offer would have to comprise the same consideration as Harmony made for the Avmin majority acquisition, i.e.,
1 Harmony share per 10 Avgold shares, to the remaining Avgold minority shareholders;
  Avmin would acquire ARMI's indirect 13.6% holding in Harmony and ARMI's 41.5%
indirect interest in the Modikwa joint venture. ARMI would in turn receive shares of
Avmin, which would give ARMI a majority interest.
  Avmin would acquire the Kalplats platinum discovery and associated mineral rights from
Harmony, the consideration for which would be discharged by the issue of Avmin shares to Harmony; and
Harmony would then merge its remaining Avmin shares with the Avmin shares controlled by ARMI, either through a voting pool or sale arrangement, so that ARMI would control
Avmin. The South African Securities Regulation Panel has indicated to ARMI and Avmin that it will allow a waiver of the requirement for ARMI to extend a mandatory offer to the
Avmin minority shareholders, provided that a majority of the Avmin shareholders
(excluding ARMI and Harmony) agree to waive the requirement.
Item 9. The Offer and Listing
MARKETS
The principal non-United States trading market for the ordinary shares of
Harmony is the JSE, on which the Harmony ordinary shares trade under the symbol
"HAR." The ordinary shares of Harmony are also listed on the Official List of the UK
Listing Authority and traded on the London Stock Exchange and are listed on the Premier
March of Euronext Paris. Harmony's International Depositary Shares are listed on

Euronext Brussels. From October 1996 to November 26, 2002, Harmony's ADSs traded in the United States on The Nasdaq Stock Market under the trading symbol "HGMCY."
Since November 27, 2002, Harmony's ADSs have traded on the New York Stock
Exchange under the trading symbol "HMY." The ADRs representing the ADSs are issued by The Bank of New York, as depositary.
OFFERING AND LISTING DETAILS
The high and low sales prices in Rand for Harmony's ordinary shares and warrants on the JSE for the periods indicated were as follows:
Harmony ordinary shares
Harmony warrants
(Rand per ordinary share)
(Rand per warrant)
High                     Low                     High
Low
Fiscal year ended June 30, 2000 . . . . . . .                  46.10
21,00 -- --
Fiscal year ended June 30, 2001
First Quarter . . . . . . . . . . . . . . . . . . . . . . . .                       39.00
33.00 -- --
Second Quarter . . . . . . . . . . . . . . . . . . . . .                       37.00 26.00 -- --
Third Quarter . . . . . . . . . . . . . . . . . . . . . . .                        47.00 30.80 -- --
Fourth Quarter . . . . . . . . . . . . . . . . . . . . . .                        51.00 36.15 14.75 12.00
Full Year . . . . . . . . . . . . . . . . . . . . . . . . . . .                        51.00 26.00 14.75 12.00
Fiscal year ended June 30, 2002
First Quarter . . . . . . . . . . . . . . . . . . . . . . .                         49.20
38.50 14.75 11.00
Second Quarter . . . . . . . . . . . . . . . . . . . . .                       99.00 48.00 49.00 13.30
Third Quarter . . . . . . . . . . . . . . . . . . . . . . .                      133.60 70.00 89.00 29.90
Fourth Quarter . . . . . . . . . . . . . . . . . . . . .                        187.30 110.00 140.00 73.00
Full Year . . . . . . . . . . . . . . . . . . . . . . . . . . .                      187.30 38.50 140.00 11.00
Fiscal year ended June 30, 2003
First Quarter . . . . . . . . . . . . . . . . . . . . . . . .                     181.50
103.50 135.00 68.10
Second Quarter . . . . . . . . . . . . . . . . . . . . .                     165.20 115.50 124.00 76.00
Third Quarter . . . . . . . . . . . . . . . . . . . . . . .                      156.20 86.50 56.21 56.21
Fourth Quarter . . . . . . . . . . . . . . . . . . . . .                        117.50 71.00 59.33 57.08
Full Year . . . . . . . . . . . . . . . . . . . . . . . . . . .                      181.50 71.00 135.00 56.21
Month of
June 2003 . . . . . . . . . . . . . . . . . . . . . . . . .                      117.50
96.00 59.33      57.08
July 2003 . . . . . . . . . . . . . . . . . . . . . . . . .                        104.80 3.70 -- --
August 2003 . . . . . . . . . . . . . . . . . . . . . . .                       107.50 88.00 -- --
September 2003 . . . . . . . . . . . . . . . . . . . . .                   118.00 97.15 -- --
October 2003 . . . . . . . . . . . . . . . . . . . . . . .                     109.75 92.20 -- --
November 2003 . . . . . . . . . . . . . . . . . . . . .                     105.80 93.02 -- --
December 2003
(through December 10, 2003) . . . . . . . . . . .                    99.00
95.80 -- --

The high and low sales prices in U.S. dollars for Harmony's ADRs and warrants for the periods indicated, as reported by The Nasdaq Stock Market through November 26, 2002 and by the New York Stock Exchange since that date, were as follows:
Harmony ADRs
($ per ADR)
Harmony warrants
($ per warrant)
High
Low
High
Low
Fiscal year ended June 30, 2000.....................................................
7.50
3.69
--
--
Fiscal year ended June 30, 2001
First Quarter......................................................................................
4.50
--
5.69
5.16
3.47

--
Second Quarter .................................................................................
1.65
Fourth Quarter ..................................................................................
--
--
Third Quarter ....................................................................................
3.88
5.66
--
--
Fourth Quarter ..................................................................................
4.50
6.50
1.90
Full Year...........................................................................................
6.50
3.47
1.90
1.65
Fiscal year ended June 30, 2002
First Quarter......................................................................................
5.54
4.50
1.91
1.36
Second Quarter .................................................................................
5.01
6.92
3.10
1.33
Third Quarter ....................................................................................
8.25
11.85
6.31
3.02
10.18
19.00
14.53
6.20
Full Year...........................................................................................
19.00
4.50
14.53
1.33
Fiscal year ended June 30, 2003
First Quarter .....................................................................................
9.98
17.86
--
--
Second Quarter.................................................................................
12.30
13.26
11.62
18.45
Third Quarter....................................................................................
18.47
11.08
7.00
7.00
Fourth Quarter..................................................................................
10.14
14.90
7.90
7.60
Full Year...........................................................................................
18.47
9.98
13.26
7.00
Month of
June 2003..........................................................................................
12.77
14.90
7.90
7.60
July 2003 ..........................................................................................
14.15
10.90
--
--
August 2003......................................................................................
11.94
14.69
--
--
September 2003 ................................................................................
15.95
13.89
--
--
October 2003 ....................................................................................
15.79
13.10
--
--
November 2003
...............................................................................
13.27
15.84
--
--
December 2003 (through December 10, 2003)..................................
--
15.38
--
14.63
On December 10, 2003, the closing price for the Harmony ordinary shares on the
JSE was Rand 98.15 and the closing price for the Harmony ADSs on the New York Stock
Exchange was $14.66.
THE JSE SECURITIES EXCHANGE SOUTH AFRICA
The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.
The JSE is a self-regulated organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the
Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control
Amendment Act No. 54 of 1995, which provides the statutory framework for the deregulation of the JSE, the JSE's rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members' own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchanges Control Amendment Act No. 54 of 1995, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from June 7, 1996, screen trading commenced on the JSE.
The market capitalization of South African equity securities was approximately
Rand 1.68 trillion as of November 30, 2003. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) as of June 30, 2003 was 34.4% on an annualized basis.
Trading is concentrated in a relatively small number of companies. As of November 30, 2003, there were 405 listed companies on the JSE.
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
The main indices charting the performance of the JSE as a whole and of composite sectors include the FTSE/JSE All Share Index, the FTSE/JSE Financial Index, the
FTSE/JSE Industrial Index and the FTSE/JSE Resources Index. As of December 9, 2002, the
All Share Index accounted for 100%, the Financial Index accounted for approximately 25%, the
Basic Industrial and Consumer Goods Index accounted for approximately 30% and the
Resources Index accounted for approximately 45%, respectively, of the JSE's total market capitalization.
The JSE settles securities trades through a computerized clearing system of the clearing house that the JSE operates. All trades are downloaded from the "JET" automated trading system to the Equity Clearing House system and each week's trades are netted by brokers and settled on a daily basis from Tuesday to Friday, commencing on Tuesday of the following week.
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
The JSE has undertaken an initiative to dematerialize share certificates in a
Central Security Depositary operated by STRATE Limited (Share Transactions Totally
Electronic), and has introduced contractual, rolling settlement in order to increase the speed, certainty and efficiency of the settlement mechanism and to fall into line with international practices. The STRATE System was fully implemented as of December 2001, and settlement on the JSE is currently made five days after each trade (T+5). The JSE has also stated that it intends eventually to move to a system in which the five-day settlement period is reduced further to T+3 and possibly T+1. Harmony's ordinary shares can, accordingly, only be traded on the JSE electronically in paperless, dematerialized form through the STRATE System. Harmony's shares may be issued initially in certificated form, but must be dematerialized before they can be traded.
Holders of dematerialized securities may withdraw their securities from the
STRATE system in exchange for registered certificates. Transfers of securities eligible for inclusion in the STRATE system must be effected through the STRATE system by a deposit or redeposit of the securities to be transferred prior to the transfer.
PLAN OF DISTRIBUTION
Not applicable.
SELLING SHAREHOLDERS
Not applicable.
DILUTION
Not applicable.
EXPENSES OF THE ISSUE
Not applicable.

Item 10. Additional Information
SHARE CAPITAL
Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
This section summarizes certain material provisions of Harmony's Memorandum and Articles of Association, the Companies Act and the JSE listings requirements, each as currently in effect. These descriptions do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those sources. Directions on how to obtain a complete copy of Harmony's Articles of Association are provided under "--Documents on
Display" below.
General
Harmony is a public company with limited liability, and is registered under the
Companies Act with the Registrar of Companies, Department of Trade and Industry under
Registration number 1950/038232/06. Harmony is governed by its Memorandum of Association and Articles of Association, the provisions of the Companies Act and the JSE Listings
Requirements. Harmony's operations are also subject to various laws and regulations, including those described in "Item 4. Information on the Company Regulation."
Objects and Purposes
Harmony's objects are set forth in Paragraph 3 of its Memorandum of Association and include:
  to acquire by purchase, cession, grant, lease, exchange or otherwise any movable or immovable property, mines, mineral property, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, lands, farms, buildings, water rights, concessions, grants, rights, powers, privileges, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description; and
any interest therein and rights over the same; and to enter into any contract, option or prospecting contract in respect thereof, and generally to enter into any arrangement that may seem conducive to Harmony's objects or any of them;
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
The restrictions preventing directors from voting in respect of contracts or arrangement in which they are interested may be suspended or relaxed at any time, either generally or in respect of particular circumstances, by the holders of 75% Harmony's ordinary shares who are present and voting in a general meeting.

A director, notwithstanding his of her interest, may be counted in the quorum present at any meeting where: (i) he or she or any other director is appointed to hold any office or position of profit in Harmony; (ii) the directors resolve to exercise any of Harmony's rights to appoint, or concur in the appointment of, a director to hold any office or position of profit in any other company; or (iii) the terms of any such appointment are considered or varied. At this meeting, each director may vote on the matters listed above, but no director may vote in respect of his or her own appointment, or the arrangement or variation of the terms of his or her own appointment.
The restrictions described above do not prevent or debar any director, as a holder of any class of Harmony shares, from taking part in or voting upon any question submitted to a vote by that class at a general meeting, regardless of that director's personal interest or concern.
Compensation
The remuneration of the directors of Harmony in their capacity as directors, including fees per directors meeting, and additional compensation for the performance of other services, such as serving on committees, may be established either by a majority of the holders of
Harmony's ordinary shares, present and voting in a general meeting, or by a majority of disinterested directors at a meeting of directors, provided they constitute a quorum.
Borrowing Powers
The Harmony directors may raise, borrow or secure the payment of any sums of money for Harmony's purposes as they see fit. However, without the consent of a majority of the holders of Harmony's ordinary shares present and voting in a general meeting, the aggregate principal amount outstanding in respect of monies raised, borrowed or secured by Harmony and any of its subsidiaries may not exceed the greater of (i) Rand 40 million or (ii) the aggregate amount, from time to time, of Harmony's issued and paid up capital, plus the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, plus Harmony's share premium account and the share premium accounts of Harmony's subsidiaries.
The Companies Act provides that a company may only make a loan to its owner, director or manager with the prior consent of all the members of the company or pursuant to a special resolution relating to a specific transaction.
Rotation
At each annual general meeting of Harmony, one-third of the directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. At the next general meeting of shareholders, Bernard Swanepoel, Ted Grobicki and Mike Pleming

willl retire by rotation at the meeting. Retiring directors are eligible for re-election and said directors have made themselves available for re-election.
If a director is appointed to any Harmony executive office, his or her employment contract may provide that he or she shall be exempt from rotation for the lesser of (i) a period of
5 years or (ii) the period during which he or she continues to hold the relevant executive office.
During the relevant period, the director in question shall not be taken into account in determining the retirement of directors by rotation. The number of directors who may be exempt from retirement by rotation in this manner shall not equal or exceed one-half of the total number of the directors at the time of the relevant director's appointment. Currently none of Harmony's directors are exempted from retirement under these provisions.
Qualifications
There is no age limit requirement with regard to retirement or non-retirement of directors. Directors are not required to hold any shares in Harmony to qualify them for appointment as directors.
Share Capital
As of June 30, 2003, the issued share capital of Harmony consisted of a total of
Rand 92,427,058, divided into 184,854,115 ordinary shares with a par value of Rand 0.50 each.
As of December 10, 2003, the issued share capital of Harmony consisted of Rand 128,962,192, divided into 257,924,384 ordinary shares with a par value of Rand 0.50 each. At the annual general meeting held on September 1, 2003, Harmony authorized share capital was increased from 250,000,000 ordinary shares with a par value of Rand 0.50 each to 350,000,000 ordinary shares with a par value of 0.50 each. The terms of the ordinary shares are described in "--
Description of Ordinary Shares" below.
Description of Ordinary Shares
This section summarizes the material provisions of Harmony's ordinary shares as set out in Harmony's Memorandum and Articles of Association, the Companies Act and the JSE
listings requirements, each as currently in effect. It does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

Dividends
Either the Board or a majority of the holders of Harmony ordinary shares, voting in a general meeting, may, from time to time, declare a dividend to be paid to the registered holders of ordinary shares according to their respective rights and interests in the profits, measured in proportion to the number of ordinary shares held by them. Under South African law, a company's equity may be distributed as a dividend, provided that any necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of the profits of the company. Cash dividends paid by Harmony will not bear any interest payable by Harmony.
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
Holders of Harmony ordinary shares, voting in a general meeting, may not declare a dividend greater than the amount recommended by the directors, but may declare a smaller dividend. Dividends will be paid to the holders of Harmony ordinary shares in proportion to the number of their shares. All unclaimed dividends may be invested or otherwise utilized by the
Board for the benefit of Harmony until claimed; provided that dividends unclaimed after a period of twelve years from the date of declaration may be declared forfeited by the Board. Forfeited dividends revert to Harmony.
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
Distribution of Assets on Liquidation
In the event of voluntary or compulsory liquidation, dissolution or winding up, the assets remaining after payment of all the debts and liabilities of Harmony, including the costs of liquidation, will be applied to repay the amount paid up on Harmony's issued capital to holders of Harmony ordinary shares and, thereafter, the balance will be divided pro rata among the holders of Harmony ordinary shares, subject to any special rights or conditions attaching to any shares. Any portion of Harmony's assets may, upon such liquidation, dissolution or winding up, and with the approval of a special resolution, be paid to the ordinary shareholders by the distribution of specific assets or may be vested in trustees for the benefit of such ordinary
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
shareholders.

Issue of Additional Shares and Pre-emptive Rights
The Companies Act does not provide holders of any class of Harmony's shares with pre-emptive rights. However, the JSE requires that any new issues of equity shares by companies listed on the exchange must first be offered to existing holders of such shares, in proportion to their current holding.
The JSE will, however, allow a company to issue shares to third parties without first offering them to existing shareholders, in circumstances such as the following:
  pursuant to an employee share incentive scheme the terms of which have been approved by the holders of the relevant class of shares in a general meeting;
  for the acquisition of an asset, provided that if the issue is more than 30%
of the company's issued share capital, a simple majority of holders of ordinary shares present and voting, must vote in favor of the acquisition;
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
i.
details of the persons to whom the shares are to be issued if such persons fall into the following categories or other
categories identified by the JSE: directors of the company
or its subsidiaries or their associates; trustees of employee or directors' share scheme or pension funds; any person
having the right to nominate directors of the company; and
certain shareholders holding more than 10% of the issued
share capital;
ii.
if the persons to whom the shares are to be issued are
related parties, an independent expert's opinion that the
issue price is fair and reasonable; and

iii.
should the maximum size of the issue equal or exceed 30%
of the company's issued share capital, full listing
particulars, which include, inter alia, a reporting
accountant's report and, in the case of a mining company, a
competent person's report setting out technical details of
the company's operations and assets.
Transfer of Shares
Owners of Harmony ordinary shares may transfer any or all of their shares in writing in any common form or in any form approved by the Harmony directors. Every instrument of transfer must be executed by the transferor or, if the directors so determine, by the transferor and the transferee. The transferor will remain the holder of the ordinary shares transferred until the name of the transferee is entered in Harmony's register of members in respect of such ordinary shares.
The Board may refuse to recognize any instrument of transfer that is not duly stamped (if required) or is not accompanied by appropriate evidence of the transferor's title.
Such right of refusal will not prevent dealings occurring on an open and proper basis. Harmony retains all instruments of transfer that are registered. Any instrument of transfer that the Board refuses to register is, except in the case of fraud, returned on demand to the person depositing such instrument.
Rights of Minority Shareholders and Fiduciary Duties
Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. There may also be common law personal actions available to a shareholder of a company.
The fiduciary obligations of directors may differ from those in the U.S. and certain other countries. In South Africa, the common law imposes on directors a duty to act with care, skill and diligence and fiduciary duties, which include the duty to conduct the company's affairs honestly and in the best interests of the company.

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
Changes in Capital or Objects and Powers of Harmony
The provisions of Harmony's Memorandum and Articles of Association
pertaining to changes in Harmony's share capital and powers are substantially equivalent to the provisions of the Companies Act. Harmony may by special resolution:
  increase its authorized or paid-up share capital;
  consolidate and divide all or any part of its shares into shares of a larger amount;
  increase the number of its no par value shares without an increase of its stated
capital;
  sub-divide all or any part of its shares having a par value;
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
  cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled; or
  reduce the authorized share capital.

Harmony may by ordinary resolution:
  reduce its issued share capital;
  reduce its stated capital; or
  reduce its capital redemption reserve fund and share premium account.
Meetings of Shareholders
The Harmony directors may at any time convene general meetings of Harmony's shareholders. The directors shall convene a general meeting upon request of shareholders in accordance with the provisions of the Companies Act. No more than fifteen months may elapse between the date of one annual general meeting and the next, and the annual general meeting shall be held within six months after the expiration of each financial year of Harmony.
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
  to the directors and auditor for the time being of Harmony; and
  by advertisement to the holders of share warrants to bearer.
Annual general meetings and meetings calling for the passage of a special resolution require twenty-one days' notice in writing. Any other general meeting requires no less than fourteen days' notice in writing. A meeting called upon shorter notice shall be deemed to have been duly called if a majority in number of the members having a right to attend and vote at the meeting agree to such a shortened notice period, and if such members hold no less than
95% of the total voting rights of all members.
Harmony business may be transacted at a general meeting only when a quorum of members is present. Three members present personally or by representative and entitled to vote are a quorum.
The annual general meeting deals with and disposes of all matters prescribed by the Harmony Articles of Association and by the Companies Act, including:
  the consideration of the annual financial statements and report of the auditors;

  the election of directors;
  the appointment of auditors; and
  any business arising from the annual financial statements considered at the meeting.
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
Where any share is registered in the names of two or more persons they shall be deemed to be joint holders. Accordingly where any member dies, the survivor or survivors, where the deceased was a joint holder, and the executor of the deceased, where the deceased was the sole holder, shall be the only persons recognized by Harmony as having any right to the interest of the deceased in any shares of Harmony.
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

Non-South African Shareholders
There are no limitations imposed by South African law or by the Articles of
Association of Harmony on the rights of non-South African shareholders to hold or vote
Harmony's ordinary shares or securities convertible into ordinary shares.
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
While the requirements of the Securities Regulation Panel and the JSE Listings Requirements
might have the general effect of delaying, deferring or preventing a change in control of a company, Harmony's Memorandum and Articles of Association do not impose additional restrictions on mergers or takeovers.
Register of Members
Harmony keeps a register of shareholders at Harmony's office and at the office of
Harmony's transfer secretaries in South Africa, and Harmony's transfer secretaries in the United
Kingdom keep a branch shareholders' register at their offices.
The register of members includes:

  the names and address of the members;
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
MATERIAL CONTRACTS
Harmony enters into material contracts in connection with its business, as described in "Item 4. Information on the Company--Business" and in connection with financing arrangements, as described in "Item 5. Operating and Financial Review and Prospects--
Liquidity and Capital Resources.
EXCHANGE CONTROLS
Introduction
The following is a general outline of South African exchange controls. Investors should consult a professional adviser as to the exchange control implications of their particular investments.
The Republic of South Africa's exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of South Africa, the
Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South
African residents (including corporations) and between residents and non-residents of the
Common Monetary Area are subject to these exchange control regulations which are enforced by the SARB.
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
The comments below relate to exchange controls in force at June 30, 2003. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African
Government in the future.
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
Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an "affected person" by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. Harmony is not, and has never been, designated an "affected person" by the SARB.
Sale of Shares
Under present South African exchange control regulations, the ordinary shares and ADSs of Harmony are freely transferable outside the Common Monetary Area between non-
residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the
Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words "non-resident."
Dividends
Although payments to non-South African residents are subject to SARB approval, in practice, dividends are freely transferable out of South Africa from both trading and non-
trading profits earned in South Africa through a major bank as agent for the SARB. "Affected persons" must apply for SARB approval for the remittance of dividends offshore if such companies have made use of local borrowing facilities.
As a general matter, an "affected person" that has accumulated historical losses may not declare dividends out of current profits unless and until that person's local borrowings do not exceed the local borrowings limit.
Interest
Interest on foreign loans is freely remittable abroad, provided the loans receive prior SARB approval.
Voting Rights
There are no limitations on the right of non-resident or foreign owners to hold or vote Harmony's ordinary shares imposed by South African law or by Harmony's charter.
CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS
The discussion in this section is based on current law. Changes in the law may alter the tax treatment of Harmony's ordinary shares, warrants or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Harmony's ordinary shares, warrants or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares, warrants or ADSs who are not residents of and who do not carry on business in South Africa, and who hold ordinary shares, warrants or ADSs as capital assets
(that is, for investment purposes). Harmony recommends that you consult your own tax advisor about the consequences of holding Harmony's ordinary shares, warrants or ADSs, as applicable, in your particular situation.

The following discussion represents the views of Cliffe Dekker Inc., South
African counsel to Harmony.
Dividends
With effect from October 1, 1995, South Africa repealed all legislation imposing any withholding tax on dividends. Consequently, Harmony will not be obliged to withhold any form of non-resident shareholders' tax on dividends paid to non-residents of South Africa.
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

South African stamp duty at the same rate as stamp duty on a subsequent transfer of shares, upon the registration of the investor as the holder of shares on the company's register.
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
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Except as described below under the heading "Non-U.S. Holders," the following summary describes the material U.S. federal income tax consequences for a U.S. holder of owning the ordinary shares and owning and exercising warrants. For purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a
U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the ordinary shares and the warrants. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares and warrants. In particular, this summary deals only with U.S. holders that will hold the ordinary shares and warrants as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares or warrants as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization, or person whose "functional currency" is not the U.S.
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
If you are not a U.S. holder, or a non-U.S. holder, the discussion below under
"--Non-U.S. Holders" will apply to you.
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
The exercise price of the warrants is subject to adjustment under certain circumstances. For U.S. federal income tax purposes, adjustments that have the effect of increasing the proportionate interest of a U.S. holder of the warrants in Harmony's assets or earnings can give rise to deemed dividend income to such holder. In some circumstances (e.g., a distribution of our stock or rights to acquire our stock to holders of ordinary shares), a failure to adjust the exercise price could also give rise to deemed dividend income to a U.S. holder of ordinary shares.
Capital Gains
If you sell your ordinary shares or warrants, you will recognize capital gain or loss in an amount equal to the difference between the amount you realize on the sale and your adjusted tax basis in the ordinary shares or warrants. You will recognize a capital loss if you fail to exercise a warrant prior to its expiration date. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares or warrants for more than one year. Long-
term capital gain recognized by an individual U.S. holder is generally subject to a maximum tax rate of 15%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares or warrants will be treated as U.S. source income or loss, as the case may be, for
U.S. foreign tax purposes. Your ability to offset capital losses against income is subject to limitations.
Deposits and withdrawals of ordinary shares by U.S. holders in exchange for
ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
To the extent that you incur South African stamp duty, MST or uncertified securities tax in connection with a transfer or withdrawal of ordinary shares or warrants as described under "--Certain South African Tax Considerations--Stamp Duty on the Shares and

Warrants" above, such stamp duty, MST or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.
Non-U.S. Holders
If you are a non-U.S. holder of the ordinary shares, you generally will not be subject to U.S. federal income or withholding tax on dividends received on such ordinary shares, unless such income is effectively connected with your conduct of a trade or business in the
United States. If you are a non-U.S. holder of the ordinary shares or warrants, you will also generally not be subject to U.S. federal income or withholding tax in respect of gain realized on the sale of such ordinary shares or warrants, unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. If you are a corporate foreign shareholder, effectively connected income may, under certain circumstances, be subject to an additional branch profits tax.
U.S. Information Reporting and Backup Withholding Rules
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently of 28% unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not
U.S. persons generally are not subject to information reporting or backup withholding.
However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.
The preceding discussion of certain United States federal income tax consequences is intended for general information only and does not constitute tax advice.
Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the ordinary shares and warrants, including the applicability and effect of any state, local or foreign laws, and proposed changes in applicable laws.
DIVIDENDS AND PAYING AGENTS
Not applicable.
STATEMENTS BY EXPERTS
Not applicable.
DOCUMENTS ON DISPLAY
Harmony's Memorandum and Articles of Association may be examined at its principal place of business being 4 The High Street, First Floor, Melrose Arch, Melrose North

2196, South Africa. Harmony also files annual and special reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC's public reference room at the following location:
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk
General
Harmony is exposed to market risks, including credit risk, foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Harmony may enter into derivative financial instruments to manage these exposures. Harmony has policies in areas such as counterparty exposure and hedging practices, which have been approved by Harmony's senior management. Harmony does not hold or issue derivative financial instruments for trading or speculative purposes.
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
Foreign Currency Sensitivity
In the ordinary course of business, Harmony enters into transactions denominated in foreign currencies (primarily U.S. and Australian dollars). In addition, Harmony has investments and liabilities in U.S. dollars, Canadian dollars, G.B. pounds and Australian dollars.
As a result, Harmony is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony does not generally hedge its exposure to foreign currency exchange rates. In December 2001 however, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar,
Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to preserve the revenues from the Free State operations' estimated production for calendar 2002.
Harmony fixed the Rand-U.S. dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. Harmony's objective in this hedging activity was to protect these revenues against the risk of the Rand strengthening against the U.S. dollar, as the gold price is U.S. dollar denominated and the costs of the Free State operations are generally
Rand-denominated. These currency forward exchange contracts expired on December 31, 2002 and Harmony did not renew these contracts.

The fair values of Harmony's currency hedge contracts were determined at specific points in time by comparing the contract price to the then current market price for the maturity date discounted to present value. These values are estimates that involve uncertainties and cannot be determined with precision. The mark-to-market value of these agreements on June
30, 2002, was a positive US$ 5 million. The valuation was based on exchange rates of R/US$
10.42 and the prevailing interest rates and volatilities at the time.
Harmony's liability subject to risk of foreign currency exchange rate fluctuations amounted to $9 million at June 30, 2003 as well as at November 30, 2003. This amount reflects
Harmony's only foreign-currency denominated borrowing, which is U.S. dollar denominated debt from BAE Systems plc. See "Item 5. Operating and Financial Review and Prospects--
Credit Facilities and Other Borrowings--Outstanding Credit Facilities and Other Borrowings."
Based on an exchange rate of Rand 9.1303 per $1.00 (which was the average exchange rate for the fiscal year ended June 30, 2003), a hypothetical 10% appreciation of the Rand against the
U.S. dollar would have had an estimated $0.03 million positive impact on Harmony's annual income before tax and a hypothetical 10% devaluation of the Rand against the U.S. dollar would have had an estimated $0.03 million negative impact on Harmony's annual income before tax.
Harmony's revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate because gold is generally sold throughout the world in U.S. dollars, but most of Harmony's operating costs are incurred in Rand. Appreciation of the Rand against the U.S. dollar increases working costs at Harmony's South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from Harmony's South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from
Harmony's South African operations. See "Item 3. Key Information--Exchange Rates" and
"Item 3. Key Information--Risk Factors--Because most of Harmony's production costs are in
Rand, while gold is generally sold in U.S. dollars, Harmony's financial condition could be materially harmed by an appreciation in the value of the Rand."
Commodity Price Sensitivity
General
The market price of gold has a significant effect on the results of operations of
Harmony, the ability of Harmony to pay dividends and undertake capital expenditures, and the market prices of Harmony's ordinary shares and warrants.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Harmony does not have any control. See "Item 3. Key
Information--Risk Factors--The profitability of Harmony's operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely." The aggregate effect of these factors, all of which are beyond the control of Harmony, is impossible for Harmony to predict.
Harmony's Hedge Policy
As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. For more detailed information on Harmony's hedge policy, see "Item 4. Information on the Company--Business--
Hedge Policy."
In recent years, there have been two instances in which Harmony has made use of gold price hedges: Harmony's forward sale of a portion of the production at Bissett at a set gold price and, more recently, put options relating to 1 million ounces of Harmony's production at
Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.
In addition, a substantial proportion of the production of both New Hampton and
Hill 50 was already hedged when acquired by Harmony. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony reduced New Hampton's hedge book by over
900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony's Australian operations (including New Hampton and Hill 50). These hedge positions were classified as normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to the agreed-upon prices. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations again, in which these hedge contracts were classified as speculative contracts. The mark-to-market movements on these contracts are reflected in the income statement. The resulting hedge portfolio, as of September 30, 2003, covered 860,000 ounces over a seven-year period at an average strike price of A$517 per ounce ($351 at an exchange rate of A$0.68 per $1.00).
Harmony has reduced the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements as well as through the close out of these hedge agreements

Commodity Sales Agreements
Harmony's commodity sales agreements by type of agreement as of June
30, 2003 are set forth below.
Maturity - Scheduled for Delivery in Fiscal Year
2004
2005
2006
2007
2008
2009
Total
Mark-to-
market
$000
Forward sales
agreements
Ounces .........................
100,000
(26,346)
175,000
108,000
147,000
100,000
40,000
100,000
100,000
730,000
A$/ounce......................
513
512
510
515
518
518
514
Calls Contracts Sold
Ounces .........................
95,000
130,000
--
--
--
265,000
(7,612)
A$/ounce......................
540
512
552
--
--
--
528
Total..................................
195,000
305,000
148,000
147,000
100,000
995,000
(33,958)
Harmony's commodity sales agreements by type of agreement as of November
30, 2003 are set forth below.
Maturity - Scheduled for Delivery in Fiscal Year
2004
2005
2006
2007
2008
2009
Total
Mark-to-
market
$000
Forward sales
agreements
Ounces .........................
55,000
175,000
108,000
(53,937)
147,000
100,000
100,000
685,000
A$/ounce......................
513
513
510
515
518
518
514
Calls Contracts Sold
Ounces .........................
5,000
130,000
40,000

(4,669)
--
--
--
175,000
A$/ounce......................
540
512
552
Total..................................
305,000
148,000
(58,606)
147,000
100,000
100,000
--
--
--
552
60,000
860,000
For accounting purposes, Harmony's commodity sales agreements are treated as speculative. The mark-to-market values of these agreements were determined at specific points in time based on independent valuations, using present value methods or standard option value methods with assumptions about commodity prices based on those observed in the gold market.
For the determination as of June 30, 2003, a gold price of $346.00 (A$514.00) per ounce was used, together with exchange rates of R7.51 per $1.00 and $0.67 per A$1.00 and prevailing market interest rates and volatilities. For the determination as of November 30, 2003, a gold price of $396.38 (A$549.5) per ounce was used, together with exchange rates of R6.37 per $1.00 and $0.72 per A$1.00 and prevailing market interest rates and volatilities. These values are estimates that involve uncertainties and cannot be determined with precision.

Sensitivity Analysis
A sensitivity analysis of the mark-to-market valuations of Harmony's commodity sales agreements as of June 30, 2003 is set forth below.

Sensitivity to $ gold spot price
Mark-to-market ($ millions)................................

$30
(61)

$20
(52)

$10
(43)
Gold spot price at
June 30, 2003
346
(34)

($10)
(25)

($20)
(16)

($30)
(8)

Sensitivity to Australian dollar interest
rates
Mark-to-market ($ millions)................................

1.5%
(43)

1.0%
(40)

0.5%
(37)
Weighted average
interest rate at
June 30, 2003
4.64
(34)

(0.5%)
(30)

(1.0%)
(27)

(1.5%)
(23)

Sensitivity to $/A$ exchange rates
Mark-to-market ($ millions)................................

A$0.15
(60)

A$0.10
(52)

A$0.05
(43)
$/A$
exchange rates at
June 30, 2003
$1.00=A$1.48
(34)

(A$0.05)
(25)

(A$0.10)
(15)

(A$0.15)
(5)
A sensitivity analysis of the mark-to-market valuations of Harmony's commodity sales agreements as of November 30, 2003 is set forth below.

Sensitivity to $ gold spot price
Mark-to-market ($ millions)................................

$30
(104)

$20
(82)

$10
(66)
Gold spot price at
November 30, 2003
396
(58)

($10)
(51)

($20)
(43)

($30)
(35)

Sensitivity to Australian dollar interest
rates
Mark-to-market ($ millions)................................

1.5%
(67)

1.0%
(64)

0.5%
(61)
Weighted average
interest rate at
November 30, 2003
4.88
(58)

(0.5%)
(56)

(1.0%)
(53)

(1.5%)
(49)

Sensitivity to $/A$ exchange rates
Mark-to-market ($ millions)................................

A$0.15
(84)

A$0.10
(76)

A$0.05
(67)
$/A$
exchange rates at
November 30, 2003
$1.00=A$1.39
(58)

(A$0.05)
(49)

(A$0.10)
(39)

(A$0.15)
(28)
Commodity Hedging Experience
During fiscal 2001, Harmony acquired New Hampton, which had a hedge book of approximately 1.5 million ounces. In February 2001, as a condition of the commitment for financing of the syndicated loan facility that Harmony entered into with the acquisitions of the
New Hampton and Elandskraal mines, Harmony protected some of its production from downward movements in the gold price by entering into put options relating to the delivery of
1 million ounces of Harmony's 2001 and 2002 production. The put options covered 83,333 ounces per month for 12 months, commencing on March 29, 2001, at a price of Rand 64,000 per kilogram (Rand 1,990 per ounce). Harmony paid Rand 29 million to secure these put options.
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
During fiscal 2002, Harmony acquired Hill 50, which had a hedge book of approximately 1,354,000 million ounces as of March 31, 2002. A condition of Harmony's offer for Hill 50 was that each counterparty to hedge contracts with Hill 50 or any of its subsidiaries agree not to terminate, suspend or rescind these contracts. This condition of the offer was satisfied. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony reduced New Hampton's hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony's Australian operations
(including New Hampton and Hill 50). All of these hedge positions were classified as commodity sales agreements, under which Harmony must deliver a specified quantity of gold at a future date subject to the agreed-upon prices. During fiscal 2003, Harmony restructured these hedge contracts again and classified these hedge portfolios as speculative. All mark-to-market movements are accounted for in the income statement.
The percentage of Harmony's total production that was hedged in fiscal 2001 was
1.9%, and the average price for production sold under the relevant hedging contracts was $317 per ounce of gold. The percentage of Harmony's total production (excluding production from the Free Gold assets) that was hedged in fiscal 2002 was 1%, and the average price for production sold under the relevant hedging contracts was $286 per ounce of gold. The percentage of Harmony's total production (excluding production from the Free Gold assets) that was hedged in fiscal 2003 was 1%, and the average price for production sold under the relevant hedging contracts was $286 per ounce of gold.
Realization of Harmony's commodity sales agreements is dependent upon the counterparts performing in accordance with the terms of the relevant contracts. Harmony selects well-established financial institutions as counterparts and has used ten different counterparts for its hedging arrangements that have been converted into commodity sales agreements. These counterparts consist of local and international banks, none of which have previously failed to perform as required under Harmony's hedging arrangements. Although Harmony does not anticipate that any of the counterparts will in the future fail to perform as required under
Harmony's commodity sales agreements, Harmony's agreements with the counterparts generally do not require the counterparts to provide collateral or other security to support financial instruments subject to credit risk, but do entitle Harmony to monitor the counterparts' credit health in order to protect itself against exposure to the potential credit loss of the counterparts.
The commodity sales agreements cover approximately 5% of Harmony's production, individually and aggregated, over the seven years for which Harmony's commodity sales agreements exist. None of the counterparts are affiliates or related parties of Harmony.
In fiscal 2001, Harmony sold 2,140,043 ounces of gold at an average price of
$276 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $535 million for fiscal 2001, a reduction of approximately $55 million in product sales. In fiscal 2002, Harmony sold 2,388,458 ounces of gold at average price of $283 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately
$597 million for fiscal 2002, a reduction of approximately $77 million in product sales. In fiscal

2003, Harmony sold 2,366,116 ounces of gold at average price of $330 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $592 million for fiscal 2003, a reduction of approximately $203 million in product sales. These figures exclude sales by the Free Gold Company.
The gold spot price on December 10, 2003 was $410 per ounce. During fiscal
2003, the gold spot price traded in a range from $302 to $382 per ounce.
With respect to the remaining forward sales agreements as at November 30, 2003, as long as the gold spot price is below a price range of A$510 to A$518 per ounce ($367 to $373 per ounce at an exchange rate of $0.72 to A$1.00) during the period that Harmony is required to deliver the quantities specified in the forward sales agreements, Harmony will benefit from the increased revenue received for the quantities sold under the forward sales agreements. Should the gold spot price increase above this price range, Harmony would not benefit from the higher gold spot price with respect to the quantities under the forward sales agreements.
With respect to the remaining calls contracts sold as at November 30, 2003, these options require Harmony to deliver the amounts of gold specified annually at the maximum price specified should the counterparty exercise its option. This will only occur should the gold spot price exceed the option price range of A$512 to A$552 per ounce ($369 to $397 per ounce at an exchange rate of $0.726 to A$1.00), and, as such, Harmony would not benefit from a gold spot price in excess of this option exercise price range for these quantities.
During fiscal 2003, Harmony has closed out the remaining variable price sales contracts with floors.
Interest Rate Sensitivity
Harmony generally does not undertake any specific actions to cover its exposure to interest rate risk. However, through its acquisitions of New Hampton and Hill 50, Harmony holds certain gold lease rate swaps. In addition, during June 2001 Harmony entered into an interest rate swap on a portion of its Rand-denominated senior unsecured fixed rate bonds.
Gold lease rate swaps. Harmony acquired gold lease rate swaps through the New
Hampton and Hill 50 acquisitions. The following table sets forth the gold lease rate swaps held by Harmony as of June 30, 2003 that, by their terms, would have been outstanding as of the dates indicated. The gold lease rates receivable indicated in the following table are the weighted average gold lease rates receivable for all gold lease rate swaps outstanding at each date indicated.

Mark-to-Market as of
June 30, 2003
2003
2004
2005
2006
2007
2008
2009
Gold lease rates (receive interest at fixed rate indicated and pay at floating rate)
$'000
Ounces.............. 1,399,000       770,000         585,000 400,000 225,000 125,000 25,000 120
Lease rate
receivable .........
0.86%          1.03%            1.04% 1.04% 1.05% 1.05% 1.05%
In the period from June 30, 2003 to November 30, 2003, Harmony reduced its exposure to gold lease rate swaps by meeting the requirements under gold lease rate swap agreements, and took advantage of favorable changes in spot gold lease rates to close out certain gold lease rate swap positions at no cost to Harmony. Harmony held gold lease rate swaps of
765,000 ounces at a weighted average lease rate of 1.03% at November 30, 2003. The following table sets forth the gold lease rate swaps held by Harmony as of November 30, 2003 that, by their terms, will be outstanding as of the dates indicated. The gold lease rates receivable indicated in the following table are the weighted average gold lease rates receivable for all gold lease rate swaps outstanding on each date indicated.
Gold Lease Rate Swaps Outstanding as of November 30, 2003
Mark-to-Market as of
November 30, 2003
2003
2004
2005
2006
2007
2008
2009
$'000
Gold lease rates (receive interest at fixed rate indicated and pay at floating rate)
Ounces.............. 765,000       770,000          585,000 400,000 225,000 25,000 125,000 172
Lease rate
receivable .........
1.03%           1.03%
1.04% 1.04% 1.05% 1.05% 1.05%
A sensitivity analysis of the mark-to-market valuations of Harmony's gold lease rate swaps as of each of June 30, 2003 and November 30, 2003 is set forth below.
Sensitivity to the gold interest rate
as of
June 30, 2003
1
Mark-to-market ($ millions)...........................

1.5%
(34)

1.0%
(34)

0.5%
(34)
Gold interest rate at
June 30, 2003
0.59%
(34)

(0.5%)
(33)

(1.0%)
(33)

(1.5%)
(33)
1.5%
(59)

1.0%
(59)

0.5%
(59)
Gold interest rate at
November 30, 2003
0.16%
(58)

(0.5%)
(58)
(1.0%)
(58)
Gold interest rate is the interest cost of borrowing gold from a central bank, payable in ounces of gold in arrears.

(1.5%)
(58)
Sensitivity to the gold interest rate as of
November 30, 2003
Mark-to-market ($ millions)...........................

_________________
1
Interest rate swaps. On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1,200 million ($160 million at an exchange rate of R7.51 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006. In connection with these bonds, Harmony entered into an interest rate swap on Rand 600 million ($80.0 million at an exchange rate of
R7.51 per $1.00). The interest rate swap consists of two tranches: (i) a Rand 400 million ($53.3 million at an exchange rate of R7.51 per $1.00) tranche which receives a fixed rate of 13% and pays a floating rate of JIBAR (reset quarterly) plus 1.8% and (ii) a Rand 200 million ($26.7 million at an exchange rate if R7.51 per $1.00) tranche which receives a fixed rate of 13% and pays a floating rate at JIBAR (reset quarterly) plus 2.2%.
A sensitivity analysis of the mark-to-market valuations of Harmony's interest rate swaps as of each of June 30, 2003 and November 30, 2003 is set forth below.

Sensitivity to South African Rand
Interest Rates
Mark-to-market ($ millions)..............................
3.0%
(10.0)
2.0%
(8.0)

1.0%
(6.0)
Weighted average
SAR interest rate at
June 30, 2003
ZAR = 11.63
(4.0)

(1.0%)
(2.2)

(2.0%)
0.0

(3.0%)
1.3

Sensitivity to South African Rand
Interest Rates
Mark-to-market ($ millions)..............................

3.0%
(15.3)

2.0%
(13.0)

1.0%
(10.8)
Weighted average
SAR interest rate at
November 30, 2003
ZAR = 8.60
(8.7)

(1.0%) (2.0%)
(4.6)
(6.6)

(3.0%)
(2.7)
The fair values of Harmony's interest rate derivatives were determined at specific points in time by comparing the fixed and floating interest rates based on the current forecast of rates, or the market yield curve, discounted to present value. These values are estimates that involve uncertainties and cannot be determined with precision.
At June 30, 2003, Harmony's assets and liabilities included certain short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates due to their short-term nature and variable interest rate features.
At June 30, 2003, the fair value of Harmony's U.S. dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was estimated at $9 million. At
December 2, 2003, the fair value of Harmony's U.S. dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was estimated at $9 million. Long-term loans approximate fair value as they are subject to market bond floating rates. This analysis represents the hypothetical loss in earnings for debt instruments that are sensitive to changes in interest rates and were held by Harmony as at June 30, 2003. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of LIBOR is estimated to be
$0.03 million. Because Harmony's net earnings exposure with respect to debt instruments was tied to the LIBOR rate, this hypothetical loss was modeled by calculating the 10% adverse change in the LIBOR rate, multiplied by the fair value of the respective debt instruments.

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
Auriferous: a substance that contains gold ("AU").
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
Dor: unrefined alloy consisting of 60% to 90% gold with lesser quantities of silver and base metals, which will be further refined to almost pure gold by a smelter or refinery.
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
Metric unit
1 tonne
1 gram
= 0.03215 ounces
1 gram per tonne
= 1 ha
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
U.S. equivalent
= l t = 1.10231 short tons
= 1g
= 1 g/t
= 0.02917 ounces per short ton
1 kilogram per tonne = l kg/t = 29.16642 ounces per short ton
1 kilometer = 1 km = 0.621371 miles
1 meter = 1 m = 3.28084 feet
1 centimeter = 1 cm = 0.3937 inches
1 millimeter = 1 mm = 0.03937 inches
1 hectare = 2.47105 acres
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
  development of additional reserves;
  depletion of existing reserves through production;
  actual mining experience; and
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
Proven reserves: reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Pyrite: a brassy-colored mineral of iron sulfide (compound of iron and sulfur).
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
Tailing dam/slimes dam: dams or dumps created from tailings or slimes.
Tonne: one tonne is equal to 1,000 kilograms (also known as a "metric" ton).
Stockpile: a store of unprocessed ore.
Stockwork: mineralized material consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.
Stripping: the process of removing overburden to expose ore.
Sulfide: a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite, FeS
2
(iron sulfide). Also a zone in which sulfide minerals occur.
Syncline: a basin-shaped fold.
Tailings: finely ground rock from which valuable minerals have been extracted by milling.
Ton: one ton is equal to 2,000 pounds (also known as a "short" ton).
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
At a general meeting held on September 1, 2003, Harmony's shareholders approved resolutions (i) increasing Harmony's authorized ordinary share capital to a total of
R175,000,000 divided into 350,000,000 ordinary shares of R0.50 each, (ii) authorizing the directors to issue and allot the consideration shares to the ARMgold shareholders and (iii) to revise the directors' authority to issue shares for cash.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
At a general meeting held on November 14, 2003, Harmony's shareholders approved resolutions (i) approving the Harmony (2003) Share Option Scheme, (ii) authorizing the Board to allot and issue all or any of Harmony's authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE (iii)
authorizing Harmony to acquire from time to time such a number of its issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which Harmony's ordinary shares may be quoted or listed. The shareholders also approved amendments to
Harmony's Articles of Association in order to comply with the JSE amended listing requirements.
At a general meeting held November 15, 2002, Harmony's shareholders approved a resolution renewing this authorization. At a general meeting held on November 15, 2002,
Harmony's shareholders approved a resolution authorizing Harmony to acquire from time to time such a number of its issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which Harmony's ordinary shares may be quoted or listed.
At a general meeting held on November 16, 2001, Harmony's shareholders approved a resolution authorizing the Board to allot and issue all or any of Harmony's authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE.
At a general meeting held on October 3, 2001, Harmony's shareholders approved resolutions authorizing the Board to effect an odd-lot offer to Harmony's shareholders outside of the United States that held fewer than 100 ordinary shares at the close of business on
October 19, 2001, or odd-lot holders. Odd-lot holders were required to elect to (i) retain their odd-lot holdings, (ii) purchase additional shares at the offer price of Rand 44.08 per ordinary share to increase their holdings to 100 ordinary shares or (iii) sell their odd-lot holdings at that offer price. Any ordinary shares elected to be sold in connection with the offering and ordinary shares of odd-lot holders that failed to make an election were purchased by odd-lot holders that elected to acquire additional ordinary shares. Ordinary shares sold that exceeded the number transferred to purchasing odd-lot holders were acquired by Lydex, a Harmony subsidiary, at the offer price.
At a general meeting held on June 8, 2001 in connection with the June 2001 global offering described in this annual report, Harmony's shareholders approved resolutions
(i) increasing Harmony's authorized share capital to a total of Rand 130,479,452, divided into
250 million ordinary shares of Rand 0.50 each and 10,958,904 redeemable convertible preference shares of Rand 0.50 each and (ii) authorizing the Board to allot and issue for cash a maximum of 30 million ordinary shares and 10 million warrants to subscribe for 10 million additional ordinary shares, in accordance with the requirements of the JSE. See "Item 10.
Additional Information--Description of Harmony Ordinary Shares." During January and
February 2002, all of the preference shares were converted into ordinary shares and, accordingly, no preference shares are currently authorized, issued or outstanding.
At a general meeting held on May 18, 2001, Harmony's shareholders approved resolutions (i) increasing Harmony's authorized share capital to a total of Rand 95,479,452 million divided into 180 million ordinary shares of Rand 0.50 each and 10,958,904 redeemable convertible preference shares of Rand 0.50 each, (ii) amending the Articles of Association to set out the conditions applicable to these preference shares and (iii) authorizing the Board to allot and issue 222,222 ordinary shares to Komanani Mining (Proprietary) Limited, or Komanani, at
Rand 36.00 per share, 10,736,682 ordinary shares to the IDC at Rand 36.00 per share and
10,958,904 preference shares to the IDC at their par value of Rand 0.50 per share, in accordance with the requirements of the JSE. As described in "Item 7. Major Shareholders and Related
Party Transactions," the 222,222 ordinary shares originally allocated for issuance to Komanani were instead issued to Simane, together with an additional 78 ordinary shares issued pursuant to the Board's general authority to issue authorized shares for cash.
USE OF PROCEEDS
Not applicable.
Item 15. Controls and Procedures
Because this Form 20-F is being filed for the fiscal year ended June 30, 2003, the disclosure requirements of Item 15(a) of Form 20-F are not applicable.
There have been no changes in internal controls of Harmony which would require disclosure under Item 15(b) of Form 20-F.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert

Because this Form 20-F is being filed for the fiscal year ended June 30, 2003, the disclosure requirements of Item 16A are not applicable.
Item 16B. Code of Ethics
Because this Form 20-F is being filed for the fiscal year ended June 30, 2003, the disclosure requirements of Item 16B are not applicable.

PART III
Item 17. Financial Statements
Harmony's financial statements have been prepared in accordance with Item 18 hereof.
Item 18. Financial Statements
Index to Financial Statements and Schedules
Page
Harmony Gold Mining Company Limited
Report of the Independent Accountants............................................................ F 1
Consolidated Income Statements
for the years ended June 30, 2003, 2002 and 2001 ................................. F 2
Consolidated Balance Sheets at June 30, 2003 and 2002 ............................
Notes to the financial statements ......................................................................                       F 45 to F 61
F 3
Consolidated Statements of Changes in Shareholders' Equity
for the years ended June 30, 2003, 2002 and 2001 .................................

Consolidated Statements of Cash Flows
for the years ended June 30, 2003, 2002 and 2001 .................................
F 5 to F 6
Consolidated Statements of Comprehensive Income
for the years ended June 30, 2003, 2002 and 2001 .................................

the six month period ended June 30, 2002 ................................................                       F 41
June 30, 2003 and the six month period ended June 30, 2002 ..............                      F 43
Balance Sheets at June 30, 2003 and 2002  ................................................                       F 42

Statement of shareholders' equity for the year ended

Statement of Cash Flows for the year ended June 30, 2003
     and the six month period ended June 30, 2002 .......................................                       F 44

F 7
Notes to the Consolidated Financial Statements............................................

Armgold/Harmony Freegold Joint Venture (Pty) Ltd

Auditors Report of the Independent Auditors ..................................................                      F 40

Income Statements for the years ended June 30, 2003 and

F 8 to F 39
F 4

Item 19. Exhibits
1.1
Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony's Registration Statement (file no. 333-13516) on Form F-3 filed on
June 21, 2001).
1.2
Articles of Association of Harmony, as amended (incorporated by reference to
Harmony's Registration Statement on Form 8-A filed on November 18, 2002).
1.3
Amendments to the Articles of Association as on November 14, 2003
(see Exhibit 1.3)
2.1 Memorandum of Association of Harmony, as amended (see Exhibit 1.1).
2.2 Articles of Association of Harmony, as amended (see Exhibits 1.2 and 1.3).
2.3
Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12,
1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective
Amendment No. 1 to Harmony's Registration Statement (file no. 333-5410) on
Form F-6 filed on May 17, 2001). 1.3 Amendments to the Articles of Association as
on November 14, 2003 (see Exhibit 1.3)
2.4 Form of ADR (included in Exhibit 2.3)
2.5
Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Harmony's Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).
2.6
Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements (incorporated by reference to Harmony's Registration Statement (file
no. 0-28798) on Form 20-F filed on September 20, 1996).
2.7
AB Facilities Agreement, C Facilities Agreement and Common Terms Agreement
relating to AB Facilities and C Facility, each among Harmony, Chase Manhattan
International Limited, ABSA Bank Limited, J.P. Morgan plc, Citibank, N.A., ANZ
Investment Bank and BoE Bank Limited, dated March 22, 2001 (incorporated by reference to Harmony's Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).
2.8
Form of Harmony's senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended
June 30, 2001 filed on September 26, 2001).
2.9
Loan Note Facility Agreement among Harmony Gold W.A. Pty Limited, Harmony,
Randfontein, Evander, Kalgold and Lydex, Australia and New Zealand Banking
Group Limited, Societe Generale, N.M. Rothschild & Sons Limited, ABSA Asia
Limited, RMB International (Dublin) Limited, Standard Finance (Isle of Man)
Limited, Citibank, N.A. and Citibank International plc, dated February28, 2002
(incorporated by reference to Harmony's annual report on 20-F for the fiscal year ended June 30 2002 filed on December 23, 2002).

2.10      Term Loan agreement between Harmony and Nedbank, dated May 8, 2003.
2.11
Notice to shareholders dated September 23, 2003, relating to amendments to Harmony's Articles of Association and Share Option Scheme.
4.1
Harmony Share Option Scheme (incorporated by reference to Harmony's
Registration Statement (file no. 0-28798) on Form 20-F filed on September 20,
1996).
4.2
Circular to shareholders dated August 7, 2003, relating to the merger with
ARMgold.
4.3
Agreement between Harmony, Randfontein Estates Limited and AngloGold Limited
dated January 31, 2001 (incorporated by reference to Harmony's Registration
Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001). 4.4 AB
Facilities Agreement, C Facilities Agreement and Common Terms Agreement
relating to AB Facilities and C Facility, each among Harmony, Chase Manhattan
International Limited, ABSA Bank Limited, J.P. Morgan plc, Citibank, N.A., ANZ
Investment Bank and BoE Bank Limited, dated March 22, 2001 (see Exhibit 2.9).
4.4
AB Facilities Agreement, C Facilities Agreement and Common Terms Agreement
relating to AB Facilities and C Facility, each among Harmony, Chase Manhattan
International Limited, ABSA Bank Limited, J.P. Morgan plc, Citibank, N.A., ANZ
Investment Bank and BoE Bank Limited, dated March 22, 2001 (see Exhibit 2.9).
4.5
Agreement between Harmony and Komanani Mining (Proprietary) Limited and
Industrial Development Corporation of South Africa, Limited dated April 3, 2001
(incorporated by reference to Harmony's Registration Statement (file no. 333-
13516) on Form F-3 filed on June 21, 2001).
4.6
Agreement between Harmony, Randfontein Estates Limited and Open Solutions
(Proprietary) Limited, dated April 24, 2001 (incorporated by reference to Harmony's
Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).
4.7
Form of Harmony's senior unsecured 13% bonds due June 14, 2006 (see
Exhibit 2.8).
4.8
Agreement between Harmony and Simane Investments (Proprietary) Limited and
Industrial Development Corporation of South Africa, Limited dated September 7,
2001 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).
4.9
Share and Option Subscription Agreement between Bendigo Mining N.L.
and Harmony, dated October 22, 2001 (incorporated by reference to Harmony's annual report on 20-F for the fiscal year ended June 30, 2002 filed on
December 23, 2002).
4.10      Notice to Shareholders relating to amendments to the Harmony Share Option
Scheme approved on November 16, 2001. (incorporated by reference to
Harmony's annual report on 20-F for the fiscal year ended June 30, 2002 filed on
December 23, 2002).

4.11       Sale of Business Agreement between AngloGold Limited, Clidet No. 383
(Proprietary) Limited, Harmony and ARM Gold, dated December 24, 2001
(incorporated by reference to Harmony's annual report on 20-F for the fiscal year ended June 30, 2002 filed on December 23, 2002)
4.12       Joint Venture Agreement between ARMGold, Harmony and Clidet 383 (Proprietary)
Limited, dated April 5, 2002. (incorporated by reference to Harmony's annual report on 20-F for the fiscal year ended June 30, 2002 file on December 23, 2002)
4.13       Loan Note Facility Agreement among Harmony Gold W.A. Pty Limited,Harmony,
Randfontein, Evander, Kalgold and Lydex, Australia and New Zealand Banking
Group Limited, Societe Generale, N.M. Rothschild & Sons Limited, ABSA Asia
Limited, RMB International (Dublin) Limited, Standard Finance (Isle of Man)
Limited, Citibank, N.A. and Citibank International plc, dated February 28, 2002
(see Exhibit 2.9).
4.14      Merger agreement entered into between Harmony and ARMgold on July 22, 2003.
4.15      Doornkop Sale Agreement and Addenda between Africa Vanguard and
Randfontein Estates Limited dated January, 21 2003).
4.16       Doornkop Joint Venture Agreement and Addenda entered into between Africa
Vanguard and Randfontein estates Limited dated January, 21 2003.
8.1 Significant subsidiaries of Harmony Gold Mining Company Limited.

REPORT OF THE INDEPENDENT ACCOUNTANTS
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
We have audited the accompanying consolidated balance sheets of Harmony Gold Mining Company Limited and its subsidiaries as of
June 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2003 and 2002, and the results of their operations, their cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 2003, in conformity with generally accepted accounting principles in the United States.
As discussed in note 2(o), note 2(v) and note 2(k) to the consolidated financial statements, the Company changed its method of accounting for environmental obligations during the 2003 fiscal year, its method of accounting for stock-based compensation during the 2002 fiscal year and its method of accounting for derivative financial instruments during the 2001 fiscal year, respectively.
/S/ PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
Johannesburg, Republic of South Africa
December 12, 2003
F 1

Harmony Gold Mining Company Limited
Consolidated Income Statements
For the years ended June 30
2003
2002
2001
$'000
$'000
$'000
REVENUES
Product sales
781,792
675,287               590,634
Interest and dividends
22,265
12,403                   5,890
Other income -- net
(21,112)
9,150                10,696
782,945
696,840               607,220
COSTS AND EXPENSES
Production costs
598,349
469,398               504,907
Deferred stripping costs
1,397                     (486)
(2,697)
Depreciation and amortization
60,931
30,183                 31,417
Employment termination costs
5,098
8,775                 4,729
(Reversal of provision)/provision for rehabilitation costs
(352)
15,192                 (6,817)
Corporate expenditure
7,941
7,641                 2,616
Exploration expenditure
10,980
7,065                 3,505
Marketing and new business expenditure
7,839
8,741                  4,971
Gain on financial instruments
(43,154)
(8,939)             (7,640)
(Profit)/loss on sale of other assets and listed investments
(59,243)
(4,524)
1,393
Stock-based compensation
1,761
9,434                          -
Equity income of joint venture
(52,843)
(13,176)
-
Equity loss of associated companies
1,233
473                         -
Impairment of assets
117,594
44,284                 28,266
Interest paid
27,396
19,077                 15,007
Provision/(reversal of provision) for former employees' post retirement benefits
503
43                 (2,241)
685,430
593,181               577,416
INCOME BEFORE TAX
97,515
103,659                 29,804
INCOME AND MINING TAX EXPENSE
(25,255)
(14,368)
(14,625)
INCOME BEFORE MINORITY INTERESTS
72,260
89,291                 15,179
MINORITY INTERESTS
(468)
(1,575)
(349)
INCOME -- BEFORE CUMULATIVE EFFECT OF
CHANGES IN ACCOUNTING PRINCIPLES
71,792
87,716                 14,830
Cumulative effect of changes in accounting principles, net of tax
14,770 -
(5,822)
NET INCOME
86,562
87,716                   9,008
BASIC EARNINGS PER SHARE (CENTS) -- BEFORE
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING
PRINCIPLES
40.3
57.1                  14.5
FULLY DILUTED EARNINGS PER SHARE (CENTS) --
BEFORE CUMULATIVE EFFECT OF CHANGES IN
ACCOUNTING PRINCIPLES
39.3
53.1                   14.1
BASIC EARNINGS PER SHARE (CENTS)
48,6
57.1                    8.8
FULLY DILUTED EARNINGS PER SHARE (CENTS)
47.4
53.1                    8.5
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
THE COMPUTATION OF BASIC EARNINGS PER SHARE
177,954,245         153,509,862
102,156,205
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
THE COMPUTATION OF FULLY DILUTED
EARNINGS PER SHARE
182,721,629         165,217,088
105,504,328
DIVIDEND PER SHARE (CENTS)
56.5
6.6                    15.8
See notes to the consolidated financial statements
F 2

Harmony Gold Mining Company Limited
Consolidated Statements of Comprehensive Income
For the years ended June 30
2003
2002
2001
$'000
$'000
$'000
Income -- before cumulative effect of changes in
accounting principles
71,792
87,716                 14,830
Cumulative effect of changes in accounting principles,
net of tax
14,770
-              (5,822)
Net income
86,562
9,008
87,716
Other comprehensive income/(loss)
Mark-to-market of listed and other investments
(60,710)
48,909                 13,664
Mark-to-market of cash flow hedging instruments
(5,088)
6,189                 (1,047)
Foreign currency translation adjustment
250,142
(122,153)
(71,259)
Other comprehensive income/(loss)
184,344
(67,055)
(58,642)
Comprehensive income/(loss)
270,906
20,661                 (49,634)
F 3
See notes to the consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Balance Sheets
At June 30
2003
2002
$'000
$'000
ASSETS
CURRENT ASSETS
Cash and cash equivalents
189,040
90,223
Receivables
70,934
67,020
Inventories
75,284
42,377
Materials contained in heap leach pads
491                    -
Total current assets
335,749
199,620
PROPERTY, PLANT AND EQUIPMENT
Cost
1,413,258
1,274,083
Accumulated depreciation and amortization
(606,459)
(461,330)
Net property, plant and equipment
806,799
812,753
OTHER ASSETS
17,792
14,056
INTANGIBLE ASSETS
314,793
-
INVESTMENTS
71,391
123,343
INVESTMENTS IN ASSOCIATES
63,782
42,791
INVESTMENT IN JOINT VENTURES
272,754
102,578
TOTAL ASSETS
1,883,060
1,295,141
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities
155,694
116,704
Income and mining taxes
17,141
21,535
Shareholders for dividends
1,055
438
Total current liabilities
173,890
138,677
LONG-TERM LOANS
301,572
152,461
DEFERRED INCOME AND MINING TAXES
209,628
99,789
DEFERRED FINANCIAL LIABILITY
37,228
87,226
PROVISION FOR ENVIRONMENTAL REHABILITATION
62,977
63,125
PROVISION FOR POST RETIREMENT BENEFITS
1,017
737
MINORITY INTEREST
18,408
-
SHAREHOLDERS' EQUITY
Share capital - 250,000,000 (2002: 250,000,000) authorized
ordinary shares of 50 South African cents each. Shares
issued 185,536,615 (2002: 169,929,849)
15,712
14,852
Additional paid-in capital
971,512
814,492
Retained earnings
194,437
206,544
Deferred stock-based compensation
(11,556)
(6,652)
Accumulated other comprehensive loss
(91,765)
(276,109)
Total shareholders' equity
1,078,340
753,126
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
1,883,060
1,295,141
See notes to the consolidated financial statements
F 4

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders' Equity
For the years ended June 30, 2003
Accumulated
Deferred
Additional
other comp-
stock
Number of
Number of
Share
paid-in
Warrants
Retained
rehensive
based
ordinary
warrants
capital
capital
issued
earnings
loss compensation
Total
shares issued
issued
$'000
$'000
$'000
$'000
$'000
$'000
$'000
BALANCE - JUNE 30, 2000
97,310,435
7,579,900           10,901
415,501         15,094
139,227
(150,412)
-
430,311
Net income
-                     -                     -                    -                   -
9,008                    -                   -
9,008
Dividends declared
-                     -                     -                    -                   -
(18,983)
-                   -
(18,983)
Issue of shares
- Public offerings
31,784,200                    -
1,971
164,664                    -                  -                    -                   -
166,635
- IDC / Simane offering
10,736,682                    -
668
47,407                    -                  -                    -                   -
48,075
- Private offering - Jipangu
568,774                     -
35
2,794                    -                  -                     -                   -
2,829
- Employee share options
4,835,700                     -
176
7,913                    -                  -                     -                   -
8,089
Share issue expenses
-                      -                 -
(13,423)
-                   -                     -                   -
(13,423)
Issue of warrants
-
9,027,500                  -                     -                   -                   -                     -                   -                     -
Mark-to-market of listed
and other investments
-                     -                  -                     -                     -                  -
13,664                    -
13,664
Mark-to-market of hedging
instruments
-                     -                  -                     -                     -                  -
(1,047)
-
(1,047)
Foreign exchange translation
adjustment
-                     -                  -                     -                     -                   -
(71,259)
-
(71,259)
BALANCE - JUNE 30, 2001
145,235,791
16,607,400         13,751         624,856           15,094       129,252         (209,054)
-         573,899
Net income
-                     -                  -                     -                     -
87,716                     -                  -
87,716
Dividends declared
-                     -                  -                     -                     -
(10,424)
-                   -
(10,424)
Issue of shares
- Simane offering
222,300                   -
13
954                     -                  -                     -                     -
967
- International private placement
8,500,000                   -
409
109,523                    -                  -                     -                     -
109,932
Exercise of employee share options
3,998,800               -
161
9,009                     -                 -                     -                     -
9,170
Conversion of preference shares
10,958,904               -
469
38,917                     -                 -                     -                     -
39,386
Share issue expenses
-                      -                  -
(4,102)
  -                 -                     -                     -
(4,102)
Conversion of warrants
1,014,054
(1,014,054)
49
4,154                     -                 -                     -                     -
4,203
Expiration of listed warrants
(7,579,900)
15,094
(15,094)
-                     -                     -                     -
Deferred stock-based
compensation
-                     -                 -
8,724                     -                 -                     -
(8,724)
-
Amortization of deferred
stock-based compensation
-                     -                 -                     -
                    -                 -                     -
2,072
2,072
Stock-based compensation
-                     -                 -
7,362                     -                 -                     -                     -
7,362
Mark-to-market of listed
and other investments
-                     -                 -                     -                      -                 -
48,909                     -
48,909
Mark-to-market of cash flow
hedging instruments
-                     -                 -                     -                      -                 -
6,189                     -
6,189
Foreign exchange
translation adjustment
-                     -                 -                     -                     -                   -
(122,153)
-
(122,153)
BALANCE - JUNE 30, 2002
169,929,849
8,013,446         14,852         814,491
-         206,544         (276,109)
(6,652)
753,126
Net income
-                     -                    -                    -                  -
86,562
-                     -
86,562
Dividends declared
-                     -                     -                   -                 -
(98,669)
-                     -
(98,669)
Issue of shares
- Public offerings
8,000,000                 -
468
123,785                 -                     -                     -                     -
124,253
- Correction of Randfontein offer
114,750                  -                    7
479                  -                     -                     -                     -
486
Exercise of employee share options
1,846,600                 -
93
6,623                  -                     -                     -                     -
6,716
Share issue expenses
-                     -                   -
(5,318)
-                     -                     -                     -
(5,318)
Conversion of warrants
5,645,416
(5,645,416)
292
24,856                 -                     -                     -                     -
25,148
Deferred stock-based compensation
-                     -                    -
8,890                 -                     -                     -
(8,890)
-
Amortization of deferred
stock-based compensation
-                     -                    -                   -
                -                     -                     -
3,986
3,986
Stock-based compensation
-                     -                    -
(2,294)
-                     -                     -                     -
(2,294)
Mark-to-market of listed
and other investments
-                     -                   -                    -                 -                     -
(60,710)
-
(60,710)
Mark-to-market of cash flow
hedging instruments
-                     -                    -                    -                 -                    -
(5,088)
-
(5,088)
Foreign exchange
translation adjustment
-                     -                    -                     -                -                     -
250,142
-
250,142
BALANCE - JUNE 30, 2003
185,536,615
2,368,030          15,712         971,512
-        194,437          (91,765)
(11,556)
1,078,340
See notes to the consolidated financial statements
F 5

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders' Equity
For the years ended June 30, 2003
The following is a reconciliation of the components of accumulated other comprehensive loss for the periods presented:
Mark-to
Accum-
Mark-to
market of
Foreign
ulated
market of
listed and
currency
other
cash flow hedging
other
translation        comprehen-
instuments
investments         adjustments
sive
loss
$'000
$'000
$'000
$'000
BALANCE - JUNE 30, 2000
-                 (2,802)
(147,610)
(150,412)
Mark-to-market of listed and other investments
-                  9,908
-
9,908
Mark-to-market of cash flow hedging instruments
(1,047)
-                            -
(1,047)
Reversal of mark-to-market due to sale of listed investments
-                   3,756
-
3,756
Foreign currency translation adjustment
-                         -
(71,259)
(71,259)
BALANCE - JUNE 30, 2001
(1,047)
10,862             (218,869)
(209,054)
Mark-to-market of cash flow hedging instruments
6,189                           -                          -
6,189
Mark-to-market of Aurion Gold Limited shares
-                 48,909
-
48,909
Foreign currency translation adjustment
-                          -
(122,153)
(122,153)
BALANCE - JUNE 30, 2002
5,142                  59,771
(341,022)
(276,109)
Mark-to-market of cash flow hedging instruments
(5,088)
-                          -
(5,088)
Mark-to-market of listed investments
-
(60,710)                    -
(60,710)
Foreign currency translation adjustment
-                         -
250,142             250,142
BALANCE - JUNE 30, 2003
54                     (939)
(90,880)
(91,765)
See notes to the consolidated financial statements
F 6

Harmony Gold Mining Company Limited
Consolidated Statements of Cash Flows
For the years ended June 30
2003
2002
2001
$'000
$'000
$'000
CASH FLOW FROM OPERATIONS
Sources of cash
Cash received from customers
781,792
675,287             590,634
Interest and dividends received
22,265
12,403                 5,890
Cash provided by operating activities
804,057
687,690             596,524
Uses of cash
Cash paid to suppliers and employees
577,721
498,104             531,182
Interest paid
27,396
19,077               15,007
Income and mining taxes paid
43,514
8,590                3,998
Cash used in operating activities
648,631
525,771             550,187
NET CASH PROVIDED BY OPERATIONS
155,426
161,919               46,337
CASH FLOW FROM INVESTING ACTIVITIES
Net increase in amounts invested in environmental trusts
(3,733)
(5,547)
(781)
Restricted cash
-                         -
6,505
Cash held by subsidiaries on acquisition
10,770                 14,485
-
Cash paid for New Hampton Mines
-                         -
(28,532)
Cash paid for Elandskraal Mines
-               (18,453)
(130,909)
Cash paid for joint venture investment and loan
Repaid by/(advanced to) the FreeGold Company
21,768                 (84,586)
-
Cash paid for Hill 50 Mines
-             (124,774)
-
Cash paid for Abelle Mines
(105,433)
-                           -
Investment in Bendigo NL
-                 (22,814)
-
Investment in Highland Gold
(7,635)
(18,104)
-
Investment in Avmin
(115,442)
-                            -
Investment in HighRiver
(14,514)
-
-
Loan repaid by minority interest party
-                    7,951
-
Proceeds on disposal of listed investments
89,618                  16,115                 13,772
Increase in other non-current investments
(9,352)
(20,749)
(8,394)
Proceeds on disposal of mining assets
3,055
3,212                 11,540
Additions to property, plant and equipment
(101,908)
(58,967)
(49,840)
NET CASH UTILIZED IN INVESTING ACTIVITIES
(232,806)
(312,230)
(186,639)
CASH FLOWS FROM FINANCING ACTIVITIES
Long-term borrowings raised net
102,478                 29,472                  61,479
Preference shares issued
-                         -
681
Ordinary shares issued - net of expenses
151,285
159,556                 178,535
Dividends paid
(98,632)
(22,571)
(15,706)
NET CASH GENERATED BY FINANCING ACTIVITIES
155,131
166,456                224,989
EFFECTS OF EXCHANGE RATES ON CASH
AND CASH EQUIVALENTS
21,066
(70,018)
(18,533)
NET INCREASE/(DECREASE) IN CASH
AND CASH EQUIVALENTS
98,817
(53,873)
66,154
CASH AND CASH EQUIVALENTS - JULY 1
90,223
144,096                  77,942
CASH AND CASH EQUIVALENTS - JUNE 30
189,040
90,223                 144,096
See notes to the consolidated financial statements
F 7

1
NATURE OF OPERATIONS
Harmony Gold Mining Company Limited (the "Company") or (the "Group") is engaged in gold mining and related activities, including exploration, extraction, processing and refining. Gold bullion, the Company's principal product, is currently produced at its operations in South Africa and Australia and sold in South Africa (primarily to the Rand Refinery) and internationally.
2
ACCOUNTING POLICIES
(a)    USE OF ESTIMATES: The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The following are accounting policies used by the Company which, except as noted in 2(k), 2(o) and 2(v), have been consistently applied:
(b)   CONSOLIDATION:
(i)
Consolidated entities: The Group's consolidated financial statements include the financial statements of the
Company, its subsidiaries, and its investments in joint ventures and associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking.
The results of any subsidiary acquired or disposed of during the year are consolidated from the effective date of acquisition and up to the effective date of disposal. Following adoption of FAS 141 by the Group on July 1, 2001, all acquisitions by the Group subsequent to that date have been accounted for as purchases.
Any excess between the purchase price and the fair value of the identifiable net assets of subsidiaries, joint ventures and associates at the date of acquisition is capitalized as goodwill.
Intercompany profits, transactions and balances have been eliminated.
(ii)
Investments in associates: An associate is an entity, other than a subsidiary, in which the Group has a material long-
term interest and in respect of which the Group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity.
Investments in associates are accounted for by using the equity method of accounting based on the most recent audited financial statements. Equity accounting involves recognizing in the income statement the Group's share of the associates' profit or loss for the period. The Group's interest in the associate is carried in the balance sheet at an amount that reflects the cost of the investment, the Group's share of post acquisition earnings and other movement in reserves. The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written off in the period in which such permanent impairment is identified.
(iii)
Investment in joint ventures: A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the Group and one or more venturers under a contractual arrangement. The Group's interest in jointly controlled entities is accounted for under the equity method as described in note 2(b)(ii) above.
(iv)
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in intangible assets. Goodwill on acquisition of associates and joint ventures are included in the carrying value of investments in associates and joint ventures.
Goodwill is not subject to amortization, but an annual assessment for impairment or circumstances, change which indicate that a possible impairment could exist.
At each balance sheet an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable.
A write down is made if the carrying amount exceeds the recoverable amount.
The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.
(c)    FOREIGN CURRENCIES:
(i)
Foreign entities: For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year-end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders' equity, until the foreign entity is sold or disposed of when the translation differences are recognized in the income statement as part of the gain or loss on sale.
Fair value adjustments arising from the acquisition of the foreign entities are translated at the closing rate.
(ii)
Foreign currency transactions: Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate. These transactions are included in the determination of other income-net.
F 8
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(iii)
Functional currency: The functional currency of the Group is the South African Rand and Australian operations is the
Australian dollar. The Group's consolidated financial statements are prepared in South African Rand and the translation differences arising as a result of converting to US dollars using the current exchange rate method are included as a separate component of shareholders' equity.
(d)    FINANCIAL INSTRUMENTS are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy. Financial instruments carried on the balance sheet include cash and cash equivalents, money market instruments, investments, receivables, accounts payable, long term loans, interest free loans, forward sales contracts, option contracts, interest rate swaps and gold leases.
(e)    CASH AND CASH EQUIVALENTS are defined as cash on hand, deposits held at call with banks and short term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.
(f)
NON-CURRENT INVESTMENTS comprise of the following:
(i)
Listed investments: Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at fair value. These investments are classified as available-for-sale investments. Changes in the carrying amount of available-for-sale investments, are excluded from earnings and included as a separate component of shareholders' equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders' equity, are transferred to the income statement and included in the determination of the gain/(loss) on disposal of available-for-sale securities. Unrealized losses are recognized in the determination of net income/(loss) when it is determined that a significant, other than temporary, decline in the value of the investment, has occurred.
(ii)
Unlisted investments are reflected at cost. If the directors are of the opinion that there has been a permanent diminution in the value of these investments they are written down, with the write down recognized as an expense in the period in which the diminution is determined to have taken place.
(g)    INVENTORIES: Inventories are valued at the lower of cost and net realizable value. The Company's inventories comprise of consumables stores, gold-in-process and ore stockpiles and are accounted for as follows:
Consumable stores: Consumable stores are valued at average cost, after appropriate provision for redundant or slow moving items.
Gold-in-process: Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process.
Gold bullion: Gold bullion inventories represent saleable gold ore or gold bullion and are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus refining costs.
Stockpiles: Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.
Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys.
Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to mining operations. Value is added to a stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.
(h)    MATERIALS CONTAINED IN HEAP LEACH PADS: The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a leach plant where the gold in solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.
The engineering estimates of recoverable gold on the heap leach pads are calculated from quantities of ore placed on the pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and the ore type). In general, the leach pad production cycles project recoveries of approximately 50% to 70% of the placed recoverable ounces during the leaching process, declining at the end of the leaching process.
Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time. The ultimate recovery of gold from the pad will not be known until the leaching process is terminated.
F 9
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The current portion of leach pad inventories is determined based on engineering estimates of the quantities of gold at the balance sheet date that are expected to be recovered during the next twelve months.
(i)
RECEIVABLES: Accounts receivable are stated at the gross invoice value adjusted for payments received and an allowance for doubtful debt, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.
(j)
ACCOUNTS PAYABLE are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.
(k)   HEDGING: Statement of Financial Accounting Standards 133 ("FAS 133"), Accounting for Derivative instruments and Hedging
Activities as amended by FAS 138 and other interpretations was adopted by the Company with effect from July 1, 2000.
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
On the date a derivative contract is entered into, the Group designates it for accounting purposes as either:
a) a hedge of the fair value of a recognized asset or liability (fair value hedge);
b) a hedge of a forecasted transaction (cash flow hedge);
c) a hedge of a net investment in a foreign entity;
d) a derivative to be marked to market; or
e) exempt from FAS 133, due to qualifying for the normal purchase, normal sales exemption.
Certain derivative transactions, however while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting. The Group does not currently hold or issue derivative financial instruments for trading or speculative purposes.
Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in the income statement, along with the change in fair value of the hedged asset or liability that is attributable to the hedged risk.
Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly as a separate component of shareholders' equity. Amounts deferred as a component of shareholders'
equity are included in the income statement in the same periods during which the hedged firm commitment or forecasted transaction affects net profit or loss.
Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges.
Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption under FAS 133 are deferred until settlement, under these contracts the group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.
Changes in the fair value of derivatives which are not designated as hedges, and do not qualify for hedge accounting are recognized in the income statement.
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
With the adoption of FAS 133, none of the Company's derivatives at that date qualified for hedge accounting as they did not meet the new hedging requirements of FAS 133 and were thus marked to market, resulting in a cumulative effect of change in accounting principles adjustment of $5.8 million, net of tax. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.
(l)
EXPLORATION COSTS are expensed as incurred prior to the completion of a final feasibility study to establish proven and probable reserves.
F 10
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(m) PROPERTY, PLANT AND EQUIPMENT
(i)
Mining assets including mine development costs and mine plant facilities are recorded at cost.
Once an economically feasible orebody with proven and probable reserves has been established, expenditure incurred to further develop the ore body and to establish or expand productive capacity, is capitalized until commercial levels of production are achieved, at which time the costs are amortized as set out below. Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalized until the reef horizons are intersected and commercial levels of production can be obtained on a sustainable basis. Mine development costs in the ordinary course to maintain production are expensed as incurred.
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
(iii)
Non-mining fixed assets: Land is shown at cost and not depreciated. Buildings and other non-mining fixed assets are shown at cost less accumulated depreciation.
(iv)
Mineral and surface rights for parcels of land owned by the Company are recorded at cost of acquisition. When there is little likelihood of mineral rights being exploited, or the value of the mineral rights have diminished below cost, a write-down is effected against income during the period that such a determination is made.
(v)
Deferred stripping costs: The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates.
The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.
(vi)
Depreciation and amortization of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production (UOP) method based on estimated proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortization related to development projects is first recognized from the date on which the development project reaches commercial production quantities. Other non-mining fixed assets are depreciated by straight line over estimated useful lives of two to five years.
(vii)
Impairment: The recoverability of the carrying value of the long term assets of the Group, which include development costs, are compared to the net book value of the assets, annually or whenever events or changes in circumstances indicate that the net book value may not be recoverable. To determine whether a long-term asset may be impaired, the estimate of future undiscounted cash flows, calculated on an area of interest basis, is compared to its carrying value.
An area of interest is defined by Company as its lowest identifiable levels of cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual mine shafts are written off when a shaft is closed.
Management used the following estimates and assumptions when reviewing the long-lived assets for impairments as at June 30, 2003, 2002 and 2001 respectively:
June 30, 2003:
- A gold price of $350 per ounce at an exchange rate of R8.26 to the $1.00.
- The extraction of proven and probable reserves as per the approved mine plan.
- Working costs and capital expenditures as per the approved mine plan.
June 30, 2002:
- A gold price of $295 per ounce at an exchange rate of R10.02 to the $1.00.
- The extraction of proven and probable reserves as per the approved mine plan.
- Working costs and capital expenditures as per the approved mine plan.
June 30, 2001:
- A gold price of $262 per ounce at an exchange rate of R8.00 to the $1.00.
- The extraction of proven and probable reserves as per the approved mine plan.
- Working costs and capital expenditures as per the approved mine plan.
If an impairment exists on this basis the reductions in the carrying value of the long-lived asset are recorded to the extent the remaining investment exceeds the estimate of future discounted cash flows calculated on an area of interest basis. The expected future discounted cash flows from the use of a long lived asset is determined by applying a discount rate to the anticipated pre tax future cashflows. The discount rate used is commensurate with the risks involved and was determined with reference to the Group's weighted average cost of capital as determined by the capital asset pricing model. The revised carrying amounts are amortized in line with Group accounting policies.
The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price and exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.
F 11
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(n)    INTANGIBLE ASSETS: Intangible assets include acquired mineral use rights in production, development and exploration stage properties and goodwill. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination.
(i)
Mineral Interests: Intangible assets related to mineral interests represent mineral use rights for parcels of land not owned by the Company. The Company's intangible assets represent mineral use rights related to production, development or exploration stage properties, and the value of such intangible assets is primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in such properties.
Production stage mineral interests represent interests in operating properties that contain proven and probable reserves.
Development stage mineral interests represent interests in properties under development that contain proven and probable reserves.
Exploration stage mineral interests represent interests in properties that are believed to potentially contain:
- other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves;
- around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure;
- other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or
- greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above.
The Company's mineral use rights generally are enforceable regardless of whether proven and probable reserves have been established. In certain limited situations, the nature of a use right changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.
(ii)
Amortization: Intangible assets associated with production stage mineral interests are amortized over the life of mine using the UOP method in order to match the amortization with the expected underlying future cash flows. Intangible assets associated with development stage mineral interests are not amortized until such time as the underlying property is converted to the production stage. With respect to intangible assets associated with exploration stage mineral interests, the excess of the carrying value over the residual value of intangible assets related to other mineralized material, around-mine exploration, greenfields exploration potential and other mine-related exploration potential is amortized on a straight-line basis over the period that the Company expects to convert, develop or further explore the underlying properties.
Residual values for exploration stage mineral interests represent the expected fair value of the interests at the time the
Company plans to convert, develop, further explore or dispose of the interests. The residual values range from 60% to
100% of the gross carrying value of the respective exploration stage mineral interests. Residual values were determined collectively for the exploration stage mineral interest, and the nature of, and the Company's relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property.
Such values are based on recent transactions involving similar properties for those properties characterized as other mine-related exploration potential and greenfields exploration potential. Based on its knowledge of the secondary market that exists for the purchase and sale of mineral properties, the Company believes that this method results in a residual value that is representative of the amount that the Company could expect to receive if the property were sold to a third party. When an exploration stage mineral interest is converted to a development or production stage mineral interest, the residual value is reduced to zero for purposes of calculating UOP amortization. The expected useful lives and residual values used in amortization calculations are determined based on the facts and circumstances associated with each individual mineral interest. The useful lives used to amortize production stage mineral interests range from 1 to 8 years, and the useful lives used to amortize exploration stage mineral interests range from 3 to 5 years. The
Company evaluates the remaining amortization period for each individual mineral interest on an annual basis.
Residual values are evaluated on at least an annual basis. Any changes in estimates of useful lives and residual values are accounted for prospectively from the date of the change in accordance with Accounting Principles Board
("APB") Opinion No. 20 "Accounting Changes."
(o)   ENVIRONMENTAL OBLIGATIONS: Statement of Financial Accounting Standards 143 ("FAS 143"), Accounting for Asset
Retirement Obligations was adopted by the Company with effect from July 1, 2002.
Previously the Company accounted for rehabilitation costs and related accrued liabilities, which were based on the
Company's interpretation of current environmental and regulatory requirements, by accruing and expensing these costs over the operating lives of the individual operating mines, principally by the UOP method based on estimated above infrastructure proven and probable reserves. Based upon current environmental regulations and known rehabilitation requirements, management had included its best estimate of these obligations, on an undiscounted basis, in its rehabilitation accrual.
Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incured.
F 12
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

FAS 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under FAS 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset.
Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded. The adoption of FAS 143 resulted in the Company recording an increase in property, plant and equipment, net of
$5.6 million; a decrease in provision for environmental rehabilitation of $13.5 million; an increase in deferred tax liabilities of
$4.3 million and a $14.8 million credit cumulative effect of a change in accounting principle, net of tax.
Following the adoption of FAS 143, the total amount of recognized liabilities for asset retirement obligations was $44.6 million. These liabilities mainly relate to the obligations at the Company's active mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern the Company's operations.
(p)   ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group's trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the
Group's South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.
(q)   PROVISIONS are recognized when information is available prior to the issuance of financial statements which indicates that it is probable that an asset has been impaired or a liability has been incurred as at the date of the financial statements and can be reasonably estimated.
(r)
DEFERRED TAXATION: The Group follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income and mining taxes are recognized for the tax consequences of temporary differences by applying expected future mining tax rates to the differences between the tax base of certain assets or liabilities and their balance sheet carrying amount. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change in tax rate occurs.
The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, deferred financial liability and unredeemed capital expenditure. A valuation allowance is recorded to reduce the carrying value of deferred tax assets unless it is more likely than not that such assets will be realized.
(s)   PENSION PLANS AND OTHER EMPLOYEE BENEFITS:
(i)
Pension plans are funded through annual contributions. The Group's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The Group's liability is limited to its annually determined contributions.
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
(t)
REVENUE RECOGNITION:
(i)
Revenue arising from gold sales is recognized when the risks and rewards of ownership and title have passed to the buyer under the terms of the applicable agreement and the pricing is determinable. Sales revenue excludes value-
added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts.
(ii)
Interest income: Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.
(iii)
Dividend income is recognized when the shareholders' right to receive payment is established, recognized at the last date of registration.
(u)   DIVIDENDS DECLARED: Dividends proposed and the related transactions thereon are recognized when declared by the the Board of directors. Dividends paid therefor relate to those declared in the current fiscal year. Dividends are payable in
South African Rands.
Dividends declared which are payable to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.
(v)   STOCK-BASED COMPENSATION: Effective July 1, 2001, the Company adopted Statement of Financial Accounting
F 13
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") for all stock option grants subsequent to that date.
Accordingly the Company fair values all stock options granted subsequent to July 1, 2001, at the date of the option grant. The total fair value of the options granted is recorded as deferred stock-based compensation as a seperate component of shareholders' equity with a corresponding amount recorded as additional paid-in capital. The deferred stock-based compensation is amortized as stock-based compensation expense in the income statement over the vesting period of the respective option grant. Prior to July 1, 2001, the Company applied Accounting Principles Board Opinion No. 25, Accounting
for Stock Issued to Employees ("APB 25") and its related interpretations in accounting for its employee stock option plan. See note 25 for a summary of the pro forma effects on reported net income and earnings per share for fiscal 2003, 2002 and 2001 based on the fair value of options granted prior to July 1, 2001, as prescribed by FAS 123 and FAS 148 "Accounting for stock-
based compensation transition and disclosure".
(w) EARNINGS PER SHARE: Earnings per share is based on net income divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.
(x) COMPARATIVES: Where necessary comparative figures have been adjusted to conform with changes in presentation in the current fiscal year.
(y) RECENT ACCOUNTING PRONOUNCEMENTS:
In April 2003 the FASB issued Statement No. 149 ("FAS 149"), "Amendment of FAS No. 133 on Derivative Instruments and
Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS 133, (2)
clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect
Guarantees of Indebtedness of Others" ("FIN 45") and (4) amends certain other existing pronouncements.
FAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.
The provisions of FAS 149 that relate to FAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. FAS 149 should be applied prospectively.
The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.
In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150 ("FAS 150"), "Accounting for Certain
Financial Instruments with Characteristics of both Liabilities and Equity". FAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.
FAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:
(i)
Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
(ii)
Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets.
(iii)
Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.
FAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.
In addition to its requirements for the classification and measurement of financial instruments within its scope, FAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.
FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.
The Company does not believe that the adoption of this Statement will have a material impact on its results of operations and financial position.
In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for
Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and
107 and Rescission of Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in it interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently
F 14
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others",
which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end.
The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the disclosure requirements during the year ended June 30, 2003.
The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 the effective date of Interpretation 34. The Company is currently evaluating the impact of recognizing the fair values of certain guarantees it has issued, however it is not expected that the adoption of this Interpretation will have a material impact on its results of operations and financial position.
In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities an Interpretation of
ARB No. 51", ("FIN 46"). This interpretation of Accounting Research Bulletin No.51, "Consolidated Financial Statements",
addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:
(i)
The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity.
(ii)
The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
a. The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.
b. The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.
c. The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.
This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before
February 1, 2003. On October 10, 2003, the FASB issued FASB Staff Position 46-6, which defers the effective date for applying the provisions of FIN 46 to interim or annual periods ending after December 15, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period.
This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated.
The Company will apply this Interpretation to the Africa Vanguard Resources (Proprietary) Limited transaction (Refer to note
30(c) for more information regarding this transaction) entered into on August 14, 2003. The Company has been determined to be the primary beneficary in two variable interest entities, Africa Vanguard and the Doornkop Joint Venture, and
accordingly will consolidate the results of operations and financial position of these variable interest entities.
3
ACQUISITION AND DISPOSAL OF BUSINESSES
(a)    Acquisition of AurionGold Limited ("AurionGold") (formerly Goldfields Limited (Australia) ("Goldfields"))
On February 4, 2000, the Company purchased a 19.95% equity interest in Goldfields for a cash consideration of R143 million (A$41 million). Due to a subsequent share issue by Goldfields, the Company's interest was diluted to 17.3%. On
October 5, 2000, the Company concluded the purchase from Hanson Plc of 10.58 million Goldfields shares financed through the issue for cash of 2,189,700 Harmony ordinary shares for $10.2 million. This transaction resulted in Harmony's interest in
Goldfields increasing to approximately 22.96%. The Goldfields investment was accounted for as an available-for-sale investment as the Company had no board representation or other significant influence over the financial and operating policies of Goldfields.
During September 2001, Goldfields announced that it was to merge with Delta Gold Limited ("Delta") and that shareholders in Delta would receive 187 Goldfields shares for every 200 Delta shares held as part of the merger. The merger was consummated on December 12, 2001, and Goldfields was renamed AurionGold. As a result of the merger, Harmony's interest in AurionGold was diluted to 8.8%.
On July 29, 2002, this investment was disposed of to Placer Dome Asia Pacific Limited for a total consideration of $76 million, which comprised of $8 million in cash and Placer Dome ordinary shares with a value of $68 million. This investment was subsequently disposed of and a total profit of $59 million was realized, with reference to the cost of the original investment in Goldfields.
(b)    Acquisition of New Hampton (Australia)
On December 19, 2000 the Company announced that it had agreed to purchase 19.99% of New Hampton ordinary shares from Normandy Mining, subject to regulatory approval. On the same date, the Company also announced an offer for all the outstanding ordinary share capital of New Hampton for a cash consideration of A$0.265 for each ordinary share. On March
1, 2001, the Company announced a revised offer to the shareholders of New Hampton, increasing its cash offer for each
F 15
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

outstanding ordinary share to A$0.275. The total cash bid valued New Hampton at approximately Rand 229.4 million ($28.5 million). On March 22, 2001, the Company announced that Normandy Mining accepted the Company's offer for Normandy
Mining's remaining 13.2% shareholding in New Hampton, and that the New Hampton board of directors recommended that
New Hampton shareholders accept the Company's offer and indicated their intention to accept Harmony's offer for their individual holdings. As at June 30, 2001, shareholders holding approximately 95.84% of New Hampton's shares had surrendered their shares to the Company in acceptance of the Company's offer and this offer had become unconditional.
For accounting purposes the Company accounted for New Hampton as a subsidiary from April 1, 2001, the date on which it gained control of New Hampton. No minority interests were accounted for from this date until June 30, 2001 as New
Hampton was in a net deficit position. The difference between the purchase price and the historical net book value of the net assets acquired amounted to $12.7 million which has been allocated to undeveloped properties included within property, plant and equipment. On July 1, 2002, following adoption of FAS 142 by the Company, the unamortized balance of undeveloped properties was reclassified as an intangible asset.
(c)    Acquisition of certain assets and liabilities of the Elandsrand and Deelkraal mines ("Elandskraal") from AngloGold
On January 31, 2001, Harmony entered into an agreement to purchase Elandskraal, subject to the fulfillment of certain conditions precedent, for approximately Rand 1 billion ($130.9 million) in cash. Harmony and AngloGold jointly managed Elandskraal between February 1, 2001 and April 1, 2001 and Harmony completed the Purchase on April 9, 2001. The results of Elandskraal have been accounted for in the books of Harmony from April 1, 2001. The difference of the purchase price and the historical net book value of the net assets acquired amounted to $30.7 million, which has been allocated to property, plant and equipment.
(d)
Agreement with Open Solutions (Proprietary) Limited ("Open Solutions")
On April 24, 2001, the Group entered into an agreement with Open Solutions (25% of which is owned by Khuma Bathong
Holdings (Proprietary) Limited), a Black Economic Empowerment (BEE) Company, pursuant to which the parties agreed to associate together in a joint venture related to the business of the Elandskraal, or the Elandskraal Venture. Open Solutions,
an empowerment group, undertook to purchase a 10% participation interest in the Elandskraal Venture for a cash consideration equal to 10% of the historical acquisition costs (including all transaction costs but excluding loan financing costs) of the Elandskraal mine, in an amount estimated to be approximately Rand 113.7 million ($ 14.1 million). No gain or loss was recorded in the financial statements of the Group as a result of this transaction. Randfontein has retained the remaining 90% participation interest in the Elandskraal Venture (but must consult with Open Solutions prior to effecting a sale or disposal of the material portion of the assets of the Elandsrand or Deelkraal mines). Under the agreement, the
Company also undertook to loan the purchase price to Open Solutions at an interest rate equal to the prime rate less 1%, which will be repaid by Open Solutions from the benefits accruing to Open Solutions attributable to its 10% participation interest. As security for the repayment of this loan, Open Solutions ceded and assigned to Randfontein all its right, title and interest in and to its participation interest (other than the right to appoint three representatives) until the loan is repaid in full.
With effect from April 1, 2002, the Company re-acquired the 10% participation interest in the Elandskraal Mine that it had sold to Open Solutions, a subsidiary of Khuma Bathong. This has allowed Khuma Bathong to realize its investment and pursue other opportunities in the South African mining industry. The aggregate consideration paid by the Company to Khuma
Bathong was $19 million. This was netted off against the remaining $8 million due to the Company under the original loan of
April 24, 2001 to Khuma Bathong. This 10% participation interest in Elandskraal had been separately accounted for as a minority interest subsequent to its disposal in fiscal 2001.
(e)    Acquisition of interest in Bendigo Mining NL ("Bendigo")
On September 25, 2001, the Company announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares of Bendigo for a total purchase price of approximately of A$50 million ($22.8 million). On December 13, 2001, shareholders of Bendigo approved this subscription and the Company acquired ordinary shares representing approximately
31.8% of the outstanding share capital of Bendigo. On this date, the Company was also granted options to acquire 360 million additional shares of Bendigo at any time before December 31, 2003 at a price of A$0.30 per share for a maximum consideration of A$108 million. If the Company exercises these options, the Company would own approximately 50.1% of the diluted capital of Bendigo. Bendigo is a single project Australian gold mining development company whose ordinary shares are listed on the Australian Stock Exchange. Bendigo controls the New Bendigo Gold Project in the historic Bendigo goldfields, which includes all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria.
(f)
Acquisition of Hill 50 ("Hill 50")
On December 11, 2001, the Company commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50 for R1 327 million ($110 million). The offer included a cash payment of A$1.35 for each Hill 50 share.
The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50's shares and 98.76% of Hill 50's listed options had accepted the Company's offer and this offer had become unconditional. The Company subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
The Company financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on February 28, 2002, with Citibank, N.A., as lead arranger. Hill 50 is an Australian gold mining company with operations mainly in Western Australia, whose ordinary shares and options were traded on the Australian Stock Exchange, prior to the completion of the acquisition by the Company.
For accounting purposes, the Company equity accounted for Hill 50 during the month of March, as it exercised significant influence over the financial and operating policies of Hill 50 during that period. Between April 2002 and June 2002, the Company acquired the remaining outstanding share capital of Hill 50 and the Company accounted for Hill 50 as a subsidiary from April 1, 2002.
The total bid valued Hill 50 at approximately A$233 million ($124.8 million) and was settled in cash by the Company. The acquisition of Hill 50 was accounted for as a purchase with the difference between the purchase price and the historical book value of the net assets acquired of $182.5 million allocated to undeveloped properties, included in property, plant and
F 16
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

equipment. On July 1, 2002, following adoption of FAS 142 by the Company, the unamortized balance of undeveloped properties was reclassified as an intangible asset. With effect from April 1, 2002, the Company reports the New Hampton and Hill 50 operating results together within an Australian Operations segment.
(g)    Acquisition of certain assets and liabilities of the FreeGold and Joel mines ("FreeGold assets") from AngloGold
On November 21, 2001, the Company and African Rainbow Minerals Gold Limited (ARMgold) reached an agreement in principle with AngloGold to purchase the FreeGold assets, subject to specified conditions. The Company and ARMgold subsequently formed the Harmony/ARMgold FreeGold Joint Venture Company (Pty) Limited ("the FreeGold Company") on
December 11, 2001, to purchase the FreeGold assets. The Company and ARMgold each own 50% of the outstanding share capital of the Free Gold Company. The FreeGold assets are located in the Free State Province of South Africa, approximately 250 kilometers southwest of Johannesburg. The FreeGold Company was capitalized by means of capital contributions and loans in equal amounts from the Company and ARMgold.
Pursuant to the subsequently executed definitive agreements, the FreeGold assets were purchased by the FreeGold
Company for R2,200 million ($207 million), plus an estimated amount of R632 million ($59 million) equal to any liability for taxes payable by AngloGold in connection with the sale. R1,800 million ($169 million) of the total purchase price, plus accrued interest, was paid by the FreeGold Company in April 2002 following fulfillment of all conditions precedent and
R400 million ($38 million) is payable by the FreeGold Company under an interest-free loan on January 1, 2005. The additional amount relating to taxes was payable by the FreeGold Company as and when the tax liability became payable by
AngloGold. The final tax liability amounted to R682 million ($91 million) and was paid by the FreeGold Company during June
2003 and the purchase price was adjusted accordingly to reflect the actual tax payment amount. The FreeGold Company and AngloGold jointly managed the FreeGold assets from January 1, 2002 until the FreeGold Company completed the purchase on April 23, 2002, with the profits and cash flows generated by the FreeGold assets up to that date being for the account of the FreeGold Company. On April 23, 2002, the FreeGold Company assumed sole management control of the
FreeGold assets.
The Company has equity accounted for its interest in the FreeGold Company with effect from May 1, 2002 and the purchase price of the FreeGold assets was determined to be R2,264 million ($212 million). This figure is the sum of the cash payment of R1,800 million ($169 million), the fair value of the interest free loan of R270 million ($25 million) and the tax payable to
AngloGold of R682 million ($91 million), offset by the cash flows generated by the FreeGold assets during the period that the
FreeGold Company and AngloGold jointly managed the FreeGold assets of R488 million ($46 million) as these cash flows were for the account of the FreeGold Company and its shareholders.
(h)    Acquisition of Highland Gold Limited ("Highland Gold")
On May 31, 2002 the Company acquired ordinary shares representing approximately 25% of the outstanding share capital of
Highland Gold for a purchase price of $18.9 million. On June 28, 2002, Highland Gold issued 7.5 million additional shares to the Company for a purchase price of GBP7,500 ($11,925 at an exchange rate of $1.59 per GBP1.00), which increased the
Company's aggregate interest to approximately 32.5% of Highland Gold's outstanding share capital. Highland Gold completed an initial public offering on the Alternative Investment Market of the London Stock Exchange during December 2002. As part of the initial public offering, the Company subscribed for 2,511,947 Highland Gold ordinary shares for a total consideration of
$8 million. Following completion of the Highland Gold initial public offering, the Company's aggregate interest in Highland
Gold's outstanding share capital was 31.7%. Highland Gold is a Jersey based company, which holds various Russian gold assets, including a operating gold mine development projects. (Refer to note 30(d) for note on disposal).
(i)
Acquisition of High River Gold Mines Limited ("High River")
On November 22, 2002, the Company purchased 17,074,861 shares, which approximated to 21.0% of the outstanding share capital of High River for a cash consideration of $14.5 million. High River is a company organized under the laws of Ontario,
Canada, that is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa. This
21% investment was acquired at a discount of approximately 16% ($0.85 cents per share) from the 30 day weighted average share price for the 30 day period prior to the execution of the agreement with Jipangu, a Japanese investment house.
Shares issued by High River subsequent to the Company's investment in High River has diluted the Company's shareholding to approximately 16% of High River's outstanding share capital. (Refer to note 30(e) for note on disposal).
(j)
Acquisition of Abelle Limited ("Abelle")
On February 26, 2003, the Company announced an agreement to subscribe for shares in Abelle, and following the completion of such share subscription, the intention to undertake a public takeover bid of Abelle. The share subscription comprised of 35 million ordinary Abelle shares at a price of A$0.75 per share. The Company also announced its cash takeover bid at A$0.75 per ordinary share and A$0.45 per listed warrant, and that it had entered into an irrevocable pre-bid acceptance agreement with one of Abelle's major shareholders,Guinness Peat Group Plc, to acquire their 19.9%
shareholding in Abelle. Abelle is an Australian mining company whose shares and warrants are traded on The Australian
Stock Exchange. Abelle has gold mining assets in Australia and Papua New Guinea, which include a 50% interest in the
Morobe Project in Papua New Guinea and a 100% interest in both the Wafi project in Papua New Guinea and the Gidgee
Project in Western Australia. With effect from May 1, 2003, the Company had acquired a majority shareholding in Abelle and during the period to June 30, 2003, increased its shareholding such that as at June 30, 2003, the Company had acquired
87% of the issued share capital of Abelle.
The results of Abelle have been accounted for in the books of the Company from May 1, 2003. The total purchase price as at June 30, 2003, amounts to $105.4 million. The excess of the purchase price over the historical book value of the net assets acquired amounted to $164.6 million and has been allocated to intangible assets.
F 17
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(k)    Acquisition of Anglovaal Mining Limited ("Avmin")
The Group has acquired a 17.25% interest in Avmin through its 50% interest in a joint venture with, ARMgold Limited, Clidet
454 (Pty) Ltd. The joint venture company purchased 27,786,362 shares in Avmin from Anglo American Plc for a cash consideration of R1 209 million ($167 million) on May 8, 2003 and a further 11,003,399 shares for a cash consideration of
R478 million ($63 million) on May 14, 2003, giving it a combined interest of 34.5% in the issued share capital of Avmin.
Avmin is listed on the Johannesburg Stock Exchange and has interests in operating gold, manganese, iron, chrome, platinum, and nickel mines in South Africa, as well as cobalt and copper mines in Zambia. (Refer to note 30(g) for additional disclosure).
(l)
Pro-forma information relating to Hill 50 and Abelle
The consolidated income statements reflect the operating results of Hill 50 and Abelle since their respective effective acquisition dates.
The following pro-forma unaudited summarized financial information assumes that the above acquisitions had occurred on
July 1 of each of the fiscal years in which they occurred:
2003
2002
$'000
$'000
Revenues
795,539
747,740
Net income
83,993
78,459
Basic earnings per share - cents
47.2
51.1
Average shares used in the computation
177,954,245
153,509,862
These pro-forma amounts have been prepared for comparative purposes only and they do not purport to be indicative of the results of operations which actually would have resulted had the business combinations been effected on July 1, 2001 and
2002 or of future results of operations of the consolidated entities.
4
PRODUCTION COSTS
2003
2002
2001
$'000
$'000
$'000
Production costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles. These costs, analyzed by nature, consist of the following:
Labor costs, including contractors
314,277
265,497               313,649
Stores and materials
145,434
114,785               119,835
Water and electricity
69,634
53,436                 60,080
Hospital costs
7,153         6,387 4,302
Changes in inventory
(13,265)
(1,659)
(8,915)
Other
75,116
30,952
15,958
598,349
469,398                504,907
5
OTHER INCOME--NET
2003
2002
2001
$'000
$'000
$'000
Profit on sale of property, plant and equipment
2,129
1,965                 10,528
Foreign exchange (losses)/gains
(21,078)
9,673                   1,202
Other (expenditure)/income - net
(2,163)
(2,488)
(1,034)
(21,112)
9,150                  10,696
6
EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS
2003
2002
2001
$'000
$'000
$'000
Free State
1,574
1,611                         -
Randfontein and Elandskraal
1,716
3,549                 4,521
Evander
1,212
159                    136
Kalgold
-                           -
72
Australian operations
596
3,163                         -
Bissett mine
-
293                        -
5,098
8,775                 4,729
During the fiscal year ended June 30, 2003, the continued process of restructuring at the Free State, Randfontein, Elandskraal and Evander operations as a result of the declining Rand per kilogram gold price, resulted in excess labor, which could not be accommodated on other shafts, becoming surplus to requirements and resulted in their services being terminated. In May 2003 the Company announced that the Big Bell Gold Operations had exhausted all economically viable mineralized material at prevailing or immediately forseeable Australian dollar gold prices and would cease production in July 2003. A provision was raised to cover the estimated cost of terminating the employment of 57 employees at Big Bell.
F 18
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

During the fiscal year ended June 30, 2002, the closure of Virginia 2 shaft and Harmony 4 shaft in the Free State resulted in certain excess labour, which could not be accommodated on other shafts, becoming surplus to requirements and being made redundant. Elandskraal continued the process of restructuring, which was started in the 2001 fiscal year, which lead to certain positions becoming redundant. With the acquisition of Hill 50 in Australia, the Company combined the New Hampton and Hill 50 operations, which lead to certain restructuring and employment termination costs being incurred. At the end of 2001, the
Company decided to place the Bissett on care and maintenance, due to the mining operations being uneconomic at gold prices at that time. During fiscal 2002, the restructuring process associated with the transition to care and maintenance was completed, and additional costs were incurred.
During the fiscal year ended June 30, 2001, due to the closure of No 4 shaft at Randfontein and the restructuring of Elandskraal certain restructuring costs were incurred which included the termination of service of certain production employees.
7
PROFIT/(LOSS) ON SALE OF OTHER ASSETS AND LISTED INVESTMENTS
2003
2002
2001
$'000
$'000
$'000
Profit/(loss) on sale of listed investments
59,243
4,524                 (1,393)
During the 2003 fiscal year the Placer Dome shares, acquired at a total cost of $35 million were disposed of, resulting in a profit of $59 million. (See note 3(a) for further information regarding this investment.)
As part of the initial public offering of ARMgold, the Company subscribed for 2,860,000 shares at R38.67 ($3.83) per share.
These shares were subsequently disposed of for a profit of $4.5 million, during fiscal 2002.
With the acquisition of Randfontein, Harmony acquired 4,944,948 shares in Western Areas Limited. These shares were disposed of at a loss of $1.3 million during the 2001 fiscal year.
8
IMPAIRMENT OF ASSETS
2003
2002
2001
$'000
$'000
$'000
Free State operations
- -
5,624
Randfontein operations
- -
1,524
Evander operations
-
-                  1,493
Bissett operations
-
-                 19,625
Australian operations
117,594
44,284                           -
117,594
44,284                  28,266
A review of the Australian operations was performed, which resulted in the reserves being reduced from 2.3 million ounces to
1.5 million ounces. This resulted in revised life of mine plans being designed for the Australian operations. Utilizing the revised mine plans, and a gold price of $350 per ounce, the life of mine plans did not support the carrying value of the Australian operations assets on an undiscounted cash flow basis. Accordingly an asset impairment of $117.6 million was charged against income, utilizing a discount rate of 8%, which reduced the carrying value of the Australian operations assets to $438 million.
The Company completed the redevelopment programme at New Hampton's Big Bell underground mine during the 2002 fiscal year. Production achieved to date however indicated that the grade of the Big Bell underground mine is significantly lower than the original estimated. This resulted in a re-assessment of the Big Bell ore reserve estimate, which indicated that the life of mine plans should be revised to take account of a lower gold content in the Big Bell ore body. Utilizing the revised mine plans, and a gold price of $295 per ounce, the life of mine plans did not support the carrying value of the Big Bell assets on an undiscounted cash flow basis. Accordingly an asset impairment of $44.3 million was charged against income, utilizing a discount rate of 10%, which reduced the carrying value of the Big Bell assets to $8.8 million.
Due to the depletion of economically mineable reserves, certain shafts at Randfontein, Evander and Free State were closed and the remaining net book value written off during the 2001 fiscal year.
The Bissett mine was placed on care and maintenance at June 30, 2001 due to the mining operations being uneconomic at gold prices at that time. The write-down reflected the excess of book value of long term and other assets over the estimated salvage values of those assets.
9
TAXATION
2003
2002
2001
$'000
$'000
$'000
Current income and mining taxes
29,797
25,604                   8,277
Deferred income and mining taxes
(4,542)
(11,236)
6,348
Total income and mining taxation expense
25,255
14,368                 14,625
F 19
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Mining tax on South African mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of
Australian operations are taxed at a standard tax rate of 30%. Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company's income tax provision to differ from the mining statutory tax rate of 46% (2002: 46% and 2001: 46%) were:
2003
2002
2001
$'000
$'000
$'000
Tax at the statutory mining tax rate on income before tax
(36,807)
(46,925)
(10,871)
Valuation allowance released/(raised) against deferred tax assets
1,736
5,226
(9,816)
Non-taxable income / additional deductions
15,548
(25,998)
(54,268)
Rate adjustment to reflect estimated effective mining tax rate
(13,870)
32,733
56,872
South African mining formula tax rate adjustment
10,306
9,655
4,325
Difference between non-mining tax rate and mining statutory rate on non-mining income
6,590
3,106
(867)
Change in subsidiary company's tax rate
(8,758)
7,835
-
Income and mining tax expense
(25,255)
(14,368)
(14,625)
Effective income and mining tax rate
26%
14%
49%
Deferred income and mining tax liabilities and assets on the balance sheet as of June 30,
2003
and June 30,
2002
, relate to the
following:
2003
2002
$'000
$'000
Deferred income and mining tax liabilities
Mining assets
240,816
146,774
Product inventory not taxed
3,865
3,045
Gross deferred income and mining tax liability
244,681
149,819
Net deferred income and mining tax assets
(50,831)
(51,714)
Deferred financial liability
(623)
(22,897)
Unredeemed capital expenditure
(21,342)
(18,570)
Provisions, including rehabilitation accruals
(21,491)
(7,455)
Tax losses
(7,375)
(2,793)
193,850
98,105
Less: Short term portion of deferred income and mining tax included in accounts payable
15,778
1,683
Net deferred income and mining tax liabilities
209,628
99,789
As at June 30, 2003 the Group has unredeemed capital expenditure of $193.1 million (2002: $151.4 million) and tax losses carried forward of $2.2 million (2002: $9.0 million) available for deduction against future South African mining income. These future deductions are utilizable against mining income generated only from the Group's current mining operations in South Africa and do not expire unless the Group ceases to trade for a period longer than one year.
In terms of Australian taxation legislation, tax losses incurred by Harmony Gold Australia (Pty) Limited are carried forward indefinitely. Harmony Gold Australia (Pty) Limited has tax losses of $6.4 million (2002: $Nil) available for utilization against future profits.
10
EARNINGS PER SHARE
For the year ended June 30, 2003
Income
(Numerator)
Shares
Per-share
$'000     (Denominator)
amount
Basic earnings per share before cumulative effect of change
in accounting policy
Shares outstanding July 1, 2002
-
169,929,849
-
Weighted average number of ordinary shares issued during the year
-
8,024,396
-
Income available to common stockholders
71,792      177,954,245
40.3
Effect of dilutive securities
Share options issued to employees
-
3,197,170
-
Warrants issued
1,570,214
-
Diluted earnings per share
71,792       182,721,629
39.3
F 20
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

For the year ended June 30, 2003
Income
(Numerator)
Shares
Per-share
$'000 (Denominator)
amount
Basic earnings per share
Shares outstanding July 1, 2002
-     169,929,849
-
Weighted average number of ordinary shares issued during the year
-
8,024,396
-
Income available to common stockholders
86,562      177,954,245
48.6
Effect of dilutive securities
Share options issued to employees
-
3,197,170
-
Warrants issued
1,570,214
-
Diluted earnings per share
86,562       182,721,629
47.4
For the year ended June 30, 2002
Income
(Numerator)
Shares
Per-share
$'000 (Denominator)
amount
Basic earnings per share
Shares outstanding July 1, 2001
-     145,235,791
-
Weighted average number of ordinary shares issued during the year
-         8,274,071
-
Income available to common stockholders
87,716     153,509,862
57.1
Effect of dilutive securities
Share options issued to employees
-       7,346,070
-
Warrants issued
4,361,156                                 -
Diluted earnings per share
87,716     165,217,088
53.1
For the year ended June 30, 2001
Income
(Numerator)
Shares
Per-share
$'000 (Denominator)
amount
Basic earnings per share before cumulative effect of
change in accounting policy
Shares outstanding July 1, 2000
-         97,310,435
-
Weighted average number of ordinary shares issued during the year
-          4,845,770
-
Income available to common stockholders
14,830       102,156,205
14.5
Effect of dilutive securities
Share options issued to employees
-         3,348,123
-
Diluted earnings per share
14,830       105,504,328
14.1
For the year ended June 30, 2001
Income
(Numerator)
Shares
Per-share
$'000 (Denominator)
amount
Basic earnings per share
Shares outstanding July 1, 2000
-         97,310,435
-
Weighted average number of ordinary shares issued during the year
-           4,845,770
-
Income available to common stockholders
9,008        102,156,205
8.8
Effect of dilutive securities
Share options issued to employees
-          3,348,123
-
Diluted earnings per share
9,008        105,504,328
8.5
11
PROPERTY, PLANT AND EQUIPMENT
2003
2002
$'000
$'000
Mining properties, mine development costs and mine plant facilities
797,363
800,984
Other non-mining assets
9,436
11,769
806,799
812,753
Other non-mining assets consist of freehold land, computer equipment and motor vehicles.
F 21
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

12
OTHER ASSETS
2003
2002
$'000
$'000
Mineral subscriptions, participation rights and slimes dams
6,289
4,546
Deferred stripping
9,622                   8,182
Bond issue costs, net of amortization
1,881
1,328
17,792
14,056
Deferred stripping costs are made up as follows:
Opening balance
8,182
5,871
Net transfer to assets during the period
1,440
2,311
Closing balance
9,622
8,182
The deferred stripping balance at the end of fiscal 2003 pertains only to Kalgold operations. The fiscal 2002 balances pertain to
Kalgold and Hill 50 operations. In terms of the life of mine plan, pre-stripping is performed in the early years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred in those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio.
The expected pit life average stripping ratios used to calculate the deferred stripping were 6.39 in 2003 and 6.60 in 2002, in respect of the Kalgold operation. These stripping ratios were calculated taking into account the actual strip ratios achieved of
10.17 in 2003 and 8.84 in 2002. The expected pit life average stripping ratio used to calculate the deferred stripping was 10.1 in respect of Hill 50 for the 2002 fiscal year.
13
INTANGIBLE ASSETS
Intangible mineral assets are made up as follows:
2003
2002
$'000
$'000
Production stage mineral interests
Gross carrying value
280,914                             -
Accumulated amortization
(223,537)
-
Net book value
57,377                             -
Exploration stage mineral interests
Gross carrying value
270,058                             -
Accumulated amortization
(12,642)
-
Net book value
257,416 -
Total intangible mineral interests
Gross carrying value
550,972                             -
Accumulated amortization
(236,179)
-
Net book value
314,793                             -
The Company's intangible mineral assets are subject to amortization.
The Company's developmental stage properties will be amortized using the units of production method once production has commenced.
The aggregate amortization expense for the year ended June 30, 2003 was $36.2 million. Based on the carrying value of the
Company's intangible assets at June 30, 2003, the estimated aggregate amortization expense for each of the next five years is as follows:
$'000
2004
36,169
2005
36,169
2006
36,169
2007
36,169
2008
36,169
14
NON-CURRENT INVESTMENTS
2003
2002
$'000
$'000
Listed investments
Investments in listed shares (a)
22,383
95,058
Other investments
Unlisted investments and loans (b)
5,109
2,534
Amounts contributed to environmental trust funds (c)
43,733
24,757
Other
166
994
49,008
28,285
Total non-current investments
71,391
123,343
F 22
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(a)    On November 22, 2002, the Company purchased 17,074,861 High River shares for a cash consideration of $14.5 million.
The fair value of the High River shares at June 30, 2003, was $22 million. As part of the acquisition of Abelle the company acquired an investment in 10,000,000 Midas Resources Limited ordinary shares. As at June 30, 2003, the fair value of this investment was $0.7 million.
As at June 30, 2002, the Company owned 43,350,992 shares in AurionGold (previously Goldfields) valued at $2.19 (A$3.93)
per share. On July 29, 2002, this investment was disposed of to Placer Dome Asia Pacific Limited for a total consideration of
$76 million, which comprised of $8 million in cash and Placer Dome ordinary shares with a value of $68 million. This investment was subsequently disposed of at a total profit of $59 million, with reference to the cost of the original investment in Goldfields. No dividends were received during the year from Placer Dome (2002: $1.1 million, 2001: $1.6 million).
(b)    Unlisted investments comprise of various industry related investments and loans, which have been valued at bookvalue by the directors. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. No dividends were received from these investments in the 2003 fiscal year (2002: $0.2 million, 2001: $0.2million).
(c)   The environmental trust funds are irrevocable trusts under the Group's control. The monies in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value.
15
INVESTMENT IN ASSOCIATES
Investments in associates comprise of the following:
Market value
Market value
Investment
Description of business
Ownership %
2003
2002
2003 2002
$'000
$'000
Bendigo Mining NL
Gold exploration
31.8%
31.8%
36,751                 48,400
Highland Gold Limited
Gold mining and exploration
31.7%
32.5%
128,229                           -
The investments in both Bendigo and Highland Gold were made during fiscal 2002. (Refer to note 3 for more details regarding the respective acquisitions). The Company did not receive any dividends from either Bendigo or Highland Gold during the 2003 or
2002 fiscal years.
The following table summarizes the change in value of the Group's investments in associates:
2003
2002
$'000
$'000
Opening carrying amount
42,791
-
Shares at cost
7,635                   77,382
Net share of results of associates
(1,233)
(473)
Associate now consolidated
-                (39,048)
Foreign currency translation differences
14,589
4,930
Closing carrying amount
63,782
42,791
The Company acquired an equity interest in Hill 50 of 30.5% during March 2002. During April 2002, the Company increased its investment in Hill 50 above 50% and consolidated its investment in Hill 50 from that date. During March 2002, Hill 50 was equity accounted by the Company as it exercised significant influence over the financial and operational policies of Hill 50 (Refer to note
3(f) for more detail regarding the Hill 50 acquisition).
16
INVESTMENT IN JOINT VENTURES
(a)    Interest in ARMgold/Harmony FreeGold Joint Venture Company (Pty) Ltd
The Group has a 50% interest in a joint venture with ARMgold Limited, the ARMgold/Harmony FreeGold Joint Venture
Company (Pty) Ltd ("the FreeGold Company"), which operates as a gold mining company in the Welkom area of the Free
State goldfields. The Company and ARMgold each own 50% of the outstanding share capital of the FreeGold Company. The
FreeGold Company was capitalized by means of capital contributions and loans in equal amounts from the joint venture partners. (Refer to note 3(g) for more details regarding the joint venture formation and the acquisition of the FreeGold assets).
The following table summarizes the change in value of the Group's investment in the FreeGold Company joint venture since its formation:
2003
2002
$'000
$'000
Opening carrying amount
102,578
-
Shares at cost
-                    1,583
Loan (repaid by)/advanced to joint venture
(21,768)
84,586
Accrued interest on loan to joint venture
-                  1,367
Dividends received from joint venture
(16,429)
Net share of joint venture results
50,707                 13,176
Foreign currency translation differences
42,449                   1,866
Closing carrying amount
157,537
102,578
F 23
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The following is a summarized balance sheet and income statement prepared in accordance with US GAAP for the FreeGold
Company joint venture:
2003
2002
$'000
$'000
Current assets
103,930
109,839
Investments
74,077
44,143
Property, plant and equipment
306,564
206,134
Total assets
484,571
360,116
Current liabilities
32,475
32,620
Non-current interest-bearing borrowings
37,063
87,426
Non-current borrowings from shareholders
191,448
173,244
Deferred income and mining taxes
61,543
15,418
Provision for environmental rehabilitation
42,604
35,324
Provision for post-retirement benefits
296
214
Total liabilities
365,429
334,246
Shareholders' equity
119,142
25,870
Revenue
379,401
65,579
Costs and expenses
(241,270)
(27,127)
Income before tax
138,131
38,452
Taxation
(36,665)
(12,100)
Income before cumulative effect of changes in accounting principles
101,466
26,352
Cumulative effect of changes in accounting principles, net of tax
(52)
-
Net income
101,414
26,352
(b)    Interest in Clidet 454 (Pty) Ltd ("Clidet Company")
The Group has a 50% interest in a joint venture with ARMgold Limited, the Clidet 454 (Pty) Ltd. The joint venture company acquired in total a 34.5% interest in the outstanding share capital of Avmin from Anglo American Plc for a total cash consideration of R1,687 million ($230 million). The Company and ARMgold each own 50% of the outstanding share capital of the Clidet
Company. The Clidet Company was capitalized by means of capital contributions and loans in equal amounts from the joint venture partners. (Refer to note 3(k) for more details regarding the joint venture formation and the acquisition of the Avmin interest)
The following table summarizes the change in value of the Group's investment in the Clidet Company joint venture since its formation:
2003
2002
$'000
$'000
Shares at cost
115,432                             -
Net share of joint venture results
2,135                             -
Foreign currency translation differences
(2,350)
-
Closing carrying amount
115,217
-
17
INVENTORIES
2003
2002
$'000
$'000
Gold in-process
35,449
26,933
Supplies
39,835
15,444
75,284
42,377
18
RECEIVABLES
2003
2002
$'000
$'000
Value added tax
7,382
6,833
Trade receivables
17,512
9,188
Gold receivables
27,220
18,672
Prepayments
3,350
6,914
Interest and other
15,470
25,413
70,934
67,020
19
HARMONY WARRANTS
In terms of a transaction dated June 29, 2001, 27,082,500 ordinary shares and 9,027,500 options to purchase 9,027,500 additional ordinary shares were issued. Ordinary shares were purchased in integral multiples of three and investors received one warrant for every three shares purchased. Each warrant entitled its holder to purchase, on any business day on or before June
28, 2003, one ordinary share at South African Rand 43.00. All the warrants were exercised as at June 30, 2003. Only 6,659,470
(2002: 1,013,554) ordinary shares had been issued following the warrant conversion resulting in a balance of 2,368,030 (2002:
8,013,946) ordinary shares underlying the converted warrants that will be issued in the 2004 fiscal year. These warrants were
F 24
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

traded on the JSE Securities Exchange and the New York Stock Exchange. Prior to the company being listed on the New York
Stock Exchange, the warrants were traded on The Nasdaq Stock Market.
Warrants were also exercisable at a price of South African Rand 60.00, at which time they could have been converted into ordinary shares of the Company, on or before July 31, 2001. None of the warrants were exercised and they lapsed on July 31,
2001.
20
LONG TERM LOANS
2003
2002
$'000
$'000
Uncollateralized
Senior uncollaterized fixed rate bonds (a)
159,788
115,496
Fair value adjustment of cash flow hedge
(4,040)
(2,002)
Less : amortized discount
(647)
(626)
Total uncollateralized long term loans
155,101
112,868
Collateralized
BAE Systems Plc (b)
9,001                     3,501
Less : short term portion
(9,001)
-                   3,501
BOE loan (c)
49,933
48,123
Less : short term portion
(16,644)
(12,031)
33,289
36,092
Nedbank (d)
113,182
-
Total collateralized long term loans
146,471
39,593
Total long term loans
301,572
152,461
(a)    On June 16, 2001, Harmony launched and priced an issue of South African Rand denominated senior uncollateralized fixed rate bonds in an aggregate principal amount of R1,200 million ($115.5 million), with semi-annual interest payable at a rate of
13% per annum. These bonds will be repayable on June 14, 2006, subject to early redemption at Harmony's option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds are outstanding, Harmony will not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without collateralizing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of
$1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.5 million (2002: $0.5 million) for amortization of the bond issue costs.
(b)    The loan from BAE Systems Plc is a US dollar denominated term loan of $9 million for financing the design, development and construction of a facility for the manufacture and sale of value added gold products at Harmony's premises in the Free
State. The loan is collateralized by a notarial covering bond over certain gold proceeds and other assets and is repayable in full on April 30, 2004. The loan bears interest at LIBOR plus 2% which is accrued daily from the drawdown date and interest is repayable on a quarterly basis.
(c)
On April 18, 2002 Harmony entered into a South African Rand denominated term loan facility of R500 million ($48.1 million)
with BOE Bank Limited for the purpose of partially funding Harmony's acquisition of shares in the ARMgold/Harmony
FreeGold Joint Venture Company (Pty) Ltd and loans made by Harmony to the FreeGold Company in connection with the acquisition of the FreeGold assets. The facility is collateralized by a pledge of Harmony's shares in the FreeGold Joint
Venture Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on April 23,
2006 by way of eight semi-annual capital installments which were due commencing October 23, 2002. The loan bears interest at a rate equal to the JIBAR rate for deposits in Rand plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing July 23, 2002. The following restrictive covenants apply:
(i)
Consolidated net worth must be more than R4,600 million ($422.7 million);
(ii)
The total debt to earnings before interest, tax, depreciation and amortization (EBITDA) ratio must not exceed 1.5; and
(iii)
The EBITDA to total debt service ratio should not be less than 3.5.
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
(d)    On May 8, 2003, the Company entered into a term loan agreement with Nedbank Limited for R850 million ($118 million). The purpose of this term loan agreement was to fund the acquisition of 17.25% of Avmin. This term loan was drawn down in two tranches, the first tranche of R611 million ($85 million) was drawn down on May 8, 2003 and the second tranche of R239 million ($33 million) was drawn down on May 13, 2003. The loan is collateralized with guarantees provided by Evander Gold
Mines Limited, Randfontein Estates Limited, Kalahari Goldridge Mining Company Limited and Lydenburg Exploration Limited
and is repayable in full on November 8, 2004. The loan bears interest at the 3 month JIBAR rate, plus a margin of 1.5% as well as stamp duties, liquid and reserving costs all converted to a nacq (nominal amount compounded quarterly) rate.
Interest is repayable on a quarterly basis. Included in the amortization charge as per the income statement is $0.1 million
(2002: $ nil) for amortization of the loan issuance costs.
F 25
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

21
DEFERRED FINANCIAL LIABILITY
2003
2002
$'000
$'000
Mark-to-market of speculative financial instruments at year end
37,738
8,115
Mark-to-market of Bendigo options
(510)
(6,260)
Mark-to-market of hedging financial instruments at year end
-
85,371
37,228
87,226
During the 2003 fiscal year, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$9 million. The outstanding contracts are now treated as speculative and the marked-to-market movement is being reflected in the income statement.
During the 2002 fiscal year, the inherited Randfontein hedge book, which had been treated as speculative for accounting purposes, was closed out at a cost of $13 million after tax. The hedge contracts of both New Hampton and Hill 50 were restructured towards the end of the 2002 fiscal year, to normal purchase, normal sale agreements by which the Company was obliged to physically deliver specified quantities of gold at future dates, subject to the pricing arrangements described in note 26. Due to the closure of the hedge agreements as mentioned above, these contracts are now treated as speculative for accounting purposes.
22
PROVISION FOR ENVIRONMENTAL REHABILITATION
2003
2002
$'000
$'000
Asset retirement obligations
62,977
63,125
The following is a reconciliation of the total liability for asset retirement obligations:
Balance as at July 1, 2002 and 2001
63,125
53,136
Impact of the adoption of FAS 143
(13,491)
-
Additions to liabilities due to acquisitions
1,334
4,580
Accretion expenses
(352)
15,192
Foreign currency translation adjustment
12,361
(9,783)
Balance as at June 30, 2003 and 2002
62,977
63,125
The Company intends to finance the ultimate rehabilitation costs of the South African operations from the money invested with the environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The Company will finance the ultimate rehabilitation costs of the non-South African operations from funds to be set aside for that purpose.
On a pro forma basis, the liabilities for asset retirement obligations would have been $53.1 million at July 1, 2001 and $49.6 million at June 30, 2002 respectively, had the provisions of FAS 143 been applied at the beginning of fiscal 2002.
The following table presents the impact of the accounting change for the year ended June 30, 2003 and the pro forma effect for the years ended June 30, 2002 and 2001 as if the change had been in effect for those periods:
2003
2002
2001
$'000
$'000
$'000
(Decrease)/increase to net income
(3,439)
2,260
4,000
Provision for environmental rehabilitation
(4,344)
3,658                 14,157
Depreciation and amortization
(569)
(429)
(8,443)
Income tax benefit/(expense)
1,474
(969)
(1,714)
Net (loss)/income before cumulative effect of change in accounting principle
(3,439)
2,260
4,000
Basic (loss)/earnings per share before cumulative effect of change in accounting principle
(1.9)
1.5
3.9
Fully diluted (loss)/earnings per share before cumulative effect of change in accounting principle
(1.9)
1.4
3.8
The following table presents pro forma income before cumulative effect of change in accounting policy, pro forma basic earnings per share before cumulative effect of change in accounting principle and pro forma fully diluted earnings per share before cumulative effect of change in accounting principle for the years ended June 30, 2002 and 2001, as if the company had adopted
FAS 143 as of July 1, 2000:
2002
2001
$'000
$'000
Income before cumulative effect of change in accounting principle as reported
87,716
14,830
Change in accounting method FAS 143
2,260
4,000
Pro forma income before cumulative effect of change in accounting principle
89,976
18,830
Pro forma basic earnings per share before cumulative effect of change in accounting principle
58.6                     18.4
Pro forma fully diluted earnings per share before cumulative effect of change in accounting principle
54.5                     17.8
The following table represents pro forma net income, pro forma earnings per share, and pro forma fully diluted earnings per share
F 26
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

for the years ended June 30, 2002 and 2001, as if the Company had adopted FAS 143 as of July 1, 2000:
2002
2001
$'000
$'000
Net income as reported
87,716                    9,008
Change in accounting method FAS 143
2,260
4,000
Pro forma net income
89,976                  13,008
Pro forma basic earnings per share
58.6
12.7
Pro forma fully diluted earnings per share
54.5
12.3
23
PROVISION FOR POST-RETIREMENT BENEFITS
The provision for former employees' post retirement benefits comprise medical benefits for former employees who retired prior to
December 31, 1996. The amounts were based on an actuarial valuation conducted during the prior fiscal year.
2003
2002
$'000
$'000
The amounts recognized in the balance sheet are as follows:
Accrued post-retirement health care costs
1,017
737
The following table sets forth the funded status of the post-retirement health care costs:
Actuarial present value
1,017
737
Plan assets at fair value
-                          -
Accumulated benefit obligation in excess of plan assets
1,017
737
Prior service costs
-                           -
Unrecognized net (gain)/loss
-
-
Post-retirement health care liability
1,017
737
The amounts recognized in the income statement are as follows:
Interest cost
-                     176
Additional liability raised for Elandskraal employees converting to Minemed
-                     108
Benefits paid
503                     294
Net actuarial gains
-                    (536)
503
43
2003
2002
$'000
$'000
The movement in the liability recognized in the balance sheet is as follows:
At the beginning of the year
737                    1,002
Total expenses as above
-                       (43)
Foreign currency translation adjustments
280
(222)
At the end of the year
1,017
737
The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7% per annum (2002: 7%) and a discount rate of 12% per annum (2002: 12%)
24
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
2003
2002
$'000
$'000
Trade payables
54,618
25,275
Deferred income and mining taxes
(15,778)
(1,683)
Short term portion of long term loans
25,644
12,031
Short term borrowings
2,232
3,442
Payroll and leave liabilities
39,966
32,834
Revenue received in advance
-                 5,153
Unpresented cheques
4,365                  6,684
Other (including accrued liabilities)
44,647
32,968
155,694
116,704
25
EMPLOYEE BENEFIT PLANS
(a)    PENSION AND PROVIDENT FUNDS: The Group contributes to several pension and provident funds governed by the
Pension Funds Act, 1946 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Group's liability is limited to its annually determined contributions.
The provident funds are funded on the ``money accumulative basis'' with the member's and employer's contributions having been fixed in the constitution of the funds.
The Australian group companies make contributions to each employee's Superannuation (pension) funds in accordance with
F 27
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The
Superannuation Guarantee Contributions were set at a minimum of 9% of gross salary and wages for the 2003 fiscal year
(2002: 8%).
Substantially all the Group's employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Group for fiscal 2003 amounted to $20.5 million (2002 : $18.7 million and 2001: $16.1 million).
(b)    POST-RETIREMENT BENEFITS OTHER THAN PENSIONS: Skilled workers in South Africa participate in the Minemed medical scheme, as well as other medical schemes. The Group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (the "Minemed scheme"). The Group's contributions to these schemes on behalf of retired and current employees amounted to $4.4 million, $3.0 million and $4.1 million for 2003, 2002 and 2001 respectively.
No post-retirement benefits are available to other workers. No liability exists for employees who were members of these schemes who retired after the date noted above. The medical schemes pay certain medical expenses for both current and retired employees and their dependents. Current and retired employees pay an annual fixed contribution to these schemes.
An updated actuarial valuation was carried out during the 2002 fiscal year on the Minemed medical scheme following the last actuarial valuation in fiscal 2000.
Assumptions used to determine the liability relating to the Minemed medical scheme included, investment returns of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA ``a mf'' tables and a medical inflation rate of 0% to 7%.
(c)   SHARE OPTION SCHEMES
(i)
HARMONY SHARE OPTION SCHEMES: The Company currently has two employee share option schemes, being the
Harmony (1994) Share Option Scheme ("HSOS 1994 Scheme") and the Harmony (2001) Share Option Scheme
("HSOS 2001 Scheme"). Pursuant to the rules of the HSOS 1994 Scheme and the HSOS 2001 Scheme certain qualifying employees may be granted options to purchase shares in the Company's authorized but unissued ordinary shares. The HSOS 2001 Scheme was established following approval by the Company's shareholders during fiscal
2002. The HSOS 2001 Scheme came into effect on November 16, 2001, however, options previously issued under the
HSOS 1994 Scheme remain in force. The terms of the HSOS 2001 Scheme are substantially equivalent to the terms of the HSOS 1994 Scheme, except that the maximum number of share options that may be granted under the HSOS
2001 Scheme is a fixed amount (8,000,000), rather than a percentage of share capital. Options granted under the
HSOS 1994 Scheme are not counted against this maximum. Of the 8,000,000 ordinary shares under the specific authority of the directors in terms of the HSOS 2001 Scheme, 7,528,100 shares have been offered to participants leaving a balance of 471,900 to be offered to eligible employees. Upon the date of adoption of the HSOS 2001
Scheme, 3,108,800 shares were still outstanding under the HSOS 1994 Scheme. Following the adoption of the HSOS
2001 Scheme, no further option grants have been made under the HSOS 1994 Scheme. In terms of the rules of both the HSOS 1994 Scheme and the HSOS 2001 Scheme, the exercise price of the options granted is equal to fair market value of the shares at the date of the grant.
On November 29, 1999, the Company adopted a share purchase scheme (the "Share Purchase Scheme"), in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by the
Company. The share purchase trust provides recourse loans to enable employees to acquire shares or exercise their options under the HSOS 1994 Scheme. To date, the Share Purchase Scheme has only been used for the purpose of making recourse loans to employees to enable them to exercise their options under the HSOS 1994 Scheme. The shares acquired by an employee pursuant to the exercise of the option are then pledged by that employee to the share purchase trust to secure repayment of the recourse loan granted by the share purchase trust, plus any interest thereon. The share purchase trust is funded by a loan from the Company, which it repays once it receives repayment of the loans granted to employees. Three non-executive directors of the Company serve as trustees of the share purchase trust. The trustees are not eligible to receive loans from the trust. The Company cancelled the share purchase scheme on March 27, 2003.
Options currently expire no later than 10 years from the grant date. Pursuant to the HSOS 1994 Scheme rules, annually upon anniversary of the grant date, a third of the total options granted are exercisable. Pursuant to the HSOS
2001 Scheme rules, annually upon anniversary of the grant date, a third or a fifth of the total options granted are exercisable, depending on the vesting terms of the respective grant. Proceeds received by the Company from the exercise are credited to share capital and additional paid in capital.
Details of the activity in the HSOS 1994 Scheme and the HSOS 2001 Scheme were as follows (For convenience of the reader, the Rand amounts have been converted to US$ at the balance sheet date for the respective fiscal years):
F 28
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Average
Average
exercise
exercise
Number of
price per
price per
Available for share options
share
share
grant
granted
SA Rand
US Dollar
Balance as at June 30, 2000
2,832,043             6,899,000
-
-
Share options granted during the year
(1,728,400)
1,728,400
-
-
Share options exercised during the year
-         (2,835,700)
20.89
2.60
Share options reserved during the year
8,463,985 -
-
-
Balance as at June 30, 2001
9,567,628
5,791,700
-
-
Share options granted during the year
(6,130,100)
6,130,100
-
-
Share options exercised during the year
-
(2,682,900)
26.88
2.59
Share options reserved during the year
1,541,172
-
-
-
Balance as at June 30, 2002
4,978,700
9,238,900
-
-
Share options granted during the year
(1,149,100)
1,149,100
-
-
Share options exercised during the year
-
(2,243,300)
37.04
4.93
Share options forfeited during the year
461,800
(461,800)
-
-
Balance as at June 30, 2003
4,291,400
7,682,900
-
-
The options exercisable on June 30, 2003 and 2002 were 817,300 and 97,200 respectively.
The range of exercise prices for options outstanding at June 30, 2003 was R11.70 to R93.00. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of the Company's stock over the period of the grants.
The following tables summarize information relating to the options outstanding at June 30, 2003 (Tables are denominated in South African Rand and US$ where applicable):
Outstanding options weighted average
Contractual Exercise
Exercise
Range of prices
Number
life
price
price
SA Rand
US$
of shares
(in years)
SA Rand
US$
11.70 - 17.40
1.56 - 2.32
13,750                      4.42
11.70
1.56
19.50 - 27.20
3.05 - 3.62
487,100                      7.04
25.89
3.45
35.00 - 49.60
4.71 - 6.60
5,841,050                      8.30
48.29
6.43
91.00 - 93.00
12.12 - 12.38
1,341,000                      9.72
91.63
12.20
Total
7,682,900
8.46                   54.37
7.24
Exercisable options
Weighted
Weighted
average
average
exercise
exercise
Range of prices
Number of
price
price
SA Rand US$
of
shares
Rand
US$
11.70 - 17.40
1.56 - 2.32
13,750                   11.70
1.56
19.50 - 27.20
3.05 - 3.62
209,100                   24.15
3.22
35.00 - 49.60
4.71 - 6.60
588,450                   41.47
5.52
91.00 - 93.00
12.12 - 12.38
6,000                   93.00
12.38
Total
817,300
36.91
4.92
These options will expire if not exercised at specific dates ranging from December 2007 to March 2013. Market prices for options exercised during the three fiscal periods ended June 30, 2003 ranged from R26.50 to R186.80.
In connection with the share purchase scheme described above, the Company follows the provisions of EITF 00-23
"Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44" for all options granted subsequent to January 18, 2001 and prior to the adoption of FAS 123 on July 1, 2002, due to the share purchase scheme described above. Pursuant to the guidance in EITF 00-23, the Company applied variable accounting for the 700,000 options granted on April 24, 2001, until the earlier of such date upon which such options were exercised, or the share purchase scheme was cancelled. The Company recognized a stock-based compensation credit of $2.2 million and stock-based compensation expense of $7.4 million related to this option grant during fiscal
2003 and 2002, respectively.
On July 1, 2001, the Company changed its accounting policy and adopted FAS 123. FAS 123 requires that all stock options granted following the date of adoption, be fair valued and that the fair value be recognized as stock compensation expense over the options vesting period. Accordingly the Company fair valued the 6,130,100 options granted on November 20, 2001 and recorded deferred stock based compensation of $8.7 million based on a fair value of R13.88 per option granted during the 2002 fiscal year. $3.1 million and $2.1 million were recognized as stock compensation expense during the 2003 and 2002 fiscal years, respectively, related to the November 20, 2001, option grant. The Company also fair valued the 1,311,000 options granted on March 27, 2003 and recorded deferred stock
F 29
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

based compensation of $7.1 million based on a fair value of R42.78 per option granted during the 2003 fiscal year.
$0.7 million was recognized as stock compensation expense during the 2003 fiscal year related to the March 27, 2003, option grant. The Company used the following assumptions in valuing the option grants:
2003
2002
Expected life (in years)
5.0                     3.5
Risk free interest rate
11.63%
11.50%
Volatility
45.00%
40.00%
Dividend yield
1.52%
4.00%
The Company used the binomial method in determining the fair value of the options granted.
Pro-forma information
Prior to July 1, 2001, the company had elected to follow APB 25. Previously under APB 25, because the exercise price of the Company's and subsidiary's stock options equated the market price of the underlying stock on the date of the grant, no compensation expense was recognised in the Company's financial statements.
Pro-forma information regarding net income and earnings per share is required by FAS 123 for periods during which a company followed APB 25. This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement.
The fair value of options granted in 2001 reported below has been estimated at the date of grant using a Black-
Scholes option pricing model with the following weighted average assumptions:
2001
Expected life (in years)
6.0
Risk free interest rate
11.19%
Volatility
53.81%
Dividend yield
3.33%
The Black Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during the fiscal 2001 under the HSOS 1994 Scheme was R18.90 per share.
For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options'
vesting period. The Company's pro-forma information follows (thousands except for earnings per share information):
2003
2002
2001
$'000
$'000
$'000
Income before cumulative effect of change in accounting
principle as reported
71,792
87,716
14,830
Plus : Stock compensation expense recognized
1,761
9,434
-
Less: Pro forma stock compensation expense based on fair
value of all awards granted
(4,821)
(7,096)
(5,200)
Pro forma income before cumulative effect of change in
accounting principle as reported
68,732
90,054
9,630
Pro forma basic earnings per share before cumulative effect of change in accounting principle
38.6
58.7
9.4
Pro forma fully diluted earnings per share before cumulative effect of change in accounting principle
37.6
54.5
9.1
Net income as reported
86,562
87,716
9,008
Plus : Stock compensation expense recognized
1,761
9,434
-
Less: Pro forma stock compensation expense
(4,821)
(7,096)
(5,200)
Pro forma net income
83,502
90,054
3,808
Pro forma basic earnings per share
46.9
58.7
3.7
Pro forma fully diluted earnings per share
45.7
54.5
3.6
The impact on pro-forma income before cumulative effect of change in accounting principle, pro forma net income, pro forma earnings per share before cumulative change in accounting principle, pro forma fully diluted earning per share before cumulative effect of change in accounting principle, pro forma basic earnings per share and pro forma fully diluted earnings per share in the table above, which shows the effect of the scheme, may not be indicative of the effect in future years. The Company continues to grant stock options to new employees. This policy may or may not continue.
(ii)
ABELLE SHARE OPTION SCHEME: One of the Company's subsidiaries, Abelle, also has a share option scheme
(the "Abelle Scheme"). Abelle established the Abelle Scheme to incentivize and to assist in the recruitment, reward and retention of employees of Abelle. All employees may be granted options to purchase shares in Abelle's authorized but unissued ordinary shares pursuant to the Abelle Scheme rules. The Abelle Scheme was established following approval by Abelle's shareholders during fiscal 2002. The Abelle Scheme came into effect on April 29, 2002. The maximum number of share options that may be granted under the Abelle Scheme may not exceed 5% of the total
F 30
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

number of Abelle shares in issue. Of the 9,900,382 ordinary shares under the specific authority of the directors in terms of the Abelle Scheme, 4,440,000 shares have been offered to participants leaving a balance of 5,460,382 to be offered to eligible employees. In terms of the rules of the Abelle Scheme, the exercise price of the options granted must be equal to at least 112% of the fair market value of the shares at the date the participant is invited to apply for an option.
Options currently expire no later than 3 years from the grant date. 12 months after the options were granted, 50% of the total option grant are exercisable. 18 months after the options were granted, the remaining 50% of the total option grant is exercisable. Proceeds received by Abelle from the exercise of options are credited to share capital and additional paid in capital.
Details of the activity in the Abelle Scheme was as follows (For convenience of the reader, the Australian dollar amounts have been converted to US$ at the balance sheet date for the respective fiscal year):
Average
Average
Number of
exercise
exercise
Available
share
price
price
for
options
per share
per share
grant
granted
AUS$                      US$
Balance as at April 30, 2003
7,260,382            2,662,500
-
-
Share options granted during the year
(1,800,000)
1,800,000
-
-
Share options exercised during the year
-
(22,500)
(0.94)
(0.63)
Balance as at June 30, 2003
5,460,382
4,440,000
-
-
The options exercisable on June 30, 2003 were 1,640,000
The range of exercise prices for options outstanding at June 30, 2003 was A$0.30 to A$1.01. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of Abelle's stock over the period of the grants.
The following tables summarize information relating to the options outstanding at June 30, 2003 (Tables are denominated in Australian dollar and US$ where applicable):
Outstanding options weighted average
Contractual Exercise
Exercise
Range of prices
Number
life
price
price
AUS$
US$
of shares
(in years)
AUS$
US$
0.30 - 0.56
0.20 - 0.38
1,640,000                     1.20
0.40 0.27
0.75 - 1.01
0.51 - 0.68
2,800,000                     2.88
0.92 0.62
Total
4,440,000                     2.26                       0.73 0.49
Exercisable options
Weighted
Weighted
average
average
exercise
exercise
Range of prices
Number of
price
price
AUS$ US$
of
shares
AUS$
US$
0.30 - 0.56
0.20 - 0.38
1,640,000                     0.40                       0.27
Total
1,640,000
0.40
0.27
These options will expire if not exercised at specific dates ranging from February 2005 to June 2006. Market prices for options exercised during the three fiscal periods ended June 30, 2003 ranged from A$0.74 to A$1.10.
Upon acquisition by Harmony of Abelle on May 1, 2003, the 2,667,500 Abelle options outstanding at a weighted average exercise price of A$0.53 per option were fair valued. The weighted average fair value of the outstanding options was determined to be A$0.70 per option, and accordingly deferred stock-based compensation expense of
$1.3 million was recorded. $0.13 million was recognized as stock-based compensation expense related to these option grants in fiscal 2003. A further 1,800,000 Abelle options were granted on June 15, 2003 at A$1.01 per option. These options were fair valued at A$0.47 per option and deferred stock-based compensation of $0.5 million was recorded.
$0.02 million was recognized as stock-based compensation expense during fiscal 2003. The Company used the following assumptions in valuing the option grants:
2003
Expected life (in years)
3.0
Risk free interest rate
4.64%
Volatility
53.00%
Dividend yield
0.00%
The Company used the binomial method in determining the fair value of the Abelle options granted.
F 31
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

26
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
Commodity price sensitivity
As a general rule, the Company sells its gold production at market prices. The Company, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. A significant proportion of Randfontein Estate's, New Hampton and Hill 50's production was already hedged when acquired by the
Company. During the current fiscal year, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$8.6 million. The remaining outstanding contracts are now treated as speculative and any changes in the fair value of the remaining outstanding contracts will be reflected in the income statement. During the previous fiscal year, the inherited Randfontein hedge, which had been treated as speculative, was closed out at a cost of US$22.0 million before tax
(US$13 million after tax). The contracts of both New Hampton and Hill 50 were restructured towards the end of the 2002 financial year, to normal purchase, normal sale agreements by which the Company was obliged to physically deliver specified quantities of gold at future dates, subject to the pricing arrangements described below. Due to the closure of the hedge agreements as mentioned above, these contracts are now treated as speculative.
Maturity schedule of the Harmony Group's commodity contracts by type as at June 30, 2003
Mark-to-
June 30
June 30
June 30
June 30
June 30
June 30
market
2004
2005
2006
2007
2008
2009
Total
$'000
Forward Sales Agreements
Ounces
100,000         175,000         108,000       147,000       100,000         100,000         730,000         (26,346)
A$
/
ounce
513               513                510              515              518                518               514
Calls Contracts Sold
Ounces
95,000
130,000
40,000                   -                   -                   -
265,000
(7,612)
A$
/
ounce
540
512
552                   -                   -                  -
528
195,000
305,000
148,000
147,000
100,000
100,000
995,000
(33,958)
The contracts are classified as speculative and the marked-to-market movement is reflected in the income statement from
January 2003. The mark-to-market of these contracts was a negative US$34 million as at June 30, 2003. These values were based upon a gold price of US$346 (A$ 514) per ounce, exchange rates of US$/R7.51 and A$/US$ 0.67, respectively and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.
Maturity schedule of the Harmony Group's commodity contracts by type as at June 30, 2002
Mark-to-
June 30
June 30
June 30
June 30
June 30
June 30
June 30
market
2003
2004
2005
2006
2007
2008
2009
Total
$'000
Forward sales
Ounces
425,792         229,000         205,000       187,500         125,000       100,000         100,000
1,372,292         (69,667)
A$
/
ounce
514
522                524              523                514              518                518              519
Calls Contracts Sold
Ounces
62,425
175,500
130,000
40,000                     -                  -                     -
407,925
(18,247)
A$
/
ounce
545
544
512
552                    -                  -                     -
535
Put Contracts Bought
Ounces
33,000
-                 -                     -                     -                 -                      -
33,000
53
A$
/
ounce
500
-                 -                     -                     -                 -                      -
500
Total
521,217
404,500     335,000         227,500          125,000     100,000           100,000
1,813,217          (87,861)
The contracts were treated as normal purchase, normal sales contracts.
The mark-to-market of these contracts was a negative value of US$88 million as at 30 June 2002. These values were based on a gold price of US$316 (A$557) per ounce, exchange rates of R/US$10.39 and US$/A$0.57 and prevailing market interest rates and volatilies at the time. These valuations were provided by independent risk and treasury management experts.
Foreign currency sensitivity
In the ordinary course of business, the Company enters into transactions denominated in foreign currency (primarily US dollars).
In addition, the Group has investments and liabilities in Canadian, Australian and US dollars. As a result the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. the Company does not generally hedge its exposure to foreign currency exchange rates, however during the 2002 fiscal year, Harmony entered into monthly forward sales agreements amounting to US$180 million, of which US$90 million matured in the previous fiscal year and US$ 90 million matured over the period July 2002 to December 2002, at an average exchange rate of R/US$ 11.20. These contracts were entered into to preserve the revenue streams for the Free State operations.
F 32
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

These contracts were accounted for as cash flow hedges and changes in fair value are recorded as a component of shareholders' equity and subsequently reclassified to revenue on the contract expiry date.
The marked-to-market value of the transactions making up the positions as at June 30, 2002, was a positive US$5 million, the valuation was based on an exchange rates of R/$10.42 and the prevailing interest rates and volatilities at the time.
Concentration of credit risk
Financial instruments, which subject the Company to significant concentrations of credit risk, consist predominantly of cash and cash equivalents, short-term investments and various derivative financial instruments. The Group's financial instruments do not represent a concentration of credit risk as the Group deals with and maintains cash and cash equivalents, short-term investments and derivative financial instruments with a variety of well established financial institutions of high quality and credit standing. The credit exposure to any one counter party is managed by setting exposure limits, which are reviewed regularly. The Group's debtors and loans are regularly monitored and assessed and an adequate level of provision is maintained.
Interest rates and liquidity risk
Fluctuations in interest rates and gold lease rates impact on the value of short-term cash and financing activities.
Gold Lease Rates:
The Company generally does not undertake any specific actions to cover its exposure to gold lease rates in respect of its lease rate swaps. Through its acquisitions of New Hampton and Hill 50, the Company holds certain gold lease rate swaps, which will decline in each fiscal year as set forth below:
Gold lease rate swaps outstanding as at June 30, 2003:
2003
2004
2005
2006
2007
2008
2009
Ounces
1,399,000         770,000       585,000         400,000         225,000         125,000         25,000
Lease rate received
0.86%
1.03%
1.04%
1.04%
1.05%
1.05%
1.05%
Gold lease rate swaps outstanding as at June 30, 2002:
2003
2004
2005
2006
2007
2008
2009
Ounces
1,906,500     1,879,000     1,170,000      1,170,000
900,000
675,000
675,000
Lease rate received
1.0%
1.0%
1.2%
1.2%
1.0%
1.1%
1.1%
The above instruments are all treated as speculative. The mark-to-market of the above contracts was a positive US$120,000 as at June 30, 2003 (2002: negative US$8.1 million), based on valuations provided by independent treasury and risk management experts.
Interest Rate Swaps:
The Group has interest rate swap agreements to convert R600 million (US$80 million) of its R1.2 billion (US$160 million) fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond and comprises two separate tranches:
(a) R400 million (US$53 million) receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 1,8%.
(b) R200 million (US$27 million) receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 2,2%.
These transactions which mature in June 2006 are designated as fair value hedges. The mark-to-market value of the transactions was a negative US$4 million as at June 30, 2003 (2002: Negative US$21 million).
Surplus Funds
In the ordinary course of business, the Group receives cash from its operations and is required to fund its working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to provide sufficient liquidity at the minimum risk.
Fair value
The fair value of the financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. The carrying amount of the receivables, all accounts payable and cash and equivalents are a reasonable estimate of the fair values because of short-term maturity of such instruments. The investments in the environmental trust funds approximates fair values as the funds are invested in short-term maturity investments. Listed investments (including those in the environmental trust fund) are carried at market value. Long-term loans, other than the bonds, approximates fair value as they are subject to market based rates. The carrying value of the bond approximated its fair value as at June 30, 2003 and 2002, respectively.
F 33
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

27
CASH PROVIDED BY OPERATIONS
2003
2002
2001
$'000
$'000
$'000
Reconciliation of profit before taxation to cash generated from operations:
Income before taxation
97,515
103,659                 29,804
Adjustments for:
(Profit)/loss on sale of other assets and listed investments
(59,243)
(4,524)
907
Profit on sale of mining assets
(2,129)
(1,965)
(10,568)
Depreciation and amortization
60,931
30,183                 31,417
Impairment of assets
117,594
44,284                 28,266
Gain on financial instruments
(43,154)
(8,939)
(18,433)
Net (decrease)/increase in provision for environmental rehabilitation
3,446
15,192                 (6,817)
Net decrease/(increase) in provision for former employees'
post retirement benefits
3
43                 (2,241)
Other non cash transactions
31
81                     (283)
Income and mining taxes paid
(43,514)
(8,590)
(3,998)
Cash cost to close out hedges
(8,637)
(21,951)
-
Stock-based compensation
1,761
9,434                            -
Decrease/(increase) in deferred stripping assets
1,397
(486)
(2,697)
Effect of changes in operating working capital items:
Receivables
18,346
11,347                 (35,963)
Inventories
(13,126)
(8,329)
(10,744)
Accounts payable and accrued liabilities
24,205
2,480                  47,687
Cash generated by operations
155,426
161,919                  46,337
28
ADDITIONAL CASH FLOW INFORMATION
The income and mining taxes paid in the statement of cash flow represents actual cash paid.
a)     Non
cash-items
Excluded from the statements of consolidated cash flows are the following:
i)
For the year ended June 30, 2003
- The minorities' share in the profit of Abelle.
- The $5.4 million mark-to-market of listed and other investments.
ii)
For the year ended June 30, 2002
- The minorities' share in the profits of Elandskraal.
- The $48.9 million mark-to-market of listed and other investments.
- The $6.1 million mark-to-market of derivatives qualifying as hedges.
iii)
For the year ended June 30, 2001
- The minorities' share in the profits of Elandskraal.
- The $9.9 million mark-to-market of listed and other investments.
- The $1.0 million mark-to-market of derivatives qualifying as hedges.
b)    Acquisitions of Subsidiaries / Businesses
i)
For the year ended June 30, 2003
(a) With effect from May 1, 2003, the Company had acquired a majority shareholding in Abelle and during the period to
June 30, 2003 increased its shareholding such that as at June 30, 2003, the Company had acquired 87% of the issued share capital of Abelle. The aggregate fair value of the assets acquired and liabilities assumed were :
2003
$'000
Inventories
1,224
Accounts receivable
534
Investments
632
Tangible assets
154,153
Accounts payable and accrued liabilities
(2,320)
Provision for environmental rehabilitation
(1,334)
Deferred tax
(43,308)
Minority interest
(14,897)
Total purchase price
94,663
Paid for by cash
(105,433)
Cash and cash equivalents at acquisition
(10,770)
F 34
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

ii)
For the year ended June 30, 2002
(a)  With effect from April 1, 2002, Harmony acquired the remaining 10% interest in Elandskraal from Khuma Bathong.
The fair value of assets acquired were as follows:
2002
$'000
Property, plant and equipment
9,640
Net minority interest in Elandskraal
8,813
Total purchase price
18,453
Paid for by cash
(18,453)
(b)  With effect from April 1, 2002, Harmony acquired the entire share capital of Hill 50 and its subsidiaries. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
2002
$'000
Inventories
4,756
Accounts receivable
2,585
Property, plant and equipment
242,136
Accounts payable and accrued liabilities
(12,736)
Long-term liabilities
(4,580)
Deferred financial liability
(83,007)
Deferred tax
(38,875)
Total purchase price
110,288
Paid for by cash
(124,774)
Cash and cash equivalents at acquisition
(14,485)
iii)
For the year ended June 30, 2001
(a)  With effect from April 9, 2001, the Company acquired Elandskraal (Elandsrand and Deelkraal mines) from
AngloGold. The aggregate fair value of the assets acquired and liabilities assumed were as follows:
2001
$'000
Property, plant and equipment
130,909
Investments
6,789
Long-term liabilities
(6,789)
Total purchase price
130,909
Paid for by cash
(130,909)
(b)  With effect from April 1, 2001, the Company had acquired a majority shareholding in New Hampton and during the period to June 30, 2001 increased its shareholding such that as at June 30, 2001, the Company had acquired
100% of the issued share capital of New Hampton. The aggregate fair value of the assets acquired and liabilities assumed were:
2001
$'000
Inventories
5,455
Accounts receivable
2,272
Investments
3,260
Property, plant and equipment
75,898
Accounts payable and accrued liabilities
(18,545)
Long-term liabilities
(39,808)
Total purchase price
28,532
Paid for by cash
(28,532)
c) Disposal of Subsidiaries/Businesses
i)
For the year ended June 2001
(a) With effect from April 24, 2001, Harmony disposed of a 10% interest in Elandskraal to Khuma Bothong.
The book value of assets and liabilities disposed of were :
2001
$'000
Property, plant and equipment
13,271
Stores
871
Total sales price
14,142
Paid for by way of receivables
(14,142)
F 35
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

29
COMMITMENTS AND CONTINGENCIES
2003
2002
$'000
$'000
Capital expenditure commitments
Contracts for capital expenditure
3,732
3,055
Authorized by the directors but not contracted for
231,244
24,535
234,976
27,590
This expenditure will be financed from existing cash resources.
Contingent liabilities
Guarantees and suretyships
2,031
481
Environmental guarantees
10,014
7,892
12,045
8,373
30
SUBSEQUENT EVENTS
(a)    On July 15, 2003, the Company announced the acquisition of 11.5% or 77,540,830 ordinary shares in Avgold Limited
("Avgold") from Anglo South Africa Capital (Proprietary) Limited ("Anglo") for a consideration of R7.91 per Avgold share. The consideration was discharged by the issue of 6,960,964 new Harmony shares, comprising 3.8% of the then issued share capital of Harmony. The agreement with Anglo provides that should the Company make an offer to acquire the other Avgold shareholder's interest, the consideration payable to Anglo will be adjusted to reflect the amounts paid to the other Avgold shareholders.
(b)   On May 2, 2003, Harmony and ARMgold Limited announced details on a proposed merger of their operations. The transaction was effected by the issue of two Harmony shares for every three ARMgold shares held. Approximately 63.67 million Harmony shares were issued. The ratio was calculated with reference to the 30-day volume weighted average traded price of Harmony and ARMgold shares prior to the final negotiation of the terms of the merger. In addition, ARMgold paid a special dividend of R6.00 per ARMgold share prior to the implementation of the merger. The transaction will be treated as a purchase by the Company for accounting purposes and was completed on September 23, 2003 following the final court approval of the scheme of arrangements.
(c)    Randfontein Estates Limited ("Randfontein"), a wholly owned subsidiary of the Company, entered into an agreement with
Africa Vanguard Resources (Proprietary) Limited ("Africa Vanguard") on January 21, 2003, in terms of which Randfontein disposed of 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a purchase consideration of R250 million ($34 million), which comprised a cash payment of R140 million ($19 million), and R110 million ($15 million)
payable over a period of 10 years, the monthly payment amount which is determined by reference to a predetermined gold price formula. Randfontein and Africa Vanguard also entered into a joint venture agreement on the same day, in terms of which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area by means of the Doornkop
Joint Venture. The agreements were subject to the fulfilment of certain conditions precedent, the last of which was fulfilled on
August 12, 2003. The agreements were implemented, and the cash portion of the purchase price of $19 million was received by the Company on August 15, 2003. For accounting purposes, the consideration will not be accounted for as a sale. The
Company has determined that Africa Vanguard and the Doornkop Joint Venture are variable interest entities with the
Company as the primary beneficiary pursuant to FIN 46. Accordingly the Company will consolidate the results of the operations and financial position of Africa Vanguard and the Doornkop Joint Venture.
(d)    The Company disposed of its 31.7% shareholding in Highland Gold on October 14, 2003, for GBP2.05 per share, realizing cash proceeds of approximately US$119 million. This resulted in a pre-tax gain of US$92 million being realized on the original investment of US$27 million.
(e)   On October 17, 2003, the Company disposed of its 17,074,861 shares in High River for US$22.5 million, realizing a pre-tax gain of $8 million on the orginal investment of US$14.5 million made in November 2002. The selling price of C$1.75 per share represented a 12.5% discount on the previous day's closing price.
(f)
The Company entered into an agreement to dispose of its wholly owned subsidiary, Kalahari Goldridge Mining Company
Limited (Kalgold), to The Afrikander Lease Limited (Aflease) on November 7, 2003, for US$39 million. The purchase consideration of $39 million will be settled by a cash payment of $19.5 million and the balance through the issue of new
Aflease ordinary shares to Harmony. The Kalplats platinum rights were not disposed of to Afleases as part of this transaction.
(g)   On November 13, 2003, the Company announced that it had reached an agreement in principle regarding the acquisition of
Avmin's 286,305,263 shares or 42.2% interest in Avgold Limited (Avgold) at R10.11 per ordinary share. The consideration will be settled by the issue of 28,630,526 new Harmony ordinary shares. Should the acquisition of the Avgold shares become unconditional, the Company will own approximately 54% of Avgold's outstanding share capital, and a mandatory offer of 1
Harmony ordinary share per 10 Avgold ordinary shares will be made to Avgold's minority shareholders. Assuming a 100%
acceptance of the offer, a total of 60,059,379 Harmony ordinary shares will be issued. As part of this transaction Avmin will acquire the Kalplats platinum rights from Harmony, the consideration for which will be discharged by the issue of 2 million new Avmin ordinary shares to Harmony.
(h)   On December 2, 2003, the Company announced that it has entered into a letter of intent to potentially dispose of its gold mining interest in Harmony Gold Canada Inc. (Bissett) to San Gold Resources Corporation (San Gold) for C$7.5 million. The terms of a letter of intent provide for a 90-day option and due diligence period. during this period three payments of US$
F 36
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

50,000 will be made at intervals of 2, 30 and 60 days. The first payment has already been received. At the end of the three-
month period, San Gold can complete the transaction by paying the Company C$3.5 million in cash and C$4 million in either cash, or by issuing San Gold shares valued at that amount. The assets of Bissett consist of the Bissett Gold Mine, a 1,200-
ton per day mill, complete with a tailings management area and environmental license.
31
GEOGRAPHICAL AND SEGMENT INFORMATION
The company is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.
The results of Abelle have been included from May 1, 2003, as this is the date from which the Company's chief operating decision maker received discrete financial information related to the acquisition during the 2003 fiscal year. The segment results have been presented in SA GAAP and reconciled to US GAAP as SA GAAP financial information is what the Company's chief operating decision maker reviews in allocating company resources and in making investment decisions.
Segmental information includes the results of Abelle from May 1, 2003, as part of the Australian operations, as well as the results of the Freegold joint venture from January 3, 2002 and Hill 50 from April 1, 2002, as well as the results of operations of
Elandskraal and New Hampton from their acquisition date of April 1, 2001 respectively. Gold operations are internally reported based on the following geographic areas: Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold and Australian
operations. The Free State, Evander, Kalgold, Randfontein, Elandskraal and Free Gold are specific gold producing regions within
South Africa. The Bissett mine, which ceased operations at the end of fiscal 2001, has been reported as part of the "other"
segment for fiscal 2002 and 2003. The Bissett mine is located in Canada and the New Hampton, Hill 50 and Abelle mines are located primarily in Western Australia. The Company also has exploration interests in Southern Africa and Australia which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.
The segmental split on a geographical basis is:
Year ended June 30, 2003
Reconciliation
FreeGold
of segment
Rand-
Elands-
joint
Aus-
data to the
Free State
Evander
Kalgold
fontein
kraal
venture
tralian
consolidated
(South
(South
(South
(South
(South
(South
oper-
financial
Africa)
Africa)
Africa)
Africa)
Africa)
Africa)
ations
Other statements
Total
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
Profit and loss
Revenue
206,112     116,917     24,536     161,655   120,888     189,701     165,351
-     (203,367) 781,792
Production costs
(166,295)
(87,113)
(16,552)  (104,185) (100,459)  (116,388)  (134,104)
-     125,350   (599,746)
Cash
operating
profit
39,817      29,804         7,984      57,470     20,429      73,313        31,246
-     (78,016)    182,046
Other revenues
(2,647)
1,994
(12)
(555)
930
14,107         3,375      (6,231)
(9,808)
1,153
Other income/(costs)
(21,757)
(8,822)
(2,162)
(8,727)
(23,548)
(20,583)
(98,419)
13,477
84,858
(85,684)
Including:
- Interest expense
(27,021)
(79)
(2)
(194)
(1)
(7,734)
(26)
(73)
7,734 (27,396)
- Employment termination cost
(1,574)
(1,212)
-
(565)
(1,152)
-
(595)
- -
(5,098)
- Depreciation and amortization
(10,697)
(4,492)
(1,305)
(7,160)
(3,719)
(7,622)
(28,479)
(285)
2,828
(60,931)
-
Impairment
-                -                -               -                -               -
(88,909)
-
(28,685) (117,594)
-
Financial
instruments
-                -                -               -                -               -
48,195               -
(5,041)
43,154
Operating profit/(loss)
before
tax
15,413       22,976        5,810     48,188       (2,191)
66,837     (63,798)
7,246       (2,967)
97,515
Taxation expense
(2,303)
(5,665)
(1,037)
(16,390)
(8,439)
(17,982)
27,141
(5,285)
4,705
(25,256)
Net profit/(loss) for the period
before minority interest
13,110
17,311
4,773
31,798
(10,630)
48,855
(36,657)
1,961
1,738
72,260
Ounces sold (**)
563,199    360,184      74,590    491,890     366,599   577,714     509,654
-
(577,714) 2,366,116
Tonnes milled (`000) (*)
5,885         2,345       1,195        5,374         3,294       5,162
7,883
-
(5,162)
25,976
Capital expenditure
13,859       10,807       7,620        4,030       15,460     37,340
157,100
267     (37,340)   209,142
Total assets
812,220
148,746      51,392    288,248       46,674   183,910     127,611   358,090   (133,830) 1,883,060
Total liabilities
443,863
39,109       (1,632)
74,150       24,962   104,129    163,773      19,606     (63,240)   804,720
(*)Production statistics are unaudited.
Notes to the reconciliation of segment data to the consolidated financial statements
(a)   Reversal of proportionate consolidation
For management reporting purposes, the Free Gold Company which is a joint venture, is proportionately consolidated. Under
US GAAP, the equity method of accounting is applied in accounting for joint ventures.
(b)   Free Gold Company - Acquisition date
For management reporting purposes, the Free Gold Company results have been included from the date upon which the
Company assumed joint operational control of the assets together with the seller. Under US GAAP, the Company accounts for its interest in the Free Gold Company from the date that all the conditions precedent to the transaction were met, and the assets were no longer subject to joint operational control.
F 37
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(c)    Free Gold Company - Purchase price
For management reporting purposes, the purchase price was determined as the sum of a cash payment, the fair value of an interest free loan and the taxes payable on the transaction by the seller. Under US GAAP, the purchase price was determined as the sum of a cash payment, the fair value of the interest free loan, the taxes payable on the transaction by the seller, offset by the cash flows generated by the joint venture during the period the assets were subject to joint operational control with the seller, as the cash flows generated during this period were for the account of the joint venture.
(d)   Reversal of previously recognized impairments
For management reporting purposes, certain impairments recognized in prior periods have been reversed. Under US GAAP, the reversal of previously recognized impairments is not permitted.
(e)    Investments
For management reporting purposes, the Placer Dome investment was classified as a trading security with any change in fair value recognized in income. Under US GAAP, the Placer Dome securities has been classified as available-for-sale with changes in fair value reflected in a separate component of shareholders' equity.
(f)
Stock based compensation
For management reporting purposes, stock based compensation expense has not been recognized. Under US GAAP, the
Company has recognized stock based compensation expense for options granted subsequent to January 18, 2001.
(g)    Exploration costs
For management reporting purposes, exploration costs are capitalized. Under US GAAP, exploration costs are capitalized from the date upon which a bankable feasibility study has been completed.
(h)   Provision for environmental rehabilitation
(i)
Method of recognition
For management reoprting purposes, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset is raised. Under US GAAP, prior to fiscal 2003, environmental rehabilitation costs have been provided for, based on the units of production method on the expected ultimate rehabilitation amount.
(ii)
Amortization of rehabilitation asset
The rehabilitation assets carrying value for management reporting purposes is different to that under US GAAP, which results in a different amortization charge.
(iii)
Disclosure of the accretion of the asset retirement obligation
For management reoprting purposes, the accretion of the asset retirement obligation is split between interest expense and operating expense. Under US GAAP, the entire accretion of the asset retirement obligation is treated as an operating expense.
(i)
Business combinations - traded equity securities issued as consideration
For management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under US GAAP, traded equity securities issued as consideration in a business combination are valued at the date upon which the terms of the transaction are announced. This gave rise to an additional fair value adjustment which is being amortized under US GAAP.
(j)
Loan to share purchase scheme
For management reporting purposes, loans to the share purchase scheme to enable the scheme to purchase Company shares are recorded as assets. Under US GAAP, such loans are recorded as a reduction of share capital.
(k)   Tax effect of adjustments
Reflects the taxation effects of the above described US GAAP adjustments to the management reporting information.
(l)
Revenue recognition
For management reporting purposes, revenue was recognised prior to title passing to the buyer. Under US GAAP, revenue is recognized when the risks and rewards of ownership and title pass to buyer.
F 38
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Year ended June 30, 2002
Reconciliation
FreeGold
of segment
Rand-
Elands-
joint
Aus-
data to the
Free State
Evander
Kalgold
fontein
kraal
venture
tralian
consolidated
(South
(South
(South
(South
(South
(South
oper-
(*)
financial
Africa)
Africa)
Africa)
Africa)
Africa)
Africa)
ations
Other    statements
Total
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
116,773
17,506
Profit and loss
Revenue
179,341
159,629
133,834              89,998              66,402                 1,804             (89,998)            675,287
Production costs
(132,430)
(70,867)
(12,727)
(99,279)
(93,167)
(42,317)
(59,536)
(906)
42,317           (468,912)
Cash operating profit
46,911                  45,905                4,778            60,350                  40,667              47,681                6,866
898             (47,681)            206,375
Other revenues
6,633                    1,631
9               2,489          356                 1,950                5,858                 4,577              (1,950)
21,553
Other income/(costs)
(3,212)
(4,350)
(1,276)
(28,001)
(12,493)
(8,248)
5,210                (1,745)
(70,154)          (124,269)
Including:
- Interest expense
(18,303)
(3)
(2)
(1)
-                  (3,476)
(1,157)
388               3,476
(19,077)
- Employment termination cost
(1,611)
(159)
-               (3,046)
(503)
-              (3,163)
(293)
-                 (8,775)
- Depreciation and amortization
(8,028)
(2,581)
(1,121)
(5,017)
(3,560)
(2,962)
(6,810)
(110)
7            (30,183)
- Impairment
6,860                           -                        -
1,176                        -                         -
(42,856)
-
(9,464)
(44,284)
- Financial instruments
971                          -                        -
(12,110)
-                         -
15,634
4,444                     -
8,939
Operating profit/(loss) before tax
50,332                 43,187                 3,511             34,837              28,529                41,382              17,934                  3,731
(119,784)           103,659
Taxation expense
(7,347)
(14,719)
4,220           (13,741)
(1,451)
(13,318)
(490)
(10,311)
42,789             (14,368)
Net profit/(loss) for the period
before minority interest
42,985                 28,468                  7,731             21,096              27,078                 28,064             17,444                 (6,580)
(76,995)
89,291
Ounces sold (**)
611,944                 415,382                62,179           561,638             476,059            104,005           252,993
8,263        (104,005)         2,388,458
Tonnes milled (`000) (**)
5,003                     2,595                  1,060               5,293                3,617                     863                5,273
40               (863)
22,881
Capital expenditure
9,336                    9,596                   2,419               1,483
13,725                    3,137
22,862                    (454)
(3,137)
58,967
Total assets
558,343
117,618                  31,934
214,898            37,815                  94,446
287,190                 20,902          (68,006)         1,295,141
Total liabilities
235,096                  35,778                  (2,198)
48,556             12,782                 58,496
195,276                   4,541          (46,309)            542,015
(*)
The Bissett mine in Canada was placed on care and maintenance at the end of the previous financial year, and clean-up results amounting to $1.8 million revenue (257kg) and $0.9 million production costs were reflected under "other" for 2002.
(**) Production statistics are unaudited.
Year ended June 30, 2001
Reconciliation
FreeGold
of segment
Rand-
Elands-
joint
Aus-
data to the
Free State
Evander
Kalgold
fontein
kraal
venture
tralian
consolidated
(South
(South
(South
(South
(South
(South
oper-
financial
Africa)
Africa)
Africa)
Africa)
Africa)
Africa)
ations
Other    statements
Total
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
Profit and loss
Revenue
188,101
125,142              13,507
194,363               37,219               18,057              14,245
-
590,634
Production costs
(181,239)
(91,053)
(12,834)          (158,984)
(25,685)
(17,779)
(14,636)
-                                     (502,210)
Cash operating profit
6,862                    34,089
673                35,379               11,534
278
(391)
-
88,424
Other revenues
5,502                     4,437
60                  4,823
30 2,274                   202                 (742)
16,586
Other income/(costs)
(29,520)
(2,514)
(2,324)
(13,582)
(2,836)
(2,696)
(24,380)
2,754                 (108)
(75,206)
Including:
- Interest expense
(7,274)
(4)
(13)
(3,412)
-               (2,416)
(1,473)
(415)
(15,007)
- Employment termination cost
-                            -
(72)
(4,521)
-                         -
-
(136)
(4,729)
- Depreciation and amortization
(12,130)
(1,912)
(1,940)
(6,904)
(3,386)
(1,343)
(3,282)
(412)
(108)
(31,417)
- Impairment
(5,624)
(1,493)
-                (1,524)
-
-
(19,625)
-
(28,266)
- Financial instruments
-                             -                       -
5,596                        -
2,044                    -                       -
7,640
Operating profit/(loss) before tax
(17,156)
36,012
(1,591)
26,620
8,728                  (144)
(24,569)
2,012                 (108)
29,804
Taxation expense
1,029                 (10,028)
-               (4,073)
(2,082)
-
-
529
(14,625)
Net profit/(loss) for the period
before minority interest
(16,127)
25,984
(1,591)
22,547
6,646                  (144)
(24,569)
2,541                (108)
15,179
Ounces sold (**)
686,223                   458,212                49,351           723,421              122,880               55,653            44,303
-
2,140,043
Tonnes milled (`000) (**)
5,831                      2,737                  1,058               6,931                     778                 1,200                 293
-
18,828
Capital expenditure
14,959                      8,534                  4,049               6,525                   7,704               2,219               6,123                  2,424
52,537
Total assets
282,979                  106,125                 21,368           270,561              151,229            128,443
8,150                60,049
921
1,029,825
Total liabilities
254,834                   35,512                   3,666             86,658                19,826              30,799                2,874               22,438          (1,012)          455,595
(**) Production statistics are unaudited.
F 39
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

REPORT OF THE INDEPENDENT AUDITORS
TO THE MEMBERS OF ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

/S/ PRICEWATERHOUSECOOPERS INC.Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
December 12, 2003

We have audited the accompanying balance sheets of the ARMGold/Harmony Freegold Joint Venture (Pty) Limited and its subsidiaries (the "Company") as of June 30, 2003 and 2002, and the related consolidated statements of income, cash flows and of changes in shareholders' equity for  year ended June 30, 2003 and the six-month period ended 30 June, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures included in the annual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002, and the results of their operations and their cash flows for the year ended June 30, 2003 and the six-month period ended June 30, 2002, in conformity with South African Standards of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

South African Standards of Generally Accepted Accounting Practice vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for the year ended June 30, 2003 and the six-month period ended June 30, 2002 and the determination of the shareholders' equity at June 30, 2003 and 2002 to the extent summarized in Note 29 to the financial statements.

F 40
PRICEWATERHOUSECOOPERS INC.
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
December [ ], 2003

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 41
INCOME STATEMENT
FOR THE YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002
12 months
6 months
2003
2002
Notes
R'000
R'000
Revenue 3 464 045
F 40
1 835 945
Cash operating costs
4
(2 125 466) ( 863 262)
Cash operating income
1 338 579
972 683
Interest received
5
217 792 37 512
Profit on sale of property 39 965 2 256
Interest paid
6
( 205 842)
( 105 002)
Cash income
1 390 494
907 449
Depreciation and amortization ( 139 186) ( 60 426)
Ongoing rehabilitation expenses ( 16 932) ( 20 000)
Reversal of provision for rehabilitation 5 495 -
-
( 2 226)
Income before tax
7
1 239 871
824 797
8
( 328 369)
( 271 680)
911 502
553 117
Taxation
Provision for post retirement benefits
Net income for the period

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 42
2003
2002
Notes
R'000
R'000
ASSETS
Non-current assets
Property, plant and equipment
9
2 829 594 2 698 021
Investments
10
554 720 458 647
11
2 -
Restricted cash
14
89 435
-
Total non-current assets
3 473 751
3 156 668
Current assets
Inventories
12
19 765 15 744
Receivables
13
214 962 118 957
Cash and cash equivalents
14
445 810 1 006 529
Total current assets
680 537
1 141 230
Total assets
4 154 288
4 297 898
EQUITY AND LIABILITIES
Shareholders' equity
Share capital issued
15
20 20
Retained earnings 1 164 619 553 117
Total shareholders' equity
1 164 639
553 137
Non-current liabilities
Long term loans
16
1 765 699 2 112 338
17
319 959 267 277
18
2 226 2 226
8
614 216 333 662
Total non-current liabilities
2 702 100
2 715 503
Current liabilities
Accounts payable and accrued liabilities
19
244 080 1 020 627
Income and mining tax payable
8
43 469 8 631
Total current liabilities
287 549
1 029 258
Total equity and liabilities
4 154 288
4 297 898
Provision for environmental rehabilitation
Deferred tax liability
Provision for post-retirement benefits
BALANCE SHEET
Investments in subsidiaries and group companies
AS AT JUNE 30, 2003 AND 2002

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 43
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002
Number of
Retained
shares
Capital
Earnings
Total
R'000
R'000
R'000
Balance at January 1, 2002
-
-
-
-
Shares issued 20 000 20 - 20
Net income for the period                                                                       - - 553 117
553 117
Balance at June 30, 2002
20 000
20
553 117
553 137
Net income for the period -
-
911 502
911 502
Dividends paid -
-
( 300 000) ( 300 000)
Balance at June 30, 2003
20 000
20
1 164 619
1 164 639

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 44
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002
12 months
6 months
2003
2002
Notes                                     R'000
R'000
Cash flow from operations
Cash received from customers 3 462 307
1 822 898
Less: payments made to suppliers and employees 2 339 185
753 340
23
1 123 122
1 069 558
Interest received 156 290 37 512
Interest paid ( 157 123) ( 56 535)
Taxation paid ( 8 631) -
Net cash provided by operations
1 113 658
1 050 535
Acquisition of business
24
( 120 000) (1 800 000)
Proceed on disposal of mining assets 55 259 2 507
Additions to property, plant and equipment ( 141 948)
( 31 724)
Cost of acquisitions capitalized -
(32)
Loans to subsidiaries (2) -
Amounts invested in environmental trusts (71) ( 14 777)
Net cash utilized in investing activities
( 206 762)
(1 844 026)
(Decrease)/Increase in amounts due to holding companies ( 391 303)
1 800 000
Decrease in other borrowings ( 686 877) -
Ordinary shares issued-net of expenses - 20
Dividends paid ( 300 000) -
Net cash generated by financing activities
(1 378 180)
1 800 020
Net increase in cash and cash equivalents
( 471 284) 1 006 529
Cash and cash equivalents - beginning of period
1 006 529 -
Cash and cash equivalents - end of period
14
535 245
1 006 529
Cash generated from operations
Cash flow from investing activities
Cash flow from financing activities

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 45
NOTES TO THE FINANCIAL STATEMENTS
1.
NATURE OF OPERATIONS
2.
FUNCTIONAL CURRENCY
The functional currency of the Company is the South African Rand.
3.
SIGNIFICANT ACCOUNTING POLICIES
3.1    BASIS OF PREPARATION
3.2     USE OF ESTIMATES
3.3     FINANCIAL INSTRUMENTS
3.4    CASH AND CASH EQUIVALENTS
3.5     INVESTMENTS
Listed investments
Unlisted investments
The financial statements are prepared on the historical cost basis except for certain financial instruments, which are carried at fair value. The accounting policies as set out below have been consistently applied, and comply with South African Statements of Generally Accepted Accounting Practice ("SA GAAP") and the South African Companies Act.
Financial instruments are initially measured at cost including transaction costs. Subsequent to initial recognition, these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and bank balances, money market instruments, investments, receivables, trade creditors and borrowings.
Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.
Investments in listed companies are carried at market value. Market value is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Movement in the carrying amount of trading securities are charged to the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged to the income statement.
Unlisted investments are reflected at fair value, or cost, where fair value cannot reliably be measured. Fair value is based on directors' valuation. If the directors are of the opinion that there has been a permanent impairment in the value of any of these investments, they are written down and recognized as an expense in the period in which the diminution is determined to have taken place.
The ARMgold/Harmony Freegold Joint Venture (Pty) Limited ("Free Gold") operates in the gold mining industry in South Africa. Gold bullion, the Company's principal product, is produced at its operations and sold in South Africa and internationally.

The preparation of the financial statements in conformity with SA GAAP requires the Company's management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by management include the valuation and amortization of long lived assets as well as estimates of exposure and liabilities with regard to rehabilitation costs, employee benefit liabilities and taxation. Actual results could differ from those estimates.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 46
NOTES TO THE FINANCIAL STATEMENTS
3.6 INVENTORIES
3.7 RECEIVABLES
3.8 ACCOUNTS PAYABLE
3.9 BORROWINGS
3.10
3.11 PROPERTY, PLANT AND EQUIPMENT
(a) Mining assets
Accounts receivable are stated at the gross invoice value, adjusted for payments received and an allowance for doubtful debts, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.
Interest-free loans are shown at cost, as no fair value can be determined due to the fact that no interest is charged and there are no fixed terms for repayment.
Accounts payable are stated at cost, adjusted for payments made to reflect the value of the anticipated economic outflow of resources.
Inventories, which include gold in process and supplies , are stated at lower of cost or net realizable value after appropriate allowances for redundant and slow-moving items.
Stores and materials consist of consumable stores and are valued at average cost after appropriate provision for redundant and slow moving items.
Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to make the sale.
Exploration costs are expensed as incurred. When a decision is taken that a mining property is capable of commercial production, all further pre-production expenditure is capitalized. Costs related to property acquisitions and mineral and surface rights are capitalized. Where the directors consider that there is little likelihood of the properties or rights being exploited or the value of the exploration rights have diminished below cost, a write down is effected against exploration expenditure.
Mining assets, including mine development costs and mine plant facilities are initially recorded at cost, whereafter it is recorded at cost less accumulated amortization and impairment. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs. Interest on borrowings to specifically finance the establishment of mining assets is capitalized until commercial levels of production are achieved. Development costs incurred to evaluate and develop new orebodies, to define mineralization in existing orebodies to establish or expand productive capacity are capitalised. Mine development costs in the ordinary course to maintain production are expensed as incurred. Initial development and pre-production costs relating to a new orebody are capitalized until the orebody achieves commercial levels of production at which time the costs are amortized as set out below.
EXPLORATION COSTS
Borrowings are recognized at amortized cost, comprising original debt less principal payments and amortizations.
Bullion on hand and gold in process represents production on hand after the smelting process. It is valued using the weighted average cost method. Costs include production, amortization and related administration costs.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 47
NOTES TO THE FINANCIAL STATEMENTS
3.11 PROPERTY, PLANT AND EQUIPMENT (Continued)
(b) Non-mining fixed assets
(c) Depreciation and amortization
3.12 ENVIRONMENTAL OBLIGATIONS
Annual changes in the provision consist of finance cost relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortized as noted in the Company's accounting policy.
A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized in prior years.

The estimates of future discounted cash flows are subject to risk and uncertainties including the future gold price and exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company's environmental management plans in compliance with current technological, environmental and regulatory requirements.
The recoverability of the carrying value of the long term assets of the Company, which include development costs, are annually compared to the net book value of the assets, or whenever events or change in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price. In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the Company's weighted average cost of capital as determined by the Capital Asset Pricing Model. An impairment is recognized in the income statement whenever the carrying amount of the asset exceeds its recoverable amount, to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are amortized in line with the Company's accounting policies.
Amortization is first charged on mining ventures from the date on which the mining ventures reaches commercial production quantities.
Depreciation and amortization of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units-of-production method based on the estimated proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.
Land is shown at cost and not depreciated. Buildings and other non-mining fixed assets are shown at cost less accumulated depreciation.
(d) Impairment
The net present value of future rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect the time value of money.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 48
NOTES TO THE FINANCIAL STATEMENTS
3.12    ENVIRONMENTAL OBLIGATIONS (Continued)
3.13   ENVIRONMENTAL TRUST FUNDS
3.14   PROVISIONS
3.15   DEFERRED TAXATION
3.16  PENSION PLANS AND OTHER EMPLOYEE BENEFITS
(a) Pension plans
(b) Medical plans
Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.
Provision are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
The Company follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method, deferred income and mining taxes are recognized for the tax consequences of temporary differences by applying expected tax rates to the differences between the tax base of certain assets or liabilities and its balance sheet carrying amount. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognized directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any change in tax rates is recognized in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.
The Company provides medical cover to current employees through several fundss. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognized in the income statement.
The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, post-retirement benefits and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.
Annual contributions are made to the Company's trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the company's mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trust plus growth in the trust funds are included under investments on the balance sheet.
Pension plans are funded through annual contributions. The Company's contributions to the defined contribution pension plans are charged to the income statement in the period to which they relate. The Company's liability is limited to its annually determined contributions.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 49
NOTES TO THE FINANCIAL STATEMENTS
3.17   FOREIGN CURRENCY TRANSACTIONS
3.18   REVENUE RECOGNITION
(a) Revenue
(b) Interest income
3.19   DIVIDENDS DECLARED
Dividends paid are recognized when declared by the Board of directors.
3.20  COMPARATIVES
12 months
6 months
2003
2002
R'000
R'000
4.
CASH OPERATING COSTS
Labour costs, including contractors 1 279 957 266 108
Stores and materials 538 651 103 179
Water and electricity 255 088
57 698
Changes in inventory ( 4 138) ( 11 818)
Other
448 095
2 125 466
863 262
5.
INTEREST RECEIVED
Bank and call accounts 156 033 17 650
AngloGold 204 4 929
Rehabilitation funds 61 502 14 777
55 908
Other 53 156
217 792
37 512
Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Company.
Cash operating costs include mine production, transport and refinery costs, movement in inventories and ore stockpiles . These costs, analyzed by nature, consist of the following:
Revenue represents gold sales and is recognized when the risks and rewards of ownership has passed to the buyer with delivery from the refinery. Sales revenue excludes value-added tax but includes the net profit and losses arising from financial derivatives that meet the definition of a normal sale to the extent that they relate to that metal and have been matched at the date of the financial statements.
Comparative figures are for the 6 months ended June 30, 2002, as the Company was operating from effective January 1, 2002. Where necessary the comparative figures have been adjusted to conform with changes in presentation in the current year.
Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains and losses and costs associated with foreign currency transactions are recognised in the income statement in the period to which they relate. These transactions are included in the determination of other income - net.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 50
NOTES TO THE FINANCIAL STATEMENTS
12 months
6 months
2003
2002
R'000
R'000
6.
INTEREST PAID
Loans - shareholders 157 019 29 080
Loan - Anglo 43 224
75 922
Interest portion of rehabilitation provision accretion
5 495
-
Other
104 -
205 842
105 002
7.
INCOME BEFORE TAX
The following have been included in income before tax:
Auditors' remuneration
1 116
650
Fees - current year
1 116
650

8.
TAXATION
Current income and mining taxes 43 469 8 631
Deferred income and mining taxes 284 900 263 049
Total income and mining taxes expense
328 369
271 680
Income before tax at estimated mining statutory rate 570 341
379 407
Non-taxable income/additional deductions ( 117 986)
25 264
Rate adjustment to reflect estimated effective mining tax rate ( 114 833) ( 131 172)
( 9 153) ( 1 819)
Income and mining tax expense
328 369
271 680
Deferred income and mining tax liabilities
Depreciation and amortization
812 072 768 152
Product inventory not taxed 4 787 3 546
Gross deferred income and mining tax liability
816 859
771 698
Difference between non-mining tax rate and estimated mining statutory rate on non-mining income
Mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate for temporary differences. Major items causing the Company's income tax to differ from the estimated effective mining rate of 30%
(2002: 30%)  were:
Deferred income and mining tax liabilities and assets on the balance sheet on
30 June 2003, relate to the following:

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 51
NOTES TO THE FINANCIAL STATEMENTS
2003
2002
R'000
R'000
8.
TAXATION (Continued)
Net deferred income and mining tax assets ( 193 058) ( 443 670)
Unredeemed capital expenditure ( 225 563) ( 446 868)
Provisions, including rehabilitation accruals 32 505 3 198
Net deferred income and mining tax liabilities/(assets)
623 801
327 988
Short-term portion included
9 585
(5 674)
614 216
 333 662
Reconciliation of the movement for the period:
Opening balance
327 988 -
Property, plant and equipment 43 920
768 152
Inventory 1 241 3 546
Unredeemed capital expenditure 221 305 ( 446 868)
Provisions 29 347
3 158
Closing balance
623 801
 327 988
Current mining and non-mining tax liability
Current year
43 469 8 631
Due to South African Revenue Services
43 469
8 631
9.
PROPERTY, PLANT AND EQUIPMENT
Cost at beginning of the year 2 758 447
-
Acquired through the purchase of businesses
145 189
2 726 974
Additions 132 348
31 724
Disposals ( 6 778) (251)
3 029 206
2 758 447
60 426 -
Charge for the period 139 186 60 426
199 612
60 426
Net book value
2 829 594
2 698 021
As at June 30, 2003, the Company has unredeemed capital expenditure of R752 million (2002 - R 1 489 million) available for deduction against future mining income. These future deductions are utilizable against mining income generated only from the Company's current mining operations and does not expire unless the Company ceases to trade for a period longer than one year.
Mining properties, mine development costs and mine plant facilities
Accumulated depreciation and amortization at beginning of period

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 52
NOTES TO THE FINANCIAL STATEMENTS
2003
2002
R'000
R'000
9.
PROPERTY, PLANT AND EQUIPMENT (Continued)
10.     NON-CURRENT INVESTMENTS
Amounts contributed to environmental trust funds
554 720
458 647
11.     INVESTMENTS IN SUBSIDIARIES AND GROUP COMPANIES
Interest
Shares
%
Jeanette Gold Mines Ltd 100
-
-
(Amount smaller than R 1 000)
Loans
Jeanette Gold Mines Ltd
2
-
12.     INVENTORIES
Gold in-process 15 956 11 816
Stores and material at average cost 3 809 3 928
19 765
15 744
13.     RECEIVABLES
Value added tax 12 460 41 163
Trade receivables 16 959 14 558
Metals on consignment 52 320 40 239
Prepayments 95 4 324
Interest 7 771 4 708
Payroll debtors 11 953 3 054
Anglo Gold - current account 71 217 2 027
Other 42 187 8 884
214 962
118 957
An amount of R 1 billion has been guaranteed to BoE Merchant Bank and Harmony Gold Mining Company Ltd in equal portion. This is collateralized by certain of the assets, including all moveable assets. See note 26 below.
The environmental trust funds are irrevocable trusts under the Company's control. The monies in the trusts are invested in interest bearing short-term investments and listed investments and approximate their fair value.
Mining properties, mine development costs and mine plant facilities

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 53
NOTES TO THE FINANCIAL STATEMENTS
2003
2002
R'000
R'000
14.     CASH AND CASH EQUIVALENTS
Cash and cash equivalents 445 810 1 006 529
Restricted cash balance 89 435 -
Total cash and cash equivalents
535 245
1 006 529
15.     SHARE CAPITAL
Share capital
Authorized
100 000 ordinary shares of R 1.00 each
100 100
Issued
20 000 ordinary shares of R1.00 each
Balance at beginning of period 20 -
Issued during the period -
20
Balance at end of period
20
20
16.     BORROWINGS
Long-term borrowings
Uncollateralized
Loans from shareholders
ARMGold Limited
718 889 914 540
Harmony Gold Mining Company Limited 718 888
914 540
1 437 777
1 829 080
Other loans
Gold Fields Limited 8 206 -
Less: Short-term portion ( 2 578)
-
5 628
-
A balance of R 377 million (June 2002 - R 254 million) has been pledged to BoE Merchant Bank in terms of debt guarantee agreements between the Company and BoE Merchant Bank.
R 48,4 million of the restricted cash is pledged to the Department of Minerals and Energy.
Under agreement with BoE Merchant Bank, certain of the Company's cash resources are restricted for specific use. This restriction will apply until the date that Freegold obtains full title to all mining and lease rights and obtains the permanent mining authorization.
One billion rand of the loans bear interest at a rate of 15,48845%. No interest is charged on the balance. There is no schedule for repayments on the loans.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 54
NOTES TO THE FINANCIAL STATEMENTS
2003
2002
R'000
R'000
16.     BORROWINGS (Continued)
Long-term borrowings (Continued)
Uncollateralized (Continued)
Other loans (Continued)
Total uncollateralized long-term borrowings
1 443 405
1 829 080
Collateralized
AngloGold 322 294 964 707
Less: short-term portion - ( 681 449)
Total collateralized long-term borrowings
322 294
283 258
Total long-term borrowings
1 765 699
2 112 338
Other borrowings
On December 24, 2001, Free Gold entered into an agreement with AngloGold Limited to purchase its Free Gold assets for R 2 741 million which comprised of a cash payment of 1,800 million, R259 million being the fair value of the R400 million interest free loan received from AngloGold of R259 million and R682 million being the reimbursement to AngloGold of the taxes payable on the sale of the Free Gold assets. R1 800 million was paid during April 2002 at the call rate from this date until the 10th business day after the date of fulfillment of the last of the conditions precedent. R400 million is payable on January 1, 2005 at no interest charge. The balance of the consideration became payable on June 23, 2003, five business days before AngloGold was obliged to pay recoupment tax, capital gains tax and any other income tax on the disposal of the assets. No interest was charged on this amount.
On July 1, 2002, Free Gold entered into an agreement with Goldfields to purchase its St Helena operations as a going concern for R 129 million. R 120 million was payable on October 29, 2002 and Free Gold acquired the St Helena operations assets and liabilities effective October 30, 2002. The balance of the consideration is the Net Smelter Revenue, which is 1% of the revenue received from the sale of gold produced by the St Helena operations for 48 months after the effective date. The payments are to be made monthly in arrears within 10 days after the end of each calendar month.
The level of the Company's borrowing powers, as determined by its articles of association, is such that, taking into account the obligations as at June 30, 2003, the Company will have unrestricted access to loan financing for its reasonable foreseeable requirements. As at June 30, 2003, total borrowings amounted to
R 1 768 million (2002: R 2 861 million)

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 55
NOTES TO THE FINANCIAL STATEMENTS
2003
2002
R'000
R'000
17.     PROVISION FOR ENVIRONMENTAL REHABILITATION
Provision raised for future rehabilitation
267 277
-
Acquisition of assets and liabilities from businesses
40 390
Opening balance
247 277
Change in estimate and inflation
6 797
20 000
Interest cost
5 495
-
Closing balance
319 959
267 277
Opening balance 458 647 -
Transferred from other trust funds 34 500
443 870
Contributions made 71
-
Interest accrued 61 502
14 777
Closing balance
554 720
458 647
Ultimate estimated rehabilitation cost 600 542 538 376
Amounts invested in Environmental Trust Funds 554 720 458 647
Future net obligation
45 822
79 729
18.     PROVISION FOR POST-RETIREMENT BENEFITS
The amounts recognized in the balance sheet are as follows:
Present value of unfunded obligation
2 226
2 226
The amount recognized in the income statement are as follows:
Provision for liability
-
2 226
The movement in the liability recognized in the balance sheet is as follows:
At the beginning of the period
2 226 -
Total expense as above - 2 226
At the end of the period
2 226
2 226
While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the Company has estimated that based on current environmental and regulatory requirements, the total costs for the mines , in current monetary terms, will be R 601 million (June 2002 - R 538 million).
The movement in the investments in the Environmental Trust Funds, were as follows:
The Company intends to finance the ultimate rehabilitation costs from the monies invested with the environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.
The provision for former employees' post-retirement benefits comprise medical benefits for former employees who have retired. The amounts were based on an actuarial valuation conducted during the current year.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 56
NOTES TO THE FINANCIAL STATEMENTS
18.   PROVISION FOR POST-RETIREMENT BENEFITS (Continued)
The principal actuarial assumptions used for accounting purposes were:
Discount rate
12%
12%
Assumed medical subsidy inflation
7%
7%
2003
2002
R'000
R'000
19.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Short-term portion of long-term borrowings 2 578
133 726
681 449
Payroll and leave liabilities 145 915

Short-term portion of deferred tax 9 585
( 5 674)
Harmony Gold Mining Company Ltd - 140 849
Other (including accrued liabilities) 86 002
70 277
244 080
1 020 627
Leave liability
20.     EMPLOYEE BENEFITS
Number of permanent employees
16 860
13 734
Aggregate earnings:
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits
1 011 765 183 575
Retirement benefit costs 63 738 36 732
Medical aid contributions 19 660 19 200
1 095 163
239 507
21.     EMPLOYEE BENEFIT PLANS
Post Retirement Benefits other than Pensions: Skilled workers participate in the Minemed medical scheme, as well as other medical schemes. As regards the Company, contributions are limited to current employees only. The Company's contribution to the schemes on behalf of the current employees amounted to R 19.6 million (June 2002 -R 19.2 million) for the year.
Substantially, all the Company's employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Company for the year ended June 30, 2003 amounted to R 63.7 million (June,30 2002 - R 36.7 million.)
Employee entitlements to annual leave are recognized on an ongoing basis. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.
Pension and Provident Funds: The Company contributes to several pension and provident funds governed by the Pension Fund Act, 1946. The pension funds are multi-employer industry plans. The Company's liability is limited to its annually determined contributions.

The provident funds are funded on the "money accumulative basis" with the members' and employer's contributions having been fixed in the constitution of funds.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 57
NOTES TO THE FINANCIAL STATEMENTS
21.     EMPLOYEE BENEFIT PLANS (Continued)
POST RETIREMENT BENEFITS OTHER THAN PENSIONS (Continued)
22.
Commodity price sensitivity
Foreign currency sensitivity
Concentration of credit risk
Interest rates and liquidity risk
No other post-retirement benefits are available to other workers. The medical schemes pay certain medical expenses for current employees and their dependants. Employees pay an annual contribution to these schemes.
As a general rule, Free Gold sells its gold production at market prices and normally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production.
DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT OF FINANCIAL
INSTRUMENTS
Financial instruments, which potentially subject the Company to significant concentrations of credit risk , consists principally of cash and cash equivalents, short-term investments and various derivatives financial instruments. The Company's financial instruments do not represent a concentration of credit risk because the Company deals and maintains cash and cash equivalents and derivatives financial instruments with a variety of well-established financial institutions of high quality and credit standing. The Company's debtors and loans are regularly monitored and assessed. An adequate level of provision is maintained.
Fluctuations in interest rates impacts on the value of the short-term cash investments and financing activities, giving rise to interest rate risk. Free Gold generally does not undertake any specific actions to cover its exposure to interest rate risk.

In the ordinary course of business, the Company receives cash from its operations and it is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to provide sufficient liquidity at minimum risk.

In the ordinary course of business, Free Gold enters into transaction denominated in foreign currency (primarily US Dollars). As a result, Free Gold is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Free Gold does not generally hedge its exposure to foreign currency exchange rates.

Free Gold is exposed to market risks including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. Based on periodic evaluation of these exposures, Free Gold may enter into derivative financial instruments to manage these exposures. Free Gold does not hold or issue derivative financial instruments for trading or speculative purposes.
Assumptions used to determine the liability relating to the Minemed medical scheme included, investment returns of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA "a mf" tables and a medical inflation rate of 7%.
An updated actuarial valuation was carried out during the 2002 fiscal year on the Minemed medical scheme following the last actuarial valuation in fiscal 2000.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 58
NOTES TO THE FINANCIAL STATEMENTS
22.
Fair value
12 months
6 months
2003
2002
R'000
R'000
23.     CASH GENERATED FROM OPERATIONS
Reconciliation of profit before taxation to cash generated from operations:
Income before taxation 1 239 871
824 797
Adjustments for:
Interest received
( 217 792)
( 37 512)
Interest paid 200 347
105 002
Profit on sale of mining assets ( 39 965) ( 2 256)
Depreciation and amortization 139 186 60 426
Net change in provision for environmental rehabilitation 12 292 20 000
Net increase in provision for post-retirement benefits - 2 226
Movement in gold inventory ( 4 138)
( 11 818)
Bad debts 800 170
Effect of changes in operating working capital items:
Receivables
( 96 805) ( 119 127)
Inventories 2 262 ( 3 928)
Accounts payable and accrued liabilities ( 112 936)
231 578
Cash generated by operations
1 123 122
1 069 558
24.     ACQUISITION OF BUSINESSES
R'000
Environmental trust fund 443 871
2 726 974
Property, plant and equipment
Accounts payable and accrued liabilities ( 117 496)
Long-term liabilities ( 247 277)
Deferred tax ( 64 940)
Total purchase price
carried forward
2 741 132
The fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of receivables, accounts payables and cash and cash equivalents are a reasonable estimates of their fair values because of the short-term maturity investments. The investments in the environmental trust funds approximates fair values as the funds are invested in short-term maturity investments. The investments are carried at market value. Long-term loans approximate fair value as they are subject to market-based rates.
DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT OF FINANCIAL
INSTRUMENTS (Continued)
With effect from January 1 2002, the Company purchased the Free Gold assets and liabilities from AngloGold for R 2 741 million. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 59
NOTES TO THE FINANCIAL STATEMENTS
R'000
24.     ACQUISITION OF BUSINESSES (Continued)
Total purchase price
carried down
2 741 132
Paid for by way of borrowings ( 941 132)
Paid for by cash (1 800 000)
Cash and cash equivalents at acquisition
-
Environmental trust fund 34 500
Property, plant and equipment 144 109
Inventory 2 145
Provision for environmental rehabilitation ( 40 390)
Deferred tax ( 10 912)
Total purchase price
129 452
Paid for by way of royalties ( 9 452)
Paid for by cash ( 120 000)
Cash and cash equivalents at acquisition
-
2003
2002
R'000
R'000
25.     COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
Contracts for capital expenditure 11 193 2 222
Authorized by the directors but not contracted for 840 400 25 072
851 593
27 294
26.     GUARANTEES
BoE Merchant Bank 500 000 500 000
Harmony Gold Mining Company Ltd 500 000 500 000
1 000 000
1 000 000
An amount of R 1 billion has been guaranteed to BoE Merchant Bank and Harmony Gold Mining Company Ltd in equal portions. This is linked to the ARMGold loan from BoE and will be triggered if ARMGold fails to meet its obligation to BoE. The BoE loan is collateralized by certain assets including all moveable assets. Refer to notes 9 and 14
With effect from October 30, 2002, the Company purchased the St Helena assets and liabilities from Gold Fields for R 129 million. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 60
NOTES TO THE FINANCIAL STATEMENTS
27.     RELATED PARTY TRANSACTIONS
The following related party transactions took place during the year under review:
Party                               Transaction
Amount
Basis
R'000
Harmony Gold Intergroup loan - credit balance 718 888
Harmony Gold Interest paid 78 510 15.5% interest on R 500 million
Harmony Gold Consumables purchased 421 600 Cost
Harmony Gold Service charge 10 791 Cost
Harmony Gold Assay costs charged 8 812 Cost
ARMGold Intergroup loan - credit balance 718 889
ARMGold Interest paid 78 509 15.5% interest on R 500 million
ARMGold Assay costs charged 21 639 Cost
ARMGold Transport costs charged 74 Cost
All of the above transactions took place on normal arm's length basis.
28.     GEOGRAPHICAL AND SEGMENTAL ANALYSIS
29.     US GAAP INFORMATION
2003
2002
R'000
R'000
Net income as reported in accordance with SA GAAP
911 502
553 117
Items increasing/(decreasing) net income:
Business combinations - acquisition date (i)
- ( 312 313)
Business combinations - purchase price (ii) 21 473
15 076
Environmental rehabilitation (iii) (165) 4 165
(6 392)
Tax effects of the above described adjustments (iv)
8 746
Income before cumulative effect of change in accounting principle
926 418
268 791
Cumulative effect of change in accounting principle, net of tax (474) -
Net profit in accordance with US GAAP 925 944
268 791
The financial statements have been prepared in accordance with South African Standards of Generally Accepted Accounting Practice ("SA GAAP") which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP principles to net income and shareholders' equity is set out below along with an explanation of applicable differences between SA GAAP and US GAAP:
Harmony Gold Mining Company and ARMGold have joint control over Freegold and are therefore related parties.
The Company is a one product mine (gold), mining and operating in the Free State Province in the Republic of
South Africa.

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
F 61
NOTES TO THE FINANCIAL STATEMENTS
2003
2002
R'000
R'000
29.     US GAAP INFORMATION (Continued)
Shareholders' equity as reported in accordance with SA GAAP 1 164 639 553 137
Items increasing/(decreasing) shareholders' equity:
Business combinations - acquisition date (i)
( 312 313)
( 312 313)
Business combinations - purchase price (ii) 36 549 15 076
Environmental rehabilitation (iii) 3 526
4 165
Tax effects of the above described adjustments (iv)
8 746
Shareholders' equity in accordance with US GAAP
894 755
2 354
268 811
(i) Business combinations - acquisition date
(ii)       Business combinations - purchase price
(iii)     Provision for rehabilitation
(a) Method of recognition
(b) Amortization of the rehabiltation asset
(iv)     Tax effects of the above described adjustments
Reflects the tax effects of the above described US GAAP adjustments.
Under both SA GAAP and US GAAP, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset raised. Under US GAAP, prior to fiscal 2003, environmental rehabilitation costs were provided for, based on the units of production method based on the expected ultimate rehabilitation amount.
The rehabilitation assets carrying value under SA GAAP is different to that under US GAAP, which results in a differing amortization charge.
Under SA GAAP, the Company determined the final purchase price of the Free Gold assets to be R 2 741, being the sum of a cash payment of R 1 800, the taxes payable by the seller on the transaction of R 682 million (this had been estimated to be R 632 million as at June 30, 2002) and the fair value of a R400 million interest-free loan being R 259 million. Under US GAAP, the Company determined the purchase price to be R 2 264 million, being the sum of a cash payment of R 1 800 million, the taxes payable by the seller on the transaction of R 682 million and the fair value of the R 400 million interest-free loan being R 270 million, offset by the cash flows of R 488 million generated by the Free Gold assets during the priod January 1, 2002 (the date upon which the Company assumed joint operational control) and April 23, 2002 (the date upon which all the conditions precedent to the transactio were fulfilled and the transaction completed).
Under SA GAAP, the Company accounted for the acquisition of the Free Gold assets from the date upon which the Company assumed joint operational control of the assets together with the seller. Under US GAAP, the Company accounted for the acquisition from May 1, 2002, the first day of the month after which all the conditions precedent to the transaction had been fulfilled and the transaction completed.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, Harmony hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Frank Abbott By: /s/ Zacharias Bernardus Swanepoel
F. Abbott Z. B. Swanepoel
Financial Director Chief Executive Officer
Date: December 17 , 2003

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
Date: December 17, 2003
/s/_ Zacharias Bernardus Swanepoel
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
Date: December 17, 2003
/s/ Frank Abbott
Frank Abbott
Chief Financial Officer
215