Form 20-F
HARMONY GOLD MINING CO LTD
filed 2004-10-08
CIK 1023514

As filed with the Securities and Exchange Commission on October 5, 2004
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT OF 1934,
for the fiscal year ended June 30, 2004
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
American Depository Shares (as evidenced by American Depository Receipts), each representing one ordinary share
(Title of Class)
* Not for trading, but only in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was:
320,819,739 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Yes
x
No
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17
Item 18
x

TABLE OF CONTENTS
Page
PART I
Item 1. Identity of Directors, Senior Management and Advisers
5
Item 2. Offer Statistics and Expected Timetable
5
Item 3. Key Information
5
SELECTED FINANCIAL DATA 5
Income statement data 6
Balance sheet data 7
EXCHANGE RATES 7
CAPITALIZATION AND INDEBTEDNESS 8
REASONS FOR THE OFFER AND USE OF PROCEEDS 8
RISK FACTORS 8
Item 4. Information on the Company
17
BUSINESS 17
Introduction 17
History 18
Strategy 22
Hedge Policy 25
Description of Mining Business 26
Harmony's Management Structure 29
Capital Expenditures 30
Description of Property 30
Geology 31
Reserves 32
Harmony's Mining Operations 34
REGULATION 77
Mineral Rights 77
Environmental Matters 78
Health and Safety Matters 80
Item 5. Operating and Financial Review and Prospects
81
OVERVIEW 81
CRITICAL ACCOUNTING POLICIES AND ESTIMATES 82
RESULTS OF OPERATIONS 88
Years ended June 30, 2004 and 2003 88
Years ended June 30, 2003 and 2002 94
RECENT ACCOUNTING PRONOUNCEMENTS 99
LIQUIDITY AND CAPITAL RESOURCES 100
Cash Resources 100
Sales of Equity Securities 102
Contractual Obligations and Commercial Commitments 103
Trend Information 104
Working Capital and Anticipated Financing Needs 104
OTHER FINANCIAL INFORMATION 105
Export Sales 105

Page
Item 6. Directors, Senior Management and Employees
105
DIRECTORS AND SENIOR MANAGEMENT 106
BOARD PRACTICES 112
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT 115
EMPLOYEES 118
General 118
Unionized Labor 118
Share Option Scheme 120
Share Purchase Scheme 120
Item 7. Major Shareholders and Related Party Transactions
121
MAJOR SHAREHOLDERS 121
RELATED PARTY TRANSACTIONS 121
INTERESTS OF EXPERTS AND COUNSEL 123
Item 8. Financial Information
123
CONSOLIDATED STATEMENTS 123
Legal Proceedings 123
Dividends and Dividend Policy 123
Recent Developments 124
Item 9. The Offer and Listing
124
MARKETS 124
OFFERING AND LISTING DETAILS 124
THE JSE SECURITIES EXCHANGE SOUTH AFRICA 125
PLAN OF DISTRIBUTION 126
SELLING SHAREHOLDERS 126
DILUTION 126
EXPENSES OF THE ISSUE 126
Item 10. Additional Information
126
SHARE CAPITAL 126
MEMORANDUM AND ARTICLES OF ASSOCIATION 126
General 126
Objects and Purposes 127
Directors 127
Share Capital 128
Variation of Rights 131
Changes in Capital or Objects and Powers of Harmony 132
Meetings of Shareholders 132
Title to Shares 133
Non-South African Shareholders 133
Disclosure of Interest in Shares 133
Changes in Control 134
Register of Members 134
Annual Report and Accounts 134
MATERIAL CONTRACTS 134
EXCHANGE CONTROLS 134
CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS 136
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS 137
DIVIDENDS AND PAYING AGENTS 138
STATEMENTS BY EXPERTS 138
DOCUMENTS ON DISPLAY 138
SUBSIDIARY INFORMATION 139
Item 11. Quantitative and Qualitative Disclosures About Market Risk
139
Item 12. Description of Securities Other than Equity Securities
144
GLOSSARY OF MINING TERMS 145

Page
PART II
150
Item 13. Defaults, Dividend Arrearages and Delinquencies
150
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
150
Item 15. Controls and Procedures
151
Item 16A. Audit Committee Financial Expert
151
Item 16B. Code of Ethics
152
Item 16C. Principal Accountant Fees and Services
152
AUDIT FEES 152
AUDIT-RELATED FEES 152
TAX FEES 152
ALL OTHER FEES 152
AUDIT COMMITTEE APPROVAL 153
Item 16D. Exemptions from Listing Standards for Audit Committees
153
Item 16E. Purchases of Equity Securities by the Issuer
153
Item 17. Financial Statements
153
Item 18. Financial Statements
153
Item 19. Exhibits
153

Use of Terms and Conventions in this Annual Report
Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Annual Report on Form 20-F, or this annual report, unless the context otherwise requires, the term "Harmony" refers to Harmony Gold Mining Company Limited; the term "South Africa" refers to the Republic of South Africa; the terms "we," "us" and "our" refer to Harmony and, as applicable, its direct and indirect subsidiaries as a group; the terms "South African Government" and "Government" refer to the government of South Africa and, where the context requires, include the South African state.
In this annual report, references to "R", "Rand", and "c", "cents" are to the South African Rand, the lawful currency of South Africa, "A$" refers to Australian dollars, "C$" refers to Canadian dollars, "GBP" refers to British Pounds Sterling and references to "$" and "U.S. dollars" are to United States dollars.
This annual report contains information concerning the gold reserves of Harmony. While this annual report has been prepared in accordance with the definitions contained in Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the glossary included in this annual report beginning on page 145. This glossary may assist you in understanding these terms.
Presentation of financial information
Harmony is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law and are based on International Financial Reporting Standards. Harmony also prepares annual financial statements in accordance with generally accepted accounting principles in the United States or U.S. GAAP, which are translated into U.S. dollars. The financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars. Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 6.23 per $1.00 as at June 30, 2004), except for specific items included within shareholders' equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 6.89 per $1.00 for fiscal 2004).
For the convenience of the reader, certain information in this annual report presented in Rand, A$, C$ and has been translated into U.S. dollars. By including convenience currency translations in this annual report, we are not representing that the Rand, A$, C$ and amounts actually represent the U.S. or Australian dollar amounts, as the case may be, shown or that these amounts could be converted in U.S. or Australian dollars, as the case may be, at the rates indicated. Unless otherwise stated, the conversion rate for translations from Rand amounts into U.S. dollar amounts is Rand 6.23 per $1.00, which was the noon buying rate on June 30, 2004.
Forward-looking statements
This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. In particular, among other statements, certain statements in Item 4. "Information on the Company," Item 5. "Operating and Financial Review and Prospects" and Item 11. "Quantitative and Qualitative Disclosures About Market Risk" are forward-looking in nature. Statements in this annual report that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
· overall economic and business conditions in South Africa and elsewhere;
· the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
· decreases in the market price of gold;
· the occurrence of hazards associated with underground and surface gold mining;
· the occurrence of labor disruptions;
· availability, terms and deployment of capital;
· changes in government regulation, particularly mining rights and environmental regulation;
· fluctuations in exchange rates;
· currency devaluations and other macroeconomic monetary policies; and
· socio-economic instability in South Africa and regionally.
Harmony undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
SELECTED FINANCIAL DATA
The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto and with Item 5. "Operating and Financial Review and Prospects", both included elsewhere in this annual report.
Selected Historical Consolidated Financial Data
The following selected historical consolidated financial data for the last five fiscal years has been extracted from the more detailed information and financial statements, including Harmony's audited consolidated financial statements for each of the years in the three years ended June 30, 2004 and at June 30, 2004 and 2003 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2002, 2001 and 2000, and for each of the years in the two years ended June 30, 2000 and 2001, has been extracted from Harmony's audited consolidated financial statements not included in this annual report.

The audited financial information included in this annual report has been prepared in accordance with U.S. GAAP.
FISCAL YEAR ENDED JUNE 30,
2004
2003
2002
2001
2000
(in $ thousands, except per share amounts)
Income statement data
Revenues 1,283,056 782,945 696,840 607,220 490,651
Operating income 71,975 182,046 206,375 88,424 72,971
Equity income of joint venture 7,918 52,843 13,176 -
Equity income/(loss) of associate
companies
2,020 (1,233) (473) - 1,401
Income before taxes and
minority interests
(74,568) 97,515 103,659 29,804 73,489
Minority interests 1,281 (468) (1,575) (349) (2,910)
Income/ (loss) before cumulative
effect of change in accounting
principles
(31,403) 71,792 87,716 14,830 57,030
Cumulative effect of change in
accounting principles, net of tax
1
- 14,770 - (5,822) -
Net income (31,403) 86,562 87,716 9,008 57,030
Basic earnings per share ($)
before cumulative effect of
change in accounting principles
(0.12) 0.40 0.57 0.15 0.68
Basic earnings per share ($) (0.12) 0.49 0.57 0.09 0.68
Diluted earnings per share
before cumulative effect of
change in accounting principles
(0.12) 0.39 0.53 0.14 0.67
Diluted earnings per share (0.12) 0.47 0.53 0.09 0.67
Weighted average number of
shares used in the computation
of basic earnings per share
254,240,500 177,954,245 153,509,862 102,156,205 83,593,424
Weighted average number of
shares used in the computation
of diluted earnings per share
254,240,500 182,721,629 165,217,088 105,504,328 85,590,876
Cash dividends per share ($) 0.26 0.57 0.07 0.16 0.19
Cash dividends per share (R) 0.70 5.50 0.75 1.20 1.20
Other financial data
Cash dividends per share ($)
2
0.05 0.20 0.41 - -
Cash dividends per share (R)
2
0.30 1.50 4.25 - -
Cash cost per ounce
of gold ($/oz)
3
362 253 196 234 245
1
As discussed in the consolidated financial statements appearing elsewhere in this annual report, the company changed its method of accounting for mineral and surface use rights during the 2004 fiscal year, its accounting for environmental obligations during the 2003 fiscal year, and its method of accounting for share based compensation during the 2002 fiscal year.
2
Reflects dividends related to fiscal 2004, 2003 and 2002 that were declared on July 30, 2004, August 1, 2003 and August 2, 2002, respectively.
3
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

AT JUNE 30,
2004
2003
2002
2001
2000
(in $ thousands)
Balance sheet data
Cash and cash equivalents
217,022 189,040 90,223 144,096 77,942
Other current assets 223,370 146,709 109,397 136,794 59,582
Property, plant and equipment - net 3,636,773 1,121,592 812,753 667,113 557,725
Goodwill 32,480 - - - -
Restricted cash 9,922 - - - 7,310
Investments in associates 19,908 63,782 42,791 - -
Investment in joint venture - 272,754 102,578 - -
Other long-term assets 451,216 89,183 137,399 81,822 69,629
Total assets 4,590,691 1,883,060 1,295,141 1,029,825 772,188
Current liabilities 322,632 173,890 138,677 152,886 150,148
Provision for environmental rehabilitation 125,917 62,977 63,125 53,136 52,525
Provision of social plan 1,958 - - - -
Deferred income and mining taxes 558,812 209,628 99,789 47,050 48,686
Provision for post-retirement benefits 1,584 1,017 737 1,002 3,709
Deferred financial liability 91,513 37,228 87,226 49,374 40,174
Long-term loans 509,195 301,572 152,461 151,466 46,635
Preference shares - - - 681 -
Minority interest - 18,408 - 331 -
Shareholders' equity 2,979,080 1,078,340 573,126 573,899 430,311
Total liabilities and shareholders' equity 4,590,691 1,883,060 1,295,141 1,029,825 772,188
EXCHANGE RATES
Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 6.23 per $1.00 as at June 30, 2004), except for specific items included within shareholders' equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 6.89 per $1.00 for fiscal 2004).
As of September 29, 2004 the noon buying rate per $1.00 was Rand 6.445.
The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per $1.00.
Fiscal year ended June 30,
Average
1
Period End
2000 6.35 6.79
2001 7.61 8.04
2002 10.20 10.39
2003 9.13 7.51
2004 6.89 6.23
Month of
High
Low
April 2004 6.94 6.27
May 2004 7.05 6.52
June 2004 6.64 6.17
July 2004 6.34 5.91
August 2004 6.74 6.09
September 2004 (through September 29, 2004) 6.68 6.40
Fluctuations in the exchange rate between Rand and the U.S. Dollar will affect the Dollar equivalent of the price of ordinary shares on the Johannesburg Stock Exchange, which may affect the market price of the ADSs on the New York Stock Exchange. These fluctuations will also affect the Dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on ordinary shares.
1
The average of the noon buying rates on the last day of each full month during the relevant period.

CAPITALIZATION AND INDEBTEDNESS
Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
RISK FACTORS
In addition to the other information included in this annual report and the exhibits to this annual report, you should carefully consider the following factors related to an investment in Harmony's ordinary shares and ADSs. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information currently available to it. Any of these risks could have a materially adverse affect on Harmony's business, financial condition or results of operations, resulting in a decline in the trading price of Harmony's ordinary shares (or ADSs).
Due to the fact that the majority of Harmony's production costs are incurred in Rand and that gold is sold in US Dollars, Harmony's results of operations could be materially harmed by an appreciation in the value of the Rand.
Gold is sold throughout the world in US Dollars, but the majority of Harmony's operating costs are incurred in Rand. As a result, any significant and sustained appreciation of Rand against the US Dollar will serve materially to reduce Harmony's Rand revenues and overall net income.
The Rand appreciated significantly against the U.S. dollar during 2003 and most of calendar 2004 following significant depreciation against the U.S. dollar since 1997. Harmony's operating environment has been severely influenced by the strong Rand particularly during fiscal 2004, which has impacted on the company's short-term profitability. See Item 5. "Operating and Financial Review and Prospects."
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
Substantially all of Harmony's revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:
· the demand for gold industrial uses and for use in jewelry;
· international or regional political and economic trends;
· the strength of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;
· financial market expectations regarding the rate of inflation;
· interest rates;
· speculative activities;
· actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;
· forward sales by gold producers; and
· the production and cost levels for gold in major gold-producing nations, such as South Africa.

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
Price per Ounce
Year
High
Low
Average
($)
($)
($)
1995 396 372 384
1996 415 367 388
1997 367 283 331
1998 313 273 294
1999 326 253 279
2000 313 264 282
2001 293 256 271
2002 332 278 309
2003 412 322 361
2004 427 343 389
On June 30, 2004, the afternoon fixing price of gold on the London Bullion Market was $395.80 per ounce. On September 29, 2004, the afternoon fixing price of gold on the London Bullion Market was $412.95 per ounce.
While the aggregate effect of these factors is impossible for Harmony to predict, if gold prices should fall below Harmony's cost of production and remain at such levels for any sustained period, Harmony may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. Harmony's average cash cost of production per ounce of gold sold was approximately $362 in fiscal 2004, $242 in fiscal 2003 and $196 in fiscal 2002.
Actual or expected sales of gold by central banks have had a significant impact on the price of gold.
Over the past several years, one of the most important factors influencing the gold price has been actual or expected sales of gold reserves by central banks. Since 1997, a number of central banks, including the central banks of Australia, Switzerland and the United Kingdom, have announced plans to sell significant gold reserves, and, more recently, the International Monetary Fund has discussed selling significant gold reserves to fund international debt relief. The gold price has declined following each such announcement and sale, culminating in a drop in the gold price to its lowest level in at least twenty years in July 1999, after the Bank of England completed the first part of its announced sale of more than half of its gold reserves. In September 1999, the central banks of fifteen European countries agreed to limit sales of gold reserves for the next five years to sales announced at that time and to limit gold lending and derivative operations for five years. The announcement of this agreement led to an immediate increase in the price of gold, although the gold price was subsequently subject to downward pressure, around the time of the periodic auctions held by the Bank of England. The agreement by the central banks is voluntary and there are a number of central banks with significant gold reserves that are not subject to the agreement. Any future sales or publicly announced proposed sales by central banks of their gold reserves are likely to result in a decrease in the price of gold.

Because Harmony does not use commodity or derivative instruments to protect against low gold prices with respect to most of its production, Harmony is exposed to the impact of any significant drop in the gold price.
As a general rule Harmony sells its gold production at market prices. Since 2001, there have been two instances in which Harmony has made use of gold price hedges: Harmony's forward sale of a portion of the production at Bissett at a set gold price and put options relating to 1 million ounces of Harmony's production at Elandskraal. Both of these hedges were affected by Harmony in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was already hedged when acquired by Harmony, and these hedges have since been closed out. In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was also hedged when acquired by Harmony and remains hedged. During fiscal 2004 a significant portion, amounting to 500,000 ounces, of these inherited hedge agreements were closed out, at a cost of US$15 million. The outstanding agreements do not meet the criteria for hedge accounting and the mark-to- market movement will be reflected in the income statement. Harmony also inherited forward exchange contracts with the acquisition of Avgold in May 2004. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. See Item 4. "Information on the Company - Business - Hedge Policy" and Item 11. "Quantitative and Qualitative Disclosures About Market Risk - Commodity Price Sensitivity." In general, hedging in this manner reduces the risk of exposure to volatility in the gold price. Because Harmony does not generally establish a future price for hedged gold, Harmony can realize the positive impact of any increase in the gold price. However, this also means that Harmony is not protected against decreases in the gold price and if the gold price decreases significantly, Harmony runs the risk of reduced revenues in respect of gold production that is not hedged.
Harmony's gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold and may yield less gold under actual production conditions that currently estimated.
The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in Harmony's deposits and stockpiles. They represent the amount of gold which Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Harmony ore reserves are estimated based upon a number of factors, which have been stated in accordance with SEC Industry Guide 7. See Item 4. "Information on the Company - Business - Reserves".
As Harmony's ore reserve estimates are calculated based on estimates of future production costs, future gold prices and, because of the fact that Harmony's gold sales are primarily in US Dollar and Harmony incurs most of its production costs in Rand, the exchange rate between the Rand and the US Dollar and, in the case of Harmony's Australian operations, the Australian Dollar. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of Harmony's gold deposits or the profitability of its future operations.
Since ore reserves are only estimates that Harmony makes based on the above factors, Harmony may in future need to revise these estimates. In particular, if Harmony's production costs increase (whether in Rand terms, in Australian Dollar terms, or in relative terms due to appreciation of the Rand or the Australian Dollar against the US Dollar) or the gold price decreases, a portion of Harmony's ore reserves may become uneconomical to recover. This will force Harmony to lower its estimated reserves.
Harmony's strategy depends on its ability to make additional acquisitions.
In order to increase Harmony's gold production and to acquire additional reserves, Harmony continuously explores opportunities to expand its production base by acquiring selected gold producers and mining operations. However, Harmony cannot guarantee that:
· it will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms;
· it will be able to obtain the financing necessary to complete future acquisitions; or
· the issuance of Harmony's ordinary shares or other securities in connection with any future acquisition will not result in a substantial dilution in ownership interests of holders of Harmony's ordinary shares.

As at June 30, 2004, Harmony's mining operations reported total proven and probable reserves of 62,3 million ounces. If Harmony is unable to acquire additional gold producers or generate additional proven and probable reserves at Harmony's existing operations or through its exploration activities, Harmony cannot be certain that it will be able to expand or replace its current production with new reserves in an amount sufficient to its mining operations beyond the current life of its reserves.
To maintain gold production beyond the expected lives of Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.
Harmony's operations have limited proven and probable reserves and exploration and discovery is necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, is frequently unsuccessful and involves many risks, including risks related to:
· locating ore bodies;
· identifying the metallurgical properties of ore bodies;
· estimating the economic feasibility of mining ore bodies;
· developing appropriate metallurgical processes;
· obtaining necessary governmental permits; and
· constructing mining and processing facilities at any site chosen for mining.
Harmony's exploration efforts might not result in the discovery of mineralization and any mineralization discovered might not result in an increase in Harmony's proven and probable reserves. To access additional reserves in South Africa, Harmony will need to successfully complete development projects, including extending existing mines and, possibly, developing new mines. Development projects would also be necessary to access any mineralization discovered through exploration in Australia, Papua New Guinea, Peru or elsewhere. Harmony typically uses feasibility studies to determine whether or not to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:
· future gold and other metal prices;
· anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
· anticipated recovery rates of gold and other metals from the ore, and
· anticipated total costs of the project, including capital expenditure and cash operating costs.
Actual costs, production and economic returns may differ significantly from those anticipated by Harmony's feasibility studies. Moreover, it can take a number of years from the initial feasibility studies until development is completed and during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:
· the availability and timing of necessary environmental and governmental permits;
· the timing and cost necessary to construct mining and processing facilities, which can be considerable;
· the availability and cost of skilled labor, power, water and other materials;
· the accessibility of transportation and other infrastructure, particularly in remote locations;
· the availability and cost of smelting and refining arrangements; and
· the availability of funds to finance construction and development activities.
Harmony has addressed growth through the recent expansion of its exploration activities. The company currently maintains a range of focused exploration programs, concentrating on areas not too distant from its operation mines, as well as a number of prospective known gold mineralized regions around the world. During 2004, the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea, South Africa and Peru with subordinate expenditure in West Africa and Madagascar. In fiscal 2005, Harmony intends to carry out exploration in South Africa, West Africa, Australia, South America and Papua New Guinea.
However, there is no assurance that any future development projects will extend the life of Harmony's existing mining operations or result in any new commercial mining operations.

Harmony may experience problems in managing new acquisitions and integrating them with its existing operations.
Acquiring new gold mining operations involves a number of risks including:
· difficulties in assimilating the operations of the acquired business;
· difficulties in maintaining the financial and strategic focus of Harmony while integrating the acquired business;
· problems in implementing uniform standards, controls, procedures and policies;
· increasing pressures on existing management to oversee a rapidly expanding company; and
· to the extent Harmony acquires mining operations outside South Africa or Australia encountering difficulties relating to operating in countries in which Harmony has not previously operated.
Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on Harmony's business, operating results, financial condition and share price.
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
The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:
· rock bursts;
· seismic events;
· underground fires;
· cave-ins or falls of ground;
· discharges of gases and toxic chemicals;
· release of radioactive hazards;
· flooding;
· accidents; and
· other conditions resulting from drilling, blasting and removing and processing material from a deep level mine.
Hazards associated with open cast mining (also known as open pit mining) include:
· flooding of the open pit;
· collapse of the open pit walls;
· accidents associated with the operation of large open pit mining and rock transportation equipment; and
· accidents associated with the preparation and ignition of large scale open pit blasting operations.
Hazards associated with waste rock mining include:
· accidents associated with operating a waste dump and rock transportation; and
· production disruptions due to weather.
Harmony is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase production costs and result in liability.
Harmony's land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.
Harmony's privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Harmony has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Harmony's right to the properties to which the claims relate and, as a result, on Harmony's business, operating results and financial condition.

The Restitution of Land Rights Amendment Bill, or the Amendment Bill, was published on August 16, 2003. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. As proposed, the Amendment Bill would entitle the Land Minister to acquire ownership of land for the purpose of restitution or for the benefit of claimants who do not qualify for restitution under the Land Claims Act without a court order and without obtaining the agreement of the affected parties. The state would be required to pay just and equitable compensation to the owner of land thus acquired. If the Amendment Bill becomes effective, there is no guarantee that any of Harmony's privately held land rights could not become subject to acquisition by the state without Harmony's agreement, or that Harmony would be adequately compensated for the loss of its land rights, which could have a negative impact on Harmony's South African operations and therefore an adverse effect on its business, operating results and financial condition.
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
Harmony's operations have not in recent years been materially affected by inflation, however, Harmony's profits and financial condition could be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold and, in fact, inflation has had an impact on Harmony's supply contracts. See Item 5. "Operating and Financial Review and Prospects."
Socio-economic instability in South Africa or regionally may have an adverse effect on Harmony's operations and profits.
Harmony is incorporated and owns significant operations in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in Harmony. South Africa was transformed into a democracy in 1994, with successful rounds of democratic elections held during 1999 and 2004. Harmony fully supports government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments and recognizes that in order to implement these policies, Harmony's operations and profits may be impacted. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.
The South African government has committed itself to creating a stable, democratic, free-market economy, which it has achieved to a great extent in the past 10 years since the first democratic elections in 1994. It remains cumbersome however, to predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country's inequalities. It is also difficult to predict the impact of addressing these inequalities on Harmony's business. Furthermore, there has been regional political and economic instability in countries north of South Africa, which may have a negative impact on Harmony's ability to manage and operate its South African mines.
Harmony's financial flexibility could be materially constrained by South African currency restrictions.
South Africa's exchange control regulations provide for restrictions on exporting capital from South Africa. As a result, Harmony's ability to raise and deploy capital outside South Africa is restricted. In particular, Harmony:
· is generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the South African exchange control authorities;
· is generally required to repatriate to South Africa profits of foreign operations; and
· is limited in its ability to utilize profits of one foreign business to finance operations of a different foreign business.

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
Despite the history of engagement with the unions, there are periods during which the various stakeholders are unable to agree on dispute resolving processes. Labor disruptive activities, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among Harmony's employees, Harmony is at risk of having, and has experienced in the past, its production stopped for indefinite periods due to strikes and other labor disputes. Significant labor disruptions may have a material adverse effect on our operations and financial condition and we are not able to predict whether we will experience significant labor disputes in the future.
Our production may also be materially affected by labor laws. Since 1995, South African laws relating to labor have changed significantly in ways that affect Harmony's operations. In particular, laws enacted since then which regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Harmony may continue to experience significant changes in labor law in South Africa over the next several years. For example, the introduction of continued operations, or CONOPS, has led to increased cash costs in certain operations. See Item 6. "Directors, Senior Management and Employees - Employees - Unionized Labor."
HIV/AIDS poses risks to Harmony in terms of productivity and increase costs.
The incidence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony expects that significant increases in the incidence of HIV/AIDS infection and HIV/AIDS-related diseases among the workforce over the next several years may adversely impact on Harmony's operations and financial status. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs which are subject to material risks and uncertainties beyond Harmony's control. As a result, actual results may differ from the current estimates.
The cost of occupational healthcare services may increase in the future.
Occupational healthcare services are available to Harmony's employees from its existing healthcare facilities. There is a risk that the cost of providing such services could increase in future depending on changes in the nature of underlying legislation and the profile of Harmony's employees. This increased cost, should it transpire, is currently indeterminate. Harmony has embarked on a number of interventions focused on improving the quality of life of Harmony's work force, however, there can be no guarantee that such initiatives will not be adversely affected by increased costs.
Laws governing mineral rights ownership have changed in South Africa recently.
On May 1, 2004, the South African parliament promulgated the Mineral and Petroleum Resources Development Act. The principal objectives set out in the Act are:
· to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;
· to give effect to the principle of the State's custodianship of the nation's mineral and petroleum resources;
· to promote equitable access to South Africa's mineral and petroleum resources to all the people of South
African and redress the impact of past discrimination;
· to substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa's mineral and petroleum resources;
· to promote economic growth and mineral and petroleum resources development in South Africa;
· to promote employment and advance the social and economic welfare of all South Africans;
· to provide security of tenure in respect of prospecting, exploration, mining and production operations;
· to give effect to Section 24 of the South African Constitution by ensuring that South Africa's mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;

· to follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and
· to ensure that holders of mining and production rights contribute towards socio-economic development of areas in which they are operating.
Under the Act, tenure licenses over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of the date of enactment of the Act and fulfill requirements specified in the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry, or the Mining Charter.
The principles contained in the Mining Charter relate to the transfer of 26 percent of South Africa's mining assets to historically disadvantaged South Africans, over a 10-year period, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter's tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26 percent target participation. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and beneficiation. In addition, the Mining Charter addresses other socio-economic issues, such as migrant labor, housing and living conditions.
Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Accordingly, we will be eligible to apply for new licenses over its existing operations, provided that we comply with the Mining Charter. Harmony has taken steps to comply with the expected provisions of the Mining Charter, such as promoting value-added production, exploring black empowerment initiatives and increasing worker participation. We expect more costs involved in complying with the Mining Charter, which may have an adverse impact on the profits generated by Harmony's operations in South Africa.
The Act also makes reference to royalties payable to the state in terms of an Act of Parliament, known as the Money Bill, which has been available for public comment, but is not yet in effect. The introduction of the Money Bill will have an adverse impact on the profits generated by Harmony's operations in South Africa. In terms of the draft regulations, royalties would be payable starting in 2009.
In Australia, most mineral rights belong to the government, and mining companies already pay royalties to government based on production. There are, however, limited areas where government granted freehold estates without reserving mineral rights. Harmony's subsidiary, New Hampton, has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony's Australian operations belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. Should New Hampton, Hill 50 or Bendigo desire to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.
Harmony is subject to extensive environmental regulations.
As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased costs of production arising from compliance with South African environmental laws and regulations where it operates, principally in South Africa and Australia. The Minerals and Petroleum Resources Development Act 28 of 2002, certain other environmental legislation and the administrative policies of the South African government regulate the impact of Harmony's prospecting and mining operations on the environment.
Pursuant to these regulations, upon the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization in South Africa, Harmony will remain liable for compliance with the provisions of the Minerals and Petroleum Resources Development Act 28 of 2002, including any rehabilitation obligations. This liability will continue until such time as the South African Department of Minerals and Energy certifies that Harmony has complied with such provisions.

In the future, Harmony may incur significant costs associated with complying with more stringent requirements imposed under new legislation and regulations. This may include the need to increase and accelerate expenditure on environmental rehabilitations and alter provisions for this expenditure, which could have a material adverse effect on Harmony's results and financial condition.
The South African government has reviewed requirements imposed upon mining companies to ensure environmental restitution. For example, with the introduction of an environmental rights clause in South Africa's constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the Minerals and Petroleum Resources Development Act 28 of 2002, the National Nuclear Regulator Act 47 of 1999, the National Water Act 36 of 1998 and the National Environmental Management Act 107 of 1998, which include stringent "polluter-pays" provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines, may result in additional costs and liabilities.
Because the principal non-United States trading market for Harmony's ordinary shares is the JSE Securities Exchange South Africa, investors face liquidity risk in the market for Harmony's ordinary shares.
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
It is the current policy of Harmony's Board to declare and pay cash dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including the amount of cash available and on capital expenditures and other cash requirements existing at that time. Under South African law, cash dividends may only be paid out of the profits of Harmony. No assurance can be given that cash dividends will be paid in the future.
Harmony non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
Dividends or distributions with respect to Harmony's ordinary shares have historically been paid in Rand. The US Dollar equivalent of any dividends or distributions with respect to Harmony's ordinary shares would be adversely affected by potential future decreases in the value of the Rand against the US Dollar. In fiscal 2004, the value of the Rand relative to the US Dollar increased by approximately 17 percent.
Because Harmony has a significant number of outstanding options, Harmony's ordinary shares are subject to dilution.
On June 30, 2004, Harmony had an aggregate of 350,000,000 ordinary shares authorized to be issued and, at that date, an aggregate of 320,741,577 ordinary shares were issued and outstanding. In addition, Harmony has employee share option schemes. The employee share option schemes came into effect in 1994, 2001 and 2003 respectively. At June 30, 2004, options to purchase a total of 5,855,300 ordinary shares were outstanding. The exercise prices of these options vary between R11.70 and R93.00. As a result, shareholders' equity interests in Harmony are subject to dilution to the extent of the future exercises of the options.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against Harmony, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
Harmony is incorporated in South Africa. All of Harmony's directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Harmony are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Harmony a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the Unites States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:
· the court that pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
· the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
· the judgment has not lapsed;
· the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right be heard and represented by counsel in a free and fair trial before an impartial tribunal;
· the judgment does not involve the enforcement of a penal or revenue law; and
· the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business
Act 99 of 1978, as amended, of the republic of South Africa.
It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually determined in accordance with South African law.
It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be acquired to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.
Item 4. Information on the Company
BUSINESS
Introduction
Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, processing, smelting and refining. Harmony is currently the largest producer of gold in South Africa, producing some 30% of the country's gold, and the sixth largest gold producer in the world. As at June 30, 2004 Harmony's mining operations reported total proven and probable reserves of approximately 62.3 million ounces.
In fiscal 2004, Harmony processed approximately 33.955 million tons of ore and sold 3,225,187 ounces of gold, which includes gold production from ARMgold for nine months from October 1, 2003 and Avgold for two months from May 1, 2004.
The gold market is relatively deep and liquid, with the price of gold generally quoted in U.S. dollars. The demand for gold is primarily for fabrication purposes and bullion investment. The purchase and sale of gold takes place around the globe in all sizes and forms.
Harmony's principal mining operations are located in South Africa and Australia, with development and exploration operations in Papua New Guinea and Peru.

Harmony conducts its mining operations through various subsidiaries. As of June 30, 2004, Harmony's principal subsidiaries were Randfontein Estates Limited, Evander Gold Mines Limited, ARMgold/Harmony Freegold Joint Venture Company (Pty) Ltd, ARMgold Limited, Avgold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold (Australia) (Pty) Limited. All are wholly-owned direct subsidiaries incorporated in South Africa, save for Harmony Gold (Australia) (Pty) Limited, a direct subsidiary incorporated in Australia.
Harmony has made several strategic investments in mining companies within and outside South Africa. In fiscal 2004, we made a successful bid to the minority shareholders of Abelle Limited and Avgold Limited, which are now wholly-owned subsidiaries of Harmony. In fiscal 2002, we acquired ordinary shares representing approximately 31.6% of Bendigo, a single project Australian gold mining development company. In fiscal 2003, Harmony also acquired stakes in Highland Gold, a company that held gold mining assets and mineral rights in Russia, and in High River, a company that held gold mining assets in Russia, Canada and West Africa. We sold our interests in Highland Gold and High River during fiscal 2004 for a combined pre-tax gain of approximately R528.2 million.
In South Africa, Harmony and its subsidiaries have nineteen operating shafts in the Free State Province, five operating shafts at Evander in the Mpumalanga Province, four operating shafts at Randfontein in the Gauteng Province, an open cast mine at Kalgold and two operating shafts in Orkney in the North West Province, and two production shaft units at Elandskraal (one of which was closed on June 30, 2004) in the North West and Gauteng provinces. Free Gold (in which Harmony had a 50 percent interest as of the end of fiscal 2003 and which became a wholly-owned subsidiary of Harmony since the merger with ARMgold was concluded on September 22, 2003) has eleven operating shafts in the Free State Province.
Harmony's Australian operations currently include two operations in Western Australia: Mt. Magnet (acquired in the Hill 50 transaction), South Kalgoorlie (including Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 acquisition). Underground and surface mining is conducted at each of these Australian operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits. The underground operations of Big Bell operations (acquired in the New Hampton transaction) ceased in fiscal 2004.
Ore from the shafts and surface material are treated at twelve metallurgical plants in South Africa (three at the Free State operations, one at Elandskraal, two at Evander, two at Randfontein, one at Kalgold and three at the Free Gold Company) and at three metallurgical plants in Australia (one at Mt. Magnet and two at South Kalgoorlie). Harmony received regulatory approval in 1997 to market its own gold, a function that was previously the sole preserve of the SARB. A refinery was commissioned by Harmony during fiscal 1997 in the Free State Province at South Africa.
Harmony increased the capacity of this refinery in fiscal 2002, as a result of which Harmony has the capacity to refine all of its gold produced in South Africa. In fiscal 2004, the capacity of the refinery was 100 tonnes.
History
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950. Harmony's principal executive offices are located at 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa and the telephone number at this location is +27-11-684-0140. Harmony operates under a variety of statutes and regulations. To learn more about these statutes and regulations, see Item 4. "Information on the Company - Regulation" and Item 10. "Additional Information - Memorandum and Articles of Association."
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
Harmony's operations have grown significantly since 1995. Since 1995, Harmony has expanded from a lease- bound mining operation into an independent, world-class gold producer. Harmony increased its gold sales from 650,312 ounces of gold in fiscal 1995 to approximately 3.2 million ounces of gold in fiscal 2004.
In fiscal 2004, approximately 90% of Harmony's gold production took place in South Africa and 10% in Australia. In fiscal 2004, approximately 89% of Harmony's gold came from underground mines and 11% came from its surface mines. For more detailed geographical information about Harmony's activities, see Item 4. "Information on the Company - Business - Harmony's Mining Operations" and "Geographical and Segment Information" in note 37 to the consolidated financial statements.
South African Operations
Harmony acquired additional mineral rights in the Free State, Mpumulanga, Gauteng and North West provinces in South Africa when it acquired Lydex in 1997, Evander in 1998, Kalgold in 1999, Randfontein in 2000, ARMgold in 2003 and Avgold in 2004.
On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50% interest) for Rand 2.2 billion ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion. See Item 5. "Operating and Financial Review and Prospects - Overview."
In connection with the acquisition of the Free Gold assets, Harmony and ARMgold entered into a formal joint venture and shareholders' agreement relating to the Free Gold Company. The agreement provided that Harmony and ARMgold were each responsible for 50% of the expenses associated with operating the Free Gold assets. The Free Gold operations are now wholly-owned by Harmony following the merger with ARMgold which was completed on September 22, 2003.
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
On May 2, 2003, Harmony and ARMgold announced details of their 50/50 joint acquisition of a 34.5% stake in Anglovaal Mining Limited, previously known as Avmin and now African Rainbow Minerals Limited, or ARM. Based on a value of R43.50 per share, the transaction was valued at Rand 1.687 billion and was paid for in cash, which was funded by a long term loan from Nedcor Bank which is repayable by November, 2004.
On July 15, 2003, Harmony announced that it had entered into an agreement with Anglo South Africa (Pty) Limited ("Anglo SA") whereby it acquired 77,540,830 ordinary shares in Avgold Limited ("Avgold") or 11.5% of Avgold's outstanding share capital from Anglo SA, in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo SA. The agreement with Anglo SA provides that should the Company make an offer to acquire the other Avgold shareholders' interest, the consideration payable to Anglo SA will be adjusted to reflect the amounts paid to the other Avgold shareholders. Harmony acquired the remaining stake in Avgold in April/May 2004 (see below).

On September 22, 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on May 2, 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share ($0.84) prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold's shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For U.S. GAAP purposes, the merger was accounted for as a purchase by Harmony of ARMgold for a purchase consideration of approximately $697 million. The results of ARMgold have been included in those of Harmony from October 1, 2003.
On November 7, 2003, Harmony entered into an agreement to dispose of its wholly-owned subsidiary Kalgold to The Afrikander Lease Limited ("Aflease") for a total consideration of $39.0 million. The consideration comprised of a cash payment of $19.5 million and the balance through the issue by Aflease of new ordinary shares valued at $19.5 million. Although all the other conditions precedent to the agreement were met, Aflease could not provide appropriate funding and the contract was subsequently cancelled on March 15, 2004.
Following the Harmony merger with ARMgold, on November 13, 2003, Harmony announced that it reached an agreement in principle with ARM and African Rainbow Minerals & Exploration Investments (Pty) Ltd whereby it would enter into a number of transactions which would restructure ARM. The first transaction involved Harmony acquiring ARM's 286,305,263 ordinary shares in Avgold, or 42.2% of Avgold's outstanding share capital, in exchange for 28,630,526 new Harmony ordinary shares to be issued to ARM. The acquisition of ARM 's interest in Avgold became unconditional in April 2004, when Harmony was required to make a mandatory offer to the Avgold minority shareholders on the same terms as which it acquired ARM 's interest in Avgold. Harmony and ARM have cross shareholdings in each other whereby Harmony owns a 19% interest in ARM, and ARM owns a 19.84% interest in Harmony. See Item 7. "Major shareholders and Related Party Transactions'.
On April 15, 2004, ARM shareholders approved the disposal of their entire shareholding of 286,305,263 ordinary shares in Avgold Limited to Harmony. By way of share exchange, ARM Limited received 1 Harmony share for every 10 Avgold shares held. On May 11, 2004 Harmony announced that its mandatory offer to Avgold minorities was successful and that a total of 62,204,893 Harmony shares were issued to acquire the entire shareholding in Avgold. Avgold owns the Target mine in the Free State. Harmony also disposed of its Kalplats platinum project and associated mineral rights to ARM in exchange for 2 million new ARM ordinary shares issued to Harmony. All of the above described transactions were consummated during May 2004, which resulted in Avgold becoming a wholly- owned subsidiary of Harmony. As of June 30, 2004 Harmony owned 19% of ARM.
On May 21, 2004, Harmony announced that it had raised R1.7 billion by way of an issue of convertible bonds to international investors, which reduced Harmony's South African interest payments by approximately R85 million per year. In addition to these cost benefits, it also allowed Harmony to consolidate its short term debt. The convertible bonds are Rand denominated and interest is payable semi-annually in arrears at a rate of 4.875% per annum. The convertible bonds may be converted into ordinary shares at a price, including premium of R121.00 per share, from July 1, 2004, until the seventh day prior to the maturity date, which is expected to be on May 15, 2009.
Australian Operations
Harmony presently conducts Australian operations through three acquired Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, Hill 50, acquired with effect from April 1, 2002 and Abelle, acquired with effect from May 1, 2003.
Harmony made its first investment in the Australian gold mining industry in February 2000, by acquiring a stake in Goldfields (Australia), an independent gold production and exploration company. Effective December 31, 2001, Delta Gold Limited, or Delta, completed a merger with Goldfields (Australia). In connection with the merger, holders of Delta shares received 187 Goldfields (Australia) shares in exchange for every 200 Delta shares held. Harmony's stake in Goldfields (Australia) following the merger was diluted to approximately 9.8%. In February 2002, Goldfields (Australia) changed its name to AurionGold Limited. On May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome's offer to acquire all of Harmony's interest in AurionGold. As a result of this transaction, Harmony obtained a 1.9% interest in Placer Dome, which was disposed of during fiscal 2003.
In fiscal 2002 Harmony closed the acquisition of 96.2% of New Hampton's shares and 95% of New Hampton's warrants for cash valued at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or $28.5 million at an exchange rate of R8.00 per $1.00). Harmony subsequently completed a compulsory acquisition of the remaining shares and warrants.

On December 11, 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50. The total cash bid valued Hill 50 at approximately A$233 million (R1.419 billion at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50's shares and 98.76% of Hill 50's listed options had accepted Harmony's offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. See Item 4. "Information on the Company - Business - Harmony's Mining Operations-Australian Operations." Harmony financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on February 28, 2002, with Citibank, N.A., as lead arranger. In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton's Jubilee operations with Hill 50's New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. Harmony reports the New Hampton and Hill 50 operating results together within an "Australian Operations" segment.
On February 26, 2003, Harmony announced that it would subscribe for new shares in Abelle Limited and the intention to make a public offer for ordinary shares and options in Abelle for A$0.75 per ordinary share and A$0.45 per option. The offer closed on March 26, 2003, and as at June 30, 2003, Harmony owned 87% of Abelle's outstanding shares and 65% of the listed options which were acquired for a total consideration of $105.4 million. Harmony has since acquired the remaining interest in Abelle as of May 2004 (see below). Abelle is an Australian company listed on the Australian Stock Exchange, with interests in mining and exploration projects in Australia and Papua New Guinea. From May 1, 2003, Harmony reports the results of Abelle, together with those of New Hampton and Hill 50 in the "Australian Operations" segment. See Item 4. "Information on the Company - Business - History" and Item 4. "Information on the Company - Business - Harmony's Mining Operations - Australian Operations."
On September 25, 2001, Harmony announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares of Bendigo for a total purchase price of approximately A$50 million (R292 million at an exchange rate of R5.84 per A$1.00, or $22.8 million at an exchange rate of R12.80 per $1.00). On December 13, 2001, shareholders of Bendigo approved this subscription and Harmony acquired ordinary shares representing approximately 31.8% of the outstanding share capital of Bendigo. On that date, Harmony was also granted options to acquire 360 million additional shares of Bendigo at any time before December 31, 2003, at a price of A$0.30 per share for a maximum consideration of A$108 million (R630.7 million at an exchange rate of R5.84 per A$1.00, or $72.2 million). Bendigo is a single project Australian gold mining development company that controls the New Bendigo Gold Project in the historic Bendigo goldfields. Bendigo controls all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. Bendigo has reported that it is using the funds it received from Harmony's investment in a project with the goal of developing and bringing into production a high grade, mechanized underground mine. Following completion of a feasibility study in fiscal 2004, Harmony informed Bendigo that it would not be participating in a capital fund raising. The board of Bendigo have pursued other funding options and raised A$105 million from capital markets by the issue of new shares. Harmony's shareholding is currently 11.63% as a result of the dilution from the capital raise and additional shares issued by Bendigo for a share purchase plan.
Also on November 7, 2003, Abelle announced that it had entered into negotiations with Legend Mining Limited, whereby Legend offered to purchase the Gidgee gold project. Legend made an offer to buy Abelle's 100% legal and beneficial interest in the project for a consideration of A$6.5 million (subject to certain adjustments) comprising approximately 600 square kilometers of mining and exploration tenements together with project infrastructure including the CIP gold treatment plant, haul roads and access infrastructure, underground mine and associated infrastructure as well as stockpiles, reserves and resources. This transaction closed in December 2003 for a consideration of A$6.3 million.
On March 15, 2004 Harmony announced an offer to holders of ordinary shares, listed options and unlisted options in Abelle Limited ("Abelle") that Harmony does not already own. The acquisition of the Abelle minorities is valued at approximately R620 million or A$125 million (US$85.2 million). On May 19, 2004, the Company announced that its bid for all the outstanding securities in Abelle was unconditional and proceeded with a compulsory acquisition of all the securities in Abelle, which resulted in Abelle becoming a wholly-owned subsidiary of Harmony.

Canadian Operations
In 1998, Harmony acquired its first production facility outside South Africa by purchasing the mining assets in the Bissett area of Manitoba in Canada from the liquidators of the Rea Gold Corporation. Harmony completed the capital expenditure and development programs required to establish a production unit capable of producing over 65,000 ounces per year on this property. In fiscal 2001, due to the mining operations being uneconomical at then-current gold prices, Harmony decided to suspend production at the Bissett mine, and placed the operations on a care and maintenance program during the quarter ended September 30, 2001. On December 2, 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to San Gold Resources Corporation for C$7.5 million, subject to certain conditions. On March 17, 2004, Harmony completed the disposal of 100% of the issued and outstanding shares of Bissett to Rice Lake Joint Venture Inc, a joint venture between San Gold Resources Corporation and Gold City Industries Limited, for C$7,625,000 (US$5.6 million), which was made up of C$3,625,000 (US$2.6 million) in cash plus C$4,000,000 (US$3 million) in shares of San Gold and Gold City. Rice Lake is owned jointly by San Gold and Gold City.
Other Strategic Investments
On January 21, 2003, Randfontein Estates Limited ("Randfontein"), a wholly-owned subsidiary of Harmony, entered into an agreement with Africa Vanguard Resources (Proprietary) Limited ("Africa Vanguard"), pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a purchase price of R250 million plus VAT. Randfontein and Africa Vanguard also entered into a Joint Venture Agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The Agreements were subject to the fulfillment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The Agreements were implemented, and the initial purchase price of $19 million was paid on August 15, 2003. For US GAAP purposes, Harmony did not account for this transaction as a sale, but have consolidated the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities, with Harmony as the primary beneficiary of both variable interest entities.
On April 28, 2004, Harmony announced that it had entered into a joint venture with Network Healthcare Holdings (Netcare). The joint venture company is known as Health-Manco and has been formed for the purpose of managing the provision of healthcare services of the Harmony Group. The agreement between Harmony and Netcare forms the first part of a deal that is expected to eventually see the complete outsourcing of the management of Harmony's healthcare.
Strategy
Harmony is an independent growth oriented company in the gold production business and is distinguished by the focused operational and management philosophies that it employs throughout the organization. Harmony's growth strategy is focused on building a leading international gold mining company through acquisitions, organic growth and focused exploration. Harmony is currently expanding in South Africa and Australia, building on Harmony's position as a leading cost-effective South African gold company in order to enhance Harmony's position as one of the world's premier international gold producers. During fiscal 2004, Harmony also invested funds in mining opportunities in exploration and development projects in Papua New Guinea and Peru.
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
Since undergoing a change in management in 1995, Harmony has employed a successful strategy of growth through a series of acquisitions and through the evolution and implementation of a simple set of management systems and philosophies, which Harmony refers to as the "Harmony Way," and which Harmony believes are unique in the South African gold mining industry. A significant component of the success of Harmony's strategy to date has been its ability to acquire under-performing mining assets, mainly in South Africa, and in a relatively short time frame to transform these mines into cost-effective production units. The execution of Harmony's strategy between fiscal 1995 and fiscal 2004 has resulted in the growth of Harmony's annual gold sales from approximately 650,000 ounces in fiscal 1995 to approximately 3.2 million ounces in fiscal 2004. Despite increased cash operating costs, Harmony has expanded its proven and probable ore reserve base and, as at June 30, 2004, Harmony's mining operations reported total proven and probable reserves of approximately 62.3 million ounces.
Harmony is managed according to the philosophy that its shareholders have invested in Harmony in order to own a growth stock, which will also participate in movements in the gold price. Accordingly, Harmony has consistently maintained a policy of generally not hedging its future gold production. Harmony's policy is to eliminate any hedging positions existing within the companies that it acquires as soon as opportunities can be created to do so in sound, commercially advantageous transactions. There may, however, be instances where certain hedge positions in acquired companies need to be kept in place for contractual or other reasons.
The major components of Harmony's strategy include:
Continuing to implement Harmony's unique management structure and philosophy.
Harmony implements a simple set of management systems and philosophies, which Harmony refers to as the "Harmony Way", and which it believes are unique to the South African gold mining industry. This "Harmony Way" is underpinned by the following concepts:
·
Empowered management teams. At each mining site Harmony has established small, multi-disciplinary, focused management teams responsible for planning and implementing the mining operations at the site. Each of these teams is accountable for the results at its particular site and reports directly to Harmony's executive committee.
·
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
·
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
·
A no-frills, low cost ethic. Harmony has an obsession about lowering its cost base and, to this end, Harmony extensively benchmarks its costing parameters both internally between operations within Harmony and externally against other gold producers.
·
Systems. Harmony has implemented sophisticated cost accounting systems and strict ore accounting and ore reserve management systems to measure and track costs and ore reserve depletion accurately, so as to enable it to be proactive in its decision making.
Harmony has implemented the "Harmony Way" at its original mining operations and at each mining property Harmony has acquired since 1995, and is currently implementing the "Harmony Way" at the Australian operations acquired through the acquisitions of New Hampton and Hill 50. By implementing this process, Harmony generally has been able to reduce unit costs significantly while increasing production and extending mine life. Harmony and ARMgold share similar management philosophies, which Harmony took into consideration in deciding on the merger with ARMgold, which was completed in September 2003. The Free Gold Company has begun implementing measures to reduce costs while increasing production and extending mine life, in a manner that Harmony believes is consistent with the "Harmony Way."

Growing through acquisitions in South Africa and internationally.
Harmony's acquisition strategy in South Africa has been, and will continue to be, mainly to pursue mature, underperforming gold mining operations in which it believes it can successfully introduce the "Harmony Way" to increase productivity, reduce costs and extend mine life. The advantage to acquiring mature, underperforming operations is that they tend to be cheaper to acquire and, particularly for underground operations, much of the required capital expenditure has already been made. Harmony's corporate strategy with respect to acquisition targets is as follows:
· to make acquisitions in addition to pursuing greenfield and brownfield developments when it is economical to do so;
· to acquire mature assets with turnaround potential;
· to acquire assets that fit Harmony's management model; and
· to acquire assets that enhance Harmony's overall resource base.
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
Outside of South Africa, Harmony intends to leverage the broad gold mining experience it has gained through acquisitions and existing operations. Through Harmony's existing operations, Harmony has gained extensive underground mining experience. Harmony has also gained extensive experience in surface mining by open cast methods through its acquisition of Kalgold and the open cast operations of Randfontein, New Hampton and Hill 50 and in mechanized mining of greenstone orebodies through Harmony's acquisitions of Bissett, New Hampton and Hill 50. These types of mining are more typical outside of South Africa. Harmony believes that these skills should position it to be able to pursue a broad range of acquisition opportunities. Harmony continues to explore new business opportunities both inside and outside of South Africa including exploration projects gained through its aquisition of Abelle. Harmony may in the future pursue additional suitable potential acquisitions in South Africa or internationally.
Expanding Harmony's exploration and development activities to increase its reserve base.
Harmony intends to continue to support and expand exploration activities as another important avenue for increasing the size of its reserve base. Exploration projects involve material risks and uncertainties, however, and Harmony cannot be sure these projects will be successful. See Item 3. "Key Information - Risk Factors - To maintain gold production beyond the expected lives of Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery."
Harmony is engaging in, and investigating possibilities for, organic growth through targeted development projects. Harmony is pursuing substantial projects to deepen the Elandskraal operations and improve the Masimong shaft system. Harmony is also currently conducting feasibility studies for shallow and medium-depth capital projects in the vicinity of Harmony's existing Randfontein and Evander operations. See Item 4. "Information on the Company - Harmony's Mining Operations - Elandskraal Operations," Item 4. "Information on the Company - Harmony's Mining Operations - Randfontein Operations," Item 4. "Information on the Company - Harmony's Mining Operations - Free State Operations" and Item 4. "Information on the Company - Harmony's Mining Operations - Evander Operations." In evaluating and pursuing these projects, Harmony's goal is to achieve organic growth in South Africa. Capital development projects of this type involve material risks and uncertainties, however, and Harmony cannot be sure its development efforts will be successful. See Item 3. "Key Information - Risk Factors - To maintain gold production beyond the expected lives of Harmony's existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery."

Hedge Policy
As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of its future gold production. As a result of this policy, Board approval is required when hedging arrangements are to be entered into to secure loan facilities. Any change to this policy requires ratification by the Board. Currently, Harmony's hedge book is managed by a risk and treasury management services company, which is a joint venture between a major South African bank and a black economic empowerment company.
Harmony does not trade in derivatives for its own account. In the past three years, there have been two instances in which Harmony has made use of gold price hedges: Harmony's forward sale of a portion of the production at Bissett at a set gold price and put options relating to 1 million ounces of Harmony's production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out.
Harmony inherited the following forward exchange contracts with the acquisition of Avgold in May 2004.
June 30, 2005
June 30, 2006
Total
Forward exchange contracts & calls sold US$ million
79.4 39.5 118.9
Average Strike US$/R 9.073 9.543 9.229
The contracts do not meet the criteria for hedge accounting and the mark-to-market movement is reflected in the income statement. The mark-to-market of these contracts was a negative R300 million (US$48 million) as at June 30, 2004. These values were based upon a spot price of US$1/R6.44 (as of September 29, 2004) and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
The forward exchange contracts mature on a monthly basis, resulting in cash inflow or outflow, equal to the difference between the strike price of the contracts and the spot price on the particular day. The average strike price of the contracts, are significantly higher that the spot price of US$1/R6.44 (as of September 29, 2004), resulting in significant cash outflows.
A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On April 12, 2002, Harmony had closed out all of the Randfontein hedge positions, including closing forward sale contracts and call options covering a total of 490,000 ounces and forward purchases covering a total of 200,000 ounces.
In addition, a substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. These hedge agreements were accounted for as speculative contracts. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony reduced New Hampton's hedge book by over 900,000 ounces and combined and restructured the remainder of the hedge portfolio of Harmony's Australian operations (including New Hampton and Hill 50) to normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to agreed-upon prices. In fiscal 2003, a significant portion of the inherited hedge book was closed out. As a result the remaining hedge agreements does not meet hedge accounting criteria for accounting purposes and the mark-to-market movements in these contracts are reflected in the income statement. During fiscal 2004, a further 500,000 ounces of the inherited hedge books of both New Hampton and Hill 50 were closed out at a cost of Rand 105 million (US$14.4 million). As of June 30, 2004, the resulting hedge portfolio covered 495,000 ounces over a five-year period at an average strike price of A$518 per ounce ($363 at an exchange rate of A$0.70 per $1.00). Harmony has reduced the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements as well as through the close out of these hedge agreements.
In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations' planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. These forward exchange contracts expired on December 31, 2002, and were not renewed. Harmony has not renewed or entered into any forward exchange contracts since then, although it has inherited such contracts in connection with its acquisition of Avgold in May 2004.

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
Harmony conducts exploration activities by itself or with joint venture partners. Harmony's prospecting interests in South Africa measure approximately 100,000 hectares. The area has been reduced, from 382,000 hectares, as regional exploration identified focused areas of mineralization, requiring more detailed investigation. Harmony's Australian operations also control prospecting interests, as described below. In addition to ongoing mine site exploration, Harmony has a program of investment in regional exploration. The exploration strategy on these greenstone belts uses geological, geophysical and geochemical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold deposits typically occur as clusters.
Harmony spent approximately R108.87 million, excluding contributions from joint venture partners, on exploration in fiscal 2004 and the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea South Africa and Peru with smaller expenditures in West Africa and Madagascar. In fiscal 2005, Harmony intends to carry out exploration in South Africa, West Africa, Australia, South America and Papua New Guinea.
Harmony disposed of its interest in the Kalplats projects during the year and is currently assessing the most appropriate route to be taken on its non-core mineral rights in South Africa.
Harmony's exploration activity in West Africa and South America, excluding Peru, was restricted to project generation and reconnaissance sampling. Site visits and negotiations with potential joint venture partners are ongoing.
During 2004, Harmony continued to evaluate numerous projects in Peru. Two joint venture agreements were entered into with local partners, whereby Harmony could earn-in to prospective projects by undertaking phased exploration expenditure. Both of the projects are focused on areas with demonstrated potential to host epithermal gold mineralization. Analytical results from drilling of the first project and sampling of the second, suggested that they did not conform to Harmony's investment criteria and the joint ventures were terminated.
In addition to these joint ventures, Harmony has undertaken a comprehensive target generation program in Peru, supported by surface sampling programs. New projects generated by this program, or coming under negotiation, shall form the focus of an accelerated exploration program in 2005. For this reason, Harmony established a small exploration office in Peru during 2004.
Harmony's Australian operations conduct prospecting at various sites within their exploration mineral right areas, which include various types of property rights recognized in Australia covering a total area of approximately 298,355 hectares (737,250 acres). Harmony's exploration strategy in Australia includes exploration on greenstone belts using aeromagnetics, ground magnetics, geochemical, regolith and geotechnical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold mineralization typically occurs. Thereafter, promising targets are drilled to test geological structures and establish the presence of gold mineralization. Should this process be successful in discovering ore, the deposits are then drilled and sampled systematically to determine ore reserves and metallurgical characteristics. Exploration of priority targets within Harmony's holdings, continued to be the focus of regional exploration over the 2004 fiscal year.
Harmony currently has a 11.63% stake in Australian-listed Bendigo Mining NL, an Australian listed company that controls a large tenement holding in the Bendigo goldfield of Victoria (Australia). It has been estimated that 18 million ounces of gold have historically been produced from underground operations on the numerous reefs in the Bendigo goldfield. Bendigo Mining management consider that the goldfield has the potential to host a further 12 million ounce resource below the historic mine workings. The coarse grain size and erratic distribution of the gold in the Bendigo reefs ("nugget effect") precludes the use of drilling as a reliable reserve definition tool. During 2003, a production size decline was sunk to access several reefs that had previously been defined by drilling. The objective was to establish ore-body geometry and grades as well as to gain further confidence in the proposed mining methods and process metallurgy. Bendigo's management have announced that nine of the seventeen targeted reefs had been evaluated by August 2003. The feasibility study was completed in fiscal 2004.

Following the acquisition of Hill 50, Harmony integrated Hill 50's exploration program on the properties south of Kalgoorlie with New Hampton's programs in that area. These programs involve exploration on a combination of freehold title and mineral leases forming an east-west belt extending from Lake Roe to Coolgardie, south of Kalgoorlie. The tenements span a number of geological domains including the Kalgoorlie-Kambalda Belt and the Boulder-Lefroy structure, the Zuleika Shear, the Coolgardie Belt and the Yilgarn-Roe structures. A comprehensive structural-geological and regolith-geochemical review was completed in July 2001 for the Southeast Goldfields area. This review outlined priority targets within Harmony's holdings, which were the focus of regional exploration over the 2002 fiscal year and continued to be the focus of regional exploration during the 2003 and 2004 fiscal years. Hill 50's exploration has also continued to focus on brownfield and greenfield opportunities at Mt. Magnet and on regional targets.
Through the Hill 50 transaction, Harmony also acquired two development projects in the Northern Territory of Australia: the Maud Creek project and the Brocks Creek project. Maud Creek is an advanced greenfield project based on a recent discovery located close to the historic Yeuralba gold field in the Pine Creek district. The Maud Creek project faces a metallurgical risk associated with the extraction of gold from the ore. The Maud Creek orebody is partially refractory in nature and specific (yet to be finalized) ore processing routes would be required to liberate the gold. The contemplated processes are expected to result in higher capital and operating costs, but are not expected to involve significant technical risk. Brocks Creek is an effort to bring mines formerly operated by AngloGold and Dominion Mining back into production. The Brocks Creek area includes shallow open pits located at Rising Tide, and rights to develop the underground Zapopan and Cosmo Deeps sites. In fiscal 2004, Harmony had a total expenditure of A$8.4 million in combined levels of exploration at New Hampton and Hill 50.
On February 26, 2003 Harmony made an offer to subscribe for new shares as well as a public offer for the ordinary shares and options in Abelle Limited and as of May 2004, Abelle is a wholly-owned subsidiary of Harmony. Abelle owns 100% of the Hidden Valley and Wafi deposits in Papua New Guinea. The Hidden Valley project has an estimated mineral resource of 73.9 million tons at 2.2 grams per ton gold and 30 grams per ton silver for 5.2 million ounces of gold and 71 million ounces of silver. A feasibility study completed by Lycopodium of Australia in October 2002 envisaged a single open pit containing 2.8 million ounces of gold and 48 million ounces of silver. A new feasibility study completed by Abelle in December 2003, envisaged construction of a smaller but more profitable mine, which will produce 1.9 million ounces of gold and 25.5 million ounces of silver in phase one. The Wafi project is situated 60 kilometers from Morobe and is an advanced exploration project. Wafi consists of two deposits situated 1 kilometer apart. The Golpu deposit is a porphyry copper-gold deposit. The resource estimate for Golpu is 100 million tons at 1.3% copper and 0.6 grams per ton gold for 1.3 million tons of copper and 2.3 million ounces of gold. The second deposit (the Wafu gold deposit) is a high sulphidation gold deposit that contains an inferred resource of 53.3 million tons at 2.5 grams per ton for 4.3 million ounces gold. A 5,000 meter diamond drill program is currently underway at the recently discovered, high grade "link zone" of the Wafi gold deposit.
With the exception of the Burnside Joint Venture, which Hill 50 and Northern Gold NL formed in March 2002 to develop the Brocks Creek project, Harmony's exploration and development projects in Australia are wholly-owned.
Mining
The mining process can be divided into two main phases: (i) creating access to the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.
·
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
·
Mining the orebody. The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned and the ore is transferred to the transport system. In open pit mines, gold- bearing material may require drilling and blasting and is usually collected by bulldozers or shovels to transfer it to the ore transport system.

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
Processing
Harmony currently has twelve metallurgical plants in South Africa and three in Australia that treat ore to extract the gold. The principal gold extraction processes used by Harmony are carbon in leach, or CIL, carbon in pulp, or CIP, and carbon in solution, or CIS, although Harmony also has an old filter plant processing low grade waste rock.
The gold plant circuit consists of the following:
·
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
·
Treatment. In most of Harmony's metallurgical plants, including the plants at the Free Gold operations and at Hill 50, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL, CIP or CIS process. In addition, each of Harmony and the Free Gold Company has one metallurgical plant that uses the zinc precipitation filter process to recover gold in solution. Harmony's Saaiplaas plant also used the zinc precipitation filter process prior to fiscal 2002, but it was converted to the CIS process during fiscal 2002. During fiscal 2003, however, the Saaiplaas plant was converted to the CIL process thereby lowering costs and improving extraction efficiency. Harmony will consider a similar conversion for the remaining Harmony zinc precipitation plant depending on the properties of the materials to be processed.
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
Harmony operates the only independent gold refinery in South Africa. In fiscal 2004, all of Harmony's South African gold production was refined at Harmony's refinery. In fiscal 2003, approximately 85% of Harmony's South African gold production was refined at Harmony's refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In April 2002, Harmony sold its ownership interest in the Rand Refinery back to the Rand Refinery. Harmony received approximately Rand 6.4 million ($0.6 million at an exchange rate of R10.66 per $1.00) from this sale.
Harmony produces its own branded products at its refinery, including various sizes of gold bars. This has allowed Harmony to sell to markets such as India, the Middle East and East Asia. Harmony's refinery supplies gold alloys and associated products to jewelry manufacturers in South Africa and internationally. In fiscal 2004, Harmony had refinery capacity of 100 tonnes per year. Harmony spent approximately Rand 4.8 million (compared to Rand 4.6 million ($0.67 million) in fiscal 2003) on capital expenditures at its refinery in fiscal 2004.

The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in Item 4. "Information on the Company - Regulation-Mineral Rights." Harmony's beneficiation initiatives have benefited from the expansion and improvement of Harmony's refinery. Harmony supports jewelry ventures in South Africa, including providing facilities for a jewelry school and, in fiscal 2002, Harmony acquired rights to manufacture and distribute a range of jewelry based on the "Lord of the Rings" trilogy in South Africa, the United States and Canada. On December 11, 2002, Harmony and Mintek, a South African government research and development organization, signed a memorandum of understanding to create Musuku Beneficiation Systems, or Musuku, an integrated manufacturing and technology group focusing on the beneficiation of precious metals. Musuku will provide management, operational and technical to integrate value-added processes into the gold mining industry. On June 20, 2004, the Competition Commission approved the Musuku transaction.
Services and Supplies
Mining activities require extensive services, located both on the surface and underground. These services include mining-related services such as mining engineering (optimizing mining layouts and safe mining practices), planning (developing short-term and long-term mining plans), ore reserve management (to achieve optimal orebody extraction), ventilation (sustaining operable mining conditions underground), provision of supplies and materials, and other logistical support. In addition, engineering services are required to ensure equipment operates effectively. Unlike many other South African gold producers, Harmony generally provides only those services directly related to mining. In some cases, other services are provided by outside contractors. Harmony provides medical services to employees at its Free State, Evander and Randfontein hospitals. During fiscal 2004, Harmony entered into a joint venture agreement with Netcare Healthcare Holdings to outsource the management of Harmony's healthcare.
The Mining Charter described in Item 4. "Information on the Company - Regulation - Mineral Rights" establishes a policy of preferred supplier status according to enterprises controlled by members of historically disadvantaged groups when those enterprises are able to offer goods and services at competitive prices and quality levels. Harmony believes that its procurement policy is consistent with this policy.
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

In addition, Harmony and the United Association of South Africa have signed an agreement to redefine the traditional role of shift boss, or supervisor, to that of a coach. This initiative, which Harmony has implemented at its South African operations, re-aligns features of Harmony's operational-level organization. The principal features of this initiative are to allow coaches to focus on safety promotion by transferring line supervision duties to the mine overseers (whose technical expertise will be available to blasting crews) and changing the compensation structure so that coaches will not receive incentive compensation based on production levels. In addition, coaches spend the entire eight-hour working shift underground with the mining team, in contrast with the four hours shift bosses typically spent with the mining team. Harmony believes that this initiative will promote a safe production environment for the blasting crew and enhance career development for previously disadvantaged individuals.
Capital Expenditures
Capital expenditures, including the non-cash portion, incurred for fiscal 2004 totalled approximately $126.5 million, compared with $209 million for fiscal 2003 and $59.0 million for fiscal 2002. The focus of Harmony's capital expenditures in recent years has been underground development and plant improvement, upgrades and acquisitions, and management currently expects this focus to continue in fiscal 2005. The decrease in capital expenditure in fiscal 2004 compared with fiscal 2003 was as a result of downscaling at the Elandskraal and Australian operations as well as the appreciation of the Rand against the U.S. dollar. The increase in capital expenditures in fiscal 2003 compared with fiscal 2002 was due to the acquisition of Abelle in March 2003 and the development of projects such as Tshepong and Bambanani. Harmony has budgeted approximately $144.1 million for capital expenditures in fiscal 2005. Details regarding the capital expenditures for each operation are found in the individual mine sections under "Business - Harmony's Mining Operations." Harmony currently expects that its planned capital expenditures will be financed from operations and existing cash on hand. However, if Harmony decides to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond its current plans, Harmony may consider alternative financing sources described below. See Item 4. "Information on the Company - Business - Harmony's Mining Operations - Evander Operations."
Description of Property
Harmony's operational mining areas in South Africa comprise the Free State operations of 55,801 acres, the Evander area of 91,178 acres the Randfontein area of 41,026 acres, the Kalgold area of 5,259 acres, the Elandskraal area of 22,864 acres, the Free Gold's area of 35,582 acres and the Target area 10,469 acres. Harmony's operational mining areas (granted tenements) in Australia comprise the combined Mt. Magnet - Big Bell area of 252,114 acres, the South Kalgoorlie area of 222,647 acres and active holdings in the Northern Territories Joint Venture that total 288,083 acres. Harmony furthermore owns, controls or shares in mineral rights that have not been brought to production.
In line with the rest of the South African mining industry, Harmony has been rationalizing its mineral rights holdings in recent years. Accordingly, over the past three years, Harmony disposed of its shares and its participation rights in areas in as well as outside of South Africa in which it has not actively pursued mining. Harmony may continue to investigate further disposals.

Arctic
North America
Europe
Asia
Atlantic
Middle East
Caribbean
Africa
Pacific
Equator
Central America
South America
Oceania
Indian
HARMONY Papua New Guinea
HARMONY Peru
Atlantic
HARMONY South Africa
HARMONY Australia
Pacific
PAPUA NEW GUINEA
HIDDEN VALLEY
NAMIBIA
BOTSWANA
RANDFONTEIN
Johannesburg
TARGET
FREE GOLD
Durban
SOUTH AFRICA
Cape Town
HARMONY
AUSTRALIA
MAUDE CREEK
Perth

The following pages contain maps of Harmony's South African and worldwide operations and interests.
WORLDWIDE OPERATIONS
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
Conglomerate layers occur in distinctive depositional cycles or packages within the upper, arenaceous portion of the sequence, known as the Central Rand Group. It is within these predominately conglomeratic units that the gold- bearing alluvial placer deposits, termed reefs, are located.
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

Harmony's production from the Australian operations and South African Kalgold operations are sourced from Archaean greenstone gold deposits. These types of deposits are formed by the interaction of gold-bearing hydrothermal fluids with chemically or rheologically suitable rock types. The hydrothermal fluids are typically focused along conduits termed shear zones. The nature of the shear zone and the host rock determines the style of the mineralization, which may be narrow veins with high gold grades or wide disseminated mineralization with low-medium grades. Frequently the two styles occur together.
At Harmony's Papua New Guinea operations, the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme, host the gold mineralization at the Wafi project. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein- hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about 1kilometer northeast of the Wafi gold orebody. It is a porphyri (Diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo and the mineralized body can be described as a porphyry copper-gold `pipe'. Harmony's Hidden Valley project comprise low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of Papua New Guinea. In the Hidden Valley project area a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit area is dominated by a series of post Miocene faults controlling the gold mineralization, including an early north trending set and the main NW faulting.
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
The JSE requires that all gold mining companies listed on the JSE must report ore reserves on the basis of the South African Mineral Resource Committee code of practice, or SAMREC. The Harmony ore reserves as at June 30, 2004 have been reported in accordance with this ruling. In addition, the ore reserve information for Harmony's Australian operations is reported on the basis of the Australian Code for Reporting of Mineral Resources and Ore Reserves, or JORC Code. The JORC Code is consistent with SAMREC, although the JORC code focuses more specifically on open cast mining, which is more common in Australia. Only the reserves which qualify as proven and probable reserves for purposes of the SEC's industry guide number 7 at each of Harmony's mining operations are presented in this annual report. See "Glossary of Mining Terms."

As at June 30, 2004, Harmony's mining operations reported total proven and probable reserves of approximately 62.3 million ounces, which includes Avgold, as set forth in the following table:
Ore reserve statement as at June 30, 2004
Gold sales
in the fiscal
year ended
Proven Reserves Probable Reserves Total Reserves June 30,
Tons Grade  Gold oz
1
Tons Grade  Gold oz
1
Tons Grade  Gold oz
1
2004
(million) (oz/ton) (million) (million) (oz/ton) (million) (million) (oz/ton) (million) (oz)
South African
Operations
S.A. Underground
Elandskraal
12.75 0.24 3.06 23.99 0.24 5.69 36.74 0.24 8.75 318,708
Free State 27.83 0.14 3.82 21.04 0.13 2.71 48.87 0.13 6.53 654,420
Randfontein 9.91 0.16 1.61 6.14 0.16 0.99 16.05 0.16 2.60 394,166
Evander 12.24 0.20 2.42 66.83 0.20 13.39 79.07 0.20 15.81 359,733
Avgold 8.59 0.22 1.88 18.12 0.20 3.56 26.71 0.20 5.44 53,434
7
Free Gold 26.19 0.22 5.78 57.12 0.20 11.47 83.31 0.21 17.25 959,367
8
ARMgold 3.52 0.23 0.82 0.61 0.22 0.13 4.13 0.23 0.95 215,015
Total S.A.
Underground
101.03 0.19 19.39 193.85 0.20 37.94 294.88 0.19 57.33 2,954,843
S.A. Surface
Elandskraal
- - - - - - - - - 5,301
Avgold - - - 3.80 0.02 0.07 3.80 0.02 0.07 -
Free State 13.76 0.01 0.13 6.64 0.02 0.10 20.40 0.01 0.23 26,732
Randfontein 33.76 0.01 0.47 0.05 0.24 0.01 33.81 0.01 0.49 18,872
Evander - - - - - - - - - 1,961
Kalgold (open cast) 6.14 0.06 0.38 - - - 6.14 0.06 0.38 82,756
Free Gold 2.79 0.01 0.04 23.64 0.02 0.38 26.44 0.02 0.42 73,122
8
Total S.A. Surface 56.45 0.02 1.02 34.13 0.02 0.56 90.59 0.02 1.59 208,744
Australian Operations
Australian Operations
2
Northern Territory 0.06 0.41 0.02 0.88 0.08 0.08 0.94 0.10 0.10 -
Mt. Magnet 2.71 0.05 0.15 5.78 0.14 0.78 8.49 0.11 0.92 173,228
South Kalgoorlie
3
1.65 0.08 0.13 1.28 0.11 0.14 2.94 0.09 0.27 120,532
Big Bell
4
- - - - - - - - - 11,574
Gidgee
5
- - - - - - - - - 32,954
Total Australian
Operations
4.42 0.07 0.30 7.94 0.13 1.00 12.37 0.10 1.30 338,288
Papua New Guinea
6
2.23 0.09 0.20 21.43 0.09 1.84 23.66 0.09 2.04 32,954
TOTAL 164.1 20.91    257.35 41.35    421.50 62.26 3,501,875
1
"Gold oz" figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures. Approximate metallurgical recovery factors are set forth below.
2
Includes reserves from underground and surface mining at each of the Australian operations.
3
The South Kalgoorlie operations include Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 transaction.
4
Operations ceased in July 2003.
5
.Represents sales for five months up to November 2003.
6
Includes reserves from underground and surface mining at the operations.
7
Represents sales for two months from May 1, 2004 for the Avgold operations.
8
Represents Free Gold sales for fiscal year 2004 without taking into account equity accounting for the first three months.

The numbers shown in the table above are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: (a) Elandskraal 95.6%; (b) Free State 95%; (c) Randfontein 96.5%; (d) Evander 96.7%; (e) Kalgold 82%; (f) the Free Gold assets 97%; (g) Target 97.5%, (h) Big Bell 86%; (i) Mt. Magnet 93%; (j) South Kalgoorlie 92%. A gold price of Rand 92,000 per kilogram was applied in calculating the ore reserve figures. The gold price on September 29, 2004 was approximately R84,500 per kilogram. Harmony's standard for narrow reef sampling with respect to both proven and probable reserve calculations for underground mining operations at Elandskraal, Free State, Evander, Randfontein, Free Gold and Target is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target operations, the Harmony standard for sampling with respect to both proven and probable reserves are fan drilling with "B" sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. Harmony's standard for sampling with respect to both proven and probable reserves at its Australian underground operations include sampling development drives and crosscuts at intervals of up to 4 meters, drilling fans of diamond drill boreholes with a maximum spacing of 20 meters in any orientation within the ore bodies, and assaying core at 1 meter intervals. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand) for which random sampling is used. Australian surface operations are sampled on diamond drill and reverse circulation drill spacing of no more than 20 meters on average.
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
Harmony's Mining Operations
In South Africa, Harmony and its subsidiaries conduct underground mining at seven sites-Elandskraal, the Free State, Randfontein, Evander, Free Gold, ARMgold and Avgold and surface mining at four sites- the Free State, Randfontein, Free Gold and Kalgold. Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). Harmony has also conducted open cast mining at Randfontein, but these open cast operations were downscaled and discontinued during fiscal 2002 because the open cast mine had reached the end of its useful life.
In Australia, Harmony and its subsidiaries presently conduct mining principally at two sites, the Mt. Magnet operations (which were acquired in the Hill 50 transaction) and the South Kalgoorlie operations (which include the Jubilee operations acquired in the New Hampton transaction and the New Celebration operations acquired in the Hill 50 transaction). During fiscal 2003 the Gidgee gold mine was an additional site acquired in the Abelle transaction, but Abelle disposed of its Gidgee underground operations in December 2003. Underground and surface mining is conducted at each of the remaining operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits. Underground operations at Big Bell ceased in July 2003 as mining there had become uneconomical due to low grade and the Big Bell plant was sold in December 2003. Surface mining will, however, continue in certain areas of the Big Bell tenements, with ore to be processed at the Mt. Magnet plant.

South African Underground Operations
The following chart details the operating and production results from underground operations in South Africa for the past three fiscal years:
Fiscal year ended June 30,
2004
1
2003
1
2002
1
Production
Tons ('000)
17,613 12,294 13,368
Recovered grade (ounces/ton) 0.153 0.142 0.149
Gold sold (ounces) 2,702,015 1,701,367 1,988,320
Results of operations ($)
Product sales ('000)
1,037,867 578,764 567,006
Cash cost ('000) 993,270 425,323 384,434
Cash profit ('000) 44,597 139,775 182,607
Cash costs
Per ounce of gold ($)
368 250 193
1
Excludes Harmony's interest in gold sales by the Free Gold Company for the first three months of fiscal 2004 and for the full fiscal years of 2003 and 2002.
Tons milled from underground operations in South Africa increased to 17,613,000 in fiscal 2004, compared with 12,294,000 in fiscal 2003, due to the acquisition of ARMgold, resulting in the inclusion of Free Gold as a subsidiary, as well as the acquisition of Avgold consisting of the Target operations. See "- ARMgold Operations", "- Free Gold Operations" and "- Avgold Operations" below. Recovered grade increased 8% in fiscal 2004, compared with fiscal 2003, due primarily to inclusion of the high-grade Free Gold and Avgold operations.
Cash costs for underground operations in South Africa were $368 per ounce of gold in fiscal 2004, compared $250 per ounce of gold in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
South African Surface Operations
The following chart details the operating and production results from Harmony's surface operations in South Africa for the past three fiscal years (with historic figures adjusted to reflect the segmentation of the Elandskraal operations described above):
Fiscal year ended June 30,
2004
1
2003
1
2002
1
Production Tons ('000)
9,813 5,799 4,198
Recovered grade (ounces/ton) 0.019 0.027 0.033
Gold sold (ounces) 184,884 155,095 138,882
Results of operations ($) Product sales ('000)
71,000 51,344 40,034
Cash cost ('000) 64,404 35,615 24,037
Cash profit ('000) 6,596 15,729 16,003
Cash costs
Per ounce of gold ($)
348 230 173
1
Excludes Harmony's interest in gold sales by the Free Gold Company for the first three months of fiscal 2004 and the full fiscal years of 2003 and 2002.
The amount of gold sold from surface operations in South Africa increased in fiscal 2004 due primarily to the inclusion of Free Gold for nine months of the fiscal year as well as increased production from the Free State and Kalgold. This was partially offset by the fact that the treatment of surface sources from Evander and Elandskraal was discontinued during January 2004 and December 2003 respectively. The amount of gold sold from surface operations in South Africa increased in fiscal 2003 due primarily to the increased production from the Free State and Randfontein. The amount of gold sold from surface operations in South Africa increased in fiscal 2002, due primarily to the inclusion of surface sources from Elandskraal for a full fiscal year, the improved recovered grades from Kalgold's surface sources and the treatment of Free State surface sources during the year. These factors more than offset decreased production from Randfontein surface sources as a result of the closure of Randfontein's open pit.
In light of the higher prevailing market price for gold in fiscal 2002, and in order to maximize use of the Free State plants, Harmony began processing materials from secondary surface sources, primarily waste rock dumps and tailings dams (slimes and sand), at the Free State operations in the quarter ended March 31, 2002. This production is included in South African surface operations for the quarter ended March 31, 2002 and all subsequent periods.
Tons milled from surface operations in South Africa were 9,813,000 in fiscal 2004, compared with 5,799,000 in fiscal 2003. This increase was primarily due to the increase in tons at the Free State and the inclusion of tons from Free Gold for nine months during fiscal 2004. These increases were offset by the discontinuation of the treatment of surface sources from Elandskraal and Evander. Recovered grade from surface operations in South Africa was 0.019 ounces per ton in fiscal 2004, compared with 0.027 ounces per ton in fiscal 2003, as a result of lower grade surface sources being treated at the Free State and Randfontein operations.
Cash costs for surface operations in South Africa were $348 per ounce of gold in fiscal 2004, compared with $230 per ounce of gold in fiscal 2003. This increase was attributable primarily to appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Elandskraal Operations
Introduction. On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines in the North West and Gauteng provinces of South Africa for approximately Rand 1 billion. Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. In fiscal 2004, the Elandskraal operations accounted for approximately 10% of Harmony's total gold sales. The assets and liabilities of the Elandskraal mines include the mineral rights and mining title (excluding a portion of the Carbon Leader Reef horizon, which AngloGold continues to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation. The addition of Elandskraal to Harmony's operations increased Harmony's reserves by approximately 9.9 million ounces.
On April 24, 2001, Harmony entered into an agreement with Randfontein and Open Solutions, pursuant to which the parties agreed to associate together in a joint venture related to the business of the Elandskraal mines, or the Elandskraal Venture. Open Solutions, an empowerment group, undertook to purchase a 10% participation interest in the Elandskraal Venture for cash consideration equal to 10% of the historical acquisition costs (including all transaction costs but excluding loan financing costs) of the Elandskraal mines, in an amount estimated to be approximately Rand 114 million. Randfontein retained the remaining 90% participation interest in the Elandskraal Venture, continued to own and operate the Elandskraal mines, and had the sole discretion to manage the Elandskraal Venture (but was required to consult with Open Solutions prior to effecting a sale or disposal of the material portion of the assets of the Elandskraal mines). Under the agreement, Randfontein also undertook to loan the purchase price to Open Solutions at an interest rate equal to the prime rate less 1%, to be repaid by Open Solutions from the benefits accruing to Open Solutions attributable to its 10% participation interest. As security for the repayment of this loan, Open Solutions ceded and assigned to Randfontein all its right, title and interest in and to its participation interest (other than the right to appoint the representatives described below) until the loan was repaid in full.
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
At the Elandsrand operations, the vertical separation between the VCR and CLR increases east to west from 900 meters to 1,300 meters as a result of the relative angle of the VCR unconformity surface to the regional stratigraphic strike and dip. The CLR strikes west-southwest and dips to the south at 25 degrees. The VCR strikes east-northeast and has a regional dip of 21 degrees to the south-southeast. Local variations in dip are largely due to the terrace-and-slope palaeotopography surface developed during VCR deposition.
The dip of the VCR at the Deelkraal operations is relatively consistent at 24 degrees, although there is some postulation of a slight flattening of dip at depth. The VCR has a limit of deposition running roughly north-south through the center of the lease area. The VCR is not developed to the west of this line. Some stoping has occurred to the west of this limit, but this was to exploit reefs from the Mondeor Conglomerates, stratigraphically underlying the VCR.
Mining Operations. The Elandskraal operations are divided into the Elandsrand and the Deelkraal mines. The Elandsrand mine engaged in both underground and waste rock mining. The Deelkraal mine engaged in underground mining but as a result of the lower gold price in Rand terms (taking into account the stronger Rand as against the U.S. dollar) during fiscal 2004, the production was stopped during June 2004. Vamping and reclamation operations are ongoing at this time. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section.
Due to the operating depths of the Elandskraal underground operations, seismicity and pressure related problems are a risk. In December 2001, a seismic event at the Deelkraal operations caused the deaths of six workers. Another seismic event at Deelkraal in July 2002 fatally injured two workers. Although these types of events are tragic in nature and disrupting on production, it should not affect the longer term production achievements. Harmony regularly revisits its mining strategy and management procedures at all of its deeper mining operations in connection with its efforts to mitigate this risk. The primary challenges facing the Elandskraal operations are the lowering of working costs, increasing mining flexibility, controlling capital expenditure and the timely completion of the SSDP. Harmony expects that the SSDP will be completed by the middle of fiscal 2006.
Following the acquisition, Harmony has implemented the "Harmony Way" at Elandskraal in an effort to cut costs and increase productivity. This has improved the overall cost structure, which has enabled Harmony to pursue capital development. Harmony also completed restructuring of the Elandskraal operations, which resulted in the retrenchment of approximately 1,450 employees.
The Elandsrand mine, a mature mine with a declining production profile, has the challenge of a new mine being developed underneath the old mine. The nature of the different activities underway negatively impacted on the performance of the shaft during fiscal 2004. Due to scaling of the waste and reef orepasses, a program to rehabilitate the orepass system was put in place. This resulted in the temporary tipping of waste into the reef orepass system, which typically results in dilution in recovery grade and a distorted cash cost/ton profile. The problem was finally resolved in February 2004, and resulted in an improvement in recovery grade. A fire during the quarter ended September 30, 2003 resulted in the loss of three working shifts. Production was also affected by a blockage in the orepass during the quarter ended June 30, 2004. Seismic events during the quarters ending September 30, 2003 and June 30, 2004 resulted in three fatalities. Development was delayed as a result. Although this had an impact on the development for the period, it did not impact on the longer term production plan. The first raise line on the 102 level project commenced production in January 2004. The 105 level intersected the reef during May 2004 on the 105-33 cross cut. The project is expected to be completed by the middle of fiscal 2006 and is expected to have a life of mine of 17 years.
An agreement for the implementation of CONOPS at Deelkraal was reached with the respective unions on December 19, 2003. Due to delays, it was only fully operational by April 2004. Despite this, production at the Deelkraal mine was stopped in June 2004 as a result of the reduction in the Rand-denominated price of gold which made mining at the shaft uneconomical.
During fiscal 2004, the safety record at the Elandskraal mines in terms of lost time frequency rate (22.51) compared unfavorably with the group average of 19.22. The fatality frequency rate (0.65) was also higher than the group average mainly as a result of the seismic event described above. Significant work is being done to address this. Safety standards from other Harmony operations are being applied at Elandskraal and receive constant and high-level attention. Where problems are identified steps are being taken to address the situation. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at the South African operations. See Item 6. "Directors and Senior Management - Board Practices."
Underground Operations. Detailed below are the operating and production results from underground operations at Elandskraal for fiscal 2004, 2003 and 2002:
Fiscal year ended June 30,
2004 2003 2002
Production Tons ('000)
1,959 2,066 2,420
Recovered grade (ounces/ton) 0.163 0.168 0.183
Gold sold (ounces) 318,708 347,276 442,715
Results of operations ($) Cash cost ('000)
138,453 95,941 88,425
Cash profit ('000) (15,416) 18,505 35,683
Cash costs Per ounce of gold ($)
434 276 200
Tons milled from Elandskraal's underground operations were 1,959,000 in fiscal 2004, compared with 2,066,000 in fiscal 2003, and ounces sold were 318,708 in fiscal 2004, compared with 347,276 in fiscal 2003. This decrease in tons milled and ounces sold was due to the problems experienced with the orepass system at the Elandsrand operation, which resulted in waste rock diluting the recovery grade and reduced flexibility in the old mine area. This reduction in ounces produced, together with the appreciation of the Rand against the U.S. dollar were the main contributors to the increase in cash cost from $276 per ounce in fiscal 2003 to $434 per ounce in fiscal 2004. See Item 5. "Operating and Financial Review and Prospects Exchange Rates" to see the effect that the appreciation of the Rand, against the U.S. dollar had on the dollar costs of the company. If expressed in Rand terms, costs would have increased by 8.9% in fiscal 2004 due to the reduction in ounces due to problems with the ore pass system, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Elandskraal currently operates two production shaft units, comprised of four surface shafts and two sub-vertical shafts. Set out below are the rock hoisting capacities of Elandskraal's production shafts.
Hoisting Capacity
Shaft
(tons/month)
Elandsrand No. 2 shaft and sub-vertical shaft 365,000
Deelkraal No. 1 shaft and sub-vertical shaft 206,000
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 36.74 million tons will be sufficient for the Elandskraal operations to maintain underground production until approximately calendar year 2020. However, because the Elandskraal operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Elandsrand New Mine Project. The project, initiated by AngloGold in 1991, was intended to increase the life of mine by exploiting the southern portion of the lease area between 3,000 - 3,600 meters below surface. This will be achieved by deepening the sub-vertical and ventilation shafts. During fiscal 2004, the payshoot, which was mined on the shallower levels of the old mine, was exposed on levels 102 and 105. Production from level 102 started in January 2004. Development continues on 109 and 113 levels and is expected to be completed by the middle of fiscal 2006.
Surface Operations. Following the completion of the Elandskraal acquisition, Harmony increased the processing of ore from numerous secondary surface sources located in close proximity to the Elandskraal shafts, including low grade rock dumps. Given the significance of the surface production as a proportion of Elandskraal's total production, Harmony began to segment Elandskraal's production figures into underground and surface production in the quarter ended December 31, 2001. It was also decided to dedicate the Deelkraal metallurgical plant to only treat surface sources, that way ensuring that it is treated as a stand alone business which could be measured as such. AngloGold, the previous owner of the Elandskraal assets, had not focused on this type of production and, accordingly, had not reported such production from secondary sources at Elandskraal. The treatment of the surface sources became uneconomical and was discontinued during the quarter ended December 31, 2003 as a result of decreased efficiency, the low recovery grades and the reduction in the Rand gold price. The production from surface sources was stopped in the quarter ended December 31, 2003 and the Deelkraal plant reverted back to treating Deelkraal shaft ore.
Detailed below are the operating and production results from surface operations at Elandskraal for fiscal 2004, 2003 and 2002.
Fiscal year ended June 30,
2004 2003 2002
Production Tons ('000)
451 1,228 1,197
Recovered grade (ounces/ton). 0.012 0.016 0.028
Gold sold (ounces) 5,301 19,323 33,344
Results of operations ($)
Cash cost ('000)
2,616 4,518 4,744
Cash profit ('000) (568) 1,924 4,984
Cash costs
Per ounce of gold ($)
493 233 142
Tons milled from the Elandskraal surface operations were 451,000 in fiscal 2004, compared with 1,228,000 in fiscal 2003. This decrease was attributable to the discontinuation of treatment of surface sources in December 2003. Cash costs per ounce of gold were $493 per ounce in fiscal 2004, compared with $233 per ounce in fiscal 2003. This increase was attributable to decreased production, lower recovery grade and the stronger Rand, which caused a significant increase when these costs were translated into U.S. dollars. The lower recovery grade was as a result of lower grade material being treated from the rock dump. The treatment of the rock dump was completed during the quarter ended December 31, 2003.
Plants. Commissioned in 1978, the Elandsrand Plant has milling in closed circuit with primary and secondary hydrocyclones, secondary ball milling in closed circuit with hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Following post- acquisition capital improvements, loaded carbon milled at the Elandsrand Plant is transported by road to the Cooke Plant at Randfontein for elution, electro-winning and smelting to produce gold. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility. Ore from Elandsrand underground operations are delivered to the plant for treatment.
Commissioned in 1978, the Deelkraal plant has milling in closed circuit with primary and secondary hydrocyclones, thickening, cyanide leaching, filtration, zinc precipitation and smelting to produce gold. Residues from the re-pulped filtercake are pumped either directly to a backfill preparation plant or directly to the tailings facilities. The current operating capacity of 116,000 tons/month when processing waste differs from the design capacity of 149,000 tons/months as it is limited by the condition of the filter plant. The Deelkraal plant was used primarily for the treatment of waste rock. During December 2003, the plant was converted back to treating Deelkraal underground ore. As production from the Deelkraal mine was stopped in June 2004, the plant was closed at the end of June 2004 and clean up operations are in progress.
The following table sets forth processing capacity and average tons milled during fiscal 2004 for each of the plants:
Average
milled for the
Processing
fiscal year
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
Elandsrand Plant 209,000 112,500
Deelkraal Plant 149,000 51,700
In fiscal 2004, the Elandsrand Plant recovered approximately 96% of the gold contained in the ore delivered for processing and the Deelkraal Plant recovered approximately 92% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony incurred approximately Rand 121.2 million in capital expenditures at the Elandskraal operations in fiscal 2004, principally for the SSDP, which amounted to approximately Rand 105.2 million. Harmony has budgeted Rand 111.4 million ($17.9 million, using the closing rate at balance sheet date) for capital expenditures at the Elandskraal operations in fiscal 2005, primarily for the SSDP.
Randfontein Operations
Introduction. The Randfontein gold mine is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The Randfontein mine currently operates under a mining authorization with a total area of 17,753 hectares. The Randfontein mine has both underground and surface mining operations, and has two metallurgical plants. Underground mining is conducted at Randfontein at depths ranging from 500 meters to 2,500 meters. Harmony has also historically conducted open cast mining at Randfontein, however, these open cast operations were downscaled and discontinued in the six months ended December 31, 2001, as the open cast mine had reached the end of its useful life. In fiscal 2004, Harmony's Randfontein operations accounted for approximately 12% of Harmony's total gold sales.
History. Gold mining began at the Randfontein mine in 1889. Since the commencement of mining operations to June 30, 2004, Randfontein has sold approximately 54.8 million ounces of gold at an average recovered grade of 0.163 ounces per ton. Harmony obtained management control of Randfontein in January, 2000 and by June 30, 2000 had acquired 100% of Randfontein's outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein. See Item 4. "Information on the Company - Business - History."

Since acquiring Randfontein, Harmony has implemented the "Harmony Way" at Randfontein. Harmony has reduced the number of senior managers, has sold off non-core assets and has implemented management teams.
Geology. The Randfontein mine is situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West 50 Rand Syncline. The structural geology in the north section of the Randfontein mine is dominated by a series of northeast trending dextral wrench faults.
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
Currently, the Kimberley Reef is mined on the upper levels of the Doornkop Shaft. The South Reef on the lower levels is the target of the proposed shaft-deepening project. The main shaft is to be commissioned in July 2006 and production of 135,000 ounces per month is expected by October 2008. To access the South Reef resource the main shaft will be deepened to a depth of 2,034 meters and the spillage incline shaft extended to a depth of 2,082 meters below surface.
Randfontein entered into an agreement with Africa Vanguard Resources (Doornkop) (Pty) Limited on January 21, 2003, pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a consideration of Rand 250 million. The consideration comprised cash of Rand 140 million and Rand 110 million in call options on 290,000 ounces of gold, being equal to 16% of the gold produced at Doornkop during the first 10 years of operation. Randfontein and Africa Vanguard also entered into a joint venture agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The profits will be shared 84% to Randfontein and 16% to Africa Vanguard. The agreements were subject to the fulfillment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The agreements were implemented and the purchase price paid on August 15, 2003. For US GAAP purposes, Harmony will not account for this transaction as a sale, but will consolidate the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities with Harmony as the primary beneficiary of both variable interest entities.
Mining at the South Reef at Doornkop was temporarily suspended during the fourth calendar quarter of 2003 to allow for the upgrade of the ventilation with respect to increasing both hoisting capacity and ventilation intake. This caused the overall recovery on Doornkop to drop. This situation continued until mining commenced in January 2004.
The safety record at the Randfontein operations during fiscal 2004 in terms of lost time frequency rate (25.48) compared unfavorably with the group average while the fatality frequency rate (0.27) compared favorably with the group average. Lost time frequency rate at the plants in operation was 2.81, which compared unfavorably with the group average of 2.58. There were no fatalities during fiscal 2004. Nevertheless, safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at Harmony's South African operations. See Item 6. "Directors, Senior Management and Employees - Directors and Senior Management - Board Practices."

Underground Operations. Detailed below are the operating and production results from underground operations at Randfontein for the past three fiscal years:
Fiscal year ended June 30,
2004 2003 2002
Production Tons ('000)
2,920 3,162 3,606
Recovered grade (ounces/ton) 0.135 0.144 0.147
Gold sold (ounces). 394,166 454,917 531,588
Results of operations ($) Cash cost ('000)
138,984 96,190 93,324
Cash profit ('000) 11,851 53,166 57,781
Per ounce of gold ($) 353 211 176
Tons milled from Randfontein's underground operations were 2,920,000 in fiscal 2004, compared with 3,162,000 in fiscal 2003, and ounces sold were 394,166 in fiscal 2004, compared with 454,917 in fiscal 2003. This decrease in ounces sold was primarily due to the lower recovery grade. Cash costs per ounce of gold were $353 in fiscal 2004, compared with $211 in fiscal 2003. This increase was attributable primarily to the lower ounces produced, due to lower volumes and grade from Cooke 3 shaft and the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The underground operations at Randfontein are comprised of the underground sections of the Cooke shafts No. 1, 2, and 3, shaft 4 and the Doornkop shaft.
Set out below are the hoisting capacities of Randfontein's shafts:
Hoisting Capacity
Shaft
(tons/month)
Cooke 1
1
194,450
Cooke 2 206,600
Cooke 3 291,700
Cooke 4
2
164,200
Doornkop 54,700
1
Currently operating at a rate of 50,000 tons per month in connection with the extraction of the shaft pillar.
2
The shaft was closed during April 2002.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable underground ore reserves of 16.05 million tons will be sufficient for the Randfontein underground operations to maintain production until approximately fiscal 2009. However, because the Randfontein operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
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

Fiscal year ended June 30,
2004 2003 2002
1
Production Tons ('000)
2,428 2,212 1,687
Recovered grade (ounces/ton) 0.008 0.017 0.018
Gold sold (ounces) 18,872 36,973 30,050
Results of operations ($) Cash cost ('000)
6,555 7,995 5,952
Cash profit ('000) 720 4,304 2,568
Cash costs
Per ounce of gold ($)
347 216 198
1
Open cast operations were downscaled and discontinued in the six months ended December 31, 2001 and current surface operations exploit waste rock dumps and tailings dams (slimes and sand).
Tons milled from Randfontein's surface operations were 2,428,000 in fiscal 2004, compared with 2,212,000 in fiscal 2003, and ounces sold were 18,872 in fiscal 2004 compared with 36,973 in fiscal 2003, recovered grade was 0.008 in fiscal 2004, compared with 0.017 in fiscal 2003. The surface sources are run as a separate business with dedicated management staff. The ore is fed to a separate metallurgical plant (Doornkop plant) and is not mixed with any underground ore. The significant decrease in recovery grades was due to the change in feed material as tonnages from the Lindium Reefs section were depleted. In fiscal 2004, cash operating costs increased to $347 per ounce from $216 per ounce in fiscal 2003. This increase was attributable primarily to the decrease in recovery grade as well as the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the decrease in recovery grade and the reduction of relatively lower-cost, higher-grade production from the open cast operations.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable surface reserves of 33.81 million tons would be sufficient for the Randfontein operations to maintain surface production until approximately the end of fiscal 2005. Future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates".
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
The following table sets forth processing capacity and average tons milled during fiscal 2004 for the Cooke and Doornkop plants:
Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
Cooke 308,600 199,600
Doornkop 242,500 167,000
In fiscal 2004, the Cooke plant recovery has been in the range of 96% to 97%, while Doornkop plant recovered approximately 90% of the gold contained in the ore delivered for processing.

Capital Expenditure. Harmony incurred approximately Rand 159.2 million in capital expenditures at the Randfontein operations in fiscal 2004, of which Rand 98.1 million was for the development of the Doornkop project. Harmony has budgeted Rand 154.3 million ($24.77 million calculated at the closing rate at balance sheet date) for capital expenditures at the Randfontein operations in fiscal 2005, primarily for the continued development of the Doornkop shaft.
Free State Operations
Introduction. Harmony's Free State operations are comprised of the original Harmony mines, the Unisel mine, Saaiplaas shaft 3, the Masimong shaft complex (comprised of Masimong shafts 4 and 5), Brand shafts 2, 3 and 5, and the Vermeulenskraal North mineral rights area. Mining is conducted at Harmony's Free State operations at depths ranging from 500 meters to 2,500 meters. In fiscal 2004, Harmony's Free State operations accounted for approximately 21% of Harmony's total gold sales.
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
Geology. Harmony's Free State operations are located in the Free State goldfield on the southwestern edge of the Witwatersrand Basin. Within this area, the operations are located on the southwestern and southeastern limb of a synclinal closure, with the Brand, Saaiplaas and Masimong shafts occupying northerly extensions of the same structure. The reefs dip inwardly from their sub-outcrop positions in the east and south of the mine to a position close to the western boundary of the original Harmony mine, where the reefs abut against the DeBron fault. To the west of the De Bron faulted zone, faulting is generally more intense, resulting in structurally more complex mining conditions.
Mining Operations. The Free State operations are engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity and pressure related problems are relatively infrequent with the exception of the Brand shafts where these problems receive constant attention. Harmony regularly revisits its mining strategy and management procedures in connection with its efforts to mitigate risks of these problems. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. The principal challenges at the Free State operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management. In 2002, Harmony began implementing the Masimong Expansion Project, which includes developing the Basal and B-Reef orebodies in the Masimong shaft area and equipping the shaft. The estimated final cost is R152.6 million, with R89.6 million spent as of June 30, 2004.
The Virginia 2 shaft was closed at the end of 2001, and is currently used only as a service shaft. Harmony also closed the Harmony 4 shaft in the quarter ended September 30, 2002, following the partial extraction of the shaft pillar. Mining personnel from the Harmony 4 shaft have been transferred to other shafts. The Harmony 3 shaft is currently used only as a service shaft for pumping, although some of its reserves are mined through the adjacent Harmony 2 shaft. In conjunction with the development of the hoisting operations at Masimong 5 shaft, Harmony downscaled the Masimong 4 shaft to a service and small mining shaft in the quarter ended June 30, 2001. In the quarter ended June 30, 2002, however, Harmony determined that additional production at the Masimong 4 shaft had become uneconomical under current market conditions. Additional personnel have been redeployed as and when additional areas of the Masimong 4 shaft are accessed to permit further production in the future. Under market conditions prevailing in the quarter ended June 30, 2002, Harmony also decided to commence extraction of the shaft pillar at Saaiplaas 3, which previously operated as a service shaft. The project is currently under review as the current market conditions make the project uneconomical. Merriespruit 3 is nearing the end of its economical life and has been earmarked for closure. Production is being downscaled and will eventually be discontinued all together. Harmony also decided to place the Brand 2 shaft on care and maintenance. During the quarter ended September 30, 2003, Harmony decided to put the Brand 5 shaft on care and maintenance and to continue with exploration development only, which is being managed from the Unisel shaft. This development was also discontinued during the quarter ended September 30, 2003. Care and maintenance will remain in place until market conditions are more favorable or more economical parts of the orebody are discovered. All labor has been transferred to other Harmony operations, where they have augmented natural attrition positions or displaced contractor labor.

The safety record at the Free State operations during fiscal 2004 in terms of lost time frequency rate (17.71) was lower than the group average while the fatality frequency rate (0.25) compares favorably with the group average. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Executive for Sustainable Development leads initiatives to improve workplace health and safety at Harmony's South African operations. See Item 6. "Directors, Senior Management and Employees - Directors and Senior Management - Board Practices."
Underground Operations. Detailed below are the operating and production results from the Free State underground operations for the past three fiscal years:
Fiscal year ended June 30,
2004 2003 2002
Production Tons ('000)
4,856 4,721 4,748
Recovered grade (ounces/ton) 0.135 0.124 0.126
Gold sold (ounces) 654,420 538,990 598,635
Results of operations ($) Cash cost ('000)
253,162 146,079 131,817
Cash profit ('000) (1,434) 38,300 43,238
Cash costs
Per ounce of gold ($)
387 271 220
Tons milled from the Free State underground operations were 4,856,000 in fiscal 2004, compared with 4,721,000 in fiscal 2003, and ounces sold were 654,420 in fiscal 2004, compared with 538,990 in fiscal 2003, primarily because of the increase in production from the Masimong complex.
Recovered grade was 0.135 in fiscal 2004, compared with 0.124 in fiscal 2003, mainly as a result of higher grade ore from the Masimong shaft complex. Cash costs were $253,162,000 in fiscal 2004 compared with $146,079,000 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar as well as the increased cost from the Masimong Expansion project. Cash costs per ounce were $387 in fiscal 2004, compared with $271 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars but was offset in part by an increase in recovered grade. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony currently has nine shafts at its Free State operations and three service shafts. The total shaft hoisting capacity is detailed below:
Hoisting Capacity
Shaft
(tons/month)
Harmony shaft 2 250,000
Harmony shaft 3
1
99,200
Harmony shaft 4
2
161,000
Merriespruit shaft 1 142,200
Merriespruit shaft 3 217,200
Virginia shaft 2
3
113,500
Unisel 151,000
Saaiplaas 3
4
194,000
Brand shaft 2
5
132,300
Brand shaft 3 132,300
Brand shaft 5
7
166,400
Masimong shaft complex
6
164,200

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
5
Production suspended in the quarter ending March 31, 2002 pending consideration of this shaft's future. Contract mining is being considered for vamping.
6
Includes the Masimong 4 and 5 shafts.
7
Closed in the September, 2003 quarter. Limited development is taking place to explore some virgin areas on the shaft.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 48.87 million tons will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2012. However, because Harmony's Free State operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others and it is currently envisaged that a decrease of production in certain sections will commence in the near term. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Surface operations. In light of the higher prevailing market price for gold in fiscal 2002 and 2003, and in order to maximize use of the Free State plants, Harmony began processing materials from secondary surface sources, primarily waste rock dumps and tailings dams (slimes and sand), at the Free State operations in the quarter ended March 31, 2002. The reduction in the Rand denominated market price for gold during fiscal 2004 resulted in the treatment of surface sources being scaled down significantly. Detailed below are the operating and production results from the Free State surface operations for the fiscal years ended June 30, 2004 and June 30, 2003 and the six months ended June 30, 2002, which is the first period during which Harmony processed significant amounts of these secondary surface materials at the Free State operations:
Fiscal year
Six months
ended June 30,
ended June 30,
2004
2003
2002
Production Tons ('000)
2,368 1,164 255
Recovered grade (ounces/ton) 0.11 0.21 0.052
Gold sold (ounces). 26,732 24,209 13,309
Results of operations ($) Cash cost ('000)
9,343 6,550 613
Cash profit ('000) 869 1,517 3,673
Cash costs
Per ounce of gold ($)
350 271 46
1
1
Includes 8,808 ounces of low-cost production from clean-up of the plant and refinery.
Tons milled from the Free State surface operations were 2,368,000 in fiscal 2004, compared with 1,164,000 in fiscal 2003. Ounces sold were 26,732 in fiscal 2004, compared with 24,209 in fiscal 2003. The increase in tonnages were primarily due to the treatment of the H1 Slimes dam that was started in fiscal 2004. This also had the effect of reducing the recovery grade significantly as this is a very low grade source. Even though the tons milled increased significantly, the lower recovery grade had an adverse effect on the ounces sold and the cash cost per ounce.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved during the 2004 fiscal year, the June 30, 2004 reported proven and probable ore reserves of 20.4 million tons will be sufficient for the Free State operations to maintain surface production until approximately fiscal 2009. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates." Plants. There are three metallurgical plants at the Free State operations, namely the Central, Virginia and the Saaiplaas plants. The Central and Virginia plants employ CIP/CIL hybrid technology. The Saaiplaas plant has been converted from the zinc precipitation filter process to the CIL. After the year end for fiscal 2004, the Virginia plant was closed and clean up operations are in progress.
The following table sets forth processing capacity and average tons milled during fiscal 2004 for each of the plants:
Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
Central 264,600 178,700
Virginia 198,400 128,800
Saaiplaas 242,500 144,200
In fiscal 2004, Harmony's plants at its Free State operations recovered approximately 95% of the gold contained in the ore delivered for processing. Harmony's refinery is also located at its Free State operations.
Capital Expenditure. Harmony incurred approximately Rand 58.4 million in capital expenditures at the Free State operations in fiscal 2004, principally for shaft development at Saaiplaas 3, Unisel, Merriespruit 1 and the Masimong shaft complex. Harmony has budgeted Rand 38.4 million ($6.2 million at the closing rate on balance sheet date) for capital expenditures at the Free State operations in fiscal 2005, primarily for development of the Masimong shaft complex with smaller development projects at Unisel and Merriespruit 1 shafts and secondarily to upgrade hostels.
Evander Operations
Introduction. Harmony's Evander operations are located in the province of Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines and 26,952 hectares of mineral rights adjacent to these mines. Mining at Harmony's Evander operations is conducted at depths ranging from 300 meters to 2,100 meters. In fiscal 2004, Harmony's Evander operations accounted for approximately 11% of Harmony's total gold sales.
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
Mining Operations. The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. Evander was affected by two underground fires and the flooding of parts of the mine during fiscal 2000, both of which had a negative impact on production during fiscal 2000. Such incidents are generally infrequent and there were no significant incidents in fiscal 2003 or 2004. On July 12, 2002, a seismic event at the Evander 8 shaft caused injuries to four workers (but no fatalities), significant infrastructure damage and an interruption in production for three weeks. The damage from this incident adversely impacted on the performance of these operations over the 2003 fiscal year due to the fact that 8 shaft is the highest grade operation at Evander, so production and overall recovery grade was significantly affected. The operational performance has now returned to the pre-seismic event levels since the quarter ended June 30, 2003. During the quarter ended March 31, 2004, an agreement was reached with the unions for the implementation of CONOPS at Evander. To date, it has been fully implemented at

Evander 7. Due to an initial lack of mining flexibility, CONOPS has only been partially introduced at Evander 8. The introduction at Evander 2 is progressing well but results from this shaft have been inconsistent to date. The full benefit of the implementation are expected to become more evident during the next six months. For a description of CONOPS, see Item 6. "Directors, Senior Management and Employees - Unionized Labor".
The safety record at the Evander operations in terms of lost time frequency rate (29.33) during fiscal 2004 is higher than the group average. The fatality frequency rate (0.21) during fiscal 2004 is lower than the group average. The lost time frequency rate at the plants and surface operations (3.61) is higher than the group average. There were no fatalities during fiscal 2004. Significant work is being done to address this. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Underground falls of ground have historically been the biggest cause of fatal injuries at Evander. Roofbolting has been implemented at Evander in an effort to address this risk. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at Harmony's South African operations. See Item 6. "Directors, Senior Management and Employees - Directors and Senior Management - Board Practices."
Detailed below are the operating and production results at Evander for the past three fiscal years:
Fiscal year ended June 30,
2004 2003 2002
Production Tons ('000)
2,286 2,345 2,594
Recovered grade (ounces/ton) 0.158 0.154 0.160
Gold sold (ounces) 361,694 360,184 415,382
Results of operations ($) Cash cost ('000)
130,733 87,113 70,867
Cash profit ('000) 8,389 29,804 45,905
Cash costs
Per ounce of gold ($)
362 242 171
Tons milled from the Evander operations were 2,286,000 in fiscal 2004, compared with 2,345,000 in fiscal 2003, and ounces sold were 361,694 in fiscal 2004, compared with 360,184 in fiscal 2003. This decrease in tons milled was due to the discontinuation of the treatment of surface sources during January 2004. The increase in ounces was due to the slightly higher recovery grade. Recovered grade was 0.158 in fiscal 2004, compared with 0.154 in fiscal 2003. This slight increase was due to the discontinuation of surface sources as well as an increase in recovery grade from the 7 and 8 shafts.
The increase in cash costs from $242 per ounce in fiscal 2003 to $362 per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." Additional costs incurred in repairing the infrastructure of Evander 2 shaft also impacted on the increase in cash cost. If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony currently has five operating shafts and one service shaft at its Evander operations. The total shaft hoisting capacities are detailed below:
Hoisting Capacity
Shaft
(tons/month)
Evander No. 2 shaft 75,800
Evander No. 3 shaft
1
21,800
Evander No. 5 shaft 103,300
Evander No. 7 shaft 116,600
Evander No. 8 shaft 161,600
Evander No. 9 shaft
2
91,200
1
Mining at this shaft has ceased.
2
Downscaled beginning in the quarter ended September 30, 2002 and currently only small scale mining is taking place here.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 79.07 million tons will be sufficient for the Evander operations to maintain production until approximately fiscal 2018. However, because Harmony's Evander operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In particular, Harmony downscaled shaft 9 in the quarter ended September 30, 2002, following the final extraction of the shaft pillar in the quarter ended June 30, 2002. Small scale mining is continuing in this area and Harmony will do further prospect work to ensure there are no more economical areas to extract. Production at shaft 3 had also been halted when Harmony acquired the Evander operations, and Harmony recommenced limited production from this shaft in the quarter ended December 31, 2001. Due to the current economic climate, mining operations at shaft 3 has been ceased during the quarter ended December 31, 2003. Harmony currently expects that production at shafts 2, 5 and 7 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. There are currently two operating metallurgical plants at Evander. The bulk of the mine's ore production is treated at the Kinross plant, which is a CIP/CIL hybrid plant. The Winkelhaak plant mills all of the ore from shafts 2 and 5, and pumps the slurry to the Kinross plant for further processing.
The following table sets forth processing capacity and average tons milled during fiscal 2004 for each of the operating plants:
Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
Kinross 218,300 172,800
Winkelhaak 79,400 53,700
In fiscal 2004, Harmony's plants at its Evander operations recovered approximately 96% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony incurred approximately Rand 93.7 million in capital expenditures at the Evander operations in fiscal 2004, principally for underground declines at shafts 7 and 8. Harmony has budgeted Rand 58.9 million ($9.3 million at the closing rate at the balance sheet date) for capital expenditures at the Evander operations in fiscal 2005, primarily for development of the decline shaft at 7 and 8 shaft.
Kalgold Operations
Introduction. Harmony conducts a surface mining operation at the Kalgold gold mine near Mafikeng in the North West Province of South Africa. Through Kalgold, Harmony also controls extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa. Harmony purchased Kalgold on July 1, 1999. In fiscal 2004, the Kalgold operations accounted for approximately 3% of Harmony's total gold sales.
On November 7, 2003 Harmony announced its intent to sell Kalgold to The Afrikaner Lease Limited (Aflease) for a consideration of R250 million. Although all the other conditions precedent were met, Aflease could not provide appropriate funding and the contract was cancelled on March 15, 2004. Kalgold experienced operational difficulties normally associated with a changeover of management and control and this was reflected in the production figures.
History. Harmony acquired Kalgold on July 1, 1999 and fully incorporated Kalgold into its operations in October 1999. Prior to Harmony's acquisition, the Kalgold mine had operated for more than three years.
Geology. The Kalgold operations are situated on the Kraaipan granite-greenstone belt, which is a typical gold- bearing greenstone formation. It has undergone intense structural deformation that has led to its dislocation into separate units.

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
While there is no reliable industry benchmark for safety at South African surface mining operations, the Kalgold operations had a lost time injury frequency rate of 4.93 per million hours worked in fiscal 2004, and recorded no fatal accidents in fiscal 2004. During fiscal 2003, refurbishment activities at Kalgold's CIL plant resulted in some safety related incidents, which contributed to the increased lost time injury frequency rate. Harmony has, however, addressed these issues and does not expect them to have a material impact on long-term production. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Kalgold achieved 1,000,000 fatal free shifts during the quarter ended September 30, 2003 and no employee has lost his life on the mine since the commissioning of this mine. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at Harmony's South African operations. See Item 6. "Directors, Senior Management and Employees - Directors and Senior Management - Board Practices."
Detailed below are the operating and production results from open cast operations at Kalgold for the past three fiscal years:
Fiscal year ended June 30,
2004 2003 2002
Production Tons ('000)
1,530 1,195 1,060
Recovered grade (ounces/ton) 0.054 0.062 0.059
Gold sold (ounces) 82,756 74,590 62,179
Results of operations ($) Cash cost ('000)
28,510 16,552 12,727
Cash profit ('000) 3,022 7,984 4,778
Cash costs
Per ounce of gold ($)
345 222 205
Ounces sold were 82,756 in fiscal 2004, compared with 74,590 in fiscal 2003. This increase (and the increase in tons milled) was due to the increased capacity as a result of the introduction of a third mill at the Kalgold plant. Recovered grade was 0.054 in fiscal 2004, compared with 0.062 in fiscal 2003. The decrease in recovered grade was due to the treatment of lower grade strategic ore due to the increased capacity of the plant.
Cash costs at Kalgold were $345 per ounce in fiscal 2004, compared with $222 per ounce in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the decreased ore grade, increases in the global price of oil and the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 6.14 million tons will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2008. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. During fiscal 2001, Kalgold had a CIL plant and a heap leach operation. Harmony discontinued the active use of Kalgold's heap leach operation in July 2001 and no gold was recovered through heap leaching in fiscal 2002. Over time, however, small amounts of gold normally can be recovered from ore remaining on the leach pads. Harmony expects to apply leaching solution occasionally in the future to recover any available gold. Ore is trucked from the pit and stockpiled according to grade categories. Higher grade ore is processed in the CIL plant. Lower grade ore is dumped on heap leach pads. Following the recent commissioning of the pre-primary crusher, the ore now undergoes a four phase crushing process. An additional ball mill and additional leach tanks have been commissioned, which increased the capacity to 140,000 tons/month.
The following table sets forth processing capacity and average tons milled during fiscal 2004 for each of the plants:
Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
CIL 140,000 105,200
Heap Leach - *
*
Active use of heap leaching was discontinued in July 2001; however, Harmony expects to apply leaching solution occasionally in the future to recover any available gold.
In fiscal 2004, Harmony's plants at its Kalgold operations recovered approximately 82% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony incurred approximately Rand 2 million in capital expenditures at the Kalgold operations during fiscal 2004, principally for mining operations. Harmony has not budgeted for capital expenditure at the Kalgold operations in fiscal 2005.
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
In connection with the acquisition of the Free Gold assets, on April 5, 2002 Harmony and ARMgold entered into a formal joint venture and shareholders' agreement relating to the Free Gold Company. The agreement provided that Harmony and ARMgold were each responsible for 50% of the expenses associated with operating the Free Gold assets. Pursuant to the agreement, an interim executive committee composed of an equal number of representatives appointed by Harmony and ARMgold managed the Free Gold Company until the acquisition was completed. Following completion of the acquisition, management of the Free Gold Company was vested in a board, which initially was composed of an equal number of Harmony and ARMgold representatives. Since Harmony acquired ARMgold in September 2003, the Free Gold Company has been accounted for as a wholly owned subsidiary. Therefore Harmony's interest in the Free Gold Company was equity accounted for the first three months of the year, and then consolidated for the remaining nine months. In fiscal 2004, the Free Gold operations accounted for approximately 23% of Harmony's total gold sales
The Free Gold assets consist of the Joel, Tshepong, Matjhabeng and Bambanani mines, associated infrastructure and other mineral rights in the Free State Province of South Africa. Production from the underground mines and adjacent surface sources is processed through three processing facilities (the Free State 1, or FS1, Plant, the Free State 2, or FS2, Plant and the Joel Plant). Because Harmony equity accounted for its 50% interest in the Free Gold Company for the first three months of the year, sales from the Free Gold assets are not included in Harmony's sales figures for that period. The sales from the remaining nine months were included in the total sales figures for the year. For more information on Harmony's consolidation policy, see note 2(b) to the consolidated financial statements.
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
Mining is conducted at depths ranging from 1,200 and 3,000 meters at Bambanani, at an average depth of approximately 1,925 meters at Tshepong, at an average depth of approximately 1,700 meters at Matjhabeng, at an average depth of approximately 1,000 meters at Joel and at an average depth of 1,489 meters at St. Helena. Production at Matjhabeng, which is a mature mine nearing closure, is currently focused on the extraction of remnant pillars and shaft pillars, specifically at the Eland Shaft. Due to the increased operating costs in dollar terms, the decision was taken to scale down the Eland shaft and then close it down. The Nyala shaft was placed on a 60-day review during the quarter ended March 31, 2004.
The Free Gold Company is conducting a development program at the Bambanani shaft. Harmony expects this program to allow access to additional mining areas, which would reduce overall grade but increase overall production and life of mine. CONOPS was introduced at the shafts during the quarter ended December 31, 2003. Cash costs were affected by the additional cost involved in the implementation. Four fires in the higher grade sections during the second half of fiscal 2004 had a negative impact on productivity at Bambanani. They were all contained and have been extinguished.
The Tshepong Decline project, which started in April 2003, is proceeding on schedule. This project will add two additional operating levels below the present level of the Tshepong North Shaft. At fiscal 2004 year end, R100.9 million has been expended. A further R 164.9 million has been budgeted to complete the project. The Free Gold Company estimates that the project will be completed by July 2006 and will add 150,000 ounces of gold per year to current production. CONOPS was introduced at Tshepong during the quarter ended December 31, 2003. This has increased production, breaking records in May and June 2004. In line with this increase, the cash costs also rose. For a description of CONOPS, see Item 6. "Directors, Senior Management and Employees-Unionized Labor".
The Phakisa Shaft Project is also proceeding on schedule. Phakisa shaft, a surface shaft, was sunk to access the ore reserve to a depth of 2,241 meters below surface. It is estimated that the area will yield 18 million tons, recovering 136 tons of gold over a project life of 20 years. Project completion requires sinking (75 meters), the sinking of a decline shaft, equipping and commissioning of the shaft with access development and stoping to maximum production build-up at a capital cost of Rand 612.9 million. To date, R 124.3 million has already been expensed. The project is expected to, at full production in 2010, achieve rates of 280,000 ounces per annum. The introduction of the decline shaft concept has reduced the vertical shaft sinking requirement and has increased the net present value of the project by R95 million.
Shaft 2 at St Helena mine was closed during the quarter ended December 31, 2003. This had a positive effect on the production figures for the rest of the shafts at the mine. CONOPS was introduced on November 10, 2003.
Excess metallurgical plant capacity at the FS1 and FS2 plants has been filled by exploiting surface sources, including waste rock dumps, slimes dams, and general clean-up material mined as part of the environmental rehabilitation process. These surface operations include free digging of waste rock dumps and hydraulic mining of slimes dams, which are either transported by the surface rail network or by dedicated pipelines to the individual plants. The majority of surface sources at the Free Gold assets were treated at the FS2 Plant, however with the current high level of operating costs in Rand terms, this is no longer a viable option. As there is additional treatment capacity in the Free State, it was decided to stop treatment at this plant and start with a total clean up operation.
During Harmony's fiscal 2004, the lost time frequency rate at the Free Gold operations (19.46) compared favorably with the group average, as did the fatality frequency rate of 0.17. The lost time frequency rate at the plants and surface operations was 6.30, which is higher than the group average for these types of operations. The fatality frequency rate at the surface operations was 0.18, which was higher than the group average. The Free Gold Company applies safety standards similar to safety standards for Harmony operations and safety standards receive constant and high-level attention. Where problems are identified, the Free Gold Company takes steps to address the situation. The Free Gold Company has begun implementing measures to reduce costs while increasing production and extending mine life, in a manner that Harmony believes is consistent with the "Harmony Way."
Underground Operations. Detailed below are the operating and production results from underground mining at the Free Gold assets for the six months ended June 30, 2002 and the fiscal years ended June 30, 2003 and June 30, 2004. The reporting periods differ as the year end was changed to bring it in line with Harmony's reporting period.

Fiscal year
Fiscal year
Six months
ended
ended
ended
June 30,
June 30,
June 30,
2004 2003 2002
Production
Tons ('000) 5,426 5,178 2,179
Recovered grade (ounces/ton) 0.177 0.206 0.228
Gold sold ('000 ounces) 959,367 1,066,564 497,080
Results of operations ($)
Cash cost ('000) 319,841 213,668 77,108
Cash profit ('000) 49,958 136,810 83,380
Cash costs
Per ounce of gold ($) 333 200 155
Tons milled from the Free Gold underground operations were 5,426,000 in fiscal 2004, compared with 5,178,000 in fiscal 2003. Ounces sold were 959,367 in fiscal 2004, compared with 1,066,564 in fiscal 2003. The decrease in ounces sold is primarily attributed to the lower recovery grade at Bambanani.
Harmony's 50% interest in the sale of gold from the Free Gold Company that was excluded as a result of equity accounting amounted to 126,414 ounces in fiscal 2004.
Cash costs for Free Gold underground operations were $319,841,000 in fiscal 2004, compared with $213,668,000 in fiscal 2003. This increase was primarily attributed to the appreciation of the Rand against the U.S. dollar and also due to development rates associated with the introduction of CONOPS and an increase in production. Cash costs per ounce were $333 in fiscal 2004, compared with $200 in fiscal 2003. This increase was attributable primarily to the reduction in the recovered grade as well as the appreciation of the Rand against the U.S. dollar and the introduction of CONOPS.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold operations in the fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 83.31 million tons will be sufficient for the Free Gold operations to maintain underground production until approximately 2015. However, because the Free Gold operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
The Free Gold Company has eleven operating shafts, the rock hoisting capacities of which are set forth below.
Hoisting Capacity
Shaft
(tons/month)
Tshepong North shaft
1
181,800
Bambanani East shaft 215,000
West shaft 88,200
Joel North and South shafts
2
385,000
Matjhabeng Eland shaft 77,200
Matjhabeng Sable and Kudu shafts 132,300
Matjhabeng Nyala shaft 308,600
St. Helena No. 2 shaft
3
82,700
St. Helena No. 4 shaft
4
88,200
St. Helena No. 8 shaft
5
110,200
St. Helena No. 10 shaft
6
165,300

1
Currently operating at a rate of 136,000 tons per month while upgrades in the shaft to facilitate increased production are in progress.
2
Currently operating at a rate of 40,000 tons per month, in line with the shaft's current mining plan.
3
Closed during the December 2003 quarter.
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
Surface Operations. Detailed below are the operating and production results from the Free Gold Company's surface operations for the six months ended June 30, 2002 and the fiscal years ended June 30, 2003 and June 30, 2004. The reporting periods differ as the year end was changed to bring it in line with Harmony's reporting period.
Fiscal year
Fiscal year
Six months
ended
ended
ended
June 30,
June 30,
June 30,
2004 2003 2002
Production
Tons ('000) 4,148 5,146 2,641
Recovered grade (ounces/ton) 0.018 0.017 0.0233
Gold sold (ounces) 73,122 88,864 61,086
Results of operations ($)
Cash cost ('000) 23,972 19,108 7,526
Cash profit ('000) 4,535 9,816 11,980 `
Cash costs
Per ounce of gold ($) 328 215 123
Tons milled from surface operations were 4,148,000 in fiscal 2004, compared with 5,146,000 in fiscal 2003, and ounces sold were 73,122 in fiscal 2004, compared with 88,864 in fiscal 2003. These decreases were attributable primarily to the decision to discontinue treating surface sources as a result of the prevailing gold price. Ounces attributable to Harmony's 50% interest in the Free Gold Company that were not included as a result of equity accounting amounted to 11,930 ounces for the 3 months ended September 30, 2004.
Cash costs were $23,972,000 in fiscal 2004, compared with $19,108,000 in fiscal 2003. This increase is attributable primarily to the appreciation of the Rand against the U.S. dollar. Cash costs per ounce were $328 in fiscal 2004, compared with $215 in fiscal 2003.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold operations in the fiscal 2004 year, the June 30, 2004 reported proven and probable ore reserves of 26.44 million tons will be sufficient for the Free Gold assets to maintain surface production until approximately 2015. However, because the Free Gold assets consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. The Free Gold Company operates four plants: the FS1, FS2, Joel and St. Helena plants. The FS1 plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by fully autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion. The FS2 Plant was largely dedicated to the treatment of surface sources but due to the current low gold price in Rand terms the plant became uneconomical and since the Free State plants have extra capacity, it was decided to stop treatment at the plant and to start a total clean up operation. It was commissioned in the early 1950's and employs conventional crushing and filtration technology. The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1984. St. Helena operates a conventional zinc precipitation filter plant supported by two mills that treat surface sources.

The following table sets forth processing capacity and average tons milled during the fiscal year ended June 30, 2004 for each of the plants:
Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
FS 1 63,000 373,800
FS 2 330,700 263,100
Joel 165,300 109,800
St. Helena 110,200 69,000
Harmony estimates that in the periods covered by the above chart, FS1 recovery has been approximately 97% for reef ore and 88% for waste rock, FS2 recovery approximately 95%, Joel recovery has been approximately 95% and St. Helena recovery has ranged from 50% to 90%. Overall recovery is a function of the mix of feed ore, as surface sources tend to have a lower recovery than underground reef.
Capital Expenditure. Harmony incurred approximately Rand 279.9 million in capital expenditures at the Freegold operations in the fiscal year ended June 30, 2004, primarily for underground development at Bambanani, the sub 66 level decline at Tshepong, re-establishing Nyala and the Phakisa mine project. Harmony has budgeted Rand 263.8 million ($42.3 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2005, primarily for development at Bambanani and St Helena mines, the sub 66 level decline at Tshepong, and the Phakisa mine project.
ARMgold Operations
Introduction. On September 22, 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on May 2, 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share ($0.64) prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold's shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For U.S. GAAP purposes, the merger is accounted for as a purchase by Harmony of ARMgold for a purchase consideration of $697 million. The results of ARMgold were included from October 1, 2003.
History. The ARMgold operations consist of the Welkom shafts in the Free State Province and the Orkney shafts in the North West Province. Due to the distance, they are operated as separate business units. Exploration, development and production in the Welkom area dates back to the 1940s leading to production by 1947. Exploration and development at Orkney started from 1886 and following dormant periods, large-scale production commenced during the 1940s with the formation of Vaal Reefs Gold Mining and Exploration Company Limited in 1944.
Geology. The Welkom operations are centrally located within the Free State Goldfield, which lies some 270 kilometers southwest of Johannesburg on the southwest rim of the Witwatersrand Basin, in an area containing several other mature operations. The Basal Reef is the main reef exploited here. It strikes north to north-northwest and generally dips to the east between 20 degrees and 40 degrees. Other reefs that are exploited are the Leader Reef, the Saaiplaas Reef and the Middle Reef. There are a number of faults in this area, Rheedersdam and De Bron to name a couple.
At the Orkney operations, the Vaal Reef is the most significant reef mined. The reef strikes northeast, dipping southeast and is heavily faulted to form a series of graben structures. The dip is generally less than 30 degrees but can vary locally in direction and magnitude to exceed 45 degrees. The VCR is also exploited, as well as the Elsburg Reef. There are several major faults in the lease area, being Nooitgedacht, Buffelsdoorn, Witkop, WK2, No 3 BU, No 5 BU and No 2 BU Fault. These faults typically have throws of tens of meters and further divide the reef into blocks of up to 100 meters in width.

Mining operations. ARMgold is engaged in underground mining at both its operations. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. ARMgold regularly revisits its mining strategy and management procedures at both its operations in connection with its effort to minimize risks. Mining depths range from 1,000 meters to 1,200 meters below the surface at the Welkom operations and from 1,600 meters to 2,000 meters below the surface at the Orkney operations.
Cost control is one the major challenges faced at the ARMGold operations. Since the merger, management has implemented the "Harmony Way" in an effort to cut costs and increase productivity.
The Welkom mine is a mature one and is nearing the end of its economic life. A decision was made during the quarter ended March 31, 2004 to downscale and to eventually close the Welkom 1. Where possible, workers would be re-trained and redeployed at other operations. Orkney 6 was also earmarked for closure during the quarter ended March 31, 2004.
Following a protected strike that lasted from February 12, 2004 to February 16, 2004, Harmony and the National Union of Mineworkers ("NUM") reached an agreement on annual wage increases. NUM accepted the Company's proposal and these employees have now been included in the bi-annual wage agreement, which will be renegotiated in July 2005.
During fiscal 2004, the safety record at ARMgold mines in terms of lost time frequency rate (17.29) compared favorably with the group average, while the fatality frequency rate of 0.42 was much higher than the average for the group. Significant work is being done to address this. Where problems are identified, steps are being taken to address the situation. Since the merger, the executive officer in charge of sustainable development for the South African operations would also be working together with management at ARMgold to improve the workplace. See Item 6. "Directors and Senior Management - Board Practices."
Underground operations. Detailed below is the operating and production results from the ARMgold operations for 9 months from October 1, 2003.
Nine months ended
June 30, 2004
Production
Tons ('000) 1,424
Recovered grade (ounces/ton) 0.151
Gold sold (ounces) 215,015
Results of operations ($)
Cash cost ('000) 78,154
Cash profit ('000) 5,040
Cash costs
Per ounce of gold ($) 363
ARMgold has six operating shafts at its Welkom operations and seven mature shafts at its Orkney operations. Set below are the rock hoisting capacities for ARMgold's production shafts.
Hoisting Capacity
Shaft
(tons/month)
Welkom 1 74,000
Welkom 2
1
58,800
Welkom 3
1
59,900
Welkom 4
1
59,900
Welkom 6
1
74,000
Welkom 7
1
74,000
Orkney 1
2
149,100
Orkney 2 154,600
Orkney 3 141,500
Orkney 4 174,200
Orkney 5
3
119,700
Orkney 6 147,000
Orkney 7
1
147,000

1
Welkom 2, 3, 4, 6 and 7 and Orkney 7 shafts was mined by a contractor during the first quarter of fiscal 2004. The shafts are currently on care and maintenance.
2
Orkney one shaft was given back to Anglo Gold as per the agreement with them.
3
Orkney 5 shaft was closed during July 2002, principally due to depletion of reserves and for seismic reasons.
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable reserves of 4.13 million tons will be sufficient for the ARMgold operations to maintain underground production until approximately calendar year 2007. However, because the ARMgold operations consist of several different mining sections at various stages of maturity, it is expected that some of the sections will decrease production earlier than others. In addition, any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations. See Item 3. "Key information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plants. ARMgold does not own any plants. Ore from its Welkom operations is processed at the Free Gold Company's FS2 plant. This ore is delivered by road to the plant. Ore from the Orkney operations are treated at Vaal River Operations' ("VRO") no 1 Gold Plant. Various agreements between Harmony and VRO govern the supply and quality of the ore and gold apportionment.
Capital expenditure. Harmony incurred approximately Rand 4.3 million in capital expenditure at the ARMgold operations during fiscal 2004, principally for development at Orkney 3 shaft. Harmony has not budgeted for capital expenditure at the ARMgold operations in fiscal 2005.
Avgold operations - Target
Introduction. Avgold's operations consist of the Target mine, Target North and Extensions and Oribi Exploration Property situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located at approximately latitude 28°00'S and longitude 26°30'E on the northern limit of the Welkom Goldfields, the site is accessed via the R30 situated between the towns of Bothaville and Welkom.
On July 15, 2003 Harmony acquired 11.5% in Avgold from Anglo South Africa Capital (Pty) Ltd. On November 13, 2003 Harmony announced that it had reached an agreement regarding the acquisition of ARM's 42% share in Avgold. In terms of JSE Securities Exchange South Africa regulations, the offer was extended to the remaining Avgold shareholders by way of a scheme of arrangements. Following a scheme meeting held on May 3, 2004, the High Court of South Africa approved the scheme on May 11, 2004. This resulted in Harmony acquiring the minority shareholding and Avgold becoming a wholly-owned subsidiary. In fiscal 2004, Avgold's operations accounted for approximately 2% of Harmony's total gold sales.
History. The Target Operations area was initially explored through surface drilling in the late 1980s with further exploration being undertake from a 5.6 kilometers long decline, commenced in 1995, driven from 203L at Lorraine No.1 shaft. A positive feasibility study into the development of a 105 ktpm operation was produced in May 1998 resulting in the decision to develop the Target mine. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Lorraine mine in August 1998, the Lorraine No.1 and No.2 shafts were transferred to the Target mine, becoming Target No.1 and No.2 shafts, respectively.
Geology. The gold mineralization currently exploited by Target mine is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs hosted by the Van Heeverrust and Dreyerskuil Members of the Eldorado Formation, respectively. Additional mineral resources have been delineated in the Big Pebble Reefs of the Kimberley Formation but these are not planned to be exploited in the current life of mine plan.
The majority of the mineral reserves at Target mine are contained within the Eldorado fan, a structure with dimensions of some 135 meters vertically, 450 meters down-dip and 500 meters along strike. The Eldorado fan is connected to the subsidiary Zuurbron fan, located between the Target mine and Lorraine, by a thinner and lower grade sequence of Elsburg reefs termed the Interfan area. To the north of the Eldorado fan, a number of fans have been intersected by surface drilling of which the Siberia and Mariasdal fans are the most significant. These fans are subject to ongoing technical studies and do not form part of the current Target mine life of mine mineral reserve.

A number of faults that displace the reefs of the Target mine have been identified of which the most prominent are the north-south trending Eldorado fault and the east-west trending Dam and Blast faults. The Eldorado uplifts the more distal portions of the Elsburg and Dreyerskuil Reefs while the Blast fault forms the northern border of the Target mine.
Target North is sub-divided into the Paradise, Siberia and Mariasdal areas by the east-west trending Siberia and Mariasdal faults. To the north of the Siberia fault, the Eldorado fault continues trending more to the northwest and an additional north-south trending fault, the Twin fault has uplifted the distal portions of the reefs. North of the Maraisdal fault, the reef horizons are at a depth greater than 2,500 meters below surface. Resources have been delineated on strike up to 15 kilometers north of the Target mine.
Approximately 40 kilometers north of Target mine, surface boreholes have intersected gold bearing reefs in the Oribi area close to the town of Bothaville. Resources have been delineated at Oribi on the VCR and Elsburg at depths of approximately 2.75 kilometers below surface.
Mining operations. The Avgold operations are engaged in underground mining. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Mining operations comprise one primary underground mine commissioned in May 2002, making use of information systems and mechanization, combined with process-driven organizational design that relies on a multi-skilled workforce. The majority of the production is derived from mechanized mining; however conventional stoping is still employed primarily to de-stress areas ahead of the mechanized mining. The mining operations feed one central process facility, namely the Target Gold Plant.
The Avgold operations have been managed by Harmony since May 2004.
Detailed below are the operating and production results for Avgold for the two months ended June 30, 2004.
Two months ended
June 30, 2004
Production
Tons ('000) 228
Recovered grade (ounces/ton) 0.234
Gold sold (ounces) 53,434
Results of operations ($)
Cash cost ('000) 11,514
Cash profit ('000) 8,259
Cash cost
Per ounce of gold ($) 215
Harmony currently has one shaft at its Avgold operations.
The total shaft hoisting capacity is detailed below.
Hoisting capacity
(tons/month)
Target mine 136,100
On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 30.51 million tons will be sufficient for the Avgold operations to maintain production until approximately 2020. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."

Plants. Target Plant was commissioned towards the end of 2001 and currently treats only underground ore. The process route comprise primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydrocyclones, thickening, cyanide leaching, CIP adsorption, elution, electrowinning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electrowinning. Gold bullion is despatched to the Harmony's refinery.
The following table sets forth processing capacity and average tons milled during the two months ended June 30, 2004:
Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
Target Plant 95,000 93,400
Capital expenditure. Harmony incurred approximately Rand 8.1 million in capital expenditure at the Avgold operations in the last two months of fiscal 2004, principally for underground development. Harmony has budgeted Rand 82.8 million ($13.3 million at the closing rate at balance sheet date) for capital expenditure at the Avgold operations in fiscal 2005, primarily for underground development, services and infrastructure to support the operations.
Australian Operations
Introduction
Harmony has two operational mines in Western Australia, namely the Mount Magnet operation and South Kalgoorlie operation. These operations were acquired with the acquisition of two Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002. Through the New Hampton transaction described below, Harmony acquired two operations in Western Australia (Big Bell in the Murchison region and Jubilee in the Eastern Goldfields near Kalgoorlie), two processing plants associated with these operations and related exploration rights. The Big Bell operation has subsequently ceased operating during July 2003, with its plant sold in November 2003, and the Jubilee operation was merged with the New Celebration operation, acquired in the Hill 50 transaction, to form the South Kalgoorlie operation. Through the Hill 50 transaction described below, Harmony acquired the Mt. Magnet operations in the Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie, two plants associated with these operations and related exploration rights. Abelle, whose major assets are located in Papua New Guinea, was acquired with effect May 1, 2003. Through the Abelle transaction described below, Harmony acquired the Gidgee operations in the Murchison region of Western Australia with the plant associated with this operation as well as exploration projects in Australia, Papua New Guinea and Indonesia. In December 2003 Harmony sold its Gidgee operations.
In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton's Jubilee operations with Hill 50's New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. The Abelle corporate office was also merged with the Harmony corporate office in Perth during the quarter ended September 30, 2003, after the buyout of the Abelle minorities were completed. Each of Harmony's Australian operations, Mt. Magnet and South Kalgoorlie, conducts surface mining (principally through open pit methods) and underground mining, with access through two declines at Mt. Magnet and one decline at South Kalgoorlie. Mining at Harmony's Australian operations involves more mechanized mining than at Harmony's South African operations with the exception of operations at Target. Outside contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony's management. As of June 30, 2004, Harmony's Australian operations had 205 employees, while the contractors employed 498 people.
Harmony commenced gold mining operations in Australia following the New Hampton transaction. On December 19, 2000, Harmony announced that it had agreed to purchase 19.99% of New Hampton ordinary shares from Normandy Mining, subject to certain conditions. Harmony also made an offer for all of the outstanding ordinary shares of New Hampton at a purchase price of A$0.265 per share. Harmony received SARB and Australian Foreign Investment Review Board approval for the transaction in January 2001. On March 22, 2001, Harmony increased its offer price to A$0.275 per share and announced that Normandy Mining had accepted Harmony's offer for Normandy Mining's remaining 13.2% shareholding in New Hampton, and that the New Hampton board of directors recommended that New Hampton shareholders accept Harmony's offer and indicated their intention to accept Harmony's offer for their individual holdings. The total cash bid valued New Hampton at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or $28.5 million at an exchange rate of R8.00 per $1.00). This offer closed on July 12, 2001, at which time Harmony had acquired 96.2% of New Hampton's shares and 95% of New Hampton's options. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. In line with Harmony's strategy to mine reserves only when it is economical to do so, following the New Hampton transaction, Harmony reduced New Hampton's production to approximately 200,000 ounces per year. With the closure of the Big Bell mine and the merger of the Jubilee operations with the New Celebration operations, ounces produced by the South Kalgoorlie operations have been reduced to approximately 115,000 ounces per year.
Harmony expanded its Australian operations through the Hill 50 transaction in fiscal 2002. In December 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50, at a purchase price of A$1.35 per share and A$0.65 per listed option. Harmony also offered to pay a price equal to the difference between the cash price offered for the Hill 50 shares and the exercise price for each Hill 50 director and employee option. On that date, Harmony also announced that Hill 50's largest shareholder had accepted Harmony's offer for its 16.3% holding. Harmony increased the offer price to A$1.40 per share and A$0.70 per listed option on February 21, 2002, and to A$1.45 per share and A$0.75 per listed option on April 3, 2002, for a total price of approximately A$233 million (R1.419 billion at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). On February 21, 2002, Harmony also announced that Hill 50's directors had informed Harmony that they intended to recommend Harmony's offer to Hill 50 shareholders, and to accept Harmony's offer in respect of their own shareholdings. The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50's shares and 98.76% of Hill 50's listed options had accepted Harmony's offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
On February 26, 2003 Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle, at a purchase price of A$0.75 per share and A$0.45 per listed option, for a total price of approximately A$151 million. On the date of the offer announcement, Harmony also announced that it had entered into an agreement with Abelle whereby Abelle placed 35 million new shares in Abelle with Harmony, at a price of A$0.75 per share, subject to certain conditions including Abelle shareholder approval. This placement was approved by shareholders at a meeting of Abelle held on April 30, 2003 and the placement was completed on May 8, 2003. This transaction represented approximately 18% of Abelle's expanded issued share capital. On February 25, 2003 Harmony entered into a pre-bid acceptance agreement for a nominal consideration of A$10, pursuant to which Silvara Pty Ltd, a subsidiary of the Guiness Peat Group plc agreed to accept the share offer in respect of a total of 32,044,533 Abelle shares, representing 19.95 of the total issued share capital of Abelle at that date. The original offer was extended and Harmony closed its offers on April 30, 2003 and advised at that date it had a relevant interest in 87% of Abelle shares and 65% of Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle. On March 15, 2004, after successfully reviewing the Hidden Valley feasibility study in Papua New Guinea as prepared by Abelle, Harmony announced that it had made an off- market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities, at a purchase price of A$2 per share and A$1.70 per listed option, for a total price of approximately A$121 million. The original offer was extended from May 14, 2004 to June 18, 2004. Harmony closed its offers on June 18, 2004, and advised that at that date it had a relevant interest in 99% of Abelle shares and 99% of Abelle options. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
The Mount Magnet operations sold 173,228 ounces of gold in fiscal 2004, compared with the 182,690 ounces of gold produced in fiscal 2003, and the South Kalgoorlie operations sold 120,532 ounces of gold in fiscal 2004 compared with 182,851 ounces in the previous year. The Gidgee operations, which were acquired through the Abelle transaction and disposed of in December 2003 contributed 32,954 ounces in fiscal 2004 to Harmony's production, compared with the 11,534 ounces for the two months which it was included in Harmony's production in fiscal 2003. Big Bell operations only contributed 11,574 ounces derived from plant cleanup in fiscal 2004 compared with 132,579 ounces produced in fiscal 2003.

New Hampton sold 191,521 ounces of gold in fiscal 2002, which were included in Harmony's gold sales for fiscal 2002, and Hill 50 sold 275,185 ounces of gold in fiscal 2002, three months of which, or 61,472 ounces, were included in Harmony's gold sales for fiscal 2002. The Australian operations has increased Harmony's reserves by approximately 1.4 million ounces in fiscal 2004. With effect from April 1, 2002, Harmony reports the New Hampton and Hill 50 operating and financial results together within an "Australian Operations" segment, which was expanded on May 1, 2003 to include Abelle, which is further segmented into the Mt. Magnet operations and the South Kalgoorlie operations (consisting of the Jubilee and New Celebration operations). In fiscal 2004, the Australian operations accounted for approximately 10% of Harmony's total gold sales.
Harmony's Australian operations control exploration and mineral rights over a total area of approximately 541,000 hectares (1,337,164 acres), of which the active mining areas currently total approximately 275,089 hectares (679,470 acres).
The following chart details the operating and production results from Harmony's Australian operations for the past three fiscal years:
Fiscal year ended June 30,
2004
1
2003
2
2002
3
Production
Tons ('000) 5,227 7,883 5,273
Recovered grade (ounces/ton) 0.065 0.065 0.048
Gold sold (ounces) 338,288 509,654 252,993
Results of operations
Product sales ('000) 131,435 165,351 66,402
Cash cost ('000) 110,475 138,808 59,537
Cash profit ('000) 21,960 31,246 6,865
Cash costs
Per ounce of gold ($) 327 272 235
1
Includes gold sales from Abelle's Gidgee Operations for 5 months until November 2003.
2
Includes gold sales from Abelle's Gidgee Operations for two months from May 1, 2003.
3
Includes gold sales from Hill 50 (including Mt. Magnet and the New Celebration portion of the South Kalgoorlie operations) for three months from April 1, 2002.
Tons milled from Australian operations were 5,227,000 in fiscal 2004, compared with 7,883,000 in fiscal 2003. This decrease was primarily due to the closure of the Big Bell operations in July 2003 and lower production from the South Kalgoorlie open pit operations, where one mill was used exclusively for toll treatment in fiscal 2004. Recovered grade from Australian operations was 0.065 in fiscal 2004, the same as the previous year. Cash costs for Australian operations were $327 per ounce of gold in fiscal 2004, compared with $272 per ounce of gold in fiscal 2003. This increase was attributable primarily to the higher cost of underground production from the Hill 50 mine in 2004 due to the issues set out in detail under the consolidated financial statements as well as the strengthening of the Australian dollar against the U.S. dollar.
Big Bell Operations
History. Gold mining at Big Bell commenced in 1937. The Big Bell mine closed in 1955 and reopened in early 1989. Normandy Mining acquired Big Bell in 1991 and New Hampton acquired the mine from Normandy Mining in 1999. Since the commencement of operations in 1937 to June 30, 2003, total gold sales from the Big Bell area exceed two million ounces. This mine ceased operating in July 2003, and for the rest of fiscal 2004 was subject to clean up and rehabilitation work. In November 2003, the plant was sold for approximately A$2.45 million.
In fiscal 2003, the company put the Big Bell underground operations in harvest mode, as continued low grades from underground had made the operation uneconomical. Underground mining ceased at Big Bell during July 2003. Most of the other assets and surface infrastructure have been allocated to Harmony's other mining operations in Australia or sold during fiscal 2004.

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
Total revised rehabilitation costs of the site are estimated to be A$5 million (US$3.5 million). A detailed rehabilitation program has been put in place to ensure that the mining areas are rehabilitated to standards set by the Department of Industry and Resources in Australia.
Geology. The Big Bell operations, located in the Murchison region of Western Australia, included a mature underground mine and nearby open pit operations at Cuddingwarra and Cue. The Murchison region is a sub-province of the Archaean Shield in Western Australia. The Big Bell lode is a steeply Southeast dipping (50 degrees to 70 degrees) sheet with a strike length of 1,000 meters. The distinctive gold-bearing horizon is 5 meters to 25 meters thick and is intersected by resource drilling down to 1,400 meters below surface. The Cuddingwarra and Cue deposits, approximately 17 kilometers and 27 kilometers from the Big Bell underground mine, respectively, occur in a sequence of porphyry-intruded metamorphosed mafic and ultamafic rocks of the Meekatharra-Widgee greenstone belt.
Mining Operations. The Big Bell operations were engaged in both underground and open pit mining. These operations were subject to all of the underground and open pit mining risks detailed in the Risk Factors section. Underground mining at depths of up to 600 meters was conducted by way of a decline and a longhole sub-level caving method was employed. Contractors operated diesel powered mining equipment to transport ore up the decline and delivered it to the crusher pad. At the Cuddingwarra and Cue open pit operations, New Hampton employed outside contractors to extract ore with large earthmoving equipment. The open pits were situated on small ore bodies, which resulted in short mine lives (generally less than a year). As a result, Harmony had to continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See Item 3. "Key Information - Risk Factors - To maintain gold production beyond the expected lives of Harmony's existing mines or increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery."
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
Mining at the lower levels of the Big Bell underground mine continued to yield disappointing results in fiscal 2003, as indicated in 2002, with lower than expected grade. This ultimately led to the decision to close the operation in July 2003. Detailed below are the operating and production results from operations at Big Bell for the last three fiscal years:
Fiscal year ended June 30,
2004
1
2003 2002
Production
Tons ('000) 120 2,147 2,900
Recovered grade (ounces/ton) 0.096 0.062 0.046
Gold sold (ounces) 11,574 132,579 132,389
Results of operations ($)
Cash cost ('000) 3,713 44,491 38,288
Cash profit/(loss) ('000) 366 (4,458) (2,265)
Cash costs
Per ounce of gold ($) 321 289 335
1
Production consists of plant clean up tons and ounces during July 2003. Big Bell ceased operations for the remainder of fiscal 2004 and was subject to cleanup and rehabilitation work.

Tons milled in fiscal 2004 were 120,000 compared with 2,147,000 in fiscal 2003, and ounces sold in fiscal 2004 were 11,574, compared with 132,579 in fiscal 2003. Tonnage milled and ounces produced in fiscal 2004 consisted of clean up material that was processed through the plant in July 2003, and does not constitute production from mining. Therefore tonnage and ounces is not comparable with the previous year.
Plant. The Big Bell operations included one metallurgical plant, which was disposed of in November, 2003. Ore from the Big Bell underground and open pit operations was processed through this CIL treatment plant located 28 kilometers from Cue in the Murchison region. Ore extracted from the Big Bell underground mine was transported by diesel powered mining equipment up the decline and to the crusher pad. Road trains delivered ore from the open pits. The plant underwent significant capital refurbishments during fiscal 2001 in an effort to ensure that planned throughput was achieved, but due to the age and layout of this plant, unit costs were higher than at other plants in Harmony's Australian operations.
The Big Bell plant was not used for processing or milling in fiscal 2004 and only used to process clean up material in fiscal 2004.
In fiscal 2003, the Big Bell operations recovered approximately 87% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony spent approximately A$1.9 million in capital expenditures at the Big Bell operations during fiscal 2003, principally for site rehabilitation work when the mine went into closure mode. During fiscal 2004 no capital was spent on the mine and none is planned for fiscal 2005.
Mt. Magnet Operations
History. Mining at Mt. Magnet began after the discovery of gold in 1896. From that time to June 30, 2004, the Mt. Magnet operations have produced approximately 5.2 million ounces. The current Mt. Magnet operations, which Harmony acquired in the Hill 50 transaction, are comprised of the Hill 50 and Star underground mines, production from which commenced in the late 1980s, nearby open pits and the processing of low grade ore from previously accumulated stockpiles.
Geology. The Mt. Magnet operations are located near the town of Mt. Magnet in the Murchison region, 560 kilometers northeast of Perth. The geology consists of folded basaltic and komatiitic greenstones with intercalated banded iron formations and volcaniclastic units. In addition to having been intensely folded, the area has undergone substantial faulting and later intrusion by felsic intrusives. Mineralization within the Murchison belt consists of sulfide replacement style (characteristic of the Hill 50 mine) and quartz lode and shear hosted hydrothermally emplaced bodies proximal to fault conduits. Smaller stockwork bodies within felsic intrusives are also common. As is typical of the Archaean Shield, the deep weathering profile at Mt. Magnet has resulted in supergene enrichment and hypogene dispersion of gold in the oxidizing environments. These effects lend themselves well to the process of small scale open pit mining. Historically underground mining of primary lodes was the largest contributor to Mt. Magnet's gold production.
Mining Operations. The Mt. Magnet operations are engaged in underground, open pit and waste rock mining. These operations are subject to all of the underground, open pit, and waste rock mining risks detailed in the Risk Factors section. Harmony revisits its mining strategy and management procedures at these operations on a regular basis in its effort to minimize mining risks.
Underground operations at Mt. Magnet consist of the Hill 50 and Star mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,300 meters in depth, is currently one of Australia's deepest underground mines. The Star mine is approximately 950 meters in depth. Underground mining is conducted by decline tunnel access. The principal challenges facing the Hill 50 underground mine is its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. As a result, maintaining adequate grade remains a critical component of this mine. The same issues affected the Star underground mine in fiscal 2004, but due to its lower grade and variability of grade, it faced additional challenges. As discussed in fiscal 2003 its orebody is difficult to define and required significantly better mining grades than those achieved in fiscal 2004 to justify further investment in deepening the decline. Therefore, a decision was taken in fiscal 2004 to stop the decline development at Star and put the mine in harvest mode. It is anticipated that mining will continue there until the end of December 2004. With the closure of Star additional underground tonnage will be provided by developing a new underground mine at the St. George open pit, which was one of the open pits mined in fiscal 2004. It is anticipated that the development of the decline at St. George will start in December 2004, with production commencing in the June 2005 quarter.

Surface operations at Mt. Magnet exploit several medium-sized open pits, as well as numerous smaller open pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet. The principal challenge facing the Mt. Magnet operations is that the open pits are situated on small ore bodies, which results in short mine lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. Maintaining grade and managing the increased geotechnical complexities of the Hill 50 and Star underground also remains critical. See Item 3. "Key Information - Risk Factors - To maintain gold production beyond the expected lives of Harmony's existing mines or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery."
As of June 30, 2004, the safety record at the Mt. Magnet operations compared favorably with Australian industry averages. Safety standards of Harmony Australia are being applied at the Mt. Magnet operations and it receives constant and high-level attention. Detailed below are the operating and production results from operations at Mt. Magnet for the last three fiscal years:
Fiscal year ended June 30,
2004 2003 2002
Production
Tons ('000) 3,058 2,922 3,022
Recovered grade (ounces/ton) 0.056 0.063 0.063
Gold sold (ounces) 173,228 182,690 189,689
Results of operations ($)
Cash cost ('000) 58,202 42,989 34,495
Cash profit/(loss) ('000) 9,512 13,615 18,097
Cash costs
Per ounce of gold ($) 336 182 235
Tons milled in fiscal 2004 were 3,058,000 compared with 2,922,000 in fiscal 2003, and ounces sold in fiscal 2004 were 173,228, compared with 182,690 in fiscal 2003. These decreases were primarily attributable to continued reduced production from the Hill 50 underground mine for most of fiscal 2004. Production at Hill 50 underground mine was negatively affected during fiscal 2003 as well as most of fiscal 2004 by a series of rockfall incidents starting in February 2003, which blocked the main ventilation raises near the bottom of the mine. These incidents not only affected all of the high grade production stopes but also revealed the need for a redesign of the stope configurations and the positioning of the ventilation system at the deeper levels of the mine. This adversely affected production levels and costs at Hill 50. The new ventilation raises were completed at a cost of A$2.8 million by December 2003. The Star underground mine and open pits took up a significant portion of the tonnage shortfall but could not make up for the gold production shortfall from this high grade source.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 8.49 million tons for Mt. Magnet would be sufficient to maintain production until approximately fiscal 2007. However, because the Mt. Magnet operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Plant. The Mt. Magnet operations include one metallurgical plant. This plant was built in 1989 as a CIL plant and was upgraded in late 1999 to a CIP plant. Actual throughputs of the Mt. Magnet plant varies based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% oxide (soft) blend. The following table sets forth processing capacity and average tons milled during fiscal 2004 for the Mt. Magnet plant:

Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
Mt. Magnet 243,000 244,166
In fiscal 2004, the Mt. Magnet plant recovered approximately 89% of the gold contained in the ore delivered for processing.
Capital Expenditure. Harmony spent approximately A$19.1 million ($13.6 million) in capital expenditures at the Mt. Magnet operations during fiscal 2004, primarily for underground development, exploration and plants. Harmony has budgeted approximately A$22 million ($16 million) for capital expenditures at the Mt. Magnet operations during fiscal 2005, principally for underground development and infrastructure.
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
Following the acquisitions of New Hampton and Hill 50, Harmony integrated the Jubilee operations and New Celebration operations to form the South Kalgoorlie operations. Since the commencement of operations to June 30, 2004, total gold production from Harmony's mines in the South Kalgoorlie area exceeds two million ounces.
Geology. The South Kalgoorlie mines are located approximately 30 kilometers south of Kalgoorlie in the Eastern Goldfields region of Western Australia. The South Kalgoorlie ore bodies are located in a number of geological domains including the Kalgoorlie-Kambalda belt, the Boulder-Lefroy Structure, the Zuleika Shear, the Coolgardie Belt and Yilgarn-Roe Structures. At South Kalgoorlie, the mining tenure and geology straddles the three major fault systems or crystal sutures considered to be the main ore body plumbing systems of the Kalgoorlie goldfield. The geology consists of Archaean greenstone stratigraphy of basalts and komatiites with intercalated sediments, tuffs, volcaniclastics and later felsic intrusives. Late stage and large scale granitic (Proterozoic) intrusion has stoped out large sections of the greenstone. Quartz filled lode and shear hosted bodies are the most dominant among many 80 mineralization styles. Large scale stockwork bodies hosted in felsic volcanics are an important contributor to bulk tonnage of relatively low grade deposits.
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
At Jubilee, during fiscal 2004, open cast mining was conducted mainly at the Trojan and Golden Ridge pits and a number of other smaller open pits. Harmony employs contractors who use large earthmoving equipment to extract ore from these pits. The surface operations at New Celebration exploited a number of small short-life and shallow open-cast mines during fiscal 2004. At the end of June, 2003, a decision was taken to use the New Celebration plant for toll treatment purposes. A contract was signed for an initial period of 6 months up to February 2004, with the option to extend the period for another 6 months thereafter. The toll milling contract at the New Celebration mill was extended to June 2004, after which toll milling ceased. The New Celebration plant is currently on care and maintenance, but has been put up for sale. The decision to toll treat ore at the New Celebration plant alleviated the continuous pressure on finding replacement ore for two mills at SouthKal Mines, and enabled these operations to focus on finding more quality ounces. Harmony ore from both surface and underground sources is now treated at the Jubilee plant. The primary challenge facing the South Kalgoorlie operations is that most of the open pits are situated on small ore bodies, which results in short mines lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See Item 3. "Key Information - Risk Factors - To maintain or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery."
SouthKal Mines also includes the Mt. Marion underground mine. This mine faces challenges similar to those faced by the Mt. Magnet underground operations; however, depths at Mt. Marion are much shallower (740 meter vertical depth versus 1,300 meter vertical depth at Mt. Magnet). Mt. Marion is a decline mine that has switched to a longhole sub-level caving methodology. The purpose of this change in mining method is to better manage the geotechnical risks without diminishing returns from the mine. The Mt. Marion mine also is exposed to other risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting.
During fiscal 2004, the safety record at SouthKal Mines in terms of lost time frequency rate and fatality frequency rate was equal to the average for lost time injury frequency rates for underground metalliferous mines in Australia. Safety standards for Harmony operations are being applied throughout the South Kalgoorlie operations and receives constant and high-level attention.
Detailed below are the operating and production results from the South Kalgoorlie operations, which were completed by combining historical figures from the Jubilee and New Celebration operations, for the last three fiscal years:
Year ended June 30,
2004 2003 2002
Production
Tons ('000) 1,843 2,749 1,973
Recovered grade (ounces/ton) 0,065 0,067 0,069
Gold sold (ounces) 120,532 182,851 135,366
Results of operations ($)
Cash cost ('000) 38,848 5,007 5,881
Cash profit ('000) 7,803 49,319 31,604
Cash costs
Per ounce of gold ($) 322 270 233
Tons milled in fiscal 2004 were 1,843,000, compared with 2,749,000 in fiscal 2003, and ounces sold in fiscal 2004 were 120,532, compared with 182,851 in fiscal 2003. This decrease was primarily attributable to reduced open pit throughput for the year, with the New Celebration plant only being utilized for toll treatment purposes. However higher grade open pit material was processed during the year which resulted in the improved grade compared to the previous year.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 2.94 million tons for the South Kalgoorlie operations would be sufficient to maintain production until approximately fiscal 2006. However, because the South Kalgoorlie operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
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
The New Celebration plant was commissioned in 1986 as a CIP plant and later upgraded in 1988 by the addition of a larger parallel circuit. In 2003 a decision was taken to use this plant for toll treatment purposes, and it was utilized for this purpose in fiscal 2004. The plant is currently on care and maintenance, but has been put up for sale. Actual throughputs of the South Kalgoorlie plants vary based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% soft (oxide) blend.
The following table sets forth processing capacity and average tons milled during fiscal 2004 for the South Kalgoorlie plants:
Average
milled
for the fiscal
Processing
year ended
Capacity    June 30, 2004
Plant
(tons/month)
(tons/month)
Jubilee 122,000 114,608
New Celebration 138,000 107,048
In fiscal 2004, the Jubilee and New Celebration plants recovered approximately 92% and 93%, respectively, of the gold contained in the ore delivered for processing.
Capital Expenditure. In fiscal 2004, Harmony spent approximately A$7.7 million ($5.5 million) in capital expenditures at SouthKal Mines, primarily for underground and open pit mine development and exploration, as well as plant major maintenance. Harmony has budgeted approximately A$16.1 million ($11.5 million) for capital expenditures at the South Kalgoorlie operations during fiscal 2005, principally for underground and open pit mine development and exploration.
Burnside Joint Venture - Northern Territory Operations
History. Since the discovery of gold in the Northern Territory of Australia in 1865 the state has produced more than 11 million ounces of gold. This production has come from three principal areas, the Tennant Creek field, the Granites-Tanami region and the Pine Creek Orogen, the latter having produced about 30% of the total.
Harmony acquired gold mining interests in the Pine Creek Orogen (centered 150 kilometers South of Darwin) through the acquisition of Hill 50 Limited (Hill 50) in March, 2002. Hill 50 had acquired 100% interest in the Maud Creek Gold Project, near Katherine NT and 100% interest in gold resources surrounding the Brocks Creek processing plant. In April 2002, Hill 50 finalized a 50-50 joint venture agreement (Burnside Joint Venture) with Northern Gold NL that merged the mining assets of both companies within a 30 kilometer radius of the Brocks Creek 1,100,000 ton per year processing plant, which itself is an asset of the joint venture. In mid-2003, key tenements at the Pine Creek gold mining center were also acquired by the joint venture.
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
The total area held by the Burnside Joint Venture under mining and exploration tenure is approximately 280,000 acres, of which 263,000 acres have been granted. The Maud Creek Project tenements comprise a total of approximately 87,000 acres, of which 53,000 acres have been granted.

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
In fiscal 2003, two upper levels of the Zapopan Mine were developed by the joint venture by decline access. Approximately 12,125 tons of development ore was toll treated at an average grade of 0.21 ounces per ton, producing 2,600 ounces for the joint venture. The ore was free milling with 99% recoveries. Development on the decline had been stopped 125 meters below surface while further exploratory diamond drilling was done to extend the down plunge resource potential of the deposit. The decline is currently still on low cost care and maintenance, pending a mining decision by the joint venture partners. Approximately A$13 million was spent on capital development costs by the joint venture for fiscal 2003. Mining engineering studies, which started in fiscal 2003 to determine the optimum mining method and cost structure for the operation were completed in fiscal 2004. Firm, updated mining reserves as a result of these studies, as well as two successful drilling programs have indicated proven and probable reserves of 272,601 tons at 0.38 ounces per ton, for 103,700 ounces of gold. This reserve estimate is based on a mine design comprising decline access from surface and mining of ore stopes primarily by standard cut and fill underground mining methods. The mine design and reserve estimate have been modeled to a depth of approximately 270 meters below surface. It is anticipated that profits from the Zapopan operation will support initial exploration and development costs at the larger Cosmopolitan Howley underground resource.
Exploratory drilling in the area has established various potential gold deposits. During fiscal 2004, the joint venture also completed the Cosmo Deeps resource definition drilling program, and follow up drilling is planned. A scoping study has commenced into the potential for Cosmo Deeps to support a substantial underground gold mining operation. Resource drilling at the Fountain Head deposit has confirmed the potential for a shallow open pit and further resource extensions. Various other satellite deposits within the Burnside Joint Venture was also drilled and modeled to supplement the current identified deposits. The fine grain size of the gold and its association with sulphide have refractory characteristics that require alternative methods of treatment. Further metallurgical work is required on the resource.
On August 5, 2004, the joint venture announced that it had acquired the Union Reefs Gold Project from Anglogold Ashanti Australia Ltd. for A$4 million split equally between Harmony and Northern Gold. The Union Reefs gold project is located approximately 50 kilometers north of the Burnside JV's Pine Creek mining leases. The Union Reefs Gold Project contains a well maintained 3,100,000 tons per annum CIL gold plant (on care and maintenance since late 2003) and all related site infrastructure, which will now form the primary treatment facility for the Burnside JV's gold resources. Concurrent with this acquisition the Brocks Creek gold plant was sold for A$0.85 million. The rationale for the acquisition is that the lower recommissioning costs of the Union Reefs plant and expected lower milling costs than the Brocks Creek plant will enhance the economics and processing flexibility of the Burnside project.
Abelle
Introduction. On February 26, 2003, Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle, at a purchase price of A$0.75 per share and A$0.45 per listed option, for a total price of approximately A$151 million. On the date of the offer announcement, Harmony also announced that it had entered into an agreement with Abelle whereby Abelle placed 35 million new shares in Abelle with Harmony, at a price of A$0.75 per share, subject to certain conditions including Abelle shareholder approval. This placement was approved by shareholders at a meeting of Abelle held on April 30, 2003 and the placement was completed on May 8, 2003. This transaction represented approximately 18% of Abelle's expanded issued share capital. On February 25, 2003 Harmony entered into a pre-bid acceptance agreement for a nominal consideration of A$10, pursuant to which Silvara Pty Ltd, a subsidiary of the Guiness Peat Group plc had agreed to accept the share offer in respect of a total of 32,044,533 Abelle shares, representing 19.95 of the total issued share capital of Abelle at that date. The original offer was extended and Harmony closed its offers on April 30, 2003 and advised at that date it had a relevant interest in 84.57% of Abelle shares and 63.18% of Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle.

On March 15, 2004, after successfully reviewing the Hidden Valley feasibility study in Papua New Guinea as prepared by Abelle, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities, at a purchase price of A$2 per share and A$1.70 per listed option, for a total price of approximately A$121 million. The original offer was extended from May 14, 2004 to June 18, 2004. Harmony closed its offers on June 18, 2004, and advised that at that date it had a relevant interest in 99% of Abelle shares and 99% of Abelle options. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
History. Abelle was listed on the Australian Stock Exchange (ASX) on April 24, 2002. In August 2002, a merger was proposed with Aurora Gold Ltd, also listed on the ASX. The proposed merger through a scheme of arrangement was completed in January 2003. Abelle has various exploration projects in Australia, Papua New Guinea and Indonesia. It also operated the Gidgee Gold mine in the Murchison region of Western Australia, which was disposed of in December 2003. After the successful buy out of minority shareholders by Harmony, the company was delisted from the Australian Stock Exchange on June 30, 2004.
Gidgee Gold Mine
History. The Gidgee Gold Project was acquired by Abelle in late 1999 from a public tender following the appointment of a Receiver and Manager to Australian Resources Ltd.
On November 7, 2003 Abelle announced that it has entered into negotiations with Legend Mining Limited, whereby Legend has offered to purchase the Gidgee gold project. The mine was subsequently sold to Legend Mining Limited with effective transfer from December 17, 2003. Payment for the mine consisted of shares in Legend and cash amounting to a total consideration of A$6.3 million. The Legend shares were subsequently also disposed of in fiscal 2004.
Geology. The Gum Creek greenstone belt, which outcrops over an area 110 kilometers long and 25 kilometers wide is situated at the northern limit of the Southern Cross Province of the Archaean Yilgarn Craton. It is elongate north- northwest and contains a southerly plunging synform in which volcanic and sedimentary rocks are bounded on the east and west by granitoids.
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
The key component of gold production since Abelle acquired the Gidgee Gold Project had been the Swan Bitter underground mine. This was supplemented by open pit mining from the pits of South Reliance, Think Big, Shiraz, Snook, North Wahoo and Cobia.
Open pit mining at the Gidgee Gold Mine ended midway through fiscal 2003 with a poor performance from the last pit, South Snook, leaving only one production source, the Swan Bitter Underground mine. The underground ore and low grade stocks were blended to aggregate a mill feedstock.
The Swan Bitter underground mine also had a major setback during fiscal 2003 as the main development focus, the southern extensions and Butcherbird decline failed to live up to expectations. Despite significant development and ore driving, only a small portion of the ore reserve was deemed to be economically viable to mine. The focus of the operation then since shifted to the western and newly discovered Tunisia and Australia lodes, which reconciled positively. The mine was back on track for the final quarter of the 2003 financial year with a very solid performance. However, the impact of the failed southern areas and the poor reconciliation from the South Snook pit severely impacted the annual results.
Gidgee's results were included in Harmony's results for 2 months from the effective date of acquisition, May 1, 2003 in fiscal 2003. In that period 64,528 tons of ore was treated at an average grade of 0.179 ounces per ton for 11,534 ounces of gold. During fiscal 2004 Gidgee's results were included in Harmony's results for a period of 5 months, up to the end of November 2003, when the operation was sold to Legend Mining Limited. During that period 206,465 tons were treated at an average grade of 0.159 per ton for 32,954 ounces of gold.

Detailed below are the operating and production results from the Gidgee gold mine operations for the 5 months ended November 30, 2003 and the fiscal year ended June 30, 2003.
Five months
Fiscal year
ended
ended
November 30,
June 30,
2003
1
2003
2
Production
Tons ('000) 206 658
Recovered grade (ounces/ton) 0.159 0.179
Gold sold (ounces) 32,954 11,534
Results of operations ($)
Cash cost ('000) 9,712 2,410
Cash profit ('000). 3,279 1,236
Cash costs
Per ounce of gold ($). 295 209
1
Consists of 5 months of production up to November 2003 included in Harmony Australia's results.
2
Consists of 2 months of production included in Harmony Australia's results.
Mining operations. Abelle's key business focus is on the three exploration and development properties of Hidden Valley (Morobe), Wafi Gold and the Golpu Copper-Gold in Papua New Guinea. Abelle also holds a suite of exploration projects throughout Australia which it considers non-core and is in the process of farming out or disposing.
Papua New Guinea Operations
Introduction. Harmony's interests in Papua New Guinea consist of exploration titles covering some 1,922 square kilometers of highly prospective gold and copper-gold geology structurally related to the Wau Graben, arc-parallel and transfer faulting. The titles are broken into two groups, the northern group being referred to as the Wafi Project, which in turn incorporates the Wafi Gold and Golpu Copper-Gold projects. The southern block is referred to as the Hidden Valley Project (previously Morobe Gold Project) and incorporates the Hidden Valley, Kaveroi, Hamata and Kerimenge gold and gold-silver deposits.
The Papua New Guinea operations are owned by two separate Papua New Guinea incorporated companies - Morobe Consolidated Goldfields Ltd and Wafi Mining Limited, which is wholly owned subsidiaries of the Harmony group. Harmony currently has a corporate office in Port Moresby, the capital of PNG, as well as offices in Lae and Wau, to facilitate the development of the Hidden Valley project and perform the pre feasibility work on the Wafi Golpu copper gold project. The project is also supported by utilizing Harmony's Australian personnel. At June 30, 2004 Harmony had 214 employees and 14 contractors in service in PNG.
Geology. Harmony's PNG exploration holdings cover a tract of prospective stratigraphy which is located in the Morobe Province south-west from Lae - the provincial capital. This rugged area is dominated by uplifted Lower Jurassic and Cretaceous sediments known as the Owen Stanley Metamorphics. The Owen Stanley Metamorphics are intruded by the extensive Middle Miocene-age Morobe Granodiorite.
At Wafi, the bulk of gold mineralization is located within moderate to steep east-dipping Owen Stanley conglomerates, sandstones and shales that surround a large diatreme core. Gold mineralization appears to be controlled by mostly bedding-parallel faults and is associated with complex high-sulphidation hydrothermal alteration assemblages. These assemblages form roughly concentric zones centered on the diatreme.
Located near the north-eastern margins of the diatreme, and about 1 kilometer north of the Wafi sediment-hosted gold resource, is the Golpu porphyry-style gold-copper deposit. With a diameter of up to 300 meters the porphyry forms a discrete, near-vertical fault-bounded pipe that extends from about 100 meters below the surface to 1000 meters down-plunge. The porphyry is dioritic in composition and has undergone late-stage epithermal, high- sulphidation alteration. A gold-bearing silica cap is developed directly over the top of the porphyry.

In contrast to Wafi, the Hidden Valley-Hamata deposits in the Wau-Bulolo area to the south are hosted almost exclusively by the Miocene-age Morobe Granodiorite. Gold mineralization in this area is confined to a NW-trending structural corridor known as the Wau Graben. Sediments belonging to the Owen Stanley Metamorphics overlay the Hidden Valley deposit. The entire sequence is intruded by the Pliocene-age gold-bearing Edie Porphyry.
At Hidden Valley, low-sulphidation gold mineralization occurs within veins that are distributed in a structurally- controlled, flat to moderately-dipping NW-trending, stockwork within the granodiorite.
At Hamata, which is at a lower elevation than Hidden Valley, the overlying sediments have been stripped away. Mineralization occurs in at least three subparallel stock-work zones that strike NE and dip at 45-50° SE.
Hidden Valley project
Abelle announced to the market that it completed the Hidden Valley feasibility study on December 24, 2003.
The development concept for the Hidden Valley project as announced by them is a two phase project where Phase 1 mines the known quality reserves at Hidden Valley, Keveroi and Hamata prospects. This phase carries the full capital, plant and infrastructure impost. Phase 2 progressively extends sustainable production with a concept of a centralized process plant being fed from a number of regional ore sources. The feasibility study showed attractive returns based on a gold price assumption of US$410 per ounce, a silver price of US$5.50 per ounce and a A$/US$ exchange rate of A$1 = US$0.735.
After performing a due diligence process on the feasibility study in January 2004, the Harmony board approved the development of the project, and as a consequence Harmony also decided to buy out the minority shareholders of Abelle.
Background. The Hidden Valley Project (formerly Morobe Project) is 100% owned by Harmony through its wholly- owned PNG subsidiary, Morobe Consolidated Goldfields Ltd. Alluvial gold was first discovered at Hidden Valley in 1928. It was not until the early 1980's that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677.
A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners over a number of years commencing in 1998. Abelle completed a feasibility study in December 2003, which met the specific requirements of the PNG project approval process. Abelle's design concept incorporates a two phase process in which phase one incorporates the Hamata deposit into the development plan with the plant and tailings dam located at Hamata with a crushing facility located at Hidden valley and 5 kilometers overland conveyor delivering ore from Hidden Valley and Kaveroi to Hamata. Phase two contemplates extending project life by pit extensions, underground or near mine development. Phase one included the purchase of the Misima Mines Ltd 7.1 million tons per annum treatment plant, remaining mining fleet, service infrastructure, stores and spares for A$8.5 million.
Project Overview. The definitive feasibility study was completed in December 2003 and incorporates the mining of both the Hamata and Hidden Valley/Kaveroi resources. Harmony is currently optimizing the feasibility study and considering various alternatives which might reduce the operating cost of the project or reduce the capital requirements.
The feasibility study currently indicates that 1.9 million ounces of gold and 25.5 million ounces of silver will be produced over the project life, with 23.7 million tons of ore mined. The resources will be mined in a sequence that sees the low silver Hamata ores mined first with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores. The proven and probable gold reserves for the Hidden Valley/Kaveroi /Hamata deposits are 2,040,500 ounces at 0.086 ounces per ton. Silver proven and probable reserves at Hidden Valley Kaveroi amounts to 29,500,000 ounces at 1.25 ounces per ton. Harmony is continuing a drilling program to identify additional reserves around the project area to extend the anticipated mine life of 8 years, which includes an 18 month construction period.
Total capital expenditure for the project is estimated at A$254 million (US$ 117.3 million), which includes the purchase of a mining fleet and power station, as well as normal plant and infrastructure construction costs. It also includes the construction of a tailings dam to reduce the impact of mining operations on the environment. Harmony is still investigating the various financing alternatives available for the project.

Deconstruction and transportation of the Misima plant commenced in June 2004 and was 50% complete by mid September 2004 and should be complete by December 2004. The plant will be stored in Lae and components will be transported to Hidden Valley for installation as project development proceeds.
The process plant will process ore at a rate of approximately 3.9 million tons per annum and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The process plant will commence as a primary crushing, grinding, Carbon-in-Leach ("CIL"), Merrill-Crowe zinc precipitation, goldroom and tailings detox plant for the low silver Hamata ores, revert to a primary crushing, grinding, flotation, concentrate regrind, Counter-Current Decantation ("CCD") circuit with Merrill-Crowe zinc precipitation, flotation concentrate and tailing CIL, goldroom and tailings detox for the high silver oxide/transition ores and then a similar circuit without flotation tail CIL for high silver sulphide ores from Hidden Valley/Kaveroi ores.
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
Gold production (oz)
Royalty (%)
<200,000 0.0
200,001 - 1,000,000 2.0
1,000,001 - 5,000,000 3.5
>5,000,000 2.0
Additional Prospects and Exploration Potential. The Hidden Valley Project revised feasibility and development being developed by Harmony considers the mining and development of the Hamata, Hidden Valley and Kaveroi deposits only. While these alone provide for a robust project of 8 to 10 years duration, there is considerable potential to extend the project life from other advanced prospects and mineralization that are within a 10-kilometer radius of any proposed plant site. These include the advanced Kerimenge deposit (753,000 ounces), Andim, Nosave, Purrawang, Apu Creek prospects that are immediate extensions to the known mineralization systems at Hidden Valley, the more peripheral Waterfall, Bulldog, Bulldog North and Daulo prospects as well as the Yafo and Yava prospects near Hamata. Harmony currently anticipates that the Project approval process will be completed by December 2004.
Capital expenditure on the project for fiscal 2005 is estimated to be A$80 million (US$55.9 million).
Wafi Gold Project
Background. The Wafi prospect is owned 100% through a subsidiary PNG company, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960's. Harmony assumed control of the Wafi project as a result of its acquisition of Abelle.
Project Overview. The project is held under 4 contiguous exploration licenses totaling 996 square kilometers and comprises two separate ore systems located within close proximity of each other known as the Wafi Gold Project and the Golpu Copper-Gold Project respectively. The Wafi gold mineralization is hosted by sedimentary/volcaniclastic rocks of the Owen Stanley Formation which surround the intrusive Wafi Diatreme. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration.

Four main zones (Zone A, Zone B, The Link Zone (between Zone A & B) and to a lesser extent, the Western Zone have been drill tested at Wafi revealing substantial gold mineralization within a mostly high-sulphidation system. Work undertaken by Abelle included a diamond drilling program that commenced in late February 2003 aimed at defining the geometry of the higher grade link mineralization with disciplined core orientation. The cores from these holes revealed that the deeper high grade ore is associated with carbonate and minor base metal mineralization indicative of a low sulphidation ore system and in places appears to over print previous mineralization. During 2004 Harmony completed a program of 13,000 meters of RC drilling to further define the shallower portions of the resource and to explore for additional oxide resources. The Wafi Gold mineralization can be split into three groups from a metallurgical perspective:
· Oxide mineralization with recoveries of 95% by conventional cyanidation
· Transitional mineralization with recoveries of 86% via conventional cyanidation, and
·
Primary mineralization which is further divided into two ore types these being Zones A and B primary mineralization with conventional cyanidation recoveries of 50% and the high grade (5 g/t) Link Zone mineralization with conventional cyanidation recoveries of 20%.
The primary mineralization is refractory. Various oxidative refractory treatment options have been investigated by the various project owners. The main body of testwork was carried out in 1989-91 during the Elders farm-in period. Testwork showed that gravity and ultrafine grinding are ineffective. Flotation response was also poor. Zone A and B ore and flotation concentrates responded well to pressure oxidation and bacterial oxidation, with recovers of 90% being achieved, while whole ore and concentrate roasting recoveries were slightly lower at 85-88%. Only 50-60% sulphur oxidation was required. Flotation tailing leach recoveries above 60% were also achieved.
AGF undertook characterization and pressure oxidation testwork on Link Zone mineralization in 1998, due to the very poor conventional cyanidation recoveries achieved (20%). Pressure oxidation recoveries of 95% were achieved, however AGF went into receivership after this period and further development work stopped.
Abelle concluded that whole ore roasting had the best opportunity to produce positive economics, due to the potential to produce sulphuric acid from roaster off gas. Harmony is further investigating the metallurgical process to optimize recoveries.
Golpu Copper-Gold Project
Golpu is located approximately 1 kilometer northeast of the Wafi gold orebody. The Golpu Project is a dioritic porphyry copper-gold deposit with an Identified Mineral Resource Estimate of 118 million ton at 1.43% copper and 0.71 grams per ton Au. In addition the leached oxide cap to the porphyry copper contains a copper poor inferred resource of 4 million tons at 1.35 grams per ton gold.
The Golpu host lithology is a typical zoned porphyry copper alteration halo grading from potassicphyllic advanced argillic upwards in the core. Outwards from the core the alteration grades from the above to argillicpotassic to propylitic. The mineralized body is a porphyry copper-gold `pipe' with approximately 200 meters by 200 meters plan dimensions, slightly north plunge and still going strong at 1.2 kilometers depth, the maximum depth to which it has been drilled.
The surface expression is oxidized and leached to about 150 meters vertical depth resulting in a residual gold only resource from which the copper has been leached. At the oxidation interface a strong 20-30 meters thick zone of supergene copper enrichment is developed which transitions at depth into a lower grade covellite-enargite ore. Beneath this is a zone of more covellite rich mineralization that contains lesser enargite and consequently arsenic. From approximately 300 meters below surface the ore exists in a covellite rich (Arsenic poor) form grading into a chalcopyrite-bornite rich zone from approximately 500 meters to its current known depth of approximately 1.2 kilometers. Harmony is currently reviewing all data relating to the Golpu Project with the objective of performing a pre-feasibility into the development of the project.
The Wafi Golpu Copper-Gold mineralization can be split into four principal zones from a metallurgical perspective:
·
Gold cap - which has had no metallurigical test work, but indications are the ore will be free milling, however the presence of copper will need to be considered.
·
Supergene /transitional zone - which consists of an oxidized supergene copper enriched zone overlaying a lower grade covellite-enargite porphyry. Preliminary metallurgical test work undertaken by Rio Tinto has shown that the flotation response is poor with copper recoveries of 70% into a copper concentrate of 25% copper. Blending has been proposed for this ore zone.

·
High Arsenic Zone - which consists of a complex suite of copper minerals including arsenic rich enargite andtennatite. Flotation response is good, however the arsenic floats with the concentrate resulting in copper concentrates containing 1 to 3% arsenic, which would incur significant smelter penalties. Controlled blending is also proposed for this ore zone.
·
Low Arsenic Zone - which consists of almost exclusively chalcopyrite, the flotation response is excellent with recoveries of 92% into a 30% copper concentrate.
Gold recovery into concentrate is 60% of copper recovery. A scoping study is being undertaken on the Wafi Gold and Copper-Gold projects, in preparation for a pre feasibility study which is to be completed in fiscal 2005.
Geography. The Wafi prospect is located near Mt. Watut in Morobe Province, Papua New Guinea, 60 kilometers southwest of Lae and 60 kilometers northwest of Wau. The site is accessed by sealed road (Lae to Bulolo) which comes within 5 kilometers of the eastern edge of the tenements.
The Wafi camp is located at an elevation of approximately 500 meters above sea level. The terrain is mountainous and forested in most areas. Immediately west of the project area, the Watut Valley makes for relatively simple road access to the project. The Wafi Gold and Golpu prospects themselves lie a further 10 kilometers west and at this point are accessed and serviced by helicopter. A dry weather access track was completed between the sealed Lae- Bulolo road and Wafi during fiscal 2004.
Mining reserves. Harmony is not yet in a position to quote mining reserve estimates for either the Wafi Gold or Golpu Copper - Gold projects. Evaluation studies including drilling and pre-feasibility estimates are still underway.
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
Third Party Royalties. Pursuant to the sale agreement of Wafi Mining Ltd to Abelle (via wholly-owned subsidiary companies) from RioTinto, a royalty of 2% on gold production or a 2% NSR from copper-gold concentrates is payable to Rio Tinto as a deferred acquisition cost.
Mt. Muro Project Indonesia
The Mt. Muro project is owned by PT Indo Muro Kencana, in which Harmony has a 30% interest, and is located in central Kalimantan, Indonesia. The project was placed on care and maintenance by Aurora Gold Ltd in mid 2002 after a number of successful years that saw total gold and silver production reach 1.3 million ounces and 25.54 million ounces, respectively.
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
Australian Exploration
Abelle has a number of exploration projects throughout Australia, inherited from the merger with Aurora, and during fiscal 2004, pursued an active policy to dispose or outsource these projects, as they were considered non core to the PNG development strategy. Most of these interests are managed by third parties. During January 2004, Abelle sold its interest in the Credo project in Western Australia to its joint venture partner, Yilgarn Mining Limited for A$250,000 and A$1.75 million of shares in Yilgarn. Various other projects were also farmed out or disposed of during the year.

Canadian Operations - Bissett
Introduction. Harmony's Bissett operations, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices, are located near Bissett in the province of Manitoba, Canada. Prior to the suspension, mining at Harmony's Bissett operations was conducted at depths ranging from 1,200 meters to 1,500 meters. Full production of 1,000 tons of mill throughput per day was achieved by June 2000 prior to the placing of Bissett's operations on the care and maintenance program discussed in " - Mining Operations" below. The transition to the care and maintenance program took place in the quarter ended September 30, 2001. On December 2, 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to San Gold Resources Corporation for C$7.625 million (US& 5.6 million), subject to certain conditions. On March 17, 2004, Harmony completed the disposal of 100% of the issued and outstanding shares of Bissett to Rice Lake Joint Venture Inc, a joint venture between San Gold Resources Corporation and Gold City Industries Limited, for C$7,625,000 (US$5,6 million), which was made up of C$3,625,000 (US$2.6 million) in cash plus C$4,000,000 (US$3million) in shares of San Gold and Gold City. Rice Lake is owned jointly by San Gold and Gold City.
History. Harmony purchased the Bissett Gold Mine out of liquidation in June 1998. The first mining at Bissett occurred in 1932. Though the mine has not been in continuous operation since that time, in total it has sold in excess of 1.3 million ounces of gold. In 1995, the previous owners of the mine undertook to recommence mining at Bissett and completed a pre-production underground exploration, development and construction program that culminated in a feasibility study. Operations were due to recommence at a targeted 1,000 million tons per day throughput in 1997, when the owners went into liquidation after expenditure of C$85 million.
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
Mining Operations. Harmony has conducted underground mining at Bissett. Mining at Bissett has been more mechanized than mining at Harmony's South African underground mines. Long hole and shrinkage mining techniques have been used to extract the 94 near vertical orebodies. The Bissett operation is subject to all of the underground mining risks detailed in the Risk Factors section.
Due to the moderate depths of the operation, pressure-related problems have been infrequent, but actively managed. Due to the mining operations being uneconomical at then-current gold prices, Harmony decided to suspend production at the Bissett mine in fiscal 2001, and placed the operations on a care and maintenance program during the first quarter of fiscal 2002. The care and maintenance program involves suspending production but maintaining some staff to keep the facilities in working order, so that production can be restarted without significant capital outlays.
There was no production during the past three fiscal years and Bissett was sold in fiscal 2004.
Plant. The mineralogy of the orebodies is simple and gold is easily extractable using conventional gravity concentration, CIL and electro-winning processing techniques.
Capital Expenditure. In light of its decision to place Bissett on a care and maintenance program Harmony did not make any significant capital expenditures at Bissett in fiscal 2004.
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
On October 23, 2001, Gold Fields granted Harmony an exclusive option to negotiate the possible acquisition from Gold Fields of the St. Helena and Oryx mines in the Free State Province. Harmony, in return, granted Gold Fields an exclusive option to negotiate the acquisition of Harmony's stake in AurionGold. These agreements expired, without exercise, on February 15, 2002. On May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome's offer to acquire all of Harmony's interest in AurionGold subject to specified conditions. Pursuant to the offer, Harmony would receive 17.5 newly-issued Placer Dome ordinary shares for every 100 AurionGold ordinary shares tendered. On July 29, 2002, Harmony announced that Placer Dome had increased its offer by adding a cash payment of A$0.35 per AurionGold ordinary share. Harmony accepted this revised offer, which had become unconditional as of July 29, 2002. The transaction was completed on August 6, 2002. As a result, Harmony obtained a 1.9% interest in Placer Dome. Subsequently the shares were sold for a profit of $59 million, determined with reference to the cost of the original investment.
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
On October 3, 2002, the South African parliament passed the Mineral and Petroleum Resources Development Act. The Act came into force on May 1, 2004. The principal objectives set out in the Act are:
·    to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;
·    to give effect to the principle of the State's custodianship of the nation's mineral and petroleum resources;
·    to promote equitable access to South Africa's mineral and petroleum resources to all the people of South
Africa and redress the impact of past discrimination;
·    to substantially and meaningfully expand opportunities for historically disadvantaged persons including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa's mineral and petroleum resources;
·    to promote economic growth and mineral and petroleum resources development in South Africa;
·    to promote employment and advance the social and economic welfare of all South Africans;
·    to provide security of tenure in respect of prospecting, exploration, mining and production operations;
·    to give effect to Section 24 of the South African Constitution by ensuring that South Africa's mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;
to follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and
·
·    to ensure that holders of mining and production rights contribute towards socioeconomic development of the areas in which they are operating.
Under the Act, tenure over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of the date of enactment of the Act and fulfil requirements specified in the Mining Charter.
The principles contained in the Mining Charter relate to the transfer, over a ten-year period, of 26 percent of South Africa's mining assets to historically disadvantaged South Africans, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter's tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26 percent target participation. The Mining Charter requires programmes for black economic empowerment and the promotion of value-added production, such as jewellery-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-

based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and benefication. In addition, the Mining Charter addresses other socioeconomic issues such as migrant labour, housing and living conditions.
Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Accordingly, Harmony does not believe that the Act will have a significant impact on these mining and exploration activities because Harmony will be eligible to apply for new licenses over its existing operations, provided that it complies with the Mining Charter. Harmony is currently in consultation with the National Department of Minerals and Energy, in the process of developing a sophisticated approach to setting targets and measuring performance in black economic empowerment, or BEE, and transformation initiatives within Harmony. Harmony refers to this initiative as the "Harmony Transformation Scorecard".
Harmony has already complied with the requirements of the Mining Charter, with an equivalent of 31% of production ounces qualifying as empowerment credit ounces. Harmony has been working on its programme of licensing for the past 18 months, which involved the compilation of a mineral assets register and the identification of all Harmony's economical mineral and mining rights. Harmony has secured all "old mining rights" and validated existing mining authorizations during 2003. Harmony's strategy has been to secure all strategic mining rights on a region-by-region basis. The first application for conversion from "old order" to "new order" mining rights was for the Evander Operations and was lodged on May 21, 2004. The application covers all the operating shafts as well as the Poplar and Rolspruit Projects. The Evander mining license was the first conversion application in the region and is still being processed. The application for "new order" mining licences for Randfontein Estates Limited and the Doornkop Joint Venture with Africa Vanguard resources, as well as the application for Elandsrand was submitted on August 30, 2004. The licence applications for Orkney, Kalgold and the Free State Operations are being prepared and the process should be completed by the end of January 2005. Although it is not possible to estimate how long it will take for each application to be processed by the regional offices of the Department of Minerals and Energy, Harmony has worked closely with the department to ensure the licences will be granted as swiftly as possible.
The Act also makes reference to royalties being payable to the state in terms of the Royalty Bill. It is anticipated that the Royalty Bill will only come into force in 2009. The introduction of the Royalty Bill as law may have an adverse impact on the profits generated by Harmony's operations in South Africa. Harmony is currently evaluating the impact that the proposed Royalty Bill may have with regard to its operations and no assurance can be given as to whether or when the proposed Royalty Bill will be enacted.
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
In Australia, most mineral rights belong to the government, and mining companies must pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights. New Hampton has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony's Australian operation belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. If New Hampton, Hill 50 or Bendigo desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.
Environmental Matters
Pursuant to South African law, mine properties must be rehabilitated upon closure. Mining companies are required by law to submit Environmental Management Programme Reports, or EMPRs, to the Department of Minerals and Energy. EMPRs identify the rehabilitation issues for a mine and must also be approved by other South African government departments including, but not restricted to, the Department of Water Affairs and Forestry.

EMPRs have been prepared and submitted for all of Harmony's South African operations. All of Harmony's South African mining operations have permanent mining authorizations as required in terms of the previous Minerals Act. Harmony is currently in the process of converting these mining authorizations to mining licenses as required under the Mineral and Petroleum Resources Development Act. The application for the Evander Operations has been submitted. Harmony does not anticipate any difficulties in this regard. Harmony meets with and intends to continue to meet on a regular basis with the relevant government departments to continue the information sharing process that it has with them and to ensure the environmental impact of Harmony's mining operations are managed in accordance with applicable regulatory requirements and industry standards.
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
An environmental surveillance system has been implemented at slimes dams at Harmony's operations to monitor dust generation and fall-out in residential and other areas. This will assist in future dust suppression and the design and measurement of rehabilitation programmes.
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
Bendigo operates tenements granted under the Victorian Mineral Resources Development Act (1990), administered by the Department of Natural Resources and Environment. Operations that involve a deliberate discharge to the environment are subject to the Victorian Environmental Protection Authority. Conditions attached to approvals include requirements for environmental management, monitoring and protection. While Bendigo has made allowances for the expected costs of complying with these conditions, any future changes and development in Australian environmental laws and regulations may increase these costs.
Each of Harmony's mines has a person dedicated to environmental matters who, in addition to organising the implementation of the environmental management programmes, monitors the impact of the mine on the environment and responds to impacts that require specific attention outside of the normal programme of environmental activities.
The primary environmental focus at most of Harmony's operations is water management and the administration of areas outside the operating plants and shafts. The major objective is to ensure that water is of a quality fit for use by downstream users.
Based on current environmental and regulatory requirements, Harmony accrues for the estimated rehabilitation expense in full when mining commences and then amortises these environmental rehabilitation costs over the operating life of a mine. It also makes annual contributions to environmental trust funds created in accordance with South African statutory requirements, to provide for the estimated cost of pollution control and rehabilitation during and at the end of the life of a mine. Estimates of the ultimate rehabilitation liability are subject to change as a result of future changes in regulations or cost estimates.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, Harmony has estimated that the total cost for Harmony in current monetary terms to rehabilitate its mine properties will be approximately R1.280 billion. This figure includes estimates for rehabilitation costs at Elandskraal, Free Gold, New Hampton and Hill 50.
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
Health and Safety Matters
The Mine Health and Safety Act. For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and subsequently the former Minerals Act which was replaced by the Minerals and Petroleum Resources Development Act 28 of 2002). Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act No. 29 of 1996, which has subsequently been amended by Act 72 of 1997 or the Mine Health and Safety Act. The Mine Health and Safety Act was the result of intensive discussions and consultations between government, employers and employee representatives over an extended period of time, and came into force on January 15, 1997. The objectives of the Mine Health and Safety Act are:
·   to protect the health and safety of persons at mines;
·    to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;
·    to give effect to the public international law obligations of South Africa that concern health and safety at mines;
·    to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;
·    to provide for effective monitoring of health and safety conditions at mines;
·    to provide for enforcement of health and safety measures at mines;
·    to provide for investigations and inquiries to improve health and safety at mines; and
·    to promote:
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
HIV/AIDS Policy. Harmony currently estimates that the HIV/AIDS infection rate among Harmony's South African workforce is approximately 33%, a figure which Harmony believes is consistent with the overall infection rate in South Africa. See Item 3. "Key Information - Risk Factors - HIV/AIDS poses risks to Harmony in terms of productivity and costs." Harmony is actively pursuing holistic HIV/AIDS awareness campaigns with its South African workforce and is also providing medical assistance and anti-retroviral treatment. Employees who decide to leave their place of work and return home for care are cared for at their homes through the TEBA home based care system, which Harmony contributes towards. Harmony currently believes that the prevalence of HIV/AIDS-related diseases among its Australian workforce is not material to its Australian operations.
On September 19, 2002, Harmony entered into an agreement with the NUM, the South African Equity Workers Association and the United Association of South Africa in which Harmony and these labor unions agreed to implement initiatives aimed at reducing the spread of HIV infection among Harmony's South African workforce and the surrounding communities, providing for the treatment and care of employees who are HIV-positive or suffering from HIV/AIDS-related diseases, and ensuring that the rights of employees living with HIV/AIDS are upheld in compliance with existing legislation. In connection with this agreement, Harmony is implementing the "Harmony Declares War Against HIV/AIDS" initiative, a comprehensive strategy to address HIV/AIDS at its South African operations and in surrounding communities. This initiative will include education programs to provide information about HIV/AIDS, sexually transmitted infections and pulmonary tuberculosis. Harmony expects to also provide voluntary testing, counseling, psychotherapy and other support, as well as health care for affected and infected employees, including wellness clinics and treatment at company hospitals and medical stations. As has been its policy prior to the agreement, Harmony will not perform pre-employment HIV/AIDS testing or require testing for its employees, and will maintain the confidentiality of all employees' or prospective employees' medical information.
To give capacity to the HIV / AIDS initiatives, Harmony has initiated the "Healthiest Workforce Project". This initiative has a holistic approach to healthy living and focus areas include: nutrition, upgrading of hostel facilities, occupational health, tuberculosis and education on healthy living principles.
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
Harmony's operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. Harmony's gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 3.2 million ounces of gold in fiscal 2004. These figures exclude sales from the Free Gold Company for the first three months of fiscal 2004 and includes ARMgold's and Avgold's sales for nine months and two months, respectively.
On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50% interest) for a total purchase consideration of $297.5 million, which comprised a cash payment $169.2 million by the Free Gold Company in April 2002 following the fulfillment of all conditions precedent, a $37.5 million interest-free loan payable by the Free Gold Company on January 1, 2005, and $90.8 million related to the reimbursement of the taxes paid by AngloGold on disposal of the Free Gold assets to the Free Gold Company. The tax liability was reimbursed to AngloGold in June 2003. The Free Gold Company had estimated that this tax liability would be $59.4 million during fiscal 2002. The Free Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled). See Item 4. "Information on the Company - Business - History" and Item 4. "Information on the Company - Business - Harmony's Mining Operations." During Harmony's fiscal 2004, sales from the Free Gold assets amounted to 1,032,489 ounces of gold which Harmony's interest was 894,145 ounces, compared with fiscal 2003, sales from the Free Gold assets amounted to 1,155,428 ounces of gold and Harmony's interest in these sales totalled 577,714 attributable ounces. Harmony's interest in the Free Gold Company increased from 50% to 100% as a result of the merger with ARMgold on September 22, 2003. Therefore Harmony equity accounted for its interest in the Free Gold Company for the first three months of fiscal 2004, whereafter Harmony consolidated its interest. Because Harmony equity accounted for its 50% interest in the Free Gold Company, sales from the Free Gold assets are not included in Harmony's sales figures for fiscal 2003 in this annual report. For more information on Harmony's consolidation policy, see note 2(b) to the consolidated financial statements.

For purposes of U.S. GAAP, Harmony accounted for its equity interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be $239.4 million. This figure is the sum of the cash payment of $169.2 million, the fair value of the interest-free loan of $25.4 million and the reimbursement of the taxes paid to AngloGold on the sale of the Free Gold assets of $90.8 million, offset by the cash flows of $46.0 million generated by the Free Gold assets during the period from January 1, 2002 until the completion of the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled). As of September 23, 2003, Harmony accounted for the Free Gold Company as a wholly-owned subsidiary.
During fiscal 2003, Harmony and ARMgold formed a joint venture company, Clidet 454 (Proprietary) Limited ("Clidet"). Both companies own 50% of Clidet's outstanding share capital. Clidet acquired from Anglo American Plc ("Anglo") in May 2003, 34.5% of ARM's outstanding share capital for a total cash consideration of $230 million. ARM is a South African incorporated mining holding company with interests in platinum group metals, manganese, chrome, nickel and gold mining operations and various exploration projects. In September 2003, Harmony completed its merger with ARMgold.
During fiscal 2003, Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle. At end of fiscal 2003, Harmony's interest in Abelle was 87% of the shares and 65% of the options. In fiscal 2004, Harmony made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities for a total price of approximately A$121 million. At June 30, 2004 Abelle was a wholly-owned subsidiary of Harmony.
In fiscal 2004 Harmony participated in a range of transactions which were effected to restructure ARM, Harmony's largest shareholder. This reorganization involved Harmony, ARM and ARMI. In the reorganization Harmony (through Kalgold) sold the Kalplats platinum discovery with associated mineral rights in consideration for shares of ARM. As a result, Harmony's interest in ARM has been diluted from 34.5% to 19.0%. In addition, in May 2004, Harmony issued 28,630,526 ordinary shares to ARM in exchange for Avgold shares to acquire a 42.2% holding in Avgold, formerly a subsidiary of ARM. A further 31,888,830 ordinary shares were issued to ARM on May 17, 2004 and May 21, 2004 to acquire the shareholding of the Avgold minorities (the "Avgold Exchange") and Avgold is now a wholly-owned subsidiary of Harmony.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of our financial statements requires management to make estimates and assumptions that affect the reported results of our operations. Actual results may differ from those estimates. Harmony has identified the most critical accounting policies upon which its financial status depends. Some of Harmony's accounting policies require the application of significant judgment and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on Harmony's historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.
Harmony's significant accounting policies are described in more detail in note 2 to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included reporting Item 18 - "Financial Statements." Harmony's management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Harmony's management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact Harmony's financial results and future financial performance.
Amortization of mining assets
Amortization charges are calculated using the units of production method and are based on Harmony's current gold production as a percentage of total expected gold production over the lives of Harmony's mines. The lives of the mines are estimated by Harmony's geology department using interpretations of mineral reserves, as determined in accordance with the SEC's Industry Guide Number 7. The estimate of the total expected future lives of Harmony's mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Harmony's mineral reserves, such as the gold price, foreign currency exchange rates, working costs and working rates (continuous operations mining). We regularly review the lives of the mines and economic capacity of those assets with reference to any events or circumstances that may indicate an adjustment is needed. Given the significance of mining assets to our financial statements, any changes to the life of mine could have a material impact on the annual amortization charge and materially impact on our results of operations and financial conditions. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates."
Useful life of intangible assets
In assessing the recoverability of goodwill we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the goodwill. If these estimates or their fair value assessments change in the future, we may need to record impairment charges on goodwill not previously recorded. Goodwill associated with the excess purchase price over the fair value of assets acquired is currently not amortised and is assessed annually for impairment.
Business combination
Harmony accounts for its business acquisitions under the purchase method of accounting. The total value of consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by us using internal or external valuations. We use a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, valuations on recent transactions or a combination thereof and others and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability. In addition, we believe that we use the most appropriate valuation assumptions underlying each of those valuation methods based on current information available including discounted rates, market risk rates, entity risk rates, cash flow assumptions and others. The accounting policy for valuation of business acquisitions is considered critical because judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore, the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and results of operations.
Impairment of long-lived assets
Management regularly reviews the carrying value of Harmony's long-lived mining assets to determine whether their carrying values, as recorded in the consolidated financial statements, are appropriate. These reviews, which are carried out on an annual basis and whenever events or changes in circumstances indicate that the carrying values may not be recoverable, are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices, production costs, production rates and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets. For more information regarding the circumstances under which Harmony records an impairment in the carrying value of long-lived assets, see Item 5. "Operating and Financial Review and Prospects - Impairment of Assets."
Hedging and financial derivatives
Harmony accounts for its derivative financial instruments in accordance with FAS 133. See Item 11. "Quantitative and Qualitative Disclosures About Market Risk - General." The determination of the fair value of hedging instruments and financial derivatives, when marked to market, takes into account estimates such as projected commodity prices, interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives. These estimates may differ materially from actual commodity prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in Harmony's earnings at the maturity dates of the hedging and financial derivatives.

Remediation obligations (asset retirement obligations)
Harmony's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which established a uniform methodology for accounting for estimated reclamation and abandonment cost. The statement was adopted July 1, 2002 when we recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a cumulative effect of a change in accounting principles of $14.8 million. See Note 22 to the Consolidated Financial Statements. The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.
Prior to adoption of SFAS 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs related to active mines were accrued and charged over the expected operating lives of the mines using the units of production method based on proven and probable reserves. Future remediation costs for inactive mines were accrued based on management's best estimate at the end of the period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimate were reflected in earnings in the period an estimate was revised.
Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. And such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.
For more information regarding the environmental regulations applicable to Harmony's operations, see Item 3. "Key Information - Risk Factors - Harmony's operations are subject to extensive government regulations," Item 3. "Key Information - Risk Factors - Harmony is subject to extensive environmental regulations" and Item 3. "Key Information - Regulation - Environmental Matters."
Share-based compensation
Effective July 1, 2001, Harmony adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or FAS 123, for all share option grants subsequent to that date. FAS 123 requires that Harmony determine the fair value of a share option as of the date of the grant, which is then amortized as share- based compensation expense in the income statement over the vesting period of the option grant. Harmony has determined the fair value of all its options grants subsequent to July 1, 2001, using the binomial model, which requires that Harmony make assumptions regarding the estimated term of the option, share price volatility and Harmony's expected dividend yield. While Harmony's management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement.
Deferred tax asset
We recognize a valuation allowance against its deferred tax assets when it is more likely than not that the asset will not be utilized. Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance date could be impacted. Additionally, future charges in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance date.
REVENUE
Substantially all of Harmony's revenues are derived from the sale of gold. As a result, Harmony's operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Harmony does not have control. See Item 3. "Key Information - Risk Factors - The profitability of Harmony's operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely."
As a general rule, Harmony sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives that establish a price in advance for the sale of its future gold production. In February 2001, as required by the commitment for financing of the syndicated loan facility that Harmony entered into in connection with the acquisitions of New Hampton and the Elandskraal mines, Harmony protected some of its production from downward movements in the gold price by entering into put options relating to the delivery of 1 million ounces of Harmony's 2001 and 2002 production. The put options covered 83,333 ounces per month for 12 months, commencing on March 29, 2001, at a price of Rand 64,000 per kilogram (Rand 1,990 per ounce). Harmony paid Rand 29 million to secure these put options. Harmony closed out these put options during July 2001 and received Rand 3 million. See Item 11. "Quantitative and Qualitative Disclosures About Market Risk."
A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.
In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony reduced New Hampton's hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony's Australian operations (which include New Hampton and Hill 50), after which all of these hedge positions were normal purchase and sales agreements, under which Harmony had to deliver a specified quantity of gold at a future date in exchange for an agreed-upon price. During fiscal 2003, Harmony continued to reduce the hedge book of the Australian operations by delivering into the contracts as required and by closing out certain contracts prior to their delivery date. Forward sales contracts, call options sold and put options purchased covering a total of approximately 330,000 ounces were closed out prior to their delivery dates during fiscal 2003. During fiscal 2004, Harmony further reduced the Australian hedge book by closing out contracts totalling 500,000 ounces.
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
The cost to Harmony of closing out certain Australian operations hedge positions in fiscal 2004 and 2003 and Randfontein's hedge positions in fiscal 2002 was approximately $15 million, $8.6 million and $22 million, before taxes, respectively. There was no cost to Harmony involved in closing New Hampton hedge positions in fiscal 2002. There was also no cost to Harmony involved in closing out Randfontein or New Hampton hedge positions in fiscal 2001.
In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations' planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. This measure, however, did not fully protect Harmony from sustained fluctuations in the value of the Rand relative to the U.S. dollar as it only covered a limited amount, and expired on December 31, 2002. Harmony does not expect to renew or repeat such foreign currency hedging. See Item 11. "Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Sensitivity."
Significant changes in the price of gold over a sustained period of time may lead Harmony to increase or decrease its production in the near-term.

HARMONY'S REALIZED GOLD PRICE
The average gold price in U.S. dollars received by Harmony generally declined from fiscal 1999 through the quarter ended December 31, 2001, but has generally increased since then. In fiscal 2004, the average gold price in U.S. dollars received by Harmony was $385 per ounce. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control. See Item 3. "Key Information - Risk Factors - The profitability of Harmony's operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely."
The following table sets out the average, the high and the low London Bullion Market price of gold and Harmony's average U.S. dollar sales price during the past three fiscal years:
Fiscal year ended June 30
2004 2003 2002
($/oz) Average
389 333 289
High 427 382 327
Low 343 302 265
Harmony's average sales price
1
385 330 283
1
Harmony's average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.
COSTS
Harmony's cash costs and expenses typically make up over 80% of its total costs. The remainder of Harmony's total costs consists primarily of exploration and new business costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Harmony's cash costs consist primarily of production costs. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of Harmony's production costs. Harmony reduced its overall cash costs from approximately $305 per ounce in fiscal 1998 to approximately $196 in fiscal 2002 but they increased to $253 per ounce in fiscal 2003 and to $362 per ounce in fiscal 2004, as a result of the strengthening of the Rand.
Harmony's costs are very sensitive to the Rand-U.S. dollar exchange rate. The South African Rand appreciated significantly against the U.S. dollar in fiscal 2004. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." Appreciation of the Rand against the U.S. dollar increases working costs at Harmony's South African operations when those costs are translated into U.S. dollars. See Item 3. "Key Information - Risk Factors - Because most of Harmony's production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony's financial condition could be materially harmed by an appreciation in the value of the Rand."
Harmony's total cash costs also reflect movement in deferred stripping ratios for open pit mines. Harmony defers the cost of stripping when the actual stripping ratio exceeds the expected average stripping ratio over the life of mine. The actual stripping ratio is calculated as the ratio of overburden tons (tons that need to be removed to access ore) to tons of ore mined for the period. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is equal to or less than the expected average stripping ratio over the life of the mine. Expected average stripping ratios over the lives of mines are recalculated annually in light of additional knowledge and changes in estimates, including changes to the expected lives of mines. Each ratio is calculated as the ratio of (i) the total overburden tons deferred at the calculation date and future anticipated overburden tons to (ii) the anticipated future ore to be mined. Changes in Harmony's ore reserve statement and mine plan, which will include changes in future ore and overburden tons, will result in changes to the expected average stripping ratio over the life of the mine, which will impact the amounts deferred or charged. See Item 3. "Key Information - Risk Factors - Harmony's gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates." If the expected average stripping ratio over the life of a mine is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount will be charged. The opposite is true when the expected average stripping ratio over the life of a mine is revised downwards. These changes would impact on earnings accordingly.

Harmony intends that its deferred stripping calculation should achieve a match between the cost of mining overburden tons to the tons of ore expected to be accessed by removing overburden, by applying the expected average stripping ratio over the life of a mine. Consequently, any changes made to the deferred stripping ratio will have an impact on total cash costs.
While recognizing the importance of reducing cash costs, Harmony's chief focus is on controlling and, where possible, reducing total costs, including overhead costs. Harmony aims to control total unit costs per ounce produced by maintaining its low total cost structure at its existing operations and implementing this low-cost structure at the new mining operations it acquires. Harmony has been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. See Item 4. "Information on the Company - Business - Strategy." Harmony has reduced its costs by flattening the management structure at its operating units by removing excess layers of management. Harmony's ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control. The acquisition of higher grade reserves and the effect of the implementation of the ore reserve management system have increased the underground recovery grade from Harmony's South African operations (excluding the Free Gold Company) from 0.123 ounces per ton in fiscal 1998 to 0.153 ounces per ton in fiscal 2004.
EXCHANGE RATES
Harmony's revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate. Currently, the majority of Harmony's earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in U.S. dollars, however, most of Harmony's revenues are received in U.S. dollars. The average gold price received by Harmony during fiscal 2004 increased $55 per ounce to $385 per ounce from $330 per ounce during fiscal 2003, but due to the strength of the Rand, Harmony's overall cash costs increased at a higher rate than the level of increase in the gold price received.
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
The exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The South African Rand depreciated significantly against the U.S. dollar in calendar 2001 and during the first quarter of calendar 2002. The Rand subsequently appreciated significantly against the U.S. dollar during the period from April 1, 2002 through July 31, 2004. The conversion rate for balance sheet items as at June 30, 2004 is Rand 6.23 per US$1.00, except for specific items included within shareholders' equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 7.51 per US$1.00 for balance sheet items as at June 30, 2003, reflecting an appreciation of 17% of the Rand against the U.S. dollar when compared with June 30, 2003. Income statement items were converted at the average exchange rate for the fiscal 2004 (Rand 6.89 per US$1.00), reflecting an appreciation of 25% of the Rand against the U.S. dollar when compared with fiscal 2003. This appreciation of the Rand against the U.S. dollar caused a significant increase in Harmony's working costs translated into U.S. dollars, which served to decrease operating margins and net income reflected in Harmony's consolidated income statement for fiscal 2004. Depreciation of the Rand against the U.S. dollar would cause a decrease in Harmony's costs in U.S. dollar terms. See Item 3. "Key Information - Risk Factors - Because most of Harmony's production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony's financial condition could be materially harmed by an appreciation in the value of the Rand."
INFLATION
Harmony's operations have not been materially impacted by inflation in recent years, although it did have an impact on Harmony's supply contracts. Because Harmony's costs are primarily in Rand and Harmony generally sells its gold in U.S. dollars, movements in the Rand - U.S. dollar exchange rate may influence the impact of inflation on

Harmony's profits. To the extent the Rand depreciates against the U.S. dollar, this depreciation may offset the impact of inflation, in fact, this was not the case in fiscal 2004 where the Rand appreciated against the U.S. dollar significantly.
SOUTH AFRICAN SOCIO-ECONOMIC ENVIRONMENT
Harmony is a South African company and the majority of its operations are in South Africa. As a result, Harmony is subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3. "Key Information - Risk Factors - socio-economic instability in South Africa or regionally may have an adverse effect on Harmony's operations and profits."
South African companies are subject to significant exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to significant restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. As a result, Harmony has historically financed its offshore acquisitions with offshore long-term debt. See Item 10. "Additional Information - Exchange Controls."
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
RESULTS OF OPERATIONS
Years ended June 30, 2004 and 2003
Revenues
Revenue increased $500.2 million, or 63.9%, from $782.9 million in fiscal 2003 to $1,283.1 billion in fiscal 2004. This increase was attributable primarily to the higher average sales price of gold received by Harmony, $385 per ounce in fiscal 2004 compared to $330 per ounce in fiscal 2003, and the inclusion of Free Gold and ARMgold for nine months, representing $392.1 million of the increase and Avgold for two months representing $19.9 million of the increase.
Harmony's gold sales increased 859,071 ounces, or 36% from 2,366,116 ounces in fiscal 2003 to 3,225,187 ounces in fiscal 2004. This increase in sales was primarily due to the inclusion of sales from the Free Gold Company and ARMgold for nine months (755,800 ounces and 215,015 ounces, respectively), as well as the inclusion of sales from Avgold's Target operations for two months (53,434 ounces). This increase was partially offset by decreased sales at the Australian operations (171,342 ounces) due primarily to the closure of operations at Big Bell, as well as the lower recovery grade at Mt. Magnet and lower tonnage at South Kalgoorlie, and decreased sales at Randfontein (78,834 ounces), due to the lower recovery grade, and decreased sales at Elandskraal operations (30,746 ounces), due primarily to the problems experienced with the orepass, resulting in the dilution of the recovery grade. See Item 4. "Information on the Company - Business - Harmony's Mining Operations - Australian Operations", "Business - Harmony's Mining Operations - Randfontein Operations" and "Business - Harmony's Mining Operations - Elandskraal Operations."
Interest and dividend income increased by $6.3 million, or 28.3%, from $22.3 million in fiscal 2003 to $28.6 million in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar as well as the inclusion of interest received by Free Gold, which was previously equity accounted for. Other income increased by $35.3 million, from a negative $21.1 million in fiscal 2003 to a positive $14.2 million in fiscal 2004. The increase was primarily due to profit on sale of property, plant and equipment during fiscal 2004.

Costs
The following table sets out Harmony's total ounces sold and weighted average cash costs per ounce for fiscal 2004 and fiscal 2003:
Percentage
Year ended
Year ended
increase in
June 30, 2004
1
June 30, 2003
2
cash costs
(oz) ($/oz) (oz) ($/oz)
Elandskraal 324,009 435 366,599 274 59
Randfontein 413,038 352 491,890 212 66
Free State 681,152 385 563,199 271 42
Evander 361,694 361 360,184 242 49
Free Gold 755,801 344 - - -
ARMgold 215,015 363 - - -
Avgold 53,434 215 - - -
Kalgold 82,756 345 74,590 222 55
Australian operations 338,288 327 509,654 263 24
Total 3,225,187 2,366,116
Weighted average 362 253 43
1
Includes nine months of production from Free Gold and ARMgold and two months from production from Avgold's Target operations.
2
Includes two months of production from Abelle.
During fiscal 2003, sales from the Free Gold operations amounted to 1,155,428 ounces of gold at an average cost of $202 per ounce compared with 1,143,243 ounces at an average cost of $175 per ounce in fiscal 2002. Because Harmony equity accounted for its 50% interest in the Free Gold Company before it became a wholly-owned subsidiary after the merger with ARMgold, the Free Gold Company's sales are not included in Harmony's sales figures for fiscal 2003 in this annual report and the average cash cost of the Free Gold Company's sales is not used in calculating Harmony's overall average cash costs for fiscal 2003 in this annual report.
Harmony's weighted average cash costs increased by $109 per ounce, or 43.1% from $253 per ounce in fiscal 2003 to $362 per ounce in fiscal 2004. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of Harmony's working costs are incurred in Rand. The increase in cash costs expressed in U.S. dollars per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." Cash costs per ounce in U.S. dollars were also negatively impacted by lower tonnage at Randfontein, Evander and Elandskraal operations. If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2004 by 7.6%, due primarily to lower production at Randfontein, Evander and Elandskraal operations, the introduction of CONOPS at the majority of the operations and increases in the costs of labor and supplies at Harmony's South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony's cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony's total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine. See Item 5. "Operating and Financial Review and Prospects - Costs."
Harmony has calculated cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in November 1999. Cash costs, as defined in the Gold Institute industry standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the Australian operations, the Australian dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides (1) an indication of a company's profitability and efficiency, (2) the trends in costs as the company's operations mature, (3) a measure of a company's gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
The following is a reconciliation of total cash costs to the nearest comparable GAAP measure, production cost:
2004
2003
2002
$'000
$'000
$'000
Cash costs 1,176,602 602,540 468,912
Less: Deferred stripping
(4,119) (1,397) (486)
Production costs 1,172,483 601,143 469,398
Depreciation and amortization
Depreciation and amortization charges increased $43.1 million, or 70.8%, from $60.9 million in fiscal 2003 to $104,0 million in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which increased the depreciation charges for the South African operations, as well as the inclusion of Free Gold and ARMgold for nine months, representing $49.7 million of the increase, and the inclusion of Avgold for two months, representing $5.1 million of the increase. This increase was partially offset by a decrease of $8.7 million in the charge for Australia for fiscal 2004.
Impairment of assets
Impairment charges decreased from $117.6 million in fiscal 2003 to $3.1 million in fiscal 2004. The impairment for fiscal 2004 was attributable to the depletion of open pit reserves through mining activities in the current year at the South Kalgoorlie operation in Australia. Despite continued exploration around the South Kalgoorlie area in the year, the mine reserves from the open pits were not replaced, which negatively impacted on ore reserves declared at the end of the fiscal year.
In fiscal 2003, Harmony reduced its ore reserves estimates at its Australian operations from 2.3 million ounces to 1.5 million ounces. This resulted in revised mine plans being designed for the Australian operations which did not support the carrying value of the Australian operations assets and accordingly an impairment charge of $117.6 million was recognized.
Employment termination costs
Employment termination costs increased $26.6 million, or 522%, from $5.1 million in fiscal 2003 to $31.7 million in fiscal 2004. This increase is due to the continued process of restructuring for profitability at the Free State, Randfontein, Elandskraal, Evander, Free Gold and ARMgold operations, which has resulted in excess labor that could not be accommodated at other shafts, even with the implementation of CONOPS. On April 2, 2004, the Harmony announced that it had commenced with a restructuring process as a result of the recent weakening of the gold price in Rand per kilogram terms. Some of the older shafts, which had come to the end of their economic lives, were jointly evaluated by Harmony and organized labor and a process to down-scale production at the shafts was initiated. A provision was raised to cover the estimated cost of restructuring at June 30, 2004.

Provision/(reversal of provision) for rehabilitation costs
As from July 1, 2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. Under this method the rehabilitation charge for fiscal 2004 was a positive $10.4 million compared to a positive $0.4 million in fiscal 2003. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date.
Corporate expenditure, exploration expenditure and marketing and new business expenditure
Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $15.7 million, or 59%, from $26.8 million in fiscal 2003 to $42.5 million in fiscal 2004. This increase was due primarily to increased corporate expenditures following Harmony's acquisition of Abelle's minorities, the merger with ARMgold, the range of transactions with ARMI and ARM for the acquisition of Avgold, costs related to investigating and pursuing new business opportunities and increased expenditures to investigate and develop opportunities to produce value-added products, such as jewelry and other products made of fabricated gold. In fiscal 2004, Harmony also increased exploration expenditure in connection with the Papua New Guinea feasibility study by $6.5 million and its exploration in Peru by approximately $0.8 million compared to fiscal 2003. These increases were partially offset by the decrease of $0.1 million in exploration expenditure at the Kalplats operations. See Item 4. "Information on the Company - Business - Exploration."
Loss/(gain) on financial instruments
The loss on financial instruments in fiscal 2004 was $32.4 million, as compared with a gain of $43.2 million in fiscal 2003. The loss in fiscal 2004 relate to the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of New Hampton, Hill 50 and Avgold. The gain in fiscal 2003 related primarily to the change in the mark-to-market of derivative instruments held by Hill 50 following its acquisition in April 2002.
Profit on sale of other assets and listed investments
Harmony recorded a profit of $4.9 million on the sale of other assets and listed investments in fiscal 2004, as compared with a gain of $59.2 million on the sale of other assets and listed investments in fiscal 2003. The profit in fiscal 2004 arose as a result of the disposal of its investments in High River for $3.1 million, Midas Resources for $0.01 million and Legend Mining for $1.7 million. The profit in fiscal 2003 arose on disposal of Harmony's Placer Dome investment in fiscal 2003. The profit was determined by reference to the difference between the proceeds and the cost of the initial investment in Goldfields Australia. Harmony acquired its shares in Place Dome following Aurion Gold being acquired by Place Dome. Harmony had acquired its shares in AurionGold following the merger of Goldfields Australia and Delta Gold, with the merged entity being renamed AurionGold.
Profit on sale and loss on dilution of investment in associates
Profit on sale of investments increased from $0 in fiscal 2003 to $77.6 million in fiscal 2004. This increase is attributable to the disposal of Harmony's investment in Highland Gold Limited ("Highland Gold") on October 14, 2003 for $119.7 million. The investment was acquired at a cost of $38.8 million and Harmony equity accounted for the earnings from Highland Gold, resulting in a profit of $77.6 million.
Loss of dilution of investments increased from $0 in fiscal 2003 to $12.5 million in fiscal 2004. This increase is attributable to the dilution of Harmony's investment in ARM. Harmony and ARMgold purchased the investment in ARM through a joint venture, Clidet 454 (Proprietary) Limited ("Clidet") for $230 million. Since acquisition Harmony has equity accounted for the earnings of ARM. The carrying value of the investment was $260.9 million at April 30, 2004 before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony's interest in ARM was diluted from 34.5% to 19.0%, resulting in a loss of $12.5 million on the dilution.
Profit on sale of subsidiary
Profit on sale of subsidiary increased from $0 in fiscal 2003 to $0.1 million in fiscal 2004. This increase is attributable to the profit on the disposal of Harmony's investment in Harmony Gold (Canada) Incorporated ("Bissett") for C$7.6 million ($5.6 million). Harmony disposed of the entire share capital of Bissett in exchange for 5 million ordinary shares in San Gold, 5,714,285 ordinary shares in Gold City and the balance of $2.6 million in cash. The net asset value of Bisset was $5.5 million, resulting in a profit of $0.1 million.

Share-based compensation
Harmony adopted FAS 123 on July 1, 2002. FAS 123 requires that all share options granted subsequent to that date be fair valued, and that the fair value be recognized as share-based compensation expense over the options vesting period.
Share-based compensation expenses increased by $5.3 million, or 294.4%, from $1.8 million in fiscal 2003 to $7.1 million in fiscal 2004. The charge in the fiscal 2004 relates to the amortization of the fair value of 2003 and 2001 option grants for the Company and its subsidiary Abelle. The fiscal 2003 expense comprised of $4 million related to the amortization of the fair value of the 2002 and 2003 option grants of the Company and its subsidiary Abelle and a credit of $2.2 million for options granted in fiscal 2001. The options granted in fiscal 2001 were subject to variable accounting until the earlier of the date of their exercise, or March 27, 2003, since their exercise price was not known at the date of grant as they were exercisable with a recourse note. On March 27, 2003, Harmony cancelled the ability for employees to exercise options with a recourse note, and variable accounting for the 2001 options outstanding at that date ceased, as their exercise price is now known.
Equity income of joint venture
Equity income of joint venture decreased by $44.9 million, or 85%, from $52.8 million in fiscal 2003 to $7.9 million in fiscal 2004. The decrease arose due to Free Gold and Clidet becoming wholly-owned subsidiaries as of September 22, 2003 after the merger of Harmony and ARMgold. Therefore, the equity income of joint ventures is for three months of fiscal 2004.
Equity profit/(loss) of associate companies
Equity profit/(loss) of associate companies was increased from a loss of $1.2 million in fiscal 2003 to a profit of $2.0 million in fiscal 2004. The profit in fiscal 2004 is primarily attributable to Harmony's proportionate share of profits in Highland Gold ($1.2 million) and ARM ($6.0 million) and costs in Avgold ($1.6 million) and Bendigo ($3.6 million). The costs in Bendigo relates to exploration expenditure. The loss in fiscal 2003 reflected Harmony's proportionate share of Highland Gold's profits of $4 million for fiscal 2003 and its proportionate share of costs incurred by Bendigo of $5.2 million. The costs were incurred to develop the infrastructure required to access ore below the town of Bendigo.
Impairment of investment in associate
The impairment of investment in associate increased from $0 to $2.0 million. This charge is due to a decrease in the carrying value of Bendigo. At the time of its investment in Bendigo during fiscal 2002, Bendigo's shares were trading at A$2.90 per share on the Australian stock exchange. During fiscal 2004, the share price decreased to A$0.88 per share, which is below the carrying value of the investment in Harmony's records, resulting in an impairment of $2.0 to reflect the current value of the investment of $19.9 million.
Interest paid
Harmony paid $56.9 million in interest during fiscal 2004 compared to $27.4 million during fiscal 2003. This increase was due to the interest on the Rand denominated Nedbank loan used to finance the acquisition of the 17.25% interest in Avmin acquired during May 2003 being included for a full year and the inclusion of interest on the BOE Bank loan used to partially fund the acquisition of the Free Gold assets by ARMgold. This increase was partially offset by the decrease in interest paid to BOE Bank on the loan used to partially fund the acquisition of the Free Gold assets by Harmony as a result of the loan being settled early.
Provision for former employees post-retirement benefits
Harmony provides for amounts due under its former employees post-retirement benefits. In fiscal 2004, Harmony provided $Nil million for these benefits compared with $0.5 million in fiscal 2003, based on updated actuarial valuations.
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
The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In each of 2004 and 2003, the tax rates for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. In 1993, Harmony elected to pay the STC tax. All of Harmony's South African subsidiaries, however, elected the STC exemption. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.
Income and mining tax
2004
2003
Effective tax rate expense 56% 25.9%
The effective tax rate for fiscal 2004 was greater than the statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The most significant reason for the increase in the effective tax rate in fiscal 2004 was related to the reduction in profitability and estimated life of mines which resulted in lower assumed future tax rates, thus resulting in a reversal of deferred tax into current tax expense.
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
With effect from July 1, 2001, the Australian legislature introduced a Uniform Capital Allowance, which allows tax deductions for depreciation attributable to assets and certain other capital expenditures. In addition, under current Australian tax law, certain grouping concessions are available to companies in the same ultimate control group. These concessions include the ability to group losses and obtain capital gains tax roll-over relief from the transfer of assets among two or more entities if the entities are engaged in the same business or if the entities are wholly- owned by the same entity. Harmony's subsidiaries in Australia accordingly qualify to transfer losses from one entity to another in the event that a loss is made in one entity and a profit is generated in another.
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
The effective tax rate for fiscal 2003 was lower than the estimated statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The lower effective tax rate is primarily due to the exclusion of the equity income of the Free Gold Company which decreases the Company's effective tax rate expense and the five percent of total mining revenue excluded from the Company's taxable income.
The increase in the effective tax rate expense of 30.1% to 56% in fiscal 2004 from 25.9% fiscal 2003, was as a result of capital losses on which no deferred tax was provided for, resulting in the inflated tax rate.

Minority interests
Minority interests were a positive $1.3 million in fiscal 2004, as compared with a negative $0.5 million in fiscal 2003. The minority interest in fiscal 2004 reflects the 13% minority shareholders' interest in the results of Abelle up to the date that Abelle became a wholly-owned subsidiary, as well as the 46.5% outside shareholders' interest in the results of Avgold from May 3, 2004 until May 24, 2004, when Avgold became a wholly-owned subsidiary. The minority interest in fiscal 2003 reflected the 13% minority shareholders interests in the results of Abelle following the acquisition by Harmony of 87% interest in Abelle in May 2003.
(Loss)/income before cumulative effect of change in accounting principle
Loss before cumulative effect of change in accounting principle was $31.4 million in fiscal 2004, compared with the income of $71.8 million in fiscal 2003. This decrease was primarily attributable to the factors described above.
Cumulative effect of change in accounting principle (FAS 143), net of tax
With effect from July 1, 2002, the Company adopted Statement of Financial Accounting Standard 143, accounting for Asset Retirement Obligations ("FAS143"). The adoption of FAS143 resulted in Harmony recording a $14.8 million credit cumulative effect of a change in accounting principle, net of tax in fiscal 2003.
Net(Loss) Income
Net loss for the year was $31.4 million in fiscal 2004, compared with the income of $86.7 million in fiscal 2003. This decrease is attributed primarily to the appreciation of the Rand against the U.S. dollar, as well as to the factors described above.
Years ended June 30, 2003 and 2002
Revenues
Revenue increased $86.1 million, or 12.4%, from $696.8 million in fiscal 2002 to $782.9 million in fiscal 2003. This increase was attributable primarily to the higher average sales price of gold received by Harmony and the inclusion of Hill 50 for the full year.
Harmony's gold sales decreased 22,342 ounces, or 0.9% from 2,388,458 ounces in fiscal 2002 to 2,366,116 ounces in fiscal 2003. This decrease in sales was primarily due to reduced sales from Randfontein (69,748 ounces) due to the lower underground tonnages milled and achieved grades, reduced sales at Elandskraal (109,460 ounces) due to a lack of mining flexibility and problems associated with the infrastructure at the old Elandskraal mine, reduced sales at Evander ( 55,198 ounces) due to a seismic event that occurred at Evander No. 8 shaft on July 12, 2002, the highest grade shaft at Evander, which adversely impacted this operations performance resulting in lower tonnages milled and grades achieved, reduced sales at the Free State (48,745 ounces) primarily due to closures of Harmony 4 shaft and Virginia 2 shaft during fiscal 2002 and no sales at the Bissett operation during fiscal 2003, compared with fiscal 2002 when this operation sold 8,263 ounces which were obtained during the plant clean-up process on transitioning these operations to care and maintenance. This decrease was partially offset by increased sales at the Australian operations (256,661 ounces) due to the inclusion of Abelle in the results for two months and Hill 50 for the entire fiscal 2003, compared with 3 months of Hill 50 production in fiscal 2002, and increased sales at Kalgold (12,411 ounces) due to higher tonnages milled and grades achieved in fiscal 2003. See Item 4. "Information on the Company - Business - Harmony's Mining Operations - Randfontein Operations" and "Business - Harmony's Mining Operations - Free State Operations." Harmony's average sales price of gold per ounce was $330 in fiscal 2003, as compared with $283 in fiscal 2002, which was due primarily to higher market prices for gold.
Interest and dividend income increased by $9.9 million, or 79.8%, from $12.4 million in fiscal 2002 to $22.3 million in fiscal 2003. In fiscal 2003, Harmony earned interest on higher cash balances as a result of increased cash flow. Other income decreased by $30.3 million, from a positive $9.2 million in fiscal 2002 to a negative $21.1 million in fiscal 2003.
The decrease was primarily due to foreign exchange losses incurred on US Dollar denominated cash balances.

Costs
The following table sets out Harmony's total ounces sold and weighted average cash costs per ounce for fiscal 2003 and fiscal 2002:
Percentage
Year ended
Year ended
increase in
June 30, 2003
1
June 30, 2002
2
cash costs
(oz) ($/oz) (oz) ($/oz)
Elandskraal 366,599 274 476,059 196 40
Randfontein 491,890 212 561,638 177 20
Free State 563,199 271 611,944 216 26
Evander 360,184 242 415,382 171 42
Bissett
3
- 8,263 109 -
Kalgold 74,590 222 62,179 205 8
Australian operations 509,654 263 252,993 235 12
Total 2,366,116 2,388,458
Weighted average 253 196 29
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
Harmony's weighted average cash costs increased by $57 per ounce, or 29.1% from $196 in fiscal 2002 to $253 per ounce in fiscal 2003. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of Harmony's working costs are incurred in Rand. The increase in cash costs expressed in U.S. dollars per ounce in fiscal 2003 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." Cash costs per ounce in U.S. dollars were also negatively impacted by lower tonnage at Randfontein, Evander and Elandskraal operations. If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2003 by 13.2%, due primarily to lower production at Randfontein, Free State, Evander and Elandskraal operations, the reduction of relatively lower-cost surface operations at Randfontein and increases in the costs of labor and supplies at Harmony's South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony's cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony's total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine. See Item 5. "Operating and Financial Review and Prospects - Costs."

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
The following is a reconciliation of total cash costs to the nearest comparable GAAP measure, production cost:
2003
2002
2001
$'000
$'000
$'000
Cash costs 599,746 468,912 502,210
Less: Deferred stripping
1,397 (486) (2,697)
Production costs 598,349 469,398 504,907
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
Provision/(reversal of provision) for rehabilitation costs
As from July 1, 2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. Under this method the rehabilitation charge for fiscal 2003 was a positive $0.4 million compared to a negative $15.2 million in fiscal 2002, which was under the old standard. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Previously, Harmony provided for its obligations over the life of mine for each operation using principally the units- of-production method based on estimated proven and probable reserves above infrastructure.
Corporate expenditure, exploration expenditure and marketing and new business expenditure
Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $3.3. million, or 14%, from $23.5 million in fiscal 2002 to $26.8 million in fiscal 2003. This increase was due primarily to increased corporate expenditures following Harmony's acquisition of Abelle, the merger with ARMgold, costs related to investigating and pursuing new business opportunities and increased expenditures to investigate and develop opportunities to produce value-added products, such as jewelry and other products made of fabricated gold. In fiscal 2003, Harmony also increased exploration expenditure in connection with the Kalplats feasibility study by $1.9 million and its exploration in Peru by approximately $1.5 million compared to fiscal 2002. See Item 4. "Information on the Company - Business - Exploration."
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
Share-based compensation
Harmony adopted FAS 123 on July 1, 2002. FAS 123 requires that all share options granted subsequent to that date be fair valued, and that the fair value be recognized as share-based compensation expense over the options vesting period.
Share-based compensation expenses decreased by $7.6 million, or 80.9%, from $9.4 million in fiscal 2002 to $1.8 million in fiscal 2003. The fiscal 2003 expense comprised of $4 million related to the amortization of the fair value of the 2002 and 2003 option grants of the Company and its subsidiary Abelle and a credit of $2.2 million for options granted in fiscal 2001. The options granted in fiscal 2001 were subject to variable accounting until the earlier of the date of their exercise, or March 27, 2003, since their exercise price was not known at the date of grant as they were exercisable with a recourse note. On March 27, 2003, Harmony cancelled the ability for employees to exercise options with a recourse note, and variable accounting for the 2001 options outstanding at that date ceased, as their exercise price is now known.
The fiscal 2002 expenses comprised of $2.0 million related to the amortization of the fair value of the 2002 option grants and $7.4 million for options granted in fiscal 2001.
Equity loss of joint venture
Equity income of joint venture increased by $39.5 million, or 300%, from $13.2 million in fiscal 2002 to $52.8 million in fiscal 2003. The increase arose due to the inclusion for a full year in fiscal 2003 of Harmony's interest in the Free Gold Company's results, as compared with two months from May 1, 2002 for fiscal 2003 and the inclusion of Harmony's 17.25% share of ARM's results held through the Clidet joint venture, which was acquired in May 2003.
Equity loss of associate companies
Equity loss of associate companies was $1.2 million in fiscal 2003 and reflected Harmony's proportionate share of Highland Gold's profits of $4 million for fiscal 2003 and its proportionate share of costs incurred by Bendigo of $5.2 million. The costs were incurred to develop the infrastructure required to access ore below the town of Bendigo. Equity loss of associate companies was $0.5 million in fiscal 2002. The loss of associate companies reflected Harmony's proportionate share of the costs of $1.42 million that Bendigo incurred to develop infrastructure required to access ore below the town of Bendigo. The equity loss associated with these development costs was offset by profit of $0.94 million recorded by Hill 50 in the month of March 2002, during which Harmony equity accounted for Hill 50.

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
Interest paid
Harmony paid $27.4 million in interest during fiscal 2003 compared to $19.1 million during fiscal 2002. This increase was due to the increased value of the loans outstanding following the draw down of $117.6 million on the Rand denominated Nedbank loan to finance the acquisition of the 17.25% interest in ARM acquired during May 2003, whilst the appreciation of the Rand during the period resulted in higher interest expense on Harmony's Rand- denominated senior unsecured fixed rate bonds due June 14, 2006 and the BoE Bank Limited loan in U.S. dollars when compared with fiscal 2002.
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
Effective tax rate
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

Income and mining tax
2003
2002
Effective tax rate expense 25.9% 13.9%
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
The increase in the effective tax rate expense of 12% to 25.9% in fiscal 2003 from 13.9% fiscal 2002, was due to the revision of Harmony and its subsidiaries estimated expected future mining tax rate which resulted in an increased deferred tax liability and the release of the valuation allowance against deferred tax assets at Kalgold, which in the light of the higher prevailing gold prices and the resulting increased in profitability, were deemed more likely than not to be recovered.
Minority interests
Minority interests were $0.5 million in fiscal 2003, as compared with $1.6 million in fiscal 2002. The minority interest in fiscal 2003 reflected the 13% minority shareholders interests in the results of Abelle following the acquisition by Harmony of 87% interest in Abelle in May 2003. The minority interests in fiscal 2002 reflected the 10% participation interest in the Elandskraal Venture that Open Solutions acquired with effect from April 31, 2001. See Item 4. "Information on the Company - Business - Harmony's Mining Operations - Elandskraal Operations."
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
Net income
Net income for the year was $86.7 in fiscal 2003, compared with net income of $87.7 million in fiscal 2002. This slight decrease was attributable to the appreciation of the Rand against the dollar, as well as the factors described above.
RECENT ACCOUNTING PRONOUNCEMENTS
In January 2003, the Financial Accounting Standards Board ("FASB") issued interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties, or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obliged to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests is the entity. Expected losses are the expected negative variability of an entity's net assets exclusive of its variable interest, and expected residual returns are the expected positive variability in the fair value of an entity's assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.
In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. Harmony adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. Harmony fully adopted FIN 46-R effective June 30, 2004. Harmony completed its evaluation of FIN 46-R and has determined that it is the primary beneficiary of two variable interest entities relating to the African Vanguard Resources (Proprietary) Limited transaction. See Note 4 to our consolidated financial statements.
The Emerging Issues Task Force ("EITF") formed a committee to evaluate certain mining industry accounting issues, including issues arising from the application of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and other Intangible Assets" ("SFAS No. 142") to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus, subject to ratification by the FASB that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to the ratification by the FASB, on other mining related issues involving impairment and business combinations.
On March 31, 2004, the FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. This did not have an impact on the Company's financial statements since it did not change the Company's accounting. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard.
On April 30, 2004, the FASB issued an FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. As a result, Harmony has reclassified all of its mineral interests from Mineral interests and other intangible assets to Property, plant and equipment, not in its balance sheets and ceased amortization on exploration stage mineral interests on July 31, 2003. See note 2(m)(iv) to our consolidated financial statements.
The committee of the EITF is continuing its evaluation of mining industry accounting issues, which may have an impact on Harmony in the future.
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
Cash Resources
Operations
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand- U.S. dollar exchange rate, cash costs per ounce and, in the case of the Australian operations, the Australian dollar- U.S. dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash utilized by operations was $90.9 million in fiscal 2004, as compared with cash generated of $152.6 million in fiscal 2003. This decrease is attributable primarily to higher costs due to the appreciation of the Rand against the U.S. dollar (which increased costs when translated into U.S. dollars), which more than offset increased gold sales from higher U.S. dollar denominated gold price. See Item 5. "Operating and Financial Review and Prospects - Exchange Rate".

Net cash provided by operations was $155.4 million in fiscal 2003, as compared with $161.9 million in fiscal 2002. This decrease was primarily attributable to higher costs due to the appreciation of the Rand against the U.S. dollar (which increased costs when translated into U.S. dollars), which more than offset increased gold sales from higher U.S. dollar denominated gold price. See Item 5. "Operating and Financial Review and Prospects - Exchange Rates." The decrease in cash provided by operations was also impacted by the $34.9 million increase in taxes paid and the $7.7 million increase in interest expense and a $23.9 million increase in working capital charges (which reflects changes in receivables, inventories and accounts payable).
Investing
Net cash generated by investing activities was $58.7 million in fiscal 2004, as compared with $230 million utilized in fiscal 2003. This change was due to the costs of acquiring subsidiaries, joint ventures, associates and other investments being $85.6 million in fiscal 2004, as opposed to $243.0 million in fiscal 2003, resulting in a decrease of $157.4 million. Also, the cash held by subsidiaries increased by $90.1 million, from $10.8 million on fiscal 2003 to $100.9 million in fiscal 2004. Proceeds on disposal of listed investments increased from $89.6 million in fiscal 2003 to $146.4 million in fiscal 2004, being a difference of $56.8 million, as well as an increase of $25.9 million for the disposal of mining assets also impacted on the cash generated. These increases were partially offset by an increase in capital expenditure of $13.1 million.
Net cash utilized in investing activities was $230.0 million in fiscal 2003, as compared with $312.8 million in fiscal 2002. This change was due to the costs of acquiring subsidiaries, joint ventures, associates and other investments in fiscal 2003 being $230.6 million versus $289.5 million in fiscal 2002, the increase of $73.5 million received as proceeds on the disposal of listed investments and an increase in capital expenditure of $42.9 million due principally to the development of new capital projects.
Financing
Net cash utilized by financing activities was $4.4 million in fiscal 2004, as compared to $155.1 million generated in fiscal 2003. This change was due primarily to a decrease of $59.7 million in the net long-term borrowing raised. Also, the lower number of ordinary shares issued in fiscal 2004 and the resulting proceeds decreasing from $151.3 in fiscal 2003 to $7.7 million in fiscal 2004 had an impact. This was partially offset by the decrease in dividends paid of $43.7 million.
Net cash generated by/in financing activities was $155.1 million in fiscal 2003, as compared with net cash generated by financing activities of $166.5 million in fiscal 2002. This decrease was due primarily to the lower number of ordinary shares issued in fiscal 2003 and the resulting proceeds decreasing from $159.6 million in fiscal 2003 to $151.3 million in fiscal 2003, the increase in the amount of net long-term financing from $29.5 million in fiscal 2002 to $102.5 million in fiscal 2003 and the increase in dividends paid from $22.6 million in fiscal 2002 to $98.6 million in fiscal 2003.
Outstanding Credit Facilities and Other Borrowings
On March 2, 2001, Harmony entered into a U.S. dollar denominated term loan facility of $9 million, all of which has been drawn down, with BAE Systems plc for the purpose of financing the design, development and construction of a facility for the manufacture and sale of value added gold products at the Free State operations. The loan is secured by a pledge of certain gold proceeds and other assets from this facility (and limits Harmony's ability to use the facility as security for other obligations) and is repayable in full on April 2, 2005. The loan bears interest at LIBOR plus 2%, which is accrued daily from the drawdown date and is repayable on a quarterly basis.
On June 16, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1,200 million ($149.3 million at an exchange rate of R8.04 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006, subject to early redemption at Harmony's option. The bonds have been listed on the Bond Exchange of South Africa. Harmony used the proceeds from the sale of the bonds to retire a portion of a syndicated loan facility and to partially fund the Elandskraal acquisition. So long as the bonds are outstanding, Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally with such indebtedness, except for certain specified permitted encumbrances.

On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR's purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be capitalized and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalized during the year ended June 30, 2004 amounted to $1.7 million.
On May 21, 2004 Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of Rand 1,700 million. Interest at a rate of 4.875% per annum is payable semi-annually in arrear on May 21 and November 21, of each year, commencing November 21, 2004. The bonds are convertible at the option of the Bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009 unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value Rand 0.50 per share. The bonds are listed on the London Stock Exchange for Bonds. Harmony issued the bonds to raise funds in order to refinance its domestic Rand debt. The terms and conditions of the bonds prohibit Harmony and its Material Subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the Bondholders or without obtaining the prior approval of the Bondholders. Including in the amortization charge as per the income statement is R1 million (2003: R0 million) for amortization of the bond issue costs.
Recently Retired Credit Facilities and Other Borrowings
On April 18, 2002, Harmony entered into a Rand-denominated term loan facility of Rand 500 million ($76.7 million), all of which has been drawn down, with BoE Bank Limited for the purpose of partially funding (i) Harmony's acquisition of shares in the Free Gold Company and (ii) loans made by Harmony to the Free Gold Company in connection with the acquisition of the Free Gold assets. This facility was secured by a pledge of Harmony's shares in the Free Gold Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan was repayable in full on April 23, 2006, and eight equal semi-annual installments are due beginning October 23, 2002. The loan bore interest at a rate equal to JIBAR plus 1.5% plus specified costs, which is accrued daily from the drawdown date and was payable quarterly in arrears commencing July 23, 2002. Pursuant to the terms of this facility, Harmony was required to maintain specified ratios of earnings to debt service and borrowings, as well as a specified level of consolidated tangible net worth. In addition, pursuant to this facility, Harmony was subject to specified limits on its ability to (i) permit encumbrances over pledged revenues or assets, (ii) make loans or incur specified types of indebtedness, (iii) dispose of more than 25% of its assets or (iv) make distributions to its shareholders if a default or event of default under this term loan facility has occurred and is continuing. Harmony settled this loan in full on May 28, 2004.
On May 8, 2003, Harmony entered into a Rand-denominated term loan facility of Rand 850 million ($130.4 million), all of which has been drawn down, with Nedbank Limited for the purpose of funding Harmony's acquisition of 17.25% of the outstanding share capital of ARM. This facility was guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan was repayable in full on November 8, 2004. The loan bore interest at a rate equal to 3 months' JIBAR plus 1.5% plus specified costs, which was accrued daily from the drawdown date and is payable quarterly in arrears. Harmony settled this loan in full on June 30, 2004.
Sales of Equity Securities
Historically, sales of Harmony's equity securities have included subscriptions by investors in Harmony's ordinary shares. On June 20, 2001, the IDC completed subscriptions for Harmony's ordinary shares and preference shares that resulted in Simane acquiring 10,958,982 ordinary shares. Harmony received aggregate consideration for these subscriptions of approximately $39.4 million, as described in this annual report, which was used to retire a portion of the $260 million syndicated loan facility described above and for general corporate purposes. See Item 7. "Major Shareholders and Related Party Transactions." (Follow up on correctness hereof)
On June 29, 2001, Harmony completed a global offering of 27,082,500 ordinary shares and ADSs and 9,027,500 warrants to purchase 9,027,500 ordinary shares, in each case in the United States and elsewhere. The ordinary shares were offered at a price of $5.32 or R43.00 per ordinary share, or $5.32 per ADS. Investors received one warrant for every three ordinary shares (or ADSs) they purchased. The net proceeds of the offering to Harmony were approximately $137.6 million, after deducting underwriting discounts, commissions and offering expenses. Harmony used these net proceeds to retire much of the syndicated loan facility entered into on March 22, 2001, to make capital expenditures and to fund working capital.

Of the 9,027,500 warrants issued, 1,014,054 warrants were converted during fiscal 2002, with some of the warrants being converted and the remaining warrants having expired during fiscal 2003. Harmony used the proceeds received from the conversion of the warrants to fund working capital.
On January 16, 2002 Harmony converted its preference shares and 10,958,904 ordinary shares were issued.
On May 6, 2002, Harmony completed an international private placement of 8,500,000 new ordinary shares for a cash price of $12.92 per share, realizing proceeds of approximately $109.9 million prior to the deduction of underwriting discounts, commissions and offering expenses. Harmony used the net proceeds of this placement to retire the ANZ loan and the $80 million syndicated loan facility with Citibank, N.A., as lead arranger.
On February 3, 2003, Harmony completed an international private placement of 8,000,000 new ordinary shares for a cash price of $15.50 per share, realizing proceeds of approximately $124.2 million prior to the deduction of underwriting discounts, commissions and offering expenses. Harmony plans to use the net proceeds of this placement to fund various growth projects.
On July 21, 2003 Harmony issued 6,960,964 ordinary shares at R92.75 in exchange for Avgold shares.
On September 22, 2003 Harmony issued 63,666,672 ordinary shares at R111.20 in exchange for ARMgold shares to acquire the entire shareholding in ARMgold.
On May 3, 2004 Harmony issued 28,630,526 ordinary shares to ARM Limited in exchange for Avgold shares to acquire a 42.2% holding in Avgold. A further 33,574,367.00 ordinary shares were issued on May 17, 2004 and May 20, 2004 to acquire the remaining shareholding of the Avgold minorities.
Contractual Obligations and Commercial Commitments
Harmony's contractual obligations and commercial commitments consist primarily of credit facilities, as described above, and guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony's Australian operations, as described in Item 4. "Information on the Company - Regulation - Environmental Matters."
Contractual Obligations on the Balance Sheet
The following table summarizes Harmony's contractual obligations as of June 30, 2004:
Payments Due by Period
Less than
12 months 12-36 Months 36-60 Months
After
July 1, 2004
July 1, 2005
July 1, 2007
60 Months
to
to
to
Subsequent
Dollars in thousands
Total June 30, 2005 June 30, 2007 June 30, 2009 June 30, 2009
Senior unsecured fixed-rate bonds
1
192,616 - 192,616 - -
BoE Bank Limited loan facility
1
47,352 23,676 23,676 - -
BAE Systems plc loan facility
1
9,000 9,000 - - -
Post retirement health care
2
1,584 222 412 428 522
Environmental obligations
3
125,917 29,603 - 6,831 89,483
Total contractual obligations
376,469 62,501 216,704 7,259 90,005
1
See Item 5. "Op.erating and Financial Review and Prospects - Liquidity and Capital Resources - Credit Facilities and Other Borrowings - Outstanding Credit Facilities and Other Borrowings."
2
This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2002.
3
Harmony makes provision for environmental rehabilitation costs and related liabilities based on management's interpretations of current environmental and regulatory requirements. See Item 5. "Operating and Financial Review and Prospects - Critical Accounting Policies."

Contractual Obligatons off the Balance Sheet
The following table summarizes Harmony's obligation with regards to operating leases:
Payment Due by Period
Less than
After
12 Months   12-36 Months   36-60 Months
60 Months
July 1, 2004
July 1, 2005
July 1, 2007
Subsequent
to
to
to
to
Total June 30, 2005     June 30, 2007   June 30, 2009    June 30, 2009
($'000)
($'000)
($'000)
($'000)
($'000)
Melrose Arch, South Africa 36 36 - - -
Perth Office, Australia 712 178 534 - -
Peru Office 32 19 13 - -
Peru flat 20 12 18 - -
800 245 555 - -
The following table sets forth our authorized capital expenditure as of June 30, 2004:
Capital Expenditure
$'000
Authorized and contracted for 12,442
Authorized but not yet contracted for 670,878
683,320
Commercial Commitments
The following table provides details regarding Harmony's commercial commitments as of June 30, 2004:
Amount of Commitments Expiring by Period
Less than
After
12 Months    12-36 Months   36-60 Months
60 Months
July 1, 2004
 July 1, 2005
 July 1, 2007
Subsequent
to
to
to
to
Total   June 30, 2005   June 30, 2007    June 30, 2009   June 30, 2009
($'000)
($'000)
($'000)
($'000)
($'000)
Guarantees
1
18,889 - - - 18,889
Capital commitments
2
12,442 12,442 - - -
Total commitments expiring by period
31,331 12,442 - - 18,889
1
Reflects guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony's Australian operations. See Item 4. "Information on the Company - Regulation - Environmental Matters."
2
Capital commitments consist only of amounts committed to external suppliers, although a total of $683.3 million has been approved by the Board for capital expenditures.
Trend Information
Information on recent trends in Harmony's operations is discussed in Item 4. "Information on the Company - Business - Strategy" and " - Results of Operations" above.
Working Capital and Anticipated Financing Needs
The Board believes that Harmony's working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony's present working capital needs. Harmony expects that its business requirements through June 30, 2005 will be financed from internal resources and existing borrowings. For more information on Harmony's planned capital expenditures, see " - Capital Expenditures" above and Item 4. "Information on the Company - Business - Harmony's Mining Operations." Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See Item 3. "Key Information - Risk Factors - Harmony's strategy depends on its ability to make additional acquisitions." Harmony's Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony's cash-based operations and modest leverage. Harmony's ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand against the U.S. dollar. In addition, Harmony's ability to obtain additional financing could be limited by covenants in the term loan facility of April 18, 2002 between Harmony and BoE Bank Limited, which imposes debt to earnings ratios and minimum net worth requirements and prevents Harmony from pledging, selling or creating encumbrances over pledged assets including Harmony's shares of the Free Gold Company. Access to financing could also be limited by provisions of Harmony's corporate bonds, under which Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See Item 5. "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Credit Facilities and Other Borrowings - Outstanding Credit Facilities and Other Borrowings." Future financing arrangements would also be subject to the limits on the Board's borrowing powers described in Item 10. "Description of Ordinary Shares - Memorandum and Articles of Association - Directors - Borrowing Powers." In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony's ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item "10. Additional Information - Exchange Controls and Other Limitations Affecting Security Holders."
OTHER FINANCIAL INFORMATION
Export Sales
In fiscal 2004, all of Harmony's gold produced in South Africa was refined by Harmony. All of Harmony's gold produced in Australia in fiscal 2004 was sold to AGR Matthey, a Perth-based refinery. In fiscal 2003, approximately 85% of Harmony's gold produced in South Africa was refined by Harmony and exported, and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In fiscal 2002, approximately 65% of Harmony's gold produced in South Africa was refined by Harmony and exported, and approximately 76% of Harmony's gold produced in Australia was exported.
Item 6. Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Executive Directors
Bernard Swanepoel (43) BSc (Mining Engineering), B Com (Hons), Chief Executive Officer and an Executive Director. Bernard Swanepoel started his career with Gengold in 1983, culminating in his appointment as general manager of Beatrix Mines in 1993. He joined Randgold in 1995 as Managing Director of Harmony. For the past 8 years, Bernard has led the team behind the company's growth and acquisition initiatives. Harmony today boasts a substantial reserve base in excess of 60 million ounces, a production base making it the 6th largest gold producer in the world, and a healthy pipeline of quality growth projects which will ensure the company's future. Bernard is the Chairman of Abelle Limited, he serves on the Board of Directors of ARM Limited, he is a Non-Executive member of the Sanlam Board of Directors and the Vice-President of the South African Chamber of Mines.
Ferdi Dippenaar (42), BCom, BProc, MBA, Marketing Director and an Executive Director. Ferdi started his career at the Buffelsfontein gold mine in 1983 and completed his degrees through part-time studies while employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony's acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997. He oversees Harmony's direct marketing activities as well as the company's investor relations program.

Ted Grobicki (54), BSc (Hons) (Geology) MSc (Minerals Exploration) PrSciNat, FIMM, Executive Officer for Harmony's Australian operations and an Executive Director. After fulfilling various roles within mining and exploration companies in South Africa, Namibia and Zimbabwe, Ted was appointed chief executive of Texas Gulf Inc South Africa in 1979. He has since served at a senior executive level in a wide range of public and private companies in the mining sector and was appointed as non-executive director of Harmony in 1994. With Harmony's merger with Kalgold and West Rand Cons in 1999, he was appointed as executive director focusing on new business. Ted has 30 years' experience in all aspects of the mining industry, including exploration, evaluation, development, mine management and financial and corporate management. He oversees Harmony's Australian operations.
Mangisi Gule (52), BA (Hons) and an Executive Director. Mangisi has extensive experience in the field of Management, Training and Human Resources, Communications and Corporate Affairs. He is a member of various professional and executive associations. Apart from having qualifications in Business Management from Wits Business School, Mangisi has extensive experience in Leadership, Mentoring, Management, Training and Human Resources. He has been a principal Lecturer, Chairman of various professional bodies, member of various executive committees, external examiner for the then Department of Education and Training (DET). He also has valuable experience in Communications having worked extensively with both Print and Electronic Media when he was an Executive Director, Human Resources and Communications with ARMgold before merging with Harmony.
Nomfundo Qangule (38), B Comm, B Comm (Hons) CTA, CA (SA), Member of CAIB (SA) and appointed as the Financial Director of Harmony on July 26, 2004. Prior to joining Harmony, Nomfundo was the Executive Manager of Worldwide African Investment Holdings (Pty) Ltd. She was one of the executive committee members of WAIH, responsible for providing strategic direction to the company. Some of the other positions Nomfundo held whilst at Worldwide include that of chairperson of the board of directors of Argil Holdings (Pty) Ltd. Nomfundo was also a non-executive director of CS Holdings Limited where she served as a Remuneration Committee member, Audit Committee member, as well as an Investment Committee member. In addition she was an Executive Committee member and Non Executive Director of Negotiated Benefits Consultants (Pty) Ltd. She worked in the Corporate and International Division of Nedcor Bank Limited as a Credit Manager. Later she joined ABSA Corporate and Merchant Bank's credit division. She is a qualified Chartered Accountant, a member of the Institute of Bankers and holds a certificate in financial markets from Acumen. Nomfundo obtained her B Comm degree from Rhodes University and completed her B Compt (Hons) CTA through Unisa.
Dan Simelane (42) BA, LLB, LLM and an Executive Director. Dan Simelane has seven years' legal experience and acted as legal advisor to Avmin Limited (now ARM) and the Swaziland Electricity Board. He has extensive tax experience and was a senior tax consultant with Arthur Andersen. Dan joined Harmony on September 23, 2003, following the ARMgold merger and resigned as executive director of Harmony on April 21, 2004 to explore other business opportunities.
Pieter Taljaard (57) BCom, B Iur, CMA and an Executive Director. Pieter has 33 years' experience in commerce, 25 of which have been in the mining industry. His mining career commenced in 1977 with Gencor Limited ("Gencor"), where he worked in the finance department of Gengold Limited, a subsidiary of Gencor. He was subsequently appointed as a senior manager and director/alternate director to a number of companies controlled by Gencor. These included, amongst others, Buffelsfontein Gold Mining Company Limited ("Buffelsfontein"), Stilfontein Gold Mining Company Limited; Beatrix Gold Mines Limited ("Beatrix") and Barberton Mines Limited. He assisted in creating the tax structure between Buffelsfontein and Beatrix and formed part of a team that investigated and recommended future management information systems at Gengold Limited. Pieter then chaired the committee responsible for implementing these systems at Gengold. He joined ARMgold in 1997 as financial director. Pieter joined Harmony on September 23, 2003, following the ARMgold merger and resigned on March 4, 2004 to join ARM Platinum, a subsidiary of ARM Limited, as an executive director, and he subsequently retired.
Andre Wilkens (55), Mine Overseer's Certificate of Competency, Mine Manager's Certificate of Competency, Chamber of Mines Loss Control Diploma, Risk Management Certificate (Insurance), MDP and an Executive Director. Andre has 33 years' mining experience. He commenced his career in 1969 as a trainee miner. He was then promoted to mine manager at the Vaal Reefs West mine in 1994 and was appointed mine manager of the Vaal Reefs South mine in 1996. Before joining ARMgold in 1998, he served as manager of North Operations (Vaal Reefs) and the managing director of Naledi Mining Services, then a wholly-owned subsidiary of Vaal Reefs. Andre has a successful mining and management track record of turning around marginal mines into profitable ones. He also played a leading role in determining new operating methods for South African mines. Andre was appointed chief executive officer of African Rainbow Minerals Gold in 1998, a position he held until the merger with Harmony. Andre joined Harmony on September 23, 2003, following the ARMgold merger and resigned on March 4, 2004 to join ARM Platinum, a subsidiary of ARM Limited, as an executive director.

Non-Executive Directors
Patrice Motsepe (42) BA (Legal), LLB, Non-executive Director. Founder and former Executive Chairman of ARMgold which merged with Harmony in 2003. Patrice is now Harmony's non-executive Chairman. In 2002 he was voted South Africa's Entrepreneur of the Year. In the same year, he was voted by the CEO's of the top 100 companies in South Africa as South Africa's Business Leader of the year. Patrice has significant entrepreneurial expertise and knowledge of the new business environment in South Africa and is central in helping to steer Harmony to grow and be competitive. Patrice was a partner specializing in mining and business law at Bowman Gilfillan Inc., a leading South African law firm. He was employed for approximately 4 years by McGuire Woods LLP, a law firm in Richmond, Virginia, USA. He was initially based in Richmond and thereafter moved to South Africa where he was their legal consultant for their Southern Africa legal practice. In 1994, he founded Future Mining (Proprietary) Limited which grew rapidly to become a competitive contract mining company. In 1998 he founded African Rainbow Minerals (Proprietary) Limited which became ARMgold, and was successfully listed on the JSE in 2002. In 2001, he founded African Rainbow Minerals Platinum (Proprietary) Limited and ARM Mining Consortium Limited which entered into a 50/50 joint venture with Anglo American Platinum Corporation Limited for the establishment of a new mine. He was Senior Vice President of the Chamber of Mines and is a "Global Leader of Tomorrow" of the World Economic Forum (WEF). He is a member of the National Economic Development and Labor Council (NEDLAC), which is South Africa's primary institution for social dialogue between organized business, government, labor and community on issues of social and economic policy. He is currently the President of the first non-racial, united and recognized business organization in South Africa, namely Business Unity South Africa (BUSA), which is the "voice of business" in South Africa, as well as President of the first non-racial, united and recognized organization representing the various chambers of commerce and industry in South Africa, namely Chambers of Commerce and Industry South Africa (CHAMSA). Patrice is a non-executive director of ABSA Bank and non-executive deputy chairman of Sanlam Limited. Patrice is also the Chief Executive and Chairman of ARM Limited.
Frank Abbott (49), BCom, CA(SA), MBL, Non-Executive Director. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at operational level. He was appointed as financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was also a director or the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines and a non-executive director of Harmony, which culminated in his appointment as financial director of Harmony in the same year. Following the ARM Limited/ARMI transaction, it was agreed by the Board that Frank be appointed as Financial Director of ARM Limited and remains on Harmony's board as non-executive director due to his skills and expertise.
Dr. Manana Bakane-Tuoane (56) PhD, BA, MA and an independent Non-Executive Director. Dr. Bakane-Tuoane has extensive experience in the economic disciplines as lecturer and professor at the University of Fort Hare, Eastern Cape. She has held various senior management positions in the public service and currently holds the post of Director General in the North-West Provincial Government. Dr. Bakane-Tuoane was appointed to the Advisory Board of the African Economic Research Consortium, Nairobi, Kenya, in 2000. Dr. Bakane-Tuoane was appointed a Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger and resigned on April 21, 2004 to join ARM Limited as a non-executive director.
Nolitha Fakude (39), BA (Hons) (Psychology, Education and English) and an independent Non-Executive Director. Nolitha has been a director of Harmony since September 2002. Nolitha Fakude is the Managing Director of the Black Management Forum (BMF). Nolitha serves on various boards, including BMF Investment Company, The People's Bank, Business Partners as well as Wheat Trust. Nolitha was recently appointed by the Gauteng MEC for Economic Affairs as one of the Rainmakers for the Blue IQ project. She is also an Executive Director of Nedcor Limited.
Adam Richard Fleming (56), Non-Executive Chairman of the Board and an independent Non-Executive Director until September 22, 2003, on which date he resigned as chairman and director of the Company. Adam had been a Director and the Chairman of Harmony since October 14, 1999. Adam was the non-executive chairman of West Rand Consolidated Mines Limited and of Kalgold before the acquisition of these companies by Harmony.
Michael Wallis King (67) CA (SA), FCA and an independent Non-Executive Director. Michael began his career as a Chartered Accountant (SA) with Deloitte, Plender, Griffiths, Annan & Co. (now Deloitte & Touche) and qualified as a Chartered Accountant (SA). He later became a Fellow of the Institute of Chartered Accountants in England and Wales (FCA). In 1961, he joined the Merchant Bank, Union Acceptances Limited, (now Nedcor Investment Bank Limited), where he was involved in corporate finance, including corporate fund raising, mergers, takeovers and company floatation's. He was appointed secretary in 1964, Assistant General Manager in 1968, General Manager in 1970 and Deputy Managing Director until 1974. Michael then joined Anglo American Corporation of South Africa as a Manager in the Finance division. In 1979, he became Director of Anglo American Corporation and in 1980, an Executive Director and Head of its Finance Division. In 1997, he was appointed Executive Deputy Chairman of Anglo American Corporation. Michael was the Executive Vice Chairman of Anglo American plc, the company created when Minorco and Anglo American Corporation were combined in May 1999, until his retirement in May 2001. Michael was appointed a Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger and resigned on April 21, 2004 to join ARM Limited as a non-executive director.
Dr Simo Lushaba (38), BSc (Advanced Biochemistry), MBA, DBA and an independent non-executive Director. Simo has been a director of Harmony since October 2002. Simo also serves as non-executive Chairman of PIKITUP Johannesburg (Pty) Limited and as a non-executive director of Trans-Caledon Tunnel Agency (TCTA). He is currently the Chief Executive of Rand Water.
Rick Menell (48) MA, MSc and deputy non-executive chairman of Harmony. Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined ARM Limited in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Rick was appointed managing director of ARM Limited in 1996 and in 1999 was elected president of the Chamber of Mines of South Africa. He is also chairman of the South African Tourism Board, a director of the Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the National Business Trust. Since 2002 to April 2004 Rick was appointed as chairman of ARM Limited. Following the transaction with ARM Limited during April 2004 he was appointed as Harmony's deputy chairman.
Modise Motloba (38) (BSc), Diploma in Strategic Management, Baruch College, New York and appointed an independent Non-Executive Director of Harmony on July 30, 2004. Modise started his career with Rand Merchant Bank in 1993 as a trainee in the treasury division were he progressed to be the Money Markets Dealer and Risk Manager. He then moved on African Merchant Bank in 1998 as the Head of Money Markets Division. In 2000 he was employed by African Harvest Fund Managers as the Fixed Interest Portfolio Manager & Treasury Specialist. He then worked as a Structured Debt and Equity Markets Specialist, focusing on Risk Management, Debt Securitisation and Pension Fund Solutions within the firm. He is the former President of the Association of Black Securities and Investment Professionals (ABSIP) and he led ABSIP and the Black Business Council in formulating the Financial Sector Charter with other industry bodies such as the Banking Council, Life Officers' Association and the JSE Securities Exchange. Modise is the recipient of the prestigious 2003 Black Business Quarterly Investment Specialist Award which recognizes a leader who made a lasting contribution in the investments arena and broader financial and economic landscape. Modise is a member of the South African Financial Markets Board and member of the Standing Committee on the Revision of the Bank's Act 1990, under the auspices of the Ministry of Finance. He is also a council member of the NAFCOC/Johannesburg Chamber of Commerce and Industry (JCCI) Unity Committee. He is a director of companies including Wealthridge Investments, Uthajiri Investments and Africa Vukani Investment Management Services.
Dr Morley Nkosi (69) PhD (Economics), MBA, BS (Economics), an independent Non-Executive Director. Apart from being an academic. economist and businessman, Dr Nkosi is the managing associate of Morley Nkosi Associates. He serves on several boards including that of lnvestec Bank Limited and was recently appointed as Chairman of Ferrostaal Investments South Africa (FERISA).
Lord Renwick of Clifton KCMG (66), an independent Non-Executive Director. Lord Renwick has been a director of Harmony since December 1999. Having formerly served as British Ambassador to South Africa and the United States, Lord Renwick is Vice Chairman, Investment Banking, of JPMorgan plc. He is also Chairman of Flour Limited and serves on the boards of a number of other public companies including British Airways, SABMiller plc and Richemont.
Mike Pleming (68), Pr Eng. FIMM and an independent Non-Executive Director. Mr Pleming has been a director of Harmony since September 1998. Mike started his career in mining engineering on the Zambian Copperbelt. He joined TransNatal (now Ingwe) in 1975 as general manager of Optimum Collieries and was later appointed project manager and consulting engineer. He joined Liberty Asset Management in 1982 where he was responsible for mining investment research. He retired in 1995 and has since undertaken a series of mining investment-related assignments. Following Harmony's acquisition of Evander in 1998, he joined the company as a non-executive director. He is also a director of Impala Platinum Holdings Limited. Mike has approximately 31 years' mining and approximately 15 years' mining investment experience.

Cedric Savage (65) BSc Eng, MBA, ISMP, an independent Non-Executive Director. Cedric commenced his career in the United Kingdom in 1960 as a graduate engineer with Fairey Aviation and in 1963 returned to South Africa where he worked in the oil (Mobil), textile (Felt & Textiles) and the chicken (Rainbow Chickens Limited) industries. In 1993/1994, he was appointed President of the South African Chamber of Business. He has also served as Chairman of the Board of Governors on the Natal University Development Foundation and as a member of Council of the University of Natal. He joined the Tongaat-Hulett Group in 1977 as Managing Director of Tongaat Foods and thereafter progressed to Executive Chairman of the Building Materials Division, Chief Executive Officer of The Tongaat-Hulett Group Limited in 1991 and in May 2000, he assumed the dual roles of Chief Executive Officer and Executive Chairman. He is currently non-executive chairman of the Tongaat-Hulett Group and serves on a number of other Boards.
Dr. Sibusiso Sibisi (49) BSc (Hons), PhD, an independent Non-Executive Director. Dr. Sibisi's working career commenced in 1983 in the software development industry with MEDC Limited, Cambridge, UK. His career developed to that of Systems Engineer at IBM(SA); Lecturer and senior lecturer (Wits) and Deputy Vice Chancellor for Research (University of Cape Town). He spent 1988 as a Fulbright Fellow at the California Institute of Technology where he collaborated with eminent researchers in computational chemistry and the development of associated medical diagnosis tools. In 1989, he took up a research position at Cambridge where he consolidated his academic research in mathematical modeling and computational simulations to environmental, geophysical and biomedical problems to develop solutions. This evolved to the formation of a start-up company dedicated to providing consulting services to Glaxo, Welcome, Fisons, Shell and Mobil. He entered the corporate world in 1997 as Executive Director of Plessey (SA), with the responsibility of managing and directing research and development in telecommunication technologies. As chairperson of the National Advisory Council on Innovations, he is involved in making recommendations on research and innovation policy to the government. Dr Sibisi is the chief executive of the Council for Scientific and Industrial Research. Dr Sibisi was appointed a Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger. and resigned on April 21, 2004 to join ARM Limited as a non-executive director.
Dr. Rejoice Simelane (52) BCom, MCom, PhD, an independent Non-Executive Director. Dr. Simelane's career commenced as a lecturer at the University of Swaziland where she lectured from 1978 to 1997 on Development Economics, Microeconomic and Macroeconomic Theory, Research Methods, Mathematical Economics, Econometrics, Economic Planning and Economic Integration. She then joined the Department of Trade and Industry as a macroeconomist and later joined the National Treasury as a microeconomist (public utility regulation and pricing) before joining the Premiers Office in the Mpumalanga Province as an Economic Advisor. Dr Simelane was appointed a Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger and resigned on April 21, 2004 to join ARM Limited as a non-executive director.
Max Sisulu (58) MPA, MSc, and an independent Non-Executive Director. Max was appointed as Director of Harmony in August 2003. Max is currently the General Manager at Sasol and prior to that held the position of deputy chief executive officer at Denel, a post he held since November 1998. From 2001 to 2003 he was the Chairperson of the South African Aerospace, Maritime and Defence Industries. He is also a council member of the Human Sciences Research Council and a member of the Premier of the Free State's Economic Advisory Council. From 1977 to 1981 Max served as the ANC representative in Hungary and was South Africa's representative in the "World Federation of Democratic Youth". In January 1995 he was elected to the National Executive Committee and National Working Committee of the ANC. From 1986, he helped establish the ANC economics department and was instrumental in developing the ANC's economic policy. In 1990 he spearheaded the drafting of the ANC's first policy statement on the environment. From 1992 to 1993 Sisulu completed a Masters degree in Public Administration at the Kennedy School of Government at Harvard University in the U.S. He returned to South Africa in September 1993 and took up the post of Director of the National Institute of Economic Policy until he became a member of parliament in 1994. Max resigned on April 21, 2004 to join ARM Limited as a non-executive director.
John Smithies (58), BSc (Mining Engineering), (Chemistry), an independent Non-Executive Director. John has been a Director of Harmony since April 2002 until September 22, 2003, on which date he resigned as non-executive director of the Company. John has approximately 29 years of experience in the mining industry. From 1973 - 1976 he worked in the gold division of Union Corporation. From 1976 - 2001, he held various positions at Impala Platinum Holdings Limited, including consulting engineer from 1996 - 1999, Operations Director from 1999 - 2000, and Chief Executive Officer from 2000 - 2001.

Secretary
Marian van der Walt (31) BCom (Law), LLB, Higher Diploma in Tax, Diploma in Insolvency Law and the Company Secretary of Harmony. Marian has eight years of legal experience and was appointed as Secretary on February 3, 2003. She completed her Articles at Routledges Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined Deloitte and Touche as Insolvency Practitioner/Administrator. Prior to joining Harmony, she held the positions of Legal Advisor, Credit Manager and Structured Finance Consultant at The Standard Bank of South Africa Limited in the Commercial Properties Division. Marian plays a pivotal role in the achievement of good corporate governance and the Board has empowered her accordingly.
Senior Management
The members of Harmony's senior management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Dr Vaughan Armstrong (50), BSc (Hons), PhD. Vaughan has served on the executive committee, responsible for Harmony's worldwide exploration activities, since October 1999. Vaughan is a geologist with 23 years' experience in all aspects of exploration, evaluation and the development of mineral projects. He started his career with Rio Tinto South Africa and was appointed exploration manager in 1985. In 1988, he formed a junior exploration company, which was incorporated into West Rand Consolidated Mines four years later. He was the explorations director of West Rand Consolidated Mines and Kalgold prior to their merger with Harmony. Following the restructuring within the company, Vaughan was retrenched in April 2004, but stayed on as a consultant to Harmony until the end of September,2004.
Bob Atkinson (52), NHD (Metalliferous Mining). Bob was the Chief Operating Officer at Harmony Gold Australia and is now Executive, Sustainable Development at Harmony in South Africa. He has more than 30 years' experience in the mining industry. He joined Harmony as production manager in 1986 and served as Operations Manager on the executive committee from June 2001 to May 2003.
Graham Briggs (50), BSc (Hons) (Geology). Graham has approximately 30 years' experience in the mining industry. Graham joined Harmony as New Business Manager in 1995 and is currently the Country Manager for Papua New Guinea. Graham started his geological career as a field assistant in 1972 and had exposure to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State. At Gengold he spent time on various mines including Buffelsfontein, West Rand Consolidated, Grootvlei and ended his career with Gengold as an Ore Reserve Manager at Beatrix. Graham has occupied a varied career in Harmony including a 20 month period in Canada, but as a core focus area has concentrated on matters related to ore reserve management.
John Sembie Danana (47), B. Journalism, B.A. (Hons), MBA. Sembie has served on the executive committee, responsible for health and safety transformation since May 2002. Prior to joining Harmony he served in various positions at LTA Construction, including General Manager: Investments, General Manager: Fastfloor Systems, General Manager: New Business Development and Commercial Manager for the N3 Toll Concession. He is the Chairman of Pretoria Technikon Council and a Divisional Board Member of Petronet. Following the restructuring within the company, Sembie was retrenched during March 2004.
Lewies Fourie (56) NHD, Mine Managers Certificate, MDP. Lewies is a member of Harmony's executive committee and is responsible for Business Engineering. Lewies joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony he was an Executive Director of ARMgold responsible for Business Engineering. Lewies has 34 years' experience in the mining industry, with his career commencing at Anglo American's Gold and Uranium Division. He was selected as a group study exchange student, rotary, to Hawaii and the USA. Thereafter, he served as managing director of Fraser, Alexander Mining Services (Proprietary) Limited and joined Shaft Sinkers in 1991 before joining ARMgold in 1998. His expertise includes project management, backfill, high speed treble shift development, contract management and marketing. Lewies was retrenched during the restructuring procedures in July 2004.
Yusuf Jardien (41), ICSA, PMD (UCT). Yusuf has served on the executive committee, responsible for Business Process, Information Technology and Change Management. He has more than 20 years of information technology experience and has served as an executive at 3M South Africa and Unibank, responsible for information technology and logistics.

Tracey Jonkheid (34), B.A. Communication (Hons) (cum laude), MBA. Tracey has served as Harmony's internal strategist on a full-time basis since May 2002, in which capacity she advises the executive committee on implementing and integrating initiatives for internal change. She fulfilled this role as an external consultant on a part-time basis for 18 months prior to May 2002. Her background is in the advertising industry where she has worked as a strategist at four of South Africa's largest advertising agencies. Tracey is married to Bernard Swanepoel.
Philip Kotze (44), GDE, NHD (Metalliferous Mining). Philip currently serves on the executive committee as Business Coach. Philip started his career with Anglovaal in 1981 as a learner official. In 1985 he joined Anglogold and was involved in a number of projects. He progressed to the level of mine manager and was instrumental in improving productivity and reducing costs during these periods. He joined Kalgold in 1996, where he served as director and was responsible for operations. In 1999, Philip joined Harmony, following Harmony's acquisition of Kalgold.
Mohamed Madhi (39), BSc (Electrical and Electronic Engineering), MSc (Engineering),MBA. Mohamed has served as Harmony's corporate strategist since August 2001. He has been a director and Operational Board member of the CSIR, head of Eskom's Capital Investment Program, head of South Africa's Presidential Year 2000 Task Team, Chief Executive of Cell Point Systems and has served as an adviser to several large corporations and governments of developing countries. Mohamed was formerly the African Commissioner on the Global Information Infrastructure where he advised on telecommunications and information technology policy. Aside from his executive leadership experience he has qualifications and expertise in Strategic Decision Simulation, Complex Systems Theory, Economic Development Modeling and Innovation Management.
Jackie Mathebula (35), B.Admin (Hons), MBA. Jackie joined Harmony in September 2002 as an employee relations and industrial relations executive. Prior to joining Harmony he was a general human resources manager for Gensec Bank, a human resources manager for the Gold Fields Limited Group and occupied various positions within the then Iscor Group. He also worked for the South African government in the Gazankulu Public Service Commission.
Andrew Matube (59), BA, LLB. Andrew joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony he was Executive Director (Legal) of ARMgold. Andrew is an admitted attorney and Human Resource Consultant. He has extensive experience in the public and private sectors, specializing in corporate and commercial law.
Amanda Matthee (45) BCompt, BCom (Hons), CA(SA), AEP. Amanda joined Harmony in October 2003 following the merger with ARMgold. She was a member of the Executive Committee and was responsible for the supply chain and payroll. She was voluntary retrenched on August 31, 2004.
Khetiwe McClain (40), BA (Fine Arts). Khetiwe joined Harmony in 2002 and is responsible for social plans and beneficiation strategies required by the Mining Charter. Prior to joining Harmony, Khetiwe served as a liaison for transformation of the mining industry and a manager of the beneficiation project at the South African Ministry of Minerals and Energy. She has also worked as a market research analyst in the trade and political sections of the South African Embassy in Rome. Khetiwe obtained her BA, Fine Arts in Italy. She was voluntary retrenched on August 31, 2004.
Peter McKenna (53), BSc (Hons), PrSciNat. Peter is currently responsible for Harmony's international new business activities. Peter joined Harmony in 1999 from West Rand Consolidated Mines Limited ("West Rand Cons"), where he was the new business director. Peter worked in the JCI Group of companies for 25 years from 1973, initially in the fields of exploration, mine and evaluation and for the last 10 years in corporate finance and new business development. His roles included Chief Geologist Western Areas Gold Mine, Senior Manager Mineral Economics and General Manager Business Development. He served on the boards of various JCI group companies including Free State Development Corporation (Managing Director) and Barnato Exploration Limited. Peter joined West Rand Cons in 1998. Following the restructuring within the company, Peter was retrenched on May 31, 2004.
Dawie Mostert (35), PDM, PCM, MDP, Diploma in Labor Relations (DPLR) (Advanced Labor Law). Dawie joined Harmony in 1997 following the acquisition of Grootvlei, where he was the human resources manager. He has approximately 16 years' experience in the mining industry and is responsible for training and human resource development.
Khosi Ndlovu (45), BA, Social Development, Diploma in Supply Chain Management. Khosi joined Harmony in 2002 and is responsible for social development programs and corporate affairs (government). Khosi's career commenced as Researcher in areas of Social Development for the University of New York in 1989. After returning to South Africa she joined The National Peace Secretariat as Communication Consultant, and later joined the

Independent Electoral Commission as National Head of Transport & Logistics. She has held various senior positions in the areas of Marketing and Communication and was an Executive at Telkom in the Procurement Services as a custodian of Black Economic Empowerment. Khosi has vast experience in community development, government relations, and economic empowerment programs and she is an advisory board member at Monash University and InterConnect System. She was voluntarily retrenched on August 31, 2004.
Pine Pienaar (40), BCom, BCompt (Hons), CA(SA). Pine joined Harmony in 1997 following the acquisition of Grootvlei, where he was the financial director. Pine has approximately 14 years' experience in the financial and mining industries and is responsible for Harmony's South African new business activities. Pine left the company at the end of January 2004 to explore new business opportunities.
Fleur Plimmer (35), BA (Hons). Fleur joined Harmony in September 2002, and is responsible for the business transformation portfolio. Prior to joining Harmony, Fleur was the Health and Safety Coordinator for the NUM. At the NUM, Fleur was involved in drafting the Mine Health and Safety Act. Following her service at the NUM, Fleur joined Ingwe Coal Corporation, where she was the manager responsible for health and safety and, thereafter, corporate communication programs. She moved into the field of executive search and was involved with the placement of a number of senior black executives in a range of local and international businesses. She was voluntarily retrenched on August 31, 2004.
De Wet Schutte (33), BCom (Acc), BCompt (Hons), CA(SA) and Executive Program University of Virginia (USA). De Wet joined Harmony in May 2004 and is responsible for Exploration and New Business Development. Before joining Harmony, De Wet spent seven years at Iscor Limited (now Ispat Iscor) in various positions including General Manager, Corporate Finance. He also brings experience from Metair Limited where he served as Group Financial Manager.
Peter Steenkamp (44), BSc (Eng), Mine Managers Certificate. Peter currently serves on the executive committee as Business Coach. Peter joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony, he was an Executive Director of ARMgold in charge of Gold Operations. Peter has 21 years' experience in the mining industry. His career commenced as trainee miner with the Chamber of Mines Training College and after graduating he worked for Gold Fields Limited as a shift boss. Between 1989 and 1997, he was employed at Vaal Reefs in various positions, including shift boss, mine overseer, technical assistant, section manager and business unit manager. In 1998 he joined ARMgold as a business unit leader.
Frank Sullivan (48), MCom, BPL (Hons). Frank has approximately 22 years' experience in human resources management in the gold mining industry. He joined Harmony in 1996 as human resources manager and was in charge of HIV/AIDS and Health and is now managing the Healthshare joint venture.
Boetie Swanepoel (44), BCompt (Hons), CA(SA). Boetie joined Harmony in 1995 as financial manager from Beatrix Mines. Boetie has more than 20 years' financial services experience, mostly in the mining industry. He was appointed to the executive committee in November 2000 and is responsible for the development of Harmony's shaft financial managers and the financial control environment.
Abre van Vuuren (44) BCom, MDP, DPLR. Abre joined Harmony in 1997 from Grootvlei, where he was human resources manager. He was appointed to the executive committee in November 2000 and is responsible for human resource processes and systems and remuneration and is also a member of the Change Management Committee. He has approximately 20 years' experience in the mining industry.
BOARD PRACTICES
The Articles of Association of Harmony provide that the Board must consist of no less than four and no more than twenty directors at any time. The Board currently consists of fifteen directors.
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
Details of directors' service contracts are described under " - Compensation of Directors and Senior Management" and " - Directors' Terms of Employment," below.

In order to ensure good corporate governance, the Board has formed an Executive Committee, an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Employment Equity Committee and Sustainable Development Committee. All of the Board sub-committees are comprised of a majority of non-executive directors.
Harmony's Executive Committee comprises the executive directors and selected senior officers of Harmony, each with his or her own area of responsibility. The Executive Committee consists of a Non-Mining Investment Committee, a Growth and Investment Committee, a Change Management Steering Committee and IBANDLA (which means "Meeting of Leaders"). These committees meet either weekly, bi-weekly or once per month. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:
Bob Atkinson Sustainable Development
Graham Briggs Country Manager, PNG
Ferdi Dippenaar Marketing and Investor Relations
Ted Grobicki Australia
Mangisi Gule External Liaison
Yusuf Jardien Information Technology and Change Management
Tracey Jonkheid Internal Strategy
Philip Kotze Business Coaching (South Africa)
Mohamed Madhi Corporate Strategy
Jackie Mathebula Employee Relations
Andrew Matube Legal
Peter McKenna International New Business
Dawie Mostert Human Resources
De Wet Schutte Exploration and New Business
Peter Steenkamp Business Coaching
Frank Sullivan Netcare joint venture chief executive
Bernard Swanepoel Chief Executive
Boetie Swanepoel Operational Finance
Abre van Vuuren Human resources processes and strategy
Lewies Fourie accepted a retrenchment package following the restructuring of Harmony in July 2004. Amanda Matthee, Fleur Plimmer, Khetiwe McClain and Khosi Ndlovu accepted voluntary retrenchment packages and have formed their own company, Khusela. Khusela will be regarded as a black-owned company. It is proposed that Khusela will assist Harmony in completing the mining conversion process. The agreement between Harmony and Khusela has not been finalized as yet.
Audit Committee
Harmony's Audit Committee provides additional assurance to the Board regarding the quality and reliability of financial information used by the Board and the financial statements issued by the company. The committee assists the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate systems and internal controls and control processes. This is in addition to the assistance with the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance, accounting standards and also provides support to the Board on the risk profile and risk management of Harmony. All non-audit services provided by our external auditors must and are pre-approved by the Audit Committee.
An Audit Committee Charter has been adopted which sets out the role, responsibilities, duties, authority, membership and meetings of the Audit Committee.
The Audit Committee meets periodically with Harmony's external and independent internal auditors and the company's executive management to review accounting, auditing and financial reporting matters so as to ensure that an effective control environment in Harmony is maintained. The committee also monitors proposed changes in accounting policy, reviews the internal audit function and discusses the accounting implications of major transactions. In terms of the Sarbanes Oxley Act of 2002, the Audit Committee is directly responsible for the appointment, compensation and oversight of any auditor employed.
All members of the committee are knowledgeable about the affairs of Harmony and have a working familiarity with basic finance and accounting practices. In addition, members of management and financial personnel attend the Audit Committee meetings to address any questions posed by the members of the committee. The committee always has at least one financial expert present at the meetings.

The independent non-executive members of the Audit Committee are Mike Pleming (chairman), Modise Motloba, Dr Simo Lushaba and Cedric Savage.
Nomination Committee
The Nomination Committee makes recommendations to the Board on all new Board appointments and was formed to ensure that the procedures for appointments to the Board are formal and transparent. The responsibilities and duties included in the Nomination Committee Charter were taken from the recommendations of the King Report. A copy of the Nomination Committee Charter is available on Harmony's website. The committee consists of three non-executive members, of which the majority are independent. Two meetings were held during the year, which were attended by a majority of the members. The committee may invite any other relevant person, such as the Chief Executive, to attend. The non-executive members of the Nomination Committee are Patrice Motsepe (chairman), Lord Robin Renwick and Nolitha Fakude.
Remuneration Committee
The Remuneration Committee meets at least once a year and comprises three independent non-executive directors. The primary purpose of the Remuneration Committee is to ensure that our directors and senior executives are fairly rewarded for their individual contributions to Harmony's overall performance. The remuneration of senior executive members of Harmony are set by a committee of Board members who have no personal interest in the outcomes of their decisions and who will give due regard to the interests of the shareholders and to the company's financial and commercial health. The Remuneration Committee's primary objective is to monitor and strengthen the objectivity and credibility of Harmony directors' and senior executive's remuneration system and to make recommendations to the Board on remuneration packages.
The committee meets whenever necessary to make recommendations relating to the remuneration of senior executives and executive directors. A formal meeting was held during the first quarter of the 2004/2005 financial year. The Remuneration Committee Charter, which sets out the objectives, role, responsibilities, authority, membership and meeting requirements of the committee, is adhered to by all the members and a copy can be obtained from Harmony's website.
The non-executive members of the committee are Patrice Motsepe (chairman), Mike Pleming and Cedric Savage.
Investment Committee
The Investment Committee was established in January 2004, focusing on major capital projects and acquisitions. The Investment Committee ensures that capital projects have been adequately budgeted for, due diligence and any other company procedures for mergers and acquisitions have been followed and cognizance has been taken of Black Economic Empowerment requirements. The Investment Committee consists of four non-executive members of which two are independent. The Committee meets at least once a year, but may, at its discretion, meet more often depending on the need. An Investment Committee Charter, which sets out the purpose, responsibilities and duties, authority, membership and meetings of the committee, has been compiled and it is anticipated that the charter will be approved during the first quarter of the 2004/2005 year.
The non-executive members of the Investment Committee are Cedric Savage (chairman), Frank Abbott, Dr Simo Lushaba and Mike Pleming.
Sustainable Development Committee
The Health, Safety and Environmental Audit Committee has been renamed the Sustainable Development Committee during the course of 2004. This committee monitors health, safety, social, HIV/AIDS and environmental performance and ensures that Harmony remains a committed socially responsible corporate citizen. Its main duties are:
·    to develop the framework, policies and guidelines for safety, health, social, HIV/AIDS and environmental management;
·    to review the policies and performance of the company, its divisions and its managed subsidiaries and the progressive implementation of its policies;
·    to encourage independently managed subsidiaries, associates and significant investments to develop policies, guidelines and practices congruent with our safety, health, social, HIV/AIDS and environmental policies;

·    to monitor key indicators on accidents and incidents and, where appropriate, ensure that they are communicated to other companies managed by or associated with the company;
·    to consider material national and international regulatory and technical developments in the fields of safety, health, social, HIV/AIDS and environmental management; and
·    to facilitate participation, co-operation and consultation on safety, health, social, HIV/AIDS and environmental matters with government, industry, national and international organizations and institutions.
The Sustainable Development Committee makes recommendations to the Board where it deems particular attention required. The committee operates in accordance with specific terms of reference which is currently being reviewed to include matters such as corporate social investment and HIV/AIDS. The committee meets periodically and comprises three independent non-executive directors, Dr Morley Nkosi (chairman), Nolitha Fakude and Mike Pleming. Four meetings were held during the year which were attended by a majority of the members.
Employment Equity Committee
The Employment Equity Committee was established by the Board to ensure that the company meets its empowerment credentials. The primary purpose of the Employment Equity Committee is to provide guidance to management in developing and implementing a competitive human resource strategy to ensure that Harmony is able to attract, retain and develop the best possible talent to support superior performance.
The responsibilities and duties of the Employment Equity Committee include:
·   ensuring that a sustainable organizational culture, structures and processes are in place that will support the development of employees and to optimize their potential, in line with the Company's needs and requirements;
·   auditing, monitoring and reviewing the development and progress of these employees;
·   addressing inequalities that may exist in staff profiles and organizational practices;
·   reviewing and monitoring whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers within Harmony.
The Employment Equity Committee was formed in January 2004 and due to the number of changes to the Board, no formal meeting has been held to date. The committee is required to meet at least once a year or more often should the need arise. Harmony is in the process of finalizing the Employment Equity Charter. The independent non-executive members of the Employment Equity Committee are Nolitha Fakude (chairman), Modise Motloba and Rick Menell.
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
During fiscal 2004, the aggregate compensation paid or payable to the directors and members of senior management of Harmony as a group was approximately R25.8 million ($3.74 million) in base salary and R22.8 million ($3.31 million) in profit sharing. Harmony paid salaries in fiscal 2004 to B. Swanepoel, F. Abbott, F. Dippenaar and T. Grobicki of approximately R2 million ($0.29 million), R1.2 million ($0.17 million), R1.2 million ($0.17 million) and R2.6 million ($0.38 million), respectively. Harmony paid bonuses in fiscal 2004 to Mr. Swanepoel, Mr. Abbott, Mr. Dippenaar and Mr. Grobicki, of approximately R3.0 million ($0.4 million), R2.0 million ($0.2 million), R2.0 million ($0.2 million) and R2.0 million ($0.2 million), respectively. These bonuses represent the third yearly installment of the bonuses awarded to each of these directors during 2002. The aggregate compensation paid or payable during fiscal 2004 to the non-executive directors of Harmony as a group was approximately R0.9 million ($0.13 million) in directors' fees.
Directors Terms of Employment
No Harmony director has a service contract with Harmony or any of its subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.
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

The executive directors also benefit from pension contributions, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by Harmony and its subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately R1.1 million ($0.16 million). The non-executive directors are entitled to fees as agreed at Harmony's annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony's behalf and remuneration for other services, such as serving on committees. Currently, each non-executive director is entitled to R25,000 per quarter. It was agreed at a Remuneration Committee meeting held on July 30, 2004 that non- executive directors will receive an additional daily fee of R4,000 for any services provided over and above their normal duties as non-executive directors, subject to shareholders' approval.
The terms of employment of the non-executive directors are not set out in any written agreements.
Share options exercised by those executive directors who were with Harmony during the entire fiscal 2004 are detailed in the table below:
Average
Number of
option
options  exercise price
Name
exercised
(Rand)
Bernard Swanepoel 13,350 114
Frank Abbott 0 0
Ferdi Dippenaar 56,700 102.70
Ted Grobicki 0 0
At June 30, 2004, Harmony's directors and senior management held the following share options, totalling less than 1% of Harmony's share capital:
Number of
Average
Expiration
Options
Strike Price
Dates
Z Swanepoel 128,800 49.60 2011
F Abbott 73,400 49.60 2011
F Dippenaar 36,700 49.60 2011
T Grobicki 20,000 22.90 2008
87,400 49.60 2011
49.60 2008 2011
B Atkinson 36,700 49.60 2011
G Briggs 47,200 49.60 2011
P Pienaar - - -
P Kotze 20,000 35.40 2010
100,100 49.60 2011
F Sullivan 36,700 49.60 2011
M J Swanepoel 10,000 27.20 2010
15,600 49.60 2011
A Van Vuuren 20,000 27.20 2010
33,400 49.60 2011
Y Jardien 45,000 91.60 2013
T Jonkheid 45,000 91.60 2013
M Madhi 90,000 91.60 2013
J Mathebula 45,000 91.60 2013
D Mostert 18,000 49.60 2011
Share Ownership
The following sets forth, as at June 30, 2004 and at September 29, 2004, the total amount of ordinary shares directly or indirectly owned by the directors and senior management of Harmony. The directors and senior management of Harmony do not own any preference shares.

Ordinary
Ordinary
Number
Number
Shares as at
Shares as at
June 30,
September 29,
Holder
2004
Percentage
2004
Percentage
Directors
Non-executive
P. Motsepe**
- -                          - -
F. Abbott - - - -
N. Fakude - - - -
Dr S. Lushaba - - - -
R Menell 800 * 800 *
M Motloba - - - -
Dr M Nkosi - - -     -
M. Pleming - - - -
Lord Renwick of Clifton 5,105 * 5,105 *
C. Savage - - - -
Ordinary
Ordinary
Number
Number
Shares as at
Shares as at
June 30,
September 29,
Holder
2004
Percentage
2004
Percentage
Executive
B. Swanepoel
- - 10,000 *
F. Dippenaar
M.Gule
- - - -
N. Qangule - - - -
T. Grobicki 29,388 * 29,388 *
Total Directors (15 persons) 35,293 * 45,293 *
Senior Management
B. Atkinson
- - - -
G. Briggs - - - -
D, Schutte - - 500 *
Y. Jardien - - - -
T. Jonkheid - - - -
P. Kotze - - - -
M. Madhi - - - -
J. Mathebula - - - -
A. Matube - - - -
D. Mostert - - - -
P.Steenkamp F. Sullivan
- - - -
MJ. Swanepoel - - - -
A. van Vuuren - - - -
Total Senior Management (14 persons) - - 500 *
Total Directors and Senior Management 35,293 * 45,793 *
*
Indicates beneficial ownership of less than 1% of the relevant class of securities.
** The 14 percent indirect shareholding held by P Motsepe was transfered to ARM Limited  in accordance with the ARM transaction in April 2004.

Options to purchase a total of 5,855,300 ordinary shares were outstanding on June 30, 2004. The exercise prices of the outstanding options range between Rand 11.70 and Rand 93 per share and they expire between 2008 and 2011. Of the outstanding options, options to purchase 1,121,000 ordinary shares at a weighted average price of Rand 63.08 were held by directors and senior management of Harmony and its subsidiary companies, as described above. No consideration was payable on the grant of these options.
Subsequent to the 2004 fiscal year end, further share options have been granted. On August 11, 2004, options over 4,411,149 shares (representing less than 1% of Harmony's share capital as of September 29, 2004) were reserved for issuance to management to Harmony and 12,908,311 to the broad-based Employee Share Option Plan.
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
Harmony employees at June 30,
Outside contractors at June 30,
2004
2003
2002
2004
2003
2002
South Africa Elandskraal
6,213 6,611 7,559 24 490 210
Free State (old) 10,974 12,317 12,644 69 686 713
Free Gold
1
17,975 8,573
1,2
6,867
1
84 839 -
Evander 7,344 6,770 7,384 15 1,425 1,257
Randfontein 6,756 7,154 7,455 92 589 740
Kalgold 188 229 222 - 282 250
ARMgold 4,746 - - 75 - -
Avgold 534 - - - - -
Other 667 12 20 - - -
Australia
516 255 309 512 309 1,878
Canada Bissett
- 6 6 - -
Total
55,913
41,927
42,466
871
4,945
5,048
1
This represents Harmony's 50 percent interest in the Free Gold Joint Venture.
2
This includes St Helena's employees.
3
This includes Papua New Guinea's employees.
Unionized Labor
Approximately 81% to 87%, depending on the region, of Harmony's labor force in South Africa is unionized, with the major portion of the workforce being members of the National Union of Mineworkers, or the NUM. Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:
·   confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;
·   guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in certain prescribed circumstances;
·    provide for mandatory compensation in the event of termination of employment for operational reasons;
·    reduce the maximum ordinary hours of work;
·    require large employers, such as Harmony, to implement affirmative action policies to benefit historically disadvantaged groups and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation; and
·    provide for the financing of training programs by means of a levy grant system and a national skills fund.

As a result of its highly unionized labor force and the fact that labor costs constitute approximately 50% of production costs, Harmony has attempted to balance union demands with the need to contain and reduce cash costs in order to ensure the long-term viability of its operations.
Harmony has been restructuring its operations, mainly as a result of the external economic factors, and has been working with the unions over the past two years as part of the restructuring process. An agreement was entered into in the first half of 2004 with all unions on principles that are meant to guide the retrenchment process. The agreement was the first of its kind in the gold mining industry. The principles agreed included the following:
·   Reskilling, retraining and redeployment of surplus employees for alternative vacant positions that may exist at a particular operation or other Harmony operations.
·   Implementation of CONOPS (described below) to create additional job opportunities.
·   Transferring surplus or redundant employees to other Harmony operations that have placement opportunities.
·   Opening up voluntary retrenchment to minimize the impact of restructuring and/or closure of shafts/mines.
·   Replacing contractors, who are involved in non-specialized work, with Harmony employees.
In addition, Harmony has concluded a "social plan" agreement which establishes a trust available for employees, valued at Rand 21 million, that may be affected by the restructuring process, whether by retrenchment or otherwise.
Harmony also entered into other agreements aimed at various human resource issues, including equalizing the terms and conditions of employment, which had been disparate throughout Harmony's operations due to Harmony's strategy of growth through acquisition.
In July 2004, Harmony agreed with NUM to the concept and implementation of continuous operations, referred to as CONOPS on a national scale. CONOPS refers to the practice whereby a mine operates on all the days of the year, including Sundays and excluding public holidays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore companies need to employ more people in order to facilitate working the additional days.
Currently most gold mines in South Africa operate for approximately 273 days per year. The introduction of CONOPS is expected to increase this number to 353 days per year which would result in a 20% increase in labor per stope on the shafts as well as a 5% to 8% reduction in unit cost/tonne in due course. Except for Merriepruit 3 shafts, Brand shaft, Unisel shaft, Harmony 2 shaft, and Masimong shafts, Harmony has implemented CONOPS at all its operations.
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
Harmony experienced no significant strikes in fiscal 2003. Following a protected strike that lasted from February 12, 2004 to February 16, 2004, Harmony and the National Union of Mineworkers ("NUM") reached an agreement on annual wage increases. NUM accepted the Company's proposal and these employees have now been included in the bi-annual wage agreement, which will be renegotiated in July 2005.
Harmony continues to work to improve workplace relationships, have effective domestic dispute settlement arrangements and through the establishment of a statutory body, the Commission for Conciliation, Mediation and Arbitration.

Share Option Scheme
As of June 30, 2004, options for Harmony employees to acquire 5,855,300 Ordinary Shares were outstanding. A total of 539,150 of these options had been issued under Harmony's employee share option scheme established in 1994, or the 1994 Share Option Scheme, which was in effect prior to November 16, 2001. A total of 5,316,150 of these options had been issued under Harmony's employee share option scheme established in 2001, or the 2001 Share Option Scheme, which came into effect on November 16, 2001. On November 14, 2003, Harmony's shareholders approved the 2003 Share Option Scheme. At fiscal 2004 year end, no options were issued under the 2003 Share Option Scheme.
Under the 1994 Share Option Scheme, the maximum number of share options that could be granted was equal to 10 percent of the outstanding Harmony Ordinary Shares on the date of the grant. At the annual general shareholders' meeting held on November 16, 2001, Harmony's shareholders approved the 2001 Share Option Scheme to replace 1994 Share Option Scheme. The 2001 Share Option Scheme came into effect on November 16, 2001; however, options previously issued under the 1994 Share Option Scheme remain in force. The terms the 2001 Share Option Scheme are substantially equivalent to the 1994 Share Option Scheme, except that the maximum number of share options that may be granted under the 2001 Share Option Scheme is a fixed amount (8,000,000) rather than a percentage of share capital. Options granted under the 1994 Share Option Scheme that remain outstanding are not counted against this maximum.
The aggregate number of unissued shares that may be used for the 2003 Share Option Scheme shall not exceed 23,234,960 shares, which represents approximately seven percent of the issued share capital of the Company as at September 29, 2004. Shares which are the subject of lapsed or terminated options and shares which are the subject of options which have been exercised by participants who are no longer employees shall not he regarded as being reserved for the 2003 Share Option Scheme. Shareholder approval was obtained on November 14, 2003 and subsequent remuneration committee approval was obtained on August 11, 2004 for 12,908,311 options (approximately 5% of Harmony `s issued share capital) to be reserved for a broad-based Employee Share Option Program. Negotiations are currently underway with the relevant unions representing our workers with regards to the detail of the proposed program.
Under the 1994 Share Option Scheme, the 2001 Share Option Scheme and the 2003 Share Option Scheme, the exercise price of each option granted is set at the closing market price of Harmony's Ordinary Shares on the JSE on the day before the date of grant. Each option remains open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme. Each option may normally only be exercised by a participant on the following bases: (i) after 12 months have elapsed from the date on which the option was granted, in respect of not more than one third of the shares which are the subject of that option; (ii) after 24 months have elapsed from the date on which the option was granted, in respect of not more than two thirds of the shares which are the subject of that option; and (iii) after 36 months have elapsed from the date on which the option was granted, in respect of all the shares which are the subject of that option, or at such time or times over a period of more than 3 years from the date on which the option was granted as the Board of directors of the Issuer (the "Board") may have determined and notified in writing to the participant when the option was granted to the participant. The ordinary shares in respect of which each option is exercised: (i) will be fully paid; (ii) will rank pari passu with existing issued shares; (iii) will be allotted and issued by the Board within 14 days after the exercise of the option; and (iv) will be issued to the participant to whom the option was granted as the beneficial owner thereof and a certificate will be issued therefore. The Board will procure that a listing is applied therefore on the stock exchanges on which Harmony's shares are listed and quoted.
The 2003 Share Option Scheme may be amended (whether retrospectively or otherwise) by the Board in any respect (except for certain specific clauses that may only be amended through approval in a general meeting), provided that no such amendment shall operate to alter adversely the terms and conditions of any option granted to a participant prior thereto, without the written consent of that participant and provided that the prior approval of the JSE has been obtained.
Share Purchase Scheme
On November 29, 1999, Harmony adopted a Share Purchase Scheme in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by Harmony. Up to March 27, 2003, the Share Purchase Scheme was used for the purpose of making loans to employees to exercise their options under the 1994 Share Option Scheme. On March 27, 2003, it was resolved that in view of US legislation the trust would no longer provide recourse loans to employees to acquire shares. Non-executive directors serve as trustees for the share purchase trust. The trustees are not eligible to receive loans from the trust.

Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
Harmony is an independent gold producer, with no single shareholder exercising control. As of September 29, 2004, the issued capital of Harmony consisted of 320,819,739 ordinary shares. To the knowledge of Harmony, (A) Harmony is not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in control of Harmony.
Significant changes in the percentage ownership held by major shareholders in the past three years are also described below.
The voting rights of Harmony's major shareholders do not differ from the voting rights of other holders of the same class of shares. Significant changes in the percentage ownership held by major shareholders are described below.
On July 15, 2003, Harmony announced the acquisition of 77,540,830 ordinary shares (11.5%) in Avgold Limited from Anglo South Africa Capital (Proprietary) Limited in exchange for the issue to Anglo South Africa of a renounceable letter of allocation representing the right to the allotment and issue of 6,960,964 new ordinary shares in Harmony, comprising 3.8% of the then issued share capital of Harmony. A further 1,685,537.00 ordinary shares were issued to Anglo South Africa in terms of the agreement with Anglo South Africa, which provided that should the Company make an offer to acquire the other Avgold shareholders' interest, the consideration payable to Anglo South Africa will be adjusted to reflect the amounts paid to the other Avgold shareholders. On May 3, 2004, Harmony issued 28,630,526 ordinary shares to ARM Limited in exchange for Avgold shares to acquire a 42.2% holding in Avgold. A further 31,888,830 ordinary shares were issued on May 17, 2004 and May 20, 2004 to acquire the shareholding of the Avgold minorities. In terms of the agreement entered into with Anglo Gold in 2003, Harmony was obliged to issue a further 1,685,537 to Anglo SA as a top-up to the original amount of shares issued.
On September 11, 2003, Harmony issued 63,666,672 ordinary shares at R111.20 in exchange for ARMgold shares to acquire the entire shareholding in ARMgold.
To the knowledge of Harmony, a list of the individuals and organizations holding, directly or indirectly, 3% or more of its issued share capital as of Sept 29, 2004 is set forth below.
Amount owned
(number of shares)
Percent
Holder
Millions
of class
Percent
of class
The Bank of New York
1
123,036,514 38.36
ARM Limited
2
63,632,922 19.8
Allan Gray and Funds 34,742,929 10.83
JP Morgan Chase Bank
3
24,505,753 7.64
1
Depository with respect to the ADRs held on the U.S. register.
2
Patrice Motsepe has an indirect holding in ARM Limited.
3
Depository with respect to Harmony's International Depository Shares.
The voting rights of Harmony's major shareholders do not differ from the voting rights of other holders of the same class of shares.
RELATED PARTY TRANSACTIONS
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction during the period from July 1, 2002 to September 30, 2004 or in any proposed transaction that has affected or will materially affect Harmony or its investment interest or subsidiaries, other than as stated below.

Harmony's largest shareholder up to the end of April, 2004, holding approximately 14% of the new company since the ARMgold merger was African Rainbow Mineral and Exploration Investments (Pty) Ltd (ARMI), represented by Patrice Motsepe, a non-excutive director of Harmony. Patrice Motsepe, Bernard Swanapoel,  Frank Abbott and Rick Menell are directors of ARM Limited. In terms of the transaction with ARM Limited, these shares were sold to ARM Limited. ARM Limited currently holds 19.84% of Harmony's shares.

Harmony's cross-shareholding in ARM has been diluted in the past year following a range of transactions to restructure ARM among Harmony, ARM and African Rainbow Minerals & Exploration Investments (Pty) Limited, or ARMI. ARMI is represented by Patrice Motsepe, a non-executive director of Harmony and executive chairman of ARM. The reorganization principally involved the sale to ARM of (i) ARMI's holding of 35,002,396 shares in Harmony; (ii) all of the issued shares in ARM Platinum, now a subsidiary of ARM; and (iii) the sale of ARMI's interest in certain loans to ARM Mining Consortium Limited. As a result, Harmony's interest in ARM has been diluted from 34.5% to 19.84%. In addition, in May 2004, Harmony issued 28,630,526 ordinary shares to ARM in exchange for Avgold shares to acquire a 42.2% holding in Avgold, formerly a subsidiary of ARM. A further 31,888,830 ordinary shares were issued to ARM on May 17, 2004 and May 20, 2004 to acquire the shareholding of the Avgold minorities (the "Avgold Exchange") and Avgold is now a wholly-owned subsidiary of Harmony.
Also as part of the reorganization transactions, ARM acquired the Kalplats platinum discovery and associated mineral rights from Kalgold, a subsidiary of Harmony (the "Kalplats Acquisition"). Kalgold has renounced its rights to the 2,000,000 ARM shares it received in the acquisition in favor of Harmony. Harmony holds a 19% stake in ARM.
With respect to ARM, ARMI and Harmony have entered into a voting agreement whereby ARMI has the power and authority to exercise all of the voting rights attaching to Harmony's ARM shares (excluding certain resolutions which, if approved, would result in a disposal of Harmony's ARM shares) and to appoint itself as proxy in respect thereof at general and other meetings of ARM. Harmony's ARM shares (which will be held either through Clidet No.454 (Proprietary) Limited (Clidet) or directly) may not during a 3 year lock-up period (or such shorter period as when Harmony holds "new order rights" as defined in the South African Mineral and Petroleum Resources Development Act, 2002) be transferred or, subject to an existing pledge and certain conditions, encumbered, by Clidet or Harmony. In order to ensure that ARMI continues to own (directly or indirectly), together with Harmony's ARM shares, that number of ARM shares which constitute more than 50.0% of ARM's issued share capital, ARMI may not during the lock-up period transfer any of its ARM shares which are required to make up that number and will during the lock-up period ensure that more than 50.0% of its own share capital is owned and controlled by Historically Disadvantaged South Africans (as contemplated in the South African Mining Charter).
At the end of the lock-up period and for a period of five years thereafter, ARMI has a right of first refusal to purchase all of Harmony's ARM shares then owned by Clidet or Harmony. If Clidet or Harmony wishes to transfer any of such remaining shares to any person other than ARMI, in a transaction on the JSE, it shall first offer to sell the remaining shares in question to ARMI in accordance with the provisions of the ARM voting agreement. If Clidet or Harmony wishes to sell any of the remaining shares otherwise than under a third party transaction in accordance with such provisions, it shall first offer to sell the shares in question to ARMI in accordance with the provisions of the ARM voting agreement.
In accordance with JSE listings requirements, neither Harmony nor ARMI voted its shares in ARM on the shareholder resolutions to approve the Avgold Exchange or the Kalplats Acquisition.
The Company has, with effect from September 2003, acquired several companies owned by ARMI. These companies had competitive contractual arrangements with ARMgold for the provision of services and supplies related to ARMgold's business which were entered into before the ARMgold merger. These companies have continued to provide services and supplies to the merged company.
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
Ted Grobicki, Lord Renwick of Clifton KCMG, all held, directly or indirectly, shares in WestRand Consolidated Mines Limited and/or Kalgold. These shares converted into Harmony's ordinary shares upon Harmony's acquisition of these companies. Lord Renwick of Clifton KCMG holds a senior investment banking position with the JPMorgan group in London and as such has an indirect interest in all transactions between Harmony and JPMorgan described in this annual report, including the global offering of Harmony ordinary shares and warrants completed in June 2001 and the bond offering in May 2004. The share offering was completed pursuant to a firm commitment underwriting, in which JPMorgan acted as global coordinator.
Pieter Taljaard, Andre Wilkens and Michael King all held shares directly in ARMgold. Following the merger with ARMgold, these shares were converted to Harmony shares. All three these directors resigned as directors of Harmony following the transaction with ARM Limited. See Item 4 "Business- South African Operations".
None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currently or has been at any time during the past three fiscal years indebted to Harmony.

INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
Item 8. Financial Information
CONSOLIDATED STATEMENTS
Please refer to Item 18. "Financial Statements" of this annual report.
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
On April 15, 2002, Wadethru Securities (Pty) Ltd ("Megamore") brought an action against Harmony in the High Court in South Africa. Megamore has claimed damages totaling R69,403,299 for various claims relating to a Vamping Agreement and a Sale Agreement in respect of Brand 2 Shaft.
Megamore is currently in liquidation and the appointed liquidator will decide whether or not to proceed with this claim. Harmony has prepared a response to each claim to facilitate the liquidator's ability to make a decision. Harmony does not believe the Megamore claims have merit, although there is no guarantee that the liquidator will agree not to proceed with the claim.
On September 23, 2002, Harmony and Durban Roodepoort Deep, another South African gold mining company, filed a complaint with the South African Competition Commission against Iscor, a South African steel producer. The complaint alleges that Iscor is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission did not refer the complaint to the Competition Tribunal. On February 27, 2004, Harmony and Durban Roodepoort Deep referred the complaint to the Competition Tribunal for determination and the parties to the complaint are in the process of exchanging pleadings.
Dividends and Dividend Policy
Harmony has paid interim and final dividends on its ordinary shares in 2002, 2003 and 2004. In each of the last three fiscal years, an interim dividend was declared by the Board for the first six months of the fiscal year and paid during the third quarter of the fiscal year. The final dividend for fiscal 2003 was declared on July 30, 2004 and, accordingly, will be recorded in Harmony's financial statements for fiscal 2004. The holders of Harmony's redeemable convertible preference shares, or the preference shares (none of which are currently outstanding), were not entitled to receive dividends out of Harmony's profits or to participate in any other distribution to the shareholders of Harmony. For information on Harmony's accounting policy relating to dividends, see note 2(u) to the consolidated financial statements.
The following table sets forth the dividends announced and paid in respect of Harmony ordinary shares for the periods indicated.
Total net dividends
per ordinary share
(ZAR cents)
Interim Dividend December 31, 2001 75
Final Dividend June 30, 2002 425
Interim Dividend December 31, 2002 125
Final Dividend June 30, 2003 150
Interim Dividend December 31, 2003 40
Final Dividend June 30, 2004 30
South African law was relaxed to permit the distribution of a company's equity as a dividend, provided that the necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of accumulated profits or other distributable reserves. Previously under South African law, a company's equity could not be distributed as a dividend. Cash dividends paid by Harmony will not bear any interest payable by Harmony. The amount of dividends, if any, paid in the future will depend on Harmony's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board.
Recent Developments
On July 7, 2004, Bendigo announced that it raised A$100 million in a capital raising exercise and subsequently issued additional shares in a employee share purchase plan. As a result, Harmony's shareholding in Bendigo was diluted from 31.8% to its current 11.63% stake. Bendigo is no longer classified as an in vestment in an associate.
Item 9. The Offer and Listing
MARKETS
The principal non-United States trading market for the ordinary shares of Harmony is the JSE, on which the Harmony ordinary shares trade under the symbol "HAR." The ordinary shares of Harmony are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange and are listed on the Premier March of Euronext Paris. Harmony's International Depository Shares are listed on Euronext Brussels. From October 1996 to November 26, 2002, Harmony's ADSs traded in the United States on the Nasdaq Stock Market under the trading symbol "HGMCY." Since November 27, 2002, Harmony's ADSs have traded on the New York Stock Exchange under the trading symbol "HMY." The ADRs representing the ADSs are issued by The Bank of New York, as depository bank.
OFFERING AND LISTING DETAILS
The high and low sales prices in Rand for Harmony's ordinary shares and warrants on the JSE for the periods indicated were as follows:
Harmony ordinary shares
Harmony warrants
1
(Rand per ordinary share)
(Rand per warrant)
High
Low
High
Low
Fiscal year ended June 30, 2002 First Quarter
49.00 38.70 14.75 11.00
Second Quarter 97.00 48.80 49.00 13.30
Third Quarter 129.00 72.00 89.00 29.90
Fourth Quarter 186.80 116.40 140.00 73.00
Full Year 186.80 38.70 140.00 11.00
Fiscal year ended June 30, 2003 First Quarter
179.90 106.00 135.00 68.10
Second Quarter 161.45 116.90 124.00 76.00
Third Quarter 154.00 90.00 56.21 56.21
Fourth Quarter 115.20 73.44 59.33 57.08
Full Year 179.90 73.44 135.00 56.21
Fiscal year ended June 30, 2004 First Quarter
117.20 84.00
Second Quarter 108.50 92.48
Third Quarter 122.51 95.76
Fourth Quarter 97.25 61.00
Full Year 122.51 61.00
Month of
June 2004
76.10 61.00
July 2004 69.00 58.50
August 2004 83.97 65.94
September 2004
1
87.50 74.66
1
September 2004 High/Low values based on share prices to 29 September 2004.
2
Warrants expired as of June 30, 2003.

The high and low sales prices in U.S. dollars for Harmony's ADRs for the periods indicated, as reported the New York Stock Exchange since that date, were as follows:
Harmony ADRs
($ per ADR)
High
Low
Fiscal year ended June 30, 2002 First Quarter
5.69 4.50
Second Quarter 5.16 3.47
Third Quarter 5.66 3.88
Fourth Quarter 6.50 4.50
Full Year 6.50 3.47
Fiscal year ended June 30, 2003 First Quarter.
17.27 9.98
Second Quarter 18.45 11.62
Third Quarter 18.47 11.08
Fourth Quarter 14.90 10.14
Full Year 18.47 9.98
Fiscal year ended June 30, 2004 First Quarter
15.95 10.90
Second Quarter 16.75 13.10
Third Quarter 17.80 13.90
Fourth Quarter 15.62 9.25
Full Year 17.80 9.25
Month of
June 2004
12.13 9.25
July 2004 9.75 11.31
August 2004 13.05 10.41
September 2004 (as of September 27) 13.40 11.38
THE JSE SECURITIES EXCHANGE SOUTH AFRICA
The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.
The JSE is a self-regulated organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. The market capitalization of South African equity securities was approximately R2.19 trillion as of August 31, 2004. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) as of August 31, 2003 was 34.4% on an annualized basis. Trading is concentrated in a relatively small number of companies. As of August 31, 2004, there were 409 listed companies on the JSE.
The JSE settles securities trades through a computerized clearing system of the clearinghouse that the JSE operates. All trades are downloaded from the "JET" automated trading system to the Equity Clearing House system and each week's trades are netted by brokers and settled on a daily basis from Tuesday to Friday, commencing on Tuesday of the following week.
Purchasers of securities must pay their stockbroker for the securities on offer of delivery by the broker or, if delivery is not tendered, within seven business days after the trade date, unless the purchaser has net assets in excess of Rand 10 million or settles through a bank, in which case they are only required to pay on offer of delivery by the broker. Securities are allocated to the account of the purchaser once the broker has received them and they have been fully paid for.

Sellers of securities must deliver their shares to their stockbroker within seven business days after the trade date and receive the proceeds of the sale on delivery, but not before the Tuesday of the following settlement week.
The JSE has undertaken an initiative to dematerialize share certificates in a Central Security Depository operated by STRATE Limited (Share Transactions Totally Electronic), and has introduced contractual, rolling settlement in order to increase the speed, certainty and efficiency of the settlement mechanism and to fall into line with international practices. The STRATE System was fully implemented as of December 2001, and settlement on the JSE is currently made five days after each trade (T+5). The JSE has also stated that it intends eventually to move to a system in which the five-day settlement period is reduced further to T+3 and possibly T+1. Harmony's ordinary shares can, accordingly, only be traded on the JSE electronically in paperless, dematerialized form through the STRATE System. Harmony's shares may be issued initially in certificated form, but must be dematerialized before they can be traded.
Holders of dematerialized securities may withdraw their securities from the STRATE system in exchange for registered certificates. Transfers of securities eligible for inclusion in the STRATE system must be effected through the STRATE system by a deposit or redeposit of the securities to be transferred prior to the transfer.
PLAN OF DISTRIBUTION
Not applicable.
SELLING SHAREHOLDERS
Not applicable.
DILUTION
Not applicable.
EXPENSES OF THE ISSUE
Not applicable.
Item 10. Additional Information
SHARE CAPITAL
Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
This section summarizes certain material provisions of Harmony's Memorandum and Articles of Association, the Companies Act and the JSE listings requirements, each as currently in effect. These descriptions do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those sources. Directions on how to obtain a complete copy of Harmony's Articles of Association are provided under " - Documents on Display" below.
General
Harmony is a public company with limited liability, and is registered under the Companies Act with the Registrar of Companies, Department of Trade and Industry under Registration number 1950/038232/06. Harmony is governed by its Memorandum of Association and Articles of Association, the provisions of the Companies Act and the JSE Listings Requirements. Harmony's operations are also subject to various laws and regulations, including those described in Item 4. "Information on the Company Regulation."

Objects and Purposes
Harmony's objects are set forth in Paragraph 3 of its Memorandum of Association and include:
·   to acquire by purchase, cession, grant, lease, exchange or otherwise any movable or immovable property, mines, mineral property, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, lands, farms, buildings, water rights, concessions, grants, rights, powers, privileges, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description; and any interest therein and rights over the same; and to enter into any contract, option or prospecting contract in respect thereof, and generally to enter into any arrangement that may seem conducive to Harmony's objects or any of them;
·   to carry out all forms of exploration work and in particular to search for, prospect, examine, explore and obtain information in regard to mines, mineral properties, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, mining districts or locations and ground and soil supposed to contain or containing precious stones, minerals or metals of every description;
·   to open, work, develop and maintain gold, silver, diamond, copper, coal, iron and other mines, mineral and other rights, properties and works, and to carry on and conduct the business of raising, crushing, washing, smelting, reducing and amalgamating ores, metals, minerals and precious stones, and to render the same merchantable and fit for use and to carry on all or any of the businesses of miners, mineralogists, metallurgists, amalgamators, geophysicists, smelters, quarry owners, quarrymen and brickmakers;
·   to buy, sell, refine and deal in bullion, specie, coin and precious and base metals, and also precious stones and other products of mining; and
·   to employ and pay mining experts, agents and other persons, partnerships, companies or corporations, and to organize, equip and dispatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands, farms, districts, territories and properties in any part of the world, whether the same are the property of Harmony or otherwise.
Directors
Disclosure of Interests
A Harmony director may not vote in respect of any contract or arrangement in which he or she is interested, and may not be counted in the quorum for the purpose of any resolution regarding such a contract or arrangement. This restriction does not apply, however, to:
·   any arrangement for giving the director a security or indemnity in respect of money lent, or an obligation undertaken, by such director for the benefit of Harmony;
·   any arrangement by which Harmony gives any security to a third party in respect of a debt or obligation of
Harmony for which the director himself or herself has assumed responsibility, in whole or in part, whether under a guarantee or indemnity or by the deposit of a security;
·   any contract by the director to subscribe for or underwrite shares or debentures of Harmony;
·   any contract or arrangement with a company other than Harmony, in which the director holds or controls, directly or indirectly, no more than one percent of shares representing either (i) any class of the equity share capital of that company or (ii) the overall voting rights of that company; or
·   any retirement scheme or fund which relates to both directors and to employees (or a class of employees)
and does not accord to any director, as such, any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.
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
Rotation
At each annual general meeting of Harmony, one-third of the directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. At the next general meeting of shareholders, Ferdi Dippenaar, Nolitha Fakude and Simo Lushaba will retire by rotation at the meeting. Retiring directors are eligible for re-election and said directors have made themselves available for re-election.
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
Share Capital
As of June 30, 2004, the issued share capital of Harmony consisted of a total of Rand 160,370,788, divided into 320,741,577 ordinary shares with a par value of Rand 0.50 each. As of September 30, 2004, the issued share capital of Harmony consisted of Rand 160,409,869.50, divided into 320,819,739 ordinary shares with a par value of Rand 0.50 each. At the annual general meeting held on September 1, 2003, Harmony authorized share capital was increased from 250,000,000 ordinary shares with a par value of Rand 0.50 each to 350,000,000 ordinary shares with a par value of 0.50 each. The terms of the ordinary shares are described in " - Description of Ordinary Shares" below.

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
All cash dividends paid by Harmony are expected to be in Rand. Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends paid in Rand will be converted by the depository to U.S. dollars and paid by the depository to holders of ADRs, to the extent it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, net of conversion expenses of the depository, and in accordance with the Deposit Agreement.
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
The JSE will, however, allow a company to issue shares to third parties without first offering them to existing shareholders, in circumstances such as the following:
·   pursuant to an employee share incentive scheme the terms of which have been approved by the holders of the relevant class of shares in a general meeting;
·   for the acquisition of an asset, provided that if the issue is more than 30% of the company's issued share capital, a simple majority of holders of ordinary shares present and voting, must vote in favor of the acquisition;
·    to raise cash by way of a general issue in the discretion of the directors (but not to related parties) of up to
15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-day weighted average trading price prior to the determination date, provided that the holders of ordinary shares, present and voting at a general meeting, must approve the granting of such authority to the directors by a 75% vote; or
·    to raise cash by way of a specific issue of a specified number or a maximum number of shares for cash provided that the holders of ordinary shares, other than controlling shareholders, present and voting, vote in favor of the resolution to issue the shares at a general meeting by a 75% vote. In terms of JSE listings requirements, the circular to be sent to all shareholders informing them of the general meeting must include, inter alia:

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
·   increase its authorized or paid-up share capital;
·   consolidate and divide all or any part of its shares into shares of a larger amount;
·   increase the number of its no par value shares without an increase of its stated capital;
·   sub-divide all or any part of its shares having a par value;
·   convert all of its ordinary or preference share capital consisting of shares having a par value into stated
capital constituted by shares of no par value and vice versa;
·   convert its stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value;
·   vary the rights attached to any shares whether issued or not yet issued;
·   convert any of its issued or unissued shares into shares of another class;
·   convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;
·   convert any of its issued shares into preference shares which can be redeemed;
·   cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled; or
·   reduce the authorized share capital.
Harmony may by ordinary resolution:
·   reduce its issued share capital;
·   reduce its stated capital; or
·   reduce its capital redemption reserve fund and share premium account.
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
Harmony is required to provide its members with written notice of meetings, which shall specify the place, the day and time of the meeting. In every notice calling a meeting of Harmony or of any class of members of Harmony, there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote in lieu of such person and that a proxy need not also be a member. Notice of a general meeting shall be given to the JSE and to the following persons and no other person shall be entitled to receive notice of general meetings:
·   to every member of Harmony except any member who has not supplied to Harmony a registered address for the giving of notices;
·   to every person entitled to a share in consequence of the death or insolvency of a member;
·   to the directors and auditor for the time being of Harmony; and
·   by advertisement to the holders of share warrants to bearer.
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

The annual general meeting deals with and disposes of all matters prescribed by the Harmony Articles of Association and by the Companies Act, including:
·  the consideration of the annual financial statements and report of the auditors;
·  the election of directors;
·  the appointment of auditors; and
·  any business arising from the annual financial statements considered at the meeting.
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
Title to Shares
The registered holder or holders of any shares shall, during his or their respective lifetimes and while not subject to any legal incapacity, be the only person or persons recognized by Harmony as having any right to, or in respect of, such shares and, in particular, Harmony shall not be bound to recognize:
·   that the registered holder or holders hold such shares upon trust for, or as the nominee of, any other person;
or
·   that any person, other than the registered holder or holders, holds any contingent, future or partial interest in such shares or any interest in any fractional part of any of such shares.
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
Harmony may enter in the register as member, no mine official, of Harmony, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of Harmony or of a member whose estate has been sequestrated or of a member who is otherwise under disability or as liquidator of any body corporate in the course of being wound up which is a member of Harmony, and any person whose name has been so entered in the register shall be deemed to be a member of Harmony.
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
The register of members includes:
·   the names and address of the members;
·   the shares held by each member, distinguishing each share by its denoting number, if any, by its class or kind, and by the amount paid or deemed to be paid thereon;
·   the date on which the name of any person was entered in the register as a member; and
·   the date on which any person ceased to be a member.
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
MATERIAL CONTRACTS
Harmony enters into material contracts in connection with its business, as described in Item 4. "Information on the Company - Business" and in connection with financing arrangements, as described in Item 5. "Operating and Financial Review and Prospects - Liquidity and Capital Resources.
EXCHANGE CONTROLS
Introduction
The following is a general outline of South African exchange controls. Investors should consult a professional adviser as to the exchange control implications of their particular investments.

The Republic of South Africa's exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and between residents and non-residents of the Common Monetary Area are subject to these exchange control regulations, which are enforced by the SARB.

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
The comments below relate to exchange controls in force at June 30, 2004. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.
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
Sale of Shares
Under present South African exchange control regulations, the ordinary shares and ADSs of Harmony are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words "non-resident."
Dividends
Although payments to non-South African residents are subject to SARB approval, in practice, dividends are freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB. "Affected persons" must apply for SARB approval, for the remittance of dividends offshore, if such companies have made use of local borrowing facilities.
As a general matter, an "affected person" that has accumulated historical losses may not declare dividends out of current profits unless and until that person's local borrowings do not exceed the local borrowings limit.
Interest
Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

Voting Rights
There are no limitations on the right of non-resident or foreign owners to hold or vote Harmony's ordinary shares imposed by South African law or by Harmony's charter.
CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS
The discussion in this section is based on current law. Changes in the law may alter the tax treatment of Harmony's ordinary shares or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Harmony's ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of and who do not carry on business in South Africa, and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). Harmony recommends that you consult your own tax advisor about the consequences of holding Harmony's ordinary shares or ADSs, as applicable, in your particular situation.
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
On a subsequent registration of transfer of shares, South African stamp duty is generally payable for off-market transactions (i.e., other than through a stockbroker) and a marketable securities tax, or MST, is generally payable for on-market transactions (i.e., through a stockbroker), each at 0.25% of the market value of the shares concerned. South African stamp duty and MST is payable regardless of whether the transfer is executed within or outside South Africa. In respect of transactions involving dematerialized shares, uncertified securities tax will be payable at the same rates.
There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Transfers of ADSs between non-residents of South Africa will not attract South African stamp duty; however, if securities are withdrawn from the deposit facility or the relevant Deposit Agreement is terminated, stamp duty will be payable on the subsequent transfer of the shares. An acquisition of shares from the depository in exchange for ADSs representing the relevant underlying securities will also render an investor liable to South African stamp duty at the same rate as stamp duty on a subsequent transfer of shares, upon the registration of the investor as the holder of shares on the company's register.

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
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Except as described below under the heading "Non-U.S. Holders," the following summary describes the material U.S. federal income tax consequences for a U.S. holder of owning the ordinary shares. For purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the ordinary shares. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with U.S. holders that will hold the ordinary shares as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization, or person whose "functional currency" is not the U.S. dollar.
This summary is based on laws, regulations, rulings, and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.
You should consult your own tax advisors about the tax consequences of holding the ordinary shares, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, or other tax laws.
If you are not a U.S. holder, or a non-U.S. holder, the discussion below under "- Non-U.S. Holders" will apply to you.
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
Dividends paid in South African Rand will be includible in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depository receives, in the case of the ADSs) the dividend. You generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into U.S. dollars immediately upon receipt by the applicable party.
Capital Gains
If you sell your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount you realize on the sale and your adjusted tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. Long-term capital gain recognized by an individual U.S. holder is generally subject to a maximum tax rate of 15%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax purposes. Your ability to offset capital losses against income is subject to limitations.
Deposits and withdrawals of ordinary shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

To the extent that you incur South African stamp duty, MST or uncertified securities tax in connection with a transfer or withdrawal of ordinary shares as described under " - Certain South African Tax Considerations - Stamp Duty on the Shares" above, such stamp duty, MST or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.
Non-U.S. Holders
If you are a non-U.S. holder of the ordinary shares, you generally will not be subject to U.S. federal income or withholding tax on dividends received on such ordinary shares, unless such income is effectively connected with your conduct of a trade or business in the United States. If you are a non-U.S. holder of the ordinary shares, you will also generally not be subject to U.S. federal income or withholding tax in respect of gain realized on the sale of such ordinary shares, unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. If you are a corporate foreign shareholder, effectively connected income may, under certain circumstances, be subject to an additional branch profits tax.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
General
Harmony is exposed to market risks, including credit risk, foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Harmony may enter into derivative financial instruments to manage these exposures. Harmony has policies in areas such as counterparty exposure and hedging practices, which have been approved by Harmony's senior management. Harmony does not hold or issue derivative financial instruments for trading or economically speculative purposes.
In accordance with FAS 133, Harmony accounts for its derivative financial instruments as hedging transactions if the following criteria are met:
·   both the hedged item and the hedging instrument are specifically identified and documented;
·   management documents the nature of the hedging risk and identifies how the effectiveness of the hedge will be assessed;
·   the effectiveness of the hedge is tested regularly throughout the life of the hedge, and a hedging instrument is identified as highly effective if it is able to offset changes in the fair value of cash flows from the hedged item by between 80% and 125% of the price at which it was fixed;
·   any ineffectiveness of hedged instruments is recognized immediately in the income statement; and
·   in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur.
Foreign Currency Sensitivity
In the ordinary course of business, Harmony enters into transactions denominated in foreign currencies (primarily US dollars and Australian dollars). In addition, Harmony has investments and liabilities in US dollars, Canadian dollars, GB pounds and Australian dollars. As a result, Harmony is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony does not generally hedge its exposure to foreign currency exchange rates. In December 2001 however, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to preserve the revenues from the Free State operations' estimated production for calendar 2002. Harmony fixed the Rand-US dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. Harmony's objective in this hedging activity was to protect these revenues against the risk of the Rand strengthening against the US dollar, as the gold price is US dollar denominated and the costs of the Free State operations are generally Rand-denominated. These currency forward exchange contracts expired on December 31, 2002 and Harmony did not renew these contracts.
The fair values of these currency hedge contracts were determined at specific points in time by comparing the contract price to the then current market price for the maturity date discounted to present value. These values are estimates that involve uncertainties and cannot be determined with precision. The mark-to-market value of these agreements on June 30, 2002, was a positive US$5 million. The valuation was based on exchange rates of R/US$10.42 and the prevailing interest rates and volatilities at the time.
Harmony's liability subject to risk of foreign currency exchange rate fluctuations amounted to $9 million at June 30, 2004 as well as at present. This amount reflects Harmony's only foreign-currency denominated borrowing, which is US dollar denominated debt from BAE Systems plc. See Item 5. "Operating and Financial Review and Prospects - Credit Facilities and Other Borrowings - Outstanding Credit Facilities and Other Borrowings." Based on an exchange rate of Rand 6.23 per US$1.00 (which was the average exchange rate for the fiscal year ended June 30, 2004), a hypothetical 10% appreciation of the Rand against the US dollar would have had an estimated $0.03 million positive impact on Harmony's annual income before tax and a hypothetical 10% devaluation of the

Rand against the US dollar would have had an estimated $0.03 million negative impact on Harmony's annual income before tax. Harmony's revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate because gold is generally sold throughout the world in US dollars, but most of Harmony's operating costs are incurred in Rand. Appreciation of the Rand against the US dollar increases working costs at Harmony's South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from Harmony's South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from Harmony's South African operations. See Item 3. "Key Information - Exchange Rates" and Item 3. "Key Information - Risk Factors - Because most of Harmony's production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony's financial condition could be materially harmed by an appreciation in the value of the Rand."
Commodity Price Sensitivity
General
The market price of gold has a significant effect on the results of operations of Harmony, the ability of Harmony to pay dividends and undertake capital expenditures, and the market prices of Harmony's ordinary shares.
Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Harmony does not have any control. See Item 3. "Key Information - Risk Factors - The profitability of Harmony's operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely." The aggregate effect of these factors, all of which are beyond the control of Harmony, is impossible for Harmony to predict.
Harmony's Hedge Policy
As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. For more detailed information on Harmony's hedge policy, see Item 4. "Information on the Company - Business - Hedge Policy."
In recent years, there have been two instances in which Harmony has made use of gold price hedges: Harmony's forward sale of a portion of the production at Bissett at a set gold price and put options relating to 1 million ounces of Harmony's production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.
In addition, a substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony engaged in a process to reduce the New Hampton and Hill 50 hedge books. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony's Australian operations (including New Hampton and Hill 50). These hedge positions were classified as normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to the agreed-upon prices. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations again, in which these hedge agreements were classified as speculative contracts. The mark-to-market movements on these contracts are reflected in the income statement. Harmony has reduced the remaining hedge positions of the Australian operations by primarily closing out the remainder of these hedge agreements. The resulting hedge portfolio, as of June 30, 2004, covered 495,000 ounces over a five-year period at an average strike price of A$518 per ounce (US$393 per ounce at an exchange rate of A$0.6894 per US$1.00).

Commodity Sales Agreements
Harmony's commodity sales agreements by type of agreement as of June 30, 2004 are set forth below.
Maturity - Scheduled for Delivery in Fiscal Year
Mark-to-
market
2006
2007
2008
2009
Total
$000
FORWARD SALES AGREEMENTS
Ounces
108,000 147,000 100,000 100,000 455,000 (39,969)
A$/ounce. 510 515 518 518 515
CALLS CONTRACTS SOLD Ounces
40,000 - - - 40,000 (1,849)
A$/ounce 552 - - - 552
Total 148,000 147,000 100,000 100,000 495,000 (41,818)
For accounting purposes, Harmony's commodity sales agreements do not meet the hedge accounting criteria. The mark-to-market values of these agreements were determined at specific points in time based on independent valuations, using present value methods or standard option value methods with assumptions about commodity prices based on those observed in the gold market. For the determination as of June 30, 2004, a gold price of US$393.00 million (A$571.00) per ounce was used, together with exchange rates of US$0.6894 per A$1.00 and prevailing market interest rates and volatilities. These values are estimates that involve uncertainties and cannot be determined with precision.
Sensitivity Analysis
A sensitivity analysis of the mark-to-market valuations of Harmony's commodity sales agreements as of June 30, 2004 is set forth below.
Gold spot price at June 30, 2004
Sensitivity to $ gold spot price
$30 $20 $10 393 ($10) ($20) ($30)
Mark-to-market ($ millions). (55) (51) (46) (42) (36) (31) (27)
Weighted average interest rate at June 30, 2004
Sensitivity to Australian dollar interest rates
1.5% 1.0% 0.5% 5.39 (0.5%) (1.0%) (1.5%)
Mark-to-market ($ millions)
(47) (45) (43) (42) (39) (37) (35)
US$/A$ exchange rates at June 30, 2004
Sensitivity to $/A$ exchange
$1.00=
rates
A$0.15 A$0.10 A$0.05 A$1.45 (A$0.05) (A$0.10) (A$0.15)
Mark-to-market ($ millions)
(59) (51) (47) (42) (36) (31) (26)
Commodity Hedging Experience
During fiscal 2001, Harmony acquired New Hampton, which had a hedge book of approximately 1,500,000 ounces.
During fiscal 2002, Harmony acquired Hill 50, which had a hedge book of approximately 1,354,000 ounces as of March 31, 2002. A condition of Harmony's offer for Hill 50 was that each counterparty to hedge contracts with Hill 50 or any of its subsidiaries agree not to terminate, suspend or rescind these contracts. This condition of the offer was satisfied. In fiscal 2002, in line with Harmony's strategy of being generally unhedged, Harmony reduced New Hampton's hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony's Australian operations (including New Hampton and Hill 50). All of these hedge positions were classified as commodity sales agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to the agreed-upon prices. During fiscal 2003, Harmony restructured these hedge contracts again and classified these hedge portfolios as speculative. All mark-to-market movements are accounted for in the income statement.

The percentage of Harmony's total production (excluding production from the Free Gold assets) that was hedged in fiscal 2002 was 1%, and the average price for production sold under the relevant hedging contracts was $286 per ounce of gold. The percentage of Harmony's total production (excluding production from the Free Gold assets) that was hedged in fiscal 2003 was 1%, and the average price for production sold under the relevant hedging contracts was $286 per ounce of gold. During fiscal 2004, no gold production was sold under these hedging contracts as the contracts, which related to the 2004 fiscal year were closed out prior to the various delivery dates.
Realization of Harmony's commodity sales agreements is dependent upon the counterparties performing in accordance with the terms of the relevant contracts. Harmony selects well-established financial institutions as counterparties and has used ten different counterparties for its hedging arrangements that have been converted into commodity sales agreements. These counterparties consist of local and international banks, none of which have previously failed to perform as required under Harmony's hedging arrangements. Although Harmony does not anticipate that any of the counterparties will in the future fail to perform as required under Harmony's commodity sales agreements, Harmony's agreements with the counterparties generally do not require the counterparties to provide collateral or other security to support financial instruments subject to credit risk, but do entitle Harmony to monitor the counterparties' credit health in order to protect itself against exposure to the potential credit loss of the counterparties. The commodity sales agreements cover approximately 4% of Harmony's production, individually and aggregated, over the five years for which Harmony's commodity sales agreements exist. None of the counterparties are affiliates or related parties of Harmony.
In fiscal 2002, Harmony sold 2,388,458 ounces of gold at average price of $283 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $597 million for fiscal 2002, a reduction of approximately $77 million in product sales. In fiscal 2003, Harmony sold 2,366,116 ounces of gold at average price of $330 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $592 million for fiscal 2003, a reduction of approximately $203 million in product sales. These figures exclude sales by the Free Gold Company. In fiscal 2004, Harmony sold 3,225,187 ounces of gold at average price of $385 per ounce. At a gold price of $250, product sales would have amounted to approximately $829 for fiscal 2004, a reduction of approximately $448 million in product sales.
The gold spot price on September 29, 2004 was $413 per ounce. During fiscal 2004, the gold spot price traded in a range from $343 to $427 per ounce.
During fiscal 2003, Harmony has closed out the remaining variable price sales contracts with floors.
Foreign Currency Sensitivity
Harmony's revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.
Harmony however, inherited forward exchange contracts with the acquisition of Avgold. The contracts do not meet the hedging criteria and the mark-to-market movement is reflected in the income statement.
The maturity schedule of the Harmony Group's currency contracts as at June 30, 2004 are set forth below:
Maturity - Scheduled for Fiscal Year
Mark-to-
market
2005
2006
Total
$000
Forward Exchange Contracts
US$ million
79 40 119 47,752
Average strike ZAR/US$ 9.07 9.54 9.23
(Buy US$, sell ZAR, at the agreed exchange rate)
Forward Exchange Call Contracts Sold
US$ million
79 40 119 2,383
Average strike ZAR/US$ 9.07 9.54 9.23
(Sell US$, buy ZAR, at the agreed exchange rate)
Total 50,135

Sensitivity Analysis
A sensitivity analysis of the mark-to-market valuations of Harmony's currency contracts as of June 30, 2004 is set forth below
US$ /ZAR spot rate June 30, 2004
Sensitivity to US$/ZAR spot
$1=
rate
R0.15 R0.10 R0.05 R6.23 (R0.05) (R0.10) (R 0.15)
Mark-to-market ($ millions)
(46.2) (46.9) (47.8) (48.2) (49.1) (50.6) (51.4)
Weighted average interest rate at June 30, 2004
Sensitivity to ZAR interest rates
1.5% 1.0% 0.5% 7.88% (0.5%) (1.0%) (1.5%)
Mark-to-market ($ millions)
(47.0) (47.5) (48.0) (48.2) (49.3) (49.9) (50.6)
Interest Rate Sensitivity
Gold lease rate swaps. Harmony generally does not undertake any specific actions to cover its exposure to interest rate risk. However, through its acquisitions of New Hampton and Hill 50, Harmony holds certain gold lease rate swaps. In addition, during June 2001 Harmony entered into an interest rate swap on a portion of its Rand- denominated senior unsecured fixed rate bonds.
The following table sets forth the gold lease rate swaps held by Harmony as of June 30, 2004 that, by their terms, would have been outstanding as of the dates indicated. The gold lease rates receivable indicated in the following table are the weighted average gold lease rates receivable for all gold lease rate swaps outstanding at each date indicated.
Gold Lease Rate Swaps Outstanding as of June 30, 2004
Mark-to-
market
2005
2006
2007
2008
2009
$000
Gold Lease Rates
(receive interest at fixed rate
indicated and pay at floating rate)
Ounces 585,000 400,000 225,000 125,000 25,000 1,000
Lease rate receivable 1.04% 1.04% 1.05% 1.05% 1.05%
A sensitivity analysis of the mark-to-market valuations of Harmony's gold lease rate swaps as of June 30, 2004 is set forth below.
Gold interest rate at June 30, 2004
Sensitivity to the gold interest rate
as of June 30, 2004
1
1.5% 1.0% 0.5% 0.34% (0.5%) (1.0%) (1.5%)
Mark-to-market ($ millions) (6) (3) (1) 1 4 6 9
1
Gold interest rate is the interest cost of borrowing gold from a central bank, payable in ounces of gold in arrears.
Interest rate swaps. On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1.200 billion ($193 million at an exchange rate of R6.23 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006. In connection with these bonds, Harmony entered into an interest rate swap on Rand 600 million ($96 million at an exchange rate of R6.23 per $1.00). The interest rate swap consists of two tranches: (i) a Rand 400 million ($64 million at an exchange rate of R6.23 per $1.00) tranche which receives a fixed rate of 13% and pays a floating rate of 3 Month JIBAR (reset quarterly) plus 1.8% and (ii) a Rand 200 million ($32 million at an exchange rate if R6.23 per $1.00) tranche which receives a fixed rate of 13% and pays a floating rate at 3 month JIBAR (reset quarterly) plus 2.2%.

A sensitivity analysis of the mark-to-market valuations of Harmony's interest rate swaps as of June 30, 2004 is set forth below.
Weighted average ZAR interest rate at June 30, 2004
Sensitivity to South African Interest Rates
1.5% 1.0% 0.5% 7.88% (0.5%) (1.0%) (1.5%)
Mark-to-market ($ millions)
(4.5) (8.9) (13.3) (17.8) (22.4) (27) (31.7)
The fair values of Harmony's interest rate derivatives were determined at specific points in time by comparing the fixed and floating interest rates based on the current forecast of rates, or the market yield curve, discounted to present value. These values are estimates that involve uncertainties and cannot be determined with precision.
At June 30, 2004, Harmony's assets and liabilities included certain short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates due to their short- term nature and variable interest rate features.
At June 30, 2004, the fair value of Harmony's U.S. dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was estimated at $9 million. Long-term loans approximate fair value as they are subject to market bond floating rates. This analysis represents the hypothetical loss in earnings for debt instruments that are sensitive to changes in interest rates and were held by Harmony as at June 30, 2004. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of LIBOR is estimated to be $0.02 million. Because Harmony's net earnings exposure with respect to debt instruments was tied to the LIBOR rate, this hypothetical loss was modeled by calculating the 10% adverse change in the LIBOR rate, multiplied by the fair value of the respective debt instruments.
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
Metric unit
U.S. equivalent
1 tonne = 1 t = 1.10231 short tons
1 gram = 1 g = 0.03215 ounces
1 gram per tonne = 1 g/t = 0.02917 ounces per short ton
1 kilogram per tonne = 1 kg/t = 29.16642 ounces per short ton
1 kilometer = 1 km = 0.621371 miles
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
Ore reserves: that part of mineralized material which at the time of the reserve determination could be economically and legally extracted or produced. Ore reserves are reported as general indicators of the life of mineralized materials. Changes in reserves generally reflect:
·  development of additional reserves;
·  depletion of existing reserves through production;
·  actual mining experience; and
·  price forecasts.
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

Sulfide: a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite, FeS.
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
At a general meeting held on May 7, 2004, Harmony's shareholders approved resolutions (i) approving the creation and issuing for cash up to a maximum of 1,700 bonds convertible into new ordinary equity shares of Harmony with a principal amount of R1,000,000, comprising a maximum aggregate subscription price of R1,700,000,000, (ii) authorizing the directors of Harmony to allot and issue new ordinary shares on and subject to the terms and conditions of the convertible bonds and (iii) authorizing the directors of Harmony to allot and issue equity securities for cash on such terms and conditions as the directors may from time to time at their sole discretion deem fit, but subject to the requirements of the JSE Securities Exchange.
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
USE OF PROCEEDS
Not applicable.
Item 15. Controls and Procedures
The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. These rules refer to the controls and other procedures of the company that are designed to ensure that information required to be disclosed by the company in the reports that are filed under the Exchange Act is recorded, processed, summarized and reported within required time periods. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report and they have concluded that such controls and procedures were reasonably designed to ensure that information required to be discussed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized or reported within the time period specified in the rules and forms of the SEC.
Item 16A. Audit Committee Financial Expert
At this time Harmony does not have an individual "audit committee financial expert" as defined by the rules of the SEC. The audit committee members through their collected experience do meet a majority of the definitions of the SEC for an "audit committee financial expert" in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principles, overseeing the preparation, audit and evaluation of financial statements. Harmony believes that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics
Harmony is committed to promoting the highest standards of behavior and compliance with laws and regulations. It is further committed to integrity and fair dealing in the conduct of its business. This commitment, which is actively endorsed by Harmony's Board of Directors, is based on a fundamental belief that business should be conducted honestly, fairly and legally. All Harmony employees are expected to share Harmony's commitment to high moral, ethical and legal standards. Harmony's commitment to organizational integrity has been codified in a Code of Ethics, which applies equally to all employees and other representatives of Harmony. The term "employees" is used in the broadest sense and includes: all staff with whom a service contract exists, including management, non- management, directors, contractors, consultants and temporary staff. The Code is designed to inform employees of policies in various areas.
If employees become aware of, or suspect a contravention of the Code, they are encouraged to advise their line manager or the Security Department. Should they wish to remain anonymous, they can also make use of Harmony's "Khuluma" toll-free crime line to report the incident, which is then investigated and dealt with according to Harmony's Disciplinary Code of Conduct. Employees must comply with all applicable laws and regulations, which relate to their activities for and on behalf of Harmony. Employees are expected to ensure that their conduct cannot be interpreted as being in contravention of applicable laws and regulations governing the operations of Harmony, in any way. Harmony does not condone any violation of the law or unethical business dealings by any employee, including any payment for, or other participation in an illegal act, such as bribery. The Code of Ethics is available on Harmony's website at www.harmony.co.za.
Item 16C. Principal Accountant Fees and Services
AUDIT FEES
The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to the principal accountants of Harmony for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Fiscal year ended June 30, 2003 $1.0 million
Fiscal year ended June 30, 2004 $1.1 million
AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:
Fiscal year ended June 30, 2003 $0.4 million
Fiscal year ended June 30, 2004 $0.6 million
Services were in respect of an internal audit.
TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:
Fiscal year ended June 30, 2003 $0.1 million
Fiscal year ended June 30, 2004 $0.1 million
Services comprised advice on capital gains tax issues, treatment of tax in respect of acquisitions and share option schemes.
ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:
Fiscal year ended June 30, 2003 $0.1 million
Fiscal year ended June 30, 2004 $0.1 million

The services comprised consulting advice in respect of corporate governance matters.
AUDIT COMMITTEE APPROVAL
Harmony's audit committee pre-approves every engagement by Harmony of PricewaterhouseCoopers Inc. to render audit or non-audit services. All of the services described above were approved by the audit committee.
Item 16D. Exemptions from Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer
Not applicable.
Item 17. Financial Statements
We have elected to provide financial statements for the fiscal year ended June 30, 2004 and the related information pursuant to Item 18.
Item 18. Financial Statements
INDEX TO FINANCIAL STATEMENTS
Harmony Gold Mining Company Limited
Page
Report of the Independent Registered Public Accounting Firm F-1
Consolidated Income Statements for the years ended June 30, 2004, 2003 and 2002 F-2
Consolidated Balance Sheets at June 30, 2004 and 2003 F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2004, 2003 and 2002
F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002 F-7
Notes to the Consolidated Financial Statements F-8
ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited
Page
Report of the Independent Auditors F-63
Income Statement for the year ended June 30, 2003 and the six month period ended June 30, 2002 F-64
Balance Sheet as at June 30, 2003 F-65
Statement of Shareholders' Equity for the year ended June 30, 2003 and the six month period ended June 30, 2002
F-66
Statement of Cash Flows for the year ended June 30, 2003, and the six month period ended June 30, 2002
F-67
Notes to the Financial Statement F-68

Item 19. Exhibits
1.1
Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony's Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).
1.2
Articles of Association of Harmony, as amended (incorporated by reference to Harmony's Registration Statement on Form 8-A filed on November 18, 2002).
2.1
Notice to shareholders dated September 23, 2003 in respect of the Annual General Meeting held on November 14, 2003.
2.2
Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004.
2.4
Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post- Effective Amendment No. 1 to Harmony's Registration Statement (file no. 3335410) on Form F-6 filed on May 17, 2001).
2.5 Form of ADR (included in Exhibit 2.4).
2.6
Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Harmony's Registration Statement (file no. 0-28798) on Form 20F filed on September 20, 1996).
2.7
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
2.9
The Term Loan Agreement entered into between Africa Vanguard Resources (Doornkop) (Pty) Limited and Nedbank Limited on July 30, 2003 (incorporated by reference to Harmony's Registration Statement on Form 20-F filed on December 23, 2003).
2.10 Shareholder Circular to Avgold shareholders dated April 8, 2004.
2.11 Shareholder Circular to Anglovaal Mining Limited`s ("ARM") shareholders dated March 23, 2004.
2.12
Trust Deed entered into between Harmony and JPMorgan Corporate Trustee Services Limited dated May 21, 2004.
2.13
Agency Agreement between Harmony, JPMorgan Corporate Trustee Services Limited, JPMorgan Chase Bank and JPMorgan Luxembourg SA dated May 21, 2004.
2.14 Form of Global Bond.
2.15 Bond Offering Circular dated May 19, 2004.
3. Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004.
4.1
Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited`s ("ARM") holding in Harmony, ARM Platinum (Pty) Ltd ("ARMPlats") and the African Rainbow Minerals Consortium Limited's debt, signed on February 16, 2004.
4.2
Addendum to Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited signed on March 15, 2004.
4.3
Notarial sale and subscription agreement between Kalahari Goldridge Mining Company Limited, Harmony, ARMPlats and Avmin entered into on February 16, 2004.
4.4 Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (see Exhibit 3).
4.5
Harmony Share Option Scheme (incorporated by reference to Harmony's Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

4.6
Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 16, 2001 (incorporated by reference to Harmony's Registration Statement on Form 20F filed on December 23, 2001).
4.7
Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 14, 2003.
4.8 Form of Harmony's senior unsecured 13% bonds due June 14, 2006 (see Exhibit 2.8).
4.9
Joint Venture Agreement between ARMgold Limited, Harmony and Clidet 383 (Proprietary) Limited, dated April 5, 2002.
4.10
Merger Agreement between ARMgold Limited and Harmony dated September 22, 2003 (incorporated by reference to Harmony's Registration Statement on Form 20-F filed on December 17, 2003).
4.11
Sale of Business Agreement between Anglogold Limited, Clidet 383 (Pty) Ltd and Harmony Gold Mining Company Limited and ARM (Pty) Ltd in respect of the Free Gold assets entered into on December 24, 2001.
8.1 Significant subsidiaries of Harmony Gold Mining Company Limited.
12.1
Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2
Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1 Certification of the chief executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2 Certification of the chief financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
* This document is being furnished in accordance with SEC Release No. 33-8392
SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Harmony hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED
By:
/s/ Zacharias Bernardus Swanepoel
Z. B. Swanepoel
Chief Executive Officer

Date: October 5, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
We have audited the accompanying consolidated balance sheet of Harmony Gold Mining Company Limited and its subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2004 and 2003, and the results of their operations, their cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.
As discussed in note 2(m), note 2(o) and note 2(s) to the consolidated financial statements, the Company changed its method of accounting for mineral and surface use rights during the 2004 fiscal year, its method of accounting for environmental obligations during the 2003 fiscal year, and its method of accounting for share based compensation during the 2002 fiscal year, respectively.
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
Johannesburg, Republic of South Africa
September 30, 2004

Harmony Gold Mining Company Limited

Consolidated Income Statements

For the years ended June 30

2004

2003

2002

$'000

$'000

$'000

REVENUES

Product

sales

1,240,339              781,792              675,287

Interest

received

28,029                21,924                11,107

Dividends received

533

341

1,296

Other income/(expenses) - net

14,155

(21,112)

9,150

1,283,056              782,945              696,840

COSTS AND EXPENSES

Production

costs

1,172,483              601,143              469,398

Deferred stripping costs

(4,119)

(1,397)

(486)

Depreciation and amortization

104,045

60,931

30,183

Impairment of assets

3,145

117,594

44,284

Employment termination and restructuring costs

31,668

5,098

8,775

Corporate expenditure

14,193

7,941

7,641

Exploration expenditure

15,810

10,980

7,065

Marketing and new business expenditure

12,533

7,839

8,741

Loss/(gain) on financial instruments

32,385

(43,154)

(8,939)

Profit on sale of other assets and listed investments

(4,910)

(59,243)

(4,524)

Profit on sale and loss on dilution of investment in associates - net

(65,097)

-

-

Profit on sale of subsidiary

(115)

-

-

Share-based

compensation

7,135                  1,761                  9,434

Equity income of joint venture

(7,918)

(52,843)

(13,176)

Equity (profit)/loss of associated companies

(2,020)

1,233

473

Impairment of investment in associate

1,956

-

-

Interest

paid

56,867                27,396                19,077

(Reversal of provision)/provision for rehabilitation costs

(10,417)

(352)

15,192

Provision for former employees' post retirement benefits

-

503

43

1,357,624              685,430               593,181

(LOSS)/INCOME BEFORE TAX, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES

(74,568)

97,515              103,659

INCOME AND MINING TAX BENEFIT/(EXPENSE)

41,884               (25,255)

(14,368)

(LOSS)/INCOME BEFORE MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES

(32,684)

72,260                89,291

MINORITY INTERESTS

1,281                    (468)

(1,575)

(LOSS)/INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

(31,403)

71,792               87,716

Cumulative effect of changes in accounting principles - net
of tax

-

14,770                        -

NET (LOSS)/INCOME

(31,403)

86,562              87,716

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Income Statements

For the years ended June 30

2004

2003

2002

$'000

$'000

$'000

BASIC (LOSS)/EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

(12.4)

40.3                   57.1

FULLY DILUTED (LOSS)/EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

(12.4)

39.3                   53.1

BASIC (LOSS)/EARNINGS PER SHARE (CENTS)

(12.4)

48.6                   57.1

FULLY DILUTED (LOSS)/EARNINGS PER SHARE (CENTS)

(12.4)

47.4                   53.1

WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE

254,240,500       177,954,245       153,509,862

WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE

254,240,500

182,721,629       165,217,088

DIVIDEND PER SHARE (CENTS)

26.2                    56.5                     6.6

(Loss)/income -- before cumulative effect of changes in accounting principles

(31,403)

71,792               87,716

Cumulative effect of changes in accounting principles - net of tax

-                14,770

-

Net (loss)/income

(31,403)

86,562               87,716

Other comprehensive income/(loss)

Mark-to-market of listed and other investments

(58,280)

(60,710)

(48,909)

Mark-to-market of environmental trust funds

(64)

-

-

Mark-to-market of cash flow hedging instruments

-

(5,088)

6,189

Foreign currency translation adjustment

374,859

250,142

(122,153)

Other comprehensive income/(loss)

316,515

184,344               (67,055)

Comprehensive income

285,112

270,906

20,661

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Balance Sheets

At June 30

2004

2003

$'000

$'000

ASSETS

CURRENT ASSETS

Cash and cash equivalents

217,022

189,040

Receivables

138,118                70,934

Inventories

84,659                75,284

Materials contained in heap leach pads

593

491

Deferred income and mining taxes

71,132

15,778

Total current assets

511,524

351,527

Property, plant and equipment

3,636,773

1,121,592

Other assets

31,838                17,792

Goodwill

32,480                         -

Restricted cash

9,922                         -

Investments

419,378                71,391

Investments in associates

19,908

63,782

Investment in joint ventures

-

272,754

TOTAL ASSETS

4,661,823

1,898,838

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities

382,858

171,472

Income and mining taxes

9,565

17,141

Dividends payable

1,341

1,055

Total current liabilities

393,764              189,668

Long-term loans

509,195

301,572

Deferred income and mining taxes

558,812

209,628

Deferred financial liability

91,513

37,228

Provision for environmental rehabilitation

125,917

62,977

Provision for social plan

1,958

-

Provision for post retirement benefits

1,584

1,017

Commitments and contingencies (note 29) Minority interest

-                18,408

SHAREHOLDERS' EQUITY
Share capital - 350,000,000 (2003: 250,000,000) authorized ordinary shares of
50 South African cents each. Shares issued 321,424,077 (2003: 185,536,615)

25,204

15,712

Additional paid-in capital

2,632,783

971,512

Retained earnings

108,029

194,437

Deferred share-based compensation

(3,624)

(11,556)

Accumulated other comprehensive income/(loss)

216,688

(91,765)

Total shareholders' equity

2,979,080           1,078,340

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY

4,661,823

1,898,838

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Changes in Shareholders' Equity

For the years ended June 30

Accumu-

Number of

lated other

Deferred

ordinary

Number of

Additional

comprehen-

share based

shares        warrants

Share

paid-in       Warrants

Retained

sive

income/

compensa-

issued

issued

capital

capital

issued

earnings

(loss)

tion

Total

$'000

$'000

$'000

$'000

$'000

$'000

$'000

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

4,203

Expiration

of listed

warrants

-

(7,579,900)

15,094

(15,094)

-

-                    -                   -

Deferred

share-based

compensation

-                     -                   -

8,724                     -                   -                    -

(8,724)

-

Amortization of deferred share-based
compensation

-                     -                   -                    -                     -                  -                     -

2,072

2,072

Share-based

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

share-based

compensation

-                     -                   -

8,890                      -                  -                    -

(8,890)

-

Amortization of deferred share-based
compensation

-                     -                    -                    -                     -                  -                    -

3,986

3,986

Share-based

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

-

194,437

(91,765)

(11,556)

1,078,340

Net

loss

-                    -                     -                   -                      -

(31,403)

-

-

(31,403)

Dividends

declared

-                    -                     -                   -                      -

(55,005)

-

-

(55,005)

Issue of shares
- Acquisition of 11.5% interest in Avgold

6,960,964

-

455

83,941

-

-

-

-

84,396

-

Acquisition

of ARMgold

63,666,672                    -

4,308

678,089

-                  -                    -                    -

682,397

- Acquisition of

42.2% interest in Avgold

28,630,526

-

2,048

411,927

-

-

-

-

413,975

-

Acquisition

of Avgold

minorities

33,574,367                    -

2,474

482,986

-                   -                    -                    -

485,460

Exercise

of employee

share

options

703,800                    -

51

4,401                     -                   -                    -                    -

4,452

Share

issue

expenses

-                    -                    -

(11,781)

-                   -                    -                    -

(11,781)

Conversion

of warrants

2,351,133

(2,351,133)

156

13,222                     -                   -                    -                    -

13,378

Warrants

expired

-

(16,897)

-                     -                     -                   -                    -                    -                   -

Consolidation

of share

trusts

-                     -                   -

(7,425)

-                   -                    -                    -

(7,425)

Deferred

share-based

compensation

-                     -                   -

(2,151)

-                   -                    -

797

(1,354)

Amortization of deferred share-based
compensation

-                     -                   -                     -                    -                   -                    -

7,135

7,135

Mark-to-market of listed and other
 investments

-                     -                   -                     -                    -                   -

(58,280)

-

(58,280)

Mark-to-market of environmental
trust funds

-

-                     -                   -                      -                   -

(64)

-

(64)

Foreign

exchange

translation

adjustment

-                     -                   -                      -                   -                   -

374,859

-

374,859

BALANCE - JUNE 30, 2004

321,424,077                     -

25,204

2,624,721

-

108,029

224,750

(3,624)

2,979,080

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Changes in Shareholders' Equity

For the years ended June 30

The following is a reconciliation of the components of accumulated other comprehensive income/(loss) for the periods presented:

Mark-to-market

Mark-to-market

Foreign         Accumulated

of cash flow

of listed and

currency

other

hedging

other

translation

comprehensive

instruments

investments

adjustment

income/(loss)

$'000

$'000

$'000

$'000

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

(5,088)

Mark-to-market of listed and other investments

-

(60,710)

-                   (60,710)

Foreign currency translation adjustment

-

-

250,142

250,142

BALANCE - JUNE 30, 2003

54                        (939)

(90,880)

(91,765)

Mark-to-market of listed and other investments

-

(58,280)

-

(58,280)

Mark-to-market of environmental trust funds

-

(64)

-

(64)

Foreign currency translation adjustment

-

-

374,859

374,859

BALANCE - JUNE 30, 2004

54                    (59,283)

283,979

224,750

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Cash Flows

For the years ended June 30

2004

2003

2002

$'000

$'000

$'000

CASH FLOW FROM OPERATIONS

Sources of cash
Cash received from customers

1,240,339

781,792

675,287

Interest and dividends received

28,562

22,265

12,403

Cash provided by operating activities

1,268,901         804,057          687,690

Uses of cash
Cash paid to suppliers and employees

1,231,713

580,516

498,104

Interest

paid

44,189            27,396           19,077

Income and mining taxes paid

83,881

43,514

8,590

Cash used in operating activities

1,359,783          651,426          525,771

NET CASH (UTILIZED)/PROVIDED BY OPERATIONS

(90,882)

152,631         161,919

CASH FLOW FROM INVESTING ACTIVITIES

Net increase in amounts invested in environmental trusts

(5,529)

(3,733)

(5,547)

Restricted cash

(8,973)

-

-

Cash held by subsidiaries on acquisition

100,872

10,770

14,485

Cash held by subsidiaries at disposal

(69)

-

-

Cash paid for Elandskraal Mines

-

-

(18,453)

Cash paid for joint venture investment and loan (repaid by)/advanced to Free Gold Company

-

21,768

(84,586)

Cash paid for Hill 50 Mines

-

-

(124,774)

Cash paid for Abelle Mines

(85,168)

(105,433)

-

Investment in Bendigo NL

-

-

(22,814)

Investment in Highland Gold

-

(7,635)

(18,104)

Investment in ARM

-

(115,442)

-

Investment in High River

-

(14,514)

-

Other direct costs of acquisition of ARMgold

(195)

-

-

Other direct costs of acquisition of Avgold

(256)

-

-

Cash received for Bissett

2,598

-

-

Loan repaid by minority interest party

-

-

7,951

Proceeds on disposal of listed investments

146,350

89,618

16,115

Increase in other non-current investments

(7,677)

(9,352)

(20,749)

Proceeds on disposal of mining assets

28,981

3,055

3,212

Additions to property, plant and equipment

(112,215)

(99,114)

(58,967)

NET CASH PROVIDED/(UTILIZED) IN INVESTING ACTIVITIES

58,719

(230,012)

(312,231)

CASH FLOWS FROM FINANCING ACTIVITIES

Long-term borrowings raised - net

42,767

102,478

29,472

Ordinary shares issued - net of expenses

7,729

151,285

159,556

Dividends paid

(54,943)

(98,632)

(22,571)

NET CASH (UTILIZED)/GENERATED BY FINANCING ACTIVITIES

(4,447)

155,131          166,457

EFFECTS OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS

64,592

21,067

(70,018)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS

27,982           98,817           (53,873)

CASH AND CASH EQUIVALENTS - JULY 1

189,040           90,223

144,096

CASH AND CASH EQUIVALENTS - JUNE 30

217,022         189,040            90,223

The accompanying notes are an integral part of these consolidated financial statements

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to- market of listed and other investments. See note 3 and note 20.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
1.
NATURE OF OPERATIONS
Harmony Gold Mining Company Limited (the "Company") or (the "Group") is engaged in gold mining and related activities, including exploration, extraction, processing and refining. Gold bullion, the Company's principal product, is currently produced at its operations in South Africa and Australia and sold in South Africa (primarily to the Rand Refinery) and internationally.
2.
ACCOUNTING POLICIES
(a)
USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires the Company's management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.
The following are accounting policies used by the Company which, except as described in note 2(m), note 2(o) and note 2(s) below, have been consistently applied:
(b) CONSOLIDATION:
(i)
Consolidated entities: The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries, and its investments in joint ventures and associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See recent accounting pronouncements in note 2(x) and note 4. The results of any subsidiary acquired or disposed of during the year are consolidated from the effective date of acquisition and up to the effective date of disposal.
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
(iv)
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in intangible assets. Goodwill on acquisition of associates and joint ventures are included in the carrying value of investments in associates and joint ventures.
Goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount and any excess of the carrying value over the fair value would be charged to operations.
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
Fair value adjustments arising on the acquisition of the foreign entities are treated as assets and liabilities of the foreign entity are translated at the closing rate.
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
(iii)
Functional currency: The functional currency of the majority of the Group's operations is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method are included as a separate component of shareholders' equity.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(d)
FINANCIAL INSTRUMENTS are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy. Financial instruments carried on the balance sheet include cash and cash equivalents, money market instruments, investments, receivables, accounts payable, long-term loans, interest free loans, forward sales contracts, option contracts, interest rate swaps and gold leases.
(e)
CASH AND CASH EQUIVALENTS are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.
(f)   NON-CURRENT INVESTMENTS comprise of the following:
(i)
Listed investments: Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at fair value. These investments are classified as available-for- sale investments. Changes in the carrying amount of available-for-sale investments, are excluded from earnings and included as a separate component of shareholders' equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders' equity, are transferred to income/(loss) and included in the determination of the gain/(loss) on disposal of available-for-sale securities. Unrealized losses are recognized in the determination of net income/(loss) when it is determined that a significant decline in the value of the investment, other than temporary, has occurred.
(ii)
Unlisted investments are reflected at cost. If the directors are of the opinion that there has been a permanent diminution in the value of these investments they are written down, with the write down recognized as an expense in the period in which the diminution is determined to have taken place.
(g)
INVENTORIES are valued at the lower of cost and net realizable value. The Company's inventories comprise of consumable stores, gold-in-process and ore stockpiles and are accounted for as follows:
Consumable stores are valued at average cost, after appropriate provision for redundant and slow moving items.
Gold-in-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process. Where mechanized mining is used in underground operations, gold- in-process is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made, normally from when ore is broken underground.
Stockpiles represents coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons (via truck counts and/or input surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to mining operations. Value is added to a stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

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
Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from the pad will not be known until the leaching process is terminated.
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
(k)
HEDGING: The Company accounts for its hedging activities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133 ("SFAS 133"), Accounting for Derivative instruments and Hedging Activities, as amended by Statements of Financial Accounting Standards 137, 138 and 149.
Under FAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting. The Company does not currently hold or issue derivative financial instruments for trading or speculative purposes.
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
Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption under FAS 133 are deferred until settlement. Under these contracts the group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.
Changes in the fair value of derivatives which are not designated as hedges and do not qualify for hedge accounting are recognized in the income statement.
The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge inception date and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
(l)
EXPLORATION COSTS are expensed as incurred prior to the completion of a final feasibility study to establish proved and probable reserves.
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
(iv)
Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the Company. Mineral and surface rights include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to a mineral and surface rights represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination and are recorded at cost of acquisition.
Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property as described above.
The Company's mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.
On April 30, 2004, the Financial Accounting Standards Board ("FASB") issued a FASB Staff Position ("FSP") amending SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") to provide that certain mineral and surface use rights are considered tangible assets and that mineral and surface use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. As a result, the Company has adopted this FSP from July 1, 2003 and has reclassified all of its mineral use rights from intangible assets to property, plant and equipment in its balance sheets for all periods presented and effective July 1, 2003, ceased amortization on exploration stage mineral interests prior to the commencement of production.
The pro forma effect of adopting the new accounting principle on loss before cumulative effect of change in accounting principles, net loss, basic loss per share before change in accounting principles, fully diluted loss per share before change in accounting principles, basic loss per share and fully diluted loss per share for the year ended June 30, 2004, are as follows:
2004
$'000
Loss before cumulative effect of change in accounting principles as reported (31,403)
Plus: Amortization of exploration stage minerals, net of deferred tax of $1.8 million (4,107)
Pro forma loss before cumulative effect of change in accounting principles (35,510)
Pro forma basic loss per share (cents) before cumulative effect of change in accounting principles
(14.0)
Pro forma fully diluted loss per share (cents) before cumulative effect of change in accounting principles
(14.0)
Net loss as reported (31,403)
Plus: Amortization of exploration stage minerals - net of deferred tax of $1.8 million (4,107)
Pro forma net loss (35,510)
Pro forma basic loss per share (cents) (14.0)
Pro forma fully diluted loss per share (cents) (14.0)
(v)
Depreciation and amortization of mineral property interests, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortization related to development projects is first recognized from the date on which the development project reaches commercial production quantities. Other non-mining fixed assets are depreciated by straight line over estimated useful lives of two to five years.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(vi)
Amortization of mineral and surface use rights: Mineral rights associated with production stage mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.
(vii)
Impairment: The recoverability of the carrying value of the long-term assets of the Group, which include development costs, are compared to the net book value of the assets, annually or whenever events or changes in circumstances indicate that the net book value may not be recoverable. To determine whether a long-term asset may be impaired, the estimate of future undiscounted cash flows, calculated on an area of interest basis, is compared to its carrying value. An area of interest is defined by Company as its lowest identifiable levels of cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual mine shafts are written off when a shaft is closed.
Management used the following estimates and assumptions when reviewing the long-lived assets for impairments as at June 30, 2004, 2003 and 2002, respectively:
June 30, 2004:
- A gold price of $380 per ounce at an exchange rate of R7.53 to the $1.00.
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
If an impairment exists on this basis the reductions in the carrying value of the long-lived asset are recorded to the extent the remaining investment exceeds the estimate of future discounted cash flows calculated on an area of interest basis. The expected future discounted cash flows from the use of a long-lived asset is determined by applying a discount rate to the anticipated pre tax future cash flows. The discount rate used is commensurate with the risks involved and was determined with reference to the Group's weighted average cost of capital as determined by the capital asset pricing model. The revised carrying amounts are amortized in line with Group accounting policies.
The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price and exchange rates. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.
(n)
DEFERRED STRIPPING COSTS: The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(o)
ENVIRONMENTAL OBLIGATIONS: SFAS No. 143 , Accounting for Asset Retirement Obligations ("SFAS No. 143") was adopted by the Company with effect from July 1, 2002.
Previously the Company accounted for rehabilitation costs and related accrued liabilities, which were based on the Company's interpretation of current environmental and regulatory requirements, by accruing and expensing these costs over the operating lives of the individual operating mines, principally by the units-of-production method based on estimated above infrastructure proven and probable reserves. Based upon then-current environmental regulations and known rehabilitation requirements, management had included its best estimate of these obligations, on an undiscounted basis, in its rehabilitation accrual.
SFAS No. 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded.
The adoption of SFAS No. 143 resulted in the Company recording an increase in property, plant and equipment, net of $5.6 million; a decrease in provision for environmental rehabilitation of $13.5 million; an increase in deferred tax liabilities of $4.3 million and a $14.8 million credit cumulative effect of a change in accounting principle, net of tax.
Following the adoption of SFAS No. 143, the total amount of recognized liabilities for asset retirement obligations was $44.6 million. These liabilities mainly relate to the obligations at the Company's active mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern the Company's operations.
Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.
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
The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, deferred financial liability and unredeemed capital expenditure. A valuation allowance is recorded to reduce the carrying value of deferred tax assets if it is more likely than not that such assets will not be realized.

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
(iii)
Share-based compensation: Effective July 1, 2001, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") for all share option grants subsequent to that date. Accordingly, the Company fair values all share options granted subsequent to July 1, 2001, at the date of the option grant. The total fair value of the options granted is recorded as deferred share-based compensation as a seperate component of shareholders' equity with a corresponding amount recorded as additional paid-in capital. The deferred share-based compensation is amortized as share-based compensation expense in the income statement over the vesting period of the respective option grant. Prior to July 1, 2001, the Company applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and its related interpretations in accounting for its employee share option plan.
The following is a summary of the pro forma effects on reported net income and earnings per share for fiscal 2004, 2003 and 2002 based on the fair value of options granted prior to July 1, 2001:
2004
2003
2002
$'000
$'000
$'000
(Loss)/income before cumulative effect of change in
accounting principle as reported
(31,403) 71,792 87,716
Plus: Share-based compensation expense recognized 7,135 1,761 9,434
Less: Pro forma share-based compensation expense based
on fair value of all awards granted (9,446) (4,821) (7,096)
Pro forma (loss)/income before cumulative effect of change
in accounting principle as reported
(33,714) 68,732 90,054
Pro forma basic (loss)/earnings per share before cumulative
effect of change in accounting principle - cents
(13.3) 38.6 58.7
Pro forma fully diluted (loss)/earnings per share before
cumulative effect of change in accounting principle - cents
(13.3) 37.6 54.5
Net (loss)/income as reported (31,403) 86,562 87,716
Plus: Share-based compensation expense recognized 7,135 1,761 9,434
Less: Pro forma share-based compensation expense (9,446) (4,821) (7,096)
Pro forma net (loss)/income (33,714) 83,502 90,054
Pro forma basic (loss)/earnings per share - cents (13.3) 46.9 58.7
Pro forma fully diluted (loss)/earnings per share - cents (13.3) 45.7 54.5

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The impact on pro-forma income/(loss) before cumulative effect of change in accounting principle, pro forma net income/(loss), pro forma earnings/(loss) per share before cumulative change in accounting principle, pro forma fully diluted earning per share before cumulative effect of change in accounting principle, pro forma basic earnings/(loss) per share and pro forma fully diluted earnings per share in the table above, which shows the effect of the scheme, may not be indicative of the effect in future years. The Company continues to grant share options to new employees. This policy may or may not continue.
The information above is required to be presented as if the Company had accounted for all its employee share options, granted subsequent to December 31, 1995, under the fair value method of that statement. The fair value of options granted in 2001 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:
2001
Expected life (in years) 6.0
Risk free interest rate 11.19%
Volatility 53.81%
Dividend yield 3.33%
The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models required the input of highly subjective assumptions including the expected share price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee share options granted during the fiscal 2001 under the HSOS 1994 Scheme was R18.90 per share.
(t)   REVENUE RECOGNITION:
(i)
Revenue arising from gold sales is recognized when the risks and rewards of ownership and title have passed to the buyer under the terms of the applicable agreement and the pricing is determinable. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.
(ii)
Interest income: Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.
(iii)
Dividend income is recognized when the shareholders' right to receive payment is established, recognized at the last date of registration.
(u)
DIVIDENDS DECLARED: Dividends proposed and the related transactions thereon are recognized when declared by the the Board of directors. Dividends paid therefore relate to those declared in the current fiscal year. Dividends are payable in South African Rands.
Dividends declared which are payable to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(v)
EARNINGS PER SHARE: Earnings per share is based on net income divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.
(w)
COMPARATIVES: Where necessary comparative figures have been adjusted to conform with changes in presentation in the current fiscal year.
(x) RECENT ACCOUNTING PRONOUNCEMENTS:
In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.
In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. The Company fully adopted FIN 46-R effective June 30, 2004. The Company has completed its evaluation of FIN 46-R and has determined that it is the primary beneficiary of two variable interest entities relating to the Africa Vanguard Resources (Proprietary) Limited transaction. See Note 4.
The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141 and SFAS No. 142 to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.
On March 31, 2004, the FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. This did not have an impact to the Company's financial statements since it did not change the Company's accounting. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FSP in this regard.
On April 30, 2004, the FASB issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. As a result, the Company has reclassified all of its mineral interests from Mineral interests and other intangible assets to Property, plant and equipment, net in its balance sheets and ceased amortization on exploration stage mineral interests on July 1, 2003. See note 2(m)(iv).
The Committee is continuing its evaluation of mining industry accounting issues, which may have an impact on the Company's accounting in the future.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
3.
ACQUISITION AND DISPOSAL OF BUSINESSES
(a)  Agreement with Open Solutions (Proprietary) Limited ("Open Solutions")
On April 24, 2001, the Group entered into an agreement with Open Solutions (25% of which is owned by Khuma Bathong Holdings (Proprietary) Limited), pursuant to which the parties agreed to associate together in a joint venture related to the business of the Elandskraal, or the Elandskraal Venture. Open Solutions, an empowerment group, undertook to purchase a 10% participation interest in the Elandskraal Venture for a cash consideration equal to 10% of the historical acquisition costs (including all transaction costs but excluding loan financing costs) of the Elandskraal mine, in an amount estimated to be approximately R113.7 million ($14.1 million). No gain or loss was recorded in the financial statements of the Group as a result of this transaction. Randfontein has retained the remaining 90% participation interest in the Elandskraal Venture. Under the agreement, the Company also undertook to loan the purchase price to Open Solutions at an interest rate equal to the prime rate less 1%, which will be repaid by Open Solutions from the benefits accruing to Open Solutions attributable to its 10% participation interest. As security for the repayment of this loan, Open Solutions ceded and assigned to Randfontein all its right, title and interest in and to its participation interest (other than the right to appoint three representatives) until the loan is repaid in full.
With effect from April 1, 2002, the Company re-acquired the 10% participation interest in the Elandskraal Mine that it had sold to Open Solutions, which allowed Khuma Bathong to realize its investment and pursue other opportunities in the South African mining industry. The aggregate consideration paid by the Company to Khuma Bathong was $18.5 million. The fair value of the assets acquired were as follows:
2002
$'000
Total purchase price 18,453
Less:   Fair value of assets acquired by Harmony
Property, plant and equipment (9,640)
Net minority interest in Elandskraal (8,813)
Residual purchase price allocated to goodwill -
(b)  Acquisition of interest in Bendigo Mining NL ("Bendigo")
On September 25, 2001, the Company announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares in Bendigo for a total purchase price of approximately of A$50 million ($22.8 million). On December 13, 2001, shareholders of Bendigo approved this subscription and the Company acquired ordinary shares representing approximately 31.8% of the outstanding share capital of Bendigo. On this date, the Company was also granted options to acquire 360 million additional shares of Bendigo at any time before December 31, 2003 at a price of A$0.30 per share for a maximum consideration of A$108 million. If the Company exercised these options, the Company would have owned approximately 50.1% of the diluted capital of Bendigo. Harmony decided not to exercise these options. Bendigo is a single project Australian gold mining development company whose ordinary shares are listed on the Australian Stock Exchange. Bendigo controls the New Bendigo Gold Project in the historic Bendigo goldfields, which includes all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. See subsequent event note 36.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(c)  Acquisition of Hill 50 ("Hill 50")
On December 11, 2001, the Company commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50 for R1,327 million ($110 million). The offer included a cash payment of A$1.35 for each Hill 50 share. The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50's shares and 98.76% of Hill 50's listed options had accepted the Company's offer and this offer had become unconditional. The Company subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. The Company financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on February 28, 2002, with Citibank, N.A., as lead arranger. Hill 50 is an Australian gold mining company with operations mainly in Western Australia, whose ordinary shares and options were traded on the Australian Stock Exchange, prior to the completion of the acquisition by the Company.
For accounting purposes, the Company equity accounted for Hill 50 during the month of March 2002, as it exercised significant influence over the financial and operating policies of Hill 50 during that period. Between April 2002 and June 2002, the Company acquired the remaining outstanding share capital of Hill 50 and the Company accounted for Hill 50 as a subsidiary from April 1, 2002.
The total bid valued Hill 50 at approximately A$233 million ($124.8 million) and was settled in cash by the Company. The acquisition of Hill 50 was accounted for as a purchase, as follows:
2002
$'000
Total purchase price 124,774
Plus:    Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities 12,736
Long-term liabilities 4,580
Deferred financial liability 83,007
Deferred tax 38,875
Less:   Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition (14,485)
Inventories (4,756)
Accounts receivable (2,585)
Investments (10)
Property, plant and equipment (242,136)
Residual purchase price allocated to goodwill -
With effect from April 1, 2002, the Company reports the New Hampton and Hill 50 operating results together within an Australian Operations segment.
(d)  Acquisition of certain assets and liabilities of the Free Gold and Joel mines ("Free Gold assets")
from AngloGold
On November 21, 2001, the Company and African Rainbow Minerals Gold Limited (ARMgold) reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. The Company and ARMgold subsequently formed the Harmony/ARMgold Freegold Joint Venture Company (Proprietary) Limited ("the Free Gold Company") on December 11, 2001, to purchase the Free Gold assets. The Company and ARMgold each own 50% of the outstanding share capital of the Free Gold Company. The Free Gold assets are located in the Free State Province of South Africa, approximately 250 kilometers southwest of Johannesburg. The Free Gold Company was capitalized by means of capital contributions and loans in equal amounts from the Company and ARMgold.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company for R2,200 million ($207 million), plus an estimated amount of R632 million ($59 million) equal to any liability for taxes payable by AngloGold in connection with the sale. R1,800 million ($169 million) of the total purchase price, plus accrued interest, was paid by the Free Gold Company in April 2002 following fulfillment of all conditions precedent and R400 million ($38 million) is payable by the Free Gold Company under an interest-free loan on January 1, 2005. The additional amount relating to taxes was payable by the Free Gold Company as and when the tax liability became payable by AngloGold. The final tax liability amounting to R682 million ($91 million) was paid by the Free Gold Company in June 2003 and the purchase price was adjusted accordingly to reflect the actual tax payment amount. The Free Gold Company and AngloGold jointly managed the Free Gold assets from January 1, 2002 until the Free Gold Company completed the purchase on April 23, 2002, with the profits and cash flows generated by the Free Gold assets up to that date being for the account of the Free Gold Company. On April 23, 2002, the Free Gold Company assumed sole management control of the Free Gold assets.
The Company has equity accounted its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be R2,264 million ($212 million). This figure is the sum of the cash payment of R1,800 million ($169 million), the fair value of the interest-free loan of R270 million ($25 million) and the tax payable to AngloGold of R682 million ($91 million), offset by the cash flows generated by the Free Gold assets during the period that the Free Gold Company and AngloGold jointly managed the Free Gold assets of R488 million ($46 million) as these cash flows were for the account of the Free Gold Company and its shareholders.
With the acquisition of ARMgold on September 22, 2003, the Company gained control over the entire shareholding of the Free Gold Company, and have consolidated this entity since that date.
(e)  Acquisition and disposal of Highland Gold Limited ("Highland Gold")
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
Harmony exercised significant influence over the financial and operating policies of Highland Gold and accounted for the investment under the equity method. On October 14, 2003, Harmony disposed of its investment in Highland Gold for $119.7 million, resulting in a profit on sale of associate of $77.6 million. See note 10.
(f)   Acquisition and disposal of High River Gold Mines Limited ("High River")
On November 22, 2002, the Company purchased 17,074,861 shares, which approximated to 21% of the outstanding share capital of High River for a cash consideration of $14.5 million. High River is a company organized under the laws of Ontario, Canada, is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa. This 21% investment was acquired at a discount of approximately 16% ($0.85 cents per share) from the 30-day weighted average share price for the 30-day period prior to the execution of the agreement with Jipangu, a Japanese investment house. The Company did not exercise significant influance over High River and classified the investment as available-for-sale. Shares issued by High River subsequent to the Company's investment in High River has diluted the Company's shareholding to approximately 16% of High River's outstanding share capital.
On October 17, 2003, the Company disposed of its entire investment in High River for cash proceeds of $22.5 million, resulting in a realized profit of $3.1 million. See note 9.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(g)  Acquisition of Abelle Limited ("Abelle")
On February 26, 2003, the Company announced an agreement to subscribe for shares in Abelle, and following the completion of such share subscription, the intention to undertake a public takeover bid of Abelle. The share subscription comprised of 35 million ordinary Abelle shares at a price of A$0.75 per share. The Company also announced its cash takeover bid at A$0.75 per ordinary share and A$0.45 per listed warrant, and that it had entered into an irrevocable pre-bid acceptance agreement with one of Abelle's major shareholders,Guinness Peat Group Plc, to acquire their 19.9% shareholding in Abelle. Abelle is an Australian mining company whose shares and warrants are traded on the Australian Stock Exchange. Abelle has gold mining assets in Australia and Papua New Guinea, which include a 50% interest in the Hidden Valley Project in Papua New Guinea and a 100% interest in both the Wafi project in Papua New Guinea and the Gidgee Project in Western Australia. With effect from May 1, 2003, the Company had acquired a majority shareholding in Abelle and during the period to June 30, 2003, increased its shareholding such that as at June 30, 2003, the Company had acquired 87% of the issued share capital of Abelle.
On March 15, 2004, the Company further announced that it had made an off-market cash offer to acquire all the ordinary shares and, listed and unlisted options in Abelle that it did not already own. The Harmony offer, valued at approximately $85.2 million, or A$125 million, consisted of the following: (1) A$2.00 per Abelle share; (2) A$1.70 for each of the listed options in Abelle; and (3) a price equal to the difference between the cash price offered to Abelle shareholders and the exercise price for each of the unlisted options.
The offers were made by Harmony's wholly-owned subsidiary, Harmony Gold Australia (Proprietary) Limited. All the conditions precedent and regulatory requirements were met and Harmony proceeded with the compulsory acquisition of the outstanding shares. As of June 30, 2004, Abelle was a 100% owned subsidiary of Harmony.
Abelle has been treated as a majority owned subsidiary of Harmony since the close of Harmony's initial offer to Abelle shareholders in May 2003. The aggregate purchase consideration relating to the Company's acquisition of a 87% interest in 2003, and the remaining minority interest in 2004, were allocated as follows:
2004
2003
$'000
$'000
Total purchase price 85,168 105,433
Plus:    Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities - 2,320
Deferred financial liability - 19
Provision for environmental rehabilitation - 1,334
Deferred tax 24,034 43,308
Less:   Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition - (10,770)
Inventories - (1,224)
Accounts receivable - (534)
Investments - (632)
Property, plant and equipment (80,115) (154,153)
Minority interest (29,087) -
Minority interest in assets acquired and liabilities assumed - 14,897
Residual purchase price allocated to goodwill - -

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(h)  Acquisition of African Rainbow Minerals Limited ("ARM") (formerly Anglovaal Mining Limited)
("Avmin")
On May 8, 2003 and May 14, 2003 the Company acquired a 17.25% interest in ARM through its 50% interest in a joint venture with ARMgold Limited, Clidet 454 (Proprietary) Limited ("Clidet"). The joint venture company purchased 27,786,362 shares in ARM from Anglo American Plc for a cash consideration of R1,209 million ($167 million) on May 8, 2003 and a further 11,003,399 shares for a cash consideration of R478 million ($63 million) on May 14, 2003, giving it a combined interest of 34.5% in the issued share capital of ARM. ARM is listed on the JSE Securities Exchange South Africa and has interests in operating gold, manganese, iron, chrome, platinum, and nickel mines in South Africa, as well as cobalt and copper mines in Zambia.
The Company equity accounted its investment in Clidet from May 8, 2003 through September 22, 2003. With the acquisition of ARMgold on September 22, 2003, the Company obtained control over the entire shareholding of Clidet, and has treated it as a subsidiary from that date (see note 3(j) below). Accordingly, the Company equity accounted its investment in ARM, directly, from September 22, 2003.
The Company continued to equity account its investment in ARM through May 3, 2004, the date on which the Company acquired ARM's 42.2% interest in Avgold. Following the acquisition of Avgold, Harmony has classified the investment in ARM as available-for-sale. See note 3(i) below.
(i)   Acquisition of Avgold Limited ("Avgold")
On July 15, 2003, the Company announced that it had acquired a 11.5% interest in Avgold from Anglo South Africa Capital (Proprietary) Limited for a total consideration of $84.4 million by the issuance of 6,960,964 new Harmony shares. Avgold was listed on the JSE Securities Exchange South Africa and has interests in an operating gold mine, as well as development projects in the Free State province of South Africa. For accounting purposes, the Company equity accounted Avgold since that date, as it exercised significant influence over the financial and operating policies of Avgold.
On November 13, 2003, the Company announced that it had reached in principle an agreement regarding the acquisition of ARM's 42.2% interest in Avgold for a total consideration of $414.0 million. The transaction was completed on May 3, 2004, by the issuance of 28,630,526 new Harmony shares. Following the acquisition of ARM's 42.2% interest, the Company held 53.7% of the outstanding share capital of Avgold and accounted for Avgold as a subsidiary from that date.
On November 13, 2003, Harmony also announced that it would extend a mandatory offer to purchase the outstanding minority shareholders in Avgold in terms of JSE Securities Exchange South Africa Regulations. Accordingly, Harmony proceeded to extend a mandatory offer of 1 Harmony share for every 10 Avgold shares to the remaining Avgold shareholders in a scheme meeting held on May 3, 2004. The High Court of South Africa approved the scheme of arrangement on May 11, 2004, and the scheme of arrangement was completed by the issuance of 33,574,367 new Harmony shares for a total value of $485.5 million. This resulted in Harmony owning 100% of the issued share capital of Avgold.
The total purchase consideration for the acquisition of ARM's 42.2% interest, as well as the mandatory acquisition of minorities, were both measured on November 13, 2003, the date on which both these acquisitions were announced and agreed-upon, and allocated as follows:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
2004
$'000
Shares issued 977,515
Direct costs of acquisition 257
Total purchase price 977,772
Plus:    Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities 13,536
Income and mining taxes 7,003
Deferred financial liability 35,777
Provision for environmental rehabilitation 1,299
Minority interest 2,621
Less:   Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition (183)
Inventories (6,036)
Accounts receivable (5,510)
Investments (5,793)
Property, plant and equipment (1,020,486)
Residual purchase price allocated to goodwill -
Harmony's acquisition of Avgold from ARM, as well as the mandatory acquisition of minority shareholders, as described above, were components of a series of transactions entered into between Harmony, ARM and African Rainbow Minerals Investment (Proprietary) Limited ("ARMI"). The transactions were all indivisible and no component part thereof allowed to proceed or implemented except in conjunction with all the other component parts.
The transactions contemplated involved, amongst others, a series of acquisitions by ARM in exchange for newly-issued shares. This resulted in a dilution of Harmony's interest in ARM from 34.5% to 19.0%, and accordingly, Harmony recorded a loss on dilution of investment in associate of $12.5 million. See note 10.
In addition, Harmony also entered into a voting pool agreement with ARMI in respect of Harmony's remaining interest in ARM. In terms of the voting pool agreement, ARMI has the power and authority to exercise all of the voting rights attaching to Harmony's ARM shares and to appoint itself as proxy in respect thereof at general and other meetings of ARM. The voting pool agreement is effective until the earlier of: (1) the expiry of a three year period; or (2) the date when all of the old order rights (as defined in the Mineral and Petroleum Resources Development Act, 2002) held by Harmony are converted into appropriate new order rights as defined in the Mineral and Petroleum Resources Development Act, 2002.
Because of the decrease in Harmony's investment in ARM below 20%, as well as the voting pool agreement above, Harmony has ceased equity-accounting for its investment in ARM on May 3, 2004. The investment has now been classified as available-for-sale marketable equity securities.
(j)   Acquisition of African Rainbow Minerals Gold Limited ("ARMgold")
On May 2, 2003, Harmony and ARMgold announced details on a proposed merger of their operations. The transaction was effected by the issuance of two Harmony shares for every three ARMgold shares held, resulting in the issuance of 63,666,672 new Harmony shares. The ratio was calculated with reference to the 30 day volume weighted average traded price of Harmony and ARMgold shares prior to the final negotiation of the terms of the merger. In addition, ARMgold paid a special dividend of R6.00 per ARMgold share prior to the implementation of the merger. The transaction was treated as a purchase of ARMgold by the Company for accounting purposes and was completed on September 22, 2003 following the final court approval of the scheme of arrangements.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The total purchase consideration of $697.0 million, measured at the market price of the 63,666,672 new Harmony shares on the date the merger was announced and agreed upon, was allocated as follows:
2004
$'000
Shares issued 696,775
Direct costs of acquisition 195
Total purchase price 696,970
Plus:    Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities 57,837
Income and mining taxes 50,517
Long-term loans 66,092
Deferred tax 206,951
Provision for environmental rehabilitation 30,236
Provision for post retirement benefits 154
Less:   Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition (100,689)
Inventories (4,106)
Accounts receivable (31,266)
Investments (171,588)
Property, plant and equipment (754,795)
Residual purchase price allocated to goodwill 46,313
(k)  Disposal of Harmony Gold (Canada) Incorporated ("Bissett")
On March 17, 2004 the Company disposed of its wholly owned subsidiary, Bissett for total proceeds of $5.6 million to Rice Lake Joint Venture Incorporated, a joint venture controlled by San Gold Resources Corporation ("San Gold") and Gold City Industries Limited ("Gold City"). The Company received 5,000,000 ordinary shares in San Gold, issued at C$0.40 per share, and 5,714,285 ordinary shares in Gold City, issued at C$0.35 per share, as partial consideration for the sale. The balance of $2.6 million was settled in cash, resulting in a net gain on disposal of subsidiary of $0.1 million (See note 11). The investments in San Gold and Gold City, both mineral resources companies with secondary listings on the Toronto Stock Exchange, are classified as available-for-sale.
(l)   Pro-forma information relating to Avgold, ARMgold and Abelle
The consolidated income statements reflect the operating results of Avgold, ARMgold and Abelle since their respective effective acquisition dates.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following unaudited pro-forma data reflect the consolidated results of the Company as if the acquisitions of Avgold, ARMgold and Abelle had taken place on July 1, 2002 and 2003, respectively.
2004
2003
$'000
$'000
Unaudited
Unaudited
Revenues 1,479,265 1,308,285
(Loss)/income before cumulative effect of change in accounting principles (46,454) 171,268
Net (loss)/income (46,454) 186,038
Basic (loss)/earnings per share before cumulative effect of change in accounting principles - cents
(18.3) 96.2
Fully diluted (loss)/earnings per share before cumulative effect of change in accounting principles - cents
(18.3) 93.7
Basic (loss)/earnings per share - cents (18.3) 104.5
Fully diluted (loss)/earnings per share - cents (18.3) 101.8
Average shares used in the computation of basic (loss)/earnings 254,240,500 177,954,245
Average shares used in the computation of fully diluted (loss)/earnings 254,240,500 182,721,629
These pro-forma amounts have been prepared for comparative purposes only and they do not purport to be indicative of the results of operations which actually would have resulted had the business combinations been effected on July 1, 2002 and 2003 or of future results of operations of the consolidated entities.
4.
CONSOLIDATION OF VARIABLE INTEREST ENTITIES - AFRICA VANGUARD RESOURCES (PROPRIETARY) LIMITED TRANSACTION
On January 21, 2003, Randfontein Estates Limited ("Randfontein"), a wholly-owned subsidiary of the Company, entered into an agreement with Africa Vanguard Resources (Proprietary) Limited ("Africa Vanguard Resources"), in terms of which Randfontein disposed of 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard (Proprietary) Limited ("Africa Vanguard), a wholly-owned subsidiary of Africa Vanguard Resources. The total purchase consideration amounted to R250 million ($34 million), which comprised a cash payment of R140 million ($19 million), and R110 million ($15 million) payable over a period of 10 years, the monthly payment amount which is determined by reference to a pre-determined gold price formula. On the same day, Randfontein and Africa Vanguard also entered into a joint venture agreement, in terms of which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area by means of the Doornkop Joint Venture.
The agreements were subject to the fulfillment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The agreements were implemented, and the cash portion of the purchase price of $19 million was received by the Company on August 15, 2003. For accounting purposes, the consideration was not accounted for as a sale as Africa Vanguard has the right to put its share of the Doornkop Joint Venture back to Randfontein for an amount equal to the original purchase consideration.
In addition, as described in note 2(x) above, the Company completed its evaluation of the impact of FIN 46-R during fiscal 2004. The Company determined that both Africa Vanguard and the Doornkop Joint Venture are variable interest entities because of certain capital structures and contractual relationships, primarily the sharing of the expected residual returns with a party that did not have an equity investment at risk that is considered significant to the total expected residual returns, as well as indications of insufficient equity, as defined by FIN 46-R. Finally, Harmony determined that it is the primary beneficiary of both Africa Vanguard and the Doornkop Joint Venture since it expects to absorb the majority of these entities' expected losses and receive a majority of their residual returns. Accordingly, the Company fully consolidated the results of operations and financial position of Africa Vanguard and the Doornkop Joint Venture from August 12, 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
5.
OTHER INCOME/(EXPENSES) - NET
2004
2003
2002
$'000
$'000
$'000
Profit on sale of property, plant and equipment 22,303 2,129 1,965
Foreign exchange (losses)/gains (4,279) (21,078) 9,673
Other (expenditure)/income - net (3,869) (2,163) (2,488)
14,155               (21,112) 9,150
6.
PRODUCTION COSTS
2004
2003
2002
$'000
$'000
$'000
Cash operating costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles as well as transfers to and from deferred stripping. These costs, analyzed by nature, consist of the following:
Labor costs, including contractors 673,483              314,277              265,497
Stores and materials 255,121 145,434 114,785
Water and electricity 124,038 69,634 53,436
Hospital costs 16,960                  7,153                  6,387
Changes in inventory 17,656 (13,265) (1,659)
Other 85,225                77,910 30,952
1,172,483              601,143 469,398
7.
IMPAIRMENT OF ASSETS
2004
2003
2002
$'000
$'000
$'000
Australian operations 3,145 117,594 44,284
The Australian operations recorded an impairment of $3.1 million at its South Kalgoorlie operations, mainly as a result of the depletion of open pit reserves through mining activities in the 2004 fiscal year. Despite continued exploration around the South Kalgoorlie area in the year the mined reserves for open pits were not replaced, which negatively impacted on ore reserves declared at fiscal year end.
The Australian operations reduced their reserve base from 2.3 million ounces in 2002 to 1.5 million ounces in 2003 due to the strength of the Australian dollar compared to the US dollar. This resulted in revised life of mine plans being designed for the Australian operations. Utilizing the revised mine plans and a gold price of $350 per ounce, the life of mine plans did not support the carrying value of the Australian operations assets on an undiscounted cash flow basis. Accordingly an asset impairment of $117.6 million was charged against income, utilizing a discount rate of 8%, which reduced the carrying value of the Australian operations assets to $438 million.
The Company completed the redevelopment programme at New Hampton's Big Bell underground mine during the 2002 fiscal year. Production achieved to that date however indicated that the ore grade of the Big Bell underground mine is significantly lower than the original estimated. This resulted in a re-assessment of the Big Bell ore reserve estimate, which indicated that the life of mine plans should be revised to take account of a lower gold content in the Big Bell ore body. Utilizing the revised mine plans, and a gold price of $295 per ounce, the life of mine plans did not support the carrying value of the Big Bell assets on an undiscounted cash flow basis. Accordingly an asset impairment of $44.3 million was charged against income, utilizing a discount rate of 10%, which reduced the carrying value of the Big Bell assets to $8.8 million.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
8.
EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS
2004
2003
2002
$'000
$'000
$'000
Free State 9,083                  1,574                   1,611
Randfontein and Elandskraal 8,245 1,716 3,549
Evander 3,841                  1,212                     159
Australian operations - 596 3,163
Bissett mine - - 293
Freegold 6,756                          -                          -
ARMgold (Welkom and Orkney) 3,743 - -
31,668                  5,098                  8,775
During the fiscal year ended June 30, 2004, the continued process of restructuring for profitability at the Free State, Randfontein, Elandskraal, Evander, Freegold, Welkom and Orkney operations has resulted in excess labour, which could not be accommodated on other shafts, even with the implementation of continuous operations. The costs of terminating the services of these employees were expensed as incurred. On April 2, 2004 Harmony announced that the Company had commenced a restructuring process following the recent weakening of the gold price in Rand per kilogram terms. Some of the older shafts, which had come to the end of their economic lives, were jointly evaluated by the Company and organised labour, and a process to down-scale production at the shafts was initiated. The detail plan was finalized and announced by June 30, 2004, and accordingly the Company recognized a provision of $26.4 million (comprising mainly of employment termination costs) to cover the estimated costs of the restructuring. The majority of the payments are expected to be made within the next six months and the restructuring is expected to be completed by December 31, 2004. The provision has been included in payroll and leave liabilities. See note 23.
During the fiscal year ended June 30, 2003, the continued process of restructuring at the Free State, Randfontein, Elandskraal and Evander operations as a result of the declining Rand per kilogram gold price, have resulted in excess labor, which could not be accommodated on other shafts, becoming redundant and resulted in their services being terminated. In May 2003 the Company announced that the Big Bell Gold Operations had exhausted all economically viable mineralized material at prevailing or immediately forseeable Australian dollar gold prices and would cease production in July 2003. A provision was raised to cover the estimated cost of terminating the employment of 57 employees at Big Bell. This provision was fully utilized by June 30, 2003.
During the fiscal year ended June 30, 2002, the closure of Virginia 2 shaft and Harmony 4 shaft in the Free State resulted in certain excess labour, which could not be accommodated on other shafts, becoming surplus to requirements and being made redundant. Elandskraal continued the process of restructuring, which was started in the 2001 fiscal year, which lead to certain positions becoming redundant. With the acquisition of Hill 50 in Australia, the Company combined the New Hampton and Hill 50 operations, which lead to certain restructuring and employment termination costs being incurred. At the end of 2001, the Company decided to place Bissett on care and maintenance, due to the mining operations being uneconomic at gold prices at that time. During fiscal 2002, the restructuring process associated with the transition to care and maintenance was completed, and additional costs were incurred. These costs were expensed as incurred.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
9.
PROFIT ON SALE OF OTHER ASSETS AND LISTED INVESTMENTS
2004
2003
2002
$'000
$'000
$'000
Profit on sale of investment in Legend Mining Limited 1,755 - -
Profit on sale of investment in Midas Resources Limited 12 - -
Profit on sale of investment in High River Gold Mines Limited 3,143 - -
Profit on sale of investment in Placer Dome Pacific Limited - 59,243 -
Profit on sale of investment in ARMgold Limited - - 4,524
4,910                59,243                  4,524
On March 23, 2004 Harmony disposed of its investment in Legend Mining Limited, acquired at a value of A$1 million on February 17, 2004 through a share exchange transaction during the sale of Gidgee mine, for $2.6 million, resulting in a profit of $1.8 million.
On March 22, 2004 Harmony disposed of its investment in Midas Resources Limited, acquired at a total cost of A$2 million, for $1.5 million, resulting in a profit of $0.01 million.
On October 17, 2003 the Company disposed of its investment in High River. The investment was acquired at a cost of $14.5 million, resulting in a profit of $3.1 million.
During the 2003 fiscal year the Placer Dome shares, acquired at a total cost of $35 million were disposed of, resulting in a profit of $59 million.
As part of the initial public offering of ARMgold, the Company subscribed for 2,860,000 shares at R38.67 ($3.83) per share. These shares were subsequently disposed of for a profit of $4.5 million, during fiscal 2002.
10. PROFIT ON SALE AND LOSS ON DILUTION OF INVESTMENT IN ASSOCIATES - NET
2004
2003
2002
$'000
$'000
$'000
Profit on sale of investment in Highland Gold Limited 77,595 - -
Loss on dilution of investment in African Rainbow Minerals Limited
(12,498) - -
65,097                         -                          -
On October 14, 2003 the Company disposed of its investment in Highland Gold for $119.7 million. The carrying value of the investment on that date, which was accounted for under the equity method, amounted to approximately $42.1 million, resulting in a profit of $77.6 million.
The Company and ARMgold purchased the investment in ARM through a joint venture, Clidet 454 (Proprietary) Limited ("Clidet"), for $230 million. (See note 3(h)). Since acquisition Harmony equity accounted for the earnings of ARM. The carrying value of the investment was $260.9 million at April 30, 2004, before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony's interest in ARM was diluted from 34.5% to 19.0%. (See note 3(i)). As a result, Harmony recorded a net loss on dilution of $12.5 million.
11. PROFIT ON SALE OF SUBSIDIARY
2004
2003
2002
$'000
$'000
$'000
Profit on sale of investment in Bissett 115 - -

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On March 17, 2004, the Company disposed of the entire share capital of Bissett for $5.6 million. The proceeds were settled by the issue of 5,000,000 shares in San Gold, 5,714,285 shares in Gold City and the balance of $2.6 million in cash. The net asset value of Bissett was $5.5 million, resulting in a profit of $0.1 million for the Group.
12. TAXATION
The Company's income tax benefit/(expense) comprise of:
2004
2003
2002
$'000
$'000
$'000
Current income and mining taxes (5,820) (29,797) (25,604)
Deferred income and mining taxes 47,704 4,542 11,236
Total income and mining taxation benefit/(expense) 41,884 (25,255) (14,368)
The Company's pre-tax (loss)/income before minority interests and cumulative effect of changes in accounting principles comprise of:
2004
2003
2002
$'000
$'000
$'000
South Africa (38,159) 138,259 85,530
Foreign (36,409) (40,744) 18,129
Total (74,568) 97,515              103,659
Mining tax on South African mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of Australian operations are taxed at a standard tax rate of 30%. Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company's income tax provision to differ from the mining statutory tax rate of 46% (2003: 46% and 2002: 46%) were:
2004
2003
2002
$'000
$'000
$'000
Income and mining tax benefit/(expense) on (loss)/income before tax and cumulative effect of changes in accounting principles at the statutory mining tax rate
33,712 (36,807) (46,925)
Valuation allowance raised against deferred tax assets - 1,736 5,226
Non-taxable income/additional deductions 18,063 15,548 (25,998)
Rate adjustment to reflect estimated effective mining tax rate (2,467) (13,870) 32,733
South African mining formula tax rate adjustment 9,861 10,306 9,655
Difference between non-mining tax rate and mining statutory rate on non-mining income
262 6,590 3,106
Change in estimated effective mining tax rate (17,547) (8,758) 7,835
Income and mining tax benefit/(expense)
41,884               (25,255) (14,368)
Effective income and mining tax rate
56% 26% 14%

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The components of the Company's consolidated deferred tax assets/(liabilities) are as follows:
2004
2003
$'000
$'000
Deferred income and mining tax assets:
Deferred financial liability 12,834 623
Unredeemed capital expenditure 60,227 21,342
Provisions, including rehabilitation accruals 17,956 21,491
Tax losses 16,389 7,375
107,406 50,831
Valuation allowance for deferred tax assets - -
Total deferred income and mining tax assets 107,406 50,831
Deferred income and mining tax liabilities: Mining assets
(588,675) (240,816)
Product inventory not taxed (5,794) (3,865)
Convertible bonds - -
Other (617) -
Total deferred income and mining tax liabilities (595,086) (244,681)
Net deferred income and mining tax liabilities (487,680) (193,850)
Net deferred income and mining tax liabilities comprise of: Current deferred income and mining tax assets
71,132 15,778
Non-current deferred income and mining tax liabilities (558,812) (209,628)
Net deferred income and mining tax liabilities (487,680) (193,850)
As at June 30, 2004 the Group has unredeemed capital expenditure of $921.8 million (2003: $193.1 million) and tax losses carried forward of $56.1 million (2003: $2.2 million) available for deduction against future South African mining income. These future deductions are utilizable against mining income generated only from the Group's current mining operations in South Africa and do not expire unless the Group ceases to trade for a period longer than one year.
In terms of Australian taxation legislation, tax losses incurred by Harmony Gold Australia (Proprietary) Limited are carried forward indefinitely. Harmony Gold Australia (Proprietary) Limited has tax losses of $6.0 million (2003: $6.4 million) available for utilization against future profits.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
13. EARNINGS PER SHARE
For the year ended June 30, 2004
Income
Shares
Per-share
(Numerator)
(Denominator)
amount
$'000
(cents)
Basic (loss)/earnings per share
Shares outstanding July 1, 2003 - 185,536,615 -
Weighted average number of ordinary shares issued during the year
- 68,703,885 -
(Loss)/income available to common shareholders
(31,403) 254,240,500                            (12.4)
Effect of dilutive securities
Share options issued to employees
- - -
Diluted (loss)/earnings per share
(31,403) 254,240,500                            (12.4)
The inclusion of share options issued to employees as of June 30, 2004, as potential ordinary shares, would have an anti-dilutive effect on diluted (loss)/earnings per share. Accordingly, such additional shares have not been taken into account in the determination of diluted (loss)/earnings per share.
For the year ended June 30, 2003
Income
Shares
Per-share
(Numerator)
(Denominator)
amount
$'000
(cents)
Basic earnings per share before cumulative effect of change in accounting policy
Shares outstanding July 1, 2002 - 169,929,849 -
Weighted average number of ordinary shares issued during the year
- 8,024,396 -
Income available to common shareholders
71,792                177,954,245 40.3
Effect of dilutive securities
Share options issued to employees
- 3,197,170 -
Warrants issued - 1,570,214 -
Diluted earnings per share
71,792                182,721,629 39.3

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
For the year ended June 30, 2003
Income
Shares
Per-share
(Numerator)
(Denominator)
amount
$'000
(cents)
Basic earnings per share
Shares outstanding July 1, 2002 - 169,929,849 -
Weighted average number of ordinary shares issued during the year
- 8,024,396 -
Income available to common shareholders
86,562                177,954,245 48.6
Effect of dilutive securities
Share options issued to employees
- 3,197,170 -
Warrants issued - 1,570,214 -
Diluted earnings per share
86,562                182,721,629 47.4
For the year ended June 30, 2002
Income
Shares
Per-share
(Numerator)
(Denominator)
amount
$'000
(cents)
Basic earnings per share
Shares outstanding July 1, 2001 - 145,235,791 -
Weighted average number of ordinary shares issued during the year
- 8,274,071 -
Income available to common shareholders
87,716                153,509,862 57.1
Effect of dilutive securities
Share options issued to employees
- 7,346,070 -
Warrants issued - 4,361,156 -
Diluted earnings per share
87,716                165,217,088 53.1
14. RECEIVABLES
2004
2003
$'000
$'000
Value added tax 19,596 7,382
Trade receivables - net of allowance for doubtful accounts of $2.9 million and $0.2 million in 2004 and 2003, respectively
25,108 17,512
Gold receivables 68,835 27,220
Prepayments 4,779 3,350
Interest and other 19,800 15,470
138,118                70,934

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
15. INVENTORIES
2004
2003
$'000
$'000
Gold in-process 53,244 35,449
Supplies 31,415                39,835
84,659                75,284
16. PROPERTY, PLANT AND EQUIPMENT
2004
2003
$'000
$'000
Mining properties, mine development costs and mine plant facilities - cost 4,789,836 1,935,939
Other non-mining assets - cost 28,032 28,291
Accumulated depreciation and amortization (1,181,095) (842,638)
3,636,773           1,121,592
Other non-mining assets consist of freehold land, computer equipment and motor vehicles.
Depreciation of property, plant and equipment amounted to $102.3 million in 2004, $60.4 million in 2003 and
$29.7 million in 2002.
17. OTHER ASSETS
2004
2003
$'000
$'000
Mineral subscriptions, participation rights and slimes dams 7,584 6,289
Deferred stripping 16,157 9,622
Bond issue costs - net of amortization 8,097 1,881
31,838                17,792
Deferred stripping costs are made up as follows:
Opening balance 9,622 8,182
Additions to assets during the period 4,119 1,397
Foreign currency translation differences 2,416 43
Closing balance 16,157 9,622
The deferred stripping balance at the end of fiscal 2004 and 2003 pertains only to Kalgold operations. In terms of the life of mine plan, pre-stripping is performed in the early years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred in those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 8.07 in 2004 and 6.39 in 2003, in respect of the Kalgold operation. These stripping ratios were calculated taking into account the actual strip ratios achieved of 15.86 in 2004 and 10.17 in 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
18. GOODWILL
The Company allocated the goodwill arising from the ARMgold acquisition (see note 3(j)) primarily to the Tshepong and Phakisa reporting units. The allocation was based on the valuations of those shafts and based on the mine-specific synergies arising from the acquisition that are expected to be realized in future. Except for translation differences of $13.8 million, there have been no impairments or other adjustments to the goodwill since acquisition. The goodwill, amounting to $32.5 million, is reflected in the "Free Gold" reportable segment. See note 37.
19. RESTRICTED CASH
2004
2003
$'000
$'000
Bissett proceeds held in trust 1,679 -
Australian dissentient shareholders' funds 5,192 -
Security deposits 3,051 -
9,922                         -
An amount of C$2 million of the proceeds on sale of Bissett is held in trust with Stike and Elliot attorneys in Canada. The amount will be held in trust until clearance is provided by the Canadian tax authority that all outstanding tax obligations by Harmony have been met.
An amount of A$8 million is held to acquire the remaining shares in Australian subsidiaries, as part of the compulsory takeover of shares.
An amount of A$4 million is held in respects of security deposits on mining tenements and credit cards.
20. INVESTMENTS
2004
2003
$'000
$'000
Listed investments
Investments in listed shares (a) 234,991 22,383
Other investments
Unlisted investments and loans (b) 11,013 5,109
Amounts contributed to environmental trust funds     (c) 173,374 43,733
Other -                     166
184,387 49,008
Total non-current investments
419,378                71,391
(a)   Harmony's 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3,
2004, by the issue of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment. Through the same range of transactions, Harmony disposed of its platinum interest in the Kalplats platinum project to ARM for the issue of 2,000,000 new ordinary shares in ARM. The market value of the investment was $233.2 million (R34.00 per share) on June 30, 2004, which resulted in a decrease in the carrying value of the investment. This decrease is viewed as a temporary decrease in market value and thus recorded as a component of other comprehensive income. The majority of the mark- to-market loss in fiscal 2004 relates to the investment in ARM.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On March 17, 2004 the Company received 5,000,000 ordinary shares in San Gold, issued at C$0.40 per share, and 5,714,285 ordinary shares in Gold City, issued at C$0.35 per share, as partial consideration for the sale of the Company's wholly-owned subsidiary, Bissett. San Gold and Gold City are mineral resources companies, which have secondary listings on the Toronto Stock Exchange. The market value of the investment in San Gold was $0.6 million (C$0.19 per share) on June 30, 2004, resulting in a decrease of $0.9 million since acquisition, which was reflected as equity reserves. The market value of the investment in Gold City was $1.0 million (C$0.25 per share) on June 30, 2004, resulting in a decrease of $0.6 million since acquisition, which was reflected in other comprehensive income. The decrease in both companies is considered to be temporary.
On December 30, 2003 Harmony Gold Operations (Proprietary) Limited, a subsidiary of Harmony Gold (Australia) (Proprietary) Limited, received 538,503 shares in Gindalbie Gold NL, as partial consideration for the sale of tenements. As at June 30, 2004 the market value of the shares was $0.04 million (A$0.10 per share).
On November 22, 2002, the Company purchased 17,074,861 High River shares for a cash consideration of $14.5 million. On October 17, 2003, the Company disposed of its entire investment in High River for cash proceeds of $22.6 million, resulting in a profit of $3.2 million on disposal. As part of the consideration for the disposal by Abelle of certain tenements to Midas Resources Limited ("Midas"), Abelle received 10,000,000 Midas ordinary shares valued at A$2 million (US$1.3 million). As at June 30, 2003, the fair value of this investment was $0.7 million. On March 22, 2004, Harmony disposed of its entire investment in Midas Resources for cash proceeds of $1.5 million, resulting in a realized profit of $0.01 million on disposal.
Unlisted investments comprise of various industry related investments and loans, which have been recorded at cost. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. No dividends were received from these investments in the 2004 and 2003 fiscal years (2002: $0.2 million).
(b)
The environmental trust funds are irrevocable trusts under the Group's control. The cash in the trusts are  (c)
invested primarily in interest bearing short-term and other investments and approximate their fair value.
21. INVESTMENT IN ASSOCIATES
Investments in associates comprise of the following:
Market value
Market value
Investment
Description of business
Ownership %
2004
2003
2004
2003
$'000
$'000
Bendigo Mining NL Gold exploration 31.6% 31.8% 19,908 36,751
Highland Gold Limited Gold mining and
exploration -                     31.7% - 128,229
The investments in both Bendigo and Highland Gold were made during fiscal 2002. (Refer to note 3 for more details regarding the respective acquisitions.) The Company received $0.4 million dividends from Highland Gold during the 2004 fiscal year. The Company did not receive any dividends from either Bendigo or Highland Gold during the 2003 fiscal year. Harmony has disposed of its investment in Highland Gold for $119.7 million on October 14, 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following table summarizes the change in value of the Group's investments in associates:
2004
2003
$'000
$'000
Opening carrying amount 63,782 42,791
Shares at cost 84,491 7,635
Net share of results of associates 2,020 (1,233)
Dividend received 338 -
Disposal of associate (42,955) -
Associate now consolidated (95,137) -
Impairment of investment (1,956) -
Foreign currency translation differences 9,325 14,589
Closing carrying amount 19,908 63,782
The Company acquired an equity interest in Avgold of 11.5% on July 15, 2003. During May 2004, the Company increased its investment in Avgold above 50% and consolidated its investment in Avgold from that date. During the period August 2003 to April 2004, Avgold was equity accounted by the Company as it exercised significant influence over the financial and operational policies of Avgold. (Refer to note 3(i) for more detail regarding the Avgold acquisition.)
With the acquisition of ARMgold on September 22, 2003, the Group gained control over the entire shareholding of Clidet. From this date until May 3, 2004, Clidet's 34.5% interest in the outstanding share capital of ARM was equity accounted by the Company as it exercised significant influence over the financial and operational policies of ARM. Harmony's 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3, 2004, by the issuance of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment.
22. INVESTMENT IN JOINT VENTURES
(a) Interest in ArmGold/Harmony Freegold Joint Venture Company (Pty) Ltd
The Company acquired the 50% of the Free Gold Company it did not already own on September 22, 2003. Prior to this date, the Company held its 50% interest in the Free Gold Company, which operates as a gold mining company in the Welkom area of the Free State Goldfields. The Free Gold Company was capitalized by means of capital contributions and loans in equal amounts from the joint venture partners. (Refer to note 3(d) for more details regarding the joint venture formation and the acquisition of the Free Gold assets.) With the acquisition of ARMgold, the Group gained control over the entire shareholding of Free Gold, and have treated it as a subsidiary since that date.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following table summarizes the change in value of the Group's investment in the Free Gold Company joint venture for the 2004 and 2003 fiscal years:
2004
2003
$'000
$'000
Opening carrying amount 157,537 102,578
Loan advanced repaid by joint venture - (21,768)
Dividends received from joint venture - (16,429)
Net share of joint venture results 5,174 50,707
Foreign currency translation differences 5,680 42,449
Joint venture now consolidated (168,391) -
Closing carrying amount - 157,537
The following is a summarized balance sheet and income statement prepared in accordance with US GAAP for the Free Gold Company joint venture:
2003
$'000
Current assets 103,930
Investments 74,077
Property, plant and equipment 306,564
Total assets 484,571
Current liabilities 32,475
Non-current interest-bearing borrowings 37,063
Non-current borrowings from shareholders 191,448
Deferred income and mining taxes 61,543
Provision for environmental rehabilitation 42,604
Provision for post retirement benefits 296
Total liabilities 365,429
Shareholders' equity 119,142
2004
(1)
2003
$'000
$'000
Revenue 56,055 379,401
Costs and expenses (47,990) (241,270)
Income before tax 8,065 138,131
Taxation (2,253) (36,665)
Income before cumulative effect of change in accounting principles 5,812 101,466
Cumulative effect of change in accounting principles - net of tax - (52)
Net income 5,812 101,414
(1)
Through September 22, 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(b)  Interest in Clidet 454 (Pty) Ltd ("Clidet Company")
The Company acquired the 50% of Clidet it did not already own on September 22, 2003. The joint venture company acquired in total a 34.5% interest in the outstanding share capital of ARM from Anglo American Plc for a total cash consideration of R1,687 million ($230 million) in 2003. Clidet was capitalized by means of capital contributions and loans in equal amounts from the joint venture partners. (Refer to note 3(h) for more details regarding the joint venture formation and the acquisition of the ARM interest.) With the acquisition of ARMgold, the Group gained control over the entire shareholding of Clidet, and has treated it as a subsidiary since that date.
The following table summarizes the change in value of the Group's investment in the Clidet Company joint venture since its formation:
2004
2003
$'000
$'000
Opening carrying amount 115,217 -
Shares at cost - 115,432
Net share of joint venture results 2,744 2,135
Foreign currency transaction differences 4,205 (2,350)
Joint not capital Venture now associate (122,166) -
Closing carrying amount - 115,217
23.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
2004
2003
$'000
$'000
Trade payables 70,121 58,983
Short-term portion of long-term loans 93,029 25,644
Short-term borrowings 12,870 2,232
Payroll and leave liabilities 132,369 39,966
Accrued liabilities 64,442 39,673
Other liabilities 10,027 4,974
382,858              171,472

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
24. LONG-TERM LOANS
2004
2003
$'000
$'000
Uncollateralized
Senior uncollaterized fixed rate bonds (a) 192,694 159,788
Fair value adjustment of cash flow hedge (2,768) (4,040)
Less: Amortized discount (524) (647)
189,402               155,101
Convertible uncollaterized fixed rate bonds (b) 272,983 -
Africa Vanguard Resources (Proprietary) Limited    (c) 2,149 -
Total uncollateralized long-term loans
464,534               155,101
Collateralized
BAE Systems Plc (d) 9,001 9,001
Less: Short-term portion (9,001) (9,001)
-                          -
BOE Bank Limited (e) - 49,933
Less: Short-term portion - (16,644)
-                33,289
Nedbank Limited (f) - 113,182
Nedbank Limited (g) 20,585 -
AngloGold Limited (h) 59,769 -
Less: Short-term portion (59,769) -
-                          -
Gold Fields Limited (i) 1,011 -
Less: Short-term portion (443) -
568                         -
BOE Bank Limited (j) 47,325 -
Less: Short-term portion (23,817) -
23,508                         -
Total collateralized long-term loans
44,661              146,471
Total long-term loans
509,195              301,572

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(a)
On June 16, 2001, Harmony launched and priced an issue of South African Rand denominated senior uncollateralized fixed rate bonds in an aggregate principal amount of R1,200 million ($115.5 million), with semi-annual interest payable at a rate of 13% per annum. These bonds will be repayable on June 14, 2006, subject to early redemption at Harmony's option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds are outstanding, Harmony will not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without collateralized the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of $1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.7 million (2003: $0.5 million) (2002: $0.5 million) for amortization of the bond issue costs.
(b)
On May 21, 2004, Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of R1,700 million ($252 million). Interest at a rate of 4.875% per annum is payable semi- annually in arrears on May 21 and November 21 of each year, commencing November 21, 2004. The bonds mature 5 years from the issue date at their nominal value of R1,700 million unless converted into the Company's ordinary shares. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value R0.50 per share. The number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date. The bonds are listed on the London Stock Exchange for Bonds. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Included in the amortisation charge as per the income statement is $0.1 million (2003: $ nil million) (2002: $ nil million) for amortization of the bond issue costs.
(c)
During the year Africa Vanguard borrowed R14 million ($2.0 million) from its holding company AfricaVanguard Resources to service working capital commitments. The loan is uncollateralized and interest free, with no fixed terms of repayment.
(d)
The loan from BAE Systems Plc is a US dollar denominated term loan of $9.0 million for financing the design, development and construction of a facility for the manufacture and sale of value added gold products at Harmony's premises in the Free State. The loan is collateralized by a notarial covering bond over certain gold proceeds and other assets and is repayable in full on April 2, 2005. The loan bears interest at LIBOR plus 2% which is accrued daily from the drawdown date and interest is repayable on a quarterly basis.
(e)
On April 18, 2002 Harmony entered into a South African Rand denominated term loan facility of R500 million ($48.1 million) with BOE Bank Limited for the purpose of partially funding Harmony's acquisition of shares in the Free Gold Company and loans made by Harmony to the Free Gold Company in connection with the acquisition of the Free Gold assets. The facility is collateralized by a pledge of Harmony's shares in the Free Gold Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on April 23, 2006 by way of eight semi-annual capital installments which were due commenced October 23, 2002. The loan bears interest at a rate equal to the JIBAR rate for deposits in Rand plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing July 23, 2002. The following restrictive covenants apply:
(i)    consolidated net worth must be more than R4,600 million ($422.7 million);
(ii)   the total debt to earnings before interest, tax, depreciation and amortization (EBITDA) ratio must not exceed 1.5; and
(iii)  the EBITDA to total debt service ratio should not be less than 3.5.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
In addition, pursuant to this facility, the Company is subject to specified limits on its ability to (i) permit encumbrances over pledged revenues or assets, (ii) make loans or incur specified types of indebtedness, (iii) dispose of more than 25% of its assets, or (iv) make distributions to its shareholders if a default or event of default under this term loan facility has occurred and is continuing. If the Company fails to meet these requirements, the loan may be accelerated and become due and payable in full.
The loan was settled in full on May 28, 2004.
(f)
On May 8, 2003, the Company entered into a term loan agreement with Nedbank Limited for R850 million ($118 million). The purpose of this term loan agreement was to fund the acquisition of 17.25% of Avmin. This term loan was drawn down in two tranches, the first tranche of R611 million ($85 million) was drawn down on May 8, 2003 and the second tranche of R239 million ($33 million) was drawn down on May 13, 2003. The loan is collateralized with guarantees provided by Evander, Randfontein, Kalgold and Lydex and is repayable in full on November 8, 2004. The loan bears interest at the 3-month JIBAR rate, plus a margin of 1.5% as well as stamp duties, liquid and reserving costs all converted to a nacq (nominal amount compounded quarterly) rate. Interest is repayable on a quarterly basis. The loan was settled in full on June 30, 2004. Included in the amortization charge as per the income statement is $0.6 million (2003: $0.1 million) (2002: $ nil) for amortization of the loan issuance costs.
(g)
On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR's purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be capitalised and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalised during the year ended June 30, 2004 amounted to $1.7 million.
(h)
On December 24, 2001 Free Gold entered into an agreement with AngloGold Limited to purchase its Free  Gold assets for R2,881 million ($298 million). R1,800 million ($169 million) was payable on January 1, 2002 at the call rate from this date until the 10th business day after the date of fulfilment of the last of the conditions precedent. R400 million ($38 million) is payable on January 1, 2005 at no interest charge. The balance of the consideration was payable five business days before AngloGold was obliged to pay recoupment tax, capital gains tax and any other income tax on the disposal of the assets at no interest charge. As at September 22, 2003, Free Gold become a fully owned subsidiary of Harmony through Harmony's acquisition of ARMgold.
(i)
On July 1, 2002 Free Gold entered into an agreement with St Helena Gold Mines Limited, a fully owned subsidiary of Gold Fields Limited, to purchase its St Helena assets for R129 million ($12.8 million). R120 million ($11.9 million) was payable on October 29, 2002, being the effective date after the fulfilment of all the conditions precedent. The balance of R9 million ($0.9 million) is payable by way of a 1% royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the 10th of the month following the effective date. As at September 22, 2003, Free Gold become a fully owned subsidiary of Harmony through Harmony's acquisition of ARMgold Limited.
(j)
On April 5, 2002, ARMgold entered into a term loan facility of R500 million ($45.3 million) with BOE Bank Limited for the purpose of partially funding ARMgold's acquisition of shares in Free Gold and loans made by ARMgold to Free Gold in connection with the acquisition of mining assets from AngloGold Limited. The facility is collateralised by a pledge of the following:
(i)    ARMgold's shares in Free Gold;
(ii)   the proceeds to ARMgold from the exercise of call options of Harmony as set out in the Free Gold Joint
Venture Agreement;

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(iii)   the proceeds to ARMgold of put options purchased by ARMgold to create downside protection on the gold price;
(iv)  all amounts owing to ARMgold by Free Gold; and
(v)   monies held to the account of the Distribution Account, being the account to which all distributions by
Free Gold to ARMgold in the form of the distribution on shares or repayments of interest or capital in respect of unsecured shareholder loans, must be credited. There was no balance on this account at June 30, 2004.
The loan is repayable over a 4-year period in bi-annual installments of R90 million ($14.4 million), the first was on December 31, 2002 and the final instalment will be on June 30, 2006. The loan bears interest, compounded monthly, at a fixed interest rate of 15.49%.
The maturity of borrowings is as follows:
2004
2003
$'000
$'000
Current 93,029 25,644
Between 1 to 2 years 208,397 129,699
Between 2 to 5 years 298,550 171,873
Over 5 years 2,248 -
Total borrowings 602,224 327,216
25. DEFERRED FINANCIAL LIABILITY
2004
2003
$'000
$'000
Mark-to-market of financial instruments at year end 91,513 37,738
Mark-to-market of Bendigo options - (510)
91,513                37,228
During the 2004 fiscal year, Harmony closed out 500,000 ounces of the New Hampton and Hill 50 hedge books at a cost of R105 million (US$15 million). This close out is in accordance with Harmony's strategy of being unhedged. The remaining contracts do not meet the hedge accounting criteria and the mark-to-market movement will be reflected in the income statement.
Included in the deferred financial liabilities, is an amount of R300 million (US$48 million) for the mark-to-market valuation of the currency hedge book inherited through the acquisition of Avgold. This hedge book consists of forward exchange contracts and calls sold to the amount of US$119 million.
During the 2003 fiscal year, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$9 million. The outstanding contracts are now treated as speculative and the marked-to-market movement is being reflected in the income statement.
The Bendigo options expired unexercised on December 31, 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
26. PROVISION FOR ENVIRONMENTAL REHABILITATION
2004
2003
$'000
$'000
Asset retirement obligations 125,917 62,977
The following is a reconciliation of the total liability for asset retirement obligations:
Balance as at July 1, 2003 and 2002 62,977 63,125
Impact of the adoption of FAS 143 - (13,491)
Additions to liabilities due to acquisitions 66,013 1,334
Additions and change in estimates 5,671 -
Accretion expenses (10,417) (352)
Foreign currency translation adjustment 1,673 12,361
Balance as at June 30, 2004 and 2003 125,917 62,977
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
The estimated future rehabilitation costs for the South African operations have been amended for changes in estimates related to the effects of the move to continuous operations and the decrease in the Rand per kilogram gold price, decreasing the estimated Life of Mines. Additionally, future cash flows have been revised to reflect changes in estimated cost to be incurred and a decrease in the expected long-term inflation rate in South Africa.
On a pro-forma basis, the liabilities for asset retirement obligations would have been $53.1 million at July 1, 2001 and $49.6 million at June 30, 2002, respectively, had the provisions of FAS 143 been applied at the beginning of fiscal 2002.
The following table presents the impact of the accounting change for the year ended June 30, 2003 and the pro-forma effect for the year ended June 30, 2002 as if the change had been in effect for those periods:
2003
2002
$'000
$'000
(Decrease)/increase to net income (3,439) 2,260
Provision for environmental rehabilitation (4,344) 3,658
Depreciation and amortization (569) (429)
Income tax benefit/(expense) 1,474 (969)
Net (loss)/income before cumulative effect of change in accounting principle (3,439) 2,260
Basic (loss)/earnings per share before cumulative effect of change in accounting principle
(1.9) 1.5
Fully diluted (loss)/earnings per share before cumulative effect of change in accounting principle
(1.9) 1.4

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following table presents pro-forma income before cumulative effect of change in accounting policy, pro-forma basic earnings per share before cumulative effect of change in accounting principle and pro-forma fully diluted earnings per share before cumulative effect of change in accounting principle for the year ended June 30, 2002, as if the company had adopted FAS 143 as of July 1, 2000:
2002
$'000
Income before cumulative effect of change in accounting principle as reported 87,716
Change in accounting method FAS 143 2,260
Pro-forma income before cumulative effect of change in accounting principle 89,976
Pro-forma basic earnings per share before cumulative effect of change in accounting principle 58.6
Pro-forma fully diluted earnings per share before cumulative effect of change in accounting principle
54.5
The following table represents pro-forma net income, pro-forma earnings per share, and pro-forma fully diluted earnings per share for the year ended June 30, 2002, as if the Company had adopted FAS 143 as of July 1, 2000:
2002
$'000
Net income as reported 87,716
Change in accounting method FAS 143 2,260
Pro-forma net income 89,976
Pro-forma basic earnings per share 58.6
Pro-forma fully diluted earnings per share 54.5
27. PROVISION FOR SOCIAL PLAN
2004
2003
$'000
$'000
Recognition of present value of future liability 1,772 -
Charge to income statement - -
Foreign currency translation adjustment 186 12,361
Closing balance 1,958 -
The Company has undertaken to donate R50 million ($8.0 million) over a period of 10 years to The Harmony Gold Mining Company Social Plan Trust in terms of an agreement signed on November 3, 2003. R18.5 million ($2.7 million) was donated during the current fiscal year and the balance will be donated in instalments of R3.5 million ($0.6 million) annually over the next 9 years. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the Company's workforce, to put measures in place to ensure that the technical and life skills of the Company's workforce are developed and to develop the Company's workforce in such a manner to avoid or minimize job losses and a decline in employment through turnaround or redeployment strategies.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
28.  PROVISION FOR POST-RETIREMENT BENEFITS
The provision for former employees' post retirement benefits comprise medical benefits for former South African employees who retired prior to December 31, 1996.
2004
2003
$'000
$'000
The amounts recognized in the balance sheet are as follows:
Accrued post retirement health care costs 1,584 1,017
The following table sets forth the funded status of the post retirement health care costs:
Actuarial present value 1,584 1,017
Plan assets at fair value - -
Accumulated benefit obligation in excess of plan assets 1,584 1,017
Prior service costs - -
Unrecognized net (gain)/loss - -
Post retirement health care liability 1,584 1,017
The amounts recognized in the income statement are as follows:
Interest cost -                          -
Benefits paid -                     503
Net actuarial gains - -
-                     503
2004
2003
$'000
$'000
The movement in the liability recognized in the balance sheet is as follows:
At the beginning of the year 1,017 737
Additions to liabilities due to acquisitions 154 -
Total expenses as above - -
Foreign currency translation adjustments 413 280
At the end of the year 1,584 1,017
The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 7% per annum (2003: 7%) and a discount rate of 12% per annum (2003: 12%). Any increases and decreases in the health care cost inflation rate and discount rate are not expected to have a significant impact on the liability, since the number of employees eligible for benefits is fixed and the liability per employee is capped.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
29.  COMMITMENTS AND CONTINGENCIES
2004
2003
$'000
$'000
Capital expenditure commitments
Contracts for capital expenditure 12,442 3,732
Authorized by the directors but not contracted for 670,878 231,244
683,320              234,976
This expenditure will be financed from existing cash resources.
Contingent liabilities
Guarantees and suretyships 3,089 2,031
Environmental guarantees 15,800 10,014
18,889                12,045
Occupational health care services
Occupational health care services are made available by Harmony to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.
30. HARMONY WARRANTS
In terms of a transaction dated June 29, 2001, 27,082,500 ordinary shares and 9,027,500 options to purchase 9,027,500 additional ordinary shares were issued. Ordinary shares were purchased in integral multiples of three and investors received one warrant for every three shares purchased. Each warrant entitled its holder to purchase, on any business day on or before June 28, 2003, one ordinary share at South African Rand 43.00. 9,010,603 warrants were exercised as at June 30, 2003, but only 6,659,470 ordinary shares had been issued following the warrant conversion resulting in a balance of 2,368,030 ordinary shares underlying the converted warrants that were issued in the 2004 fiscal year. 16,897 warrants were not converted in ordinary shares and lapsed on June 28, 2003. These warrants were traded on the JSE Securities Exchange South Africa and the New York Stock Exchange.
31.  DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS
Cash and equivalents
The carrying amount approximates fair value as a result of the short-term maturity of these instruments.
Investments
The fair value of debt securities is determined using a discounted cash flow method. It is not practical to determine the fair value of unlisted equity investments. These investments are carried at their original cost in the balance sheet.
Receivables, accounts payable and accrued liabilities
The carrying amount of receivables, accounts payable and accrued liabilities approximates fair value as a result of the short-term maturity of these items.
Long-term and short-term debt
The fair value of long-term debt is estimated based on the effective interest rate and expected future cash flows. The fair value of short-term debt approximates the carrying value as a result of the short-term maturity periods.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Interest rate swaps
The fair value of interest rate swaps is determined by reference to quoted market prices for similar instruments.
The fair values of financial instruments were as follows:
2004
Carrying
Fair
value
value
$'000
$'000
Cash and cash equivalents 217,022 217,022
Receivables 138,118 138,118
Investments in listed securities 234,991 234,991
Investments in unlisted securities 11,014 11,014
Accounts payable and accrued liabilities 382,858 382,858
Long and short-term debt 602,224 602,224
Interest rate swaps 2,768 2,768
2003
Carrying
Fair
value
value
$'000
$'000
Cash and cash equivalents 189,040 189,040
Receivables 70,934 70,934
Investments in listed securities 22,383 22,383
Investments in unlisted securities 5,109 5,109
Accounts payable and accrued liabilities 171,472 171,472
Long and short-term debt 327,216 327,216
Interest rate swaps 4,040 4,040
32.  EMPLOYEE BENEFIT PLANS
(a)
PENSION AND PROVIDENT FUNDS: The Group contributes to several defined contribution pension and provident funds governed by the Pension Funds Act, 1956, for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Group's liability is limited to its annually determined contributions.
The provident funds are funded on the ``money accumulative basis'' with the member's and employer's contributions having been fixed in the constitution of the funds.
The Australian group companies make contributions to each employee's Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme ("SGS"). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The Superannuation Guarantee Contributions were set at a minimum of 9% of gross salary and wages for the 2004 fiscal year (2003: 9%).
Substantially all the Group's employees are covered by the abovementioned retirement benefit plans. Funds contributed by the Group for fiscal 2004 amounted to $46.0 million (2003 : $20.5 million and 2002: $18.7 million).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(b)
POST-RETIREMENT BENEFITS OTHER THAN PENSIONS: Skilled workers in South Africa participate inthe Minemed defined contribution medical scheme, as well as other medical schemes. The Group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (the "Minemed scheme"). The Group's contributions to these schemes on behalf of retired and current employees amounted to $7.3 million, $4.4 million and $3.0 million for 2004, 2003 and 2002, respectively.
No post retirement benefits are available to other workers. No liability exists for employees who were members of these schemes who retired after the date noted above. The medical schemes pay certain medical expenses for both current and retired employees and their dependents. Current and retired employees pay an annual fixed contribution to these schemes.
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
(c)  SHARE OPTION SCHEMES
(i)
HARMONY SHARE OPTION SCHEMES: The Company currently has two employee share option schemes, being the Harmony (1994) Share Option Scheme ("HSOS 1994 Scheme") and the Harmony (2001) Share Option Scheme ("HSOS 2001 Scheme"). Pursuant to the rules of the HSOS 1994 Scheme and the HSOS 2001 Scheme certain qualifying employees may be granted options to purchase shares in the Company's authorized but unissued ordinary shares. The HSOS 2001 Scheme was established following approval by the Company's shareholders during fiscal 2002. The HSOS 2001 Scheme came into effect on November 16, 2001, however, options previously issued under the HSOS 1994 Scheme remain in force. The terms of the HSOS 2001 Scheme are substantially equivalent to the terms of the HSOS 1994 Scheme, except that the maximum number of share options that may be granted under the HSOS 2001 Scheme is a fixed amount (8,000,000), rather than a percentage of share capital. Options granted under the HSOS 1994 Scheme are not counted against this maximum. Of the 8,000,000 ordinary shares under the specific authority of the directors in terms of the HSOS 2001 Scheme, 7,572,500 shares have been offered to participants leaving a balance of 427,500 to be offered to eligible employees. Upon the date of adoption of the HSOS 2001 Scheme, 1,065,400 shares were still outstanding under the HSOS 1994 Scheme. Following the adoption of the HSOS 2001 Scheme, no further option grants have been made under the HSOS 1994 Scheme. In terms of the rules of both the HSOS 1994 Scheme and the HSOS 2001 Scheme, the exercise price of the options granted is equal to fair market value of the shares at the date of the grant.
On November 29, 1999, the Company adopted a share purchase scheme (the "Share Purchase Scheme"), in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by the Company. The share purchase trust provides recourse loans to enable employees to acquire shares or exercise their options under the HSOS 1994 Scheme. To date, the Share Purchase Scheme has only been used for the purpose of making recourse loans to employees to enable them to exercise their options under the HSOS 1994 Scheme. The shares acquired by an employee pursuant to the exercise of the option are then pledged by that employee to the share purchase trust to secure repayment of the recourse loan granted by the share purchase trust, plus any interest thereon. The share purchase trust is funded by a loan from the Company, which it repays once it receives repayment of the loans granted to employees. Three non-executive directors of the Company serve as trustees of the share purchase trust. The trustees are not eligible to receive loans from the trust. The Company cancelled the share purchase scheme on March 21, 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Options currently expire no later than 10 years from the grant date. Pursuant to the HSOS 1994 Scheme rules, annually upon anniversary of the grant date, a third of the total options granted are exercisable. Pursuant to the HSOS 2001 Scheme rules, annually upon anniversary of the grant date, a third or a fifth of the total options granted are exercisable, depending on the vesting terms of the respective grant. Proceeds received by the Company from the exercise are credited to share capital and additional paid in capital
Details of the activity in the HSOS 1994 Scheme and the HSOS 2001 Scheme were as follows (for convenience of the reader, the Rand amounts have been converted to US$ at the balance sheet date for the respective fiscal years):
Number of
Average
Average
share
exercise
exercise
Available
options
price
price
for grant
granted
per share
per share
SA Rand
US$
Balance as at June 30, 2001
9,567,628               5,791,700 - -
Share options granted during the year (6,130,100) 6,130,100 - -
Share options exercised during the year - (2,682,900) 26.88 2.59
Share options reserved during the year 1,541,172 - - -
Balance as at June 30, 2002
4,978,700                9,238,900 - -
Share options granted during the year (1,149,100) 1,149,100 - -
Share options exercised during the year - (2,243,300) 37.04 4.93
Share options forfeited during the year 461,800 (461,800) - -
Balance as at June 30, 2003
4,291,400                7,682,900 - -
Share options exercised during the year - (1,143,666) 41.82 6.07
Share options forfeited during the year 683,934 (683,934) - -
Balance as at June 30, 2004
4,975,334                5,855,300 - -
The options exercisable on June 30, 2004 and 2003 were 2,645,738 and 817,300, respectively.
The range of exercise prices for options outstanding at June 30, 2004 was R11.70 to R93.00. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of the Company's share over the period of the grants.
The following tables summarize information relating to the options outstanding at June 30, 2004 (tables are denominated in South African Rand and US$ where applicable):
Outstanding options weighted average
Range of
Number of
Contractual
Exercise
Exercise
prices
shares life
price
price
SA Rand
US$
(in years)
SA Rand
US$
11.70 - 17.40 1.88 - 2.79 3,000 3.43 11.70 1.88
19.50 - 27.20 3.13 - 4.37 218,300 5.84 25.35 4.07
35.40 - 49.60 5.68 - 7.96 4,314,000 7.31 48.60 7.80
91.60 - 93.00 14.71 - 14.93 1,320,000 8.71 91.63 14.71
Total 5,855,300                             7.57 57.42 9.22

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Exercisable options
Weighted
Weighted
Number of
average
average
Range of prices
shares
exercise price
exercise price
SA Rand
US$
Rand
US$
11.70 - 17.40 1.88 - 2.79 3,000 11.70 1.88
19.50 - 27.20 3.13 - 4.37 195,600 25.26 4.06
35.40 - 49.60 5.68 - 7.96 2,177,138 47.92 7.69
91.60 - 93.00 14.71 - 14.93 270,000 91.66 14.72
Total 2,645,738                         50.67 8.14
These options will expire if not exercised at specific dates ranging from December 2007 to March 2013. Market prices for options exercised during the three fiscal periods ended June 30, 2004 ranged from R26.50 to R182.30.
In connection with the share purchase scheme described above, the Company follows the provisions of EITF 00-23 "Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44" for all options granted subsequent to January 18, 2001 and prior to the adoption of FAS 123 on July 1, 2002, due to the share purchase scheme described above. Pursuant to the guidance in EITF 00-23, the Company applied variable accounting for the 700,000 options granted on April 24, 2001, until the earlier of such date upon which such options were exercised, or the share purchase scheme was cancelled. The Company recognized a share-based compensation credit of $2.2 million related to this option grant during fiscal 2003.
On July 1, 2001, the Company changed its accounting policy and adopted FAS 123. FAS 123 requires that all share options granted following the date of adoption, be fair valued and that the fair value be recognized as share-based compensation expense over the options vesting period. Accordingly the Company fair valued the 6,130,100 options granted on November 20, 2001 and recorded deferred share-based compensation of $8.7 million based on a fair value of R9.23 per option granted during the 2002 fiscal year. $2.6 million, $3.1 million and $2.1 million were recognized as share compensation expense during the 2004, 2003 and 2002 fiscal years, respectively, related to the November 20, 2001, option grant. The Company also fair valued the 1,311,000 options granted on March 27, 2003 and recorded deferred share- based compensation of $7.1 million based on a fair value of R42.78 per option granted during the 2003 fiscal year. $3.3 million and $0.7 million was recognized as share compensation expense during the 2004 and 2003 fiscal years, respectively, related to the March 27, 2003, option grant. The Company used the following assumptions in valuing the option grants:
2003
2002
Expected life (in years) 5.0 3.5
Risk free interest rate 11.63% 11.50%
Volatility 45.00% 40.00%
Dividend yield 1.52% 4.00%
The Company used the binomial method in determining the fair value of the options granted.
Pro-forma financial information required by SFAS No. 123 "Accounting for Stock-Based Compensation" regarding net income and earnings per share for the fiscal years 2004, 2003 and 2002 as if the Company had accounted for its employee share options, granted subsequent prior to July 1, 2001, under the fair value method of that statement is presented in note 2(s)(iii) to these financial statements.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(ii)
ABELLE SHARE OPTION SCHEME: Prior to the Company's acquisition of the entire outstanding shareholdings in Abelle, Abelle also had a share option scheme (the "Abelle Scheme"). Abelle established the Abelle Scheme to incentivize and to assist in the recruitment, reward and retention of employees of Abelle. All employees may have been granted options to purchase shares in Abelle's authorized but unissued ordinary shares pursuant to the Abelle Scheme rules. The Abelle Scheme was established following approval by Abelle's shareholders during fiscal 2002. The Abelle Scheme came into effect on April 29, 2002. The maximum number of share options that may have been granted under the Abelle Scheme were not to exceed 5% of the total number of Abelle shares in issue. In terms of the rules of the Abelle Scheme, the exercise price of the options granted must be equal to at least 112% of the fair market value of the shares at the date the participant is invited to apply for an option.
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
Number of
Average
Average
share                exercise
exercise
Available
options
price
price
for grant
granted
per share    per share
AUS$
US$
Balance as at April 30, 2003
7,260,382                2,662,500 - -
Share options granted during the year (1,800,000) 1,800,000 - -
Share options exercised during the year - (22,500) (0.94) (0.76)
Balance as at June 30, 2003
5,460,382                4,440,000 - -
Acquisition of outstanding options by Harmony
(5,460,382) (4,440,000) - -
Balance as at June 30, 2004
-                              -                               - -
Upon acquisition by Harmony of Abelle on May 1, 2003, the 2,667,500 Abelle options outstanding at a weighted average exercise price of A$0.53 per option were fair valued. The weighted average fair value of the outstanding options was determined to be A$0.70 per option, and accordingly deferred share based compensation expense of $1.3 million was recorded $0.78 million and $0.13 was recognized as share- based compensation expense related to these option grants in fiscal 2003, respectively. A further 1,800,000 Abelle options were granted on June 15, 2003 at A$1.01 per option. These options were fair valued at A$0.47 per option and deferred share-based compensation of $0.5 million was recorded. $0.42 million and $0.02 million was recognized as share-based compensation expense during fiscal 2003. As part of the acquisition of the remaining interest in Abelle on March 15, 2004, the Company acquired all the outstanding share options. The Company used the following assumptions in valuing the option grants:
2003
Expected life (in years) 3.0
Risk free interest rate 4.64%
Volatility 53.00%
Dividend yield 0.00%
The Company used the binomial method in determining the fair value of the Abelle options granted.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
33. CASH (UTILIZED IN)/GENERATED FROM OPERATIONS
2004
2003
2002
$'000
$'000
$'000
Reconciliation of (loss)/profit before taxation to cash
(utilizing)/ generated by operations:
(Loss)/income before taxation (74,568) 97,515 103,659
Adjustments for:
Profit on sale of other assets and listed investments (4,910) (59,243) (4,524)
Profit on sale and loss on dilution of investment in associates - net
(65,097) - -
Profit on sale of subsidiary (115) - -
Profit on sale of mining assets (22,303) (2,129) (1,965)
Depreciation and amortization 104,045 60,931 30,183
Impairment of assets 3,145 117,594 44,284
(Loss)/gain on financial instruments 32,385 (43,154) (8,939)
Equity income of joint venture (7,918) - -
Equity (profit)/loss of associated companies (2,020) - -
Impairment of investment in associate 1,956 - -
Net (decrease)/increase in provision for environmental rehabilitation
(12,039) 3,446 15,192
Provision for former employees' post retirement benefits
-                                   3 43
Other non-cash transactions (1,858) 30 81
Income and mining taxes paid (83,881) (43,514) (8,590)
Cash cost to close out hedges (19,349) (8,637) (21,951)
Share-based compensation 7,135                           1,761                           9,434
Increase in deferred stripping assets (4,119) (1,397) (486)
Effect of changes in operating working capital items:
Receivables 25,400                         18,346                         11,347
Inventories                                                                                   (700) (13,126) (8,329)
Accounts payable and accrued liabilities 33,929 24,205 2,480
Cash (utilized in)/generated by operations (90,882) 152,631 161,919

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS
34.
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
Commodity price sensitivity
As a general rule, the Company sells its gold production at market prices. The Company, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. A significant proportion of New Hampton and Hill 50's production was already hedged when acquired by the Company. During this fiscal year, in accordance with Harmony's strategy, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$15 million. During the previous year, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$8 million. The remaining outstanding contracts do not meet hedge accounting criteria and any changes in the fair value of the remaining outstanding contracts will be reflected in the income statement. The contracts of both New Hampton and Hill 50 were restructured towards the end of the 2002 financial year, to normal purchase, normal sale agreements by which the Company was obliged to physically deliver specified quantities of gold at future dates, subject to the pricing arrangements described below. Due to the closure of the hedge agreements as mentioned above, these contracts are accounted for in the income statement.
Maturity schedule of the Harmony Group's commodity contracts by type as at June 30, 2004
Mark-to-
June 30,
June 30,
June 30,
June 30,
market
2006
2007
2008
2009
Total
$'000
Forward Sales Agreements
Ounces 108,000         147,000          100,000          100,000          455,000           39,969
A$/ounce 510                515                 518                 518                 515
Calls Contracts Sold
Ounces 40,000                    - - - 40,000 1,849
A$/ounce 552                    - - - 552
148,000 147,000         100,000          100,000          495,000           41,818
These contracts do not meet hedge accounting criteria and the mark-to-market movement is reflected in the income statement.
The mark-to-market of these contracts resulted in a negative value of US$42 million as at June 30, 2004. These values were based on a gold price of US$ 393 (A$ 571) per ounce, exchange rates of US$1/R6.2275 and A$1/US$ 0.6894 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Maturity schedule of the Harmony Group's commodity contracts by type as at June 30, 2003
Mark-to-
June 30,
June 30,
June 30,
June 30,
June 30,
June 30,
market
2004
2005
2006
2007
2008
2009
Total
$'000
Forward Sales Agreements
Ounces 100,000       175,000       108,000       147,000        100,000       100,000 730,000      26,346
A$/ounce 513               513             510               515               518             518 514
Calls Contracts Sold
Ounces 95,000       130,000         40,000 - - - 265,000        7,612
A$ / ounce 540 512 552 - - - 528
195,000 305,000 148,000 147,000 100,000 100,000 995,000 33,958
The contracts do not meet hedge accounting criteria and the marked-to-market movement is reflected in the income statement from January 2003. The mark-to-market of these contracts was a negative US$34 million as at June 30, 2003. These values were based upon a gold price of US$346 (A$ 514) per ounce, exchange rates of US$/R7.51 and A$/US$ 0.67, respectively, and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.
Foreign currency sensitivity
In the ordinary course of business, the Company enters into transactions denominated in foreign currency (primarily US dollars). In addition, the Group has investments and liabilities in Canadian, Australian and US dollars. As a result the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony's revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.
Harmony however, inherited forward exchange contracts with the acquisition of Avgold. The contracts do not meet hedge accounting criteria and the mark-to-market movement is reflected in the income statement.
Maturity schedule of the Harmony Group's currency contracts as at June 30, 2004
Mark-to-
June 30,
June 30,
market
2005
2006
Total
$'000
Forward Exchange Contracts
US$ million 79 40 119 48,128
Average strike ZAR/US$ 9.07 9.54 9.23
(Buy US$/ sell ZAR at the agreed exchange rate)
Call Contracts Sold
US$ million 79                  40                 119                358
Average strike ZAR/US$ 9.07 9.54 9.23
(Sell US$ call/ ZAR put option)
48,486

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The net effect of the above contracts are a US$Put/ZAR call option sold. The mark-to-market of these foreign exchange forward and option contracts was a negative US$48 million as at June 30, 2004. These values were based upon an exchange rate of US$1/R6.26 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
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
Gold lease rate swaps outstanding as at June 30, 2004:
2005
2006
2007
2008
2009
Ounces 585,000          400,000         225,000          125,000           25,000
Lease rate received 1.04% 1.04% 1.05% 1.05% 1.05%
Gold lease rate swaps outstanding as at June 30, 2003:
2003
2004
2005
2006
2007
2008
2009
Ounces 1,399,000          770,000          585,000         400,000          225,000         125,000           25,000
Lease rate
received                   0.86%
1.03% 1.04% 1.04% 1.05% 1.05% 1.05%
None of the above instruments meet hedge accounting criteria. The mark-to-market of the above contracts was a positive R8 million (US$1 million) as at June 30, 2004 (2003: Positive US$120,000), based on valuations provided by independent treasury and risk management experts.
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative US$3 million as at June 30, 2004 (2003: Negative US$4 million).
Surplus funds
In the ordinary course of business, the Group receives cash from its operations and is required to fund its working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to provide sufficient liquidity at the minimum risk.
35. RELATED PARTY TRANSACTIONS
Our largest shareholder up to May 3, 2004, holding approximately 14% of the Company's issued shares since the ARMgold acquisition was ARMI, represented by Patrice Motsepe, the newly appointed Chairman of the Company's Board of directors since September 22, 2003. In terms of the transaction with ARM, these shares were transferred to ARM.
The Company has, with effect from September 2003, acquired several companies owned by ARMI. These companies had competitive contractual arrangements with ARMgold for the provision of services and supplies related to ARMgold's business which were entered into before the ARMgold merger. These companies may continue to provide services and supplies to Harmony.
Certain of ARMI's subsidiaries and community development companies established for the benefit of the 60,000 community residents living near the ARM Mining Consortium/Anglo Platinum Joint Venture mine received non-interest bearing loans from ARMgold prior to the ARMgold acquisition in the aggregate amount of R37 million ($5.1 million). No interest was charged due to ARMgold's long-term commitments and contribution to upliftment and empowerment, for which ARMgold has received recognition and credit. These loans have been repaid in full as at June 30, 2004.
Pieter Taljaard, Andre Wilkens and Michael King, directors of the Company during the 2004 financial year, all held shares directly in ARMgold. Following the acquisition of ARMgold, these shares were converted to Harmony shares.
As at June 30, 2003, A R Flemming and Lord Renwick of Clifton KCMG each owned, directly and indirectly, shares in Highland Gold. As such, each of them had an interest in Harmony's investment in Highland Gold at that time, which the Company disposed of on October 17, 2003.
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction concluded in the 2004, 2003 and 2002 fiscal years, or in any proposed transaction that has affected or will materially affect Harmony or its investment interests or subsidiaries, other than stated above.
None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currently or has been at any time during the past two financial years indebted to Harmony.
36. SUBSEQUENT EVENTS
(a)
On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, by the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony's shareholding in Bendigo has been diluted from 31.6% to 12.7%. Bendigo is no longer classified as an investment in an associate.
(b)
On August 11, 2004 share options over 4,411,149 shares were reserved for issuance to management of Harmony and 12,908,311 to the broad-based Employees' Share Option Plan.
37. GEOGRAPHICAL AND SEGMENT INFORMATION
The company is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The results of ARMgold have been included from October 1, 2003, and the results of Avgold have been included from May 1, 2004, as these are the dates from which the Company's chief operating decision maker received discrete financial information related to the acquisition during the 2004 fiscal year. The segment results have been presented in International Financial Reporting Standards ("IFRS") and reconciled to US GAAP as IFRS financial information is what the Company's chief operating decision maker reviews in allocating company resources and in making investment decisions.
Segmental information includes the results of ARMgold from October 1, 2003 and Avgold from May 1, 2004, as well as the results of operations of Abelle from May 1, 2003, as part of the Australian operations, as well as the results of the Free Gold joint venture from January 3, 2002 and Hill 50 from April 1, 2002. Gold operations are internally reported based on the following geographic areas: Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, Australian operations, ARMgold and Avgold. The Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, ARMgold and Avgold are specific gold producing regions within South Africa. The Bissett mine, which ceased operations at the end of fiscal 2001, has been reported as part of the "Other" segment for fiscal 2002, 2003 and 2004. The Bissett mine is located in Canada and the New Hampton, Hill 50 and Abelle mines are located primarily in Western Australia. The Company also has exploration interests in Southern Africa and Australia which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.
The segmental split on a geographical basis is:
Year ended June 30, 2004
Reconcil-
iation of
segment
data to the
consoli-
Free State
Evander
Kalgold
Randfontein
Elandskraal
Free Gold
ARMgold
Avgold
dated
(South
(South
(South
(South
(South
(South
Australian
(South
(South
financial
Africa)
Africa)
Africa)
Africa)
Africa)
Africa)
operations
Africa)
Africa)
Other
statements
Total
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
Profit and loss
Revenue
243,823       139,121         31,532       158,099       125,084       344,210       131,468        83,204         19,772
-
(35,974)
1,240,339
Production costs
(245,938)
(130,737)
(28,511)
(145,574)
(141,093)
(301,741)
(110,508)
(78,140)
(11,514)
1,607
23,785
(1,168,364)
Cash operating (loss)/profit
(2,115)
8,384           3,021        12,525        (16,009)
42,469         20,960          5,064
8,258
1,607        (12,189)
71,975
Other
revenues
(4,904)
4,112           1,742          5,602          1,113
19,324
10,341           1,419
95
(84)
3,957
42,717
Other income/(costs)
146,269
(32,514)
(16,486)
(53,916)
(37,182)
(87,633)
(74,511)
(44,501)
(16,982)
(26,816)
55,012
(189,260)
Including:
- Interest e
xpense
(45,637)
(11)
(8)
(130)
(5)
(7,586)
(17)
(6,334)
(31)
(118)
3,010
(56,867)
- Emplo
yment
termination
cost
(9,083)
(3,841)
-          (6,212)
(2,034)
(7,638)
-          (3,743)
-
-
883
(31,668)
- Deprecia
tion and
amortization
(14,653)
(6,040)
(2,240)
(7,821)
(6,919)
(17,078)
(40,156)
(35,042)
(5,109)
(433)
31,446
(104,045)
- Impair
ment of
investment in associate
-                 -                 -                 -                 -                 -                  -                 -                 -
(12,746)
10,790
(1,956)
- Financial
instruments
-
-                  -                 -                 -                 -
(21,057)
-
(11,328)
-                  -
(32,385)
Profit/(loss) before tax
139,250
(20,018)
(11,723)
(35,789)
(52,078)
(25,840)
(43,210)
(38,018)
(8,629)
(25,293)
46,780
(74,568)
Income and mining
tax benefit/
(expense)
8,860          6,482          (1,059)
6,425         13,246          (4,493)
18,144           5,419
(11)
(8,707)
(2,422)
41,884
Net profit/(loss)
for the period before minority interest
148,110        (13,536)
(12,782)
(29,364)
(38,832)
(30,333)
(25,066)
(32,599)
(8,640)
(34,000)
44,358
(32,684)
Capital expenditure*
10,182
13,609
4,405
20,495
17,656
268,953
30,502
615,586
1,107,911
1,278
(1,946,093)
126,484
Total assets
4,222,722
65,049
2,409
(138,707)
253,553
508,172
213,775
(65,169)
69,059
(303,520)
(165,520)
4,661,823
Total liabilities
601,153
35,319
4,279
(153,799)
270,253
394,539
372,139
49,144
75,671
(158,354)
192,399
1,682,743
(*) For management reporting purposes, capital expenditure resulting from business combinations has been included in the reported segments.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2003
Reconcilia-
tion
of segment
Free Gold
data to the
Free
Rand-
Elands-
Joint                                         consoli-
State
Evander
Kalgold
fontein
kraal
Venture
dated
(South
(South
(South
(South
(South
(South
Australian
financial
Africa)
Africa)
Africa)
Africa)
Africa)
Africa) operations
Other  statements
Total
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
Profit and loss
Revenue 206,112       116,917         24,536       161,655       120,888       189,701       165,351 - (203,368) 781,792
Production costs (166,295) (87,113) (16,552) (104,185) (100,459) (116,388) (134,104) - 125,350 (599,746)
Cash operating profit 39,817         29,804          7,984         57,470        20,429        73,313          31,247 - (78,018) 182,046
Other revenues (2,647) 1,994 (12) (555) 930 14,107 3,375 (6,231) (9,808) 1,153
Other (costs)/income (21,757) (8,822) (2,162) (8,727) (23,548) (20,583) (98,419) 13,477 84,857 (85,684)
Including:
- Interest e xpense (27,021) (79) (2) (194) (1) (7,734) (26) (73) 7,734 (27,396)
- Emplo yment termination cost (1,574) (1,212) - (565) (1,152) - (595) - - (5,098)
- Deprecia tion and amortization (10,697) (4,492) (1,305) (7,160) (3,719) (7,622) (28,479) (285) 2,828 (60,931)
- Impairment -                  -                 -                -                  -                 - (88,909) - (28,685) (117,594)
- Financial instruments - -                  -                -                  -                 - 48,195                - (5,041) 43,154
Profit/(loss) before tax 15,413          22,976          5,810        48,188         (2,189) 66,837        (63,797) 7,246          (2,969) 97,515
Income and mining tax (expense)/benefit
(2,303) (5,665) (1,037) (16,390) (8,439) (17,982) 27,141 (5,285) 4,705 (25,255)
Net profit/(loss) for the period before minority interest
13,110 17,311 4,773 31,798 (10,628) 48,855 (36,656) 1,961 1,736 72,260
Capital expenditure
13,859        10,807           7,620          4,030         15,460        37,340 157,100 267        (37,341) 209,142
Total assets
812,220      148,746          51,392      288,248         46,674       183,910       127,611       358,090      (133,831) 1,883,060
Total liabilities
443,863        39,109          (1,632) 74,150        24,962 104,129 163,773        19,606        (63,240) 804,720

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2002
Reconcilia-
tion
of segment
Free Gold
data to the
Free
Rand-
Elands-
Joint                                         consoli-
State
Evander
Kalgold
fontein
kraal
Venture
dated
(South
(South
(South
(South
(South
(South
Australian
(*)
financial
Africa)
Africa)
Africa)
Africa)
Africa)
Africa) operations
Other statements
Total
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
$'000
Profit and loss
Revenue 179,341       116,773         17,506       159,629       133,834        89,998         66,402 1,804       (90,000) 675,287
Production costs (132,430) (70,867) (12,727) (99,279) (93,167) (42,317) (59,536) (906) 42,317 (468,912)
Cash operating profit 46,911         45,906 4,779 60,350         40,667         47,681          6,866 898       (47,683) 206,375
Other revenues 6,633          1,631 9          2,489             356           1,950          5,858          4,577         (1,950) 21,553
Other income/(costs) (3,212) (4,350) (1,276) (28,001) (12,493) (8,248) 5,210 (1,745) (70,154) (124,269)
Including:
- Interest e xpense (18,303) (3) (2) (1) - (3,476) (1,157) 388 3,477 (19,077)
- Employment termination cost (1,611) (159) -          (3,046) (503) -          (3,163) (293) -          (8,775)
- Deprecia tion and amortization (8,028) (2,581) (1,121) (5,017) (3,560) (2,962) (6,810) (110) 6 (30,183)
- Impairment 6,860                -                  - 1,176                -                  - (42,856) - (9,464) (44,284)
- Financial instruments 971                -                  - (12,110) -                  - 15,634 4,444                 - 8,939
Profit/(loss) before tax 50,332 43,187          3,512 34,838 28,530 41,383 17,934           3,730 (119,787) 103,659
Income and mining tax (expense)/benefit
(7,347) (14,719) 4,220       (13,741) (1,451) (13,318) (490) (10,311) 42,789       (14,368)
Net profit/(loss) for the period before minority interest
42,985 28,468 7,732 21,097 27,079 28,065 17,444 (6,581) (76,998) 89,291
Capital expenditure
9,336           9,596          2,419          1,483 13,725 3,137 22,862            (454) (3,137) 58,967
Total assets
558,343 117,618        31,934 214,898         37,815        94,446 287,190         20,902       (68,005) 1,295,141
Total liabilities
235,096        35,778         (2,198) 48,556         12,782        58,496 195,276          4,541        (46,312) 542,015
(*) The Bissett mine in Canada was placed on care and maintenance at the end of the previous financial year, and clean-up results amounting to $1.8 million revenue (257kg)
and $0.9 million production costs were reflected under "Other" for 2002.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Notes to the reconciliation of segment data to the consolidated financial statements
(a)  Reversal of proportionate consolidation
For management reporting purposes, the Free Gold Company which was a joint venture, was proportionately consolidated until its acquisition on September 22, 2003. Under US GAAP, the equity method of accounting is applied in accounting for joint ventures.
(b)  Business combinations - acquisition date
For management reporting purposes, the Free Gold Company results have been included from the date upon which the Company assumed joint operational control of the assets together with the seller. Under US GAAP, the Company accounts for its interest in the Free Gold Company from the date that all the conditions precedent to the transaction were met, and the assets were no longer subject to joint operational control.
(c)  Business combinations - purchase price
In addition, for management reporting purposes, the purchase price of the initial investment in Free Gold was determined as the sum of a cash payment, the fair value of an interest free loan and the taxes payable on the transaction by the seller. Under US GAAP, the purchase price was determined as the sum of a cash payment, the fair value of the interest free loan, the taxes payable on the transaction by the seller, offset by the cash flows generated by the joint venture during the period the assets were subject to joint operational control with the seller, as the cash flows generated during this period were for the account of the joint venture.
(d)  Business combinations - goodwill
For management reporting purposes, goodwill is amortized using the straight-line method over the estimated life of the underlying asset. Under US GAAP, goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.
(e)  Profit/(loss) on disposal of investments in subsidiaries, associates, joint ventures and other assets
Generally, the calculation of, and accounting for, profits/(losses) resulting from the disposal of investments in subsidiaries, associates, joint ventures and other assets are similar under management reporting purposes as it is under US GAAP. However, the calculation of the profit/(loss) for management reporting purposes is determined using the carrying amount of the subsidiary's, associate's or joint venture's net assets, or the carrying amount of the other asset, based on management reporting purposes, which may differ from the net assets or carrying value under US GAAP and the fair value of purchase consideration, as determined under US GAAP.
(f)   Investments
For management reporting purposes, the Placer Dome investment was classified as a trading security with any change in fair value recognized in income. Under US GAAP, the Placer Dome securities has been classified as available-for-sale with changes in fair value reflected in a separate component of shareholders' equity.
(g)  Reversal of previously recognized impairments
For management reporting purposes, certain impairments recognized in prior periods have been reversed. Under US GAAP, the reversal of previously recognized impairments is not permitted.
(h)  Share based compensation
For management reporting purposes, share based compensation expense has not been recognized. Under US GAAP, the Company has recognized share based compensation expense for options granted subsequent to January 18, 2001.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(i)   Exploration costs
For management reporting purposes, exploration costs are capitalized. Under US GAAP, exploration costs are capitalized from the date upon which a bankable feasibility study has been completed.
(j)   Provision for environmental rehabilitation
(i)   Method of recognition
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
(iii) Disclosure of the accretion of the asset retirement obligation
For management reporting purposes, the accretion of the asset retirement obligation is split between interest expense and operating expense. Under US GAAP, the entire accretion of the asset retirement obligation is treated as an operating expense.
(iv) Revisions to the asset retirement obligation
For management reporting purposes, all changes in the carrying amount of the obligation are recognized in the income statement. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for US GAAP.
In addition, the current discount rate is applied to measure the retirement obligation for management reporting purposes. Under US GAAP any decreases in the asset retirement obligation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing asset retirement obligation, and should be measured at the historical discount rate used to measure the initial asset retirement obligation.
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
F 64
INCOME STATEMENT
FOR THE YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002
12 months
6 months
2003
2002
Notes
R'000
R'000
Revenue 3 464 045
F 63
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
F 65
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
F 66
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
F 67
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
F 68
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
F 69
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
F 70
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
F 71
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
F 72
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
F 73
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
F 74
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
F 75
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
F 76
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
F 77
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
F 78
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
F 79
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
F 80
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
F 81
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
F 82
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
F 83
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
F 84
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