Form 20-F/A
period 2004-06-30
HARMONY GOLD MINING CO LTD
filed 2004-10-14
CIK 1023514

As filed with the Securities and Exchange Commission on October 5, 2004
and the amendment subsequently filed on October 14, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

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

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

Page
PART II	150
Item 13. Defaults, Dividend Arrearages and Delinquencies	150
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	150
Item 15. Controls and Procedures	151
Item 16A. Audit Committee Financial Expert	151
Item 16B. Code of Ethics	152
Item 16C. Principal Accountant Fees and Services	152
AUDIT FEES	152
AUDIT-RELATED FEES	152
TAX FEES	152
ALL OTHER FEES	152
AUDIT COMMITTEE APPROVAL	153
Item 16D. Exemptions from Listing Standards for Audit Committees	153
Item 16E. Purchases of Equity Securities by the Issuer	153
Item 17. Financial Statements	153
Item 18. Financial Statements	153
Item 19. Exhibits	153
EX-2.1 NOTICE TO SHAREHOLDERS
EX-2.2 SHARE EXCHANGE AGREEMENT
EX-2.9 SHAREHOLDER CIRCULAR DATED APRIL 8, 2004
EX-2.10 SHAREHOLDER CIRCULAR DATED MARCH 23, 2004
EX-2.11 TRUST DEED
EX-2.12 AGENCY AGREEMENT
EX-2.13 FORM OF GLOBAL BOND
EX-2.14 BOND OFFERING CIRCULAR DATED MAY 19, 2004
EX-3 VOTING AGREEMENT
EX-4.1 ACQUISITION AND DISPOSAL AGREEMENT
EX-4.2 ADDENDUM TO ACQUISITION AND DISPOSAL AGREEMENT
EX-4.3 NOTARIAL SALE AND SUBSCRIPTION AGREEMENT
EX-4.14 JOINT VENTURE AGREEMENT DATED APRIL 5, 2002
EX-4.16 SALE OF BUSINESS AGREEMENT
EX-8.1 SUBSIDIARIES
EX-12.1 SECTION 302 CERTIFICATION
EX-12.2 SECTION 302 CERTIFICATION
EX-13.1 SECTION 906 CERTIFICATION
EX-13.2 SECTION 906 CERTIFICATION

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

In this annual report, references to “R”, “Rand”, and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “C$” refers to Canadian dollars, “GBP” refers to British Pounds Sterling and references to “$” and “U.S. dollars” are to United States dollars.

This annual report contains information concerning the gold reserves of Harmony. While this annual report has been prepared in accordance with the definitions contained in Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the glossary included in this annual report beginning on page 145. This glossary may assist you in understanding these terms.

Presentation of financial information

Harmony is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law and are based on International Financial Reporting Standards. Harmony also prepares annual financial statements in accordance with generally accepted accounting principles in the United States or U.S. GAAP, which are translated into U.S. dollars. The financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars. Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 6.23 per $1.00 as at June 30, 2004), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 6.89 per $1.00 for fiscal 2004).

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

Forward-looking statements

This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. In particular, among other statements, certain statements in Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk” are forward-looking in nature. Statements in this annual report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	decreases in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	availability, terms and deployment of capital;

•	changes in government regulation, particularly mining rights and environmental regulation;

•	fluctuations in exchange rates;

•	currency devaluations and other macroeconomic monetary policies; and

•	socio-economic instability in South Africa and regionally.

Harmony undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto and with Item 5. “Operating and Financial Review and Prospects”, both included elsewhere in this annual report.

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for the last five fiscal years has been extracted from the more detailed information and financial statements, including Harmony’s audited consolidated financial statements for each of the years in the three years ended June 30, 2004 and at June 30, 2004 and 2003 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2002, 2001 and 2000, and for each of the years in the two years ended June 30, 2000 and 2001, has been extracted from Harmony’s audited consolidated financial statements not included in this annual report.

The audited financial information included in this annual report has been prepared in accordance with U.S. GAAP.

	FISCAL YEAR ENDED JUNE 30,
	2004	2003	2002	2001	2000
	(in $ thousands, except per share amounts)
Income statement data
Revenues	1,283,056	782,945	696,840	607,220	490,651
Operating income	71,975	182,046	206,375	88,424	72,971
Equity income of joint venture	7,918	52,843	13,176	—
Equity income/(loss) of associate companies	2,020	(1,233)	(473)	—	1,401
Income before taxes and minority interests	(74,568)	97,515	103,659	29,804	73,489
Minority interests	1,281	(468)	(1,575)	(349)	(2,910)
Income/ (loss) before cumulative effect of change in accounting principles	(31,403)	71,792	87,716	14,830	57,030
Cumulative effect of change in accounting principles, net of tax[1]	—	14,770	—	(5,822)	—
Net income	(31,403)	86,562	87,716	9,008	57,030

Basic earnings per share ($) before cumulative effect of change in accounting principles	(0.12)	0.40	0.57	0.15	0.68
Basic earnings per share ($)	(0.12)	0.49	0.57	0.09	0.68
Diluted earnings per share before cumulative effect of change in accounting principles	(0.12)	0.39	0.53	0.14	0.67
Diluted earnings per share	(0.12)	0.47	0.53	0.09	0.67
Weighted average number of shares used in the computation of basic earnings per share	254,240,500	177,954,245	153,509,862	102,156,205	83,593,424
Weighted average number of shares used in the computation of diluted earnings per share	254,240,500	182,721,629	165,217,088	105,504,328	85,590,876
Cash dividends per share ($)	0.26	0.57	0.07	0.16	0.19
Cash dividends per share (R)	0.70	5.50	0.75	1.20	1.20
Other financial data
Cash dividends per share ($)[2]	0.05	0.20	0.41	—	—
Cash dividends per share (R)[2]	0.30	1.50	4.25	—	—
Cash cost per ounce of gold ($/oz)[3]	362	253	196	234	245

[1]	As discussed in the consolidated financial statements appearing elsewhere in this annual report, the company changed its method of accounting for mineral and surface use rights during the 2004 fiscal year, its accounting for environmental obligations during the 2003 fiscal year, and its method of accounting for share based compensation during the 2002 fiscal year.

[2]	Reflects dividends related to fiscal 2004, 2003 and 2002 that were declared on July 30, 2004, August 1, 2003 and August 2, 2002, respectively.

[3]	Harmony has calculated cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in November 1999. Cash costs, as defined in the Gold Institute standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of a company’s profitability and efficiency, (2) the trends in costs as the company’s operations mature, (3) a measure of a company’s gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

	AT JUNE 30,
	2004	2003	2002	2001	2000
	(in $ thousands)
Balance sheet data
Cash and cash equivalents	217,022	189,040	90,223	144,096	77,942
Other current assets	223,370	146,709	109,397	136,794	59,582
Property, plant and equipment – net	3,636,773	1,121,592	812,753	667,113	557,725
Goodwill	32,480	—	—	—	—
Restricted cash	9,922	—	—	—	7,310
Investments in associates	19,908	63,782	42,791	—	—
Investment in joint venture	—	272,754	102,578	—	—
Other long-term assets	451,216	89,183	137,399	81,822	69,629

Total assets	4,590,691	1,883,060	1,295,141	1,029,825	772,188

Current liabilities	322,632	173,890	138,677	152,886	150,148
Provision for environmental rehabilitation	125,917	62,977	63,125	53,136	52,525
Provision of social plan	1,958	—	—	—	—
Deferred income and mining taxes	558,812	209,628	99,789	47,050	48,686
Provision for post-retirement benefits	1,584	1,017	737	1,002	3,709
Deferred financial liability	91,513	37,228	87,226	49,374	40,174
Long-term loans	509,195	301,572	152,461	151,466	46,635
Preference shares	—	—	—	681	—
Minority interest	—	18,408	—	331	—
Shareholders’ equity	2,979,080	1,078,340	573,126	573,899	430,311

Total liabilities and shareholders’ equity	4,590,691	1,883,060	1,295,141	1,029,825	772,188

EXCHANGE RATES

Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 6.23 per $1.00 as at June 30, 2004), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 6.89 per $1.00 for fiscal 2004).

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

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

In addition to the other information included in this annual report and the exhibits to this annual report, you should carefully consider the following factors related to an investment in Harmony’s ordinary shares and ADSs. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information currently available to it. Any of these risks could have a materially adverse affect on Harmony’s business, financial condition or results of operations, resulting in a decline in the trading price of Harmony’s ordinary shares (or ADSs).

Due to the fact that the majority of Harmony’s production costs are incurred in Rand and that gold is sold in US Dollars, Harmony’s results of operations could be materially harmed by an appreciation in the value of the Rand.

Gold is sold throughout the world in US Dollars, but the majority of Harmony’s operating costs are incurred in Rand. As a result, any significant and sustained appreciation of Rand against the US Dollar will serve materially to reduce Harmony’s Rand revenues and overall net income.

The Rand appreciated significantly against the U.S. dollar during 2003 and most of calendar 2004 following significant depreciation against the U.S. dollar since 1997. Harmony’s operating environment has been severely influenced by the strong Rand particularly during fiscal 2004, which has impacted on the company’s short-term profitability. See Item 5. “Operating and Financial Review and Prospects.”

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

Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:

•	the demand for gold industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	forward sales by gold producers; and

•	the production and cost levels for gold in major gold-producing nations, such as South Africa.

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

As a general rule Harmony sells its gold production at market prices. Since 2001, there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were affected by Harmony in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was already hedged when acquired by Harmony, and these hedges have since been closed out. In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was also hedged when acquired by Harmony and remains hedged. During fiscal 2004 a significant portion, amounting to 500,000 ounces, of these inherited hedge agreements were closed out, at a cost of US$15 million. The outstanding agreements do not meet the criteria for hedge accounting and the mark-to-market movement will be reflected in the income statement. Harmony also inherited forward exchange contracts with the acquisition of Avgold in May 2004. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. See Item 4. “Information on the Company – Business – Hedge Policy” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk – Commodity Price Sensitivity.” In general, hedging in this manner reduces the risk of exposure to volatility in the gold price. Because Harmony does not generally establish a future price for hedged gold, Harmony can realize the positive impact of any increase in the gold price. However, this also means that Harmony is not protected against decreases in the gold price and if the gold price decreases significantly, Harmony runs the risk of reduced revenues in respect of gold production that is not hedged.

Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future production costs and the price of gold and may yield less gold under actual production conditions that currently estimated.

The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold which Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future total costs of production, remaining investment and anticipated additional capital expenditures. Harmony ore reserves are estimated based upon a number of factors, which have been stated in accordance with SEC Industry Guide 7. See Item 4. “Information on the Company – Business – Reserves”.

As Harmony’s ore reserve estimates are calculated based on estimates of future production costs, future gold prices and, because of the fact that Harmony’s gold sales are primarily in US Dollar and Harmony incurs most of its production costs in Rand, the exchange rate between the Rand and the US Dollar and, in the case of Harmony’s Australian operations, the Australian Dollar. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of Harmony’s gold deposits or the profitability of its future operations.

Since ore reserves are only estimates that Harmony makes based on the above factors, Harmony may in future need to revise these estimates. In particular, if Harmony’s production costs increase (whether in Rand terms, in Australian Dollar terms, or in relative terms due to appreciation of the Rand or the Australian Dollar against the US Dollar) or the gold price decreases, a portion of Harmony’s ore reserves may become uneconomical to recover. This will force Harmony to lower its estimated reserves.

Harmony’s strategy depends on its ability to make additional acquisitions.

In order to increase Harmony’s gold production and to acquire additional reserves, Harmony continuously explores opportunities to expand its production base by acquiring selected gold producers and mining operations. However, Harmony cannot guarantee that:

•	it will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms;

•	it will be able to obtain the financing necessary to complete future acquisitions; or

•	the issuance of Harmony’s ordinary shares or other securities in connection with any future acquisition will not result in a substantial dilution in ownership interests of holders of Harmony’s ordinary shares.

As at June 30, 2004, Harmony’s mining operations reported total proven and probable reserves of 62,3 million ounces. If Harmony is unable to acquire additional gold producers or generate additional proven and probable reserves at Harmony’s existing operations or through its exploration activities, Harmony cannot be certain that it will be able to expand or replace its current production with new reserves in an amount sufficient to its mining operations beyond the current life of its reserves.

To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.

Harmony’s operations have limited proven and probable reserves and exploration and discovery is necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, is frequently unsuccessful and involves many risks, including risks related to:

•	locating ore bodies;

•	identifying the metallurgical properties of ore bodies;

•	estimating the economic feasibility of mining ore bodies;

•	developing appropriate metallurgical processes;

•	obtaining necessary governmental permits; and

•	constructing mining and processing facilities at any site chosen for mining.

Harmony’s exploration efforts might not result in the discovery of mineralization and any mineralization discovered might not result in an increase in Harmony’s proven and probable reserves. To access additional reserves in South Africa, Harmony will need to successfully complete development projects, including extending existing mines and, possibly, developing new mines. Development projects would also be necessary to access any mineralization discovered through exploration in Australia, Papua New Guinea, Peru or elsewhere. Harmony typically uses feasibility studies to determine whether or not to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

•	future gold and other metal prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore, and

•	anticipated total costs of the project, including capital expenditure and cash operating costs.

Actual costs, production and economic returns may differ significantly from those anticipated by Harmony’s feasibility studies. Moreover, it can take a number of years from the initial feasibility studies until development is completed and during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:

•	the availability and timing of necessary environmental and governmental permits;

•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labor, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations;

•	the availability and cost of smelting and refining arrangements; and

•	the availability of funds to finance construction and development activities.

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

Harmony may experience problems in managing new acquisitions and integrating them with its existing operations.

Acquiring new gold mining operations involves a number of risks including:

•	difficulties in assimilating the operations of the acquired business;

•	difficulties in maintaining the financial and strategic focus of Harmony while integrating the acquired business;

•	problems in implementing uniform standards, controls, procedures and policies;

•	increasing pressures on existing management to oversee a rapidly expanding company; and

•	to the extent Harmony acquires mining operations outside South Africa or Australia encountering difficulties relating to operating in countries in which Harmony has not previously operated.

Any difficulties or time delays in achieving successful integration of new acquisitions could have a material adverse effect on Harmony’s business, operating results, financial condition and share price.

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

Harmony’s land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

Harmony’s privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Harmony has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Harmony’s right to the properties to which the claims relate and, as a result, on Harmony’s business, operating results and financial condition.

The Restitution of Land Rights Amendment Bill, or the Amendment Bill, was published on August 16, 2003. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. As proposed, the Amendment Bill would entitle the Land Minister to acquire ownership of land for the purpose of restitution or for the benefit of claimants who do not qualify for restitution under the Land Claims Act without a court order and without obtaining the agreement of the affected parties. The state would be required to pay just and equitable compensation to the owner of land thus acquired. If the Amendment Bill becomes effective, there is no guarantee that any of Harmony’s privately held land rights could not become subject to acquisition by the state without Harmony’s agreement, or that Harmony would be adequately compensated for the loss of its land rights, which could have a negative impact on Harmony’s South African operations and therefore an adverse effect on its business, operating results and financial condition.

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

Harmony’s operations have not in recent years been materially affected by inflation, however, Harmony’s profits and financial condition could be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold and, in fact, inflation has had an impact on Harmony’s supply contracts. See Item 5. “Operating and Financial Review and Prospects.”

Socio-economic instability in South Africa or regionally may have an adverse effect on Harmony’s operations and profits.

Harmony is incorporated and owns significant operations in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in Harmony. South Africa was transformed into a democracy in 1994, with successful rounds of democratic elections held during 1999 and 2004. Harmony fully supports government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments and recognizes that in order to implement these policies, Harmony’s operations and profits may be impacted. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

The South African government has committed itself to creating a stable, democratic, free-market economy, which it has achieved to a great extent in the past 10 years since the first democratic elections in 1994. It remains cumbersome however, to predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on Harmony’s business. Furthermore, there has been regional political and economic instability in countries north of South Africa, which may have a negative impact on Harmony’s ability to manage and operate its South African mines.

Harmony’s financial flexibility could be materially constrained by South African currency restrictions.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. As a result, Harmony’s ability to raise and deploy capital outside South Africa is restricted. In particular, Harmony:

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

Despite the history of engagement with the unions, there are periods during which the various stakeholders are unable to agree on dispute resolving processes. Labor disruptive activities, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among Harmony’s employees, Harmony is at risk of having, and has experienced in the past, its production stopped for indefinite periods due to strikes and other labor disputes. Significant labor disruptions may have a material adverse effect on our operations and financial condition and we are not able to predict whether we will experience significant labor disputes in the future.

Our production may also be materially affected by labor laws. Since 1995, South African laws relating to labor have changed significantly in ways that affect Harmony’s operations. In particular, laws enacted since then which regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Harmony may continue to experience significant changes in labor law in South Africa over the next several years. For example, the introduction of continued operations, or CONOPS, has led to increased cash costs in certain operations. See Item 6. “Directors, Senior Management and Employees – Employees – Unionized Labor.”

HIV/AIDS poses risks to Harmony in terms of productivity and increase costs.

The incidence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony expects that significant increases in the incidence of HIV/AIDS infection and HIV/AIDS-related diseases among the workforce over the next several years may adversely impact on Harmony’s operations and financial status. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs which are subject to material risks and uncertainties beyond Harmony’s control. As a result, actual results may differ from the current estimates.

The cost of occupational healthcare services may increase in the future.

Occupational healthcare services are available to Harmony’s employees from its existing healthcare facilities. There is a risk that the cost of providing such services could increase in future depending on changes in the nature of underlying legislation and the profile of Harmony’s employees. This increased cost, should it transpire, is currently indeterminate. Harmony has embarked on a number of interventions focused on improving the quality of life of Harmony’s work force, however, there can be no guarantee that such initiatives will not be adversely affected by increased costs.

Laws governing mineral rights ownership have changed in South Africa recently.

On May 1, 2004, the South African parliament promulgated the Mineral and Petroleum Resources Development Act. The principal objectives set out in the Act are:

•	to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	to give effect to the principle of the State’s custodianship of the nation’s mineral and petroleum resources;

•	to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South African and redress the impact of past discrimination;

•	to substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	to promote economic growth and mineral and petroleum resources development in South Africa;

•	to promote employment and advance the social and economic welfare of all South Africans;

•	to provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	to give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;

•	to follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and

•	to ensure that holders of mining and production rights contribute towards socio-economic development of areas in which they are operating.

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

The principles contained in the Mining Charter relate to the transfer of 26 percent of South Africa’s mining assets to historically disadvantaged South Africans, over a 10-year period, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26 percent target participation. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and beneficiation. In addition, the Mining Charter addresses other socio-economic issues, such as migrant labor, housing and living conditions.

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

The Act also makes reference to royalties payable to the state in terms of an Act of Parliament, known as the Money Bill, which has been available for public comment, but is not yet in effect. The introduction of the Money Bill will have an adverse impact on the profits generated by Harmony’s operations in South Africa. In terms of the draft regulations, royalties would be payable starting in 2009.

In Australia, most mineral rights belong to the government, and mining companies already pay royalties to government based on production. There are, however, limited areas where government granted freehold estates without reserving mineral rights. Harmony’s subsidiary, New Hampton, has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australian operations belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. Should New Hampton, Hill 50 or Bendigo desire to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.

Harmony is subject to extensive environmental regulations.

As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased costs of production arising from compliance with South African environmental laws and regulations where it operates, principally in South Africa and Australia. The Minerals and Petroleum Resources Development Act 28 of 2002, certain other environmental legislation and the administrative policies of the South African government regulate the impact of Harmony’s prospecting and mining operations on the environment.

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

The South African government has reviewed requirements imposed upon mining companies to ensure environmental restitution. For example, with the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the Minerals and Petroleum Resources Development Act 28 of 2002, the National Nuclear Regulator Act 47 of 1999, the National Water Act 36 of 1998 and the National Environmental Management Act 107 of 1998, which include stringent “polluter-pays” provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines, may result in additional costs and liabilities.

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

It is the current policy of Harmony’s Board to declare and pay cash dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including the amount of cash available and on capital expenditures and other cash requirements existing at that time. Under South African law, cash dividends may only be paid out of the profits of Harmony. No assurance can be given that cash dividends will be paid in the future.

Harmony non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Harmony’s ordinary shares have historically been paid in Rand. The US Dollar equivalent of any dividends or distributions with respect to Harmony’s ordinary shares would be adversely affected by potential future decreases in the value of the Rand against the US Dollar. In fiscal 2004, the value of the Rand relative to the US Dollar increased by approximately 17 percent.

Because Harmony has a significant number of outstanding options, Harmony’s ordinary shares are subject to dilution.

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

Harmony is incorporated in South Africa. All of Harmony’s directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Harmony are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Harmony a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the Unites States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•	the court that pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•	the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978, as amended, of the republic of South Africa.

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

Item 4. Information on the Company

BUSINESS

Introduction

Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, processing, smelting and refining. Harmony is currently the largest producer of gold in South Africa, producing some 30% of the country’s gold, and the sixth largest gold producer in the world. As at June 30, 2004 Harmony’s mining operations reported total proven and probable reserves of approximately 62.3 million ounces.

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

Harmony’s principal mining operations are located in South Africa and Australia, with development and exploration operations in Papua New Guinea and Peru.

Harmony conducts its mining operations through various subsidiaries. As of June 30, 2004, Harmony’s principal subsidiaries were Randfontein Estates Limited, Evander Gold Mines Limited, ARMgold/Harmony Freegold Joint Venture Company (Pty) Ltd, ARMgold Limited, Avgold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold (Australia) (Pty) Limited. All are wholly-owned direct subsidiaries incorporated in South Africa, save for Harmony Gold (Australia) (Pty) Limited, a direct subsidiary incorporated in Australia.

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

Harmony’s Australian operations currently include two operations in Western Australia: Mt. Magnet (acquired in the Hill 50 transaction), South Kalgoorlie (including Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 acquisition). Underground and surface mining is conducted at each of these Australian operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits. The underground operations of Big Bell operations (acquired in the New Hampton transaction) ceased in fiscal 2004.

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

History

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950. Harmony’s principal executive offices are located at 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa and the telephone number at this location is +27-11-684-0140. Harmony operates under a variety of statutes and regulations. To learn more about these statutes and regulations, see Item 4. “Information on the Company – Regulation” and Item 10. “Additional Information – Memorandum and Articles of Association.”

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

In fiscal 2004, approximately 90% of Harmony’s gold production took place in South Africa and 10% in Australia. In fiscal 2004, approximately 89% of Harmony’s gold came from underground mines and 11% came from its surface mines. For more detailed geographical information about Harmony’s activities, see Item 4. “Information on the Company – Business – Harmony’s Mining Operations” and “Geographical and Segment Information” in note 37 to the consolidated financial statements.

South African Operations

Harmony acquired additional mineral rights in the Free State, Mpumulanga, Gauteng and North West provinces in South Africa when it acquired Lydex in 1997, Evander in 1998, Kalgold in 1999, Randfontein in 2000, ARMgold in 2003 and Avgold in 2004.

On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50% interest) for Rand 2.2 billion ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. For purposes of U.S. GAAP, Harmony equity accounted for its interest in the Free Gold Company with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion. See Item 5. “Operating and Financial Review and Prospects – Overview.”

In connection with the acquisition of the Free Gold assets, Harmony and ARMgold entered into a formal joint venture and shareholders’ agreement relating to the Free Gold Company. The agreement provided that Harmony and ARMgold were each responsible for 50% of the expenses associated with operating the Free Gold assets. The Free Gold operations are now wholly-owned by Harmony following the merger with ARMgold which was completed on September 22, 2003.

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

On July 15, 2003, Harmony announced that it had entered into an agreement with Anglo South Africa (Pty) Limited (“Anglo SA”) whereby it acquired 77,540,830 ordinary shares in Avgold Limited (“Avgold”) or 11.5% of Avgold’s outstanding share capital from Anglo SA, in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo SA. The agreement with Anglo SA provides that should the Company make an offer to acquire the other Avgold shareholders’ interest, the consideration payable to Anglo SA will be adjusted to reflect the amounts paid to the other Avgold shareholders. Harmony acquired the remaining stake in Avgold in April/May 2004 (see below).

On September 22, 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on May 2, 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share ($0.84) prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold’s shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For U.S. GAAP purposes, the merger was accounted for as a purchase by Harmony of ARMgold for a purchase consideration of approximately $697 million. The results of ARMgold have been included in those of Harmony from October 1, 2003.

On November 7, 2003, Harmony entered into an agreement to dispose of its wholly-owned subsidiary Kalgold to The Afrikander Lease Limited (“Aflease”) for a total consideration of $39.0 million. The consideration comprised of a cash payment of $19.5 million and the balance through the issue by Aflease of new ordinary shares valued at $19.5 million. Although all the other conditions precedent to the agreement were met, Aflease could not provide appropriate funding and the contract was subsequently cancelled on March 15, 2004.

Following the Harmony merger with ARMgold, on November 13, 2003, Harmony announced that it reached an agreement in principle with ARM and African Rainbow Minerals & Exploration Investments (Pty) Ltd whereby it would enter into a number of transactions which would restructure ARM. The first transaction involved Harmony acquiring ARM’s 286,305,263 ordinary shares in Avgold, or 42.2% of Avgold’s outstanding share capital, in exchange for 28,630,526 new Harmony ordinary shares to be issued to ARM. The acquisition of ARM’s interest in Avgold became unconditional in April 2004, when Harmony was required to make a mandatory offer to the Avgold minority shareholders on the same terms as which it acquired ARM’s interest in Avgold. Harmony and ARM have cross shareholdings in each other whereby Harmony owns a 19% interest in ARM, and ARM owns a 19.84% interest in Harmony. See Item 7. “Major shareholders and Related Party Transactions’.

On April 15, 2004, ARM shareholders approved the disposal of their entire shareholding of 286,305,263 ordinary shares in Avgold Limited to Harmony. By way of share exchange, ARM Limited received 1 Harmony share for every 10 Avgold shares held. On May 11, 2004 Harmony announced that its mandatory offer to Avgold minorities was successful and that a total of 62,204,893 Harmony shares were issued to acquire the entire shareholding in Avgold. Avgold owns the Target mine in the Free State. Harmony also disposed of its Kalplats platinum project and associated mineral rights to ARM in exchange for 2 million new ARM ordinary shares issued to Harmony. All of the above described transactions were consummated during May 2004, which resulted in Avgold becoming a wholly-owned subsidiary of Harmony. As of June 30, 2004 Harmony owned 19% of ARM.

On May 21, 2004, Harmony announced that it had raised R1.7 billion by way of an issue of convertible bonds to international investors, which reduced Harmony’s South African interest payments by approximately R85 million per year. In addition to these cost benefits, it also allowed Harmony to consolidate its short term debt. The convertible bonds are Rand denominated and interest is payable semi-annually in arrears at a rate of 4.875% per annum. The convertible bonds may be converted into ordinary shares at a price, including premium of R121.00 per share, from July 1, 2004, until the seventh day prior to the maturity date, which is expected to be on May 15, 2009.

Australian Operations

Harmony presently conducts Australian operations through three acquired Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, Hill 50, acquired with effect from April 1, 2002 and Abelle, acquired with effect from May 1, 2003.

Harmony made its first investment in the Australian gold mining industry in February 2000, by acquiring a stake in Goldfields (Australia), an independent gold production and exploration company. Effective December 31, 2001, Delta Gold Limited, or Delta, completed a merger with Goldfields (Australia). In connection with the merger, holders of Delta shares received 187 Goldfields (Australia) shares in exchange for every 200 Delta shares held. Harmony’s stake in Goldfields (Australia) following the merger was diluted to approximately 9.8%. In February 2002, Goldfields (Australia) changed its name to AurionGold Limited. On May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome’s offer to acquire all of Harmony’s interest in AurionGold. As a result of this transaction, Harmony obtained a 1.9% interest in Placer Dome, which was disposed of during fiscal 2003.

In fiscal 2002 Harmony closed the acquisition of 96.2% of New Hampton’s shares and 95% of New Hampton’s warrants for cash valued at approximately A$56.3 million (R228.2 million at an exchange rate of R4.05 per A$1.00, or $28.5 million at an exchange rate of R8.00 per $1.00). Harmony subsequently completed a compulsory acquisition of the remaining shares and warrants.

On December 11, 2001, Harmony commenced a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50. The total cash bid valued Hill 50 at approximately A$233 million (R1.419 billion at an exchange rate of R6.09 per A$1.00, or $124.8 million at an exchange rate of R11.37 per $1.00). The offer closed on May 3, 2002, at which time shareholders holding 98.57% of Hill 50’s shares and 98.76% of Hill 50’s listed options had accepted Harmony’s offer and this offer had become unconditional. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations-Australian Operations.” Harmony financed the Hill 50 offer from existing cash resources and borrowings, including a syndicated loan facility entered into on February 28, 2002, with Citibank, N.A., as lead arranger. In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. Harmony reports the New Hampton and Hill 50 operating results together within an “Australian Operations” segment.

On February 26, 2003, Harmony announced that it would subscribe for new shares in Abelle Limited and the intention to make a public offer for ordinary shares and options in Abelle for A$0.75 per ordinary share and A$0.45 per option. The offer closed on March 26, 2003, and as at June 30, 2003, Harmony owned 87% of Abelle’s outstanding shares and 65% of the listed options which were acquired for a total consideration of $105.4 million. Harmony has since acquired the remaining interest in Abelle as of May 2004 (see below). Abelle is an Australian company listed on the Australian Stock Exchange, with interests in mining and exploration projects in Australia and Papua New Guinea. From May 1, 2003, Harmony reports the results of Abelle, together with those of New Hampton and Hill 50 in the “Australian Operations” segment. See Item 4. “Information on the Company – Business – History” and Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Australian Operations.”

On September 25, 2001, Harmony announced that it had reached an agreement in principle with Bendigo, to acquire 294 million shares of Bendigo for a total purchase price of approximately A$50 million (R292 million at an exchange rate of R5.84 per A$1.00, or $22.8 million at an exchange rate of R12.80 per $1.00). On December 13, 2001, shareholders of Bendigo approved this subscription and Harmony acquired ordinary shares representing approximately 31.8% of the outstanding share capital of Bendigo. On that date, Harmony was also granted options to acquire 360 million additional shares of Bendigo at any time before December 31, 2003, at a price of A$0.30 per share for a maximum consideration of A$108 million (R630.7 million at an exchange rate of R5.84 per A$1.00, or $72.2 million). Bendigo is a single project Australian gold mining development company that controls the New Bendigo Gold Project in the historic Bendigo goldfields. Bendigo controls all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. Bendigo has reported that it is using the funds it received from Harmony’s investment in a project with the goal of developing and bringing into production a high grade, mechanized underground mine. Following completion of a feasibility study in fiscal 2004, Harmony informed Bendigo that it would not be participating in a capital fund raising. The board of Bendigo have pursued other funding options and raised A$105 million from capital markets by the issue of new shares. Harmony’s shareholding is currently 11.63% as a result of the dilution from the capital raise and additional shares issued by Bendigo for a share purchase plan.

Also on November 7, 2003, Abelle announced that it had entered into negotiations with Legend Mining Limited, whereby Legend offered to purchase the Gidgee gold project. Legend made an offer to buy Abelle’s 100% legal and beneficial interest in the project for a consideration of A$6.5 million (subject to certain adjustments) comprising approximately 600 square kilometers of mining and exploration tenements together with project infrastructure including the CIP gold treatment plant, haul roads and access infrastructure, underground mine and associated infrastructure as well as stockpiles, reserves and resources. This transaction closed in December 2003 for a consideration of A$6.3 million.

On March 15, 2004 Harmony announced an offer to holders of ordinary shares, listed options and unlisted options in Abelle Limited (“Abelle”) that Harmony does not already own. The acquisition of the Abelle minorities is valued at approximately R620 million or A$125 million (US$85.2 million). On May 19, 2004, the Company announced that its bid for all the outstanding securities in Abelle was unconditional and proceeded with a compulsory acquisition of all the securities in Abelle, which resulted in Abelle becoming a wholly-owned subsidiary of Harmony.

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

Other Strategic Investments

On January 21, 2003, Randfontein Estates Limited (“Randfontein”), a wholly-owned subsidiary of Harmony, entered into an agreement with Africa Vanguard Resources (Proprietary) Limited (“Africa Vanguard”), pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a purchase price of R250 million plus VAT. Randfontein and Africa Vanguard also entered into a Joint Venture Agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The Agreements were subject to the fulfillment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The Agreements were implemented, and the initial purchase price of $19 million was paid on August 15, 2003. For US GAAP purposes, Harmony did not account for this transaction as a sale, but have consolidated the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities, with Harmony as the primary beneficiary of both variable interest entities.

On April 28, 2004, Harmony announced that it had entered into a joint venture with Network Healthcare Holdings (Netcare). The joint venture company is known as Health-Manco and has been formed for the purpose of managing the provision of healthcare services of the Harmony Group. The agreement between Harmony and Netcare forms the first part of a deal that is expected to eventually see the complete outsourcing of the management of Harmony’s healthcare.

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

Since undergoing a change in management in 1995, Harmony has employed a successful strategy of growth through a series of acquisitions and through the evolution and implementation of a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way,” and which Harmony believes are unique in the South African gold mining industry. A significant component of the success of Harmony’s strategy to date has been its ability to acquire under-performing mining assets, mainly in South Africa, and in a relatively short time frame to transform these mines into cost-effective production units. The execution of Harmony’s strategy between fiscal 1995 and fiscal 2004 has resulted in the growth of Harmony’s annual gold sales from approximately 650,000 ounces in fiscal 1995 to approximately 3.2 million ounces in fiscal 2004. Despite increased cash operating costs, Harmony has expanded its proven and probable ore reserve base and, as at June 30, 2004, Harmony’s mining operations reported total proven and probable reserves of approximately 62.3 million ounces.

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

Harmony implements a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way”, and which it believes are unique to the South African gold mining industry. This “Harmony Way” is underpinned by the following concepts:

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

Outside of South Africa, Harmony intends to leverage the broad gold mining experience it has gained through acquisitions and existing operations. Through Harmony’s existing operations, Harmony has gained extensive underground mining experience. Harmony has also gained extensive experience in surface mining by open cast methods through its acquisition of Kalgold and the open cast operations of Randfontein, New Hampton and Hill 50 and in mechanized mining of greenstone orebodies through Harmony’s acquisitions of Bissett, New Hampton and Hill 50. These types of mining are more typical outside of South Africa. Harmony believes that these skills should position it to be able to pursue a broad range of acquisition opportunities. Harmony continues to explore new business opportunities both inside and outside of South Africa including exploration projects gained through its acquisition of Abelle. Harmony may in the future pursue additional suitable potential acquisitions in South Africa or internationally.

Expanding Harmony’s exploration and development activities to increase its reserve base.

Harmony intends to continue to support and expand exploration activities as another important avenue for increasing the size of its reserve base. Exploration projects involve material risks and uncertainties, however, and Harmony cannot be sure these projects will be successful. See Item 3. “Key Information – Risk Factors – To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

Harmony is engaging in, and investigating possibilities for, organic growth through targeted development projects. Harmony is pursuing substantial projects to deepen the Elandskraal operations and improve the Masimong shaft system. Harmony is also currently conducting feasibility studies for shallow and medium-depth capital projects in the vicinity of Harmony’s existing Randfontein and Evander operations. See Item 4. “Information on the Company – Harmony’s Mining Operations – Elandskraal Operations,” Item 4. “Information on the Company – Harmony’s Mining Operations – Randfontein Operations,” Item 4. “Information on the Company – Harmony’s Mining Operations – Free State Operations” and Item 4. “Information on the Company – Harmony’s Mining Operations -Evander Operations.” In evaluating and pursuing these projects, Harmony’s goal is to achieve organic growth in South Africa. Capital development projects of this type involve material risks and uncertainties, however, and Harmony cannot be sure its development efforts will be successful. See Item 3. “Key Information – Risk Factors – To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

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

Harmony does not trade in derivatives for its own account. In the past three years, there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out.

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

In addition, a substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. These hedge agreements were accounted for as speculative contracts. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces and combined and restructured the remainder of the hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50) to normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to agreed-upon prices. In fiscal 2003, a significant portion of the inherited hedge book was closed out. As a result the remaining hedge agreements does not meet hedge accounting criteria for accounting purposes and the mark-to-market movements in these contracts are reflected in the income statement. During fiscal 2004, a further 500,000 ounces of the inherited hedge books of both New Hampton and Hill 50 were closed out at a cost of Rand 105 million (US$14.4 million). As of June 30, 2004, the resulting hedge portfolio covered 495,000 ounces over a five-year period at an average strike price of A$518 per ounce ($363 at an exchange rate of A$0.70 per $1.00). Harmony has reduced the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements as well as through the close out of these hedge agreements.

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

Harmony conducts exploration activities by itself or with joint venture partners. Harmony’s prospecting interests in South Africa measure approximately 100,000 hectares. The area has been reduced, from 382,000 hectares, as regional exploration identified focused areas of mineralization, requiring more detailed investigation. Harmony’s Australian operations also control prospecting interests, as described below. In addition to ongoing mine site exploration, Harmony has a program of investment in regional exploration. The exploration strategy on these greenstone belts uses geological, geophysical and geochemical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold deposits typically occur as clusters.

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

Harmony’s exploration activity in West Africa and South America, excluding Peru, was restricted to project generation and reconnaissance sampling. Site visits and negotiations with potential joint venture partners are ongoing.

During 2004, Harmony continued to evaluate numerous projects in Peru. Two joint venture agreements were entered into with local partners, whereby Harmony could earn-in to prospective projects by undertaking phased exploration expenditure. Both of the projects are focused on areas with demonstrated potential to host epithermal gold mineralization. Analytical results from drilling of the first project and sampling of the second, suggested that they did not conform to Harmony’s investment criteria and the joint ventures were terminated.

In addition to these joint ventures, Harmony has undertaken a comprehensive target generation program in Peru, supported by surface sampling programs. New projects generated by this program, or coming under negotiation, shall form the focus of an accelerated exploration program in 2005. For this reason, Harmony established a small exploration office in Peru during 2004.

Harmony’s Australian operations conduct prospecting at various sites within their exploration mineral right areas, which include various types of property rights recognized in Australia covering a total area of approximately 298,355 hectares (737,250 acres). Harmony’s exploration strategy in Australia includes exploration on greenstone belts using aeromagnetics, ground magnetics, geochemical, regolith and geotechnical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold mineralization typically occurs. Thereafter, promising targets are drilled to test geological structures and establish the presence of gold mineralization. Should this process be successful in discovering ore, the deposits are then drilled and sampled systematically to determine ore reserves and metallurgical characteristics. Exploration of priority targets within Harmony’s holdings, continued to be the focus of regional exploration over the 2004 fiscal year.

Harmony currently has a 11.63% stake in Australian-listed Bendigo Mining NL, an Australian listed company that controls a large tenement holding in the Bendigo goldfield of Victoria (Australia). It has been estimated that 18 million ounces of gold have historically been produced from underground operations on the numerous reefs in the Bendigo goldfield. Bendigo Mining management consider that the goldfield has the potential to host a further 12 million ounce resource below the historic mine workings. The coarse grain size and erratic distribution of the gold in the Bendigo reefs (“nugget effect”) precludes the use of drilling as a reliable reserve definition tool. During 2003, a production size decline was sunk to access several reefs that had previously been defined by drilling. The objective was to establish ore-body geometry and grades as well as to gain further confidence in the proposed mining methods and process metallurgy. Bendigo’s management have announced that nine of the seventeen targeted reefs had been evaluated by August 2003. The feasibility study was completed in fiscal 2004.

Following the acquisition of Hill 50, Harmony integrated Hill 50’s exploration program on the properties south of Kalgoorlie with New Hampton’s programs in that area. These programs involve exploration on a combination of freehold title and mineral leases forming an east-west belt extending from Lake Roe to Coolgardie, south of Kalgoorlie. The tenements span a number of geological domains including the Kalgoorlie-Kambalda Belt and the Boulder-Lefroy structure, the Zuleika Shear, the Coolgardie Belt and the Yilgarn-Roe structures. A comprehensive structural-geological and regolith-geochemical review was completed in July 2001 for the Southeast Goldfields area. This review outlined priority targets within Harmony’s holdings, which were the focus of regional exploration over the 2002 fiscal year and continued to be the focus of regional exploration during the 2003 and 2004 fiscal years. Hill 50’s exploration has also continued to focus on brownfield and greenfield opportunities at Mt. Magnet and on regional targets.

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

On February 26, 2003 Harmony made an offer to subscribe for new shares as well as a public offer for the ordinary shares and options in Abelle Limited and as of May 2004, Abelle is a wholly-owned subsidiary of Harmony. Abelle owns 100% of the Hidden Valley and Wafi deposits in Papua New Guinea. The Hidden Valley project has an estimated mineral resource of 73.9 million tons at 2.2 grams per ton gold and 30 grams per ton silver for 5.2 million ounces of gold and 71 million ounces of silver. A feasibility study completed by Lycopodium of Australia in October 2002 envisaged a single open pit containing 2.8 million ounces of gold and 48 million ounces of silver. A new feasibility study completed by Abelle in December 2003, envisaged construction of a smaller but more profitable mine, which will produce 1.9 million ounces of gold and 25.5 million ounces of silver in phase one. The Wafi project is situated 60 kilometers from Morobe and is an advanced exploration project. Wafi consists of two deposits situated 1 kilometer apart. The Golpu deposit is a porphyry copper-gold deposit. The resource estimate for Golpu is 100 million tons at 1.3% copper and 0.6 grams per ton gold for 1.3 million tons of copper and 2.3 million ounces of gold. The second deposit (the Wafu gold deposit) is a high sulphidation gold deposit that contains an inferred resource of 53.3 million tons at 2.5 grams per ton for 4.3 million ounces gold. A 5,000 meter diamond drill program is currently underway at the recently discovered, high grade “link zone” of the Wafi gold deposit.

With the exception of the Burnside Joint Venture, which Hill 50 and Northern Gold NL formed in March 2002 to develop the Brocks Creek project, Harmony’s exploration and development projects in Australia are wholly-owned.

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

The gold plant circuit consists of the following:

•	Comminution. Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod and tube and ball mills. Harmony’s more modern milling circuits include semi or fully autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment.

•	Treatment. In most of Harmony’s metallurgical plants, including the plants at the Free Gold operations and at Hill 50, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL, CIP or CIS process. In addition, each of Harmony and the Free Gold Company has one metallurgical plant that uses the zinc precipitation filter process to recover gold in solution. Harmony’s Saaiplaas plant also used the zinc precipitation filter process prior to fiscal 2002, but it was converted to the CIS process during fiscal 2002. During fiscal 2003, however, the Saaiplaas plant was converted to the CIL process thereby lowering costs and improving extraction efficiency. Harmony will consider a similar conversion for the remaining Harmony zinc precipitation plant depending on the properties of the materials to be processed.

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

Harmony operates the only independent gold refinery in South Africa. In fiscal 2004, all of Harmony’s South African gold production was refined at Harmony’s refinery. In fiscal 2003, approximately 85% of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In April 2002, Harmony sold its ownership interest in the Rand Refinery back to the Rand Refinery. Harmony received approximately Rand 6.4 million ($0.6 million at an exchange rate of R10.66 per $1.00) from this sale.

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

The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in Item 4. “Information on the Company — Regulation-Mineral Rights.” Harmony’s beneficiation initiatives have benefited from the expansion and improvement of Harmony’s refinery. Harmony supports jewelry ventures in South Africa, including providing facilities for a jewelry school and, in fiscal 2002, Harmony acquired rights to manufacture and distribute a range of jewelry based on the “Lord of the Rings” trilogy in South Africa, the United States and Canada. On December 11, 2002, Harmony and Mintek, a South African government research and development organization, signed a memorandum of understanding to create Musuku Beneficiation Systems, or Musuku, an integrated manufacturing and technology group focusing on the beneficiation of precious metals. Musuku will provide management, operational and technical to integrate value-added processes into the gold mining industry. On June 20, 2004, the Competition Commission approved the Musuku transaction.

Services and Supplies

Mining activities require extensive services, located both on the surface and underground. These services include mining-related services such as mining engineering (optimizing mining layouts and safe mining practices), planning (developing short-term and long-term mining plans), ore reserve management (to achieve optimal orebody extraction), ventilation (sustaining operable mining conditions underground), provision of supplies and materials, and other logistical support. In addition, engineering services are required to ensure equipment operates effectively. Unlike many other South African gold producers, Harmony generally provides only those services directly related to mining. In some cases, other services are provided by outside contractors. Harmony provides medical services to employees at its Free State, Evander and Randfontein hospitals. During fiscal 2004, Harmony entered into a joint venture agreement with Netcare Healthcare Holdings to outsource the management of Harmony’s healthcare.

The Mining Charter described in Item 4. “Information on the Company – Regulation – Mineral Rights” establishes a policy of preferred supplier status according to enterprises controlled by members of historically disadvantaged groups when those enterprises are able to offer goods and services at competitive prices and quality levels. Harmony believes that its procurement policy is consistent with this policy.

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

Capital Expenditures

Capital expenditures, including the non-cash portion, incurred for fiscal 2004 totalled approximately $126.5 million, compared with $209 million for fiscal 2003 and $59.0 million for fiscal 2002. The focus of Harmony’s capital expenditures in recent years has been underground development and plant improvement, upgrades and acquisitions, and management currently expects this focus to continue in fiscal 2005. The decrease in capital expenditure in fiscal 2004 compared with fiscal 2003 was as a result of downscaling at the Elandskraal and Australian operations as well as the appreciation of the Rand against the U.S. dollar. The increase in capital expenditures in fiscal 2003 compared with fiscal 2002 was due to the acquisition of Abelle in March 2003 and the development of projects such as Tshepong and Bambanani. Harmony has budgeted approximately $144.1 million for capital expenditures in fiscal 2005. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business – Harmony’s Mining Operations.” Harmony currently expects that its planned capital expenditures will be financed from operations and existing cash on hand. However, if Harmony decides to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond its current plans, Harmony may consider alternative financing sources described below. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Evander Operations.”

Description of Property

Harmony’s operational mining areas in South Africa comprise the Free State operations of 55,801 acres, the Evander area of 91,178 acres the Randfontein area of 41,026 acres, the Kalgold area of 5,259 acres, the Elandskraal area of 22,864 acres, the Free Gold’s area of 35,582 acres and the Target area 10,469 acres. Harmony’s operational mining areas (granted tenements) in Australia comprise the combined Mt. Magnet – Big Bell area of 252,114 acres, the South Kalgoorlie area of 222,647 acres and active holdings in the Northern Territories Joint Venture that total 288,083 acres. Harmony furthermore owns, controls or shares in mineral rights that have not been brought to production.

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

WORLDWIDE OPERATIONS

Geology

The major portion of Harmony’s South African gold production is derived from mines located in the Witwatersrand Basin in South Africa. The Witwatersrand Basin is an elongate structure that extends approximately 300 kilometers in a northeast-southwest direction and approximately an 100 kilometers in a northwest-southeast direction. It is an Archean sedimentary basin containing a 6 kilometers thick stratigraphic sequence consisting mainly of quartzites and shales with minor volcanic units.

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

The majority of Harmony’s South African gold production is derived from auriferous placer reefs situated at different stratigraphic positions and at varying depths below surface in three of the seven defined goldfields of the Witwatersrand Basin.

Harmony’s production from the Australian operations and South African Kalgold operations are sourced from Archaean greenstone gold deposits. These types of deposits are formed by the interaction of gold-bearing hydrothermal fluids with chemically or rheologically suitable rock types. The hydrothermal fluids are typically focused along conduits termed shear zones. The nature of the shear zone and the host rock determines the style of the mineralization, which may be narrow veins with high gold grades or wide disseminated mineralization with low-medium grades. Frequently the two styles occur together.

At Harmony’s Papua New Guinea operations, the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme, host the gold mineralization at the Wafi project. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about 1kilometer northeast of the Wafi gold orebody. It is a porphyri (Diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo and the mineralized body can be described as a porphyry copper-gold ‘pipe’. Harmony’s Hidden Valley project comprise low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of Papua New Guinea. In the Hidden Valley project area a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit area is dominated by a series of post Miocene faults controlling the gold mineralization, including an early north trending set and the main NW faulting.

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

As at June 30, 2004, Harmony’s mining operations reported total proven and probable reserves of approximately 62.3 million ounces, which includes Avgold, as set forth in the following table:

Ore reserve statement as at June 30, 2004

	Proven Reserves			Probable Reserves			Total Reserves			Gold sales in the fiscal year ended June 30,
	Tons	Grade	Gold oz1	Tons	Grade	Gold oz1	Tons	Grade	Gold oz1	2004
	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(oz)
South African Operations
S.A. Underground
Elandskraal	12.75	0.24	3.06	23.99	0.24	5.69	36.74	0.24	8.75	318,708
Free State	27.83	0.14	3.82	21.04	0.13	2.71	48.87	0.13	6.53	654,420
Randfontein	9.91	0.16	1.61	6.14	0.16	0.99	16.05	0.16	2.60	394,166
Evander	12.24	0.20	2.42	66.83	0.20	13.39	79.07	0.20	15.81	359,733
Avgold	8.59	0.22	1.88	18.12	0.20	3.56	26.71	0.20	5.44	53,434	[7]
Free Gold	26.19	0.22	5.78	57.12	0.20	11.47	83.31	0.21	17.25	959,367	[8]
ARMgold	3.52	0.23	0.82	0.61	0.22	0.13	4.13	0.23	0.95	215,015

Total S.A. Underground	101.03	0.19	19.39	193.85	0.20	37.94	294.88	0.19	57.33	2,954,843
S.A. Surface
Elandskraal	—	—	—	—	—	—	—	—	—	5,301
Avgold	—	—	—	3.80	0.02	0.07	3.80	0.02	0.07	—
Free State	13.76	0.01	0.13	6.64	0.02	0.10	20.40	0.01	0.23	26,732
Randfontein	33.76	0.01	0.47	0.05	0.24	0.01	33.81	0.01	0.49	18,872
Evander	—	—	—	—	—	—	—	—	—	1,961
Kalgold (open cast)	6.14	0.06	0.38	—	—	—	6.14	0.06	0.38	82,756
Free Gold	2.79	0.01	0.04	23.64	0.02	0.38	26.44	0.02	0.42	73,122	[8]

Total S.A. Surface	56.45	0.02	1.02	34.13	0.02	0.56	90.59	0.02	1.59	208,744
Australian Operations
Australian Operations[2]
Northern Territory	0.06	0.41	0.02	0.88	0.08	0.08	0.94	0.10	0.10	—
Mt. Magnet	2.71	0.05	0.15	5.78	0.14	0.78	8.49	0.11	0.92	173,228
South Kalgoorlie[3]	1.65	0.08	0.13	1.28	0.11	0.14	2.94	0.09	0.27	120,532
Big Bell[3]	—	—	—	—	—	—	—	—	—	11,574
Gidgee[5]	—	—	—	—	—	—	—	—	—	32,954

Total Australian Operations	4.42	0.07	0.30	7.94	0.13	1.00	12.37	0.10	1.30	338,288
Papua New Guinea[6]	2.23	0.09	0.20	21.43	0.09	1.84	23.66	0.09	2.04	32,954

TOTAL	164.1		20.91	257.35		41.35	421.50		62.26	3,501,875

[1]	“Gold oz” figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures. Approximate metallurgical recovery factors are set forth below.

[2]	Includes reserves from underground and surface mining at each of the Australian operations.

[3]	The South Kalgoorlie operations include Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 transaction.

[4]	Operations ceased in July 2003.

[5]	Represents sales for five months up to November 2003.

[6]	Includes reserves from underground and surface mining at the operations.

[7]	Represents sales for two months from May 1, 2004 for the Avgold operations.

[8]	Represents Free Gold sales for fiscal year 2004 without taking into account equity accounting for the first three months.

The numbers shown in the table above are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: (a) Elandskraal 95.6%; (b) Free State 95%; (c) Randfontein 96.5%; (d) Evander 96.7%; (e) Kalgold 82%; (f) the Free Gold assets 97%; (g) Target 97.5%, (h) Big Bell 86%; (i) Mt. Magnet 93%; (j) South Kalgoorlie 92%. A gold price of Rand 92,000 per kilogram was applied in calculating the ore reserve figures. The gold price on September 29, 2004 was approximately R84,500 per kilogram. Harmony’s standard for narrow reef sampling with respect to both proven and probable reserve calculations for underground mining operations at Elandskraal, Free State, Evander, Randfontein, Free Gold and Target is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target operations, the Harmony standard for sampling with respect to both proven and probable reserves are fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. Harmony’s standard for sampling with respect to both proven and probable reserves at its Australian underground operations include sampling development drives and crosscuts at intervals of up to 4 meters, drilling fans of diamond drill boreholes with a maximum spacing of 20 meters in any orientation within the ore bodies, and assaying core at 1 meter intervals. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand) for which random sampling is used. Australian surface operations are sampled on diamond drill and reverse circulation drill spacing of no more than 20 meters on average.

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

South African Underground Operations

The following chart details the operating and production results from underground operations in South Africa for the past three fiscal years:

	Fiscal year ended June 30,
	2004[1]	2003[1]	2002[1]
Production
Tons (’000)	17,613	12,294	13,368
Recovered grade (ounces/ton)	0.153	0.142	0.149
Gold sold (ounces)	2,702,015	1,701,367	1,988,320
Results of operations ($)
Product sales (’000)	1,037,867	578,764	567,006
Cash cost (’000)	993,270	425,323	384,434
Cash profit (’000)	44,597	139,775	182,607
Cash costs
Per ounce of gold ($)	368	250	193

[1]	Excludes Harmony’s interest in gold sales by the Free Gold Company for the first three months of fiscal 2004 and for the full fiscal years of 2003 and 2002.

Tons milled from underground operations in South Africa increased to 17,613,000 in fiscal 2004, compared with 12,294,000 in fiscal 2003, due to the acquisition of ARMgold, resulting in the inclusion of Free Gold as a subsidiary, as well as the acquisition of Avgold consisting of the Target operations. See “– ARMgold Operations”, “– Free Gold Operations” and “– Avgold Operations” below. Recovered grade increased 8% in fiscal 2004, compared with fiscal 2003, due primarily to inclusion of the high-grade Free Gold and Avgold operations.

Cash costs for underground operations in South Africa were $368 per ounce of gold in fiscal 2004, compared $250 per ounce of gold in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

South African Surface Operations

The following chart details the operating and production results from Harmony’s surface operations in South Africa for the past three fiscal years (with historic figures adjusted to reflect the segmentation of the Elandskraal operations described above):

	Fiscal year ended June 30,
	2004[1]	2003[1]	2002[1]
Production
Tons (’000)	9,813	5,799	4,198
Recovered grade (ounces/ton)	0.019	0.027	0.033
Gold sold (ounces)	184,884	155,095	138,882
Results of operations ($)
Product sales (’000)	71,000	51,344	40,034
Cash cost (’000)	64,404	35,615	24,037
Cash profit (’000)	6,596	15,729	16,003
Cash costs
Per ounce of gold ($)	348	230	173

[1]	Excludes Harmony’s interest in gold sales by the Free Gold Company for the first three months of fiscal 2004 and the full fiscal years of 2003 and 2002.

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

Cash costs for surface operations in South Africa were $348 per ounce of gold in fiscal 2004, compared with $230 per ounce of gold in fiscal 2003. This increase was attributable primarily to appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Elandskraal Operations

Introduction. On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines in the North West and Gauteng provinces of South Africa for approximately Rand 1 billion. Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. In fiscal 2004, the Elandskraal operations accounted for approximately 10% of Harmony’s total gold sales. The assets and liabilities of the Elandskraal mines include the mineral rights and mining title (excluding a portion of the Carbon Leader Reef horizon, which AngloGold continues to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation. The addition of Elandskraal to Harmony’s operations increased Harmony’s reserves by approximately 9.9 million ounces.

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

During fiscal 2004, the safety record at the Elandskraal mines in terms of lost time frequency rate (22.51) compared unfavorably with the group average of 19.22. The fatality frequency rate (0.65) was also higher than the group average mainly as a result of the seismic event described above. Significant work is being done to address this. Safety standards from other Harmony operations are being applied at Elandskraal and receive constant and high-level attention. Where problems are identified steps are being taken to address the situation. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at the South African operations. See Item 6. “Directors and Senior Management — Board Practices.”

Underground Operations. Detailed below are the operating and production results from underground operations at Elandskraal for fiscal 2004, 2003 and 2002:

	Fiscal year ended June 30,
	2004	2003	2002
Production
Tons (’000)	1,959	2,066	2,420
Recovered grade (ounces/ton)	0.163	0.168	0.183
Gold sold (ounces)	318,708	347,276	442,715
Results of operations ($)
Cash cost (’000)	138,453	95,941	88,425
Cash profit (’000)	(15,416)	18,505	35,683
Cash costs
Per ounce of gold ($)	434	276	200

Tons milled from Elandskraal’s underground operations were 1,959,000 in fiscal 2004, compared with 2,066,000 in fiscal 2003, and ounces sold were 318,708 in fiscal 2004, compared with 347,276 in fiscal 2003. This decrease in tons milled and ounces sold was due to the problems experienced with the orepass system at the Elandsrand operation, which resulted in waste rock diluting the recovery grade and reduced flexibility in the old mine area. This reduction in ounces produced, together with the appreciation of the Rand against the U.S. dollar were the main contributors to the increase in cash cost from $276 per ounce in fiscal 2003 to $434 per ounce in fiscal 2004. See Item 5. “Operating and Financial Review and Prospects Exchange Rates” to see the effect that the appreciation of the Rand, against the U.S. dollar had on the dollar costs of the company. If expressed in Rand terms, costs would have increased by 8.9% in fiscal 2004 due to the reduction in ounces due to problems with the ore pass system, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Elandskraal currently operates two production shaft units, comprised of four surface shafts and two sub-vertical shafts. Set out below are the rock hoisting capacities of Elandskraal’s production shafts.

Hoisting Capacity
Shaft	(tons/month)
Elandsrand No. 2 shaft and sub-vertical shaft	365,000
Deelkraal No. 1 shaft and sub-vertical shaft	206,000

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 36.74 million tons will be sufficient for the Elandskraal operations to maintain underground production until approximately calendar year 2020. However, because the Elandskraal operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

Elandsrand New Mine Project. The project, initiated by AngloGold in 1991, was intended to increase the life of mine by exploiting the southern portion of the lease area between 3,000 – 3,600 meters below surface. This will be achieved by deepening the sub-vertical and ventilation shafts. During fiscal 2004, the payshoot, which was mined on the shallower levels of the old mine, was exposed on levels 102 and 105. Production from level 102 started in January 2004. Development continues on 109 and 113 levels and is expected to be completed by the middle of fiscal 2006.

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

Detailed below are the operating and production results from surface operations at Elandskraal for fiscal 2004, 2003 and 2002.

	Fiscal year ended June 30,
	2004	2003	2002
Production
Tons (’000)	451	1,228	1,197
Recovered grade (ounces/ton)	0.012	0.016	0.028
Gold sold (ounces)	5,301	19,323	33,344
Results of operations ($)
Cash cost (’000)	2,616	4,518	4,744
Cash profit (’000)	(568)	1,924	4,984
Cash costs
Per ounce of gold ($)	493	233	142

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

Randfontein Operations

Introduction. The Randfontein gold mine is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The Randfontein mine currently operates under a mining authorization with a total area of 17,753 hectares. The Randfontein mine has both underground and surface mining operations, and has two metallurgical plants. Underground mining is conducted at Randfontein at depths ranging from 500 meters to 2,500 meters. Harmony has also historically conducted open cast mining at Randfontein, however, these open cast operations were downscaled and discontinued in the six months ended December 31, 2001, as the open cast mine had reached the end of its useful life. In fiscal 2004, Harmony’s Randfontein operations accounted for approximately 12% of Harmony’s total gold sales.

History. Gold mining began at the Randfontein mine in 1889. Since the commencement of mining operations to June 30, 2004, Randfontein has sold approximately 54.8 million ounces of gold at an average recovered grade of 0.163 ounces per ton. Harmony obtained management control of Randfontein in January, 2000 and by June 30, 2000 had acquired 100% of Randfontein’s outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein. See Item 4. “Information on the Company – Business – History.”

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

The safety record at the Randfontein operations during fiscal 2004 in terms of lost time frequency rate (25.48) compared unfavorably with the group average while the fatality frequency rate (0.27) compared favorably with the group average. Lost time frequency rate at the plants in operation was 2.81, which compared unfavorably with the group average of 2.58. There were no fatalities during fiscal 2004. Nevertheless, safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management – Board Practices.”

Underground Operations. Detailed below are the operating and production results from underground operations at Randfontein for the past three fiscal years:

	Fiscal year ended June 30,
	2004	2003	2002
Production
Tons (’000)	2,920	3,162	3,606
Recovered grade (ounces/ton)	0.135	0.144	0.147
Gold sold (ounces)	394,166	454,917	531,588
Results of operations ($)
Cash cost (’000)	138,984	96,190	93,324
Cash profit (’000)	11,851	53,166	57,781
Per ounce of gold ($)	353	211	176

Tons milled from Randfontein’s underground operations were 2,920,000 in fiscal 2004, compared with 3,162,000 in fiscal 2003, and ounces sold were 394,166 in fiscal 2004, compared with 454,917 in fiscal 2003. This decrease in ounces sold was primarily due to the lower recovery grade. Cash costs per ounce of gold were $353 in fiscal 2004, compared with $211 in fiscal 2003. This increase was attributable primarily to the lower ounces produced, due to lower volumes and grade from Cooke 3 shaft and the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

The underground operations at Randfontein are comprised of the underground sections of the Cooke shafts No. 1, 2, and 3, shaft 4 and the Doornkop shaft.

Set out below are the hoisting capacities of Randfontein’s shafts:

Hoisting Capacity
Shaft	(tons/month)
Cooke 1[1]	194,450
Cooke 2	206,600
Cooke 3	291,700
Cooke 4[2]	164,200
Doornkop	54,700

[1]	Currently operating at a rate of 50,000 tons per month in connection with the extraction of the shaft pillar.

[2]	The shaft was closed during April 2002.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable underground ore reserves of 16.05 million tons will be sufficient for the Randfontein underground operations to maintain production until approximately fiscal 2009. However, because the Randfontein operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

	Fiscal year ended June 30,
	2004	2003	2002[1]
Production
Tons (’000)	2,428	2,212	1,687
Recovered grade (ounces/ton)	0.008	0.017	0.018
Gold sold (ounces)	18,872	36,973	30,050
Results of operations ($)
Cash cost (’000)	6,555	7,995	5,952
Cash profit (’000)	720	4,304	2,568
Cash costs
Per ounce of gold ($)	347	216	198

[1]	Open cast operations were downscaled and discontinued in the six months ended December 31, 2001 and current surface operations exploit waste rock dumps and tailings dams (slimes and sand).

Tons milled from Randfontein’s surface operations were 2,428,000 in fiscal 2004, compared with 2,212,000 in fiscal 2003, and ounces sold were 18,872 in fiscal 2004 compared with 36,973 in fiscal 2003, recovered grade was 0.008 in fiscal 2004, compared with 0.017 in fiscal 2003. The surface sources are run as a separate business with dedicated management staff. The ore is fed to a separate metallurgical plant (Doornkop plant) and is not mixed with any underground ore. The significant decrease in recovery grades was due to the change in feed material as tonnages from the Lindium Reefs section were depleted. In fiscal 2004, cash operating costs increased to $347 per ounce from $216 per ounce in fiscal 2003. This increase was attributable primarily to the decrease in recovery grade as well as the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the decrease in recovery grade and the reduction of relatively lower-cost, higher-grade production from the open cast operations.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable surface reserves of 33.81 million tons would be sufficient for the Randfontein operations to maintain surface production until approximately the end of fiscal 2005. Future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates”.

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

Free State Operations

Introduction. Harmony’s Free State operations are comprised of the original Harmony mines, the Unisel mine, Saaiplaas shaft 3, the Masimong shaft complex (comprised of Masimong shafts 4 and 5), Brand shafts 2, 3 and 5, and the Vermeulenskraal North mineral rights area. Mining is conducted at Harmony’s Free State operations at depths ranging from 500 meters to 2,500 meters. In fiscal 2004, Harmony’s Free State operations accounted for approximately 21% of Harmony’s total gold sales.

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

The safety record at the Free State operations during fiscal 2004 in terms of lost time frequency rate (17.71) was lower than the group average while the fatality frequency rate (0.25) compares favorably with the group average. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Executive for Sustainable Development leads initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management – Board Practices.”

Underground Operations. Detailed below are the operating and production results from the Free State underground operations for the past three fiscal years:

	Fiscal year ended June 30,
	2004	2003	2002
Production
Tons (’000)	4,856	4,721	4,748
Recovered grade (ounces/ton)	0.135	0.124	0.126
Gold sold (ounces)	654,420	538,990	598,635
Results of operations ($)
Cash cost (’000)	253,162	146,079	131,817
Cash profit (’000)	(1,434)	38,300	43,238
Cash costs
Per ounce of gold ($)	387	271	220

Tons milled from the Free State underground operations were 4,856,000 in fiscal 2004, compared with 4,721,000 in fiscal 2003, and ounces sold were 654,420 in fiscal 2004, compared with 538,990 in fiscal 2003, primarily because of the increase in production from the Masimong complex.

Recovered grade was 0.135 in fiscal 2004, compared with 0.124 in fiscal 2003, mainly as a result of higher grade ore from the Masimong shaft complex. Cash costs were $253,162,000 in fiscal 2004 compared with $146,079,000 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar as well as the increased cost from the Masimong Expansion project. Cash costs per ounce were $387 in fiscal 2004, compared with $271 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony currently has nine shafts at its Free State operations and three service shafts. The total shaft hoisting capacity is detailed below:

Hoisting Capacity
Shaft	(tons/month)
Harmony shaft 2	250,000
Harmony shaft 3[1]	99,200
Harmony shaft 4[2]	161,000
Merriespruit shaft 1	142,200
Merriespruit shaft 3	217,200
Virginia shaft 2[3]	113,500
Unisel	151,000
Saaiplaas 3[4]	194,000
Brand shaft 2[5]	132,300
Brand shaft 3	132,300
Brand shaft 5[7]	166,400
Masimong shaft complex[6]	164,200

[1]	Integrated with Harmony shaft 2 during fiscal 2002 and currently operating as a service shaft.

[2]	Closed in the quarter ended June 30, 2002 and currently operating as a service shaft.

[3]	Closed in the quarter ended December 31, 2001 and currently operating as a service shaft.

[4]	Previously operated as a service shaft. Limited extraction of the shaft pillar commenced in the quarter ended September 30, 2002 and mined as a production unit with Masimong 5.

[5]	Production suspended in the quarter ending March 31, 2002 pending consideration of this shaft’s future. Contract mining is being considered for vamping.

[6]	Includes the Masimong 4 and 5 shafts.

[7]	Closed in the September, 2003 quarter. Limited development is taking place to explore some virgin areas on the shaft.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 48.87 million tons will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2012. However, because Harmony’s Free State operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others and it is currently envisaged that a decrease of production in certain sections will commence in the near term. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

	Fiscal year		Six months
	ended June 30,		ended June 30,
	2004	2003	2002
Production
Tons (’000)	2,368	1,164	255
Recovered grade (ounces/ton)	0.11	0.21	0.052
Gold sold (ounces)	26,732	24,209	13,309
Results of operations ($)
Cash cost (’000)	9,343	6,550	613
Cash profit (’000)	869	1,517	3,673
Cash costs
Per ounce of gold ($)	350	271	46[1]

[1]	Includes 8,808 ounces of low-cost production from clean-up of the plant and refinery.

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

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved during the 2004 fiscal year, the June 30, 2004 reported proven and probable ore reserves of 20.4 million tons will be sufficient for the Free State operations to maintain surface production until approximately fiscal 2009. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.” Plants. There are three metallurgical plants at the Free State operations, namely the Central, Virginia and the Saaiplaas plants. The Central and Virginia plants employ CIP/CIL hybrid technology. The Saaiplaas plant has been converted from the zinc precipitation filter process to the CIL. After the year end for fiscal 2004, the Virginia plant was closed and clean up operations are in progress.

The following table sets forth processing capacity and average tons milled during fiscal 2004 for each of the plants:

		Average
		milled
		for the fiscal
	Processing	year ended
	Capacity	June 30, 2004
Plant	(tons/month)	(tons/month)
Central	264,600	178,700
Virginia	198,400	128,800
Saaiplaas	242,500	144,200

In fiscal 2004, Harmony’s plants at its Free State operations recovered approximately 95% of the gold contained in the ore delivered for processing. Harmony’s refinery is also located at its Free State operations.

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

Evander Operations

Introduction. Harmony’s Evander operations are located in the province of Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines and 26,952 hectares of mineral rights adjacent to these mines. Mining at Harmony’s Evander operations is conducted at depths ranging from 300 meters to 2,100 meters. In fiscal 2004, Harmony’s Evander operations accounted for approximately 11% of Harmony’s total gold sales.

History. Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of depletion of ore reserves, all four mining areas were merged to form Evander. In August 1998, Harmony acquired Evander as a wholly-owned subsidiary. Since then, Harmony has implemented the “Harmony Way” management process at Evander.

Geology. The area covered by Evander’s mining authorization and mineral rights is situated within the Evander basin, a geologically discrete easterly extension of the main Witwatersrand Basin. Only one economic placer unit, the Kimberley Reef, is mined at Evander. In addition to the faulting of the reef horizon, there are numerous dykes and sills that complicate the mining layouts, the most significant of which is an extensively developed dolerite footwall sill that occasionally intersects the Kimberley Reef, causing displacements within it.

Mining Operations. The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. Evander was affected by two underground fires and the flooding of parts of the mine during fiscal 2000, both of which had a negative impact on production during fiscal 2000. Such incidents are generally infrequent and there were no significant incidents in fiscal 2003 or 2004. On July 12, 2002, a seismic event at the Evander 8 shaft caused injuries to four workers (but no fatalities), significant infrastructure damage and an interruption in production for three weeks. The damage from this incident adversely impacted on the performance of these operations over the 2003 fiscal year due to the fact that 8 shaft is the highest grade operation at Evander, so production and overall recovery grade was significantly affected. The operational performance has now returned to the pre-seismic event levels since the quarter ended June 30, 2003. During the quarter ended March 31, 2004, an agreement was reached with the unions for the implementation of CONOPS at Evander. To date, it has been fully implemented at

Evander 7. Due to an initial lack of mining flexibility, CONOPS has only been partially introduced at Evander 8. The introduction at Evander 2 is progressing well but results from this shaft have been inconsistent to date. The full benefit of the implementation are expected to become more evident during the next six months. For a description of CONOPS, see Item 6. “Directors, Senior Management and Employees – Unionized Labor”.

The safety record at the Evander operations in terms of lost time frequency rate (29.33) during fiscal 2004 is higher than the group average. The fatality frequency rate (0.21) during fiscal 2004 is lower than the group average. The lost time frequency rate at the plants and surface operations (3.61) is higher than the group average. There were no fatalities during fiscal 2004. Significant work is being done to address this. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Underground falls of ground have historically been the biggest cause of fatal injuries at Evander. Roofbolting has been implemented at Evander in an effort to address this risk. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management – Board Practices.”

Detailed below are the operating and production results at Evander for the past three fiscal years:

	Fiscal year ended June 30,
	2004	2003	2002
Production
Tons (’000)	2,286	2,345	2,594
Recovered grade (ounces/ton)	0.158	0.154	0.160
Gold sold (ounces)	361,694	360,184	415,382
Results of operations ($)
Cash cost (’000)	130,733	87,113	70,867
Cash profit (’000)	8,389	29,804	45,905
Cash costs
Per ounce of gold ($)	362	242	171

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

The increase in cash costs from $242 per ounce in fiscal 2003 to $362 per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” Additional costs incurred in repairing the infrastructure of Evander 2 shaft also impacted on the increase in cash cost. If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony currently has five operating shafts and one service shaft at its Evander operations. The total shaft hoisting capacities are detailed below:

Hoisting Capacity
Shaft	(tons/month)
Evander No. 2 shaft	75,800
Evander No. 3 shaft[1]	21,800
Evander No. 5 shaft	103,300
Evander No. 7 shaft	116,600
Evander No. 8 shaft	161,600
Evander No. 9 shaft[2]	91,200

[1]	Mining at this shaft has ceased.

[2]	Downscaled beginning in the quarter ended September 30, 2002 and currently only small scale mining is taking place here.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 79.07 million tons will be sufficient for the Evander operations to maintain production until approximately fiscal 2018. However, because Harmony’s Evander operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In particular, Harmony downscaled shaft 9 in the quarter ended September 30, 2002, following the final extraction of the shaft pillar in the quarter ended June 30, 2002. Small scale mining is continuing in this area and Harmony will do further prospect work to ensure there are no more economical areas to extract. Production at shaft 3 had also been halted when Harmony acquired the Evander operations, and Harmony recommenced limited production from this shaft in the quarter ended December 31, 2001. Due to the current economic climate, mining operations at shaft 3 has been ceased during the quarter ended December 31, 2003. Harmony currently expects that production at shafts 2, 5 and 7 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

In fiscal 2004, Harmony’s plants at its Evander operations recovered approximately 96% of the gold contained in the ore delivered for processing.

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

Kalgold Operations

Introduction. Harmony conducts a surface mining operation at the Kalgold gold mine near Mafikeng in the North West Province of South Africa. Through Kalgold, Harmony also controls extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa. Harmony purchased Kalgold on July 1, 1999. In fiscal 2004, the Kalgold operations accounted for approximately 3% of Harmony’s total gold sales.

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

While there is no reliable industry benchmark for safety at South African surface mining operations, the Kalgold operations had a lost time injury frequency rate of 4.93 per million hours worked in fiscal 2004, and recorded no fatal accidents in fiscal 2004. During fiscal 2003, refurbishment activities at Kalgold’s CIL plant resulted in some safety related incidents, which contributed to the increased lost time injury frequency rate. Harmony has, however, addressed these issues and does not expect them to have a material impact on long-term production. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Kalgold achieved 1,000,000 fatal free shifts during the quarter ended September 30, 2003 and no employee has lost his life on the mine since the commissioning of this mine. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management – Board Practices.”

Detailed below are the operating and production results from open cast operations at Kalgold for the past three fiscal years:

	Fiscal year ended June 30,
	2004	2003	2002
Production
Tons (’000)	1,530	1,195	1,060
Recovered grade (ounces/ton)	0.054	0.062	0.059
Gold sold (ounces)	82,756	74,590	62,179
Results of operations ($)
Cash cost (’000)	28,510	16,552	12,727
Cash profit (’000)	3,022	7,984	4,778
Cash costs
Per ounce of gold ($)	345	222	205

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

Cash costs at Kalgold were $345 per ounce in fiscal 2004, compared with $222 per ounce in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the decreased ore grade, increases in the global price of oil and the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 6.14 million tons will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2008. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

The following table sets forth processing capacity and average tons milled during fiscal 2004 for each of the plants:

Average
milled
for the fiscal
	Processing	year ended
	Capacity	June 30, 2004
Plant	(tons/month)	(tons/month)
CIL	140,000	105,200
Heap Leach	—	*

*	Active use of heap leaching was discontinued in July 2001; however, Harmony expects to apply leaching solution occasionally in the future to recover any available gold.

In fiscal 2004, Harmony’s plants at its Kalgold operations recovered approximately 82% of the gold contained in the ore delivered for processing.

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

In connection with the acquisition of the Free Gold assets, on April 5, 2002 Harmony and ARMgold entered into a formal joint venture and shareholders’ agreement relating to the Free Gold Company. The agreement provided that Harmony and ARMgold were each responsible for 50% of the expenses associated with operating the Free Gold assets. Pursuant to the agreement, an interim executive committee composed of an equal number of representatives appointed by Harmony and ARMgold managed the Free Gold Company until the acquisition was completed. Following completion of the acquisition, management of the Free Gold Company was vested in a board, which initially was composed of an equal number of Harmony and ARMgold representatives. Since Harmony acquired ARMgold in September 2003, the Free Gold Company has been accounted for as a wholly owned subsidiary. Therefore Harmony’s interest in the Free Gold Company was equity accounted for the first three months of the year, and then consolidated for the remaining nine months. In fiscal 2004, the Free Gold operations accounted for approximately 23% of Harmony’s total gold sales

The Free Gold assets consist of the Joel, Tshepong, Matjhabeng and Bambanani mines, associated infrastructure and other mineral rights in the Free State Province of South Africa. Production from the underground mines and adjacent surface sources is processed through three processing facilities (the Free State 1, or FS1, Plant, the Free State 2, or FS2, Plant and the Joel Plant). Because Harmony equity accounted for its 50% interest in the Free Gold Company for the first three months of the year, sales from the Free Gold assets are not included in Harmony’s sales figures for that period. The sales from the remaining nine months were included in the total sales figures for the year. For more information on Harmony’s consolidation policy, see note 2(b) to the consolidated financial statements.

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

The Tshepong Decline project, which started in April 2003, is proceeding on schedule. This project will add two additional operating levels below the present level of the Tshepong North Shaft. At fiscal 2004 year end, R100.9 million has been expended. A further R 164.9 million has been budgeted to complete the project. The Free Gold Company estimates that the project will be completed by July 2006 and will add 150,000 ounces of gold per year to current production. CONOPS was introduced at Tshepong during the quarter ended December 31, 2003. This has increased production, breaking records in May and June 2004. In line with this increase, the cash costs also rose. For a description of CONOPS, see Item 6. “Directors, Senior Management and Employees-Unionized Labor”.

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

During Harmony’s fiscal 2004, the lost time frequency rate at the Free Gold operations (19.46) compared favorably with the group average, as did the fatality frequency rate of 0.17. The lost time frequency rate at the plants and surface operations was 6.30, which is higher than the group average for these types of operations. The fatality frequency rate at the surface operations was 0.18, which was higher than the group average. The Free Gold Company applies safety standards similar to safety standards for Harmony operations and safety standards receive constant and high-level attention. Where problems are identified, the Free Gold Company takes steps to address the situation. The Free Gold Company has begun implementing measures to reduce costs while increasing production and extending mine life, in a manner that Harmony believes is consistent with the “Harmony Way.”

Underground Operations. Detailed below are the operating and production results from underground mining at the Free Gold assets for the six months ended June 30, 2002 and the fiscal years ended June 30, 2003 and June 30, 2004. The reporting periods differ as the year end was changed to bring it in line with Harmony’s reporting period.

	Fiscal year	Fiscal year	Six months
	ended	ended	ended
	June 30,	June 30,	June 30,
	2004	2003	2002
Production
Tons (’000)	5,426	5,178	2,179
Recovered grade (ounces/ton)	0.177	0.206	0.228
Gold sold (’000 ounces)	959,367	1,066,564	497,080
Results of operations ($)
Cash cost (’000)	319,841	213,668	77,108
Cash profit (’000)	49,958	136,810	83,380
Cash costs
Per ounce of gold ($)	333	200	155

Tons milled from the Free Gold underground operations were 5,426,000 in fiscal 2004, compared with 5,178,000 in fiscal 2003. Ounces sold were 959,367 in fiscal 2004, compared with 1,066,564 in fiscal 2003. The decrease in ounces sold is primarily attributed to the lower recovery grade at Bambanani.

Harmony’s 50% interest in the sale of gold from the Free Gold Company that was excluded as a result of equity accounting amounted to 126,414 ounces in fiscal 2004.

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

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold operations in the fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 83.31 million tons will be sufficient for the Free Gold operations to maintain underground production until approximately 2015. However, because the Free Gold operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

The Free Gold Company has eleven operating shafts, the rock hoisting capacities of which are set forth below.

Hoisting Capacity
Shaft	(tons/month)
Tshepong North shaft[1]	181,800
Bambanani East shaft	215,000
West shaft	88,200
Joel North and South shafts[2]	385,000
Matjhabeng Eland shaft	77,200
Matjhabeng Sable and Kudu shafts	132,300
Matjhabeng Nyala shaft	308,600
St. Helena No. 2 shaft[3]	82,700
St. Helena No. 4 shaft[4]	88,200
St. Helena No. 8 shaft[5]	110,200
St. Helena No. 10 shaft[6]	165,300

[1]	Currently operating at a rate of 136,000 tons per month while upgrades in the shaft to facilitate increased production are in progress.

[2]	Currently operating at a rate of 40,000 tons per month, in line with the shaft’s current mining plan.

[3]	Closed during the December 2003 quarter.

[4]	Currently operating at a rate of 15,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.

[5]	Currently operating at a rate of 36,000 tons per month due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.

[6]	Currently closed due to the reduction of mining operations by GoldFields prior to the sale of St. Helena to the Free Gold Company.

Surface Operations. Detailed below are the operating and production results from the Free Gold Company’s surface operations for the six months ended June 30, 2002 and the fiscal years ended June 30, 2003 and June 30, 2004. The reporting periods differ as the year end was changed to bring it in line with Harmony’s reporting period.

	Fiscal year	Fiscal year	Six months
	ended	ended	ended
	June 30,	June 30,	June 30,
	2004	2003	2002
Production
Tons (’000)	4,148	5,146	2,641
Recovered grade (ounces/ton)	0.018	0.017	0.0233
Gold sold (ounces)	73,122	88,864	61,086
Results of operations ($)
Cash cost (’000)	23,972	19,108	7,526
Cash profit (’000)	4,535	9,816	11,980
Cash costs
Per ounce of gold ($)	328	215	123

Tons milled from surface operations were 4,148,000 in fiscal 2004, compared with 5,146,000 in fiscal 2003, and ounces sold were 73,122 in fiscal 2004, compared with 88,864 in fiscal 2003. These decreases were attributable primarily to the decision to discontinue treating surface sources as a result of the prevailing gold price. Ounces attributable to Harmony’s 50% interest in the Free Gold Company that were not included as a result of equity accounting amounted to 11,930 ounces for the 3 months ended September 30, 2004.

Cash costs were $23,972,000 in fiscal 2004, compared with $19,108,000 in fiscal 2003. This increase is attributable primarily to the appreciation of the Rand against the U.S. dollar. Cash costs per ounce were $328 in fiscal 2004, compared with $215 in fiscal 2003.

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved at the Free Gold operations in the fiscal 2004 year, the June 30, 2004 reported proven and probable ore reserves of 26.44 million tons will be sufficient for the Free Gold assets to maintain surface production until approximately 2015. However, because the Free Gold assets consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

ARMgold Operations

Introduction. On September 22, 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on May 2, 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share ($0.64) prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold’s shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For U.S. GAAP purposes, the merger is accounted for as a purchase by Harmony of ARMgold for a purchase consideration of $697 million. The results of ARMgold were included from October 1, 2003.

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

Cost control is one the major challenges faced at the ARMGold operations. Since the merger, management has implemented the “Harmony Way” in an effort to cut costs and increase productivity.

The Welkom mine is a mature one and is nearing the end of its economic life. A decision was made during the quarter ended March 31, 2004 to downscale and to eventually close the Welkom 1. Where possible, workers would be re-trained and redeployed at other operations. Orkney 6 was also earmarked for closure during the quarter ended March 31, 2004.

Following a protected strike that lasted from February 12, 2004 to February 16, 2004, Harmony and the National Union of Mineworkers (“NUM”) reached an agreement on annual wage increases. NUM accepted the Company’s proposal and these employees have now been included in the bi-annual wage agreement, which will be renegotiated in July 2005.

During fiscal 2004, the safety record at ARMgold mines in terms of lost time frequency rate (17.29) compared favorably with the group average, while the fatality frequency rate of 0.42 was much higher than the average for the group. Significant work is being done to address this. Where problems are identified, steps are being taken to address the situation. Since the merger, the executive officer in charge of sustainable development for the South African operations would also be working together with management at ARMgold to improve the workplace. See Item 6. “Directors and Senior Management – Board Practices.”

Underground operations. Detailed below is the operating and production results from the ARMgold operations for 9 months from October 1, 2003.

Nine months ended
June 30, 2004
Production
Tons (’000)	1,424
Recovered grade (ounces/ton)	0.151
Gold sold (ounces)	215,015
Results of operations ($)
Cash cost (’000)	78,154
Cash profit (’000)	5,040
Cash costs
Per ounce of gold ($)	363

ARMgold has six operating shafts at its Welkom operations and seven mature shafts at its Orkney operations. Set below are the rock hoisting capacities for ARMgold’s production shafts.

Hoisting Capacity
Shaft	(tons/month)
Welkom 1	74,000
Welkom 2[1]	58,800
Welkom 3[1]	59,900
Welkom 4[1]	59,900
Welkom 6[1]	74,000
Welkom 7[1]	74,000
Orkney 1[2]	149,100
Orkney 2	154,600
Orkney 3	141,500
Orkney 4	174,200
Orkney 5[3]	119,700
Orkney 6	147,000
Orkney 7[1]	147,000

[1]	Welkom 2, 3, 4, 6 and 7 and Orkney 7 shafts was mined by a contractor during the first quarter of fiscal 2004. The shafts are currently on care and maintenance.

[2]	Orkney one shaft was given back to Anglo Gold as per the agreement with them.

[3]	Orkney 5 shaft was closed during July 2002, principally due to depletion of reserves and for seismic reasons.

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable reserves of 4.13 million tons will be sufficient for the ARMgold operations to maintain underground production until approximately calendar year 2007. However, because the ARMgold operations consist of several different mining sections at various stages of maturity, it is expected that some of the sections will decrease production earlier than others. In addition, any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations. See Item 3. “Key information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

Plants. ARMgold does not own any plants. Ore from its Welkom operations is processed at the Free Gold Company’s FS2 plant. This ore is delivered by road to the plant. Ore from the Orkney operations are treated at Vaal River Operations’ (“VRO”) no 1 Gold Plant. Various agreements between Harmony and VRO govern the supply and quality of the ore and gold apportionment.

Capital expenditure. Harmony incurred approximately Rand 4.3 million in capital expenditure at the ARMgold operations during fiscal 2004, principally for development at Orkney 3 shaft. Harmony has not budgeted for capital expenditure at the ARMgold operations in fiscal 2005.

Avgold operations – Target

Introduction. Avgold’s operations consist of the Target mine, Target North and Extensions and Oribi Exploration Property situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located at approximately latitude 28°00’S and longitude 26°30’E on the northern limit of the Welkom Goldfields, the site is accessed via the R30 situated between the towns of Bothaville and Welkom.

On July 15, 2003 Harmony acquired 11.5% in Avgold from Anglo South Africa Capital (Pty) Ltd. On November 13, 2003 Harmony announced that it had reached an agreement regarding the acquisition of ARM’s 42% share in Avgold. In terms of JSE Securities Exchange South Africa regulations, the offer was extended to the remaining Avgold shareholders by way of a scheme of arrangements. Following a scheme meeting held on May 3, 2004, the High Court of South Africa approved the scheme on May 11, 2004. This resulted in Harmony acquiring the minority shareholding and Avgold becoming a wholly-owned subsidiary. In fiscal 2004, Avgold’s operations accounted for approximately 2% of Harmony’s total gold sales.

History. The Target Operations area was initially explored through surface drilling in the late 1980s with further exploration being undertake from a 5.6 kilometers long decline, commenced in 1995, driven from 203L at Lorraine No.1 shaft. A positive feasibility study into the development of a 105 ktpm operation was produced in May 1998 resulting in the decision to develop the Target mine. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Lorraine mine in August 1998, the Lorraine No. 1 and No. 2 shafts were transferred to the Target mine, becoming Target No.1 and No. 2 shafts, respectively.

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

Two months ended
June 30, 2004
Production
Tons (’000)	228
Recovered grade (ounces/ton)	0.234
Gold sold (ounces)	53,434
Results of operations ($)
Cash cost (’000)	11,514
Cash profit (’000)	8,259
Cash cost
Per ounce of gold ($)	215

Harmony currently has one shaft at its Avgold operations.

The total shaft hoisting capacity is detailed below.

Hoisting capacity
(tons/month)
Target mine	136,100

On a simplistic basis (and assuming that no additional reserves are identified), at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 30.51 million tons will be sufficient for the Avgold operations to maintain production until approximately 2020. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

Plants. Target Plant was commissioned towards the end of 2001 and currently treats only underground ore. The process route comprise primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydrocyclones, thickening, cyanide leaching, CIP adsorption, elution, electrowinning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electrowinning. Gold bullion is despatched to the Harmony’s refinery.

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

In an effort to increase efficiency and reduce corporate expenditures, in the quarter ended June 30, 2002 Harmony integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton and Hill 50 in Perth. The Abelle corporate office was also merged with the Harmony corporate office in Perth during the quarter ended September 30, 2003, after the buyout of the Abelle minorities were completed. Each of Harmony’s Australian operations, Mt. Magnet and South Kalgoorlie, conducts surface mining (principally through open pit methods) and underground mining, with access through two declines at Mt. Magnet and one decline at South Kalgoorlie. Mining at Harmony’s Australian operations involves more mechanized mining than at Harmony’s South African operations with the exception of operations at Target. Outside contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony’s management. As of June 30, 2004, Harmony’s Australian operations had 205 employees, while the contractors employed 498 people.

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

On February 26, 2003 Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle, at a purchase price of A$0.75 per share and A$0.45 per listed option, for a total price of approximately A$151 million. On the date of the offer announcement, Harmony also announced that it had entered into an agreement with Abelle whereby Abelle placed 35 million new shares in Abelle with Harmony, at a price of A$0.75 per share, subject to certain conditions including Abelle shareholder approval. This placement was approved by shareholders at a meeting of Abelle held on April 30, 2003 and the placement was completed on May 8, 2003. This transaction represented approximately 18% of Abelle’s expanded issued share capital. On February 25, 2003 Harmony entered into a pre-bid acceptance agreement for a nominal consideration of A$10, pursuant to which Silvara Pty Ltd, a subsidiary of the Guiness Peat Group plc agreed to accept the share offer in respect of a total of 32,044,533 Abelle shares, representing 19.95 of the total issued share capital of Abelle at that date. The original offer was extended and Harmony closed its offers on April 30, 2003 and advised at that date it had a relevant interest in 87% of Abelle shares and 65% of Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle. On March 15, 2004, after successfully reviewing the Hidden Valley feasibility study in Papua New Guinea as prepared by Abelle, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities, at a purchase price of A$2 per share and A$1.70 per listed option, for a total price of approximately A$121 million. The original offer was extended from May 14, 2004 to June 18, 2004. Harmony closed its offers on June 18, 2004, and advised that at that date it had a relevant interest in 99% of Abelle shares and 99% of Abelle options. Harmony subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.

The Mount Magnet operations sold 173,228 ounces of gold in fiscal 2004, compared with the 182,690 ounces of gold produced in fiscal 2003, and the South Kalgoorlie operations sold 120,532 ounces of gold in fiscal 2004 compared with 182,851 ounces in the previous year. The Gidgee operations, which were acquired through the Abelle transaction and disposed of in December 2003 contributed 32,954 ounces in fiscal 2004 to Harmony’s production, compared with the 11,534 ounces for the two months which it was included in Harmony’s production in fiscal 2003. Big Bell operations only contributed 11,574 ounces derived from plant cleanup in fiscal 2004 compared with 132,579 ounces produced in fiscal 2003.

New Hampton sold 191,521 ounces of gold in fiscal 2002, which were included in Harmony’s gold sales for fiscal 2002, and Hill 50 sold 275,185 ounces of gold in fiscal 2002, three months of which, or 61,472 ounces, were included in Harmony’s gold sales for fiscal 2002. The Australian operations has increased Harmony’s reserves by approximately 1.4 million ounces in fiscal 2004. With effect from April 1, 2002, Harmony reports the New Hampton and Hill 50 operating and financial results together within an “Australian Operations” segment, which was expanded on May 1, 2003 to include Abelle, which is further segmented into the Mt. Magnet operations and the South Kalgoorlie operations (consisting of the Jubilee and New Celebration operations). In fiscal 2004, the Australian operations accounted for approximately 10% of Harmony’s total gold sales.

Harmony’s Australian operations control exploration and mineral rights over a total area of approximately 541,000 hectares (1,337,164 acres), of which the active mining areas currently total approximately 275,089 hectares (679,470 acres).

The following chart details the operating and production results from Harmony’s Australian operations for the past three fiscal years:

	Fiscal year ended June 30,
	2004[1]	2003[2]	2002[3]
Production
Tons (’000)	5,227	7,883	5,273
Recovered grade (ounces/ton)	0.065	0.065	0.048
Gold sold (ounces)	338,288	509,654	252,993
Results of operations
Product sales (’000)	131,435	165,351	66,402
Cash cost (’000)	110,475	138,808	59,537
Cash profit (’000)	21,960	31,246	6,865
Cash costs
Per ounce of gold ($)	327	272	235

[1]	Includes gold sales from Abelle’s Gidgee Operations for 5 months until November 2003.

[2]	Includes gold sales from Abelle’s Gidgee Operations for two months from May 1, 2003.

[3]	Includes gold sales from Hill 50 (including Mt. Magnet and the New Celebration portion of the South Kalgoorlie operations) for three months from April 1, 2002.

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

In fiscal 2003, the company put the Big Bell underground operations in harvest mode, as continued low grades from underground had made the operation uneconomical. Underground mining ceased at Big Bell during July 2003. Most of the other assets and surface infrastructure have been allocated to Harmony’s other mining operations in Australia or sold during fiscal 2004.

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

Mining Operations. The Big Bell operations were engaged in both underground and open pit mining. These operations were subject to all of the underground and open pit mining risks detailed in the Risk Factors section. Underground mining at depths of up to 600 meters was conducted by way of a decline and a longhole sub-level caving method was employed. Contractors operated diesel powered mining equipment to transport ore up the decline and delivered it to the crusher pad. At the Cuddingwarra and Cue open pit operations, New Hampton employed outside contractors to extract ore with large earthmoving equipment. The open pits were situated on small ore bodies, which resulted in short mine lives (generally less than a year). As a result, Harmony had to continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See Item 3. “Key Information – Risk Factors – To maintain gold production beyond the expected lives of Harmony’s existing mines or increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

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

Mining at the lower levels of the Big Bell underground mine continued to yield disappointing results in fiscal 2003, as indicated in 2002, with lower than expected grade. This ultimately led to the decision to close the operation in July 2003. Detailed below are the operating and production results from operations at Big Bell for the last three fiscal years:

	Fiscal year ended June 30,
	2004[1]	2003	2002
Production
Tons (’000)	120	2,147	2,900
Recovered grade (ounces/ton)	0.096	0.062	0.046
Gold sold (ounces)	11,574	132,579	132,389
Results of operations ($)
Cash cost (’000)	3,713	44,491	38,288
Cash profit/(loss) (’000)	366	(4,458)	(2,265)
Cash costs
Per ounce of gold ($)	321	289	335

[1]	Production consists of plant clean up tons and ounces during July 2003. Big Bell ceased operations for the remainder of fiscal 2004 and was subject to cleanup and rehabilitation work.

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

Plant. The Big Bell operations included one metallurgical plant, which was disposed of in November 2003. Ore from the Big Bell underground and open pit operations was processed through this CIL treatment plant located 28 kilometers from Cue in the Murchison region. Ore extracted from the Big Bell underground mine was transported by diesel powered mining equipment up the decline and to the crusher pad. Road trains delivered ore from the open pits. The plant underwent significant capital refurbishments during fiscal 2001 in an effort to ensure that planned throughput was achieved, but due to the age and layout of this plant, unit costs were higher than at other plants in Harmony’s Australian operations.

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

Mt Magnet Operations

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

Underground operations at Mt. Magnet consist of the Hill 50 and Star mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,300 meters in depth, is currently one of Australia’s deepest underground mines. The Star mine is approximately 950 meters in depth. Underground mining is conducted by decline tunnel access. The principal challenges facing the Hill 50 underground mine is its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. As a result, maintaining adequate grade remains a critical component of this mine. The same issues affected the Star underground mine in fiscal 2004, but due to its lower grade and variability of grade, it faced additional challenges. As discussed in fiscal 2003 its orebody is difficult to define and required significantly better mining grades than those achieved in fiscal 2004 to justify further investment in deepening the decline. Therefore, a decision was taken in fiscal 2004 to stop the decline development at Star and put the mine in harvest mode. It is anticipated that mining will continue there until the end of December 2004. With the closure of Star additional underground tonnage will be provided by developing a new underground mine at the St. George open pit, which was one of the open pits mined in fiscal 2004. It is anticipated that the development of the decline at St. George will start in December 2004, with production commencing in the June 2005 quarter.

Surface operations at Mt. Magnet exploit several medium-sized open pits, as well as numerous smaller open pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet. The principal challenge facing the Mt. Magnet operations is that the open pits are situated on small ore bodies, which results in short mine lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. Maintaining grade and managing the increased geotechnical complexities of the Hill 50 and Star underground also remains critical. See Item 3. “Key Information – Risk Factors – To maintain gold production beyond the expected lives of Harmony’s existing mines or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

As of June 30, 2004, the safety record at the Mt. Magnet operations compared favorably with Australian industry averages. Safety standards of Harmony Australia are being applied at the Mt. Magnet operations and it receives constant and high-level attention. Detailed below are the operating and production results from operations at Mt. Magnet for the last three fiscal years:

	Fiscal year ended June 30,
	2004	2003	2002
Production
Tons (’000)	3,058	2,922	3,022
Recovered grade (ounces/ton)	0.056	0.063	0.063
Gold sold (ounces)	173,228	182,690	189,689
Results of operations ($)
Cash cost (’000)	58,202	42,989	34,495
Cash profit/(loss) (’000)	9,512	13,615	18,097
Cash costs
Per ounce of gold ($)	336	182	235

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

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 8.49 million tons for Mt. Magnet would be sufficient to maintain production until approximately fiscal 2007. However, because the Mt. Magnet operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

South Kalgoorlie Operations

History. The South Kalgoorlie operations include several open pits at Jubilee and New Celebration, as well at the Mt. Marion underground mine at New Celebration. In the Jubilee area, two separate companies commenced gold mining by modern methods in 1987, although some sporadic mining of gold took place in the area in the late nineteenth century. The Jubilee operations were originally comprised of large Jubilee open pit but in recent years have also drawn on a number of smaller open pits. Harmony acquired the Jubilee operations in the New Hampton transaction. The New Celebration operations were initially developed in 1987 by a third company exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest Mining Ltd. in June 2001. The Mt. Marion decline, which is the largest underground development at New Celebration, was established in 1998. Harmony acquired the New Celebration operations, including the Mt. Marion underground mine, in the Hill 50 transaction.

Following the acquisitions of New Hampton and Hill 50, Harmony integrated the Jubilee operations and New Celebration operations to form the South Kalgoorlie operations. Since the commencement of operations to June 30, 2004, total gold production from Harmony’s mines in the South Kalgoorlie area exceeds two million ounces.

Geology. The South Kalgoorlie mines are located approximately 30 kilometers south of Kalgoorlie in the Eastern Goldfields region of Western Australia. The South Kalgoorlie ore bodies are located in a number of geological domains including the Kalgoorlie-Kambalda belt, the Boulder-Lefroy Structure, the Zuleika Shear, the Coolgardie Belt and Yilgarn-Roe Structures. At South Kalgoorlie, the mining tenure and geology straddles the three major fault systems or crystal sutures considered to be the main ore body plumbing systems of the Kalgoorlie goldfield. The geology consists of Archaean greenstone stratigraphy of basalts and komatiites with intercalated sediments, tuffs,volcaniclastics and later felsic intrusives. Late stage and large scale granitic (Proterozoic) intrusion has stoped out large sections of the greenstone. Quartz filled lode and shear hosted bodies are the most dominant among many 80 mineralization styles. Large scale stockwork bodies hosted in felsic volcanics are an important contributor to bulk tonnage of relatively low grade deposits.

Mining Operations. The South Kalgoorlie operations are engaged in open pit, underground and waste rock mining. These operations are subject to all of the underground, often pit and waste rock mining risks detailed in the Risk Factors section. Harmony intends to revisit its mining strategy and management procedures at these operations on a regular basis in connection with its effort to minimize mining risks.

At Jubilee, during fiscal 2004, open cast mining was conducted mainly at the Trojan and Golden Ridge pits and a number of other smaller open pits. Harmony employs contractors who use large earthmoving equipment to extract ore from these pits. The surface operations at New Celebration exploited a number of small short-life and shallow open-cast mines during fiscal 2004. At the end of June, 2003, a decision was taken to use the New Celebration plant for toll treatment purposes. A contract was signed for an initial period of 6 months up to February 2004, with the option to extend the period for another 6 months thereafter. The toll milling contract at the New Celebration mill was extended to June 2004, after which toll milling ceased. The New Celebration plant is currently on care and maintenance, but has been put up for sale. The decision to toll treat ore at the New Celebration plant alleviated the continuous pressure on finding replacement ore for two mills at SouthKal Mines, and enabled these operations to focus on finding more quality ounces. Harmony ore from both surface and underground sources is now treated at the Jubilee plant. The primary challenge facing the South Kalgoorlie operations is that most of the open pits are situated on small ore bodies, which results in short mines lives. As a result, Harmony must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See Item 3. “Key Information – Risk Factors – To maintain or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”

SouthKal Mines also includes the Mt. Marion underground nine. This mine faces challenges similar to those faced by the Mt. Magnet underground operations; however, depths at Mt. Marion are much shallower (740 meter vertical depth versus 1,300 meter vertical depth at Mt. Magnet). Mt. Marion is a decline mine that has switched to a longhole sub-level caving methodology. The purpose of this change in mining method is to better manage the geotechnical risks without diminishing returns from the mine. The Mt. Marion mine also is exposed to other risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting.

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

Detailed below are the operating and production results from the South Kalgoorlie operations, which were completed by combining historical figures from the Jubilee and New Celebration operations, for the last three fiscal years:

	Year ended June 30,
	2004	2003	2002
Production
Tons (’000)	1,843	2,749	1,973
Recovered grade (ounces/ton)	0,065	0,067	0,069
Gold sold (ounces)	120,532	182,851	135,366
Results of operations ($)
Cash cost (’000)	38,848	5,007	5,881
Cash profit (’000)	7,803	49,319	31,604
Cash costs
Per ounce of gold ($)	322	270	233

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

On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2004, the June 30, 2004 reported proven and probable ore reserves of 2.94 million tons for the South Kalgoorlie operations would be sufficient to maintain production until approximately fiscal 2006. However, because the South Kalgoorlie operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

Burnside Joint Venture – Northern Territory Operations

History. Since the discovery of gold in the Northern Territory of Australia in 1865 the state has produced more than 11 million ounces of gold. This production has come from three principal areas, the Tennant Creek field, the Granites-Tanami region and the Pine Creek Orogen, the latter having produced about 30% of the total.

Harmony acquired gold mining interests in the Pine Creek Orogen (centered 150 kilometers South of Darwin) through the acquisition of Hill 50 Limited (Hill 50) in March 2002. Hill 50 had acquired 100% interest in the Maud Creek Gold Project, near Katherine NT and 100% interest in gold resources surrounding the Brocks Creek processing plant. In April 2002, Hill 50 finalized a 50-50 joint venture agreement (Burnside Joint Venture) with Northern Gold NL that merged the mining assets of both companies within a 30 kilometer radius of the Brocks Creek 1,100,000 ton per year processing plant, which itself is an asset of the joint venture. In mid-2003, key tenements at the Pine Creek gold mining center were also acquired by the joint venture.

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

In fiscal 2003, two upper levels of the Zapopan Mine were developed by the joint venture by decline access. Approximately 12,125 tons of development ore was toll treated at an average grade of 0.21 ounces per ton, producing 2,600 ounces for the joint venture. The ore was free milling with 99% recoveries. Development on the decline had been stopped 125 meters below surface while further exploratory diamond drilling was done to extend the down plunge resource potential of the deposit. The decline is currently still on low cost care and maintenance, pending a mining decision by the joint venture partners. Approximately A$13 million was spent on capital development costs by the joint venture for fiscal 2003. Mining engineering studies, which stared in fiscal 2003 to determine the optimum mining method and cost structure for the operation were completed in fiscal 2004. Firm, updated mining reserves as a result of these studies, as well as two successful drilling programs have indicated proven and probable reserves of 272,601 tons at 0.38 ounces per ton, for 103,700 ounces of gold. This reserve estimate is based on a mine design comprising decline access from surface and mining of ore stopes primarily by standard cut and fill underground mining methods. The mine design and reserve estimate have been modeled to a depth of approximately 270 meters below surface. It is anticipated that profits from the Zapopan operation will support initial exploration and development costs at the larger Cosmopolitan Howley underground resource.

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

On August 5, 2004, the joint venture announced that it had acquired the Union Reefs Gold Project from Anglogold Ashanti Australia Ltd. for A$4 million split equally between Harmony and Northern Gold. The Union Reefs gold project is located approximately 50 kilometers north of the Burnside JV’s Pine Creek mining leases. The Union Reefs Gold Project contains a well maintained 3,100,000 tons per annum CIL gold plant (on care and maintenance since late 2003) and all related site infrastructure, which will now form the primary treatment facility for the Burnside JV’s gold resources. Concurrent with this acquisition the Blocks Creek gold plant was sold for A$0.85 million. The rationale for the acquisition is that the lower recommissioning costs of the Union Reefs plant and expected lower milling costs than the Brocks Creek plant will enhance the economics and processing flexibility of the Burnside project.

Abelle

Introduction. On February 26,2003, Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle, at a purchase price of A$0.75 per share and A$0.45 per listed option, for a total price of approximately A$151 million. On the date of the offer announcement, Harmony also announced that it had entered into an agreement with Abelle whereby Abelle placed 35 million new shares in Abelle with Harmony, at a price of A$0.75 per share, subject to certain conditions including Abelle shareholder approval. This placement was approved by shareholders at a meeting of Abelle held on April 30, 2003 and the placement was completed on May 8, 2003. This transaction represented approximately 18% of Abelle’s expanded issued share capital. On February 25, 2003 Harmony entered into a pre-bid acceptance agreement for a nominal consideration of A$10, pursuant to which Silvara Pty Ltd, a subsidiary of the Guiness Peat Group plc had agreed to accept the share offer in respect of a total of 32,044,533 Abelle shares, representing 19.95 of the total issued share capital of Abelle at that date. The original offer was extended and Harmony closed its offers on April 30, 2003 and advised at that date it had a relevant interest in 84.57% of Abelle shares and 63.18% of Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle.

On March 15, 2004, after successfully reviewing the Hidden Valley feasibility study in Papua New Guinea as prepared by Abelle, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities, at a purchase price of A$2 per share and A$1.70 per listed option, for a total price of approximately A$121 million. The original offer was extended from May 14, 2004 to June 18, 2004. Harmony closed its offers on June 18, 2004, and advised that at that date it had a relevant interest in 99% of Abelle shares and 99% of Abelle options. Harmony subsequently competed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.

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

The Gum Creek greenstone belt comprises a lower sequence of mafic and ultramafic extrusive and intrusive rocks interbedded with BIF, overlain by a sequence of felsic volcanic and mafic volcanic rocks and sediments metamorphosed to lower greenschist-lower amphibolite facies. Granitoid stocks and east – west striking Proterozoic dolerite dykes intrude both sequences. Although the structure is synclinal, the mafic volcanic rocks in the center of the belt are considered to be part of the lower sequence, having been brought to the surface by major folding and faulting.

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

Gidgee’s results were included in Harmony’s results for 2 months from the effective date of acquisition, May 1, 2003 in fiscal 2003. In that period 64,528 tons of ore was treated at an average grade of 0.179 ounces per ton for 11,534 ounces of gold. During fiscal 2004 Gidgee’s results were included in Harmony’s results for a period of 5 months, up to the end of November 2003, when the operation was sold to Legend Mining Limited. During that period 206,465 tons were treated at an average grade of 0.159 per ton for 32,954 ounces of gold.

Detailed below are the operating and production results from the Gidgee gold mine operations for the 5 months ended November 30, 2003 and the fiscal year ended June 30, 2003.

	Five months	Fiscal year
	ended	ended
	November 30,	June 30,
	2003[1]	2003[2]
Production
Tons (’000)	206	658
Recovered grade (ounces/ton)	0.159	0.179
Gold sold (ounces)	32,954	11,534
Results of operations ($)
Cash cost (’000)	9,712	2,410
Cash profit (’000)	3,279	1,236
Cash costs
Per ounce of gold ($)	295	209

[1]	Consists of 5 months of production up to November 2003 included in Harmony Australia’s results.

[2]	Consists of 2 months of production included in Harmony Australia’s results.

Mining operations. Abelle’s key business focus is on the three exploration and development properties of Hidden Valley (Morobe), Wafi Gold and the Golpu Copper-Gold in Papua New Guinea. Abelle also holds a suite of exploration projects throughout Australia which it considers non-core and is in the process of farming out or disposing.

Papua New Guinea Operations

Introduction. Harmony’s interests in Papua New Guinea consist of exploration titles covering some 1,922 square kilometers of highly prospective gold and copper-gold geology structurally related to the Wau Graben, arc-parallel and transfer faulting. The titles are broken into two groups, the northern group being referred to as the Wafi Project, which in turn incorporates the Wafi Gold and Golpu Copper-Gold projects. The southern block is referred to as the Hidden Valley Project (previously Morobe Gold Project) and incorporates the Hidden Valley, Kaveroi, Hamata and Kerimenge gold and gold-silver deposits.

The Papua New Guinea operations are owned by two separate Papua New Guinea incorporated companies – Morobe Consolidated Goldfields Ltd and Wafi Mining Limited, which is wholly owned subsidiaries of the Harmony group. Harmony currently has a corporate office in Port Moresby, the capital of PNG, as well as offices in Lae and Wau, to facilitate the development of the Hidden Valley project and perform the pre feasibility work on the Wafi Golpu copper gold project. The project is also supported by utilizing Harmony’s Australian personnel. At June 30, 2004 Harmony had 214 employees and 14 contractors in Service in PNG.

Geology. Harmony’s PNG exploration holdings cover a tract of prospective stratigraphy which is located in the Morobe Province south-west from Lae – the provincial capital. This rugged area is dominated by uplifted Lower Jurassic and Cretaceous sediments known as the Owen Stanley Metamorphics. The Owen Stanley Metamorphics are intruded by the extensive Middle Miocene-age Morobe Granodiorite.

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

Located near the north-eastern margins of the diatreme, and about 1 kilometer north of the Wafi sediment-hosted gold resource, is the Golpu porphyry-style gold-copper deposit. With a diameter of up to 300 meters the porphyry forms a discrete, near-vertical fault-bounded pipe that extends from about 100 meters below the surface to 1,000 meters down-plunge. The porphyry is dioritic in composition and has undergone late-stage epithermal, high-sulphidation alteration. A gold-bearing silica cap is developed directly over the top of the porphyry.

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

At Hidden Valley, low-sulphidation gold mineralization occurs within veins that are distributed in a structurally-controlled, flat to moderately-dipping NW-trending, stockwork within the granodiorite.

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

Background. The Hidden Valley Project (formerly Morobe Project) is 100% owned by Harmony through its wholly-owned PNG subsidiary, Morobe Consolidated Goldfields Ltd. Alluvial gold was first discovered at Hidden Valley in 1928. It was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677.

A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners over a number of years commencing in 1998. Abelle completed a feasibility study in December 2003, which met the specific requirements of the PNG project approval process. Abelle’s design concept incorporates a two phase process in which phase one incorporates the Hamata deposit into the development plan with the plant and tailings dam located at Hamata with a crushing facility located at Hidden valley and 5 kilometers overland conveyor delivering ore from Hidden Valley and Kaveroi to Hamata. Phase two contemplates extending project life by pit extensions, underground or near mine development. Phase one included the purchase of the Misima Mines Ltd 7.1 million tons per annum treatment plant, remaining mining fleet, service infrastructure, stores and spares for A$8.5 million.

Project Overview. The definitive feasibility study was completed in December 2003 and incorporates the mining of both the Hamata and Hidden Valley/Kaveroi resources. Harmony is currently optimizing the feasibility study and considering various alternatives which might reduce the operating cost of the project or, reduce the capital requirements.

The feasibility study currently indicates that 1.9 million ounces of gold and 25.5 million ounces of silver will be produced over the project life, with 23.7 million tons of ore mined. The resources will be mined in a sequence that sees the low silver Hamata ores mined first with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores. The proven and probable gold reserves for the Hidden Valley/Kaveroi/Hamata deposits are 2,040,500 ounces at 0.086 ounces per ton. Silver proven and probable reserves at Hidden Valley Kaveroi amounts to 29,500,000 ounces at 1.25 ounces per ton. Harmony is continuing a drilling program to identify additional reserves around the project area to extend the anticipated mine life of 8 years, which includes an 18 month construction period.

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

The process plant will process ore at a rate of approximately 3.9 million tons per annum and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The process plant will commence as a primary crushing, grinding, Carbon-in-Leach (“CIL”), Merrill-Crowe zinc precipitation, goldroom and tailings detox plant for the low silver Hamata ores, revert to a primary crushing, grinding, flotation, concentrate regrind, Counter-Current Decantation (“CCD”) circuit with Merrill-Crowe zinc precipitation, flotation concentrate and tailing CIL, goldroom and tailings detox for the high silver oxide/transition ores and then a similar circuit without flotation tail CIL for high silver sulphide ores from Hidden valley/Kaveroi ores.

Location and access. The Hidden Valley Project comprises four exploration licenses of 966 square kilometers in the Wau District of Morobe Province, Papua New Guinea. The project is located 210 kilometers; north-northwest of Port Moresby and 90 kilometers south southwest of Lae, the two largest cities in Papua New Guinea. Access to the project is by sealed road from the deep-water port of Lae to Bulolo, all-weather gravel road to Wau and then by unsealed tracks.

Government royalty and other rights. The gold and silver production from the Hidden Valley Project will be subject to a 2% royalty, payable on the net return from refined production if refined in Papua New Guinea or 2% royalty on the realized price if refined out of Papua New Guinea.

The independent State of Papua New Guinea (“the State”) also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. Once an interest is acquired by the State, it contributes to the further exploration and development costs on a pro rata basis. The State’s reservation arises by way of a condition included in all exploration licenses.

Third Party Royalties. Pursuant to the sale agreement of EL677 (the Hidden Valley and Kaveroi deposits) by Rio Tinto to AGF, a royalty payment from refined gold production is payable to Rio Tinto as per the following table:

Gold production (oz)	Royalty (%)
< 200,000	0.0
200,001 – 1,000,000	2.0
1,000,001 – 5,000,000	3.5
> 5,000,000	2.0

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

Wafi Gold Project

Background. The Wafi prospect is owned 100% through a subsidiary PNG company, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Harmony assumed control of the Wafi project as a result of its acquisition of Abelle.

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

Four main zones (Zone A, Zone B, The Link Zone (between Zone A & B) and to a lesser extent, the Western Zone have been drill tested at Wafi revealing substantial gold mineralization within a mostly high-sulphidation system. Work undertaken by Abelle included a diamond drilling program that commenced in late February 2003 aimed at defining the geometry of the higher grade link mineralization with disciplined core orientation. The cores from these holes revealed that the deeper high grade ore is associated with carbonate and minor base metal mineralization indicative of a low sulphidation ore system and in places appears to over print previous mineralization. During 2004 Harmony completed a program of 13,000 meters of RC drilling to further define the shallower portions of the resource and to explore for additional oxide resources. The Wafi Gold mineralization can be split into three groups from a metallurgical perspective:

•	Oxide mineralization with recoveries of 95% by conventional cyanidation

•	Transitional mineralization with recoveries of 86% via conventional cyanidation, and

•	Primary mineralization which is further divided into two ore types these being Zones A and B primary mineralization with conventional cyanidation recoveries of 50% and the high grade (5 g/t) Link Zone mineralization with conventional cyanidation recoveries of 20%.

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

The Golpu host lithology is a typical zoned porphyry copper alteration halo grading from potassicphyllic advanced argillic upwards in the core. Outwards from the core the alteration grades from the above to argillicpotassic to propylitic. The mineralized body is a porphyry copper-gold ‘pipe’ with approximately 200 meters by 200 meters plan dimensions, slightly north plunge and still going strong at 1.2 kilometers depth, the maximum depth to which it has been drilled.

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

The Wafi Golpu Copper-Gold mineralization can be split into four principal zones from a metallurgical perspective:

•	Gold cap – which has had no metallurgical test work, but indications are the ore will be free milling, however the presence of copper will need to be considered.

•	Supergene /transitional zone – which consists of an oxidized supergene copper enriched zone overlaying a lower grade covellite-enargite porphyry. Preliminary metallurgical test work undertaken by Rio Tinto has shown that the flotation response is poor with copper recoveries of 70% into a copper concentrate of 25% copper. Blending has been proposed for this ore zone.

•	High Arsenic Zone – which consists of a complex suite of copper minerals including arsenic rich enargite and tennatite. Flotation response is good, however the arsenic floats with the concentrate resulting in copper concentrates containing 1 to 3% arsenic, which would incur significant smelter penalties. Controlled blending is also proposed for this ore zone.

•	Low Arsenic Zone – which consists of almost exclusively chalcopyrite, the flotation response is excellent with recoveries of 92% into a 30% copper concentrate.

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

The Wafi camp is located at an elevation of approximately 500 meters above sea level. The terrain is mountainous and forested in most areas. Immediately west of the project area, the Watut Valley makes for relatively simple road access to the project. The Wafi Gold and Golpu prospects themselves lie a further 10 kilometers west and at this point are accessed and serviced by helicopter. A dry weather access track was completed between the sealed Lae-Bulolo road and Wafi during fiscal 2004.

Mining reserves. Harmony is not yet in a position to quote mining reserve estimates for either the Wafi Gold or Golpu Copper – Gold projects. Evaluation studies including drilling and pre-feasibility estimates are still underway.

Government royalty and other rights. The metal production from the Wafi Project is subject to a 2% royalty payable on the net return from refined production if refined in Papua New Guinea or 2% royalty on the realized price if refined out of Papua New Guinea.

Papua New Guinea also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. Once an interest is acquired by Papua New Guinea, it contributes to the further exploration and development costs on a pro rata basis. Papua New Guinea’s reservation arises by way of a condition included in all exploration licenses.

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

Abelle reached agreement with Straits Resources Ltd to form a joint venture to explore and assess the re-development of Mt. Muro and Straits assumed the role of manager and operator of the joint venture from May 1, 2003. Under the agreement with Straits, Abelle retains a free carried 30% interest to the recommencement of commercial gold production. Straits must also maintain this plant, equipment and infrastructure in good standing and spend a minimum of US$1 million on exploration per annum over and above holding costs. Straits is an Indonesian operator with considerable experience and expertise in operating in the Indonesian environment.

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

Canadian Operations – Bissett

Introduction. Harmony’s Bissett operations, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices, are located near Bissett in the province of Manitoba, Canada. Prior to the suspension, mining at Harmony’s Bissett operations was conducted at depths ranging from 1,200 meters to 1,500 meters. Full production of 1,000 tons of mill throughput per day was achieved by June 2000 prior to the placing of Bissett’s operations on the care and maintenance program discussed in“ – Mining Operations” below. The transition to the care and maintenance program took place in the quarter ended September 30, 2001. On December 2, 2003, Harmony signed a letter of intent regarding the sale of its interest in Bissett to San Gold Resources Corporation for C$7.625 million (US$5.6 million), subject to certain conditions. On March 17, 2004, Harmony completed the disposal of 100% of the issued and outstanding shares of Bissett to Rice Lake Joint Venture Inc, a joint venture between San Gold Resources Corporation and Gold City Industries Limited, for C$7,625,000 (US$5.6 million), which was made up of C$3,625,000 (US$2.6 million) in cash plus C$4,000,000 (US$3 million) in shares of San Gold and Gold City. Rice Lake is owned jointly by San Gold and Gold City.

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

On October 23, 2001, Gold Fields granted Harmony an exclusive option to negotiate the possible acquisition from Gold Fields of the St. Helena and Oryx mines in the Free State Province. Harmony, in return, granted Gold Fields an exclusive option to negotiate the acquisition of Harmony’s stake in AurionGold. These agreements, expired, without exercise, on February 15, 2002. On May 25, 2002, Harmony and Placer Dome entered into an agreement under which Harmony accepted Placer Dome’s offer to acquire all of Harmony’s interest in AurionGold subject to specified conditions. Pursuant to the offer, Harmony would receive 17.5 newly-issued Placer Dome ordinary shares for every 100 AurionGold ordinary shares tendered. On July 29, 2002, Harmony announced that Placer Dome had increased its offer by adding a cash payment of A$0.35 per AurionGold ordinary share. Harmony accepted this revised offer, which had become unconditional as of July 29, 2002. The transaction was completed on August 6, 2002. As a result, Harmony obtained a 1.9% interest in Placer Dome. Subsequently the shares were sold for a profit of $59 million, determined with reference to the cost of the original investment.

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

On October 3, 2002, the South African parliament passed the Mineral and Petroleum Resources Development Act. The Act came into force on May 1, 2004. The principal objectives set out in the Act are:

•	to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	to give effect to the principle of the State’s custodianship of the nation’s mineral and petroleum resources;

•	to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa and redress the impact of past discrimination;

•	to substantially and meaningfully expand opportunities for historically disadvantaged persons including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	to promote economic growth and mineral and petroleum resources development in South Africa;

•	to promote employment and advance the social and economic welfare of all South Africans;

•	to provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	to give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;

•	to follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and

•	to ensure that holders of mining and production rights contribute towards socioeconomic development of the areas in which they are operating.

Under the Act, tenure over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of the date of enactment of the Act and fulfil requirements specified in the Mining Charter.

The principles contained in the Mining Charter relate to the transfer, over a ten-year period, of 26 percent of South Africa’s mining assets to historically disadvantaged South Africans, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26 percent target participation. The Mining Charter requires programmes for black economic empowerment and the promotion of value-added production, such as jewellery-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-

based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and benefication. In addition, the Mining Charter addresses other socioeconomic issues such as migrant labour, housing and living conditions.

Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Accordingly, Harmony does not believe that the Act will have a significant impact on these mining and exploration activities because Harmony will be eligible to apply for new licenses over its existing operations, provided that it complies with the Mining Charter. Harmony is currently in consultation with the National Department of Minerals and Energy, in the process of developing a sophisticated approach to setting targets and measuring performance in black economic empowerment, or BEE, and transformation initiatives within Harmony. Harmony refers to this initiative as the “Harmony Transformation Scorecard”.

Harmony has already complied with the requirements of the Mining Charter, with an equivalent of 31% of production ounces qualifying as empowerment credit ounces. Harmony has been working on its programme of licensing for the past 18 months, which involved the compilation of a mineral assets register and the identification of all Harmony’s economical mineral and mining rights. Harmony has secured all “old mining rights” and validated existing mining authorizations during 2003. Harmony’s strategy has been to secure all strategic mining rights on a region-by-region basis. The first application for conversion from “old order” to “new order” mining rights was for the Evander Operations and was lodged on May 21, 2004. The application covers all the operating shafts as well as the Poplar and Rolspruit Projects. The Evander mining license was the first conversion application in the region and is still being processed. The application for “new order” mining licences for Randfontein Estates Limited and the Doornkop Joint Venture with Africa Vanguard resources, as well as the application for Elandsrand was submitted on August 30, 2004. The licence applications for Orkney, Kalgold and the Free State Operations are being prepared and the process should be completed by the end of January 2005. Although it is not possible to estimate how long it will take for each application to be processed by the regional offices of the Department of Minerals and Energy, Harmony has worked closely with the department to ensure the licences will be granted as swiftly as possible.

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

The Act (i) limits ministerial discretion, (ii) introduces a first-come first-served principle with respect to the consideration of applications, (iii) introduces a mining advisory board, (iv) provides for compensation for currently held rights, and (v) ensures that current mining right holders; that are actively engaged in developing their rights will not have to reapply for their rights. An aggrieved party will have the right of appeal to either the Director General or the Minister and may only take matters to the courts once that party has exhausted his or her remedies in terms of the appeal procedures that are to be set forth.

In Australia, most mineral rights belong to the government, and mining companies must pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights. New Hampton has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australian operation belong to the Australian government and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined, and Bendigo has an approved mining license for its current development area. If New Hampton, Hill 50 or Bendigo desired to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to commencing mining, and that process could require native title approval. There can be no assurance that any approval would be received.

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

EMPRs have been prepared and submitted for all of Harmony’s South African operations. All of Harmony’s South African mining operations have permanent mining authorizations as required in terms of the previous Minerals Act. Harmony is currently in the process of converting these mining authorizations to mining licenses as required under the Mineral and Petroleum Resources Development Act. The application for the Evander Operations has been submitted. Harmony does not anticipate any difficulties in this regard. Harmony meets with and intends to continue to meet on a regular basis with the relevant government departments to continue the information sharing process that it has with them and to ensure the environmental impact of Harmony’s mining operations are managed in accordance with applicable regulatory requirements and industry standards.

All water uses are now being licensed, and Harmony has submitted water-use registrations required by the National Water Act of 1998. Harmony has also developed water management plans for all of its South African operations. In addition, in response to concerns that water from the Western Basin, located at Harmony’s Randfontein operations, might reach the Sterkfontein caves, Harmony has initiated a study to evaluate the extent of this risk and has implemented measures to divert the water away from Sterkfontein caves.

An environmental surveillance system has been implemented at slimes dams at Harmony’s operations to monitor dust generation and fall-out in residential and other areas. This will assist in future dust suppression and the design and measurement of rehabilitation programmes.

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

Health and Safety Matters

The Mine Health and Safety Act. For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and subsequently the former Minerals Act which was replaced by the Minerals and Petroleum Resources Development Act 28 of 2002). Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act No. 29 of 1996, which has subsequently been amended by Act 72 of 1997 or the Mine Health and Safety Act. The Mine Health and Safety Act was the result of intensive discussions and consultations between government, employers and employee representatives over an extended period of time, and came into force on January 15, 1997. The objectives of the Mine Health and Safety Act are:

•	to protect the health and safety of persons at mines;

•	to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	to give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;

•	to provide for effective monitoring of health and safety conditions at mines;

•	to provide for enforcement of health and safety measures at mines;

•	to provide for investigations and inquiries to improve health and safety at mines; and

•	to promote:

–	a culture of health and safety in the mining industry;

–	training in health and safety in the mining industry; and

–	co-operation and consultation on health and safety between the State, employers, employees and their representatives.

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

HIV/AIDS Policy. Harmony currently estimates that the HIV/AIDS infection rate among Harmony’s South African workforce is approximately 33%, a figure which Harmony believes is consistent with the overall infection rate in South Africa. See Item 3. “Key Information – Risk Factors – HIV/AIDS poses risks to Harmony in terms of productivity and costs.” Harmony is actively pursuing holistic HIV/AIDS awareness campaigns with its South African workforce and is also providing medical assistance and anti-retroviral treatment. Employees who decide to leave their place of work and return home for care are cared for at their homes through the TEBA home based care system, which Harmony contributes towards. Harmony currently believes that the prevalence of HIV/AIDS-related diseases among its Australian workforce is not material to its Australian operations.

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

To give capacity to the HIV/AIDS initiatives, Harmony has initiated the “Healthiest Workforce Project”. This initiative has a holistic approach to healthy living and focus areas include: nutrition, upgrading of hostel facilities, occupational health, tuberculosis and education on healthy living principles.

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

Harmony’s operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. Harmony’s gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 3.2 million ounces of gold in fiscal 2004. These figures exclude sales from the Free Gold Company for the first three months of fiscal 2004 and includes ARMgold’s and Avgold’s sales for nine months and two months, respectively.

On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Free Gold Company (in which Harmony and ARMgold each has a 50% interest) for a total purchase consideration of $297.5 million, which comprised a cash payment $169.2 million by the Free Gold Company in April 2002 following the fulfillment of all conditions precedent, a $37.5 million interest-free loan payable by the Free Gold Company on January 1, 2005, and $90.8 million related to the reimbursement of the taxes paid by AngloGold on disposal of the Free Gold assets to the Free Gold Company. The tax liability was reimbursed to AngloGold in June 2003. The Free Gold Company had estimated that this tax liability would be $59.4 million during fiscal 2002. The Free Gold Company assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002 (the date on which all conditions precedent to the transaction were fulfilled). See Item 4. “Information on the Company – Business – History” and Item 4. “Information on the Company – Business – Harmony’s Mining Operations.” During Harmony’s fiscal 2004, sales from the Free Gold assets amounted to 1,032,489 ounces of gold which Harmony’s interest was 894,145 ounces, compared with fiscal 2003, sales from the Free Gold assets amounted to 1,155,428 ounces of gold and Harmony’s interest in these sales totalled 577,714 attributable ounces. Harmony’s interest in the Free Gold Company increased from 50% to 100% as a result of the merger with ARMgold on September 22, 2003. Therefore Harmony equity accounted for its interest in the Free Gold Company for the first three months of fiscal 2004, whereafter Harmony consolidated its interest. Because Harmony equity accounted for its 50% interest in the Free Gold Company, sales from the Free Gold assets are not included in Harmony’s sales figures for fiscal 2003 in this annual report. For more information on Harmony’s consolidation policy, see note 2(b) to the consolidated financial statements.

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

During fiscal 2003, Harmony and ARMgold formed a joint venture company, Clidet 454 (Proprietary) Limited (“Clidet”). Both companies own 50% of Clidet’s outstanding share capital. Clidet acquired from Anglo American Plc (“Anglo”) in May 2003, 34.5% of ARM’s outstanding share capital for a total cash consideration of $230 million. ARM is a South African incorporated mining holding company with interests in platinum group metals, manganese, chrome, nickel and gold mining operations and various exploration projects. In September 2003, Harmony completed its merger with ARMgold.

During fiscal 2003, Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle. At end of fiscal 2003, Harmony’s interest in Abelle was 87% of the shares and 65% of the options. In fiscal 2004, Harmony made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities for a total price of approximately A$121 million. At June 30, 2004 Abelle was a wholly-owned subsidiary of Harmony.

In fiscal 2004 Harmony participated in a range of transactions which were effected to restructure ARM, Harmony’s largest shareholder. This reorganization involved Harmony, ARM and ARMI. In the reorganization Harmony (through Kalgold) sold the Kalplats platinum discovery with associated mineral rights in consideration for shares of ARM. As a result, Harmony’s interest in ARM has been diluted from 34.5% to 19.0%. In addition, in May 2004, Harmony issued 28,630,526 ordinary shares to ARM in exchange for Avgold shares to acquire a 42.2% holding in Avgold, formerly a subsidiary of ARM. A further 31,888,830 ordinary shares were issued to ARM on May 17, 2004 and May 21, 2004 to acquire the shareholding of the Avgold minorities (the “Avgold Exchange”) and Avgold is now a wholly-owned subsidiary of Harmony.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported results of our operations. Actual results may differ from those estimates. Harmony has identified the most critical accounting policies upon which its financial status depends. Some of Harmony’s accounting policies require the application of significant judgment and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on Harmony’s historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

Harmony’s significant accounting policies are described in more detail in note 2 to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included reporting item 18 – “Financial Statements.” Harmony’s management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Harmony’s management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact Harmony’s financial results and future financial performance.

Amortization of mining assets

Amortization charges are calculated using the units of production method and are based or Harmony’s current gold production as a percentage of total expected gold production over the lives of Harmony’s mines. The lives of the mines are estimated by Harmony’s geology department using interpretations of mineral reserves, as determined in accordance with the SEC’s Industry Guide Number 7. The estimate of the total expected future lives of Harmony’s mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Harmony’s mineral reserves, such as the gold price, foreign currency exchange rates, working costs and working rates (continuous operations mining). We regularly review the lives of the mines and economic capacity of those assets with reference to any events or circumstances that may indicate an adjustment is needed. Given the significance of mining assets to our financial statements, any changes to the life of mine could have a material impact on the annual amortization charge and materially impact on our results of operations and financial conditions. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

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

Impairment of long-lived assets

Management regularly reviews the carrying value of Harmony’s long-lived mining assets to determine whether their carrying values, as recorded in the consolidated financial statements, are appropriate. These reviews, which are carried out on an annual basis and whenever events or changes in circumstances indicate that the carrying values may not be recoverable, are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices, production costs, production rates and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets. For more information regarding the circumstances under which Harmony records an impairment in the carrying value of long-lived assets, see Item 5. “Operating and Financial Review and Prospects – Impairment of Assets.”

Hedging and financial derivatives

Harmony accounts for its derivative financial instruments in accordance with FAS 133. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk – General.” The determination of the fair value of hedging instruments and financial derivatives, when marked to market, takes into account estimates such as projected commodity prices, interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives. These estimates may differ materially from actual commodity prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in Harmony’s earnings at the maturity dates of the hedging and financial derivatives.

Remediation obligations (asset retirement obligations)

Harmony’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In August 2001, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which established a uniform methodology for accounting for estimated reclamation and abandonment cost. The statement was adopted July 1, 2002 when we recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a cumulative effect of a change in accounting principles of $14.8 million. See Note 22 to the Consolidated Financial Statements. The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.

Prior to adoption of SFAS 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs related to active mines were accrued and charged over the expected operating lives of the mines using the units of production method based on proven and probable reserves. Future remediation costs for inactive mines were accrued based on management’s best estimate at the end of the period of the undiscounted costs expected to be incurred at a site. Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimate were reflected in earnings in the period an estimate was revised.

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

For more information regarding the environmental regulations applicable to Harmony’s operations, see Item 3. “Key Information – Risk Factors – Harmony’s operations are subject to extensive government regulations,” Item 3. “Key Information – Risk Factors – Harmony is subject to extensive environmental regulations” and Item 3. “Key Information – Regulation – Environmental Matters.”

Share-based compensation

Effective July 1, 2001, Harmony adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or FAS 123, for all share option grants subsequent to that date. FAS 123 requires that Harmony determine the fair value of a share option as of the date of the grant, which is then amortized as share-based compensation expense in the income statement over the vesting period of the option grant. Harmony has determined the fair value of all its options grants subsequent to July 1, 2001, using the binomial model, which requires that Harmony make assumptions regarding the estimated term of the option, share price volatility and Harmony’s expected dividend yield. While Harmony’s management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement.

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

REVENUE

Substantially all of Harmony’s revenues are derived from the sale of gold. As a result, Harmony’s operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which Harmony does not have control. See Item 3. “Key Information – Risk Factors -The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.”

As a general rule, Harmony sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives that establish a price in advance for the sale of its future gold production. In February 2001, as required by the commitment for financing of the syndicated loan facility that Harmony entered into in connection with the acquisitions of New Hampton and the Elandskraal mines, Harmony protected some of its production from downward movements in the gold price by entering into put options relating to the delivery of 1 million ounces of Harmony’s 2001 and 2002 production. The put options covered 83,333 ounces per month for 12 months, commencing on March 29, 2001, at a price of Rand 64,000 per kilogram (Rand 1,990 per ounce). Harmony paid Rand 29 million to secure these put options. Harmony closed out these put options during July 2001 and received Rand 3 million. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

A significant proportion of the production at Randfontein was already hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.

In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (which include New Hampton and Hill 50), after which all of these hedge positions were normal purchase and sales agreements, under which Harmony had to deliver a specified quantity of gold at a future date in exchange for an agreed-upon price. During fiscal 2003, Harmony continued to reduce the hedge book of the Australian operations by delivering into the contracts as required and by closing out certain contracts prior to their delivery date. Forward sales contracts, call options sold and put options purchased covering a total of approximately 330,000 ounces were closed out prior to their delivery dates during fiscal 2003. During fiscal 2004, Harmony further reduced the Australian hedge book by closing out contracts totalling 500,000 ounces.

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

The cost to Harmony of closing out certain Australian operations hedge positions in fiscal 2004 and 2003 and Randfontein’s hedge positions in fiscal 2002 was approximately $15 million, $8.6 million and $22 million, before taxes, respectively. There was no cost to Harmony involved in closing New Hampton hedge positions in fiscal 2002. There was also no cost to Harmony involved in closing out Randfontein or New Hampton hedge positions in fiscal 2001.

In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand-U.S. dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. This measure, however, did not fully protect Harmony from sustained fluctuations in the value of the Rand relative to the U.S. dollar as it only covered a limited amount, and expired on December 31, 2002. Harmony does not expect to renew or repeat such foreign currency hedging. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Sensitivity.”

Significant changes in the price of gold over a sustained period of time may lead Harmony to increase or decrease its production in the near-term.

HARMONY’S REALIZED GOLD PRICE

The average gold price in U.S. dollars received by Harmony generally declined from fiscal 1999 through the quarter ended December 31, 2001, but has generally increased since then. In fiscal 2004, the average gold price in U.S. dollars received by Harmony was $385 per ounce. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.”

The following table sets out the average, the high and the low London Bullion Market price of gold and Harmony’s average U.S. dollar sales price during the past three fiscal years:

	Fiscal year ended June 30
	2004	2003	2002
($/oz)
Average	389	333	289
High	427	382	327
Low	343	302	265

Harmony’s average sales price[1]	385	330	283

[1]	Harmony’s average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.

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

Harmony’s costs are very sensitive to the Rand-U.S. dollar exchange rate. The South African Rand appreciated significantly against the U.S. dollar in fiscal 2004. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” Appreciation of the Rand against the U.S. dollar increases working costs at Harmony’s South African operations when those costs are translated into U.S. dollars. See Item 3. “Key Information – Risk Factors – Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”

Harmony’s total cash costs also reflect movement in deferred stripping ratios for open pit mines. Harmony defers the cost of stripping when the actual stripping ratio exceeds the expected average stripping ratio over the life of mine. The actual stripping ratio is calculated as the ratio of overburden tons (tons that need to be removed to access ore) to tons of ore mined for the period. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is equal to or less than the expected average stripping ratio over the life of the mine. Expected average stripping ratios over the lives of mines are recalculated annually in light of additional knowledge and changes in estimates, including changes to the expected lives of mines. Each ratio is calculated as the ratio of (i) the total overburden tons deferred at the calculation date and future anticipated overburden tons to (ii) the anticipated future ore to be mined. Changes in Harmony’s ore reserve statement and mine plan, which will include changes in future ore and overburden tons, will result in changes to the expected average stripping ratio over the life of the mine, which will impact the amounts deferred or charged. See Item 3. “Key information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.” If the expected average stripping ratio over the life of a mine is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount will be charged. The opposite is true when the expected average stripping ratio over the life of a mine is revised downwards. These changes would impact on earnings accordingly.

Harmony intends that its deferred stripping calculation should achieve a match between the cost of mining overburden tons to the tons of ore expected to be accessed by removing overburden, by applying the expected average stripping ratio over the life of a mine. Consequently, any changes made to the deferred stripping ratio will have an impact on total cash costs.

While recognizing the importance of reducing cash costs, Harmony’s chief focus is on controlling and, where possible, reducing total costs, including overhead costs. Harmony aims to control total unit costs per ounce produced by maintaining its low total cost structure at its existing operations and implementing this low-cost structure at the new mining operations it acquires. Harmony has been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. See Item 4. “Information on the Company – Business – Strategy.” Harmony has reduced its costs by flattening the management structure at its operating units by removing excess layers of management. Harmony’s ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control. The acquisition of higher grade reserves and the effect of the implementation of the ore reserve management system have increased the underground recovery grade from Harmony’s South African operations (excluding the Free Gold Company) from 0.123 ounces per ton in fiscal 1998 to 0.153 ounces per ton in fiscal 2004.

EXCHANGE RATES

Harmony’s revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate. Currently, the majority of Harmony’s earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in U.S. dollars, however, most of Harmony’s revenues are received in U.S. dollars. The average gold price received by Harmony during fiscal 2004 increased $55 per ounce to $385 per ounce from $330 per ounce during fiscal 2003, but due to the strength of the Rand, Harmony’s overall cash costs increased at a higher rate than the level of increase in the gold price received.

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

The exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The South African Rand depreciated significantly against the U.S. dollar in calendar 2001 and during the first quarter of calendar 2002. The Rand subsequently appreciated significantly against the U.S. dollar during the period from April 1, 2002 through July 31, 2004. The conversion rate for balance sheet items as at June 30, 2004 is Rand 6.23 per US$1.00, except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 7.51 per US$1.00 for balance sheet items as at June 30, 2003, reflecting an appreciation of 17% of the Rand against the U.S. dollar when compared with June 30, 2003. Income statement items were converted at the average exchange rate for the fiscal 2004 (Rand 6.89 per US$1.00), reflecting an appreciation of 25% of the Rand against the U.S. dollar when compared with fiscal 2003. This appreciation of the Rand against the U.S. dollar caused a significant increase in Harmony’s working costs translated into U.S. dollars, which served to decrease operating margins and net income reflected in Harmony’s consolidated income statement for fiscal 2004. Depreciation of the Rand against the U.S. dollar would cause a decrease in Harmony’s costs in U.S. dollar terms. See Item 3. “Key Information – Risk Factors – Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”

INFLATION

Harmony’s operations have not been materially impacted by inflation in recent years, although it did have an impact on Harmony’s supply contracts. Because Harmony’s costs are primarily in Rand and Harmony generally sells its gold in U.S. dollars, movements in the Rand – U.S. dollar exchange rate may influence the impact of inflation on

Harmony’s profits. To the extent the Rand depreciates against the U.S. dollar, this depreciation may offset the impact of inflation, in fact, this was not the case in fiscal 2004 where the Rand appreciated against the U.S. dollar significantly.

SOUTH AFRICAN SOCIO-ECONOMIC ENVIRONMENT

Harmony is a South African company and the majority of its operations are in South Africa. As a result, Harmony is subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3. “Key Information – Risk Factors – socio-economic instability in South Africa or regionally may have an adverse effect on Harmony’s operations and profits.”

South African companies are subject to significant exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to significant restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. As a result, Harmony has historically financed its offshore acquisitions with offshore long-term debt. See Item 10. “Additional Information – Exchange Controls.”

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

Harmony’s gold sales increased 859,071 ounces, or 36% from 2,366,116 ounces in fiscal 2003 to 3,225,187 ounces in fiscal 2004. This increase in sales was primarily due to the inclusion of sales from the Free Gold Company and ARMgold for nine months (755,800 ounces and 215,015 ounces, respectively), as well as the inclusion of sales from Avgold’s Target operations for two months (53,434 ounces). This increase was partially offset by decreased sales at the Australian operations (171,342 ounces) due primarily to the closure of operations at Big Bell, as well as the lower recovery grade at Mt. Magnet and lower tonnage at South Kalgoorlie, and decreased sales at Randfontein (78,834 ounces), due to the lower recovery grade, and decreased sales at Elandskraal operations (30,746 ounces), due primarily to the problems experienced with the orepass, resulting in the dilution of the recovery grade. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Australian Operations”, “Business – Harmony’s Mining Operations – Randfontein Operations” and “Business – Harmony’s Mining Operations – Elandskraal Operations.”

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

Costs

The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2004 and fiscal 2003:

					Percentage
	Year ended		Year ended		increase in
	June 30, 2004[1]		June 30, 2003[2]		cash costs
	(oz)	($/oz)	(oz)	($/oz)
Elandskraal	324,009	435	366,599	274	59
Randfontein	413,038	352	491,890	212	66
Free State	681,152	385	563,199	271	42
Evander	361,694	361	360,184	242	49
Free Gold	755,801	344	—	—	—
ARMgold	215,015	363	—	—	—
Avgold	53,434	215	—	—	—
Kalgold	82,756	345	74,590	222	55
Australian operations	338,288	327	509,654	263	24

Total	3,225,187		2,366,116

Weighted average		362		253	43

[1]	Includes nine months of production from Free Gold and ARMgold and two months from production from Avgold’s Target operations,

[2]	Includes two months of production from Abelle.

During fiscal 2003, sales from the Free Gold operations amounted to 1,155,428 ounces of gold at an average cost of $202 per ounce compared with 1,143,243 ounces at an average cost of $175 per ounce in fiscal 2002. Because Harmony equity accounted for its 50% interest in the Free Gold Company before it became a wholly-owned subsidiary after the merger with ARMgold, the Free Gold Company’s sales are not included in Harmony’s sales figures for fiscal 2003 in this annual report and the average cash cost of the Free Gold Company’s sales is not used in calculating Harmony’s overall average cash costs for fiscal 2003 in this annual report.

Harmony’s weighted average cash costs increased by $109 per ounce, or 43.1% from $253 per ounce in fiscal 2003 to $362 per ounce in fiscal 2004. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in U.S. dollars per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” Cash costs per ounce in U.S. dollars were also negatively impacted by lower tonnage at Randfontein, Evander and Elandskraal operations. If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2004 by 7.6%, due primarily to lower production at Randfontein, Evander and Elandskraal operations, the introduction of CONOPS at the majority of the operations and increases in the costs of labor and supplies at Harmony’s South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony’s cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony’s total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine. See Item 5. “Operating and Financial Review and Prospects – Costs.”

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

The following is a reconciliation of total cash costs to the nearest comparable GAAP measure, production cost:

	2004	2003	2002
	$’000	$’000	$’000
Cash costs	1,176,602	602,540	468,912
Less: Deferred stripping	(4,119)	(1,397)	(486)

Production costs	1,172,483	601,143	469,398

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

Provision / (reversal of provision) for rehabilitation costs

As from July 1,2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. Under this method the rehabilitation charge for fiscal 2004 was a positive $10,4 million compared to a positive $0.4 million in fiscal 2003. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date.

Corporate expenditure, exploration expenditure and marketing and new business expenditure

Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $15.7 million, or 59%, from $26.8 million in fiscal 2003 to $42.5 million in fiscal 2004. This increase was due primarily to increased corporate expenditures following Harmony’s acquisition of Abelle’s minorities, the merger with ARMgold, the range of transactions with ARMI and ARM for the acquisition of Avgold, costs related to investigating and pursuing new business opportunities and increased expenditures to investigate and develop opportunities to produce value-added products, such as jewelry and other products made of fabricated gold. In fiscal 2004, Harmony also increased exploration expenditure in connection with the Papua New Guinea feasibility study by $6.5 million and its exploration in Peru by approximately $0.8 million compared to fiscal 2003. These increases were partially offset by the decrease of $0.1 million in exploration expenditure at the Kalplats operations. See Item 4. “Information on the Company – Business – Exploration.”

Loss / (gain) on financial instruments

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

Profit on sale of other assets and listed investments

Harmony recorded a profit of $4.9 million on the sale of other assets and listed investments in fiscal 2004, as compared with a gain of $59.2 million on the sale of other assets and listed investments in fiscal 2003. The profit in fiscal 2004 arose as a result of the disposal of its investments in High River for $3.1 million, Midas Resources for $0.01 million and Legend Mining for $1.7 million. The profit in fiscal 2003 arose on disposal of Harmony’s Placer Dome investment in fiscal 2003. The profit was determined by reference to the difference between the proceeds and the cost of the initial investment in Goldfields Australia. Harmony acquired its shares in Place Dome following Aurion Gold being acquired by Place Dome. Harmony had acquired its shares in AurionGold following the merger of Goldfields Australia and Delta Gold, with the merged entity being renamed AurionGold.

Profit on sale and loss on dilution of investment in associates

Profit on sale of investments increased from $0 in fiscal 2003 to $77.6 million in fiscal 2004. This increase is attributable to the disposal of Harmony’s investment in Highland Gold Limited (“Highland Gold”) on October 14, 2003 for $119.7 million. The investment was acquired at a cost of $38.8 million and Harmony equity accounted for the earnings from Highland Gold, resulting in a profit of $77.6 million.

Loss of dilution of investments increased from $0 in fiscal 2003 to $12.5 million in fiscal 2004. This increase is attributable to the dilution of Harmony’s investment in ARM. Harmony and ARMgold purchased the investment in ARM through a joint venture, Clidet 454 (Proprietary) Limited (“Clidet”) for $230 million. Since Acquisition Harmony has equity accounted for the earnings of ARM. The carrying value of the investment was $260.9 million at April 30,2004 before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony’s interest in ARM was diluted from 34.5% to 19.0%, resulting in a loss of $12.5 million on the dilution.

Profit on sale of subsidiary

Profit on sale of subsidiary increased from $0 in fiscal 2003 to $0.1 million in fiscal 2004. This increase is attributable to the profit on the disposal of Harmony’s investment in Harmony Gold (Canada) Incorporated (“Bissett”) for C$7.6 million ($5.6 million). Harmony disposed of the entire share capital of Bissett in exchange for 5 million ordinary shares in San Gold, 5,714,285 ordinary shares in Gold City and the balance of $2.6 million in cash. The net asset value of Bisset was $5.5 million, resulting in a profit of $0.1 million.

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

Equity profit / (loss) of associate companies

Equity profit/(loss) of associate companies was increased from a loss of $1.2 million in fiscal 2003 to a profit of $2.0 million in fiscal 2004. The profit in fiscal 2004 is primarily attributable to Harmony’s proportionate share of profits in Highland Gold ($1.2 million) and ARM ($6.0 million) and costs in Avgold ($1.6 million) and Bendigo ($3.6 million). The costs in Bendigo relates to exploration expenditure. The loss in fiscal 2003 reflected Harmony’s proportionate share of Highland Gold’s profits of $4 million for fiscal 2003 and its proportionate share of costs incurred by Bendigo of $5.2 million. The costs were incurred to develop the infrastructure required to access ore below the town of Bendigo.

Impairment of investment in associate

The impairment of investment in associate increased from $0 to $2.0 million. This charge is due to a decrease in the carrying value of Bendigo. At the time of its investment in Bendigo during fiscal 2002, Bendigo’s shares were trading at A$2.90 per share on the Australian stock exchange. During fiscal 2004, the share price decreased to A$0.88 per share, which is below the carrying value of the investment in Harmony’s records, resulting in an impairment of $2.0 to reflect the current value of the investment of $19.9 million.

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

The effective tax rate for fiscal 2003 was lower than the estimated statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The lower effective tax rate is primarily due to the exclusion of the equity income of the Free Gold Company which decreases the Company’s effective tax rate expense and the five percent of total mining revenue excluded from the Company’s taxable income.

The increase in the effective tax rate expense of 30.1% to 56% in fiscal 2004 from 25.9% fiscal 2003, was as a result of capital losses on which no deferred tax was provided for, resulting in the inflated tax rate.

Minority interests

Minority interests were a positive $1.3 million in fiscal 2004, as compared with a negative $0.5 million in fiscal 2003. The minority interest in fiscal 2004 reflects the 13% minority shareholders’ interest in the results of Abelle up to the date that Abelle became a wholly-owned subsidiary, as well as the 46.5% outside shareholders’ interest in the results of Avgold from May 3, 2004 until May 24, 2004, when Avgold became a wholly-owned subsidiary. The minority interest in fiscal 2003 reflected the 13% minority shareholders interests in the results of Abelle following the acquisition by Harmony of 87% interest in Abelle in May 2003.

(Loss) / income before cumulative effect of change in accounting principle

Loss before cumulative effect of change in accounting principle was $31.4 million in fiscal 2004, compared with the income of $71.8 million in fiscal 2003. This decrease was primarily attributable to the factors described above.

Cumulative effect of change in accounting principle (FAS 143), net of tax

With effect from July 1, 2002, the Company adopted Statement of Financial Accounting Standard 143, accounting for Asset Retirement Obligations (“FAS143”). The adoption of FAS143 resulted in Harmony recording a $14.8 million credit cumulative effect of a change in accounting principle, net of tax in fiscal 2003.

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

Harmony’s gold sales decreased 22,342 ounces, or 0.9% from 2,388,458 ounces in fiscal 2002 to 2,366,116 ounces in fiscal 2003. This decrease in sales was primarily due to reduced sales from Randfontein (69,748 ounces) due to the lower underground tonnages milled and achieved grades, reduced sales at Elandskraal (109,460 ounces) due to a lack of mining flexibility and problems associated with the infrastructure at the old Elandskraal mine, reduced sales at Evander ( 55,198 ounces) due to a seismic event that occurred at Evander No. 8 shaft on July 12, 2002, the highest grade shaft at Evander, which adversely impacted this operations performance resulting in lower tonnages milled and grades achieved, reduced sales at the Free State (48,745 ounces) primarily due to closures of Harmony 4 shaft and Virginia 2 shaft during fiscal 2002 and no sales at the Bissett operation during fiscal 2003, compared with fiscal 2002 when this operation sold 8,263 ounces which were obtained during the plant clean-up process on transitioning these operations to care and maintenance. This decrease was partially offset by increased sales at the Australian operations (256,661 ounces) due to the inclusion of Abelle in the results for two months and Hill 50 for the entire fiscal 2003, compared with 3 months of Hill 50 production in fiscal 2002, and increased sales at Kalgold (12,411 ounces) due to higher tonnages milled and grades achieved in fiscal 2003. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Randfontein Operations” and “Business – Harmony’s Mining Operations – Free State Operations.” Harmony’s average sales price of gold per ounce was $330 in fiscal 2003, as compared with $283 in fiscal 2002, which was due primarily to higher market prices for gold.

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

Costs

The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2003 and fiscal 2002:

					Percentage
	Year ended		Year ended		increase in
	June 30, 2003[1]		June 30, 2002[2]		cash costs
	(oz)	($/oz)	(oz)	($/oz)
Elandskraal	366,599	274	476,059	196	40
Randfontein	491,890	212	561,638	177	20
Free State	563,199	271	611,944	216	26
Evander	360,184	242	415,382	171	42
Bissett[3]	—	8,263	109	—
Kalgold	74,590	222	62,179	205	8
Australian operations	509,654	263	252,993	235	12

Total	2,366,116		2,388,458

Weighted average		253		196	29

[1]	Includes two months of production from Abelle.

[2]	Includes three months of production from Hill 50.

[3]	Represents production from clean-up of the plant and mill during the transition to care and maintenance.

During Harmony’s fiscal 2003, sales from the Free Gold assets amounted to 1,155,428 ounces of gold at an average cost of $202 per ounce compared with 1,143,243 ounces at an average cost of $175 per ounce. Harmony’s interest in the two months of the 2002 fiscal year’s sales (reflecting the period from May 1 , 2002 to June 30, 2002) totaled 104,005 attributable ounces at an average cash cost of $130 per ounce. Because Harmony equity accounts for its 50% interest in the Free Gold Company, the Free Gold Company’s sales are not included in Harmony’s sales figures in this annual report and the average cash cost of the Free Gold Company’s sales is not used in calculating Harmony’s overall average cash costs in this annual report.

Harmony’s weighted average cash costs increased by $57 per ounce, or 29.1% from $196 in fiscal 2002 to $253 per ounce in fiscal 2003. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in U.S. dollars per ounce in fiscal 2003 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” Cash costs per ounce in U.S. dollars were also negatively impacted by lower tonnage at Randfontein, Evander and Elandskraal operations. If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2003 by 13.2%, due primarily to lower production at Randfontein, Free State, Evander and Elandskraal operations, the reduction of relatively lower-cost surface operations at Randfontein and increases in the costs of labor and supplies at Harmony’s South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony’s cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony’s total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine. See Item 5. “Operating and Financial Review and Prospects – Costs.”

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

The following is a reconciliation of total cash costs to the nearest comparable GAAP measure, production cost:

	2003	2002	2001
	$’000	$’000	$’000
Cash costs	599,746	468,912	502,210
Less: Deferred stripping	1,397	(486)	(2,697)
Production costs	598,349	469,398	504,907

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

Employment termination costs

Employment termination costs decreased $3.7 million, or 42%, from $8.8 million in fiscal 2002 to $5.1 million in fiscal 2003. This decrease was due primarily to lower restructuring costs being incurred at the Elandskraal, Randfontein and Australian operations during fiscal 2003 compared with fiscal 2002, following the finalization of terminations at Randfontein’s shaft 4 following its closure in the quarter ended June 30, 2001 and the combination of the New Hampton and Hill 50 corporate offices in Perth in fiscal 2002.

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

Corporate expenditure, exploration expenditure and marketing and new business expenditure

Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $3.3. million, or 14%, from $23.5 million in fiscal 2002 to $26.8 million in fiscal 2003. This increase was due primarily to increased corporate expenditures following Harmony’s acquisition of Abelle, the merger with ARMgold, costs related to investigating and pursuing new business opportunities and increased expenditures to investigate and develop opportunities to produce value-added products, such as jewelry and other products made of fabricated gold. In fiscal 2003, Harmony also increased exploration expenditure in connection with the Kalplats feasibility study by $1.9 million and its exploration in Peru by approximately $1.5 million compared to fiscal 2002. See Item 4. “Information on the Company – Business – Exploration.”

Gain on financial instruments

The gain on financial instruments in fiscal 2003 was $43.2 million, as compared with a gain of $8.9 million in fiscal 2002. The gains in fiscal 2003 and 2002 related primarily to the change in the mark-to-market of derivative instruments held by Hill 50 following its acquisition in April 2002.

(Profit)/ loss on sale of other assets and listed investments

Harmony recorded a profit of $59.2 million on the sale of other assets and listed investments in fiscal 2003, as compared with a gain of $4.5 million on the sale of other assets and listed investments in fiscal 2002. The profit in fiscal 2003 arose on disposal of Harmony’s Placer Dome investment in fiscal 2003. The profit was determined by reference to the difference between the proceeds and the cost of the initial investment in Goldfields Australia. Harmony acquired its shares in Place Dome following Aurion Gold being acquired by Place Dome. Harmony had acquired its shares in AurionGold following the merger of Goldfields Australia and Delta Gold, with the merged entity being renamed AurionGold. The profit in fiscal 2002 was the result of the resale of the ARMgold shares that Harmony acquired in the initial public offering of ARMgold in May 2002.

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

Equity loss of joint venture

Equity income of joint venture increased by $39.5 million, or 300%, from $13.2 million in fiscal 2002 to $52.8 million in fiscal 2003. The increase arose due to the inclusion for a full year in fiscal 2003 of Harmony’s interest in the Free Gold Company’s results, as compared with two months from May 1, 2002 for fiscal 2003 and the inclusion of Harmony’s 17.25% share of ARM’s results held through the Clidet joint venture, which was acquired in May 2003.

Equity loss of associate companies

Equity loss of associate companies was $1.2 million in fiscal 2003 and reflected Harmony’s proportionate share of Highland Gold’s profits of $4 million for fiscal 2003 and its proportionate share of costs incurred by Bendigo of $5.2 million. The costs were incurred to develop the infrastructure required to access ore below the town of Bendigo. Equity loss of associate companies was $0.5 million in fiscal 2002. The loss of associate companies reflected Harmony’s proportionate share of the costs of $1.42 million that Bendigo incurred to develop infrastructure required to access ore below the town of Bendigo. The equity loss associated with these development costs was offset by profit of $0.94 million recorded by Hill 50 in the month of March 2002, during which Harmony equity accounted for Hill 50.

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

Interest paid

Harmony paid $27.4 million in interest during fiscal 2003 compared to $19.1 million during fiscal 2002. This increase was due to the increased value of the loans outstanding following the draw down of $117.6 million on the Rand denominated Nedbank loan to finance the acquisition of the 17.25% interest in ARM acquired during May 2003, whilst the appreciation of the Rand during the period resulted in higher interest expense on Harmony’s Randdenominated senior unsecured fixed rate bonds due June 14, 2006 and the BoE Bank Limited loan in U.S. dollars when compared with fiscal 2002.

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

The effective tax rate for fiscal 2003 was lower than the statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The lower effective tax rate is primarily due to the exclusion of the equity income of the Free Gold Company which decreases the Company’s effective tax rate expense and the five percent of total mining revenue excluded from the Company’s taxable income.

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

Minority interests

Minority interests were $0.5 million in fiscal 2003, as compared with $1.6 million in fiscal 2002. The minority interest in fiscal 2003 reflected the 13% minority shareholders interests in the results of Abelle following the acquisition by Harmony of 87% interest in Abelle in May 2003. The minority interests in fiscal 2002 reflected the 10% participation interest in the Elandskraal Venture that Open Solutions acquired with effect from April 31, 2001. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Elandskraal Operations.”

Income before cumulative effect of change in accounting principle

Income before cumulative effect of change in accounting principle was $71.8 million in fiscal 2003, as compared with $87.7 million in fiscal 2002. This decrease was primarily attributable to the factors described above.

Cumulative effect of change in accounting principle (FAS 143), net of tax

With effect from July 1, 2002, the Company adopted Statement of Financial Accounting Standard 143, accounting for Asset Retirement Obligations (“FAS143”). The adoption of FAS143 resulted in Harmony recording a $14.8 million credit cumulative effect of a change in accounting principle, net of tax.

Net income

Net income for the year was $86.7 in fiscal 2003, compared with net income of $87.7 million in fiscal 2002. This slight decrease was attributable to the appreciation of the Rand against the dollar, as well as the factors described above.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties, or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obliged to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests is the entity. Expected losses are the expected negative variability of an entity’s net assets exclusive of its variable interest, and expected residual returns are the expected positive variability in the fair value of an entity’s assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

In December 2003, the FASB issued a revision of FIN 46 (“FIN 46-R”), clarifying certain provisions of FIN 46. Harmony adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. Harmony fully adopted FIN 46-R effective June 30, 2004. Harmony completed its evaluation of FIN 46-R and has determined that it is the primary beneficiary of two variable interest entities relating to the African Vanguard Resources (Proprietary) Limited transaction. See Note 4 to our consolidated financial statements.

The Emerging Issues Task Force (“EITF”) formed a committee to evaluate certain mining industry accounting issues, including issues arising from the application of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and other Intangible Assets” (“SFAS No. 142”) to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus, subject to ratification by the FASB that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to the ratification by the FASB, on other mining related issues involving impairment and business combinations.

On March 31, 2004, the FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. This did not have an impact on the Company’s financial statements since it did not change the Company’s accounting. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard.

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

Cash Resources

Operations

Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-U.S. dollar exchange rate, cash costs per ounce and, in the case of the Australian operations, the Australian dollar-U.S. dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash utilized by operations was $90.9 million in fiscal 2004, as compared with cash generated of $152.6 million in fiscal 2003. This decrease is attributable primarily to higher costs due to the appreciation of the Rand against the U.S. dollar (which increased costs when translated into U.S. dollars), which more than offset increased gold sales from higher U.S. dollar denominated gold price. See Item 5. “Operating and Financial Review and Prospects – Exchange Rate”.

Net cash provided by operations was $155.4 million in fiscal 2003, as compared with $161.9 million in fiscal 2002. This decrease was primarily attributable to higher costs due to the appreciation of the Rand against the U.S. dollar (which increased costs when translated into U.S. dollars), which more than offset increased gold sales from higher U.S. dollar denominated gold price. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” The decrease in cash provided by operations was also impacted by the $34.9 million increase in taxes paid and the $7.7 million increase in interest expense and a $23.9 million increase in working capital charges (which reflects changes in receivables, inventories and accounts payable).

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

On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be capitalized and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalized during the year ended June 30, 2004 amounted to $1.7 million.

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

Recently Retired Credit Facilities and Other Borrowings

On April 18, 2002, Harmony entered into a Rand-denominated term loan facility of Rand 500 million ($76.7 million), all of which has been drawn down, with BoE Bank Limited for the purpose of partially funding (i) Harmony’s acquisition of shares in the Free Gold Company and (ii) loans made by Harmony to the Free Gold Company in connection with the acquisition of the Free Gold assets. This facility was secured by a pledge of Harmony’s shares in the Free Gold Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan was repayable in full on April 23, 2006, and eight equal semi-annual installments are due beginning October 23, 2002. The loan bore interest at a rate equal to JIBAR plus 1.5% plus specified costs, which is accrued daily from the drawdown date and was payable quarterly in arrears commencing July 23, 2002. Pursuant to the terms of this facility, Harmony was required to maintain specified ratios of earnings to debt service and borrowings, as well as a specified level of consolidated tangible net worth. In addition, pursuant to this facility, Harmony was subject to specified limits on its ability to (i) permit encumbrances over pledged revenues or assets, (ii) make loans or incur specified types of indebtedness, (iii) dispose of more than 25% of its assets or (iv) make distributions to its shareholders if a default or event of default under this term loan facility has occurred and is continuing. Harmony settled this loan in full on May 28, 2004.

On May 8, 2003, Harmony entered into a Rand-denominated term loan facility of Rand 850 million ($130.4 million), all of which has been drawn down, with Nedbank Limited for the purpose of funding Harmony’s acquisition of 17.25% of the outstanding share capital of ARM. This facility was guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan was repayable in full on November 8, 2004. The loan bore interest at a rate equal to 3 months’ JIBAR plus 1.5% plus specified costs, which was accrued daily from the drawdown date and is payable quarterly in arrears. Harmony settled this loan in full on June 30, 2004.

Sales of Equity Securities

Historically, sales of Harmony’s equity securities have included subscriptions by investors in Harmony’s ordinary shares. On June 20, 2001, the IDC completed subscriptions for Harmony’s ordinary shares and preference shares that resulted in Simane acquiring 10,958,982 ordinary shares. Harmony received aggregate consideration for these subscriptions of approximately $39.4 million, as described in this annual report, which was used to retire a portion of the $260 million syndicated loan facility described above and for general corporate purposes. See Item 7. “Major Shareholders and Related Party Transactions.” (Follow up on correctness hereof)

On June 29, 2001, Harmony completed a global offering of 27,082,500 ordinary shares and ADSs and 9,027,500 warrants to purchase 9,027,500 ordinary shares, in each case in the United States and elsewhere. The ordinary shares were offered at a price of $5.32 or R43.00 per ordinary share, or $5.32 per ADS. Investors received one warrant for every three ordinary shares (or ADSs) they purchased. The net proceeds of the offering to Harmony were approximately $137.6 million, after deducting underwriting discounts, commissions and offering expenses. Harmony used these net proceeds to retire much of the syndicated loan facility entered into on March 22, 2001, to make capital expenditures and to fund working capital.

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

Contractual Obligations and Commercial Commitments

Harmony’s contractual obligations and commercial commitments consist primarily of credit facilities, as described above, and guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations, as described in Item 4. “Information on the Company – Regulation – Environmental Matters.”

Contractual Obligations on the Balance Sheet

The following table summarizes Harmony’s contractual obligations as of June 30, 2004:

	Payments Due by Period
		Less than
		12 months	12-36 Months	36-60 Months	After
		July 1, 2004	July 1, 2005	July 1, 2007	60 Months
		to	to	to	Subsequent
Dollars in thousands	Total	June 30, 2005	June 30, 2007	June 30, 2009	June 30, 2009
Senior unsecured fixed-rate bonds[1]	192,616	—	192,616	—	—
BoE Bank Limited loan facility[1]	47,352	23,676	23,676	—	—
BAE Systems plc loan facility[1]	9,000	9,000	—	—	—
Post retirement health care[2]	1,584	222	412	428	522
Environmental obligations[3]	125,917	29,603	—	6,831	89,483

Total contractual obligations	376,469	62,501	216,704	7,259	90,005

[1]	See Item 5. “Op.erating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Facilities and Other Borrowings – Outstanding Credit Facilities and Other Borrowings.”

[2]	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2002.

[3]	Harmony makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies.”

Contractual Obligations off the Balance Sheet

The following table summarizes Harmony’s obligation with regards to operating leases:

	Payment Due by Period
		Less than			After
		12 Months	12-36 Months	36-60 Months	60 Months
		July 1, 2004	July 1, 2005	July 1, 2007	Subsequent
		to	to	to	to
	Total	June 30, 2005	June 30, 2007	June 30, 2009	June 30, 2009
	($’000)	($’000)	($’000)	($’000)	($’000)
Melrose Arch, South Africa	36	36	—	—	—
Perth Office, Australia	712	178	534	—	—
Peru Office	32	19	13	—	—
Peru flat	20	12	18	—	—

	800	245	555	—	—

The following table sets forth our authorized capital expenditure as of June 30, 2004:

Capital Expenditure	$’000
Authorized and contracted for	12,442
Authorized but not yet contracted for	670,878

683,320

Commercial Commitments

The following table provides details regarding Harmony’s commercial commitments as of June 30, 2004:

	Amount of Commitments Expiring by Period
		Less than			After
		12 Months	12-36 Months	36-60 Months	60 Months
		July 1, 2004	July 1, 2005	July 1, 2007	Subsequent
		to	to	to	to
	Total	June 30, 2005	June 30, 2007	June 30, 2009	June 30, 2009
	($’000)	($’000)	($’000)	($’000)	($’000)
Guarantees[1]	18,889	—	—	—	18,889
Capital commitments[2]	12,442	12,442	—	—	—

Total commitments expiring by period	31,331	12,442	—	—	18,889

[1]	Reflects guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations. See Item 4. “Information on the Company – Regulation – Environmental Matters.”

[2]	Capital commitments consist only of amounts committed to external suppliers, although a total of $683.3 million has been approved by the Board for capital expenditures.

Trend Information

Information on recent trends in Harmony’s operations is discussed in Item 4. “Information on the Company – Business – Strategy” and “ – Results of Operations” above.

Working Capital and Anticipated Financing Needs

The Board believes that Harmony’s working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony’s present working capital needs. Harmony expects that its business requirements through June 30, 2005 will be financed from internal resources and existing borrowings. For more information on Harmony’s planned capital expenditures, see “ – Capital Expenditures” above and Item 4. “Information on the Company – Business – Harmony’s Mining Operations.” Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See Item 3. “Key Information – Risk Factors – Harmony’s strategy depends on its ability to make additional acquisitions.” Harmony’s Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony’s cash-based operations and modest leverage. Harmony’s ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand against the U.S. dollar. In addition, Harmony’s ability to obtain additional financing could be limited by covenants in the term loan facility of April 18, 2002 between Harmony and BoE Bank Limited, which imposes debt to earnings ratios and minimum net worth requirements and prevents Harmony from pledging, selling or creating encumbrances over pledged assets including Harmony’s shares of the Free Gold Company. Access to financing could also be limited by provisions of Harmony’s corporate bonds, under which Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Facilities and Other Borrowings – Outstanding Credit Facilities and Other Borrowings.” Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in Item 10. “Description of Ordinary Shares – Memorandum and Articles of Association – Directors –Borrowing Powers.” In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony’s ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information – Exchange Controls and Other Limitations Affecting Security Holders.”

OTHER FINANCIAL INFORMATION

Export Sales

In fiscal 2004, all of Harmony’s gold produced in South Africa was refined by Harmony. All of Harmony’s gold produced in Australia in fiscal 2004 was sold to AGR Matthey, a Perth-based refinery. In fiscal 2003, approximately 85% of Harmony’s gold produced in South Africa was refined by Harmony and exported, and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In fiscal 2002, approximately 65% of Harmony’s gold produced in South Africa was refined by Harmony and exported, and approximately 76% of Harmony’s gold produced in Australia was exported.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:

Executive Directors

Bernard Swanepoel (43) BSc (Mining Engineering), B Com (Hons), Chief Executive Officer and an Executive Director. Bernard Swanepoel started his career with Gengold in 1983, culminating in his appointment as general manager of Beatrix Mines in 1993. He joined Randgold in 1995 as Managing Director of Harmony. For the past 8 years, Bernard has led the team behind the company’s growth and acquisition initiatives. Harmony today boasts a substantial reserve base in excess of 60 million ounces, a production base making it the 6th largest gold producer in the world, and a healthy pipeline of quality growth projects which will ensure the company’s future. Bernard is the Chairman of Abelle Limited, he serves on the Board of Directors of ARM Limited, he is a Non-Executive member of the Sanlam Board of Directors and the Vice-President of the South African Chamber of Mines.

Ferdi Dippenaar (42), BCom, BProc, MBA, Marketing Director and an Executive Director. Ferdi started his career at the Buffelsfontein gold mine in 1983 and completed his degrees through part-time studies while employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997. He oversees Harmony’s direct marketing activities as well as the company’s investor relations program.

Ted Grobicki (54), BSc (Hons) (Geology) MSc (Minerals Exploration) PrSciNat, FIMM, Executive Officer for Harmony’s Australian operations and an Executive Director. After fulfilling various roles within mining and exploration companies in South Africa, Namibia and Zimbabwe, Ted was appointed chief executive of Texas Gulf Inc South Africa in 1979. He has since served at a senior executive level in a wide range of public and private companies in the mining sector and was appointed as non-executive director of Harmony in 1994. With Harmony’s merger with Kalgold and West Rand Cons in 1999, he was appointed as executive director focusing on new business. Ted has 30 years’ experience in all aspects of the mining industry, including exploration, evaluation, development, mine management and financial and corporate management. He oversees Harmony’s Australian operations.

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

Nomfundo Qangule (38), B Comm, B Comm (Hons) CTA, CA (SA), Member of CAIB (SA) and appointed as the Financial Director of Harmony on July 26, 2004. Prior to joining Harmony, Nomfundo was the Executive Manager of Worldwide African Investment Holdings (Pty) Ltd. She was one of the executive committee members of WAIH, responsible for providing strategic direction to the company. Some of the other positions Nomfundo held whilst at Worldwide include that of chairperson of the board of directors of Argil Holdings (Pty) Ltd. Nomfundo was also a non-executive director of CS Holdings Limited where she served as a Remuneration Committee member, Audit Committee member, as well as an Investment Committee member. In addition she was an Executive Committee member and Non Executive Director of Negotiated Benefits Consultants (Pty) Ltd. She worked in the Corporate and International Division of Nedcor Bank Limited as a Credit Manager. Later she joined ABSA Corporate and Merchant Bank’s credit division. She is a qualified Chartered Accountant, a member of the Institute of Bankers and holds a certificate in financial markets from Acumen. Nomfundo obtained her B Comm degree from Rhodes University and completed her B Compt (Hons) CTA through Unisa.

Dan Simelane (42) BA, LLB, LLM and an Executive Director. Dan Simelane has seven years’ legal experience and acted as legal advisor to Avmin Limited (now ARM) and the Swaziland Electricity Board. He has extensive tax experience and was a senior tax consultant with Arthur Andersen. Dan joined Harmony on September 23, 2003, following the ARMgold merger and resigned as executive director of Harmony on April 21, 2004 to explore other business opportunities.

Pieter Taljaard (57) BCom, B Iur, CMA and an Executive Director. Pieter has 33 years’ experience in commerce, 25 of which have been in the mining industry. His mining career commenced in 1977 with Gencor Limited (“Gencor”), where he worked in the finance department of Gengold Limited, a subsidiary of Gencor. He was subsequently appointed as a senior manager and director/alternate director to a number of companies controlled by Gencor. These included, amongst others, Buffelsfontein Gold Mining Company Limited (“Buffelsfontein”), Stilfontein Gold Mining Company Limited; Beatrix Gold Mines Limited (“Beatrix”) and Barberton Mines Limited. He assisted in creating the tax structure between Buffelsfontein and Beatrix and formed part of a team that investigated and recommended future management information systems at Gengold Limited. Pieter then chaired the committee responsible for implementing these systems at Gengold. He joined ARMgold in 1997 as financial director. Pieter joined Harmony on September 23, 2003, following the ARMgold merger and resigned on March 4, 2004 to join ARM Platinum, a subsidiary of ARM Limited, as an executive director, and he subsequently retired.

Andre Wilkens (55), Mine Overseer’s Certificate of Competency, Mine Manager’s Certificate of Competency, Chamber of Mines Loss Control Diploma, Risk Management Certificate (Insurance), MDP and an Executive Director. Andre has 33 years’ mining experience. He commenced his career in 1969 as a trainee miner. He was then promoted to mine manager at the Vaal Reefs West mine in 1994 and was appointed mine manager of the Vaal Reefs South mine in 1996. Before joining ARMgold in 1998, he served as manager of North Operations (Vaal Reefs) and the managing director of Naledi Mining Services, then a wholly-owned subsidiary of Vaal Reefs. Andre has a successful mining and management track record of turning around marginal mines into profitable ones. He also played a leading role in determining new operating methods for South African mines. Andre was appointed chief executive officer of African Rainbow Minerals Gold in 1998, a position he held until the merger with Harmony. Andre joined Harmony on September 23, 2003, following the ARMgold merger and resigned on March 4, 2004 to join ARM Platinum, a subsidiary of ARM Limited, as an executive director.

Non-Executive Directors

Patrice Motsepe (42) BA (Legal), LLB, Non-executive Director. Founder and former Executive Chairman of ARMgold which merged with Harmony in 2003. Patrice is now Harmony’s non-executive Chairman. In 2002 he was voted South Africa’s Entrepreneur of the Year. In the same year, he was voted by the CEO’s of the top 100 companies in South Africa as South Africa’s Business Leader of the year. Patrice has significant entrepreneurial expertise and knowledge of the new business environment in South Africa and is central in helping to steer Harmony to grow and be competitive. Patrice was a partner specializing in mining and business law at Bowman Gilfillan Inc., a leading South African law firm. He was employed for approximately 4 years by McGuire Woods LLP, a law firm in Richmond, Virginia, USA. He was initially based in Richmond and thereafter moved to South Africa where he was their legal consultant for their Southern Africa legal practice. In 1994, he founded Future Mining (Proprietary) Limited which grew rapidly to become a competitive contract mining company. In 1998 he founded African Rainbow Minerals (Proprietary) Limited which became ARMgold, and was successfully listed on the JSE in 2002. In 2001, he founded African Rainbow Minerals Platinum (Proprietary) Limited and ARM Mining Consortium Limited which entered into a 50/50 joint venture with Anglo American Platinum Corporation Limited for the establishment of a new mine. He was Senior Vice President of the Chamber of Mines and is a “Global Leader of Tomorrow” of the World Economic Forum (WEF). He is a member of the National Economic Development and Labor Council (NEDLAC), which is South Africa’s primary institution for social dialogue between organized business, government, labor and community on issues of social and economic policy. He is currently the President of the first non-racial, united and recognized business organization in South Africa, namely Business Unity South Africa (BUSA), which is the “voice of business” in South Africa, as well as President of the first non-racial, united and recognized organization representing the various chambers of commerce and industry in South Africa, namely Chambers of Commerce and Industry South Africa (CHAMSA). Patrice is a non-executive director of ABSA Bank and non-executive deputy chairman of Sanlam Limited. Patrice is also the Chief Executive and Chairman of ARM Limited.

Frank Abbott (49), BCom, CA(SA), MBL, Non-Executive Director. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at operational level. He was appointed as financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was also a director or the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines and a non-executive director of Harmony, which culminated in his appointment as financial director of Harmony in the same year. Following the ARM Limited/ARMI transaction, it was agreed by the Board that Frank be appointed as Financial Director of ARM Limited and remains on Harmony’s board as non-executive director due to his skills and expertise.

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

Nolitha Fakude (39), BA (Hons) (Psychology, Education and English) and an independent Non-Executive Director. Nolitha has been a director of Harmony since September 2002. Nolitha Fakude is the Managing Director of the Black Management Forum (BMF). Nolitha serves on various boards, including BMF Investment Company, The People’s Bank, Business Partners as well as Wheat Trust. Nolitha was recently appointed by the Gauteng MEC for Economic Affairs as one of the Rainmakers for the Blue IQ project. She is also an Executive Director of Nedcor Limited.

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

Michael Wallis King (67) CA (SA), FCA and an independent Non-Executive Director. Michael began his career as a Chartered Accountant (SA) with Deloitte, Plender, Griffiths, Annan & Co. (now Deloitte & Touche) and qualified as a Chartered Accountant (SA). He later became a Fellow of the Institute of Chartered Accountants in England and Wales (FCA). In 1961, he joined the Merchant Bank, Union Acceptances Limited, (now Nedcor Investment Bank Limited), where he was involved in corporate finance, including corporate fund raising, mergers, takeovers and company floatation’s. He was appointed secretary in 1964, Assistant General Manager in 1968, General Manager in 1970 and Deputy Managing Director until 1974. Michael then joined Anglo American Corporation of South Africa as a Manager in the Finance division. In 1979, he became Director of Anglo American Corporation and in 1980, an Executive Director and Head of its Finance Division. In 1997, he was appointed Executive Deputy Chairman of Anglo American Corporation. Michael was the Executive Vice Chairman of Anglo American plc, the company created when Minorco and Anglo American Corporation were combined in May 1999, until his retirement in May 2001. Michael was appointed a Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger and resigned on April 21, 2004 to join ARM Limited as a non-executive director.

Dr Simo Lushaba (38), BSc (Advanced Biochemistry), MBA, DBA and an independent non-executive Director. Simo has been a director of Harmony since October 2002. Simo also serves as non-executive Chairman of PIKITUP Johannesburg (Pty) Limited and as a non-executive director of Trans-Caledon Tunnel Agency (TCTA). He is currently the Chief Executive of Rand Water.

Rick Menell (48) MA, MSc and deputy non-executive chairman of Harmony. Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined ARM Limited in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Rick was appointed managing director of ARM Limited in 1996 and in 1999 was elected president of the Chamber of Mines of South Africa. He is also chairman of the South African Tourism Board, a director of the Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the National Business Trust. Since 2002 to April 2004 Rick was appointed as chairman of ARM Limited. Following the transaction with ARM Limited during April 2004 he was appointed as Harmony’s deputy chairman.

Modise Motloba (38) (BSc), Diploma in Strategic Management, Baruch College, New York and appointed an independent Non-Executive Director of Harmony on July 30, 2004. Modise started his career with Rand Merchant Bank in 1993 as a trainee in the treasury division were he progressed to be the Money Markets Dealer and Risk Manager. He then moved on African Merchant Bank in 1998 as the Head of Money Markets Division. In 2000 he was employed by African Harvest Fund Managers as the Fixed Interest Portfolio Manager & Treasury Specialist. He then worked as a Structured Debt and Equity Markets Specialist, focusing on Risk Management, Debt Securitisation and Pension Fund Solutions within the firm. He is the former President of the Association of Black Securities and Investment Professionals (ABSIP) and he led ABSIP and the Black Business Council in formulating the Financial Sector Charter with other industry bodies such as the Banking Council, Life Officers’ Association and the JSE Securities Exchange. Modise is the recipient of the prestigious 2003 Black Business Quarterly Investment Specialist Award which recognizes a leader who made a lasting contribution in the investments arena and broader financial and economic landscape. Modise is a member of the South African Financial Markets Board and member of the Standing Committee on the Revision of the Bank’s Act 1990, under the auspices of the Ministry of Finance. He is also a council member of the NAFCOC/Johannesburg Chamber of Commerce and Industry (JCCI) Unity Committee. He is a director of companies including Wealthridge Investments, Uthajiri Investments and Africa Vukani Investment Management Services.

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

Mike Pleming (68), Pr Eng. FIMM and an independent Non-Executive Director. Mr Pleming has been a director of Harmony since September 1998. Mike started his career in mining engineering on the Zambian Copperbelt. He joined TransNatal (now Ingwe) in 1975 as general manager of Optimum Collieries and was later appointed project manager and consulting engineer. He joined Liberty Asset Management in 1982 where he was responsible for mining investment research. He retired in 1995 and has since undertaken a series of mining investment-related assignments. Following Harmony’s acquisition of Evander in 1998, he joined the company as a non-executive director. He is also a director of Impala Platinum Holdings Limited. Mike has approximately 31 years’ mining and approximately 15 years’ mining investment experience.

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

Dr. Sibusiso Sibisi (49) BSc (Hons), PhD, an independent Non-Executive Director. Dr. Sibisi’s working career commenced in 1983 in the software development industry with MEDC Limited, Cambridge, UK. His career developed to that of Systems Engineer at IBM(SA); Lecturer and senior lecturer (Wits) and Deputy Vice Chancellor for Research (University of Cape Town). He spent 1988 as a Fulbright Fellow at the California Institute of Technology where he collaborated with eminent researchers in computational chemistry and the development of associated medical diagnosis tools. In 1989, he took up a research position at Cambridge where he consolidated his academic research in mathematical modeling and computational simulations to environmental, geophysical and biomedical problems to develop solutions. This evolved to the formation of a start-up company dedicated to providing consulting services to Glaxo, Welcome, Fisons, Shell and Mobil. He entered the corporate world in 1997 as Executive Director of Plessey (SA), with the responsibility of managing and directing research and development in telecommunication technologies. As chairperson of the National Advisory Council on Innovations, he is involved in making recommendations on research and innovation policy to the government. Dr Sibisi is the chief executive of the Council for Scientific and Industrial Research. Dr Sibisi was appointed a Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger and resigned on April 21, 2004 to join ARM Limited as a non-executive director.

Dr. Rejoice Simelane (52) BCom, MCom, PhD, an independent Non-Executive Director. Dr. Simelane’s career commenced as a lecturer at the University of Swaziland where she lectured from 1978 to 1997 on Development Economics, Microeconomic and Macroeconomic Theory, Research Methods, Mathematical Economics, Econometrics, Economic Planning and Economic Integration. She then joined the Department of Trade and Industry as a macroeconomist and later joined the National Treasury as a microeconomist (public utility regulation and pricing) before joining the Premiers Office in the Mpumalanga Province as an Economic Advisor. Dr Simelane was appointed a Non-Executive Director of the Company on September 23, 2003, following the ARMgold merger and resigned on April 21, 2004 to join ARM Limited as a non-executive director.

Max Sisulu (58) MPA, MSc, and an independent Non-Executive Director. Max was appointed as Director of Harmony in August 2003. Max is currently the General Manager at Sasol and prior to that held the position of deputy chief executive officer at Denel, a post he held since November 1998. From 2001 to 2003 he was the Chairperson of the South African Aerospace, Maritime and Defence Industries. He is also a council member of the Human Sciences Research Council and a member of the Premier of the Free State’s Economic Advisory Council. From 1977 to 1981 Max served as the ANC representative in Hungary and was South Africa’s representative in the “World Federation of Democratic Youth”. In January 1995 he was elected to the National Executive Committee and National Working Committee of the ANC. From 1986, he helped establish the ANC economics department and was instrumental in developing the ANC’s economic policy. In 1990 he spearheaded the drafting of the ANC’s first policy statement on the environment. From 1992 to 1993 Sisulu completed a Masters degree in Public Administration at the Kennedy School of Government at Harvard University in the U.S. He returned to South Africa in September 1993 and took up the post of Director of the National Institute of Economic Policy until he became a member of parliament in 1994. Max resigned on April 21, 2004 to join ARM Limited as a non-executive director.

John Smithies (58), BSc (Mining Engineering), (Chemistry), an independent Non-Executive Director. John has been a Director of Harmony since April 2002 until September 22, 2003, on which date he resigned as non-executive director of the Company. John has approximately 29 years of experience in the mining industry. From 1973 – 1976 he worked in the gold division of Union Corporation. From 1976 – 2001, he held various positions at Impala Platinum Holdings Limited, including consulting engineer from 1996 – 1999, Operations Director from 1999 – 2000, and Chief Executive Officer from 2000 – 2001.

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

Dr Vaughan Armstrong (50), BSc (Hons), PhD. Vaughan has served on the executive committee, responsible for Harmony’s worldwide exploration activities, since October 1999. Vaughan is a geologist with 23 years’ experience in all aspects of exploration, evaluation and the development of mineral projects. He started his career with Rio Tinto South Africa and was appointed exploration manager in 1985. In 1988, he formed a junior exploration company, which was incorporated into West Rand Consolidated Mines four years later. He was the explorations director of West Rand Consolidated Mines and Kalgold prior to their merger with Harmony. Following the restructuring within the company, Vaughan was retrenched in April 2004, but stayed on as a consultant to Harmony until the end of September,2004.

Bob Atkinson (52), NHD (Metalliferous Mining). Bob was the Chief Operating Officer at Harmony Gold Australia and is now Executive, Sustainable Development at Harmony in South Africa. He has more than 30 years’ experience in the mining industry. He joined Harmony as production manager in 1986 and served as Operations Manager on the executive committee from June 2001 to May 2003.

Graham Briggs (50), BSc (Hons) (Geology). Graham has approximately 30 years’ experience in the mining industry. Graham joined Harmony as New Business Manager in 1995 and is currently the Country Manager for Papua New Guinea. Graham started his geological career as a field assistant in 1972 and had exposure to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State. At Gengold he spent time on various mines including Buffelsfontein, West Rand Consolidated, Grootvlei and ended his career with Gengold as an Ore Reserve Manager at Beatrix. Graham has occupied a varied career in Harmony including a 20 month period in Canada, but as a core focus area has concentrated on matters related to ore reserve management.

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

Lewies Fourie (56) NHD, Mine Managers Certificate, MDP. Lewies is a member of Harmony’s executive committee and is responsible for Business Engineering. Lewies joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony he was an Executive Director of ARMgold responsible for Business Engineering. Lewies has 34 years’ experience in the mining industry, with his career commencing at Anglo American’s Gold and Uranium Division. He was selected as a group study exchange student, rotary, to Hawaii and the USA. Thereafter, he served as managing director of Fraser, Alexander Mining Services (Proprietary) Limited and joined Shaft Sinkers in 1991 before joining ARMgold in 1998. His expertise includes project management, backfill, high speed treble shift development, contract management and marketing. Lewies was retrenched during the restructuring procedures in July 2004.

Yusuf Jardien (41), ICSA, PMD (UCT). Yusuf has served on the executive committee, responsible for Business Process, Information Technology and Change Management. He has more than 20 years of information technology experience and has served as an executive at 3M South Africa and Unibank, responsible for information technology and logistics.

Tracey Jonkheid (34), B.A. Communication (Hons) (cum laude), MBA. Tracey has served as Harmony’s internal strategist on a full-time basis since May 2002, in which capacity she advises the executive committee on implementing and integrating initiatives for internal change. She fulfilled this role as an external consultant on a part-time basis for 18 months prior to May 2002. Her background is in the advertising industry where she has worked as a strategist at four of South Africa’s largest advertising agencies. Tracey is married to Bernard Swanepoel.

Philip Kotze (44), GDE, NHD (Metalliferous Mining). Philip currently serves on the executive committee as Business Coach. Philip started his career with Anglovaal in 1981 as a learner official. In 1985 he joined Anglogold and was involved in a number of projects. He progressed to the level of mine manager and was instrumental in improving productivity and reducing costs during these periods. He joined Kalgold in 1996, where he served as director and was responsible for operations. In 1999, Philip joined Harmony, following Harmony’s acquisition of Kalgold.

Mohamed Madhi (39), BSc (Electrical and Electronic Engineering), MSc (Engineering),MBA. Mohamed has served as Harmony’s corporate strategist since August 2001. He has been a director and Operational Board member of the CSIR, head of Eskom’s Capital Investment Program, head of South Africa’s Presidential Year 2000 Task Team, Chief Executive of Cell Point Systems and has served as an adviser to several large corporations and governments of developing countries. Mohamed was formerly the African Commissioner on the Global Information Infrastructure where he advised on telecommunications and information technology policy. Aside from his executive leadership experience he has qualifications and expertise in Strategic Decision Simulation, Complex Systems Theory, Economic Development Modeling and Innovation Management.

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

Peter McKenna (53), BSc (Hons), PrSciNat. Peter is currently responsible for Harmony’s international new business activities. Peter joined Harmony in 1999 from West Rand Consolidated Mines Limited (“West Rand Cons”), where he was the new business director. Peter worked in the JCI Group of companies for 25 years from 1973, initially in the fields of exploration, mine and evaluation and for the last 10 years in corporate finance and new business development. His roles included Chief Geologist Western Areas Gold Mine, Senior Manager Mineral Economics and General Manager Business Development. He served on the boards of various JCI group companies including Free State Development Corporation (Managing Director) and Barnato Exploration Limited. Peter joined West Rand Cons in 1998. Following the restructuring within the company, Peter was retrenched on May 31, 2004.

Dawie Mostert (35), PDM, PCM, MDP, Diploma in Labor Relations (DPLR) (Advanced Labor Law). Dawie joined Harmony in 1997 following the acquisition of Grootvlei, where he was the human resources manager. He has approximately 16 years’ experience in the mining industry and is responsible for training and human resource development.

Khosi Ndlovu (45), BA, Social Development, Diploma in Supply Chain Management. Khosi joined Harmony in 2002 and is responsible for social development programs and corporate affairs (government). Khosi’s career commenced as Researcher in areas of Social Development for the University of New York in 1989. After returning to South Africa she joined The National Peace Secretariat as Communication Consultant, and later joined the

Independent Electoral Commission as National Head of Transport & Logistics. She has held various senior positions in the areas of Marketing and Communication and was an Executive at Telkom in the Procurement Services as a custodian of Black Economic Empowerment. Khosi has vast experience in community development, government relations, and economic empowerment programs and she is an advisory board member at Monash University and InterConnect System. She was voluntarily retrenched on August 31, 2004.

Pine Pienaar (40), BCom, BCompt (Hons), CA(SA). Pine joined Harmony in 1997 following the acquisition of Grootvlei, where he was the financial director. Pine has approximately 14 years’ experience in the financial and mining industries and is responsible for Harmony’s South African new business activities. Pine left the company at the end of January 2004 to explore new business opportunities.

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

Peter Steenkamp (44), BSc (Eng), Mine Managers Certificate. Peter currently serves on the executive committee as Business Coach. Peter joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony, he was an Executive Director of ARMgold in charge of Gold Operations. Peter has 21 years’ experience in the mining industry. His career commenced as trainee miner with the Chamber of Mines Training College and after graduating he worked for Gold Fields Limited as a shift boss. Between 1989 and 1997, he was employed at Vaal Reefs in various positions, including shift boss, mine overseer, technical assistant, section manager and business unit manager. In 1998 he joined ARMgold as a business unit leader.

Frank Sullivan (48), MCom, BPL (Hons). Frank has approximately 22 years’ experience in human resources management in the gold mining industry. He joined Harmony in 1996 as human resources manager and was in charge of HIV/AIDS and Health and is now managing the Healthshare joint venture.

Boetie Swanepoel (44), BCompt (Hons), CA(SA). Boetie joined Harmony in 1995 as financial manager from Beatrix Mines. Boetie has more than 20 years’ financial services experience, mostly in the mining industry. He was appointed to the executive committee in November 2000 and is responsible for the development of Harmony’s shaft financial managers and the financial control environment.

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

Details of directors’ service contracts are described under “ – Compensation of Directors and Senior Management” and “ – Directors’ Terms of Employment,” below.

In order to ensure good corporate governance, the Board has formed an Executive Committee, an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Employment Equity Committee and Sustainable Development Committee. All of the Board sub-committees are comprised of a majority of non-executive directors.

Harmony’s Executive Committee comprises the executive directors and selected senior officers of Harmony, each with his or her own area of responsibility. The Executive Committee consists of a Non-Mining Investment Committee, a Growth and Investment Committee, a Change Management Steering Committee and IBANDLA (which means “Meeting of Leaders”). These committees meet either weekly, bi-weekly or once per month. The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

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

Audit Committee

Harmony’s Audit Committee provides additional assurance to the Board regarding the quality and reliability of financial information used by the Board and the financial statements issued by the company. The committee assists the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate systems and internal controls and control processes. This is in addition to the assistance with the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance, accounting standards and also provides support to the Board on the risk profile and risk management of Harmony. All non-audit services provided by our external auditors must and are pre-approved by the Audit Committee.

An Audit Committee Charter has been adopted which sets out the role, responsibilities, duties, authority, membership and meetings of the Audit Committee.

The Audit Committee meets periodically with Harmony’s external and independent internal auditors and the company’s executive management to review accounting, auditing and financial reporting matters so as to ensure that an effective control environment in Harmony is maintained. The committee also monitors proposed changes in accounting policy, reviews the internal audit function and discusses the accounting implications of major transactions. In terms of the Sarbanes Oxley Act of 2002, the Audit Committee is directly responsible for the appointment, compensation and oversight of any auditor employed.

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

The independent non-executive members of the Audit Committee are Mike Pleming (chairman), Modise Motloba, Dr Simo Lushaba and Cedric Savage.

Nomination Committee

The Nomination Committee makes recommendations to the Board on all new Board appointments and was formed to ensure that the procedures for appointments to the Board are formal and transparent. The responsibilities and duties included in the Nomination Committee Charter were taken from the recommendations of the King Report. A copy of the Nomination Committee Charter is available on Harmony’s website. The committee consists of three non-executive members, of which the majority are independent. Two meetings were held during the year, which were attended by a majority of the members. The committee may invite any other relevant person, such as the Chief Executive, to attend. The non-executive members of the Nomination Committee are Patrice Motsepe (chairman), Lord Robin Renwick and Nolitha Fakude.

Remuneration Committee

The Remuneration Committee meets at least once a year and comprises three independent non-executive directors. The primary purpose of the Remuneration Committee is to ensure that our directors and senior executives are fairly rewarded for their individual contributions to Harmony’s overall performance. The remuneration of senior executive members of Harmony are set by a committee of Board members who have no personal interest in the outcomes of their decisions and who will give due regard to the interests of the shareholders and to the company’s financial and commercial health. The Remuneration Committee’s primary objective is to monitor and strengthen the objectivity and credibility of Harmony directors’ and senior executive’s remuneration system and to make recommendations to the Board on remuneration packages.

The committee meets whenever necessary to make recommendations relating to the remuneration of senior executives and executive directors. A formal meeting was held during the first quarter of the 2004/2005 financial year. The Remuneration Committee Charter, which sets out the objectives, role, responsibilities, authority, membership and meeting requirements of the committee, is adhered to by all the members and a copy can be obtained from Harmony’s website.

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

The non-executive members of the Investment Committee are Cedric Savage (chairman), Frank Abbott, Dr Simo Lushaba and Mike Pleming.

Sustainable Development Committee

The Health, Safety and Environmental Audit Committee has been renamed the Sustainable Development Committee during the course of 2004. This committee monitors health, safety, social, HIV/AIDS and environmental performance and ensures that Harmony remains a committed socially responsible corporate citizen. Its main duties are:

•	to develop the framework, policies and guidelines for safety, health, social, HIV/AIDS and environmental management;

•	to review the policies and performance of the company, its divisions and its managed subsidiaries and the progressive implementation of its policies;

•	to encourage independently managed subsidiaries, associates and significant investments to develop policies, guidelines and practices congruent with our safety, health, social, HIV/AIDS and environmental policies;

•	to monitor key indicators on accidents and incidents and, where appropriate, ensure that they are communicated to other companies managed by or associated with the company;

•	to consider material national and international regulatory and technical developments in the fields of safety, health, social, HIV/AIDS and environmental management; and

•	to facilitate participation, co-operation and consultation on safety, health, social, HIV/AIDS and environmental matters with government, industry, national and international organizations and institutions.

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

The responsibilities and duties of the Employment Equity Committee include:

•	ensuring that a sustainable organizational culture, structures and processes are in place that will support the development of employees and to optimize their potential, in line with the Company’s needs and requirements;

•	auditing, monitoring and reviewing the development and progress of these employees;

•	addressing inequalities that may exist in staff profiles and organizational practices;

•	reviewing and monitoring whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers within Harmony.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

During fiscal 2004, the aggregate compensation paid or payable to the directors and members of senior management of Harmony as a group was approximately R25.8 million ($3.74 million) in base salary and R22.8 million ($3.31 million) in profit sharing. Harmony paid salaries in fiscal 2004 to B. Swanepoel, F. Abbott, F. Dippenaar and T. Grobicki of approximately R2 million ($0.29 million), R1.2 million ($0.17 million), R1.2 million ($0.17 million) and R2.6 million ($0.38 million), respectively. Harmony paid bonuses in fiscal 2004 to Mr. Swanepoel, Mr. Abbott, Mr. Dippenaar and Mr. Grobicki, of approximately R3.0 million ($0.4 million), R2.0 million ($0.2 million), R2.0 million ($0.2 million) and R2.0 million ($0.2 million), respectively. These bonuses represent the third yearly installment of the bonuses awarded to each of these directors during 2002. The aggregate compensation paid or payable during fiscal 2004 to the non-executive directors of Harmony as a group was approximately R0.9 million ($0.13 million) in directors’ fees.

Directors Terms of Employment

No Harmony director has a service contract with Harmony or any of its subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.

The terms of employment by Harmony of the executive directors continue until terminated by reaching the mandatory retirement age of 63 or on service of 30 days’ notice by either the employee or Harmony. Each of our executive directors participates in the Harmony share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved. They have all waived their rights to directors’ fees.

The executive directors also benefit from pension contributions, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by Harmony and its subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately R1.1 million ($0.16 million). The non-executive directors are entitled to fees as agreed at Harmony’s annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony’s behalf and remuneration for other services, such as serving on committees. Currently, each non-executive director is entitled to R25,000 per quarter. It was agreed at a Remuneration Committee meeting held on July 30, 2004 that non-executive directors will receive an additional daily fee of R4,000 for any services provided over and above their normal duties as non-executive directors, subject to shareholders’ approval.

The terms of employment of the non-executive directors are not set out in any written agreements.

Share options exercised by those executive directors who were with Harmony during the entire fiscal 2004 are detailed in the table below:

		Average
	Number of	option
	options	exercise price
Name	exercised	(Rand)
Bernard Swanepoel	13,350	114
Frank Abbott	0	0
Ferdi Dippenaar	56,700	102.70
Ted Grobicki	0	0

At June 30, 2004, Harmony’s directors and senior management held the following share options, totalling less than 1% of Harmony’s share capital:

	Number of	Average	Expiration
	Options	Strike Price	Dates
Z Swanepoel	128,800	49.60	2011
F Abbott	73,400	49.60	2011
F Dippenaar	36,700	49.60	2011
T Grobicki	20,000	22.90	2008
	87,400	49.60	2011
	49.60	2008	2011
B Atkinson	36,700	49.60	2011
G Briggs	47,200	49.60	2011
P Pienaar	—	—	—
P Kotze	20,000	35.40	2010
	100,100	49.60	2011
F Sullivan	36,700	49.60	2011
M J Swanepoel	10,000	27.20	2010
	15,600	49.60	2011
A Van Vuuren	20,000	27.20	2010
	33,400	49.60	2011
Y Jardien	45,000	91.60	2013
T Jonkheid	45,000	91.60	2013
M Madhi	90,000	91.60	2013
J Mathebula	45,000	91.60	2013
D Mostert	18,000	49.60	2011

Share Ownership

The following sets forth, as at June 30, 2004 and at September 29, 2004, the total amount of ordinary shares directly or indirectly owned by the directors and senior management of Harmony. The directors and senior management of Harmony do not own any preference shares.

	Ordinary			Ordinary
	Number			Number
	Shares as at			Shares as at
	June 30,			September 29,
Holder	2004	Percentage		2004	Percentage
Directors
Non-executive
P. Motsepe**	—	—		—	—
F. Abbott	—	—		—	—
N. Fakude	—	—		—	—
Dr S. Lushaba	—	—		—	—
R Menell	800		*	800		*
M Motloba	—	—		—	—
Dr M Nkosi	—	—		—	—
M. Pleming	—	—		—	—
Lord Renwick of Clifton	5,105		*	5,105		*
C. Savage	—	—		—	—

	Ordinary			Ordinary
	Number			Number
	Shares as at			Shares as at
	June 30,			September 29,
Holder	2004	Percentage		2004	Percentage
Executive
B. Swanepoel	—	—		10,000		*
F. Dippenaar
M. Gule	—	—		—	—
N. Qangule	—	—		—	—
T. Grobicki	29,388		*	29,388		*
Total Directors (15 persons)	35,293		*	45,293		*
Senior Management
B. Atkinson	—	—		—	—
G. Briggs	—	—		—	—
D. Schutte	—	—		500		*
Y. Jardien	—	—		—	—
T. Jonkheid	—	—		—	—
P. Kotze	—	—		—	—
M. Madhi	—	—		—	—
J. Mathebula	—	—		—	—
A. Matube	—	—		—	—
D. Mostert	—	—		—	—
P. Steenkamp
F. Sullivan	—	—		—	—
MJ. Swanepoel	—	—		—	—
A. van Vuuren	—	—		—	—
Total Senior Management (14 persons)	—	—		500		*
Total Directors and Senior Management	35,293		*	45,793		*

*	Indicates beneficial ownership of less than 1% of the relevant class of securities.

**	The 14 percent indirect shareholding held by P Motsepe was transferred to ARM in accordance with the ARM transaction in April 2004.

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

Subsequent to the 2004 fiscal year end, further share options have been granted. On August 11, 2004, options over 4,411,149 shares (representing less than 1% of Harmony’s share capital as of September 29, 2004) were reserved for issuance to management to Harmony and 12,908,311 to the broad-based Employee Share Option Plan.

EMPLOYEES

General

The South African underground gold mining industry is very labor-intensive. The Australian gold mining industry involves more mechanized mining, which is less labor intensive. The following table lists the total number of employees at each of Harmony’s operations, together with people working at Harmony’s operations but employed by outside contractors, at June 30 of the past three fiscal years:

	Harmony employees at June 30,					Outside contractors at June 30,
	2004	2003		2002		2004	2003	2002
South Africa
Elandskraal	6,213	6,611		7,559		24	490	210
Free State (old)	10,974	12,317		12,644		69	686	713
Free Gold[1]	17,975	8,573	[1,2]	6,867	[1]	84	839	—
Evander	7,344	6,770		7,384		15	1,425	1,257
Randfontein	6,756	7,154		7,455		92	589	740
Kalgold	188	229		222		—	282	250
ARMgold	4,746	—		—		75	—	—
Avgold	534	—		—		—	—	—
Other	667	12		20		—	—	—
Australia	516	255		309		512	309	1,878
Canada
Bissett	—	6		6		—	—

Total	55,913	41,927		42,466		871	4,945	5,048

[1] This represents Harmony’s 50 percent interest in the Free Gold Joint Venture.

[2] This includes St Helena’s employees.

[3] This includes Papua New Guinea’s employees.

Unionized Labor

Approximately 81% to 87%, depending on the region, of Harmony’s labor force in South Africa is unionized, with the major portion of the workforce being members of the National Union of Mineworkers, or the NUM. Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

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

Harmony has been restructuring its operations, mainly as a result of the external economic factors, and has been working with the unions over the past two years as part of the restructuring process. An agreement was entered into in the first half of 2004 with all unions on principles that are meant to guide the retrenchment process. The agreement was the first of its kind in the gold mining industry. The principles agreed included the following:

•	Reskilling, retraining and redeployment of surplus employees for alternative vacant positions that may exist at a particular operation or other Harmony operations.

•	Implementation of CONOPS (described below) to create additional job opportunities.

•	Transferring surplus or redundant employees to other Harmony operations that have placement opportunities.

•	Opening up voluntary retrenchment to minimize the impact of restructuring and/or closure of shafts/mines.

•	Replacing contractors, who are involved in non-specialized work, with Harmony employees.

In addition, Harmony has concluded a “social plan” agreement which establishes a trust available for employees, valued at Rand 21 million, that may be affected by the restructuring process, whether by retrenchment or otherwise.

Harmony also entered into other agreements aimed at various human resource issues, including equalizing the terms and conditions of employment, which had been disparate throughout Harmony’s operations due to Harmony’s strategy of growth through acquisition.

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

On May 8, 2002, 170 members of Kalgold’s NUM branch initiated a strike in connection with the negotiations that resulted in the Kalgold wage agreement described above. Mining at Kalgold by non-striking workers and contractors continued during this strike, which was resolved on May 31, 2002 and resulted in the one-year wage agreement described above. This strike did not materially affect Kalgold’s results for fiscal 2002.

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

Harmony experienced no significant strikes in fiscal 2003. Following a protected strike that lasted from February 12, 2004 to February 16, 2004, Harmony and the National Union of Mineworkers (“NUM”) reached an agreement on annual wage increases. NUM accepted the Company’s proposal and these employees have now been included in the bi-annual wage agreement, which will be renegotiated in July 2005.

Harmony continues to work to improve workplace relationships, have effective domestic dispute settlement arrangements and through the establishment of a statutory body, the Commission for Conciliation, Mediation and Arbitration.

Share Option Scheme

As of June 30, 2004, options for Harmony employees to acquire 5,855,300 Ordinary Shares were outstanding. A total of 539,150 of these options had been issued under Harmony’s employee share option scheme established in 1994, or the 1994 Share Option Scheme, which was in effect prior to November 16, 2001. A total of 5,316,150 of these options had been issued under Harmony’s employee share option scheme established in 2001, or the 2001 Share Option Scheme, which came into effect on November 16, 2001. On November 14, 2003, Harmony’s shareholders approved the 2003 Share Option Scheme. At fiscal 2004 year end, no options were issued under the 2003 Share Option Scheme.

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

The aggregate number of unissued shares that may be used for the 2003 Share Option Scheme shall not exceed 23,234,960 shares, which represents approximately seven percent of the issued share capital of the Company as at September 29, 2004. Shares which are the subject of lapsed or terminated options and shares which are the subject of options which have been exercised by participants who are no longer employees shall not he regarded as being reserved for the 2003 Share Option Scheme. Shareholder approval was obtained on November 14, 2003 and subsequent remuneration committee approval was obtained on August 11, 2004 for 12,908,311 options (approximately 5% of Harmony’s issued share capital) to be reserved for a broad-based Employee Share Option Program. Negotiations are currently underway with the relevant unions representing our workers with regards to the detail of the proposed program.

Under the 1994 Share Option Scheme, the 2001 Share Option Scheme and the 2003 Share Option Scheme, the exercise price of each option granted is set at the closing market price of Harmony’s Ordinary Shares on the JSE on the day before the date of grant. Each option remains open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme. Each option may normally only be exercised by a participant on the following bases: (i) after 12 months have elapsed from the date on which the option was granted, in respect of not more than one third of the shares which are the subject of that option; (ii) after 24 months have elapsed from the date on which the option was granted, in respect of not more than two thirds of the shares which are the subject of that option; and (iii) after 36 months have elapsed from the date on which the option was granted, in respect of all the shares which are the subject of that option, or at such time or times over a period of more than 3 years from the date on which the option was granted as the Board of directors of the Issuer (the “Board”) may have determined and notified in writing to the participant when the option was granted to the participant. The ordinary shares in respect of which each option is exercised: (i) will be fully paid; (ii) will rank pari passu with existing issued shares; (iii) will be allotted and issued by the Board within 14 days after the exercise of the option; and (iv) will be issued to the participant to whom the option was granted as the beneficial owner thereof and a certificate will be issued therefore. The Board will procure that a listing is applied therefore on the stock exchanges on which Harmony’s shares are listed and quoted.

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

On July 15, 2003, Harmony announced the acquisition of 77,540,830 ordinary shares (11.5%) in Avgold Limited from Anglo South Africa Capital (Proprietary) Limited in exchange for the issue to Anglo South Africa of a renounceable letter of allocation representing the right to the allotment and issue of 6,960,964 new ordinary shares in Harmony, comprising 3.8% of the then issued share capital of Harmony. A further 1,685,537.00 ordinary shares were issued to Anglo South Africa in terms of the agreement with Anglo South Africa, which provided that should the Company make an offer to acquire the other Avgold shareholders’ interest, the consideration payable to Anglo South Africa will be adjusted to reflect the amounts paid to the other Avgold shareholders. On May 3, 2004, Harmony issued 28,630,526 ordinary shares to ARM Limited in exchange for Avgold shares to acquire a 42.2% holding in Avgold. A further 31,888,830 ordinary shares were issued on May 17, 2004 and May 20, 2004 to acquire the shareholding of the Avgold minorities. In terms of the agreement entered into with Anglo Gold in 2003, Harmony was obliged to issue a further 1,685,537 to Anglo SA as a top-up to the original amount of shares issued.

On September 11, 2003, Harmony issued 63,666,672 ordinary shares at R111.20 in exchange for ARMgold shares to acquire the entire shareholding in ARMgold.

To the knowledge of Harmony, a list of the individuals and organizations holding, directly or indirectly, 3% or more of its issued share capital as of Sept 29, 2004 is set forth below.

	Amount owned
	(number of shares)	Percent
Holder Percent of class	Millions	of class
The Bank of New York[1]	123,036,514	38.36
ARM Limited[2]	63,632,922	19.8
Allan Gray and Funds	34,742,929	10.83
JP Morgan Chase Bank[3]	24,505,753	7.64

[1]	Depository with respect to the ADRs held on the U.S. register.

[2]	Patrice Motsepe has an indirect holding in ARM Limited.

[3]	Depository with respect to Harmony’s International Depository Shares.

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

Harmony’s largest shareholder up to the end of April, 2004, holding approximately 14% of the new company since the ARMgold merger was African Rainbow Mineral and Exploration Investments (Pty) Ltd (ARMI), represented by Patrice Motsepe, a non-executive director of Harmony. In terms of the transaction with ARM Limited, these shares were sold to ARM Limited. ARM Limited currently holds 19.84% of Harmony’s shares. Patrice Motsepe, Bernard Swanepoel, Frank Abbott and Rick Menell are directors of ARM Limited.

Harmony’s cross-shareholding in ARM has been diluted in the past year following a range of transactions to restructure ARM among Harmony, ARM and African Rainbow Minerals & Exploration Investments (Pty) Limited, or ARMI. ARMI is represented by Patrice Motsepe, a non-executive director of Harmony and executive chairman of ARM. The reorganization principally involved the sale to ARM of (i) ARMI’s holding of 35,002,396 shares in Harmony; (ii) all of the issued shares in ARM Platinum, now a subsidiary of ARM; and (iii) the sale of ARMI’s interest in certain loans to ARM Mining Consortium Limited. As a result, Harmony’s interest in ARM has been diluted from 34.5% to 19.84%. In addition, in May 2004, Harmony issued 28,630,526 ordinary shares to ARM in exchange for Avgold shares to acquire a 42.2% holding in Avgold, formerly a subsidiary of ARM. A further 31,888,830 ordinary shares were issued to ARM on May 17, 2004 and May 20, 2004 to acquire the shareholding of the Avgold minorities (the “Avgold Exchange”) and Avgold is now a wholly-owned subsidiary of Harmony.

Also as part of the reorganization transactions, ARM acquired the Kalplats platinum discovery and associated mineral rights from Kalgold, a subsidiary of Harmony (the “Kalplats Acquisition”). Kalgold has renounced its rights to the 2,000,000 ARM shares it received in the acquisition in favor of Harmony. Harmony holds a 19% stake in ARM.

With respect to ARM, ARMI and Harmony have entered into a voting agreement whereby ARMI has the power and authority to exercise all of the voting rights attaching to Harmony’s ARM shares (excluding certain resolutions which, if approved, would result in a disposal of Harmony’s ARM shares) and to appoint itself as proxy in respect thereof at general and other meetings of ARM. Harmony’s ARM shares (which will be held either through Clidet No.454 (Proprietary) Limited (Clidet) or directly) may not during a 3 year lock-up period (or such shorter period as when Harmony holds “new order rights” as defined in the South African Mineral and Petroleum Resources Development Act, 2002) be transferred or, subject to an existing pledge and certain conditions, encumbered, by Clidet or Harmony. In order to ensure that ARMI continues to own (directly or indirectly), together with Harmony’s ARM shares, that number of ARM shares which constitute more than 50.0% of ARM’s issued share capital, ARMI may not during the lock-up period transfer any of its ARM shares which are required to make up that number and will during the lock-up period ensure that more than 50.0% of its own share capital is owned and controlled by Historically Disadvantaged South Africans (as contemplated in the South African Mining Charter).

At the end of the lock-up period and for a period of five years thereafter, ARMI has a right of first refusal to purchase all of Harmony’s ARM shares then owned by Clidet or Harmony. If Clidet or Harmony wishes to transfer any of such remaining shares to any person other than ARMI, in a transaction on the JSE, it shall first offer to sell the remaining shares in question to ARMI in accordance with the provisions of the ARM voting agreement. If Clidet or Harmony wishes to sell any of the remaining shares otherwise than under a third party transaction in accordance with such provisions, it shall first offer to sell the shares in question to ARMI in accordance with the provisions of the ARM voting agreement.

In accordance with JSE listings requirements, neither Harmony nor ARMI voted its shares in ARM on the shareholder resolutions to approve the Avgold Exchange or the Kalplats Acquisition.

The Company has, with effect from September 2003, acquired several companies owned by ARMI. These companies had competitive contractual arrangements with ARMgold for the provision of services and supplies related to ARMgold’s business which were entered into before the ARMgold merger. These companies have continued to provide services and supplies to the merged company.

Certain of ARMI’s subsidiaries and community development companies established for the benefit of the 60,000 community residents living near the ARM Mining Consortium/Anglo Platinum Joint Venture mine received non-interest bearing loans from ARMgold prior to the ARMgold merger in the aggregate amount of R37 million. No interest was charged due to ARMgold’s long-term commitments and contribution to upliftment and empowerment, for which ARMgold has received recognition and credit. These loans have been repaid in full.

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

Pieter Taljaard, Andre Wilkens and Michael King all held shares directly in ARMgold. Following the merger with ARMgold, these shares were converted to Harmony shares. All three these directors resigned as directors of Harmony following the transaction with ARM Limited. See Item 4 “Business- South African Operations”.

None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currently or has been at any time during the past three fiscal years indebted to Harmony.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS

Please refer to Item 18. “Financial Statements” of this annual report.

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

On April 15, 2002, Wadethru Securities (Pty) Ltd (“Megamore”) brought an action against Harmony in the High Court in South Africa. Megamore has claimed damages totaling R69,403,299 for various claims relating to a Vamping Agreement and a Sale Agreement in respect of Brand 2 Shaft.

Megamore is currently in liquidation and the appointed liquidator will decide whether or not to proceed with this claim. Harmony has prepared a response to each claim to facilitate the liquidator’s ability to make a decision. Harmony does not believe the Megamore claims have merit, although there is no guarantee that the liquidator will agree not to proceed with the claim.

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

Dividends and Dividend Policy

Harmony has paid interim and final dividends on its ordinary shares in 2002, 2003 and 2004. In each of the last three fiscal years, an interim dividend was declared by the Board for the first six months of the fiscal year and paid during the third quarter of the fiscal year. The final dividend for fiscal 2003 was declared on July 30, 2004 and, accordingly, will be recorded in Harmony’s financial statements for fiscal 2004. The holders of Harmony’s redeemable convertible preference shares, or the preference shares (none of which are currently outstanding), were not entitled to receive dividends out of Harmony’s profits or to participate in any other distribution to the shareholders of Harmony. For information on Harmony’s accounting policy relating to dividends, see note 2(u) to the consolidated financial statements.

The following table sets forth the dividends announced and paid in respect of Harmony ordinary shares for the periods indicated.

Total net dividends
per ordinary share
(ZAR cents)
Interim Dividend December 31, 2001	75
Final Dividend June 30, 2002	425
Interim Dividend December 31, 2002	125
Final Dividend June 30, 2003	150
Interim Dividend December 31, 2003	40
Final Dividend June 30, 2004	30

South African law was relaxed to permit the distribution of a company’s equity as a dividend, provided that the necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of accumulated profits or other distributable reserves. Previously under South African law, a company’s equity could not be distributed as a dividend. Cash dividends paid by Harmony will not bear any interest payable by Harmony. The amount of dividends, if any, paid in the future will depend on Harmony’s results of operations, financial condition, cash requirements and other factors deemed relevant by the Board.

Recent Developments

On July 7, 2004, Bendigo announced that it raised A$100 million in a capital raising exercise and subsequently issued additional shares in a employee share purchase plan. As a result, Harmony’s shareholding in Bendigo was diluted from 31.8% to its current 11.63% stake. Bendigo is no longer classified as an investment in an associate.

Item 9. The Offer and Listing

MARKETS

The principal non-United States trading market for the ordinary shares of Harmony is the JSE, on which the Harmony ordinary shares trade under the symbol “HAR.” The ordinary shares of Harmony are also listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange and are listed on the Premier March of Euronext Paris. Harmony’s International Depository Shares are listed on Euronext Brussels. From October 1996 to November 26, 2002, Harmony’s ADSs traded in the United States on the Nasdaq Stock Market under the trading symbol “HGMCY.” Since November 27, 2002, Harmony’s ADSs have traded on the New York Stock Exchange under the trading symbol “HMY.” The ADRs representing the ADSs are issued by The Bank of New York, as depository bank.

OFFERING AND LISTING DETAILS

The high and low sales prices in Rand for Harmony’s ordinary shares and warrants on the JSE for the periods indicated were as follows:

	Harmony ordinary shares		Harmony warrants[1]
	(Rand per ordinary share)		(Rand per warrant)
	High	Low	High	Low
Fiscal year ended June 30, 2002
First Quarter	49.00	38.70	14.75	11.00
Second Quarter	97.00	48.80	49.00	13.30
Third Quarter	129.00	72.00	89.00	29.90
Fourth Quarter	186.80	116.40	140.00	73.00
Full Year	186.80	38.70	140.00	11.00
Fiscal year ended June 30, 2003
First Quarter	179.90	106.00	135.00	68.10
Second Quarter	161.45	116.90	124.00	76.00
Third Quarter	154.00	90.00	56.21	56.21
Fourth Quarter	115.20	73.44	59.33	57.08
Full Year	179.90	73.44	135.00	56.21
Fiscal year ended June 30, 2004
First Quarter	117.20	84.00
Second Quarter	108.50	92.48
Third Quarter	122.51	95.76
Fourth Quarter	97.25	61.00
Full Year	122.51	61.00
Month of
June 2004	76.10	61.00
July 2004	69.00	58.50
August 2004	83.97	65.94
September 2004[1]	87.50	74.66

[1]	September 2004 High/Low values based on share prices to 29 September 2004.

[2]	Warrants expired as of June 30, 2003.

The high and low sales prices in U.S. dollars for Harmony’s ADRs for the periods indicated, as reported the New York Stock Exchange since that date, were as follows:

	Harmony ADRs
	($ per ADR)
	High	Low
Fiscal year ended June 30, 2002
First Quarter	5.69	4.50
Second Quarter	5.16	3.47
Third Quarter	5.66	3.88
Fourth Quarter	6.50	4.50
Full Year	6.50	3.47
Fiscal year ended June 30, 2003
First Quarter	17.27	9.98
Second Quarter	18.45	11.62
Third Quarter	18.47	11.08
Fourth Quarter	14.90	10.14
Full Year	18.47	9.98
Fiscal year ended June 30, 2004
First Quarter	15.95	10.90
Second Quarter	16.75	13.10
Third Quarter	17.80	13.90
Fourth Quarter	15.62	9.25
Full Year	17.80	9.25
Month of
June 2004	12.13	9.25
July 2004	9.75	11.31
August 2004	13.05	10.41
September 2004 (as of September 27)	13.40	11.38

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

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

This section summarizes certain material provisions of Harmony’s Memorandum and Articles of Association, the Companies Act and the JSE listings requirements, each as currently in effect. These descriptions do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those sources. Directions on how to obtain a complete copy of Harmony’s Articles of Association are provided under “ – Documents on Display” below.

General

Harmony is a public company with limited liability, and is registered under the Companies Act with the Registrar of Companies, Department of Trade and Industry under Registration number 1950/038232/06. Harmony is governed by its Memorandum of Association and Articles of Association, the provisions of the Companies Act and the JSE Listings Requirements. Harmony’s operations are also subject to various laws and regulations, including those described in Item 4. “Information on the Company Regulation.”

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

Share Capital

As of June 30, 2004, the issued share capital of Harmony consisted of a total of Rand 160,370,788, divided into 320,741,577 ordinary shares with a par value of Rand 0.50 each. As of September 30, 2004, the issued share capital of Harmony consisted of Rand 160,409,869.50, divided into 320,819,739 ordinary shares with a par value of Rand 0.50 each. At the annual general meeting held on September 1, 2003, Harmony authorized share capital was increased from 250,000,000 ordinary shares with a par value of Rand 0.50 each to 350,000,000 ordinary shares with a par value of 0.50 each. The terms of the ordinary shares are described in “ – Description of Ordinary Shares” below.

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

MATERIAL CONTRACTS

Harmony enters into material contracts in connection with its business, as described in Item 4. “Information on the Company – Business” and in connection with financing arrangements, as described in Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources.

EXCHANGE CONTROLS

Introduction

The following is a general outline of South African exchange controls. Investors should consult a professional adviser as to the exchange control implications of their particular investments.

The Republic of South Africa’s exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and between residents and nonresidents of the Common Monetary Area are subject to these exchange control regulations, which are enforced by the SARB.

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

Sale of Shares

Under present South African exchange control regulations, the ordinary shares and ADSs of Harmony are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words “non-resident.”

Dividends

Although payments to non-South African residents are subject to SARB approval, in practice, dividends are freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB. “Affected persons” must apply for SARB approval, for the remittance of dividends offshore, if such companies have made use of local borrowing facilities.

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

CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS

The discussion in this section is based on current law. Changes in the law may alter the tax treatment of Harmony’s ordinary shares or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Harmony’s ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of and who do not carry on business in South Africa, and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). Harmony recommends that you consult your own tax advisor about the consequences of holding Harmony’s ordinary shares or ADSs, as applicable, in your particular situation.

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

If you are not a U.S. holder, or a non-U.S. holder, the discussion below under “– Non-U.S. Holders” will apply to you.

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

To the extent that you incur South African stamp duty, MST or uncertified securities tax in connection with a transfer or withdrawal of ordinary shares as described under “ – Certain South African Tax Considerations – Stamp Duty on the Shares” above, such stamp duty, MST or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.

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

Foreign Currency Sensitivity

In the ordinary course of business, Harmony enters into transactions denominated in foreign currencies (primarily US dollars and Australian dollars). In addition, Harmony has investments and liabilities in US dollars, Canadian dollars, GB pounds and Australian dollars. As a result, Harmony is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony does not generally hedge its exposure to foreign currency exchange rates. In December 2001 however, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the U.S. dollar, Harmony entered into Rand-U.S. dollar currency forward exchange contracts intended to preserve the revenues from the Free State operations’ estimated production for calendar 2002. Harmony fixed the Rand-US dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per U.S. dollar. Harmony’s objective in this hedging activity was to protect these revenues against the risk of the Rand strengthening against the US dollar, as the gold price is US dollar denominated and the costs of the Free State operations are generally Rand-denominated. These currency forward exchange contracts expired on December 31, 2002 and Harmony did not renew these contracts.

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

Harmony’s liability subject to risk of foreign currency exchange rate fluctuations amounted to $9 million at June 30, 2004 as well as at present. This amount reflects Harmony’s only foreign-currency denominated borrowing, which is US dollar denominated debt from BAE Systems plc. See Item 5. “Operating and Financial Review and Prospects – Credit Facilities and Other Borrowings – Outstanding Credit Facilities and Other Borrowings.” Based on an exchange rate of Rand 6.23 per US$1.00 (which was the average exchange rate for the fiscal year ended June 30, 2004), a hypothetical 10% appreciation of the Rand against the US dollar would have had an estimated $0.03 million positive impact on Harmony’s annual income before tax and a hypothetical 10% devaluation of the

Rand against the US dollar would have had an estimated $0.03 million negative impact on Harmony’s annual income before tax. Harmony’s revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate because gold is generally sold throughout the world in US dollars, but most of Harmony’s operating costs are incurred in Rand. Appreciation of the Rand against the US dollar increases working costs at Harmony’s South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from Harmony’s South African operations. See Item 3. “Key Information – Exchange Rates” and Item 3. “Key Information – Risk Factors – Because most of Harmony’s production costs are in Rand, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”

Commodity Price Sensitivity

General

The market price of gold has a significant effect on the results of operations of Harmony, the ability of Harmony to pay dividends and undertake capital expenditures, and the market prices of Harmony’s ordinary shares.

Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Harmony does not have any control. See Item 3. “Key Information – Risk Factors – The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.” The aggregate effect of these factors, all of which are beyond the control of Harmony, is impossible for Harmony to predict.

Harmony’s Hedge Policy

As a general rule Harmony sells its gold production at market prices. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. For more detailed information on Harmony’s hedge policy, see Item 4. “Information on the Company – Business – Hedge Policy.”

In recent years, there have been two instances in which Harmony has made use of gold price hedges: Harmony’s forward sale of a portion of the production at Bissett at a set gold price and put options relating to 1 million ounces of Harmony’s production at Elandskraal. Both of these hedges were entered into in order to secure loan facilities and have since been closed out. A significant proportion of the production at Randfontein was hedged when acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.

In addition, a substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony engaged in a process to reduce the New Hampton and Hill 50 hedge books. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50). These hedge positions were classified as normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to the agreed-upon prices. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations again, in which these hedge agreements were classified as speculative contracts. The mark-to-market movements on these contracts are reflected in the income statement. Harmony has reduced the remaining hedge positions of the Australian operations by primarily closing out the remainder of these hedge agreements. The resulting hedge portfolio, as of June 30, 2004, covered 495,000 ounces over a five-year period at an average strike price of A$518 per ounce (US$393 per ounce at an exchange rate of A$0.6894 per US$1.00).

Commodity Sales Agreements

Harmony’s commodity sales agreements by type of agreement as of June 30, 2004 are set forth below.

	Maturity – Scheduled for Delivery in Fiscal Year					Mark-to- market
	2006	2007	2008	2009	Total	$000
FORWARD SALES AGREEMENTS
Ounces	108,000	147,000	100,000	100,000	455,000	(39,969)
A$/ounce.	510	515	518	518	515
CALLS CONTRACTS SOLD
Ounces	40,000	—	—	—	40,000	(1,849)
A$/ounce	552	—	—	—	552

Total	148,000	147,000	100,000	100,000	495,000	(41,818)

For accounting purposes, Harmony’s commodity sales agreements do not meet the hedge accounting criteria. The mark-to-market values of these agreements were determined at specific points in time based on independent valuations, using present value methods or standard option value methods with assumptions about commodity prices based on those observed in the gold market. For the determination as of June 30, 2004, a gold price of US$393.00 million (A$571.00) per ounce was used, together with exchange rates of US$0.6894 per A$1.00 and prevailing market interest rates and volatilities. These values are estimates that involve uncertainties and cannot be determined with precision.

Sensitivity Analysis

A sensitivity analysis of the mark-to-market valuations of Harmony’s commodity sales agreements as of June 30, 2004 is set forth below.

	Gold spot price at June 30, 2004
Sensitivity to $ gold spot price	$30	$20	$10	393	($10)	($20)	($30)
Mark-to-market ($ millions)	(55)	(51)	(46)	(42)	(36)	(31)	(27)

	Weighted average interest rate at June 30, 2004
Sensitivity to Australian dollar interest rates	1.5%	1.0%	0.5%	5.39	(0.5%)	(1.0%)	(1.5%)
Mark-to-market ($ millions)	(47)	(45)	(43)	(42)	(39)	(37)	(35)

	US$/A$ exchange rates at June 30, 2004
	$1.00=
Sensitivity to $/A$ exchange rates	A$0.15	A$0.10	A$0.05	A$1.45	(A$0.05)	(A$0.10)	(A$0.15)
Mark-to-market ($ millions)	(59)	(51)	(47)	(42)	(36)	(31)	(26)

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

Realization of Harmony’s commodity sales agreements is dependent upon the counterparties performing in accordance with the terms of the relevant contracts. Harmony selects well-established financial institutions as counterparties and has used ten different counterparties for its hedging arrangements that have been converted into commodity sales agreements. These counterparties consist of local and international banks, none of which have previously failed to perform as required under Harmony’s hedging arrangements. Although Harmony does not anticipate that any of the counterparties will in the future fail to perform as required under Harmony’s commodity sales agreements, Harmony’s agreements with the counterparties generally do not require the counterparties to provide collateral or other security to support financial instruments subject to credit risk, but do entitle Harmony to monitor the counterparties’ credit health in order to protect itself against exposure to the potential credit loss of the counterparties. The commodity sales agreements cover approximately 4% of Harmony’s production, individually and aggregated, over the five years for which Harmony’s commodity sales agreements exist. None of the counterparties are affiliates or related parties of Harmony.

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

Foreign Currency Sensitivity

Harmony’s revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.

Harmony however, inherited forward exchange contracts with the acquisition of Avgold. The contracts do not meet the hedging criteria and the mark-to-market movement is reflected in the income statement.

The maturity schedule of the Harmony Group’s currency contracts as at June 30, 2004 are set forth below:

	Maturity – Scheduled for Fiscal Year			Mark-to- market
	2005	2006	Total	$000
Forward Exchange Contracts
US$ million	79	40	119	47,752
Average strike ZAR/US$	9.07	9.54	9.23
(Buy US$, sell ZAR, at the agreed exchange rate)
Forward Exchange Call Contracts Sold
US$ million	79	40	119	2,383
Average strike ZAR/US$	9.07	9.54	9.23
(Sell US$, buy ZAR, at the agreed exchange rate)

Total				50,135

Sensitivity Analysis

A sensitivity analysis of the mark-to-market valuations of Harmony’s currency contracts as of June 30, 2004 is set forth below

	US$ /ZAR spot rate June 30, 2004
				$1=
Sensitivity to US $/ZAR spot rate	R0.15	R0.10	R0.05	R6.23	(R0.05)	(R0.10)	(R0.15)
Mark-to-market ($ millions)	(46.2)	(46.9)	(47.8)	(48.2)	(49.1)	(50.6)	(51.4)

	Weighted average interest rate at June 30, 2004
Sensitivity to ZAR interest rates	1.5%	1.0%	0.5%	7.88%	(0.5%)	(1.0%)	(1.5%)
Mark-to-market ($ millions)	(47.0)	(47.5)	(48.0)	(48.2)	(49.3)	(49.9)	(50.6)

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

	Gold Lease Rate Swaps Outstanding as of June 30, 2004					Mark-to- market
	2005	2006	2007	2008	2009	$000
Gold Lease Rates (receive interest at fixed rate indicated and pay at floating rate)
Ounces	585,000	400,000	225,000	125,000	25,000	1,000
Lease rate receivable	1.04%	1.04%	1.05%	1.05%	1.05%

A sensitivity analysis of the mark-to-market valuations of Harmony’s gold lease rate swaps as of June 30, 2004 is set forth below.

	Gold interest rate at June 30, 2004
Sensitivity to the gold interest rate as of June 30, 2004[1]	1.5%	1.0%	0.5%	0.34%	(0.5%)	(1.0%)	(1.5%)
Mark-to-market ($ millions)	(6)	(3)	(1)	1	4	6	9

[1]	Gold interest rate is the interest cost of borrowing gold from a central bank, payable in ounces of gold in arrears.

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

A sensitivity analysis of the mark-to-market valuations of Harmony’s interest rate swaps as of June 30, 2004 is set forth below.

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

At June 30, 2004, Harmony’s assets and liabilities included certain short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates due to their short-term nature and variable interest rate features.

At June 30, 2004, the fair value of Harmony’s U.S. dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was estimated at $9 million. Long-term loans approximate fair value as they are subject to market bond floating rates. This analysis represents the hypothetical loss in earnings for debt instruments that are sensitive to changes in interest rates and were held by Harmony as at June 30, 2004. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of LIBOR is estimated to be $0.02 million. Because Harmony’s net earnings exposure with respect to debt instruments was tied to the LIBOR rate, this hypothetical loss was modeled by calculating the 10% adverse change in the LIBOR rate, multiplied by the fair value of the respective debt instruments.

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

Auriferous: a substance that contains gold (“AU”).

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

At a general meeting held on May 7, 2004, Harmony’s shareholders approved resolutions (i) approving the creation and issuing for cash up to a maximum of 1,700 bonds convertible into new ordinary equity shares of Harmony with a principal amount of R1,000,000, comprising a maximum aggregate subscription price of R1,700,000,000, (ii) authorizing the directors of Harmony to allot and issue new ordinary shares on and subject to the terms and conditions of the convertible bonds and (iii) authorizing the directors of Harmony to allot and issue equity securities for cash on such terms and conditions as the directors may from time to time at their sole discretion deem fit, but subject to the requirements of the JSE Securities Exchange.

At a general meeting held on November 14, 2003, Harmony’s shareholders approved resolutions (i) approving the Harmony (2003) Share Option Scheme, (ii) authorizing the Board to allot and issue all or any of Harmony’s authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE (iii) authorizing Harmony to acquire from time to time such a number of its issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which Harmony’s ordinary shares may be quoted or listed. The shareholders also approved amendments to Harmony’s Articles of Association in order to comply with the JSE amended listing requirements.

At a general meeting held on September 1, 2003, Harmony’s shareholders approved resolutions (i) increasing Harmony’s authorized ordinary share capital to a total of R175,000,000 divided into 350,000,000 ordinary shares of R0.50 each, (ii) authorizing the directors to issue and allot the consideration shares to the ARMgold shareholders and (iii) to revise the directors’ authority to issue shares for cash.

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

USE OF PROCEEDS

Not applicable.

Item 15. Controls and Procedures

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. These rules refer to the controls and other procedures of the company that are designed to ensure that information required to be disclosed by the company in the reports that are filed under the Exchange Act is recorded, processed, summarized and reported within required time periods. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report and they have concluded that such controls and procedures were reasonably designed to ensure that information required to be discussed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized or reported within the time period specified in the rules and forms of the SEC.

Item 16A. Audit Committee Financial Expert

At this time Harmony does not have an individual “audit committee financial expert” as defined by the rules of the SEC. The audit committee members through their collected experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principles, overseeing the preparation, audit and evaluation of financial statements. Harmony believes that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.

Item 16B. Code of Ethics

Harmony is committed to promoting the highest standards of behavior and compliance with laws and regulations. It is further committed to integrity and fair dealing in the conduct of its business. This commitment, which is actively endorsed by Harmony’s Board of Directors, is based on a fundamental belief that business should be conducted honestly, fairly and legally. All Harmony employees are expected to share Harmony’s commitment to high moral, ethical and legal standards. Harmony’s commitment to organizational integrity has been codified in a Code of Ethics, which applies equally to all employees and other representatives of Harmony. The term “employees” is used in the broadest sense and includes: all staff with whom a service contract exists, including management, non-management, directors, contractors, consultants and temporary staff. The Code is designed to inform employees of policies in various areas.

If employees become aware of, or suspect a contravention of the Code, they are encouraged to advise their line manager or the Security Department. Should they wish to remain anonymous, they can also make use of Harmony’s “Khuluma” toll-free crime line to report the incident, which is then investigated and dealt with according to Harmony’s Disciplinary Code of Conduct. Employees must comply with all applicable laws and regulations, which relate to their activities for and on behalf of Harmony. Employees are expected to ensure that their conduct cannot be interpreted as being in contravention of applicable laws and regulations governing the operations of Harmony, in any way. Harmony does not condone any violation of the law or unethical business dealings by any employee, including any payment for, or other participation in an illegal act, such as bribery. The Code of Ethics is available on Harmony’s website at www.harmony.co.za.

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

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

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

AUDIT COMMITTEE APPROVAL

Harmony’s audit committee pre-approves every engagement by Harmony of PricewaterhouseCoopers Inc. to render audit or non-audit services. All of the services described above were approved by the audit committee.

Item 16D. Exemptions from Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer

Not applicable.

Item 17. Financial Statements

We have elected to provide financial statements for the fiscal year ended June 30, 2004 and the related information pursuant to Item 18.

Item 18. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Harmony Gold Mining Company Limited	Page
Report of the Independent Registered Public Accounting Firm	F–1
Consolidated Income Statements for the years ended June 30, 2004, 2003 and 2002	F–2
Consolidated Balance Sheets at June 30, 2004 and 2003	F–4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2004, 2003 and 2002	F–5
Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002	F–7
Notes to the Consolidated Financial Statements	F–8

ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited	Page
Report of the Independent Auditors	F–63
Income Statement for the year ended June 30, 2003 and the six month period ended June 30, 2002	F–64
Balance Sheet as at June 30, 2003	F–65
Statement of Shareholders’ Equity for the year ended June 30, 2003 and the six month period ended June 30, 2002	F–66
Statement of Cash Flows for the year ended June 30, 2003, and the six month period ended June 30, 2002	F–67
Notes to the Financial Statement	F–68

Item 19. Exhibits

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement on Form 8-A filed on November 18, 2002).

2.1	Notice to shareholders dated September 23, 2003 in respect of the Annual General Meeting held on November 14, 2003.

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004.

2.4	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.5	Form of ADR (included in Exhibit 2.4).

2.6	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.7	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.8	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.9	Shareholder Circular to Avgold shareholders dated April 8, 2004.

2.10	Shareholder Circular to Anglovaal Mining Limited’s (“ARM”) shareholders dated March 23, 2004.

2.11	Trust Deed entered into between Harmony and JPMorgan Corporate Trustee Services Limited dated May 21, 2004.

2.12	Agency Agreement between Harmony, JPMorgan Corporate Trustee Services Limited, JPMorgan Chase Bank and JPMorgan Luxembourg SA dated May 21, 2004.

2.13	Form of Global Bond.

2.14	Bond Offering Circular dated May 19, 2004.

3	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004.

4.1	Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited’s (“ARM”) holding in Harmony, ARM Platinum (Pty) Ltd (“ARMPlats”) and the African Rainbow Minerals Consortium Limited’s debt, signed on February 16, 2004.

4.2	Addendum to Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited signed on March 15, 2004.

Item 19. Exhibits

4.3	Notarial sale and subscription agreement between Kalahari Goldridge Mining Company Limited, Harmony, ARMPlats and Avmin entered into on February 16, 2004.

4.4	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (see Exhibit 3).

4.5	Harmony Share Option Scheme (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

4.6	Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 16, 2001 (incorporated by reference to Harmony’s Registration Statement on Form 20F filed on December 23, 2001).

4.7	Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 14, 2003 (see Exhibit 2.1).

4.8	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (see Exhibit 2.8).

4.14	Joint Venture Agreement between ARMgold Limited, Harmony and Clidet 383 (Proprietary) Limited, dated April 5, 2002.

4.15	Merger Agreement between ARMgold Limited and Harmony dated September 22, 2003 (incorporated by reference to Harmony’s Registration Statement on Form 20-F filed on December 17, 2003).

4.16	Sale of Business Agreement between Anglogold Limited, Clidet 383 (Pty) Ltd and Harmony Gold Mining Company Limited and ARM (Pty) Ltd in respect of the Free Gold assets entered into on December 24, 2001.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification of the chief executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the chief financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	This document is being furnished in accordance with SEC Release No. 33-8392

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

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
Johannesburg, Republic of South Africa

September 30, 2004

Harmony Gold Mining Company Limited
Consolidated Income Statements
For the years ended June 30

	2004	2003	2002
	$’000	$’000	$’000
REVENUES
Product sales	1,240,339	781,792	675,287
Interest received	28,029	21,924	11,107
Dividends received	533	341	1,296
Other income/(expenses) – net	14,155	(21,112)	9,150

	1,283,056	782,945	696,840

COSTS AND EXPENSES
Production costs	1,172,483	601,143	469,398
Deferred stripping costs	(4,119)	(1,397)	(486)
Depreciation and amortization	104,045	60,931	30,183
Impairment of assets	3,145	117,594	44,284
Employment termination and restructuring costs	31,668	5,098	8,775
Corporate expenditure	14,193	7,941	7,641
Exploration expenditure	15,810	10,980	7,065
Marketing and new business expenditure	12,533	7,839	8,741
Loss/(gain) on financial instruments	32,385	(43,154)	(8,939)
Profit on sale of other assets and listed investments	(4,910)	(59,243)	(4,524)
Profit on sale and loss on dilution of investment in associates – net	(65,097)	—	—
Profit on sale of subsidiary	(115)	—	—
Share-based compensation	7,135	1,761	9,434
Equity income of joint venture	(7,918)	(52,843)	(13,176)
Equity (profit)/loss of associated companies	(2,020)	1,233	473
Impairment of investment in associate	1,956	—	—
Interest paid	56,867	27,396	19,077
(Reversal of provision)/provision for rehabilitation costs	(10,417)	(352)	15,192
Provision for former employees’ post retirement benefits	—	503	43

	1,357,624	685,430	593,181

(LOSS)/INCOME BEFORE TAX, MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(74,568)	97,515	103,659
INCOME AND MINING TAX BENEFIT/(EXPENSE)	41,884	(25,255)	(14,368)

(LOSS)/INCOME BEFORE MINORITY INTERESTS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(32,684)	72,260	89,291
MINORITY INTERESTS	1,281	(468)	(1,575)

(LOSS)/INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(31,403)	71,792	87,716
Cumulative effect of changes in accounting principles – net of tax	—	14,770	—

NET (LOSS)/INCOME	(31,403)	86,562	87,716

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Income Statements
For the years ended June 30

	2004	2003	2002
	$’000	$’000	$’000
BASIC (LOSS)/EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(12.4)	40.3	57.1
FULLY DILUTED (LOSS)/EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(12.4)	39.3	53.1
BASIC (LOSS)/EARNINGS PER SHARE (CENTS)	(12.4)	48.6	57.1
FULLY DILUTED (LOSS)/EARNINGS PER SHARE (CENTS)	(12.4)	47.4	53.1
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	254,240,500	177,954,245	153,509,862
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE	254,240,500	182,721,629	165,217,088
DIVIDEND PER SHARE (CENTS)	26.2	56.5	6.6
(Loss)/income — before cumulative effect of changes in accounting principles	(31,403)	71,792	87,716
Cumulative effect of changes in accounting principles – net of tax	—	14,770	—

Net (loss)/income	(31,403)	86,562	87,716

Other comprehensive income/(loss)
Mark-to-market of listed and other investments	(58,280)	(60,710)	(48,909)
Mark-to-market of environmental trust funds	(64)	—	—
Mark-to-market of cash flow hedging instruments	—	(5,088)	6,189
Foreign currency translation adjustment	374,859	250,142	(122,153)

Other comprehensive income/(loss)	316,515	184,344	(67,055)

Comprehensive income	285,112	270,906	20,661

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Balance Sheets
At June 30

	2004	2003
	$’000	$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	217,022	189,040
Receivables	138,118	70,934
Inventories	84,659	75,284
Materials contained in heap leach pads	593	491
Deferred income and mining taxes	71,132	15,778

Total current assets	511,524	351,527

Property, plant and equipment	3,636,773	1,121,592
Other assets	31,838	17,792
Goodwill	32,480	—
Restricted cash	9,922	—
Investments	419,378	71,391
Investments in associates	19,908	63,782
Investment in joint ventures	—	272,754

TOTAL ASSETS	4,661,823	1,898,838

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	382,858	171,472
Income and mining taxes	9,565	17,141
Dividends payable	1,341	1,055

Total current liabilities	393,764	189,668

Long-term loans	509,195	301,572
Deferred income and mining taxes	558,812	209,628
Deferred financial liability	91,513	37,228
Provision for environmental rehabilitation	125,917	62,977
Provision for social plan	1,958	—
Provision for post retirement benefits	1,584	1,017
Commitments and contingencies (note 29)
Minority interest	—	18,408
SHAREHOLDERS’ EQUITY
Share capital – 350,000,000 (2003: 250,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 321,424,077 (2003: 185,536,615)	25,204	15,712
Additional paid-in capital	2,632,783	971,512
Retained earnings	108,029	194,437
Deferred share-based compensation	(3,624)	(11,556)
Accumulated other comprehensive income/(loss)	216,688	(91,765)

Total shareholders’ equity	2,979,080	1,078,340

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,661,823	1,898,838

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30

							Accumu-
							lated other	Deferred
	Number of			Additional			comprehen-	share based
	ordinary	Number of	Share	paid-in	Warrants	Retained	sive income/	compensa-
	shares	warrants	capital	capital	issued	earnings	(loss)	tion	Total
	issued	issued	$’000	$’000	$’000	$’000	$’000	$’000	$’000
BALANCE – JUNE 30, 2001	145,235,791	16,607,400	13,751	624,856	15,094	129,252	(209,054)	—	573,899

Net income	—	—	—	—	—	87,716	—	—	87,716
Dividends declared	—	—	—	—	—	(10,424)	—	—	(10,424)
Issue of shares
– Simane offering	222,300	—	13	954	—	—	—	—	967
– International private placement	8,500,000	—	409	109,523	—	—	—	—	109,932
Exercise of employee share options	3,998,800	—	161	9,009	—	—	—	—	9,170
Conversion of preference shares	10,958,904	—	469	38,917	—	—	—	—	39,386
Share issue expenses	—	—	—	(4,102)	—	—	—	—	(4,102)
Conversion of warrants	1,014,054	(1,014,054)	49	4,154	—	—	—	—	4,203
Expiration of listed warrants	—	(7,579,900)		15,094	(15,094)	—	—	—	—
Deferred share-based compensation	—	—	—	8,724	—	—	—	(8,724)	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	2,072	2,072
Share-based compensation	—	—	—	7,362	—	—	—	—	7,362
Mark-to-market of listed and other investments	—	—	—	—	—	—	48,909	—	48,909
Mark-to-market of cash flow hedging instruments	—	—	—	—	—	—	6,189	—	6,189
Foreign exchange translation adjustment	—	—	—	—	—	—	(122,153)	—	(122,153)

BALANCE – JUNE 30, 2002	169,929,849	8,013,446	14,852	814,491	—	206,544	(276,109)	(6,652)	753,126

Net income	—	—	—	—	—	86,562	—	—	86,562
Dividends declared	—	—	—	—	—	(98,669)	—	—	(98,669)
Issue of shares
– Public offerings	8,000,000	—	468	123,785	—	—	—	—	124,253
– Correction of Randfontein offer	114,750	—	7	479	—	—	—	—	486
Exercise of employee share options	1,846,600	—	93	6,623	—	—	—	—	6,716
Share issue expenses	—	—	—	(5,318)	—	—	—	—	(5,318)
Conversion of warrants	5,645,416	(5,645,416)	292	24,856	—	—	—	—	25,148
Deferred share-based compensation	—	—	—	8,890	—	—	—	(8,890)	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	3,986	3,986
Share-based compensation	—	—	—	(2,294)	—	—	—	—	(2,294)
Mark-to-market of listed and other investments	—	—	—	—	—	—	(60,710)	—	(60,710)
Mark-to-market of cash flow hedging instruments	—	—	—	—	—	—	(5,088)	—	(5,088)
Foreign exchange translation adjustment	—	—	—	—	—	—	250,142	—	250,142

BALANCE – JUNE 30, 2003	185,536,615	2,368,030	15,712	971,512	—	194,437	(91,765)	(11,556)	1,078,340

Net loss	—	—	—	—	—	(31,403)	—	—	(31,403)
Dividends declared	—	—	—	—	—	(55,005)	—	—	(55,005)
Issue of shares
– Acquisition of 11.5% interest in Avgold	6,960,964	—	455	83,941	—	—	—	—	84,396
– Acquisition of ARMgold	63,666,672	—	4,308	678,089	—	—	—	—	682,397
– Acquisition of 42.2% interest in Avgold	28,630,526	—	2,048	411,927	—	—	—	—	413,975
– Acquisition of Avgold minorities	33,574,367	—	2,474	482,986	—	—	—	—	485,460
Exercise of employee share options	703,800	—	51	4,401	—	—	—	—	4,452
Share issue expenses	—	—	—	(11,781)	—	—	—	—	(11,781)
Conversion of warrants	2,351,133	(2,351,133)	156	13,222	—	—	—	—	13,378
Warrants expired	—	(16,897)	—	—	—	—	—	—	—
Consolidation of share trusts	—	—	—	(7,425)	—	—	—	—	(7,425)
Deferred share-based compensation	—	—	—	(2,151)	—	—	—	797	(1,354)
Amortization of deferred share–based compensation	—	—	—	—	—	—	—	7,135	7,135
Mark-to-market of listed and other investments	—	—	—	—	—	—	(58,280)	—	(58,280)
Mark-to-market of environmental trust funds	—	—	—	—	—	—	(64)	—	(64)
Foreign exchange translation adjustment	—	—	—	—	—	—	374,859	—	374,859

BALANCE – JUNE 30, 2004	321,424,077	—	25,204	2,624,721	—	108,029	224,750	(3,624)	2,979,080

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30

The following is a reconciliation of the components of accumulated other comprehensive income/(loss) for the periods presented:

	Mark-to-market	Mark-to-market	Foreign	Accumulated
	of cash flow	of listed and	currency	other
	hedging	other	translation	comprehensive
	instruments	investments	adjustment	income/(loss)
	$’000	$’000	$’000	$’000
BALANCE – JUNE 30, 2001	(1,047)	10,862	(218,869)	(209,054)

Mark-to-market of cash flow hedging instruments	6,189	—	—	6,189
Mark-to-market of Aurion Gold Limited shares	—	48,909	—	48,909
Foreign currency translation adjustment	—	—	(122,153)	(122,153)

BALANCE – JUNE 30, 2002	5,142	59,771	(341,022)	(276,109)

Mark-to-market of cash flow hedging instruments	(5,088)	—	—	(5,088)
Mark-to-market of listed and other investments	—	(60,710)	—	(60,710)
Foreign currency translation adjustment	—	—	250,142	250,142

BALANCE – JUNE 30, 2003	54	(939)	(90,880)	(91,765)

Mark-to-market of listed and other investments	—	(58,280)	—	(58,280)
Mark-to-market of environmental trust funds	—	(64)	—	(64)
Foreign currency translation adjustment	—	—	374,859	374,859

BALANCE – JUNE 30, 2004	54	(59,283)	283,979	224,750

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Cash Flows
For the years ended June 30

	2004	2003	2002
	$’000	$’000	$’000
CASH FLOW FROM OPERATIONS
Sources of cash
Cash received from customers	1,240,339	781,792	675,287
Interest and dividends received	28,562	22,265	12,403

Cash provided by operating activities	1,268,901	804,057	687,690

Uses of cash
Cash paid to suppliers and employees	1,231,713	580,516	498,104
Interest paid	44,189	27,396	19,077
Income and mining taxes paid	83,881	43,514	8,590

Cash used in operating activities	1,359,783	651,426	525,771

NET CASH (UTILIZED)/PROVIDED BY OPERATIONS	(90,882)	152,631	161,919

CASH FLOW FROM INVESTING ACTIVITIES
Net increase in amounts invested in environmental trusts	(5,529)	(3,733)	(5,547)
Restricted cash	(8,973)	—	—
Cash held by subsidiaries on acquisition	100,872	10,770	14,485
Cash held by subsidiaries at disposal	(69)	—	—
Cash paid for Elandskraal Mines	—	—	(18,453)
Cash paid for joint venture investment and loan (repaid by)/advanced to Free Gold Company	—	21,768	(84,586)
Cash paid for Hill 50 Mines	—	—	(124,774)
Cash paid for Abelle Mines	(85,168)	(105,433)	—
Investment in Bendigo NL	—	—	(22,814)
Investment in Highland Gold	—	(7,635)	(18,104)
Investment in ARM	—	(115,442)	—
Investment in High River	—	(14,514)	—
Other direct costs of acquisition of ARMgold	(195)	—	—
Other direct costs of acquisition of Avgold	(256)	—	—
Cash received for Bissett	2,598	—	—
Loan repaid by minority interest party	—	—	7,951
Proceeds on disposal of listed investments	146,350	89,618	16,115
Increase in other non-current investments	(7,677)	(9,352)	(20,749)
Proceeds on disposal of mining assets	28,981	3,055	3,212
Additions to property, plant and equipment	(112,215)	(99,114)	(58,967)

NET CASH PROVIDED/(UTILIZED) IN INVESTING ACTIVITIES	58,719	(230,012)	(312,231)

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term borrowings raised – net	42,767	102,478	29,472
Ordinary shares issued – net of expenses	7,729	151,285	159,556
Dividends paid	(54,943)	(98,632)	(22,571)

NET CASH (UTILIZED)/GENERATED BY FINANCING ACTIVITIES	(4,447)	155,131	166,457

EFFECTS OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	64,592	21,067	(70,018)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	27,982	98,817	(53,873)
CASH AND CASH EQUIVALENTS – JULY 1	189,040	90,223	144,096

CASH AND CASH EQUIVALENTS – JUNE 30	217,022	189,040	90,223

The accompanying notes are an integral part of these consolidated financial statements

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of listed and other investments. See note 3 and note 20.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

1.	NATURE OF OPERATIONS

Harmony Gold Mining Company Limited (the “Company”) or (the “Group”) is engaged in gold mining and related activities, including exploration, extraction, processing and refining. Gold bullion, the Company’s principal product, is currently produced at its operations in South Africa and Australia and sold in South Africa (primarily to the Rand Refinery) and internationally.

2.	ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires the Company’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

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

The following are accounting policies used by the Company which, except as described in note 2(m), note 2(o) and note 2(s) below, have been consistently applied:

(b)	CONSOLIDATION:

(i)	Consolidated entities: The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, and its investments in joint ventures and associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See recent accounting pronouncements in note 2(x) and note 4.The results of any subsidiary acquired or disposed of during the year are consolidated from the effective date of acquisition and up to the effective date of disposal.

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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Investments in associates are accounted for by using the equity method of accounting based on the most recent audited financial statements. Equity accounting involves recognizing in the income statement the Group’s share of the associates’ profit or loss for the period. The Group’s interest in the associate is carried in the balance sheet at an amount that reflects the cost of the investment, the Group’s share of post acquisition earnings and other movement in reserves. The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written off in the period in which such permanent impairment is identified.

(iii)	Investment in joint ventures: A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the Group and one or more venturers under a contractual arrangement. The Group’s interest in jointly controlled entities is accounted for under the equity method as described in note 2(b)(ii) above.

(iv)	Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in intangible assets. Goodwill on acquisition of associates and joint ventures are included in the carrying value of investments in associates and joint ventures.

Goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess of the carrying value over the fair value would be charged to operations.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(c)	FOREIGN CURRENCIES:

(i)	Foreign entities: For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year-end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders’ equity, until the foreign entity is sold or disposed of when the translation differences are recognized in the income statement as part of the gain or loss on sale.

Fair value adjustments arising on the acquisition of the foreign entities are treated as assets and liabilities of the foreign entity are translated at the closing rate.

(ii)	Foreign currency transactions: Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate. These transactions are included in the determination of other income – net.

(iii)	Functional currency: The functional currency of the majority of the Group’s operations is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method are included as a separate component of shareholders’ equity.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(d)	FINANCIAL INSTRUMENTS are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy. Financial instruments carried on the balance sheet include cash and cash equivalents, money market instruments, investments, receivables, accounts payable, long-term loans, interest free loans, forward sales contracts, option contracts, interest rate swaps and gold leases.

(e)	CASH AND CASH EQUIVALENTS are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.

(f)	NON-CURRENT INVESTMENTS comprise of the following:

(i)	Listed investments: Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at fair value. These investments are classified as available-for-sale investments. Changes in the carrying amount of available-for-sale investments, are excluded from earnings and included as a separate component of shareholders’ equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders’ equity, are transferred to income/(loss) and included in the determination of the gain/(loss) on disposal of available-for-sale securities. Unrealized losses are recognized in the determination of net income/(loss) when it is determined that a significant decline in the value of the investment, other than temporary, has occurred.

(ii)	Unlisted investments are reflected at cost. If the directors are of the opinion that there has been a permanent diminution in the value of these investments they are written down, with the write down recognized as an expense in the period in which the diminution is determined to have taken place.

(g)	INVENTORIES are valued at the lower of cost and net realizable value. The Company’s inventories comprise of consumable stores, gold-in-process and ore stockpiles and are accounted for as follows:

Consumable stores are valued at average cost, after appropriate provision for redundant and slow moving items.

Gold-in-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process. Where mechanized mining is used in underground operations, gold-in-process is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made, normally from when ore is broken underground.

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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(h)	MATERIALS CONTAINED IN HEAP LEACH PADS: The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a leach plant where the gold in solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

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

(i)	RECEIVABLES: Accounts receivable are stated at the gross invoice value adjusted for payments received and an allowance for doubtful debt, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.

(j)	ACCOUNTS PAYABLE are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

(k)	HEDGING: The Company accounts for its hedging activities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 (“SFAS 133”), Accounting for Derivative instruments and Hedging Activities, as amended by Statements of Financial Accounting Standards 137, 138 and 149.

Under FAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Company’s risk management policies, do not qualify for hedge accounting. The Company does not currently hold or issue derivative financial instruments for trading or speculative purposes.

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

The Company’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

On April 30, 2004, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position (“FSP”) amending SFAS No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) to provide that certain mineral and surface use rights are considered tangible assets and that mineral and surface use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. As a result, the Company has adopted this FSP from July 1, 2003 and has reclassified all of its mineral use rights from intangible assets to property, plant and equipment in its balance sheets for all periods presented and effective July 1, 2003, ceased amortization on exploration stage mineral interests prior to the commencement of production.

The pro forma effect of adopting the new accounting principle on loss before cumulative effect of change in accounting principles, net loss, basic loss per share before change in accounting principles, fully diluted loss per share before change in accounting principles, basic loss per share and fully diluted loss per share for the year ended June 30, 2004, are as follows:

2004
$’000
Loss before cumulative effect of change in accounting principles as reported	(31,403)
Plus: Amortization of exploration stage minerals, net of deferred tax of $1.8 million	(4,107)

Pro forma loss before cumulative effect of change in accounting principles	(35,510)

Pro forma basic loss per share (cents) before cumulative effect of change in accounting principles	(14.0)
Pro forma fully diluted loss per share (cents) before cumulative effect of change in accounting principles	(14.0)
Net loss as reported	(31,403)
Plus: Amortization of exploration stage minerals – net of deferred tax of $1.8 million	(4,107)

Pro forma net loss	(35,510)

Pro forma basic loss per share (cents)	(14.0)
Pro forma fully diluted loss per share (cents)	(14.0)

(v)	Depreciation and amortization of mineral property interests, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortization related to development projects is first recognized from the date on which the development project reaches commercial production quantities. Other non-mining fixed assets are depreciated by straight line over estimated useful lives of two to five years.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(vi)	Amortization of mineral and surface use rights: Mineral rights associated with production stage mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

(vii)	Impairment: The recoverability of the carrying value of the long-term assets of the Group, which include development costs, are compared to the net book value of the assets, annually or whenever events or changes in circumstances indicate that the net book value may not be recoverable. To determine whether a long-term asset may be impaired, the estimate of future undiscounted cash flows, calculated on an area of interest basis, is compared to its carrying value. An area of interest is defined by Company as its lowest identifiable levels of cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual mine shafts are written off when a shaft is closed.

Management used the following estimates and assumptions when reviewing the long-lived assets for impairments as at June 30, 2004, 2003 and 2002, respectively:

June 30, 2004:

– A gold price of $380 per ounce at an exchange rate of R7.53 to the $1.00.

– The extraction of proven and probable reserves as per the approved mine plan.

– Working costs and capital expenditures as per the approved mine plan.

June 30, 2003:

– A gold price of $350 per ounce at an exchange rate of R8.26 to the $1.00.

– The extraction of proven and probable reserves as per the approved mine plan.

– Working costs and capital expenditures as per the approved mine plan.

June 30, 2002:

– A gold price of $295 per ounce at an exchange rate of R10.02 to the $1.00.

– The extraction of proven and probable reserves as per the approved mine plan.

– Working costs and capital expenditures as per the approved mine plan.

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

F–14

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(o)	ENVIRONMENTAL OBLIGATIONS: SFAS No. 143 , Accounting for Asset Retirement Obligations (“SFAS No. 143”) was adopted by the Company with effect from July 1, 2002.

Previously the Company accounted for rehabilitation costs and related accrued liabilities, which were based on the Company’s interpretation of current environmental and regulatory requirements, by accruing and expensing these costs over the operating lives of the individual operating mines, principally by the units-of-production method based on estimated above infrastructure proven and probable reserves. Based upon then-current environmental regulations and known rehabilitation requirements, management had included its best estimate of these obligations, on an undiscounted basis, in its rehabilitation accrual.

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

Following the adoption of SFAS No. 143, the total amount of recognized liabilities for asset retirement obligations was $44.6 million. These liabilities mainly relate to the obligations at the Company’s active mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern the Company’s operations.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(p)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(q)	PROVISIONS are recognized when information is available prior to the issuance of financial statements which indicates that it is probable that an asset has been impaired or a liability has been incurred as at the date of the financial statements and can be reasonably estimated.

(r)	DEFERRED TAXATION: The Group follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income and mining taxes are recognized for the tax consequences of temporary differences by applying expected future mining tax rates to the differences between the tax base of certain assets or liabilities and their balance sheet carrying amount. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change in tax rate occurs.

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, deferred financial liability and unredeemed capital expenditure. A valuation allowance is recorded to reduce the carrying value of deferred tax assets if it is more likely than not that such assets will not be realized.

F–15

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(s)	PENSION PLANS AND OTHER EMPLOYEE BENEFITS:

(i)	Pension plans are funded through annual contributions. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The Group’s liability is limited to its annually determined contributions.

(ii)	Medical plans: The Group provides medical cover to current employees and certain retirees through a defined benefit plan fund. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognized in the income statement. No contributions are made for employees retiring after June 30,1996. A liability for retirees and their dependants prior to this date is accrued in full based on regular actuarial valuations.

(iii)	Share-based compensation: Effective July 1, 2001, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No.123”) for all share option grants subsequent to that date. Accordingly, the Company fair values all share options granted subsequent to July 1, 2001, at the date of the option grant. The total fair value of the options granted is recorded as deferred share-based compensation as a seperate component of shareholders’ equity with a corresponding amount recorded as additional paid-in capital. The deferred share-based compensation is amortized as share-based compensation expense in the income statement over the vesting period of the respective option grant. Prior to July 1, 2001, the Company applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and its related interpretations in accounting for its employee share option plan.

The following is a summary of the pro forma effects on reported net income and earnings per share for fiscal 2004, 2003 and 2002 based on the fair value of options granted prior to July 1, 2001:

	2004	2003	2002
	$’000	$’000	$’000
(Loss)/income before cumulative effect of change in accounting principle as reported	(31,403)	71,792	87,716
Plus: Share-based compensation expense recognized	7,135	1,761	9,434
Less: Pro forma share-based compensation expense based on fair value of all awards granted	(9,446)	(4,821)	(7,096)

Pro forma (loss)/income before cumulative effect of change in accounting principle as reported	(33,714)	68,732	90,054
Pro forma basic (loss)/earnings per share before cumulative effect of change in accounting principle – cents	(13.3)	38.6	58.7
Pro forma fully diluted (loss)/earnings per share before cumulative effect of change in accounting principle – cents	(13.3)	37.6	54.5
Net (loss)/income as reported	(31,403)	86,562	87,716
Plus: Share-based compensation expense recognized	7,135	1,761	9,434
Less: Pro forma share-based compensation expense	(9,446)	(4,821)	(7,096)

Pro forma net (loss)/income	(33,714)	83,502	90,054

Pro forma basic (loss)/earnings per share – cents	(13.3)	46.9	58.7
Pro forma fully diluted (loss)/earnings per share – cents	(13.3)	45.7	54.5

F–16

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

F–17

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

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity’s net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity’s assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

In December 2003, the FASB issued a revision of FIN 46 (“FIN 46-R”), clarifying certain provisions of FIN 46. The Company adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. The Company fully adopted FIN 46-R effective June 30, 2004. The Company has completed its evaluation of FIN 46-R and has determined that it is the primary beneficiary of two variable interest entities relating to the Africa Vanguard Resources (Proprietary) Limited transaction. See Note 4.

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141 and SFAS No. 142 to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

On March 31, 2004, the FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. This did not have an impact to the Company’s financial statements since it did not change the Company’s accounting. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FSP in this regard.

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

The Committee is continuing its evaluation of mining industry accounting issues, which may have an impact on the Company’s accounting in the future.

F–18

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

3.	ACQUISITION AND DISPOSAL OF BUSINESSES

(a)	Agreement with Open Solutions (Proprietary) Limited (“Open Solutions”)

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

2002
$’000
Total purchase price	18,453
Less: Fair value of assets acquired by Harmony
Property, plant and equipment	(9,640)
Net minority interest in Elandskraal	(8,813)

Residual purchase price allocated to goodwill	—

(b)	Acquisition of interest in Bendigo Mining NL (“Bendigo”)

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

F–19

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(c)	Acquisition of Hill 50 (“Hill 50”)

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

The total bid valued Hill 50 at approximately A$233 million ($124.8 million) and was settled in cash by the Company. The acquisition of Hill 50 was accounted for as a purchase, as follows:

2002
$’000
Total purchase price	124,774
Plus: Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities	12,736
Long-term liabilities	4,580
Deferred financial liability	83,007
Deferred tax	38,875
Less: Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition	(14,485)
Inventories	(4,756)
Accounts receivable	(2,585)
Investments	(10)
Property, plant and equipment	(242,136)

Residual purchase price allocated to goodwill	—

With effect from April 1, 2002, the Company reports the New Hampton and Hill 50 operating results together within an Australian Operations segment.

(d)	Acquisition of certain assets and liabilities of the Free Gold and Joel mines (“Free Gold assets”) from AngloGold

On November 21, 2001, the Company and African Rainbow Minerals Gold Limited (ARMgold) reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. The Company and ARMgold subsequently formed the Harmony/ARMgold Freegold Joint Venture Company (Proprietary) Limited (“the Free Gold Company”) on December 11, 2001, to purchase the Free Gold assets. The Company and ARMgold each own 50% of the outstanding share capital of the Free Gold Company. The FreeGold assets are located in the Free State Province of South Africa, approximately 250 kilometers southwest of Johannesburg. The Free Gold Company was capitalized by means of capital contributions and loans in equal amounts from the Company and ARMgold.

F–20

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

(e)	Acquisition and disposal of Highland Gold Limited (“Highland Gold”)

On May 31, 2002 the Company acquired ordinary shares representing approximately 25% of the outstanding share capital of Highland Gold for a purchase price of $18.9 million. On June 28, 2002, Highland Gold issued 7.5 million additional shares to the Company for a purchase price of GBP7,500 ($11,925 at an exchange rate of $1.59 per GBP1.00), which increased the Company’s aggregate interest to approximately 32.5% of Highland Gold’s outstanding share capital. Highland Gold completed an initial public offering on the Alternative Investment Market of the London Stock Exchange during December 2002. As part of the initial public offering, the Company subscribed for 2,511,947 Highland Gold ordinary shares for a total consideration of $8 million. Following completion of the Highland Gold initial public offering, the Company’s aggregate interest in Highland Gold’s outstanding share capital was 31.7%. Highland Gold is a Jersey based company, which holds various Russian gold assets, including a operating gold mine development projects.

Harmony exercised significant influence over the financial and operating policies of Highland Gold and accounted for the investment under the equity method. On October 14, 2003, Harmony disposed of its investment in Highland Gold for $119.7 million, resulting in a profit on sale of associate of $77.6 million. See note 10.

(f)	Acquisition and disposal of High River Gold Mines Limited (“High River”)

On November 22, 2002, the Company purchased 17,074,861 shares, which approximated to 21% of the outstanding share capital of High River for a cash consideration of $14.5 million. High River is a company organized under the laws of Ontario, Canada, is listed on the Toronto Stock Exchange and holds gold mining assets in Russia, Canada and West Africa. This 21% investment was acquired at a discount of approximately 16% ($0.85 cents per share) from the 30-day weighted average share price for the 30-day period prior to the execution of the agreement with Jipangu, a Japanese investment house. The Company did not exercise significant influance over High River and classified the investment as available-for-sale. Shares issued by High River subsequent to the Company’s investment in High River has diluted the Company’s shareholding to approximately 16% of High River’s outstanding share capital.

On October 17, 2003, the Company disposed of its entire investment in High River for cash proceeds of $22.5 million, resulting in a realized profit of $3.1 million. See note 9.

F–21

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(g)	Acquisition of Abelle Limited (“Abelle”)

On February 26, 2003, the Company announced an agreement to subscribe for shares in Abelle, and following the completion of such share subscription, the intention to undertake a public takeover bid of Abelle. The share subscription comprised of 35 million ordinary Abelle shares at a price of A$0.75 per share. The Company also announced its cash takeover bid at A$0.75 per ordinary share and A$0.45 per listed warrant, and that it had entered into an irrevocable pre-bid acceptance agreement with one of Abelle’s major shareholders, Guinness Peat Group Plc, to acquire their 19.9% shareholding in Abelle. Abelle is an Australian mining company whose shares and warrants are traded on the Australian Stock Exchange. Abelle has gold mining assets in Australia and Papua New Guinea, which include a 50% interest in the Hidden Valley Project in Papua New Guinea and a 100% interest in both the Wafi project in Papua New Guinea and the Gidgee Project in Western Australia. With effect from May 1, 2003, the Company had acquired a majority shareholding in Abelle and during the period to June 30, 2003, increased its shareholding such that as at June 30, 2003, the Company had acquired 87% of the issued share capital of Abelle.

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

The offers were made by Harmony’s wholly-owned subsidiary, Harmony Gold Australia (Proprietary) Limited. All the conditions precedent and regulatory requirements were met and Harmony proceeded with the compulsory acquisition of the outstanding shares. As of June 30, 2004, Abelle was a 100% owned subsidiary of Harmony.

Abelle has been treated as a majority owned subsidiary of Harmony since the close of Harmony’s initial offer to Abelle shareholders in May 2003. The aggregate purchase consideration relating to the Company’s acquisition of a 87% interest in 2003, and the remaining minority interest in 2004, were allocated as follows:

	2004	2003
	$’000	$’000
Total purchase price	85,168	105,433
Plus: Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities	—	2,320
Deferred financial liability	—	19
Provision for environmental rehabilitation	—	1,334
Deferred tax	24,034	43,308
Less: Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition	—	(10,770)
Inventories	—	(1,224)
Accounts receivable	—	(534)
Investments	—	(632)
Property, plant and equipment	(80,115)	(154,153)
Minority interest	(29,087)	—
Minority interest in assets acquired and liabilities assumed	—	14,897

Residual purchase price allocated to goodwill	—	—

F–22

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(h)	Acquisition of African Rainbow Minerals Limited (“ARM”) (formerly Anglovaal Mining Limited) (“Avmin”)

On May 8, 2003 and May 14, 2003 the Company acquired a 17.25% interest in ARM through its 50% interest in a joint venture with ARMgold Limited, Clidet 454 (Proprietary) Limited (“Clidet”). The joint venture company purchased 27,786,362 shares in ARM from Anglo American Plc for a cash consideration of R1,209 million ($167 million) on May 8, 2003 and a further 11,003,399 shares for a cash consideration of R478 million ($63 million) on May 14, 2003, giving it a combined interest of 34.5% in the issued share capital of ARM. ARM is listed on the JSE Securities Exchange South Africa and has interests in operating gold, manganese, iron, chrome, platinum, and nickel mines in South Africa, as well as cobalt and copper mines in Zambia.

The Company equity accounted its investment in Clidet from May 8, 2003 through September 22, 2003. With the acquisition of ARMgold on September 22, 2003, the Company obtained control over the entire shareholding of Clidet, and has treated it as a subsidiary from that date (see note 3(j) below). Accordingly, the Company equity accounted its investment in ARM, directly, from September 22, 2003.

The Company continued to equity account its investment in ARM through May 3, 2004, the date on which the Company acquired ARM’s 42.2% interest in Avgold. Following the acquisition of Avgold, Harmony has classified the investment in ARM as available-for-sale. See note 3(i) below.

(i)	Acquisition of Avgold Limited (“Avgold”)

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

On November 13, 2003, the Company announced that it had reached in principle an agreement regarding the acquisition of ARM’s 42.2% interest in Avgold for a total consideration of $414.0 million. The transaction was completed on May 3, 2004, by the issuance of 28,630,526 new Harmony shares. Following the acquisition of ARM’s 42.2% interest, the Company held 53.7% of the outstanding share capital of Avgold and accounted for Avgold as a subsidiary from that date.

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

The total purchase consideration for the acquisition of ARM’s 42.2% interest, as well as the mandatory acquisition of minorities, were both measured on November 13, 2003, the date on which both these acquisitions were announced and agreed-upon, and allocated as follows:

F–23

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

2004
$’000
Shares issued	977,515
Direct costs of acquisition	257

Total purchase price	977,772
Plus: Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities	13,536
Income and mining taxes	7,003
Deferred financial liability	35,777
Provision for environmental rehabilitation	1,299
Minority interest	2,621
Less: Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition	(183)
Inventories	(6,036)
Accounts receivable	(5,510)
Investments	(5,793)
Property, plant and equipment	(1,020,486)

Residual purchase price allocated to goodwill	—

Harmony’s acquisition of Avgold from ARM, as well as the mandatory acquisition of minority shareholders, as described above, were components of a series of transactions entered into between Harmony, ARM and African Rainbow Minerals Investment (Proprietary) Limited (“ARMI”). The transactions were all indivisible and no component part thereof allowed to proceed or implemented except in conjunction with all the other component parts.

The transactions contemplated involved, amongst others, a series of acquisitions by ARM in exchange for newly-issued shares. This resulted in a dilution of Harmony’s interest in ARM from 34.5% to 19.0%, and accordingly, Harmony recorded a loss on dilution of investment in associate of $12.5 million. See note 10.

In addition, Harmony also entered into a voting pool agreement with ARMI in respect of Harmony’s remaining interest in ARM. In terms of the voting pool agreement, ARMI has the power and authority to exercise all of the voting rights attaching to Harmony’s ARM shares and to appoint itself as proxy in respect thereof at general and other meetings of ARM. The voting pool agreement is effective until the earlier of: (1) the expiry of a three year period; or (2) the date when all of the old order rights (as defined in the Mineral and Petroleum Resources Development Act, 2002) held by Harmony are converted into appropriate new order rights as defined in the Mineral and Petroleum Resources Development Act, 2002.

Because of the decrease in Harmony’s investment in ARM below 20%, as well as the voting pool agreement above, Harmony has ceased equity-accounting for its investment in ARM on May 3, 2004. The investment has now been classified as available-for-sale marketable equity securities.

(j)	Acquisition of African Rainbow Minerals Gold Limited (“ARMgold”)

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

F–24

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The total purchase consideration of $697.0 million, measured at the market price of the 63,666,672 new Harmony shares on the date the merger was announced and agreed upon, was allocated as follows:

2004
$’000
Shares issued	696,775
Direct costs of acquisition	195

Total purchase price	696,970
Plus: Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities	57,837
Income and mining taxes	50,517
Long-term loans	66,092
Deferred tax	206,951
Provision for environmental rehabilitation	30,236
Provision for post retirement benefits	154
Less: Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition	(100,689)
Inventories	(4,106)
Accounts receivable	(31,266)
Investments	(171,588)
Property, plant and equipment	(754,795)

Residual purchase price allocated to goodwill	46,313

(k)	Disposal of Harmony Gold (Canada) Incorporated (“Bissett”)

On March 17, 2004 the Company disposed of its wholly owned subsidiary, Bissett for total proceeds of $5.6 million to Rice Lake Joint Venture Incorporated, a joint venture controlled by San Gold Resources Corporation (“San Gold”) and Gold City Industries Limited (“Gold City”). The Company received 5,000,000 ordinary shares in San Gold, issued at C$0.40 per share, and 5,714,285 ordinary shares in Gold City, issued at C$0.35 per share, as partial consideration for the sale. The balance of $2.6 million was settled in cash, resulting in a net gain on disposal of subsidiary of $0.1 million (See note 11). The investments in San Gold and Gold City, both mineral resources companies with secondary listings on the Toronto Stock Exchange, are classified as available-for-sale.

(l)	Pro-forma information relating to Avgold, ARMgold and Abelle

The consolidated income statements reflect the operating results of Avgold, ARMgold and Abelle since their respective effective acquisition dates.

F–25

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The following unaudited pro-forma data reflect the consolidated results of the Company as if the acquisitions of Avgold, ARMgold and Abelle had taken place on July 1, 2002 and 2003, respectively.

	2004	2003
	$’000	$’000
	Unaudited	Unaudited
Revenues	1,479,265	1,308,285
(Loss)/income before cumulative effect of change in accounting principles	(46,454)	171,268
Net (loss)/income	(46,454)	186,038
Basic (loss)/earnings per share before cumulative effect of change in accounting principles – cents	(18.3)	96.2
Fully diluted (loss)/earnings per share before cumulative effect of change in accounting principles – cents	(18.3)	93.7
Basic (loss)/earnings per share – cents	(18.3)	104.5
Fully diluted (loss)/earnings per share – cents	(18.3)	101.8
Average shares used in the computation of basic (loss)/earnings	254,240,500	177,954,245
Average shares used in the computation of fully diluted (loss)/earnings	254,240,500	182,721,629

These pro-forma amounts have been prepared for comparative purposes only and they do not purport to be indicative of the results of operations which actually would have resulted had the business combinations been effected on July 1, 2002 and 2003 or of future results of operations of the consolidated entities.

4.	CONSOLIDATION OF VARIABLE INTEREST ENTITIES – AFRICA VANGUARD RESOURCES (PROPRIETARY) LIMITED TRANSACTION

On January 21, 2003, Randfontein Estates Limited (“Randfontein”), a wholly-owned subsidiary of the Company, entered into an agreement with Africa Vanguard Resources (Proprietary) Limited (“Africa Vanguard Resources”), in terms of which Randfontein disposed of 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard (Proprietary) Limited (“Africa Vanguard), a wholly-owned subsidiary of Africa Vanguard Resources. The total purchase consideration amounted to R250 million ($34 million), which comprised a cash payment of R140 million ($19 million), and R110 million ($15 million) payable over a period of 10 years, the monthly payment amount which is determined by reference to a pre-determined gold price formula. On the same day, Randfontein and Africa Vanguard also entered into a joint venture agreement, in terms of which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area by means of the Doornkop Joint Venture.

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

In addition, as described in note 2(x) above, the Company completed its evaluation of the impact of FIN 46-R during fiscal 2004. The Company determined that both Africa Vanguard and the Doornkop Joint Venture are variable interest entities because of certain capital structures and contractual relationships, primarily the sharing of the expected residual returns with a party that did not have an equity investment at risk that is considered significant to the total expected residual returns, as well as indications of insufficient equity, as defined by FIN 46-R. Finally, Harmony determined that it is the primary beneficiary of both Africa Vanguard and the Doornkop Joint Venture since it expects to absorb the majority of these entities’ expected losses and receive a majority of their residual returns. Accordingly, the Company fully consolidated the results of operations and financial position of Africa Vanguard and the Doornkop Joint Venture from August 12, 2003.

F–26

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

5.	OTHER INCOME/(EXPENSES) – NET

	2004	2003	2002
	$’000	$’000	$’000
Profit on sale of property, plant and equipment	22,303	2,129	1,965
Foreign exchange (losses)/gains	(4,279)	(21,078)	9,673
Other (expenditure)/income – net	(3,869)	(2,163)	(2,488)

	14,155	(21,112)	9,150

6.	PRODUCTION COSTS

	2004	2003	2002
	$’000	$’000	$’000
Cash operating costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles as well as transfers to and from deferred stripping. These costs, analyzed by nature, consist of the following:

Labor costs, including contractors	673,483	314,277	265,497
Stores and materials	255,121	145,434	114,785
Water and electricity	124,038	69,634	53,436
Hospital costs	16,960	7,153	6,387
Changes in inventory	17,656	(13,265)	(1,659)
Other	85,225	77,910	30,952

	1,172,483	601,143	469,398

7.	IMPAIRMENT OF ASSETS

	2004	2003	2002
	$’000	$’000	$’000
Australian operations	3,145	117,594	44,284

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

The Company completed the redevelopment programme at New Hampton’s Big Bell underground mine during the 2002 fiscal year. Production achieved to that date however indicated that the ore grade of the Big Bell underground mine is significantly lower than the original estimated. This resulted in a re-assessment of the Big Bell ore reserve estimate, which indicated that the life of mine plans should be revised to take account of a lower gold content in the Big Bell ore body. Utilizing the revised mine plans, and a gold price of $295 per ounce, the life of mine plans did not support the carrying value of the Big Bell assets on an undiscounted cash flow basis. Accordingly an asset impairment of $44.3 million was charged against income, utilizing a discount rate of 10%, which reduced the carrying value of the Big Bell assets to $8.8 million.

F–27

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

8.	EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS

	2004	2003	2002
	$’000	$’000	$’000
Free State	9,083	1,574	1,611
Randfontein and Elandskraal	8,245	1,716	3,549
Evander	3,841	1,212	159
Australian operations	—	596	3,163
Bissett mine	—	—	293
Freegold	6,756	—	—
ARMgold (Welkom and Orkney)	3,743	—	—

	31,668	5,098	8,775

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

F–28

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

9.	PROFIT ON SALE OF OTHER ASSETS AND LISTED INVESTMENTS

	2004	2003	2002
	$’000	$’000	$’000
Profit on sale of investment in Legend Mining Limited	1,755	—	—
Profit on sale of investment in Midas Resources Limited	12	—	—
Profit on sale of investment in High River Gold Mines Limited	3,143	—	—
Profit on sale of investment in Placer Dome Pacific Limited	—	59,243	—
Profit on sale of investment in ARMgold Limited	—	—	4,524

	4,910	59,243	4,524

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

10.	PROFIT ON SALE AND LOSS ON DILUTION OF INVESTMENT IN ASSOCIATES – NET

	2004	2003	2002
	$’000	$’000	$’000
Profit on sale of investment in Highland Gold Limited	77,595	—	—
Loss on dilution of investment in African Rainbow Minerals Limited	(12,498)	—	—

	65,097	—	—

On October 14, 2003 the Company disposed of its investment in Highland Gold for $119.7 million. The carrying value of the investment on that date, which was accounted for under the equity method, amounted to approximately $42.1 million, resulting in a profit of $77.6 million.

The Company and ARMgold purchased the investment in ARM through a joint venture, Clidet 454 (Proprietary) Limited (“Clidet”), for $230 million. (See note 3(h)). Since acquisition Harmony equity accounted for the earnings of ARM.The carrying value of the investment was $260.9 million at April 30, 2004, before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony’s interest in ARM was diluted from 34.5% to 19.0%. (See note 3(i)). As a result, Harmony recorded a net loss on dilution of $12.5 million.

11.	PROFIT ON SALE OF SUBSIDIARY

	2004	2003	2002
	$’000	$’000	$’000
Profit on sale of investment in Bissett	115	—	—

F–29

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

12.	TAXATION

The Company’s income tax benefit/(expense) comprise of:

	2004	2003	2002
	$’000	$’000	$’000
Current income and mining taxes	(5,820)	(29,797)	(25,604)
Deferred income and mining taxes	47,704	4,542	11,236

Total income and mining taxation benefit/(expense)	41,884	(25,255)	(14,368)

The Company’s pre-tax (loss)/income before minority interests and cumulative effect of changes in accounting principles comprise of:

	2004	2003	2002
	$’000	$’000	$’000
South Africa	(38,159)	138,259	85,530
Foreign	(36,409)	(40,744)	18,129

Total	(74,568)	97,515	103,659

Mining tax on South African mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of Australian operations are taxed at a standard tax rate of 30%. Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company’s income tax provision to differ from the mining statutory tax rate of 46% (2003: 46% and 2002: 46%) were:

	2004	2003	2002
	$’000	$’000	$’000
Income and mining tax benefit/(expense) on (loss)/income before tax and cumulative effect of changes in accounting principles at the statutory mining tax rate	33,712	(36,807)	(46,925)
Valuation allowance raised against deferred tax assets	—	1,736	5,226
Non-taxable income/additional deductions	18,063	15,548	(25,998)
Rate adjustment to reflect estimated effective mining tax rate	(2,467)	(13,870)	32,733
South African mining formula tax rate adjustment	9,861	10,306	9,655
Difference between non-mining tax rate and mining statutory rate on non-mining income	262	6,590	3,106
Change in estimated effective mining tax rate	(17,547)	(8,758)	7,835

Income and mining tax benefit/(expense)	41,884	(25,255)	(14,368)

Effective income and mining tax rate	56%	26%	14%

F–30

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The components of the Company’s consolidated deferred tax assets/(liabilities) are as follows:

	2004	2003
	$’000	$’000
Deferred income and mining tax assets:
Deferred financial liability	12,834	623
Unredeemed capital expenditure	60,227	21,342
Provisions, including rehabilitation accruals	17,956	21,491
Tax losses	16,389	7,375

	107,406	50,831
Valuation allowance for deferred tax assets	—	—

Total deferred income and mining tax assets	107,406	50,831

Deferred income and mining tax liabilities:
Mining assets	(588,675)	(240,816)
Product inventory not taxed	(5,794)	(3,865)
Convertible bonds	—	—
Other	(617)	—

Total deferred income and mining tax liabilities	(595,086)	(244,681)

Net deferred income and mining tax liabilities	(487,680)	(193,850)

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax assets	71,132	15,778
Non-current deferred income and mining tax liabilities	(558,812)	(209,628)

Net deferred income and mining tax liabilities	(487,680)	(193,850)

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

F–31

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

13.	EARNINGS PER SHARE

	For the year ended June 30, 2004
	Income		Per-share
	(Numerator)	Shares	amount
	$’000	(Denominator)	(cents)
Basic (loss)/earnings per share
Shares outstanding July 1, 2003	—	185,536,615	—
Weighted average number of ordinary shares issued during the year	—	68,703,885	—

(Loss)/income available to common shareholders	(31,403)	254,240,500	(12.4)
Effect of dilutive securities
Share options issued to employees	—	—	—

Diluted (loss)/earnings per share	(31,403)	254,240,500	(12.4)

The inclusion of share options issued to employees as of June 30, 2004, as potential ordinary shares, would have an anti-dilutive effect on diluted (loss)/earnings per share. Accordingly, such additional shares have not been taken into account in the determination of diluted (loss)/earnings per share.

	For the year ended June 30, 2003
	Income		Per-share
	(Numerator)	Shares	amount
	$’000	(Denominator)	(cents)
Basic earnings per share before cumulative effect of change in accounting policy
Shares outstanding July 1, 2002	—	169,929,849	—
Weighted average number of ordinary shares issued during the year	—	8,024,396	—

Income available to common shareholders	71,792	177,954,245	40.3
Effect of dilutive securities
Share options issued to employees	—	3,197,170	—
Warrants issued	—	1,570,214	—

Diluted earnings per share	71,792	182,721,629	39.3

F–32

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	For the year ended June 30, 2003
	Income		Per-share
	(Numerator)	Shares	amount
	$’000	(Denominator)	(cents)
Basic earnings per share
Shares outstanding July 1, 2002	—	169,929,849	—
Weighted average number of ordinary shares issued during the year	—	8,024,396	—

Income available to common shareholders	86,562	177,954,245	48.6
Effect of dilutive securities
Share options issued to employees	—	3,197,170	—
Warrants issued	—	1,570,214	—

Diluted earnings per share	86,562	182,721,629	47.4

	For the year ended June 30, 2002
	Income		Per-share
	(Numerator)	Shares	amount
	$’000	(Denominator)	(cents)
Basic earnings per share
Shares outstanding July 1, 2001	—	145,235,791	—
Weighted average number of ordinary shares issued during the year	—	8,274,071	—

Income available to common shareholders	87,716	153,509,862	57.1
Effect of dilutive securities
Share options issued to employees	—	7,346,070	—
Warrants issued	—	4,361,156	—

Diluted earnings per share	87,716	165,217,088	53.1

14.	RECEIVABLES

	2004	2003
	$’000	$’000
Value added tax	19,596	7,382
Trade receivables – net of allowance for doubtful accounts of $2.9 million and $0.2 million in 2004 and 2003, respectively	25,108	17,512
Gold receivables	68,835	27,220
Prepayments	4,779	3,350
Interest and other	19,800	15,470

	138,118	70,934

F–33

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

15.	INVENTORIES

	2004	2003
	$’000	$’000
Gold in-process	53,244	35,449
Supplies	31,415	39,835

	84,659	75,284

16.	PROPERTY, PLANT AND EQUIPMENT

	2004	2003
	$’000	$’000
Mining properties, mine development costs and mine plant facilities – cost	4,789,836	1,935,939
Other non-mining assets – cost	28,032	28,291
Accumulated depreciation and amortization	(1,181,095)	(842,638)

	3,636,773	1,121,592

Other non-mining assets consist of freehold land, computer equipment and motor vehicles.

Depreciation of property, plant and equipment amounted to $102.3 million in 2004, $60.4 million in 2003 and $29.7 million in 2002.

17.	OTHER ASSETS

	2004	2003
	$’000	$’000
Mineral subscriptions, participation rights and slimes dams	7,584	6,289
Deferred stripping	16,157	9,622
Bond issue costs – net of amortization	8,097	1,881

	31,838	17,792

Deferred stripping costs are made up as follows:
Opening balance	9,622	8,182
Additions to assets during the period	4,119	1,397
Foreign currency translation differences	2,416	43

Closing balance	16,157	9,622

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

F–34

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

18.	GOODWILL

The Company allocated the goodwill arising from the ARMgold acquisition (see note 3(j)) primarily to the Tshepong and Phakisa reporting units. The allocation was based on the valuations of those shafts and based on the mine-specific synergies arising from the acquisition that are expected to be realized in future. Except for translation differences of $13.8 million, there have been no impairments or other adjustments to the goodwill since acquisition. The goodwill, amounting to $32.5 million, is reflected in the “Free Gold” reportable segment. See note 37.

19.	RESTRICTED CASH

	2004	2003
	$’000	$’000
Bissett proceeds held in trust	1,679	—
Australian dissentient shareholders’ funds	5,192	—
Security deposits	3,051	—

	9,922	—

An amount of C$2 million of the proceeds on sale of Bissett is held in trust with Stike and Elliot attorneys in Canada. The amount will be held in trust until clearance is provided by the Canadian tax authority that all outstanding tax obligations by Harmony have been met.

An amount of A$8 million is held to acquire the remaining shares in Australian subsidiaries, as part of the compulsory takeover of shares.

An amount of A$4 million is held in respects of security deposits on mining tenements and credit cards.

20.	INVESTMENTS

			2004	2003
			$’000	$’000
Listed investments
Investments in listed shares	(a	)	234,991	22,383

Other investments
Unlisted investments and loans	(b	)	11,013	5,109
Amounts contributed to environmental trust funds	(c	)	173,374	43,733
Other			—	166

			184,387	49,008

Total non-current investments			419,378	71,391

(a)	Harmony’s 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3, 2004, by the issue of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment. Through the same range of transactions, Harmony disposed of its platinum interest in the Kalplats platinum project to ARM for the issue of 2,000,000 new ordinary shares in ARM. The market value of the investment was $233.2 million (R34.00 per share) on June 30, 2004, which resulted in a decrease in the carrying value of the investment. This decrease is viewed as a temporary decrease in market value and thus recorded as a component of other comprehensive income. The majority of the mark-to-market loss in fiscal 2004 relates to the investment in ARM.

F–35

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

On March 17, 2004 the Company received 5,000,000 ordinary shares in San Gold, issued at C$0.40 per share, and 5,714,285 ordinary shares in Gold City, issued at C$0.35 per share, as partial consideration for the sale of the Company’s wholly-owned subsidiary, Bissett. San Gold and Gold City are mineral resources companies, which have secondary listings on the Toronto Stock Exchange. The market value of the investment in San Gold was $0.6 million (C$0.19 per share) on June 30, 2004, resulting in a decrease of $0.9 million since acquisition, which was reflected as equity reserves. The market value of the investment in Gold City was $1.0 million (C$0.25 per share) on June 30, 2004, resulting in a decrease of $0.6 million since acquisition, which was reflected in other comprehensive income. The decrease in both companies is considered to be temporary.

On December 30, 2003 Harmony Gold Operations (Proprietary) Limited, a subsidiary of Harmony Gold (Australia) (Proprietary) Limited, received 538,503 shares in Gindalbie Gold NL, as partial consideration for the sale of tenements. As at June 30, 2004 the market value of the shares was $0.04 million (A$0.10 per share).

On November 22, 2002, the Company purchased 17,074,861 High River shares for a cash consideration of $14.5 million. On October 17, 2003, the Company disposed of its entire investment in High River for cash proceeds of $22.6 million, resulting in a profit of $3.2 million on disposal. As part of the consideration for the disposal by Abelle of certain tenements to Midas Resources Limited (“Midas”), Abelle received 10,000,000 Midas ordinary shares valued at A$2 million (US$1.3 million). As at June 30, 2003, the fair value of this investment was $0.7 million. On March 22, 2004, Harmony disposed of its entire investment in Midas Resources for cash proceeds of $1.5 million, resulting in a realized profit of $0.01 million on disposal.

(b)	Unlisted investments comprise of various industry related investments and loans, which have been recorded at cost. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. No dividends were received from these investments in the 2004 and 2003 fiscal years (2002: $0.2 million).

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The cash in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value.

21.	INVESTMENT IN ASSOCIATES

Investments in associates comprise of the following:

				Market value	Market value
		Ownership %		2004	2003
Investment	Description of business	2004	2003	$’000	$’000
Bendigo Mining NL	Gold exploration	31.6%	31.8%	19,908	36,751
Highland Gold Limited	Gold mining and
	exploration	—	31.7%	—	128,229

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

F–36

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The following table summarizes the change in value of the Group’s investments in associates:

	2004	2003
	$’000	$’000
Opening carrying amount	63,782	42,791
Shares at cost	84,491	7,635
Net share of results of associates	2,020	(1,233)
Dividend received	338	—
Disposal of associate	(42,955)	—
Associate now consolidated	(95,137)	—
Impairment of investment	(1,956)	—
Foreign currency translation differences	9,325	14,589

Closing carrying amount	19,908	63,782

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

With the acquisition of ARMgold on September 22, 2003, the Group gained control over the entire shareholding of Clidet.From this date until May 3, 2004, Clidet’s 34.5% interest in the outstanding share capital of ARM was equity accounted by the Company as it exercised significant influence over the financial and operational policies of ARM. Harmony’s 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3, 2004, by the issuance of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment.

22.	INVESTMENT IN JOINT VENTURES

(a)	Interest in ArmGold/Harmony Freegold Joint Venture Company (Pty) Ltd

The Company acquired the 50% of the Free Gold Company it did not already own on September 22, 2003. Prior to this date, the Company held its 50% interest in the Free Gold Company, which operates as a gold mining company in the Welkom area of the Free State Gold fields. The Free Gold Company was capitalized by means of capital contributions and loans in equal amounts from the joint venture partners. (Refer to note 3(d) for more details regarding the joint venture formation and the acquisition of the Free Gold assets.) With the acquisition of ARMgold, the Group gained control over the entire shareholding of Free Gold, and have treated it as a subsidiary since that date.

F–37

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The following table summarizes the change in value of the Group’s investment in the Free Gold Company joint venture for the 2004 and 2003 fiscal years:

	2004	2003
	$’000	$’000
Opening carrying amount	157,537	102,578
Loan advanced repaid by joint venture	—	(21,768)
Dividends received from joint venture	—	(16,429)
Net share of joint venture results	5,174	50,707
Foreign currency translation differences	5,680	42,449
Joint venture now consolidated	(168,391)	—

Closing carrying amount	—	157,537

The following is a summarized balance sheet and income statement prepared in accordance with US GAAP for the Free Gold Company joint venture:

2003
$’000
Current assets	103,930
Investments	74,077
Property, plant and equipment	306,564

Total assets	484,571

Current liabilities	32,475
Non-current interest-bearing borrowings	37,063
Non-current borrowings from shareholders	191,448
Deferred income and mining taxes	61,543
Provision for environmental rehabilitation	42,604
Provision for post retirement benefits	296

Total liabilities	365,429

Shareholders’ equity	119,142

	2004(1)	2003
	$’000	$’000
Revenue	56,055	379,401
Costs and expenses	(47,990)	(241,270)

Income before tax	8,065	138,131
Taxation	(2,253)	(36,665)

Income before cumulative effect of change in accounting principles	5,812	101,466
Cumulative effect of change in accounting principles – net of tax	—	(52)

Net income	5,812	101,414

(1) Through September 22, 2003.

F–38

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(b)	Interest in Clidet 454 (Pty) Ltd (“Clidet Company”)

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

The following table summarizes the change in value of the Group’s investment in the Clidet Company joint venture since its formation:

	2004	2003
	$’000	$’000
Opening carrying amount	115,217	—
Shares at cost	—	115,432
Net share of joint venture results	2,744	2,135
Foreign currency transaction differences	4,205	(2,350)
Joint not capital Venture now associate	(122,166)	—

Closing carrying amount	—	115,217

23.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
	$’000	$’000
Trade payables	70,121	58,983
Short-term portion of long-term loans	93,029	25,644
Short-term borrowings	12,870	2,232
Payroll and leave liabilities	132,369	39,966
Accrued liabilities	64,442	39,673
Other liabilities	10,027	4,974

	382,858	171,472

F–39

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

24.	LONG-TERM LOANS

		2004	2003
		$’000	$’000
Uncollateralized
Senior uncollaterized fixed rate bonds	(a)	192,694	159,788
Fair value adjustment of cash flow hedge		(2,768)	(4,040)
Less: Amortized discount		(524)	(647)

		189,402	155,101
Convertible uncollaterized fixed rate bonds	(b)	272,983	—
Africa Vanguard Resources (Proprietary) Limited	(c)	2,149	—

Total uncollateralized long-term loans		464,534	155,101

Collateralized
BAE Systems Plc	(d)	9,001	9,001
Less: Short-term portion		(9,001)	(9,001)

		—	—
BOE Bank Limited	(e)	—	49,933
Less: Short-term portion		—	(16,644)

		—	33,289
Nedbank Limited	(f)	—	113,182
Nedbank Limited	(g)	20,585	—
AngloGold Limited	(h)	59,769	—
Less: Short-term portion		(59,769)	—

		—	—
Gold Fields Limited	(i)	1,011	—
Less: Short-term portion		(443)	—

		568	—
BOE Bank Limited	(j)	47,325	—
Less: Short-term portion		(23,817)	—

		23,508	—

Total collateralized long-term loans		44,661	146,471

Total long-term loans		509,195	301,572

F–40

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(a)	On June 16, 2001, Harmony launched and priced an issue of South African Rand denominated senior uncollateralized fixed rate bonds in an aggregate principal amount of R1,200 million ($115.5 million), with semi-annual interest payable at a rate of 13% per annum. These bonds will be repayable on June 14, 2006, subject to early redemption at Harmony’s option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds are outstanding, Harmony will not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without collateralized the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of $1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.7 million (2003: $0.5 million) (2002: $0.5 million) for amortization of the bond issue costs.

(b)	On May 21, 2004, Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of R1,700 million ($252 million). Interest at a rate of 4.875% per annum is payable semi-annually in arrears on May 21 and November 21 of each year, commencing November 21, 2004. The bonds mature 5 years from the issue date at their nominal value of R1,700 million unless converted into the Company’s ordinary shares. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value R0.50 per share. The number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date. The bonds are listed on the London Stock Exchange for Bonds. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Included in the amortisation charge as per the income statement is $0.1 million (2003: $ nil million) (2002: $ nil million) for amortization of the bond issue costs.

(c)	During the year Africa Vanguard borrowed R14 million ($2.0 million) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free, with no fixed terms of repayment.

(d)	The loan from BAE Systems Plc is a US dollar denominated term loan of $9.0 million for financing the design, development and construction of a facility for the manufacture and sale of value added gold products at Harmony’s premises in the Free State. The loan is collateralized by a notarial covering bond over certain gold proceeds and other assets and is repayable in full on April 2, 2005. The loan bears interest at LIBOR plus 2% which is accrued daily from the drawdown date and interest is repayable on a quarterly basis.

(e)	On April 18, 2002 Harmony entered into a South African Rand denominated term loan facility of R500 million ($48.1 million) with BOE Bank Limited for the purpose of partially funding Harmony’s acquisition of shares in the Free Gold Company and loans made by Harmony to the Free Gold Company in connection with the acquisition of the Free Gold assets. The facility is collateralized by a pledge of Harmony’s shares in the Free Gold Company and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan is repayable in full on April 23, 2006 by way of eight semi-annual capital installments which were due commenced October 23, 2002. The loan bears interest at a rate equal to the JIBAR rate for deposits in Rand plus 1.5% plus specified costs, which is accrued daily from the drawdown date and is payable quarterly in arrears commencing July 23, 2002. The following restrictive covenants apply:

(i)	consolidated net worth must be more than R4,600 million ($422.7 million);

(ii)	the total debt to earnings before interest, tax, depreciation and amortization (EBITDA) ratio must not exceed 1.5; and

(iii)	the EBITDA to total debt service ratio should not be less than 3.5.

F–41

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

The loan was settled in full on May 28, 2004.

(f)	On May 8, 2003, the Company entered into a term loan agreement with Nedbank Limited for R850 million ($118 million). The purpose of this term loan agreement was to fund the acquisition of 17.25% of Avmin. This term loan was drawn down in two tranches, the first tranche of R611 million ($85 million) was drawn down on May 8, 2003 and the second tranche of R239 million ($33 million) was drawn down on May 13, 2003. The loan is collateralized with guarantees provided by Evander, Randfontein, Kalgold and Lydex and is repayable in full on November 8, 2004. The loan bears interest at the 3-month JIBAR rate, plus a margin of 1.5% as well as stamp duties, liquid and reserving costs all converted to a nacq (nominal amount compounded quarterly) rate. Interest is repayable on a quarterly basis. The loan was settled in full on June 30, 2004. Included in the amortization charge as per the income statement is $0.6 million (2003: $0.1 million) (2002: $ nil) for amortization of the loan issuance costs.

(g)	On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be capitalised and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalised during the year ended June 30, 2004 amounted to $1.7 million.

(h)	On December 24, 2001 Free Gold entered into an agreement with AngloGold Limited to purchase its Free Gold assets for R2,881 million ($298 million). R1,800 million ($169 million) was payable on January 1, 2002 at the call rate from this date until the 10th business day after the date of fulfilment of the last of the conditions precedent. R400 million ($38 million) is payable on January 1, 2005 at no interest charge. The balance of the consideration was payable five business days before AngloGold was obliged to pay recoupment tax, capital gains tax and any other income tax on the disposal of the assets at no interest charge. As at September 22, 2003, Free Gold become a fully owned subsidiary of Harmony through Harmony’s acquisition of ARMgold.

(i)	On July 1, 2002 Free Gold entered into an agreement with St Helena Gold Mines Limited, a fully owned subsidiary of Gold Fields Limited, to purchase its St Helena assets for R129 million ($12.8 million). R120 million ($11.9 million) was payable on October 29, 2002, being the effective date after the fulfilment of all the conditions precedent. The balance of R9 million ($0.9 million) is payable by way of a 1% royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the 10th of the month following the effective date. As at September 22, 2003, Free Gold become a fully owned subsidiary of Harmony through Harmony’s acquisition of ARMgold Limited.

(j)	On April 5, 2002, ARMgold entered into a term loan facility of R500 million ($45.3 million) with BOE Bank Limited for the purpose of partially funding ARMgold’s acquisition of shares in Free Gold and loans made by ARMgold to Free Gold in connection with the acquisition of mining assets from AngloGold Limited. The facility is collateralised by a pledge of the following:

(i)	ARMgold’s shares in Free Gold;

(ii)	the proceeds to ARMgold from the exercise of call options of Harmony as set out in the Free Gold Joint Venture Agreement;

F–42

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

The maturity of borrowings is as follows:

	2004	2003
	$’000	$’000
Current	93,029	25,644
Between 1 to 2 years	208,397	129,699
Between 2 to 5 years	298,550	171,873
Over 5 years	2,248	—

Total borrowings	602,224	327,216

25.	DEFERRED FINANCIAL LIABILITY

	2004	2003
	$’000	$’000
Mark-to-market of financial instruments at year end	91,513	37,738
Mark-to-market of Bendigo options	—	(510)

	91,513	37,228

During the 2004 fiscal year, Harmony closed out 500,000 ounces of the New Hampton and Hill 50 hedge books at a cost of R105 million (US$15 million). This close out is in accordance with Harmony’s strategy of being unhedged. The remaining contracts do not meet the hedge accounting criteria and the mark-to-market movement will be reflected in the income statement.

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

The Bendigo options expired unexercised on December 31, 2003.

F–43

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

26.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2004	2003
	$’000	$’000
Asset retirement obligations	125,917	62,977

The following is a reconciliation of the total liability for asset retirement obligations:
Balance as at July 1, 2003 and 2002	62,977	63,125
Impact of the adoption of FAS 143	—	(13,491)
Additions to liabilities due to acquisitions	66,013	1,334
Additions and change in estimates	5,671	—
Accretion expenses	(10,417)	(352)
Foreign currency translation adjustment	1,673	12,361

Balance as at June 30, 2004 and 2003	125,917	62,977

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

The following table presents the impact of the accounting change for the year ended June 30, 2003 and the pro-forma effect for the year ended June 30, 2002 as if the change had been in effect for those periods:

	2003	2002
	$’000	$’000
(Decrease)/increase to net income	(3,439)	2,260
Provision for environmental rehabilitation	(4,344)	3,658
Depreciation and amortization	(569)	(429)
Income tax benefit/(expense)	1,474	(969)
Net (loss)/income before cumulative effect of change in accounting principle	(3,439)	2,260
Basic (loss)/earnings per share before cumulative effect of change in accounting principle	(1.9)	1.5
Fully diluted (loss)/earnings per share before cumulative effect of change in accounting principle	(1.9)	1.4

F–44

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
$’000
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

The following table represents pro-forma net income, pro-forma earnings per share, and pro-forma fully diluted earnings per share for the year ended June 30, 2002, as if the Company had adopted FAS 143 as of July 1, 2000:

2002
$’000
Net income as reported	87,716
Change in accounting method FAS 143	2,260

Pro-forma net income	89,976
Pro-forma basic earnings per share	58.6
Pro-forma fully diluted earnings per share	54.5

27.	PROVISION FOR SOCIAL PLAN

	2004	2003
	$’000	$’000
Recognition of present value of future liability	1,772	—
Charge to income statement	—	—
Foreign currency translation adjustment	186	12,361

Closing balance	1,958	—

The Company has undertaken to donate R50 million ($8.0 million) over a period of 10 years to The Harmony Gold Mining Company Social Plan Trust in terms of an agreement signed on November 3, 2003. R18.5 million ($2.7 million) was donated during the current fiscal year and the balance will be donated in instalments of R3.5 million ($0.6 million) annually over the next 9 years. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the Company’s workforce, to put measures in place to ensure that the technical and life skills of the Company’s workforce are developed and to develop the Company’s workforce in such a manner to avoid or minimize job losses and a decline in employment through turnaround or redeployment strategies.

F–45

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

28.	PROVISION FOR POST-RETIREMENT BENEFITS

The provision for former employees’ post retirement benefits comprise medical benefits for former South African employees who retired prior to December 31, 1996.

	2004	2003
	$’000	$’000
The amounts recognized in the balance sheet are as follows:
Accrued post retirement health care costs	1,584	1,017

The following table sets forth the funded status of the post retirement health care costs:
Actuarial present value	1,584	1,017
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	1,584	1,017
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post retirement health care liability	1,584	1,017

The amounts recognized in the income statement are as follows:
Interest cost	—	—
Benefits paid	—	503
Net actuarial gains	—	—

	—	503

	2004	2003
	$’000	$’000
The movement in the liability recognized in the balance sheet is as follows:
At the beginning of the year	1,017	737
Additions to liabilities due to acquisitions	154	—
Total expenses as above	—	—
Foreign currency translation adjustments	413	280

At the end of the year	1,584	1,017

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

F–46

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

29.	COMMITMENTS AND CONTINGENCIES

	2004	2003
	$’000	$’000
Capital expenditure commitments
Contracts for capital expenditure	12,442	3,732
Authorized by the directors but not contracted for	670,878	231,244

	683,320	234,976

This expenditure will be financed from existing cash resources.
Contingent liabilities
Guarantees and suretyships	3,089	2,031
Environmental guarantees	15,800	10,014

	18,889	12,045

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

F–47

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Interest rate swaps

The fair value of interest rate swaps is determined by reference to quoted market prices for similar instruments.

The fair values of financial instruments were as follows:

	2004
	Carrying	Fair
	value	value
	$’000	$’000
Cash and cash equivalents	217,022	217,022
Receivables	138,118	138,118
Investments in listed securities	234,991	234,991
Investments in unlisted securities	11,014	11,014
Accounts payable and accrued liabilities	382,858	382,858
Long and short-term debt	602,224	602,224
Interest rate swaps	2,768	2,768

	2003
	Carrying	Fair
	value	value
	$’000	$’000
Cash and cash equivalents	189,040	189,040
Receivables	70,934	70,934
Investments in listed securities	22,383	22,383
Investments in unlisted securities	5,109	5,109
Accounts payable and accrued liabilities	171,472	171,472
Long and short-term debt	327,216	327,216
Interest rate swaps	4,040	4,040

32.	EMPLOYEE BENEFIT PLANS

(a)	PENSION AND PROVIDENT FUNDS: The Group contributes to several defined contribution pension and provident funds governed by the Pension Funds Act, 1956, for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Group’s liability is limited to its annually determined contributions.

The provident funds are funded on the “money accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (“SGS”). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The Superannuation Guarantee Contributions were set at a minimum of 9% of gross salary and wages for the 2004 fiscal year (2003: 9%).

Substantially all the Group’s employees are covered by the abovementioned retirement benefit plans. Funds contributed by the Group for fiscal 2004 amounted to $46.0 million (2003 : $20.5 million and 2002: $18.7 million).

F–48

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(b)	POST-RETIREMENT BENEFITS OTHER THAN PENSIONS: Skilled workers in South Africa participate in the Minemed defined contribution medical scheme, as well as other medical schemes. The Group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (the “Minemed scheme”). The Group’s contributions to these schemes on behalf of retired and current employees amounted to $7.3 million, $4.4 million and $3.0 million for 2004, 2003 and 2002, respectively.

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

Assumptions used to determine the liability relating to the Minemed medical scheme included, investment returns of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA “a mf” tables and a medical inflation rate of 0% to 7%.

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

F–49

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

Details of the activity in the HSOS 1994 Scheme and the HSOS 2001 Scheme were as follows (for convenience of the reader, the Rand amounts have been converted to US$ at the balance sheet date for the respective fiscal years):

			Average	Average
		Number of	exercise	exercise
		share	price	price
	Available	options	per share	per share
	for grant	granted	SA Rand	US$
Balance as at June 30, 2001	9,567,628	5,791,700	—	—
Share options granted during the year	(6,130,100)	6,130,100	—	—
Share options exercised during the year	—	(2,682,900)	26.88	2.59
Share options reserved during the year	1,541,172	—	—	—

Balance as at June 30, 2002	4,978,700	9,238,900	—	—
Share options granted during the year	(1,149,100)	1,149,100	—	—
Share options exercised during the year	—	(2,243,300)	37.04	4.93
Share options forfeited during the year	(461,800)	(461,800)	—	—

Balance as at June 30, 2003	4,291,400	7,682,900	—	—
Share options exercised during the year	—	(1,143,666)	41.82	6.07
Share options forfeited during the year	683,934	(683,934)	—	—

Balance as at June 30, 2004	4,975,334	5,855,300	—	—

The options exercisable on June 30, 2004 and 2003 were 2,645,738 and 817,300, respectively.

The range of exercise prices for options outstanding at June 30, 2004 was R11.70 to R93.00. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of the Company’s share. over the period of the grants.

The following tables summarize information relating to the options outstanding at June 30, 2004 (tables are denominated in South African Rand and US$ where applicable):

			Outstanding options weighted average
	Range of		Contractual	Exercise	Exercise
	prices	Number of	life	price	price
SA Rand	US$	shares	(in years)	SA Rand	US$
11.70–17.40	1.88–2.79	3,000	3.43	11.70	1.88
19.50–27.20	3.13–4.37	218,300	5.84	25.35	4.07
35.40–49.60	5.68–7.96	4,314,000	7.31	48.60	7.80
91.60–93.00	14.71–14.93	1,320,000	8.71	91.63	14.71

Total		5,855,300	7.57	57.42	9.22

F–50

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

				Exercisable options
				Weighted	Weighted
				average	average
			Number of	exercise price	exercise price
SA Rand	Range of prices	US$	shares	Rand	US$
11.70–17.40		1.88–2.79	3,000	11.70	1.88
19.50–27.20		3.13–4.37	195,600	25.26	4.06
35.40–49.60		5.68–7.96	2,177,138	47.92	7.69
91.60–93.00		14.71–14.93	270,000	91.66	14.72

Total			2,645,738	50.67	8.14

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

On July 1, 2001, the Company changed its accounting policy and adopted FAS 123. FAS 123 requires that all share options granted following the date of adoption, be fair valued and that the fair value be recognized as share-based compensation expense over the options vesting period. Accordingly the Company fair valued the 6,130,100 options granted on November 20, 2001 and recorded deferred share-based compensation of $8.7 million based on a fair value of R9.23 per option granted during the 2002 fiscal year. $2.6 million, $3.1 million and $2.1 million were recognized as share compensation expense during the 2004, 2003 and 2002 fiscal years, respectively, related to the November 20, 2001, option grant. The Company also fair valued the 1,311,000 options granted on March 27, 2003 and recorded deferred share - based compensation of $7.1 million based on a fair value of R42.78 per option granted during the 2003 fiscal year. $3.3 million and $0.7 million was recognized as share compensation expense during the 2004 and 2003 fiscal years, respectively, related to the March 27, 2003, option grant. The Company used the following assumptions in valuing the option grants:

	2003	2002
Expected life (in years)	5.0	3.5
Risk free interest rate	11.63%	11.50%
Volatility	45.00%	40.00%
Dividend yield	1.52%	4.00%

The Company used the binomial method in determining the fair value of the options granted.

Pro-forma financial information required by SFAS No. 123 “Accounting for Stock-Based Compensation” regarding net income and earnings per share for the fiscal years 2004, 2003 and 2002 as if the Company had accounted for its employee share options, granted subsequent prior to July 1, 2001, under the fair value method of that statement is presented in note 2(s)(iii) to these financial statements.

F–51

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(ii)	ABELLE SHARE OPTION SCHEME: Prior to the Company’s acquisition of the entire outstanding shareholdings in Abelle, Abelle also had a share option scheme (the “Abelle Scheme”). Abelle established the Abelle Scheme to incentivize and to assist in the recruitment, reward and retention of employees of Abelle. All employees may have been granted options to purchase shares in Abelle’s authorized but unissued ordinary shares pursuant to the Abelle Scheme rules. The Abelle Scheme was established following approval by Abelle’s shareholders during fiscal 2002. The Abelle Scheme came into effect on April 29, 2002. The maximum number of share options that may have been granted under the Abelle Scheme were not to exceed 5% of the total number of Abelle shares in issue. In terms of the rules of the Abelle Scheme, the exercise price of the options granted must be equal to at least 112% of the fair market value of the shares at the date the participant is invited to apply for an option.

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

Details of the activity in the Abelle Scheme was as follows (for convenience of the reader, the Australian dollar amounts have been converted to US$ at the balance sheet date for the respective fiscal years):

			Average	Average
		Number of	exercise	exercise
		share	price	price
	Available	options	per share	per share
	for grant	granted	AUS$	US$
Balance as at April 30, 2003	7,260,382	2,662,500	—	—
Share options granted during the year	(1,800,000)	1,800,000	—	—
Share options exercised during the year	—	(22,500)	(0.94)	(0.76)

Balance as at June 30, 2003	5,460,382	4,440,000	—	—
Acquisition of outstanding options by Harmony	(5,460,382)	(4,440,000)	—	—

Balance as at June 30, 2004	—	—	—	—

Upon acquisition by Harmony of Abelle on May 1, 2003, the 2,667,500 Abelle options outstanding at a weighted average exercise price of A$0.53 per option were fair valued. The weighted average fair value of the outstanding options was determined to be A$0.70 per option, and accordingly deferred share based compensation expense of $1.3 million was recorded $0.78 million and $0.13 was recognized as share - based compensation expense related to these option grants in fiscal 2003, respectively. A further 1,800,000 Abelle options were granted on June 15, 2003 at A$1.01 per option. These options were fair valued at A$0.47 per option and deferred share-based compensation of $0.5 million was recorded. $0.42 million and $0.02 million was recognized as share-based compensation expense during fiscal 2003. As part of the acquisition of the remaining interest in Abelle on March 15, 2004, the Company acquired all the outstanding share options. The Company used the following assumptions in valuing the option grants:

2003
Expected life (in years)	3.0
Risk free interest rate	4.64%
Volatility	53.00%
Dividend yield	0.00%

The Company used the binomial method in determining the fair value of the Abelle options granted.

F–52

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

33. CASH (UTILIZED IN)/GENERATED FROM OPERATIONS

	2004	2003	2002
	$’000	$’000	$’000
Reconciliation of (loss)/profit before taxation to cash (utilized by)/generated by operations:
(Loss)/income before taxation	(74,568)	97,515	103,659
Adjustments for:
Profit on sale of other assets and listed investments	(4,910)	(59,243)	(4,524)
Profit on sale and loss on dilution of investment in associates – net	(65,097)	—	—
Profit on sale of subsidiary	(115)	—	—
Profit on sale of mining assets	(22,303)	(2,129)	(1,965)
Depreciation and amortization	104,045	60,931	30,183
Impairment of assets	3,145	117,594	44,284
(Loss)/gain on financial instruments	32,385	(43,154)	(8,939)
Equity income of joint venture	(7,918)	—	—
Equity (profit)/loss of associated companies	(2,020)	—	—
Impairment of investment in associate	1,956	—	—
Net (decrease)/increase in provision for environmental rehabilitation	(12,039)	3,446	15,192
Provision for former employees’ post retirement benefits	—	3	43
Other non-cash transactions	(1,858)	30	81
Income and mining taxes paid	(83,881)	(43,514)	(8,590)
Cash cost to close out hedges	(19,349)	(8,637)	(21,951)
Share-based compensation	7,135	1,761	9,434
Increase in deferred stripping assets	(4,119)	(1,397)	(486)
Effect of changes in operating working capital items:
Receivables	25,400	18,346	11,347
Inventories	(700)	(13,126)	(8,329)
Accounts payable and accrued liabilities	33,929	24,205	2,480

Cash (utilized in)/generated by operations	(90,882)	152,631	161,919

F–53

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

34.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

Commodity price sensitivity

As a general rule, the Company sells its gold production at market prices. The Company, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. A significant proportion of New Hampton and Hill 50’s production was already hedged when acquired by the Company. During this fiscal year, in accordance with Harmony’s strategy, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$15 million. During the previous year, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$8 million. The remaining outstanding contracts do not meet hedge accounting criteria and any changes in the fair value of the remaining outstanding contracts will be reflected in the income statement. The contracts of both New Hampton and Hill 50 were restructured towards the end of the 2002 financial year, to normal purchase, normal sale agreements by which the Company was obliged to physically deliver specified quantities of gold at future dates, subject to the pricing arrangements described below. Due to the closure of the hedge agreements as mentioned above, these contracts are accounted for in the income statement.

Maturity schedule of the Harmony Group’s commodity contracts by type as at June 30, 2004

						Mark- to-
	June 30,	June 30,	June 30,	June 30,		market
	2006	2007	2008	2009	Total	$’000
Forward Sales Agreements
Ounces	108,000	147,000	100,000	100,000	455,000	39,969
A$/ounce	510	515	518	518	515
Calls Contracts Sold
Ounces	40,000	—	—	—	40,000	1,849
A$/ounce	552	—	—	—	552

	148,000	147,000	100,000	100,000	495,000	41,818

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

F–54

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Maturity schedule of the Harmony Group’s commodity contracts by type as at June 30, 2003

								Mark- to-
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,		market
	2004	2005	2006	2007	2008	2009	Total	$’000
Forward Sales Agreements
Ounces	100,000	175,000	108,000	147,000	100,000	100,000	730,000	26,346
A$/ounce	513	513	510	515	518	518	514
Calls Contracts Sold
Ounces	95,000	130,000	40,000	—	—	—	265,000	7,612
A$ / ounce	540	512	552	—	—	—	528

	195,000	305,000	148,000	147,000	100,000	100,000	995,000	33,958

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

Foreign currency sensitivity

In the ordinary course of business, the Company enters into transactions denominated in foreign currency (primarily US dollars). In addition, the Group has investments and liabilities in Canadian, Australian and US dollars. As a result the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony’s revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$.

Harmony, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production. Harmony however, inherited forward exchange contracts with the acquisition of Avgold. The contracts do not meet hedge accounting criteria and the mark-to-market movement is reflected in the income statement.

Maturity schedule of the Harmony Group’s currency contracts as at June 30, 2004

				Mark- to-
	June 30,	June 30,		market
	2005	2006	Total	$’000
Forward Exchange Contracts
US$ million	79	40	119	48,128
Average strike ZAR/US$ (Buy US$/ sell ZAR at the agreed exchange rate)	9.07	9.54	9.23
Call Contracts Sold
US$ million	79	40	119	358
Average strike ZAR/US$ (Sell US$ call/ ZAR put option)	9.07	9.54	9.23

				48,486

F–55

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

Concentration of credit risk

Financial instruments, which subject the Company to significant concentrations of credit risk, consist predominantly of cash and cash equivalents, short-term investments and various derivative financial instruments. The Group’s financial instruments do not represent a concentration of credit risk as the Group deals with and maintains cash and cash equivalents, short-term investments and derivative financial instruments with a variety of well established financial institutions of high quality and credit standing. The credit exposure to any one counter party is managed by setting exposure limits, which are reviewed regularly. The Group’s debtors and loans are regularly monitored and assessed and an adequate level of provision is maintained.

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

F–56

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

Our largest shareholder up to May 3, 2004, holding approximately 14% of the Company’s issued shares since the ARMgold acquisition was ARMI, represented by Patrice Motsepe, the newly appointed Chairman of the Company’s Board of directors since September 22, 2003. In terms of the transaction with ARM, these shares were transferred to ARM.

The Company has, with effect from September 2003, acquired several companies owned by ARMI. These companies had competitive contractual arrangements with ARMgold for the provision of services and supplies related to ARMgold’s business which were entered into before the ARMgold merger. These companies may continue to provide services and supplies to Harmony.

Certain of ARMI’s subsidiaries and community development companies established for the benefit of the 60,000 community residents living near the ARM Mining Consortium/Anglo Platinum Joint Venture mine received non-interest bearing loans from ARMgold prior to the ARMgold acquisition in the aggregate amount of R37 million ($5.1 million). No interest was charged due to ARMgold’s long-term commitments and contribution to upliftment and empowerment, for which ARMgold has received recognition and credit. These loans have been repaid in full as at June 30, 2004.

Pieter Taljaard, Andre Wilkens and Michael King, directors of the Company during the 2004 financial year, all held shares directly in ARMgold. Following the acquisition of ARMgold, these shares were converted to Harmony shares.

As at June 30, 2003, A R Flemming and Lord Renwick of Clifton KCMG each owned, directly and indirectly, shares in Highland Gold. As such, each of them had an interest in Harmony’s investment in Highland Gold at that time, which the Company disposed of on October 17, 2003.

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

36.	SUBSEQUENT EVENTS

(a)	On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, by the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony’s shareholding in Bendigo has been diluted from 31.6% to 12.7%. Bendigo is no longer classified as an investment in an associate.

(b)	On August 11, 2004 share options over 4,411,149 shares were reserved for issuance to management of Harmony and 12,908,311 to the broad-based Employees’ Share Option Plan.

37.	GEOGRAPHICAL AND SEGMENT INFORMATION

The company is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

F–57

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

The results of ARMgold have been included from October 1, 2003, and the results of Avgold have been included from May 1, 2004, as these are the dates from which the Company’s chief operating decision maker received discrete financial information related to the acquisition during the 2004 fiscal year. The segment results have been presented in International Financial Reporting Standards (“IFRS”) and reconciled to US GAAP as IFRS financial information is what the Company’s chief operating decision maker reviews in allocating company resources and in making investment decisions.

Segmental information includes the results of ARMgold from October 1, 2003 and Avgold from May 1, 2004, as well as the results of operations of Abelle from May 1, 2003, as part of the Australian operations, as well as the results of the Free Gold joint venture from January 3, 2002 and Hill 50 from April 1, 2002. Gold operations are internally reported based on the following geographic areas: Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, Australian operations, ARMgold and Avgold. The Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, ARMgold and Avgold are specific gold producing regions within South Africa. The Bissett mine, which ceased operations at the end of fiscal 2001, has been reported as part of the “Other” segment for fiscal 2002, 2003 and 2004. The Bissett mine is located in Canada and the New Hampton, Hill 50 and Abelle mines are located primarily in Western Australia. The Company also has exploration interests in Southern Africa and Australia which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.

The segmental split on a geographical basis is:

Year ended June 30, 2004

	Free State	Evander	Kalgold	Randfontein	Elandskraal	Free Gold
	(South	(South	(South	(South	(South	(South
	Africa)	Africa)	Africa)	Africa)	Africa)	Africa)
	$’000	$’000	$’000	$’000	$’000	$’000
Profit and loss
Revenue	243,823	139,121	31,532	158,099	125,084	344,210
Production costs	(245,938)	(130,737)	(28,511)	(145,574)	(141,093)	(301,741)

Cash operating (loss)/profit	(2,115)	8,384	3,021	12,525	(16,009)	42,469
Other revenues	(4,904)	4,112	1,742	5,602	1,113	19,324
Other income/(costs)	146,269	(32,514)	(16,486)	(53,916)	(37,182)	(87,633)
Including:
– Interest expense	(45,637)	(11)	(8)	(130)	(5)	(7,586)
– Employment termination cost	(9,083)	(3,841)	—	(6,212)	(2,034)	(7,638)
– Depreciation and amortization	(14,653)	(6,040)	(2,240)	(7,821)	(6,919)	(17,078)
– Impairment of investment in associate	—	—	—	—	—	—
– Financial instruments	—	—	—	—	—	—
Profit/(loss) before tax	139,250	(20,018)	(11,723)	(35,789)	(52,078)	(25,840)
Income and mining tax benefit/ (expense)	8,860	6,482	(1,059)	6,425	13,246	(4,493)

Net profit/(loss) for the period before minority interest	148,110	(13,536)	(12,782)	(29,364)	(38,832)	(30,333)

Capital expenditure*	10,182	13,609	4,405	20,495	17,656	268,953

Total assets	4,222,722	65,049	2,409	(138,707)	253,553	508,172

Total liabilities	601,153	35,319	4,279	(153,799)	270,253	394,539

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Reconciliation of
					segment data to the
		ARMgold	Avgold		consolidated
	Australian	(South	(South		financial
	operations	Africa)	Africa)	Other	statements	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Profit and loss
Revenue	131,468	83,204	19,772	—	(35,974)	1,240,339
Production costs	(110,508)	(78,140)	(11,514)	1,607	23,785	(1,168,364)

Cash operating (loss)/profit	20,960	5,064	8,258	1,607	(12,189)	71,975
Other revenues	10,341	1,419	95	(84)	3,957	42,717
Other income/(costs)	(74,511)	(44,501)	(16,982)	(26,816)	55,012	(189,260)
Including:
– Interest expense	(17)	(6,334)	(31)	(118)	3,010	(56,867)
– Employment termination cost	—	(3,743)	—	—	883	(31,668)
– Depreciation and amortization	(40,156)	(35,042)	(5,109)	(433)	31,446	(104,045)
– Impairment of investment in associate	—	—	—	(12,746)	10,790	(1,956)
– Financial instruments	(21,057)	—	(11,328)	—	—	(32,385)
Profit/(loss) before tax	(43,210)	(38,018)	(8,629)	(25,293)	46,780	(74,568)
Income and mining tax benefit/ (expense)	18,144	5,419	(11)	(8,707)	(2,422)	41,884

Net profit/(loss) for the period before minority interest	(25,066)	(32,599)	(8,640)	(34,000)	44,358	(32,684)

Capital expenditure*	30,502	615,586	1,107,911	1,278	(1,946,093)	126,484

Total assets	213,775	(65,169)	69,059	(303,520)	(165,520)	4,661,823

Total liabilities	372,139	49,144	75,671	(158,354)	192,399	1,682,743

(*) For management reporting purposes, capital expenditure resulting from business combinations has been included in the reported segments.

F–58

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Year ended June 30, 2003

									Reconciliation
						Free Gold			of segment
	Free			Rand-	Elands-	Joint			data to the
	State	Evander	Kalgold	fontein	kraal	Venture			consolidated
	(South	(South	(South	(South	(South	(South	Australian		financial
	Africa)	Africa)	Africa)	Africa)	Africa)	Africa)	operations	Other	statements	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Profit and loss
Revenue	206,112	116,917	24,536	161,655	120,888	189,701	165,351	—	(203,368)	781,792
Production costs	(166,295)	(87,113)	(16,552)	(104,185)	(100,459)	(116,388)	(134,104)	—	125,350	(599,746)

Cash operating profit	39,817	29,804	7,984	57,470	20,429	73,313	31,247	—	(78,018)	182,046
Other revenues	(2,647)	1,994	(12)	(555)	930	14,107	3,375	(6,231)	(9,808)	1,153
Other (costs)/income	(21,757)	(8,822)	(2,162)	(8,727)	(23,548)	(20,583)	(98,419)	13,477	84,857	(85,684)
Including:
– Interest expense	(27,021)	(79)	(2)	(194)	(1)	(7,734)	(26)	(73)	7,734	(27,396)
– Employment termination cost	(1,574)	(1,212)	—	(565)	(1,152)	—	(595)	—	—	(5,098)
– Depreciation and amortization	(10,697)	(4,492)	(1,305)	(7,160)	(3,719)	(7,622)	(28,479)	(285)	2,828	(60,931)
– Impairment	—	—	—	—	—	—	(88,909)	—	(28,685)	(117,594)
– Financial instruments	—	—	—	—	—	—	48,195	—	(5,041)	43,154
Profit/(loss) before tax	15,413	22,976	5,810	48,188	(2,189)	66,837	(63,797)	7,246	(2,969)	97,515
Income and mining tax (expense)/benefit	(2,303)	(5,665)	(1,037)	(16,390)	(8,439)	(17,982)	27,141	(5,285)	4,705	(25,255)

Net profit/(loss) for the period before minority interest	13,110	17,311	4,773	31,798	(10,628)	48,855	(36,656)	1,961	1,736	72,260

Capital expenditure	13,859	10,807	7,620	4,030	15,460	37,340	157,100	267	(37,341)	209,142

Total assets	812,220	148,746	51,392	288,248	46,674	183,910	127,611	358,090	(133,831)	1,883,060

Total liabilities	443,863	39,109	(1,632)	74,150	24,962	104,129	163,773	19,606	(63,240)	804,720

F–59

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Year ended June 30, 2002

									Reconciliation
						Free Gold			of segment
	Free			Rand-	Elands-	Joint			data to the
	State	Evander	Kalgold	fontein	kraal	Venture			consolidated
	(South	(South	(South	(South	(South	(South	Australian	(*)	financial
	Africa)	Africa)	Africa)	Africa)	Africa)	Africa)	operations	Other	statements	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Profit and loss
Revenue	179,341	116,773	17,506	159,629	133,834	89,998	66,402	1,804	(90,000)	675,287
Production costs	(132,430)	(70,867)	(12,727)	(99,279)	(93,167)	(42,317)	(59,536)	(906)	42,317	(468,912)

Cash operating profit	46,911	45,906	4,779	60,350	40,667	47,681	6,866	898	(47,683)	206,375
Other revenues	6,633	1,631	9	2,489	356	1,950	5,858	4,577	(1,950)	21,553
Other income/(costs)	(3,212)	(4,350)	(1,276)	(28,001)	(12,493)	(8,248)	5,210	(1,745)	(70,154)	(124,269)
Including:
– Interest expense	(18,303)	(3)	(2)	(1)	—	(3,476)	(1,157)	388	3,477	(19,077)
– Employment termination cost	(1,611)	(159)	—	(3,046)	(503)	—	(3,163)	(293)	—	(8,775)
– Depreciation and amortization	(8,028)	(2,581)	(1,121)	(5,017)	(3,560)	(2,962)	(6,810)	(110)	6	(30,183)
– Impairment	6,860	—	—	1,176	—	—	(42,856)	—	(9,464)	(44,284)
– Financial instruments	971	—	—	(12,110)	—	—	15,634	4,444	—	8,939
Profit/(loss) before tax	50,332	43,187	3,512	34,838	28,530	41,383	17,934	3,730	(119,787)	103,659
Income and mining tax (expense)/benefit	(7,347)	(14,719)	4,220	(13,741)	(1,451)	(13,318)	(490)	(10,311)	42,789	(14,368)

Net profit/(loss) for the period before minority interest	42,985	28,468	7,732	21,097	27,079	28,065	17,444	(6,581)	(76,998)	89,291

Capital expenditure	9,336	9,596	2,419	1,483	13,725	3,137	22,862	(454)	(3,137)	58,967

Total assets	558,343	117,618	31,934	214,898	37,815	94,446	287,190	20,902	(68,005)	1,295,141

Total liabilities	235,096	35,778	(2,198)	48,556	12,782	58,496	195,276	4,541	(46,312)	542,015

(*) The Bissett mine in Canada was placed on care and maintenance at the end of the previous financial year, and clean-up results amounting to $1.8 million revenue (257kg) and $0.9 million production costs were reflected under “Other” for 2002.

F–60

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

(b)	Business combinations – acquisition date

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

(c)	Business combinations – purchase price

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

(d)	Business combinations – goodwill

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

(e)	Profit/(loss) on disposal of investments in subsidiaries, associates, joint ventures and other assets

Generally, the calculation of, and accounting for, profits/(losses) resulting from the disposal of investments in subsidiaries, associates, joint ventures and other assets are similar under management reporting purposes as it is under US GAAP. However, the calculation of the profit/(loss) for management reporting purposes is determined using the carrying amount of the subsidiary’s, associate’s or joint venture’s net assets, or the carrying amount of the other asset, based on management reporting purposes, which may differ from the net assets or carrying value under US GAAP and the fair value of purchase consideration, as determined under US GAAP.

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

F–61

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

F–62

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

We have audited the accompanying balance sheets of the ARMGold/Harmony Freegold Joint Venture (Pty) Limited and its subsidiaries (the “Company”) as of June 30, 2003 and 2002, and the related consolidated statements of income, cash flows and of changes in shareholders’ equity for year ended June 30, 2003 and the six-month period ended 30 June, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

South African Standards of Generally Accepted Accounting Practice vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income for the year ended June 30, 2003 and the six-month period ended June 30, 2002 and the determination of the shareholders’ equity at June 30, 2003 and 2002 to the extent summarized in Note 29 to the financial statements.

/S/ PRICEWATERHOUSECOOPERS INC. Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg, Republic of South Africa
December 12, 2003

F–63

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

INCOME STATEMENT

FOR THE YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002

		12 months	6 months
		2003	2002
	Notes	R’000	R’000
Revenue		3,464,045	1,835,945
Cash operating costs	4	(2,125,466)	(863,262)

Cash operating income		1,338,579	972,683
Interest received	5	217,792	37,512
Profit on sale of property		39,965	2,256
Interest paid	6	(205,842)	(105,002)

Cash income		1,390,494	907,449
Depreciation and amortization		(139,186)	(60,426)
Ongoing rehabilitation expenses		(16,932)	(20,000)
Reversal of provision for rehabilitation		5,495	—
Provision for post retirement benefits		—	(2,226)

Income before tax	7	1,239,871	824,797
Taxation	8	(328,369)	(271,680)

Net income for the period		911,502	553,117

F–64

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

BALANCE SHEET

AS AT JUNE 30, 2003 AND 2002

		2003	2002
	Notes	R’000	R’000
ASSETS
Non-current assets
Property, plant and equipment	9	2,829,594	2,698,021
Investments	10	554,720	458,647
Investments in subsidiaries and group companies	11	2	—
Restricted cash	14	89,435	—

Total non-current assets		3,473,751	3,156,668

Current assets
Inventories	12	19,765	15,744
Receivables	13	214,962	118,957
Cash and cash equivalents	14	445,810	1,006,529

Total current assets		680,537	1,141,230

Total assets		4,154,288	4,297,898

EQUITY AND LIABILITIES
Shareholders’ equity
Share capital issued	15	20	20
Retained earnings		1,164,619	553,117

Total shareholders’ equity		1,164,639	553,137

Non-current liabilities
Long term loans	16	1,765,699	2,112,338
Provision for environmental rehabilitation	17	319,959	267,277
Provision for post-retirement benefits	18	2,226	2,226
Deferred tax liability	8	614,216	333,662

Total non-current liabilities		2,702,100	2,715,503

Current liabilities
Accounts payable and accrued liabilities	19	244,080	1,020,627
Income and mining tax payable	8	43,469	8,631

Total current liabilities		287,549	1,029,258

Total equity and liabilities		4,154,288	4,297,898

F–65

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002

			Retained
	Number of	Capital	Earnings	Total
	shares	R’000	R’000	R’000
Balance at January 1, 2002	—	—	—	—
Shares issued	20,000	20	—	20
Net income for the period	—	—	553,117	553,117

Balance at June 30, 2002	20,000	20	553,117	553,137

Net income for the period	—	—	911,502	911,502
Dividends paid	—	—	(300,000)	(300,000)

Balance at June 30, 2003	20,000	20	1,164,619	1,164,639

F–66

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002

		12 months	6 months
		2003	2002
	Notes	R’000	R’000
Cash flow from operations
Cash received from customers		3,462,307	1,822,898
Less: payments made to suppliers and employees		2,339,185	753,340

Cash generated from operations	23	1,123,122	1,069,558
Interest received		156,290	37,512
Interest paid		(157,123)	(56,535)
Taxation paid		(8,631)	—

Net cash provided by operations		1,113,658	1,050,535

Cash flow from investing activities
Acquisition of business	24	(120,000)	(1,800,000)
Proceed on disposal of mining assets		55,259	2,507
Additions to property, plant and equipment		(141,948)	(31,724)
Cost of acquisitions capitalized		—	(32)
Loans to subsidiaries		(2)	—
Amounts invested in environmental trusts		(71)	(14,777)

Net cash utilized in investing activities		(206,762)	(1,844,026)

Cash flow from financing activities
(Decrease)/Increase in amounts due to holding companies		(391,303)	1,800,000
Decrease in other borrowings		(686,877)	—
Ordinary shares issued-net of expenses		—	20
Dividends paid		(300,000)	—

Net cash generated by financing activities		(1,378,180)	1,800,020

Net increase in cash and cash equivalents		(471,284)	1,006,529
Cash and cash equivalents - beginning of period		1,006,529	—

Cash and cash equivalents - end of period	14	535,245	1,006,529

F–67

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

The ARMgold/Harmony Freegold Joint Venture (Pty) Limited (“Free Gold”) operates in the gold mining industry in South Africa. Gold bullion, the Company’s principal product, is produced at its operations and sold in South Africa and internationally.

2.	FUNCTIONAL CURRENCY

The functional currency of the Company is the South African Rand.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1	BASIS OF PREPARATION

The financial statements are prepared on the historical cost basis except for certain financial instruments, which are carried at fair value. The accounting policies as set out below have been consistently applied, and comply with South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) and the South African Companies Act.

3.2	USE OF ESTIMATES

The preparation of the financial statements in conformity with SA GAAP requires the Company’s management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by management include the valuation and amortization of long lived assets as well as estimates of exposure and liabilities with regard to rehabilitation costs, employee benefit liabilities and taxation. Actual results could differ from those estimates.

3.3	FINANCIAL INSTRUMENTS

Financial instruments are initially measured at cost including transaction costs. Subsequent to initial recognition, these instruments are measured as set out below. Financial instruments carried on the balance sheet include cash and bank balances, money market instruments, investments, receivables, trade creditors and borrowings.

3.4	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.

3.5	INVESTMENTS

Listed investments

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

Unlisted investments

Unlisted investments are reflected at fair value, or cost, where fair value cannot reliably be measured. Fair value is based on directors’ valuation. If the directors are of the opinion that there has been a permanent impairment in the value of any of these investments, they are written down and recognized as an expense in the period in which the diminution is determined to have taken place.

F–68

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.6	INVENTORIES

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

3.7	RECEIVABLES

Accounts receivable are stated at the gross invoice value, adjusted for payments received and an allowance for doubtful debts, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.

3.8	ACCOUNTS PAYABLE

Accounts payable are stated at cost, adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

3.9	BORROWINGS

Borrowings are recognized at amortized cost, comprising original debt less principal payments and amortizations.

Interest-free loans are shown at cost, as no fair value can be determined due to the fact that no interest is charged and there are no fixed terms for repayment.

3.10	EXPLORATION COSTS

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

3.11	PROPERTY, PLANT AND EQUIPMENT

(a)	Mining assets

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

F–69

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.11	PROPERTY, PLANT AND EQUIPMENT (Continued)

(b) Non-mining fixed assets

Land is shown at cost and not depreciated. Buildings and other non-mining fixed assets are shown at cost less accumulated depreciation.

(c) Depreciation and amortization

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

(d) Impairment

The recoverability of the carrying value of the long term assets of the Company, which include development costs, are annually compared to the net book value of the assets, or whenever events or change in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price. In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is the Company’s weighted average cost of capital as determined by the Capital Asset Pricing Model. An impairment is recognized in the income statement whenever the carrying amount of the asset exceeds its recoverable amount, to the extent that the carrying amount exceeds the assets’ recoverable amount. The revised carrying amounts are amortized in line with the Company’s accounting policies.

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

3.12	ENVIRONMENTAL OBLIGATIONS

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

The net present value of future rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect the time value of money.

Annual changes in the provision consist of finance cost relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortized as noted in the Company’s accounting policy.

F–70

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.12	ENVIRONMENTAL OBLIGATIONS (Continued)

Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.

3.13	ENVIRONMENTAL TRUST FUNDS

Annual contributions are made to the Company’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the company’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trust plus growth in the trust funds are included under investments on the balance sheet.

3.14	PROVISIONS

Provision are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

3.15	DEFERRED TAXATION

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

3.16	PENSION PLANS AND OTHER EMPLOYEE BENEFITS

(a) Pension plans

Pension plans are funded through annual contributions. The Company’s contributions to the defined contribution pension plans are charged to the income statement in the period to which they relate. The Company’s liability is limited to its annually determined contributions.

(b) Medical plans

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

F–71

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.17	FOREIGN CURRENCY TRANSACTIONS

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

3.18	REVENUE RECOGNITION

(a) Revenue

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

(b) Interest income

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

4.	CASH OPERATING COSTS

	12 months	6 months
	2003	2002
	R’000	R’000
Cash operating costs include mine production, transport and refinery costs, movement in inventories and ore stockpiles. These costs, analyzed by nature, consist of the following:
Labour costs, including contractors	1,279,957	266,108
Stores and materials	538,651	103,179
Water and electricity	255,088	57,698
Changes in inventory	(4,138)	(11,818)
Other	55,908	448,095

	2,125,466	863,262

5. INTEREST RECEIVED

Bank and call accounts	156,033	17,650
AngloGold	204	4,929
Rehabilitation funds	61,502	14,777
Other	53	156

	217,792	37,512

F–72

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

6. INTEREST PAID

	12 months	6 months
	2003	2002
	R’000	R’000
Loans - shareholders	157,019	29,080
Loan - Anglo	43,224	75,922
Interest portion of rehabilitation provision accretion	5,495	—
Other	104	—

	205,842	105,002

7. INCOME BEFORE TAX

The following have been included in income before tax:
Auditors’ remuneration	1,116	650

Fees - current year	1,116	650

8. TAXATION

Current income and mining taxes	43,469	8,631
Deferred income and mining taxes	284,900	263,049

Total income and mining taxes expense	328,369	271,680

Mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate for temporary differences. Major items causing the Company’s income tax to differ from the estimated effective mining rate of 30%

(2002: 30%) were:
Income before tax at estimated mining statutory rate	570,341	379,407
Non-taxable income/additional deductions	(117,986)	25,264
Rate adjustment to reflect estimated effective mining tax rate	(114,833)	(131,172)
Difference between non-mining tax rate and estimated mining statutory rate on non-mining income	(9,153)	(1,819)

Income and mining tax expense	328,369	271,680

Deferred income and mining tax liabilities and assets on the balance sheet on 30 June 2003, relate to the following:
Deferred income and mining tax liabilities
Depreciation and amortization	812,072	768,152
Product inventory not taxed	4,787	3,546

Gross deferred income and mining tax liability	816,859	771,698

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

8. TAXATION (Continued)

	2003	2002
	R’000	R’000
Net deferred income and mining tax assets	(193,058)	(443,670)
Unredeemed capital expenditure	(225,563)	(446,868)
Provisions, including rehabilitation accruals	32,505	3,198

Net deferred income and mining tax liabilities/(assets)	623,801	327,988

Short-term portion included	9,585	(5,674)

	614,216	333,662

Reconciliation of the movement for the period:
Opening balance	327,988	—
Property, plant and equipment	43,920	768,152
Inventory	1,241	3,546
Unredeemed capital expenditure	221,305	(446,868)
Provisions	29,347	3,158

Closing balance	623,801	327,988

As at June 30, 2003, the Company has unredeemed capital expenditure of R752 million (2002 - R 1,489 million) available for deduction against future mining income. These future deductions are utilizable against mining income generated only from the Company’s current mining operations and does not expire unless the Company ceases to trade for a period longer than one year.

Current mining and non-mining tax liability
Current year	43,469	8,631

Due to South African Revenue Services	43,469	8,631

9. PROPERTY, PLANT AND EQUIPMENT

Mining properties, mine development costs and mine plant facilities
Cost at beginning of the year	2,758,447	—
Acquired through the purchase of businesses	145,189	2,726,974
Additions	132,348	31,724
Disposals	(6,778)	(251)

	3,029,206	2,758,447
Accumulated depreciation and amortization at beginning of period	60,426	—
Charge for the period	139,186	60,426

	199,612	60,426

Net book value	2,829,594	2,698,021

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

9.  PROPERTY, PLANT AND EQUIPMENT (Continued)

		2003	2002
		R’000	R’000
Mining properties, mine development costs and mine plant facilities

An amount of R 1 billion has been guaranteed to BoE Merchant Bank and Harmony Gold Mining Company Ltd in equal portion. This is collateralized by certain of the assets, including all moveable assets. See note 26 below.

10. NON-CURRENT INVESTMENTS

Amounts contributed to environmental trust funds		554,720	458,647

The environmental trust funds are irrevocable trusts under the Company’s control. The monies in the trusts are invested in interest bearing short-term investments and listed investments and approximate their fair value.

11. INVESTMENTS IN SUBSIDIARIES AND GROUP COMPANIES

	Interest
Shares	%
Jeanette Gold Mines Ltd	100	—	—

(Amount smaller than R 1,000)
Loans
Jeanette Gold Mines Ltd		2	—

12. INVENTORIES

Gold in-process		15,956	11,816
Stores and material at average cost		3,809	3,928

		19,765	15,744

13. RECEIVABLES

Value added tax		12,460	41,163
Trade receivables		16,959	14,558
Metals on consignment		52,320	40,239
Prepayments		95	4,324
Interest		7,771	4,708
Payroll debtors		11,953	3,054
Anglo Gold – current account		71,217	2,027
Other		42,187	8,884

		214,962	118,957

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

14. CASH AND CASH EQUIVALENTS

	2003	2002
	R’000	R’000
Cash and cash equivalents	445,810	1,006,529
A balance of R 377 million (June 2002 - R 254 million) has been pledged to BoE Merchant Bank in terms of debt guarantee agreements between the Company and BoE Merchant Bank.
Restricted cash balance	89,435	—
Under agreement with BoE Merchant Bank, certain of the Company’s cash resources are restricted for specific use. This restriction will apply until the date that Freegold obtains full title to all mining and lease rights and obtains the permanent mining authorization.

R 48,4 million of the restricted cash is pledged to the Department of Minerals and Energy.

Total cash and cash equivalents	535,245	1,006,529

15. SHARE CAPITAL

Share capital
Authorized
100,000 ordinary shares of R 1.00 each	100	100

Issued
20,000 ordinary shares of R1.00 each
Balance at beginning of period	20	—
Issued during the period	—	20

Balance at end of period	20	20

16. BORROWINGS

Long-term borrowings
Uncollateralized
Loans from shareholders
ARMGold Limited	718,889	914,540
Harmony Gold Mining Company Limited	718,888	914,540

	1,437,777	1,829,080

One billion rand of the loans bear interest at a rate of 15,48845%. No interest is charged on the balance. There is no schedule for repayments on the loans.
Other loans
Gold Fields Limited	8,206	—
Less: Short-term portion	(2,578)	—

	5,628	—

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

16. BORROWINGS (Continued)

	2003	2002
	R’000	R’000
Long-term borrowings (Continued)
Uncollateralized (Continued)
Other loans (Continued)
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

Total uncollateralized long-term borrowings	1,443,405	1,829,080

Collateralized
AngloGold	322,294	964,707
Less: short-term portion	—	(681,449)

Total collateralized long-term borrowings	322,294	283,258

Total long-term borrowings	1,765,699	2,112,338

On December 24, 2001, Free Gold entered into an agreement with AngloGold Limited to purchase its Free Gold assets for R 2,741 million which comprised of a cash payment of 1,800 million, R259 million being the fair value of the R400 million interest free loan received from AngloGold of R259 million and R682 million being the reimbursement to AngloGold of the taxes payable on the sale of the Free Gold assets. R1,800 million was paid during April 2002 at the call rate from this date until the 10th business day after the date of fulfillment of the last of the conditions precedent. R400 million is payable on January 1, 2005 at no interest charge. The balance of the consideration became payable on June 23, 2003, five business days before AngloGold was obliged to pay recoupment tax, capital gains tax and any other income tax on the disposal of the assets. No interest was charged on this amount.

Other borrowings

The level of the Company’s borrowing powers, as determined by its articles of association, is such that, taking into account the obligations as at June 30, 2003, the Company will have unrestricted access to loan financing for its reasonable foreseeable requirements. As at June 30, 2003, total borrowings amounted to R 1,768 million (2002: R 2,861 million)

F–77

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

17. PROVISION FOR ENVIRONMENTAL REHABILITATION

	2003	2002
	R’000	R’000
Provision raised for future rehabilitation
Opening balance	267,277	—
Acquisition of assets and liabilities from businesses	40,390	247,277
Change in estimate and inflation	6,797	20,000
Interest cost	5,495	—

Closing balance	319,959	267,277

While the ultimate amount of rehabilitation cost to be incurred in the future is uncertain, the Company has estimated that based on current environmental and regulatory requirements, the total costs for the mines, in current monetary terms, will be R 601 million (June 2002 - R 538 million).

The movement in the investments in the Environmental Trust Funds, were as follows:
Opening balance	458,647	—
Transferred from other trust funds	34,500	443,870
Contributions made	71	—
Interest accrued	61,502	14,777

Closing balance	554,720	458,647

Ultimate estimated rehabilitation cost	600,542	538,376
Amounts invested in Environmental Trust Funds	554,720	458,647

Future net obligation	45,822	79,729

The Company intends to finance the ultimate rehabilitation costs from the monies invested with the environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

18. PROVISION FOR POST-RETIREMENT BENEFITS

The provision for former employees’ post-retirement benefits comprise medical benefits for former employees who have retired. The amounts were based on an actuarial valuation conducted during the current year.

The amounts recognized in the balance sheet are as follows:
Present value of unfunded obligation	2,226	2,226

The amount recognized in the income statement are as follows:
Provision for liability	—	2,226

The movement in the liability recognized in the balance sheet is as follows:
At the beginning of the period	2,226	—
Total expense as above	—	2,226

At the end of the period	2,226	2,226

F–78

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

18. PROVISION FOR POST-RETIREMENT BENEFITS (Continued)

	2003	2002
	R’000	R’000
The principal actuarial assumptions used for accounting purposes were:
Discount rate	12%	12%
Assumed medical subsidy inflation	7%	7%

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Short-term portion of long-term borrowings	2,578	681,449
Payroll and leave liabilities	145,915	133,726
Short-term portion of deferred tax	9,585	(5,674)
Harmony Gold Mining Company Ltd	—	140,849
Other (including accrued liabilities)	86,002	70,277

	244,080	1,020,627

Leave liability

Employee entitlements to annual leave are recognized on an ongoing basis. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

20. EMPLOYEE BENEFITS

Number of permanent employees	16,860	13,734
Aggregate earnings:
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	1,011,765	183,575
Retirement benefit costs	63,738	36,732
Medical aid contributions	19,660	19,200

	1,095,163	239,507

21.	EMPLOYEE BENEFIT PLANS

Pension and Provident Funds: The Company contributes to several pension and provident funds governed by the Pension Fund Act, 1946. The pension funds are multi-employer industry plans. The Company’s liability is limited to its annually determined contributions.

The provident funds are funded on the “money accumulative basis” with the members’ and employer’s contributions having been fixed in the constitution of funds.

Substantially, all the Company’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Company for the year ended June 30, 2003 amounted to R 63.7 million (June, 30 2002-R 36.7 million.)

Post Retirement Benefits other than Pensions: Skilled workers participate in the Minemed medical scheme, as well as other medical schemes. As regards the Company, contributions are limited to current employees only. The Company’s contribution to the schemes on behalf of the current employees amounted to R 19.6 million (June 2002 -R 19.2 million) for the year.

F–79

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
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

Assumptions used to determine the liability relating to the Minemed medical scheme included, investment returns of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA “a mf” tables and a medical inflation rate of 7%.

22.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT OF FINANCIAL INSTRUMENTS

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

Foreign currency sensitivity

In the ordinary course of business, Free Gold enters into transaction denominated in foreign currency (primarily US Dollars). As a result, Free Gold is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Free Gold does not generally hedge its exposure to foreign currency exchange rates.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk , consists principally of cash and cash equivalents, short-term investments and various derivatives financial instruments. The Company’s financial instruments do not represent a concentration of credit risk because the Company deals and maintains cash and cash equivalents and derivatives financial instruments with a variety of well-established financial institutions of high quality and credit standing. The Company’s debtors and loans are regularly monitored and assessed. An adequate level of provision is maintained.

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

F–80

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

22.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT OF FINANCIAL INSTRUMENTS (Continued)

Fair value

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

23.	CASH GENERATED FROM OPERATIONS

	12 months	6 months
	2003	2002
	R’000	R’000
Reconciliation of profit before taxation to cash generated from operations:
Income before taxation	1,239,871	824,797
Adjustments for:
Interest received	(217,792)	(37,512)
Interest paid	200,347	105,002
Profit on sale of mining assets	(39,965)	(2,256)
Depreciation and amortization	139,186	60,426
Net change in provision for environmental rehabilitation	12,292	20,000
Net increase in provision for post-retirement benefits	—	2,226
Movement in gold inventory	(4,138)	(11,818)
Bad debts	800	170
Effect of changes in operating working capital items:
Receivables	(96,805)	(119,127)
Inventories	2,262	(3,928)
Accounts payable and accrued liabilities	(112,936)	231,578

Cash generated by operations	1,123,122	1,069,558

24. ACQUISITION OF BUSINESSES

With effect from January 1,2002, the Company purchased the Free Gold assets and liabilities from AngloGold for R 2,741 million. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

R’000
Environmental trust fund	443,871
Property, plant and equipment	2,726,974
Accounts payable and accrued liabilities	(117,496)
Long-term liabilities	(247,277)
Deferred tax	(64,940)

Total purchase price carried forward	2,741,132

F–81

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

24. ACQUISITION OF BUSINESSES (Continued)

R’000
Total purchase price carried down	2,741,132
Paid for by way of borrowings	(941,132)
Paid for by cash	(1,800,000)

Cash and cash equivalents at acquisition	—

With effect from October 30, 2002, the Company purchased the St Helena assets and liabilities from Gold Fields for R 129 million. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

Environmental trust fund	34,500
Property, plant and equipment	144,109
Inventory	2,145
Provision for environmental rehabilitation	(40,390)
Deferred tax	(10,912)

Total purchase price	129,452
Paid for by way of royalties	(9,452)
Paid for by cash	(120,000)

Cash and cash equivalents at acquisition	—

25. COMMITMENTS AND CONTINGENCIES

	2003	2002
	R’000	R’000
Capital expenditure commitments
Contracts for capital expenditure	11,193	2,222
Authorized by the directors but not contracted for	840,400	25,072

	851,593	27,294

26. GUARANTEES

BoE Merchant Bank	500,000	500,000
Harmony Gold Mining Company Ltd	500,000	500,000

	1,000,000	1,000,000

An amount of R 1 billion has been guaranteed to BoE Merchant Bank and Harmony Gold Mining Company Ltd in equal portions. This is linked to the ARMGold loan from BoE and will be triggered if ARMGold fails to meet its obligation to BoE. The BoE loan is collateralized by certain assets including all moveable assets. Refer to notes 9 and 14

F–82

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

27.	RELATED PARTY TRANSACTIONS

Harmony Gold Mining Company and ARMGold have joint control over Freegold and are therefore related parties.

The following related party transactions took place during the year under review:

		Amount
Party	Transaction	R’000	Basis
Harmony Gold	Intergroup loan-credit balance	718,888
Harmony Gold	Interest paid	78,510	15.5% interest on R 500 million
Harmony Gold	Consumables purchased	421,600	Cost
Harmony Gold	Service charge	10,791	Cost
Harmony Gold	Assay costs charged	8,812	Cost
ARMGold	Intergroup loan-credit balance	718,889
ARMGold	Interest paid	78,509	15.5% interest on R 500 million
ARMGold	Assay costs charged	21,639	Cost
ARMGold	Transport costs charged	74	Cost

All of the above transactions took place on normal arm’s length basis.

28.	GEOGRAPHICAL AND SEGMENTAL ANALYSIS

The Company is a one product mine (gold), mining and operating in the Free State Province in the Republic of South Africa.

29.	US GAAP INFORMATION

The financial statements have been prepared in accordance with South African Standards of Generally Accepted Accounting Practice (“SA GAAP”) which differs in certain respects from Generally Accepted Accounting Principles in the United States (“US GAAP”). The effect of applying US GAAP principles to net income and shareholders’ equity is set out below along with an explanation of applicable differences between SA GAAP and US GAAP:

	2003	2002
	R’000	R’000
Net income as reported in accordance with SA GAAP	911,502	553,117
Items increasing/(decreasing) net income:
Business combinations-acquisition date (i)	—	(312,313)
Business combinations-purchase price (ii)	21,473	15,076
Environmental rehabilitation (iii)	(165)	4,165
Tax effects of the above described adjustments (iv)	(6,392)	8,746

Income before cumulative effect of change in accounting principle	926,418	268,791
Cumulative effect of change in accounting principle, net of tax	(474)	—

Net profit in accordance with US GAAP	925,944	268,791

F–83

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

29.      US GAAP INFORMATION (Continued)

	2003	2002
	R’000	R’000
Shareholders’ equity as reported in accordance with SA GAAP	1,164,639	553,137
Items increasing/(decreasing) shareholders’ equity:
Business combinations - acquisition date (i)	(312,313)	(312,313)
Business combinations - purchase price (ii)	36,549	15,076
Environmental rehabilitation (iii)	3,526	4,165
Tax effects of the above described adjustments (iv)	2,354	8,746

Shareholders’ equity in accordance with US GAAP	894,755	268,811

(i)	Business combinations-acquisition date

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

(ii)	Business combinations-purchase price

Under SA GAAP, the Company determined the final purchase price of the Free Gold assets to be
    R 2,741, being the sum of a cash payment of R 1,800, the taxes payable by the seller on the transaction of
      R 682 million (this had been estimated to be R 632 million as at June 30, 2002) and the fair value of a
        R 400 million interest-free loan being R 259 million. Under US GAAP, the Company determined the purchase price to be
          R 2,264 million, being the sum of a cash payment of R 1,800 million, the taxes payable by the seller on the transaction of
            R 682 million and the fair value of the R 400 million interest-free loan being
              R 270 million, offset by the cash flows of R 488 million generated by the Free Gold assets during the period January 1, 2002
(the date upon which the Company assumed joint operational control) and April 23, 2002 (the date upon which all the conditions precedent to the transactio were fulfilled and the transaction completed).

(iii)	Provision for rehabilitation

(a) Method of recognition

Under both SA GAAP and US GAAP, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset raised. Under US GAAP, prior to fiscal 2003, environmental rehabilitation costs were provided for, based on the units of production method based on the expected ultimate rehabilitation amount.

(b) Amortization of the rehabiltation asset

The rehabilitation assets carrying value under SA GAAP is different to that under US GAAP, which results in a differing amortization charge.

(iv)	Tax effects of the above described adjustments

Reflects the tax effects of the above described US GAAP adjustments.

F–84