Form 20-F/A
period 2004-06-30
HARMONY GOLD MINING CO LTD
filed 2004-10-21
CIK 1023514

As filed with the Securities and Exchange Commission on October 5, 2004
and the amendment subsequently filed on October 20, 2004

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

Item 16E. Purchases of Equity Securities by the Issuer

Not applicable.

Item 17. Financial Statements

We have elected to provide financial statements for the fiscal year ended June 30, 2004 and the related information pursuant to Item 18.

Item 18. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Harmony Gold Mining Company Limited	Page
Report of the Independent Registered Public Accounting Firm	F–1
Consolidated Income Statements for the years ended June 30, 2004, 2003 and 2002	F–2
Consolidated Balance Sheets at June 30, 2004 and 2003	F–4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2004, 2003 and 2002	F–5
Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002	F–7
Notes to the Consolidated Financial Statements	F–8

ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited	Page
Report of the Independent Auditors	F–63
Income Statement for the three month period ended September 30, 2003, the year ended June 30, 2003 and the six month period ended June 30, 2002	F–64
Balance Sheet as at June 30, 2003	F–65
Statement of Shareholders’ Equity for the year ended June 30, 2003 and the six month period ended June 30, 2002	F–66
Statement of Cash Flows for the three month period ended September 30, 2003, the year ended June 30, 2003, and the six month period ended June 30, 2002	F–67
Notes to the Financial Statements	F–68

Avgold Limited Financial Statements
for the period ended 30 April 2004

Page
Directors’ approval	FF–3
Certificate by secretary	FF–4
Report of Independent Auditors	FF–5
Directors’ report	FF–6–8
Income statement	FF–6
Balance sheet	FF–7
Cash flow statement	FF–8
Statement of changes in equity	FF–9
Notes to the financial statements	FF–10–27

Item 19. Exhibits

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement on Form 8-A filed on November 18, 2002).

2.1	Notice to shareholders dated September 23, 2003 in respect of the Annual General Meeting held on November 14, 2003. *

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004. *

2.4	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.5	Form of ADR (included in Exhibit 2.4).

2.6	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.7	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.8	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.9	Shareholder Circular to Avgold shareholders dated April 8, 2004. *

2.10	Shareholder Circular to Anglovaal Mining Limited’s (“ARM”) shareholders dated March 23, 2004. *

2.11	Trust Deed entered into between Harmony and JPMorgan Corporate Trustee Services Limited dated May 21, 2004. *

2.12	Agency Agreement between Harmony, JPMorgan Corporate Trustee Services Limited, JPMorgan Chase Bank and JPMorgan Luxembourg SA dated May 21, 2004. *

2.13	Form of Global Bond. *

2.14	Bond Offering Circular dated May 19, 2004. *

3	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004. *

4.1	Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited’s (“ARM”) holding in Harmony, ARM Platinum (Pty) Ltd (“ARMPlats”) and the African Rainbow Minerals Consortium Limited’s debt, signed on February 16, 2004. *

4.2	Addendum to Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited signed on March 15, 2004. *

Item 19. Exhibits

4.3	Notarial sale and subscription agreement between Kalahari Goldridge Mining Company Limited, Harmony, ARMPlats and Avmin entered into on February 16, 2004.*

4.4	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (see Exhibit 3).

4.5	Harmony Share Option Scheme (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

4.6	Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 16, 2001 (incorporated by reference to Harmony’s Registration Statement on Form 20F filed on December 23, 2001).

4.7	Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 14, 2003 (see Exhibit 2.1).

4.8	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (see Exhibit 2.8).

4.14	Joint Venture Agreement between ARMgold Limited, Harmony and Clidet 383 (Proprietary) Limited, dated April 5, 2002.*

4.15	Merger Agreement between ARMgold Limited and Harmony dated September 22, 2003 (incorporated by reference to Harmony’s Registration Statement on Form 20-F filed on December 17, 2003).

4.16	Sale of Business Agreement between Anglogold Limited, Clidet 383 (Pty) Ltd and Harmony Gold Mining Company Limited and ARM (Pty) Ltd in respect of the Free Gold assets entered into on December 24, 2001.*

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited.*

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification of the chief executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the chief financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Incorporated by reference to Harmony’s annual report on Form 20-F for the year ended June 30, 2004, as amended.

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
Date: October 21, 2004

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
Johannesburg, Republic of South Africa
December 12, 2003

F–63

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

INCOME STATEMENT

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003, YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002

		3 months to
		30 September 2003	12 months	6 months
		(unaudited)	30 June 2003	30 June 2002
	Notes	R’000	R’000	R’000
Revenue		745,007	3,464,045	1,835,945
Cash operating costs	4	(579,534)	(2,125,466)	(863,262)

Cash operating income		165,473	1,338,579	972,683
Interest received	5	37,638	217,792	37,512
Profit on sale of property		5,731	39,965	2,256
Interest paid	6	(45,917)	(205,842)	(105,002)
Other expenses		38	—	—

Cash income		162,887	1,390,494	907,449
Depreciation and amortization		(32,949)	(139,186)	(60,426)
Ongoing rehabilitation expenses		(6,723)	(16,932)	(20,000)
Restructuring and employment termination costs		(12,157)	—	—
Reversal of provision for rehabilitation		—	5,495	—
Provision for post retirement benefits		—	—	(2,226)

Income before tax	7	111,058	1,239,871	824,797
Taxation	8	(31,021)	(328,369)	(271,680)

Net income for the period		80,037	911,502	553,117

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

F–66

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2003, YEAR ENDED JUNE 30, 2003 AND THE SIX MONTH PERIOD ENDED JUNE 30, 2002

		3 months	12 months	6 months
		30 September 2003	30 June 2003	30 June 2002
	Notes	R’000	R’000	R’000
		(Unaudited)
Cash flow from operations
Cash received from customers		738,433	3,462,307	1,822,898
Less: payments made to suppliers and employees		541,424	2,339,185	753,340

Cash generated from operations	23	197,009	1,123,122	1,069,558
Interest received		37,638	156,290	37,512
Interest paid		(33,438)	(157,123)	(56,535)
Taxation paid		—	(8,631)	—

Net cash provided by operations		201,209	1,113,658	1,050,535

Cash flow from investing activities
Acquisition of business	24	—	(120,000)	(1,800,000)
Proceed on disposal of mining assets		9,315	55,259	2,507
Additions to property, plant and equipment		(61,034)	(141,948)	(31,724)
Cost of acquisitions capitalized		—	—	(32)
Loans to subsidiaries		—	(2)	—
Unlisted investments acquired		(1,599)
Amounts invested in environmental trusts		—	(71)	(14,777)

Net cash utilized in investing activities		(53,318)	(206,762)	(1,844,026)

Cash flow from financing activities
(Decrease)/Increase in amounts due to holding companies		32,739	(391,303)	1,800,000
Decrease in other borrowings		(481)	(686,877)	—
Ordinary shares issued-net of expenses		—	—	20
Dividends paid		—	(300,000)	—

Net cash generated by financing activities		32,258	(1,378,180)	1,800,020

Net increase in cash and cash equivalents		180,149	(471,284)	1,006,529
Cash and cash equivalents - beginning of period		535,245	1,006,529	—

Cash and cash equivalents - end of period	14	715,394	535,245	1,006,529

F–67

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

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

Unaudited income statement information has been provided for the period from July 1, 2003 through September 30, 2003, the effective date in which the remaining 50% interest in the Company was acquired by Harmony Goldmining Company Limited.

4.	CASH OPERATING COSTS

	3 months to
	30 September 2003	12 months	6 months
	(unaudited)	30 June 2003	30 June 2002
	R’000	R’000	R’000
Cash operating costs include mine production, transport and refinery costs, movement in inventories and ore stockpiles. These costs, analyzed by nature, consist of the following:
Labour costs, including contractors	371,008	1,279,957	266,108
Stores and materials	143,477	538,651	103,179
Water and electricity	83,355	255,088	57,698
Changes in inventory	(1,786)	(4,138)	(11,818)
Other	(16,520)	55,908	448,095

	579,534	2,125,466	863,262

5. INTEREST RECEIVED

Bank and call accounts	17,302	156,033	17,650
AngloGold	—	204	4,929
Rehabilitation funds	20,246	61,502	14,777
Other	90	53	156

	37,638	217,792	37,512

F–72

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

6. INTEREST PAID

	3 months to	12 months	6 months
	30 September 2003	30 June 2003	30 June 2002
	(unaudited)
	R’000	R’000	R’000
Loans - shareholders	32,738	157,019	29,080
Loan - Anglo	12,479	43,224	75,922
Interest portion of rehabilitation provision accretion	—	5,495	—
Other	700	104	—

	45,917	205,842	105,002

7. INCOME BEFORE TAX

The following have been included in income before tax:
Auditors’ remuneration	—	1,116	650

Fees - current year	—	1,116	650

8. TAXATION

Current income and mining taxes	2,099	43,469	8,631
Deferred income and mining taxes	28,922	284,900	263,049

Total income and mining taxes expense	31,021	328,369	271,680

Mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate for temporary differences. Major items causing the Company’s income tax to differ from the estimated effective mining rate of 30%

(2002: 30%) were:
Income before tax at estimated mining statutory rate	51,087	570,341	379,407
Non-taxable income/additional deductions	(2,144)	(117,986)	25,264
Rate adjustment to reflect estimated effective mining tax rate	(17,040)	(114,833)	(131,172)
Difference between non-mining tax rate and estimated mining statutory rate on non-mining income	(881)	(9,153)	(1,819)

Income and mining tax expense	31,021	328,369	271,680

Deferred income and mining tax liabilities and assets on the balance sheet on 30 June 2003, relate to the following:
Deferred income and mining tax liabilities
Depreciation and amortization	820,688	812,072	768,152
Product inventory not taxed	4,787	4,787	3,546

Gross deferred income and mining tax liability	825,475	816,859	771,698

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

8. TAXATION (Continued)

	3 months to
	30 September 2003 (unaudited)	12 months to 30 June 2003	6 months to 30 June 2002
	R’000	R’000	R’000
Net deferred income and mining tax assets	(181,117)	(193,058)	(443,670)
Unredeemed capital expenditure	(210,000)	(225,563)	(446,868)
Provisions, including rehabilitation accruals	28,883	32,505	3,198

Net deferred income and mining tax liabilities/(assets)	644,358	623,801	327,988

Short-term portion included	11,377	9,585	(5,674)

	632,981	614,216	333,662

Reconciliation of the movement for the period:
Opening balance	623,801	327,988	—
Property, plant and equipment	8,616	43,920	768,152
Inventory	—	1,241	3,546
Unredeemed capital expenditure	15,563	221,305	(446,868)
Provisions	(3,622)	29,347	3,158

Closing balance	644,358	623,801	327,988

As at June 30, 2003, the Company has unredeemed capital expenditure of R752 million (2002 - R 1,489 million) available for deduction against future mining income. These future deductions are utilizable against mining income generated only from the Company’s current mining operations and does not expire unless the Company ceases to trade for a period longer than one year.

Current mining and non-mining tax liability
Current year	45,567	43,469	8,631

Due to South African Revenue Services	45,567	43,469	8,631

9. PROPERTY, PLANT AND EQUIPMENT

Mining properties, mine development costs and mine plant facilities
Cost at beginning of the year		2,758,447	—
Acquired through the purchase of businesses		145,189	2,726,974
Additions		132,348	31,724
Disposals		(6,778)	(251)

		3,029,206	2,758,447
Accumulated depreciation and amortization at beginning of period		60,426	—
Charge for the period		139,186	60,426

		199,612	60,426

Net book value		2,829,594	2,698,021

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED
NOTES TO THE FINANCIAL STATEMENTS

9.  PROPERTY, PLANT AND EQUIPMENT (Continued)

		2003	2002
		R’000	R’000
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

23.	CASH GENERATED FROM OPERATIONS

	3 months to 30 September 2003	12 months	6 months
	(unaudited)	30 June 2003	30 June 2002
	R’000	R’000	R’000
Reconciliation of profit before taxation to cash generated from operations:
Income before taxation	111,058	1,239,871	824,797
Adjustments for:
Interest received	(37,638)	(217,792)	(37,512)
Interest paid	45,917	200,347	105,002
Profit on sale of mining assets	(5,731)	(39,965)	(2,256)
Depreciation and amortization	32,949	139,186	60,426
Net change in provision for environmental rehabilitation	6,407	12,292	20,000
Net increase in provision for post-retirement benefits	—	—	2,226
Movement in gold inventory	(1,786)	(4,138)	(11,818)
Bad debts	200	800	170
Other non-cash transactions	(20,245)
Effect of changes in operating working capital items:
Receivables	(37,217)	(96,805)	(119,127)
Inventories	161	2,262	(3,928)
Accounts payable and accrued liabilities	(28,500)	(112,936)	231,578

Cash generated by operations	197,009	1,123,122	1,069,558

24. ACQUISITION OF BUSINESSES

With effect from January 1, 2002, the Company purchased the Free Gold assets and liabilities from AngloGold for R 2,741 million. The aggregate fair value of the assets acquired and liabilities assumed were as follows:

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

F–84

Avgold Limited
Financial Statements
for the period ended 30 April 2004
and the years ended June 30, 2003 and 2002

Avgold Limited
(Reg. no. 1990/007025/06)

Financial Statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002

Avgold Limited
(Reg. no. 1990/007025/06)

Directors’ approval

Directors’ responsibility

The directors of the company are responsible for preparing the financial statements for submission to shareholders. The directors are responsible for ensuring that the financial statements fairly present the results of the company.

The auditors are responsible for independently reporting on these financial statements.

The financial statements for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002, approved by the board on October 18, 2004, comprise the following:

Income statement
Balance sheet
Cash flow statement
Statement of changes in equity
Business activities and operations
Accounting policies
Notes to the financial statements

On behalf of the board

/s/ Bernard Swanepoel

/s/ Frank Abbott

Directors

Avgold Limited

Certificate by secretary

I certify that the requirements as stated in section 268G(d) of the Companies Act, as amended, have been met and that all returns, as required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

Company secretary

Johannesburg
18 October 2004

Report of the Independent Auditors

To the shareholders of Avgold Limited

We have audited the accompanying balance sheets of Avgold Limited as at April 30, 2004, June 30, 2003 and June 30, 2002, and the related income statements, cash flow statements and statements of changes in shareholders’ equity for the 10 months ended April 30, 2004 and each of the years in the two-year period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in South Africa and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avgold Limited as of April 30, 2004 and June 30, 2003 and 2002, and the results of its operations, cash flows and changes in shareholders’ equity for the ten-month period ended April 30, 2004 and each of the years in the two-year period ended June 30, 2003 in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the South African Companies Act, 1973.

Statements of Generally Accepted Accounting Practice in South Africa vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the financial statements.

As discussed under Accounting Policies included in the Notes to the financial statements the company adopted AC133: Financial Instruments: recognition and measurement from July 1, 2002.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
18 October 2004

Avgold Limited

Income statement
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002

		April	June	June
		2004	2003	2002
	Notes	R’000	R’000	R’000
Revenue	1 & 2	643 107	999 480	363 802
Costs and expenses		599 277	889 560	346 468

- operating		394 828	673 344	265 137
- amortisation and depreciation		192 626	186 900	57 389
- retrenchments		—	—	4 747
- general and administration		11 823	29 316	19 195

Operating profit	3	43 830	109 920	17 334
Investment income	4	3 140	12 987	2 147
Finance cost	5	(4 341)	(57 946)	(8 419)
Foreign exchange (loss)/gain	6	(192)	66 745	30 335
Realised and unrealised non-hedge derivatives	7	(165 735)	(102 715)	—

(Loss)/income before exceptional item		(123 298)	28 991	41 397
Exceptional item	8	—	7 085	—

(Loss)/income before taxation		(123 298)	36 076	41 397
Taxation	9	3 750	9 207	5 000

Net (loss)/profit for the year		(127 048)	26 869	36 397

Avgold Limited

Balance sheet
as of

		April 30,	June 30,	June 30,
		2004	2003	2002
	Notes	R’000	R’000	R’000
Assets
Non-current assets		2 451 127	2 569 795	2 931 207

Property, plant and equipment	11	2 424 428	2 543 841	2 883 336
Investments	12	26 699	25 954	47 871

Current assets		99 620	84 382	208 742

Inventories	13	51 818	46 407	44 761
Trade and other receivables		46 525	37 214	55 171
Deposits and cash		1 277	761	108 810

Total assets		2 550 747	2 654 177	3 139 949

Equity and liabilities
Capital and reserves
Share capital		6 813	6 765	6 729
Share premium		2 241 252	2 219 900	2 206 385
Accumulated (loss)/retained earnings		(83 221)	43 827	16 958

Total shareholders’ equity		2 164 844	2 270 492	2 230 072
Non-current liabilities		293 697	144 639	630 105

Long-term loans	14	—	—	548 072
Non-hedge derivatives	7	250 079	102 715	—
Long-term provisions	15	43 618	41 924	82 033

Current liabilities		92 206	239 046	279 772

Trade and other payables	16	73 834	104 126	153 343
Overdrafts and shot-term borrowings	17	18 372	134 920	126 429

Total equity and liabilities		2 550 747	2 654 177	3 139 949

Avgold Limited

Cash flow statement
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002

		April 30,	June 30,	June 30,
		2004	2003	2002
	Notes	R’000	R’000	R’000
Cash generated from operations
Operating profit		43 830	109 920	17 334
Non-cash items and adjustments
Provisions		1 694	(5 546)	7 788
Profit on sale of property, plant and equipment		(5 097)	(1 519)	(3 709)
Loss on sale of investments		78	—	—
Amortisation and depreciation		192 626	186 900	57 389

		233 131	289 755	78 802
Net (payments to)/withdrawals from environmental trust fund		(1 490)	3 925	(4 151)
Retrenchment payments		—	—	(5 873)
Investment income		3 140	12 987	2 147
Finance charges		(4 341)	(57 946)	(8 419)
Taxation paid		(11 956)	—	—
Realised portion of non-hedge derivative		(18 371)	—	—

		200 113	248 722	62 506
Cash provided by/(reinvested in) working capital
Increase in inventories		(5 411)	(18 351)	(11 514)
(Increase)/decrease in trade and other receivables		(9 311)	13 578	(7 303)
(Decrease)/increase in trade and other payables		(22 086)	(30 390)	10 155

Net cash generated from operating activities		163 305	213 558	53 844
Cash utilised in investment activities
Property, plant and equipment acquired	18	(85 794)	(124 364)	(345 645)
Investments disposed/(acquired)		667	(483)	(1 124)
Proceeds on disposal of property, plant and equipment		17 678	3 558	9 240
Proceeds on sale of ETC mine	8	—	251 817	—

		(67 449)	130 528	(337 529)
Cash provided by financing activities
Net increase in shareholders’ funding		21 400	13 551	22 868
(Decrease)/increase in long-term loans	19	—	(376 189)	191 952
(Decrease)/increase in overdrafts and short-term borrowings	20	(116 740)	(77 658)	121 768

		(95 340)	(440 296)	336 588
Increase/(decrease) in cash and cash equivalents		516	(96 210)	52 903
Cash and cash equivalents at beginning of period/year		761	108 810	55 907
Translation adjustment		—	(11 839)	—

Cash and cash equivalent at end of the period/year		1 277	761	108 810

Avgold Limited

Statement of changes in equity
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002

Accumulated
	Share	Share	(loss)/retained
	capital	premium	income	Total
	R’000	R’000	R’000	R’000
Changes in shareholders’ equity
Balance at 1 July 2001	6 729	2 183 518	(19 439)	2 170 808
Net profit for the year	—	—	36 397	36 397
Share options exercised	—	22 867	—	22 867

Balance at 30 June 2002	6 729	2 206 385	16 958	2 230 072
Net profit for the year	—	—	26 869	26 869
Share options exercised	36	13 548	—	13 584
Expenses written off against share premium	—	(33)	—	(33)

Balance at 30 June 2003	6 765	2 219 900	43 827	2 270 492
Net loss for the period	—	—	(127 048)	(127 048)
Share options exercised	48	21 397	—	21 445
Expenses written off against share premium	—	(45)	—	(45)

Balance at 30 April 2004	6 813	2 241 252	(83 221)	2 164 844

	April 30,	June 30,	June 30,
	2004	2003	2002
Details of shares	R’000	R’000	R’000
Share capital and premium
Authorised
1 000 000 000 ordinary shares of one cent each	10 000	10 000	10 000

(2003: 1 000 000 000 ordinary shares of one cent each)
(2002: 1 000 000 000 ordinary shares of one cent each)
Issued
30 April 2004: 681 349 212 ordinary shares of one cent each	6 813
(2003: 676 453 556 ordinary shares of one cent each)		6 765
(2002: 672 943 402 ordinary shares of one cent each)			6 729
Share premium	2 241 252	2 219 900	2 206 385

	2 248 065	2 226 665	2 213 114

The unissued shares of 318 650 788 (2003: 323 546 444 and 2002: 327 056 598), of which nil (2003: 33 822 678 and 2002: 33 647 270) shares are specifically reserved for purposes of the share-incentive scheme, are under the control of the directors.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002

Business activities and operations

The business of Avgold Limited is to explore for, develop and operate gold mines in South Africa. The Company currently conducts gold mining operations at its Target mine situated in the Free State Province. The Company is managed by its directors on behalf of the shareholders.

Accounting policies

The financial statements are prepared in accordance with the historical cost convention modified for financial instruments, which are accounted for at fair value, and in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. The principal accounting policies, set out below, have been consistently applied except those relating to financial instruments following the implementation of AC133: Financial Instruments: recognition and measurement from July 1, 2002.

Revenue recognition

Revenue comprises the Rand amount received and receivable in respect of the supply of metals mined. Revenue is recognised when the risks and rewards of ownership transfer.

Other revenues earned are recognised on the following basis:

•	Interest income: as it accrues.

•	Dividend income from mining industry related investments: when received.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of mining assets that require a substantial period of time to prepare for their intended use, are capitalised.

Borrowing costs are expensed from the time that mining production becomes commercially viable.

Deferred taxation

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes.

The tax value of losses and unredeemed capital expenditure expected to be available for utilisation against future taxable income are set off against the deferred tax liability. Deferred tax assets are recognised only when it is probable that the related tax benefit will be realised.

Deferred tax is calculated at the mining cost formula rate. The effect on deferred tax of any changes in tax rates is charged to the income statement in the period the change is enacted.

Exploration and development

Exploration costs are expensed as incurred. When it has been established that a mineral property has development potential and following a positive detailed economic evaluation, further development, exploration and other expenditure prior to the commencement of commercial production is capitalised.

Ongoing development expenditure on existing mines is expensed as incurred. Major development and exploration expenditure incurred to expose the ore, increase production or extend the life of an existing mine is capitalised.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

Financial instruments

Financial instruments are initially measured at cost, which include transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

Unlisted investments are shown at cost.

Trade and other receivables

Trade and other receivables originated by the company are stated at cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at cost.

Financial liabilities

Borrowings are recognised at amortised cost, namely original debt less principal payments and amortizations.

Non-hedge derivatives

Forward exchange contracts that do not qualify for hedge accounting are marked-to-market at financial reporting dates and changes in their fair values are included in the income statement. Gains or losses on contracts maturing between reporting dates are recognised in revenue.

Economic hedging

The company enters into hedging transactions on a portion of its planned gold production to ensure a degree of certainty in future gold sales prices and to provide a guaranteed minimum cash flow for known major capital expenditures and debt servicing.

These transactions are not recorded on the balance sheet. Gains and losses on these derivative instruments that effectively establish the price for future production are recognised in revenue when the related production is delivered. In the event of early settlement of hedging contracts, gains and losses are taken to revenue at the date of settlement. Any potential loss on hedge positions below the current cost of production is recognised in the period in which it arises.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

Property, plant and equipment

Mining assets are recorded at cost of acquisition less sales, recoupments and amounts written off.

Depreciation and amortisation is provided over the useful life of mine assets from the time that mining production becomes commercially viable as follows:

•	Where orebodies are well defined, assets are amortised using the units of production method based on the estimated proved and probable ore reserves.

•	Other assets are depreciated to estimated net realisable values using the straight-line method over their expected useful lives.

•	Land and mineral rights prior to production are not depreciated.

Impairment

The recoverability of the long-term assets is reviewed by management on a continuous basis, based on estimates of future net cash flows. These estimates are subject to risks and uncertainties including future metal prices and exchange rates. It is therefore possible that changes could occur which may affect the recoverability of the long-term assets. Where the estimated recoverability is less than net book value, the impairment is charged against income to reduce the carrying value of the asset.

Investments

•	Unlisted investments are stated at cost less amounts written off where there has been a permanent diminution in value.

•	Environmental trust fund investments are stated at cost. Annual payments are made to the environmental trust fund in accordance with statutory requirements.

Cash and equivalents

For the purposes of the cash flow statement and balance sheet, cash and cash equivalents comprise cash in hand and deposits held with banks.

Foreign currencies

Foreign currency transactions are recorded at the exchange rate ruling at the transaction date. Assets and liabilities designated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Both realised and unrealised gains and losses arising from exchange differences are recognised in operating results.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

Inventories

Gold inventory is carried at the lower of weighted average cost and net realisable value and includes work-in-progress at the earliest stage of production when reliable estimates of quantities and costs are capable of being made, including the breaking of ore in the stopes.

By-products are carried at the lower of the estimated variable cost associated with their production and net realisable value.

Consumables and stores are carried at weighted average cost with due allowance for obsolete and low-moving items.

Trade receivables

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at period/year end. Bad debts are written off during the year in which they are identified.

Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Employee post-retirement obligations

The company participates in defined contribution retirement plans for employees. The pension plans are funded by payments from the employees and by the company and charged to income as incurred. The assets of the different plans are held by independently managed trust funds. These funds are governed by the South African Pension Fund Act of 1956, as amended.

Environmental rehabilitation

The estimated cost of final rehabilitation, comprising liabilities for decommissioning and restoration, is based on current legal requirements, existing technology and costs and is reassessed annually.

Decommissioning costs

The estimated cost of future decommissioning obligations at the end of the operating life of the mines is included in long-term provisions. These estimated costs are reviewed regularly and adjusted for legal, technological and environmental circumstances that affect the estimates of the decommissioning obligations. Cost estimates are not reduced by the potential proceeds from the sale of assets.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

Restoration costs

The estimated cost of restoration at the end of the operating life of the mines is included in long-term provisions. Cost estimates are not reduced by the potential proceeds from the sale of assets.

Expenditure on ongoing restoration is charged to the income statement as incurred.

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
1 Revenue
Gold sales	642 257	998 217	362 709
By-products	850	1 263	1 093

	643 107	999 480	363 802

2 Gold hedging

The Company entered into US dollar gold and Rand gold forward sales contracts as a result of the financing of the Target mine. These contracts were not recognised on the balance sheet as financial assets and liabilities. The revenue was recognised when the related production was delivered.

The Company purchased Rand/US dollar forward exchange contracts (FEC’s) to convert the Rand gold forward sales contracts in Dollar gold commodity hedges.

On April 22, 2004 the company restructured the hedge book and closed out the Rand gold forward sales. In order to adhere to foreign exchange regulations, the company had to enter into Dollar Rand call contracts, with similar strike prices as that of the remaining Dollar Rand forward contracts. On April 30, 2004, the hedge book had a negative marked-to-market value of R250 million (2003: R192 million). This was calculated at an exchange rate of US$1.00:R6,86 (2003: US$1: R7,51).

The hedge book at 30 April 2004 was as follows:

Years ending 30 June	2004	2005	2006	Total
Forward Exchange Contracts
US$ million	25	79	40	144
Average strike R/US$	8,67	9,07	9,54	9,13
(Buy US$, sell R, at the agreed exchange rate)
Forward Exchange Call Contracts Sold
US$ million	25	79	40	14
Average strike R/US$	8,67	9,07	9,54	9,13
Sell US$, buy R, at the agreed exchange rate)

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
3 Operating profits is stated after
Auditors’ remuneration - audit fees	953	820	899
Directors’ emoluments
- executive directors	2 595	6 184	5 128
- non-executive directors	233	327	334
Operating lease expenditure
- buildings/equipment	20	1 856	160
Amortisation and depreciation	192 626	186 900	57 389
Profit on sale of property, plant and equipment	(5 097)	(1 519)	(3 709)
Loss on sale of investment	78	—	—
4 Investment income
Interest received	2 822	11 996	1 973
Dividends received	318	966	—
Other	—	25	174

	3 140	12 987	2 147

5 Finance cost
Interest paid	4 341	57 946	47 801
Capitalised to pre-mining assets	—	—	(39 382)

	4 341	57 946	8 419

6 Foreign exchange gain
Realised foreign exchange (loss)/gain	(192)	66 745	—
Unrealised foreign exchange gain	—	—	30 335

	(192)	66 745	30 335

Foreign exchange (loss)/gains are recorded on the translation and repayment of the US dollar denominated loans raised to fund the completion of the Target mine.

7 Non-hedge derivatives
Forward exchange contracts
Opening balance	102 715	—
Fair value adjustment at end of the period (unrealised)	147 364	102 715	—

	250 079	102 715	—

Forward exchange contracts entered into to convert rand gold hedges are fair valued in terms of AC 133: Financial Instrument: Recognition and Measurement based upon the period end rand / US dollar exchange rate of US$1,00: R6,86.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
8 Exceptional item
The profit realised on the sale of ETC mine is calculated as follows:
Assets	—	314 479	—

- property, plant and equipment	—	274 920	—
- investments	—	18 475	—
- inventories	—	16 705	—
- receivables	—	4 379

Liabilities	—	69 747	—

- long-term provisions	—	34 563	—
- trade and other payables	—	28 034	—
overdrafts and short-term borrowings	—	7 150	—

Net assets at date of sale	—	244 732	—
Net cash received on sale	—	251 817	—

	—	7 085	—

9 Taxation

Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at persent, the STC tax rate is equal to 12,5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC.

If the election was made, a higher tax rate would apply for both mining and non-mining income. In fiscal 2004, 2003 and 2002, the tax rates for taxable mining and non-mining income, for companies that elected the STC exemption were 46% and 38%, respectively. During those same years the tax rates from companies that did not elect the STC exemption were 37% and 30%, respectively. In 1993, the Company elected not to be exempt from STC, as this would have meant that the Company would have been liable for normal tax at the higher rates of 46% for mining income and 38% for non-mining income.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
9.1 Non-mining tax	3 750	603	—
The South African normal tax rate of 30 per cent (2003 and 2002: 30 per cent) is applied on the non-mining taxable income.
9.2 Mining tax	—	—	—
Income from gold mining is taxable at a rate determined by the following formula:
y = 37 – 185 / x where y is the calculated percentage tax rate and x is the ratio of taxable income from mining to total revenue from mining expressed as a percentage. Taxable income is determined after the deduction of mining capital expenditure.

Estimated mining recoupments tax attributable to the sale of Hartebeestfontein mine sold in 1999	—	—	5 000
Estimated mining recoupments tax attributable to the sale of ETC mine	—	5 604	—

	3 750	9 207	5 000

Estimated unredeemed capital expenditure carried forward for deduction from future mining taxable income amounts to	3 660 400	3 578 100	3 280 200

To date of commencement of commercial production the only temporary difference arising on Target mine relates to the Section 36 (11)(c) allowance on the unredeemed capital expenditure in terms of the South African Income Tax Act. This deductible temporary difference amounts to R1,3 billion which is included in the above unredeemed capital expenditure. A deferred tax asset was not recognised on this balance due to the fact that the above temporary difference does not affect either profit or taxable profit on initial recognition of the assets.

9.3 Secondary taxation on companies (STC)
STC is tax levied by the South African Revenue Services on dividends declared and becomes payable on declaration of a dividend. STC is expensed when the related dividend is declared. The company did not elect to be exempt from the payment of STC. Currently, the applicable rate for STC is 12,5 per cent of dividends paid. No dividends has been declared for the period/years presented in this report.

9.4 Tax assessments
The company has not been assessed since 1996. All returns of income, including June 2002 and 2003, have been submitted. The 2003 tax return is in the process of being submitted.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
10 (Loss)/earning per share
(Loss)/earnings per share are calculated by dividing the net (loss)/income attributable to shareholders by the weighted number of ordinary shares in issue during the year.
Net (loss)/income attributable to shareholders	(127 048)	26 869	36 397
Weighted average number of ordinary shares (millions)	679,1	674,0	670,2
(Loss)/earnings per share (cents)	(18,7)	4,0	5,4

11 Property, plant and equipment
Mining properties, mine development costs and mine plant facilities
Cost at beginning of the period/year	2 692 717	2 985 907	2 629 637
Additions	75 671	112 597	423 527
Disposals	(18 310)	(2 712)	(6 412)
Sold with ETC mine	—	(408 434)	—
Reclassification	—	5 359	(60 845)

	2 750 078	2 692 717	2 985 907

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
11 Property, plant and equipment (continued)
Accumulated depreciation and amortisation at beginning of period	220 787	177 552	124 550
Charge for the period/year	183 300	178 169	53 885
Disposals	(5 859)	(673)	(883)
Sold with ETC mine	—	(135 310)	—
Reclassification	—	1 049	—

	398 228	220 787	177 552

Net book value	2 351 850	2 471 930	2 808 355

Furniture and equipment
Cost at beginning of the period	81 356	82 966	6 243
Additions	10 123	11 767	16 137
Disposals	(196)	(8 018)	(259)
Reclassification	—	(5 359)	60 845

	91 283	81 356	82 966

Accumulated depreciation and amortisation at beginning of period/year	9 445	7 985	4 738
Charge for the period/year	9 326	8 731	3 504
Disposals	(66)	(6 222)	(257)
Reclassification	—	(1 049)	—

	18 705	9 445	7 985

Net book value	72 578	71 911	74 981

Total net book value	2 424 428	2 543 841	2 883 336

A register of land and buildings is available for inspection at the registered office. R314 million (2003: R311 million and 2002: R283 million), capitalised in respect of properties which have not yet commenced production, are included in mineral rights and pre-mining costs capitalised.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
12 Investments
Unlisted mining industry investments — cost	1 629	2 374	1 891
Environmental trust fund
The balance in the environmental trust fund is as follows:
Balance at beginning of period/year	23 580	45 980	43 726
Contributions	288	2 889	2 923
Interest earned	2 247	5 458	4 822
Payments made for work completed	(1 045)	(12 272)	(5 491)
Sold with ETC mine	—	(18 475)	—

Balance at end of period/year	25 070	23 580	45 980

	26 699	25 954	47 871

12.1 Directors’ valuation of unlisted mining industry investments	4 280	4 471	3 926
12.2 The environmental trust fund is recognised separately from the related liability on the balance sheet
13 Inventories
At cost:
Gold in process	23 630	25 435	29 362
Consumable stores	28 188	20 972	15 399

	51 818	46 407	44 761

14 Long-term loans
Secured syndicated loan to fund Target mine completion
Rands	—	—	250 242

- long-term loan	—	—	300 290
- short-term portion	—	—	(50 048)

US Dollars	—	—	297 830

- long-term loan	—	—	357 396
- short-term portion	—	—	(59 566)

	—	—	548 072

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
15 Long-term provisions
Long-term provisions consist of the following:
15.1 Environmental rehabilitation obligation
Provision for decommissioning
Gross liability at beginning of period/year	16 740	30 253	34 299
Revision in estimate	—	—	(4 312)
Sold with ETC mine	—	(8 014)	—
Net provision for period/year	—	(5 499)	266

Gross liability at end of period/year	16 740	16 740	30 253

Provision for restoration
Gross liability at beginning of period/year	21 800	46 162	36 224
Sold with ETC mine	—	(24 304)	—
Additional obligation recognised	—	—	4 312
Payments made	(209)	(4 975)	( 1 702)
Net provision for period/year	5 287	4 917	7 328

Gross liability at end of period/year	26 878	21 800	46 162

Total environmental rehabilitation obligation	43 618	38 540	76 415

The provisions are based on management’s best estimates of the cost of all known obligations. It is, however, reasonable to expect that changes will occur in rehabilitation costs as a result of changes in regulations or cost estimates. Cost estimates are not reduced by potential proceeds from the sale of assets or from future revenue from the clean up of gold plants in view of the uncertainty in estimating those proceeds. Environmental liabilities not directly relating to rehabilitation are expensed as incurred.

15.2 Post-retirement medical benefits
Balance at beginning of period/year	3 384	5 618	5 618
Reversal of provision	(3 384)	—	—
Sold with ETC mine	—	(2 234)	—

Balance at end of period/year	—	3 384	5 618

The management of the company believes that the company do not have any obligations to provide specific post-retirement medical benefits for certain of its employees and pensioners.	43 618	41 924	82 033

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
16 Trade and other payables
Trade payables	43 450	53 934	87 990
Accruals	8 171	6 517	15 915
Taxation payable	6 001	14 207	5 000
Other payables	16 212	29 468	44 438

	73 834	104 126	153 343

17 Overdrafts and short-term borrowings
Overdrafts	—	604	1 404
Short-term borrowings	18 372	134 316	15 411
Current portion of long-term borrowings	—	—	109 614

Foreign	—	—	59 566
Local	—	—	50 048

	18 372	134 920	126 429

18 Property, plant and equipment acquired
Opening balance	2 543 841	2 883 336	2 506 592
Non-cash flow movements
Depreciation	(192 626)	(186 900)	(57 389)
Interest capitalised	—	—	10 017
Foreign exchange losses capitalised	—	—	84 002
Property, plant and equipment sold	(12 581)	(2 039)	(5 531)
Assets sold with ETC mine	—	(274 920)	—
Closing balance	(2 424 428)	(2 543 841)	(2 883 336)

	(85 794)	(124 364)	(345 645)

19 (Decrease)/increase in long-term loans
Opening balance	—	(548 072)	(302 453)
Non-cash flow movements
Foreign exchange loss capitalised	—	—	(84 002)
Foreign exchange gain	—	59 891	30 335
Transferred to short-term loans	—	111 992	—
Closing balance	—	—	548 072

(Decrease)/increase in long-term loans	—	(376 189)	191 952

20 (Decrease)/increase in overdrafts and short-term borrowings
Opening balance	(134 920)	(126 429)	(4 661)
Liabilities sold with ETC business	—	7 150	—
Transferred from long-term borrowings	—	(111 992)	—
Translation adjustments and foreign exchange (loss)/gains	(192)	18 693	—
Closing balance	18 372	134 920	126 429

(Decrease)/increase in overdrafts and short-term borrowings	(116 740)	(77 658)	121 768

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
21 Commitments and contingent liabilities
21.1 Capital expenditure authorised by directors
Contracted for - Target mine	25 412	12 666	22 242
- Other	—	—	3 249
Not contracted for - Target mine	78 389	30 940	—
- Other	—	—	16 520

	103 801	43 606	42 011

Capital commitments will be funded from cash generated by operations
21.2 Contingent liabilities
Arising from an agreement with LTA Process Engineering whereunder the company is liable for the erection costs of a tailings dam, should a dump reclamation project at ETC be cancelled.	—	—	518
22 Retirement funds
The company participates in two retirement funds for its employees. These funds are defined contribution funds and are governed by the South African Pension Funds Act of 1956, as amended.
Contributions paid for retirement benefits are charged to the income statement as they are incurred.	7 567	13 985	4 793
23 Related party transactions
Related party transactions occurred at arm’s length.
The only significant related transaction is:
Anglovaal Mining Limited — provision of services	2 927	2 273	2 862
24 Financial instruments and risk management

The company is exposed to certain financial risks in the normal course of its operations. To manage and reduce these risks a treasury risk management committee monitors transactions involving financial instruments.

The following risks occur and are managed through the policies adopted below:

Commodity price and currency risk

Commodity price risk arises from the possible adverse effect of fluctuations in commodity prices in current and future earnings. The gold commodity market as well as the hedge book is priced in dollars which exposes the company’s cash flows to foreign exchange currency risk. The company’s hedging policy is approved by the board of directors. The company does not acquire, hold or issue derivative instruments for speculative purposes. All hedging and forward exchange contracts are unmargined.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002(continued)

Liquidity risk

The company regularly reviews short and medium-term plans and forecasts of cash flow. Current funding requirements have been met by a R200 million general term banking facility to fund working capital.

Credit risk

The company minimises its credit risk by placing cash and equivalents and concluding derivative transactions with major banks and institutions approved by the board of directors.

Interest rate risk

Fluctuations in interest rates give rise to related risks through the impact these have on the value of short-term cash investments and financing activities. Interest rate fixings on the general term banking facility are flexible and allow for interest periods of up to three months.

25	Directors’ emoluments

The emoluments paid to each director for the ten months were as follows (excluding emoluments earned for employment by the controlling shareholder):

			Bonus and
	Board and		performance
	committee		related	Retirement
	fees	Salary	payments	contributions	Total
	R’000	R’000	R’000	R’000	R’000
Executive directors
M. Arnold	52	422	77	47	598
A.N. Lewis	52	672	69	75	868
G.S. Potgieter	52	141	26	15	234
J.C. Steenkamp	52	652	119	72	895

	208	1 887	291	209	2 595

Non executive director
R.P. Menell	106	—	—	—	106
J.J. Geldenhuys	94	—	—	—	94
A.J. Wilkens	33	—	—	—	33

	233	—	—	—	233

Totals	441	1 887	291	209	2 828

With the exceptions of Mr JJ Geldenhuys who received fees in his personal capacity, al the other directors act in a representative capacity and their board and committee fees were paid directly to the shareholders whom they represent.

Aggregate emoluments of directors who served during the year

	10 months	12 months	12 months
	2004	2003	2002
	R’000	R’000	R’000
Board and committee fees	441	480	451
Salary	1 887	2 939	2 469
Bonus and performance related payments	291	2 767	2 301
Retirement contributions	209	325	241

Total	2 828	6 511	5 462

26	Directors’ options

Options to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, during the period to 30 April 2004 are included in the table below. Non-executive directors do not hold any share options.

		Executive directors
	M Arnold	DN Campbell	GS Potgieter	Total
Granted as at 1 July 2003
Number	76 799	557 643	198 400	832 842
Average exercise price per share — R	2,75	2,90	2,77	2,86

Granted during the year
Number	—	—	—	—
Average exercise price per share — R	—	—	—	—

Exercised during the year
Number	—	557 643	31 214	588 857
Average exercise price per share — R	—	2,90	2,58	2,89

Average market price per share at date of exercise — R	—	10,35	9,93	10,33

Pre-tax gain at date of exercise — R	—	4 154 473	229 276	4 383 749
— R per share	—	7,45	7,35	7,44

Forfeited during the year
Number	—	—	—	—

Held as at 30 April 2004
Number	76 799	—	167 186	243 985
Average exercise price per share — R	2,75	—	2,80	2,79
Latest expiry date	May 14, 2004	May 14, 2004	May 14, 2004

Share incentive scheme

The company currently has an employee share incentive scheme, namely The Avgold Share Incentive Scheme (the Scheme).

In terms of the provisions of the Scheme, certain full-time employees, including directors holding full-time salaried employment or office, may be offered share options. The maximum number of ordinary shares available in the Scheme is 5 per cent of the company’s issued ordinary share capital. In terms of the rules of the Scheme, the aggregate number of shares that may be acquired by participants, as scheme shares or through the issue of options and the maximum number of scheme shares and/or options that any one participant may hold, shall not exceed 5 per cent and 0,25 per cent respectively of the company’s issued ordinary share capital from time to time. Options not exercised within eight years expire automatically.

As at 30 April 2004, total options granted to option holders were equivalent to 0,4 per cent of the total issued share capital of the company. As a result of Harmony Gold Mining Company Limited (Harmony) acquisition of the majority shares of Avgold on 3 May 2004 (refer subsequent events), a directors’ resolution was passed to allow all option holder to exercise these options by 14 May 2004.

27	Shareholder

The major shareholder of the Company at April 30, 2004 is Anglovaal Mining Limited (refer subsequent events below).

28	Subsequent events

On July 15, 2003, Harmony Gold Mining Company Limited (Harmony) announced that it had acquired a 11.5% interest in Avgold from Anglo South Africa Capital (Proprietary) Limited for a total consideration of US$84.4 million by the issuance of 6 960 964 new Harmony shares.

On November 13, 2003, Harmony announced that it had reached in principle an agreement regarding the acquisition of ARMgold Limited’s (ARM) 42.2% interest in Avgold for a total consideration of US$414.0 million. The transaction was completed on May 3, 2004 by the issuance of 28 630 526 new Harmony shares.

Following the acquisition of ARM’s 42.2% interest, Harmony held 53.7% of the outstanding share capital of Avgold and accounted for Avgold as a subsidiary from that date.

On November 13, 2003, Harmony also announced that it would extend a mandatory offer to purchase the outstanding minority shareholders in Avgold in terms of JSE Securities Exchange South Africa Regulations. Accordingly, Harmony proceeded to extend a mandatory offer of 1 Harmony share for every 10 Avgold shares to the remaining Avgold shareholders in a scheme meeting held on 3 May 2004. The High Court of South Africa approved the scheme of arrangement on 11 May 2004 and the scheme of arrangement was completed by the issuance of 33 574 367 new Harmony shares for a total value of US$485.5 million. This resulted in Harmony owning 100% of the issued share capital of Avgold.

Avgold, as a result of the above, delisted from the JSE Securities Exchange South Africa on May 17, 2004.

29	Reconciliation between SA GAAP and US GAAP

The following table summarises the effect on shareholders’ equity of differences between generally accepted accounting practice applied South Africa (SA GAAP) and generally accepted accounting principles in the United States (US GAAP) as at April 30, 2004 and June 30, 2003:

		April 30	June 30
	Notes	2004	2003
		R’million	R’million
Shareholders’ equity as reported under SA GAAP		2 164.8	2 270.5
Significant US GAAP adjustments:
Capitalised foreign exchange gains and losses	(a)	(86.1)	(86.1)
Depreciation on foreign exchange losses capitalised	(a)	12.8	6.4
Capitalised exploration costs	(b)	(30.9)	(27.4)
Fair value adjustments to financial instruments	(c)	—	—
Stock compensation	(d)	—	—
Asset retirement obligations	(e)	19.0	22.0

Shareholders’ equity under US GAAP		2 079.6	2 185.4

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

The following table summarises the effect on profit attributable to shareholders of differences between SA GAAP and US GAAP for the period ended April 30, 2004 and years ended June 30, 2003:

		April 30,	June 30,
	Notes	2004	2003
		R’million	R’million
Net (loss)/income as reported under SA GAAP		(127.0)	26.9
Significant US GAAP adjustments
Capitalised foreign exchange net losses	(a)	—	—
Depreciation on foreign exchange losses net capitalised	(a)	5.4	4.4
Capitalised exploration costs	(b)	(3.5)	(12.2)
Fair value adjustments to financial instruments	(c)	—	47.0
Stock compensation	(d)	(1.4)	(6.7)
Asset retirement obligations	(e)	(3.0)	(2.8)

Net (loss)/income under US GAAP		(128.5)	57.6

a	Capitalisation of borrowing costs

Under SA GAAP, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset should be capitalised as part of the cost of that asset.

Borrowing costs may include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. As a result, foreign exchange gains and loses to the amount of R86.1 million were capitalised as part of the cost of the underlying asset and were depreciated over the expected life of the asset.

Under US GAAP, capitalisation of interest as part of the historical cost of acquiring certain stock is also required. However, in terms of SFAS No 52, Foreign Currency Translation these interest costs exclude foreign currency transaction gains or losses that generally shall be included in determining net income for the period.

The application of US GAAP with respect to the capitalisation of borrowing costs would result in a decrease of R73.3 million (net of depreciation and amortisation) in shareholders’ equity at April 30, 2004, and R79.7 million (net of depreciation and amortisation) at June 30, 2003.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

b	Capitalisation of exploration costs

Under SA GAAP, certain exploration drilling costs were capitalised based on the favourable outlook of future economical benefits associated with the areas being drilled. Under US GAAP, similar costs can only be capitalised once a bankable feasibility study has been obtained to support the probability of the future economical benefits associated with the area.

The application of US GAAP would have resulted in a decrease in net income of R12.2 million and R3.5 million for the years ended June 30, 2003 and for the period ended April 30, 2004 respectively and a decrease in shareholders’ equity of R27.4 million and R30.9 million at June 30, 2003 and April 30, 2004 respectively.

c	Fair value adjustments to financial instruments

Under SA GAAP, changes in the fair values of derivative instruments are only accounted for in periods commencing on or after 1 July 2002. As a result, derivative instruments were not measured at fair value at June 30, 2002. A full fair value adjustment was calculated for all open foreign exchange contracts at June 30, 2003. No retrospective application was required.

Under US GAAP, all derivatives instruments should be measured at fair value at June 30, 2002 and 2003 and April 30, 2004.

The application of US GAAP to the company’s accounting for derivative instruments would have resulted in an increase in net income and shareholders’ equity of R47.0 million in 2003.

d	Accounting for stock-based compensation under SFAS No 123

Under US GAAP, specifically if fair value accounting in terms of SFAS No 123 is adopted, the fair value of the stock option is determined as of the date of the grant, which is then accounted for as a stock-based compensation expense in the income statement over the vesting period of the grant. Under SA GAAP, no such guidance exists with the effect that no stock-based compensation charges are raised.

The application of US GAAP to the company’s accounting for stock-based compensation would have resulted in a decrease in net income of R6.7 million and R1.4 million for the years ended June 30, 2003 and the period ended April 30, 2004 respectively.

Avgold Limited

Notes to the financial statements
for the period ended 30 April 2004 and the years ended June 30, 2003 and 2002 (continued)

e	SFAS No 143 “Accounting for Asset Retirement Obligation”

Under SA GAAP, the estimated cost of future decommissioning obligations at the end of the operating life of the mines is included in long-term provisions. These estimated costs are reviewed regularly and adjusted for legal, technological and environmental circumstances that affect the estimates of the decommissioning obligations. The estimated cost of restoration at the end of the operating life of the mines is included in long-term provisions. Cost estimates are not reduced by the potential proceeds from the sale of assets.

SFAS No 143 was issued in June 2001 and establishes standards for asset retirement obligations (ARO) associated with the sale, abandonment, disposal or other non-temporary removal from operation of a long-term tangible asset ARO. An ARO should be recognised at fair value as incurred or at such later time as the fair value can be reasonably estimated. The fair value is generally defined as the amount at which the obligation could be settled between willing third parties in the ordinary course of business. The ARO is recorded as a liability and an increase in the carrying amount of the related long-term asset. The carrying amount of the asset should be charged to the income statement based on a systematic and rational method, similar to depreciation, and tested for impairment in accordance with SFAS no. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Subsequent re-measurement of the ARO due to the passage of time or discounting (for example increases in the present value of the ARO) should be recognised based on the interest method and charged to the income statement as “accretion expense”. Changes in the ARO due to changes in the amount or timing of the obligation (both an increase or decrease) should be recognised as a change in estimate with an adjustment to the liability and the long-term asset.

The adoption of SFAS no. 143 on July 1, 2002 would have resulted in a decrease in net income of R2.8 million and R3.0 million for the year ended June 30, 2003 and the period ended April 30, 2004 respectively. Shareholders’ equity would have increased with R22 million and R19 million at June 30, 2003 and April 30, 2004 respectively.