Form 20-F/A
period 2004-06-30
HARMONY GOLD MINING CO LTD
filed 2004-10-25
CIK 1023514

As filed with the Securities and Exchange Commission on October 5, 2004
and the amendment subsequently filed on October 25, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No. 3)

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

Explanatory Note

The purpose of this amendment is to amend the financial statements of Avgold Limited and the report of KPMG Inc., as independent auditors, which were each included prematurely in preliminary form in the company’s 20-F/A filing on October 21, 2004 as a result of a genuine misunderstanding, so as to replace the financial statements of Avgold Limited and audit report of KPMG, Inc. with the statements and report set forth herein.

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

The terms of employment of the non-executive directors are not set out in any written agreements.

Share options exercised by those executive directors who were with Harmony during the entire fiscal 2004 are detailed in the table below:

		Average
	Number of	option
	options	exercise price
Name	exercised	(Rand)
Bernard Swanepoel	13,350	114
Frank Abbott	0	0
Ferdi Dippenaar	56,700	102.70
Ted Grobicki	0	0

At September 29, 2004, Harmony’s directors and senior management held the following share options, totalling less than 1% of Harmony’s share capital:

	Number of	Average	Expiration
	Options	Strike Price	Dates
Z Swanepoel	128,800	49.60	2011
F Abbott	73,400	49.60	2011
F Dippenaar	36,700	49.60	2011
T Grobicki	20,000	22.90	2008
	87,400	49.60	2011
W Gule	22,747	66.15	2014
N Qangule	130,000	66.15	2014
B Atkinson	36,700	49.60	2011
G Briggs	47,200	49.60	2011
P Pienaar	—	—	—
P Kotze	20,000	35.40	2010
	100,100	49.60	2011
F Sullivan	36,700	49.60	2011
M J Swanepoel	10,000	27.20	2010
	15,600	49.60	2011
A Van Vuuren	20,000	27.20	2010
	33,400	49.60	2011
Y Jardien	45,000	91.60	2013
T Jonkheid	45,000	91.60	2013
M Madhi	90,000	91.60	2013
J Mathebula	45,000	91.60	2013
D Mostert	18,000	49.60	2011

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

Item 16E. Purchases of Equity Securities by the Issuer

Not applicable.

Item 17. Financial Statements

We have elected to provide financial statements for the fiscal year ended June 30, 2004 and the related information pursuant to Item 18.

Item 18. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Harmony Gold Mining Company Limited	Page
Report of the Independent Registered Public Accounting Firm	F–1
Consolidated Income Statements for the years ended June 30, 2004, 2003 and 2002	F–2
Consolidated Balance Sheets at June 30, 2004 and 2003	F–4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2004, 2003 and 2002	F–5
Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002	F–7
Notes to the Consolidated Financial Statements	F–8

ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited	Page
Report of the Independent Auditors	F–63
Income Statement for the three month period ended September 30, 2003, the year ended June 30, 2003 and the six month period ended June 30, 2002	F–64
Balance Sheet as at June 30, 2003	F–65
Statement of Shareholders’ Equity for the year ended June 30, 2003 and the six month period ended June 30, 2002	F–66
Statement of Cash Flows for the three month period ended September 30, 2003, the year ended June 30, 2003, and the six month period ended June 30, 2002	F–67
Notes to the Financial Statements	F–68

Avgold Limited Financial Statements
for the period ended 30 April 2004

Page
Directors’ approval	FF–3
Report of Independent Auditors	FF–4
Income statement	FF–5
Balance sheet	FF–6
Cash flow statement	FF–7
Statement of changes in equity	FF–8
Notes to the financial statements	FF–9–28

Item 19. Exhibits

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement on Form 8-A filed on November 18, 2002).

2.1	Notice to shareholders dated September 23, 2003 in respect of the Annual General Meeting held on November 14, 2003. *

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004. *

2.4	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.5	Form of ADR (included in Exhibit 2.4).

2.6	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.7	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.8	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.9	Shareholder Circular to Avgold shareholders dated April 8, 2004. *

2.10	Shareholder Circular to Anglovaal Mining Limited’s (“ARM”) shareholders dated March 23, 2004. *

2.11	Trust Deed entered into between Harmony and JPMorgan Corporate Trustee Services Limited dated May 21, 2004. *

2.12	Agency Agreement between Harmony, JPMorgan Corporate Trustee Services Limited, JPMorgan Chase Bank and JPMorgan Luxembourg SA dated May 21, 2004. *

2.13	Form of Global Bond. *

2.14	Bond Offering Circular dated May 19, 2004. *

3	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004. *

4.1	Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited’s (“ARM”) holding in Harmony, ARM Platinum (Pty) Ltd (“ARMPlats”) and the African Rainbow Minerals Consortium Limited’s debt, signed on February 16, 2004. *

4.2	Addendum to Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited signed on March 15, 2004. *

Item 19. Exhibits

4.3	Notarial sale and subscription agreement between Kalahari Goldridge Mining Company Limited, Harmony, ARMPlats and Avmin entered into on February 16, 2004.*

4.4	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (see Exhibit 3).

4.5	Harmony Share Option Scheme (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

4.6	Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 16, 2001 (incorporated by reference to Harmony’s Registration Statement on Form 20F filed on December 23, 2001).

4.7	Notice to Shareholders relating to amendments to the Harmony Share Option Scheme approved on November 14, 2003 (see Exhibit 2.1).

4.8	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (see Exhibit 2.8).

4.14	Joint Venture Agreement between ARMgold Limited, Harmony and Clidet 383 (Proprietary) Limited, dated April 5, 2002.*

4.15	Merger Agreement between ARMgold Limited and Harmony dated September 22, 2003 (incorporated by reference to Harmony’s Registration Statement on Form 20-F filed on December 17, 2003).

4.16	Sale of Business Agreement between Anglogold Limited, Clidet 383 (Pty) Ltd and Harmony Gold Mining Company Limited and ARM (Pty) Ltd in respect of the Free Gold assets entered into on December 24, 2001.*

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited.*

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification of the chief executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the chief financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Incorporated by reference to Harmony’s annual report on Form 20-F for the year ended June 30, 2004, as amended.

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
Date: October 25, 2004

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
for the period ended April 30, 2004
and the years ended June 30, 2003 and 2002

Avgold Limited
(Reg. no. 1990/007025/06)

Financial Statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002

Avgold Limited
(Reg. no. 1990/007025/06)

Directors’ responsibility

The directors of the company are responsible for preparing the financial statements for submission to shareholders. The directors are responsible for ensuring that the financial statements fairly present the results of the company.

The auditors are responsible for independently reporting on these financial statements.

The financial statements for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002, approved by the board on October 25, 2004, comprise the following:

Income statements
Balance sheets
Cash flow statements
Statements of changes in equity
Notes to the financial statements

On behalf of the board

/s/ Bernard Swanepoel

/s/ Frank Abbott

Directors

Report of the Independent Registered Public Accounting Firm

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avgold Limited as of April 30, 2004 and June 30, 2003 and 2002, and the results of its operations, cash flows and changes in shareholders’ equity for the ten-month period ended April 30, 2004 and each of the years in the two-year period ended June 30, 2003 in conformity with South African Statements of Generally Accepted Accounting Practice.

Statements of Generally Accepted Accounting Practice in South Africa vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the financial statements.

As discussed under Accounting Policies included in the Notes to the financial statements the company adopted AC133: Financial Instruments: recognition and measurement from July 1, 2002.

KPMG Inc.
/s/ KPMG Inc.

Registered Accountants and Auditors
Chartered Accountants (SA)
October 25, 2004

Avgold Limited

Income statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002

		April	June	June
		2004	2003	2002
	Notes	R’000	R’000	R’000
Revenue	1 & 2	643 107	999 480	363 802
Costs and expenses		599 277	889 560	346 468

- operating		394 828	673 344	265 137
- amortisation and depreciation		192 626	186 900	57 389
- retrenchments		—	—	4 747
- general and administration		11 823	29 316	19 195

Operating profit	3	43 830	109 920	17 334
Investment income	4	3 140	12 987	2 147
Finance cost	5	(4 341)	(57 946)	(8 419)
Foreign exchange (loss)/gain	6	(192)	66 745	30 335
Realised and unrealised non-hedge derivatives	7	(165 735)	(55 715)	—

(Loss)/income before exceptional item		(123 298)	75 991	41 397
Exceptional item	8	—	7 085	—

(Loss)/income before taxation		(123 298)	83 076	41 397
Taxation	9	3 750	9 207	5 000

Net (loss)/profit for the period/year		(127 048)	73 869	36 397

Avgold Limited

Balance sheets
as of

		April 30,	June 30,	June 30,
		2004	2003	2002
	Notes	R’000	R’000	R’000
Assets
Non-current assets		2 451 127	2 569 795	2 931 207

Property, plant and equipment	11	2 424 428	2 543 841	2 883 336
Investments	12	26 699	25 954	47 871

Current assets		99 620	84 382	208 742

Inventories	13	51 818	46 407	44 761
Trade and other receivables		46 525	37 214	55 171
Deposits and cash		1 277	761	108 810

Total assets		2 550 747	2 654 177	3 139 949

Equity and liabilities
Capital and reserves
Share capital		6 813	6 765	6 729
Share premium		2 241 252	2 219 900	2 206 385
(Accumulated loss)/retained earnings		(83 221)	43 827	16 958

Total shareholders’ equity		2 164 844	2 270 492	2 230 072
Non-current liabilities		293 697	144 639	630 105

Long-term loans	14	—	—	548 072
Non-hedge derivatives	7	250 079	102 715	—
Long-term provisions	15	43 618	41 924	82 033

Current liabilities		92 206	239 046	279 772

Trade and other payables	16	73 834	104 126	153 343
Overdrafts and short-term borrowings	17	18 372	134 920	126 429

Total equity and liabilities		2 550 747	2 654 177	3 139 949

Avgold Limited

Cash flow statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002

		April 30,	June 30,	June 30,
		2004	2003	2002
	Notes	R’000	R’000	R’000
Cash generated from operations
Operating profit		43 830	109 920	17 334
Non-cash items and adjustments
Provisions		1 694	(5 546)	7 788
Profit on sale of property, plant and equipment		(5 097)	(1 519)	(3 709)
Loss on sale of investments		78	—	—
Amortisation and depreciation		192 626	186 900	57 389

		233 131	289 755	78 802
Net (payments to)/withdrawals from environmental trust fund		(1 490)	3 925	(4 151)
Retrenchment payments		—	—	(5 873)
Investment income		3 140	12 987	2 147
Finance charges		(4 341)	(57 946)	(8 419)
Taxation paid		(11 956)	—	—
Realised portion of non-hedge derivative		(18 371)	—	—

		200 113	248 721	62 506
Cash provided by/(reinvested in) working capital
Increase in inventories		(5 411)	(18 351)	(11 514)
(Increase)/decrease in trade and other receivables		(9 311)	13 578	(7 303)
(Decrease)/increase in trade and other payables		(22 086)	(30 390)	10 155

Net cash generated from operating activities		163 305	213 558	53 844

Cash utilised in investment activities
Property, plant and equipment acquired	18	(85 794)	(124 364)	(345 645)
Investments disposed/(acquired)		667	(483)	(1 124)
Proceeds on disposal of property, plant and equipment		17 678	3 558	9 240
Proceeds on sale of ETC mine	8	—	251 817	—

Net cash utilised in investment activities		(67 449)	130 528	(337 529)

Cash provided by financing activities
Net increase in shareholders’ equity		21 400	13 551	22 868
(Decrease)/increase in long-term loans	19	—	(376 189)	191 952
(Decrease)/increase in overdrafts and short-term borrowings	20	(116 740)	(77 658)	121 768

Net cash provided by financing activities		(95 340)	(440 296)	336 588

Increase/(decrease) in cash and cash equivalents		516	(96 210)	52 903
Cash and cash equivalents at beginning of period/year		761	108 810	55 907
Translation adjustment		—	(11 839)	—

Cash and cash equivalent at end of the period/year		1 277	761	108 810

Avgold Limited

Statements of changes in equity
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002

(Accumulated loss)/
	Share	Share	retained
	capital	premium	income	Total
	R’000	R’000	R’000	R’000
Changes in shareholders’ equity
Balance at July 1, 2001	6 729	2 183 518	(19 439)	2 170 808
Net profit for the year	—	—	36 397	36 397
Share options exercised	—	22 867	—	22 867

Balance at June 30, 2002	6 729	2 206 385	16 958	2 230 072
Net profit for the year	—	—	73 869	73 869
Effect of adoption of AC 133	—	—	(47 000)	(47 000)
Share options exercised	36	13 548	—	13 584
Expenses written off against share premium	—	(33)	—	(33)

Balance at June 30, 2003	6 765	2 219 900	43 827	2 270 492
Net loss for the period	—	—	(127 048)	(127 048)
Share options exercised	48	21 397	—	21 445
Expenses written off against share premium	—	(45)	—	(45)

Balance at April 30, 2004	6 813	2 241 252	(83 221)	2 164 844

	April 30,	June 30,	June 30,
	2004	2003	2002
Details of shares	R’000	R’000	R’000
Share capital and premium
Authorised
1 000 000 000 ordinary shares of one cent each	10 000	10 000	10 000

(2003: 1 000 000 000 ordinary shares of one cent each)
(2002: 1 000 000 000 ordinary shares of one cent each)
Issued
30 April 2004: 681 349 212 ordinary shares of one cent each	6 813
(2003: 676 453 556 ordinary shares of one cent each)		6 765
(2002: 672 943 402 ordinary shares of one cent each)			6 729
Share premium	2 241 252	2 219 900	2 206 385

	2 248 065	2 226 665	2 213 114

The unissued shares of 318 650 788 (2003: 323 546 444 and 2002: 327 056 598), of which nil (2003: 33 822 678 and 2002: 33 647 270) shares are specifically reserved for purposes of the share-incentive scheme, are under the control of the directors.

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002

Business activities and operations

The business of Avgold Limited is to explore for, develop and operate gold mines in South Africa. The Company currently conducts gold mining operations at its Target mine situated in the Free State Province. The Company is managed by its directors on behalf of the shareholders.

Accounting policies

The financial statements are prepared in accordance with the historical cost convention modified for financial instruments, which are accounted for at fair value, and in accordance with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies, set out below, have been consistently applied except those relating to financial instruments following the implementation of AC133: Financial Instruments: recognition and measurement from July 1, 2002. The effect on the opening retained earnings is disclosed in the Statements of Changes in Equity.

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

Ongoing development expenditure on the existing mine is expensed as incurred. Major development and exploration expenditure incurred to expose the ore, increase production or extend the life of an existing mine is capitalised.

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

Financial instruments

Financial instruments are initially measured at cost, which include transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

Unlisted investments are shown at cost.

Trade and other receivables

Trade and other receivables originated by the company are stated at cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at cost, which approximates its fair value.

Financial liabilities

Borrowings are recognised at amortised cost, namely original debt less principal payments and amortisations.

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

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

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

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

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

Consumables and stores are carried at the lower of weighted average cost and net realisable value in use with due allowance for obsolete and low-moving items.

Trade receivables

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at period/year end. Bad debts are written off during the period/year in which they are identified.

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

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

Restoration costs

The estimated cost of restoration at the end of the operating life of the mines is included in long-term provisions. Cost estimates are not reduced by the potential proceeds from the sale of assets.

Expenditure on ongoing restoration is charged to the income statement as incurred.

	April 30,	June 30,	June 30,
	2004	2003	2002
	R’000	R’000	R’000
1 Revenue
Gold sales	642 257	998 217	362 709
By-products	850	1 263	1 093

	643 107	999 480	363 802

2 Gold hedging and forward exchange contracts

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

On April 22, 2004 the company restructured the hedge book and closed out the Rand gold forward sales. In order to adhere to foreign exchange regulations, the Company had to enter into Dollar Rand call contracts, with similar strike prices as that of the remaining Dollar Rand forward contracts. On April 30, 2004, the hedge book had a negative marked-to-market value of R250,1 million (2003: R102,7 million). This was calculated at an exchange rate of US$1,00:R6,86 (2003: US$1,00: R7,51).

The hedge book at April 30, 2004 was as follows:

Years ending 30 June	2004	2005	2006	Total
Forward exchange contracts
US$ million	14	79	40	144
Average strike R/US$	8,69	9,07	9,54	9,13
(Buy US$, sell R, at the agreed exchange rate)
Forward exchange call contracts sold
US$ million	14	79	40	144
Average strike R/US$	8,69	9,07	9,54	9,13
(Sell US$, buy R, at the agreed exchange rate)

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R’000	R’000	R’000
3 Operating profits is stated after
Auditors’ remuneration - audit fees	953	820	899
Directors’ emoluments
- executive directors	2 595	6 184	5 128
- non-executive directors	233	327	334
Operating lease expenditure
- buildings/equipment	20	1 856	160
Amortisation and depreciation	192 626	186 900	57 389
Profit on sale of property, plant and equipment	(5 097)	(1 519)	(3 709)
Loss on sale of investment	78	—	—

4 Investment income
Interest received	2 822	11 996	1 973
Dividends received	318	966	—
Other	—	25	174

	3 140	12 987	2 147

5 Finance cost
Interest paid	4 341	57 946	47 801
Capitalised to pre-mining assets	—	—	(39 382)

	4 341	57 946	8 419

6 Foreign exchange (loss)/gain
Realised foreign exchange (loss)/gain	(192)	66 745	—
Unrealised foreign exchange gain	—	—	30 335

	(192)	66 745	30 335

Foreign exchange (loss)/gains are recorded on the translation and repayment of the US dollar denominated loans raised to fund the completion of the Target mine.

7 Non-hedge derivatives
Forward exchange contracts
Fair value adjustment (unrealised)	147 364	55 715	—
Fair value adjustment (realised)	18 371	—	—

	165 735	55 715	—

The movement in the balance sheet is as follows:
Opening balance	102 715	—	—
Effect of adoption of AC 133	—	47 000	—
Fair value adjustment at end of period/year (unrealised)	147 364	55 715	—

	250 079	102 715	—

Forward exchange contracts entered into to convert Rand gold hedges are fair valued in terms of AC 133: Financial Instrument: Recognition and Measurement based upon the period end Rand / US dollar exchange rate of US$1,00: R6,86 (2003: US$1,00:R7,51).

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

R’000
8 Exceptional item
The profit realised on the sale of ETC mine on June 15, 2003 is calculated as follows:
Assets	314 479

- property, plant and equipment	274 920
- investments	18 475
- inventories	16 705
- receivables	4 379

Liabilities	69 747

- long-term provisions	34 563
- trade and other payables	28 034
- overdrafts and short-term borrowings	7 150

Net assets at date of sale	244 732
Net cash received on sale	251 817

7 085

9 Taxation

Mining tax on mining income is determined based on a formula which takes into account the profit and revenue from mining operations during the year. Non-mining income, which consists primarily of interest, is taxed at a standard rate. The tax rates applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. STC is a tax on dividends declared, which is payable by the company declaring the dividend, and, at present, the STC tax rate is equal to 12,5%. In 1993, all existing gold mining companies had the option to elect to be exempt from STC.

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

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
9.1 Non-mining tax	3 750	3 603	—
The South African normal tax rate of 30 per cent (2003 and 2002: 30 per cent) is applied on the non-mining taxable income.
9.2 Mining tax	—	—	—
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

To date of commencement of commercial production the only temporary difference arising on the Target mine relates to the Section 36 (11)(c) allowance on the unredeemed capital expenditure in terms of the South African Income Tax Act. This deductible temporary difference amounts to R1,3 billion which is included in the above unredeemed capital expenditure. A deferred tax asset was not recognised on this balance due to the fact that the above temporary difference does not affect either profit or taxable profit on initial recognition of the assets.

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

9.4 Tax assessments
The company has not been assessed since 1996. All returns of income, including June 2002, have been submitted. The 2003 tax return is in the process of being submitted.

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
10 (Loss)/earnings per share
(Loss)/earnings per share are calculated by dividing the net (loss)/income attributable to shareholders by the weighted number of ordinary shares in issue during the year.
Net (loss)/income attributable to shareholders	(127 048)	73 869	36 397
Weighted average number of ordinary shares (millions)	679,1	674,0	670,2
(Loss)/earnings per share (cents)	(18,7)	11,0	5,4

11 Property, plant and equipment
Mining properties, mine development costs and mine plant facilities
Cost at beginning of the period/year	2 692 717	2 985 907	2 629 637
Additions	75 671	112 597	423 527
Disposals	(18 310)	(916)	(6 412)
Sold with ETC mine	—	(410 230)	—
Reclassification	—	5 359	(60 845)

	2 750 078	2 692 717	2 985 907

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
11 Property, plant and equipment (continued)
Accumulated depreciation and amortisation at beginning of period/year	220 787	177 552	124 550
Charge for the period/year	183 300	178 169	53 885
Disposals	(5 859)	(673)	(883)
Sold with ETC mine	—	(135 310)	—
Reclassification	—	1 049	—

	398 228	220 787	177 552

Net book value	2 351 850	2 471 930	2 808 355

Furniture and equipment
Cost at beginning of the period/year	81 356	82 966	6 243
Additions	10 123	11 767	16 137
Disposals	(196)	(8 018)	(259)
Reclassification	—	(5 359)	60 845

	91 283	81 356	82 966

Accumulated depreciation and amortisation at beginning of period/year	9 445	7 985	4 738
Charge for the period/year	9 326	8 731	3 504
Disposals	(66)	(6 222)	(257)
Reclassification	—	(1 049)	—

	18 705	9 445	7 985

Net book value	72 578	71 911	74 981

Total net book value	2 424 428	2 543 841	2 883 336

A register of land and buildings is available for inspection at the registered office. R314 million (2003: R311 million and 2002: R283 million), capitalised in respect of properties which have not yet commenced production, are included in mineral rights and pre-mining costs capitalised.

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R’000	R’000	R’000
12 Investments
Unlisted mining industry investments — cost	1 629	2 374	1 891
Environmental trust fund
Balance at beginning of period/year	23 580	45 980	43 726
Contributions	288	2 889	2 923
Interest earned	2 247	5 458	4 822
Payments made for work completed	(1 045)	(12 272)	(5 491)
Sold with ETC mine	—	(18 475)	—

Balance at end of period/year	25 070	23 580	45 980

	26 699	25 954	47 871

12.1 Directors’ valuation of unlisted mining industry investments	4 280	4 471	3 926
12.2 The environmental trust fund is recognised separately from the related liability on the balance sheet.

13 Inventories
At cost:
Gold in process	23 630	25 435	29 362
Consumable stores	28 188	20 972	15 399

	51 818	46 407	44 761

14 Long-term loans
Secured syndicated loan to fund Target mine completion
Rands	—	—	250 242

- long-term loan	—	—	300 290
- short-term portion	—	—	(50 048)

US Dollars	—	—	297 830

- long-term loan	—	—	357 396
- short-term portion	—	—	(59 566)

	—	—	548 072

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
15 Long-term provisions
Long-term provisions consist of the following:
15.1 Environmental rehabilitation obligation
Provision for decommissioning
Gross liability at beginning of period/year	16 740	30 253	34 299
Revision in estimate	—	—	(4 312)
Sold with ETC mine	—	(8 014)	—
Net provision for period/year	—	(5 499)	266

Gross liability at end of period/year	16 740	16 740	30 253

Provision for restoration
Gross liability at beginning of period/year	21 800	46 162	36 224
Sold with ETC mine	—	(24 304)	—
Additional obligation recognised	—	—	4 312
Payments made	(209)	(4 975)	(1 702)
Net provision for period/year	5 287	4 917	7 328

Gross liability at end of period/year	26 878	21 800	46 162

Total environmental rehabilitation obligation	43 618	38 540	76 415

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

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
16 Trade and other payables
Trade payables	43 450	53 934	87 990
Accruals	8 171	6 517	15 915
Taxation payable	6 001	14 207	5 000
Other payables	16 212	29 468	44 438

	73 834	104 126	153 343

17 Overdrafts and short-term borrowings
Overdrafts	—	604	1 404
Short-term borrowings	18 372	134 316	15 411
Current portion of long-term borrowings	—	—	109 614

Foreign	—	—	59 566
Local	—	—	50 048

	18 372	134 920	126 429

18 Property, plant and equipment acquired
Opening balance	2 543 841	2 883 336	2 506 592
Non-cash flow movements
— Depreciation	(192 626)	(186 900)	(57 389)
— Interest capitalised	—	—	10 017
— Foreign exchange losses capitalised	—	—	84 002
Property, plant and equipment sold	(12 581)	(2 039)	(5 531)
Assets sold with ETC mine	—	(274 920)	—
Closing balance	(2 424 428)	(2 543 841)	(2 883 336)

	(85 794)	(124 364)	(345 645)

19 (Decrease)/increase in long-term loans
Opening balance	—	(548 072)	(302 453)
Non-cash flow movements
— Foreign exchange loss capitalised	—	—	(84 002)
— Foreign exchange gain	—	59 891	30 335
Transferred to short-term loans	—	111 992	—
Closing balance	—	—	548 072

(Decrease)/increase in long-term loans	—	(376 189)	191 952

20 (Decrease)/increase in overdrafts and short-term borrowings
Opening balance	(134 920)	(126 429)	(4 661)
Liabilities sold with ETC business	—	7 150	—
Transferred from long-term borrowings	—	(111 992)	—
Translation adjustments and foreign exchange (loss)/gains	(192)	18 693	—
Closing balance	18 372	134 920	126 429

(Decrease)/increase in overdrafts and short-term borrowings	(116 740)	(77 658)	121 768

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

	April 30,	June 30,	June 30,
	2004	2003	2002
	R'000	R'000	R'000
21 Commitments and contingent liabilities
21.1 Capital expenditure authorised by directors
Contracted for - Target mine	25 412	12 666	22 242
- Other	—	—	3 249
Not contracted for - Target mine	78 389	30 940	—
- Other	—	—	16 520

	103 801	43 606	42 011

Capital commitments will be funded from cash generated by operations

21.2 Contingent liabilities
Arising from an agreement with LTA Process Engineering whereunder the company is liable for the erection costs of a tailings dam, should a dump reclamation project at ETC mine be cancelled.	—	—	518

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

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

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

With the exception of Mr JJ Geldenhuys who received fees in his personal capacity, all the other directors act in a representative capacity and their board and committee fees were paid directly to the shareholders whom they represent.

Aggregate emoluments of directors who served during the year

	10 months	12 months	12 months
	2004	2003	2002
	R’000	R’000	R’000
Board and committee fees	441	480	451
Salary	1 887	2 939	2 469
Bonus and performance related payments	291	2 767	2 301
Retirement contributions	209	325	241

Total	2 828	6 511	5 462

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

26	Directors’ options

Options to subscribe for ordinary shares in the Company granted to, and exercised by, executive directors, during the period to 30 April 2004 are included in the table below. Non-executive directors do not hold any share options.

		Executive directors
	M Arnold	DN Campbell	GS Potgieter	Total
Granted as at July 1, 2003
Number	76 799	557 643	198 400	832 842
Average exercise price per share — R per share	2,75	2,90	2,77	2,86

Granted during the year
Number	—	—	—	—
Average exercise price per share — R per share	—	—	—	—

Exercised during the year
Number	—	557 643	31 214	588 857
Average exercise price per share — R per share	—	2,90	2,58	2,89

Average market price per share at date of exercise — R per share	—	10,35	9,93	10,33

Pre-tax gain at date of exercise — R	—	4 154 473	229 276	4 383 749
— R per share	—	7,45	7,35	7,44

Forfeited during the year
Number	—	—	—	—

Held as at April 30, 2004
Number	76 799	—	167 186	243 985
Average exercise price per share — R per share	2,75	—	2,80	2,79
Latest expiry date	May 14, 2004	May 14, 2004	May 14, 2004

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

As at April 30, 2004, total options granted to option holders were equivalent to 0,4 per cent of the total issued share capital of the company. As a result of Harmony Gold Mining Company Limited (Harmony) acquisition of the majority shares of Avgold on May 3, 2004 (refer subsequent events), a directors’ resolution was passed to allow all option holders to exercise these options by May 14, 2004.

27	Shareholder

The major shareholder of the Company at April 30, 2004 is Anglovaal Mining Limited (refer subsequent events), a company incorporated in South Africa.

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

28	Subsequent events

On July 15, 2003, Harmony Gold Mining Company Limited (Harmony) announced that it had acquired a 11,5% interest in Avgold from Anglo South Africa Capital (Proprietary) Limited for a total consideration of US$84.4 million by the issuance of 6 960 964 new Harmony shares.

On November 13, 2003, Harmony announced that it had reached in principle an agreement regarding the acquisition of ARM Limited’s (ARM) 42,2% interest in Avgold for a total consideration of US$414.0 million. The transaction was completed on May 3, 2004 by the issuance of 28 630 526 new Harmony shares.

Following the acquisition of ARM’s 42,2% interest, Harmony held 53,7% of the outstanding share capital of Avgold and accounted for Avgold as a subsidiary from that date (May 3, 2004).

On November 13, 2003, Harmony also announced that it would extend a mandatory offer to purchase the outstanding minority shareholders in Avgold in terms of JSE Securities Exchange South Africa Regulations. Accordingly, Harmony proceeded to extend a mandatory offer of 1 Harmony share for every 10 Avgold shares to the remaining Avgold shareholders in a scheme meeting held on May 3, 2004. The High Court of South Africa approved the scheme of arrangement on May 11, 2004 and the scheme of arrangement was completed by the issuance of 33 574 367 new Harmony shares for a total value of US$485.5 million. This resulted in Harmony owning 100% of the issued share capital of Avgold.

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

The following table summarises the effect on shareholders’ equity of differences between generally accepted accounting practice applied South Africa (SA GAAP) and generally accepted accounting principles in the United States (US GAAP) as at April 30, 2004 and June 30, 2003:

		April 30	June 30
	Notes	2004	2003
		R’million	R’million
Shareholders’ equity as reported under SA GAAP		2 164.8	2 270.5
Significant US GAAP adjustments:
Capitalised foreign exchange net losses	(a)	(86.1)	(86.1)
Depreciation on foreign exchange net losses capitalised	(a)	12.8	6.4
Capitalised exploration costs	(b)	(30.9)	(27.4)
Stock compensation	(c)	—	—
Asset retirement obligations	(d)	19.0	22.0
Derivative instruments	(e)	—	(89.0)

Shareholders’ equity under US GAAP		2 079.6	2 096.4

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

The following table summarises the effect on profit attributable to shareholders of differences between SA GAAP and US GAAP for the period ended April 30, 2004 and years ended June 30, 2003:

		April 30,	June 30,
	Notes	2004	2003
		R’million	R’million
Net (loss)/income as reported under SA GAAP		(127.0)	73.9
Significant US GAAP adjustments
Capitalised foreign exchange net losses	(a)	—	—
Depreciation on foreign exchange net losses capitalised	(a)	6.4	5.4
Capitalised exploration costs	(b)	(3.5)	(12.2)
Stock compensation	(c)	(1.4)	(6.7)
Asset retirement obligations	(d)	(3.0)	22.0
Derivative instruments	(e)	89.0	784.0

Net (loss)/income under US GAAP		(39.5)	866.4

a	Capitalisation of borrowing costs

Under SA GAAP, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset may be capitalised as part of the cost of that asset.

Borrowing costs may include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. As a result, foreign exchange gains and loses to the amount of R86.1 million were capitalised as part of the cost of the underlying asset and were depreciated over the expected life of the asset.

Under US GAAP, capitalisation of interest as part of the historical cost of acquiring, constructing or production of assets is also required. However, in terms of SFAS No 52, Foreign Currency Translation these interest costs exclude foreign currency transaction gains or losses that generally shall be included in determining net income for the period.

The application of US GAAP with respect to the capitalisation of borrowing costs would result in a decrease of R73.3 million (net of depreciation and amortisation) in shareholders’ equity at April 30, 2004, and R79.7 million (net of depreciation and amortisation) at June 30, 2003.

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

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

The application of US GAAP would have resulted in a decrease in net income of R12.2 million and R3.5 million for the year ended June 30, 2003 and for the period ended April 30, 2004 respectively and a decrease in shareholders’ equity of R27.4 million and R30.9 million at June 30, 2003 and April 30, 2004 respectively.

c	Accounting for stock-based compensation under SFAS No 123

Under US GAAP, specifically if fair value accounting in terms of SFAS No 123 is adopted, the fair value of the stock option is determined as of the date of the grant, which is then accounted for as a stock-based compensation expense in the income statement over the vesting period of the grant. Under SA GAAP, no such guidance exists with the effect that no stock-based compensation charges are recognised.

The application of US GAAP to the company’s accounting for stock-based compensation would have resulted in a decrease in net income of R6.7 million and R1.4 million for the years ended June 30, 2003 and the period ended April 30, 2004 respectively.

Avgold Limited

Notes to the financial statements
for the period ended April 30, 2004 and the years ended June 30, 2003 and 2002 (continued)

d	SFAS No 143, Accounting for Asset Retirement Obligation

Under SA GAAP, the estimated cost of future decommissioning obligations at the end of the operating life of the mines is included in long-term provisions. The estimated cost of restoration at the end of the operating life of the mines is included in long-term provisions. For both these costs a net obligation is determined by discounting the future obligation using a risk-free rate. Cost estimates are not reduced by the potential proceeds from the sale of assets.

SFAS No 143 was issued in June 2001 and establishes standards for asset retirement obligations (ARO) associated with the sale, abandonment, disposal or other non-temporary removal from operation of a long-term tangible asset. An ARO should be recognised at fair value as incurred or at such later time as the fair value can be reasonably estimated. The fair value is generally defined as the amount at which the obligation could be settled between willing third parties in the ordinary course of business. The ARO is recorded as a liability and an increase in the carrying amount of the related long-term asset. The carrying amount of the asset should be charged to the income statement based on a systematic and rational method, similar to depreciation, and tested for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. Subsequent re-measurement of the ARO due to the passage of time or discounting (for example increases in the present value of the ARO) should be recognised based on the interest method and charged to the income statement as “accretion expense”. Changes in the ARO due to changes in the amount or timing of the obligation (both an increase or decrease) should be recognised as a change in estimate with an adjustment to the liability and the long-term asset.

The treatments as required by SA GAAP and US GAAP is materially consistent apart from the discount rate used in determining the net liability for rehabilitation. Under SA GAAP, the requirement is that a risk-free rate is used, while US GAAP requires that a credit-adjusted risk-free rate is used. The adoption of SFAS No. 143 on July 1, 2002 would have resulted in a credit to net income of R24.8 million. The ongoing expenses for the year ended June 30, 2003 in accordance with US GAAP would have been R2.8 million, resulting in a net credit to net income of R22.0 million for the year. Net income would have decreased by R3.0 million for the period ended April 30, 2004.

e	Derivative instruments

During the periods presented, the Company entered into hedging transactions on a portion of its planned gold production to ensure a degree of certainty in future gold sales prices and to provide a guaranteed minimum cash flow for known major capital expenditure and debt servicing. Under SA GAAP, these transactions are not recorded on the balance sheet. Under US GAAP, these transactions do not qualify for a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the forward sales contract of gold sales has been accounted for as a speculative derivative instrument under US GAAP which resulted in an increase in net income of R784.0 million and R89.0 million for the year ended June 30, 2003 and the period ended April 30, 2004 respectively.

f	(Loss)/earnings per share calculated in accordance with US GAAP

	April 30, 2004	June 30, 2003
	Cents	Cents
Basic	(5.82)	128.55
Diluted	(5.82)	128.08