Form 20-F
period 2005-06-30
HARMONY GOLD MINING CO LTD
filed 2005-11-03
CIK 1023514

As filed with the Securities and Exchange Commission on November 2, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT OF 1934,
for the fiscal year ended June 30, 2005
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
393,341,194 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑ No ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑

TABLE OF CONTENTS

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Exhibit 1.2
Exhibit 2.1
Exhibit 2.2
Exhibit 4.4
Exhibit 4.9
Exhibit 4.10
Exhibit 4.11
Exhibit 4.12
Exhibit 4.13
Exhibit 4.14
Exhibit 4.15
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
TABLE OF CONTENTS

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
In this annual report, references to “R”, “Rand”, “rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “C$” refers to Canadian dollars, “GBP” refers to British Pounds Sterling and references to “$” and “US dollars” are to United States dollars.
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
This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the Glossary of Mining Terms included at the end of this annual report. This glossary may assist you in understanding these terms.
Presentation of financial information
Harmony is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law and in accordance with International Financial Reporting Standards or IFRS. Harmony also prepares annual financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which are translated into US dollars. The financial information, other than total cash costs and total cash costs per ounce, included in this annual report has been prepared in accordance with U.S. GAAP and is presented in US dollars. Total cash costs and total cash costs per ounce are non-GAAP measures. For further information, see Item 5. “Operating and Financial Review and Prospects - Costs – Reconciliation of Non-GAAP Measures.” Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (Rand 6.67 per $1.00 as at June 30, 2005), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to US dollars at the average exchange rate for the period (Rand 6.18 per $1.00 for fiscal 2005).
For the convenience of the reader, certain information in this annual report presented in Rand, A$, C$ and has been translated into US dollars. By including convenience currency translations in this annual report, we are not representing that the Rand, A$, C$ and amounts actually represent the U.S., Australian or Canadian dollar amounts, as the case may be, shown or that these amounts could be converted at the rates indicated. Unless otherwise stated, the conversion rate for translations from Rand amounts into US dollar amounts is Rand 6.67 per $1.00, which was the noon buying rate on June 30, 2005.
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

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
SELECTED FINANCIAL DATA
The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto and with Item 5. “Operating and Financial Review and Prospects”, both included elsewhere in this annual report. Historical results are not necessarily indicative of results to be expected for any future period.

Selected Historical Consolidated Financial Data
The following selected historical consolidated financial data for the last five fiscal years has been extracted from the more detailed information and financial statements, including Harmony’s audited consolidated financial statements for each of the years in the three years ended June 30, 2005 and at June 30, 2005 and 2004 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2003, 2002 and 2001, and for each of the years in the two years ended June 30, 2002 and 2001, has been extracted from Harmony’s audited consolidated financial statements not included in this annual report.
The financial information, other than total cash costs and total cash costs per ounce, included in this annual report has been prepared in accordance with U.S. GAAP unless otherwise noted. Total cash costs and total cash costs per ounce are non-GAAP measures. For further information, See Item 5. “Operating and Financial Review and Prospects — Costs – Reconciliation of Non-GAAP Measures.”

	FISCAL YEAR ENDED JUNE 30,
	2005	2004	2003	2002	2001
	(in $ thousands, except per share amounts)
Income statement data

Revenues[1]	1,265,200	1,240,339	781,792	675,287	590,634
Operating (loss)/income	(498,116)	(98,714)	(21,580)	75,017	21,978
Equity income of joint venture	—	7,918	52,843	13,176	—
Equity income/(loss) of associate companies	—	2,020	(1,233)	(473)	—
(Loss)/Income before taxes and minority interests	(717,159)	(74,568)	97,515	103,659	29,804
Minority interests	—	1,281	(468)	(1,575)	(349)
(Loss)/income before cumulative effect of change in accounting principles	(616,467)	(31,403)	71,792	87,716	14,830
Cumulative effect of change in accounting principles, net of tax	—	—	14,770	—	(5,822)
Net (loss)/income	(616,467)	(31,403)	86,562	87,716	9,008
Basic (loss)/earnings per share ($) before cumulative effect of change in accounting principles	(1.70)	(0.12)	0.40	0.57	0.15
Basic (loss)/earnings per share ($)	(1.70)	(0.12)	0.49	0.57	0.09
Diluted (loss)/earnings per share before cumulative effect of change in accounting principles	(1.70)	(0.12)	0.39	0.53	0.14
Diluted (loss)/earnings per share	(1.70)	(0.12)	0.47	0.53	0.09
Weighted average number of shares used in the computation of basic earnings per share	362,499,012	254,240,500	177,954,245	153,509,862	102,156,205
Weighted average number of shares used in the computation of diluted earnings per share	362,499,012	254,240,500	182,721,629	165,217,088	105,504,328
Cash dividends per share ($) [2]	0.05	0.26	0.57	0.07	0.16
Cash dividends per share (R) [2]	0.30	1.90	5.50	0.75	1.20
Other financial data
Cash cost per ounce of gold ($/oz) [3]	412	362	253	196	234

[1]	Revenues comprise only product (gold) sales. See note 2 to the consolidated financial statements – “Comparatives”.

[2]	Reflects dividends related to fiscal 2004, 2003 and 2002 that were declared on July 30, 2004, August 1, 2003 and August 2, 2002 respectively.

[3]	Total cash costs and total cash costs per ounce are non-GAAP measures. Harmony has calculated cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and was revised in November 1999. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories and ore stockpiles, ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination costs are included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Total cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar. Total cash costs and total cash costs per ounce are non GAAP measures. Total cash costs and total cash costs per ounce should therefore

	AT JUNE 30,
	2005	2004	2003	2002	2001
	(in $ thousands)
Balance sheet data
Cash and cash equivalents	266,746	217,022	189,040	90,223	144,096

Other current assets	323,903	294,502	162,487	109,397	136,794
Property, plant and equipment — net	3,271,019	3,636,773	1,121,592	812,753	667,113
Goodwill	30,367	32,480	—	—	—
Restricted cash	7,798	9,992	—	—	—
Investments in associates	—	19,908	63,782	42,791	—
Investment in joint venture	—	—	272,754	102,578	—
Other long-term assets	656,844	451,216	89,183	137,399	81,822

Total assets	4,556,677	4,661,823	1898,838	1,295,141	1,029,825

Current liabilities	428,755	393,764	189,668	138,677	152,886
Provision for environmental rehabilitation	120,450	125,917	62,977	63,125	53,136
Provision of social plan	2,109	1,958	—	—	—
Deferred income and mining taxes	510,298	558,812	209,628	99,789	47,050
Provision for post-retirement benefits	13,275	1,584	1,017	737	1,002
Deferred financial liability	76,720	91,513	37,228	87,226	49,374
Long-term loans	409,486	509,195	301,572	152,461	151,466
Preference shares	—	—	—	—	681
Minority interest	—	—	18,408		331
Shareholders’ equity	2,995,584	2,979,080	1,078,340	573,126	573,899

Total liabilities and shareholders’ equity	4,556,677	4,661,823	1898,838	1,295,141	1,029,825

not be considered by investors in isolation or as an alternative to operating income/(loss) or net income/(loss) or any other U.S. GAAP measure or an indicator of our performance. In particular depreciation and amortization would be included in a measure of total costs of producing gold under U.S. GAAP, but it is not included in total cash costs under the guidance provided by the Gold Institute. While the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of the mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies. For further information, see Item 5. “Operating and Financial Review and Prospects – Costs – Reconciliation of non-GAAP measures.”

EXCHANGE RATES
Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (Rand 6.67 per $1.00 as at June 30, 2005), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to US dollars at the average exchange rate for the period (Rand 6.18 per $1.00 for fiscal 2005).
As of October 21, 2005, the noon buying rate per $1.00 was Rand 6.65
The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per $1.00.

Fiscal year ended June 30,	Average [1]	Period End

2001	7.61	8.04
2002	10.20	10.39
2003	9.13	7.51
2004	6.89	6.23
2005	6.18	6.67

Month of	High	Low
April 2005	6.28	6.03
May 2005	6.75	5.96
June 2005	6.92	6.63
July 2005	6.90	6.53
August 2005	6.55	6.34
September 2005	6.45	6.26
October (through October 21)	6.65	6.44

[1]	The average of the noon buying rates provided by the Federal Reserve Bank of New York on the last day of each full month during the relevant period.
Fluctuations in the exchange rate between Rand and the US dollar will affect the Dollar equivalent of the price of ordinary shares on the Johannesburg Stock Exchange, which may affect the market price of the ADSs on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends paid in Rand on ordinary shares.
CAPITALIZATION AND INDEBTEDNESS
Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

RISK FACTORS
In addition to the other information included in this annual report and the exhibits, you should carefully consider the following factors related to an investment in Harmony’s ordinary shares and ADSs. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information currently available to it. Any of these risks could have a materially adverse affect on Harmony’s business, financial condition or results of operations, resulting in a decline in the trading price of Harmony’s shares (or ADSs).
The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, such that a fall in the price of gold below Harmony’s cash operating cost of production for any sustained period may lead Harmony to experience losses and curtail or suspend certain operations.
Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:
•	the demand for gold industrial uses and for use in jewelry;
•	international or regional political and economic trends;
•	the strength of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;
•	financial market expectations regarding the rate of inflation;
•	interest rates;
•	speculative activities;
•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers (which are likely to result in a decrease in the price of gold);
•	forward sales by other gold producers (because Harmony does not normally enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production, Harmony is not protected against decreases in the gold price and if the gold price decreases significantly, Harmony runs the risk of reduced revenues in respect of any gold production that is not hedged); and
•	the production and cost levels for gold in major gold-producing nations, such as South Africa, the rest of Africa and Australia.
In addition, the current demand for and supply of gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large, relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.
The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten calendar years:

Price per Ounce
Year	High	Low	Average
	($)	($)	($)
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	271
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005 (through October 21, 2005)	476	411	434
On June 30, 2005, the afternoon fixing price of gold on the London Bullion Market was $437 per ounce. On October 21, 2005, the afternoon fixing price of gold on the London Bullion Market was $463 per ounce.

While the aggregate effect of these factors is impossible for Harmony to predict, if gold prices should fall below Harmony’s cash operating cost of production and remain at such levels for any sustained period, Harmony may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. Harmony’s average cash operating cost of production per ounce of gold sold was approximately $412 in fiscal 2005, $362 in fiscal 2004 and $253 in fiscal 2003.
Due to the fact that the majority of Harmony’s production costs are incurred in Rand and that gold is sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand against the US dollar.
Gold is sold throughout the world in US dollars, but the majority of Harmony’s operating costs are incurred in Rand. As a result, any significant and sustained appreciation of Rand against the US dollar will serve materially to reduce Harmony’s Rand revenues and overall net income.
The Rand has appreciated significantly against the US dollar since the end of calendar year 2001, following significant depreciation against the US dollar between 1997 and 2001. Harmony’s operating environment has been severely influenced by the strong Rand, which has appreciated 17% against the US dollar since 2001, and has negatively impacted the company’s short-term profitability.
Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.
The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold which Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony ore reserves are estimated based upon a number of factors, which have been stated in accordance with SEC Industry Guide 7. As Harmony’s ore reserve estimates are calculated based on estimates of future cash operating costs, future gold prices and, because of the fact that Harmony’s gold sales are primarily in US dollars and Harmony incurs most of its cash operating costs in Rand, the exchange rate between the Rand and the US dollar and, in the case of Harmony’s Australian operations, the Australian dollar. As a result, the reserve estimates contained in the annual report should not be interpreted as assurances of the economic life of Harmony’s gold deposits or the profitability of its future operations.
Since ore reserves are only estimates that Harmony makes based on the above factors, Harmony may in future need to revise these estimates. In particular, if Harmony’s cash costs of production increase (whether in Rand terms, in Australian dollar terms, or in relative terms due to appreciation of the Rand or the Australian dollar against the US dollar) or the gold price decreases, the recovery of a portion of Harmony’s ore reserves may become uneconomical. This will force Harmony to lower its estimated reserves.
Part of Harmony’s strategy depends on its ability to make additional acquisitions.
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
As at June 30, 2005, Harmony’s mining operations reported total proven and probable reserves of 54.1 million ounces. If Harmony is unable to acquire additional gold producers or generate additional proven and probable reserves at Harmony’s existing operations or through its exploration activities, Harmony cannot be certain that it will be able to expand or replace its current production with new reserves in an amount sufficient to its mining operations beyond the current life of its reserves.

To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery.
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
Harmony’s exploration efforts might not result in the discovery of mineralization and any mineralization discovered might not result in an increase in Harmony’s proven and probable reserves. To access additional reserves, Harmony will need to successfully complete development projects, including extending existing mines and, possibly, developing new mines. Development projects would also be necessary to access any mineralization discovered through exploration in Australasia. Harmony typically uses feasibility studies to determine whether or not to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:
•	future gold and other metal prices;
•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•	anticipated recovery rates of gold and other metals from the ore, and
•	anticipated total costs of the project, including capital expenditure and cash operating costs.
Actual cash costs of production, production and economic returns may differ significantly from those anticipated by Harmony’s feasibility studies. Moreover, it can take a number of years from the initial feasibility studies until development is completed and during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:
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
Harmony has addressed growth through the recent expansion of its exploration activities. The company currently maintains a range of focused exploration programs, concentrating on areas not too distant from its operation mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal 2005, the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea, Peru and South Africa with subordinate expenditure in West Africa. In fiscal 2006, Harmony intends to carry out exploration in Papua New Guinea, South Africa, West and East Africa, Australia and Latin America. In addition, Harmony has undertaken a comprehensive target generation program in Peru, supported by surface sampling systems.
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

Due to the nature of mining and the type of gold mines it operates, Harmony faces a material risk of liability, delays and increased cash costs from environmental and industrial accidents and pollution.
The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:
•	rockbursts;
•	seismic events;
•	underground fires;
•	cave-ins or falls of ground;
•	discharges of gases and toxic chemicals;
•	release of radioactive hazards;
•	flooding;
•	accidents; and
•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
Hazards associated with open cast mining (also known as open pit mining) include:
•	flooding of the open pit;
•	collapse of the open pit walls;
•	accidents associated with the operation of large open pit mining and rock transportation equipment; and
•	accidents associated with the preparation and ignition of large scale open pit blasting operations.
Hazards associated with waste rock mining include:
•	accidents associated with operating a waste dump and rock transportation; and
•	production disruptions due to weather.
Harmony is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase cash operating costs and result in financial liability to the Company.
Harmony’s land and mineral rights in South Africa could be subject to land restitution claims which could impose significant costs and burdens.
Harmony’s privately held land and mineral rights could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994, or the Land Claims Act. Under this Act, any person who was dispossessed of rights to land in South Africa as a result of previous discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. Harmony has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on Harmony’s right to the properties to which the claims relate and, as a result, on Harmony’s business, operating results and financial condition.
The South African Restitution of Land Rights Amendment Act 2004, or the Amendment Act, became law on February 4, 2004. Under the Land Claims Act, the Minister for Agriculture and Land Affairs, or the Land Minister, may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. It is possible that any of Harmony’s privately held land rights in South Africa could become subject to acquisition by the state without Harmony’s agreement, or that Harmony would not be adequately compensated for the loss of its land rights, which could have a negative impact on Harmony’s South African operations and therefore an adverse effect on its business, operating results and financial condition.
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
Harmony’s operations have been materially affected by inflation in recent years. Even though the inflation rate has decreased over the last three years, working cost and especially wages have increased considerably over the past three years resulting in significant cost pressures on the mining industry. Harmony’s profits and financial condition could be also affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold.
The socio-economic framework in the regions of which we operate may have an adverse effect on Harmony’s operations and profits.
It remains difficult to predict the future political, social and economic direction of South Africa, Australia, Papua New Guinea, or any other country in which we operate, and the impact government decisions may have on our business. It is also difficult to predict the impact of addressing inequalities on Harmony’s business.
Harmony’s financial flexibility could be materially constrained by exchange control regulations as imposed by the South African Reserve Bank.
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
These restrictions could hinder Harmony’s normal corporate functioning. While exchange controls have been relaxed in recent years, it is difficult to predict whether or how the South African government will further relax the exchange control regulations in the future.
Since Harmony’s South African labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and new South African labor laws.
Despite the history of positive and constructive engagement with the unions, there are periods during which the various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among Harmony’s employees, approximately 88%, Harmony is at risk of having, and did experience in fiscal 2005 for example, production stoppages for indefinite periods due to strikes and other labor disputes. Significant labor disruptions have affected our operations and financial condition and we are not able to predict whether we will experience significant labor disputes in the future.
Our production may also be materially affected by labor laws. Since 1995, South African labor laws have changed significantly in ways that affect Harmony’s operations. In particular, laws enacted since then which regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, could result in significant costs. In addition, future South African legislation and regulations relating to labor may further increase our cash costs of production or alter our relationship with our employees. Harmony may continue to experience significant changes in labor law in South Africa over the next several years.
HIV/AIDS poses risks to Harmony in terms of productivity and costs.
The incidence of HIV/AIDS in South Africa, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony expects that significant increases in the incidence of HIV/AIDS infection and HIV/AIDS-related diseases among the workforce over the next several years may have an adverse impact on Harmony’s operations and financial status. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs which are subject to material risks and uncertainties beyond Harmony’s control. As a result, actual results may differ from the current estimates.
The cost of occupational healthcare services may increase in the future.
Occupational healthcare services are available to Harmony’s employees from its existing healthcare facilities. There is a risk that the cost of providing such services could increase in future depending on changes in the nature of underlying legislation and the profile of Harmony’s employees. This increased cost, should it transpire, is currently indeterminate. Harmony has embarked on a number of interventions focused on improving the quality of life of Harmony’s work force, although there can be no guarantee that such initiatives will not be adversely affected by increased costs.
Laws governing mineral rights ownership have changed in South Africa.
On May 1, 2004, the South African Mineral and Petroleum Resources Development Act 2002, or Minerals Act, became effective. The principal objectives set out in the Act are:
•	to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;
•	to give effect to the principle of the State’s custodianship of the nation’s mineral and petroleum resources;
•	to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South African and redress the impact of past discrimination;
•	to substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;
•	to promote economic growth and mineral and petroleum resources development in South Africa;
•	to promote employment and advance the social and economic welfare of all South Africans;
•	to provide security of tenure in respect of prospecting, exploration, mining and production operations;
•	to give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;
•	to follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and
•	to ensure that holders of mining and production rights contribute towards the socio-economic development of areas in which they are operating.
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
The principles contained in the Mining Charter relate to the transfer of 26% of South Africa’s mining assets to historically disadvantaged South Africans, or HDSAs, over a 10-year period, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation by HDSAs in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and beneficiation. In addition, the Mining Charter addresses other socio-economic issues, such as migrant labor, housing and living conditions.
Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. Three of Harmony’s operations have been granted their mining licenses and applications have been submitted for the balance. We will be eligible to apply for new licenses over existing operations, provided that we comply with the Mining Charter. We have taken steps to comply with the expected provisions of the Mining Charter, such as promoting value-added production, exploring black empowerment initiatives and increasing worker participation. We expect more costs involved in compliance with the Mining Charter to lead to increased cash operating costs, which may have an adverse impact on the profits generated by Harmony’s operations in South Africa.
The Act also makes reference to royalties payable to the state in terms of an Act of Parliament, known as the Money Bill, which was made available for public comment. The introduction of the Money Bill will have an adverse impact on the profits generated by Harmony’s operations in South Africa. In terms of the draft regulations, royalties will only be payable from 2009.
In Australia, most mineral rights belong to the government, and mining companies pay royalties to government based on production. There are, however, limited areas where government granted freehold estates without reserving mineral rights. Harmony’s subsidiary, New Hampton, has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australasian operations belong to the Australian and Papua New Guinea governments and are subject to royalty payments. In addition, current Australian law generally requires native title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined. Should New Hampton or Hill 50, or any of our initiatives in Papua New Guinea or other exploration areas, desire to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to the start of mining, and that process could require native title approval. There can be no assurance that any approval would be received.
Harmony is subject to extensive environmental regulations.
As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased cash operating costs of production arising from compliance with South African environmental laws and regulations. The Minerals Act, certain other environmental legislation and the administrative policies of the South African government regulate the impact of Harmony’s prospecting and mining operations on the environment.
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
In the future, Harmony may incur significant costs associated with complying with more stringent requirements imposed under new legislation and regulations. This may include the need to increase and accelerate expenditure on environmental rehabilitation and alter provisions for this expenditure, which could have a material adverse effect on Harmony’s results and financial condition. Harmony may also face increased environmental costs resulting from other mines in the vicinity of Harmony’s mines failing to meet their obligations with regard to the pumping or treatment of water.
The South African government has reviewed requirements imposed upon mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the Minerals Act, the South African National Nuclear Regulator Act 1999, the South African National Water Act of 1998 and the South African National Environmental Management Act 1998, which include stringent “polluter-pays” provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines, may result in additional costs and liabilities.
Harmony’s Australian operations are also subject to various laws and regulations relating to the protection of the environment, which are similar in scope to those of South Africa.

Harmony may not pay cash dividends to its shareholders in the future.
It is the current policy of Harmony’s Board to declare and pay cash dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including the amount of cash available and on capital expenditures and other cash requirements existing at that time. Under South African law, cash dividends may only be paid out of the retained or current profits of Harmony. We did not declare a cash dividend in fiscal 2005 and we cannot assure you that cash dividends will be paid in the future.
Non-South African shareholders of Harmony face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
Dividends or distributions with respect to Harmony’s ordinary shares have historically been paid in Rand. The US dollar equivalent of any dividends or distributions with respect to Harmony’s ordinary shares would be adversely affected by potential future decreases in the value of the Rand against the US dollar. In fiscal 2005, the value of the Rand relative to the US dollar decreased by an average of 7.06% based on the closing rate for each financial year.
Because Harmony has a significant number of outstanding options, Harmony’s ordinary shares are subject to dilution.
On June 30, 2005, Harmony had an aggregate of 1,200,000,000 ordinary shares authorized to be issued and, at that date, an aggregate of 393,341,194 ordinary shares were issued and outstanding. Harmony also has employee share option schemes. The employee share option schemes came into effect in 1994, 2001 and 2003 respectively. At June 30, 2005, options to purchase a total of 18,213,084 ordinary shares were outstanding. The exercise prices of these options vary between R22.90 and R93.00. As a result, shareholders’ equity interests in Harmony are subject to dilution to the extent of the future exercises of the options.
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
Harmony is incorporated in South Africa. All of Harmony’s directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Harmony are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Harmony a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the Unites States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:
•	the court that pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
•	the judgment has not lapsed;
•	the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;
•	the judgment does not involve the enforcement of a penal or revenue law; and
•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978, as amended, of the Republic of South Africa.
It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law.
It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.
Item 4. Information on the Company
BUSINESS
History and Development
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950. Our principal executive offices are located at 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa and the telephone number at this location is +27-11-684-0140.
We conduct underground and surface gold mining and related activities, including exploration, processing, smelting, refining and beneficiation. We are currently the third largest producer of gold in South Africa, producing some 30% of the annual country’s gold output, and the sixth largest gold producer in the world. As at June 30, 2005, our mining operations reported total proven and probable reserves of approximately 54.1 million ounces. In fiscal 2005, we processed approximately 25.7 million tons of ore and produced 2.97 million ounces of gold, primarily from South African sources. Our principal mining operations are located in South Africa and Australia, with exploration and evaluation programs in Papua New Guinea and Peru.
At the time of our incorporation, Harmony was formed as a Randgold & Exploration Company Limited, or Randgold, managed company to exploit a single Harmony mine lease. In 1995, Harmony was rejuvenated as a separate entity following the demise of Randgold. At that time, Harmony produced 650,312 ounces of gold and employed 16,000 people. Harmony’s operations have grown significantly since 1995, expanding from a lease-bound single mining operation into an independent, world-class gold producer. We acquired additional mineral rights in the Free State, Mpumulanga, Gauteng and North West provinces in South Africa when we acquired Lydex in 1997, Evander in 1998, Kalgold in 1999, Randfontein in 2000, ARMgold in 2003 and Avgold in 2004.
We conduct our mining operations through various subsidiaries. As of June 30, 2005, our principal subsidiaries were Randfontein Estates Limited, Evander Gold Mines Limited, ARMgold/Harmony Freegold Joint Venture Company (Pty) Ltd, ARMgold Limited, Avgold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold (Australia) (Pty) Limited. All are wholly-owned direct subsidiaries incorporated in South Africa, save for Harmony Gold (Australia) (Pty) Limited, which is a wholly-owned subsidiary incorporated in Australia.
We received regulatory approval in 1997 to market our own gold, a function that was previously the sole preserve of the South African Reserve Bank, or SARB. A refinery was commissioned by Harmony during fiscal 1997 in the Free State Province at South Africa, which is currently treating most of the gold produced by the South African operations. In fiscal 2005, the capacity of the refinery was 110 tons.
In fiscal 2005, approximately 90% of Harmony’s gold production took place in South Africa and 10% in Australia. In fiscal 2005, approximately 88% of Harmony’s gold came from underground mines and 12% came from its surface mines. For more detailed geographical information about Harmony’s activities, see Item 4. “Information on the Company – Business – Harmony’s Mining Operations” and “Geographical and Segment Information” in the notes to the consolidated financial statements included in this annual report.
Throughout fiscal 2005, we implemented a major restructuring program aimed at containing working costs, reducing or closing loss-making operations and increasing cash profits. Our restructuring, driven in part by the low Rand gold price, is nearly complete. We also made a strategic decision during fiscal 2005 to expand our exploration activities. As part of this, regional offices have been set up in Johannesburg, South Africa; Wau, Papua New Guinea; Lima, Peru and Perth, Australia. Our exploration program has two components: on-mine exploration which looks for resources within the economic radius of existing mines, and new mine exploration, which is the global search for promising early to advanced stage projects.
Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. To learn more about these statutes and regulations, see Item 4. “Information on the Company – Regulation” and Item 10. “Additional Information – Memorandum and Articles of Association.”

South African Operations
In South Africa, we have twelve operating shafts in the Free State Province, three operating shafts at Evander in the Mpumalanga Province, four operating shafts at Randfontein in the Gauteng Province, an open cast mine near Mafikeng in the North West Province, one production shaft at Carltonville in the North West Province, and two operating shafts in Orkney in the North West Province.
Ore from the shafts and surface material are treated at eleven metallurgical plants in South Africa (five in the Free State, one in Carltonville, two in Evander, two in Randfontein and one near Mafikeng).
We manage our operations on a shaft-by-shaft basis. During fiscal 2005, we also categorized our South African underground operations as follows:
•	quality shafts, which are typically those with a larger reserve base and longer life, which form the core of the group’s production;
•	leveraged shafts, which are those that supplement production and provide the upside in the event of a positive swing in the Rand gold price;
•	growth shafts, which comprise the expansion projects established through existing infrastructure, as well as the three new mines we are building in South Africa; and
•	surface operations, which comprise the Kalgold opencast mine, all previously mined rock, whether waste or reef and any clean-up operations as well as plant and other infrastructure.

Quality Shafts	Leveraged Shafts	Growth Shafts	Surface Operations

Target	Bambanani	Elandsrand mine and project	Kalgold

Tshepong	Joel	Doornkop mine and project	Freegold

Masimong shaft complex	West Shaft	Phakisa project	Free State

Evander 5	St. Helena		Randfontein

Evander 7	Harmony 2		Target

Evander 8	Merriespruit 1

Cooke 1	Merriespruit 3

Cooke 2	Unisel

Cooke 3	Brand 3

Orkney 2

Orkney 4
Harmony believes that the leveraged shafts operations generally require a more short-term, flexible and lean approach, whereas the quality shafts operations require investment over a longer time horizon. Harmony has therefore refined its management structure of its South African operations to more closely align the strategic role of its assets with the different skill sets required to manage them. This has also enabled increased focus on the completion of the growth projects and in turning them into mines.
Australasian Operations
Harmony’s interests in Australasia consist of two operating centers, consisting of both underground and open pit mines located at Mt. Magnet (acquired in the Hill 50 transaction) and South Kalgoorlie (including Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 acquisition), in Western Australia, as well as development and exploration prospects in Northern Territory, Australia, and at Hidden Valley and Wafi in Papua New Guinea. Underground and surface mining is conducted at each of our Australian operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits.
Ore from the shafts and surface material are treated at two metallurgical plants in Australia (one at Mt. Magnet and one at South Kalgoorlie). The underground operations of Big Bell (acquired in the New Hampton transaction) were closed in fiscal 2004 and are in the process of being rehabilitated. In April 2005, we disposed of our remaining

11.6% stake in Bendigo for A$32 million. Bendigo is a single project Australian gold mining development company in which we acquired a 31.6% stake in fiscal 2002 for A$50 million.
Principal Investments
We have concluded several other strategic transactions within and outside South Africa since fiscal 2002. Those transactions are summarized below.
With effect from May 1, 2002, Harmony and ARMgold, through Free Gold (in which Harmony and ARMgold each had a 50% interest) purchased the Free Gold assets for Rand 2.2 billion ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. For purposes of U.S. GAAP, Harmony equity accounted for its interest in Free Gold with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion. See Item 5. “Operating and Financial Review and Prospects – Overview.” In connection with the acquisition of the Free Gold assets, Harmony and ARMgold entered into a formal joint venture and shareholders’ agreement relating to Free Gold. The agreement provided that Harmony and ARMgold were each responsible for 50% of the expenses associated with operating the Free Gold assets. The Free Gold operations are now wholly-owned by Harmony following the merger with ARMgold which was completed on September 22, 2003.
On October 30, 2002, Harmony, ARMgold and Gold Fields, through its subsidiary, St. Helena Gold Mines Limited, completed the sale of the St. Helena gold mining assets to Free Gold for Rand 120 million ($13.7 million), plus a royalty equal to one percent of revenue for a period of 48 months beginning on the effective date of the sale.
On January 21, 2003, Randfontein Estates Limited, or Randfontein, a wholly-owned subsidiary of Harmony, entered into an agreement with Africa Vanguard Resources (Proprietary) Limited, or Africa Vanguard, pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a purchase price of R250 million plus VAT. Randfontein and Africa Vanguard also entered into a Joint Venture Agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The agreements were implemented, and the initial purchase price of $19 million was paid on August 15, 2003. For US GAAP purposes, we did not account for this transaction as a sale, but have consolidated the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities, with Harmony as the primary beneficiary of both variable interest entities.
On May 2, 2003, Harmony and ARMgold announced details of their 50/50 joint acquisition of a 34.5% stake in Anglovaal Mining Limited, previously known as Avmin and renamed African Rainbow Minerals Limited, or ARM Limited, after the Avgold transaction with Harmony was concluded. Based on a value of R43.50 per share, the transaction was valued at Rand 1.687 billion and was paid for in cash, which was funded by a long term loan from Nedcor Bank which has been repaid. ARM Limited is a South African incorporated mining holding company with interests in platinum group metals, manganese, chrome, nickel and gold mining operations and various exploration projects.
During fiscal 2003, Harmony announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle. At the end of fiscal 2003, Harmony’s interest in Abelle was 87% of the shares and 65% of the options. In fiscal 2004, Harmony made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities for a total price of approximately A$121 million. At June 30, 2004 Abelle became a wholly-owned subsidiary of Harmony.
In fiscal 2003, Harmony also acquired stakes in Highland Gold, a company that held gold mining assets and mineral rights in Russia, and in High River, a company that held gold mining assets in Russia, Canada and West Africa. We sold our interests in Highland Gold and High River during fiscal 2004 for a combined pre-tax gain of approximately R528.2 million.
On July 15, 2003, Harmony acquired 77,540,830 ordinary shares in Avgold Limited, or 11.5% of Avgold’s outstanding share capital from Anglo South Africa (Pty) Limited, or Anglo SA, in exchange for 6,960,964 new Harmony ordinary shares issued to Anglo SA. The agreement with Anglo SA provided that should Harmony make an offer to acquire the other Avgold shareholders’ interest, the consideration payable to Anglo SA would be adjusted to reflect the amounts paid to the other Avgold shareholders. Harmony acquired the remaining stake in Avgold in April/May 2004.
On September 22, 2003, Harmony and ARMgold consummated a merger. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share ($0.84) prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold’s shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For U.S. GAAP purposes, the merger was accounted for as a purchase by Harmony of ARMgold for a purchase consideration of approximately $697 million. The results of ARMgold have been included in those of Harmony from October 1, 2003.
During fiscal 2004, Harmony’s interest in Free Gold increased from 50% to 100% as a result of the merger with ARMgold on September 22, 2003. Therefore Harmony equity accounted for its interest in Free Gold for the first three months of fiscal 2004, whereafter Harmony consolidated its interest. Because Harmony equity accounted for its 50% interest in Free Gold, sales from the Free Gold assets are not included in Harmony’s sales figures for fiscal 2003.
Following the Harmony merger with ARMgold, on November 13, 2003, Harmony announced that it reached an agreement in principle with ARM and African Rainbow Minerals & Exploration Investments (Pty) Ltd, or ARMI, whereby it would enter into a number of transactions which would restructure ARM. The first transaction involved Harmony acquiring ARM’s 286,305,263 ordinary shares in Avgold, or 42.2% of Avgold’s outstanding share capital, in exchange for 28,630,526 new Harmony ordinary shares to be issued to ARM. The acquisition of ARM’s interest in Avgold became unconditional in April 2004, when Harmony was required to make a mandatory offer to the Avgold minority shareholders on the same terms as which it acquired ARM’s interest in Avgold. At that time, Harmony and ARM had cross shareholdings in each other whereby Harmony owned a 19% interest in ARM, and ARM owned a 19.84% interest in Harmony. In fiscal 2005, we transferred our investment in ARM to a trust. See Item 7. “Major Shareholders and Related Party Transactions” and the consolidated financial statements for a discussion on the treatment of the transaction.
On April 15, 2004, ARM shareholders approved the disposal of their entire shareholding of 286,305,263 ordinary shares in Avgold Limited to Harmony. By way of share exchange, ARM received 1 Harmony share for every 10 Avgold shares held. On May 11, 2004, Harmony announced that its mandatory offer to Avgold minority shareholders was successful and that a total of 62,204,893 Harmony shares were issued to acquire the entire shareholding in Avgold. Avgold owns the Target mine in the Free State. Harmony also disposed of its Kalplats platinum project and associated mineral rights to ARM in exchange for 2 million new ARM ordinary shares issued to Harmony. All of the above described transactions were consummated during May 2004, which resulted in Avgold becoming a wholly-owned subsidiary of Harmony.
On April 28, 2004, we entered into an agreement with Network Healthcare Holdings (Netcare) for the purpose of managing the provision of healthcare services of the Harmony Group. The agreement between Harmony and Netcare forms the first part of a deal that is expected to eventually see the complete outsourcing of the management of Harmony’s healthcare activities.
On May 21, 2004, we raised R1.7 billion by way of an issue of convertible bonds to international investors, which reduced our South African interest payments by approximately R85 million per year. In addition to these cost benefits, it also allowed us to consolidate our short term debt. The convertible bonds are Rand denominated and interest is payable semi-annually in arrears at a rate of 4.875% per annum. The convertible bonds may be converted into ordinary shares at a price, including premium of R121.00 per share, from July 1, 2004, until the seventh day prior to the maturity date, which is expected to be on May 15, 2009.
On October 18, 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields Limited offering 1.275 newly issued Harmony shares for each Gold Fields Limited share. The proposed merger was structured on the basis of an Initial Offer and a Subsequent Offer. As at December 1, 2004, Harmony had received valid acceptances of the Initial Offer in respect of a total of 57,993,991 shares representing approximately 11.5% of the entire issued share capital of Gold Fields Limited. Between November 30, 2004 and December 14, 2004 Harmony issued 72,173,265 offer shares as consideration for the Initial Offer. On May 20, 2005, the Witwatersrand Local Division of the High Court of South Africa ruled that Harmony’s Subsequent Offer for Gold Fields had lapsed at midnight on December 18, 2004. Accordingly, the Subsequent Offer was no longer in force and no Gold Fields shares tendered into the Subsequent Offer were accepted. On June 3, 2005, Harmony disposed of 30 million Gold Fields Limited shares to the value of R2.041 billion. The placement was completed at a price of R71.40 (US$10.50) per share. Harmony still owns approximately 5.4%, or 26.6 million Gold Fields Limited shares.
On February 3, 2005, Harmony undertook a secondary placing of 3,703,704 shares of its holding in ARM Limited at a price of R27.00 per share. On March 15, 2005, Harmony placed another 3,418,803 of its ARM Limited shares at a price of R29.25 per share. On April 21, 2005, Harmony disposed of its 14% investment in ARM to The ARM Broad-Based Empowerment Trust (the ARM Empowerment Trust) for a cash consideration of R829,827,460 representing a price of R29.00 per ARM share. The ARM Empowerment Trust has been established for the purpose of holding the ARM shares to further facilitate broad-based empowerment in ARM’s shareholder base. ARM is Harmony’s second largest shareholder and BEE partner holding 16.2% of Harmony. For U.S. GAAP purposes, Harmony did not recognize the transfer of its investment in ARM to the ARM Empowerment Trust as a sale. See Item 7. “Major Shareholders and Related Party Transactions” and the consolidated financial statements for a discussion on the treatment of the transaction.
Strategy
Harmony is an independent growth oriented company in the gold production business and is distinguished by focused operational and management philosophies that it employs throughout the organization. Harmony’s growth strategy is focused on building a leading international gold mining company through acquisitions, development of organic growth projects and focused exploration. Harmony is currently expanding its production base in South Africa and Australasia, building on Harmony’s position as a leading cost-effective South African gold company in order to enhance its position as one of the world’s senior gold producers. Harmony made a strategic decision during the year to expand its exploration activities. As part of this, regional offices have been set up in Johannesburg, South Africa, Lima in Peru, Perth in Australia and Wau in Papua New Guinea. Harmony’s exploration programme has two components: on-mine exploration which looks for resources within the economic radius of existing mines; and new mine exploration, which is the global search for promising early to advanced stage projects.
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
Since undergoing a change in management in 1995, Harmony has employed a successful strategy of growth through a series of acquisitions and through the evolution and implementation of a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way,” and which Harmony believes are unique in the South African gold mining industry. A significant component of the success of Harmony’s strategy to date has been its ability to acquire under-performing mining assets, mainly in South Africa, and in a relatively short time frame to transform these mines into cost-effective production units. The execution of Harmony’s strategy between fiscal 1995 and fiscal 2005 has resulted in the growth of Harmony’s annual gold sales from approximately 650,000 ounces in fiscal 1995 to approximately 2.9 million ounces in fiscal 2005. Despite increased cash operating costs, Harmony has expanded its proven and probable ore reserve base and, as at June 30, 2005, Harmony’s mining operations reported total proven and probable reserves of approximately 54.1 million ounces.
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
Harmony implements a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way”, and which it believes are unique to the South African gold mining industry. This “Harmony Way” is underpinned by the following concepts:
•	Empowered management teams. At each mining site Harmony has established small, multi-disciplinary, focused management teams responsible for planning and implementing the mining operations at the site. Each of these teams is accountable for the results at its particular site and reports directly to Harmony’s Board.
•	Active strategic management by the Board. Annual operational goals and targets, including cost, volume and grade targets are established in consultation with the Harmony’s executive committee for each mining site. Each management team develops an operational plan to implement the goals and targets for its mine site. Harmony’s executive committee reviews and measures the results at each mining site on a regular basis throughout the year.

•	Increased productivity. Gold mining in South Africa is very labor intensive with labor accounting for approximately 50% of Harmony’s costs. To control these costs, Harmony structures its operations to achieve maximum productivity with the goal of having 60% of Harmony’s workforce directly engaged in stoping, or underground excavation, and development rock breaking activities. In addition, Harmony has implemented productivity-based bonuses designed to maximize productivity.
•	A no-frills, low cost ethic. Harmony has an obsession about lowering its cost base and, to this end, Harmony extensively benchmarks its costing parameters both internally between operations within Harmony and externally against other gold producers.
•	Systems. Harmony has implemented sophisticated cost accounting systems and strict ore accounting and ore reserve management systems to measure and track costs and ore reserve depletion accurately, so as to enable it to be proactive in its decision making.
Harmony has implemented the “Harmony Way” at its original mining operations and at each mining property Harmony has acquired since 1995, and has implemented the “Harmony Way” at the Australian operations. By implementing this process, Harmony generally has been able to reduce unit costs significantly while increasing production and extending mine life.
Growing through acquisitions in South Africa and internationally.
Harmony’s acquisition strategy in South Africa has been, and will continue to be, pursuing mature, underperforming gold mining operations in which it believes it can successfully introduce the “Harmony Way” to increase productivity, reduce costs and extend mine life. The advantage to acquiring mature, underperforming operations is that they tend to be cheaper to acquire and, particularly for underground operations, much of the required capital expenditure has already been made. Harmony’s corporate strategy with respect to acquisition targets is as follows:
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
Hedge Policy
As a general rule, we sell our gold production at market prices. Currently, we generally do not enter into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. As a result of this policy, Board approval is required when hedging arrangements are to be entered into to secure loan facilities. Any change to this policy requires ratification by the Board.
Harmony inherited the following forward exchange contracts with the acquisition of Avgold in May 2004:

	June 30, 2005	June 30, 2006	Total
Forward exchange contracts & calls sold US$ million	—	39.5	39.5
Average Strike US$/R	—	9.54	9.54
The contracts do not meet the Company’s accounting policy hedging criteria and the mark-to-market movement is reflected in the income statement. The mark-to-market of these contracts was a negative R 108 million (US$16 million) as at June 30, 2005. These values were based upon a spot price of US$1/R 6.67 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
The forward exchange contracts mature on a monthly basis, resulting in cash inflow or outflow, equal to the difference between the strike price of the contracts and the spot price on the particular day. The average strike price of the contracts, are significantly higher than the spot price of US$1/R 6.67, resulting in significant cash outflows.
Currently, our hedge book is managed by a risk and treasury management services company, which is a joint venture between a major South African bank and a black economic empowerment company.
A substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony engaged in a process to reduce the New Hampton and Hill 50 hedge books. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50). These hedge positions were classified as normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to the agreed-upon prices. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations again and closed out a significant portion of the inherited hedge book resulting in the remaining hedge agreements not qualifying for hedge accounting treatment. The mark-to-market movements in these contracts are reflected in the income statement. During fiscal 2004, a further 500,000 ounces of the inherited hedge books of both New Hampton and Hill 50 were closed out at a cost of Rand 105 million (US$14.4 million). As of June 30, 2005, the resulting hedge portfolio covered 495,000 ounces over a five-year period at an average strike price of A$518 per ounce ($395 per ounce at an exchange rate of A$0.762 per $1.00). Harmony has reduced the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements as well as through the close out of these hedge agreements.
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
We conduct exploration activities on our own or with joint venture partners. Our prospecting interests in South Africa measure approximately 100,000 hectares. The area has been reduced from 382,000 hectares, as regional exploration identified focused areas of mineralization, requiring more detailed investigation. Our Australian operations also control prospecting interests, as described below. In addition to ongoing mine site exploration, Harmony has a program of investment in regional exploration. The exploration strategy on these greenstone belts uses geological, geophysical and geochemical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold deposits typically occur as clusters.
Harmony spent approximately $11.7 million, excluding contributions from joint venture partners, on exploration in fiscal 2005 and the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea, South Africa and Peru with smaller expenditures in West Africa and Madagascar. In fiscal 2006, Harmony intends to carry out exploration in South Africa, West Africa, East Africa, Australia, Latin America and Papua New Guinea.
Our exploration program has two components:
➢	on-mine exploration which looks for resources within the economic radius of existing mines, and

➢	new mine exploration, which is the global search for early to advanced stage projects.
South Africa: One of the largest exploration ventures within South Africa at the moment relates to exploration being undertaken at our Target mine. This has already added significantly to our resource and reserve base, and work is being undertaken at our Target North and Sun properties.

The geological setting for Target North appears similar to that at Target, with Elsburg, Dreyerskuil and Big Pebble reefs having been identified. There were also intersections of the Maraisdale and Sun reefs, which are thought to be equivalents to the B Reef and Basal Reef respectively. An erratically developed reef has been intersected in some boreholes at the base of the Ventersdorp Conglomerate Formation, and is interpreted to be the Ventersdorp Contact Reef (VCR). The VCR has been mined extensively in the Klerkdorp, West Rand and Far West Rand Goldfields, but has not previously been seen in the Free State Goldfield.
During fiscal year 2005, the project team undertook an extensive exercise to collate and validate data acquired over more than 20 years, to enable a 3D geological model to be constructed and re-interpreted.
A major re-correlation of the Central Rand Group Stratigraphy in boreholes drilled within the project area has been completed. The 3D seismic survey, which was undertaken in 1997/1998, and only partly interpreted, is in the process of being interpreted to the northern limit of the project area. This will assist in validating structure for the 3D geological model. The aim is to produce a robust geological model and resource statement that can be used for further decision-making.
In addition, in order to extend the life of current operations, a number of geological projects have been established on the secondary reef targets. By looking at these reefs on a regional basis, rather than within a specific lease area, new targets for exploration and future mining can be determined in previously unknown areas.
Australasia: Our offshore exploration program in Australasia continues to gain momentum with a number of projects in Australia and Papua New Guinea. Our Australian operations conduct prospecting at various sites within their exploration mineral right areas, which include various types of property rights recognized in Australia covering a total area of approximately 298,355 hectares (737,250 acres). Harmony’s exploration strategy in Australia includes exploration on greenstone belts using aeromagnetics, ground magnetics, geochemical, regolith and geotechnical techniques to identify broad systems of anomalous gold and associated rock alteration within which gold mineralization typically occurs. Thereafter, promising targets are drilled to test geological structures and establish the presence of gold mineralization. Should this process be successful in discovering ore, the deposits are then drilled and sampled systematically to determine ore reserves and metallurgical characteristics. Exploration of priority targets within Harmony’s holdings, continued to be the focus of regional exploration over the 2005 fiscal year.
Papua New Guinea: Our exploration activities in Papua New Guinea are conducted through Abelle, a wholly-owned subsidiary of Harmony Australia. Abelle owns 100% of the Hidden Valley and Wafi deposits in Papua New Guinea. The Hidden Valley project has an estimated mineral resource of 73.9 million tons at 2.2 grams per ton gold and 30 grams per ton silver for 5.2 million ounces of gold and 71 million ounces of silver. A feasibility study completed by Abelle in December 2003 envisaged construction of a small but profitable mine, which will produce 1.9 million ounces of gold and 25.5 million ounces of silver in phase one. See Item 4. “ Information on the Company — Business – Papua New Guinea Operations – Hidden Valley Project”. The Wafi Gold project is situated 60 kilometers south-west of Lae in the Morobe province and is an advanced exploration project. The project is held under four contiguous exploration licenses totaling 996 square kilometers and comprises two separate ore systems located within close proximity to each other known as the Wafi Gold Project and the Golpu Copper-Gold Project, or Golpu Project, respectively. The Golpu Project is a porphyry copper-gold deposit. The resource estimate for Golpu is 100 million tons at 1.3% copper and 0.6 grams per ton gold for 1.3 million tons of copper and 2.3 million ounces of gold. The Wafi Gold Project is a high sulphidation gold deposit that contains an inferred resource of 53.3 million tons at 2.5 grams per ton for 4.3 million ounces gold. Prior to the acquisition of the project by Harmony, nearly 65,000 meters of drilling had been completed. Since acquisition, we have completed a further 17,000 meters of both reverse circulation and diamond drilling to further define the shallower portions of the resource and to explore for additional oxide resources. A 6,800 meter diamond drill program is planned for fiscal 2006 at the high grade “link zone” of the Wafi gold deposit. See Item 4. “Information on the Company — Business – Papua New Guinea Operations – Wafi Project.”
Additional projects nearby include: the Kesiago project, consisting of rock chip, soil sampling and mapping and the Bawaga area, which is a target for exploration; the Moa Creek Prospect, located in rugged terrain 16 kilometers from our Hidden Valley Project, representing an exciting potential new opportunity for discovery of a new stand-alone gold mining operation in Papua New Guinea; and the Kerimenge deposit, a low-sulphidation, epithermal-mesothermal deposit located on the faulted contact between porphyry-diatreme complex and Jurassic-Cretaceous Kaindi metamorphics, approximately 10 kilometers north-east of the Hidden Valley deposit.
Australia: Following the acquisition of Hill 50, we integrated Hill 50’s exploration program on the properties south of Kalgoorlie with New Hampton’s programs in that area. These programs involve exploration on a combination of freehold title and mineral leases forming an east-west belt extending from Lake Roe to Coolgardie, south of Kalgoorlie. The tenements span a number of geological domains including the Kalgoorlie-Kambalda Belt and the Boulder-Lefroy structure, the Zuleika Shear, the Coolgardie Belt and the Yilgarn-Roe structures. A comprehensive structural-geological and regolith-geochemical review was completed in July 2001 for the Southeast Goldfields area. This review outlined priority targets within our holdings, which were the focus of regional exploration over the 2002 fiscal year and continued to be the focus of regional exploration during the 2003, 2004 and 2005 fiscal years. Hill 50’s exploration has also continued to focus on brownfield and greenfield opportunities at Mt. Magnet and on regional targets. Six targets with the potential for major discoveries and a number of near mine targets to replenish depleted reserves have all been earmarked for drill testing, and a budget of R25 million has been approved for this area.
Through the Hill 50 transaction, we also acquired two development projects in the Northern Territory of Australia: the Maud Creek project and the Brocks Creek project. Maud Creek was an advanced greenfield project based on a recent discovery located close to the historic Yeuralba gold field in the Pine Creek district. The Maud Creek project faces a metallurgical risk associated with the extraction of gold from the ore. The Maud Creek orebody is partially refractory in nature and specific (yet to be finalized) ore processing routes would be required to liberate the gold. The contemplated processes were expected to result in higher capital and operating costs, but were not expected to involve significant technical risk. Interested parties in the Maud Creek Tenements of the Northern Territory extended an option until May 2005 through payment of an additional fee. On December 2, 2004 Harmony entered into an option agreement with Terra Gold Mining Ltd, or Terra Gold, whereby they proposed to purchase the Maud Creek project from Harmony for an initial purchase payment of A$3 million. Harmony is also entitled to further payments, an additional A$2 million in Terra Gold shares once the plant has been commissioned (or earlier upon the expiry of a twelve month period) and a further A$2 million in cash if Terra Gold takes the decision to mine. Harmony will have a 1% royalty over production of more than 250,000 ounces of gold from the project tenements. Terra Gold paid A$ 400,000 for the option over the project, which they exercised on April 29, 2005. This option payment was offset against the initial purchase payment and the remaining A$2.6 million has been received.
Brocks Creek is an effort to bring mines formerly operated by AngloGold and Dominion Mining back into production. The Brocks Creek area includes shallow open pits located at Rising Tide, and rights to develop the underground Zapopan and Cosmo Deeps sites. Following the second phase of drilling at the Cosmo Deeps Project, the resource was upgraded from 0.7 million to over 1 million ounces of gold. Further drilling also indicated a potential increase in average grade at depth. In fiscal 2005, Harmony had a total expenditure of A$8.877 million in combined levels of exploration at New Hampton and Hill 50.
With the exception of the Burnside Joint Venture, or JV, which Hill 50 and Northern Gold NL formed in March 2002 to develop the Brocks Creek project, Harmony’s exploration and development projects in Australia are wholly-owned. Our JV was consolidated during fiscal 2005, with the acquisition from AngloGold Ashanti of the Union Reefs Gold Project for a sum of A$4 million, half of which was payable by Harmony. Located between the JV’s current Brocks Creek and Pine Creek projects, the acquisition includes the 2.8 million tonne per annum carbon-in-leach (CIL) gold plant and all site-related infrastructure, which is earmarked as the primary treatment facility for the JV. On September 23, 2005, we announced that we had reached agreement with Northern Gold NL on the divestment of our 50% stake in the Burnside Joint Venture for a consideration of A$24 million or R117 million. See Item 8. “Recent Developments.”
In addition, Abelle has a number of exploration projects throughout Australia, inherited from the merger with Aurora, and during fiscal 2005, pursued an active policy to dispose or outsource these projects, as they were considered non core to the development strategy. Most of these interests are managed by third parties. During January 2004, Abelle sold its interest in the Credo project in Western Australia to its joint venture partner, Yilgarn Mining Limited, or Yilgarn, for A$250,000 and A$1.75 million of shares in Yilgarn. The Yilgarn shares were disposed of for A$1.2 million on June 20, 2005.
Peru: During 2005, Harmony continued to evaluate numerous, primarily green field, projects in Peru through the office that was opened in 2003. Harmony Gold Peru was awarded prospecting licenses over two concessions in southern Peru, covering an area of 3,000 hectares. Encouraging sampling results were followed up with detailed sampling programs. Final sampling results obtained during 2004 did not identify any project areas with significant gold mineralization to warrant further exploration work. Eighty projects were reviewed for joint venture potential. Of these, 40 were sampled, but none of these had mineralization potential to warrant exploration work by Harmony. The decision was taken that our office would change its focus to concentrate on opportunities in Latin America rather than just Peru and that the office will be staffed accordingly. A budget of R12 million has been approved for fiscal 2006. The budget excludes any capital expenditure.
Mining
The mining process can be divided into two main phases: (i) creating access to the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.
•	Access to the orebody. In Harmony’s South African underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. In Harmony’s Australian underground mines access to the orebody is by means of declines. Horizontal development at various intervals of the decline extends access to the horizon of the ore to be mined. The declines are advanced on a continuous basis to keep ahead of the mining taking place on the levels above. In Harmony’s open pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.

•	Mining the orebody. The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned and the ore is transferred to the transport system. In open pit mines, gold-bearing material may require drilling and blasting and is usually collected by bulldozers or shovels to transfer it onto trucks which transport it to the mill.
In Harmony’s South African underground mines, once ore has been broken, train systems collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps. In the Australian underground mines once ore has been broken it is loaded unto trucks which transports it to the mill. In open pit mines, ore is transported to treatment facilities in large capacity vehicles.
Processing
We currently have twelve metallurgical plants in South Africa and three in Australia that treat ore to extract the gold. The principal gold extraction processes we use are carbon in leach, or CIL, carbon in pulp, or CIP, and carbon in solution, or CIS.
The gold plant circuit consists of the following:
•	Comminution. Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod and tube and ball mills. Our more modern milling circuits include semi or fully autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment.
•	Treatment. In most of our metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL, CIP or CIS process.
Gold in solution from the filter plants is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Because cathode sludge produced from electro-winning is now sent directly to our refinery, most of the South African plants no longer use smelting to produce rough gold bars (dore). Harmony’s Australian plants and its South African zinc precipitation plants continue to smelt precipitate to produce rough gold bars. These bars are then transported to our refinery or in the case of the Australian plans, to an independent refinery, which is responsible for refining the bars to a minimum of good delivery status.
We operate the only independent gold refinery and fabrication plant in South Africa. In fiscal 2003, approximately 85% of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. During fiscal 2004, 83% of Harmony’s South African gold production was refined at Harmony’s Refinery and approximately 83% during fiscal year 2005. The balance was refined at Rand Refinery. The Australian gold production is refined in Australia at an independent refiner, AGR Matthey.
The Harmony Refinery has developed a number of product lines comprising: branded gold bullion, comprising both large and small bars and granules. We are able to sell to markets such as India, the Middle East and East Asia among others; jewelry alloys, including plate, strip, grain and wire manufactured in 9ct — 18ct yellow, white and red gold for casting or bench work, fine silver granules and crystals, low-tarnish sterling silver, solders as paste or blocks in gold, silver and platinum, bangles, wedding rings and coin blanks, semi manufactured and custom made orders; industrial gold and silver, including silver anodes for the electroplating industry and 99.999% gold for high purity applications, gold fuse wire and connectors; dental alloys, including an extensive range of casted and bonding alloys, solders and wire meeting restoration requirements. All of our products comply with South African and international standards and where required, custom engineered products are available. In fiscal 2005, Harmony had refinery capacity of 100 tonnes per year. Harmony spent approximately Rand 6 million ($0.9 million) (compared to Rand 4.8 million ($0.7 million) in fiscal 2004) on capital expenditures at its refinery in fiscal 2005.
The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in Item 4. “Information on the Company — Regulation-Mineral Rights.” Harmony’s beneficiation initiatives have benefited from the expansion and improvement of Harmony’s refinery. Harmony supports jewelry ventures in South Africa.
Services and Supplies
Mining activities require extensive services, located both on the surface and underground. These services include mining-related services such as mining engineering (optimizing mining layouts and safe mining practices), planning (developing short-term and long-term mining plans), ore reserve management (to achieve optimal orebody extraction), ventilation (sustaining operable mining conditions underground), provision of supplies and materials, and other logistical support. In addition, engineering services are required to ensure equipment operates effectively. Unlike many other South African gold producers, we generally provide only those services directly related to mining. In some cases, other services are provided by outside contractors. In Australia, contractors are hired to perform the open pit and underground mining. We provide medical services to employees at our Free State, Evander and Randfontein hospitals and have outsourced the function to another hospital in Orkney. During fiscal 2004, Harmony entered into a joint venture agreement with Netcare Healthcare Holdings to outsource the management of Harmony’s healthcare.
We commenced a Services Transformation Project (STP) in June 2005 which concentrates on re-aligning the services departments as well as our staffing and systems as a way to reduce cash operating costs. The STP has been set up to help us improve the services we provide to our mining operations. We believe there are opportunities in services to transform them into businesses in their own right. Our targets are to reduce costs as well as to improve client satisfaction. The STP plans to address this in a focused and sustainable way. While there is no pre-determined plan, we are following a three phase process of: (i) analyzing or diagnosing the current situation throughout our operations (phase one); (ii) redesigning the services where appropriate (phase two); and (iii) implementing the services, staffing and systems in a sustainable way (phase three).
The Mining Charter described in Item 4. “Information on the Company – Regulation – Mineral Rights” establishes a policy of preferred supplier status according to enterprises controlled by members of historically disadvantaged groups when those enterprises are able to offer goods and services at competitive prices and quality levels. We believe that our procurement policy is consistent with this policy.
Harmony’s Management Structure
As part of the “Harmony Way,” we structure our mining operations in a way that we consider to be unique in the South African gold mining industry. Our operational structure is based on small, empowered management teams at each production site, which may include one or more underground mine shafts or open cast sites. These management teams are fully responsible for planning and executing the mining at the production site and report directly to our three Operations Directors. We have consciously maintained an internal focus, despite the time taken up with the Gold Fields bid process. As part of this, in February 2005, we re-aligned our management structures so as to reposition key managers to oversee the company’s operational and growth strategy. Specifically, Graham Briggs, who was the country manager in Papua New Guinea, has assumed responsibility for the Australasian portfolio, becoming Chief Executive of Harmony Australasia. In South Africa, three senior operational leaders, Philip Kotze, Peter Steenkamp and Bob Atkinson, have been appointed operations directors for the quality assets, leveraged assets and growth assets, respectively. The change in the management structure of our South African operations is part of an initiative to group together assets in line with their strategic roles and the different skill sets required to manage them. While the leveraged operations generally require a more short-term, flexible and lean approach, the quality assets require investment over a longer time horizon. This grouping has also enabled increased focus on the completion of the growth projects and in turning them into mines.
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
Placing management power at the level of the actual production sites has resulted in greater flexibility, innovation and quicker decision-making than the more traditional management structures at South African gold mines. It also means that we operate without multiple levels of management. This contributes to decreased overhead costs, which has a positive impact on the payable portion of our mineral resources. In addition, the reduced management structure is important in facilitating Harmony’s goal of having 60% of its work force being directly involved in actual mining as opposed to the industry standard of 40%. We believe that this initiative has resulted in increased productivity.

With respect to our South African operations, Harmony and the United Association of South Africa have signed an agreement to redefine the traditional role of shift boss to that of a production coach. This initiative, Mining the Harmony Way, re-aligns the organization at the operational level in so far that the principal feature of this initiative is to allow the production coaches to focus on safety promotion rather than pure production efforts. The compensation structure has been changed so that production coaches will not receive incentive compensation based on production levels.
The traditional mine overseer is now termed the legal compliance officer and has a varying number of production coaches appointed below him. Additionally, the legal compliance officer and the production coaches spend the entire eight-hour working shift underground with the mining teams, in contrast with the four hours shift bosses and mine overseers typically spent with the mining teams. This directs the legal compliance officer and the production coaches’ technical expertise to be available to the production crews on the face. It has been proven in Harmony that this methodology promotes a safe production environment for the production teams and enhances career development for previously disadvantaged individuals.
Capital Expenditures
Capital expenditures, including the non-cash portion, incurred for fiscal 2005 totaled approximately $140.8 million, compared with $126.5 million for fiscal 2004 and $209 million for fiscal 2003. The focus of Harmony’s capital expenditures in recent years has been underground development and plant improvement, upgrades and acquisitions, and management currently expects this focus to continue in fiscal 2006. The increase in capital expenditures in fiscal 2005 compared with fiscal 2004 resulted from the commencement of infrastructure establishment in Papua New Guinea and further investment in the Doornkop South Reef Project. The decrease in capital expenditure in fiscal 2004 compared with fiscal 2003 was as a result of downscaling at the Elandskraal and Australian operations as well as the appreciation of the Rand against the US dollar. Harmony has budgeted approximately $236 million for capital expenditures in fiscal 2006. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business – Harmony’s Mining Operations.” We currently expect that our planned capital expenditures will be financed from operations and existing cash and investments on hand. However, if we decide to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond our current plans, we may consider alternative financing sources described below. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Evander Operations.”
Description of Property
Harmony’s operational mining areas in South Africa comprise the Free State operations of 55,801 acres, the Evander area of 91,178 acres the Randfontein area of 41,026 acres, the Kalgold area of 5,259 acres, the Elandskraal area of 22,864 acres, the Free Gold area of 35,582 acres and the Target area of 10,469 acres. Harmony’s operational mining areas (granted tenements) in Australia comprise the combined Mt. Magnet – Big Bell area of 252,114 acres, the South Kalgoorlie area of 222,647 acres and active holdings in the Northern Territories (the Burnside Joint Venture) that total 288,083 acres. We sold our interest in the Burnside Joint venture on September 23, 2005. See Item 8 “Recent Developments”. We also own, control or share in additional mineral rights that have not been brought to production.
In line with the rest of the South African mining industry, we have been rationalizing our mineral rights holdings in recent years. Accordingly, over the past three years, we have disposed of our shares and our participation rights in areas in, as well as outside of, South Africa in which we have not actively pursued mining. We may continue to investigate further disposals.
The following pages contain maps of our South African and worldwide operations and interests.

WORLDWIDE OPERATIONS
Geology
The major portion of our South African gold production is derived from mines located in the Witwatersrand Basin in South Africa. The Witwatersrand Basin is an elongate structure that extends approximately 300 kilometers in a northeast-southwest direction and approximately 100 kilometers in a northwest-southeast direction. It is an Archean sedimentary basin containing a six-kilometers thick stratigraphic sequence consisting mainly of quartzites and shales with minor volcanic units.
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

At Harmony’s Papua New Guinea operations, the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme host the gold mineralization at the Wafi project. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about 1kilometer northeast of the Wafi gold orebody. It is a porphyri (Diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo and the mineralized body can be described as a porphyry copper-gold ‘pipe’. Harmony’s Hidden Valley project comprise low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of Papua New Guinea. In the Hidden Valley project area a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit area is dominated by a series of post Miocene faults controlling the gold mineralization, including an early north trending set and the main northwest faulting.
Reserves
Despite mining 3.1 million mill-delivered ounces in fiscal 2005 and the implementation of a wide-ranging restructuring of our South African operations, our ore reserves declined by only 13% during the course of the year. As at June 30, 2005, Harmony reported total proven and probable ore reserves of 54.1 million ounces as set forth in the following table. The gold price used to state our reserves is unchanged at R92,000 per kilogram and continues to be our expectation of the sustainable gold price in real terms. The gold price used is a combination of a US$380 per ounce and an exchange rate of R7.53 per US dollar. In Australia, for ore reserve calculation purposes a gold price of A$540 per ounce was used which equates to US$380 per ounce at an exchange rate of A$1.42 per US dollar.
The year-on-year comparison set forth below reconciles the ore reserves declaration of Harmony at June 30, 2004 to that at June 30, 2005. A significant component of the decrease in our ore reserves arises from the restructuring and downscaling of certain of the South African operations and the consequent downgrade of 3.0 million ounces from ore reserves to mineral resources. Depletion accounts for another 3.1 million ounces. In addition, follow-up work carried out in late 2004 resulted in a restatement of the Rolspruit ore reserves which decreased by 2.4 million ounces and the downgrade of 0.7 million ounces of reserves to inferred resources in life-of-mine at Masimong. On the positive side, exploration and more detailed mine planning for the future resulted in the addition of 1.1 million ounces to ore reserves.
Year-on-year reconciliation of Harmony’s ore reserves

Gold
(million
ounces)
Balance at June 30, 2004	62.2
Re-statements	(3.1)*
Mined during fiscal 2005	(3.1)**
Less impact of re-structuring shafts	(3.0)
Added through exploration	1.1
Balance at June 30, 2005	54.1

*	Exclusive of depletion

**	Ounces based on mill delivered grades
Of the company’s 54.1 million ounces of ore reserves, 44.4 million ounces are classified as current reserves (above infrastructure) while the balance of 9.7 million ounces is classified as below infrastructure, i.e. reserves for which the capital expenditure has yet to be approved. At certain operations in Evander and the Free State, which have aggregate above infrastructure ore reserves totaling 10.1 million ounces, we will have to deliver on our past restructuring plans to drive down the long-term cost structure to levels below current costs in order for those operations to remain profitable at a long-term gold price of R92,000 per kilogram.
The SAMREC Ore Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and reserves in South Africa, has been used for the declaration of Harmony’s South African ore reserves. This code was developed by the South African Institute of Mining and Metallurgy and is the recommended guideline for reserve and resource reporting for companies listed on the JSE Limited. In reporting of reserves, we have complied with Industry Guide 7 of the United States Securities and Exchange Commission. Harmony’s Australian and Papua New Guinea ore reserves are compliant with the Australian Code for the Reporting of Ore Reserves (JORC code) of the Australian Institute of Mining and Metallurgy. Harmony uses the term ‘ore reserves,’ which has the same meaning as ‘mineral reserves’, as defined in the SAMREC code.

In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable ore reserve, Harmony applies the concept of a cut-off grade. This is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using the company’s Optimiser computer program which requires the following as input:
•	the database of measured and indicated resource blocks (per shaft section);
•	an assumed gold price which, for this ore reserve statement, was taken as R92,000 per kilogram;
•	planned production rates;
•	the mine recovery factor (MRF) which is equivalent to the mine call factor multiplied by the plant recovery factor; and
•	planned cash operating costs (Rand per tonne).
Rand per tonne cash operating costs are historically based, but take cognizance of distinct changes in the cost environment such as restructuring, right-sizing, and other cost reduction initiatives, and for below infrastructure ounces, an estimate of capital expenditure.
The ore reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management, and environmental management have been involved at each mine in the life of- mine planning process and the conversion of resources into reserves. The oreflow-related modifying factors used to convert the mineral resources to ore reserves through the life-of-mine planning process are stated for each individual shaft. For these factors, 18 month historical information is used, except if there is a valid reason to do otherwise. Because of depth and rock engineering requirements, some shafts design stope support pillars into their mining layouts which accounts for 7% to 10% discounting. A further 15% discounting is applied as a life-of-mine factor to provide for unpay and off-reef mining. In general, the life-of-mine plan extraction factors do not exceed 85%, and are reflected in the ore reserves.
Harmony’s standard for narrow reef sampling with respect to both proven and probable reserve calculations for underground mining operations at Elandskraal, Free State, Evander, Randfontein, Free Gold, Orkney and Target is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target operations, the Harmony standard for sampling with respect to both proven and probable reserves are fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. Harmony’s standard for sampling with respect to both proven and probable reserves at its Australian underground operations include sampling development drives and crosscuts at intervals of up to 4 meters, drilling fans of diamond drill boreholes with a maximum spacing of 20 meters in any orientation within the ore bodies, and assaying core at 1 meter intervals. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand) for which random sampling is used. Australian surface operations are sampled on diamond drill and reverse circulation drill spacing of no more than 20 meters on average.
Our mining operations’ reported total proven and probable reserves as at June 30, 2005 are set out in the following table:

Ore reserve statement (Imperial) as at June 30, 2005

Operations	Proven Reserves			Probable Reserves			Total Reserves
	Tons	Grade	Gold oz	Tons	Grade	Gold oz	Tons	Grade	Gold oz1
	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)
S.A. Underground
Elandskraal	4.72	0.251	1.18	23.59	0.275	6.48	28.31	0.271	7.66
Free State	11.55	0.146	1.69	17.72	0.141	2.49	29.27	0.143	4.18
Randfontein	5.22	0.180	0.94	12.42	0.141	1.75	17.64	0.153	2.69
Evander	8.40	0.182	1.53	20.04	0.200	4.02	28.44	0.195	5.55
Evander (below infrastructure)				44.61	0.219	9.78	44.61	0.219	9.78
Target	7.68	0.206	1.58	19.72	0.162	3.20	27.40	0.175	4.78
Kalgold (open cast)	0.30	0.078	0.02	1.62	0.067	0.11	1.91	0.069	0.13
Free Gold	16.94	0.204	3.45	46.49	0.211	9.81	63.42	0.209	13.26
Orkney (ARMgold)	6.30	0.186	1.17	7.56	0.136	1.03	13.87	0.159	2.20
Total S.A. Underground	61.12	0.189	11.57	193.76	0.200	38.66	254.88	0.197	50.23

S.A. Surface
Target				0.24	0.018	0.004	0.24	0.018	0.004
Free State	24.17	0.012	0.29	2.89	0.014	0.04	27.06	0.012	0.33
Randfontein	2.16	0.021	0.05	0.53	0.043	0.02	2.69	0.025	0.07
Kalgold (surface stockpile)	0.59	0.037	0.02				0.59	0.037	0.02
Free Gold	2.73	0.012	0.03	7.00	0.022	0.16	9.73	0.020	0.19
Total S.A. Surface	29.65	0.013	0.39	10.66	0.021	0.22	40.31	0.015	0.61

Australian Operations[2]
Northern Territory	0.06	0.406	0.02	0.99	0.083	0.08	1.05	0.101	0.11
Mt. Magnet	2.03	0.047	0.10	3.87	0.138	0.53	5.91	0.106	0.63
South Kalgoorlie	2.25	0.050	0.11	2.30	0.091	0.21	4.55	0.070	0.32
Total Australian Operations	4.34	0.053	0.23	7.16	0.115	0.82	11.50	0.092	1.05

Papua New Guinea[3]
Hidden Valley	3.00	0.099	0.30	19.57	0.086	1.69	22.57	0.088	1.99
Hamata	0.82	0.080	0.07	2.25	0.085	0.19	3.07	0.084	0.26
Total Papua New Guinea Operations	3.82	0.095	0.37	21.82	0.086	1.88	25.64	0.087	2.25

TOTAL OPERATIONS	98.93	0.127	12.56	233.40	0.178	41.58	332.33	0.163	54.14

[1]	Gold oz figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades.

[2]	Includes reserves from underground and surface mining at each of the Australian operations.

[3]	Includes reserves from underground and surface mining at the Papua New Guinea operations.

The numbers shown in the table above are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: (a) Elandskraal 95.6%; (b) Free State 95%; (c) Randfontein 96.5%; (d) Evander 96.7%; (e) Kalgold 82%; (f) the Free Gold assets 97%; (g) Orkney 93%; (h) Target 97.5%; (i) Big Bell 86%; (j) Northern Territory 94.7%; (k) Mt. Magnet 93%; (l) South Kalgoorlie 92%; (m) Papua New Guinea 92.9%.
Harmony’s Mining Operations — Overview
In South Africa, we conduct underground mining at seven sites:
➢	Elandskraal
➢	the Free State
➢	Randfontein
➢	Evander
➢	Free Gold
➢	ARMgold and
➢	Avgold
We conduct surface mining at five sites:
➢	the Free State
➢	Randfontein
➢	Free Gold
➢	Kalgold and
➢	Target
Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand).
In Australia, we presently conduct mining principally at two sites, the Mt. Magnet operations (which were acquired in the Hill 50 transaction) and the South Kalgoorlie operations (which include the Jubilee operations acquired in the New Hampton transaction and the New Celebration operations acquired in the Hill 50 transaction). Underground and surface mining is conducted at each of the remaining operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits. Underground operations at Big Bell ceased in July 2003 as mining there had become uneconomical due to low grade and the Big Bell plant was sold in December 2003. Surface mining will, however, continue in certain areas of the Big Bell tenements, with ore to be processed at the Mt. Magnet plant. Surface mining at South Kalgoorlie will cease in fiscal 2006 and treatment will concentrate on Mt. Marion and lowgrade stockpiles.
The following discussion is a three-part presentation of our operations: (i) an overview of our South African and Australasian operations; (ii) a regional analysis presented for both underground and surface operations; and (iii) a production analysis at the individual shaft or mine level based on the new groupings (quality/leveraged/growth/surface) developed by management.
South African Mining Operations – General
Elandskraal Operations
Introduction. On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines in the North West and Gauteng provinces of South Africa for approximately Rand 1 billion. Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. In fiscal 2005, the Elandskraal operations accounted for approximately 7% of Harmony’s total gold sales. The assets and liabilities of the Elandskraal mines include the mineral rights and mining title (excluding a portion of the Carbon Leader Reef horizon, which AngloGold continues to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation. The addition of Elandskraal to Harmony’s operations increased Harmony’s reserves by approximately 9.9 million ounces.
History. Gold mining began at Elandskraal in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company for the Elandsrand operations and by Gold Fields of South Africa Ltd. for the Deelkraal operations. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand and Deelkraal. The sub-vertical shafts at Elandsrand were completed in 1984, which accessed a deeper reef in the lease area. The sub shaft deepening project, or SSDP, the deepening of the sub-vertical shafts to approximately 3,600 meters below surface, has been completed. Activities are currently focused on accessing and opening up areas of the new mine and on the development and construction of support infrastructure. Harmony believes that the SSDP will enable Elandskraal to produce approximately 450,000 ounces per year over the life of the mines.
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
Mining Operations. The Elandskraal operations are divided into the Elandsrand and the Deelkraal mines. The Elandsrand mine engaged in both underground and waste rock mining. The Deelkraal mine engaged in underground mining but as a result of the lower gold price in rand terms (taking into account the stronger rand as against the US dollar) the production was stopped in June 2004 and remained closed during fiscal 2005. Vamping and reclamation operations are ongoing at this time. The treatment of waste rock became uneconomical and was discontinued during January 2004. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section.
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
Following our acquisition of Elandskraal, we implemented the “Harmony Way” at Elandskraal in an effort to cut costs and increase productivity, which resulted in the retrenchment of approximately 1,450 employees. This has improved the overall cost structure, which has enabled us to pursue capital development.
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
During August and September 2004, a major restructuring plan was implemented at Elandsrand. Along with the implementation of CONOPS between August 2004 and February 2005, production improved. Even so, it is still hampered by the a lack of flexibility, an issue that will be addressed by the commissioning of the new mine. Capital development on two levels has been completed. Cash operating cost development is taking place in both easterly and westerly directions on these levels. Access development delays on two other levels resulted from slow progress of the access haulages through the Cobra Dyke. All the levels up to 113 Level are now through and developments rates have picked up substantially. Development and construction of support infrastructure has progressed well. Work on the chambers for the refrigeration plants on 100 Level and the pump chamber on 115 Level is proceeding. The project is expected to be completed by the middle of fiscal 2008 and is expected to have a life of mine of 18 years. From the inception of the project through the end of fiscal 2005, R452 million has been expended. A further R158 million has been budgeted to complete the project.

An agreement for the implementation of CONOPS at Deelkraal was reached with the respective unions on December 19, 2003. Due to delays, it was only fully operational by April 2004. Despite this, production at the Deelkraal mine was stopped in June 2004 as a result of the reduction in the Rand-denominated price of gold which made mining at the shaft uneconomical. During fiscal 2005 the Deelkraal mine was only operating as a service shaft.
During fiscal 2005, the safety record at the Elandskraal mine in terms of lost time frequency rate (24.37) compared unfavorably with the group average of 18.38. Significant work was done to address the seismic event described above and the fatality frequency rate (0.19) returned to a favorable comparison with the group average of 0.25 for underground operations. Safety standards from other Harmony operations are being applied at Elandskraal and receive constant and high-level attention. Where problems are identified, steps are being taken to address the situation. The Executive for Sustainable Development is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors and Senior Management — Board Practices.”
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
The following table sets forth processing capacity and average tons milled during fiscal 2005 for the plant:

Average
milled for the
	Processing	fiscal year
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
Elandsrand Plant	190,000 *	84,877
In fiscal 2005, the Elandsrand Plant recovered approximately 97.24% of the gold contained in the ore delivered for processing.

* Processing capacity assumes optimal capacity upon completion of the Elandsand New Mine Project.
Randfontein Operations
Introduction. The Randfontein gold mine is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The Randfontein mine currently operates under a mining authorization with a total area of 17,753 hectares. The Randfontein mine has both underground and surface mining operations, and has two metallurgical plants. Underground mining is conducted at Randfontein at depths ranging from 500 meters to 2,500 meters. In fiscal 2005, Harmony’s Randfontein operations accounted for approximately 11% of Harmony’s total gold sales.
History. Gold mining began at the Randfontein mine in 1889. Harmony obtained management control of Randfontein in January, 2000 and by June 30, 2000 had acquired 100% of Randfontein’s outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein.
Since acquiring Randfontein, we have implemented the “Harmony Way” at Randfontein. We have reduced the number of senior managers, sold off non-core assets and implemented management teams.
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
The Doornkop South Reef Project was announced on January 22, 2003. It is estimated that the South Reef project has an in situ resource of 6.6 million ounces. For project purposes, it is estimated that 93,000 tons or 2.7 million ounces of gold will be recovered from the resource at a recovery grade of 0.191 ounces per ton. The estimated final cost is R959 million, with R225 million spent as of June 30, 2005.
Currently, the Kimberley Reef is mined on the upper levels of the Doornkop Shaft. The South Reef on the lower levels is the target of the proposed shaft-deepening project. A significant development during the year was the re-interpretation of the geological model. The resource is considered to lie flatter than previously thought and this gave rise to re-engineering opportunities. The shaft will be shortened as a result and there will also be a decrease in related in-circle development. The main shaft will therefore be deepened to 1,933 meters, as opposed to a depth of 2,034 meters in the original plan, while the spillage incline shaft will extend to 1,973 meters instead of 2,082 meters. The main shaft is to be commissioned by the end of the 2006 calendar year and production of 135,000 ounces per month is expected by October 2008.
Randfontein entered into an agreement with Africa Vanguard Resources (Doornkop) (Pty) Limited (“Africa Vanguard”) on January 21, 2003, pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a consideration of Rand 250 million. The consideration comprised cash of Rand 140 million and Rand 110 million in call options on 290,000 ounces of gold, being equal to 16% of the gold produced at Doornkop during the first 10 years of operation. Randfontein and Africa Vanguard also entered into a joint venture agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The profits will be shared 84% to Randfontein and 16% to Africa Vanguard. The agreements were subject to the fulfillment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The agreements were implemented and the purchase price paid on August 15, 2003. For US GAAP purposes, Harmony does not account for this transaction as a sale, but consolidates the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities with Harmony as the primary beneficiary of both variable interest entities.
Mining at the South Reef at Doornkop was temporarily suspended during the fourth calendar quarter of 2003 to allow for the upgrade of the ventilation with respect to increasing both hoisting capacity and ventilation intake. This caused the overall recovery on Doornkop to drop. This situation continued until mining commenced in January 2004.
The safety record at the Randfontein operations during fiscal 2005 in terms of lost time frequency rate (17.11) compared favorably with the group average of 18.38. The fatality frequency rate (0.21) was also lower than the group average of 0.25 for underground operations. Lost time frequency rate at the plants in operation was 0.50, which was slightly higher than the group average of 0.44. On June 11, 2005, Cooke 1 achieved 500,000 fatality free shifts.
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
The following table sets forth processing capacity and average tons milled during fiscal 2005 for the Cooke and Doornkop plants:

		Average
		milled
		for the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
Cooke	280,000	205,030
Doornkop	220,000	207,234
In fiscal 2005, the Cooke plant recovery has been approximately 95.86%, while Doornkop plant recovered approximately 81.18% of the gold contained in the ore delivered for processing.
Harmony has budgeted Rand 11.3 million ($1.7 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2006, primarily for upgrading the Doornkop plant.
Free State Operations
Introduction. Harmony’s Free State operations are comprised of the original Harmony mines, the Unisel mine, Saaiplaas shaft 3, the Masimong shaft complex (comprised of Masimong shafts 4 and 5), Brand shafts 2, 3 and 5, and the Vermeulenskraal North mineral rights area. Mining is conducted at Harmony’s Free State operations at depths ranging from 500 meters to 2,500 meters. In fiscal 2005, Harmony’s Free State operations accounted for approximately 15% of Harmony’s total gold sales.
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
In fiscal 2002, Harmony began implementing the Masimong Expansion Project, which includes developing the Basal and B-Reef orebodies in the Masimong shaft area and equipping the shaft. The estimated final cost is R314 million, with R111 million spent as of June 30, 2005. The Project is expected to, at full production in 2010, achieve rates of 261,000 ounces per annum. The scope of the Project was increased with a view to taking the production profile to 135,000 tonnes per month within five years. Project capital expenditure has more than doubled (from R152.6 million to R 314 million), but so has the net present value of the project to R314 million and the IRR to 250%. During the year, the Project was incorporated into the shaft operations.
During fiscal 2005, Masimong was affected by three underground fires (one of which stopped production for seven days in the last quarter), machinery break-downs, a go-slow strike in January 2005 and a regional strike in March 2005. The implementation of CONOPS will be delayed until the second quarter of fiscal 2006 to allow for adequate development in the interim.
In conjunction with the development of the hoisting operations at Masimong 5 shaft, Harmony downscaled the Masimong 4 shaft to a service and small mining shaft in the quarter ended June 30, 2001. In the quarter ended June 30, 2002, however, Harmony determined that additional production at the Masimong 4 shaft had become uneconomical under then current market conditions. Additional personnel were redeployed as and when additional areas of the Masimong 4 shaft were accessed to permit further production in the future. During fiscal 2005, Masimong 4 was placed on care and maintenance.
The Virginia 2 shaft was closed at the end of 2001, and is currently used only as a service shaft. Harmony also closed the Harmony 4 shaft in the quarter ended September 30, 2002, following the partial extraction of the shaft pillar. Mining personnel from the Harmony 4 shaft were transferred to other shafts. The Harmony 3 shaft is currently used only as a service shaft for pumping, although some of its reserves are mined through the adjacent Harmony 2 shaft.
Under market conditions prevailing in the quarter ended June 30, 2002, Harmony also decided to commence extraction of the shaft pillar at Saaiplaas 3, which previously operated as a service shaft. The shaft was closed during fiscal 2005. Merriespruit 3 is nearing the end of its economical life and has been earmarked for closure. Production is being downscaled and will eventually be discontinued all together.
Harmony also decided to suspend production in the quarter ending March 31, 2002 and placed the Brand 2 shaft on care and maintenance. During the quarter ended September 30, 2003, Harmony decided to put the Brand 5 shaft on care and maintenance. Care and maintenance will remain in place until market conditions are more favorable or more economical parts of the orebody are discovered. All labor has been transferred to other Harmony operations, where they have augmented natural attrition positions or displaced contractor labor.
The safety record at the Free State operations during fiscal 2005 in terms of lost time frequency rate (1.24) was lower than the group average of 18.38. The fatality frequency rate (0.43) compares unfavorably with the group average of 0.25 for underground operations. Lost time frequency rate at the plants in operation was 22.12, which compared unfavorably with the group average of 0.44. During October 2004, Unisel achieved its 1,000,000 fatality free shifts milestone. Brand 3 achieved its 1,000,000 fatality free shift on March 3, 2005.
Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Executive for Sustainable Development leads initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management – Board Practices.”
Plants. There are two metallurgical plants at the Free State operations, namely Central and Saaiplaas plants. A third plant, Virginia plant, only operated for two months in fiscal 2005 before being closed and clean up operations implemented. The Central plant was commissioned in 1986 and employs CIP/CIL hybrid technology. It is currently dedicated to the treatment of underground ore. The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. It currently processes underground ore.
The following table sets forth processing capacity and average tons milled during fiscal 2005 for each of the plants:

		Average
		milled
		for the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
Central	220,000	151,017
Saaiplaas	195,000	101,413
In fiscal 2005, Harmony’s plants at its Free State operations recovered approximately 95.36% of the gold contained in the ore delivered for processing to Central plant and approximately 96.03% at the Saaiplaas plant. Harmony’s refinery is also located at its Free State operations.
Evander Operations
Introduction. Harmony’s Evander operations are located in the province of Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines and 26,952 hectares of mineral rights adjacent to these mines. Mining at Harmony’s Evander operations is conducted at depths ranging from 300 meters to 2,100 meters. In fiscal 2005, Harmony’s Evander operations accounted for approximately 13% of Harmony’s total gold sales.
History. Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of depletion of ore reserves, all four mining areas were merged to form Evander. In August 1998, Harmony acquired Evander as a wholly-owned subsidiary. Since then, we have implemented the “Harmony Way” management process at Evander.

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
Mining Operations. The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. During the quarter ended March 31, 2004, an agreement was reached with the unions for the implementation of CONOPS at Evander. It has been fully implemented at all shafts at Evander. The implementation resulted in an increase in tons milled and consequently gold production rose. For a description of CONOPS, see Item 6. “Directors, Senior Management and Employees – Unionized Labor”.
During fiscal 2005, the Evander 2 and 5 shafts have been combined and downscaled, while the Evander 9 shaft was closed successfully and placed on care and maintenance. The Evander 9 shaft employees were transferred to other Evander operations. The Evander 7 shaft (Decline No.3, phase 3) project is progressing well.
The safety record at the Evander operations in terms of lost time frequency rate (23.04) during fiscal 2005 is higher than the group average of 18.38. The fatality frequency rate (0.16) during fiscal 2005 is lower than the group average of 0.25 for underground operations. The lost time frequency rate at the plants and surface operations (3.42) is higher than the group average of (0.44). Significant work is being done to address this. Evander 2 achieved 500,000 fatality free shifts on December 6, 2004.
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
Plants. Evander has one active processing plant, the Kinross-Winkelhaak plant, which is operated as two geographically distinct sections. The bulk of the mine’s ore production is treated at the Kinross plant, which is a CIP/CIL hybrid plant. The Winkelhaak plant mills all of the ore from shafts 2 and 5, and pumps the slurry to the Kinross plant for further processing.
The following table sets forth processing capacity and average tons milled during fiscal 2005 for each of the operating plants:

Average
milled
for the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
Kinross-Winkelhaak	148,000	143,300
In fiscal 2005, the plant at Evander operations recovered approximately 97.22% of the gold contained in the ore delivered for processing.
Kalgold Operations
Introduction. Harmony conducts a surface mining operation at the Kalgold gold mine near Mafikeng in the North West Province of South Africa. Through Kalgold, we also control extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa. We purchased Kalgold on July 1, 1999. In fiscal 2005, the Kalgold operations accounted for approximately 4% of Harmony’s total gold sales.
History. Harmony acquired Kalgold on July 1, 1999 and fully incorporated Kalgold into its operations in October 1999. Prior to our acquisition, the Kalgold mine had operated for more than three years.

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
The Kalgold operations had a lost time injury frequency rate of 1.11 per million hours worked in fiscal 2005, and recorded no fatal accidents in fiscal 2005. There is no reliable industry benchmark for safety at South African surface mining operations. During fiscal 2004, refurbishment activities at Kalgold’s CIL plant resulted in some safety related incidents, which contributed to the increased lost time injury frequency rate. Harmony has, however, addressed these issues and does not expect them to have a material impact on long-term production. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Kalgold achieved 1,000,000 fatal free shifts on July 20, 2003 and no employee has lost his life on the mine since the commissioning of this mine. The Executive for Sustainable Development, is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management – Board Practices.”
Plants. Ore is trucked from the pit and stockpiled according to grade categories. Higher grade ore is processed in the CIL plant. Lower grade ore is dumped on heap leach pads. Following the recent commissioning of the pre-primary crusher, the ore now undergoes a four phase crushing process. An additional ball mill and additional leach tanks have been commissioned, which increased the capacity to 160,000 tons/month.
The following table sets forth processing capacity and average tons milled during fiscal 2005 for each of the plants:

Average
milled
for the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
CIL	150,000	154,320
Heap Leach	—	*

*	Active use of heap leaching was discontinued in July 2001; however, Harmony expects to apply leaching solution occasionally in the future to recover any available gold.
In fiscal 2005, Harmony’s plants at its Kalgold operations recovered approximately 89.90% of the gold contained in the ore delivered for processing.
Free Gold Operations
Introduction. On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Armgold/Harmony Freegold Joint Venture (Pty) Limited (“Free Gold”) (in which Harmony and ARMgold each had a 50% interest) for Rand 2.2 billion ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. Free Gold assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002. Rand 1.8 billion ($169.2 million at an exchange rate of R10.64 per $1.00) of the purchase price, plus accrued interest, was paid by Free Gold in April 2002 following the fulfillment of all conditions precedent and Rand 400 million ($37.5 million at an exchange rate of R10.64 per $1.00) was repaid by Free Gold under an interest-free loan due January 1, 2005. The additional amount relating to taxes was paid by Free Gold when the tax liability became payable by AngloGold. The amount of Rand 682 million ($90.8 million at an exchange rate of R7.51 per $1.00) was paid in June 2003. Free Gold expects that approximately 80% of this amount will provide Free Gold with a capital expense deduction against its taxable income from Free Gold assets. For purposes of US GAAP, Harmony accounted for its equity interest in Free Gold with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion ($239.4 million). The outstanding balance of the loan from AngloGold of R400 million ($38 million) was fully repaid on December 30, 2004 at no interest charge.
In connection with the acquisition of the Free Gold assets, on April 5, 2002 Harmony and ARMgold entered into a formal joint venture and shareholders’ agreement relating to Free Gold. The agreement provided that Harmony and ARMgold were each responsible for 50% of the expenses associated with operating the Free Gold assets. Pursuant to the agreement, an interim executive committee composed of an equal number of representatives appointed by Harmony and ARMgold managed Free Gold until the acquisition was completed. Following completion of the acquisition, management of Free Gold was vested in a board, which initially was composed of an equal number of Harmony and ARMgold representatives. Since Harmony acquired ARMgold in September 2003, Free Gold has been accounted for as a wholly owned subsidiary. Therefore Harmony’s interest in Free Gold was equity accounted for the first three months of the year, and then consolidated for the remaining nine months.
On May 24, 2002, Harmony, ARMgold and Gold Fields, through its subsidiary St. Helena Gold Mines Limited, announced that an agreement in principle had been reached under which St. Helena Gold Mines Limited would sell the St. Helena gold mining assets to Free Gold for Rand 120 million ($13.7 million), plus a royalty equal to one percent of revenue for a period of 48 months beginning on the effective date of the sale. St. Helena Gold Mines Limited and Free Gold concluded a final agreement of sale on July 1, 2002. The sale was completed on October 30, 2002, and Free Gold assumed management control on that date. Under the terms of the agreement of sale Free Gold agreed to assume specified environmental liabilities relating to the operation of the St. Helena mine.
Free Gold assets consist of the Joel, Tshepong, Matjhabeng, Bambanani and St. Helena mines, associated infrastructure and other mineral rights in the Free State Province of South Africa. Production from the underground mines and adjacent surface sources is processed through three processing facilities (the Free State 1, or FS1, Plant, Joel Plant and the St. Helena Plant). In fiscal 2005, the Free Gold operations accounted for approximately 27% of Harmony’s total gold sales.
History. Exploration, development and production history in the area of the Free Gold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly-owned subsidiary of AngloGold in June 1998. AngloGold also owned the Joel mine, which, although it was not a part of this AngloGold subsidiary, is now included within the Free Gold assets owned by Free Gold. Free Gold also acquired the St. Helena gold mine in October 2002. St. Helena was the first gold mine to be established in the Free State.
Geology. Free Gold’s mines are located in the Free State goldfield, which is on the southwestern edge of the Witwatersrand basin. The Bambanani, Tshepong, Matjhabeng and St. Helena mines are located in and around Welkom, while the Joel mine is approximately 30 kilometers south of Welkom. Mining at Bambanani, Tshepong and Matjhabeng is primarily conducted in the Basal reef, with limited exploitation of secondary reefs. Mining at Joel is primarily conducted in the Beatrix-VS5 Composite Reef. The reefs generally dip towards the east or northeast while most of the major faults strike north-south, with the most intense faulting in evidence at Matjhabeng.
Mining Operations. Free Gold is engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Free Gold regularly revisits its mining strategy and management procedures at the Free Gold operations in connection with its effort to minimize risks. Mining depths range from shallow-intermediate at the Joel mine to deep at the Bambanani mine. The primary mining challenges at the Free Gold operations are seismic risks, ventilation and fire avoidance. Both the Bambanani mine and the Matjhabeng mine (consisting of Kudu/Sable, Eland and Nyala shafts) are classified as seismically active operations with seismic monitoring systems installed to do active seismic risk evaluation, generally located in the vicinity of remnant operations and/or geological structures. Seismic systems are managed by external specialists. Current ventilation and refrigeration systems were evaluated and improved at take-over which Harmony believes will improve productivity and safety. Plans to this effect are being implemented by Free Gold. Refrigeration plants are installed at the Bambanani and Tshepong Mines. Following underground fires during the second half of 1999 at the Bambanani mine, mine management reviewed and modified working practices and the efficiency of the overall fire management system.

Mining is conducted at depths ranging from 1,200 and 3,000 meters at Bambanani, at an average depth of approximately 1,925 meters at Tshepong, at an average depth of approximately 1,700 meters at Matjhabeng, at an average depth of approximately 1,000 meters at Joel and at an average depth of 1,489 meters at St. Helena. Production at Matjhabeng, which is a mature mine nearing closure, is currently focused on the extraction of remnant pillars and shaft pillars, specifically at the Eland shaft. Due to the increased operating costs in dollar terms, in fiscal 2005 the loss making shafts Nyala and Eland were placed on care and maintenance, while production at St. Helena was effectively stopped and Kudu/Sable was closed down.
Free Gold is conducting a development program at the Bambanani shaft. Harmony expects this program to allow access to additional mining areas, which would reduce overall grade but increase overall production and life of mine. CONOPS was introduced at the shafts during the quarter ended December 31, 2003. During a significant period of fiscal 2005, CONOPS was stopped due to a dispute between management and the unions. Cash costs were affected by the additional cost involved in the implementation. Four fires in the higher grade sections during the second half of fiscal 2004 had a negative impact on productivity at Bambanani. They were all contained and have been extinguished.
The Tshepong Decline project, which started in April 2003, is proceeding on schedule. This project will add two additional operating levels below the present level of the Tshepong North Shaft. At fiscal 2005 year end, R141 million has been expended. A further R 140 million has been budgeted to complete the project. Free Gold estimates that the project will be completed by February 2008 and will add 135,000 ounces of gold per year to current production. CONOPS was introduced at Tshepong during the quarter ended December 31, 2003. During a significant period of fiscal 2005, CONOPS was stopped. For a description of CONOPS and the reason for CONOPS not being implemented, see Item 6. “Employees-Unionized Labor.”
The Phakisa Shaft Project is also proceeding on schedule. Phakisa shaft, a surface shaft, was sunk to access the ore reserve to a depth of 2,241 meters below surface. It is estimated that the area will yield 18.4 million tons, recovering 136 tons of gold over a project life of 19 years. Project completion requires sinking (75 meters), the sinking of a decline shaft, equipping and commissioning of the shaft with access development and stoping to maximum production build-up at a capital cost of Rand 612.9 million. To date, R 233 million has already been expensed. The project is expected to, at full production in 2010, achieve rates of 250,000 ounces per annum.
Shaft 2 at St. Helena mine was closed during the quarter ended December 31, 2003. This had a positive effect on the production figures for the rest of the shafts at the mine. CONOPS was introduced on November 2003. During a significant period of fiscal 2005, CONOPS was stopped due to a dispute between management and the unions. See Item 6. “Employees-Unionized Labor.”
Nyala shaft was placed on care and maintenance during March 2005. During June 2005, the decision was made to place the remaining shafts at Matjhabeng, being Kudu/Sable and Eland, on care and maintenance.
During fiscal 2005, the lost time frequency rate at the Free Gold operations (17.21) compared favorably with the group average of 18.38 while the fatality frequency rate of 0.25 equalled the group average of 0.25. The lost time frequency rate at the plants and surface operations was 4.19, which is higher than the group average of 3.5 for these types of operations.
Joel and Bambanani Lower Section achieved their 1,000,000 fatality free shifts milestones on June 23, 2005 and June 24, 2005, respectively. Also achieving a significant milestone was Tshepong, reaching the 500,000 fatality free shift milestone on October 5, 2004.
Safety standards receive constant and high-level attention at Free Gold. Where problems are identified, Free Gold takes steps to address the situation. The Executive for Sustainable Development is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management – Board Practices.”
Plants. Free Gold operates three plants: the FS1, Joel and St. Helena plants. The FS1 plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by fully autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion. The FS2 Plant was largely dedicated to the treatment of surface sources but due to the current low gold price in rand terms the plant became uneconomical and since the Free State plants have extra capacity, it was decided to stop treatment at the plant and to start a total clean up operation. It was commissioned in the early 1950’s and employs conventional crushing and filtration technology. The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1984. During fiscal 2005, it was decided to close the Joel Plant and implement clean up operations. St. Helena operates a conventional zinc precipitation filter plant supported by two mills that treat surface sources.

The following table sets forth processing capacity and average tons milled during the fiscal year ended June 30, 2005 for each of the plants:

		Average
		milled
		for the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
FS 1	440,000	413,366
Joel	53,000	55,116
St. Helena	110,200	80,469
The FS 2 Plant is currently undergoing clean-up.
Harmony estimates that in the periods covered by the above chart, FS1 recovery has been approximately 95.98% for reef ore and 86.68% for waste rock and St. Helena’s recovery was 81.46%. Joel recovered approximately 93% during fiscal 2005. Overall recovery is a function of the mix of feed ore, as surface sources tend to have a lower recovery than underground reef.
ARMgold Operations
Introduction. On September 22, 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on May 2, 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share ($0.64) prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold’s shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For US GAAP purposes, the merger is accounted for as a purchase by Harmony of ARMgold for a purchase consideration of $697 million. The results of ARMgold were included from October 1, 2003. In fiscal 2005, the ARMgold operations accounted for approximately 5% of Harmony’s total gold sales.
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
Cost control was one of the major challenges faced at the ARMGold operations. Since the merger, management has implemented the “Harmony Way” in an effort to cut costs and increase productivity.
A decision was made during the quarter ended March 31, 2004 to downscale and to eventually close Welkom 1. Where possible, workers were re-trained and redeployed at other operations. Orkney 6 was also earmarked for closure during the quarter ended March 31, 2004. During fiscal 2005, Welkom 1 and Orkney 6 were placed on care and maintenance.
A seismic event registering a magnitude of 4.1 on the Richter Scale occurred at the Orkney operations during the September 2004 quarter, causing damage to shafts and work areas.
Following a protected strike that lasted from February 12, 2004 to February 16, 2004, Harmony and the National Union of Mineworkers (“NUM”) reached an agreement on annual wage increases. NUM accepted the Company’s proposal and these employees have now been included in the bi-annual wage agreement, which was renegotiated in July 2005.
During fiscal 2005, the safety record at ARMgold mines in terms of lost time frequency rate (24.43) compared unfavorably with the group average of 18.38, as did the fatality frequency rate of 0.26 which was slightly higher than the group average of 0.25. Significant work is being done to address this. Where problems are identified, steps are being taken to address the situation. Since the merger, the executive officer in charge of sustainable development for the South African operations has also been working together with management at ARMgold to improve the workplace. See Item 6. “Directors and Senior Management – Board Practices.”
Plants. ARMgold does not own any plants. Ore from the Orkney operations is treated at Vaal River Operations’ (“VRO”) No. 1 Gold Plant. Various agreements between Harmony and VRO govern the supply and quality of the ore and gold apportionment.
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
On July 15, 2003 Harmony acquired 11.5% in Avgold from Anglo South Africa Capital (Pty) Ltd. On November 13, 2003 Harmony announced that it had reached an agreement regarding the acquisition of ARM’s 42% share in Avgold. In terms of JSE Securities Exchange South Africa regulations, the offer was extended to the remaining Avgold shareholders by way of a scheme of arrangements. Following a scheme meeting held on May 3, 2004, the High Court of South Africa approved the scheme on May 11, 2004. This resulted in Harmony acquiring the minority shareholding and Avgold becoming a wholly-owned subsidiary. In fiscal 2005, Avgold’s operations accounted for approximately 7% of Harmony’s total gold sales.
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
Approximately 40 kilometers north of Target mine, surface boreholes have intersected gold bearing reefs in the Oribi area close to the town of Bothaville. Resources have been delineated at Oribi on the VCR and Elsburg at depths of approximately 2,750 meters below surface.
Mining operations. The Avgold operations are engaged in underground and surface mining. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Mining operations comprise one primary underground mine commissioned in May 2002, making use of information systems and mechanization, combined with process-driven organizational design that relies on a multi-skilled workforce. The majority of the production is derived from mechanized mining; however, conventional stoping is still employed primarily to de-stress areas ahead of the mechanized mining. The Avgold operations have been managed by Harmony since May 2004. The Harmony Way has been successfully implemented resulting in a decrease of cash costs.
During fiscal 2005, Target struggled with flexibility problems and a lack of access points to the orebody, despite a good start to the year. There were also several operational disruptions, including low availability of the mechanized fleet and consequently, low development rates. Critical machines have been replaced with new and refurbished equipment in an attempt to improve the availability of the fleet. CONOPS was also implemented in the conventional mining section which allowed the mine to step up the rate of over-stoping the massives.
The safety record at the Avgold operations during fiscal 2005 in terms of lost time frequency rate (8.16) compared favorably with the group average of 18.38, while the fatality frequency rate (0.51) compared unfavorably with the group average of 0.25 for underground operations.
Target was awarded the “Safety Achievement Flag for 2004” by the Mine Health and Safety Council.
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
Plants. Target Plant was commissioned towards the end of 2001 and currently treats only underground ore. The process route comprise primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydrocyclones, thickening, cyanide leaching, CIP adsorption, elution, electrowinning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electrowinning. Gold bullion is dispatched to the Harmony’s refinery.
The following table sets forth processing capacity and average tons milled during the year ended June 30, 2005:

Average
milled
For the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
Target Plant	115,000	112,436
In fiscal 2005, the Target Plant recovered approximately 96.47% of the gold contained in the ore delivered for processing.
South African Operations – Production Analysis
We manage our operations on a shaft-by-shaft basis. During fiscal 2005, we categorize the South African operations as follows: quality shafts, leveraged shafts and growth shafts. Surface operations are managed separately.
Quality shafts are typically those shafts with a larger reserve base and longer life, which form the core of our production. The quality shafts are Target, Tshepong, Masimong complex, and Evander 2, which was downscaled and combined with Evander 5 during fiscal 2005, Evander 7, Evander 8 and Cooke 1, 2 and 3 shafts.
Leveraged shafts are those shafts that supplement production and provide the upside in the event of a positive swing in the rand gold price. The leveraged operations consist of shafts that are either in the process of being restructured, downscaled in line with available ore reserves or mothballed. These include the currently operating

Bambanani, Joel, West Shaft, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4 shafts, as well as St. Helena which was scaled down significantly and Brand 5, Welkom 1, Kudu/Sable, Nyala and Eland that were placed on care and maintenance or closed down during fiscal 2005. The following shafts that were closed during fiscal 2004 were also leveraged shafts: Evander 9, Deelkraal, Orkney 1,3,6,7, Saaiplaas 3, Welkom1, 4, 6 and 7, as was Harmony 4 and Virginia, which was closed during fiscal 2003.
Growth shafts comprise the expansion projects established through existing infrastructure, as well as the three new mines being built in South Africa. These operations include the Elandsrand and Doornkop mines and the Phakisa project. The growth shafts represent the future of our South African operations and, once completed, will result in a substantial improvement in the quality of our production profile.
Surface operations comprise the Kalgold opencast mine, all previously mined rock, whether waste or reef and any clean-up operations at plants and other infrastructure. Therefore, the surface operations at Free Gold, the Free State and Randfontein and, for the first time in fiscal 2005, Target’s surface operations are also included under surface operations as well as the surface operations from Elandsrand and Evander, which were discontinued in fiscal 2004.
Quality shafts
The charts set out on the pages that follow detail the operating and production results from underground operations for all identified quality shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
	2005	2004	2003
Production
Tons (’000)	7,464	7,756	7,730
Recovered grade (ounces/ton)	0.185	0.173	0.172
Gold sold (ounces)	1,378,167	1,343,713	1,332,180
Results of operations ($)
Product sales (’000)	588,360	523,305	438,156
Cash cost (’000)	491,369	428,238	274,468
Cash profit (’000)	96,991	95,067	163,688
Cash costs
Per ounce of gold ($)	357	319	206
Capex (‘000) ($)	27,028	26,936	18,368
Tons milled from quality shafts decreased to 7,464,000 in fiscal 2005, compared with 7,756,000 in fiscal 2004. Recovered grade increased from 0.173 in fiscal 2004 to 0.185 in fiscal 2005.The increase in ounces sold from 1,343,713 in fiscal 2004 to 1,378,167 is attributable primarily to the increase in the recovered grade.
Gold sales increased to $588,360,000 in fiscal 2005, compared with $523,305,000 in fiscal 2004. Cash costs for the quality shafts were $357 per ounce of gold in fiscal 2005, compared with $319 per ounce of gold in fiscal 2004.
Tons milled from quality shafts increased to 7,756,000 in fiscal 2004, compared with 7,730,000 in fiscal 2003. The recovered grade increased from 0.172 in fiscal 2003 to 0.173 in fiscal 2004. The increase in ounces sold from 1,332,180 in fiscal 2003 to 1,343,713 in fiscal 2004 is attributable primarily to the increase in tons milled and the recovered grade.
Gold sales increased from $438,156,000 in fiscal 2003 to $523,305,000 in fiscal 2004. Cash costs for the quality shafts were $319 per ounce of gold in fiscal 2004, compared with $206 per ounce of gold in fiscal 2003.
Refer to the charts set out on the following pages for detail on the operating and production results of individual quality shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
Target	2005	2004*	2003
Production
Tons (’000)	1,178	228	—
Recovered grade (ounces/ton)	0.178	0.234	—
Gold sold (ounces)	209,847	53,434	—

	Fiscal year ended June 30,
Target	2005	2004*	2003
Results of operations ($)
Product sales (’000)	89,233	19,772	—
Cash cost (’000)	57,273	11,514	—
Cash profit (’000)	31,960	8,258	—
Cash costs
Per ounce of gold ($)	273	215	—
Capex (‘000) ($)	8,699	1,175	—

*	The fiscal 2004 operating and production results for Target comprise of the two months ended June 30, 2004.
Tons milled from the Target shaft increased to 1,178,000 in fiscal 2005, compared with 228,000 in fiscal 2004. The increase in tons milled was primarily due to the comparative period being only two months in fiscal 2004. Ounces sold were 209,847 in fiscal 2005, compared with 53,434 in fiscal 2004. The increase in ounces sold, though influenced negatively by the decrease in the grade, was primarily attributable to the comparative period being for two months only. The recovery grade decreased from 0.234 in fiscal 2004 to 0.178 in fiscal 2005. During fiscal 2005 the grade was diluted due to excessive caving of waste rock into the massive stopes and it was impacted by a lack of access to some of the higher-grade stopes due to backfill constraints.
Cash costs for Target were $57,273,000 in fiscal 2005, compared with $11,514,000 in fiscal 2004. This increase was primarily attributed to the comparative period being only two months in fiscal 2004. Cash costs per ounce were $273 in fiscal 2005, compared with $215 in fiscal 2004. This increase was attributable primarily to the significant reduction in the recovered grade.
The Target shaft’s hoisting capacity is 110,000 tons per month. The average tons milled in fiscal 2005 were 98,167 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 20 million tons will be sufficient for the Target shaft to maintain production until approximately 2021. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital expenditure. Harmony incurred approximately Rand 53.8 million in capital expenditure at the Target shaft in fiscal 2005, principally for underground development. Harmony has budgeted Rand 54.8 million ($8.2 million at the closing rate at balance sheet date) for capital expenditure at Target in fiscal 2006, primarily for underground development, maintenance of the ore pass system, dam 286 and the electrical sub station as well as the replacement of the underground vehicles. A further Rand 5 million ($0.75 million at the closing rate at balance sheet date) has been budgeted for North exploration and diamond drilling.

	Fiscal year ended June 30,
Tshepong	2005	2004	2003
Production
Tons (’000)	1,700	1,814	1,834
Recovered grade (ounces/ton)	0.224	0.215	0.232
Gold sold (ounces)	380,695	390,747	424,766
Results of operations ($)
Product sales (’000)	162,958	158,161	139,552
Cash cost (’000)	117,592	103,321	67,966
Cash profit (’000)	45,366	54,840	71,586
Cash costs
Per ounce of gold ($)	309	264	160
Capex (‘000) ($)	6,845	8,731	2,228
Tons milled from the Tshepong shaft decreased to 1,700,000 in fiscal 2005, compared with 1,814,000 in fiscal 2004. This decrease was attributable primarily due to the stopping of CONOPS, as from January 2005 and the regional strike in March and April 2005. Ounces sold were 380,695 in fiscal 2005, compared with 390,747 in fiscal 2004. Even though the recovered grade increased to 0.224 in fiscal 2005, compared with 0.215 fiscal 2004, ounces sold decreased due to the decrease in tons milled.
Cash costs for the Tshepong shaft was $117,592,000 in fiscal 2005, compared with $103,321,000 in fiscal 2004. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $309 in fiscal 2005, compared with $264 in fiscal 2004. This increase was attributable primarily due to the major restructuring and stopping of continuous operations in March 2005 as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Tshepong shaft were 1,814,000 in fiscal 2004, compared with 1,834,000 in fiscal 2003. The decrease in tons milled was due to lost production hours as a result of late arrangements for the Christmas break. Ounces sold decreased to 390,747 in fiscal 2004, compared with 424,766 in fiscal 2003, primarily due to the decrease in the recovered grade. The recovered grade decreased from 0.232 in fiscal 2003 to 0.215 in fiscal 2004.
Cash costs for the Tshepong shaft was $103,321,000 in fiscal 2004, compared with $67,966,000 in fiscal 2003. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $264 in fiscal 2004, compared with $160 in fiscal 2003. This increase was attributable primarily to additional labor cost with the implementation of CONOPS in January 2004 and the reduction in the recovered grade as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the reduction of the recovered grade and increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 51,488 ounces in the first quarter of fiscal 2004 and 212,383 ounces for fiscal 2003.
The Tshepong shaft’s rock hoisting capacity is 209,000 tons per month. While upgrades in the shafts are in progress to facilitate increased production, the current rate is 141,667 tons per month. Rock in excess of Tshepong shaft’s hoisting capacity will be trammed to Nyala Mine for hoisting to surface.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 29.2 million tons will be sufficient for Tshepong to maintain underground production until approximately 2019. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 42.3 million in capital expenditures at the Tshepong shaft in the fiscal year ended June 30, 2005, primarily for the sub 66 level decline. Harmony has budgeted Rand 92 million ($13.8 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2006, primarily for the sub 66 level decline. A further Rand 14.5 million ($2.18 million at the closing rate at balance sheet date) was budgeted for B-reef exploration development and drilling.

	Fiscal year ended June 30,
Masimong shaft complex	2005	2004	2003
Production
Tons (’000)	1,046	1,378	1,266
Recovered grade (ounces/ton)	0.153	0.170	0.142
Gold sold (ounces)	159,981	234,307	179,632
Results of operations ($)
Product sales (’000)	68,342	90,164	60,857
Cash cost (’000)	72,282	76,269	43,898
Cash profit (’000)	(3,940)	13,895	16,959
Cash costs
Per ounce of gold ($)	452	326	244
Capex (‘000) ($)	3,736	4,120	7,169
Tons milled from the Masimong shaft complex were 1,046,000 in fiscal 2005, compared with 1,378,000 in fiscal 2004, and ounces sold were 159,981 in fiscal 2005, compared with 234,307 in fiscal 2004. The decrease in tons milled is primarily attributable to underground fires, machinery breakdowns, a go-slow strike in January 2005 and a regional strike in March and April 2005. The decrease in ounces sold is primarily due to the decrease in tons milled and the decrease in the recovered grade. Recovered grade was 0.153 in fiscal 2005, compared with 0.170 in fiscal 2004, mainly as a result of lower grades being mined.
Cash costs were $72,282,000 in fiscal 2005 compared with $76,269,000 in fiscal 2004 with cash costs per ounce at $452 in fiscal 2005 compared with $326 in fiscal 2004. This increase was attributable primarily to higher labor costs while the restructuring at Masimong 4 was delayed, a lower grade mined and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Masimong shaft complex were 1,378,000 in fiscal 2004, compared with 1,266,000 in fiscal 2003, and ounces sold were 234,307 in fiscal 2004, compared with 179,632 in fiscal 2003. The increase in tons milled and ounces sold is primarily attributable to increased production from the complex and the increase in the recovered grade. Recovered grade was 0.170 in fiscal 2004, compared with 0.142 in fiscal 2003.
Cash costs were $76,269,000 in fiscal 2004 compared with $43,898,000 in fiscal 2003 with cash costs per ounce at $326 in fiscal 2004 compared with $244 in fiscal 2003. This increase was attributable primarily to increased labor and production costs and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The total shaft hoisting capacity is 134,000 tons per month. The average tons milled in fiscal 2005 were 87,167 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 13.6 million tons will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2016. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 23 million in capital expenditures at Masimong in fiscal 2005, principally for the expansion project, which involves the mining of the Basal and B reefs. Harmony has budgeted Rand 30 million ($4.5 million at the closing rate on balance sheet date) for capital expenditures at Masimong in fiscal 2006, primarily for growth development of the Masimong shaft complex.

	Fiscal year ended June 30,
Evander 2	2005	2004	2003
Production
Tons (’000)	357	491	522
Recovered grade (ounces/ton)	0.137	0.176	0.170
Gold sold (ounces)	48,764	86,172	88,575
Results of operations ($)
Product sales (’000)	20,695	33,216	28,881
Cash cost (’000)	30,967	32,428	20,373
Cash profit (’000)	(10,272)	788	8,508
Cash costs
Per ounce of gold ($)	635	376	230
Capex (‘000) ($)	15	619	459
Tons milled from the Evander 2 shaft were 357,000 in fiscal 2005, compared with 491,000 in fiscal 2004, and ounces sold were 48,764 in fiscal 2005, compared with 86,172 in fiscal 2004. This decrease in tons milled was due to the decision to downscale the operations and combine it with the Evander 5 shaft. The decrease in ounces was due to the lower tons milled and the decrease in the recovery grade. Recovered grade decreased to 0.137 in fiscal 2005, compared with 0.176 in fiscal 2004.
The increase in cash costs from $376 per ounce in fiscal 2004 to $635 per ounce in fiscal 2005 was attributable primarily to lower production outputs and the lower recovered grades as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See

Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the lower grade in volumes produced, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Evander 2 shaft were 491,000 in fiscal 2004, compared with 522,000 in fiscal 2003, and ounces sold were 86,172 in fiscal 2004, compared with 88,575 in fiscal 2003. This decrease in tons milled was due to the repairing of the shaft’s infrastructure. Even though the recovered grade increased from 0.170 in fiscal 2003 to 0.176 in fiscal 2004, ounces sold decreased due to the lower tons milled.
The increase in cash costs from $230 per ounce in fiscal 2003 to $376 per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the significant restructuring initiatives during the last quarter of fiscal 2004, additional costs incurred in repairing the infrastructure of the shaft, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The total shaft hoisting capacity for the No.2 shaft is 51,000 tons per month. The average tons milled in fiscal 2005 were 29,750 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 2.1 million tons will be sufficient for the Evander 2 shaft to maintain production until approximately fiscal 2016. Due to the recent economic climate, mining operations at shaft 2 and 5 were combined and downscaled during fiscal 2005. Harmony currently expects that production at shafts 2 and 5 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 0.094 million in capital expenditures at Evander 2 in fiscal 2005, principally for the upgrade of winders. No provision was made for capital expenditures at Evander 2 in fiscal 2006.

	Fiscal year ended June 30,
Evander 5	2005	2004	2003
Production
Tons (’000)	245	223	227
Recovered grade (ounces/ton)	0.192	0.216	0.219
Gold sold (ounces)	47,093	48,103	49,769
Results of operations ($)
Product sales (’000)	20,078	18,559	16,293
Cash cost (’000)	19,353	16,095	11,356
Cash profit (’000)	725	2,464	4,937
Cash costs
Per ounce of gold ($)	411	335	228
Capex (‘000) ($)	2	498	259
Tons milled from the Evander 5 shaft were 245,000 in fiscal 2005, compared with 223,000 in fiscal 2004, and ounces sold were 47,093 in fiscal 2005, compared with 48,103 in fiscal 2004. The increase in tons milled was due to the successful implementation of CONOPS and the combined operations of the No 2 and 5 shafts. The decrease in ounces was due to a significantly lower recovered grade. Recovered grade was 0.192 in fiscal 2005, compared with 0.216 in fiscal 2004.
The increase in cash costs from $335 per ounce in fiscal 2004 to $411 per ounce in fiscal 2005 was attributable primarily to the lower grade being recovered, resulting in lower ounces produced and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Evander 5 shaft were 223,000 in fiscal 2004, compared with 227,000 in fiscal 2003, and ounces sold were 48,103 in fiscal 2004, compared with 49,769 in fiscal 2003. The decrease in tons was primarily due to the fact that preparation work in the shaft for the removal of the shaft pillar was delayed due to constraints. The decrease in ounces was due to the slightly lower recovered grade and lower tons milled. Recovered grade was 0.216 in fiscal 2004, compared with 0.219 in fiscal 2003.
The increase in cash costs from $228 per ounce in fiscal 2003 to $335 per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The total shaft hoisting capacity for the No.5 shaft is 21,000 tons per month. The average tons milled in fiscal 2005 were 20,417 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.7 million tons will be sufficient for the Evander 5 shaft to maintain production until approximately fiscal 2016. Due to the recent economic climate, mining operations at the No. 2 and 5 shafts were combined and downscaled during fiscal 2005. Harmony currently expects that production at shafts 2 and 5 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 0.013 million in capital expenditures at the Evander 5 shaft in fiscal 2005, principally for exploration drilling. Harmony has budgeted Rand 24.6 million ($3.7 million at the closing rate at the balance sheet date) for capital expenditures at the Evander 5 shaft in fiscal 2006, primarily for development of the No. 2 deepening decline project. A further Rand 0.2 million ($0.03 million at the closing rate at balance sheet date) was budgeted for exploration of the 23CE Drive.

	Fiscal year ended June 30,
Evander 7	2005	2004	2003
Production
Tons (’000)	541	577	566
Recovered grade (ounces/ton)	0.240	0.160	0.188
Gold sold (ounces)	130,009	92,505	106,419
Results of operations ($)
Product sales (’000)	55,502	35,566	34,644
Cash cost (’000)	36,872	32,968	22,518
Cash profit (’000)	18,630	2,598	12,126
Cash costs
Per ounce of gold ($)	284	356	212
Capex (‘000) ($)	3,871	5,034	4,044
Tons milled from the Evander 7 shaft were 541,000 in fiscal 2005, compared with 577,000 in fiscal 2004, and ounces sold were 130,009 in fiscal 2005, compared with 92,505 in fiscal 2004. The decrease in tons milled was due to significantly lower production in the upper levels, as planned with a strategic build up phase in order to maintain profitability in this area. The increase in ounces sold is attributable primarily to the significantly improved recovery grade, which increased to 0.240 in fiscal 2005, compared with 0.160 in fiscal 2004. This significant increase was due to the mining moving to the center of the payshoot.
The decrease in cash costs from $356 per ounce in fiscal 2004 to $284 per ounce in fiscal 2005 was attributable primarily to the increase in the recovered grade. Improvements in production efficiencies such as face advances, especially in the main payshoot area, also contributed towards higher gold recovery and thus lower cash cost per ounce.

Tons milled from the Evander 7 shaft were 577,000 in fiscal 2004, compared with 566,000 in fiscal 2003. This increase in tons milled was primarily due to dedicated focus on old gold sweepings. The decrease in ounces sold to 92,505 in fiscal 2004, compared with 106,419 in fiscal 2003 was attributable primarily to the decrease in the recovered grade. The recovered grade decreased to 0.160 in fiscal 2004, compared with 0.188 in fiscal 2003, mainly due to flexibility concerns and lower mining grades.
The increase in cash costs from $212 per ounce in fiscal 2003 to $356 per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the significant reduction in the recovered grade, increases in the costs of labor, annual increases and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The total shaft hoisting capacity for the No. 7 shaft is 53,000 tons per month. The average tons milled in fiscal 2005 were 45,083.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 8.9 million tons will be sufficient for Evander 7 shaft to maintain production until approximately fiscal 2021. Harmony currently expects that production at shaft 7 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 24 million in capital expenditures at Evander 7 in fiscal 2005, principally for underground declines at shaft 7. Harmony has budgeted Rand 33 million ($5 million at the closing rate at the balance sheet date) for capital expenditures at Evander 7 in fiscal 2006, primarily for development of the No.1 decline connection and the third phase of the No.3 decline.

	Fiscal year ended June 30,
Evander 8	2005	2004	2003
Production
Tons (’000)	734	692	676
Recovered grade (ounces/ton)	0.207	0.158	0.139
Gold sold (ounces)	151,936	109,513	94,008
Results of operations ($)
Product sales (’000)	64,912	41,945	30,123
Cash cost (’000)	46,245	39,708	27,293
Cash profit (’000)	18,667	2,237	2,830
Cash costs
Per ounce of gold ($)	304	363	290
Capex (‘000) ($)	3,472	5,091	3,977
Tons milled from the Evander 8 shaft were 734,000 in fiscal 2005, compared with 692,000 in fiscal 2004, and ounces sold were 151,936 in fiscal 2005, compared with 109,513 in fiscal 2004. This increase in tons milled was due to an increase in the number of stoping crews and the successful implementation of CONOPS. The increase in ounces was due to the significant higher recovered grade. Recovered grade was 0.207 in fiscal 2005, compared with 0.158 in fiscal 2004, which is the positive result of the mining focus being shifted to achieving mining of the ore body using more structured pillar investigations and increasing the cut-off grade so as to minimize mining below the cut-off.
The decrease in cash costs from $363 per ounce in fiscal 2004 to $304 per ounce in fiscal 2005 was attributable primarily due to the significant increase in the recovery grade and the successful results from the implementation of CONOPS.
Tons milled from the Evander No. 8 shaft were 692,000 in fiscal 2004, compared with 676,000 in fiscal 2003, and ounces sold were 109,513 in fiscal 2004, compared with 94,008 in fiscal 2003. The increase in ounces was due to the higher recovery grade. Recovered grade was 0.158 in fiscal 2004, compared with 0.139 in fiscal 2003.
The increase in cash costs from $290 per ounce in fiscal 2003 to $363 per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in the recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The total shaft hoisting capacity for Evander No. 8 shaft is 51,000 tons per month. The average tons milled in fiscal 2005 were 61,167 tons per month, which exceeds the capacity due to the fact that Evander 8 only hoists to a certain level, from which the ore is trammed to Evander 7.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 15.7 million tons will be sufficient for Evander 8 shaft to maintain production until approximately fiscal 2033. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 21.5 million in capital expenditures at Evander 8 in fiscal 2005, principally for underground declines at shaft 8. Harmony has budgeted Rand 25.9 million ($3.88 million at the closing rate at the balance sheet date) for capital expenditures at the Evander 8 shaft in fiscal 2006, primarily for development of phase 5 and 6 of the decline and the fire control system.

	Fiscal year ended June 30,
Cooke 1	2005	2004	2003
Production
Tons (’000)	520	605	741
Recovered grade (ounces/ton)	0.152	0.172	0.163
Gold sold (ounces)	79,101	104,168	120,819
Results of operations ($)
Product sales (’000)	33,888	39,891	39,722
Cash cost (’000)	33,660	31,632	23,017
Cash profit (’000)	228	8,259	16,705
Cash costs
Per ounce of gold ($)	426	304	191
Capex (‘000) ($)	266	825	—
Tons milled from Cooke 1 were 520,000 in fiscal 2005, compared with 605,000 in fiscal 2004, and ounces sold were 79,101 in fiscal 2005, compared with 104,168 in fiscal 2004. The decrease in tons milled was due to staggered initial implementation of CONOPS and the planned reduction of operations in terms of the restructuring process. The decrease in ounces sold was primarily due to the lower tons milled and the lower recovered grade (0.152 in fiscal 2005, compared 0.172 in fiscal 2004).
Cash costs per ounce of gold were $426 in fiscal 2005, compared with $304 in fiscal 2004.This increase was attributable primarily to the change in mining mix, which constitutes a decrease in conventional mining and an increase in the portion of pillar mining from old remnant areas. This pillar mining is much more costly to undertake and high volumes is also not possible. Cooke 1 also experienced an increase in seismicity in the shaft area, caused mainly by the fact that the shaft pillar was completely mined out by September 2002. Furthermore the appreciation of the Rand against the US dollar caused a significant increase when these costs were, translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Cooke 1 were 605,000 in fiscal 2004, compared with 741,000 in fiscal 2003. . The decrease in tons milled was due to the planned reduction of operations in terms of the restructuring process, as well as the change in mining mix, with pillar mining not allowing high volumes. Ounces sold were 104,168 in fiscal 2004, compared with 120,819 in fiscal 2003. Even though the recovered grade increased from 0.163 in fiscal 2003 to 0.172 in fiscal 2004, ounces sold decreased primarily due to the lower tons milled.
Cash costs per ounce of gold were $304 in fiscal 2004, compared with $191 in fiscal 2003. This increase was expected with the downscaling in underground mining activities, resulting in lower production levels, which was supplemented by the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects –

Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the lower volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The hoisting capacity of the Cooke 1 shaft is 176,000 tons per month, though currently operating at a rate of 43,333 tons per month in connection with the extraction of the shaft pillar.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 1.8 million tons will be sufficient for the Cooke 1 shaft to maintain production until approximately fiscal 2009. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 1.6 million in capital expenditures at Cooke 1 shaft in fiscal 2005 for development of Level 106 into the Kimberley Reef. No capital expenditures are expected at Cooke 1 shaft during fiscal 2006.

	Fiscal year ended June 30,
Cooke 2	2005	2004	2003
Production
Tons (’000)	403	749	790
Recovered grade (ounces/ton)	0.135	0.121	0.148
Gold sold (ounces)	54,441	90,761	116,639
Results of operations ($)
Product sales (’000)	23,274	34,748	38,255
Cash cost (’000)	26,560	34,237	22,281
Cash profit (’000)	(3,286)	511	15,974
Cash costs
Per ounce of gold ($)	488	377	191
Capex (‘000) ($)	122	789	—
Tons milled from Cooke 2 were 403,000 in fiscal 2005, compared with 749,000 in fiscal 2004, and ounces sold were 54,441 in fiscal 2005, compared with 90,761 in fiscal 2004.The decrease in tons milled was due to staggered initial implementation of CONOPS and the planned reduction of operations in terms of the restructuring process. Even though the recovered grade increased from 0.121 in fiscal 2004 to 0.135 in fiscal 2005, ounces sold decreased primarily due to the decrease in tons milled.
Cash costs per ounce of gold were $488 in fiscal 2005, compared with $377 in fiscal 2004.This increase was attributable primarily to the initial implementation of CONOPS and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars, and the lower production volumes. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the lower volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Cooke 2 were 749,000 in fiscal 2004, compared with 790,000 in fiscal 2003. The decrease in tons milled was due the planned reduction of operations in terms of the restructuring process. Ounces sold decreased to 90,761 in fiscal 2004, compared with 116,639 in fiscal 2003, primarily due to decrease in tons milled and a decrease in the recovered grade, to 0.121 during fiscal 2004, compared with 0.148 fiscal 2003.
Cash costs per ounce of gold were $377 in fiscal 2004, compared with $191 in fiscal 2003. This increase was expected with the downscaling in underground mining activities and supplemented by lower recovery grades and lower production levels as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The hoisting capacity of the Cooke 2 shaft is 187,000 tons per month. The average tons milled in fiscal 2005 were 33,583 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 2 million tons will be sufficient for the Cooke 2 shaft to maintain production until approximately fiscal 2010. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 0.75 million in capital expenditures at Cooke 2 in fiscal 2005. Harmony has budgeted Rand 1.28 million ($0.19 million at the closing rate at the balance sheet date) in fiscal 2006, primarily for prospecting.

	Fiscal year ended June 30,
Cooke 3	2005	2004	2003
Production
Tons (’000)	740	999	1,108
Recovered grade (ounces/ton)	0.157	0.134	0.137
Gold sold (ounces)	116,300	134,003	151,553
Results of operations ($)
Product sales (’000)	49,478	51,283	49,829
Cash cost (’000)	50,565	50,066	35,766
Cash profit (’000)	(1,087)	1,217	14,063
Cash costs
Per ounce of gold ($)	435	374	236
Capex (‘000) ($)	—	54	232
Tons milled from Cooke 3 were 740,000 in fiscal 2005, compared with 999,000 in fiscal 2004. The decrease in tons milled was due to planned reduction of operations in terms of the restructuring process based on the application of the new mining cut-offs. The increase in recovered grade in 2005 was due to an increased percentage of VCR mining and ongoing refining of grade and block models. Even though the recovered grade increased from 0.134 in fiscal 2004 to 0.157 in fiscal 2005, ounces sold decreased to 116,300 in fiscal 2005, compared with 134,003 in fiscal 2004, primarily due to the decrease in tons milled.
Cash costs per ounce of gold were $435 in fiscal 2005, compared with $374 in fiscal 2004. This increase was expected with the restructuring in underground mining activities and supplemented by the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the lower volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Cooke 3 decreased to 999,000 in fiscal 2004, compared with 1,108,000 in fiscal 2003. This decreased was attributable primarily to the reduction in square meters mined of 162,106m 2 to 139,584m2. Ounces sold were 134,003 in fiscal 2004, compared with 151,553 in fiscal 2003. This decrease in ounces sold was primarily due the decrease in the recovered grade as well as the lower tons milled.
Cash costs per ounce of gold were $374 in fiscal 2004, compared with $236 in fiscal 2003. This increase was attributable primarily to the lower production volumes and grade as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The hoisting capacity of the Cooke 3 shaft is 265,000 tons per month. The average tons milled in fiscal 2005 were 61,667 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 11.4 million tons will be sufficient for the Cooke 3 shaft to maintain production until approximately fiscal 2018. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred no capital expenditures at the Cooke 3 shaft in fiscal 2005. Harmony has budgeted Rand 18.2 million ($2.73 million calculated at the closing rate at balance sheet date) for capital expenditures at the Cooke 3 shaft in fiscal 2006, primarily for the 128 South development and exploration. A further

Rand 1.45 million ($0.22 million at the closing rate at balance sheet date) was budgeted for below infrastructure prospecting.
Leveraged shafts
The following chart details the operating and production results from underground operations for all identified leveraged shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
	2005	2004	2003
Production
Tons (’000)	5,990	9,238	7,550
Recovered grade (ounces/ton)	0.140	0.140	0.146
Gold sold (ounces)	841,280	1,295,315	1,101,204
Results of operations ($)
Product sales (’000)	358,139	491,690	367,665
Cash cost (’000)	429,619	518,392	278,619
Cash profit (’000)	(71,480)	(26,702)	89,046
Cash costs
Per ounce of gold ($)	511	400	253
Capex (‘000) ($)	6,144	18,824	15,664
Tons milled from leveraged shafts decreased to 5,990,000 in fiscal 2005, compared with 9,238,000 in fiscal 2004. Ounces sold decreased to 841,280 in fiscal 2005, compared with 1,295,315 in fiscal 2004, primarily due to the decrease in tons milled. The recovered grade remained constant at 0.140 in fiscal 2004 and fiscal 2005.
Gold sales decreased from $491,690,000 in fiscal 2004 to $358,139,000 in fiscal 2005. Cash costs for the leveraged shafts were $511 per ounce of gold in fiscal 2005, compared with $400 per ounce of gold in fiscal 2004.
Tons milled from leveraged shafts increased to 9,238,000 in fiscal 2004, compared with 7,550,000 in fiscal 2003. Ounces sold increase to 1,295,315 in fiscal 2004, compared with 1,101,204 in fiscal 2003, primarily due to the increased tonnage milled. Recovered grade decreased to 0.140 in fiscal 2004, compared with 0.146 in fiscal 2003.
Gold sales increased to $491,690,000 in fiscal 2004, compared with $367,665,000 from fiscal 2003. Cash costs for the leveraged shafts were $400 per ounce of gold in fiscal 2004, compared with $253 per ounce of gold in fiscal 2003.
Refer to the following charts for detail on the operating and production results of individual leverage shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
Bambanani	2005	2004	2003
Production
Tons (’000)	1,090	1,606	1,652
Recovered grade (ounces/ton)	0.181	0.181	0.226
Gold sold (ounces)	197,535	290,210	373,258
Results of operations ($)
Product sales (’000)	84,165	110,244	123,362
Cash cost (’000)	91,573	102,703	73,938
Cash profit (’000)	(7,408)	7,541	49,424
Cash costs
Per ounce of gold ($)	464	354	198
Capex (‘000) ($)	3,893	7,500	2,660
Tons milled from the Bambanani shaft decreased significantly to 1,090,000 in fiscal 2005, compared with 1,606,000 in fiscal 2004. This decrease was attributable primarily to the discontinuation of the implementation of CONOPS, the effect of the fires and an intensive restructuring program that commenced in April 2005. Ounces sold were 197,535 in fiscal 2005, compared with 290,210 in fiscal 2004. This decrease was due to the decrease in tons milled, since the recovered grade remained stable at 0.181 during fiscal 2005.

Cash costs for Bambanani were $91,573,000 in fiscal 2005, compared with $102,703,000 in fiscal 2004. Cash costs per ounce increased to $464 in fiscal 2005, compared with $354 in fiscal 2004, primarily due to the additional labor cost resulting from the temporarily discontinuation of CONOPS as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Bambanani shaft were 1,606,000 in fiscal 2004, compared with 1,652,000 in fiscal 2003. Ounces sold were 290,210 in fiscal 2004, compared with 373,258 in fiscal 2003.The slight decrease in tons milled was primarily due to fires in the pillar areas from April to June 2003. Ounces sold decreased primarily due to the decrease in the recovered grade and tonnage milled. The recovered grade decreased to 0.181 in fiscal 2004, compared with 0.226 in fiscal 2003.
Cash costs for Bambanani were $102,703,000 in fiscal 2004, compared with $73,938,000 in fiscal 2003. Cash costs per ounce were $354 in fiscal 2004, compared with $198 in fiscal 2003. This increase was attributable primarily to the initial implementation of CONOPS, the reduction in the recovered grade as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, cost per ounce would have increased in fiscal 2004, due primarily to the reduction in the recovered grade, the increases in costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 38,240 ounces in the first quarter of fiscal 2004 and 186,629 ounces for fiscal 2003.
The rock hoisting capacity at Bambanani is 116,000 tons per month. The average tons milled in fiscal 2005 were 90,833 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 10.6 million tons will be sufficient for Bambanani to maintain underground production until approximately 2015. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 24 million in capital expenditures at Bambanani in the fiscal year ended June 30, 2005, primarily for underground development. Harmony has budgeted Rand 5.8 million ($0.9 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2006, for development of the new orepass system and upgrading of the No.3 cooling tower and fan. A further Rand 1.8 million ($0.28 million at the closing rate at balance sheet date) was budgeted for below 103 level and De Bron Margin exploration.

	Fiscal year ended June 30,
Evander 9	2005	2004	2003
Production
Tons (’000)	31	202	153
Recovered grade (ounces/ton)	0.083	0.116	0.113
Gold sold (ounces)	2,573	23,440	17,297
Results of operations ($)
Product sales (’000)	1,078	9,079	5,698
Cash cost (’000)	3,005	9,042	4,660
Cash profit (’000)	(1,927)	37	1,038
Cash costs
Per ounce of gold ($)	1,168	386	269
Capex (‘000) ($)	—	—	—
Significant restructuring initiatives commenced in the last quarter of fiscal 2004 and by the end of fiscal 2005 Evander 9 was successfully closed and placed on care and maintenance.
Tons milled from the Evander 9 shaft were 31,000 in fiscal 2005, compared with 202,000 in fiscal 2004, and ounces sold were 2,573 in fiscal 2005, compared with 23,440 in fiscal 2004. The decrease in tons milled and ounces sold were due to the closure of the shaft. Recovered grade was 0.083 in fiscal 2005, compared with 0.116 in fiscal 2004.
The increase in cash costs from $386 per ounce in fiscal 2004 to $1,168 per ounce in fiscal 2005 was attributable primarily to the restructuring process of the shaft’s closure.
Tons milled from the Evander 9 shaft were 202,000 in fiscal 2004, compared with 153,000 in fiscal 2003, and ounces sold were 23,440 in fiscal 2004, compared with 17,297 in fiscal 2003. The increase in ounces was due to the increase in tons milled and a slightly higher recovery grade. Recovered grade was 0.116 in fiscal 2004, compared with 0.113 in fiscal 2003.
The increase in cash costs from $269 per ounce in fiscal 2003 to $386 per ounce in fiscal 2004 was attributable primarily to the decision to restructure and downscale the shaft, together with the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grades. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Capital Expenditure. Harmony incurred no capital expenditures at the Evander 9 shaft in fiscal 2005 and no expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Joel	2005	2004	2003
Production
Tons (’000)	498	565	520
Recovered grade (ounces/ton)	0.129	0.122	0.119
Gold sold (ounces)	64,464	68,694	61,652
Results of operations ($)
Product sales (’000)	27,282	25,526	20,148
Cash cost (’000)	31,408	26,162	17,584
Cash profit (’000)	(4,126)	(636)	2,564
Cash costs
Per ounce of gold ($)	487	381	285
Capex (‘000) ($)	165	—	—
Tons milled from Joel shaft decreased to 498,000 in fiscal 2005, compared with 565,000 in fiscal 2004, attributable primarily to delays in restructuring, such as CONOPS being discontinued in January 2005. Ounces sold were 64,464 in fiscal 2005, compared with 68,694 in fiscal 2004. Even though the recovered grade improved, the positive influence on ounces sold was diluted due to the decrease in tons milled. Recovered grade improved to 0.129 in fiscal 2005 compared with 0.122 in fiscal 2004. See Item 6 “Unionized Labour”
Cash costs for Joel increased to $31,408,000 in fiscal 2005, compared with $26,162,000 in fiscal 2004. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $487 in fiscal 2005, compared with $381 in fiscal 2004. This increase was attributable primarily to the discontinuation of CONOPS, which resulted in additional labor cost as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Joel shaft were 565,000 in fiscal 2004, compared with 520,000 in fiscal 2003. Ounces sold were 68,694 in fiscal 2004, compared with 61,652 in fiscal 2003. The increase in tons milled was due to the implementation of CONOPS as from January 2004. The increase in ounces sold was attributable primarily to the slightly higher recovery grade and tons milled. The recovered grade increased to 0.122 in fiscal 2004, compared with 0.119 in fiscal 2003.
Cash costs for Joel were $26,162,000 in fiscal 2004, compared with $17,584,000 in fiscal 2003. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce increased to $381 in fiscal 2004, compared with $285 in fiscal 2003. This increase was attributable primarily due to the implementation stage of CONOPS and increased production such as milling and refining as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 9,052 ounces in the first quarter of fiscal 2004 and 30,827 ounces for fiscal 2003.
The rock hoisting capacity at Joel is 58,000 tons per month. The average tons milled in fiscal 2005 were 41,500 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 2.1 million tons will be sufficient for Joel to maintain underground production until approximately 2013. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 1 million in capital expenditures at Joel in the fiscal year ended June 30, 2005, on general replacement and maintenance and has budgeted Rand 7 million ($1 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2006, primarily for implementing mid shaft loading at North shaft.

	Fiscal year ended June 30,
Kudu/Sable	2005	2004	2003
Production
Tons (’000)	194	275	210
Recovered grade (ounces/ton)	0.130	0.145	0.161
Gold sold (ounces)	25,175	39,848	33,814
Results of operations ($)
Product sales (’000)	10,764	14,612	11,026
Cash cost (’000)	18,885	16,073	8,912
Cash profit (’000)	(8,121)	(1,461)	2,114
Cash costs
Per ounce of gold ($)	750	403	264
Capex (‘000) ($)	—	—	194
Tons milled from Kudu/Sable were 194,000 in fiscal 2005, compared with 275,000 in fiscal 2004. The decrease was primarily the result of the decision to close down the shaft, the regional strike during March and April 2005 and delays in restructuring. Ounces sold were 25,175 in fiscal 2005, compared with 39,848 in fiscal 2004. The decrease in ounces sold is primarily attributed to the lower recovered grade at Kudu/Sable and the decrease in tons milled. The recovered grade decreased to 0.130 in fiscal 2005, compared with 0.145 in fiscal 2004.
Cash costs for Kudu/Sable were $18,885,000 in fiscal 2005, compared with $16,073,000 in fiscal 2004. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $750 in fiscal 2005, compared with $403 in fiscal 2004. This increase was attributable primarily to static fixed costs, lower production levels and the reduction in the recovered grade as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Kudu/Sable increased to 275,000 in fiscal 2004, compared with 210,000 in fiscal 2003, primarily due to the successful introduction of CONOPS during the second half of the year. Even though the recovered grade decreased to 0.145 in fiscal 2004, compared with 0.161 fiscal 2003, ounces sold increased to 39,848 in fiscal 2004, compared with 33,814 in fiscal 2003, due to the increase in tons milled.
Cash costs for Kudu/Sable were $16,073,000 in fiscal 2004, compared with $8,912,000 in fiscal 2003. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $403 in fiscal 2004, compared with $264 in fiscal 2003. This increase was attributable primarily to the additional labor cost associated with the introduction of CONOPS, the increase in tonnage, the reduction in the recovered grade and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 5,251 ounces in the first quarter of fiscal 2004 and 16,907 ounces for fiscal 2003.
The rock hoisting capacity at Kudu/Sable is 25,000 tons per month. The average tons milled in fiscal 2005 were 16,167 tons per month.
Capital Expenditure. Harmony incurred no capital expenditures at Kudu/Sable in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
West shaft	2005	2004	2003
Production
Tons (’000)	176	200	154
Recovered grade (ounces/ton)	0.160	0.180	0.169
Gold sold (ounces)	28,165	36,071	26,034
Results of operations ($)
Product sales (’000)	12,049	14,039	8,626
Cash cost (’000)	13,014	11,616	6,112
Cash profit (’000)	(965)	2,423	2,514
Cash costs
Per ounce of gold ($)	462	322	235
Capex (‘000) ($)	—	1	205
Tons milled from the West shaft were 176,000 in fiscal 2005, compared with 200,000 in fiscal 2004. The decrease was primarily due to the loss of panels as a result of seismicity, no flexibility resulting in reef stripping and lost shifts due to the regional strike in March and April 2005. Ounces sold were 28,165 in fiscal 2005, compared with 36,071 in fiscal 2004. The decrease in ounces sold is primarily attributed to the lower recovered grade and the decreased tonnage milled. The recovered grade decreased to 0.160 in fiscal 2005, compared with 0.180 in fiscal 2004, primarily due to the reef stripping at lower grades to get back into higher grade pillars.
Cash costs for the West shaft were $13,014,000 in fiscal 2005, compared with $11,616,000 in fiscal 2004. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $462 in fiscal 2005, compared with $322 in fiscal 2004. This increase was attributable primarily to the increase in labor cost, due to the implementation of CONOPS and the reduction in the recovered grade as well as the appreciation of the Rand against the US dollar.
Tons milled from the West shaft increased to 200,000 in fiscal 2004, compared with 154,000 in fiscal 2003, due to the implementation of CONOPS from January 2004 and the production build up since the re-opening in fiscal 2002. Ounces sold were 36,071 in fiscal 2004, compared with 26,034 in fiscal 2003. The increase in ounces sold is primarily attributed to the higher tonnage milled and the increase in the recovery grade. (0.169 in fiscal 2003 increased to 0.180 during fiscal 2004)
Cash costs for the West shaft were $11,616,000 in fiscal 2004, compared with $6,112,000 in fiscal 2003. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $322 in fiscal 2004, compared with $235 in fiscal 2003. This increase was attributable primarily to the initial equipping of available face length after re-opening as well as the appreciation of the Rand against the US dollar.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 4,753 ounces in the first quarter of fiscal 2004 and 13,017 ounces for fiscal 2003.
The rock hoisting capacity at the West shaft is 24,000 tons per month. The average tons milled in fiscal 2005 were 14,667 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.5 million tons will be sufficient for the West shaft to maintain underground production until approximately 2011. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred no capital expenditures at the West shaft in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Nyala	2005	2004	2003
Production
Tons (’000)	198	112	—
Recovered grade (ounces/ton)	0.119	0.108	—
Gold sold (ounces)	23,503	12,073	—
Results of operations ($)
Product sales (’000)	9,897	4,645	—
Cash cost (’000)	17,587	4,063	—
Cash profit (’000)	(7,690)	582	—
Cash costs
Per ounce of gold ($)	748	337	—
Capex (‘000) ($)	1,440	7,276	—
Due to the increased operating costs in dollar terms, the decision was taken to close the Nyala shaft during the quarter ended March 31, 2005.
Tons milled from Nyala were 198,000 in fiscal 2005, compared with 112,000 in fiscal 2004. Ounces sold were 23,503 in fiscal 2005, compared with 12,073 in fiscal 2004. This increase in ounces sold is primarily attributed to the increase in tons milled and the higher recovered grade at Nyala.
Cash costs for Nyala’s underground operations were $17,587,000 in fiscal 2005, compared with $4,063,000 in fiscal 2004. This increase was primarily attributed to the start up of Nyala shaft. Cash costs per ounce were $748 in fiscal 2005, compared with $337 in fiscal 2004. The continuous increase in cost was the primary motivation for the closure of the shaft.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 1,591 ounces in the first quarter of fiscal 2004.
The rock hoisting capacity at Nyala is 32,000 tons per month. The average tons milled in fiscal 2005 were 16,500 tons per month.
Capital Expenditure. Harmony incurred approximately Rand 8.9 million in capital expenditures at Nyala in the fiscal year ended June 30, 2005, primarily for re-establishing Nyala. The re-establishment of Nyala was completed during fiscal 2005 and no capital expenditure is expected for fiscal 2006.

	Fiscal year ended June 30,
Eland	2005	2004	2003
Production
Tons (’000)	175	347	402
Recovered grade (ounces/ton)	0.153	0.146	0.238
Gold sold (ounces)	26,782	50,697	95,670
Results of operations ($)
Product sales (’000)	11,436	17,447	31,664
Cash cost (’000)	13,404	24,501	19,016
Cash profit (’000)	(1,968)	(7,054)	12,648
Cash costs
Per ounce of gold ($)	500	483	199
Capex (‘000) ($)	—	274	164
Based on the increased operating costs in dollar terms, the decision was taken to scale down the Eland shaft, commencing during fiscal 2004. The downscaling was completed during fiscal 2005 and the shaft was closed.

Tons milled from the Eland shaft were 175,000 in fiscal 2005, compared with 347,000 in fiscal 2004. The decrease in tons milled is primarily attributed to the decision to down scale the shaft and then close it. Ounces sold decreased to 26,782 in fiscal 2005, compared with 50,697 in fiscal 2004, due to the decrease in tons milled. There was a slight increase in the grade recovered from 0.146 in fiscal 2004 to 0.153 in fiscal 2005.
Cash costs for the Eland shaft were $13,404,000 in fiscal 2005, compared with $24,501,000 in fiscal 2004. This decrease was primarily attributed to the downscaling of the operation.
Tons milled from the Eland shaft decreased to 347,000 in fiscal 2004, compared with 402,000 in fiscal 2003, primarily attributable to the mining focus changing to the extraction of the remnant and shaft pillars. Ounces sold were 50,697 in fiscal 2004, compared with 95,670 in fiscal 2003. This decrease is primarily attributable to the decrease in the recovery grade from 0.238 in fiscal 2003 to 0.146 in fiscal 2004 and the decrease in tons milled.
Cash costs for the Eland shaft were $24,501,000 in fiscal 2004, compared with $19,016,000 in fiscal 2003. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $483 in fiscal 2004, compared with $199 in fiscal 2003. This increase was attributable primarily to the reduction in the recovered grade as well as the appreciation of the Rand against the US dollar. Due to the increased operating costs in dollar terms, the decision was taken to scale down the shaft and then close it.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 6,680 ounces in the first quarter of fiscal 2004 and 47,835 ounces for fiscal 2003.
Capital Expenditure. Harmony incurred no capital expenditures at the Eland shaft in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Deelkraal	2005	2004	2003
Production
Tons (’000)	1	522	598
Recovered grade (ounces/ton)	2.284	0.131	0.138
Gold sold (ounces)	2,284	68,127	82,751
Results of operations ($)
Product sales (’000)	958	26,206	27,520
Cash cost (’000)	714	37,796	26,077
Cash profit (’000)	244	(11,590)	1,443
Cash costs
Per ounce of gold ($)	313	555	315
Capex (‘000) ($)	—	1,305	2,070
The Deelkraal shaft was closed in June 2004 and was only operating as a service shaft during fiscal 2005. Therefore tons milled decreased to 1,000 in fiscal 2005, compared with 522,000 in fiscal 2004, and ounces sold to 2,284 in fiscal 2005, compared with 68,127 in fiscal 2004
Tons milled from Deelkraal were 522,000 in fiscal 2004, compared with 598,000 in fiscal 2003. Ounces sold were 68,127 in fiscal 2004, compared with 82,751 in fiscal 2003. The decrease in ounces sold was primarily attributed to the decrease in tons milled and the decrease in the recovered grade. There was a slight decrease in the grade recovered from 0.138 in fiscal 2003 to 0.131 in fiscal 2004.
Cash costs for Deelkraal were $37,796,000 in fiscal 2004, compared with $26,077,000 in fiscal 2003. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $555 in fiscal 2004, compared with $315 in fiscal 2003. This increase was attributable primarily to the reduction in the recovered grade as well as the appreciation of the Rand against the US dollar. Production at Deelkraal was stopped in June 2004 as a result of the reduction in the Rand-dominated price of gold, which made mining at the shaft uneconomical.
Capital Expenditure. Harmony incurred no capital expenditures at Deelkraal in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
St. Helena	2005	2004	2003
Production
Tons (’000)	245	507	406
Recovered grade (ounces/ton)	0.122	0.140	0.127
Gold sold (ounces)	29,965	71,027	51,370
Results of operations ($)
Product sales (’000)	12,660	25,124	16,100
Cash cost (’000)	25,092	31,402	20,140
Cash profit (’000)	(12,432)	(6,278)	(4,040)
Cash costs
Per ounce of gold ($)	837	442	392
Capex (‘000) ($)	—	—	8,240
Tons milled from St. Helena were 245,000 in fiscal 2005, compared with 507,000 in fiscal 2004. The decrease in tons milled was primarily due to the decision to place the 4 shaft on care and maintenance during fiscal 2005 and the regional strike in March and April 2005. Ounces sold were 29,965 in fiscal 2005, compared with 71,027 in fiscal 2004. The decrease in ounces sold is primarily attributed to the decrease in tons milled and the lower recovery grade. The recovered grade decreased to 0.122 during fiscal 2005, compared with 0.140 fiscal 2004.
Cash costs for St. Helena were $25,092,000 in fiscal 2005, compared with $31,402,000 in fiscal 2004. This decrease was primarily attributed to the reduction in tonnage milled and the lower recovered grade. Cash costs per ounce were $837 in fiscal 2005, compared with $442 in fiscal 2004. This increase was attributable primarily to the delay in restructuring, resulting in excess labor being carried and the reduction in the recovered grade as well as the appreciation of the Rand against the US dollar. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from St. Helena increased to 507,000 in fiscal 2004, compared with 406,000 in fiscal 2003, primarily due to St. Helena being in a build up phase and the introduction of CONOPS. Ounces sold were 71,027 in fiscal 2004, compared with 51,370 in fiscal 2003. The increase in ounces sold is primarily attributed to the increased recovery grade and the increase in tons milled. The recovered grade increased to 0.140 in fiscal 2004, compared with 0.127 fiscal 2003.
Cash costs for St. Helena were $31,402,000 in fiscal 2004, compared with $20,140,000 in fiscal 2003. This increase was primarily attributed to the increase in tons milled and the appreciation of the Rand against the US dollar. Cash costs per ounce were $442 in fiscal 2004, compared with $392 in fiscal 2003. This increase was attributable primarily to the increase in labor costs and steel price increases as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 9,359 ounces in the first quarter of fiscal 2004 and 25,685 ounces for fiscal 2003.
The rock hoisting capacity at St. Helena is 38,000 tons per month. The average tons milled in fiscal 2005 were 20,417 tons per month.
Capital Expenditure. Harmony incurred no capital expenditures at St. Helena in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Harmony 2	2005	2004	2003
Production
Tons (’000)	559	643	586
Recovered grade (ounces/ton)	0.123	0.136	0.118
Gold sold (ounces)	68,547	87,472	69,174
Results of operations ($)
Product sales (’000)	29,295	33,541	23,816
Cash cost (’000)	33,576	32,216	15,765
Cash profit (’000)	(4,281)	1,325	8,051
Cash costs
Per ounce of gold ($)	490	368	228
Capex (‘000) ($)	—	—	46
Tons milled from the Harmony 2 shaft decreased to 559,000 in fiscal 2005, compared with 643,000 in fiscal 2004, primarily due to a seismic event in March 2005 and the regional strike in March and April 2005. Ounces sold were 68,547 in fiscal 2005, compared with 87,472 in fiscal 2004. This decrease is attributable primarily to the decrease in tons milled and the significant decrease in the grade. Recovered grade was 0.123 in fiscal 2005, compared with 0.136 in fiscal 2004.
Cash costs were $33,576,000 in fiscal 2005 compared with $32,216,000 in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $490 in fiscal 2005 compared with $368 in fiscal 2004. This increase was attributable primarily to decrease in tonnage produced, a lower grade mined as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Harmony 2 shaft increased to 643,000 in fiscal 2004, compared with 586,000 in fiscal 2003, due to approximately 830 additional square meters being mined. Ounces sold were 87,472 in fiscal 2004, compared with 69,174 in fiscal 2003. This increase in ounces sold was primarily due to the increase in the recovery grade to 0.136 in fiscal 2004, compared with 0.118 fiscal 2003, as well as the increase in tons milled.
Cash costs were $32,216,000 in fiscal 2004 compared with $15,765,000 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $368 in fiscal 2004 compared with $228 in fiscal 2003. This increase was attributable primarily to the introduction of CONOPS, the increase in production and tonnage as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The rock hoisting capacity at the Harmony 2 shaft is 54,000 tons per month. The average tons milled in fiscal 2005 were 46,583 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 0.8 million tons will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2007. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred no capital expenditures at Harmony 2 in fiscal 2005, but has budgeted Rand 3.9 million ($0.59 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2006, primarily for Basal stripping and leader projects as well as drilling.

	Fiscal year ended June 30,
Harmony 4	2005	2004	2003
Production
Tons (’000)	—	—	3
Recovered grade (ounces/ton)	—	—	0.096
Gold sold (ounces)	—	—	289
Results of operations ($)
Product sales (’000)	—	—	105
Cash cost (’000)	—	—	496
Cash profit (’000)	—	—	(391)
Cash costs
Per ounce of gold ($)	—	—	1,716
Capex (‘000) ($)	—	—	—
The Harmony 4 shaft was closed in the quarter ended September 30, 2002.

	Fiscal year ended June 30,
Merriespruit 1	2005	2004	2003
Production
Tons (’000)	414	477	438
Recovered grade (ounces/ton)	0.110	0.124	0.115
Gold sold (ounces)	45,559	59,062	50,545
Results of operations ($)
Product sales (’000)	19,428	22,681	17,191
Cash cost (’000)	24,552	24,235	12,340
Cash profit (’000)	(5,124)	(1,554)	4,851
Cash costs
Per ounce of gold ($)	539	410	244
Capex (‘000) ($)	—	315	221
Tons milled from Merriespruit 1 were 414,000 in fiscal 2005, compared with 477,000 in fiscal 2004. This decrease in tons milled was primarily due to the flexibility problems resulting in lower face length availability. Ounces sold decreased to 45,559 in fiscal 2005, compared with 59,062 in fiscal 2004, attributable primarily to the decrease in tons milled and the lower recovered grade. Recovered grade was 0.110 in fiscal 2005, compared with 0.124 in fiscal 2004. This decrease was due to the decrease in the Mine Call Factor from 74% to 69%.
Cash costs were $24,552,000 in fiscal 2005 compared with $24,235,000 in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $539 in fiscal 2005 compared with $410 in fiscal 2004. This increase was attributable primarily to the reduction in the mined area, but no reduction in the labor cost, a lower grade mined as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Merriespruit 1 were 477,000 in fiscal 2004, compared with 438,000 in fiscal 2003, and ounces sold were 59,062 in fiscal 2004, compared with 50,545 in fiscal 2003. The increase in tons milled was primarily attributable to an increase in the square meters achieved and the increased face length blasted. The increase in ounces sold is primarily attributed to the slightly increased recovered grade and the increase in tons milled. Recovered grade was 0.124 in fiscal 2004, compared with 0.115 in fiscal 2003.
Cash costs were $24,235,000 in fiscal 2004 compared with $12,340,000 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $410 in fiscal 2004 compared with $244 in fiscal 2003. This increase was attributable primarily to the achieved production as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

The rock hoisting capacity at the Merriespruit 1 shaft is 43,000 tons per month. The average tons milled in fiscal 2005 were 34,500 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 5.6 million tons will be sufficient for Merriespruit 1 shaft to maintain underground production until approximately fiscal 2019. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred no capital expenditures at Merriespruit 1 in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Merriespruit 3	2005	2004	2003
Production
Tons (’000)	548	743	718
Recovered grade (ounces/ton)	0.100	0.104	0.091
Gold sold (ounces)	54,690	76,956	65,189
Results of operations ($)
Product sales (’000)	23,325	29,570	22,327
Cash cost (’000)	25,447	32,507	18,696
Cash profit (’000)	(2,122)	(2,937)	3,631
Cash costs
Per ounce of gold ($)	465	422	287
Capex (‘000) ($)	628	—	—
Tons milled from the Merriespruit 3 shaft decreased to 548,000 in fiscal 2005, compared with 743,000 in fiscal 2004, primarily due to the restructuring of the shaft in the September 2004 quarter. Ounces sold were 54,690 in fiscal 2005, compared with 76,956 in fiscal 2004. The decrease in ounces sold is primarily attributed to the slightly lower recovery grade and the decrease in tons milled. Recovered grade was 0.100 in fiscal 2005, compared with 0.104 in fiscal 2004.
Cash costs were $25,447,000 in fiscal 2005 compared with $32,507,000 in fiscal 2004. This decrease was attributable primarily to the lower production levels. Cash costs per ounce were $465 in fiscal 2005 compared with $422 in fiscal 2004. This increase was attributable primarily to lower production levels, a lower grade mined as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Merriespruit 3 shaft were 743,000 in fiscal 2004, compared with 718,000 in fiscal 2003, and ounces sold were 76,956 in fiscal 2004, compared with 65,189 in fiscal 2003. The increase in tons milled was primarily due to an increase in square meters achieve, while the stoping width decreased. The increase in ounces sold is primarily attributed to the slightly higher recovered grade and the increased tonnage milled. Recovered grade was 0.104 in fiscal 2004, compared with 0.091 in fiscal 2003.
Cash costs were $32,507,000 in fiscal 2004 compared with $18,696,000 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $422 in fiscal 2004 compared with $287 in fiscal 2003. This increase was attributable primarily to increased production levels, a slight increase in the recovered grade as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The rock hoisting capacity at the Merriespruit 3 shaft is 48,000 tons per month. The average tons milled in fiscal 2005 were 45,667 tons per month.

On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 2.3 million tons will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2007. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 3.9 million in capital expenditures at the Merriespruit 3 shaft in fiscal 2005, principally for shaft development. The shaft development was completed in fiscal 2005 and no capital expenditures are expected for fiscal 2006.

	Fiscal year ended June 30,
Unisel	2005	2004	2003
Production
Tons (’000)	494	677	778
Recovered grade (ounces/ton)	0.132	0.134	0.097
Gold sold (ounces)	65,011	91,020	75,439
Results of operations ($)
Product sales (’000)	27,798	35,014	26,102
Cash cost (’000)	35,202	37,105	21,362
Cash profit (’000)	(7,404)	(2,091)	4,740
Cash costs
Per ounce of gold ($)	541	408	283
Capex (‘000) ($)	—	1,329	1,825
Tons milled from Unisel were 494,000 in fiscal 2005, compared with 677,000 in fiscal 2004. The decrease was due to the decision to the restructuring of the shaft from 35 panels to 24 panels due to flexibility problems, the regional strike in March 2005 and a fire in April 2005. Ounces sold decreased to 65,011 in fiscal 2005, compared with 91,020 in fiscal 2004, primarily because of the decrease in tons milled and a slightly lower recovery grade. Recovered grade was 0.132 in fiscal 2005, compared with 0.134 in fiscal 2004.
Cash costs were $35,202,000 in fiscal 2005 compared with $37,105,000 in fiscal 2004. This decrease was attributable to the decrease in production. Cash costs per ounce were $541 in fiscal 2005 compared with $408 in fiscal 2004. This increase was attributable primarily to haulage equipping and maintenance of areas for future mining, excessive rolling repairs, the re-equipping of new panels after the fire as well as the excess labor from the stoping and development, that resulted from the decreased production. The appreciation of the Rand against the US dollar also caused a significant increase when costs were translated into US dollars. See item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Unisel decreased to 677,000 in fiscal 2004, compared with 778,000 in fiscal 2003. Ounces sold increased to 91,020 in fiscal 2004, compared with 75,439 in fiscal 2003, primarily because of the significant increase in the recovery grade. Recovered grade was 0.134 in fiscal 2004, compared with 0.097 in fiscal 2003.
Cash costs were $37,105,000 in fiscal 2004 compared with $21,362,000 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $408 in fiscal 2004 compared with $283 in fiscal 2003. This increase was attributable primarily to haulage maintenance and excessive rolling stock repairs, as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The rock hoisting capacity at Unisel is 65,000 tons per month. The average tons milled in fiscal 2005 were 41,167 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 5.7 million tons will be sufficient for Unisel to maintain underground production until approximately fiscal 2014. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred no capital expenditures at Unisel in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Brand 3	2005	2004	2003
Production
Tons (’000)	448	531	422
Recovered grade (ounces/ton)	0.103	0.112	0.111
Gold sold (ounces)	46,299	59,558	46,736
Results of operations ($)
Product sales (’000)	19,807	22,985	16,044
Cash cost (’000)	24,150	24,015	14,009
Cash profit (’000)	(4,343)	(1,030)	2,035
Cash costs
Per ounce of gold ($)	522	403	300
Capex (‘000) ($)	—	—	—
Tons milled from the Brand 3 shaft were 448,000 in fiscal 2005, compared with 531,000 in fiscal 2004. The decrease in tons was primarily due to the regional strike during March and April 2005 as well as a separate union strike. Ounces sold were 46,299 in fiscal 2005, compared with 59,558 in fiscal 2004, primarily because of the decrease in tons milled due to selective mining and fewer high grade Basal pillars being mined. Recovered grade was 0.103 in fiscal 2005, compared with 0.112 in fiscal 2004.
Cash costs were $24,150,000 in fiscal 2005 compared with $24,015,000 in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $522 in fiscal 2005 compared with $403 in fiscal 2004. This increase was attributable primarily to overhead cost shared over a smaller base, due to the closure of shafts, a lower grade mined as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the lower grade, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Brand 3 shaft were 531,000 in fiscal 2004, compared with 422,000 in fiscal 2003. The increase in tons was due to the increase in A-reef mining and less Basal mining. Ounces sold increased to 59,558 in fiscal 2004, compared with 46,736 in fiscal 2003, primarily because of the increase in tons milled and a slightly increased recovered grade. Recovered grade was 0.112 in fiscal 2004, compared with 0.111 in fiscal 2003.
Cash costs were $24,015,000 in fiscal 2004 compared with $14,009,000 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $403 in fiscal 2004 compared with $300 in fiscal 2003. This increase was attributable primarily to the change in mining mix and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.”
The rock hoisting capacity at the Brand 3 shaft is 50,000 tons per month. The average tons milled in fiscal 2005 were 37,333 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.2 million tons will be sufficient for the Brand 3 operations to maintain underground production until approximately fiscal 2008. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred no capital expenditures at Brand 3 in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Brand 5	2005	2004	2003
Production
Tons (’000)	—	153	507
Recovered grade (ounces/ton)	0	0.126	0.102
Gold sold (ounces)	33	19,262	51,696
Results of operations ($)
Product sales (’000)	8	7,442	17,832
Cash cost (’000)	2,120	13,331	19,261
Cash profit (’000)	(2,112)	(5,889)	(1,429)
Cash costs
Per ounce of gold ($)	64,242	692	373
Capex (‘000) ($)	—	—	39
The Brand 5 shaft was placed on care and maintenance during the quarter ended September 30, 2003, this will remain in place until market conditions are more favorable or more economical parts of the orebody are discovered.
Tons milled from the Brand 5 shaft were 153,000 in fiscal 2004, compared with 507,000 in fiscal 2003. The decrease in tons was primarily due to the downscaling of the operation and closure thereof. Ounces sold were 19,262 in fiscal 2004, compared with 51,696 in fiscal 2003, primarily because of the decrease in tons milled. Recovered grade was 0.126 in fiscal 2004, compared with 0.102 in fiscal 2003.
Cash costs were $13,331,000 in fiscal 2004 compared with $19,261,000 in fiscal 2003. Cash costs per ounce were $692 in fiscal 2004 compared with $373 in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Capital Expenditure. Harmony incurred no capital expenditures at Brand 5 in fiscal 2005 and no capital expenses are foreseen for fiscal 2006.

	Fiscal year ended June 30,
Virginia	2005	2004	2003
Production
Tons (’000)	—	—	3
Recovered grade (ounces/ton)	—	—	0.097
Gold sold (ounces)	—	—	290
Results of operations ($)
Product sales (’000)	—	—	104
Cash cost (’000)	—	—	251
Cash profit (’000)	—	—	(147)
Cash costs
Per ounce of gold ($)	—	—	866
Capex (‘000) ($)	—	—	—
The Virginia shaft was closed during the first quarter in fiscal 2003.

	Fiscal year ended June 30,
Orkney 1	2005	2004	2003
Production
Tons (’000)	—	3	—
Recovered grade (ounces/ton)	—	0.107	—
Gold sold (ounces)	—	322	—
Results of operations ($)
Product sales (’000)	—	123	—
Cash cost (’000)	—	194	—
Cash profit (’000)	—	(71)	—
Cash costs
Per ounce of gold ($)	—	602	—
Capex (‘000) ($)	—	—	—
Harmony acquired Orkney 1 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of operations. The shaft is in the process of being given back to AngloGold Ashanti as per the agreement with them.

	Fiscal year ended June 30,
Orkney 2	2005	2004	2003
Production
Tons (’000)	413	387	—
Recovered grade (ounces/ton)	0.190	0.210	—
Gold sold (ounces)	78,449	81,434	—
Results of operations ($)
Product sales (’000)	33,279	31,435	—
Cash cost (’000)	32,938	26,892	—
Cash profit (’000)	341	4,543	—
Cash costs
Per ounce of gold ($)	420	330	—
Capex (‘000) ($)	—	—	—
Harmony acquired Orkney 2 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 only reflects for a period of nine months of operations.
Tons milled from the Orkney 2 shaft were 413,000 in fiscal 2005, compared with 387,000 in fiscal 2004. The increase in tons milled was primarily due to the comparative period being only nine months. This was offset by a decrease in tons due to the completion of the mining the shaft pillar. Ounces sold were 78,449 in fiscal 2005, compared with 81,434 in fiscal 2004. The decrease in ounces sold is primarily attributed to the significant lower recovery grade. Recovered grade was 0.190 in fiscal 2005, compared with 0.210 in fiscal 2004.
Cash costs were $32,938,000 in fiscal 2005 compared with $26,892,000 in fiscal 2004.Cash costs per ounce was $420 in fiscal 2005 compared with $330 in fiscal 2004. This increase was attributable primarily to additional labor costs, a lower grade mined as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The rock hoisting capacity at the Orkney 2 shaft is 45,000 tons per month. The average tons milled in fiscal 2005 were 34,417 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable reserves of 2.1 million tons will be sufficient for the Orkney 2 operations to maintain underground production until approximately calendar year 2009. Any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations. See Item 3. “Key information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

Capital Expenditure. Harmony incurred no capital expenditures at Orkney 2 in fiscal 2005 and has not budgeted for any capital expenditure at the Orkney 2 shaft in fiscal 2006.

	Fiscal year ended June 30,
Orkney 3	2005	2004	2003
Production
Tons (’000)	—	137	—
Recovered grade (ounces/ton)	—	0.083	—
Gold sold (ounces)	—	11,413	—
Results of operations ($)
Product sales (’000)	—	4,425	—
Cash cost (’000)	—	6,440	—
Cash profit (’000)	—	(2,015)	—
Cash costs
Per ounce of gold ($)	—	564	—
Capex (‘000) ($)	—	464	—
Harmony acquired Orkney 3 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of operations. The shaft was placed on care and maintenance in fiscal 2004 and had no production in fiscal 2005.

	Fiscal year ended June 30,
Orkney 4	2005	2004	2003
Production
Tons (’000)	455	401	—
Recovered grade (ounces/ton)	0.169	0.169	—
Gold sold (ounces)	76,971	67,931	—
Results of operations ($)
Product sales (’000)	32,720	26,269	—
Cash cost (’000)	30,517	20,243	—
Cash profit (’000)	2,203	6,026	—
Cash costs
Per ounce of gold ($)	396	298	—
Capex (‘000) ($)	14	160	—
Harmony acquired Orkney 4 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are only for a period of nine months operations.
Tons milled from the Orkney 4 shaft were 455,000 in fiscal 2005, compared with 401,000 in fiscal 2004. The increase in tons milled was primarily due to the comparative period being only nine months. This was offset by a decrease in tons milled primarily due to the decision to downscale mining of the higher-grade pillar and increasing mining in the lower grade 4B7B area. Ounces sold were 76,971 in fiscal 2005, compared with 67,931 in fiscal 2004. The increase in ounces sold is primarily attributed to the increase in tons milled for the reasons stated above.
Cash costs were $30,517,000 in fiscal 2005 compared with $20,243,000 in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $396 in fiscal 2005 compared with $298 in fiscal 2004. This increase was attributable primarily to increased labor cost and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The rock hoisting capacity at the Orkney 4 shaft is 39,000 tons per month. The average tons milled in fiscal 2005 were 37,917 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable reserves of 4.1 million tons will be sufficient for the Orkney 4 operations to maintain underground production until approximately calendar year 2012. Any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations. See Item 3. “Key information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 0.084 million in capital expenditures at Orkney 4 in the fiscal year ended June 30, 2005 and has budgeted R6.35 million ($0.95 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2006, primarily for the extraction of the no. 3 shaft pillar via the no. 4 shaft and the no. 3 water pump column project.

	Fiscal year ended June 30,
Orkney 6	2005	2004	2003
Production
Tons (’000)	—	157	—
Recovered grade (ounces/ton)	—	0.070	—
Gold sold (ounces)	—	11,060	—
Results of operations ($)
Product sales (’000)	—	4,304	—
Cash cost (’000)	—	5,378	—
Cash profit (’000)	—	(1,074)	—
Cash costs
Per ounce of gold ($)	—	486	—
Capex (‘000) ($)	—	—	—
Harmony acquired Orkney 6 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was placed on care and maintenance in fiscal 2004 and there was no production during fiscal 2005.

	Fiscal year ended June 30,
Orkney 7	2005	2004	2003
Production
Tons (’000)	—	28	—
Recovered grade (ounces/ton)	—	0.162	—
Gold sold (ounces)	—	4,533	—
Results of operations ($)
Product sales (’000)	—	1,760	—
Cash cost (’000)	—	1,970	—
Cash profit (’000)	—	(210)	—
Cash costs
Per ounce of gold ($)	—	435	—
Capex (‘000) ($)	—	—	—
Harmony acquired Orkney 7 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005.

	Fiscal year ended June 30,
Saaiplaas 3	2005	2004	2003
Production
Tons (’000)	30	254	—
Recovered grade (ounces/ton)	0.085	0.105	—
Gold sold (ounces)	2,541	26,783	—
Results of operations ($)
Product sales (’000)	1,026	10,331	—
Cash cost (’000)	4,831	13,485	—
Cash profit (’000)	(3,805)	(3,154)	—
Cash costs
Per ounce of gold ($)	1,901	503	—
Capex	4	200	—
During the quarter ended September 30, 2002, Harmony decided to commence limited extraction of the shaft pillar at the Saaiplaas 3 shaft, which previously operated as a service shaft. The shaft was placed on care and maintenance during fiscal 2005.
Tons milled from Saaiplaas 3 were 30,000 in fiscal 2005, compared with 254,000 in fiscal 2004, and ounces sold were 2,541 in fiscal 2005, compared with 26,783 in fiscal 2004. Recovered grade was 0.085 in fiscal 2005, compared with 0.105 in fiscal 2004.
Cash costs were $4,831,000 in fiscal 2005 compared with $13,485,000 fiscal 2004. Cash costs per ounce were $1,901 in fiscal 2005 compared with $503 in fiscal 2004.
Capital Expenditure. Harmony incurred approximately Rand 0.02 million in capital expenditures at the Saaiplaas 3 shaft in fiscal 2005, primarily for general replacement and maintenance. No capital expenditures are expected in fiscal 2006.

	Fiscal year ended June 30,
Welkom 1	2005	2004	2003
Production
Tons (’000)	21	159	—
Recovered grade (ounces/ton)	0.130	0.121	—
Gold sold (ounces)	2,734	19,226	—
Results of operations ($)
Product sales (’000)	1,164	7,415	—
Cash cost (’000)	1,604	9,939	—
Cash profit (’000)	(440)	(2,524)	—
Cash costs
Per ounce of gold ($)	587	517	—
Capex (‘000) ($)	—	—	—
Harmony acquired Welkom 1 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 is only for a period of nine months of production. Tons milled from Welkom 1 were 21,000 in fiscal 2005, compared with 159,000 in fiscal 2004, and ounces sold were 2,734 in fiscal 2005, compared with 19,226 in fiscal 2004. Recovered grade was 0.130 in fiscal 2005, compared with 0.121 in fiscal 2004.
Cash costs were $1,604,000 in fiscal 2005 compared with $9,939,000 fiscal 2004. Cash costs per ounce were $587 in fiscal 2005 compared with $517 in fiscal 2004.
Due to the fact that the mine is mature and is nearing the end of its economic life, a decision was made during the quarter ended March 31, 2004 to downscale and eventually close the shaft.
Capital Expenditure. Harmony incurred no capital expenditures at Welkom 1 in fiscal 2005 and has not budgeted for any capital expenditure at the Welkom 1 shaft in fiscal 2006.

	Fiscal year ended June 30,
Welkom 2	2005	2004	2003
Production
Tons (’000)	—	12	—
Recovered grade (ounces/ton)	—	0.113	—
Gold sold (ounces)	—	1,350	—
Results of operations ($)
Product sales (’000)	—	525	—
Cash cost (’000)	—	547	—
Cash profit (’000)	—	(22)	—
Cash costs
Per ounce of gold ($)	—	405	—
Capex (‘000) ($)	—	—	—
Harmony acquired Welkom 2 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005.

	Fiscal year ended June 30,
Welkom 3	2005	2004	2003
Production
Tons (’000)	—	15	—
Recovered grade (ounces/ton)	—	0.101	—
Gold sold (ounces)	—	1,511	—
Results of operations ($)
Product sales (’000)	—	592	—
Cash cost (’000)	—	581	—
Cash profit (’000)	—	11	—
Cash costs
Per ounce of gold ($)	—	385	—
Capex (‘000) ($)	—	—	—
Harmony acquired Welkom 3 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005.

	Fiscal year ended June 30,
Welkom 4	2005	2004	2003
Production
Tons (’000)	—	13	—
Recovered grade (ounces/ton)	—	0.302	—
Gold sold (ounces)	—	3,922	—
Results of operations ($)
Product sales (’000)	—	1,531	—
Cash cost (’000)	—	1,496	—
Cash profit (’000)	—	35	—
Cash costs
Per ounce of gold ($)	—	381	—
Capex (‘000) ($)	—	—	—
Harmony acquired Welkom 4 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005.

	Fiscal year ended June 30,
Welkom 6	2005	2004	2003
Production
Tons (’000)	—	24	—
Recovered grade (ounces/ton)	—	0.100	—
Gold sold (ounces)	—	2,411	—
Results of operations ($)
Product sales (’000)	—	935	—
Cash cost (’000)	—	894	—
Cash profit (’000)	—	41	—
Cash costs
Per ounce of gold ($)	—	371	—
Capex (‘000) ($)	—	—	—
Harmony acquired Welkom 6 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005.

	Fiscal year ended June 30,
Welkom 7	2005	2004	2003
Production
Tons (’000)	—	88	—
Recovered grade (ounces/ton)	—	0.113	—
Gold sold (ounces)	—	9,902	—
Results of operations ($)
Product sales (’000)	—	3,890	—
Cash cost (’000)	—	3,566	—
Cash profit (’000)	—	324	—
Cash costs
Per ounce of gold ($)	—	360	—
Capex (‘000) ($)	—	—	—
Harmony acquired Welkom 7 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005.
Growth shafts
The following chart details the operating and production results from underground operations for all identified growth shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
	2005	2004	2003
Production
Tons (’000)	1,545	2,004	1,991
Recovered grade (ounces/ton)	0.168	0.158	0.166
Gold sold (ounces)	260,066	315,815	330,431
Results of operations ($)
Product sales (’000)	111,055	121,744	108,476
Cash cost (’000)	126,121	123,706	84,990
Cash profit (’000)	(15,066)	(1,962)	23,486
Cash costs
Per ounce of gold ($)	485	392	257
Capex (‘000) ($)	59,509	47,218	14,392

Tons milled from growth shafts decreased to 1,545,000 in fiscal 2005, compared with 2,004,000 in fiscal 2004. Ounces sold decreased to 260,066 in fiscal 2005, compared with 315,815 fiscal 2004, primarily due to the decrease in tons milled. Recovered grade increased from 0.158 in fiscal 2004 to 0.168 in fiscal 2005.
Gold sales decreased to $111,055,000 in fiscal 2005, compared with $121,744,000 in fiscal 2004. Cash costs for the growth shafts were $485 per ounce of gold in fiscal 2005, compared with $392 per ounce of gold in fiscal 2004.
Tons milled from growth shafts increased to 2,004,000 in fiscal 2004, compared with 1,991,000 in fiscal 2003. Ounces sold decreased to 315,815 in fiscal 2004, compared with 330,431 fiscal 2003, primarily due to lower recovery grade. Recovered grade increased from 0.166 in fiscal 2003 to 0.158 in fiscal 2004.
Gold sales increased to $121,744,000 in fiscal 2004, compared with $108,476,000 in fiscal 2003. Cash costs for the growth shafts were $392 per ounce of gold in fiscal 2004, compared with $257 per ounce of gold in fiscal 2003.
Refer to the following charts for detail on the operating and production results of individual growth shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
Elandsrand	2005	2004	2003
Production
Tons (’000)	1,019	1,437	1,468
Recovered grade (ounces/ton)	0.204	0.174	0.180
Gold sold (ounces)	207,371	250,581	264,525
Results of operations ($)
Product sales (’000)	88,577	96,831	86,926
Cash cost (’000)	99,150	100,657	69,864
Cash profit (’000)	(10,573)	(3,826)	17,062
Cash costs
Per ounce of gold ($)	478	402	264
Capex (‘000) ($)	15,530	16,057	12,757
Tons milled from the Elandsrand shaft were 1,019,000 in fiscal 2005, compared with 1,437,000 in fiscal 2004, and ounces sold were 207,371 in fiscal 2005, compared with 250,581 in fiscal 2004. This resulted from the cessation of mining of loss-making panels, the continued lack of flexibility and a halt in waste rock milling from December 2004. These changes, coupled with the mining of higher grade areas in the new mine, resulted in recovered grades increasing steadily throughout fiscal 2005 to an average of 0.204, comparing to the average of 0.174 in fiscal 2004.
The reduction in ounces produced, together with the appreciation of the Rand against the US dollar were the main contributors to the increase in cash cost from $402 per ounce in fiscal 2004 to $478 per ounce in fiscal 2005. See Item 5. “Operating and Financial Review and Prospects Exchange Rates” to see the effect that the appreciation of the Rand, against the US dollar had on the dollar cost of the company. If expressed in Rand terms, cost would have increased in fiscal 2005 due to the reduction in ounces and the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from the Elandsrand shaft decreased to 1,437,000 in fiscal 2004, compared with 1,468,000 in fiscal 2003, primarily due to problems experienced with the orepass system, which resulted in waste rock diluting the recovered grade and reduced flexibility in the old mine area. Ounces sold decreased to 250,581 in fiscal 2004, compared with 264,525 in fiscal 2003, attributable primarily to the decrease in the recovered grade and tons milled. Recovered grade decreased to an average of 0.174 in fiscal 2004, compared with 0.180 in fiscal 2003.
The reduction in ounces produced, together with the appreciation of the Rand against the US dollar were the main contributors to the increase in cash cost from $264 per ounce in fiscal 2003 to $402 per ounce in fiscal 2004. See Item 5. “Operating and Financial Review and Prospects Exchange Rates” to see the effect that the appreciation of the Rand, against the US dollar had on the dollar cost of the company. If expressed in Rand terms, cost would have increased in fiscal 2004 due to the reduction in ounces due to problems with the ore pass system, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Elandsrand currently operates one production shaft, with a current hoisting capacity of 190,000 tons per month which will increase to an optimal rock hoisting capacity of 331,000 tons per month once the Elandsand New Mine Project is complete. The average tons milled in fiscal 2005 were 84,917 tons per month.

On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 28.3 million tons will be sufficient for the Elandsrand shaft to maintain underground production until approximately calendar year 2033. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Elandsrand New Mine Project. The project, initiated by AngloGold in 1991, was intended to increase the life of mine by exploiting the southern portion of the lease area between 3,000 – 3,600 meters below surface. This will be achieved by deepening the sub-vertical and ventilation shafts. During fiscal 2004, the payshoot, which was mined on the shallower levels of the old mine, was exposed on levels 102 and 105. Production from level 102 started in January 2004. Development continues on 109 and 113 levels, which are expected to be complete by the middle of fiscal 2006.
Capital Expenditure. Harmony incurred approximately Rand 96 million in capital expenditures at the Elandsrand operations in fiscal 2005 mainly for the sub shaft deepening project. Harmony has budgeted Rand 134 million ($20.1 million, using the closing rate at balance sheet date) for capital expenditures at the Elandsrand operations in fiscal 2006, primarily for the sub shaft deepening project. See “South African Operations – General – Elandskraal Operations.”

	Fiscal year ended June 30,
Doornkop	2005	2004	2003
Production
Tons (’000)	526	567	523
Recovered grade (ounces/ton)	0.100	0.115	0.126
Gold sold (ounces)	52,695	65,234	65,906
Results of operations ($)
Product sales (’000)	22,478	24,913	21,550
Cash cost (’000)	26,971	23,049	15,126
Cash profit (’000)	(4,493)	1,864	6,424
Cash costs
Per ounce of gold ($)	512	353	230
Capex (‘000) ($)	25,223	14,316	1,635
Tons milled from Doornkop shaft were 526,000 in fiscal 2005, compared with 567,000 in fiscal 2004. This decrease was due to less trackless volume extracted from 106 L north (trackless area). Further loss in production resulted from closure of the 106 Level sky raise. Ounces sold were 52,695 in fiscal 2005, compared with 65,234 in fiscal 2004. This decrease in ounces sold was primarily due to the lower recovered grade and decrease in tons milled. The recovered grade deteriorated to 0.100 in fiscal 2005, compared with 0.115 in fiscal 2004, given the lack of the available higher grade from the North 1 mining area and the stopping of limited production from the South Reef as a result of the re-commencement of the shaft work on the South Reef project.
Cash costs per ounce of gold were $512 in fiscal 2005, compared with $353 in fiscal 2004. This increase was attributable primarily to the lower production volumes and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Doornkop shaft increased to 567,000 in fiscal 2004, compared with 523,000 in fiscal 2003, primarily due to the mining from the 106 level sky raise area which was in full production.
Ounces sold were 65,234 in fiscal 2004, compared with 65,906 in fiscal 2003. This decrease in ounces sold was primarily due to the decrease in the recovered grade from 0.126 in fiscal 2003 to 0.115 in fiscal 2004. Limited production from the South Reef high-grade stopes enhanced the grade in fiscal 2003.
Cash costs per ounce of gold were $353 in fiscal 2004, compared with $230 in fiscal 2003. This increase was attributable primarily to lower production volumes and grade and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The hoisting capacity of the Doornkop shaft is 220,000 tons per month. The average tons milled in fiscal 2005 were 43,833 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 2.7 million tons will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2021. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 156 million in capital expenditures at the Doornkop project in fiscal 2005. Harmony has budgeted Rand 163 million ($24.4 million calculated at the closing rate at balance sheet date) for capital expenditures at the Doornkop shaft in fiscal 2006, primarily for the expansion of the shaft. See “South African Operations – General – Randfontein Operations.”

Fiscal year ended June 30,
Phakisa	2005	2004	2003
Production
Tons (’000)	—	—	—
Recovered grade (ounces/ton)	—	—	—
Gold sold (ounces)	—	—	—
Results of operations ($)
Product sales (’000)	—	—	—
Cash cost (’000)	—	—	—
Cash profit (’000)	—	—	—
Cash costs
Per ounce of gold ($)	—	—	—
Capex (‘000) ($)	18,756	16,845	—
The expected capacity of the Phakisa shaft will be 165,000 tons per month. Phakisa has no rock hoisting facilities and all rock will be trammed to the Nyala mine for hoisting to surface.
On a simplistic basis reported proven and probable underground ore reserves of 18.4 million tons will be sufficient for the Phakisa shaft to, once production commence, maintain production until approximately fiscal 2026. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. Harmony incurred approximately Rand 116 million in capital expenditures at the Phakisa operations in the fiscal year ended June 30, 2005. Harmony has budgeted Rand 190 million ($28.5 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2006, primarily for the establishing and development of the shaft. See “South African Operations – General – Free Gold Operations.”
Surface operations
The following chart details the operating and production results from surface operations for all identified shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
	2005	2004	2003
Production
Tons (’000)	6,528	11,026	11,146
Recovered grade (ounces/ton)	0.029	0.019	0.022
Gold sold (ounces)	188,904	208,744	248,075
Results of operations ($)
Product sales (’000)	80,222	80,321	81,546
Cash cost (’000)	84,892	71,498	55,636
Cash profit (’000)	(4,670)	8,823	25,910
Cash costs
Per ounce of gold ($)	449	343	224
Capex (‘000) ($)	5,675	14,099	11,691
Tons milled from surface shafts decreased to 6,528,000 in fiscal 2005, compared with 11,026,000 in fiscal 2004. Ounces sold decreased to 188,904 in fiscal 2005, compared with 208,744 in fiscal 2004, primarily due to the decrease in tons milled. Recovered grade increased from 0.019 in fiscal 2004 to 0.029 in fiscal 2005.
Gold sales decrease slightly to $80,222,000 in fiscal 2005, compared with $80,321,000 fiscal 2004.
Cash costs for the surface shafts were $449 per ounce of gold in fiscal 2005, compared with $343 per ounce of gold in fiscal 2004.
Tons milled from surface shafts decreased to 11,026,000 in fiscal 2004, compared with 11,146,000 in fiscal 2003. Ounces sold decreased to 208,744 in fiscal 2004, compared with 248,075 in fiscal 2003, primarily due to the decrease in tons milled and the recovered grade. Recovered grade decreased from 0.022 in fiscal 2003 to 0.019 in fiscal 2004.
Gold sales decrease to $80,321,000 in fiscal 2004, compared with $81,546,000 fiscal 2003. Cash costs for the surface shafts were $343 per ounce of gold in fiscal 2004, compared with $224 per ounce of gold in fiscal 2003.
Refer to the following charts for detail on the operating and production results of individual surface shafts for fiscal 2005, 2004 and 2003:

	Fiscal year ended June 30,
Kalgold	2005	2004	2003
Production
Tons (’000)	1,855	1,530	1,195
Recovered grade (ounces/ton)	0.058	0.054	0.062
Gold sold (ounces)	108,195	82,756	74,590
Results of operations ($)
Product sales (’000)	46,331	31,532	24,536
Cash cost (’000)	51,554	28,511	16,552
Cash profit (’000)	(5,223)	3,021	7,984
Cash costs
Per ounce of gold ($)	476	345	222
Capex (‘000) ($)	(4,145)	4,405	4,265
Ounces sold increased to 108,195 in fiscal 2005, compared with 82,756 in fiscal 2004, primarily due to the increase in tons milled and the slightly higher recovered grade. Tons milled increased from 1,530,000 in fiscal 2004 to 1,855,000 in fiscal 2005. These increases were due to the increased plant efficiency and performance at full operation. Recovered grade increased to 0.058 in fiscal 2005, compared with 0.054 in fiscal 2004.
Cash costs at Kalgold were $476 per ounce in fiscal 2005, compared with $345 per ounce in fiscal 2004. This increase was due to the impairment of the deferred stripping asset as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the increase in labor cost, the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Ounces sold were 82,756 in fiscal 2004, compared with 74,590 in fiscal 2003. Tons milled increased from 1,195,000 in fiscal 2003 to 1,530,000 in fiscal 2004. These increases were due to the increased capacity as a result of the full operation of a third mill at the Kalgold plant. Recovered grade was 0.054 in fiscal 2004, compared with 0.062 in fiscal 2003. The slight decrease in recovered grade was due to the treatment of lower grade strategic ore due to the increased capacity of the plant.
Cash costs at Kalgold were $345 per ounce in fiscal 2004, compared with $222 per ounce in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the decreased ore grade, increased in the global price of oil and the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
The processing capacity of the Kalgold operation is 165,000 tons per month. The average tons milled in fiscal 2005 were 154,583 tons per month.
Active use of heap leaching was discontinued in July 2001; however, Harmony expects to apply leaching solution occasionally in the future to recover any available gold.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.9 million tons will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2007. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Capital Expenditure. The negative capital expenditure incurred by Harmony at the Kalgold operations in the fiscal year ended June 30, 2005 comprises of realized deferred stripping cost of R 25.6 million, with actual capital expenditure amounting to approximately Rand 0.02 million. No capital expenditures are forecast for 2006.

	Fiscal year ended June 30,
Elandsrand	2005	2004	2003
Production
Tons (’000)	—	451	1,228
Recovered grade (ounces/ton)	—	0.012	0.016
Gold sold (ounces)	—	5,301	19,323
Results of operations ($)
Product sales (’000)	—	2,047	6,442
Cash cost (’000)	—	2,640	4,518
Cash profit (’000)	—	(593)	1,924
Cash costs
Per ounce of gold ($)	—	498	234
Capex (‘000) ($)	7	294	161
The treatment of the surface sources and the production thereof became uneconomical and was discontinued during January 2004 as a result of decreased efficiency, the low recovery grades and the reduction in the Rand gold price. The treatment of the rock dump was completed during the quarter ended December 31, 2003.
Ounces sold were 5,301 in fiscal 2004, compared with 19,323 in fiscal 2003. Tons milled decreased from 1,228,000 in fiscal 2003 to 451,000 in fiscal 2004. These decreases were due to the discontinuation of treatment of surface sources in December 2003. Recovered grade decreased to 0.012 in fiscal 2004, compared with 0.016 in fiscal 2003, due to a lower grade material being treated from the rock dump.
Cash costs at Elandsrand were $498 per ounce in fiscal 2004, compared with $234 per ounce in fiscal 2003. This increase was attributable primarily to the decreased production, lower recovery grade and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Capital Expenditure. Harmony incurred approximately Rand 44,000 in general capital expenditures at the Elandsrand surface operation in fiscal 2005. No capital expenditure is expected at this operation in fiscal 2006.

	Fiscal year ended June 30,
Evander	2005	2004	2003
Production
Tons (’000)	—	101	201
Recovered grade (ounces/ton)	—	0.019	0.020
Gold sold (ounces)	—	1,961	4,116
Results of operations ($)
Product sales (’000)	—	756	1,278
Cash cost (’000)	—	496	913
Cash profit (’000)	—	260	365
Cash costs
Per ounce of gold ($)	—	253	221
Capex (‘000) ($)	—	2,367	1,181
The treatment of the surface sources became uneconomical and was discontinued during January 2004 as a result of decreased efficiency, the low recovery grades and the reduction in the Rand gold price.
Tons milled decreased from 201,000 in fiscal 2003 to 101,000 in fiscal 2004. Ounces sold decreased accordingly to 1,961 in fiscal 2004, compared with 4,116 in fiscal 2003. Recovered grade was 0.020 in fiscal 2004, compared with 0.019 in fiscal 2003.
Cash costs at Evander were $253 per ounce in fiscal 2004, compared with $221 per ounce in fiscal 2003. This increase was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Capital Expenditure. Harmony incurred no capital expenditures at the Evander surface operation in fiscal 2005. No capital expenditure is expected for fiscal 2006.

	Fiscal year ended June 30,
Freegold	2005	2004	2003
Production
Tons (’000)	1,361	4,148	5,146
Recovered grade (ounces/ton)	0.027	0.018	0.017
Gold sold (ounces)	36,420	73,122	88,864
Results of operations ($)
Product sales (’000)	15,407	28,507	28,924
Cash cost (’000)	15,436	23,972	19,108
Cash profit (’000)	(29)	4,535	9,816
Cash costs
Per ounce of gold ($)	424	328	215
Capex (‘000) ($)	314	21	25
Tons milled from surface operations continued to decrease to 1,361,000 in fiscal 2005, compared with 4,148,000 in fiscal 2004, due to the decision taken in fiscal 2004 to discontinue treating surface sources as a result of the prevailing Rand gold price. Even though the recovered grade increased to 0.027 in fiscal 2005, compared with 0.018 in fiscal 2004, ounces sold decreased to 36,420 in fiscal 2005, compared with 73,122 in fiscal 2004, primarily due to the lower tons milled.
Cash costs were $15,436,000 in fiscal 2005, compared with $23,972,000 in fiscal 2004. Cash costs per ounce were $424 in fiscal 2005, compared with $328 in fiscal 2004. The continuous increase in cost is a result of the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Tons milled from surface operations were 4,148,000 in fiscal 2004, compared with 5,146,000 in fiscal 2003, and ounces sold were 73,122 in fiscal 2004, compared with 88,864 in fiscal 2003. The decrease in tons milled was attributable primarily to the decision to discontinue treating surface sources as a result of the prevailing gold price. The decrease in ounces sold was due to the lower tons milled. The recovered grade remained stable at 0.018 in fiscal 2004, compared with 0.017 in fiscal 2003.
Cash costs were $23,972,000 in fiscal 2004, compared with $19,108,000 in fiscal 2003. This increase is attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $328 in fiscal 2004, compared with $215 in fiscal 2003. This increase was due to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 11,930 ounces in the first quarter of fiscal 2004 and 44,432 ounces for fiscal 2003.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 9.7 million tons will be sufficient for the Free Gold assets to maintain surface production until approximately 2018. However, because the Free Gold assets consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash operating costs and the price of gold and may yield less gold under actual production conditions than currently estimated.”
Capital Expenditure. Harmony incurred approximately Rand 1.9 million in general capital expenditures at the Freegold operations in the fiscal year ended June 30, 2005. No capital expenditures are expected for fiscal 2006.

	Fiscal year ended June 30,
Free State	2005	2004	2003
Production
Tons (’000)	467	2,368	1,164
Recovered grade (ounces/ton)	0.020	0.011	0.021
Gold sold (ounces)	9,542	26,732	24,209
Results of operations ($)
Product sales (’000)	3,720	10,215	8,067
Cash cost (’000)	3,318	9,289	6,550
Cash profit (’000)	402	926	1,517
Cash costs
Per ounce of gold ($)	348	347	271
Capex (‘000) ($)	1,589	2,501	4,364
Tons milled from the Free State surface operations were 467,000 in fiscal 2005, compared with 2,368,000 in fiscal 2004. The reduction in the Rand denominated market price for gold during fiscal 2005 resulted in the treatment of surface sources being scaled down significantly, therefore the significant decrease in the tons milled. Even though the recovered grade increased significantly to 0.020 in fiscal 2005, compared with 0.011 in fiscal 2004, ounces sold decreased to 9,542 in fiscal 2005, compared with 26,732 in fiscal 2004, primarily due to the decrease in tons milled.
Cash costs were $3,318,000 in fiscal 2005, compared with $9,289,000 in fiscal 2004. This decrease is attributable primarily to the scaled down production. Cash costs per ounce remained constant during fiscal 2005 at $348, compared with $347 in fiscal 2004.
Tons milled from the Free State surface operations increased to 2,368,000 in fiscal 2004, compared with 1,164,000 in fiscal 2003, primarily due to the treatment of the H1 Slimes dam that commenced in fiscal 2004. This also had the effect of reducing the recovered grade significantly to 0.011 in fiscal 2004, compared with 0.021 in fiscal 2003, as this is a very low grade source. Even though tons milled increased significantly, the lower recovered grade had an adverse effect on the ounces sold which increased slightly to 26,732 in fiscal 2004, compared with 24,209 in fiscal 2003.

Cash costs were $10,215,000 in fiscal 2004, compared with $8,067,000 in fiscal 2003. This increase is attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $347 in fiscal 2004, compared with $271 in fiscal 2003. This increase was due to decrease in the recovered grade and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the decreased ore grade, increased in the global price of oil and the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Capital Expenditure. Harmony incurred approximately Rand 9.8 million in capital expenditures at the Free State operations in fiscal 2005. Harmony has no budgeted capital expenditures for the Free State operations for fiscal 2006.

	Fiscal year ended June 30,
Randfontein	2005	2004	2003
Production
Tons (’000)	2,757	2,428	2,212
Recovered grade (ounces/ton)	0.012	0.008	0.017
Gold sold (ounces)	33,397	18,872	36,973
Results of operations ($)
Product sales (’000)	14,185	7,264	12,299
Cash cost (’000)	14,117	6,590	7,995
Cash profit (’000)	68	674	4,304
Cash costs
Per ounce of gold ($)	423	349	216
Capex (‘000) ($)	6,120	4,511	1,695
Currently, Randfontein’s surface operations are focused on the recovery of gold from areas previously involved in processing, including waste rock dumps and tailings dams (slimes and sand).
Tons milled from Randfontein’s surface operations increased to 2,757,000 in fiscal 2005, compared with 2,428,000 in fiscal 2004, primarily due to more capacity as a result of the reduction in reef tons. Ounces sold were 33,397 in fiscal 2005 compared with 18,872 in fiscal 2004. Recovered grade was 0.012 in fiscal 2005 compared with 0.008 in fiscal 2004.
The surface sources are run as a separate business with dedicated management staff. In fiscal 2005, cash costs increased to $423 per ounce from $349 per ounce in fiscal 2004. This increase was attributable primarily to the increased treatment costs due to the change in mix of surface tons and the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005, due primarily to the reduction of relatively lower-cost, higher-grade production from the open cast operations and increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Tons milled from Randfontein’s surface operations were 2,428,000 in fiscal 2004, compared with 2,212,000 in fiscal 2003. This increase was primarily attributable to the depletion of Lindium reef’s ore that created more treatment capacity in the plant. Ounces sold decreased to 18,872 in fiscal 2004 compared with 36,973 in fiscal 2003, attributable primarily to the significant decrease in the recovered grade. Recovered grade was 0.008 in fiscal 2004 compared with 0.017 in fiscal 2003.The ore is fed to a separate metallurgical plant (Doornkop plant) and is not mixed with any underground ore. The significant decrease in recovery grades was due to the change in feed material as tonnages from the Lindium Reef sections were depleted.
In fiscal 2004, cash costs increased to $349 per ounce from $216 per ounce in fiscal 2003. This increase was attributable primarily to the decrease in recovery rate and the increased treatment costs due to the change in mix of surface tons as well as the appreciation of the Rand against the US dollar. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2004, due primarily to the decrease in recovery grade and the reduction of relatively lower-cost, higher-grade production from the open cast operations.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable surface reserves of 2.6 million tons would be sufficient for the Randfontein operations to maintain surface production until approximately the end of fiscal 2013. Future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates”.
Capital Expenditure. Harmony incurred approximately Rand 37.8 million in capital expenditures at the Randfontein operations in fiscal 2005. No capital expenditures are expected for fiscal 2006.

	Fiscal year ended June 30,
Target	2005	2004	2003
Production
Tons (’000)	88	—	—
Recovered grade (ounces/ton)	0.015	—	—
Gold sold (ounces)	1,350	—	—
Results of operations ($)
Product sales (’000)	579	—	—
Cash cost (’000)	467	—	—
Cash profit (’000)	112	—	—
Cash costs
Per ounce of gold ($)	346	—	—
Capex (‘000) ($)	1,790	—	—
Tons milled from Target’s surface operations were 88,000 in fiscal 2005 and ounces sold were 1,350. Recovered grade was 0.015 in fiscal 2005. The surface sources are run as a separate business with dedicated management staff. In fiscal 2005, cash costs amounted to $346 per ounce.
Capital Expenditure. Harmony incurred approximately Rand 11 million in capital expenditures at the Target surface operation in fiscal 2005. No capital expenditures are expected for fiscal 2006.
Australian Operations
Overview
Harmony has two operational mines in Western Australia, namely the Mount Magnet operation and the South Kalgoorlie operation. These operations were acquired with the purchase of two Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002. Through the New Hampton transaction described below, Harmony acquired two operations in Western Australia (Big Bell in the Murchison region and Jubilee in the Eastern Goldfields near Kalgoorlie), two processing plants associated with these operations and related exploration rights. The Big Bell operation subsequently ceased operating in July 2003, with its plant sold in November 2003, and the Jubilee operation was merged with the New Celebration operation, acquired in the Hill 50 transaction, to form the South Kalgoorlie operation. Through the Hill 50 transaction described below, Harmony acquired the Mt. Magnet operations in the Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie, two plants associated with these operations and related exploration rights. Abelle, whose major assets are located in Papua New Guinea, was acquired with effect May 1, 2003. Through the Abelle transaction, described below, Harmony acquired exploration projects in Australia, Papua New Guinea and Indonesia as well as the Gidgee operations in the Murchison region of Western Australia, and the plant associated with this operation. Gidgee was subsequently sold in December 2003.
In an effort to increase efficiency and reduce corporate expenditures, we have integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton, Hill 50 and Abelle in Perth. Each of our Australian operations, Mt. Magnet and South Kalgoorlie, conducts surface mining (principally through open pit methods) and underground mining, with access through two declines at Mt. Magnet and one decline at South Kalgoorlie. Open pit mining at South Kalgoorlie will cease in fiscal 2006. Mining at our Australian operations involves more mechanized mining than at our South African operations with the exception of operations at Target, which is also mechanized. Outside contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony’s management. As of June 30, 2005, Harmony’s Australian operations had 189 employees, while the contractors employed 450 people.
Harmony commenced gold mining operations in Australia following the New Hampton transaction. On July 12, 2001, we acquired 96.2% of New Hampton’s shares and 95% of New Hampton’s options through a public offering for all of the outstanding shares of New Hampton. We subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange. In line with our strategy of mining reserves only when it is economical to do so, following the New Hampton transaction, we reduced New Hampton’s production to approximately 200,000 ounces per year. With the closure of the Big Bell mine and the merger of the Jubilee operations with the New Celebration operations, ounces produced by the South Kalgoorlie operations have been reduced to approximately 92,000 ounces per year.
We expanded our Australian operations through the Hill 50 transaction, in which we launched a conditional cash offer for all of the outstanding ordinary shares and listed options of Hill 50. On May 3, 2002, when the offer became unconditional we acquired 98.57% of Hill 50’s shares and 98.76% of Hill 50’s listed options. We subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
Through a series of transactions completed in April and May, 2003 (and described in greater detail below), we acquired 87% of Abelle shares and 65% of Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle. The following year, after successfully reviewing the Hidden Valley feasibility study in Papua New Guinea as prepared by Abelle, we made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities, at a purchase price of A$2 per share and A$1.70 per listed option, for a total price of approximately A$121 million. We closed the offers on June 18, 2004 with a relevant interest in 99% of Abelle shares and 99% of Abelle options. We subsequently completed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
With effect from April 1, 2002, we report the New Hampton and Hill 50 operating and financial results together within an “Australian Operations” segment, which was expanded on May 1, 2003 to include Abelle, which is further segmented into the Mt. Magnet operations and the South Kalgoorlie operations (consisting of the Jubilee and New Celebration operations). In fiscal 2005, the Australian operations accounted for approximately 10% of our total gold sales.
Our Australian operations control exploration and mineral rights over a total area of approximately 407,555 hectares (1,007,068 acres), of which the active mining areas currently total approximately 279,086 hectares (689,622 acres).
The following chart details the operating and production results from our Australian operations for the past three fiscal years:

	Fiscal year ended June 30,
	2005	2004[1]	2003[2]
Production
Tons (’000)	4,139	5,227	7,883
Recovered grade (ounces/ton)	0.072	0.065	0.065
Gold sold (ounces)	296,848	338,288	509,654
Results of operations ($)
Product sales (’000)	125,669	131,435	165,351
Cash cost (’000)	100,176	110,475	138,808
Cash profit (’000)	25,493	21,960	31,246
Cash costs
Per ounce of gold ($)	337	327	272
Capex (‘000) ($)	40,042	30,502	157,100

[1]	Includes gold sales from Abelle’s Gidgee Operations for 5 months until November 2003.

[2]	Includes gold sales from Abelle’s Gidgee Operations for two months from May 1, 2003.
Tons milled from Australian operations were 4,139,000 in fiscal 2005, compared with 5,227,000 in fiscal 2004. This decrease was primarily due to lower production from the South Kalgoorlie open pit operations, where one mill was used for toll treatment and then placed on care and maintenance in fiscal 2005. Recovered grade from Australian operations was 0.072, compared with 0.065 in fiscal 2004. This increase was due to the higher ratio of underground to open pit tons milled. Cash costs for Australian operations were $337 per ounce of gold in fiscal 2005, compared with $327 per ounce of gold in fiscal 2004. This increase was attributable primarily to the higher cost of underground production from the Hill 50 mine in 2005, which more than offset the improvement in recovered grade.
Tons milled from Australian operations were 5,227,000 in fiscal 2004, compared with 7,883,000 in fiscal 2003. This decrease was primarily due to the closure of the Big Bell operations in July 2003 and lower production from the South Kalgoorlie open pit operations, where one mill was used exclusively for toll treatment in fiscal 2004.

Recovered grade remained constant at 0.065 during fiscal 2004 and fiscal 2003. Cash cost for Australian operations were $327 per ounce of gold in fiscal 2004, compared with $272 per ounce of gold in fiscal 2003. This increase was attributable primarily to the higher cost of underground production from the Hill 50 mine in 2004 due to the issues set out in detail under the consolidated financial statements as well as the strengthening of the Australian dollar against the US dollar.
Capital expenditure: Net capital expenditure amounted to A$52.5 million (US$40 million) in fiscal 2005, most of which relates to on-mine decline development at Hill 50, the continuation of existing development at Mt Marion underground mines, as well as the new decline at the new St George underground mine at Mt Magnet. Capital is also spent on various open pits, as well as drill programs at Hidden Valley and payments for the Misima plant.
Big Bell Operations
History. Gold mining at Big Bell commenced in 1937. The Big Bell mine closed in 1955 and reopened in early 1989. Normandy Mining acquired Big Bell in 1991 and New Hampton acquired the mine from Normandy Mining in 1999. Since the commencement of operations in 1937 to June 30, 2003, total gold sales from the Big Bell area exceed two million ounces. This mine ceased operating in July 2003, as continued low grades from underground had made the operation uneconomical, and for the rest of fiscal 2004 was subject to clean up and rehabilitation work. In November 2003, the plant was sold for approximately A$2.45 million. Most of the other assets and surface infrastructure have been allocated to our other mining operations in Australia or sold during fiscal 2004.
Prospective tenements to the south of Cue, which were previously included under the Big Bell operations, have been allocated to the Mt. Magnet operations for possible open pit mining and included in their reserves. It has been calculated that it will be economical to transport ore from these sources to the Checker plant at Mt. Magnet, which is located approximately 80 kilometers away from Big Bell. Mining of some of these resources will take place in fiscal 2006.
Total revised rehabilitation costs of the site are estimated to be A$2.3 million (US$1.75 million). A detailed rehabilitation program has been put in place to ensure that the mining areas are rehabilitated to standards set by the Department of Industry and Resources in Australia. A$0.9 million (US$0.68 million) was spent on rehabilitation in fiscal 2005.
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
Mining Operations. The Big Bell operations were engaged in both underground and open pit mining. These operations were subject to all of the underground and open pit mining risks detailed in the Risk Factors section. Underground mining at depths of up to 600 meters was conducted by way of a decline and a longhole sub-level caving method was employed. Contractors operated diesel powered mining equipment to transport ore up the decline and delivered it to the crusher pad. At the Cuddingwarra and Cue open pit operations, New Hampton employed outside contractors to extract ore with large earthmoving equipment. The open pits were situated on small ore bodies, which resulted in short mine lives (generally less than a year). As a result, we had to continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See Item 3. “Key Information – Risk Factors – To maintain gold production beyond the expected lives of Harmony’s existing mines or increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
The primary challenges facing the Big Bell operations were controlling costs in the underground mine and finding replacement ore reserves (particularly for short-lived open pits) through an aggressive exploration program. The Big Bell underground mine was also affected by seismic events and good geotechnical management was important to maintain safety and productivity. Mining at the lower levels of the Big Bell underground mine continued to yield disappointing results in fiscal 2003, with lower than expected grade. This ultimately led to the decision to close the operation in July 2003. Detailed below are the operating and production results from operations at Big Bell for the last three fiscal years:

	Fiscal year ended June 30,
	2005	2004[1]	2003
Production
Tons (’000)	—	120	2,147
Recovered grade (ounces/ton)	—	0.096	0.062
Gold sold (ounces)	—	11,574	132,579
Results of operations ($)
Product sales (’000)	—	4,079	42,922
Cash cost (’000)	—	3,713	44,824
Cash profit (’000)	—	366	(1,902)
Cash costs
Per ounce of gold ($)	—	321	338
Capex (‘000) ($)	—	—	1,080

[1]	Production consists of plant clean up tons and ounces during July 2003. Big Bell ceased operations for the remainder of fiscal 2004 and was subject to cleanup and rehabilitation work.
There was no production in fiscal 2005, since production ceased in July 2003 and the operation was only used to process clean up material (and therefore does not constitute production from mining) in fiscal 2004.
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
Plant. The Big Bell operations included one metallurgical plant, which was disposed of in November 2003. The Big Bell plant was not used for processing or milling in fiscal 2004 and was only used to process clean up material until its disposal. In fiscal 2003, the Big Bell operations recovered approximately 87% of the gold contained in the ore delivered for processing.
Ore from the Big Bell underground and open pit operations was processed through this CIL treatment plant located 28 kilometers from Cue in the Murchison region. Ore extracted from the Big Bell underground mine was transported by diesel powered mining equipment up the decline and to the crusher pad. Road trains delivered ore from the open pits. The plant underwent significant capital refurbishments during fiscal 2001 in an effort to ensure that planned throughput was achieved, but due to the age and layout of this plant, unit costs were higher than at other plants in our Australian operations.
Capital Expenditure. During fiscal 2005 no capital was spent on the mine and none is planned for fiscal 2006.
Rehabilitation Expenditure. During fiscal 2005 A$0.9 million (US$0.68 million) was spent on rehabilitation and A$1.29 million (US$0.98 million) is planned for fiscal 2006.
Mt. Magnet Operations
History. Mining at Mt. Magnet began after the discovery of gold in 1896. From that time to June 30, 2005, the Mt. Magnet area has produced approximately 5.38 million ounces. The current Mt. Magnet operations, which we acquired in the Hill 50 transaction, are comprised of the Hill 50 and Star underground mines, production from which commenced in the late 1980s, nearby open pits and the processing of low grade ore from previously accumulated stockpiles. Production ceased at the Star underground mine in June 2005 and is to be replaced by a St George, a new underground mine.
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

Mining Operations. The Mt. Magnet operations are engaged in underground, open pit and waste rock mining. These operations are subject to all of the underground, open pit, and waste rock mining risks detailed in the Risk Factors section. We revisit our mining strategy and management procedures at these operations on a regular basis in our effort to minimize mining risks.
Underground operations at Mt. Magnet consist of the Hill 50 and Star mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,300 meters in depth, is currently one of Australia’s deepest underground mines. The Star mine is approximately 950 meters in depth. Underground mining is conducted by decline tunnel access. The principal challenges facing the Hill 50 underground mine is its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. As a result, maintaining adequate grade remains a critical component of this mine. The same issues affected the Star underground mine, but due to its lower grade and variability of grade, it faced additional challenges. Because its orebody is difficult to define and require significantly better mining grades than those achieved to justify further investment in deepening the decline, a decision was taken in fiscal 2004 to stop the decline development at Star and put the mine in harvest mode. Continued exploration successes at the base of the Star underground mine enabled an extension to the life of this operation to June 2005 when mining finally ceased.
With the closure of Star, the development of the new underground mine at the St. George open pit will provide additional underground tonnage. Contracts for establishing the portal and start of development of the St. George underground mine were finalized in the first quarter of fiscal 2005, with underground development expected to begin in December 2005. The decline had advanced 610 meters from the portal by end of fiscal 2005, but development was hampered by poor ground conditions in the second half of the year. The first stope is expected in the second quarter of fiscal 2006. Open pit production was hindered by the delay in the startup of the Cue open pits until the last quarter of fiscal 2005 as a result of delayed mining approvals and extended contractor negotiations, although these were all resolved by year-end. During the last quarter of fiscal 2005, a decision was taken to reduce the throughput rate of the Checks mill to 125,192 tons per month, which will ensure that the site can maintain a consistent blend of underground, open pit and low-grade feed stocks, and also concentrate on milling higher-grade sources.
Surface operations at Mt. Magnet exploit several medium-sized open pits, as well as numerous smaller open pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet. The principal challenge facing the Mt. Magnet operations is that the open pits are situated on small ore bodies, which results in short mine lives. As a result, we must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. Maintaining grade and managing the increased geotechnical complexities of the Hill 50 and St. George underground mines also remains critical. See Item 3. “Key Information – Risk Factors – To maintain gold production beyond the expected lives of Harmony’s existing mines or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
As of June 30, 2005, the safety record at the Mt. Magnet operations compared favorably with Australian industry averages. Safety standards of Harmony Australia are being applied at the Mt. Magnet operations and it receives constant and high-level attention. Detailed below are the operating and production results from operations at Mt. Magnet for the last three fiscal years:

	Fiscal year ended June 30,
	2005	2004	2003
Production
Tons (’000)	2,743	3,058	2,922
Recovered grade (ounces/ton)	0.066	0.057	0.063
Gold sold (ounces)	181,233	173,228	182,690
Results of operations ($)
Product sales (’000)	77,242	67,714	61,676
Cash cost (’000)	60,914	58,202	42,595
Cash profit (’000)	16,328	9,512	19,081
Cash costs
Per ounce of gold ($)	336	336	233
Capex (‘000) ($)	15,652	13,596	14,870
Tons milled in fiscal 2005 were 2,743,000 compared with 3,058,000 in fiscal 2004, and ounces sold in fiscal 2005 were 181,233, compared with 173,228 in fiscal 2004. These decreases in tonnages were primarily attributable to continued reduced production from the Hill 50 underground mine for most of fiscal 2005. The production from the Star decline ceased in June 2005. The improvement in the underground grade was as a result of higher grade areas of the Hill 50 underground mine being accessible again after the rehabilitation of the ventilation rises in fiscal 2004, as well as improved grade from the Star underground mine, which resulted in more ounces produced.
Tons milled in fiscal 2004 were 3,058,000, compared with 2,922,000 in fiscal 2003. Ounces sold decreased to 173,228 in fiscal 2004, compared with 182,690 fiscal 2003, due to the decrease in the recovered grade. Production at Hill 50 underground mine was negatively affected during fiscal 2003 as well as most of fiscal 2004 by a series of rockfall incidents starting in February 2003, which blocked the main ventilation raises near the bottom of the mine. These incidents not only affected all of the high grade production stopes but also revealed the need for a redesign of the stope configurations and the positioning of the ventilation system at the deeper levels of the mine. This adversely affected production levels and costs at Hill 50. The new ventilation raises were completed at a cost of A$2.8 million by December 2003. The Star underground mine and open pits took up a significant portion of the tonnage shortfall but could not make up for the gold production shortfall from this high grade source.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2005, the June 30, 2005 reported proven and probable ore reserves of 5.91 million tons for Mt. Magnet would be sufficient to maintain production until approximately fiscal 2008. However, because the Mt. Magnet operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Plant. The Mt. Magnet operations include one metallurgical plant. This plant was built in 1989 as a CIL plant and was upgraded in late 1999 to a CIP plant. Actual throughputs of the Mt. Magnet plant varies based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% oxide (soft) blend. The following table sets forth processing capacity and average tons milled during fiscal 2005 for the Mt. Magnet plant:

Average
Milled
for the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
Mt. Magnet	243,000	228,583
In fiscal 2005, the Mt. Magnet plant recovered approximately 91.9% of the gold contained in the ore delivered for processing. A decision was taken in March 2005 to reduce throughput of the plant by taking one circuit offline. This was done to process higher grade ore and extend mine life. Throughput for fiscal 2006 is estimated at 154,000 tons/month.
Capital Expenditure. We spent approximately A$20.421 million ($15.6 million) in capital expenditures at the Mt. Magnet operations during fiscal 2005, primarily for underground development, exploration and plants. We have budgeted approximately A$25.64 million ($19.5 million) for capital expenditures at the Mt. Magnet operations during fiscal 2006, principally for St. George underground development and continued development of Hill 50 decline and conversion of powerstation from diesel to gas.
South Kalgoorlie Operations
History. The South Kalgoorlie operations include several open pits at Jubilee and New Celebration, as well at the Mt. Marion underground mine at New Celebration. In the Jubilee area, two separate companies commenced gold mining by modern methods in 1987, although some sporadic mining of gold took place in the area in the late nineteenth century. The Jubilee operations were originally comprised of large Jubilee open pit but in recent years have also drawn on a number of smaller open pits. We acquired the Jubilee operations in the New Hampton transaction. The New Celebration operations were initially developed in 1987 by a third company exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest Mining Ltd. in June 2001. The Mt. Marion decline, which is the largest underground development at New Celebration, was established in 1998. We acquired the New Celebration operations, including the Mt. Marion underground mine, in the Hill 50 transaction. Open pit mining ceased at the South Kalgoorlie Mines at the end of fiscal 2005, with only low grade stockpiles to process in the future.

Following the acquisitions of New Hampton and Hill 50, we integrated the Jubilee operations and New Celebration operations to form the South Kalgoorlie operations. Since the commencement of operations to June 30, 2005, total gold production from the mines in the South Kalgoorlie area exceeds two million ounces.
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
At South Kalgoorlie Operations, during fiscal 2005, open cast mining was conducted mainly at the Freddo and Scrubby Tank pits and a number of other smaller open pits. Harmony employs contractors who use large earthmoving equipment to extract ore from these pits. The surface operations at South Kal operations were completed during June 2005. The New Celebration plant was used for toll treatment from late 2003 through June 2004, after which toll milling ceased. The New Celebration plant is currently on care and maintenance, but has been put up for sale. Harmony ore from both surface and underground sources is now treated at the Jubilee plant. From fiscal 2006, milling will consist mainly of the treatment of lowgrade stockpiles and underground ore from Mt. Marion. The primary challenge facing the South Kalgoorlie operations is to identify adequate sources of low grade stockpiles or new open pit reserves to blend with ore from Mt. Marion. See Item 3. “Key Information – Risk Factors – To maintain or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
The South Kalgoorlie operations also include the Mt. Marion underground mine. This mine faces challenges similar to those faced by the Mt. Magnet underground operations; however, depths at Mt. Marion are much shallower (740 meter vertical depth versus 1,300 meter vertical depth at Mt. Magnet). Mt. Marion is a decline mine that has switched to a longhole sub-level caving methodology. The purpose of this change in mining method is to better manage the geotechnical risks without diminishing returns from the mine. The Mt. Marion mine also is exposed to other risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting. It is expected that during fiscal 2006 development of the Mt. Marion decline will cease, as the mine would have reached its economic depth limit. After that the mine will effectively be in a 24-month harvest period.
During fiscal 2005, the safety record at the South Kalgoorlie mines in terms of lost time frequency rate and fatality frequency rate was equal to the average for lost time injury frequency rates for underground metalliferous mines in Australia. Safety standards for our operations are being applied throughout the South Kalgoorlie operations and receives constant and high-level attention.
Detailed below are the operating and production results from the South Kalgoorlie operations, which were completed by combining historical figures from the Jubilee and New Celebration operations, for the last three fiscal years:

	Fiscal year ended June 30,
	2005	2004	2003
Production
Tons (’000)	1,266	1,843	2,749
Recovered grade (ounces/ton)	0.091	0.065	0.067
Gold sold (ounces)	115,615	120,532	182,851
Results of operations ($)
Product sales (’000)	48,427	46,651	57,372
Cash cost (’000)	39,262	38,848	49,139
Cash profit (’000)	9,165	7,803	8,233
Cash costs
Per ounce of gold ($)	340	322	269
Capex (‘000) ($)	10,161	5,435	6,299
Tons milled in fiscal 2005 were 1,266,000 compared with 1,843,000 in fiscal 2004, and ounces sold in fiscal 2005 were 115,615, compared with 120,532 in fiscal 2004. This decrease was primarily attributable to reduced open pit throughput for the year, with the New Celebration plant placed on care-and-maintenance. However, higher grade open pit material was processed during fiscal 2005 which resulted in the grade improving to 0.091, compared with 0.065 in fiscal 2004. Tons milled decreased from 2,749,000 in fiscal 2003 to 1,843,000 in fiscal 2004, primarily due to the reduced open pit throughout the year and the New Celebration plant only being utilized for toll treatment purposes.
On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2005, the June 30, 2005 reported proven and probable ore reserves of 4.55 million tons for the South Kalgoorlie operations would be sufficient to maintain production until approximately fiscal 2007. However, because the South Kalgoorlie operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
Plants. The South Kalgoorlie operations include two metallurgical plants, located at Jubilee and New Celebration. The Jubilee CIL treatment plant is capable of treating the planned production from the mining operations. Ore is hauled from the open pits, low grade stockpiles as well as the Mt. Marion underground mine to the treatment plant by conventional road trains.
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
The following table sets forth processing capacity and average tons milled during fiscal 2005 for the South Kalgoorlie plants:

		Average
		Milled
		for the fiscal
	Processing	year ended
	Capacity	June 30, 2005
Plant	(tons/month)	(tons/month)
Jubilee	122,000	105,500
New Celebration	138,000	*
In fiscal 2005, the Jubilee plant recovered approximately 91.2% of the gold contained in the ore delivered for processing.

*	The New Celebration plant is currently on care-and-maintenance.

Capital Expenditure. In fiscal 2005, we spent approximately A$13.12 million ($10 million) in capital expenditures at South Kalgoorlie, primarily for underground and open pit mine development and exploration, as well as major plant maintenance. We budgeted approximately A$3.9 million ($3 million) for capital expenditures at the South Kalgoorlie operations during fiscal 2006, principally for underground development and exploration.
Burnside Joint Venture – Northern Territory Operations
History. Since the discovery of gold in the Northern Territory of Australia in 1865 the state has produced more than 11 million ounces of gold. This production has come from three principal areas, the Tennant Creek field, the Granites-Tanami region and the Pine Creek Orogen, the latter having produced about 30% of the total. Harmony acquired gold mining interests in the Pine Creek Orogen (centered 150 kilometers south of Darwin) through the acquisition of Hill 50 Limited, or Hill 50, in March 2002. Hill 50 had acquired 100% interest in the Maud Creek Gold Project (subsequently disposed of), near Katherine and 100% interest in gold resources surrounding the Brocks Creek processing plant. In April 2002, Hill 50 finalized a 50-50 joint venture agreement to form the Burnside Joint Venture with Northern Gold NL. This agreement merged the mining assets of both companies within a 30 kilometer radius of the Brocks Creek 1,100,000 ton per year processing plant, which itself was an asset of the joint venture. In mid-2003, key tenements at the Pine Creek gold mining center were also acquired by the joint venture. On September 23, 2005, we announced that we reached agreement with Northern Gold NL on the divestment of our 50% stake in the Burnside Joint Venture for a consideration of A$24 million or R117 million.
Burnside Joint Venture. The principal objective of the Burnside Joint Venture is to explore, develop and treat gold ores within the jointly held tenement group. To this end, exploration, drilling and underground mine development have been undertaken by the parties. The joint venture agreement is between Buffalo Creek Mines NL (a subsidiary of Hill 50) and Territory Goldfields NL (a subsidiary of Northern Gold NL). The parties formed a management company named Burnside Operations Pty Ltd to manage all mining and exploration matters of the joint venture. The Maud Creek Project was not subject to the Burnside Joint Venture and was 100% controlled by Harmony until its disposal by Harmony in fiscal 2005.
The total area held by the Burnside Joint Venture under mining and exploration tenure is approximately 280,000 acres, of which 263,000 acres have been granted. The Maud Creek Project tenements comprised a total of approximately 87,000 acres, of which 53,000 acres have been granted.
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
In fiscal 2003, two upper levels of the Zapopan Mine were developed by the joint venture by decline access. Approximately 12,125 tons of development ore was toll treated at an average grade of 0.21 ounces per ton, producing 2,600 ounces for the joint venture. The ore was free milling with 99% recoveries. Development on the decline had been stopped 125 meters below surface while further exploratory diamond drilling was done to extend the down plunge resource potential of the deposit. The decline is currently still on low cost care and maintenance, pending a mining decision. Approximately A$2.1 million was spent on capital development costs by the joint venture for fiscal 2005. Mining engineering studies, which started in fiscal 2003 to determine the optimum mining method and cost structure for the operation were completed in fiscal 2004. Firm, updated mining reserves as a result of these studies, as well as two successful drilling programs have indicated proven and probable reserves of 272,601 tons at 0.38 ounces per ton, for 103,700 ounces of gold. This reserve estimate is based on a mine design comprising decline access from surface and mining of ore stopes primarily by standard cut and fill underground mining methods. The mine design and reserve estimate have been modeled to a depth of approximately 270 meters below surface. It is anticipated that profits from the Zapopan operation will support initial exploration and development costs at the larger Cosmopolitan Howley underground resource.
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
On September 23, 2005, we entered into an agreement with Northern Gold NL on the divestment of our 50% stake in the Burnside Joint Venture for a consideration of A$24 million or R117 million. Northern Gold will purchase Harmony’s sole purpose subsidiary which holds Harmony’s interest in the Burnside Joint Venture and the management entity thereof. The purchase consideration of A$24 million (plus replacement of a A$1 million performance bond) is payable in tranches comprising (i) a non-refundable deposit of A$0.25 million; (ii) a cash payment of A$4.0 million and an issue of A$5.0 million of shares (20 million Northern Gold shares) on completion (within six months) and the replacement of a A$1.0 million performance bond; (iii) a cash payment of A$5.0 million and the issue of A$4.4 million shares (at an issue price equal to the higher of A$0.25/share and the prevailing 30 day volume weighted average market price) six months after completion; and (iv) a cash payment of A$5.35 million payable 18 months after the completion date. See Item 8. “Recent Developments.”
Abelle
History. Abelle, a subsidiary of Harmony Gold Australia, was listed on the Australian Stock Exchange (ASX) on April 24, 2002. In August 2002, a merger was proposed with Aurora Gold Ltd, also listed on the ASX. The proposed merger through a scheme of arrangement was completed in January 2003. Abelle has various exploration projects in Australia and Papua New Guinea. It also operated the Gidgee Gold mine in the Murchison region of Western Australia, which was disposed of in December 2003. After the successful buy out of minority shareholders by Harmony, the company was delisted from the Australian Stock Exchange on June 30, 2004.
Introduction. On February 26, 2003, we announced a conditional cash offer for all of the outstanding ordinary shares and listed options of Abelle, at a purchase price of A$0.75 per share and A$0.45 per listed option, for a total price of approximately A$151 million. On the date of the offer announcement, we also announced that we had entered into an agreement with Abelle whereby Abelle placed 35 million new shares in Abelle with Harmony, at a price of A$0.75 per share, subject to certain conditions including Abelle shareholder approval. This placement was approved by shareholders at a meeting of Abelle held on April 30, 2003 and the placement was completed on May 8, 2003. This transaction represented approximately 18% of Abelle’s expanded issued share capital. On February 25, 2003 Harmony entered into a pre-bid acceptance agreement for a nominal consideration of A$10, pursuant to which Silvara Pty Ltd, a subsidiary of the Guiness Peat Group plc had agreed to accept the share offer in respect of a total of 32,044,533 Abelle shares, representing 19.95 of the total issued share capital of Abelle at that date. The original offer was extended and Harmony closed its offers on April 30, 2003 and advised at that date it had a relevant interest in 84.57% of Abelle shares and 63.18% of Abelle options. Subsequently, on May 5, 2003, three Harmony representatives were appointed to the board of Abelle.
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
Gidgee Gold Mine
History. The Gidgee Gold Project was acquired by Abelle in late 1999 from a public tender following the appointment of a Receiver and Manager to Australian Resources Ltd. On November 7, 2003 Abelle announced that it has entered into negotiations with Legend Mining Limited, whereby Legend has offered to purchase the Gidgee gold project. The mine was subsequently sold to Legend Mining Limited with effective transfer from December 17, 2003. Payment for the mine consisted of shares in Legend and cash amounting to a total consideration of A$6.3 million. The Legend shares were subsequently also disposed of in March 23, 2004.
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
The Swan Bitter underground mine also had a major setback during fiscal 2003 as the main development focus, the southern extensions and Butcherbird decline, failed to live up to expectations. Despite significant development and ore driving, only a small portion of the ore reserve was deemed to be economically viable to mine. The focus of the operation then since shifted to the western and newly discovered Tunisia and Australia lodes, which reconciled positively. The mine was back on track for the final quarter of the 2003 financial year with a very solid performance. However, the impact of the failed southern areas and the poor reconciliation from the South Snook pit severely impacted the annual results.
Gidgee’s results were included in Harmony’s results for 2 months from the effective date of acquisition, May 1, 2003 in fiscal 2003. In that period 64,528 tons of ore was treated at an average grade of 0.177 ounces per ton for 11,534 ounces of gold. During fiscal 2004 Gidgee’s results were included in Harmony’s results for a period of 5 months, up to the end of November 2003, when the operation was sold to Legend Mining Limited. During that period 206,465 tons were treated at an average grade of 0.159 per ton for 32,954 ounces of gold.
Detailed below are the operating and production results from the Gidgee gold mine operations for the 5 months ended November 30, 2003 and the fiscal year ended June 30, 2003.

	Five months	Fiscal year
	ended	ended
	November 30,	June 30,
	2003 [1]	2003 [2]
Production
Tons (’000)	206	65
Recovered grade (ounces/ton)	0.160	0.177
Gold sold (ounces)	32,954	11,534
Results of operations ($)
Product sales (‘000)	12,991	3,381
Cash cost (’000)	9,712	2,251
Cash profit (’000)	3,279	1,130
Cash costs
Per ounce of gold ($)	295	195
Capex (‘000) ($)	9,614	123,575

[1]	Consists of 5 months of production up to November 2003 included in Harmony Australia’s results.

[2]	Consists of 2 months of production included in Harmony Australia’s results.
Mining operations. Abelle’s key business focus is on the three exploration and development properties of Hidden Valley (Morobe), Wafi Gold and the Golpu Copper-Gold in Papua New Guinea. Abelle also holds a suite of exploration projects throughout Australia which it considers non-core and is in the process of farming out or disposing.
Papua New Guinea Operations
Introduction. Our interests in Papua New Guinea, consist of exploration titles covering some 1,922 square kilometers of highly prospective gold and copper-gold geology structurally related to the Wau Graben, arc-parallel and transfer faulting. The titles are broken into two groups, the northern group being referred to as the Wafi Project, which in turn incorporates the Wafi Gold and Golpu Copper-Gold projects. The southern block is referred to as the Hidden Valley Project (previously Morobe Gold Project) and incorporates the Hidden Valley, Kaveroi, Hamata and Kerimenge gold and gold-silver deposits.
The Papua New Guinea operations are owned by two separate Papua New Guinea incorporated companies – Morobe Consolidated Goldfields Ltd and Wafi Mining Limited, which are wholly owned subsidiaries of the Harmony group. Harmony currently has a corporate office in Port Moresby, the capital of Papua New Guinea, as well as offices in Lae and Wau, to facilitate the development of the Hidden Valley project and perform the pre-feasibility work on the Wafi Golpu copper gold project. The project is also supported by utilizing Harmony’s Australian personnel. At June 30, 2005, Harmony had 266 employees and 39 contractors in services in Papua New Guinea.
Geology. Harmony’s Papua New Guinea exploration holdings cover a tract of prospective stratigraphy which is located in the Morobe Province south-west from Lae – the provincial capital. This rugged area is dominated by uplifted Lower Jurassic and Cretaceous sediments known as the Owen Stanley Metamorphics. The Owen Stanley Metamorphics are intruded by the extensive Middle Miocene-age Morobe Granodiorite.
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
Hidden Valley Project
Background. The Hidden Valley Project (formerly Morobe Project) is 100% owned by Harmony through our wholly-owned Papua New Guinea subsidiary, Morobe Consolidated Goldfields Ltd. Alluvial gold was first discovered at Hidden Valley in 1928. It was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677.
A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners over a number of years commencing in 1998. Abelle completed a feasibility study in December 2003, which met the specific requirements of the Papua New Guinea project approval process. Abelle’s design concept incorporates a two phase process in which phase one incorporates the Hamata deposit into the development plan with the plant and tailings dam located at Hamata with a crushing facility located at Hidden valley and 5 kilometers overland conveyor delivering ore from Hidden Valley and Kaveroi to Hamata. Phase two contemplates extending project life by pit extensions, underground or near mine development. Phase one included the purchase of the Misima Mines Ltd 7.1 million tons per annum treatment plant, remaining mining fleet, service infrastructure, stores and spares for A$8.5 million.
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
After performing a due diligence process on the feasibility study in January 2004, the Harmony board approved in principle the development of the project, and as a consequence we also decided to buy out the minority shareholders of Abelle. Currently the feasibility document is in the process of being updated and a project execution plan proposed. The board will consider this in January 2006 and then decide whether or not to approve the project for construction.

Project Overview. The definitive feasibility study was completed in December 2003 and incorporates the mining of both the Hamata and Hidden Valley/Kaveroi resources. We are currently optimizing the feasibility study and considering various alternatives which might reduce the operating cost of the project or reduce the capital requirements. The updated feasibility document, which will reflect current economic impacts of higher energy prices and scarce resources in the mining industry, as well as a project execution plan will be presented to the board in January 2006.
The feasibility study currently indicates that 1.9 million ounces of gold and 25.5 million ounces of silver will be produced over the project life, with 23.3 million tons of ore mined. The resources will be mined in a sequence that sees the low silver Hamata ores mined first with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores. The proven and probable gold reserves for the Hidden Valley/Kaveroi/Hamata deposits are 2,040,500 ounces at 0.086 ounces per ton. Silver proven and probable reserves at Hidden Valley Kaveroi amounts to 29,500,000 ounces at 1.25 ounces per ton. Harmony is continuing a drilling program to identify additional reserves around the project area to extend the anticipated mine life of 8 years, which includes an 18 month construction period.
Deconstruction and transportation of the Misima plant commenced in June 2004 and was completed in mid April 2005. The plant is stored in Lae and components will be transported to Hidden Valley for installation as project development proceeds.
The process plant will process ore at a rate of approximately 3.9 million tons per annum and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The process plant will commence as a primary crushing, grinding, CIL, Merrill-Crowe zinc precipitation, goldroom and tailings detox plant for the low silver Hamata ores, revert to a primary crushing, grinding, flotation, concentrate regrind, Counter-Current Decantation (“CCD”) circuit with Merrill-Crowe zinc precipitation, flotation concentrate and tailing CIL, goldroom and tailings detox for the high silver oxide/transition ores and then a similar circuit without flotation tail CIL for high silver sulphide ores from Hidden valley/Kaveroi ores.
Location and access. The Hidden Valley Project comprises four exploration licenses of 966 square kilometers in the Wau District of Morobe Province, Papua New Guinea. The project is located 210 kilometers north-northwest of Port Moresby and 50 kilometers south-southwest of Lae, the two largest cities in Papua New Guinea. Access to the project is presently by sealed road from the deep-water port of Lae to Bulolo, all-weather gravel road to Wau and then by unsealed tracks. A purpose built all weather gravel road from Bulolo to the Hidden Valley mine site is part of the project construction work.
Government royalty and other rights. The gold and silver production from the Hidden Valley Project will be subject to a 2% royalty, payable on the net return from refined production if refined in Papua New Guinea or 2% royalty on the realized price if refined out of Papua New Guinea.
The independent State of Papua New Guinea also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost although it has not exercised this right for the Hidden Valley mine. Once an interest is acquired by Papua New Guinea, it contributes to the further exploration and development costs on a pro rata basis. Papua New Guinea’s reservation arises by way of a condition included in all exploration licenses.
Third Party Royalties. Pursuant to the sale agreement of EL677 (the Hidden Valley and Kaveroi deposits) by Rio Tinto to Australia Gold Fields (“AGF”), a royalty payment from refined gold production is payable to Rio Tinto as per the following table:

Gold production (oz)	Royalty (%)
< 200,000	0.0
200,001 – 1,000,000	2.0
1,000,001 – 5,000,000	3.5
> 5,000,000	2.0
Additional Prospects and Exploration Potential. The Hidden Valley Project revised feasibility and development being developed by Harmony considers the mining and development of the Hamata, Hidden Valley and Kaveroi deposits only. While these alone provide for a robust project of 8 to 10 years duration, there is considerable potential to extend the project life from other advanced prospects and mineralization that are within a 10-kilometer radius of any proposed plant site. These include the advanced Kerimenge deposit, Andim, Nosave, Purrawang, Apu Creek prospects that are immediate extensions to the known mineralization systems at Hidden Valley, the more peripheral Waterfall, Bulldog, Bulldog North and Daulo prospects as well as the Yafo and Yava prospects near Hamata. Harmony received its mining license and environmental permit for the project in March 2005. Compensation agreements were accordingly negotiated and signed on August 5, 2005, and a Memorandum of Agreement (which related to benefits distribution) was also negotiated with landowners and government at national, provincial and local levels. These were the final regulatory aspects needed for the commencement of mining.
Capital Expenditure. Capital expenditure on the project for fiscal 2005 was A$16 million (US$12 million) and for fiscal 2006 is estimated to be approximately A$117.6 million (US$89.6 million), if the project is approved by the Board for construction. Total capital expenditure for the project is estimated at approximately A$276.5 million (US$213 million), which includes the purchase of a mining fleet and power station, as well as normal plant and infrastructure construction costs. These costs will be updated in the execution plan. It also includes the construction of a tailings dam to reduce the impact of mining operations on the environment. Harmony is still investigating the various financing alternatives available for the project, although at this stage Harmony prefers to fund the project internally.
Wafi Project
Background. The Wafi prospect is owned 100% through a subsidiary Papua New Guinea company, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-into the project from 1989-1991 and AGF farmed in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when they merged with Aurora in 2002. Harmony assumed control of the Wafi project as a result of its acquisition of Abelle in 2003.
Project Overview. The project is held under 4 contiguous exploration licenses totaling 996 square kilometers and comprises two separate ore systems located within close proximity of each other known as the Wafi Gold Project and the Golpu Copper-Gold Project respectively. The Wafi gold mineralization is hosted by sedimentary/ volcaniclastic rocks of the Owen Stanley Formation which surround the intrusive Wafi Diatreme. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. We expect to spend approximately A$8 million to conduct prefeasability studies of the Wafi Gold and Golpu Copper-Gold Projects in fiscal 2006.
Four main zones (Zone A, Zone B, The Link Zone (between Zone A & B) and to a lesser extent, the Western Zone have been drill tested at Wafi revealing substantial gold mineralization within a mostly high-sulphidation system. Work undertaken by Abelle included a diamond drilling program that commenced in late February 2003 aimed at defining the geometry of the higher grade link mineralization with disciplined core orientation. The cores from these holes revealed that the deeper high grade ore is associated with carbonate and minor base metal mineralization indicative of a low sulphidation ore system and in places appears to over print previous mineralization. During 2004 Harmony completed a program of 13,000 meters of Reverse Circulation drilling to further define the shallower portions of the resource and to explore for additional oxide resources. The Wafi Gold mineralization can be split into three groups from a metallurgical perspective:
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
The bulk of the resource is contained within the primary mineralization which is refractory. Test work indicated that conventional cyanidation recoveries of 85-95% were achievable on the oxide and transitional ore types, however poor cyanidation recoveries (50%) were achieved on the primary ore types. Preliminary testwork showed that gravity and ultrafine grinding processes were ineffective in improving primary ore gold recovery. Various oxidative refractory treatment options have been investigated by the various project owners. The main body of testwork was carried out in 1989-91. Testwork showed that gravity and ultrafine grinding are ineffective. Flotation response was also poor. Zone A and B ore and flotation concentrates responded well to pressure oxidation and bacterial oxidation, with recovers of 90% being achieved, while whole ore and concentrate roasting recoveries were slightly lower at 85-88%. Only 50-60% sulphur oxidation was required. Flotation tailing leach recoveries above 60% were also achieved.
AGF undertook characterization and pressure oxidation testwork on Link Zone mineralization in 1998, due to the very poor conventional cyanidation recoveries achieved (20%). Pressure oxidation recoveries of 95% were achieved, however AGF went into receivership after this period and further development work stopped. Aurora undertook very limited work for three years up until the merger with Abelle in June 2002. Abelle concluded that whole ore roasting had the best opportunity to produce positive economics, due to the potential to produce sulphuric acid from roaster off gas.
A preliminary Open Pit Mining optimization of the Wafi Gold resource was completed in April 2005. A short program of whole ore roasting metallurgical testwork was also completed. Results confirmed previous oxidative testwork results in which cyanide leach recoveries were proportional to the degree of sulphur oxidation. Arsenic volatilization was negligible. The work confirmed the technical viability of whole ore roasting as a process route.
Preliminary testing indicated that roasting offers the best financial return, however, the current open pitable resource does not provide an adequate financial return and a number of environmental and technical hurdles would need to be overcome to make this option viable. A fourfold increase in the oxide/transitional resource will be required to meet financial hurdles or a 50-75% increase in primary ore resource.
A pre-feasibility study on both Wafi and Golpu commenced in July 2005. As part of this work a bulk metallurgical sample of Link Zone ore has been collected from a dedicated metallurgical hole which will used to determine the suitability of a two previously untested bioxidation processing options: Whole Ore Heap Bioxidation and concentrate Bioxidation (Geocoat). New ultrafine grinding/oxidation technologies of Activox and Albion are also being considered. This testwork is expected to be completed in March 2006.
Open pit and underground mine optimizations and financial models will be re-run based upon outcomes from the first pass mining study and process evaluation and latest resource model.
Capital Expenditure. No capital expenses were incurred during fiscal 2005 as the feasibility study is still to be performed and no capital expenditure is expected during fiscal 2006.
Golpu Copper-Gold Project
The Golpu Copper-Gold Project, or Golpu Project, is located approximately 1 kilometer northeast of the Wafi gold orebody. The Golpu Project is a dioritic porphyry copper-gold deposit with an Identified Mineral Resource Estimate of 106 million tons at 1.41% copper and 0.65 grams per ton Au. In addition the leached oxide cap to the porphyry copper contains a copper poor inferred resource of 4 million tons at 1.35 grams per ton gold.
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
Gold recovery into concentrate is 60% of copper recovery. A pre-feasibility study to evaluate the development of the Golpu Copper-Gold Project commenced in July 2005. A pre-feasibility team was assembled in July to commence planning future activities, which will include:
♦ Geotechnical and resource definition drilling

♦ Road upgrades to improve site access

♦ Mining optimisation studies

♦ Metallurgical testwork and conceptual process route selection

♦ Infrastructure studies

♦ Human Resource management

♦ Environment data collection and studies

♦ External Relation data collection and studies

♦ Concentrate marketing development
Geography. The Wafi prospect is located near Mt. Watut in Morobe Province, Papua New Guinea, 60 kilometers southwest of Lae and 60 kilometers northwest of Wau. The site is accessed by sealed road (Lae to Bulolo) which comes within 5 kilometers of the eastern edge of the tenements.
The Wafi camp is located at an elevation of approximately 500 meters above sea level. The terrain is mountainous and forested in most areas. Immediately west of the project area, the Watut Valley makes for relatively simple road access to the project. The Wafi Gold and Golpu prospects themselves lie a further 10 kilometers west and at this point are accessed and serviced by helicopter. A dry weather access track was completed between the sealed Lae-Bulolo road and Wafi during fiscal 2005.
Mining reserves. Harmony is not yet in a position to quote mining reserve estimates for either the Wafi Gold or Golpu Copper – Gold projects. Evaluation studies including drilling and pre-feasibility estimates are still underway.
Government royalty and other rights. The metal production from the Wafi Project is subject to a 2% royalty payable on the net return from refined production if refined in Papua New Guinea or 2% royalty on the realized price if refined outside of Papua New Guinea.
Papua New Guinea also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. Once an interest is acquired by Papua New Guinea, it contributes to the further exploration and development costs on a pro rata basis. Papua New Guinea’s reservation arises by way of a condition included in all exploration licenses.
Third Party Royalties. Pursuant to the sale agreement of Wafi Mining Ltd to Abelle (via wholly-owned subsidiary companies) from RioTinto, a royalty of 2% on gold production or a 2% NSR (net smelter return) from copper-gold concentrates is payable to Rio Tinto as a deferred acquisition cost.
Capital Expenditure. No capital expenses were incurred during fiscal 2005 as the feasibility study is still to be performed and no capital expenditure is expected during fiscal 2006.
Mt. Muro Project Indonesia
In April 2005 Harmony sold its share of PT Indo Muro Kencana to Straits Resources for A$3.9 million consisting of 2,265,833 shares at A$1.715 per share. The Straits Resources shares were subsequently sold on May 18, 2005 for A$3.364 million.
The Mt. Muro project is owned by PT Indo Muro Kencana, in which Harmony has a 30% interest, and is located in central Kalimantan, Indonesia. The project was placed on care and maintenance by Aurora Gold Ltd in mid 2002 after a number of successful years that saw total gold and silver production reach 1.3 million ounces and 25.54 million ounces, respectively.
Abelle reached agreement with Straits Resources Ltd to form a joint venture to explore and assess the re-development of Mt. Muro and Straits assumed the role of manager and operator of the joint venture from May 1, 2003. Under the agreement with Straits, Abelle retains a free 30% carried interest to the recommencement of commercial gold production and Straits obtained a 70% interest in the project. Straits had to maintain this plant, equipment and infrastructure in good standing and spend a minimum of US$1 million on exploration per annum over and above holding costs. Straits is an Indonesian operator with considerable experience and expertise in operating in the Indonesian environment.

Canadian Operations
Bissett
Introduction. Our formerly held Bissett operations, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices, are located near Bissett in the province of Manitoba, Canada. Prior to the suspension, mining at Harmony’s Bissett operations was conducted at depths ranging from 1,200 meters to 1,500 meters. Full production of 1,000 tons of mill throughput per day was achieved by June 2000 prior to the placing of Bissett’s operations on the care and maintenance program discussed in“ – Mining Operations” below. The transition to the care and maintenance program took place in the quarter ended September 30, 2001. On March 17, 2004, Harmony disposed of 100% of the issued and outstanding shares of Bissett to Rice Lake Joint Venture Inc, a joint venture between San Gold Resources Corporation and Gold City Industries Limited, for C$7,625,000 (US$5.6 million), which was made up of C$3,625,000 (US$2.6 million) in cash plus C$4,000,000 (US$3 million) in shares of San Gold and Gold City. San Gold and Gold City merged during fiscal 2005 to form San Gold Corporation. Harmony owns 7,957,498 common shares in San Gold Corporation, which Harmony is obliged to dispose of before December 31, 2005 in terms of a letter of permission granted to Harmony by the South African Reserve Bank.

REGULATION
Mineral Rights – South Africa
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
On October 3, 2002, the South African parliament passed the Mineral and Petroleum Resources Development Act. The Act came into operation on May 1, 2004. The principal objectives set out in the Act are:
•	to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	to give effect to the principle of South Africa’s custodianship of its mineral and petroleum resources;

•	to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa and redress the impact of past discrimination;

•	to substantially and meaningfully expand opportunities for historically disadvantaged persons including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	to promote economic growth and mineral and petroleum resources development in South Africa;

•	to promote employment and advance the social and economic welfare of all South Africans;

•	to provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	to give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development;

•	to follow the principle that mining companies keep and use their mineral rights, with no expropriation and with guaranteed compensation for mineral rights; and

•	to ensure that holders of mining and production rights contribute towards socio-economic development of the areas in which they are operating.
Under the Act, tenure over established operations will be secure for 30 years (and renewable for 30 years thereafter), provided that mining companies obtain new licenses over existing operations within five years of the date of enactment of the Act and fulfill requirements specified in the Mining Charter.
The principles contained in the Mining Charter relate to the transfer, over a ten-year period, of 26% of South Africa’s mining assets to historically disadvantaged South Africans, as defined in the Mining Charter. Under the Mining Charter, the South African mining industry has committed to securing financing to fund participation of historically disadvantaged South Africans in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. The Mining Charter requires programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. The Mining Charter also sets out targets for broad-based black economic empowerment in the areas of human resources, skill development, employment equality, procurement and benefication. In addition, the Mining Charter addresses other socio-economic issues such as migrant labor, housing and living conditions.
We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, we do not believe that the Act will have a significant impact on these mining and exploration activities because we will be eligible to apply for new licenses over our existing operations (some of which have already been granted), provided that we comply with the Mining Charter. There can be no assurance, however, that any licenses would be received. We are currently in consultation with the National Department of Minerals and Energy, in the process of developing a sophisticated approach to setting targets and measuring performance in black economic empowerment, or BEE, and transformation initiatives within Harmony. We refer to this initiative as the “Harmony Transformation Scorecard”.
We have already complied with the requirements of the Mining Charter, with an equivalent of 31% of production ounces qualifying as empowerment credit ounces. We have been working on our program of licensing for the past 18 months, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights” and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-region basis. The first application for conversion from “old order” to “new order” mining rights was for the Evander Operations and was lodged on May 21, 2004. The application covers all the operating shafts as well as the Poplar and Rolspruit Projects. The Evander mining license was the first conversion application in the region and in October 2004 we became the first senior company to convert “old order” to “new order” mining rights for our Evander, Randfontein and Elandsrand operations. Although it is not possible to estimate how long it will take for each application to be processed by the regional offices of the Department of Minerals and Energy, we have worked closely with the department to ensure the licenses will be granted as swiftly as possible and we are optimistic that the remaining license conversions will be granted in due course.
The Act also makes reference to royalties being payable to the state in terms of the Royalty Bill. It is anticipated that the Royalty Bill will only come into force in 2009. The introduction of the Royalty Bill as law may have an adverse impact on the profits generated by our operations in South Africa. We are currently evaluating the impact that the proposed Royalty Bill may have with regard to our operations and no assurance can be given as to whether or when the proposed Royalty Bill will be enacted.
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
Mineral Rights — Australia
In Australia, mineral rights belong to the State. However, where the State has granted freehold title, ownership of minerals other than gold, silver and other precious metals vests in the title holder. The government then issues and administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production.
In Western Australia, Mt Magnet, New Hampton and South Kal hold various government mining tenements issued by the Department of Industry and Resources under the Mining Act 1978 (WA). In addition, Hampton Gold Mining Areas is the freehold owner of the Hampton Lands, an area which is not subject to the Mining Act 1978 and in respect of which the government has waived its entitlement to royalties on gold production. Both New Hampton and South Kal conduct mining operations on the Hampton Lands under special leases issued by Hampton Gold Mining Areas in accordance with the Hampton Regulations.
Australian law generally requires that all necessary native title approval be obtained before a mining lease can be granted and mining operations can commence. Mt Magnet, New Hampton and South Kal have approved mining leases for most of their reserves, including all reserves that are currently being mined. If these companies wish to expand operations into additional areas under exploration, the relevant exploration licenses will need to be converted to mining leases prior to commencing mining, and that process will require native title approval on terms to be negotiated with the affected native title parties or otherwise determined in accordance with the Native Title Act 1993. There can be no assurance that any approval would be received.
Environmental Matters
South Africa
Harmony recognizes that the long-term sustainability of our business is as dependent on good management of our environment as it is on the optimal extraction of our mineral resources. It is our duty to assess environmental impacts and where significant pollution or degradation may occur as a result of our activities, take reasonable measures to minimize these and to rectify any impacts that have already been caused.
The overall objectives of Harmony’s environmental management activities are to:

•	clean up the surface environment after mining and ensure certificates of closure;

•	promote “clean” mining and minerals processing;

•	support the company’s social plan requirements (such as the Mineral and Petroleum Resources Development Act (MPRDA) and Mining Charter), BEE and local community involvement;

•	reduce environmental liabilities by 10% per annum; and

•	self-fund environmental rehabilitation through economic activities/savings, thus contributing to the bottom line.
Our approach to environmental management encompasses the following four broad principles:
•	all relevant environmental risks should be identified and prioritized;

•	environmental issues should be dealt with promptly;

•	environmental issues, particularly relating to continuous non-compliance or potentially serious environmental impacts, should be dealt with at the board level; and

•	we will adopt the best practicable environmental option; that is, the option that has most benefit, or causes the least damage to the environment, at a cost acceptable to society and affordable to us.
In fiscal 2004, the environmental policy was developed in consultation with various stakeholders such as mine managers, employees and unions. This policy was signed off by the Chairman of the Sustainable Development Committee and our Chief Executive in November 2004. It has subsequently been signed off by each mine manager at signing ceremonies held at each shaft. It commits companies to returning their areas of operation “as close as possible to the pre-mining state, thus creating sustainability and economic viability for generations to come”. The main areas of the policy are:
•	that environmental management is a corporate priority;

•	that environmental policies, programs and practices will be integrated into the activities of the company;

•	that we will strive for continued improvement and efficiency;

•	that we will work with government departments and the public to come up with the best sustainable solutions;

•	that contractors and suppliers will be required to comply with the Harmony policy; and

•	that employees will be informed and educated regarding their environmental responsibilities.
The focus was on implementing an environmental management policy at an operational level during fiscal 2005 and this will continue in fiscal 2006. An in-house environmental awareness presentation that takes cognizance of the approved Environmental Policy Statement has been developed and will be rolled out to the various operations by the end of December 2005. The intention is to make management at our operations aware of the primary role of the environmental manager. Building on this will be the development and presentation of regional environmental management awareness programs, which will include a focus on specific direct and indirect impacts within the region.
Environmental policy and strategy within Harmony, as well as the environmental impact of our operations on regional communities, is overseen by the Sustainable Development Committee. The management of environmental issues at operational level is the responsibility of each operational director, who is supported by line management in the various regions. The environmental management function (EMF) in Harmony resides within the portfolio of risk management. Structures and reporting mechanisms have been put in place to ensure that the board is kept fully informed of environmental matters within the group.
The EMF has been structured to support operational goals. Primarily, this means it will ensure reasonable practicable compliance with legislation, and the promotion of environmental awareness. At a regional level, environmental management officers provide advice and support to the relevant operational management teams. Given the diversity of the environmental issues being dealt with, one of the environmental challenges facing the operations is to effectively access the diverse range of skills necessary to address environmental issues. Rehabilitation and mitigation capacity resides within the various operational functions, such as surface engineering, metallurgy, etc. Where specific capacity is lacking in-house, use is made of external consultants with appropriate specialist expertise. Operational personnel are assisted by the EMF to determine the scope of work and consultants are selected and employed as the need arises. Their selection is conducted in terms of the Harmony procurement policy. Regional environmental officers meet on a quarterly basis as part of a process to encourage networking, information sharing and joint problem-solving. Staff members are encouraged to develop their skills through on-the-job training and external opportunities such as conferences and short courses.
Environmental management at Harmony is guided by the environmental policy, by prevailing environmental laws and the Environmental Management Program Reports (EMPRs) developed by the Company for each operation, and approved by the Department of Minerals and Energy (DME) which are legally binding. We are not aware of any litigation, current or pending, against the Company in this regard. During the fiscal year 2005, we were issued with three directives from the Department of Water Affairs and Forestry (DWAF) related to the collection, removal and re-use or disposal of extraneous groundwater in the Klerksdorp, Orkney, Stilfontein and Hartebeestfontein (KOSH) area. This follows the liquidation of the DRDGOLD North West operations in this area and the subsequent liquidation of Stilfontein, which brought an end to their pumping activities and threatened to flood other mines in the area. We continue to comply with the requirements of these directives and are working with other mining companies – AngloGold Ashanti and DRDGOLD – and the various government departments – the DME, DWAF and the Department of Environment and Tourism (DEAT) – to address the fundamental question of liability for defunct operations. We also received a DWAF directive pertaining to the water management of the Western Mining Void water decant. We currently comply with the directive requirements except for the discharge quality criteria. We are in regular contact with DWAF in this regard and are currently minimizing the water discharge quantity by re-use in our metallurgical facilities. The water treatment plant is being upgraded to improve the discharge water quality to enable us to meet the prescribed water quality levels.
Environmental management systems (EMS) form the basis for the implementation of the environmental policy and monitoring compliance. All of the South African operations function within the requirements and conditions of the EMPRs that have been approved by the DME. These EMPRS contain specific as well as generic principles relating to environmental management during the operation of the mine. Closure objectives are set and closure plans formulated within the EMPR. The latter includes investigation of the potential for re-use of existing infrastructure, preparation of a rehabilitation plan, rehabilitation and vegetation of the affected area and post-closure monitoring. Conversion to new order mining rights in line with the MPRDA requires that mining companies report on the extent of compliance with their approved EMPRs. The EMPRs identify individual impacts, mitigation measures and rehabilitation requirements. These have been used as the basis for the development of a proprietary EMS, which is currently being tested, populated with information, and rolled out to the various operations. This proprietary EMS, which encompasses the principles of ISO 14000, is an electronic-based system. The proprietary EMS encompasses the following activities:
•	environmental inspection: general inspections are performed routinely and systematically with collected data entered into the system to enable follow up actions.

•	risk assessment: detailed and specific risk assessments are conduced to help identify deviations that may not have been otherwise anticipated.

•	stakeholder communication: all communication is managed and may result in action items for the organization for which the stakeholder will require follow up feedback. All such communication is logged.

•	monitoring: impact monitoring is focused on collecting and analyzing environmental data that may well result in follow up actions.

•	licenses/permits: all details relating to licenses or permits can be registered in the system.

•	major loss, incident and accident notification: when an incident occurs, initial information about the incident is recorded to trigger a notification process.
The bulk of the significant impacts at Harmony are historic, and are currently managed in terms of site-specific procedures or codes of practice. Any major operational changes will, in future, take cognizance of the Environmental Impact Assessment (EIA) process and adhere to the outcomes of such studies. Furthermore, the continued development of EMSs, with respect to site monitoring and risk assessment, will allow for the inclusion of specific evaluation criteria in the decision-making process. We have conducted internal compliance assessments on all of our EMPRs. Assessments and non-compliance areas are being addressed. The results of the compliance assessment has been included in the application for conversion to new order mining rights.
Harmony is considering the adoption of the international environmental standard ISO 14001. An external consultant has been engaged to assess the current degree of compliance by the operating units with the fundamental principles of ISO14001. Following this, a plan will be developed for the implementation of this standard.
In accordance with legislation, we have established six independent environmental rehabilitation trust funds to make adequate financial provision for the expected cost of environmental rehabilitation at mine closure and for the discharge of our obligations and contingency liability. Each operation estimates its expected environmental closure liability annually and this estimated amount is used to calculate the contributions to be made to the rehabilitation trust funds. The contributions are spread over the operational life-of-mine and contributions are made by each operation on an annual basis. Even though the various investments in the rehabilitation trust funds are pooled, each operational unit has its own account. The accumulated amount in the various South African rehabilitation trust funds as at year-end was R1.17 billion ($175 million), while the total rehabilitation liability was R1.39 billion ($208 million) .
The assets of each mine within each fund are ring-fenced and may not be used to cross-subsidize one another. Contributions to the various funds will continue to be made over the operations’ life-of-mine and each fund is expected to be fully-funded at the time of closure. Sudden and accidental pollution is covered under our public liability insurance policy. An Asset Management Committee was formed during the year. The aim of this committee is to co-ordinate the activities related to the disposal of assets and subsequent closure of redundant operational sites to an environmentally acceptable standard. The EMF is represented on the committee at senior management level. An important element of this committee’s work is to investigate alternative and appropriate land use, particularly in respect of those assets for which closure is being planned.

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
EMPRs have been prepared and submitted for all of Harmony’s South African operations. All of Harmony’s South African mining operations have permanent mining authorizations as required in terms of the previous Minerals Act. Harmony is currently in the process of converting these mining authorizations to mining licenses as required under the MPRDA. The application for the Evander Operations has been submitted. Harmony has already obtained certain licenses and does not anticipate any difficulties in this regard. Harmony meets with and intends to continue to meet on a regular basis with the relevant government departments to continue the information sharing process that it has with them and to ensure the environmental impact of Harmony’s mining operations are managed in accordance with applicable regulatory requirements and industry standards.
All water uses are now being licensed, and Harmony has submitted water-use registrations required by the National Water Act of 1998. Harmony has also developed water management plans for all of its South African operations. In addition, in response to concerns that water from the Western Basin, located at Harmony’s Randfontein operations, might reach the Sterkfontein caves, Harmony has initiated a study to evaluate the extent of this risk and has implemented measures to divert the water away from the Sterkfontein caves.
An environmental surveillance system has been implemented at slimes dams at Harmony’s operations to monitor dust generation and fall-out in residential and other areas. This will assist in future dust suppression and the design and measurement of rehabilitation programs.
Australia
Harmony’s Western Australian operations are subject to applicable environmental legislation, and also specific site conditions attaching to the mining tenements imposed by the Department of Industry and Resources, operating licenses issued by the Department of Environmental Protection, and water abstraction licenses issued by the Water and Rivers Commission.
As a result, Harmony must make provision for environmental rehabilitation whenever mining operations are conducted. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations. The total Australian rehabilitation liability was A$22.7 million ($17.3 million) at the end of fiscal 2005.
In Western Australia, rehabilitation obligations under the Mining Act are covered by environmental securities issued by Harmony, or by performance bonds issued by Harmony’s bankers. These bonds cannot be relinquished or cancelled without the approval of the Department of Industry and Resources. The amount of the bond is established prior to issuance of the tenement and commencement of operations, and generally is audited by the regional inspector. Thereafter, the amount is reviewed on an annual basis following the issuance by Harmony of an annual environmental report. As areas are successfully rehabilitated, the bond requirement is reduced.
Audits are generally conducted on a bi-annual basis by the Australian Department of Environmental Protection to determine compliance with the relevant operating license(s). There are no outstanding major non-compliance issues against Harmony’s licenses.
At each of its mines, Harmony has appointed a person dedicated to environmental matters who, in addition to organizing the implementation of the environmental management programs, monitors the impact of mining on the environment and responds to impacts that require specific attention outside of the normal program of environmental activities.
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

Health and Safety Matters
The Mine Health and Safety Act. For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and subsequently the former Minerals Act which was replaced by the Minerals and Petroleum Resources Development Act 28 of 2002. Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act No. 29 of 1996, which has subsequently been amended by Act 72 of 1997 or the Mine Health and Safety Act. The Mine Health and Safety Act was the result of intensive discussions and consultations between government, employers and employee representatives over an extended period of time, and came into force on January 15, 1997. The objectives of the Mine Health and Safety Act are:
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
HIV/AIDS Policy. Harmony currently estimates that the HIV/AIDS infection rate among Harmony’s South African workforce is approximately 30%, a figure which Harmony believes is consistent with the overall infection rate in South Africa. See Item 3. “Key Information – Risk Factors – HIV/AIDS poses risks to Harmony in terms of productivity and costs” and “Key Information – Risk Factors – The cost of occupational healthcare services may increase in the future.” Harmony is actively pursuing holistic HIV/AIDS awareness campaigns with its South African workforce and is also providing medical assistance and anti-retroviral treatment. Employees who decide to leave their place of work and return home for care are cared for at their homes through the TEBA home based care system, to which Harmony contributes. Harmony currently believes that the prevalence of HIV/AIDS-related diseases among its Australian workforce is not material to its Australian operations.
On September 19, 2003, Harmony entered into an agreement with the NUM, the South African Equity Workers Association and the United Association of South Africa in which Harmony and these labor unions agreed to implement initiatives aimed at reducing the spread of HIV infection among Harmony’s South African workforce and the surrounding communities, providing for the treatment and care of employees who are HIV-positive or suffering from HIV/AIDS-related diseases, and ensuring that the rights of employees living with HIV/AIDS are upheld in compliance with existing legislation. In connection with this agreement, Harmony is implementing the “Harmony Declares War Against HIV/AIDS” initiative, a comprehensive strategy to address HIV/AIDS at its South African operations and in surrounding communities. This initiative includes education programs to provide information about HIV/AIDS, sexually transmitted infections and pulmonary tuberculosis. Harmony also provides voluntary testing, counseling, psychotherapy and other support, as well as health care for affected and infected employees, including wellness clinics and treatment at company hospitals and medical stations. As has been its policy prior to the agreement, Harmony will not perform pre-employment HIV/AIDS testing or require testing for its employees, and will maintain the confidentiality of all employees’ or prospective employees’ medical information. The major amendment proposed to the agreement for fiscal 2006 is the extension of the program to include all other chronic manageable illnesses inclusive of pulmonary TB and sexually transmitted infections.

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
OVERVIEW
We conduct underground and surface gold mining and related activities, including exploration, processing, smelting, refining and beneficiation. Our operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. We are currently the third largest producer of gold in South Africa, producing some 30% of the country’s gold output, and the sixth largest gold producer in the world. Harmony’s gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 2.97 million ounces of gold in fiscal 2005. As at June 30, 2005, Harmony’s mining operations reported total proven and probable reserves of approximately 54.1 million ounces and in fiscal 2005, we processed approximately 25.7 million tons of ore.
We manage our operations on a shaft-by-shaft basis. During fiscal 2005, we categorized our South African operations into four groupings, as follows:
o	quality shafts, which are typically those with a larger reserve base and longer life, which form the core of the group’s production;

o	leveraged shafts, which are those that supplement production and provide the upside in the event of a positive swing in the Rand gold price;

o	growth shafts, which comprise the expansion projects established through existing infrastructure, as well as the three new mines we are building in South Africa; and

o	surface operations, which comprise the Kalgold opencast mine, all previously mined rock, whether waste or reef and any clean-up operations as well as plant and other infrastructure.

Quality Shafts	Leveraged Shafts	Growth Shafts	Surface Operations
Target	Bambanani	Elandsrand mine and	Kalgold
project
Tshepong	Joel	Doornkop mine and	Freegold
project
Masimong shaft complex	West Shaft	Phakisa project	Free State
Evander 5	St. Helena		Randfontein
Evander 7	Harmony 2		Target
Evander 8	Merriespruit 1
Cooke 1	Merriespruit 3
Cooke 2	Unisel
Cooke 3	Brand 3
Orkney 2
Orkney 4
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
Harmony’s significant accounting policies are described in more detail in note 2 to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in reporting Item 18. “Financial Statements.” Harmony’s management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Harmony’s management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact Harmony’s financial results and future financial performance.
Depreciation and amortization of mining assets
Depreciation and amortization expense is calculated using the units of production method and is based on Harmony’s current gold production as a percentage of total expected gold production over the lives of Harmony’s mines. A unit is considered to be produced for U.S. GAAP purposes at the time it is physically removed from the mine. The lives of the mines are estimated by Harmony’s geology department using proven and probable mineral reserves, as determined in accordance with the SEC’s Industry Guide Number 7. The resultant depreciation and amortization expense is then classified as inventory and subject to inventory valuation under U.S. GAAP.
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
Business combinations
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
Carrying value of goodwill
Harmony evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, Harmony compares the fair values of its reporting units to their carrying amounts. If the carrying value of a reporting unit were to exceed its fair value at the time of the evaluation, Harmony would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any shortfall would be charged to statements of operations. Assumptions underlying fair value estimates are subject to risks and uncertainties. If these assumptions change in future, we may need to record impairment charges on goodwill not previously recorded.
Impairment of long-lived assets
Harmony reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2005, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of $380 per ounce and South African and Australian dollar exchange rates of $1 = R7.53 and A$1 = $0.69, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
As discussed above under “Amortization of mining assets”, various factors could impact Harmony’s ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, gold prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.
During the years ended June 30, 2005, 2004 and 2003, write-downs of long-lived assets were $243.1 million, $3.1 million and $117.6 million, respectively. Material changes to any of these factors or assumptions discussed above could result in future impairment charges.
Hedging and financial derivatives
Harmony accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk – General.” The determination of the fair value of hedging instruments and financial derivatives, when marked to market, takes into account estimates such as projected commodity prices, interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives. These estimates may differ materially from actual commodity prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in Harmony’s earnings at the maturity dates of the hedging and financial derivatives.
Remediation obligations (asset retirement obligations)
Harmony’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which established a uniform methodology for accounting for estimated reclamation and abandonment cost. The Statement was adopted July 1, 2002 when we recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a cumulative effect of a change in accounting principles of $14.8 million. See Note 26 to the Consolidated Financial Statements. The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.
Prior to adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements. Such costs related to active mines were accrued and charged over the expected operating lives of the mines using the units of production method based on proven and probable reserves.
Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.
For more information regarding the environmental regulations applicable to Harmony’s operations, see Item 3. “Key Information – Risk Factors – Harmony’s operations are subject to extensive government regulations,”” and Item 3. “Key Information – Regulation – Environmental Matters.”
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
A significant proportion of the production at Randfontein was already hedged when it was acquired by Harmony. On April 12, 2002, Harmony announced that it had completed the process of closing out all of the Randfontein hedge contracts, including closing forward sales contracts and call options covering a total of approximately 490,000 ounces and forward purchases covering a total of 200,000 ounces.
In addition, a substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony and remains hedged. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (which include New Hampton and Hill 50), after which all of these hedge positions were normal purchase and sales agreements, under which Harmony had to deliver a specified quantity of gold at a future date in exchange for an agreed-upon price. During fiscal 2003, Harmony continued to reduce the hedge book of the Australian operations by delivering into the contracts as required and by closing out certain contracts prior to their delivery date. Forward sales contracts, call options sold and put options purchased covering a total of approximately 330,000 ounces were closed out prior to their delivery dates during fiscal 2003. During fiscal 2004, Harmony continued with its policy to reduce the hedge books inherited through the acquisition of the Australian operations by closing out further contracts totaling 500,000 ounces at a cost of approximately $15 million. In fiscal 2005, Harmony closed out all the gold lease rate agreements associated for the Australian hedge book and received approximately $350,000.
For accounting purposes, following the restructuring of the Australian operations hedge book during fiscal 2002, these commodity sales agreements qualified for the normal purchase, normal sales exception of SFAS No. 133 and were accounted for as such. However, following the early close of certain contracts during fiscal 2003, the remaining Australian operations hedge book has been determined to be speculative, and as such does not qualify for the normal purchase, normal sales exception of SFAS No. 133, and is being accounted for at fair value from that date, with changes in fair value reflected in the income statement.
Harmony intends to reduce the remaining hedge positions of the Australian operations gradually by either closing out of the agreements or by delivering gold pursuant to the relevant agreements.

There were no costs involved in the close out of the Australian hedge book in fiscal 2005. The cost to Harmony of closing out certain Australian operations hedge positions in fiscal 2004 and 2003 and Randfontein’s hedge positions in fiscal 2002 was approximately $15 million, $8.6 million and $22 million, before taxes, respectively. There was no cost to Harmony involved in closing New Hampton hedge positions in fiscal 2002. There was also no cost to Harmony involved in closing out Randfontein or New Hampton hedge positions in fiscal 2001.
In December 2001, in response to significant depreciation in the Rand and to protect itself against possible appreciation of the Rand against the US dollar, Harmony entered into Rand-US dollar currency forward exchange contracts intended to cover estimated revenues from the Free State operations’ planned production for calendar 2002. Harmony fixed the Rand-US dollar exchange rate for a total of $180 million at an average exchange rate of Rand 11.20 per US dollar. This measure, however, did not fully protect Harmony from sustained fluctuations in the value of the Rand relative to the US dollar as it only covered a limited amount, and expired on December 31, 2002. Harmony does not expect to renew or repeat such foreign currency hedging. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Sensitivity.”
Significant changes in the price of gold over a sustained period of time may lead Harmony to increase or decrease its production in the near-term.
Harmony’s Realized Gold Price
The average gold price in US dollars received by Harmony generally declined from fiscal 1999 through the quarter ended December 31, 2001, but has generally increased since then. In fiscal 2005, the average gold price in US dollars received by Harmony was $427 per ounce. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.”
The following table sets out the average, the high and the low London Bullion Market price of gold and Harmony’s average US dollar sales price during the past three fiscal years:

	Fiscal year ended June 30
	2005	2004	2003
($/oz)
Average	422	389	333
High	454	427	382
Low	387	343	302
Harmony’s average sales price [1]	427	385	330

[1]	Harmony’s average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.
COSTS
Harmony’s cash costs and expenses typically make up over 80% of its total costs. The remainder of Harmony’s total costs consists primarily of exploration and new business costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Harmony’s cash costs consist primarily of production costs. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of Harmony’s production costs. Harmony reduced its overall cash costs from approximately $305 per ounce in fiscal 1998 to approximately $196 in fiscal 2002 but they increased to $253 per ounce in fiscal 2003 and to $412 per ounce in fiscal 2005, as a result of the strengthening of the Rand.
Harmony’s costs are very sensitive to the Rand-US dollar exchange rate. The South African Rand appreciated significantly against the US dollar in fiscal 2004. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” Appreciation of the Rand against the US dollar increases working costs at Harmony’s South African operations when those costs are translated into US dollars. See Item 3. “Key Information – Risk Factors – Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
Reconciliation of non-GAAP measures
Total cash costs and total cash costs per ounce are non-GAAP measures.

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
Harmony has calculated total cash costs and total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories and ore stockpiles and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination cost is included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar and, in the case of the Australian operations, the Australian dollar. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance calculated in accordance with U.S. GAAP. In particular, depreciation and amortization would be included in a measure of total costs of producing gold under U.S. GAAP, but is not included in the guidance provided by the Gold Institute. In addition, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, total production cost under U.S. GAAP:

	2005	2004	2003
	$’000	$’000	$’000
Production costs per financial statements	1,217,561	1,172,483	601,143
Deferred stripping costs	15,362	(4,119)	(1,397)
Total cash costs for per ounce calculation – using Gold Institute guidance	1,232,923	1,168,364	599,746
Depreciation and amortization (excluding depreciation on non-mining assets)	110,826	100,943	56,752
Other items to be included in GAAP measure	16,155	(3,646)	(1,081)
Total production cost for per ounce calculation – under U.S. GAAP	1,359,904	1,265,661	655,417
Per ounce calculation:

Ounces sold	2,965,265	3,225,187	2,366,116
Total cash cost per ounce – using Gold Institute guidance	416	362	253
Total production cost per ounce – under U.S. GAAP	459	392	277

[1]	Includes corporate costs and decrease in rehabilitation cost.
Within this disclosure document, Harmony’s discussion and analysis is focused on the total cash costs measure as defined by the Gold Institute.
Harmony’s total cash costs also reflect movement in deferred stripping ratios for open pit mines. Harmony defers the cost of stripping when the actual stripping ratio exceeds the expected average stripping ratio over the life of mine. The actual stripping ratio is calculated as the ratio of overburden tons (tons that need to be removed to access ore) to tons of ore mined for the period. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is equal to or less than the expected average stripping ratio over the life of the mine. Expected average stripping ratios over the lives of mines are recalculated annually in light of additional knowledge and changes in estimates, including changes to the expected lives of mines. Each ratio is calculated as the ratio of (i) the total overburden tons deferred at the calculation date and future anticipated overburden tons to (ii) the anticipated future ore to be mined. Changes in Harmony’s ore reserve statement and mine plan, which will include changes in future ore and overburden tons, will result in changes to the expected average stripping ratio over the life of the mine, which will impact the amounts deferred or charged. In Australia, due to pits’ short life, development of open pits are capitalized until the first ore is mined after which it is expensed. See Item 3. “Key information – Risk Factors – Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.” If the expected average stripping ratio over the life of a mine is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount will be charged. The opposite is true when the expected average stripping ratio over the life of a mine is revised downwards. These changes would impact on earnings accordingly.
Harmony intends that its deferred stripping calculation should achieve a match between the cost of mining overburden tons to the tons of ore expected to be accessed by removing overburden, by applying the expected average stripping ratio over the life of a mine. Consequently, any changes made to the deferred stripping ratio will have an impact on total cash costs.
Deferred stripping costs are capitalized and released over the Life of Mine. The balance of the deferred stripping assets at June 30, 2005 was $1.5 million, and is not expected to significantly affect the income statement in the future.
While recognizing the importance of reducing cash costs, Harmony’s chief focus is on controlling and, where possible, reducing total costs, including overhead costs. Harmony aims to control total unit costs per ounce produced by maintaining its low total cost structure at its existing operations and implementing this low-cost structure at the new mining operations it acquires. Harmony has been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. See Item 4. “Information on the Company – Business – Strategy.” Harmony has reduced its costs by flattening the management structure at its operating units by removing excess layers of management. Harmony’s ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control. The acquisition of higher grade reserves and the effect of the implementation of the ore reserve management system have increased the underground recovery grade from Harmony’s South African operations (excluding Free Gold in fiscal 2003 and the first quarter of 2004) from 0.123 ounces per ton in fiscal 1998 to 0.165 ounces per ton in fiscal 2005.
EXCHANGE RATES
Harmony’s revenues and costs are very sensitive to the Rand-US dollar exchange rate. Currently, the majority of Harmony’s earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in US dollars, however, most of Harmony’s revenues are received in US dollars. The average gold price received by Harmony during fiscal 2005 increased $42 per ounce to $427 per ounce from $385 per ounce during fiscal 2004, but due to the strength of the Rand, Harmony’s overall cash costs increased at a higher rate than the level of increase in the gold price received.
Appreciation of the Rand against the US dollar increases working costs at Harmony’s South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from Harmony’s South African operations. Accordingly, strength in the Rand generally results in poorer Rand earnings for Harmony.
The exchange rates obtained when converting US dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The South African Rand depreciated significantly against the US dollar in calendar 2001 and during the first quarter of calendar 2002. The Rand subsequently appreciated significantly against the US dollar during the period from April 1, 2002 through December, 2004 to Rand 5.58 per US$1.00. Subsequent to December, 2004 the Rand has depreciated marginally against the US dollar. The conversion rate for balance sheet items as at June 30, 2005 is Rand 6.667 per US$1.00, except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 6.228 per US$1.00 for balance sheet items as at June 30, 2004, reflecting a depreciation of 7% of the Rand against the US dollar when compared with June 30, 2004. Income statement items were converted at the average exchange rate for the fiscal 2005 (Rand 6.182 per US$1.00), reflecting an appreciation of 10% of the Rand against the US dollar when compared with fiscal 2004. This appreciation of the Rand against the US dollar caused a significant increase in Harmony’s working costs translated into US dollars, which served to decrease operating margins and net income reflected in Harmony’s consolidated income statement for fiscal 2005. Depreciation of the Rand against the US dollar would cause a decrease in Harmony’s costs in US dollar terms. See Item 3. “Key Information – Risk Factors – Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
INFLATION
Harmony’s operations have been materially impacted by inflation in recent years. Because Harmony’s costs are primarily in Rand and Harmony generally sells its gold in US dollars, movements in the Rand – US dollar exchange rate may further influence the impact of inflation on Harmony’s profits. To the extent the Rand depreciates against the US dollar, this depreciation may offset the impact of inflation. However, in fact this was not the case in fiscal 2004 where the Rand appreciated against the US dollar significantly.
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
RESULTS OF OPERATIONS
Years ended June 30, 2005 and 2004
Revenues
Revenue increased $24.9 million, or 2%, from $1,240.3 million in fiscal 2004 to $1,265.2 million in fiscal 2005. This increase was attributable primarily to the higher average sales price of gold received by Harmony, $427 per ounce in fiscal 2005 compared to $385 per ounce in fiscal 2004, and the inclusion of Avgold for the whole fiscal year, representing $70.0 million of the increase. This increase was, however, offset by a reduction in ounces sold at most operations due to lower production.
Harmony’s gold sales decreased 259,922 ounces, or 8% from 3,225,187 ounces in fiscal 2004 to 2,965,265 ounces in fiscal 2005. Ounces produced at the Masimong complex decreased by 74,323 ounces, or 32%, as a result of lower tonnage due to underground fires, machinery breakdowns and various strike actions during the fiscal year. The grade recovered was also lower, negatively impacting on the ounces produced.
At Evander 2, ounces produced decreased by 37,408 ounces, or 43% as a result of lower tonnage due to the decision to downscale and combine the shaft with Evander 5. A lower grade recovered also resulted in the lower production. The decision to place Evander 9 on care and maintenance resulted in a decrease of 20,867 ounces. Evander 7 and 8 produced an additional 37,504 ounces and 42,423 ounces, respectively in fiscal 2005. This was due to a significantly higher recovery grade due to mining higher grade areas.
Staggered initial implementation of CONOPS and the planned reduction of operations in terms of the restructuring process at Cooke 1 resulted in a decrease of 25,067 ounces, or 24%, due to the lower tons milled and the significantly lower recovered grade. A reduction of 36,320 ounces at Cooke 2 was also due to staggered initial implementation of CONOPS and the planned reduction of operations in terms of the restructuring process. An increase in the recovered grade was not sufficient to counter the decrease in tons milled, which resulted in the lower ounces recovered.
Elandsrand produced 43,210 ounces less in fiscal 2005 than in fiscal 2004. This was due to the cessation of mining of loss-making panels and the continued lack of flexibility, which resulted in lower tonnage in fiscal 2005 when compared to fiscal 2004. A significant increase in the recovery grade due to the mining of higher grade areas in the new mine was not sufficient to counter the low tons milled.
Mining operations were discontinued at Deelkraal in June 2004, resulting in a decrease of 65,843 ounces in fiscal 2005.

Despite its results being included for the full year as opposed to nine months in fiscal 2004, ounces produced decreased at St. Helena by 22,344 ounces. This was due to the decision to place the shaft on care and maintenance.
The decrease in ounces produced was partially offset by the inclusion of Avgold for the whole year, resulting in an increase of 156,413 ounces.
Also, an increase of 25,439 ounces was produced at Kalgold due to an increase in tons milled as a result of increased plant efficiency and performance at full operation. A slight increase in the recovery grade also impacted on the ounces produced.
Costs
The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2005 and fiscal 2004:

	Year ended		Year ended		Percentage
	June 30, 2005		June 30, 2004 [1]		increase in
	(oz)	($/oz)	(oz)	($/oz)	cash costs
SOUTH AFRICA
Free State operations
Quality ounces
Masimong	159,981	452	234,307	326	39
Leveraged ounces
Harmony 2	68,547	490	87,472	368	33
Merriespruit 1	45,559	539	59,062	410	31
Merriespruit 3	54,690	465	76,956	422	10
Unisel	65,011	541	91,020	408	33
Brand 3	46,299	522	59,558	403	30
Brand 5	33	64,242	19,262	692	9,184
Saaiplaas 3	2,541	1,901	26,783	503	278
Surface	9,542	348	26,732	347	—

Evander operations
Quality ounces
Evander 2	48,764	635	86,172	376	69
Evander 5	47,093	411	48,103	335	23
Evander 7	130,009	284	92,505	356	(20)
Evander 8	151,936	304	109,513	363	(16)
Leveraged ounces
Evander 9	2,573	1,168	23,440	386	203
Surface	—	—	1,961	253	—

Randfontein operations
Quality ounces
Cooke 1	79,101	426	104,168	304	40
Cooke 2	54,441	488	90,761	377	29
Cooke 3	116,300	435	134,003	374	16
Growth projects
Doornkop	52,695	512	65,234	353	45
Surface	33,397	423	18,872	349	21

Elandskraal operations
Growth projects
Elandsrand	207,371	478	250,581	402	19
Leveraged ounces
Deelkraal	2,284	313	68,127	555	(44)
Surface	—	—	5,301	498	—

Freegold operations
Quality ounces
Tshepong	380,695	309	287,771	359	(14)

	Year ended		Year ended		Percentage
	June 30, 2005		June 30, 2004 [1]		increase in
	(oz)	($/oz)	(oz)	($/oz)	cash costs
Growth projects
Phakisa	—	—	—	—	—
Leveraged ounces
Bambanani	197,535	464	213,730	481	94)
Joel	64,464	487	50,590	5179	(6)
Eland	26,782	500	37,337	656	(24)
Kudu/Sable	25,175	750	29,347	548	37
West Shaft	28,165	462	26,565	437	6
Nyala	23,503	748	8,891	4578	64
St. Helena	29,965	837	52,309	600	40
Surface	36,420	424	49,262	487	(913)

ARMgold operations
Leveraged ounces
Orkney 1	—	—	322	602	—
Orkney 2	78,449	420	81,434	330	27
Orkney 3	—	—	11,413	564	—
Orkney 4	76,971	396	67,931	298	33
Orkney 6	—	—	11,060	486	—
Orkney 7	—	—	4,533	435	—
Welkom 1	2,734	587	19,226	517	14
Welkom 2	—	—	1,350	405	—
Welkom 3	—	—	1,511	385	—
Welkom 4	—	—	3,922	381	—
Welkom 6	—	—	2,411	371	—
Welkom 7	—	—	9,902	360	—

Avgold operations
Quality ounces
Target	209,847	273	53,434	215	27
Surface	1,350	346	—	—	—

Kalgold operations
Surface	108,195	373	82,756	345	8

AUSTRALASIA
Mt. Magnet	181,233	336	173,228	336	—
South Kal	115,615	340	120,532	322	6
Papua New Guinea	—	—	—	—	—
Other entities	—	—	44,528	302	—

Total	2,965,265		3,225,187
Weighted average		412		362	14

[1]	Includes nine months of production from Free Gold and ARMgold and two months from production from Avgold’s Target operations
Harmony’s weighted average cash costs increased by $50 per ounce, or 13.8%, from $362 per ounce in fiscal 2004 to $412 per ounce in fiscal 2005. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in US dollars per ounce in fiscal 2005 was attributable primarily to the appreciation of the Rand against the US dollar. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” Cash costs per ounce in US dollars were also negatively impacted by increases in the costs of labor and supplies at Harmony’s South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
At Masimong, cash costs increased by 39%, from $326 per ounce in fiscal 2004 to $452 per ounce in fiscal 2005. This was due to higher labor costs as a result of the delayed restructuring at No. 4 shaft. A lower grade also negatively impacted on the cost per ounce.

Brand 5 was placed on care and maintenance during fiscal 2005 and as a result the cash costs increased from $692 per ounce to $64,242 per ounce.
Pillar extraction is being conducted at Saaiplaas 3, and this costly form of mining resulted in an increase in cash costs from $503 per ounce in fiscal 2004 to $1,901 per ounce in fiscal 2005.
Cash costs increased at Evander 2 from $376 per ounce in fiscal 2004 to $635 in fiscal 2005. This was due to a lower output as well as lower recovered grade.
At Evander 7 and 8, cash costs decreased in US dollar terms by 20% and 16% to $284 and $304 respectively. This was due to a significant increase in grade recovered due to improved production efficiencies, and partially to an increase in tonnage at Evander 8.
Due to the shaft being placed on care and maintenance, cash costs at Evander 9 increased from $386 per ounce in fiscal 2004 to $1,168 per ounce in fiscal 2005.
Lower production due to a change in the mining mix (move from conventional to pillar mining, which is more costly) and seismicity resulted in an increase in the cash per ounce at Cooke 1, from $304 per ounce in fiscal 2004 to $426 per ounce in fiscal 2005.
At Cooke 2, the costs involved in the initial implementation of CONOPS as well as the lower production due to the restructuring resulted in an increase of the cash costs from $377 per ounce in fiscal 2004 to $488 per ounce in fiscal 2005.
Lower tonnage as well as a lower recovery grade at Doornkop resulted in an increase in cash costs from $353 per ounce in fiscal 2004 to $512 per ounce in fiscal 2005.
Underground mining at Deelkraal was stopped during June 2004, due to the lower gold price in Rand terms. Since then vamping and reclamation operations have been ongoing. This resulted in the decrease of $242, or 43.6%, in cash costs.
Operations were ceased at Eland during fiscal 2005, resulting in a decrease in the cash costs from $656 per ounce in fiscal 2004 to $500 per ounce in fiscal 2005.
Cash costs at Kudu/Sable were negatively impacted by lower production, lower recovery grade as well as static fixed costs, resulting in an increase of 37% from $548 per ounce in fiscal 2004 to $750 per ounce in fiscal 2005.
Cash costs at Nyala increased from $457 per ounce in fiscal 2004 to $748 per ounce in fiscal 2005 as a result of the costs involved in starting up the shaft. This led to the shaft being closed during March 2005.
Lower tonnage as a result of Shaft 4 at St. Helena being placed on care and maintenance during fiscal 2005 as well as a lower recovered grade at St. Helena resulted in an increase in the cash costs from $600 per ounce in fiscal 2004 to $837 per ounce in fiscal 2005.
Cash costs at Target increased by 27% from $215 per ounce in fiscal 2004 to $273 per ounce in fiscal 2005. This was as a result of the reduction in recovery grade.
Depreciation and amortization
Depreciation and amortization charges increased $13.5 million, or 12.9%, from $104.0 million in fiscal 2004 to $117.5 million in fiscal 2005. This increase was attributable primarily to the appreciation of the Rand against the US dollar, which increased the depreciation charges for the South African operations, as well as the inclusion of Avgold for the full year, which contributed $12.6 million to the increase. Also contributing to the increase were increases at the following shafts and surface operations due to a decrease in the reserves resulting in accelerated depreciation: Cooke 1 ($3.3 million), Cooke 2 ($0.8 million), Doornkop ($1.2 million), Kalgold ($1.1 million). The inclusion for a full year as opposed to nine months in 2004 as well as a decrease in its reserves resulted in an increase of $5.5 million at Tshepong shaft. Decreased production at the following shafts resulted in a decrease during fiscal 2005: Masimong complex ($0.8 million), Unisel ($0.6 million), Evander 2 ($0.7 million), Cooke 3 ($1.4 million), Deelkraal ($1.4 million), St. Helena ($0.9 million), Orkney 2 ($1.0 million), Orkney 4 ($1.1 million). Also contributing to the decrease was a decrease of $7.1 million in the charge for Australia for fiscal 2005.

Impairment of assets
Impairment charges increased from $3.1 million in fiscal 2004 to $243.1 million in fiscal 2005. The life of mine plans for the South African operations were revised and adjusted for expected gold production as well as working costs. These plans did not support the carrying value of some of the operations on an undiscounted cash flow basis. As a result, impairments were recorded at the following shafts: Masimong complex ($15.9 million), Unisel ($8.9 million), Brand 5($3.1 million), Saaiplaas 3 ($0.3 million), Free State surface ($13.8 million), Evander 2 ($7.8 million), Evander 5 ($7.5 million), Joel ($2.1 million), Kudu/Sable ($6.5 million), Nyala ($16.6 million), St. Helena ($20.5 million), Freegold surface ($6.9 million), ARMgold ($0.5 million), Kalgold ($12.4 million). Impairments were also recorded at Mt Magnet ($51.8 million), South Kalgoorlie ($36.4 million) and other entities in Australia ($32.1 million) as a result of management writing down amounts that had been previously capitalized as undeveloped properties, for which they do not expect any future financial benefit, as well as a review performed on the life of mine plans, adjusting for expected gold production as well as working costs.
The impairment for fiscal 2004 was attributable to the depletion of open pit reserves through mining activities in the current year at the South Kalgoorlie operation in Australia. Despite continued exploration around the South Kalgoorlie area in the year, the mine reserves from the open pits were not replaced, which negatively impacted on ore reserves declared at the end of the fiscal year.
Employment termination costs
Employment termination costs increased $41.5 million, or 131%, from $31.7 million in fiscal 2004 to $73.2 million in fiscal 2005. During March 2005, the Company announced that it had commenced a final restructuring process in the Free State region. This affected the Free State, Free Gold, ARMgold and Avgold operations. The Company also announced the decision to downscale certain shafts and this was communicated to the unions by June 30, 2005. A provision for this process was raised at year end. The increase can be primarily attributed to increases in costs at the Free State (increase of $11.8 million), Randfontein and Elandskraal ($8.5 million) and Free Gold (increase of $21.3 million) operations.
Care and maintenance cost of restructured shafts
The charge for the care and maintenance cost of restructured shafts increased from $nil in fiscal 2004 to $29.9 million in fiscal 2005. This resulted from excess labor costs relating to employees who did not work or contribute to production and whose employment could not be terminated. The negotiations for the termination were concluded by the fiscal year end.
Corporate expenditure, exploration expenditure and marketing and new business expenditure
Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $2.4 million, or 6%, from $42.5 million in fiscal 2004 to $44.9 million in fiscal 2005. This increase was due primarily to increased corporate expenditures following Harmony’s bid for Gold Fields ($2.9 million) and the commencement of a project to ensure compliance with Sarbanes Oxley requirements ($2.1 million). In fiscal 2005, the exploration expenditure decreased by $4.1 million, primarily due to the sale of the Kalplats project as well as Papua New Guinea moving into the capitalization phase. See Item 4. “Information on the Company – Business – Exploration.”
Share-based compensation
Harmony adopted SFAS No. 123 on July 1, 2002. SFAS No. 123 requires that all share options granted subsequent to that date be fair valued, and that the fair value be recognized as share-based compensation expense over the options vesting period.
Share-based compensation expenses increased by $7.2 million, or 100.9%, from $7.1 million in fiscal 2004 to $14.3 million in fiscal 2005. New options were granted during the year, on August 10, 2004 as well as April 26, 2005. The charge in fiscal 2005 relates to the amortization of the fair value of these 2005 options as well as the 2003 and 2001 options The charge in fiscal 2004 relates to the amortization of the fair value of 2003 and 2001 option grants for Harmony and its subsidiary Abelle.
Decrease in rehabilitation costs
As from July 1, 2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. The decrease in rehabilitation costs in fiscal 2005 relates primarily to decreases in rehabilitation liability at operations in excess of associated capitalized rehabilitation costs (net of accumulated depreciation). The decrease in the rehabilitation liability arose because of increases in the Life of Mine, which resulted in a decrease in the present value of the liability The gain recognized as a result of the decrease in rehabilitation liabilities in both years was partially offset by certain expenses that were paid in cash of $1.0 million in fiscal 2005 and $1.6 million in fiscal 2004, respectively.
Provision for former employees’ post-retirement benefits
Harmony provides for amounts due under its former employees’ post-retirement benefits. In fiscal 2005, Harmony provided $9.1 million for these benefits compared with $nil million in fiscal 2004, based on updated actuarial valuations performed in fiscal 2005.
Dividends received
Dividend income increased from $0.5 million in fiscal 2004 to $2.8 million in fiscal 2005 as a result of dividends received from Gold Fields.
Loss on financial instruments
The loss on financial instruments in fiscal 2005 was $17.7 million, as compared with a loss in fiscal 2004 of $32.4 million. The loss relates mainly to the change in the derivative financial liability recorded as a result of the ARM Empowerment Trust transaction as well as to the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of New Hampton, Hill 50 and Avgold. The amount comprises a loss of $20.4 million on the ARM Empowerment Trust derivative, a gain of $8.9 million on the Australian derivatives and a loss of $6.2 million on derivatives held by Avgold. The loss in fiscal 2004 relates to the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of New Hampton, Hill 50 and Avgold.
(Loss)/profit on sale of other assets and listed investments
Harmony recorded a loss of $93.5 million on the sale of other assets and listed investments in fiscal 2005 as compared with a profit of $4.9 million in fiscal 2004. The loss in fiscal 2005 comprises a loss of $38.2 million on the sale of the investment in ARM as well as a loss of $60.2 million on the sale of the investment in Gold Fields. These losses were partially offset by a gain of $4.9 million on the sale of the investment in Bendigo. During the period that the investment in Bendigo was held by Harmony, an amount of $1.9 million for impairment of investment in associate was taken to the income statement. Therefore the net amount taken to the income statement was positive $3.0 million. The profit in fiscal 2004 arose as a result of the disposal of its investments in High River for $3.1 million, Midas Resources for $0.01 million and Legend Mining for $1.7 million.
Impairment of listed investments
Harmony recorded an impairment of its investment in ARM amounting to $63.2 million in fiscal 2005. Prior to the disposal of the ARM shares to the ARM Empowerment Trust, the market value of ARM shares decreased significantly below cost at which it was acquired. Harmony determined that this decrease was “other-than-temporary” and recorded the unrealized loss as an impairment of listed investment in consolidated statements of operations. See Item 7. “Related Party Transactions” for a discussion of the accounting treatment of the investment subsequent to its transfer to the ARM Empowerment Trust.
Profit on sale and loss on dilution of investment in associates
Profit on sale of investments in associates decreased to $nil in fiscal 2005 from $77.6 million in fiscal 2004. The amount in fiscal 2004 is attributable to the disposal of Harmony’s investment in Highland Gold Limited on October 14, 2003 for $119.7 million. The investment was acquired at a cost of $38.8 million and Harmony equity accounted for the earnings from Highland Gold, resulting in a profit of $77.6 million.
Loss of dilution of investments decreased from $12.5 million in fiscal 2004 to $nil in fiscal 2005. The charge in fiscal 2004 is attributable to the dilution of Harmony’s investment in ARM. Harmony and ARMgold purchased the investment in ARM through a joint venture, Clidet 454 (Proprietary) Limited for $230 million. Since the acquisition Harmony has equity accounted for the earnings of ARM. The carrying value of the investment was $260.9 million at April 30, 2004 before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony’s interest in ARM was diluted from 34.5% to 19.0%, resulting in a loss of $12.5 million on the dilution.
(Loss)/profit on sale of subsidiary
A loss of $0.1 million was recorded during fiscal 2005 on the sale of subsidiaries, compared to the profit on sale of subsidiaries of $0.1 million in fiscal 2004. The loss in fiscal 2005 results from the disposal of the entire shareholding of Future, which had a net asset value of $1.4 million, for $0.17 million, resulting in a loss of $1.4 million. This loss was partially offset by profits on the sale of NACS ($0.1 million) and Ubuntu ($1.1 million). The entire shareholding of NACS, which had a net asset value of $0.1 million, was sold for $0.2 million. Ubuntu’s entire shareholding was sold for $0.1 million. The net asset value was a negative $1.0 million. The profit in fiscal 2004 is attributable to the profit on the disposal of Harmony’s investment in Harmony Gold (Canada) Incorporated (“Bissett”) for C$7.6 million ($5.6 million). Harmony disposed of the entire share capital of Bissett in exchange for 5 million ordinary shares in San Gold, 5,714,285 ordinary shares in Gold City and the balance of $2.6 million in cash. The net asset value of Bisset was $5.5 million, resulting in a profit of $0.1 million.
Interest received
Interest received decreased from $28.0 million in fiscal 2004 to $21.4 million in fiscal 2005. This decrease was attributable primarily to the decrease in interest earned on bank and call accounts due to lower balances through the year as well as a decrease in the interest rate.
Interest paid
Harmony paid $65.1 million in interest during fiscal 2005 compared to $64.3 million during fiscal 2004. A portion of this increase was due to the interest of $0.8 million on the short-term borrowings for Avgold being included for the full year. Also contributing to the increase is the interest relating to the ARM Empowerment Trust transaction ($2.6 million). An amount of $4.1 million relating to the time value of money portion of the rehabilitation costs was included in the interest paid in fiscal 2005, being a decrease of $3.3 million from fiscal 2004.
Other (expenses)/income
Other income decreased by $17.9 million, from a positive $14.2 million in fiscal 2004 to a negative $3.7 million in fiscal 2005. The decrease is due to the increase in bad debts of $6.0 million and the increase of $6.7 million in the net expenses in fiscal 2005. Also contributing was the decrease in the profit on sale of mining assets, with a decrease of $9.8 million in fiscal 2005, from $22.3 million in fiscal 2004 to $12.5 million in fiscal 2005.
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
The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2005, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 36% for mining income and 29% for non-mining income if the STC exemption election was not made. In 2004, the tax rates for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. The change of the tax rate was enacted during March 2005. In 1993, Harmony elected to pay the STC tax. All of Harmony’s South African subsidiaries, excluding Avgold, elected the STC exemption. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax.

Income and mining tax	2005	2004
Effective tax rate expense	15%	56%
The effective tax rate for fiscal 2005 was lower than the statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The most significant reason for the decrease in the effective tax rate in fiscal 2005 was related to the further reduction in profitability from fiscal 2004 as well as reduction in estimated life of mines which resulted in lower assumed future tax rates, thus resulting in a reversal of deferred tax into current tax expense.
Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Harmony’s Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Ongoing business, mining, exploration and rehabilitation costs incurred each year are fully deductible. The cost of plant and capital mining expenditure may be depreciated and deducted over its effective life.

The Australian legislature has introduced a Tax Consolidations Regime, under which from July 1, 2003, Harmony Gold Australia Pty Ltd and its wholly owned Australian subsidiary companies are recognised and taxed as a single entity. Under the consolidations rules all of the Australian subsidiary companies are treated as divisions of Harmony Gold Australia. As a result all inter company transactions between group members are ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and to utilize all tax losses incurred by each company in the group.
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
The effective tax rate for fiscal 2003 was lower than the estimated statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The lower effective tax rate is primarily due to the exclusion of the equity income of Free Gold which decreases the Company’s effective tax rate expense and the five percent of total mining revenue excluded from the Company’s taxable income.
The increase in the effective tax rate expense of 30.1% to 56% in fiscal 2004 from 25.9% fiscal 2003, was as a result of capital losses on which no deferred tax was provided for, resulting in the inflated tax rate.
Papua New Guinea. Harmony is in the process of developing the Hidden Valley Project in Papua New Guinea. We are also reviewing other potential projects and carrying out extensive exploration.
Papua New Guinea mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. Tax losses are generally quarantined and cannot be transferred between projects.
Papua New Guinea mining companies are taxed at a rate of tax of 30%.
Capital development and exploration expenditure incurred in Papua New Guinea is capitalised for tax purposes and can be generally deducted at 25% per annum on a diminishing value basis against project income.
Papua New Guinea imposes dividend withholding tax of 10% on dividends paid by Papua New Guinea mining operations to non residents. Although Papua New Guinea also imposes interest withholding tax on interest off shore, Papua New Guinea mining operations may qualify for an exemption.
Minority interests
Minority interests were $nil in fiscal 2005 compared to $1.3 million in fiscal 2004. The minority interest in fiscal 2004 reflects the 13% minority shareholders’ interest in the results of Abelle up to the date that Abelle became a wholly-owned subsidiary, as well as the 46.5% outside shareholders’ interest in the results of Avgold from May 3, 2004 until May 24, 2004, when Avgold became a wholly-owned subsidiary.
Equity income of joint venture
Equity income of joint venture decreased to $nil in fiscal 2005 from $7.9 million in fiscal 2004. The decrease arose due to Free Gold and Clidet becoming wholly-owned subsidiaries as of September 22, 2003 after the merger of Harmony and ARMgold. Therefore, the equity income of joint ventures is for three months of fiscal 2004.
Equity profit / (loss) of associate companies
Equity profit/(loss) of associate companies was decreased from a profit of $2.0 million in fiscal 2004 to $nil in fiscal 2005. The profit in fiscal 2004 is primarily attributable to Harmony’s proportionate share of profits in Highland Gold ($1.2 million) and ARM ($6.0 million) and costs in Avgold ($1.6 million) and Bendigo ($3.6 million). The costs in Bendigo relate to exploration expenditure.

Impairment of investment in associate
The impairment of investment in associate decreased from $2.0 million in fiscal 2004 to $nil in fiscal 2005. The charge in fiscal 2004 is due to a decrease in the carrying value of Bendigo. At the time of its investment in Bendigo during fiscal 2002, Bendigo’s shares were trading at A$2.90 per share on the Australian stock exchange. During fiscal 2004, the share price decreased to A$0.88 per share, which is below the carrying value of the investment in Harmony’s records, resulting in an impairment of $2.0 million to reflect the current value of the investment of $19.9 million.
(Loss) / income before cumulative effect of change in accounting principle
Loss before cumulative effect of change in accounting principle was $616.5 million in fiscal 2005 compared with the loss of $31.4 million in fiscal 2004. This decrease was primarily attributable to the appreciation of the Rand against the US dollar, as well as to the factors described above.
Cumulative effect of change in accounting principle, net of tax
There was no charge for the cumulative effect of change in accounting principle.
Net(Loss) Income
Net loss was $616.5 million in fiscal 2005 compared with the loss of $31.4 million in fiscal 2004. This decrease is attributed primarily to the appreciation of the Rand against the U.S. dollar, as well as to the factors described above.
Years ended June 30, 2004 and 2003
Revenues
Revenue increased $458.5 million, or 58.6%, from $781.8 million in fiscal 2003 to $1,240.3 million in fiscal 2004. This increase was attributable primarily to the higher average sales price of gold received by Harmony, $385 per ounce in fiscal 2004 compared to $330 per ounce in fiscal 2003, and the inclusion of Free Gold and ARMgold for nine months, representing $392.1 million of the increase and Avgold for two months representing $19.9 million of the increase.
Harmony’s gold sales increased 859,071 ounces, or 36% from 2,366,116 ounces in fiscal 2003 to 3,225,187 ounces in fiscal 2004. This increase in sales was primarily due to the inclusion of sales from Free Gold and ARMgold for nine months (755,800 ounces and 215,015 ounces, respectively), as well as the inclusion of sales from Avgold’s Target operations for two months (53,434 ounces).
At the Masimong complex, ounces produced increased by 30.4%, or 54,675 ounces, as a result of increased production from the complex and the significant increase in the recovered grade.
Brand 5 produced 32,434 ounces less in fiscal 2004 than in fiscal 2003. This was due to a decrease in tons as a result of downscaling in preparation for the placement of the shaft on care and maintenance.
At Cooke 1, ounces produced during fiscal 2004 decreased by 16,651 ounces when compared with fiscal 2003. This was due to restructuring as well as a change in the mining mix, with the pillar mining being conducted not allowing for high volumes. Production at Cooke 2 was affected by the reduction of tons milled in line with the restructuring, resulting in a decrease of 25,878 ounces in fiscal 2004. A significant decrease in the recovery grade also impacted on the ounces produced. Cooke 3 produced fewer ounces in fiscal 2004 as a result of lower tons mined. This, together with a reduced recovery grade, resulted in a decrease of 17,550 ounces when compared with fiscal 2003.
At Elandsrand, a decrease of 13,944 ounces in fiscal 2004 was as a result of lower tonnage and recovery grade due to problems experienced with the orepass system, which resulted in waste rock diluting the recovery grade and reduced flexibility in the old mine area.
Deelkraal produced 14,624 ounces less in fiscal 2004 than in fiscal 2003 as a result of fewer tons milled in preparation for the closure of the shaft. A lower recovery grade also contributed to this decrease.
Decreased sales at the Australian operations (171,366 ounces) due primarily to the closure of operations at Big Bell, as well as the lower recovery grade at Mt. Magnet and lower tonnage at South Kalgoorlie, also contributed to the partial offset of the increase in ounces.

Costs
The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2004 and fiscal 2003:

	Year ended		Year ended		Percentage
	June 30, 2004 [1]		June 30, 2003 [2]		increase in
	(oz)	($/oz)	(oz)	($/oz)	cash costs
SOUTH AFRICA
Free State operations
Quality ounces
Masimong	234,307	326	179,632	244	34
Leveraged ounces
Harmony 2	87,472	368	69,174	228	61
Harmony 4	—	—	292890	1,716	—
Merriespruit 1	59,062	410	50,545	244	68
Merriespruit 3	76,956	422	65,189	287	47
Unisel	91,020	408	75,439	283	44
Brand 3	59,558	403	46,736	300	34
Brand 5	19,262	692	51,696	373	85
Virginia	—	—	290	866	—
Saaiplaas 3	26,783	503	—	—	—
Surface	26,732	347	24,209	271	28

Evander operations
Quality ounces
Evander 2	86,172	376	88,575	230	63
Evander 5	48,103	335	49,769	228	47
Evander 7	92,505	356	106,419	212	68
Evander 8	109,513	363	94,008	290	25
Leveraged ounces
Evander 9	23,440	386	17,297	269	43
Surface	1,961	253	4,116	221	14

Randfontein operations
Quality ounces
Cooke 1	104,168	304	120,819	191	59
Cooke 2	90,761	377	116,639	191	97
Cooke 3	134,003	374	151,553	236	58
Growth projects
Doornkop	65,234	353	65,906	230	53
Surface	18,872	349	36,973	216	62

Elandskraal operations
Growth projects
Elandsrand	250,581	402	264,525	264	52
Leveraged ounces
Deelkraal	68,127	555	82,751	315	76
Surface	5,301	498	19,323	234	113

Freegold operations
Quality ounces
Tshepong	287,771	359	—	—	—
Growth projects
Phakisa	—	—	—	—	—
Leveraged ounces
Bambanani	213,730	481	—	—	—
Joel	50,590	517	—	—	—
Eland	37,337	656	—	—	—

	Year ended		Year ended		Percentage
	June 30, 2004 [1]		June 30, 2003 [2]		increase in
	(oz)	($/oz)	(oz)	($/oz)	cash costs
Kudu/Sable	29,347	548	—	—	—
West Shaft	26,565	437	—	—	—
Nyala	8,891	457	—	—	—
St. Helena	52,309	600	—	—	—
Surface	49,262	487	—	—	—

ARMgold operations
Leveraged ounces
Orkney 1	322	602	—	—	—
Orkney 2	81,434	330	—	—	—
Orkney 3	11,413	564	—	—	—
Orkney 4	67,931	298	—	—	—
Orkney 6	11,060	486	—	—	—
Orkney 7	4,533	435	—	—	—
Welkom 1	19,226	517	—	—	—
Welkom 2	1,350	405	—	—	—
Welkom 3	1,511	385	—	—	—
Welkom 4	3,922	381	—	—	—
Welkom 6	2,411	371	—	—	—
Welkom 7	9,902	360	—	—	—

Avgold operations
Quality ounces
Target	53,434	215	—	—	—

Kalgold operations
Surface	82,756	345	74,590	222	55

AUSTRALASIA
Big Bell	—	—	132,579	338	—
Mt. Magnet	173,228	336	182,690	233	44
South Kal	120,532	322	182,851	269	20
Abelle	—	—	11,534	195	—
Other entities	44,528	302	—	—	—

Total	3,225,187		2,366,116
Weighted average		362		253	43

[1]	Includes nine months of production from Free Gold and ARMgold and two months from production from Avgold’s Target operations

[2]	Includes two months of production from Abelle.
During fiscal 2003, sales from Free Gold operations amounted to 1,155,428 ounces of gold at an average cost of $202 per ounce. Because Harmony equity accounted for its 50% interest in Free Gold before it became a wholly-owned subsidiary after the merger with ARMgold, Free Gold’s sales are not included in Harmony’s sales figures for fiscal 2003 in this annual report and the average cash cost of Free Gold’s sales is not used in calculating Harmony’s overall average cash costs for fiscal 2003 in this annual report.
Harmony’s weighted average cash costs increased by $109 per ounce, or 43.1% from $253 per ounce in fiscal 2003 to $362 per ounce in fiscal 2004. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in US dollars per ounce in fiscal 2004 was attributable primarily to the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects – Exchange Rates.” Cash costs per ounce in US dollars were also negatively impacted by lower tonnage at the following shafts and surface operations: Unisel (decrease of 101,000 tons in fiscal 2004), Brand 5 (decrease of 354,000 tons), Evander surface (decrease of 100,000 tons), Cooke 1 (decrease of 136,000 tons), Cooke 3 (decrease of 109,000 tons), Elandskraal surface (decrease of 777,000 tons) and South Kalgoorlie (decrease of 906,000 tons). If expressed in Rand terms, cash costs per ounce would have increased in fiscal 2004 by 7.6%, due in part to lower production at the following shafts and surface operations: Cooke 1 (decrease of 16,651 ounces in fiscal 2004), Cooke 2 (decrease of 25,878 ounces), Cooke 3 (decrease of 17,550 ounces), Elandsrand (decrease of 13,944 ounces), Deelkraal (decrease of 14,624 ounces), surface at Elandskraal (decrease of 14,022 ounces) as well as South Kalgoorlie (decrease of 62,319 ounces). Also contributing were the introduction of CONOPS at the majority of the operations and increases in the costs of labor and supplies at Harmony’s South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
Depreciation and amortization
Depreciation and amortization charges increased $43.1 million, or 70.8%, from $60.9 million in fiscal 2003 to $104,0 million in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the US dollar, which increased the depreciation charges for the South African operations, as well as the inclusion of Free Gold and ARMgold for nine months, representing $49.7 million of the increase, and the inclusion of Avgold for two months, representing $5.1 million of the increase. Also contributing to the increase were increases at the following shafts and surface operations due to a decrease in the reserves resulting in accelerated depreciation: Evander 7 ($1.2 million), Cooke 3 ($0.9 million), Elandsrand ($2.6 million) and Kalgold ($ 1.3 million). Increased production at Masimong resulted in an increase of $1.2 million during fiscal 2004. These increases were partially offset by a decrease of $8.7 million in the charge for Australia for fiscal 2004.
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
Share-based compensation
Harmony adopted SFAS No. 123 on July 1, 2002. SFAS No. 123 requires that all share options granted subsequent to that date be fair valued, and that the fair value be recognized as share-based compensation expense over the options vesting period.

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
Decrease in rehabilitation costs
As from July 1, 2002, the company adopted SFAS 143 for accounting for its environmental rehabilitation costs. The decrease in rehabilitation costs in fiscal 2004 relates primarily to decreases in rehabilitation liability at operations in excess of associated capitalized rehabilitation costs (net of accumulated depreciation). The decrease in the rehabilitation liability arose as a result of increases in the Life of Mine, which resulted in a decrease in the present value of the liability. The gain recognized as a result of the decrease in rehabilitation liabilities in both years was partially offset by certain expenses that were paid in cash of $1.6 million in fiscal 2004 and $3.1 million in fiscal 2003, respectively.
Provision for former employees post-retirement benefits
Harmony provides for amounts due under its former employees post-retirement benefits. In fiscal 2004, Harmony provided $nil million for these benefits compared with $0.5 million in fiscal 2003, based on updated actuarial valuations.
Dividends received
Dividends received increased from $0.3 million in fiscal 2004 to $0.5 million in fiscal 2005, mainly as a result of the appreciation of the Rand against the U.S. dollar.
Gain / (loss) on financial instruments
The loss on financial instruments in fiscal 2004 was $32.4 million, as compared with a gain of $43.2 million in fiscal 2003. The loss in fiscal 2004 relate to the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of New Hampton, Hill 50 and Avgold. The gain in fiscal 2003 related primarily to the change in the mark-to-market of derivative instruments held by Hill 50 following its acquisition in April 2002.
Profit on sale of other assets and listed investments
Harmony recorded a profit of $4.9 million on the sale of other assets and listed investments in fiscal 2004, as compared with a gain of $59.2 million on the sale of other assets and listed investments in fiscal 2003. The profit in fiscal 2004 arose as a result of the disposal of its investments in High River for $3.1 million, Midas Resources for $0.01 million and Legend Mining for $1.7 million. The profit in fiscal 2003 arose on disposal of Harmony’s Placer Dome investment in fiscal 2003. The profit was determined by reference to the difference between the proceeds and the cost of the initial investment in Goldfields Australia. Harmony acquired its shares in Placer Dome following Aurion Gold being acquired by Placer Dome. Harmony had acquired its shares in AurionGold following the merger of Goldfields Australia and Delta Gold, with the merged entity being renamed AurionGold.
Profit on sale and loss on dilution of investment in associates
Profit on sale of investments increased from $nil in fiscal 2003 to $77.6 million in fiscal 2004. This increase is attributable to the disposal of Harmony’s investment in Highland Gold Limited (“Highland Gold”) on October 14, 2003 for $119.7 million. The investment was acquired at a cost of $38.8 million and Harmony equity accounted for the earnings from Highland Gold, resulting in a profit of $77.6 million.
Loss of dilution of investments increased from $nil in fiscal 2003 to $12.5 million in fiscal 2004. This increase is attributable to the dilution of Harmony’s investment in ARM. Harmony and ARMgold purchased the investment in ARM through a joint venture, Clidet 454 (Proprietary) Limited (“Clidet”) for $230 million. Since the acquisition Harmony has equity accounted for the earnings of ARM. The carrying value of the investment was $260.9 million at April 30,2004 before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony’s interest in ARM was diluted from 34.5% to 19.0%, resulting in a loss of $12.5 million on the dilution.
Profit on sale of subsidiary
Profit on sale of subsidiary increased from $nil in fiscal 2003 to $0.1 million in fiscal 2004. This increase is attributable to the profit on the disposal of Harmony’s investment in Harmony Gold (Canada) Incorporated (“Bissett”) for C$7.6 million ($5.6 million). Harmony disposed of the entire share capital of Bissett in exchange for

5 million ordinary shares in San Gold, 5,714,285 ordinary shares in Gold City and the balance of $2.6 million in cash. The net asset value of Bisset was $5.5 million, resulting in a profit of $0.1 million.
Interest received
Interest received increased by $6.1 million, or 27.9%, from $21.9 million in fiscal 2003 to $28.0 million in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the US dollar as well as the inclusion of interest received by Free Gold, which was previously equity accounted for.
Interest paid
Harmony paid $64.3 million in interest during fiscal 2004 compared to $36.1 million during fiscal 2003. This increase was due to the interest on the Rand denominated Nedbank loan used to finance the acquisition of the 17.25% interest in Avmin acquired during May 2003 being included for a full year and the inclusion of interest on the BOE Bank loan used to partially fund the acquisition of the Free Gold assets by ARMgold. This increase was partially offset by the decrease in interest paid to BOE Bank on the loan used to partially fund the acquisition of the Free Gold assets by Harmony as a result of the loan being settled early. The amount attributable to the time value of money portion of the rehabilitation costs included in interest paid decreased by $1.2 million, contributing to the partial offset against the increase.
Other income/(expenses)
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
The effective tax rate for fiscal 2003 was lower than the estimated statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The lower effective tax rate is primarily due to the exclusion of the equity income of Free Gold which decreases our effective tax rate expense and the five percent of total mining revenue excluded from our taxable income.
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
Equity profit / (loss) of associate companies
Equity profit/(loss) of associate companies increased from a loss of $1.2 million in fiscal 2003 to a profit of $2.0 million in fiscal 2004. The profit in fiscal 2004 is primarily attributable to Harmony’s proportionate share of profits in Highland Gold ($1.2 million) and ARM ($6.0 million) and costs in Avgold ($1.6 million) and Bendigo ($3.6 million). The costs in Bendigo relates to exploration expenditure. The loss in fiscal 2003 reflected Harmony’s proportionate share of Highland Gold’s profits of $4 million for fiscal 2003 and its proportionate share of costs incurred by Bendigo of $5.2 million. The costs were incurred to develop the infrastructure required to access ore below the town of Bendigo.
Impairment of investment in associate
The impairment of investment in associate increased from $nil to $2.0 million. This charge is due to a decrease in the carrying value of Bendigo. At the time of its investment in Bendigo during fiscal 2002, Bendigo’s shares were trading at A$2.90 per share on the Australian stock exchange. During fiscal 2004, the share price decreased to A$0.88 per share, which is below the carrying value of the investment in Harmony’s records, resulting in an impairment of $2.0 million to reflect the then current value of the investment of $19.9 million.
(Loss) / income before cumulative effect of change in accounting principle
Loss before cumulative effect of change in accounting principle was $31.4 million in fiscal 2004, compared with the income of $71.8 million in fiscal 2003. This decrease was primarily attributable to the factors described above.

Cumulative effect of change in accounting principle (SFAS No. 143), net of tax
With effect from July 1, 2002, the Company adopted Statement of Financial Accounting Standard 143, accounting for Asset Retirement Obligations (“SFAS143”). The adoption of SFAS143 resulted in Harmony recording a $14.8 million credit cumulative effect of a change in accounting principle, net of tax in fiscal 2003.
Net(Loss)/Income
Net loss for the year was $31.4 million in fiscal 2004, compared with the income of $86.7 million in fiscal 2003. This decrease is attributed primarily to the appreciation of the Rand against the US dollar, as well as to the factors described above.
RECENT ACCOUNTING PRONOUNCEMENTS
In March 2005, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 04-03, “Mining Assets: Impairment and Business Combinations” (“EITF 04-03”). The EITF addressed the concern that an acquired mining asset may be subject to a day-two impairment if the value beyond proven and probable reserves (“VBPP”) and anticipated future market price increases are considered in the purchase price allocation but subsequently excluded in cash flow analysis used in an impairment test performed under SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets” (“SFAS No. 144”). The Task Force reached a consensus that an entity should include VBPP and the effects of anticipated fluctuations in the market price of minerals in the value allocated to mining assets in a purchase price allocation, and similarly, include the cash flows associated with VBPP and anticipated fluctuations in the market price of gold in estimates of future cash flows (both discounted and undiscounted) used for determining whether a mining asset is impaired under SFAS No. 144. The Task Force noted in both cases that estimates should be consistent with the estimates of a market participant. The consensus reached by the Task Force was effective for business combinations and asset impairments performed in periods beginning after March 31, 2004. Accordingly, Harmony followed the consensus of the EITF in performing its impairment analyses during the year ended June 30, 2005.
In March 2005, the FASB ratified EITF Issue No. 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-06”). EITF 04-06 addresses the accounting for stripping costs incurred during the production stage of a mine and refers to these costs as post-production stripping costs. EITF 04-06 requires that post-production stripping costs be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. We will adopt EITF 04-06 on July 1, 2006 and are currently evaluating the impact of EITF 04-06 on the consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which revised SFAS No. 123 and superseded APB 25. SFAS No. 123R requires measurement and recording in the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company anticipates adopting the provisions of SFAS No. 123R on July 1, 2005, using the modified prospective method. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation costs for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation cost for the unvested portion of awards will be based on the fair value at date of grant as calculated for the Company’s pro forma disclosure under SFAS No. 123. The effect on net income and earnings per share in the periods following adoption of SFAS No. 123R are expected to be consistent with the pro forma disclosures under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number and fair value of options granted in future years compared to prior years.
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

Cash Resources
Operations
Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-US dollar exchange rate, cash costs per ounce and, in the case of the Australian operations, the Australian dollar-US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity.
Net cash utilized by operations was $211.1 million in fiscal 2005, as compared with $90.9 million in fiscal 2004. This increase is attributable primarily to higher costs due to the appreciation of the Rand against the US dollar (which increased costs when translated into U.S. dollars), which more than offset increased gold sales from higher US dollar denominated gold price. See Item 5. “Operating and Financial Review and Prospects – Exchange Rate”. Also impacting on the increase was the decrease in the working capital charges of $81.4 million. Income and mining taxes paid decreased by $74.9 million in fiscal 2005 and this partially offset the increase in cash paid to suppliers and employees.
Net cash utilized by operations was $90.9 million in fiscal 2004, as compared with cash generated of $152.6 million in fiscal 2003. This decrease is attributable primarily to higher costs due to the appreciation of the Rand against the US dollar (which increased costs when translated into US dollars), which more than offset increased gold sales from higher US dollar denominated gold price. See Item 5. “Operating and Financial Review and Prospects – Exchange Rate”.
Investing
Net cash generated by investing activities was $253.4 million in fiscal 2005, as compared with $58.7 million in fiscal 2004. This increase was mainly due to the increase in the proceeds received for the sale of listed investments ($234.0 million), including the sale of Gold Fields shares. This was partially offset by the costs for acquiring the investment in Gold Fields, which amounted to $13.8 million in fiscal 2005. Further contributing to the decrease was a decrease of $100.2 million in the cash held by subsidiaries on acquisition, from $100.9 million to $0.7 million. During fiscal 2005, capital expenditure increased by $20.8 million to $133.1 million, which helped offset the increase in the cash generated from investing activities.
Net cash generated by investing activities was $58.7 million in fiscal 2004, as compared with $230 million utilized in fiscal 2003. This change was due to the costs of acquiring subsidiaries, joint ventures, associates and other investments being $85.6 million in fiscal 2004, as opposed to $243.0 million in fiscal 2003, resulting in a decrease of $157.4 million. Also, the cash held by subsidiaries increased by $90.1 million, from $10.8 million on fiscal 2003 to $100.9 million in fiscal 2004. Proceeds on disposal of listed investments increased from $89.6 million in fiscal 2003 to $146.4 million in fiscal 2004, as well as an increase of $25.9 million for the disposal of mining assets also impacted on the cash generated. These increases were partially offset by an increase in capital expenditure of $13.1 million.
Financing
Net cash generated by financing activities was $7.7 million in fiscal 2005, as compared with $4.4 million utilized in fiscal 2004. This increase was mainly due to the decrease in dividends paid, from $54.9 million in fiscal 2004 to $14.5 million in fiscal 2005, resulting in a decrease of $40.4 million. This was partially offset by an increase in shares issue expenses, primarily due to the issue of the shares for the investment in Gold Fields, which resulted in a decrease of $17.4 million in fiscal 2005. Also offsetting the increase was a decrease in the amount of net long-term financing, from $42.8 million in fiscal 2004 to $31.9 million in fiscal 2005.
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
Outstanding Credit Facilities and Other Borrowings
On June 16, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1,200 million ($149.3 million at an exchange rate of R8.04 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006, subject to early redemption at Harmony’s option. The bonds have been listed on the Bond Exchange of South Africa. Harmony used the proceeds from the sale of the bonds to retire a portion of a syndicated loan facility and to partially fund the Elandskraal acquisition. So long as the bonds are outstanding, Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of $1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.6 million (2004: $0.7 million) (2003: $0.5 million) for amortization of the bond issue costs. On July 6, 2005 the partial re-purchase of Harmony’s HAR1 corporate bond was completed. See “- Recently Retired Credit Facilities and Other Borrowings”.
On July 1, 2002 Free Gold entered into an agreement with St. Helena Gold Mines Limited, a fully owned subsidiary of Gold Fields Limited, to purchase its St. Helena assets for R129 million ($12.8 million). R120 million ($11.9 million) was payable on October 29, 2002, being the effective date after the fulfilment of all the conditions precedent. The balance of R9 million ($0.9 million) is payable by way of a 1% royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the 10th of the month following the effective date. As at September 22, 2003, Free Gold become a fully owned subsidiary of Harmony through Harmony’s acquisition of ARMgold Limited.
On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be capitalized and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalized during the fiscal 2005 was $1.9 million compared to $1.7 million in fiscal 2004. During fiscal 2005, Africa Vanguard borrowed an additional R18 million ($2.8 million) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free, with no fixed terms of repayment.
During December 2003 Musuku Beneficiation Systems (Proprietary) Limited, a wholly owned subsidiary of the Company, entered into a long term loan facility of R2 million ($0.3 million) with Auriel Alloys for the purpose of financing the acquisition of Dental Alloy equipment. The loan bears interest at 11% and is payable by way of 60 installments of R50,000 each.
On May 21, 2004 Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of Rand 1,700 million. Interest at a rate of 4.875% per annum is payable semi-annually in arrear on May 21 and November 21, of each year, commencing November 21, 2004. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009 unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value Rand 0.50 per share. The bonds are listed on the London Stock Exchange for bonds. Harmony issued the bonds to raise funds in order to refinance its domestic Rand debt. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Including in the amortization charge as per the income statement is $1.4 million compared to $0.1 million in 2004 and $nil million in 2003 for amortization of the bond issue costs.
On April 15, 2005, the ARM Empowerment Trust entered into a term loan facility of R356 million ($56.7 million) with Nedbank Limited for the purpose of funding the ARM Empowerment Trust’s partial acquisition of the ARM shares held by Harmony. The loan bears interest, compounded monthly, at a variable rate linked to JIBAR. Interest capitalized during the year ended June 30, 2005 amounted to $1.3 million. The loan is repayable on the fifth anniversary of the advance date.
On April 15, 2005 the ARM Empowerment Trust entered into a second term loan facility of R480,400,000 ($75.4 million) with Nedbank Limited for the purpose of funding the balance of the ARM Empowerment Trust’s acquisition of the ARM shares held by the Harmony. The loan bears interest, compounded monthly, at a variable rate linked to the JIBAR. Interest and additional charges capitalized during the year ended June 30, 2005 amounted to $1.4 million and $1.1 million, respectively. The loan is repayable on the fifth anniversary of the advance date.
Recently Retired Credit Facilities and Other Borrowings
On May 8, 2003, Harmony entered into a Rand-denominated term loan facility of Rand 850 million ($130.4 million), all of which has been drawn down, with Nedbank Limited for the purpose of funding Harmony’s acquisition of 17.25% of the outstanding share capital of ARM Limited. This facility was guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan was repayable in full on November 8, 2004. The loan bore interest at a rate equal to 3 months’ JIBAR plus 1.5% plus specified costs, which was accrued daily from the drawdown date and was payable quarterly in arrears. Harmony settled this loan in full on June 30, 2004.

On April 18, 2002, Harmony entered into a Rand-denominated term loan facility of Rand 500 million ($76.7 million), all of which has been drawn down, with BoE Bank Limited for the purpose of partially funding (i) Harmony’s acquisition of shares in Free Gold and (ii) loans made by Harmony to Free Gold in connection with the acquisition of the Free Gold assets. This facility was secured by a pledge of Harmony’s shares in Free Gold and is guaranteed by Randfontein, Evander, Kalgold and Lydex. The loan was repayable in full on April 23, 2006, and eight equal semi-annual installments due beginning October 23, 2002. The loan bore interest at a rate equal to JIBAR plus 1.5% plus specified costs, which is accrued daily from the drawdown date and was payable quarterly in arrears commencing July 23, 2002. Pursuant to the terms of this facility, Harmony was required to maintain specified ratios of earnings to debt service and borrowings, as well as a specified level of consolidated tangible net worth. In addition, pursuant to this facility, Harmony was subject to specified limits on its ability to (i) permit encumbrances over pledged revenues or assets, (ii) make loans or incur specified types of indebtedness, (iii) dispose of more than 25% of its assets or (iv) make distributions to its shareholders if a default or event of default under this term loan facility has occurred and is continuing. Harmony settled this loan in full on May 28, 2004.
On December 24, 2001, Free Gold entered into an agreement with AngloGold Limited to purchase its Free Gold assets for R2,881 million ($298 million). R1,800 million ($169 million) was payable on January 1, 2002 at the call rate from this date until the 10th business day after the date of fulfilment of the last of the conditions precedent. The final R400 million ($38 million) was fully repaid on December 30, 2004 at no interest charge through a Nedbank loan. The balance of the consideration was payable five business days before AngloGold was obliged to pay recoupment tax, capital gains tax and any other income tax on the disposal of the assets at no interest charge. As at September 22, 2003, Free Gold become a fully owned subsidiary of Harmony through Harmony’s acquisition of ARMgold.
On March 2, 2001, Harmony entered into a US dollar denominated term loan facility of $9 million, all of which was drawn down, with BAE Systems plc for the purpose of financing the design, development and construction of a facility for the manufacture and sale of value added gold products at the Free State operations. The loan bore interest at LIBOR plus 2%, accrued daily from the drawdown date, and was repayable on a quarterly basis. The loan was secured by a pledge of certain gold proceeds and other assets from this facility (and limits Harmony’s ability to use the facility as security for other obligations) and was repaid in full on April 2, 2005.
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
Contractual Obligations on the Balance Sheet
The following table summarizes Harmony’s contractual obligations as of June 30, 2005:

	Payments Due by Period
		Less than
		12 months	12-36 Months	36-60 Months	After
		July 1, 2005	July 1, 2006	July 1, 2008	60 Months
		to	to	to	Subsequent
Dollars in thousands	Total	June 30, 2006	June 30, 2008	June 30, 2010	June 30, 2010
Senior unsecured fixed-rate bonds [1]	192,495	192,495	—	—	—

Convertible uncollaterized bonds [1]	304,710	12,431	24,861	267,418	—
BoE Bank Limited loan facility [1]	26,543	26,543	—	—	—
Africa Vanguard Resources [1]	4,800	—	—	—	4,800
Nedbank – AVR [1]	20,970	—	—	20,970	—

	Payments Due by Period
		Less than
		12 months	12-36 Months	36-60 Months	After
		July 1, 2005	July 1, 2006	July 1, 2008	60 Months
		to	to	to	Subsequent
Dollars in thousands	Total	June 30, 2006	June 30, 2008	June 30, 2010	June 30, 2010
Gold Fields [1]	822	308	514	—	—
Nedbank – ARM 1 [1]	80,149	—	—	80,149	—

Nedbank – ARM 2 [1]	104,938	—	—	104,938	—

Post retirement health care [2]	13,275	153	721	722	11,679
Environmental obligations[3]	208,561	—	—	—	208,561
Total contractual obligations	957,263	231,930	26,096	474,197	225,040

[1]	See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Facilities and Other Borrowings – Outstanding Credit Facilities and Other Borrowings.”

[2]	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2002.

[3]	Harmony makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies.”
Contractual Obligations off the Balance Sheet
The following table summarizes Harmony’s obligation with regards to operating leases:

	Payment Due by Period
		Less than			After
		12 Months	12-36 Months	36-60 Months	60 Months
		July 1, 2005	July 1, 2006	July 1, 2008	Subsequent
		to	to	to	to
	Total	June 30, 2006	June 30, 2008	June 30, 2010	June 30, 2010
	($’000)	($’000)	($’000)	($’000)	($’000)
Melrose Arch, South Africa	223	114	109	—	—

Musuku	72	33	39	—	—
Perth Office, Australia	336	112	224	—	—
Peru Office	12	12	—	—	—
Peru flat	7	7	—	—	—
	650	278	372	—	—
The following table sets forth our authorized capital expenditure as of June 30, 2005:

Capital Expenditure	$’000
Authorized and contracted for	4,226

Authorized but not yet contracted for	274,318
278,544
Commercial Commitments
The following table provides details regarding Harmony’s commercial commitments as of June 30, 2005:

	Amount of Commitments Expiring by Period
		Less than			After
		12 Months	12-36 Months	36-60 Months	60 Months
		July 1, 2004	July 1, 2005	July 1, 2007	Subsequent
		to	to	to	to
	Total	June 30, 2005	June 30, 2007	June 30, 2009	June 30, 2009
	($’000)	($’000)	($’000)	($’000)	($’000)
Guarantees [1]	22,773	—	—	—	22,773
Capital commitments [2]	4,226	4,226	—	—	—
Total commitments expiring by period	26,999	4,226	—	—	22,773

[1]	Reflects guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations. See Item 4. “Information on the Company – Regulation – Environmental Matters.”

[2]	Capital commitments consist only of amounts committed to external suppliers, although a total of $683.3 million has been approved by the Board for capital expenditures.
Trend Information
Information on recent trends in Harmony’s operations is discussed in Item 4. “Information on the Company – Business – Strategy” and “ – Results of Operations” above.
Working Capital and Anticipated Financing Needs
The Board believes that Harmony’s working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony’s present working capital needs. Harmony expects that its business requirements through June 30, 2006 will be financed from internal resources and existing borrowings. For more information on Harmony’s planned capital expenditures, see “ – Capital Expenditures” above and Item 4. “Information on the Company – Business – Harmony’s Mining Operations.” Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See Item 3. “Key Information – Risk Factors – Harmony’s strategy depends on its ability to make additional acquisitions.” Harmony’s Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony’s cash-based operations and modest leverage. Harmony’s ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the rand against the US dollar. In addition, Harmony’s ability to obtain additional financing could be limited by covenants in the term loan facility of April 18, 2002 between Harmony and BoE Bank Limited, which imposes debt to earnings ratios and minimum net worth requirements and prevents Harmony from pledging, selling or creating encumbrances over pledged assets including Harmony’s shares of Free Gold. Access to financing could also be limited by provisions of Harmony’s corporate bonds, under which Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Credit Facilities and Other Borrowings – Outstanding Credit Facilities and Other Borrowings.” Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in Item 10. “Description of Ordinary Shares – Memorandum and Articles of Association – Directors –Borrowing Powers.” In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony’s ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information – Exchange Controls and Other Limitations Affecting Security Holders.”
OTHER FINANCIAL INFORMATION
Export Sales
In fiscal 2005 and fiscal 2004, 83% of Harmony’s gold produced in South Africa was refined by Harmony with the balance refined at the Rand Refinery. All of Harmony’s gold produced in Australia in fiscal 2005 and 2004 was sold to AGR Matthey, a Perth-based refinery. In fiscal 2004 and fiscal 2003, approximately 85% of Harmony’s gold produced in South Africa was refined by Harmony and exported, and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa.

Item 6. Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Executive Directors
Bernard Swanepoel (44) BSc (Mining Engineering), BComm (Hons), and the Chief Executive. Bernard started his career with Gengold in 1983, culminating in his appointment as general manager of Beatrix Mine in 1993. He joined Randgold in 1995 as managing director of Harmony. For the past 10 years, Bernard has led the team behind the company’s growth and acquisition initiatives. Bernard is a non-executive director on the Board of ARM Limited and is a non-executive member of the Sanlam Board.
Ferdi Dippenaar (44), BComm, BProc, MBA and an Executive Director, Corporate Affairs. Ferdi started his career at the Buffelsfontein goldmine in 1983 and completed his degrees through part-time studies while employed in various financial and administrative capacities at the Gengold mines. In 1996 he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997. He oversees Harmony’s service delivery departments, corporate affairs and the company’s investor relations.
Ted Grobicki (56), BSc (Hons) (Geology) MSc (Minerals Exploration) PrSciNat, FIMM, and an Executive Director. After fulfilling various roles within mining and exploration companies in South Africa, Namibia and Zimbabwe, Ted was appointed chief executive of Texas Gulf Inc. (South Africa) in 1979. He has since served at a senior executive level in a wide range of public and private companies in the mining sector and was appointed as non-executive director of Harmony in 1994. With Harmony’s merger with Kalgold and WestRand Cons in 1999, he was appointed as executive director focusing on new business. Ted has 30 years’ experience in all aspects of the mining industry, including exploration, evaluation, development, mine management and financial and corporate management. He currently oversees the strategic planning processes for Harmony’s operations and undertakes a variety of other executive roles in the group. Ted has indicated that he intends to retire at the end of December 2005.
Nomfundo Qangule (38), BComm, BComm (Hons) CTA, CA (SA), Member of CAIB (SA) and appointed the Financial Director of Harmony in July 2004. Prior to joining Harmony, Nomfundo was the Executive Manager of Worldwide African Investment Holdings (Pty) Ltd (WAIH). She was one of the executive committee members of WAIH, responsible for providing strategic direction to the company. Other positions held by Nomfundo while at WAIH include chairperson of the Board of Argil Holdings (Pty) Ltd and non-executive director of CS Holdings Limited where she served as a member of the Remuneration, Audit and Investment committees. In addition she was an Executive Committee member and non-executive Director of Negotiated Benefits Consultants (Pty) Ltd. She worked in the Corporate and International Division of Nedcor Bank Limited as a Credit Manager. Later she joined ABSA Corporate and Merchant Bank’s credit division. She is a qualified Chartered Accountant, a member of the Institute of Bankers and holds a certificate in financial markets from Acumen. Nomfundo obtained her BComm degree from Rhodes University and completed her B Compt (Hons) CTA through Unisa.
Non-Executive Directors
Patrice Motsepe (43) BA (Legal), LLB and the non-executive Chairman. Patrice was a partner in one of the largest law firms in South Africa, Bowman Gilfillan Inc. He was a visiting attorney in the USA with the law firm McGuire Woods Battle and Boothe and was employed by this firm for approximately 3 years. In 2002, he was voted South Africa’s Business Leader of the Year by the CEOs of the top 100 companies in South Africa. In the same year, he was winner of the Ernst &Young Best Entrepreneur of the Year Award. In 1994, he founded Future Mining, which grew rapidly to become a successful contract mining company. He then formed ARMgold in 1997, which listed on the JSE in 2002. ARMgold merged with Harmony in 2003 and this ultimately led to the merger of Anglovaal Mining (Avmin). Patrice is the executive chairman of African Rainbow Minerals Limited (ARM) and the deputy chairman of Sanlam. His various business responsibilities include being President of Business Unity South Africa (BUSA), which is the voice of organized business in South Africa, president of the Chambers of Commerce and Industry South Africa (CHAMSA), NAFCOC and Mamelodi Sundowns Football Club.
Frank Abbott (50), BComm, CA(SA), MBL, non-executive Director. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at operational level. He was appointed as financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was also a director of the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines and a non-executive director of Harmony, which culminated in his appointment as financial director of Harmony in the same year. Following the ARM Limited/ARMI transaction, it was agreed by the Board that Frank be appointed as Financial Director and board member of ARM Limited, he remains on Harmony’s board as non-executive director.
Joaquim Chissano (65), an independent non-executive Director, Mr Chissano was appointed to Harmony’s Board of directors with effect from 22 April 2005. Mr. Chissano is the former President of Mozambique who has served that country in many capacities initially as a founding member of the FRELIMO movement and one of the leaders during that country’s struggle for independence (1962-1974). During the transition period of nine months that led the country to independence, he served as Prime Minister of the Transition Government (1974-1975). Subsequent to Mozambique’s independence in 1975, he was appointed foreign minister and on the death of Samora Machel, assumed the office of President of the Republic and of the FRELIMO Party. He contested the multi-party presidential election held in Mozambique in 1994 and 1999 and won on both occasions. He declined to stand for a further term of office in 2004. His leadership at the helm of the FRELIMO Party and of government, advanced constitutional and economic reforms that helped to stop the devastating civil war and start the process of reconstruction of a shattered economy. More recently (2003-2004), he served as chairman of the African Union. He has the military rank of Major General.
Nolitha Fakude (40), BA (Hons) (Psychology, Education and English) and an independent non-executive Director. Nolitha has been a director of Harmony since September 2002. Nolitha Fakude is the President and chairperson of the Black Management Forum (BMF). Nolitha serves on various boards, including BMF Investment Company, Woolworths Holdings Limited, Business Partners, as well as the Bigen Africa Group Holdings (Pty) Limited. In 2004 Nolitha was appointed by the Gauteng MEC for Economic Affairs as one of the Rainmakers for the Blue IQ project. She also served as executive director of Nedcor Limited and recently accepted an appointment as executive director of Sasol Limited.
Dr. Simo Lushaba (39), BSc (Advanced Biochemistry), MBA, DBA, and an independent non-executive director. Simo has been a director of Harmony since October 2002. Simo also serves as non-executive Chairman of PIKITUP Johannesburg (Pty) Limited and as a non-executive director of Trans-Caledon Tunnel Agency (TCTA). He is currently the Chief Executive of Rand Water.
Rick Menell (50) BA, MA, MSc and deputy non-executive Chairman of Harmony. Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined Avmin (Avmin Limited changed its name to ARM Limited in 2004) in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Rick was appointed managing director of Avmin in 1996 and in 1999 to 2001 served as president of the Chamber of Mines of South Africa. He is also chairman of the South African Tourism Board, chairman of Village Main Reef Gold Mining Company (1934) Limited, a director of the Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the National Business Trust. Rick is also the deputy non-executive chairman of ARM Limited. It is expected that Rick will step down towards the end of 2005 as his executive role within ARM Limited increases.
Modise Motloba (39) (BSc), Diploma in Strategic Management, Baruch College, New York and was appointed as an independent non-executive director of Harmony in July 2004. Modise started his career with Rand Merchant Bank in 1993 as a trainee in the treasury division, where he progressed to Money Markets Dealer and Risk Manager. He then moved on to African Merchant Bank in 1998 as the Head of the Money Markets Division. In 2000 he was employed by African Harvest Fund Managers as the Fixed Interest Portfolio Manager & Treasury Specialist and then worked as a Structured Debt and Equity Markets Specialist. He is the former President of the Association of Black Securities and Investment Professionals (ABSIP) and he led ABSIP and the Black Business Council in formulating the Financial Sector Charter with other industry bodies such as the Banking Council, Life Officers’ Association and the JSE Limited. Modise is the recipient of the prestigious 2003 Black Business Quarterly Investment Specialist Award which recognizes a leader who made a lasting contribution in the investments arena and broader financial and economic landscape. Modise is a member of the South African Financial Markets Board and a member of the Standing Committee on the Revision of the Bank’s Act 1990, under the auspices of the Ministry of Finance. He is also a council member of the NAFCOC/Johannesburg Chamber of Commerce and Industry (JCCI) Unity Committee. He is a director of companies including Wealthridge Investments, Uthajiri Investments and Africa Vukani Investment Management Services.
Cedric Savage (66) BSc (Eng), MBA, ISMP, an independent non-executive Director. Cedric commenced his career in the United Kingdom in 1960 as a graduate engineer with Fairey Aviation and in 1963 returned to South Africa where he worked in the oil (Mobil), textile (Felt &Textiles) and the chicken (Rainbow Chickens Limited) industries. In 1993/1994, he was appointed President of the South African Chamber of Business. He has also served as Chairman of the Board of Governors on the Natal University Development Foundation and as a member of Council of the University of Natal. He joined the Tongaat-Hulett Group in 1977 as Managing Director of Tongaat Foods and progressed to executive Chairman of the Building Materials Division, Chief Executive Officer of The Tongaat-Hulett Group Limited in 1991 and in May 2000, he assumed the dual roles of Chief Executive Officer and executive Chairman. He is currently non-executive chairman of the Tongaat-Hulett Group and serves on a number of other boards.

Dr. M. Nkosi and Mr. M. Pleming retired from the board on June 30, 2005.
Lord Renwick of Clifton KCMG resigned from the board on October 17, 2004.
Mr. M. Gule resigned from the board on December 24, 2004.
Secretary
Marian van der Walt (32) BCom (Law), LLB, Higher Diploma in Tax, Diploma in Insolvency Law and the Company Secretary of Harmony. Marian has nine years of legal experience and was appointed as Secretary on February 3, 2003. She completed her Articles at Routledges Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined Deloitte and Touche as an Insolvency Practitioner/Administrator. Prior to joining Harmony, she held the positions of Legal Advisor, Credit Manager and Structured Finance Consultant at The Standard Bank of South Africa Limited in the Commercial Properties Division. Marian plays a pivotal role in the achievement of good corporate governance and the Board has empowered her accordingly.
Senior Management
The members of Harmony’s senior management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Bob Atkinson (53), NHD (Metalliferous Mining). In fiscal 2004, Bob was the Chief Operating Officer at Harmony Gold Australia and was appointed as Executive, Sustainable Development (safety and occupational health) at Harmony in South Africa in July 2004. He serves as Operations Director of Growth Projects. He has more than 30 years’ experience in the mining industry. He joined Harmony as production manager in 1986 and served as Operations Manager on the Executive Committee from June 2001 to May 2003.
Jaco Boshoff (36), BSc (Hons), MSc (Geology), Pr.Sci.Nat. Jaco has been with Harmony since April 1996. Since March 2004 he has served as an Ore Resources executive and Competent Person. Prior to this appointment he was the Ore Reserve manager from 1998 to 2004 and before that also held geologist positions at Harmony and at Gengold. Jaco is registered as a professional geological scientist at the South African Council for Natural Scientific Professions and has worked in the mining industry for over 10 years.
Graham Briggs (51), BSc (Hons) (Geology), Pr.Sci.Nat. Graham has approximately 30 years’ experience in the mining industry. Graham joined Harmony as New Business Manager in 1995 and is currently the Chief Executive of Harmony Australia and the regional manager for Australasia. Graham started his geological career as a field assistant in 1972 and had exposure to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State. At Gengold he spent time on various mines including Buffelsfontein, West Rand Consolidated, Grootvlei and ended his career with Gengold as an Ore Reserve Manager at Beatrix. Graham has occupied a varied career in Harmony including a 20 month period in Canada, but as a core focus area, has concentrated on matters related to ore reserve management.
Yusuf Jardien (42), ICSA, PMD (UCT). Yusuf has served on the executive committee and is responsible for Business Process, Information Technology and Change Management. He has more than 20 years of information technology experience and has served as an executive at 3M South Africa and Unibank, responsible for information technology and logistics.
Tracey Jonkheid (35), B.A. Communication (Hons) (cum laude), MBA. Tracey has served as Harmony’s internal strategist on a full-time basis since May 2002, in which capacity she advises the executive committee on implementing and integrating initiatives for internal change. She fulfilled this role as an external consultant on a part-time basis for 18 months prior to May 2002. Her background is in the advertising industry where she has worked as a strategist at four of South Africa’s largest advertising agencies. Tracey is married to Bernard Swanepoel.
Philip Kotze (45), GDE (Mining Economics) (Wits), NHD (Metalliferous Mining) (Wits), DPLR (UNISA), MDP (Wits Business School). Philip started his career with Anglovaal in 1981. After completing a NHD in Metalliferous Mining in 1984, he joined Anglogold. During his period at Anglogold he was involved with a number of major projects. These included the establishment of mechanized deep level mine and restructuring of operations to optimum profitability. Philip left Anglogold at the end of 1996 and was responsible for starting up Kalahari Goldridge Mining Company, a low grade open pit gold mine in the Kalahari, South Africa. He was responsible for building the mine to design capacity and served as executive director. During 1999, following Harmony’s acquisition of Kalgold, Philip became part of the Harmony executive committee. His role in Harmony has been operational in nature and mainly included the integration of new acquisitions .

Jackie Mathebula (35), B.Admin (Hons), MBA. Jackie joined Harmony in September 2002 as an Employee Relations and Industrial Relations Executive. In 2004 his portfolio was changed to Training, Human Resource Development and Occupational Health, and in 2005 to a position of Executive, Corporate Affairs. Prior to joining Harmony he was a General Manager, Human Resources for Gensec Bank, a Human Resources Manager at Gold Fields Limited Group and occupied various positions within the then Iscor Group. His last position at Iscor was that of Works Manager, Human Resources for the specialized steel products business. He also worked for the South African government in the Gazankulu Public Service Commission.
Dawie Mostert (36), PDM, PCM, MDP, Diploma in Labor Relations (DPLR) (Advanced Labor Law). Dawie joined Harmony in 1997 following the acquisition of Grootvlei, where he was the human resources manager. He has approximately 16 years’ experience in the mining industry and is responsible for industrial relations.
De Wet Schutte (34), BComm (Acc), BCompt (Hons), CA(SA) and Executive Program University of Virginia (USA). De Wet joined Harmony in May 2004 and is responsible for Exploration and New Business Development. Before joining Harmony, De Wet spent seven years at Iscor Limited (now Ispat Iscor) in various positions including General Manager, Corporate Finance. He also brings experience from Metair Limited where he served as Group Financial Manager.
Peter Steenkamp (44), BSc (Eng), Mine Managers Certificate. Peter currently serves on the executive committee as Operations Director of the Leveraged Shafts. Peter joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony, he was an Executive Director of ARMgold in charge of Gold Operations. Peter has 21 years’ experience in the mining industry. His career commenced as trainee miner with the Chamber of Mines Training College and after graduating he worked for Gold Fields Limited as a shift boss. Between 1989 and 1997, he was employed at Vaal Reefs in various positions, including shift boss, mine overseer, technical assistant, section manager and business unit manager. In 1998 he joined ARMgold as a business unit leader.
Boetie Swanepoel (45), BCompt (Hons), CA(SA). Boetie joined Harmony in 1995 as financial manager from Beatrix Mines. Boetie has more than 20 years’ financial services experience, mostly in the mining industry. He was appointed to the executive committee in November 2000 and is responsible for the development of Harmony’s shaft financial managers and the financial control environment.
Johannes van Heerden (32), BCompt (Hons), CA(SA). Johannes joined Harmony in 1998 as financial manager of the Free State operations, where he obtained broad financial management experience at operational level. Subsequent to that he was appointed as group financial manager in 2001, before being relocated in 2003 to his current location at Harmony Australasia as Chief Financial Officer.
Abre van Vuuren (45) BComm, MDP, DPLR. Abre joined Harmony in 1997 from Grootvlei, where he was human resources manager. He was appointed to the executive committee in November 2000 and is responsible for human resource processes and systems and remuneration. He has approximately 20 years’ experience in the mining industry.

B. Saunders resigned on September 2, 2005.
M. Madhi resigned on September 30, 2005.
BOARD PRACTICES
The Articles of Association of Harmony provide that the Board must consist of no less than four and no more than twenty directors at any time. The Board currently consists of twelve directors.
Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. Members of our senior management who are also directors retire as directors in terms of the Articles of Association, but their service as officers is regulated by standard industry employment agreements. According to the Articles of Association, the Board meets not less than quarterly.
Details of directors’ service contracts are described under “ – Compensation of Directors and Senior Management” and “ – Directors’ Terms of Employment,” below. We also describe significant ways in which Harmony’s corporate governance practices differ from practices followed by US companies listed on the NYSE on our website under “Corporate Governance.”
In order to ensure good corporate governance, the Board has formed an Executive Committee, an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Employment

Equity Committee and Sustainable Development Committee. All of the Board committees are comprised of a majority of non-executive directors.
Executive Committee
Harmony’s Executive Committee comprises the executive directors and selected senior officers of Harmony, each with his or her own area of responsibility. The Executive Committee consists of a Growth and Investment Committee, a Change Management Steering Committee and IBANDLA, which means “Meeting of Leaders”. These committees meet either weekly, bi-weekly or once per month.
The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Bob Atkinson	Sustainable Development (Safety, Health and Environment), Operations Director (growth shafts)
Jaco Boshoff	Ore Reserves
Graham Briggs	Chief Executive, Harmony Australia
Ferdi Dippenaar	Service Delivery Departments, Corporate Affairs and Investor Relations
Ted Grobicki	Strategic Planning
Yusuf Jardien	Information Technology and Change Management
Tracey Jonkheid	Internal Strategy
Philip Kotze	Operations Director (quality shafts)
Jackie Mathebula	Sustainable Development (Training, Human Resource Development and Occupational Health)
Dawie Mostert	Industrial Relations
Nomfundo Qangule	Group Finance
De Wet Schutte	Exploration and New Business
Peter Steenkamp	Operations Director (leveraged shafts)
Bernard Swanepoel	Chief Executive
Boetie Swanepoel	Operational Finance
Johannes van Heerden	Finance (Australasia)
Abre van Vuuren	Human Resources Processes and Strategy
Audit Committee
Harmony’s Audit Committee provides additional assurance to the Board regarding the quality and reliability of financial information used by the Board and the financial statements issued by the company. The committee assists the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate systems and internal controls and control processes. This is in addition to the assistance with the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance, accounting standards and also provides support to the Board on our risk profile and risk management. All non-audit services provided by our external auditors must and are pre-approved by the Audit Committee.
An Audit Committee Charter has been adopted which sets out the role, responsibilities, duties, authority, membership and meetings of the Audit Committee and can be viewed on Harmony’s website.
The Audit Committee meets periodically with our external and independent internal auditors and our executive management to review accounting, auditing and financial reporting matters so as to ensure that an effective control environment is maintained. The committee also monitors proposed changes in accounting policy, reviews the internal audit function and discusses the accounting implications of major transactions. In terms of the Sarbanes Oxley Act of 2002, the Audit Committee is directly responsible for the appointment, compensation and oversight of any auditor employed.
All members of the committee are knowledgeable about the affairs of Harmony and have a working familiarity with basic finance and accounting practices. In addition, members of management and financial personnel attend the Audit Committee meetings to address any questions posed by the members of the committee. Five Audit Committee meetings were held during fiscal 2005.
The independent non-executive members of the Audit Committee are:
•	Cedric Savage (chairman)
•	Dr Simo Lushaba
•	Modise Motloba
Nomination Committee
The Nomination Committee makes recommendations to the Board on all new Board appointments and was formed to ensure that the procedures for appointments to the Board are formal and transparent. The responsibilities and duties included in the Nomination Committee Charter were taken from the recommendations of the King Report. A copy of the Nomination Committee Charter is available on Harmony’s website. The committee consists of three non-executive members, of which the majority are independent. One meeting was held during the year, which were attended by a majority of the members. The committee may invite any other relevant person, such as the Chief Executive, to attend.
The non-executive members of the Nomination Committee are:
•	Patrice Motsepe (chairman)
•	Nolitha Fakude
•	Frank Abbott
Remuneration Committee
The Remuneration Committee meets at least once a year and comprises three non-executive directors, of which two are independent. The primary purpose of the Remuneration Committee is to ensure that our directors and senior executives are fairly rewarded for their individual contributions to Harmony’s overall performance. The remuneration of senior executive members of Harmony are set by a committee of Board members who have no personal interest in the outcomes of their decisions and who will give due regard to the interests of the shareholders and to the company’s financial and commercial health. The Remuneration Committee monitors and strengthens the objectivity and credibility of Harmony directors’ and senior executive’s remuneration system and to make recommendations to the Board on remuneration packages.
The committee meets whenever necessary to make recommendations relating to the remuneration of senior executives and executive directors. Two meetings were held during fiscal 2005. The Remuneration Committee Charter, which sets out the objectives, role, responsibilities, authority, membership and meeting requirements of the committee, is adhered to by all the members and a copy can be obtained from Harmony’s website.
The non-executive members of the committee are:
•	Patrice Motsepe (chairman)
•	Dr Simo Lushaba
•	Cedric Savage
Investment Committee
The Investment Committee was established in January 2004, focusing on major capital projects and acquisitions. The Investment Committee ensures that capital projects have been adequately budgeted for, due diligence and any other company procedures for mergers and acquisitions have been followed and cognizance has been taken of Black Economic Empowerment requirements. The Investment Committee consists of three non-executive members of which two are independent. The Committee meets at least once a year, but may, at its discretion, meet more often depending on the need. Three meetings were held during fiscal 2005. An Investment Committee Charter, which sets out the purpose, responsibilities and duties, authority, membership and meetings of the committee, was approved during fiscal 2005.
The non-executive members (of which two are independent) of the Investment Committee are:
•	Dr Simo Lushaba (chairman)
•	Frank Abbott
•	Cedric Savage
Sustainable Development Committee
This committee monitors health, safety, social, HIV/AIDS and environmental performance and ensures that Harmony remains a committed socially responsible corporate citizen. Its main duties are:
➢	to develop the framework, policies and guidelines for safety, health, social, HIV/AIDS and environmental management;

➢	to review the policies and performance of the company, its divisions and its managed subsidiaries and the progressive implementation of its policies;

➢	to encourage independently managed subsidiaries, associates and significant investments to develop policies, guidelines and practices congruent with our safety, health, social, HIV/AIDS and environmental policies;

➢	to monitor key indicators on accidents and incidents and, where appropriate, ensure that they are communicated to other companies managed by or associated with the company;

➢	to consider material national and international regulatory and technical developments in the fields of safety, health, social, HIV/AIDS and environmental management; and

➢	to facilitate participation, co-operation and consultation on safety, health, social, HIV/AIDS and environmental matters with government, industry, national and international organizations and institutions.
The Sustainable Development Committee makes recommendations to the Board where it deems particular attention required. The committee operates in accordance with specific terms of reference which is currently being reviewed to include matters such as corporate social investment and HIV/AIDS. Four meetings were held during the year which were attended by a majority of the members.
The committee meets periodically and comprises three independent non-executive directors:
•	Modise Motloba (chairman)
•	Nolitha Fakude
•	Rick Menell
Employment Equity Committee
The Employment Equity Committee was established by the Board to ensure that the company meets not only the employment equity regulations stipulated in the Labor Relations Act and in the Mineral and Petroleum Resources Development Act’s Mining Charter Scorecard, but also fulfils Harmony’s own empowerment credentials. The primary purpose of the Employment Equity Committee is to provide guidance to management in developing and implementing a competitive human resource strategy to ensure that Harmony is able to attract, retain and develop the best possible talent to support superior performance.
The responsibilities and duties of the Employment Equity Committee include:
➢	ensuring that a sustainable organizational culture, structures and processes are in place that will support the development of employees and to optimize their potential, in line with the Company’s needs and requirements;

➢	auditing, monitoring and reviewing the development and progress of these employees;

➢	addressing inequalities that may exist in staff profiles and organizational practices;

➢	reviewing and monitoring whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers within Harmony.
The committee typically meets at least once a year or more often should the need arise. No committee meeting was held during fiscal year 2005 although employment equity issues were addressed by the Board.
The independent non-executive members of the Employment Equity Committee are:
•	Nolitha Fakude (chairman)
•	Modise Motloba
•	Rick Menell
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT – FISCAL 2005

		Salaries	Retirement
	Directors’	and	contributions		Total
	fees	benefits [1]	during the	Bonuses	Compensation
Name	($000)	($000)	year ($000)	paid ($000)	($000)

Patrice Motsepe	18	—	—	—	—
Frank Abbott[2]	—
Nolitha Fakude	22	—	—	—	—
Dr. Simo Lushaba	19	—	—	—	—
Rick Menell	13	—	—	—	—

		Salaries	Retirement
	Directors’	and	contributions		Total
	fees	benefits [1]	during the	Bonuses	Compensation
Name	($000)	($000)	year ($000)	paid ($000)	($000)

Dr. Morley Nkosi	16	—	—	—	—
Modise Motloba	14	—	—	—	—
Mike Pleming[3]	25	—	—	—	—
Lord Robin Renwick[4]	4	—	—	—	—
Cedric Savage	23	—	—	—	—
Executive[5]
Bernard Swanepoel	—	296	44	—	340
Ferdi Dippenaar	—	196	32	—	228
Ted Grobicki[6]	—	382	34	—	416
Mangisi Gule[7]	—	69	2	—	71
Nomfundo Qangule[8]	—	175	15	—	190
Senior Management (as a group)[9]	—	2,423	—	—	2,423

TOTAL	154	3,541	127	—	3,668

[1]	4% increase granted to executive directors in October 2004.

[2]	Frank Abbott has waived his non-executive Directors’ fee. Frank was the financial director of Harmony until June 30, 2004.

[3]	Retired from the Board on June 30, 2005.

[4]	Resigned from the Board October 17, 2004.

[5]	Our executive directors have waived their Directors’ fees in terms of our Articles of Association.

[6]	Ted Grobicki’s salary is paid in $Aus.

[7]	Mangisi Gule’s salary was paid from July 1, 2004 to December 24, 2004, when he resigned from the Board.

[8]	Appointed on 26 July 2004, Nomfundo Qangule’s salary is reflected for the 11 month period since the date of her appointment.

[9]	Includes salaries paid to Brenton Saunders and Mohamed Madhi who resigned on September 2, and September 30, 2005, respectively.
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
The executive directors also benefit from pension contributions, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by Harmony and its subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately R0.793 million ($0.128 million). The non-executive directors are entitled to fees as agreed at Harmony’s annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony’s behalf and remuneration for other services, such as serving on committees. Currently, each non-executive director is entitled to R20,000 per quarter plus R5,000 per quarter for every Board sub-committee on which he or she serves. It was agreed at a Remuneration Committee meeting held on July 30, 2004 and at a shareholders’ meeting in November 2004 that non-executive directors will receive an additional daily fee of R4,000 for any services provided over and above their normal duties as non-executive directors.
The terms of employment of the non-executive directors are not set out in any written agreements.

Share Options
No share options were exercised by those executive directors who were with Harmony during the entire fiscal 2005.
At October 21, 2005, Harmony’s directors and senior management held the following share options, totaling less than 1% of Harmony’s share capital:

	Number of	Average strike
Directors	Share Options	price	Expiration Dates

Bernard Swanepoel	469,767	51.58	August 2014
Ferdi Dippenaar	237,141	51.58	August 2014
Ted Grobicki	303,700	44.19	August 2014
Nomfundo Qangule	186,124	52.58	August 2014
Patrice Motsepe	—	—	—
Frank Abbott	73,400	49.6	June 2006
Joaquim Chissano	—	—	—
Nolitha Fakude	—	—	—
Dr. Simo Lushaba	—	—	—
Rick Menell	—	—	—
Modise Motloba	—	—	—
Cedric Savage	—	—	—

Senior Management (13 persons)	2,184,395	54.03	August 2014

Share Ownership
The following sets forth, as at June 30, 2005 and at October 21, 2005, the total amount of ordinary shares directly or indirectly owned by the directors and senior management of Harmony. The directors and senior management of Harmony do not own any preference shares.

	Ordinary Shares			Ordinary Shares
	Number			Number
	as at			as at
Holder	June 30, 2005	Percentage		October 21, 2005	Percentage

Directors
Non-executive
P. Motsepe**	—	—		—	—
F. Abbott	—	—		—	—
J. Chissano	—	—		—	—
N. Fakude	—	—		—	—
Dr. S. Lushaba	—	—		—	—
R. Menell	800		*	800		*
M. Motloba	—	—		—	—
Dr. M. Nkosi †	—	—		—	—
M. Pleming †	—	—		—	—
C. Savage	—	—		—	—
Executive Directors	—	—		—	—
B. Swanepoel	—	—		10,000		*
F. Dippenaar	—	—		—	—
N. Qangule	—	—		—	—
T. Grobicki ***	30,000		*	30,000		*

Total Directors (12 persons)	30,800		*	40,800		*

Total Senior Management (13 persons)	—	—		—	—

†	Resigned from the Board on June 30, 2005.

*	Indicates beneficial ownership of less than 1% of the relevant class of securities.

**	The 14% indirect shareholding held by P Motsepe was transferred to ARM Limited in accordance with the ARM transaction in April 2004. See “Related Party Transactions.”

***	All holdings are beneficial, other than the 30,000 held by T. Grobicki on behalf of a trust of which he is a trustee, but not a beneficiary.
Options to purchase a total of 18,213,084 ordinary shares were outstanding on June 30, 2005 which were awarded/allocated to management. The exercise prices of the outstanding options range between Rand 22.90 and Rand 93.00 per share and they expire between 2008 and 2015. Of the outstanding options, options to purchase 2,596,250 ordinary shares were held by directors and senior management of Harmony and its subsidiary companies, as described above. No consideration was payable on the grant of these options. No further share options have been granted since June 30, 2005.
EMPLOYEES
General
The South African underground gold mining industry is very labor-intensive. The Australian gold mining industry involves more mechanized mining, which is less labor intensive. The following table lists the total number of employees at each of Harmony’s operations, together with people working at Harmony’s operations but employed by outside contractors, at June 30 of the past three fiscal years:

	Harmony employees at June 30,				Outside contractors at June 30,
	2005	2004	2003		2005	2004	2003

South Africa
Elandskraal	4,149	6,213	6,611		14	24	490
Free State (old)	11,365	10,974	12,317		78	69	686
Free Gold	15,404	17,975	8,573	[1,2]	61	84	839
Evander	5,895	7,344	6,770		7	15	1,425
Randfontein	5,640	6,756	7,154		86	92	589
Kalgold	180	188	229		2	—	282
ARMgold	3,530	4,746	—		78	75	—
Avgold	435	534	—		5	—	—
Other	71	667	12		—	—	—
Australia	198	516	255		555	512	309
Canada
Bissett	—	—	6		—	—	—
Papua New Guinea	200	269	215		35	5	12

Total	47,067	55,913	41,927		921	871	4,945

[1]	This represents Harmony’s 50% interest in the Free Gold Joint Venture for 2003 and 2004.

[2]	This includes St. Helena’s employees.
Unionized Labor
South Africa
Labor relations in South Africa are regulated by legislation that entrenches the rights of employees in respect of:
•	prescribed minimum levels of compensation and benefits;
•	trade union access and membership;

•	the right to strike;
•	mandatory compensation in the event of termination for operational reasons;
•	affirmative action policies and programs;
•	compensation in the event of occupational illness or injury; and
•	financing of training programs.
In the mining industry in particular, the relationship at work between unions, the company and the state (the so-called tri-partite relationship) is strictly governed and provides for consultation and joint management of many operational issues, including for example, health and safety.
The major unions present and recognized by Harmony are: the National Union of Mineworkers (NUM), the United Association of South Africa (UASA), Mineworkers’ Solidarity and the South African Electrical Workers’ Association (SAEWA).
Union representation at Harmony in South Africa as at June 30, 2005:
o	NUM 78.5%

o	UASA 7.2%

o	Solidarity 2.0%

o	SAEWA 0.2%

o	Balance (not unionized) 12.10%.
As a result of our highly unionized labor force and the fact that labor costs constitute approximately 50% of production costs, we have attempted to balance union demands with the need to contain and reduce cash costs in order to ensure the long-term viability of its operations.
We have been restructuring our operations, mainly as a result of the external economic factors, and have been working with the unions over the past two years as part of the restructuring process. An agreement was entered into in the first half of 2004 with all unions on principles that are meant to guide the retrenchment process. The agreement was the first of its kind in the gold mining industry. The principles agreed included the following:
•	reskilling, retraining and redeployment of surplus employees for alternative vacant positions that may exist at a particular operation or other Harmony operations;
•	implementation of CONOPS (described below) to create additional job opportunities;
•	transferring surplus or redundant employees to other Harmony operations that have placement opportunities;
•	opening up voluntary retrenchment to minimize the impact of restructuring and/or closure of shafts/mines; and
•	replacing contractors, who are involved in non-specialized work, with Harmony employees;
In addition, we have concluded a “social plan” agreement, which offers retrenched employees the opportunity to receive portable skills which entail training such as bricklaying, plumbing, carpentry, welding, basic farming and manufacturing. The costs are to be borne on a 50/50 basis between companies and the Department of Labor in respect of South African citizens and 100% in respect of non-South Africans. Our portion of the funding will be sourced from the Social Plan Trust Fund, which is valued at Rand 21 million. In particular, the social plan has been affected by the restructuring in the Free State. In the Free State to date there have been 1,635 compulsory retrenchments and 1,414 voluntary retrenchments.
The restructuring proceeded smoothly in most regions in fiscal 2005, but unfortunately we were unable to implement the agreement with the unions at the Free State operations. The reality was that the loss-makers and mined-out shafts have to be scaled down, closed or placed on care-and-maintenance, not only to stem the losses but also to stop depleting reserves that might become profitable with time at a higher gold price.

At the beginning of January 2005, the NUM withdrew its support for Sunday work permission at all our Free State operations, excluding Target. (Permission for Sunday work is given by the Department of Minerals and Energy (DME) and requires union support). Other delays in the much-needed Free State restructuring program included the receipt on May 6, 2005 of an 11th-hour Labor Court interdict against the planned restructuring.
Therefore, on May 19, 2005 we had to restart our restructuring process, beginning with the issue of a Section 189 notification (in terms of the South African Labor Relations Act) at our affected operations. The Section 189 notification provided for a 60-day notice and consultation period for all potentially affected employees and shafts. Following a period of consultation, negotiation and planning, we signed a new agreement with the NUM on July 19, 2005. This allowed us to right-size the Free State operations and re-implement CONOPS at our two biggest Free State operations, Tshepong and Bambanani, and later in the year, we will implement CONOPS at the Masimong shaft complex. As part of the agreement, we undertook to replace non-specialized contractors with our own surplus employees, to transfer employees to vacancies at our other South African operations where possible, and to offer voluntary retrenchments for a period of two weeks.
The re-implementation of the CONOPS agreement in the Free State is subject to a successful application for Sunday-work permission, which will be for an initial period of 14-months. The agreement provides for a three-month notice period of either party’s intentions to terminate CONOPS. The agreement also provides for the implementation of the job-loss avoidance measures to be monitored and for dispute resolution under the auspices of the Council for Conciliation, Mediation and Arbitration (CCMA).
CONOPS has not been implemented at all shafts, nor will it be. CONOPS will only be efficient at those operations with the sufficient ore reserves and infrastructure capacity. The implementation of CONOPS is not only a sensible business decision, it also aligns our work practices with those of mining companies internationally, makes best use of assets and infrastructure, and maximizes benefits for employees and other stakeholders. By introducing CONOPS, we are, however, going against current and historical practices in South Africa.
Harmony participates in industry-wide Central Chamber of Mines negotiations for Category 3 to 8 semi-skilled employees. Wage negotiations within the Central Chamber of Mines generally take place on a company-wide basis, while negotiations on other working conditions and with other unions and associations take place on a mine-by-mine basis. Employees at Kalgold and Free Gold are not covered by the Central Chamber of Mines negotiations and, accordingly, these employees are not covered by the two-year agreement concluded in August 2001. On May 31, 2002, following a strike, Harmony concluded a one-year wage agreement with Kalgold’s NUM branch, resulting in an average wage increase of 9% for workers in the lowest job category, which consists of general laborers, and an average wage increase of 8% for the remainder of the covered employees, which consists of semi-skilled and skilled employees working as plant operatives and artisan assistants.
Harmony experienced no significant strikes in fiscal 2003. In fiscal 2004, following a protected strike that lasted from February 12, 2004 to February 16, 2004, we and the NUM reached an agreement on annual wage increases. NUM accepted our proposal and these employees have now been included in the bi-annual wage agreement.
We experienced a number of strikes during fiscal 2005, one an industry-wide strike and the others mainly related to restructuring. These were all resolved in an amicable fashion. In total, 422,754 shifts were lost in fiscal 2005 at the South African operations as a result of strike action. The most significant strike was the one from March 23, 2005 to April 6, 2005 at our Free State operations, which were mainly about housing and outsourcing issues; 277,452 shifts were lost as a result of the strike.
Australia
Employee relations in Australia are regulated by a combination of federal and state statues that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are Australian Workplace Agreements under federal and legislation. Our Australian workforce is not unionized.
Harmony continues to work to improve workplace relationships, have effective domestic dispute settlement arrangements and through the establishment of a statutory body, the Commission for Conciliation, Mediation and Arbitration.
Share Option Scheme
Harmony has employee share option schemes under which certain qualifying employees may be granted options to purchase shares in Harmony’s authorized but unissued ordinary shares. Of the total 8,000,000 ordinary shares under the specific authority of the directors in terms of the Harmony 2001 Share Option Scheme, 7,572,500 have been offered to participants leaving a balance of 427,500. In addition, a total of 1,065,400 shares were still outstanding under the Harmony 1994 Share Option Scheme. On November 12, 2003, an additional 23,204,960 ordinary shares were approved to be offered to participants under the Harmony 2003 Share Option Scheme. As of June 30, 2005, options for Harmony employees to acquire 13,532,997 ordinary shares were granted, leaving a balance of 9,671,963.
Under the 1994 Share Option Scheme, the maximum number of share options that could be granted was equal to 10% of the outstanding Harmony Ordinary Shares on the date of the grant. At the annual general shareholders’ meeting held on November 16, 2001, Harmony’s shareholders approved the 2001 Share Option Scheme to replace the 1994 Share Option Scheme. The 2001 Share Option Scheme came into effect on November 16, 2001; however, options previously issued under the 1994 Share Option Scheme remain in force. The terms of the 2001 Share Option Scheme are substantially equivalent to the 1994 Share Option Scheme, except that the maximum number of share options that may be granted under the 2001 Share Option Scheme is a fixed amount (8,000,000) rather than a percentage of share capital. Options granted under the 1994 Share Option Scheme that remain outstanding are not counted against this maximum.
A Share Option Scheme (the 2003 Scheme) was approved by shareholders on November 14, 2003. The total number of shares reserved for the 2003 Scheme was 23,234,960, which represented 9% of the issued share capital of the company as at September 16, 2003. It was the intention at the time to reserve 4% of the then issued share capital for managerial employees and 5% for broad-based participation by non-managerial employees. 5% of the 2003 Scheme has been allocated to management.
Shares which are the subject of lapsed or terminated options and shares which are the subject of options which have been exercised by participants who are no longer employees shall not be regarded as being reserved for the 2003 Share Option Scheme.
The Share Option Schemes may be amended from time to time (whether retrospectively or otherwise) by the Board in any respect (except for certain specific clauses that may only be amended through approval in a general meeting), provided that no such amendment shall operate to alter the terms and conditions of any option granted to a participant prior thereto, without the written consent of that participant and provided that the prior written approval of the JSE has been obtained. Share option allocations are approved by the Remuneration Committee. No share options were re-priced during the 2005 fiscal year.
Broad-Based Scheme
In line with our negotiations with the unions, a decision has been taken to form a separate broad-based employee share option scheme or trust (the Broad-Based Scheme), with the beneficiaries thereof being non-managerial employees and communal employee beneficiary schemes, aimed at benefiting our non-managerial employees and their families. The total number of shares to be reserved for the Broad-Based Scheme will be 5% of our current issued share capital — thus increasing the number of shares available for broad-based participation by non-managerial employees from the initially proposed 12,908,311 to 19,667,060. Options will be granted under the Broad-Based Scheme, subject to certain employee performance linked milestones which can be realistically achieved. Once achieved, the value is unlocked to the Broad-Based Scheme for the ultimate benefit of the non-managerial employees. Management and employees will jointly participate in the structuring of the Broad-Based Scheme, which the company intends forming and implementing during the current financial year. It is the intention of the company to structure the Broad-Based Scheme to maximize recognition of black participation therein, both from the perspective of the Mineral and Petroleum Resources Development Act and the Broad-Based Black Economic Empowerment Act.
Amendment to 2003 Scheme
At the Shareholders’ meeting to be held on November 4, 2005, shareholders will be required to approve the amendment of clause 3.2 of the Harmony (2003) Share Option Scheme by substituting it with the following clause:
“3.2 The aggregate number of unissued shares that may be used for the Option Scheme and the Existing Schemes, shall not exceed 14% of the issued share capital of the Company from time to time, which as at 1 September 2005 is represented by 55,067,767 shares. Shares which are the subject of lapsed or terminated options and shares which are the subject of options which have been exercised by participants who are no longer employees shall not be regarded as being reserved for the Option Scheme.”
This ordinary resolution is required as the Harmony (2003) Share Option Scheme limited the aggregate number of shares that may be used for the Scheme and the other existing Schemes to 14% of the issued share capital of the company as at September 16, 2003. The issued share capital of the company has increased substantially since September 16, 2003 and the amendment accommodates this.

Share Purchase Scheme
On November 29, 1999, Harmony adopted a Share Purchase Scheme in which eligible employees may participate. The Share Purchase Scheme provides for a share purchase trust controlled by Harmony. In 2003, Harmony adopted a Share Purchase Scheme in which 1994 and 2001 Share Option Scheme participants respectively were allowed to participate. Up to March 27, 2003, the Share Purchase Scheme was used for the purpose of making loans to employees to exercise their options under the 1994 Share Option Scheme. On March 27, 2003, it was resolved that in view of US legislation the trust would no longer provide recourse loans to employees to acquire shares. Non-executive directors serve as trustees for the share purchase trust. The trustees are not eligible to receive loans from the trust.
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
Harmony is an independent gold producer, with no single shareholder exercising control. As of October 21, 2005, the issued share capital of Harmony consisted of 393,401,244 ordinary shares. To the knowledge of Harmony, (A) Harmony is not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in control of Harmony.
The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares.
Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.
A list of the 5% holders of our securities as of September 30, 2005 is set forth below:

	Number of
Holder	Shares	Percentage
1. The Bank of New York [1]	145,265,225	36.9%
2. ARM Ltd. [2]	63,632,922	16.2%
3. Allan Gray Ltd.	55,349,494	14.1%
4. JP Morgan Chase Bank [3]	24,096,371	6.13%

[1]	Depository with respect to the ADRs held on the U.S. register.

[2]	Patrice Motsepe has an indirect holding in ARM Limited.

[3]	Depository with respect to Harmony’s International Depository Shares.
The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares.
As of October 21, 2005, there were 2,755 holders of record, which accounted for less than 1% of our ordinary shares. In addition, there were 121,566,148 ADRs outstanding at that date, representing 30.9% of our share capital.
RELATED PARTY TRANSACTIONS
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction since July 1, 2002 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.
ARM Limited currently holds 16.2% of Harmony’s shares. Patrice Motsepe, Bernard Swanepoel, Frank Abbott and Rick Menell are directors of ARM Limited.
Harmony’s shareholding in African Rainbow Minerals Limited, or ARM Limited was diluted in fiscal 2004 following a range of transactions to restructure ARM Limited among Harmony, ARM Limited and ARMI. ARMI is represented by Patrice Motsepe, a non-executive director and chairman of Harmony and executive chairman of ARM Limited. The reorganization principally involved the sale to ARM Limited of (i) ARMI’s holding of 35,002,396 shares in Harmony; (ii) all of the issued shares in ARM Platinum, now a subsidiary of ARM Limited; and (iii) the sale of ARMI’s interest in certain loans to ARM Mining Consortium Limited. As a result, Harmony’s interest in ARM was diluted from 34.5% to 19.84%. In addition, in May 2004, Harmony issued 28,630,526 ordinary shares to ARM in exchange for Avgold shares to acquire a 42.2% holding in Avgold, formerly a subsidiary of ARM Limited. A further 31,888,830 ordinary shares were issued to ARM Limited on May 17, 2004 and May 20, 2004 to acquire the shareholding of the Avgold minorities and Avgold is now a wholly-owned subsidiary of Harmony. Also as part of the reorganization transactions, ARM Limited acquired the Kalplats platinum discovery and associated mineral rights from Kalgold, a subsidiary of Harmony. Kalgold has renounced its rights to the 2,000,000 ARM Limited shares it received in the acquisition in favor of Harmony.
In fiscal 2005 we decreased our interest in ARM Limited. On February 3, 2005, we undertook a secondary placing of 3,703,704 shares of our holding in ARM Limited at a price of R27.00 per share. On March 15, 2005, we placed another 3,418,803 of our ARM Limited shares at a price of R29.25 per share. Following the ARM Empowerment Trust transaction described below, the remaining 3% shareholding in ARM Limited was sold in the open market on May 27, 2005, at R29.01 (US$ 4.42) per share, realizing net proceeds of R146,573,431 (US$ 22,326,494) (translated at US$1 = R6.565, the rate on May 27, 2005).
On April 21, 2005, we disposed of our 14% investment in ARM Limited (the balance of our shareholding, save for the 3% described above) to The ARM Broad-Based Economic Empowerment (BEE) Trust, known as the ARM Empowerment Trust, for a cash consideration of R829,827,460 (US$ 136,765,960) representing a price of R29.00 (US$ 4.78) (translated at US$1 = R6.0675, the rate on April 21, 2005) per ARM share. The ARM Empowerment Trust has been established for the purpose of holding the ARM Limited shares to further facilitate broad-based empowerment in ARM Limited’s shareholder base, which in turn benefits Harmony by enhancing Harmony’s empowerment credentials.
Two of our directors, Nomfundo Qangule and Frank Abbott (Financial Director of ARM Limited), are trustees of the ARM Empowerment Trust. ARM is one of Harmony’s largest shareholders and BEE partner holding 16.2% of Harmony. On April 15, 2005, the ARM Empowerment Trust entered into a term loan facility of R356,149,124 million (US$ 56,689,077) (translated at US$1 = R6.2825, the rate on April 15, 2005) with Nedbank Limited, or Nedbank for the purpose of funding the ARM Empowerment Trust’s partial acquisition of the shares Harmony held in ARM. The loan bears interest, compounded monthly, at a variable rate linked to the JIBAR. Interest accrued during the year ended June 30, 2005, amounted to R8 million (US$ 1.29 million). The loan is repayable on the fifth anniversary of the advance date.
Also on April 15, 2005, the ARM Empowerment Trust entered into a second term loan facility of R480,400,000 million (US$76,466,375) (translated at US$1 = R6.2825, the rate on April 15, 2005) with Nedbank for the purpose of funding the balance of the ARM Empowerment Trust’s acquisition of the shares Harmony held in ARM Limited. The loan bears interest, compounded monthly, at a variable rate linked to the JIBAR. Interest and additional charges accrued during the year ended June 30, 2005, amounted to R9 million (US$ 1.5 million) and R7 million (US$1.1 million). The loan is repayable on the fifth anniversary of the advance date.
The purchase by the ARM Empowerment Trust of the 14% stake in ARM Limited was partially financed and underwritten by Harmony. Although the Trust is fully liable, Nedbank has a put option whereby the second loan of R480,400,000 (US$76,466,375) can be put to Harmony by Nedbank in the event of default of either of the loans obtained by the Trust in acquiring the shares from Harmony. In addition, Harmony is entitled at any time up to the facilities discharge date to call the loan. The put and call option, together with the fact that two of Harmony’s directors are trustees of the ARM Empowerment Trust, resulted in Harmony not being able to demonstrate that control over the shares have been surrendered for accounting purposes . Therefore, Harmony has not been able to reflect the transfer of its investment to the ARM Empowerment Trust as a sale and the total liability to Nedbank and the total investment in ARM Limited has been accounted for in Harmony’s consolidated balance sheet. See discussion of ARM Empowerment Trust in consolidated financial statements. This is intended to be unwound as the “B” units in the ARM Empowerment Trust are taken up and paid for by the beneficiaries of the ARM Empowerment Trust.
We acquired several companies owned by ARMI as part of the ARMgold acquisition in September 2003 pursuant to which Harmony acquired all of the shares in ARMgold. These companies had competitive contractual arrangements with ARMgold for the provision of services and supplies related to ARMgold’s business which were entered into before the ARMgold merger. These companies provided services and supplies to the merged company and were sold in July 2004 and November 2004. See Note 12 of our consolidated financial statements included in this annual report.
Certain of ARMI’s subsidiaries and community development companies established for the benefit of the 60,000 community residents living near the ARM Mining Consortium/Anglo Platinum Joint Venture mine received non-interest bearing loans from ARMgold prior to the ARMgold merger in the aggregate amount of R37 million. No interest was charged due to ARMgold’s long-term commitments and contribution to upliftment and empowerment, for which ARMgold has received recognition and credit. These loans were repaid in full as of June 30, 2004.
INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8. Financial Information
CONSOLIDATED STATEMENTS
Please refer to Item 18. “Financial Statements” of this annual report.
Legal Proceedings
None of Harmony’s property is the subject of pending material legal proceedings. We experience a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business. Our management does not believe that liabilities related to such claims and proceedings are likely to be, individually or in the aggregate, material to our consolidated financial condition.
In December 2004, 10 plaintiffs employed at the Elandsrand Mine instituted actions in respect of silicosis claims. The First Defendant in these matters is Anglo American Corporation of South Africa Limited, with Harmony cited as the Second Defendant. These 10 claims constitute test cases in relation to claims for damages for silicosis allegedly contracted by the plaintiffs over their period of employment with Anglo American and Harmony at Elandsrand. The Occupational Diseases and Mine Works Act (unlike other similar legislation) does not contain a clause precluding employees from instituting claims against employers for damages arising from an occupational disease. While we cannot guarantee a favorable result, the Board does not believe that the present 10 test cases present a significant risk and the probabilities vastly favor a dismissal of the actions.
On April 15, 2002, Wadethru Securities (Pty) Ltd, or Megamore, brought an action against Harmony in the High Court in South Africa. Megamore has claimed damages totaling R69,403,299 for various claims relating to a Vamping Agreement and a Sale Agreement in respect of Brand 2 Shaft. Megamore is currently in liquidation and the appointed liquidator will decide whether or not to proceed with this claim. Harmony has prepared a response to each claim to facilitate the liquidator’s ability to make a decision. Harmony does not believe the Megamore claims have merit, although there is no guarantee that the liquidator will agree not to proceed with the claim and in fiscal 2005 liquidators indicated that they will not pursue the claim.
On September 23, 2002, Harmony and Durban Roodepoort Deep, another South African gold mining company, filed a complaint with the South African Competition Commission against Iscor, a South African steel producer. The complaint alleges that Iscor is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission did not refer the complaint to the Competition Tribunal. On February 27, 2004, Harmony and Durban Roodepoort Deep referred the complaint to the Competition Tribunal for determination and the parties to the complaint are in the process of exchanging pleadings. We are presently awaiting a date for the hearing.
Gold Fields Proceedings
There were a number of legal and regulatory proceedings that occurred during the course of the bid for Gold Fields Limited in fiscal 2005 which began in October 2004 and culminated in May 2005 with a South African High Court ruling to the effect that Harmony’s subsequent offer for Gold Fields lapsed on December 18, 2004. The ruling did not effect Harmony’s initial offer for Gold Fields, which resulted in Harmony owning approximately 11.5% of the issued share capital of Gold Fields, of which approximately 6.1% was sold in June 2005. Following the sale, Harmony holds 26,629,409 Gold Fields shares, representing approximately 5.4% in the issued share capital of Gold Fields.
Dividends and Dividend Policy
We paid interim and final dividends on our ordinary shares in 2003 and 2004. Due to operating conditions and our commitment to expenditure on long-term growth projects, we were not able to declare any dividends in fiscal 2005. An interim dividend was declared by the Board for the first six months of the fiscal year and paid during the third quarter of the fiscal years 2003 and 2004. For information on Harmony’s accounting policy relating to dividends, see note 2(w) to the consolidated financial statements.
The following table sets forth the dividends announced and paid in respect of Harmony ordinary shares for the periods indicated.

Total net dividends
per ordinary share
(in ZAR)
Final Dividend June 30, 2002	4.25
Interim Dividend December 31, 2002	1.25
Final Dividend June 30, 2003	1.50
Interim Dividend December 31, 2003	0.40
Final Dividend June 30, 2004	0.30
South African law was relaxed to permit the distribution of a company’s equity as a dividend, provided that the necessary shareholder or board approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of accumulated profits or other distributable reserves. Previously under South African law, a company’s equity could not be distributed as a dividend. The amount of dividends, if any, paid in the future will depend on our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board.
Recent Developments
On June 30, 2005, we announced that we would approach the market to purchase up to 25% of the outstanding notional amount of our 13% HAR1 bonds which are listed on the Bond Exchange of South Africa due June 14, 2006. All holders of the bonds were given an equal opportunity to participate in this repurchase. On July 6, 2005, the partial repurchase of Harmony’s HAR1 corporate bond was completed. A total of R281.7 million (US$45.0 million) of the bond’s notional value was repurchased at a cost of R294.6 million (US$47.1 million). This represents 23.5% of the total issue due for redemption in June 2006, compared to an allocated maximum amount for the repurchase of 25% of the total issue. The repurchase was done at a spread of 195 bps above the benchmark government issue (R152). The bond has a semi-annual coupon of 13% and was launched in 2001.
On September 23, 2005, we announced that we had reached agreement with Northern Gold NL on the divestment of our 50% stake in the Burnside Joint Venture for a consideration of A$24 million (US$18.3 million) or R117 million.
In terms of the agreement Northern Gold will purchase Harmony’s sole purpose subsidiary which holds Harmony’s interest in the Burnside JV and the management entity thereof. The purchase consideration of A$24 million (plus replacement of a A$1 million performance bond) is payable in tranches comprising:
•	A non-refundable deposit of A$0.25 million.

•	A cash payment of A$4.0 million and an issue of A$5.0 million of shares (20 million Northern Gold shares) on completion (within six months) and the replacement of a A$1.0 million performance bond.

•	A cash payment of A$5.0 million and the issue of A$4.4 million shares (at an issue price equal to the higher of A$0.25/share and the prevailing 30 day volume weighted average market price) six months after completion, and

•	A cash payment of A$5.35 million payable 18 months after the completion date.
The transaction is subject to normal regulatory approvals that accompany such transactions. The main reason for disposing of our interest was that having a single company controlling leveraged deposits, such as those within the JV, would have been difficult to manage by two companies with contrasting strategies. Harmony will, however, still get exposure to the assets through its shareholding in the controlling company.
Item 9. The Offer and Listing
MARKETS
Stock Exchange Listings and Ticker Codes
The primary listing of our ordinary shares is on the JSE Limited. Our ordinary shares are also listed on stock exchanges in London, Paris and Berlin, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs) and on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

JSE Limited	HAR
New York Stock Exchange	HMY
London Stock Exchange	HRM
Euronext Brussels	HG

Euronext Paris	HMY
Berlin Stock Exchange	HAM1
OFFERING AND LISTING DETAILS
The high and low sales prices in Rand for Harmony’s ordinary shares and warrants on the JSE for the periods indicated were as follows:

	Harmony ordinary shares		Harmony warrants [1]
	(Rand per ordinary share)		(Rand per warrant)
	High	Low	High	Low
Fiscal year ended June 30, 2003
First Quarter	179.90	106.00	135.00	68.10
Second Quarter	161.45	116.90	124.00	76.00
Third Quarter	154.00	90.00	56.21	56.21
Fourth Quarter	115.20	73.44	59.33	57.08
Full Year	179.90	73.44	135.00	56.21
Fiscal year ended June 30, 2004
First Quarter	117.20	84.00
Second Quarter	108.50	92.48
Third Quarter	122.51	95.76
Fourth Quarter	97.25	61.00
Full Year	122.51	61.00
Fiscal year ended June 30, 2005
Month of
First Quarter	88.55	58.00
Second Quarter	93.30	51.00
Third Quarter	58.50	47.50
Fourth Quarter	58.80	36.40
Full Year	93.30	36.40
Month of
June 2005	58.80	47.80
July 2005	61.50	52.10
August 2005	58.50	46.62
September 2005	71.99	47.50
October 2005	74.29	66.00

[1]	Warrants expired as of June 30, 2003.
The high and low sales prices in US dollars for Harmony’s ADRs for the periods indicated, as reported the New York Stock Exchange, were as follows:

	Harmony ADRs
	($ per ADR)
	High	Low
Fiscal year ended June 30, 2003
First Quarter	17.27	9.98
Second Quarter	18.45	11.62
Third Quarter	18.47	11.08
Fourth Quarter	14.90	10.14
Full Year	18.47	9.98
Fiscal year ended June 30, 2004
First Quarter	15.95	10.90
Second Quarter	16.75	13.10
Third Quarter	17.80	13.90
Fourth Quarter	15.62	9.25
Full Year	17.80	9.25
Fiscal year ended June 30, 2005
First Quarter	13.74	9.75
Second Quarter	14.29	9.05
Third Quarter	9.58	7.51

	Harmony ADRs
	($ per ADR)
	High	Low
Fourth Quarter	8.80	5.96
Full Year	14.29	5.96
Month of
June 2005	8.80	7.13
July 2005	9.01	7.85
August 2005	8.99	7.21
September 2005	11.23	7.57
October (through October 21, 2005)	10.27	9.83
THE SECURITIES EXCHANGE IN SOUTH AFRICA
The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
History
The Securities Exchange in South Africa, now known as JSE Limited, was formed in November 1887. In 1993 the JSE became an active member of the African Stock Exchanges Association. On May 15, 1996, the formal bond market passed from the JSE to the Bond Exchange of South Africa and is separately licensed as a financial market in terms of the Financial Markets Control Act. Following the closure of the open outcry trading floor on June 7, 1996, an order driven, centralized automated trading system known as the JSE Equities Trading, or JET, system was introduced together with dual trading and negotiated brokerage. On August 18, 1997, the Listings division of the JSE introduced a real time news service for the dissemination of company announcements and price sensitive information. SENS (Stock Exchange News Service) ensures early, equal and wide dissemination of all information that is expected to have an effect on the prices of securities that trade on the JSE. In 1998, the JSE introduced an Internet-based Service, the Emerging Enterprise Zone, or the EEZ, to match seekers and providers of capital for small and medium business. In November 1999, the electronic clearing and settlement system, STRATE (Share TRAnsactions Totally Electronic) was introduced and the JET system was modified to prepare for the implementation of an open interface to the system via the Application Program Interface. The Alternative Exchange, known as the “AltX”, aimed at attracting smaller companies to the JSE, was launched in October 2003 and currently boasts 14 listings with more companies to list by the end of 2005. Yield-X, which trades spot and derivative interest rate products across the yield curve on an automated central order book was introduced in February 2005. Concurrent with its loss of tax-exempt status on July 1, 2005, the JSE Securities Exchange South Africa demutualized, ending its 118 year history as a tax-exempt, member owned, voluntary association to become JSE Limited, a public but unlisted company.
Integrated and Diversified Exchange
The JSE is a fully integrated exchange, which over the last few years has successfully broadened the range of products offered. Historically the JSE derived most of its revenue from the equities market (100% in 2000). However, new products such as derivatives, fixed interest rate products, exchange traded funds, agricultural products and information products has reduced the JSE’s reliance on equities (71.5% equities,17.6% agricultural products and 10.9% financial derivatives in 2004). Turnover in terms of value of equities traded on the JSE increased during 2004/2005 despite the fall in the number of listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) as at September 30, 2005 was 0.28%.
STRATE Settlement
Under STRATE there are essentially two types of clients: controlled and non-controlled. A controlled client is one who elects to keep his shares and cash with his broker and these shares are held in custody at the broker’s chosen Custodian Bank, the CSDP. A non-controlled client is one who appoints his own CSDP to act as custodian on his behalf. Equity settlements take place on a contractual T+5 (where T= trade date) settlement cycle. Securities and funds become due for settlement a set number of business days after the trade. Contractual settlement is a market convention embodied in the rules of the JSE which states that a client has a contractual obligation to cause a JSE trade to settle on settlement day. The JSE, in its capacity as Settlement Authority, ensures that all on-market trades entered into by two JSE member firms settle five days after the trade date.
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
Rotation
At each annual general meeting of Harmony, one-third of the directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. At the next general meeting of shareholders, Frank Abbott, Cedric Savage and Patrice Motsepe, are due to retire by rotation at the meeting. Retiring directors are eligible for re-election and said directors have made themselves available for re-election.
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
Share Capital
As of June 30, 2005, the issued share capital of Harmony consisted of 393,341,194 ordinary shares with a par value of rand 0.50 each. As of October 21, 2005, the issued share capital of Harmony consisted of 393,401,244 ordinary shares with a par value of Rand 0.50 each. At the annual general meeting held on November 12, 2004, Harmony authorized share capital was increased from 350,000,000 ordinary shares with a par value of Rand 0.50 each to 450,000,000 ordinary shares with a par value of Rand 0.50 each. Directly following this meeting, an extraordinary shareholders’ meeting was held on November 12, 2004, where shareholders approved a further increase of the authorized share capital to 1,200,000,000 ordinary shares with a par value of Rand 0.50 each. The terms of the ordinary shares are described in “ – Description of Ordinary Shares” below.
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
All cash dividends paid by Harmony are expected to be in rand. Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends paid in Rand will be converted by the depository to US dollars and paid by the depository to holders of ADRs, to the extent it can do so on a reasonable basis and can transfer the US dollars to the United States, net of conversion expenses of the depository, and in accordance with the Deposit Agreement.
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
The JSE will, however, allow a company to issue shares to third parties without first offering them to existing shareholders, in circumstances such as the following:
•	pursuant to an employee share incentive scheme the terms of which have been approved by the holders of the relevant class of shares in a general meeting;
•	for the acquisition of an asset, provided that if the issue is more than 30% of the company’s issued share capital, a simple majority of holders of ordinary shares present and voting, must vote in favor of the acquisition;
•	to raise cash by way of a general issue in the discretion of the directors (but not to related parties) of up to 15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-day weighted average trading price prior to the determination date, provided that the holders of ordinary shares, present and voting at a general meeting, must approve the granting of such authority to the directors by a 75% vote; or
•	to raise cash by way of a specific issue of a specified number or a maximum number of shares for cash provided that the holders of ordinary shares, other than controlling shareholders, present and voting, vote in favor of the resolution to issue the shares at a general meeting by a 75% vote. In terms of JSE listings requirements, the circular to be sent to all shareholders informing them of the general meeting must include, inter alia:
o	details of the persons to whom the shares are to be issued if such persons fall into the following categories or other categories identified by the JSE: directors of the company or its subsidiaries or their associates; trustees of employee or directors’ share scheme or pension funds; any person having the right to nominate directors of the company; and certain shareholders holding more than 10% of the issued share capital;

o	if the persons to whom the shares are to be issued are related parties, an independent expert’s opinion that the issue price is fair and reasonable; and

o	should the maximum size of the issue equal or exceed 30% of the company’s issued share capital, full listing particulars, which include, inter alia, a reporting accountant’s report and, in the case of a mining company, a competent person’s report setting out technical details of the company’s operations and assets.
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

Although the concepts are similar, the specific interpretations of fiduciary obligations of directors in South Africa may differ from those in the U.S. and certain other countries. In South Africa, the common law imposes on directors a duty to act with care, skill and diligence and fiduciary duties, which include the duty to conduct the company’s affairs honestly and in the best interests of the company.
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

The Republic of South Africa’s exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and between residents of the Common Monetary Area are subject to these exchange controls, which are regulated by the SARB.
Since 1995 a number of exchange control regulations have been relaxed with regard to both residents and nonresidents. The government remains committed to the total abolition of exchange control, but has stated its intention of following a gradual approach. This gradual approach to the abolition of exchange controls adopted by the South African government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is to reach a point where there is equality of treatment between residents and non-residents in relation to inflows and outflows of capital. South Africa, being classified as an emerging market, is therefore still regarded as a capital importer, hence the controls over capital flows. The risk of capital outflow has been eased over the past five years due to the substantial inflows of foreign portfolio investment and a substantial increase in the country’s foreign exchange reserves. Unlimited outward transfers of capital are not permitted at this stage, but the emphasis of regulation is expected to be increasingly on the positive aspects of prudential financial supervision. Further exchange control liberalization will depend to a large extent on the achievement and maintenance of balance of payments and exchange rate stability.
A considerable degree of flexibility is built into the system of exchange control, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorized dealers.
The main purpose of exchange controls is to ensure the timely repatriation of funds into the South African banking system of certain foreign currency acquired by residents of South Africa, whether through transactions of a current or of a capital nature. Timely repatriation of funds will help avoid undue pressure on the country’s gold and foreign reserves and an undue depreciation of the exchange rate of the Rand, which in turn would result in significant domestic inflation and a weakening of the country’s terms of trade with the rest of the world. Payment of foreign currency and the use of gold and foreign reserves for importation of goods and services into the country is relatively freely allowed.
The comments below relate to exchange controls in force at June 30, 2005. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.
Government Regulatory Considerations
Shares
A foreign investor may invest freely in shares in a South African company, whether listed on the JSE or not. The foreign investor may also sell his or her share investment in a South African company and transfer the proceeds out of South Africa without restriction. However, when the company is not listed on the JSE, the SARB must be satisfied that the sales price of any shares reflects fair market value.
Under present South African exchange control regulations, the ordinary shares and ADSs of Harmony are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. No prior SARB approval is required for the transfer of proceeds to South Africa, in respect of shares listed on the Johannesburg Stock Exchange, provided these funds enter the country through the normal banking channels. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words “non-resident.”
Loans
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

Investments
Harmony is also required to seek approval from the SARB to use funds held in South Africa to make investments outside of South Africa.
Dividends
Dividends declared by a quoted company are freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB.
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
Capital Gains Tax
A capital gains tax is imposed on capital gains realized or shares sold in a South African company. However, only those sellers of shares who are residents of, or have a permanent business establishment in, South Africa will be liable for the tax. The Convention between South Africa and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains only permits the imposition of an income or withholding tax on gains of a United States resident seller from the sale of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa or pertain to a fixed base available to the seller in South Africa for the purpose of performing independent personal services.
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
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Except as described below under the heading “Non-U.S. Holders,” the following summary describes the material U.S. federal income tax consequences for a U.S. holder of owning the ordinary shares. For purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the ordinary shares. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with U.S. holders that will hold the ordinary shares as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization, or person whose “functional currency” is not the US dollar.
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
Dividends paid in South African Rand will be includible in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depository receives, in the case of the ADSs) the dividend. You generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into US dollars immediately upon receipt by the applicable party.
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
DIVIDENDS AND PAYING AGENTS
Not applicable.
STATEMENTS BY EXPERTS
Not applicable.
DOCUMENTS ON DISPLAY
Harmony’s Memorandum and Articles of Association may be examined at its principal place of business being 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa. Harmony also files annual and, furnishes interim reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:
Public Reference Room
100 F Street, NW
Room 1580
Washington D.C. 20549
Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services. Harmony files electronically with the SEC, and the documents it files are available on the website maintained by the SEC at www.sec.gov.

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
Foreign Currency Sensitivity
In the ordinary course of business, Harmony enters into transactions denominated in foreign currencies (primarily US dollars and Australian dollars). In addition, Harmony incurs investments and liabilities in US dollars, Canadian dollars, British pounds sterling and Australian dollars from time to time. As a result, Harmony is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony does not generally hedge its exposure to foreign currency exchange rates.
Harmony did not have any liability subject to risk of foreign currency exchange rate fluctuations at June 30, 2005 as well as at present. At June 30, 2004 however, Harmony had a liability denominated in foreign currency. The liability amounted to US$9 million and reflected Harmony’s only foreign-currency borrowing, which was a US dollar denominated debt from BAE Systems plc. See Item 5. “Operating and Financial Review and Prospects – Credit Facilities and Other Borrowings – Outstanding Credit Facilities and Other Borrowings.” Harmony’s revenues and costs are very sensitive to the Rand-US dollar exchange rate because gold is generally sold throughout the world in US dollars, but most of Harmony’s operating costs are incurred in Rand. Appreciation of the Rand against the US dollar increases working costs at Harmony’s South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from Harmony’s South African operations. See Item 3. “Key Information – Exchange Rates” and Item 3. “Key Information – Risk Factors – Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
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
Harmony’s Hedge Policy
As a general rule Harmony sells its gold production at market prices. Currently, we generally do not enter into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. For more detailed information on Harmony’s hedge policy, see Item 4. “Information on the Company – Business – Hedge Policy.”
A substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony engaged in a process to reduce the New Hampton and Hill 50 hedge books. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50). These hedge positions were classified as normal purchase and sale agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to the agreed-upon prices. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations again, in which these hedge agreements were classified as speculative contracts. The mark-to-market movements on these contracts are reflected in the income statement. Harmony has reduced the remaining hedge positions of the Australian operations by primarily closing out the remainder of these hedge agreements. The resulting hedge portfolio, as of June 30, 2005, covered 495,000 ounces over a five-year period at an average strike price of A$518 per ounce (US$395 per ounce at an exchange rate of A$0.76 per US$1.00).
Commodity Sales Agreements
Harmony’s commodity sales agreements by type of agreement as of June 30, 2005 are set forth below.

						Mark-to-
	Maturity – Scheduled for Delivery in Fiscal Year					market
	2006	2007	2008	2009	Total	$000
FORWARD SALES AGREEMENTS

Ounces	108,000	147,000	100,000	100,000	455,000	(36,828)
A$/ounce	510	515	518	518	515
CALL OPTIONS SOLD
Ounces	30,000	10,000	—	—	40,000	(994)
A$/ounce	552	562	—	—	554
Total	148,000	157,000	100,000	100,000	495,000	(37,822)
For accounting purposes, Harmony’s commodity sales agreements do not meet the hedge accounting criteria. The mark-to-market values of these agreements were determined at specific points in time based on independent valuations, using present value methods or standard option value methods with assumptions about commodity prices based on those observed in the gold market. For the determination as of June 30, 2005, a gold price of US$435 (A$571) per ounce was used, together with exchange rates of US$0.76 per A$1.00 and prevailing market interest rates and volatilities. These values are estimates that involve uncertainties and cannot be determined with precision.
Sensitivity Analysis
A sensitivity analysis of the mark-to-market valuations of Harmony’s commodity sales agreements as of June 30, 2005 is set forth below.

	Gold spot price at June 30, 2005
Sensitivity to $ gold spot price	$30	$20	$10	$435	($10)	($20)	($30)

Mark-to-market ($ million)	(23.5)	(28.2)	(32.9)	(37.8)	(42.6)	(47.5)	(52.4)

	Weighted average interest rate at June 30, 2005
Sensitivity to Australian dollar interest rates	1.5%	1.0%	0.5%	5.83%	(0.5%)	(1.0%	)	(1.5%)

Mark-to-market ($ million)	(42.3)	(40.8)	(39.3)	(37.8)	(36.2)	(34.6)		(33.0)

	US$/A$ exchange rates at June 30, 2005
	$1.00=
Sensitivity to $/A$ exchange rates	A$0.15	A$0.10	A$0.05	A$1.31	(A$0.05)	(A$0.10)	(A$0.15)
Mark-to-market ($ millions)	(55.9)	(49.5)	(43.3)	(37.8)	(28.4)	(20.0)	(12.5)
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
During fiscal 2003, Harmony closed out the remaining variable price sales contracts with floors which were inherited through the acquisition of Hill 50. No gold production was sold under these hedging contracts in fiscal 2004 and the derivative contracts, which related to the 2004 fiscal year, were closed out prior to the various delivery dates. During fiscal 2005, Harmony did not close out any hedge contracts.
Realization of Harmony’s commodity sales agreements is dependent upon the counterparties performing in accordance with the terms of the relevant contracts. Harmony selects well-established financial institutions as counterparties and has used various different counterparties for its hedging arrangements that have been converted into commodity sales agreements. These counterparties consist of local and international banks, none of which have previously failed to perform as required under Harmony’s hedging arrangements. Although Harmony does not anticipate that any of the counterparties will in the future fail to perform as required under Harmony’s commodity sales agreements, Harmony’s agreements with the counterparties generally do not require the counterparties to provide collateral or other security to support financial instruments subject to credit risk, but do entitle Harmony to monitor the counterparties’ credit health in order to protect itself against exposure to the potential credit loss of the counterparties. The commodity sales agreements cover approximately 5% of Harmony’s production, individually and aggregated, over the five years for which Harmony’s commodity sales agreements exist. None of the counterparties are affiliates or related parties of Harmony.
In fiscal 2004, Harmony sold 3,315,595 ounces of gold at average price of $385 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $829 million for fiscal 2004, a reduction of approximately $448 million in product sales. In fiscal 2005, Harmony sold 2,965,250 ounces of gold at an average price of $427 per ounce. At a gold price of $250, product sales would have amounted to approximately $741 million for fiscal 2004, a reduction of approximately $525 million in product sales.
The gold spot price on October 21, 2005 was $463 per ounce. During fiscal 2005, the gold spot price traded in a range from $454.20 to $387.30 per ounce.
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
The maturity schedule of the Harmony Group’s currency contracts as at June 30, 2005 are set forth below:

			Mark-to-
	Maturity – Scheduled for Fiscal Year		market
	2006	Total	$000
Forward Exchange Contracts

US$ million	39.5	39.5	16,467
Average strike ZAR/US$	9.54	9.54
(Buy US$, sell ZAR, at the agreed exchange rate)
Forward Exchange Call Contracts Sold US$ million	39.5	39.5	0.4
Average strike ZAR/US$	9.54	9.54
(Sell US$, buy ZAR, at the agreed exchange rate)
Total			16,467
Sensitivity Analysis
A sensitivity analysis of the mark-to-market valuations of Harmony’s currency contracts as of June 30, 2005 is set forth below:

	US$ /ZAR spot rate June 30, 2005
	$1=
Sensitivity to US $/ZAR spot rate	R0.15	R0.10	R0.05	R6.67	(R0.05)	(R0.10)	(R0.15)
Mark-to-market ($ millions)	(15.6)	(15.9)	(16.2)	(16.5)	(16.8)	(17.1)	(17.3)

	Weighted average interest rate at June 30, 2005
Sensitivity to ZAR interest rates	1.5%	1.0%	0.5%	7.00%	(0.5%	)	(1.0%	)	(1.5%	)
Mark-to-market ($ millions)	(16.3)	(16.3)	(16.4)	(16.5)	(16.5)		(16.6)		(16.7)
Interest Rate Sensitivity
Gold lease rate swaps. Harmony generally does not undertake any specific actions to cover its exposure to interest rate risk. However, through its acquisitions of New Hampton and Hill 50, Harmony held certain gold lease rate swaps. Harmony closed out all the remaining gold lease rate swaps during fiscal 2005.
Interest rate swaps. On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1.2 billion ($180 million at an exchange rate of R6.67 per U.S.$1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds are repayable on June 14, 2006. In connection with these bonds, Harmony entered into an interest rate swap on Rand 600 million ($90 million at an exchange rate of R6.67 per U.S.$1.00). The interest rate swap consists of two tranches: (i) a Rand 400 million ($60 million at an exchange rate of R6.67 per U.S. $1.00) tranche which receives a fixed rate of 13% and pays a floating rate of 3 Month JIBAR (reset quarterly) plus 1.8% and (ii) a Rand 200 million ($30 million at an exchange rate if R6.67 per U.S.$1.00) tranche which receives a fixed rate of 13% and pays a floating rate at 3 month JIBAR (reset quarterly) plus 2.2%. See Item 8. “Financial Information – Recent Developments” for a description of our recent partial buy-back of these bonds.
A sensitivity analysis of the mark-to-market valuations of Harmony’s interest rate swaps as of June 30, 2005 is set forth below.

	Weighted average ZAR interest rate at June 30, 2005
Sensitivity to South African Interest Rates	1.5%	1.0%	0.5%	7.00%	(0.5%)	(1.0%)	(1.5%)
Mark-to-market ($ millions)	(2.6)	(2.9)	(3.2)	(3.6)	(3.9)	(4.2)	(4.5)
The fair values of Harmony’s interest rate derivatives were determined at specific points in time by comparing the fixed and floating interest rates based on the current forecast of rates, or the market yield curve, discounted to present value. These values are estimates that involve uncertainties and cannot be determined with precision.
At June 30, 2005, Harmony’s assets and liabilities included certain short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates due to their short-term nature and variable interest rate features.
At June 30, 2005, the fair value of Harmony’s US dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was $ nil.
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
At a general meeting held on November 12, 2004, Harmony’s shareholders approved resolutions (i) increasing Harmony’s authorized ordinary share capital from a total of R175,000,000 divided into 350,000,000 ordinary shares of R0.50 each to R225,000,000 divided into 450,000,000 ordinary shares of R0.50 each (ii) authorizing the Board to allot and issue all or any of Harmony’s authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE (iii) authorizing Harmony to acquire from time to time such a number of its issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which Harmony’s ordinary shares may be quoted or listed. The shareholders also approved amendments to Harmony’s Articles of Association in order to comply with the JSE amended listing requirements.
Directly following the general meeting an extra-ordinary shareholders’ meeting was held on November 12, 2004 regarding the proposed merger with Gold Fields Limited. At this meeting Harmony’s shareholders approved a further increase of the authorized share capital from R225,000,000 divided into 450,000,000 ordinary shares of 50 cents each to R600,000,000 divided into 1,200,000,000 ordinary shares of R0.50 cents each.
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
USE OF PROCEEDS
Not applicable.
Item 15. Controls and Procedures
The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. These rules refer to the controls and other procedures of the company that are designed to ensure that information required to be disclosed by the company in the reports that are filed under the Exchange Act is recorded, processed, summarized and reported within required time periods. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report and they have concluded that such controls and procedures were reasonably designed and were effective to ensure that information required to be discussed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized or reported within the time period specified in the rules and forms of the SEC.
Item 16A. Audit Committee Financial Expert
At this time Harmony does not have an individual “audit committee financial expert” as defined by the rules of the SEC. The audit committee members through their collected experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principles, overseeing the preparation, audit and evaluation of financial statements. Harmony believes that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002. See Item 7. “Directors and Management – Board Practices – Audit Committee.”
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

Fiscal year ended June 30, 2004	$1.1 million
Fiscal year ended June 30, 2005	$1.121 million
AUDIT-RELATED FEES
The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2004	$0.6 million
Fiscal year ended June 30, 2005	$0.915 million
Fees related to interim reviews and review of interim reports and other SEC filings.
TAX FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2004	$0.1 million
Fiscal year ended June 30, 2005	$0.20 million
Services comprised advice on capital gains tax issues, treatment of tax in respect of acquisitions, guidance on Section 404 Sarbanes Oxley compliance and share option schemes.
ALL OTHER FEES
The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2004	$0.1 million
Fiscal year ended June 30, 2005	$0.123 million
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
Item 16E. Purchases of Equity Securities by the Issuer
Not applicable.
Item 17. Financial Statements
We have elected to provide financial statements for the fiscal year ended June 30, 2005 and the related information pursuant to Item 18.
Item 18. Financial Statements

Item 19. Exhibits
1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended.

2.1	Notice to shareholders dated September 3, 2004 in respect of the Annual General Meeting held on November 12, 2004.

2.2	Notice to Shareholders dated September 2, 2005 in respect of the Annual General Meeting to be held on November 4, 2005.

2.3	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.4	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.5	Form of ADR (included in Exhibit 2.4).

2.6	Excerpts of relevant provisions of the South African Companies Act (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.7	Excerpts of relevant provisions of the JSE Securities Exchange South Africa listing requirements (incorporated by reference to Harmony’s Registration Statement (file no. 0-28798) on Form 20-F filed on September 20, 1996).

2.8	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.9	Shareholder Circular to Avgold shareholders dated April 8, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.10	Shareholder Circular to Anglovaal Mining Limited’s (“ARM”) shareholders dated March 23, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.11	Trust Deed entered into between Harmony and JPMorgan Corporate Trustee Services Limited dated May 21, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.12	Agency Agreement between Harmony, JPMorgan Corporate Trustee Services Limited, JPMorgan Chase Bank and JPMorgan Luxembourg SA dated May 21, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.13	Form of Global Bond (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.14	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

3	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited’s (“ARM”) holding in Harmony, ARM Platinum (Pty) Ltd (“ARMPlats”) and the African Rainbow Minerals Consortium Limited’s debt, signed on February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.2	Addendum to Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited signed on March 15, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.3	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (see Exhibit 3).

4.4	Harmony (2003) Share Option Scheme, as amended.

4.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (see Exhibit 2.8).

4.6	Joint Venture Agreement between ARMgold Limited, Harmony and Clidet 383 (Proprietary) Limited, dated April 5, 2002 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.7	Merger Agreement between ARMgold Limited and Harmony dated September 22, 2003 (incorporated by reference to Harmony’s Registration Statement on Form 20-F filed on December 17, 2003).

4.8	Sale of Business Agreement between Anglogold Limited, Clidet 383 (Pty) Ltd and Harmony Gold Mining Company Limited and ARM (Pty) Ltd in respect of the Free Gold assets entered into on December 24, 2001 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.9	Sale of Shares Agreement amongst Harmony, ARMgold Hamony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005.

4.10	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005.

4.11	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005.

4.12	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005.

4.13	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005.

4.14	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005.

4.15	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005.

4.16	Right of Pre-emption and Deed of Adherence between Nedbank Limited, Harmony, African Rainbow Minerals & Exploration Investments (Proprietary) Limited and ARMgold Harmony Joint Investment Company (Proprietary) Limited signed on April 15, 2005.

4.17	Agreement of Assignment between African Rainbow Minerals & Exploration Investments (Proprietary) Limited, Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and The Trustees of The ARM Broad-Based Empowerment Trust signed on April 15, 2005.

4.18	Harmony Option Agreement between Harmony and Nedbank Limited signed on April 15, 2005.

4.19	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of the chief executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the chief financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Harmony hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED
By:	/s/ Zacharias Bernardus Swanepoel
Z. B. Swanepoel
Chief Executive Officer
Date: November 2, 2005

Page
ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited

Report of the Independent Auditors	F-73

Income Statement for the three month period ended September 30, 2003, the year ended June 30, 2003 and the six month period ended June 30, 2002	F-74

Balance Sheet as at June 30, 2003	F-75

Statement of Shareholders’ Equity for the year ended June 30, 2003 and the six month period ended June 30, 2002	F-76

Statement of Cash Flows for the three month period ended September 30, 2003, the year ended June 30, 2003, and the six month period ended June 30, 2002	F-77

Notes to the Financial Statements	F-78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
We have audited the accompanying consolidated balance sheets of Harmony Gold Mining Company Limited and its subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2005 and 2004, and the results of their operations, their cash flows and changes in shareholders’ equity for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.
As discussed in note 2(m)(iv) and note 2(o) to the consolidated financial statements, the Company changed its method of accounting for mineral and surface use rights during the 2004 fiscal year, and its method of accounting for environmental obligations during the 2003 fiscal year, respectively.
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
Johannesburg, Republic of South Africa
October 28, 2005

Harmony Gold Mining Company Limited
Consolidated Income Statements
For the years ended June 30

	2005	2004	2003
	$’000	$’000	$’000

REVENUES
Product sales	1,265,200	1,240,339	781,792

COSTS AND EXPENSES
Production costs exclusive of depreciation and amortization	1,217,562	1,172,483	601,143
Deferred stripping costs	15,362	(4,119)	(1,397)
Depreciation and amortization	117,469	104,045	60,931
Impairment of assets	243,124	3,145	117,594
Employment termination and restructuring costs	73,215	31,668	5,098
Care and maintenance cost of restructured shafts	29,975	—	—
Corporate expenditure	17,969	14,193	7,941
Exploration expenditure	11,676	15,810	10,980
Marketing and new business expenditure	15,310	12,533	7,839
Share-based compensation	14,331	7,135	1,761
Decrease in rehabilitation costs	(1,814)	(17,839)	(9,022)
Post retirement benefits expense	9,137	—	503

	1,763,316	1,339,054	803,371

OPERATING LOSS	(498,116)	(98,715)	(21,579)

OTHER (EXPENSES)/INCOME
Dividends received	2,785	533	341
(Loss)/gain on financial instruments	(17,672)	(32,385)	43,154
(Loss)/profit on sale of listed investments	(93,470)	4,910	59,243
Impairment of listed investment	(63,234)	—	—
Profit on sale and loss on dilution of investment in associates — net	—	65,097	—
(Loss)/profit on sale of subsidiaries	(114)	115	—
Interest received	21,396	28,029	21,924
Interest paid — net of amounts capitalized of $1.9 million, $1.7 million and $nil in 2005, 2004 and 2003, respectively	(65,074)	(64,289)	(36,066)
Other (expenses)/income	(3,661)	14,155	(21,112)

	(219,044)	16,165	67,484

(LOSS)/INCOME BEFORE TAX, MINORITY INTERESTS, EQUITY INCOME, IMPAIRMENT OF ASSOCIATES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(717,160)	(82,550)	45,905
Income and mining tax benefit/(expense)	100,693	41,884	(25,255)

(LOSS)/INCOME BEFORE MINORITY INTERESTS, EQUITY INCOME, IMPAIRMENT OF ASSOCIATES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(616,467)	(40,666)	20,650
Minority interests	—	1,281	(468)

(LOSS)/INCOME BEFORE EQUITY INCOME, IMPAIRMENT OF ASSOCIATES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	(616,467)	(39,385)	20,182
Equity income of joint venture	—	7,918	52,843
Equity profit/(loss) of associated companies	—	2,020	(1,233)
Impairment of investment in associate	—	(1,956)	—

(LOSS)/INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(616,467)	(31,403)	71,792
Cumulative effect of changes in accounting principles, net of tax	—	—	14,770

NET (LOSS)/INCOME	(616,467)	(31,403)	86,562

BASIC (LOSS)/EARNINGS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(1.70)	(0.12)	0.40

	2005	2004	2003
	$’000	$’000	$’000

FULLY DILUTED (LOSS)/EARNINGS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGES IN
ACCOUNTING PRINCIPLES	(1.70)	(0.12)	0.39
BASIC (LOSS)/EARNINGS PER SHARE ($)	(1.70)	(0.12)	0.49
FULLY DILUTED (LOSS)/EARNINGS PER SHARE ($)	(1.70)	(0.12)	0.47
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	362,499,012	254,240,500	177,954,245
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE	362,499,012	254,240,500	182,721,629
DIVIDEND PER SHARE ($)	0.05	0.26	0.57
The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Comprehensive Income
For the years ended June 30

	2005	2004	2003
	$’000	$’000	$’000

(Loss)/income — before cumulative effect of changes in accounting principles	(616,467)	(31,403)	71,792
Cumulative effect of changes in accounting principles, net of tax	—	—	14,770

Net (loss)/income	(616,467)	(31,403)	86,562

Other comprehensive (loss)/income
Mark-to-market of listed and other investments — unrealized	(43,656)	(52,274)	4,498
Mark-to-market of listed and other investments — realized	105,892	(6,006)	(65,208)
Mark-to-market of environmental trust funds	(1,018)	(64)	—
Mark-to-market of cash flow hedging instruments	—	—	(5,088)
Foreign currency translation adjustment	(185,944)	374,859	250,142

Other comprehensive (loss)/income	(124,726)	316,515	184,344

Comprehensive (loss)/income	(741,193)	285,112	270,906

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Balance Sheets
At June 30

	2005	2004
	$’000	$’000

ASSETS
CURRENT ASSETS
Cash and cash equivalents	266,746	217,022
Receivables	94,730	138,118
Inventories	86,121	84,659
Materials contained in heap leach pads	553	593
Income and mining taxes	3,980	—
Deferred income and mining taxes	138,519	71,132

Total current assets	590,649	511,524

Property, plant and equipment	3,271,019	3,636,773
Other assets	14,328	31,838
Goodwill	30,367	32,480
Restricted cash	7,798	9,922
Investments	642,516	419,378
Investments in associates	—	19,908

TOTAL ASSETS	4,556,677	4,661,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	427,544	382,858
Income and mining taxes	—	9,565
Dividends payable	1,211	1,341

Total current liabilities	428,755	393,764

Long-term loans	409,486	509,195
Deferred income and mining taxes	510,298	558,812
Deferred financial liabilities	76,720	91,513
Provision for environmental rehabilitation	120,450	125,917
Provision for social plan	2,109	1,958
Provision for post retirement benefits	13,276	1,584
Commitments and contingencies (Note 29)
SHAREHOLDERS’ EQUITY
Share capital — 1 200,000,000 (2004: 350,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 394,023,694 (2004: 321,424,077)	31,448	25,204
Additional paid-in capital	3,425,296	2,624,721
(Accumulated loss)/retained earnings	(522,891)	108,029
Deferred share-based compensation	(38,294)	(3,624)
Accumulated other comprehensive income	100,024	224,750

Total shareholders’ equity	2,995,583	2,979,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,556,677	4,661,823

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Cash Flows
For the years ended June 30

	2005	2004	2003
	$’000	$’000	$’000

CASH FLOW FROM OPERATIONS

Sources of cash
Cash received from customers	1,265,200	1,240,339	781,792
Interest and dividends received	24,181	28,562	22,265

Cash provided by operating activities	1,289,381	1,268,901	804,057

Uses of cash
Cash paid to suppliers and employees	1,449,346	1,231,713	580,516
Interest paid	42,156	44,189	27,396
Income and mining taxes paid	8,952	83,881	43,514

Cash used in operating activities	1,500,454	1,359,783	651,426

NET CASH (UTILIZED)/GENERATED BY OPERATIONS	(211,073)	(90,882)	152,631

CASH FLOW FROM INVESTING ACTIVITIES

Net increase in amounts invested in environmental trusts	(251)	(5,529)	(3,733)
Restricted cash	1,585	(8,973)	—
Cash held by subsidiaries on acquisition	723	100,872	10,770
Cash held by subsidiaries at disposal	(1,830)	(69)	—
Loan repaid by Free Gold Company	—	—	21,768
Cash paid for Abelle Mines	—	(85,168)	(105,433)
Investment in Highland Gold	—	—	(7,635)
Investment in ARM	—	—	(115,442)
Investment in High River	—	—	(14,514)
Other direct costs of acquisition of ARMgold	—	(195)	—
Other direct costs of acquisition of Avgold	—	(256)	—
Cash received for Bissett	—	2,598	—
Other direct costs of investment in Gold Fields	(13,802)	—	—
Proceeds on disposal of listed investments	380,363	146,350	89,618
Increase in other non-current investments	(1,204)	(7,677)	(9,352)
Proceeds on disposal of mining assets	20,892	28,981	3,055
Additions to property, plant and equipment	(133,065)	(112,215)	(99,114)

NET CASH GENERATED/(UTILIZED) BY INVESTING ACTIVITIES	253,411	58,719	(230,012)

CASH FLOWS FROM FINANCING ACTIVITIES

Long-term borrowings raised — net	31,899	42,767	102,478
Ordinary shares issued — net of expenses	(9,695)	7,729	151,285
Dividends paid	(14,495)	(54,943)	(98,632)

NET CASH GENERATED/(UTILIZED) BY FINANCING ACTIVITIES	7,709	(4,447)	155,131

EFFECTS OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(323)	64,592	21,067

NET INCREASE IN CASH AND CASH EQUIVALENTS	49,724	27,982	98,817
CASH AND CASH EQUIVALENTS — JULY 1	217,022	189,040	90,223

CASH AND CASH EQUIVALENTS — JUNE 30	266,746	217,022	189,040

The accompanying notes are an integral part of these consolidated financial statements
The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of listed and other investments. See note 3 and note 21.

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30

						Accumulated
				Additional	(Accumulated	other	Deferred share-
	Number of	Number of	Share	paid-in	loss)/retained	comprehensive	based
	ordinary	warrants	capital	capital	earnings	income/(loss)	compensation	Total
	shares issued	issued	$’000	$’000	$’000	$’000	$’000	$’000

BALANCE — JUNE 30, 2002	169,929,849	8,013,446	14,852	814,491	206,544	(276,109)	(6,652)	753,126

Net income	—	—	—	—	86,562	—	—	86,562
Dividends declared	—	—	—	—	(98,669)	—	—	(98,669)
Issue of shares								—
— Public offerings	8,000,000	—	468	123,785	—	—	—	124,253
— Correction of Randfontein offer	114,750	—	7	479	—	—	—	486
Exercise of employee share options	1,846,600	—	93	6,623	—	—	—	6,716
Share issue expenses	—	—	—	(5,318)	—	—	—	(5,318)
Conversion of warrants	5,645,416	(5,645,416)	292	24,856	—	—	—	25,148
Deferred share-based compensation	—	—	—	8,890	—	—	(8,890)	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	3,986	3,986
Share-based compensation	—	—	—	(2,294)	—	—	—	(2,294)
Mark-to-market of listed and other investments — unrealized	—	—	—	—	—	4,498	—	4,498
Mark-to-market of listed and other investments — realized	—	—	—	—	—	(65,208)	—	(65,208)
Mark-to-market of cash flow hedging instruments	—	—	—	—	—	(5,088)	—	(5,088)
Foreign exchange translation adjustment	—	—	—	—	—	250,142	—	250,142

BALANCE — JUNE 30, 2003	185,536,615	2,368,030	15,712	971,512	194,437	(91,765)	(11,556)	1,078,340

Net loss	—	—	—	—	(31,403)	—	—	(31,403)
Dividends declared	—	—	—	—	(55,005)	—	—	(55,005)
Issue of shares								—
— Acquisition of 11.5% interest in Avgold	6,960,964	—	455	83,941	—	—	—	84,396
— Acquisition of ARMgold	63,666,672	—	4,308	678,089	—	—	—	682,397
— Acquisition of 42.2% interest in Avgold	28,630,526	—	2,048	411,927	—	—	—	413,975
— Acquisition of Avgold minorities	33,574,367	—	2,474	482,986	—	—	—	485,460
Exercise of employee share options	703,800	—	51	4,401	—	—	—	4,452
Share issue expenses	—	—	—	(11,781)	—	—	—	(11,781)
Conversion of warrants	2,351,133	(2,351,133)	156	13,222	—	—	—	13,378
Warrants expired	—	(16,897)	—	—	—	—	—	—
Consolidation of share trusts	—	—	—	(7,425)	—	—	—	(7,425)
Deferred share-based compensation	—	—	—	(2,151)	—	—	797	(1,354)
Amortization of deferred share-based compensation	—	—	—	—	—	—	7,135	7,135
Mark-to-market of listed and other investments — unrealized	—	—	—	—	—	(52,274)	—	(52,274)
Mark-to-market of listed and other investments — realized	—	—	—	—	—	(6,006)	—	(6,006)
Mark-to-market of environmental trust funds	—	—	—	—	—	(64)	—	(64)
Foreign exchange translation adjustment	—	—	—	—	—	374,859	—	374,859

BALANCE — JUNE 30, 2004	321,424,077	—	25,204	2,624,721	108,029	224,750	(3,624)	2,979,080

Net loss	—	—	—	—	(616,467)	—	—	(616,467)
Dividends declared	—	—	—	—	(14,453)	—	—	(14,453)
Issue of shares
— Acquisition of 11.5% interest in Gold Fields	72,173,265	—	6,210	760,980	—	—	—	767,190
Exercise of employee share options	426,352	—	34	3,227	—	—	—	3,261
Share issue expenses	—	—	—	(12,957)	—	—	—	(12,957)
Consolidation of share trusts	—	—	—	324	—	—	—	324
Deferred share-based compensation	—	—	—	49,001	—	—	(49,001)	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	14,331	14,331
Mark-to-market of listed and other investments — unrealized	—	—	—	—	—	(43,656)	—	(43,656)
Mark-to-market of listed and other investments — realized	—	—	—	—	—	105,892	—	105,892
Mark-to-market of environmental trust funds	—	—	—	—	—	(1,018)	—	(1,018)
Foreign exchange translation adjustment	—	—	—	—	—	(185,944)	—	(185,944)

BALANCE — JUNE 30, 2005	394,023,694	—	31,448	3,425,296	(522,891)	100,024	(38,294)	2,995,583

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30
The following is a reconciliation of the components of accumulated other comprehensive income/(loss) for the periods presented:

		Mark-to-market	Foreign
	Mark-to-market of	of listed and	currency	Accumulated other
	cash flow hedging	other	translation	comprehensive
	instruments	investments	adjustment	income/(loss)
	$’000	$’000	$’000	$’000

BALANCE — JUNE 30, 2002	5,142	59,771	(341,022)	(276,109)

Mark-to-market of cash flow hedging instruments	(5,088)	—	—	(5,088)
Mark-to-market of listed and other investments — unrealized	—	4,498	—	4,498
Mark-to-market of listed and other investments — realized	—	(65,208)	—	(65,208)
Foreign currency translation adjustment	—	—	250,142	250,142

BALANCE — JUNE 30, 2003	54	(939)	(90,880)	(91,765)

Mark-to-market of listed and other investments — unrealized	—	(52,274)	—	(52,274)
Mark-to-market of listed and other investments — realized	—	(6,006)	—	(6,006)
Mark-to-market of environmental trust funds	—	(64)	—	(64)
Foreign currency translation adjustment	—	—	374,859	374,859

BALANCE — JUNE 30, 2004	54	(59,283)	283,979	224,750

Mark-to-market of listed and other investments — unrealized	—	(43,656)	—	(43,656)
Mark-to-market of listed and other investments — realized	—	105,892	—	105,892
Mark-to-market of environmental trust funds	—	(1,018)	—	(1,018)
Foreign currency translation adjustment	(54)	(68)	(185,822)	(185,944)

BALANCE — JUNE 30, 2005	—	1,867	98,157	100,024

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
1	NATURE OF OPERATIONS

Harmony Gold Mining Company Limited (“Harmony”, the “Company” or the “Group”) is engaged in gold mining and related activities, including exploration, extraction, processing and refining. Gold bullion, the Company’s principal product, is currently produced at its operations in South Africa and Australia.

2	ACCOUNTING POLICIES
(a)	USE OF ESTIMATES: The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the Company’s consolidated financial statements requires the Company’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

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

The following are accounting policies used by the Company which, except as described in note 2(m)(iv) and note 2(o) below, have been consistently applied:

(b)	CONSOLIDATION:
(i)	Consolidated entities: The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, and its investments in joint ventures and associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See note 4. The results of any subsidiary acquired or disposed of during the year are consolidated from the effective date of acquisition and up to the effective date of disposal.

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

Investments in associates are accounted for by using the equity method of accounting based on the most recent audited financial statements of those entities. Equity accounting involves recognizing in the income statement the Group’s share of the associates’ profit or loss for the period. The Group’s interest in the associate is carried in the balance sheet at an amount that reflects the cost of the investment, the Group’s share of post acquisition earnings and other movement in reserves. The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written off in the period in which such permanent impairment is identified.

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

Goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the implied fair value of the reporting unit’s goodwill to its carrying amount and any excess of the carrying value over the implied fair value would be charged to operations.

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

(ii)	Foreign currency transactions: Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate. These transactions are included in the determination of other income — net.

(iii)	Functional currency: The functional currency of the majority of the Group’s operations is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method are included as a separate component of shareholders’ equity.

References to “A$” refers to Australian currency, “R” to South African currency, and “$” or “US$” to United States currency.
(d)	FINANCIAL INSTRUMENTS are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy. Financial instruments carried on the balance sheet include cash and cash equivalents, money market instruments, investments, receivables, accounts payable, long term loans, interest free loans, forward sales contracts, option contracts, interest rate swaps and gold leases.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(e)	CASH AND CASH EQUIVALENTS are defined as cash on hand, deposits held at call with banks and short term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.

(f)	NON-CURRENT INVESTMENTS: Management determines the appropriate classification of its investments in equity securities at the time of purchase and re-evaluates such determinations at each reporting date. Non-current investments comprise of the following:
(i)	Listed investments: Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at fair value. These investments are considered to be available-for-sale investments. Changes in the carrying amount of available-for-sale investments, are excluded from earnings and included as a separate component of shareholders’ equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders’ equity, are transferred to income/(loss) and included in the determination of the gain/(loss) on disposal of available-for-sale securities. The amount transferred out of equity is determined by reference to the amounts previously included as a seperate component of shareholders’ equity relating to the specific investment. Unrealized losses are recognized in the determination of net income/(loss) when it is determined that an, other than temporary, significant decline in the value of the investment has occurred.

(ii)	Unlisted investments are reflected at cost. If the directors are of the opinion that there has been an impairment in the value of these investments they are written down, with the write down recognized as an expense in the period in which the impairment is determined to have taken place.
(g)	INVENTORIES are valued at the lower of cost and net realizable value. The Company’s inventories comprise of consumable stores, gold-in-process and ore stockpiles and are accounted for as follows:
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
Stockpiles represents coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons (via truck counts and/or in-put surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to mining operations. Value is added to a stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.
(h)	MATERIALS CONTAINED IN HEAP LEACH PADS: The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a leach plant where the gold in ( solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

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
(i)	RECEIVABLES: Accounts receivable are stated at the gross invoice value adjusted for payments received and an allowance for doubtful debt, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.

(j)	ACCOUNTS PAYABLE are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

(k)	HEDGING: The Company accounts for its hedging activities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 (“SFAS No. 133”), Accounting for Derivative instruments and Hedging Activities, as amended by Statements of Financial Accounting Standards Nos. 137, 138 and 149.
Under SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under the Company’s risk management policies, do not qualify for hedge accounting. The Company does not currently hold or issue derivative financial instruments for trading or speculative purposes.
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
Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemption under SFAS No. 133 are deferred until settlement. Under these contracts the group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Changes in the fair value of derivatives which are not designated as hedges and do not qualify for hedge accounting and the ineffective portion of the derivatives are recognized in the income statement.
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
(v)	Depreciation and amortization of mineral property interests, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated total proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortization related to development projects is first recognized from the date on which the development project reaches commercial production quantities. Other non-mining fixed assets are depreciated by straight line over estimated useful lives of two to five years.

(vi)	Amortization of mineral and surface use rights: Mineral rights associated with production stage mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(vii)	Impairment: The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production and capital, all based on life-of-mine plans.
The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.
(n)	DEFERRED STRIPPING COSTS: The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

(o)	ENVIRONMENTAL OBLIGATIONS: SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) was adopted by the Company with effect from July 1, 2002.
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
SFAS No. 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying value of the related long-lived asset. Changes resulting from revisions in the amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the rehabilitation liability and the associated capitalized retirement cost. Decreases in the rehabilitation liability in excess of capitalized retirement costs (net of accumulated depreciation) is recognized in the income statement as “Decrease in rehabilitation costs”. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded.
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
(s)	PENSION PLANS AND OTHER EMPLOYEE BENEFITS:
(i)	Pension plans are funded through annual contributions. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The Group’s liability is limited to its annually determined contributions.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(ii)	Medical plans: The Group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in the income statement at re-valuation date. A liability for retirees and their dependents is accrued in full based on actuarial valuations every year.

(iii)	Share-based compensation: Effective July 1, 2001, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) for all share option grants subsequent to that date. Accordingly, the Company fair values all share options granted subsequent to July 1, 2001, at the date of the option grant. The total fair value of the options granted is recorded as deferred share-based compensation as a seperate component of shareholders’ equity with a corresponding amount recorded as additional paid-in capital. The deferred share-based compensation is amortized as share-based compensation expense in the income statement over the vesting period of the respective option grant. Prior to July 1, 2001, the Company applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and its related interpretations in accounting for its employee stock option plan.
The following is a summary of the pro forma effects on reported net income and earnings per share for fiscal 2005, 2004 and 2003 based on the fair value of options granted prior to July 1, 2001:

	2005	2004	2003
	$’000	$’000	$’000

(Loss)/income before cumulative effect of change in accounting principle as reported	(616,467)	(31,403)	71,792
Plus: Share-based compensation expense recognized	14,331	7,135	1,761
Less: Pro forma share-based compensation expense based on fair value of all awards granted	(15,618)	(9,446)	(4,821)

Pro forma (loss)/income before cumulative effect of change in accounting principle as reported	(617,754)	(33,714)	68,732
Pro forma basic (loss)/earnings per share before cumulative effect of change in accounting principle - $	(1.70)	(0.13)	0.39
Pro forma fully diluted (loss)/earnings per share before cumulative effect of change in accounting principle - $	(1.70)	(0.13)	0.38

Net (loss)/income as reported	(616,467)	(31,403)	86,562
Plus: Share-based compensation expense recognized	14,331	7,135	1,761
Less: Pro forma share-based compensation expense	(15,618)	(9,446)	(4,821)

Pro forma net (loss)/income	(617,754)	(33,714)	83,502

Pro forma basic (loss)/earnings per share - $	(1.70)	(0.13)	0.47
Pro forma fully diluted (loss)/earnings per share - $	(1.70)	(0.13)	0.46
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
(t)	REVENUE RECOGNITION: Product sales arising from gold sales is recognized when the risks and rewards of ownership and title have passed to the buyer under the terms of the applicable agreement and the pricing is determinable. Sales revenue excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

(u)	INTEREST INCOME: Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(v)	DIVIDEND INCOME is recognized when the shareholders’ right to receive payment is established, recognized at the last date of registration.

(w)	DIVIDENDS DECLARED: Dividends proposed and the related transactions thereon are recognized when declared by the the Board of directors. Dividends paid therefore relate to those declared in the current fiscal year. Dividends are payable in South African Rands.
Dividends declared which are payable to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.
(x)	EARNINGS PER SHARE: Earnings per share is based on net income divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(y)	COMPARATIVES: The Company changed the presentation of its income statement in the current year primarily to reflect only “Product sales” as a component of “Revenue”, and to reflect “Interest received”, Dividends received” and “Other (expenses)/income” as components of “Other (Expenses)/Income”. Therefore, where necessary, comparative figures have been reclassified to conform with changes in presentation in the current fiscal year.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(z)	RECENT ACCOUNTING PRONOUNCEMENTS:
In March 2005, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 04-03, “Mining Assets: Impairment and Business Combinations” (“EITF 04-03”). The EITF addressed the concern that an acquired mining asset may be subject to a day-two impairment if the value beyond proven and probable reserves (“VBPP”) and anticipated future market price increases are considered in the purchase price allocation but subsequently excluded in cash flow analysis used in an impairment test performed under SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets” (“SFAS No. 144”). The Task Force reached a consensus that an entity should include VBPP and the effects of anticipated fluctuations in the market price of minerals in the value allocated to mining assets in a purchase price allocation, and similarly, include the cash flows associated with VBPP and anticipated fluctuations in the market price of gold in estimates of future cash flows (both discounted and undiscounted) used for determining whether a mining asset is impaired under SFAS No. 144. The Task Force noted in both cases that estimates should be consistent with the estimates of a market participant. The consensus reached by the Task Force was effective for business combinations and asset impairments performed in periods beginning after March 31, 2004. Accordingly, the Company followed the consensus of the EITF in performing its impairment analyses during the year ended June 30, 2005.
In March 2005, the FASB ratified EITF Issue No. 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-06”). EITF 04-06 addresses the accounting for stripping costs incurred during the production stage of a mine and refers to these costs as post-production stripping costs. EITF 04-06 requires that post-production stripping costs be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company will adopt EITF 04-06 on July 1, 2006 and is currently evaluating the impact of EITF 04-06 on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), which revised SFAS No. 123 and superseded APB 25. SFAS No. 123R requires measurement and recording in the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company anticipates adopting the provisions of SFAS No. 123R on July 1, 2005, using the modified prospective method. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after July 1, 2005. Compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation cost for the unvested portion of awards will be based on the fair value at date of grant as calculated for the Company’s pro forma disclosure under SFAS No. 123. The effect on net income and earnings per share in the periods following adoption of SFAS No. 123R are expected to be consistent with the pro forma disclosures under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R. Additionally, the actual effect on net income and earnings per share will vary depending upon the number and fair value of options granted in future years compared to prior years.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
3	ACQUISITION AND DISPOSAL OF BUSINESSES AND INVESTMENTS
(a) Acquisition and disposal of Highland Gold Limited (“Highland Gold”)
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
Harmony exercised significant influence over the financial and operating policies of Highland Gold and accounted for the investment under the equity method. On October 14, 2003, Harmony disposed of its investment in Highland Gold for $119.7 million, resulting in a profit on sale of associate of $77.6 million. See note 11.
(b) Acquisition and disposal of High River Gold Mines Limited (“High River”)
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
(c) Acquisition of Abelle Limited (“Abelle”)
On February 26, 2003, the Company announced an agreement to subscribe for shares in Abelle, and following the completion of such share subscription, the intention to undertake a public takeover bid of Abelle. The share subscription comprised of 35 million ordinary Abelle shares at a price of A$0.75 per share. The Company also announced its cash takeover bid at A$0.75 per ordinary share and A$0.45 per listed warrant, and that it had entered into an irrevocable pre-bid acceptance agreement with one of Abelle’s major shareholders,Guinness Peat Group Plc, to acquire their 19.9% shareholding in Abelle. Abelle is an Australian mining company whose shares and warrants are traded on The Australian Stock Exchange. Abelle has gold mining assets in Australia and Papua New Guinea, which include a 50% interest in the Morobe Project in Papua New Guinea and a 100% interest in both the Wafi project in Papua New Guinea and the Gidgee Project in Western Australia. With effect from May 1, 2003, the Company had acquired a majority shareholding in Abelle and during the period to June 30, 2003, increased its shareholding such that as at June 30, 2003, the Company had acquired 87% of the issued share capital of Abelle.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On March 15, 2004, the Company further announced that it had made an off-market cash offer to acquire all the remaining ordinary shares and, listed and unlisted options in Abelle that it did not already own. The Harmony offer, valued at approximately $85.2 million, or A$125 million, consisted of the following: (1) A$2.00 per Abelle share; (2) A$1.70 for each of the listed options in Abelle; and (3) a price equal to the difference between the cash price offered to Abelle shareholders and the exercise price for each of the unlisted options.
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
Abelle has been treated as a majority owned subsidiary of Harmony since the close of Harmony’s initial offer to Abelle shareholders in May 2003. The aggregate purchase consideration relating to the Company’s acquisition of a 87% interest in 2003, and the remaining minority interest in 2004, were allocated as follows:

	2004	2003
	$’000	$’000

Total purchase price	85,168	105,433
Plus: Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities	—	2,320
Deferred financial liability	—	19
Provision for environmental rehabilitation	—	1,335
Deferred tax	24,034	43,308
Less: Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition	—	(10,770)
Inventories	—	(1,224)
Accounts receivable	—	(534)
Investments	—	(632)
Property, plant and equipment	(80,115)	(154,153)
Minority interest	(29,087)	—
Minority interest in assets acquired and liabilities assumed	—	14,898

Residual purchase price allocated to goodwill	—	—

(d) Acquisition and disposal of African Rainbow Minerals Limited (“ARM”) (formerly Anglovaal Mining Limited) (“Avmin”)
On May 8, 2003 and May 14, 2003 the Company acquired a 17.25% interest in ARM through its 50% interest in a joint venture with ARMgold Limited, ARMgold/Harmony Joint Investment Company (Proprietary) Limited (“Clidet”). The joint venture company purchased 27,786,362 shares in ARM from Anglo American Plc for a cash consideration of R1,209 million ($167 million) on May 8, 2003 and a further 11,003,399 shares for a cash consideration of R478 million ($63 million) on May 14, 2003, giving it a combined interest of 34.5% in the issued share capital of ARM. ARM is listed on the Johannesburg Stock Exchange and has interests in operating gold, manganese, iron, chrome, platinum, and nickel mines in South Africa, as well as cobalt and copper mines in Zambia.
The Company equity accounted its investment in Clidet from May 8, 2003 through September 22, 2003. With the acquisition of ARMgold on September 22, 2003, the Company obtained control over the entire shareholding of Clidet, and have treated it as a subsidiary from that date (see note 3(j) below). Accordingly, the Company equity accounted its investment in ARM, directly, from September 22, 2003.
The Company continued to equity account its investment in ARM through May 3, 2004, the date on which the Company acquired ARM’s 42.2% interest in Avgold. Following the acquisition of Avgold, Harmony has classified the investment in ARM as available-for-sale. See note 3(e) below.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The Company disposed of 5.82% of the 19.5% investment held in ARM in the open market for $57.3 million through a range of transactions on February 3, 2005, March 15, 2005 and May 27, 2005, resulting in a loss of $38.2 million. See note 9.
In addition, on April 15, 2005, the Company transferred the remaining 13.68% of the investment in ARM to the ARM Broad-Based Economic Empowerment Trust (“the ARM Empowerment Trust”) for an aggregate cash consideration of R829.8 million ($132.1 million), representing a price of R29 per ARM share. The acquisition of the shares by the ARM Trust was financed through two term loan facilities with Nedbank Limited (“Nedbank”). The second term loan facility of R473.6 million ($75.4 million) contains a put option whereby Nedbank can put the loan to the Company in the event of default by the ARM Trust. In addition, Harmony is entitled at any time up to the facilities discharge date to call the loan and “step into the shares of Nedbank as the lender”. The first term loan facility amounting to R356.2 million ($56.7 million) is secured by the underlying ARM shares in the ARM Trust. Nedbank is entitled to force the trust to sell the shares if the market price of the ARM shares decrease to a certain level, and also call upon the guarantee by Harmony.
For accounting purposes, the Company did not account for the transfer of the shares to the ARM Trust as a sale. This is because the put and call option on the second term loan facility, as well as the fact that two of Harmony’s directors are trustees of the ARM Empowerment Trust, are according to the guidance in SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, indications that Harmony has not surrendered control over the ARM shares. The 13.68% investment therefore continues to be accounted for as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. See note 21. Harmony also considered the appropriate accounting for the fact that, in terms of the stated objective of the ARM Empowerment Trust, the upside on appreciation of the ARM shares legally belongs to the intended beneficiaries of the ARM Empowerment Trust. The Company determined that this “written fixed price call option” would qualify as a derivative instrument under the guidance provided in EITF 00-06 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”. Harmony has therefore recorded a derivative financial liability on its balance sheet to reflect the fair value of the net increase in the ARM Empowerment Trust. Any changes in the fair value of the derivative financial liability have been accounted for in the consolidated income statements. See Note 25.
(e) Acquisition of Avgold Limited (“Avgold”)
On July 15, 2003, the Company announced that it had acquired a 11.5% interest in Avgold from Anglo South Africa Capital (Proprietary) Limited for a total consideration of $84.5 million by the issuance of 6,960,964 new Harmony shares. Avgold was listed on the JSE Securities Exchange South Africa and has interests in an operating gold mine, as well as development projects in the Free State province of South Africa. For accounting purposes, the Company equity accounted Avgold since that date, as it exercised significant influence over the financial and operating policies of Avgold.
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
The transactions contemplated involved, amongst others, a series of acquisitions by ARM in exchange for newly-issued shares. This resulted in a dilution of Harmony’s interest in ARM from 34.5% to 19.0%, and accordingly, Harmony recorded a loss on dilution of investment in associate of $12.5 million on May 3, 2004. See note 11.
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
Because of the decrease in Harmony’s investment in ARM below 20%, as well as the voting pool agreement above, Harmony has ceased equity-accounting for its investment in ARM on May 3, 2004. See note 3(d) above. The investment was classified as available-for-sale marketable equity securities.
(f) Acquisition of African Rainbow Minerals Gold Limited (“ARMgold”)
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(g) Disposal of Harmony Gold (Canada) Incorporated (“Bissett”)
On March 17, 2004 the Company disposed of its wholly owned subsidiary, Bissett for total proceeds of $5.6 million to Rice Lake Joint Venture Incorporated, a joint venture controlled by San Gold Resources Corporation (“San Gold”) and Gold City Industries Limited (“Gold City”). The Company received 5,000,000 ordinary shares in San Gold, issued at C$0.40 per share, and 5,714,285 ordinary shares in Gold City, issued at C$0.35 per share, as partial consideration for the sale. The balance of $2.6 million was settled in cash, resulting in a net gain on disposal of subsidiary of $0.1 million (See note 12). The investments in San Gold and Gold City, both mineral resources companies with secondary listings on the Toronto Stock Exchange, are classified as available-for-sale.
(h) Disposal of interest in Bendigo Mining NL (“Bendigo”)
Harmony acquired an equity interest in Bendigo, a single project Australian gold mining development company whose ordinary shares are listed on the Australian Stock Exchange, on September 13, 2001. Bendigo controls the new Bendigo Gold Project in the historical Bendigo goldfields, which includes all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. During the 2004 fiscal year, the share price of Bendigo decreased to A$0.88 per share, which was below the carrying value of the equity investment in Harmony’s records. The Company considered the decline in value to be other-than-temporary and recorded an impairment charge of $3.4 million during the year ended June 30, 2004. On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, by the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony’s shareholding in Bendigo has been diluted from 31.6% to 12.7%, and the Company discontinued equity accounting its investment in Bendigo on July 7, 2004 and classified the remaining 12.7% investment as available-for-sale marketable equity securities. See note 21. Harmony finally sold the remaining interest in Bendigo for aggregate proceeds of $25.5 million on April 1, 2005, resulting in a realized profit of $4.9 million. See note 9.
(i) Acquisition and disposal of Gold Fields Limited (“Gold Fields”)
On October 18, 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields Limited offering 1.275 newly issued Harmony shares for each Gold Fields Limited share. The proposed merger was structured on the basis of an Initial Offer and a Subsequent Offer. As at December 1, 2004, Harmony had received valid acceptances of the Initial Offer in respect of a total of 57,993,991 shares representing approximately 11.5% of the entire issued share capital of Gold Fields Limited. Between November 30, 2004 and December 14, 2004 Harmony issued 72,173,265 offer shares as consideration for the Initial Offer.
On May 20, 2005 the Witwatersrand Local Division of the High Court of South Africa ruled that Harmony’s subsequent offer for Gold Fields had lapsed at midnight on 18 December 2004. Accordingly, the subsequent offer was no longer in force and no Gold Fields shares tendered into the subsequent offer were accepted.
On June 3, 2005 the Company disposed of 30 million shares in Gold Fields for $297.6 million, resulting in a loss of $60.2 million. See note 9.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(j) Pro-forma information relating to Avgold, ARMgold and Abelle
The consolidated income statements reflect the operating results of Avgold, ARMgold and Abelle since their respective effective acquisition dates.
The following unaudited pro-forma data reflects the consolidated results of the Company as if the acquisitions of Avgold, ARMgold and Abelle had taken place on July 1, 2003.

2004
$’000
Unaudited

Revenues	1,479,265
(Loss)/income before cumulative effect of change in accounting principles	(46,454)
Net (loss)/income	(46,454)
Basic (loss)/earnings per share before cumulative effect of change in accounting principles - $	(0.18)
Fully diluted (loss)/earnings per share before cumulative effect of change in accounting principles - $	(0.18)
Basic (loss)/earnings per share - $	(0.18)
Fully diluted (loss)/earnings per share - $	(0.18)
Average shares used in the computation of basic (loss)/earnings	254,240,500
Average shares used in the computation of fully diluted (loss)/earnings	254,240,500
These pro-forma amounts have been prepared for comparative purposes only and they do not purport to be indicative of the results of operations which actually would have resulted had the business combinations been effected on July 1, 2003 or of future results of operations of the consolidated entities.
4 CONSOLIDATION OF VARIABLE INTEREST ENTITIES
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
In addition, the Company determined that both Africa Vanguard and the Doornkop Joint Venture are variable interest entities because of certain capital structures and contractual relationships, primarily the sharing of the expected residual returns with a party that did not have an equity investment at risk that is considered significant to the total expected residual returns, as well as indications of insufficient equity, as defined by FASB Interpretation No. 46-Revised, “Consolidation of Variable Interest Entities” (“FIN 46-R”). Finally, the Company determined that it is the primary beneficiary of both Africa Vanguard and the Doornkop Joint Venture since it expects to absorb the majority of these entities’ expected losses and receive a majority of their residual returns. Accordingly, the Company fully consolidated the results of operations and financial position of Africa Vanguard and the Doornkop Joint Venture from August 12, 2003.
5 OTHER (EXPENSES)/INCOME—NET

	2005	2004	2003
	$’000	$’000	$’000

Profit on sale of property, plant and equipment	12,542	22,303	2,129
Foreign exchange gains/(losses)	452	(4,279)	(21,078)
Non-mining bad debts	(6,079)	—	—
Other (expenditure)/income — net	(10,576)	(3,869)	(2,163)

	(3,661)	14,155	(21,112)

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
6 PRODUCTION COSTS

	2005	2004	2003
	$’000	$’000	$’000

Production costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles as well as transfers to and from deferred stripping. Ongoing employee termination cost is included, however employee termination costs associated with major restructuring and shaft closures are excluded. These costs, analyzed by nature, consist of the following:

Labor costs, including contractors	768,053	673,483	314,277
Stores and materials	254,124	255,121	145,434
Water and electricity	139,974	124,038	69,634
Hospital costs	23,838	16,960	7,153
Changes in inventory	(4,003)	17,656	(13,265)
Other	35,576	85,225	77,910

	1,217,562	1,172,483	601,143

7 IMPAIRMENT OF ASSETS

	2005	2004	2003
	$’000	$’000	$’000

South African operations:
Free State operations	42,018	—	—
Evander operations	15,324	—	—
Kalgold operations	12,441	—	—
Freegold operations	52,557	—	—
ARMgold operations	479	—	—
Australian operations	120,305	3,145	117,594

	243,124	3,145	117,594

The South African operations recorded an impairment of $122.8 million at a number of its operations. The adjustment to the expected amount of gold to be produced as well as revised working costs resulted in revised life of mine plans being designed for the South African operations. Utilizing the revised mine plans, a gold price of $380 per ounce and an exchange rate of $1=R7.53 the life of mine plans did not support the carrying value of some of the South African operations on an undiscounted cash flow basis. Accordingly an asset impairment of $122.8 million was charged against income, utilizing a discount rate of 8.2%, which reduced the carrying value of the South African operations assets to $2,834 million.
The Australian operations recorded an impairment of $120.3 million during the fiscal year ended June 30, 2005. This impairment relate to a $52.5 million impairment loss on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management. An impairment of $67.8 million was also recorded on mining assets mainly resulting from a review performed on life of mine plans. The revised life of mine plans included an adjusted Australian dollar gold price and adjustments to estimated production costs. Utilizing the revised mine plans, a gold price of $380 per ounce and an exchange rate of AU$1=$0.69, the life of mine plans did not support the carrying value of some of the Australian operations on an undiscounted cash flow basis. Accordingly, an asset impairment of $120.3 million was charged against income, utilizing a discount rate of 7%, which reduced the carrying value of the Australian operations assets to $417 million.

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
8     EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS

	2005	2004	2003
	$’000	$’000	$’000

Free State	20,909	9,083	1,574
Evander	4,005	3,841	1,212
Kalgold	143	—	—
Randfontein and Elandskraal	16,721	8,245	1,716
Australian operations	—	—	596
Freegold	28,076	6,756	—
ARMgold (Welkom and Orkney)	1,872	3,743	—
Avgold	1,489	—	—

	73,215	31,668	5,098

During 2005, the Company incurred employment termination costs amounting to $7.0 million relating to ongoing restructurings at its operations. This was in addition to the restructuring process announced on April 2, 2004. In addition, in March 2005 Harmony announced that the Company had commenced a final restructuring process in its Free State region following the weakening of the gold price in Rand per kilogram terms. A process to down-scale production at some shafts was initiated and communicated to the unions by 30 June 2005. A provision of $32.9 million (comprising mainly of employment termination costs) was raised to cover the estimated cost of the restructuring. The provision has been included in accounts payable and accrued liabilities (see note 23). The restructuring is expected to be completed by September 30, 2005.
During the fiscal year ended June 30, 2004, the continued process of restructuring for profitability at the Free State, Randfontein, Elandskraal, Evander, Freegold, Welkom and Orkney operations has resulted in excess labour, which could not be accommodated on other shafts, even with the implementation of continuous operations. The costs of terminating the services of these employees were expensed as incurred. On April 2, 2004 Harmony announced that the Company had commenced a restructuring process following the recent weakening of the gold price in Rand per kilogram terms. Some of the older shafts, which had come to the end of their economic lives, were jointly evaluated by the Company and organised labour, and a process to down-scale production at the shafts was initiated. The detail plan was finalized and announced by June 30, 2004, and accordingly the Company recognized a provision of $26.4 million (comprising mainly of employment termination costs) to cover the estimated costs of the restructuring. The provision has been included in accounts payable and accrued liabilities (see note 23). Actual costs amounted to $57.2 million and the provision was fully utilized by September 30, 2004.
During the fiscal year ended June 30, 2003, the continued process of restructuring at the Free State, Randfontein, Elandskraal and Evander operations as a result of the declining Rand per kilogram gold price, have resulted in excess labor, which could not be accommodated on other shafts, becomining redundant and resulted in their services being terminated. In May 2003 the Company announced that the Big Bell Gold Operations had exhausted all economically viable mineralized material at prevailing or immediately forseeable Australian dollar gold prices and would cease production in July 2003. A provision was raised to cover the estimated cost of terminating the employment of 57 employees at Big Bell. This provision was fully utilized by June 30, 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following is a reconciliation of the liability for employment termination costs:

	2005	2004
	$’000	$’000

Balance at July 1, 2004 and 2003	26,368	—
Employment termination costs paid	(57,244)	—
Provision for employment termination costs	66,174	23,847
Foreign currency translation adjustment	(2,388)	2,521

Balance at June 30, 2005 and 2004	32,910	26,368

9    (LOSS)/PROFIT ON SALE OF LISTED INVESTMENTS

	2005	2004	2003
	$’000	$’000	$’000

Profit on sale of investment in Gindalbie Gold NL	9	—	—
Loss on sale of investment in ARM Limited	(38,242)	—	—
Profit on sale of investment in Bendigo NL	4,931	—	—
Loss on sale of investment in Gold Fields Limited	(60,168)	—	—
Profit on sale of investment in Legend Mining Limited	—	1,755	—
Profit on sale of investment in Midas Resources Limited	—	12	—
Profit on sale of investment in High River Gold Mines Limited	—	3,143	—
Profit on sale of investment in Placer Dome Pacific Limited	—	—	59,243

	(93,470)	4,910	59,243

On March 15, 2005 Harmony disposed of its investment in Gindalbie, carried at total cost of A$0.1 million less a provision for diminution of A$0.05 million which it received as partial consideration for the sale of tenements on 30 December 2003, for $0.05 million, resulting in a profit of $0.01 million.
The Company disposed of 5.82% of the 19.5% investment held in ARM for $57.3 million through a range of transactions on February 3, 2005, March 15, 2005 and May 27, 2005, resulting in a loss of $38.2 million (Also refer to note 10).
On April 1, 2005 Harmony disposed of its investment in Bendigo, carried at a total cost of A$26 million, for $25.5 million, resulting in a profit of $4.9 million. Previously an impairment of $2.0 million was accounted for, resulting in a net profit over the life of the investment of $2.9 million.
On June 3, 2005 the Company disposed of 30 million shares in Gold Fields for $297.6 million, resulting in a loss of $60.2 million.
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
10	IMPAIRMENT OF LISTED INVESTMENT

	2005	2004	2003
	$’000	$’000	$’000

Impairment of shares in listed companies	(63,234)	—	—

Prior to the disposal of the ARM shares to the ARM Empowerment Trust, the market value of ARM shares decreased significantly below the cost at which it was originally acquired. Harmony determined that this decrease was “other-than-temporary” and recorded the unrealized loss as an impairment of listed investment in consolidated statements of operations.
11	PROFIT ON SALE AND LOSS ON DILUTION OF INVESTMENT IN ASSOCIATES — NET

	2005	2004	2003
	$’000	$’000	$’000

Profit on sale of investment in Highland Gold Limited	—	77,596	—
Loss on dilution of investment in African Rainbow Minerals Limited	—	(12,499)	—

	—	65,097	—

On October 14, 2003 the Company disposed of its investment in Highland Gold for $119.7 million. The carrying value of the investment on that date, which was accounted for under the equity method, amounted to aproximately $42.1 million, resulting in a profit of $77.6 million.
The Company and ARMgold purchased the investment in ARM through a joint venture, Clidet, for $230 million (See note 3(d)). Since acquisition Harmony equity accounted for the earnings of ARM. The carrying value of the investment was $260.9 million at April 30, 2004, before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony’s interest in ARM was diluted from 34.5% to 19.0% (See note 3(e)). As a result, Harmony recorded a net loss on dilution of $12.5 million.
12	(LOSS)/PROFIT ON SALE OF SUBSIDIARIES

	2005	2004	2003
	$’000	$’000	$’000

Profit on sale of investment in NACS	128	—	—
Loss on sale of investment in Future	(1,367)	—	—
Profit on sale of investment in Ubuntu	1,125	—	—
Profit on sale of investment in Bissett	—	115	—

	(114)	115	—

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On July 1, 2004 the Company disposed of the entire share capital of National Accomodation & Catering Services (Proprietary) Limited (NACS) for $0.2 million. The net asset value of NACS was $0.1 million, resulting in a profit of $0.1 million for the Group. The subsidiary was acquired from ARMI as part of the acquisition of ARMgold on 23 September 2003.
On November 29, 2004 the Company disposed of the entire share capital of Future Mining (Proprietary) Limited (Future) for $0.17. The net asset value of Future was $1.4 million, resulting in a loss of $1.4 million for the Group. The subsidiary was acquired from ARMI as part of the acquisition of ARMgold on 23 September 2003.
On November 30, 2004 the Company disposed of the entire share capital of Ubuntu Small Scale Mining (Proprietary) Limited (Ubuntu) for $0.1 million. The net asset value of Ubuntu was a negative $1.0 million, resulting in a profit of $1.1 million for the Group. The subsidiary was acquired from ARMI as part of the acquisition of ARMgold on 23 September 2003.
On March 17, 2004, the Company disposed of the entire share capital of Bissett for $5.6 million. The proceeds were settled by the issue of 5 000 000 shares in San Gold, 5 714 285 shares in Gold City and the balance of $2.7 million in cash. The net asset value of Bissett was $5.5 million, resulting in a profit of $0.1 million for the Group.
13	TAXATION
The Company’s income tax benefit/(expense) comprise of:

	2005	2004	2003
	$’000	$’000	$’000

Current income and mining taxes	(12,255)	(5,820)	(29,797)
Deferred income and mining taxes	112,948	47,704	4,542

Total income and mining taxation benefit/(expense)	100,693	41,884	(25,255)

The Company’s pre-tax (loss)/income before minority interests and cumulative effect of changes in accounting principles comprise of:

	2005	2004	2003
	$’000	$’000	$’000

South Africa	(614,592)	(38,159)	138,259
Foreign	(102,568)	(36,409)	(40,744)

Total	(717,160)	(74,568)	97,515

Mining tax on South African mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of Australian operations are taxed at a standard tax rate of 30% (2004: 30% and 2003: 30%). Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company’s income tax provision to differ from the maximum mining statutory tax rate of 45% (2004: 46% and 2003: 46%) were:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2005	2004	2003
	$’000	$’000	$’000

Income and mining tax benefit/(expense) on (loss)/income before tax, minority interests and cumulative effect of changes in accounting principles at the maximum statutory mining tax rate	315,417	33,712	(36,807)
Valuation allowance raised against deferred tax assets	—	—	1,736
Non-taxable income / additional deductions	(41,167)	18,063	15,548
Difference between estimated effective mining tax rate and maximum mining statutory rate on timing differences	18,602	(2,467)	(13,870)
Difference between South African mining formula tax rate and maximum mining statutory rate on mining income	(108,338)	9,861	10,306
Difference between non-mining tax rate and maximum mining statutory rate on non-mining income	(12,552)	262	6,590
Change in estimated effective mining tax rate on deferred tax	(71,269)	(17,547)	(8,758)

Income and mining tax benefit/(expense)	100,693	41,884	(25,255)

Effective income and mining tax rate	14%	56%	26%

The components of the Company’s consolidated deferred tax assets/(liabilities) are as follows:

	2005	2004
	$’000	$’000

Deferred income and mining tax assets:
Deferred financial liability	11,346	12,834
Unredeemed capital expenditure	90,482	60,227
Provisions, including rehabilitation accruals	19,515	17,956
Tax losses	52,707	16,389
Other	173	—

	174,223	107,406
Valuation allowance for deferred tax assets	—	—

Total deferred income and mining tax assets	174,223	107,406

Deferred income and mining tax liabilities:
Mining assets	(543,679)	(588,675)
Product inventory not taxed	(2,323)	(5,794)
Other	—	(617)

Total deferred income and mining tax liabilities	(546,002)	(595,086)

Net deferred income and mining tax liabilities	(371,779)	(487,680)

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax assets	138,519	71,132
Non-current deferred income and mining tax liabilities	(510,298)	(558,812)

Net deferred income and mining tax liabilities	(371,779)	(487,680)

As at June 30, 2005 the Group has unredeemed capital expenditure of $987.0 million (2004: $921.8 million) and tax losses carried forward of $266.2 million (2004: $56.1 million) available for deduction against future South African mining income. These future deductions are utilizable against mining income generated only from the Group’s current mining operations in South Africa and do not expire unless the Group ceases to trade for a period longer than one year.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
In terms of Australian taxation legislation, tax losses incurred by Harmony Gold Australia (Proprietary) Limited are carried forward indefinitely. Harmony Gold Australia (Proprietary) Limited has tax losses of $7.9 million (2004: $6.0 million) available for utilization against future profits.
14	EARNINGS PER SHARE

	For the year ended June 30, 2005
	Loss	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)

Basic loss per share
Shares outstanding July 1, 2004	—	321,424,077	—
Weighted average number of ordinary shares issued during the year	—	41,074,935	—

Loss available to common shareholders	(616,467)	362,499,012	(1.70)
Effect of dilutive securities
Share options issued to employees	—	—	—

Diluted loss per share	(616,467)	362,499,012	(1.70)

The inclusion of share options issued to employees as of June 30, 2005, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.

	For the year ended June 30, 2004
	Loss	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)

Basic loss per share
Shares outstanding July 1, 2003	—	185,536,615	—
Weighted average number of ordinary shares issued during the year	—	68,703,885	—

Loss available to common shareholders	(31,403)	254,240,500	(0.12)
Effect of dilutive securities
Share options issued to employees	—	—	—

Diluted loss per share	(31,403)	254,240,500	(0.12)

The inclusion of share options issued to employees as of June 30, 2004, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.

	For the year ended June 30, 2003
	Income	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)

Basic earnings per share before cumulative effect of change in accounting policy
Shares outstanding July 1, 2002	—	169,929,849	—
Weighted average number of ordinary shares issued during the year	—	8,024,396	—

Income available to common shareholders	71,792	177,954,245	0.40
Effect of dilutive securities
Share options issued to employees	—	3,197,170	—
Warrants issued	—	1,570,214	—

Diluted earnings per share before cumulative effect of change in accounting policy	71,792	182,721,629	0.39

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	For the year ended June 30, 2003
	Income	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)
Basic earnings per share
Shares outstanding July 1, 2002	—	169,929,849	—
Weighted average number of ordinary shares issued during the year	—	8,024,396	—

Income available to common shareholders	86,562	177,954,245	0.49
Effect of dilutive securities
Share options issued to employees	—	3,197,170	—
Warrants issued	—	1,570,214	—

Diluted earnings per share	86,562	182,721,629	0.47

15	RECEIVABLES

	2005	2004
	$’000	$’000

Value added tax	15,009	19,596
Trade receivables — net of allowance for doubtful accounts of $1.1 million and $2.9 million in 2005 and 2004, respectively	9,779	25,108
Gold receivables	43,133	68,835
Prepayments	3,688	4,779
Interest and other	23,121	19,800

	94,730	138,118

16	INVENTORIES

	2005	2004
	$’000	$’000

Gold in-process	49,937	53,244
Consumable stores	36,184	31,415

	86,121	84,659

17	PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	$’000	$’000

Mining properties, mine development costs and mine plant facilities — cost	4,641,871	4,764,512
Other non-mining assets — cost	53,321	53,356
Accumulated depreciation and amortization	(1,424,173)	(1,181,095)

	3,271,019	3,636,773

Other non-mining assets consist of freehold land, computer equipment and motor vehicles.
Depreciation of property, plant and equipment amounted to $134.8 million in 2005, $102.3 million in 2004 and $60.4 million in 2003.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
18	OTHER ASSETS

	2005	2004
	$’000	$’000

Mineral subscriptions, participation rights and slimes dams	7,084	7,584
Deferred stripping	1,511	16,157
Bond issue costs, net of amortization	5,733	8,097

	14,328	31,838

Deferred stripping costs are made up as follows:
Opening balance	16,157	9,622
(Transfers from)/additions to assets during the period	(4,149)	4,119
Impairment of assets during the period	(11,213)	—
Foreign currency translation differences	716	2,416

Closing balance	1,511	16,157

The deferred stripping balance at the end of fiscal 2005 and 2004 pertains only to Kalgold operations. In terms of the life of mine plan, pre-stripping is performed in the early years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred in those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 8.70 in 2005 and 8.07 in 2004, in respect of the Kalgold operation. These stripping ratios were calculated taking into account the actual strip ratios achieved of 6.01 in 2005 and 15.86 in 2004.
The impairment charge was as a result of the adjustment to the expected amount of gold to be produced, as well as revised working costs, which resulted in revised life of mine plans being designed for Kalgold operations.
19	GOODWILL
The Company allocated the goodwill arising from the ARMgold acquisition (see note 3(f)) primarily to the Tshepong and Phakisa reporting units. The allocation was based on the valuations of those shafts and based on the mine-specific synergies arising from the acquisition that are expected to be realized in future. There have been no impairments or other adjustments to the goodwill since acquisition. The movement in the goodwill balance compared to the prior year relates to currency fluctuations. The goodwill is reflected in the “Freegold” reportable segment. See note 36.
20	RESTRICTED CASH

	2005	2004
	$’000	$’000

Bissett proceeds held in trust	143	1,679
Australian dissentient shareholders funds	1,334	5,192
Security deposits	6,321	3,051

	7,798	9,922

An amount of C$0.2 million (2004: C$2 million) of the proceeds on sale of Bissett is held in trust with Stike and Elliot attorneys in Canada. The amount will be held in trust until clearance is provided by the Canadian tax authority that all outstanding tax obligations by Harmony have been met.
An amount of A$2 million (2004: A$8 million) is held to acquire the remaining shares in Australian subsidiaries, as part of the compulsary takeover of shares.
An amount of A$ 8 million (2004: A$ 4 million) is held in respects of security deposits on mining tenements and credit cards.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
21	INVESTMENTS

	2005	2004
	$’000	$’000

Listed investments
Investments in listed shares (a)	453,712	234,991

Other investments
Unlisted investments and loans (b)	13,109	11,013
Amounts contributed to environmental trust funds (c)	175,695	173,374

	188,804	184,387

Total non-current investments	642,516	419,378

(a)    On January 25, 2005 the Company received 5 million ordinary shares in Peninsula Minerals Limited, issued at A$0.02 per share, as partial consideration for the sale of tenements. The market value of the investment was $0.04 million (A$0.01 per share) on June 30, 2005.
On January 13, 2005 the Company received 500 000 ordinary shares in Atlas Gold Limited, issued at A$0.20 per share, as partial consideration for the sale of tenements. The market value of the investment was $0.07 million (A$0.20 per share) on 30 June 2005.
On November 30, 2004 the Company acquired 56,606,482 ordinary shares in Gold Fields, representing 11.5% of their issued share capital, at a total cost of $767.2 million by the issue of 1.275 Harmony shares for every Gold Fields’ share. Gold Fields is a mineral resources company, primarily gold, which is listed on the JSE and has a secondary listing on the New York Stock Exchange. The investment was classified as an available-for-sale investment since acquisition. On June 3, 2005 the Company disposed of 30 million shares in Gold Fields, representing 6.5% of their issued share capital, for $297.6 million. These shares were acquired at a total cost of $415.2 million, resulting in a loss of $60.2 million. The market value of the remaining investment was $304.0 million (R76.20 per share) on June 30, 2005, resulting in a decrease of $17.5 million since acquisition, which was reflected as a component of shareholders’ equity. Dividends to the value of $2.7 million were received from this investment during the current fiscal year.
Harmony’s 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3, 2004, by the issue of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment. Through the same range of transactions, Harmony disposed of its platinum interest in the Kalplats platinum project to ARM for the issue of 2,000,000 new ordinary shares in ARM. The market value of the investment was $233.2 million (R34.00 per share) on June 30, 2004, which resulted in a decrease of $51.1 million in the carrying value of the investment. This decrease is viewed as a temporary decrease in market value and thus recorded as a component of other comprehensive income. The majority of the mark-to-market loss in 2004 relates to the investment in ARM.
In addition, during the 2005 fiscal year Harmony entered into a number of transactions to dispose of the 19.5% investment held in ARM. These transactions included transactions in the open market to dispose of a 5.82% share in ARM on which a realized loss of $38.2 million was recorded (Refer to note 9) and the transfer of the remaining portion of the investment to the ARM Empowerment Trust. As discussed in note 3(d), Harmony did not account for this transaction as a sale, but continued to mark the remaining available-for-sale investment to market. As discussed in note 24, the shares serve as security for the first and second term loan facilities used by the ARM Empowerment Trust to acquire the shares. The market value of the remaining investment in ARM (held by the ARM Empowerment Trust) at June 30, 2005 was $146.9 million (R33.99 per share).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On March 17, 2004 the Company received 5,000,000 ordinary shares in San Gold, issued at C$0.40 per share, and 5,714,285 ordinary shares in Gold City, issued at C$0.35 per share, as partial consideration for the sale of the Company’s wholly owned subsidiary, Bissett. San Gold and Gold City are mineral resources companies, which have secondary listings on the Toronto Stock Exchange. The market value of the investment in San Gold was $1.6 million (C$0.40 per share) (2004: $0.6 million (C$0.19 per share)) on June 30, 2005, resulting in an increase of $0.2 million (2004: a decrease of $0.9 million) since acquisition, which was reflected as equity reserves. The market value of the investment in Gold City was $0.9 million (C$0.20 per share) (2004: $1.0 million (C$0.25 per share)) on June 30, 2005, resulting in a decrease of $0.6 million (2004: $0.6 million) since acquisition, which was reflected in other comprehensive income. The movement in the market values of both companies is considered to be temporary.
The following table summarizes the unrealized losses in the market value of the listed investments included in equity since their acquisition on June 30, 2005 and 2004:

	2005	2004
	$’000	$’000

Environmental trust funds	13	1,031
ARM	—	(58,804)
San Gold	153	(900)
Gold City	(649)	(610)
Gold Fields	(20,748)	—

	(21,231)	(59,283)

(b)	Unlisted investments comprise of various industry related investments and loans, which have been recorded at cost. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. No dividends were received from these investments in the 2005, 2004 and 2003 fiscal years.

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The cash in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value.
22 INVESTMENT IN ASSOCIATES
Investments in associates comprise of the following:

				Market value	Market value
Investment	Description of business	Ownership %		2005	2004
		2005	2004	$’000	$’000

Bendigo Mining NL	Gold exploration	—	31.6%	—	19,908
The investments in both Bendigo and Highland Gold were made during fiscal 2002. (Refer to note 3 for more details regarding the respective acquisitions). The Company received $0.4 million dividends from Highland Gold during the 2004 fiscal year. The Company did not receive any dividends from Bendigo during the 2004 and 2005 fiscal years. Harmony has disposed of its investment in Highland Gold for $119.7 million on October 14, 2003. On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, through the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony’s shareholding in Bendigo has been diluted from 31.6% to 12.7%. From this date, Bendigo was classified as an available-for-sale investment. See note 3(h).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following table summarizes the change in value of the Group’s investments in associates:

	2005	2004
	$’000	$’000

Opening carrying amount	19,908	63,782
Shares at cost	—	84,491
Net share of results of associates	—	2,020
Dividend received	—	338
Disposal of associate	—	(42,955)
Associate now consolidated	—	(95,137)
Impairment of investment	—	(1,956)
Associate becoming a listed investment on dilution	(20,303)	—
Foreign currency translation differences	395	9,325

Closing carrying amount	—	19,908

The Company acquired an equity interest in Avgold of 11.5% on July 15, 2003. During May 2004, the Company increased its investment in Avgold above 50% and consolidated its investment in Avgold from that date. During the period August 2003 to April 2004, Avgold was equity accounted by the Company as it exercised significant influence over the financial and operational policies of Avgold (Refer to note 3(e) for more detail regarding the Avgold acquisition).
With the acquisition of ARMgold on September 22, 2003, the Group gained control over the entire shareholding of Clidet. From this date until May 3, 2004, Clidet’s 34.5% interest in the outstanding share capital of ARM was equity accounted by the Company as it exercised significant influence over the financial and operational policies of ARM. Harmony’s 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3, 2004, by the issuance of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment.
23 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
	$’000	$’000

Trade payables	49,664	70,121
Short term portion of long term loans	200,451	93,029
Short term borrowings	2,726	12,870
Payroll and leave liabilities	62,814	106,001
Employment termination costs	32,910	26,368
Accrued liabilities	45,056	64,442
Other liabilities	33,923	10,027

	427,544	382,858

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
     24 LONG TERM LOANS

	2005	2004
	$’000	$’000
——
Uncollateralized
Senior uncollaterized fixed rate bonds (a)	179,991	192,694
Fair value adjustment of cash flow hedge	(3,577)	(2,768)
Less : amortized discount	(245)	(524)

	176,169	189,402
Less : short term portion	(176,169)	—

	—	189,402

Convertible uncollaterized fixed rate bonds (b)	254,987	272,983

Africa Vanguard Resources (Proprietary) Limited (c)	4,800	2,149

Total uncollateralized long term loans	259,787	464,534

Collateralized
BAE Systems Plc (d)	—	9,001
Less : short term portion	—	(9,001)

	—	—

Nedbank Limited (e)	20,970	20,585

AngloGold Limited (f)	—	59,769
Less: short term portion	—	(59,769)

	—	—

Gold Fields Limited (g)	822	1,011
Less : short term portion	(308)	(443)

	514	568

BOE Bank Limited (h)	23,864	47,325
Less : short term portion	(23,864)	(23,817)

	—	23,508

Nedbank Limited (i)	54,542	—

Nedbank Limited (j)	73,494	—

Auriel Alloys (k)	248	—
Less : short term portion	(69)	—

	179	—

Total collateralized long term loans	149,699	44,661

Total long term loans	409,486	509,195

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(a)	On June 16, 2001, Harmony launched and priced an issue of South African Rand denominated senior uncollateralized fixed rate bonds in an aggregate principal amount of R1,200 million ($115.5 million), with semi-annual interest payable at a rate of 13% per annum. These bonds will be repayable on June 14, 2006, subject to early redemption at Harmony’s option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds are outstanding, Harmony will not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without collateralized the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of $1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.6 million (2004: $0.7 million) (2003: $0.5 million) for amortization of the bond issue costs. On July 6, 2005 a total of $45.0 million of the bond’s notional value was repurchased at a cost of some $47.1 million. This represents 23.5% of the total issue due for redemption in June 2006. See note 35(a).

(b)	On May 21, 2004, Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of R1,700 million ($252 million). Interest at a rate of 4.875% per annum is payable semi-annually in arrears on May 21 and November 21 of each year, commencing November 21, 2004. The bonds mature 5 years from the issue date at their nominal value of R1,700 million unless converted into the company’s ordinary shares. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value Rand 0.50 per share. The number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the elevant conversion date. The bonds are listed on the London Stock Exchange for Bonds. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Included in the amortisation charge as per the income statement is $1.4 million (2004: $0.1 million) (2003: $nil million) for amortization of the bond issue costs.

(c)	During the year Africa Vanguard borrowed an additional R18 million ($2.8 million) (2004: R14 million ($2.0 million)) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free, with no fixed terms of repayment.

(d)	The loan from BAE Systems Plc was a US dollar denominated term loan of $9.0 million for financing the design, development and construction of a facility for the manufacture and sale of value added gold products at Harmony’s premises in the Free State. The loan was collateralized by a notarial covering bond over certain gold proceeds and other assets and was repaid in full on April 2, 2005. The loan accrued interest at LIBOR plus 2% and interest was repayable on a quarterly basis.

(e)	On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be accrued and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalized during the year ended June 30, 2005 amounted to $1.9 million (2004: $1.7 million and 2003: $nil).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(f)	On December 24, 2001 FreeGold entered into an agreement with AngloGold Limited to purchase its FreeGold assets for R2,881 million ($298 million). R1,800 million ($169 million) was payable on January 1, 2002 at the call rate from this date until the 10th business day after the date of fulfilment of the last of the conditions precedent. R400 million ($38 million) was fully repaid on December 30, 2004 at no interest charge. The balance of the consideration was paid on June 23, 2003, five business days before AngloGold was obliged to pay recoupment tax, capital gains tax and any other income tax on the disposal of the assets, at no interest charge.

(g)	On July 1, 2002 Freegold entered into an agreement with St Helena Gold Mines Limited, a fully owned subsidiary of Gold Fields Limited, to purchase its St Helena assets for R129 million ($12.8 million). R120 million ($11.9 million) was payable on October 29, 2002, being the effective date after the fulfilment of all the conditions precedent. The balance of R9 million ($0.9 million) is payable by way of a 1 % royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the 10th of the month following the effective date.

(h)	On April 5, 2002, ARMgold entered into a term loan facility of R500 million ($45.3 million) with BOE Bank Limited for the purpose of partially funding ARMgold’s acquisition of shares in Freegold and loans made by ARMgold to Freegold in connection with the acquisition of mining assets from AngloGold Limited. The facility is collateralized by a pledge of the following:
(i) ARMgold’s shares in Freegold;
(ii) The proceeds to ARMgold from the exercise of call options of Harmony as set out in the Freegold Joint Venture Agreement;
(iii) The proceeds to ARMgold of put options purchased by ARMgold to create downside protection on the gold price,
(iv) All amounts owing to ARMgold by Freegold; and
(v) Monies held to the account of the Distribution Account, being the account to which all distributions by Freegold to ARMgold in the form of the distribution on shares or repayments of interest or capital in respect of unsecured shareholder loans, must be credited. There was no balance on this account at June 30, 2005.
The loan is repayable over a 4 year period in bi-annual installments of R90 million ($14.4 million), the first was on December 31, 2002 and the final installment will be on June 30, 2006. The loan bears interest, compounded monthly, at a fixed interest rate of 15,49%.
(i)	On April 15, 2005 the ARM Trust entered into a term loan facility of R356 million ($56.7 million) with Nedbank Limited for the purpose of funding the ARM Trust’s partial acquisition of the shares, the Company held in ARM (Refer note 4). The loan bears interest, compounded monthly, at a fixed rate of 10.02%. Interest accrued during the year ended June 30, 2005 amounted to $1.3 million. The loan is repayable on the 5th anniversary of the advance date.

(j)	On April 15, 2005 the ARM Trust entered into a second term loan facility of R474 million ($75.4 million) with Nedbank Limited for the purpose of funding the balance of the ARM Trust’s acquisition of the shares, the Company held in ARM (Refer note 4). The loan bears interest, compounded monthly, at a fixed rate of 9.52%. Interest and additional charges accrued during the year ended June 30, 2005 amounted to $1.4 million and $1.1 million, respectively. The loan is repayable on the 5th anniversary of the advance date.

(k)	During December 2003 Musuku Beneficiation Systems (Proprietary) Limited, a wholly owned subsidiary of the Company, entered into a long term loan facility of R2 million ($0.3 million) with Auriel Alloys for the purpose of financing the acquisition of Dental Alloy equipment. The loan bears interest at 11% and is payable by way of 60 instalments of R50,000 each.
The maturity of borrowings is as follows:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2005	2004
	$’000	$’000

Current	200,451	97,940
Between 1 to 2 years	693	208,397
Between 2 to 5 years	403,993	293,640
Over 5 years	4,800	2,247

Total borrowings	609,937	602,224

25	DEFERRED FINANCIAL LIABILITY

	2005	2004
	$’000	$’000

Mark-to-market of financial instruments at year end	57,863	91,513
ARM Empowerment Trust	18,857	—

	76,720	91,513

During the fiscal year ended June 30, 2005 Harmony closed out the remaining gold lease rate swaps which were inherited through the acquisition of New Hampton Gold and Hill 50. During the previous fiscal year, Harmony closed out 500,000oz of the New Hampton and Hill 50 hedge books at a cost of R105 million (US$15 million). These close outs are in accordance with Harmony’s strategy of being unhedged.

All forward-pricing commitments and forward exchange contracts do not meet the criteria to qualify for hedge accounting and the mark-to-market movements are reflected in the income statement.

The liability of $18.9 million represents the fair value of the net increase in the ARM Empowerment Trust. See note 3(d). Changes in the fair value of this derivative financial liability have been accounted for in the consolidated income statements.

Refer to note 32 for more detail on the outstanding financial instruments.

26	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	2005	2004
	$’000	$’000

Balance as at July 1, 2004 and 2003	125,917	62,977
Additions to liabilities due to acquisitions	—	66,013
Change in estimates due to revisions in timing or amount of cash flows	(3,891)	(13,417)
Accretion expenses	4,053	8,670
Foreign currency translation adjustment	(5,629)	1,674

Balance as at June 30, 2005 and 2004	120,450	125,917

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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
27	PROVISION FOR SOCIAL PLAN

	2005	2004
	$’000	$’000

Opening balance	1,958	—
Recognition of present value of future liability	—	1,772
Charge to income statement	299	—
Foreign currency translation adjustment	(148)	186

Closing balance	2,109	1,958

The company has undertaken to donate R50 million ($8.0 million) over a period of 10 years to The Harmony Gold Mining Company Social Plan Trust in terms of an agreement signed on November 3, 2003. R18.5 million ($2.7 million) was donated during the 2004 fiscal year and the balance will be donated in instalments of R3.5 million ($0.6 million) annually over the next 9 years. The purpose of the trust is to fund the social plan to reduce the negative effects of retructuring on the company’s workforce, to put measures in place to ensure that the technical and life skills of the company’s workforce are developed and to develop the company’s workforce in such a manner to avoid or minimize job losses and a decline in employment through turnaround or redeployment strategies.

28	PROVISION FOR POST-RETIREMENT BENEFITS

Most of the supervisory and managerial workers in South Africa participate in the Minemed defined contribution medical scheme, as well as other medical schemes. The Group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (the “Minemed scheme”). The Group’s contributions to these schemes on behalf of retired and current employees amounted to $10.0 million, $6.6 million and $4.4 million for 2005, 2004 and 2003 respectively.

With the exception of some Freegold employees, included from date of acquisition, no post-retirement benefits are available to other workers. No liability exists for employees who were members of these schemes who retired after the date noted above. The medical schemes pay certain medical expenses for both current and retired employees and their dependents. Current and retired employees pay an annual fixed contribution to these schemes.

An updated actuarial valuation was carried out during the 2005 fiscal year on the Minemed medical scheme following the last actuarial valuation in the 2002 fiscal year.

Assumptions used to determine the liability relating to the Minemed medical scheme included, a discount rate of 9%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA ‘‘a mf’’ tables, which are generally used in South Africa to represent the mortality of CAWMs, and a medical inflation rate of 6.34%.

The company operates a post retirement medical aid benefit scheme. The amounts were based on an actuarial valuation conducted during the year ended 30 June 2005 and the liability was valued using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2006.

The movements in the present value of the unfunded obligations of the accrued post-retirement health care costs recognised in the balance sheet are as follows:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2005	2004
	$’000	$’000

Opening balance as previously stated	1,584	1,017
Acquired through the purchase of subsidiary	—	154
Additional provision for the current employees	6,470	—
Contributions paid	(971)	—
Other expenses included in staff costs
Current service cost	971	—
Interest cost	3,235	—
Net actuarial gains recognised during the year	3,074	—
Foreign currency translation adjustments	(1,087)	413

Balance at the end of the year	13,276	1,584

The principal actuarial assumptions used for accounting purposes were:

Discount rate	9%	4%-12%
Healthcare inflation rate	6.34%	0%-7%
Normal retirement age	60	60
The obligation has been valued using the projected unit credit funding method on past service liabilities.
29	COMMITMENTS AND CONTINGENCIES

	2005	2004
	$’000	$’000

Capital expenditure commitments
Contracts for capital expenditure	4,226	12,442
Authorized by the directors but not contracted for	274,318	670,878

	278,544	683,320

This expenditure will be financed from existing cash resources and where appropriate borrowings.

Contingent liabilities
Guarantees and suretyships	2,666	3,089
Environmental guarantees	20,107	15,800

	22,773	18,889

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Occupational healthcare services
Occupational healthcare services are made available by Harmony to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The group is monitoring developments in this regard.

Action was instituted by 10 Plaintiffs employed at Elandsrand Mine in December 2004. The First Defendant in these matters is Anglo American Corporation of South Africa Limited (Anglo American), with Harmony cited as the Second Defendant. These 10 claims constitute test cases in relation to claims for damages for silicosis allegedly contracted by the Plaintiffs over their period of employment with Anglo American and Harmony at Elandsrand. The Board of directors do not believe that the present 10 test cases present a significant risk and the probabilities vastly favour a dismissal of the actions. At this stage, any potential liability can not be reasonably quantified.

30	DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and equivalents The carrying amount approximates fair value as a result of the short-term maturity of these instruments.

Investments

It is not practical to determine the fair value of unlisted equity investments. These investments are carried at their original cost in the balance sheet. The fair value of listed equity investments is determined with reference to their market value at the end of each reporting period.

Receivables, acounts payable and accrued liabilities

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

Interest rate swaps The fair value of interest rate swaps is determined by reference to quoted market prices for similar instruments.

The fair values of financial instruments were as follows:

	2005
	Carrying value	Fair Value
	$’000	$’000

Cash and cash equivalents	266,746	266,746
Receivables	94,730	94,730
Investments in listed securities	453,712	453,712
Investments in unlisted securities	13,109	13,109
Accounts payable and accrued liabilities	427,544	427,544
Long and short-term debt	609,937	609,937
Interest rate swaps	3,577	3,577

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2004
	Carrying value	Fair Value
	$’000	$’000

Cash and cash equivalents	217,022	217,022
Receivables	138,118	138,118
Investments in listed securities	234,991	234,991
Investments in unlisted securities	11,014	11,014
Accounts payable and accrued liabilities	382,858	382,858
Long and short-term debt	602,224	602,224
Interest rate swaps	2,768	2,768
31	EMPLOYEE BENEFIT PLANS

(a)	PENSION AND PROVIDENT FUNDS: The Group contributes to several defined contribution pension and provident funds governed by the Pension Funds Act, 1946 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Group’s liability is limited to its annually determined contributions.

The provident funds are funded on the ‘‘money accumulative basis’’ with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The Superannuation Guarantee Contributions were set at a minimum of 9% of gross salary and wages for the 2005 fiscal year (2004: 9% and 2003: 9%).

Substantially all the Group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Group for fiscal 2005 amounted to $56.0 million (2004 : $43.4 million and 2003: $20.5 million).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(b)	SHARE OPTION SCHEMES

(i)	HARMONY SHARE OPTION SCHEMES: The Company currently has three employee share option schemes, being the Harmony (1994) Share Option Scheme (“HSOS 1994 Scheme”), the Harmony (2001) Share Option Scheme (“HSOS 2001 Scheme”) and the Harmony (2003) Share Option Scheme (“HSOS 2003 Scheme”). Pursuant to the rules of the HSOS 1994 Scheme, the HSOS 2001 Scheme and the HSOS 2003 Scheme certain qualifying employees may be granted options to purchase shares in the Company’s authorized but unissued ordinary shares. The HSOS 2001 Scheme was established following approval by the Company’s shareholders during fiscal 2002. The HSOS 2001 Scheme came into effect on November 16, 2001 and the HSOS 2003 Scheme came into effect on November 12, 2003, however, options previously issued under the HSOS 1994 Scheme remain in force. The terms of the HSOS 2001 Scheme and the HSOS 2003 Scheme are substantially equivalent to the terms of the HSOS 1994 Scheme, except that the maximum number of share options that may be granted under the HSOS

2001Scheme is a fixed amount (8,000,000), rather than a percentage of share capital. Options granted under the HSOS 1994 Scheme are not counted against this maximum. Of the 8,000,000 ordinary shares under the specific authority of the directors in terms of the HSOS 2001 Scheme, 7,572,500 shares have been offered to participants leaving a balance of 427,500 to be offered to eligible employees. Upon the date of adoption of the HSOS 2001 Scheme, 1,065,400 shares were still outstanding under the HSOS 1994 Scheme. Following the adoption of the HSOS 2001 Scheme, no further option grants have been made under the HSOS 1994 Scheme. On June 30, 2005 13,532,997 shares of the 23,204,960 ordinary shares have been offered to participants in terms of the HSOS 2003 Scheme, leaving a balance of 9,671,963. In terms of the rules of the HSOS 1994 Scheme, the HSOS 2001 Scheme and the HSOS 2003 Scheme, the exercise price of the options granted is equal to fair market value of the shares at the date of the grant.

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

Options currently expire no later than 10 years from the grant date. Pursuant to the HSOS 1994 Scheme rules, annually upon anniversary of the grant date, a third of the total options granted are exercisable. Pursuant to the HSOS 2001 Scheme rules, annually upon anniversary of the grant date, a third or a fifth of the total options granted are exercisable, depending on the vesting terms of the respective grant. Pursuant to the HSOS 2003 Scheme rules, annually upon anniversary of the grant date, a fifth of the total options granted are exercisable. Proceeds received by the Company from the exercise are credited to share capital and additional paid in capital.

Details of the activity in the HSOS 1994 Scheme, the HSOS 2001 Scheme and the HSOS 2003 Scheme were as follows (For convenience of the reader, the Rand amounts have been converted to US$ at the balance sheet date for the respective fiscal years):

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

			Average	Average
		Number of	exercise price	exercise price
	Available for	share options	per share	per share
	grant	granted	SA Rand	US Dollar

Balance as at June 30, 2002	4,978,700	8,987,868	—	—
Share options granted during the year	(1,149,100)	1,149,100	—	—
Share options exercised during the year	—	(2,243,300)	37.04	4.93
Share options forfeited during the year	461,800	(461,800)	—	—

Balance as at June 30, 2003	4,291,400	7,431,868	—	—
Share options exercised during the year	—	(703,800)	41.82	6.07
Share options forfeited during the year	683,934	(683,934)	—	—

Balance as at June 30, 2004	4,975,334	6,044,134	—	—
Share options reserved during the year	23,204,960	—	—	—
Share options granted during the year	(13,532,997)	13,532,997	—	—
Share options exercised during the year	—	(426,352)	45.69	7.39
Share options forfeited during the year	937,695	(937,695)	—	—

Balance as at June 30, 2005	15,584,992	18,213,084	—	—

The options exercisable on June 30, 2005 and 2004 were 2,596,250 and 2,645,738, respectively.
The range of exercise prices for options outstanding at June 30, 2005 was R25.75 to R93.00. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of the Company’s share over the period of the grants.
The following tables summarize information relating to the options outstanding at June 30, 2005 (Tables are denominated in South African Rand and US$ where applicable):

				Outstanding options weighted average
					Exercise	Exercise
			Number of	Contractual	price	price
SA Rand	Range of prices	US$	shares	life (in years)	SA Rand	US$

22.90 - 27.20		3.43 - 4.08	161,450	4.85	25.39	3.81
35.40 - 49.60		5.31 - 7.44	12,905,548	8.93	41.43	6.21
66.00 - 66.15		9.90 - 9.92	4,120,686	9.03	66.14	9.92
91.60 - 93.00		13.74 - 13.95	1,025,400	7.71	91.64	13.75

Total			18,213,084	8.85	49.70	7.46

			Exercisable options
				Weighted	Weighted
				average	average
				exercise price	exercise price
SA Rand	Range of prices	US$	Number of shares	Rand	US$
22.90 - 27.20		3.43 - 4.08	161,450	25.39	3.81
35.40 - 49.60		5.31 - 7.44	1,900,700	47.70	7.15
66.00 - 66.15		9.90 - 9.92	117,900	66.00	9.90
91.60 - 93.00		13.74 - 13.95	416,200	91.66	13.75

Total			2,596,250	54.19	8.13

These options will expire if not exercised at specific dates ranging from February 2009 to April 2015. Market prices for options exercised during the three fiscal periods ended June 30, 2005 ranged from R50.85 to R135.05

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
In connection with the share purchase scheme described above, the Company follows the provisions of EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB 25 and FASB Interpretation No. 44” for all options granted subsequent to January 18, 2001 and prior to the adoption of FAS 123 on July 1, 2001, due to the share purchase scheme described above. Pursuant to the guidance in EITF 00-23, the Company applied variable accounting for the 700,000 options granted on April 24, 2001, until the earlier of such date upon which such options were exercised, or the share purchase scheme was cancelled. The Company recognized a share-based compensation credit of $2.2 million related to this option grant during fiscal 2003.

On July 1, 2001, the Company changed its accounting policy and adopted FAS 123. FAS 123 requires that all share options granted following the date of adoption, be fair valued and that the fair value be recognized as share-based compensation expense over the options vesting period. Accordingly the Company fair valued the 6,130,100 options granted on November 20, 2001 and recorded deferred share-based compensation of $8.7 million based on a fair value of R9.23 per option granted during the 2002 fiscal year. $1.7 million, $2.6 million and $3.1 million were recognized as share compensation expense during the 2005, 2004 and 2003 fiscal years, respectively, related to the November 20, 2001, option grant. The Company also fair valued the 1,311,000 options granted on March 27, 2003 and recorded deferred share-based compensation of $7.1 million based on a fair value of R42.78 per option granted during the 2003 fiscal year. $2.1 million, $3.3 million and $0.7 million was recognized as share compensation expense during the 2005, 2004 and 2003 fiscal years, respectively, related to the March 27, 2003, option grant. The Company also fair valued the 3,924,149 options granted on August 10, 2004 and recorded deferred share-based compensation of $21.3 million based on a fair value of R33.36 per option granted during the 2005 fiscal year. $8.5 million was recognized as share compensation expense during the 2005 fiscal year, related to the August 10, 2004, option grant. The Company also fair valued the 9,608,848 options granted on April 26, 2005 and recorded deferred share-based compensation of $27.7 million based on a fair value of R17.57 per option granted during the 2005 fiscal year. $2.1 million was recognized as share compensation expense during the 2005 fiscal year, related to the April 26, 2005, option grant. The Company used the following assumptions in valuing the option grants:

	April 26,	August 10,	March 27 ,	November
	2005 option	2004 option	2003 option	20, 2001
	grant	grant	grant	option grant

Expected life (in years)	5.0	5.0	5.0	3.5
Risk free interest rate	8.37%	9.94%	11.63%	11.50%
Volatility	35.00%	40.00%	45.00%	40.00%
Dividend yield	0.00%	0.00%	1.52%	4.00%
The Company used the binomial method in determining the fair value of the options granted.

Pro forma financial information required by SFAS No. 123 “Accounting for Stock-Based Compensation” regarding net income and earnings per share for the fiscal years 2005, 2004 and 2003 as if the Company had accounted for its employee share options, granted subsequent prior to July 1, 2001, under the fair value method of that statement is presented in note 2(s)(iii) to these financial statements.

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
Details of the activity in the Abelle Scheme was as follows (For convenience of the reader, the Australian dollar amounts have been converted to US$ at the balance sheet date for the respective fiscal years):

			Average	Average
		Number of	exercise price	exercise price
	Available for	share options	per share	per share
	grant	granted	AUS$	US$

Balance as at April 30, 2003	7,260,382	2,662,500	—	—
Share options granted during the year	(1,800,000)	1,800,000	—	—
Share options exercised during the year	—	(22,500)	(0.94)	(0.71)

Balance as at June 30, 2003	5,460,382	4,440,000	—	—

Acquisition of outstanding options by Harmony	(5,460,382)	(4,440,000)	—	—

Balance as at June 30, 2004	—	—	—	—

Upon acquisition by Harmony of Abelle on May 1, 2003, the 2,662,500 Abelle options outstanding at a weighted average exercise price of A$0.53 per option were fair valued. The weighted average fair value of the outstanding options was determined to be A$0.70 per option, and accordingly deferred share based compensation expense of $1.3 million was recorded. $0.78 million and $0.13 million was recognized as share based compensation expense related to these option grants in fiscal 2004 and fiscal 2003, respectively. A further 1,800,000 Abelle options were granted on June 15, 2003 at A$1.01 per option. These options were fair valued at A$0.47 per option and deferred share based compensation of $0.5 million was recorded. $0.42 million and $0.02 million was recognized as share based compensation expense during fiscal 2004 and fiscal 2003, respectively. As part of the acquisition of the remaining interest in Abelle on March 15, 2004, the Company acquired all the outstanding share options. The Company used the following assumptions in valuing the option grants:

2004

Expected life (in years)	3.0
Risk free interest rate	4.64%
Volatility	53.00%
Dividend yield	0.00%
The Company used the binomial method in determining the fair value of the Abelle options granted.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
32	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

Harmony is exposed to various market risks, including commodity price risk, foreign currency risk, interest rate risk, liquidity risk and credit risk associated with the underlying assets and liabilities of the company as well as with anticipated transactions. Harmony does not issue derivative financial instruments for trading or speculative purposes. However, following periodic evaluation of these exposures, Harmony may enter into derivative financial instruments to manage these exposures.

Commodity price sensitivity

As a general rule, the Company sells its gold production at market prices. The Company, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. A significant proportion of New Hampton and Hill 50’s production was already hedged when acquired by the Company. During the previous fiscal year, in accordance with Harmony’s strategy, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$15 million.

It is Harmony’s strategy to continuously evaluate the hedge agreements as well as market conditions in order to close these contracts out at the most beneficial time.

The group had the following net forward-pricing commitments against future production at June 30, 2005.

Summary of the group’s gold hedge position at June 30, 2005

							Mark-to-
		June 30,	June 30,	June 30,	June 30,		market
Year		2006	2007	2008	2009	Total	$’000

AUSTRALIAN DOLLAR GOLD

Forward contracts	Kilograms	3,359	4,572	3,110	3,110	14,151
	Ounces	108,000	147,000	100,000	100,000	455,000	(36,828)
	A$ per oz	510	515	518	518	515

Call options sold	Kilograms	933	311	—	—	1,244
	Ounces	30,000	10,000	—	—	40,000	(994)
	A$ per oz	552	562	—	—	554

Total commodity	Kilograms	4,292	4,883	3,110	3,110	15,395

contracts	Ounces	138,000	157,000	100,000	100,000	495,000	(37,822)

The mark-to-market of these contracts was a negative R252 million (US$38 million) at June 30, 2005. The values at June 30, 2005 were based on a gold price of US$435 (A$571) per ounce, exchange rates of US$1 / R6.6670 and A$1 / US$0.7622 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts. These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
Summary of the group’s gold hedge position at June 30, 2004

								Mark-to-
		June 30,	June 30,	June 30,	June 30,	June 30,		market
Year		2005	2006	2007	2008	2009	Total	$’000

AUSTRALIAN DOLLAR GOLD

Forward contracts	Kilograms	5,443	3,359	4,572	3,110	3,110	19,594
	Ounces	175,000	108,000	147,000	100,000	100,000	630,000	(39,969)
	A$ per oz	513	510	515	518	518	372

Call options sold	Kilograms	4,043	933	311	—	—	5,287
	Ounces	130,000	30,000	10,000	—	—	170,000	(1,849)
	A$ per oz	512	552	562	—	—	130

Total commodity	Kilograms	9,486	4,292	4,883	3,110	3,110	24,881

contracts	Ounces	305,000	138,000	157,000	100,000	100,000	800,000	(41,818)

The mark-to-market of these contracts resulted in a negative value of US$42 million as at June 30, 2004. These values were based on a gold price of US$ 393 (A$ 571) per ounce, exchange rates of US$1 / R6.2275 and A$1/ US$ 0.6894 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates avaliable at the time.
Foreign currency sensitivity
Harmony’s revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.
Harmony however, inherited forward exchange contracts with the acquisition of Avgold.
Summary of the group’s currency hedge position at June 30, 2005

				Mark-to-
		June 30,		market
Year		2006	Total	$’000

Forward exchange contracts	US$ million	39	39	(16,467)
(Buy US$, sell ZAR at the agreed exchange rate)	Average strike ZAR/US$	9.54	9.54

Forward exchange call contracts sold	US$ million	39	39	—
(Sell US$, buy ZAR at the agreed exchange rate)	Average strike ZAR/US$	9.54	9.54

				(16,467)

The mark-to-market of these contracts was a negative R108 million (US$16 million) at June 30, 2005. These values were based upon an exchange rate of US$1/R6.6670 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations. These contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.
Summary of the group’s currency hedge position at June 30, 2004

					Mark-to-
		June 30,	June 30,		market
Year		2005	2006	Total	$’000

Forward exchange contracts	US$ million	79	40	119	(48,128)
(Buy US$, sell ZAR at the agreed exchange rate)	Average strike ZAR/US$	9.07	9.54	9.23

Forward exchange call contracts sold	US$ million	79	40	119	(358)
(Sell US$, buy ZAR at the agreed exchange rate)	Average strike ZAR/US$	9.07	9.54	9.23

					(48,486)

The net effect of the above contracts are a US$ Putt/ ZAR call option sold. The mark-to-market of these Foreign exchange forward and option contracts was a negative US$48 million as at June 30, 2004. These values were based upon an exchange rate of US$1/R6.26 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
These exchange contracts expire on 31 December 2005.
Interest rates and liquidity risk
Fluctuations in interest rates and gold lease rates impact on the value of short-term cash and financing activities, giving rise to interest rate risk.
Gold Lease Rate Swaps:
The Company generally does not undertake any specific actions to cover its exposure to gold lease rates in respect of its derivative financial instruments. Through its acquisitions of New Hampton Gold and Hill 50, the Company did however acquire certain gold lease rate swaps.
During the fiscal year ending June 30, 2005 Harmony closed out the remaining gold lease rate swaps which were inherited through the acquisition of New Hampton Gold and Hill 50. Through the close out of these agreements, Harmony received R2 million (US$ 0.3

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Gold lease rate swaps outstanding as at June 30, 2004:

	2005	2006	2007	2008	2009
Ounces	585,000	400,000	225,000	125,000	25,000

Lease rate received	1.04%	1.04%	1.05%	1.05%	1.05%
The marked-to-market of these contracts was a positive R8 million (US$1 million) at June 30, 2004, based on valuations provided by independent treasury and risk management experts. The mark-to-market movement is reflected in the income statement.
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
These transactions which mature in June 2006 are designated as fair value hedges. The mark-to-market value of the transactions was a negative R24 million (US$4 million) at June 30, 2005 (June 30, 2004: R17 million (US$3 million)), based on the prevailing interest rates and volatilities at the time. The mark-to-market movement is reflected in the income statement.
Surplus Funds
In the ordinary course of business, the Group receives cash from its operations and is required to fund its working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested in a mannner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group is able to actively source financing at competitive rates.
Concentration of credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timely.
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
The credit exposure to any one counter party is managed by setting exposure limits, which are reviewed regularly. The Group’s debtors and loans are regularly monitored and assessed. An adequate level of provision is maintained.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
33 CASH (UTILIZED)/GENERATED BY OPERATIONS

	2005	2004	2003
	$’000	$’000	$’000

Reconciliation of profit before taxation to cash generated from operations:
(Loss)/income before taxation	(717,159)	(74,568)	97,515
Adjustments for:
Loss/(profit) on sale of listed investments	93,470	(4,910)	(59,243)
Profit on sale and loss on dilution of investment in associates — net	—	(65,097)	—
Loss/(profit) on sale of subsidiaries	114	(115)	—
Profit on sale of property, plant and equipment	(12,542)	(22,303)	(2,129)
Depreciation and amortization	117,469	104,045	60,931
Impairment of assets	243,124	3,145	117,594
(Gain)/loss on financial instruments	17,672	32,385	(43,154)
Equity income of joint venture	—	(7,918)	—
Equity profit of associated companies	—	(2,020)	—
Impairment of investment in associate	—	1,956	—
Impairment of listed investment	63,234	—	—
Net decrease in provision for environmental rehabilitation	(2,828)	(19,461)	(5,224)
Provision for post retirement benefits	9,137	—	3
Other non cash transactions	13,255	5,564	8,700
Income and mining taxes paid	(8,952)	(83,881)	(43,514)
Cash cost to close out hedges	(34,248)	(19,349)	(8,637)
Share-based compensation	14,331	7,135	1,761
Decrease/(increase) in deferred stripping assets	15,362	(4,119)	(1,397)
Effect of changes in operating working capital items:
Receivables	38,092	25,400	18,346
Inventories	(7,357)	(700)	(13,126)
Accounts payable and accrued liabilities	(53,247)	33,929	24,205

Cash (utilized)/generated by operations	(211,073)	(90,882)	152,631

34 RELATED PARTY TRANSACTIONS
The Chairman of the Company’s Board of directors, Patrice Motsepe, was involved as a related party in the sale of Harmony’s interest in ARM. 14% of our shareholding in ARM was sold to the ARM Trust of which Nomfundo Qangule and Frank Abbott, directors of the Company, are trustees (Refer to note 21).
Our largest shareholder up to May 3, 2004, holding approximately 14% of the Company’s issued shares since the ARMgold acquisition was ARMI, represented by our Chairman. In terms of the transaction with ARM, these shares were sold to ARM.
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
As at June 30, 2003, A.R. Flemming and Lord Renwick of Clifton KCMG each owned, directly and indirectly, shares in Highland Gold. As such, each of them had an interest in Harmony’s investment in Highland Gold at that time, which the Company disposed of on October 17, 2003.
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction concluded in the 2005, 2004 and 2003 fiscal years, or in any proposed transaction that has affected or will materially affect Harmony or its investment interests or subsidiaries, other than stated above.
None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currectly or has been at any time during the past three fiscal years indebted to Harmony and /or its subsidiaries.
35 SUBSEQUENT EVENTS
(a)	On June 30, 2005 Harmony announced that it would approach the market to purchase up to 25% of the outstanding notional amount (the Repurchase) of its 13% HAR1 bond listed on the Bond Exchange of South Africa due June 14, 2006 (the Bonds). All holders of the Bonds were given an equal opportunity to participate in the Repurchase. On July 6, 2005 the partial re-purchase of Harmony’s HAR1 corporate bond was completed. A total of $45.0 million of the bond’s notional value was repurchased at a cost of some $47.1 million.This represents 23.5% of the total issue due for redemption in June 2006, compared to an allocated maximum amount for the repurchase of 25% of the total issue. The re-purchase was done at a spread of 195 bps above the benchmark government issue (R152). The bond has a semi-annual coupon of 13% and was launched in 2001.

(b)	On September 23, 2005 Harmony announced that it had reached agreement with Northern Gold NL on the divestment of its 50% stake in the Burnside Joint Venture for a consideration of A$24 million or $18.3 million. In terms of the agreement Northern Gold will purchase Harmony’s sole purpose subsidiary which holds Harmony’s interest in the Burnside JV and the management entity thereof. The purchase consideration of A$24 million (plus replacement of a A$1 million performance bond) is payable in tranches comprising:
—	A non-refundable deposit of A$0.25 million;

—	A cash payment of A$4.0 million and an issue of A$5.0 million of shares (20 million Northern Gold shares) on completion (within six months) and the replacement of a A$1.0 million performance bond;

—	A cash payment of A$5.0 million and the issue of A$4.4 million shares (at an issue price equal to the higher of A$0.25/share and the prevailing 30 day volume weighted average market price) six months after completion; and

—	A cash payment of A$5.35 million payable 18 months after the completion date.
The transaction is subject to normal regulatory approvals that accompany such transactions.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
36	GEOGRAPHICAL AND SEGMENT INFORMATION
The company is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.
The Company’s operations are managed on a shaft-by-shaft (geographical) basis and discrete financial information under International Financial Reporting Standards (“IFRS”) for each shaft is reviewed by the Company’s chief operating decision maker to assess performance and allocate resources. The accompanying geographical and segment information has therefore been presented on a shaft by shaft basis and reconciled to U.S. GAAP.
These operating segments have been grouped together in the following geographic regions: Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, Mt Magnet, South Kalgoolie, Papua New Guinea (Abelle), ARMgold and Avgold. The results of ARMgold and Avgold have been included as part of the South African operations from their acquisition dates, September 23, 2003 and May 1, 2004, respectively. The results of Abelle have been included from May 1, 2003 as part of the Australian operations. The Bissett mine in Canada, which ceased operations at the end of fiscal 2001, has been reported as part of the “other” segment for fiscal 2003 and 2004. The Big Bell, Mt Magnet, South Kal and Abelle mines are located primarily in Western Australia. The Hidden Valley project is located in Papua New Guinea. The Company also has exploration interests in Southern Africa and Australia as well as Peru, which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.
In addition to the grouping of its operating segments by geographic region, management has also categorized its South African underground operations as follows:
¢	quality shafts, which are typically those with a larger reserve base and longer life, which form the core of the group’s production;

¢	leveraged shafts, which are those that supplement production and provide the upside in the event of a positive swing in the Rand gold price;

¢	growth shafts, which comprise the expansion projects established through existing infrastructure, as well as the three new mines the Group is building in South Africa; and

¢	surface operations, which comprise the Kalgold opencast mine, all previously mined rock, whether waste or reef and any clean-up operations as well as plant and other infrastructure.
Management believes that the categorization above is in line with its shaft’s strategic roles and the different skill sets, which are currently used to manage them. While the leveraged operations generally require a more short-term, flexible and lean approach, the quality assets require investment over a longer time horizon. This grouping has also enabled increased focus on the completion of the growth projects and in turning them into mines.
During the year ended June 30, 2005, Harmony made certain reclassifications in its operating segment presentation for the years ended June 30, 2004 and 2003 to conform to the groupings discussed above.
Year ended June 30, 2005

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
SOUTH AFRICA
Free State operations							Information not allocated at shaft level
Quality ounces
Masimong	68,342	72,282	(3,940)	29,930	—	29,930	Information not allocated at shaft level	3,736	159,981	1,046

Leveraged ounces
Harmony 2	29,295	33,576	(4,281)	806	—	806	Information not allocated at shaft level	—	68,547	559
Merriespruit 1	19,428	24,552	(5,124)	—	—	—		—	45,559	414
Merriespruit 3	23,325	25,447	(2,122)	1,373	—	1,373		628	54,690	548
Unisel	27,798	35,202	(7,404)	10,631	—	10,631		—	65,011	494
Brand 3	19,807	24,150	(4,343)	1,500	—	1,500	Information not allocated at shaft level	—	46,299	448
Brand 5	8	2,120	(2,112)	—	—	—		—	33	—
Saaiplaas 3	1,026	4,831	(3,805)	475	—	475		4	2,541	30

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces gold	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced(*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Surface	3,720	3,318	402	37,481	—	37,481		1,589	9,542	467
Other	—	—	—	66,795	593,781	660,576		30	—	—

Total Free State	192,749	225,478	(32,729)	148,991	593,781	742,772	526,506	5,987	452,203	4,006

Evander operations
Quality ounces
Evander 2	20,695	30,967	(10,272)	3,815	—	3,815	Information not allocated at shaft level	15	48,764	357
Evander 5	20,078	19,353	725	3,684	—	3,684		2	47,093	245
Evander 7	55,502	36,872	18,630	35,750	—	35,750		3,871	130,009	541
Evander 8	64,912	46,245	18,667	31,482	—	31,482		3,472	151,936	734

Leveraged ounces							Information not allocated at shaft level
Evander 9	1,078	3,005	(1,927)	—	—	—		—	2,573	31
Surface	—	—	—	—	—	—		—	—	—
Other	—	—	—	40,101	24,027	64,128		—	—	—

Total Evander	162,265	136,442	25,823	114,832	24,027	138,859	32,672	7,360	380,375	1,908

Randfontein operations
Quality ounces
Cooke 1	33,888	33,660	228	9,946	—	9,946	Information not allocated at shaft level	266	79,101	520
Cooke 2	23,274	26,560	(3,286)	10,021	—	10,021		122	54,441	403
Cooke 3	49,478	50,565	(1,087)	8,163	—	8,163		—	116,300	740

Growth projects							Information not allocated at shaft level
Doornkop	22,478	26,971	(4,493)	189,448	—	189,448		25,223	52,695	526
Surface	14,185	14,117	68	2,676	—	2,676		6,120	33,397	2,757
Other	—	—	—	—	69,082	69,082		—	—	—

Total Randfontein	143,303	151,873	(8,570)	220,254	69,082	289,336	59,469	31,731	335,934	4,946

Elandsrand operations
Growth projects
Elandsrand	88,577	99,150	(10,573)	228,343	—	228,343	Information not allocated at shaft level	15,530	207,371	1,019

Leveraged ounces
Deelkraal	958	714	244	2,514	—	2,514		—	2,284	1
Surface	—	—	—	334	—	334		7	—	—
Other	—	—	—	—	13,495	13,495		—	—	—

Total Elandsrand	89,535	99,864	(10,329)	231,191	13,495	244,686	5,657	15,537	209,655	1,020

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Freegold operations
Quality ounces
Tshepong	162,958	117,592	45,366	606,626	—	606,626	Information not allocated at shaft level	6,845	380,695	1,700

Growth projects
Phakisa	—	—	—	258,424	—	258,424		18,756	—	—

Leveraged ounces							Information not allocated at shaft level
Bambanani	84,165	91,573	(7,408)	82,322	—	82,322		3,893	197,535	1,090
Joel	27,282	31,408	(4,126)	4,206	—	4,206		165	64,464	498
Eland	11,436	13,404	(1,968)	—	—	—		—	26,782	175
Kudu/Sable	10,764	18,885	(8,121)	—	—	—		—	25,175	194
West Shaft	12,049	13,014	(965)	9,640	—	9,640	Information not allocated at shaft level	—	28,165	176
Nyala	9,897	17,587	(7,690)	—	—	—		1,440	23,503	198
St Helena	12,660	25,092	(12,432)	—	—	—		—	29,965	245
Surface	15,407	15,436	(29)	3,376	—	3,376		314	36,420	1,361
Other	—	—	—	—	488,840	488,840		—	—	—

Total Freegold	346,618	343,991	2,627	964,594	488,840	1,453,434	328,115	31,413	812,704	5,637

ARMgold operations
Leveraged ounces
Orkney 2	33,279	32,938	341	7,429	—	7,429	Information not allocated at shaft level	—	78,449	413
Orkney 4	32,720	30,517	2,203	9,148	—	9,148		14	76,971	455
Welkom 1	1,164	1,604	(440)	—	—	—		—	2,734	21
Surface	—	—	—	—	—	—		—	—	—
Other	—	—	—	—	13,887	13,887		394	—	—

Total ARMgold	67,163	65,059	2,104	16,577	13,887	30,464	40,604	408	158,154	889

Avgold operations
Quality ounces
Target	89,233	57,273	31,960	302,103	—	302,103	Information not allocated at shaft level	8,699	209,847	1,178
Surface	579	467	112	942	—	942		1,790	1,350	88
Other	—	—	—	770,753	9,357	780,110		—	—	—

Total Avgold	89,812	57,740	32,072	1,073,798	9,357	1,083,155	23,789	10,489	211,197	1,266

Kalgold operations
Surface	46,331	51,554	(5,223)	20,442	—	20,442	Information not allocated at shaft level	(4,145)	108,195	1,855
Other	—	—	—	1,217	7,403	8,620		—	—	—

Total Kalgold	46,331	51,554	(5,223)	21,659	7,403	29,062	4,621	(4,145)	108,195	1,855

Other entities	1,755	—	1,755	900	178,296	179,196	128,734	2,035	—	—

TOTAL SOUTH AFRICA	1,139,531	1,132,001	7,530	2,792,796	1,398,168	4,190,964	1,150,167	100,815	2,668,417	21,527

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
AUSTRALASIA
Mt Magnet	77,242	60,914	16,328	78,172	—	78,172	52,733	15,652	181,233	2,743

South Kal	48,427	39,262	9,165	55,289	—	55,289	36,802	10,161	115,615	1,396

Papua New Guinea	—	—	—	200,749	—	200,749	1,892	12,051	—	—

Other	—	—	—	24,265	50,145	74,410	36,391	2,178	—	—

TOTAL AUSTRALASIA	125,669	100,176	25,493	358,475	50,145	408,620	127,818	40,042	296,848	4,139

TOTAL HARMONY	1,265,200	1,232,177	33,023	3,151,271	1,448,313	4,599,584	1,277,985	140,857	2,965,265	25,666
Reconciliation of segment data to consolidated financial statements	—	746	(746)	105,897	(148,804)	(42,907)	283,108		—	—

	1,265,200	1,232,923	32,277	3,257,168	1,299,509	4,556,677	1,561,093	140,857	2,965,265	25,666

(*) Production statistics are unaudited

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2004

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces gold	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
SOUTH AFRICA
Free State operations
Quality ounces
Masimong	84,119	70,224	13,895	43,132	—	43,132	Information not allocated at shaft level	4,120	218,325	1,378

Leveraged ounces
Harmony 2	31,213	29,888	1,325	1,324	—	1,324		—	81,317	643
Merriespruit 1	20,980	22,534	(1,554)	3,448	—	3,448		315	54,565	477
Merriespruit 3	27,376	30,313	(2,937)	1,088	—	1,088	Information not allocated at shaft level	—	71,156	743
Unisel	32,475	34,566	(2,091)	20,382	—	20,382		1,329	84,308	677
Brand 3	21,412	22,442	(1,030)	6,127	—	6,127		—	55,400	531
Brand 5	5,702	11,591	(5,889)	3,022	—	3,022	Information not allocated at shaft level	—	14,662	153
Saaiplaas 3	10,331	13,485	(3,154)	5,291	—	5,291		200	26,783	254
Surface	10,215	9,288	927	55,246	—	55,246		2,501	26,732	2,368
Other	—	—	—	71,834	215,497	287,331		1,717	—	—

Total Free State	243,823	244,331	(508)	210,894	215,497	426,391	590,638	10,182	633,248	7,224

Evander operations
Quality ounces
Evander 2	33,216	32,428	788	13,564	—	13,564	Information not available at segmential shaft level	619	86,172	491
Evander 5	18,559	16,095	2,464	9,793	—	9,793		498	48,103	223
Evander 7	35,566	32,968	2,598	37,358	—	37,358		5,034	92,505	577
Evander 8	41,945	39,708	2,237	31,480	—	31,480		5,091	109,513	692

Leveraged ounces

Evander 9	9,079	9,042	37	—	—	—	Information not allocated at shaft level	—	23,440	202
Surface	756	496	260	—	—	—		2,367	1,961	101
Other	—	—	—	42,881	24,613	67,494		—	—	—

Total Evander	139,121	130,737	8,384	135,076	24,613	159,689	35,197	13,609	361,694	2,286

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2004

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces gold	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Randfontein operations
Quality ounces
Cooke 1	39,891	31,632	8,259	14,902	—	14,902	Information not allocated at shaft level	825	104,168	605
Cooke 2	34,748	34,237	511	12,287	—	12,287		789	90,761	749
Cooke 3	51,283	50,066	1,217	9,774	—	9,774		54	134,003	999

Growth projects							Information not allocated at shaft level
Doornkop	24,913	23,049	1,864	181,018	—	181,018		14,316	65,234	567
Surface	7,264	6,590	674	5,542	—	5,542		4,511	18,872	2,428
Other	—	—	—	—	62,252	62,252		—	—	—

Total Randfontein	158,099	145,574	12,525	223,523	62,252	285,775	93,053	20,495	413,038	5,348

Elandsrand operations
Growth projects
Elandsrand	96,831	100,657	(3,826)	186,201	—	186,201	Information not allocated at shaft level	16,057	250,581	1,437
Leveraged ounces
Deelkraal	26,206	37,796	(11,590)	50,630	—	50,630		1,305	68,127	522
Surface	2,047	2,640	(593)	891	—	891		294	5,301	451
Other	—	—	—	—	17,777	17,777		—	—	—

Total Elandsrand	125,084	141,093	(16,009)	237,722	17,777	255,499	23,376	17,656	324,009	2,410

Freegold operations
Quality ounces
Tshepong	130,491	87,629	42,862	660,790	—	660,790		8,731	339,259	1,584
Growth projects
Phakisa	—	—	—	258,043	—	258,043		16,845	—	—

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2004

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces gold	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Leveraged ounces							Information not allocated at shaft level
Bambanani	96,943	91,049	5,894	102,781	—	102,781		7,500	251,970	1,403
Joel	22,906	23,403	(497)	7,254	—	7,254		—	59,642	494
Eland	16,952	22,465	(5,513)	—	—	—		274	44,017	303
Kudu/Sable	13,331	14,473	(1,142)	14,341	—	14,341		—	34,597	240
West Shaft	12,061	10,167	1,894	11,106	—	11,106	Information not allocated at shaft level	1	31,318	175
Nyala	4,033	3,578	455	15,663	—	15,663		7,276	10,482	98
St Helena	23,643	28,550	(4,907)	19,938	—	19,938		—	61,668	443
Surface	23,850	20,427	3,423	3,368	—	3,368		21	61,192	3,538
Other	—	—	—	—	520,795	520,795		228,305	—	—

Total Freegold	344,210	301,741	42,469	1,093,284	520,795	1,614,079	438,523	268,953	894,145	8,278

ARMgold operations
Leveraged ounces
Orkney 1	123	194	(71)	—	—	—	Information not allocated at shaft level	—	322	3
Orkney 2	31,435	26,892	4,543	10,090	—	10,090		—	81,434	387
Orkney 3	4,425	6,440	(2,015)	427	—	427		464	11,413	137
Orkney 4	26,269	20,243	6,026	11,719	—	11,719	Information not allocated at shaft level	160	67,931	401
Orkney 6	4,304	5,378	(1,074)	—	—	—		—	11,060	157
Orkney 7	1,760	1,970	(210)	19	—	19		—	4,533	28
Welkom 1	7,415	9,939	(2,524)	—	—	—		—	19,226	159
Welkom 2	525	547	(22)	—	—	—		—	1,350	12
Welkom 3	592	581	11	—	—	—		—	1,511	15
Welkom 4	1,531	1,496	35	—	—	—		—	3,922	13
Welkom 6	935	894	41	—	—	—	Information not allocated at shaft level	—	2,411	24
Welkom 7	3,890	3,566	324	—	—	—		—	9,902	88

Surface	—	—	—	—	—	—		—	—	—

Other	—	—	—	—	20,097	20,097		614,962	—	—

Total ARMgold	83,204	78,140	5,064	22,255	20,097	42,352	73,068	615,586	215,015	1,424

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2004

			Cash
		Production	Operating	Mining	Unallocated		Total	Capital	Ounces gold	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Avgold operations
Quality ounces
Target	19,772	11,514	8,258	384,862	—	384,862	Information not allocated at shaft level	1,175	53,434	228
Other	—	—	—	772,158	22,766	794,924		1,106,736	—	—

Total Avgold	19,772	11,514	8,258	1,157,020	22,766	1,179,786	75,671	1,107,911	53,434	228

Kalgold operations
Surface	31,532	28,511	3,021	38,066	—	38,066	Information not allocated at shaft level	4,405	82,756	1,530
Other	—	—	—	—	17,509	17,509		—	—	—

Total Kalgold	31,532	28,511	3,021	38,066	17,509	55,575	3,293	4,405	82,756	1,530

Other entities	—	—	—	—	278,676	278,676	2,617	1,278	—	—

TOTAL SOUTH AFRICA	1,144,845	1,081,641	63,204	3,117,840	1,179,982	4,297,822	1,335,436	2,060,075	2,977,339	28,728

AUSTRALASIA
Mt Magnet	67,714	58,202	9,512	122,297	—	122,297	50,794	13,596	173,228	3,058

South Kal	46,651	38,848	7,803	81,053	—	81,053	28,052	5,435	120,532	1,843

Papua New Guinea	—	—	—	211,671	—	211,671	1,222	1,857	—	—

Other entities	17,103	13,458	3,645	12,332	100,353	112,685	73,026	9,614	44,528	326

TOTAL AUSTRALASIA	131,468	110,508	20,960	427,353	100,353	527,706	153,094	30,502	338,288	5,227

TOTAL HARMONY	1,276,313	1,192,149	84,164	3,545,193	1,280,335	4,825,528	1,488,530	2,090,577	3,315,627	33,955
Reconciliation of segment data to consolidated financial statements	(35,974)	(23,785)	(12,189)	70,261	(235,781)	(163,705)	194,213	(1,964,093)	(90,440)	—

	1,240,339	1,168,364	71,975	3,615,454	1,044,554	4,661,823	1,682,743	126,484	3,225,187	33,955

(*)	Production statistics are unaudited

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2003

			Cash						Ounces
		Production	operating	Mining	Unallocated		Total	Capital	gold	Tone
	Revenue	costs	Profit/(loss)	assets	assets	Total assets	liabilities	expenditure	producer (*)	milled (*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
SOUTH AFRICA
Free State operations
Quality ounces
Masimong	65,416	48,458	16,958	40,138	—	40,138	Information not allocated at shaft level	7,169	195,607	1,266

Leveraged ounces
Harmony 2	25,572	17,521	8,051	1,573	—	1,573		46	75,331	586
Harmony 4	105	496	(391)	—	—	—		—	290	3
Merriespruit 1	18,474	13,623	4,851	3,007	—	3,007		221	55,044	438
Merriespruit 3	23,982	20,351	3,631	745	—	745		—	70,991	718
Unisel	28,018	23,277	4,741	17,023	—	17,023	Information not allocated at shaft level	1,825	82,147	778
Brand 3	17,230	15,195	2,035	5,992	—	5,992		—	50,896	422
Brand 5	19,144	20,573	(1,429)	2,611	—	2,611		39	56,298	507
Virginia	104	251	(147)	—	—	—		—	290	3

Surface	8,067	6,550	1,517	51,017	—	51,017		4,364	24,209	1,164
Other	—	—	—	59,896	293,009	352,905		195	—	—

Total Free State	206,112	166,295	39,817	182,002	293,009	475,011	443,863	13,859	611,103	5,885

Evander operations
Quality ounces
Evander 2	28,881	20,373	8,508	10,286	—	10,286		459	88,575	522
Evander 5	16,293	11,356	4,937	9,933	—	9,933		259	49,769	227
Evander 7	34,644	22,518	12,126	28,649	—	28,649		4,044	106,419	566
Evander 8	30,123	27,293	2,830	22,377	—	22,377	Information not allocated at shaft level	3,977	94,008	676

Leveraged ounces
Evander 9	5,698	4,660	1,038	154	—	154	Information not allocated at shaft level	—	17,297	153

Surface	1,278	913	365	391	—	391		1,181	4,116	201
Other	—	—	—	40,007	13,173	53,180		887	—	—

Total Evander	116,917	87,113	29,804	111,797	13,173	124,970	38,993	10,807	360,184	2,345

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2003

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	gold	Tone
	Revenue	costs	Profit/(loss)	assets	assets	Total assets	liabilities	expenditure	producer (*)	milled (*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Randfontein operations
Quality ounces
Cooke 1	39,722	23,017	16,705	12,738	—	12,738		—	20,819	741
Cooke 2	38,255	22,281	15,974	10,326	—	10,326		—	116,639	790
Cooke 3	49,829	35,766	14,063	10,257	—	10,257	Information not allocated at shaft level	232	151,553	1,108

Growth projects
Doornkop	21,550	15,126	6,424	5,836	—	5,836	Information not allocated at shaft level	1,635	65,906	523

Surface	12,299	7,995	4,304	—	—	—		1,695	36,973	2,212
Other	—	—	—	132,788	52,413	185,201		468	—	—

Total Randfontein	161,655	104,185	57,470	171,945	52,413	224,358	74,129	4,030	491,890	5,374

Elandsrand operations
Growth projects
Elandsrand	86,926	69,864	17,062	124,182	—	124,182		12,757	264,525	1,468

Leveraged ounces
Deelkraal	27,520	26,077	1,443	1,367	—	1,367	Information not allocated at shaft level	2,070	82,751	598

Surface	6,442	4,518	1,924	189	—	189		161	19,323	1,228
Other	—	—	—	—	74,063	74,063		472	—	—

Total Elandsrand	120,888	100,459	20,429	125,738	74,063	199,801	24,962	15,460	366,599	3,294

Freegold operations
Quality ounces
Tshepong	69,776	33,983	35,793	143,919	—	143,919	Information not allocated at shaft level	2,228	212,383	917

Leveraged ounces
Bambanani	61,681	36,969	24,712	52,859	—	52,859		2,660	186,629	826
Joel	10,074	8,792	1,282	650	—	650		—	30,827	260
Eland	15,832	9,508	6,324	—	—	—		164	47,835	201
Nyala	—	—	—	2,550	—	2,550	Information not allocated at shaft level	—
Kudu/Sable	5,513	4,456	1,057	—	—	—		194	16,907	105
West Shaft	4,313	3,056	1,257	449	—	449		205	13,017	77
St Helena	8,050	10,070	(2,020)	16,976	—	16,976	Information not allocated at shaft level	8,240	25,685	203

Surface	14,462	9,554	4,908	1,441	—	1,441		25	44,432	2,573
Other	—	—	—	7,372	53,418	60,790		23,624	—	—

Total Freegold	189,701	116,388	73,313	226,216	53,418	279,634	104,130	37,340	577,714	5,162

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2003

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	gold	Tone
	Revenue	costs	Profit/(loss)	assets	assets	Total assets	liabilities	expenditure	producer(*)	milled (*)
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	oz	'000
Kalgold operations
Surface	24,536	16,552	7,984	20,933	—	20,933	Information not allocated at shaft level	4,265	74,590	1,195
Other	—	—	—	1,453	25,704	27,157		3,355	—	—

Total Kalgold	24,536	16,552	7,984	22,386	25,704	48,090	2,829	7,620	74,590	1,195

Other entities	—	—	—	—	165,793	165,793	1,941	267	—	—

TOTAL SOUTH AFRICA	819,809	590,992	228,817	840,084	677,573	1,517,657	690,847	89,383	2,482,080	23,255

AUSTRALASIA

Big Bell	42,922	43,600	(678)	18,720	4,489	23,209	26,513	1,080	132,579	2,147

Mt Magnet	61,676	40,908	20,768	124,044	4,728	128,772	100,740	14,870	182,690	2,922

South Kal	57,372	47,451	9,921	73,444	7,053	80,497	85,227	6,299	182,851	2,749

Abelle	3,381	2,145	1,236	157,510	(88,263)	69,247	50,411	123,575	11,534	65

Other entities	—	—	—	46,733	150,774	197,507	(97,231)	11,276	—	—

TOTAL AUSTRALASIA	165,351	134,104	31,247	420,451	78,781	499,232	165,660	157,100	509,654	7,883

TOTAL HARMONY	985,160	725,096	260,064	1,260,535	756,354	2,016,889	856,507	246,483	2,991,734	31,138

Reconciliation of segment data to consolidated financial statements	(203,368)	(125,350)	(78,018)	(277,553)	159,502	(118,051)	(54,417)	(37,341)	(625,618)	(5,162)

	781,792	599,746	182,046	982,982	915,856	1,898,838	802,090	209,142	2,366,116	25,976

(*)	Production statistics are unaudited

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
(b) Exploration costs
For management reporting purposes, certain exploration costs are capitalized. US GAAP does not permit the capitalization of exploration and evaluation expenditure.
(c) Business combinations — goodwill
For management reporting purposes, prior to 2004, goodwill was amortized using the straight-line method over the estimated life of the underlying asset. Under US GAAP, goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. From July 1, 2004, this is in line with management’s reporting under IFRS.
(d) Business combinations — acquisition date
For management reporting purposes, the Free Gold Company results have been included from the date upon which the Company assumed joint operational control of the assets together with the seller. Under US GAAP, the Company accounts for its interest in the Free Gold Company from the date that all the conditions precedent to the transaction were met, and the assets were no longer subject to joint operational control.
(e) Business combinations — purchase price
In addition, for management reporting purposes, the purchase price of the initial investment in Free Gold was determined as the sum of a cash payment, the fair value of an interest free loan and the taxes payable on the transaction by the seller. Under US GAAP, the purchase price was determined as the sum of a cash payment, the fair value of the interest free loan, the taxes payable on the transaction by the seller, offset by the cash flows generated by the joint venture during the period the assets were subject to joint operational control with the seller, as the cash flows generated during this period were for the account of the joint venture.
(f) Reversal of previously recognized impairments
For management reporting purposes, certain impairments recognized in prior periods have been reversed. Under US GAAP, the reversal of previously recognized impairments is not permitted.
(g) Provision for environmental rehabilitation

(i) Method of recognition
For management reporting purposes, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset is raised. Under US GAAP, prior to fiscal 2003, environmental rehabilitation costs have been provided for, based on the units of production method on the expected ultimate rehabilitation amount. Subsequent to fiscal 2003, these liabilities have been recorded similarly to management reporting under IFRS.
(ii) Amortization of rehabilitation asset
The rehabilitation assets carrying value for management reporting purposes is different to that under US GAAP, which results in a different amortization charge.
iii) Revisions to the asset retirement obligation
For management reporting purposes, all changes in the carrying amount of the obligation are recognized in the income statement. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for US GAAP.
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
(h) Share-based compensation
For management reporting purposes, share-based compensation expense has not been recognized. Under US GAAP, the Company has recognized share-based compensation expense for the fair value of options granted subsequent to January 18, 2001.

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

F–73

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

F–74

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

F–75

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

F–76

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

F–77

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

F–78

ARMGOLD/HARMONY FREEGOLD JOINT VENTURE (PTY) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.6	INVENTORIES

Inventories, which include gold in process and supplies, are stated at lower of cost or net realizable value after appropriate allowances for redundant and slow-moving items.

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

F–79

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

F–80

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

F–81

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

F–82

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

F–87

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

F–88

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

F–89

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

F–90

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

F–91

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

F–92

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

F–93

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

(b) Amortization of the rehabilitation asset

The rehabilitation assets carrying value under SA GAAP is different to that under US GAAP, which results in a differing amortization charge.

(iv)	Tax effects of the above described adjustments

Reflects the tax effects of the above described US GAAP adjustments.

F–94