Form 20-F
period 2006-06-30
HARMONY GOLD MINING CO LTD
filed 2006-10-31
CIK 1023514

As filed with the Securities and Exchange Commission on October 30 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended June 30, 2006
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
396,934,450 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☑ NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES ☐ NO ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
YES ☑ NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☑
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act 1934 subsequent to the distribution of securities under a plan confirmed by a court.
YES ☑ NO ☐

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
     This annual report contains information concerning the gold reserves of Harmony. While this annual report has been prepared in accordance with the regulations contained in Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs or production and the price of gold and may yield less gold under actual production conditions than currently estimated.”
     This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the Glossary of Mining Terms included at the end of this annual report. This glossary may assist you in understanding these terms.
PRESENTATION OF FINANCIAL INFORMATION
     Harmony is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards or IFRS. Harmony also prepares annual financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which are translated into US dollars. The financial information, other than total cash costs and total cash costs per ounce, included in this annual report has been prepared in accordance with U.S. GAAP and is presented in US dollars. Total cash costs and total cash costs per ounce are non-GAAP measures. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures.” Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (Rand 7.17 per $1.00 as at June 30, 2006), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to US dollars at the average exchange rate for the period (Rand 6.36 per $1.00 for fiscal 2006).
     For the convenience of the reader, certain information in this annual report presented in Rand, A$, C$ and has been translated into US dollars. By including convenience currency translations in this annual report, we are not representing that the Rand, A$, C$ and amounts actually represent the U.S., Australian or Canadian dollar amounts, as the case may be, shown or that these amounts could be converted at the rates indicated. Unless otherwise stated, the conversion rate for translations from Rand amounts into US dollar amounts is Rand 7.17 per $1.00, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2006.
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
     These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•	overall economic and business conditions in South Africa and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	fluctuations in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	availability, terms and deployment of capital;

•	changes in government regulation, particularly mining rights and environmental regulation;

•	fluctuations in exchange rates;

•	currency devaluations/appreciations and other macroeconomic monetary policies; and

•	socio-economic instability in South Africa and other countries in which Harmony operates.
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

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
     The following selected historical consolidated financial data for the last five fiscal years has been extracted from the more detailed information and financial statements, including Harmony’s audited consolidated financial statements as of June 30, 2006 and 2005 and for each of the years in the three years ended June 30, 2006 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2004, 2003 and 2002, and for each of the years in the two years ended June 30, 2003, has been extracted from Harmony’s audited consolidated financial statements not included in this annual report.
     During fiscal 2006, Harmony changed its method for accounting for underground development costs, stripping costs incurred during the production phase of a mine and share-based payments. In connection with the changes relating to underground development costs and stripping costs incurred during the production phase of a mine, Harmony early adopted SFAS No. 154, “Accounting Changes and Error Corrections” and has therefore adjusted its previous financial statements as if the revised principles had always been used. In connection with the change relating to share-based payments, Harmony followed the modified retrospective approach permitted by SFAS No. 123(R), “Share-based Payments”. Under this method, Harmony has also adjusted its previous financial statements based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, without adjustment. See note 3 to the consolidated financial statements — “Accounting changes”.
     The financial information, other than total cash costs and total cash costs per ounce, included in this annual report has been prepared in accordance with U.S. GAAP unless otherwise noted. Total cash costs and total cash costs per ounce are non-GAAP measures. For further information, See Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures.”

	Fiscal Year Ended June 30,
	2006	2005	2004	2003	2002
		(adjusted)	(adjusted)	(adjusted)	(adjusted)
	(in $ thousands, except per share amounts)
Income Statement Data
Revenues	1,263,333	1,265,200	1,240,339	781,792	675,287
Operating (loss)/income	(36,551)	(422,316)	(59,689)	466	104,386
Equity income of joint venture	445	—	9,503	52,843	13,176
Equity (loss)/income of associate companies	(16,444)	—	2,020	(1,233)	(473)
(Loss)/Income before taxes and minority interests	(160,572)	(641,360)	(33,956)	119,560	133,027
Minority interests	—	—	1,281	(468)	(1,575)
(Loss)/income before cumulative effect of change in accounting principles	(157,783)	(552,549)	184	89,597	113,983
Cumulative effect of change in accounting principles, net of tax	2,058	—	—	14,770	—
Net (loss)/income	(155,725)	(552,549)	184	104,367	113,983
Basic (loss)/earnings per share($) before cumulative effect of change in accounting principles	(0.39)	(1.52)	0.00	0.50	0.74
Basic (loss)/earnings per share($)	(0.39)	(1.52)	0.00	0.59	0.74
Diluted (loss)/earnings per share before cumulative effect of change in accounting principles	(0.39)	(1.52)	0.00	0.49	0.69

	Fiscal Year Ended June 30,
	2006	2005	2004	2003	2002
		(adjusted)	(adjusted)	(adjusted)	(adjusted)
	(in $ thousands, except per share amounts)
Diluted (loss)/earnings per share	(0.40)	(1.52)	0.00	0.57	0.69
Weighted average number of shares used in the computation of basic earnings per share	394,409,512	362,499,012	254,240,500	177,954,245	153,509,862
Weighted average number of shares used in the computation of diluted earnings per share	394,409,512	362,499,012	255,570,834	182,721,629	165,217,088
Cash dividends per share ($)(1)	—	0.05	0.26	0.57	0.07
Cash dividends per share (R)(1)	—	0.30	1.90	5.50	0.75
Other Financial Data
Cash cost per ounce of gold ($/oz)(2)	436	378	338	239	185

	At June 30,
	2006	2005	2004	2003	2002
		(adjusted)	(adjusted)	(adjusted)	(adjusted)
	(in $ thousands)
Balance Sheet Data
Cash and cash equivalents	89,189	266,746	217,022	189,040	90,223
Other current assets	339,156	324,611	294,502	162,487	109,397
Property, plant and equipment — net	3,306,555	3,451,963	3,769,971	1,188,910	835,014
Goodwill	28,256	30,367	32,480	—	—
Restricted cash	35,599	7,798	9,922	—	—
Investments in associates	266,331	—	19,908	63,782	42,791
Investment in joint ventures	2,065	—	——	272,754	102,578
Other long-term assets	395,048	655,333	435,058	79,562	137,399

Total assets	4,462,199	4,736,818	4,778,863	1,956,535	1,317,402

Current liabilities	343,802	428,756	393,764	189,668	138,677
Provision for environmental rehabilitation	110,164	120,450	125,917	62,977	63,125
Provision of social plan	2,259	2,109	1,958	—	—
Deferred income and mining taxes	521,000	541,188	580,086	218,995	102,833
Provision for post-retirement benefits	14,964	13,276	1,584	1,017	737
Deferred financial liability	150,038	76,720	91,513	37,228	87,226
Long-term loans	394,608	409,486	509,195	301,572	152,461
Minority interest	—	—	—	18,408
Shareholders’ equity	2,925,364	3,144,833	3,074,846	1,126,670	772,343
Total liabilities and shareholders’ equity	4,462,199	4,736,818	4,778,863	1,956,535	1,317,402

(1)	Reflects dividends related to fiscal 2004, 2003 and 2002 that were declared on July 30, 2004, August 1, 2003 and August 2, 2002 respectively.

(2)	Total cash costs and total cash costs per ounce are non-GAAP measures. Harmony has calculated cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and was revised in November 1999. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories and ore stockpiles, ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination costs are included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Total cash costs have been calculated on a consistent basis for all periods presented and have been adjusted for the accounting changes associated with underground development costs and stripping costs incurred during the production phase of the mine. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar. Because total cash costs and total cash costs per ounce are non GAAP measures, they should therefore not be considered by investors in isolation or as an alternative to operating income/(loss) or net income/(loss) or any other U.S. GAAP measure or an indicator of our performance. In particular depreciation and amortization would be included in a measure of total costs of producing gold under U.S. GAAP, but it is not included in total cash costs under the guidance provided by the Gold Institute. While the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of the mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of non-GAAP measures.”
EXCHANGE RATES
     Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (Rand 7.17 per $1.00 as at June 30, 2006), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to US dollars at the average exchange rate for the period (Rand 6.36 per $1.00 for fiscal 2006).
     As of October 24, 2006, the noon buying rate of the Federal Reserve Bank of New York per $1.00 was Rand 7.72.
     The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per $1.00.

Fiscal Year Ended
June 30,	Average(1)	Period End
2002	10.20	10.39
2003	9.13	7.51
2004	6.89	6.23
2005	6.18	6.67
2006	6.36	7.17

Month of	High	Low
April 2006	6.17	5.99
May 2006	6.71	6.00
June 2006	7.43	6.63
July 2006	7.29	6.81
August 2006	7.20	6.72
September 2006	7.79	7.05
October 2006 (through October 24th)	7.74	7.59

(1)	The average of the noon buying rates provided by the Federal Reserve Bank of New York on the last day of each full month during the relevant period.
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
REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.

RISK FACTORS
     In addition to the other information included in this annual report and the exhibits, you should carefully consider the following factors related to an investment in Harmony’s ordinary shares and ADSs. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information currently available to it. Any of these risks could have a materially adverse affect on Harmony’s business, financial condition or results of operations, resulting in a decline in the trading price of Harmony’s ordinary shares or its ADSs.
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
     Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:
•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers;

•	forward sales by other gold producers (because Harmony does not normally enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production, Harmony is not protected against decreases in the gold price and if the gold price decreases significantly, Harmony runs the risk of reduced revenues in respect of any gold production that is not hedged); and

•	the production and cost levels for gold in major gold-producing nations, such as South Africa, the rest of Africa and Australia.
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

     The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten calendar years:

	Price per Ounce
Year	High	Low	Average
	($)	($)	($)
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	271
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005	476	411	434
2006 (through October 24).	606	593	599
     On June 30, 2006, the afternoon fixing price of gold on the London Bullion Market was $614 per ounce. On October 24, 2006, the afternoon fixing price of gold on the London Bullion Market was $583.60 per ounce.
     While the aggregate effect of these factors is impossible for Harmony to predict, if gold prices should fall below Harmony’s cash operating cost of production and remain at such levels for any sustained period, Harmony may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. Harmony’s average cash operating cost of production per ounce of gold sold was approximately $436 in fiscal 2006, $378 in fiscal 2005 and $338 in fiscal 2004.
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
     The Rand has depreciated by 7.5% in fiscal 2006 after having appreciated significantly against the US dollar generally since the end of calendar year 2001, following significant depreciation against the US dollar between 1997 and 2001. Harmony’s operating environment has been severely influenced by the stronger Rand, which has appreciated 30% against the US dollar since 2002, and has negatively impacted the company’s short-term profitability.
Part of Harmony’s strategy depends on its ability to make additional acquisitions.
     In order to increase Harmony’s gold production and to acquire additional reserves, Harmony continuously explores opportunities to expand its production base by acquiring selected gold producers and mining operations. However, Harmony cannot guarantee that:
•	it will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms;

•	it will be able to obtain the financing necessary to complete future acquisitions; or

•	the issuance of Harmony’s ordinary shares or other securities in connection with any future acquisition will not result in a substantial dilution in ownership interests of holders of Harmony’s securities.
     As at June 30, 2006, Harmony’s mining operations reported total proven and probable reserves of approximately 56 million ounces. If Harmony is unable to acquire additional gold producers or generate additional proven and probable reserves at Harmony’s existing operations or through its exploration activities, Harmony cannot be certain that it will be able to expand or replace its current production with new reserves in an amount sufficient to its mining operations beyond the current life of its reserves.
Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.
     The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold which Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s ore reserves are estimated based upon a number of factors, which have been stated in accordance with SEC Industry Guide 7. As Harmony’s ore reserve estimates are calculated based on estimates of future cash operating costs, future gold prices and, because of the fact that Harmony’s gold sales are primarily in US dollars and Harmony incurs most of its cash operating costs in Rand, the exchange rate which is not under our control, between the Rand and the US dollar and, in the case of Harmony’s Australian operations, between the Rand and the Australian dollar significantly impacts this ore reserve estimate. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of Harmony’s gold deposits or the profitability of its future operations.
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
Actual cash costs of production, production and economic returns may differ significantly from those anticipated by Harmony’s feasibility studies for new development projects.
     It can take a number of years from initial feasibility studies until development is completed and during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:
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
     Harmony has addressed growth through the recent expansion of its exploration activities. The company currently maintains a range of focused exploration programs, concentrating on areas not too distant from its operation mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal 2006, the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea, Peru and South Africa. However, there is no assurance that any future development projects will extend the life of Harmony’s existing mining operations or result in any new commercial mining operations.
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
Due to the nature of mining and the type of gold mines it operates, Harmony faces a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution.
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
     Harmony has third party liability coverage for most potential liabilities, including environmental liabilities. While Harmony believes that its current insurance coverage for the hazards described above is adequate and consistent with industry practice, Harmony may become subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Further, Harmony maintains and intends to continue to maintain, property and liability insurance consistent with industry practice, but such insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will continue to be available at economically acceptable premiums. As a result, in the future Harmony’s insurance coverage may not cover the extent of claims against it for environmental or industrial accidents or pollution.
The results of Harmony’s South African and Australian operations may be negatively impacted by inflation.
     Harmony’s operations have been materially affected by inflation in recent years. Even though the inflation rate has decreased over the last three years, working costs and especially wages have increased considerably over the past three years resulting in significant cost pressures on the mining industry. Harmony’s profits and financial condition could also be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold.
The socio-economic framework in the regions in which we operate may have an adverse effect on Harmony’s operations and profits.
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
     Despite a history of positive and constructive engagement with labor unions, there are periods during which the various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among Harmony’s employees, approximately 93%, Harmony is at risk of having, and did experience in both fiscal 2006 and 2005 for example, production stoppages for indefinite periods due to strikes and other disputes. Significant labor disruptions have affected our operations and financial condition and we are not able to predict whether or not we will experience significant labor disputes in the future.
     Our production may also be materially affected by labor laws. South African labor laws regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose large monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, and could result in significant costs. In addition, future South African labor legislation and regulations may further increase our cash costs of production or alter our relationship with our employees. Harmony may continue to experience significant changes in labor law in South Africa over the next several years.

HIV/AIDS poses risks to Harmony in terms of productivity and costs.
     The incidence of HIV/AIDS in South Africa and Papua New Guinea, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony expects that significant increases in the incidence of HIV/AIDS infection and HIV/AIDS-related diseases among the workforce over the next several years may have an adverse impact on Harmony’s operations, projects and financial status. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs which are subject to material risks and uncertainties beyond Harmony’s control. As a result, actual results may differ from the current estimates.
The cost of occupational healthcare services may increase in the future.
     Occupational healthcare services are available to Harmony’s employees from its existing healthcare facilities in South Africa. There is a risk that the cost of providing such services could increase in future depending on changes in the nature of underlying legislation and the profile of Harmony’s employees. This increased cost, should it transpire, is currently indeterminate. Harmony has embarked on a number of interventions focused on improving the quality of life of Harmony’s work force, although there can be no guarantee that such initiatives will not be adversely affected by increased costs.
Laws governing mineral rights ownership have changed in South Africa.
     Harmony is governed by the South African Mineral and Petroleum Resources Development Act 2002, or Minerals Act. The principal objectives set out in the Act are:
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
     As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased cash operating costs of production arising from compliance with South African and Australian environmental laws and regulations. The Minerals Act, certain other environmental legislation and the administrative policies of the South African government regulate the impact of Harmony’s prospecting and mining operations on the environment.
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
Harmony may not pay cash dividends to its shareholders in the near future.
     While it is the intention of Harmony to declare and pay cash dividends, it is its policy to only do so if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including the amount of cash available and on capital expenditures and other cash requirements existing at that time. Under South African law, cash dividends may only be paid out of the retained or current profits of Harmony. We did not declare a cash dividend in fiscal 2006 or 2005 and we cannot guarantee that cash dividends will be paid in the future.
Non-South African shareholders of Harmony face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.
     Dividends or distributions with respect to Harmony’s ordinary shares have historically been paid in Rand. The US dollar equivalent of any dividends or distributions with respect to Harmony’s ordinary shares would be adversely affected by potential future decreases in the value of the Rand against the US dollar. In fiscal 2006, the value of the Rand relative to the US dollar decreased by an average of 7.50% based on the closing rate for fiscal 2005.
Because Harmony has a significant number of outstanding share options and convertible debt instruments, Harmony’s ordinary shares are subject to dilution.
     On June 30, 2006, Harmony had an aggregate of 1,200,000,000 ordinary shares authorized to be issued and, at that date, an aggregate of 396,934,450 ordinary shares were issued and outstanding. Harmony also has employee share option schemes. The employee share option schemes came into effect in 1994, 2001 and 2003 respectively. At June 30, 2006, options to purchase a total of 12,741,307 ordinary shares were outstanding. The exercise prices of these options vary between R22.90 and R91.60. Additionally, the company has convertible uncollaterized fixed rate bonds in the amount of $237 million which are due on May 21, 2009. These bonds may be converted into equity at the option of the bondholder at any time between July 1, 2004 and May 15, 2009 at a specific conversion price based on the outstanding principal amount divided by the conversion price in effect on that date. As a result, shareholders’ equity interests in Harmony are subject to dilution to the extent of the future exercises of the options and convertible debt instruments.
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
     Harmony is incorporated in South Africa. All of Harmony’s directors and executive officers (and certain experts named herein) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Harmony are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Harmony a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the Unites States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:
•	the court that pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive;

•	the judgment has not lapsed;

•	the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978, as amended, of the Republic of South Africa.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
     Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations, NYSE rules, JSE rules and listing regulations are subject to change and can create uncertainty for companies like Harmony. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
     In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.
Item 4. INFORMATION ON THE COMPANY
BUSINESS
History and Development
     Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950. Our principal executive offices are located at 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa and the telephone number at this location is +27-11-684-0140.
     We conduct underground and surface gold mining and related activities, including exploration, processing, smelting, refining and beneficiation. We are currently the third largest producer of gold in South Africa, producing 30% of the country’s annual gold output, and the fifth largest gold producer in the world with operations and projects in South Africa, Australia and Papua New Guinea. Harmony’s gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 2.4 million ounces of gold in fiscal 2006. As at June 30, 2006, our mining operations reported total proven and probable reserves of approximately 56 million ounces primarily from South African sources. In fiscal 2006, we processed approximately 20.8 million tons of ore.
     We also have exploration and evaluation programs focused on parts of Australia, Papua New Guinea, Africa and Europe. Exploration and evaluation of Africa and Europe is handled through the South African office, while the Australian office deals with Australian and Papua New Guinea exploration and evaluation opportunities.

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
     We conduct our mining operations through various subsidiaries. As of June 30, 2006, our principal subsidiaries were Randfontein Estates Limited, Evander Gold Mines Limited, ARMgold/Harmony Freegold Joint Venture Company (Pty) Ltd, ARMgold Limited, Avgold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold (Australia) (Pty) Limited. All are wholly-owned direct subsidiaries incorporated in South Africa, save for Harmony Gold (Australia) (Pty) Limited, which is a wholly-owned subsidiary incorporated in Australia.
     We have been marketing our own gold since 1997, a function that was previously the sole preserve of the South African Reserve Bank, or SARB. A refinery was commissioned by Harmony during fiscal 1997 in the Free State Province at South Africa, which is currently treating most of the gold produced by the South African operations. In fiscal 2006, the capacity of the refinery was 70 tons. See Item 8. “Financial Information — Recent Developments” for further information.
     In fiscal 2006, approximately 90.3% of Harmony’s gold production took place in South Africa and 9.7% in Australia. In fiscal 2006, approximately 85.6% of Harmony’s gold came from underground mines and 4.7% came from its surface mines. For more detailed geographical information about Harmony’s activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations” and “Geographical and Segment Information” in the notes to the consolidated financial statements included in this annual report.
     Our exploration program has two components: on-mine exploration which looks for resources within the economic radius of existing mines, and new mine exploration, which is the global search for promising early to advanced stage projects.
     Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. To learn more about these statutes and regulations, see Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum and Articles of Association.”
South African Operations
     In South Africa, Harmony operates a total of 24 shafts, 1 project shaft, 1 open cast mine, and 9 processing plants which are located in all of the currently known goldfields in the Witwatersrand basin of South Africa as well as the Green Stone belt. The deep level gold mines located in this basin include those in the Free State province, the Evander gold mine in Mpumalanga province, the Randfontein and Elandskraal mines in the West Rand goldfields in Gauteng province, the Orkney and Kalgold operations in the North West province.
     Ore from the shafts and surface material are treated at nine metallurgical plants in South Africa (four in the Free State, one in Carltonville, two in Evander, one in Randfontein and one near Mafikeng). There are three plants on care and maintenance which can be restarted if the need arises (Cooke plant, Joel plant and St Helena plant).
     We manage and evaluate our operations on a shaft-by-shaft basis. The South African underground operations are treated as three separate reporting entities for management and reporting purposes. We have found this system to be very effective as, among other things, it allows for different management styles and capital allocations.
     These three entities are:
•	the Quality Assets, which typically have a larger reserve base and hence a longer life. These form the core of our operations;

•	the Leveraged Assets are those that provide significant upside in the event of a rising gold price (as has been evident in the latter part of fiscal 2006); and

•	the Growth Assets, which comprise the expansion projects/new mines currently being constructed in South Africa.

     In addition, there are a number of surface operations.
     Our South African operations are categorized as follows:

	Leveraged		Surface
Quality Assets	Assets	Growth Assets	Operations
Target	Bambanani	Elandsrand mine and project	Kalgold
Tshepong	Joel	Doornkop mine and project	Freegold
Masimong shaft complex	West Shaft	Phakisa project	Free State
Evander 2, 3 & 5	St. Helena		Randfontein
Evander 7	Harmony 2		Target
Evander 8	Merriespruit 1
Cooke 1	Merriespruit 3
Cooke 2	Unisel
Cooke 3	Brand 3
Orkney 2
Orkney 4
Orkney 7
Australasian Operations
     Harmony’s interests in Australasia consist of two operating centers, consisting of both underground and open pit mines located at Mt. Magnet (acquired in the Hill 50 transaction) and South Kalgoorlie (including Jubilee, acquired in the New Hampton transaction, and New Celebration, acquired in the Hill 50 acquisition), in Western Australia, as well as development and exploration prospects at Hidden Valley and Wafi in Papua New Guinea. Underground and surface mining is conducted at each of our Australian operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits.
     Ore from the shafts and surface material are treated at two metallurgical plants in Australia (one at Mt. Magnet and one at South Kalgoorlie). The underground operations of Big Bell (acquired in the New Hampton transaction) were closed in fiscal 2004 and are in the process of being rehabilitated.
Principal Investments
     We have concluded several other strategic transactions within and outside South Africa since fiscal 2003. Those transactions are summarized below.
     On July 15, 2003, Harmony acquired 77,540,830 ordinary shares in Avgold Limited, or 11.5% of Avgold’s outstanding share capital from Anglo South Africa (Pty) Limited, or Anglo SA, for a consideration of $84.5 million by the issuance of 6,960,964 new Harmony ordinary shares issued to Anglo SA. The agreement with Anglo SA provided that should Harmony make an offer to acquire the other Avgold shareholders’ interest, the consideration payable to Anglo SA would be adjusted to reflect the amounts paid to the other Avgold shareholders. Harmony acquired the remaining stake in Avgold in April/May 2004.
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

     Following the Harmony merger with ARMgold, on November 13, 2003, Harmony announced that it reached an agreement in principle with ARM and African Rainbow Minerals & Exploration Investments (Pty) Ltd, or ARMI, whereby it would enter into a number of transactions which would restructure ARM. The first transaction involved Harmony acquiring ARM’s 286,305,263 ordinary shares in Avgold, or 42.2% of Avgold’s outstanding share capital, in exchange for 28,630,526 new Harmony ordinary shares to be issued to ARM. The acquisition of ARM’s interest in Avgold became unconditional in April 2004, when Harmony was required to make a mandatory offer to the Avgold minority shareholders on the same terms as which it acquired ARM’s interest in Avgold. At that time, Harmony and ARM had cross shareholdings in each other whereby Harmony owned a 19% interest in ARM, and ARM owned a 19.84% interest in Harmony. In fiscal 2005, we sold our investment in ARM to a trust. See Item 7. “Major Shareholders and Related Party Transactions” and the consolidated financial statements for a discussion on the treatment of the transaction.
     During fiscal 2004, Harmony’s interest in Free Gold increased from 50% to 100% as a result of the merger with ARMgold on September 22, 2003. Therefore Harmony equity accounted for its interest in Free Gold for the first three months of fiscal 2004, whereafter Harmony consolidated its interest. Because Harmony equity accounted for its 50% interest in Free Gold, revenues from Free Gold were are not included in Harmony’s revenue figures for fiscal 2003.
     In fiscal 2004, Harmony and ARMgold completed a joint acquisition of a 34.5% stake in Anglovaal Mining Limited, previously known as Avmin and renamed African Rainbow Minerals Limited, or ARM Limited, after the Avgold transaction with Harmony was concluded. Based on a value of R43.50 per share, the transaction was valued at Rand 1.687 billion ($270.9 million) and was paid for in cash, which was funded by a long term loan from Nedcor Bank which has since been repaid. ARM Limited is a South African incorporated mining holding company with interests in platinum group metals, manganese, chrome, nickel and gold mining operations and various exploration projects.
     In fiscal 2004, Harmony acquired all the ordinary shares, listed and unlisted options of Abelle that it did not already own and at June 30, 2004 Abelle became a wholly-owned subsidiary of Harmony.
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
     On May 21, 2004, we raised R1.7 billion (US$252.0 million) by way of an issue of convertible bonds to international investors, which reduced our South African interest payments by approximately R85 million (US$12.4 million) per year. In addition to these cost benefits, it also allowed us to consolidate our short term debt. The convertible bonds are Rand denominated and interest is payable semi-annually in arrears at a rate of 4.875% per annum. The convertible bonds may be converted into ordinary shares at a price, including premium of R121.00 per share, from July 1, 2004, until the seventh day prior to the maturity date, which is expected to be on May 15, 2009.
     On October 18, 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields Limited offering 1.275 newly issued Harmony shares for each Gold Fields Limited share. The proposed merger was structured on the basis of an Initial Offer and a Subsequent Offer. As at December 1, 2004, Harmony had received valid acceptances of the Initial Offer in respect of a total of 57,993,991 shares representing approximately 11.5% of the entire issued share capital of Gold Fields Limited. Between November 30, 2004 and December 14, 2004 Harmony issued 72,173,265 offer shares as consideration for the Initial Offer. On May 20, 2005, the Witwatersrand Local Division of the High Court of South Africa ruled that Harmony’s Subsequent Offer for Gold Fields had lapsed at midnight on December 18, 2004. Accordingly, the Subsequent Offer was no longer in force and no Gold Fields shares tendered into the Subsequent Offer were accepted. Harmony has since disposed of its Gold Fields investment. See “Disposals” below.

     On March 9, 2006, Harmony announced that it had acquired a total of 44.9 million shares in Western Areas Limited (Western Areas) for R2 billion (US$321 million), representing a 29.2% stake. This was done by acquiring 37.37 million shares from Allan Gray and buying a total of 7.62 million shares on the open market. To finance this acquisition, Harmony entered into a term loan facility of R1.0 billion (US$280.8 million) with Rand Merchant Bank, for the purpose of partially funding the acquisition of the 29.2% stake in Western Areas. Interest is compounded at a rate equal to three-month JIBAR plus 1.5%. The loan amount is payable on March 13, 2007 and interest, which is compounded monthly and payable quarterly from June 13, 2006. See Item 7. “Related Party Transactions.”
     On June 21, 2006 Harmony announced that it had acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company Limited (Village) for an amount of R458,775 (US$0.1 million). The equity stake was purchased from ARM at a price of 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, Harmony was obliged under the securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. On August 14, 2006 Harmony announced that minority shareholders holding 3,163 shares in Village (being 0.08% of the shares in respect of which the offer was made) had accepted its offer. Harmony now holds 2,295,663 shares representing 37.83% of the issued share capital of Village. See Item 7. “Related Party Transactions.”
Disposals
     In fiscal 2004 Harmony disposed of its interests in Highland Gold, a company that held gold mining assets and mineral rights in Russia, and in High River, a company that held gold mining assets in Russia, Canada and West Africa that it had acquired in the previous year, which resulted in a combined pre-tax gain of approximately R528.2 million ($76.8 million).
     On February 3, 2005, Harmony undertook a secondary placing of 3,703,704 shares of its holding in ARM Limited at a price of R27.00 per share. On March 15, 2005, Harmony placed another 3,418,803 of its ARM Limited shares at a price of R29.25 per share. On April 21, 2005, Harmony disposed of its 14% investment in ARM to The ARM Broad-Based Empowerment Trust (the ARM Empowerment Trust) for a cash consideration of R829,827,460 representing a price of R29.00 per ARM share. The ARM Empowerment Trust has been established for the purpose of holding the ARM shares to further facilitate broad-based empowerment in ARM’s shareholder base. ARM is Harmony’s second largest shareholder and Broad-based Black Economic Empowerment (BEE) partner holding 16.2% of Harmony. For U.S. GAAP purposes, Harmony did not recognize the disposal of its investment in ARM to the ARM Empowerment Trust as a sale. See Item 7. “Major Shareholders and Related Party Transactions” and the consolidated financial statements for a discussion on the treatment of this transaction.
     On June 3, 2005, the company disposed of 30 million shares in Gold Fields Limited for R2 billion (US$297.6 million). The investment was acquired at a cost of R2.4 billion (US$357.8 million), resulting in a loss of R372 million (US$60.4 million).
     On November 16, 2005, the company disposed of its remaining investment in Gold Fields Limited for R2.4 billion (US$361.8 million). The process was concluded through market disposals which began on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of R2.1 billion (US$316.4 million), resulting in a profit of R307 million (US$45.4 million).
     On December 29, 2005, Harmony disposed of its investment in San Gold Corporation for R19 million (US$3.1 million). The investment was carried at a total cost of R20 million (US$3.2 million), resulting in a loss of R1 million (US$0.1 million).
     On January 18, 2006, Harmony disposed of its investment in Atlas Gold Limited for R1 million (A$0.2 million). The investment of 500,000 shares was carried at a total cost of A$0.1 million, resulting in a profit of A$0.1 million.
     On March 31, 2006, the company disposed of the entire share capital of Buffalo Creek Mines (Pty) Ltd for R106 million (A$24 million). According to the agreement the A$24 million was to be settled as follows: (i) A$4.3 million to be paid in cash; (ii) 1,907,892 shares in GBS Gold International, valued at A$5 million; (iii) A$5 million to be paid in cash in September 2006; (iv) Shares in GBS Gold International, equal in value to A$4.4 million, to be issued in September 2006; and (v) A$5.4 milion to be paid in cash in September 2007. The net asset value of Buffalo Creek Mines (Pty) Ltd was R92 million (A$20.1 million) (US$14.2 million), resulting in a profit of R14 million (A$3.1 million) (US$3 million).

Strategy
     Harmony is an independent growth oriented company in the gold production business and is distinguished by focused operational and management philosophies that it employs throughout the organization. Harmony’s growth strategy is focused on building a leading international gold mining company through acquisitions, development of organic growth projects and focused exploration. Harmony is currently expanding its production base in South Africa and Australasia, building on Harmony’s position as a leading cost-effective South African gold company in order to enhance its position as one of the world’s senior gold producers. Harmony made a strategic decision during the year to expand its exploration activities. As part of this, regional offices have been set up in Johannesburg, South Africa, Perth and Brisbane, Australia and Wau, Papua New Guinea. Harmony’s exploration programme has two components: on-mine exploration which looks for resources within the economic radius of existing mines; and new mine exploration, which is the global search for promising early to advanced stage projects.
     The international and South African gold mining industries have been in the recent past and continue to be affected by structural and investment trends moving toward the consolidation of relatively smaller operations into larger, more efficient gold producers with lower, more competitive cost structures. This consolidation enables gold producers to be more competitive in pursuing new business opportunities and creates the critical mass (measured by market capitalization) necessary to attract the attention of international gold investment institutions. Harmony’s current strategy is predominantly influenced by these investment trends, which have already resulted in significant restructuring and rationalization in the South African, Australian and North American gold mining industries. Harmony believes these trends will continue to lead to significant realignments in the international gold production business. Harmony intends to continue to participate in the South African and international consolidation process in order to enhance its growth objectives.
     Since undergoing a change in management in 1995, Harmony has employed a successful strategy of growth through a series of acquisitions and through the evolution and implementation of a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way,” and which Harmony believes are unique in the South African gold mining industry. A significant component of the success of Harmony’s strategy to date has been its ability to acquire under-performing mining assets, mainly in South Africa, and in a relatively short time frame to transform these mines into cost-effective production units. The execution of Harmony’s strategy between fiscal 1995 and fiscal 2006 has resulted in the growth of Harmony’s annual gold sales from approximately 650,000 ounces in fiscal 1995 to approximately 2.4 million ounces in fiscal 2006. Despite increased cash operating costs, Harmony has expanded its proven and probable ore reserve base and, as at June 30, 2006, Harmony’s mining operations reported total proven and probable reserves of approximately 56 million ounces.
     Harmony is managed according to the philosophy that its shareholders have invested in Harmony in order to own a highly geared growth stock, which can give shareholders significant gearing when the gold price rises. In addition, Harmony has consistently maintained a policy of not hedging. Harmony’s policy is to eliminate any hedging positions existing within the companies that it acquires as soon as opportunities can be created to do so in sound, commercially advantageous transactions. There may, however, be instances where certain hedge positions in acquired companies need to be kept in place for contractual or other reasons.
     The major components of Harmony’s strategy include:
Continuing to implement Harmony’s unique management structure and philosophy.
     Harmony implements a simple set of management systems and philosophies, which Harmony refers to as the “Harmony Way”, and which it believes are unique to the South African gold mining industry. This “Harmony Way” is underpinned by the following concepts:
•	Empowered management teams. At each mining site Harmony has established small, multi-disciplinary, focused management teams responsible for planning and implementing the mining operations at the site. Each of these teams is accountable for the results at its particular site and reports directly to Harmony’s Board.

•	Active strategic management by the Board. Annual operational goals and targets, including cost, volume and grade targets are established in consultation with Harmony’s executive committee for each mining site. Each management team develops an operational plan to implement the goals and targets for its mine site. Members of Harmony’s executive committee reviews and measures the results at each mining site on a regular basis throughout the year.

•	Increased productivity. Gold mining in South Africa is very labor intensive with labor accounting for approximately 50% of Harmony’s costs. To control these costs, Harmony structures its operations to achieve maximum productivity with the goal of having 60% of Harmony’s workforce directly engaged in stoping, or underground excavation, and development rock breaking activities. In addition, Harmony has implemented productivity-based bonuses designed to maximize productivity.

•	A no-frills, low cost ethic. Harmony has an obsession about lowering its cost base and, to this end, Harmony extensively benchmarks its costing parameters both internally between operations within Harmony and externally against other gold producers.

•	Ongoing maintenance. The company applies a principle of “appropriate maintenance” which allows it to spend capital commensurate with the life of a specified operation. This principle ensures safe operation on the one hand and minimizes capital that may be used ineffectively on mines that have a limited life.

•	Systems. Harmony has implemented cost accounting systems and strict ore accounting and ore reserve management systems to measure and track costs and ore reserve depletion accurately, so as to enable it to be proactive in its decision making.
     Harmony has implemented the “Harmony Way” at its original mining operations and at each mining property Harmony has acquired since 1995, and has also implemented the “Harmony Way” at the Australian operations. By implementing this process, Harmony generally has been able to reduce unit costs substantially allowing them to move resources into the reserve category. This in turn allowed the company to increase production and extend mine life.
Growing through acquisitions in South Africa and internationally
     Harmony’s acquisition strategy in South Africa has been, and will continue to be, pursuing mature, underperforming gold mining operations in which it believes it can successfully introduce the “Harmony Way” to increase productivity, reduce costs and extend mine life. The advantage to acquiring mature, underperforming operations is that they tend to be cheaper to acquire and, particularly for underground operations, much of the required capital expenditure has already been made. Harmony’s corporate strategy with respect to acquisition targets is as follows:
•	to make acquisitions in addition to pursuing greenfield and brownfield developments when it is economical to do so;

•	to acquire mature assets with turnaround potential;

•	to utilize the synergy that exists within the various regions that the company mines in order to reduce overhead costs;

•	to acquire assets that fit Harmony’s management model; and

•	to acquire assets that enhance Harmony’s overall resource base.
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
     Outside of South Africa, Harmony intends to leverage the broad gold mining experience it has gained through acquisitions and existing operations. Through Harmony’s existing operations, Harmony has gained extensive underground mining experience. Harmony has also gained extensive experience in surface mining by open cast methods and mechanized mining of underground deposits through its acquisition of Kalgold and Randfontein, South Africa and New Hampton and Hill 50 in Australia and Bissett, in Canada (which has since been sold). These types of mining in general are more typical outside of South Africa. Harmony believes that these skills should position it to be able to pursue a broad range of acquisition opportunities. Harmony continues to explore new business opportunities both inside and outside of South Africa, for example, including exploration projects gained through its acquisition of Abelle. Harmony may in the future pursue additional suitable potential acquisitions in South Africa or internationally.
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
     Harmony inherited currency contracts with the acquisition of Avgold in May 2004. These currency contracts matured on December 31, 2005 and were closed out accordingly. The contracts were classified as speculative and the mark-to-market movement was reflected in the income statement. The forward exchange contracts matured on a monthly basis, resulting in cash inflow or outflow, equal to the difference between the strike price of the contracts and the spot price on the particular day. This hedge book was managed by a risk and treasury management services company, which is a joint venture between a major South African bank and a black economic empowerment company.
     A substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations from normal purchase and sale agreements to speculative contracts and closed out a significant portion of the inherited hedge book resulting in the remaining hedge agreements not qualifying for hedge accounting treatment. The mark-to-market movements in these contracts are reflected in the income statement.
     During fiscal 2006, a further 138,000 ounces of the inherited hedge books of New Hampton and Hill 50 were closed out at a cost of Rand 213 million (US$34 million). As of June 30, 2006, the resulting hedge portfolio covered 357,000 ounces over a four-year period at an average strike price of A$518 per ounce ($395 per ounce at an exchange rate of A$0.762 per $1.00). Harmony has reduced the remaining hedge positions of the Australian operations gradually by delivering gold pursuant to the relevant agreements as well as by closing out of these hedge agreements.
     Harmony’s revenues are sensitive to the ZAR/US$ exchange rates as all the revenues are generated by gold sales, denominated in US$. Harmony, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.
     Harmony inherited currency contracts with the acquisition of Avgold. The contracts were classified as speculative and the mark-to-market movement was reflected in the income statement.
     These currency contracts matured on 31 December 2005 and were closed out accordingly at a total cost of R131 million (US$21 million). The mark-to-market of these contracts was Rnil at 30 June 2006. At 30 June 2005, the mark-to-market was a negative R108 million (negative US$16 million), based upon an exchange rate of US$1/R6.6670 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
Description of Mining Business
Exploration
     Our exploration program has two components:
•	on-mine exploration, which looks for resources within the economic radius of existing mines, and

•	new mine exploration, which is the global search for early to advanced stage projects.
     Exploration activities are focused on the extension of existing orebodies and identification of new orebodies, both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.
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
     Harmony spent approximately $16.8 million, excluding contributions from joint venture partners, on exploration in fiscal 2006 and the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea, South Africa and Latin America with smaller expenditures in other parts of Africa. In fiscal 2007, Harmony intends to carry out exploration in Australia, Papua New Guinea, South Africa and other parts of Africa and Latin America. Exploration in Latin America has been discontinued as a result of a more focused approach to African exploration.
Australia
     South Kal: The South Kal tenements lie between Kalgoorlie and Kambalda in the West Australian Eastern Goldfields. On-mine exploration success was achieved at South Kal with the discovery and definition of the 121,000 ounce Shirl resource, a sub-vertical lode hosted within a gabbro unit bonded by ultramafics and intersected by late porphyry intrusions. Approximately 50,000 ounces of ore is expected to be mined in fiscal year 2007 and hauled 35 kilometers along existing haulroads to the Jubilee Plant. We believe this find is significant, not only in terms of providing feed to the mill, but because it opens up exploration targets previously considered non-prospective. Shirl was found by drilling an aeromagnetic anomaly beneath barren surface geochemistry. Previous deposits had at least some surface signature to indicate an orebody underneath. Shirl has shown that orebodies exist in this area without a surface geochemical signature and exploration is targeting similar anomalies. Follow up work along strike and down dip is also under way. The few drill holes that have been drilled at depth have returned underground quality intersections including, 06BSDD005 16 meters at 4.9 g/t from 267 meters, 06BSDD006 21 meters at 8.5g/t Au from 241 meters, and SHDD03 2 meters at 16.8g/t Au from 334 meters. A drill program is under way to follow up on these intersections.
     Exploration activities will also focus on larger base load targets along the main Boulder Lefroy Fault. The Boulder Lefroy fault hosts the Hampton Boulder Jubilee pit as well as Kalgoorlie’s Super Pit to the north and Gold Field’s St. Ives’ orebodies to the south. These exploration targets have, in part, been generated by the AMIRO Stress Transfer Modeling project undertaken in fiscal year 2006. The project involves the application of stress transfer modeling techniques developed for modern seismogenic earthquake prediction to certain types of ore deposits associated with major fault systems with the aim of predicting ore location.
     A budget of A$3 million has been approved for exploration of South Kal mines for fiscal 2007.
     Mt. Magnet: Exploration activities at Mt. Magnet, Western Australia, were hampered by ground access for much of the year owing to delays in the processing of clearing permits and unseasonably wet periods. Nonetheless, success has been achieved at Blackman’s Joint Venture (75% Harmony, 25% Troy Resources). Drilling of a geochemical anomaly has produced significant results that may lead to a medium-grade oxide resource. The mineralization is hosted in a mafic/ultramafic volcanic sequence. The best intersections to date include: 5 meters at 8.08g/t from 27 meters, 11 meters at 3.22g/t from 62 meters, 3 meters at 6.04g/t from 4 meters and 2 meters at 10.05g/t from 90 meters. Drilling is continuing.
     Advanced geophysical techniques are being utilized at Mt. Magnet with success. A trial of 3D induced polarization has shown anomalism at depth underneath the Yellow Taxi pit. The survey is being increased to cover a broader area before drill targeting. The use of advance geophysics will be crucial to exploration in these mature belts and is being embraced by the exploration team at Mt. Magnet.
     A budget of A$4 million (US$2.98 million) has been approved for exploration at Mt. Magnet for fiscal 2007.

Papua New Guinea
     The mineral prospectivity of Papua New Guinea is considered among the highest in the world and we believe Harmony’s land holding is one of the best in Papua New Guinea. A substantial portion of our exploration effort is focused here. Our tenements include the Wafi Golpu leases (960 square kilometers), the Morobe-Hidden Valley leases (1,226 square kilometers) and the Morobe Cost EL (2,069 square kilometers), giving a total of 4,255 square kilometers.
     Exploration was intensified during the year and we now have a complement of 50 staff, including 14 geologists, dedicated to finding additional resources over and above those of Wafi Golpu and Hidden Valley.
     A budget of R47 million (US$6.46 million) has been approved for fiscal 2007 that includes an allowance for exploration in areas outside current leases.
     Geologically, the project areas cover a tract of metamorphosed Lower Jurassic and Cretaceous sediments and obducted oceanic crust, which have been intruded by tertiary granodiorite, tonalite and porphyry units. Regionally, epithermal and porphyry related gold mineralization is well known within the Morobe district, with historical high-grade gold mines including Wall (upper ridges) and Edie Creek. In addition, more than 2 million ounces of alluvial gold have been won from placer deposits in the Bulolo River valley, and small-scale alluvial prospecting in the tributaries of the Bulolo River continues today.
     Wafi Golpu: The Wafi Golpu gold-copper system represents an area of enormous potential for increasing the resource and reserve base. Already there are 9.3 million ounces of gold and 3.6 billion pounds of copper in the small area around Wafi hill. Near-project activities at Wafi Golpu have focused on providing additional oxide gold resources. The drilling program has begun and returned some spectacular intersections including WR209:21 meters at 10.06g/t gold from 295 meters.
     Similar geology, geophysical trends and geochemical responses are seen throughout the remainder of the lease area and these are the targets of our regional work.
     Bawaga Prospect: This area is prospective for epithermal gold and porphyry copper-gold, similar to that of the Wafi Golpu system. The structural setting with north-northwest trending transfers, magnetic anomalies that suggest porphyry intrusives, and the lack of previous exploration in the area, combine to rank this target as a priority area for follow-up work. First-pass stream sediment sampling is planned for the second quarter of fiscal year 2007 once access negotiations have been completed.
     Kesiago and Biamena Prospects: Reprocessing of regional magnetics indicates Wafi has a clear association with a discrete magnetic high on a north-east trending transfer structure setting. The Kesiago prospect is located on the same transfer structure as that which lies 2 kilometers south-west of Wafi. Biamena lies on a similar structure 10 kilometers to the south. Both prospects show similarities in stream sediment and soil sampling as those of Wafi. These projects are at an early stage of exploration, with follow up stream and soil sampling and first phase drilling under way. They represent great potential to add Wafi-sized orebodies to the Harmony resource.
     Heking: Heking is a Golpu look-alike electromagnetic (EM), just 700 meters south-west of the Golpu porphyry. The electromagnetic response indicates argillic alteration and/or the disseminated chalcopyrite associated with mineralization. Diamond drill testing, a priority of this target, began in July 2006.
     Morobe — Hidden Valley: The Morobe area hosts the 5.5 million ounces Hidden Valley and Hamata resources and is highly prospective for similar deposits and higher grade skarn deposits.
     Moa Creek: During the year, drilling occurred at Moa Creek with good results. Four diamond drill holes were completed and the best intersections were 6 meters at 7.22g/t gold from 176 meters (MOD001), 4.2 meters at 6.64g/t gold from 38 meters (MOD002) and 3 meters at 19.45g/t gold from 47 meters (MOD004). Further trenching will be done to establish the full extent and orientation of the mineralization before more drilling is undertaken.
     Kerimenge: The immediate focus this year will be on the Kerimenge deposit that lies 7 kilometers east of the Hamata processing plant site. This prospect displays a larger geochemical signature than Hidden Valley but has only a small amount of historical drilling. Previous work stored on paper has been compiled and captured digitally and has revealed a new target orientation that will be drill tested in the new financial year.
     The Waurike prospect comprises part of the greater Kerimenge prospect. Here, high-grade trench results are broadly coincident with limestone contacts. There are only 10 drill holes in this area with mineralized limestone contacts mostly untested. Ore grade intercepts were obtained in the majority of holes and results include: 17 meters at 4.9g/t from 14 meters (QD44), 20 meters at 3.14g/t from surface (QD23), 34 meters at 2.5g/t from 2 meters (QD97), 50 meters at 2.0g/t from 56 meters (QD50), 44 meters at 2.2g/t from 36 meters (QD102) and 14 meters at 5.8 g/t from 52 meters (QD22B). Diamond drilling began at these prospects in August 2006.
     As at Wafi Golpu, a drill contract has been established for continual drilling throughout the year. The rig will move from prospect to prospect as our priorities dictate.
     Morobe Coast: The 2,068 kilometers squared Morobe Coast exploration license was granted in April 2006. The area lies to the south-east of the Morobe goldfield and presents exciting grassroots exploration potential. Previous work was limited but returned significant rock chip and stream sediment samples from the Lokaniu volcanics. A sample brought to the exploration department by a local villager had a grade of 175g/t. There are also copper, gold and lead mineral occurrences in gabbros towards the western side of the lease. A detailed aeromagnetic survey is proposed which will allow specific targeting for our first-pass site work.
     The exploration team also has a watching brief over potential acquisitions or participation in other prospective regions throughout the country. This has been demonstrated most recently by the pegging of the Morobe Coast EL1403. Numerous confidentiality agreements have already been signed with neighboring parties in anticipation of synergies that may develop further operations. See Item 4. “Information on the Company — Business — Papua New Guinea Operations.”
South Africa:
     Free State: Target North: The Target North resource is situated in the Central Rand Group of the Witwatersrand Sequence, with the bulk of the resource accommodated in the Turfontein Sub-group.
     Broadly speaking, the structural regime is an asymmetrical syncline with a steep western limb (40º to 90º) and a shallower eastern limb (15º to 20º). The syncline plunges approximately 9º to 10º to the north. Three major sets of structures modify the overall synclinal nature of the deposit. These comprise northeast-southwest trending normal faults which generally have down throws to the south, north-south trending normal faults with down throws to the west and various sets of low angle fore and back thrusts evident on the west limb.
     The major formations, which are of interest, are the Ventersdorp Contract Reef (VCR), the Uitkyk and Van den Heeversrust members, and the Kimberley Formation. The Welkom Formation may be of minor interest.
     The VCR is recognized at the base of the Klipriviersberg Group. Recent work on the VCR has significantly improved the understanding of the setting and distribution of mineralization. It is currently believed that VCR is best developed where it directly overlies the Elsburg A (EA) reefs. Much work is still required to develop a robust geological model for this horizon. The EA and Dreyerskuil reefs of the Uitkyk and Van den Heeversrust members are believed to be fanglomerates and arenites, which are hosted in a wedge-shaped sequence of clastic sediments, restricted to the western margin of the syncline which has a limited down dip extension. A reassessment of these horizons has been compiled during the period under review.
     Significant mineralization occurs in the Big Pebble Reefs (A Reefs), which straddle the base of the Earls Court Member and within the Aandenk Member. These reefs are thought to occur within a braided steam environment. In addition, the Maraisdal Reed (B Reef) is developed at the base of the Spes Bona Member overlying the Doornkop Quartzite. A reassessment of these horizons has been completed during the period under review.
     The Basal Reef (previously referred to as the Sun Reef) occurs as a polymictic coarse pebble conglomerate with a kerogen facies developed in the extreme south of the Sun area. There are few intersections and this horizon is poorly understood. The bulk of this horizon occurs significantly deeper than the Kimberley Formation and is not considered to be of economic importance.
     Prior to the period under review, the project team completed an extensive exercise to collate and validate data acquired over more than 20 years of surface drilling. During the period under review, a 3-D geological model was completed and the exploration model is being reinterpreted.
     Since November 2004, major re-correlation and refinement of the Central Rand Group Stratigraphy (including Dreyerskuil, Eldorado and Kimberley successions) in over 90 surface boreholes and long deflections drilled within the project area have been completed. The entire borehole database has not been validated.
     Seismic data, acquired during a 3-D seismic survey undertaken in 1997, has been reviewed and the interpretation completed. The original seismic interpretation only covered the southern third of the project area, and has now been interpreted to the northern limit of the project area. The seismic interpretation has been incorporated in the recently completed 3-D geological model. A comprehensive re-evaluation of the mineral resource was completed in June 2006 in conjunction with independent party SRK acting as consultants to undertake a full technical audit on the resource and geological model. In the third quarter of fiscal year 2006, Harmony approved capital to drill two additional surface drillholes in the Target North area. The drillholes are intended to validate recently developed theories about the geological model. The two drillholes will be targeting VCR, ER and Dreyerskuilreefs, at depths ranging from 2,100 meters and 2,800 meters.
     Other Geological Projects: In order to extend the life of current operations and to take advantage of a resurgent gold price, a number of geological projects have been established on both the primary reef targets in the Free State, the Basal Reef and the Leader Reef, as well as the secondary targets, the Middle Reef, the B Reef and the A Reef. By evaluating these reefs on a regional basis, rather than within a specific lease area, and through understanding geological structures, new targets for exploration and future mining can be determined in previously untested areas. An initiative is ongoing to pool the vast amount of knowledge from the ore reserve managers and senior geologists, who have extensive experience of working in the Free State Goldfields.
     Basal Reef: A number of projects have been initiated to increase the reserves/resources of the Basal Reef in the Free State. The exploration and development of the Basal Reef to the west and east of Masimong is part of that shaft’s expansion project. A project on Merriespruit 3 is aimed at locating isolated Basal Reef pockets beyond its subcrop on the Leader Reef while current drilling at Bambanani is intended to determine the feasibility of mining the Basal Reef below the lowest level (103L).
     Leader Reef: The Leader Reef occurs in narrow channels over much of the southern part of the Free State Goldfields. Projects are under way on Harmony 2 and West mines to re-evaluate old Leader Reef mining with a view to establishing new targets.
     Middle Reef: This is a highly erratic orebody located between the Basal and Leader horizons. Its complex structure makes it very difficult to mine but, where developed, can produce very high grades. Unisel continued to mine Middle Reef with considerable success, and a channel is known to extend into the neighboring West and Bambanani mines. Management at these shafts is currently considering exploitation of the reef. An initiative is under way to look at synergies between the three mines in order to extract the orebody optimally. Taking into account lateral shifts on the De Bron fault, payable Middle Reef was discovered at Merriespruit 1 Mine. Exploration continues to find the extension of the high-grade channels that are currently being exploited.
     B Reef: Located 50 to 150 meters above the Basal Reef, the B Reef is a highly channelized orebody with grades confined to these narrow channels only. It is currently only mined at the Tshepong and Masimong mines, however, B Reef channels are known to occur elsewhere in selected areas across the Free State Goldfields.
     A project was undertaken to determine the sedimentology of the B Reef at Loraine 2 (now part of Target Mine) where it has been mined since the 1960’s. A high-grade B Reef channel runs through the shaft pillar, as well as to the north-west and south-east of the shaft. A business case is currently being completed to assess the viability and options of extracting the shaft pillar and surrounding areas. The same high-grade channel has been located some 2.5 kilometers further north to the west of Loraine 1. Underground drilling is under way to determine the extent of this channel.

     A capital drilling program for B Reef has been completed at Tshepong, and the project will now move into the next phase. The extension of the B Reef channels to the east and west of Masimong 5 forms part of the Masimong expansion project. In addition, B Reef channels are currently being explored at St. Helena and Unisel, and at Merriespruit. A regional B Reef model is being put together to identify potential targets.
     A Reef: The A Reef is located approximately 40 meters above the B Reef and is also highly channelized. It is currently being mined at Harmony 2 and at Brand 1 and 3. Exploration is ongoing to determine the extent of these channels outside of current mining areas. Harmony 2 undertook a capital drilling program in order to equip old Basal areas and drill 180 meters to the A Reef horizon. An investigation is under way to evaluate exploitation of the A Reef occurring between Harmony 2 and Virginia 1, where development took place on thick (3 meters plus) A Reef channels in the 1990s.
     A Reef has been mined previously in the Loraine 1C area of Target Mine, and a re-investigation of the sedimentology commenced in 2006. The reopening and extraction of A Reef forms one option of the business case study currently being undertaken for Loraine.
     Exploration continues for A Reef on Masimong 5 and Unisel; it may be possible to mine it at Tshepong and Phakisa.
     Evander: The Evander 2 shaft-deepening project: The aim of the project is to explore the Kimberley Reef between 24 and 26 levels. Development of an incline shaft down to 26 level is planned in order to access the blocks of ground lying below current infrastructure. The crosstrend to the main payshoot has been projected into the target area.
     Exploration is ongoing, Two drill platforms were developed (461 meters in total) and drilling has been carried out from these development ends (slushers). As at May 2006, 925 meters of drilling had been completed (of 2,380 meters planned) and seven reef intersections had been obtained. Gold grades ranged as follows: 131cmg/t, 625cmg/t and 2,101cmg/t in the 24E43 slusher, and 575cmg/t, 180cmg/t, 120cmg/t and 1,863cmg/t in the 24E45A slusher. Drilling indicates that the edge of the payshoot has been intersected, which is believed to trend parallel to the main Kinross payshoot. Drilling will continue in order to establish the extent of this payshoot. The additional planned 1,455 meters of drilling will conclude the exploration program.
     Evander 7 target: The aim of this project is to locate the down-dip extension of the Evander 5 payshoot, which merged with another payshoot from Evander 6 shaft. The Evander 5 payshoot is intersected by the 250 meter Kinross fault, creating three target areas. Drilling and development are under way and have partially confirmed the existence of the first target area, T1. The first raise in the T1 western flank is due to start during fiscal year 2007. Currently, easterly drive development is taking place, which will allow drilling of the eastern flank of T1 within a few months. This development will also allow drilling of a portion of the second target area T2, once T1 drilling is complete.
     Poplar: The Poplar project area is situated 30 kilometers north-west of the current mining operations at Evander No.8 Shaft. It is bounded in the east by the town of Leandra and in the west by the informal settlement of Eendrag. Poplar is inclusive of the Evander mining right of 36,898ha. The project area lies 120 kilometers east-south-east of Johannesburg.
     The economic placer of the Poplar lease area is the Kimberley Reef. It occurs at a depth below surface of between 500 meters in the east and 1,200 meters in the west. The reef strikes north-south and dips from 14º to 24º to the east. The Kimberley Reef comprises a sequence of fluvial, channel sediments that were deposited in a braided stream environment. Deposition of the reef was influenced by the footwall lithologies. The area of economic mineralization is not continuous throughout the Poplar lease, but the most extensive zone of mineable reef is found in the southern part of the area. The high grade Kimberley Reef is associated with carbon and narrow, small-pebble, clast-supported and well-packed oligiomictic conglomerate.
     The Poplar project will include greenfields development involving installation of a twin-shaft system to 1,200 meters below surface to exploit the above-mentioned Kimberley Reef payshoot. A definitive feasibility study was completed on this project in fiscal year 2003. This study was updated in 2006 using at present day costs and a gold price of R105,000/kg. Capital expenditure for this project is estimated at R2.6 billion (US$362.9 million at the closing exchange rate).
     The possibility that this orebody can be linked up to the south with the Evander South project is also being investigated. A linkage would result in an orebody stretching over 20 kilometers in strike length. This project still requires board approval.
     Rolspruit: The Rolspruit project aims to exploit the deeper extension (to 2,670 meters below surface) of the Kimberley Reef (Kinross payshoot), adjacent to Evander 8 shaft, through a twin-shaft system from surface. A definitive feasibility study was completed in fiscal year 2003 and has been reviewed in 2006. An improved engineering design incorporating a twin surface shaft system, followed some years later by a sub-vertical shaft system, replaces the abovementioned single lift twin shaft system. Capital expenditure is therefore delayed, production start up is accelerated and a conventional engineering design is incorporated. Capital expenditure for this project is estimated at R3.06 billion (US$427.1 million at the closing exchange rate). Further refinement to the improvement design will be completed in fiscal 2007.
     Other Evander projects: The Central Projects team is currently re-assessing three other Evander projects: Evander South, Twistdraai and Evander 6 shaft re-opening. For each of these projects, the original data has to be validated: seismic lines need to be re-interpreted where present; and a 3-D geological model developed (a similar process to that which was undertaken at Target North). The aim is to produce a detailed understanding of the Evander Basin, taking into account current mining activities. This study will also take into consideration the Poplar and Rolspruit project areas.
     Randfontein: At the Cooke section, exploration continues to focus on finding additional VCR targets at Cooke 3 shaft. Priority will be given to exploration for the extension of VCR payshoots eastward, up-dip of current mining activities. In addition, a portion of VCR between Cooke 2 and 3 shafts will become a drilling target. A further drilling project is under way to determine the extent of the Elsburg payshoot towards the west of the shaft, below current mining levels. During 2007, ‘down-the-hole’ radar may be used to provide further geological information. Development and drilling of the 128 South project is ongoing. Drilling to date has confirmed expected grades and channel widths on the UE1A reef. Where possible, Kimberley reef (K4, K7 and K9) are also intersected and VCR intersections are planned in future. Further drilling will continue to add value to the construction of the structural and facies model for this area. The first stoping for this project is planned for early 2007.
     Elandsrand: In addition to the shaft-deepening project, an investigation is being conducted into establishing the economic viability of mining the Elsburg Reefs occurring in the footwall of the VCR. All historical drilling and sampling data has been collated and high-grade intersections identified. Initial investigations have shown that the uranium-bearing reef bands also contain the highest gold grades.
     These reef bands also occur further west and are considered as potential targets in the Elandsrand deepening project area. New geological drillhole data obtained over the Elsburg Reef bands are being correlated with known mineralization information for mined-out areas. This data will also be used to interpret expected sub-crop positions and trends, as early indication exists of localized enrichment of the sub-crop. If robust mineable reef bands can be identified deeper in the footwall, a detailed study will then be undertaken to determine the cut-off grades for the mining of these. Drilling continues.
     Latin America: A strategic shift in the early part of the financial year saw Harmony Peru’s grassroots exploration activity in southern Peru phased out. During the program Harmony geologists visited 305 desktop-generated targets. Although three concessions were pegged and follow-up work completed, none offered the potential that Harmony was looking for. The strategic shift saw the Peru personnel turn their focus to the whole of Latin America, specifically to expose the company to advanced-stage gold projects. Projects were reviewed in Mexico, Argentina, Brazil, Venezuela, Guyana, Peru, Ecuador and Honduras.
     A comprehensive database was constructed and populated with the details of close to 1,000 gold exploration projects in Latin America. Advanced projects were extracted and reviewed in detail, and various projects visited. Opportunities were identified and negotiations initiated but under current market conditions, the majority of opportunities were acquisitive in nature or offered as equity stakes in the holding companies, rather than being presented as joint venture opportunities.
     As a result of a more focused approach to African exploration, high risks associated with Latin American investments at present and less positive cost/benefit ratios of growth opportunities on a continent where Harmony owns no operations, a corporate decision was taken to close the Lima office. Processes related to closure of the Harmony Peru regional office are under way.

     Other Parts of Africa: The focus of exploration in Africa outside of South Africa is to establish partnerships with existing project operators and governments in order to generate new gold exploration prospects that may be developed into operating mines in the future. During 2006 various projects were reviewed in East, West and Central Africa.
     A joint venture agreement was signed with Axmin Inc. in May 2006, whereby Harmony will fund US$4 million over three years to explore Axmin’s exploration licences in Senegal, known as the Sounkounko permits. This expenditure will secure 50% ownership of the Senegal projects. The first commitment period, ending April 2007, will require Harmony to spend US$800,000 on exploration activities intended to target highly prospective gold mineralized zones on the permit areas. Harmony will have earned 10% ownership of the project after the first commitment period. Subsequent work is intended to drill test targets in order to define resources.
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
     In Harmony’s South African underground mines, once ore has been broken, train systems collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps. In the Australian underground mines and the Target underground mine once ore has been broken it is loaded unto trucks which transports it to the mill. In open pit mines, ore is transported to treatment facilities in large capacity vehicles.
Processing
     We currently have nine operational metallurgical plants and three metallurgical plants on care and maintenance in South Africa and two in Australia that treat ore to extract the gold. The principal gold extraction processes we use are carbon in leach, or CIL and carbon in pulp, or CIP.
     The gold plant circuit consists of the following:
•	Comminution. Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod and tube and ball mills. Our more modern milling circuits include semi or fully autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment.

•	Treatment. In most of our metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL or CIP processes.

     Gold in solution from the filter plants is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning.Cathode sludge or dore bars produced from electro- winning is now currently sent directly to Rand Refinery. Most of the South African plants no longer use smelting to produce rough gold bars (dore). Harmony’s Australian plants and its South African zinc precipitation plants continue to smelt precipitate to produce rough gold bars. These bars are then transported to the Rand Refinery or in the case of the Australian plans, to an independent refinery, which is responsible for refining the bars to a minimum of good delivery status.
     In fiscal 2006, we operated the only independent gold refinery and fabrication plant in South Africa. In fiscal 2006, approximately 84% (85% in fiscal 2005 and 83% in fiscal 2004) of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. The Australian gold production is refined in Australia at an independent refiner, AGR Matthey.
     The Harmony Refinery has developed a number of product lines comprising of: branded gold bullion, comprising both large and small bars and granules. We are able to sell to markets such as India, the Middle East and East Asia among others; jewelry alloys, including plate, strip, grain and wire manufactured in 9ct — 18ct yellow, white and red gold for casting or bench work, fine silver granules and crystals, low-tarnish sterling silver, solders as paste or blocks in gold, silver and platinum, bangles, wedding rings and coin blanks, semi manufactured and custom made orders; industrial gold and silver, including silver anodes for the electroplating industry and 99.999% gold for high purity applications, gold fuse wire and connectors; dental alloys, including an extensive range of casted and bonding alloys, solders and wire meeting restoration requirements. All of our products comply with South African and international standards and where required, custom engineered products are available. In fiscal 2006, Harmony had refinery capacity of 100 tonnes per year. Harmony spent approximately R4 million ($0.6 million) (compared to R6 million ($0.9 million) in fiscal 2005) on capital expenditures at its refinery in fiscal 2006. Since July 2006, all of our gold produced in South Africa has been sent to Rand Refinery, as a decision was made to close the Harmony Refinery. See Item 8. “Financial Information — Recent Developments” for more information.
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
     We commenced a Services Transformation Project (STP) in June 2005 which concentrates on re-aligning the services departments as well as our staffing and systems as a way to reduce cash operating costs. The STP has been set up to help us improve the services we provide to our mining operations. We believe there are opportunities in services to transform them into businesses in their own right. Our targets are to reduce costs as well as to improve client satisfaction. The STP plans to address this in a focused and sustainable way. We followed a three phase process of: (i) analyzing or diagnosing the current situation throughout our operations (phase one); (ii) redesigning the services where appropriate (phase two); and (iii) implementing the services, staffing and systems in a sustainable way (phase three). As a result of the STP R150 million (US$23.5 million) was saved during fiscal 2006.
     The Mining Charter described in Item 4. “Information on the Company — Regulation — Mineral Rights” establishes a policy of preferred supplier status according to enterprises controlled by members of historically disadvantaged groups when those enterprises are able to offer goods and services at competitive prices and quality levels. We believe that our procurement policy is consistent with this policy.
Harmony’s Management Structure
     As part of the “Harmony Way,” we structure our mining operations in a way that we consider to be unique in the South African gold mining industry. Our operational structure is based on small, empowered management teams at each production site.
     After Peter Steenkamp was appointed as Chief Operating Officer Harmony’s original approach to mining the Harmony Way was challenged and Peter re-introduced General Managers into the structure. Twelve general managers were appointed in January 2006, who take responsibility for the following operations:
Evander
Randfontein Cooke shafts
Elandsrand
Orkney Operations
Kalgold
Target
Tshepong
Masimong
Bambanani
Brand Shafts
Virginia Operations
Joel
     The general managers are responsible for business optimization, ore reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations.
     All South African operations report to Peter Steenkamp as Chief Operations Officer, with Bob Atkinson being responsible for the projects in Harmony.
     Each of the General Managers are assisted by an Ore Reserve Manager, a Business Analyst and a Human Resources Leader.
-	The role of the Ore Reserve Manager is to optimize the extraction of ore reserves, and they are also responsible for geology and ore reserve declarations.

-	The role of the Business Analyst, is to ensure business optimization, cost reductions and financial discipline within the operations.

-	The Human Resources Leader is responsible for employee mobilization and for creating a business culture within the operation.
     The team assists the General Manager in ensuring the growth and long-term sustainability of the operations. Mining Managers, Engineers and Human Resource Managers report to the respective General Managers.
     The traditional Mine Overseer is now termed the Legal Compliance Officer and has a varying number of Production Coaches appointed below him. In addition, the Legal Compliance Officer and the Production Coaches spend the entire eight-hour working shift underground with the mining teams, in contrast with the four hours Shift Bosses and Mine Overseers typically spent with the mining teams. This directs the Legal Compliance Officer and the Production Coaches’ technical expertise to be available to the production crews on the face. It has been proven in Harmony that this methodology promotes a safe production environment for the production teams and enhances career development for previously disadvantaged individuals.
Capital Expenditures
     Capital expenditures, including the non-cash portion, incurred for fiscal 2006 totaled approximately $265.3 million,

compared with $ 236.3 million for fiscal 2005 and $ 213.8 million for fiscal 2004. The focus of Harmony’s capital expenditures in recent years has been underground development and plant improvement, upgrades and acquisitions, and management currently expects this focus to continue in fiscal 2007. The increase in capital expenditures in fiscal 2006 compared with fiscal 2005 resulted from the commencement of infrastructure establishment in Papua New Guinea and further investment in the Doornkop South Reef Project, Phakisa and Elandsrand mine. During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5: “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates” for further information on the effects of this change on Harmony. The increase in capital expenditures in fiscal 2005 compared with fiscal 2004 resulted from the commencement of infrastructure establishment in Papua New Guinea and further investment in the Doornkop South Reef Project. Harmony has budgeted approximately $385.3 million for capital expenditures in fiscal 2007. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business — Harmony’s Mining Operations.” We currently expect that our planned capital expenditures will be financed from operations and existing cash and investments on hand. However, if we decide to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond our current plans, we may consider alternative financing sources described below. See Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Evander Operations.”
Description of Property
     Harmony’s operational mining areas in South Africa are set forth below:

	Hectares	Acres
Cooke	8,696	21,488
Lindum	3,143	7,766
Doornkop	2,941	7,267
Elandskraal	5,113	12,634
Freestate	22,583	55,802
Freegold	21,173	52,318
Kalgold	615	1,520
Evander	36,898	91,174
Target	7,952	19,649
     Harmony’s operational mining areas (granted tenements) in Australia comprise the combined Mt. Magnet — Big Bell area of 174,186 acres, the South Kalgoorlie area of 253,660 acres.
     Harmony sold its holdings in the Northern Territories (the Burnside Joint Venture) that totalled 288,083 acres during fiscal 2006. We also own, control or share in additional mineral rights that have not been brought to production.
     In Papua New Guinea (PNG), Harmony holds granted tenements covering the Hidden Valley and Wafi gold and gold-copper resources, in addition to extensive areas prospective for the exploration for these commodities. The total granted holdings in Papua New Guinea are 996,495 acres.
     In line with the rest of the South African mining industry, we have been rationalizing our mineral rights holdings in recent years. Accordingly, over the past three years, we have disposed of our shares and our participation rights in areas in, as well as outside of, South Africa in which we have not actively pursued mining. However, in some cases we have retained certain participation rights and option clauses in disposed of properties and mining rights. We may continue to investigate further disposals.
     The following page contains a map of our South African and worldwide operations and interests.

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
Reserves
     Depletion for fiscal 2006 accounted for approximately 2.4 million ounces while exploration and the addition of ounces from associate — Western Areas have added 4.2 million ounces to the ore reserves. For the reporting of Ore Reserves at our South African and Australian operations Harmony uses a gold price of US$500 per ounce. An exchange rate of R6.53 per US dollar is used for South Africa and for Australia an exchange rate of US$0.74 per Australian dollar is used giving a gold price of R105,000/kilogram or A$680/ounce, respectively. These gold prices have also been used in mine planning. At Papua New Guinea the Hidden Valley feasibility study was completed using a base case of US$445/ounce (gold) and a silver price of US$6.50/ounce and these prices have therefore been used in the declaration of Ore Reserves. Mine planning at Hidden Valley is being done at US$500/ounce for gold and US$7.50/ounce for silver.
     The year-on-year comparison set forth below reconciles the ore reserves declaration of Harmony at June 30, 2005 to that at June 30, 2006.
Year-on-year reconciliation of Harmony’s ore reserves

	Gold
	(million ounces)
Balance at June 30, 2005	54.1
Mined during fiscal 2006	(2.4	)*
Added ounces from associate — Western Areas	4.2	**
Other adjustments	0.1
Balance at June 30, 2006	56.0

*	Ounces based on mill delivered grades

**	Based on the Western Areas Annual Report dated December 2005 taking account of depletion for the period January 2006 to end June 2006.
     Of the company’s 56.0 million ounces of ore reserves, 42.0 million ounces are classified as current reserves (above infrastructure), 9.8 million ounces are classified as below infrastructure, i.e. reserves for which the capital expenditure has yet to be approved, and 4.2 million ounces are reserves from associate — Western Areas.
     Harmony uses the South African code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the SAMREC Code), which sets out the internationally recognized procedures and standards for reporting of mineral resources and ore reserves. This code was developed by the South African Institute of Mining and Metallurgy and is the recommended guideline for reserve and resource reporting for companies listed on the JSE Limited. Harmony’s Australian and Papua New Guinea ore reserves are compliant with the SAMREC code. Harmony uses the term ‘ore reserves,’ in the Annual Report which has the same meaning as ‘mineral reserves’, as defined in the SAMREC code. In reporting of reserves, we have complied with Industry Guide 7 of the United States Securities and Exchange Commission.

     In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable ore reserve, Harmony applies the concept of a cut-off grade. This is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using the company’s Optimiser computer program which requires the following as input:
•	the database of measured and indicated resource blocks (per shaft section);

•	an assumed gold price which, for this ore reserve statement, was taken as R105,000 per kilogram;

•	planned production rates;

•	the mine recovery factor (MRF) which is equivalent to the mine call factor multiplied by the plant recovery factor; and

•	planned cash operating costs (Rand per tonne).
     Rand per tonne cash operating costs of the mines are historically based, but take cognizance of distinct changes in the cost environment such as the future production profile, restructuring, right-sizing, and other cost reduction initiatives, and for below infrastructure ounces, an estimate of capital expenditure.
     The ore reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management, and environmental management have been involved at each mine in the life of- mine planning process and the conversion of resources into reserves. The oreflow-related modifying factors used to convert the mineral resources to ore reserves through the life-of-mine planning process are stated for each individual shaft. For these factors, 18 month historical information is used, except if there is a valid reason to do otherwise. Because of depth and rock engineering requirements, some shafts design stope support pillars into their mining layouts which accounts for 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for unpay and geological losses.
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

     Our mining operations’ reported total proven and probable reserves as at June 30, 2006 are set out in the following table:
For the reporting of Ore Reserves at our South African and Australian operations Harmony uses a gold price of US$500 per ounce. An exchange rate of R6.53 per US dollar is used for South Africa and for Australia an exchange rate of US$0.74 per Australian dollar is used giving a gold price of R105,000/kilogram or A$680/ounce, respectively.
Ore reserve statement (Imperial) as at June 30, 2006
Ore reserve statement — Imperial

Operations	Proven Reserves			Probable Reserves			Total Reserves
	Tons	Grade	1 Gold oz	Tons	Grade	1 Gold oz	Tons	Grade	1 Gold oz
	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)	(million)	(oz/ton)	(million)
S.A. Underground
Elandskraal	5.16	0.242	1.25	27.28	0.217	5.91	32.44	0.221	7.16
Free State	12.61	0.153	1.93	14.37	0.140	2.01	26.98	0.146	3.94
Randfontein	4.73	0.210	0.99	7.21	0.175	1.26	11.94	0.189	2.25
Evander	5.57	0.210	1.17	17.54	0.199	3.48	23.11	0.201	4.65
Evander (below infrastructure)				41.80	0.236	9.87	41.80	0.236	9.87
Target	8.14	0.232	1.89	13.11	0.185	2.43	21.25	0.203	4.31
Free Gold	17.51	0.211	3.69	45.01	0.220	9.91	62.51	0.218	13.60
Orkney	4.29	0.196	0.84	3.13	0.146	0.46	7.42	0.175	1.30
Total S.A. Underground	58.01	0.203	11.76	169.45	0.209	35.33	227.46	0.207	47.09

S.A. Surface
Randfontein	0.00		0.00	2.10	0.022	0.05	2.10	0.022	0.05
Kalgold	4.07	0.022	0.09	5.35	0.047	0.25	9.42	0.036	0.34
Free Gold	74.56	0.011	0.82	10.88	0.017	0.19	85.44	0.012	1.01
Total S.A. Surface	78.63	0.011	0.90	18.33	0.027	0.49	96.96	0.014	1.39

Australian Operations 2
Mt. Magnet	1.77	0.068	0.12	1.76	0.107	0.19	3.54	0.087	0.31
South Kalgoorlie	0.85	0.053	0.05	3.56	0.062	0.22	4.41	0.060	0.27
Total Australian Operations	2.62	0.063	0.17	5.32	0.077	0.41	7.95	0.072	0.57

Papua New Guinea 3
Hidden Valley	5.62	0.064	0.36	36.38	0.055	2.01	42.00	0.056	2.37
Kaveroi and Hamata				5.40	0.064	0.35	5.40	0.064	0.35
Total Papua New Guinea	5.62	0.064	0.36	41.78	0.056	2.35	47.40	0.057	2.71

Western Areas 4
South Deep (29.2% Equity)	1.96	0.213	0.42	21.58	0.177	3.83	23.54	0.180	4.25
GRAND TOTAL	146.84	0.093	13.61	256.46	0.165	42.41	403.30	0.139	56.02
Gold oz figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
Includes reserves from underground and surface mining at each of the Australian operations.
Includes reserves from underground and surface mining at the operations.
Includes the Harmony 29.2% Equity ounces from Western Areas
     Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: (a) Elandskraal 95.6%; (b) Free State 95%; (c) Randfontein 96.5%; (d) Evander 96.7%; (e) Kalgold 82%; (f) the Free Gold assets 97%; (g) Orkney 93%; (h) Target 97.5%; (i) Big Bell 86%; (j) Northern Territory 94.7%; (k) Mt. Magnet 93%; (l) South Kalgoorlie 92%; (m) Papua New Guinea 92.9%.

     The amount of gold mineralization which Harmony can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of R105,000 per kilogram ($500.00 per ounce) used to estimate Harmony’s attributable reserves of 56.0 million ounces of gold as of June 30, 2006 listed above, Harmony’s operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Harmony’s reserves as of June 30, 2006 listed above, but applying different gold prices that are 10% above and below the R105,000 per kilogram ($500.00 per ounce) gold price used to estimate Harmony’s attributable reserves, the attributable gold reserves for Harmony’s operations would have been as follows:

R94,500/kilogram (1)	R105,000/kilogram	R115,500/kilogram
51.1 million	56.0 million	57.7 million

(1)	Harmony calculated the 3 year average Rand gold price to be approximately R93,500/kilogram ($448/ounce).
     The London afternoon fixing price for gold on October 24, 2006 was R142,809 ($583.60 per ounce).
     Harmony’s methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “ — Reserves.” Accordingly, the sensitivity analysis of Harmony’s reserves provided above should not be relied upon as indicative of what the estimate of Harmony’s reserves would actually be or have been at the gold prices indicated, or at any other gold price, nor should it be relied upon as a basis for estimating Harmony’s ore reserves based on the current gold price or what Harmony’s reserves will be at any time in the future. See “Key Information — Risk Factors — Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.”
Harmony’s Mining Operations — Overview
     In South Africa, we conduct underground mining at seven sites:
•	Elandskraal

•	the Free State

•	Randfontein

•	Evander

•	Free Gold

•	ARMgold and

•	Avgold
     We conduct surface mining at five sites:
•	the Free State

•	Randfontein

•	Free Gold

•	Kalgold and

•	Target

     Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand).
     In Australia, we presently conduct mining principally at two sites, the Mt. Magnet operations (which were acquired in the Hill 50 transaction) and the South Kalgoorlie operations (which include the Jubilee operations acquired in the New Hampton transaction and the New Celebration operations acquired in the Hill 50 transaction). Underground and surface mining is conducted at each of the remaining operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits. Underground operations at Big Bell ceased in July 2003 as mining there had become uneconomical due to low grade and the Big Bell plant was sold in December 2003. Surface mining will, however, continue in certain areas of the Big Bell tenements, with ore to be processed at the Mt. Magnet plant. Surface mining at South Kalgoorlie ceased in fiscal 2006 with treatment consisting of on Mt. Marion ore and lowgrade stockpiles. Open pit mining has recommenced at South Kal Mines during fiscal 2007.
     The following discussion is a three-part presentation of our operations: (i) an overview of our South African and Australasian mining operations; (ii) a regional analysis presented for both underground and surface operations; and (iii) a production analysis at the individual shaft or mine level based on our mining operation categories (quality/leveraged/growth/surface) used by management.
South African Mining Operations — General
Elandskraal Operations
     Introduction. On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines in the North West and Gauteng provinces of South Africa for approximately R1 billion ($128.4 million). Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. The assets and liabilities of the Elandskraal mines include the mineral rights and mining title (excluding a portion of the Carbon Leader Reef horizon, which AngloGold continues to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation. The addition of Elandskraal to Harmony’s operations increased Harmony’s reserves by approximately 9.9 million ounces at that time. In fiscal 2006, Harmony’s Elandskraal operations accounted for approximately 7% (7% in fiscal 2005) of Harmony’s total gold sales.
     History. Gold mining began at Elandskraal in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company for the Elandsrand operations and by Gold Fields of South Africa Ltd. for the Deelkraal operations. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand and Deelkraal. The sub-vertical shafts at Elandsrand were completed in 1984, which accessed a deeper reef in the lease area. The sub shaft deepening project, or SSDP, the deepening of the sub-vertical shafts to approximately 3,600 meters below surface, has been completed. Activities are currently focused on accessing and opening up areas of the new mine and on the development and construction of support infrastructure. Harmony believes that the SSDP will enable Elandskraal to produce approximately 250,000 ounces per year over the life of the mines.
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
     Mining Operations. The Elandskraal operations are divided into the Elandsrand and the Deelkraal mines. The Elandsrand mine engaged in both underground and waste rock mining. The Deelkraal mine engaged in underground mining but as a result of the lower gold price in rand terms (taking into account the stronger rand as against the US dollar) the production was stopped in June 2004 and remained closed during fiscal 2005 and 2006. Vamping and reclamation operations are ongoing at this time. The treatment of waste rock became uneconomical and was discontinued during January 2004. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section.
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
     During August and September 2004, a major restructuring plan was implemented at Elandsrand. Along with the implementation of CONOPS between August 2004 and February 2005, production improved. Even so, it is still hampered by the lack of flexibility, an issue that will be addressed by the commissioning of the new mine. Capital development on two levels has been completed. Cash operating cost development is taking place in both easterly and westerly directions on these levels. Access development delays on two other levels resulted from slow progress of the access haulages through the Cobra Dyke. All the levels up to 113 Level are now through and developments rates have picked up substantially. Development and construction of support infrastructure has progressed well. Work on the chambers for the refrigeration plants on 100 Level and the pump chamber on 115 Level is proceeding. The project is expected to be completed by fiscal 2011 and is expected to have a life of mine of 18 years. From the inception of the project through the end of fiscal 2006, R570 million (US$80.0 million calculated at the closing rate at balance sheet date) has been expended. A further R236 million (US$33.0 million calculated at the closing rate at balance sheet date) has been budgeted to complete the project.
     An agreement for the implementation of CONOPS at Deelkraal was reached with the respective unions on December 19, 2003. Due to delays, it was only fully operational by April 2004. Despite this, production at the Deelkraal mine was stopped in June 2004 as a result of the reduction in the Rand-denominated price of gold at that time which made mining at the shaft uneconomical. During fiscal 2005 and 2006 the Deelkraal mine was only operating as a service shaft.
     During fiscal 2006, the safety record at the Elandskraal mine in terms of lost time frequency rate 26.5 per million hours worked compared unfavorably with the group average of 19.41. Significant work was done to address the seismic event described above and the fatality frequency rate (0.55) returned to a more consistent ratio with the group average of 0.31 for underground operations. Safety standards from other Harmony operations are being applied at Elandskraal and receive constant and high-level attention. Where problems are identified, steps are being taken to address the situation.

The Chief Operating Officer is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors and Senior Management — Board Practices.”
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
     The following table sets forth processing capacity and average tons milled during fiscal 2006 for the plant:

Average Milled for the
	Processing	Fiscal Year
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
Elandsrand Plant	140,000 *	73,739

*	Processing capacity assumes optimal capacity upon completion of the Elandsrand New Mine Project.
     In fiscal 2006, the Elandsrand Plant recovered approximately 91.12% of the gold contained in the ore delivered for processing.
Randfontein Operations
     Introduction. The Randfontein gold mine is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The Randfontein mine currently operates under a mining authorization with a total area of 17,753 hectares. The Randfontein mine has both underground and surface mining operations, and has two metallurgical plants. Underground mining is conducted at Randfontein at depths ranging from 500 meters to 2,500 meters. In fiscal 2006, Harmony’s Randfontein operations accounted for approximately 13% (11% in fiscal 2005) of Harmony’s total gold sales.
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
     See Item 8. “Financial Information — Recent Developments” for further information on the disposal of the Randfontein number 4 shaft.
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
     The Doornkop South Reef Project was announced on January 22, 2003. The project involves the deepening of the Doornkop main shaft to 1,973 meters to the South Reef, which lies between 1,650 and 2,000 meters below surface, and then development towards these mining areas. It is estimated that the South Reef project has an in situ resource of 11.6 million ounces. For project purposes, it is estimated that 102,000 tons or 2.96 million ounces of gold will be recovered from the resource at a recovery grade of 0.186 ounces per ton. The estimated final capital cost is R1,103 million (US$154.0 million), with R372 million (US$51.9 million) spent as of June 30, 2006.
     Currently, the Kimberley Reef is mined on the upper levels of the Doornkop Shaft between 900 and 1,100 meters below surface. Most of this mining is taking place on channel edges, which results in sporadic high, but mostly low recovered grades. The South Reef on the lower levels is the target of the proposed shaft-deepening project. A significant development during the year was the re-interpretation of the geological model. The resource is considered to lie flatter than previously thought and this gave rise to re-engineering opportunities. The shaft will be shortened as a result and there will also be a decrease in related in-circle development. The main shaft will therefore be deepened to 1,933 meters, as opposed to a depth of 2,034 meters in the original plan, while the spillage incline shaft will extend to 1,973 meters instead of 2,082 meters. The main shaft is to be commissioned by the end of the third quarter of fiscal 2007 calendar year and production of 135,000 ounces per annum is expected by October 2008.
     Randfontein entered into an agreement with Africa Vanguard Resources (Doornkop) (Pty) Limited (“Africa Vanguard”) on January 21, 2003, pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop Mining Area to Africa Vanguard for a consideration of Rand 250 million (US$34.9 million). The consideration comprised cash of Rand 140 million (US$20.0 million) and Rand 110 million (US$15.0 million) in call options on 290,000 ounces of gold, being equal to 16% of the gold produced at Doornkop during the first 10 years of operation. Randfontein and Africa Vanguard also entered into a joint venture agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The profits will be shared 84% to Randfontein and 16% to Africa Vanguard. The agreements were subject to the fulfillment of certain conditions precedent, the last of which was fulfilled on August 12, 2003. The agreements were implemented and the purchase price paid on August 15, 2003. For US GAAP purposes, Harmony does not account for this transaction as a sale, but consolidates the results of Africa Vanguard and the Doornkop Joint Venture, as both these entities have been determined to be variable interest entities with Harmony as the primary beneficiary of both variable interest entities.
     Mining at the South Reef at Doornkop was temporarily suspended during the fourth calendar quarter of 2003 to allow for the upgrade of the ventilation with respect to increasing both hoisting capacity and ventilation intake. This caused the overall recovery on Doornkop to drop. This situation continued until mining commenced in January 2004.
     The safety record at the Randfontein operations during fiscal 2006 in terms of lost time frequency rate of 14.59 per million hours worked compared favorably with the group average of 19.41. The fatality frequency rate (0.31) was the same as the group average of 0.31 for underground operations. Lost time frequency rate at the plants in operation was 0, which was lower than the group average of 3.5.
     Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Chief Operating Officer is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees — Directors and Senior Management — Board Practices.”
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
     The following table sets forth processing capacity and average tons milled during fiscal 2006 for the Cooke and Doornkop plants:

		Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
Cooke	280,000	208,000
Doornkop	220,000	181,000
     In fiscal 2006, the Cooke plant recovery has been approximately 95.4%, while Doornkop plant recovered approximately 95.8% of the gold contained in the ore delivered for processing. During fiscal 2006, the Doornkop plant was upgraded and all underground tons were moved from Cooke plant to Doornkop plant, Cooke plant was mothballed in January 2006.
Free State Operations
     Introduction. Harmony’s Free State operations are comprised of the original Harmony mines, the Unisel mine, Saaiplaas shaft 3, the Masimong shaft complex (comprised of Masimong shafts 4 and 5), Brand shafts 2, 3 and 5, and the Vermeulenskraal North mineral rights area. Mining is conducted at Harmony’s Free State operations at depths ranging from 500 meters to 2,500 meters. In fiscal 2006, Harmony’s Free State operations accounted for approximately 18% (15% in fiscal 2005) of Harmony’s total gold sales.
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
     In fiscal 2002, Harmony began implementing the Masimong Expansion Project, which includes developing the Basal and B-Reef orebodies in the Masimong shaft area and equipping the shaft. The estimated final cost is R191 million (US$27.0 million calculated at the closing rate at balance sheet date), with R140 million (US$20.0 million calculated at the closing rate at balance sheet date) spent as of June 30, 2006. The Project is expected to, at full production in 2010, achieve rates of 261,000 ounces per annum. During the year, the Project was incorporated into the shaft operations.
     During fiscal 2005, Masimong was affected by three underground fires (one of which stopped production for seven days in the last quarter), machinery break-downs, a go-slow strike in January 2005 and a regional strike in March 2005. CONOPS was implemented in the third quarter of fiscal 2006.
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
     The safety record at the Free State operations during fiscal 2006 in terms of lost time frequency rate of 16.83 per million hours worked was lower than the group average of 19.41. The fatality frequency rate (0.17) compares favorably with the group average of 0.31 for underground operations. Lost time frequency rate at the plants in operation was 8.89, which compared unfavorably with the group average of 3.5. Merriespruit 3 achieved its 2,000,000 fatality free shifts on March 3, 2006.
     Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Chief Operating Officer leads initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees — Directors and Senior Management — Board Practices.”
     Plants. There are two metallurgical plants at the Free State operations, namely Central and Saaiplaas plants. A third plant, Virginia plant, was closed in fiscal 2005 and clean up operations implemented. The Central plant was commissioned in 1986 and employs CIP/CIL hybrid technology. It is currently dedicated to the treatment of underground ore. The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. It currently processes surface sources and reclaimed slime.
     The following table sets forth processing capacity and average tons milled during fiscal 2006 for each of the plants:

		Average Milled
		for the Fiscal Year
	Processing	Ended
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
Central	220,000	152,833
Saaiplaas	220,000	96,167
     In fiscal 2006, Harmony’s plants at its Free State operations recovered approximately 95.4% of the gold contained in the ore delivered for processing to Central plant and approximately 88.01% at the Saaiplaas plant. Harmony’s refinery is also located at its Free State operations.

Evander Operations
     Introduction. Harmony’s Evander operations are located in the province of Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines and 36,898 hectares of mineral rights adjacent to these mines. Mining at Harmony’s Evander operations is conducted at depths ranging from 300 meters to 2,100 meters. In fiscal 2006, Harmony’s Evander operations accounted for approximately 12% (13% in fiscal 2005) of Harmony’s total gold sales.
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
     Mining Operations. The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. During the quarter ended March 31, 2004, an agreement was reached with the unions for the implementation of CONOPS at Evander. It has been fully implemented at all shafts at Evander. The implementation resulted in an increase in tons milled and consequently gold production rose. For a description of CONOPS, see Item 6. “Directors, Senior Management and Employees — Unionized Labor”.
     During fiscal 2005, the Evander 2 and 5 shafts were combined and downscaled, while the Evander 9 shaft was closed successfully and placed on care and maintenance. The Evander 9 shaft employees were transferred to other Evander operations. The Evander 7 shaft (Decline No. 3, phase 3) project is progressing well.
     The safety record at the Evander operations in terms of lost time frequency rate of 16.83 per million hours worked during fiscal 2006 is lower than the group average of 19.41. The fatality frequency rate (0.17) during fiscal 2006 is lower than the group average of 0.31 for underground operations. The lost time frequency rate at the plants and surface operations of 3.8 is slightly higher than the group average.
     Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Underground falls of ground have historically been the biggest cause of fatal injuries at Evander. Roofbolting has been implemented at Evander in an effort to address this risk. The Chief Operating Officer, is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees — Directors and Senior Management — Board Practices.”
     Plants. Evander has one active processing plant, the Kinross-Winkelhaak plant, which is operated as two geographically distinct sections. The bulk of the mine’s ore production is treated at the Kinross plant, which is a CIP/CIL hybrid plant. The Winkelhaak plant mills all of the ore from shafts 2 and 5, and pumps the slurry to the Kinross plant for further processing.
     The following table sets forth processing capacity and average tons milled during fiscal 2006 for each of the operating plants:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
Kinross-Winkelhaak	148,000	134,000

     In fiscal 2006, the plant at Evander operations recovered approximately 97.3% of the gold contained in the ore delivered for processing.
Kalgold Operations
     Introduction. Harmony conducts a surface mining operation at the Kalgold gold mine near Mafikeng in the North West Province of South Africa. Through Kalgold, we also control extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa. We purchased Kalgold on July 1, 1999. In fiscal 2006, the Kalgold operations accounted for approximately 3% (4% in fiscal 2005) of Harmony’s total gold sales.
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
     The Kalgold operations had a lost time injury frequency rate of 11.19 per million hours worked in fiscal 2006, and recorded no fatal accidents in fiscal 2006. There is no reliable industry benchmark for safety at South African surface mining operations. During fiscal 2004, refurbishment activities at Kalgold’s CIL plant resulted in some safety related incidents, which contributed to the increased lost time injury frequency rate. Harmony has, however, addressed these issues and does not expect them to have a material impact on long-term production. Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. Kalgold achieved 1,000,000 fatal free shifts on August 10, 2005 and no employee has lost his life on the mine since the commissioning of this mine.
     The Chief Operating Officer is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees — Directors and Senior Management — Board Practices.”
     Plants. Ore is trucked from the pit and is directly tipped into the feed bin to the Pre-Primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to between 70-80% less than 75 micron for the leaching process.

     The following table sets forth processing capacity and average tons milled during fiscal 2006 for each of the plants:

		Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
CIL	130,000	151,745
Heap Leach	—	6,825 *

*	Active use of heap leaching was discontinued in July 2001; however, the Heap Leach is treated through the current circuit on a monthly basis.
     In fiscal 2006, Harmony’s plants at its Kalgold operations recovered approximately 82% of the gold contained in the ore delivered for processing.
Free Gold Operations
     Introduction. On November 21, 2001, Harmony and ARMgold reached an agreement in principle with AngloGold to purchase the Free Gold assets, subject to specified conditions. Pursuant to the subsequently executed definitive agreements, the Free Gold assets were purchased by the Armgold/Harmony Freegold Joint Venture (Pty) Limited (“Free Gold”) (in which Harmony and ARMgold each had a 50% interest) for Rand 2.2 billion ($206.8 million at an exchange rate of R10.64 per $1.00), plus an amount equal to any liability for taxes payable by AngloGold in connection with the sale. Free Gold assumed management control of the Free Gold assets from January 1, 2002, and completed the acquisition on April 23, 2002. Rand 1.8 billion ($169.2 million at an exchange rate of R10.64 per $1.00) of the purchase price, plus accrued interest, was paid by Free Gold in April 2002 following the fulfillment of all conditions precedent and Rand 400 million ($37.5 million at an exchange rate of R10.64 per $1.00) was repaid by Free Gold under an interest-free loan due January 1, 2005. The additional amount relating to taxes was paid by Free Gold when the tax liability became payable by AngloGold. The amount of Rand 682 million ($90.8 million at an exchange rate of R7.51 per $1.00) was paid in June 2003. Free Gold expects that approximately 80% of this amount will provide Free Gold with a capital expense deduction against its taxable income from Free Gold assets. For purposes of US GAAP, Harmony accounted for its equity interest in Free Gold with effect from May 1, 2002 and the purchase price of the Free Gold assets was determined to be Rand 2.264 billion ($239.4 million). The outstanding balance of the loan from AngloGold of R400 million ($38 million) was fully repaid on December 30, 2004.
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
     Free Gold assets consist of the Joel, Tshepong, Matjhabeng, Bambanani and St. Helena mines, associated infrastructure and other mineral rights in the Free State Province of South Africa. Production from the underground mines and adjacent surface sources is processed through three processing facilities (the Free State 1, or FS1, Plant, Joel Plant and the St. Helena Plant). In fiscal 2006, the Free Gold operations accounted for approximately 26% (27% in fiscal 2005) of Harmony’s total gold sales.
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
     Mining Operations. Free Gold is engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Free Gold regularly revisits its mining strategy and management procedures at the Free Gold operations in connection with its effort to minimize risks. Mining depths range from shallow-intermediate at the Joel mine to deep at the Bambanani mine. The primary mining challenges at the Free Gold operations are seismic risks, ventilation and fire avoidance. Both the Bambanani mine and the Matjhabeng mine (consisting of Kudu/ Sable, Eland and Nyala shafts) are classified as seismically active operations with seismic monitoring systems installed to do active seismic risk evaluation, generally located in the vicinity of remnant operations and/or geological structures. Seismic systems are managed by external specialists. Current ventilation and refrigeration systems were evaluated and improved at take-over which Harmony believes will improve productivity and safety. Plans to this effect are being implemented by Free Gold. Refrigeration plants are installed at the Bambanani and Tshepong Mines. Following underground fires during the second half of 1999 at the Bambanani mine, mine management reviewed and modified working practices and the efficiency of the overall fire management system.
     Mining is conducted at depths ranging from 1,200 and 3,000 meters at Bambanani, at an average depth of approximately 1,925 meters at Tshepong, at an average depth of approximately 1,700 meters at Matjhabeng, at an average depth of approximately 1,000 meters at Joel and at an average depth of 1,489 meters at St. Helena. Production at Matjhabeng, which is a mature mine nearing closure, is currently focused on the extraction of remnant pillars and shaft pillars, specifically at the Eland shaft. Due to the increased operating costs in dollar terms, in fiscal 2005 the loss making shafts Nyala and Eland were placed on care and maintenance, while production at St. Helena was scaled down and Kudu/Sable was closed down.
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
     The Tshepong Decline project, which started in April 2003, is proceeding on schedule. This project will add two additional operating levels below the present level of the Tshepong North Shaft. At fiscal 2006 year end, R192.9 million (US$27.0 million calculated at the closing rate at balance sheet date) has been expended. A further R87.4 million (US$12.0 million calculated at the closing rate at balance sheet date) has been budgeted to complete the project. Free Gold estimates that the project will be completed by February 2008 and will add 135,000 ounces of gold per year to current production. CONOPS was introduced at Tshepong during the quarter ended December 31, 2003. During a significant period of fiscal 2005, CONOPS was stopped. For a description of CONOPS and the reason for CONOPS not being implemented, see Item 6. “Employees-Unionized Labor.”

     The Phakisa Shaft Project is also proceeding on schedule. Phakisa shaft, a surface shaft, was sunk to access the ore reserve to a depth of 2,241 meters below surface. It is estimated that the area will yield 18.4 million tons, recovering 136 tons of gold over a project life of 19 years. Project completion requires sinking of a decline shaft, equipping and commissioning of the shaft with access development and stoping to maximum production build-up at a capital cost of R750 million (US$104.6 million calculated at the closing rate at balance sheet date). To date, R379 million (US$52.9 million calculated at the closing rate at balance sheet date) has already been expensed. The project is expected to, at full production in 2010, achieve rates of 250,000 ounces per annum.
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
     During fiscal 2006, the lost time frequency rate at the Free Gold operations of 20.53 per million hours worked compared unfavorably with the group average of 19.41 while the fatality frequency rate of 0.32 nearly equalled the group average of 0.31. The lost time frequency rate at the plants and surface operations was 2.26, which is lower than the group average of 3.5 for these types of operations. Tshepong sharft reached the safety milestone of 500,000 fatality free shifts in October 2005.
     Safety standards receive constant and high-level attention at Free Gold. Where problems are identified, Free Gold takes steps to address the situation. The Chief Operating Officer is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees — Directors and Senior Management — Board Practices.”
     Plants. Freegold operates one plant: the Free State One (FS1) Plant. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by semi-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion. The FS2 Plant was largely dedicated to the treatment of surface sources but due to the past low gold price in rand terms the plant became uneconomical and since the Free State plants have extra capacity, it was decided to stop treatment at the plant and to start a total clean up operation in fiscal 2005. It was commissioned in the early 1950’s and employs conventional crushing and filtration technology. The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and implement clean up operations. St. Helena operates a conventional zinc precipitation filter plant supported by two mills. Treatment at St. Helena plant was stopped in the latter part of the year and the plant was placed on care and maintenance.
     The following table sets forth processing capacity and average tons milled during the fiscal year ended June 30, 2006 for the FS1 plant:

Average Milled for
	Processing	the Fiscal Year
Plant	Capacity	Ended June 30, 2006
	(tons/month)	(tons/month)
FS 1	420,000	380,333
     Harmony estimates that in the periods covered by the above chart, FS1 recovery has been approximately 96% for reef ore and 83% for waste rock during fiscal 2006. Overall recovery is a function of the mix of feed ore, as surface sources tend to have a lower recovery than underground reef.

ARMgold Operations
     Introduction. On September 22, 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on May 2, 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share ($0.64) prior to the consummation of the merger. Harmony issued 63,670,000 ordinary shares to ARMgold’s shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony. For US GAAP purposes, the merger is accounted for as a purchase by Harmony of ARMgold for a purchase consideration of $697 million. The results of ARMgold were included from October 1, 2003. In fiscal 2006, the ARMgold operations accounted for approximately 5% (5% in fiscal 2005) of Harmony’s total gold sales.
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
     A decision was made during the quarter ended March 31, 2004 to downscale and to eventually close Welkom 1. Where possible, workers were re-trained and redeployed at other operations. Orkney 6 was also earmarked for closure during the quarter ended March 31, 2004. During fiscal 2005, Welkom 1 and Orkney 6 were placed on care and maintenance. Harmony approved the re-opening of the Orkney 7 shaft during fiscal 2006 and production is expected to commence during the first quarter of fiscal 2007.
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
     During fiscal 2006, the safety record at ARMgold mines in terms of lost time frequency rate of 42.66 million hours worked compared unfavorably with the group average of 19.41, as did the fatality frequency rate of 0.77 which was substantially higher than the group average of 0.31. Significant work is being done to address this. Where problems are identified, steps are being taken to address the situation. Since the merger, the Chief Operating Officer for the South African operations has also been working together with management at ARMgold to improve the workplace. See Item 6. “Directors and Senior Management — Board Practices.”

     Plants. ARMgold does not own any plants. Ore from the Orkney operations is treated at Vaal River Operations’ (“VRO”) No. 1 Gold Plant (of Anglo Gold Ashanti). Various agreements between Harmony and VRO govern the supply and quality of the ore and gold apportionment.
Avgold operations — Target
     Introduction. Avgold’s operations consist of the Target mine, Target North and Extensions and Oribi Exploration Property situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located at approximately latitude 28(LOGO)00’S and longitude 26(LOGO)30’E on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.
     On July 15, 2003 Harmony acquired 11.5% in Avgold from Anglo South Africa Capital (Pty) Ltd. On November 13, 2003 Harmony announced that it had reached an agreement regarding the acquisition of ARM’s 42% share in Avgold. In terms of JSE Securities Exchange South Africa regulations, the offer was extended to the remaining Avgold shareholders by way of a scheme of arrangements. Following a scheme meeting held on May 3, 2004, the High Court of South Africa approved the scheme on May 11, 2004. This resulted in Harmony acquiring the minority shareholding and Avgold becoming a wholly-owned subsidiary. In fiscal 2006, Avgold’s operations accounted for approximately 6% (7% in fiscal 2005) of Harmony’s total gold sales.
     History. The Target Operations area was initially explored through surface drilling in the late 1980s with further exploration being undertaken from a 5.6 kilometers long decline, commenced in 1995, driven from 203L at Lorraine No. 1 shaft. A positive feasibility study into the development of a 105 ktpm operation was produced in May 1998 resulting in the decision to develop the Target mine. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Lorraine mine in August 1998, the Lorraine No. 1 and No. 2 shafts were transferred to the Target mine, becoming Target No. 1 and No. 2 shafts, respectively.
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
     The safety record at the Avgold operations during fiscal 2006 in terms of lost time frequency rate of 13.25 per million hours worked compared favorably with the group average of 19.41, while the fatality frequency rate compared favorably with the group average of 0.31 for underground operations.
     Target was awarded the “Safety Achievement Flag for 2004” by the Mine Health and Safety Council.
     Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Chief Operating Officer, is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations. See Item 6. “Directors, Senior Management and Employees — Directors and Senior Management — Board Practices.” Plants. Target Plant was commissioned towards the end of 2001 and currently treats only underground ore. The process route comprise primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydrocyclones, thickening, cyanide leaching, CIP adsorption, elution, electrowinning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electrowinning. Gold bullion is dispatched to the Rand refinery.
     The following table sets forth processing capacity and average tons milled during the year ended June 30, 2006:

Average Milled For the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
Target Plant	105,000	67,750
     In fiscal 2006, the Target Plant recovered approximately 95.6% of the gold contained in the ore delivered for processing.
South African Operations — Production Analysis
     We manage our operations on a shaft-by-shaft basis. During fiscal 2006, we categorized the South African operations as follows: Quality assets, Leveraged assets and Growth assets. Surface operations are managed separately.
     Quality assets are typically those shafts with a larger reserve base and longer life, which form the core of our production. The Quality assets are Target, Tshepong, Masimong complex, and Evander 2, which was downscaled and combined with Evander 5 during fiscal 2005, Evander 7, Evander 8 and Cooke 1, 2 and 3 shafts.
     Leveraged assets are those shafts that supplement production and provide the upside in the event of a positive swing in the rand gold price. The leveraged operations consist of shafts that are either in the process of being restructured, downscaled in line with available ore reserves or mothballed. These include the currently operating Bambanani, Joel, West Shaft, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4 shafts, as well as St. Helena which was scaled down significantly and Brand 5, Welkom 1, Kudu/Sable, Nyala and Eland that were placed on care and maintenance or closed down during fiscal 2005. The following shafts that were closed during fiscal 2004 were also Leveraged assets: Evander 9, Deelkraal, Orkney 1,3,6,7, Saaiplaas 3, Welkom1, 4, 6 and 7, as was Harmony 4 and

Virginia, which was closed during fiscal 2003.
     Growth assets comprise the expansion projects established through existing infrastructure, as well as the three new mines being built in South Africa. These operations include the Elandsrand and Doornkop mines and the Phakisa project. The Growth assets represent the future of our South African operations and, once completed, will result in a substantial improvement in the quality of our production profile.
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
Quality assets
     The charts set out on the pages that follow detail the operating and production results from underground operations for all identified Quality assets for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
	2006	2005(1)	2004(1)
Production
Tons (‘000)	6,814	7,464	7,756
Recovered grade (ounces/ton).	0.167	0.185	0.173
Gold sold (ounces)	1,141,166	1,378,167	1,343,713

Results of operations($)
Product sales (‘000)	606,435	588,360	523,305
Cash cost (‘000)	437,193	436,018	381,384
Cash profit (‘000)	169,242	152,342	141,921
Cash costs
Per ounce of gold($)	383	316	284
Capex (‘000)($)	89,587	81,615	73,790

(1)	- During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5 “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates” for further information on the effects of this change on Harmony.
     Tons milled from Quality assets decreased to 6,814,000 in fiscal 2006, compared with 7,464,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through, the wage strike in the first quarter and the Cosatu strike in the fourth quarter (See Item 6. “Directors, Senior Management and Employees — Unionized Labor"), the influence of the CONOPS agreement that were only concluded in October 2005 in the Free Gold operations and lower underground volumes. Recovered grade decreased from 0.185 in fiscal 2005 to 0.167 in fiscal 2006. The decrease in ounces sold from 1,378,167 in fiscal 2005 to 1,141,166 is attributable primarily to the decrease in the tons produced and the recovered grade.
     Gold sales increased to $606,435,000 in fiscal 2006, compared with $588,360,000 in fiscal 2005. Cash costs for the Quality assets were $383 per ounce of gold in fiscal 2006, compared with $316 per ounce of gold in fiscal 2005. This increase was mainly as a result of the reduced volumes.

     Tons milled from Quality assets increased to 7,464,000 in fiscal 2005, compared with 7,756,000 in fiscal 2004. The recovered grade increased from 0.173 in fiscal 2004 to 0.185 in fiscal 2005. The increase in ounces sold from 1,343,713 in fiscal 2004 to 1,378,167 in fiscal 2005 is attributable primarily to the increase in the recovered grade.
     Gold sales increased from $523,305,000 in fiscal 2004 to $588,360,000 in fiscal 2005. Cash costs for the Quality assets were $316 per ounce of gold in fiscal 2005, compared with $284 per ounce of gold in fiscal 2004.
     Refer to the charts set out on the following pages for detail on the operating and production results of individual Quality assets for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
Target	2006	2005(1)	2004*(1)
Production
Tons (‘000)	813	1,178	228
Recovered grade (ounces/ton)	0.185	0.178	0.234
Gold sold (ounces)	150,196	209,847	53,434

Results of operations($)
Product sales (‘000)	81,178	89,233	19,772
Cash cost (‘000)	51,904	54,391	11,514
Cash profit (‘000)	29,274	34,842	8,258
Cash costs
Per ounce of gold($)	346	259	215
Capex (‘000)($)	9,644	10,818	1,175

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5 “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” For further information on the effects of this change on Harmony.

*	The fiscal 2004 operating and production results for Target comprise of the two months ended June 30, 2004.
     Tons milled from the Target shaft decreased to 813,000 in fiscal 2006, compared with 1,178,000 in fiscal 2005. The decrease in tons milled was primarily due to flexibility issues and machine availability (and hence low development rates). We also took a strategic decision during the year to undertake vehicle maintenance in-house, replacing our external contractor agreement in December 2005 with our own labour. This changeover period had a major impact on the production levels. Ounces sold were 150,196 in fiscal 2006, compared with 209,847 in fiscal 2005. The decrease in ounces sold, was negatively influenced by the lack of volumes. The recovery grade increased from 0.178 in fiscal 2005 to 0.185 in fiscal 2006.
     Cash costs for Target were $51,904,000 in fiscal 2006, compared with $54,391,000 in fiscal 2005. This decrease was primarily attributed to lower production levels, a reduction in plant treatment costs and the termination of the external contractor vehicle maintenance contract. Cash costs per ounce were $346 in fiscal 2006, compared with $259 in fiscal 2005. This increase was attributable primarily to the lower production volumes. In addition there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5 “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2006, due primarily to lower production volumes, increases in costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from the Target shaft increased to 1,178,000 in fiscal 2005, compared with 228,000 in fiscal year 2004. The increase in tons milled was primarily due to the comparative period being only two months in fiscal 2004. Ounces sold were 209,847 in fiscal 2005, compared with 53,434 in fiscal 2004. The increase in ounces sold, though influenced negatively by the decrease in the grade, was primarily attributable to the comparative period being for two months only. The recovery grade decreased from 0.234 in fiscal 2004 to 0.178 in fiscal 2005. During fiscal 2005 the grade was diluted due to excessive caving of waste rock into the massive stopes and it was impacted by a lack of access to some of the higher-grade stopes due to backfill constraints.
     Cash costs for Target were $54,391,000 in fiscal 2005, compared with $11,514,000 in fiscal 2004. This increase was primarily attributed to the comparative period being only two months in fiscal 2004. Cash costs per ounce were $259 in fiscal 2005, compared with $215 in fiscal 2004. This increase was attributable primarily to the significant reduction in the recovered grade.
     The Target shaft’s hoisting capacity is 110,000 tons per month. The average tons milled in fiscal 2006 was 67,750 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 21.3 million tons (4.2 million ounces) will be sufficient for the Target shaft to maintain production until approximately 2024. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital expenditure. Harmony incurred approximately R61.4 million ($9.6 million) in capital expenditure at the Target shaft in fiscal 2006, principally for underground development and the replacement of the underground fleet. Harmony has budgeted R125.1 million ($17.5 million at the closing rate at balance sheet date) for capital expenditure at Target in fiscal 2007, primarily for underground development, as well as the replacement of the underground vehicles. A further R2.8 million ($0.4 million at the closing rate at balance sheet date) has been budgeted for diamond drilling.

	Fiscal Year Ended June 30,
Tshepong	2006	2005(1)	2004(1)
Production
Tons(‘000)	1,786	1,700	1,814
Recovered grade (ounces/ton)	0.188	0.224	0.215
Gold sold (ounces)	335,289	380,695	390,747
Results of operations($)
Product sales (‘000)	179,626	162,958	158,161
Cash cost (‘000)	111,462	101,091	90,186
Cash profit (‘000)	68,164	61,867	67,975
Cash costs
Per ounce of gold($)	332	266	231
Capex (‘000)($)	23,529	23,346	21,866

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectivlely, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” For further information on the effects of this change on Harmony.
     Tons milled from the Tshepong shaft increased to 1,786,000 in fiscal 2006, compared with 1,700,000 in fiscal 2005. This increase was attributable primarily due to the re-implementation of CONOPS with effect mid November 2005. Ounces sold were 335,289 in fiscal 2006, compared with 380,695 in fiscal 2005. This decrease was attributable to the decrease in recovery grade to 0.188 in fiscal 2006, compared with 0.224 in fiscal 2005. The decrease in recovery grade was primarily due to decreases in the shaft call and plant call factors.
     Cash costs for the Tshepong shaft were $111,462,000 in fiscal 2006, compared with $101,091,000 in fiscal 2005. This increase was primarily attributed to the re-implementation of CONOPS during the year. The effect of CONOPS increases costs in the short term as additional people are utilized without being fully operational, but to increase profitability in the longer term as higher volumes have a positive impact on the bottom line. Cash costs per ounce were $332 in fiscal 2006, compared with $266 in fiscal 2005. This increase in unit cost was attributable primarily due to decrease in the number of ounces of gold produced. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5 “Operating and Financial Review and Prospects - Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 28% in fiscal 2006, primarily due to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from the Tshepong shaft were 1,700,000 in fiscal 2005, compared with 1,814,000 in fiscal 2004. This decrease was attributable primarily due to the stopping of CONOPS, as from January 2005 and the regional strike in March and April 2005. Ounces sold were 380,695 in fiscal 2005, compared with 390,747 in fiscal 2004. Even though the recovered grade increased to 0.224 in fiscal 2005, compared with 0.215 in fiscal 2004, ounces sold decreased due to the decrease in tons milled.
     Cash costs for the Tshepong shaft were $101,091,000 in fiscal 2005, compared with $90,186,000 in fiscal 2004. This increase was primarily attributed to the appreciation of the Rand against the US dollar. Cash costs per ounce were $266 in fiscal 2005, compared with $231 in fiscal 2004. This increase was attributable primarily due to the major restructuring and stopping of continuous operations in March 2005 as well as the appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 51,488 ounces in the first quarter of fiscal 2004.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 26.4 million tons (5.3 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2019. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R149.7 million ($23.5 million) in capital expenditures at the Tshepong shaft in the fiscal year ended June 30, 2006, primarily for the decline project and ongoing development. Harmony has budgeted R195 million ($27.2 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development and the sub 66 level decline. A further R1 million ($0.1 million at the closing rate at balance sheet date) was budgeted for B-reef exploration drilling.

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2006	2005(1)	2004(1)
Production
Tons (‘000)	1,020	1,046	1,378
Recovered grade (ounces/ton)	0.133	0.153	0.170
Gold sold (ounces)	136,153	159,981	234,307
Results of operations($)
Product sales (‘000)	72,854	68,342	90,164

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2006	2005(1)	2004(1)
Cash cost (‘000)	66,563	65,388	69,774
Cash profit (‘000)	6,291	2,954	20,390
Cash costs
Per ounce of gold($)	489	409	298
Capex (‘000)($)	14,520	10,630	10,615

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Masimong shaft complex were 1,020,000 in fiscal 2006, compared with 1,046,000 in fiscal 2005, and ounces sold were 136,153 in fiscal 2006, compared with 159,981 in fiscal 2005. Year on year production was slightly lower, with the decrease in ounces primarily due to the decrease in the recovered grade, and the days lost to the industry (through, the wage strike in the first quarter and the Cosatu strike in the fourth quarter). Production was stopped at 4 shaft in April 2005. The resultant decrease in production from this shaft was offset by an increase in production at the Massimong 5 shaft. Development was started in May 2006 at the Massimong 4 shaft to utilize this shaft for ventilation purposes. CONOPS were implemented towards the end of the fiscal 2006. Recovered grade was 0.133 in fiscal 2006, compared with 0.153 in fiscal 2005, mainly as a result of a lower shaft call factor from poor fragmentation and excessive water usage underground. Initiatives have been put in place to remedy these problems, and we expect to see improvement from July 2006.
     Cash costs were $66,563,000 in fiscal 2006 compared with $65,388,000 in fiscal 2005 with cash costs per ounce at $489 in fiscal 2006 compared with $409 in fiscal 2005. This increase in cash costs per ounce was attributable primarily to the decrease in the recovered grade and higher labor costs as we employed approximately 600 people for the implementation of CONOPS. The effect of CONOPS increases costs in the short term as additional people are utilized without being fully operational, but to increase profitability in the longer term as higher volumes have a positive impact on the bottom line. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 23% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs were $65,388,000 in fiscal 2005 compared with $69,774,000 in fiscal 2004 with cash costs per ounce at $409 in fiscal 2005 compared with $298 in fiscal 2004. This increase in cash costs per ounce was attributable primarily to higher labor costs while the restructuring at Masimong 4 was delayed, a lower grade mined and the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased by 23% in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The total shaft hoisting capacity is 134,000 tons per month. The average tons milled in fiscal 2006 were 85,000 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 14.1 million tons (2 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2016. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R92.4 million ($14.5 million) in capital expenditures at Masimong in fiscal 2006, principally for the expansion project, which involves the mining of the Basal and B reefs. Harmony has budgeted R119.0 million ($16.6 million at the closing rate on balance sheet date) for capital expenditures at Masimong in fiscal 2007, primarily for growth development of the Masimong shaft complex.

	Fiscal Year Ended June 30,
Evander 2	2006*	2005(1)	2004(1)
Production
Tons (‘000)	—	357	491
Recovered grade (ounces/ton)	—	0.137	0.176
Gold sold (ounces)	—	48,764	86,172
Results of operations($)
Product sales (‘000)	—	20,695	33,216
Cash cost (‘000)	—	27,404	29,018
Cash profit (‘000)	—	(6,709)	4,198
Cash costs
Per ounce of gold($)	—	562	337
Capex (‘000)($)	—	15	619

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

*	Due to the recent economic climate, mining operations at Evander 2 shaft were combined with those at Evander 5 shaft and downscaled during fiscal 2005.
     No tons were produced from the Evander 2 shaft in fiscal 2006, compared with 357,000 in fiscal 2005. This decrease in tons milled was due to the decision to downscale the operations and combine it with the Evander 5 shaft during fiscal 2005.
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
     The increase in cash costs from $337 per ounce in fiscal 2004 to $562 per ounce in fiscal 2005 was attributable primarily to lower production outputs and the lower recovered grades as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 50% in fiscal 2005, due primarily to the lower grade in volumes produced, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The total shaft hoisting capacity for the No. 2 shaft is 51,000 tons per month. In fiscal 2006 the hoisting capacity of this shaft has been combined with that of No. 5 shaft.
     Due to the recent economic climate, mining operations at shaft 2 and 5 were combined and downscaled during fiscal

2005. Harmony currently expects that production at shafts 2 and 5 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred no capital expenditures at Evander 2 in fiscal 2006. No provision was made for capital expenditures at Evander 2 in fiscal 2007.

	Fiscal Year Ended June 30,
Evander 5	2006	2005(1)	2004(1)
Production
Tons (‘000)	450	245	223
Recovered grade (ounces/ton)	0.139	0.192	0.216
Gold sold (ounces)	62,388	47,093	48,103
Results of operations($)
Product sales (‘000)	32,183	20,078	18,559
Cash cost (‘000)	33,068	15,912	14,192
Cash (loss)/profit (‘000)	(885)	4,166	4,367
Cash costs
Per ounce of gold($)	530	338	295
Capex (‘000)($)	6,453	7,006	5,811

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Evander 5 shaft were 450,000 in fiscal 2006, compared with 245,000 in fiscal 2005, and ounces sold were 62,388 in fiscal 2006, compared with 47,093 in fiscal 2005. The increase in tons milled was due to the successful combination and restructuring of the Evander number 2 and 5 shafts. The increase in ounces was due to the significantly higher production. Recovered grade was 0.139 in fiscal 2006, compared with 0.192 in fiscal 2005. The lower recovered grade was primarily due to the expected depletion of the high grade No.5 Shaft pillar during the year.
     The increase in cash costs from $338 per ounce in fiscal 2005 to $530 per ounce in fiscal 2006 was attributable primarily to the additional labor incurred by No. 5 shaft due to the downscaling and restructuring of the No.2 shaft operation. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 61% in fiscal 2006, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from the Evander 5 shaft were 245,000 in fiscal 2005, compared with 223,000 in fiscal 2004, and ounces sold were 47,093 in fiscal 2005, compared with 48,103 in fiscal 2004. The increase in tons milled was due to the successful implementation of CONOPS and the combined operations of the No.2 and 5 shafts. The decrease in ounces was due to a significantly lower recovered grade. Recovered grade was 0.192 in fiscal 2005, compared with 0.216 in fiscal 2004.
     The increase in cash costs from $295 per ounce in fiscal 2004 to $338 per ounce in fiscal 2005 was attributable primarily to the lower grade being recovered, resulting in lower ounces produced and the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 3% in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The total shaft hoisting capacity for the No. 5 shaft is 40,000 tons per month. The average tons milled in fiscal 2006 was 37,500 tons per.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 2.9 million tons (0.7 million ounces) will be sufficient for the Evander 5 shaft to maintain production until approximately fiscal 2014. Due to the recent economic climate, mining operations at the No. 2 and 5 shafts were combined and downscaled during fiscal 2005. Harmony currently expects that production at shafts 2 and 5 will end between 2009 and 2010. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.” Capital Expenditure. Harmony incurred approximately R41.1 million ($6.5 million) in capital expenditures at the Evander 5 shaft in fiscal 2006, principally for exploration to deepen the No.2 shaft area. Harmony has budgeted R60.9 million ($8.5 million at the closing rate at the balance sheet date) for capital expenditures at the Evander 5 shaft in fiscal 2007, primarily for ongoing development and the No. 2 deepening decline project.

	Fiscal Year Ended June 30,
Evander 7	2006	2005(1)	2004(1)
Production
Tons (‘000)	435	541	577
Recovered grade (ounces/ton)	0.191	0.240	0.160
Gold sold (ounces)	83,202	130,009	92,505
Results of operations($)
Product sales (‘000)	42,365	55,502	35,566
Cash cost (‘000)	32,648	32,795	29,297
Cash profit (‘000)	9,717	22,707	6,269
Cash costs
Per ounce of gold($)	392	252	317
Capex (‘000)($)	10,021	7,948	8,705

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Evander 7 shaft were 435,000 in fiscal 2006, compared with 541,000 in fiscal 2005, and ounces sold were 83,202 in fiscal 2006, compared with 130,009 in fiscal 2005. The decrease in tons milled was primarily due to significantly lower production in the No.3 decline due to a major sill intrusion in December 2005 that ‘eliminated’ two entire raise lines. The decrease in ounces sold is attributable primarily to lower production levels and the decrease in recovery grade, which decreased to 0.191 in fiscal 2006, compared with 0.240 in fiscal 2005. The grade decreases was primarily attributable to the depletion of a very high grade pay shoot area during the year.

     The increase in cash costs from $252 per ounce in fiscal 2005 to $392 per ounce in fiscal 2006 was attributable primarily to the decrease in the recovered grade, and hence fewer ounces produced. Cash cost remained fairly constant at $32,648,000 in fiscal 2006 versus $32,795,000 in fiscal 2005. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 60% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     The decrease in cash costs from $317 per ounce in fiscal 2004 to $252 per ounce in fiscal 2005 was attributable primarily to the increase in the recovered grade. Improvements in production efficiencies such as face advances, especially in the main payshoot area, also contributed towards higher gold recovery and thus lower cash cost per ounce.
     The total shaft hoisting capacity for the No. 7 shaft is 53,000 tons per month. The average monthly tons milled in fiscal 2006 was 36,250.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 5.5 million tons (1.1 million ounces) will be sufficient for Evander 7 shaft to maintain production until approximately fiscal 2017. Harmony currently expects that production at shaft 7 will end between 2016 and 2017. Although production increases are planned at other production shafts and total production is expected to remain generally constant in the foreseeable future, some uncertainty about longer-term production exists because infrastructure for the subsequent years has not been planned to the same degree of detail as in the years 2001 through 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R63.8 million ($10 million) in capital expenditures at Evander 7 in fiscal 2006, principally for underground declines at shaft 7. Harmony has budgeted Rand 81.6 million ($11.4 million at the closing rate at the balance sheet date) for capital expenditures at Evander 7 in fiscal 2007, primarily for ongoing development and phase 3 of the No. 3 decline.

	Fiscal Year Ended June 30,
Evander 8	2006	2005(1)	2004(1)
Production
Tons (‘000)	815	734	692
Recovered grade (ounces/ton)	0.158	0.207	0.158
Gold sold (ounces)	128,849	151,936	109,513
Results of operations($)
Product sales (‘000)	67,325	64,912	41,945
Cash cost (‘000)	44,863	41,500	35,280
Cash profit (‘000)	22,462	23,412	6,665
Cash costs
Per ounce of gold($)	348	273	322
Capex (‘000)($)	9,726	8,216	9,519

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Tons milled from the Evander 8 shaft were 815,000 in fiscal 2006, compared with 734,000 in fiscal 2005, and ounces sold were 128,849 in fiscal 2006, compared with 151,936 in fiscal 2005. This increase in tons milled was due to an improved mining flexibility and improvement in face advance as a result of the successful implementation of CONOPS during fiscal 2005 continuing in fiscal 2006. The decrease in ounces was due to the significant lower recovered grade. Recovered grade was 0.158 in fiscal 2006, compared with 0.207 in fiscal 2005, which is the result of payshoot variability that impacts on grade as a result of sequential mining
     The increase in cash costs from $273 per ounce in fiscal 2005 to $348 per ounce in fiscal 2006 was attributable primarily due to the significant decrease in the recovery grade. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 31%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     The decrease in cash costs from $322 per ounce in fiscal 2004 to $273 per ounce in fiscal 2005 was attributable primarily due to the significant increase in the recovery grade and the successful results from the implementation of CONOPS.
     The total shaft hoisting capacity for Evander No. 8 shaft is 51,000 tons per month. The average tons milled in fiscal 2006 were 67,917 tons per month, which exceeds the capacity due to the fact that Evander 8 only hoists to a certain level, from which the ore is trammed to Evander 7.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 14.7 million tons (2.8 million ounces) will be sufficient for Evander 8 shaft to maintain production until approximately fiscal 2032. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R61.9 million ($9.7 million) in capital expenditures at Evander 8 in fiscal 2006, principally for underground declines. Harmony has budgeted R76.7 million ($10.7 million at the closing rate at the balance sheet date) for capital expenditures at the Evander 8 shaft in fiscal 2007, primarily for ongoing development and phases 6 and 7 of the No 2 decline and two ventilation bore holes.

	Fiscal Year Ended June 30,
Cooke 1	2006	2005(1)	2004(1)
Production
Tons (‘000)	490	520	605
Recovered grade (ounces/ton)	0.164	0.152	0.172
Gold sold (ounces)	80,495	79,101	104,168
Results of operations($)
Product sales (‘000)	42,978	33,888	39,891

	Fiscal Year Ended June 30,
Cooke 1	2006	2005(1)	2004(1)
Cash cost (‘000)	32,274	31,115	29,472
Cash profit (‘000)	10,704	2,773	10,419
Cash costs
Per ounce of gold($)	401	393	283
Capex (‘000)($)	3,759	2,811	2,985

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Cooke 1 were 490,000 in fiscal 2006, compared with 520,000 in fiscal 2005, and ounces sold were 80,495 in fiscal 2006, compared with 79,101 in fiscal 2005. The decrease in tons milled was due to a change in mining mix during fiscal 2005 between pillars and conventional mining areas. Performance was also disrupted by moving the milling process from Cooke plant to Doomkop, which is a much bigger and more efficient plant. During fiscal 2006 the pillars accounted for about 60% of the operations and deliver a much higher recovered grade than the conventional mining areas, but at much lower volumes. The increase in ounces sold was primarily due to the higher recovered grade (0.164 in fiscal 2006, compared 0.152 in fiscal 2005).
     Cash costs per ounce of gold were $401 in fiscal 2006, compared with $393 in fiscal 2005. This increase was attributable primarily to the change in mining mix, which constitutes a decrease in conventional mining and an increase in the portion of pillar mining from old remnant areas. This pillar mining is much more costly to undertake and high volumes are also not possible. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 5%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs per ounce of gold were $393 in fiscal 2005, compared with $283 in fiscal 2004. This increase was attributable primarily to the change in mining mix, which constitutes a decrease in conventional mining and an increase in the portion of pillar mining from old remnant areas. This pillar mining is much more costly to undertake and high volumes is also not possible. Cooke 1 also experienced an increase in seismicity in the shaft area, caused mainly by the fact that the shaft pillar was completely mined out by September 2002. Furthermore the 7% appreciation of the Rand against the US dollar caused a significant increase when these costs were, translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 25% in fiscal 2005, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The hoisting capacity of the Cooke 1 shaft is 176,000 tons per month, though currently operating at a rate of 40,833 tons per month in connection with the extraction of the pillars.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 0.8 million tons (0.2 million ounces) will be sufficient for the Cooke 1 shaft to maintain production until approximately fiscal 2008. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”

     Capital Expenditure. Harmony incurred approximately R23.9 million ($3.8 million) in capital expenditures at Cooke 1 shaft in fiscal 2006 for development of Level 106 into the Kimberley Reef and for ongoing development. Harmony has budgeted R6.9 million ($0.9 million at the closing rate at the balance sheet date) in fiscal 2007, primarily for ongoing development.

	Fiscal Year Ended June 30,
Cooke 2	2006	2005(1)	2004(1)
Production
Tons (‘000)	353	403	749
Recovered grade (ounces/ton)	0.170	0.135	0.121
Gold sold (ounces)	59,836	54,441	90,761
Results of operations($)
Product sales (‘000)	32,025	23,274	34,748
Cash cost (‘000)	23,082	24,144	30,615
Cash profit (‘000)	8,943	(870)	4,133
Cash costs
Per ounce of gold($)	386	443	337
Capex (‘000)($)	3,738	2,538	4,411

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Cooke 2 were 353,000 in fiscal 2006, compared with 403,000 in fiscal 2005, and ounces sold were 59,836 in fiscal 2006, compared with 54,441 in fiscal 2005.The decrease in tons milled was due to planned scaling down in operations at some of the lower grade UE1A reef horizons, and the depletion of the underground sludge dams in fiscal 2005. The recovered grade increased from 0.135 in fiscal 2005 to 0.170 in fiscal 2006, mainly as a result of replacing Carbon areas with higher grade sources. As a result of the increase in the recovered grade ounces sold also increased.
     Cash costs per ounce of gold were $386 in fiscal 2006, compared with $443 in fiscal 2005.This decrease in cash costs per ounce was attributable primarily to the increased ounces sold. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 10%.
     Tons milled from Cooke 2 were 403,000 in fiscal 2005, compared with 749,000 in fiscal 2004, and ounces sold were 54,441 in fiscal 2005, compared with 90,761 in fiscal 2004.The decrease in tons milled was due to staggered initial implementation of CONOPS and the planned reduction of operations in terms of the restructuring process. Even though the recovered grade increased from 0.121 in fiscal 2004 to 0.135 in fiscal 2005, ounces sold decreased primarily due to the significant decrease in tons milled.
     Cash costs per ounce of gold were $443 in fiscal 2005, compared with $337 in fiscal 2004.This increase was attributable primarily to the initial implementation of CONOPS in fiscal 2005 and the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars, and the lower production volumes. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased by 18% in fiscal 2005, due primarily to the lower volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The hoisting capacity of the Cooke 2 shaft is 187,000 tons per month. The average tons milled in fiscal 2006 was 29,417 tons per month.

     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 1.2 million tons (0.3 million ounces) will be sufficient for the Cooke 2 shaft to maintain production until approximately fiscal 2009. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R23.8 million ($3.7 million) in capital expenditures at Cooke 2 in fiscal 2006 primarily for ongoing development. Harmony has budgeted R11 million ($1.5 million at the closing rate at the balance sheet date) in fiscal 2007, primarily for ongoing development.

	Fiscal Year Ended June 30,
Cooke 3	2006	2005(1)	2004(1)
Production
Tons (‘000)	652	740	999
Recovered grade (ounces/ton)	0.161	0.157	0.134
Gold sold (ounces)	104,758	116,300	134,003
Results of operations($)
Product sales (‘000)	55,901	49,478	51,283
Cash cost (‘000)	41,329	42,278	42,036
Cash profit (‘000)	14,572	7,200	9,247
Cash costs
Per ounce of gold($)	395	364	314
Capex (‘000)($)	8,197	8,287	8,084

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” For further information on the effects of this change on Harmony.
     Tons milled from Cooke 3 were 652,000 in fiscal 2006, compared with 740,000 in fiscal 2005. The decrease in tons milled was due to planned reduction of operations following the gradual depletion of current trackless mining workplaces, and a shift in the mining mix towards pillar mining operations from old remnant areas. The increase in recovered grade in 2006 was due to an increased percentage of pillar mining. Even though the recovered grade increased slightly from 0.157 in fiscal 2005 to 0.161 in fiscal 2006, ounces sold decreased to 104,758 in fiscal 2006, compared with 116,300 in fiscal 2005, primarily due to the decrease in tons milled.
     Cash costs per ounce of gold were $395 in fiscal 2006, compared with $364 in fiscal 2005. The decrease in ounces produced, combined with the decrease in trackless mining operations, which is a more cost effective method and, the move towards more expensive pillar mining contributed to the higher unit cost per ounce. In addition, there was a depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006, due primarily to the lower volumes produced, as well as increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from Cooke 3 were 740,000 in fiscal 2005, compared with 999,000 in fiscal 2004. The decrease in tons milled was due to planned reduction of operations in terms of the restructuring process based on the application of the new mining cut-offs. The increase in recovered grade in 2005 was due to an increased percentage of VCR mining and ongoing refining of grade and block models, Even though the recovered grade increased from 0.134 in fiscal 2004 to 0.157 in fiscal 2005, ounces sold decreased to 116,300 in fiscal 2005, compared with 134,003 in fiscal 2004, primarily due to the decrease in tons milled.
     Cash costs per ounce of gold were $364 in fiscal 2005, compared with $314 in fiscal 2004. This increase was expected with the restructuring in underground mining activities and supplemented by the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 4% in fiscal 2005, due primarily to the lower volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The hoisting capacity of the Cooke 3 shaft is 265,000 tons per month. The average tons milled in fiscal 2006 was 54,333 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 8.0 million tons (1.4 million ounces) will be sufficient for the Cooke 3 shaft to maintain production until approximately fiscal 2016. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R52.2 million ($8.2 million) in capital expenditures at the Cooke 3 shaft in fiscal 2006, primarily on accessing the reserves in the 128 South Area as well as for ongoing development. Harmony has budgeted R55.9 million ($7.8 million calculated at the closing rate at balance sheet date) for capital expenditures at the Cooke 3 shaft in fiscal 2007, primarily for the 128 South development ongoing development.
Leveraged assets
     The following chart details the operating and production results from underground operations for all identified Leveraged assets for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
	2006	2005(1)	2004(1)
Production
Tons (‘000)	5,122	5,990	9,238
Recovered grade (ounces/ton)	0,133	0.140	0.140
Gold sold (ounces)	683,450	841,280	1,295,315
Results of operations($)
Product sales (‘000)	361,178	358,139	491,690
Cash cost (‘000)	336,695	402,695	490,421
Cash profit (‘000)	24,483	(44,556)	1,269
Cash costs
Per ounce of gold($)	493	479	379
Capex (‘000)($)	40,072	33,068	46,795

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Leveraged assets decreased to 5,122,000 in fiscal 2006, compared with 5,990,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter) and lower underground volumes due to the closing down of Kudu/Sable, Nyala, Welkom 1 and St. Helena shafts. Ounces sold decreased to 683,450 in fiscal 2006, compared with 841,280 in fiscal 2005, primarily due to the decrease in tons milled. The recovered grade decreased from 0.140 in fiscal 2005 to 0.133 in fiscal 2006.
     Despite the lower gold production, gold sales increased from $358,139,000 in fiscal 2005 to $361,178,000 in fiscal 2006, as a result of the higher average gold price received during the year. Cash costs for the Leveraged assets were

$493 per ounce of gold in fiscal 2006, compared with $479 per ounce of gold in fiscal 2005. This increase was mainly as a result of the reduced volume.
     Tons milled from Leveraged assets decreased to 5,990,000 in fiscal 2005, compared with 9,238,000 in fiscal 2004. Ounces sold decreased to 841,280 in fiscal 2005, compared with 1,295,315 in fiscal 2004, primarily due to the decrease in tons milled. The recovered grade remained constant at 0.140 in fiscal 2004 and fiscal 2005.
     Gold sales decreased from $491,690,000 in fiscal 2004 to $358,139,000 in fiscal 2005. Cash costs for the Leveraged assets were $479 per ounce of gold in fiscal 2005, compared with $379 per ounce of gold in fiscal 2004.
     Refer to the following charts for detail on the operating and production results of individual leverage assets for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
Bambanani	2006	2005(1)	2004(1)
Production
Tons (‘000)	1,196	1,090	1,606
Recovered grade (ounces/ton)	0.147	0.181	0.181
Gold sold (ounces)	175,214	197,535	290,210
Results of operations($)
Product sales (‘000)	93,111	84,165	110,244
Cash cost (‘000)	87,064	83,289	95,447
Cash profit (‘000)	6,047	876	14,797
Cash costs
Per ounce of gold($)	497	422	329
Capex (‘000)($)	14,870	12,178	14,756

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Bambanani shaft increased to 1,196,000 in fiscal 2006, compared with 1,090,000 in fiscal 2005. Fires effected six months production in fiscal 2005 and three months of 2006 fiscal year. Ounces sold were 175,214 in fiscal 2006, compared with 197,535 in fiscal 2005. This decrease was due to the decrease in the recovered grade, which decreased from 0.181 in fiscal 2005 to 0.147 in fiscal 2006.
     Cash costs for Bambanani were $87,064,000 in fiscal 2006, compared with $83,289,000 in fiscal 2005. Cash costs per ounce increased to $497 in fiscal 2006, compared with $422 in fiscal 2005, primarily due to the decrease in ounces produced. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 21% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from the Bambanani shaft decreased significantly to 1,090,000 in fiscal 2005, compared with 1,606,000 in fiscal 2004. This decrease was attributable primarily to the discontinuation of the use of CONOPS, the effect of the fires and an intensive restructuring program that commenced in April 2005. Ounces sold were 197,535 in fiscal 2005, compared with 290,210 in fiscal 2004. This decrease was due to the decrease in tons milled, since the recovered grade remained stable at 0.181 during fiscal 2005.
     Cash costs for Bambanani were $83,289,000 in fiscal 2005, compared with $95,447,000 in fiscal 2004. Cash costs per ounce increased to $422 in fiscal 2005, compared with $329 in fiscal 2004, primarily due to the additional labor cost resulting from the temporarily discontinuation of CONOPS as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 15% in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 38,240 ounces in the first quarter of fiscal 2004.
     The rock hoisting capacity at Bambanani is 116,000 tons per month. The average tons milled in fiscal 2006 was 99,667 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 9.8 million tons (2.0 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2015. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R94.6 million ($14.9 million) in capital expenditures at Bambanani in the fiscal year ended June 30, 2006, primarily for ongoing development. Harmony has budgeted R5.0 million ($0.7 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, for ongoing development of the new orepass system and upgrading of the No. 3 cooling tower and fan. A further R8 million ($1.1 million at the closing rate at balance sheet date) was budgeted for below 103 level and De Bron Margin exploration.

	Fiscal Year Ended June 30,
Evander 9	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	31	202
Recovered grade (ounces/ton)	—	0.083	0.116
Gold sold (ounces)	—	2,573	23,440
Results of operations($)
Product sales (‘000)	—	1,078	9,079
Cash cost (‘000)	(21)	3,005	9,042
Cash profit (‘000)	(21)	(1,927)	37
Cash costs
Per ounce of gold($)	—	1,168	386
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Significant restructuring initiatives commenced in the last quarter of fiscal 2004 and by the end of fiscal 2005 Evander 9 was successfully closed and placed on care and maintenance.
     There was no production from Evander 9 shaft during fiscal 2006.
     Tons milled from the Evander 9 shaft were 31,000 in fiscal 2005, compared with 202,000 in fiscal 2004, and ounces sold were 2,573 in fiscal 2005, compared with 23,440 in fiscal 2004. The decrease in tons milled and ounces sold were due to the closure of the shaft. Recovered grade was 0.083 in fiscal 2005, compared with 0.116 in fiscal 2004.
     The increase in cash costs from $386 per ounce in fiscal 2004 to $1,168 per ounce in fiscal 2005 was attributable primarily to the restructuring process related to the shaft’s closure.
     Capital Expenditure. Harmony incurred no capital expenditures at the Evander 9 shaft in fiscal 2006 and no capital expenditures are foreseen for fiscal 2007.

	Fiscal Year Ended June 30,
Joel	2006	2005(1)	2004(1)
Production
Tons (‘000)	436	498	565
Recovered grade (ounces/ton)	0.134	0.129	0.122
Gold sold (ounces)	58,595	64,464	68,694
Results of operations($)
Product sales (‘000)	31,346	27,282	25,526
Cash cost (‘000)	29,170	28,990	24,240
Cash profit (‘000)	2,176	(1,708)	1,286
Cash costs
Per ounce of gold($)	498	450	353
Capex (‘000)($)	3,644	2,582	1,922

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Joel shaft decreased to 436,000 in fiscal 2006, compared with 498,000 in fiscal 2005, attributable primarily to delays in commissioning of the midshaft loading arrangement on 137 level, which was only commissioned on February 28, 2006. Ounces sold were 58,595 in fiscal 2006, compared with 64,464 in fiscal 2005. Even though the recovered grade improved, the positive influence on ounces sold was diluted due to the decrease in tons milled. Recovered grade improved to 0.134 in fiscal 2006 compared with 0.129 in fiscal 2005.
     Cash costs for Joel increased marginally to $29,170,000 in fiscal 2006, compared with $28,990,000 in fiscal 2005. This increase was primarily attributed to lower production volumes and increased contractor costs as contractors were utilized to do vamping of old areas. Cash costs per ounce were $498 in fiscal 2006, compared with $450 in fiscal 2005. This increase was attributable primarily to the lower production levels. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 14% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from Joel shaft decreased to 498,000 in fiscal 2005, compared with 565,000 in fiscal 2004, attributable primarily to delays in restructuring, such as CONOPS being discontinued in January 2005. Ounces sold were 64,464 in fiscal 2005, compared with 68,694 in fiscal 2004. Even though the recovered grade improved, the positive influence on ounces sold was diluted due to the decrease in tons milled. Recovered grade improved to 0.129 in fiscal 2005 compared with 0.122 in fiscal 2004. See Item 6 “Unionized Labour”.
     Cash costs for Joel increased to $28,990,000 in fiscal 2005, compared with $24,240,000 in fiscal 2004. This increase was primarily attributed to the 7% appreciation of the Rand against the US dollar. Cash costs per ounce were $450 in fiscal 2005, compared with $353 in fiscal 2004. This increase was attributable primarily to the discontinuation of

CONOPS, which resulted in additional labor cost as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars but was offset in part by an increase in recovered grade. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2005 by 14%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 9,052 ounces in the first quarter of fiscal 2004.
     The rock hoisting capacity at Joel is 58,000 tons per month. The average tons milled in fiscal 2006 was 36,333 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 2.5 million tons (0.4 million ounces) will be sufficient for Joel to maintain underground production until approximately 2013. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R23.2 million ($3.6 million) in capital expenditures at Joel in the fiscal year ended June 30, 2006, on general replacement, maintenance and ongoing development and has budgeted R17.3 million ($2.4 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development and 129 Level Development.

	Fiscal Year Ended June 30,
Kudu/Sable	2006	2005(1)	2004(1)
Production
Tons (‘000)	13	194	275
Recovered grade (ounces/ton)	0.156	0.130	0.145
Gold sold (ounces)	2,024	25,175	39,848
Results of operations($)
Product sales (‘000)	890	10,764	14,612
Cash cost (‘000)	895	18,885	16,073
Cash profit (‘000)	(5)	(8,121)	(1,461)
Cash costs
Per ounce of gold($)	442	750	403
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Kudu/Sable were 13,000 in fiscal 2006, compared with 194,000 in fiscal 2005. The decrease was primarily the result of the decision to close down the shaft in fiscal 2005. Ounces sold were 2,024 in fiscal 2006, compared with 25,175 in fiscal 2005. The decrease in ounces sold is primarily attributed to the decrease in tons milled. The recovered grade increased to 0.156 in fiscal 2006, compared with 0.130 in fiscal 2005.
     Cash costs for Kudu/Sable were $895,000 in fiscal 2006, compared with $18,885,000 in fiscal 2005. This decrease was primarily attributed to the substantially lower production levels and the decision to close the shaft. Cash costs per ounce were $442 in fiscal 2006, compared with $750 in fiscal 2005 primarily due to reduced volumes. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 39%, due primarily to lower production volumes.
     Tons milled from Kudu/Sable were 194,000 in fiscal 2005, compared with 275,000 in fiscal 2004. The decrease was primarily the result of the decision to close down the shaft in fiscal 2005, the regional strike during March and April 2005 and delays in restructuring. Ounces sold were 25,175 in fiscal 2005, compared with 39,848 in fiscal 2004. The decrease in ounces sold is primarily attributed to the lower recovered grade at Kudu/Sable and the decrease in tons milled. The recovered grade decreased to 0.130 in fiscal 2005, compared with 0.145 in fiscal 2004.
     Cash costs for Kudu/Sable were $18,885,000 in fiscal 2005, compared with $16,073,000 in fiscal 2004. Cash costs per ounce were $750 in fiscal 2005, compared with $403 in fiscal 2004. This increase was attributable primarily to static fixed costs, lower production levels and the reduction in the recovered grade as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2005 by 67%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 5,251 ounces in the first quarter of fiscal 2004.
     The rock hoisting capacity at Kudu/Sable is 25,000 tons per month. The average tons milled in fiscal 2006 was 1,083 tons per month.
     Capital Expenditure. Harmony incurred no capital expenditures at Kudu/Sable in fiscal 2006 and no capital expenditures are foreseen for fiscal 2007.

	Fiscal Year Ended June 30,
West Shaft	2006	2005(1)	2004(1)
Production
Tons (‘000)	206	176	200
Recovered grade (ounces/ton)	0.124	0.160	0.180
Gold sold (ounces)	25,525	28,165	36,071
Results of operations($)
Product sales (‘000)	13,117	12,049	14,039
Cash cost (‘000)	13,650	12,907	10,995
Cash profit (‘000)	(533)	(858)	3,044
Cash costs
Per ounce of gold($)	535	458	305
Capex (‘000)($)	887	107	622

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” For further information on the experts of this change on Harmony.
     Tons milled from the West shaft were 206,000 in fiscal 2006, compared with 176,000 in fiscal 2005. The increase was primarily due to high levels of reef stripping during the year to access higher grade areas. Ounces sold were 25,525 in fiscal 2006, compared with 28,165 in fiscal 2005. The decrease in ounces sold is primarily attributed to the lower recovered grade which is directly related to the level of reef stripping being done The recovered grade decreased to 0.124 in fiscal 2006, compared with 0.160 in fiscal 2005, primarily due to the reef stripping at lower grades to get back into higher grade pillars.
     Cash costs for the West shaft were $13,650,000 in fiscal 2006, compared with $12,907,000 in fiscal 2005. This increase was primarily attributed to increased production. Cash costs per ounce were $535 in fiscal 2006, compared with $458 in fiscal 2005. This increase in cash costs per ounce was attributable primarily to the lower level of gold produced. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and

Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 20%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs for the West shaft were $12,907,000 in fiscal 2005, compared with $10,995,000 in fiscal 2004. Cash costs per ounce were $458 in fiscal 2005, compared with $305 in fiscal 2004. This increase was attributable primarily to the increase in labor cost, due to the implementation of CONOPS and the reduction in the recovered grade as well as the 7% appreciation of the Rand against the US dollar.
     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 4,753 ounces in the first quarter of fiscal 2004.
     The rock hoisting capacity at the West shaft is 24,000 tons per month. The average tons milled in fiscal 2006 was 17,167 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.0 million tons (0.2 million ounces) will be sufficient for the West shaft to maintain underground production until approximately 2011. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R5.6 million ($0.9 million) in capital expenditures at the West shaft in fiscal 2006 primarily on ongoing development, and has budgeted R11.4 million ($1.6 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development and shaft pillar preparation.

	Fiscal Year Ended June 30,
Nyala	2006	2005(1)	2004(1)
Production
Tons (‘000)	2	198	112
Recovered grade (ounces/ton)	0.092	0.119	0.108
Gold sold (ounces)	184	23,503	12,073
Results of operations($)
Product sales (‘000)	81	9,897	4,645
Cash cost (‘000)	226	17,587	4,063
Cash profit (‘000)	(145)	(7,690)	582
Cash costs
Per ounce of gold($)	1,228	748	337
Capex (‘000)($)	3	1,440	7,276

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Due to the increased operating costs in dollar terms, the decision was taken to close the Nyala shaft during the quarter ended March 31, 2005.
     Tons milled from Nyala were 2,000 in fiscal 2006, compared with 198,000 in fiscal 2005. Ounces sold were 184 in fiscal 2006, compared with 23,503 in fiscal 2005. This decrease in ounces sold is primarily attributed to the decrease in tons milled and the lower recovered grade at Nyala as a result of the closure of the shaft.
     Cash costs for Nyala’s underground operations were $226,000 in fiscal 2006, compared with $17,587,000 in fiscal 2005. This decrease was primarily attributed to the lower production levels as a result of the decision to close this shaft in fiscal 2005. Cash costs per ounce were $1,228 in fiscal 2006, compared with $748 in fiscal 2005.
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
     The rock hoisting capacity at Nyala is 32,000 tons per month. The average tons milled in fiscal 2006 were 167 tons per month.
     Capital Expenditure. Harmony incurred approximately R0.02 million ($0.003 million) in capital expenditures at Nyala in the fiscal year ended June 30, 2006. No capital expenditure is expected for fiscal 2007.

	Fiscal Year Ended June 30,
Eland	2006	2005(1)	2004(1)
Production
Tons (‘000)	21	175	347
Recovered grade (ounces/ton)	0.193	0.153	0.146
Gold sold (ounces)	4,058	26,782	50,697
Results of operations($)
Product sales (‘000)	2,026	11,436	17,447
Cash cost (‘000)	1,066	13,404	24,501
Cash profit (‘000)	960	(1,968)	(7,054)
Cash costs
Per ounce of gold($)	263	500	483
Capex (‘000)($)	—	—	274

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Based on the increased operating costs in dollar terms, the decision was taken to scale down the Eland shaft, commencing during fiscal 2004. The downscaling was completed during fiscal 2005 and the shaft was closed.

     Tons milled from the Eland shaft were 21,000 in fiscal 2006, compared with 175,000 in fiscal 2005. The decrease in tons milled is primarily attributed to the decision to down scale the shaft and then close it, with the small amount of production coming from clean-up activities. Ounces sold decreased to 4,058 in fiscal 2006, compared with 26,782 in fiscal 2005, due to the decrease in tons milled. There was an increase in the grade recovered from 0.153 in fiscal 2005 to 0.193 in fiscal 2006.
     Cash costs for the Eland shaft were $1,066,000 in fiscal 2006, compared with $13,404,000 in fiscal 2005. This decrease was primarily attributed to the downscaling of the operation. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 46%, due primarily to lower production volumes.
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
     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 6,680 ounces in the first quarter of fiscal 2004.
     Capital Expenditure. Harmony incurred no capital expenditures at the Eland shaft in fiscal 2006 and no capital expenditures are foreseen for fiscal 2007.

	Fiscal Year Ended June 30,
Deelkraal	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	1	522
Recovered grade (ounces/ton)	—	2.284	0.131
Gold sold (ounces)	—	2,284	68,127
Results of operations($)
Product sales (‘000)	—	958	26,206
Cash cost (‘000)	—	714	37,796
Cash profit (‘000)	—	244	(11,590)
Cash costs
Per ounce of gold($)	—	313	555
Capex (‘000)($)	—	—	1,305

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     The Deelkraal shaft was closed in June 2004 and was only operating as a service shaft during fiscal 2006. There was no production at the Deelkrall shaft during fiscal 2006.
     The Deelkraal shaft was closed in June 2004 and was only operating as a service shaft during fiscal 2005. Therefore tons milled decreased to 1,000 in fiscal 2005, compared with 522,000 in fiscal 2004, and ounces sold to 2,284 in fiscal

2005, compared with 68,127 in fiscal 2004
     Capital Expenditure. Harmony incurred no capital expenditures at Deelkraal in fiscal 2006 and no capital expenditures are foreseen for fiscal 2007.

	Fiscal Year Ended June 30,
St. Helena	2006	2005(1)	2004(1)
Production
Tons (‘000)	127	245	507
Recovered grade (ounces/ton)	0.101	0.122	0.140
Gold sold (ounces)	12,791	29,965	71,027
Results of operations($)
Product sales (‘000)	6,867	12,660	25,124
Cash cost (‘000)	10,802	24,191	29,864
Cash profit (‘000)	(3,935)	(11,531)	(4,740)
Cash costs
Per ounce of gold($)	845	807	420
Capex (‘000)($)	443	901	1,538

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from St. Helena were 127,000 in fiscal 2006, compared with 245,000 in fiscal 2005. The decrease in tons milled was primarily due to the decision to place the number 2 and number 4 shafts on care and maintenance. Ounces sold were 12,791 in fiscal 2006, compared with 29,965 in fiscal 2005. The decrease in ounces sold is primarily attributed to the decrease in tons milled and the lower recovery grade. The recovered grade decreased to 0.101 during fiscal 2006, compared with 0.122 during fiscal 2005.
     Cash costs for St. Helena were $10,802,000 in fiscal 2006, compared with $24,191,000 in fiscal 2005. This decrease was primarily attributed to the reduction in tonnage milled and the lower recovered grade. Cash costs per ounce were $845 in fiscal 2006, compared with $807 in fiscal 2005. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 8%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from St. Helena were 245,000 in fiscal 2005, compared with 507,000 in fiscal 2004. The decrease in tons milled was primarily due to the decision to place the 4 shaft on care and maintenance during fiscal 2005 and the regional strikes in March and April 2005. Ounces sold were 29,965 in fiscal 2005, compared with 71,027 in fiscal 2004. The decrease in ounces sold is primarily attributed to the decrease in tons milled and the lower recovery grade. The recovered grade decreased to 0.122 during fiscal 2005, compared with 0.140 fiscal 2004.
     Cash costs for St. Helena were $24,191,000 in fiscal 2005, compared with $29,864,000 in fiscal 2004. This decrease was primarily attributed to the reduction in tonnage milled and the lower recovered grade. Cash costs per ounce were $807 in fiscal 2005, compared with $420 in fiscal 2004. This increase was attributable primarily to the delay in restructuring, resulting in excess labor being carried and the reduction in the recovered grade as well as the 7% appreciation of the Rand against the US dollar. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005 by 73%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 9,359 ounces in the first quarter of fiscal 2004.
     The rock hoisting capacity at St. Helena is 38,000 tons per month. The average tons milled in fiscal 2006 was 10,583 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.1 million tons (0.2 million ounces) will be sufficient for the St. Helena shaft to maintain underground production until approximately 2010. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R2.8 million ($0.4 million) in capital expenditures at St. Helena in fiscal 2006 and has budgeted R15.2 million ($2.1 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development and South Block Projects.

	Fiscal Year Ended June 30,
Harmony 2	2006	2005(1)	2004(1)
Production
Tons (‘000)	598	559	643
Recovered grade (ounces/ton)	0.116	0.123	0.136
Gold sold (ounces)	69,446	68,547	87,472
Results of operations($)
Product sales (‘000)	36,716	29,295	33,541
Cash cost (‘000)	33,527	30,021	29,690
Cash profit (‘000)	3,189	(726)	3,851
Cash costs
Per ounce of gold($)	483	438	339
Capex (‘000)($)	3,964	3,555	2,526

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Harmony 2 shaft increased to 598,000 in fiscal 2006, compared with 559,000 in fiscal 2005, primarily due to an increase in the availability of mineable ground resulting from development and equipping of areas identified by exploration drilling. Ounces sold were 69,446 in fiscal 2006, compared with 68,547 in fiscal 2005. This increase is attributable primarily to the increase in tons milled. Recovered grade was 0.116 in fiscal 2006, compared with 0.123 in fiscal 2005. This decrease in average grade is mainly attributable to a change in the mining mix between the Basal and A Reef during the year.
     Cash costs were $33,527,000 in fiscal 2006 compared with $30,021,000 in fiscal 2005. Cash costs per ounce were $483 in fiscal 2006 compared with $438 in fiscal 2005. This increase was attributable primarily to increase in tonnage produced. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 14%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.

     Tons milled from the Harmony 2 shaft decreased to 559,000 in fiscal 2005, compared with 643,000 in fiscal 2004, primarily due to a seismic event in March 2005 and the regional strikes in March and April 2005. Ounces sold were 68,547 in fiscal 2005, compared with 87,472 in fiscal 2004. This decrease is attributable primarily to the decrease in tons milled and the significant decrease in the grade. Recovered grade was 0.123 in fiscal 2005, compared with 0.136 in fiscal 2004.
     Cash costs were $30,021,000 in fiscal 2005 compared with $29,690,000 in fiscal 2004. Cash costs per ounce were $438 in fiscal 2005 compared with $339 in fiscal 2004. This increase was attributable primarily to decrease in tonnage produced, a lower grade mined as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased by 16% in fiscal 2005, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The rock hoisting capacity at the Harmony 2 shaft is 54,000 tons per month. The average tons milled in fiscal 2006 were 49,833 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 2.2 million tons (0.3 million ounces) will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2010. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R27.9 million ($3.9 million) on capital expenditures at Harmony 2 in fiscal 2006, primarily for Basal stripping and leader projects as well as drilling and ongoing development. Harmony has budgeted R33.8 million ($4.7 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development.

	Fiscal Year Ended June 30,
Merriespruit 1	2006	2005(1)	2004(1)
Production
Tons (‘000)	410	414	477
Recovered grade (ounces/ton)	0.117	0.110	0.124
Gold sold (ounces)	48,069	45,559	59,062
Results of operations($)
Product sales (‘000)	25,685	19,428	22,681
Cash cost (‘000)	24,061	21,719	21,222
Cash profit (‘000)	1,624	(2,291)	1,459
Cash costs
Per ounce of gold($)	501	477	359
Capex (‘000)($)	2,445	2,833	3,328

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Merriespruit 1 were 410,000 in fiscal 2006, compared with 414,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter). Ounces sold increased to 48,069 in fiscal 2006, compared with 45,559 in fiscal 2005, attributable primarily to the slightly higher recovered grade. Recovered grade was 0.117 in fiscal 2006, compared with

0.110 in fiscal 2005. This increase was due to the increase in the Mine Call Factor from 69% to 70%
     Cash costs were $24,061,000 in fiscal 2006 compared with $21,719,000 in fiscal 2005. This increase was attributable primarily to an increase in labour cost. Cash costs per ounce were $501 in fiscal 2006 compared with $477 in fiscal 2005. This increase was attributable primarily to the increased labor costs. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 8%, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs were $21,719,000 in fiscal 2005 compared with $21,222,000 in fiscal 2004. This increase was attributable primarily to the appreciation of the Rand against the US dollar. Cash costs per ounce were $477 in fiscal 2005 compared with $359 in fiscal 2004. This increase was attributable primarily to the reduction in the mined area, but no reduction in the labor cost, a lower grade mined as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2005 by 19%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The rock hoisting capacity at the Merriespruit 1 shaft is 43,000 tons per month. The average tons milled in fiscal 2006 was 34,167 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 4.5 million tons (0.5 million ounces) will be sufficient for Merriespruit 1 shaft to maintain underground production until approximately fiscal 2016. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R15.6 million ($2.4 million) on capital expenditures at Merriespruit 1 in fiscal 2006, primarily on ongoing development and has budgeted R20.5 million ($2.9 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development.

	Fiscal Year Ended June 30,
Merriespruit 3	2006	2005(1)	2004(1)
Production
Tons (‘000)	452	548	743
Recovered grade (ounces/ton)	0.097	0.100	0.104
Gold sold (ounces)	43,691	54,690	76,956
Results of operations($)
Product sales (‘000)	23,078	23,325	29,570
Cash cost (‘000)	24,188	24,379	30,220
Cash profit (‘000)	(1,110)	(1,054)	(650)
Cash costs
Per ounce of gold($)	554	446	393
Capex (‘000)($)	1,783	1,696	2,287

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Tons milled from the Merriespruit 3 shaft decreased to 452,000 in fiscal 2006, compared with 548,000 in fiscal 2005, primarily due to the availability of replacement ground. Ounces sold were 43,691 in fiscal 2006, compared with 54,690 in fiscal 2005. The decrease in ounces sold is primarily attributed to the slightly lower recovery grade and the decrease in tons milled. Recovered grade was 0.097 in fiscal 2006, compared with 0.100 in fiscal 2005.
     Cash costs were $24,188,000 in fiscal 2006 compared with $24,379,000 in fiscal 2005. This decrease was attributable primarily to the lower production levels. Cash costs per ounce were $554 in fiscal 2006 compared with $446 in fiscal 2005. This increase in unit cost was attributable primarily to lower production levels, and a lower grade. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 28%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs were $24,379,000 in fiscal 2005 compared with $30,220,000 in fiscal 2004. This decrease was attributable primarily to the lower production levels. Cash costs per ounce were $446 in fiscal 2005 compared with $393 in fiscal 2004. This increase was attributable primarily to lower production levels, a lower grade mined as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005 by 2%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The rock hoisting capacity at the Merriespruit 3 shaft is 48,000 tons per month. The average tons milled in fiscal 2006 was 37,666 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.5 million tons (0.2 million ounces) will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2009. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R12.8 million ($1.8 million) in capital expenditures at the Merriespruit 3 shaft in fiscal 2006, principally for ongoing development and has budgeted R24.5 million ($3.4 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development.

	Fiscal Year Ended June 30,
Unisel	2006	2005(1)	2004(1)
Production
Tons (‘000)	500	494	677
Recovered grade (ounces/ton)	0.146	0.132	0.134
Gold sold (ounces)	72,963	65,011	91,020
Results of operations($)
Product sales (‘000)	38,172	27,798	35,014

	Fiscal Year Ended June 30,
Unisel	2006	2005(1)	2004(1)
Cash cost (‘000)	28,789	31,055	32,253
Cash profit (‘000)	9,383	(3,257)	2,761
Cash costs
Per ounce of gold($)	395	478	354
Capex (‘000)($)	3,907	4,147	6,181

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Unisel were 500,000 in fiscal 2006, compared with 494,000 in fiscal 2005. The increase was due to improved blasting frequency. Ounces sold increased to 72,963 in fiscal 2006, compared with 65,011 in fiscal 2005, primarily because of the increase in tons milled and an improved recovery grade. Recovered grade was 0.146 in fiscal 2006, compared with 0.132 in fiscal 2005. The higher grade was due to better than expected grades from the Middle Reef.
     Cash costs were $28,789,000 in fiscal 2006 compared with $31,055,000 in fiscal 2005. This decrease was attributable to benefits of the restructuring of the shaft in fiscal 2005. Cash costs per ounce were $395 in fiscal 2006 compared with $478 in fiscal 2005. This decrease was attributable primarily to the positive effect of the restructuring of the shaft in fiscal 2005 and the increase in the recovered grade. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 15%.
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
     Cash costs were $31,055,000 in fiscal 2005 compared with $32,253,000 in fiscal 2004. This decrease was attributable to the decrease in production. Cash costs per ounce were $478 in fiscal 2005 compared with $354 in fiscal 2004. This increase was attributable primarily to haulage equipping and maintenance of areas for future mining, excessive rolling repairs, the re-equipping of new panels after the fire as well as the excess labor from the stoping and development, that resulted from the decreased production. The 7% appreciation of the Rand against the US dollar also caused a significant increase when costs were translated into US dollars. See item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005 by 21%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The rock hoisting capacity at Unisel is 60,000 tons per month. The average tons milled in fiscal 2006 was 41,666 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 4.3 million tons (0.7 million ounces) will be sufficient for Unisel to maintain underground production until approximately fiscal 2014. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R24.9 million ($3.9 million) on capital expenditures at Unisel in fiscal 2006, primarily on ongoing development and has budgeted R34.9 million ($4.9 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development and a fridge plant.

	Fiscal Year Ended June 30,
Brand 3	2006	2005(1)	2004(1)
Production
Tons (‘000)	405	448	531
Recovered grade (ounces/ton)	0.103	0.103	0.112
Gold sold (ounces)	41,647	46,299	59,558
Results of operations($)
Product sales (‘000)	22,147	19,807	22,985
Cash cost (‘000)	23,272	22,883	22,625
Cash profit (‘000)	(1,125)	(3,076)	360
Cash costs
Per ounce of gold($)	559	494	380
Capex (‘000)($)	987	1,267	1,390

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Brand 3 shaft were 405,000 in fiscal 2006, compared with 448,000 in fiscal 2005. The decrease in tons was primarily due to the restructuring process at this shaft from July to September 2005. Ounces sold were 41,647 in fiscal 2006, compared with 46,299 in fiscal 2005, primarily because of the decrease in tons milled due to selective mining and fewer high grade Basal pillars being mined. Recovered grade was 0.103 in fiscal 2006, compared with 0.103 in fiscal 2005.
     Cash costs were $23,272,000 in fiscal 2006 compared with $22,883,000 in fiscal 2005. This increase was attributable primarily to the annual labour increases. Cash costs per ounce were $559 in fiscal 2006 compared with $494 in fiscal 2005. This increase was attributable primarily to to the lower production, the lower grade mined. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 16%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs were $22,883,000 in fiscal 2005 compared with $22,625,000 in fiscal 2004. Cash costs per ounce were $494 in fiscal 2005 compared with $380 in fiscal 2004. This increase was attributable primarily to overhead cost shared over a smaller base, due to the closure of shafts, a lower grade mined as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005 by 17%, due primarily to the lower grade, increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The rock hoisting capacity at the Brand 3 shaft is 50,000 tons per month. The average tons milled in fiscal 2006 was 33,750 tons per month.

     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 0.3 million tons (0.04 million ounces) will be sufficient for the Brand 3 operations to maintain underground production until approximately the end of fiscal 2007. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R6.3 million ($1.0 million) on capital expenditures at Brand 3 in fiscal 2006.

	Fiscal Year Ended June 30,
Brand 5	2006	2005(1)	2004(1)
Production
Tons (‘000)	3	—	153
Recovered grade (ounces/ton)	0.156	0	0.126
Gold sold (ounces)	469	33	19,262
Results of operations($)
Product sales (‘000)	236	8	7,442
Cash cost (‘000)	975	2,120	13,331
Cash profit (‘000)	(739)	(2,112)	(5,889)
Cash costs
Per ounce of gold($)	2,079	64,242	692
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     The Brand 5 shaft was placed on care and maintenance during the quarter ended September 30, 2003, this will remain in place until market conditions are more favorable or more economical parts of the orebody are discovered.
     The few tons milled during 2006 were due to vamping of mud while cleaning the underground dams. Water is pumped on the shaft and the dams are cleared and cleaned periodically.
     Capital Expenditure. Harmony incurred no capital expenditures at Brand 5 in fiscal 2006 and no capital expenditures are foreseen for fiscal 2007.

	Fiscal Year Ended
	June 30,
Orkney 1	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	3
Recovered grade (ounces/ton)	—	—	0.107
Gold sold (ounces)	—	—	322
Results of operations($)
Product sales (‘000)	—	—	123
Cash cost (‘000)	—	—	194
Cash profit (‘000)	—	—	(71)

	Fiscal Year Ended
	June 30,
Orkney 1	2006	2005(1)	2004(1)
Cash costs
Per ounce of gold($)	—	—	602
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Orkney 1 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of operations.

	Fiscal Year Ended June 30,
Orkney 2	2006	2005(1)	2004(1)
Production
Tons (‘000)	347	413	387
Recovered grade (ounces/ton)	0.201	0.190	0.210
Gold sold (ounces)	69,877	78,449	81,434
Results of operations($)
Product sales (‘000)	36,589	33,279	31,435
Cash cost (‘000)	29,716	31,495	25,026
Cash profit (‘000)	6,873	1,784	6,409
Cash costs
Per ounce of gold($)	425	401	307
Capex (‘000)($)	2,380	1,443	1,866

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Orkney 2 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 only reflects for a period of nine months of operations.
     Tons milled from the Orkney 2 shaft were 347,000 in fiscal 2006, compared with 413,000 in fiscal 2005. The decrease in tons milled was primarily due to seismic events in August 2005 resulting in the loss of face length flexibility and volume. Ounces sold were 69,877 in fiscal 2006, compared with 78,449 in fiscal 2005. The decrease in ounces sold is primarily attributed to the lower production, mainly due to the completion of the shaft pillar and other bigger pillars. Recovered grade was 0.201 in fiscal 2006, compared with 0.190 in fiscal 2005.
     Cash costs were $29,716,000 in fiscal 2006 compared with $31,495,000 in fiscal 2005.Cash costs per ounce was $425 in fiscal 2006 compared with $401 in fiscal 2005. This increase was attributable primarily to additional labor hours. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 9%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs were $31,495,000 in fiscal 2005 compared with $25,026,000 in fiscal 2004.Cash costs per ounce was $401 in fiscal 2005 compared with $307 in fiscal 2004. This increase was attributable primarily to additional labor costs, a lower grade mined as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005 by 17%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The rock hoisting capacity at the Orkney 2 shaft is 45,000 tons per month. The average tons milled in fiscal 2006 were 28,917 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable reserves of 1.6 million tons (0.4 million ounces) will be sufficient for the Orkney 2 operations to maintain underground production until approximately calendar year 2011. Any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations. See Item 3. “Key information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred R15.1 million ($2.4 million) in on-going capital expenditures at Orkney 2 in fiscal 2006 and has budgeted R34.6 million ($4.8 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development.

	Fiscal Year Ended June 30,
Orkney 3	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	137
Recovered grade (ounces/ton)	—	—	0.083
Gold sold (ounces)	—	—	11,413
Results of operations($)
Product sales (‘000)	—	—	4,425
Cash cost (‘000)	—	—	6,440
Cash profit (‘000)	—	—	(2,015)
Cash costs
Per ounce of gold($)	—	—	564
Capex (‘000)($)	—	—	464

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Orkney 3 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of operations. The shaft was placed on care and maintenance in fiscal 2004 and had no production in fiscal 2005 or 2006.

	Fiscal Year Ended June 30,
Orkney 4	2006	2005(1)	2004(1)
Production
Tons (‘000)	406	455	401
Recovered grade (ounces/ton)	0.145	0.169	0.169
Gold sold (ounces)	58,897	76,971	67,931
Results of operations($)
Product sales (‘000)	31,117	32,720	26,269
Cash cost (‘000)	29,273	29,616	19,543
Cash profit (‘000)	1,844	3,104	6,726
Cash costs
Per ounce of gold($)	497	385	288
Capex (‘000)($)	4,759	915	860

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Orkney 4 shaft were 406,000 in fiscal 2006, compared with 455,000 in fiscal 2005. The decrease in tons milled was primarily due to shaft ore pass scaling and seismicity experienced in the shaft pillar area. Ounces sold were 58,897 in fiscal 2006, compared with 76,971 in fiscal 2005. The decrease in ounces sold is primarily attributed to the decrease in production and a decrease in the recovery grade.The decrease in recovered grade from 0.169 in fiscal 2005 to 0.145 in fiscal 2006 is mainly attributable to a switch in production as a result of seismicity experienced from the higher grade shaft pillar to lower grade areas.
     Cash costs were $29,273,000 in fiscal 2006 compared with $29,616,000 in fiscal 2005. This decrease was attributable primarily to the lower production volumes. Cash costs per ounce were $497 in fiscal 2006 compared with $385 in fiscal 2005. This increase was mainly as a result of the reduced volumes. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 33%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs were $29,616,000 in fiscal 2005 compared with $19,543,000 in fiscal 2004. Cash costs per ounce were $385 in fiscal 2005 compared with $288 in fiscal 2004. This increase was attributable primarily to increased labor cost and the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005 by 20%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The rock hoisting capacity at the Orkney 4 shaft is 39,000 tons per month. The average tons milled in fiscal 2006 were 33,833 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable reserves of 3.3 million tons (0.5 million ounces) will be sufficient for the Orkney 4 operations to maintain underground production until approximately calendar year 2013. Any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations. See Item 3. “Key information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R30.3 million ($4.8 million) in capital expenditures at Orkney 4 in the fiscal year ended June 30, 2006, primarily on extraction of the no. 3 shaft pillar via the no. 4 shaft water pump column project and has budgeted R51.4 million ($7.1 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for ongoing development and no. 4 mid shaft loading system.

	Fiscal Year Ended June 30,
Orkney 6	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	157
Recovered grade (ounces/ton)	—	—	0.070
Gold sold (ounces)	—	—	11,060
Results of operations($)
Product sales (‘000)	—	—	4,304
Cash cost (‘000)	—	—	5,378
Cash profit (‘000)	—	—	(1,074)
Cash costs
Per ounce of gold($)	—	—	486
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Orkney 6 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was placed on care and maintenance in fiscal 2004 and there was no production during fiscal 2005 and 2006.

	Fiscal Year Ended June 30,
Orkney 7	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	28
Recovered grade (ounces/ton)	—	—	0.162
Gold sold (ounces)	—	—	4,533
Results of operations($)
Product sales (‘000)	—	—	1,760
Cash cost (‘000)	—	—	1,970
Cash profit (‘000)	—	—	(210)
Cash costs
Per ounce of gold($)	—	—	435
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Orkney 7 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005 and 2006. During fiscal 2006, Harmony approved the re-opening the shaft. It is expected that the shaft would start producing in the first quarter of fiscal 2007.

	Fiscal Year Ended June 30,
Saaiplaas 3	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	30	254
Recovered grade (ounces/ton)	—	0.085	0.105
Gold sold (ounces)	—	2,541	26,783
Results of operations($)
Product sales (‘000)	—	1,026	10,331
Cash cost (‘000)	—	4,831	13,485
Cash profit (‘000)	—	(3,805)	(3,154)
Cash costs
Per ounce of gold($)	—	1,901	503
Capex (‘000)($)	—	4	200

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
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
     Capital Expenditure. Harmony incurred no capital expenditures at the Saaiplaas 3 shaft in fiscal 2006. No capital expenditures are expected in fiscal 2007.

	Fiscal Year Ended June 30,
Welkom 1	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	21	159
Recovered grade (ounces/ton)	—	0.130	0.121
Gold sold (ounces)	—	2,734	19,226
Results of operations($)
Product sales (‘000)	—	1,164	7,415
Cash cost (‘000)	—	1,604	9,939
Cash profit (‘000)	—	(440)	(2,524)
Cash costs
Per ounce of gold($)	—	587	517
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Welkom 1 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are only for a period of nine months of production.
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
     Capital Expenditure. Harmony incurred no capital expenditures at Welkom 1 in fiscal 2006 and has not budgeted for any capital expenditure at the Welkom 1 shaft in fiscal 2007.

	Fiscal Year Ended June 30,
Welkom 2	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	12
Recovered grade (ounces/ton)	—	—	0.113
Gold sold (ounces)	—	—	1,350
Results of operations($)
Product sales (‘000)	—	—	525
Cash cost (‘000)	—	—	547
Cash profit (‘000)	—	—	(22)
Cash costs
Per ounce of gold($)	—	—	405
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Harmony acquired Welkom 2 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005 or 2006.

	Fiscal Year Ended June 30,
Welkom 3	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	15
Recovered grade (ounces/ton)	—	—	0.101
Gold sold (ounces)	—	—	1,511
Results of operations($)
Product sales (‘000)	—	—	592
Cash cost (‘000)	—	—	581
Cash profit (‘000)	—	—	11
Cash costs
Per ounce of gold($)	—	—	385
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Welkom 3 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005 or 2006.

	Fiscal Year Ended June 30,
Welkom 4	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	13
Recovered grade (ounces/ton)	—	—	0.302
Gold sold (ounces)	—	—	3,922
Results of operations($)
Product sales (‘000)	—	—	1,531
Cash cost (‘000)	—	—	1,496
Cash profit (‘000)	—	—	35
Cash costs
Per ounce of gold($)	—	—	381
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Harmony acquired Welkom 4 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005 or 2006.

	Fiscal Year Ended June 30,
Welkom 6	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	24
Recovered grade (ounces/ton)	—	—	0.100
Gold sold (ounces)	—	—	2,411
Results of operations($)
Product sales (‘000)	—	—	935
Cash cost (‘000)	—	—	894
Cash profit (‘000)	—	—	41
Cash costs
Per ounce of gold($)	—	—	371
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Harmony acquired Welkom 6 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005 or 2006.

	Fiscal Year Ended June 30,
Welkom 7	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	88
Recovered grade (ounces/ton)	—	—	0.113
Gold sold (ounces)	—	—	9,902
Results of operations($)
Product sales (‘000)	—	—	3,890
Cash cost (‘000)	—	—	3,566
Cash profit (‘000)	—	—	324
Cash costs
Per ounce of gold($)	—	—	360
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Harmony acquired Welkom 7 as part of the ARMgold merger on September 22, 2003, therefore the results for fiscal 2004 are for a period of nine months of production. The shaft was mined by a contractor during the first quarter of fiscal 2004, was then placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005 or 2006.
Growth assets
     The following chart details the operating and production results from underground operations for all identified Growth assets for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
	2006	2005(1)	2004(1)
Production
Tons (‘000)	1,502	1,545	2,004
Recovered grade (ounces/ton)	0.143	0.168	0.158
Gold sold (ounces)	214,460	260,066	315,815
Results of operations($)
Product sales (‘000)	113,391	111,055	121,744
Cash cost (‘000)	113,671	112,172	111,173
Cash profit (‘000)	(280)	(1,117)	10,571
Cash costs
Per ounce of gold($)	530	431	352
Capex (‘000)($)	78,076	73,458	59,751

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Growth assets decreased to 1,502,000 in fiscal 2006, compared with 1,545,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter) and as a result of flexibility problems.Ounces sold decreased to 214,460 in fiscal 2005, compared with 260,066 in fiscal 2005, primarily due to the decrease in tons milled. Recovered grade decreased from 0.168 in fiscal 2005 to 0.143 in fiscal 2006.
     Gold sales increased to $113,391,000 in fiscal 2006, compared with $111,055,000 in fiscal 2005 due primarily to the higher average gold price received in fiscal 2006. Cash costs for the Growth assets were $530 per ounce of gold in fiscal 2006, compared with $431 per ounce of gold in fiscal 2005. This increase was mainly as a result of the reduced volumes. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 27%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from Growth assets decreased to 1,545,000 in fiscal 2005, compared with 2,004,000 in fiscal 2004. Ounces sold decreased to 260,066 in fiscal 2005, compared with 315,815 fiscal 2004, primarily due to the decrease in tons milled. Recovered grade increased from 0.158 in fiscal 2004 to 0.168 in fiscal 2005.
     Gold sales decreased to $111,055,000 in fiscal 2005, compared with $121,744,000 in fiscal 2004. Cash costs for the Growth assets were $431 per ounce of gold in fiscal 2005, compared with $352 per ounce of gold in fiscal 2004.
     Refer to the following charts for detail on the operating and production results of individual Growth assets for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
Elandsrand	2006	2005(1)	2004(1)
Production
Tons (‘000)	987	1,019	1,437
Recovered grade (ounces/ton)	0.173	0.204	0.174
Gold sold (ounces)	170,867	207,371	250,581
Results of operations($)
Product sales (‘000)	90,097	88,577	96,831
Cash cost (‘000)	89,349	88,599	90,627
Cash profit (‘000)	748	(22)	(6,204)
Cash costs
Per ounce of gold($)	523	427	362
Capex (‘000)($)	30,523	26,081	26,087

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Elandsrand shaft were 987,000 in fiscal 2006, compared with 1,019,000 in fiscal 2005, and ounces sold were 170,867 in fiscal 2006, compared with 207,371 in fiscal 2005. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter), and the continued lack of flexibility in face length to deal with erratic face grades and seismicity. Recovered grades decline during the second half of fiscal 2006 as a result of having to mill higher levels of waste rock from February to May 2006, resulting in an average of 0.173 in fiscal 2006, comparing to the average of 0.204 in fiscal 2005.
     The reduction in ounces produced was the main contributor to the increase in cash cost from $427 per ounce in fiscal 2005 to $523 per ounce in fiscal 2006. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 26%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     The reduction in ounces produced, together with the 7% appreciation of the Rand against the US dollar were the main contributors to the increase in cash cost from $362 per ounce in fiscal 2004 to $427 per ounce in fiscal 2005. See Item 5. “Operating and Financial Review and Prospects Exchange Rates” to see the effect that the 7% appreciation of the Rand, against the US dollar had on the dollar cost of the company. If expressed in Rand terms, cost have increased in fiscal

2005 by 6% due to the reduction in ounces and the increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     Elandsrand currently operates one production shaft, with a current hoisting capacity of 190,000 tons per month which will increase to an optimal rock hoisting capacity of 331,000 tons per month once the Elandsand New Mine Project is complete. The average tons milled in fiscal 2006 was 82,250 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 32.4 million tons (6.9 million ounces) will be sufficient for the Elandsrand shaft to maintain underground production until approximately calendar year 2025. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Elandsrand New Mine Project. The project, initiated by AngloGold Ashanti in 1991, was intended to increase the life of mine by exploiting the southern portion of the lease area between 3,000 — 3,600 meters below surface. This will be achieved by deepening the sub-vertical and ventilation shafts. During fiscal 2004, the payshoot, which was mined on the shallower levels of the old mine, was exposed on levels 102 and 105. Production from level 102 started in January 2004. The main sub-station on 113 level was commissioned and installed during the year. The sinking of the No. 2 service shaft progressed to 48, from 105 level, while the winder chamber for the No. 3 service shaft was completed. Haulage and return airways on 109 and 113 levels continued to progress well, despite a six month stoppage at 113 level owing to methane gas being expelled from the transition zone after transvering the Cobra Dyke. Both levels managed to achieve 3.647m.
     Capital Expenditure. Harmony incurred approximately R194.2 ($30.5 million) in capital expenditures at the Elandsrand operations in fiscal 2006 mainly for the sub shaft deepening project. Harmony has budgeted R265.1 million ($37 million, using the closing rate at balance sheet date) for capital expenditures at the Elandsrand operations in fiscal 2007, primarily for the sub shaft deepening project and ongoing development. See “South African Operations — General — Elandskraal Operations.”

	Fiscal Year Ended June 30,
Doornkop	2006	2005(1)	2004(1)
Production
Tons (‘000)	515	526	567
Recovered grade (ounces/ton)	0.085	0.100	0.115
Gold sold (ounces)	43,593	52,695	65,234
Results of operations($)
Product sales (‘000)	23,294	22,478	24,913
Cash cost (‘000)	24,322	23,573	20,546
Cash profit (‘000)	(1,028)	(1,095)	4,367
Cash costs
Per ounce of gold($)	558	447	315
Capex (‘000)($)	26,031	28,621	16,819

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Doornkop shaft were 515,000 in fiscal 2006, compared with 526,000 in fiscal 2005. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter). Ounces sold were 43,593 in fiscal 2006, compared with 52,695 in fiscal 2005. This decrease in ounces sold was primarily due to the lower recovered grade and decrease in tons milled. The recovered grade deteriorated to 0.085 in fiscal 2005, compared with 0.100 in fiscal 2005, due to the depletion of certain high grade panels.
     Cash costs per ounce of gold were $558 in fiscal 2006, compared with $447 in fiscal 2005. This increase was attributable primarily to the lower production volumes and the lower recovered grade. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 28%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs per ounce of gold were $447 in fiscal 2005, compared with $315 in fiscal 2004. This increase was attributable primarily to the lower production volumes and the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2005 by 27%, due primarily to the lower grade in volumes produced, as well as increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     The hoisting capacity of the Doornkop shaft is 220,000 tons per month. The average tons milled in fiscal 2006 were 42,917 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 1.9 million tons (0.3 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2017. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Doornkop South Reef Project. The project involves the deepening of the Doornkop mine shaft to 1,973m to mine the South Reef and development towards the mining areas. The South Reef lies between 1,650m and 2,000m below surface. Sinking operations continued during the year with two separate sinking operations at different elevations in the same shaft. The top portion of the sinking operation has now progressed to 60m away from 192 level, with the bottom portion of the sinking operation completion up to 212 level. Shaft sinking should be concluded in the third quarter of 2007. The sub-vertical shaft was modified into a dual conveyance shaft during 2006, increasing the hoisting capacity to 30,000 tons per month.
     Capital Expenditure. Harmony incurred approximately R165.6 million ($26.0 million) in capital expenditures at the Doornkop project in fiscal 2006, primarily for the expansion and deepening of the shaft. Harmony has budgeted R218.6 million ($30.6 million calculated at the closing rate at balance sheet date) for capital expenditures at the Doornkop shaft in fiscal 2007, primarily for the expansion of the shaft. See “South African Operations — General — Randfontein Operations.”

Fiscal Year Ended June 30,
Phakisa	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	—
Recovered grade (ounces/ton)	—	—	—
Gold sold (ounces)	—	—	—
Results of operations($)
Product sales (‘000)	—	—	—
Cash cost (‘000)	—	—	—
Cash profit (‘000)	—	—	—
Cash costs
Per ounce of gold($)	—	—	—
Capex (‘000)($)	21,522	18,756	16,845

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     The expected capacity of the Phakisa shaft will be 126,766 tons per month. Phakisa has no rock hoisting facilities and all rock will be transported via a railveyor system on 55 level to the Nyala mine for hoisting to surface.
     On a simplistic basis reported proven and probable underground ore reserves of 21.7 million tons (5.1 million ounces) will be sufficient for the Phakisa shaft to, once production commence, maintain production until approximately fiscal 2027. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Phakisa Shaft Project. The project involves the establishment of infrastructure and the sinking and equipping of a primary shaft to a depth of 2,427m below surface. The mine will have five production levels (66, 69, 71, 73 and 75 levels) where access development will take place. 75 level will be host to a 1,500m, 9 degree twin decline, with another five levels (77, 79, 81, 83 and 85) where access development will be done towards the reef horizon. Good progress was achieved during the year, with the equipping of the shaft from surface to 55 level ran concurrently with the installation of the Koeppe Winder, both of which were completed in December 2005. Access to all levels enabled the continued installation of shaft pipes from 55 level to 73 level, station civil construction on 73, 75 and 77 levels, and the installation of water control, sling and rock handling equipment to 77 level. The Railveyor pilot plant was installed at Nyala shaft and rigorously tested. Starting in April 2006, commercial process began with the fabrication and installation of the conveyance over 5km on 55 level between Phakisa and Nyala shafts. Commissioning date is expected to be October 2006.
     Capital Expenditure. Harmony incurred approximately R136.9 million ($21.5 million) in capital expenditures at the Phakisa operations in the fiscal year ended June 30, 2006. Harmony has budgeted Rand 189 million ($26.4 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for the establishing and development of the shaft. See “South African Operations — General — Free Gold Operations.”
Surface Operations
     The following chart details the operating and production results from surface operations for all identified operations for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
	2006	2005(1)	2004(1)
Production
Tons (‘000)	3,984	6,528	11,026
Recovered grade (ounces/ton)	0.029	0.029	0.019
Gold sold (ounces)	116,388	188,904	208,744
Results of operations($)
Product sales (‘000)	59,833	80,222	80,321
Cash cost (‘000)	49,543	73,679	71,498
Cash profit (‘000)	10,290	(6,543)	8,823
Cash costs
Per ounce of gold($)	426	390	343
Capex (‘000)($)	13,259	5,675	14,099

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from surface shafts decreased to 3,984,000 in fiscal 2006, compared with 6,528,000 in fiscal 2005. Ounces sold decreased to 116,388 in fiscal 2006, compared with 188,904 in fiscal 2005, primarily due to the decrease in tons milled. Recovered grade remained constant at 0.029 in fiscal 2005 to 0.029 in fiscal 2006.
     Gold sales decreased to $59,833,000 in fiscal 2006, compared with $80,222,000 in fiscal 2005.
     Cash costs for the surface shafts were $426 per ounce of gold in fiscal 2006, compared with $390 per ounce of gold in fiscal 2005. This increase was mainly due to the significant decrease in volumes produced.
     Tons milled from surface shafts decreased to 6,528,000 in fiscal 2005, compared with 11,026,000 in fiscal 2004. Ounces sold decreased to 188,904 in fiscal 2005, compared with 208,744 in fiscal 2004, primarily due to the decrease in tons milled. Recovered grade increased from 0.019 in fiscal 2004 to 0.029 in fiscal 2005.
     Gold sales decreased slightly to $80,222,000 in fiscal 2005, compared with $80,321,000 fiscal 2004.
     Cash costs for the surface shafts were $390 per ounce of gold in fiscal 2005, compared with $343 per ounce of gold in fiscal 2004.
     Refer to the following charts for detail on the operating and production results of individual surface operations for fiscal 2006, 2005 and 2004:

	Fiscal Year Ended June 30,
Kalgold	2006	2005(1)	2004(1)
Production
Tons (‘000)	2,008	1,855	1,530
Recovered grade (ounces/ton)	0.038	0.058	0.054
Gold sold (ounces)	77,071	108,195	82,756
Results of operations($)
Product sales (‘000)	39,341	46,331	31,532
Cash cost (‘000)	31,740	40,341	28,511
Cash profit (‘000)	7,601	(5,990)	3,021
Cash costs
Per ounce of gold($)	412	373	345
Capex (‘000)($)	389	(4,145)	4,405

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Ounces sold decreased to 77,071 in fiscal 2006, compared with 108,195 in fiscal 2005, primarily due to the lower recovered grade. Tons milled increased from 1,855,000 in fiscal 2005 to 2,008,000 in fiscal 2006. These increases were due to processing from the strategic stockpiles while work in the D Zone was stopped. Recovered grade decreased to 0.038 in fiscal 2006, compared with 0.058 in fiscal 2005. Due to unstable ground conditions on the eastern wall of the higher grade D Zone put, work was stopped in this section during the December quarter. Mining only continued in the lower grade A Zone and from strategic stockpiles for the remainder of fiscal 2006, thus reducing average recovered grade for the year. Mining of the D Zone is expected to resume during the September 2006 quarter, albeit on a small scale.
     Cash costs at Kalgold were $412 per ounce in fiscal 2006, compared with $373 per ounce in fiscal 2005. This increase was due to the lower volumes produced. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 14%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Cash costs at Kalgold were $373 per ounce in fiscal 2005, compared with $345 per ounce in fiscal 2004. This increase was due to the impairment of the deferred stripping asset as well as the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have decreased in fiscal 2005 by 3%.
     The processing capacity of the Kalgold operation is 165,000 tons per month. The average tons milled in fiscal 2006 were 167,333 tons per month.
     Active use of heap leaching was discontinued in July 2001; however, Harmony expects to apply leaching solution occasionally in the future to recover any available gold.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 9.4 million tons (0.3 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2010. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Capital Expenditure. Harmony incurred approximately R2.5 million ($0.4 million) in capital expenditures at the Kalgold operations in the fiscal year ended June 30, 2006. Harmony has budgeted R3.1 million ($0.4 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2007, primarily for exploration drilling.

	Fiscal Year Ended June 30,
Elandsrand	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	451
Recovered grade (ounces/ton)	—	—	0.012
Gold sold (ounces)	—	—	5,301

	Fiscal Year Ended June 30,
Elandsrand	2006	2005(1)	2004(1)
Results of operations($)
Product sales (‘000)	—	—	2,047
Cash cost (‘000)	—	—	2,640
Cash profit (‘000)	—	—	(593)
Cash costs
Per ounce of gold($)	—	—	498
Capex (‘000)($)	—	7	294

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     The treatment of the surface sources and the production thereof became uneconomical and was discontinued during January 2004 as a result of decreased efficiency, the low recovery grades and the reduction in the Rand gold price. The treatment of the rock dump was completed during the quarter ended December 31, 2003.

	Fiscal Year Ended June 30,
Evander	2006	2005(1)	2004(1)
Production
Tons (‘000)	—	—	101
Recovered grade (ounces/ton)	—	—	0.019
Gold sold (ounces)	—	—	1,961
Results of operations($)
Product sales (‘000)	—	—	756
Cash cost (‘000)	—	—	496
Cash profit (‘000)	—	—	260
Cash costs
Per ounce of gold($)	—	—	253
Capex (‘000)($)	—	—	2,367

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     The treatment of the surface sources became uneconomical and was discontinued during January 2004 as a result of decreased efficiency, the low recovery grades and the reduction in the Rand gold price.

	Fiscal Year Ended June 30,
Freegold	2006	2005(1)	2004(1)
Production
Tons (‘000)	336	1,361	4,148
Recovered grade (ounces/ton)	0.033	0.027	0.018
Gold sold (ounces)	11,019	36,420	73,122
Results of operations($)
Product sales (‘000)	5,366	15,407	28,507
Cash cost (‘000)	5,386	15,436	23,972
Cash profit (‘000)	(20)	(29)	4,535
Cash costs Per ounce of gold($)	489	424	328
Capex (‘000)($)	340	314	21

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from surface operations continued to decrease to 336,000 in fiscal 2006, compared with 1,361,000 in fiscal 2005 due to the decision taken in fiscal 2004 to discontinue treating surface sources as a result of the prevailing Rand gold price. Even though the recovered grade increased to 0.033 in fiscal 2006, compared with 0.027 in fiscal 2005, ounces sold decreased to 11,019 in fiscal 2006, compared with 36,420 in fiscal 2005, primarily due to the lower tons milled.
     Cash costs were $5,386,000 in fiscal 2006, compared with $15,436,000 in fiscal 2005. Cash costs per ounce were $489 in fiscal 2006, compared with $424 in fiscal 2005. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 19%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.”
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
     Cash costs were $15,436,000 in fiscal 2005, compared with $23,972,000 in fiscal 2004. Cash costs per ounce were $424 in fiscal 2005, compared with $328 in fiscal 2004. The continuous increase in cost is a result of the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2005 by 16%, due primarily to increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     Harmony’s 50% interest in the sale of gold from Free Gold that was excluded as a result of equity accounting amounted to 11,930 ounces in the first quarter of fiscal 2004.
     Capital Expenditure. Harmony incurred approximately R2.2 million ($0.3 million) in general capital expenditures at the Freegold operations in the fiscal year ended June 30, 2006. No capital expenditures are expected for fiscal 2007.

	Fiscal Year Ended June 30,
Free State	2006	2005(1)	2004(1)
Production
Tons (‘000)	897	467	2,368
Recovered grade (ounces/ton)	0.018	0.020	0.011
Gold sold (ounces)	15,902	9,542	26,732

	Fiscal Year Ended June 30,
Free State	2006	2005(1)	2004(1)
Results of operations($)
Product sales (‘000)	8,614	3,720	10,215
Cash cost (‘000)	6,427	3,318	9,289
Cash profit (‘000)	2,187	402	926
Cash costs
Per ounce of gold($)	404	348	347
Capex (‘000)($)	3,818	1,589	2,501

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from the Free State surface operations were 897,000 in fiscal 2006, compared with 467,000 in fiscal 2005, primarily due tothe conversion of Saaiplaas plant from a underground treatment plant to a surface treatment plant. The recovered grade decreased to 0.018 in fiscal 2006, compared with 0.020 in fiscal 2005. Ounces sold increased to 15,902 in fiscal 2006, compared with 9,542 in fiscal 2005, primarily due to the increase in tons milled.
     Cash costs were $6,427,000 in fiscal 2006, compared with $3,318,000 in fiscal 2005. This increase is attributable primarily to higher volumes being treated. Cash costs per ounce increased during fiscal 2006 to $404 per ounce, compared with $348 in fiscal 2005. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 19%, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
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
     Capital Expenditure. Harmony incurred approximately R24.3 million ($3.8 million) in capital expenditures at the Free State operations in fiscal 2006. Harmony has no budgeted capital expenditures for the Free State operations for fiscal 2007.

	Fiscal Year Ended June 30,
Randfontein	2006	2005(1)	2004(1)
Production
Tons (‘000)	539	2,757	2,428
Recovered grade (ounces/ton)	0.022	0.012	0.008
Gold sold (ounces)	11,650	33,397	18,872
Results of operations($)
Product sales (‘000)	6,108	14,185	7,264
Cash cost (‘000)	5,022	14,117	6,590
Cash profit (‘000)	1,086	68	674
Cash costs
Per ounce of gold($)	431	423	349
Capex (‘000)($)	8,712	6,120	4,511

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Currently, Randfontein’s surface operations are focused on the recovery of gold from areas previously involved in processing, including waste rock dumps and tailings dams (slimes and sand).
     Tons milled from Randfontein’s surface operations decreased to 539,000 in fiscal 2006, compared with 2,757,000 in fiscal 2005, primarily due to plant capacity constraints as higher grade underground materials were given preference. Ounces sold were 11,650 in fiscal 2006 compared with 33,397 in fiscal 2005. Recovered grade was 0.022 in fiscal 2006 compared with 0.012 in fiscal 2005.
     The surface sources are run as a separate business with dedicated management staff. In fiscal 2006, cash costs increased to $431 per ounce from $423 per ounce in fiscal 2005. This increase was attributable primarily to the decreased production volumes. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 5%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from Randfontein’s surface operations increased to 2,757,000 in fiscal 2005, compared with 2,428,000 in fiscal 2004, primarily due to more capacity as a result of the reduction in reef tons. Ounces sold were 33,397 in fiscal 2005 compared with 18,872 in fiscal 2004. Recovered grade was 0.012 in fiscal 2005 compared with 0.008 in fiscal 2004.
     In fiscal 2005, cash costs increased to $423 per ounce from $349 per ounce in fiscal 2004. This increase was attributable primarily to the increased treatment costs due to the change in mix of surface tons and the 7% appreciation of the Rand against the US dollar, which caused a significant increase when these costs were translated into US dollars. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce would have increased in fiscal 2005 by 9%, due primarily to the reduction of relatively lower-cost, higher-grade production from the open cast operations and increases in the costs of labor and supplies due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable surface reserves of 2.1 million tons (0.04 million ounces) would be sufficient for the Randfontein operations to maintain surface production until approximately the end of fiscal 2014. Future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates”.
     Capital Expenditure. Harmony incurred approximately R55.4 million ($8.7 million) in capital expenditures at the Randfontein operations in fiscal 2006, primarily on the upgrading of the Doornkop plant and surface dump sampling. No capital expenditures are expected for fiscal 2007

	Fiscal Year Ended June 30,
Target	2006	2005(1)	2004(1)
Production
Tons (‘000)	204	88	—
Recovered grade (ounces/ton)	0.004	0.015	—
Gold sold (ounces)	746	1,350	—

	Fiscal Year Ended June 30,
Target	2006	2005(1)	2004(1)
Results of operations($)
Product sales (‘000)	404	579	—
Cash cost (‘000)	968	467	—
Cash profit (‘000)	(564)	112	—
Cash costs
Per ounce of gold($)	1,298	346	—
Capex (‘000)($)	—	1,790	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.
     Tons milled from Target’s surface operations increased to 204,000 in fiscal 2006 from 88,000 in fiscal 2005. This increase was as a result of the strategic decision to utilize the Target Plant to full capacity. The decrease in volumes from underground sources was compensated by the increase in surface tons milled. Ounces sold decreased to 746 in fiscal 2006 compared to 1,350 in fiscal 2005, primarily as a result of the substantial decrease in recovered grade from 0.015 in fiscal 2005 to 0.004 in fiscal 2006. This decrease in grade is a result of an increased proportion of production coming from the lower grade Lorraine #3 shaft waste rock dump.
     The surface sources are run as a separate business with dedicated management staff. In fiscal 2005, cash costs amounted to $346 per ounce, versus $1,298 in fiscal 2006. This increase in cost per ounce is primarily as a result of the lower production ounces and higher transport costs.
     Capital Expenditure. Harmony incurred no capital expenditures at the Target surface operation in fiscal 2006. No capital expenditures are expected for fiscal 2007.
Australian Operations
Overview
     Harmony has two operational mines in Western Australia, namely the Mount Magnet operation and the South Kalgoorlie operation. These operations were acquired with the purchase of two Australian gold mining companies: New Hampton, acquired with effect from April 1, 2001, and Hill 50, acquired with effect from April 1, 2002. Through the New Hampton transaction described below, Harmony acquired two operations in Western Australia (Big Bell in the Murchison region and Jubilee in the Eastern Goldfields near Kalgoorlie), two processing plants associated with these operations and related exploration rights. The Big Bell operation subsequently ceased operating in July 2003, with its plant sold in November 2003, and the Jubilee operation was merged with the New Celebration operation, acquired in the Hill 50 transaction, to form the South Kalgoorlie operation. Through the Hill 50 transaction described below, Harmony acquired the Mt. Magnet operations in the Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie, two plants associated with these operations and related exploration rights. Abelle, whose major assets are located in Papua New Guinea, was acquired with effect May 1, 2003. Through the Abelle transaction, described below, Harmony acquired exploration projects in Australia, Papua New Guinea and Indonesia as well as the Gidgee operations in the Murchison region of Western Australia, and the plant associated with this operation. The Gidgee operation, the Indonesian and Australian exploration prospects of Abelle were subsequently sold.
     In an effort to increase efficiency and reduce corporate expenditures, we have integrated New Hampton’s Jubilee operations with Hill 50’s New Celebration operations to form the South Kalgoorlie operations and combined the corporate offices of New Hampton, Hill 50 and Abelle in Perth. Each of our Australian operations, Mt. Magnet and South Kalgoorlie, conducts surface mining (principally through open pit methods) and underground mining, with access through two declines at Mt. Magnet and one decline at South Kalgoorlie. Open pit mining at South Kalgoorlie ceased in fiscal 2006, while exploration work continued to identify new open pit sources. Additional open pit ore sources were discovered during fiscal 2006 and open pit mining will recommence at South Kal Mines during fiscal 2007. Mining at our Australian operations involves more mechanized mining than at our South African operations with the exception of operations at Target, which is also mechanized. Outside contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony’s management. As of June 30, 2006, Harmony’s Australian operations had 175 employees and 484 contractor employees.
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
     We report the New Hampton and Hill 50 operating and financial results together within an “Australian Operations” segment, which also includes Abelle, which is further segmented into the Mt. Magnet operations and the South Kalgoorlie operations. In fiscal 2006, the Australian operations accounted for approximately 9.7% of our total gold sales.
     Our Australian operations control exploration and mineral rights over a total area of approximately 264,505 hectares (653,592 acres), of which the active mining areas currently total approximately 173,147 hectares (427,846 acres).
     The following chart, set out in US dollars, details the operating and production results from our Australian operations for the past three fiscal years:

	Fiscal Year Ended June 30,
	2006	2005	2004(1)(2)
Production
Tons (‘000)	3,398	4,148	5,227
Recovered grade (ounces/ton)	0.068	0.072	0.065
Gold sold (ounces)	231,461	296,848	338,288
Results of operations($)
Product sales (‘000)	122,496	125,669	131,435
Cash cost (‘000)	96,950	100,178	110,475
Cash profit (‘000)	25,546	25,491	21,960
Cash costs
Per ounce of gold($)	419	337	327
Capex (‘000)($)	43,296	40,042	30,502

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policy and Estimates.” for further information on the effects of this change on Harmony.

(2)	Includes gold sales from Abelle’s Gidgee Operations for 5 months until November 2003.
     Tons milled from Australian operations were 3,398,000 in fiscal 2006, compared with 4,148,000 in fiscal 2005. This decrease was primarily due to lower production from open pits at Mt. Magnet and South Kalgoorlie Mines. Recovered grade from Australian operations was 0.068 ounces per ton, compared with 0.072 in fiscal 2005. This decrease was due to the treatment of significant quantities of low grade stockpiles at South Kalgoorlie Mines during the year. Cash costs for Australian operations were $419 per ounce of gold in fiscal 2006, compared with $337 per ounce of gold in fiscal 2005. This increase was due to higher underground and open pit contracting cost at both sites during the year, as well as decreased gold production levels.
     Tons milled from Australian operations were 4,148,000 in fiscal 2005, compared with 5,227,000 in fiscal 2004. This decrease was primarily due to lower production from the South Kalgoorlie open pit operations, where one mill was used for toll treatment and then placed on care and maintenance in fiscal 2005. Recovered grade from Australian operations was 0.072, compared with 0.065 in fiscal 2004. This increase was due to the higher ratio of underground to open pit tons milled. Cash costs for Australian operations were $337 per ounce of gold in fiscal 2005, compared with $327 per ounce of gold in fiscal 2004. This increase was attributable primarily to the higher cost of underground production from the Hill 50 mine in 2005, which more than offset the improvement in recovered grade.
     Capital expenditure: Net capital expenditure amounted to A$57.4 million (US$43.3 million) in fiscal 2006, most of which relates to on-mine decline development at Hill 50, the continuation of existing development at Mt. Marion underground mines, as well as the new decline at the new St. George underground mine at Mt. Magnet.
Big Bell Operations
     History. Gold mining at Big Bell commenced in 1937. The Big Bell mine closed in 1955 and reopened in early 1989. Normandy Mining acquired Big Bell in 1991 and New Hampton acquired the mine from Normandy Mining in 1999. Since the commencement of operations in 1937 to June 30, 2003, total gold sales from the Big Bell area exceed two million ounces. This mine ceased operating for the second time in July 2003, as continued low grades from underground had made the operation uneconomical, and for the rest of fiscal 2004 was subject to clean up and rehabilitation work. In November 2003, the plant was sold for approximately A$2.45 million. Most of the other assets and surface infrastructure have been allocated to our other mining operations in Australia or sold during fiscal 2004.
     Prospective tenements to the south of Cue, which were previously included under the Big Bell operations, have been allocated to the Mt. Magnet operations for open pit mining and included in their reserves during fiscal 2006. It was economical to transport ore from these sources to the Checker plant at Mt. Magnet, which is located approximately 80 kilometers away from Big Bell. Mining of some of these resources took place in fiscal 2006.
     Total revised rehabilitation costs of the site are estimated to be A$3.2 million (US$2.4 million). A detailed rehabilitation program has been put in place to ensure that the mining areas are rehabilitated to standards set by the Department of Industry and Resources in Australia. A$1.0 million (US$0.7 million) was spent on rehabilitation in fiscal 2006.
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
     Mining Operations. The Big Bell operations were engaged in both underground and open pit mining. These operations were subject to all of the underground and open pit mining risks detailed in the Risk Factors section. Underground mining at depths of up to 600 meters was conducted by way of a decline and a longhole sub-level caving method was employed. Contractors operated diesel powered mining equipment to transport ore up the decline and delivered it to the crusher pad. At the Cuddingwarra and Cue open pit operations, New Hampton employed outside contractors to extract ore with large earthmoving equipment. The open pits were situated on small ore bodies, which resulted in short mine lives (generally less than a year). As a result, we had to continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. See Item 3. “Key Information — Risk Factors — To maintain gold production beyond the expected lives of Harmony’s existing mines or increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
     The primary challenges facing the Big Bell operations were controlling costs in the underground mine and finding replacement ore reserves (particularly for short-lived open pits) through an aggressive exploration program. The Big Bell underground mine was also affected by seismic events and good geotechnical management was important to maintain safety and productivity. Mining at the lower levels of the Big Bell underground mine continued to yield disappointing results in fiscal 2003, with lower than expected grade. This ultimately led to the decision to close the operation in July 2003. Detailed below are the operating and production results, set out in US dollars, from operations at Big Bell for the last three fiscal years:

	Fiscal Year Ended June 30,
	2006	2005	2004(1)(2)
Production
Tons (‘000)	—	—	120
Recovered grade (ounces/ton)	—	—	0.096
Gold sold (ounces)	—	—	11,574
Results of operations($)
Product sales (‘000)	—	—	4,079
Cash cost (‘000)	—	—	3,713
Cash profit (‘000)	—	—	366
Cash costs
Per ounce of gold($)	—	—	321
Capex (‘000)($)	—	—	—

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

(2)	Production consists of plant clean up tons and ounces during July 2003. Big Bell ceased operations for the remainder of fiscal 2004 and was subject to cleanup and rehabilitation work.
     There has been no production in fiscal 2006 or 2005, as production ceased in July 2003 and the operation was only used to process clean up material (and therefore does not constitute production from mining) in fiscal 2004.
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
     Capital Expenditure. During fiscal 2006 no capital was spent on the mine and none is planned for fiscal 2007.

     Rehabilitation Expenditure. During fiscal 2006 A$1.0 million (US$0.7 million) was spent on rehabilitation.
Mt. Magnet Operations
     History. Mining at Mt. Magnet began after the discovery of gold in 1896. From that time to June 30, 2006, the Mt. Magnet area has produced approximately 5.6 million ounces. The Mt. Magnet operations, which we acquired in the Hill 50 transaction, are comprised of the Hill 50 and Star underground mines, production from which commenced in the late 1980s, nearby open pits and the processing of low grade ore from previously accumulated stockpiles. Production ceased at the Star underground mine in June 2005 and was replaced by St. George, a new underground mine.
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
     Underground operations at Mt. Magnet consist of the Hill 50 and St. George mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,300 meters in depth, is currently one of Australia’s deepest underground mines. The St. George Mine is approximately 300 meters in depth. Underground mining is conducted by decline tunnel access. The principal challenges facing the Hill 50 underground mine is its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. As a result, maintaining adequate grade remains a critical component of this mine. The same issues affected the Star underground mine, but due to its lower grade and variability of grade, it faced additional challenges. Because its orebody is difficult to define and require significantly better mining grades than those achieved to justify further investment in deepening the decline, a decision was taken in fiscal 2004 to stop the decline development at Star and put the mine in harvest mode. Continued exploration successes at the base of the Star underground mine enabled an extension to the life of this operation to June 2005 when mining finally ceased. The Star mine is currently on care and maintenance.
     With the closure of Star, the development of the new underground mine at the St. George open pit provided additional underground tonnage for the Mt. Magnet operations. Contracts for establishing the portal and start of development of the St. George underground mine were finalized in the first quarter of fiscal 2005, with underground development beginning in December 2005. The decline had advanced 610 meters from the portal by end of fiscal 2005, but development was hampered by poor ground conditions in the second half of the year. The first stope was mined in the second quarter of fiscal 2006. Open pit production was hindered by the delay in the startup of the Cue open pits until the last quarter of fiscal 2005 as a result of delayed mining approvals and extended contractor negotiations, although these were all resolved by end of fiscal 2005. Mining took place at these pits during fiscal 2006. During the last quarter of fiscal 2005, a decision was taken to reduce the throughput rate of the Checker mill to 125,192 tons per month, in order to ensure that the site can maintain a consistent blend of underground, open pit and low-grade feed stocks, and also concentrate on milling higher-grade sources. The mill operated at this reduced capacity during fiscal 2006.
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

     “Key Information — Risk Factors — To maintain gold production beyond the expected lives of Harmony’s existing mines or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
     As of June 30, 2006, the safety record at the Mt. Magnet operations compared favorably with Australian industry averages. Safety standards of Harmony Australia are being applied at the Mt. Magnet operations and it receives constant and high-level attention. Detailed below are the operating and production results, set out in US dollars, from operations at Mt. Magnet for the last three fiscal years:

	Fiscal Year Ended June 30,
	2006	2005	2004
Production
Tons (‘000)	1,918	2,743	3,058
Recovered grade (ounces/ton)	0.078	0.066	0.057
Gold sold (ounces)	148,822	181,233	173,228
Results of operations($)
Product sales (‘000)	80,090	77,242	67,714
Cash cost (‘000)	59,427	60,915	58,202
Cash profit (‘000)	20,663	16,327	9,512
Cash costs
Per ounce of gold($)	399	336	336
Capex (‘000)($)	22,651	15,652	13,596
     Tons milled in fiscal 2006 were 1,918,000 compared with 2,743,000 in fiscal 2005, and ounces sold in fiscal 2006 were 148,822, compared with 181,233 in fiscal 2005, mainly as a result of significantly less production from open pits during the year. Grade improved as a result of underground as well as open pit grade improving during the year.
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
     On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal 2006, the June 30, 2006 reported proven and probable ore reserves of 3.5 million tons (0.31 million ounces) for Mt. Magnet would be sufficient to maintain production until approximately fiscal 2008. However, because the Mt. Magnet operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Plant. The Mt. Magnet operations include one metallurgical plant. This plant was built in 1989 as a CIL plant and was upgraded in late 1999 to a CIP plant. Actual throughputs of the Mt. Magnet plant varies based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% oxide (soft) blend. The following table sets forth processing capacity and average tons milled during fiscal 2006 for the Mt. Magnet plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
Mt. Magnet	243,000	159,932
     In fiscal 2006, the Mt. Magnet plant recovered approximately 92.2% of the gold contained in the ore delivered for processing. A decision was taken in March 2005 to reduce throughput of the plant by taking one circuit offline, as is reflected in milling rates for fiscal 2006. This was done to process higher grade ore and extend mine life. Throughput for fiscal 2007 is estimated at 160,000 tons/month.
     Capital Expenditure. We spent approximately A$30.1 million (US$22.7 million) in capital expenditures at the Mt. Magnet operations during fiscal 2006, primarily for underground development, exploration and plants. We have budgeted approximately A$19.0 million ($14.2 million) for capital expenditures at the Mt. Magnet operations during fiscal 2007, principally for St. George underground development and continued development of the Hill 50 decline.
South Kalgoorlie Operations
     History. The South Kalgoorlie operations included several open pits at Jubilee and New Celebration, as well at the Mt. Marion underground mine at New Celebration. In the Jubilee area, two separate companies commenced gold mining by modern methods in 1987, although some sporadic mining of gold took place in the area in the late nineteenth century. The Jubilee operations were originally comprised of the large Jubilee open pit currently the subject of a feasibility study to determine whether it is economical to do a cutback on, but in recent years have also drawn on a number of smaller open pits. We acquired the Jubilee operations in the New Hampton transaction. The New Celebration operations were initially developed in 1987 by a third company exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest Mining Ltd. in June 2001. The Mt. Marion decline, which is the largest underground development at New Celebration, was established in 1998. We acquired the New Celebration operations, including the Mt. Marion underground mine, in the Hill 50 transaction. Open pit mining ceased at the South Kalgoorlie Mines at the end of fiscal 2005, with only low grade stockpiles treated during fiscal 2006 together with Mt. Marion ore. During fiscal 2007 open pit mining is expected to recommence at South Kalgoorlie Mines.
     Following the acquisitions of New Hampton and Hill 50, we integrated the Jubilee operations and New Celebration operations to form the South Kalgoorlie operations. Since the commencement of operations to June 30, 2005, total gold production from the mines in the South Kalgoorlie area exceeded 2.0 million ounces.
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
     At South Kalgoorlie Operations, during fiscal 2006, no open cast mining was conducted as surface operations at South Kal operations ceased in June 2005. Low grade stockpiles were processed during the year together with ore form the Mt. Marion underground, while exploration continued to identify new and additional open pit sources. As a result of the discovery of the Shirl prospect during fiscal 2006, which resulted in an open pit reserve of 50,000 ounces and 15 months mine life, together with an improved gold price environment, open pit mining is expected to recommence at South Kal Mines during fiscal 2007.

     The New Celebration plant was used for toll treatment from late 2003 through June 2004, after which toll milling ceased. The New Celebration plant which was on care and maintenance since toll milling ceased in June 2004 were sold during the year for A$ 3 million, with payment in full being received before end of the fiscal year. Harmony ore from both surface and underground sources is now treated at the Jubilee plant. For fiscal 2007, milling will consist of the treatment of lowgrade stockpiles, open pit sources as well as underground ore from Mt. Marion. The primary challenge facing the South Kalgoorlie operations is to identify adequate sources of low grade stockpiles or new open pit reserves to blend with ore from Mt. Marion. See Item 3. “Key Information — Risk Factors — To maintain or increase productivity materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
     The South Kalgoorlie operations also include the Mt. Marion underground mine. This mine faces challenges similar to those faced by the Mt. Magnet underground operations; however, depths at Mt. Marion are much shallower (740 meter vertical depth versus 1,300 meter vertical depth at Mt. Magnet). Mt. Marion is a decline mine that has switched to a longhole sub-level caving methodology. The purpose of this change in mining method is to better manage the geotechnical risks without diminishing returns from the mine. The Mt. Marion mine also is exposed to other risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting. During fiscal 2006 development of the Mt. Marion decline ceased, as the mine have reached its economic depth limit, and it is currently anticipated that mining of the underground will cease at the end of fiscal 2007.
     During fiscal 2006, the safety record at the South Kalgoorlie mines in terms of lost time frequency rate and fatality frequency rate compared favorably with the average for lost time injury frequency rates for underground metalliferous mines in Australia. Safety standards for our operations are being applied throughout the South Kalgoorlie operations and receives constant and high-level attention.
     Detailed below are the operating and production results, set out in US dollars, from the South Kalgoorlie operations for the last three fiscal years:

	Fiscal Year Ended June 30,
	2006	2005	2004
Production
Tons (‘000)	1,480	1,405	1,843
Recovered grade (ounces/ton)	0,056	0.082	0.065
Gold sold (ounces)	82,639	115,615	120,532
Results of operations($)
Product sales (‘000)	42,406	48,427	46,651
Cash cost (‘000)	37,523	39,263	38,848
Cash profit (‘000)	4,883	9,164	7,803
Cash costs
Per ounce of gold($)	454	340	322
Capex (‘000)($)	2,320	10,161	5,435
Tons milled in fiscal 2006 were 1,480,000 compared with 1,405,000 in fiscal 2005, and ounces sold in fiscal 2006 were 82,639 compared with 115,615 in fiscal 2005. This decrease in ounces, and increase in tons, were primarily attributable to open pit throughout for the year being replaced by low grade stockpiles, which also caused the reduction in grade.
     Tons milled in fiscal 2005 were 1,405,000 compared with 1,843,000 in fiscal 2004, and ounces sold in fiscal 2005 were 115,615, compared with 120,532 in fiscal 2004. This decrease in tons was primarily attributable to reduced open pit throughput for the year, with the New Celebration plant placed on care-and-maintenance. However, higher grade open pit material was processed during fiscal 2005 which resulted in the grade improving to 0.091, compared with 0.065 in fiscal 2004.
     On a simplistic basis (and assuming no additional reserves are identified) at the production level achieved in fiscal

2006, the June 30, 2006 reported proven and probable ore reserves of 4.4 million tons (0.27 million ounces) for the South Kalgoorlie operations would be sufficient to maintain production until approximately fiscal 2009. However, because the South Kalgoorlie operations consist of several different mining sections that are at various stages of maturity, it is expected that some sections will decrease production earlier than others. In addition, any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures may yield less gold under actual production conditions than Harmony currently estimates.”
     Plants. The South Kalgoorlie operations included two metallurgical plants, located at Jubilee and New Celebration. The Jubilee CIL treatment plant is capable of treating the planned production from the mining operations. Ore is hauled from the open pits, low grade stockpiles as well as the Mt. Marion underground mine to the treatment plant by conventional road trains.
     The New Celebration plant was commissioned in 1986 as a CIP plant and later upgraded in 1988 by the addition of a larger parallel circuit. The plant, previously on care and maintenance, was sold during fiscal 2006 for A$3.0 million. Actual throughputs of the South Kalgoorlie plants vary based upon the blend of oxide and sulfide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulfide) and 30% soft (oxide) blend.
     The following table sets forth processing capacity and average tons milled during fiscal 2006 for the South Kalgoorlie plants:

		Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2006
	(tons/month)	(tons/month)
Jubilee	122,000	123,353
New Celebration	138,000	*
     In fiscal 2006, the Jubilee plant recovered approximately 90.4% of the gold contained in the ore delivered for processing. (Processing volumes exceeded normal capacity at the Jubilee plant during fiscal 2006 as a result of the large quantity of low grade stockpiles treated during the year compared to the normal blend of open pit and underground ore in previous years).

*	The New Celebration plant was sold in fiscal 2006.
     Capital Expenditure. In fiscal 2006, we spent approximately A$3.1 million ($2.3 million) in capital expenditures at South Kalgoorlie, primarily for underground mine development and exploration, as well as major plant maintenance. This is significantly less than in previous years as a result of the Mt. Marion decline development stopping during the year. We budgeted approximately A$10.2 million ($7.63 million) for capital expenditures at the South Kalgoorlie operations during fiscal 2007, principally for open pit development, plant maintenance.
Burnside Joint Venture — Northern Territory Operations
     History. Since the discovery of gold in the Northern Territory of Australia in 1865 the state has produced more than 11 million ounces of gold. This production has come from three principal areas, the Tennant Creek field, the Granites-Tanami region and the Pine Creek Orogen, the latter having produced about 30% of the total. Harmony acquired gold mining interests in the Pine Creek Orogen (centered 150 kilometers south of Darwin) through the acquisition of Hill 50, in March 2002. Hill 50 had acquired 100% interest in the Maud Creek Gold Project (subsequently disposed of), near Katherine and 100% interest in gold resources surrounding the Brocks Creek processing plant. In April 2002, Hill 50 finalized a 50-50 joint venture agreement to form the Burnside Joint Venture with Northern Gold NL. This agreement merged the mining assets of both companies within a 30 kilometer radius of the Brocks Creek 1.1 million tons per year processing plant, which itself was an asset of the joint venture. In mid-2003, key tenements at the Pine Creek gold mining center were also acquired by the joint venture. On September 23, 2005, we announced that we reached agreement with Northern Gold NL on the divestment of our 50% stake in the Burnside Joint Venture for a consideration of A$24 million or R117 million, and subsequently disposed of our stake in the Joint Venture during fiscal 2006.
     Burnside Joint Venture. The principal objective of the Burnside Joint Venture was to explore, develop and treat gold ores within the jointly held tenement group. To this end, exploration, drilling and underground mine development were undertaken by the parties. The joint venture agreement was between Buffalo Creek Mines NL (a subsidiary of Hill 50) and Territory Goldfields NL (a subsidiary of Northern Gold NL). The parties formed a management company named Burnside Operations Pty Ltd to manage all mining and exploration matters of the joint venture. The Maud Creek Project was not subject to the Burnside Joint Venture and was 100% controlled by Harmony until its disposal by Harmony in fiscal 2005.
     The total area held by the Burnside Joint Venture under mining and exploration tenure was approximately 280,000 acres, of which 263,000 acres have been granted. The Maud Creek Project tenements comprised a total of approximately 87,000 acres, of which 53,000 acres have been granted.
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
     In fiscal 2003, two upper levels of the Zapopan Mine were developed by the joint venture by decline access. Approximately 12,125 tons of development ore was toll treated at an average grade of 0.21 ounces per ton, producing 2,600 ounces for the joint venture. The ore was free milling with 99% recoveries. Development on the decline had been stopped 125 meters below surface while further exploratory diamond drilling was done to extend the down plunge resource potential of the deposit. The decline is currently still on low cost care and maintenance, pending a mining decision. Approximately A$2.1 million was spent on capital development costs by the joint venture for fiscal 2005. Mining engineering studies, which started in fiscal 2003 to determine the optimum mining method and cost structure for the operation were completed in fiscal 2004. Firm, updated mining reserves as a result of these studies, as well as two successful drilling programs have indicated proven and probable reserves at the end of fiscal 05 of 272,601 tons at 0.38 ounces per ton, for 103,700 ounces of gold. This reserve estimate was based on a mine design comprising decline access from surface and mining of ore stopes primarily by standard cut and fill underground mining methods. The mine design and reserve estimate had been modeled to a depth of approximately 270 meters below surface.
     Exploratory drilling in the area has established various potential gold deposits. During fiscal 2004, the joint venture completed the Cosmo Deeps resource definition drilling program. A scoping study has commenced into the potential for Cosmo Deeps to support a substantial underground gold mining operation. Resource drilling at the Fountain Head deposit has confirmed the potential for a shallow open pit and further resource extensions. Various other satellite deposits within the Burnside Joint Venture was also drilled and modeled to supplement the current identified deposits. The fine grain size of the gold and its association with sulphide have refractory characteristics that require alternative methods of treatment.
     On August 5, 2004, the joint venture announced that it had acquired the Union Reefs Gold Project from Anglogold Ashanti Australia Ltd. for A$4 million to be paid by the joint venture partners. The Union Reefs gold project is located approximately 50 kilometers north of the Burnside JV’s Pine Creek mining leases and contains a well maintained 3.1 million tons per annum CIL gold plant (on care and maintenance since late 2003) and all related site infrastructure, which will now form the primary treatment facility for the Burnside JV’s gold resources. Concurrent with this acquisition the Brocks Creek gold plant was sold for A$0.85 million. The rationale for the acquisition was that the Union Reefs plant would have had lower recommissioning costs than the Brocks Creek plant lower milling costs which will enhance the economics and processing flexibility of the Burnside project. Harmony contributed A$1.8 million to joint venture expenditure in fiscal 2006.
     On September 23, 2005, Harmony entered into an agreement with Northern Gold NL on the divestment of our 50% stake in the Burnside Joint Venture for a consideration of A$24 million or R117 million. Northern Gold purchased Harmony’s sole purpose subsidiary which held Harmony’s interest in the Burnside Joint Venture and the management entity thereof. The purchase consideration of A$24 million (plus replacement of a A$1 million performance bond) is payable in tranches comprising (i) a non-refundable deposit of A$0.25 million; (ii) a cash payment of A$4.0 million and an issue of A$5.0 million of shares (20 million Northern Gold shares) on completion (within six months) and the replacement of a A$1.0 million performance bond; (iii) a cash payment of A$5.0 million and the issue of A$4.4 million shares (at an issue price equal to the higher of A$0.25/share and the prevailing 30 day volume weighted average market price) six months after completion; and (iv) a cash payment of A$5.35 million payable 18 months after the completion date. Subsequently during fiscal 2006 Harmony has received the deposit, the cash payment of A$ 4million and shares of A$ 5 million and the performance bond has been replaced. The remaining purchase consideration will be paid during fiscal 2007 and fiscal 2008, as per the agreed payment schedule.
Abelle
     History. Abelle, a subsidiary of Harmony Gold Australia, was listed on the Australian Stock Exchange (ASX) on April 24, 2002, (before being acquired by Harmony and subsequently delisted in 2004). In August 2002, a merger was proposed by Abelle with Aurora Gold Ltd, also listed on the ASX. The proposed merger through a scheme of arrangement was completed in January 2003. Abelle has various exploration projects in Australia and Papua New Guinea. It also operated the Gidgee Gold mine in the Murchison region of Western Australia, which was disposed of in December 2003. After the successful buy out of minority shareholders by Harmony, the company was delisted from the Australian Stock Exchange on June 30, 2004.
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
     On March 15, 2004, after reviewing the Hidden Valley feasibility study in Papua New Guinea as prepared by Abelle, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle held by minorities, at a purchase price of A$2 per share and A$1.70 per listed option, for a total price of approximately A$121 million. The original offer was extended from May 14, 2004 to June 18, 2004. Harmony closed its offers on June 18, 2004, and advised that at that date it had a relevant interest in 99% of Abelle shares and 99% of Abelle options. Harmony subsequently competed a compulsory acquisition of the remaining shares and options under the rules of the Australian Stock Exchange.
Gidgee Gold Mine
     History. The Gidgee Gold Project was acquired by Abelle in late 1999 from a public tender following the appointment of a Receiver and Manager to Australian Resources Ltd. On November 7, 2003 Abelle announced that it had entered into negotiations with Legend Mining Limited, whereby Legend offered to purchase the Gidgee gold project. The mine was subsequently sold to Legend Mining Limited with effective transfer on December 17, 2003. Payment for the mine consisted of shares in Legend and cash amounting to a total consideration of A$6.3 million. The Legend shares were subsequently disposed of on March 23, 2004.
     Geology. The Gum Creek greenstone belt, which outcrops over an area 110 kilometers long and 25 kilometers wide is situated at the northern limit of the Southern Cross Province of the Archaean Yilgarn Craton. It is elongate north-northwest and contains a southerly plunging synform in which volcanic and sedimentary rocks are bounded on the east and west by granitoids. The Gum Creek greenstone belt comprises a lower sequence of mafic and ultramafic extrusive and intrusive rocks interbedded with BIF, overlain by a sequence of felsic volcanic and mafic volcanic rocks and sediments metamorphosed to lower greenschist-lower amphibolite facies. Granitoid stocks and east — west striking Proterozoic dolerite dykes intrude both sequences. Although the structure is synclinal, the mafic volcanic rocks in the center of the belt are considered to be part of the lower sequence, having been brought to the surface by major folding and faulting.
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
     Detailed below are the operating and production results, set out in US dollars, from the Gidgee gold mine operations for the 5 months ended November 30, 2003.

Five Months Ended
November 30,
2003(1)
Production
Tons (‘000)	206
Recovered grade (ounces/ton)	0.160
Gold sold (ounces)	32,954
Results of operations($)
Product sales (‘000)	12,991
Cash cost (‘000)	9,712
Cash profit (‘000)	3,279
Cash costs
Per ounce of gold($)	295
Capex (‘000)($)	9,614

(1)	Consists of 5 months of production up to November 2003 included in Harmony Australia’s results.
     Mining Operations. Abelle’s key business focus is on the three exploration and development properties of Hidden Valley (Morobe), Wafi Gold and the Golpu Copper-Gold in Papua New Guinea. Abelle held a suite of exploration projects throughout Australia which it considered non-core farmed out or disposed of subsequent to the Harmony take over.
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
     The Papua New Guinea operations are owned by two separate Papua New Guinea incorporated companies — Morobe Consolidated Goldfields Ltd and Wafi Mining Limited, which are wholly owned subsidiaries of the Harmony group. Harmony currently has a corporate office in Port Moresby, the capital of Papua New Guinea, as well as offices in Lae and Wau, to facilitate the development of the Hidden Valley project and perform the pre-feasibility work on the Wafi Golpu copper gold project. A technical support office has also been opened at the end of fiscal 2006 in Brisbane to support the construction phase of the Hidden Valley project as well as the evaluation of the Wafi and Golpu prospects. At June 30, 2006, Harmony had 237 employees and 73 contractor employees in services in Papua New Guinea.

     Geology. Harmony’s Papua New Guinea exploration holdings are located within Morobe Province Approximately 100km south – southwest of Lae. The tenements cover a tract of metamorphosed Lower Jurassic and Cretaceous sediments and obducted oceanic crust, which have been intruded by Tertiary granodiorite, tonalite and porphyry units.
     Epithermal and porphyry related Au mineralization are well known from the district, with historical production recorded from high-grade Au mines including Wau (Upper ridges) and Edie Creek. In addition, more than 2 million ounces of alluvial gold has been won from placer deposits in the Bulolo river valley. Within the tenement portfolio, exploration work dating back over the last 40 years has outlined epithermal gold and porphyry copper-gold deposits at Wafi / Golpu, and epithermal gold and gold-silver deposits in the Hidden Valley – Hamata area.
     Al Wafi, the epithermal gold mineralization is hosted in moderate to steep east-dipping sedimentary units of the Owen Stanley Metamorphics, localized arounf the southwest margin of a large diatreme intrusive. The distribution of mineralization is controlled by complex fault system associated with the diatreme, and longer lived basement structures. Gold mineralization is accompanied by high-sulphidation hydrothermal alteration assemblages which often obliterate the original texture of the rock.
     The Golpu porphyry copper-gold deposit is located off the northeast margin of the diatreme, and about 1 kilometer east-northeast of the Wafi sediment-hosted gold resource. The Golpu deposit has a diameter of up to 300 meters. The host diorite porphyry forms a discrete, near-vertical stock, the top of which is located at about 120 meters below surface. Drilling to date has defined the mineralized porphyry down to 1,000 meters below surface, and the deposit remains open at depth. The upper 150m of the deposit has been overprinted by late-stage, high-sulphidation, epithermal alteration leading to As rich mineral assemblages. A gold-bearing silica cap is also developed directly over the top of the porphyry.
     In contrast to Wafi, the Hidden Valley and Hamata deposits in the Wau-Bulolo area to the south are hosted almost exclusively by the Miocene-age Morobe Granodiorite. Gold mineralization in this area is confined to a NW-trending structural corridor known as the Way Graben. Sediments belonging to the Owen Stanley Metamorphics overlay the Hidden Valley deposit. The entire sequence is intruded by the Pilocene-age gold-bearing Edie Porphyry.
     At Hidden Valley, low-sulphidation gold-silver mineralization occurs within veins that are disturbed in a structurally-controlled, flat to moderately-dipping NW-trending, stockwork within the granodiorite.
     At Hamata, which is at a lower elevation than Hidden Valley, the overlying sediments have been stripped away. Mineralization occurs in at least three subparallel stock-work zones that strike NE and dip at approximately 45-50 SE.
Hidden Valley Project
     Background. The Hidden Valley Project is 100% owned by Harmony through our wholly-owned Papua New Guinea subsidiary, Morobe Consolidated Goldfields Ltd and entails the construction sof a significant gold and silver mine in the Morobe province of Papua New Guinea.
     Alluvial gold was first discovered at Hidden Valley in 1928 but it was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677.
     A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners over a number of years commencing in 1998. Abelle completed a feasibility study in December 2003, which met the specific requirements of the Papua New Guinea project approval process. Abelle’s design concept incorporated a two phase process in which phase one incorporated the Hamata deposit into the development plan with the plant and tailings dam located at Hamata with a crushing facility located at Hidden valley and 5 kilometers overland conveyor delivering ore from Hidden Valley and Kaveroi to Hamata. Phase two contemplated extending project life by pit extensions, underground or near mine development. Phase one included the purchase of the Misima Mines Ltd 7.1 million tons per annum treatment plant, remaining mining fleet, service infrastructure, stores and spares for A$8.5 million.
     Abelle announced to the market that it completed the Hidden Valley feasibility study on December 24, 2003. The development concept for the Hidden Valley project as announced by them was a two phase project where Phase 1 mines the known quality reserves at Hidden Valley, Kaveroi and Hamata prospects. This phase carried the full capital, plant and infrastructure impost. Phase 2 progressively extended sustainable production with a concept of a centralized process plant being fed from a number of regional ore sources.
     After performing a due diligence process on the feasibility study in January 2004, the Harmony board approved in principle the development of the project, and as a consequence we also decided to buy out the minority shareholders of Abelle. During fiscal 2006 the feasibility study was exstensively reviewed and updated to reflect changes in the project’s ore body interpretation, to incorporate increases in capital and operating costs as a result of energy prices and scarce resources in the mining industry as well as resolve some technical aspects that were outstanding from the previous study. The updated study was presented to the Harmony board during June 2006, and they approved construction of the project.
     Project Status: All the required statutory approvals for the commencement of the Hidden Valley project were obtained in the third quarter of 2005. At an official signing ceremony in Wau on 5 August 2005 the Mining Lease, Memorandum of Agreement and various compensation agreements for the project and road were signed between Harmony, local landowners and the provincial and national government.
     A Feasibility Study Update for the project was completed in April 2006 based on the latest reserves with new cut-off grade and pit optimizations. This study identified several significant project improvements compared to previous studies including:
•	A 36% increase in recoverable ounces and a 50% increase in life-of-mine.

•	A 37% reduction in the average annual bulk cubic metres (bcm) mined, and

•	Throughput rising by 20% to 4.6 Million tons per annum as a result of the new plant design.
     The project will produce 2.6 million oz of gold over the 9.7 year mine life at an average cash cost of approximately US$220 per ounce, net of silver credits. Average annual gold production will be approximately 285,000 oz, with a peak annual production of 317,000 oz. On the basis of this Feasibility Study Update, Harmony Board approval for the project was granted in June 2006.
     Site Access. The Hidden Valley site is located approximately 90km south-southwest of Lae, which is the nearest deep-water port for the project, and the Capital of Morobe Province. Access to the site from Lae uses an existing 110km sealed two-lane main road to the town of Bulolo, continuing to Hidden Valley via a new access road. Work commenced on the construction of the Hidden Valley access road to site from the Bulolo in October 2005. Road building consists of four phases, namely pioneering operations, bulk-out, finishing and crushing. The pioneering crew located suitable routes through heavily forested areas and steep areas, making use of old logging roads for a large portion of the way. Pioneering crews reached the proposed mine site in May 2006, making the site accessible to other construction equipment and enabling the commencement of major construction earthworks. The bulk-out crew, responsible for earth moving, progressed to the 29 kilometres mark by year-end. Drainage has been increased in areas identified as having drainage problems during heavy rainfall. The finishing crew will construct the required culverts and drainage, before the crushing crew completes road construction. Current estimates indicate that the road construction will take 11 months to complete to final design specifications in September 2006, and require the movement of 1.7 million cubic metres of earth.
     Harmony contracted a road construction manager and a core of operators with extensive Papua New Guinea road-building experience to undertake this project. The total cost of building the road is estimated to be A$6.57 million. Costs remain under budget to date.
     Engineering Procurement and Construction Management (EPCM) Contract. Following board approval a small Owners Team of experienced construction professionals was recruited, including several key individuals with extensive Papua New Guinea experience. The purpose of this team is to ensure that project objectives, scope of work and all other project requirements are met. In July 2006 an agreement was reached with the engineering group Ausenco Limited to provide EPCM services for the project. Ausenco started immediately with the preparation of a project execution plan as well as the detailed design stage of the project which is ongoing.
     Power supply. While sufficient generator capacity will be installed to cover the full site electrical load, the ability to obtain an alternate power supply from, Papua New Guinea Power Limited (Papua New Guinea’s national power supplier), is of critical importance to the project. A Heads of Agreement setting out the key commercial terms of the contract is under development.
     Mining Fleet. The mining equipment required for the project consists of four 180t excavators; a fleet of 95t haul trucks and a range of ancillary equipment. Supply and maintenance agreements for this fleet are due to be signed in September 2006. The delivery of the first batch of mining equipment for pre-stripping is currently scheduled for the second quarter of 2007. Commercial terms have been obtained from bank financing to fund this purchase.
     Geological update. Resource models prepared as part of the Feasibility Study Update identified a total project resource for Hidden Valley, Kaveroi and Hamata of 4.5 million oz of gold (62.9 Mt at 2.2 g/t) and 71 million oz of silver. A detailed review of these resources identified the need for additional infill drilling programs which have been planned for the Hamata and Kaveroi deposits and will be completed in late 2006 and early 2007.
     Environment. The Environment Management Plan (EMP), which is a requirement of the Mining Lease and needs to be approved by the Department of Environment prior to the commencement of site work, was submitted on November 22, 2005 and has since been approved. This approval was required prior to any construction or mining activities being undertaken on the mining lease. The key environmental issue for the project is the effective management of water quality in the Bulolo and Watut rivers. A range of control measures will be implemented for acid rock drainage, sediment runoff and tailings facility discharge water quality. Work continues on baseline studies and monitoring programs required for both the construction and operational phases of the project. Re-engineered surface designs have led to the tailings storage facility capacity being increased from 35 Million tons to 47.3 Million tons and the waste dump’s design now complying with acid rock drainage and other environmental commitments.
     Community affairs/landowner discussions. Community support and development of the mine in compliance with the Memorandum of Agreement with landowner groups is critical to the success of the project. Meetings are held regularly with these groups as well as officials from the provincial and national government to monitor progress and ensure these objectives are met. A range of opportunities for the commercial participation of landowner groups in the development of the project are being considered as a priority. Community relations initiatives focused on positive outcomes for health education and infrastructure are ongoing.
     Project Overview. The Hidden Valley Mine will process 4.6 million tons of ore per annum from ore mined at two open pits, the Hamata orebody in one small pit and the Hidden Valley and Kaveroi orebodies in a much larger pit. Expected annual production will be 285,000 ounces of gold per annum and 3.9 million ounces of silver. Expected mine life is 9.7 years, with 44.5 million tons treated at an average grade of 0.06 oz/t. The construction period is estimated to be 26 months, with the mine expected to be commissioned in the December quarter of 2008.
     The resources will be mined in a sequence that sees the low silver Hamata ores mined first with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/ Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores. The proven and probable gold reserves for the Hidden Valley/Kaveroi/Hamata deposits are 2.71 million ounces at 0.057 ounces per ton. Silver proven and probable reserves at Hidden Valley Kaveroi amounts to 41.759 million ounces at 0.994 ounces per ton.
     As part of the project execution the ex-Misima plant was purchased and transported to Lae in April 2005. Parts of the plant that will be utilized in the project have been identified, with refurbishment of those pieces to take place in fiscal 2007, and the remainder will be disposed of. The plant is stored in Lae and components will be transported to Hidden Valley for installation as project development proceeds.
     The process plant will process ore at a rate of approximately 4.6 million tons per annum and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The process plant will commence as a primary crushing, grinding, CIL, Merrill-Crowe zinc precipitation, goldroom and tailings detox plant for the low silver Hamata ores, revert to a primary crushing, grinding, flotation, concentrate regrind, Counter-Current Decantation (“CCD”) circuit with Merrill-Crowe zinc precipitation, flotation concentrate and tailing CIL, goldroom and tailings detox for the high silver oxide/transition ores and then a similar circuit without flotation tail CIL for high silver sulphide ores from Hidden valley/Kaveroi ores.

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
     The independent State of Papua New Guinea also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. However per the Memorandum of Agreement signed between Harmony and the government the participation right was reduced to 5%, should the government wish to exercise it, although it has not exercised this right for the Hidden Valley mine. Once an interest is acquired by Papua New Guinea, it contributes to the further exploration and development costs on a pro rata basis. Papua New Guinea’s reservation arises by way of a condition included in all exploration licenses.
     Third Party Royalties. Pursuant to the sale agreement of EL677 (the Hidden Valley and Kaveroi deposits) by Rio Tinto to Australia Gold Fields (“AGF”), a royalty payment from refined gold production is payable to Rio Tinto as per the following table:

Gold Production (oz)	Royalty (%)
200,000	0.0
200,001 — 1,000,000	2.0
1,000,001 — 5,000,000	3.5
> 5,000,000	2.0
     Additional Prospects and Exploration Potential. The Hidden Valley Project accounts for the mining and development of the Hamata, Hidden Valley and Kaveroi deposits only. While these provide for a robust project of 8 to 10 years duration, considerable potential remains to extend the project life.
     In the immediate vicinity of Hidden Valley, prospects such as Andim, Nosave, Purrawang, Apu Creek, and Kaveroi North prospects represent extensions to the known deposits, or possibly subparallel lodes in both the hanging wall and footwall of the Hidden Valley Fault. More peripheral prospects along strike include Waterfall, Bulldog, and Bulldog North, Yafo and Yava prospects. Systematic exploration of these prospect areas is planned is planned to commence fiscal 2007.
     The broader Kerimenge area represents an advanced exploration project that lies only 6km to the northeast of the planned infrastructure at Hidden Valley. Drilling at Kerimenge has outlined stockwork gold mineralisation over 700m of strike, hosted entirely in porphyry. Consolidation, interpretation and resource modelling of this data is underway. The Broader Kerimenge area also includes the prospects of Waurike, Daulo, Lemenge, Ketenge and Waivye which fall in the immediate vicinity of the Kerimenge deposit. Initial trench sampling and reconnaissance drilling on these prospects has outlined highly encouraging intercepts, and together with the Kerimenge deposit outline a “footprint” of mineralisation similar in size to that associated with the Kaveroi - Hidden Valley area. The size and tenor of the anomaly, and its proximity to the Hidden Valley infrastructure make it a priority exploration target for fiscal 2007.
     Given the prospectivity of the Hidden Valley “near mine” and the broader Kerimenge areas, a detailed magnetic survey, centered on the Hidden Valley ML was recently completed. The survey comprised some 2500 line km and processing and imagery of the data is currently in progress. The data will advance the geological understanding of the area through interpretation of stratigraphy, major structures controlling mineralisation, and improve target generation and focus exploration drilling.
     Capital Expenditure. Capital expenditure on the project for fiscal 2006 was US$16 million compared to US$12 million spend in fiscal 2005. Money was mainly spend on purchasing a construction fleet for the access road, as well as the partial construction thereof, back up power station generators for the site and various technical and engineering design work. Total project construction cost is estimated to be US$ 250 million, although this amount is being revised as part of the project execution plan. Harmony is still investigating the various financing alternatives available for the project, although at this stage Harmony prefers to fund the project internally.
Wafi Project
     Background. The Wafi prospect is owned 100% through a Harmony subsidiary in Papua New Guinea, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-into the project from 1989-1991 and AGF farmed in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when they merged with Aurora in 2002. Harmony assumed control of the Wafi project as a result of its acquisition of Abelle in 2003.
     Project Overview. The project is held under 4 contiguous exploration licenses totalling 996 square kilometres and comprises two separate ore systems located within close proximity of each other known as the Wafi Gold Project and the Golpu Copper-Gold Project respectively. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surround the intrusive Wafi Diatreme. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. We expect to spend a total of A$18.5 million to conduct pre feasibility studies for the Wafi Gold and Golpu Copper-Gold Projects during fiscal years 2006 and 2007.
     Geography. The Wafi prospect is located near Mt. Watut in the Morobe Province of Papua New Guinea, 60 kilometers southwest of Lae and 60 kilometers northwest of Wau. The site is accessed by sealed road (Lae to Bulolo) which comes within 5 kilometers of the eastern edge of the tenements.
     The Wafi camp is located at an elevation of approximately 400 meters above sea level. The terrain is mountainous and forested in most areas. The Wafi Gold and Golpu Copper/Gold prospects are serviced by the sealed Lae-Bulolo road to Timini, and a dry weather access track which was established during fiscal year 2005 between Timini and Wafi. The track was further upgraded during fiscal year 2006, and is now accessible during most weather conditions. The access track is approximately 38 kilometres in length. The site is serviced by helicopter at times that road access is cut due to poor weather or minor landslides.
     Immediately west of the project area, the Watut Valley makes offers an expansive area of flat land, which is currently under investigation to determine the suitability of use for major infrastructure placement should the mine be developed.
     Mining Reserves. Harmony is not yet in a position to quote mining reserve estimates for either the Wafi Gold or Golpu Copper/Gold projects. It is expected that mining reserve estimates (if any) will be able to be completed following the pre-feasibility study.
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
     Third Party Royalties. Pursuant to the sale agreement of Wafi Mining Ltd to Abelle (via wholly-owned subsidiary companies) from Rio Tinto, a royalty of 2% on gold production or a 2% NSR (net smelter return) from copper-gold concentrates is payable to Rio Tinto as a deferred acquisition cost.
Additional Prospects and Exploration Potential.
     The Wafi prefeasibility study concentrates on developing the Golpu copper-gold, the High-grade Link zone mineralisation, and the Non-refractory (oxide) portion of the A and B zone gold mineralisation mineralisation. However, excellent prospects remain in the immediate vicinity of the existing resource areas on the northern and western margin of the diatreme.
     Recent drill intercepts at Western zone highlight the potential for deep high grade “Link Zone” style mineralisation off the diatreme margin. With the exception of some discrete areas of drilling, the bulk of the area off the western and northern quarters of the diatreme margin, remain untested. Other prospect areas peripherial to the Wafi core complex that require additional exploration include the Nambonga and Malaria zones.
     Exploration success at any of these target areas have the potential to expand the scope of the prefeasibility study.
     Capital Expenditure. No capital expenditures were incurred during fiscal year 2006 as the feasibility study is still underway. As the pre-feasibility study is due for completion during fiscal year 2007, it is possible that a bankable feasibility study could be initiated during fiscal year 2007, however expenditure levels are not yet defined. US$ 9.6 million was spend on prefeasibility work during fiscal 2006.
Wafi Gold Projects
     Four main zones (Zone A, Zone B, The Link Zone (high grade lenses within the B Zone) and to a lesser extent, the Western Zone have been drill tested at Wafi revealing substantial gold mineralization within a mostly high-sulphidation system. The mineral resource model was updated during fiscal year 2006 to include the most recent drilling results, and currently stands at 105 million tonnes at 1.9 g/t for 6.5 million ounces of gold. The break down of the gold resource is:
Non Refractory gold Resource (NRG1) – 17.5Mt at 1.7g/t
Link Zone Resource – 4.8Mt at 8.5g/t
A and B Zone primary refractory ore – 82.8Mt at 1.5g/t
     The majority of drilling in these zones since Harmony assumed control of the project has been focussed on discovery either of high grade mineralisation similar to the Link Zone material, or on delineation of shallower oxidised mineralisation, which is amenable to high gold recovery under standard cyanide leach conditions. The mineralisation can be split into three metallurgical recovery zones with the following characteristics:
     • Oxide mineralization with recoveries of 95% by conventional cyanidation
     • Transitional mineralization with recoveries of 86% via conventional cyanidation, and
     • Primary mineralization which is further divided into two ore types these being Zones A and B primary mineralization with conventional cyanidation recoveries of 50% and the high grade (8.5 g/t) Link Zone mineralization with conventional cyanidation recoveries of 20%.
     Preliminary test work has shown that gold if free is very fine and the large proportion of the gold is associated with sulphides particularly arsenical pyrite. Consequently gravity and ultra fine grinding processes were ineffective in improving primary ore gold recovery. Various oxidative refractory treatment options have been investigated by the various project owners. The main body of test work was carried out in 1989-91 in which whole ore and concentrate oxidation using roasting, pressure oxidation and stirred tank bioxidation were tested successfully. Flotation response was found to be poor with gold recovery to concentrate of 72%. Zone A and B whole ore and flotation concentrates responded well to pressure oxidation and stirred tank bacterial oxidation, with recoveries in excess of 90% being achieved, while whole ore and concentrate roasting recoveries were slightly lower at 85-88%. Only 50-60% sulphur oxidation was required to achieve these recoveries.
     AGF undertook characterization and pressure oxidation test work on Link Zone mineralization in 1998, due to the very poor conventional cyanidation recoveries achieved (20%). Pressure oxidation recoveries of 95% were achieved, however AGF went into receivership after this period and further development work stopped. Aurora undertook very limited work for three years up until the merger with Abelle in June 2002.
     The pre-feasibility study for the Wafi gold project is focusing on the high grade Link Zone ores, and the non refractory ore in the fully and partially (transitional) oxidised material associated with the A and to a lesser extent B Zones. The non refractory project has been named NRG1 (Non-refractory Gold 1).
     As part of this work a bulk metallurgical sample of Link Zone ore was collected from a dedicated metallurgical hole and used to determine the suitability of a two previously untested bioxidation processing options: Whole Ore Heap Bioxidation and concentrate Bioxidation (Geocoat). The Geocoat process showed good recovery from flotation concentrate, with 91% gold recovery being achieved at 63% sulphur oxidation, however the process appears to be unfavourable due to the poor gold flotation response, resulting in an overall gold recovery of 72% after flotation and Geocoat Bioxidation.
     Whole Ore Heap Bioxidation test work showed reasonable results, with the best gold recovery achieved being 85% after 160 days of oxidation and 53% sulphur oxidation. This result was atypical and was achieved using a restarted column in order to generate an additional data point, consequently the column was very well aerated. A more typical result was 74% gold recovery after 160 days and 23 to 29% sulphur oxidation. The long standing time, poor airflow characteristics, and poor agglomerated ore slump characteristics are technical challenges which would have to be overcome to make this process viable.
     The remainder of the pre feasibility test work will focus on pressure oxidation of the Link Zone ore, which was shown to be technically viable during the AGF test work program detailed above. Metallurgical test work for the Non-Refractory gold ore (NRG1) will focus on establishment of cyanide recoveries in both the transitional and fully oxidised ores across the known mineralisation. This will be achieved by drilling a grid of approximately 50m x 50m in the inferred resource sections, and characterising the resource using Bulk Leach Extractable Gold (BLEG) tests for each portion of drill sample collected. Used in combination with BLEG results from drill samples already collected, the recovery results will be modelled in a geological block model to better predict overall recovery and will be used as a basis for composite selection for confirmatory conventional cyanidation leach testwork. Recovery in the fully oxidised portion of the ore is fairly consistent at approximately 95%, however recovery in the transitional ore is highly variable from 50% to 95%, with an average of 86% in existing test work.
     Geotechnical, mining, infrastructure, and environmental investigations are being undertaken as part of the Link Zone and NRG1 study, in parallel with Golpu studies. Synergies between the Wafi Gold projects and the Golpu Copper project are being utilised during the studies to minimise cost as far as possible, and will also be used in final mine plans to produce the best possible economic results for the project.
Golpu Copper-Gold Project
     The Golpu Copper-Gold Project, or Golpu Project, is located approximately 1 kilometre northeast of the Wafi gold ore bodies. The Golpu Project is a dioritic porphyry copper-gold deposit with an Indicated Mineral Resource Estimate of 87.5 million tonnes at 1.36% copper and 0.63 grams per tonne gold, and an Inferred mineral resource estimate of 59.2 million tonnes at 0.72% copper and 0.49 grams per tonne gold. In addition the leached oxide cap to the porphyry copper contains a copper poor indicated resource of 4.6 million tons at 0.04 ounces per ton of gold.
     The Golpu host lithology is a typical zoned porphyry copper alteration halo grading from potassic to phyllic to advanced argillic upwards in the core. Outwards from the core the alteration grades from the above to argillic potassic to propylitic. The mineralized body is a porphyry copper-gold ‘pipe’ with approximately 200 meters by 200 meters plan dimensions, slightly north plunging and still displaying strong mineralisation at grades similar to those in the rest of the potassic alteration zone at 1.2 kilometres depth, the maximum depth to which it has been drilled. Recent drilling, and reinterpretation has shown that copper and gold mineralisation extends some way into the metasediment host rock immediately adjacent to the porphyry body. The mineralised metasediment accounts for approximately 95% of the inferred resource.
     The surface expression is oxidized and leached to about 150 meters vertical depth resulting in a residual gold only resource from which the copper has been leached. At the oxidation interface a strong 20-30 meters thick zone of supergene copper enrichment is developed which transitions at depth into a lower grade covellite-enargite ore. Beneath this is a zone of more covellite rich mineralization that contains lesser enargite and consequently less arsenic. From approximately 300 meters below surface the ore exists in a covellite rich (arsenic poor) form grading into a chalcopyrite-bornite rich zone from approximately 500 meters to its current known depth of approximately 1.2 kilometers. Harmony is currently reviewing all data relating to the Golpu Project with the objective of performing a pre-feasibility into the development of the project.
     The alteration domains defined in the ore body model are:
1.	Supergene domain;

2.	Advanced Argillic alteration domain;

3.	Phyllic alteration domain; and

4.	Potassic alteration domain.
     Each alteration zone displays different metallurgical properties.
     The supergene zone is located at the top of the Golpu porphyry and extends from within the porphyry to the west along the base of weathering into the diatreme breccia. The top of the supergene zone is defined by the top of fresh rock surface and the base of the supergene zone is defined by a step change in copper values. The supergene within the porphyry stock is typically characterised by sample grades greater than 3% copper. Outside the porphyry stock the copper grades in the supergene decrease but they are still present as an elevated zone. The dominant copper minerals present are chalcocite, enargite and digenite. The dominant alteration assemblage is advanced argillic comprising quartz-alunite. Metallurgical response in the supergene zone is yet to be tested. Test work for this zone will form part of thee current pre feasibility study.
     The advanced argillic zone extends from the base of the supergene to the top of the phyllic zone. The dominant alteration assemblages are quartz-alunite-pyrite and the copper minerals present are enargite, covellite, tennantite and tetrahedrite. The base of the advanced argillic zone generally corresponds to a decrease in the arsenic content from greater than 1000ppm to less than 100ppm; however there are significant deviations with high arsenic material extending down into the phyllic alteration zone and also low arsenic areas within the advanced argillic zone. Metallurgical recovery by flotation in this zone is relatively poor with 80% recovery for a 20% copper concentrate, or 90% recovery for a 8% copper concentrate.
     The phyllic zone is defined on the alteration logging where Se (sericite) is the dominant alteration code recorded. The phyllic zone extends from the base of the advanced argillic zone to the top of the potassic zone. The dominant alteration assemblage is quartz-sericite-pyrite and the main copper mineral present is covellite with lesser chalcopyrite. Metallurgical recovery by flotation in this zone is approximately 90% at 30% concentrate grades.
     The potassic zone lies beneath the phyllic zone and extends over the lower half of the porphyry stock. The dominant alteration assemblage is quartz-biotite-kfeldspar-magnetite and pyrite. The main copper mineral in this zone is chalcopyrite. Metallurgical recovery by flotation in this zone is approximately 92% at 30% concentrate grades.
     The Goldcap domain has been defined based on gold assay values with an approximate cut off of 0.5 g/t gold. The Goldcap is hosted in oxidised metasediments above the porphyry stock. Preliminay cyanide leaching test work showed gold recovery of 96%.
     The metasediment domain comprises mineralisation peripheral to the porphyry stock that is hosted in the metasediments. Mineralisation in the metasediment is distributed irregularly around the porphyry stock with the majority occurring on the western side of the porphyry. Mineralisation occurs in all three alteration types Advanced Argillic, Phyllic and Potassic. Metallurgical recovery in the mineralised metasediment is yet to be tested.
     Gold recovery into concentrate is 60% of copper recovery.
     A pre-feasibility study to evaluate the development of the Golpu Copper-Gold Project commenced in July 2005. A pre-feasibility team made up of both in house and expert consultants was assembled in July to commence planning for the study, which includes:
•	Geotechnical and resource definition drilling

•	Mining optimisation studies

•	Metallurgical test work and process route selection

•	Infrastructure studies (on and off site requirements)

•	Environment data collection and studies

•	External Relation data collection and studies

•	Concentrate marketing development
     The Golpu pre-feasibility study is being undertaken in parallel with the Link Zone and NRG1 pre feasibility studies. The Golpu pre-feasibility drilling was well advanced at the end of fiscal year 2006. A full team of mining, processing, and infrastructure personnel are in place and have commenced the relevant studies. The Golpu pre feasibility study is expected to be completed by mid 2007.
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
     Abelle reached agreement with Straits Resources Ltd to form a joint venture to explore and assess the re-development of Mt. Muro and Straits assumed the role of manager and operator of the joint venture from May 1, 2003. Under the agreement with Straits, Abelle retains a free 30% carried interest to the recommencement of commercial gold production and Straits obtained a 70% interest in the project. Straits had to maintain this plant, equipment and infrastructure in good standing and spend a minimum of US$1 million on exploration per annum over and above holding costs. Straits is an Indonesian operator with considerable experience and expertise in operating in the Indonesian environment. Subsequent to this agreement Harmony’s interest in the project was sold as detailed above.
Canadian Operations
Bissett
     Introduction. Our formerly held Bissett operations, production at which was suspended in the quarter ended September 30, 2001 due to mining operations being uneconomical at then-current gold prices, are located near Bissett in the province of Manitoba, Canada. Prior to the suspension, mining at Harmony’s Bissett operations was conducted at depths ranging from 1,200 meters to 1,500 meters. Full production of 1,000 tons of mill throughput per day was achieved by June 2000 prior to the placing of Bissett’s operations on the care and maintenance program discussed in” — Mining Operations” below. The transition to the care and maintenance program took place in the quarter ended September 30, 2001. On March 17, 2004, Harmony disposed of 100% of the issued and outstanding shares of Bissett to Rice Lake Joint Venture Inc, a joint venture between San Gold Resources Corporation and Gold City Industries Limited, for C$7,625,000 (US$5.6 million), which was made up of C$3,625,000 (US$2.6 million) in cash plus C$4,000,000 (US$3 million) in shares of San Gold and Gold City. San Gold and Gold City merged during fiscal 2005 to form San Gold Corporation. Harmony owns 7,957,498 common shares in San Gold Corporation, which Harmony disposed of before December 31, 2005 in terms of a letter of permission granted to Harmony by the South African Reserve Bank.
REGULATION
Mineral Rights — South Africa
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
     We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, we do not believe that the Act will have a significant impact on these mining and exploration activities because we will be eligible to apply for new licenses over our existing operations (some of which have already been granted), provided that we comply with the Mining Charter. There can be no assurance, however, that any licenses would be received. We are currently in consultation with the National Department of Minerals and Energy, in the process of developing a sophisticated approach to setting targets and measuring performance in broad-based economic empowerment, or BEE, and transformation initiatives within Harmony. We refer to this initiative as the “Harmony Transformation Scorecard”.
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
     In Western Australia, Mt. Magnet, New Hampton and South Kal hold various government mining tenements issued by the Department of Industry and Resources under the Mining Act 1978 (WA). In addition, Hampton Gold Mining Areas is the freehold owner of the Hampton Lands, an area which is not subject to the Mining Act 1978 and in respect of which the government has waived its entitlement to royalties on gold production. Both New Hampton and South Kal conduct mining operations on the Hampton Lands under special leases issued by Hampton Gold Mining Areas in accordance with the Hampton Regulations.
     Australian law generally requires that all necessary native title approval be obtained before a mining lease can be granted and mining operations can commence. Mt. Magnet, New Hampton and South Kal have approved mining leases for most of their reserves, including all reserves that are currently being mined. If these companies wish to expand operations into additional areas under exploration, the relevant exploration licenses will need to be converted to mining leases prior to commencing mining, and that process will require native title approval on terms to be negotiated with the affected native title parties or otherwise determined in accordance with the Native Title Act 1993. There can be no assurance that any approval would be received.
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
     The focus was on implementing an environmental management policy at an operational level during fiscal 2006. Harmony is in the process of adopting the ISO 14001 specification as the Environmental Management System (EMS) for the South African operations. Previously the discipline was managed through the development and implementation of an in-house EMS, based on the EMPRs. It was found, however, that this did not meet the levels of governance required by the group. The EMS is a structured approach for addressing the triple bottom line (social, economic and environmental) and forms the backbone of environmental management at an operational level. ISO 14001 is the world's most recognised EMS framework and the most frequently adopted.

     During the year, external auditor PriceWaterhouseCoopers was assigned by Harmony to perform an ISO 14001 gap analysis in respect of our current environmental management practices at group and operational level. The gap analysis revealed that the overall environmental management system practices currently in place do not adequately address the requirements of ISO 14001-based EMS started in July 2006, and it is expected to take up to 18 to 24 months before the system is fully implemented.
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
     Environmental management at Harmony is guided by the environmental policy, by prevailing environmental laws and the Environmental Management Program Reports (EMPRs) developed by the Company for each operation, and approved by the Department of Minerals and Energy (DME) which are legally binding. We are not aware of any litigation, current or pending, against the Company in this regard. During the fiscal year 2005, we were issued with three directives from the Department of Water Affairs and Forestry (DWAF) related to the collection, removal and re-use or disposal of extraneous groundwater in the Klerksdorp, Orkney, Stilfontein and Hartebeestfontein (KOSH) area. This follows the liquidation of the DRDGOLD North West operations in this area and the subsequent liquidation of Stilfontein, which brought an end to their pumping activities and threatened to flood other mines in the area. We continue to comply with the requirements of these directives and are working with other mining companies — AngloGold Ashanti and DRDGOLD — and the various government departments — the DME, DWAF and the Department of Environment and Tourism (DEAT) — to address the fundamental question of liability for defunct operations. We also received a DWAF directive pertaining to the water management of the Western Mining Void water decant. We currently comply with the directive requirements except for the discharge quality criteria. We are in regular contact with DWAF in this regard and are currently minimizing the water discharge quantity by re-use in our metallurgical facilities. The water treatment plant is being upgraded to improve the discharge water quality to enable us to meet the prescribed water quality levels.
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
     In accordance with legislation, we have established six independent environmental rehabilitation trust funds to make adequate financial provision for the expected cost of environmental rehabilitation at mine closure and for the discharge of our obligations and contingency liability. Each operation estimates its expected environmental closure liability annually and this estimated amount is used to calculate the contributions to be made to the rehabilitation trust funds. The contributions are spread over the operational life-of-mine and contributions are made by each operation on an annual basis. Even though the various investments in the rehabilitation trust funds are pooled, each operational unit has its own account. The accumulated amount in the various South African rehabilitation trust funds as at year-end was R1.29 billion ($179.7 million), while the total rehabilitation liability was R1.69 billion ($235.9 million) in current monetary terms.
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
     As a result, Harmony must make provision for environmental rehabilitation whenever mining operations are conducted. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations. The total Australian rehabilitation liability was A$26.9 million (US$20.1 million) at the end of fiscal 2006.
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
Papua New Guinea
     Harmony’s Papua New Guinea operations are in exploration, pre feasibility study and project construction phases, with applicable environmental legislation to those phases.which includes specific site conditions attaching to the mining tenements imposed by the Papua New Guinea Department of Environment and Conservation (DEC), operating licenses issued by the Department of Mines and DEC, and water abstraction and discharge permits issued by DEC.
     The current status of Harmony’s Papua New Guinea projects can be summarized as follows:
     The Hidden Valley project is in the pre construction phase. The project has obtained and is in compliance with all permits and licences required for stage of the project’s development. An access road to the site is currently under construction. An Updated Feasibility Study (UFS) for the site has recently been completed. Information contained the UFS will be utilized to seek approval for an amendment to the environmental permit previously approved for the site.
     Wafi Golpu project is presently undertaking pre feasibility studies. The project has obtained and is in compliance with all permits and licences for this stage of the project’s development
     Harmony Papua New Guinea is committed to working within the framework of corporate environmental management systems (EMS) in accordance with the international EMS standard, ISO 14001:2004, adapted for use in Australia and New Zealand as AS/NZS ISO 14001:2004. These standards provide Harmony Papua New Guinea with the elements of an effective EMS, that is, a procedure for implementing, achieving, reviewing and maintaining the company’s environmental policy, and also incorporate good industry environmental management practice, which forms the basis of a project-specific EMS.
     An EMS is a structured approach to managing an environmental program, and provides a quality system to guide:
•	Development and implementation of environmental management procedures.
•	Monitoring of environmental impacts and performance.

•	Review of procedures to ensure continual improvement.
Health and Safety Matters
     The Mine Health and Safety Act. For many years, the safety of people working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and subsequently the former Minerals Act which was replaced by the Minerals and Petroleum Resources Development Act 28 of 2002. Several incidents in mines in recent years indicated that this legislation needed to be updated and revised. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry in April 1994 led to the drafting of new legislation, which resulted in the Mine Health and Safety Act No. 29 of 1996, which has subsequently been amended by Act 72 of 1997 or the Mine Health and Safety Act. The Mine Health and Safety Act was the result of intensive discussions and consultations between government, employers and employee representatives over an extended period of time, and came into force on January 15, 1997. The objectives of the Mine Health and Safety Act are:
•	to protect the health and safety of persons at mines;

•	to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	to give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;

•	to provide for effective monitoring of health and safety conditions at mines;

•	to provide for enforcement of health and safety measures at mines;

•	to provide for investigations and inquiries to improve health and safety at mines; and

•	to promote:

•	a culture of health and safety in the mining industry;

•	training in health and safety in the mining industry; and

•	co-operation and consultation on health and safety between the State, employers, employees and their

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
     HIV/AIDS Policy. Harmony is actively pursuing holistic HIV/AIDS awareness campaigns with its South African workforce and is also providing medical assistance and anti-retroviral treatment. Employees who decide to leave their place of work and return home for care are cared for at their homes through the TEBA home based care system, to which Harmony contributes. Harmony currently believes that the prevalence of HIV/AIDS-related diseases among its Australian workforce is not material to its Australian operations. Indications are that Papua New Guinea is in the early stages of an AIDS pandemic, although reliable statistics with regard to infection rates are not readily available. As part of the development of the Hidden Valley project, and other exploration activities carried out by Harmony in Papua New Guinea, it will roll out an appropriate health care strategy for its employees to increase Aids awareness and provide appropriate health care. See Item 3. “Key Information — Risk Factors — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and “Key Information — Risk Factors — The cost of occupational healthcare services may increase in the future.”
     In South Africa, Harmony has an agreement with stakeholders covering the management of HIV/Aids in the workplace. This agreement, originally signed in 2002 with the National Union of Mine Workers (NUM) and the United Association of South Africa (UASA) was amended for the third time in August 2006. While many aspects of the policy remain in place, the most fundamental change is that we are changing our policies and agreements to cover all chronic manageable illnesses, including HIV/Aids, but also including diabetes and hypertension, among others. We have done this in the hope of doing more to take the stigma away from the disease and encouraging people to see it for what it is – we believe Aids can be managed through the proper use of medication. The agreement is also used as a marketing tool to encourage employee participation in the Harmony HIV/Aids Program.
     Harmony’s HIV/Aids program is spearheaded by a qualified medical practitioner, supported by the management and appropriate consultants and consultancies. In September 2005, an independent consultant, the Health Monitor Group undertook a business impact assessment for the group. Based on actuarial information, the prevalence rates within Harmony are presumed to have stabilized at around 30%. The introduction of Highly Active Anti-Retroviral Therapy (Haart) has the effect of stabilizing or decreasing the HIV/Aids prevalence due to retention of HIV positive employees. The effects of prevention programs on prevalence rates will only be seen over time.
     In fiscal 2006 49 employees died as a result of known/documented cases of Aids, compared to 66 in fiscal 2005, and 1,572 employees left as a result of medical repatriation, compared to 1,611 in 2005. Medical repatriations refers to those employees who are not sufficiently well to continue working and are thus provided with a humane exit from the company.
     The Harmony HIV/Aids workplace program cost approximately R10 million by the end of fiscal 2006. In fiscal 2007, the company will embark on a more holistic and integrated campaign that is expected to cost the company approximately R19 million.
Item 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.
OVERVIEW
     We conduct underground and surface gold mining and related activities, including exploration, processing, smelting, refining and beneficiation. Our operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. We are currently the third largest producer of gold in South Africa, producing some 30% of the country’s gold output, and the fifth largest gold producer in the world. Harmony’s gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 2.4 million ounces of gold in fiscal 2006. As at June 30, 2006, Harmony’s mining operations reported total proven and probable reserves of approximately 56 million ounces and in fiscal 2006, we processed approximately 20.8 million tons of ore.
     We manage and evaluate our operations on a shaft-by-shaft basis. The South African underground operations are treated as three separate reporting entities for management and reporting purposes. We have found this system to be very effective as, among other things, it allows for different management styles and capital allocations.
     These three entities are:
•	the Quality Assets, which typically have a larger reserve base and hence a longer life. These form the core of our operations;

•	the Leveraged Assets are those that provide significant upside in the event of a rising gold price (as has been evident in the latter part of fiscal 2006); and

•	the Growth Assets, which comprise the expansion projects/new mines currently being constructed in South Africa.
     In addition, there are a number of surface operations.
     Our South African operations are categorized as follows:

	Leveraged		Surface
Quality Assets	Assets	Growth Assets	Operations
Target	Bambanani	Elandsrand mine and project	Kalgold
Tshepong	Joel	Doornkop mine and project	Freegold
Masimong shaft complex	West Shaft	Phakisa project	Free State
Evander 2, 3 & 5	St. Helena		Randfontein
Evander 7	Harmony 2		Target
Evander 8	Merriespruit 1
Cooke 1	Merriespruit 3
Cooke 2	Unisel
Cooke 3	Brand 3
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
Accounting Changes:
     During fiscal 2006, Harmony changed its method for accounting for underground development costs, stripping costs incurred during the production phase of a mine and share-based payments. See note 3 of Item 18 : Financial Statements, Accounting Policies for more information on these changes.
Underground development costs
     Previously, at our underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs. During fiscal 2006, we changed our policy to capitalize all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. Under this revised policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At our underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.
     We believe that the newly adopted principle is preferable because: (i) Harmony aligns its policy with those of its global mining company industry peers; (ii) allows for a more direct link between revenue and associated expenditure; (iii) each block of ore can be described as a commencement of a new area of operations, separate and distinct from other existing operations - with the choice to mine based on an approved life-of-mine plan for that particular block of ore; and (iv) the additional costs capitalized under the revised policy meet the definition of an asset.
Stripping costs incurred during the production phase of a mine
     On July 1, 2005, we adopted Emerging Issues Task Force Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-06”). EITF 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Production costs exclusive of depreciation and amortisation in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period.
     Prior to July 1, 2005, at our Kalgold operations, deferred stripping costs were charged to Production costs exclusive of depreciation and amortization as gold was produced and sold using the units of production method based on estimated recoverable quantities of proven and probable gold or copper reserves, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which resulted in the recognition of the costs of waste removal activities over the life of the mine as gold was produced. The application of the deferred stripping accounting method previously generally resulted in the recognition of an asset (deferred stripping costs).
Share Based Payments
     On July 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments (“SFAS No. 123(R)”). Prior to that date, we applied SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”)

in accounting for options granted after July 1, 2001 and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) together with its related interpretations in accounting for options granted prior to July 1, 2001.
Effect of accounting changes
     In connection with the changes relating to underground development costs and stripping costs incurred during the production phase of a mine, we early adopted SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which established new standards on accounting for changes in accounting principles. Voluntary changes in accounting principles were previously required to be recognized by including in net (loss) income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so. We have therefore adjusted Harmony’s financial statements for the years ended June 30, 2005 and 2004 as if the revised principles had always been used.
     In connection with the change relating to share-based payments, we followed the modified retrospective approach permitted by SFAS No. 123(R). Under this method, we have adjusted Harmony’s financial statements for the years ended June 30, 2005 and 2004 based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, without adjustment. Prior to the adoption of SFAS 123(R) however, we recognized actual forfeitures when they occurred (as opposed to estimating forfeitures at the grant date and subsequently adjusting their estimated forfeitures to actuals). In accordance with SFAS No. 123(R)’s specific transition provisions, we recorded a cumulative effect adjustment on July 1, 2005 related to outstanding awards that are not expected to vest based on an estimate of forfeitures as of that date.
     Refer to note 3 of audited financial statements for further details on these accounting changes and their impact on our consolidated financial statements.
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
     The estimate of the total expected future lives of Harmony’s mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Harmony’s mineral reserves, such as the gold price, foreign currency exchange rates, working costs and working rates (continuous operations mining). We regularly review the lives of the mines and economic capacity of those assets with reference to any events or circumstances that may indicate an adjustment is needed. Given the significance of mining assets to our financial statements, any changes to the life of mine could have a material impact on the annual amortization charge and materially impact on our results of operations and financial conditions. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.”
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
Impairment of Long-Lived Assets
     Harmony reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2006, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of $500 per ounce and South African and Australian dollar exchange rates of $1 = R6.53 and A$1 = $0.74, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
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
     During the years ended June 30, 2006, 2005 and 2004, write-downs of long-lived assets were $15.9 million, $243.1 million and $3.1 million, respectively. Material changes to any of these factors or assumptions discussed above could result in future impairment charges.
Hedging and Financial Derivatives
     Harmony accounts for its derivative financial instruments in accordance with Statement of Financial Accounting

Standards (“SFAS”) No. 133. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk — General.” The determination of the fair value of hedging instruments and financial derivatives, when marked to market, takes into account estimates such as projected commodity prices, interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives. These estimates may differ materially from actual commodity prices, interest rates and foreign currency exchange rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in Harmony’s earnings at the maturity dates of the hedging and financial derivatives.
Remediation Obligations (Asset Retirement Obligations)
     Harmony’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which established a uniform methodology for accounting for estimated reclamation and abandonment cost. The reclamation costs are allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.
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
     For more information regarding the environmental regulations applicable to Harmony’s operations, see Item 3. “Key Information — Risk Factors — Harmony’s operations are subject to extensive government regulations,” and Item 3. “Key Information — Regulation — Environmental Matters.”
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
     For accounting purposes, following the restructuring of the Australian operations hedge book during fiscal 2002, these commodity sales agreements qualified for the normal purchase, normal sales exception of SFAS No. 133 and were accounted for as such. However, following the early close of certain contracts during fiscal 2003, the remaining Australian operations hedge book has been determined to be speculative, and as such does not qualify for the normal purchase, normal sales exception of SFAS No. 133, and is being accounted for at fair value from that date, with changes in fair value reflected in the income statement. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”
     Harmony intends to reduce the remaining hedge positions of the Australian operations gradually by either closing out of the agreements or by delivering gold pursuant to the relevant agreements.
     During fiscal 2006, 138,000 ounces of the inherited hedge books of New Hampton and Hill 50 were closed out at a cost of $34 million. There were no costs involved in the close out of the Australian hedge book in fiscal 2005. The cost to Harmony of closing out certain Australian operations hedge positions in fiscal 2006, 2005 and 2004 was approximately $34 million, $Nil, and $15 million, before taxes, respectively.
     Significant changes in the price of gold over a sustained period of time may lead Harmony to increase or decrease its production in the near-term.
Harmony’s Realized Gold Price
     The average gold price in US dollars received by Harmony has generally increased since January 1, 2002. In fiscal 2006, the average gold price in US dollars received by Harmony was $529 per ounce. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.”
     The following table sets out the average, the high and the low London Bullion Market price of gold and Harmony’s average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended
	June 30
	2006	2005	2004
		($/oz)
Average	527	422	389
High	726	454	427
Low	418	387	343
Harmony’s average sales price(1)	529	427	385

(1)	Harmony’s average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.

COSTS
     Harmony’s cash costs and expenses typically make up over 80% of its total costs. The remainder of Harmony’s total costs consists primarily of exploration and new business costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Harmony’s cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of Harmony’s production costs. Harmony’s cash costs were reduced to approximately $196 in fiscal 2002 but they increased to $253 per ounce in fiscal 2003, $378 per ounce in fiscal 2005 and $436 per ounce in fiscal 2006, mainly as a result of lower production volumes, the impact of increased wages of between 6% and 7% with effect from 1 July 2005 as a result of the two year wage agreement reached with the unions in August 2005, and inflationary pressures on our supply chain.
     Harmony’s costs are very sensitive to the Rand-US dollar exchange rate. The South African Rand appreciated significantly against the US dollar in fiscal 2004. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” Appreciation of the Rand against the US dollar increases working costs at Harmony’s South African operations when those costs are translated into US dollars. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
     The South African Rand depreciated approximately 7.5% (30 June 2006 vs 30 June 2005) against the US dollar in fiscal 2006.
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
     During the financial year, the group retrospectively changed its accounting policy on the capitalization of mine development costs and stripping costs incurred during the production phase of a mine. See “- Critical Accounting Policies”. Cash costs for fiscal 2005 and 2004 have also been retrospectively adjusted for these changes to ensure that cash costs are presented on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar and, in the case of the Australian operations, the Australian dollar. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance calculated in accordance with U.S. GAAP. In particular, depreciation and amortization would be included in a measure of total costs of producing gold under U.S. GAAP, but is not included in the guidance provided by the Gold Institute. In addition, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
     The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, total production cost inclusive of depreciation and amortization under U.S. GAAP:

		2005	2004
	2006	(adjusted)	(adjusted)
	$'000	$'000	$'000
Total production costs per ounce calculation — under U.S. GAAP	1,234,999	1,298,437	1,233,771
Depreciation and amortization expense (excluding depreciation on non-mining assets)	(159,433)	(145,325)	(136,729)
Other items to be excluded from GAAP measure (1)	(18,735)	(16,155)	3,646
Production costs exclusive of depreciation and amortization per financial statements	1,056,831	1,136,957	1,100,688
Less: share-based compensation	(17,055)	(15,618)	(9,446)
Total cash costs per ounce calculation — using Gold Institute guidance	1,039,776	1,121,339	1,091,242

Per ounce calculation:
Ounces sold	2,386,925	2,965,265	3,225,188
Total cash cost per ounce — using Gold Institute guidance	436	378	338
Total production cost per ounce — under U.S. GAAP	517	438	383

(1)	Includes corporate costs and decrease in rehabilitation cost.
     Within this disclosure document, Harmony’s discussion and analysis is focused on the total cash costs measure as defined by the Gold Institute.
     While recognizing the importance of reducing cash costs, Harmony’s chief focus is on controlling and, where possible, reducing total costs, including overhead costs. Harmony aims to control total unit costs per ounce produced by maintaining its low total cost structure at its existing operations and implementing this low-cost structure at the new mining operations it acquires. Harmony has been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. See Item 4. “Information on the Company — Business — Strategy.” Harmony has reduced its costs by flattening the management structure at its operating units by removing excess layers of management. Harmony’s ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control.
EXCHANGE RATES
     Harmony’s revenues and costs are very sensitive to the Rand-US dollar exchange rate. Currently, the majority of Harmony’s earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in US dollars, however, most of Harmony’s revenues are received in US dollars. The average gold price received by Harmony during fiscal 2006 increased $102 per ounce to $529 per ounce from $427 per ounce during fiscal 2005, due to the weakness of the Rand, Harmony’s overall cash costs increased at a lower rate than the level of increase in the gold price received.
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
     The exchange rates obtained when converting US dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The Rand appreciated significantly against the US dollar during the period from April 1, 2002 through December, 2004 to Rand 5.58 per US$1.00. Subsequent to December, 2004 the Rand has depreciated against the US dollar. The conversion rate for balance sheet items as at June 30, 2006 is Rand 7.165 per US$1.00, except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 6.667 per US$1.00 for balance sheet items as at June 30, 2005, reflecting a depreciation of 7.5% of the Rand against the US dollar when compared with June 30, 2005. Income statement items were converted at the average exchange rate for the fiscal 2006 (Rand 6.363 per US$1.00), reflecting an depreciation of 3% of the Rand against the US dollar when compared with fiscal 2005. The majority of Harmony’s working costs are incurred in Rands and as a result this depreciation of the Rand against the US dollar would reduce Harmony’s working costs when translated into US dollars. This effect was however negated by increases in our labor costs as a result of the two year wage agreement reached with the unions in August 2005 (in terms of the agreement increases were between 6% and 7%, and were backdated to 1 July 2005) as well as inflationary pressures on our supply chain, which served to decrease operating margins and net income reflected in Harmony’s consolidated income statement for fiscal 2006. Depreciation of the Rand against the US dollar would cause a decrease in Harmony’s costs in US dollar terms. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
INFLATION
     Harmony’s operations have been materially impacted by inflation in recent years. Because Harmony’s costs are primarily in Rand and Harmony generally sells its gold in US dollars, movements in the Rand — US dollar exchange rate may further influence the impact of inflation on Harmony’s profits. To the extent the Rand depreciates against the US dollar, this depreciation may offset the impact of inflation. However, in fact this was not the case in fiscal 2004 where the Rand appreciated against the US dollar significantly. The Rand depreciated in fiscal 2006, but not enough to offset the influence of inflation on our input costs.
SOUTH AFRICAN SOCIO-ECONOMIC ENVIRONMENT
     Harmony is a South African company and the majority of its operations are in South Africa. As a result, Harmony is subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3. “Key Information — Risk Factors — socio-economic instability in South Africa or regionally may have an adverse effect on Harmony’s operations and profits.”
     South African companies are subject to significant exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to significant restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. As a result, Harmony has historically financed its offshore acquisitions with offshore long-term debt. See Item 10. “Additional Information — Exchange Controls.”
RESULTS OF OPERATIONS
Years Ended June 30, 2006 and 2005
Revenues
     Revenue decreased $2.0 million, or 0.2%, from $1,265.2 million in fiscal 2005 to $1,263.3 million in fiscal 2006. This decrease was attributable primarily to the fewer ounces sold during the year due to lower production. This decrease was, however, offset by the higher average sales price of gold received by Harmony, $529 per ounce in fiscal 2006 compared to $427 per ounce in fiscal 2005.
     Harmony’s gold sales decreased 578,340 ounces, or 19.5% from 2,965,265 ounces in fiscal 2005 to 2,386,925 ounces in fiscal 2006. The grade recovered was also slightly lower, negatively impacting on the ounces produced.

     At Masimong ounces produced decreased by 23,828 ounces, or 15%. Production volumes decreased slightly, with the decrease in ounces primarily due to a reduction in recovered grade and days lost to the industry through labor action.
     At Unisel ounces produced increased by 7,952 ounces, or 12% as a result of increased production tonnages through improved blasting frequencies, and an improved recovered grade.
     At Evander 2, ounces produced decreased by 48,764 ounces, or 100% as a result of the decision taken in fiscal 2005 to downscale and combine the shaft with Evander 5. Production at Evander 5 increased by 15,295 ounces, or 32% as a result of this combination. The decision to place Evander 9 on care and maintenance resulted in a decrease of 2,573 ounces. At Evander 7, ounces produced decreased by 46,807 ounces, or 36% as a result of lower production volumes in the No 3 decline due to a major sill intrusion, and a reduction in recovered grade as a result of the depletion of a very high grade pay shoot area during the year. At Evander 8, despite higher production volumes, ounces produced decreased by 23,087 ounces, or 15% as a result of a significantly lower recovered grade from payshoot variability.
     At Cooke 1, ounces produced increased by 1,394 ounces, or 2% as a result of improved recovery grades. At Cooke 2, ounces produced increased by 5,395 ounces, or 10% as a result of improved recovery grades as a result of a change in mining mix. At Cooke 3, ounces produced decreased by 11,542 ounces, or 10% as a result of lower production volumes.
     Elandsrand ounces produced decreased with 36,504 ounces, or 18%, in fiscal 2006 than in fiscal 2005. This was due to days lost to the mining industry through labor action and the continued lack of flexibility, which resulted in lower tonnages and recovered grades in fiscal 2006 when compared to fiscal 2005.
     At Thsepong, ounces produced decreased by 45,406 ounces, or 12%, as a result of lower recovered grades due to decreases in the shaft and plant call factors.
     At Orkney 4, ounces produced decreased by 18,074 ounces, or 23%, as a result of lower production volumes due to seismicity, and days lost o the industry though labor action. Recovered grade also decreased as result of switching mining from higher grade pillars to lower grade areas.
     At Kalgold, ounces produced decreased by 31,124 ounces, or 29%, as a result of a lower recovered grade from mining the lower grade A Zone due to the poor ground conditions in the eastern wall of the higher grade D Zone.
Costs
     The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2006 and fiscal 2005:

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2006		2005		in Cash
	(oz)	($/oz)	(oz)	($/oz)(1)	Costs
				Adjusted
SOUTH AFRICA
Free State operations
Quality assets
Masimong	136,153	489	159,981	409	20
Leveraged assets
Harmony 2	69,446	483	68,547	438	10
Merriespruit 1	48,069	501	45,559	477	5
Merriespruit 3	43,691	554	54,690	446	24
Unisel	72,963	395	65,011	478	(17)
Brand 3	41,647	559	46,299	494	13
Brand 5	469	2,079	33	64,242	(97)
Saaiplaas 3	—	—	2,541	1,901	—
Surface operations	15,902	404	9,542	348	16
Evander operations

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2006		2005		in Cash
	(oz)	($/oz)	(oz)	($/oz)(1)	Costs
				Adjusted
Quality assets
Evander 2	—	—	48,764	562	—
Evander 5	62,388	530	47,093	338	57
Evander 7	83,202	392	130,009	252	56
Evander 8	128,849	348	151,936	273	27
Leveraged assets
Evander 9	—	—	2,573	1,168	—
Randfontein operations
Quality assets
Cooke 1	80,495	401	79,101	393	2
Cooke 2	59,836	386	54,441	443	(13)
Cooke 3	104,758	395	116,300	364	9
Growth assets
Doornkop	43,593	558	52,695	447	25
Surface operations	11,650	431	33,397	423	2
Elandskraal operations
Growth assets
Elandsrand	170,867	523	207,371	427	22
Leveraged assets
Deelkraal	—	—	2,284	313	—
Freegold operations
Quality assets
Tshepong	335,289	332	380,695	266	25
Growth assets
Phakisa	—	—	—	—	—
Leveraged assets
Bambanani	175,214	497	197,535	422	18
Joel	58,595	498	64,464	450	11
Eland	4,058	263	26,782	500	(48)
Kudu/Sable	2,024	442	25,175	750	(41)
West Shaft	25,525	535	28,165	458	17
Nyala	184	1,228	23,503	748	64
St. Helena	12,791	845	29,965	807	5
Surface operations	11,019	489	36,420	424	15
ARMgold operations
Leveraged assets
Orkney 2	69,877	425	78,449	401	6
Orkney 4	58,897	497	76,971	385	29
Welkom 1	—	—	2,734	587	—
Avgold operations
Quality assets
Target	150,196	346	209,847	259	34
Surface operations	746	1,298	1,350	346	275
Kalgold operations
Surface operations	77,071	412	108,195	373	(10)
AUSTRALASIA
Mt. Magnet	148,822	399	181,233	336	19
South Kal	82,639	454	115,615	340	34
Papua New Guinea	—	—	—	—	—
Other entities	—	—	—	—	—
Total	2,386,925		2,965,265
Weighted average		436		378	15

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

     Harmony’s weighted average cash costs increased by $58 per ounce, or 15%, from $378 per ounce in fiscal 2005 to $436 per ounce in fiscal 2006. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in US dollars per ounce in fiscal 2006 was attributable primarily to the reduction in ounces produced during the year, increased labor costs as a result of a two year wage agreement reached with the unions in August 2005 of between 6% and 7%, and inflationary pressures on our supply chain. This increase was offset by the depreciation of the Rand against the US Dollar. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.”
     At Masimong, cash costs increased by 20%, from $409 per ounce in fiscal 2005 to $489 per ounce in fiscal 2006. This was due to higher labor costs as a result of the implementation of CONOPS A lower grade also negatively impacted on the cost per ounce.
     At Merriespruit 3 cash costs increased from $446 per ounce in fiscal 2005 to $554 per ounce in fiscal 2006, primarily due to lower production volumes and lower recovered grades.
     Brand 5 was placed on care and maintenance during fiscal 2005 and as a result the cash costs decreased from $64,242 per ounce in fiscal 2005 to $2,079 per ounce in fiscal 2006.
     Cash costs decreased at Evander 2 from $562 in fiscal 2005 to nil in fiscal 2006 as there was no production from this shaft in fiscal 2006. This was due to the downscaling and combination of the mining operations at Evander 2 with those from Evander 5.
     At Evander 5, cash costs increased from $338 per ounce in fiscal 2005 to $530 per ounce in fiscal 2006. This increase was primarily attributable to the additional labor costs incurred due to the downscaling and combination of the mining operations of Evander 2 with those of Evander 5.
     At Evander 7, cash costs increased from $252 per ounce in fiscal 2005 to $392 per ounce in fiscal 2006. This increase was primarily attributable to the lower year on year production at Evander 7.
     At Evander 8, cash costs increased from $273 per ounce in fiscal 2005 to $348 per ounce in fiscal 2006. This increase was primarily attributable to the lower recovered grade at Evander 8.
     Lower tonnage as well as a lower recovery grade at Doornkop resulted in an increase in cash costs from $447 per ounce in fiscal 2005 to $558 per ounce in fiscal 2006.
     At Elandsrand, cash costs increased from $427 per ounce in fiscal 2005 to $523 per ounce in fiscal 2006, primarily as a result of lower production.
     At Tshepong, cash costs increased from $266 per ounce in fiscal 2005 to $332 per ounce in fiscal 2006. This decrease was primarily attributable to lower production and costs associated with the implementation of CONOPS during the year.
     Lower tonnage as a result of Shaft 4 at St. Helena being placed on care and maintenance during fiscal 2005 as well as a lower recovered grade at St. Helena resulted in an increase in the cash costs from $807 per ounce in fiscal 2005 to $845 per ounce in fiscal 2006.
     Cash costs at Target increased from $259 per ounce in fiscal 2005 to $346 per ounce in fiscal 2006. This was as a result of the reduction in production volumes and recovery grade.
     Cash costs at South Kal increased from $340 per ounce in fiscal 2005 to $454 per ounce in fiscal 2006. This was as a result of the reduction in production volumes and recovery grade.

Depreciation and Amortization
     Depreciation and amortization charges increased $14.2 million, or 9%, from $151.9 in fiscal 2005. to $166.1 million in fiscal 2006.
     This increase was attributable primarily to the depreciation of the Rand against the US dollar, which increased the depreciation charges for the South African operations. Also contributing to the increase were increases at the following shafts and surface operations due to a decrease in the reserves resulting in accelerated depreciation: Kalgold ($8 million), Elandsrand ($1.4 million) and Tshepong ($2 million). Due to a decrease in production and increase reserves the depreciation for the following shafts decreased compared to fiscal 2005: Cooke 1 ($2 million) and Target ($6.5 million). Depreciation on capitalized underground development cost increased significantly at the following shafts during fiscal 2006: Doornkop ($2.4 million), Evander 8 ($2.4 million) and Tshepong ($1.8 million).
Impairment of Assets
     Impairment charges decreased from $243.1 million in fiscal 2005 to $15.9 million in fiscal 2006. The $15.9 million impairment recorded in 2006 relates to an impairment loss at Lydenburg Exploration Ltd on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management. The impairment charge of $243.1 million in fiscal 2005 related to adjustments and revisions in the life of mine plans for the South African operations for expected gold production as well as working costs. These plans did not support the carrying value of some of the operations on an undisclosed cash flow basis. As a result, impairments were recorded at numerous shafts and pit operations, including those in Australia.
Employment Termination Costs
     Employment termination costs decreased $85.5 million, from $73.2 million in fiscal 2005 to a credit of $12.3 million in fiscal 2006. During fiscal 2006 Harmony continued with the process of a final restructuring process in the Free State region. This process was announced in fiscal 2005. This affected the Free State, Free Gold, ARMgold and Avgold operations. A provision for this process was raised in fiscal 2005.
     The decrease from fiscal 2005 to fiscal 2006 can be primarily attributed to the reversal of an overprovision in costs at the Free State (decrease of $8.6 million), Free Gold (decrease of $4.8 million) and ARMgold (decrease of $0.9 million) operations. As of June 30, 2005, the company had completed negotiations with its unions related to restructuring of a number of its shafts in South Africa and identified employees who would be made redundant. However, subsequent to year-end and prompted in part by strikes during the fiscal year, the company and the unions renegotiated the terms of agreement and in the end modified the scope of redundancies and instead redeployed many of these employees. This led to the company utilizing less of its fiscal 2004 and fiscal 2005 restructuring provisions than anticipated.
     In fiscal 2005 the Company also announced the decision to downscale certain shafts and this was communicated to the unions by June 30, 2005. Additional Costs incurred in this process during fiscal 2006 affected the Randfontein and Elandskraal ($0.8 million), Evander ($0.9 million) and Avgold ($0.3 million) operations.
Care and Maintenance Cost of Restructured Shafts
     The charge for the care and maintenance cost of restructured shafts decreased from $29.9 million in fiscal 2005. to $27.4 million in fiscal 2006. This resulted from lower labor costs relating to the termination of non-productive employees.
Corporate Expenditure, Exploration Expenditure and Marketing and New Business Expenditure
     Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $1 million, or 2%, from $44.9 million in fiscal 2005 to $45.9 million in fiscal 2006. This increase was due primarily to increased corporate expenditures following Harmony’s unsuccessful bid for Gold Fields ($4.2 million) and the Harmony of Tomorrow (HOT) initiative ($0.8 million). In fiscal 2006, the exploration expenditure increased by $5.1 million, primarily due to.increased exploration activity in Australia (South Kal and Mt Magnet tenements) and Papua New Guinea (Wafi and Hidden Valley areas) See Item 4. “Information on the Company — Business — Exploration.”
Share-Based Compensation
     Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments (“SFAS No. 123(R)”). Prior to that date, the Company applied SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) in accounting for options granted after July 1, 2001 and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) together with its related interpretations in accounting for options granted prior to July 1, 2001.
     The Company adopted SFAS No. 123(R) using the modified retrospective transition method. Under this method, share-based payment expense for the year ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for all prior periods presented have been adjusted based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures. See note 3. In both cases, the Company has recognised the share-based payment expense associated with options with graded-vesting features over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.
     Share-based compensation expenses increased by $1.5 million, or 10%, from $15.6 million in fiscal 2005 to $17.1 million in fiscal 2006. Share-based compensation expense is included within Production costs exclusive of depreciation and amortization. No new options were granted during the 2006 fiscal year. The charge in fiscal 2006 relates to the amortization of the fair value of the 2005, 2003 and 2001 options The charge in fiscal 2005 relates to the amortization of the fair value of the 2005, 2003 and 2001 option grants for Harmony.
Decrease in Rehabilitation Costs
     As from July 1, 2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. The decrease in rehabilitation costs in fiscal 2006 relates primarily to decreases in rehabilitation liability at operations in excess of associated capitalized rehabilitation costs (net of accumulated depreciation). The decrease in the rehabilitation liability arose because of increases in the Life of Mine, which resulted in a decrease in the present value of the liability The gain recognized as a result of the decrease in rehabilitation liabilities in both years was partially offset by certain expenses that were paid in cash of $1.1 million in fiscal 2006 and $1.0million in fiscal 2005, respectively.
Provision for Former Employees’ Post-Retirement Benefits
     Harmony provides for amounts due under its former employees’ post-retirement benefits. In fiscal 2006, Harmony provided $1.2 million for these benefits compared with $9.1 million in fiscal 2005, based on updated actuarial valuations performed in fiscal 2006.
Dividends Received
     Dividend income increased from $2.8 million in fiscal 2006 to $3.3 million in fiscal 2006 primarily as a result of dividends received from Gold Fields.
Loss on Derivative Financial Instruments
     The loss on financial instruments in fiscal 2006 was $131.4 million, as compared with a loss in fiscal 2005 was $17.7 million. The loss relates mainly to the change in the derivative financial liability recorded as a result of the ARM Empowerment Trust transaction as well as to the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of New Hampton Hill 50 and Avgold. The amount comprises a loss of $49.3 million on the ARM Empowerment Trust derivative, a loss of $78.8 million on the Australian derivatives and a loss of $3.3 million on derivatives held by Avgold. The loss in fiscal 2005 relates to the change in the derivative financial liability recorded as a result of the ARM Empowerment Trust transaction and the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of New Hampton, Hill 50 and Avgold.
(Loss)/Profit on Sale of Other Assets and Listed Investments
     Harmony recorded a profit of $45.3 million on the sale of other assets and listed investments in fiscal 2006 as compared with a loss of $93.5 million in fiscal 2005. In fiscal 2006 the Company disposed of its remaining investment held in Gold Fields Limited (Gold Fields) for $361.8 million. The process was concluded through market disposals which commenced on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of $316.4 million, resulting in a gain of $45.4 million.
     The loss in fiscal 2005 comprises a loss of $38.2 million on the sale of the investment in ARM as well as a loss of $60.2 million on the sale of the investment in Gold Fields. These losses were partially offset by a gain of $4.9 million on the sale of the investment in Bendigo. During the period that the investment in Bendigo was held by Harmony, an amount of $2 million for impairment of investment in associate was taken to the income statement. Therefore the net amount taken to the income statement was positive $2.9 million. The profit in fiscal 2004 arose as a result of the disposal of its investments in High River for $3.1 million, Midas Resources for $0.01 million and Legend Mining for $1.8 million
Impairment of Listed Investments
     Harmony recorded no impairments of listed investments in fiscal 2006 versus an impairment of its investment in ARM amounting to $63.2 million in fiscal 2005. Prior to the disposal of the ARM shares to the ARM Empowerment Trust, the market value of ARM shares decreased significantly below cost at which it was acquired. Harmony determined that this decrease was “other-than-temporary” and recorded the unrealized loss as an impairment of listed investment in consolidated statements of operations. See Item 7. “Related Party Transactions” for a discussion of the accounting treatment of the investment subsequent to its transfer to the ARM Empowerment Trust.
(Loss)/Profit on Sale of Subsidiary
     A profit of $3 million was recorded during fiscal 2006 on the sale of subsidiaries, compared to the loss of $0.1 million that was recorded during fiscal 2005. The profit in 2006 results from the Company disposing of the entire share capital of Buffalo Creek Mines (Pty) Ltd for $17.2 million (A$ 24 million) on March 31, 2006. Buffalo Creek Mines had a net asset value to the company of $14.2 million.
     The loss in fiscal 2005 results from the disposal of the entire shareholding of Future, which had a net asset value of $1.4 million, for $0.17 million, resulting in a loss of $1.4 million. This loss was partially offset by profits on the sale of NACS ($0.1 million) and Ubuntu ($1.1 million). The entire shareholding of NACS, which had a net asset value of $0.1 million, was sold for $0.2 million. Ubuntu’s entire shareholding was sold for $0.1 million. The net asset value was a negative $1.0 million. The profit in fiscal 2004 is attributable to the profit on the disposal of Harmony’s investment in Harmony Gold (Canada) Incorporated (“Bissett”) for C$7.6 million ($5.6 million). Harmony disposed of the entire share capital of Bissett in exchange for 5 million ordinary shares in San Gold, 5,714,285 ordinary shares in Gold City and the balance of $2.7 million in cash. The net asset value of Bisset was $5.5 million, resulting in a profit of $0.1 million.
Interest Income
     Interest received increased from $21.4 million in fiscal 2005 to $32.5 million in fiscal 2006. This increase was attributable primarily to the increase in interest earned on bank and call accounts due to higher average balances through the year as well as an increase in South African interest rates.
Interest Expense
     Interest paid was $56.5 million during fiscal 2006 compared to $65.1 million during fiscal 2005. This decrease was due to the lower average interest bearing debt balance during the year. This was mitigated to an extent by the raising of the $140 million RMB loan to finance the acquisition of the stake in Western Areas in March 2006.

Other (Expenses)/Income
     Other expenses increased by $0.1 million, from $3.7 million in fiscal 2005 to $3.8 million in fiscal 2006.
     The increase is attributable to higher foreign exchange losses as a result of the depreciation of the Rand. The higher exchange losses were offset by a lower bad debts amount for the year.
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
     The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2006, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 36% for mining income and 29% for non-mining income if the STC exemption election was not made. In 2005, the tax rates were comparable to that in 2006. A change of the tax rate was enacted during March 2005. In 1993, Harmony elected to pay the STC tax. All of Harmony’s South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2006	2005
Effective tax rate benefit	2%	14%
     The effective tax rate for fiscal 2006 was lower than the statutory tax rate of 45% for Harmony and its subsidiaries as a whole. The most significant reason for the decrease in the effective tax rate in fiscal 2006 relates to the non taxable income received by way of the profit realized on the disposal of the investment held in Goldfields.
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
Equity Loss of Associate Companies
     Equity loss of associate companies was $16.4 million in fiscal 2006 ($nil in fiscal 2005). This amount relates to our 29.2% attributable share of losses in Western Areas for the three months from March 9, 2006 until June 30, 2006.
(Loss)/Income Before Cumulative Effect of Change in Accounting Principle
     Loss before cumulative effect of change in accounting principle was a loss of $157.7 million in fiscal 2006 compared with the loss of $552.5 million in fiscal 2005. This improvement was primarily attributable to: (1) lack of significant impairments on assets and investments in the current fiscal year ($243 million and $63 million, respectively, in fiscal 2005); (2) lack of termination and restructuring costs in the current fiscal year ($73 million in fiscal 2005); and finally (3) gains of $45 million in fiscal 2006 versus losses of $93 million in fiscal 2005 on sales of listed investments. These positives were offset by the increase in derivative losses during fiscal 2006 of $114 million.
Cumulative Effect of Change in Accounting Principle, Net of Tax
     The Cumulative Effect of Change in Accounting Principle, Net of Tax was a credit of $2.1 million in fiscal 2006. There was no Cumulative Effect of Change in Accounting Principle, Net of Tax in fiscal 2005. The cumulative credit was due to the adoption of FAS123(R) during fiscal 2006, which related to the effect of recognizing fair values including estimates for forfeitures rather than only recording them upon actual forfeiture.
Net(Loss) Income
     Net loss was $155.8 million in fiscal 2006 compared with the loss of $552.5 million in fiscal 2005. This improvement is attributed primarily to the factors described above.
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

     Harmony’s gold sales decreased 259,923 ounces, or 8% from 3,225,188 ounces in fiscal 2004 to 2,965,265 ounces in fiscal 2005. Ounces produced at the Masimong complex decreased by 74,326 ounces, or 32%, as a result of lower tonnage due to underground fires, machinery breakdowns and various strike actions during the fiscal year. The grade recovered was also lower, negatively impacting on the ounces produced.
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
Costs
     The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2005 and fiscal 2004:

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2005(1)		2004(1)(2)		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs
		Adjusted		Adjusted
SOUTH AFRICA
Free State operations
Quality assets
Masimong	159,981	409	234,307	323	27
Leveraged assets
Harmony 2	68,547	438	87,472	365	20
Merriespruit 1	45,559	477	59,062	405	18
Merriespruit 3	54,690	446	76,956	419	6
Unisel	65,011	478	91,020	403	19
Brand 3	46,299	494	59,558	401	23

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2005(1)		2004(1)(2)		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs
		Adjusted		Adjusted
Brand 5	33	64,242	19,262	692	9,184
Saaiplaas 3	2,541	1,901	26,783	503	278
Surface operations	9,542	348	26,732	347	0.29
Evander operations
Quality assets
Evander 2	48,764	562	86,172	337	67
Evander 5	47,093	338	48,103	295	15
Evander 7	130,009	252	92,505	317	(21)
Evander 8	151,936	273	109,513	322	(15)
Leveraged assets
Evander 9	2,573	1,168	23,440	386	203
Surface operations	—	—	1,961	253	(100)
Randfontein operations
Quality assets
Cooke 1	79,101	393	104,168	283	39
Cooke 2	54,441	443	90,761	337	32
Cooke 3	116,300	364	134,003	314	13
Growth assets
Doornkop	52,695	447	65,234	315	42
Surface operations	33,397	423	18,872	349	21
Elandskraal operations
Growth assets
Elandsrand	207,371	427	250,581	362	18
Leveraged assets
Deelkraal	2,284	313	68,127	555	(44)
Surface operations	—	—	5,301	498	(100)
Freegold operations
Quality assets
Tshepong	380,695	266	287,771	354	25
Growth assets
Phakisa	—	—	—	—
Leveraged assets
Bambanani	197,535	422	213,730	478	(12)
Joel	64,464	450	50,590	5,175	(91)
Eland	26,782	500	37,337	656	(24)
Kudu/Sable	25,175	750	29,347	548	37
West Shaft	28,165	458	26,565	435	5
Nyala	23,503	748	8,891	457	64
St. Helena	29,965	807	52,309	597	35
Surface operations	36,420	424	49,262	487	(13)
ARMgold operations
Leveraged assets
Orkney 1	—	—	322	602	(100)
Orkney 2	78,449	401	81,434	307	31
Orkney 3	—	—	11,413	564	(100)
Orkney 4	76,971	385	67,931	288	34
Orkney 6	—	—	11,060	486	(100)
Orkney 7	—	—	4,533	435	(100)
Welkom 1	2,734	587	19,226	517	14
Welkom 2	—	—	1,350	405	(100)
Welkom 3	—	—	1,511	385	(100)
Welkom 4	—	—	3,922	381	(100)
Welkom 6	—	—	2,411	371	(100)
Welkom 7	—	—	9,902	360	(100)
Avgold operations
Quality assets
Target	209,847	259	53,434	215	20
Surface operations	1,350	346	—	—	—

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2005(1)		2004(1)(2)		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs
		Adjusted		Adjusted
Kalgold operations
Surface operations	108,195	373	82,756	345	8
AUSTRALASIA
Mt. Magnet	181,233	336	173,228	336	0
South Kal	115,615	340	120,532	322	6
Papua New Guinea	—	—	—	—	—
Other entities	—	—	44,528	302	(100)
Total	2,965,265		3,225,188
Weighted average		378		338	12

(1)	During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates.” for further information on the effects of this change on Harmony.

(2)	Includes nine months of production from Free Gold and ARMgold and two months from production from Avgold’s Target operations
     Harmony’s weighted average cash costs increased by $40 per ounce, or 11.8%, from $338 per ounce in fiscal 2004 to $378 per ounce in fiscal 2005. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in US dollars per ounce in fiscal 2005 was attributable primarily to the appreciation of the Rand against the US dollar. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” Cash costs per ounce in US dollars were also negatively impacted by increases in the costs of labor and supplies at Harmony’s South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.
     At Masimong, cash costs increased by 27%, from $323 per ounce in fiscal 2004 to $409 per ounce in fiscal 2005. This was due to higher labor costs as a result of the delayed restructuring at No. 4 shaft. A lower grade also negatively impacted on the cost per ounce.
     Brand 5 was placed on care and maintenance during fiscal 2005 and as a result the cash costs increased from $692 per ounce to $64,242 per ounce.
     Pillar extraction is being conducted at Saaiplaas 3, and this costly form of mining resulted in an increase in cash costs from $503 per ounce in fiscal 2004 to $1,901 per ounce in fiscal 2005.
     Cash costs increased at Evander 2 from $337 per ounce in fiscal 2004 to $562 in fiscal 2005. This was due to a lower output as well as lower recovered grade.
     At Evander 7 and 8, cash costs decreased in US dollar terms by 21% and 15% to $252 and $273 respectively. This was due to a significant increase in grade recovered due to improved production efficiencies, and partially to an increase in tonnage at Evander 8.
     Due to the shaft being placed on care and maintenance, cash costs at Evander 9 increased from $386 per ounce in fiscal 2004 to $1,168 per ounce in fiscal 2005.
     Lower production due to a change in the mining mix (move from conventional to pillar mining, which is more costly) and seismicity resulted in an increase in the cash per ounce at Cooke 1, from $283 per ounce in fiscal 2004 to $393 per ounce in fiscal 2005.
     At Cooke 2, the costs involved in the initial implementation of CONOPS as well as the lower production due to the restructuring resulted in an increase of the cash costs from $337 per ounce in fiscal 2004 to $443 per ounce in fiscal 2005.

     Lower tonnage as well as a lower recovery grade at Doornkop resulted in an increase in cash costs from $315 per ounce in fiscal 2004 to $447 per ounce in fiscal 2005.
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
     Lower tonnage as a result of Shaft 4 at St. Helena being placed on care and maintenance during fiscal 2005 as well as a lower recovered grade at St. Helena resulted in an increase in the cash costs from $597 per ounce in fiscal 2004 to $807 per ounce in fiscal 2005.
     Cash costs at Target increased by 21% from $215 per ounce in fiscal 2004 to $259 per ounce in fiscal 2005. This was as a result of the reduction in recovery grade.
Depreciation and Amortization
     Depreciation and amortization charges increased $12.1 million, or 8.7%, from $139.8 million in fiscal 2004 to $151.9 million in fiscal 2005. This increase was attributable primarily to the appreciation of the Rand against the US dollar, which increased the depreciation charges for the South African operations, the inclusion of Avgold for the full year as well as the depreciation charge on underground development cost capitalized, in accordance with the change in accounting policy. See note 3 of Item 18: Financial Statements, Accounting Policies for more information on this change. Also contributing to the increase were increases at the following shafts and surface operations due to a decrease in the reserves resulting in accelerated depreciation: Cooke 1 ($3.3 million), Cooke 2 ($0.8 million), Doornkop ($1.2 million), Kalgold ($1.1 million). The inclusion for a full year as opposed to nine months in 2004 as well as a decrease in its reserves resulted in an increase of $5.5 million at Tshepong shaft. Decreased production at the following shafts resulted in a decrease during fiscal 2005: Masimong complex ($0.8 million), Unisel ($0.6 million), Evander 2 ($0.7 million), Cooke 3 ($1.4 million), Deelkraal ($1.4 million), St. Helena ($0.9 million), Orkney 2 ($1.0 million), Orkney 4 ($1.1 million). Also contributing to the decrease was a decrease of $7.1 million in the charge for Australia for fiscal 2005. Depreciation on capitalized underground development cost decreased $2.9 million, from $37.4 million in fiscal 2004 to $34.5 million in fiscal 2005. This was mainly attributable to the following shafts: Cooke 2 ($2.6 million), Elandsrand ($1.8 million) and an increase in the charge from Tshepong ($2 million).
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
Employment Termination Costs
     Employment termination costs increased $41.5 million, or 131%, from $31.7 million in fiscal 2004 to $73.2 million in fiscal 2005. During March 2005, the Company announced that it had commenced a final restructuring process in the Free State region. This affected the Free State, Free Gold, ARMgold and Avgold operations. The Company also announced the decision to downscale certain shafts and this was communicated to the unions by June 30, 2005. A provision for this process was raised at year end. The increase can be primarily attributed to increases in costs at the Free State (increase of $11.8 million), Randfontein and Elandskraal (increase of $8.5 million) and Free Gold (increase of $21.3 million) operations.
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
Corporate Expenditure, Exploration Expenditure and Marketing and New Business Expenditure
     Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $2.4 million, or 6%, from $42.5 million in fiscal 2004 to $44.9 million in fiscal 2005. This increase was due primarily to increased corporate expenditures following Harmony’s bid for Gold Fields ($2.9 million) and the commencement of a project to ensure compliance with Sarbanes Oxley requirements ($2.1 million). In fiscal 2005, the exploration expenditure decreased by $4.1 million, primarily due to the sale of the Kalplats project as well as Papua New Guinea moving into the capitalization phase. See Item 4. “Information on the Company — Business — Exploration.”
Share-Based Compensation
     Harmony adopted SFAS No. 123 on July 1, 2002. SFAS No. 123 requires that all share options granted subsequent to that date be fair valued, and that the fair value be recognized as share-based compensation expense over the options vesting period. Share-based compensation expense is included within Production costs exclusive of depreciation and amortization.
     Share-based compensation expenses increased by $6.2 million, or 66%, from $9.4 million in fiscal 2004 to $15.6 million in fiscal 2005. New options were granted during the year, on August 10, 2004 as well as April 26, 2005. The charge in fiscal 2005 relates to the amortization of the fair value of these 2005 options as well as the 2003 and 2001 options The charge in fiscal 2004 relates to the amortization of the fair value of 2003 and 2001 option grants for Harmony and its subsidiary Abelle.
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
Loss on Derivative Financial Instruments
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
(Loss)/Profit on Sale of Other Assets and Listed Investments
     Harmony recorded a loss of $93.5 million on the sale of other assets and listed investments in fiscal 2005 as compared with a profit of $4.9 million in fiscal 2004. The loss in fiscal 2005 comprises a loss of $38.2 million on the sale of the investment in ARM as well as a loss of $60.2 million on the sale of the investment in Gold Fields. These losses were partially offset by a gain of $4.9 million on the sale of the investment in Bendigo. During the period that the investment in Bendigo was held by Harmony, an amount of $2 million for impairment of investment in associate was taken to the income statement. Therefore the net amount taken to the income statement was positive $2.9 million. The profit in fiscal 2004 arose as a result of the disposal of its investments in High River for $3.1 million, Midas Resources for $0.01 million and Legend Mining for $1.8 million.
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
Profit on Sale and Loss on Dilution of Investment in Associates
     Profit on sale of investments in associates decreased to $nil in fiscal 2005 from $77.6 million in fiscal 2004. The amount in fiscal 2004 is attributable to the disposal of Harmony’s investment in Highland Gold Limited on October 14, 2003 for $119.7 million. The investment was acquired at a cost of $42.1 million and Harmony equity accounted for the earnings from Highland Gold, resulting in a profit of $77.6 million.
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
(Loss)/Profit on Sale of Subsidiary
     A loss of $0.1 million was recorded during fiscal 2005 on the sale of subsidiaries, compared to the profit on sale of subsidiaries of $0.1 million in fiscal 2004. The loss in fiscal 2005 results from the disposal of the entire shareholding of Future, which had a net asset value of $1.4 million, for $0.17 million, resulting in a loss of $1.4 million. This loss was partially offset by profits on the sale of NACS ($0.1 million) and Ubuntu ($1.1 million). The entire shareholding of NACS, which had a net asset value of $0.1 million, was sold for $0.2 million. Ubuntu’s entire shareholding was sold for $0.1 million. The net asset value was a negative $1.0 million. The profit in fiscal 2004 is attributable to the profit on the disposal of Harmony’s investment in Harmony Gold (Canada) Incorporated (“Bissett”) $5.6 million. Harmony disposed of the entire share capital of Bissett in exchange for 5 million ordinary shares in San Gold, 5,714,285 ordinary shares in Gold City and the balance of $2.7 million in cash. The net asset value of Bisset was $5.5 million, resulting in a profit of $0.1 million.
Interest Income
     Interest received decreased from $28.0 million in fiscal 2004 to $21.4 million in fiscal 2005. This decrease was attributable primarily to the decrease in interest earned on bank and call accounts due to lower balances through the year as well as a decrease in the interest rate.
Interest Expense
     Interest expense was paid $65.1 million during fiscal 2005 compared to $64.3 million during fiscal 2004. A portion of this increase was due to the interest of $0.8 million on the short-term borrowings for Avgold being included for the full year. Also contributing to the increase is the interest relating to the ARM Empowerment Trust transaction ($2.6 million). An amount of $4.1 million relating to the time value of money portion of the rehabilitation costs was included in the interest paid in fiscal 2005, being a decrease of $3.3 million from fiscal 2004.
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
     The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2005, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 36% for mining income and 29% for non-mining income if the STC exemption election was not made. In 2004, the tax rates for companies that elected the STC exemption were 46% for mining income and 38% for non-mining income, compared with 37% for mining income and 30% for non-mining income if the STC exemption election was not made. A change of the tax rate was enacted during March 2005. In 1993, Harmony elected to pay the STC tax. All of Harmony’s South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2005	2004
Effective tax rate benefit	14%	75%

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
Equity Income of Joint Venture
     Equity income of joint venture decreased to $nil in fiscal 2005 from $9.5 million in fiscal 2004. The decrease arose due to Free Gold and Clidet becoming wholly-owned subsidiaries as of September 22, 2003 after the merger of Harmony and ARMgold. Therefore, the equity income of joint ventures is for three months of fiscal 2004.
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
(Loss)/Income Before Cumulative Effect of Change in Accounting Principle
     Loss before cumulative effect of change in accounting principle was $552.5 million in fiscal 2005 compared with a profit of $0.2 million in fiscal 2004. This decrease was primarily attributable to: (1) the significant increase in impairments on assets and investments in fiscal 2005 ($240 million and $63 million, respectively); (2) the increase in employee termination and restructuring costs as well as care and maintenance costs of restructured shafts in fiscal 2005 ($42 million and $30 million, respectively) and finally; (3) increased loss on sales of listed investments and decrease in gains on sale and dilution of investments in associates — net in fiscal 2005 ($89 million and $65 million, respectively).
Cumulative Effect of Change in Accounting Principle, Net of Tax
     There was no charge for the cumulative effect of change in accounting principle.
Net(Loss) Income
     Net loss was $552.5 million in fiscal 2005 compared with a profit of $0.2 million in fiscal 2004. This decrease is attributed primarily to the factors described above.
RECENT ACCOUNTING PRONOUNCEMENTS.
     In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that we recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning July 1, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.
     In September 2006, The FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in all subsequent periods. We will be required to adopt SFAS 157 on July 1, 2008, and is currently evaluating the impact of SFAS 157 on our financial position and results of operations.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS 158 will be applicable for the Company as of the year ended June 30, 2007. The Company is in the process of evaluating the potential impact the adoption of this standard will have on its financial position and results of operations.
     In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”). The interpretations in SAB 108 express the staff’s views regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all mistatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant’s financial statements would require adjustment when the assessment in the current year or in prior years’ results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The Company will be required to adopt SAB 108 on July 1, 2007, and is currently evaluating the impact of SAB 108 on its financial position and results of operations.

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
     Net cash generated by operations was $51.8 million in fiscal 2006, as compared with net cash utilized of $115.6 million in fiscal 2005. This improvement is attributable primarily to the higher gold price received during the year and lower production costs during the year, which were lower by $80.1 million due to lower production volumes. Negating the effect of the improvement was the increase in the working capital charges of $8.7 million. Income and mining taxes received decreased by $7.1 million in fiscal 2006.
     Net cash utilized by operations was $115.6 million in fiscal 2005, as compared with $9.6 million in fiscal 2004. This increase is attributable primarily to higher costs due to the appreciation of the Rand against the US dollar (which increased costs when translated into U.S. dollars), which more than offset increased gold sales from higher US dollar denominated gold price. See Item 5. “Operating and Financial Review and Prospects — Exchange Rate”. Also impacting on the increase was the decrease in the working capital charges of $81.9 million. Income and mining taxes paid decreased by $74.9 million in fiscal 2005 and this partially offset the increase in cash paid to suppliers and employees.
Investing
Net cash utilized by investing activities was $246.9 million in fiscal 2006, as compared with net cash generated of $157.9 million in fiscal 2005. This decrease was mainly due to the acquisition of the Western Areas Limited shares on March 14, 2006 ($321.5 million). During fiscal 2006 capital expenditure increased by $43.2 million to $271.8 million, which further decreased the cash generated from investing activities.
     Net cash generated by investing activities was $157.9 million in fiscal 2005, as compared with net cash utilized of $22.5 million in fiscal 2004. This increase was mainly due to the increase in the proceeds received for the sale of listed investments ($234.0 million), including the sale of Gold Fields shares. This was partially offset by the costs for acquiring the investment in Gold Fields, which amounted to $13.8 million in fiscal 2005. Further contributing to the decrease was a decrease of $100.2 million in the cash held by subsidiaries on acquisition, from $100.9 million to $0.7 million. During fiscal 2005, capital expenditure increased by $35.1 million to $228.5 million, which helped offset the increase in the cash generated from investing activities.
Financing
     Net cash utilized by financing activities was $16.6 million in fiscal 2006, as compared with net cash generated of $7.7 million in fiscal 2005. This decrease was mainly due to the repayment of borrowings during the year.
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

Outstanding Credit Facilities and Other Borrowings
     On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be capitalized and repaid with the loan amount. The loan amount and any interest accrued are repayable on July 30, 2008. Interest capitalized during the fiscal 2006 was $2.3 million compared to $1.9 million in fiscal 2005 (fiscal 2004 was $1.7 million).
     During fiscal 2005, Africa Vanguard borrowed an additional R18 million ($2.8 million) from its holding company Africa Vanguard Resources to service working capital commitments (fiscal 2004: R14 million ($2 million)). The loan is uncollateralized and interest free, with no fixed terms of repayment.
     During December 2003 Musuku Beneficiation Systems (Proprietary) Limited, a wholly owned subsidiary of the Company, entered into a long term loan facility of R2 million ($0.3 million) with Auriel Alloys for the purpose of financing the acquisition of Dental Alloy equipment. The loan bears interest at 11% and is payable by way of 60 installments of R50,000 ($6,974) each.
     On May 21, 2004 Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of R1.7 billion. Interest at a rate of 4.875% per annum is payable semi-annually in arrears on May 21 and November 21, of each year, commencing November 21, 2004. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009 unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value R0.50 per share. The bonds are listed on the London Stock Exchange for bonds. Harmony issued the bonds to raise funds in order to refinance its domestic Rand debt. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Including in the amortization charge as per the income statement is $1.4 million compared to $1.4 million in 2005 and $0.1 million in 2004 for amortization of the bond issue costs.
     On April 15, 2005, the ARM Empowerment Trust entered into a term loan facility of R356 million ($56.7 million) with Nedbank Limited for the purpose of funding the ARM Empowerment Trust’s partial acquisition of the ARM shares held by Harmony. The loan bears interest, compounded monthly, at a fixed rate of 10.02%. Interest capitalized during the year ended June 30, 2006 amounted to $6 million compared to $1.3 million in fiscal 2005. The loan is repayable on the fifth anniversary of the advance date.
     On April 15, 2005 the ARM Empowerment Trust entered into a second term loan facility of R474 million ($75.4 million) with Nedbank Limited for the purpose of funding the balance of the ARM Empowerment Trust’s acquisition of the ARM shares held by the Harmony. The loan bears interest, compounded monthly, at a fixed rate of 9.52%. Interest capitalized during the year ended June 30, 2006 amounted to $7.6 million. Interest and additional charges capitalized during the year ended June 30, 2005 amounted to $1.4 million and $1.1 million, respectively. The loan is repayable on the fifth anniversary of the advance date.
On 9 March 2006, Harmony Gold Mining Company entered into a term loan facility of R1.0 billion ($159.7 million) with Rand Merchant Bank, for the purpose of partially funding the acquisition of the 29.2% stake in Western Areas. Interest is compounded at a rate equal to three-month JIBAR plus 1.5%. The loan amount is payable on 13 March 2007 and interest, which is compounded monthly, is payable quarterly from 13 June 2006.
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
     On December 24, 2001, Free Gold entered into an agreement with AngloGold Limited to purchase its Free Gold assets for R2.881 billion ($298 million). R1.8 billion ($169 million) was payable on January 1, 2002 at the call rate from this date until the 10th business day after the date of fulfilment of the last of the conditions precedent. The final R400 million ($38 million) was fully repaid on December 30, 2004 at no interest charge through a Nedbank loan. The balance of the consideration was payable five business days before AngloGold was obliged to pay recoupment tax, capital gains tax and any other income tax on the disposal of the assets at no interest charge. As at September 22, 2003, Free Gold become a fully owned subsidiary of Harmony through Harmony’s acquisition of ARMgold.
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
     On June 16, 2001, Harmony launched and priced an issue of South African Rand denominated senior uncollateralized fixed rate bonds in an aggregate principal amount of R1.2 billion ($115.5 million), with semi-annual interest payable at a rate of 13% per annum. The bonds were listed on the Bond Exchange of South Africa and issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds were outstanding, Harmony was not permitted encumber its present or future assets or revenues to secure indebtedness for borrowed money, without collateralizing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of $1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.8 million (2005: $0.6 million) for amortization of the bond issue costs. On July 6, 2005 a total of $45.0 million of the bond’s notional value was repurchased at a cost of some $47.1 million.This represented 23.5% of the total issue due for redemption. The remaining balance of the bond was settled on June 14, 2006 (original redemption date) at a total cost of R918 million (US$134.5 million).
Contractual Obligations and Commercial Commitments
     Harmony’s contractual obligations and commercial commitments consist primarily of credit facilities, as described above, and guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations, as described in Item 4. “Information on the Company — Regulation — Environmental Matters.”
Contractual Obligations on the Balance Sheet

     The following table summarizes Harmony’s contractual obligations as of June 30, 2006:

	Payments Due by Period
		Less Than	12-36	36-60	After 60
		12 Months	Months	Months	Months
		July 1, 2006	July 1, 2007	July 1, 2009	Subsequent
		to June 30,	to June 30,	to June 30,	June 30,
	Total	2007	2009	2011	2011
	($’000)	($’000)	($’000)	($’000)	($’000)
Convertible uncollaterized bonds(1)	271,643	11,567	11,567	248,509	—
Africa Vanguard Resources(1)	4,466	—	—	—	4,466
Nedbank — AVR(1)	26,659	—	26,659	—	—
Gold Fields(1)	705	705	—	—	—
Nedbank — ARM 1(1)	86,264	—	—	86,264	—
Nedbank — ARM 2(1)	113,511	—	—	113,511	—
RMB loan facility (1)	142,436	142,436		—	—

Auriel Alloys (1)	202	84	118
Post retirement health care(2)	14,964	—	—	—	14,964
Environmental obligations(3)	236,541	—	—	—	236,541
Total contractual obligations	897,391	154,792	38,344	448,284	255,971

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings.”

(2)	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2002.

(3)	Harmony makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies.”
Contractual Obligations off the Balance Sheet
     The following table summarizes Harmony’s obligation with regards to operating leases:

	Payment Due by Period
		Less
		Than 12	12-36	36-60
		Months	Months	Months	After 60
		July 1,	July 1,	July 1,	Months
		2006	2007	2009	Subsequent
		to June	to June	to June	to June
		30,	30,	30,	30,
	Total	2007	2009	2011	2011
	($’000)	($’000)	($’000)	($’000)	($’000)
Melrose Arch, South Africa	48	48	—	—	—
Musuku	3	3	—	—	—
Perth Office, Australia	214	107	107	—	—
Brisbane Office, Australia	307	205	102	—	—
PNG Offices (1)
Total Contractual Obligations Off Balance Sheet	572	353	209	—	—

(1)	The PNG offices are rented on a monthly basis and the agreement may be cancelled within a months notice.

As the obligation has no fixed expiry date it has been excluded from the above table.
     The following table sets forth our authorized capital expenditure as of June 30, 2006:
Capital Expenditure

$’000
Authorized and contracted for	21,398
Authorized but not yet contracted for	373,794
Total	395,192
Commercial Commitments
     The following table provides details regarding Harmony’s commercial commitments as of June 30, 2006:

	Amount of Commitments Expiring by Period
		Less
		Than 12	12-36	36-60
		Months	Months	Months	After 60
		July 1,	July 1,	July 1,	Months
		2006 to	2007 to	2009 to	Subsequent
		June 30,	June 30,	June 30,	to June 30,
	Total	2007	2009	2011	2011
	($’000)	($’000)	($’000)	($’000)	($’000)
Guarantees(1)	20,535	—	—	—	20,535
Capital commitments(2)	21,398	21,398	—	—
Total commitments expiring by period	41,933	21,398	—	—	20,535

(1)	Reflects guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations. See Item 4. “Information on the Company — Regulation — Environmental Matters.”

(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of $683.3 million has been approved by the Board for capital expenditures.
Trend Information
     Information on recent trends in Harmony’s operations is discussed in Item 4. “Information on the Company — Business — Strategy” and “— Results of Operations” above.
Working Capital and Anticipated Financing Needs
     The Board believes that Harmony’s working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony’s present working capital needs. Harmony expects that its business requirements through June 30, 2007 will be financed from internal resources and existing borrowings. For more information on Harmony’s planned capital expenditures, see ” — Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations.” Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See Item 3. “Key Information — Risk Factors — Harmony’s strategy depends on its ability to make additional acquisitions.” Harmony’s Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony’s cash-based operations and modest leverage. Harmony’s ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the rand against the US dollar. In addition, Harmony’s ability to obtain additional financing could be limited by covenants in the term loan facility of April 18, 2002 between Harmony and BoE Bank Limited, which imposes debt to earnings ratios and minimum net worth requirements and prevents Harmony from pledging, selling or creating encumbrances over pledged assets including Harmony’s shares of Free Gold. Access to financing could also be limited by provisions of Harmony’s corporate bonds, under which Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings.” Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in Item 10. “Description of Ordinary Shares — Memorandum and Articles of Association — Directors — Borrowing Powers.” In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony’s ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information — Exchange Controls and Other Limitations Affecting Security Holders.”
OTHER FINANCIAL INFORMATION
Export Sales
     In fiscal 2006 and fiscal 2005, approximately 84% (83% in fiscal 2004) of Harmony’s gold produced in South Africa was refined by Harmony with the balance refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. All of Harmony’s gold produced in Australia in fiscal 2006 and 2005 was sold to AGR Matthey, a Perth-based refinery. In fiscal 2005 and fiscal 2004, approximately 83% of Harmony’s gold produced in South Africa was refined by Harmony and exported, and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
     The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Executive Directors
     Bernard Swanepoel (45) BSc (Mining Engineering), BCom (Hons), and the Chief Executive. Bernard started his career with Gengold in 1983, culminating in his appointment as general manager of Beatrix Mine in 1993. He joined Randgold in 1995 as managing director of Harmony. For the past 11 years, Bernard has led the team behind the company’s growth and acquisition initiatives. Bernard is a non-executive director of ARM Limited, Sanlam Limited and Western Areas.
     Nomfundo Qangule (39), BCom, BCom (Hons) CTA, CA (SA), Member of CAIB (SA) and appointed the Financial Director of Harmony in July 2004. Prior to joining Harmony, Nomfundo was the Executive Manager of Worldwide African Investment Holdings (Pty) Ltd (WAIH). Other positions held by Nomfundo while at WAIH include chairperson of the Board of Argil Holdings (Pty) Ltd and non-executive director of CS Holdings Limited where she served as a member of the Remuneration, Audit and Investment committees. In addition, she was an Executive Committee member and non-executive Director of Negotiated Benefits Consultants (Pty) Ltd. She started her career in the Corporate and International Division of Nedcor Bank Limited as a Credit Manager. Later she joined ABSA Corporate and Merchant Bank’s credit division. She is a qualified Chartered Accountant, a member of the Institute of Bankers and holds a certificate in financial markets from Acumen.
Non-executive directors
Patrice Motsepe (Chairman) (44), BA (Legal), LLB. Appointed to the board in 2003. Patrice was a partner in one of the largest law firms in South Africa, Bowman Gilfillan Inc. He was a visiting attorney in the USA with the law firm, McGuire Woods Battle and Boothe. In 1994 he founded Future Mining, which grew rapidly to become a successful contract mining company. He them formed ARMgold in 1997, which listed on the JSE in 2002. ARMgold merged with Harmony in 2003 and this ultimately led to the takeover of Anglovaal Mining (Avmin) by ARM. In 2002 he was voted South Africa’s Business Leader of the Year by the CEOs of the top 100 companies in South Africa. In the same year, he was winner of the Ernst & Young Best Entrepeneur of the Year Award. Patrice is the executive chairman of African Rainbow Minerals Limited (ARM) and also deputy chairman of Sanlam. His various business responsibilities include being President of Business Unity South Africa (BUSA), which is the voice or organized business in South Africa. He is also president of the Chambers of Commerce and Industry South Africa (CHAMSA), NAFCOC and Mamelodi Sundowns Football Club.
Frank Abbott (51), BCom, CA(SA), MBL. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at operational level. He was appointed as financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was also a director of the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines. Initially a non-executive director of Harmony, he was appointed as financial director of the company in 1997. Following the ARM Limited/ARMI transaction, it was agreed by the board that Frank be appointed as financial director of ARM and remain on Harmony’s board as a non-executive director. Currently, Frank is the financial director of ARM.
Joaquim Chissano (66) independent non-executive Director. Mr. Chissano was appointed to Harmony’s Board of Directors with effect from 22 April 2005. As a former President of Mozambique, he has served that country in many capacities, initially as a founding member of the FRELIMO Movement and one of the leaders during that country’s struggle for independence (1962-1974). During the transition period that led the country to independence, he served as prime minister of the Transition Government (1974-1975). Subsequent to Mozambique’s independence in 1975, he was appointed Foreign Minister and on the death of Samora Machel, became President both of the Republic and of the FRELIMO party in 1986. He contested the multi-party presidential election held in Mozambique in 1994 and 1999, and won on both occasions. He declined to stand for a further term of office in 2004. His leadership at the helm of the FRELIMO Party and of Government advanced the constitutional and economic reforms that helped to stop the devastating civil war and start the process of reconstructing a shattered economy. From 2003 to 2004, he served as chairman of the African Union. He has the military rank of major general. After leaving office, he established the Joaquim Chissano Foundation dealing with matters of peace, development and culture, of which he is the Chairperson. He also established the Africa Forum for Former African Heads of State and Government of which he is the current Chairperson. He has business interests in Mozambique, owning two agro-industry companies called MJ3 Lagoas and Madricil. In South Africa he sits on the Boards of ARM Ltd and TEAL Exploration & Mining. He is also a member of the Board of several international institutions, notably the Club de Madrid, The Hunger Project, International Crisis Group, and Nelson Mandela Institution (for Science & Technology).
Fikile De Buck (46), (BA Economics), FCCA (UK) — non-executive Director. Fikile joined the board on 1 April 2006. A chartered certified accountant, she is a fellow of the Association of Chartered Certified Accountants (FCCA) (UK) and a member of the Association of Chartered Certified Accountants (ACCA) (UK). In 1990 Fikile won the Stuart Crystal Prize, awarded to the best accounting student at the Birmingham Polytechnic in the United Kingdom. She is the chief operations officer and chief financial officer of the Council for Medical Schemes in South Africa where she has held various positions since joining in September 2000. Prior to that, she was treasurer at the Botswana Development Corporation.
Dr. Simo Lushaba (39), BSc (Advanced Biochemistry), MBA, DBA, independent non-executive director. Simo has been a director of Harmony since October 2002. He resigned as Chief Executive of Rand Water late in 2005 and joined Lonmin Platinum Limited as Shared Business Services Advice President. Simo is the Chairperson of the GVSC SA (Pty) Ltd as well as a member of the board of Sanibona Communications (Pty) Ltd, Fieldstone SA (Pty) Ltd and Gravitas (Pty) Ltd. He is also a trustee of The Nepad Business Foundation SA.
Modise Motloba (40) (BSc), Diploma in Strategic Management, Baruch College, New York, independent non-executive Director (appointed July 2004). Modise was appointed to the board in July 2004. He started his career with Rand Merchant Bank in 1993 as a trainee in the Treasury Division, where he progressed to money markets dealer and risk manager. He then moved on to African Merchant Bank in 1998 as head of the Money Markets Division. In 2000 he was employed by African Harvest Fund Managers as the manager of the Fixed Interest Portfolio and Treasury specialist and afterwards as a specialist in Structured Debt and Equity Markets. He is the former president of the Association of Black Securities and Investment Professionals (ABSIP) where he led ABSIP and the Black Business Council in formulating the Financial Services Sector Charter with other industry bodies such as the Banking Council, the Life Officers’ Association and the JSE Ltd. Modise is the recipient of the prestigious 2003 Black Business Quarterly Investment Specialist Award which recognises a leader who made a lasting contribution in the investments arena and broader financial and economic landscape. He is a member of the South African Financial Markets Board and of the Standing

Committee on the Revision of the Bank’s Act 1990, under the auspices of the Ministry of Finance. He is also a council member of the NAFCOC/Johannesburg Chamber of Commerce and Industry (JCCI) Unity Committee. He is a director of a number of companies including Wealthridge Investments, Uthajiri Investments and Africa Vukani Investment Management Services.
Cedric Savage (67) BSc (Eng), MBA, ISMP (Harvard) — independent non-executive Director. Cedric started his career in the United Kingdom in 1960 as a graduate engineer with Fairey Aviation. He returned to South Africa in 1963 and worked in the oil (Mobil), textile (Felt & Textiles) and chicken (Rainbow Chickens Limited) industries. He was president of the South African Chamber of Business from 1993 to 1994. He has also served as chairman of the Board of Governors of Natal University’s Development Foundation and as a member of the Council of that university. He joined the Tongaat-Hulett Group Ltd in 1977 as managing director of Tongaat Foods and thereafter progressed to Executive Chairman of the Building Materials Division; he became chief executive officer of the group in 1991 and in May 2000, he assumed the dual roles of chief executive officer and executive chairman. He is currently non-executive chairman of the group and serves on the boards of a number of companies, including those of the Nedbank Group, Datatec Limited and Kumba Resources.
Management
     The members of Harmony’s management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
     Bob Atkinson (54), NHD (Metalliferous Mining). In the 2004 financial year, Bob was the Chief Operating Officer at Harmony Gold Australia and was appointed as Executive, Sustainable Development (Safety and Occupational Health) at Harmony in South Africa in July 2004. He serves as Operations Director of Growth Projects. He has more than 30 years’ experience in the mining industry. He joined Harmony as a production manager in 1986 and served as Operations Manager on the Executive Committee from June 2001 to May 2003.
     Jaco Boshoff (36), BSc (Hons), MSc (Geology), Pr.Sci.Nat. Jaco has been with Harmony since April 1996. Since March 2004 he has served as an Ore Resources Executive and Competent Person. Prior to this appointment he was the Ore Reserve Manager from 1998 to 2004 and before that held geologist positions at Harmony and at Gengold. Jaco is registered as a professional geological scientist with the South African Council for Natural Scientific Professions and has worked in the mining industry for over 10 years.
     Graham Briggs (51), BSc (Hons) (Geology), Pr.Sci.Nat. Graham has some 30 years’ experience in the mining industry. He joined Harmony as New Business Manager in 1995 and is currently the Chief Executive of Harmony Australia and the Regional Manager for Australasia. He started his career in geology as a field assistant in 1972 and had exposure to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State, South Africa. At Gengold he spent time on various mines in South Africa including Buffelsfontein, West Rand Consolidated, Grootvlei and ended his career with Gengold as an Ore Reserve Manager at Beatrix. He has had a varied career at Harmony including a 20 month period in Canada, but the focus has been on matters relating to ore reserve management.
     Tracey Jonkheid (35), B.A. Communication (Hons) (cum laude), MBA. Tracey has served as Harmony’s internal strategist on a full-time basis since May 2002, in which capacity she advises the Executive Committee on implementing and integrating initiatives for internal change. She fulfilled this role as an external consultant on a part-time basis for 18 months prior to May 2002. Her background is in the advertising industry where she has worked as a strategist at four of South Africa’s largest advertising agencies. Tracey was the company’s Executive, Marketing. She is married to Bernard Swanepoel. Tracey resigned on August 1, 2006.
     Philip Kotze (45), GDE (Mining Economics) (Wits), NHD (Metalliferous Mining) (Wits), DPLR (UNISA), MDP (Wits Business School). Philip started his career with Anglovaal in 1981. After completing a NHD in Metalliferous Mining in 1984, he joined Anglo American’s Gold and Uranium Division. During this period he was involved in a number of major projects. These included the establishment of mechanized deep-level mining and restructuring of operations to optimum profitability. He left Anglogold (as Anglo American’s Gold and Uranium Division was then known) at the end of 1996 and was responsible for starting up Kalahari Goldridge Mining Company, a low-grade open-pit gold mine in the Kalahari, South Africa. He was responsible for building the mine to design capacity and served as executive director. During 1999, following Harmony’s acquisition of Kalgold, Philip became part of the Harmony Executive Committee. His role in Harmony has been operational in nature and has mainly been focused on the integration of new acquisitions. He accepted the position of Executive, Investor Relations when Ferdi Dippenaar resigned in December 2005. Philip resigned on October 1, 2006 to pursue his own business interests.
     Jackie Mathebula (35), B.Admin (Hons), MBA. Jackie joined Harmony in September 2002 as an Employee Relations and Industrial Relations Executive. In 2004 his portfolio was changed to that of Training, Human Resource Development and Occupational Health, and in 2005 to the position of Executive, Corporate Affairs. Prior to joining Harmony, he was a general manager in human resources for Gensec Bank, a human resources manager at Gold Fields Limited and he also occupied various positions within the then Iscor group (now Mittal Steel South Africa). His last position at Iscor was that of works manager, human resources for the specialized steel products business. He also worked for the South African government in the Gazankulu Public Service Commission.
     De Wet Schutte (35), BComm (Acc), BCompt (Hons), CA(SA) and Executive Program University of Virginia (USA). De Wet joined Harmony in May 2004 and is responsible for Exploration and New Business Development. Before joining Harmony, De Wet spent seven years at Iscor Limited (now Mittal Steel SA) in various positions including those of general manager, corporate finance. He also brings experience from Metair Limited where he served as group financial manager.
     Peter Steenkamp (44), BSc (Eng), Mine Managers Certificate. Peter currently serves on the Executive Committee as Chief Operating Officer. Peter joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony, he was an executive director of ARMgold in charge of Gold Operations. Peter has 21 years’ experience in the mining industry. His started his career as trainee miner with the Chamber of Mines Training College and after graduating he worked for Gold Fields Limited as a shift boss. He then joined Vaal Reefs (an operation in Anglo American’s Gold and Uranium Division) in 1989, occupying various positions including those of shift boss, mine overseer, technical assistant, section manager and business unit manager until 1997. The following year he began working for ARMgold as a business unit leader.
     Boetie Swanepoel (46), BCompt (Hons), CA(SA). Boetie joined Harmony from Beatrix Mine in 1995 as Financial Manager. He has more than 21 years’ financial services experience, mostly in the mining industry. He was appointed to the Executive Committee in November 2000 and is responsible for the development of Harmony’s shaft financial managers, the financial control environment and the service delivery departments.
     Marian van der Walt (33), BCom (Law), LLB, Higher Diploma in Tax, Diploma in Corporate Governance, Diploma in Insolvency Law, Certificate in Business Leadership. Marian has ten years of legal experience and was appointed as Company Secretary on February 3, 2003. She completed her Articles at Routledges Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined Deloitte and Touche as an Insolvency Practitioner/ Administrator. Prior to joining Harmony, she held the positions of Legal Advisor, Credit Manager and Structured Finance Consultant at The Standard Bank of South Africa Limited in the Commercial Properties Division. Marian was appointed to the executive committee in October 2005 and Legal and Compliance (which includes risk management) was added to her portfolio in January 2006.
     Johannes van Heerden (34), BCompt (Hons), CA(SA). Johannes joined Harmony in 1998 as financial manager of the Free State operations. Here he obtained broad financial management experience at operational level. Subsequent to that he was appointed as Group Financial Manager in 2001, before being relocated in 2003 to his current position at Harmony Australasia as Chief Financial Officer.
     Abre van Vuuren (46) BComm, MDP, DPLR. Abre joined Harmony in 1997 from Grootvlei Mine, where he was human resources manager. He was appointed to the executive committee in November 2000 and is responsible for Human Resource Processes and Systems and Remuneration. He has approximately 21 years’ experience in the mining industry.
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
     Details of directors’ service contracts are described under “— Compensation of Directors and Senior Management” and “— Directors’ Terms of Employment,” below. We also describe significant ways in which Harmony’s corporate governance practices differ from practices followed by US companies listed on the NYSE on our website under “Corporate Governance.”
     In order to ensure good corporate governance, the Board has formed an Executive Committee, an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Employment Equity Committee and Sustainable Development Committee. All of the Board committees are comprised of a majority of non-executive directors.
Executive Committee
     Harmony’s Executive Committee comprises the executive directors and selected senior officers of Harmony, each with his or her own area of responsibility. The Executive Committee consists of 14 executives who meet on a monthly basis and more often if required.
     The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Bob Atkinson	Operations Director (Projects)
Jaco Boshoff	Ore Reserves
Graham Briggs	Country Manager, Australia and PNG
Philip Kotze*	Investor Relations, Harmony of Tomorrow
Jackie Mathebula	Corporate Affairs
Nomfundo Qangule	Group Finance
De Wet Schutte	Exploration and New Business
Peter Steenkamp	Chief Operating Officer
Bernard Swanepoel	Chief Executive
Boetie Swanepoel	Operational Finance and Services
Johannes van Heerden	Finance (Australasia)
Marian van der Walt	Company Secretary; Legal and Compliance
Abre van Vuuren	Human Resources Processes and Strategy
* Resigned on October 1, 2006.
Audit Committee
The Audit Committee was established to:
o      assist the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate system and internal controls, control processes and the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance and accounting standards.
o       to provide support to the Board on the risk profile and risk management of the group.
The Audit Committee reports and makes recommendations to the Board, but the Board retains responsibility for implementing such recommendations. The Audit Committee fulfils the duties and responsibilities set out in the Audit Committee Charter which is published on Harmony’s website: www.harmony.co.za.

Harmony believes that members of the committee are knowledgeable about the affairs of the company and have a working familiarity with basic finance and accounting practices. The Chief Executive, the Financial Director, the Financial Accountant, the Company Secretary and the Executive: New Business are invited to each meeting to answer any questions posed by the members of the committee. Frank Abbott, a non-executive, is also invited to every meeting because of the skills and expertise which he gained as the former financial director of Harmony.
Harmony does not have an individual “audit committee financial expert” as defined by the rules of the SEC and in terms of the Sarbanes-Oxley Act. However, the audit committee members through their collective experience meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed extensive experience, knowledge and understanding of generally accepted accounting principles, and in overseeing the preparation, audit and evaluation of financial statements. Harmony believes that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required.
The current independent non-executive members of the Audit Committee are Mr. Cedric Savage (chairman), Ms Fikile De Buck, Dr Simo Lushaba and Mr. Modise Motloba.
Nomination Committee
The primary purpose of the Nomination Committee is to ensure that the procedures for appointments to the Board are formal and transparent, by making recommendations to the Board on all new Board appointments. The duties and responsibilities of this committee are set out in the Nomination Committee Charter. The Charter is published on Harmony’s website: www.harmony.co.za.
The committee must at all times consist of at least three members. The members are required to meet annually or more often at the committee’s discretion, depending on the circumstances. The members are Mr. Patrice Motsepe (chairman), Mr. Frank Abbott and Mr. J Chissano (independent).
Remuneration Committee
In October 2005, the Board resolved that the Remuneration Committee should meet at least quarterly. The Remuneration Committee comprises three non-executive directors. The primary purposes of the Remuneration Committee are to ensure that the Group’s directors and senior executives, of which two are independent, are fairly rewarded for their individual contributions to Harmony’s overall performance, to demonstrate to all stakeholders that the remuneration of senior executive members of Harmony is set by a committee of Board members who have no personal interest in the outcomes of their decisions and who will give due regard to the interests of the shareholders and to the financial and commercial health of Harmony. The Remuneration Committee’s primary objectives are to serve as a party to monitor and strengthen the objectivity and credibility of Harmony directors’ and senior executives’ remuneration system and to make recommendations to the Board on remuneration packages and policies applicable to directors.
The Remuneration Committee Charter sets out the objectives, role, responsibilities, authority, membership and meeting requirements of the committee. The Charter is available on the company’s website.
The members of the committee are Mr. Cedric Savage (chairman as from May 3, 2006, independent), Dr Simo Lushaba (independent) and Mr. Patrice Motsepe (chairman until May 2, 2006).
Investment Committee
The Investment Committee was established to focus on annual capital projects, strategic and operational plans and any acquisitions, thereby assisting the Board with regard to these matters. The primary purpose of the Investment Committee is to ensure that the capital projects have been adequately reviewed and budgeted for, due diligence and any other procedures for mergers and acquisitions have been followed and cognisance has been taken of BEE requirements.

The Investment Committee consists of four non-executive members, three of whom are independent. The Committee meets at least twice a year, but may, at its discretion, meet more often depending on the circumstances. An Investment Committee Charter sets out the purpose, responsibilities and duties, authority, membership and frequency of meetings of the committee and can be viewed on the company’s website.
The current non-executive members of the Investment Committee are Dr Simo Lushaba (chairman, independent), Ms Fikile De Buck (independent), Mr. Cedric Savage (independent) and Mr. Frank Abbott.
Sustainable Development Committee
The objective of the Sustainable Development Committee (SDC) is to assist the Board in ensuring that Harmony is and remains a committed socially responsible corporate citizen. The committee’s primary role is to supplement, support, advice and provide guidance on the effectiveness or otherwise of management’s efforts in respect of sustainable development.
The committee regards sustainable development issues as being the following:
▪	Health

▪	HIV/AIDS

▪	Safety

▪	Social investment

▪	Environmental management
The Sustainable Development Committee charter is available on the company’s website.
The independent non-executive members of the SDC are Mr. Modise Motloba (chairman), Mr. Joacquim Chissano and Ms Fikile De Buck.
Empowerment Committee
The Empowerment Committee was established by the Board to ensure that the company meets not only regulations stipulated in the Employment Equity Act, the Labour Relations Act and the in the Mineral and Petroleum Resources Development Act’s Mining Charter Scorecard, but also in fulfilment of Harmony’s own empowerment imperatives.
The responsibilities and duties of the Employment Equity Committee include:
▪	Ensuring that a sustainable organisational culture, structures and processes are in place that will support the development of empowerment in the company in line with the Company’s needs and requirements.

▪	Auditing and monitoring the development and progress of empowerment within the Company.

▪	Addressing inequalities that may exist in staff profiles and organisational practices.

▪	Reviewing and monitoring whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers in the Company.

▪	Meeting at least once a year or more often, should the need arise. One meeting was held during the 2006 financial year, and it is planned that in future, this committee should meet on a quarterly basis.
The non-executive members of the Empowerment Committee are Mr. Joacquim Chissano (independent chairman), Mr. Modise Motloba (independent) and Mr. Bernard Swanepoel.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT — FISCAL 2006

					Retirement
					Contributions
			Salaries and		During the				Total
	Directors’ Fees		Benefits (1)		Year		Bonuses Paid		Compensation
Name	($000)	(R000)	($000)	(R000)	($000)	(R000)	($000)	(R000)	($000)	(R000)
Patrice Motsepe	18	115	—	—	—	—	—	—	18	115
Frank Abbott (2)	—	—	—	—	—	—	—	—	—	—
Joaquim Chissano	9	60	—	—	—	—	—	—	9	60
Fikile De Buck	—	—	—	—	—	—	—	—	—	—
Nolitha Fakude	22	140	—	—	—	—	—	—	22	140
Dr. Simo Lushaba	21	130	—	—	—	—	—	—	21	130
Modise Motloba	16	100	—	—	—	—	—	—	16	100
Cedric Savage	22	140	—	—	—	—	—	—	22	140
Executive (3)
Bernard Swanepoel(6)	—	—	325	2,066	51	326	—	—	376	2,392
Ferdi Dippenaar (4)	—	—	101	644	16	103	—	—	117	747
Ted Grobicki (5)	—	—	443	2,818	41	257	—	—	484	3,075
Nomfundo Qangule (6)	—	—	207	1,317	19	124	—	—	226	1,441
TOTAL (7)	131	830	1,076	6,845	127	810	—	—	1,334	8,485

(1)	Increase granted to executive directors in March 2006.

(2)	Frank Abbott has waived his non-executive Directors’ fee.

(3)	Our executive directors have waived their director’s fees in terms of our Articles of Association.

(4)	Ferdi Dippenaar resigned on December 6, 2005 and his remuneration is only reflected up to December 31, 2005.

(5)	Ted Grobicki’s salary is paid in A$. The conversion rate from A$ to R is based on the average exchange rate of R4.80/A$.

(6)	Includes increases awarded as from March 1, 2006.

(7)	The total Directors’ fee in FY06 also includes R120,000 (US$19,000) paid to Rick Menell and R25,000 (US$4,000) paid to Dr Morley Nkosi.
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
     The executive directors also benefit from pension contributions, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by Harmony and its subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately R810 million ($127million). The non-executive directors are entitled to fees as agreed at Harmony’s annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony’s behalf and remuneration for other services, such as serving on committees.
     Non-executive directors are paid R20,000 per quarter plus R5,000 per quarter per sub-committee they serve on. An additional R4,000 per day is paid to a non-executive director who performs any additional duties over and above his or her duties as a non-executive director. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee based on a share of profits over a pre-determined benchmark. This is paid in equal parts over a three year term, provided that the executive is in service of the company on date of payment. No bonus was awarded to any of the executive directors during the past financial year.
     Fees paid to non-executive directors were reviewed by the Remuneration Committee during May 2006. An external consultant, Deloitte, was mandated to establish the remuneration of non-executive directors of similar companies and similar size companies. The Board agreed to the following increases in non-executive fees, to be effective from July 1, 2006:

	Current fee	New fee
Board	R80,000 annually	R110,000 annually

Audit Committee	R20,000 annually	R45,000 annually

Empowerment Committee	R20,000 annually	R30,000 annually

Investment Committee	R20,000 annually	R30,000 annually

Nomination Committee	R20,000 annually	R30,000 annually

Remuneration Committee	R20,000 annually	R30,000 annually

Sustainable Development Committee	R20,000 annually	R40,000

Special fee for additional work performed	R4,000 per day	R5,000 per day

	Current fee	New fee (per annum)
Chairman of Board	No additional payment to act as chairman	R495,000 (4,5 times the individual director’s fee) annually

Chairman of Board committees	No additional payment to act as chairman	Double the amount that the individual Board committee member receives annually
Shareholders will be required to consider whether or not these increases are acceptable at the annual general meeting to be held on November 10, 2006.
     The terms of employment of the non-executive directors are not set out in any written agreements.
Share Options
     At October 24, 2006, Harmony’s directors and senior management held the following share options, totaling less than 1% of Harmony’s share capital:

Average
	Number of	Strike
Directors and	Share	Price	Expiration
Senior Management	Options	(R)	Dates
Bernard Swanepoel	340,967	52.58	2015
Nomfundo Qangule	160,124	52.58	2015
Patrice Motsepe	—	—	—
Frank Abbott	—	—
Joaquim Chissano	—	—	—
Fikile De Buck	—	—	—
Dr. Simo Lushaba	—	—	—
Modise Motloba	—	—	—
Cedric Savage	—	—	—
Senior Management (12 persons)	1,151,206	53.26	2015

Share Ownership
     The following sets forth, as at June 30, 2006 and at October 24, 2006, the total amount of ordinary shares directly or indirectly owned by the directors and senior management of Harmony. The directors and senior management of Harmony do not own any preference shares.

Ordinary
	Ordinary		Shares
	Shares Number		Number as at
	as at		October 24,
Holder	June 30, 2006	Percentage	2006	Percentage
Directors Non-executive
P. Motsepe*	—	—	—	—
F. Abbott	—	—	—	—
J. Chissano	—	—	—	—
F De Buck	—	—	—	—
Dr. S. Lushaba	—	—	—	—
M. Motloba	—	—	—	—
C. Savage	—	—	—	—
Executive Directors	—	—	—	—
B. Swanepoel	—	—	—	—
N. Qangule	—	—	—	—
Total Directors (9 persons)	—	—	—	—
Total Senior Management (12 persons)	—	—	—	—

*	The 14% indirect shareholding held by P. Motsepe was transferred to ARM Limited in accordance with the ARM transaction in April 2004. See Item 7. “—Related Party Transactions”.
     Options to purchase a total of 12,094,554 ordinary shares were outstanding on September 30, 2006. The exercise prices of the outstanding options range between Rand 22.90 and Rand 93.00 per share and they expire between 2008 and 2015. Of the outstanding options, options to purchase 501,091 ordinary shares were held by directors and senior management of Harmony and its subsidiary companies, as described above. No consideration was payable on the grant of these options. No further share options have been granted since June 30, 2006.
EMPLOYEES
General
     The South African underground gold mining industry is very labor-intensive. The Australian gold mining industry involves more mechanized mining, which is less labor intensive. The following table lists the total number of employees at each of Harmony’s operations, together with people working at Harmony’s operations but employed by outside contractors, at June 30 of the past three fiscal years:

	Harmony Employees at			Outside Contractors at
	June 30,			June 30,
	2006	2005	2004	2006	2005	2004
South Africa	43,283	46,669	55,397	5,287	359	359
Australia	204	198	516	416	512	512
Papua New Guinea	237	200	269	73	5	5
Grand total	43,724	47,067	56,182	5,776	876	876

(1)	This represents Harmony’s 50% interest in the Free Gold Joint Venture for 2003 and 2004.

(2)	This includes St. Helena’s employees.
     Subsequent to fiscal year-end and on the finalization of the restructuring in the Free State region, the following employment reductions were effected:

Summary of Employment Reduction FY06
Voluntary separations	1,477
Compulsory separations	1,779
Total employment opportunity reduction	3,256
     Harmony will create 550 new jobs through the Hidden Valley project in Papua New Guinea (based on the current feasibility study), of which 53 will be filled by expatriate employees. A further 100 have been created as part of the Wafi pre-feasibility project, providing support services to Hidden Valley and the exploration programme in Papua New Guinea.
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
     Union representation at Harmony in South Africa as at June 30, 2006:
•	NUM 76%

•	UASA 8%

•	Solidarity 2%

•	Collective bargaining fund 7%

•	Balance (not unionized) 7%.
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
     In fiscal 2006 we have attempted to focus on three principal goals in terms of our relationship with organized labor:
•	First, we aim to eliminate a backlog of disputes relating to issues which are sources of grievance and unhappiness for our employees and their representatives. These include such concerns as labor differential and inconsistent rates of payment across the group, the housing policy being unevenly applied and perceptions of poor medical care at the hospital. This lengthy process involves many hours of discussion and negotiation to arrive at mutually acceptable solutions. It also involves the implementation of agreements that were entered into over the past couple of years but not implemented for a variety of reasons, for example, job grading and the appointmen ot HIV/Aids co-ordinators.

•	Secondly, we aim to structure our relations with the unions so that issues are dealt with as quickly and efficiently as possible and at the appropriate level in the organization. This has involved appointing regional employee relations managers and educating both management and the unions in making use of the correct structure in their dealings with each other. The objective is to reduce corporate-level involvement in employee relations at the operational level, but also to ensure that where an issue has group-wide ramifications it is dealt with at group level. To this end we have resurrected the Harmony Leadership Council which involves the chairpersons and secretaries of all the branch ommittees of our major unions which meets every month. Every six months we hold a “bosberaad” (meeting) with the general secretary of the NUM present.

•	Third, through these deliberations we are attempting to create a co-operative atmosphere and positive work ethic, with the aim of having management and unions jointly tackling the problem, rather than having a “them/us” approach with management defending itself against perceived union attacks. For example, the training and development working party has looked at the way in which we deliver Adult Basic Education and Training (ABET) and come up with an agreement to improve it. The working party on the housing policy has engaged in discussions on accommodation arrangements and policies have been jointly developed and solutions proposed.
     Work Stoppages
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
     We experienced two strikes during fiscal 2006, both affected all locations. The first was a five-day strike in August 2005 related to wage disputes. The second was a one-day national “stay-away” organized by COSATU.
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
Share Option Schemes
     Harmony share options are granted to management as an incentive, in addition to annual salaries. The exercise of each option granted is set at the closing market price of Harmony’s ordinary shares on the JSE on the day before the date of grant. Each option remains open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme. Harmony has three share option schemes, namely the 1994 Share Option Scheme, the 2001 Share Option Scheme and the 2003 Share Option Scheme. They have similar rules. The options issued under the share option schemes may only be exercised over five years in five equal parts. As of September 30, 2006 options for 12,094,554 shares under all of the plans have been granted.
Existing Share Option Scheme
     The share option schemes may be amended from time to time (whether retrospectively or otherwise) by the board in any respect (except for certain specific clauses that may only be amended through approval in a general meeting), provided that no such amendment shall operate to alter the terms and conditions of any option granted to a participant prior thereto, without the written consent of that participant and provided that the prior written approval of the JSE has been obtained. Share options allocations are approved by the Remuneration Committee. No share options were re-priced during the financial year.
     Harmony adopted a share purchase scheme in which 1994 and 2001 Share Option Scheme participants respectively were allowed to participate. The share purchase scheme provides for a share purchase trust controlled by Harmony. Recourse loans are provided by the trust to the employees to enable them to acquire shares or exercise their options under the 1994 and the 2001 Share Option Schemes. Since March 27, 2003 share option scheme participants are no longer allowed to place their shares in the share purchase trust. The share purchase trust is funded by a loan from Harmony, which it repays once it receives repayment of the recourse loans granted to employees. Members of the Remuneration Committee serve as trustees. The trustees are not eligible to receive loans from the trust. We do not allow our participants to use structures to lock in profits as the options are meant to align our employees with our shareholders. The 2003 Share Option Scheme was approved by shareholders on November 14, 2003. The total number of shares reserved for the 2003 Scheme was 23,204,960 which represented 9% of the issued share capital of the Company as at September 16, 2003. Despite numerous discussions with unions representing our non-managerial employees, we have not yet reached agreement as to the issue of options to non-managerial employees in terms of the 2003 Scheme. As such, no options have been granted to non-managerial employees under the 2003 Scheme; 5% of the scheme has been allocated to management.
Introduction of the Harmony 2006 Share Plan
     The Remuneration Committee has engaged with independent professional service providers to design an appropriate suite of share-based incentives which are in line with what they believe is global best practice, and emerging South African practice, and which in combination serve to reward the required attributes of shareholder alignment and long-term, sustained performance.
     Recent developments in the accounting and regulatory treatments of share-based incentives, coupled with evolving best practice internationally, has resulted in the conclusion that Harmony’s existing share option scheme is sub-optimal and should be replaced with a more contemporary plan. The company’s Remuneration Committee has resolved that the existing Share Option Scheme will remain in place and run its course for options already granted until such time as all options are exercised or lapse. However, no new options will be granted.
     The Remuneration Committee and the board of the company recommend the adoption of the Harmony 2006 Share Plan (the Plan), which incorporates the following elements: equity settled share appreciation rights, performance shares and performance allocated restricted shares.

     The Plan will be established by the company under which executive directors and senior employees of the company and its subsidiaries and associates will be awarded rights to receive shares in the company based on the value of these awards when time and performance conditions have been met, the awards have vested, and, in the case of the Share Appreciation Rights (SARs) and the restricted shares, these have been exercised.
     The primary intent of the Plan is to reward executives and senior management for long-term, sustained performance aligned to shareholder value, and at the same time to ensure an optimal positioning in terms of the accounting and regulatory environment.
     In order to minimise volatility in earnings dilution due to FAS123 (R), it is envisaged that rewards will be settled in shares. The nature of the plan is not as dilutive as a normal share option scheme. As a result the maximum number of shares, required for settlement over a 10-year period, is envisaged to be 14% of the company’s currently issued ordinary shares for all Harmony share schemes. The 14% of the share capital of the company that is reserved for the share schemes was approved at the annual general meeting held in November 2005.
     The performance conditions governing the vesting of the scheme instruments are related to, inter alia, growth in earnings above inflation, comparative total shareholder return relative to competitor peer groups, and achievement of sustainability index measures. They are designed to be stretching but achievable and are linked where applicable to the company’s medium-term business plan, over rolling three-year performance periods.
     Annual allocations of SARs, awards of performance shares, and grants of restricted shares will be governed by the company’s reward philosophy, in which (inter alia) the “expected value” of long-term incentive reward is set for defined categories of executives and senior management. Expected value is defined as the present value of the future reward outcome of an allocation/award/grant, given the targeted future performance of the company and of its share price.
Broad-Based Employee Scheme
     In line with our negotiations with the unions, a decision has been taken to form a separate broad-based employee share option scheme or trust (the Broad-Based Scheme), with the beneficiaries thereof being non-managerial employees and communal employee beneficiary schemes, aimed at benefiting our non-managerial employees and their families. The total number of shares to be reserved for the Broad-Based Scheme will be 5% of our current issued share capital. Options will be granted under the Broad-Based Scheme, subject to certain employee performance linked milestones which can be realistically achieved. Once achieved, the value is unlocked to the Broad-Based Scheme for the ultimate benefit of the non-managerial employees. Management and employees will jointly participate in the structuring of the Broad-Based Scheme, which the company intends forming and implementing during the current financial year. It is the intention of the company to structure the Broad-Based Scheme to maximize recognition of black participation therein, both from the perspective of the Mineral and Petroleum Resources Development Act and the Broad-Based Black Economic Empowerment Act.
Bonus scheme and long term incentive plan
     Harmony’s Remuneration Committee ensures that Harmony’s directors and senior executives are fairly rewarded for their individual contributions to the company’s overall performance.
     In May 2006, the board made the following decisions regarding executive remuneration:
•	guaranteed remuneration of executives to be pitched at close to median (50 percentile level) of comparable South African executive remuneration; and

•	through performance-related annual bonuses, capped at a maximum of 50% and long-term incentive plans, executives will be able to earn up to the top quartile (75 percentile level), based on superior company and individual performance.
     In September, 2006 the Remuneration Committee approved a bonus scheme and long-term incentive plan in line with these principles. This plan will be available for executive directors and members of management and is expected to come into effect during fiscal 2007.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
     Harmony is an independent gold producer, with no single shareholder exercising control. As of October 24, 2006, the issued share capital of Harmony consisted of 397,549,945 ordinary shares. To the knowledge of Harmony, (A) Harmony is not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in control of Harmony.
     The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares.
     Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.
     A list of the 5% holders of our securities as of September 29, 2006 is set forth below:

	Number of
Holder	Shares	Percentage
1. The Bank of New York(1)	126,326,506	31.8%
2. ARM Ltd.(2)	63,632,922	16.0%
3. Allan Gray Asset Management Ltd.	49,949,710	12.6%
4. JP Morgan Chase Bank(3)	37,626,426	9.5%

(1)	Depository with respect to the ADRs held on the U.S. register.

(2)	Patrice Motsepe, the Chairman of Harmony, has an indirect holding in ARM Limited.

(3)	Depository with respect to Harmony’s International Depository Shares.
     The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares.
     As of September 30, 2006, there were 2,611 holders of record, which accounted for less than 1% of our ordinary shares. In addition, as of October 26, 2006 there were 101,686,518 ADRs outstanding at that date, representing 25.5% of our share capital.
RELATED PARTY TRANSACTIONS
     None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction since July 1, 2003 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.
     ARM Limited currently holds 16.2% of Harmony’s shares. Patrice Motsepe, Bernard Swanepoel, and Frank Abbott are directors of ARM Limited.
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
     In fiscal 2005 we decreased our interest in ARM Limited. On February 3, 2005, we undertook a secondary placing of 3,703,704 shares of our holding in ARM Limited at a price of R27.00 per share. On March 15, 2005, we placed another 3,418,803 of our ARM Limited shares at a price of R29.25 per share. Following the ARM Empowerment Trust transaction described below, the remaining 3% shareholding in ARM Limited was sold in the open market on May 27, 2005, at R29.01 (US$4.42) per share, realizing net proceeds of R146,573,431 (US$22,326,494) (translated at US$1 = R6.565, the rate on May 27, 2005).
     On April 21, 2005, we disposed of our 14% investment in ARM Limited (the balance of our shareholding, save for the 3% described above) to The ARM Broad-Based Economic Empowerment (BEE) Trust, known as the ARM Empowerment Trust, for a cash consideration of R829,827,460 (US$136,765,960) representing a price of R29.00 (US$4.78) (translated at US$1 = R6.0675, the rate on April 21, 2005) per ARM share. The ARM Empowerment Trust has been established for the purpose of holding the ARM Limited shares to further facilitate broad-based empowerment in ARM Limited’s shareholder base, which in turn benefits Harmony by enhancing Harmony’s empowerment credentials.
     Two of our directors, Nomfundo Qangule and Frank Abbott (Financial Director of ARM Limited), represent two of the trustees, Harmony and ARM Limited, of the ARM Empowerment Trust. ARM is one of Harmony’s largest shareholders and BEE partner holding 16.2% of Harmony. On April 15, 2005, the ARM Empowerment Trust entered into a term loan facility of R356,149,124 million (US$56,689,077) (translated at US$1 = R6.2825, the rate on April 15, 2005) with Nedbank Limited, or Nedbank for the purpose of funding the ARM Empowerment Trust’s partial acquisition of the shares Harmony held in ARM. The loan bears interest, compounded monthly, at a variable rate linked to the JIBAR. Interest accrued during the year ended June 30, 2005, amounted to R8 million (US$1.29 million). The loan is repayable on the fifth anniversary of the advance date.
     Also on April 15, 2005, the ARM Empowerment Trust entered into a second term loan facility of R480,400,000 million (US$76,466,375) (translated at US$1 = R6.2825, the rate on April 15, 2005) with Nedbank for the purpose of funding the balance of the ARM Empowerment Trust’s acquisition of the shares Harmony held in ARM Limited. The loan bears interest, compounded monthly, at a variable rate linked to the JIBAR. Interest and additional charges accrued during the year ended June 30, 2005, amounted to R9 million (US$1.5 million) and R7 million (US$1.1 million). The loan is repayable on the fifth anniversary of the advance date.
     The purchase by the ARM Empowerment Trust of the 14% stake in ARM Limited was partially financed and underwritten by Harmony. Although the Trust is fully liable, Nedbank has a put option whereby the first loan of R480,400,000 (US$76,466,375) can be put to Harmony by Nedbank in the event of default of either of the loans obtained by the Trust in acquiring the shares from Harmony. In addition, Harmony is entitled at any time up to the facilities discharge date to call the loan. The put and call option, together with the fact that two of Harmony’s directors are trustees of the ARM Empowerment Trust, resulted in Harmony not being able to demonstrate that control over the shares have been surrendered for accounting purposes. Therefore, Harmony has not been able to reflect the transfer of its investment to the ARM Empowerment Trust as a sale and the total liability to Nedbank and the total investment in ARM Limited has been accounted for in Harmony’s consolidated balance sheet. See discussion of ARM Empowerment Trust in consolidated financial statements. This is intended to be unwound as the “B” units in the ARM Empowerment Trust are taken up and paid for by the beneficiaries of the ARM Empowerment Trust.
     On June 6, 2006, the put and call option was cancelled and replaced with a guarantee in respect of the first loan subject to a maximum guaranteed amount of R367,375,455 plus interest thereon at the applicable funding rate from May 26, 2006. In addition, the ARM Empowerment Trust is entitled to dispose of 8,175,640 ARM shares. A disposal of all of those shares by the ARM Empowerment Trust will reduce the guaranteed amount to R214,877,785 plus interest thereon at the applicable funding rate from May 26, 2006. Harmony has also entered into an indemnity agreement with ARM, in terms of which ARM has indemnified Harmony against 50% of the guaranteed amount, subject to a maximum of R107,438,892 plus interest thereon at the applicable rate from May 26, 2006.
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
     In March 2006, Harmony acquired 37.37 million of the 44.99 million shares held in Western Areas Limited from Allan Gray Ltd. As at June 30, 2006 Allan Gray Ltd was one of Harmony’s largest shareholders, holding 11.8% of Harmony’s total shares.
     On June 21, 2006 Harmony announced that it had acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company Limited (“Village”) for an amount of R458,775. The equity stake was purchased from ARM Limited at a price of 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, Harmony was obliged under the Securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. On August 14, 2006 Harmony announced that minority shareholders holding 3,163 shares in Village (being 8.38% of the shares in respect of which the offer was made) had accepted its offer. Harmony now holds 2,295,663 shares representing 37.83% of the issued share capital of Village. The Chairman of Harmony, Patrice Motsepe, is also a member of ARM Limited’s board of directors. Frank Abbott was also a director of Village at the time of the purchase.
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
     On April 15, 2002, Wadethru Securities (Pty) Ltd, or Megamore, brought an action against Harmony in the High Court in South Africa. Megamore has claimed damages totaling R69,403,299 for various claims relating to a Vamping Agreement and a Sale Agreement in respect of Brand 2 Shaft. Megamore is currently in liquidation and the appointed liquidator has decided not to proceed with this claim. As of October, 2006, the formal notice withdrawing the matter was expected imminently.
     On September 23, 2002, Harmony and Durban Roodepoort Deep, another South African gold mining company, filed a complaint with the South African Competition Commission against Mittal Steel South Africa (formerly Iscor), a South African steel producer. The complaint alleges that Mittal is abusing its dominant position by charging excessive prices for its local flat steel products and providing inducements for steel purchasers to refrain from importing competing steel products. The Competition Commission did not refer the complaint to the Competition Tribunal. On February 27, 2004, Harmony and Durban Roodepoort Deep referred the complaint to the Competition Tribunal for determination. The hearing before the Competition Tribunal took place during March and April, 2006. Closing arguments will be presented at the end of November 2006 and the Competition Tribunal is expected to issue its decision in the first quarter of 2007.
Gold Fields Proceedings
     There were a number of legal and regulatory proceedings that occurred during the course of the bid for Gold Fields Limited in fiscal 2005 which began in October 2004 and culminated in May 2005 with a South African High Court ruling to the effect that Harmony’s subsequent offer for Gold Fields lapsed on December 18, 2004. The ruling did not effect Harmony’s initial offer for Gold Fields, which resulted in Harmony owning approximately 11.5% of the issued share capital of Gold Fields, of which approximately 6.1% was sold in June 2005. In November 2005 Harmony sold its remaining holdings in a series of open market transactions. See Item 4. “Business — Disposals”.
Dividends and Dividend Policy
     We paid interim and final dividends on our ordinary shares in 2003 and 2004. Due to operating conditions and our commitment to expenditure on long-term growth projects, we were not able to declare any dividends in fiscal 2005 or fiscal 2006. An interim dividend was declared by the Board for the first six months of the fiscal year and paid during the third quarter of the fiscal years 2003 and 2004. For information on Harmony’s accounting policy relating to dividends, see note 2(w) to the consolidated financial statements.
     The following table sets forth the dividends announced and paid in respect of Harmony ordinary shares for the periods indicated.

Total Net
Dividends per
Ordinary Share
(in ZAR)
Final Dividend June 30, 2003	1.50
Interim Dividend December 31, 2003	0.40
Final Dividend June 30, 2004	0.30
Interim Dividend December 31, 2004	0
Final Dividend June 30, 2005	0
Interim Dividend December 31, 2005	0
Final Dividend June 30, 2006	0
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

Recent Developments
     On October 19, 2006 Harmony entered into an agreement with Simmers and Jack Mines Limited and Enzulwini Mining Company (Pty) Ltd (a 100% subsidiary of Simmers and Jack Mines Limited) to sell certain land and infrastructure around the old Randfontein 4 Shaft for R55 million (US$7.7 million at the closing balance sheet rate) in cash. This shaft was placed on care and maintenance by Harmony in 2001. The carrying value of the assets sold in Harmony’s balance sheet at June 30, 2006 was US$nil. The R25.6 million (US$3.6 million at the closing balance sheet rate) environmental rehabilitation liability and the associated rehabilitation fund of R19 million (U$2.7 million at the closing balance sheet rate) of the asset is to be assumed by Simmers and Jack Mines Limited. The transaction is subject to a number of conditions precedent, including regulatory approvals.
     During the first quarter of fiscal 2007, Harmony took the decision to refine all our South African production through Rand Refinery. Prior to this date approximately 84% of our annual production was refined by the Harmony Refinery. The decision was made to close the Harmony Refinery due to the historic losses incurred by the refinery. In fiscal 2006, the Harmony Refinery incurred losses of US$1.9 millions. The staff in the refinery is to be offered alternative positions within Harmony, and some of the assets of the company are to be sold to Rand Refinery. The terms of this sale are currently being negotiated.
Item 9. THE OFFER AND LISTING
MARKETS
Stock Exchange Listings and Ticker Codes
     The primary listing of our ordinary shares is on the JSE Limited. Our ordinary shares are also listed on stock exchanges in London, Paris and Berlin, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs) and on the New York Stock Exchange and NASDAQ in the form of American Depositary Shares (ADSs).
     Harmony listed its ADSs on NASDAQ in November 2005.

JSE Limited	HAR
New York Stock Exchange	HMY
NASDAQ	HMY
London Stock Exchange	HRM
Euronext Brussels	HG
Euronext Paris	HMY
Berlin Stock Exchange	HAM1
OFFERING AND LISTING DETAILS
     The high and low sales prices in Rand for Harmony’s ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary
	Shares
	(Rand per Ordinary
	Share)
	High	Low
Fiscal year ended June 30, 2004
First Quarter	117.20	84.00
Second Quarter	108.50	92.48
Third Quarter	122.51	95.76
Fourth Quarter	97.25	61.00
Full Year	122.51	61.00

Fiscal year ended June 30, 2005 Month of
First Quarter	88.55	58.00
Second Quarter	93.30	51.00
Third Quarter	58.50	47.50
Fourth Quarter	58.80	36.40
Full Year	93.30	36.40

Fiscal year ended June 30, 2006 Month of
First Quarter	71.99	46.62
Second Quarter	88.35	65.50
Third Quarter	117.05	76.00
Fourth Quarter	114.21	80.51
Full Year	117.05	46.62

Month of
June 2006	114.21	80.51
July 2006	121.54	93.47
August 2006	104.00	88.76
September 2006	105.32	86.10
     On October 24, 2006, the share price of Harmony’s ordinary shares on the JSE was Rand 112.47.
     Harmony’s ADRs are dual-listed on the New York Stock Exchange and, as of November 29, 2005, on the NASDAQ Stock Market. The high and low sales prices in US dollars for Harmony’s ADRs for the periods indicated, as reported the New York Stock Exchange and the NASDAQ Stock Market, were as follows:

	NYSE		NASDAQ
	Harmony ADRs		Harmony ADRs
	($ per ADR)		($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2004
First Quarter	15.95	10.90	—	—
Second Quarter	16.75	13.10	—	—
Third Quarter	17.80	13.90	—	—
Fourth Quarter	15.62	9.25	—	—
Full Year	17.80	9.25	—	—

Fiscal year ended June 30, 2005
First Quarter	13.74	9.75	—	—
Second Quarter	14.29	9.05	—	—
Third Quarter	9.58	7.51	—	—
Fourth Quarter	8.80	5.96	—	—
Full Year	14.29	5.96	—	—

Fiscal year ended June 30, 2006
First Quarter	11.23	7.21	11.06	7.20
Second Quarter	13.64	9.71	13.64	9.71
Third Quarter	18.84	12.25	18.84	12.25
Fourth Quarter	17.76	11.90	17.76	11.90
Full Year	18.84	7.21	18.84	7.21

Month of
June 2006	16.38	11.90	16.38	15.70
July 2006	17.10	13.38	14.55	14.20
August 2006	14.75	13.13	14.75	13.59
September 2006	14.56	11.91	13.18	12.92
On October 24, 2006, the closing share price of Harmony’s ordinary shares on the NYSE was US$14.57.
On October 24, 2006, the closing share price of Harmony’s ordinary shares on the NASDAQ was US$14.57.
THE SECURITIES EXCHANGE IN SOUTH AFRICA
     The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
History
     The Securities Exchange in South Africa, now known as JSE Limited, was formed in November 1887. In 1993 the JSE became an active member of the African Stock Exchanges Association. On May 15, 1996, the formal bond market passed from the JSE to the Bond Exchange of South Africa and is separately licensed as a financial market in terms of the Financial Markets Control Act. Following the closure of the open outcry trading floor on June 7, 1996, an order driven, centralized automated trading system known as the JSE Equities Trading, or JET, system was introduced together with dual trading and negotiated brokerage. On August 18, 1997, the Listings division of the JSE introduced a real time news service for the dissemination of company announcements and price sensitive information. SENS (Stock Exchange News Service) ensures early, equal and wide dissemination of all information that is expected to have an effect on the prices of securities that trade on the JSE. In 1998, the JSE introduced an Internet-based Service, the Emerging Enterprise Zone, or the EEZ, to match seekers and providers of capital for small and medium business. In November 1999, the electronic clearing and settlement system, STRATE (Share TRAnsactions Totally Electronic) was introduced and the JET system was modified to prepare for the implementation of an open interface to the system via the Application Program Interface. The Alternative Exchange, known as the “AltX”, aimed at attracting smaller companies to the JSE, was launched in October 2003 and currently boasts 14 listings with more companies to list by the end of 2005. Yield-X, which trades spot and derivative interest rate products across the yield curve on an automated central order book was introduced in February 2005. Concurrent with its loss of tax-exempt status on July 1, 2005, the JSE Securities Exchange South Africa demutualized, ending its 118 year history as a tax-exempt, member owned, voluntary association to become JSE Limited, a public but unlisted company. Liquidity on the JSE has grown from 5% in 1996 to nearly 40% by December 2000 and has been relatively stable since then. The market capitalization of the JSE equities market has grown from R1 trillion to in excess of R3,5 trillion over the same period.
     The JSE is a fully integrated exchange, which over the last few years has successfully broadened the range of products offered. Historically the JSE derived most of its revenue from the equities market (100% in 2000). However, new products such as derivatives, fixed interest rate products, exchange traded funds, agricultural products and information products has reduced the JSE’s reliance on equities (71.5% equities,17.6% agricultural products and 10.9% financial derivatives in 2004). Turnover in terms of value of equities traded on the JSE increased during 2005/2006 despite the fall in the number of listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) as at September 30, 2006 was 42%. At that date there were 383 companies listed on the JSE.
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
PLAN OF DISTRIBUTION
     Not applicable.
SELLING SHAREHOLDERS
     Not applicable.
DILUTION
     Not applicable.

EXPENSES OF THE ISSUE
     Not applicable.
Item 10. ADDITIONAL INFORMATION
SHARE CAPITAL
     Not applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION
     This section summarizes certain material provisions of Harmony’s Memorandum and Articles of Association, the Companies Act and the JSE listings requirements, each as currently in effect. These descriptions do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those sources. Directions on how to obtain a complete copy of Harmony’s Articles of Association are provided under “— Documents on Display” below.
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
Share Capital
     As of June 30, 2006, the issued share capital of Harmony consisted of 396,934,450 ordinary shares with a par value of rand 0.50 each. As of October 24, 2006, the issued share capital of Harmony consisted of 397,549,945 ordinary shares with a par value of Rand 0.50 each. At the general meeting held on November 12, 2004, Harmony’s authorized share capital was increased from 450,000,000 ordinary shares with a par value of Rand 0.50 to 1,200,000,000 ordinary shares with a par value of Rand 0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.
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
     The JSE will, however, allow a company to issue shares to third parties without first offering them to existing shareholders, in circumstances such as the following:
•	pursuant to an employee share incentive scheme the terms of which have been approved by the holders of the relevant class of shares in a general meeting;

•	for the acquisition of an asset, provided that if the issue is more than 30% of the company’s issued share capital, a simple majority of holders of ordinary shares present and voting, must vote in favor of the acquisition;

•	to raise cash by way of a general issue in the discretion of the directors (but not to related parties) of up to 15% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-day weighted average trading price prior to the determination date, provided that the holders of ordinary shares, present and voting at a general meeting, must approve the granting of such authority to the directors by a 75% vote; or

•	to raise cash by way of a specific issue of a specified number or a maximum number of shares for cash provided that the holders of ordinary shares, other than controlling shareholders, present and voting, vote in favor of the resolution to issue the shares at a general meeting by a 75% vote. In terms of JSE listings requirements, the circular to be sent to all shareholders informing them of the general meeting must include, inter alia:

•	details of the persons to whom the shares are to be issued if such persons fall into the following categories or other categories identified by the JSE: directors of the company or its subsidiaries or their associates; trustees of employee or directors’ share scheme or pension funds; any person having the right to nominate directors of the company; and certain shareholders holding more than 10% of the issued share capital;

•	if the persons to whom the shares are to be issued are related parties, an independent expert’s opinion that the issue price is fair and reasonable; and

•	should the maximum size of the issue equal or exceed 30% of the company’s issued share capital, full listing particulars, which include, inter alia, a reporting accountant’s report and, in the case of a mining company, a competent person’s report setting out technical details of the company’s operations and assets.
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
     The directors will cause to be prepared annual financial statements and a South African annual report as required by the Companies Act and the JSE rules. Harmony will deliver a copy of the South African annual report and annual financial statements to every member not less than twenty-one days prior to the date of each annual general meeting.
     Harmony’s annual report on Form 20-F is available on the Company’s website at www.harmony.co.za. Harmony will deliver a paper copy of the annual report containing its US GAAP audited financial statements, free of charge, to any shareholder upon request.
MATERIAL CONTRACTS
     Harmony enters into material contracts in connection with its business, as described in Item 4. “Information on the Company — Business” and in connection with financing arrangements, as described in Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.
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
     The main purpose of exchange controls is to ensure the timely repatriation of funds into the South African banking system of certain foreign currency acquired by residents of South Africa, whether through transactions of a current or of a capital nature. Timely repatriation of funds will help avoid undue pressure on the country’s gold and foreign reserves and an undue depreciation of the exchange rate of the Rand, which in turn would result in significant domestic inflation and a weakening of the country’s terms of trade with the rest of the world. Payment of foreign currency and the use of gold and foreign reserves for importation of goods and services into the country are relatively freely allowed.
     These comments relate to exchange controls in force at June 30, 2006. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.
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
CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS
     The discussion in this section is based on current law and our interpretation thereof. Changes in the law may alter the tax treatment of Harmony’s ordinary shares or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Harmony’s ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not tax residents of and who do not carry on business in South Africa, and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). Harmony recommends that you consult your own tax advisor about the consequences of holding Harmony’s ordinary shares or ADSs, as applicable, in your particular situation.
Dividends
     With effect from October 1, 1995, South Africa repealed all legislation imposing any withholding tax on dividends. Consequently, Harmony will not be obliged to withhold any form of non-resident shareholders’ tax on dividends paid to non-residents of South Africa.
Capital Gains Tax
     A capital gains tax is imposed on capital gains realized or shares sold in a South African company. However, only those sellers of shares who are tax residents of, or have a permanent business establishment in, South Africa will be liable for the tax. The Convention between South Africa and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains only permits the imposition of an income or withholding tax on gains by a United States resident seller of shares where such shares form part of the business property of a permanent establishment which the seller has in South Africa.
Stamp Duty on the Shares
     Uncertificated securities tax (or “UST”) is imposed in respect of dematerialized shares listed on a stock exchange in the Republic, in terms of the Uncertificated Securities Tax Act. This duty will be applicable to Harmony’s shares listed on the JSE.

     UST has since 1 January 2006 not been payable in respect of new issues of shares. However, any subsequent transaction which results in a change in the beneficial ownership of shares listed on the JSE (such as a sale of shares) will attract UST. The concept of a change in beneficial ownership includes the redemption or cancellation of shares, as well as transactions resulting in a transfer of the dividend, voting, conversion, redemption or other rights attaching to a share.
     ADSs in respect of Harmony’s shares are not listed on the JSE and are thus not subject to UST. However, the process of depositing shares listed on the JSE in return for ADSs, or withdrawing such shares from the deposit facility, may attract UST as and when the shares are transferred to or from the depositary institution.
     Broadly speaking, UST is paid at the rate of 0.25% of the greater of the consideration paid for the shares or other rights concerned, and their market value (which, in the case of a transaction relating to the shares as a whole, is the closing price of the shares on the date of the transaction). Where a transaction is effected through a stockbroker or a STRATE participant, UST is payable by that broker or participant, but may be recovered from the person acquiring beneficial ownership of the shares or other rights. In all other instances, UST is payable by the person acquiring beneficial ownership.
     Harmony shares which are not listed on the JSE may be subject to stamp duty in terms of the Stamp Duties Act. Since 1 January 2006 stamp duty has not been payable in respect of new issues of such shares. However, on the subsequent registration of transfer, redemption or cancellation of shares that are not listed on the JSE, stamp duty is payable at the rate of 0.25% of the greater of the consideration given or the market value of the shares concerned. South African stamp duty is payable regardless of whether the transfer of shares is registered or other transaction takes place within or outside South Africa. The duty is payable by the transferee (in the case of a transfer of shares) or issuing company (in the case of a redemption or cancellation of shares).
     There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in a branch register kept offshore, subject to certain provisions set forth in the Stamp Duties Act.
     Transfers or redemptions of ADSs listed on the NYSE will not attract South African stamp duty provided that the relevant transfer or redemption documents are executed offshore. However, if shares that are not listed on the JSE are withdrawn from the deposit facility or the relevant Deposit Agreement is terminated, then stamp duty will be payable on the subsequent transfer of the shares. An acquisition of shares that are not listed on the JSE from the depository in exchange for ADSs representing the relevant underlying shares will also render an investor liable to South African stamp duty at the same rate as stamp duty on a subsequent transfer of shares, upon the registration of the investor as the holder of the shares in the company’s register.
Capitalization Shares
     Capitalization shares distributed at the option of holders of shares in lieu of cash dividends would generally not attract a tax on companies known as Secondary Tax on Companies. For this reason it has become common practice for listed South African companies to offer capitalization shares in lieu of cash dividends. In addition there is no withholding tax payable in respect of the issue of these shares by the recipients thereof.
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
     If you are not a U.S. holder, or a non-U.S. holder, the discussion below under “— Non-U.S. Holders” will apply to you.
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
     To the extent that you incur South African stamp duty, MST or uncertified securities tax in connection with a transfer or withdrawal of ordinary shares as described under “— Certain South African Tax Considerations — Stamp Duty on the Shares” above, such stamp duty, MST or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.
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
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENTS BY EXPERTS
     Not applicable.
DOCUMENTS ON DISPLAY
     Harmony’s Memorandum and Articles of Association may be examined at its principal place of business at: 4 The High Street, First Floor, Melrose Arch, Melrose North 2196, South Africa. Harmony also files annual and, furnishes interim reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:
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
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General
     Harmony is exposed to market risks, including credit risk, foreign currency risk, commodity price risk and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Harmony may enter into derivative financial instruments to manage these exposures. Harmony has policies in areas such as counterparty exposure and hedging practices, which have been approved by Harmony’s senior management. Harmony does not hold or issue derivative financial instruments for trading or economically speculative purposes.
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
     Harmony did not have any liability subject to risk of foreign currency exchange rate fluctuations at June 30, 2006 as well as at present. At June 30, 2004 however, Harmony had a liability denominated in foreign currency. The liability amounted to US$9 million and reflected Harmony’s only foreign-currency borrowing, which was a US dollar denominated debt from BAE Systems plc. See Item 5. “Operating and Financial Review and Prospects — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings.” Harmony’s revenues and costs are very sensitive to the Rand-US dollar exchange rate because gold is generally sold throughout the world in US dollars, but most of Harmony’s operating costs are incurred in Rand. Appreciation of the Rand against the US dollar increases working costs at Harmony’s South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from Harmony’s South African operations. See Item 3. “Key Information — Exchange Rates” and Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
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

Harmony’s Hedge Policy
     As a general rule Harmony sells its gold production at market prices. We generally do not enter into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. For more detailed information on Harmony’s hedge policy, see Item 4. “Information on the Company — Business — Hedge Policy.”
     A substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations and changed the classification of the hedge book from normal purchase and sale agreements to speculative contracts. The mark-to-market movements on these contracts are reflected in the income statement. Harmony has reduced the remaining hedge positions of the Australian operations by primarily closing out the remainder of these hedge agreements. The resulting hedge portfolio, as of June 30, 2006, covered 357,000 ounces over a four-year period at an average strike price of A$518 per ounce (US$395 per ounce at an exchange rate of A$0.76 per US$1.00).
Commodity Sales Agreements
     Harmony’s commodity sales agreements by type of agreement as of June 30, 2006 are set forth below.

	Maturity - Scheduled for Delivery				Mark-to-
	in Fiscal Year				Market
	2007	2008	2009	Total	$ 000
FORWARD SALES AGREEMENTS
Ounces	147,000	100,000	100,000	347,000	(86,277)
A$/ounce	515	518	518	516

CALL OPTIONS SOLD
Ounces	10,000	—	—	10,000	(1,842)
A$/ounce	562	—	—	562
Total	157,000	100,000	100,000	495,000	(88,119)
     For accounting purposes, Harmony’s commodity sales agreements do not meet the hedge accounting criteria. The mark-to-market values of these agreements were determined at specific points in time based on independent valuations, using present value methods or standard option value methods with assumptions about commodity prices based on those observed in the gold market. For the determination as of June 30, 2006, a gold price of US$600 (A$808) per ounce was used, together with exchange rates of US$0.74 per A$1.00 and prevailing market interest rates and volatilities. These values are estimates that involve uncertainties and cannot be determined with precision.
Sensitivity Analysis
     A sensitivity analysis of the mark-to-market valuations of Harmony’s commodity sales agreements as of June 30, 2006 is set forth below.

	Gold Spot Price at June 30, 2006

Sensitivity to $ gold spot price	$30	$20	$10	$600	$(10)	$(20)	$(30)
Mark-to-market ($ million)	(102.5)	(97.7)	(92.9)	(88.1)	(83.3)	(78.5)	(73.7)

	Weighted Average Interest Rate at June 30, 2006

Sensitivity to Australian dollar interest rates	1.5%	1.0%	0.5%	6.26%	(0.5)%	(1.0)%	(1.5)%
Mark-to-market ($ million)	(91.4)	(90.3)	(89.2)	(88.1)	(87.0)	(85.9)	(84.7)

	US$/A$ Exchange Rates at June 30, 2006 $1.00 =

Sensitivity to $/A$ exchange rates	A$0.15	A$0.10	A$0.05	A$1.35	(A$0.05)	(A$0.10)	(A$0.15)
Mark-to-market ($ millions)	(127.8)	(113.4)	(100.2)	(88.1)	(76.9)	(66.6)	(57.0)

Commodity Hedging Experience
     Harmony acquired New Hampton in fiscal 2001, which had a hedge book of approximately 1,500,000 ounces and Hill 50 during fiscal 2002, which had a hedge book of approximately 1,354,000 ounces. A condition of Harmony’s offer for Hill 50 was that all counterparties contracted into hedge contracts with Hill 50 or any of its subsidiaries agree not to terminate, suspend or rescind these contracts. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (including New Hampton and Hill 50). All of these hedge positions were classified as commodity sales agreements, under which Harmony had to deliver a specified quantity of gold at a future date subject to the agreed-upon prices. During fiscal 2003, Harmony restructured these hedge contracts again and classified these hedge portfolios as speculative. All mark-to-market movements are accounted for in the income statement.
     During fiscal 2003, Harmony closed out the remaining variable price sales contracts with floors which were inherited through the acquisition of Hill 50. No gold production was sold under these hedging contracts in fiscal 2004 and the derivative contracts, which related to the 2004 fiscal year, were closed out prior to the various delivery dates. During fiscal 2005, Harmony did not close out any hedge contracts. Harmony closed out 30,000oz call contracts and 108,000oz forward contracts during fiscal 2006.
     In fiscal 2005, Harmony sold 2,965,250 ounces of gold at average price of $427 per ounce. At a gold price of $250 per ounce, product sales would have amounted to approximately $741 million for fiscal 2005, a reduction of approximately $525 million in product sales. In fiscal 2006, Harmony sold 2,386,925 ounces of gold at an average price of $529 per ounce. At a gold price of $250, product sales would have amounted to approximately $597 million for fiscal 2006, a reduction of approximately $666 million in product sales.
     The gold spot price on October 24, 2006 was $583.60 per ounce. During fiscal 2006, the gold spot price traded in a range from $725 to $418 per ounce.
Foreign Currency Sensitivity
     Harmony’s revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.
     Harmony however, inherited forward exchange contracts with the acquisition of Avgold in fiscal 2004. These contracts did not meet the hedging criteria and the mark-to-market movement was reflected in the income statement. The last portion of these forward exchange contracts matured on December 31, 2005. All the forward exchange contracts were closed out in accordance with the contract specifications, resulting in a NIL exposure to Harmony on June 30, 2006.
     The maturity schedule of the Harmony Group’s currency contracts as at June 30, 2006 are set forth below:

	Maturity -
	Scheduled for		Mark-to-
	Fiscal Year		Market
	2006	Total	$ 000
Forward Exchange Contracts
US$ million
Average strike ZAR/US	39.5	39.5	16,467
(Buy US$, sell ZAR, at the agreed exchange rate)	$9.54	9.54
Forward Exchange Call Contracts Sold US$ million
Average strike ZAR/US	39.5	39.5	0.4
(Sell US$, buy ZAR, at the agreed exchange rate)	$9.54	9.54
Total			16,467

Sensitivity Analysis
     All of Harmony’s currency contracts were closed out as of June 30, 2006.
Interest Rate Sensitivity
     Gold lease rate swaps. Harmony generally does not undertake any specific actions to cover its exposure to interest rate risk. However, through its acquisitions of New Hampton and Hill 50, Harmony held certain gold lease rate swaps. Harmony closed out all the remaining gold lease rate swaps during fiscal 2005.
     Interest rate swaps. On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1.2 billion ($167 million at an exchange rate of R7.17 per U.S.$1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds were repaid on June 14, 2006. In connection with these bonds, Harmony entered into an interest rate swap on Rand 600 million ($84 million at an exchange rate of 7.17 per U.S.$1.00). The interest rate swap consisted of two tranches: (i) a Rand 400 million ($56 million at an exchange rate of R7.17 per U.S. $1.00) tranche which received a fixed rate of 13% and paid a floating rate of 3 Month JIBAR (reset quarterly) plus 1.8% and (ii) a Rand 200 million ($28 million at an exchange rate if R7.17 per U.S.$1.00) tranche which received a fixed rate of 13% and paid a floating rate at 3 month JIBAR (reset quarterly) plus 2.2%.
     Harmony’s interest rate swaps were all closed out as of June 30, 2006.
     At June 30, 2006, the fair value of Harmony’s US dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was $ nil.
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
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
     At a general meeting held on November 11, 2005, Harmony’s shareholders authorized the Board to acquire from time to time such a number of its issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which Harmony’s ordinary shares may be quoted or listed. The shareholders also approved amendments to Harmony’s Articles of Association in order to comply with the JSE amended listing requirements.
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

USE OF PROCEEDS
     Not applicable.
Item 15. DISCLOSURE CONTROLS AND PROCEDURES
     During the period covered by this report, we initiated our preparation for the new corporate governance and public disclosure requirements in the United States that will come into effect for us with respect to our internal controls beginning with our annual report for the 2007 fiscal year. As part of this evaluation, as of the end of the period covered by this report, we conducted an assessment (under the supervision and with the participation of management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the U.S. Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of June 30, 2006, our disclosure controls and procedures were not effective due to the material weaknesses described more fully below.
     Our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the objectives of the control system. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all potentially adverse control issues have been detected. A material weakness is a control deficiency, or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of our annual financial statements prepared in accordance with U.S. GAAP would not have been detected or prevented. In connection with the audit of our financial statements for the year ended June 30, 2006, we have identified a number of control deficiencies, some of which constitute material weaknesses. Areas classified as material weaknesses are (1) insufficient segregation of duties over the U.S. GAAP reporting process and a lack of experience in the application of U.S. GAAP and (2) a lack of current external support for the existing computer system used for our financial reporting and computer system integrity issues which require substantial workarounds including the use of spreadsheets. The full impact and nature of these material weaknesses have been reported and discussed with our Audit Committee.
     As discussed with the Audit Committee, we identified steps to address these material weaknesses and plan on implementing appropriate changes to our internal control structure which we believe will remedy these weaknesses. The group finance team will be strengthened by additional staff members who will assist with the preparation of financial information. A senior finance team member will in the future be responsible to manage this group and their responsibilities will include researching U.S. GAAP and SEC matters, monitoring new U.S. GAAP issues and performing a detailed review of the U.S. GAAP adjustments and financial statements, including related disclosures, and ensuring that all supporting documentation exists for the adjustments recorded. In addition, we are in the process of putting in place an agreement with an external professional services firm to provide international and technical expertise and guidance on matters relating to the U.S. GAAP reconciliation on an as needed basis. The existing financial reporting computer system is scheduled for replacement with a more robust system beginning December 2006. We have also employed additional resources to oversee this installation and transition between systems. The preparation and transition processes have been ongoing since April 2006. The foregoing steps may be supplemented by additional measures as we believe necessary or appropriate to remedy the material weaknesses.
     There has been no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
     As mentioned above, we are currently evaluating our internal controls over financial reporting in order to allow management to complete its assessment of, and our independent registered public accounting firm to attest to and report on, the effectiveness of internal control over financial reporting for the fiscal year ending June 30, 2007, as required by Section 404 of the U.S. Sarbanes-Oxley Act. Please see “Risk Factors — Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.” We are currently undertaking remedial measures to address certain material weaknesses which have been identified to date and which, if not remedied, could adversely impact our reporting obligations under Section 404.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     At this time Harmony does not have an individual “audit committee financial expert” as defined by the rules of the SEC.

The audit committee members through their collected experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principles, overseeing the preparation, audit and evaluation of financial statements. Harmony believes that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002. See Item 7. “Directors and Management — Board Practices — Audit Committee.”
Item 16B. CODE OF ETHICS
The Harmony Code of Ethics has been developed to respond to the challenge of ethical conduct in a business environment. The Code of Ethics goes beyond the company’s legal and institutional responsibilities by formalizing Harmony’s values. The purpose of the code is to guide employees’ behaviour, not to provide specific answers to every conceivable situation in the workplace. We approached the development and the recent review of the Code of Ethics in a fully inclusive manner, with broad consultation and information gathering at all levels of the company. Employees have been kept fully informed about the Code of Ethics and all employees are expected to comply with its contents. (The term ‘employees’ is used in the broadest sense and includes all staff with which a service contract exists, including management, non-management, directors, contractors, consultants, suppliers and temporary staff.) An Ethics Committee was formed in May 2006, which consists of the company secretary, the human resources executive and the executive operational finance. This committee is required to meet quarterly to monitor the gift registers and any reported unethical behaviour. The Code of Ethics is available on Harmony’s website at www.harmony.co.za.
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

Fiscal year ended June 30, 2005	$1.211 million
Fiscal year ended June 30, 2006	$1.634 million
AUDIT-RELATED FEES
     The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2005	$0.915 million
Fiscal year ended June 30, 2006	$0.688 million
     Fees related to interim reviews and review of interim reports, other SEC filings as well as guidance on section 404 Sarbanes Oxley compliance.
TAX FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2005	$0.20 million
Fiscal year ended June 30, 2006	$0.24 million

     Services comprised advice on capital gains tax issues, treatment of tax in respect of acquisitions, guidance on share option schemes.
ALL OTHER FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2005	$0.123 million
Fiscal year ended June 30, 2006	$0.0 million
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
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER
     Not applicable.
Item 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for the fiscal year ended June 30, 2006 and the related information pursuant to Item 18.
Item 18. FINANCIAL STATEMENTS
Item 19. EXHIBITS
1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.1	Notice to shareholders dated September 3, 2004 in respect of the Annual General Meeting held on November 12, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.2	Notice to Shareholders dated September 2, 2005 in respect of the Annual General Meeting to be held on November 4, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.3	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.4	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.5	Form of ADR (included in Exhibit 2.4).

2.6	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.9	Shareholder Circular to Avgold shareholders dated April 8, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.10	Shareholder Circular to Anglovaal Mining Limited’s (“ARM”) shareholders dated March 23, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.11	Trust Deed entered into between Harmony and JPMorgan Corporate Trustee Services Limited dated May 21, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.12	Agency Agreement between Harmony, JPMorgan Corporate Trustee Services Limited, JPMorgan Chase Bank and JPMorgan Luxembourg SA dated May 21, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.13	Form of Global Bond (incorporated by reference to Harmony’s

Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.14	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

3	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited’s (“ARM”) holding in Harmony, ARM Platinum (Pty) Ltd (“ARMPlats”) and the African Rainbow Minerals Consortium Limited’s debt, signed on February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.2	Addendum to Acquisition and Disposal Agreement between ARMI and Anglovaal Mining Limited signed on March 15, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.3	Voting Agreement between ARMI and Clidet 454 (Pty) Ltd signed on February 16, 2004 (see Exhibit 3).

4.4	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (see Exhibit 2.6).

4.6	Joint Venture Agreement between ARMgold Limited, Harmony and Clidet 383 (Proprietary) Limited, dated April 5, 2002 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.7	Merger Agreement between ARMgold Limited and Harmony dated September 22, 2003 (incorporated by reference to Harmony’s Registration Statement on Form 20-F filed on December 17, 2003).

4.8	Sale of Business Agreement between Anglogold Limited, Clidet 383 (Pty) Ltd and Harmony Gold Mining Company Limited and ARM (Pty) Ltd in respect of the Free Gold assets entered into on December 24, 2001 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.9	Sale of Shares Agreement amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.10	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.11	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.12	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.13	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.14	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.15	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.16	Right of Pre-emption and Deed of Adherence between Nedbank Limited, Harmony, African Rainbow Minerals & Exploration Investments (Proprietary) Limited and ARMgold Harmony Joint Investment Company (Proprietary) Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.17	Agreement of Assignment between African Rainbow Minerals & Exploration Investments (Proprietary) Limited, Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and The Trustees of The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.18	Harmony Option Agreement between Harmony and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.19	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.20	Term Loan Agreement with Rand Merchant Bank dated March 9, 2006.

4.21	Pledge Agreement in favor of FirstRand Bank Limited (acting through its Rand Merchant Bank division) dated March 9, 2006.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of the chief executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the chief financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

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
Date: October 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
We have audited the accompanying consolidated balance sheets of Harmony Gold Mining Company Limited and its subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2006 and 2005, and the results of their operations, their cash flows and changes in shareholders’ equity for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for underground development costs, stripping costs incurred during the production phase of a mine and share-based payments during the year ended June 30, 2006.
PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
October 27, 2006

Harmony Gold Mining Company Limited
Consolidated Statements of Income
For the years ended June 30

	2006	2005	2004
		A s adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

REVENUES
Product sales	1,263,333	1,265,200	1,240,339

COSTS AND EXPENSES
Production costs exclusive of depreciation and amortization	1,056,831	1,136,957	1,100,688
Depreciation and amortization	166,120	151,967	139,829
Impairment of assets	15,951	243,124	3,145
Employment termination and restructuring costs	(12,289)	73,215	31,668
Care and maintenance cost of restructured shafts	27,387	29,975	—
Corporate expenditure	19,971	17,969	14,193
Exploration expenditure	16,803	11,676	15,810
Marketing and new business expenditure	9,171	15,310	12,533
Decrease in rehabilitation costs	(1,236)	(1,814)	(17,839)
Post retirement benefits expense	1,175	9,137	—

	1,299,884	1,687,516	1,300,027

OPERATING LOSS	(36,551)	(422,316)	(59,688)

OTHER (EXPENSES)/INCOME
Dividends received	3,321	2,785	533
Loss on derivative financial instruments	(131,444)	(17,672)	(32,385)
Profit/(loss) on sale of listed investments	45,345	(93,470)	4,910
Impairment of listed investment	—	(63,234)	—
Profit on sale and loss on dilution of investment in associates — net	—	—	65,097
Profit/(loss) on sale of subsidiaries	3,035	(114)	115
Interest income	32,505	21,396	28,029
Interest expense — net of amounts capitalized of $2.3 million, $1.9 million and $1.7 in 2006, 2005 and 2004, respectively	(56,537)	(65,074)	(64,289)
Other (expenses)/income	(3,802)	(3,661)	14,155

	(107,577)	(219,044)	16,165

LOSS BEFORE TAX, MINORITY INTERESTS, EQUITY INCOME OF JOINT VENTURE, EQUITY (LOSS)/INCOME OF ASSOCIATED COMPANIES, IMPAIRMENT OF INVESTMENT IN ASSOCIATE AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(144,128)	(641,360)	(43,523)
Income and mining tax benefit	2,344	88,811	32,859

LOSS BEFORE MINORITY INTERESTS, EQUITY INCOME OF JOINT VENTURE, EQUITY (LOSS)/INCOME OF ASSOCIATED COMPANIES, IMPAIRMENT OF INVESTMENT IN ASSOCIATE AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(141,784)	(552,549)	(10,664)
Minority interests	—	—	1,281

LOSS BEFORE EQUITY INCOME OF JOINT VENTURE, EQUITY (LOSS)/INCOME OF ASSOCIATED COMPANIES, IMPAIRMENT OF INVESTMENT IN ASSOCIATE AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(141,784)	(552,549)	(9,383)
Equity income of joint venture	445	—	9,503
Equity (loss)/income of associated companies	(16,444)	—	2,020
Impairment of investment in associate	—	—	(1,956)

(LOSS)/INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	(157,783)	(552,549)	184
Cumulative effect of change in accounting principle, net of tax	2,058	—	—

NET (LOSS)/INCOME	(155,725)	(552,549)	184

BASIC (LOSS)/EARNINGS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(0.39)	(1.52)	0.00
FULLY DILUTED (LOSS)/EARNINGS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(0.39)	(1.52)	0.00
BASIC (LOSS)/EARNINGS PER SHARE ($)	(0.39)	(1.52)	0.00
FULLY DILUTED (LOSS)/EARNINGS PER SHARE ($)	(0.39)	(1.52)	0.00
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	394,409,512	362,499,012	254,240,500
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE	394,409,512	362,499,012	255,570,834
DIVIDEND PER SHARE ($)	—	0.05	0.26
The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Comprehensive Income
For the years ended June 30

	2006	2005	2004
		As adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

(Loss)/income — before cumulative effect of change in accounting principle	(157,783)	(552,549)	184

Cumulative effect of change in accounting principle, net of tax	2,058	—	—

Net (loss)/income	(155,725)	(552,549)	184

Other comprehensive (loss)/income
Mark-to-market of listed and other investments — unrealized	119,713	(44,674)	(52,338)
Mark-to-market of listed and other investments — realized	(38,253)	105,892	(6,006)
Foreign currency translation adjustment	(191,651)	(197,665)	388,397

Other comprehensive (loss)/income	(110,191)	(136,447)	330,053

Comprehensive (loss)/income	(265,916)	(688,996)	330,237

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Balance Sheets
At June 30

	2006	2005
		As adjusted
		(note 3)
	$’000	$’000

ASSETS
CURRENT ASSETS
Cash and cash equivalents	89,189	266,746
Receivables	100,175	94,730
Inventories	91,998	86,829
Materials contained in heap leach pads	515	553
Income and mining taxes	4,359	3,980
Deferred income and mining taxes	142,109	138,519

Total current assets	428,345	591,357

Property, plant and equipment	3,306,555	3,451,963
Other assets	3,605	12,817
Goodwill	28,256	30,367
Restricted cash	35,599	7,798
Receivables	4,047	—
Listed and other investments	387,396	642,516
Investments in associates	266,331	—
Investments in joint ventures	2,065	—

TOTAL ASSETS	4,462,199	4,736,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and other liabilities	78,391	119,224
Short term portion of long term loans	140,344	200,451
Payroll and leave liabilities	87,909	62,814
Accrued liabilities	36,182	45,056
Dividends payable	976	1,211

Total current liabilities	343,802	428,756

Long-term loans	394,608	409,486
Deferred income and mining taxes	521,000	541,188
Derivative financial liabilities	150,038	76,720
Provision for environmental rehabilitation	110,164	120,450
Provision for social plan	2,259	2,109
Provision for post retirement benefits	14,964	13,276

Commitments and contingencies (Note 31)	—	—

SHAREHOLDERS’ EQUITY
Share capital - 1,200,000,000 (2005: 1,200,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 397,616,950 (2005: 394,023,694)	31,730	31,448
Additional paid-in capital	3,429,775	3,383,610
Accumulated loss	(540,587)	(384,862)
Accumulated other comprehensive income	4,446	114,637

Total shareholders’ equity	2,925,364	3,144,833

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,462,199	4,736,818

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30

					(Accumulated
					loss)/retained	Accumulated
	Number of	Number of			earnings	other	Total
	ordinary shares	warrants		Additional	As adjusted	comprehensive	As adjusted
	issued	issued	Share capital	paid-in capital	(note 3)	income/(loss)	(note 3)
			$’000	$’000	$’000	$’000	$’000

BALANCE — JUNE 30, 2003	185,536,615	2,368,030	15,712	952,967	236,961	(78,969)	1,126,671

Issue of shares
- Acquisition of 11.5% interest in Avgold	6,960,964	—	455	83,941	—	—	84,396
- Acquisition of ARMgold	63,666,672	—	4,308	678,089	—	—	682,397
- Acquisition of 42.2% interest in Avgold	28,630,526	—	2,048	411,927	—	—	413,975
- Acquisition of Avgold minorities	33,574,367	—	2,474	482,986	—	—	485,460
Exercise of employee share options	703,800	—	51	12,493	—	—	12,544
Share issue expenses	—	—	—	(11,781)	—	—	(11,781)
Conversion of warrants	2,351,133	(2,351,133)	156	13,222	—	—	13,378
Warrants expired	—	(16,897)	—	—	—	—	—
Consolidation of share trusts	—	—	—	(7,425)	—	—	(7,425)
Net income	—	—	—	—	184	—	184
Dividends declared	—	—	—	—	(55,005)	—	(55,005)
Mark-to-market of listed and other investments	—	—	—	—	—	(58,344)	(58,344)
Foreign exchange translation adjustment	—	—	—	—	—	388,397	388,397

BALANCE — JUNE 30, 2004	321,424,077	—	25,204	2,616,419	182,140	251,084	3,074,847

Issue of shares
- Acquisition of 11.5% interest in Gold Fields	72,173,265	—	6,210	760,980	—	—	767,190
Exercise of employee share options	426,352	—	34	18,844	—	—	18,878
Share issue expenses	—	—	—	(12,957)	—	—	(12,957)
Consolidation of share trusts	—	—	—	324	—	—	324
Net loss	—	—	—	—	(552,549)	—	(552,549)
Dividends declared	—	—	—	—	(14,453)	—	(14,453)
Mark-to-market of listed and other investments	—	—	—	—	—	61,218	61,218
Foreign exchange translation adjustment	—	—	—	—	—	(197,665)	(197,665)

BALANCE — JUNE 30, 2005	394,023,694	—	31,448	3,383,610	(384,862)	114,637	3,144,833

Issue of shares
Exercise of employee share options	3,593,256	—	282	43,399	—	—	43,681
Consolidation of share trusts	—	—	—	2,766	—	—	2,766
Net loss	—	—	—	—	(155,725)	—	(155,725)
Mark-to-market of listed and other investments	—	—	—	—	—	81,460	81,460
Foreign exchange translation adjustment	—	—	—	—	—	(191,651)	(191,651)

BALANCE — JUNE 30, 2006	397,616,950	—	31,730	3,429,775	(540,587)	4,446	2,925,364

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Cash Flows
For the years ended June 30

	2006	2005	2004
		A s adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

CASH FLOW FROM OPERATIONS
Sources of cash
Cash received from customers	1,263,333	1,265,200	1,240,339
Interest and dividends received	35,826	24,181	28,562

Cash provided by operating activities	1,299,159	1,289,381	1,268,901

Uses of cash
Cash paid to suppliers and employees	1,213,910	1,353,887	1,150,471
Interest paid	31,609	42,156	44,189
Income and mining taxes paid	1,829	8,952	83,881

Cash used in operating activities	1,247,348	1,404,995	1,278,541

NET CASH GENERATED/(UTILIZED) BY OPERATIONS	51,811	(115,614)	(9,640)

CASH FLOW FROM INVESTING ACTIVITIES

Amounts invested in environmental trusts	(4,318)	(251)	(5,529)
Restricted cash	(31,913)	1,585	(8,973)
Cash held by subsidiaries on acquisition	—	723	100,872
Cash held by subsidiaries at disposal	—	(1,830)	(69)
Cash paid for Abelle Mines	—	—	(85,168)
Other direct costs of acquisition of ARMgold	—	—	(195)
Other direct costs of acquisition of Avgold	—	—	(256)
Cash received for Bissett	—	—	2,598
Other direct costs of investment in Gold Fields	—	(13,802)	—
Cash paid for Villiage	(64)	—	—
Cash paid for Western Areas	(321,477)	—	—
Cash received for Buffalo Creek	3,058	—	—
Cash paid for Orpheo	(733)	—	—
Proceeds on disposal of listed investments	364,974	380,363	146,350
Decrease/(increase) in other non-current investments	2,824	(1,204)	(7,677)
Proceeds on disposal of mining assets	12,509	20,892	28,981
Additions to property, plant and equipment	(271,755)	(228,524)	(193,457)

NET CASH (UTILIZED)/GENERATED BY INVESTING ACTIVITIES	(246,895)	157,952	(22,523)

CASH FLOWS FROM FINANCING ACTIVITIES

Long-term borrowings raised	160,149	231,554	271,012
Long-term borrowings paid	(204,414)	(199,655)	(228,245)
Ordinary shares issued — net of expenses	28,684	(9,695)	7,729
Dividends paid	(1,034)	(14,495)	(54,943)

NET CASH (UTILIZED)/GENERATED BY FINANCING ACTIVITIES	(16,615)	7,709	(4,447)

EFFECTS OF EXCHANGE RATES ON CASH AND CASH

EQUIVALENTS	34,142	(323)	64,592

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(177,557)	49,724	27,982
CASH AND CASH EQUIVALENTS — JULY 1	266,746	217,022	189,040

CASH AND CASH EQUIVALENTS — JUNE 30	89,189	266,746	217,022

The accompanying notes are an integral part of these consolidated financial statements
The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of listed and other investments. See note 4 and note 22.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
1 NATURE OF OPERATIONS
Harmony Gold Mining Company Limited and its subsidiaries (collectively “Harmony” or the “Company”) is engaged in gold mining and related activities, including exploration, extraction, processing and refining. Gold bullion, the Company’s principal product, is currently produced at its operations in South Africa and Australia.
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

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities (including valuation of share options); valuation allowances for deferred tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

The following are the accounting policies used by the Company which, except as described in note 3, have been consistently applied:

(b)	CONSOLIDATION:

(i)	Consolidated entities: The Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, and its investments in joint ventures and associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. The Company also reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See note 5. The results of any subsidiary acquired or disposed of during the year are consolidated from the effective date of acquisition and up to the effective date of disposal.

Any excess between the purchase price and the fair value of the identifiable net assets of subsidiaries, joint ventures and associates at the date of acquisition is capitalized as goodwill.

Intercompany profits, transactions and balances have been eliminated.

(ii)	Investments in associates: An associate is an entity, other than a subsidiary, in which the Company has a material long-term interest and in respect of which the Company exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity.

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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(iii)	Investment in joint ventures: A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more venturers under a contractual arrangement. The Company’s interest in jointly controlled entities is accounted for under the equity method as described in note 2(b)(ii) above.

(c)	FOREIGN CURRENCIES:

(i)	Foreign entities: For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year-end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders’ equity, until the foreign entity is sold or disposed of when the translation differences are recognized in the income statement as part of the gain or loss on sale.

Fair value adjustments arising on the acquisition of the foreign entities are treated as assets and liabilities of the foreign entity are translated at the closing rate.

(ii)	Foreign currency transactions: Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate. These transactions are included in the determination of other (expenses)/income.

(iii)	Functional currency: The functional currency of the majority of the Company’s operations is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method are included as a separate component of shareholders’ equity.

References to “A$” refers to Australian currency, “R” to South African currency, and “$” or “US$” to United States currency.

(d)	FINANCIAL INSTRUMENTS are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy. Financial instruments carried on the consolidated balance sheets include cash and cash equivalents, money market instruments, investments, receivables, accounts payable, long term loans, interest free loans, forward sales contracts, option contracts, interest rate swaps and gold leases.

(e)	CASH AND CASH EQUIVALENTS are defined as cash on hand, deposits held at call with banks and short term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.

(f)	NON-CURRENT INVESTMENTS: Management determines the appropriate classification of its investments in equity securities at the time of purchase and re-evaluates such determinations at each reporting date. Non-current investments comprise of the following :

(i)	Listed investments: Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at fair value. These investments are considered to be available-for-sale investments. Changes in the carrying amount of available-for-sale investments, are excluded from earnings and included as a separate component of shareholders’ equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders’ equity, are transferred to income/(loss) and included in the determination of the gain/(loss) on disposal of available-for-sale securities. The amount transferred out of equity is determined by reference to the amounts previously included as a seperate component of shareholders’ equity relating to the specific investment. Unrealized losses are recognized in the determination of net income/(loss) when the market value decreases below the carrying value of the investment and this decrease is determined by management to be other than temporary in nature.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(ii)	Unlisted investments are reflected at cost. If the directors are of the opinion that there has been an impairment in the value of these investments they are written down, with the write down recognized as an expense in the period in which the impairment is determined to have taken place.

(g)	INVENTORIES are valued at the lower of cost and net realizable value. The Company’s inventories comprise of consumable stores, gold-in-process and ore stockpiles and are accounted for as follows:

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

Gains and losses arising from a change in the fair value of a contract before the contract’s designated delivery date are therefore not recorded, but the contract price recognized in Product sales following settlement of the contract by physical delivery of production to the counterparty at contract maturity.

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

At the Company’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until saleable minerals are extracted from the mine and are amortized using the units-of-production method over the estimated life of the ore body based on estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Subsequent mine development costs at the Company’s surface mines are treated as variable production costs. See note 3.

At the Company’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalized to the extent that such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with specific ore blocks or areas of operations. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. The Company previously capitalized underground development costs only until the reef horizons were intersected. See note 3.

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

(v)	Depreciation and amortization of mineral property interests, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proven and probable reserves. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves. Other non-mining fixed assets are depreciated by straight line over estimated useful lives of two to five years.

(vi)	Amortization of mineral and surface use rights: Mineral rights associated with production stage mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

(vii)	Impairment: The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production and capital, all based on life-of-mine plans.

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

(n)	GOODWILL: Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is presented seperately within non-current assets. Goodwill on acquisition of associates and joint ventures are included in the carrying value of investments in associates and joint ventures.

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

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(o)	ENVIRONMENTAL OBLIGATIONS: SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

SFAS No. 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying value of the related long-lived asset. Changes resulting from revisions in the amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the rehabilitation liability and the associated capitalized retirement cost. Decreases in the rehabilitation liability in excess of capitalized retirement costs (net of accumulated depreciation) are recognized in the income statement as Decrease in rehabilitation costs . Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liab will record a gain or loss if the actual cost incurred is different than the liability recorded.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(p)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Company’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Company’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(q)	PROVISIONS are recognized when information is available prior to the issuance of financial statements which indicates that it is probable that an asset has been impaired or a liability has been incurred as at the date of the financial statements and can be reasonably estimated.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(r)	DEFERRED TAXATION: The Company follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income and mining taxes are recognized for the tax consequences of temporary differences by applying expected future mining tax rates to the differences between the tax base of certain assets or liabilities and their balance sheet carrying amount. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change in tax rate occurs.

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, deferred financial liability and unredeemed capital expenditure. A valuation allowance is recorded to reduce the carrying value of deferred tax assets if it is more likely than not that such assets will not be realized.

(s)	PENSION PLANS AND OTHER EMPLOYEE BENEFITS:

(i)	Pension plans are funded through annual contributions. The Company’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The Company’s liability is limited to its annually determined contributions.

(ii)	Medical plans: The Company provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in the income statement at re-valuation date. A liability for retirees and their dependents is accrued in full based on actuarial valuations every year.

(iii)	Share-based compensation: Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments (“SFAS No. 123(R)”). Prior to that date, the Company applied SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) in accounting for options granted after July 1, 2001 and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) together with its related interpretations in accounting for options granted prior to July 1, 2001.

The Company adopted SFAS No. 123(R) using the modified retrospective transition method. Under this method, share-based payment expense for the year ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for all prior periods presented have been adjusted based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures. See note 3(c). In both cases, the Company has recognised the share-based payment expense associated with options with graded-vesting features over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.

(t)	REVENUE RECOGNITION: Revenue arising from gold sales is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, including title being passed, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the Company’s smelt-houses.

Revenue further excludes value-added tax but includes the net profit and losses arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

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

(x)	(LOSS)/EARNINGS PER SHARE: (Loss)/earnings per share is based on net (loss)/income divided by the weighted average number of ordinary shares in issue during the year. Diluted (loss)/earnings per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

(y)	RECENT ACCOUNTING PRONOUNCEMENTS:

In September 2006, The Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in all subsequent periods. The group will be required to adopt SFAS No. 157 on July 1, 2008, and is currently evaluating the impact of SFAS No. 157 on its financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN No. 48”) an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for the years beginning after December 31, 2006 (July 1, 2007), with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial statements.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 will be applicable for the Company as of the year ended June 30, 2007. The Company is in the process of evaluating the potential impact the adoption of this standard will have on its financial position and results of operations.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). The interpretations in SAB No. 108 express the staff’s views regarding the process of quantifying financial statement misstatements. The staff believes registrants must consider the impact of correcting all misstatements, including the effect of misstatements that were not corrected at the end of the prior year. These prior year misstatements should be considered in quantifying misstatements in current year financial statements. Thus, a registrant’s financial statements would require adjustment when the assessment in the current year or in prior years’ results in qualifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. The Company will be required to adopt SAB No. 108 on July 1, 2007, and is currently evaluating the impact of SAB No. 108 on its financial position and results of operations.
3 ACCOUNTING CHANGES
During the year ended June 30, 2006, the Company changed its method for accounting for underground development costs, stripping costs incurred during the production phase of a mine and share-based payments.
(a)	Underground development costs
Previously, at the Company’s underground mines, costs incurred to develop the property were capitalized only until the reef horizons were intersected. Subsequent mine development costs to access other specific ore blocks or areas of the mine were treated as variable production costs. During the year ended June 30, 2006, the Company changed its policy to capitalize all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. Under this revised policy, all costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. At the Company’s underground mines, these costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. See note 2(m)(i) and 2(m)(v).
The Company believes that the newly adopted principle is preferable because: (i) it aligns its policy with those of its global mining company industry peers; (ii) allows for a more direct link between revenue and associated expenditure; (iii) each block of ore can be described as a commencement of a new area of operations, separate and distinct from other existing operations — with the choice to mine based on an approved life-of-mine plan for that particular block of ore; and (iv) the additional costs capitalized under the revised policy meet the definition of an asset.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(b)	Stripping costs incurred during the production phase of a mine

On July 1, 2005, the Company adopted Emerging Issues Task Force Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-06”) . EITF 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Production costs exclusive of depreciation and amortisation in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period.

Prior to July 1, 2005, at the Company’s Kalgold operations, deferred stripping costs were charged to Production costs exclusive of depreciation and amortization as gold was produced and sold using the units of production method based on estimated recoverable quantities of proven and probable gold or copper reserves, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which resulted in the recognition of the costs of waste removal activities over the life of the mine as gold was produced. The application of the deferred stripping accounting method previously generally resulted in the recognition of an asset (deferred stripping costs).

(c)	Share-based payments

On July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments (“SFAS No. 123(R)”). Prior to that date, the Company applied SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) in accounting for options granted after July 1, 2001 and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) together with its related interpretations in accounting for options granted prior to July 1, 2001.

(d)	Effect of accounting changes

In connection with the changes relating to underground development costs and stripping costs incurred during the production phase of a mine, the Company early adopted SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which established new standards on accounting for changes in accounting principles. Voluntary changes in accounting principles were previously required to be recognized by including in net (loss) income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so. The Company has therefore adjusted its financial statements for the years ended June 30, 2005 and 2004 as if the revised principles had always been used.

In connection with the change relating to share-based payments, the Company followed the modified retrospective approach permitted by SFAS No. 123(R). Under this method, the Company has adjusted its financial statements for the years ended June 30, 2005 and 2004 based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, without adjustment. Prior to the adoption of SFAS No. 123(R) however, the Company recognized actual forfeitures when they occurred (as opposed to estimating forfeitures at the grant date and subsequently adjusting their estimated forfeitures to actuals). In accordance with SFAS No. 123(R)’s specific transition provisions, the Company recorded a cumulative effect adjustment on July 1, 2005 related to outstanding awards that are not expected to vest based on an estimate of forfeitures as of that date.

    The net effect of all three accounting changes discussed above is as follows:

	Year ended June 30,
	2005	2004
	$’000	$’000

Net income	63,918	31,585

Effect on per share amounts:
Increase in basic (loss)/earnings before cumulative effect of changes in accounting principal — ($)	17.63	12.42
Increase in basic (loss)/earnings per share — ($)	17.63	12.42
Increase in fully diluted (loss)/earnings before cumulative effect of change in accounting principal — ($)	17.63	12.36
Increase in fully diluted (loss)/earnings per share — ($)	17.63	12.36

	June 30,
	2005	2004
	$’000	$’000

Increase in retained earnings as at July 1, 2003	—	42,525

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following financial statement line items for the year ended June 30, 2005 and 2004 were affected by each of the individual accounting changes above:
     (i) Underground development costs

	Year ended June 30,
	2005	2004
	$’000	$’000

Decrease in production costs as a result of capitalizing underground development costs after the reef horizon has been intersected (exclusive of depreciation and amortization)	96,223	81,241
Increase in depreciation and amortization as a result of amortization of capitalized underground development costs after the reef horizon has been intersected	(34,498)	(35,786)

Decrease in production costs (inclusive of depreciation and amortization)	61,725	45,455
Increase in equity income of joint venture	—	1,585
Increase in deferred income tax expense	(11,882)	(9,025)

Effect on (loss)/income before cumulative effect of change in accounting principle	49,843	38,015

Effect on net (loss)/income	49,843	38,015

Effect on per share amounts:
Increase in basic (loss)/earnings before cumulative effect of change in accounting principle — ($)	13.75	14.95

Increase in basic (loss)/earnings per share — ($)	13.75	14.95

Increase in fully diluted (loss)/earnings before cumulative effect of change in accounting principle — ($)	13.75	14.87

Increase in fully diluted (loss)/earnings per share — ($)	13.75	14.87

	June 30,
	2005	2004
	$’000	$’000

Increase in inventories	708	—

Increase in property, plant and equipment, net	180,944	133,197

Increase in deferred income taxes	30,890	21,275
Increase in retained earnings as at July 1, 2003		45,375

     (ii) Stripping costs incurred during the production phase of a mine

	Year ended June 30,
	2005	2004
	$’000	$’000

Elimination of deferred stripping costs	15,362	(4,119)

Decrease/(increase) in production costs	15,362	(4,119)

Effect on (loss)/income before cumulative effect of change in accounting principle	15,362	(4,119)

Effect on net (loss)/income	15,362	(4,119)

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	Year ended June 30,
	2005	2004
	$’000	$’000

Effect on per share amounts:
Increase/(decrease) in basic (loss)/earnings before cumulative effect of change in accounting principle — ($)	4.24	(1.62)

Increase/(decrease) in basic (loss)/earnings per share — ($)	4.24	(1.62)

Increase/(decrease) in fully diluted (loss)/earnings before cumulative effect of change in accounting principle — ($)	4.24	(1.62)

Increase/(decrease) in fully diluted (loss)/earnings per share — ($)	4.24	(1.62)

	June 30,
	2005	2004
	$’000	$’000

Decrease in other assets	(1,511)	(16,157)

Decrease in retained earnings as at July 1, 2003		(9,621)

     (iii) Share-based payments

	Year ended June 30,
	2005	2004
	$’000	$’000

Increase in share-based compensation costs	(1,287)	(2,311)

Effect on (loss)/income before cumulative effect of change in accounting principle	(1,287)	(2,311)

Effect on net (loss)/income	(1,287)	(2,311)

Effect on per share amounts:
Decrease in basic (loss)/earnings before cumulative effect of change in accounting principle — ($)	(0.36)	(0.91)

Decrease in basic (loss)/earnings per share — ($)	(0.36)	(0.91)

Decrease in fully diluted (loss)/earnings before cumulative effect of change in accounting principle — ($)	(0.36)	(0.91)

Decrease in fully diluted (loss)/earnings per share — ($)	(0.36)	(0.91)

	June 30,
	2005	2004
	$’000	$’000

Increase in retained earnings as at July 1, 2003		6,771

4 ACQUISITION AND DISPOSAL OF BUSINESSES AND INVESTMENTS
(a)  Disposal of Highland Gold Limited (“Highland Gold”)

The Company’s aggregate interest in the outstanding share capital of Highland Gold, a Jersey based company holding various Russian gold interests, amounted to 31.7% at July 1, 2003. This investment was accounted for under the equity method since Harmony exercised significant influence over its financial and operating policies. On October 14, 2003, Harmony disposed of its investment in Highland Gold for $119.7 million, resulting in a profit on sale of associate of $77.6 million. See note 11.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(b) Disposal of High River Gold Mines Limited (“High River”)
On October 17, 2003, the Company disposed of its entire 16% investment in High River, a company listed on the Toronto Stock Exchange holding gold mining assets in Russia, Canada and West Africa, for cash proceeds of $22.5 million. This investment was previously classified as an available-for-sale investment and the sale resulted in a realized profit of $3.1 million. See note 9.
(c) Acquisition of Abelle Limited (“Abelle”)
On March 15, 2004, the Company announced that it had made an off-market cash offer to acquire all the remaining ordinary shares and, listed and unlisted options in Abelle that it did not already own. The Harmony offer, valued at approximately $85.2 million, or A$125 million, consisted of the following: (1) A$2.00 per Abelle share; (2) A$1.70 for each of the listed options in Abelle; and (3) a price equal to the difference between the cash price offered to Abelle shareholders and the exercise price for each of the unlisted options.
The offers were made by Harmony’s wholly-owned subsidiary, Harmony Gold Australia (Proprietary) Limited. All the conditions precedent and regulatory requirements were met and Harmony proceeded with the compulsory acquisition of the outstanding shares. As of June 30, 2004, Abelle was a 100% owned subsidiary of Harmony.
Abelle has been treated as a majority owned subsidiary of Harmony since the close of Harmony’s initial offer to Abelle shareholders in May 2003. The aggregate purchase consideration relating to the Company’s acquisition of the remaining minority interest in 2004, was allocated as follows:

2004
$’000

Total purchase price	85,168
Plus: Fair value of liabilities assumed by Harmony Deferred tax	24,034
Less: Fair value of assets acquired by Harmony Property, plant and equipment	(80,115)
Minority interest	(29,087)

Residual purchase price allocated to goodwill	—

(d)	Acquisition and disposal of African Rainbow Minerals Limited (“ARM”) (formerly Anglovaal Mining Limited) (“Avmin”)
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
The Company equity accounted its investment in Clidet from May 8, 2003 through September 22, 2003. With the acquisition of ARMgold on September 22, 2003, the Company obtained control over the entire shareholding of Clidet, and have treated it as a subsidiary from that date (see note 4(f) below). Accordingly, the Company equity accounted its investment in ARM, directly, from September 22, 2003.
The Company continued to equity account its investment in ARM through May 3, 2004, the date on which the Company acquired ARM’s 42.2% interest in Avgold. Following the acquisition of Avgold, Harmony has classified the investment in ARM as available-for-sale. See note 4(e) below.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The Company disposed of 5.82% of the 19.5% investment held in ARM in the open market for $57.3 million through a range of transactions on February 3, 2005, March 15, 2005 and May 27, 2005, resulting in a loss of $38.2 million. See note 9. On April 15, 2005, the Company transferred the remaining 13.68% of the investment in ARM to the ARM Broad-Based Economic Empowerment Trust (“the ARM Trust”) for an aggregate cash consideration of R829.8 million ($132.1 million), representing a price of R29 per ARM share.
The acquisition of the shares by the ARM Trust was financed through two term loan facilities with Nedbank Limited (“Nedbank”). The second term loan facility of R473.6 million ($75.4 million) previously contained a put option whereby Nedbank could have put the loan to the Company in the event of default by the ARM Trust. The Company was also entitled, at any time up to the facilities discharge date, to call the loan and “step into the shares of Nedbank as the lender”. On June 6, 2006, this put and call option was replaced by a guarantee from the Company to the value of R367 million ($54.0 million), plus interest accrued at the applicable funding rate. On the same date, the Company received an indemnity from ARM to the value of 50% of the Company’s liability under the guarantee. The first term loan facility amounting to R356.2 million ($56.7 million) continues to be secured by the underlying ARM shares in the ARM Trust. Nedbank is entitled to force the trust to sell the shares if the market price of the ARM shares decrease to a certain level.
For accounting purposes, the Company did not account for the transfer of the shares to the ARM Trust as a sale. This is because the previous put and call option on the second term loan facility, as well as the new guarantee and the fact that two of Harmony’s directors are trustees of the ARM Trust, are according to the guidance in SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, indications that Harmony has not surrendered control over the ARM shares. The 13.68% investment therefore continues to be accounted for as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. See note 22. Harmony also considered the appropriate accounting for the fact that, in terms of the stated objective of the ARM Trust, the upside on appreciation of the ARM shares legally belongs to the intended beneficiaries of the ARM Trust.
The Company determined that this written option would qualify as a derivative instrument under the SEC staff’s long standing position for written options as noted in EITF 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”. Harmony has therefore recorded a derivative financial liability on its balance sheet to reflect the fair value of the net increase in the ARM Empowerment Trust. Any changes in the fair value of the derivative financial liability have been accounted for in the consolidated income statements. See Note 27.
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
Because of the decrease in Harmony’s investment in ARM below 20%, as well as the voting pool agreement above, Harmony has ceased equity-accounting for its investment in ARM on May 3, 2004. See note 4(d) above. The investment was classified as available-for-sale marketable equity securities.

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
Harmony acquired an equity interest in Bendigo, a single project Australian gold mining development company whose ordinary shares are listed on the Australian Stock Exchange, on September 13, 2001. Bendigo controls the new Bendigo Gold Project in the historical Bendigo goldfields, which includes all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. During the 2004 fiscal year, the share price of Bendigo decreased to A$0.88 per share, which was below the carrying value of the equity investment in Harmony’s records. The Company considered the decline in value to be other-than-temporary and recorded an impairment charge of $3.4 million during the year ended June 30, 2004. On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, by the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony’s shareholding in Bendigo has been diluted from 31.6% to 12.7%, and the Company discontinued equity accounting its investment in Bendigo on July 7, 2004 and classified the remaining 12.7% investment as available-for-sale marketable equity securities. See note 23. Harmony finally sold the remaining interest in Bendigo for aggregate proceeds of $25.5 million on April 1, 2005, resulting in a realized profit of $4.9 million. See note 9.
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
On June 3, 2005 the Company disposed of 30 million shares in Gold Fields for $297.6 million, resulting in a realised loss of $60.2 million. The remaining investment was disposed through market disposals which commenced on November 10, 2005 and an open market offering on November 15, and 16, 2005 for aggregate proceeds of $361.8 million. This resulted in a realized gain of $45.4 million. See note 9.
(j)	Acquisition of Orpheo by Harmony (Proprietary) Limited (“Orpheo”)
On July 1, 2005 the Company acquired a 50% interest in an incorporated joint venture with Orpheo for R5 million ($1 million). This investment is accounted for under the equity method.
(k)	Acquisition of Western Areas Limited (“Western Areas”)
On March 9, 2006, the Company acquired 44.9 million shares in Western Areas, representing a 29.2% interest in its issued share capital. Western Areas is listed on the JSE Limited and has interests in operating gold mines in South Africa, primarily the South Deep unincorporated joint venture. The Company exercises significant influence over the financial and operating policies of Western Areas and has accounted for this investment under the equity method. See note 23.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(l)	Disposal of Buffalo Creek Mines (Proprietary) Limited (“Buffalo Creek”)
On September 23, 2005, the Company announced that it had reached agreement with GBS Gold International Inc. (“GBS Gold”) on the divestment of its 50% stake in the Burnside Joint Venture. In terms of the agreement, GBS Gold agreed to purchase Harmony’s interest for an aggregate purchase consideration of A$24 million ($17.2 million), payable as follows: (a) a non-refundable deposit of A$0.25 million [on signing of the agreements]; (b) a cash payment of A$4.0 million and the issue of A$5.0 million of shares (1,907,892 GBS Gold shares (1.9% of their issued shares)) on completion of the transaction, including the replacement of a A$1.0 million performance bond; (c) a cash payment of A$5.0 million and the issue of A$4.4 million shares (at an issue price equal to the higher of A$0.25/share and the prevailing 30 day volume weighted average market price) six months after completion; and (d) a cash payment of A$5.35 million payable 18 months after the completion date. The transaction was subject to normal regulatory approvals, all of which were completed on March 31, 2006. The shares acquired in GBS Gold have been classified as available for sale, with the deferred purchase consideration included in non-current receivables. See notes 16 and 22.
(m)	Acquisition of Village Main Reef Gold Mining Company (1934) Limited (“Village”)
On June 21, 2006 Harmony acquired 37.8% of the issued share capital of Village at a total cost of $0.06 million. The equity stake was purchased from ARM at a price of 20 cents per share. Villiage is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines. This investment is accounted for under the equity method. See note 23.
(n)	Pro-forma information relating to Avgold, ARMgold and Abelle
The consolidated income statements reflect the operating results of Avgold, ARMgold and Abelle since their respective effective acquisition dates.
The following unaudited pro-forma data reflects the consolidated results of the Company as if the acquisitions of Avgold, ARMgold and Abelle had taken place on July 1, 2003.

2004
As adjusted
(note 3)
$’000
Unaudited

Revenues	1,479,265
(Loss)/income before cumulative effect of change in accounting principles	(14,866)
Net (loss)/income	(14,866)
Basic (loss)/earnings per share before cumulative effect of change in accounting principles—$	(0.06)
Fully diluted (loss)/earnings per share before cumulative effect of change in accounting principles—$	(0.06)
Basic (loss)/earnings per share—$	(0.06)
Fully diluted (loss)/earnings per share—$	(0.06)
Average shares used in the computation of basic (loss)/earnings	254,240,500
Average shares used in the computation of fully diluted (loss)/earnings	254,240,500
These pro-forma amounts have been prepared for comparative purposes only and they do not purport to be indicative of the results of operations which actually would have resulted had the business combinations been effected on July 1, 2003 or of future results of operations of the consolidated entities.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
5 CONSOLIDATION OF VARIABLE INTEREST ENTITIES
(a) Africa Vanguard Resources (Proprietary) Limited transaction
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
(b) ARM Trust transaction
As discussed in note 4(d), the Company disposed of its remaining 13.68% investment in ARM to the ARM Trust, which financed the acquisition of the shares through two term loan facilities with Nedbank. The Company has determined that the ARM Trust is a variable interest entity within the scope of FIN 46-R, mainly as a result of the lack of sufficient equity investments on the part of the intended beneficiaries to finance the initial acquisition of the shares by the ARM Trust. As a result, the Company considered the rights and obligations conveyed by the guarantee on the first term loan facility and the relationship of this variable interest with the variable interests held by other parties to the ARM Trust and has determined that its variable interest will absorb the majority of the ARM Trust’s expected losses. The impact of consolidation of the ARM Trust however, did not have a significant impact on the Company’s financial statements since the Company did not meet the requirements for recognising the transfer of the ARM shares to the ARM Trust.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
     6 PRODUCTION COSTS EXCLUSIVE OF DEPRECIATION AND AMORTISATION

	2006	2005	2004
		As adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

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

Labor costs, including contractors	673,322	707,798	626,818
Stores and materials	213,744	234,187	237,443
Water and electricity	116,532	128,993	115,443
Hospital costs	12,788	21,968	15,785
Changes in inventory	(18,775)	(4,393)	16,433
Share-based compensation	17,055	15,618	9,446
Other	42,165	32,786	79,320

	1,056,831	1,136,956	1,100,688

     7 IMPAIRMENT OF ASSETS

	2006	2005	2004
	$’000	$’000	$’000

South African operations:
Free State operations	—	42,018	—
Lydenburg Exploration	15,951	—	—
Evander operations	—	15,324	—
Kalgold operations	—	12,441	—
Freegold operations	—	52,557	—
ARMgold operations	—	479	—
Australian operations	—	120,305	3,145

	15,951	243,124	3,145

During the year ended June 30, 2006, the Company recorded an impairment loss of $16.0 million on amounts previously capitalized as undeveloped properties at its Lydenburg operations for which no future financial benefits are expected by management through detail investigation during the mineral rights convertion process.
During the year ended June 30, 2005, the Company recorded an impairment of $122.8 million at a number of its South African operations. The adjustment to the expected amount of gold to be produced as well as revised working costs resulted in revised life of mine plans being designed for the South African operations. Utilizing the revised mine plans, a gold price of $380 per ounce and an exchange rate of $1=R7.53 the life of mine plans did not support the carrying value of some of the South African operations on an undiscounted cash flow basis. Accordingly an asset impairment of $122.8 million was charged against income, utilizing a discount rate of 8.2%, which reduced the carrying value of the South African operations assets to $2,834 million.

Notes to the Consolidated Financial Statements
For the years ended June 30
The Australian operations also recorded an impairment loss of $120.3 million during the year ended June 30, 2005. This impairment relate to a $52.5 million impairment loss on amounts previously capitalized as undeveloped properties for which no future financial benefits were expected by management. An impairment loss of $67.8 million was also recorded on mining assets mainly resulting from a review performed on life of mine plans. The revised life of mine plans included an adjusted Australian dollar gold price and adjustments to estimated production costs. Utilizing the revised mine plans, a gold price of $380 per ounce and an exchange rate of AU$1=$0.69, the life of mine plans did not support the carrying value of some of the Australian operations on an undiscounted cash flow basis. Accordingly, an asset impairment of $120.3 million was charged against income, utilizing a discount rate of 7%, which reduced the carrying value of the Australian operations assets to $417 million.
During the year ended June 30, 2005, the Australian operations recorded an impairment of $3.1 million at its South Kalgoorlie operations, mainly as a result of the depletion of open pit reserves through mining activities, despite continued exploration around the South Kalgoorlie area.
8 EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS

	2006	2005	2004
	$’000	$’000	$’000

Free State	(8,695)	20,909	9,083
Evander	917	4,005	3,841
Kalgold	4	143	—
Randfontein and Elandskraal	751	16,721	8,245
Freegold	(4,867)	28,076	6,756
ARMgold (Welkom and Orkney)	(914)	1,872	3,743
Avgold	369	1,489	—
Musuku (Refinery)	146	—	—

	(12,289)	73,215	31,668

During the years ended June 30, 2006, 2005 and 2004, the Company incurred employee termination and restructuring costs relating to down-scale and other restructuring activities at its South African operations.
In March 2005, the Company had commenced a final restructuring process in its Free State region following the weakening of the gold price in Rand per kilogram terms. A process to down-scale production at some shafts was initiated and, since the plan was communicated to unions and employees by June 30, 2005, the Company recognised a provision of $32.9 million (comprising mainly of employment termination costs) to cover the estimated cost of the restructuring. Actual costs during the year ended June 30, 2006 however, only amounted to $22.0 million and was fully utilized against the provision. This was due to re-negotiations with the various labor unions during the year ended June 30, 2006, which resulted in some of the employees accommodated at other operations. The excess provision was therefore reversed to income.
Similarly, during the year ended June 30, 2005, the Company incurred employment termination costs amounting to $7.0 million relating to ongoing restructurings at its operations. This was in addition to the restructuring process announced on April 2, 2004, in which some of the older shafts, which had come to the end of their economic lives, were jointly evaluated by the Company and organised labour. The process to down-scale production at the shafts was initiated, the detail plan finalized and announced by June 30, 2004, and a provision of $26.4 million recognized (comprising mainly of employment termination costs). Actual costs amounted to $57.2 million and the provision was fully utilized by September 30, 2004.
The following is a reconciliation of the liability for employment termination costs, which has been included in accounts payable and accrued liabilities. See note 25.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2006	2005
	$’000	$’000

Balance at July 1, 2005 and 2004	32,910	26,368
Employment termination costs paid	(22,001)	(57,244)
(Benefit from)/provision for employment termination costs	(12,480)	66,174
Foreign currency translation adjustment	1,571	(2,388)

Balance at June 30, 2006 and 2005	—	32,910

9     PROFIT/(LOSS) ON SALE OF LISTED INVESTMENTS

	2006	2005	2004
	$’000	$’000	$’000

Profit on sale of investment in Atlas Gold Limited	79	—	—
Loss on sale of investment in San Gold Corporation	(121)	—	—
Profit/(loss) on sale of investment in Gold Fields Limited	45,387	(60,168)	—
Profit on sale of investment in Gindalbie Gold NL	—	9	—
Loss on sale of investment in ARM Limited	—	(38,242)	—
Profit on sale of investment in Bendigo NL	—	4,931	—
Profit on sale of investment in Legend Mining Limited	—	—	1,755
Profit on sale of investment in Midas Resources Limited	—	—	12
Profit on sale of investment in High River Gold Mines Limited	—	—	3,143

	45,345	(93,470)	4,910

On January 18, 2006 Harmony disposed of its investment in Atlas Gold Limited for $0.2 million (A$0.2 million). The investment of 500 000 shares was carried at a total cost of A$0.1 million, resulting in a profit of A$0.1 million (see note 22).
On December 29, 2005 Harmony disposed of its investment in San Gold Corporation for $3.1 million. The investment was carried at a total cost of $3.2 million, resulting in a loss of $0.1 million (see note 22).
On June 3, 2005, the Company disposed of 30 million shares in Gold Fields for $297.6 million, resulting in a loss of $60.2 million. The Company disposed of its remaining investment held in Gold Fields Limited (Gold Fields) for $361.8 million, through market disposals which commenced on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of $316.4 million, resulting in a profit of $45.4 million.
On March 15, 2005 Harmony disposed of its investment in Gindalbie, carried at total cost of A$0.1 million less a provision for diminution of A$0.05 million which it received as partial consideration for the sale of tenements on 30 December 2003, for $0.05 million, resulting in a profit of $0.01 million.
The Company disposed of 5.82% of the 19.5% investment held in ARM for $57.3 million through a range of transactions on February 3, 2005, March 15, 2005 and May 27, 2005, resulting in a loss of $38.2 million (Also see note 10).
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
10   IMPAIRMENT OF LISTED INVESTMENT

	2006	2005	2004
	$’000	$’000	$’000

Impairment of shares in listed companies	—	(63,234)	—

Prior to the disposal of the ARM shares to the ARM Trust, the market value of ARM shares decreased significantly below the cost at which it was originally acquired. The Company determined that this decrease was “other-than-temporary” and recorded the unrealized loss as an impairment of listed investment in consolidated statements of operations.
11  PROFIT ON SALE AND LOSS ON DILUTION OF INVESTMENT IN ASSOCIATES — NET

	2006	2005	2004
	$’000	$’000	$’000

Profit on sale of investment in Highland Gold Limited	—	—	77,596
Loss on dilution of investment in ARM	—	—	(12,499)

	—	—	65,097

On October 14, 2003 the Company disposed of its investment in Highland Gold for $119.7 million. The carrying value of the investment on that date, which was accounted for under the equity method, amounted to approximately $42.1 million, resulting in a profit of $77.6 million.
The Company and ARMgold purchased the investment in ARM through a joint venture, Clidet, for $230 million (See note 4(d)). Since acquisition Harmony equity accounted for the earnings of ARM. The carrying value of the investment was $260.9 million at April 30, 2004, before the dilution. Following a range of transactions between Harmony, ARM and ARMI, Harmony’s interest in ARM was diluted from 34.5% to 19.0% (See note 4(e)). As a result, Harmony recorded a net loss on dilution of $12.5 million.
12  PROFIT/(LOSS) ON SALE OF SUBSIDIARIES

	2006	2005	2004
	$’000	$’000	$’000

Profit on sale of investment in Buffalo Creek	3,035	—	—
Profit on sale of investment in Ubuntu	—	1,125	—
Loss on sale of investment in Future	—	(1,367)	—
Profit on sale of investment in NACS	—	128	—
Profit on sale of investment in Bissett	—	—	115

	3,035	(114)	115

On September 23, 2005, the Company announced that it had reached agreement with GBS Gold on the divestment of its 50% stake in the Burnside Joint Venture. In terms of the agreement, Northern Gold agreed to purchase Harmony’s interest for an aggregate purchase consideration of A$24 million ($17.2 million). See note 4(l). The net asset value of Buffalo Creek was $14.2 million (A$20.1 million), resulting in a profit of $3.0 million (A$3.9 million) for the Company.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On November 30, 2004 the Company disposed of the entire share capital of Ubuntu Small Scale Mining (Proprietary) Limited (Ubuntu) for $0.1 million. The net asset value of Ubuntu was a negative $1.0 million, resulting in a profit of $1.4 million for the Group. The subsidiary was acquired from ARMI as part of the acquisition of ARMgold on 23 September 2003.
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
13  OTHER (EXPENSES)/INCOME—NET

	2006	2005	2004
	$’000	$’000	$’000

Profit on sale of property, plant and equipment	10,148	12,542	22,303
Foreign exchange (losses)/gains	(3,959)	452	(4,279)
Non-mining bad debts	854	(6,079)	—
Other expenditure — net	(10,845)	(10,576)	(3,869)

	(3,802)	(3,661)	14,155

14  TAXATION
The Company’s income tax benefit comprise of:

	2006	2005	2004
		As adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

Current income and mining taxes	(642)	(12,255)	(5,820)
Deferred income and mining taxes	2,986	101,066	38,679

Total income and mining taxation benefit	2,344	88,811	32,859

The Company’s pre-tax loss before minority interests and cumulative effect of changes in accounting principles comprise of:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2006	2005	2004
		As adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

South Africa	(69,024)	(538,791)	2,453
Foreign	(91,104)	(102,569)	(36,409)

Total	(160,128)	(641,360)	(33,956)

Mining tax on South African mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of Australian operations are taxed at a standard tax rate of 30% (2005: 30% and 2004: 30%). Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company’s income tax provision to differ from the maximum mining statutory tax rate of 45% (2005: 45% and 2004: 46%) were:

	2006	2005	2004
		As adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

Income and mining tax benefit on loss before tax, minority interests and cumulative effect of changes in accounting principles at the maximum statutory mining tax rate	71,770	287,641	12,074
Valuation allowance raised against deferred tax assets	4,004	—	—
Non-taxable income / additional deductions	(39,006)	(25,273)	30,677
Difference between estimated effective mining tax rate and maximum mining statutory rate on timing differences	6,048	18,602	(2,467)
Difference between South African mining formula tax rate and maximum mining statutory rate on mining income	1,534	(108,338)	9,861
Difference between South African formula tax rate and maximum mining statutory rate on non-mining income	(11,950)	(12,552)	262
Change in estimated effective mining tax rate on deferred tax	(30,056)	(71,269)	(17,547)

Income and mining tax benefit	2,344	88,811	32,859

Effective income and mining tax rate	2%	14%	75%

The components of the Company’s consolidated deferred tax assets/(liabilities) are as follows:

	2006	2005
		As adjusted
		(note 3)
	$’000	$’000

Deferred income and mining tax assets:
Derivative financial liability	10,101	11,346
Unredeemed capital expenditure	95,088	90,482
Provisions, including rehabilitation accruals	25,754	19,515
Tax losses	65,262	52,707
Other	—	173

	196,205	174,223
Valuation allowance for deferred tax assets	(4,004)	—

Total deferred income and mining tax assets	192,200	174,223

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2006	2005
		As adjusted
		(note 3)
	$’000	$’000

Deferred income and mining tax liabilities:
Mining assets	(560,559)	(574,429)
Product inventory not taxed	(8,939)	(2,463)
Other	(1,593)	—

Total deferred income and mining tax liabilities	(571,091)	(576,892)

Net deferred income and mining tax liabilities	(378,891)	(402,670)

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax assets	142,109	138,519
Non-current deferred income and mining tax liabilities	(521,000)	(541,189)

Net deferred income and mining tax liabilities	(378,891)	(402,670)

As at June 30, 2006 the Company has unredeemed capital expenditure of $1,088.2 million (2005: $987.0 million) and tax losses carried forward of $280.3 million (2005: $266.2 million) available for deduction against future South African mining income. These future deductions are utilizable against mining income generated only from the Company’s current mining operations in South Africa and do not expire unless the Company ceases to trade for a period longer than one year.
In terms of Australian taxation legislation, tax losses incurred by Harmony Gold Australia (Proprietary) Limited are carried forward indefinitely. Harmony Gold Australia (Proprietary) Limited has tax losses of $69.5 million (2005: $7.9 million) available for utilization against future profits. During the year ended June 30, 2006, the Company recognized a valuation allowance against approximately $4.0 million of these losses.
15 (LOSS)/EARNINGS PER SHARE

	For the year ended June 30, 2006
	Loss	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)

Basic loss per share
Shares outstanding July 1, 2005	—	394,023,694	—
Weighted average number of ordinary shares issued during the year	—	385,818	—

Loss available to common shareholders	(155,725)	394,409,512	(0.39)
Effect of dilutive securities
Share options issued to employees	—	—	—

Diluted loss per share	(155,725)	394,409,512	(0.39)

The inclusion of share options issued to employees as of June 30, 2006, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	For the year ended June 30, 2005
	Loss	Shares	Per-share
	(Numerator)	(Denominator)	amount
	As adjusted		As adjusted
	(note 3)		(note 3)
	$’000		($)

Basic loss per share
Shares outstanding July 1, 2004	—	321,424,077	—
Weighted average number of ordinary shares issued during the year	—	41,074,935	—

Loss available to common shareholders	(552,549)	362,499,012	(1.52)
Effect of dilutive securities
Share options issued to employees	—	—	—

Diluted loss per share	(552,549)	362,499,012	(1.52)

The inclusion of share options issued to employees as of June 30, 2005, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.

	For the year ended June 30, 2004
	Earnings	Shares	Per-share
	(Numerator)	(Denominator)	amount
	As adjusted		As adjusted
	(note 3)		(note 3)
	$’000		($)

Basic earnings per share
Shares outstanding July 1, 2003	—	185,536,615	—
Weighted average number of ordinary shares issued during the year	—	68,703,885	—

Income available to common shareholders	184	254,240,500	0.00
Effect of dilutive securities
Share options issued to employees	—	1,330,334	—

Diluted earnings per share	184	255,570,834	0.00

16 RECEIVABLES

	2006	2005
	$’000	$’000

Current
Trade receivables (gold)	40,738	43,133
Other mining related receivables — net of allowance for doubtful accounts of $1.8 million and $1.1 million in 2006 and 2005, respectively	12,422	9,779
Value Added Tax	15,098	15,009
Insurance claims and prepayments	8,339	5,013
Employee receivables	5,621	5,240
Deferred consideration for sale of Buffalo Creek	6,531	—
Interest and other	11,426	16,556

	100,175	94,730

Non-current
Deferred consideration for sale of Buffalo Creek	4,047	—

Total receivables	104,222	94,730

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
17 INVENTORIES

	2006	2005
		As adjusted
		(note 3)
	$’000	$’000

Gold in-process	63,465	50,645
Consumable stores	28,533	36,184

	91,998	86,829

Gold in-process is valued at fair value less cost to sell, except for the Elandskraal operation’s (2005: Free State, Randfontein, Elandskraal and Freegold operations’) gold in-process, that are valued at net realisable value. Gold in-process includes immaterial amounts of stockpile inventories.
18 PROPERTY, PLANT AND EQUIPMENT

	2006	2005
		As adjusted
		(note 3)
	$’000	$’000

Mining properties, mine development costs and mine plant facilities — cost	4,832,328	4,916,547
Other non-mining assets — cost	57,518	53,321
Accumulated depreciation and amortization	(1,583,291)	(1,517,905)

	3,306,555	3,451,963

Other non-mining assets consist of freehold land, computer equipment and motor vehicles.
Depreciation of property, plant and equipment amounted to $157.2 million in 2006, $169.3 million in 2005 and $139.7 million in 2004.
19 OTHER ASSETS

	2006	2005
		As adjusted
		(note 3)
	$’000	$’000

Mineral subscriptions, participation rights and slimes dams	—	7,084
Bond issue costs, net of amortization	3,605	5,733

	3,605	12,817

During the year ended June 30, 2006, the Company recorded an impairment loss on amounts previously capitalized as undeveloped properties at its Lydenburg operations for which no future financial benefits are expected by management through detail investigation during the mineral rights convertion process.
20 GOODWILL
The Company allocated the goodwill arising from the ARMgold acquisition (see note 4(f)) primarily to the Tshepong and Phakisa reporting units. The allocation was based on the valuations of those shafts and based on the mine-specific synergies arising from the acquisition that are expected to be realized in future. There have been no impairments or other adjustments to the goodwill since acquisition. The movement in the goodwill balance compared to the prior year relates to currency fluctuations. The goodwill is reflected in the “Freegold” reportable segment. See note 38.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
21 RESTRICTED CASH

	2006	2005
	$’000	$’000

Bissett proceeds held in trust	182	143
Australian dissentient shareholders funds	1,064	1,334
Security deposits	34,353	6,321

	35,599	7,798

An amount of C$0.2 million (2005: C$0.2 million) of the proceeds on sale of Bissett is held in trust with Stike and Elliot attorneys in Canada. The amount will be held in trust until clearance is provided by the Canadian tax authority that all outstanding tax obligations by Harmony have been met.
An amount of A$1.4 million (2005: A$2.0 million) is held to acquire the remaining shares in Australian subsidiaries, as part of the compulsory takeover of the New Hampton, Hill 50 and Abelle shares.
An amount of A$46 million (2005: A$8 million) is held in respects of security deposits on mining tenements.
22 LISTED AND OTHER INVESTMENTS

	2006	2005
	$’000	$’000

Listed investments
Investments in listed shares (a)	196,346	453,712

Other investments
Unlisted investments and loans (b)	11,383	13,109
Amounts contributed to environmental trust funds (c)	179,667	175,695

	191,050	188,804

Total non-current investments	387,396	642,516

(a)	On January 25, 2005 the Company received 5 million ordinary shares in Peninsula Minerals Limited, issued at A$0.02 per share, as partial consideration for the sale of tenements. The market value of the investment was $0.07 million (A$0.02 per share) on June 30, 2006 (2005: $0.04 million (A$0.01 per share)).

During January 2006 the Company disposed of the 500 000 ordinary held in Atlas Gold Limited (“Atlas”) for $0.2 million (A$0.2 million). See note 9. The Company received the shares in Atlas, issued at A$0.20 per share, on January 13, 2005, as partial consideration for the sale of tenements. The market value of the investment was $0.07 million (A$0.20 per share) on 30 June 2005.

On November 30, 2004 the Company acquired 56,606,482 ordinary shares in Gold Fields, representing 11.5% of their issued share capital, at a total cost of $767.2 million by the issue of 1.275 Harmony shares for every Gold Fields’ share. Gold Fields is a mineral resources company, primarily gold, which is listed on the JSE and has a secondary listing on the New York Stock Exchange. The investment was classified as an available-for-sale investment since acquisition. On June 3, 2005 the Company disposed of 30 million shares in Gold Fields, representing 6.5% of their issued share capital, for $297.6 million. These shares were acquired at a total cost of $415.2 million, resulting in a loss of $60.2 million. The Company disposed of its remaining investment held in Gold Fields Limited (Gold Fields) for $361.8 million, through market disposals which commenced on November 10, 2005 and an open market offering on November 15 and 16, 2005. This resulted in a realized gain of $45.4 million. See note 9.

The market value of the remaining investment was $304.0 million (R76.20 per share) on June 30, 2005, resulting in a decrease of $17.5 million since acquisition, which was reflected as a component of shareholders’ equity. Dividends to the value of $1.7 million were received from this investment during the year ended June 30, 2006 (2005: $2.7 million).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Harmony’s 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19.5% on May 3, 2004, by the issue of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment. Through the same range of transactions, Harmony disposed of its interest in the Kalplats platinum project to ARM for the issue of 2,000,000 new ordinary shares in ARM. The market value of the investment was $233.2 million (R34.00 per share) on June 30, 2004, which resulted in a decrease of $51.1 million in the carrying value of the investment. This decrease is viewed as a temporary decrease in market value and thus recorded as a component of other comprehensive income. The majority of the mark-to-market loss in 2004 relates to the investment in ARM.
During the 2005 fiscal year Harmony entered into a number of transactions to dispose of the 19.5% investment held in ARM. These transactions included transactions in the open market to dispose of a 5.82% share in ARM on which a loss of some $38.2 million was recorded (See note 9). In addition Harmony disposed of the remaining portion of the investment in ARM to the ARM Trust. As part of the various agreements put in place to arrange the sale of the shares to the ARM Trust, Harmony has accepted terms which resulted in the majority of the risks not being transferred to the ARM Trust. Harmony has therefore not derecognized the shares (See note 4(d) and 10). The market value of the remaining investment was $191.7 million (R47.99 per share) on June 30, 2006 (2005: $145.9 million (R33.99 per share)).
On March 17, 2004 the Company received 5,000,000 ordinary shares in San Gold, issued at C$0.40 per share, and 5,714,285 ordinary shares in Gold City, issued at C$0.35 per share, as partial consideration for the sale of the Company’s wholly owned subsidiary, Bissett. San Gold and Gold City are mineral resources companies, which have secondary listings on the Toronto Stock Exchange. The market value of the investment in San Gold was $1.6 million (C$0.40 per share) on June 30, 2005, resulting in an increase of $0.2 million since acquisition, which was reflected in other comprehensive income. The market value of the investment in Gold City was $0.9 million (C$0.20 per share) on June 30, 2005, resulting in a decrease of $0.6 million since acquisition, which was reflected in other comprehensive income. The decrease in the market values of both companies was considered to be temporary.
Effective June 30, 2005, San Gold and Gold City were amalgamated to form a new company named San Gold Corporation. Accordingly the Company received 1 San Gold Operation share for 1 San Gold share and 0.5176 San Gold Corporation shares for each Gold City share held, bringing the total shares held in San Gold Corporation to 7 957 498 shares. On December 29, 2005, the Company disposed of its investment in San Gold Corporation for $3.1 million. The investment was carried at a total cost of $3.2 million, resulting in a loss of $0.1 million (Seenote 9).
On March 31, 2006 Vadessa (Pty) Ltd, a subsidiary of Harmony Gold (Australia) (Proprietary) Limited, received 1,907,892 shares in GBS Gold, issued at C$1.75, as partial consideration for the sale of the Company’s wholly owned subsidiary, Buffalo Creek. See note 4(l). GBS Gold is a mineral resources company, which are listed on the Toronto Stock Exchange. The market value of the investment was $3.0 million (C$1.75 per share) on June 30, 2006, resulting in a decrease of $0.7 million since acquisition, which was reflected in other comprehensive income.
On April 3, 2006, Big Bell Gold Operations (Pty) Ltd, a subsidiary of Harmony Gold (Australia) (Proprietary) Limited, received 5,000,000 shares, valued at A$0.20 per share, in Alloy Resources Limited (“Alloy Resources”), as partial consideration for the sale of Comet tenements. The market value of the investment was $0.7 million (A$0.185 per share) on June 30, 2006, resulting in a decrease of $0.1 million since acquisition, which was reflected in other comprehensive income.
The following table summarizes the unrealized gains/(losses) in the market value of the listed investments included in equity since their acquisition on June 30, 2006 and 2005:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2006	2005
	$’000	$’000

ARM	85,767	23,111
San Gold	—	153
Gold City	—	(649)
Gold Fields	—	(20,748)
GBS Gold	(735)	—
Alloy Resources	(57)	—

	84,975	1,867

(b)	Unlisted investments comprise of various industry related investments and loans, which have been recorded at cost. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. No dividends were received from these investments in the 2006, 2005 and 2004 fiscal years.

(c)	The environmental trust funds are irrevocable trusts under the Company’s control. The cash in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value.
23 INVESTMENT IN ASSOCIATES
Investments in associates comprise of the following:

				Carrying amounts
Investment	Description of business	Ownership %		2006	2005
		2006	2005	$’000	$’000

Western Areas Limited	Gold mining	29.2%	—	266,267	—
Village Main Reef Gold Mining Company(1934) Limited	Dormant	37.8%	—	64	—

				266,331	—

On March 9, 2006 the Company acquired a 29.2% interest in the issued share capital of Western Areas through its subsidiary ARMgold/Harmony Joint Investment Company (Pty) Ltd. The Company purchased 44,985,939 shares in Western Areas at R44.23 per share, resulting in total cost of $321 million. Western Areas is listed on the JSE Limited and has interests in operating gold mines in South Africa. On June 30, 2006 the fair value of the investment decreased to $250 million (R39.83 per share), which is considered to be temporary. Western Areas has a December 31 year-end and the latest available audited financials are for the year ended December 31, 2005. See note 4(k).
The unaudited results of Western Areas for the period since acquisition of the investment on March 9, 2006, to June 30, 2006, are as follows:

	100%	29.2%
	$’000	$’000

Revenue	7,933	2,316
Production costs	(25,949)	(7,577)

	(18,016)	(5,261)

Net loss	(56,317)	(16,444)

At June 30, 2006, the unaudited balance sheet of Western Areas was as follows:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	100%	29.2%
	$’000	$’000

Non-current assets	843,364	246,262
Current assets	34,947	10,205

Total assets	878,311	256,467

Equity	123,838	36,161
Non-current liabilities	647,927	189,195
Current liabilities	106,546	31,111

Total equity and liabilities	878,311	256,467

The difference between the cost of the Company’s investment and the underlying net assets has been allocated to undeveloped properties ($187.7 million) and goodwill ($66.9 million).

On June 21, 2006 Harmony acquired 37.8% of the issued share capital of Village at a total cost of $0.06 million. The equity stake was purchased from ARM at a price of 20 cents per share. Village is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines. The acquisition forms part of Harmony’s strategic positioning. See note 4(m).

The following table summarizes the change in value of the Group’s investments in associates:

	2006	2005
	$’000	$’000

Opening carrying amount	—	19,908
Shares at cost	321,541	—
Net share of results of associates	(16,444)	—
Associate becoming a listed investment on dilution	—	(20,303)
Foreign currency translation differences	(38,766)	395

Closing carrying amount	266,331	—

The investment in Bendigo was made during fiscal 2002. The Company did not receive any dividends from Bendigo during the 2005 and 2004 fiscal years. On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, through the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony’s shareholding in Bendigo has been diluted from 31.6% to 12.7%. From this date, Bendigo was classified as an available-for-sale investment. See note 4(h).

24	INVESTMENT IN JOINT VENTURES

(a)	Interest in Orpheo by Harmony (Pty) Ltd

The Company acquired 50% of the Orpheo by Harmony company on July 2, 2005. Orpheo by Harmony operates as a gold jewelry manufacturer and retailer, with operations in Johannesburg and Cape Town. The 50% stake in Orpheo was capitalized by means of a R5 million (US$ 1 million) cash capital contributions from Harmony. (See note 4(j) for more details regarding the joint venture formation and the acquisition of the Orpheo assets).

(b)	Interest in Healthshare Solutions (Pty) Ltd

The Company acquired the 45% of Healthshare on July 1, 2004, for a total cash consideration of R45 ($7). Healthshare was capitalized by means of capital contributions and loans from the joint venture partners. The Company, together with the joint venture partner, Network Healthcare Holdings Limited, control the entire shareholding of Healthshare, and have treated it as a subsidiary since the acquisition date.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
25	ACCOUNTS PAYABLE AND OTHER LIABILITIES

	2006	2005
	$’000	$’000

Trade payables	72,947	49,664
Short term borrowings	1,107	2,726
Employment termination costs	—	32,910
Other liabilities	4,337	33,924

	78,391	119,223

26	LONG TERM LOANS

	2006	2005
	$’000	$’000

Uncollateralized
Senior uncollaterized fixed rate bonds (a)	—	179,991
Fair value adjustment of cash flow hedge	—	(3,577)
Less : amortized discount	—	(245)

	—	176,169
Less : short term portion	—	(176,169)

	—	—

Convertible uncollaterized fixed rate bonds (b)	237,264	254,987

Africa Vanguard Resources (Proprietary) Limited (c)	4,467	4,800

Total uncollateralized long term loans	241,731	259,787

Collateralized
Nedbank Limited (d)	21,544	20,970

Gold Fields Limited (e)	705	822
Less : short term portion	(705)	(308)

	—	514

BOE Bank Limited (f)	—	23,864
Less : short term portion	—	(23,864)

	—	—

Nedbank Limited (g)	56,065	54,542

Nedbank Limited (h)	75,173	73,494

Auriel Alloys (i)	167	248
Less : short term portion	(72)	(69)

	95	179

Rand Merchant Bank Limited (j)	139,567	—
Less: short term portion	(139,567)	—

	—	—

Total collateralized long term loans	152,877	149,699

Total long term loans	394,608	409,486

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(a)	On June 16, 2001, Harmony launched and priced an issue of South African Rand denominated senior uncollateralized fixed rate bonds in an aggregate principal amount of R1, 200 million ($115.5 million), with semi-annual interest payable at a rate of 13% per annum. The bonds were listed on the Bond Exchange of South Africa and issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds were outstanding, Harmony was not permitted encumber its present or future assets or revenues to secure indebtedness for borrowed money, without collateralizing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. Issuance costs of $1.9 million were incurred and capitalized and are being amortized over the life of the bonds. Included in the amortization charge in the income statement is $0.8 million (2005: $0.6 million) (2004: $0.7 million) for amortization of the bond issue costs. On July 6, 2005 a total of $45.0 million of the bond’s notional value was repurchased at a cost of some $47.1 million. This represented 23.5% of the total issue due for redemption. The remaining balance of the bond was settled on June 14, 2006 (original redemption date) at a total cost of $134.5 million.

(b)	On May 21, 2004, Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of R1,700 million ($252 million). Interest at a rate of 4.875% per annum is payable semi-annually in arrears on May 21 and November 21 of each year, commencing November 21, 2004. The bonds mature 5 years from the issue date at their nominal value of R1 700 million unless converted into the Company’s ordinary shares. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value Rand 0.50 per share. The number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date. The bonds are listed on the London Stock Exchange for Bonds. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Included in the amortisation charge as per the income statement is $1.4 million (2005: $1.4 million) (2004: $0.1 million) for amortization of the bond issue costs.

(c)	During the 2005 fiscal year Africa Vanguard borrowed an additional R18 million ($2.8 million) (2004: R14 million ($2.0 million)) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free, with no fixed terms of repayment. See note 5.

(d)	On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. See note 5. Interest at a fixed rate equal to JIBAR plus the applicable margin plus stamp duties and holding costs shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be accrued and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalized during the year ended June 30, 2006 amounted to $2.3 million (2005: $1.9 million and 2004: $1.7 million).

(e)	On July 1, 2002 Freegold entered into an agreement with St Helena Gold Mines Limited, a fully owned subsiadiary of Gold Fields Limited, to purchase its St Helena assets for R129 million ($12.8 million). R120 million ($11.9 million) was payable on October 29, 2002, being the effective date after the fulfilment of all the conditions precedent. The balance of R9 million ($0.9 million) is payable by way of a 1 % royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the 10th of the month following the effective date.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

(f)	On April 5, 2002, ARMgold entered into a term loan facility of R500 million ($45.3 million) with BOE Bank Limited for the purpose of partially funding ARMgold’s acquisition of shares in Freegold and loans made by ARMgold to Freegold in connection with the acquisition of mining assets from AngloGold Limited. The facility was collateralized by a pledge of the following:

(i) ARMgold’s shares in Freegold;

(ii) The proceeds to ARMgold from the exercise of call options of Harmony as set out in the Freegold Joint Venture Agreement;

(iii)The proceeds to ARMgold of put options purchased by ARMgold to create downside protection on the gold price,

(iv) All amounts owing to ARMgold by Freegold; and

(v) Monies held to the account of the Distribution Account, being the account to which all distributions by Freegold to ARMgold in the form of the distribution on shares or repayments of interest or capital in respect of unsecured shareholder loans, must be credited.

The loan was repayable over a 4 year period in bi-annual installments of R90 million ($14.4 million), the first was on December 31, 2002 and the final installment was settled on June 30, 2006. The loan bore interest, compounded monthly, at a fixed interest rate of 15,49%.

(g)	On April 15, 2005 the ARM Trust entered into a term loan facility of R356 million ($56.7 million) with Nedbank Limited for the purpose of funding the ARM Trust’s partial acquisition of the shares, the Company held in ARM (See note 4(d)). The loan bears interest, compounded monthly, at a fixed rate of 10.02%. Interest accrued during the year ended June 30, 2006 amounted to $6.0 million (2005: $1.3 million). The loan is repayable on the 5th anniversary of the advance date.

(h)	On April 15, 2005 the ARM Trust entered into a second term loan facility of R474 million ($75.4 million) with Nedbank Limited for the purpose of funding the balance of the ARM Trust’s acquisition of the shares, the Company held in ARM (See note 4(d)). The loan bears interest, compounded monthly, at a fixed rate of 9.52%. Interest accrued during the year ended June 30, 2006 amounted to $7.6 million. Interest and additional charges accrued during the year ended June 30, 2005 amounted to $1.4 million and $1.1 million, respectively. The loan is repayable on the 5th anniversary of the advance date.

(i)	During December 2003 Musuku Beneficiation Systems (Proprietary) Limited, a wholly owned subsidiary of the Company, entered into a long term loan facility of R2 million ($0.3 million) with Auriel Alloys for the purpose of financing the acquisition of Dental Alloy equipment. The loan bears interest at 11% and is payable by way of 60 instalments of R50,000 each.

(j)	On March 9, 2006, Harmony entered into a term loan facility of R1,000 million ($159.7 million) with Rand Merchant Bank, for the purpose of partially funding the acquisition of the 29.2% stake in Western Areas. Interest is charged at a fixed rate equal to a 3 month JIBAR plus 1.5%. The loan amount is repayable on March 13, 2007 and interest accrued is repayable every quarter commencing on June 13, 2006. The loan facility is collateralized by the Western Areas shares.
The maturity of current and non-current borrowings is as follows:

	2006	2005
	$’000	$’000

Current	140,344	200,451
Between 1 to 2 years	95	693
Between 2 to 5 years	390,046	403,993
Over 5 years	14,467	4,800

Total borrowings	534,952	609,937

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
27	DERIVATIVE FINANCIAL LIABILITY

	2006	2005
	$’000	$’000

Mark-to-market of financial instruments at year end	88,680	57,863
ARM Empowerment Trust	61,358	18,857

	150,038	76,720

During the year ended June 30, 2006 Harmony closed out 30,000oz call options sold and 108,000oz forward sales agreements of the New Hampton Gold and Hill 50 hedge books at a cost of R213 million (US$34 million). During the previous year, Harmony closed out the remaining gold lease rate swaps which were inherited through the acquisition of New Hampton Gold and Hill 50. These close outs are in accordance with Harmony’s strategy of being unhedged.

All forward-pricing commitments and forward exchange contracts do not meet the criteria to qualify for hedge accounting and the mark-to-market movements are reflected in the income statement.

The liability of $61.4 million (2005: $18.9 million) represents the fair value of the net increase in the ARM Empowerment Trust. See note 4(d). Changes in the fair value of this derivative financial liability have been accounted for in the consolidated income statements.

Refer to note 34 for more detail on the outstanding financial instruments.

28	PROVISION FOR ENVIRONMENTAL REHABILITATION

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

	2006	2005
	$’000	$’000

Balance as at July 1, 2005 and 2004	120,450	125,917
Revisions in estimates	(10,184)	(3,891)
Accretion expenses	6,917	4,053
Foreign currency translation adjustment	(7,019)	(5,629)

Balance as at June 30, 2006 and 2005	110,164	120,450

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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
29	PROVISION FOR SOCIAL PLAN

	2006	2005
	$’000	$’000

Opening balance	2,109	1,958
Charge to income statement	334	299
Foreign currency translation adjustment	(184)	(148)

Closing balance	2,259	2,109

The company has undertaken to donate R50 million ($8.0 million) over a period of 10 years to The Harmony Gold Mining Company Social Plan Trust in terms of an agreement signed on November 3, 2003. R18.5 million ($2.7 million) was donated during the 2004 year and the balance will be donated in instalments of R3.5 million ($0.6 million) annually over 9 years. The purpose of the trust is to fund the social plan to reduce the negative effects of retructuring on the company’s workforce, to put measures in place to ensure that the technical and life skills of the company’s workforce are developed and to develop the company’s workforce in such a manner to avoid or minimize job losses and a decline in employment through turnaround or redeployment strategies.

30	PROVISION FOR POST-RETIREMENT BENEFITS

Most of the supervisory and managerial workers in South Africa participate in the Minemed defined contribution medical scheme, as well as other medical schemes. The Company contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (the “Minemed scheme”). The Company’s contributions to these schemes on behalf of retired and current employees amounted to $13.9 million, $10.0 million and $6.6 million for 2006, 2005 and 2004 respectively.

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

The company operates a post retirement medical aid benefit scheme. The amounts were based on an actuarial valuation conducted during the year ended June 30, 2006, on the Minemed medical scheme, following the last actuarial valuation on June 30, 2005. The liability was valued using the projected unit credit method. The next actuarial valuation will be performed on June 30, 2007.

The movements in the present value of the unfunded obligations of the accrued post-retirement health care costs recognised in the balance sheet are as follows:

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

2006	2005	2004
$’000	$’000	$’000

Opening balance at the beginning of the year	13,276	1,584	1,017
Acquired through purchase of subsidiary	—	—	157
Additional provision for the current employees	—	6,470	—
Contributions paid	(333)	(971)	—
Other expenses included in staff costs:
Current service cost	528	971	—
Interest cost	1,237	3,235	—
Net actuarial gains recognised during the year	1,507	3,074	—
Foreign currency translation adjustments	(1,251)	(1,087)	413

Balance at the end of the year	14,964	13,276	1,584

The principal actuarial assumptions used for accounting purposes were:
Discount rate	9%	9%	4% - 12%
Healthcare inflation rate	6.34%	6.34%	0	% - 7%
Normal retirement age	60	60	60
The obligation has been valued using the projected unit credit funding method on past service liabilities.
A one percentage point increase in the assumed health-care cost inflation rate would increase the accumulated benefit obligation as at June 30, 2006 by $2.8 million and the net period post-retirement benefit cost for 2006 by $3.1 million. A one percentage point decrease in assumed health-care cost inflation rate would decrease the accumulated benefit obligation as at June 30, 2006 by $2.2 million and the net period post-retirement benefit cost for 2006 by $2.5 million. The valuation of the liability was performed as at June 30, 2006.
The expected employer benefit payments for the next five years and cumulatively thereafter at June 30 is presented below:

Period Ending June 30:	$'000

2007	348
2008	361
2009	375
2010	391
2011	406
Thereafter	2,308
The post-retirement medical benefit plan is unfunded. The Company’s best estimate of expected contributions for the next year equals the expected benefit payment of $0.3 million.
31	COMMITMENTS AND CONTINGENCIES

	2006	2005
	$’000	$’000

Capital expenditure commitments
Contracts for capital expenditure	21,398	4,226
Authorized by the directors but not contracted for	373,794	274,318

	395,192	278,544

     This expenditure will be financed from existing cash resources and where appropriate borrowings.

Contingent liabilities
Guarantees and suretyships	2,481	2,666
Environmental guarantees	18,054	20,107

	20,535	22,773

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

32	DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Derivative liabilities

The fair value of a derivative liability is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The fair values of financial instruments were as follows:

	2006
	Carrying value	Fair Value
	$’000	$’000

Cash and cash equivalents	89,189	89,189
Receivables	104,222	104,222
Investments in listed securities	196,346	196,346
Investments in unlisted securities	11,383	11,382
Accounts payable and accrued liabilities	78,391	78,391
Long and short-term debt	534,952	526,420
Derivative liabilities	150,038	150,038

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2005
	Carrying value	Fair Value
	$’000	$’000

Cash and cash equivalents	266,746	266,746
Receivables	94,730	94,730
Investments in listed securities	453,712	453,712
Investments in unlisted securities	13,109	13,109
Accounts payable and accrued liabilities	119,224	119,224
Long and short-term debt	609,937	649,693
Derivative liabilities	76,720	76,720
Interest rate swaps	3,577	3,577
33	EMPLOYEE BENEFIT PLANS

(a)	PENSION AND PROVIDENT FUNDS: The Company contributes to several defined contribution pension and provident funds governed by the Pension Funds Act, 1946 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Company’s liability is limited to its annually determined contributions.

The provident funds are funded on the ‘‘money accumulative basis’’ with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The Superannuation Guarantee Contributions were set at a minimum of 9% of gross salary and wages for the year ended June 30, 2006 (2005: 9% and 2004: 9%).

Substantially all the Company’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Company for the year ended June 30, 2006, amounted to $49.8 million (2005 : $56.0 million and 2004 : $43.4 million).

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

Details of the activity in the HSOS 1994 Scheme, the HSOS 2001 Scheme and the HSOS 2003 Scheme were as follows (For convenience of the reader, the Rand amounts have been converted to US$ at the balance sheet date for the respective fiscal years):

			Average	Average
		Number of	exercise price	exercise price
	Available for	share options	per share	per share
	grant	granted	SA Rand	US Dollar

Balance as at June 30, 2003	4,291,400	7,763,154	—	—
Share options exercised during the year	—	(874,808)	41.82	6.07
Share options forfeited during the year	786,388	(786,388)	—	—

Balance as at June 30, 2004	5,077,788	6,101,958	—	—
Share options reserved during the year	23,204,960	—	—	—
Share options granted during the year	(13,611,762)	13,611,762	—	—
Share options exercised during the year	—	(471,962)	45.69	7.39
Share options forfeited during the year	883,695	(883,695)	—	—

Balance as at June 30, 2005	15,554,681	18,358,063	—	—
Share options exercised during the year	—	(4,167,575)	49.76	7.82
Share options forfeited during the year	1,449,181	(1,449,181)	—	—

Balance as at June 30, 2006	17,003,862	12,741,307	—	—

The options exercisable on June 30, 2006 and 2005 were 1,525,234 and 2,596,250, respectively.

The range of exercise prices for options outstanding at June 30, 2006 was R22.90 to R91.60. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of the Company’s shares over the period of the grants.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The following tables summarize information relating to the options outstanding at June 30, 2006 (Tables are denominated in South African Rand and US$ where applicable):

			Outstanding options weighted average
Range of prices		Number of	Contractual life	Exercise price	Exercise price
SA Rand	US$	shares	(in years)	SA Rand	US$

22.90 - 27.20	3.20 - 3.80	37,600	3.90	25.42	3.55
35.40 - 49.60	4.94 - 6.92	8,832,806	7.83	40.19	5.61
66.00 - 66.15	9.21 - 9.23	3,203,901	8.04	66.14	9.23
91.60	12.78	667,000	6.75	91.60	12.78

Total		12,741,307	8.20	49.36	6.89

		Exercisable options
			Weighted	Weighted
			average	average
Range of prices		Number of	exercise price	exercise price
SA Rand	US$	shares	Rand	US$

22.90 - 27.20	3.20 - 3.80	37,600	25.42	3.55
35.40 - 49.60	4.94 - 6.92	898,152	39.32	5.49
66.00 - 66.15	9.21 - 9.23	221,282	66.12	9.23
91.60	12.78	368,200	91.60	12.78

Total		1,525,234	55.49	7.74

These options will expire if not exercised at specific dates ranging from September 2009 to April 2015. The market prices for options exercised during the three years ended June 30, 2006 ranged from R50.85 (US$7.09) to R117.02 (US$16.32).

The Company used the following assumptions under FAS No. 123 and FAS No. 123(R), as applicable, in valuing the option grants:

	April 26,	August 10,	March 27 ,	November
	2005 option	2004 option	2003 option	20, 2001
	grant	grant	grant	option grant

Expected life (in years)	5.0	5.0	5.0	3.5
Risk free interest rate (%)	8.37%	9.94%	11.63%	11.50%
Volatility (%)	35.00%	40.00%	45.00%	40.00%
Dividend yield (%)	0.00%	0.00%	1.52%	4.00%
Price at date of grant (Rand per share)	39.00	66.15	91.60	49.60
Vesting period (in years)	5.0	5.0	5.0	3.0 to 5.0
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

Upon acquisition by Harmony of Abelle on May 1, 2003, the 2,662,500 Abelle options outstanding at a weighted average exercise price of A$0.53 per option were fair valued. The weighted average fair value of the outstanding options was determined to be A$0.70 per option, and accordingly deferred share based compensation expense of $1.3 million was recorded. $0.78 million was recognized as share based compensation expense related to these option grants in fiscal 2004. A further 1,800,000 Abelle options were granted on June 15, 2003 at A$1.01 per option. These options were fair valued at A$0.47 per option and deferred share based compensation of $0.5 million was recorded. $0.42 million was recognized as share based compensation expense during fiscal 2004. As part of the acquisition of the remaining interest in Abelle on March 15, 2004, the Company acquired all the outstanding share options. The Company used the following assumptions in valuing the option grants:

2004

Expected life (in years)	3.0
Risk free interest rate	4.64%
Volatility	53.00%
Dividend yield	0.00%
The Company used the binomial method in determining the fair value of the Abelle options granted.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
34	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

Commodity price sensitivity
As a general rule, the Company sells its gold production at market prices. The Company, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. A significant proportion of New Hampton and Hill 50’s production was already hedged when acquired by the Company. During the 2006 fiscal year, in accordance with Harmony’s strategy, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out. Harmony closed out 30,000oz call options sold and 108,000 farward sale agreements at a cost of US$34 million.

It is Harmony’s strategy to continuously evaluate the hedge agreements as well as market conditions in order to close these contracts out at the most beneficial time.

The group had the following net forward-pricing commitments against future production at June 30, 2006.

Summary of the group’s gold hedge position at June 30, 2006

						Mark-to-
		June 30,	June 30,	June 30,		market
Year		2007	2008	2009	Total	$’000

AUSTRALIAN DOLLAR GOLD

Forward contracts	Kilograms	4,573	3,110	3,110	10,793
	Ounces	147,000	100,000	100,000	347,000	(86,276)
	A$ per oz	515	518	518	516

Call options sold	Kilograms	311	—	—	311
	Ounces	10,000	—	—	10,000	(1,842)
	A$ per oz	562	—	—	562

Total commodity	Kilograms	4,884	3,110	3,110	11,104

contracts	Ounces	157,000	100,000	100,000	357,000	(88,118)

The mark-to-market of these contracts was a negative R631 million (negative USD88 million) at June 30, 2006. The values at June 30, 2006 were based on a gold price of USD600 (AUD808) per ounce, exchange rates of USD1 / R7.17 and AUD1 / USD0.74 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.

Summary of the group’s gold hedge position at June 30, 2005

							Mark-to
		June 30,	June 30,	June 30,	June 30,		market
Year		2006	2007	2008	2009	Total	$’000

AUSTRALIAN DOLLAR GOLD

Forward contracts	Kilograms	3,359	4,573	3,110	3,110	14,152
	Ounces	108,000	147,000	100,000	100,000	455,000	(36,828)
	A$ per oz	510	515	518	518	515

Call options sold	Kilograms	933	311	—	—	1,244
	Ounces	30,000	10,000	—	—	40,000	(994)
	A$ per oz	552	562	—	—	554

Total commodity	Kilograms	4,292	4,884	3,110	3,110	15,396

contracts	Ounces	138,000	157,000	100,000	100,000	495,000	(37,822)

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
Harmony inherited these currency contracts with the acquisition of Avgold. The contracts were classified as speculative and the mark-to-market movement was reflected in the income statement.
These currency contracts matured on December 31, 2005 and was closed out accordingly at a total cost of $20 million. The mark-to-market of these contracts was Rnil at June 30, 2006. At June 30, 2005 the mark-to-market was a negative R108 million (negative US$16 million), based upon an exchange rate of US$1/R6.6670 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
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
During the fiscal year ending June 30, 2005 Harmony closed out the remaining gold lease rate swaps which were inherited through the acquisition of New Hampton Gold and Hill 50. Through the close out of these agreements, Harmony received R2 million (US$ 0.3 million).
Interest Rate Swaps:
The Group had interest rate swap agreements to convert R600 million (US$84 million) of its R1,2 billion (US$167 million)senior unsecured fixed rate bond (HAR1) to variable rate debt. These interest rate swaps were designated as fair value hedges.
The interest rate swap ran over the term of the bond and comprises two separate tranches:
(a) R400 million (US$56 million) receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 1,8%.
(b) R200 million (US$29 million) receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 2,2%.
The bond as well as the interest rate swaps matured on June 14, 2006 and was settled in full. The marked-to-market value of the transactions was Rnil at June 30, 2006 (June 30, 2005: a negative R24 million (US$4 million)), based on the prevailing interest rates and volatilities at the time.
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
35 CASH (UTILIZED)/GENERATED BY OPERATIONS

	2006	2005	2004
		As adjusted	As adjusted
		(note 3)	(note 3)
	$’000	$’000	$’000

Reconciliation of loss before taxation to cash generated from operations:
Loss before taxation, minority interest and effect of change in accounting principal	(160,127)	(641,360)	(33,955)
Adjustments for:
(Profit)/loss on sale of listed investments	(45,345)	93,470	(4,910)
Profit on sale and loss on dilution of investment in associates — net	—	—	(65,097)
(Profit)/loss on sale of subsidiaries	(3,035)	114	(115)
Profit on sale of mining assets	(10,148)	(12,542)	(22,303)
Depreciation and amortization	166,120	151,967	139,829
Impairment of assets	15,951	243,124	3,145
Loss on derivative financial instruments	131,444	17,672	32,385
Equity income of joint venture	(445)	—	(9,503)
Equity loss/(profit) of associated companies	16,444	—	(2,020)
Impairment of investment in associate	—	—	1,956
Permanent diminution in value of listed investment	—	63,234	—
Net decrease in provision for environmental rehabilitation	(2,162)	(2,828)	(19,461)
Provision for post retirement benefits	1,175	9,137	—
Other non cash transactions	12,778	13,256	5,564
Income and mining taxes paid	(1,829)	(8,952)	(83,881)
Cash cost to close out hedges	(54,045)	(34,248)	(19,349)
Share-based compensation	17,055	15,618	9,446
Effect of changes in operating working capital items:
Receivables	(8,702)	38,092	25,400
Inventories	(12,822)	(8,121)	(700)
Accounts payable and accrued liabilities	(10,496)	(53,247)	33,929

Cash generated/(utilized) by operations	51,811	(115,614)	(9,640)

36 RELATED PARTY TRANSACTIONS
On June 21, 2006 Harmony acquired 37.8%of the issued share capital of Village Main Reef Gold Mining Company (1934) Limited (Village) from ARM Limited. The Chairman of the Company’s Board of directors, Patrice Motsepe, is also a member of the ARM board of directors. Frank Abbott was also a director of Village, at the time that Harmony purchased ARM’s 37.8% holding in Village. (See note 23)
The Group acquired 37.37 million of the 44.99 million shares held in Western Areas Limited from Allan Gray Ltd. As at June 30, 2006 Alan Gray Ltd was one of the Group’s largest shareholders, by holding 11.8% of Harmony’s total shares. (See note 23)
The Chairman of the Company’s Board of directors, Patrice Motsepe, was involved as a related party in the sale of Harmony’s interest in ARM. 14% of Harmony’s shareholding in ARM was sold to the ARM Trust of which Nomfundo Qangule and Frank Abbott, directors of the Company, are trustees (See note 22).
The Company’s largest shareholder up to May 3, 2004, holding approximately 14% of the Company’s issued shares since the ARMgold acquisition was ARMI, represented by the Company’s Chairman. In terms of the transaction with ARM, these shares were sold to ARM.

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
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director, (whether executive or otherwise) of the company. For the fiscal year 2006 total directors remuneration amounted to $1.3 million and senior management’s remuneration to $82.3 million.
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction concluded in the 2006, 2005 and 2004 fiscal years, or in any proposed transaction that has affected or will materially affect Harmony or its investment interests or subsidiaries, other than stated above.
None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currectly or has been at any time during the past three fiscal years indebted to Harmony and /or its subsidiaries.
37 SUBSEQUENT EVENTS
On June 21, 2006 Harmony announced that it had acquired 37.8% of the issued share capital of Village. Due to the fact that the acquisition exceeded 35% of Villiage’s issued share capital, Harmony was obliged under the Securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. On August 14, 2006 Harmony announced that minority shareholders holding 3,163 shares in Village (being 8.38% of the shares in respect of which the offer was made) had accepted its offer. Harmony currently holds 2,295,663 shares representing 37.83% of the issued share capital of Village. (See note 4(m) and 23).

On October 19, 2006 Harmony entered into an agreement with Simmers and Jack Mines Limited and Enzulwini Mining Company (Pty) Ltd (a 100% subsidiary of Simmers and Jack Mines Limited) to sell certain land and infrastructure around the old Randfontein 4 Shaft for R55 million (US$7.7 million at the closing balance sheet rate) in cash. This shaft was placed on care and maintenance by Harmony in 2001. The carrying value of the assets sold in Harmony’s balance sheet at June 30, 2006 was US$nil. The R25.6 million (US$3.6 million at the closing balance sheet rate) environmental rehabilitation liability and the associated rehabilitation fund of R19 million (U$2.7 million at the closing balance sheet rate) of the asset is to be assumed by Simmers and Jack Mines Limited. The transaction is subject to a number of conditions precedent, including regulatory approvals.

During the first quarter of fiscal 2007, Harmony took the decision to refine all our South African production through Rand Refinery. Prior to this date approximately 84% of our annual production was refined by the Harmony Refinery. The decision was made to close the Harmony Refinery due to the historic lossess incurred by the refinery. In fiscal 2006, the Harmony Refinery incurred losses of US$1.9 million. The staff in the refinery is to be offered alternative positions within Harmony, and some of the assets of the company are to be sold to Rand Refinery. The terms of this sale are currently being negotiated.

38	GEOGRAPHICAL AND SEGMENT INFORMATION

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

These segments have been grouped together in the regions in which they operate, being the Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, ARMgold and Avgold. The Bissett mine in Canada, which ceased operations at the end of fiscal 2001, has been reported as part of the “other” segment for fiscal 2004. The Big Bell, Mt Magnet, South Kal and Abelle mines are located primarily in Western Australia. The Hidden Valley project is located in Papua New Guinea. The Company also has exploration interests in Southern Africa and Australia which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.

In addition to the grouping of its operating segments by geographic region, management has also categorized its South African underground operations as follows:
o	Quality assets, which are typically those with a larger reserve base and hence a longer life which form the core of the group’s operations;

o	Leveraged assets, which are those that supplement operations and provide significant upside in the event of a rising gold price;

o	Growth assets, which comprise the expansion projects/new mines in South Africa; and

o	Surface operations
Management believes that the categorization above is in line with its shaft’s strategic roles and the different skill sets, which are currently used to manage them. While the leveraged operations generally require a more short-term, flexible and lean approach, the quality assets require investment over the longer time horizon. This grouping has also enabled increased focus on the completion of the growth projects and in turning them into mines.
Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2006

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
SOUTH AFRICA
Free State operations
Quality assets
Masimong	72,854	66,563	6,291	65,928	—	65,928		14,520	136,153	1,020

Leveraged assets
Harmony 2	36,716	33,527	3,189	6,933	—	6,933		3,964	69,446	598
Merriespruit 1	25,685	24,061	1,624	6,217	—	6,217	Information not allocated at shaft level	2,445	48,069	410
Merriespruit 3	23,078	24,188	(1,110)	5,175	—	5,175		1,783	43,691	452
Unisel	38,172	28,789	9,383	29,519	—	29,519		3,907	72,963	500
Brand 3	22,147	23,272	(1,125)	2,557	—	2,557		987	41,647	405
Brand 5	236	975	(793)	—	—	—		—	469	3
	—
Surface operations	8,614	6,427	2,187	33,666	—	33,666		3,818	15,902	897

]

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Other	—	—	—	61,711	126,700	188,411	—	—	—	—

Total Free State	227,502	207,802	19,700	211,706	126,700	338,406	506,639	31,424	428,340	4,285

Evander operations
Quality assets
Evander 5 (note b)	32,183	33,068	(885)	33,020	—	33,020		6,453	62,388	450
Evander 7	42,365	32,648	9,717	47,034	—	47,034		10,021	83,202	435
Evander 8	67,325	44,863	22,462	40,464	—	40,464		9,726	128,849	815
							Information not allocated at shaft level
Leveraged assets
Evander 9	—	21	(21)	—	—	—		—	—	—

Surface operations	—	—	—	—	—	—		—	—	—

Other	—	—	—	38,025	26,212	64,237		1,033	—	—

Total Evander	141,873	110,600	31,273	158,543	26,212	184,755	45,017	27,233	274,439	1,700

Randfontein operations
Quality assets
Cooke 1	42,978	32,274	10,704	11,835	—	11,835		3,759	80,495	490
Cooke 2	32,025	23,082	8,943	12,962	—	12,962		3,738	59,836	353
Cooke 3	55,901	41,329	14,572	27,692	—	27,692		8,197	104,758	652
							Information not allocated at shaft level
Growth assets
Doornkop	23,294	24,322	(1,028)	200,096	—	200,096		26,031	43,593	515

Surface operations	6,108	5,022	1,086	5,143	—	5,143		8,712	11,650	539

Other	—	—	—	—	114,154	114,154		—	—	—

Total Randfontein	160,306	126,029	34,277	257,728	114,154	371,882	130,543	50,437	300,332	2,549

Elandsrand operations
Growth assets
Elandsrand	90,097	89,349	748	259,500	—	259,500		30,523	170,867	987

Leveraged assets
Deelkraal	—	—	—	—	—	—		—	—	—
							Information not allocated at shaft level
Surface operations	—	—	—	300	—	300		—	—	—

Other	—	—	—	—	91,572	91,572		—	—	—

Total Elandsrand	90,097	89,349	748	259,800	91,572	351,372	80,720	30,523	170,867	987

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Freegold operations
Quality assets
Tshepong	179,626	111,462	68,164	429,453	—	429,453		23,529	335,289	1,786

Growth assets
Phakisa	—	—	—	260,966	—	260,966		21,522	—	—

Leveraged assets
Bambanani	93,111	87,064	6,047	98,472	—	98,472		14,870	175,214	1,196
Joel	31,346	29,170	2,176	10,239	—	10,239		3,644	58,595	436
							Information not allocated at shaft level
Eland	2,026	1,066	960	—	—	—		—	4,058	21
Kudu/Sable	890	895	(5)	0	—	0		—	2,024	13
West Shaft	13,117	13,650	(533)	8,900	—	8,900		887	25,525	206
Nyala	81	226	(145)	—	—	—		3	184	2
St Helena	6,867	10,802	(3,935)	6,416	—	6,416		443	12,791	127

Surface operations	5,366	5,386	(20)	858	—	858		340	11,019	336

Other	—	—	—	160,980	257,043	418,023		—	—	—

Total Freegold	332,430	259,721	72,709	976,284	257,043	1,233,327	402,860	65,238	624,699	4,123

ARMgold operations
Leveraged assets
Orkney 2	36,589	29,716	6,873	9,231	—	9,231		2,380	69,877	347
Orkney 4	31,117	29,273	1,844	11,690	—	11,690		4,759	58,897	406
Welkom 1	—	—	—	—	—	—		—	—	—
							Information not allocated at shaft level

Surface operations	—	—	—	—	—	—		—	—	—

Other	—	—	—	671	340,179	340,850		—	—	—

Total ARMgold	67,706	58,989	8,717	21,592	340,179	361,771	20,065	7,139	128,774	753

Avgold operations
Quality assets
Target	81,178	51,904	29,274	279,852	—	279,852		9,644	150,196	813

							Information not allocated at shaft level

Surface operations	404	968	(564)	678	—	678		—	746	204

Other	—	—	—	717,182	19,180	736,362		—	—	—

Total Avgold	81,582	52,872	28,710	997,712	19,180	1,016,892	5,309	9,644	150,942	1,017

Kalgold operations
Surface operations	39,341	31,740	7,601	12,190	—	12,190		389	77,071	2,008
							Information not allocated at shaft level

Other	—	—	—	—	5,402	5,402		—	—	—

Total Kalgold	39,341	31,740	7,601	12,190	5,402	17,592	1,933	389	77,071	2,008

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Other entities	—	—	—	1,450	429,445	430,895	133,630	—	—	—

TOTAL SOUTH AFRICA	1,140,837	937,102	203,735	2,897,005	1,409,887	4,306,892	1,326,716	222,027	2,155,464	17,422

AUSTRALASIA

Mt Magnet	80,090	59,427	20,663	71,897	9,401	81,298	23,669	22,651	148,822	1,918

South Kal	42,406	37,523	4,883	42,637	8,367	51,004	12,213	2,320	82,639	1,480

Papua New Guinea	—	—	—	212,166	851	213,017	3,164	18,221	—	—

Other	—	—	—	21,367	93,253	114,620	162,640	104	—	—

TOTAL AUSTRALASIA	122,496	96,950	25,546	348,067	111,872	459,939	201,686	43,296	231,461	3,398

TOTAL HARMONY	1,263,333	1,034,052	229,281	3,245,072	1,521,759	4,766,831	1,528,402	265,323	2,386,925	20,820

Reconciliation of segment data to consolidated financial statements	—	200,947		51,141	(355,773)	(304,632)	8 432	—	—	—

	1,263,333	1,234,999		3,296,213	1,165,986	4,462,199	1,536,834	265,323	2,386,925	20,820

(*)	Production statistics are unaudited

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2005

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
SOUTH AFRICA
Free State operations
Quality assets
Masimong	68,342	65,388	2,954	48,026	—	48,026		10,630	159,981	1,046

Leveraged assets
Harmony 2	29,295	30,021	(726)	6,234	—	6,234		3,555	68,547	559
Merriespruit 1	19,428	21,719	(2,291)	5,865	—	5,865		2,833	45,559	414
Merriespruit 3	23,325	24,379	(1,054)	5,091	—	5,091		1,696	54,690	548
Unisel	27,798	31,055	(3,257)	21,106	—	21,106	Information not allocated at shaft level	4,147	65,011	494
Brand 3	19,807	22,883	(3,076)	3,435	—	3,435		1,267	46,299	448
Brand 5	8	2,120	(2,112)	—	—	—		—	33	—
Saaiplaas 3	1,026	4,831	(3,805)	475	—	475		4	2,541	30
Surface operations	3,720	3,318	402	37,481	—	37,481		1,589	9,542	467
Other	—	—	—	66,795	604,336	671,131		30	—	—

Total Free State	192,749	205,714	(12,965)	194,508	604,336	798,844	539,519	25,751	452,203	4,006

Evander operations
Quality assets
Evander 2	20,695	27,404	(6,709)	10,872	—	10,872		15	48,764	357
Evander 5	20,078	15,912	4,166	10,499	—	10,499		7,006	47,093	245
Evander 7	55,502	32,795	22,707	44,770	—	44,770		7,948	130,009	541
Evander 8	64,912	41,500	23,412	40,526	—	40,526		8,216	151,936	734
Leveraged assets
Evander 9	1,078	3,005	(1,927)	—	—	—	Information not allocated at shaft level	—	2,573	31

Surface operations	—	—	—	—	—	—		—	—	—

Other	—	—	—	40,101	31,242	71,343		—	—	—

Total Evander	162,265	120,616	41,649	146,768	31,242	178,010	46,946	23,185	380,375	1,908

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Randfontein operations
Quality assets
Cooke 1	33,888	31,115	2,773	13,317	—	13,317		2,811	79,101	520
Cooke 2	23,274	24,144	(870)	13,848	—	13,848		2,538	54,441	403
Cooke 3	49,478	42,278	7,200	24,610	—	24,610		8,287	116,300	740
							Information not allocated at shaft level
Growth assets
Doornkop	22,478	23,573	(1,095)	192,666	—	192,666		28,621	52,695	526

Surface operations	14,185	14,117	68	2,676	—	2,676		6,120	33,397	2,757
Other	—	—	—	—	69,082	69,082		—	—	—

Total Randfontein	143,303	135,227	8,076	247,117	69,082	316,199	59,469	48,377	335,934	4,946

Elandsrand operations
Growth assets
Elandsrand	88,577	88,599	(22)	257,670	—	257,670		26,081	207,371	1,019

Leveraged assets
Deelkraal	958	714	244	2,514	—	2,514		—	2,284	1
							Information not allocated at shaft level
Surface operations	—	—	—	334	—	334		7	—	—
Other	—	—	—	—	98,919	98,919		—	—	—

Total Elandsrand	89,535	89,313	222	260,518	98,919	359,437	100,437	26,088	209,655	1,020

Freegold operations
Quality assets
Tshepong	162,958	101,091	61,867	642,328	—	642,328		23,346	380,695	1,700

Growth assets
Phakisa	—	—	—	258,424	—	258,424		18,756	—	—

Leveraged assets
Bambanani	84,165	83,289	876	101,291	—	101,291		12,178	197,535	1,090
Joel	27,282	28,990	(1,708)	8,271	—	8,271		2,582	64,464	498
							Information not allocated at shaft level
Eland	11,436	13,404	(1,968)	—	—	—		—	26,782	175
Kudu/Sable	10,764	18,885	(8,121)	—	—	—		—	25,175	194
West Shaft	12,049	12,907	(858)	10,230	—	10,230		107	28,165	176
Nyala	9,897	17,587	(7,690)	—	—	—		1,440	23,503	198
St Helena	12,660	24,191	(11,531)	2,227	—	2,227		901	29,965	245
Surface operations	15,407	15,436	(29)	3,376	—	3,376		314	36,420	1,361
Other	—	—	—	—	596,686	596,686		—	—	—

Total Freegold	346,618	315,780	30,838	1,026,147	596,686	1,622,833	455,720	59,624	812,704	5,637

ARMgold operations
Leveraged assets
Orkney 2	33,279	31,495	1,784	9,666	—	9,666		1,443	78,449	413
Orkney 4	32,720	29,616	3,104	10,321	—	10,321		915	76,971	455
Welkom 1	1,164	1,604	(440)	—	—	—		—	2,734	21
							Information not allocated at shaft level
Surface operations	—	—	—	—	—	—		—	—	—
Other	—	—	—	—	21,088	21,088		394	—	—

Total ARMgold	67,163	62,715	4,448	19,987	21,088	41,075	48,872	2,752	158,154	889

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Avgold operations
Quality assets
Target	89,233	54,391	34,842	303,491	—	303,491	Information not allocated at shaft level	10,818	209,847	1,178
Surface operations	579	467	112	942	—	942		1,790	1,350	88
Other	—	—	—	770,753	16,303	787,056		—	—	—

Total Avgold	89,812	54,858	34,954	1,075,186	16,303	1,091,489	29,989	12,608	211,197	1,266

Kalgold operations
Surface operations	46,331	40,341	5,990	20,442	—	20,442	Information not allocated at shaft level	(4,145)	108,195	1,855
Other	—	—	—	1,217	7,403	8,620		—	—	—

Total Kalgold	46,331	40,341	5,990	21,659	7,403	29,062	4,621	(4,145)	108,195	1,855

Other entities	1,755	—	1,755	900	172,201	173,102	122,657	2,035	—	—

TOTAL SOUTH AFRICA	1,139,531	1,024,564	114,967	2,992,790	1,617,260	4,610,051	1,408,230	196,275	2,668,417	21,527

AUSTRALASIA

Mt Magnet	77,242	60,915	16,327	78,172	—	78,172	74,686	15,652	181,233	2,743

South Kal	48,427	39,263	9,164	55,289	—	55,289	52,123	10,161	115,615	1,405

Papua New Guinea	—	—	—	200,749	—	200,749	2,680	12,051	—	—

Other	—	—	—	24,265	103,357	127,622	51,541	2,178	—	—

TOTAL AUSTRALASIA	125,669	100,178	25,491	358,475	103,357	461,832	181,030	40,042	296,848	4,148

TOTAL HARMONY	1,265,200	1,124,742	140,458	3,351,265	1,720,617	5,071,883	1,589,260	236,317	2,965,265	25,675
Reconciliation of segment data to consolidated financial statements	—	173,695		85,334	(420,399)	(335,065)	2 724	—	—	—

	1,265,200	1,298,437		3,436,599	1,300,218	4,736,818	1,591,984	236,317	2,965,265	25,675

(*)	Production statistics are unaudited

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Year ended June 30, 2004

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
SOUTH AFRICA
Free State operations

Quality assets
Masimong	84,119	69,774	20,390	57,468	—	57,468	Information not allocated at shaft level	10,615	234,307	1,378

Leveraged assets
Harmony 2	31,213	27,362	3,851	5,401	—	5,401		2,526	81,317	643
Merriespruit 1	20,980	19,521	1,459	8,209	—	8,209		3,328	54,565	477
Merriespruit 3	27,376	28,026	(650)	5,005	—	5,005		2,287	71,156	743
Unisel	32,475	29,713	2,762	29,009	—	29,009		6,181	84,308	677
Brand 3	21,412	21,052	360	7,957	—	7,957		1,390	55,400	531
Brand 5	5,702	11,591	(5,889)	3,022	—	3,022		—	14,662	153
Saaiplaas 3	10,331	13,485	(3,154)	5,291	—	5,291		200	26,783	254

Surface operations	10,215	9,289	926	55,246	—	55,246		2,501	26,732	2,368
Other	—	—	—	71,834	215,497	287,331		1,717	—	—

Total Free State	243,823	223,768	20,055	248,442	215,497	463,939	592,666	30,745	633,248	7,224

Evander operations

Quality assets
Evander 2	33,216	29,018	4,198	13,564	—	13,564	Information not allocated at shaft level	619	86,172	491
Evander 5	18,559	14,192	4,367	20,062	—	20,062		5,811	48,103	223
Evander 7	35,566	29,297	6,269	44,007	—	44,007		8,705	92,505	577
Evander 8	41,945	35,280	6,665	39,136	—	39,136		9,519	109,513	692

Leveraged assets
Evander 9	9,079	9,042	37	—	—	—		—	23,440	202

Surface operations	756	496	260	—	—	—		2,367	1,961	101

Other	—	—	—	42,881	24,613	67,494		—	—	—

Total Evander	139,121	117,325	21,796	159,650	24,613	184,263	40,628	27,021	361,694	2,286

Randfontein operations

Quality assets
Cooke 1	39,891	29,472	10,419	16,900	—	16,900	Information not allocated at shaft level	2,985	104,168	605
Cooke 2	34,748	30,615	4,133	14,853	—	14,853		4,411	90,761	749
Cooke 3	51,283	42,036	9,247	21,828	—	21,828		8,084	134,003	999
Growth assets
Doornkop	24,913	20,546	4,367	183,313	—	183,313		16,819	65,234	567

Surface operations	7,264	6,590	674	5,542	—	5,542		4,511	18,872	2,428

Other	—	—	—	—	62,252	62,252		—	—	—

Total Randfontein	158,099	129,259	28,840	242,436	62,252	304,688	93,053	36,810	413,038	5,348

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Elandsrand operations
Growth assets
Elandsrand	96,831	90,627	6,204	210,309	—	210,309		26,087	250,581	1,437
Leveraged assets
Deelkraal	26,206	37,796	(11,590)	50,630	—	50,630		1,305	68,127	522
							Information not allocated at shaft level
Surface operations	2,047	2,640	(593)	891	—	891		294	5,301	451

Other	—	—	—	—	17,777	17,777		—	—	—

Total Elandsrand	125,084	131,063	(5,979)	261,830	17,777	279,607	31,067	27,686	324,009	2,410

Freegold operations
Quality assets
Tshepong	130,491	74,494	55,997	686,493	—	686,493		21,866	339,259	1,584
Growth assets
Phakisa	—	—	—	258,043	—	258,043		16,845	—	—
Leveraged assets
Bambanani	96,943	83,793	13,150	117,453	—	117,453		14,756	251,970	1,403
Joel	22,906	21,481	1,425	10,587	—	10,587		1,922	59,642	494
							Information not allocated at shaft level
Eland	16,952	22,465	(5,513)	—	—	—		274	44,017	303
Kudu/Sable	13,331	14,473	(1,142)	14,341	—	14,341		—	34,597	240
West Shaft	12,061	9,546	2,515	11,744	—	11,744		622	31,318	175
Nyala	4,033	3,578	455	15,663	—	15,663		7,276	10,482	98
St Helena	23,643	27,012	(3,369)	21,975	—	21,975		1,538	61,668	443
Surface operations	23,850	20,427	3,423	3,368	—	3,368		21	61,192	3,538
Other	—	—	—	—	520,795	520,795		228,305	—	—

Total Freegold	344,210	277,269	66,941	1,139,667	520,795	1,660,462	453,412	293,425	894,145	8,278

ARMgold operations
Leveraged assets
Orkney 1	123	194	(71)	—	—	—		—	322	3
Orkney 2	31,435	25,026	6,409	11,581	—	11,581		1,866	81,434	387
Orkney 3	4,425	6,440	(2,015)	427	—	427		464	11,413	137
Orkney 4	26,269	19,543	6,726	12,295	—	12,295		860	67,931	401
Orkney 6	4,304	5,378	(1,074)	—	—	—		—	11,060	157
Orkney 7	1,760	1,970	(210)	19	—	19		—	4,533	28
							Information not allocated at shaft level
welkom 1	7,415	9,939	(2,524)	—	—	—		—	19,226	159
welkom 2	525	547	(22)	—	—	—		—	1,350	12
welkom 3	592	581	11	—	—	—		—	1,511	15
welkom 4	1,531	1,496	35	—	—	—		—	3,922	13
welkom 6	935	894	41	—	—	—		—	2,411	24
welkom 7	3,890	3,566	324	—	—	—		—	9,902	88
Surface operations	—	—	—	—	—	—		—	—	—

Other	—	—	—	—	20,097	20,097		614,962	—	—

Total ARMgold	83,204	75,574	7,630	24,322	20,097	44,419	73,715	618,152	215,015	1,424

Avgold operations
Quality assets
Target	19,772	11,514	8,258	384,862	—	384,862		1,175	53,434	228
							Information not allocated at shaft level
Other	—	—	—	772,158	22,766	794,924		1,106,736	—	—

Total Avgold	19,772	11,514	8,258	1,157,020	22,766	1,179,786	75,671	1,107,911	53,434	228

			Cash
		Production	operating	Mining	Unallocated		Total	Capital	Ounces	Tons milled
	Revenue	costs	profit/(loss)	assets	assets	Total assets	liabilities	expenditure	produced (*)	(*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Kalgold operations
Surface operations	31,532	28,511	3,021	38,066	—	38,066		4,405	82,756	1,530
Other	—	—	—	—	17,509	17,509		—	—	—

Total Kalgold	31,532	28,511	3,021	38,066	17,509	55,575	3,293	4,405	82,756	1,530

Other entities	—	—	—	—	278,676	278,676	2,617	1,278	—	—

							Information not allocated at shaft level

TOTAL SOUTH AFRICA	1,144,84	994,283	150,562	3,271,433	1,179,982	4,451,415	1,366,122	2,147,433	2,977,339	28,728

AUSTRALASIA
Mt Magnet	67,714	58,202	9,512	122,297	—	122,297	50,794	13,596	173,228	3,058
South Kal	46,651	38,848	7,803	81,053	—	81,053	28,052	5,435	120,532	1,843
Papua New Guinea	—	—	—	211,671	—	211,671	1,222	1,857	—	—
Other entities	17,103	13,457	3,646	12,332	100,353	112,685	73,026	9,614	44,528	326

TOTAL AUSTRALASIA	131,468	110,507	20,961	427,353	100,353	527,706	153,094	30,502	338,288	5,227

TOTAL HARMONY	1,276,313	1,104,790	171,523	3,698,786	1,280,335	4,979,121	1,519,216	2,177,935	3,315,627	33,955

Reconciliation of segment data to consolidated financial statements
	(35,974)	128,981		35,524	(235,781)	(200,257)	184,800	(1,964,093)	(90,439)	—

	1,240,339	1,233,771		3,734,310	1,044,554	4,778,864	1,704,016	213,842	3,225,188	33,955

(*)	Production statistics are unaudited

\

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Notes to the reconciliation of segment data to the consolidated financial statements
a)	Reversal of proportionate consolidation

For management reporting purposes, the Free Gold Company was proportionately consolidated until its acquisition on September 22, 2003. Under US GAAP, the equity method of accounting is applied in accounting for joint ventures.

b)	Exploration costs

For management reporting purposes, certain exploration costs are capitalized. US GAAP does not permit the capitalization of exploration and evaluation expenditure.

(c)	Business combinations – goodwill

For management reporting purposes, prior to 2004, goodwill was amortized using the straight-line method over the estimated life of the underlying asset. Under US GAAP, goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. From July 1, 2004, this is in line with management’s reporting.

d)	Business combinations — acquisition date

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

e)	Business combinations — purchase price

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

f)	Reversal of previously recognized impairments

For management reporting purposes, certain impairments recognized in prior periods have been reversed. Under US GAAP, the reversal of previously recognized impairments is not permitted.

g)	Provision for environmental rehabilitation

(i) Revisions to the asset retirement obligation

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

(ii) Amortization of rehabilitation asset

The rehabilitation assets carrying value for management reporting purposes is different to that under US GAAP, mainly as a result of the unique transition provisions under SFAS No. 143 and revisions to the asset retirement obligation described above, which results in a different amortization charge.

h)	Share-based compensation

For management reporting purposes, share-based compensation expense has been recognized on a fair value basis for all grants subsequent to November 2002. Under US GAAP, the Company has recognized share-based compensation expense for the fair value of options granted subsequent to January 2001. It has adopted FAS 123(R) using the modified prospective approach effective July 1, 2005.

i) Transfer of ARM shares to the ARM Trust

Although the transfer of the ARM shares to the ARM Trust was also not recognised for management reporting purposes, the Company ceased accounting for the increase in the fair value of ARM shares subsequent to the transfer of those shares to the ARM Trust. Under US GAAP, the Company has continued to account for the investment as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. In turn, under US GAAP only, the Company recorded a derivative financial liability in respect of the increase in fair value of the shares and to reflect the fact that the upside on appreciation of the ARM shares now legally belongs to the intended beneficiaries of the ARM Trust.