Form 20-F
period 2007-06-30
HARMONY GOLD MINING CO LTD
filed 2007-12-07
CIK 1023514

As filed with the Securities and Exchange Commission on December 7, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended June 30, 2007
Commission file number: 001-31545
HARMONY GOLD MINING COMPANY LIMITED
(Exact name of registrant as specified in its charter)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

RANDFONTEIN OFFICE PARK, CNR WARD AVENUE AND MAIN REEF ROAD,
RANDFONTEIN, SOUTH AFRICA, 1760
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
399,608,384 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
YES ☐ NO ☑
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
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
     In this annual report, references to “R”, “Rand”, “rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “GBP” refers to British Pounds Sterling and references to “$” and “U.S. dollars” are to United States dollars.
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
PRESENTATION OF FINANCIAL INFORMATION
     Harmony is a South African company and the majority of its operations are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS. Harmony also prepares annual financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which are translated into U.S. dollars. The financial information, other than total cash costs and total cash costs per ounce, included in this annual report has been prepared in accordance with U.S. GAAP and is presented in US dollars. Total cash costs and total cash costs per ounce are non-GAAP measures. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures.” Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 7.04 per $1.00 as at June 29, 2007), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to US dollars at the average exchange rate for the period (Rand 7.20 per $1.00 for fiscal 2007).
     For the convenience of the reader, certain information in this annual report is presented in Rand and A$ and has been translated into U.S. dollars. By including convenience currency translations in this annual report, we are not representing that the Rand and A$ amounts actually represent the U.S. and Australian dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. Unless otherwise stated, the conversion rate for translations from Rand amounts into U.S. dollar amounts is Rand 7.04 per $1.00, which was the noon buying rate of the Federal Reserve Bank of New York on June 29, 2007.
FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. In particular, among other statements, certain statements in Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk” are forward-looking in nature. Statements in this annual report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended.
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

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
     The following selected historical consolidated financial data for the last five fiscal years has been extracted from the more detailed information and financial statements, including Harmony’s audited consolidated financial statements as of June 30, 2007 and 2006 and for each of the years in the three years ended June 30, 2007 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2005, 2004 and 2003, and for each of the years in the two years ended June 30, 2004, has been extracted from Harmony’s audited consolidated financial statements not included in this annual report as adjusted for discontinued operations and the historical accounting changes described below.
     As of June 30, 2007, Harmony has classified the assets and liabilities of certain of its South African and all of its Australian operations as held for sale. See note 17 of the consolidated financial statements and Item 4. “Information of the Company – Business — Australasian Operations”. In connection with this determination, Harmony has presented the results of its Australia operations for all periods as discontinued operations. This is because the operations and cash flows of the Australian operations will be eliminated from the ongoing operations of Harmony as a result of the proposed disposal transactions, and the fact that Harmony will not have any significant continuing involvement in the Australian operations. In contrast, since Harmony continues to produce and sell gold within South Africa, the results associated with certain of its South African assets that has been classified as held for sale, continues to be presented within continuing operations.
     During fiscal 2006, Harmony changed its method for accounting for underground development costs, stripping costs incurred during the production phase of a mine and share-based payments. In connection with the changes relating to underground development costs and stripping costs incurred during the production phase of a mine, Harmony early adopted SFAS No. 154, “Accounting Changes and Error Corrections” and therefore adjusted its previous financial statements as if the revised principles had always been used. In connection with the change relating to share-based payments, Harmony followed the modified retrospective approach permitted by SFAS No. 123(R), “Share-based Payments”. Under this method, Harmony also adjusted its previous financial statements based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, without adjustment.
     The financial information, other than total cash costs and total cash costs per ounce, included in this annual report has been prepared in accordance with U.S. GAAP unless otherwise noted. Total cash costs and total cash costs per ounce are non-GAAP measures. For further information, See Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures.”

	Fiscal Year Ended June 30,
	2007	2006	2005	2004	2003
	(in $ thousands, except per share amounts)
Income Statement Data
Continuing operations
Revenues	1,346,596	1,140,838	1,139,531	1,120,896	628,211
Operating profit/(loss)	146,453	(30,789)	(303,825)	(44,613)	18,112
Equity income of joint venture	1,702	445	—	9,503	52,843
Equity (loss)/income of associate companies	(2,576)	(16,444)	—	2,020	(1,233)
(Loss)/Income from continuing operations before taxes and minority interests	(188,846)	(97,324)	(536,266)	(10,286)	135,700
Loss from discontinued operations	(72,386)	(61,483)	(80,335)	(18,983)	(14,692)
Minority interests	—	—	—	1,281	(468)
(Loss)/income before cumulative effect of change in accounting principles	(295,435)	(157,783)	(552,549)	184	89,597
Cumulative effect of change in accounting principles, net of tax	—	2,058	—	—	14,770
Net (loss)/income	(295,435)	(155,725)	(552,549)	184	104,367
Continuing Operations
Basic (loss)/earnings per share($) before cumulative effect of change in accounting principles	(0.56)	(0.28)	(1.30)	0.00	0.58

	Fiscal Year Ended June 30,
	2007	2006	2005	2004	2003
	(in $ thousands, except per share amounts)
Basic (loss)/earnings per share($)	(0.56)	(0.28)	(1.30)	0.00	0.67
Diluted (loss)/earnings per share before cumulative effect of change in accounting principles	(0.56)	(0.24)	(1.30)	0.00	0.57
Diluted (loss)/earnings per share	(0.56)	(0.24)	(1.30)	0.00	0.65
Discountinued Operations
Basic loss per share($)	(0.18)	(0.16)	(0.22)	0.00	(0.08)
Diluted loss per share	(0.18)	(0.16)	(0.22)	0.00	(0.08)
Weighted average number of shares used in the computation of basic earnings per share	398,593,297	394,409,512	362,499,012	254,240,500	177,954,245
Weighted average number of shares used in the computation of diluted earnings per share	398,593,297	394,409,512	362,499,012	255,570,834	182,721,629
Cash dividends per share ($)(1)	—	—	0.05	0.26	0.57
Cash dividends per share (R)(1)	—	—	0.30	1.90	5.50
Other Financial Data
Cash cost per ounce of gold ($/oz)(2)	486	436	378	338	239

	Fiscal Year Ended June 30,
	2007	2006	2005	2004	2003
		(in $ thousands)
Balance Sheet Data
Continuing operations
Cash and cash equivalents	99,759	89,189	266,746	217,022	189,040
Other current assets	1,053,874	339,156	324,611	294,502	162,487
Non-current assets held for sale	182,475	—	—	—	—
Property, plant and equipment — net	3,533,938	3,306,555	3,451,963	3,769,971	1,188,910
Intangible assets	34,005	28,256	30,367	32,480	—
Restricted cash	723	35,599	7,798	9,922	—
Investments in associates	853	266,331	—	19,908	63,782
Investment in joint ventures	1,336	2,065	—	—	272,754
Other long-term assets	206,954	395,048	655,333	435,058	79,562

Total assets	5,113,917	4,462,199	4,736,818	4,778,863	1,956,535

Current liabilities	685,596	343,802	428,756	393,764	189,668
Liabilities relating to non-current assets held for sale	77,614	—	—	—	—
Provision for environmental rehabilitation	131,913	110,164	120,450	125,917	62,977
Provision of social plan	2,429	2,259	2,109	1,958	—
Deferred income and mining taxes	512,829	521,000	541,188	580,086	218,995
Provision for post-retirement benefits	15,257	14,964	13,276	1,584	1,017
Deferred financial liability	354,896	150,038	76,720	91,513	37,228
Share appreciation rights liability	877
Long-term loans	270,079	394,608	409,486	509,195	301,572
Minority interest	—	—	—	—	18,408
Shareholders’ equity (3)	3,062,426	2,925,364	3,144,833	3,074,846	1,126,670

Total liabilities and shareholders’ equity	5,113,917	4,462,199	4,736,818	4,778,863	1,956,535

(1)	Reflects dividends related to fiscal 2004 and 2003 that were declared on July 30, 2004 and August 1, 2003 respectively.

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

(3)	The Company elected to apply provisions from SAB 108 “Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements” as at July 1, 2006. Adjustments have been made to the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the operating balance of retained earnings. For further information, see note 3 of the consolidated financial statements.

EXCHANGE RATES
     Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (Rand 7.04 per $1.00 as at June 29, 2007), except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts are translated from Rand to U.S. dollars at the average exchange rate for the period (Rand 7.20 per $1.00 for fiscal 2007).
     As of November 28, 2007, the noon buying rate of the Federal Reserve Bank of New York per $1.00 was Rand 6.8825.
     The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per $1.00.

Fiscal Year Ended
June 30,	Average(1)	Period End
2003	9.13	7.51
2004	6.89	6.23
2005	6.18	6.67
2006	6.36	7.17
2007	7.20	7.04

Month of	High	Low
June 2007	7.27	7.04
July 2007	7.15	6.81
August 2007	7.5	7.07
September 2007	7.25	6.89
October 2007	6.91	6.49
November 2007 (through November 28 )	7.0	6.45

(1)	The average of the noon buying rates provided by the Federal Reserve Bank of New York on the last day of each full month during the relevant period.
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
REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.

RISK FACTORS
     In addition to the other information included in this annual report and the exhibits, you should carefully consider the following factors related to Harmony’s ordinary shares and ADSs. There may be additional risks that Harmony does not currently know of or that Harmony currently deems immaterial based on information currently available to it. Any of these risks could have a materially adverse effect on Harmony’s business, financial condition or results of operations, resulting in a decline in the trading price of Harmony’s ordinary shares or its ADSs. The risks described below may, in retrospect, turn out not to be complete and therefore may not be the only risks to which we are exposed. Additional risks and uncertainties not presently known to us or that we now believe are immaterial, could also adversely affect our businesses, results of operations or financial condition. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the magnitude or the significance of the individual risks. The risks described below could occur individually or cumulatively and intensify in case of a cumulative occurrence.
Risks Relating to Our Business and Our Industry
The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, such that a fall in the price of gold below Harmony’s cash cost of production for any sustained period may lead Harmony to experience losses and curtail or suspend certain operations.
     Substantially all of Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Harmony has no control, including:
•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the U.S. dollar and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers;

•	forward sales by other gold producers; and

•	the production and cost levels for gold in major gold-producing nations, such as South Africa, United States, Australia and China.
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
     The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten calendar years:

	Price per ounce
	High	Low	Average
Calendar Year	($)	($)	($)
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	282

	Price per ounce
	High	Low	Average
Calendar Year	($)	($)	($)
2001	293	256	271
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005	476	411	434
2006	725	525	604
2007 (through November 28)	833	608	687
     On November 28, 2007, the afternoon fixing price of gold on the London Bullion Market was $805 per ounce.
     While the aggregate effect of these factors is impossible for Harmony to predict, if gold prices should fall below Harmony’s cash cost of production and remain at such levels for any sustained period, Harmony may experience losses and may be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate reserves. Harmony’s average cash cost per ounce of gold sold was $486 in fiscal 2007, $436 in fiscal 2006 and $378 in fiscal 2005.
Due to the fact that the majority of Harmony’s production costs are incurred in Rand and that gold is sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand against the U.S. dollar.
     Gold is sold throughout the world in U.S. dollars, but the majority of Harmony’s operating costs are incurred in Rand. As a result, any significant and sustained appreciation of Rand against the U.S. dollar will serve materially to reduce Harmony’s Rand revenues and overall net income.
     Harmony is significantly influenced by the fluctuations in the Rand/U.S. dollar exchange.  While the Rand has both depreciated and appreciated against the U.S. dollar in the past year, these fluctuations have an impact on Harmony’s operating environment.
Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.
     The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold which Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s ore reserves are estimated based upon a number of factors, which have been stated in accordance with SEC Industry Guide 7. As Harmony’s ore reserve estimates are calculated based on estimates of future cash costs, (which in some cases are assumed to decrease significantly), future gold prices and, because of the fact that Harmony’s gold sales are primarily in U.S. dollars and Harmony incurs most of its cash costs in Rand, the exchange rate which is not under our control, between the Rand and the U.S. dollar and, in the case of Harmony’s Australian operations, between the Rand and the Australian dollar, significantly impacts this ore reserve estimate. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of Harmony’s gold deposits or the profitability of its future operations.
     Since ore reserves are only estimates that Harmony makes based on the above factors, Harmony may in the future need to revise these estimates. In particular, if Harmony’s cash costs of operating and production increase or do not decrease as assumed (whether in U.S. dollar terms, Rand terms, Australian dollar terms, or in relative terms due to appreciation of the Rand or the Australian dollar against the U.S. dollar) or the gold price decreases, the recovery of a portion of Harmony’s ore reserves may become uneconomical. This will force Harmony to lower its estimated reserves.
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
     Harmony’s exploration efforts might not result in the discovery of mineralization and any mineralization discovered might not result in an increase in Harmony’s proven and probable reserves. To access additional reserves, Harmony will need to successfully complete development projects, including extending existing mines and, possibly, developing new mines. Development projects would also be necessary to access any new mineralization discovered through our exploration activities around the world. Harmony typically uses feasibility studies to determine whether or not to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:
•	future gold and other metal prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore, and

•	anticipated total costs of the project, including capital expenditure and cash costs.
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
     Harmony has addressed growth through the recent expansion of its exploration activities. Harmony currently maintains a range of focused exploration programs, concentrating on areas not too distant from its operational mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal 2007 and for fiscal 2006, the bulk of exploration expenditure was allocated to activities in Australia, Papua New Guinea (“PNG”) and South Africa. However, there is no assurance that any future development projects will extend the life of Harmony’s existing mining operations or result in any new commercial mining operations.
As we currently do not enter into forward sales, derivatives or hedging arrangements with respect to our future gold production, we are exposed to the impact of any significant decrease in the gold price.
     As a general rule, we sell our gold at market prices. Currently, we generally do not enter into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. As a result, we may realize the positive impact of any short term increase in the gold price, but are not protected against decreases in the gold price, and if the gold price decreases significantly, our revenues may be materially adversely affected.
Harmony may experience problems in identifying, financing and managing new acquisitions and integrating them with its existing operations.
     Acquiring new gold mining operations involves a number of risks including:
•	Harmony’s ability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms;

•	obtaining the financing necessary to complete future acquisitions;

•	difficulties in assimilating the operations of the acquired business;

•	difficulties in maintaining the financial and strategic focus of Harmony while integrating the acquired business;

•	problems in implementing uniform standards, controls, procedures and policies;

•	increasing pressures on existing management to oversee a rapidly expanding company; and

•	to the extent Harmony acquires mining operations outside South Africa or Australia encountering difficulties relating to operating in countries in which Harmony has not previously operated.
     Our ability to make successful acquisitions and any difficulties or time delays in achieving successful integration of any of such acquisitions could have a material adverse effect on Harmony’s business, operating results, financial condition and share price.
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
     The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:
•	rockbursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	pillar mining

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
     Hazards associated with open cast mining (also known as open pit mining) include:
•	flooding of the open pit;

•	collapse of the open pit walls;

•	accidents associated with the operation of large open pit mining and rock transportation equipment; and

•	accidents associated with the preparation and ignition of large scale open pit blasting operations.
     Hazards associated with waste rock mining include:
•	accidents associated with operating a waste dump and rock transportation;

•	pillar mining; and

•	production disruptions due to weather.
     Harmony is at risk of experiencing any and all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase cash costs and result in financial liability to Harmony.
The nature of Harmony’s mining operations presents safety risks.
     The environmental and industrial risks identified above also present safety risks for Harmony’s operations and its employees and can lead to the suspension and potential closure of operations for indeterminate periods. For example, in October 2007, an incident occurred at the Elandsrand operation involving a compressed pipe column which broke off below the shaft surface bank and fell to the bottom of the men – and – material shaft, causing extensive damage to the shaft stee work and electrical cables. The incident resulted in 3,000 workers being stranded underground for more than 30 hours. Mining operations were temporarily suspended for 44 days to allow for repairs to be conducted in the shaft. These and other safety risks, even in situations where no injuries are experienced, can have a material adverse effect on the company’s operations and production.
Harmony’s insurance coverage may prove inadequate to satisfy future claims against it.
     Harmony has third-party liability coverage for most potential liabilities, including environmental liabilities. While Harmony believes that its current insurance coverage for the hazards described above is adequate and consistent with industry practice, Harmony may become subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which it has not insured or cannot insure, including those in respect of past mining activities. Further, Harmony maintains and intends to continue to maintain, property and liability insurance consistent with industry practice, but such insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will continue to be available at economically acceptable premiums. As a result, in the future Harmony’s insurance coverage may not cover the extent of claims against it for environmental or industrial accidents or pollution.
Harmony’s operations may be negatively impacted by inflation.
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
     Harmony has operations in South Africa, Australia and PNG. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect an investment in Harmony. It is difficult to predict the future political, social and economic direction in these countries, or any other country in which we operate, and the impact government decisions may have on our business.

Actual and potential shortages of production inputs may have an adverse effect on Harmony’s operations and profits.
     Harmony’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs. The price of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption on the supply of any of these materials would require Harmony to find substitute suppliers acceptable to it and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase Harmony’s operating costs and affect production considerations.
Harmony’s financial flexibility could be materially constrained by exchange control regulations as imposed by the South African Reserve Bank (“SARB”).
     South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. As a result, Harmony’s ability to raise and deploy capital outside South Africa is restricted. In particular, Harmony:
•	is generally not permitted to export capital from South Africa, to hold foreign currency or incur indebtedness denominated in foreign currencies without the approval of the South African exchange control authorities;

•	is generally not permitted to acquire an interest in a foreign venture without the approval of the South African exchange control authorities and first having complied with the investment criteria of the South African exchange control authorities;

•	is generally required to repatriate to South Africa profits of foreign operations; and

•	is limited in its ability to utilize profits of one foreign business to finance operations of a different foreign business.
     These restrictions could hinder Harmony’s normal corporate functioning, including its ability to make foreign investments and procure foreign currency denominated financings in the future. While exchange controls have been relaxed in recent years, it is difficult to predict whether or how the South African Government will further relax the exchange control regulations in the future.
     Since 1995, certain exchange controls in South Africa have been relaxed. The extent to which the South African Government may further relax such exchange controls cannot be predicted with certainty, although the Government has committed itself to a gradual approach of relaxation. Further relaxation, or abolition of exchange controls may precipitate a change in the capital flows to and from South Africa. In the event of the immediate abolition of exchange control there may be a sudden withdrawal of Rand from the South African market by investors. Because South Africa has a fully floating exchange rate and a flexible interest rate policy, this would result in a rapid depreciation of the Rand exchange rate which would serve to stem the withdrawal and would also result in an increase in interest rates due to the depreciation of the Rand.
Since Harmony’s South African labor force has substantial trade union participation, Harmony faces the risk of disruption from labor disputes and new South African labor laws.
     Despite a history of positive and constructive engagement with labor unions, there are periods during which the various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among Harmony’s employees, Harmony is at risk of having, and did experience in both fiscal 2006 and 2005 for example, production stoppages for indefinite periods due to strikes and other disputes. The National Union of Mineworkers (“NUM”) is a major union representing more than 75% of the employees in South Africa. Harmony is currently negotiating a compromise with the NUM to develop improved safety standards and performance by all stakeholders and to avoid antagonistic attitudes developing around safety issues. Failure to reach agreement on any disputes with NUM could have an adverse affect on our operations. Significant labor disruptions have affected our operations and financial condition before and we are not able to predict whether or not we will experience significant labor disputes in the future.
     South African employment law sets out minimum terms and conditions of employment for employees. Though these minimum terms and conditions may be improved upon by agreements concluded between Harmony and the trade unions, the prescribed minimum terms and conditions forms the benchmark for all employment contracts.
     South African employment law regulates the working hours of employees and provides for severance payment equivalent to one week for each completed year of service insofar as an employee’s employment is terminated due to operational requirements. Agreements between Harmony and the trade unions may vary the working hours and the payments employees are entitled to where their employment is terminated due to operational requirements.

     South African employment law allows an employer and trade unions to apply for exemption from certain sections of employment legislation. The Minister of Labor granted certain exemptions to gold and colliery members of the South African Chamber of Mines. These determinations by the Minister of Labor are designed to take into account the practical circumstances and arrangements which prevail in the gold and coal mining industries and not catered for in legislation. A number of the variations cater for the employees’ preferences in relation to working hours.
     Harmony is required to submit a report in terms of South African employment law detailing the progress made towards achieving employment equity in the workplace. In the event this report is not submitted, Harmony could attract substantial penalties.
     Development in South African employment law may increase our cash costs of production or alter our relationship with our employees and trade unions, which may have an adverse effect on our business, operating results and financial condition.
Harmony may suffer adverse consequences as a result of its reliance on outside contractors to conduct its operations.
     A portion of Harmony’s operations are currently conducted by outside contractors. As a result, Harmony’s operations are subject to a number of risks, some of which are outside Harmony’s control, including:
•	negotiating agreements with contractors on acceptable terms;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure of a contractor to perform under its agreement with Harmony;

•	interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	problems of a contractor with managing its workforce, labor unrest or other employment issues.
     In addition, Harmony may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Harmony’s business, results of operations and financial condition. See “Directors, Senior Management and Employees—Employees.”
HIV/AIDS poses risks to Harmony in terms of productivity and costs.
     The incidence of HIV/AIDS in South Africa and PNG, which is forecast to increase over the next decade, poses risks to Harmony in terms of potentially reduced productivity and increased medical and other costs. Harmony expects that if a significant increase in the incidence of HIV/AIDS infection and HIV/ AIDS-related diseases among the workforce over the next several years occurs then this may have an adverse impact on Harmony’s operations, projects and financial status. This expectation, however, is based on assumptions about, among other things, infection rates and treatment costs which are subject to material risks and uncertainties beyond Harmony’s control. As a result, actual results may differ from the current estimates.
The cost of occupational healthcare services may increase in the future.
     Harmony’s operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens. The present Mine Health and Safety Act 29 of 1996, or the Mine Health and Safety Act, which imposes various duties on Harmony at its mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters.
     The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs the payment of compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are available to Harmony’s employees from its existing healthcare facilities in South Africa. There is a risk that the cost of providing such services could increase in future depending on changes in the nature of underlying legislation and the profile of Harmony’s employees. This increased cost, should it transpire, is currently indeterminate. Harmony has embarked on a number of initiatives focused on improving the quality of life of Harmony’s workforce, although there can be no guarantee that such initiatives will not be adversely affected by increased costs.
Laws governing mineral rights affect our business.
     Harmony is governed by the South African Mineral and Petroleum Resources Development Act 2002 (“MPRDA”). See “Regulation—Health and Safety Matters—South Africa” for a description of the principal objectives set out in the MPRDA.
     Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and renewable for periods not exceeding 30 years each thereafter), provided that mining companies apply for new order mining rights over existing operations within five years of May 1, 2004 or before the existing right expires, whichever is the earlier date and fulfill requirements specified in the MPRDA and the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry (“Mining Charter”).
     The Mining Charter was signed by government and stakeholders in October 2002 and contains principles relating to the transfer, over a 10-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to historically disadvantaged South Africans, as defined in the Mining Charter (“HDSA”). An interim target of 15% HDSA participation over 5 years has also been set and to this end, the South African mining industry has committed to securing financing to fund participation by HDSAs in an amount of R100.0 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a “Scorecard”, in which the levels of compliance with the objectives of the Mining Charter can be “ticked off” after 5 and 10 years respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resources and skills development; employment equity; procurement and beneficiation. In addition, the Mining Charter addresses socio-economic issues, such as migrant labor; mine community and rural development, and housing and living conditions.
     Currently, the South African government has given its assurance that the Mining Charter will take precedence over the more recently promulgated Black Economic Empowerment Act, 2003 and particularly the Codes of Good Practice published thereunder, which are of general application to the South African economy. It is therefore envisaged that the Mining Charter will remain relevant to securing the conversion of mineral rights.
     Harmony actively carries out mining and exploration activities in all of its material mineral rights areas. All of Harmony’s operations have been granted their mining licenses and execution of the licences will be finalised by January 2008. We will be eligible to apply for new licenses over existing operations, provided that we comply with the Mining Charter. We have taken steps to comply with the expected provisions of the Mining Charter, such as promoting value-added production, exploring black empowerment initiatives and increasing worker participation. Failure to comply with the conditions of the mining licences could have a material adverse effect on our operations and financial condition.
     The MPRDA also makes reference to royalties payable to the South African state in terms of the envisaged Mining and Petroleum Royalty Act which has not yet been finalized. However, a Bill, known as the Royalty Bill, has been made available for public comment. The introduction of the Mining and Petroleum Royalty Act will have an adverse impact on the profits generated by Harmony’s operations in South Africa. According to the terms of the draft regulations, royalties will only be payable from 2009.
     In Australia, most mineral rights belong to the government, and mining companies pay royalties to the government based on production. There are, however, limited areas where the government granted freehold estates without reserving mineral rights. Harmony’s subsidiary, New Hampton, has freehold ownership of its Jubilee mining areas, but the other mineral rights in Harmony’s Australian operations are subject to royalty payments. In addition, current Australian law generally requires landowner title approval to be obtained before a mining license can be granted and mining operations can commence. New Hampton and Hill 50 have approved mining leases for most of their reserves, including all reserves that are currently being mined. Should New Hampton or Hill 50 desire to expand operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to the start of mining, and that process could require landowner title approval. There can be no assurance that any approval would be received. Please also see “Regulation” for further information.
     In PNG, Harmony’s mining operations will be subject to royalty payments to the government of PNG. Should we desire to expand any of our initiatives in PNG operations into additional areas under exploration, these operations would need to convert the relevant exploration licenses prior to the start of mining, and that process could require landowner title approval. There can be no assurance that any approval would be received. Please also see “Regulation” for further information.
Harmony is subject to extensive environmental regulations.
     As a gold mining company, Harmony is subject to extensive environmental regulation. Harmony has experienced and expects to continue to experience increased cash costs of production arising from compliance with South African and Australian environmental laws and regulations. The MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of Harmony’s prospecting and mining operations on the environment.
     Pursuant to these regulations, upon the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization in South Africa, Harmony will remain liable for compliance with the provisions of the MPRDA, including any rehabilitation obligations. This liability will continue until such time as the South African Department of Minerals and Energy certifies that Harmony has complied with such provisions.
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
     The South African government has reviewed requirements imposed upon mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the MPRDA, the South African National Nuclear Regulator Act 1999, the South African National Water Act of 1998 and the South African National Environmental Management Act 1998, which include stringent “polluter-pays” provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous wastes, the pollution of ground and ground water systems and the duty to rehabilitate closed mines, may result in additional costs and liabilities.
     Harmony’s Australian and PNG operations are also subject to various laws and regulations relating to the protection of the environment, which are similar in scope to those of South Africa.
Harmony may not pay cash dividends to its shareholders in the near future.
     While it is the intention of Harmony to declare and pay cash dividends, it is its policy to only do so if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including the amount of cash available and on capital expenditures and other cash requirements existing at that time. Under South African law, cash dividends may only be paid out of the retained or current profits of Harmony. We did not declare a cash dividend in fiscal 2007, 2006 or 2005 and we cannot guarantee that cash dividends will be paid in the future.
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
     Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations and other listing regulations applicable to us are subject to change and can create uncertainty for companies like Harmony. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
     Beginning this fiscal year ending June 30, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Harmony is required to furnish a report by its management on its internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of Harmony’s internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not its internal controls over financial reporting are effective. Harmony is required to have its independent auditors publicly disclose their conclusions regarding the evaluation.
     During fiscal 2007, we experienced a breakdown in internal controls over financial reporting related in part to the implementation of a new Enterprise Resource Planning (ERP) system. Certain month-end controls relating to accounts payable, cash and bank deposits as well as inventory could not be performed during the fiscal year due to difficulties encountered with the implementation of the system which led to material adjustments being required in our financial statements. Accordingly, we have identified certain material weaknesses in our internal controls over financial reporting, in particular relating to the information technology control environment and the financial reporting closing process which have also negatively impacted the report issued by our auditors regarding our internal controls over financial reporting. See Item 15. – “Disclosure Controls and Procedures.”
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.
Investors may face liquidity risk in trading Harmony’s ordinary shares on the JSE Limited.
     The primary listing of our ordinary shares is on the JSE Limited. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Harmony’s ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See “The Offer and Listing—The Securities Exchange in South Africa.”

Because Harmony has a significant number of outstanding share options and convertible debt instruments, Harmony’s ordinary shares are subject to dilution.
     Harmony has employee share option schemes as well as other share schemes. The employee share option schemes came into effect in 1994, 2001 and 2003 respectively and a new share scheme was introduced in 2006. Harmony’s board has authorized up to 14% of the issued share capital to be used for these plans. Additionally, the company has convertible uncollaterized fixed rate bonds in the amount of $237 million which are due on May 21, 2009. These bonds may be converted into equity at the option of the bondholder at any time from July 1, 2004 and May 15, 2009 at a specific conversion price based on the outstanding principal amount divided by the conversion price in effect on that date. As a result, shareholders’ equity interests in Harmony are subject to dilution to the extent of the future exercises of the options, through share schemes and convertible debt instruments.
Item 4. INFORMATION ON THE COMPANY
BUSINESS
History and Development
     Harmony conducts underground and surface gold mining and related activities, including exploration, processing and smelting. We are currently the third largest producer of gold in South Africa, producing approximately 19.7% of the country’s annual gold output, and the fifth largest gold producer in the world with operations and projects in South Africa, Australia and PNG. Harmony’s gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 2.3 million ounces of gold in fiscal 2007. As at June 30, 2007, our mining operations reported total proven and probable reserves of 53.67 million ounces, primarily from South African sources. In fiscal 2007, we processed approximately 22.8 million tons of ore.
     In fiscal 2007, approximately 90% of Harmony’s gold production took place in South Africa and approximately 10% in Australia. In fiscal 2007, approximately 95% of Harmony’s South African gold came from underground mines, approximately 3% came from its Kalgold opencast operation, and approximately 2% was produced from the treatment of surface sand and slime operations. For more detailed geographical information about Harmony’s activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, see Item 4. “Information on the Company – Regulation” and Item 10. “Additional Information – Memorandum and Articles of Association”.
     We also have exploration and evaluation programs focused on parts of Australia, PNG and West Africa. Exploration and evaluation of Africa is handled through the South African office, while Australian and PNG exploration and evaluation opportunities are handled through the Australian office.
     Harmony was incorporated and registered as a public company in South Africa on August 25, 1950 (under registration number 1950/038232/06). Harmony poured its first gold on 11 September 1954. In the early seventies it was merged with the Anglovaal mines, Merriespruit and Virginia, forming Harmony Gold Mining Company Limited. In 1995, Harmony was rejuvenated. It expanded from a single lease-bound mining operation into an independent, world-class gold producer. We acquired additional mineral rights in the Free State, Mpumalanga, Gauteng and North West provinces in South Africa when we acquired Lydex in 1997, Evander in 1998, Kalgold in 1999, Randfontein in 2000, ARMgold in 2003 and Avgold in 2004. In building our Australian portfolio, we acquired Hill 50 and New Hampton in Western Australia in 2001 and 2002, respectively, and started our exploration portfolio in PNG with projects in the Morobe province originally through our acquisition of Abelle in 2003. In 2007 we became a member of the World Gold Council, the association representing the wider marketing and public policy issues of many of the world’s biggest gold mining companies.
     Our principal executive offices are located at Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa and the telephone number at this location is +27-11-411-2000.
South African Operations
     In South Africa, Harmony operates a total of 22 shafts, 1 project shaft, 1 open cast mine, and 9 processing plants which are located in all of the currently known goldfields in the Witwatersrand basin of South Africa as well as the Green Stone belt. These operations produced 2.1 million ounces in fiscal 2007, and South Africa represented approximately 91% (or 48.95 million ounces) of Harmony’s total proven and probable reserves. The deep level gold mines located in this basin include those in the Free State province, the Evander gold mine in Mpumalanga province, the Randfontein and Elandskraal mines in the West Rand goldfields in Gauteng province and the Orkney and Kalgold operations in the North West province. In September 2007, Harmony announced that it has signed formal agreements with Pamodzi Gold Limited (“Pamodzi Gold”) regarding the sale of Orkney shafts. See Item 8 — “Recent Developments”.
     Ore from the shafts and surface material are treated at 9 metallurgical plants in South Africa (4 in the Free State, 1 in Carltonville, 2 in Evander, 2 in Randfontein and 1 near Mafikeng). There are 2 plants on care and maintenance which can be restarted if additional processing capacity is required (Joel plant and St. Helena plant).
     We manage and evaluate our operations on a shaft-by-shaft basis. The South African underground operations are treated as three separate reporting segments for management and reporting purposes. We have found this system to be very effective as, among other things, it allows for different management styles and capital allocations.
     These 3 segments are:
•	the Quality Assets, which typically have a larger reserve base and hence a longer mine life. These form the core of our operations;

•	the Leveraged Assets are those that have a large resource base and provide significant upside in the event of a rising gold price; and

•	the Growth Assets, which comprise the expansion projects and new mines currently under development in South Africa.
     There are also a number of surface operations around existing mines, which treat historic sand dumps, rock dumps and tailings dams next to our underground operations in addition to the Kalgold open-cast mine:

Surface
Quality Assets	Leveraged Assets***	Growth Assets	Operations
Target	Bambanani	Elandsrand mine and project	Kalgold
Tshepong	Joel	Doornkop mine and project	Freegold
Masimong shaft complex	West Shaft*	Phakisa capital project	Free State
Evander 2,3 & 5	St. Helena		Randfontein
Evander 7	Harmony 2		Target
Evander 8	Merriespruit 1
Cooke 1	Merriespruit 3
Cooke 2	Unisel
Cooke 3	Brand 3
Orkney 2**
Orkney 4**
Orkney 7**

*	West Shaft closed end of March 2007.

**	On September 24, 2007 an agreement to sell the Orkney shaft was entered into with Pamodzi Gold and is expected to be concluded by the first half of 2008.

***	The Harmony 4 Shaft, St. Helena 2 Shaft and Eland Shaft are all currently under care and maintenance as of June 30, 2007.
Australasian Operations
     Harmony’s interests in Australasia are located in Australia and PNG and represent 9% (or 4.72 million ounces) of Harmony’s total proven and probable reserves.
     Harmony’s interests in Australia consist of two operating centers, consisting of both underground and open pit mines located at Mt. Magnet and South Kalgoorlie in Western Australia. Underground and surface mining is conducted at each of our Australian operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access through open pits (mining at the decline at South Kalgoorlie ceased at the end of the financial year). These operations produced 224,799 ounces in fiscal 2007 (2006: 231,461 ounces) and represented approximately 1% (or 0.46 million ounces) of Harmony’s total proven and probable reserves. Ore from the shafts and surface material are treated at two metallurgical plants in Australia (one at Mt. Magnet and one at South Kalgoorlie).

     Harmony has classified the Western Australia operations as available for sale. In July 2007, Harmony entered into an agreement with Dioro Exploration NL (Dioro) to acquire Harmony’s South Kalgoorlie assets in Western Australia. The total purchase price is A$45 million, which consists of a cash component and a share component. The share component entails the issuance of 160 million Dioro shares, or shares to the value of A$20 million, and a cash component of A$25 million. The transaction is subject to various conditions precedent, including a minimum capital raising by Dioro of A$35 million by the completion date. The completion of the agreement is subject to regulatory approvals.
     In November 2007, Harmony announced that it has signed a letter of intent with the Australian-based junior miner Monarch Gold Mining Company for the sale of its Mt Magnet operations for A$65 million. The Mt Magnet asset package, which includes Hill 50, Great Fingall, St George, Star and Big Bell mines, comprises a resource inventory of 2.7Moz of gold, tenements covering approximately 62,000 hectares and 166 exploration licence blocks, along with a 2.7Mt a year capacity plant. The offer is made up of a combination of A$30 million cash, A$20 million in shares and A$15 million in convertible notes. The transaction will require a capital raising by Monarch on the Toronto Stock Exchange by the completion date.
In PNG, Harmony owns development and exploration prospects in the Morobe Province. Harmony is in the process of building a new mine in Hidden Valley which is expected to commence production in the March 2009 quarter. In addition, Harmony has completed its Golpu stand alone pre-feasibility study (PFS) during the June 2007 quarter, on time and within budget. The study has identified a technically and economically viable project plan, with the highlight being the definition of a probable ore reserve of 70.8 million tonnes grading 1.1% copper, 0.61g/t gold and 121ppm molybdenum. Importantly, the mining plan has restricted the overall average arsenic grade to 136ppm, with the highest grade in any single year restricted below 300ppm, to ensure that a saleable concentrate is maintained throughout the project life. PNG represents approximately 8% (or 4.26 million ounces) of Harmony’s proven and probable reserves. Harmony has indicated that it will be looking at a partnership on the PNG assets, to assist in the development thereof.
Competitive Strengths
Leading market position in the attractive gold industry
•	We believe that our size and leading market position enables us to undertake exploration and simultaneously develop multiple projects around the world, as well as secure capital on competitive terms.

•	The global gold industry offers a number of attractive industry fundamentals from which we benefit. This includes the absence of available substitutes, relatively high barriers to entry, and increasing gold producer concentration.

•	We are developing new mines at a planned lower cost per ounce than our current operations, which we believe will help make them robust enough to survive any margin squeeze and to withstand any reversal in the gold price. We expect the gold price to continue its upward trend in the medium term.
     Significant reserves with long mine lives
•	Harmony’s ore reserves as of June 30, 2007 amounted to 53.67 million ounces of gold spread across our assets in South Africa, Australia and PNG. This ore reserve base is sufficient to support our existing operations in excess of 20 years at current production levels. Year-on-year depletion accounted for 2.3 million ounces after disposals, shaft closures and the loss of Western Area equity ounces of 5.4 million ounces. However, the positive progress made with prefeasibility studies at the Evander South Project and at Wafi/Golpu in PNG added 3.5 million ounces to reserves.

•	Of the company’s 53.67 million ounces of reserves, 41.5 million ounces are classified as above infrastructure and 12.2 million ounces are classified below infrastructure (reserves for which capital expenditure has still to be approved).
     Highly attractive project pipeline
•	We have a diverse portfolio of gold development projects spread across South Africa and PNG. These projects include Elandsrand, Doornkop, Tshepong and Phakisa in South Africa, and Hidden Valley in PNG, which, when developed, could deliver up to 1.4 million ounces of additional production by 2011.

•	We believe the relatively higher grade of these South African deposits and/or lower cost base will result in these additional ounces being produced at highly competitive cash costs. This in turn may result in a reduction in our overall cash cost position as these new projects are commissioned.

•	In addition to these projects, we have a number of additional development prospects that are being considered and progressed, including the processing of sand dumps and tailings dams in our Mega Dumps projects, the processing of rock dumps, and developing the Wafi/Golpu copper/gold deposit in PNG, which, when all developed, could increase production by a further 1.0 million ounces per annum.

•	We have also expanded our exploration skill base, evidenced by our progress in PNG.

•	We are also currently assessing potential options for our uranium deposits.
     Positive gold market outlook
•	The gold market continued its strong trend over the last year, with the fiscal 2007 average gold price of $694 per ounce. This increase in the gold price has been driven predominantly by a combination of increased investment, consumer demand, flat mine production and relatively weak US dollar.

•	Increased investment demand has been one of the major catalysts behind a recent surge in gold demand, with private investors now owning more gold than the governments of the world. The reasons behind this increased demand are varied, and include: concerns over the future of the U.S. economy and its currency; investors seeking portfolio diversification; the launch of a number of gold exchange traded funds; and investors seeking a safe haven in turbulent geopolitical tensions.

•	We believe these fundamental drivers behind increased demand and decreased new supply of gold will remain in the future, which will in turn support a higher gold price over this period. As an unhedged gold producer, Harmony will benefit from a rising gold price environment.

•	In addition, the fundamental demand for gold appears to have continued with lower official sales and an acceptance of a new “floor price” in the gold jewelry sector. Producer de-hedging, combined with the continued decline in global gold output, underpins the positive view.
     Increased focus on earnings margins and cost
•	Our aim to return to profitability is assisted by improved market conditions for South African gold producers, but also importantly, through a restructuring of our portfolio to increase productivity and optimize overall production levels, while closing or divesting lower quality ounces.

•	We are committed to lower our cost base and extensively benchmark our costing parameters both internally between operations within Harmony, and externally against other gold producers.

•	We are confident that the benefits of our restructuring process and ongoing cost focus will be sustained in the long term, and as a result, our ability to withstand any future adverse market conditions has been significantly enhanced.
     Conservative balance sheet and low gearing
•	We maintain a conservative gearing policy and seek to fund ongoing capital expenditure (excluding growth projects) through cash generated from existing operations.

•	Our low level of gearing should provide us with the ability to utilize debt to fund capital and development expenditure requirements for our new projects.

     Experienced management team with significant industry expertise
•	Our senior management team consists of experienced mining executives with extensive industry backgrounds combined with geological and metallurgical expertise.

•	Our senior management team has a proven track record in developing and managing the operations under its control, and has demonstrated an ability to optimize underperforming assets as well as developing new projects around the world.
     Leading Black Economic Empowerment strategy
•	Harmony is proud to be a South African company and fully embraces the country’s transformation initiatives. We are 16% owned by African Rainbow Minerals (“ARM Limited”), a black empowerment company in which our chairman, Patrice Motsepe, owns an interest.

•	We believe that we have gone beyond the requirements of the Mining Charter by ensuring that our historically disadvantaged South African (“HDSA”) partners are truly empowered, that we are largely managed by a HDSA Board, and that we continue to engage with black shareholders and/or partners to find more opportunities to invest in BEE transactions and involve HDSA partners.

•	We will continue to embrace empowerment as part of our growth strategy and we acknowledge that empowerment forms a fundamental part of our business into the future.
Strategy of organic growth
Harmony’s organic growth strategy is focused on the extraction of high-quality ounces and developing and operating our long-life mines. Through our back to basics approach of disciplined mining, we aim to reduce costs and increase productivity. Our dedicated and participative management team endeavours to meet production targets, reduce costs and optimize the orebodies for the benefit of all our stakeholders.
Organic growth focused on high quality ounces
•	Harmony’s extensive experience and ten-year track record of successfully identifying, exploring and developing its own projects is a core component of our value creation strategy.

•	Our ongoing exploration programme is focused on both on-mine exploration, which targets resources within the economic radius of existing mines, and new mine exploration, which targets promising early to advanced stage projects around the world.

•	Harmony is currently expanding its production base in South Africa and PNG, with a focus on developing new mines at competitive cash costs and upgrading the overall quality of our portfolio.

•	We currently have a diverse project pipeline, comprising five projects that are well advanced and, if all developed, could deliver up to an additional 1.4 million ounces of low-cost production by 2011. These projects include Elandsrand New Mine, Doornkop South Reef, Tshepong Sub 66 Decline and Phakisa in South Africa, and Hidden Valley in PNG, which, if all developed, would contribute to a reduction in our overall cash costs per ounce when they come on-stream.

•	In addition to these projects, we have a number of additional development prospects that are being progressed, including surface sand dumps, rock dumps and tailings dams, reviewing the potential of our uranium deposits, and developing the Wafi/Golpu copper/gold deposit in PNG, which, when an investment decision is taken by the board to develop them once feasibility studies are complete, could increase production by up to a further 1.0 million ounces.

•	We have also expanded our exploration skill base, evidenced by our progress in PNG.

Operational Strategy: “Back to Basics”:
Our operational strategy is underpinned by the back to basics strategy of disciplined mining, cost control, ore reserve management and efficiency.
Empowered management teams
•	At each mining site, Harmony has established small, multi-disciplinary, focused management teams responsible for planning and implementing the mining operations at the site. Each of these teams is accountable for the results at its particular site and reports directly to Harmony’s Board.
     Active involvement and management
•	Annual operational goals and targets, including cost, volume and grade targets are established in consultation with Harmony’s executive committee for each mining site. Each management team develops an operational plan to implement the goals and targets for its mine site. Members of Harmony’s executive committee review and measure the results at each mining site on a regular basis throughout the year.
     Focus on increased productivity
•	Gold mining in South Africa is labor intensive, accounting for about 50% of Harmony’s South African operating costs. To control these costs, Harmony structures its operations to achieve maximum productivity with the goal of having 60% of Harmony’s workforce directly engaged in stoping, or underground excavation, and development rock breaking activities.
     Commitment to cost control
•	Harmony is committed to reducing its cost base and, to this end, Harmony benchmarks its costing parameters both internally between operations within Harmony and externally against other gold producers.
     Proactive maintenance practices
•	Harmony applies a principle of “appropriate maintenance” which allows it to spend capital commensurate with the life of a specified operation. This principle ensures safe operation and reduces capital that may be used ineffectively on mines that have a limited life.
     Implementation of new systems
•	Harmony has implemented cost accounting systems and strict ore accounting and ore reserve management systems to measure and track costs and ore reserve depletion accurately, so as to enable it to be proactive in its decision making.
     Increasing consistency at our operations
•	We are committed to increasing the consistency of our operations, in terms of both gold ore grades and production levels, in order to extract optimal value from our orebodies. To achieve this, we have undertaken an intensive program over the last 18 months to significantly improve the mining flexibility of our operations by increasing our development expenditure and focusing on comprehensive ore reserve management. We have made significant progress on this objective, as evidenced by our substantially improved development rates.

•	We are currently reviewing potential opportunities in respect of certain deposits and assets which we may develop independently of our core gold business, and in particular, our uranium assets, of which the underground resources are not currently reflected on our balance sheet or reserve statement. In respect of our Wafi/Golpu copper/gold prospects, we may seek to develop those assets with partners.

     Selected acquisitions that diversify our operations and complement our competitive strengths
•	Harmony has a long track-record of acquisitions, having completed over 25 transactions over the last eleven years and successfully integrating each of these operations into the Company.

•	We possess broad and extensive gold mining experience gained through the development and operation of both surface, opencast mines and mechanized, underground mines. This breadth of expertise provides us with a competitive advantage when evaluation acquisition opportunities.

•	Our acquisition strategy is currently focused on establishing another major growth area outside of South Africa by 2011. We believe that there is value in further diversifying our production base outside of South Africa, as well as applying our broad development and operational skills to new types of deposits.
     Targeted disposals that will upgrade our overall portfolio quality
•	Harmony has accumulated a diverse portfolio of assets, a number of which are nearing the end of their productive lives for Harmony and are considered non-core to our business. However, these assets may be of higher value to smaller producers who are less concerned about short mine lives, and can still profitably operate these assets for a number of years.

•	As a result, we believe our disposal strategy will create value through the targeted sale of these assets which for Harmony have relatively higher cost bases and/or shorter mine lives.

•	However, we will look to retain upside gold exposure from any disposal through gold royalty arrangements. essentially a deferred purchase payment that is geared to increased production and increased gold price.

•	This disposal process is already well progressed, with an agreement entered into for the sale of the Orkney operations in September 2007. This sale includes gold royalty arrangements, and is due to be concluded by the first half of calendar 2008.

•	We have also signed sale agreements or letters of intent for the disposal of our Western Australian gold operations which includes South Kal and Mt Magnet.
     Initiatives that target specific opportunities
•	We acknowledge significant capital expenditure and a commitment to a long time horizon are required to develop our projects into new mines. However, we firmly believe that this is the foundation of Harmony’s future, and to this end, have made substantial investments in our major projects both in South Africa and PNG.
Principal Investments
     We have concluded several other strategic transactions within and outside South Africa in the last three fiscal years, which are summarized below.
     In March 2007, Harmony concluded negotiations with Rio Tinto plc (“Rio Tinto”) in which we purchased Rio Tinto’s rights to the royalty agreement entered into prior to the acquisition by Harmony of the Hidden Valley and Kerimenge deposits in PNG. The cost to Harmony of approximately US$22.5 million (R158 million) will be met through the issue of shares and a cash payment of US$2.5 million (R18 million). The effect of the transaction will be to reduce the cost of gold produced at Hidden Valley by US$13 per ounce, estimated at around US$35 million savings over the life of the mine. The remaining condition precedent, which is to obtain approval of the relevant PNG minister on the recommendation of the Mining Advisory Council that the royalty rights may be transferred to Harmony, has not yet been satisfied. As a result the agreement was extended to the end of December 2007; however there can be no guarantee that the Mining Advisory Council will approve the transfer.
     On June 21, 2006, Harmony announced that it had acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company Limited (“Village”) for an amount of R458,775 (US$0.1 million). The equity stake was purchased from ARM Limited at a price of SA 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, Harmony was obliged under the securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. On August 14, 2006, Harmony announced that minority shareholders holding 3,163 shares in Village (being 0.08% of the shares in respect of which the offer was made) had accepted its offer. Harmony now holds 2,295,663 shares representing 37.83% of the issued share capital of Village. See Item 7. “Related Party Transactions.”
     On March 9, 2006, Harmony announced that it had acquired a total of 44.9 million shares in Western Areas Limited (Western Areas) for R2 billion (US$321 million), representing a 29.2% stake. This was done by acquiring 37.37 million shares from Allan Gray and buying a total of 7.62 million shares on the open market. To finance this acquisition, Harmony entered into a term loan facility of R1.0 billion (US$280.8 million) with Rand Merchant Bank (“RMB”), for the purpose of partially funding the acquisition of the 29.2% stake in Western Areas. Interest is compounded at a rate equal to three-month JIBAR plus 1.5%. The loan amount is payable on March 13, 2007, and interest, which is compounded monthly and payable quarterly from June 13, 2006. See Item 7. “Related Party Transactions.” The loan was repaid during March and April 2007. See Item 5. “Recently Retired Credit Facilities and Other Borrowings.”
     On December 8, 2006 the Company disposed of its interest in Western Areas in exchange for Gold Fields ordinary shares. This was in terms of an offer by Gold Fields whereby every 100 Western Areas Shares were exchanged for 35 Gold Fields shares. The Company received 15.7 million Gold Fields shares, issued at R135.02 per share, for its 44.9 million Western Areas shares.
     On October 18, 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields Limited offering 1.275 newly issued Harmony shares for each Gold Fields share. The proposed merger was structured on the basis of an Initial Offer and a Subsequent Offer. As at December 1, 2004, Harmony had received valid acceptances of the Initial Offer in respect of a total of 57,993,991 shares representing approximately 11.5% of the entire issued share capital of Gold Fields. Between November 30, 2004, and December 14, 2004, Harmony issued 72,173,265 offer shares as consideration for the Initial Offer. On May 20, 2005, the Witwatersrand Local Division of the High Court of South Africa ruled that Harmony’s Subsequent Offer for Gold Fields had lapsed at midnight on December 18, 2004. Accordingly, the Subsequent Offer was no longer in force and no Gold Fields shares tendered into the Subsequent Offer were accepted. Harmony has since disposed of its Gold Fields investment.
Disposals
     See Item 8 — “Recent Developments” for post-year end disposals.
     The Company disposed of 1,150,000 Gold Fields shares for $19.7 million in a range of transactions between January 26, 2007 and February 12, 2007. The total cost of these shares was $21.4 million, resulting in a loss of $1.7 million. During May and June 2007, a further 1.5 million shares with a cost of $28.3 million were disposed of for $25.1 million, resulting a a loss of $3.2 million.
     In June 2007, Harmony announced that it has signed an agreement to divest of its nickel tenements at its South Kalgoorlie Mines for A$20 million in cash, subject to certain conditions precedent. The transaction is expected to conclude in the December 2007 quarter.
     In April 2007, the surface assets and metallurgical plant at Deelkraal was sold to Ogoerion Construction CC for R98 million ($13.7 million). It was agreed that the purchase price be paid in installments over a 24-month period.
     On October 19, 2006, Randfontein 4 shaft was sold to Simmer & Jack Limited for an amount of R60 million ($8.5 million).
     On March 31, 2006, the company disposed of the entire share capital of Buffalo Creek Mines (Pty) Ltd for R106 million (A$24 million). According to the agreement the A$24 million was to be settled as follows: (i) A$4.3 million to be paid in cash; (ii) 1,907,892 shares in GBS Gold International, valued at A$5 million; (iii) A$5 million to be paid in cash in September 2006; (iv) Shares in GBS Gold International, equal in value to A$4.4 million, to be issued in September 2006; and (v) A$5.4 million to be paid in cash in September 2007. The net asset value of Buffalo Creek Mines (Pty) Ltd was R92 million (A$20.1 million) (US$14.2 million), resulting in a profit of R14 million (A$3.1 million) (US$3 million). Final settlement was received as per contract in September 2007.
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

     On November 16, 2005, the company disposed of the remaining portion of the Gold Fields investment purchased in fiscal 2005 for R2.4 billion (US$361.8 million). The process was concluded through market disposals which began on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of R2.1 billion (US$316.4 million), resulting in a profit of R307 million (US$45.4 million).
     On June 3, 2005, the company disposed of 30 million shares in Gold Fields for R2 billion (US$297.6 million). The investment was acquired at a cost of R2.4 billion (US$357.8 million), resulting in a loss of R372 million (US$60.4 million).
     On April 1, 2005 the Company disposed of its 12.7% holding in Bendigo Mining NL for $25.5 million, resulting in a realized profit of $4.9 million.
     On February 3, 2005, Harmony undertook a secondary placing of 3,703,704 shares of its holding in ARM Limited at a price of R27.00 per share. On March 15, 2005, Harmony placed another 3,418,803 of its ARM Limited shares at a price of R29.25 per share. On April 21, 2005, Harmony disposed of its 14% investment in ARM Limited to the ARM Broad-Based Empowerment Trust (“the ARM Empowerment Trust”) for a cash consideration of R829,827,460 representing a price of R29.00 per ARM Limited share. The ARM Empowerment Trust has been established for the purpose of holding the ARM Limited shares to further facilitate broad-based empowerment in ARM Limited’s shareholder base. ARM Limited is Harmony’s second largest shareholder and Broad-based Black Economic Empowerment (BEE) partner holding 16% of Harmony. For U.S. GAAP purposes, Harmony did not recognize the disposal of its investment in ARM Limited to the ARM Empowerment Trust as a sale. See Item 7. “Major Shareholders and Related Party Transactions” and the consolidated financial statements included in this annual report for a discussion on the treatment of this transaction.
Hedging Policy
     Harmony has consistently maintained a policy of not entering into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. As a result of this policy, Board approval is required when hedging arrangements are to be entered into to secure loan facilities. Any change to this policy requires ratification by the Board.
     Where any such gold hedging position is acquired, Harmony’s policy is to eliminate any such positions existing within acquired companies as soon as this can be achieved through sound, commercially advantageous transactions. There may, however, be instances where certain hedge positions in acquired companies need to be kept in place for contractual or other reasons. In line with this policy, Harmony has historically closed out hedging arrangements inherited through its acquisitions. Harmony’s revenues are sensitive to the Rand to U.S. dollar exchange rates as all the revenues are generated by gold sales denominated in U.S. dollars. Harmony, does not enter into forward sales, derivatives or other hedging arrangements to establish a Rand to U.S. dollar exchange rate in advance for the sales of its future gold production.
     In May 2007, Harmony closed out the remainder of its Australian hedge book, which it had inherited with the acquisition of the Hill 50 mine. In total, some 220,000 ounces were closed out at an average spot rate of A$809/ounce, for a total cost of A$72.8 million ($60.0 million). This means that Harmony is now totally unhedged.
Description of Mining Business
Exploration
     Exploration activities are focused on the extension of existing orebodies and identification of new orebodies, both at existing sites and at undeveloped sites.
     Our gold-focused exploration program has two components:
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
     We conduct exploration activities on our own or with joint venture partners. As at June 30, 2007, our prospecting interest in South Africa measured 95,827 hectares (236,798 acres), 348,000 hectares (859,926 acres) in PNG and 325,088 hectares (803,310 acres) in Australia.
     Harmony spent $26.9 million on exploration in fiscal 2007 and the bulk of exploration expenditure was allocated to activities in Australia, PNG and South Africa with smaller expenditures in other parts of Africa. In fiscal 2008, Harmony intends to carry out exploration in PNG, Australia, South Africa and other parts of Africa.
Mining
     The mining process can be divided into two main phases: (i) accessing the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.
•	Accessing the orebody. In Harmony’s South African underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. In Harmony’s Australian underground mines access to the orebody is by means of declines. Horizontal development at various intervals of the decline extends access to the horizon of the ore to be mined. The declines are advanced on a continuous basis to keep ahead of the mining taking place on the levels above. In Harmony’s open pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.

•	Mining the orebody. The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned, and the ore is transferred to the transport system. In open pit mines, gold-bearing material may require drilling and blasting, and is usually collected by bulldozers or shovels to transfer it onto trucks, which transport it to the mill.
     In Harmony’s South African underground mines, once ore has been broken, train systems collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps. In the Australian underground mines once ore has been broken it is loaded into trucks, which transport it to the mill. In open pit mines, ore is transported to treatment facilities in large-capacity vehicles. The Hidden Valley mine in PNG will also be an open pit operation.
Processing
     We currently have 9 operational metallurgical plants and 3 metallurgical plants on care and maintenance in South Africa. We also have 2 operational metallurgical plants in Australia that treat ore to extract the gold and intend to construct a metallurgical plant at the Hidden Valley project in PNG. The principal gold extraction processes we use are carbon in leach, or CIL, and carbon in pulp, or CIP.
     The gold plant circuit consists of the following:
•	Comminution. Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod and tube and ball mills. Our more modern milling circuits include semi- or fully-autogenous milling where the ore itself is used as the grinding medium. Typically, ore must be ground to a minimum size before proceeding to the next stage of treatment.

•	Treatment. In most of our metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL or CIP processes.
     Gold in solution, at one of our plants, is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Cathode sludge or dore bars produced from electro- winning is now currently sent directly to

Rand Refinery. Most of the South African plants no longer use smelting to produce rough gold bars (dore). Harmony’s Australian plants and its South African zinc precipitation plants continue to smelt precipitate to produce rough gold bars. These bars are then transported to the Rand Refinery or in the case of the Australian plants, to an independent refinery, which is responsible for refining the bars to a minimum of good delivery status.
     In fiscal 2006, we operated the only independent gold refinery and fabrication plant in South Africa. In fiscal 2006, approximately 84% of Harmony’s South African gold production was refined at Harmony’s refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. The Australian gold production is refined in Australia at an independent refiner, AGR Matthey. Since July 2006, all of our gold produced in South Africa has been sent to the Rand Refinery, as a decision was made to close the Harmony Refinery for economic reasons.
     The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in Item 4. “Information on the Company Regulation — Mineral Rights”. Harmony supports jewelry ventures in South Africa.
Harmony’s Management Structure
     We have a de-centralized management structure that is based on small, empowered management teams led by General Managers at each of our operations. In South Africa, the General Managers report to Alwyn Pretorius and Tom Smith, the Chief Operations Officers, and are responsible for business optimization, ore reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations. The General Managers are supported by an Ore Reserve Manager, a Business Analyst and a Human Resources Leader in ensuring the growth and long-term sustainability of the operations, and additional expertise and skill is obtained from the Mining Managers, Engineers and Human Resource Managers who also report to the respective General Managers.
Capital Expenditures
     Capital expenditures for continuing operations, including the non-cash portion, incurred for fiscal 2007 totalled $354.1 million, compared with $240.4 million for fiscal 2006 and $210.5 million for fiscal 2005. The focus of Harmony’s capital expenditures in recent years has been underground development and plant improvement and upgrades, and management currently expects the focus to remain on its growth projects in fiscal 2008. These growth projects will require a great deal of capital expenditure over the next two to three years and, given the current cash position of the company, we are re-evaluating the planned capital expenditure, together with project timelines. Additional funding options are being investigated, including debt raising and the disposal of certain assets, such as the Cooke uranium dump. The increase in capital expenditure in fiscal 2007 compared with fiscal 2006 resulted from the increased development in PNG, which accounted for 45% of the capital expended in the year. Expenditure was also incurred at Doornkop South Reef Project, Phakisa, Tshepong Sub 66 Decline and Elandsrand New Mine. The increase in capital expenditures in fiscal 2006 compared with fiscal 2005 resulted from the commencement of infrastructure establishment in PNG and further investment in the Doornkop South Reef Project, Phakisa and Elandsrand mine. During 2006, the Company changed its accounting policy for the capitalization of mine development costs. This change was made retrospectively, and comparative numbers have been restated. See Item 5. — “Operating and Financial Review and Prospects — Critical Accounting Policies and Estimates” for further information on the effects of this change on Harmony. The focus of capital expenditures in fiscal 2005 resulted from the commencement of infrastructure establishment in PNG and further investment in the Doornkop South Reef Project.
     Capital expenditure for discontinued operations, including the non-cash portion, incurred for fiscal 2007 totalled $26.9 million, compared with $24.9 million for fiscal 2006 and $25.8 million for fiscal 2005.
     Harmony has budgeted approximately $532.8 million for capital expenditures in fiscal 2008. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business — Harmony’s Mining Operations.” We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. However, if we decide to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond our current plans, we may consider alternative financing sources described below. See Item 4. — “Information on the Company — Business — Harmony’s Mining Operations — Evander Operations.”

Reserves
     As at June 30, 2007, Harmony has declared proven and probable reserves of 53.67 million ounces, broken down as follows: 48.95 million ounces in South Africa, 0.46 million ounces in Australia, 4.26 million ounces in PNG (4.2 million ounces from Western Areas were exchanged for shares in Gold Fields in December 2006 and are no longer included as part of Harmony’s reserves).
     Harmony uses the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “SAMREC Code”), which sets out the internationally recognized procedures and standards for reporting of mineral resources and ore reserves. Harmony uses the term “ore reserves’’ herein, which has the same meaning as “mineral reserves”, as defined in the SAMREC code. In reporting of reserves, we have complied with Industry Guide 7 of the United States Securities and Exchange Commission.
     For the reporting of Ore Reserves at our South African and Australian operations Harmony uses a gold price of $520 per ounce. An exchange rate of R6.88 per U.S. dollar is used for South Africa and for Australia an exchange rate of $0.73 per Australian dollar is used giving a gold price of R115,000 per kilogram or AU$712 per ounce, respectively. These gold prices have also been used in mine planning. At Papua New Guinea, the Hidden Valley feasibility study was completed using a base case of US$520 per ounce (gold) and a silver price of US$8 per ounce and these prices have therefore been used in the declaration of Ore Reserves.
     In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable ore reserve, Harmony applies the concept of a cut-off grade. This is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using Harmony’s Optimiser computer program which requires the following as input:
•	the database of measured and indicated resource blocks (per shaft section);

•	an assumed gold price which, for this ore reserve statement, was taken as R115,000 per kilogram;

•	planned production rates;

•	the mine recovery factor (“MRF”) which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).
     Rand per tonne cash costs of the mines are historically based, but take into account distinct changes in the cost environment, such as the future production profile, restructuring, right-sizing, and other cost reduction initiatives which we expect in the aggregate to lead to lower unit costs, and for below-infrastructure ounces, an estimate of capital expenditure.
     The ore reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management, and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The ore flow-related modifying factors used to convert the mineral resources to ore reserves through the life-of-mine planning process are stated for each individual shaft. For these factors, 18-month historical information is used, except if there is a valid reason to do otherwise. Because of depth and rock engineering requirements, some shafts design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for unpay and geological losses.
     Harmony’s standard for narrow reef sampling with respect to both proven and probable reserve calculations for underground mining operations at Elandskraal, Free State, Evander, Randfontein, Freegold, Orkney and Target is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target operations, the Harmony standard for sampling with respect to both proven and probable reserves are fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. Harmony’s standard for sampling with respect to both proven and probable reserves at its Australian underground operations includes sampling development drives and crosscuts at intervals of up to 4 meters, drilling fans of diamond drill boreholes with a maximum spacing of 20 meters in any orientation within the orebodies, and assaying core at 1 meter intervals. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand) for which random sampling is used. Australian surface operations are sampled on diamond drill and reverse circulation drill spacing of no more than 20 meters on average.
     Our mining operations’ reported total proven and probable reserves as of June 30, 2007 are set out below:

Ore reserve statement (Imperial) as at June 30, 2007(4)
Gold

	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]	Tonnes	Grade	Gold[1]
Operations	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)	(million)	(oz/ton)	(Moz)

South Africa Underground

Elandskraal	7.1	0.222	1.57	27.9	0.240	6.71	35.0	0.237	8.28

Free State	10.2	0.161	1.64	8.5	0.155	1.32	18.8	0.158	2.96

Randfontein	3.5	0.232	0.80	4.7	0.173	0.82	8.2	0.198	1.62

Evander	5.4	0.195	1.04	15.5	0.184	2.84	20.8	0.187	3.88

Evander(below infrastructure)				57.2	0.213	12.21	57.2	0.213	12. 21

Target	8.7	0.209	1.82	13.4	0.185	2.47	22.1	0.194	4.29

Free Gold	15.2	0.198	3.02	45.9	0.224	10.28	61.1	0.217	13.30

Total S.A. Underground	50.0	0.198	9.90	173.2	0.213	36.64	223.2	0.209	46.54

South Africa surface

Randfontein	4.1	0.020	0.08	0.1	0.054	0.00	4.2	0.021	0.09

Kalgold	4.0	0.029	0.12	4.3	0.053	0.23	8.4	0.041	0.35

Free Gold	212.1	0.008	1.76	12.6	0.017	0.22	224.7	0.009	1.97

Total S.A. Surface	220.2	0.009	1.96	17.0	0.026	0.45	237.2	0.010	2.41

Australian operations[2]

Mt. Magnet	1.9	0.064	0.12	0.6	0.147	0.09	2.5	0.083	0.21

South Kalgoorlie	0.5	0.028	0.01	4.3	0.055	0.24	4.8	0.052	0.25

Total Australian Operations	2.4	0.056	0.14	4.9	0.066	0.32	7.3	0.063	0.46

Papua New Guinea

Hidden valley	5.6	0.064	0.36	36.4	0.055	2.01	42.0	0.056	2.37

Kaveroi and Hamata				7.3	0.070	0.51	7.2	0.070	0.51

Golpu				78.1	0.018	1.39	78.5	0.018	1.39

Total Papua New Guinea	5.6	0.064	0.36	121.7	0.032	3.90	127.3	0.033	4.26

Grand total	278.3	0.044	12.35	316.7	0.130	41.31	595.1	0.090	53.67

NB : Rounding of figures may result in slight computational discrepancies

(1)	Gold oz figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill-delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: Elandskraal 97%; Free State 95%; Randfontein 96%; Evander 97%; Kalgold 85%; Freegold 96%; Target 97%; Mt. Magnet 93%; South Kalgoorlie 92%; PNG 93%. In order to derive the appropriate plant recovery factors for ore reserve estimates a process have been followed where realistic assumptions based on historical performance have been applied. There may be short term fluctuation either positive or negative which can lead to small discrepancies between actual and planned recovery factors.

(2)	Includes reserves from underground and surface mining at each of the Australian operations.

(3)	Includes reserves from underground and surface mining at the operations.

(4)	Cut-off grades are calculated per individual shaft, each having its own unique cost structure, ore flow and recovery factors, which are entered into Harmony’s “Optimizer” software for a cut-off calculation per shaft and expressed in oz/t units. These cut off’s indicated below are oz/ton and used on in situ grades. They are as follows: Harmony 2 (0.173); Merriespruit 1 (0.128); Merriespruit 3 (0.133); Unisel (0.146); Brand 3 (0.136); Masimong 5 (0.160); Bambanani (0.167); Phakisa (0.191); Tshepong (0.198); St Helena 8 (0.177); Joel (0.131); Evander 2 + 5 (0.211); Evander 7 (0.169); Evander 8 (0.203); Rolspruit (0.159); Poplar (0.204); Cooke 1 (0.204); Cooke 2 (0.211); Cooke 3 (0.214).; Doornkop Kr (0.090); Doornkop Sr (0.167); Elandsrand (0.176); Target (0.155); Kalgold (0.014)

Silver

		PROVEN				PROBABLE				TOTAL
	Tonnes		Silver	Silver	Tonnes		Silver	Silver	Tonnes		Silver	Silver
Mine	(Mt)	g/t	(000kg)	(000oz)	(Mt)	g/t	(000kg)	(000oz)	(Mt)	g/t	(000kg)	(000oz)

Hidden Valley and Kaveroi	5.1	39.63	202.1	6498	33.0	33.23	1096.7	35261	38.1	34.09	1298.9	41759

Grand total	5.1	39.63	202.1	6498	33.0	33.23	1096.7	35261	38.1	34.09	1298.9	41759

Silver price used = US$8/oz

NB : Rounding of figures may result in slight computational discrepancies
Copper

		PROVEN				PROBABLE				TOTAL
	Tonnes		Cu	Cu	Tonnes		Cu	Cu	Tonnes		Cu	Cu
Mine	(Mt)%		(000 t)	(M lbs)	(Mt)%		(000 t)	(M lbs)	(Mt)%		(000 t)	(M lbs)

Golpu	0.0	0.00	0.0	0.0	70.8	1.13	800.0	1763	70.8	1.13	800.0	1763

Grand total	0.0	0.00	0.0	0.0	70.8	1.13	800.0	1763	70.8	1.13	800.0	1763

Copper price used = US$30/lb

NB : Rounding of figures may result in slight computational discrepancies
Molybdenum

		PROVEN				PROBABLE				TOTAL
	Tonnes		Cu	Cu	Tonnes		Cu	Cu	Tonnes		Cu	Cu
Mine	(Mt)	ppm	(000 t)	(M lbs)	(Mt)	ppm	(000 t)	(M lbs)	(Mt)	ppm	(000 t)	(M lbs)

Golpu	0.0	0.00	0.0	0.0	70.8	121.00	8.6	19	70.8	121.00	8.6	19

Grand total	0.0	0.00	0.0	0.0	70.8	121.00	8.6	19	70.8	121.00	8.6	19

Molybdenum price used = US$20/lb

NB : Rounding of figures may result in slight computational discrepancies
     Of Harmony’s 53.67 million ounces of ore reserves, 41.5 million ounces are classified as above infrastructure and 12.2 million ounces are classified as below infrastructure, those reserves for which the capital expenditure has yet to be approved.
     Of the decline in ore reserves, year-on-year depletion accounted for 2.3 million ounces after disposals, shaft closures plus the loss of Western Area equity ounces amounts to another loss of 5.3 million ounces. This however was offset by ounces generated as a result of progress made with pre-feasibility studies at the Evander South Project and at Wafi/Golpu in PNG which added 3.5 million ounces to reserves.
     The amount of gold mineralization which Harmony can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. If gold prices differ from the R115,000 per kilogram ($520 per ounce with an exchange rate of US$/R6.88 for South Africa and A$/US$0.73 for Australia) that was used to estimate Harmony’s attributable reserves of 53.67 million ounces of gold as of June 30, 2007 listed above, Harmony’s operations would have had different reserves. Based on the same methodology and assumptions as were used to estimate Harmony’s reserves as of June 30, 2007 listed above, but applying different Rand gold prices that are 10% above or below the estimated Rand per kilogram gold price, the attributable gold reserves for Harmony’s operations would have been as follows:

R103,500 /kilogram (-10 percent)	R115,000/kilogram	R126,500 /kilogram (+10 percent)
50.685 million ounces	53.67 million ounces	55.747 million ounces
     The London afternoon fixing price for gold on November 28, 2007 was $ 801.75 per ounce.
     Harmony’s methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “ — Reserves”. Accordingly, the sensitivity analysis of Harmony’s reserves provided above should not be relied upon as indicative of what the estimate of Harmony’s reserves would actually be or have been at the gold prices indicated, or at any other gold price, nor should it be relied upon as a basis for estimating Harmony’s ore reserves based on the current gold price or what Harmony’s reserves will be at any time in the future. See “Risk Factors”.
Worldwide Operations
 Description of Property
     The following is a map of our worldwide operations.
     Harmony’s operational mining areas in South Africa are set forth below:

	Hectares	Acres
Cooke (Randfontein)	8,696	21,488
Lindum (Randfontein)	3,143	7,766
Doornkop (Randfontein)	2,941	7,267
Elandskraal	5,113	12,634
Free State	22,583	55,802
Freegold	21,173	52,318
Kalgold	615	1,520
Evander	36,898	91,174
Target	7,952	19,649

Total	109,114	269,618
     Harmony’s discontinued operational mining areas (granted tenements) in Australia are set forth below:

	Hectares	Acres
Mt. Magnet	83,419	206,133
South Kalgoorlie	113,375	280,156

Total	196,794	486,289
     In PNG, Harmony holds granted tenements as set forth below:

	Hectares	Acres
PNG	346,138	855,326

Total Worldwide Operations	642,046	1,611,233
     In line with the rest of the South African mining industry, and in an effort to reduce costs, we have been rationalizing our mineral rights holdings in recent years. Accordingly, over the past three years, we have disposed of our shares and participation rights in areas within and outside of South Africa in which we have not actively pursued mining. However, in some cases we have retained certain participation rights and option clauses in disposed of properties and mining rights. We may continue to investigate further disposals.
Geology
     The major portion of our South African gold production is derived from mines located in the Witwatersrand Basin in South Africa. The Witwatersrand Basin is an elongated structure that extends approximately 300 kilometers in a northeast-southwest direction and approximately 100 kilometers in a northwest-southeast direction. It is an Archean sedimentary basin containing a six kilometer thick stratigraphic sequence consisting mainly of quartzites and shales with minor volcanic units. The majority of production is derived from auriferous placer reefs situated at different stratigraphic positions and at varying depths below the surface in three of the seven defined goldfields of the Witwatersrand Basin.
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
     Harmony’s Hidden Valley project comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of PNG. In the Hidden Valley project area a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit area is dominated by a series of post Miocene faults controlling the gold mineralization, including an early north trending set and the main northwest faulting.
     Harmony’s Wafi project comprises the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme and host the gold mineralization. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about one kilometer northeast of the Wafi gold orebody. It is a porphyry (diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo and the mineralized body can be described as a porphyry copper-gold “pipe”.
Harmony’s Mining Operations — Overview
     In South Africa, we conduct underground mining at 6 sites:
•	Elandskraal

•	Free State

•	Randfontein

•	Evander

•	Freegold

•	Target

     We conduct surface mining at 5 sites:
•	Free State

•	Randfontein

•	Freegold

•	Kalgold

•	Target
     Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand).
     In Australia, we presently conduct mining principally at two sites:
•	Mt. Magnet – (we have signed a letter of intent for the sale of this operation – See “Disposals” above.)

•	South Kalgoorlie – (we have entered into an agreement for the sale of this operation – See “Disposals” above.)
     Underground and surface mining is conducted at each of these operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open pits. Surface mining at South Kalgoorlie ceased in fiscal 2006 with treatment consisting of Mt. Marion ore and low grade stockpiles. Open pit mining recommenced at South Kalgoorlie mines during fiscal 2007. The Mt. Marion underground operation at South Kalgoorlie Mines ceased in June 2007, with only open pit operations continuing on that site.
     The following discussion is a three-part presentation of our operations:
•	an overview of our South African mining operations with a discussion of each site;

•	a production analysis of our South African mining operations based on individual shafts or mine grouped into categories (Quality, Leveraged and Growth); and

•	an overview of our Australasian (Australian and PNG) operations.

South African Mining Operations — General
Introduction: On January 31, 2001, Harmony entered into an agreement to purchase the assets and liabilities of the Elandskraal mines in the North West and Gauteng provinces of South Africa for approximately R1 billion ($128.4 million). Harmony and AngloGold jointly managed the Elandskraal mines between February 1, 2001 and April 9, 2001 and Harmony completed the purchase on April 9, 2001. The assets and liabilities of the Elandskraal mines include the mineral rights and mining title (excluding a portion of the Carbon Leader Reef horizon, which AngloGold continues to mine), mining equipment, metallurgical facilities, underground and surface infrastructure necessary for the continuation of mining, ore treatment and gold extraction at Elandskraal as a going concern, and contributions to a rehabilitation trust fund equivalent to the current rehabilitation liability of this operation. The addition of Elandskraal to Harmony’s operations increased Harmony’s reserves by approximately 9.9 million ounces at that time. In fiscal 2007, Harmony’s Elandskraal operations accounted for approximately 8% (7% in fiscal 2006 and fiscal 2005) of Harmony’s total gold sales.
History: Gold mining began at Elandskraal in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company for the Elandsrand operations and by Gold Fields of South Africa Ltd. for the Deelkraal operations. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand and Deelkraal. The sub-vertical shafts at Elandsrand were completed in 1984, which accessed a deeper reef in the lease area. The sub shaft deepening project, or SSDP, the deepening of the sub-vertical shafts to approximately 3,600 meters below surface, has been completed. Activities are currently focused on accessing and opening up areas of the new mine and on the development and construction of support infrastructure. Harmony believes that the SSDP will enable Elandskraal to produce approximately 364,954 ounces per year over the life of the mines.

Geology: Elandskraal contains three identified main reef groupings, the Ventersdorp Contact Reef, or VCR, the Carbon Leader Reef, or CLR and the Mondeor Reef. Only the VCR is economic to mine and has been mined at depths below surface between 1,600 and 2,800 meters with future production to 3,300 meters below surface at the Elandsrand operations and at depths below surface of 2,750 meters at the Deelkraal operations. The VCR and CLR consist of narrow (20 centimeters to 2 meters) tabular orebodies of quartz pebble conglomerates hosting gold, with extreme lateral continuity.
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
Mining Operations: The Elandskraal operations are divided into the Elandsrand and the Deelkraal mines. The Elandsrand mine engaged in both underground and waste rock mining. The Deelkraal mine engaged in underground mining but as a result of the lower gold price in rand terms (taking into account the stronger rand as against the U.S. dollar) the production was stopped in June 2004 and remained closed during fiscal 2005, 2006 and 2007. The treatment of waste rock became uneconomical and was discontinued during January 2004. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section.
Following our acquisition of Elandskraal, we implemented the “Harmony Way” at Elandskraal in an effort to cut costs and increase productivity, which resulted in the retrenchment of approximately 1,450 employees. This has improved the overall cost structure, which has enabled us to pursue capital development.
     The Elandsrand mine, a mature mine with a declining production profile, has the challenge of a new mine being developed underneath the old mine. Due to the operating depths of the Elandskraal underground operations, seismicity and pressure related problems are a risk. Harmony regularly revisits its mining strategy and management procedures at all of its deeper mining operations in connection with its efforts to mitigate this risk. The primary challenges facing the Elandskraal operations are the lowering of working costs, increasing mining flexibility, controlling capital expenditure and the timely completion of the SSDP by fiscal 2010.
During August and September 2004, a major restructuring plan was implemented at Elandsrand. Along with the implementation of Continuous Operations or CONOPS between August 2004 and February 2005, production improved. Even so, it is still hampered by the lack of flexibility, an issue that will be addressed by the commissioning of the new mine. Capital development on three levels has been completed. Cash operating cost development is taking place in both easterly and westerly directions on these levels. Access development delays on two other levels resulted from slow progress of the access haulages through the Cobra Dyke. All the levels up to 113 Level are now through and developments rates have picked up substantially. Development and construction of support infrastructure has been completed. Work on the chambers for the refrigeration plants on 100 Level and the pump chamber on 115 Level is proceeding. The project is expected to be completed by fiscal 2010 and is expected to have a life of mine of 20 years. From the inception of the project through the end of fiscal 2007, R684 million (US$95.0 million calculated at the closing rate at balance sheet date) has been expended. A further R305 million (US$42.3 million calculated at the closing rate at balance sheet date) has been budgeted to complete the project. Good progress has been made with the Elandsrand New Mine Project.
In October 2007, an incident occurred at the Elandsrand operation involving a compressed pipe column which broke off below the shaft surface bank and fell to the bottom of the men – and - material shaft, causing extensive damage to the shaft steel work and electrical cables. The incident resulted in 3,000 workers being stranded underground for more than 30 hours. Mining operations were temporarily suspended for 44 days to allow for repairs to be conducted in the shaft. On November 16, 2007 the Company announced that a tripartite team, consisting of management, unions and the Department of Minerals and Energy had found the shaft to be in good working condition. Elandsrand mine was brought back into operation o November 19, 2007 after it followed precautionary safety procedures during the start up of underground workings. Management presented its the findings of the investigation to the DME relating to the pipe failure, emergency power, water and evacuation services and procedures, as well as the impact of CONOPS on maintenance. While the emergency services were found to be acceptable, Harmony has revised its emergency procedures and is in the process of completing a new Code of Practice relating to emergency preparedness. The DME is also expected to begin its own inquiry into the incident at the end of November 2007. Conditions in the working places, following a 44 day period during which no production took place, were found to be better than expected. Production at Elandsrand has resumed, and it is anticipated that the shaft will be back on full production in December 2007. The losses due to the suspended production will be finalized and released at the end of the December 2007 quarter.
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
Safety: During fiscal 2007, the safety record at the Elandskraal mine in terms of lost time frequency rate 18.49 per million hours worked compared unfavorably with the group average of 15.27. Significant work was done to address the seismic risk described above and the fatality frequency rate (0.08) returned to a more consistent ratio with the group average of 0.22 for underground operations. Safety standards from other Harmony operations are being applied at Elandskraal and receive constant and high-level attention.
Plants: Commissioned in 1978, the Elandsrand Plant has milling in closed circuit with primary and secondary hydrocyclones, secondary ball milling in closed circuit with hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Following post-acquisition capital improvements, loaded carbon milled at the Elandsrand Plant is transported by road to the Central Plant at Virginia for elution, electro-winning and smelting to produce gold. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility. Ore from Elandsrand underground operations are delivered to the plant for treatment. Due to a high percentage of freegold a gravity separator is used to extract this gold. The sludge from this concentrator is then transported by air to the Target Plant for extraction and smelting.
The following table sets forth processing capacity and average tons milled during fiscal 2007 for the plant:

Average Milled for the
	Processing	Fiscal Year
Plant	Capacity	June 30, 2007
	(tons/month)	(tons/month)
Elandsrand Plant	185,000 *	84,783

*	Processing capacity will reach its optimal capacity upon completion of the Elandsrand New Mine Project.
In fiscal 2007, the Elandsrand Plant recovered approximately 96.31% of the gold contained in the ore delivered for processing.

  Randfontein Operations
Introduction: The Randfontein gold mine is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The Randfontein mine currently operates under a mining authorization with a total area of 17,753 hectares. The Randfontein mine has both underground and surface mining operations, and has two metallurgical plants. Underground mining is conducted at Randfontein at depths ranging from 500 meters. In fiscal 2007, the Randfontein Operation owns the Cooke, Doornkop and Lindum shafts. Harmony’s Randfontein operations accounted for approximately 13% (13% in fiscal 2006 and 11% in fiscal 2005) of Harmony’s total gold sales.
History: Gold mining began at the Randfontein mine in 1889. Harmony obtained management control of Randfontein in January, 2000 and by June 30, 2000 had acquired 100% of Randfontein’s outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein. Since acquiring Randfontein, we have implemented the “Harmony Way” at Randfontein. We have reduced the number of senior managers, sold off non-core assets and implemented management teams.
Geology: The Randfontein mine is situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West 50 Rand Syncline. The structural geology in the north section of the Randfontein mine is dominated by a series of northeast trending dextral wrench faults.

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
Mining Operations: The Randfontein operations are engaged in both underground and waste rock tunneling also takes place underground. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section, and have historically also been subject to the open pit mining risks. Due to the shallow to moderate depths of the operations, seismicity and pressure related problems are infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken.
The Doornkop South Reef Project was announced on January 22, 2003. The project involves the deepening of the Doornkop main shaft to 1,973 meters to the South Reef, which lies between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The estimated final capital cost is R1.284 million (US$178.3 million), with R610 million (US$84.72 million) spent as of June 30, 2007. After some initial suspensions, mining commenced at the South Reef at Doornkop in January 2004.
Currently, the Kimberley Reef is mined on the upper levels of the Doornkop Shaft between 900 and 1,100 meters below surface. Most of this mining is taking place on channel edges, which results in sporadic high, but mostly low recovered grades. Mining from this reef is planned to cease during fiscal 2008 with all focus being directed at the South Reef.
The South Reef on the lower levels is the target of the proposed shaft-deepening project. The most significant achievement for the past year was the completion of the shaft sinking programme. The shaft was sunk from two positions simultaneously, a world first as far as we know. The programme culminated with the removal of the plug between 192 and 197 levels, where a deflector was installed on 197 level — allowing for loading of the rock from 197 level and for other operations to continue below in the shaft on 212 level. Although a very high risk exercise on paper, the programme was engineered and executed on time with few significant problems.
The upper portion of shaft (from 132 level to 192 level) has been equipped on the dual purpose compartment allowing for materials to be transported to the levels as they are equipped. 192 level is currently equipped to provide all the stoping materials required for the mining programme that will commence in July 2007. Sustaining the development programme via the sub shaft infrastructure has been a challenge, as has the development of our people to take on the operation of a new mine.
Key milestones that are expected to be achieved during fiscal 2008 include the Rock Winder commissioning by December 2007 and the main shaft that will be partially equipped by the end of December 2007. The main shaft will be commissioned for 90,000 t/month to be hoisted by end March 2008. The Rock Winder is expected to be hoisting by June 2008.
First gold was produced from the project in July 2007. Full production (135,000 tons) is expected to be reached by March 2010.
Safety: The safety record at the Randfontein operations during fiscal 2007 in terms of lost time frequency rate of 10.04 per million hours worked compared favorably with the group average of 15.27. The fatality frequency rate (0.46) compared unfavorably with the group average of 0.22 for underground operations.
Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Chief Operating Officer is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations.
Plants: The processing facilities at the Randfontein mine presently comprise two operating plants: the Cooke metallurgical plant and the Doornkop metallurgical plant, both of which are serviced by a surface rail network. The Cooke metallurgical plant, commissioned in 1977, is a hybrid CIP/CIL plant, which processes the ore from the dumps from the Randfontein operations. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which is used to treat waste rock and other surface accumulations. It is now treating all ore from underground from the Randfontein operations.
The following table sets forth processing capacity and average tons milled during fiscal 2007 for the Cooke and Doornkop plants:

		Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2007
	(tons/month)	(tons/month)
Cooke	280,000	56,619
Doornkop	220,000	169,613
In fiscal 2007, the Cooke plant recovery has been approximately 81%, while Doornkop plant recovered approximately 95% of the gold contained in the ore delivered for processing. During fiscal 2006, the Doornkop plant was upgraded and all underground tons were moved from Cooke plant to Doornkop plant, Cooke plant was mothballed in January 2006 but was recommissioned during fiscal 2007 to treat surface sources.

FREE STATE OPERATIONS

30 September 2007

Johannesburg
Durban
Cape Town
N
0 10 20 30km
Sun N & S
Target
Freegold
Welkom
Freestate
Joel
Harmony Operations
Neighbouring Mines
Free State

Introduction: Harmony’s Free State operations are comprised of the original Harmony mines, the Unisel mine, Saaiplaas shaft 3, the Masimong shaft complex (comprised of Masimong shafts 4 and 5), Brand shafts 2, 3 and 5, and the Vermeulenskraal North mineral rights area. Mining is conducted at Harmony’s Free State operations at depths ranging from 620 meters to 3129 meters. In fiscal 2007 Harmony’s Free State operations accounted for approximately 19% (18% in fiscal 2006 and 15% in fiscal 2005) of Harmony’s total gold sales.
History: Harmony’s Free State operations began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, Harmony began purchasing neighboring mine shafts. The Unisel mine was purchased in September 1996, the Saaiplaas mine shafts 2 and 3 were purchased in April 1997, the Brand mine shafts 2, 3 and 5 were purchased in May 1998 and the Masimong complex (formerly known as Saaiplaas shafts 4 and 5) was purchased in September 1998.

Geology: Harmony’s Free State operations are located in the Free State goldfield on the south-western edge of the Witwatersrand Basin. Within this area, the operations are located on the south-western and south-eastern limb of a synclinal closure, with the Brand, Saaiplaas and Masimong shafts occupying northerly extensions of the same structure. The reefs dip inwardly from their sub-outcrop positions in the east and south of the mine to a position close to the western boundary of the original Harmony mine, where the reefs abut against the De Bron fault. To the west of the De Bron faulted zone, faulting is generally more intense, resulting in structurally more complex mining conditions.
Mining Operations: The Free State operations are engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity and pressure related problems are relatively infrequent with the exception of the Brand shafts where these problems receive constant attention. Harmony regularly revisits its mining strategy and management procedures in connection with its efforts to mitigate risks of these problems. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. The principal challenges at the Free State operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management.
In fiscal 2002, Harmony began implementing the Masimong Expansion Project, which includes developing the Basal and B Reef orebodies in the Masimong shaft area and equipping the shaft. The envisaged growth from the project was not realized in 2005 and 2006, and as a result the project was halted in June 2006.
During fiscal 2005, Masimong was affected by three underground fires (one of which stopped production for seven days in the last quarter), machinery break-downs, a go-slow strike in January 2005 and a regional strike in March 2005. CONOPS was implemented in the third quarter of fiscal 2006.
During fiscal 2005, Masimong 4 was placed on care and maintenance.
The Brand 2 and the Brand 5 shafts are currently on care and maintenance. Care and maintenance will remain in place until market conditions are more favorable or more economical parts of the orebody are discovered. All labour has been transferred to other Harmony operations, where they have augmented natural attrition positions or displaced contractor labour.
Safety: The safety record at the Free State operations during fiscal 2007 in terms of lost time frequency rate of 17.82 per million hours worked was higher than the group average of 15.27. The fatality frequency rate (0.22) is equal with the group average for underground operations lost.
Plants: There are two metallurgical plants at the Free State operations, namely Central and Saaiplaas plants. A third plant, Virginia plant, was closed in fiscal 2005 and clean up operations implemented. The Central plant was commissioned in 1986 and employs CIP/CIL hybrid technology. It is currently dedicated to the treatment of underground ore. The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. It currently processes surface sources and reclaimed slime.
The following table sets forth processing capacity and average tons milled during fiscal 2007 for each of the plants:

		Average Milled
		for the Fiscal Year
	Processing	Ended
Plant	Capacity	June 30, 2007
	(tons/month)	(tons/month)
Central	168,000	162,737
Saaiplaas	250,000	178,646
In fiscal 2007, Harmony’s plants at its Free State operations Central Plant recovered approximately 95% of the gold contained in the ore delivered for processing and approximately 71% at the Saaiplaas plant.

Introduction: Harmony’s Evander operations are located in the province of Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines and 36,898 hectares of mineral rights adjacent to these mines. Mining at Harmony’s Evander operations is conducted at depths ranging from 300 meters to 2,100 meters. In fiscal 2007, Harmony’s Evander operations accounted for approximately 10% (12% in fiscal 2006 and 13% in fiscal 2005) of Harmony’s total gold sales.
History: Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of depletion of ore reserves, all four mining areas were merged to form Evander. In August 1998, Harmony acquired Evander as a wholly-owned subsidiary. Since then, we have implemented the “Harmony Way” management process at Evander.
Geology: The area covered by Evander’s mining authorization and mineral rights is situated within the Evander basin, a geologically discrete easterly extension of the main Witwatersrand Basin. Only one economic placer unit, the Kimberley Reef, is mined at Evander. In addition to the faulting of the reef horizon, there are numerous dykes and sills that complicate the mining layouts, the most significant of which is an extensively developed dolerite footwall sill that occasionally intersects the Kimberley Reef, causing displacements within it.
Mining Operations: The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. In fiscal 2004, an agreement was reached with the unions for the implementation of CONOPS at Evander. It has been fully implemented at all shafts at Evander. The implementation resulted in an increase in tons milled and consequently a rise in gold production.
During fiscal 2005, the Evander 2 and 5 shafts were combined and downscaled, while the Evander 9 shaft was closed successfully and placed on care and maintenance. The Evander 9 shaft employees were transferred to other Evander operations. The Evander 7 shaft (Decline No. 3, phase 3) project is currently under review due to geological complexities.

Safety: The safety record at the Evander operations in terms of lost time frequency rate of 18.56 per million hours worked during fiscal 2007 is higher than the group average of 15.27. The fatality frequency rate (0.32) during fiscal 2007 is also higher than the group average of 0.22 for underground operations.
Plants: Evander has one active processing plant, the Kinross-Winkelhaak plant, which is operated as two geographically distinct sections. The bulk of the mine’s ore production is treated at the Kinross plant, which is a CIP/CIL hybrid plant. The Winkelhaak plant mills all of the ore from shafts 2 and 5, and pumps the slurry to the Kinross plant for further processing. .
The following table sets forth processing capacity and average tons milled during fiscal 2007 for the operating plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2007
	(tons/month)	(tons/month)
Kinross-Winkelhaak	200,000	126,250
In fiscal 2007, the plant at Evander operations recovered approximately 96.5% of the gold contained in the ore delivered for processing.
Introduction: Harmony conducts a surface mining operation at the Kalgold gold mine near Mafikeng in the North West Province of South Africa. Through Kalgold, we also control extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa. We purchased Kalgold on July 1, 1999. In fiscal 2007, the Kalgold operations accounted for approximately 2% (3% in fiscal 2006 and 4% in fiscal 2005) of Harmony’s total gold sales.
History: Harmony acquired Kalgold on July 1, 1999 and fully incorporated Kalgold into its operations in October 1999. Prior to our acquisition, the Kalgold mine had operated for more than three years.
Geology: The Kalgold operations are situated on the Kraaipan granite-greenstone belt, which is a typical gold-bearing greenstone formation. It has undergone intense structural deformation that has led to its dislocation into separate units.
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
Gold mineralization is associated with pyrite and pyrrhotite, which was developed as a replacement mineral within a banded ironstone formation and also within extensional, cross-cutting quartz veins within the ironstone.
Mining Operations: The Kalgold operations are engaged in open pit mining. This operation is subject to all of the open cast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management.
Safety: The Kalgold operations had a lost time injury frequency rate of 6.08 per million hours worked in fiscal 2007, and recorded no fatal accidents in fiscal 2007. There is no reliable industry benchmark for safety at South African surface mining operations.
Plants: Ore is trucked from the pit and is directly tipped into the feed bin to the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to between 70-80% less than 75 micron for the leaching process.
The replacement of a pre-aeration tank is in progress and is due for completion in December 2007. The estimated capital cost at completion amounts to R 2.5 million.
The following table sets forth processing capacity and average tons milled during fiscal 2007 for each of the plants:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2007
	(tons/month)	(tons/month)
CIL	135,000	132,485
Heap Leach*	—	—

*	Active use of heap leaching was discontinued in July 2001; however, the Heap Leach is treated through the current circuit on a monthly basis.
In fiscal 2007, Harmony’s plants at its Kalgold operations recovered approximately 86% of the gold contained in the ore delivered for processing.

FREEGOLD OPERATIONS
30 September 2007
N
0 10 20 30km
Johannesburg
Durban
Cape Town
Sun N & S
Target
Freegold
Welkom
Freestate
Joel
Harmony Operations
Neighbouring Mines
Freegold

Introduction: On April 23, 2002, Harmony and ARMgold acquired the Freegold operations from AngloGold through a joint venture with ARMgold in which Harmony and ARMgold each had a 50% interest for $206.8 million. Since Harmony acquired ARMgold in September 2003, the Freegold operations have been accounted for as a wholly owned subsidiary. For the year ended June 30, 2007, the Freegold operations accounted for 27% (26% in fiscal 2006 and 27% in fiscal 2005) of Harmony’s total gold sales.
Freegold assets consist of the Joel, Tshepong, Matjhabeng, Bambanani and St. Helena mines, associated infrastructure and other mineral rights in the Free State Province of South Africa. Production from the underground mines and adjacent surface sources is processed through three processing facilities (the Free State 1, or FS1, Plant, Joel Plant and the St. Helena Plant).
History: Exploration, development and production history in the area of the Freegold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly-owned subsidiary of AngloGold in June 1998. AngloGold also owned the Joel mine, which, although it was not a part of this AngloGold subsidiary, is now included within the Freegold assets owned by Freegold. Freegold also acquired the St. Helena gold mine in October 2002. St. Helena was the first gold mine to be established in the Free State.
Geology: Freegold’s mines are located in the Free State goldfield, which is on the southwestern edge of the Witwatersrand basin. The Bambanani, Tshepong, Matjhabeng and St. Helena mines are located in and around Welkom, while the Joel mine is approximately 30 kilometers south of Welkom. Mining at Bambanani, Tshepong and Matjhabeng is primarily conducted in the Basal reef, with limited exploitation of secondary reefs. Mining at Joel is primarily conducted in the Beatrix-VS5 Composite Reef. The reefs generally dip towards the east or northeast while most of the major faults strike north-south, with the most intense faulting in evidence at Matjhabeng.
Mining Operations: Freegold is engaged in both underground and waste rock mining. These operations are subject to all of the underground and waste rock mining risks detailed in the Risk Factors section. Freegold regularly revisits its mining strategy and management procedures at the Freegold operations in connection with its effort to minimize risks. Mining depths range from shallow-intermediate at the Joel mine to deep at the Bambanani mine. The primary mining challenges at the Freegold operations are seismic risks, ventilation and fire avoidance. Both the Bambanani mine and the Matjhabeng mine (consisting of Kudu/ Sable, Eland and Nyala shafts) are classified as seismically active operations with seismic monitoring systems installed to do active seismic risk evaluation, generally located in the vicinity of remnant operations and/or geological structures. Seismic systems are managed by external specialists. Current ventilation and refrigeration systems were evaluated and improved at take-over which Harmony believes will improve productivity and safety. Plans to this effect are being implemented by Freegold. Refrigeration plants are installed at the Bambanani and Tshepong Mines. Following underground fires during the second half of 1999 at the Bambanani mine, mine management reviewed and modified working practices and the efficiency of the overall fire management system.
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
Freegold is conducting a development program at the Bambanani shaft, which is nearing completion. Harmony expects this program to allow access to additional mining areas, which would reduce overall grade but increase overall production and life of mine.
CONOPS was introduced at the shafts during the quarter ended December 31, 2003. During a significant period of fiscal 2005, CONOPS was stopped due to a dispute between management and the unions.
The Tshepong Decline project, which started in April 2003, has accessed an additional two levels (69 and 71) of the Tshepong North Shaft. At fiscal 2007 year end, R254.7 million (US$ 35.4 million calculated at the closing rate at balance sheet date) has been spent. A further R25.6 million (US$ 3.6 million calculated at the closing rate at balance sheet date) has been budgeted to complete the project. Except for two rock passes, the development portion of the project work has been completed. Freegold estimates that the project work will be completed by June 2008 and is expected to make available an additional 43,481 kilos Au (1.4 million ounces)
The Phakisa Shaft Project is also proceeding on schedule. Phakisa shaft, a surface shaft, sunk to 75 level elevations and a planned decline shaft to 85 levels will access the ore reserves to a depth of 2,662 meters below surface. It is estimated that the area will yield 22.0 million tons, recovering 185.2 tons of gold over a project life of 22 years. Project completion requires sinking of a decline shaft, equipping and commissioning of the shaft with access development and stoping to maximum production build-up at a capital cost of R934 million (US$130 million calculated at the closing rate at balance sheet date). To date, R614 million (US$85 million calculated at the closing rate at balance sheet date) has already been spent. The project is expected to be in full production in 2010. The average production rate over the peak period of life of mine is 281,693 ounces per annum.
Shaft 2 at St.Helena mine was closed during the quarter ended December 31, 2003. CONOPS was introduced on November 2003. During a significant period of fiscal 2005, CONOPS was stopped due to a dispute between management and the unions.
Nyala shaft was placed on care and maintenance during March 2005. During June 2005, the decision was made to place the remaining shafts at Matjhabeng, being Kudu/Sable and Eland, on care and maintenance.
Safety: During fiscal 2007, the lost time frequency rate at the Freegold operations of 18.08 per million hours worked compared unfavorably with the group average of 15.27 while the fatality frequency rate of 0.23 nearly equalled the group average of 0.22.
Safety standards receive constant and high-level attention at Freegold.
Plants: Freegold operates one plant: the Free State One (FS1) Plant. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by semi-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion. The FS2 Plant was largely dedicated to the treatment of surface sources but due to the past low gold price in rand terms the plant became uneconomical and since the Free State plants have extra capacity, it was decided to stop treatment at the plant and to start a total clean up operation in fiscal 2005. It was commissioned in the early 1950’s and employs conventional crushing and filtration technology. The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and implement clean up operations. St. Helena operates a conventional zinc precipitation filter plant supported by two mills. Treatment at St. Helena plant was stopped in the latter part of the year and the plant was placed on care and maintenance.
The following table sets forth processing capacity and average tons milled during the fiscal year ended June 30, 2007 for the FS1 plant:

Average Milled for
	Processing	the Fiscal Year
Plant	Capacity	Ended June 30, 2007
	(tons/month)	(tons/month)
FS 1	420,000	404,167
In fiscal 2007, Harmony’s plants at its Free State One Plant recovered approximately 96% of the gold contained in the ore delivered for processing.
Introduction: On September 22, 2003, Harmony and ARMgold completed a merger via a share exchange which resulted in ARMgold becoming a wholly owned subsidiary of Harmony. For accounting purposes, the merger was accounted for as a purchase by Harmony of ARMgold for a purchase consideration of $697 million. For fiscal 2005, 2006 and fiscal 2007, the ARMgold operations accounted for approximately 5% of Harmony’s total gold sales. In September 2007, Harmony announced it had entered into formal agreements with Pamodzi Gold for the sale of the Orkney Shafts. See Item 8. - “Recent Developments” below.

History: The ARMgold operations consist of the Welkom shafts in the Free State Province and the Orkney shafts in the North West Province. Due to the distance, they are operated as separate business units. Exploration, development and production in the Welkom area dates back to the 1940s leading to production by 1947. Exploration and development at Orkney started from 1886 and following dormant periods, large-scale production commenced during the 1940s with the formation of Vaal Reefs Gold Mining and Exploration Company Limited in 1944.
Geology: The Welkom operations are centrally located within the Free State goldfield, which lies some 270 kilometers southwest of Johannesburg on the southwest rim of the Witwatersrand Basin, in an area containing several other mature operations. The Basal Reef is the main reef exploited here. It strikes north to north-northwest and generally dips to the east between 20 degrees and 40 degrees. Other reefs that are exploited are the Leader Reef, the Saaiplaas Reef and the Middle Reef. There are a number of faults in this area, including Rheedersdam and De Bron.
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
Mining operations: ARMgold is engaged in underground mining at all of its operations. These operations are subject to all of the underground mining risks detailed in the Risk Factors section. ARMgold regularly revisits its mining strategy and management procedures at both its operations in connection with its effort to minimize risks. Mining depths range from 1,000 meters to 1,200 meters below the surface at the Welkom operations and from 1,600 meters to 2,000 meters below the surface at the Orkney operations.
Cost control was one of the major challenges faced at the ARMgold operations. Since the merger, management has implemented the “Harmony Way” in an effort to cut costs and increase productivity.
During fiscal 2005, Welkom 1 and Orkney 6 were placed on care and maintenance. Harmony approved the re-opening of the Orkney 7 shaft during fiscal 2006 and production commenced during the first quarter of fiscal 2007.
Safety: During fiscal 2007, the safety record at ARMgold mines in terms of lost time frequency rate of 22.54 million hours worked compared unfavorably with the group average of 15.27. The fatality frequency rate of 0.26 compared less than favorable with the group average of 0.22 . Significant work is being done to address this.
Plants: ARMgold does not own any plants. Ore from the Orkney operations is treated at Vaal River Operations’ (“VRO”) No. 1 Gold Plant (of Anglo Gold Ashanti). Various agreements between Harmony and VRO govern the supply and quality of the ore and gold apportionment.

Introduction: Avgold’s operations consist of the Target mine, Target North and Extensions and Oribi Exploration Property situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located at approximately latitude 28 (LOGO) 00’S and longitude 26 (LOGO) 30’E on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.
On July 15, 2003, Harmony acquired 11.5% in Avgold from Anglo South Africa Capital (Pty) Ltd and later that year acquired ARM Limited’s 42% share in Avgold. Through a scheme of arrangement, Harmony acquired the minority shareholding and Avgold became a wholly owned subsidiary. In fiscal 2006 and 2007 Avgold’s operations accounted for 6% of Harmony’s total gold sales (7% in fiscal 2005).
History: The Target Operations area was initially explored through surface drilling in the late 1980s with further exploration being undertaken from a 5.6 kilometers long decline, commenced in 1995, driven from 203L at Lorraine No. 1 shaft. A positive feasibility study into the development of a 105 ktpm operation was produced in May 1998 resulting in the decision to develop the Target mine. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Lorraine mine in August 1998, the Lorraine No. 1 and No. 2 shafts were transferred to the Target mine, becoming Target No. 1 and No. 2 shafts, respectively.
Geology: The gold mineralization currently exploited by Target mine is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs hosted by the Van Heeverrust and Dreyerskuil Members of the Eldorado Formation, respectively. Additional mineral resources have been delineated in the Big Pebble Reefs of the Kimberley Formation but these are not planned to be exploited in the current life of mine plan.

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
Target North is sub-divided into the Paradise, Siberia and Mariasdal areas by the east-west trending Siberia and Mariasdal faults. To the north of the Siberia fault, the Eldorado fault continues trending more to the northwest and an additional north-south trending fault, the Twin fault has uplifted the distal portions of the reefs. North of the Maraisdal fault, the reef horizons are at a depth greater than 2,500 meters below surface. Resources have been delineated on strike up to 15 kilometers north of the Target mine
Approximately 40 kilometers north of Target mine, surface boreholes have intersected gold bearing reefs in the Oribi area close to the town of Bothaville. Resources have been delineated at Oribi on the VCR and Elsburg at depths of approximately 2,750 meters below surface.
Mining operations: The Avgold operations are engaged in underground and surface mining. Mining operations comprise one primary underground mine commissioned in May 2002, making use of information systems and mechanization, combined with process-driven organizational design that relies on a multi-skilled workforce. The majority of the production is derived from mechanized mining; however, conventional stoping is still employed primarily to de-stress areas ahead of the mechanized mining. The Avgold operations have been managed by Harmony since May 2004. The Harmony Way has been successfully implemented resulting in a decrease of cash costs.
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
Safety: The safety record at the Avgold operations during fiscal 2007 in terms of lost time frequency rate of 9.81 per million hours worked compared favorably with the group average of 15.27 while the fatality frequency rate of 0.0 compared favorably with the group average of 0.22 for underground operations.
Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation. The Chief Operating Officer is responsible for leading initiatives to improve workplace health and safety at Harmony’s South African operations
Plants: Target Plant was commissioned towards the end of 2001 and currently treats only underground ore. The process route comprise primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydrocyclones, thickening, cyanide leaching, CIP adsorption, elution, electrowinning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electrowinning. Gold bullion is dispatched to the Rand refinery.
The installation of a ROM mill to enable the mill to run autogenously is progressing well. The objective is to save R 1.2 million on grinding media monthly. To date, a total of R14.8 million ($2.0 million) has been spent. Capital cost still to be incurred is expected to be R7. 0 million ($0.9 million).
The following table sets forth processing capacity and average tons milled during the year ended June 30, 2007:

Average Milled For the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2007
	(tons/month)	(tons/month)
Target Plant	105,000	101,217
In fiscal 2007, the Target Plant recovered approximately 96% of the gold contained in the ore delivered for processing.
South African Operations — Production Analysis
We manage our operations on a shaft-by-shaft basis. Since fiscal 2006, we categorized the South African operations as follows: Quality assets, Leveraged assets and Growth assets. Surface operations are managed separately.
Quality assets are typically those shafts with a larger reserve base and longer life, which form the core of our production. The Quality assets are Target, Tshepong, Masimong complex, and Evander 2, which was downscaled and combined with Evander 5 during fiscal 2005, Evander 7, Evander 8 and Cooke 1, 2 and 3 shafts.
Leveraged assets are those shafts that supplement production and provide the upside in the event of an increase in the rand gold price. The leveraged operations consist of shafts that are either in the process of being restructured, downscaled in line with available ore reserves or mothballed. These include the currently operating Bambanani, Joel, West Shaft, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2, 4 and 7 shafts, as well as St. Helena which was scaled down significantly and Brand 5, Welkom 1, Kudu/Sable, Nyala and Eland that were placed on care and maintenance or closed down during fiscal 2005. West shaft was placed on care and maintenance in March 2007. The following shafts that were closed during fiscal 2004 were also Leveraged assets: Evander 9, Deelkraal, Saaiplaas 3, Welkom 1, 4, 6 and 7, as was Harmony 4 and Virginia, which was closed during fiscal 2003. In September 2007, Harmony announced the sale of the Orkney shafts to Pamodzi Gold, this transaction is expected to be concluded by the first half of 2008.
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
In addition, surface operations comprise the Kalgold opencast mine, all previously mined rock, introducing waste or reef and any clean-up operations at plants and other infrastructure. Therefore, the surface operations at Freegold, the Free State and Randfontein and, for the first time in fiscal 2005, Target’s surface operations are also included under surface operations as well as the surface operations from Elandsrand and Evander, which were discontinued in fiscal 2004.
Quality assets
The charts set out on the pages that follow detail the operating and production results from underground operations for all identified Quality assets for fiscal 2007, 2006, and 2005:

	Fiscal Year Ended June 30,
	2007	2006	2005
Production
Tons (‘000)	6,901	6,814	7,464
Recovered grade (ounces/ton)	0.155	0.167	0.185
Gold sold (ounces)	1,068,902	1,141,166	1,378,167
Results of operations ($)
Product sales (‘000)	682,029	606,435	588,360
Cash cost (‘000)	472,749	437,193	436,018
Cash profit (‘000)	209,280	169,242	152,342
Cash costs
Per ounce of gold ($)	442	383	316
Capex (‘000) ($)	105,578	89,587	81,615
     Tons milled from Quality Assets decreased to 6,814,000 in fiscal 2006, compared with 7,464,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry through the wage strike in the first quarter and the Cosatu strike in the fourth quarter (See “Board of Directors, Senior Management and Employees — Unionized Labor”), the influence of the CONOPS agreement that were only concluded in October 2005 in the Freegold operations and lower underground volumes. Recovered grade decreased from 0.185 in fiscal 2005 to 0.167 in fiscal 2006. The decrease in ounces sold from 1,378,165 in fiscal 2005 to 1,141,166 is attributable primarily to the decrease in the tons produced and the recovered grade.

Tons milled from Quality assets increased to 6,901,000 in fiscal 2007, compared with 6,814,000 in fiscal 2006. Recovered grade decreased from 0.167 in fiscal 2006 to 0.155 in fiscal 2007. The decrease in ounces sold from 1,141,166 in fiscal 2006 to 1,068,902 is attributable primarily to a decrease in the recovered grade.
Gold sales increased to $682.0 million in fiscal 2007, compared with $606.4 million in fiscal 2006 and $588.4 million in fiscal 2005. Cash costs for the Quality assets were $442 per ounce of gold in fiscal 2007, compared with $383 per ounce of gold in fiscal 2006. This increase was mainly as a result of the lower grade and higher cash costs.
Refer to the charts set out on the following pages for detail on the operating and production results of individual Quality assets for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
Target	2007	2006	2005
Production
Tons (‘000)	904	813	1,178
Recovered grade (ounces/ton)	0.158	0.185	0.178
Gold sold (ounces)	142,433	150,196	209,847
Results of operations ($)
Product sales (‘000)	91,228	81,178	89,233
Cash cost (‘000)	52,730	51,904	54,391
Cash profit (‘000)	38,498	29,274	34,842
Cash costs
Per ounce of gold ($)	370	346	259
Capex (‘000 )($)	16,745	9,644	10,818
     Tons milled from the Target shaft decreased to 813,000 in fiscal 2006, compared with 1,178,000 in fiscal 2005. The decrease in tons milled was primarily due to flexibility issues and machine availability (and hence low development rates). We also took a strategic decision during the year to undertake vehicle maintenance in-house, replacing our external contractor agreement in December 2005 with our own labor. This changeover period had a major impact on the production levels. Ounces sold were 150,196 in fiscal 2006, compared with 209,847 in fiscal 2005. The decrease in ounces sold was negatively influenced by the lack of volumes. The recovery grade increased from 0.178 in fiscal 2005 to 0.185 in fiscal 2006.
     Cash costs for Target were $51.9 million in fiscal 2006, compared with $54.3 million in fiscal 2005. This decrease was primarily attributed to lower production levels, a reduction in plant treatment costs and the termination of the external contractor vehicle maintenance contract. Cash costs per ounce were $346 in fiscal 2006, compared with $259 in fiscal 2005. This increase was attributable primarily to the lower production volumes. In addition there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce would have increased in fiscal 2006, due primarily to lower production volumes, increases in costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Target shaft increased to 904,000 in fiscal 2007, compared with 813,000 in fiscal 2006. The age of the current fleet (vehicles) is of a big concern. There is a replacement strategy in place and delivery is awaited. Action plans are in place to improve the skills levels and the maintenance systems.
Ounces sold were 142,433 in fiscal 2007, compared with 150,196 in fiscal 2006. The decrease in ounces sold, was negatively influenced by the lower grade. The recovery grade decreased from 0.185 in fiscal 2006 to 0.158 in fiscal 2007.
Cash costs for Target were $52.7 million in fiscal 2007, compared with $51.9 million in fiscal 2006. This increase was primarily attributed to higher production levels, and an increase in labor cost. Cash costs per ounce were $370 in fiscal 2007, compared with $346 in fiscal 2006. This increase was attributable primarily to a lower recovery grade as well as an increase in cash costs.
The Target shaft’s hoisting capacity is 110,000 tons per month. The average tons milled in fiscal 2007 was 68,675 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 22.0 million tons (4.3 million ounces) will be sufficient for the Target shaft to maintain production until approximately 2026. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.
Capital expenditure: Harmony incurred approximately R120.5 million ($16.7 million) in capital expenditure at the Target shaft in fiscal 2007, principally for underground development and the replacement of the underground fleet. Harmony has budgeted R 285.5 million ($39.7 million at the closing rate at balance sheet date) for capital expenditure at Target in fiscal 2008, primarily for underground development, as well as the replacement of the underground vehicles.

	Fiscal Year Ended June 30,
Tshepong	2007	2006	2005
Production
Tons (‘000)	1,824	1,786	1,700
Recovered grade (ounces/ton)	0,175	0.188	0.224
Gold sold (ounces)	318,887	335,289	380,695
Results of operations ($)
Product sales (‘000)	202,757	179,626	162,958
Cash cost (‘000)	112,043	111,462	101,091
Cash profit (‘000)	90,714	68,164	61,867
Cash costs
Per ounce of gold ($)	351	332	266
Capex (‘000) ($)	26,072	23,529	23,346
     Tons milled from the Tshepong shaft increased to 1,786,000 in fiscal 2006, compared with 1,700,000 in fiscal 2005. This increase was attributable primarily due to the re-implementation of CONOPS with effect from mid-November 2005. Ounces sold were 335,289 in fiscal 2006, compared with 380,695 in fiscal 2005. This decrease was attributable to the decrease in recovery grade to 0.188 in fiscal 2006, compared with 0.224 in fiscal 2005. The decrease in recovery grade was primarily due to decreases in the shaft and plant call factors.
     Cash costs for the Tshepong shaft were $111.5 million in fiscal 2006, compared with $101.1 million in fiscal 2005. This increase was primarily attributed to the re-implementation of CONOPS during the year. The effect of CONOPS increases costs in the short term as additional people are utilized without being fully operational, but to increase profitability in the longer term as higher volumes have a positive impact on the bottom line. Cash costs per ounce were $332 in fiscal 2006, compared with $266 in fiscal 2005. This increase was attributable primarily due to decrease in the number of ounces of gold produced. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased by 28% in fiscal 2006, primarily due to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Tshepong shaft increased to 1,824,000 in fiscal 2007, compared with 1,786,000 in fiscal 2006. Ounces sold were 318,887 in fiscal 2007, compared with 335 289 in fiscal 2006. This decrease was attributable to the decrease in recovery grade to 0.175 in fiscal 2007, compared with 0.188 in fiscal 2006. The decrease in recovery grade was primarily due to decreases in the shaft call factor, plant call factor and the average mining grade which was 1365 cmg/t in fiscal 2007, compared to 1440 cmg/t in fiscal 2006, in line with the Life of Mine (LOM) profile. Industry standard practice in South Africa is to report drill results and cut-off grades for resource estimates in gold as thickness-grade values (cmg/t).
Cash costs for the Tshepong shaft were $112.0 million in fiscal 2007, compared with $111.5 million in fiscal 2006. In a CONOPS environment, the profitability in the longer term will be realized by higher volumes which have a positive impact on the bottom line. Cash costs per ounce were $351 in fiscal 2007, compared with $332 in fiscal 2006. This increase in unit cost was attributable primarily due to decrease in the number of ounces of gold produced. Cash costs have increased by 5.2% in fiscal 2007, primarily due to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 24.7 million tons (5.1 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2020. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R187.7 million ($26.1 million) in capital expenditures at the Tshepong shaft in the fiscal year ended June 30, 2007, primarily for the decline project and ongoing development. Harmony has budgeted R204.3 million ($28.4 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008. This capital include the completion of the current Sub 66 Decline of R25.6 million (US$3.6 million), the new Sub 71 decline (additional two levels 73 and 75) R39.1 million (US$5.4 million), B Reef exploration project R4.9 million (US$0.7 million), Rail Bound Equipment conversion R0.8 million (US$0.1 million) and ongoing development of R110.3 million (US$15.3 million)

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2007	2006	2005
Production

Tons (‘000)	1,074	1,020	1,046
Recovered grade (ounces/ton)	0.138	0.133	0.153
Gold sold (ounces)	147,958	136,153	159,981
Results of operations ($)
Product sales (‘000)	94,534	72,854	68,342
Cash cost (‘000)	82,815	66,563	65,388
Cash profit (‘000)	11,719	6,291	2,954
Cash costs
Per ounce of gold ($)	560	489	409
Capex (‘000) ($)	15,141	14,520	10,630
     Tons milled from the Masimong shaft complex were 1,020,000 in fiscal 2006, compared with 1,046,000 in fiscal 2005, and ounces sold were 136,153 in fiscal 2006, compared with 159,981 in fiscal 2005. Year-on-year production was slightly lower, with the decrease in ounces primarily due to the decrease in the recovered grade, and the days lost to the industry (through, the wage strike in the first quarter and the Cosatu strike in the fourth quarter). Production was stopped at Masimong 4 shaft in April 2005. The resultant decrease in production from this shaft was offset by an increase in production at the Masimong 5 shaft. Development was started in May 2006 at the Masimong 4 shaft to utilize this shaft for ventilation purposes. CONOPS were implemented towards the end of the fiscal 2006. Recovered grade was 0.133 in fiscal 2006, compared with 0.153 in fiscal 2005, mainly as a result of a lower shaft call factor from poor fragmentation and excessive water usage underground. Initiatives have been put in place to remedy these problems, and we expect to see improvement from July 2006.
     Cash costs were $66.6 million in fiscal 2006 compared, with $65.4 million in fiscal 2005 with cash costs per ounce at $489 in fiscal 2006, compared with $409 in fiscal 2005. This increase in cash costs per ounce was attributable primarily to the decrease in the recovered grade and higher labor costs as we employed approximately 600 people for the implementation of CONOPS. The effect of CONOPS increases costs in the short term as additional people are utilized without being fully operational, but to increase profitability in the longer term as higher volumes have a positive impact on the bottom line. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased by 23% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Masimong shaft complex were 1,074,000 in fiscal 2007, compared with 1,020,000 in fiscal 2006, and ounces sold were 147,958 in fiscal 2007, compared with 136,153 in fiscal 2006. Year on year production was slightly higher with a slightly higher recovery grade.
Cash costs were $82.8 million in fiscal 2007 compared with $66.6 million in fiscal 2006 with cash costs per ounce at $560 in fiscal 2007 compared with $489 in fiscal 2006. This increase in cash costs are mainly attributable to increase in labor costs as a result of the annual wage increases as well as a 21% increase in number of employees. This increase in people was to fully staff the operation for Continious Operations. This was the first year that Masimong was fully onto Continious Operations cycle. The effect of CONOPS increases costs in the short term as additional people are utilized without being fully operational, but to increase profitability in the longer term as higher volumes have a positive impact on the bottom line.
The total shaft hoisting capacity is 134,000 tons per month. The average tons milled in fiscal 2007 were 81,000 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 10.0 million tons (1.7 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2016. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately R109.0 million ($15.1 million) in capital expenditures at Masimong in fiscal 2007,.. Harmony has budgeted R119.0 million ($16.6 million at the closing rate on balance sheet date) for capital expenditures at Masimong in fiscal 2007, primarily for growth development of the Masimong shaft complex.

	Fiscal Year Ended June 30,
Evander 2	2007	2006	2005
Production
Tons (‘000)	—	—	357
Recovered grade (ounces/ton)	—	—	0.137
Gold sold (ounces)	—	—	48,764
Results of operations ($)
Product sales (‘000)	—	—	20,695
Cash cost (‘000)	—	—	27,404
Cash loss (‘000)	—	—	(6,709)
Cash costs
Per ounce of gold ($)	—	—	562
Capex (‘000) ($)	—	—	15
     No tons were produced from the Evander 2 in fiscal 2007 or in fiscal 2006, compared with 357,000 tons in fiscal 2005. This decrease in ore milled was due to the decision to downscale the operations and combine it with the Evander 5 shaft during fiscal 2005.
     The total shaft hoisting capacity for the Evander 2 is 51,000 tons per month. In fiscal 2006 the hoisting capacity of this shaft has been combined with that of Evander 5.
     Due to the economic climate, mining operations at Evander 2 and 5 were combined and downscaled during fiscal 2005. Harmony currently expects that production at Evander 2 and 5 will end between 2009 and 2010. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. See “Risk Factors — Risks Relating to Our Business and Our Industry — Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated”.
     Capital Expenditure.  Harmony incurred no capital expenditures at Evander 2 in fiscal 2007 or 2006. No provision was made for capital expenditures at Evander 2 in fiscal 2008.
Due to the recent economic climate, mining operations at Evander 2 shaft were combined with those at Evander 5 shaft and downscaled during fiscal 2005.

	Fiscal Year Ended June 30,
Evander 5	2007	2006	2005
Production
Tons (‘000)	377	450	245
Recovered grade (ounces/ton)	0.148	0.139	0.192
Gold sold (ounces)	55,643	62,388	47,093
Results of operations ($)
Product sales (‘000)	35,673	32,183	20,078
Cash cost (‘000)	28,923	33,068	15,912
Cash (loss)/profit (‘000)	6,750	(885)	4,166
Cash costs
Per ounce of gold ($)	520	530	338
Capex (‘000) ($)	5,451	6,453	7,006
     Tons milled from the Evander 5 were 450,000 in fiscal 2006, compared with 245,000 in fiscal 2005, and ounces sold were 62,388 in fiscal 2006, compared with 47,093 in fiscal 2005. The increase in tons milled was due to the successful combination and restructuring of the Evander 2 and 5. The increase in ounces was due to the significantly higher production. Recovered grade was 0.139 in fiscal 2006, compared with 0.192 in fiscal 2005. The lower recovered grade was primarily due to the expected depletion of the high grade No. 5 Shaft pillar during the year.

     The increase in cash costs per ounce from $338 in fiscal 2005 to $530 in fiscal 2006 was attributable primarily to the additional labor incurred by Evander 5 due to the downscaling and restructuring of the No. 2 shaft operation. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased by 61% in fiscal 2006, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled at Evander 5 were 377,000 in fiscal 2007, compared with 450,000 in fiscal 2006, and ounces sold were 55,643 in fiscal 2007, compared with 62,388 in fiscal 2006. The decrease in tons milled was due to the depletion of the open raise lines on 24 level and 80% of mining happens in pillars now. The decrease in ounces was due to the significantly lower production in reef tons. Recovered grade was 0.148 in fiscal 2007, compared with 0.139 in fiscal 2006. The higher recovered grade was primarily due to an improvement of the MCF from 62% in 2006 to 70.5% in 2007.
The decrease in cash costs from $530 per ounce in fiscal 2006 to $520 per ounce in fiscal 2007 was attributable primarily to the lower cash cost resulting from the restructuring of the no.2 and no.5 operations, which decreases labor , equipment and material costs. Production took place in higher grade areas in 2007 therefore reducing cash cost per ounce.
The total shaft hoisting capacity at Evander 5 is 40,000 tons per month. The average tons milled in fiscal 2007 was 27,000 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 2.4 million tons (0.4 million ounces) will be sufficient for Evander 5 to maintain production until approximately fiscal 2010. Mining operations at the No. 2 and 5 shafts were combined due to the fact that there are synergies between these shafts and the pillars being mined now are smaller than in previous years (Lenses being mined). Harmony currently expects that production at shafts 2 and 5 will end between 2009 and 2010. In addition, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R39.2 million ($5.4 million) in capital expenditures at Evander 5 in fiscal 2007. Harmony has budgeted R42.9 million ($6,0 million at the closing rate at the balance sheet date) for capital expenditures at the Winkelhaak operations in fiscal 2008, primarily for ongoing development and the upgrading of major equipment.

	Fiscal Year Ended June 30,
Evander 7	2007	2006	2005
Production
Tons (‘000)	447	435	541
Recovered grade (ounces/ton)	0.137	0.191	0.240
Gold sold (ounces)	61,044	83,202	130,009
Results of operations ($)
Product sales (‘000)	39,242	42,365	55,502
Cash cost (‘000)	38,633	32,648	32,795
Cash profit (‘000)	609	9,717	22,707
Cash costs
Per ounce of gold ($)	633	392	252
Capex (‘000) ($)	11,899	10,021	7,948
     Tons milled from the Evander 7 were 435,000 in fiscal 2006, compared with 541,000 in fiscal 2005, and ounces sold were 83,202 in fiscal 2006, compared with 130,009 in fiscal 2005. The decrease in tons milled was primarily due to significantly lower production in the No. 3 decline due to a major sill intrusion in December 2005 that “eliminated” two entire raise lines. The decrease in ounces sold is attributable primarily to lower production levels and the decrease in recovery grade, which decreased to 0.191 in fiscal 2006, compared with 0.240 in fiscal 2005. The grade decrease was primarily attributable to the depletion of a very high grade payshoot area during the year.
     The increase in cash costs per ounce from $252 in fiscal 2005 to $392 in fiscal 2006 was attributable primarily to the decrease in the recovered grade, and hence fewer ounces produced. Cash cost remained fairly constant at $32.6 million in fiscal 2006 versus $32.8 million in fiscal 2005. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased by 60% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Evander 7 shaft were 447,000 in fiscal 2007, compared with 435,000 in fiscal 2006, and ounces sold were 61,044 in fiscal 2007, compared with 83,202 in fiscal 2006. The increase in tons milled was due to increase in mining of pillar areas. The decrease in ounces sold is attributable primarily to the decrease in recovery grade, which decreased to 0.137 in fiscal 2007, compared with 0.191 in fiscal 2006. The grade decrease was primarily attributable to the depletion of a very high grade pay shoot in the No 3 decline areas and the increase in mining in the uppers area of the shaft (pillar area) that is of lower grade. The shaft also started to hoist waste with reef in October 2006 due to infrastructure constraints.
The increase in cash costs from $392 per ounce in fiscal 2006 to $633 per ounce in fiscal 2007 was attributable primarily to the decrease in the recovered grade, and hence fewer ounces produced. Cash cost increased to $38.6 million in fiscal 2007 from $32.6 million in fiscal 2006.
The total shaft hoisting capacity for the Evander 7 shaft is 53,000 tons per month. The average monthly tons milled in fiscal 2007 were 32,135.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 4.9 million tons (0.9 million ounces) will be sufficient for Evander 7 shaft to maintain production until approximately fiscal 2008. We expect production to end in 2008 because by then all the production will take place in the pillar areas at much lower grade and therefore higher cash cost per ounce which will render the shaft unprofitable. Restructuring of the shaft will start during 2008. The shaft will continue with geological drilling in the sill breakthrough area. Labor will be re-deployed to Evander 8 and other shafts in the group where production build up is taking place. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R85.7 million ($11.9 million) in capital expenditures at Evander 7 in fiscal 2007, principally for underground declines at shaft 7. Harmony has budgeted Rand 42.4 million ($5.9 million at the closing rate at the balance sheet date) for capital expenditures at Evander 7 in fiscal 2008, primarily for ongoing development and opening up.

	Fiscal Year Ended June 30,
Evander 8	2007	2006	2005
Production
Tons (‘000)	842	815	734
Recovered grade (ounces/ton)	0.141	0.158	0.207
Gold sold (ounces)	118,692	128,849	151,936
Results of operations ($)
Product sales (‘000)	76,124	67,325	64,912
Cash cost (‘000)	45,792	44,863	41,500
Cash profit (‘000)	30,332	22,462	23,412
Cash costs
Per ounce of gold ($)	386	348	273
Capex (‘000) ($)	11,039	9,726	8,216
     Tons milled from the Evander 8 shaft were 815,000 in fiscal 2006, compared with 734,000 in fiscal 2005, and ounces sold were 128,849 in fiscal 2006, compared with 151,936 in fiscal 2005. This increase in tons milled was due to an improved mining flexibility and improvement in face advance as a result of the successful implementation of CONOPS during fiscal 2005 continuing in fiscal 2006. The decrease in ounces was due to the significantly lower recovered grade. Recovered grade was 0.158 in fiscal 2006, compared with 0.207 in fiscal 2005, which is the result of payshoot variability that impacts on grade as a result of sequential mining.
     The increase in cash costs per ounce from $273 in fiscal 2005 to $348 in fiscal 2006 was attributable primarily due to the significant decrease in the recovery grade. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 31%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.

Tons milled from the Evander 8 shaft were 842,000 in fiscal 2007, compared with 815,000 in fiscal 2006, and ounces sold were 118,692 in fiscal 2007, compared with 128,849 in fiscal 2006. The increase in tons was due to better efficiencies in the mining operations in the lower grade pillars. The decrease in ounces was due to a slightly lower recovered grade. Recovered grade was 0.141 in fiscal 2007, compared with 0.158 in fiscal 2006, which is the result of payshoot variability that impacts on grade as a result of sequential mining. The shaft also started to hoist waste with reef that dilutes the quality of the ore. Of the 842,000 tons in Fiscal 2007, 93,000 were waste.
The increase in cash costs from $348 per ounce in fiscal 2006 to $386 per ounce in fiscal 2007 was attributable primarily due to the decrease in the recovery grade that impacted negatively on gold production.
The total shaft hoisting capacity for Evander No. 8 shaft is 85,000 tons per month. The average tons milled in fiscal 2007 were 60,450 tons per month, Evander 8 only hoists to 15 level, from which the ore is cross trammed to Evander 7 to be hoisted in 7A shaft.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 13.6 million tons (2.5 million ounces) will be sufficient for Evander 8 shaft to maintain production until approximately fiscal 2031. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R79.5 million ($11.0 million) in capital expenditures at Evander 8 in fiscal 2007, principally for underground declines. Harmony has budgeted R65.5 million ($9.1 million at the closing rate at the balance sheet date) for capital expenditures at the Evander 8 shaft in fiscal 2008, primarily for ongoing development and phases 6 and 7 of the No 2 decline and two ventilation bore holes.

	Fiscal Year Ended June 30,
Cooke 1	2007	2006	2005
Production
Tons (‘000)	426	490	520
Recovered grade (ounces/ton)	0.178	0.164	0.152
Gold sold (ounces)	75,698	80,495	79,101
Results of operations ($)
Product sales (‘000)	48,311	42,978	33,888
Cash cost (‘000)	32,852	32,274	31,115
Cash profit (‘000)	15,459	10,704	2,773
Cash costs
Per ounce of gold ($)	434	401	393
Capex (‘000) ($)	1,967	3,759	2,811
     Tons milled from Cooke 1 were 490,000 in fiscal 2006, compared with 520,000 in fiscal 2005, and ounces sold were 80,495 in fiscal 2006, compared with 79,101 in fiscal 2005. The decrease in tons milled was due to a change in mining mix during fiscal 2005 between pillars and conventional mining areas. Performance was also disrupted by moving the milling process from Cooke plant to Doornkop, which is a larger and more efficient plant. During fiscal 2006 the pillars accounted for approximately 60% of the operations and delivered a much higher recovered grade than the conventional mining areas, albeit at much lower volumes. The increase in ounces sold was primarily due to the higher recovered grade (0.164 in fiscal 2006 compared to 0.152 in fiscal 2005).
Cash costs per ounce were $401 in fiscal 2006, compared with $393 in fiscal 2005. This increase was attributable primarily to the change in mining mix, which constitutes a decrease in conventional mining and an increase in the portion of pillar mining from old remnant areas. This pillar mining is much more costly to undertake and high volumes are also not possible. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 5%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from Cooke 1 were 426,000 in fiscal 2007, compared with 490,000 in fiscal 2006, and ounces sold were 75,698 in fiscal 2007, compared with 80,495 in fiscal 2006. The decrease in tons milled was due to a change in mining mix during fiscal 2007 due to the depletion of the conventional mining areas. The decrease in ounces sold was primarily due to lower volumes. The recovery grade increased from 0.164 in fiscal 2006 to 0.178 in fiscal 2007.

Cash costs per ounce of gold were $434 in fiscal 2007, compared with $401 in fiscal 2006. This increase was attributable primarily to the change in mining mix, which constitutes a decrease in conventional mining and an increase in the portion of pillar mining from old remnant areas. This pillar mining is much more costly to undertake and high volumes are also not possible. The increase was due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts also negatively affected cash costs.
The hoisting capacity of the Cooke 1 shaft is 176,000 tons per month, though currently operating at a rate of 35,583 tons per month in connection with the extraction of the pillars.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 0.3 million tons (0.1 million ounces) will be sufficient for the Cooke 1 shaft to maintain production until approximately fiscal 2008. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R14.2 million ($1.9 million) in capital expenditures at Cooke 1 shaft in fiscal 2007 for ongoing development and other abnormal expenditure seen as capital. Harmony has budgeted R23.2 million ($3.2 million at the closing rate at the balance sheet date) in fiscal 2008, mostly for ongoing development

	Fiscal Year Ended June 30,
Cooke 2	2007	2006	2005
Production
Tons (‘000)	385	353	403
Recovered grade (ounces/ton)	0.149	0.170	0.135
Gold sold (ounces)	57,215	59,836	54,441
Results of operations ($)
Product sales (‘000)	36,290	32,025	23,274
Cash cost (‘000)	34,880	23,082	24,144
Cash profit (‘000)	1,410	8,943	(870)
Cash costs
Per ounce of gold ($)	610	386	443
Capex (‘000) ($)	3,682	3,738	2,538
     Tons milled from Cooke 2 were 353,000 in fiscal 2006, compared with 403,000 in fiscal 2005, and ounces sold were 59,836 in fiscal 2006, compared with 54,441 in fiscal 2005. The decrease in tons milled was due to planned scaling down in operations at some of the lower grade UE1A reef horizons, and the depletion of the underground sludge dams in fiscal 2005. The recovered grade increased from 0.135 in fiscal 2005 to 0.170 in fiscal 2006, mainly as a result of replacing carbon areas with higher grade sources. As a result of the increase in the recovered grade ounces sold also increased. Cash costs per ounce were $386 in fiscal 2006, compared with $443 in fiscal 2005. This decrease in cash costs per ounce was attributable primarily to the increased ounces sold. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 10%.
Tons milled from Cooke 2 were 385,000 in fiscal 2007, compared with 353,000 in fiscal 2006, and ounces sold were 57,215 in fiscal 2007, compared with 59,836 in fiscal 2006. The increase in tons milled was due to an increase in production from the 79 level VCR project. The recovered grade decreased from 0.170 in fiscal 2006 to 0.149 in fiscal 2007.
Cash costs per ounce of gold were $610 in fiscal 2007, compared with $386 in fiscal 2006. This increase in cash costs per ounce was attributable primarily to the decrease in ounces produced, combined with increases in the costs of labor and supplies and the effect of inflation on supply contracts.
The hoisting capacity of the Cooke 2 shaft is 187,000 tons per month. The average tons milled in fiscal 2007 was 32,965 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 0.8 million tons (0.2 million ounces) will be sufficient for the Cooke 2 shaft to maintain production until approximately fiscal 2009. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately R26.5 million ($3.7 million) in capital expenditures at Cooke 2 in fiscal 2007 primarily for ongoing development. Harmony has budgeted R11 million ($1.5 million at the closing rate at the balance sheet date) in fiscal 2008, primarily for ongoing development.

	Fiscal Year Ended June 30,
Cooke 3	2007	2006	2005
Production
Tons (‘000)	622	652	740
Recovered grade (ounces/ton)	0.147	0.161	0.157
Gold sold (ounces)	91,332	104,758	116,300
Results of operations ($)
Product sales (‘000)	57,870	55,901	49,478
Cash cost (‘000)	44,081	41,329	42,278
Cash profit (‘000)	13,789	14,572	7,200
Cash costs
Per ounce of gold ($)	483	395	364
Capex (‘000 )($)	13,582	8,197	8,287
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
     Cash costs per ounce were $395 in fiscal 2006, compared with $364 in fiscal 2005. This increase was due to the decrease in ounces produced, combined with the decrease in trackless mining operations, which is a more cost effective method, and the move towards more expensive pillar mining. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006, due primarily to the lower volumes produced, as well as increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from Cooke 3 were 622,000 in fiscal 2007, compared with 652,000 in fiscal 2006. The decrease in tons milled was due to the decrease in square meters. Square meters are down due to panels being stopped because of low grades. The decrease in recovered grade in 2007, from 0.161 in 2006 to 0.147 ounces per ton in 2007, was due to lower volumes from the high grade VCR and changes in the mining mix. Ounces sold decreased to 91,332 in fiscal 2007, compared with 104,758 in fiscal 2006, primarily due to the decrease in tons milled and recovery grade.
Cash costs per ounce of gold were $483 in fiscal 2007, compared with $395 in fiscal 2006. The increase is due to the decrease in ounces produced, combined with increases in the costs of labor and supplies and the effect of inflation on supply contracts.
The hoisting capacity of the Cooke 3 shaft is 265,000 tons per month. The average tons milled in fiscal 2007 was 57,210 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable underground ore reserves of 5.2 million tons (1.0 million ounces) will be sufficient for the Cooke 3 shaft to maintain production until approximately fiscal 2019. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred R97.8 million ($13.6 million) in capital expenditures at the Cooke 3 shaft in fiscal 2007, primarily on accessing the reserves in the 128 South Area as well as for ongoing development. Harmony has budgeted R111.7 million ($15.5 million) calculated at the closing rate at balance sheet date, for capital expenditures at the Cooke 3 shaft in fiscal 2008, primarily for the 128 South development.
Leveraged assets
The following chart details the operating and production results from underground operations for all identified Leveraged assets for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
	2007	2006	2005
Production
Tons (‘000)	5,507	5,122	5,990
Recovered grade (ounces/ton)	0.125	0,133	0.140
Gold sold (ounces)	687,499	683,450	841,280
Results of operations ($)
Product sales (‘000)	438,310	361,178	358,139
Cash cost (‘000)	377,238	336,695	402,695
Cash profit (‘000)	61,072	24,483	(44,556)
Cash costs
Per ounce of gold ($)	549	493	479
Capex (‘000) ($)	56,780	40,072	33,068
Tons milled from Leveraged Assets decreased to 5,122,000 in fiscal 2006, compared with 5,958,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter) and lower underground volumes due to the closing down of Kudu/Sable, Nyala, Welkom 1 and St. Helena shafts. Ounces sold decreased to 683,450 in fiscal 2006, compared with 841,280 in fiscal 2005, primarily due to the decrease in tons milled. The recovered grade decreased from 0.140 in fiscal 2005 to 0.133 in fiscal 2006.
Tons milled from Leveraged assets increased to 5,507,000 in fiscal 2007, compared with 5,122,000 in fiscal 2006. Ounces sold increase to 687,499 in fiscal 2007, compared with 683,450 in fiscal 2006. The recovered grade decreased from 0.133 in fiscal 2006 to 0.125 in fiscal 2007.
Gold sales increased from $361.2 million in fiscal 2006 to $438.3 million in fiscal 2007, as a result of the higher average gold price received during the year as well as an increase in ounces sold. Cash costs for the Leveraged assets were $549 per ounce of gold in fiscal 2007, compared with $493 per ounce of gold in fiscal 2006. This increase was due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Refer to the following charts for detail on the operating and production results of individual leverage assets for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
Bambanani	2007	2006	2005
Production
Tons (‘000)	1,191	1,196	1,090
Recovered grade (ounces/ton)	0.159	0.147	0.181
Gold sold (ounces)	189,683	175,214	197,535
Results of operations ($)
Product sales (‘000)	120,733	93,111	84,165
Cash cost (‘000)	107,539	87,064	83,289
Cash profit (‘000)	13,194	6,047	876
Cash costs
Per ounce of gold ($)	567	497	422
Capex (‘000) ($)	16,639	14,870	12,178
     Tons milled from the Bambanani shaft increased to 1,196,000 in fiscal 2006, compared with 1,090,000 in fiscal 2005. Fires affected six months’ production in fiscal 2005 and three months of the 2006 fiscal year. Ounces sold were 175,214 in fiscal 2006, compared with 197,535 in fiscal 2005. This decrease was due to the decrease in the recovered grade, which decreased from 0.181 in fiscal 2005 to 0.147 in fiscal 2006.
     Cash costs for Bambanani were $87.0 million in fiscal 2006, compared with $83.3 million in fiscal 2005. Cash costs per ounce increased to $497 in fiscal 2006, compared with $422 in fiscal 2005, primarily due to the decrease in ounces produced. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased by 21% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.

Tons milled from the Bambanani shaft decreased to 1,191,000 in 2007 compared with 1,196,000 in fiscal 2006. An underground fire in March 2007 resulted in production loss of 4,180 ounces in fiscal 2007. Ounces sold were 189,683 in fiscal 2007, compared with 175,214 in fiscal 2006. This increase was due to the recovered grade, which increased from 0.147 in fiscal 2006 to 0.159 in fiscal 2007.
Cash costs for Bambanani were $567 in fiscal 2007, compared with $497 in fiscal 2006. The costs per ounce increased by 14% in fiscal 2007, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
The rock hoisting capacity at Bambanani is 116,000 tons per month. The average tons milled in fiscal 2007 was 90,106 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 9.3 million tons (2.0 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2016. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R119.8 million ($16.6 million) in capital expenditures at Bambanani in the fiscal year ended June 30, 2007, primarily for ongoing development. The below 103 level and De Bron Margin exploration program was terminated in August 2006 at an expenditure of R21.8 million ($3.0 million). Harmony has budgeted R141.4 million ($19.6 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, for ongoing development, the new orepass system and upgrading of the No. 3 cooling tower and fan and abnormal expenditures.

	Fiscal Year Ended June 30,
Evander 9	2007	2006	2005
Production
Tons (‘000)	—	—	31
Recovered grade (ounces/ton)	—	—	0.083
Gold sold (ounces)	—	—	2,573
Results of operations ($)
Product sales (‘000)	—	—	1,078
Cash cost (‘000)	—	21	3,005
Cash profit (‘000)	—	(21)	(1,927)
Cash costs
Per ounce of gold ($)	—	—	1,168
Capex (‘000) ($)	—	—	—
Significant restructuring initiatives commenced in the last quarter of fiscal 2004 and by the end of fiscal 2005 Evander 9 was successfully closed and placed on care and maintenance.
There was no production from Evander 9 shaft during fiscal 2007.

	Fiscal Year Ended June 30,
Joel	2007	2006	2005
Production
Tons (‘000)	504	436	498
Recovered grade (ounces/ton)	0.158	0.134	0.129
Gold sold (ounces)	79,923	58,595	64,464
Results of operations ($)
Product sales (‘000)	50,839	31,346	27,282
Cash cost (‘000)	33,412	29,170	28,990
Cash profit (‘000)	17,427	2,176	(1,708)
Cash costs
Per ounce of gold ($)	418	498	450
Capex (‘000 )($)	3,911	3,644	2,582
     Tons milled from Joel decreased to 436,000 in fiscal 2006, compared with 498,000 in fiscal 2005, attributable primarily to delays in commissioning of the midshaft loading arrangement on 137 level, which was only commissioned on February 28, 2006. Ounces sold were 58,595 in fiscal 2006, compared with 64,464 in fiscal 2005. Even though the recovered grade improved, the positive influence on ounces sold was diluted due to the decrease in tons milled. Recovered grade improved to 0.134 in fiscal 2006 compared with 0.129 in fiscal 2005.
     Cash costs for Joel increased marginally to $29.2 million in fiscal 2006, compared with $29.0 million in fiscal 2005. This increase was primarily attributed to lower production volumes and increased contractor costs as contractors were utilized to do vamping of old areas. Cash costs per ounce were $498 in fiscal 2006, compared with $450 in fiscal 2005. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased by 14% in fiscal 2006, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from Joel shaft increased to 504,000 in fiscal 2007, compared with 436,000 in fiscal 2006, attributable primarily to the commissioning of the midshaft loading arrangement on 137 level. Tons milled were negatively influenced in fiscal 2007 due to ceasing hoisting operations at North Shaft on March 15, 2007 for the sinking stage removal, guide rope installation and the installation of a proper spillage arrangement at shaft bottom. Ounces sold were 79,923 in fiscal 2007, compared with 58,595 in fiscal 2006. The improved recovered grade and the increased tons positively influenced ounces sold. Recovered grade improved to 0.158 in fiscal 2007 compared with 0.134 in fiscal 2006.
Cash costs for Joel increased to $33.4 million in fiscal 2007, compared with $29.1 million in fiscal 2006. This increase was primarily attributed to higher production volumes and increased labor costs to support the build up in production. Cash costs per ounce were $418 in fiscal 2007, compared with $498 in fiscal 2006. This decrease was primarily attributable to the higher production levels and an increased grade.
The rock hoisting capacity at Joel is 180,000 tons per month. The average tons milled in fiscal 2007 was 42,083 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 4.1 million tons (0.6 million ounces) will be sufficient for Joel to maintain underground production until approximately 2015. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R28. 2 million ($3.9 million) in capital expenditures at Joel in the fiscal year ended June 30, 2007, on development on 129 level, general replacement, maintenance and ongoing development and has budgeted R29.0 million ($4.0 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for ongoing development and 129 Level Development.

	Fiscal Year Ended June 30,
Kudu/Sable	2007	2006	2005
Production
Tons (‘000)	15	13	194
Recovered grade (ounces/ton)	0.053	0.156	0.130
Gold sold (ounces)	845	2,024	25,175
Results of operations ($)
Product sales (‘000)	553	890	10,764
Cash cost (‘000)	189	895	18,885
Cash profit (‘000)	364	(5)	(8,121)
Cash costs
Per ounce of gold ($)	224	442	750
Capex (‘000) ($)	—	—	—
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
Cash costs for Kudu/Sable were $895,000 in fiscal 2006, compared with $18.9 million in fiscal 2005. This decrease was primarily attributed to the substantially lower production levels and the decision to close the shaft. Cash costs per ounce were $442 in fiscal 2006, compared with $750 in fiscal 2005 primarily due to reduced volumes. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 39%, due primarily to lower production volumes.
Tons milled from Kudu/Sable were 15,000 in fiscal 2007, compared with 13,000 in fiscal 2006. Ounces sold were 845 in fiscal 2007, compared with 2,024 in fiscal 2006. The recovered grade decreased to 0.053 in fiscal 2007, compared with 0.156 in fiscal 2006. Cash costs per ounce decreased in fiscal 2007 to $224 from $442 in fiscal 2006, mainly due to the shaft being in clean up and closure mode.
Capital expenditure: No capital expenditure was incurred during fiscal 2007. No capital expenditure has been budgeted for fiscal 2008.

	Fiscal Year Ended June 30,
West Shaft	2007	2006	2005
Production
Tons (‘000)	93	206	176
Recovered grade (ounces/ton)	0,080	0.124	0.160
Gold sold (ounces)	7,377	25,525	28,165
Results of operations ($)
Product sales (‘000)	4,592	13,117	12,049
Cash cost (‘000)	7,929	13,650	12,907
Cash loss (‘000)	(3,337)	(533)	(858)
Cash costs
Per ounce of gold ($)	1,075	535	458
Capex (‘000) ($)	666	887	107
A decision to close West shaft was taken and mining was stopped in December 2006, reclamation and mud loading commenced in January 2007. The employees were transferred to Bambanani Shaft from October 2006 to February 2007.
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
Cash costs for the West shaft were $13.7 million in fiscal 2006, compared with $12.9 million in fiscal 2005. This increase was primarily attributed to increased production. Cash costs per ounce were $535 in fiscal 2006, compared with $458 in fiscal 2005. This increase in cash costs per ounce was attributable primarily to the lower level of gold produced. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 20%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the West shaft were 93,000 in fiscal 2007, compared with 206,000 in 2006. The decrease was primarily due to placing the shaft on care and maintenance in March 2007. Ounces sold were 7,377 in fiscal 2007, compared with 25,525 in fiscal 2006. The decrease in ounces sold is primarily attributed to the lower recovered grade and placing the shaft on care and maintenance. The recovered grade decreased to 0.080 in fiscal 2007, compared with 0.124 in fiscal 2006, primarily due to the reef stripping at lower grades to get back into higher grade pillars.
Cash costs for the West shaft were $7.9 million in fiscal 2007, compared with $13.7 million in fiscal 2006. This decrease was primarily attributed to placing the shaft on care and maintenance. Cash costs per ounce were $1075 in fiscal 2007, compared with $535 in fiscal 2006. This increase in cash costs per ounce was attributable primarily to the lower level of gold produced, tons milled and grade recovered.
The rock hoisting capacity at the West shaft is 24,000 tons per month. The average tons milled in fiscal 2007 was 10,000 tons per month.

No reserve was declared in 2007 for West shaft after the shaft was put on care and maintenance in March 2007.
Capital Expenditure: Harmony incurred R4.8 million ($0.7 million) in capital expenditures at the West shaft in fiscal 2007 primarily on ongoing development. No capital expenditure required for 2008 as shaft was placed on care and maintenance.

	Fiscal Year Ended June 30,
Nyala	2007	2006	2005
Production
Tons (‘000)	—	2	198
Recovered grade (ounces/ton)	—	0.092	0.119
Gold sold (ounces)	—	184	23,503
Results of operations ($)
Product sales (‘000)	—	81	9,897
Cash cost (‘000)	—	226	17,587
Cash profit (‘000)	—	(145)	(7,690)
Cash costs
Per ounce of gold ($)	—	1,228	748
Capex (‘000 )($)	—	3	1,440
Due to the increased operating costs in dollar terms, the decision was taken to close the Nyala shaft during the quarter ended March 31, 2005.
Tons milled from Nyala were 2,000 in fiscal 2006, compared with 198,000 in fiscal 2005. Ounces sold were 184 in fiscal 2006, compared with 23,503 in fiscal 2005. This decrease in ounces sold is primarily attributed to the decrease in tons milled and the lower recovery grade at Nyala as a result of the closure of the shaft.
The cash costs for Nyala’s underground operations were $226,000 in fiscal 2006, compared with $17.6 million in fiscal 2005. This decrease was primarily attributed to the lower production levels as a result of the decision to close this shaft in fiscal 2005. Cash costs per ounce were $1,228 in fiscal 2006, compared with $748 in fiscal 2005.
Capital expenditure: No capital expenditure was incurred during fiscal 2007. No capital expenditure has been budgeted for 2008.

	Fiscal Year Ended June 30,
Eland	2007	2006	2005
Production
Tons (‘000)	11	21	175
Recovered grade (ounces/ton)	0.229	0.193	0.153
Gold sold (ounces)	2,420	4,058	26,782
Results of operations( $)
Product sales (‘000)	1,505	2,026	11,436
Cash cost (‘000)	—	1,066	13,404
Cash profit (‘000)	1,505	960	(1,968)
Cash costs
Per ounce of gold ($)	—	263	500
Capex (‘000) ($)	79	—	—
Based on the increased operating costs in dollar terms, the decision was taken to scale down the Eland shaft, commencing during fiscal 2004. The downscaling was completed during fiscal 2005 and the shaft was closed.
Tons milled from the Eland shaft were 21,000 in fiscal 2006, compared with 175,000 in fiscal 2005. The decrease in tons milled is primarily attributed to the decision to down scale the shaft and then close it, with the small amount of production coming from clean- up activities. Ounces sold decreased to 4,058 in fiscal 2006, compared with 26,782 in fiscal 2005, due to the decrease in tons milled. There was an increase in the grade recovered from 0.153 in fiscal 2005 to 0.193 in fiscal 2006.

Cash costs for the Eland shaft were $1.1 million in fiscal 2006, compared with $13.4 million in fiscal 2005. This decrease was primarily attributed to the downscaling of the operation. In addition, there was a 7.5% depreciation of the Rand against the US dollar during the year. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 46%, due primarily to lower production volumes.
Tons milled from the Eland shaft were 11,000 in fiscal 2007, compared with 21,000 in fiscal 2006. The decrease in tons milled is primarily attributed to the decision to down scale the shaft and then close it, with the small amount of production coming from clean-up activities. Ounces sold decreased further to 2,420 in fiscal 2007, compared with 4,058 in fiscal 2006, due to the decrease in tons milled. There was an increase in the grade recovered from 0.193 in fiscal 2006 to 0.229 in fiscal 2007.
Capital Expenditure: Harmony incurred capital expenditures of $0.1 million at the Eland shaft in fiscal 2007 and no capital expenditures are foreseen for fiscal 2008.

	Fiscal Year Ended June 30,
Deelkraal	2007	2006	2005
Production
Tons (‘000)	—	—	1
Recovered grade (ounces/ton)	—	—	2.284
Gold sold (ounces)	—	—	2,284
Results of operations ($)
Product sales (‘000)	—	—	958
Cash cost (‘000)	—	—	714
Cash profit (‘000)	—	—	244
Cash costs
Per ounce of gold ($)	—	—	313
Capex (‘000) ($)	—	—	—
The Deelkraal shaft was closed in June 2004 and was only operating as a service shaft since fiscal 2005. There was no production at the Deelkraal shaft during fiscal 2006 and 2007.
Capital Expenditure: Harmony incurred no capital expenditures at Deelkraal in fiscal 2007 and no capital expenditures are foreseen for fiscal 2008.

	Fiscal Year Ended June 30,
St. Helena	2007	2006	2005
Production
Tons (‘000)	240	127	245
Recovered grade (ounces/ton)	0,089	0.101	0.122
Gold sold (ounces)	21,319	12,791	29,965
Results of operations ($)
Product sales (‘000)	13,650	6,867	12,660
Cash cost (‘000)	17,909	10,802	24,191
Cash loss (‘000)	(4,259)	(3,935)	(11,531)
Cash costs
Per ounce of gold ($)	840	845	807
Capex (‘000) ($)	1,440	443	901
Cash costs for St. Helena were $10.8 million in fiscal 2006, compared with $24.2 million in fiscal 2005. This decrease was primarily attributed to the reduction in tonnage milled and the lower recovered grade. Cash costs per ounce were $845 in fiscal 2006, compared with $807 in fiscal 2005. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 8%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from St. Helena were 240,000 in fiscal 2007, compared with 127,000 in fiscal 2006. The increase in tons milled was primarily due to the decision to consolidate 4 and 8 shafts into one unit. Ounces sold were 21,319 in fiscal 2007, compared with

12,791 in fiscal 2006. The increase in ounces sold is primarily attributed to the increase in tons milled. The recovered grade however decreased to 0.089 during fiscal 2007, compared with 0.101 during fiscal 2006.
Cash costs for St. Helena were $17.9 million in fiscal 2007, compared with $10.8 million in fiscal 2007. This increase was primarily attributed to the increase in tonnage milled and square metres. Cash costs per ounce were $840 in fiscal 2007, compared with $845 in fiscal 2006 due to the increase in ounces produced.
The rock hoisting capacity at St. Helena is 63,000 tons per month. The average tons milled in fiscal 2007 was 18,235 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.0 million tons (0.13 million ounces) will be sufficient for the St. Helena shaft to maintain underground production until approximately 2012. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred R10.4 million ($1.4 million) in capital expenditures at St. Helena in fiscal 2007 and has budgeted R3.8 million ($527 thousands at the closing rate at balance sheet date) for capital expenditures in fiscal 2008.

	Fiscal Year Ended June 30,
Harmony 2	2007	2006	2005
Production
Tons (‘000)	516	598	559
Recovered grade (ounces/ton)	0.090	0.116	0.123
Gold sold (ounces)	46,274	69,446	68,547
Results of operations ($)
Product sales (‘000)	29,936	36,716	29,295
Cash cost (‘000)	29,887	33,527	30,021
Cash profit (‘000)	49	3,189	(726)
Cash costs
Per ounce of gold ($)	646	483	438
Capex (‘000) ($)	4,905	3,964	3,556
Tons milled from the Harmony 2 shaft increased to 598,000 in fiscal 2006, compared with 559,000 in fiscal 2005, primarily due to an increase in the availability of mineable ground resulting from development and equipping of areas identified by exploration drilling. Ounces sold were 69,446 in fiscal 2006, compared with 68,547 in fiscal 2005. This increase is attributable primarily to the increase in tons milled. Recovered grade was 0.116 in fiscal 2006, compared with 0.123 in fiscal 2005. This decrease in average grade is mainly attributable to a change in the mining mix between the Basal and A-Reef during the year.
Cash costs were $33.5 million in fiscal 2006 compared with $30.0 million in fiscal 2005. Cash costs per ounce were $483 in fiscal 2006 compared with $438 in fiscal 2005. This increase was attributable primarily to increase in tonnage produced. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 14%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Harmony 2 shaft decreased to 516,000 in fiscal 2007, compared with 598,000 in fiscal 2006, primarily due to an underground fire experienced at Harmony 2 in the Basal pillar. Ounces sold were 46,274 in fiscal 2007, compared with 69,446 in fiscal 2006. This decrease is attributable primarily to the fire in the high grade basal pillar area. Recovered grade was 0.090 in fiscal 2007, compared with 0.116 in fiscal 2006. This decrease in average grade is mainly attributable to the fire in the high grade basal pillar area.
Cash costs were $29. 8 million in fiscal 2007 compared with $33.5 million in fiscal 2006. Cash costs per ounce were $646 in fiscal 2007 compared with $483 in fiscal 2006. Although the total costs are lower than the previous year, it includes approximately R3.1m ($433,687) in terms of costs to fight the fire and replace critical items lost in the fire. The cash cost per ounce is higher due to the loss of production in the higher grade basal pillars combined with the additional costs of the fire.
The rock hoisting capacity at the Harmony 2 shaft is 54,000 tons per month. The average tons milled in fiscal 2007 were 39,166 tons per month.

On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.0 million tons (0.1 million ounces) will be sufficient for Harmony 2 to maintain underground production until approximately fiscal 2010. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred R35.3 million ($4.9 million) on capital expenditures at Harmony 2 in fiscal 2007, primarily for ongoing capital development. Harmony has budgeted R30.1 million ($4.2 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for ongoing development

	Fiscal Year Ended June 30,
Merriespruit 1	2007	2006	2005
Production
Tons (‘000)	476	410	414
Recovered grade (ounces/ton)	0.106	0.117	0.110
Gold sold (ounces)	50,612	48,069	45,559
Results of operations ($)
Product sales (‘000)	32,520	25,685	19,428
Cash cost (‘000)	26,507	24,061	21,719
Cash profit (‘000)	6,013	1,624	(2,291)
Cash costs
Per ounce of gold ($)	524	501	477
Capex (‘000) ($)	3,509	2,445	2,833
Tons milled from Merriespruit 1 were 410,000 in fiscal 2006, compared with 414,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter). Ounces sold increased to 48,069 in fiscal 2006, compared with 45,559 in fiscal 2005, attributable primarily to the slightly higher recovered grade. Recovered grade was 0.117 in fiscal 2006, compared with 0.110 in fiscal 2005. This increase was due to the increase in the mine call factor from 69% to 70%. Cash costs were $24.1 million in fiscal 2006 compared with $21.7 million in fiscal 2005. This increase was attributable primarily to an increase in labor cost. Cash costs per ounce were $501 in fiscal 2006 compared with $477 in fiscal 2005. This increase was attributable primarily to the increased labor costs. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 8%, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from Merriespruit 1 were 476,000 in fiscal 2007, compared with 410,000 in fiscal 2006. Volumes increased, mainly as a result of being able to commence mining in the shaft pillar area, after completion of the shaft tower installation project. Equipping and development was enhanced enabeling entry to panels at an increased rate. Ounces sold increased to 50,612 in fiscal 2007, compared with 48,069 in fiscal 2006, attributable primarily to the increased tonnage and the recovered grade remaining at similar levels. Recovered grade was 0.106 in fiscal 2007, compared with 0.117 in fiscal 2006. This slight decrease was mainly due to the erratic grade of the Middle reef.
Cash costs were $26.7 million in fiscal 2007 compared with $24.1 million in fiscal 2006. This increase was attributable primarily to an increase in labor cost and additional support required in the shaft pillar area. Cash costs per ounce were $524 in fiscal 2007 compared with $501 in fiscal 2006. This increase was attributable primarily to the increased labor costs and the additional support costs in the shaft pillar area.
The rock hoisting capacity at the Merriespruit 1 shaft is 38,000 tons per month. The average tons milled in fiscal 2007 was 36,083 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.7 million tons (0.2 million ounces) will be sufficient for Merriespruit 1 shaft to maintain underground production until approximately fiscal 2013. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred R25.3 million ($3.5 million) on capital expenditures at Merriespruit 1 in fiscal 2007, primarily on ongoing development and has budgeted R26.9 million ($3.7 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for ongoing development.

	Fiscal Year Ended June 30,
Merriespruit 3	2007	2006	2005
Production
Tons (‘000)	444	452	548
Recovered grade (ounces/ton)	0.098	0.097	0.100
Gold sold (ounces)	43,541	43,691	54,690
Results of operations ($)
Product sales (‘000)	27,933	23,078	23,325
Cash cost (‘000)	25,035	24,188	24,379
Cash profit (‘000)	2,898	(1,110)	(1,054)
Cash costs
Per ounce of gold ($)	575	554	446
Capex (‘000) ($)	3,420	1,783	1,696
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
Cash costs were $24.2 million in fiscal 2006 compared with $24.4 million in fiscal 2005. This decrease was attributable primarily to the lower production levels. Cash costs per ounce were $554 in fiscal 2006 compared with $446 in fiscal 2005. This increase was attributable primarily to lower production levels, and a lower grade. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 28%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Merriespruit 3 shaft decreased to 444,000 in fiscal 2007, compared with 452,000 in fiscal 2006, primarily due to the availability of replacement ground. Ounces sold were 43,541 in fiscal 2007, compared with 43,691 in fiscal 2006. The decrease in ounces sold is primarily attributed to the decrease in tons milled. Recovered grade was 0.098 in fiscal 2007, compared with 0.097 in fiscal 2006.
Cash costs were $25.0 million in fiscal 2007 compared with $24.2 million in fiscal 2006. Cash costs per ounce were $575 in fiscal 2007 compared with $554 in fiscal 2006. This increase in costs is mainly attributable to increased labor rates and inflationary escalations.
The rock hoisting capacity at the Merriespruit 3 shaft is 48,000 tons per month. The average tons milled in fiscal 2007 was 33,645 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.1 million tons (0.2 million ounces) will be sufficient for the Free State operations to maintain underground production until approximately fiscal 2010. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R24.6 million ($3.4 million) in capital expenditures at the Merriespruit 3 shaft in fiscal 2007, principally for ongoing development and has budgeted R29.8 million ($4.1 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for ongoing development.

	Fiscal Year Ended June 30,
Unisel	2007	2006	2005
Production
Tons (‘000)	614	500	494
Recovered grade (ounces/ton)	0.130	0.146	0.132
Gold sold (ounces)	79,992	72,963	65,011
Results of operations ($)
Product sales (‘000)	51,142	38,172	27,798
Cash cost (‘000)	35,013	28,789	31,055
Cash profit (‘000)	16,129	9,383	(3,257)
Cash costs
Per ounce of gold ($)	438	395	478
Capex (‘000) ($)	5,436	3,907	4,147
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
Cash costs were $28.8 million in fiscal 2006 compared with $31.1 million in fiscal 2005. This decrease was attributable to benefits of the restructuring of the shaft in fiscal 2005. Cash costs per ounce were $395 in fiscal 2006 compared with $478 in fiscal 2005. This decrease was attributable primarily to the positive effect of the restructuring of the shaft in fiscal 2005 and the increase in the recovered grade. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have decreased in fiscal 2006 by 15%.
Tons milled from Unisel were 614,000 in fiscal 2007, compared with 500,000 in fiscal 2006. The increase was due to improved blasting frequency. Ounces sold increased to 79,992 in fiscal 2007, compared with 72,963 in fiscal 2006, primarily because of the increase in tons milled. Recovered grade was 0.130 in fiscal 2007, compared with 0.146 in fiscal 2006
Cash costs were $35.0 million in fiscal 2007 compared with $28.8 million in fiscal 2006. This increase was attributable to the extra production, upgrade of the refrigeration plant and infrastructure. Cash costs per ounce were $438 in fiscal 2007 compared with $395 in fiscal 2006, primarily due to the increased labor costs and inflationary pressure on supply costs.
The rock hoisting capacity at Unisel is 70,000 tons per month. The average tons milled in fiscal 2007 was 46,621 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 4.3 million tons (0.7 million ounces) will be sufficient for Unisel to maintain underground production until approximately fiscal 2015. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations
Capital Expenditure: Harmony incurred R39.1 million ($5.4 million) in capital expenditures at Unisel in fiscal 2007, primarily on ongoing development and has budgeted R39.4 million ($5.4 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for ongoing development.

	Fiscal Year Ended June 30,
Brand 3	2007	2006	2005
Production
Tons (‘000)	444	405	448
Recovered grade (ounces/ton)	0.103	0.103	0.103
Gold sold (ounces)	45,611	41,647	46,299
Results of operations ($)
Product sales (‘000)	29,174	22,147	19,807
Cash cost (‘000)	27,771	23,272	22,883
Cash profit (‘000)	1,403	(1,125)	(3,076)
Cash costs
Per ounce of gold ($)	609	559	494
Capex (‘000) ($)	1,590	987	1,267

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
Cash costs were $23.3 million in fiscal 2006 compared with $22.9 million in fiscal 2005. This increase was attributable primarily to the annual labor increases. Cash costs per ounce were $559 in fiscal 2006 compared with $494 in fiscal 2005. This increase was attributable primarily to lower production and lower grade mined. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 16%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Brand 3 shaft increased to 444,000 in fiscal 2007 from 405,000 in fiscal 2006. Ounces sold were 45,611 in fiscal 2007, compared with 41,647 in fiscal 2006, primarily because of the improvement in tons milled. Recovered grade remained constant at 0.103.
Cash costs were $27.8 million in fiscal 2007 compared with $23.3 million in fiscal 2006. This increase was attributable primarily to the bringing in of labor earlier to prepare for increase in production in fiscal 2008, and also the upgrade of rail infrastructure on 40 and 46 levels. Cash costs per ounce were $609 in fiscal 2007 compared with $559 in fiscal 2006. This increase was also attributable primarily to the rail infrastructure upgrade and new labor brought in to prepare for 2008 fiscal increase in production.
The rock hoisting capacity at the Brand 3 shaft is 45,000 tons per month. The average tons milled in fiscal 2007 was 33,742 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 0.7 million tons (0.008 million ounces) will be sufficient for the Brand 3 operations to maintain underground production until approximately the end of fiscal 2009. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred R11.4 million ($1.6 million) on capital expenditures at Brand 3 in fiscal 2007.

	Fiscal Year Ended June 30,
Brand 5	2007	2006	2005
Production
Tons (‘000)	12	3	—
Recovered grade (ounces/ton)	0.077	0.156	—
Gold sold (ounces)	918	469	33
Results of operations ($)
Product sales (‘000)	592	236	8
Cash cost (‘000)	1526	975	2,120
Cash loss (‘000)	(934)	(739)	(2,112)
Cash costs
Per ounce of gold ($)	1,661	2,079	64,242
Capex (‘000) ($)	—	—	—
The Brand 5 shaft was placed on care and maintenance during the quarter ended September 30, 2003, this will remain in place until market conditions are more favorable or more economical parts of the orebody are discovered.
The few tons milled during 2006 and 2007 were due to vamping of mud while cleaning the underground dams. Water is pumped on the shaft and the dams are cleared and cleaned periodically.

Capital Expenditure: Harmony incurred no capital expenditures at Brand 5 in fiscal 2007 and no capital expenditures are foreseen for fiscal 2008.

	Fiscal Year Ended June 30,
Orkney 2	2007	2006	2005
Production
Tons (‘000)	311	347	413
Recovered grade (ounces/ton)	0.168	0.201	0.190
Gold sold (ounces)	52,275	69,877	78,449
Results of operations ($)
Product sales (‘000)	33,048	36,589	33,279
Cash cost (‘000)	26,262	29,716	31,495
Cash profit (‘000)	6,786	6,873	1,784
Cash costs
Per ounce of gold ($)	502	425	401
Capex (‘000) ($)	4,273	2,380	1,443
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
Cash costs were $29.7 million in fiscal 2006 compared with $31.5 million in fiscal 2005. Cash costs per ounce were $425 in fiscal 2006 compared with $401 in fiscal 2005. This increase was attributable primarily to additional labor hours. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 9%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Orkney 2 shaft were 311,000 in fiscal 2007, compared with 347,000 in fiscal 2006. The decrease in tons milled was primarily due to seismic events resulting in the loss of face length flexibility and volume. There was also a planned down scaling in production. Ounces sold were 52,275 in fiscal 2007, compared with 69,877 in fiscal 2006. The decrease in ounces sold is primarily attributed to the lower production. Recovered grade was 0.168 in fiscal 2007, compared with 0.201 in fiscal 2006, due to a decrease in average mining grade.
Cash costs were $26.3 million in fiscal 2007 compared with $29.7 million in fiscal 2006. Cash costs per ounce were $502 in fiscal 2007 compared with $425 in fiscal 2006. This increase was attributable primarily due to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
The rock hoisting capacity at the Orkney 2 shaft is 60,000 tons per month. The average tons milled in fiscal 2007 were 23,593 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable reserves of 308,000 tons (86,132 ounces) will be sufficient for the Orkney 2 operations to maintain underground production until approximately calendar year 2009. Any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred R30.8 million ($4.3 million) in on-going capital expenditures at Orkney 2 in fiscal 2007 and has budgeted R36.5 million ($5.1 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for ongoing development.

	Fiscal Year Ended June 30,
Orkney 4	2007	2006	2005
Production
Tons (‘000)	397	406	455
Recovered grade (ounces/ton)	0.116	0.145	0.169
Gold sold (ounces)	46,041	58,897	76,971
Results of operations ($)
Product sales (‘000)	28,960	31,117	32,720
Cash cost (‘000)	26,317	29,273	29,616
Cash profit (‘000)	2,643	1,844	3,104
Cash costs
Per ounce of gold ($)	572	497	385
Capex (‘000) ($)	5,101	4,759	915

Tons milled from the Orkney 4 shaft were 406,000 in fiscal 2006, compared with 455,000 in fiscal 2005. The decrease in tons milled was primarily due to shaft ore pass scaling and seismicity experienced in the shaft pillar area. Ounces sold were 58,897 in fiscal 2006, compared with 76,971 in fiscal 2005. The decrease in ounces sold is primarily attributed to the decrease in production and a decrease in the recovery grade. The decrease in recovered grade from 0.169 in fiscal 2005 to 0.145 in fiscal 2006 is mainly attributable to a switch in production as a result of seismicity experienced from the higher grade shaft pillar to lower grade areas.
Cash costs were $29.3 million in fiscal 2006 compared with $29.6 million in fiscal 2005. This decrease was attributable primarily to the lower production volumes. Cash costs per ounce were $497 in fiscal 2006 compared with $385 in fiscal 2005. This increase was mainly as a result of the reduced volumes. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates.” If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 33%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from the Orkney 4 shaft were 397,000 in fiscal 2007, compared with 406,000 in fiscal 2006. The decrease in tons milled was primarily due to shaft ore pass scaling and seismicity experienced in the shaft pillar area. Ounces sold were 46,041 in fiscal 2007, compared with 58,897 in fiscal 2006. The decrease in ounces sold is primarily attributed to the decrease in production and a decrease in the recovery grade.The decrease in recovered grade from 0.145 in fiscal 2006 to 0.116 in fiscal 2007 is mainly attributable to a change in mining mix as a result of seismicity experienced from the higher grade shaft pillar to lower grade areas. There was also down scaling of production in the shaft pillar area which resulted the mining of more remote areas.
Cash costs were $26.3 million in fiscal 2007 compared with $29.3 million in fiscal 2006. This decrease was attributable primarily to the lower production volumes. Cash costs per ounce were $572 in fiscal 2007 compared with $497 in fiscal 2006. This increase was mainly as a result of the reduced volumes and recovery grade.
The rock hoisting capacity at the Orkney 4 shaft is 75,000 tons per month. The average tons milled in fiscal 2007 were 30,041 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable reserves of 2,69 million tons (356,000 ounces) will be sufficient for the Orkney 4 operations to maintain underground production until approximately calendar year 2013. Any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R36.7 million ($5.1 million) in ongoing capital expenditures at Orkney 4 in the fiscal year ended June 30, 2007, and has budgeted R27.1 million ($3.76 million at the closing rate at balance sheet date) in fiscal 2008, primarily for ongoing development.

	Fiscal Year Ended June 30,
Orkney 7	2007	2006	2005
Production
Tons (‘000)	239	—	—
Recovered grade (ounces/ton)	0.086	—	—
Gold sold (ounces)	20,668	—	—
Results of operations ($)
Product sales (‘000)	13,133	—	—
Cash cost (‘000)	11,942	—	—
Cash profit (‘000)	1,191	—	—
Cash costs
Per ounce of gold ($)	578	—	—
Capex (‘000) ($)	5,768	—	—
During fiscal 2006, Harmony approved the re-opening of the shaft. The shaft started producing in the first quarter of fiscal 2007.

Tons milled from the Orkney 7 shaft were 239,000 in fiscal 2007. Ounces sold were 20,668 in fiscal 2007. The recovered grade was 0.086 in fiscal 2007.
Cash costs were $11,942,000 in fiscal 2007. Cash costs per ounce were $578 in fiscal 2007.
The rock hoisting capacity at the Orkney 7 shaft is 60,000 tons per month. The average tons milled in fiscal 2007 were 18,085 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable reserves of 2,8 million tons (387,000 ounces) will be sufficient for the Orkney 7 operations to maintain underground production until approximately calendar year 2015. Any further changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting the production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R41.5 million ($5.8 million) on project capital expenditures at Orkney 7 in the fiscal year ended June 30, 2007, and has budgeted R27.3 million ($3.79 million at the closing rate at balance sheet date) in fiscal 2008, primarily for project development.

	Fiscal Year Ended June 30,
Saaiplaas 3	2007	2006	2005
Production
Tons (‘000)	—	—	30
Recovered grade (ounces/ton)	—	—	0.085
Gold sold (ounces)	—	—	2,541
Results of operations ($)
Product sales (‘000)	—	—	1,026
Cash cost (‘000)	—	—	4,831
Cash profit (‘000)	—	—	(3,805)
Cash costs
Per ounce of gold ($)	—	—	1,901
Capex (‘000 )($)	43	—	4
The shaft was placed on care and maintenance during fiscal 2005.
Capital Expenditure: Harmony incurred capital expenditure of R0.3 million ($0.04 million) at the Saaiplaas 3 shaft in fiscal 2007. No capital expenditures are expected in fiscal 2008.

	Fiscal Year Ended June 30,
Welkom 1	2007	2006	2005
Production
Tons (‘000)	—	—	21
Recovered grade (ounces/ton)	—	—	0.130
Gold sold (ounces)	—	—	2,734
Results of operations ($)
Product sales (‘000)	—	—	1,164
Cash cost (‘000)	—	—	1,604
Cash profit (‘000)	—	—	(440)
Cash costs
Per ounce of gold ($)	—	—	587
Capex (‘000) ($)	—	—	—
Welkom shafts 1, 2, 3, 4, 6 and 7 — These shafts were placed on care and maintenance for the remainder of fiscal 2004 and had no production in fiscal 2005, 2006 or 2007.

Capital Expenditure: Harmony incurred no capital expenditures at Welkom 1 in fiscal 2007 and has not budgeted for any capital expenditure at the Welkom 1 shaft in fiscal 2008.
Growth assets
The following chart details the operating and production results from underground operations for all identified Growth assets for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
	2007	2006	2005
Production
Tons (‘000)	1,714	1,502	1,545
Recovered grade (ounces/ton)	0.147	0.143	0.168
Gold sold (ounces)	252,074	214,460	260,066
Results of operations ($)
Product sales (‘000)	160,850	113,391	111,055
Cash cost (‘000)	127,744	113,671	112,172
Cash profit (‘000)	33,106	(280)	(1,117)
Cash costs
Per ounce of gold ($)	507	530	431
Capex (‘000) ($)	102,244	78,076	73,458
Tons milled from Growth Assets decreased to 1,502,000 in fiscal 2006, compared with 1,545,000 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter) and as a result of flexibility problems. Ounces sold decreased to 214,460 in fiscal 2005, compared with 260,066 in fiscal 2005, primarily due to the decrease in tons milled. Recovered grade decreased from 0.168 in fiscal 2005 to 0.143 in fiscal 2006.
Cash costs per ounce for the Growth Assets were $530 in fiscal 2006, compared with $431 in fiscal 2005. This increase was mainly a result of the reduced volumes. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 27%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons milled from Growth assets increased to 1,714,000 in fiscal 2007, compared with 1,502,000 in fiscal 2006. Ounces sold increased to 252,074 in fiscal 2007, compared with 214,460 in fiscal 2006, primarily due to the increase in tons milled. Recovered grade increased from 0.143 in fiscal 2006 to 0.147 in fiscal 2007.
Gold sales increased to $160.9 million in fiscal 2007, compared with $113.4 million in fiscal 2006 due primarily to the higher average gold price received in fiscal 2007. Cash costs for the Growth assets decreased from $530 to $507 per ounce of gold in fiscal 2007.
Refer to the following charts for detail on the operating and production results of individual Growth assets for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
Elandsrand	2007	2006	2005
Production
Tons (‘000)	1,117	987	1,019
Recovered grade (ounces/ton)	0.174	0.173	0.204
Gold sold (ounces)	194,710	170,867	207,371
Results of operations ($)
Product sales (‘000)	124,347	90,097	88,577
Cash cost (‘000)	102,534	89,349	88,599
Cash profit (‘000)	21,813	748	(22)
Cash costs
Per ounce of gold ($)	527	523	427
Capex (‘000) ($)	33,094	30,523	26,081

Tons milled from the Elandsrand shaft were 987,000 in fiscal 2006, compared with 1,1019,000 in fiscal 2005, and ounces sold were 170,867 in fiscal 2006, compared with 207,371 in fiscal 2005. Volumes were negatively affected, mainly as a result of days lost to the industry (through the wage strike in the first quarter and the Cosatu strike in the fourth quarter), and the continued lack of flexibility in face length to deal with erratic face grades and seismicity. Recovered grade decline during the second half of fiscal 2006 as a result of having to mill higher levels of waste rock from February to May 2006, resulting in an average of 0.173 in fiscal 2006, comparing to the average of 0.204 in fiscal 2005..
The reduction in ounces produced was the main contributor to the increase in cash cost from $427 per ounce in fiscal 2005 to $523 per ounce in fiscal 2006.
Tons milled from the Elandsrand shaft were 1,117,000 in fiscal 2007, compared with 987,000 in fiscal 2006. Ounces sold increased to 194,710 in fiscal 2007, compared with 170,867 in fiscal 2006 as a result of the increased volumes in production. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Recovered grades increased during fiscal 2007, resulting in an average of 0.174 in fiscal 2007, compared to the average of 0.173 in fiscal 2006.
The increase in labor rates and inflation were the main contributors to the increase in cash cost from $523 per ounce in fiscal 2006 to $527 per ounce in fiscal 2007. Costs per ounce have increased in fiscal 2007 by 1%, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Elandsrand currently operates one production shaft, with a current hoisting capacity of 190,000 tons per month which will be utilized to its full capacity, once the Elandsand New Mine Project is complete. The average tons milled in fiscal 2007 was 84,783 tons per month.
On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 34.9 million tons (8.3 million ounces) will be sufficient for the Elandsrand shaft to maintain underground production until approximately calendar year 2026. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations
Elandsrand New Mine Project: The project, initiated by AngloGold Ashanti in 1991, was intended to increase the life of mine by exploiting the southern portion of the lease area between 3,000 — 3,600 meters below surface. This will be achieved by deepening the sub-vertical and ventilation shafts. During fiscal 2004, the payshoot, which was mined on the shallower levels of the old mine, was exposed on levels 102 and 105. Production from level 102 started in January 2004.
Good progress was made with the project during the 2007 fiscal year, with all the targeted milestones having been achieved. The project remains on schedule. Sinking of the No. 2 Service Shaft, from 95 level down to 105 level, was completed without a single incident or accident.
     Infrastructure fiscal 2007:
•	Sinking and equipping of the No 2 Service Shaft to its final depth (105 level) was completed during the year.

•	The 92 level turbine dam was sunk to its depth of 26m, and supported and sealed.

•	The Man 1 Winder stations on the sub-shaft were commissioned on all five levels (102, 105, 109, 113 and 115). The sub-shaft can now hoist men and material with both winders on the project levels.

•	All the electrical main sub-stations on the project levels (except 115 level) have now been completed and commissioned. This includes all main feeder cables below 100 level. All the services cables have been installed from 100 level to 115 level. These are expected to be commissioned during the first quarter of the 2008 fiscal year.

•	The 22 kV systems from surface to 100 level was completed during the year and is awaiting the installation of the 10 MVA transformer on 100 level.

•	The installation of the No. 1 Settler was completed during the year and is planned to be brought on line towards the end of December 2007.

•	The winder and headgear chamber for the No 3 Service shaft was completed during the year.
In March 2007, 109 levels access development reached the “end of project capital” position and is continuing on ongoing capital. A total of 738 meters was achieved.

Capital Expenditure: Harmony incurred approximately R238.2 million ($33.1 million) in capital expenditures at the Elandsrand operations in fiscal 2007 mainly for the sub shaft deepening project and ongoing development. Harmony has budgeted R389.7 million ($54.1 million, using the closing rate at balance sheet date) for capital expenditures at the Elandsrand operations in fiscal 2008, primarily for the sub shaft deepening project and ongoing development.

	Fiscal Year Ended June 30,
Doornkop	2007	2006	2005
Production
Tons (‘000)	597	515	526
Recovered grade (ounces/ton)	0.096	0.085	0.100
Gold sold (ounces)	57,364	43,593	52,695
Results of operations ($)
Product sales (‘000)	36,503	23,294	22,478
Cash cost (‘000)	25,210	24,322	23,573
Cash profit (‘000)	11,293	(1,028)	(1,095)
Cash costs
Per ounce of gold ($)	439	558	447
Capex (‘000) ($)	37,557	26,031	28,621
Tons milled from Doornkop shaft were 515,000 in fiscal 2006, compared with 526,000 in fiscal 2005. Volumes were negatively affected mainly as a result of days lost to the industry (through the wage strike in the first quarter and the cosatu strike in the fourth quarter). Ounces sold were 43,593 in fiscal 2006, compared 52,695 in fiscal 2005. The decrease in ounces sold was primarily due to the lower recovery grade and decrease in tons milled. The recovered grade deteriorated to 0.085 in fiscal 2006, compared with 0.100 in fiscal 2005, due to the depletion of certain high grade panels.
Cash costs per ounce of gold were $558 in fiscal 2006, compared with $447 in fiscal 2005. This increase was attributable primarily to the lower production volumes and the lower recovered grade.
Tons milled from Doornkop shaft were 597,000 in fiscal 2007, compared with 515,000 in fiscal 2006. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Volumes increased, mainly as a result of flexibility created during the year by increasing development of the orebody. Ounces sold were 57,364 in fiscal 2007, compared with 43,593 in fiscal 2006. This increase in ounces sold was primarily due to the increase in recovered grade and additional tons milled. The recovered grade improved to 0.096 in fiscal 2007, compared with 0.085 in fiscal 2006.
Cash costs per ounce of gold were $439 in fiscal 2007, compared with $558 in fiscal 2006. This decrease was attributable primarily to the higher production volumes and the higher recovered grade.
The hoisting capacity of the Doornkop shaft is 204,000 tons per month. The average tons milled in fiscal 2007 were 49,692 tons per month.
On a simplistic basis, assuming no additional resource are identified, at expected production levels, it is foreseen that the Doornkop shaft will maintain production until approximately fiscal 2017. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Doornkop South Reef Project: The project involves the deepening of the Doornkop mine shaft to 1,973m to mine the South Reef and includes development towards the mining areas. The South Reef lies between 1,650m and 2,000m below surface. Shaft Sinking operations were completed during the year. Equipping of the shaft continued and 192 level station was partially commissioned to support the production that commenced on this level. The rock winder programme is progressing well. Winder house preparations are completed and winder refurbishment is nearing completion. Development continued on all levels with raiselines opening up on 192 level.
Capital Expenditure: Harmony incurred approximately R270.4 million ($37.6 million) in capital expenditures at the Doornkop project in fiscal 2007, primarily for the expansion and deepening of the shaft. Harmony has budgeted R214.8 million ($29.8 million) for capital expenditures at the Doornkop South Reef project in fiscal 2008.

Fiscal Year Ended June 30,
Phakisa	2007	2006	2005
Production
Tons (‘000)	—	—	—
Recovered grade (ounces/ton)	—	—	—
Gold sold (ounces)	—	—	—
Results of operations ($)
Product sales (‘000)	—	—	—
Cash cost (‘000)	—	—	—
Cash profit (‘000)	—	—	—
Cash costs
Per ounce of gold ($)	—	—	—
Capex (‘000) ($)	31,593	21,522	18,756
The expected capacity of the Phakisa shaft will be 126,766 tons per month. Phakisa has no rock hoisting facilities and all rock will be transported via a Rail system on 55 level to the Nyala mine for hoisting to surface.
On a simplistic basis reported proven and probable underground ore reserves of 22.0 million tons (5.4 million ounces) will be sufficient for the Phakisa shaft to, once production commence, maintain production until approximately fiscal 2027. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Phakisa Shaft Project: The project involves the establishment of infrastructure and the sinking and equipping of a primary shaft to a depth of 2,427m below surface. Access development have commenced on the five production levels (66, 69, 71, 73 and 75 Levels) and to date, in excess of 2000m development have been achieved. 75 level will be host to a 1,500m, 9 degree twin decline, with another five levels (77, 79, 81, 83 and 85) where access development will be done towards the reef horizon. Development of the twin decline is expected to commence during 2008.
Good progress was achieved during the year, the main shaft equipping was completed and the rock handling system on 77 Level was commissioned on August 20, 2006. Installation of the permanent water handling systems (i.e., Settlers, Main Pump Station on 77 Level, Mud press and Underground dams) have commenced and expected completion is April 2008. Construction has commenced on ventilation cooling plants on 55 Level and will be completed in May 2008. The cooling systems of Phakisa Shaft will include a first phase 10MW Ice Plant on surface. This will be a first in the gold mining industry.
The Rail on 55 level was installed over the 5km and commissioned on April 10, 2007. Although various commissioning challenges had to be negotiated, the Rail system has thus far proven to be a cost effective ore handling system.
Capital Expenditure: Harmony incurred approximately R227.4 million ($31.6 million) in capital expenditures at the Phakisa operations in the fiscal year ended June 30, 2007. Harmony has budgeted Rand 186.6 million ($25.9 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for the establishing and development of the shaft.
Surface Operations
The following chart details the operating and production results from surface operations for all identified operations for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
	2007	2006	2005
Production
Tons (‘000)	5,451	3,984	6,528
Recovered grade (ounces/ton)	0.019	0.029	0.029
Gold sold (ounces)	100,925	116,388	188,904
Results of operations ($)
Product sales (‘000)	65,407	59,833	80,222
Cash cost (‘000)	40,790	49,543	73,679
Cash profit (‘000)	24,617	10,290	(6,543)

	Fiscal Year Ended June 30,
	2007	2006	2005
Cash costs
Per ounce of gold ($)	404	426	390
Capex (‘000) ($)	16,417	13,259	5,675
Tons milled from surface operations cecrease to 3,984,000 in fiscal 2006, compared with 6,528,000 in fiscal 2005. Ounces sold decreased to 116,388 in fiscal 2006, compared with 188,904 in fiscal 2005, primarily due to the decrease in tons milled. Recovered grade remained constant at 0.029 in fiscal 2006 from fiscal 2005.
Cash costs for the surface operations were $426 per ounce of gold in fiscal 2006, compared with $390 per ounce of gold in fiscal 2005. This increase was mainly due to the significant decrease in volumes produced.
Tons milled from surface operations increased to 5,451,000 in fiscal 2007, compared with 3,984,000 in fiscal 2006. Ounces sold decreased to 100,925 in fiscal 2007, compared with 116,388 in fiscal 2006, primarily due to a recovered grade. Recovered grade decreased to 0.019 in fiscal 2007 compared to 0.029 in fiscal 2006. The increase in tons milled and decrease in recovered grade can primarily be attributed to the treatment of waste dumps which was started during fiscal 2007.
Gold sales increased to $65.4 million in fiscal 2007, compared with $59.8 million in fiscal 2006.
Cash costs for the surface operations were $404 per ounce of gold in fiscal 2007, compared with $426 per ounce of gold in fiscal 2006.
Refer to the following charts for detail on the operating and production results of individual surface operations for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
Kalgold	2007	2006	2005
Production
Tons (‘000)	1,740	2,008	1,855
Recovered grade (ounces/ton)	0.032	0.038	0.058
Gold sold (ounces)	56,129	77,071	108,195
Results of operations ($)
Product sales (‘000)	35,743	39,342	46,331
Cash cost (‘000)	27,218	31,740	40,341
Cash profit (‘000)	8,525	7,602	5,990
Cash costs
Per ounce of gold ($)	485	412	373
Capex (‘000) ($)	376	389	(4,145)
Tons milled increased from 1,855,000 in fiscal 2005 to 2,008,000 in fiscal 2006. This increase was due to the processing from strategic stockpiles while work in the D Zone was stopped. Ounces sold decreased to 77,071 in fiscal 2006, compared with 108,195 in fiscal 2005, primarily due to the lower recovered grade. The recovered grade decreased to 0.038 in fiscal 2006, compared with 0.058 in fiscal 2005. Due to unstable ground conditions on the eastern wall of the higher grade D Zone pit, work was stopped in this section during the December quarter. Mining only continued in the lower grade A Zone and from strategic stockpiles for the remainder of fiscal 2006, thus reducing average recovered grade for the year.
Cash costs at Kalgold were $412 per ounce in fiscal 2006, compared with $373 per ounce in fiscal 2005. This increase was due to the lower production volumes.
Ounces sold decreased to 56,129 in fiscal 2007, compared with 77,071 in fiscal 2006, primarily due to the lower recovered grade. Tons milled decreased from 2,008,000 in fiscal 2006 to 1,740,000 in fiscal 2007. These decreases were due to lower throughput into the plant due to a water shortage encountered in March 2007. Recovered grade decreased to 0.032 (ounces/ton) in fiscal 2007, compared with 0.038 in fiscal 2006. Mining was stopped on the A Zone pit during the December 2006 quarter for geotechnical reasons.
Cash costs at Kalgold were $485 per ounce in fiscal 2007, compared with $412 per ounce in fiscal 2006. This increase was due to the lower volumes produced.

The processing capacity of the Kalgold operation is 165,000 tons per month. The average tons milled in fiscal 2007 were 132,485 tons per month.
Active use of heap leaching was discontinued in July 2001; however, Harmony expects to put the material on the heap leach pad through the processing mills at the end of the life of mine to recover the residual gold.
On a simplistic basis, assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proven and probable ore reserves of 7.9 million tons (0.37 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2010. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R2.7 million ($0.4 million) in capital expenditures at the Kalgold operations in the fiscal year ended June 30, 2007. Harmony has budgeted R2.6 million ($0.4 million at the closing rate at balance sheet date) for capital expenditures in fiscal 2008, primarily for exploration drilling.

Fiscal Year Ended June 30,
Elandsrand	2007	2006	2005
Production
Tons (‘000)	—	—	—
Recovered grade (ounces/ton)	—	—	—
Gold sold (ounces)	—	—	—
Results of operations ($)
Product sales (‘000)	—	—	—
Cash cost (‘000)	—	—	—
Cash profit (‘000)	—	—	—
Cash costs
Per ounce of gold ($)	—	—	—
Capex (‘000) ($)	810	—	7

	Fiscal Year Ended June 30,
Freegold	2007	2006	2005
Production
Tons (‘000)	300	336	1,361
Recovered grade (ounces/ton)	0.010	0.033	0.027
Gold sold (ounces)	3,035	11,019	36,420
Results of operations ($)
Product sales (‘000)	2,848	5,366	15,407
Cash cost (‘000)	302	5,386	15,436
Cash profit (‘000)	2,546	(20)	(29)
Cash costs
Per ounce of gold ($)	99	489	424
Capex (‘000) ($)	913	340	314
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
Cash costs were $5.4 million in fiscal 2006, compared with $15.4 million in fiscal 2005. Cash costs per ounce were $489 in fiscal 2006, compared with $424 in fiscal 2005. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 19%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates.”

Tons milled from surface operations continued to decrease to 300,000 in fiscal 2007, compared with 336,000 in fiscal 2006. The recovered grade decreased to 0.010 in fiscal 2007, compared with 0.033 in fiscal 2006, ounces sold decreased to 3,035 in fiscal 2007, compared with 11,019 in fiscal 2006.
Cash costs were $302,000 in fiscal 2007, compared with $5.4 million in fiscal 2006. Cash costs per ounce were $99 in fiscal 2007, compared with $489 in fiscal 2006.
Capital Expenditure: Harmony incurred approximately $0.9 million in capital expenditure in fiscal 2007. An estimated R5 million ($0.7 million) is expected to be spent in capital expenditure on a feasibility study to treat 1 million tons per month at the unutilized St Helena Plant.

	Fiscal Year Ended June 30,
Free State	2007	2006	2005
Production
Tons (‘000)	2,369	897	467
Recovered grade (ounces/ton)	0.009	0.018	0.020
Gold sold (ounces)	21,345	15,902	9,542
Results of operations ($)
Product sales (‘000)	13,628	8,614	3,720
Cash cost (‘000)	6,448	6,427	3,318
Cash profit (‘000)	7,180	2,187	402
Cash costs
Per ounce of gold ($)	304	404	348
Capex (‘000) ($)	4,711	3,818	1,589
Tons milled from the Free State surface operations were 897,000 in fiscal 2006, compared with 467,000 in fiscal 2005, primarily due to the conversion of Saaiplaas plant from a underground treatment plant to a surface treatment plant. The recovered grade decreased to 0.018 in fiscal 2006, compared with 0.020 in fiscal 2005. Ounces sold increased to 15,902 in fiscal 2006, compared with 9,542 in fiscal 2005, primarily due to the increase in tons milled.
Cash costs were $6.4 million in fiscal 2006, compared with $3.1 million in fiscal 2005. This increase is attributable primarily to higher volumes being treated. Cash costs per ounce increased during fiscal 2006 to $404 per ounce, compared with $348 in fiscal 2005. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 19%, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Tons treated from the Free State surface operations were 2,369,000 in fiscal 2007, compared with 897,000 in fiscal 2006, primarily due to Project Phoenix having been fully commissioned during the year and now treating 500,000 tons per month tailings material. The recovered grade decreased to 0.009 in fiscal 2007, compared with 0.018 in fiscal 2006 as a result of an increase in slimes dam reclamation. Ounces sold increased to 21,345 in fiscal 2007, compared with 15,902 in fiscal 2006, primarily due to the increase in tons treated.
Cash costs were $6.4 million in fiscal 2007, compared with $6.4 million in fiscal 2006. Cash costs per ounce decreased during fiscal 2007 to $304 per ounce, compared with $404 in fiscal 2006. Due to the increase in ounces produced
Capital Expenditure: Harmony incurred approximately R33.9 million ($4.7 million) in capital expenditures at the Free State operations in fiscal 2007. Harmony has no budgeted capital expenditures for the Free State operations for fiscal 2008.

	Fiscal Year Ended June 30,
Randfontein	2007	2006	2006
Production
Tons (‘000)	894	539	2,757
Recovered grade (ounces/ton)	0.021	0.022	0.012
Gold sold (ounces)	18,974	11,650	33,397
Results of operations ($)
Product sales (‘000)	12,239	6,108	14,185

	Fiscal Year Ended June 30,
Randfontein	2007	2006	2006
Cash cost (‘000)	5,791	5,022	14,117
Cash profit (‘000)	6,448	1,086	68
Cash costs
Per ounce of gold ($)	305	431	423
Capex (‘000) ($)	7,263	8,712	6,120
Tons milled from Randfontein’s surface operations decreased to 539,000 in fiscal 2006, compared with 2,757,000 in fiscal 2005, primarily due to plant capacity constraints as higher grade underground materials were given preference. Ounces sold were 11,650 in fiscal 2006 compared with 33,397 in fiscal 2005. Recovered grade was 0.022 in fiscal 2006 compared with 0.012 in fiscal 2005.
In fiscal 2006, cash costs per ounce increased to $431 from $423 in fiscal 2005. This increase was attributable primarily to the decreased production volumes. In addition, there was a 7.5% depreciation of the Rand against the U.S. dollar during the year. See “Operating and Financial Review and Prospects — Exchange Rates”. If expressed in Rand terms, costs per ounce have increased in fiscal 2006 by 5%, due primarily to lower production volumes, increases in the costs of labor and supplies and the effect of inflation on supply contracts.
Currently, Randfontein’s surface operations are focused on the recovery of gold from areas previously involved in processing, including waste rock dumps and tailings sites (slimes and sand).
Tons milled from Randfontein’s surface operations increased to 894,000 in fiscal 2007, compared with 539,000 in fiscal 2006 mainly due to the recommissioning of the Cooke Plant to treat surface sources. Ounces sold were 18,974 in fiscal 2007 compared with 11,650 in fiscal 2006. Recovered grade was 0.021 in fiscal 2007 compared with 0.022 in fiscal 2006.
In fiscal 2007, cash costs decreased to $305 per ounce from $431 per ounce in fiscal 2006. This decrease was attributable primarily to increased production volumes and the lower cost of treating sand through the Cooke Plant.
Capital Expenditure: Harmony incurred approximately R52.3 million ($7.3 million) in capital expenditures at the Randfontein operations in fiscal 2007, primarily on the upgrading of the Doornkop plant and surface dump sampling. An estimated R65 million ($9.2 million) is expected to be spent on converting the Cooke Plant to treat sand as well as to purchase land for an additional tailings disposal site in fiscal 2008.

	Fiscal Year Ended June 30,
Target	2007	2006	2005
Production
Tons (‘000)	147	204	88
Recovered grade (ounces/ton)	0.009	0.004	0.015
Gold sold (ounces)	1,316	746	1,350
Results of operations ($)
Product sales (‘000)	869	404	579
Cash cost (‘000)	1,028	968	467
Cash profit (‘000)	(159)	(564)	112
Cash costs
Per ounce of gold ($)	781	1,298	346
Capex (‘000) ($)	1,707	—	1,790
Tons milled from Target’s surface operations increased to 204,000 in fiscal 2006 from 88,000 in fiscal 2005. This increase was as a result of the strategic decision to utilize the Target Plant to full capacity. The decrease in volumes from underground sources was compensated by the increase in surface tons milled.
Tons milled from Target’s surface operations decreased to 147,000 in fiscal 2007 from 204,000 in fiscal 2006. This decrease was as a result of improved volumes from underground operations. Ounces sold increased to 1,316 in fiscal 2007 compared to 746 in fiscal 2006, primarily as a result of the substantial increase in recovered grade from 0.004 in fiscal 2006 to 0.009 in fiscal 2007.
In fiscal 2006, cash costs amounted to $1,298 per ounce, versus $781 in fiscal 2007.

Capital Expenditure: Harmony incurred approximately $1.7 million capital expenditures at the Target surface operation in fiscal 2007. No capital expenditures are expected for fiscal 2008.
Harmony has two operational mines in Western Australia: the Mt. Magnet operations and the South Kalgoorlie operations. These operations were acquired as part of the purchase of two Australian gold mining companies: New Hampton, acquired in April 2001 and Hill 50 acquired in April 2002. The New Hampton transaction included two operations in Western Australia, Big Bell in the Murchison region (which ceased operation in July 2003 and its plant was sold in November 2003) and Jubilee in the Eastern Goldfields near Kalgoorlie, two processing plants associated with these operations and related exploration rights. The Hill 50 transaction included the Mt. Magnet operations in the Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie, two plants associated with these operations and related exploration rights.
Each of our Australian operations conducts surface mining (principally through open pit methods) and underground mining, with access through two declines at Mt. Magnet and one decline at South Kalgoorlie. The Mt. Marion underground mine at South Kal Mine (“SKM”) ceased operating in June 2007. Open pit mining at South Kalgoorlie recommenced during fiscal 2007 with the start-up of the Shirl and Hampton Boulder Jubilee (HBJ) open pit projects. Harmony uses mostly mechanized mining at its Australian operations in comparison to the South African operations (excluding operations at Target). Contractors conduct much of this mechanized mining. The contractors are responsible for provision of the equipment and personnel needed for production of the ore under guidance of Harmony’s management. In fiscal 2007, Harmony commenced open pit mining at its operations with leased equipment and its own personnel. As of June 30, 2007, Harmony’s Australian operations had 229 employees and 426 contractor employees
Our Australian operations control exploration and mineral rights over a total area of approximately 325,088 hectares (803,310 acres), of which the active mining areas currently total approximately 196,794 hectares (486,289 acres).
In fiscal 2005, 2006 and 2007, the Australian operations accounted for approximately 10% of our total gold sales.
Harmony has classified these assets as being available for sale as they do not fit Harmony’s strategy for operating large, long life mines and partly in response to a seismic event resulting in a rockfall at the Hill 50 mine at Mt. Magnet during May 2007 after which decline development was stopped. The event has impacted on the future life of this mine and its expected production levels, and also had a negative financial impact on the carrying value of these assets.
In November 2007, Harmony announced that it signed a letter of intent with the Austrlian-based junior miner Monarch Gold Mining Company (Monarch: ASX/DIFX:MON) for the sale of its Mt. Magnet operations for A$65 million. The offer is made up of a combination of A$30 million cash. A$20 million in shares and A$15 million in convertible notes.
In July 2007 Harmony announced the sale of the South Kal Mine to Dioro Exploration NL. The transaction is expected to be concluded during the December 2007 quarter. The transaction price includes A$25 million payable in cash to Harmony on completion and the issue of shares to the value of A$20 million to Harmony.
The table details the operating and production results from our Australian operations for fiscal 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
	2007	2006	2005
Production
Tons (‘000)	3,266	3,398	4,148
Recovered grade (ounces/ton)	0.069	0.068	0.072
Gold sold (ounces)	224,799	231,461	296,848
Results of operations ($)
Product sales (‘000)	141,874	122,496	125,669
Cash cost (‘000)	115,193	96,950	100,178
Cash profit (‘000)	26,681	25,546	25,491
Cash costs
Per ounce of gold ($)	512	419	337
Capex (‘000) ($)	26,919	24,971	25,813
Tons milled for the Australian operations were 3,398,000 in fiscal 2006 compared to 4,148,000, in fiscal 2005. This decrease was primarily due to lower production from open pits at Mt. Magnet and South Kalgoorlie Mines.Recovered grade from Australian operations was 0.068 for fiscal 2006 compared to 0.072 ounces per ton in fiscal 2005. This decrease was due to the treatment of significant quantities of low grade stockpiles at South Kalgoorlie Mines during the year. Cash costs per ounce for Australian operations were $419 in fiscal 2006, compared with $337 in fiscal 2005. This increase was due to higher underground and open pit contracting costs at both sites during the year, as well as decreased gold production levels.
Tons milled from Australian operations were 3,266,000 in fiscal 2007, compared with 3,398,000 in fiscal 2006. This decrease was primarily due to lower production from underground mines and surface sources at Mt. Magnet. Recovered grade from Australian operations was 0.069 in fiscal 2007, compared with 0.068 in fiscal 2006 which are mainly in-line with the previous fiscal year and are a combination of higher grades from our South Kal mines and lower grades from the Mt. Magnet operations. Cash costs for Australian operations were $512 per ounce of gold in fiscal 2007, compared with $419 per ounce of gold in fiscal 2006. This increase was due to higher underground and open pit contracting and labor cost at both sites during the year, as well as decreased gold production levels.
     Capital expenditure: Net capital expenditure amounted to $26.9 million in fiscal 2007 compared to $43.3 million in fiscal 2006. The majority of which relates to on-mine decline development at Hill 50 (Mt Magnet) and Mt. Marion (South Kal) the new decline at the St. George mine (Mt Magnet), and the pre strip for the HBJ Open Pit (South Kal)
Mt. Magnet Operations
Introduction. In 2002, Harmony acquired Mt. Magnet as part of the Hill 50 transaction. In fiscal 2005, 2006 and 2007, Mt. Magnet’s operations accounted for 6% of Harmony’s total gold sales
History. Mining at Mt. Magnet began after the discovery of gold in 1896. From that time to June 30, 2007, the Mt. Magnet area has produced approximately 5.74 million ounces. The current Mt. Magnet operations commenced production in the late 1980s on the Hill 50 and Star underground mines and nearby open pits, and the processing of low grade ore from previously accumulated stockpiles. Production ceased at the Star underground mine in June 2005. The Star underground mine was subsequently replaced by St. George, a new underground mine.
Geology. The Mt. Magnet operations are located near the town of Mt. Magnet in the Murchison region, 560 kilometers northeast of Perth. The geology consists of folded basaltic and komatiitic greenstones with intercalated banded iron formations and volcaniclastic units. In addition to having been intensely folded, the area has undergone substantial faulting and later intrusion by felsic intrusives. Mineralization within the Murchison belt consists of sulphide replacement style (characteristic of the Hill 50 mine) and quartz lode and shear-hosted hydrothermally emplaced bodies proximal to fault conduits. Smaller stockwork bodies within felsic intrusives are also common. As is typical of the Archaean Shield, the deep weathering profile at Mt. Magnet has resulted in supergene enrichment and hypogene dispersion of gold in the oxidizing environments. These effects lend themselves well to the process of small scale open pit mining. Historically underground mining of primary lodes was the largest contributor to Mt. Magnet’s gold production.
Mining Operations. The Mt. Magnet operations are engaged in underground, open pit and waste rock mining. These operations are subject to the entire underground, open pit, and waste rock mining risks detailed in the Risk Factors section.
Underground operations at Mt. Magnet consist of the Hill 50 and St. George mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,525 meters in depth, is currently one of Australia’s deepest underground mines. The St. George Mine is approximately 300 meters in depth. Underground mining is conducted by decline tunnel access. The principal challenges facing the Hill 50 underground mine is its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. A decision was taken in May 2007 to put the Hill 50 mine’s decline development on hold due to significant seismic activity, effectively putting it in harvest mode.
With the closure of Star, the development of the new underground mine at the St. George open pit provided additional underground tonnage for the Mt. Magnet operations. Underground development at St. George started in December 2005. The first stope was mined in the second quarter of fiscal 2006. Underground mining continued at this mine during fiscal 2007. This mine reached its economic depth limit during fiscal 2007, and was put in harvest mode, with mining operations ceasing in October 2007. Open pit production was hindered by the delay in the start up of the Cue open pits until the last quarter of fiscal 2005 as a result of delayed mining approvals and extended contractor negotiations, although these were subsequently resolved and mining commenced in fiscal 2006. Open pit mining mainly took place around Mt. Magnet during fiscal 2007.
Surface operations at Mt. Magnet exploit several medium-sized open pits, as well as numerous smaller open pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet. The principal challenge facing the Mt. Magnet operations is that the open pits are situated on small orebodies, which results in short mine lives. As a result, we must continuously locate, evaluate, plan, develop and bring into production a succession of open pits to access additional reserves. Maintaining grade and managing the increased geotechnical complexities of the Hill 50 and St. George underground mines also remains critical. See “Risk Factors — Risks Relating to Our Business and Our Industry — To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery.”
The table details the operating and production results from our operations at Mt. Magnet for the fiscal years 2007, 2006 and 2005.

	Fiscal Year Ended June 30,
	2007	2006	2005
Production
Tons (‘000)	1,875	1,918	2,743
Recovered grade (ounces/ton)	0.073	0.078	0.066
Gold sold (ounces)	136,428	148,822	181,233
Results of operations ($)
Product sales (‘000)	85,760	80,090	77,242
Cash cost (‘000)	70,626	59,427	60,915
Cash profit (‘000)	15,134	20,663	16,327
Cash costs
Per ounce of gold ($)	518	399	336
Capex (‘000) ($)	20,199	22,651	15,652
Recovered grade was 0.078 ounces per ton in fiscal 2006 compared to 0.066 ounces per ton in fiscal 2005. This was due to improving grade both from the underground and open pit during the year. Tons milled were 1,918,000 in fiscal 2006 compared to 2,743,000 in fiscal 2005. Ounces sold decreased to 148,822 in fiscal 2006, compared to 181,233 in fiscal 2005. This decrease was primarily attributed to lower production from open pit and underground operations during the period.
Cash costs per ounce were $399 for fiscal 2006, compared to $336 for fiscal 2005. This increase was due to higher underground and open pit contracting cost due to the underlying mining cost increases in the Western Australian market environment.
Tons milled in fiscal 2007 were 1,875,000 compared with 1,918,000 in fiscal 2006, and ounces sold in fiscal 2007 were 136,428, compared with 148,822 in fiscal 2006, mainly as a result of significantly less production from open pits during the year and a seismic event at Hill 50 during May 2007, which also resulted in the reduction in the recovery grade from 0.078 ounces per ton to 0.073 ounces per ton.
Cash costs per ounce were $518 in fiscal 2007, compared to $399 for fiscal, 2006. A large portion of this increase was due to the underlying mining cost increases in Western Australia.
The current mine plan for Mt Magnet sees production halt in January 2008. The majority of the declared ore reserves will be mined by this date. The mines will be closed and the processing plant will be placed on care and maintenance. As mentioned previously the company has signed a Letter of Intent with Monarch Gold to purchase the site.
Plant. The Mt. Magnet operations include one metallurgical plant which was built in 1989 as a CIL plant and upgraded in 1999 to a CIP plant. Actual throughputs of the Mt. Magnet plant varies based upon the blend of oxide and sulphide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulphide) and 30% oxide (soft) blend. The following table sets forth processing capacity and average tons milled during fiscal 2007 for the Mt. Magnet plant:

		Average Milled for
		the Year Ended June
Plant	Processing Capacity*	30, 2007
	(tons/month)	(tons/month)
Mt. Magnet	243,000	156,145
Throughput rates at Mt. Magnet decreased in fiscal 2007 due to delays in approvals to commence several small open pits and also due to a substantial part of the feed material being hard in nature.
In fiscal 2007, the Mt. Magnet plant recovered approximately 91.8% of the gold contained in the ore delivered for processing. A decision was taken in March 2005 to reduce throughput of the plant by taking one circuit offline, as is reflected in milling rates for fiscal 2006. This was done to process higher grade ore and to extend the mine life.
Capital Expenditure. Harmony spent $20.2 million in capital expenditure at the Mt. Magnet operations in fiscal 2007, primarily for underground development and plant components. We have budgeted approximately $14.2 million for capital expenditure at the Mt. Magnet operations during fiscal 2008, which largely consist of open pit development at the Western Queen South open pit and plant maintenance. However, this amount will be reduced to critical maintenance only, once open pit development has stopped in anticipation of the buyer taking over.

Exploration. Activities at Mt. Magnet, Western Australia, were hampered in fiscal 2007 by slow approval of work programmes and introduction of new legislative requirements regarding flora surveys over certain areas of banded iron formation (BIF) outcrop. Target generation activities were undertaken in the Cavangahs, Mirabaloo and broader Mt Magnet areas with drilling activities concentrated on final resource definition of the open pits mined during the year. A$5.5 million was spent on exploration during the year.
South Kalgoorlie Operations
Introduction. The South Kalgoorlie Operations are made up of New Hampton’s Jubilee Operations and Hill 50’s New Celebration operations. Since the commencement of operations to June 30, 2007, total gold production from the mines in the South Kalgoorlie area has exceeded 2.2 million ounces. In fiscal 2007, South Kalgoorlie operations accounted for 4% of Harmony’s total gold sales, and accounted for 3% of Harmony’s total gold sales in 2006 and 4% in fiscal 2005.
In July 2007 Harmony announced the sale of the South Kalgoorlie Mine to Dioro Exploration NL. The transaction is expected to be concluded during the December 2007 quarter.
History. The South Kalgoorlie operations included several open pits at Jubilee and New Celebration, as well at the Mt. Marion underground mine. The Jubilee operations were originally comprised of the large Jubilee open pit and a number of smaller open pits. The New Celebration operations were initially developed in 1987 by Newmont exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest Mining Ltd. in June 2001. The Mt. Marion decline was established in 1998. Open pit mining ceased at the South Kal Operations at the end of fiscal 2005, with only low grade stockpiles treated during fiscal 2006 together with Mt. Marion ore. During fiscal 2007 open pit mining recommenced at South Kalgoorlie Mines, with a cutback on the Hampton Boulder Jubilee (“HBJ”) pit, as well as the Shirl open pit.
Geology. The South Kal mines are located approximately 30 kilometres south of Kalgoorlie in the Eastern Goldfields region of Western Australia. The South Kal orebodies are located in a number of geological domains including the Kalgoorlie-Kambalda belt, the Boulder-Lefroy Structure, the Zuleika Shear, the Coolgardie Belt and Yilgarn-Roe Structures. At South Kal, the mining tenure and geology straddles the three major fault systems or crystal sutures considered to be the main ore body plumbing systems of the Kalgoorlie goldfield. The geology consists of Archaean greenstone stratigraphy of basalts and komatiites with intercalated sediments, tuffs, volcaniclastics and later felsic intrusives. Late stage and large scale granitic (Proterozoic) intrusion has stoped out large sections of the greenstone. Quartz filled lode and shear-hosted bodies are the most dominant among many mineralization styles. Large scale stockwork bodies hosted in felsic volcanics are an important contributor to bulk tonnage of relatively low grade deposits.
Mining Operations. The South Kal operations are engaged in open pit, underground and waste rock mining. These operations are subject to all of the underground, often pit and waste rock mining risks detailed in the Risk Factors section.
At the South Kal operations, during fiscal 2007 open cast mining took place at Shirl open pit, together with a cutback project on the HBJ open pit. The HBJ open pit will have a mine life of three years and consist of 3.3 million tons of 0.048 ounces per ton. The Shirl open pit feedstock as well as low grade stockpiles were processed during the year together with ore from the Mt. Marion underground, while exploration continued to identify new and additional open pit sources. The discovery of the Shirl prospect during fiscal 2006, which resulted in an open pit reserve of 50,000 ounces and a 15 month mine life, together with an improved gold price environment, lead to the recommencement of open pit mining at South Kalgoorlie mines during fiscal 2007. The primary challenge facing the South Kalgoorlie operations is identifying adequate sources of new open pit and underground reserves and managing the geotechnical risk on the HBJ pit cutback. See “Risk Factors — Risks Relating to Our Business and Our Industry — To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
The Mt. Marion underground mine, which ceased operations in June 2007, faced challenges similar to those faced by the Mt. Magnet underground operations; however, depths at Mt. Marion are much shallower (740 meter vertical depth versus 1,300 meter vertical depth at Mt. Magnet). The Mt. Marion mine was also exposed to risks typical of mechanized mines, including geotechnical issues, mine dilution and unpredictable remedial ground support after mine blasting. During fiscal 2006 development of the Mt. Marion decline ceased, as the mine reached its economic depth limit, which led to the closure of the mine in June 2007.
Detailed below are the operating and production results from the South Kalgoorlie operations for the fiscal years 2007, 2006 and 2005:

	Fiscal Year Ended June 30,
	2007	2006	2005
Production
Tons (‘000)	1,391	1,480	1,405
Recovered grade (ounces/ton)	0.064	0.056	0.082
Gold sold (ounces)	88,371	82,639	115,615
Results of operations($)
Product sales (‘000)	56,114	42,406	48,427
Cash cost (‘000)	44,567	37,523	39,263
Cash profit (‘000)	11,547	4,883	9,164
Cash costs
Per ounce of gold($)	504	454	340
Capex (‘000)($)	6,720	2,320	10,161
Tons milled in fiscal 2006 were 1,480,000 compared with 1,405,000 in fiscal 2005, and ounces sold in fiscal 2006 were 82,639 compared with 115,615 in fiscal 2005. This decrease in ounces, and increase in tons, was primarily attributable to open pit throughout for the year being replaced by low grade stockpiles, which also caused the reduction in grade.
Cash costs per ounce were $454 for fiscal 2006, compared to $340 for fiscal 2005. This increase was due to higher underground and open pit contracting cost due to the underlying market increases in the Western Australian mining environment and lower gold production levels. Recovered grade was 0.056 ounces per ton in fiscal 2006 compared to 0.082 ounces per ton in fiscal 2005. This decrease in ounces, and increase in tons, was primarily attributable to open pit throughout for the year being replaced by low grade stockpiles, which also caused the reduction in grade.
Tons milled in fiscal 2007 were 1,391,000 compared with 1,480,000 in fiscal 2006, and ounces recovered in fiscal 2007 of 88,371 compared with 82,639 in fiscal 2006. This increase in ounces compared with the decrease in milled tons, were primarily attributable to the increase in the recovery grade from 0.056 ounces per ton from fiscal 2006 to 0.064 ounces per ton in fiscal 2007. The increase in the recovery grade is as a result of the mining of mostly higher grade underground ore. The decrease in throughput is primarily the result of tank refurbishments at the Jubilee plant.
Cash costs per ounce were $504 for fiscal 2007, compared to $454 for fiscal 2006. This increase was due to higher underground and open pit contracting cost due to the continuing increase in the underlying Western Australian mining environment and higher gold production levels.
Plants. The South Kal operation has a metallurgical plant located at Jubilee. This CIL treatment plant is capable of treating the planned production from the mining operations. Ore is hauled from the open pits and from low grade stockpiles, as well as from the Mt. Marion underground mine to the treatment plant by conventional road trains. Actual throughputs of the Jubilee plant vary based upon the blend of oxide and sulphide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulphide) and 30% soft (oxide) blend.
The New Celebration plant was sold during fiscal 2006 for A$3.0 million. This plant was originally commissioned in 1986 as a CIP plant and later upgraded in 1988 by the addition of a larger parallel circuit.
The following table sets forth processing capacity and average tons milled during fiscal 2007 and 2006 for the South Kalgoorlie plant:

		Average Milled for
		the Year Ended June
Plant	Processing Capacity*	30, 2007
	(tons/month)	(tons/month)
Jubilee	122,000	115,878
Throughput rates in fiscal 2007 were lower than capacity due to tank refurbishments at the Jubilee plant.
In fiscal 2007, the Jubilee plant recovered approximately 89.3% of the gold contained in the ore delivered for processing compared to 90% in 2006. Processing volumes exceeded normal capacity at the Jubilee plant during fiscal 2006 as a result of the large quantity of low grade stockpiles treated during the year compared to the normal blend of open pit and underground ore in previous years.

Capital Expenditure. Harmony spent $6.7 million in capital expenditures at South Kalgoorlie, primarily for the HBJ open pit cutback and to a lesser extent pre-production mining at Shirl open pit and plant refurbishments. Due to the sale of the South Kal operations, we have not budgeted for capital expenditures for 2008.
Exploration. On-mine exploration success was achieved during fiscal 2007 at South Kalgoorlie with definition of underground mineralization at the Shirl open pit, bringing the total Shirl mineralization to 221,000 ounces of gold. The Shirl deposit is a sub-vertical gabbro-hosted lode bounded by ultramafics, combined with mineralised cross-cutting shears and intersected by late porphyry intrusions. Exploration activities focused on larger base load targets along the main Boulder Lefroy Fault and within Location 59 during fiscal 2007. Boulder Lefroy Fault exploration targets have, in part, been generated by the AMIRA Stress Transfer Modeling project undertaken in fiscal year 2006. The project involves the application of stress transfer modelling techniques developed for modern seismogenic earthquake prediction to certain types of ore deposits associated with major fault systems with the aim of predicting ore location. Location 59 exploration targets have been developed through interpretation of detailed magnetics and the relationship to known mineralisation styles.
Exploration activities were scaled back in the second half fiscal 2007 in anticipation of the sale of the operation with $2.9 million spent.
Papua New Guinea Operations
Overview
Introduction. Harmony’s lease holding in PNG is located southwest of Lae in the Morobe Province and encompasses over 3,480 square kilometers of tenure. The tenements are outlined in the figure below and fall into three main blocks centered in the Morobe province. These include the Wafi leases (440 square kilometers), the Morobe — Hidden Valley leases (971 square kilometers) and the Morobe Coast EL (2,069 square kilometers).

Harmony PNG tenement locations. In terms of regional geological setting, the tenements cover a portion of the PNG mobile belt. The mobile belt comprises tract of metamorphosed Lower Jurassic and Cretaceous sediments and oceanic crust. These rocks have undergone deformation in the collision zone between the Australian and Pacific Plates and multiple intrusive events including Tertiary granodiorite and younger mineralized porphyries. The PNG mobile belt hosts a number of major gold and copper-gold deposits including the Wafi-Golpu and Hidden Valley Projects which are 100% owned by Harmony.
Exploration expenditure outlook for fiscal 2008 is currently estimated at $19.49 million (A$22.97 million). Results from this work have been highly encouraging, as a number of targets with the potential for major stand-alone gold and copper/gold deposits have been identified and advanced to the drill testing phase.
Harmony currently has offices in Lae and Wau, to facilitate the development of the Hidden Valley project and support the pre-feasibility work on the Wafi Golpu copper gold project. In 2006 a technical support office was opened in Brisbane to support the construction phase of the Hidden Valley project as well as the evaluation of the Wafi and Golpu prospects.
Harmony has completed its Golpu copper stand alone pre-feasibility study (“PFS”) during the June 2007 quarter, on time and within budget. The study has identified a technically and economically viable project plan, with the highlight being the definition of a probable ore reserve. Importantly, the mining plan has restricted the overall average arsenic grade to 136ppm, with the highest grade in any single year restricted below 300ppm, to ensure that a saleable concentrate is maintained throughout the project life. The Wafi gold component of the pre-feasibility study was completed during October 2007, which will be technically reviewed during the December 2007 quarter.

Hidden Valley Project
     Introduction. The Hidden Valley project entails the construction of a significant gold and silver mine. This mine will process 4.6Mt of ore a year from the two open pits. The Hamata orebody is one small pit and the Hidden Valley and Kaveroi orebodies are in a much larger open pit. The mine is located in a highly prospective exploration lease area and it is envisaged that, as active exploration continues, the life of the process facility may be extended as it is fed from a number of sources. The Hidden Valley Project is owned by Harmony through our wholly owned PNG subsidiary, Morobe Consolidated Goldfields Ltd. This project comprises four exploration licenses of 966 square kilometers in the Wau District of Morobe Province, PNG and is located 210 kilometers north-northwest of Port Moresby and 90 kilometers south-southwest of Lae, the two largest cities in PNG. Access to the project is presently by sealed road from the deepwater port of Lae to Bulolo. An all weather gravel road from Bulolo to the Hidden Valley mine site has been constructed by Harmony to access the site.
     History. Alluvial gold was first discovered at Hidden Valley in 1928 but it was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677. A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners, including one by Abelle in 2003. During fiscal 2006 the Abelle feasibility study was extensively reviewed and updated by Harmony to: (a) reflect changes in the project’s ore body interpretation; (b) incorporate increases in capital and operating costs as a result of energy prices and scarce resources in the mining industry as well; and (c) resolve technical aspects that were outstanding from the previous study. The updated feasibility study was presented to the Harmony board during June 2006 and they approved construction of the project.
     Site Access. The Hidden Valley site is located approximately 90 kilometers south-southwest of Lae, which is the nearest deepwater port for the project, and the Capital of Morobe Province. Access to the site from Lae uses an existing 110 kilometers sealed two-lane main road to the town of Bulolo, continuing to Hidden Valley via an all-weather two-lane access road constructed by Harmony. Work commenced on the construction of the Hidden Valley access road to the site from Bulolo town in October 2005. The road reached the mining lease boundary in May 2006 and the in-filled road network has been extended to the Hidden Valley deposit, Pihema Creek and the Hamata plant site. Pihema Creek has been diverted and platforms have been established for most of the project infrastructure, such as the permanent camp and the administration building. Work has commenced on the Tailings Storage Facility and the Hamata plant site. Harmony contracted a road construction manager and a core of operators with extensive PNG road-building experience to undertake this part of the project, utilising equipment bought by Harmony for construction purposes.
     Engineering Procurement and Construction Management Contract. Following board approval, a small owners team of experienced construction professionals was recruited, including several key individuals with extensive PNG experience, to ensure that project objectives, scope of work and all other project requirements are met. In July 2006 an agreement was reached with the engineering group Ausenco Limited to provide engineering procurement and construction management services for the project. Ausenco started immediately with the preparation of a project execution plan as well as the detailed design stage of the project which is set for completion at the end of December 2007. By the end of fiscal 2007 the detailed design was approximately 45% complete and 82 of a planned 102 procurement/contract packages have been put out to enquiry. To date, 52 packages have been awarded.
     Power supply. The ability to obtain an alternate power supply from PNG Power Limited (“PPL” — PNG’s national power supplier), is of critical importance to the economics of the project. On May 14, 2007, Harmony announced that it had signed an agreement with PPL to supply the Hidden Valley mine with electricity. PPL has committed to construct new transmission lines and infrastructure in order to supply hydro-electricity from the Yonki Dam. Supply is expected to commence on January 1, 2010.
     In addition Harmony acquired diesel generators and will install them for the purpose of providing 100% backup power supply to the project, if required.
     Customs and Excise. In November 2006 the PNG National Executive Committee approved exemptions to customs and excise on a range of commodities that will be required for the construction of the project. This still has to be gazetted, however, customs officials at Lae port are already applying the exemptions, based on the draft gazettal notice.
     Mining Fleet. The mining equipment required for the project consists of: four 180t excavators, a fleet of nine 175t haul trucks and a range of ancillary equipment. Supply and maintenance agreements for this fleet were signed in September 2006. The delivery of the first batch of mining equipment for pre-stripping took place in the second quarter of fiscal 2007 and the delivery of the second batch is expected in the December 2007 quarter.

     Geology The proven and probable gold reserves for the Hidden Valley/Kaveroi/Hamata deposits are 2.868 million ounces at 0.0586 ounces per ton. Silver proven and probable reserves at Hidden Valley/Kaveroi and Hamata amount to 41.99 million ounces at 0.9928 ounces per ton. Extensive drilling is currently being undertaken at the Kaveroi prospect adjacent to the Hidden Valley ore body, with the intention to add additional reserves to the project.
     Environment. The Environment Management Plan, which is a requirement of the mining lease, has been approved by the PNG Department of Environment. The key environmental issue for the project is the effective management of water quality in the Bulolo and Watut rivers. A range of control measures will be implemented for acid rock drainage, sediment runoff and tailings facility discharge water quality. Work continues on baseline studies and monitoring programs required for both the construction and operational phases of the project. Re-engineered surface designs have led to the tailings storage facility capacity being increased to 46.3 million tons and the waste dump’s design now complying with acid rock drainage and other environmental commitments.
     Community affairs/landowner discussions. Community support and development of the mine in compliance with the memorandum of agreement with landowner groups is critical to the success of the project. Meetings are held regularly with these groups and officials from the provincial and national government to monitor progress and ensure these objectives are met. A range of opportunities for the commercial participation of landowner groups in the development of the project are being considered as a priority, and community relations initiatives focused on positive outcomes for health, education and infrastructure are ongoing.
     Project Overview. Once fully developed, the Hidden Valley Mine is expected to process 4.6 million tons of ore per annum from ore mined at two open pits, the Hamata ore body in one small pit and the Hidden Valley and Kaveroi orebodies in a much larger pit. Expected annual production will be 285,000 ounces of gold per annum, with a peak production of 317,000 ounces, and 4.05 million ounces of silver. Expected mine life is 9.7 years, with 44.6 million tons treated at an average grade of 0.057 ounces per ton. The construction period is estimated to be 30 months, with the mine expected to be commissioned by March 2009.
     The resources will be mined in a sequence that sees the low silver, high gold Hamata ore mined first, with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores.
     Plant. As part of the project a treatment plant was brought from Misima Mines Limited and transported to Lae in April 2005. Parts of the plant that will be utilized in the project have been identified and refurbished in fiscal 2007 with the remainder to be disposed of. The plant is stored in Lae and its components will be transported to Hidden Valley for installation as the project proceeds.
     Once completed, the processing plant is expected to process ore at a rate of approximately 4.6 million tons per annum and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The processing plant will commence as a primary crushing, grinding (with the incorporation of a gravity gold recovery circuit), CIL, Merrill-Crowe zinc precipitation, goldroom and tailings detox plant for the low silver Hamata ores, revert to a primary and secondary crushing, grinding, flotation, concentrate regrind, counter-current decantation circuit with Merrill-Crowe zinc precipitation, flotation concentrate and tailing CIL, goldroom and tailings detox for the high silver oxide/transition ores and then a similar circuit without flotation tail CIL for high silver sulphide ores from Hidden valley/Kaveroi ores. The gravity gold recovered will be processed through an intensive cyanide leach followed by electrowinning circuit to produce a high quality ore product.
     Ore will be delivered by truck to the Hamata and Hidden Valley crusher stations. Crushed Hamata ore will be delivered by conventional conveyor to the primary stockpile and Hidden Valley ore will be delivered via an overland pipe conveyor to the same stockpile.
     All tailings will be stored in a tailings storage facility, and all water recovered will be subject to detoxification prior to being re-cycled or released to the environment. The processing plant and tailings storage facility will be built to meet or exceed the requirement of the International Cyanide Management Code. Construction completion is planned for the first quarter of 2009 with the first gold expected to be produced in March 2009.
     Government royalty and other rights. The gold and silver production from the Hidden Valley Project will be subject to a 2% royalty, payable on the net return from refined production if refined in PNG or 2% royalty on the realized price if refined out of PNG.
     The government of PNG also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. However the memorandum of agreement signed between Harmony and the government reduced the participation right to

5%, should the government wish to exercise it. Once an interest is acquired by the government of PNG, it contributes to the further exploration and development costs on a pro rata basis.
     Third Party Royalties. On March 28, 2007 Harmony announced that it had concluded negotiations with Rio Tinto under which the parties agreed Harmony would purchase the Rio Tinto rights under a royalty agreement relating to Hidden Valley, which was entered into prior to the acquisition by Harmony of the Hidden Valley and Kerimenge deposits in Papua New Guinea. Under the royalty agreement, Rio Tinto has the right to receive a portion of between 2% and 3.5% of future ounces produced by the Hidden Valley mine in PNG. The consideration to be paid by Harmony to Rio Tinto will be $22.5 million to be settled with new Harmony ordinary shares to the value of $20 million and the balance of $2.5 million paid in cash when the closing of the transaction occurs.
     The transaction should reduce cash costs per ounce of gold produced at Hidden Valley, and all further extensions to the project, mine life and reserves will be free of this royalty. The PNG Mining Advisory Council (“MAC”) has to approve the transfer of the royalties between the parties before the transaction becomes effective which is anticipated to be given in the second quarter of fiscal 2008.
     Capital Expenditure. Capital expenditure on the project for fiscal 2007 was $72 million compared to $16 million spent in fiscal 2006. Capital was mainly spent on completing the access road to the Hidden Valley and Hamata mine sites, site earthworks and acquisition of construction fleet and a portion of the mining fleet. Other areas of significant expenditure were for process equipment and management related costs.
     The total project capital cost is estimated to be $364 million (A$455 million), which represents a 23% increase on the last reported budget. Increases in costs were primarily caused by market forces resulting from the high demand created by resource development projects in the region. The only significant change in the scope of work was the move of the Hidden Valley ROM pad from the west to the eastern side of the pit. This was necessary because geotechnical drilling and advice received identified an unacceptable level of risk regarding potential slope stability. This value excludes $37 million for mine fleet repayments post the construction phase as well as $22.5 million for the Rio Tinto royalty buy-out which is not considered part of the construction capital.
Morobe Consolidated Goldfields Limited (MCG) Tenements
     The MCG tenements encompass the Hidden Valley Project and include all tenements south of the Bulolo township. The tenements host the Hidden Valley and Hamata mine developments and the historical Kerimenge deposit. They remain highly prospective for similar deposits and for smaller high-grade satellite resources.
     The aim of the exploration program on the Morobe Consolidated tenements is three-fold:
•	Major new stand alone discoveries;

•	High-grade drivers to improve cash flows of the Hidden Valley Project; and

•	Additional reserves to substantially increase mine life of the Hidden Valley Project.
     Fiscal 2007 programs have focused on the Kerimenge Prospect, and on regional exploration on the Morobe Coast EL1403. In addition to the existing prospects, project generation such as capture of historical data and grassroots exploration activities, which include mapping, stream sediment sampling and integration of results with regional magnetic data, will continue.
     On the Hidden Valley Mining Lease ridge and spur and grid based soil sampling is planned for the first half of fiscal 2008. Furthermore, with mine construction underway new road cuttings and site preparation for infrastructure has unearthed a number of alteration zones which have never been sampled or mapped. Mapping of these new zones and integration with geochemical data and detailed Helimagnetics will provide a powerful tool for identifying new targets on the Hidden Valley Mining Lease.
Kerimenge and the broader prospect potential
Introduction. The main focus of exploration activities during the year has been on the Kerimenge deposit which lies approximately seven kilometers east of the proposed Hamata Processing Plant site. Drilling has targeted gold mineralization on the Kerimenge fault, and its southern strike extension. A total of 11 holes for 1671m have been completed during fiscal 2007 by Harmony. Results have been encouraging.

     Geology. Gold mineralization occurs as disseminated pyrite and arsenopyrite in hydrothermal breccia, and with quartz veined stockwork in Andesite porphyry. Drilling remains ongoing. Of particular importance is the drill intercept obtained in QD136. The mineralization occurs in brecciated metasediments in the footwall of the Kerimenge fault and represents a new style of high-grade mineralization that was previously unknown at the prospect.
     Project Status. Compilation of historical exploration data around the broader Kerimenge prospect area has shown a number of high grade trench results that have not seen follow-up drilling. These trench results are broadly coincident with limestone contacts and mapping, and drill testing is planned for fiscal 2008.
Morobe Coast Exploration License
     Introduction. The Morobe Coast exploration license was granted in April 2006 and encompasses some 2,068 square kilometers. The area lies to the southeast of the Morobe goldfield and Harmony believes it presents grassroots exploration potential. Historical exploration work has been limited, but returned anomalous gold assays in rock chip and stream sediment samples from the Lokaniu volcanics. There has been little follow-up to determine the hardrock source, and no drill testing has ever been undertaken on the tenement.
     Project status. Following access and community liaison, a camp was established in November 2006. Field mapping and surface sampling programs commenced. Recent results from the Giu prospect are highly encouraging.
     Giu Prospect
     The Giu prospect falls approximately ten kilometers southwest of the Morobe township on the east coast of PNG. The prospect represents a district scale anomaly, twenty kilometers in diameter with elevated gold rock chip and stream sediment geochemistry. The aim of the work programs is to identify and develop prospect areas with the potential for stand-alone-gold (+/- related metal) orebodies.
     Mapping to date has outlined several areas of structurally controlled epithermal vein mineralization, hosted in vesicular basalts. Rock chip results have been encouraging with anomalous values of copper, gold, molybdenum and zinc returned.
     Project Status. Field work continues including stream sediment sampling and excavation of trenches over outcropping mineralized zones. Systematic stream sediment geochemical coverage is currently scheduled for completion by the second quarter of fiscal 2008. Recommendations for follow-up will be based on these results.
Wafi Golpu Project Area
     Introduction. The Wafi prospect is owned through a wholly owned Harmony subsidiary, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991 and AGF farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when they merged with Aurora in 2002. Harmony assumed control of the Wafi project as a result of its acquisition of Abelle in 2003. The project is held under four contiguous exploration licenses totalling 996 square kilometers, and comprises two separate ore systems located within close proximity of each other known as the Wafi Gold Project and the Golpu Copper/Gold Project respectively. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. We spent a total of A$15.54 million (A$18.31 million) to conduct pre-feasibility studies for the Wafi Gold and Golpu Copper/Gold Projects during fiscal years 2006 and 2007.
     Geography. The Wafi prospect is located near Mt. Watut in the Morobe Province of PNG, 60 kilometers southwest of Lae and 60 kilometers northwest of Wau. The site is accessed by sealed road (Lae to Bulolo) which comes within 5 kilometers of the eastern edge of the tenements and 10 kilometers from the Wafi camp. The Wafi camp is located at an elevation of approximately 400 meters above sea level. The terrain is mountainous and forested in most areas. The Wafi Gold and Golpu Copper/Gold prospects are serviced by the sealed Lae-Bulolo road to Timini and then by a dirt base access track to the prospect which is now accessible during most weather conditions. The access track is approximately 38 kilometers in length. The site is serviced by helicopter when the road access is cut due to poor weather or minor landslides. Immediately west of the project area, the Watut Valley has a large area of flat land. The foothills of the Valley are planned to be utilized for placement of ore processing and accommodation infrastructure.
     Mining Reserves. Following completion of the Golpu Copper/Gold pre-feasibility study, a probable ore reserve has been declared. The ore reserve is summarized in the table below:

	Ton	Cu	Au	As	Ag	Mo	Cu Metal	Au Metal	Mo Metal
Golpu	(Mt)%		ppm	ppm	ppm	ppm	(’000t)	(’000oz)	(’000t)
Proven Reserve	—	—	—	—	—	—	—	—	—
Probable Reserve	78.5	1.1	0.6	136	1.2	121	881	1,389	9.5

Total	78.5	1.1	0.6	136	1.2	121	881	1,389	9.5

     The reserve is subject to a number of clarifications which are included in the ore reserve statement. Major clarifications to be considered are:
     The Golpu Ore Reserve is derived from the Golpu Stand Alone Project Pre Feasibility Study. This study assumes a block cave underground mine with ore processed on site to produced a copper and gold concentrate for shipping to smelter. Metallurgical Studies indicate that recoveries of 88% for copper, 54% for gold and 36% for molybdenum can be expected. Metal prices are assumed at US$2.30/lb for copper, US$520/oz gold and US$20/lb for molybdenum.
     In declaring the probable reserve, the following considerations are required:
     1. The PFS is completed to industry accepted standards for a PFS (±20-25% accuracy). The outcome of further more detailed studies may affect the reserve.
     2. The location for the tailings storage facility has not been finalised, however two potential sites proximal to the project have been defined.
     3. There are outstanding issues associated with traditional land owners required to be resolved before the project is able to be constructed.
     4. The Harmony Board has not yet committed to completing subsequent phases of study, or to project construction.
     It is not intended to declare a reserve for the Wafi gold ore bodies upon completion of the respective PFS studies. It is considered that a number of unknowns will exist upon completion of the current phase of study, and such unknowns will be required to be quantified prior to declaration of a reserve.
     Government Royalty and Other Rights. The metal production from the Wafi Project is subject to a 2% royalty payable on the net return from refined production if refined in PNG or a 2% royalty payable on the realized price if refined outside of PNG. The government royalty has been accounted for in project financial models. PNG also has a statutory right to acquire up to a 30% participatory interest in mining development projects at sunk cost. Once an interest is acquired by the government of PNG, it contributes to the further exploration and development costs on a pro rata basis.
     Third Party Royalties. Pursuant to the sale agreement of Wafi Mining Ltd to Abelle (via wholly owned subsidiary companies) from Rio Tinto, a royalty of 2% on gold production or a 2% NSR (net smelter return) from copper-gold concentrates is payable to Rio Tinto as a deferred acquisition cost. The royalty has been accounted for in project financial models.
     Additional Prospects and Exploration Potential. The Wafi pre-feasibility study concentrates on developing the Golpu copper-gold, the high-grade link zone mineralization, and the non-refractory (oxide) portion of the A and B zone gold mineralization. However, excellent prospects remain in the immediate vicinity of the existing resource areas on the northern and western margin of the diatreme. Recent drill intercepts at Western Zone highlight the potential for deep high grade “Link Zone” style mineralization off the diatreme margin. With the exception of some discrete areas of drilling, the bulk of the area off the western and northern quarters of the diatreme margin remains untested. Other prospect areas peripheral to the Wafi core complex that require additional exploration include the Nambonga and Malaria zones. There are several exploration targets within a ten kilometers radius of the Wafi site, including Biamena,

Bawaga and Kasiago, which have historical aeromagnetic signatures and anomalous stream sediment data. The Biamena and Nambonga deposits are the subject of current drilling programs.
     Capital Expenditure. No capital expenditure was incurred during fiscal 2007 or 2006 as the pre-feasibility study was still underway and costs were expensed as a result. The pre-feasibility study is due for completion in two phases. The Golpu study was completed in the last quarter of fiscal 2007, and the Wafi study is due for completion in the second quarter of fiscal 2008.
     It is expected that review of pre-feasibility studies will be conducted during the Quarters two and three of fiscal 2008. Depending on the assessment of review teams, it is expected that Definitive Feasibility studies will commence during Quarter 4 of fiscal 2008.
Wafi Gold Projects
     Introduction. The Wafi Gold resource is comprised of three main zones: Zone A; Zone B; and the Link Zone (high grade lenses within Zone B). Additional to the Wafi resource the Western Zone is an advanced exploration project.
     Geology. The pre-feasibility study undertaken by Harmony has focused on extraction of the high grade Link Zone material, and on delineation of shallower oxidized mineralization, amenable to high gold recovery under standard cyanide leach conditions (associated with Zones A and B). Additional exploration activities have focused on the discovery of additional Link Zone style mineralization (such as the Western Zone) which may have the potential to improve Wafi gold project economics.
     Pre-feasibility test work for the Link Zone has focused on whole ore pressure oxidation of the Link Zone ore (which was shown to be technically viable during the AGF test work program detailed above), and comminution test work. Test work completed during the study further demonstrated the technical viability of the processing method, with gold recoveries of around 95% achieved. Only 45% of sulphides present in the ore are required to be oxidized to achieve optimal gold recovery. Previous studies assumed complete oxidation of sulphides. Work undertaken to complete the study in Quarter 1 of fiscal 2008 will focus on determining the financial viability of the process, and the overall project plan for the Link Zone.
     Metallurgical test work for the Non-Refractory gold ore (“NRG1") has focused on establishment of cyanide recoveries in both the transitional and fully oxidized ores across the known mineralization. Test work has shown that the 95% recovery of gold in completely oxidized ores is consistently achieved, however recovery in the transitional material remains variable. Initial indications have shown that recoveries averaging 84% to 86% are able to be achieved, however further definition is still required. The PFS will be completed assuming 84% recovery in the zone. Should the PFS identify the project to remain economic at that recovery, further work to define recovery in each area of the ore body will be undertaken. Some planned drilling in the zone was not completed due to time constraints and delays experienced during the program. Given the cost of maintaining the site it was decided to complete the PFS based on information at hand, to ensure that excessive expenditure was not undertaken prior to confirmation that the ore body is economic.
     Project Status. Geotechnical, mining, infrastructure, and environmental investigations have been undertaken as part of the Link Zone and NRG1 study, in parallel with the Golpu studies. Synergies between the Wafi Gold projects and the Golpu Copper project have been utilized during the studies to minimize cost as far as possible. The synergies between projects will also be utilized in the final mine development plan to produce the best economic results for the project. The finalized economic model will be available during the second quarter of fiscal 2008.
     The pre-feasibility study for the NRG1 and Link Zone deposits is due for completion in the second quarter of fiscal 2008. Scoping studies completed for both projects during fiscal 2007 indicated that both projects may be viable, with the Link Zone appearing particularly positive.
Wafi Leases
     Porphyry copper-gold and stand-alone gold targets represent the best potential to crystallize value from the Wafi tenement group. Biamena, Bawaga, and Kesiago all have the potential to deliver “Wafi-Golpu” style mineralization. Regional magnetics also show favorable structural environments for major gold or copper-gold systems in areas where there has been little or no previous exploration. First pass exploration by way of stream sediment sampling, mapping and reconnaissance rock chip sampling is recommended for these areas to identify new prospect areas and maintain the grassroots end of the project pipeline.

     Exploration within a one kilometer radius of the existing deposits at Wafi and Golpu remains focused on adding high-grade underground or surface oxide resources. These targets have the potential to impact significantly on the economics of the Wafi pre-feasibility study. Most of the regional exploration within 10km of the Wafi site is focused on delineating additional copper porphyry resources, or high grade gold ore bodies.
Golpu Copper-Gold Project
     Introduction. The Golpu Copper-Gold Project, or Golpu Project, is located approximately one kilometer northeast of the Wafi gold orebodies.
     Geology. The Golpu host lithology is a typical zoned porphyry copper alteration halo, grading from potassic to phyllic to advanced argillic upwards in the core. Outwards from the core the alteration grades from the above to argillic potassic to propylitic. The mineralized body is a porphyry copper-gold ‘pipe’ with approximately 200 meters by 200 meters plan dimensions, slightly north plunging and still displaying strong mineralization at grades similar to those in the rest of the potassic alteration zone at 1.2 kilometers depth, the maximum depth to which it has been drilled. Recent drilling and reinterpretation have shown that copper and gold mineralization extend some way into the metasediment host rock immediately adjacent to the porphyry body. The mineralized metasediment has potential to add up to 75% to the volume of the porphyry stock if additional exploration defines the mineralization as part of the resource.
     The surface expression is oxidized and leached to about 150 meters vertical depth, resulting in a residual gold only mineralization from which the copper has been leached. At the oxidation interface a strong 20-30 meters thick zone of supergene copper enrichment is developed which transitions at depth into a lower grade covellite-enargite ore. Beneath this is a zone of more covellite rich mineralization that contains lesser enargite and consequently less arsenic. From approximately 300 meters below surface the ore exists in a covellite-rich (arsenic-poor) form grading into a chalcopyrite-bornite rich zone from approximately 500 meters to its current known depth of approximately 1.2 kilometers. Harmony completed the pre-feasibility study for Golpu, during the last quarter of fiscal 2007. The PFS identifies a reserve of 71Mt @ 1.1%Cu, 0.6g/t gold, and 121 ppm Molybdenum. There is potential to significantly increase the mining inventory if additional mineralized metasediment material is able to be included in the resource estimate following further exploration activities.
     The metasediment domain comprises mineralization peripheral to the porphyry stock that is hosted in the metasediments. Mineralization in the metasediment is distributed irregularly around the porphyry stock with the majority occurring on the western side of the porphyry. Mineralization occurs in all three alteration types: advanced argillic, phyllic and potassic. Further work during subsequent phases of study will be planned with a view to converting the mineralized metasediment to an indicated resource, and subsequently a probable reserve.
     Importantly, the current pre-feasibility study test work has established that a coarser grind size of p80 106 µm can be used to achieve these recoveries. Test work by previous owners contemplated grinding ore to as fine as p80 50 µm in order to achieve similar or lower recoveries. This represents a potentially significant reduction in operating costs.
     Production of copper metal on site has not been considered during the current phase of study. The cost of power at the site is presently high, with on site heavy fuel oil generation. It is note expected that on site metal production will be viable unless power cost can be substantially reduced.
     Project Status. The Golpu pre-feasibility study was undertaken in parallel with the Link Zone and NRG1 pre-feasibility studies. The Golpu pre-feasibility drilling was completed in September 2006. A full team of mining, processing, and infrastructure personnel (both in-house and consultant personnel) have completed study. The Golpu pre-feasibility study is planned to be completed in the first quarter of fiscal 2008.
     Findings of the pre-feasibility study indicate that an annual production rate of 9 million tones is optimal and achievable, utilizing the block cave mining method. Ore is planned to be mined from the block cave, and conveyed via an underground decline to a processing plant located in the Eastern foothills of the Watut River Valley, some four kilometers west of the deposit. Concentrate produced will be either pumped or truck-hauled to the port of Lae for dispatch to Asian smelting markets, with the transport method to be finalized in the completed PFS report due in the second quarter of fiscal 2008.

REGULATION
Mineral Rights
South Africa
     South African law provides for the separate ownership of surface and mineral rights. Prior to the promulgation of the MPRDA on May 1, 2004, it was therefore possible for one person to own the surface of a property, another to own rights to precious metals, and yet another to own rights to base minerals. In terms of the MPRDA, all mineral rights in South Africa are now vested in the South African state. The principal objectives of the Act are:
•	to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	to give effect to the principle of South Africa’s custodianship of its mineral and petroleum resources;

•	to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa;

•	to substantially and meaningfully expand opportunities for historically disadvantaged persons including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	to promote economic growth and mineral and petroleum resources development in South Africa;

•	to promote employment and advance the social and economic welfare of all South Africans;

•	to provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	to give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development; and

•	to ensure that holders of mining and production rights contribute towards socio-economic development of the areas in which they are operating.
     Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and renewable for periods not exceeding 30 years each thereafter), provided that mining companies apply for new order mining rights over existing operations within five years of May 1, 2004, or before the existing right expires, whichever is the earlier date and fulfill requirements specified in the MPRDA and the Mining Charter.
     The Mining Charter was signed by government and stakeholders in October 2002 and contains principles relating to the transfer, over a ten-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs, as defined in the Mining Charter. An interim target of 15% HDSA participation over 5 years has also been set and to this end, the South African mining industry has committed to securing financing to fund participation of HDSAs in an amount of R100.0 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a “Scorecard”, in which the levels of compliance with the Mining Charter can be ticked-off after five and ten years respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resource and skills development; employment equity; procurement beneficiation and direct ownership. In addition, the Mining Charter addresses socio-economic issues such as migrant labor, mine community and rural development, and housing and living conditions.
     Currently, the South African Government has given its assurance that the Mining Charter will take precedence over the more recently promulgated Black Economic Empowerment Act 2003 and, in particular, the Codes of Good Practice published thereunder, which are of general application to the South African economy. It is therefore envisaged that the Mining Charter will remain relevant to securing the conversion of mineral rights.

     We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, the MPRDA has not had a significant impact on these mining and exploration activities because we are eligible to apply for new licenses over our existing operations (some of which have already been granted), provided that we comply with the Mining Charter. There can be no assurance, however, that any licenses would be received. However, we have had several discussions with the National Department of Minerals and Energy and have no reason to believe that the licenses will not be granted.
     We have already complied with the requirements of the Mining Charter, with an equivalent of 34% of production ounces qualifying as empowerment credit ounces. We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights” and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-region basis. The first application for conversion from “old order” to “new order” mining rights was for the Evander Operations and was lodged on May 21, 2004. The Evander mining license was the first conversion application in the region and in October 2004 we became the first senior company to convert “old order” to “new order” mining rights for our Evander and Randfontein operations. Although it is not possible to estimate how long it will take for each application to be processed by the regional offices of the Department of Minerals and Energy, we have worked closely with the department to help ensure, to the extent we are able, that the licenses are granted as swiftly as possible. The conversion of licences for all our remaining operations were granted during November 2007 and will be executed before the end of January 2008.
     The MPRDA also makes reference to royalties being payable to the South African state in terms of the envisaged Mining and Petroleum Royalty Act which has not yet been finalized. However, a Bill, known as the Royalty Bill, was made available for public comment. It is anticipated that the Mining and Petroleum Royalty Act will only come into force in 2009. The introduction of the Mining and Petroleum Royalty Act as law may have an adverse impact on the profits generated by our operations in South Africa. We are currently evaluating the impact that the proposed Mining and Petroleum Royalty Act may have with regard to our operations and no assurance can be given as to whether or when the proposed Mining and Petroleum Royalty Act will be enacted.
     The MPRDA:
•	limits ministerial discretion insofar as applications relating to the conversion of old order mining rights are concerned,

•	introduces a first-come first-served principle with respect to the consideration of applications for new order mining rights,

•	introduces a mining advisory board to advise the Minister of Minerals and Energy on matters relating to minerals and mining, consisting of representatives of, inter alia, the South African state, organized labor, organized business and relevant community based organizations,

•	provides for compensation for currently held rights in certain circumstances, and

•	provides that a party aggrieved by an administration decision made in terms of the MPRDA has the right of appeal to either the Director General or the Minister and may only take matters to the courts once that party has exhausted his or her remedies in terms of the appeal procedures that are to be set forth.
Australia
     In Australia, all minerals are owned by the Australian government except where it has granted freehold title to the land, in which case ownership of minerals other than gold, silver and other precious metals vests in the freehold title holder. Mining companies must pay royalties to the Australian government based on production.
     Each Australian state has its own mining legislation and administers mineral exploitation through the issuance of a variety of exploration and mining tenements.
     Mt. Magnet, New Hampton and South Kal hold various mining tenements issued by Western Australia’s Department of Industry and Resources in accordance with the provisions of the Mining Act 1978 (WA). In the conduct of their operations, they must comply with a wide range of statutes, including the Mining Act, the Mines Safety and Inspection Act 1994 (WA) and various environmental statutes, as well as the provisions of the tenements themselves and various operating and abstraction licenses issued by the State’s Department of Environmental Protection and the Water and Rivers Commission.

     All mining leases in Western Australia are secured by environmental performance bonds which cannot be relinquished or cancelled without the approval of the Department of Industry and Resources. The amounts of the bonds are assessed on an annual basis and are audited by a regional inspector.
     Hampton Gold Mining Areas is the freehold owner of the Hampton Lands, which are freehold estates in Western Australia in respect of which the state has waived its entitlement to royalties on gold production. These areas are not subject to the Mining Act 1978 (WA) and are instead governed by the Hampton Regulations, which are administered by Hampton Gold Mining Areas. Both New Hampton and South Kal conduct mining operations on the Hampton Lands under the auspices of special leases issued to them by Hampton Gold Mining Areas in accordance with the Hampton Regulations.
     Australian law generally requires that all necessary landowner title approval be obtained before a mining lease can be granted and mining operations can commence. Mt. Magnet, New Hampton and South Kal have approved mining leases for most of their reserves, including all reserves that are currently being mined. If these companies wish to initiate mining operations in areas presently held under exploration tenement, their relevant exploration tenements will need to be converted to mining leases. This issuance of a mining lease requires the agreement of the affected landowner title claimants, on terms either directly negotiated with them or otherwise determined in accordance with the Native Title Act 1993. There can be no assurance that any approval would be received.
Papua New Guinea
     The Mining Act of 1992 (PNG) is based on Australian legislation. Accordingly, mineral rights in PNG also belong to the government of PNG and they have a statutory right to obtain up to a 30% participating interest in mining development projects. The government then issues and administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production.
     The key difference in PNG is that citizens have the right to carry out non-mechanized mining of alluvial minerals on land owned by them. These customary rights do not extend over a mining lease, unless an alluvial mining lease is obtained.
     Almost all land in PNG is owned by a person or group of persons, and is not generally overlaid by landowner title issues. There is, however, considerable difficulty in identifying landowners of a particular area of land because land ownership may arise from both contract and inheritance, and because of the absence of a formal written registration system.
     Prior to commencing exploration, compensation for loss or damage must be agreed with the landowners. Prior to commencing mining, a written agreement must be entered into with landowners dealing with compensation and other matters.
     In PNG, Morobe Consolidated Goldfields Limited (“Morobe") holds a mining lease and various exploration licenses granted by the Department of Mining for the Hidden Valley Project. Morobe has also entered into a memorandum of agreement with the state, local government and the landowners.
     Wafi Mining Limited holds various exploration licenses granted by the Department of Mining for the Wafi/Golpu Project, and has entered into a compensation agreement with landowners on one of its exploration licenses.
     In PNG there are no applicable exchange control restrictions but the PNG central bank does have to be informed of all transactions and has to approve lending facilities and interests rates charged.
Environmental Matters
South Africa
     Harmony recognizes that the long-term sustainability of our business is as dependent on good management of our environment as it is on the optimal extraction of our mineral resources. It is our duty to assess environmental impacts and, where significant pollution or degradation may occur as a result of our activities, to take reasonable measures to minimize these and to rectify any impacts that have already been caused.
     The overall objectives of Harmony’s environmental management activities are to:
•	clean the surface environment after mining and ensure certificates of closure are obtained;

•	promote “clean” mining and minerals processing;

•	support Harmony’s social plan requirements, such as required by the MPRDA and Mining Charter, Black Economic Empowerment (“BEE”) and local community involvement;

•	reduce environmental liabilities by 10% per annum by optimising assets; and

•	self-fund environmental rehabilitation through economic activities/savings, thus contributing to the bottom line.

Our approach to environmental management encompasses the following four broad principles:

•	All relevant environmental risks should be identified and prioritized;

•	Environmental issues should be dealt with promptly;

•	Environmental issues, particularly relating to continuous non-compliance or potentially serious environmental impacts, should be notified and dealt with at the board level; and

•	we will adopt the best practicable environmental option; that is, the option that has most benefit, or causes the least damage to the environment, at a cost acceptable to society and affordable to us.
     Harmony developed its environmental policy in consultation with various stakeholders such as mine managers, employees and unions, and which has the approval of the Chairman of the Sustainable Development Committee and the Acting Chief Executive. It has also been adopted by each mine manager at signing ceremonies held at each shaft. It commits companies to returning their areas of operation “as close as possible to the pre-mining state, thus creating sustainability and economic viability for generations to come”. The main areas of the policy are:
•	That environmental management is a corporate priority;

•	That environmental policies, programs and practices will be integrated into the activities of Harmony;

•	That we will strive for continued improvement and efficiency;

•	That we will work with government departments and the public to come up with the best sustainable solutions;

•	That contractors and suppliers will be required to comply with the Harmony policy; and

•	That employees will be informed and educated regarding their environmental responsibilities.
     The focus was on implementing an environmental management policy at an operational level during fiscal 2007. Harmony is in the process of adopting the ISO 14001 specification as the Environmental Management System (“EMS”) for the South African operations. Previously the discipline was managed through the development and implementation of an in-house EMS, based on the Environmental Management Programme Reports (“EMPRs”). It was found, however, that this did not meet the levels of governance required by the group. The EMS is a structured approach for addressing the triple bottom line (social, economic and environmental) and forms the backbone of environmental management at an operational level. ISO 14001 is a recognized and widely adopted EMS framework.
During fiscal 2007 a management company was appointed to assist with the implementation phase of ISO 14001. To date the phased approach to introduce the system on a per site basis has progressed. Doornkop Mine: the site specific team has been formed under the chairmanship of the General Manager and a full aspect analysis has been completed and a detailed compliance audit completed. In the execution of this site it has been established that the complexities of such a programme and the timing for implementation on the other target sites will have to be extended to ensure the success of the project Target and Elandsrand Mines: Steering committees have been set up at both mines again under the leadership of the General Manager. The aspect/impact identification process has been completed. Both areas are currently developing the Environmnetal Management Programmes (“EMP”) for the significant impacts as identified during the above process.

In addition to the above sites, the Phakisa Mine has been added as a further first phase site as it is a major project in the group and as such will form one of the backbones of the company going forward into the future and will therefore be committed to fully complying with the company’s environmental policy.
The programme for implementation of the above four sites, which represent a cross section of the companies activities, covering deep level mining and trackless type operations , is late 2008.
     Environmental policy and strategy within Harmony, as well as the environmental impact of our operations on regional communities, is overseen by the Sustainable Development Committee. The management of environmental issues at operational level is the responsibility of each Chief Operational Officer, who is supported by line management in the various regions. Structures and reporting mechanisms have been put in place to ensure that the board is kept fully informed of environmental matters within the group.
     The Environmental Management Forum (“EMF”) has been structured to support operational goals. Primarily, this means it will ensure reasonably practicable compliance with legislation, and the promotion of environmental awareness. At a regional level, environmental management managers provide advice and support to the relevant operational management teams. Given the diversity of the environmental issues being dealt with, one of the environmental challenges facing the operations is to effectively access the diverse range of skills necessary to address environmental issues. Rehabilitation and mitigation capacity resides within the various operational functions, such as surface engineering, metallurgy, etc. Where specific capacity is lacking in-house, use is made of external consultants with appropriate specialist expertise. The process of rehabilitation has been given a boost with the appointment of a group level Environmental Manager specifically charged with accelerating the rehabilitation of specific target areas with a view to obtain concurrent closure instead of the approach of viewing final mine closure at the end of life of mine. Operational personnel are assisted by the EMF to determine the scope of work and consultants are selected and employed as the need arises. Their selection is conducted in terms of the Harmony procurement policy. Regional environmental managers meet on a quarterly basis as part of a process to encourage networking, information sharing and joint problem-solving. Staff members are encouraged to develop their skills through on-the-job training and external opportunities such as conferences and short courses. Current complements provide for further strengthing of the skills base of the EMF in line with our commitments.
     Environmental management at Harmony is guided by the environmental policy, by prevailing environmental laws and the EMPRs developed by Harmony for each operation and approved by the DME which are legally binding. We are not aware of any litigation, current or pending, against Harmony in this regard. During the fiscal year 2005, we were issued with directives from the Department of Water Affairs and Forestry (“DWAF”) related to the collection, removal and re-use or disposal of extraneous groundwater in the Klerksdorp, Orkney, Stilfontein and Hartebeestfontein (“KOSH”) area. This follows the liquidation of the DRDGOLD North West operations in this area and the subsequent liquidation of Stilfontein, which brought an end to their pumping activities and threatened to flood other mines in the area. We continue to comply with the requirements of these directives and are working with other mining companies — AngloGold Ashanti and Simmer & Jack Mines Limited — and the various government departments — the DME, DWAF and the Department of Environment and Tourism (“DEAT”) — to address the fundamental question of liability for defunct operations. In February 2007, Harmony, AngloGoldAshanti and Simmer Jack Mines Limited entered into an agreement pursuant to which Margaret Water Company (“MWC”) has been formed to manage the water emanating from the now defunct Stilfontein Gold Mine. The company, West Basin Environmental Corporation (“WBEC”) is managed by directors appointed by each of the mining houses and is in the process of funding the necessary infrastructure improvements to ensure the sustainability of the pumping operations. The Western Utilities Corporation (“WUC”) has also been established in order to fund the treatment of the water on a sustainable basis. WUC has secured sufficient offshore funding from offshore investors and has entered into a management agreement with WBEC to engineer and build a pilot plant.
     MWC and the three mining companies have agreed to enter into a loan agreement for the provision of a loan of R18.0 million from each mining company to MWC as seed funding for stabilization of the infrastructure. The three mining companies on behalf of MWC are currently negotiating the acquisition of the assets necessary for pumping the water and intend to formalize the existing service relationship with Buffelsfontein Mine who is currently acting as managers in the water pumping process. Negotiations with the liquidator of Stilfontein Gold Mine are in the final stages which will secure the necessary assets and staffing for the continued operation.
     We also received a DWAF directive pertaining to the water management of the Western Mining Void water decant. We currently comply with the regulators requirements within the operating constraints of the water treatment plant. We are in regular contract with DWAF in this regard and are currently minimizing the water discharge quantity by re-use in our metallurgical facilities. The water treatment plant is being upgraded to improve the discharge water quality to enable us to meet the prescribed water quality levels.

     A further DWAF directive with regard to the apportionment of costs in regard to the Western Basin decant was issued in December 2006 which was followed shortly after by an inter-mine agreement between the recipients namely Harmony, Mintails SA and WestWits (DRDgold). This agreement has led to the formation again of a section 21 company , named The West Basin Environmental Corporation (“WBEC”) which in turn spawned the formation of an independently funded and managed entity named The Western Utilities Corporation, who has secured funding for a pilot plant and bankable feasibility study for the long term treatment of the decant water. This pilot plant is in construction and is expected to be commissioned be the end of calendar 2007.In the interim the parties to WBEC are sharing the costs and facilities to treat the water.
     EMS forms the basis for the implementation of the environmental policy and monitoring compliance. All of the South African operations function within the requirements and conditions of the EMPRs that have been approved by the DME. These EMPRs contain specific as well as generic principles relating to environmental management during the operation of the mine. Closure objectives are set and closure plans formulated within the EMPR. The latter includes investigation of the potential for re-use of existing infrastructure, preparation of a rehabilitation plan, rehabilitation and vegetation of the affected area and post-closure monitoring. Conversion to new order mining rights in line with the MPRDA requires that mining companies report on the extent of compliance with their approved EMPRs. The EMPRs identify individual impacts, mitigation measures and rehabilitation requirements. These have been used as the basis for the development of a proprietary EMS, which is currently being tested, populated with information, and rolled out to the various operations. This proprietary EMS, which encompasses the principles of ISO 14000, is an electronic-based system. The proprietary EMS encompasses the following activities:
•	Environmental inspection: general inspections are performed routinely and systematically with collected data entered into the system to enable follow-up actions.

•	Risk assessment: detailed and specific risk assessments are conduced to help identify deviations that may not have been otherwise anticipated.

•	Stakeholder communication: all communication is managed and may result in action items for the organization for which the stakeholder will require follow-up feedback. All such communication is logged.

•	Monitoring: impact monitoring is focused on collecting and analyzing environmental data that may well result in follow-up actions.

•	Licenses/permits: all details relating to licenses or permits can be registered in the system.

•	Major loss, incident and accident notification: when an incident occurs, initial information about the incident is recorded to trigger a notification process.
     The bulk of the significant impacts at Harmony are historic, and are currently managed in terms of site-specific procedures or codes of practice. Any major operational changes will, in future, take cognizance of the Environmental Impact Assessment (“EIA”) process and adhere to the outcomes of such studies. Furthermore, the continued development of EMSs, with respect to site monitoring and risk assessment, will allow for the inclusion of specific evaluation criteria in the decision-making process. We have conducted internal compliance assessments on all of our EMPRs. Assessments and non-compliance areas are being addressed. The results of the compliance assessment have been included in the application for conversion to new order mining rights.
     In accordance with legislation, we have established seven independent environmental rehabilitation trust funds to make adequate financial provision for the expected cost of environmental rehabilitation at mine closure and for the discharge of our obligations and contingency liability. Each operation estimates its expected environmental closure liability annually and this estimated amount is used to calculate the contributions to be made to the rehabilitation trust funds. The contributions are spread over the operational life-of-mine and contributions are made by each operation on an annual basis. Even though the various investments in the rehabilitation trust funds are pooled, each operational unit has its own account. The accumulated amount in the various South African rehabilitation trust funds as at June 30, 2007 was $189.1 million, while the total rehabilitation liability was $131.9 million in current monetary terms.
     The assets of each mine within each fund are ring-fenced and may not be used to cross-subsidize one another. Contributions to the various funds will continue to be made over the operations’ life-of-mine and each fund is expected to be fully-funded at the time of closure. Sudden and accidental pollution is covered under our public liability insurance policy. The Asset Management Committee formed during the 2006 fiscal year continues to co-ordinate the activities related to the disposal of assets and subsequent closure of redundant operational sites to an environmentally acceptable standard. The EMF is represented on the committee at senior management level. An important element of this committee’s work is to investigate alternative and appropriate land use, particularly in respect of those assets for which closure is being planned.
     Pursuant to South African law, mine properties must be rehabilitated upon closure. Mining companies are required by law to submit EMPRs, to the Department of Minerals and Energy. EMPRs identify the rehabilitation issues for a mine and must also be approved by other South African government departments including, but not restricted to, the Department of Water Affairs and Forestry.
     EMPRs have been prepared and submitted for all of Harmony’s South African operations. All of Harmony’s South African mining operations have permanent mining authorizations as required in terms of the previous MPRDA. Harmony is currently in the process of converting these mining authorizations to new order mining rights as required under the MPRDA. The application for the Evander Operations has been submitted. Harmony has already obtained certain new order mining rights and does not anticipate any difficulties in this regard. Harmony meets with and intends to continue to meet on a regular basis with the relevant government departments to continue the information sharing process that it has with them and to ensure the environmental impact of Harmony’s mining operations are managed in accordance with applicable regulatory requirements and industry standards.
     All water uses are now in the process of being licensed, and Harmony has submitted water-use registrations required by the National Water Act of 1998. Harmony has also developed water management plans for all of its South African operations. This process is now extended to a full review and submission of Water Use Licence applications, which will take into account all water-related issues as well as planned projects.
     In addition, an environmental surveillance system has been implemented at slimes dams at Harmony’s operations to monitor dust generation and fall-out in residential and other areas. This will assist in future dust suppression and the design and measurement of rehabilitation programs. In excess of R5 million ($0.7 million) has been spent in contouring the tops of the slimes dams concerned and to provide wind erosion containment measures and the supply of sewage discharge water to initiate vegetation growth in the coming season has been completed. In addition, spraying of the leading edges of the dams and dumps with eco-friendly palliatives to bind the soils in the short term is ongoing, although the palliatives have had limited success in binding the dust particles, further tests are ongoing.
Australia
     Harmony’s Western Australian operations are subject to applicable environmental legislation, and also specific site conditions attaching to the mining tenements imposed by the Department of Industry and Resources, to the operating licenses issued by the Department of Environmental Protection, and also to the water abstraction licenses issued by the Water and Rivers Commission.
     As a result, Harmony must make provision for environmental rehabilitation whenever mining operations are conducted. While Harmony believes that its current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations. The total Australian rehabilitation liability was $20.8 million (A$24.5 million) at the end of fiscal 2007.
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
     Audits are generally conducted on a bi-annual basis by the Australian Department of Environmental Protection to determine compliance with the relevant operating license(s). There are currently no outstanding material non-compliance issues against Harmony’s licenses.
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
Papua New Guinea
     Harmony’s PNG operations are in exploration, pre-feasibility study and project construction phases, and mining has not yet commenced. Harmony is subject to applicable environmental legislation including specific site conditions attaching to the mining tenements imposed by the PNG Government Department of Environment and Conservation (“DEC”), to the terms and conditions of operating licenses issued by the Department of Mines and DEC, and also to the environment permit for water abstraction and discharge issued by DEC.
     The current status of Harmony’s PNG projects can be summarized as follows:
     The Hidden Valley project is in the construction phase. The project has obtained and is in compliance with all permits and licenses required for the current stage of the project’s development. The access road to the Hidden Valley project site has been completed with part of the road sides successfully revegetated. The foundations have been completed for accommodation and administration buildings for the general mine infrastructure. Excavation is underway for the plant site, tailings storage facility and the access road to the open pit. Government approval has been given to amend the environment permit based on an updated feasibility study for the site.
     The Wafi Golpu project is presently undertaking pre-feasibility studies. The project has obtained, and is in compliance with, all permits and licenses for the current stage of the project’s development.
     Harmony PNG is committed to working within the framework of corporate EMS in accordance with the international EMS standard, ISO 14001:2004, adapted for use in Australia and New Zealand as AS/NZS ISO 14001:2004 and the Equator Principles of the World Bank. These standards provide Harmony PNG with the elements of an effective EMS, that is, a procedure for implementing, achieving, reviewing and maintaining Harmony’s environmental policy, and also incorporates good industry environmental management practices, which form the basis of a project-specific EMS.
     An EMS is a structured approach to managing an environmental program, and provides a quality system to guide:
•	development and implementation of environmental management procedures;

•	monitoring of environmental impacts and performance; and

•	review of procedures to ensure continual improvement.

Health and Safety Matters
South Africa
The Mine Health and Safety Act
     For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the Mine Health and Safety Act of 1996. The Minerals Act of 1991 has subsequently been repealed and the Mineral and Petroleum Resources Development Act of 2002 (“MPRDA”) promulgated. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry (held in April 1994) culminated in the Mine Health and Safety Act of 1996, which was a product of intensive discussion and debate between government, employers and employee representatives over an extended period of time. The objectives of the Mine Health and Safety Act are:
•	to protect the health and safety of employees and other persons at mines;

•	to promote a culture of health and safety;

•	to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	to give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	to provide for employee participation in matters of health and safety through health and safety representatives and health and safety committees at mines;

•	to provide for the effective monitoring of health and safety conditions at mines;

•	to provide for the enforcement of health and safety measures at mines; and

•	to foster and promote co-operation and consultation on health and safety between the Department of Minerals and Energy, employers, employees and their representatives.
     The Mine Health and Safety Act prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. It also entrenches the right of employees to refuse to work in dangerous conditions. Finally, it describes the powers and functions of the mine health and safety inspectorate and the process of enforcement.
     Government, through the Department of Minerals and Energy, ordered the institution of audit teams to conduct legal compliance and systems audits on mines across all commodities.
     It is anticipated that mining companies will incur additional expenditure in order to comply with the prescribed legislative requirements. Management anticipates that such additional expenditure will not have a material adverse effect upon Harmony’s operational results or financial condition.
HIV/AIDS Policy
     Harmony is actively pursuing holistic HIV/AIDS awareness campaigns with its South African workforce and is also providing medical assistance and anti-retroviral treatment. Employees who decide to leave their place of work and return home for care are cared for at their homes through the TEBA home based care system, to which Harmony contributes. See “Risk Factors — Risks Relating to Our Business and Our Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and “Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services may increase in the future”.
     In South Africa, Harmony has an agreement with the relevant stakeholders concerning the management of HIV/AIDS in the workplace. This agreement, originally signed in 2002 with the National Union of Mine Workers (“NUM”) and the United Association of South Africa (“UASA”) was amended for the third time in August 2006. While many aspects of the policy have remained unaltered, the most fundamental change is the inclusion in the policy of a broad spectrum of chronic manageable diseases other than

HIV/AIDS such as diabetes and hypertension. Harmony has done this in the hope of doing more to take the stigma away from the disease and encouraging people to see it for what it is — Harmony believes AIDS can be managed through the proper use of medication. The agreement is also used as a marketing tool to encourage employee participation in the Harmony HIV/AIDS Program.
     Harmony’s HIV/AIDS Program, which is fully supported by management, is overseen by a qualified medical practitioner, together with the assistance of qualified consultants and experts. In September 2005, an independent consultant, the Health Monitor Group undertook a business impact assessment for the group. Based on actuarial information, it appears that the prevalence rates of HIV/AIDS within Harmony have stabilized at around 30%. The introduction of Highly Active Anti-Retroviral Therapy has also helped to manage the treatment of HIV/AIDS infected employees. The effectiveness of these measures will only be determined over time. We are currently negotiating an agreement on the Traditional Health Practitioners with the NUM and we have a contracted a dually qualified Western Doctor/Traditional Health Practitioner who attends to patients once weekly at the clinic in Randfontein and also advises us in view of the pending National Traditional Health Practitioners Bill.
     In the 2007 fiscal year, there were 52 documented AIDS related deaths as compared to 49 in 2006 and 66 in 2005. In addition, 783 employees left as a result of medical repatriation as compared to 1,572 in 2006 and 1,611 in 2005. Medical repatriations refer to those employees who are not sufficiently well to continue working and are thus provided with an early and humane exit from Harmony.
     Harmony embarked upon a holistic and integrated campaign in fiscal 2007 in which approximately R14.0 million ($1.9 million) was spent.
Australia
     Australia has a well regulated system of occupational health and safety, comprised of legislation and regulations in each of its states. Several of these specifically apply to the mining industry, including extensive codes of practice and guidelines. There is also a well developed certification and licensing system for employees and the usage of certain items of equipment. The legislation and regulations governing this area include the Australian Standards 4804, the Safety Management Systems and the Western Australian Mining Regulation Act 1994, the Occupational Safety and Health Act 1984 (WA), the Occupational Safety and Health Regulations 1996, the Mines Safety and Inspection Act 1994 (WA) and the Mines Safety and Inspection Regulations 1995.
     In the event of injury while at work, employees are protected by a compulsory workers compensation scheme.
     Harmony currently believes that the prevalence of HIV/AIDS-related diseases among its Australian workforce is not material to its Australian operations.
Papua New Guinea
     PNG has a significant mining industry, and a developing system of occupational health and safety. The Mining (Safety) Act of 1977 (PNG) is the principal legislation that addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
     As Harmony is currently building its first mine in PNG, the occupational health and safety standards for the mine are undergoing development.
     Although reliable statistics with regard to infection rates are not readily available, preliminary results indicate that Papua New Guinea is in the early stages of an AIDS pandemic. As part of the development of the Hidden Valley project, and other exploration activities carried out by Harmony in PNG, Harmony has rolled out a health care strategy for its employees to increase Aids awareness. See “Risk Factors — Risks Relating to Our Business and Our Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and “Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services may increase in the future".
Item 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.
Overview
     We conduct underground and surface gold mining and related activities, including exploration, processing, smelting and beneficiation. Our operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. We are currently the third largest producer of gold in South Africa, producing some 19.7% of the country’s gold output, and the fifth largest gold producer in the world. Harmony’s gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 2.3 million ounces of gold in fiscal 2007. As at June 30, 2007, Harmony’s mining operations reported total proven and probable reserves of approximately 53.67 million ounces and in fiscal 2007, we processed approximately 22.8 million tons of ore.
     We manage and evaluate our operations on a shaft-by-shaft basis. The South African underground operations are treated as three separate reporting segments for management and reporting purposes. We have found this system to be very effective as, among other things, it allows for different management styles and capital allocations.
     These three segments are:
•	the Quality Assets, which typically have a larger reserve base and hence a longer life. These form the core of our operations;

•	the Leveraged Assets are those that provide significant upside in the event of a rising gold; and

•	the Growth Assets, which comprise the expansion projects/new mines currently being constructed in South Africa.
     In addition, there are a number of surface operations.
     Our South African operations are categorized as follows:

	Leveraged		Surface
Quality Assets	Assets***	Growth Assets	Operations
Target	Bambanani	Elandsrand mine and project	Kalgold
Tshepong	Joel	Doornkop mine and project	Freegold
Masimong shaft complex	West Shaft*	Phakisa capital project	Free State
Evander 2, 3 & 5	St. Helena		Randfontein
Evander 7	Harmony 2		Target
Evander 8	Merriespruit 1
Cooke 1	Merriespruit 3
Cooke 2	Unisel
Cooke 3	Brand 3
Orkney 2**
Orkney 4** Orkney 7**

*	West Shaft closed end of March 2007.

**	On September 24, 2007 an agreement to sell the Orkney shaft was entered into with Pamodzi Gold and is expected to be concluded by the first half of 2008.

***	The Harmony 4 Shaft, St. Helena 2 Shaft and Eland Shaft are all currently under care and maintenance as of June 30, 2007.
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

Impairment of Long-Lived Assets
     Harmony reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2007, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of $520 per ounce and South African and Australian dollar exchange rates of $1 = R6.88 and A$1 = $0.73, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
     As discussed above under “Depreciation and amortization of mining assets”, various factors could impact Harmony’s ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, gold prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modelling.
     During the years ended June 30, 2007, 2006 and 2005, write-downs of long-lived assets of the continuing operations were $10.2 million, $15.9 million and $122.8 million, respectively. Material changes to any of these factors or assumptions discussed above could result in future impairment charges.
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
Deferred Tax Asset
     We recognize a valuation allowance against our deferred tax assets when it is more likely than not that the asset will not be utilized. Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance date could be impacted. Additionally, future charges in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance date.
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
     A substantial proportion of the production at each of New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2002, in line with Harmony’s strategy of being generally unhedged, Harmony reduced New Hampton’s hedge book by over 900,000 ounces. In fiscal 2002, Harmony also combined and restructured the overall hedge portfolio of Harmony’s Australian operations (which include New Hampton and Hill 50), after which all of these hedge positions were normal purchase and sales agreements, under which Harmony had to deliver a specified quantity of gold at a future date in exchange for an agreed-upon price. During fiscal 2003, Harmony continued to reduce the hedge book of the Australian operations by delivering into the contracts as required and by closing out certain contracts prior to their delivery date. Forward sales contracts, call options sold and put options purchased covering a total of approximately 330,000 ounces were closed out prior to their delivery dates during fiscal 2003. During fiscal 2004, Harmony continued with its policy to reduce the hedge books inherited through the acquisition of the Australian operations by closing out further contracts totaling 500,000 ounces at a cost of approximately $15 million. In fiscal 2005, Harmony closed out all the gold lease rate agreements associated for the Australian hedge book and received approximately $350,000. There were no costs involved in the close out of the Australian hedge book in fiscal 2005. During fiscal 2006, 138,000 ounces of the inherited hedge books of New Hampton and Hill 50 were closed out at a cost of $34 million.
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
     In line with Harmony’s strategy of continuously evaluating hedge agreements as well as market conditions in order to close out these contracts at the most beneficial time, the Company was able to close out the remainder of the Australian hedge book inherited with the acquisition of Hill 50 Mine in Western Australia: 220,000 ounces were closed out at an average spot rate of A$809 per ounce, for a total cost of A$72.8 million ($60.0 million) on May 17, 2007. This close out results in Harmony being totally unhedged in line with its stated company policy to give shareholders full exposure to the gold price.
     The cost to Harmony of closing out certain Australian operations hedge positions in fiscal 2007, 2006 and 2005 was approximately $60 million, $34 million and $Nil, before taxes, respectively.
     Significant changes in the price of gold over a sustained period of time may lead Harmony to increase or decrease its production in the near-term.
Harmony’s Realized Gold Price
     The average gold price in US dollars received by Harmony has generally increased since January 1, 2002. In fiscal 2007, the average gold price in US dollars received by Harmony was $638 per ounce. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely.”
     The following table sets out the average, the high and the low London Bullion Market price of gold and Harmony’s average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended
	June 30
	2007	2006	2005
	($/oz)
Average	638	527	422
High	692	726	454
Low	561	418	387
Harmony’s average sales price(1)	638	529	427

(1)	Harmony’s average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.
Costs
     Harmony’s cash costs and expenses typically make up over 80% of its total costs. The remainder of Harmony’s total costs consists primarily of exploration and new business costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Harmony’s cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of Harmony’s production costs. Harmony’s cash costs has increased from $378 per ounce in fiscal 2005 to $486 per ounce in fiscal 2007, mainly as a result of lower production volumes, the impact of increased wages of between 6% and 7% with effect from 1 July 2005 as a result of the two year wage agreement reached with the unions in August 2005, and inflationary pressures on our consumable stores.
     Harmony’s costs are very sensitive to the Rand-US dollar exchange rate. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.” Appreciation of the Rand against the US dollar increases working costs at Harmony’s South African operations when those costs are translated into US dollars. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
     The South African Rand appreciated approximately 2% against the US dollar in fiscal 2007 compared to fiscal 2006.
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
     During the 2006 financial year, the group retrospectively changed its accounting policy on the capitalization of mine development costs and stripping costs incurred during the production phase of a mine. See "- Critical Accounting Policies". Cash costs for fiscal 2005 and 2004 have also been retrospectively adjusted for these changes to ensure that cash costs are presented on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar and, in the case of the Australian operations, the Australian dollar. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance calculated in accordance with U.S. GAAP. In particular, depreciation and amortization would be included in a measure of total costs of producing gold under U.S. GAAP, but is not included in the guidance provided by the Gold Institute. In addition, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
     The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, total production cost inclusive of depreciation and amortization under U.S. GAAP:
     Continuing operations
     The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, total production cost inclusive of depreciation and amortization from continuing operations:

	Fiscal year ended June 30,
	2006	2006	2005
	(in $ thousands, except per ounce amounts)
Total production costs from continuing operations — under U.S. GAAP	1,170,320	1,123,153	1,195,179
Depreciation and amortization expense (excluding depreciation on non-mining assets)	(120,795)	(147,344)	(141,354)
Other items to be excluded from GAAP measure (1)	(25,967)	(17,255)	(17,045)

Production costs exclusive of depreciation and amortization per financial statements	1,023,558	958,554	1,036,780
Less: share-based compensation	(5,113)	(15,726)	(15,618)

Total cash costs — using Gold Institute guidance	1,018,445	942,828	1,021,162
Per ounce calculation:
Ounces sold	2,109,400	2,155,464	2,668,417
Total cash cost per ounce — using Gold Institute guidance	483	437	383
Total production cost per ounce — under U.S. GAAP	555	521	448

(1)	Includes corporate costs and decrease in rehabilitation cost from continuing operations.
     Discontinued operations
     The following is a reconciliation of total cash costs from discontinuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, total production cost inclusive of depreciation and amortization from discontinuing operations:

	Fiscal year ended June 30,
	2007	2006	2005
	(in $ thousands, except per ounce amounts)
Total production costs from discontinuing operations — under U.S. GAAP	146,902	111,846	103,258
Depreciation and amortization expense (excluding depreciation on non-mining assets)	(31,547)	(12,089)	(3,971)
Other items to be excluded from GAAP measure (1)	321	(1,480)	890

Production costs exclusive of depreciation and amortization per financial statements	115,676	98,277	100,177
Less; Share-based compensation	(483)	(1,329)	—

Total cash costs — using Gold Institute guidance	115,193	96,948	100,177
Per ounce calculation:
Ounces sold	224,798	231,461	296,848
Total cash cost per ounce — using Gold Institute guidance	512	419	337
Total production cost per ounce — under U.S. GAAP	653	483	348

(1)	Includes corporate costs and decrease in rehabilitation cost from discontinued operations.
     Total Harmony – Continuing and discontinued operations

	Fiscal year ended June 30,
	2007	2006	2005
	(in $ thousands, except per ounce amounts)
Total production costs — under U.S. GAAP	1,317,222	1,234,999	1,298,437
Depreciation and amortization expense (excluding depreciation on non-mining assets)	(152,342)	(159,433)	(145,325)
Other items to be excluded from GAAP measure (1)	(25,646)	(18,735)	(16,155)
Production costs exclusive of depreciation and amortization per financial statements	1,139,234	1,056,831	1,136,957
Less: share-based compensation	(5,596)	(17,055)	(15,618)
Total cash costs — using Gold Institute guidance	1,133,638	1,039,776	1,121,339
Per ounce calculation:
Ounces sold	2,334,198	2,386,925	2,965,265
Total cash cost per ounce — using Gold Institute guidance	486	436	378
Total production cost per ounce — under U.S. GAAP	564	517	438

(1)	Includes corporate costs and decrease in rehabilitation cost.
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
Exchange Rates
     Harmony’s revenues are very sensitive to the Rand-US dollar exchange rate. Currently, the majority of Harmony’s earnings are generated in South Africa and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in US dollars, however, most of Harmony’s revenues are received in US dollars. The average gold price received by Harmony during fiscal 2007 increased $109 per ounce to $638 per ounce from $529 per ounce during fiscal 2006.
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

     The exchange rates obtained when converting US dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The Rand appreciated significantly against the US dollar during the period from April 1, 2002 through December, 2004 to Rand 5.58 per US$1.00. The conversion rate for balance sheet items as at June 30, 2007 is Rand 7.04 per US$1.00, expect for specific items within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 7.16 per US$1.00 as at June 30, 2006, reflecting an appreciation of 2% of the Rand against the US dollar when compared with June 30, 2006. Income statement items were converted at the average exchange rate for the fiscal 2007 (Rand 7.20 per US$1.00), reflecting a depreciation of 13% of the Rand against the US dollar when compared with fiscal 2006. The majority of Harmony’s working costs are incurred in Rands and as a result this depreciation of the Rand against the US dollar would reduce Harmony’s working costs when translated into US dollars. This effect was however negated by increases in our labor costs as a result of the two year wage agreement reached with the unions in August 2005 (in terms of the agreement increases were between 6% and 7%, and were backdated to 1 July 2005) as well as inflationary pressures on our consumable stores and energy cost, which served to decrease operating margins and net income reflected in Harmony’s consolidated income statement for fiscal 2006 and 2007. Depreciation of the Rand against the US dollar would cause a decrease in Harmony’s costs in US dollar terms. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand.”
Inflation
     Harmony’s operations have been materially impacted by inflation in recent years. Because Harmony’s costs are primarily in Rand and Harmony generally sells its gold in US dollars, movements in the Rand — US dollar exchange rate may further influence the impact of inflation on Harmony’s profits. To the extent the Rand depreciates against the US dollar, this depreciation may offset the impact of inflation. The Rand appreciated approximately 2% in fiscal 2007 as a result of weaker US markets and increases in commodity prices.
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
Results Of Operations
Years Ended June 30, 2007 and 2006
Continuing Operations
Revenues
Revenue increased $205.8 million, or 18%, from $1,140.8 million in fiscal 2006 to $1,346.6 million in fiscal 2007. This increase is attributable primarily to the higher average price of gold received by Harmony, $638 per ounce in 2007 compared to $529 per ounce in fiscal 2006. This increase was partially offset by a decrease in ounces produced.
Harmony’s gold sales decreased 46,064 ounces, or 2%, from 2,155,464 in fiscal 2006 to 2,109,400 in fiscal 2007. The grade recovered was lower, at 0.10 ounces per ton in fiscal 2007 compared to 0.12 in fiscal 2006, negatively impacting on the ounces produced.
At Harmony 2 ounces produced decreased by 33,4% from 69,446 in fiscal 2006 to 46,274 in fiscal 2007. Production volumes decreased by 14% mainly due to an underground fire in the basal pillar which also negatively affected the recovered grade.

At Evander 5 ounces produced decreased by 10,8% from 62,388 in fiscal 2006 to 55,643 in fiscal 2007. This can primarily be attributed to a decrease in tons milled. The decrease in tons milled was mainly due to the depletion of the open raise lines on 24 level and 80% of the mining is done in pillars.
Gold production at Evander 7 decreased by 26,6%. Ounces produced decreased from 83,202 in fiscal 2006 to 61,044 in fiscal 2007, the decrease can primarily be attributed to a significantly lower recovered grade. The grade decrease was mainly due to the depletion of a very high grade pay shoot in the No 3 decline areas and the increase in mining in the upper area of the shaft (pillar area) that is of lower grade. The shaft also started to hoist waste with reef in October 2006 due to infrastructure constraints.
At Cooke 3 ounces produced decreased from 104,758 in fiscal 2006 to 91,332 in fiscal 2007. The decrease in ounces was due to lower volumes as well as a lower recovery grade. The decrease in tons milled was due to a decrease in square meters. Square meters were down due to panels being stopped because of low grades. The decrease in recovered grade, from 0.161 in 2006 to 0.147 ounces per ton in 2007, was due to lower volumes from the VCR and changes in the mining mix.
Ounces produced at Orkney 2 shaft decreased from 69,877 in fiscal 2006 to 52,275 in fiscal 2007. This was mainly due to a decrease in tons milled. The decrease in tons milled was primarily due to seismic events resulting in the loss of face length flexibility and volume.
At Orkney 4 ounces produced decreased by 21,8% from 58,897 in fiscal 2006 to 46,041 in fiscal 2007, which was mainly due to a lower recovery grade. The decrease in recovered grade from 0.145 in fiscal 2006 to 0.116 in fiscal 2007 is mainly attributable to a change in mining mix as a result of seismicity experienced from the higher grade shaft pillar to lower grade areas. There was also a down scale of production in the shaft pillar area which resulted the mining of more remote areas.
Ounces produced at Kalgold decreased from 77,071 in fiscal 2006 to 56,129 in fiscal 2007. Tons milled decreased from 2,008,000 in fiscal 2006 to 1,740,000 in fiscal 2007. These decreases were due to lower throughput into the plant due to a water shortage encountered in March 2007.
At Joel mine ounces produced increased by 36,4% from 58,595 in fiscal 2006 to 79,923 in fiscal 2007. The increase in ounces produced was due to an increase in tons milled as well as an increase in recovered grade. The increase in tons milled was primarily attributable to the commissioning of the midshaft loading arrangement on 137 level, which was commissioned on February 28, 2006.
At Elandsrand ounces produced increased from 170,867 in fiscal 2006 to 194,710 in fiscal 2007. This can primarily be attributed to an increase in production volumes.
At Doornkop ounces produced increased by 31,6% from 43,593 in fiscal 2006 to 57,364 in fiscal 2007. This was mainly due to an increase in production volumes. Volumes increased, mainly as a result of flexibility created during the year by increasing development of the orebody.
Costs
     The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2007 and fiscal 2006:

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2007		2006		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA
Free State operations
Quality assets
Masimong	147,958	560	136,153	489	15
Leveraged assets
Harmony 2	46,274	646	69,446	483	34
Merriespruit 1	50,612	524	48,069	501	5
Merriespruit 3	43,541	575	43,691	554	4
Unisel	79,992	438	72,963	395	11
Brand 3	45,611	609	41,647	559	9
Brand 5	918	1,662	469	2,079	(20)

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2007		2006		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
Surface operations	21,346	302	15,902	404	(25)
Evander operations
Quality assets
Evander 5	55,643	520	62,388	530	(2)
Evander 7	61,044	633	83,202	392	61
Evander 8	118,692	386	128,849	348	11
Randfontein operations
Quality assets
Cooke 1	75,698	434	80,495	401	8
Cooke 2	57,215	610	59,836	386	58
Cooke 3	91,332	483	104,758	395	22
Growth assets
Doornkop	57,364	439	43,593	558	(21)
Surface operations	18,974	305	11,650	431	(29)
Elandskraal operations
Growth assets
Elandsrand	194,710	527	170,867	523	1
Freegold operations
Quality assets
Tshepong	318,887	351	335,289	332	6
Growth assets
Phakisa	—	—	—	—	—
Leveraged assets
Bambanani	189,683	567	175,214	497	14
Joel	79,923	418	58,595	498	(16)
Eland	2,420	—	4,058	263	(100)
Kudu/Sable	845	224	2,024	442	(49)
West Shaft	7,377	1,075	25,525	535	101
Nyala	—	—	184	1,228	(100)
St. Helena	21,319	840	12,791	845	(1)
Surface operations	3,035	99	11,019	489	(80)
ARMgold operations
Leveraged assets
Orkney 2	52,275	502	69,877	425	18
Orkney 4	46,041	572	58,897	497	15
Orkney 7	20,668	578	—	—	100
Surface	125	24	—	—	100
Avgold operations
Quality assets
Target	142,433	370	150,196	346	7
Surface operations	1,316	781	746	1,298	(40)
Kalgold operations
Surface operations	56,129	485	77,071	412	18
AUSTRALASIA
Papua New Guinea	—	—	—	—	—
Other entities	—	—	—	—	—
Total continuing operations	2,109,400		2,155,464
Weighted average		483		437	11
Harmony’s weighted average cash costs from continuing operations increased by $46 per ounce, or 11%, from $437 per ounce in fiscal 2006 to $483 per ounce in fiscal 2007. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash cost expressed in US dollars per ounce in fiscal 2007 was attributable primarily to an increase in operating cost as the ounces produced remained almost unchanged when compared to fiscal 2006. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost.

At Masimong, cash costs increased by 15% from $489 per ounce in fiscal 2006 to $560 per ounce in fiscal 2007. This was due to higher labor costs as a result of the implementation of CONOPS.
At Harmony 2 cash costs increased from $483 per ounce in fiscal 2006 to $646 per ounce in fiscal 2007, primarily due to lower production volumes and lower recovery grades due to a fire in the high grade Basal pillar.
At Evander 7, cash costs increased from $392 per ounce in fiscal 2006 to $633 per ounce in fiscal 2007. This increase was primarily attributable to the lower year on year gold production, mainly due to a lower recovery grade.
At Evander 8, cash costs increased from $348 per ounce in fiscal 2006 to $386 per ounce in fiscal 2007. This increase was primarily attributable to the lower recovered grade at Evander 8.
At Bambanani, cash costs increased from $497 per ounce in fiscal 2006 to $567 per ounce in fiscal 2007, primarily as a result of higher labour costs as well as a lower recovery grade due to underground fires during fiscal 2007.
At Orkney 2, cash costs increased from $425 per ounce in fiscal 2006 to $502 per ounce in fiscal 2007. This increase was primarily attributable to lower production.
At Orkney 4, cash costs increased from $497 per ounce in fiscal 2006 to $572 per ounce in fiscal 2007. This increase was primarily attributable to lower volumes and recovery grade.
Cash costs at Target increased from $346 per ounce in fiscal 2006 to $370 per ounce in fiscal 2007. This was mainly as a result of a lower recovery grade as well as an increase in cash costs due to higher production levels and labor costs.
At Doornkop, cash costs decreased from $558 per ounce in fiscal 2006to $439 per ounce in fiscal 2007. This increase was primarily attributable to the increase in production levels at Doornkop.
At Joel, cash costs decreased from $498 per ounce in fiscal 2006 to $418 per ounce in fiscal 2007. This decrease was primarily attributable to higher production as well as an improved recovery grade.
Depreciation and Amortization
     Depreciation and amortization charges decreased $31.5 million, or 20%, from $154.0 in fiscal 2006 to $122.5 million in fiscal 2007.
     The following factors attributed to the change in the depreciation and amortization charge:
     Due to a decrease in production and increased reserves the depreciation for the following shafts and surface operations decreased significantly compared to fiscal 2007: Kalgold ($6.6 million) and Harmony 2 ($0.8 million).
     Depreciation on capitalized underground development cost decreased significantly at the following shafts during fiscal 2007: Doornkop ($3.3 million), Evander 5 ($1.3 million), Evander 7 ($1.0 million) and Evander 8 ($1.9 million).
     Depreciation on capitalized underground development cost increased significantly as a result of decrease production at the following shafts during fiscal 2007: Elandsrand ($1.1 million), Merriespruit 3 ($1.0 million) and Unisel ($1.7 million).
     Increases at the following shafts due to a decrease in the reserves resulting in accelerated depreciation: Cooke 1 ($1.5 million), Evander 5 ($1.5 million), Evander 7 ($1.5 million), Target ($3.6 million), Tshepong ($1.1 million) and Unisel ($1.6 million).
Impairment of Assets
     Impairment charges decreased from $16.0 million in fiscal 2006 to $10.2 million in fiscal 2007. The $10.2 million impairment recorded in 2007 relates to losses at Harmony’s Free State and Freegold operations. The Free State Refinery is no longer in operation and the carrying value has been written down to $Nil. The West shaft, which forms part of the Freegold operations, was placed on care and maintenance and as a result the carrying value has been reduced to $3 million. The $16.0 million impairment recorded in

2006 relates to an impairment loss at Lydenburg Exploration Limited on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management.
Employment Termination Costs
     No charge was recorded for employment termination costs in fiscal 2007, a decrease from a credit of $12.3 million in fiscal 2006. During fiscal 2006 Harmony continued with the process of a final restructuring process in the Free State region. This process was announced in fiscal 2005. This affected the Free State, Freegold, ARMgold and Avgold operations.
Care and Maintenance Cost of Restructured Shafts
     The charge for the care and maintenance cost of restructured shafts decreased from $26.8 million in fiscal 2006 to $9.2 million in fiscal 2007. This resulted from lower labor costs relating to the termination of non-productive employees.
Profit on sale of property, plant and equipment
Profit on sale of property, plant and equipment increased $15.2 million from $10.1 million in fiscal 2006 to $25.3 million in fiscal 2007. This was primarily due to the profit on the sale of Randfontein 4 shaft and the Deelkraal surface assets, resulting in profits of $9.8 million and $13.7 million respectively.
Corporate Expenditure, Exploration Expenditure and Marketing and New Business Expenditure
     Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $23.2 million, or 58%, from $40.2 million in fiscal 2006 to $63.4 million in fiscal 2007. This increase was due primarily to exploration expenditure, which increased by $15.8 million, primarily due to increased exploration activity in PNG (Wafi and Hidden Valley areas) See Item 4. “Information on the Company — Business — Exploration.”
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
     The Company adopted SFAS No. 123(R) using the modified retrospective transition method. Under this method, share-based payment expense in fiscal 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In both cases, the Company has recognized the share-based payment expense associated with options with graded-vesting features over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.
     The share-based payment expense, for both fiscal 2007 and 2006 represents the grant-date fair value of the awards which are being recognized over the employee’s requisite service period, which varies from three to five years. Share-based compensation expenses decreased by $10.6 million, or 68%, from $15.7 million in fiscal 2006 to $5.1 million in fiscal 2007 due to shares options forfeited when senior management left the Company’s employment.
     Share-based compensation expense is included within Production costs exclusive of depreciation and amortization. During November 2006, share appreciation rights and shares were offered to eligible employees in terms of the Harmony (2006) Share Plan. The charge in fiscal 2007 and 2006 relates to the amortization of the fair value of the 2005, 2003 and 2001 options.
Decrease in Rehabilitation Costs
     The credit resulting from current year decreases in asset rehabilitation liabilities in excess of capitalized asset retirement costs amounted to $1.1 million to a credit of $1.6 million in fiscal 2007 and $2.7 million in fiscal 2006. The decreases in fiscal 2007 relate primarily to the Harmony and Randfontein operations. The credit in fiscal 2006 related to the Free State operations.

Post-Retirement Benefits Expense
     Harmony provides for amounts due under its former employees’ post-retirement benefits. In fiscal 2007, Harmony recognized a credit of $1.8 million compared to a charge of $1.2 million in fiscal 2006 for these benefits, based on updated actuarial valuations performed in fiscal 2007 which resulted in an actuarial gain of $1.7 million as apposed to an actuarial loss of $1.5 million in fiscal 2006.
Dividends Received
     Dividend income decreased to $2.0 million in fiscal 2007 from $3.3 million in fiscal 2006. In both years, the totals are primarily as a result of dividends received from Gold Fields.
Loss on Derivative Financial Instruments
     The loss on financial instruments in fiscal 2007 was $284.7 million as compared with a loss of $52.6 million in fiscal 2006. The loss in fiscal 2007 relates primarily to the change in the derivative financial liability recorded as a result of the ARM Empowerment Trust transaction. The amount in fiscal 2006 comprises a loss of $49.3 million on the ARM Empowerment Trust derivative and a loss of $3.3 million on derivatives held by Avgold. The loss on the derivative financial liability represents the increase in fair value of ARM shares in the ARM Empowerment Trust which legally belongs to the beneficiaries of the ARM Empowerment Trust. The increases in the fair value of the shares continues to be included as a component of other Comprehensive Income as a Result of Harmony not being able to recognize the transfer of the shares to the ARM Empowerment Trust as a sale.
(Loss)/Profit on Sale of Other Assets and Listed Investments
     Harmony recorded a loss of $4.9 million in fiscal 2007 as compared with a profit of $45.3 million on the sale of other assets and listed investments in fiscal 2006. The loss in fiscal 2007 arose when the Company disposed of a portion of its interest in Gold Fields through various transactions.
     In fiscal 2006 the Company disposed of its remaining investment in Gold Fields for $361.8 million acquired in prior years. The process was concluded through market disposals which commenced on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of $316.4 million, resulting in a gain of $45.4 million.
Impairment of listed investments
Harmony recorded an impairment of $51.1 million in its investment in Gold Fields in fiscal 2007 ($nil in fiscal 2006). At June 30, 2007 management assessed the decrease in the market value of the Gold Fields shares and determined that this decrease was “other-than-temporary”. This resulted in a loss being recorded in the consolidated statements of income.
Profit on Sale of Associate
A profit of $33.5 million was recognized in fiscal 2007 ($nil in fiscal 2006). This was as a result of the disposal of the Company’s interest in Western Areas Limited (Western Areas) in exchange for Gold Fields shares.
Profit on Sale of Subsidiary
     No gain or loss was recognized in fiscal 2007 on the sale of subsidiaries, as compared to a profit of $3.0 million in fiscal 2006. The profit in 2006 results from the Company disposing of the entire share capital of Buffalo Creek Mines (Pty) Ltd for $17.2 million (A$ 24 million) on March 31, 2006. Buffalo Creek Mines had a net asset value to the company of $14.2 million.
Profit on Sale of Investment in Joint Ventures
A profit of $0.03 million was recognized in fiscal 2007 ($nil in fiscal 2006). This profit resulted after the disposal of 17% of the Company’s interest in Orpheo by Harmony (Pty) Ltd (Orpheo) for $0.24 million.

Interest Income
     Interest received decreased from $32.4 million in fiscal 2006 to $24.9 million in fiscal 2007. This decrease was attributable primarily to the decrease in interest earned on bank and call accounts due to lower average balances through the year. This was partially offset by an increase in South African interest rates.
Interest Expense
     Interest paid was $47.6 million in fiscal 2007 compared to $55.5 million during fiscal 2006. This decrease was due to the lower average interest bearing debt balance during the year, primarily as a result of the redemption of the senior uncollateralized fixed rate bonds during June 2006 as well as the capitalization of interest for qualifying assets under construction. This decrease was offset primarily by an increase in interest paid on the $140 million RMB loan raised to finance the acquisition of the stake in Western Areas in March 2006.
Other (Expenses)/Income
     Other expenses decreased by $19.8 million, from $26.4 million in fiscal 2006 to $6.6 million in fiscal 2007.
     The decrease is attributable to foreign exchange profits on foreign bank accounts and a reduction of costs on beneficiation projects.
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
     The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 12.5%. To the extent Harmony receives dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to the 12.5% STC tax. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining income. In 2007, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 36% for mining income and 29% for non-mining income if the STC exemption election was not made. In 2006, the tax rates were comparable to that in 2007. A change of the tax rate was enacted during March 2005. In 1993, Harmony elected to pay the STC tax. All of Harmony’s South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2007	2006
Effective tax rate (expense)/benefit	(18)%	1%
     The effective tax rate for fiscal 2007 was lower than the statutory tax rate of 45% for Harmony and its subsidiaries as a whole. The most significant reason for the decrease in the effective tax rate in fiscal 2007 relates to the non taxable income received by way of the profit realized on the disposal of the investment held in Western Areas. Offsetting this amount is an increase in the difference between the South African mining formula tax rate and the maximum mining statutory rate on mining income. Contributing to the tax expense for fiscal 2007 are non-deductible expenses of $122.3 million, which includes the fair value adjustments on the derivative liability relating to the ARM Empowerment Trust.
     Papua New Guinea. Harmony is in the process of developing the Hidden Valley Project in PNG. We are also reviewing other potential projects and carrying out extensive exploration.
     PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. Tax losses are generally quarantined and cannot be transferred between projects.
     PNG mining companies are taxed at a rate of tax of 30%.
     Capital development and exploration expenditure incurred in PNG is capitalised for tax purposes and can be generally deducted at 25% per annum on a diminishing value basis against project income.

     PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non residents. Although PNG also imposes interest withholding tax on interest off shore, PNG mining operations may qualify for an exemption.
Equity Income of Joint Ventures
Equity income of joint ventures increased from $0.4 million in fiscal 2006 to $1.7 million in fiscal 2007. The amounts in fiscal 2007 and 2006 relates to the Company’s share of profits and losses from Healthshare and Orpheo.
Equity Loss of Associated Companies
     Equity loss of associate companies was $2.6 million in fiscal 2007, compared to $16.4 million in fiscal 2006. The amount in fiscal 2007 relates to the Company’s attributable share of losses in Western Areas for the six months from July 1, 2006 to December 8, 2006. The amount in fiscal 2006 relates to the Company’s 29.2% attributable share of losses in Western Areas for the three months from March 9, 2006 until June 30, 2006.
Discontinued operations
Revenue
Revenue increased by $19.4 million in fiscal 2007 from $122.5 million in fiscal 2007 to $141.9 million as a result of a higher average gold price received.
Costs
Costs decreased in fiscal 2007 from $185.3 million in fiscal 2007 to $148.4 million. This was primarily due to the decrease in losses from derivative instruments from $78.8 million in fiscal 2006 to $4.6 million in fiscal 2007. This was offset by an increase of $19.5 million in the depreciation charge in fiscal 2007 due to a reduction in reserves as well as an increase in cash operating cost of $17.5 million.
Impairment of assets
During fiscal 2007, an impairment of assets ($51.8 million) was recorded.
Taxation
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
     The Australian legislature has introduced a Tax Consolidations Regime, under which from July 1, 2003, Harmony Gold Australia Proprietary Limited and its wholly owned Australian subsidiary companies are recognised and taxed as a single entity. Under the consolidations rules all of the Australian subsidiary companies are treated as divisions of Harmony Gold Australia. As a result all inter company transactions between group members are ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and to utilize all tax losses incurred by each company in the group.
     Mining operations (other than operations on freehold land) are also subject to a 2.5% gold royalty because the mineral rights are owned by the state. All gold production from the Mt. Magnet operations is subject to this royalty. Most of the production from the South Kalgoorlie operations is from freehold land and is, accordingly, exempt from this royalty.
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

Continuing and discontinued operations
Cumulative Effect of Change in Accounting Principle, Net of Tax
     The Cumulative Effect of Change in Accounting Principle, Net of Tax was a credit of $2.1 million in fiscal 2006. The cumulative credit was due to the adoption of FAS123(R) during fiscal 2006, which related to the effect of recognizing fair values including estimates for forfeitures rather than only recording them upon actual forfeiture.
Net Loss
     Net loss was $295.4 million in fiscal 2007 compared with the loss of $155.7 million in fiscal 2006. This decrease is attributed primarily to the factors described above.
Years Ended June 30, 2006 and 2005
Continuing operations
Revenues
     Revenue increased $1.3 million from $1,139.5 million in fiscal 2005 to $1,140.8 million in fiscal 2006. This increase was attributable primarily to the higher average sales price of gold received by Harmony, $529 per ounce in fiscal 2006 compared to $427 per ounce in fiscal 2005.
     Harmony’s gold sales decreased 512,953 ounces, or 19.2% from 2,668,417 ounces in fiscal 2005 to 2,155,464 ounces in fiscal 2006. The grade recovered was also slightly lower, negatively impacting on the ounces produced.
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
     At Tshepong, ounces produced decreased by 45,406 ounces, or 12%, as a result of lower recovered grades due to decreases in the shaft and plant call factors.
     At Orkney 4, ounces produced decreased by 18,074 ounces, or 23%, as a result of lower production volumes due to seismicity, and days lost due to shaftore pass scaling. Recovered grade also decreased as result of switching mining from higher grade pillars to lower grade areas.

     At Kalgold, ounces produced decreased by 31,124 ounces, or 29%, as a result of a lower recovered grade from mining the lower grade A Zone due to the poor ground conditions in the eastern wall of the higher grade D Zone.

Costs
     The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for fiscal 2006 and fiscal 2005:

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2006		2005		in Cash
	(oz)	($/oz)	(oz)	($/oz)(1)	Costs per ounce
				Adjusted
SOUTH AFRICA
Free State operations
Quality assets
Masimong	136,153	489	159,981	409	20
Leveraged assets
Harmony 2	69,446	483	68,547	438	10
Merriespruit 1	48,069	501	45,559	477	5
Merriespruit 3	43,691	554	54,690	446	24
Unisel	72,963	395	65,011	478	(17)
Brand 3	41,647	559	46,299	494	13
Brand 5	469	2,079	33	64,242	(97)
Saaiplaas 3	—	—	2,541	1,901	—
Surface operations	15,902	404	9,542	348	16
Evander operations
Quality assets
Evander 2	—	—	48,764	562	—
Evander 5	62,388	530	47,093	338	57
Evander 7	83,202	392	130,009	252	56
Evander 8	128,849	348	151,936	273	27
Leveraged assets
Evander 9	—	—	2,573	1,168	—
Randfontein operations
Quality assets
Cooke 1	80,495	401	79,101	393	2
Cooke 2	59,836	386	54,441	443	(13)
Cooke 3	104,758	395	116,300	364	9
Growth assets
Doornkop	43,593	558	52,695	447	25
Surface operations	11,650	431	33,397	423	2
Elandskraal operations
Growth assets
Elandsrand	170,867	523	207,371	427	22
Leveraged assets
Deelkraal	—	—	2,284	313	—
Freegold operations
Quality assets
Tshepong	335,289	332	380,695	266	26
Growth assets
Phakisa	—	—	—	—	—
Leveraged assets
Bambanani	175,214	497	197,535	422	18
Joel	58,595	498	64,464	450	11
Eland	4,058	263	26,782	500	(48)
Kudu/Sable	2,024	442	25,175	750	(41)
West Shaft	25,525	535	28,165	458	17
Nyala	184	1,228	23,503	748	64
St. Helena	12,791	845	29,965	807	5
Surface operations	11,019	489	36,420	424	15
ARMgold operations
Leveraged assets

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2006		2005		in Cash
	(oz)	($/oz)	(oz)	($/oz)(1)	Costs per ounce
				Adjusted
Orkney 2	69,877	425	78,449	401	6
Orkney 4	58,897	497	76,971	385	29
Welkom 1	—	—	2,734	587	—
Avgold operations
Quality assets
Target	150,196	346	209,847	259	34
Surface operations	746	1,298	1,350	346	275
Kalgold operations
Surface operations	77,071	412	108,195	373	(10)
AUSTRALASIA
Papua New Guinea	—	—	—	—	—
Other entities	—	—	—	—	—
Total	2,155,464		2,668,417
Weighted average		437		383	14
     Harmony’s weighted average cash costs increased by $56 per ounce, or 15%, from $383 per ounce in fiscal 2005 to $437 per ounce in fiscal 2006. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in US dollars per ounce in fiscal 2006 was attributable primarily to the reduction in ounces produced during the year, increased labor costs as a result of a two year wage agreement reached with the unions in August 2005 of between 6% and 7%, and inflationary pressures on our consumable stores. This increase was offset by the depreciation of the Rand against the US Dollar. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates.”
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
Depreciation and Amortization
     Depreciation and amortization charges increased $6.1 million, or 4%, from $147.9 in fiscal 2005 to $154.0 million in fiscal 2006.
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
Impairment of Assets
     Impairment charges decreased from $122.8 million in fiscal 2005 to $16.0 million in fiscal 2006. The $16.0 million impairment recorded in 2006 relates to an impairment loss at Lydenburg Exploration Ltd on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management. The impairment charge of $122.8 million in fiscal 2005 related to adjustments and revisions in the life of mine plans for the South African operations for expected gold production as well as working costs. These plans did not support the carrying value of some of the operations on an undisclosed cash flow basis. As a result, impairments were recorded at numerous shafts and pit operations.
Employment Termination Costs
     Employment termination costs decreased $85.5 million, from $73.2 million in fiscal 2005 to a credit of $12.3 million in fiscal 2006. During fiscal 2006 Harmony continued with the process of a final restructuring process in the Free State region. This process was announced in fiscal 2005. This affected the Free State, Freegold, ARMgold and Avgold operations. A provision for this process was raised in fiscal 2005.
     The decrease from fiscal 2005 to fiscal 2006 can be primarily attributed to the reversal of an overprovision in costs at the Free State (decrease of $8.6 million), Freegold (decrease of $4.8 million) and ARMgold (decrease of $0.9 million) operations. As of June 30, 2005, the company had completed negotiations with its unions related to restructuring of a number of its shafts in South Africa and identified employees who would be made redundant. However, subsequent to year-end and prompted in part by strikes during the fiscal year, the company and the unions renegotiated the terms of agreement and in the end modified the scope of redundancies and instead redeployed many of these employees. This led to the company utilizing less of its fiscal 2004 and fiscal 2005 restructuring provisions than anticipated.
     In fiscal 2005 the Company also announced the decision to downscale certain shafts and this was communicated to the unions by June 30, 2005. Additional Costs incurred in this process during fiscal 2006 affected the Randfontein and Elandskraal ($0.8 million), Evander ($0.9 million) and Avgold ($0.3 million) operations.
Care and Maintenance Cost of Restructured Shafts
     The charge for the care and maintenance cost of restructured shafts decreased from $29.9 million in fiscal 2005 to $26.8 million in fiscal 2006. This resulted from lower labor costs relating to the termination of non-productive employees.
Profit on sale of property, plant and equipment
     Profit on sale of property, plant and equipment decreased by $3.5 million from $13.6 million in fiscal 2005 to $10.1 million in fiscal 2006. This was due to fewer sales of excess assets.

Corporate Expenditure, Exploration Expenditure and Marketing and New Business Expenditure
     Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $2.3 million, or 6%, from $37.9 million in fiscal 2005 to $40.2 million in fiscal 2006. This increase was due primarily to increased corporate expenditures following Harmony’s unsuccessful bid for Gold Fields ($4.2 million) and the Harmony of Tomorrow (HOT) initiative ($0.8 million). In fiscal 2006, the exploration expenditure increased by $6.4 million, primarily due to increased exploration activity in PNG (Wafi and Hidden Valley areas) See Item 4. “Information on the Company — Business — Exploration.”
Share-Based Compensation
     The Company adopted SFAS No. 123(R) using the modified retrospective transition method. Under this method, share-based payment expense in fiscal 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In both cases, the Company has recognised the share-based payment expense associated with options with graded-vesting features over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.
     The share-based payment expense for both fiscal 2006 and 2005 represents the grant-date fair value of the awards which are being recognized over the employee’s requisite service period, which varies from three to five years. Share-based compensation expenses increased to $0.1 million from $15.6 million in fiscal 2005 to $15.7 million in fiscal 2006. The increase in the expense from fiscal 2005 to fiscal 2006 results primarily from the share options granted on April 26, 2005, for which only two months of service were completed in fiscal 2005, compared to a full year in fiscal 2006, and the depreciation of the Rand against the US dollar, which increased the share-based charges in US dollar terms.
     Share-based compensation expense is included within Production costs exclusive of depreciation and amortization. No new options were granted during the 2006 fiscal year. The charge in fiscal 2006 relates to the amortization of the fair value of the 2005, 2003 and 2001 options. The charge in fiscal 2005 relates to the amortization of the fair value of the 2005, 2003 and 2001 option grants for Harmony.
Decrease in Rehabilitation Costs
     As from July 1, 2002, the company adopted FAS 143 for accounting for its environmental rehabilitation costs. The decrease in rehabilitation costs in fiscal 2006 relates primarily to decreases in rehabilitation liability at operations in excess of associated capitalized rehabilitation costs (net of accumulated depreciation). The decrease in the rehabilitation liability arose because of increases in the Life of Mine, which resulted in a decrease in the present value of the liability The gain recognized as a result of the decrease in rehabilitation liabilities in both years was partially offset by certain expenses that were paid in cash of $1.1 million in fiscal 2006 and $1.0 million in fiscal 2005, respectively.
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
Loss on Derivative Financial Instruments
     The loss on financial instruments in fiscal 2006 was $52.6 million, as compared with a loss in fiscal 2005 was $18.4 million. The loss relates mainly to the change in the derivative financial liability recorded as a result of the ARM Empowerment Trust transaction Avgold. The amount comprises a loss of $49.3 million on the ARM Empowerment Trust derivative and a loss of $3.3 million on derivatives held by Avgold. The loss in fiscal 2005 relates to the change in the derivative financial liability recorded as a result of the

ARM Empowerment Trust transaction and the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of Avgold.
(Loss)/Profit on Sale of Other Assets and Listed Investments
     Harmony recorded a profit of $45.3 million on the sale of other assets and listed investments in fiscal 2006 as compared with a loss of $93.5 million in fiscal 2005. In fiscal 2006 the Company disposed of its remaining investment held in Gold Fields for $361.8 million. The process was concluded through market disposals which commenced on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of $316.4 million, resulting in a gain of $45.4 million.
     The loss in fiscal 2005 comprises a loss of $38.2 million on the sale of the investment in ARM Limited as well as a loss of $60.2 million on the sale of the investment in Gold Fields. These losses were partially offset by a gain of $4.9 million on the sale of the investment in Bendigo. During the period that the investment in Bendigo was held by Harmony, an amount of $2 million for impairment of investment in associate was taken to the income statement. Therefore the net amount taken to the income statement was positive $2.9 million.
Impairment of Listed Investments
     Harmony recorded no impairments of listed investments in fiscal 2006 versus an impairment of its investment in ARM Limited amounting to $63.2 million in fiscal 2005. Prior to the disposal of the ARM shares to the ARM Empowerment Trust, the market value of ARM Limited shares decreased significantly below cost at which it was acquired. Harmony determined that this decrease was “other-than-temporary” and recorded the unrealized loss as an impairment of listed investment in consolidated statements of operations. See Item 7. “Related Party Transactions” for a discussion of the accounting treatment of the investment subsequent to its transfer to the ARM Empowerment Trust.
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
Interest Income
     Interest received increased from $21.3 million in fiscal 2005 to $32.4 million in fiscal 2006. This increase was attributable primarily to the increase in interest earned on bank and call accounts due to higher average balances through the year as well as an increase in South African interest rates.
Interest Expense
     Interest paid was $55.5 million during fiscal 2006 compared to $63.9 million during fiscal 2005. This decrease was due to the lower average interest bearing debt balance during the year. This was mitigated to an extent by the raising of the $140 million RMB loan to finance the acquisition of the stake in Western Areas in March 2006.
Other (Expenses)/Income
     Other expenses increased by $9.0 million, from $17.4 million in fiscal 2005 to $26.4 million in fiscal 2006.
     The increase is attributable to higher foreign exchange losses as a result of the depreciation of the Rand. Higher costs from beneficiation projects also contributed to the increase. These increases were offset by a lower bad debts amount for the year.

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

Income and Mining Tax	2006	2005
Effective tax rate benefit	1%	12%
     The effective tax rate for fiscal 2006 was lower than the statutory tax rate of 45% for Harmony and its subsidiaries as a whole. The most significant reason for the decrease in the effective tax rate in fiscal 2006 relates to the non taxable income received by way of the profit realized on the disposal of the investment held in Goldfields.
     Papua New Guinea. Harmony is in the process of developing the Hidden Valley Project in PNG. We are also reviewing other potential projects and carrying out extensive exploration.
     PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. Tax losses are generally quarantined and cannot be transferred between projects.
     PNG mining companies are taxed at a rate of tax of 30%.
     Capital development and exploration expenditure incurred in PNG is capitalised for tax purposes and can be generally deducted at 25% per annum on a diminishing value basis against project income.
     PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non residents. Although PNG also imposes interest withholding tax on interest off shore, PNG mining operations may qualify for an exemption.
Equity income from Joint Venture Companies
Equity income from joint venture companies was $0.4 million during the 2006 fiscal year ($nil in fiscal 2005). This amount relates to the Company’s attributable share of profits in Healthshare.
Equity Loss of Associate Companies
     Equity loss of associate companies was $16.4 million in fiscal 2006 ($nil in fiscal 2005). This amount relates to our 29.2% attributable share of losses in Western Areas for the three months from March 9, 2006 until June 30, 2006.
Discontinued Operations
Revenue
Revenue decreased from $ 125.7 million in fiscal 2005 to $122.5 million in fiscal 2006 primarily due to reduced ounces produced.

Costs
Costs increased in fiscal 2006, from $110.5 million in fiscal 2005 to $185.3 million in fiscal 2006. This was primarily attributable to the increase in the losses on financial derivatives of $78.8 million in fiscal 2006, depreciation and amortization increased $8.1 million in fiscal 2006 as a result of a decrease in reserves and the charge for the provision for rehabilitation increased $2.4 million in fiscal 2006.
Impairment charge
An impairment charge of $120.3 million was recorded in fiscal 2005 primarily as a result of management writing down amounts that had been previously capitalized as undeveloped properties, for which they did not expect any future financial benefits , with no impairments recognized in fiscal 2006.
Taxation
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
Net Loss
     Net loss was $155.7 million in fiscal 2006 compared with the loss of $552.5 million in fiscal 2005. This improvement is attributed primarily to the factors described above.
Recent Accounting Pronouncements
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
     In September 2006, The FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in all subsequent periods. We plan to early-adopt SFAS 157 on July 1, 2007, and are currently evaluating the impact of SFAS 157 on our financial position and results of operations.
     In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The adoption of SFAS 158 on July 1, 2006 did not have an impact on the Company's financial position and results of operations.
     In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in connection with EITF Issue No. 06-6, Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments (“EITF 06-6”). EITF 06-6 addresses the analysis required to determine the accounting for a modification of or exchange in convertible debt instruments that changes the terms of an embedded conversion option. The consensus reached under EITF 06-6 is applicable to modifications or exchanges of debt instruments occurring after July 1, 2008. The Company will evaluate the impact of EITF 06-6 on its financial position and results of operations should there be any modifications or exchanges in debt instruments.
     In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS 115” (“SFAS 159” or “Fair Value Option”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Application of the provisions of the Fair Value Option is optional and the provisions can be elected on an instrument by instrument basis. The Company plans to early-adopt SFAS 159 on July 1, 2007 and anticipates electing the Fair Value Option for its investment in African Rainbow Minerals Limited, held through ARM Broad-Based Economic Empowerment Trust. The adoption of the Fair Value Option for this investment, will result in a cumulative-effect adjustment of $386.1 million, representing the unrealized gain included in Accumulated Other Comprehensive Income as of June 30, 2007. Going forward, changes in the fair value of the investment will be recorded in the Consolidated Statement of Income, consistent with changes in the fair value of the derivative liability.
     In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.
     We initially applied the provisions of SAB No 108 by recording the cumulative effect as an adjustment to retained earnings on July 1, 2006. See Note 3 of our consolidated financial statements.
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

Cash Resources

	2007	2006	2005
	$’000	$’000	$’000

Continuing operations
Operating cash flows	217,795	61,772	(143,126)

Investing cash flows	(323,242)	(268,415)	233,979

Financing cash flows	163,389	(16,615)	7,709

Foreign exchange differences	(6,950)	31,235	(11,085)

Total cash flows from continuing operations	50,993	(192,023)	87,477

Discontinued operations
Operating cash flows	(53,111)	(9,961)	27,512
Investing cash flows	9,962	21,520	(76,029)
Financing cash flows	—	—	—
Foreign exchange differences	3,138	2,907	10,762
Total cash flows from discontinued operations	(40,011)	14,466	(37,755)

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
     Net cash generated by operations was $164.7 million in fiscal 2007, as compared with $51.8 million in fiscal 2006. This improvement is attributable primarily to the higher gold price received during the year as well as the decrease in working capital chares of $26.3 million. Negating the effect of the improvement was the decrease in interest and dividends received of $8.5 million as well as an increase in the production costs of $103.9 million due to inflationary pressures relating to labour, materials and energy supplies.
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
Investing
Net cash utilized by investing activities was $313.3 million in fiscal 2007, as compared with $246.9 million in fiscal 2006. This increase was mainly due to the increase in capital expenditure during fiscal 2006 by $108.7 million to $380.5 million. A decrease of $310.3 million in fiscal 2007 from proceeds on disposal of listed investments also contributed to the increase in cash utilized during fiscal 2007. Offsetting these amounts were an increase in proceeds on disposal of mining assets ($13.9 million) and a decrease in the restricted cash balance ($27.9 million).
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

Financing
     Net cash generated by financing activities was $163.4 million in fiscal 2007, as compared with the net cash utilized was $16.6 million in fiscal 2006. This increase was mainly due to the raising of borrowings during the year as well as the decrease in repayment of borrowings.
     Net cash utilized by financing activities was $16.6 million in fiscal 2006, as compared with net cash generated of $7.7 million in fiscal 2005. This decrease was mainly due to the repayment of borrowings during the year.
Outstanding Credit Facilities and Other Borrowings
     On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus 2%, compounded monthly, and any stamp duties and holding costs. The loan matures on July 30, 2008, at which date all loan amounts and any interest accrued are to be paid. The loan is jointly and severally guaranteed by Evander Gold Mines Limited, Harmony, Kalahari Gold Ridge Mining Company Limited, Lydenburg Exploration Limited and Randfontein. The facility from Nedbank to AVRD is guaranteed by Harmony and certain of its subsidiaries. Interest capitalized during the fiscal 2007 was $2.2 million compared to $2.3 million in fiscal 2006 (fiscal 2005 was $1.9 million). During fiscal 2005, Africa Vanguard borrowed an additional R18 million ($2.8 million) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free. As there are no fixed repayment terms, the loan has no fixed maturity date.
     On May 21, 2004, Harmony issued R1.7 billion ($252.0 million) in international unsecured fixed-rate convertible bonds in order to refinance its domestic Rand debt. Harmony pays interest on the convertible bonds of 4.875% per annum, payable semi-annually in arrears on May 21 and November 21 of each year. The bonds are convertible at the option of the bondholders into fully paid up ordinary shares, at nominal value of R0.50 per share, at any time on or after July 1, 2004 and up to, and including, May 15, 2009, unless they have been previously redeemed, converted or purchased and cancelled by the Company. The trust deed for the convertible bonds contains clauses that restrict certain of Harmony’s activities, including a negative pledge, according to which Harmony will not create or permit any mortgage, charge, lien, pledge or other form of encumbrance of security interest with respect to any part of its undertaking or assets, present or future, to secure any relevant debt, guarantee or indemnity. In addition, the trust deed contains covenants that require Harmony to, among other things, maintain the listing of the bonds with the UK Listing Authority and to all things necessary, in the opinion of the trustee, to give effect to the trust deed. Including in the amortization charge as per the income statement is $1.2 million compared to $1.4 million in 2006 and $1.4 million in 2005 for amortization of the bond issue costs.
     On April 15, 2005 the ARM Empowerment Trust entered into a term loan facility of R474 million ($75.4 million) with Nedbank Limited for the purpose of funding the balance of the ARM Empowerment Trust’s acquisition of the ARM shares held by the Harmony. The loan bears interest, compounded monthly, at a fixed rate of 9.52%. The loan is repayable on April 15, 2010. Harmony has guaranteed this loan, subject to a maximum guaranteed amount of R367.4 million ($50.4 million) plus interest. In addition, if the ARM Empowerment Trust chooses to dispose of 8,175,640 of its ARM Limited shares at cost, the maximum guaranteed amount will be reduced to R214.9 million ($29.5 million) plus interest. Harmony has also entered into an indemnity agreement with ARM Limited, pursuant to which ARM Limited has indemnified Harmony against 50% of all claims under the guarantee, subject to a maximum of R107.4 million ($14.7 million) plus interest thereon at the applicable rate from May 26, 2006. Interest capitalized during the year ended June 30, 2007 amounted to $8.5 million compared to $7.6 million in fiscal 2006. Subsequent to year end, the guarantee was cancelled by Nedbank and consequently Harmony has no further obligation to Nedbank.
     On April 15, 2005, the ARM Empowerment Trust entered into a second term loan facility of R356 million ($56.7 million) with Nedbank Limited for the purpose of funding the ARM Empowerment Trust’s partial acquisition of the ARM shares held by Harmony. The loan bears interest, compounded monthly, at a fixed rate of 10.02%. The loan is repayable on April 15, 2010. Interest capitalized during the year ended June 30, 2007 amounted to $6.7 million compared to $6 million in fiscal 2006. Subsequent to year end, the guarantee was cancelled by Nedbank and consequently Harmony has no further obligation to Nedbank.
     On March 20, 2007, Harmony arranged financing from RMB, collateralized by 5,747,000 shares in Gold Fields, resulting in total cash proceeds of R750.3 million ($103.4 million). Of these proceeds, R599.8 million ($82.3 million) were applied towards partial repayment of the R1.0 billion term loan facility with RMB. See “Recently Retired Credit Facilities and Other Borrowings”. Interest is payable at a rate equal to the SAFEX overnight deposit rate plus 35 basis points. Subsequent to year end, the Company repaid the loan.
     On March 20, 2007 Randfontein Estates Limited (“Randfontein”) (a wholly owned subsidiary of Harmony) entered into a preference share subscription agreement with RMB. According to the terms of the agreement, following the satisfaction of certain conditions, Randfontein issued R550.0 million ($75.4 million) principal amount of preference shares to RMB on April 5, 2007. Dividends on the preference shares are payable semi-annually on the principal amount and are calculated at 35% of the South African Prime Interest Rate from the issue date until August 31, 2007, 50% of the South African Prime Interest Rate from September 1, 2007 to February 29, 2008 and 83% of the South African Prime Interest Rate thereafter. The preference shares have been guaranteed by Harmony, Evander Gold Mines Limited, ARMgold/Harmony Freegold Joint Venture Company (Pty) Limited, Avgold Limited and ARMgold/Harmony Joint Investment Company (Pty) Limited (“AHJIC”), as well as certain future material subsidiaries.
     In the subscription agreement for the preference shares, AHJIC has also granted a security interest over 6,196,863 Gold Fields shares held by it to secure its obligations under the subscription agreement for the preference shares. In the subscription agreement for the preference shares, AHJIC has also undertaken that, if the cover ratio of the value of the Gold Fields shares to the redemption amount falls below 1.25, it will deposit additional Gold Fields shares or cash to bring this ratio to 1.5. On or after March 1, 2008, if this ratio falls below 2.0, AHJIC will be required to deposit cash equal to 75% of the redemption amount.
     The preference shares are redeemable at the option of the holders on the final redemption date, which is three years and one day after the issue date, and upon the occurrence of certain events, including a failure by AHJIC to meet its obligations under the subscription agreement, a delisting of the Gold Fields shares from the Johannesburg Stock Exchange, cross-defaults or other events that are customary events of default for financing agreements. The preference shares are also redeemable by Randfontein at any time. Subsequent to year end, the preference shares were redeemed.
     On June 29, 2007, Harmony entered into a senior bridge loan facility for R500.0 million ($68.6 million) with RMB for the purpose of funding its capital expenditure requirements in respect to the Hidden Valley mine project. The loan bears interest, compounded monthly at a rate equal to the SAFEX Financial Derivatives overnight deposit rate (the “Safex Overnight Rate”) plus 2.4% until July 31, 2007, the maturity date. In the event that Harmony elects to extend the loan facility until September 30, 2007, the loan will bear interest at a rate equal to the Safex Overnight Rate plus 3.6% during the extension period. Subsequent to year end, the loan was settled in full.
     On June 27, 2007 the Company entered into a draw down facility agreement with Westpac Bank for the PNG operations. The limit is K3 million and interest is payable at 9.45%. Subsequent to the balance sheet date, the facility was repaid and then cancelled.
Recently Retired Credit Facilities and Other Borrowings
     On 9 March 2006, Harmony Gold Mining Company entered into a term loan facility of R1.0 billion ($159.7 million) with RMB, for the purpose of partially funding the acquisition of the 29.2% stake in Western Areas. Interest is compounded at a rate equal to three-month JIBAR plus 1.5%. This facility was partially repaid on March 27, 2007 from the net proceeds of a sale of Gold Fields shares, and the balance was repaid on April 4, 2007 from the net proceeds from the issuance of certain preference shares by our subsidiary Randfontein.
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
     During December 2003 Musuku Beneficiation Systems (Proprietary) Limited, a wholly owned subsidiary of the Company, entered into a long term loan facility of R2 million ($0.3 million) with Auriel Alloys for the purpose of financing the acquisition of Dental Alloy equipment. The loan bore interest at 11% and was payable by way of 60 installments of R50,000 ($6,974) each. During December 2006, the loan was bought out in terms of a purchase agreement with Auriel Alloys for R812,733 ($0.1 million), which was the original amount reduced by the capital portion of the installments paid to date.

Contractual Obligations and Commercial Commitments
     Harmony’s contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations
Contractual Obligations on the Balance Sheet
     The following table summarizes Harmony’s contractual obligations as of June 30, 2007:

	Payments Due by Period
		Less Than	12-36	36-60	After 60
		12 Months	Months	Months	Months
		July 1, 2007	July 1, 2008	July 1, 2010	Subsequent
		to June 30,	to June 30,	to June 30,	June 30,
	Total	2008	2010	2012	2012
	($’000)	($’000)	($’000)	($’000)	($’000)
Convertible uncollaterized bonds(1)	264,544	11,766	252,778	—	—
Africa Vanguard Resources(1)	4,543	—	—	—	4,543
Nedbank — AVR(1)	28,892	28,892	—	—	—

Nedbank — ARM 1(1)	121,985	121,985	—	—	—

Nedbank — ARM 2(1)	92,932	92,932	—	—	—

RMB Financing (1)	108,430	108,430	—	—	—
RMB Preference Shares (1)	79,530	79,530	—	—	—
RMB senior bridge loan facility (1)	73,211	73,211	—	—	—
Westpac Bank	981	981	—	—	—
Post retirement health care(2)	15,257	—	—	—	15,257
Environmental obligations(3)	168,853	—	—	—	168,853
Total contractual obligations	959,158	273,918	496,587	—	188,653

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings.”

(2)	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2007.

(3)	Harmony makes provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies.”
Contractual Obligations off the Balance Sheet
     The following table summarizes Harmony’s obligation with regards to operating leases:

	Payment Due by Period
		Less
		Than 12	12-36	36-60
		Months	Months	Months	After 60
		July 1,	July 1,	July 1,	Months
		2007	2008	2010	Subsequent
		to June	to June	to June	to June
	Total	30, 2008	30, 2010	30, 2012	30, 2012
	($’000)	($’000)	($’000)	($’000)	($’000)
Melrose Arch, South Africa	35	35	—	—	—

Perth Office, Australia	221	221	—	—	—
Brisbane Office, Australia	446	297	149	—	—
PNG Offices (1)	—	—	—	—	—
Total Contractual Obligations Off Balance Sheet	702	553	149	—	—

(1)	The PNG offices are rented on a monthly basis and the agreement may be cancelled within a months notice.

As the obligation has no fixed expiry date it has been excluded from the above table.
     The following table sets forth our authorized capital expenditure as of June 30, 2007:
Capital Expenditure

$’000
Authorized and contracted for	49,972
Authorized but not yet contracted for	267,036
Total	317,008
Commercial Commitments
     The following table provides details regarding Harmony’s commercial commitments as of June 30, 2007:

	Amount of Commitments Expiring by Period
		Less
		Than 12	12-36	36-60
		Months	Months	Months	After 60
		July 1,	July 1,	July 1,	Months
		2007 to	2008 to	2010 to	Subsequent
		June 30,	June 30,	June 30,	to June 30,
	Total	2008	2010	2012	2012
	($’000)	($’000)	($’000)	($’000)	($’000)
Guarantees(1)	20,868	—	—	—	20,86
Capital commitments(2)	49,972	49,972	—	—	—
Total commitments expiring by period	70,841	49,972	—	—	20,869

(1)	Reflects guarantees for environmental rehabilitation expenses, principally environmental performance bonds required for Harmony’s Australian operations. See Item 4. “Information on the Company — Regulation — Environmental Matters.”

(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of $317.0 million has been approved by the Board for capital expenditures.
Trend Information
     Information on recent trends in Harmony’s operations is discussed in Item 4. “Information on the Company — Business — Strategy” and “— Results of Operations” above.
Working Capital and Anticipated Financing Needs
     The Board believes that Harmony’s working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony’s present working capital needs. Harmony expects that its business requirements through June 30, 2008 will be financed from internal resources and new and existing borrowings. For more information on Harmony’s planned capital expenditures, see ” — Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations.” Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See Item 3. “Key Information — Risk Factors — Harmony’s strategy depends on its ability to make additional acquisitions.” Harmony’s Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony’s cash-based operations and modest leverage. Harmony’s ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the rand against the US dollar. Access to financing could also be limited by provisions of Harmony’s corporate bonds, under which

Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings.” Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in Item 10. “Description of Ordinary Shares — Memorandum and Articles of Association — Directors — Borrowing Powers.” In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony’s ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information — Exchange Controls and Other Limitations Affecting Security Holders.”
Other Financial Information
Export Sales
     In fiscal 2007 100% of Harmony’s gold produced in South Africa was refined by Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In fiscal 2006 and fiscal 2005, approximately 84% of Harmony’s gold produced in South Africa was refined by Harmony with the balance refined at the Rand Refinery. All of Harmony’s gold produced in Australia in fiscal 2007 and 2006 was sold to AGR Matthey, a Perth-based refinery.
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Board of directors

Name	Date of appointment	Date of resignation

Patrice Motsepe*	23 September 2003	By rotation or resignation

Bernard Swanepoel	16 May 1995	Resigned on 6 August 2007

Frank Abbott**	1 October 1994	By rotation or resignation

Graham Briggs	6 August 2007	By rotation or resignation

Joaquim Chissano*#	20 April 2005	By rotation or resignation

Fikile De Buck*#	30 March 2006	By rotation or resignation

Dr Simo Lushaba*#	18 October 2002	By rotation or resignation

Cathie Markus*#	1 May 2007	By rotation or resignation

Modise Motloba*#	30 July 2004	By rotation or resignation

Nomfundo Qangule	26 July 2004	Resigned on 21 August 2007

Cedric Savage*#	23 September 2003	By rotation or retirement

André Wilkens*	6 August 2007	By rotation or retirement

*	Non-executive directors

**	Frank Abbott served as a non-executive director until 20 August 2007 and was appointed interim financial director on 21 August 2007.

#	Independent
Non-Executive Chairman
Patrice Motsepe (45) BA (Legal), LLB. Appointed to the board in 2003. Patrice was a partner in one of the largest law firms in South Africa, Bowman Gilfillan Inc. He was a visiting attorney in the USA with the law firm, McGuire Woods Battle and Boothe. In

1994 he founded Future Mining, which grew rapidly to become a successful contract mining company. He then formed ARMgold in 1997, which listed on the JSE in 2002. ARMgold merged with Harmony in 2003 and this ultimately led to the takeover of Anglovaal Mining (Avmin) by ARM Limited. In 2002 he was voted South Africa’s Business Leader of the Year by the CEOs of the top 100 companies in South Africa. In the same year, he was winner of the Ernst & Young Best Entrepreneur of the Year Award. Patrice is the executive chairman of ARM Limited and a member of the board of directors of many of its subsidiaries and is also deputy chairman of Sanlam. His various business responsibilities include being President of Business Unity South Africa (BUSA), which is the voice of organised business in South Africa. He is also president of the Mamelodi Sundowns Football Club.
Executive Directors
Graham Briggs (54) BSc (Hons) (Geology), PrSciNat – Acting Chief Executive. Graham was appointed to the board in August 2007. Graham has 30 years’ experience in the mining industry. He joined Harmony as New Business Manager in 1995 and was promoted to Chief Executive of Harmony Australia and Regional Manager for Australasia from 2005 to 2007. He was appointed Acting Chief Executive in August 2007. He began his career in geology as a field assistant in 1972 and was exposed to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State, South Africa. While at Gengold he spent time on various mines in South Africa including Buffelsfontein, West Rand Consolidated, Grootvlei and ending as an ore reserve manager at Beatrix. Graham is also a director of Village Main Reef Gold Mining Company (1934) Limited and various subsidiaries of Harmony.
Frank Abbott (52), BCom, CA(SA), MBL – Interim Finance Director. Frank was appointed an executive director in August 2007. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at an operational level. He was appointed financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was a director of the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines. Initially a non-executive director of Harmony, he was appointed as financial director of the company in 1997. Following the ARM Limited/ARMI transaction, it was agreed by the board that Frank be appointed financial director of ARM Limited while remaining on Harmony’s board as a non-executive director. In August 2007, Frank was seconded to Harmony as interim financial director.
Non-Executive Directors
Joaquim Chissano (67) independent non-executive Director. Mr. Chissano was appointed to Harmony’s Board of Directors with effect from 22 April 2005. As a former President of Mozambique, he has served that country in many capacities, initially as a founding member of the FRELIMO Movement and one of the leaders during that country’s struggle for independence (1962-1974). During the transition period that led the country to independence, he served as prime minister of the Transition Government (1974-1975). Subsequent to Mozambique’s independence in 1975, he was appointed Foreign Minister and on the death of Samora Machel, became President both of the Republic and of the FRELIMO party in 1986. He contested the multi-party presidential election held in Mozambique in 1994 and 1999, and won on both occasions. He declined to stand for a further term of office in 2004. His leadership at the helm of the FRELIMO Party and of Government advanced the constitutional and economic reforms that helped to stop the devastating civil war and start the process of reconstructing a shattered economy. From 2003 to 2004, he served as chairman of the African Union. He has the military rank of major general. After leaving office, he established the Joaquim Chissano Foundation dealing with matters of peace, development and culture, of which he is the Chairperson. He also established the Africa Forum for Former African Heads of State and Government of which he is the current Chairperson. He has business interests in Mozambique, owning two agro-industry companies called MJ3 Lagoas and Madricil. In South Africa he sits on the Boards of ARM Ltd and TEAL Exploration & Mining. He is also a member of the Board of several international institutions, notably the Club de Madrid, The Hunger Project, International Crisis Group, and Nelson Mandela Institution (for Science & Technology).
Fikile De Buck (47), (BA Economics), FCCA (UK) — non-executive Director. Fikile joined the board on 1 April 2006. A certified chartered accountant, she is a fellow of the Association of Chartered Certified Accountants (FCCA) (UK) and a member of the Association of Chartered Certified Accountants (ACCA) (UK). In 1990 Fikile won the Stuart Crystal Prize, awarded to the best accounting student at the Birmingham Polytechnic in the United Kingdom. She is the chief operations officer and chief financial officer of the Council for Medical Schemes in South Africa where she has held various positions since joining in September 2000. Prior to that, she was treasurer at the Botswana Development Corporation.
Dr. Simo Lushaba (41), BSc (Hon), MBA, DBA, independent non-executive director. Simo is an entrepreneur and executive business coach. He focuses on business and leadership development, and has interests in businesses in telecommunications, financial services, energy, transport and logistics. He has worked as General Manager-Operations (Spoornet), Vice President-Shared Business

Services (Lonmin plc) and as Chief Executive (Rand Water). He is also a member of the Board of the Nepad Business Foundation (South Africa).
Cathie Markus (50) BA, LLB – Independent non-executive director. Cathie joined the board with effect from 1 May 2007, bringing with her significant experience and a wealth of knowledge relating to the mining industry. After graduating from the University of the Witwatersrand, Cathie served her articles at Bell Dewar and Hall and qualified as an attorney, notary and conveyancer before joining the legal department of Dorbyl limited. She joined Impala Platinum Holdings Limited (Implats) in 1991 as legal adviser and was appointed an Executive Director in 1998, and oversaw, amongst others, the legal, administrative, public affairs and investor relations functions for the group. She retired from Implats in 2007.
Modise Motloba (41) (BSc), Diploma in Strategic Management, independent non-executive Director. Modise was appointed to the board in July 2004. He started his career with RMB in 1993 as a trainee in the Treasury Division, where he progressed to money markets dealer and risk manager. He then moved on to African Merchant Bank in 1998 as head of the Money Markets Division. In 2000 he was employed by African Harvest Fund Managers as the manager of the Fixed Interest Portfolio and Treasury specialist and afterwards as a specialist in Structured Debt and Equity Markets. He is the former president of the Association of Black Securities and Investment Professionals (ABSIP) where he led ABSIP and the Black Business Council in formulating the Financial Services Sector Charter with other industry bodies such as the Banking Council, the Life Officers’ Association and the JSE Ltd. Modise is the recipient of the prestigious 2003 Black Business Quarterly Investment Specialist Award which recognises a leader who made a lasting contribution in the investments arena and broader financial and economic landscape. He is a member of the South African Financial Markets Board and of the Standing Committee on the Revision of the Bank’s Act 1990, under the auspices of the Ministry of Finance. He is also a council member of the NAFCOC/Johannesburg Chamber of Commerce and Industry (JCCI) Unity Committee. He is a director of a number of companies including Wealthridge Investments, Uthajiri Investments and Africa Vukani Investment Management Services.
Cedric Savage (68) BSc (Eng), MBA, ISMP (Harvard) — Independent non-executive Director. Cedric joined the board in September 2003. He started his career in the United Kingdom in 1960 as a graduate engineer with Fairey Aviation. He returned to South Africa in 1963 and worked in the oil (Mobil), textile (Felt & Textiles) and chicken (Rainbow Chickens Limited) industries. He was president of the South African Chamber of Business from 1993 to 1994. He has also served as chairman of the Board of Governors of the University of KwaZulu — Natal’s Development Foundation and as a member of the Council of that university. He joined the Tongaat-Hulett Group Ltd in 1977 as managing director of Tongaat Foods and progressed to executive chairman of the Building Materials Division; he became chief executive officer of the group in 1991. In May 2000, he assumed the dual roles of chief executive officer and executive chairman. He is currently non-executive chairman of the group and serves on a number of other boards including those of the Nedbank Group, Denel (Pty) Ltd, Datatec Limited and Village Main Reef Gold Mining Company (1934) Limited.
André Wilkens (58), Mine Manager’s Certificate of Competency, MDPA, RMIIA – non-executive director. André was appointed to the Board in August 2007. He is currently the chief executive officer of ARM Limited having formerly been the chief executive of ARM Platinum, a division of ARM Limited. Prior to this, he was the chief operating officer of Harmony, following the merger of the company with ARMgold in 2003. He had served as chief executive officer of ARMgold after joining that company in 1998. The balance of his 34 years’ experience in the mining industry was gained with Anglo American Corporation of South Africa, where he began his career in 1969 and which culminated in his appointment as mine manager of Vaal Reefs South Mine in 1993.
Management
     The members of Harmony’s management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
     Bob Atkinson (55), NHD (Metalliferous Mining). Bob joined Harmony as a production manager in 1986 and served as Operations Manager on the Executive Committee from June 2001 to May 2003. In 2004, he was appointed Chief Operating Officer at Harmony Gold Australia and was appointed as Executive, Sustainable Development (Safety and Occupational Health) at Harmony in South Africa in July 2004. He currently serves as executive responsible for Projects. He has more than 30 years’ experience in the mining industry.
     Jaco Boshoff (38), BSc (Hons), MSc (Geology), MBA, PrSciNat. Jaco joined Harmony in April 1996. Since March 2004, he has served as the Ore Resources Executive and Competent Person. Prior to this he was an ore reserve manager from 1998 to 2004 and before that was a geologist at Harmony and at Gengold. Jaco is registered as a professional geological scientist with the South African Council for Natural Scientific Professions and has worked in the mining industry for more than 10 years.
     Mashego Mashego (43) BA Ed, BA Hons., GEDP, JMDP. Mashego joined Harmony in July 2005 as Group Human Resources Development Manager. Mashego, who has more than 19 years’ experience in the field of human resources, started his career at Eskom where he was Human Resources Manager for nine years. He then moved to JCI as Corporate Human Resources Manager. Thereafter, he was Senior General Manager for three years at Atlantis Diesel Engines and Vice President of Human Resources at Foskor Ltd for six years. He was promoted to General Manager at Harmony’s Evander Operations in November 2005. Mashego was appointed Executive, Human Resources in August 2007.
     Jackie Mathebula (37), BAdmin Hons, MBA, Master of Management, HR. Jackie joined Harmony in September 2002 as an Employee Relations and Industrial Relations Executive. In 2004 his portfolio was changed to that of Executive, Human Resource Development and Occupational Health, and in 2005 to Executive, Corporate Affairs. Prior to joining Harmony, he was a General Manager, Human Resources, at Gensec Bank (now Sanlam Capital Markets Ltd); and a Human Resources Manager at Gold Fields Ltd. Jackie also occupied various positions in the human resources management discipline within the then Iscor Group. At Iscor Steel (now Mittal Steel South Africa), he held the position of Works Manager, Human Resources, Iscor Vereeniging Works; and at Iscor Mining (now Exxaro Resources), his last position was that of Divisional Manager, Human Resources, Iscor Heavy Minerals. He has also worked for the public sector for the then Gazankulu Government, Public Service Commission.
     Alwyn Pretorius (35) BSc Mining Engineering, BSc Industrial Engineering. Alwyn, a mine manager at ARMgold, joined the company when Harmony merged with ARMgold in 2003. He began his career at Vaal Reefs Gold Mine as a mining graduate in training in 1993 and was appointed shift boss in 1995, gaining experience in remnant mining. Alwyn obtained a Mine Manager’s Certificate of Competence in 1997 and his BSc in Industrial Engineering in 1998. Alwyn joined ARMgold in 1999 at its Orkney operations. He became a mine overseer at ARMgold and was later appointed section manager at the same operation. He was appointed mine manager in 2003. Alwyn was appointed as an executive in March 2007 and Chief Operating Officer for the North Region in South Africa.
     Tom Smith (51) NHD (Mine Surveying and Metalliferous Mining). Tom joined Harmony in 2002. Tom began his career in the mining industry in 1975 as a sampler at Anglo American’s Vaal Reefs mine. He progressed through the survey department to become chief surveyor in 1988. He made a career change in 1991 to mining and worked as a section manager on Great Noligwa, Elandsrand and Mponeng mines. He was also involved in projects at Tau Lekoa and Moab Khotsong. Tom was promoted to production manager at Mponeng in 1998. He was appointed general manager of Tshepong in 2000. Following the merger with ARMgold he was involved in the Free State restructuring. He acquired work experience in conventional, trackless, pillar- and deep-level mining. He joined the executive team in September 2007 and is the Chief Operating Officer, South Region in South Africa.
     Marian van der Walt (34), BCom (Law), LLB, Higher Diploma in Tax, Diploma in Corporate Governance, Diploma in Insolvency Law, Certificate in Business Leadership. Marian has 11 years of legal experience and was appointed Company Secretary on 3 February 2003. She completed her articles at Routledge Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined Deloitte and Touche as an insolvency practitioner/administrator. Prior to joining Harmony, she held the positions of legal advisor, credit manager and structured finance consultant at The Standard Bank of South Africa Ltd in the Commercial Properties Division. Marian was appointed to the Executive Committee in October 2005. She is responsible for Legal, Compliance and Risk Management. Internal Audit and Sarbanes-Oxley compliance were added to her portfolio in September 2007.
     Johannes van Heerden (35), BCompt (Hons), CA(SA). Johannes joined Harmony in 1998 as Financial Manager of the Free State operations. Here he obtained broad financial management experience at an operational level. He was subsequently appointed Group Financial Manager in 2001, before being relocated to Harmony Australasia as Chief Financial Officer in 2003. Johannes presently holds the position of Acting Managing Director International Operations.
     Abre van Vuuren (47), BComm, MDP, DPLR. Abre joined Harmony in 1997 from Grootvlei Mine, where he was human resources manager. He was appointed to the Executive Committee in November 2000 and is responsible for Services. He has approximately 25 years’ experience in the mining industry.
     Board and Management Changes

The members of the Board and Harmony’s management that resigned from Harmony during and -post fiscal year-end , their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Executive Directors
Bernard Swanepoel (45) BSc (Mining Engineering), BCom (Hons). Bernard resigned as Chief Executive of Harmony on August 6, 2007. He had started his career with Gengold in 1983, culminating in his appointment as general manager of Beatrix Mine in 1993. He joined Randgold in 1995 as managing director of Harmony. For the past 11 years, Bernard has led the team behind the company’s growth and acquisition initiatives.
Nomfundo Qangule (39), BCom, BCom (Hons) CTA, CA (SA), Member of CAIB (SA) and the Financial Director of Harmony. Nomfundo resigned as from the Board as an executive director on August 21, 2007. Prior to joining Harmony, Nomfundo was the Executive Manager of Worldwide African Investment Holdings (Pty) Ltd (WAIH). Other positions held by Nomfundo while at WAIH include chairperson of the Board of Argil Holdings (Pty) Ltd and non-executive director of CS Holdings Limited where she served as a member of the Remuneration, Audit and Investment committees. In addition, she was an Executive Committee member and non-executive Director of Negotiated Benefits Consultants (Pty) Ltd. She started her career in the Corporate and International Division of Nedcor Bank Limited as a Credit Manager. Later she joined ABSA Corporate and Merchant Bank’s credit division. She is a qualified Chartered Accountant, a member of the Institute of Bankers and holds a certificate in financial markets from Acumen.
Management
De Wet Schutte (35), BComm (Acc), BCompt (Hons), CA(SA) and Executive Program University of Virginia (USA). De Wet resigned from Harmony’s management in December 2006. De Wet joined Harmony in May 2004 and is responsible for Exploration and New Business Development. Before joining Harmony, De Wet spent seven years at Iscor Limited (now Mittal Steel SA) in various positions including those of general manager, corporate finance. He also brought experience from Metair Limited where he served as group financial manager.
Peter Steenkamp (44), BSc (Eng), Mine Managers Certificate. Peter resigned from Harmony’s management in May 2007. Peter had served on the Executive Committee as Chief Operating Officer. Peter joined Harmony in October 2003 following the merger with ARMgold. Prior to joining Harmony, he was an executive director of ARMgold in charge of Gold Operations. Peter has 21 years’ experience in the mining industry. He started his career as trainee miner with the Chamber of Mines Training College and after graduating he worked for Gold Fields as a shift boss. He then joined Vaal Reefs (an operation in Anglo American’s Gold and Uranium Division) in 1989, occupying various positions including those of shift boss, mine overseer, technical assistant, section manager and business unit manager until 1997. The following year he began working for ARMgold as a business unit leader.
Boetie Swanepoel (46), BCompt (Hons), CA(SA). Boetie resigned from Harmony’s management on 31 July 2007. Boetie joined Harmony from Beatrix Mine in 1995 as Financial Manager. He has more than 21 years’ financial services experience, mostly in the mining industry. He was appointed to the Executive Committee in November 2000 and was responsible for the development of Harmony’s shaft financial managers, the financial control environment and the service delivery departments.
Board Practices
     The Articles of Association of Harmony provide that the Board must consist of no less than four and no more than twenty directors at any time. The Board currently consists of ten directors.
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
Executive Committee
     Harmony’s Executive Committee comprises the executive directors and selected senior officers of Harmony, each with his or her own area of responsibility. The Executive Committee consists of 11 executives who meet on a monthly basis and more often if required.
     The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Acting Chief Executive
Frank Abbott	Interim Chief Financial Officer
Bob Atkinson	Projects
Jaco Boshoff	Ore Reserves
Mashego Mashego	Human Resources
Jackie Mathebula	Corporate Affairs
Alwyn Petorius	Chief Operating Officer (North)
Tom Smith	Chief Operating Officer (South)
Marian van der Walt	Company Secretary; Legal and Compliance
Johannes van Heerden	Acting Managing Director of International Operations
Abre van Vuuren	Corporate Services

Audit Committee
     The Audit Committee was established to:
o assist the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate system and internal controls, control processes and the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance and accounting standards.
o provide support to the Board on the risk profile and risk management of the group.
The Audit Committee reports and makes recommendations to the Board, but the Board retains responsibility for implementing such recommendations. The Audit Committee fulfils the duties and responsibilities set out in the Audit Committee Charter which is published on Harmony’s website: www.harmony.co.za.
Harmony believes that members of the committee are knowledgeable about the affairs of the company and have a working familiarity with basic finance and accounting practices. The Chief Executive, the Financial Director, the Financial Accountant and the Company Secretary are invited to each meeting to answer any questions posed by the members of the committee.
Harmony does not have an individual “audit committee financial expert” as defined by the rules of the SEC and in terms of the Sarbanes-Oxley Act. However, the audit committee members through their collective experience, meet the majority of the definitions of the SEC for such an expert in both the private and public sectors. Members have served as directors and officers of numerous public companies and have over the years developed extensive experience, knowledge and understanding of generally accepted accounting principles (GAAP), and in overseeing the preparation, audit and evaluation of financial statements. Harmony believes that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities
The current independent non-executive members of the Audit Committee are Mr. Cedric Savage (chairman), Ms Fikile De Buck, Dr Simo Lushaba and Mr. Modise Motloba.

Nomination Committee
The primary purpose of the Nomination Committee is to ensure that the procedures for appointments to the Board are formal and transparent, by making recommendations to the Board on all new Board appointments. The duties and responsibilities of this committee are set out in the Nomination Committee Charter. The Charter is published on Harmony’s website: www.harmony.co.za.
The committee must at all times consist of at least three members. The members are required to meet annually or more often at the committee’s discretion, depending on the circumstances. The members are Mr. Patrice Motsepe (chairman), Mr. J Chissano (independent), and Mr F. Abbott.
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
The members of the committee are Mr. Cedric Savage (independent chairman), Dr Simo Lushaba (independent), Mr. Patrice Motsepe and Mr. Andre Wilkens. The Acting Chief Executive, Human Resources Executive and Company Secretary are invited to attend the meetings.
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
The current non-executive members of the Investment Committee are Dr Simo Lushaba (chairman, independent), Ms Fikile De Buck (independent), Mr. Cedric Savage (independent), Mr. Frank Abbott and Mr. Andre Wilkens. Ms C Markus was appointed as a member of the Investment Committee on October 29, 2007.
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
The independent non-executive members of the SDC are Mr. Modise Motloba (chairman), Mr. Joaquim Chissano and Ms Fikile De Buck.
Empowerment Committee
The Empowerment Committee was established by the Board to ensure that the company meets not only regulations stipulated in the Employment Equity Act, the Labor Relations Act and the in the Mineral and Petroleum Resources Development Act’s Mining Charter Scorecard, but also in fulfilment of Harmony’s own empowerment imperatives.
     The responsibilities and duties of the Employment Equity Committee include:
▪	Ensuring that a sustainable organisational culture, structures and processes are in place that will support the development of empowerment in the company in line with the Company’s needs and requirements.

▪	Auditing and monitoring the development and progress of empowerment within the Company.

▪	Addressing inequalities that may exist in staff profiles and organisational practices.

▪	Reviewing and monitoring whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers in the Company.

▪	Meeting at least once a year or more often, should the need arise. Three meetings were held during the 2007 financial year, and it is planned that in future, this committee should meet on a quarterly basis.
The non-executive members of the Empowerment Committee are Mr. Joaquim Chissano (independent chairman), Mr. Modise Motloba (independent) and Ms C Markus (appointed to the committee on 29 October 2007).
Compensation of Directors and Senior Management
The following table shows the compensation of directors and senior management for fiscal 2007:

			Retirement
			contribu-
	Directors’	Salaries and	tions during	Bonuses
	fee (1)	Benefits	the year	paid	Total
	($’000)	($’000)	($’000)	($’000)	($’000)
Name	2007	2007	2007	2007	2007

Non-executive

Patrice Motsepe	85	—	—	—	85

Frank Abbott (2)	—	—	—	—	—

Mr Joaquim Chissano	38	—	—	—	38

Ms Fikile de Buck	36	—	—	—	36

Dr Simo Lushaba	39	—	—	—	39

			Retirement
			contribu-
	Directors’	Salaries and	tions during	Bonuses
	fee (1)	Benefits	the year	paid	Total
	($’000)	($’000)	($’000)	($’000)	($’000)
Name	2007	2007	2007	2007	2007
Cathie Markus	—	—	—	—	—

Modise Motloba	42	—	—	—	42

Cedric Savage	45	—	—	—	45

Executive (3)

Nomfundo Qangule	—	255	23	—	278

Bernard Swanepoel	—	447	61	—	508

TOTAL					1,071

Senior Management (as a group)	n/a	5,741	171	35	5,947

(1) Increases granted to executive directors in March 2006. Increases paid to Bernard Swanepoel and Nomfundo Qangule were done in two tranches — in March 2006 and in October 2006.
(2) Frank Abbott has waived his non-executive directors’ fees. He was appointed interim financial director post year end in August 2007.
(3) Our executive directors have waived their directors’ fees in terms of our Article of Association. No remuneration is reflected for Graham Briggs for fiscal 2007 as he was appointed as Acting Chief Executive post year end on August 6, 2007.
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
     The executive directors also benefit from pension contributions, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by Harmony and its subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately $786 million). The non-executive directors are entitled to fees as agreed at Harmony’s annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony’s behalf and remuneration for other services, such as serving on committees. For the fiscal year 2007 total directors’ remuneration amounted to $1.1 million and senior management’s remuneration to $5.9 million.
     Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee based on a share of profits over a pre-determined benchmark. This is paid in equal parts over a three year term, provided that the executive is in service of the company on date of payment. No bonus was awarded to any of the executive directors during the past financial year.
     Fees paid to non-executive directors were reviewed by the Remuneration Committee during August 2007. Shareholders agreed to an increase of between 7% and 8% on the fees set out below at the annual general meeting held on 26 November 2007. For the fiscal year 2007 non-executive directors received the following fees:

Annual Fee
Board*	R110,000 annually
Audit Committee	R45,000 annually
Empowerment Committee	R30,000 annually
Investment Committee	R30,000 annually
Nomination Committee	R30,000 annually

Annual Fee
Remuneration Committee	R30,000 annually
Sustainable Development Committee	R40,000 annually
Special fee for additional work performed	R5,000
Chairman of Board	R495,000 (4.5 times the individual director’s fee) annually
Chairman of Board committees	Double the amount that the individual Board committee member received annually
*Frank Abbott has waived his fees
     The terms of employment of the non-executive directors are not set out in any written agreements.
Share Options
     At November 28, 2007 Harmony’s executive directors and senior management held the following share options, totalling less than 1% of Harmony’s share capital:

		Average
	Number of	Strike
Directors and	Share	Price	Expiration
Senior Management	Options	(R)	Dates
Directors (total)	430,805	49.62	2012-2015
Senior Management (as a group)	685,701	52.82	2012-2015

Total	1,116,506	51.58	2012-2015

     Options to purchase a total of 8,292,066 ordinary shares were outstanding on November 28, 2007. The exercise prices of the outstanding options range between Rand 22.90 and Rand 91.60 per share and they expire between 2012 and 2015. Of the outstanding options, options to purchase 1,116,506 ordinary shares were held by directors and senior management of Harmony and its subsidiary companies, as described above. No consideration was payable on the grant of these options. See Note 36(b) to the Consolidated Financial Statements included herein.
Shares issued in terms of the Harmony 2006 Share Plan
     At November 28, 2007 Harmony’s executive directors and senior management held the following share appreciation rights and performance shares, totalling less than 1% of Harmony’s share capital:

PS
Directors and	Share Appreciation		Performance Shares	Price	Expiration
Senior Management	Rights (SAR)	SAR Price (R)	(PS)	(R)	Dates

Frank Abbott	—		—	—	—
Graham Briggs	3,473 / 159,484	112.64 / 70.54	11,326 / 42,529	112.64 / 70.54	2012 / 2013
Senior Management (as a group)	23,074 / 518,940	112.64 / 70.54	64,411 / 155,135	112.64 / 70.54	2012 / 2013
Share Ownership
     The following sets forth, as at June 30, 2007 and at November 28, 2007, the total amount of ordinary shares directly or indirectly owned by the directors and senior management of Harmony, including shares issued under the 2006 Share Plan. The directors and senior management of Harmony do not own any preference shares.

Ordinary
	Ordinary		Shares
	Shares Number		Number as at
	as at		November
Holder	June 30, 2007	Percentage	28, 2007	Percentage
Non-executive chairman
P. Motsepe	—	—	—	—
Directors Non-executive
J. Chissano	—	—	—	—
F De Buck	—	—	—	—
Dr. S. Lushaba	—	—	—	—
C. Markus	—	—	—	—

Ordinary
	Ordinary		Shares
	Shares Number		Number as at
	as at		November
Holder	June 30, 2007	Percentage	28, 2007	Percentage
M. Motloba	—	—	—	—
C. Savage	—	—	—	—
A. Wilkens	203,000	*	203,000	*
Executive Directors	—	—	—	—
G. Briggs	—	—	—	—
F. Abbott	—	—	—	—
Total Directors (10 persons)	203,000	—	203,000	—
Total Senior Management as a group (11 persons)	242	*	242	*
*Less than 1 percent.

Employees
General
     The South African underground gold mining industry is very labor-intensive. The Australian gold mining industry involves more mechanized mining, which is less labor intensive. The following table lists the total number of employees at each of Harmony’s operations, together with people working at Harmony’s operations but employed by outside contractors, at June 30 of the past three fiscal years:

	Harmony Employees at			Outside Contractors at
	June 30,			June 30,
	2007	2006	2005	2007	2006	2005
South Africa	47,600	43,283	46,669	9,075	5,287	359
Australia	209	204	198	426	416	512
Papua New Guinea	516	237	200	350	73	5
Grand total	48,325	43,724	47,067	9,851	5,776	876
Unionized Labor
South Africa
     Labor relations in South Africa are regulated by legislation that entrenches the rights of employees in respect of:
•	prescribed minimum levels of compensation and benefits;

•	trade union access and membership;

•	the right to strike;

•	mandatory compensation in the event of termination for operational reasons;

•	affirmative action policies and programs;

•	compensation in the event of occupational illness or injury; and

•	financing of training programs.
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
     Union representation at Harmony in South Africa as at June 30, 2007:
•	Collective Bargaining Fund: 5.44%

•	Non- union: 8.62%

•	NUM: 76.28%

•	SA Equity Workers Association: 0.06%

•	Solidarity: 1.77%

•	UASA: 7.81%

•	Umiwasa: 0.02%
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
     We have been restructuring our operations, mainly as a result of the external economic factors, and have been working with the unions over the past two years as part of the restructuring process. An agreement was entered into in the first half of 2004 with all unions on principles that are meant to guide the retrenchment process. The agreement was the first of its kind in the gold mining industry. The principles agreed included the following:
•	re-skilling, retraining and redeployment of surplus employees for alternative vacant positions that may exist at a particular operation or other Harmony operations;

•	implementation of CONOPS (described below) to create additional job opportunities;

•	transferring surplus or redundant employees to other Harmony operations that have placement opportunities;

•	opening up voluntary retrenchment to minimize the impact of restructuring and/or closure of shafts/mines; and

•	replacing contractors, who are involved in non-specialized work, with Harmony employees.
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
     At the beginning of January 2005, the NUM withdrew its support for Sunday work permission at all our Free State operations, excluding Target. (Permission for Sunday work is given by the Department of Minerals and Energy (“DME”) and requires union support). Other delays in the much-needed Free State restructuring program included the receipt on May 6, 2005 of an 11th-hour Labor Court interdict against the planned restructuring.
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
     To date, CONOPS has yet to demonstrate realisation of its potential, though we remain hopeful that it will.
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
     In November 2007, our CONOPS Task Team completed an internal due diligence of CONOPS. The objective of the internal due diligence exercise was to establish whether CONOPS has been successfully implemented at the mines where it was introduced and to what extent the original objective of improved profitability without compromising safety was met; understand the gap that exists between the current performance of the operations and the potential performance after implementation of CONOPS at these operations; and to understand the reasons for the underperformance versus the CONOPS potential and propose actions to the operations to close the gap. As a result of the internal due diligence exercise, action plans have been produced by each shaft management team at each operation to address those issues that have been identified as requiring attention. After the recommended actions have been implemented, progress with regards to improvements will be monitored. It is planned that CONOPS will be reviewed again within 3 months, and it is our intention to phase out CONOPS at those operations that do not deliver on our objectives.
Work Stoppages
     There were no work stoppages in fiscal 2007.
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
   Australia
     Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on Australian Workplace Agreements. Our Australian workforce is not unionized.
     Harmony continues to work to improve workplace relationships, have effective domestic dispute settlement arrangements and through the establishment of a statutory body, the Commission for Conciliation, Mediation and Arbitration.
   Papua New Guinea
     Employee relations in PNG are regulated by the Employment Act of 1978 (PNG) and the Employment of Non-Citizens Act 1978 (PNG). Individual contracts are entered into, and the workforce is not unionized.
     The workforce comprises both expatriates and national citizens, with most working a fly-in fly-out roster.
Long Term Incentive Schemes

Existing share option schemes
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
     Harmony share options are granted to management as an incentive, in addition to annual salaries. The exercise of each option granted is set at the closing market price of Harmony’s ordinary shares on the JSE on the day before the date of grant. Each option remains open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme. Harmony has three share option schemes, namely the 1994 Share Option Scheme, the 2001 Share Option Scheme and the 2003 Share Option Scheme. They have similar rules. The options issued under the share option schemes may only be exercised over five years in five equal parts. As of November 28, 2007 options for 9,671,963 shares under all of the plans have been granted.
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
Broad-Based Employee Scheme
     The total number of shares to be reserved for the Broad-Based Scheme will be 5% of our current issued share capital, subject to certain employee performance linked milestones which can be realistically achieved. Once achieved, the value is unlocked to the Broad-Based Scheme for the ultimate benefit of the non-managerial employees. Management and employees will jointly participate in the structuring of the Broad-Based Scheme, which the company intends forming and implementing during the current financial year. It is the intention of the company to structure the Broad-Based Scheme to maximise recognition of black participation therein, both from the perspective of the Mineral and Petroleum Resources Development Act and the Broad-Based Black Economic Empowerment Act. Discussions with unions representing our non-managerial employees are on-going in relation to options to benefit non-managerial employees in terms of the 2003 Scheme.
The Harmony 2006 Share Plan
     The Remuneration Committee engaged with independent professional service providers to design an appropriate suite of share-based incentives which are in line with what they believe is global best practice and emerging South African practice, which in combination serve to reward the required attributes of shareholder alignment and long-term, sustained performance.
     The Harmony 2006 Share Plan (the Plan) was adopted by shareholders at the annual general meeting held on 10 November 2006. The plan incorporates the following elements: equity-settled share appreciation rights, performance shares and performance allocated restricted shares.
     In terms of the Plan, executive directors and senior employees of Harmony and its subsidiaries and associates are awarded rights to receive shares in Harmony, based on the value of these awards when time and performance conditions have been met, the awards have vested and, in the case of the Share Appreciation Rights (SARs), the restricted shares, have been exercised.
     The primary intent of the Plan is to reward executives and senior management for long term, sustained performance aligned to shareholder value, and at the same time to ensure an optimal positioning in terms of the accounting and regulatory environment.

In order to minimise volatility in earnings dilution due to IFRS 2, it is envisaged that rewards will be settled in shares. The nature of the plan is not as dilutive as a normal share option scheme. As a result the maximum number of shares required for settlement over a 10-year period is envisaged to be 14% of Harmony’s currently issued ordinary shares for all Harmony share schemes, including the broad-based employee scheme option. The 14% of the share capital of Harmony that is reserved for the share schemes was approved at the annual general meeting held in November 2005.
The performance conditions governing the vesting of the scheme instruments are related, inter alia, to growth in earnings above inflation, comparative total shareholder returns relative to competitor peer groups, and the achievement of sustainability index measures. They are designed to be stretching but achievable, and are linked where applicable to Harmony’s medium-term business plan, over rolling three-year performance periods. Annual allocations of SARs, awards of performance shares and grants of restricted shares will be governed by Harmony’s reward philosophy, in which (inter alia) the “expected value” of long-term incentive reward is set for defined categories of executives and senior management. Expected value is defined as the present value of the future reward outcome of an allocation/award/ grant, given the targeted future performance of Harmony and of its share price.
Annual incentive scheme
     Harmony’s Remuneration Committee ensures that Harmony’s directors and senior executives are fairly rewarded for their individual contributions to the company’s overall performance.
     In September 2006 the Remuneration Committee approved a bonus scheme and long-term incentive plan in line with these principles. This plan is available for executive directors and members of management and came into effect during fiscal 2007.
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     Harmony is an independent gold producer, with no single shareholder exercising control. As of November 28, 2007, the issued share capital of Harmony consisted of 400,091,227 ordinary shares. To the knowledge of Harmony, (A) Harmony is not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in control of Harmony.
     The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares.
     Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.
     A list of the 5% holders of our securities as of October 26, 2007 is set forth below:

	Number of
Holder	Shares	Percentage
1. Bank of New York(1)	141,644,415	35.41%
2. ARM Ltd.(2)	63,632,922	15.91%
3. Allan Gray Ltd.	51,230,844	12.81%
4. JP Morgan Chase Bank(3)	24,317,568	6.08%

(1)	Depository with respect to the ADRs held on the U.S. register.

(2)	Patrice Motsepe, the Chairman of Harmony, has an indirect holding in ARM Limited.

(3)	Depository with respect to Harmony’s International Depository Shares.
     The voting rights of Harmony’s major shareholders do not differ from the voting rights of other holders of the same class of shares.

     As of November 28th there were 2,392 record holders holding 521,710 ADSs outstanding, which accounted for less than 1% of our ordinary shares. There were a total of 113,680,917 ADRs outstanding as of the same date, representing 28.4% of our share capital.
Related Party Transactions
     None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction since July 1, 2005, or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.
     ARM Limited currently holds approximately 16% of Harmony’s shares. Patrice Motsepe, André Wilkens and Frank Abbott are directors of ARM Limited.
     In fiscal 2005, ARMGold Harmony Joint Investment Company (Proprietary) Limited (“AHJIC”), a Harmony subsidiary, disposed of its 19% interest in ARM Limited beginning on February 3, 2005, when it placed 3,703,704 of the shares at a price of R27.00 per share. On March 15, 2005, AHJIC placed another 3,418,803 ARM Limited shares at a price of R29.25 per share. On April 21, 2005, AHJIC disposed of a further 14% investment in ARM Limited (the balance of its shareholding, except for the 3% described below) to the ARM Empowerment Trust, in a transaction described below, for R829.8 million ($136.8 million), representing a price of R29.00 per share. The remaining 3% shareholding in ARM Limited was sold in the open market at R29.01 ($4.42) per share, realizing net proceeds of R146.6 million ($22.3 million) on May 27, 2005.
     One of our current directors, Frank Abbott, represents one of the trustees, Harmony, on the ARM Empowerment Trust. ARM Limited is one of Harmony’s largest shareholders and BEE partners, holding approximately 16% of Harmony’s shares. On April 15, 2005, the ARM Empowerment Trust entered into a term loan agreement for R480.4 million ($76.5 million) with Nedbank Limited (“Nedbank”) for the purpose of funding the ARM Empowerment Trust’s partial acquisition of the shares AHJIC held in ARM Limited. The loan bears interest, compounded monthly, at a floating rate linked to JIBAR. Interest accrued during the year ended June 30, 2006 amounted to R49.0 million ($7.7 million). The loan is repayable on April 15, 2010.
     Also on April 15, 2005, the ARM Empowerment Trust entered into a second term loan agreement for R356.1 million ($56.7 million) with Nedbank for the purpose of funding the balance of the ARM Empowerment Trust’s acquisition of the shares AHJIC held in ARM Limited. The loan bears interest, compounded monthly, a floating rate linked to JIBAR. Interest accrued during the year ended June 30, 2006, amounted to R38.0 million ($5.97 million). The loan is repayable on April 15, 2010.
     The purchase by the ARM Empowerment Trust of the 14% stake in ARM Limited was partially financed and underwritten by Harmony. Although the ARM Empowerment Trust is fully liable for the loans, Nedbank had a put option whereby the first loan of R480.4 million ($76.5 million) could be put to Harmony by Nedbank in the event of default of either of the Nedbank loans. In addition, Harmony was entitled, at any time up to the facilities discharge date, to call the first loan. Because of the terms of the put-and-call option, and the fact that two of Harmony’s directors are trustees of the ARM Empowerment Trust, Harmony has not been able to demonstrate that control over the shares has been surrendered for accounting purposes. Therefore, Harmony has not been able to reflect the transfer of its investment in ARM Limited to the ARM Empowerment Trust as a sale and the total liability of the ARM Empowerment Trust to Nedbank and the total investment of the ARM Empowerment Trust in ARM Limited has been accounted for in Harmony’s consolidated balance sheet. See discussion of the ARM Empowerment Trust in Note 12 to the consolidated financial statements as of June 30, 2006 and the two years then ended.
     On June 6, 2006, the put-and-call option was cancelled and replaced with a guarantee by Harmony in respect of the first loan, subject to a maximum guaranteed amount of R367.4 million ($50.4 million) plus interest thereon at the applicable funding rate from May 26, 2006. As a result, Harmony continues to consolidate the ARM Empowerment Trust in its financial statements. In addition, if the ARM Empowerment Trust chooses to dispose of 8,175,640 ARM Limited shares at cost, the maximum guaranteed amount will be reduced to R214.9 million ($29.5 million) plus interest thereon at the applicable funding rate from May 26, 2006. Harmony has also entered into an indemnity agreement with ARM Limited, according to which ARM Limited agreed to indemnify Harmony against 50% of all claims against Harmony under the guarantee, subject to a maximum of R107.4 million ($14.7 million) plus interest thereon at the applicable rate from May 26, 2006. On September 28, 2007, the guarantee was cancelled by the Bank and Harmony has no further obligation.

     In March 2006, Harmony acquired 37.37 million of the 44.99 million shares held in Western Areas Limited from Allan Gray Ltd. As at June 30, 2007 Allan Gray Ltd was one of Harmony’s largest shareholders, holding 11% of Harmony’s total shares. Allan Gray Ltd currently holds approximately 15% of Harmony.
     On June 21, 2006, Harmony acquired 37% of the issued share capital of Village Main Reef Gold Mining Company Limited (“Village”) for an amount of $62,932. The equity stake was purchased from ARM Limited at a price of 20 SA cents per share. Due to the fact that the acquisition surpasses the 35% mark, Harmony was obliged under the Securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37% stake. On August 14, 2006, Harmony announced that minority shareholders holding 3,163 shares in Village had accepted its offer. Harmony now holds 2,295,663 shares representing 37% of the issued share capital of Village. The Chairman of Harmony, Patrice Motsepe, and Frank Abbott are also members of ARM Limited’s board of directors. Frank Abbott was also a director of Village at the time of the purchase.
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
Legal Proceedings
None of Harmony’s properties is the subject of pending material legal proceedings. We experience a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below. The directors do not, however, believe that liabilities related to such claims and proceedings are likely to be, individually or in the aggregate, material to the company’s consolidated financial condition.
Silicosis
In December 2004, 10 plaintiffs employed at the Elandsrand Mine instituted actions in respect of silicosis claims. The First Defendant in these matters is Anglo American Corporation of South Africa Limited, with Harmony cited as the Second Defendant. These 10 claims constitute test cases in relation to claims for damages for silicosis allegedly contracted by the plaintiffs over their period of employment with Anglo American and Harmony at Elandsrand. The Occupational Diseases and Mine Works Act (unlike other similar legislation) does not contain a clause precluding employees from instituting claims against employers for damages arising from an occupational disease. While we cannot guarantee a favourable result, the Board does not believe that the present 10 test cases present a significant risk and the probabilities vastly favour a dismissal of the actions.
Arcelor Mittal
In 2002 Harmony, together with DRDGold, lodged a complaint with the Competition Commission against ISCOR (as it then was) in respect of the prices charged by ISCOR in the local steel market for flat steel products. The complaint alleged that ISCOR had abused its dominant position in the local market for flat steel products by charging excessive prices. ISCOR has, since the early 1990s, employed an import parity pricing system in respect of its flat steel, which means that local consumers, in a market which is a ‘net export market’, must pay a price for steel which reflects prices charged in overseas countries together with the notional costs of shipping that steel to South Africa, clearing it through customs, and transporting it inland, when in fact such costs are not incurred and an in circumstances where ISCOR exported a considerable portion of its production at much lower prices. ISCOR put a complex series of measures in place to prevent arbitrage between local and export customers and, in this way, put a floor of support under its excessive local flat steel prices. In 2004, the Competition Commission declined to refer the matter to the Competition Tribunal for adjudication, and Harmony and DRD Gold exercised their right to do this. The result was a lengthy hearing (akin to a civil trial) which took place at various times during 2006. In March 2007, the Tribunal released its precedent, setting decision which upheld the complaint, confirming that ISCOR (now called Arcelor Mittal Steel SA(Mittal)) has been charging excessive prices. Mittal has notified Harmony and DRD Gold that it intends to appeal the Tribunal’s decision to the Competition Appeal Court. In September 2007, the Competition Tribunal released the much anticipated decision on the remedies it would impose on Mittal, following its finding that Mittal had been charging excessive prices. The Tribunal has placed behavioural remedies on Mittal designed to ensure that Mittal can no longer segment local and export flat steel markets, as it had been doing, and which it had used as a mechanism to sustain its excessive prices. In addition, the Tribunal ordered Mittal to pay an administrative penalty to the national revenue fund. Mittal was also ordered to ensure that its prices and pricing mechanisms are transparent to the public in future and to pay the legal costs incurred by Harmony and DRD Gold. It is widely expected that Mittal will also appeal part or all of the remedies decision and it is anticipated that the matter will be heard by the Competition Appeal Court in 2008.
     On April 15, 2002, Wadethru Security (Propriety) Ltd in liquidation, or Megamore, brought an action against Harmony in the High Court in South Africa. On March 2, 2007, a settlement agreement was entered into and the action has now been withdrawn.
   Gold Fields Proceedings
     There were a number of legal and regulatory proceedings in fiscal 2005 that occurred during the course of the bid for Gold Fields, which began in October 2004. The proceedings culminated in May 2005 with a South African High Court ruling that Harmony’s subsequent offer for Gold Fields had lapsed on December 18, 2004. The ruling did not affect Harmony’s initial offer for Gold Fields, with the result that Harmony owned approximately 11.5% of the issued share capital of Gold Fields. Harmony sold approximately 6.1% of the issued share capital in June 2005. In November 2005, Harmony sold its remaining Gold Fields shares in a series of open market transactions.
Post closure water treatment
There are two main areas of ground water impact. One has to do with the artificial aquifer created through the generation of mining voids. Often these mining aquifers are connected regionally to those of other mines and the impact of the water moving through these aquifers occurs over a large area. The second groundwater impact is on the near-surface aquifer. Impacts on this aquifer arise from seepages from tailings dams, the discharge of contaminated water on surface, rock dumps, the use of evaporation areas, etc. In some cases there is interaction between the near-surface and the deeper aquifers. The cost of mitigating the discharges expected from artificial aquifers (mined) and the remediation of near-surface aquifers has not been studied in sufficient detail to make an accurate assessment of the remediation costs. The potential costs involved in remediating the groundwater impact cannot be quantified with any level of confidence unless a number of detailed studies are conducted for each specific situation and an agreed strategy for dealing with this issue has been adopted. This is an industry-wide issue and it is unclear who will be liable for which portion of the water treatment.
Dividends and Dividend Policy
     We paid interim and final dividends on our ordinary shares in 2003 and 2004. Due to operating conditions and our commitment to expenditure on long-term growth projects, we were not able to declare any dividends in fiscal 2005, fiscal 2006 or fiscal 2007. For information on Harmony’s accounting policy relating to dividends, see note 2(w) to the consolidated financial statements.
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
Recent Developments

Changes in Management
     Bernard Swanepoel resigned from his position as Chief Executive of Harmony on August 6, 2007, after 12 years at Harmony. Bernard grew the company from a single mining lease to become the world’s fifth largest gold producer and spearheaded the company’s strong acquisition phase. Graham Briggs was appointed as Acting Chief Executive with effect from August 6, 2007.
     Harmony’s Financial Director , Nomfundo Qangule, resigned on August 21, 2007 and Frank Abbott was appointed to the position for an interim period of six months until a suitable appointment is made by the Board of Directors.
Disposals
     In November 2007, Harmony signed a letter of intent with the Australian-based junior minor Monarch Gold Mining Company for the sale of its Mount Magnet operations for A$65 million. The Mt Magnet asset package, which includes Hill 50, Great Fingall, St George, Star and Big Bell mines, comprises a resource inventory of 2.7Moz of gold, tenements covering approximately 62,000 hectares and 166 exploration licence blocks, along with a 2.7Mt a year capacity plant. Total consideration for the acquisition of A$65 million, is comprised of: A$30 million in cash, A$20 million Monarch shares (subject to shareholder approval and requiring a capital raising by Monarch on the Toronto Stock Exchange by the completion date), a A$15 million convertible note with a 3 year term bearing interest at 5% per annum providing for a 30% premium for conversion to fully paid ordinary shares at a conversion price equal to the issue price (Volume weighted average share price of Monarch shares on the Australian Stock Exchange for the period of 7 consecutive trading days ending on the day prior to the completion date) multiplied by 1.3), which will be secured by Mt Magnet Operations. The right for Monarch to redeem the notes for their face value or require conversion by giving notice in writing to Harmony within 90 days from the date of issue of the convertible notes. The notes will also contain certain  standard default provisions and will  become repayable upon the occurrence of any default by Monarch.  In addition to the above Monarch will pay a deposit of A$5 million is payable on signing of the contract with Harmony (50% non-refundable).
     On September 28, 2007, the ARM Empowerment Trust guarantee was cancelled by Nedbank and consequently Harmony has no further obligation to Nedbank. The ARM investment and associated Nedbank loans will therefore be derecognised from this date.
     In September 2007, Harmony announced that it had signed formal agreements with Pamodzi Gold for the sale to all rights, title and interest of the Orkney shafts located near Orkney in the North West Province. The agreement is subject to government approval of the transfer of ownership. There is no guarantee that the government will consent to the transfer. The initial purchase consideration payable to Harmony by Pamodzi Gold for the Orkney shafts is equal to R550 million ($78.1 million), with a secondary consideration payable calculated at: 3% of net smelter revenues in respect of the first one million ounces of gold produced by Orkney after the effective date of the transaction, and 1.75% of net smelter revenue in respect of all gold produced, subject thereafter to a maximum aggregate amount of R450 million ($63.9 million). The initial Orkney purchase consideration will be settled by Pamodzi Gold through the payment of a cash amount of R350 million ($49.7 million) and the issue of 9,272,903 ordinary shares in Pamodzi Gold to Harmony.
     In August 2007, after tendering our Western Areas shares for conversion to Gold Fields shares in December 2006, we entered into an agreement to sell our Gold Fields ordinary shares for a consideration of R1.3 billion (US$185 million). The proceeds were used to settle the Randfontein redeemable preference shares issued to RMB in April 2007, as well as the financing arranged with RMB in March 2007. See Item 5. “Operating and Financial Review and Prospects.”
     In July 2007, Harmony entered into an agreement with Dioro Exploration NL (Dioro) to acquire Harmony’s South Kal assets in Western Australia. The total purchase price is A$45 million, which consists of a cash component and a share component. The share component entails the issuance of 160 million Dioro shares, or shares to the value of A$20 million and a cash component of A$25 million. The transaction will require a minimum capital raising by Dioro of A$35 million by the completion date. The completion of the agreement is subject to regulatory approvals and it is expected to conclude in the December 2007 quarter.
Trading Statement
     On August 6, 2007, Harmony issued a trading statement to shareholders drawing attention to anticipated cost increases and operational problems. Harmony announced that its financial results for the quarter ending June 30, 2007 were expected to differ significantly from those of the three previous quarters as well as from the analysts’ consensus.

     Harmony attributed the quarter-on-quarter variance to a combination of lower production and an increase in costs which was partly due to the newly installed accounting software system that resulted in some of the March quarter’s costs being captured in the June 2007 quarter. See Item 15 – “Disclosure Controls and Procedures”.
Nedbank Loan Facility
     At the end of September 2007, the company entered into a loan agreement with Nedbank Limited for an amount of R2 billion. African Rainbow Minerals Gold Limited, Evander Gold Mines Limited, Randfontein Estates Limited, Avgold Limited, ARMgold/Harmony Joint Investment Company (Proprietary) Limited and ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, all being subsidiaries of the Company, irrevocably and unconditionally jointly and severally, guarantee the Company’s obligations under the loan agreement.
Item 9. THE OFFER AND LISTING
MARKETS
Stock Exchange Listings and Ticker Codes
The primary listing of our ordinary shares is on the JSE Limited. Our ordinary shares are also listed on stock exchanges in London and Berlin, as well as being quoted in Brussels, Paris and Luxembourg in the form of International Depositary Receipts (IDRs) and on the New York Stock Exchange and NASDAQ in the form of American Depositary Shares (ADSs).

JSE Limited	HAR
New York Stock Exchange	HMY
NASDAQ	HMY
London Stock Exchange	HRM
Euronext Brussels	HG
Euronext Paris	HMY
Berlin Stock Exchange	HAM1
OFFERING AND LISTING DETAILS
     The high and low sales prices in Rand for Harmony’s ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary
	Shares
	(Rand per Ordinary
	Share)
	High	Low
Fiscal year ended June 30, 2005
First Quarter	88.55	58.00
Second Quarter	93.30	51.00
Third Quarter	58.50	47.50
Fourth Quarter	58.80	36.40
Full Year	93.30	36.40
Fiscal year ended June 30, 2006
First Quarter	71.99	46.62
Second Quarter	88.35	65.50
Third Quarter	117.05	76.00
Fourth Quarter	114.21	80.51
Full Year	117.05	46.62
Fiscal year ended June 30, 2007
First Quarter	121.54	86.10
Second Quarter	123.00	101.00
Third Quarter	113.45	90.85

	Harmony Ordinary
	Shares
	(Rand per Ordinary
	Share)
	High	Low
Fourth Quarter	117.85	94.30
Full Year	118.96	93.06
Month of
July 2007	104.05	92.40
August 2007	99.48	60.00
September 2007	88.52	63.88
October 2007	83.05	63.00
     On November 28, 2007, the share price of Harmony’s ordinary shares on the JSE was Rand 69,45.
     Harmony’s ADRs are dual-listed on the New York Stock Exchange and, as of November 29, 2005, on the NASDAQ Stock Market. The high and low sales prices in US dollars for Harmony’s ADRs for the periods indicated, as reported the New York Stock Exchange and the NASDAQ Stock Market, were as follows:

	NYSE		NASDAQ
	Harmony ADRs		Harmony ADRs
	($ per ADR)		($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2005
First Quarter	13.74	9.75	16.29	12.93
Second Quarter	14.29	9.05	16.96	15.54
Third Quarter	9.58	7.51	13.90	13.39
Fourth Quarter	8.80	5.96	15.88	14.27
Full Year	14.29	5.96	16.96	12.93
Fiscal year ended June 30, 2006
First Quarter	11.23	7.21	11.06	7.20
Second Quarter	13.64	9.71	13.64	9.71
Third Quarter	18.84	12.25	18.84	12.25
Fourth Quarter	17.76	11.90	17.76	11.90
Full Year	18.84	7.21	18.84	7.21
Fiscal year ended June 30, 2007
First Quarter	17.10	11.91	17.10	11.91
Second Quarter	17.26	12.81	17.26	12.81
Third Quarter	15.97	12.80	15.97	12.80
Fourth Quarter	16.70	13.15	16.70	13.15
Full Year	16.76	12.67	16.76	12.67
Month of
July 2007	15.27	15.13	15.19	13.36
August 2007	14.10	8.41	13.97	8.48
September 2007	12.36	8.97	12.31	9.33
October 2007	11.90	9.41	11.90	9.58
On November 28, 2007, the closing share price of Harmony’s ordinary shares on the NYSE was US$10.40.
On November 28, 2007, the closing share price of Harmony’s ordinary shares on NASDAQ was US$10.40.
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

Following the closure of the open outcry trading floor on June 7, 1996, an order driven, centralized automated trading system known as the JSE Equities Trading, or JET, system was introduced together with dual trading and negotiated brokerage. On August 18, 1997, the Listings division of the JSE introduced a real time news service for the dissemination of company announcements and price sensitive information. SENS (Stock Exchange News Service) ensures early, equal and wide dissemination of all information that is expected to have an effect on the prices of securities that trade on the JSE. In 1998, the JSE introduced an Internet-based Service, the Emerging Enterprise Zone, or the EEZ, to match seekers and providers of capital for small and medium business. In November 1999, the electronic clearing and settlement system, STRATE (Share Transactions Totally Electronic) was introduced and the JET system was modified to prepare for the implementation of an open interface to the system via the Application Program Interface. The Alternative Exchange, known as the “AltX”, aimed at attracting smaller companies to the JSE, was launched in October 2003 and at 30 September 2007 boasts 60 listings with more companies due to list by the end of 2007. Yield-X, which trades spot and derivative interest rate products across the yield curve on an automated central order book was introduced in February 2005. The JSE’s Single Stock Futures market is the world leader in terms of contracts traded, according to the World Federation of Exchanges’ IOMA Derivative Markets Survey. Concurrent with its loss of tax-exempt status on July 1, 2005, the JSE Securities Exchange South Africa demutualized, ending its 118 year history as a tax-exempt, member owned, voluntary association to become JSE Limited, a public but unlisted company. Liquidity on the JSE has grown from 5% in 1996 to more than 40% by 30 September 2007. The market capitalization of the JSE equities market was USD777,4 million at 31 August 2007, with the JSE ranking as the 19th largest stock exchange in the world.
     The JSE is a fully integrated exchange, which over the last few years has successfully broadened the range of products offered. Historically the JSE derived most of its revenue from the equities market (100% in 2000). However, new products such as derivatives, fixed interest rate products, exchange traded funds, agricultural products and information products has reduced the JSE’s reliance on equities (71.5% equities, 17.6% agricultural products and 10.9% financial derivatives in 2004). Turnover in terms of value of equities traded on the JSE increased during 2005/2006 despite the fall in the number of listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) as at September 30, 2007 was 43.2%. At that date there were 340 companies listed on the JSE.
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
General
     Harmony is a public company with limited liability, and is registered under the Companies Act with the Registrar of Companies, Department of Trade and Industry under Registration number 1950/038232/06. Harmony is governed by its Memorandum of Association and Articles of Association, the provisions of the Companies Act and the various Listings Requirements. Harmony’s operations are also subject to various laws and regulations, including those described in Item 4. “Information on the Company Regulation.”
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
Rotation
     At each annual general meeting of Harmony, one-third of the directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. At the general meeting of shareholders held on November 26, 2007,

Mr P.T. Motsepe and Mr J.A. Chissano, were due to retire by rotation and were re-elected as directors. Retiring directors are eligible for re-election and said directors have made themselves available for re-election.
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
Share Capital
     As of June 30, 2007, the issued share capital of Harmony consisted of 399,608,384 ordinary shares with a par value of rand 0.50 each. As of November 28, 2007 the issued share capital of Harmony consisted of 400,091,227 ordinary shares with a par value of Rand 0.50 each. At the general meeting held on November 12, 2004, Harmony’s authorized share capital was increased from 450,000,000 ordinary shares with a par value of Rand 0.50 to 1,200,000,000 ordinary shares with a par value of Rand 0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.
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
MATERIAL CONTRACTS
     Harmony enters into material contracts in connection with its business, as described in Item 4. “Information on the Company — Business” and in connection with financing arrangements, as described in Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
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
     These comments relate to exchange controls in force at June 30, 2007. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African Government in the future.

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
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENTS BY EXPERTS
     Not applicable.
DOCUMENTS ON DISPLAY
     Harmony’s Memorandum and Articles of Association may be examined at its principal place of business at: Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa. Harmony also files annual and, furnishes interim reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:
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

Harmony’s Hedging Policy
     As a general rule Harmony sells its gold production at market prices. We generally do not enter into forward sales, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. For more detailed information on Harmony’s hedging policy, see Item 4. “Information on the Company — Business — Hedge Policy.”
     A substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by Harmony. In fiscal 2003, Harmony restructured the overall hedge portfolio of the Australian operations and changed the classification of the hedge book from normal purchase and sale agreements to speculative contracts. The mark-to-market movements on these contracts are reflected in the income statement. Harmony has reduced the remaining hedge positions of the Australian operations by primarily closing out the remainder of these hedge agreements.. In May 2007, Harmony closed out the remainder of its Australian hedge book, which it had inherited with the acquisition of the Hill 50 mine. In total, some 220,000 ounces were closed out at an average spot rate of A$809/ounce, for a total cost of A$72.8 million ($60.0 million). This means that Harmony is now totally unhedged.
Summary of the group’s gold hedge position at June 30, 2006

						Mark-to-
		June 30,	June 30,	June 30,		market
Year		2007	2008	2009	Total	$’000

AUSTRALIAN DOLLAR GOLD

Forward contracts	Kilograms	4,572	3,110	3,110	10,793
	Ounces	147,000	100,000	100,000	347,000	(86,276)
	A$ per oz	515	518	518	516

Call options sold	Kilograms	311	—	—	311
	Ounces	10,000	—	—	10,000	(1,842)
	A$ per oz	562	—	—	562

Total commodity contracts	Kilograms	4,883	3,110	3,110	11,104

	Ounces	157,000	100,000	100,000	357,000	(88,118)

Commodity Sales Agreements
     Harmony did not have any commodity sales agreements in place as of June 30, 2007.
Commodity Hedging Experience
     In fiscal 2006, Harmony sold 2,386,925 ounces of gold at an average price of $529 per ounce. At a gold price of $250, product sales would have amounted to approximately $597 million for fiscal 2006, a reduction of approximately $666 million in product sales. In fiscal 2007, Harmony sold 2,334,198 ounces of gold at an average price of $638 per ounce. At a price of $250, product sales would have amounted to approximately $584 million for fiscal 2007, a reduction of approximately $904 million in product sales.
     The gold spot price on November 28, 2007 was $805/oz per ounce. During fiscal 2007, the gold spot price traded in a range from $566 to $691 per ounce.
Foreign Currency Sensitivity
     Harmony’s revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.

     Harmony however, inherited forward exchange contracts with the acquisition of Avgold in fiscal 2004. These contracts did not meet the hedging criteria and the mark-to-market movement was reflected in the income statement. The last portion of these forward exchange contracts matured on December 31, 2005. All the forward exchange contracts were closed out in accordance with the contract specifications, resulting in a NIL exposure to Harmony on June 30, 2007.
Harmony did not have any currency contracts in place as of June 30, 2007.
Sensitivity Analysis
     All of Harmony’s currency contracts were closed out as of June 30, 2006.
Interest Rate Sensitivity
     Gold lease rate swaps. Harmony generally undertakes specific actions in line with approved group risk management policies to cover or reduce its exposure to interest rate risk. Through its acquisitions of New Hampton and Hill 50, Harmony held certain gold lease rate swaps. Harmony closed out all the remaining gold lease rate swaps during fiscal 2005.
     Interest rate swaps. On June 14, 2001, Harmony issued Rand-denominated senior unsecured fixed rate bonds in an aggregate principal amount of Rand 1.2 billion ($167 million at an exchange rate of R7.17 per $1.00), with semi-annual interest payable at a rate of 13% per annum. These bonds were repaid on June 14, 2006. In connection with these bonds, Harmony entered into an interest rate swap on Rand 600 million ($84 million at an exchange rate of 7.17 per $1.00). The interest rate swap consisted of two tranches: (i) a Rand 400 million ($56 million at an exchange rate of R7.17 per U.S. $1.00) tranche which received a fixed rate of 13% and paid a floating rate of 3 Month JIBAR (reset quarterly) plus 1.8% and (ii) a Rand 200 million ($28 million at an exchange rate if R7.17 per $1.00) tranche which received a fixed rate of 13% and paid a floating rate at 3 month JIBAR (reset quarterly) plus 2.2%.
     Harmony’s interest rate swaps were all closed out as of June 30, 2006.
     At June 30, 2007, the fair value of Harmony’s US dollar-denominated long-term liabilities, including the short-term portion of such liabilities, was $ nil.
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
     fatal injury frequency rate: the number of fatal injuries per million hours worked.
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
     lost time injury frequency rate:  the number of lost time injuries per million hours.
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
     Pyrite: a brassy-colored mineral of iron sulphide (compound of iron and sulfur).
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
     Sulphide: a mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite, FeS.
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
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
At a general meeting held on November 26, 2007, Harmony’s shareholders authorized the Board to (i) place 10% of the unissued ordinary shares of the company under directors’ control and (ii) authorizing the Board to allot and issue up to 10% of all or any of Harmony’s authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE .
At a general meeting held on November 11, 2006, Harmony’s shareholders authorized the Board to acquire from time to time such a number of its issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which Harmony’s ordinary shares may be quoted or listed. The shareholders also approved amendments to Harmony’s Articles of Association in order to comply with the JSE amended listing requirements.
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
USE OF PROCEEDS
     Not applicable.
Item 15. DISCLOSURE CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
As of June 30, 2007, our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) carried out an evaluation of the effectiveness of our “disclosure controls and procedures”. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives. Based on the foregoing, the Company’s management, including the CEO and CFO, concluded that our disclosure controls and procedures were not effective as of June 30, 2007 due to material weaknesses in our internal control over financial reporting described below.
(b) Management’s Annual Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Our system of internal control over financial reporting is required to be designed to provide reasonable assurance to the company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Due to inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.
Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007 using the criteria described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.
Based on the assessment under these criteria, management has identified the following material weaknesses:
1.	Information technology control environment
The Company has failed to maintain an effective information technology control environment as evidenced by certain control deficiencies related to the implementation of the Oracle ERP system. These deficiencies relate to the Company’s inability to prevent and detect errors in the configuration of various modules in the Oracle ERP system, including standard reconciliations, inventory valuation and financial reports being generated by the system. In addition the Company did not properly implement controls to achieve adequate segregation of duties or prevent and detect unauthorised access to data within the Oracle ERP system and controls to prevent and detect unauthorised changes to the Oracle ERP system. In addition the company failed to effectively monitor the Oracle ERP implementation process as management was unable to identify the aforementioned configuration deficiencies as well as the absence of mitigating manual controls.
2.	Assets brought into use
The Company failed to maintain effective preventative and detective monitoring controls over the accuracy of depreciation expense on mining assets under construction. This deficiency relates to the early commencement of depreciation on the Tshepong and Elandsrand new mine developments which has not yet reached more than inconsequential levels of production.
3.	Capitalisation of borrowing costs
The Company failed to maintain effective preventative and detective controls over the completeness of capitalized borrowing costs on qualifying assets. This deficiency relates to the five capital projects the Company is currently undertaking.
4.	Valuation of inventory
The Company failed to maintain effective preventative and detective controls over the completeness and accuracy of the reconciliation of stores inventory. This deficiency relates to the proper capitalisation of inventory costs.
5.	Deferred tax

The Company failed to maintain effective preventative and detective controls over the completeness and accuracy of the reconciliation of certain adjustments recorded within the deferred tax balance. This deficiency relates to adjustments recorded at the Western Australian and Papua New Guinea operations.
PricewaterhouseCoopers, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of June 30, 2007, as stated in their report, which appears herein.
Background and Additional Information Regarding Material Weaknesses
Information technology control environment
An evaluation of the effectiveness of our internal controls over financial reporting was conducted in fiscal 2006. It was evident that the accounting system then in use had to be replaced, due to the following reasons:
o	To move away from legacy systems which make extensive use of external spreadsheets and databases which are prone to both error and manipulation;

o	To assist in complying with the requirements of the Sarbanes Oxley Act of 2002;

o	Lack of external support for the system from the software providers.
The system was replaced with an Oracle Enterprise Resource Planning (ERP) system that would enhance the control environment. An aggressive implementation plan was embarked on in May 2006 and the implementation date was set for December 3, 2006.
Regular Management Committee meetings and Steering Committee meetings were held to monitor and measure the implementation process with quarterly reporting to the Board of Directors. However, the IT Steering Committee could not effectively monitor the process as they were not provided with detailed information by the implementation team. As a result, the Company failed to identify that the controls over the system development life cycle were not operating effectively. These deficiencies relate to the company’s inability to prevent and detect errors in the configuration of various modules in the Oracle ERP system, including standard reconciliations, inventory valuation and financial reports being generated by the system
In addition, the Company did not properly implement controls to achieve adequate segregation of duties to prevent and detect unauthorised access to data within the Oracle ERP system.
Furthermore, the Company did not have a contingency plan in place to ensure effective controls over financial reporting in the event of a breakdown in the Oracle automated controls. The time period in which the new system was implemented did not allow the company to implement a fully collaborative approach between the project implementation team, business process owners, service providers and advisors. The following configuration deficiencies were detected in the system at the time of going live:
Standard reconciliations
o	The automated bank reconciliation function within the Oracle ERP system was not available due to incorrect configuration of the system at the implementation date. As a result bank reconciliations were not performed timely.

o	Supplier reconciliations were not performed and payments were not allocated accurately to suppliers which resulted in duplicated payments.
Inventory valuation
Incorrect configuration of the inventory module resulted in inventory items being recorded at the incorrect units of measure as well as unit prices.
Business performance reviews
Reports generated by the system were incorrect and unreliable as certain elements within working costs were posted to suspense accounts on the balance sheet with the effect of understating the costs recorded in the business unit.
The Company’s plan for remediation of material weakness

In light of the conclusion that the company’s internal control over financial reporting was not effective, management has developed and is implementing a plan intended to remediate such ineffectiveness and to strengthen its internal controls over financial reporting through the implementation of remedial measures, which include:
Information Technology Control Environment
1. The Company has appointed an external consultant to identify, evaluate and correct the deficiencies within the current configuration with-in Oracle ERP. The Company has performed an effective due diligence on the competencies and experience of the consultant. The following criteria have been followed to ensure that the consultant has the required competence and experience:
o	Proof of global accreditation has been verified with Oracle. The consultant has Global Implementation Partner status with Oracle Corporation.

o	A reference check on the credentials of the consultant has been performed.

o	A service level agreement has been signed with the consultant and deliverables are measured and monitored on a periodic basis.

o	Proof of implementation methodology developed by the consultant has been provided with all supporting documentation.

o	A background check has been performed on all other consultants assisting with this project. .
2. To ensure integrity of the information provided to management, information being reported to the various committees tasked with monitoring the Oracle project within the Company will be independently verified by the internal auditors based on the relative risk associated with the information being provided.
o	The committee members will analyse and request information to enable them to understand the reported issues as well as identify other risks.

o	The chief information officer will ensure that accurate and detailed information is provided to the monitoring committees within the company.
3. The Company has implemented manual control procedures during the interim period to ensure that reliable and accurate information is produced. These manual control procedures will remain in place until such time as management has assured themselves to the effective operation of the automated controls within the Oracle ERP system.
o	The Company is continuing with the manual reconciliations between the general ledger and Projects module to ensure accurate financial reporting.

o	The following key accounts are now reconciled and reviewed on a monthly basis.
•	Project clearance account

•	Oracle ERP Suspense accounts

•	Balance sheet account review

•	Stores valuations

•	Bank accounts
4. The Company has launched a project in September 2007 to manually reconcile all of the supplier accounts with the assistance of external consultants. These consultants will only assist until such time as the backlog has been cleared and the Company is comfortable that the costs and related liabilities are recorded accurately and complete in the system, after which the company will take full control of its controls. These external consultants operate under direct supervision of management.
Access to programmes and data and change controls
1. Since June 2007 the Company has implemented access control procedures in respect of the use of information within the ERP system.
2. The Company has designed and implemented change control procedures that will be applied for all systems including the configuration changes to Oracle ERP. No change to the system will be officially considered unless it is accompanied by an approved change request. The access controls are now in place to ensure that no unauthorised changes are made to the system.

3. The Change Advisory Panel (CAP) was set up in May 2007 to oversee and monitor all changes made to the system. The members of the panel are business owners and IT management with delegated authority. CAP will review the proposed changes and approve them before a change is implemented.
Financial reporting closing process
1. The Company implemented adequate manual preventative and detective monitoring controls subsequent to June 30, 2007 to mitigate the risk of material misstatement in the financial records. In future, these monitoring controls will be performed on a quarterly basis.
2. As an interim measure, the Company will make use of the internal auditors to review the amortisation calculations on a quarterly basis. As a long term measure, additional management will be allocated to perform the review and monitoring function over capital assets and amortisation calculation.
3. Review and evaluation of borrowing costs to be capitalised will now be performed by management on a quarterly basis.
4. Regular stores inventory cycle counts are performed. Manual reconciliations are performed to validate the accuracy of figures (quantities and values) on Oracle ERP generated inventory reports. Physical wall to wall inventory counts are also being conducted every 3 months, as per the current policy. Adjustments to inventory are reviewed and approved.
5. A manual control procedure has been implemented whereby the deferred tax balance is reconciled subsequent to processing the US GAAP adjustments to ensure the validity of prior year entries still included in the reconciliation.
6. The Company now performs monthly reconciliation of stores clearing accounts and clear all reconciling items on a monthly basis to ensure that capitalisation of inventory costs are accurate.
(c) Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Inc’s attestation report on the effectiveness of the Company’s internal control over financial reporting is included in Item 18 of this Annual Report on Form 20-F.
(d) Changes in Internal Control Over Financial Reporting
Not applicable.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     At this time Harmony does not have an individual “audit committee financial expert” as defined by the rules of the SEC.
The audit committee members through their collective experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of generally accepted accounting principles, overseeing the preparation, audit and evaluation of financial statements. Harmony believes that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002. See Item 7. “Directors and Management — Board Practices — Audit Committee.”
Item 16B. CODE OF ETHICS
The Harmony Code of Ethics has been developed to respond to the challenge of ethical conduct in a business environment. The Code of Ethics goes beyond the company’s legal and institutional responsibilities by formalizing Harmony’s values. The purpose of the code is to guide employees’ behaviour, not to provide specific answers to every conceivable situation in the workplace. We approached the development and the annual review of the Code of Ethics in a fully inclusive manner, with broad consultation and information gathering at all levels of the company. Employees have been kept fully informed about the Code of Ethics and all employees are expected to comply with its contents. (The term ‘employees’ is used in the broadest sense and includes all staff with which a service contract exists, including management, non-management, directors, contractors, consultants, suppliers and temporary staff.) An Ethics Committee was formed in May 2006, which consists of four executive managers. This committee is required to meet quarterly to monitor the gift registers and any reported unethical behaviour. The Code of Ethics is available on Harmony’s website at www.harmony.co.za.
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

Fiscal year ended June 30, 2006	$1.634 million
Fiscal year ended June 30, 2007	$1.343 million
AUDIT-RELATED FEES
     The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2006	$0.688 million
Fiscal year ended June 30, 2007	$0.451 million
     Fees related to interim reviews and review of interim reports, other SEC filings as well as guidance on section 404 Sarbanes Oxley compliance.
TAX FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2006	$0.24 million
Fiscal year ended June 30, 2007	$0.168 million
     Services comprised advice on capital gains tax issues, treatment of tax in respect of acquisitions, guidance on share option schemes.
ALL OTHER FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2006	—
Fiscal year ended June 30, 2007	—
AUDIT COMMITTEE APPROVAL
     Harmony’s audit committee pre-approves an engagement by Harmony of PricewaterhouseCoopers Inc. to render audit or non-audit services. All of the services described above were approved by the audit committee.
Item 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER

     Not applicable.
Item 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for the fiscal year ended June 30, 2007 and the related information pursuant to Item 18.
Item 18. FINANCIAL STATEMENTS
Financial Statements
The financial statements appear in this annual report on Form 20-F beginning on page F-3. The report of the independent registered public accountants begins on page F-2.

Item 19. EXHIBITS

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.1	Notice to shareholders dated September 25, 2007 in respect of the Annual General Meeting held on November 26, 2007.

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.3	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.4	Form of ADR (included in Exhibit 2.3).

2.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.6	Form of Global Bond (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.7	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2	Harmony 2006 Share Scheme.

4.3	Sale of Shares Agreement amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.4	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.5	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.6	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.7	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.8	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.9	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.10	Right of Pre-emption and Deed of Adherence between Nedbank Limited, Harmony, African Rainbow Minerals & Exploration Investments (Proprietary) Limited and ARMgold Harmony Joint Investment Company (Proprietary) Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.11	Agreement of Assignment between African Rainbow Minerals & Exploration Investments (Proprietary) Limited, Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and The Trustees of The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.12	Harmony Option Agreement between Harmony and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).
4.13	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.14	Term Loan Agreement with Rand Merchant Bank dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.15	Pledge Agreement in favor of FirstRand Bank Limited (acting through its Rand Merchant Bank division) dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.16	Senior Facility Agreement among Nedbank Limited and Harmony Gold Mining Company Limited and the Guarantors named therein dated on or about September 28, 2007.

4.17	Cession and Pledge in Security by African Rainbow Minerals Gold Limited in favour of Nedbank dated on or about September 28, 2007.

4.18	Cession and Pledge in Security by Harmony Gold Mining Company Limited in favour of Nedbank dated on or about September 28, 2007.

4.19	Preference Share Subscription Agreement dated March 20, 2007 by and among FirstRand Bank Limited (RMB), Harmony and the subsidiaries named therein.

4.20	Senior Bridge Loan Facility with RMB dated June 29, 2007.

4.21	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, Harmony hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Graham Briggs
Graham Briggs
Acting Chief Executive Officer
Date: December 7, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of June 30, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because material weaknesses in internal control over financial reporting related to the following existed as of that date.

1. Information technology control environment

The Company has failed to maintain an effective information technology control environment as evidenced by certain control deficiencies related to the implementation of the Oracle ERP system. These deficiencies relate to the Company’s inability to prevent and detect errors in the configuration of various modules in the Oracle ERP system, including standard reconciliations, inventory valuation and financial reports being generated by the system. In addition the Company did not properly implement controls to achieve adequate segregation of duties or prevent and detect unauthorised access to data within the Oracle ERP system and controls to prevent and detect unauthorised changes to the Oracle ERP system. In addition the company failed to effectively monitor the Oracle ERP implementation process as management was unable to identify the aforementioned configuration deficiencies as well as the absence of mitigating manual controls.

2. Assets brought into use

The Company failed to maintain effective preventative and detective monitoring controls over the accuracy of depreciation expense on mining assets under construction. This deficiency relates to the early commencement of depreciation on the Tshepong and Elandsrand new mine developments which has not yet reached more than inconsequential levels of production.

3. Capitalisation of borrowing costs

The Company failed to maintain effective preventative and detective controls over the completeness of capitalized borrowing costs on qualifying assets. This deficiency relates to the five capital projects the Company is currently undertaking.

4. Valuation of inventory

The Company failed to maintain effective preventative and detective controls over the completeness and accuracy of the reconciliation of stores inventory. This deficiency relates to the proper capitalisation of inventory costs.

5. Deferred tax

The Company failed to maintain effective preventative and detective controls over the completeness and accuracy of the reconciliation of certain adjustments recorded within the deferred tax balance. This deficiency relates to adjustments recorded at the Western Australian and Papua New Guinea operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control appearing under Item 15b of this Form 20-F. We do not express an opinion or any other form of assurance on management’s statements included in Item 15b under the heading “Background and Additional Information Regarding Material Weaknesses.”

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in note 3 to the consolidated financial statements, the Company adopted SAB 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” during the year ended June 30, 2007.
PricewaterhouseCoopers
December 7, 2007

Harmony Gold Mining Company Limited
Consolidated Statements of Income
For the years ended June 30

	2007	2006	2005
	$’000	$’000	$’000

CONTINUING OPERATIONS

REVENUES
Product sales	1,346,596	1,140,838	1,139,531

COSTS AND EXPENSES
Production costs exclusive of depreciation and amortization	1,023,558	958,554	1,036,780
Depreciation and amortization	122,530	154,031	147,997
Impairment of assets	10,243	15,951	122,819
Employment termination and restructuring costs	—	(12,289)	73,215
Care and maintenance cost of restructured shafts	9,184	26,837	29,975
Profit on sale of property, plant and equipment	(25,346)	(10,148)	(13,594)
Corporate expenditure	27,564	19,929	17,943
Exploration expenditure	26,864	11,090	4,672
Marketing and new business expenditure	8,987	9,171	15,310
Decrease in rehabilitation costs	(1,597)	(2,674)	(898)
Post retirement benefits expense	(1,844)	1,175	9,137

	1,200,143	1,171,627	1,443,356

OPERATING PROFIT/(LOSS)	146,453	(30,789)	(303,825)

OTHER (EXPENSES)/INCOME
Dividends received	2,030	3,321	2,785
Loss on derivative financial instruments	(284,692)	(52,659)	(18,386)
(Loss)/profit on sale of listed investments	(4,898)	45,345	(93,479)
Impairment of listed investment	(51,087)	—	(63,234)
Profit on sale of investment in associates	33,478	—	—
Profit/(loss) on sale of subsidiaries	—	3,035	(114)
Profit on sale of investment in joint ventures	30	—	—
Interest income	24,910	32,411	21,295
Interest expense — net of amounts capitalized of $7.7 million, $2.3 million and $1.9 million in 2007, 2006 and 2005, respectively	(47,596)	(55,544)	(63,936)
Other expenses	(6,599)	(26,444)	(17,372)

	(334,425)	(50,535)	(232,441)

LOSS FROM CONTINUING OPERATIONS BEFORE TAXATION AND EQUITY INCOME/(LOSS) FROM JOINT VENTURES AND ASSOCIATED COMPANIES	(187,972)	(81,324)	(536,266)
Income and mining tax (expense)/benefit	(34,202)	1,023	64,052
Equity income of joint venture	1,702	445	—
Equity loss of associated companies	(2,576)	(16,444)	—

LOSS FROM CONTINUING OPERATIONS	(223,049)	(96,300)	(472,214)

LOSS FROM DISCONTINUED OPERATIONS	(72,386)	(61,483)	(80,335)

LOSS BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	(295,435)	(157,783)	(552,549)
Cumulative effect of change in accounting principle, net of tax	—	2,058	—

NET LOSS	(295,435)	(155,725)	(552,549)

	2007	2006	2005
	$’000	$’000	$’000

CONTINUING OPERATIONS

BASIC LOSS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(0.56)	(0.28)	(1.30)
FULLY DILUTED LOSS PER SHARE ($) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(0.56)	(0.28)	(1.30)
BASIC LOSS PER SHARE ($)	(0.56)	(0.24)	(1.30)
FULLY DILUTED LOSS PER SHARE ($)	(0.56)	(0.24)	(1.30)

DISCONTINUED OPERATIONS
BASIC LOSS PER SHARE ($)	(0.18)	(0.16)	(0.22)
FULLY DILUTED LOSS PER SHARE ($)	(0.18)	(0.16)	(0.22)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	398,593,297	394,409,512	362,499,012
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE	398,593,297	394,409,512	362,499,012
DIVIDEND PER SHARE ($)	—	—	0.05
The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Comprehensive Income
For the years ended June 30

	2007	2006	2005
	$’000	$’000	$’000

Loss — before cumulative effect of change in accounting principle	(295,435)	(157,783)	(552,549)

Cumulative effect of change in accounting principle, net of tax	—	2,058	—

Net loss	(295,435)	(155,725)	(552,549)

Other comprehensive income/(loss)
Mark-to-market of listed and other investments — unrealized	296,980	119,713	(44,674)
Mark-to-market of listed and other investments — realized	4,046	(38,253)	105,892
Foreign currency translation adjustment	98,206	(191,651)	(197,665)

Other comprehensive income/(loss)	399,232	(110,191)	(136,447)

Comprehensive income/(loss)	103,797	(265,916)	(688,996)

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Balance Sheets
At June 30

	2007	2006
	$’000	$’000

ASSETS
CURRENT ASSETS
Cash and cash equivalents	99,759	89,189
Restricted cash	38,881	—
Receivables	135,868	100,175
Listed and other investments	705,985	—
Inventories	104,422	91,998
Materials contained in heap leach pads	524	515
Income and mining taxes	2,298	4,359
Deferred income and mining taxes	65,896	142,109

	1,153,633	428,345

Non-current assets classified as held for sale	182,475	—

Total current assets	1,336,108	428,345

Property, plant and equipment	3,533,938	3,306,555
Other assets	2,398	3,605
Intangible assets	34,005	28,256
Restricted cash	723	35,599
Receivables	7,057	12,701
Listed and other investments	197,499	378,742
Investments in associates	853	266,331
Investments in joint ventures	1,336	2,065

Total non-current assets	3,777,809	4,033,854

TOTAL ASSETS	5,113,917	4,462,199

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES
Accounts payable and other liabilities	94,546	78,391
Short term portion of long term loans	404,985	140,344
Payroll and leave liabilities	100,373	87,909
Accrued liabilities	53,466	36,182
Bank overdraft	31,232	—
Dividends payable	994	976

	685,596	343,802
Liabilities directly associated with non-current assets classified as held for sale	77,614	—

Total current liabilities	763,210	343,802

Long-term loans	270,079	394,608
Deferred income and mining taxes	512,829	521,000
Derivative financial liabilities	354,896	150,038
Share appreciation rights liability	877	—
Provision for environmental rehabilitation	131,913	110,164
Provision for social plan	2,429	2,259
Provision for post retirement benefits	15,257	14,964

	1,288,280	1,193,032

Commitments and contingencies (Note 34)	—	—

SHAREHOLDERS’ EQUITY
Share capital - 1,200,000,000 (2006: 1,200,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 400,290,884 (2006: 397,616,950)	31,916	31,730
Additional paid-in capital	3,449,119	3,429,775
Accumulated loss	(822,287)	(540,587)
Accumulated other comprehensive income	403,678	4,446

Total shareholders’ equity	3,062,426	2,925,364

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,113,917	4,462,199

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30

					Accumulated
	Number of			(Accumulated	other
	ordinary		Additional	loss)/retained	comprehensive
	shares issued	Share capital	paid-in capital	earnings	income	Total
		$’000	$’000	$’000	$’000	$’000

BALANCE — JUNE 30, 2004	321,424,077	25,204	2,616,419	182,140	251,084	3,074,847

Issue of shares
- Acquisition of 11.5% interest in Gold Fields	72,173,265	6,210	760,980	—	—	767,190
Exercise of employee share options	426,352	34	18,844	—	—	18,878
Share issue expenses	—	—	(12,957)	—	—	(12,957)
Consolidation of share trusts	—	—	324	—	—	324
Net loss	—	—	—	(552,549)	—	(552,549)
Dividends declared	—	—	—	(14,453)	—	(14,453)
Mark-to-market of listed and other investments	—	—	—	—	61,218	61,218
Foreign exchange translation adjustment	—	—	—	—	(197,665)	(197,665)

BALANCE — JUNE 30, 2005	394,023,694	31,448	3,383,610	(384,862)	114,637	3,144,833

Issue of shares
Exercise of employee share options	3,593,256	282	43,399	—	—	43,681
Consolidation of share trusts	—	—	2,766	—	—	2,766
Net loss	—	—	—	(155,725)	—	(155,725)
Mark-to-market of listed and other investments	—	—	—	—	81,460	81,460
Foreign exchange translation adjustment	—	—	—	—	(191,651)	(191,651)

BALANCE — JUNE 30, 2006	397,616,950	31,730	3,429,775	(540,587)	4,446	2,925,364

Adjustment to accumulated loss in respect of adoption of SAB 108 (see note 3)	—	—	—	13,735	—	13,735
Issue of shares
Exercise of employee share options	2,673,934	186	18,094	—	—	18,280
Consolidation of share trusts			1,250			1,250
Net loss	—	—	—	(295,435)	—	(295,435)
Mark-to-market of listed and other investments	—	—	—	—	301,026	301,026
Foreign exchange translation adjustment	—	—	—	—	98,206	98,206

BALANCE — JUNE 30, 2007	400,290,884	31,916	3,449,119	(822,287)	403,678	3,062,426

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended June 30
The following is a reconciliation of the components of accumulated other comprehensive income/(loss) for the periods presented:

	Mark-to-	Mark-to-
	market of	market of	Foreign		Accumulated
	cash flow	listed and	currency	Deferred share-	other
	hedging	other	translation	based	comprehensive
	instruments	investments	adjustment	compensation	income/(loss)
	$’000	$’000	$’000	$’000	$’000

BALANCE — JUNE 30, 2004	54	(59,283)	310,313	—	251,084

Mark-to-market of listed and other investments — unrealized	—	(43,656)	—	—	(43,656)
Mark-to-market of listed and other investments — realized	—	105,892	—	—	105,892
Mark-to-market of environmental trust funds	—	(1,018)	—	—	(1,018)
Foreign currency translation adjustment	(54)	(68)	(197,543)	—	(197,665)

BALANCE — JUNE 30, 2005	—	1,867	112,770	—	114,637

Mark-to-market of listed and other investments — unrealized	—	120,014	—	—	120,014
Mark-to-market of listed and other investments — realized	—	(38,253)	—	—	(38,253)
Mark-to-market of environmental trust funds	—	(301)	—	—	(301)
Foreign currency translation adjustment	—	1,648	(193,299)	—	(191,651)

BALANCE — JUNE 30, 2006	—	84,974	(80,529)	—	4,446

Mark-to-market of listed and other investments — unrealized	—	330,610	—	—	386,177
Mark-to-market of listed and other investments — realized	—	4,046	—	—	4,046
Mark-to-market of environmental trust funds	—	257	—	—	257
Other-than-temporary impairment of listed investment	—	51,087	—	—	(3,401)
Foreign currency translation adjustment	—	90	98,116	—	98,206

BALANCE — JUNE 30, 2007	—	386,090	17,587	—	403,678

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited
Consolidated Statements of Cash Flows
For the years ended June 30

	2007	2006	2005
	$’000	$’000	$’000

CASH FLOW FROM OPERATIONS
Sources of cash
Cash received from customers	1,488,469	1,263,333	1,265,200
Interest and dividends received	27,342	35,826	24,181

Cash provided by operating activities	1,515,811	1,299,159	1,289,381

Uses of cash
Cash paid to suppliers and employees	1,317,768	1,213,910	1,353,887
Interest paid	31,455	31,609	42,156
Income and mining taxes paid	1,903	1,829	8,952

Cash used in operating activities	1,351,126	1,247,348	1,404,995

NET CASH GENERATED/(UTILIZED) BY OPERATIONS	164,685	51,811	(115,614)

CASH FLOW FROM INVESTING ACTIVITIES

Net increase in amounts invested in environmental trusts	(1,696)	(4,318)	(251)
Restricted cash	(4,011)	(31,913)	1,585
Cash held by subsidiaries on acquisition	—	—	723
Cash held by subsidiaries at disposal	—	—	(1,830)
Other direct costs of investment in Gold Fields	—	—	(13,802)
Cash paid for Village	—	(64)	—
Cash paid for Western Areas	—	(321,477)	—
Cash received for Buffalo Creek	—	3,058	—
Cash paid for Orpheo	—	(733)	—
Proceeds on disposal of listed investments	54,634	364,974	380,363
(Increase)/decrease in other non-current investments	(4,755)	2,824	(1,204)
Additions to intangible assets	(5,769)	—	—
Proceeds on disposal of mining assets	26,448	12,509	20,892
Additions to property, plant and equipment	(378,131)	(271,755)	(228,524)

NET CASH (UTILIZED)/GENERATED BY INVESTING ACTIVITIES	(313,280)	(246,895)	157,952

CASH FLOWS FROM FINANCING ACTIVITIES

Long-term borrowings raised	252,526	160,149	231,554
Long-term borrowings paid	(138,610)	(204,414)	(199,655)
Increase in bank overdraft	31,232	—	—
Ordinary shares issued — net of expenses	19,158	28,684	(9,695)
Dividends paid	(917)	(1,034)	(14,495)

NET CASH GENERATED/(UTILIZED) BY FINANCING ACTIVITIES	163,389	(16,615)	7,709

EFFECTS OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(3,812)	34,142	(323)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	10,982	(177,557)	49,724
CASH AND CASH EQUIVALENTS — JULY 1	89,189	266,746	217,022

CASH AND CASH EQUIVALENTS — JUNE 30	100,171	89,189	266,746

The accompanying notes are an integral part of these consolidated financial statements
The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of listed and other investments. See note 4 and note 25.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
1	NATURE OF OPERATIONS

Harmony Gold Mining Company Limited and its subsidiaries (collectively “Harmony” or the “Company”) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the Company’s principal product, is currently produced at its operations in South Africa. As discussed in note 17, Harmony has classified the results of its Australian operations as discontinued operations.

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

The following are the accounting policies used by the Company which have been consistently applied, unless otherwise stated:

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

(ii)	Foreign currency transactions: Transactions in foreign currencies are converted at the rates of exchange ruling at the date of these transactions. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at balance sheet date. Gains, losses and costs associated with foreign currency transactions are recognized in the income statement in the period to which they relate. These transactions are included in the determination of other (expenses)/income.

(iii)	Functional currency: The functional currency of the majority of the Company’s operations is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method are included as a separate component of shareholders’ equity.

References to “A$” refers to Australian currency, “R” to South African currency, and “$” or “US$” to United States currency.
(d)	FINANCIAL INSTRUMENTS are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy. Financial instruments carried on the consolidated balance sheets include cash and cash equivalents, money market instruments, investments, receivables, accounts payable, long term loans, interest free loans, forward sales contracts, option contracts, interest rate swaps and gold leases.

(e)	CASH AND CASH EQUIVALENTS are defined as cash on hand, deposits held at call with banks and short term highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash and cash equivalents are measured at fair value.

(f)	RESTRICTED CASH consists of cash held as security deposits on mining tenements, cash held to acquire shares in subsidiaries as part of the compulsory takeover of shares as well as cash held on margin call in terms of certain conditions of borrowing agreements.

(g)	NON-CURRENT INVESTMENTS: Management determines the appropriate classification of its investments in equity securities at the time of purchase and re-evaluates such determinations at each reporting date. Non-current investments comprise of the following:
(i)	Listed investments: Investments in listed companies, other than investments in subsidiaries, joint ventures and associates, are carried at fair value. These investments are considered to be available-for-sale investments. Changes in the carrying amount of available-for-sale investments, are excluded from earnings and included as a separate component of shareholders’ equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders’ equity, are transferred to income/(loss) and included in the determination of the gain/(loss) on disposal of available-for-sale securities. The amount transferred out of equity is determined by reference to the amounts previously included as a separate component of shareholders’ equity relating to the specific investment. Unrealized losses are recognized in the determination of net income/(loss) when the market value decreases below the carrying value of the investment and this decrease is determined by management to be other than temporary in nature.

(ii)	Unlisted investments are reflected at cost. If the directors are of the opinion that there has been an impairment in the value of these investments they are written down, with the write down recognized as an expense in the period in which the impairment is determined to have taken place.
(h)	INVENTORIES are valued at the lower of cost and net realizable value. The Company’s inventories comprise of consumable stores, gold-in-process and ore stockpiles and are accounted for as follows:

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

(i)	MATERIALS CONTAINED IN HEAP LEACH PADS: The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a leach plant where the gold in solution is recovered. For accounting purposes, value is added to leach pads based on current mining costs, including applicable depreciation and amortization relating to mining operations. Value is removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad.

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

(j)	RECEIVABLES: Accounts receivable are stated at the gross invoice value adjusted for payments received and an allowance for doubtful debt, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.

(k)	ACCOUNTS PAYABLE are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

(l)	HEDGING: The Company accounts for its hedging activities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133 (“SFAS No. 133”), Accounting for Derivative instruments and Hedging Activities, as amended by Statements of Financial Accounting Standards Nos. 137, 138 and 149.

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

(m)	EXPLORATION COSTS are expensed as incurred prior to the completion of a final feasibility study to establish proved and probable reserves.

Costs incurred associated with upgrading or converting measured, indicated and inferred resources to probable reserves, including drilling and analysis costs at locations that are either in production or development stage, are expensed as incurred.

(n)	PROPERTY, PLANT AND EQUIPMENT
(i)	Mining assets including mine development costs and mine plant facilities are recorded at cost.

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

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use are capitalized to the date on which the assets are substantially completed and ready for their intended use. Interest from all interest-bearing loans are included in the calculation of the interest capitalized.

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
(o)	INTANGIBLE ASSETS consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortization and accumulated impairment losses, if any. The following are the main categories of intangible assets:
i)	Intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortised but tested for impairment on an annual basis.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is presented separately within non-current assets. Goodwill on acquisition of associates and joint ventures are included in the carrying value of investments in associates and joint ventures.

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

The intangible assets are tested for impairment at April 30.

(ii)	Intangible assets with a finite useful life

Acquired computer software licenses and development costs are capitalized on the basis of costs incurred to acquire and bring into use the acquired software.

Intangible assets with a finite useful life are amortized on a straight line basis over their estimated useful lives, which are reviewed annually, as follows:

- Computer software at 20% per year.

The assets are reviewed for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows.
(p)	ENVIRONMENTAL OBLIGATIONS: SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

SFAS No. 143 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under SFAS No. 143 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
capitalizes the cost by increasing the carrying value of the related long-lived asset. Changes resulting from revisions in the amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the rehabilitation liability and the associated capitalized retirement cost. Decreases in the rehabilitation liability in excess of capitalized retirement costs (net of accumulated depreciation) are recognized in the income statement as Decrease in rehabilitation costs. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(q)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Company’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Company’s South African mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under Listed and Other Investments on the balance sheet.

(r)	PROVISIONS are recognized when information is available prior to the issuance of financial statements which indicates that it is probable that an asset has been impaired or a liability has been incurred as at the date of the financial statements and can be reasonably estimated.

(s)	DEFERRED TAXATION: The Company follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income and mining taxes are recognized for the tax consequences of temporary differences by applying expected future mining tax rates to the differences between the tax base of certain assets or liabilities and their balance sheet carrying amount. The effect on deferred tax of any changes in tax rates is recognized in the income statement during the period in which the change in tax rate occurs.

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, deferred financial liability and unredeemed capital expenditure. A valuation allowance is recorded to reduce the carrying value of deferred tax assets if it is more likely than not that such assets will not be realized.

(t)	PENSION PLANS AND OTHER EMPLOYEE BENEFITS:
(i)	Pension plans are funded through annual contributions. The Company’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The Company’s liability is limited to its annually determined contributions.

(ii)	Medical plans: The Company provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in the income statement at re-valuation date. A liability for retirees and their dependents is accrued in full based on actuarial valuations every year.

(iii)	Share-based compensation: Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments (“SFAS No. 123(R)”). Prior to that date, the Company applied SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) in accounting for options granted after July 1, 2001 and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) together with its related interpretations in accounting for options granted prior to July 1, 2001.

The Company adopted SFAS No. 123(R) using the modified retrospective transition method. Under this method, share-based payment expense for the years ended June 30, 2006 and 2007 include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
SFAS No. 123(R). Results for all prior periods presented have been adjusted based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures. See note 3. In both cases, the Company has recognised the share-based payment expense associated with options with graded-vesting features over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.
(u)	REVENUE RECOGNITION: Revenue arising from gold sales is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the Company’s smelt-houses.

Revenue further excludes value-added tax but includes the net realized profit and losses arising from hedging transactions from matched gold sales contracts. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

(v)	INTEREST INCOME: Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(w)	DIVIDEND INCOME is recognized when the shareholders’ right to receive payment is established, recognized at the last date of registration.

(x)	DIVIDENDS DECLARED: Dividends proposed and the related transactions thereon are recognized when declared by the the Board of directors. Dividends paid therefore relate to those declared in the current fiscal year. Dividends are payable in South African Rands.

Dividends declared which are payable to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.

(y)	LOSS PER SHARE: Loss per share is based on net loss divided by the weighted average number of ordinary shares in issue during the year. Diluted loss per share includes potential ordinary shares that have a dilutive effect on earnings per share.

(z)	RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS 115” (“SFAS No. 159” or “Fair Value Option”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value through profit and loss. Application of the provisions of the Fair Value Option is optional and the provisions can be elected on an instrument by instrument basis. If the Company elects to utilize the provisions of this Statement, it may do so beginning on July 1, 2008. The Company plans to early-adopt SFAS No. 159 and anticipates electing the Fair Value Options for its investment in African Rainbow Minerals Limited, held through ARM Broad-Based Economic Empowerment Trust. The adoption of the Fair Value Option for this investment, will result in a cumulative-effect adjustment of $386.1 million, representing the unrealized gain included in Accumulated Other Comprehensive Income as at June 30, 2007. Going forward, changes in the fair value of the investment will be recorded in the Consolidated Statements of Income, consistent with changes in the fair value of derivative liability. See note 4(a), 25 and 30.

In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in connection with EITF Issue No. 06-6, Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments (“EITF 06-6”). EITF 06-6 addresses the analysis required to determine the accounting for a modification of or exchange in convertible debt instruments that changes the terms of an embedded conversion option. The consensus reached under EITF 06-6 is applicable to modifications or exchanges of debt instruments occurring after July 1, 2008. The Company will evaluate the impact of EITF 06-6 on its financial position and results of operations should there be any modifications or exchanges in debt instruments.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.This Statement does not require any new fair value measurements, it emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
This statement applies for derivatives and other financial instruments measured at fair value under SFAS No. 133, “Derivative Financial Instruments” at initial recognition and in all subsequent periods. The Company plans to early-adopt SFAS No. 157 on July 1, 2007, and is currently evaluating the impact of SFAS No. 157 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No.158”). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The adoption of SFAS No. 158 on July 1, 2006 did not have an impact on the Company’s financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN No. 48”) an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In May 2007, the FASB issued “FSP No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48” (“FSP No. FIN 48-1”). This Staff Position clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP No. FIN 48-1 specifically addresses the interaction between reviews and examinations by the taxing authority and settlement of uncertain tax positions. The provisions of FIN No. 48 and FSP No. FIN 48-1 are effective for the years beginning after December 31, 2006 (i.e., July 1, 2007 for the Company), with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN No. 48 and FSP FIN No. 48-1 on its financial statements.
3	ACCOUNTING CHANGE
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

In connection with the change relating to share-based payments, the Company followed the modified retrospective approach permitted by SFAS No. 123(R). Under this method, the Company has adjusted its financial statements for the years ended June 30, 2005 and 2004 based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, without adjustment. Prior to the adoption of SFAS 123(R) however, the Company recognized actual

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
forfeitures when they occurred (as opposed to estimating forfeitures at the grant date and subsequently adjusting their estimated forfeitures to actuals). In accordance with SFAS No. 123(R)’s specific transition provisions, the Company recorded a cumulative effect adjustment on July 1, 2005 related to outstanding awards that are not expected to vest based on an estimate of forfeitures as of that date.

Adoption of Staff Accounting Bulletin No. 108 “Considering the effects of Prior Year Misstatements when Quantifying Misstatements” in Current Year Financial Statements (“SAB No. 108”).

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements-but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB No 108, we used the roll-over method for quantifying financial statement misstatements.

In SAB No 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB No 108 permits existing public companies to initally apply its provisions either by (i) restating prior financial statements as if the “dual approach” had always been applied or (ii) recording the cumulative effect of initially applying the “dual approach” as adjustments to the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. We elected to record the effects of applying SAB No 108 using the cumulative effect transition method, as follows:

	Period in which the misstatement
	originated (1)
	Cumulative
	prior to
	June			Adjustment
	30,	Year ended June 30,		recorded July
	2004	2005	2006	1,2006
	$’000	$’000	$’000	$’000

Depreciation on assets not yet in production (2)	1,547	3,592	3 854	8,993
Capitalized borrowing costs not accounted for (3)	5,460	2,630	2 598	10,687
Deferred tax (4)	(2,093)	(1,904)	(1 949)	(5,946)

Impact on net loss (5)	4,914	4,318	4 503
Accumulated loss (6)				13,735

(1)	The Company considered these errors to be immaterial under the roll-over method individually and in the aggregate.

(2)	The Company previously recognized depreciation on assets that had not yet reached production levels. As a result the Company overstated its depreciation and amortization expense by $1.5 million (cumulatively) in years prior to fiscal 2005, by $3.6 million in fiscal 2005 and $3.9 million in fiscal 2006. The Company recorded an increase of $8.9 million in its mining assets for the depreciation as of July 1, 2006 with a corresponding decrease in its accumulated loss to correct these misstatements.

(3)	The Company previously did not capitalize borrowing costs on all qualifying assets. As a result, the Company overstated its interest expense by $5.5 million (cumulatively) in years prior to fiscal 2005, by $2.6 million in fiscal 2005 and $2.6 million in fiscal 2006. The Company recorded an increase of $10.7 million in its mining assets for the borrowing costs as of July 1, 2006 with a corresponding decrease in its accumulated loss to correct these misstatements.

(4)	As a result of the of the misstatements described, the Company’s provision for income taxes was understated by $2.1 million in years prior to fiscal 2005, by $1.9 million in fiscal 2005 and by $1.9 million in fiscal 2006. The Company recorded an increase of $5.9 million in its deferred tax liability as of July 1, 2006 with a corresponding increase in its accumulated loss to correct these misstatements.

(5)	Represents the net overstatment of net loss for the indicated periods resulting from these misstatements.

(6)	Represents the net reduction in accumulated loss as of July 1, 2006 to record the initial application of SAB No 108.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
4	ACQUISITION AND DISPOSAL OF BUSINESSES AND INVESTMENTS
(a)	Acquisition and disposal of African Rainbow Minerals Limited (“ARM”) (formerly Anglovaal Mining Limited) (“Avmin”)
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

The Company equity accounted its investment in Clidet from May 8, 2003 through September 22, 2003. With the acquisition of ARMgold on September 22, 2003, the Company obtained control over the entire shareholding of Clidet, and has treated it as a subsidiary from that date. Accordingly, the Company equity accounted its investment in ARM, directly, from September 22, 2003.

The Company continued to equity account its investment in ARM through May 3, 2004, the date on which the Company acquired ARM’s 42.2% interest in Avgold. Following the acquisition of Avgold, in which the Company’s investment in ARM was reduced to 19.5%, Harmony has classified the investment in ARM as available-for-sale.

The Company disposed of 5.82% of the 19.5% investment held in ARM in the open market for $57.3 million through a range of transactions on February 3, 2005, March 15, 2005 and May 27, 2005, resulting in a loss of $38.2 million. See note 10. On April 15, 2005, the Company transferred the remaining 13.68% of the investment in ARM to the ARM Broad-Based Economic Empowerment Trust (“the ARM Trust”) for an aggregate cash consideration of R829.8 million ($132.1 million), representing a price of R29 per ARM share.

The acquisition of the shares by the ARM Trust was financed through two term loan facilities with Nedbank Limited (“Nedbank”). The first term loan facility of R473.6 million ($75.4 million) previously contained a put option whereby Nedbank could have put the loan to the Company in the event of default by the ARM Trust. The Company was also entitled, at any time up to the facilities discharge date, to call the loan and “step into the shares of Nedbank as the lender”. On June 6, 2006, this put and call option was replaced by a guarantee from the Company to the value of R367 million ($54.0 million), plus interest accrued at the applicable funding rate. On the same date, the Company received an indemnity from ARM to the value of 50% of the Company’s liability under the guarantee. The second term loan facility amounting to R356.2 million ($56.7 million) continues to be collaterialized by the underlying ARM shares in the ARM Trust. Nedbank is entitled to force the trust to sell the shares if the market price of the ARM shares decrease to a certain level.

For accounting purposes, the Company did not account for the transfer of the shares to the ARM Trust as a sale. This is because the previous put and call option on the first term loan facility, as well as the new guarantee and the fact that the ARM Trust’s ability to pledge or exchange the shares is inhibited through restrictions imposed by Harmony and its related parties as Trustees, are according to the guidance in SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, indications that Harmony has not surrendered control over the ARM shares. The 13.68% investment therefore continues to be accounted for as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. See note 25.

Harmony also considered the appropriate accounting for the fact that, in terms of the stated objective of the ARM Trust, the upside on appreciation of the ARM shares legally belongs to the intended beneficiaries of the ARM Trust. The Company determined that this written option would qualify as a derivative instrument under the SEC staff’s long standing position for written options as noted in EITF 01-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”. Harmony has therefore recorded a derivative financial liability on its balance sheet to reflect the fair value of the net increase in the ARM Empowerment Trust. Any changes in the fair value of the derivative financial liability have been accounted for in the consolidated income statements. See Note 30.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
(b) Disposal of interest in Bendigo Mining NL (“Bendigo”)
Harmony acquired an equity interest in Bendigo, a single project Australian gold mining development company whose ordinary shares are listed on the Australian Stock Exchange, on September 13, 2001. Bendigo controls the new Bendigo Gold Project in the historical Bendigo goldfields, which includes all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria. During the 2004 fiscal year, the share price of Bendigo decreased to A$0.88 per share, which was below the carrying value of the equity investment in Harmony’s records. The Company considered the decline in value to be other-than-temporary and recorded an impairment charge of $3.4 million during the year ended June 30, 2004. On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, by the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony’s shareholding in Bendigo has been diluted from 31.6% to 12.7%, and the Company discontinued equity accounting its investment in Bendigo on July 7, 2004 and classified the remaining 12.7% investment as available-for-sale marketable equity securities. Harmony finally sold the remaining interest in Bendigo for aqqreqate proceeds of $25.5 million on April 1, 2005, resulting in a realized profit of $4.9 million. See Note 10.
(c) Acquisition and disposal of Gold Fields Limited (“Gold Fields”)
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
On May 20, 2005 the Witwatersrand Local Division of the High Court of South Africa ruled that Harmony’s subsequent offer for Gold Fields had lapsed at midnight on December 18, 2004. Accordingly, the subsequent offer was no longer in force and no Gold Fields shares tendered into the subsequent offer were accepted. On June 3, 2005 the Company disposed of 30 million shares in Gold Fields for $297.6 million, resulting in a realized loss of $60.2 million. The remaining investment was disposed through market disposals which commenced on November 10, 2005 and an open market offering on November 15, and 16, 2005 for aggregate proceeds of $361.8 million. This resulted in a realized gain of $45.4 million. See note 10.
On December 8, 2006 the Company received 15,745,079 Gold Fields ordinary shares in terms of an offer made in exchange for its interest in Western Areas Limited. See note 4(e) for the details of the transaction. The Company disposed of 1,150,000 shares for $19.7 million (R143 million) in a range of transactions between January 26, 2007 and February 12, 2007. The total cost of these shares was $21.4 million (R155.3 million), resulting in a loss of $1.7 million (R12.3 million). During May and June 2007, a further 1,500,000 shares with a cost of $28.3 million (R202.5 million) were disposed of for $25.1 million (R179.6 million), resulting in a loss of $3.2 million (R22.9 million). After this transaction, the Company still held 7,348,079 shares in Gold Fields, including the 5,747,000 shares pledged as collateral to Rand Merchant Bank Morgan Stanley for financing received. See note 29.
At June 30, 2007 the market value of Gold Fields shares decreased significantly below the cost at which it was originally acquired. The Company determined that this decrease was “other-than-temporary” and recorded the unrealized loss of $51.1 million as an impairment of listed investment in the consolidated statements of income. See note 11.
Subsequent to the balance sheet date, the Gold Fields shares were sold and the related RMB financing was repaid. See note 40.
(d) Acquisition and partial disposal of Orpheo by Harmony (Proprietary) Limited (“Orpheo”)
On July 1, 2005 the Company acquired a 50% interest in an incorporated joint venture with Orpheo for $1 million (R5 million).
On May 28, 2007 the Company disposed of 17% of its share in Orpheo for $0.2 million (R1.7 million) resulting in a profit of $0.03 million (R0.2 million). See note 14. After this transaction, the Company held a 34% interest in Orpheo.
This investment is accounted for under the equity method. See note 26.
(e) Acquisition and disposal of Western Areas Limited (“Western Areas”)
On March 9, 2006, the Company acquired 44.9 million shares in Western Areas, representing a 29.2% interest in its issued share capital. Western Areas is listed on the JSE Limited and has interests in operating gold mines in South Africa, primarily the South Deep unincorporated joint venture. The Company exercised significant influence over the financial and operating policies of Western Areas and accounted for this investment under the equity method.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On December 8, 2006 the Company disposed of its interest in Western Areas in exchange for Gold Fields ordinary shares. This was in terms of an offer by Gold Fields whereby every 100 Western Areas shares were exchanged for 35 Gold Fields shares. The Company received 15,745,079 Gold Fields shares for its 44,985,939 Western Areas shares. The gain on the transaction was $33 million (R236 million). The Company recorded equity losses of $19 million (R123 million). See note 12.
(f) Disposal of Buffalo Creek Mines (Proprietary) Limited (“Buffalo Creek”)
On September 23, 2005, the Company announced that it had reached agreement with GBS Gold International Inc. (“GBS Gold”) on the divestment of its 50% stake in the Buffalo Creek joint venture. In terms of the agreement, GBS Gold agreed to purchase Harmony’s interest for an aggregate purchase consideration of A$24 million ($17.2 million), payable as follows: (a) a non-refundable deposit of A$0.25 million [on signing of the agreements]; (b) a cash payment of A$4.0 million and the issue of A$5.0 million of shares (1,907,892 GBS Gold shares (1.9% of their issued shares)) on completion of the transaction, including the replacement of a A$1.0 million performance bond; (c) a cash payment of A$5.0 million and the issue of A$4.4 million shares (at an issue price equal to the higher of A$0.25/share and the prevailing 30 day volume weighted average market price) six months after completion; and (d) a cash payment of A$5.35 million payable 18 months after the completion date. The transaction was subject to normal regulatory approvals, all of which were completed on March 31, 2006. The shares acquired in GBS Gold have been classified as available for sale, with the deferred purchase consideration included in receivables. See notes 19 and 25.
(g) Acquisition of Village Main Reef Gold Mining Company (1934) Limited (“Village”)
On June 21, 2006 Harmony acquired 37.8% of the issued share capital of Village at a total cost of $0.06 million. The equity stake was purchased from ARM at a price of SA 20 cents per share. Village is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines. This investment is accounted for under the equity method. See note 26.
(h) Disposal of GBS Gold International Inc (“GBS Gold”)
On March 31, 2006 the Company received 1,907,892 shares in GBS Gold as partial consideration for the sale of the Company’s wholly owned subsidiary, Buffalo Creek Mines (Pty) Ltd. See note 4(f) in this regard.
On September 28, 2006 the Company disposed of 361,807 GBS Gold shares for $3.9 million, resulting in a profit of $0.1 million (R1.1 million). See note 25.
On February 9, 2007 the Company sold the remaining 1,546,085 shares for $5.3 million, resulting in a profit of $1.0 million (R7 million). See note 25.
(i) Disposal of Peninsula Minerals Limited (“Peninsula”)
On January 25, 2005 the Company received 5 million ordinary shares in Peninsula as partial consideration for the sale of tenements. The Company disposed of these shares on February 5, 2007 for A$0.4 million ($0.3 million), resulting in a profit of A$0.3 million ($0.2 million). See note 25.
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
6 PRODUCTION COSTS EXCLUSIVE OF DEPRECIATION AND AMORTISATION

	2007	2006	2005
	$’000	$’000	$’000

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

Labor costs, including contractors	695,760	622,655	631,284
Stores and materials	229,600	199,153	224,375
Water and electricity	102,515	98,607	115,990
Hospital costs	3,732	12,788	21,968
Changes in inventory	(8,072)	(20,331)	(4,483)
Share-based compensation	5,113	15,726	15,618
Other	(5,090)	29,956	32,028

	1,023,558	958,554	1,036,780

7 IMPAIRMENT OF ASSETS

	2007	2006	2005
	$’000	$’000	$’000

South African operations:
Free State operations	4,441	—	42,018
Lydenburg Exploration	—	15,951	—
Evander operations	—	—	15,324
Kalgold operations	—	—	12,441
Freegold operations	5,802	—	52,557
ARMgold operations	—	—	479

	10,243	15,951	122,819

During the year ended June 30, 2007, the Company recorded an impairment loss of $10 million at its Free State and Freegold operations. The Free State Refinery is no longer in operation and the carrying value has been written down to $Nil. The West shaft, which forms part of the Freegold operations, was placed on care and maintenance. As a result the carrying value has been reduced to $3 million.
During the year ended June 30, 2006, the Company recorded an impairment loss of $16.0 million on amounts previously capitalized as undeveloped properties at its Lydenburg operations for which no future financial benefits are expected by management through detail investigation during the mineral rights conversion process.
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
8 EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS

	2007	2006	2005
	$’000	$’000	$’000

Free State	—	(8,695)	20,909
Evander	—	917	4,005
Kalgold	—	4	143
Randfontein and Elandskraal	—	751	16,721
Freegold	—	(4,867)	28,076
ARMgold (Welkom and Orkney)	—	(914)	1,872
Avgold	—	369	1,489
Musuku (Refinery)	—	146	—

	—	(12,289)	73,215

During the years ended June 30, 2006 and 2005, the Company incurred employee termination and restructuring costs relating to down-scale and other restructuring activities at its South African operations.
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
The following is a reconciliation of the liability for employment termination costs, which was included in accounts payable and accrued liabilities.

	2007	2006
	$’000	$’000

Balance at July 1, 2006 and 2005	—	32,910
Employment termination costs paid	—	(22,001)
(Benefit from)/provision for employment termination costs	—	(12,480)
Foreign currency translation adjustment	—	1,571

Balance at June 30, 2007 and 2006	—	—

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
9 PROFIT ON SALE OF PROPERTY, PLANT AND EQUIPMENT

	2007	2006	2005
	$’000	$’000	$’000

Sale of Randfontein 4 Shaft	9,805	—	—
Sale of Deelkraal surface assets	13,743	—	—
Other	1,798	10,148	13,594

	25,346	10,148	13,594

The Randfontein 4 Shaft was sold to Ezulwini Mining Company (Pty) Ltd for $8.5 million (R60 million) on December 29, 2006. The liabilities exceeded the assets with $1.3 million (R9 million), resulting in a profit of $9.8 million (R69 million).
The Deelkraal surface assets, which had a $Nil carrying value, were disposed of for $13.7 million (R98 million) to Ogoerion Construction CC on April 5, 2007. Payments totalling $1.4 million (R10 million) have been made to date. The remaining amount will be paid in 24 monthly instalments that commenced on June 1, 2007.
“Other” relates to the profit on the sale of excess and scrap assets.
10 (LOSS)/PROFIT ON SALE OF LISTED INVESTMENTS

	2007	2006	2005
	$’000	$’000	$’000

Profit on sale of investment in Atlas Gold Limited	—	79	—
Loss on sale of investment in San Gold Corporation	—	(121)	—
(Loss)/profit on sale of investment in Gold Fields Limited	(4,898)	45,387	(60,168)
Loss on sale of investment in ARM Limited	—	—	(38,242)
Profit on sale of investment in Bendigo NL	—	—	4,931

	(4,898)	45,345	(93,479)

In the first half of the 2007 financial year, the Company received new Gold Fields shares, in a share exchange for its Western Areas shares. See note 4(e).
The Company disposed of 1,150,000 Gold Fields shares for $19.7 million (R143 million) in a range of transactions between January 26, 2007 and February 12, 2007. The total cost of these shares was $21.4 million (R155.3 million), resulting in a loss of $1.7 million (R12.3 million). During May and June 2007, a further 1,500,000 shares with a cost of $28.3 million (R202.5 million) were disposed of for $25.1 million (R179.6 million), resulting in a loss of $3.2 million (R22.9 million).
On January 18, 2006 Harmony disposed of its investment in Atlas Gold Limited for $0.2 million (A$0.2 million). The investment of 500 000 shares was carried at a total cost of A$0.1 million, resulting in a profit of A$0.1 million (see note 25).
On December 29, 2005 Harmony disposed of its investment in San Gold Corporation for $3.1 million. The investment was carried at a total cost of $3.2 million, resulting in a loss of $0.1 million (see note 25).
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
The Company disposed of 5.82% of the 19.5% investment held in ARM for $57.3 million through a range of transactions on February 3, 2005, March 15, 2005 and May 27, 2005, resulting in a loss of $38.2 million (Also see note 11).
On April 1, 2005 Harmony disposed of its investment in Bendigo, carried at a total cost of A$26 million, for $25.5 million, resulting in a profit of $4.9 million. Previously an impairment of $2.0 million was accounted for, resulting in a net profit over the life of the investment of $2.9 million.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
11 IMPAIRMENT OF LISTED INVESTMENT

	2007	2006	2005
	$’000	$’000	$’000

Impairment of shares in listed companies	(51,087)	—	(63,234)

At June 30, 2007 the market value of the Gold Fields shares decreased significantly below the cost at which it was originally acquired. The Company determined that this decrease was “other-than-temporary” and recorded the unrealized loss of $51.1 million as an impairment of listed investment in the consolidated statements of income.
Prior to the disposal of the ARM shares to the ARM Empowerment Trust, the market value of ARM shares decreased significantly below the cost at which it was originally acquired. The Company determined that this decrease was “other-than-temporary” and recorded the unrealized loss as an impairment of listed investment of $63.2 million in the consolidated statements of income for the year ended June 30, 2005..
12 PROFIT ON SALE OF INVESTMENT IN ASSOCIATES

	2007	2006	2005
	$’000	$’000	$’000

Profit on sale of investment in Western Areas Limited	33,478	—	—

On December 8, 2006 the Company disposed of its interest in Western Areas in exchange for Gold Fields ordinary shares. This was in terms of an offer by Gold Fields whereby every 100 Western Areas shares were exchanged for 35 Gold Fields shares. The Company received 15,745,079 Gold Fields shares for its 44,985,939 Western Areas shares. The gain on the transaction was $33 million (R236 million). The Company recorded equity losses of $19 million (R123 million).
13 PROFIT/(LOSS) ON SALE OF SUBSIDIARIES

	2007	2006	2005
	$’000	$’000	$’000

Profit on sale of investment in Buffalo Creek	—	3,035	—
Profit on sale of investment in Ubuntu	—	—	1,125
Loss on sale of investment in Future	—	—	(1,367)
Profit on sale of investment in NACS	—	—	128

	—	3,035	(114)

On September 23, 2005, the Company announced that it had reached agreement with GBS Gold on the divestment of its 50% stake in the Burnside Joint Venture. In terms of the agreement, Northern Gold agreed to purchase Harmony’s interest for an aggregate purchase consideration of A$24 million ($17.2 million). See note 4(f). The net asset value of Buffalo Creek was $14.2 million (A$20.1 million), resulting in a profit of $3.0 million (A$3.9 million).
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
On July 1, 2004 the Company disposed of the entire share capital of National Accommodation & Catering Services (Proprietary) Limited (NACS) for $0.2 million. The net asset value of NACS was $0.1 million, resulting in a profit of $0.1 million for the Group. The subsidiary was acquired from ARMI as part of the acquisition of ARMgold on 23 September 2003.
14 PROFIT ON SALE OF JOINT VENTURES

	2007	2006	2005
	$’000	$’000	$’000

Profit on sale of Orpheo by Harmony (Pty) Ltd	30	—	—

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
On May 28, 2007 the Company disposed of 17% of its share in Orpheo for $0.2 million (R1.7 million), resulting in a profit of $30 000.
15 OTHER (EXPENSES)/INCOME—NET

	2007	2006	2005
	$’000	$’000	$’000

Foreign exchange (losses)/gains	5,043	(3,959)	452
Non-mining bad debts	(1,816)	854	(6,079)
Other expenditure	(9,826)	(23,339)	(11,747)

	(6,599)	(26,444)	(17,374)

16 TAXATION
The Company’s income tax benefit from continuing operations comprise of:

	2007	2006	2005
	$’000	$’000	$’000

Current income and mining taxes	(610)	(642)	(12,255)
Deferred income and mining taxes	(33,592)	1,665	76,307

Total income and mining taxation benefit	(34,202)	1,023	64,052

The Company’s pre-tax loss from continuing operations before equity income/(loss) from joint ventures and associated companies comprise of:

	2007	2006	2005
	$’000	$’000	$’000

South Africa	(163,285)	(69,024)	(538,791)
Foreign	(24,687)	(12,301)	2,524

Total	(187,972)	(81,324)	(536,266)

Mining tax on South African mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of Australian operations are taxed at a standard tax rate of 30% (2006: 30% and 2005: 30%). Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company’s income tax provision to differ from the maximum mining statutory tax rate of 45% (2006: 45% and 2005: 45%) were:

	2007	2006	2005
	$’000	$’000	$’000

Income and mining tax benefit on loss from continuing operations before tax and equity income from joint ventures and associated companies at the maximum statutory mining tax rate	84,587	36,596	241,320
Non-deductible expenses(1)	(122,263)	(5,153)	(3,711)
Difference between South African mining formula tax rate and maximum mining statutory rate on mining income	7,780	1,534	(108,338)
Difference between non-mining tax rate and maximum mining statutory rate on non-mining income	5,633	(11,950)	(12,552)
Difference between estimated effective tax rate and maximum mining statutory rate (deferred tax)	(10,495)	(20,004)	(52,667)
Prior year adjustment — mining and non-mining tax	555	—	—

Income and mining tax (expense)/benefit	(34,202)	1,023	64,052

Effective income and mining tax rate	-18%	1%	12%

(1) Non-deductible expenses comprise primarily fair value adjustments on the derivative financial liability relating to the ARM Trust.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The components of the Company’s consolidated deferred tax assets/(liabilities) are as follows:

	2007	2006
	$’000	$’000

Deferred income and mining tax assets:
Derivative financial liability	3,608	10,101
Unredeemed capital expenditure	123,757	95,088
Provisions, including rehabilitation accruals	36,651	25,754
Tax losses	47,350	65,262
Other	—	—

	211,366	196,205
Valuation allowance for deferred tax assets	—	(4,004)

Total deferred income and mining tax assets	211,366	192,200

	2007	2006
	$’000	$’000

Deferred income and mining tax liabilities:
Mining assets	(640,282)	(560,559)
Product inventory not taxed	(14,294)	(8,939)
Other	(510)	(1,593)

	(655,086)	(571,091)
Valuation allowance	—	—

Total deferred income and mining tax liabilities	(655,086)	(571,091)

Reclassified as non-current assets held for sale	3,213	—

Net deferred income and mining tax liabilities	(446,933)	(378,891)

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax assets	65,896	142,109
Non-current deferred income and mining tax liabilities	(512,829)	(521,000)

Net deferred income and mining tax liabilities	(446,933)	(378,891)

As at June 30, 2007 the Company has unredeemed capital expenditure of $1,234.5 million (2006: $1,088.2 million) and tax losses carried forward of $197.5 million (2006: $280.3 million) available for deduction against future South African mining income. These future deductions are utilizable against mining income generated only from the Company’s current mining operations in South Africa and do not expire unless the Company ceases to trade for a period longer than one year.
17 NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney operations (operations in the Free State and North West provinces) and Kudu and Sable shafts (operations in the Free State province) have been presented as held-for-sale following approval of the Company’s management and Board of Directors on April 20, 2007.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	Australia	Other entities	Total
	$’000	$’000	$’000

Non-current assets classified as held-for-sale:
Property, plant and equipment	88,087	36,498	124,585
Restricted cash	706	—	706
Listed and other investments	638	8,415	9,053
Deferred income tax	14,621	2,418	17,039
Income tax	—	1,562	1,562
Inventories	9,229	7,991	17,220
Receivables	2,826	9,072	11,898
Cash and cash equivalents	332	80	412

	116,439	66,036	182,475

Liabilities directly associated with non-current assets classified as held-for-sale:
Borrowings	121	—	121
Deferred income tax	10,147	3,679	13,826
Provision for environmental rehabilitation	24,602	12,338	36,940
Trade and other payables	13,225	13,501	26,727

	48,096	29,518	77,614

The Australian operations that have been included in the assets held for sale have also been deemed to be discontinued operations. The results from these operations are disclosed in the table below.

	2007	2006	2005
	$’000	$’000	$’000

Analysis of the results of discontinued operations:
Revenue	141,874	122,496	125,667
Expenses	(148,418)	(185,299)	(110,457)
Impairment of assets	(51,788)	—	(120,305)

(Loss) from discontinued operations before tax	(58,332)	(62,803)	(105,095)
Taxation	(14,054)	1,320	24,759

(Loss) from discontinued operations for the year	(72,386)	(61,483)	(80,336)

When the decision was taken to classify the operations as held-for-sale, the assets’ carrying values were compared to their fair values less costs to sell. The assets were found to be impaired and as a result, an impairment loss of $51.8 million was recognized.

The Australian operations also recorded an impairment loss of $120.3 million during the year ended June 30, 2005. This impairment related to a $52.5 million impairment loss on amounts previously capitalized as undeveloped properties for which no future benefits were expected by management. An impairment loss of $67.8 million was also recorded on mining assets mainly resulting from a review performed on life of mine plans. The revised life of mine plans included an adjusted Australian dollar gold price and adjustments to estimated production costs. Utilizing the revised mine plans, a gold price of $380 per ounce and an exchange rate of AU$1=$0.69, the life of mine plans did not support the carrying value of some of the Australian operations on an undiscounted cash flow basis. Accordingly, an asset impairment of $120.3 million was charged against income, utilizing a discount rate of 7%.

During the year ended June 30, 2005, the Australian operations recorded an impairment of $3.1 million at its South Kalgoorlie operations, mainly as a result of the depletion of open pit reserves through mining activities, despite continued exploration around the South Kalgoorlie area.

The following represents cash flows of discontinued operations:

	2007	2006	2005
	$’000	$’000	$’000

Operating cash flows	(53,111)	(9,961)	27,512
Investing cash flows	9,962	21,520	(76,029)
Financing cash flows	—	—	—
Foreign exchange differences	3,138	2,907	10,762

Total cash flows	(40,011)	14,466	(37,755)

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
18 EARNINGS PER SHARE

	For the year ended June 30, 2007
	Loss	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)

Basic loss per share
Shares outstanding July 1, 2006	—	397,616,950	—
Weighted average number of ordinary shares issued during the year	—	976,347	—

Total weighted average shares		398,593,297
Loss available to common shareholders
- Continuing operations	(223,049)		(0.56)
- Discontinued operations	(72,386)		(0.18)
Effect of dilutive securities
Share options issued to employees	—	—	—

Total diluted shares	—	398,593,297	—
Diluted loss per share
- Continuing operations	(223,049)		(0.56)
- Discontinued operations	(72,386)		(0.18)

The inclusion of share options issued to employees totaling 4,471,214 as of June 30, 2007, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.

	For the year ended June 30, 2006
	Loss	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)

Basic loss per share
Shares outstanding July 1, 2005	—	394,023,694	—
Weighted average number of ordinary shares issued during the year	—	385,818	—

Total weighted average shares	—	394,409,512	—
Loss available to common shareholders
- Continuing operations	(96,300)		(0.24)
- Discontinued operations	(61,483)		(0.16)
Effect of dilutive securities
Share options issued to employees	—	—	—

Total diluted shares	—	394,409,512	—
Diluted loss per share
- Continuing operations	(96,300)		(0.24)
- Discontinued operations	(61,483)		(0.16)

The inclusion of share options issued to employees totaling 4,919,895 as of June 30, 2006, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.

	For the year ended June 30, 2005
	Loss	Shares	Per-share
	(Numerator)	(Denominator)	amount
	$’000		($)

Basic loss per share
Shares outstanding July 1, 2004	—	321,424,077	—
Weighted average number of ordinary shares issued during the year	—	41,074,935	—

Total weighted average shares		362,499,012
Loss available to common shareholders
- Continuing operations	(472,214)		(1.30)
- Discontinued operations	(80,335)		(0.22)

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

Effect of dilutive securities
Share options issued to employees	—	—	—

Total diluted shares		362,499,012
Diluted (loss)/earnings per share
- Continuing operations	(472,214)		(1.30)
- Discontinued operations	(80,335)		(0.22)

The inclusion of share options issued to employees totaling 3,208,201 as of June 30, 2005, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.
19 RECEIVABLES

	2007	2006
	$’000	$’000

Current
Trade receivables (gold)	11,320	40,738
Other mining related receivables — net of allowance for doubtful accounts of $3.4 million and $1.8 million in 2007 and 2006, respectively	25,904	12,422
Value Added Tax	68,071	15,098
Insurance claims and prepayments	4,942	8,339
Employee receivables	7,661	5,621
Deferred consideration for sale of Buffalo Creek	4,543	6,531
Interest and other	13,427	11,426

	135,868	100,175

Non-current
Deferred consideration for sale of Buffalo Creek	—	4,047
Loans	7,057	8,653

	7,057	12,701

Total receivables	142,925	112,876

20 INVENTORIES

	2007	2006
	$’000	$’000

Gold in-process	71,267	63,465
Consumable stores	33,155	28,533

	104,422	91,998

Gold in-process is valued at fair value less cost to sell, except for the Free State, Evander, Freegold and Target operations’ (2006: Elandskraal operation’s) gold in-process, that are valued at net realisable value. Gold in-process includes immaterial amounts of stockpile inventories.
21 PROPERTY, PLANT AND EQUIPMENT

	2007	2006
	$’000	$’000

Mining properties, mine development costs and mine plant facilities — cost	3,237,909	2,905,099
Mining assets under construction	393,258	207,676
Undeveloped properties	1,046,163	1,719,553
Other non-mining assets	289,630	57,518
Accumulated depreciation and amortization	(1,433,022)	(1,583,291)

	3,533,938	3,306,555

Other non-mining assets consist of freehold land, computer equipment and motor vehicles.

Depreciation of property, plant and equipment amounted to $122.5 million in 2007, $154.0 million in 2006 and $147.9 million in 2005.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

In fiscal 2007, an impairment loss of $10.2 million was recorded at the Company’s Free State and Freegold operations. See note 7.

During fiscal 2006, an impairment loss of $16.0 million was recorded on amounts previously capitalized as undeveloped properties at its Lydenburg operations for which no future financial benefits were expected by management.
22 OTHER ASSETS

	2007	2006
	$’000	$’000

Bond issue costs, net of amortization	2,398	3,605

23 INTANGIBLE ASSETS

	2007	2006
	$’000	$’000

Goodwill	28,742	28,256
Computer software	5,263	—

	34,005	28,256

The Company allocated the goodwill arising from the ARMgold acquisition primarily to the Tshepong and Phakisa reporting units. The allocation was based on the valuations of those shafts and based on the mine-specific synergies arising from the acquisition that are expected to be realized in future. There have been no impairments or other adjustments to the goodwill since acquisition. The movement in the goodwill balance compared to the prior year relates to currency fluctuations. The goodwill is reflected in the “Freegold” reportable segment. See note 41.

The computer software asset relates to the acquisition and development costs for the Oracle ERP software implemented in December 2006. Amortization for fiscal 2007 was $0.6 million. The accumulated amortization balance for fiscal 2007 was $0.6 million. The estimated amortization expense over the next five years is $1.2 million per annum, with the exception of the last year, in which the expense recorded is expected to be $0.5 million.

24 RESTRICTED CASH

	2007	2006
	$’000	$’000

Rand Merchant Bank	38,881	—
Bissett proceeds held in trust	—	182
Australian dissentient shareholders funds	85	1,064
Security deposits	1,344	34,353
Reclassified as current	(38,881)	—
Reclassified as non-current assets held for sale	(706)	—

	723	35,599

In connection with the refinancing of the Rand Merchant Bank term loan facility, $39 million (R274 million) was placed in a security deposit account with Rand Merchant Bank. See note 29(i).

An amount of C$0.2 million of the proceeds on sale of Bissett was held in trust with Stike and Elliot attorneys in Canada at June 30, 2006. The amount was held in trust until clearance was provided by the Canadian tax authority that all outstanding tax obligations by Harmony had been met.

An amount of A$0.1 million (2006: A$1.4 million) is held to acquire the remaining shares in Australian subsidiaries, as part of the compulsory takeover of the New Hampton, Hill 50 and Abelle shares.

An amount of A$1.6 million (2006: A$46 million) is held in respects of security deposits on mining tenements.

Harmony Gold Mining Company Limited Notes to the Consolidated Financial Statements For the years ended June 30
25 LISTED AND OTHER INVESTMENTS

	2007	2006
	$’000	$’000

Listed investments
Investments in listed shares (a)	706,623	196,346

Other investments
Unlisted investments (b)	8,416	2,729
Amounts contributed to environmental trust funds (c)	189,083	179,667

	197,499	182,396

Reclassified as current assets	(705,985)	—
Reclassified as non-current assets held for sale	(638)	—

Total non-current investments	197,499	378,742

(a)	On February 5, 2007 the Company disposed of its shares in Peninsula Minerals Limited for A$0.4 million ($0.3 million), resulting in a profit of $0.2 million (A$0.3 million). These shares, totaling 5 million ordinary shares, were received on January 25, 2005, issued at A$0.02 per share, as partial consideration for the sale of tenements.

During January 2006 the Company disposed of the 500 000 ordinary shares held in Atlas Gold Limited (“Atlas”) for $0.2 million (A$0.2 million). The Company received the shares in Atlas, issued at $0.20 per share, on January 13, 2005, as partial consideration for the sale of tenements. See note 10.

Harmony’s 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19.5% on May 3, 2004, by the issue of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment. Through the same range of transactions, Harmony disposed of its interest in the Kalplats platinum project to ARM for the issue of 2,000,000 new ordinary shares in ARM. The market value of the investment was $233.2 million (R34.00 per share) on June 30, 2004, which resulted in a decrease of $51.1 million in the carrying value of the investment. This decrease was viewed as a temporary decrease in market value and thus recorded as a component of other comprehensive income.

During the 2005 fiscal year Harmony entered into a number of transactions to dispose of the 19.5% investment held in ARM. These transactions included transactions in the open market to dispose of a 5.82% share in ARM on which a loss of some $38.2 million was recorded (See note 10). In addition Harmony disposed of the remaining portion of the investment in ARM to the ARM Trust. As part of the various agreements put in place to arrange the sale of the shares to the ARM Trust, Harmony has accepted terms which resulted in the majority of the risks not being transferred to the ARM Trust. Harmony has therefore not derecognized the shares (See note 4(a) and 5(b)). The market value of the remaining investment was $501.7 million (R123.49 per share) on June 30, 2007 (2006: $191.7 million (R47.99 per share)).

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

Effective June 30, 2005, San Gold and Gold City were amalgamated to form a new company named San Gold Corporation. Accordingly the Company received 1 San Gold Operation share for 1 San Gold share and 0.5176 San Gold Corporation shares for each Gold City share held, bringing the total shares held in San Gold Corporation to 7 957 498 shares. On December 29, 2005, the Company disposed of its investment in San Gold Corporation for $3.1 million. The investment was carried at a total cost of $3.2 million, resulting in a loss of $0.1 million (See note 10).

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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

On September 28, 2006 the Company sold 361 807 GBS Gold shares for $3.9 million (R30 million), resulting in a profit of $0.1 million.

On February 9, 2007 the Company disposed of the remaining 1 546 085 shares for $5.3 million resulting in a profit of $1 million.

On April 3, 2006, Big Bell Gold Operations (Pty) Ltd, a subsidiary of Harmony Gold (Australia) (Proprietary) Limited, received 5,000,000 shares, valued at A$0.20 per share, in Alloy Resources Limited (“Alloy Resources”), as partial consideration for the sale of Comet tenements. The market value of the investment was $0.6 million (A$0.15 per share) on June 30, 2007 (2006: $0.7 million (A$0.185 per share)), resulting in a decrease of $0.1 million (2006: $0.1 million) for the year, which was reflected in other comprehensive income. This investment has now been included in non-current assets held for sale (see note 17).

On December 8, 2006 the Company disposed of its interest in Western Areas in exchange for Gold Fields ordinary shares. This was in terms of an offer by Gold Fields whereby every 100 Western Areas shares were exchanged for 35 Gold Fields shares. The Company received 15,745,079 Gold Fields shares, issued at R135.02 per share. Gold Fields is a mineral resources company, primarily gold, which is listed on the JSE Limited (JSE) and has a secondary listing on the New York Stock Exchange.

The Company disposed of 1,150,000 Gold Fields shares for $19.7 million (R143 million) in a range of transactions between January 26, 2007 and February 12, 2007. The total cost of these shares was $21.4 million (R155.3 million), resulting in a loss of $1.7 million (R12.3 million). During May and June 2007, a further 1,500,000 shares with a cost of $28.3 million (R202.5 million) were disposed of for $25.1 million (R179.6 million), resulting in a loss of $3.2 million (R22.9 million). After this transaction, the Company still held 7,348,079 shares in Gold Fields, excluding the 5,747,000 shares pledged to Rand Merchant Bank Morgan Stanley for financing received. See note 29.

The market value of the investment in Gold Fields shares was $203.4 million on June 30, 2007, resulting in a decrease of $46.6 million since acquisition. Management has assessed this decrease and determined that it was other-than-temporary. As a result the loss was recognized in the consolidated statement of income. Dividends to the value of $1.8 million was received from this investment during the 2007 fiscal year.

This investment is disclosed as a current asset as it was disposed of subsequent to year end. See note 40.

The following table summarizes the unrealized gains/(losses) in the market value of the listed investments included in equity since their acquisition on June 30, 2007 and 2006:

	2007	2006
	$’000	$’000

ARM	386,146	85,767
GBS Gold	—	(735)
Alloy Resources	(57)	(57)

	386,090	84,975

(b)	Unlisted investments comprise of various industry related investments, which have been recorded at cost. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no other-than-temporary decline in the value of the investments has occurred. No dividends were received from these investments in the 2007, 2006 and 2005 fiscal years.

On December 11, 2006, Harmony subscribed to 50 000 cumulative redeemable participating preference shares in Clidet No 700 (Proprietary) Limited (Clidet 700) for $7.1 million (R50 million). The consideration was paid on January 3, 2007. Clidet 700 used these funds to purchase 4 106 667 ordinary shares in Pamodzi Gold Limited (Pamodzi Gold), which listed on the JSE on December 11, 2006. Clidet 700 has pledged the Pamodzi Gold shares to Harmony as security for the amounts owing in terms of the redemption of the preference shares. The preference shares may be redeemed after May 1, 2009 by Clidet 700.or after three years and one day from the issue date by Harmony. Dividends are accumulated and are payable on the redemption date, if not paid before.

(c)	The environmental trust funds are irrevocable trusts under the Company’s control. The cash in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
26 INVESTMENT IN ASSOCIATES
     Investments in associates comprise of the following:

				Carrying amounts
Investment	Description of business	Ownership %		2007	2006
		2007	2006	$’000	$’000

Western Areas Limited	Gold mining	—	29.2%	—	266,267
Village Main Reef Gold Mining Company(1934) Limited	Dormant	37.8%	37.8%	—	64
Orpheo by Harmony (Pty) Limited	Jewelry manufacturing	34.0%	—	853	—

				853	266,331

On March 9, 2006 the Company acquired a 29.2% interest in the issued share capital of Western Areas through its subsidiary ARMgold/Harmony Joint Investment Company (Pty) Ltd. The Company purchased 44,985,939 shares in Western Areas at R44.23 per share, resulting in total cost of $321 million. Western Areas is listed on the JSE Limited and has interests in operating gold mines in South Africa. On June 30, 2006 the fair value of the investment decreased to $250 million (R39.83 per share), which was considered to be temporary.

On December 8, 2006 the Company disposed of its interest in Western Areas in exchange for Gold Fields ordinary shares. This was in terms of an offer by Gold Fields whereby every 100 Western Areas shares were exchanged for 35 Gold Fields shares. The Company received 15,745,079 Gold Fields shares for its 44,985,939 Western Areas shares. The gain on the transaction was $33 million (R236 million). The Company recorded equity losses of $19 million (R123 million). See note 12.

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

On June 21, 2006 Harmony acquired 37.8% of the issued share capital of Village at a total cost of $0.06 million. The equity stake was purchased from ARM at a price of 20 cents per share. Village is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines. See note 4(g).

On May 28, 2007 the Company disposed of 17% of its share in Orpheo by Harmony (Pty) Limited (Orpheo), which had previously been accounted for as a joint venture. After this transaction, the Group held a 34% interest in Orpheo. See note 4(d).

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The Company originally purchased its 50% share for $1 million (R5 million) on July 2, 2005. The proceeds for the disposal was $0.2 million (R1.7 million) and the fair value of the portion disposed was $0.2 million (R1.5 million), resulting in a $0.03 million (R0.2 million) profit. See note 14.
The following table summarizes the change in value of the Group’s investments in associates:

	2007	2006
	$’000	$’000

Opening carrying amount	266,333	—
Shares at cost	—	321,541
Disposal of investment in associate	(268,063)	—
Joint venture becoming associate	847	—
Net share of results of associates	(2,576)	(16,444)
Foreign currency translation differences	4,312	(38,764)

Closing carrying amount	853	266,333

27	INVESTMENT IN JOINT VENTURES

Interest in Healthshare Solutions (Pty) Ltd

The Company acquired the 45% of Healthshare on July 1, 2004, for a total cash consideration of R45 ($7). Healthshare was capitalized by means of capital contributions and loans from the joint venture partners. The Company, together with the joint venture partner, Network Healthcare Holdings Limited, control the entire shareholding of Healthshare, and have treated it as a joint venture accounted under the equity method.

28	ACCOUNTS PAYABLE AND OTHER LIABILITIES

	2007	2006
	$’000	$’000

Trade payables	57,046	72,947
Value Added Tax	16,718	—
Short term borrowings	1,442	1,107
Other liabilities	19,340	4,337

	94,546	78,391

29	LONG TERM LOANS

	2007	2006
	$’000	$’000

Uncollateralized

Convertible uncollaterized fixed rate bonds (a)	241,340	237,264

Africa Vanguard Resources (Proprietary) Limited (b)	4,543	4,467

Total uncollateralized long term loans	245,883	241,731

Collateralized
Nedbank Limited (c)	24,196	21,544

Gold Fields Limited (d)	—	705
Less : short term portion	—	(705)

	—	—

Nedbank Limited (e)	85,316	75,173
Less : short term portion	(85,316)	—

	—	75,173

Nedbank Limited (f)	63,946	56,065
Less : short term portion	(63,946)	—

	—	56,065

Auriel Alloys (g)	—	167
Less : short term portion	—	(72)

	—	95

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2007	2006
	$’000	$’000

Rand Merchant Bank Limited (h)	—	139,567
Less: short term portion	—	(139,567)

	—	—

Rand Merchant Bank Limited (i)	106,781	—
Less: short term portion	(106,781)	—

	—	—

Rand Merchant Bank Limited (j)	78,081	—
Less: short term portion	(78,081)	—

	—	—

Rand Merchant Bank Limited (k)	70,982	—
Less: short term portion	(70,982)	—

	—	—

Westpac Bank (l)	121	—
Less: short term portion	(121)	—

	—	—

Total collateralized long term loans	24,196	152,877

Total long term loans	270,079	394,608

(a)	On May 21, 2004, Harmony issued R1.7 billion ($252.0 million) in international uncollateralized fixed-rate convertible bonds in order to refinance its domestic Rand debt. Interest at a rate of 4.875% per annum is payable semi-annually in arrears on May 21 and November 21 of each year, commencing November 21, 2004. The bonds mature 5 years from the issue date at their nominal value of R1 700 million unless converted into the Company’s ordinary shares. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value Rand 0.50 per share. The number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date. The initial conversion price is R121 per ordinary share subject to certain standard anti-dilution provisions, such as a stock-split, spinoff or rights offering, that are designed to maintain the value of the conversion option.

The trust deed for the convertible bonds contains clauses that restrict certain of Harmony’s activities, including a negative pledge, according to which Harmony will not create or permit any mortgage, charge, lien, pledge or other form of encumbrance of security interest with respect to any part of its undertaking or assets, present or future, to collateralize any relevant debt, guarantee or indemnity. In addition, the trust deed contains covenants that require Harmony to, among other things, maintain the listing of the bonds with the UK Listing Authority and to all things necessary, in the opinion of the trustee, to give effect to the trust deed. Included in the amortisation charge as per the income statement is $ 1.2 million (2006: $1.4 million, 2005: $1.4 million) for amortization of the bond issue costs.

(b)	During the 2005 fiscal year Africa Vanguard borrowed an additional R18 million ($2.8 million) (2004: R14 million ($2.0 million)) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free, with no fixed terms of repayment. See note 5(a).

(c)	On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVR) entered into a term loan facility of R116 million ($16 million) with Nedbank Limited for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop joint venture with Randfontein. See note 5(a). The loan bears interest at JIBAR plus 2%, compounded monthly, and any stamp duties and holding costs. The loan matures on July 30, 2008, at which date all loan amounts and any interest accrued are to be paid. The loan is jointly and severally guaranteed by Evander Gold Mines Limited, Harmony, Kalahari Gold Ridge Mining Company Limited, Lydenburg Exploration Limited and Randfontein. The facility from Nedbank to AVRD is guaranteed by Harmony and certain of its subsidiaries. As a result of this guarantee and other factors, the Company is required to consolidate AVR and has therefore included the loans from Nedbank and Africa Vanguard Resources (Pty) Limited in its consolidated debt. Interest capitalized during the year ended June 30, 2007 amounted to $ 2.2 million (2006: $2.3 million and 2005: $1.9 million).

(d)	On July 1, 2002 Freegold entered into an agreement with St Helena Gold Mines Limited, a fully owned subsidiary of Gold Fields Limited, to purchase its St Helena assets for R129 million ($12.8 million). R120 million ($11.9 million) was payable on October 29, 2002, being the effective date after the fulfilment of all the conditions precedent. The balance of R9 million ($0.9 million) was payable by way of a 1 % royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

10th of the month following the effective date. In October 2006, the obligation relating to the royalty on turnover for the
St Helena assets ended. The outstanding balance was not payable in terms of the agreement and the balance was reversed.

(e)	On April 15, 2005 the ARM Trust entered into a term loan facility of R474 million ($75.4 million) with Nedbank Limited for the purpose of funding the balance of the ARM Trust’s acquisition of the shares, the Company held in ARM (See note 4(a)). The loan bears interest, compounded monthly, at a fixed rate of 9.52%. The loan is repayable on April 15, 2010. Harmony has guaranteed this loan, subject to a maximum guaranteed amount of R367.4 million ($50.4 million) plus interest. In addition, if the ARM Empowerment Trust chooses to dispose of 8,175,640 of its ARM Limited shares at cost, the maximum guaranteed amount will be reduced to R214.9 million ($29.5 million) plus interest. Harmony has also entered into an indemnity agreement with ARM Limited, pursuant to which ARM Limited has indemnified Harmony against 50% of all claims under the guarantee, subject to a maximum of R107.4 million ($14.7 million) plus interest thereon at the applicable rate from May 26, 2006. Interest accrued during the year ended June 30, 2007 amounted to $8.5 million (2006: $7.6 million).

Subsequent to year end, the guarantee was cancelled by Nedbank and consequently Harmony has no further obligation to Nedbank. See note 40.

(f)	On April 15, 2005 the ARM Trust entered into a second term loan facility of R356 million ($56.7 million) with Nedbank Limited for the purpose of funding the ARM Trust’s partial acquisition of the shares, the Company held in ARM (See note 4(a)). The loan bears interest, compounded monthly, at a fixed rate of 10.02%. Interest accrued during the year ended June 30, 2007 amounted to $6.7 million (2006: $6.0 million). The loan is repayable on April 15, 2010.

Subsequent to year end, the guarantee was cancelled by Nedbank and consequently Harmony has no further obligation to Nedbank. See note 40.

(g)	During December 2003 Musuku Beneficiation Systems (Proprietary) Limited, a wholly owned subsidiary of the Company, entered into a long term loan facility of R2 million ($0.3 million) with Auriel Alloys for the purpose of financing the acquisition of Dental Alloy equipment. The loan bore interest at 11% and was payable by way of 60 instalments of R50,000 each. During December 2006, the loan was bought out in terms of a purchase agreement with Auriel Alloys for R812,733 ($0.1 million), which was the original amount reduced by the capital portion of the instalments paid to date.

(h)	On March 9, 2006, Harmony entered into a term loan facility of R1.0 billion ($159.7 million) with RMB, for the purpose of partially funding the acquisition of the 29% stake in Western Areas. Interest is compounded at a rate equal to three-month JIBAR plus 1.5%. This facility was partially repaid on March 27, 2007 from the net proceeds of a sale of Gold Fields shares, and the balance was repaid on April 4, 2007 from the net proceeds from the issuance of certain preference shares by Randfontein (see note 4 (c )).

(i)	On March 20, 2007, Harmony received financing of R750.3 million ($103.4 million) from Rand Merchant Bank (“RMB”). The Company pledged 5,747,000 Gold Fields shares as collateral for the financing. Of the proceeds received, R599.8 million ($82.3 million) were applied towards partial repayment of the R1.0 billion term loan facility with RMB. A cash deposit equal to 20% of the notional amount was placed for any change in the Gold Fields share price below the reference price of R130.88 per share(amounting to $38.9 million on June 30, 2007; see note 24). Interest is payable at a rate equal to the SAFEX overnight deposit rate plus 35 basis points.

Subsequent to year end, the Company repaid the loan. See note 40.

(j)	On March 20, 2007 Randfontein Estates Limited (“Randfontein”) (a wholly owned subsidiary of Harmony) entered into a preference share subscription agreement with RMB. According to the terms of the agreement, following the satisfaction of certain conditions, Randfontein issued R550.0 million ($75.4 million) principal amount of preference shares to RMB on April 5, 2007. Dividends on the preference shares are payable semi-annually on the principal amount and are calculated at 35% of the South African Prime Interest Rate from the issue date until August 31, 2007, 50% of the South African Prime Interest Rate from September 1, 2007 to February 29, 2008 and 83% of the

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

South African Prime Interest Rate thereafter. The preference shares have been guaranteed by Harmony, Evander Gold Mines Limited, ARMgold/Harmony Freegold Joint Venture Company (Pty) Limited, Avgold Limited and AHJIC, as well as certain future material subsidiaries.

In the subscription agreement for the preference shares, AHJIC has also granted a security interest over 6,196,863 Gold Fields shares held by it to collateralize its obligations under the subscription agreement for the preference shares. In the subscription agreement for the preference shares, AHJIC has also undertaken that, if the cover ratio of the value of the Gold Fields shares to the redemption amount falls below 1.25, it will deposit additional Gold Fields shares or cash to bring this ratio to 1.5. On or after March 1, 2008, if this ratio falls below 2.0, AHJIC will be required to deposit cash equal to 75% of the redemption amount.

The preference shares are redeemable at the option of the holders on the final redemption date, which is three years and one day after the issue date, and upon the occurrence of certain events, including a failure by AHJIC to meet its obligations under the subscription agreement, a delisting of the Gold Fields shares from the Johannesburg Stock Exchange, cross-defaults or other events that are customary events of default for financing agreements. The preference shares are also redeemable by Randfontein at any time. These shares are redeemable at par value plus the accrued dividends.

The subscription agreement contains covenants that restrict certain of Harmony’s activities, including that it will not, without the prior written consent of RMB, merge with any other entity or incur any indebtedness, with certain exceptions. Harmony also agreed that it would not give any guarantees or surety, reduce its share capital or dispose of or encumber its assets, with certain exceptions.

Subsequent to year end, the preference shares were redeemed. See note 40.

(k)	On June 29, 2007, Harmony entered into a senior bridge loan facility for R500.0 million ($68.6 million) with RMB for the purpose of funding its capital expenditure requirements in respect to the Hidden Valley mine project. The loan bears interest, compounded monthly at a rate equal to the SAFEX Financial Derivatives overnight deposit rate (the “Safex Overnight Rate”) plus 2.4% until July 31, 2007, the maturity date. In the event that Harmony elected to extend the loan facility until September 30, 2007, the loan would bear interest at a rate equal to the Safex Overnight Rate plus 3.6% during the extension period.

This loan was settled on September 29, 2007. See note 40.

(l)	On June 27, 2007 the Company entered into a draw down facility agreement with Westpac Bank for the Papua New Guinea operations. The limit is Kina 3 million (US$0.9 million) and interest is payable at 9.45%. Subsequent to the balance sheet date, the facility was repaid and then cancelled.
The maturity of current and non-current borrowings is as follows:

	2007	2006
	$’000	$’000

Current	405,226	140,344
Between 1 to 2 years	265,536	95
Between 2 to 5 years	—	390,046
Over 5 years	4,543	4,467

Total borrowings	675,305	534,952

The effective interest rates at the balance sheet date were as follows:

Convertible collateralized fixed rate bonds (a)	10.0%	10.0%
Africa Vanguard Resources (Proprietary) Limited (b)	0.0%	0.0%
Nedbank Limited (c)	11.87%	13.0%
Gold Fields Limited (d)*	—	0.0%
Nedbank Limited (e)	9.5%	9.5%
Nedbank Limited (f)	10.0%	10.0%
Auriel Alloys (g)*	11.0%	11.0%
Rand Merchant Bank (h)*	—	9.0%
Rand Merchant Bank (i)	9.42%	0.0%
Rand Merchant Bank (j)	4.6%	0.0%
Rand Merchant Bank (k)	12.7%	0.0%
Westpac Bank (l)	9.45%	0.0%

*	Loan repaid in full
As of June 30, 2007 Harmony was in compliance with all its debt covenants.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
30	DERIVATIVE FINANCIAL LIABILITY

	2007	2006
	$’000	$’000

Mark-to-market of financial instruments at year end	1,552	88,680
ARM Empowerment Trust	353,344	61,358

	354,896	150,038

In line with Harmony’s strategy of continuously evaluating hedge agreements as well as market conditions in order to close out these contracts at the most beneficial time, the Company was able to close out the remainder of the Australian hedge book inherited with the acquisition of Hill 50 Mine in Western Australia: 220,000 ounces were closed out at an average spot rate of A$809 per ounce, for a total cost of A$72.8 million ($60.0 million) on May 17, 2007. This close out results in Harmony being totally unhedged in line with its stated company policy to give shareholders full exposure to the gold price.

The Company entered into a contract in November 2006 for the purchase of the mining fleet to be used on the Hidden Valley project. The contract is in four different currencies and the estimated value is $34.3 million (R241.7 million). The delivery date for the equipment has been split into two phases with the first phase received in April 2007 and the second phase being expected in November 2007.

The underlying cash flows that will be required by the contract will therefore be modified in accordance with the movements in the foreign exchange rates to which the contract is linked. The embedded derivative relating to the exchange rates were calculated based on the adjusted price at June 30, 2007 and Price Retail Index (PRI) movements since September 2005.

All forward-pricing commitments and forward exchange contracts do not meet the criteria to qualify for hedge accounting and the mark-to-market movements are reflected in the income statement.

The liability of $353.3 million (2006: $61.4 million) represents the fair value of the net increase in the ARM Empowerment Trust. See note 4(a). Changes in the fair value of this derivative financial liability have been accounted for in the consolidated income statements, amounting to $284.7 million, $49.3 million and $20.3 million for the year ended June 30, 2007, 2006 and 2005, respectively. Unrealized gains on the increase in fair value of available-for-sale investment have been included in Other Comprehensive Income.

Refer to note 37 for more detail on the outstanding financial instruments.

31	PROVISION FOR ENVIRONMENTAL REHABILITATION

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

	2007	2006
	$’000	$’000

Balance as at July 1, 2006 and 2005	110,164	120,450
Revisions in estimates	48,865	(10,184)
Accretion expenses	5,919	6,917
Disposal of assets	(4,097)	—
Reclassified as non-current assets held for sale	(36,940)	—
Foreign currency translation adjustment	8,002	(7,018)

Balance as at June 30, 2007 and 2006	131,913	110,164

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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
32	PROVISION FOR SOCIAL PLAN

	2007	2006
	$’000	$’000

Opening balance	2,259	2,109
Charge to income statement	139	334
Foreign currency translation adjustment	31	(184)

Closing balance	2,429	2,259

The company has undertaken to donate R50 million ($8.0 million) over a period of 10 years to The Harmony Gold Mining Company Social Plan Trust in terms of an agreement signed on November 3, 2003. R18.5 million ($2.7 million) was donated during the 2004 year and the balance will be donated in instalments of R3.5 million ($0.6 million) annually with the final instalment to be made in 2013. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the company’s workforce, to put measures in place to ensure that the technical and life skills of the company’s workforce are developed and to develop the company’s workforce in such a manner to avoid or minimize job losses and a decline in employment through turnaround or redeployment strategies.

33	PROVISION FOR POST-RETIREMENT BENEFITS

Most of the supervisory and managerial workers in South Africa participate in the Minemed defined contribution medical scheme, as well as other medical schemes. The Company contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (the “Minemed scheme”). The Company’s contributions to these schemes on behalf of retired and current employees amounted to $10.3 million, $13.9 million and $10.0 million for 2007, 2006 and 2005 respectively.

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

The company operates a post retirement medical aid benefit scheme. The amounts were based on an actuarial valuation conducted during the year ended June 30, 2007, on the Minemed medical scheme, following the last actuarial valuation on June 30, 2006. The liability was valued using the projected unit credit method. The next actuarial valuation will be performed on June 30, 2008.

The movements in the present value of the unfunded obligations of the accrued post-retirement health care costs recognised in the balance sheet are as follows:

	2007	2006	2005
	$’000	$’000	$’000

Opening balance at the beginning of the year	14,964	13,276	1,584
Additional provision for the current employees	—	—	6,470
Contributions paid	(278)	(333)	(971)
Other expenses included in staff costs — current service cost	556	528	971
Interest cost	1,389	1,237	3,235
Net actuarial (loss)/gains recognised during the year	(1,667)	1,507	3,074
Foreign currency translation adjustments	293	(1,252)	(1,087)

Balance at the end of the year	15,257	14,964	13,276

The principal actuarial assumptions used for accounting purposes were:
Discount rate	9%	9%	9%
Healthcare inflation rate	6.34%	6.34%	6.34%
Normal retirement age	60	60	60

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The obligation has been valued using the projected unit credit funding method on past service liabilities.
A one percentage point increase in the assumed health-care inflation rate would increase the accumulated benefit obligation as at June 30, 2007 by $2.7 million and the net period post-retirement benefit cost for 2007 by $0.4 million. A one percentage point decrease in the assumed health-care cost inflation rate would decrease the accumulated benefit obligation as at June 30, 2007 by $2.2 million and the net period post-retirement benefit cost for 2007 by $0.3 million. The valuation of the liability was performed as at June 30, 2007.
The expected employer benefit payments for the next five years and cumulatively thereafter at June 30 is presented below:

Period ending June 30:	$’000

2008	357
2009	377
2010	406
2011	433
2012	471
Thereafter	3,221
The post-retirement medical benefit plan is unfunded. The Company’s best estimate of expected contributions for the next year equals the expected benefit payment of $ 0.3 million (R2.4 million).

34	COMMITMENTS AND CONTINGENCIES

	2007	2006
	$’000	$’000

Capital expenditure commitments
Contracts for capital expenditure	49,972	21,398
Authorized by the directors but not contracted for	267,036	373,794

	317,008	395,192

This expenditure will be financed from existing cash resources and where appropriate borrowings.

Contingent liabilities
Guarantees and suretyships	2,555	2,481
Environmental guarantees	18,313	18,054

	20,868	20,535

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
Post closure water treatment
There are two main areas of groundwater impact. The first has to do with the artificial aquifer created through the generation of mining voids. Often these mining aquifers are connected regionally to those of other mines and the impact of the water moving through these aquifers occurs over a large area. The second groundwater impact is on the near-surface aquifer. Impacts on this aquifer arise from seepages from tailings dams, the discharge of contaminated water on surface, rock dumps, the use of evaporation areas, etc. In some cases there is interaction between the near-surface and the deeper aquifers.
The cost of mitigating the discharges expected from artificial aquifers (mined) and the remediation of near-surface aquifers has not been studied in sufficient detail to make an accurate assessment of the remediation costs.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
The potential costs involved in remediating the groundwater impact cannot be quantified with any level of confidence unless a number of detailed studies are conducted for each specific situation and an agreed strategy for dealing with this issue has been adopted. This is an industry-wide issue and it is unclear who will be liable for which portion of the water treatment.

Directives issued by Department of Water Affairs and Forestry during 2005 are still active with regard to the Klerksdorp, Orkney, Stilfontein and Hartebeestfontein (“KOSH”) area but significant progress has been made towards managing the process going forward . A section 21 company has been formed in the name of the Margaret Water Company by the recipient mining houses, namely Harmony, Anglogold Ashanti and Simmer and Jack to manage the water emanating from the now defunct Stilfontein Gold Mine .The company is managed by directors appointed by each of the mining houses and is in the process of funding the necessary infrastructure improvements to ensure the sustainability of the pumping operations. Negotiations with the liquidator of Stilfontein Gold Mine are in the final stages which will secure the necessary assets and staffing for the continued operation.

35	DISCLOSURES REGARDING FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and equivalents

The carrying amount approximates fair value as a result of the short-term maturity of these instruments.

Restricted cash

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

The fair values of financial instruments were as follows:

	2007
	Carrying value	Fair Value
	$’000	$’000

Cash and cash equivalents	99,759	99,759
Restricted cash	39,604	39,604
Bank overdraft	31,232	31,232
Receivables	142,925	142,925
Investments in listed securities	706,623	706,623
Investments in unlisted securities	8,416	8,416
Accounts payable and accrued liabilities	248,386	248,386
Long and short-term debt	675,063	589,050
Derivative liabilities	354,896	354,896

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30

	2006
	Carrying value	Fair Value
	$’000	$’000

Cash and cash equivalents	89,189	89,189
Restricted cash	35,599	35,599
Receivables	112,875	112,875
Investments in listed securities	196,346	196,346
Investments in unlisted securities	2,729	2,729
Accounts payable and accrued liabilities	202,481	202,481
Long and short-term debt	534,952	526,420
Derivative liabilities	150,038	150,038
36	EMPLOYEE BENEFIT PLANS

(a)	PENSION AND PROVIDENT FUNDS: The Company contributes to several defined contribution pension and provident funds governed by the Pension Funds Act, 1946 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Company’s liability is limited to its annually determined contributions.

The provident funds are funded on the ‘‘money accumulative basis’’ with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The Superannuation Guarantee Contributions were set at a minimum of 9% of gross salary and wages for the year ended June 30, 2007 (2006: 9% and 2005: 9%).

Substantially all the Company’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Company for the year ended June 30, 2007, amounted to $47.0 million (2006: $49.8 million and 2005 : $56.0 million).

(b)	SHARE OPTION SCHEMES

(i)	HARMONY SHARE OPTION SCHEMES: The Company currently has four employee share option schemes, being the Harmony (1994) Share Option Scheme (“HSOS 1994 Scheme”), the Harmony (2001) Share Option Scheme (“HSOS 2001 Scheme”), the Harmony (2003) Share Option Scheme (“HSOS 2003 Scheme”) and the Harmony (2006) Share Plan (“HSP 2006 Scheme”). Pursuant to the rules of these schemes, certain qualifying employees may be granted options to purchase shares in the Company’s authorized but unissued ordinary shares.

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

Of the 8,000,000 ordinary shares under the specific authority of the directors in terms of the HSOS 2001 Scheme, 7,572,500 shares have been offered to participants leaving a balance of 427,500 to be offered to eligible employees. Upon the date of adoption of the HSOS 2001 Scheme, 1,065,400 shares were still outstanding under the HSOS 1994 Scheme. Following the adoption of the HSOS 2001 Scheme, no further option grants have been made under the HSOS 1994 Scheme. On June 30, 2007 13,532,997 shares of the 23,204,960 ordinary shares have been offered to participants in terms of the HSOS 2003 Scheme, leaving a balance of 9,671,963.

On November 10, 2006, a maximum of 14% of the issued share capital was approved to be offered to participants under the HSP (2006) Scheme. On June 30, 2007 929,994 share appreciation rights and 537,066 shares were offered to participants.

In terms of the rules of the Schemes, the exercise price of the options granted is equal to fair market value of the shares at the date of the grant.

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
Options currently expire no later than 10 years from the grant date. Pursuant to the HSOS 1994 Scheme rules, annually upon anniversary of the grant date, a third of the total options granted are exercisable. Pursuant to the HSOS 2001 Scheme rules, annually upon anniversary of the grant date, a third or a fifth of the total options granted are exercisable, depending on the vesting terms of the respective grant. Pursuant to the HSOS 2003 Scheme rules, annually upon anniversary of the grant date, a fifth of the total options granted are exercisable. The shares per the HSP (2006) Scheme are exercisable three years from the grant date and the share appreciation rights in equal thirds on the third, fourth and fifth anniversary of the allocation. Proceeds received by the Company from the exercise are credited to share capital and additional paid in capital.
Details of the activity in the various Schemes were as follows (For convenience of the reader, the Rand amounts have been converted to US$ at the balance sheet date for the respective fiscal years):

			Average	Average
		Number of	exercise price	exercise price
	Available for	share options	per share	per share	Average grant date fair value
	grant	granted	SA Rand	US Dollar	US Dollar

Balance as at June 30, 2004	5,077,788	6,101,958	—	—	—
Share options reserved during the year	23,204,960	—	—	—	—
Share options granted during the year	(13,611,762)	13,611,762	—	—	3.59
Share options exercised during the year	—	(471,962)	45.69	7.39	—
Share options forfeited during the year	883,695	(883,695)	—	—	—

Balance as at June 30, 2005	15,554,681	18,358,063	—	—	—
Share options exercised during the year	—	(4,201,575)	49.76	7.82	—
Share options forfeited during the year	1,449,181	(1,449,181)	—	—	—

Balance as at June 30, 2006	17,003,862	12,707,307	—	—	—
Share options exercised during the year	—	(2,666,833)	51.65	7.18	—
Share options forfeited during the year	1,748,408	(1,748,408)	—	—	—

Balance as at June30, 2007	18,752,270	8,292,066	—	—	—

The options exercisable on June 30, 2007 and 2006 were 1,917,696 and 1,525,234, respectively.
The total intrinsic value of share options exercised was $3.5 million for fiscal 2007, $32.9 million for fiscal 2006 and $19.1 million for fiscal 2005.
The range of exercise prices for options outstanding at June 30, 2007 was R22.90 to R91.60. The range of exercise prices for options is wide primarily due to the fluctuation of the prices of the Company’s shares over the period of the grants.
The following tables summarize information relating to the options outstanding at June 30, 2007 (Tables are denominated in South African Rand and US$ where applicable):

			Outstanding options weighted average
				Exercise	Exercise
		Number of	Contractual	price	price
SA Rand Range of prices	US$	shares	life (in years)	SA Rand	US$

22.90 - 27.20	3.25 - 3.86	9,900	2.70	24.64	3.50
35.40 - 49.60	5.03 - 7.04	5,916,592	7.53	39.68	5.63
66.00 - 66.15	9.37 - 9.39	2,053,374	7.05	66.14	9.39
91.60	13.00	312,200	5.75	91.60	13.00

Total		8,292,066	12.60	75.85	10.77

			Exercisable options
			Weighted	Weighted
			average	average
		Number of	exercise price	exercise price
SA Rand Range of prices	US$	shares	Rand	US$

22.90 - 27.20	3.25 - 3.86	9,900	24.64	3.50
35.40 - 49.60	5.03 - 7.04	1,482,873	41.70	5.92
66.00 - 66.15	9.37 - 9.39	218,223	66.13	9.39
91.60	13.00	206,700	91.60	13.00

Total		1,917,696	44.13	6.27

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
These options will expire if not exercised at specific dates ranging from September 2009 to April 2015.
The market prices for options exercised during the three years ended June 30, 2007 ranged from R36.40 to R123.00 ($5.06 - $17.09).
The total fair value of shares vested for the three years ended June 30, 2007 are as follows:

	2007	2006	2005
	$’000	$’000	$’000

Fair value of vested shares during the year	55,898	45,211	15,150

The compensation costs related to the non-vested shares for the three years ended June30, 2007 are as follows:

	2007	2006	2005
	$’000	$’000	$’000

Compensation costs	3,713	12,054	13,180

Expected weighted average period to be recognized in (years)	7.6	8.3	9.2
The Company used the following assumptions under FAS No. 123 and FAS No. 123(R), as applicable, in valuing the option grants:

	November 15,		August 10,	March 27 ,
	2006 option	April 26, 2005	2004 option	2003 option	November 20, 2001
	allocation	option grant	grant	grant	option grant

Expected life (in years)	3.0	5.0	5.0	5.0	3.5
Risk free interest rate (%)	8.84%	8.37%	9.94%	11.63%	11.50%
Volatility (%)	26.00%	35.00%	40.00%	45.00%	40.00%
Dividend yield (%)	0.00%	0.00%	0.00%	1.52%	4.00%
Price at date of grant (Rand per share)	112.64	39.00	66.15	91.60	49.60
Vesting period (in years)	3.0	5.0	5.0	5.0	3.0 to 5.0
Vesting conditions
The only vesting condition for the 1994, 2001 and 2003 schemes is that the employee should be in the employment of Harmony.
The following performance criteria was imposed per the HSP (2006) Scheme which must be satisfied before the settlement of any share appreciation rights:
- that the company’s headline earnings per share have grown since the allocation date by a minimum of CPIX plus 3%;
- that the company’s performance has since the allocation date been a satisfactory achievement in terms of the Company’s sustainability index.
The Company used the binomial method in determining the fair value of the options granted.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
37	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

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

Gold Hedge Position

On May 17, 2007, Harmony closed out the remainder of the Australian hedge book inherited with the acquisition of the Hill 50 mine in Western Australia. 220 000 ounces were closed out at an average spot rate of $681 (A$809) per ounce, for a total cost of $60.0 million (A$72.8 milion).

At year-end, partial settlement was effected with available cash resources, leaving $11.1 million (A$14.1 million) to be settled during July 2007.

The mark-to-market movement for the 2007 year was a positive US$ 4.8 million (R 35.4million).

Summary of the group’s gold hedge position at June 30, 2006

						Mark-to-
		June 30,	June 30,	June 30,		market
Year		2007	2008	2009	Total	$’000

AUSTRALIAN DOLLAR GOLD

Forward contracts	Kilograms	4,572	3,110	3,110	10,793
	Ounces	147,000	100,000	100,000	347,000	(86,276)
	A$ per oz	515	518	518	516

Call options sold	Kilograms	311	—	—	311
	Ounces	10,000	—	—	10,000	(1,842)
	A$ per oz	562	—	—	562

Total commodity	Kilograms	4,883	3,110	3,110	11,104

contracts	Ounces	157,000	100,000	100,000	357,000	(88,118)

Foreign currency sensitivity
Harmony’s revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.
Forward Exchange Commitment
Abelle entered into a contract in November 2006 for the purchase of the mining fleet to be used on the Hidden Valley Project. The contract is in four different currencies and the estimated value is $ 34.3 million (R241.7 million). The delivery date for the equipment has been split into two phases with the first phase received in April 2007 and the second phase expected in November 2007.
The underlying cash flows that will be required by the contract will therefore be modified in accordance with movements in foreign exchange rates to which the contract is linked. The embedded derivative relating to the exchange rate was calculated based on the adjusted price at June 30, 2007 and Price Retail Index (PRI) movement since September 2005.
The mark-to-market movement for the embedded derivative was a positive $ 0.75 million (R5.4 million.)
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

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
38	CASH (UTILIZED)/GENERATED BY OPERATIONS

	2007	2006	2005
	$’000	$’000	$’000

Reconciliation of net loss to cash generated from/(utilized by) operations:
Net loss	(295,435)	(155,725)	(552,549)
Cumulative effect of change in accounting principle, net of tax	—	(2,058)	—
Income and mining tax expense/(benefit)	48,256	(2,344)	(88,811)

Loss before taxation	(247,178)	(160,127)	(641,360)
Adjustments for:
(Profit)/loss on sale of listed investments	(29,261)	(45,345)	93,470
Profit on sale of joint venture	(29)	—	—
(Profit)/loss on sale of subsidiaries	—	(3,035)	114
Profit on sale of mining assets	(25,419)	(10,148)	(12,542)
Depreciation and amortization	154,077	166,120	151,967
Impairment of assets	63,658	15,951	243,124
Loss on financial instruments	278,988	131,444	17,672
Other-than-temporary impairment in value of listed investment	51,087	—	63,234
Equity income of joint venture	(1,702)	(445)	—
Equity loss of associated companies	2,576	16,444	—
Net decrease in provision for environmental rehabilitation	(1,790)	(2,162)	(2,828)
Provision for post retirement benefits	(1,844)	1,175	9,137
Other non cash transactions	21,425	12,778	13,256
Income and mining taxes paid	(1,903)	(1,829)	(8,952)
Cash cost to close out hedges	(97,847)	(54,045)	(34,248)
Share-based compensation	5,596	17,055	15,618
Effect of changes in operating working capital items:
Receivables	(29,493)	(8,702)	38,092
Inventories	(27,529)	(12,822)	(8,121)
Accounts payable and accrued liabilities	51,273	(10,496)	(53,247)

Cash generated/(utilized) by operations	164,685	51,811	(115,614)

39	RELATED PARTY TRANSACTIONS

On June 21, 2006 Harmony acquired 37.8%of the issued share capital of Village Main Reef Gold Mining Company (1934) Limited (Village) from ARM Limited. The Chairman of the Company’s Board of directors, Patrice Motsepe, is also a member of the ARM board of directors. Frank Abbott was also a director of Village, at the time that Harmony purchased ARM’s 37.8% holding in Village. (See note 26) Following the resignation of ARM as the Village company secretary, Harmony Gold Mining Company Limited was appointed as from October 2, 2006.

The Group acquired 37.37 million of the 44.99 million shares held in Western Areas Limited from Allan Gray Ltd on March 9, 2006. As at June 30, 2006 Allan Gray Ltd was one of the Group’s largest shareholders, by holding 15% of Harmony’s total shares. (See note 26)

During the 2005 financial year Harmony entered into a number of transactions to dispose of the 19.5% investment held in ARM. Harmony dispose of the remaining portion of the investment in ARM of 16% to the ARM Empowerment Trust. As part of the various agreements put in place to arrange the sale of the shares to the Trust Harmony has accepted terms which resulted in the majority of the risk not being transferred away from Harmony. This relates mainly to a guarantee to the value of US$56 million (R367 million) as at May 27, 2006, plus interest accrued at the applicable funding rate. An indemnity from ARM Limited to the value of 50% of Harmony’s liability under the guarantee has been received. This guarantee is subject to a maximum amount of R107 million, as at May 27 2006, plus interest thereon at the applicable rate, and further reduces Harmony’s obligation.

At the time of these transactions, the Chairman of the Company’s Board of directors, Patrice Motsepe, was Chief Executive Officer of ARM. Frank Abbott and Nomfundo Qangule, directors of the Company, were also trustees of the ARM Empowerment Trust at the time.

On the 28 September 2007, the guarantee was cancelled by the Bank and Harmony has no further obligation. ( Refer note 29)

African Rainbow Minerals Limited (ARM) currently holds 16% of Harmony’s shares. Patrice Motsepe, Andre’ Wilkens and Frank Abbott are directors of ARM.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director, (whether executive or otherwise) of the company. For the fiscal year 2007 total directors remuneration amounted to $1.1 million and senior management’s remuneration to $5.9 million.

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had any interest, direct or indirect, in any transaction concluded in the 2007, 2006 and 2005 fiscal years, or in any proposed transaction that has affected or will materially affect Harmony or its investment interests or subsidiaries, other than stated above.

None of the directors or members of senior management of Harmony or any associate of such director or member of senior management is currently or has been at any time during the past three fiscal years indebted to Harmony and /or its subsidiaries.

40	SUBSEQUENT EVENTS

(a)	On August 24, 2007 the Group entered into an agreement with RMB to sell 7,348,079 of its Gold Fields ordinary shares, including 5,747,000 shares pledged as collateral for the financing obtained in March 2007, at R100.00 per ordinary shares, resulting in a realized loss of R35.02 per share. The proceeds were used to settle the Randfontein redeemable preference shares issued to RMB on April 5, 2007.

(b)	On August 24, 2007 the Group repaid the financing from RMB that was collateralized by a portion of its Gold Fields shares (5,747,000 shares) at R 100.00 per ordinary share.

(c)	On September 28, 2007, Harmony announced that it intends raising a debt facility of R2 billion (US$283.9 million) from Nedbank in order to finance the Hidden Valley project in Papua New Guinea.

d)	In July 2007 Harmony entered into an agreement with Dioro Exploration NL (Dioro) to acquire Harmony’s South Kal assets in Western Australia. The total selling price is AU$45 million, which consists of a cash component and a share component. The share component entails the issuance of 160 million Dioro shares and a cash component of AU$25 million. The transaction will require a minimum capital raising by Dioro of $AU35 million by the completion date. The completion of the agreement is subject to shareholder and regulatory approvals.

e)	A smaller tenement in Location 45 and two mining tenements are also being divested to Australian Mines (ASX listed company). The terms of the agreement have been finalised and the document was signed in July 2007. This package has been sold for AU$3 million cash, payable over three tranches. Completion of this agreement is expected before December 2007.

f)	On September 4, 2007 Harmony announced that it had signed formal agreements with Pamodzi Gold Limited (Pamodzi Gold) for the sale to all rights, title and interest of Harmony’s Orkney shafts located near Orkney in the North West province.

In terms of a contracting agreement, Pamodzi Gold has engaged Harmony in order to take management control of the Orkney operations under a contracting agreement by October 1, 2007, prior to all conditions precedent being met. Harmony has agreed in principle to this arrangement and both parties will be signing a formal agreement by the end of December.

The initial purchase consideration payable to Harmony by Pamodzi Gold for the Orkney shafts is equal to R550 million ($78.1 million), and a secondary consideration is calculated as follows:

- 3% of the net smelter revenues in respect of the first one million ounces of gold produced by Orkney after the effective date of the transaction; and

- 1.75% of the net smelter revenue in respect of all gold produced by the Orkney thereafter subject to an maximum aggregate amount of R450 million ($63.9 million).

The initial Orkney purchase consideration will be settled by Pamodzi Gold through:

- the payment of a cash amount of R350 million ($49.7 million); and

- issue of 9,272,903 ordinary consideration shares to Harmony.

The number of Pamodzi Gold ordinary shares to be issued to Harmony has been calculated based on the 30 day VWAP of the Pamodzi Gold ordinary share price on the JSE up to the business day immediately preceding the date upon which the detailed cautionary was announced, being April 24, 2007, which VWAP is equal to R21.57.

g)	On September 28, 2007, the ARM Trust guarantee was cancelled by Nedbank. Harmony will evaluate the impact of the cancellation of the guarantee on its accounting for the transaction.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
h)	On September 29, 2007 the senior bridge loan from RMB of R500 million ($68.6 million) was settled.

i)	On November 8, 2007, the Company announced that it had signed a letter of intent to sell its Mt Magnet operations for $A65 million to Monarch Gold Mining Company. Cash amounting to A$30 million would be received, with the balance of the consideration receivable in shares and a convertible note.

Harmony Gold Mining Company Limited
Notes to the Consolidated Financial Statements
For the years ended June 30
41	GEOGRAPHICAL AND SEGMENT INFORMATION

The company is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The Company’s operations are managed on a shaft-by-shaft (geographical) basis and discrete financial information under International Financial Reporting Standards (“IRFS”) for each shaft is reviewed by the Company’s chief operating decision maker to assess performance and allocate resources. The accompanying geographical and segment information has therefore been presented on a shaft by shaft basis and reconciled to U.S. GAAP.

These segments have been grouped together in the regions in which they operate, being the Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, ARMgold and Avgold. The Big Bell, Mt Magnet, South Kal and Abelle mines are located primarily in Western Australia. The Hidden Valley project is located in Papua New Guinea. The Company also has exploration interests in Southern Africa and Australia which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on production results.

In addition to the grouping of its operating segments by geographic region, management has also categorized its South African underground operations as follows:
o	Quality assets, which are typically those with a larger reserve base and longer life which form the core of the group’s production;

o	Leveraged assets, which are those that supplement operations and provide significant upside in the event of a rising gold price;

o	Growth assets, which comprise the expansion projects/new mines in South Africa; and

o	Surface operations
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
Year ended June 30, 2007

			Cash
		Production	operating	Mining	Unallocated	Total	Total	Capital	Ounces	Tons
	Revenue	cost	profit/(loss)	assets	assets	assets	liabilities	expenditure	produced (*)	milled (*)
South Africa operations	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Freestate operations							Total liabilities not calculated at shaft level
Quality assets
Masimong	94,534	82,815	11,719	78,657	—	78,657		15,141	147,958	1,074
Leveraged assets
Harmony 2	29,936	29,887	49	10,305	—	10,305		4,905	46,274	516
Merriespruit 1	32,520	26,507	6,013	14,283	—	14,283		3,509	50,612	476
Merriespruit 3	27,933	25,035	2,898	9,545	—	9,545		3,420	43,541	444
Unisel	51,142	35,013	16,129	29,759	—	29,759		5,436	79,992	614
Brand 3	29,174	27,771	1,403	3,246	—	3,246		1,590	45,611	444
Brand 5	592	1,526	(934)	—	—	—		—	918	12
Saaiplaas 3	—	—	—	—	—	—		43	—	—
Surface	13,628	6,448	7,180	31,014	—	31,014		4,711	21,346	2,369
Other	—	—	—	63,846	213,380	277,226		—	—	—

Total Freestate	279,459	235,002	44,457	240,655	213,380	454,035	465,771	38,755	436,252	5,949

Evander operations							Total liabilities not calculated at shaft level
Quality assets
Evander 5	35,673	28,923	6,750	36,901	—	36,901		5,451	55,643	377
Evander 7	39,242	38,633	609	56,246	—	56,246		11,899	61,044	447
Evander 8	76,124	45,792	30,332	49,476	—	49,476		11,039	118,692	842
Leveraged assets
Evander 9	—	—	—	—	—	—		—	—	—
Surface	—	—	—	—	—	—		660	—	—
Other	—	—	—	42,689	47,903	90,592		—	—	—

Total Evander	151,039	113,348	37,691	185,312	47,903	233,215	79,129	29,049	235,379	1,666

Randfontein operations							Total liabilities not calculated at shaft level
Quality assets
Cooke 1	48,311	32,852	15,459	9,058	—	9,058		1,967	75,698	426
Cooke 2	36,290	34,880	1,410	12,316	—	12,316		3,682	57,215	385
Cooke 3	57,870	44,081	13,789	40,496	—	40,496		13,582	91,332	622
Growth assets					—	—		—	—	—
Doornkop	36,503	25,210	11,293	242,368	—	242,368		37,557	57,364	597
Surface	12,239	5,791	6,448	9,976	—	9,976		7,263	18,974	894
Other	—	—	—	—	167,174	167,174		—	—	—

Total Randfontein	191,213	142,814	48,399	314,214	167,174	481,388	333,944	64,051	300,583	2,924

Elandsrand operations							Total liabilities not calculated at shaft level
Growth assets
Elandsrand	124,347	102,534	21,813	293,220	—	293,220		33,094	194,710	1,117
Surface	—	—	—	908	—	908		810	—	—
Other	—	—	—	—	28,589	28,589		—	—	—

Total Elandsrand	124,347	102,534	21,813	294,128	28,589	322,717	30,629	33,904	194,710	1,117

			Cash
		Production	operating	Mining	Unallocated	Total	Total	Capital	Ounces	Tons
	Revenue	cost	profit/(loss)	assets	assets	assets	liabilities	expenditure	produced (*)	milled (*)
South Africa operations	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Freegold operations							Total liabilities not calculated at shaft level
Quality operations
Tshepong	202,757	112,043	90,714	440,912	—	440,912		26,072	318,887	1,824
Growth assets
Phakisa	—	—	—	298,034	—	298,034		31,593	—	—
Leveraged assets
Bambanani	120,733	107,539	13,194	101,604	—	101,604		16,639	189,683	1,191
Joel	50,839	33,412	17,427	14,211	—	14,211		3,911	79,923	504
Eland	1,505	—	1,505	—	—	—		79	2,420	11
Kudu/Sable	553	189	364	—	—	—		—	845	15
West shaft	4,592	7,929	(3,337)	3,028	—	3,028		666	7,377	93
Nyala	—	—	—	—	—	—		—	—	—
St Helena	13,650	17,909	(4,259)	13,785	—	13,785		1,440	21,319	240
Surface	2,848	302	2,546	2,076	—	2,076		913	3,035	300
Other	—	—	—	185,744	610,233	795,977		—	—	—

Total Freegold	397,477	279,323	118,154	1,059,394	610,233	1,669,627	472,341	81,313	623,489	4,178

ARMgold operations							Total liabilities not calculated at shaft level
Leveraged assets
Orkney 2	33,048	26,262	6,786	13,437	—	13,437		4,273	52,275	311
Orkney 3	—	—	—	—	—	—		—	—	—
Orkney 4	28,960	26,317	2,643	15,991	—	15,991		5,101	46,041	397
Orkney 7	13,133	11,942	1,191	7,601	—	7,601		5,768	20,668	239
Welkom 1	—	—	—	—	—	—		—	—	—
Surface	80	3	77	—	—	—		(23)	125	1
Other	—	—	—	(646)	29,653	29,007		—	—	—

Total ARMgold	75,221	64,524	10,697	36,383	29,653	66,036	29,518	15,119	119,109	948

Avgold operations							Total liabilities not calculated at shaft level
Quality assets
Target	91,228	52,730	38,498	287,236	—	287,236		16,745	142,433	904
Surface	869	1,028	(159)	—	—	—		1,707	1,316	147
Other	—	—	—	732,886	22,768	755,654		—	—	—

Total Avgold	92,097	53,758	38,339	1,020,122	22,768	1,042,890	12,243	18,452	143,749	1,051

Kalgold operations							Total liabilities not calculated at shaft level
Surface	35,743	27,218	8,525	32,308	—	32,308		376	56,129	1,740
Other	—	—	—	—	15,954	15,954		—	—	—

Total Kalgold	35,743	27,218	8,525	32,308	15,954	48,262	7,674	376	56,129	1,740

Other entities	—	—	—	1,471	418,180	419,651	266,649	—	—	—

Total South Africa	1,346,596	1,018,521	328,075	3,183,987	1,553,834	4,737,821	1,697,898	281,019	2,109,400	19,573

Australia
Mt Magnet	85,760	70,626	15,134	29,388	16,118	45,506	66,125	20,199	136,428	1,875
South Kal	56,114	44,567	11,547	16,573	12,117	28,690	48,580	6,720	88,371	1,391
Papua New Guinea	—	—	—	314,124	60,688	374,812	376,637	73,055	—	—
Other entities	—	—	—	43,236	15,400	58,636	(294,854)	29	—	—

Total Australia	141,874	115,193	26,681	403,321	104,323	507,644	196,488	100,003	224,799	3,266

Total Harmony	1,488,470	1,133,714	354,756	3,587,308	1,658,157	5,245,465	1,894,386	381,022	2,334,199	22,839

Reconciliation of segment data to consolidated financial statements	(141,874)	36,606		(220,230)	88,682	(131,548)	157,105

	1,346,596	1,170,320		3,367,078	1,746,839	5,113,917	2,051,491

Included in the above are the following operations whose assets have been classified as held for sale and results as discontinued operations for management reporting purposes (a):
South Africa							Total liabilities not calculated at shaft level
Orkney 2	33,048	26,262	6,786	13,437	—	13,437		4,273	52,275	311
Orkney 3	—	—	—	—	—	—		—	—	—
Orkney 4	28,960	26,317	2,643	15,991	—	15,991		5,101	46,041	397
Orkney 6	13,133	11,942	1,191	7,601	—	7,601		5,768	20,668	239
Welkom 1	—	—	—
ARM surface	80	3	77	—	—	—		(23)	125	1
ARM other	—	—	—	(646)	29,653	29,007		—	—	—
Kudu/Sable	75,221	64,524	10,697	—	—	—		—	845	15

Total SA operations that have been classified as discontinued operations for management reporting purposes, but not for U.S. GAAP purposes (a)	150,442	129,048	21,394	36,383	29,653	66,036	29,518	15,119	119,954	963

Australia
Mt Magnet	85,760	70,626	15,134	29,388	16,118	45,506	66,125	20,199	136,428	1,875
South Kal	56,114	44,567	11,547	16,573	12,117	28,690	12,153	6,720	88,371	1,391
Other entities	—	—	—	41,982	261	42,243	(30,182)	29	—	—

Total Australia operations that have been classified as discontinued operations for management reporting and U.S. GAAP purposes (a)	141,874	115,193	26,681	87,943	28,496	116,439	48,096	26,948	224,799	3,266

Total Harmony discontinued operations for management reporting purposes (a)	292,316	244,241	48,075	124,326	58,149	182,475	77,614	42,067	344,753	4,229

*	Production statistics are unaudited.

Year ended June 30, 2006

			Cash
		Production	operating	Mining	Unallocated	Total	Total	Capital	Ounces	Tons
	Revenue	cost	profit/(loss)	assets	assets	assets	liabilities	expenditure	produced (*)	milled (*)
South Africa operations	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Freestate operations							Total liabilities not calculated at shaft level
Quality assets
Masimong	72,854	66,563	6,291	65,928	—	65,928		14,520	136,153	1,020
Leveraged assets
Harmony 2	36,716	33,527	3,189	6,933	—	6,933		3,964	69,446	598
Merriespruit 1	25,685	24,061	1,624	6,217	—	6,217		2,445	48,069	410
Merriespruit 3	23,078	24,188	(1,110)	5,175	—	5,175		1,783	43,691	452
Unisel	38,172	28,789	9,383	29,519	—	29,519		3,907	72,963	500
Brand 3	22,147	23,272	(1,125)	2,557	—	2,557		987	41,647	405
Brand 5	236	975	(739)	—	—	—		—	469	3
Saaiplaas 3	—	—	—	—	—	—		—	—	—
Surface	8,614	6,427	2,187	33,666	—	33,666		3,818	15,902	897
Other	—	—	—	61,711	126,700	188,411		—	—	—

Total Freestate	227,502	207,802	19,700	211,706	126,700	338,406	506,639	31,424	428,340	4,285

Evander operations							Total liabilities not calculated at shaft level
Quality assets
Evander 5	32,183	33,068	(885)	33,020	—	33,020		6,453	62,388	450
Evander 7	42,365	32,648	9,717	47,034	—	47,034		10,021	83,202	435
Evander 8	67,325	44,863	22,462	40,464	—	40,464		9,726	128,849	815
Leveraged assets
Evander 9	—	21	(21)	—	—	—		—	—	—
Surface	—	—	—	—	—	—		—	—	—
Other	—	—	—	38,025	26,212	64,237		1,033	—	—

Total Evander	141,873	110,600	31,273	158,543	26,212	184,755	45,017	27,233	274,439	1,700

Randfontein operations							Total liabilities not calculated at shaft level
Quality assets
Cooke 1	42,978	32,274	10,704	11,835	—	11,835		3,759	80,495	490
Cooke 2	32,025	23,082	8,943	12,962	—	12,962		3,738	59,836	353
Cooke 3	55,901	41,329	14,572	27,692	—	27,692		8,197	104,758	652
Growth assets			—
Doornkop	23,294	24,322	(1,028)	200,096	—	200,096		26,031	43,593	515
Surface	6,108	5,022	1,086	5,143	—	5,143		8,712	11,650	539
Other	—	—	—	—	114,154	114,154		—	—	—

Total Randfontein	160,306	126,029	34,277	257,728	114,154	371,882	130,543	50,437	300,332	2,549

Elandsrand operations							Total liabilities not calculated at shaft level
Growth assets
Elandsrand	90,097	89,349	748	259,500	—	259,500		30,523	170,867	987
Leveraged assets
Deelkraal	—	—	—	—	—	—		—	—	—
Surface	—	—	—	300	—	300		—	—	—
Other	—	—	—	—	91,572	91,572		—	—	—

Total Elandsrand	90,097	89,349	748	259,800	91,572	351,372	80,720	30,523	170,867	987

Freegold operations							Total liabilities not calculated at shaft level
Quality operations
Tshepong	179,626	111,462	68,164	429,453	—	429,453		23,529	335,289	1,786
Growth assets
Phakisa	—	—	—	260,966	—	260,966		21,522	—	—
Leveraged assets
Bambanani	93,111	87,064	6,047	98,472	—	98,472		14,870	175,214	1,196
Joel	31,346	29,170	2,176	10,239	—	10,239		3,644	58,595	436
Eland	2,026	1,066	960	—	—	—		—	4,058	21
Kudu/Sable	890	895	(5)	—	—	—		—	2,024	13
West shaft	13,117	13,650	(533)	8,900	—	8,900		887	25,525	206
Nyala	81	226	(145)	—	—	—		3	184	2
St Helena	6,867	10,802	(3,935)	6,416	—	6,416		443	12,791	127
Surface	5,366	5,386	(20)	858	—	858		340	11,019	336
Other	—	—	—	160,980	257,043	418,023		—	—	—

Total Freegold	332,430	259,721	72,709	976,284	257,043	1,233,327	402,860	65,238	624,699	4,123

ARMgold operations							Total liabilities not calculated at shaft level
Leveraged assets
Orkney 2	36,589	29,716	6,873	9,231	—	9,231		2,380	69,877	347
Orkney 3	—	—	—	—	—	—		—	—	—
Orkney 4	31,117	29,273	1,844	11,690	—	11,690		4,759	58,897	406
Orkney 7	—	—	—	—	—	—		—	—	—
Welkom 1	—	—	—	—	—	—		—	—	—
Surface	—	—	—	—	—	—		—	—	—
Other	—	—	—	671	340,179	340,850		—	—	—

Total ARMgold	67,706	58,989	8,717	21,592	340,179	361,771	20,065	7,139	128,774	753

Avgold operations							Total liabilities not calculated at shaft level
Quality assets
Target	81,178	51,904	29,274	279,852	—	279,852		9,644	150,196	813
Surface	404	968	(564)	678	—	678		—	746	204
Other	—	—	—	717,182	19,180	736,362		—	—	—

Total Avgold	81,582	52,872	28,710	997,712	19,180	1,016,892	5,309	9,644	150,942	1,017

Kalgold operations							Total liabilities not calculated at shaft level
Surface	39,342	31,740	7,602	12,190	—	12,190		389	77,071	2,008
Other	—	—	—	—	5,402	5,402		—	—	—

Total Kalgold	39,342	31,740	7,602	12,190	5,402	17,592	1,933	389	77,071	2,008

Other entities	—	—	—	1,450	429,445	430,895	133,631	—	—	—

			Cash
		Production	operating	Mining	Unallocated	Total	Total	Capital	Ounces	Tons
	Revenue	cost	profit/(loss)	assets	assets	assets	liabilities	expenditure	produced (*)	milled (*)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Total South Africa	1,140,838	937,102	203,736	2,897,005	1,409,887	4,306,892	1,326,717	222,027	2,155,464	17,422

Australia
Mt Magnet	80,090	59,427	20,663	71,897	9,401	81,298	23,669	22,651	148,822	1,918
South Kal	42,406	37,523	4,883	42,637	8,367	51,004	12,213	2,320	82,639	1,480
Papua New Guinea	—	—	—	212,166	851	213,017	3,164	18,221	—	—
Other entities	—	—	—	21,367	93,253	114,620	162,640	104	—	—

Total Australia	122,496	96,950	25,546	348,067	111,872	459,939	201,686	43,296	231,461	3,398

Total Harmony	1,263,334	1,034,052	229,282	3,245,072	1,521,759	4,766,831	1,528,403	265,323	2,386,925	20,820

Reconciliation of segment data to consolidated financial statements	(122,496)	89,101		51,141	(355,773)	(304,632)	8,432

	1,140,838	1,123,153		3,296,213	1,165,986	4,462,199	1,536,835

Included in the above are the following operations whose assets have been classified as held for sale and results as discontinued operations for management reporting purposes (a):
South Africa							Total liabilities not calculated at shaft level
Orkney 2	36,589	29,716	6,873	—	—	—		2,380	69,877	347
Orkney 3	—	—	—	—	—	—		—	—	—
Orkney 4	31,117	29,273	1,844	—	—	—		4,759	58,897	406
Orkney 6	—	—	—	—	—	—		—	—	—
Welkom 1	—	—	—	—	—	—		—	—	—
ARM surface	—	—	—	—	—	—		—	—	—
ARM other	—	—	—	—	—	—		—	—	—
Kudu/Sable	67,706	58,989	8,717	—	—	—		—	2,024	13

Total SA operations that have been classified as discontinued operations for management reporting purposes, but not for U.S. GAAP purposes (a)	135,412	117,978	17,434	—	—	—	—	7,139	130,798	766

Australia
Mt Magnet	80,090	59,427	20,663	—	—	—	—	22,651	148,822	1,918
South Kal	42,406	37,523	4,883	—	—	—	—	2,320	82,639	1,480
Other entities	—	—	—	—	—	—	—	—	—	—

Total Australia operations that have been classified as discontinued operations for management reporting and U.S. GAAP purposes (a)	122,496	96,950	25,546	—	—	—	—	24,971	231,461	3,398

Total Harmony discontinued operations for management reporting purposes (a)	257,908	214,928	42,980	—	—	—	—	32,110	362,259	4,164

*	Production statistics are unaudited.

Year ended June 30, 2005

			Cash
		Production	operating	Mining	Unallocated	Total	Total	Capital	Ounces	Tons
	Revenue	cost	profit/(loss)	assets	assets	assets	liabilities	expenditure	produced (*)	milled (*)
South Africa operations	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Freestate operations							Total liabilities not calculated at shaft level
Quality assets
Masimong	68,342	65,388	2,954	48,026	—	48,026		10,630	159,981	1,046
Leveraged assets
Harmony 2	29,295	30,021	(726)	6,234	—	6,234		3,556	68,547	559
Merriespruit 1	19,428	21,719	(2,291)	5,865	—	5,865		2,833	45,559	414
Merriespruit 3	23,325	24,379	(1,054)	5,091	—	5,091		1,696	54,690	548
Unisel	27,798	31,055	(3,257)	21,106	—	21,106		4,147	65,011	494
Brand 3	19,807	22,883	(3,076)	3,435	—	3,435		1,267	46,299	448
Brand 5	8	2,120	(2,112)	—	—	—		—	33	—
Saaiplaas 3	1,026	4,831	(3,805)	475	—	475		4	2,541	30
Surface	3,720	3,318	402	37,481	—	37,481		1,589	9,542	467
Other	—	—	—	66,795	604,336	671,131		30	—	—

Total Freestate	192,749	205,714	(12,965)	194,508	604,336	798,844	539,519	25,752	452,203	4,006

Evander operations							Total liabilities not calculated at shaft level
Quality assets
Evander 2	20,695	27,404	(6,709)	10,872	—	10,872		15	48,764	357
Evander 5	20,078	15,912	4,166	10,499	—	10,499		7,006	47,093	245
Evander 7	55,502	32,795	22,707	44,770	—	44,770		7,948	130,009	541
Evander 8	64,912	41,500	23,412	40,526	—	40,526		8,216	151,936	734
Leveraged assets
Evander 9	1,078	3,005	(1,927)	—	—	—		—	2,573	31
Surface	—	—	—	—	—	—		—	—	—
Other	—	—	—	40,101	31,242	71,343		—	—	—

Total Evander	162,265	120,616	41,649	146,768	31,242	178,010	46,946	23,185	380,375	1,908

Randfontein operations							Total liabilities not calculated at shaft level
Quality assets
Cooke 1	33,888	31,115	2,773	13,317	—	13,317		2,811	79,101	520
Cooke 2	23,274	24,144	(870)	13,848	—	13,848		2,538	54,441	403
Cooke 3	49,478	42,278	7,200	24,610	—	24,610		8,287	116,300	740
Growth assets
Doornkop	22,478	23,573	(1,095)	192,666	—	192,666		28,621	52,695	526
Surface	14,185	14,117	68	2,676	—	2,676		6,120	33,397	2,757
Other	—	—	—	—	69,082	69,082		—	—	—

Total Randfontein	143,303	135,227	8,076	247,117	69,082	316,199	59,469	48,377	335,934	4,946

Elandsrand operations							Total liabilities not calculated at shaft level
Growth assets
Elandsrand	88,577	88,599	(22)	257,670	—	257,670		26,081	207,371	1,019
Leveraged assets
Deelkraal	958	714	244	2,514	—	2,514		—	2,284	1
Surface	—	—	—	334	—	334		7	—	—
Other	—	—	—	—	98,919	98,919		—	—	—

Total Elandsrand	89,535	89,313	222	260,518	98,919	359,437	100,437	26,088	209,655	1,020

Freegold operations							Total liabilities not calculated at shaft level
Quality operations
Tshepong	162,958	101,091	61,867	642,328	—	642,328		23,346	380,695	1,700
Growth assets
Phakisa	—	—	—	258,424	—	258,424		18,756	—	—
Leveraged assets
Bambanani	84,165	83,289	876	101,291	—	101,291		12,178	197,535	1,090
Joel	27,282	28,990	(1,708)	8,271	—	8,271		2,582	64,464	498
Eland	11,436	13,404	(1,968)	—	—	—		—	26,782	175
Kudu/Sable	10,764	18,885	(8,121)	—	—	—		—	25,175	194
West shaft	12,049	12,907	(858)	10,230	—	10,230		107	28,165	176
Nyala	9,897	17,587	(7,690)	—	—	—		1,440	23,503	198
St Helena	12,660	24,191	(11,531)	2,227	—	2,227		901	29,965	245
Surface	15,407	15,436	(29)	3,376	—	3,376		314	36,420	1,361
Other	—	—	—	—	596,686	596,686		—	—	—

Total Freegold	346,618	315,780	30,838	1,026,147	596,686	1,622,833	455,720	59,624	812,704	5,637

ARMgold operations							Total liabilities not calculated at shaft level
Leveraged assets
Orkney 2	33,279	31,495	1,784	9,666	—	9,666		1,443	78,449	413
Orkney 3	—	—	—	—	—	—		—	—	—
Orkney 4	32,720	29,616	3,104	10,321	—	10,321		915	76,971	455
Orkney 7	—	—	—	—	—	—		—	—	—
Welkom 1	1,164	1,604	(440)	—				—	2,734	21
Surface	—	—	—	—	—	—		—	—	—
Other	—	—	—	—	21,088	21,088		394	—	—

Total ARMgold	67,163	62,715	4,448	19,987	21,088	41,075	48,872	2,752	158,154	889

Avgold operations							Total liabilities not calculated at shaft level
Quality assets
Target	89,233	54,391	34,842	303,491	—	303,491		10,818	209,847	1,178
Surface	579	467	112	942	—	942		1,790	1,350	88
Other	—	—	—	770,753	16,303	787,056		—	—	—

Total Avgold	89,812	54,858	34,954	1,075,186	16,303	1,091,489	29,989	12,608	211,197	1,266

Kalgold operations							Total liabilities not calculated at shaft level
Surface	46,331	40,341	5,990	20,442	—	20,442		(4,145)	108,195	1,855
Other	—	—	—	1,217	7,403	8,620		—	—	—

Total Kalgold	46,331	40,341	5,990	21,659	7,403	29,062	4,621	(4,145)	108,195	1,855

Other entities	1,755	—	1,755	900	172,202	173,102	122,657	2,035	—	—

Total South Africa	1,139,531	1,024,564	114,967	2,992,790	1,617,261	4,610,051	1,408,230	196,276	2,668,417	21,527

Australia
Mt Magnet	77,242	60,915	16,327	78,172	—	78,172	74,686	15,652	181,233	2,743
South Kal	48,427	39,263	9,164	55,289	—	55,289	52,123	10,161	115,615	1,405
Papua New Guinea	—	—	—	200,749	—	200,749	2,680	12,051	—	—
Other entities	—	—	—	24,265	103,357	127,622	51,541	2,178	—	—

Total Australia	125,669	100,178	25,491	358,475	103,357	461,832	181,030	40,042	296,848	4,148

Total Harmony	1,265,200	1,124,742	140,458	3,351,265	1,720,618	5,071,883	1,589,260	236,318	2,965,265	25,675

			Cash
		Production	operating	Mining	Unallocated	Total	Total	Capital	Ounces	Tons
	Revenue	cost	profit/(loss)	assets	assets	assets	liabilities	expenditure	produced (*)	milled (*)
South Africa operations	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	oz	’000
Reconciliation of segment data to consolidated financial statements	(125,669)	70,437		85,334	(420,399)	(335,065)	2,724

	1,139,531	1,195,179		3,436,599	1,300,219	4,736,818	1,591,984

Included in the above are the following operations whose assets have been classified as held for sale and results as discontinued operations for management reporting purposes (a):
							Total liabilities not calculated at shaft level
South Africa
Orkney 2	33,279	31,495	1,784	—	—	—		1,443	78,449	413
Orkney 3	—	—	—	—	—	—		—	—	—
Orkney 4	32,720	29,616	3,104	—	—	—		915	76,971	455
Orkney 6	—	—	—	—	—	—		—	—	—
Welkom 1	1,164	1,604	(440)	—	—	—		—	2,734	21
ARM surface	—	—	—	—	—	—		—	—	—
ARM other	—	—	—	—	—	—		394	—	—
Kudu/Sable	67,163	62,715	4,448	—	—	—		—	25,175	194

Total SA operations that have been classified as discontinued operations for management reporting purposes, but not for U.S. GAAP purposes (a)
Total SA	134,326	125,430	8,896	—	—	—	—	2,752	183,329	1,083

Australia
Mt Magnet	77,242	60,915	16,327	—	—	—	—	15,652	181,233	2,743
South Kal	48,427	39,263	9,164	—	—	—	—	10,161	115,615	1,405
Other entities	—	—	—	—	—	—	—	—	—	—

Total Australia operations that have been classified as discontinued operations for management reporting and U.S. GAAP purposes (a)	125,669	100,178	25,491	—	—	—	—	25,813	296,848	4,148

Total Harmony discontinued operations for management reporting purposes (a)	259,995	225,608	34,387	—	—	—	—	28,565	480,177	5,231

*	Production statistics are unaudited.

Reconciliation of segment informatiion to consolidated statements of income and balance sheets
The “Reconciliation of segment data to consolidated financials” line item in the segment reports are broken down in the following elements, to give a better understanding for the differences between the income statement, balance sheet and the segment report:

	2007	2006	2005
	$’000	$’000	$’000
Revenue from continuing operations
Discontinued operations under U.S. GAAP (a)	(141,874)	(122,496)	(125,669)

	(141,874)	(122,496)	(125,669)

Production cost of continuing operations
Discontinued operations under U.S. GAAP (a)	(115,193)	(96,950)	(100,178)
Depreciation and amortization expense (excluding depreciation on non-mining assets) (b)	120,795	147,344	141,354
Share-based compensation (b)	5,113	15,726	15,618
Corporate costs and decrease in rehabilitation costs (b)	25,967	17,255	17,045
Reversal of proportionate consolidation (c)	779	2,968	—
Other items	(855)	2,758	(3,402)

	36,606	89,101	70,437

Reconciliation of cash operating profit to consolidated loss before income taxes, equity income of joint venture, equity (loss)/income of associated companies, impairment of investment in associate and the cumulative effect of change in accounting principle:

Total segment revenue	1,488,470	1,263,334	1,265,200
Total segment production costs	(1,133,714)	(1,034,052)	(1,124,742)

Cash operating profit — all operations	354,756	229,282	140,458
Discontinued operations under U.S. GAAP (a)	(26,681)	(25,546)	(25,491)
Depreciation and amortization expense (excluding depreciation on non-mining assets) (b)	(120,795)	(147,344)	(141,354)
Share-based compensation (b)	(5,113)	(15,726)	(15,618)
Corporate costs and decrease in rehabilitation costs (b)	(25,967)	(17,255)	(17,045)
Reversal of proportionate consolidation (c)	(779)	(2,968)	—
Other items	855	(2,758)	3,402

	176,276	17,685	(55,648)
Depreciation and amortization expenses on non-mining assets	(1,735)	(6,687)	(6,642)
Impairment of assets	(10,243)	(15,951)	(122,819)
Employment termination and restructuring costs	—	12,289	(73,215)
Care and maintenance cost of restructured shafts	(9,184)	(26,837)	(29,975)
Exploration expenditure	(26,864)	(11,090)	(4,672)
Marketing and new business expenditure	(8,987)	(9,171)	(15,310)
Profit on sale of property, plant and equipment	25,346	10,148	13,594
Post retirement benefits expense	1,844	(1,175)	(9,137)

Operating loss	146,453	(30,789)	(303,824)
Total other (expenses)/income	(334,425)	(50,535)	(232,442)

Loss before income taxes, equity income of joint venture, equity (loss)/income of associated companies, impairment of investment in associate and the cumulative effect of change in accounting principle	(187,972)	(81,324)	(536,266)

	2007	2006	2005
	$’000	$’000	$’000
Total assets
Reversal of proportionate consolidation (c)	(1,574)	(1,155)	—
Exploration costs (d)	(10,802)	(10,577)	(11,367)
Business combinations — goodwill (e)	14,856	14,605	15,696
Business combinations — acquisition date (f)	(289,158)	(284,274)	(305,509)
Business combinations — purchase price (g)	78,603	78,544	85,906
Impairment of assets (h)	(78,145)	(76,421)	(32,022)
Provision for environmental rehabilitation (i)	9,349	10,881	11,330
Deferred taxation (j)	(263,572)	(133,578)	(133,076)
Borrowings (k)	2,398	3,605	5,733
Transfer of ARM shares to ARM Trust (l)	353,344	61,358	18,858
Other items	53,154	32,381	9,386

	(131,548)	(304,631)	(335,065)

Total liabilities
Reversal of proportionate consolidation (a)	(3,767)	(1,154)	—
Business combinations — purchase price (f)	55,859	56,033	61,556
Impairment of assets (g)	(19,007)	(19,499)	(10,977)
Provision for environmental rehabilitation (h)	(16,300)	(5,940)	(2,313)
Deferred taxation (i)	(265,661)	(133,578)	(133,076)
Borrowings (j)	19,209	28,294	40,432
Transfer of ARM shares to ARM Trust (k)	353,344	61,358	18,858
Other items	33,428	22,918	28,244

	157,105	8,432	2,724

a)	Discontinued operations

As described in note 17, Harmony has classified the assets and liabilities of certain of its South African and all of its Australian operations as held for sale. In connection with this determination, Harmony has also presented the results of its Australia operations for all periods as discontinued operations under U.S. GAAP. This is because the operations and cash flows of the Australian operations will be eliminated from the ongoing operations of Harmony as a result of the proposed disposal transactions, and the fact that Harmony will not have any significant continuing involvement in the Australian operations. In contrast, since Harmony continues to produce and sell gold within South Africa, the results associated with certain of its South African assets that has been classified as held for sale, continues to be presented within continuing operations.

For management reporting purposes however, Harmony has classified both its South African and Australian operations as discontinued operations.

The adjustments to revenue, production costs and cash operating profits from continuing operations therefore removes the results of Harmony’s Australian operations that have been classified as discontinued operations.

b)	Difference in calculation of production costs

Production costs for management reporting purposes excludes depreciation and amortization of mining assets, share-based compensation, certain corporate costs and decrease in rehabilitation costs. Under U.S. GAAP, all these items would be included in production costs. The items appearing in the reconciliation of production costs in the table above includes the impact of the other differences between IFRS and U.S. GAAP, such as those relating to exploration costs, business combinations and provision for environmental rehabilitation, discussed further below.

c)	Reversal of proportionate consolidation

For management reporting purposes, the Company account for its investments in joint ventures using the proportional consolidation method. Under U.S. GAAP, the equity method of accounting is applied in accounting for all incorporated joint ventures.

d)	Exploration costs

For management reporting purposes, certain exploration costs are capitalized. U.S. GAAP does not permit the capitalization of exploration and evaluation expenditure prior to the establishment of a bankable feasibility study.

e)	Business combinations — goodwill

For management reporting purposes, prior to 2004, goodwill was amortized using the straight-line method over the estimated life of the underlying asset. Under U.S. GAAP, goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. From July 1, 2004, this is in line with management’s reporting.

f)	Business combinations — acquisition date

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

g)	Business combinations — purchase price

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

In addition, for management reporting purposes, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under U.S. GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

h)	Impairment of assets

For management reporting purposes, impairment is assessed on discounted cash flows. If impairment is indicated, assets are written down to higher of fair value less costs to sell and value in use based on discounted cash flows. Reversal of impairment losses is required in certain circumstances, except for goodwill. Under U.S. GAAP, impairment is assessed on undiscounted cash flows for assets to be held and used. If less than carrying amount, impairment loss is measured using market value or discounted cash flows. The reversal of previously recognized impairments is also not permitted.

i)	Provision for environmental rehabilitation

(i)	Revisions to the asset retirement obligation

For management reporting purposes, all changes in the carrying amount of the obligation are recognized in the income statement. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for U.S. GAAP.

In addition, the current discount rate is applied to measure the retirement obligation for management reporting purposes. Under U.S. GAAP any decreases in the asset retirement obligation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing asset retirement obligation, and should be measured at the historical discount rate used to measure the initial asset retirement obligation.

(ii)	Amortization of rehabilitation asset

The rehabilitation assets carrying value for management reporting purposes is different to that under U.S. GAAP, mainly as a result of the unique transition provisions under SFAS No. 143 and revisions to the asset retirement obligation described above, which results in a different amortization charge.

j)	Deferred taxation

For management reporting purposes, deferred tax assets and liabilities are classified net as non-current on the balance sheet. Under U.S. GAAP, deferred tax assets and liabilities are either classified as current or non-current, based on the classification of the related non-tax asset or liability for financial reporting purposes. Deferred tax assets not associated with an underlying asset or liability are classified based on the expected reversal period.

k)	Borrowings

For management reporting purposes, the international unsecured fix rate convertible bond totaling R1,700 million is split between a debt component and an equity component. Under U.S. GAAP the entire loan is classified as debt. In addition, for management reporting purposes, debt issuance cost is set off against debt. Under U.S. GAAP debt issuance cost is recorded as a deferred cost within accounts receivable.

l)	Transfer of ARM shares to the ARM Trust

Although the transfer of the ARM shares to the ARM Trust was also not recognized for management reporting purposes, the Company ceased accounting for the increase in the fair value of ARM shares subsequent to the transfer of those shares to the ARM Trust. Under U.S. GAAP, the Company has continued to account for the investment as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. In turn, under U.S. GAAP only, the Company recorded a derivative financial liability in respect of the increase in fair value of the shares and to reflect the fact that the upside on appreciation of the ARM shares now legally belongs to the intended beneficiaries of the ARM Trust.