Form 20-F/A
period 2007-06-30
HARMONY GOLD MINING CO LTD
filed 2008-07-16
CIK 1023514

As filed with the Securities and Exchange Commission on July 16, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to
Commission file number: 001-31545
HARMONY GOLD MINING COMPANY LIMITED
(Exact name of registrant as specified in its charter)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

RANDFONTEIN OFFICE PARK, CNR WARD AVENUE AND MAIN REEF ROAD,
RANDFONTEIN, SOUTH AFRICA, 1760
(Address of principal executive offices)
Marian van der Walt, Company Secretary, (tel) +27 11 411 2037, mvanderwalt@harmony.co.za, (fax) +27 11 692 3879, Suite No. 1,
Private Bag X1, Melrose Arch, 2076, 1759, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
YES ☑ NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐
Indicate by check mark which which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International financial Report Standards as issued ☐ by the International Accounting Standards Board	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
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
YES ☑ NO ☐

Explanatory Note
     This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007 originally filed with the Securities and Exchange Commission on December 7, 2007 (the “2007 20-F”), is being filed for the purposes of supplementing or amending the following sections from the 2007 20-F:

Item 4.	Information on the Company
•	U.S. dollar equivalent amounts have been provided throughout this section when discussing transactions in currencies other than the U.S. dollar.

Item 5.	Operating and Financial Review and Prospects
•	The discussion prior to the Results of Operations comparison sections has been expanded to:
—	Clarify that the Company is unable to provide a specific amount of the estimated costs related to the participation of historically disadavantaged South Africans in mining assets;

—	Discuss the potential impact of royalty payments to be required under the Mineral and Petroleum Resource Development Act (“MPRDA”) on future operations;

—	Discuss the potential impact of new mines expecting to start producing higher volumes at higher grades on the Company’s operating results;

—	Further discuss the impact of high consumables and supervisory labor, as well as Continuous Operations (“CONOPS”), on future operating results;

—	Further discuss the impact of underperformance of recovered grade and declining workforce productivity on future operating results; and

—	Clarify the level of, and concerns over the reliability of, electricity supply to the Company’s South African operations.
•	Liquidity and Capital Resources — expanded discussion on Working Capital and Anticipated Financing Needs.

Item 18.	Financial Statements
•	Report of Independent Registered Public Accounting Firm has been amended to specify location of audit firm.
•	Notes 2(n)(i), Accounting Policies—Property, Plant and Equipment, on page F-13, has been revised to clarify the Company’s capitalization policy of capitalizing costs until more than a de minimis amount of saleable materials is extracted from the mine.
•	Note 35, Disclosures Regarding Fair Value of Financial Instruments, on page F-44, has been revised to clarify the Company’s disclosures surrounding the fair value of unlisted equity investments.

Item 19.	Exhibits
•	Revise Item 19 to include the certifications of the Chief Executive Officer (formerly Acting Chief Executive Officer) and the Chief Financial Officer (formerly Interim Chief Financial Officer) in connection with this Amendment.
     Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the 2007 20-F or reflect any events that have occurred after the 2007 20-F was originally filed.

2

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

     Harmony has classified the Western Australia operations as available for sale. In July 2007, Harmony entered into an agreement with Dioro Exploration NL (Dioro) to acquire Harmony’s South Kalgoorlie assets in Western Australia. The total purchase price is A$45 million (US$38.2 million), which consists of a cash component and a share component. The share component entails the issuance of 160 million Dioro shares, or shares to the value of A$20 million ($17 million), and a cash component of A$25 million (US$21.2 million). The transaction is subject to various conditions precedent, including a minimum capital raising by Dioro of A$35 million (US$29.8 million) by the completion date. The completion of the agreement is subject to regulatory approvals.
     In November 2007, Harmony announced that it has signed a letter of intent with the Australian-based junior miner Monarch Gold Mining Company for the sale of its Mt Magnet operations for A$65 million (US$57.2 million). The Mt Magnet asset package, which includes Hill 50, Great Fingall, St George, Star and Big Bell mines, comprises a resource inventory of 2.7Moz of gold, tenements covering approximately 62,000 hectares and 166 exploration licence blocks, along with a 2.7Mt a year capacity plant. The offer is made up of a combination of A$30 million cash (US$26.4 million), A$20 million (US$17.6 million) in shares and A$15 million (US$13.2 million) in convertible notes. The transaction will require a capital raising by Monarch on the Toronto Stock Exchange by the completion date.
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
     On December 8, 2006 the Company disposed of its interest in Western Areas in exchange for Gold Fields ordinary shares. This was in terms of an offer by Gold Fields whereby every 100 Western Areas Shares were exchanged for 35 Gold Fields shares. The Company received 15.7 million Gold Fields shares, issued at R135.02 (US$19.15) per share, for its 44.9 million Western Areas shares.
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
     In June 2007, Harmony announced that it has signed an agreement to divest of its nickel tenements at its South Kalgoorlie Mines for A$20 million (US$17 million) in cash, subject to certain conditions precedent. The transaction is expected to conclude in the December 2007 quarter.
     In April 2007, the surface assets and metallurgical plant at Deelkraal was sold to Ogoerion Construction CC for R98 million ($13.7 million). It was agreed that the purchase price be paid in installments over a 24-month period.
     On October 19, 2006, Randfontein 4 shaft was sold to Simmer & Jack Limited for an amount of R60 million ($8.5 million).
     On March 31, 2006, the company disposed of the entire share capital of Buffalo Creek Mines (Pty) Ltd for A$24 million (US$17.2 million). According to the agreement the A$24 million (US$17.2 million) was to be settled as follows: (i) A$4.3 million (US$3.1 million) to be paid in cash; (ii) 1,907,892 shares in GBS Gold International, valued at A$5 million (US$3.6 million); (iii) A$5 million (US$3.6 million) to be paid in cash in September 2006; (iv) Shares in GBS Gold International, equal in value to A$4.4 million (US$3.1 million), to be issued in September 2006; and (v) A$5.4 million (US$3.8 million) to be paid in cash in September 2007. The net asset value of Buffalo Creek Mines (Pty) Ltd was A$20.1 million (US$14.2 million), resulting in a profit of A$3.1 million (US$3 million). Final settlement was received as per contract in September 2007.
     On January 18, 2006, Harmony disposed of its investment in Atlas Gold Limited for A$0.2 million (US$0.15 million). The investment of 500,000 shares was carried at a total cost of A$0.1 million (US$0.07 million), resulting in a profit of A$0.1 million (US$0.07 million).
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
     On February 3, 2005, Harmony undertook a secondary placing of 3,703,704 shares of its holding in ARM Limited at a price of R27.00 (US$4.41) per share. On March 15, 2005, Harmony placed another 3,418,803 of its ARM Limited shares at a price of R29.25 (US$4.81) per share. On April 21, 2005, Harmony disposed of its 14% investment in ARM Limited to the ARM Broad-Based Empowerment Trust (“the ARM Empowerment Trust”) for a cash consideration of R829,827,460 (US$136,765,960) representing a price of R29.00 (US$4.78) per ARM Limited share. The ARM Empowerment Trust has been established for the purpose of holding the ARM Limited shares to further facilitate broad-based empowerment in ARM Limited’s shareholder base. ARM Limited is Harmony’s second largest shareholder and Broad-based Black Economic Empowerment (BEE) partner holding 16% of Harmony. For U.S. GAAP purposes, Harmony did not recognize the disposal of its investment in ARM Limited to the ARM Empowerment Trust as a sale. See Item 7. “Major Shareholders and Related Party Transactions” and the consolidated financial statements included in this annual report for a discussion on the treatment of this transaction.
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

Copper price used = US$30/lb

NB : Rounding of figures may result in slight computational discrepancies
Molybdenum

		PROVEN				PROBABLE				TOTAL
	Tonnes		Mo	Mo	Tonnes		Mo	Mo	Tonnes		Mo	Mo
Mine	(Mt)	ppm	(000 t)	(M lbs)	(Mt)	ppm	(000 t)	(M lbs)	(Mt)	ppm	(000 t)	(M lbs)

Golpu	0.0	0.00	0.0	0.0	70.8	121.00	8.6	19	70.8	121.00	8.6	19

Grand total	0.0	0.00	0.0	0.0	70.8	121.00	8.6	19	70.8	121.00	8.6	19

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
The replacement of a pre-aeration tank is in progress and is due for completion in December 2007. The estimated capital cost at completion amounts to R 2.5 million (US$0.35 million).
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
In November 2007, Harmony announced that it signed a letter of intent with the Austrlian-based junior miner Monarch Gold Mining Company (Monarch: ASX/DIFX:MON) for the sale of its Mt. Magnet operations for A$65 million (US$57.2 million). The offer is made up of a combination of A$30 million (US$26.4 million) cash. A$20 million (US$17.6 million) in shares and A$15 million (US$13.2 million) in convertible notes.
In July 2007 Harmony announced the sale of the South Kal Mine to Dioro Exploration NL. The transaction is expected to be concluded during the December 2007 quarter. The transaction price includes A$25 million (US$21.2 million) payable in cash to Harmony on completion and the issue of shares to the value of A$20 million (US$17 million) to Harmony.
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

Exploration. Activities at Mt. Magnet, Western Australia, were hampered in fiscal 2007 by slow approval of work programmes and introduction of new legislative requirements regarding flora surveys over certain areas of banded iron formation (BIF) outcrop. Target generation activities were undertaken in the Cavangahs, Mirabaloo and broader Mt Magnet areas with drilling activities concentrated on final resource definition of the open pits mined during the year. A$5.5 million (US$4.3 million) was spent on exploration during the year.
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
Wafi Golpu Project Area
     Introduction. The Wafi prospect is owned through a wholly owned Harmony subsidiary, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991 and AGF farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when they merged with Aurora in 2002. Harmony assumed control of the Wafi project as a result of its acquisition of Abelle in 2003. The project is held under four contiguous exploration licenses totalling 996 square kilometers, and comprises two separate ore systems located within close proximity of each other known as the Wafi Gold Project and the Golpu Copper/Gold Project respectively. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. We spent a total of $15.54 million (A$18.31 million) to conduct pre-feasibility studies for the Wafi Gold and Golpu Copper/Gold Projects during fiscal years 2006 and 2007.
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
     Harmony developed its environmental policy in consultation with various stakeholders such as mine managers, employees and unions, and which has the approval of the Chairman of the Sustainable Development Committee and the Chief Executive. It has also been adopted by each mine manager at signing ceremonies held at each shaft. It commits companies to returning their areas of operation “as close as possible to the pre-mining state, thus creating sustainability and economic viability for generations to come”. The main areas of the policy are:
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
     MWC and the three mining companies have agreed to enter into a loan agreement for the provision of a loan of R18.0 million (US$2.56 million) from each mining company to MWC as seed funding for stabilization of the infrastructure. The three mining companies on behalf of MWC are currently negotiating the acquisition of the assets necessary for pumping the water and intend to formalize the existing service relationship with Buffelsfontein Mine who is currently acting as managers in the water pumping process. Negotiations with the liquidator of Stilfontein Gold Mine are in the final stages which will secure the necessary assets and staffing for the continued operation.
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
     Social and Labor Plans, or SLPs, have been developed for each of Harmony’s South African operations. These SLPs are prepared in line with legislation governing the participation of historically disadvantaged South Africans in mining assets.
     Harmony has been granted all of its mining licenses under the Minerals and Petroleum Resources Development Act. We have therefore already started to incur expenses relating to HDSA participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are unable, however, to provide a specific amount of what the estimated cost of compliance will be but we will continue to monitor these costs on an ongoing basis. See Note 32 of our consolidated financial statements.
Royalties
     The Mineral and Petroleum Resource Development Act (MPRDA) makes reference to royalties being payable to the South African state in terms of the envisaged Mining and Petroleum Royalty Act which has not yet been finalized. The third draft of the Mineral and Petroleum Resources Royalty Bill was published on December 6, 2007 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation. This rate is then applied to revenue to calculate the royalty amount due. It is estimated that the formula could translate to a royalty rate of more than 4 percent of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5 percent rate proposed in the second draft in 2006. The payment of royalties is currently scheduled to begin on May 1, 2009, if the Bill is passed by Parliament in its current form. We have, together with our peers in the industry, made a presentation regarding the third draft to the Portfolio Committee of Finance on March 19, 2008. Discussions with National Treasury are ongoing.
Costs
     In order to better control our costs, we have reinstated monthly reviews to ensure that stringent cost control measures are in place and enforced. This will assist the Company to monitor and reduce consumable costs.
     Due to the fact that the new mines are expected to start producing high volumes of ore, due to better economics of scale, at higher grades, we expect that cash operating costs in dollar per ounce terms will be reduced. This will be dependent on the Company achieving its operational plans. The higher grade is expected to balance the decrease in volume, ensuring that there is consistency in the ounces produced, with an increase expected in revenue due to the increase in the gold price, as per the Company’s long term view on the various factors influencing the Rand gold price.
     The Company reassessed its labor force and implemented several measures to reduce labor costs. These measures included terminating the majority of contractors and offering voluntary severance packages to employees.
CONOPS
     A task team was established to investigate the detailed implementation of this concept on a shaft by-shaft basis. During the December quarter, the internal due diligences on the effectiveness of the CONOPS method were completed at the Tshepong, Elandsrand, Masimong, Evander 8 and Winkelhaak shafts, as well as Cooke 2 operations. These operations and Target are the only Harmony shafts that operate on CONOPS. The review revealed that CONOPS was not an effective mining method at Masimong and it has subsequently been terminated and the majority of the workforce transferred to Phakisa. CONOPS will be reviewed continually and it is our intention to phase out CONOPS at those operations that do not deliver on our objectives. Despite our efforts to contain the costs, there may be an increase due to factors outside of our control.
     We have a CONOPS task team comprised of a mining engineer, 2 production engineers, a financial manager and a human resource manager, which studies the success of CONOPS at each mine and reports to both Chief Operating Officers. After the CONOPS task team completes its due diligence study at each operation, it makes a determination as to the success of the CONOPS operation. Overall, it was concluded that CONOPS was unsuccessful at most of the Harmony operations where it was implemented. The level of success in each case was measured against criteria that included the percentage production increase, if any, the percentage decrease in unit cost (R/ton) and the safety record at the mine. The success rate of achieving the original envisaged benefits from CONOPS varied between the different operations. Based on the performance before and after the implementation of CONOPS, a decision was taken to either continue or discontinue CONOPS at an operation. In cases where CONOPS was abandoned, the operations generally continued on the same or marginally lower production levels, while total working costs normally decreased as a result of lower labour cost due to withdrawal from paying CONOPS allowances over a three month period and in some cases the reduction of labour. At operations where the decision was taken to abandon CONOPS because of production and unit cost reasons, profitability has improved.
Productivity
     The decline in productivity has been one of the challenges facing the South African gold industry for a number of years. This decline of productivity in Harmony mainly came as a result of an aging workforce, the health of the workforce that has been negatively impacted by HIV/Aids, increased working distances from shafts and aging infrastructure. Harmony reacted to these challenges through various initiatives including the “Healthy workforce” drive, the VCT campaign (voluntary testing and counselling), upgrade of rail bound equipment and track work and other improvement projects. Although these initiatives are in place to mitigate the effect of a declining labour productivity, there may continue to be a negative impact on production and unit costs.
Electricity Supply
     On January 24, 2008, ESKOM advised Harmony that it would be interrupting the power supply to the Company’s South African operations. As the safety of the miners could not be guaranteed, mining was halted for four days, after which shafts operated at between 60% — 80% of capacity. A meeting between ESKOM and its industrial consumers was held on January 29, 2008, whereby ESKOM committed to supplying 90% of the Company’s electricity demand prior to the shut down. This came into effect on February 1, 2008. Management is restructuring operating processes in order to gain the most effective and efficient use of the electricity allotted. In the light of Eskom’s electricity supply disruptions and with mines operating only at 90% of Harmony’s previous power supply, the Company’s production for the March 2008 quarter could decrease. However, Harmony’s Management continues to have discussions with Eskom and are dealing with the power allocated to our shafts responsibly. We are devising new strategies on optimizing operations to produce at 90% of previous electricity supply to ensure that we deliver in line with our strategic plans.
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
Working Capital and Anticipated Financing Needs
     The Board believes that Harmony’s working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet Harmony’s present working capital needs. Several of the Growth projects will require a great deal of capital expenditure over the next two to three years, and given the current cash position, the Company is re-evaluating the planned capital expenditure, together with project timelines. Additional funding options are being investigated, including debt raising and the disposal of certain assets, such as the Cooke uranium dump. Establishing a joint venture partnership for the Hidden Valley project is also a consideration that is being investigated. Should a decision be taken to reduce or cease capital expenditure on one or more of the projects, the effect would be to delay the start of production, and therefore the associated revenue stream. This could have an impact on available cash resources. For more information on Harmony’s planned capital expenditures, see ” — Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations.” Harmony may, in the future, explore debt and/or equity financing in connection with its acquisition strategy and/or major capital projects. See Item 3. “Key Information — Risk Factors — Harmony’s strategy depends on its ability to make additional acquisitions.” Harmony’s Board believes that Harmony will have access to adequate financing on reasonable terms given Harmony’s cash-based operations and modest leverage. Harmony’s ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the rand against the US dollar. Access to financing could also be limited by provisions of Harmony’s corporate bonds, under which

Harmony may not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings.” Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in Item 10. “Description of Ordinary Shares — Memorandum and Articles of Association — Directors — Borrowing Powers.” In addition, South African companies are subject to significant exchange control limitations, which may impair Harmony’s ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information — Exchange Controls and Other Limitations Affecting Security Holders.”
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
Executive Directors
Graham Briggs (54) BSc (Hons) (Geology), PrSciNat – Chief Executive. Graham was appointed to the board in August 2007. Graham has 30 years’ experience in the mining industry. He joined Harmony as New Business Manager in 1995 and was promoted to Chief Executive of Harmony Australia and Regional Manager for Australasia from 2005 to 2007. He was appointed Chief Executive in August 2007. He began his career in geology as a field assistant in 1972 and was exposed to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State, South Africa. While at Gengold he spent time on various mines in South Africa including Buffelsfontein, West Rand Consolidated, Grootvlei and ending as an ore reserve manager at Beatrix. Graham is also a director of Village Main Reef Gold Mining Company (1934) Limited and various subsidiaries of Harmony.
Frank Abbott (52), BCom, CA(SA), MBL – Finance Director. Frank was appointed an executive director in August 2007. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at an operational level. He was appointed financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was a director of the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines. Initially a non-executive director of Harmony, he was appointed as financial director of the company in 1997. Following the ARM Limited/ARMI transaction, it was agreed by the board that Frank be appointed financial director of ARM Limited while remaining on Harmony’s board as a non-executive director. In August 2007, Frank was seconded to Harmony as interim financial director.
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
     The composition of the Executive Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive
Frank Abbott	Interim Chief Financial Officer
Bob Atkinson	Projects
Jaco Boshoff	Ore Reserves
Mashego Mashego	Human Resources
Jackie Mathebula	Corporate Affairs
Alwyn Petorius	Chief Operating Officer (North)
Tom Smith	Chief Operating Officer (South)
Marian van der Walt	Company Secretary; Legal and Compliance
Johannes van Heerden	Acting Managing Director of International Operations
Abre van Vuuren	Corporate Services

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
The members of the committee are Mr. Cedric Savage (independent chairman), Dr Simo Lushaba (independent), Mr. Patrice Motsepe and Mr. Andre Wilkens. The Chief Executive, Human Resources Executive and Company Secretary are invited to attend the meetings.
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
(3) Our executive directors have waived their directors’ fees in terms of our Article of Association. No remuneration is reflected for Graham Briggs for fiscal 2007 as he was appointed as Chief Executive post year end on August 6, 2007.
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
     In addition, we have concluded a “social plan” agreement, which offers retrenched employees the opportunity to receive portable skills which entail training such as bricklaying, plumbing, carpentry, welding, basic farming and manufacturing. The costs are to be borne on a 50/50 basis between companies and the Department of Labor in respect of South African citizens and 100% in respect of non-South Africans. Our portion of the funding will be sourced from the Social Plan Trust Fund, which is valued at Rand 21 million (US$3 million). In particular, the social plan has been affected by the restructuring in the Free State. In the Free State to date there have been 1,635 compulsory retrenchments and 1,414 voluntary retrenchments.
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
     ARM Limited currently holds approximately 16% of Harmony’s shares. Patrice Motsepe, André Wilkens and Frank Abbott are directors of ARM Limited.
     In fiscal 2005, ARMGold Harmony Joint Investment Company (Proprietary) Limited (“AHJIC”), a Harmony subsidiary, disposed of its 19% interest in ARM Limited beginning on February 3, 2005, when it placed 3,703,704 of the shares at a price of R27.00 (US$4.41) per share. On March 15, 2005, AHJIC placed another 3,418,803 ARM Limited shares at a price of R29.25 (US$4.81) per share. On April 21, 2005, AHJIC disposed of a further 14% investment in ARM Limited (the balance of its shareholding, except for the 3% described below) to the ARM Empowerment Trust, in a transaction described below, for R829.8 million ($136.8 million), representing a price of R29.00 (US$4.78) per share. The remaining 3% shareholding in ARM Limited was sold in the open market at R29.01 ($4.42) per share, realizing net proceeds of R146.6 million ($22.3 million) on May 27, 2005.
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
     On June 21, 2006 Harmony announced that it had acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company Limited (“Village”) for an amount of R458,775 (US$64,178). The equity stake was purchased from ARM Limited at a price of 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, Harmony was obliged under the Securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. On August 14, 2006 Harmony announced that minority shareholders holding 3,163 shares in Village (being 8.38% of the shares in respect of which the offer was made) had accepted its offer. Harmony now holds 2,295,663 shares representing 37.83% of the issued share capital of Village. The Chairman of Harmony, Patrice Motsepe, is also a member of ARM Limited’s board of directors. Frank Abbott was also a director of Village at the time of the purchase.
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
Recent Developments

Changes in Management
     Bernard Swanepoel resigned from his position as Chief Executive of Harmony on August 6, 2007, after 12 years at Harmony. Bernard grew the company from a single mining lease to become the world’s fifth largest gold producer and spearheaded the company’s strong acquisition phase. Graham Briggs was appointed as Chief Executive with effect from August 6, 2007.
     Harmony’s Financial Director , Nomfundo Qangule, resigned on August 21, 2007 and Frank Abbott was appointed to the position for an interim period of six months until a suitable appointment is made by the Board of Directors.
Disposals
     In November 2007, Harmony signed a letter of intent with the Australian-based junior minor Monarch Gold Mining Company for the sale of its Mount Magnet operations for A$65 million (US$57.2 million). The Mt Magnet asset package, which includes Hill 50, Great Fingall, St George, Star and Big Bell mines, comprises a resource inventory of 2.7Moz of gold, tenements covering approximately 62,000 hectares and 166 exploration licence blocks, along with a 2.7Mt a year capacity plant. Total consideration for the acquisition of A$65 million (US$57.2 million), is comprised of: A$30 million in cash (US$17.6 million), A$20 million (US$17.6 million) Monarch shares (subject to shareholder approval and requiring a capital raising by Monarch on the Toronto Stock Exchange by the completion date), a A$15 million (US$13.2 million) convertible note with a 3 year term bearing interest at 5% per annum providing for a 30% premium for conversion to fully paid ordinary shares at a conversion price equal to the issue price (Volume weighted average share price of Monarch shares on the Australian Stock Exchange for the period of 7 consecutive trading days ending on the day prior to the completion date) multiplied by 1.3), which will be secured by Mt Magnet Operations. The right for Monarch to redeem the notes for their face value or require conversion by giving notice in writing to Harmony within 90 days from the date of issue of the convertible notes. The notes will also contain certain  standard default provisions and will  become repayable upon the occurrence of any default by Monarch.  In addition to the above Monarch will pay a deposit of A$5 million (US$4.4 million) is payable on signing of the contract with Harmony (50% non-refundable).
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
     In July 2007, Harmony entered into an agreement with Dioro Exploration NL (Dioro) to acquire Harmony’s South Kal assets in Western Australia. The total purchase price is A$45 million (US$38.2 million), which consists of a cash component and a share component. The share component entails the issuance of 160 million Dioro shares, or shares to the value of A$20 million (US$17 million) and a cash component of A$25 million (US$21.2 million). The transaction will require a minimum capital raising by Dioro of A$35 million (US$29.8 million) by the completion date. The completion of the agreement is subject to regulatory approvals and it is expected to conclude in the December 2007 quarter.
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
Nedbank Loan Facility
     At the end of September 2007, the company entered into a loan agreement with Nedbank Limited for an amount of R2 billion (US$260.7 million). African Rainbow Minerals Gold Limited, Evander Gold Mines Limited, Randfontein Estates Limited, Avgold Limited, ARMgold/Harmony Joint Investment Company (Proprietary) Limited and ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited, all being subsidiaries of the Company, irrevocably and unconditionally jointly and severally, guarantee the Company’s obligations under the loan agreement.
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

Item 19. EXHIBITS

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.1#	Notice to shareholders dated September 25, 2007 in respect of the Annual General Meeting held on November 26, 2007.

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.3	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.4	Form of ADR (included in Exhibit 2.3).

2.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.6	Form of Global Bond (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.7	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2#	Harmony 2006 Share Scheme.

4.3	Sale of Shares Agreement amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.4	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.5	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.6	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.7	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.8	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.9	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.10	Right of Pre-emption and Deed of Adherence between Nedbank Limited, Harmony, African Rainbow Minerals & Exploration Investments (Proprietary) Limited and ARMgold Harmony Joint Investment Company (Proprietary) Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.11	Agreement of Assignment between African Rainbow Minerals & Exploration Investments (Proprietary) Limited, Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and The Trustees of The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.12	Harmony Option Agreement between Harmony and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).
4.13	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.14	Term Loan Agreement with Rand Merchant Bank dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.15	Pledge Agreement in favor of FirstRand Bank Limited (acting through its Rand Merchant Bank division) dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.16#	Senior Facility Agreement among Nedbank Limited and Harmony Gold Mining Company Limited and the Guarantors named therein dated on or about September 28, 2007.

4.17#	Cession and Pledge in Security by African Rainbow Minerals Gold Limited in favour of Nedbank dated on or about September 28, 2007.

4.18#	Cession and Pledge in Security by Harmony Gold Mining Company Limited in favour of Nedbank dated on or about September 28, 2007.

4.19#	Preference Share Subscription Agreement dated March 20, 2007 by and among FirstRand Bank Limited (RMB), Harmony and the subsidiaries named therein.

4.20#	Senior Bridge Loan Facility with RMB dated June 29, 2007.

4.21#	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

12.1*	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2*	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1*	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2*	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

* Filed herewith
# Previously filed in Harmony’s Form 20-F on December 7, 2007

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, Harmony hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED
By: /s/ Graham Briggs
Graham Briggs
Chief Executive Officer
Date: July 16, 2008

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
Johannesburg, Republic of South Africa
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

At the Company’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until more than a de minimis amount of saleable minerals are extracted from the mine and are then amortized using the units-of-production method over the estimated life of the ore body based on estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Subsequent mine development costs at the Company’s surface mines are treated as variable production costs.

At the Company’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalized to the extent that such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with specific ore blocks or areas of operations. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Once more than a de minimis amount of saleable materials are extracted from a specific ore block or area of operation, the costs are amortized using the units-of production method as described under (iv) below.

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

Investments

Unlisted equity investments are carried at their original cost in the balance sheet as the directors believe that the original cost is not materially different from the fair value. The fair value of listed equity investments is determined with reference to their market value at the end of each reporting period.

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