Form 20-F
period 2008-06-30
HARMONY GOLD MINING CO LTD
filed 2008-10-29
CIK 1023514

As filed with the Securities and Exchange Commission on October 29, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from            to
Commission file number: 001 – 31545
HARMONY GOLD MINING COMPANY LIMITED
(Exact name of registrant as specified in its charter)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
RANDFONTEIN OFFICE PARK, CNR WARD AVENUE AND MAIN REEF ROAD,
RANDFONTEIN, SOUTH AFRICA, 1760
(Address of principal executive offices)
Khanya Maluleke, Company Secretary
tel: +27 11 411 2019, khanya.maluleke@harmony.co.za, fax: +27 11 411 2070,
Randfontein Office Park, CNR Ward Avenue and Main Reef Road, Randfontein, South Africa, 1760
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
403,253,756 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
YES ☑ NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International financial Report Standards as issued	Other ☐
by the International Accounting Standards Board ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
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
YES ☑ NO ☐

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
     Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Annual Report on Form 20-F, or this annual report, unless the context otherwise requires, the term “Harmony” refers to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”; the terms “South African government” and “Government” refer to the government of South Africa and, where the context requires, include the South African state.
     In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “Kina” or “K” refers to Papua New Guinean Kina and references to “$”, “U.S.$” and “U.S. dollars” are to United States dollars.
     This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs or production and the price of gold and may yield less gold under actual production conditions than currently estimated.”
     This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the Glossary of Mining Terms included at the end of this annual report. This glossary may assist you in understanding these terms.
PRESENTATION OF FINANCIAL INFORMATION
     We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into U.S. dollars) were prepared and filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and included in this annual report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, translated into U.S. dollars. All financial information, except as otherwise noted, are stated in accordance with IFRS as issued by the IASB.
     In this annual report, we also present “total cash costs” and “total cash costs per ounce”, which have been determined using industry standards promulgated by the Gold Institute and are non-GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and subsequently revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS as issued by the IASB. While the Gold Institute has provided definitions for the calculation of total cash costs, the calculation of total cash costs and total cash costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures”.
     We have included the U.S. dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated (i) balance sheet items at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period (R7.80 per U.S.$1.00 as at June 30, 2008 and R7.04 per U.S.$1.00 as at June 30, 2007), (ii) acquisitions, disposals and specific items included within equity at the rate prevailing at the date the transaction was entered into and (iii) income statement items at the average rate for the year (R7.26 per U.S.$1.00 for fiscal 2008, R7.20 per U.S.$1.00 for fiscal 2007, and R6.36 per U.S.$1.00 for fiscal 2006). Capital expenditures for fiscal 2009 have been translated at the rates used for balance sheet items. By including these U.S. dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the U.S. dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.

FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. In particular, among other statements, certain statements in Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk” are forward-looking in nature. Statements in this annual report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended.
     These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•	overall economic and business conditions in South Africa and elsewhere;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	fluctuations in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of labor disruptions;

•	availability, terms and deployment of capital;

•	changes in government regulation, particularly mining rights and environmental regulation;

•	fluctuations in exchange rates;

•	currency devaluations/appreciations and other macroeconomic monetary policies; and

•	socio-economic instability in South Africa and other countries in which we operate.
     We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

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
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
     We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS as issued by the IASB. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into U.S. dollars) were prepared and filed with the SEC in accordance with U.S. GAAP. On December 21, 2007, the SEC, adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and have included in this annual report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, translated into U.S. dollars.
     The selected historical consolidated financial data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS as issued by the IASB, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS as issued by the IASB, including our audited consolidated financial statements as of June 30, 2008 and 2007 and for each of the years in the three years ended June 30, 2008 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2006, 2005 and 2004, and for each of the years in the two years ended June 30, 2005, has been extracted from our audited consolidated financial statements not included in this annual report as adjusted for discontinued operations and the accounting changes described below.
     During fiscal 2008, we early adopted IAS 23 (Revised) — Borrowing Costs. In accordance with the Revised Standard’s transitional provisions, we designated July 1, 2000 (the earliest commencement date of current qualifying projects) as the effective date and applied the requirements of the Revised Standard to all qualifying projects for which the commencement date of capitalization was on or after that date.
     During fiscal 2008, we classified the assets and liabilities of the Cooke operation as held for sale and also classified the results of this operation as discontinued operations for all periods presented below in the selected historical financial data. Discontinued operations also include the results of the Orkney and Australian operations that were classified as held for sale and discontinued operations during fiscal 2007. These reclassifications were done in terms of IFRS 5 — Non-Current Assets held for sale and Discontinued Operations. See note 14 of the consolidated financial statements and Item 4. “Information of the Company — Business — International Operations”, “Information of the Company — Business — Orkney Operations” and Item 4. “Information of the Company — Business — Cooke Operations”.

	Fiscal year ended June 30,
	2008	2007	2006	2005	2004
		($ in millions, except per share amounts)
Income Statement Data
Revenue	1,269	1,116	937	953	955
Operating profit/(loss)	73	154	(104)	(322)	(73)
Loss from associates	(11)	(3)	(17)	—	—
(Loss)/profit from continuing operations before taxation	(39)	156	(91)	(517)	(3)
Taxation	(65)	(39)	(22)	87	1
(Loss)/profit from continuing operations	(104)	117	(113)	(430)	(2)
Profit/(loss) from discontinued operations	74	(66)	22	(70)	(35)
Net (loss)/profit	(30)	51	(91)	(500)	(37)

	Fiscal year ended June 30,
	2008	2007	2006	2005	2004
		($ in millions, except per share amounts)
Basic (loss)/earnings per share from continuing operations ($)	(0.26)	0.29	(0.29)	(1.19)	(0.01)
Diluted (loss)/earnings per share from continuing operations ($)	(0.26)	0.29	(0.29)	(1.19)	(0.01)
Basic (loss)/earnings per share ($)	(0.08)	0.12	(0.23)	(1.38)	(0.15)
Diluted (loss)/earnings per share ($)	(0.08)	0.12	(0.23)	(1.38)	(0.15)
Weighted average number of shares used in the computation of basic (loss)/earnings per share	400,750,167	397,910,797	393,727,012	361,816,512	253,558,000
Weighted average number of shares used in the computation of diluted (loss)/earnings per share	402,894,248	402,382,011	393,727,012	361,817,512	254,888,334
Dividends per share	—	—	—	0.05	0.10

Other Financial Data
Cash cost per ounce of gold from continuing operations ($/oz) (1)	591	479	440	383	339
Total cash cost per ounce of gold ($/oz) (1)	589	486	436	379	333

	June 30,
	2008	2007	2006	2005	2004
	($ in millions)
Balance Sheet Data
Assets
Property, plant and equipment	3,531	3,484	3,263	3,385	3,731
Non-current assets classified as held for sale	197	182	—	—	—
Other assets	982	1,494	1,432	1,433	1,256
Total assets	4,710	5,160	4,695	4,818	4,987

Equity and liabilities
Total equity	3,172	3,366	3,249	3,489	3,464
Borrowings (current and non-current)	525	653	500	563	461
Other liabilities	1,013	1,141	946	766	1,062
Total equity and liabilities	4,710	5,160	4,695	4,818	4,987

(1)	Total cash costs and total cash costs per ounce are non-GAAP measures. We have calculated cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and was revised in November 1999. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories and ore stockpiles, ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties.

Ongoing employee termination costs are included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Total cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Because total cash costs and total cash costs per ounce are non-GAAP measures, they should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS as issued by the IASB. While the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of the mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of non-GAAP measures”.

EXCHANGE RATES
     Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (R7.80 per U.S.$1.00 as at June 30, 2008), except for acquisitions, disposals and specific items included within equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts that are translated from Rand to U.S. dollars at the average exchange rate for the period (R7.26 per U.S.$1.00 for fiscal 2008).
     As of October 21, 2008, the noon buying rate of the Federal Reserve Bank of New York per U.S.$1.00 was R10.67.
     The following table sets forth, for the past five fiscal years, the average and period end noon buying rates in New York City for cable transfers in Rand and, for the past six months, the high and low noon buying rates in New York City for cable transfers in Rand, in each case, as certified for customs purposes by the Federal Reserve Bank of New York for Rand expressed in Rand per U.S.$1.00.

Fiscal Year Ended
June 30,	Average(1)	Period End
2004	6.89	6.23
2005	6.18	6.67
2006	6.36	7.17
2007	7.20	7.04
2008	7.26	7.80

Month of	High	Low
May 2008	7.76	7.47
June 2008	8.12	7.70
July 2008	7.92	7.31
August 2008	7.90	7.24
September 2008	8.28	7.77
October 2008 (through October 21, 2008)	10.67	8.27

(1)	The average of the noon buying rates provided by the Federal Reserve Bank of New York on the last day of each full month during the relevant period.
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

REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.

RISK FACTORS
     In addition to the other information included in this annual report and the exhibits, you should also carefully consider the following factors related to our ordinary shares and ADSs. There may be additional risks that we do not currently know of or that we currently deem immaterial based on information currently available to us. Any of these risks could have a materially adverse effect on our business, financial condition or results of operations, leading to a decline in the trading price of our ordinary shares or our ADSs. The risks described below may, in retrospect, turn out to be incomplete and therefore may not be the only risks to which we are exposed. Additional risks and uncertainties not presently known to us or that we now believe are immaterial, could also adversely affect our businesses, results of operations or financial condition. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the magnitude or the significance of the individual risks. The risks described below could occur individually or cumulatively and intensify in case of a cumulative occurrence.
Risks Relating to Our Business and the Gold Mining Industry
The profitability of our operations, and the cash flows generated by those operations, are affected by changes in the Rand price of gold, such that a fall in the price of gold below our cash cost of production for any sustained period may lead us to experience losses and to curtail or suspend certain operations.
     Substantially all of our revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:
•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength or weakness of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers;

•	forward sales by other gold producers; and

•	the production and cost levels for gold in major gold-producing nations, such as South Africa, China, the United States and Australia.
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

     The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten calendar years:

		Price per ounce
	High	Low	Average
Calendar Year	($)	($)	($)
1998	313	273	294
1999	326	253	279
2000	313	264	282
2001	293	256	271
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005	476	411	434
2006	725	525	604
2007	841	608	695
2008 (through October 21, 2008)	1,011	741	775
     On October 21, 2008, the afternoon fixing price of gold on the London Bullion Market was U.S.$772.00 per ounce.
     While the aggregate effect of these factors is impossible for us to predict, if gold prices should fall below our cash cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. Our cash cost per ounce of gold sold from continuing operations was U.S.$591 in fiscal 2008, U.S.$479 in fiscal 2007 and U.S.$440 in fiscal 2006.
As the majority of our production costs are incurred in Rand and other non-U.S. currencies, and gold is sold in U.S. dollars, our financial condition could be materially harmed by an appreciation in the value of the Rand and other non-U.S. currencies against the U.S. dollar.
     Gold is sold throughout the world in U.S. dollars, but most of our operating costs are incurred in Rand and other non-U.S. currencies. As a result, any significant and sustained appreciation of the South African Rand or other non-U.S. currencies against the dollar will serve materially to reduce our revenues and overall net income.
Estimations of our gold reserves are based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.
     The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold which we believe can be mined, processed and sold at prices sufficient to recover our estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon a number of factors, which have been stated in accordance with SEC Industry Guide 7. Our ore reserve estimates are calculated based on estimates of:
•	future cash costs (which in some cases are assumed to decrease significantly);

•	future gold prices; and

•	future currency exchange rates.
     These factors, which are beyond our control, significantly impact these ore reserve estimates. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of our gold and other precious metal deposits or the future profitability of operations.

     Since these ore reserves are estimates based on assumptions related to the factors detailed above, should there be changes to these, we may in the future need to revise these estimates. In particular, if our cash operating and production costs increase or do not decrease as assumed (whether in dollar, Rand, or other non-U.S. currencies terms, or in relative terms due to appreciation of the Rand and other non-U.S. currencies against the U.S. dollar) or the gold price decreases, the recovery of a portion of our ore reserves may become uneconomical. This will, in turn, will lead us to reduce our estimated reserves.
In order to maintain gold production beyond the expected lives of our existing mines or to increase production materially above projected levels, we will need to access additional reserves through exploration or discovery.
     Our operations have limited proven and probable reserves and exploration and discovery is necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, is frequently unsuccessful and involves many risks, including those related to:
•	locating orebodies;

•	identifying the metallurgical properties of orebodies;

•	estimating the economic feasibility of mining orebodies;

•	developing appropriate metallurgical processes;

•	obtaining necessary governmental permits; and

•	constructing mining and processing facilities at any site chosen for mining.
     Our exploration efforts might not result in the discovery of mineralization, and any mineralization discovered might not result in an increase in our proven and probable reserves. To access additional reserves, we will need to successfully complete development projects, including extensions to existing mines and, possibly, that of new mines. Development projects would also be necessary to access any new mineralization discovered through our exploration activities around the world. We typically use feasibility studies to determine whether or not to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:
•	future gold and other metal prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore, and

•	anticipated total costs of the project, including capital expenditure and cash costs.
Actual cash costs of production, production and economic returns may differ significantly from those anticipated by our feasibility studies for new development projects.
     It can take a number of years from the initial feasibility study until development is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of uncertainties inherent in the development and construction of an extension to an existing mine or any new mine, including:
•	the availability and timing of necessary environmental and governmental permits;

•	the timing and cost of constructing mining and processing facilities, which can be considerable;

•	the availability and cost of skilled labor, power, water and other materials;

•	the accessibility of transportation and other infrastructure, particularly in remote locations;

•	the availability and cost of smelting and refining arrangements; and

•	the availability of funds to finance construction and development activities.
     We currently maintain a range of focused exploration programs, concentrating on areas not too distant from our operational mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal years 2008 and 2007, the bulk of exploration expenditure was allocated to activities in South Africa, Papua New Guinea (“PNG”) and Australia. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could adversely affect our results of operations.
     Certain of our mining operations are located adjacent to the mining operations of other mining companies. A mine closure may have an adverse impact on the continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this impact can include the ingress of underground water where pumping operations at the closed mine are suspended. Such ingress could result in damage to property, operational disruptions and additional pumping costs, which would adversely affect any one of our adjacent mining operations.
The supply of electricity and increases in the cost of power may adversely affect our results of operations and our financial condition.
     Each of our mining operations is dependent on a sufficient supply of electricity. The electricity supply was interrupted by the South African governmental entity, ESKOM, during fiscal 2008 thereby halting production at certain of our mines. This led to management restructuring operating processes to control and reduce our consumption of electricity at all our operations. Nevertheless, an insufficient supply of electricity may adversely affect our results of operations and financial condition.
     As a result of ESKOM’s planned capital expansion program to deal with the current power constraints, an increase in rates charged to consumers costs has been approved by the National Energy Regulator South Africa (NERSA). More increases are anticipated in the future, which will also be driven by increases in input costs, primarily coal. These increases will have a negative impact on our results of operations going forward.
As we currently do not enter into forward sales, commodity, derivatives or hedging arrangements with respect to our future gold production, we are exposed to the impact of any significant decrease in the gold price.
     As a general rule, we sell our gold at the prevailing market price. Currently, we generally do not enter into forward sales, commodity, derivative or hedging arrangements to establish a price in advance for the sale of future gold production, although we may do so in the future. As a result, we may realize the benefit of any short-term increase in the gold price, but are not protected against decreases in the gold price, and if the gold price decreases significantly, our revenues may be materially adversely affected.
We may experience problems in identifying, financing and managing new acquisitions and integrating them with our existing operations.
     Acquiring new gold mining operations involves a number of risks including:
•	our ability to identify appropriate assets for acquisition and/or to negotiate acquisitions on favorable terms;

•	obtaining the financing necessary to complete future acquisitions;

•	difficulties in assimilating the operations of the acquired business;

•	difficulties in maintaining our financial and strategic focus while integrating the acquired business;

•	problems in implementing uniform standards, controls, procedures and policies;

•	increasing pressures on existing management to oversee a rapidly expanding company; and

•	to the extent we acquire mining operations outside South Africa or Australasia, encountering difficulties relating to operating in countries in which we have not previously operated.
     Our ability to make successful acquisitions and any difficulties or time delays in achieving successful integration of any of such acquisitions could have a material adverse effect on our business, operating results, financial condition and share price.
Certain factors may affect our ability to support the carrying value of our property, plant and equipment, goodwill and other assets on our balance sheet.
     We review and test the carrying value of our assets on an annual basis when events or changes in circumstances suggest that the carrying amount may not be recoverable.
     If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. These estimates of future cash flows are prepared at the lowest level for which identifiable cash flows are identified as being independent of the cash flows of other mining assets and liabilities. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

     As of June 30, 2008, we have substantial amounts of property, plant and equipment, goodwill and other assets on our consolidated balance sheets. We have recorded impairment charges relating to these assets and, if any one or a combination of the uncertainties described above occur, management may be required to recognize further impairment charges, which could adversely affect our financial results and condition.
Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution.
     The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:
•	Rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	pillar mining

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
     Hazards associated with open cast mining (also known as open-pit mining) include:
•	flooding of the open-pit;

•	collapse of the open-pit walls;

•	accidents associated with the operation of large open-pits and rock transportation equipment; and

•	accidents associated with the preparation and ignition of large-scale open-pit blasting operations.
     Hazards associated with waste-rock mining include:
•	accidents associated with operating a waste dump and rock transportation;

•	pillar mining; and

•	production disruptions caused by weather.
     We are at risk of experiencing any or all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase cash costs and result in our financial liability.
The nature of our mining operations presents safety risks.
     The environmental and industrial risks identified above also present safety risks for our operations and our employees and can lead to the suspension and potential closure of operations for indeterminate periods. For example, in October 2007, an incident occurred at the Elandsrand operation involving a compressed pipe column which broke off below the shaft surface bank and fell to the bottom of the men-and-material shaft, causing extensive damage to the shaft steel work and electrical cables. The incident resulted in 3,000 workers being underground for more than 30 hours. Mining operations were temporarily suspended for 42 days to allow for repairs to be undertaken at the shaft. These and other safety risks, even in situations where no injuries occur, can have a material adverse effect on our operations and production.
Our insurance coverage may prove inadequate to satisfy future claims against us.
     We have third-party liability coverage for most potential liabilities, including environmental liabilities. While we believe that our current insurance coverage for the hazards described above is adequate and consistent with industry practice, we may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those in respect of past mining activities. Further, we maintain and intend to continue to maintain, property and liability insurance consistent with industry practice, but such insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not cover the extent of claims against us for environmental or industrial accidents or pollution.
Our operations may be negatively impacted by inflation.
     Our operations have been materially affected by inflation in recent years. At June 30, 2008, inflation in South Africa was 11.6%, a high level in recent years and may rise further. In addition, working costs and wages especially, have increased considerably over the past three years resulting in significant cost pressures for the mining industry. Our profits and financial condition could also be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold.
The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits.
     We have operations in South Africa and PNG. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect an investment in us. It is difficult to predict the future political, social and economic direction in these countries, or any other country in which we operate, and the impact government decisions may have on our business.
Actual and potential shortages of production inputs may have an adverse effect on our operations and profits.
     Our results of operations may be affected by the availability and pricing of raw materials and other essential production inputs. The price of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption to the supply of any of these materials would require us to find acceptable substitute suppliers and could require us to pay higher prices for such materials. Any significant increase in the prices of these materials would increase our operating costs and affect production considerations.
Our financial flexibility could be materially constrained by exchange control regulations as imposed by the South African Reserve Bank (“SARB”).
     In terms of South Africa’s exchange control regulations, the export of capital from South Africa is restricted. As a result, our ability to raise and deploy capital outside South Africa is limited. In particular, we are:
•	generally not permitted to export capital from South Africa, to hold foreign currency or incur indebtedness denominated in foreign currencies without the approval of the South African exchange control authorities;

•	generally not permitted to acquire an interest in a foreign venture without the approval of the South African exchange control authorities and first having complied with the investment criteria of the South African exchange control authorities;

•	generally required to repatriate to South Africa profits of foreign operations; and

•	limited in our ability to utilize profits of one foreign business to finance operations of a different foreign business.
     These restrictions could hinder our normal corporate functioning, including our ability to make foreign investments and procure foreign currency denominated financings in the future.
     Since 1995, certain exchange controls in South Africa have been relaxed. The extent to which the South African government may further relax such exchange controls cannot be predicted with certainty, although the government has committed itself to a gradual approach to the relaxation of exchange control. Because South Africa has a fully floating exchange rate and a flexible interest rate policy, this could result in a rapid depreciation of the Rand exchange rate relative to world’s currencies which could serve to stem this withdrawal and could also result in an increase in interest rates due to the depreciation of the Rand.
We compete with mining and other companies for key human resources.
     We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue to operate our business. The global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans has been exacerbated in the current environment of increased mining activity across the globe. There can be no assurance that we will attract and retain skilled and experienced employees and, should we lose any of our key personnel, our business may be harmed and our results of operations and financial condition could be adversely affected.
Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.
     Despite a history of positive and constructive engagement with labor unions, there are periods during which the various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of having, and have experienced in recent years, production stoppages for indefinite periods due to strikes and other disputes. Significant labor disruptions have affected our operations and financial condition before and we are not able to predict whether or not we will experience significant labor disputes in the future.
     South African employment law sets out minimum terms and conditions of employment for employees. Though these minimum terms and conditions may be improved by agreements between us and the trade unions, the prescribed minimum terms and conditions forms the benchmark for all employment contracts.
     We are required to submit a report in terms of South African employment law detailing the progress made towards achieving employment equity in the workplace. In the event this report is not submitted, we could incur substantial penalties.
     Developments in South African employment law may increase our cash costs of production or alter our relationship with our employees and trade unions, which may have an adverse effect on our business, operating results and financial condition.
We may suffer adverse consequences as a result of our reliance on outside contractors to conduct our operations.
     A portion of our operations are currently conducted by outside contractors. As a result, our operations are subject to a number of risks, including:
•	negotiating agreements with contractors on acceptable terms;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure by a contractor to perform in terms of its agreement with us;

•	interruption of operations in the event that a contractor ceases to operate due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	contractor’s problems regarding management of its workforce, labor unrest or other employment issues.
     In addition, we may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on our business, operational results and financial condition. See “Directors, Senior Management and Employees—Employees.”
HIV & AIDS poses risks to us in terms of productivity and costs.
     The incidence of HIV & AIDS in South Africa and PNG, which is forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If a significant increase in the incidence of HIV & AIDS infection and HIV & AIDS-related diseases among the workforce over the next several years occurs, this may have an adverse impact on our operations, projects and financial status.
The cost of occupational healthcare services may increase in the future.
     Our operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens. The present Mine Health and Safety Act 29 of 1996 (“Mine Health and Safety Act”) imposes various duties on us at our mines, and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters.

     The Occupational Diseases in Mines and Works Act 78 of 1973, or the Occupational Diseases Act, governs the payment of compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are available to our employees from our existing healthcare facilities in South Africa. There is a risk that the cost of providing such services could increase in future depending on changes in the nature of underlying legislation and the profile of our employees. This increased cost, should it transpire, is currently indeterminate. We have embarked on a number of initiatives focused on improving the quality of life of our workforce, although there can be no guarantee that such initiatives will not be adversely affected by increased costs.
Laws governing mineral rights affect our business.
     We are governed by the South African Mineral and Petroleum Resources Development Act 2002 (“MPRDA”). See “Regulation—Health and Safety Matters—South Africa” for a description of the principal objectives set out in the MPRDA.
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
     The Mining Charter was signed by government and stakeholders in October 2002, and contains principles relating to the transfer, over a 10-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to Historically Disadvantaged South Africans (“HDSAs”), as defined in the Mining Charter. An interim target of 15% HDSA participation over five years has also been set and to this end, the South African mining industry has committed to securing financing to fund participation by HDSAs in an amount of R100.0 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve target participation of 26%. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a Scorecard, in which the levels of compliance with the objectives of the Mining Charter can be “ticked off” after five and ten years, respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resources and skills development; employment equity; procurement and beneficiation. In addition, the Mining Charter addresses socio-economic issues, such as migrant labor, mine community and rural development and housing and living conditions.
     We actively carry out mining and exploration activities in all of our material mineral rights areas. All of our South African operations have been granted their mining licenses. We will be eligible to apply for new licenses over existing operations, provided that we comply with the Mining Charter. We have taken steps to comply with the expected provisions of the Mining Charter, such as promoting value-added production, exploring black empowerment initiatives and increasing worker participation. Failure to comply with the conditions of the mining licenses could have a material adverse effect on our operations and financial condition.
     The MPRDA also makes reference to royalties payable to the South African state in terms of the envisaged Mineral and Petroleum Resources Royalty Bill which has not yet been enacted. The fourth draft of the Mineral and Petroleum Resources Royalty Bill was tabled in the South African government on August 21, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. It is estimated that the formula could translate to a royalty rate of more than 2% of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5% rate proposed in the second draft in 2006. The royalty is to become effective on May 1, 2009, if the Bill is passed by the South African government in its current form. The introduction of the Mining and Petroleum Royalty Act will have an adverse impact on the profits generated by our operations in South Africa.
     In PNG, the mining license for Hidden Valley was approved in March 2005. Once production in PNG is commenced, our PNG mining operations will be subject to royalty payments to the government of PNG. Should we desire to expand any of our initiatives in PNG operations into additional areas under exploration, these operations would need to convert the existing exploration licenses prior to the start of mining, and that process could require landowner title approval. There can be no assurance that any approval would be received. Please also see “Regulation” for further information.

We are subject to extensive environmental regulations.
     As a gold mining company, we are subject to extensive environmental regulation. We have experienced and expect to continue to experience increased cash costs of production arising from compliance with South African and PNG environmental laws and regulations. The MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of our prospecting and mining operations on the environment.
     Pursuant to these regulations, upon the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization in South Africa, we will remain liable for compliance with the provisions of the MPRDA, including any rehabilitation obligations. This liability will continue until such time as the South African Department of Minerals and Energy (“DME”) certifies that we have complied with such provisions.
     In the future, we may incur significant costs associated with complying with the increasingly stringent requirements being imposed under new legislation and regulations. This may include the need to increase and accelerate expenditure on environmental rehabilitation and to alter provisions for this expenditure, which could have a material adverse effect on our results and financial condition. We may also face increased environmental costs should other mines in the vicinity of our mines fail to meet their obligations with regard to the pumping or treatment of water.
     The South African government has reviewed requirements imposed upon mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than laws previously applied in South Africa. Examples of such legislation include the MPRDA, the South African National Nuclear Regulator Act 1999, the South African National Water Act of 1998 and the South African National Environmental Management Act 1998, which include stringent “polluter-pays” provisions. The adoption of these or additional or more comprehensive and stringent requirements, in particular with regard to the management of hazardous waste, the pollution of ground and ground-water systems and the duty to rehabilitate closed mines, may result in additional costs and liabilities.
     Our PNG operations are also subject to various laws and regulations relating to the protection of the environment, which are similar in scope to those of South Africa.
Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
     We are incorporated in South Africa. Each of our directors and executive officers (and our independent registered public accounting firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to enforce a judgment against these persons or ourselves obtained in a court of the United States predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:
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
     Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations and other listing regulations applicable to us are subject to change and can create uncertainty for companies like us. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. We are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the evaluation.
     During fiscal 2007, we identified certain material weaknesses in our internal controls over financial reporting, in particular relating to the information technology control environment and the financial reporting closing process which led to material adjustments being required in our financial statements and which also negatively impacted the report issued by our independent registered public accounting firm regarding our internal controls over financial reporting. We made improvements to our internal control over financial reporting during fiscal 2008 to mediate these material weaknesses, and concluded that the controls related to the remediation of the material weaknesses previously disclosed in the 2007 Annual Report on Form 20-F were designed, in place and operating effectively for a sufficient period of time for management to determine that each of the material weaknesses was remediated as of June 30, 2008. See Item 15. “Disclosure Controls and Procedures”.
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.
Investors may face liquidity risk in trading our ordinary shares on the JSE Limited.
     The primary listing of our ordinary shares is on the JSE Limited. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets. The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See “The Offer and Listing—The Securities Exchange in South Africa.”
Because we have a significant number of outstanding share options and convertible debt instruments, our ordinary shares are subject to dilution.
     We have employee share option schemes as well as other share schemes. The employee share option schemes came into effect in 1994, 2001 and 2003 respectively, and a new share scheme was introduced in 2006. Our Board has authorized up to 14% of the issued share capital to be used for these plans. Additionally, we have convertible uncollaterized fixed rate bonds in the amount of U.S.$208 million which are due on May 21, 2009. These bonds may be converted into equity at the option of the bondholder at any time after July 1, 2004 and up to and including May 15, 2009 at a specific conversion price based on the outstanding principal amount divided by the conversion price in effect on that date. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the future exercises of the options, through share schemes and convertible debt instruments.

Item 4. INFORMATION ON THE COMPANY
BUSINESS
History and Development
     We conduct underground and surface gold mining and related activities, including exploration, processing and smelting. We are currently the third largest producer of gold in South Africa, producing approximately 23.4% of the country’s annual gold output, and we ranked among the top 10 gold producers in the world, with operations and projects in South Africa and PNG. Our gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 1.9 million ounces of gold in fiscal 2008. As at June 30, 2008, our mining operations reported total proven and probable reserves of 50.5 million ounces, primarily from South African sources. In fiscal 2008, we processed approximately 25.4 million tons of ore.
     In fiscal 2008, approximately 95% of our total gold production took place in South Africa, and approximately 5% in Australasia. In fiscal 2008, approximately 93% of our South African gold came from underground mines, and approximately 7% came from our surface operations (which include Kalgold opencast operation and Phoenix operation). For more detailed information about our activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, see Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum and Articles of Association”.
     The majority of our exploration and evaluation done during fiscal 2008 has been focused on PNG. Our PNG exploration and evaluation opportunities are handled through the international office in Brisbane, Australia.
     We were incorporated and registered as a public company in South Africa on August 25, 1950 (under registration number 1950/038232/06). We poured our first gold on September 11, 1954. In the early 1970’s, we merged with the Anglovaal mines, Merriespruit and Virginia, forming Harmony Gold Mining Company Limited. In 1995, we were rejuvenated. We expanded from a single lease-bound mining operation into an independent, world-class gold producer. We acquired additional mineral rights in the Free State, Mpumalanga, Gauteng and North West provinces in South Africa when we acquired Lydex in 1997, Evander in 1998, Kalgold in 1999, Randfontein in 2000, ARMgold in 2003 and Avgold in 2004. In building our Australian portfolio, we acquired Hill 50 and New Hampton in Western Australia in 2001 and 2002, respectively, and started our exploration portfolio in PNG with projects in the Morobe province originally through our acquisition of Abelle in 2003. During fiscal 2008, we disposed of several operations in South Africa and Australia. See Item 4. “Disposals”.
     Our principal executive offices are located at Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa and the telephone number at this location is +27-11-411-2000.
South African Operations
     In South Africa, we operate a total of 11 underground operations, one open cast mine, and nine processing plants which are located in all of the currently known goldfields in the Witwatersrand basin of South Africa as well as the Green Stone belt. These operations produced 1.8 million ounces in fiscal 2008, and South Africa represented approximately 94% (or 47.5 million ounces) of our total proven and probable reserves. The deep level gold are located in four provinces in this basin, being the Free State province, Mpumalanga, the West Rand Goldfields in Gauteng province and the North West province. Surface operations are located in all these provinces as well.
     Ore from the shafts and surface material are treated at nine metallurgical plants in South Africa, located near the operations (four in the Free State province, two in the North West province, one in Mpumalanga and two in Gauteng). There are two plants on care and maintenance which can be restarted if additional processing capacity is required (Joel and St. Helena plants in the Free State province).
     As part of our “Back to Basics” strategy, management reassessed and restructured the manner in which operations are managed and evaluated. Each operation, consisting anywhere from a single shaft to a group of shafts, is managed by a team headed up by a general manager. See Item 4. “Operational Strategy: Back to Basics” and “Harmony’s Management Structure”.
     As a result of this reorganization, operations are classified as “Underground” or “Surface”, as opposed to the previous classification of “Growth”, “Quality”, “Leveraged” or “Surface”. The reportable segments in South Africa are as follows:

•	Tshepong, Phakisa, Bambanani, Doornkop, Elandsrand, Target, Evander operations, Masimong, Virginia operations and Cooke operations (classified as discontinued operations); and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” or “Other — Surface”.
International Operations
     Our interests internationally are currently mainly located in PNG and represent 6% (or 3.0 million ounces) of our total proven and probable reserves.
     Our interests in Australia now consist solely of one site located at Mt. Magnet in Western Australia. This site has been closed down and the plant has been put on care and maintenance since December 2007. The South Kalgoorlie operational assets and tenements, which we previously owned and which was also located in Western Australia, were sold to Dioro Exploration NL (“Dioro”) on November 30, 2007.
     The Mt. Magnet operations produced 77,097 ounces in fiscal 2008, compared to 136,428 ounces in fiscal 2007. The decrease was due to the mine being placed on care and maintenance in December 2007. The South Kalgoorlie operations produced 27,778 ounces in fiscal 2008, compared to 88,371 ounces in fiscal 2007. The results for 2008 are for the five months up to the sale to Dioro. Ore from the underground and surface material were treated at the two metallurgical plants in Australia (one at Mt. Magnet and, prior to it being sold, at South Kalgoorlie). We classified the Western Australia operations as held for sale in April 2007. These operations also met the criteria to be classified as discontinued operations.
     In July 2007, we entered into an agreement with Dioro pursuant to which Dioro acquired our South Kalgoorlie assets. The total purchase price was A$45 million (U.S.$39.8 million), consisting of both a cash and share component. The share component entailed the issuance of 11.4 million Dioro shares valued at A$20 million (U.S.$17.7 million), and a cash component of A$25 million (U.S.$22.1 million). The transaction was subject to various conditions precedent, including a minimum capital raising by Dioro of A$35 million (U.S.$30.9 million) by the completion date. On November 30, 2007, all conditions precedent were satisfied, and the transaction was completed and accounted for on that date.
     During fiscal 2008, we entered into an agreement with Monarch Gold Mining Company (“Monarch Gold”) for the sale of our Mount Magnet operations. The Mount Magnet operations include Hill 50, Great Fingall, St George, Star and Big Bell mines, and comprises a resource inventory of 2.7 million ounces of gold, tenements covering approximately 62,000 hectares, 166 exploration license blocks and a 2.7 million ton a year capacity plant. However, subsequent to year-end, we were advised that Monarch had placed itself in voluntary administration and, on August 1, 2008, the Administrator indicated that Monarch will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. We have since resumed management of the Mt. Magnet operation which is still classified as held for sale. See “Recent Developments”
     In PNG, we, through our wholly-owned PNG-based subsidiaries, Morobe Consolidated Goldfields Limited (“Morobe”) and Wafi Mining Limited (“Wafi”), own development and exploration prospects in the Morobe Province. Following the end of fiscal 2008, Newcrest Mining Limited (“Newcrest”) acquired a 30.01% interest in our PNG assets and tenements (See “Recent Developments”). We, in a joint venture with Newcrest, are in the process of building the Hidden Valley mine, with project completion expected by the middle of calendar 2009.
     In addition, we completed a number of stand alone pre-feasibility studies (“PFS”) in Golpu during the June 2007 quarter and in Wafi during the December 2007 quarter, which included the Wafi gold resources and examined the development of three production scenarios:
•	Golpu stand alone (an update of the Golpu PFS scenario);

•	Golpu + Link Zone (high grade lenses within Zone B); and

•	Golpu + Link Zone + Non-Refractory gold ore (“NRG1”);
     The June 2007 PFS reports were subject to Harmony Gate Reviews (“Gate Reviews”) and a Competent Persons Report (“CPR”). Neither the Gate Reviews nor the CPR identified any fatal flaws in the PFS reports. However, a number of outstanding issues were identified and the December 2007 PFS report are still subject to the Gate Review process. The returns projected by the June 2007 studies did not meet the requirements, and it was decided then not to immediately proceed to the feasibility stage. Further studies are planned for fiscal 2009 to address outstanding issues and to investigate alternative production scenarios which may improve projected returns. PNG represents approximately 6% (or 2.99 million ounces) of our proven and probable reserves.
Strategy
     During fiscal year 2008, we endeavoured to focus on three key aspects all of which we have delivered on during the year under review.
•	First, we undertook to review our operational performance and maintain a clear operational focus. This entailed developing an understanding of what our operations were capable of delivering, devising and putting in place the plans to ensure delivery, and holding management responsible for that delivery.

•	Second, we assessed our assets, to focus our attention on those operations that were core to the business and had the ability to be profitable. At the same time, we identified and initiated joint ventures we believed where these assets could better cater for the medium- and longer-term health of the company and bring about greater value.

•	Finally, we undertook to improve the financial viability of the business and to substantially overhaul the balance sheet. In so doing, we focused on improving operational performance, combined with the sale of non-core assets and partnering in joint ventures. We undertook to identify opportunities to sustain and grow production. While our exploration work in PNG continues, we are also about to begin with some organic exploration work at Evander in South Africa. This element of our strategy is at an early stage and will be an area of increased attention during the year ahead.
     We believe that the following strengths provide us with a competitive advantage:
Leading market position in the attractive gold industry
•	We believe that our size and leading market position enables us to undertake exploration and simultaneously develop multiple projects around the world, as well as secure capital on competitive terms.

•	The global gold industry offers a number of attractive industry fundamentals from which we benefit. This includes the absence of available substitutes, relatively high barriers to entry, and increasing gold producer concentration.

•	We are developing new mines at a planned lower cost per ounce than our current operations, which we believe will help make them robust enough to survive any margin squeeze and to withstand any reversal in the gold price. We expect the gold price to continue its upward trend in the medium term
Significant reserves with long mine lives
•	Our ore reserves as of June 30, 2008 amounted to 50.5 million ounces of gold spread across our assets in South Africa and PNG. This ore reserve base is sufficient to support our existing production profile in excess of 10 years at current production levels. Year-on-year depletion accounted for a decrease of 1.9 million ounces in the reserves. Corporate activity, the exclusion of operations held for sale, restructuring of certain shafts and geological related changes accounts for a further decrease of 5.7 million ounces of reserves. On the positive side there is a net addition of 4.4 million ounces of reserves from surface stockpiles.

•	Of our 50.5 million ounces of reserves, 38.3 million ounces are classified as above infrastructure and 12.2 million ounces are classified as below infrastructure (reserves for which capital expenditure has still to be approved).
Highly attractive project pipeline
•	We have a diverse portfolio of gold development projects spread across South Africa and PNG. These projects include Elandsrand, Doornkop, Tshepong and Phakisa in South Africa, and Hidden Valley in PNG, which, when developed, could deliver up to 1.4 million ounces of additional production by 2012.

•	We believe the relatively higher grade of these South African deposits and/or lower cost base will result in these ounces being produced at highly competitive cash costs. This in turn may result in a reduction in our overall cash cost position as these new projects are commissioned.

•	In addition to these projects, we have a number of additional development prospects that are being considered and progressed, including the processing of sand dumps and tailings dams in our Mega Dumps projects, the processing of rock dumps, and developing the Wafi/Golpu copper/gold deposit in PNG, which, when all developed, could increase production by 1.0 million ounces per annum.

•	We have also expanded our exploration skill base, evidenced by our progress in PNG.

•	We formed Rand Uranium (Proprietary) Limited (“Rand Uranium”), to which we will transfer our Cooke assets to optimize the value of our uranium deposits.
Positive gold market outlook
•	In the midst of volatile tumultuous global investment markets, the gold market has demonstrated great resilience and a positive upside. The price performance throughout fiscal 2008 supports our positive outlook for gold and, given our operational imperatives, we will seek to contain costs, increase output and optimize our margins.

•	The gold price hit a high of U.S.$1,030 per ounce on March 17, 2008 and, while it was a more subdued U.S.$772 per ounce as of October 21, 2008, this is 3% higher than it was for the same time the previous year.

•	We believe the fundamental drivers behind increased demand and decreased new supply of gold will remain in the future, which will in turn support a higher gold price over this period. As an unhedged gold producer, we will benefit from a rising gold price environment.
Increased focus on earnings margins and cost
•	Our aim remains to return to profitability. At an operational level we have put in place an intensive process of business planning, with benchmarks and targets we believe to be realistic.

•	We are committed to lower our cost base and extensively benchmark our costing parameters both internally among our operations, and externally against other gold producers. Stringent cost cutting and cost control programs have been implemented.

•	We are confident that the benefits of our restructuring process and ongoing cost focus will be sustained in the long term, and as a result, our ability to withstand any future adverse market conditions has been significantly enhanced.
Conservative balance sheet and low gearing
•	We maintain a conservative gearing policy and seek to fund ongoing capital expenditure (excluding growth projects) through cash generated from existing operations.

•	Our low level of gearing should provide us with the ability to utilize debt to fund capital and development expenditure requirements for our new projects.
Experienced management team with significant industry expertise
•	Our senior management team consists of experienced mining executives with extensive industry backgrounds combined with geological and metallurgical expertise.

•	Our senior management team has a proven track record in developing and managing the operations under its control, and has demonstrated an ability to optimize underperforming assets as well as developing new projects around the world.

     Leading Black Economic Empowerment strategy
•	We are proud to be a South African company and fully embraces the country’s transformation initiatives. We are 16% owned by African Rainbow Minerals Limited (“ARM Limited”), a black empowerment company in which our chairman, Patrice Motsepe, owns an interest.

•	We believe that we have gone beyond the requirements of the Mining Charter by ensuring that our HDSA partners are truly empowered, that we are largely managed by a HDSA Board, and that we continue to engage with black shareholders and/or partners to find more opportunities to invest in BEE transactions and involve HDSA partners.

•	We will continue to embrace empowerment as part of our growth strategy and we acknowledge that empowerment forms a fundamental part of our business into the future.
Strategy of organic growth
     Our organic growth strategy is focused on the extraction of high-quality ounces and developing and operating our long-life mines. Through our back to basics approach of disciplined mining, we aim to reduce costs and increase productivity. Our dedicated and participative management team endeavours to meet production targets, reduce costs and optimize the orebodies for the benefit of all our stakeholders.
Organic growth focused on high quality ounces
•	Our extensive experience and established track record of successfully identifying, exploring and developing our own projects is a core component of our value creation strategy.

•	Our ongoing exploration program is focused on both on-mine exploration, which targets resources within the economic radius of existing mines, and new mine exploration, which targets promising early to advanced stage projects around the world.

•	We are currently expanding our production base in South Africa and PNG, with a focus on developing new mines at competitive cash costs and upgrading the overall quality of our portfolio.

•	We currently have a diverse project pipeline, comprising five projects that are well advanced and, if all developed, could deliver up to 1.4 million ounces of low-cost production by 2012. These projects include Elandsrand New Mine, Doornkop South Reef, Tshepong Sub 66 and Sub 71 Declines and Phakisa in South Africa, and Hidden Valley in PNG, which, if all developed, would contribute to a reduction in our overall cash costs per ounce when they come on-stream.

•	In addition to these projects, we have a number of additional development prospects that are being progressed, including surface sand dumps, rock dumps and tailings dams, reviewing the potential of our uranium deposits, and developing the Wafi/Golpu copper/gold deposit in PNG, which, when an investment decision is taken by the board to develop them once feasibility studies are complete, could increase production by up to 1.0 million ounces.

•	We have also expanded our exploration skill base, evidenced by our progress in PNG.
Operational Strategy: “Back to Basics”:
     Our operational strategy is underpinned by the “back to basics” strategy of disciplined mining, cost control, ore reserve management and efficiency.
Safety
     We have dedicated a significant amount of attention to our safety initiatives during the year, and have seen improvements. These initiatives have been a key part of our restructuring and refocusing initiative, and also part of the broader transformation of the workplace.
     The commitment to zero fatalities starts at the top of the company and has filtered to every level through a conscious and programmatic effort. The second round of a comprehensive safety auditing program was completed in June 2008 including physical workplace audits, fall of ground regulations audits, shaft audits and metallurgical audits. Key non-negotiable principles that have been agreed upon include:
•	management to lead by example;

•	continuous verbal communication with all team members;

•	visible creation of awareness of safety-related issues;

•	award and recognize safety achievements; and

•	the involvement of all stakeholders.
     While the workforce is motivated to become involved in taking responsibility for their own safety and that of their colleagues, a key management focus has been to improve underground conditions. In this respect, emphasis has been placed on those areas that are deemed to be of the highest potential risk, namely, shaft infrastructure and physical conditions in the workplace. Again, in respect of the latter, the focus is on compliance with standards, the monitoring and management of ground conditions and logistics to and from the workplace.
Empowered management teams
•	At each mining site, we have established small, multi-disciplinary, focused management teams responsible for planning and implementing the mining operations at the site. Each of these teams is accountable for the results at its particular site and reports directly to the Board.
Active involvement and management
•	Annual operational goals and targets, including cost, volume and grade targets are established in consultation with our executive committee for each mining site. Each management team develops an operational plan to implement the goals and targets for its mine site. Members of our executive committee review and measure the results at each mining site on a regular basis throughout the year.
Focus on increased productivity
•	Gold mining in South Africa is labor intensive, accounting for about 50% of our South African operating costs. To control these costs, we structures our operations to achieve maximum productivity with the goal of having 60% of our workforce directly engaged in stoping, or underground excavation, and development rock breaking activities.
Commitment to cost control
•	We are committed to reducing our cost base and, to this end, we benchmark our costing parameters both internally among our operations and externally against other gold producers.
Proactive maintenance practices
•	We apply a principle of “appropriate maintenance” which allows us to spend capital commensurate with the life of a specified operation. This principle ensures safe operation and reduces capital that may be used ineffectively on mines that have a limited life.
Implementation of new systems
•	We have implemented cost accounting systems and strict ore accounting and ore reserve management systems to measure and track costs and ore reserve depletion accurately, so as to enable us to be proactive in our decision-making.
Increasing consistency at our operations
•	We are committed to increasing the consistency of our operations, in terms of both gold ore grades and production levels, in order to extract optimal value from our orebodies. To achieve this, we are continuing with our intensive program to significantly improve the mining flexibility of our operations by increasing our development expenditure and focusing on comprehensive ore reserve management. We have made significant progress on this objective, as evidenced by our development rates.

•	We are currently reviewing potential opportunities in respect of certain deposits and assets which we may develop independently of our core gold business, and in particular, our uranium assets, of which the underground resources are not currently reflected on our balance sheet or reserve statement.
Selected acquisitions that diversify our operations and complement our competitive strengths
•	We have a long track-record of acquisitions, having completed over 25 transactions and successfully integrating each of these operations into the Company.

•	We possess broad and extensive gold mining experience gained through the development and operation of both surface, opencast mines and mechanized, underground mines. This breadth of expertise provides us with a competitive advantage when evaluation acquisition opportunities.
Targeted disposals that will upgrade our overall portfolio quality
•	We have accumulated a diverse portfolio of assets, a number of which are nearing the end of their productive lives for us and are considered non-core to our business. However, these assets may be of higher value to smaller producers who are less concerned about short mine lives, and can still profitably operate these assets for a number of years.

•	As a result, we believe our disposal strategy will create value through the targeted sale of these assets, which for us have relatively higher cost bases and/or shorter mine lives. See “Disposals” below.
Initiatives that target specific opportunities
•	We acknowledge significant capital expenditure and a commitment to a long time horizon are required to develop our projects into new mines. However, we firmly believe that this is the foundation of our future, and to this end, have made substantial investments in our major projects both in South Africa and PNG.
Principal Investments
     We have concluded several other strategic transactions within and outside South Africa in the last three fiscal years, which are summarized below.
     On February 27, 2008, the Group acquired a 32.4% interest in Pamodzi Gold Limited (“Pamodzi”) after disposing of its Orkney assets. See Item 4. “Disposals”.
     In March 2007, we concluded negotiations with Rio Tinto plc (“Rio Tinto”) in which we purchased Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Hidden Valley and Kerimenge deposits in PNG. The remaining condition precedent, which was to obtain approval of the relevant PNG minister on the recommendation of the Mining Advisory Council that the royalty rights may be transferred to us, was met in March 2008. Our cost of U.S.$22.5 million was met through the issue of shares and a cash payment of U.S.$2.5 million. The effect of the transaction will be to reduce the cost of gold produced at Hidden Valley and all further extensions to the project, mine life and reserves will be free of this royalty.
     On December 8, 2006 we exchanged our Western Areas Limited (“Western Areas”) shares in exchange for Gold Fields Limited (“Gold Fields”) ordinary shares. See Item 4. “Disposals”. We received 15.7 million Gold Fields shares, issued at R135.02 (U.S.$19.15) per share, for our 44.9 million Western Areas shares. During the fiscal years 2008 and 2007, we disposed of our interest in Gold Fields. See Item 4. “Disposals”.
     On June 21, 2006, we announced that we acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company Limited (“Village”) for an amount of R458,775 (U.S.$0.1 million). The equity stake was purchased from ARM Limited at a price of SA 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, we were obliged under the securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the

37.8% stake. On August 14, 2006, we announced that minority shareholders holding 3,163 shares in Village (being 0.08% of the shares in respect of which the offer was made) had accepted its offer. At June 30, 2008, we held 2,295,663 shares, representing 37.83% of the issued share capital of Village. See Item 7. “Related Party Transactions”.
     On March 9, 2006, we announced that we acquired a total of 44.9 million shares in Western Areas for R2 billion (U.S.$321 million), representing a 29.2% stake. This was done by acquiring 37.37 million shares from Allan Gray and buying a total of 7.62 million shares on the open market. To finance this acquisition, we entered into a term loan facility of R1.0 billion (U.S.$280.8 million) with Rand Merchant Bank (“RMB”), for the purpose of partially funding the acquisition of the 29.2% stake in Western Areas. See Item 7. “Related Party Transactions”.
Disposals
     See Item 8. “Recent Developments” for post year-end disposals.
     On February 27, 2008, we disposed of our Orkney operations to Pamodzi in exchange for 30 million listed ordinary shares, the market value of which was R345 million (U.S.$46.5 million).
     On November 30, 2007 the South Kalgoorlie operations were sold to Dioro in exchange for 11.6 million listed ordinary shares, the market value of which was U.S.$17.5 million (A$20 million), as well as a cash of U.S.$18.7 million (A$21 million). A loss of U.S.$8.76 million (A$9.8 million), net of tax, was realized.
     On August 24, 2007, the Group disposed of the remaining 13,095,079 ordinary Gold Fields shares. The proceeds amounted to R1,310 million (U.S.$182.9 million), resulting in a loss of R459 million (U.S.$63.2 million).
     In April 2007, the surface assets and metallurgical plant at Deelkraal was sold to Ogoerion Construction CC for R98 million (U.S.$13.7 million). It was agreed that the purchase price be paid in installments over a 24-month period.
     In a range of transactions between January 22, 2007 and February 12, 2007, we disposed of 1,150,000 Gold Fields shares for U.S.$19.7 million. The total cost of these shares was U.S.$21.4 million, resulting in a loss of U.S.$1.7 million. During May and June 2007, a further 1.5 million shares with a cost of U.S.$28.3 million were disposed of for U.S.$25.1 million, resulting in a loss of U.S.$3.2 million.
     On December 8, 2006, we disposed of our interest in Western Areas in exchange for ordinary shares in Gold Fields. This was in terms of an offer by Gold Fields whereby every 100 Western Areas Shares were exchanged for 35 Gold Fields shares.
     On October 19, 2006, Randfontein 4 Shaft was sold to Simmer & Jack Limited for an amount of R60 million (U.S.$8.5 million).
     On March 31, 2006, we disposed of the entire share capital of Buffalo Creek Mines (Pty) Ltd for A$24 million (U.S.$17.2 million). According to the agreement the A$24 million (U.S.$17.2 million) was to be settled as follows: (i) A$4.3 million (U.S.$3.1 million) to be paid in cash; (ii) 1,907,892 shares in GBS Gold International, valued at A$5 million (U.S.$3.6 million); (iii) A$5 million (U.S.$3.6 million) to be paid in cash in September 2006; (iv) Shares in GBS Gold International, equal in value to A$4.4 million (U.S.$3.1 million), to be issued in September 2006; and (v) A$5.4 million (U.S.$3.8 million) to be paid in cash in September 2007. The net asset value of Buffalo Creek Mines (Pty) Ltd was A$20.1 million (U.S.$14.2 million), resulting in a profit of A$3.1 million (U.S.$3 million). Final settlement was received as per contract in September 2007.
     On January 18, 2006, we disposed of our investment in Atlas Gold Limited for A$0.2 million (U.S.$0.15 million). The investment of 500,000 shares was carried at a total cost of A$0.1 million (U.S.$0.07 million), resulting in a profit of A$0.1 million (U.S.$0.07 million).
     On December 29, 2005, we disposed of our investment in San Gold Corporation for R19 million (U.S.$3.1 million). The investment was carried at a total cost of R20 million (U.S.$3.2 million), resulting in a loss of R1 million (U.S.$0.1 million).
     On November 16, 2005, we disposed of the remaining portion of the Gold Fields investment purchased in fiscal 2005 for R2.4 billion (U.S.$361.8 million). The process was concluded through market disposals which began on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of R2.1 billion (U.S.$316.4 million), resulting in a profit of R307 million (U.S.$45.4 million).
Hedging Policy
     We have consistently maintained a policy of not entering into forward sales, commodity, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. As a result of this policy, Board approval is required when hedging arrangements are to be entered into.
     Where any such gold hedging position is acquired, our policy is to eliminate any such positions existing within acquired companies as soon as this can be achieved through sound, commercially advantageous transactions. There may, however, be instances where certain hedge positions in acquired companies need to be kept in place for contractual or other reasons. In line with this policy, we have historically closed out hedging arrangements inherited through our acquisitions. Our revenues are sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar, as all the revenues are generated by gold sales denominated in U.S. dollars. We do not enter into forward sales, commodity, derivatives or other hedging arrangements to establish a Rand to U.S. dollar exchange rate in advance for the sales of our future gold production, although we may do so in the future.
     In May 2007, we closed out the remainder of our Australian hedge book, which we inherited with the acquisition of the Hill 50 mine. In these transactions, some 220,000 ounces were closed out at an average spot rate of A$809/ounce, for a total cost of A$72.8 million (U.S.$60.0 million). As a result, we are completely unhedged.
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
     We conduct exploration activities on our own or with joint venture partners. As at June 30, 2008, our prospecting interest in South Africa measured 28,039 hectares (69,286 acres), 220,600 hectares (545,114 acres) in PNG and 97,491 hectares (240,906 acres) in Australia. We spent U.S.$28 million on exploration in fiscal 2008 and the bulk of exploration expenditure was allocated to activities in PNG and South Africa. In fiscal 2009, we intend to carry out exploration in PNG and South Africa.
Mining
     The mining process can be divided into two main phases: (i) accessing the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.
•	Accessing the orebody.

In our South African underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. Horizontal development at various intervals of the decline extends access to the horizon of the ore to be mined. The declines are advanced on a continuous basis to keep ahead of the mining taking place on the levels above. In our open-pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.

•	Mining the orebody.

The process of ore removal starts with drilling and blasting the accessible ore. The blasted faces are then cleaned, and the ore is transferred to the transport system. In open-pit mines, gold-bearing material may require drilling and blasting, and is usually collected by bulldozers or shovels to transfer it onto trucks, which transport it to the mill.
     In our South African underground mines, once ore has been broken, train systems collect ore from the faces and transfer it to a series of ore passes that gravity feed the ore to hoisting levels at the bottom of the shaft. The ore is then hoisted to the surface in dedicated conveyances and transported either by conveyor belts directly or via surface railway systems or roads to the treatment plants. In addition to ore, waste rock broken to access reef horizons must similarly be hoisted and then placed on waste rock dumps.
Processing
     We currently have nine operational metallurgical plants and two metallurgical plants on care and maintenance in South Africa. We also have a metallurgical plant at the Hidden Valley project in PNG. The principal gold extraction processes we use are carbon in leach, or CIL, and carbon in pulp, or CIP.
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
     Gold in solution, at one of our plants, is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Cathode sludge or dore bars produced from electro- winning is now currently sent directly to Rand Refinery. Most of the South African plants no longer use smelting to produce rough gold bars (dore). Our South African zinc precipitation plants continue to smelt precipitate to produce rough gold bars. These bars are then transported to the Rand Refinery which is responsible for refining the bars to a minimum of good delivery status.
     In fiscal 2006, we operated the only independent gold refinery and fabrication plant in South Africa. In fiscal 2006, approximately 84% of our South African gold production was refined at our refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. Since July 2006, all of our gold produced in South Africa has been sent to the Rand Refinery, as a decision was made to close the Harmony Refinery for economic reasons. The Australian gold production for fiscal years 2006 to 2008 was refined in Australia at an independent refiner, AGR Matthey.
     The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in Item 4. “Information on the Company Regulation — Mineral Rights”. We support jewelry ventures in South Africa.
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
Capital Expenditures
     Capital expenditures for continuing operations incurred for fiscal 2008 totalled U.S.$500 million, compared with U.S.$320 million for fiscal 2007 and U.S.$205 million for fiscal 2006. The increase in capital expenditure in fiscal 2008 compared with 2007 was primarily related to the development of the PNG assets, which accounted for 66% of the project capital expended. Capital was also expended on the Doornkop South Reef Project, Tshepong Sub 66 and 71 Declines, Phakisa and the Elandsrand New Mine. During fiscal 2007, the increased development in PNG accounted for 45% of the project capital expended in the year. This was also the primary reason for the increase in capital expenditure in fiscal 2007 compared with fiscal 2006. Expenditure was also incurred at Doornkop South Reef Project, Phakisa, Tshepong Sub 66 Decline and Elandsrand New Mine.

     The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Several of these projects will be completed during fiscal 2009. The remainder of the projects will still require a great deal of capital expenditure over the next two to three years until they are substantially completed. During fiscal 2008, various funding options were investigated. These included entering into a partnering deal for the PNG assets. The transaction was concluded after year end. See Item 4. “Recent Developments”.
          Capital expenditure for discontinued operations, including the non-cash portion, incurred for fiscal 2008 totaled U.S.$42 million, compared with U.S.$61 million for fiscal 2007 and U.S.$60 million for fiscal 2006.
     We have budgeted approximately U.S.$379 million for capital expenditures in fiscal 2009. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. However, if we decide to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond our current plans, we may consider alternative financing sources. See Item 4.“Information on the Company — Business — Harmony’s Mining Operations — Evander Operations”.
Reserves
     As at June 30, 2008, we have declared proven and probable reserves of 50.5 million ounces, broken down as follows: 47.5 million ounces in South Africa and 3.0 million ounces in PNG. Of our 50.5 million ounces of ore reserves, 12.2 million ounces are classified as below infrastructure (that is, reserves for which capital expenditure has yet to be approved). There has been a 3.2 million ounces year-on-year negative variance in ore reserves due to the following reasons:
•	normal depletion of 1.9 million ounces;

•	corporate activity, the exclusion of operations held for sale, restructuring of certain shafts and geological-related changes resulting in a decrease of 5.7 million ounces; and

•	a net addition of 4.4 million ounces of ore reserves from surface stockpiles.
     We use the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (“SAMREC Code”), which sets out the internationally recognized procedures and standards for reporting of mineral resources and ore reserves. We use the term “ore reserves’’ herein, which has the same meaning as “mineral reserves”, as defined in the SAMREC code. Our reporting of its PNG Ore Reserves complies with the Australian Code for the Reporting of Mineral Resources and Ore Reserves (“JORC”) of the Australian Institute of Mining and Metallurgy. This code is materially the same as “SAMREC”. In reporting of reserves, we have complied with Industry Guide 7 of the U.S. Securities and Exchange Commission.
     For the reporting of Ore Reserves at our South African and PNG operations, we use a gold price of U.S.$750 per ounce. An exchange rate of R7.46 per U.S. dollar is used for South Africa and for PNG an exchange rate of U.S.$0.80 per Australian dollar is used giving a gold price of R180,000 per kilogram and AU$850 per ounce, respectively. These gold prices have also been used in mine planning.
     In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable ore reserve at our underground operations, we apply the concept of a cut-off grade. This is done by defining the optimal cut-off as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:
•	the database of measured and indicated resource blocks (per shaft section);

•	an assumed gold price which, for this ore reserve statement, was taken as R180,000 per kilogram;

•	planned production rates;

•	the mine recovery factor (MRF) which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).

     Rand per tonne cash costs of the mines are historically based, but take into account distinct changes in the cost environment, such as the future production profile, restructuring, right-sizing, and other cost reduction initiatives which we expect in the aggregate to lead to lower unit costs, and for below-infrastructure ounces, an estimate of capital expenditure.
     The block cave reserve at Golpu (PNG) used the PCBC computer program to define the optimal mine plan and sequencing.
     The open pit reserve at Hidden Valley (PNG) is constrained by the capacity of the tailings storage facility with Whittle optimisation program guiding the most efficient mine design given this constraint.
     The ore reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management, and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The ore flow-related modifying factors used to convert the mineral resources to ore reserves through the life-of-mine planning process are stated for each individual shaft. For these factors, historical information is used, except if there is a valid reason to do otherwise. Because of depth and rock engineering requirements, some shafts design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for unpay and geological losses.
     Our standard for narrow reef sampling with respect to both proven and probable reserve calculations for underground mining operations in South Africa is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target operations, our standard for sampling with respect to both proven and probable reserves are fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. The Kalgold open cast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailing dams (slimes and sand) for which random sampling is used.
     The PNG resources are hosted in large porphyry or related mesothermal geological systems. Data is gained through diamond drilling using PQ down to NQ sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing is typically on less than 20 meter centres for Measured category, 20 to 40 meter centres for the Indicated category and greater than 40m for Inferred category material. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analysed at a NATA accredited commercial laboratory. Some sample preparation is done at the mine site laboratory. Extensive QA/QC work is undertaken and data is stored in electronic database.

Our mining operations’ reported total proven and probable reserves as of June 30, 2008 are set out below:
Ore reserve statement (Imperial) as at June 30, 2008(2)
Gold

	PROVEN			PROBABLE			TOTAL
	Tons	Grade	Gold(1)	Tons	Grade	Gold(1)	Tons	Grade	Gold(1)
Operations	(million)	(oz/ton)	(Moz)	(million	(oz/ton)	(Moz)	(millions)	(oz/ton)	(Moz)

South Africa Underground
Tshepong	6.64	0.177	1.18	19.32	0.176	3.39	25.96	0.176	4.57
Phakisa	0.09	0.217	0.02	21.87	0.243	5.30	21.96	0.242	5.32
Bambanani	3.15	0.283	0.89	1.09	0.268	0.29	4.24	0.279	1.18
Doornkop	0.37	0.118	0.04	1.11	0.124	0.14	1.48	0.123	0.18
Elandskraal	4.83	0.186	0.90	39.56	0.195	7.73	44.39	0.194	8.63
Masimong	4.01	0.147	0.59	1.09	0.155	0.17	5.1	0.148	0.76
Virginia operations	5.92	0.127	0.75	2.63	0.144	0.38	8.55	0.132	1.13

Evander	3.08	0.202	0.62	8.12	0.163	1.32	11.20	0.173	1.94
Evander(below infrastructure)	—	—	—	57.24	0.213	12.21	57.24	0.213	12.21
Target	9.22	0.214	1.97	12.72	0.179	2.28	21.94	0.194	4.25
Other — underground	0.90	0.144	0.13	2.14	0.149	0.32	3.04	0.145	0.45
Total S.A. Underground	38.21	0.185	7.09	166.89	0.201	33.53	205.10	0.198	40.62

South Africa surface
Kalgold	12.46	0.026	0.33	1.79	0.037	0.07	14.25	0.028	0.39
Free Gold	803.16	0.007	5.68	77.39	0.010	0.80	880.55	0.007	6.47
Total S.A. Surface	815.62	0.007	6.01	79.18	0.011	0.87	894.80	0.008	6.88

PNG
Hidden Valley and Kaveroi	3.64	0.067	0.24	24.46	0.059	1.46	28.10	0.060	1.70
Hamata	—	—	—	4.33	0.074	0.32	4.33	0.074	0.32
Golpu	—	—	—	54.63	0.018	0.97	54.63	0.018	0.97
Total PNG	3.64	0.067	0.24	83.42	0.033	2.75	87.06	0.034	2.99

Grand total	857.47	0.016	13.34	329.49	0.113	37.15	1,186.96	0.043	50.49

(1)	Gold oz figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill-delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: Elandskraal 96%; Free State 95%; Randfontein 95%; Evander 97%; Kalgold 90%; Freegold 96%; Target 97%; PNG 93%. In order to derive the appropriate plant recovery factors for ore reserve estimates a process have been followed where realistic assumptions based on historical performance have been applied. There may be short term fluctuation either positive or negative which can lead to small discrepancies between actual and planned recovery factors.

(2)	Cut-off grades are calculated per individual shaft, each having its own unique cost structure, ore flow and recovery factors, which are entered into our “Optimizer” software for a cut-off calculation per shaft and expressed in oz/t units.

     In addition to the gold reserves, we also report our equity reserves for silver, copper and molybdenum from our PNG operations. Metal prices are assumed at U.S.$12/oz for silver, U.S.$2.40/lb for copper and U.S.$20/lb for molybdenum.

SILVER
		Proven			Probable			Total
		Reserves			Reserves			Reserves
	Tons	Grade	Silver oz	Tons	Grade	Silver oz	Tons	Grade	Silver oz
PNG	(millions)	(oz/ton)	(millions)	(millions)	(oz/ton)	(millions)	(millions)	(oz/ton)	(millions)
Hidden Valley and Kaveroi	3.64	1.197	4.36	24.46	1.077	26.35	28.10	1.093	30.71
GRAND TOTAL	3.64	1.197	4.36	24.46	1.077	26.35	28.10	1.093	30.71

COPPER
		Proven			Probable			Total
		Reserves			Reserves			Reserves
	Tons	Grade	Cu lbs	Tons	Grade	Cu lbs	Tons	Grade	Cu lbs
PNG	(millions)	(%)	(millions)	(millions)	(%)	(millions)	(millions)	(%)	(millions)
Golpu	—	—	—	54.63	1.025	1,234.0	54.63	1.025	1,234.0
GRAND TOTAL	—	—	—	54.63	1.025	1,234.0	54.63	1.025	1,234.0

MOLYBDENUM
		Proven			Probable			Total
		Reserves			Reserves			Reserves
	Tons	Grade	Mo lbs	Tons	Grade	Mo lbs	Tons	Grade	Mo lbs
PNG	(millions)	(lbs/ton)	(millions)	(millions)	(lbs/ton)	(millions)	(millions)	(lbs/ton)	(millions)
Golpu	—	—	—	54.63	0.238	13.00	54.63	0.238	13.00
GRAND TOTAL	—	—	—	54.63	0.238	13.00	54.63	0.238	13.00
     Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section.
Worldwide Operations
Description of Property
     The following is a map of our worldwide operations:
     Our operational mining areas in South Africa are set forth below:

	Hectares	Acres
Doornkop	2,941	7,267
Elandsrand	5,113	12,634
Free State (includes Masimong and Virginia operations)	22,583	55,802
Tshepong and Phakisa	10,799	26,683
Bambanani	2,356	5,821
Joel	2,162	5,342
St Helena	5,856	14,471
Kalgold	615	1,520

Evander	36,898	91,174
Target (includes Loraine)	7,952	19,649
Total	97,275	240,363

Our discontinued operational mining areas are set forth below:

	Hectares	Acres
Mt. Magnet	97,491	240,906

Cooke (Randfontein)	7,875	19,460

Lindum (Randfontein)	3,231	7,983
Total	108,597	268,349
     In PNG, we hold granted tenements as set forth below:

	Hectares	Acres
PNG	220,600	545,114
Total Worldwide Operations	426,472	1,053,826
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
     Our Hidden Valley project comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of PNG. In the Hidden Valley project area, a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit area is dominated by a series of post Miocene faults controlling the gold mineralization, including an early north trending set and the main northwest faulting.
     Our Wafi project comprises the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme and host the gold mineralization. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about one kilometer northeast of the Wafi gold orebody. It is a porphyry (diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo and the mineralized body can be described as a porphyry copper-gold “pipe”.
Harmony’s Mining Operations — Overview
     Previously, we discussed our South African operations per legal entity, which by design were geographically grouped. These were Free State (owned by Harmony Company), Freegold, Elandsrand (originally known as the Elandskraal operations), Randfontein, Evander, Avgold, ARMgold and Kalgold. The shafts were then further divided into categories of “Quality”, “Leveraged”, “Growth” and “Surface”.
     As discussed under Item 4. “South African Operations”, we have changed the way in which we manage our operations. In line with this change, we have amended the manner in which we discuss our operations.

     In South Africa, we conduct underground mining at 11 operations:
•	Tshepong (formerly part of Freegold)

•	Phakisa (formerly part of Freegold)

•	Bambanani (formerly part of Freegold)

•	Doornkop (formerly part of Randfontein)

•	Cooke operations (consists of Cooke 1, 2 and 3 shafts, formerly part of Randfontein)

•	Elandsrand

•	Masimong (formerly part of the Free State region)

•	Virginia operations (consists of Harmony 2, Merriespruit 1 & 3, Unisel and Brand 3 & 5, all formerly part of the Free State region)

•	Target (forms part of Avgold’s operations)

•	Evander (consists of Evander 5, 7 and 8)

•	Joel (formerly part of Freegold, now included under “Other — Underground”)
     We conduct surface mining at five sites (all included in “Other — Surface”):
•	Free State (also known as Phoenix)

•	Randfontein (Cooke plant has been classified as discontinued operations along with the Cooke operations)

•	Freegold

•	Kalgold

•	Target
     Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand).
     Internationally, our mining was previously conducted at the following two sites in Australia:
•	Mt. Magnet — The site has put on care and maintenance as at the end of December 2007. On August 1, 2008, the Monarch Gold’s administrator indicated that Monarch Gold would not proceed with the proposed purchase, and consequently the agreement was terminated. We have since resumed management of the of the Mt. Magnet operations and recommenced the sales process — See “International Operations” above.

•	South Kalgoorlie — we finalized the sale of this operation with Dioro on November 30, 2007 — See “Disposals” above.
     Underground and surface mining was conducted at each of these operations, with underground access through two declines at Mt. Magnet and one decline at South Kalgoorlie and surface access principally through open-pits. Surface mining at South Kalgoorlie ceased in fiscal 2006 with treatment consisting of Mt. Marion ore and low grade stockpiles. Open-pit mining recommenced at South Kalgoorlie mines during fiscal 2007. The Mt. Marion underground operation at South Kalgoorlie Mines ceased in June 2007, with only open-pit operations continuing on that site until the date of sale to Dioro.
     The following discussion is a two-part presentation of our operations:
•	an overview of our South African mining operations with a discussion and production analysis of each of our operating segments; and

•	an overview of our International (Australian and PNG) operations.
     Where we have translated the Rand amount budgeted for capital expenditures in 2009 into U.S. dollars, we have used the closing rate at the balance sheet date.
South African Mining Operations
Unless indicated otherwise, the discussions below are for continuing operations.

Underground
Tshepong, Phakisa and Bambanani
Introduction: We acquired Tshepong, Phakisa and Bambanani when we, in January 2002, acquired the Freegold operations from AngloGold through a 50 % joint venture with ARMgold. In September 2003, we acquired 100% of these operations when ARMgold became a wholly owned subsidiary. These operations are located in the Free State province. Production from the operations is processed through two processing facilities (the Free State 1 (“FS 1 Plant”) and Central plant, the latter forms part of our Virginia operations).
History: Exploration, development and production history in the area of the Freegold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly-owned subsidiary of AngloGold in June 1998.
Geology: The operations are located in the Free State Goldfield, which is on the southwestern edge of the Witwatersrand basin. The Bambanani, Tshepong and Phakisa mines are located to the north and west of Welkom. Mining is primarily conducted in the Basal reef, with limited exploitation of the B Reef at Tshepong. The reefs generally dip towards the east or northeast while most of the major faults strike north-south. B Reef is being mined at Tshepong with potential of being exploited elsewhere.
Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks.
     Mining is conducted at depths ranging from 1,911 and 3,129 meters at Bambanani and between depths of 1,671 and 2,245 meters at Tshepong. The primary mining challenges at these operations are seismic risks, ventilation and fire avoidance. Bambanani is classified as a seismically active operation with seismic activity monitoring systems installed to do active seismic risk evaluation. Seismic activity monitoring systems are upgraded on a continuous basis to ensure that it is kept abreast of emerging technology. Current ventilation and refrigeration systems were evaluated and improved with refrigeration plants installed at the Bambanani and Tshepong Mines. We believe this will improve productivity and safety after operations at Tshepong were hampered by a number of fires and seismic events that significantly affected production in the first half of fiscal 2008.
     The Tshepong Decline project, which started in April 2003, has accessed an additional two levels (69 and 71) of the Tshepong North Shaft. The Sub 66 project neared completion at the end of June 2008 with a total capital expenditure of R289 million (U.S.$39.8 million). The balance of the final estimated capital of R291million (U.S.$40 million) will be spent during the first quarter of fiscal 2009. Production commenced at Sub 66 Decline during the year, with the build-up to continue over the next two years. Emphasis is now being placed on significantly increasing mineable reserves. Poor ground conditions caused some delays to the project, with the final mining component being completed in June 2008, and all project work scheduled for completion by December 2008. Good progress was made at the Sub 71Decline project during fiscal 2008, with a total of 1,089 metres being developed by year-end. The escalation of input costs, combined with skills shortages (design and engineering draughting personnel) had a negative impact on the project. First production is expected in August 2012, with full production anticipated in July 2017. The total estimated value of this project is R132 million (U.S.$18 million).
     The development at Phakisa, a surface shaft, sunk to 75 level elevations and a planned decline shaft to 85 levels will access the ore reserves to a depth of 2,662 meters below surface. It is estimated that the area will yield 22.0 million tons, recovering 182.5 tons of gold over a project life of 22 years. Project completion requires sinking of a decline shaft, equipping and commissioning of the shaft with access development and stoping to maximum production build-up at a capital cost of R1,348 million (U.S.$185.5 million). To date, R866 million (U.S.$119.2 million) has already been spent. Good progress was achieved during fiscal 2008, with the reef ore passes, reef hoisting facility and Rail-veyor reef and waste handling on 55 level completed. The second train on the Rail-veyor is planned for October 2008. Installation of the permanent water handling systems (i.e., Settlers, Main Pump Station on 77 Level, Mud press and underground dams) has progressed and expected completion is October 2008. The cooling systems of Phakisa Shaft will include a first phase 10MW Ice Plant on surface. This will be a first in the gold mining industry. Phakisa started the first production during September 2007 and will be opening up ore reserves for the next two years. The project is expected to be in full production in June 2011 at 83,000 tons per month. The average production rate per annum over the peak period of life of mine is 253,360 ounces.
     Bambanani was restructured during the third quarter of fiscal 2008 due to the power shortages in the country. This resulted in the tonnages being reduced by 50%. There was also a significant reduction in the labor complement, with 2,086 people leaving through transfers and voluntary retrenchments. Bambanani now operates as a low tonnage high grade mine (8.0g/t recovered grade).
     Conops was introduced at the operations during the quarter ended December 31, 2003. Conops were stopped at Bambanani during April 2005. Conops was officially stopped at Tshepong during January 2008 after a due diligence study conducted during fiscal 2007 indicated that Conops was not delivering at the planned levels. For a detailed discussion on Conops and the evaluation process that was followed, see Item 5. “Operating and Financial Review and Prospects — Conops”.
     During fiscal 2008, Tshepong accounted for 14% (14% in 2006 and 2007) of our total gold sales, with Phakisa accounting for 0.2% (nil in 2006 and 2007) and Bambanani 8% (8% in 2006 and 2007).
Safety: During fiscal 2008, the safety statistics for the operations compared to the Group average for lost time frequency rate (“LTFR”) of 12.83 per million hours worked and fatality frequency rate (“FFR”) of 0.18 are as follows:

	LTFR	FFR
Tshepong	18.52	0.17
Phakisa	4.83	0.37
Bambanani	11.18	0.40

Safety standards receive constant and high-level attention at all the operations.
Plants: The ore from theses operations are sent to FS 1 Plant for processing. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by semi-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion.
     The following table sets forth processing capacity and average tons milled during the fiscal 2008 for the FS 1 Plant:

Average Milled for
	Processing	the Fiscal Year
Plant	Capacity	Ended June 30, 2008
	(tons/month)	(tons/month)
FS 1	420,000	416,447
     In fiscal 2008, FS 1 Plant recovered approximately 97% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Tshepong	2008	2007	2006
Production
Tons (‘000)	1,649	1,824	1,786
Recovered grade (ounces/ton)	0.166	0.175	0.188
Gold sold (ounces)	273,119	318,887	335,289

	Fiscal Year Ended June 30,
Tshepong	2008	2007	2006
Results of operations (millions) ($)
Product sales	223	203	180
Cash cost	125	112	111
Cash profit	98	91	69
Cash costs
Per ounce of gold ($)	457	351	332
Capex (millions) ($)	27	26	21
     Tons milled from the Tshepong shaft increased to 1,824,000 in fiscal 2007, compared with 1,786,000 in fiscal 2006. Ounces sold were 318,887 in fiscal 2007, compared with 335,289 in fiscal 2006. This decrease was attributable to the decrease in recovery grade to 0.175 in fiscal 2007, compared with 0.188 in fiscal 2006. The decrease in recovery grade was primarily due to decreases in the shaft call factor, plant call factor and the average mining grade which was 1365 cmg/t in fiscal 2007, compared to 1440 cmg/t in fiscal 2006, in line with the Life of Mine (LOM) profile. Industry standard practice in South Africa is to report drill results and cut-off grades for resource estimates in gold as thickness-grade values (cmg/t).
     Cash costs for the Tshepong shaft were U.S.$112 million in fiscal 2007, compared with U.S.$111 million in fiscal 2006. Cash costs per ounce were U.S.$351 in fiscal 2007, compared with U.S.$332 in fiscal 2006. This increase in unit cost was attributable primarily due to decrease in the number of ounces of gold produced.
     Tons milled declined by 10% from 1,824, 000 tons in fiscal 2007 to 1,649,000 in fiscal 2008, with gold production decreasing by 14% from 318,887 ounces in fiscal 2007 to 273,119 ounces in fiscal 2008. The decrease was attributable to the decrease in the recovery grade to 0.166 in fiscal 2008, compared with 0.175 in fiscal 2007. The decrease in recovery grade was primarily due to the decrease in the shaft call factor and the average mining grade which was 1275 cmg/t in fiscal 2008, compared to 1365 cmg/t in fiscal 2007. The drop in the average mining grade is in line with the Life of Mine profile. During fiscal 2007 the mining in the east south block was in the main high grade pay shoot and as we continued mining south during fiscal 2008 we where mining closer to the edge of this high grade channel. The continuation of this channel will be mined once the sub66 and sub 71 decline is completed. Tshepong was hampered by a number of fires and seismic events that significantly affected production in the first half of fiscal 2008. The cessation of Conops also resulted in lower production.
     Cash costs for the Tshepong shaft were U.S.$125 million in fiscal 2008, compared with U.S.$112 million in fiscal 2007. Cash costs per ounce were U.S.$457 in fiscal 2008, compared with U.S.$351 in fiscal 2007. This increase in unit cost is attributable primarily to decrease in the number of ounces of gold produced. Cash costs have increased by 11% in fiscal 2008, primarily due to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 26.0 million tons (4.6 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2024. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
     Capital Expenditure: We incurred approximately R195 million (U.S.$26.8 million) in capital expenditures at the Tshepong shaft in the fiscal 2008, primarily for the decline project and ongoing development. We have budgeted R74.7 million (U.S.$10.3 million) for project capital expenditures in fiscal 2009. This capital includes R60.6 million (U.S.$8 million) for the additional two levels 73 and 75 and B Reef exploration project of R10.8 million (U.S.$1.5 million).

	Fiscal Year Ended June 30,
Phakisa	2008	2007	2006
Production
Tons (‘000)	34	—	—
Recovered grade (ounces/ton)	0.123	—	—
Gold sold (ounces)	4,212	—	—

	Fiscal Year Ended June 30,
Phakisa	2008	2007	2006
Results of operations (millions) ($)
Product sales	4	—	—
Cash cost	2	—	—
Cash profit	2	—	—
Cash costs
Per ounce of gold ($)	556	—	—
Capex (millions) ($)	40	32	23
     The expected capacity of the Phakisa shaft will be 131,175 tons per month. Phakisa has no rock hoisting facilities and all rock will be transported via a Rail system on 55 level to the Nyala shaft for hoisting to surface. First production took place during October 2007, with a build up to full production expected in the next two to three years.
     On a simplistic basis reported proven and probable underground ore reserves of 21.9 million tons (5.3 million ounces) will be sufficient for the Phakisa shaft to, once production commence, maintain production until approximately fiscal 2030. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
     Capital Expenditure: We incurred approximately R293 million (U.S.$40 million) in capital expenditures at the Phakisa operations in the fiscal year ended June 30, 2008. We have budgeted Rand 330 million (U.S.$45 million) for capital expenditures in fiscal 2009, primarily for the establishing and development of the shaft.

	Fiscal Year Ended June 30,
Bambanani	2008	2007	2006
Production
Tons (‘000)	912	1,283	1,402
Recovered grade (ounces/ton)	0.174	0.154	0.143
Gold sold (ounces)	158,985	197,060	200,739
Results of operations (millions) ($)
Product sales	128	126	106
Cash cost	102	115	101
Cash profit	26	11	5
Cash costs
Per ounce of gold ($)	641	586	502
Capex (millions) ($)	15	17	14
     Tons milled from the Bambanani shaft decreased to 1,283,000 in 2007 compared with 1,402,000 in fiscal 2006. An underground fire in March 2007 resulted in production loss of 4,180 ounces in fiscal 2007. Ounces sold were 197,060 in fiscal 2007, compared with 200,739 in fiscal 2006. The decrease in volumes was offset by an increase in the recovered grade, which increased from 0.143 in fiscal 2006 to 0.154 in fiscal 2007.
     Cash costs for Bambanani were U.S.$586 in fiscal 2007, compared with U.S.$502 in fiscal 2006. The costs per ounce increased by 17% in fiscal 2007, due primarily to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from the Bambanani shaft decreased to 912,000 in 2008 compared with 1,283,000 in fiscal 2007. Ounces sold were 158,985 in fiscal 2008, compared with 197,060 in fiscal 2007. This decrease was due to the restructuring of the shaft due to power constraints but was offset by a better recovered grade, which increased from 0.154 in fiscal 2007 to 0.174 in fiscal 2008.
     Cash costs for Bambanani were U.S.$641 in fiscal 2008, compared with U.S.$586 in fiscal 2007. The costs per ounce increased by 9% in fiscal 2008, due to the slow start up after the collapsing of the old ore pass system and increases in the costs of labor and supplies and the effect of inflation on supply contracts
     The rock hoisting capacity at Bambanani is 116,000 tons per month. The average tons milled in fiscal 2008 was 76,000 tons per month due to the restructuring during the latter half of the fiscal year. 46,000 tons per month are planned for fiscal 2009, offset by an increased recovered grade.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 4.2 million tons (1.2 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2020. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred approximately R107 million (U.S.$14.7 million) in capital expenditures at Bambanani in the fiscal 2008, primarily for ongoing development. We have budgeted R25.3 million (U.S.$3.5 million) for capital expenditures in fiscal 2009 for access development for the shaft pillar extraction and R26.3 million (U.S.$3.6 million) for ongoing development.
Doornkop
Introduction: Doornkop is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The operation is owned by Randfontein Estates Limited (“Randfontein”). Doornkop currently operates under its own mining authorization of 2,941 hectares. Production is treated at the Doornkop plant.
History: We acquired this operation when Randfontein became a wholly-owned subsidiary during calendar year 2008.
Geology: These operations are situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West Rand Syncline.
     During the 2008 year the gathering of additional geological information from on-reef development and exploration drilling on the South Reef has increased our knowledge about the sedimentology and grade characteristics of this ore body. This new knowledge has been incorporated into a process whereby the geological depositional model has been extensively reviewed. This led to a change in the model from an original more channelized deposit to what we now see as being a more sheet-like deposit that was formed in a lower energy environment where the grade is distributed more evenly across the ore body. This change resulted in an overall drop in the grade estimate of the South Reef. In practice, less selective mining would be taking place as a result and that would enable higher percentage extractions of the total ore body.
     There are six identified main reef groupings in the area: the Black Reef; the Ventersdorp Contact Reef; the Elsburg Formations; the Kimberleys; the Livingstone Reefs; and the South Reef. Within these, several economic reef horizons have been mined at depths below surface between 600 and 1,260 meters.
     The reefs comprise fine to coarse grained pyritic mineralization within well developed thick quartz pebble conglomerates or narrow single pebble lags, which in certain instances are replaced by narrow carbon seams.
Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the operations, seismicity and pressure related problems are infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mines. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken.
     Currently, the Kimberley Reef is mined on the upper levels of the Doornkop Shaft between 900 and 1,100 meters below surface. Most of this mining is taking place on channel edges, which results in sporadic high, but mostly low recovered grades. Mining from conventional sections of this reef ceased during fiscal 2008 while the trackless section will continue for two years during the build-up phase of production from the South Reef. During fiscal 2008, production was suspended for 18 days due to equipping relating to the Doornkop South Reef project. These overlapped with the Eskom power shortages to some degree, and both had an impact on the production.
     The Doornkop South Reef Project was announced on January 22, 2003. The project involved the deepening of the Doornkop main shaft to 1,973 meters to the South Reef, which lies between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The estimated final capital cost is R1.634 million (U.S.$224.8 million), with R956 million (U.S.$131.6 million) spent as of June 30, 2008.
     The most significant achievement for fiscal 2008 was the completion of the sinking operations and equipping of winding plant compartments. The rock winder on surface was commissioned during March 2008. The Rock winder compartments in the shaft will be equipped by January 2009. Milestones for fiscal 2008 included the completion of station development and water and rock storage facilities which will facilitate the first years of production build-up to full production. Remaining work includes development of two additional silos, development to reef on 192, 197 and 202 levels and pump station commissioning in October 2008. Full production is expected in July 2012.
     During fiscal 2008, Doornkop accounted for 2% (2% in 2006 and 2007) of our total gold sales.
Safety: The safety record at these operations during fiscal 2008 was as follows: in terms of LTFR of 8.55 per million hours worked achieved at Doornkop compared favourably with the group average of 12.83. The FFR (0.19) compared unfavorably with the group average of 0.18.
     Safety at the operations receives constant and high-level attention and where problems are identified, steps are taken to address the situation.
Plants: The processing facilities presently comprises of one operating plant, the Doornkop metallurgical plant, which is serviced by a surface rail network. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which was used to treat waste rock and other surface accumulations. It is now treating all ore from underground mining at the Doornkop and Cooke operations.
The following table sets forth processing capacity and average tons milled during fiscal 2008 for the Doornkop plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2008
	(tons/month)	(tons/month)
Doornkop	220,000	144,537
     In fiscal 2008, the Doornkop plant recovered approximately 95% of the gold contained in the ore delivered for processing. During fiscal 2006, the Doornkop plant was upgraded and all underground tons were moved from Cooke to Doornkop plant.
Production analysis:

	Fiscal Year Ended June 30,
Doornkop	2008	2007	2006
Production
Tons (‘000)	494	597	515
Recovered grade (ounces/ton)	0.089	0.096	0.085
Gold sold (ounces)	44,413	57,364	43,593
Results of operations (millions) ($)
Product sales	35	37	23
Cash cost	31	25	24
Cash profit	4	12	(1)
Cash costs
Per ounce of gold ($)	703	439	558
Capex (millions) ($)	48	38	26
     Tons milled from Doornkop shaft were 597,000 in fiscal 2007, compared with 515,000 in fiscal 2006. Mining continues in the old, upper areas of the mine on the Kimberley reef, while the South Reef project is developed. Volumes increased, mainly as a result of flexibility created during the year by increasing development of the orebody. Ounces sold were 57,364 in fiscal 2007, compared with 43,593 in fiscal 2006. This increase in ounces sold was primarily due to the increase in recovered grade and additional tons milled. The recovered grade improved to 0.096 in fiscal 2007, compared with 0.085 in fiscal 2006.
     Cash costs per ounce of gold were U.S.$439 in fiscal 2007, compared with U.S.$558 in fiscal 2006. This decrease was attributable primarily to the higher production volumes and the higher recovered grade.
     Tons milled from Doornkop shaft were 494,000 in fiscal 2008, compared with 597,000 in fiscal 2007. Volumes were negatively affected mainly as a result of an 18 day planned production stoppage to facilitate required shaft work and a reduction in volume at the conventional Kimberley mining section due to low grades. The shaft work was related to the South Reef project sinking program. In addition three days were lost to the industry through the Eskom power management process. Ounces sold were 44,143 in fiscal 2008, compared 57,364 in fiscal 2007.

The decrease in ounces sold was primarily due to the lower recovery grade and decrease in tons milled. The recovered grade deteriorated to 0.089 in fiscal 2008, compared with 0.096 in fiscal 2007, due to the depletion of higher grade reserves in the Kimberley reef section of the mine. The conventional mining sections of this reef mined in the channel edge areas and production was stopped during June 2008. Production from trackless areas will continue during the build-up phase of mining from the project South Reef areas
     Cash costs per ounce of gold were U.S.$703 in fiscal 2008, compared with U.S.$439 in fiscal 2007. This increase was attributable primarily to the lower production volumes and industry wide cost increases. It was also adversely influenced by the movement out of Capital areas into production areas which resulted in costs previously incurred as capital expenditure, now being spent as operational costs.
     The hoisting capacity of the Doornkop shaft is 185,000 tons per month. The average tons milled in fiscal 2008 were 41,166 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 1.5 million tons (0.2 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2019. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred approximately R349 million (U.S.$48.0 million) in capital expenditures in fiscal 2008 at Doornkop, primarily for the shaft completion & equipping, supporting infrastructure and development. We have budgeted R271.2 million (U.S.$37.3 million) for capital expenditures at the Doornkop South Reef project in fiscal 2009.
Elandsrand
Introduction: Elandsrand is located near Carletonville in the North West province of South Africa. The assets and associated liabilities were purchased during fiscal 2001 for approximately R1 billion (U.S.$128.4 million) from Anglogold. Production from the operation is treated at the Elandskraal plant.
History: Gold mining began at Elandsrand in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand. The sub-vertical shafts at Elandsrand, which accessed the deeper part of the VCR reef in the lease area, were completed in 1984. The deepening of the sub-vertical shafts to approximately 3,600 meters below surface, has been completed. Activities are currently focused on accessing and opening up areas of the new mine and on the development and construction of support infrastructure.
Geology: Elandsrand contains three identified main reef groupings, the Ventersdorp Contact Reef, or VCR, the Carbon Leader Reef, or CLR and the Mondeor Reef. Only the VCR is economic to mine and has been mined at depths below surface between 1,600 and 2,800 meters with future production to take place up to 3,600 meters below surface at the Elandsrand operations. The VCR and CLR consist of narrow (20 centimeters to 2 meters) tabular orebodies of quartz pebble conglomerates hosting gold, with extreme lateral continuity.
     At the Elandsrand operation, the vertical separation between the VCR and CLR increases east to west from 900 meters to 1,300 meters as a result of the relative angle of the VCR unconformity surface to the regional stratigraphic strike and dip. The CLR strikes west-southwest and dips to the south at 25 degrees. The VCR strikes east-northeast and has a regional dip of 21 degrees to the south-southeast. Local variations in dip are largely due to the terrace-and-slope palaeotopography surface developed during VCR deposition.
     Mining Operations: The Elandsrand mine is subject to the underground mining risks detailed in the Risk Factors section.
     The Elandsrand mine, a mature mine with a declining production profile, has the challenge of a new mine being developed underneath the old mine. The implementation of Conops between August 2004 and February 2005 improved production. However, after an assessment done during fiscal 2008, Conops was stopped during February 2008. The operation is still hampered by the lack of flexibility, an issue that will be addressed by the full commissioning of the new mine. Due to the operating depths of the Elandsrand underground operations, seismicity and high rock stress are significant risks at the mine. We regularly review our mining strategy and management procedures at all of mining operations in our efforts to mitigate these risks. The primary challenges facing the Elandsrand operations are the lowering of working costs, increasing mining flexibility, controlling capital expenditure and the timely completion of the Elandsrand New Mine by fiscal 2010.
     Capital development on three levels of the New Mine has been completed and these levels are producing 54% of the total ounces from the Mine. Ongoing development is taking place in both easterly and westerly directions on these levels. Access development delays on two other levels resulted from slow progress of the access haulages through the Cobra Dyke.

During 2008, further progress was made with the project, notably:
•	22 kv system to 100 level was completed and commissioned.

•	The turbine dam between 92 and 95 level was completed during the year.

•	The development of the refrigeration chambers on 98 and 100 level was completed.

•	The centre hole of the No.3 Backfill shaft was drilled during the year and the preparation for the sinking of the sub-bank was started in June 2008.

•	The end of capital position was reached on 113 level RAW East.

•	The centralized blasting system was installed and commissioned on 102, 105, 109 and 113 levels.

•	All piping associated with the pumping on 115 level was installed during the year including all electrical panels associated with the pumping.

•	The chilled water feed and return shaft columns were installed in No.2 Backfill shaft from 95 to 105 level.
     The project is expected to be completed by fiscal 2010 and is expected to have a life of mine of 20 years. From the inception of the project through the end of fiscal 2008, R776 million (U.S.$106.8 million) has been expended. A further R228 million (U.S.$31.4 million) has been budgeted to complete the project.
     In October 2, 2007, an incident occurred at the Elandsrand operation involving a compressed pipe column which broke off below the shaft surface bank and fell to the bottom of the men — and - material shaft, causing extensive damage to the shaft steel work and electrical cables. The incident resulted in 3,000 workers being stranded underground for more than 30 hours. Mining operations were temporarily suspended for 42 days to allow for repairs to be conducted in the shaft. On November 16, 2007, we announced that a tripartite team, consisting of management, unions and the Department of Minerals and Energy had found the shaft to be in good working condition. Elandsrand mine was brought back into operation on November 19, 2007 after it followed precautionary safety procedures during the start up of underground workings. Management presented its findings of the investigation to the DME relating to the pipe failure, emergency power, water and evacuation services and procedures, as well as the impact of Conops on maintenance. While the emergency services were found to be acceptable, we have revised our emergency procedures and are in the process of completing a new Code of Practice relating to emergency preparedness. Conditions in the working places, following a 42 day period during which no production took place, were found to be better than expected. Production at Elandsrand has resumed, and the shaft was back in full production in December 2007.
     In fiscal 2008, our Elandsrand operations accounted for approximately 8% (8% in fiscal years 2007 and 2006) of our total gold sales.
Safety: During fiscal 2008, the safety record at the Elandsrand mine in terms of lost time frequency rate 18.49 per million hours worked compared unfavourably with the group average of 12.83. Significant work was done to address the seismic risk described above and the fatality frequency rate (0.08) returned to a more consistent ratio with the group average of 0.18 for underground operations. Safety standards from our other operations are being applied at Elandsrand and receive constant and high-level attention.
Plants: Commissioned in 1978, the Elandsrand Plant has milling in closed circuit with primary and secondary hydrocyclones, secondary ball milling in closed circuit with hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Loaded carbon from the Elandsrand Plant is transported by road to the Central Plant at Virginia for elution, electro-winning and smelting to produce gold. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility. Ore from Elandsrand underground operations are delivered to the plant for treatment via conveyor belt after being hoisted from underground. Due to a high percentage of freegold, a gravity concentration circuit is used to extract a large percentage of the gold. The sludge from this concentrator is then transported by air to the Target Plant for extraction and smelting.
     The following table sets forth processing capacity and average tons milled during fiscal 2008 for the plant:

Average Milled for the
	Processing	Fiscal Year
Plant	Capacity	June 30, 2008
	(tons/month)	(tons/month)
Elandsrand Plant	185,000 (1)	81,713

(1)	Processing capacity will reach its optimal capacity upon completion of the Elandsrand New Mine Project.
     In fiscal 2008, the Elandsrand Plant recovered approximately 96.31% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Elandsrand	2008	2007	2006
Production
Tons (‘000)	981	1,117	987
Recovered grade (ounces/ton)	0.162	0.174	0.173
Gold sold (ounces)	158,631	194,710	170,867
Results of operations (millions) ($)
Product sales	133	124	90
Cash cost	103	103	89
Cash profit	30	21	1
Cash costs
Per ounce of gold ($)	652	527	523
Capex (millions) ($)	44	33	31
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
     The increase in labor rates and inflation were the main contributors to the increase in cash cost from U.S.$523 per ounce in fiscal 2006 to U.S.$527 per ounce in fiscal 2007.
     Tons milled from the Elandsrand shaft were 981,000 in fiscal 2008, compared with 1,117,000 in fiscal 2007, and ounces sold were 158,631 in fiscal 2008, compared with 194,710 in fiscal 2007. Volumes were negatively affected, mainly as a result of days lost to the shaft accident, namely 42, and the continued lack of flexibility in face length to deal with erratic face grades and seismicity. The recovered grade declined during fiscal 2008 as a result of higher channel widths on the Western section of the mine, as well as a delay in starting up some of the higher grade areas, due to it taking longer than expected to bring the environmental conditions within standard in deeper mining areas, after the shaft incident in October 2007.
     The increase in labor rates and inflation were the main contributors to the increase in cash cost from U.S.$527 per ounce in fiscal 2007 to U.S.$652 per ounce in fiscal 2008. Costs per ounce have increased in fiscal 2008 by 24%, due primarily to the reduced ounces as a result of the shaft incident causing the mine to stand for 42 days. Increases in the costs of labor and supplies, especially steel and the effect of inflation on supply contracts further contributed to the increase in cash cost. Electricity increases in excess of current inflation also negatively impacted on costs.
     Elandsrand currently operates one production shaft, with a current hoisting capacity of 190,000 tons per month which will be utilized to its full capacity, once the Elandsrand New Mine Project is complete and production build reaches its maximum. The average tons milled in fiscal 2008 was 81,750 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 44.4 million tons (8.6 million ounces) will be sufficient for the Elandsrand shaft to maintain underground production until approximately calendar year 2026. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations
Capital Expenditure: We incurred approximately R318.4 million (U.S.$43.8 million) in capital expenditures at the Elandsrand operations in fiscal 2008 mainly for the sub shaft deepening project and ongoing development.

We have budgeted R433.6 million (U.S.$59.7 million), for capital expenditures at the Elandsrand operations in fiscal 2009, primarily for the sub-shaft deepening project and ongoing development expenditure.
Masimong
Introduction: Masimong is located in the Free State province, near Riebeeckstad. The Masimong complex comprises of Masimong 4 and 5 shaft. Mining is conducted at depths ranging from 1,518 meters to 1,994 meters. Ore is treated at the Central Plant and FS 1 Plant.
History: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. We purchased the Masimong complex (formerly know as Saaiplaas Shafts 4 and 5) on September 1998.
Geology: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The operation, which originally exploited the Basal Reef, is also mining secondary reefs, most notably the Leader Reef (15-20m above Basal), the B Reef (100m above Basal) and the A Reef (40m above the B Reef). Harmony 2 is continuing to mine high grade Basal Reef pillars, as well as Leader Reef, but the majority of its production comes from the A Reef. The A Reef is highly channelized and mining is confined to these distinct channels. Dips are shallow towards the east, becoming steeper approaching the De Bron Fault in the west.
Mining Operations: The operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity related problems are relatively infrequent. We regularly revisit our mining strategy and management procedures in connection with our efforts to mitigate risks of these problems. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. The principal challenges at the operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management.
     In fiscal 2002, we began implementing the Masimong Expansion Project, which includes developing the Basal and B Reef orebodies in the Masimong shaft area and equipping the shaft. The envisaged growth from the project was not realized in 2005 and 2006, and as a result the project was halted in June 2006. Conops was implemented in the third quarter of fiscal 2006 but, after a reassessment, was stopped at Masimong 5 Shaft during the second quarter of fiscal 2008.
     In fiscal 2008, Masimong accounted for approximately 6% (7% in fiscal 2007 and 6% in fiscal 2006) of our total gold sales.
Safety: The safety record at Masimong during fiscal 2008 in terms of LTFR of 9.57 per million hours worked compared favorably with the group average of 12.83. The FFR of 0.12 at Masimong compared favorably with the group average of 0.18 for underground operations.
Plants: Ore from Masimong is treated at the Central and Saaiplaas plants. See Item 4. “South African Mining Operations — Virginia Operations — Plants”.
Production analysis:

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2008	2007	2006
Production
Tons (‘000)	892	1,074	1,020
Recovered grade (ounces/ton)	0.132	0.138	0.133
Gold sold (ounces)	117,575	147,958	136,153
Results of operations (millions) ($)
Product sales	96	95	73
Cash cost	88	82	67
Cash profit	8	13	6
Cash costs
Per ounce of gold ($)	745	559	489
Capex (millions) ($)	16	15	14
     Tons milled from the Masimong shaft complex were 1,074,000 in fiscal 2007, compared with 1,020,000 in fiscal 2006, and ounces sold were 147,958 in fiscal 2007, compared with 136,153 in fiscal 2006. Year on year production was slightly higher with a slightly higher recovery grade.

     Cash costs were U.S.$82 million in fiscal 2007 compared with U.S.$67 million in fiscal 2006 with cash costs per ounce at U.S.$559 in fiscal 2007 compared with U.S.$489 in fiscal 2006. This increase in cash cost is mainly attributable to increase in labor costs as a result of the annual wage increases as well as a 21% increase in number of employees. This increase in people was to fully staff the operation for Conops. This was the first year that Masimong was fully on a Conops cycle. The effect of Conops is increased costs in the short-term as additional people are utilized without being fully operational, but increased profitability in the longer-term as higher volumes have a positive impact on the bottom-line.
     Tons milled from the Masimong shaft complex were 892,000 in fiscal 2008, compared with 1,074,000 in fiscal 2007. Ounces fold were 117,575 in fiscal 2008, compared with 147,958 in fiscal 2007. This is mainly attributable to the reduction in tons milled.
     The drop in recovered grade by 0.006 ounces per ton from fiscal 2008 to fiscal 2007 can be attributed to a 2.63% drop in grade mined and a 0.715% drop in the mine call factor. Both these parameters were negatively influenced by the B Reef, as mining of B Reef in fiscal 2008 was significantly focussed in the South Eastern portion of the 5 shaft lease area. This area is typically a highly channelized deposit with economic channels occuring at oblique to perpendicular angles to the normal depositional axis of the B Reef. These channels are generally small measured on the latitudinal axis and highly unpredictable, thus making mining and valuation extremely difficult.
     Cash costs were U.S.$88 million in fiscal 2008 compared with U.S.$82 million in fiscal 2007 with cash costs per ounce at U.S.$745 in fiscal 2008 compared with U.S.$559 in fiscal 2007. This increase in cash cost is mainly attributable to increase in labor costs as a result of the annual wage increases.
     The total shaft hoisting capacity is 134,000 tons per month. The average tons milled in fiscal 2008 were 74,354 tons per month.
     The Conops production cycle was stopped on Masimong in December 2007. Through restructuring and reengineering, the excess labor was identified and relocated to other shafts. This process was completed in March 2008. Additional Conops costs were incurred during the phasing out period (lower production with the full complement of Conops labor).
     The year on year decrease in tonnage from fiscal 2007 to fiscal 2008 is a result of the abovementioned stoppage of Conops The mine plan was revised during January 2008 to adjust to the non-Conops production cycle.
     During the initial stages of restructuring significant production upsets were encountered due to the redeployment of mine employees and termination of contractors and labor hire employees.
     This upset was especially evident in the March 2008 quarter, when production dropped to 160,832 tons which equates to a 20.7% drop from the previous (December 2007) quarter. the June 2008 quarter was the first full normalized production quarter after the stoppage of Conops production cycle.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 5.1 million tons (0.8 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2018. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred approximately R114.0 million (U.S.$15.7 million) in capital expenditures at Masimong in fiscal 2008. We have budgeted a total of R109.4 million ($15.0 million) for capital expenditures at Masimong in fiscal 2009. Of this, R17.0 million (U.S.$2.3 million) is for upgrading of the rail bound equipment, with the remainder budgeted for ongoing development.
Virginia operations
Introduction: The Virginia operations are located in the Free State province, near Virginia. The Virginia operations consist of the original Harmony mines, the Unisel mine, Brand shafts 2, 3 and 5. Mining is conducted at these operations at depths ranging from 682 meters to 2,042 meters. Ore is treated at the Central Plant and FS 1 Plant.
History: Our operations in the Free State began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, we began purchasing neighboring mine shafts. The Unisel mine was purchased in September 1996, the Saaiplaas mine Shafts 2 and 3 were purchased in April 1997, the Brand mine Shafts 2, 3 and 5 were purchased in May 1998.

Geology: These operations are located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The operations, which originally exploited the Basal Reef, are also mining secondary reefs, most notably the Leader Reef (15-20m above Basal), the B Reef (100m above Basal) and the A Reef (40m above the B Reef). Harmony 2 is continuing to mine high grade Basal Reef pillars, as well as Leader Reef, but the majority of its production comes from the A Reef. The A Reef is highly channelized and mining is confined to these distinct channels.
     Merriespruit 1 is exploiting the Basal and Leader reefs, as well as locally developed high grade Middle Reef pockets. The mining operations of the Middle Reef was discontinued during 2008 at Merriespruit 1 shaft. Dips at Merriespruit 1 shaft tend to be at 8° to the north west with numerous east west trending Faults/Dykes which cut through the shaft pillar , the “Dolfin Sill” which disrupt the reef horizoning the north east and the De Bron Fault in the west. Merriespruit 3 shaft is mining Leader and Basal reef, with the majority being concentrated on the Leader reef due to the fact that a large area of the shaft is beyond the zone of convergence with the Basal reef. Dips tend to be between 10° and 20° to the Northwest. The structure is fairly complicated with the De Bron fault in the west, the Virginia fault in the east and the Merriespruit thrust fault in the south, resulting in significant strike and dip changes and large overlapping reef blocks.
     At Unisel, the Basal, Middle and Leader Reefs are mined, with reefs dipping 30° to the east. The structure is complex due to a number of north-south trending faults as well as sills close to the Basal Reef. Brand 1/3 is mining Basal pillars together with the A Reef. The structure is dominated by north-south trending faults, often with lateral shift. Brand 2 and 5, currently on care and maintenance, have mined mostly Basal and Leader Reefs.
Mining Operations: The operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity related problems are relatively infrequent with the exception of Unisel and Harmony shafts and Merriespruit 1 shaft pillar, where these problems receive constant attention. We regularly revisit our mining strategy and management procedures in connection with our efforts to mitigate risks of these problems. There is a risk of subterranean water locally at Merriespruit 1, referred to as water pillar area, and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. The principal challenges at the operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management.
     Development was restarted at the Virginia operations in 2006, a positive life of mine has been re-established on all the shafts and the shafts have returned to profitability.
     Merriespruit 1 installed a “floating” shaft tower in the shaft barrel in 2005, to allow mining of the shaft pillar. Mining of the inner shaft pillar commenced in October 2006 and is being successfully mined. Approximately 70% of the pillar is mined out.
     Merriespruit 3 shaft improved its haulage and tramming conditions during fiscal 2007 and 2008, allowing the shaft to improve its safety and tonnage profile. Equipping of basal reef on 12 level took place during 2008 and limited mining of the basal reef will resume for the first time since 2002.
     Harmony 2 shaft re-started the H2 shaft pillar Leader reef exploration program in 2005, following the improvement in the gold price. This ground has been successfully mined and the extension of the pay shoot towards H3 shaft is currently being explored. The evaluation and quantification of the “A reef vent” project block were completed in 2007 (drilling etc.) and development started in 2008. Basal reef pillars belonging to Merriespruit 1 are being accessed through the shaft. The 1st pillar is currently being mined and equipping towards further pillars is ongoing.
     Brand 1 shaft is being utilized to mine the Brand 1 and 3 ore bodies. Major effort has been done to improve the infrastructure of the shaft, which has allowed the shaft to improve its tonnage handling to the current levels of some 44 000t per month. A loop is currently being developed in the 40 level haulage to allow access to the A reef in the Brand 3 area. This will allow improved servicing of the area and a 2,5 Km reduction in tramming distances.
     At Brand mine the grade remained constant year on year at 0.103g/t, while the tonnage increased from 445,000 tons to 459,000 tons. This resulted in an increased gold production, up from 45611 oz’s in 2007 to 47101 oz,s in 2008. The tonnage increased as a result of improved efficiencies in 2008 in spite of Eskom power supply problems in the second half of the production year.

Unisel experienced a decrease in tonnage from 614,000 tons in 2007 to 547,000 tons in 2008. This was primarily a consequence of the Eskom power cuts in February and lower subsequent production as a result of power restrictions. At the same time the mine experienced a decline in grade from 0.130 in 2007 to 0.124 in 2008 due to the depletion of higher grade Middle Reef panels. The combined factors of tonnage and grade led to the decrease in ounces from 79,992 in 2007 to 67,613 in 2008
     The Brand 2 and Brand 5 Shafts are currently on care and maintenance whilst Brand 5 serves as a major pumping shaft for the President Steyn, Brand, Bambanani and Unisel mining areas. Harmony 3 shaft is currently used only as a service shaft for pumping although some of its reserves are mined through the adjacent Harmony 2 shaft.
     In fiscal 2008, Virginia operations accounted for approximately 13% (12% in fiscal 2006 and 2007) of Harmony’s total gold sales.
Safety: The safety record during fiscal 2008 in terms of LTFR of 19.79 per million hours worked compared unfavorably to the group average of 12.83. The FFR of 0.20 compared unfavorably to the group average of 0.18 for underground operations.
Plants: There are two metallurgical plants at the Free State operations, namely Central and Saaiplaas plants. A third plant, Virginia plant, was closed in fiscal 2005 and clean-up operations implemented and, during fiscal 2008, a project was initiated on the demolition of the plant which will continue through into fiscal 2010. The Central plant was commissioned in 1986 and employs CIP/CIL hybrid technology. It is currently dedicated to the treatment of both underground ore and waste rock. The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. It currently processes reclaimed slime at 6 million tons per annum.
     The following table sets forth processing capacity and average tons milled during fiscal 2008 for each of the plants:

		Average Milled
		for the Fiscal Year
	Processing	Ended
Plant	Capacity	June 30, 2008
	(tons/month)	(tons/month)
Central	168,000	141,500
Saaiplaas	500,000	583,650
     In fiscal 2008, our Central plant recovered approximately 95% of the gold contained in the ore delivered for processing and approximately 48.7% at the Saaiplaas plant.

	Fiscal Year Ended June 30,
Virginia operations	2008	2007	2006
Production
Tons (‘000)	2,349	2,507	2,368
Recovered grade (ounces/ton)	0.107	0.106	0.117
Gold sold (ounces)	250,324	266,948	276,285
Results of operations (millions) ($)
Product sales	204	172	146
Cash cost	180	147	135
Cash profit	24	25	11
Cash costs
Per ounce of gold ($)	719	546	487
Capex (millions) ($)	20	19	14
     Tons milled from the Virginia operations increased to 2,507,000 in fiscal 2007, compared with 2,368,000 in fiscal 2006. This is partially attributable to the increase in volumes at Merriespruit 1, mainly as a result of being able to commence mining in the shaft pillar area, after completion of the shaft tower installation project.

Equipping and development was enhanced enabling entry to panels at an increased rate. Also contributing to this increase in tons milled was the improved blasting frequency at Unisel. This increase was offset by a decrease in tons milled of 81,000 at Harmony 2, primarily due to an underground fire experienced in the Basal pillar.
     Ounces sold were 266,948 in fiscal 2007, compared with 276,285 in fiscal 2006. The decrease in ounces sold was negatively influenced by the lower grade. Contributing to the decrease in average grade was the fire in the high grade basal pillar area at Harmony 2, where the grade decreased from 0.116 in fiscal 2006 to 0.089 in fiscal 2007. The erratic grade of the Middle reef at Merriespruit 1 also attributed to the decrease in grade. The negative impact of the grade on the ounces sold was partially offset by the increase in ounces sold from the other operations, mainly due to an increase in volumes.
     Cash costs were U.S.$147 million in fiscal 2007, compared with U.S.$135 million in fiscal 2006. This increase was primarily attributed to higher production levels and an increase in labor cost. Included is approximately R3.1million (U.S.$0.4 million) for costs to fight the fire at Harmony 2 and replace critical items lost in the fire. Merriespruit 1 experienced an increase in costs as a result of the additional support required in the shaft pillar area. At Unisel, additional costs were incurred for upgrade of the refrigeration plant and infrastructure. Cash costs per ounce were U.S.$546 in fiscal 2007, compared with U.S.$487 in fiscal 2006. This increase was attributable primarily to a lower recovery grade resulting in lower ounces as well as an increase in cash costs.
     Tons milled from the Virginia operations decreased from 2,507,000 in fiscal 2007 to 2,349,000 in fiscal 2008. A fire at Merriespruit 1 affected production in the first quarter of fiscal 2008 and also adversely affected the flexibility at this operation. Labor shortages and power outages also affected production negatively in the latter part of the year. Industrial action by labor unions led to loss of production shifts. Stoping restrictions as recommended by rock engineers affected production in the pillar areas.
     Lack of availability of replacement ground at Merriespruit 3 also impacted negatively on the volumes for fiscal 2008. Stoping width restrictions to 2.5m by Rock engineering recommendations, adversely affected both tons and gold content (less channel exposure resulting in lower gold content, and lower stope width in lower tons.) The marginality of the ore body and the subsequent stop-start history of the development on the shaft during periods of lower gold price have created an availability and flexibility problem on the shaft. Labor availability was problematic, with less than planned crews available for a significant period of the year. (17 out of 18 crews) The location and opening of the downdip extension of a wide leader pay shoot and a change of mining direction to parallel the pay trend to reduce the crew moves proved successful.
     Harmony 2 shaft was affected by power shortages during the third quarter resulting in a number of lost production shifts. Coupled with this was an incident at the substation at Harmony 2 Shaft which led to a loss of 2 shifts in March 2008. Seismicity in high grade basal pillars leading to a drop in the face grade and production stoppages during fiscal 2008. A low strike rate from development led to a slow opening up of payable reserves resulting in a lack of flexibility. Labor shortages were also experienced especially after the Voluntary Retrenchment Scheme during which no outside labor could be hired as replacement prior to the relocation of labor from other Harmony shafts.
     Ounces sold were 250,524 in fiscal 2008, compared with 266,948 in fiscal 2007. The decrease in ounces was primarily due to a decrease in tons milled. The grade for fiscal 2008 of 0.107 was similar to the recovered grade of 0.106 for fiscal 2007.
     Cash costs were U.S.$180 million in fiscal 2008, compared with U.S.$147 million in fiscal 2007. This can be partly attributed to an increase in labor cost as well as costs at Merriespruit 1 for additional support required in the shaft pillar area and the cost related to the fire in the first quarter. Cash costs per ounce were U.S.$719 in fiscal 2008, compared with U.S.$546 in fiscal 2007. This increase was attributable primarily to increased labor rates and inflationary escalations as well as the decrease in ounces produced.
     The upgrading of the old infrastructure at Brand 3 and Unisel during fiscal 2008 led to the increase in their cash cost. Labor in fiscal 2008 on Brand 3 increased due to the inclusion of equipping crews to assist with the opening up of old areas, which were previously stopped. This led to the increase in the tons and an increase in plant costs. The inclusion of the Bobebe employees, previously carried by Central Services contributed to the increase in our cash costs. The upgrading of rails and the loco conversions on Unisel and Brand 3, to comply to new railbound specifications, also contributed to the higher cash costs in fiscal 2008.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 8.5 million tons (1.1 million ounces) will be sufficient for the Virginia operations to maintain production until approximately 2015. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.
Capital Expenditure: We incurred approximately R152 million (U.S.$20 million) in capital expenditures at the Virginia operations in fiscal 2008, principally for ongoing capital development. We have budgeted R138 million (U.S.$18 million) for ongoing capital development in fiscal 2009, as well as R7 million (U.S.$0.9 million) for upgrading rail bound equipment. An additional R10 million (U.S.$1 million) has been earmarked for various drilling exploration projects.
Target
Introduction: We acquire the Target mine when Avgold became a wholly owned subsisdiary in fiscal 2004. Target is situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located at approximately latitude 28 (LOGO) 00’S and longitude 26 (LOGO) 30’E on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.
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
Mining operations: Target is subject to the risks associated with underground mining detailed in the Risk Factors section.
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
     In fiscal 2008, Target experienced a number of issues, including falls of ground, flooding, the low availability of mechanized equipment and belt systems and poor fragmentation in the massive stopes. These all contributed to significantly reduce volumes and flexibility. The mine also continued to contend with issues such as grade and grade estimation, an area which received a great deal of attention in the last quarter, and which showed signs of improvement.
     Some of the new trackless fleet arrived in the second half of fiscal 2008 and the water handling problems (that caused flooding of the ends) had largely been addressed by June 2008.
     In fiscal 2008, Target’s operations accounted for 4% of our total gold sales (6% in fiscal years 2007 and 2006).
Safety: The safety record at Target during fiscal 2008 in terms of lost time frequency rate of 10.76 per million hours worked compared favorably with the group average of 12.83 while the fatality frequency rate of 0.0 compared favorably with the group average of 0.18 for underground operations.
     Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation.
Plants: Target Plant was commissioned towards the end of 2001, and currently treats both underground ore and surface waste rock dump. The process route comprise primary crushing, open circuit primary SAG milling, secondary ball milling closed with hydrocyclones, thickening, cyanide leaching, CIP adsorption, elution, electrowinning, smelting and tailings disposal. The milling circuit incorporates gravity concentration, the concentrates from which are processed via intensive cyanidation and electrowinning.
     The installation of a ROM mill to enable the mills to run autogenously is complete and the ROM mill was commissioned in November 2007. The total project capital expenditure was R22 million (U.S.$3 million). The objective is to save R 1.2 million on grinding media monthly. All capital on this project has been spent and the project was closed during May 2008.
     The following table sets forth processing capacity and average tons milled during fiscal 2008:

Average Milled For the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2008
	(tons/month)	(tons/month)
Target Plant	105,000	97,973
     In fiscal 2008, the Target Plant recovered approximately 96% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Target	2008	2007	2006
Production
Tons (‘000)	686	904	813
Recovered grade (ounces/ton)	0.124	0.158	0.185
Gold sold (ounces)	85,006	142,433	150,196
Results of operations (millions) ($)
Product sales	69	91	81
Cash cost	51	53	52
Cash profit	18	38	29
Cash costs
Per ounce of gold ($)	605	370	346
Capex (millions)($)	35	16	10
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

     Cash costs for Target were U.S.$53 million in fiscal 2007, compared with U.S.$52 million in fiscal 2006. This increase was primarily attributed to higher production levels, and an increase in labor cost. Cash costs per ounce were U.S.$370 in fiscal 2007, compared with U.S.$346 in fiscal 2006. This increase was attributable primarily to a lower recovery grade as well as an increase in cash costs.
     Tons milled from the Target shaft decreased from 904,000 in fiscal 2007 to 686,000 in fiscal 2008. The main issues contributing to the drop in production include trackless fleet availability, flooding of mining block, fragmentation problems in massive stopes and lack of face length especially for massive stopes. Problems encountered in the massive stopes were the main contributor to grade and volume decreases.
     Ounces sold were 85,006 in fiscal 2008, compared with 142,433 in fiscal 2007. The decrease in ounces sold was negatively influenced by the lower grade. The recovery grade decreased from 0.158 in fiscal 2007 to 0.124 in fiscal 2008.
     Cash costs for Target were U.S.$51 million in fiscal 2008, compared with U.S.$53 million in fiscal 2007. This decrease was primarily attributed to lower production levels. Cash costs per ounce were U.S.$605 in fiscal 2008, compared with U.S.$370 in fiscal 2007. This increase was attributable primarily to a lower recovery grade.
     The fleet replacement project is progressing well and it is expected to have a newer fleet with better availability by December 2008. The flooding problems are largely due to inferior dam capacity and pumping infrastructure at the main dam. A new dam is being constructed and is expected to be completed by March 2009. In the interim period, the current dam and pumping arrangements have been upgraded and the risk of flooding will be reduced significantly by September 2008. Fragmentation in the massive stopes was as a result of excessive hydraulic radius used in the planning phase. This has been addressed and all new massive stopes that have come into operation from July 2008 are at smaller dimensions to address the fragmentation issue.
     The focus for fiscal 2009 will be the development of the new decline to access the Block 3 area which contains 40% of the mines gold reserves. Production is expected to be a steady state of 65 000 tonnes per month for the next two years after which we expect to ramp up to the 80 000 tonnes per month at a grade of 5.5g/t to 6g/t.
     The Target shaft’s hoisting capacity is 110,000 tons per month. The average tons milled in fiscal 2008 was 57,259 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 21.9 million tons (4.25 million ounces) will be sufficient for the Target shaft to maintain production until approximately 2028. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.
Capital Expenditure: We incurred approximately R257 million (U.S.$35 million) in capital expenditures at the Target shaft in fiscal 2008, principally for underground development and the replacement of the underground fleet. We have budgeted R370 million (U.S.$51 million) for capital expenditures at Target in fiscal 2009, primarily for underground development, as well as the replacement of the underground vehicles.
Evander Operations
Introduction: The Evander operations are located in the province of Mpumalanga in South Africa and are comprised of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines and 36,898 hectares of mineral rights adjacent to these mines. Mining at our Evander operations is conducted at depths ranging from 300 meters to 2,100 meters.
History: Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of depletion of ore reserves, all four mining areas were merged to form Evander. In August 1998, we acquired Evander as a wholly-owned subsidiary.
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
Mining Operations: The Evander operations are primarily engaged in underground mining. The Evander operations also process a limited amount of waste rock as and when necessary to allow the plants to operate efficiently. These operations are subject to the underground mining risks detailed in the Risk Factors section.

Due to the shallow to moderate depths of the Evander underground operations, seismicity and pressure high rock stress-related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. In fiscal 2004, an agreement was reached with the unions for the implementation of Conops at Evander. Downsizing and restructuring of the 7 Shaft area resulted in labor surpluses and it was also decided to stop Conops in fiscal 2008 at Evander 5 shaft. Parts of Evander 8 shaft continue to work on Conops.
     During fiscal 2005, the Evander 2 and 5 Shafts were combined and downscaled, while the Evander 9 Shaft was closed successfully and placed on care and maintenance. The Evander 9 Shaft employees were transferred to other Evander operations. The Evander 7 Shaft (Decline No. 3, phase 3) project was terminated in fiscal 2008.
     Potential exists at several areas in Evander:
Evander South
•	Project currently at an exploration stage following the prefeasibility study;

•	Surface exploration drilling to be carried out in order to improve quality of and confidence in the current estimate; and

•	Drilling to commence in October 2008.
Shaft 7 portion of the 2010 Payshoot.
•	Project at an initial exploration stage following the geological study;

•	Underground development and drilling, underground and from surface, is planned in order to investigate the 7 Shaft flank of the postulated payshoot; and

•	Feasibility study to follow, pending confirmation of the ore resource in this area.
Twistdraai and Shaft 6
•	Joint Venture with the African Precious Minerals (“APM”) is being formed to explore these two target areas;

•	APM is going to earn in the 52% equity stake upon completion of the full bankable feasibility study for each area; and

•	The geological studies are under way and drilling will commence in fiscal 2009.
Rolspruit
•	It is a future mining area of the current Shaft 8;

•	Pre-feasibility study is being updated with more recent cost and gold price factors; and

•	Synergies with the current Shaft 8 deepening could be considered.
Poplar
•	Surface exploration drilling is required to bring this project into the full bankable feasibility study;

•	Pre feasibility study is due to be updated (after the Rolspruit study) with costs and gold price factors; and

•	The surface exploration drilling at Evander South is likely to produce information that will enhance the Poplar geological interpretation.
     In fiscal 2008, the Evander operations accounted for approximately 12% (10% in fiscal 2007 and 12% in fiscal 2006) of our total gold sales.
Safety: The safety record at the Evander operations in terms of LTFR of 16.64 per million hours worked during fiscal 2008 is unfavorable when compared to the group average of 12.83. The FFR of 0.07 during fiscal 2008 is favorable when compared to the group average of 0.18 for underground operations.

Plants: Evander has one active processing plant, the Kinross-Winkelhaak plant, which is operated as two geographically distinct sections. Ore from Evander 7 and 8 is hoisted directly to and treated at the Kinross plant, which is a CIL plant. All of the ore from Shafts 2 and 5 is milled and thickened at the Winkelhaak plant, and the slurry is pumped to the Kinross plant for further processing.
     The following table sets forth processing capacity and average tons milled during fiscal 2008 for the operating plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2008
	(tons/month)	(tons/month)
Kinross-Winkelhaak	200,000	120,564
     In fiscal 2008, the plant at Evander operations recovered approximately 96.4% f the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Evander operations	2008	2007	2006
Production
Tons (‘000)	1,447	1,667	1,700
Recovered grade (ounces/ton)	0.166	0.141	0.161
Gold sold (ounces)	240,037	235,443	274,439
Results of operations (millions) ($)
Product sales	193	151	142
Cash cost	127	113	111
Cash profit	66	38	31
Cash costs
Per ounce of gold ($)	525	481	404
Capex (millions) ($)	33	28	26
     Tons milled at the Evander operations were 1,667,000 in fiscal 2007, compared with 1,700,000 in fiscal 2006, and ounces sold were 235,443 in fiscal 2007, compared with 274,439 in fiscal 2006. The decrease in tons milled was due to the depletion of the open raise lines on 24 level at Evander 5. The decrease in tons milled partially offset by an increase in tons from the mining of pillar areas at Evander 7 and 8. The decrease in ounces was due to the significantly lower production in reef tons as the shafts started to hoist waste with reef that dilutes the quality of the ore. At Evander 7, the grade decreased, primarily due to the depletion of a very high grade pay shoot in the No 3 decline areas and the increase in mining in the lower grade pillar area of the shaft. The recovered grade at Evander 8 decreased as well as a result of payshoot variability due to sequential mining. The decrease in recovered grade was partially offset by an improvement of the MCF from 62% in 2006 to 70.5% in 2007 at Evander 5.
     The increase in cash costs from U.S.$404 per ounce in fiscal 2006 to U.S.$481 per ounce in fiscal 2007 was attributable primarily to the decrease in ounces produced as a result of the decrease in recovery grade.
     Tons milled at the Evander operations were 1,447,000 in fiscal 2008, compared with 1,667,000 in fiscal 2007, and ounces sold were 240,037 in fiscal 2008, compared with 235,443 in fiscal 2007. The decrease in tons milled is partially attributable to the reduction of the development at Evander 7 in November 2007 and the closure of the pillars in the old mine in February 2008. At Evander 8, tons milled decreased by 113,000 tons due to poorer environmental conditions in the decline area which affected mining from this area. The shaft is currently busy with a raise-borehole from 17 Level to 24 Level which will alleviate the medium term ventilation constraints. Recovered grade was 0.166 in fiscal 2008, compared with 0.141 in fiscal 2007. The higher recovered grade is partially due to an improvement of the MCF at Evander 5 from 70,5% in 2007 to 71,7% in 2008, as well as mining in higher grade areas at the shaft. At Evander 7 and 8, the closure of the more marginal pillar sections and focusing on the higher grade decline sections also contributed to the higher recovered grade.

     The increase in cash costs from U.S.$481 per ounce in fiscal 2007 to U.S.$525 per ounce in fiscal 2008 was attributable primarily due to the increase in cash costs from U.S.$113 million in fiscal 2007 to U.S.$127 million in fiscal 2008 as result of labor increases and inflation on consumables and electricity increases in excess of current inflation. Excess employees from Evander 7 in lieu of the restructuring as impacted negatively on the cash costs.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 11.2 million tons (1.9 million ounces) will be sufficient for the Evander operations to maintain production until approximately fiscal 2027. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred approximately R242 million ($33 million) in capital expenditures at the Evander operations in fiscal 2008. The expenditure was primarily for ongoing development as well as deepening of the decline shaft systems at Evander 7 and 8. We have budgeted R174 million ($22 million) for capital expenditures in fiscal 2009 primarily for ongoing development and the upgrading of major equipment. Included is also an amount for phases 6 and 7 of the No 2 decline at Evander 8 and two ventilation bore holes. The No 3 decline project at Evander 7 was stopped in November 2007.
Other — Underground
Introduction: Other — Underground consists of several shafts, including Joel and St Helena. As the most significant portion of the results from this segment is attributable to Joel, we have only disclosed the relevant information for Joel.
History: Joel was purchased from a subsidiary of AngloGold at the same time as the rest of the Freegold assets in January 2002.
Geology: The mine is located in the Free State Goldfield, which is on the southwestern edge of the Witwatersrand basin. Joel is located 30 kilometers south of Welkom and is mining the shallow flat-dipping Beatrix/VS5 Reef.
Mining operations: These operations are subject to the underground mining risks detailed in the Risk Factors section.
     Mining takes place at an average depth of approximately 1,200 meters at Joel.
     During fiscal 2008, Joel accounted for 3% of our total gold sales (3% in fiscal 2007 and 2% in fiscal 2006
Safety: During fiscal 2008, the LTFR at Joel of 4.91 per million hours worked compared favorably with the group average of 12.83. The FFR at Joel of 0.00 compared favorably with the group average of 0.18.
Plants: The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and place the plant under care and maintenance. A feasibility study is underway to investigate the possibility of reopening the Joel plant around January 2009.
Production analysis:

	Fiscal Year Ended June 30,
Joel	2008	2007	2006
Production
Tons (‘000)	449	504	436
Recovered grade (ounces/ton)	0.136	0.158	0.134
Gold sold (ounces)	61,215	79,923	58,595
Results of operations (millions) ($)
Product sales	52	51	31
Cash cost	39	33	29
Cash profit	13	18	2
Cash costs
Per ounce of gold ($)	639	418	498
Capex (millions) ($)	5	4	4

     Tons milled from Joel shaft increased to 504,000 in fiscal 2007, compared with 436,000 in fiscal 2006, attributable primarily to the commissioning of the mineshaft loading arrangement on 137 level. Tons milled were negatively influenced in fiscal 2007 due to ceasing hoisting operations at North Shaft on March 15, 2007 for the sinking stage removal, guide rope installation and the installation of a proper spillage arrangement at shaft bottom. Ounces sold were 79,923 in fiscal 2007, compared with 58,595 in fiscal 2006. The improved recovered grade and the increased tons positively influenced ounces sold. Recovered grade improved to 0.158 in fiscal 2007 compared with 0.134 in fiscal 2006.
     Cash costs for Joel increased to U.S.$33 million in fiscal 2007, compared with U.S.$29 million in fiscal 2006. This increase was primarily attributed to higher production volumes and increased labor costs to support the build-up in production. Cash costs per ounce were U.S.$418 in fiscal 2007, compared with U.S.$498 in fiscal 2006. This decrease was primarily attributable to the higher production levels and an increased grade.
     The decrease in tons milled from 504 000 in fiscal 2007 to 449 000 in fiscal 2008 is due to the fact that the rehabilitation work on North Shaft was only completed at the end of October 2007. Consequent teething problems at North Shaft also impacted here, for instance shaft bottom cleaning, installation of ventilation pipes on platform, Winder motor burnout which resulted in a delay as another motor had to be sourced from Anglogold Ashanti.
     Grade was affected by long distance up dip scraping which was caused by change in hoisting from North to South Shaft due to South Shaft rehabilitation. Higher than expected stoping widths was encountered which affected the face grams per ton. Joel has a centralised high grade area with the outskirts being of lower grade. Due to no flexibility and availability Joel was forced to move to the outskirts therefore causing a lower recovery grade.
     Ounces sold were 61,215 in fiscal 2008, compared to 79,923 in fiscal 2007. This was mainly due to a combination of lower tons milled as well as a lower recovery grade.
     The increase in cash costs from U.S.$33 million in fiscal 2007 to U.S.$39 million in fiscal 2008 is due to wage and salary increases granted to labor as well as an increase in the skilled labor complement to address skills shortage on Joel. As Joel does not have its own plant, ore is transported to a plant in Virginia which is 33 kilometers away. This is done by means of trucks. Due to the increase in diesel, a fuel levy is charged to compensate the cartage contractor for the fuel increases. This also resulted in increased costs.
     Cash costs for Joel increased to U.S.$39 million in fiscal 2008, compared with U.S.$33 million in fiscal 2007. This increase was primarily attributed to increased labor costs. Cash costs per ounce were U.S.$639 in fiscal 2008, compared with U.S.$418 in fiscal 2007. The increase was primarily attributable to the decrease in tonnage due to the re-equipping where after the shaft was not fully operational for the first two quarters of fiscal 2008.
     The rock hoisting capacity at Joel is 180,000 tons per month. The average tons milled in fiscal 2008 was 37,420 tons per month.
     On a simplistic basis, assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 4.1 million tons (0.6 million ounces) will be sufficient for Joel to maintain underground production until approximately 2017. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred approximately R39 million (U.S.$5.4 million) in capital expenditures at Joel in fiscal 2008, on development on 129 level, general replacement, maintenance and ongoing development and have budgeted R24.0 million (U.S.$3.3 million) for 129 Level Development capital expenditures in fiscal 2009, and R15.4 million (U.S.$2.1 million) for ongoing development.
Other — Surface
Introduction: Other — Surface consists of Kalgold, Phoenix and the surface operations owned by the Freegold and Avgold companies. As the results of operations for Other — Surface consists primarily of the results from Kalgold and Phoenix, these two operations have been discussed separately.
Kalgold
Introduction: We conduct a surface mining operation at the Kalgold gold mine, 60 kilometers south of Mafikeng in the North West Province of South Africa. Through Kalgold, we also control extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa.

History: We acquired Kalgold on July 1, 1999 and fully incorporated Kalgold into our operations in October 1999. Prior to our acquisition, the Kalgold mine had operated for more than three years.
Geology: The Kalgold operations are situated on the Kraaipan granite-greenstone belt, which is a typical gold-bearing greenstone formation. It has undergone intense structural deformation that has led to its dislocation into separate units.
     Within the mining lease area, mineralization occurs in shallow dipping quartz veins, which occur in clusters or swarms, within the steeply dipping magnetite-chert banded iron formation. Disseminated sulphide mineralization, dominated mostly by pyrite, occurs around and between the shallow dipping quartz vein swarms.
     The first zone to be exploited by open cast mining has been an area known as the D-Zone. The D-Zone orebody has a strike length of 1,300 meters. Mineralization has also been found in the Mielie Field Zone (adjacent to the D-Zone), the A-Zone and A-Zone West (along the strike to the north of the D-Zone), and the Watertank and Watermill areas to the north of the A-Zone.
Mining Operations: The Kalgold operations are engaged in open-pit mining. This operation is subject to the open cast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management. Water shortages, due to drought in the area, were experienced for most of fiscal 2007 and the first quarter of fiscal 2008, which had a significant impact on production. These water shortages were followed by abnormally high rainfall and electricity disruptions, resulting in a number of days of production lost during the 2008 fiscal year, which was further compounded by a number of plant breakdowns. Kalgold is on the domestic electricity grid and was subject to extensive load shedding.
     In fiscal 2008, the Kalgold operations accounted for approximately 5% (2% in fiscal 2007 and 3% in fiscal 2006) of our total gold sales.
Safety: The Kalgold operations had a lost time injury frequency rate of 4.97 per million hours worked in fiscal 2008, and recorded no fatal accidents in fiscal 2008.
Plants: Ore is trucked from the pit and is directly tipped into the feed bin to the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to between 70-80% less than 75 micron for the leaching process.
The following table sets forth processing capacity and average tons milled during fiscal 2008 for the plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2008
	(tons/month)	(tons/month)
CIL	135,000	127,552
Heap Leach(1)	—	—

(1)	Active use of heap leaching was discontinued in July 2001.
     In fiscal 2008, the plant at our Kalgold operations recovered approximately 86.89% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Kalgold	2008	2007	2006
Production
Tons (‘000)	1,687	1,740	2,008
Recovered grade (ounces/ton)	0.055	0.032	0.038
Gold sold (ounces)	93,172	56,129	77,071

	Fiscal Year Ended June 30,
Kalgold	2008	2007	2006
Results of operations (millions) ($)
Product sales ($)	77	36	39
Cash cost ($)	38	27	32
Cash profit ($)	39	9	8
Cash costs
Per ounce of gold ($)	411	485	412
Capex ($)	1	—	—
     Ounces sold decreased to 56,129 in fiscal 2007, compared with 77,071 in fiscal 2006, due to a combination of lower tons milled as well as a lower recovered grade. Tons milled decreased from 2,008,000 in fiscal 2006 to 1,740,000 in fiscal 2007. This decrease was due to lower plant throughput as a result of water shortages encountered from March 2007. The recovered grade decreased to 0.032 in fiscal 2007, compared with 0.038 in fiscal 2006. Mining was stopped on the A Zone pit during the December 2006 quarter for geotechnical reasons.
     Cash costs at Kalgold were U.S.$485 per ounce in fiscal 2007, compared with U.S.$412 per ounce in fiscal 2006. This increase was due to the lower volumes produced.
     Tons milled decreased from 1,740,000 in fiscal 2007 to 1,687,000 in fiscal 2008. Ounces sold increased to 93,172 in fiscal 2008, compared with 56,129 in fiscal 2007, primarily due to the higher grade mined from the D Zone pit. The recovered grade increased to 0.055 in fiscal 2008, compared with 0.032 in fiscal 2007.
     Cash costs increase from U.S.$27 million in fiscal 2007 to U.S.$38 million in 2008 as result of the write off of the deferred stripping account as mining in the D-zone pit reached completion. In spite of this, cash costs at Kalgold were U.S.$411 per ounce in fiscal 2008, compared with U.S.$485 per ounce in fiscal 2007. The decrease was mainly due to the increase in ounces produced as a result of higher recovered grade.
     The processing capacity of the Kalgold operation is 165,000 tons per month. The average tons milled in fiscal 2008 were 140,580 tons per month.
     Active use of heap leaching was discontinued in July 2001; however, Harmony expects to put the material on the heap leach pad through the processing mills at the end of the life of mine to recover the residual gold.
     On a simplistic basis, assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proven and probable ore reserves of 14.3 million tons (0.40 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2016. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred approximately R9.8 million (U.S.$1.3 million) in capital expenditures at the Kalgold operations in the fiscal 2008. We have budgeted R8.8 million (U.S.$1.2 million) for capital expenditures in fiscal 2009, primarily for exploration drilling and mining of the new orebodies.
Phoenix
Introduction: Phoenix is a tailings retreatment operation, located at Virginia and adjacent to our current and historical mining operations in the Free State province.
History: The project commenced during fiscal 2007 and is aimed at treating the surface sources from our operations in the Free State province.
Mining operations: Slimes tonnage reclamation steadily increased during fiscal 2008, to an average of 550,000 tons per month by year end, which is full capacity. The focus during the year was on improving efficiencies, recoveries and ultimately profitability.
During fiscal 2008, Phoenix accounted for 2% of our total gold sales (less than 1% in fiscal 2006 and 2007).

Production analysis:

	Fiscal Year Ended June 30,
Free State (Phoenix)	2008	2007	2006
Production
Tons (‘000)	7,033	2,368	897
Recovered grade (ounces/ton)	0.005	0.009	0.018
Gold sold (ounces)	32,215	21,346	15,902
Results of operations (millions) ($)
Product sales	26	14	9
Cash cost	12	6	6
Cash profit	14	8	3
Cash costs
Per ounce of gold ($)	381	293	404
Capex (millions) ($)	5	5	4
     Tons treated from Phoenix were 2,368,000 in fiscal 2007, compared with 897,000 in fiscal 2006, primarily due to Phoenix having been fully commissioned during the year and treating 500,000 tons per month tailings material. The recovered grade decreased to 0.009 in fiscal 2007, compared with 0.018 in fiscal 2006 as a result of an increase in slimes dam reclamation. Ounces sold increased to 21,346 in fiscal 2007, compared with 15,902 in fiscal 2006, primarily due to the increase in tons treated.
     Cash costs per ounce decreased during fiscal 2007 to U.S.$293 per ounce, compared with U.S.$404 in fiscal 2006, due to the increase in ounces produced.
     Tons treated from Phoenix were 7,033,000 in fiscal 2008, compared with 2,368,000 in fiscal 2007. Ounces sold increased to 32,215 in fiscal 2008, compared with 21,346 in fiscal 2007, primarily due to the increase in tons treated. The recovered grade decreased from 0.009 in fiscal 2007 to 0.005 in fiscal 2008. The grade of the tons treated is dependent on the time at which the original deposition was done.
     Cash costs were U.S.$12 million in fiscal 2008, compared with U.S.$6 million in fiscal 2007, primarily due to the increase in volumes as well as the higher costs of reagents. Cash costs per ounce increased during fiscal 2008 to U.S.$381 per ounce, compared with U.S.$293 in fiscal 2007 due to increase in volume and increase in transport rates and the price of consumables.
Capital Expenditure: We incurred approximately R33.3 million (U.S.$4.6 million) in capital expenditures at the Free State operations in fiscal 2008. We have budgeted R14.2 million (U.S.$2 million) for Phoenix, primarily for upgrading of major equipment at Central Plant.
Cooke operations
Introduction: The Cooke operations are located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. These operations are owned by Randfontein. The operations currently operate under a mining authorization with an area of 7,875 hectares. Production is treated at the Doornkop plant.
     During fiscal 2008, an agreement was entered into for the sale of the Cooke operations, together with the associated surface assets. As a result, the assets and related liabilities have been classified as held for sale and the results from operations have been included under “Discontinued Operations” in the income statement.
Geology: These operations are situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West Rand Syncline. At the Cooke operations, two major fault trends are present. The first is parallel to the Panvlakte Fault and strikes north to north-east, having small throws and no lateral shift. The second trend, which runs north-west to west, has small throws, but significant lateral shift, resulting in the payshoots becoming displaced.
     There are six identified main reef groupings in the area of these operations: the Black Reef; the Ventersdorp Contact Reef; the Elsburg Formations; the Kimberleys; the Livingstone Reefs; and the South Reef. Within these, several economic reef horizons have been mined at depths below surface between 600 and 1,260 meters.

     The reefs comprise fine to coarse grained pyritic mineralization within well developed thick quartz pebble conglomerates or narrow single pebble lags, which in certain instances are replaced by narrow carbon seams.
Mining Operations: These operations are subject to the underground and waste rock mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the operations, seismicity and pressure related problems are infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mines. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken.
     The Cooke assets and related liabilities were classified as a disposal group and held for sale during fiscal 2008.
We incurred R53.7 million (U.S.$7.4 million) in capital expenditure in fiscal 2008 at Cooke 3 Shaft for accessing the reserves in the 128 South Area to extend the life of mine reserves. The area contains an estimated total insitu resource of approximately 4.9 million tons at 5.5 grams per ton. It is intended to extract the UE1A reef band which is mainly a conglomerate type reef.
Production at the Cooke operations was negatively affected in fiscal 2008 by a change in the mining mix, with less ore from the high grade VCR reef at Cooke 3 shaft and lower than expected grades from 128 South project at Cooke 3 shaft and from the 90 North 6 area at Cooke 2 shaft. The power shortages during the third quarter in 2008 also impacted negatively on volumes.
     During fiscal 2008, the Cooke operations accounted for 12% (10% in 2006 and 2007) of our total gold sales.
Safety: The safety record at these operations during fiscal 2008 was as follows: in terms of LTFR of 8.98 per million hours worked achieved compared favourably with the group average of 12.83. The FFR (0.38) at Cooke compared unfavorably with the group average of 0.18.
     Safety at the operations receives constant and high-level attention and where problems are identified steps are taken to address the situation.
Plants: The processing facilities at the operations presently comprises of the Cooke metallurgical plant, which is serviced by a surface rail network. The Cooke metallurgical plant, commissioned in 1977, is a hybrid CIP/CIL plant, which processes the tailings from the surface sands dumps around Randfontein.
     Feasibility studies are being done for a proposed Uranium Plant of an approximate capacity of 500,000 tons per month. It is envisaged that the plant will be completed in approximately three years when it will treat uranium ore from the Cooke dumps as well as from the Cooke 3 underground operations.
     The following table sets forth processing capacity and average tons milled during fiscal 2008 for the Cooke plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2008
	(tons/month)	(tons/month)
Cooke	280,000	215,241
     In fiscal 2008, the Cooke plant recovery has been approximately 81% of the gold contained in the ore delivered for processing. During fiscal 2006, the Doornkop plant was upgraded and all underground tons were moved from Cooke to Doornkop plant. Cooke plant was mothballed in January 2006; however, it was re-commissioned during fiscal 2007 to treat surface sources.
Production analysis:

	Fiscal Year Ended June 30,
Cooke operations	2008	2007	2006
Production
Tons (‘000)	3,906	2,327	2,034
- Underground	1,323	1,432	1,495
- Surface	2,583	895	539

	Fiscal Year Ended June 30,
Cooke operations	2008	2007	2006
Recovered grade (ounces/ton)	0.060	0.105	0.126
- Underground	0.153	0.157	0.163
- Surface	0.013	0.021	0.022
Gold sold (ounces)	236,242	243,219	256,739
- Underground	201,937	224,245	245,089
- Surface	34,305	18,974	11,650
Results of operations (millions) ($)
Product sales	194	154	137
Cash cost	123	118	102
Cash profit	71	36	35
Cash costs
Per ounce of gold ($)	517	484	396
- Underground	516	499	395
- Surface	520	305	431
Capex (millions) ($)	22	19	25
     During fiscal 2008, the assets and related liabilities for Cooke 1, 2 and 3 as well as the Cooke plant were classified as a disposal group and are held for sale. The results from the operations were also classified as discontinued operations in the income statement. As a result, the table above and the discussion below include the results of the surface operations.
     Tons milled from the Cooke operations were 2,327,000 in fiscal 2007, compared with 2,034,000 in fiscal 2006, and ounces sold were 243,219 in fiscal 2007, compared with 256,739 in fiscal 2006. The increase in tons milled was due to the recommissioning of the Cooke Plant to treat surface sources. The decrease in ounces sold was primarily due to a decrease in the recovery grade for the underground operations. The decrease in recovery grade at the underground operations from 0.163 ounces per ton in fiscal 2006 to 0.157 in fiscal 2007 was due to lower volumes from the high grade VCR reef at Cooke 3 shaft and lower than expected grades from the 128 South project at Cooke 3 shaft and from the 90 North 6 area at Cooke 2 shaft.
     Cash costs per ounce of gold were U.S.$484 in fiscal 2007, compared with U.S.$396 in fiscal 2006. This increase was attributable primarily to the decrease in grade from the underground operations, as well as an increase in the amount of pillar mining from Cooke 1 at higher cost. Pillar mining is more costly to undertake due to increased support cost and lower mining volumes. Increases in the costs of labor and supplies and the effect of inflation on supply contracts resulted in an increase in cash costs. Electricity increases in excess of current inflation also negatively impacted on costs
     Tons milled were 3,906,000 in fiscal 2008, compared with 2,327,000 in fiscal 2007, and ounces sold were 236,242 in fiscal 2008, compared with 243,219 in fiscal 2007. The increase in tons milled can mainly be attributed to the Cooke plant, used for the treating of tailings from sand surface dumps, coming into full production during fiscal 2008. The plant is treating on average of 215,000 tons per month. This was offset by a decrease in tons milled from underground due to the stopping of Conops, electricity constraints and a reduction in volume from Cooke 1. The decrease in ounces sold was primarily due to lower volumes from underground as a result of the reasons mentioned above. . The recovery grade from surface decreased from 0.021 in fiscal 2007 to 0.013 in fiscal 2008, mainly due to the replacement of higher grade waste rock with lower grade sand from Dump 20.
     Cash costs per ounce of gold were U.S.$517 in fiscal 2008, compared with U.S.$484 in fiscal 2007. The increase was influenced by decreased efficiency of the machinery in the Trackless areas, increased maintenance cost on those machines, increases in the costs of labor and supplies and the effect of inflation on supply contracts also negatively affected cash costs.
Capital Expenditure: We incurred approximately R158.8 million (U.S.$21.9 million) in capital expenditures at the Cooke operations in fiscal 2008 for ongoing development and other abnormal expenditure seen as capital.

Also included was expenditure for accessing the reserves in the 128 South Area at Cooke 3. We have budgeted R201.7 million (U.S.$27.8 million) in fiscal 2009, mostly for ongoing development as well as the upgrade of all Rail Bound Equipment to comply with the legislation and improve safety.
Other — Discontinued operations
Introduction: The results of operation from Other — Discontinued Operations consists of results from the Orkney operations, Mt Magnet and South Kalgoorlie. Mt Magnet and South Kalgoorlie form part of our International operations. Refer to “Western Australia” below for a discussion on their operations and results.
     The discussion on Orkney follows below.
Introduction: We acquired the Orkney operations when on September 22, 2003, we merged with ARMgold via a share exchange which resulted in ARMgold becoming our wholly-owned subsidiary. In September 2007, we announced that we had entered into formal agreements with Pamodzi for the sale of the Orkney Shafts. The sale was finalized on February 27, 2008 and the related assets and liabilities derecognized.
History: Exploration and development at Orkney started from 1886 and following dormant periods, large-scale production commenced during the 1940s with the formation of Vaal Reefs Gold Mining and Exploration Company Limited in 1944.
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
Mining operations: These operations are subject to all of the underground mining risks detailed in the Risk Factors section. Mining depths ranged from 1,600 meters to 2,000 meters below the surface at the Orkney operations.
     During February 2008, the Orkney shafts were sold to Pamodzi. These shafts had been managed by Pamodzi since October 2007.
     For fiscal years 2008, 2007 and 2006, the Orkney operations accounted for approximately 5% of our total gold sales.
Safety: For the eight months to February 2008, the safety record at the Orkney operations in terms of LTFR of 19.07 million hours worked compared unfavorably with the group average of 11.55 at that time. The FFR of nil compared favorably with the group average of 0.14.
Plants: Ore from the Orkney operations was treated at Vaal River Operations’ (“VRO”) No. 1 Gold Plant (of Anglo Gold Ashanti). Various agreements between us and VRO governed the supply and quality of the ore and gold apportionment.
Production analysis:

	Fiscal Year Ended June 30,
Orkney operations	2008(1)	2007	2006
Production
Tons (‘000)	571	947	753
Recovered grade (ounces/ton)	0.100	0.126	0.171
Gold sold (ounces)	57,132	119,109	128,774
Results of operations (millions) ($)
Product sales	40	77	68
Cash cost	52	64	59
Cash (loss)/profit	(12)	13	9
Cash costs
Per ounce of gold ($)	910	543	458
Capex (millions) ($)	4	15	7

(1)	The results are for the eight months ended February 2008.
     Tons milled from the Orkney operations were 947,000 in fiscal 2007, compared with 753,000 in fiscal 2006. The increase is as a result of the approval of the re-opening of the Orkney 7 shaft. The shaft started producing in the first quarter of fiscal 2007. This was offset by a decrease in tons milled due to seismic events resulting in the loss of face length flexibility and volume at Orkney 2.
     Ounces sold were 118,984 in fiscal 2007, compared with 128,774 in fiscal 2006. The decrease in ounces sold is primarily attributed to lower recovery grade. Recovered grade was 0.126 in fiscal 2007, compared with 0.171 in fiscal 2006. The increase is due to the reopening of Orkney 7. This was offset by a change in mining mix at Orkney 4 as a result of seismicity experienced from the higher grade shaft pillar to lower grade areas. There was also down scaling of production in the shaft pillar area which resulted the mining of more remote areas.
     Cash costs were U.S.$65 million in fiscal 2007 compared with U.S.$59 million in fiscal 2006. Cash costs per ounce were U.S.$543 in fiscal 2007 compared with U.S.$458 in fiscal 2006. This increase was attributable primarily due to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     The Orkney operations were sold to Pamodzi during fiscal 2008 and therefore the results for fiscal 2008 are only for eight months.
Capital Expenditure: We incurred R26.3 million (U.S.$3.6 million) on capital expenditures at the Orkney operations in fiscal 2008.

International Mining Operations
Western Australia Operations
     We had two operational mines in Western Australia during fiscal 2008, the Mt. Magnet operations and the South Kalgoorlie operations. These operations were acquired as part of the purchase of two Australian gold mining companies: New Hampton, acquired in April 2001 and Hill 50 acquired in April 2002. The New Hampton transaction included two operations in Western Australia, Big Bell in the Murchison region (which ceased operations in July 2003 and its plant sold in November 2003) and Jubilee in the Eastern Goldfields near Kalgoorlie as well as two processing plants associated with these operations and related exploration rights. The Hill 50 transaction included the Mt. Magnet operations in the Murchison region, the New Celebration operations in the Eastern Goldfields near Kalgoorlie as well as two plants associated with these operations and related exploration rights.
     Each of our Australian operations conducted surface mining (principally through open-pit methods) and underground mining, with access through two declines at Mt. Magnet and one decline at South Kalgoorlie. The Mt. Marion underground mine at South Kalgoorlie Mine ceased operating in June 2007. Open-pit mining at South Kalgoorlie recommenced during fiscal 2007 with the start-up of the Shirl and Hampton Boulder Jubilee (“HBJ”) open-pit projects. We used mostly mechanized mining at our Australian operations in comparison to the South African operations (excluding operations at Target). Contractors conducted much of this mechanized mining. The contractors were responsible for provision of the equipment and personnel needed for production of the ore under guidance of management.
     We have classified our Western Australian assets as being held for sale as of April 2007 as they do not fit with our strategy for operating large, long-life mines. These operations also met the criteria for discontinued operations.
     In July 2007, we entered into an agreement with Dioro pursuant to which Dioro acquired our South Kalgoorlie assets. The total purchase price was A$45 million (U.S.$39.8 million), consisting of both a cash and share component. The share component entailed the issuance of 11.4 million Dioro shares (valued at A$20 million (U.S.$17.7 million)), and a cash component of A$25 million (U.S.$22.1 million). The transaction was subject to various conditions precedent, including a minimum capital raising by Dioro of A$35 million (U.S.$30.9 million) by the completion date. On November 30, 2007, all conditions precedent were satisfied, and the transaction was completed and accounted for on that date. The results of production below therefore reflect only the 5 months ended November 30, 2007.
     During fiscal 2008, we entered into an agreement with Monarch Gold for the sale of our Mount Magnet operations. However, subsequent to year-end, we were advised that Monarch had placed itself in voluntary administration and, on August 1, 2008, the Administrator indicated that Monarch will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. We have since resumed management of the St. Magnet operations which is still classified as for sale.
     As of June 30, 2008, our Western Australian operations had 2 employees (the care and maintenance personnel on the Mt. Magnet site).
     In fiscal 2008, our Australian operations accounted for approximately 5% of our total gold sales, as compared to 10% in fiscal years 2007 and 2006.
Mt. Magnet Operations
Introduction. In 2002, we acquired Mt. Magnet as part of the Hill 50 transaction. In fiscal 2008, Mt. Magnet’s operations accounted for approximately 4% of our total gold sales, as compared to 6% in fiscal years 2007 and 2006. This change was the result of the site being placed on care and maintenance as from December 31, 2007.
History: Mining at Mt. Magnet began after the discovery of gold in 1896. From that time to June 30, 2008, the Mt. Magnet area has produced approximately 5.8 million ounces. The current Mt. Magnet operations commenced production in the late 1980s on the Hill 50 and Star underground mines and nearby open-pits, and the processing of low grade ore from previously accumulated stockpiles. Production ceased at the Star underground mine in June 2005. The Star underground mine was subsequently replaced by St. George, a new underground mine. The Mt. Magnet site was put on care and maintenance as from December 31, 2007 until such time that the site is sold.

Geology: The Mt. Magnet operations are located near the town of Mt. Magnet in the Murchison region, 560 kilometers northeast of Perth. The geology consists of folded basaltic and komatiitic greenstones with intercalated banded iron formations and volcaniclastic units. In addition to having been intensely folded, the area has undergone substantial faulting and later intrusion by felsic intrusives. Mineralization within the Murchison belt consists of sulphide replacement style (characteristic of the Hill 50 mine) and quartz lode and shear-hosted hydrothermally emplaced bodies proximal to fault conduits. Smaller stockwork bodies within felsic intrusives are also common. As is typical of the Archaean Shield, the deep weathering profile at Mt. Magnet has resulted in supergene enrichment and hypogene dispersion of gold in the oxidizing environments. These effects lend themselves well to the process of small scale open-pit mining. Historically underground mining of primary lodes was the largest contributor to Mt. Magnet’s gold production.
Mining Operations:. The Mt. Magnet operations were engaged in underground, open-pit and waste rock mining prior to site closure. These operations are subject to the underground, open-pit, and waste rock mining risks detailed in the Risk Factors section.
     Underground operations at Mt. Magnet consisted of the Hill 50 and St. George mines, each of which operates a decline. The Hill 50 mine, which is approaching 1,525 meters in depth, was one of Australia’s deepest underground mines. The St. George Mine was approximately 300 meters in depth. Underground mining was conducted by decline tunnel access. The principal challenges confronted by the Hill 50 underground mine related to its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. A decision was made in May 2007 which placed the Hill 50 mine’s decline development on hold due to significant seismic activity, and effectively put the mine in harvest mode.
     With the closure of Star, the development of the new underground mine at the St. George open-pit provided additional underground tonnage for the Mt. Magnet operations. Underground development at St. George started in December 2005. The first stope was mined in the second quarter of fiscal 2006. Underground mining continued at this mine during fiscal 2007. This mine reached its economic depth limit during fiscal 2007, and was put in harvest mode, with mining operations ceasing in October 2007. Open-pit production was hindered by the delay in the start up of the Cue open-pits until the last quarter of fiscal 2005 as a result of delayed mining approvals and extended contractor negotiations, although these were subsequently resolved and mining commenced in fiscal 2006. Open-pit mining mainly took place around Mt. Magnet during fiscal years 2007 and 2008.
     Surface operations at Mt. Magnet exploited several medium-sized open-pits, as well as numerous smaller open-pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mt. Magnet. The principal challenge faced by the Mt. Magnet operations involved the short mine lives which result from that the open-pits being situated on small orebodies. The Mt. Magnet site was put on care and maintenance as from December 31, 2007 until such time that the site is sold.
Plant: The Mt. Magnet operations include one metallurgical plant which was built in 1989 as a CIL plant and upgraded in 1999 to a CIP plant. Actual throughputs of the Mt. Magnet plant varies based upon the blend of oxide and sulphide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulphide) and 30% oxide (soft) blend.
     The following table sets forth processing capacity and average tons milled during fiscal 2008 for the Mt. Magnet plant:

		Average Milled for
		the Year Ended June 30, 2008
Plant	Processing Capacity	(for 6 operational months)
	(tons/month)	(tons/month)
Mt. Magnet	243,000	161,000
     Throughput rates at Mt. Magnet decreased in fiscal 2008 due to the site being closed and the plant being placed on care and maintenance.
     In fiscal 2008, the Mt. Magnet plant recovered approximately 91.9% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
	2008	2007	2006
Production
Tons (‘000)	966	1,875	1,918
Recovered grade (ounces/ton)	0.080	0.073	0.078
Gold sold (ounces)	77,097	136,428	148,822
Results of operations (millions) ($)
Product sales	56	86	80
Cash cost	41	71	59
Cash profit	15	15	21
Cash costs
Per ounce of gold ($)	537	518	399
Capex (millions) ($)	4	20	24
     Tons milled in fiscal 2007 were 1,875,000 compared with 1,918,000 in fiscal 2006, and ounces sold in fiscal 2007 were 136,428, compared with 148,822 in fiscal 2006, mainly as a result of significantly less production from open-pits during the year and a seismic event at Hill 50 in May 2007, which also resulted in the reduction in the recovery grade from 0.078 ounces per ton in fiscal 2006 to 0.073 ounces per ton in fiscal 2007. Cash costs per ounce were U.S.$518 in fiscal 2007 compared to U.S.$399 in fiscal 2006, this increase mainly the result of an increase in underlying mining costs in Western Australia.
     Recovered grade was 0.080 ounces per ton in fiscal 2008 compared to 0.073 ounces per ton in fiscal 2007. This was due to higher grades produced from the Hill 50 underground mine. Tons milled were 966,000 in fiscal 2008 compared to 1,785,000 in fiscal 2007. Ounces sold decreased to 77,097 in fiscal 2008, compared to 136,428 in fiscal 2007. The decrease in both tons and ounces in fiscal 2008 are a reflection of the Mt. Magnet production figures representing just 6 months of production due to the site being placed on care and maintenance.
     Cash costs per ounce were U.S.$537 for fiscal 2008, compared to U.S.$518 for fiscal 2007. This increase was due to higher underground and open-pit contracting cost due to the underlying mining cost increases in the Western Australian and a wider Australian mining market environment.
     The majority of declared ore reserves were mined during fiscal 2008. The mines were closed and the processing plant has been put on care and maintenance until such time that the site is sold.
Capital Expenditure: We spent U.S.$4.3 million in capital expenditure at the Mt. Magnet operations in fiscal 2008, primarily for underground development and plant components. We have not budgeted for capital expenditure for fiscal 2009, as we will only undertake critical maintenance in anticipation of the Mt. Magnet site being sold.
Exploration: Activities at Mt. Magnet, Western Australia, were performed to the minimum level required to keep the tenements in good standing as the site and plant is currently on care and maintenance. We expended A$2.9 million (U.S.$2.7 million) on exploration during fiscal 2008.
South Kalgoorlie Operations
Introduction: The South Kalgoorlie Operations are made up of New Hampton’s Jubilee Operations and Hill 50’s New Celebration operations. Since the commencement of operations to November 30, 2007, total gold production from the mines in the South Kalgoorlie area has exceeded 2.5 million ounces. In fiscal 2008, South Kalgoorlie operations accounted for 1% of Harmony’s total gold sales, and accounted for 4% of our total gold sales in 2007 and 3% in fiscal 2006.
     In July 2007, we announced the sale of the South Kalgoorlie Mine to Dioro. The total purchase price was A$45 million (U.S.$39.8 million), which consists of a cash component and a shares component. On November 30, 2007, all conditions precedent to the transaction were satisfied. The results for fiscal 2008 below reflect only the 5 months ended November 30, 2007.
History: The South Kalgoorlie operations included several open-pits at Jubilee and New Celebration, as well at the Mt. Marion underground mine. The Jubilee operations were originally comprised of the large Jubilee open-pit and a number of smaller open-pits. The New Celebration operations were initially developed in 1987 by Newmont exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest Mining Ltd. in June 2001. The Mt. Marion decline was established in 1998. Open-pit mining ceased at the South Kalgoorlie Operations at the end of fiscal 2005, with only low grade stockpiles treated during fiscal 2006 together with Mt. Marion ore. During fiscal years 2008 and 2007, open-pit mining recommenced at South Kalgoorlie Mines, with a cutback on the HBJ pit, as well as the Shirl open-pit.
Geology: The South Kalgoorlie mines were located approximately 30 kilometers south of Kalgoorlie in the Eastern Goldfields region of Western Australia. The South Kalgoorlie orebodies were located in a number of geological domains including the Kalgoorlie-Kambalda belt, the Boulder-Lefroy Structure, the Zuleika Shear, the Coolgardie Belt and Yilgarn-Roe Structures. At South Kalgoorlie, the mining tenure and geology straddled the three major fault systems or crystal sutures considered to be the main ore body plumbing systems of the Kalgoorlie Goldfield. The geology consisted of Archaean greenstone stratigraphy of basalts and komatiites with intercalated sediments, tuffs, volcaniclastics and later felsic intrusives. Late stage and large scale granitic (Proterozoic) intrusion stoped out large sections of the greenstone. Quartz filled lode and shear-hosted bodies are the most dominant among many mineralization styles. Large scale stockwork bodies hosted in felsic volcanics were an important contributor to bulk tonnage of relatively low grade deposits.
Mining Operations: The South Kalgoorlie operations are engaged in open-pit, underground and waste rock mining. These operations are subject to the underground, open pit and waste rock mining risks detailed in the Risk Factors section.
     At the South Kalgoorlie operations during fiscal 2008, open cast mining took place at Shirl open-pit, together with a cutback project on the HBJ open-pit. The HBJ open-pit will have a mine life of three years and consist of 3.3 million tons of 0.048 ounces per ton. The Shirl and HBJ open-pit feedstock as well as low grade stockpiles were processed during the year. The discovery of the Shirl prospect during fiscal 2006, which resulted in an open-pit reserve of 50,000 ounces and a 15 month mine life, together with an improved gold price environment, lead to the recommencement of open-pit mining at South Kalgoorlie mines during fiscal years 2008 and 2007. The primary challenge that faced the South Kalgoorlie operations involved identifying adequate sources of new open-pit and underground reserves and managing the geotechnical risk on the HBJ pit cutback. See “Risk Factors — Risks Relating to Our Business and Our Industry — To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
Plant:. The South Kalgoorlie operation had a metallurgical plant located at Jubilee. This CIL treatment plant was capable of treating the planned production from the mining operations. Ore was hauled from the open-pits and from low grade Shirl stockpiles to the treatment plant by conventional road trains. Actual throughputs of the Jubilee plant varied based upon the blend of oxide and sulphide ores in their feed. Processing capacity was an estimate of nominal throughput based on a 70% hard (sulphide) and 30% soft (oxide) blend.
     The New Celebration plant was sold during fiscal 2006 for A$3.0 million. This plant was originally commissioned in 1986 as a CIP plant and later upgraded in 1988 by the addition of a larger parallel circuit.
     The following table sets forth processing capacity and average tons milled during fiscal 2008, prior to the completion of the sale of the South Kalgoorlie plant:

		Average Milled for
		the Year Ended June
Plant	Processing Capacity	30, 2008
	(tons/month)	(tons/month)
Jubilee	122,000	95,400
     Throughput rates in fiscal 2008 were lower than capacity due to tank refurbishments at the Jubilee plant.
     In fiscal 2008, the Jubilee plant recovered approximately 82.4% of the gold contained in the ore delivered for processing compared to 89% in 2007.

Production analysis:

	Fiscal Year Ended June 30,
	2008(1)	2007	2006
Production
Tons (‘000)	477	1,391	1,480
Recovered grade (ounces/ton)	0.058	0.064	0.056
Gold sold (ounces)	27,778	88,371	82,639
Results of operations (millions) ($)
Product sales	19	56	42
Cash cost	14	45	38
Cash profit	5	11	4
Cash costs
Per ounce of gold($)	517	504	454
Capex (millions)($)	12	7	4

(1)	The results are for the five months ended November 2007.
     Tons milled in fiscal 2007 were 1,391,000, compared to 1,480,000 in fiscal 2006, while ounces recovered in fiscal 2007 were 88,371 as compared to 82,639 in fiscal 2006. This increase in ounces compared with the decrease in milled tons in fiscal 2007 were primarily attributable to the increases in the recovery grade from 0.056 ounces per ton from fiscal 2006 to 0.064 ounces per ton in fiscal 2007. The increase in the recovery grade resulted from the mining of predominantly higher-grade underground ore. The decrease in throughput in fiscal 2007 from 2006 was due largely to tank refurbishments at the Jubilee plane.
     Cash costs per ounce were U.S.$504 for fiscal 2007, compared to U.S.$454 for fiscal 2006. This increase was due to higher underground and open-pit contracting costs due to the continuing increase in the underlying Western Australian mining environment and higher gold production levels.
     Tons milled in fiscal 2008 were 477,000 compared with 1,391,000 in fiscal 2007, and ounces sold in fiscal 2008 were 27,778 compared with 88,371 in fiscal 2007. This decrease in ounces, and increase in tons, was primarily attributable to the sale of the South Kalgoorlie operations to Dioro on November 30, 2007.
     Cash costs per ounce were U.S.$517 for fiscal 2008, compared to U.S.$504 for fiscal 2007. This increase was due to the higher underground and open-pit contracting costs due to the underlying market increase in the Australian mining environment and lower gold production levels. Recovered grade was 0.058 ounces per ton in fiscal 2008, compared to 0.064 ounces per ton in fiscal 2007. This decrease in ounces and tons was primarily attributable to a number of factors, namely the open pit throughout for the year being replaced by low grade stockpiles (which also caused the reduction in grade) and the sale of the operations to Dioro.
Capital Expenditure: In fiscal 2008, we spent U.S.$12 million in capital expenditures at South Kalgoorlie, primarily for the Shirl open-pit and plant refurbishments. Due to the sale of the South Kalgoorlie operations, we have not budgeted for capital expenditures for fiscal 2009.
Exploration: Exploration activities were scaled back in the first half of fiscal 2008 in anticipation of the sale of the South Kalgoorlie operations, with A$1 million expended.
PNG Operations
Overview
Introduction: As at the end of fiscal 2008, our lease holding in PNG is located southwest of Lae in the Morobe Province and encompasses over 3,480 square kilometers of tenure. The tenements are outlined in the figure below and fall into three main blocks centered in the Morobe province. These include the Wafi leases (440 square kilometers), the Morobe — Hidden Valley leases (971 square kilometers) and the Morobe Coast EL (2,069 square kilometers).
Harmony PNG tenement locations. In terms of regional geological setting, the tenements cover a portion of the PNG mobile belt. The mobile belt comprises tract of metamorphosed Lower Jurassic and Cretaceous sediments and oceanic crust. These rocks have undergone deformation in the collision zone between the Australian and Pacific Plates and multiple intrusive events including Tertiary granodiorite and younger mineralized porphyries. The PNG mobile belt hosts a number of major gold and copper-gold deposits including the Wafi-Golpu and Hidden Valley Projects which are 100% owned by us.
     Exploration expenditure outlook for fiscal 2009 is currently estimated at A$19.6 million. Results from this work have been highly encouraging, as a number of targets with the potential for major stand-alone gold and copper/gold deposits have been identified and advanced to the drill testing phase.
     We currently have offices in Lae, Wau and at the Hidden Valley site, to facilitate the development of the Hidden Valley project and support both the exploration efforts in the region and the pre-feasibility work on the Wafi Golpu copper gold project. In 2006 a technical support office was opened in Brisbane to support the construction phase of the Hidden Valley project as well as the evaluation of the Wafi and Golpu prospects.
     We completed stand alone PFS in Golpu during the June 2007 quarter and in Wafi during the December 2007 quarter, which included the Wafi gold resources and examined the development of three production scenarios:
•	Golpu stand alone (an update of the Golpu PFS scenario);

•	Golpu + Link Zone; and

•	Golpu + Link Zone + NRG1;
     The PFS reports were subject to Gate Reviews and a CPR. Neither the Gate Reviews nor the CPR identified any fatal flaws in the PFS reports. However, a number of outstanding issues were identified. The returns projected by the studies did not meet our requirements, and it was decided then not to immediately proceed to the feasibility stage. Further studies are planned for fiscal 2009 to address outstanding issues and to investigate alternative production scenarios which may improve projected returns.
Hidden Valley Project
Introduction: The Hidden Valley project entails the construction of a significant gold and silver mine. This mine will process 4.6Mt of ore a year from the two open-pits. The Hamata orebody is one small pit and the Hidden Valley and Kaveroi orebodies are in a much larger open-pit. The mine is located in a highly prospective exploration lease area and it is envisaged that, as active exploration continues, the life of the process facility may be extended as it is fed from a number of sources. We own the Hidden Valley Project through our wholly-owned PNG subsidiary, Morobe Consolidated Goldfields Ltd. Subsequent to the year ended 2008, our interest in the Hidden Valley project and other PNG assets and tenements were reduced to 69.99% due to Newcrest Mining Limited (“Newcrest”) acquiring interests in the PNG assets. See “Recent Developments”.
     The project comprises four exploration licenses of 966 square kilometers in the Wau District of Morobe Province, PNG and is located 210 kilometers north-northwest of Port Moresby and 90 kilometers south-southwest of Lae, the two largest cities in PNG. Access to the project is presently by sealed road from the deepwater port of Lae to Bulolo. We have constructed an all-weather gravel road from Bulolo to the Hidden Valley mine site to access the site.
History: Alluvial gold was first discovered at Hidden Valley in 1928 but it was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677. A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners, including one by Abelle in 2003. We have extensively reviewed and updated the Abelle feasibility study during fiscal 2006 in order to: (a) reflect changes in the project’s ore body interpretation; (b) incorporate increases in capital and operating costs as a result of energy prices and scarce resources in the mining industry as well; and (c) resolve technical aspects that were outstanding from the previous study. The updated feasibility study was presented to the Board during June 2006 and they approved construction of the project. In late 2007, we began a search for a partner to partake in all of our PNG mining and exploration activities. Following a selection process, we selected Newcrest to buy into our PNG activities and to form a joint venture with us. Newcrest’s holdings in the PNG assets and tenements is expected to increase to 50% up to a maximum of U.S.$306 million by the middle of calendar year 2009.
     Site Access. The Hidden Valley site is located approximately 90 kilometers south-southwest of Lae, which is the nearest deepwater port for the project, and the Capital of Morobe Province. Access to the site from Lae uses an existing 110 kilometers sealed two-lane main road to the town of Bulolo, continuing to Hidden Valley via an all-weather two-lane access road constructed by us. Work commenced on the construction of the Hidden Valley access road to the site from Bulolo town in October 2005. The road reached the mining lease boundary in May 2006 and the in-filled road network has been extended to the Hidden Valley deposit, Pihema Creek and the Hamata plant site. Pihema Creek has been diverted and platforms have been established for most of the project infrastructure, such as the permanent camp and the administration building. Work has commenced on the Tailings Storage Facility and the Hamata plant site. We contracted a road construction manager and a core of operators with extensive PNG road-building experience to undertake this part of the project, utilizing equipment we bought for construction purposes.
     Engineering Procurement and Construction Management Contract. Following Board approval, a small owners team of experienced construction professionals was recruited, including several key individuals with extensive PNG experience, to ensure that project objectives, scope of work and all other project requirements are met. In July 2006 an agreement was reached with the engineering group Ausenco Limited to provide engineering procurement and construction management services for the project. Ausenco started immediately with the preparation of a project execution plan as well as the detailed design stage of the project which is set for completion at the end of December 2007. At the end of fiscal 2008, the detailed design was approximately 90% complete and 100 out of 110 planned procurement/contract packages have been put out to enquiry. To date, 100 packages have been awarded.
     Power supply. The ability to obtain an alternate power supply from PNG’s national power supplier, PNG Power Limited (“PPL”), is of critical importance to the economics of the project. On May 14, 2007, we announced that we had signed an agreement with PPL to supply the Hidden Valley mine with electricity. PPL has committed to construct new transmission lines and infrastructure in order to supply hydro-electricity from the Yonki Dam. Contracts for this work have already been awarded, and supply is expected to commence by the middle of calendar 2010.
     In addition, we acquired diesel generators and will install them for the purpose of providing 100% backup power supply to the project, if required, and will be powering the site until hydro-electricity is supplied.
     Customs and Excise. In November 2006 the PNG National Executive Committee approved exemptions to customs and excise on a range of commodities that will be required for the construction of the project. This was gazetted, and customs officials at Lae port are already applying the exemptions, based on the draft gazettal notice.
     Mining Fleet. The mining equipment required for the project consists of: four 180t excavators, a fleet of nine 175t haul trucks and a range of ancillary equipment. Supply and maintenance agreements for this fleet were signed in September 2006. The delivery of the first batch of mining equipment for pre-stripping took place in the second quarter of fiscal 2007 and the delivery of the remainder of the fleet was taken during fiscal 2008.
Geology: The proven and probable gold reserves for the Hidden Valley/Kaveroi/Hamata deposits are 2.02 million ounces at 0.062 ounces per ton. Silver proven and probable reserves at Hidden Valley/Kaveroi and Hamata amount to 30.71 million ounces at 1.093 ounces per ton. Extensive drilling is currently being undertaken at the Kaveroi prospect adjacent to the Hidden Valley ore body, with the intention to add additional reserves to the project.
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
Project Overview: Once fully developed, the Hidden Valley Mine is expected to process 4.6 million tons of ore per annum from ore mined at two open-pits, the Hamata ore body in one small pit and the Hidden Valley and Kaveroi orebodies in a much larger pit. Expected annual production will be 250,000 ounces of gold per annum, with a peak production of 275,000 ounces, and 4 million ounces of silver. Expected mine life is 14 years. The construction period is estimated to be 30 months, with the mine expected to be commissioned by March 2009.
     The resources will be mined in a sequence that sees the low silver, high gold Hamata ore mined first, with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores.
Plant: As part of the project a treatment plant was brought from Misima Mines Limited and transported to Lae in April 2005. Parts of the plant that will be utilized in the project have been identified and refurbished in fiscal 2007 with the remainder to be disposed of. The plant is stored in Lae and its components will be transported to Hidden Valley for installation as the project proceeds.
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
     All tailings will be stored in a tailings storage facility, and all water recovered will be subject to detoxification prior to being re-cycled or released to the environment. The processing plant and tailings storage facility will be built to meet or exceed the requirement of the International Cyanide Management Code. Construction completion is planned for the second quarter of fiscal 2009 with initial gold production anticipated by middle of calendar 2009.
     Government royalty and other rights. The gold and silver production from the Hidden Valley Project will be subject to a 2% royalty, payable on the net return from refined production if refined in PNG or 2% royalty on the realized price if refined out of PNG.
     The government of PNG also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. However the memorandum of agreement signed between the government and ourselves reduced the participation right to 5%, should the government wish to exercise it. Once an interest is acquired by the government of PNG, it contributes to the further exploration and development costs on a pro rata basis.
     Third Party Royalties. On March 28, 2007, we announced that we had concluded negotiations with Rio Tinto pursuant to which we would purchase the Rio Tinto rights under a royalty agreement relating to Hidden Valley, which was entered into prior to our acquisition of the Hidden Valley and Kerimenge deposits in PNG. Under the royalty agreement, Rio Tinto had the right to receive a portion of between 2% and 3.5% of future ounces produced by the Hidden Valley mine in PNG. The consideration we paid to Rio Tinto totaled U.S.$22.5 million, which was settled with our issue of ordinary shares valuing U.S.$20 million, with the balance of U.S.$2.5 million paid in cash.
     The transaction will reduce the cash costs per ounce of gold produced at Hidden Valley, and all further extensions to the project, mine life and reserves will be free of this royalty.
Capital Expenditure: Capital expenditure on the project for fiscal 2008 was U.S.$162 million (A$181 million) compared to the U.S.$71 million (A$90 million) spent in fiscal 2007. Capital was mainly spent on completing earthworks within the mining lease, particularly the process plant platform, construction of the Hamata permanent camp and related infrastructure. Other areas of significant expenditure were for process equipment and management related costs.
     The total project capital cost is estimated to be U.S.$579 million (A$605 million), which represents a 27% increase in A$ terms on the last reported budget. Increases in costs were primarily caused by market forces resulting from the high demand created by resource development projects in the region. There were no significant changes in the scope of work of the project. This value excludes U.S.$37 million for mine fleet repayments post the construction phase as well as U.S.$22.5 million for the Rio Tinto royalty buy-out which is not considered part of the construction capital.

Morobe Consolidated Goldfields Limited (MCG) Tenements
     The MCG tenements comprises some 2,157 square kilometers of tenure and include the Hidden Valley Mining lease (ML151), four granted Exploration licenses (EL497, EL677, EL1193 and EL1403) and three Exploration Licenses (EL1629, EL1630 and EL1631). The tenement boundaries are outlined below in figure 1.
     The tenements are under-explored and remain highly prospective for large-scale porphyry Cu-Au deposits, low-grade bulk mineable epithermal Au-Ag deposits (similar to Hidden Valley) and for high-grade epithermal Au satellite resources. Focus of the exploration program on the Morobe Consolidated tenements is three-fold:
•	Major new stand alone discoveries;

•	High-grade drivers to improve cash flows of the Hidden Valley Project; and

•	Additional reserves to substantially increase mine life of the Hidden Valley Project.
     Exploration programs undertaken during fiscal 2008 included those on the Hidden Valley Mining Lease, the area surrounding the Kerimenge Prospect, and on the Morobe Coast EL1403. However, in addition to these areas, project generation continued, such as the capturing of historical data and grassroots exploration activities (which include mapping, stream sediment sampling and integration of results with regional magnetic data).
Hidden Valley ML
Introduction: Minimal drilling occurs outside of the deposit areas at Hidden Valley. Project generation work which comprised ridge and spur soil sampling (2,824 samples), mapping (over 25 line kilometers) and sampling new road cuttings (7,675 samples) were completed during fiscal 2008. Work integrating the geological and geochemical datasets together with detailed helimagnetics is in progress, and will provide a new solid geology interpretation to identify additional targets on the Hidden Valley Mining Lease.
Project Status: Continuous channel sampling on new trenches has resulted in some major intercepts of high grade gold mineralization at the Upper Bulolo prospect, located approximately 1 km east of the Hidden Valley open-pit. Trenching work designed to scope out the extent of surface mineralization continues and, due to high grades, first pass drilling at this prospect will be a priority in fiscal 2009.
Kerimenge and the broader prospect potential
Introduction: The Kerimenge deposit lies approximately 7 kilometers east of the proposed Hamata Processing Plant site. Work completed during fiscal 2008 was focused on trenching and reconnaissance away from the deposit area to outline mineralization controls. Some 2,036 samples were collected and assayed from over 4 line kilometers of hand-dug trenches.
Project Status: Results from the trenching work have identified 2 drill targets for follow-up work in fiscal 2009. If successful, this drilling should also increase understanding of the main mineralization controls of this highly prospective project. Compilation work has also highlighted the Kauri Prospect (located approximately 1 kilometer north of the Kerimenge deposit) as having potential for a major stand-alone Au deposit similar to that of Hidden Valley. Certain follow-ups in this area are planned for the third quarter of fiscal 2009.

Figure 1: Tenement Location Map
Morobe Coast Exploration License
Introduction: The Morobe Coast exploration license, EL1403, encompasses some 1,041 square kilometers of tenure. A compulsory 50% reduction was completed in April 2008. The area lies to the southeast of the Morobe Goldfield, and we believe it presents grassroots exploration potential. Historical exploration work has been limited, but returned anomalous gold assays in rock chip and stream sediment samples from the Lokaniu volcanics.
Giu Prospect. The Giu prospect falls approximately 10 kilometers southwest of the Morobe township on the east coast of PNG, and has been the main focus of exploration activities on EL1403. The prospect represents a district scale anomaly, 20 kilometers in diameter with elevated gold rock chip and stream sediment geochemistry. The aim of the work programs is to identify and develop prospect areas with the potential for stand-alone-gold (+/- related metal) orebodies.
     Mapping to date has outlined several areas of structurally controlled epithermal vein mineralization, hosted in vesicular basalts. Rock chip results have been encouraging with anomalous values of copper, gold, molybdenum and zinc returned.
Project Status: Some 400 stream sediment and rock chip samples were collected during fiscal 2008, and several highly anomalous drainages have been identified. Field work in the form of ridge and spur soil sampling is scheduled for fiscal 2009 in order to trace the anomaly to its bedrock source. Airborne magnetics are also planned for fiscal 2009 to provide additional base data for integration with surface geochemical results and assist with drill targeting.
Wafi Golpu Project Area
Introduction: The Wafi prospect is owned through Wafi Mining Limited, our wholly-owned subsidiary. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991, and AGF subsequently farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when it merged with Aurora in 2002. We assumed control of the Wafi Project by way of its acquisition of Abelle in 2003.

The project is held under 4 contiguous exploration licenses (EL 440, EL 1316, EL 1103 and EL 1105), totaling 440.6 square kilometers. A further 688.7 square kilometers of tenure has been applied for in 2 separate exploration license applications, namely ELA 590 and ELA 1612. Tenements are outlined above in figure 1. The Wafi Golpu Project comprises 2 separate ore systems located within close proximity of each other known as the Wafi Gold Project and the Golpu Copper/Gold Project, respectively. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs in the form of extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. Exploration expenditure (including Pre-feasibility studies) on the project for fiscal 2008 was U.S.$13.2 million (K38 million).
Geography: The Wafi prospect is located near Mt. Watut in the Morobe Province of PNG, approximately 60 kilometers southwest of Lae and about 60 kilometers northwest of Wau. The Wafi camp is located at an elevation of approximately 400 meters above sea level in terrain that is mountainous and forested in most areas. The site is accessed by sealed road (Lae to Bulolo) which comes within 5 kilometers of the eastern edge of the tenements and 15 kilometers from the Wafi camp. From the sealed road, a 38 kilometer dirt-base access track to the prospect is accessible during dry weather conditions. The site is serviced by helicopter when the road access is cut due to wet weather. Watut Valley is located immediately west of the project, and the foothills of Watut Valley are planned to be utilized for placement of ore processing and mine infrastructure.
Mining Reserves. Following completion of the Golpu Copper/Gold pre-feasibility study, a probable ore reserve has been declared. See Item 4. “Reserves”.
     The Golpu Ore Reserve is derived from the Golpu Stand Alone Project Pre Feasibility Study. This study assumes a block cave underground mine with ore processed on site to produced a copper and gold concentrate for shipping to smelter. Metallurgical Studies indicate that recoveries of 88% for copper, 54% for gold and 36% for molybdenum can be expected. Metal prices are assumed at U.S.$2.30/lb for copper, U.S.$520/oz gold and U.S.$20/lb for molybdenum.
     In declaring the probable reserve, the following considerations are required:
1.	The PFS is completed to industry accepted standards for a PFS (±20-25% accuracy). The outcome of further more detailed studies may affect the reserve.

2.	The location for the tailings storage facility has not been finalized, however two potential sites proximal to the project have been defined.

3.	There are outstanding issues associated with traditional land owners required to be resolved before the project is able to be constructed.

4.	The Board has not yet committed to completing subsequent phases of study, or to project construction.
     A reserve for the Wafi gold ore bodies has not been declared.
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
Capital Expenditures: No capital expenditures were incurred during fiscal 2008 as the pre-feasibility study was still underway, and costs were expensed as a result.
Pre-Feasibility Studies: Two pre-feasibility studies for the Wafi Golpu project have been completed in the past year:
The Golpu stand alone Pre-Feasibility Study (“Golpu PFS”), dated July 2007, which examined solely the development of Golpu copper gold resources;
The Wafi Pre-Feasibility Study (“Wafi PFS”), dated October 2007, which included the Wafi gold resources and examined the development of the following three product scenarios:

•	Golpu stand alone (an update of the Golpu PFS scenario);

•	Golpu + Link Zone; and

•	Golpu + Link Zone + NRG1;
     The PFS reports were subject to Gate Reviews and a Competent Persons Report. Neither the Gate Reviews nor the CPR identified any fatal flaws in the PFS reports but a number of outstanding issues were identified. The returns projected by the studies did not meet our requirements and it was decided not to immediately move to Feasibility stage. Further studies are planned for the fiscal 2009 to address outstanding issues and investigate alternative production scenarios which may improve projected returns.
Wafi Gold Projects
Introduction: The Wafi Gold resource is comprised of three main zones: Zone A, Zone B and the Link Zone (high grade lenses within Zone B). In addition to the Wafi resource, the Western Zone is an advanced exploration project.
Geology: The pre-feasibility study we undertook focused on extraction of the high grade Link Zone material, and on delineation of shallower oxidized mineralization, amenable to high gold recovery under standard cyanide leach conditions (associated with Zones A and B). Additional exploration activities have focused on the discovery of additional Link Zone style mineralization (such as the Western Zone) which may have the potential to improve Wafi gold project economics.
     Metallurgical test work for the Link Zone has focused on comminution test work and whole ore pressure oxidation that has demonstrated the technical viability of the processing method, with gold recoveries of approximately 95% achieved. The Wafi PFS showed the Link Zone not to be an economic scenario based on estimated costs and the assumed gold price.
     Metallurgical test work for the Non-Refractory gold ore (“NRG1”) focused on the establishment of cyanide recoveries in both the transitional and fully oxidized ores across the known mineralization. Test work has shown that the 95% recovery of gold in completely oxidized ores was consistently achieved. Recovery in the transitional material remains variable with indications that recoveries averaging 84% to 86% are able to be achieved. The Wafi PFS showed the NRG1 resource not to be an economic scenario based on estimated costs and the assumed gold price.
Project Status: Geotechnical, mining, infrastructure, and environmental investigations were undertaken as part of the Link Zone and NRG1 study, in parallel with the Golpu studies. Synergies between the Wafi Gold projects and the Golpu Copper project were utilized during the studies to minimize cost as far as possible. Despite these synergies the gold resources were not determined to be economic. Further work to expand gold resources and examine development alternatives are planned for the coming year.
Golpu Copper-Gold Project
Introduction: The Golpu Copper-Gold Project, or Golpu Project, is located approximately one kilometer northeast of the Wafi gold orebodies.
Geology: The Golpu host lithology is a typical zoned porphyry copper alteration halo, grading from potassic to phyllic to advanced argillic upwards in the core. Outwards from the core, the alteration grades from the above to argillic potassic, to propylitic. The mineralized body is a porphyry copper-gold ‘pipe’ with approximately 200 meters by 200 meters plan dimensions, slightly north plunging and still displaying strong mineralization at grades similar to those in the rest of the potassic alteration zone at 1.2 kilometers depth (the maximum depth to which it has been drilled). Recent drilling and reinterpretation have shown that copper and gold mineralization extend some way into the metasediment host rock immediately adjacent to the porphyry body. The mineralized metasediment has potential to add up to 75% to the volume of the porphyry stock if additional exploration defines the mineralization as part of the resource.
     The surface expression is oxidized and leached to about 150 meters vertical depth, resulting in a residual gold only mineralization from which the copper has been leached. At the oxidation interface, a strong 20- to 30 meters thick zone of supergene copper enrichment is developed which transitions at depth into a lower grade covellite-enargite ore. Beneath this is a zone of more covellite rich mineralization that contains lesser enargite and consequently less arsenic. From approximately 300 meters below surface, the ore exists in a covellite-rich (arsenic-poor) form grading into a chalcopyrite-bornite rich zone from approximately 500 meters to its current known depth of approximately 1.2 kilometers. We completed the pre-feasibility study for Golpu during the last quarter of fiscal 2007. The PFS identified a reserve of 78.5Mt at

1.1% Cu, 0.6g/t gold and 121 ppm Molybdenum. There is potential to significantly increase the mining inventory if additional mineralized metasediment material is able to be included in the resource estimate following further exploration activities.
     The metasediment domain comprises mineralization peripheral to the porphyry stock that is hosted in the metasediments. Mineralization in this zone is distributed irregularly around the porphyry stock with the majority occurring on the western side of the porphyry. Mineralization occurs in all three alteration types: advanced argillic, phyllic and potassic. Further work during subsequent phases of study will be planned with a view to converting the mineralized metasediment to an indicated resource, and subsequently a probable reserve.
Project Status: The Golpu PFS was undertaken as a standalone scenario and also in parallel with the Link Zone and NRG1 resources (Wafi PFS). The pre-feasibility studies indicate that an annual production rate of 10 million tons is achievable, utilizing the block cave mining method. Ore is planned to be mined from the block cave, and conveyed via an underground decline to a processing plant located in the Eastern foothills of the Watut River Valley, some 4 kilometers west of the deposit. Concentrate produced will be either pumped or truck-hauled to the port of Lae for dispatch to smelting markets. Production of copper metal on site has not been considered during the current phase of study. The cost of power at the site is presently high, with on site heavy fuel oil generation. It is not expected that on-site metal production will be viable unless power cost can be substantially reduced.
Additional Prospects and Exploration Potential: The Golpu and Wafi pre-feasibility studies focused on developing the Golpu copper-gold, the high-grade gold link zone mineralization and the non-refractory (oxide) portion of the A and B zone gold mineralization. However, excellent prospects remain in the immediate vicinity of the existing resource areas for porphyry Cu-Au and related epithermal Au mineralization. During fiscal 2008, the focus of the exploration program was within a 2 km radius of the Wafi Golpu deposits, and the Nambonga North Prospect has been identified where drilling has obtained a number of significant porphyry Cu-Au intercepts. At Western Zone, drilling has intersected high-grade Au mineralization similar to that of the Link Zone.
Nambonga North
Introduction: Nambonga North prospect lies approximately 2 km northwest of the Golpu deposit off the northwest margin of the diatreme. Initial exploration drilling tested a magnetic target with a coincident Cu-Mo geochemical anomaly at surface, and an Electromagnetic anomaly at depth outlined potential for a major zone of Au-Cu stock work mineralization associated with a separate porphyry intrusive. The drilling also intersected massive sulphide mineralization containing zinc lead and silver. Drilling during fiscal 2008 totaled 13 holes for 5,827m.
Project Status: Systematic step-out drilling at the prospect remains in progress on sections spaced 80m apart. This program will continue into the first half of fiscal 2009 to outline the limits of mineralization.
Western Zone
Introduction: Western Zone is located approximately 1.8 km west of the Golpu deposit and lies approximately 400m north of the Link zone off the western margin of the diatreme. Drilling during fiscal 2008 comprised 3 holes for 1,484m. Several intervals of high grade gold mineralization have been intersected, and like the Link Zone mineralization are associated with arsenical pyrite.
Project Status: Additional drill testing are planned in fiscal 2009 to test the down dip continuity of the mineralization.
Wafi Regional Exploration
Introduction: Porphyry copper-gold and stand-alone gold targets represent the best potential to crystallize value from the Wafi tenement group. Reprocessing of regional magnetics has outlined 7 discrete magnetic targets within a 14 km radius of the Wafi Golpu project. These all have the potential to deliver major gold or copper-gold systems in areas where there has been little or no previous exploration.
Project Status: Fiscal 2008 exploration focused on the Biamena Prospect. Planned for fiscal 2009 is first-pass exploration by way of soil and stream sediment sampling, mapping and reconnaissance rock chip sampling, and first pass reconnaissance drilling is planned for the remaining 6 targets (Mt. Tonn, Kendix, Bawaga, Zenapu, Mid Nambonga Yor Creek, Kesiago).
Biamena
Introduction: Biamena prospect lies approximately 12 km south of the Golpu deposit on EL1316. The prospect area was prioritized for follow-up work based on highly anomalous Cu-Au stream sediment geochemistry coincident with an intrusive unit evident in the magnetics.

Project Status: Work during fiscal 2008 has included surface trenching and soil sampling (1500 Samples), IP survey (80 line kilometers), and first pass drilling (2 holes 749m). Gold and copper results obtained from this work have been encouraging. Follow-up diamond drilling will be planned and scheduled based on integrated geochemical, geological and geophysical datasets during fiscal 2009.

REGULATION
Mineral Rights
South Africa
     South African law provides for the separate ownership of surface and mineral rights. Prior to the promulgation of the MPRDA on May 1, 2004, it was therefore possible for one person to own the surface of a property, another to own rights to precious metals, and yet another to own rights to base minerals. In terms of the MPRDA, all mineral rights in South Africa are now vested in the South African state. The principal objectives of the Act are:
•	to recognize the internationally accepted right of the state of South Africa to exercise full and permanent sovereignty over all the mineral and petroleum resources within South Africa;

•	to give effect to the principle of South Africa’s custodianship of its mineral and petroleum resources;

•	to promote equitable access to South Africa’s mineral and petroleum resources to all the people of South Africa;

•	to substantially and meaningfully expand opportunities for HDSAs including women, to enter the mineral and petroleum industry and to benefit from the exploitation of South Africa’s mineral and petroleum resources;

•	to promote economic growth and mineral and petroleum resources development in South Africa;

•	to promote employment and advance the social and economic welfare of all South Africans;

•	to provide security of tenure in respect of prospecting, exploration, mining and production operations;

•	to give effect to Section 24 of the South African Constitution by ensuring that South Africa’s mineral and petroleum resources are developed in an orderly and ecologically sustainable manner while promoting justifiable social and economic development; and

•	to ensure that holders of mining and production rights contribute towards socio-economic development of the areas in which they are operating.
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
     We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, the MPRDA has not had a significant impact on these mining and exploration activities because we are eligible to apply for new licenses over our existing operations, provided that we continue to comply with the Mining Charter. All of our new order licenses have been granted.
     We have already complied with the requirements of the Mining Charter, with an equivalent of 34% of production ounces qualifying as empowerment credit ounces. We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights” and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-region basis. The first application for conversion from “old order” to “new order” mining rights was for the Evander Operations and was lodged on May 21, 2004. The Evander mining license was the first conversion application in the region and in October 2004 we became the first senior company to convert “old order” to “new order” mining rights for our Evander and Randfontein operations. We have worked closely with the DME to help ensure, to the extent we are able, that the licenses are granted as swiftly as possible. The conversion of licenses for all our remaining operations were granted during November 2007 and Doornkop will be executed in October 2008.
     The MPRDA makes reference to royalties being payable to the South African government in terms of the Mineral and Petroleum Resources Royalty Bill which has not yet been enacted by Parliament. The fourth draft of the Mineral and Petroleum Resources Royalty Bill was tabled in Parliament on August 21, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. It is estimated that the formula could translate to a royalty rate of more than 2% of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5% rate proposed in the second draft in 2006. Should the bill be passed by Parliament in its current form, the royalty will become effective on May 1, 2009.
     The MPRDA intends to, among other things:
•	give effect to the Minister’s stated intention to promote investment in the South African mining industry;

•	establish objective criteria for compliance with the MPRDA’s socio- economic objectives;

•	remove the technical deficiencies of the MPRDA;

•	align the MPRDA with the Promotion of Administrative Justice Act, 2000; and

•	coordinate the environmental requirements between the MPRDA and the National Environmental Management Act.
PNG
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
Environmental Matters
South Africa
     We are committed to conducting our business in an ethically, morally socially and environmentally responsible manner that will protect human health, natural resources and the environment in which we live. We aim to balance our economic, social and environmental goals and responsibilities to achieve sustainable, profitable growth in our business and, more importantly, to work with communities and regulatory agencies to implement sound management practices which will ensure that our mining is conducted in an environmentally-safe manner. In addition, with regard to legacy mining impacts, we remain committed to identifying and implementing coordinated remediation plans that are acceptable to all relevant parties.

     In support of the above commitment, our environmental policy stipulates that:
•	Compliance

We will integrate environmental policies, programs and practices into all activities and policies of the organization as well as monitor the performance of these programs. We will strive to comply with all applicable municipal, provincial and national laws and regulations, as well as the other requirements to which we subscribe that are relevant to the environmental aspects of our activities, and encourage such compliance from those organizations with whom we do business;

•	Continual Improvement

We will evaluate and continually improve the effectiveness of our environmental management system through periodic audits, management reviews, and by achieving our environmental objectives. We will review this Environmental Policy annually and make it available to the public;

•	Pollution Prevention

We will actively design, operate, and maintain our mining activities with a focus on pollution prevention. We will strive towards the continual reduction of adverse environmental effects, supporting the principle of sustainable development;

•	Awareness

We will communicate this Environmental Policy to employees, contractors and suppliers to ensure their awareness of our commitment to the environment. We will provide appropriate training to all employees to ensure their continuing awareness of environmental responsibilities.
     In order to address and minimize the impact of our operations on the environment and take cognizance of the regulatory requirements, the following 5-year targets have been approved by the Board:

Scope of			Measurement	Comparable
Regulation	Aspect	Element	Criteria	Standard (GRI)	Target
APPA/AQA	Air Emissions	Electricity	kWh/ton treated/mined	x	15% reduction
		Fuels (Diesel/Petrol)	Litres/CO2 equivalents	√	15% reduction
		Dust	g/m2/day	x	15% reduction
		Methane	CO2 equivalents	√	30% reduction
		Coal (domestic)	t/year	√	50% reduction
NWA	Water	Consumptive Use	m3/ton treated/mined	x	10% reduction
Metal/Salt Discharge:
		- surface	tons	x	70% reduction
		- underground	tons	x	20% reduction
MPRDA and NNRA	Land - recycle	steel	tons	√	All waste will be handled through designated areas.
		plastic	tons	x
		timber	tons	√
		Oil/grease	litres	√	50% recycled
	Land - use	impacted	ha	√	10% reduction
     Our approach to environmental management encompasses the following four broad principles:
•	all relevant environmental risks should be identified and prioritized;

•	environmental issues should be dealt with promptly;

•	environmental issues, particularly relating to continuous non-compliance or potentially serious environmental impacts, should be notified and dealt with at the board level; and

•	we will adopt the best practicable environmental option; that is, the option that has most benefit, or causes the least damage to the environment, at a cost acceptable to society and affordable to us.
     We developed our environmental policy in consultation with various stakeholders such as mine managers, employees and unions, and which has the approval of the Chairman of the Sustainable Development Committee and the Chief Executive. It has also been adopted by each mine manager at signing ceremonies held at each shaft. It commits shafts to returning their areas of operation “as close as possible to the pre-mining state, thus creating sustainability and economic viability for generations to come”.
     The main areas of the policy are:
•	that environmental management is a corporate priority;

•	that environmental policies, programs and practices will be integrated into our activities;

•	that we will strive for continued improvement and efficiency;

•	that we will work with government departments and the public to come up with the best sustainable solutions;

•	that contractors and suppliers will be required to comply with our policy; and

•	that employees will be informed and educated regarding their environmental responsibilities.
     The focus was on implementing an environmental management policy at an operational level during fiscal 2007. During fiscal 2008, we continued the adoption of the ISO 14001 specification as the Environmental Management System (“EMS”) for the South African operations. The EMS is a structured approach for addressing the triple bottom-line (that is, social, economic and environmental), and forms the basis of environmental management at an operation level. ISO 14001 is a recognized and widely adopted EMS framework.
     The ISO4001 EMS is being introduced progressively throughout our South African operations. The planned program completion for this region is 2012. As at September 30, 2008, the implementation status is as follows:

Operation:	Implementation Status:
Doornkop	85% (with the Stage 1 external audit scheduled by end of November 2008)
Target	65%
Elandsrand	65%
Phakisa	55%
     Environmental policy and strategy within our business, as well as the environmental impact of our operations on regional communities, are overseen by the Sustainable Development Committee. The management of environmental issues at operational level is the responsibility of each divisional Chief Operational Officer, who is supported by line management in the various regions. Structure and reporting mechanisms are in place to ensure that the Board is kept fully informed, on a quarterly basis, of environmental matters within the group as well as progress made towards achieving targets set for key parameters.
     The Environmental Management Function (“EMF”) has been structured to support operational goals. Primarily, this means it will ensure reasonably practicable compliance with legislation, and the promotion of environmental awareness. At a regional level, environmental management managers provide advice and support to the relevant operational management teams. Given the diversity of the environmental issues being dealt with, one of the environmental challenges facing the operations is to effectively access the diverse range of skills necessary to address environmental issues. Concurrent rehabilitation and mitigation capacity resides within the various operational functions, such as surface engineering, metallurgy, etc. Where specific capacity is lacking in-house, use is made of external consultants with appropriate specialist expertise. Operational personnel are assisted by the EMF to determine the scope of work and consultants are selected and employed as the need arises. Their selection is conducted in terms of our procurement policy. Regional environmental managers meet on a quarterly basis as part of a process to encourage networking, information sharing and joint problem-solving. Staff members are encouraged to develop their skills through on-the-job training and external opportunities such as conferences and short courses. Current complements provide for further strengthening of the skills base of the EMF in line with our commitments. We support future staffing in the environmental area by mentoring two graduates (in the discipline) to fill future roles within our business. The process of rehabilitation has been given a boost with the appointment of a group level

Environmental Manager specifically charged with accelerating the rehabilitation of specific target areas with a view to obtain concurrent closure instead of the approach of viewing final mine closure at the end of life of mine.
     With this new appointment, we have initiated a process of identification and planning around environmentally sensitive sites in both the north and south regions to be rehabilitated in line with the requirements of the MPRDA and other relevant legislation. These areas have been identified for rehabilitation as part of our progressive rehabilitation and closure planning program, a predecessor program to the final mine closure plan (for the entire mine) for activities which must be carried out after production of minerals from the mine or when mining has ceased.
     Rehabilitation and closure plans are being developed internally for targeted areas where an urgent need for rehabilitation and formal closure has been identified. External expertise will be utilized should the need arise. Obtaining approval from the relevant authorities (notably DME, Department of Water Affairs and Forestry (“DWAF”) and, in some cases, National Nuclear Regulator (“NNR”)) for the rehabilitation and closure plans is essential.
     The rehabilitation programs are aimed at making the area suitable for future land development with a goal of achieving positive socio-economic spin-offs.
     Land use objectives are established in consultation with relevant government departments, local authorities, landowners and all relevant Interested and Affected Parties (“IAP”). IAP consultation forms part of the planning and development process as it is a prerequisite to closure plan approval. Obtaining the authorities’ approval (notably DME, DWAF and in some cases the NNR) on the rehabilitation and closure plans is of the essence. The rehabilitation programme is aimed at making the area suitable for future land development with positive socio- economic spin- offs to be realised therefrom. Land use objectives are established in consultation with relevant government departments, local authorities, landowners and all relevant interested and affected parties. IAP consultation forms part of the planning and development process which is a prerequisite to closure plan approval.
     Our environmental management strategy, which has been updated and given the full support of our Board and CEO, is guided by the environmental policy by prevailing environmental laws and the EMPRs developed by us for each operation and approved by the DME which are legally binding. We are not aware of any litigation, current or pending, against us in this regard.
     During the fiscal 2005, we were issued with directives from DWAF related to the collection, removal and re-use or disposal of extraneous groundwater in the Klerksdorp, Orkney, Stilfontein and Hartebeestfontein (“KOSH”) area. This follows the liquidation of the DRDGOLD North West operations in this area and the subsequent liquidation of Stilfontein, which brought an end to their pumping activities and threatened to flood other mines in the area. In February 2007, Harmony, AngloGold Ashanti and Simmer Jack Mines Limited entered into an agreement pursuant to which Margaret Water Company (“MWC”) was formed to manage the water emanating from the now defunct Stilfontein Gold Mine. MWC and the three mining companies entered into a loan agreement for the provision of a loan of R18.0 million (U.S.$2.56 million) from each mining company to MWC as seed funding for stabilization of the infrastructure.
     The Western Basin Environmental Corporation (“WBEC”) is in the process of funding the necessary infrastructure improvements to ensure the sustainability of the pumping operations. It continues to be managed by directors appointed by each of the relevant mining houses. The Western Utilities Corporation (“WUC”) established in order to fund the treatment of the water on a sustainable basis has secured sufficient offshore funding from offshore investor. WUC has entered into a management agreement with WBEC and has built and successfully operated three pilot plants over the last 8 months. The results of these trials are being analyzed and the full viability report will be available by the end of calendar 2008.
     The KOSH obligations have passed to Pamodzi with the sale of the Orkney operations to that company.
     We are expecting a revised DWAF directive pertaining to the water management of the Western Mining Void water decant during October 2008, which is expected to cover operating conditions leading up to final solution following the pilot work. Currently, we are in compliance with the regulators’ requirements within the operating constraints of the water treatment plan. We are also in regular contact with DWAF in this regard, and are actively minimizing our water discharge quantity by re-use in our metallurgical facilities.
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
     The bulk of our significant impacts are historic, and are currently managed in terms of site-specific procedures or codes of practice. Any major operational changes will, in future, take cognizance of the Environmental Impact Assessment (“EIA”) process and adhere to the outcomes of such studies. Furthermore, the continued development of EMSs, with respect to site monitoring and risk assessment, will allow for the inclusion of specific evaluation criteria in the decision-making process. We have conducted internal compliance assessments on all of our EMPRs. Assessments and non-compliance areas are being addressed. The results of the compliance assessment have been included in the application for conversion to new order mining rights.
     In accordance with legislation, we have established seven independent environmental rehabilitation trust funds to make adequate financial provision for the expected cost of environmental rehabilitation at mine closure and for the discharge of our obligations and contingency liability. Each operation estimates its expected environmental closure liability annually and this estimated amount is used to calculate the contributions to be made to the rehabilitation trust funds. The contributions are spread over the operational life-of-mine and contributions are made by each operation on an annual basis. The accumulated amount in the various South African rehabilitation trust funds as at June 30, 2008 was U.S.$205.5 million, while the total rehabilitation liability was U.S.$173.6 million in current monetary terms.
     The assets of each mine within each fund are ring-fenced and may not be used to cross-subsidize one another. Contributions to the various funds will continue to be made over the operations’ life-of-mine and each fund is expected to be fully-funded at the time of closure. Sudden and accidental pollution is covered under our public liability insurance policy. The Asset Management Committee formed during fiscal 2006 continues to co-ordinate the activities related to the disposal of assets and subsequent closure of redundant operational sites to an environmentally acceptable standard. The EMF is represented on the committee at senior management level. An important element of this committee’s work is to investigate alternative and appropriate land use, particularly in respect of those assets for which closure is being planned.
     Pursuant to South African law, mine properties must be rehabilitated upon closure. Mining companies are required by law to submit EMPRs, to the DME. EMPRs identify the rehabilitation issues for a mine and must also be approved by other South African government departments including, but not restricted to the DWAF.
     EMPRs have been prepared and submitted for all of our South African operations. All of our South African mining operations have permanent mining authorizations as required in terms of the previous Minerals Act 1991. We have already obtained all new order mining rights. We meet with and intend to continue to meet on a regular basis with the relevant government departments to continue the information sharing process that we have with them and to ensure the environmental impact of our mining operations are managed in accordance with applicable regulatory requirements and industry standards.

     All water uses are now in the process of being licensed, and we have submitted water-use registrations required by the National Water Act of 1998. We have also developed water management plans for all of our South African operations. This process is now extended to a full review and submission of Water Use License applications, which will take into account all water-related issues as well as planned projects.
     In addition, an environmental surveillance system has been implemented at slimes dams at our operations to monitor dust generation and fall-out in residential and other areas. This will assist in future dust suppression and the design and measurement of rehabilitation programs. In excess of R5 million (U.S.$0.7 million) has been spent in contouring the tops of the slimes dams concerned and to provide wind erosion containment measures and the supply of sewage discharge water to initiate vegetation growth in the coming season has been completed. In addition, spraying of the leading edges of the dams and dumps with eco-friendly palliatives to bind the soils in the short term is ongoing, although the palliatives have had limited success in binding the dust particles, further tests are ongoing.
Australia
     Our Western Australian Mt. Magnet operations are subject to applicable environmental legislation, and also specific site conditions attaching to the mining tenements imposed by the Department of Industry and Resources, to the operating licenses issued by the Department of Environmental Protection, and also to the water abstraction licenses issued by the Water and Rivers Commission.
     As a result, we must make provision for environmental rehabilitation whenever mining operations are conducted. While we believe that our current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect these Australian operations. The total Australian rehabilitation liability was A$20.3 million (U.S.$19.4 million) at the end of fiscal 2008.
     In Western Australia, rehabilitation obligations under the Mining Act are covered by environmental securities issued by us, or by performance bonds issued by our bankers and cash-backed by us. These bonds cannot be relinquished or cancelled without the approval of the Department of Industry and Resources. The amount of the bond is established prior to issuance of the tenement and commencement of operations, and generally is audited by the regional inspector. Thereafter, the amount is reviewed on an annual basis following our issuance of an annual environmental report. As areas are successfully rehabilitated, the bond requirement is reduced.
     Audits are generally conducted on a bi-annual basis by the Australian Department of Environmental Protection to determine compliance with the relevant operating license(s). There are currently no outstanding material non-compliance issues against our licenses.
     At each of our mines, we appointed a person dedicated to environmental matters who, in addition to organizing the implementation of the environmental management programs, monitors the impact of mining on the environment and responds to impacts that require specific attention outside of the normal program of environmental activities.
     The primary environmental focus at most of our operations is water management and the administration of areas outside the operating plants and shafts. The major objective is to ensure that water is of a quality fit for use by downstream users.
     Based on current environmental and regulatory requirements, we accrue for the estimated rehabilitation expense in full when mining commences and then amortizes these environmental rehabilitation costs over the operating life of a mine.
PNG
     Our PNG operations are in exploration, pre-feasibility study and project construction phases, and mining has not yet commenced. We are subject to applicable environmental legislation including specific site conditions attaching to the mining tenements imposed by the PNG Government Department of Environment and Conservation (“DEC”), to the terms and conditions of operating licenses issued by the Department of Mines and DEC, and also to the environment permit for water abstraction and discharge issued by DEC.
     The current status of our PNG projects can be summarized as follows:
     The Hidden Valley project is in the construction phase. The project has obtained and is in compliance with all permits and licenses required for the current stage of the project’s development. The access road to the Hidden Valley project site has been completed with part of the road sides successfully re-vegetated. The foundations have been completed for accommodation and administration buildings for the general mine infrastructure. Excavation is underway for the plant site, tailings storage facility and the access road to the open-pit. Government approval has been given to amend the environment permit based on an updated feasibility study for the site.
     The Wafi Golpu project is presently undertaking pre-feasibility studies. The project has obtained, and is in compliance with, all permits and licenses for the current stage of the project’s development.
     Harmony PNG is committed to working within the framework of corporate EMS in accordance with the international EMS standard, ISO 14001:2004, adapted for use in Australia and New Zealand as AS/NZS ISO 14001:2004 and the Equator Principles of the World Bank. These standards provide Harmony PNG with the elements of an effective EMS, that is, a procedure for implementing, achieving, reviewing and maintaining our environmental policy, and also incorporates good industry environmental management practices, which form the basis of a project-specific EMS.
     An EMS is a structured approach to managing an environmental program, and provides a quality system to guide:
•	development and implementation of environmental management procedures;

•	monitoring of environmental impacts and performance; and

•	review of procedures to ensure continual improvement.

Health and Safety Matters
South Africa
The Mine Health and Safety Act
     For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the Mine Health and Safety Act. The Minerals Act of 1991 has subsequently been repealed and the MPRDA promulgated. The findings of the Leon Commission of Inquiry into Health and Safety in the Mining Industry (held in April 1994) culminated in the Mine Health and Safety Act, which was a product of intensive discussion and debate between government, employers and employee representatives over an extended period of time. The objectives of the Mine Health and Safety Act are:
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
     Government, through the Department of Minerals and Energy, ordered the institution of audit teams to conduct legal compliance and systems and explosives control audits on mines across all commodities.
     It is anticipated that mining companies will incur additional expenditure in order to comply with the prescribed legislative requirements. Management anticipates that such additional expenditure will not have a material adverse effect upon our operational results or financial condition.
HIV & AIDS Policy
     We are actively pursuing holistic HIV & AIDS awareness campaigns with our South African workforce and are also providing medical assistance and anti-retroviral treatment. Employees who decide to leave their place of work and return home for care are cared for at their homes through the TEBA home based care system, to which we contribute. See “Risk Factors — Risks Relating to Our Business and Our Industry — HIV & AIDS poses risks to Harmony in terms of productivity and costs” and “Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services may increase in the future”.
     In South Africa, we have an agreement with the relevant stakeholders concerning the management of HIV & AIDS in the workplace. This agreement, originally signed in 2002 with the National Union of Mine Workers (“NUM”) and the United Association of South Africa (“UASA”) was amended for the third time in August 2006. While many aspects of the policy have remained unaltered, the most fundamental change is the inclusion in the policy of a broad spectrum of chronic manageable diseases other than HIV & AIDS such as diabetes, asthma and hypertension. This was done in order to minimize the stigma surrounding stand alone HIV & AIDS treatment centers and also to emphasize our view that HIV & AIDS should no longer be viewed as a death sentence, but rather a chronic, manageable disease. The agreement also serves to reassure our employees of our commitment to the respect of all human rights. During the early stages of the implementation of the HIV & AIDS program, the agreement was also used as a marketing tool to encourage employee participation in the Harmony HIV & AIDS Program.
     Our HIV & AIDS Program, fully supported at all levels of management, is overseen by a qualified medical practitioner together with the assistance of qualified consultants and experts. In September 2005, an independent consultant, the Health Monitor Group, undertook a second business impact assessment for the group. Based on actuarial information, the assessment revealed that the prevalence rates of HIV & AIDS within our business have stabilized at around 30%. This result was in line with the first or baseline assessment that was done in 2003. The introduction of Highly Active Anti-Retroviral Therapy has also helped to manage the treatment of HIV & AIDS infected employees. The effectiveness of these measures will only be determined over time. We are currently negotiating an agreement on the Traditional Health Practitioners with the NUM and we have a contracted a dually qualified Western Doctor/Traditional Health Practitioner who attends to patients once weekly at the clinic in Randfontein and also advises us in view of the pending National Traditional Health Practitioners Bill. A third HIV & AIDS impact assessment will be completed by the end of December 2008, and the effects of the availability of anti-retroviral drugs will only begin to show on the current analysis. The issue has not yet been finalized by the Harmony Council because through these negotiations management identified a need for a workshop on the bill to ensure that all negotiating parties have the same information and understanding on the contents of the bill. We are currently awaiting a date for the workshop from the National Department of Health’s Traditional Health Practitioner’s Office.
     In fiscal 2008, there were 82 documented AIDS related deaths as compared to 52 in fiscal 2007 and 49 in 2006. In addition, 166 employees left as a result of medical repatriation in fiscal 2008 as compared to 783 in fiscal 2007 and 1,572 in fiscal 2006. Medical repatriations refer to those employees who are not sufficiently well to continue working with us and are thus provided with an early and humane exit.
     We embarked upon a holistic and integrated campaign in fiscal 2008 in which approximately R19.0 million (U.S.$2.6 million) was spent.
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
     We currently believe that the prevalence of HIV & AIDS-related diseases among our Australian workforce is not material to our Australian operations.
PNG
     PNG has a significant mining industry, and a developing system of occupational health and safety. The Mining (Safety) Act of 1977 (PNG) is the principal legislation that addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
     Although reliable statistics with regard to infection rates are not readily available, preliminary results indicate that PNG is in the early stages of an AIDS pandemic. As part of the development of the Hidden Valley project, and other exploration activities carried out by us in PNG, we have rolled out a health care strategy for our employees to increase Aids awareness. See “Risk Factors — Risks Relating to Our Business and Our Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and “Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services may increase in the future”.

Item 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.
Overview
     We conduct underground and surface gold mining and related activities, including exploration, processing, smelting and beneficiation. Our operations have grown significantly since 1995, largely through acquisitions. Since 1995, we have expanded from a lease-bound mining operation into an independent world-class gold producer. We are currently the third largest producer of gold in South Africa, producing some 23.4% of the country’s gold output, and are among the world’s top ten gold producers. Our gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 1.9 million ounces of gold in fiscal 2008. As at June 30, 2008, our mining operations reported total proven and probable reserves of approximately 50.5 million ounces and in fiscal 2008, we processed approximately 25.4 million tons of ore.
     Previously, the South African underground operations were treated as three separate reporting segments for management and reporting purposes, being “Quality”, “Leveraged” and “Growth”. After the “Back to Basics” restructuring, management now distinguishes between “Underground” and “Surface”, with each shaft or group of shafts managed by a team (headed by a single general manager) being considered to be an operating segment.
     Our South African reportable segments are as follows:
•	Tshepong, Phakisa, Bambanani, Doornkop, Elandsrand, Target, Evander operations, Masimong, Virginia operations and Cooke operations (classified as discontinued operations); and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” or “Other — Surface”.
Critical Accounting Policies and Estimates
     The preparation of our financial statements in accordance with IFRS as issued by the IASB requires management to make estimates and assumptions that affect the reported results of our operations. Actual results may differ from those estimates. We have identified the most critical accounting policies upon which our financial results depend. Some of our accounting policies require the application of significant judgment and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.
     Our significant accounting policies are described in more detail in note 2 to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in reporting Item 18. “Financial Statements”. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact our financial results and future financial performance.
Depreciation and Amortization of Mining Assets
     Depreciation and amortization expense is calculated using the units of production method and is based on our current gold production as a percentage of total expected gold production over the lives of our mines. The lives of the mines are estimated by our geology department using proven and probable mineral reserves, as determined in accordance with SAMREC, JORC and SEC Industry Guide 7.
     The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining our mineral reserves, such as the gold price, foreign currency exchange rates, working costs and working rates. We regularly review the lives of the mines and economic capacity of those assets with reference to any events or circumstances that may indicate an adjustment is needed. Given the significance of mining assets to our financial statements, any changes to the life of mine could have a material impact on the annual amortization charge and materially impact on our results of operations and financial conditions. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.”
Impairment of Property, Plant and Equipment
     We review and evaluate our mining assets for impairment when events or changes in circumstances indicate the related carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets.
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2008, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of U.S.$750 per ounce and South African and Australian dollar exchange rates of U.S.$1 = R7.46 and A$1 = U.S.$0.80, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and Greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
     As discussed above under “Depreciation and amortization of mining assets”, various factors could impact our ability to achieve our forecasted production schedules from proven and probable reserves. Additionally, gold prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and Greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.
     During fiscal 2008, we recorded impairments of U.S.$27 million, and during fiscal 2007 and 2006, reversals of impairments of U.S.$19 million and U.S.$30 million, respectively, on property, plant and equipment, all from continuing operations. Material changes to any of these factors or assumptions discussed above could result in future impairment charges.
Carrying Value of Goodwill
     We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets. To accomplish this, we compare the recoverable amounts of our cash generating units to their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. If the carrying value of a cash generating unit were to exceed its recoverable amount at the time of the evaluation, we would compare the implied fair value of the cash generating unit’s goodwill to its carrying amount and any shortfall would be charged to consolidated income statements. Assumptions underlying fair value estimates are subject to risks and uncertainties. If these assumptions change in future, we may need to record impairment charges on goodwill not previously recorded.
     During fiscal 2008, we recorded an impairment of U.S.$13 million on goodwill.

Provision for environmental rehabilitation
     Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalized to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is depreciated as discussed above. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against income as incurred.
Deferred Tax Asset
     We do not recognize a deferred tax asset when it is more likely than not that the asset will not be utilized. Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance date could be impacted. Additionally, future charges in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance date.
Revenue
     Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely”.
     As a general rule, we sell our gold produced at market prices to obtain the maximum benefit from increases in the prevailing gold price and do not enter into hedging arrangements such as forward sales or derivatives that establish a price in advance for the sale of our future gold production.
     A substantial proportion of the production at each of New Hampton and Hill 50 in Australia was already hedged when we acquired them. Since fiscal 2002, in line with our strategy of being generally unhedged, we evaluated the hedge agreements as well as market conditions and closed out the hedge contracts at the time that provided the most benefits. The last of the contracts were closed out during fiscal 2007, which resulted in our being unhedged in line with our stated company policy to give shareholders full exposure to the gold price.
     Our costs of closing out certain operations hedge positions in fiscal years 2007 and 2006 was approximately U.S.$60 million and U.S.$34 million, respectively, before taxes.
     Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near-term.
Harmony’s Realized Gold Price
     The average gold price in U.S. dollars received by us has generally increased since January 1, 2002. In fiscal 2008, the average gold price in U.S. dollars received by us for continuing operations was U.S.$818 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely”.
     The following table sets out the average, the high and the low London Bullion Market price of gold and our average U.S. dollar sales price during the past three fiscal years:

	Fiscal Year Ended
	June 30
	2008	2007	2006
		($/oz)
Average	821	638	527
High	1,011	692	726
Low	649	561	418

	Fiscal Year Ended
	June 30
	2008	2007	2006
		($/oz)
Harmony’s average sales price — continuing operations (1)	818	638	529

(1)	Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.
Costs
     Our cash costs and expenses typically make up over 80% of our total costs. The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of our production costs.
     Our cash costs for continuing operations has increased from U.S.$440 per ounce in fiscal 2006 to U.S.$591 per ounce in fiscal 2008, mainly as a result of lower production volumes, the impact of increased labor and energy costs as well as inflationary pressures on supply contracts. In U.S. dollar terms, these increases were offset by the depreciation of the Rand-U.S. dollar exchange rate.
     Our U.S. translated costs are very sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates”. Appreciation of the Rand and other non-U.S. currencies against the U.S. dollar increases working costs at our operations when those costs are translated into U.S. dollars. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand and other non-U.S. currencies, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand and other non-U.S. currencies”.
     The South African Rand depreciated approximately 11% against the U.S. dollar in fiscal 2008 compared to fiscal 2007. In the case of our International operations, both the Australian dollar and Kina appreciated 13% and 12%, respectively, against the U.S. dollar in fiscal 2008 compared to fiscal 2007.
Reconciliation of Non-GAAP Measures
     Total cash costs and total cash costs per ounce are non-GAAP measures.
     Our cash costs consist primarily of production costs and are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined.
     We have calculated total cash costs and total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories and ore stockpiles and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination cost is included, however, employee termination costs associated with major restructuring and shaft closures are excluded.
     Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the International operations, the Australian dollar and Kina. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS as issued by the IASB. In addition, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

     The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:
     Continuing operations
     The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sale from continuing operations:

	Fiscal year ended June 30,
	2008	2007	2006
	(in $ millions, except per ounce amounts)
Total cost of sales from continuing operations — under IFRS	1,122	929	909
Depreciation and amortization expense	(117)	(106)	(138)
(Provision)/reversal of provision for rehabilitation costs	(1)	6	3
Care and maintenance costs of restructured shafts	(10)	(8)	(22)
Employment termination and restructuring costs	(29)	—	12
Share-based payments	(6)	(6)	(15)
(Impairment)/reversal of impairment of assets	(40)	19	30
Provision for post retirement benefits	(1)	2	(1)
Total cash costs from continuing operations — using Gold Institute guidance	918	836	778
Per ounce calculation:
Ounces sold	1,550,527	1,747,071	1,769,951
Total cash cost per ounce from continuing operations — using Gold Institute guidance	591	479	440
     Discontinued operations
          The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:

	Fiscal year ended June 30,
	2008	2007	2006
	(in $ millions, except per ounce amounts)
Total cost of sales from discontinued operations — under IFRS	237	418	300
Depreciation and amortization expense	(7)	(57)	(35)
(Provision)/reversal of provision for rehabilitation costs	(1)	(5)	(1)
Care and maintenance costs of restructured shafts	—	(1)	(6)
Employment termination and restructuring costs	(4)	—	1
Share-based payments	—	(1)	(1)
(Impairment)/reversal of impairment of assets	5	(56)	—
Total cash costs from discontinued operations — using Gold Institute guidance	230	298	258
Per ounce calculation:
Ounces sold	398,249	587,127	616,974
Total cash cost per ounce from discontinued operations — using Gold Institute guidance	576	507	418

Total Harmony — Continuing and discontinued operations

	Fiscal year ended June 30,
	2008	2007	2006
	(in $ millions, except per ounce amounts)
Total production costs — under IFRS	1,359	1,347	1,209
Depreciation and amortization expense	(124)	(163)	(173)
(Provision)/reversal of provision for rehabilitation costs	(2)	1	2
Care and maintenance costs of restructured shafts	(10)	(9)	(28)
Employment termination and restructuring costs	(33)	—	13
Share-based payments	(6)	(7)	(16)
(Impairment)/reversal of impairment of assets	(35)	(37)	30
Provision for post retirement benefits	(1)	2	(1)
Total cash costs — using Gold Institute guidance	1,148	1,134	1,036
Per ounce calculation:
Ounces sold	1,948,776	2,334,198	2,386,925
Total cash cost per ounce — using Gold Institute guidance	589	486	436
     Within this disclosure document, our discussion and analysis is focused on the total cash costs measure as defined by the Gold Institute.
     While recognizing the importance of reducing cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. See Item 4. “Information on the Company — Business — Strategy”.
Exchange Rates
     Our revenues are very sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar.
     Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in U.S. dollars, most of our revenues are received in U.S. dollars. The average gold price received by us during fiscal 2008 increased U.S.$180 per ounce to U.S.$818 per ounce from U.S.$638 per ounce during fiscal 2007. Appreciation of the Rand against the U.S. dollar increases our U.S. dollar working costs at our South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strength in the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
     The exchange rates obtained when converting U.S. dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2008 is R7.80 per U.S.$1.00, expect for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R7.04 per U.S.$1.00 as at June 30, 2007, reflecting a depreciation of 11% of the Rand against the U.S. dollar when compared with June 30, 2007. Income statement items were converted at the average exchange rate for the fiscal 2008 (R7.26 per U.S.$1.00), reflecting a depreciation of 1% of the Rand against the U.S. dollar when compared with fiscal 2007. The majority of our working costs are incurred in Rands and as a result this depreciation of the Rand against the U.S. dollar would reduce our working costs when translated into U.S. dollars. This effect was however negated by increases in our labor costs as well as inflationary pressures on our consumable stores and energy cost, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2008. Depreciation of the Rand against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. Similarly, at our International operations, depreciation of the Australia dollar or Kina against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand and other non-U.S. currencies, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand and other non-U.S. currencies”.

Inflation
     Our operations have been materially impacted by inflation in recent years. At the end of fiscal 2008, inflation in South Africa was 11.6%, a high level in recent years, and may rise further. Because our costs are primarily in Rand and we generally sell our gold in U.S. dollars, movements in the Rand — U.S. dollar exchange rate may further influence the impact of inflation on our profits. To the extent the Rand depreciates against the U.S. dollar, this depreciation may offset the impact of inflation. The Rand depreciated approximately 11% in fiscal 2008, as compared to a 2% strengthening in fiscal 2007 and 7% weakening in fiscal 2006.
South African Socio-Economic Environment
     We are a South African company and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3. “Key Information — Risk Factors — Socio-economic instability in South Africa or regionally may have an adverse effect on Harmony’s operations and profits”.
     South African companies are subject to significant exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to significant restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. As a result, we have historically financed our offshore acquisitions with offshore long-term debt. See Item 10. “Additional Information — Exchange Controls”.
     Social and Labor Plans, or SLPs, have been developed for each of our South African operations. These SLPs are prepared in line with legislation governing the participation of HDSAs in mining assets.
     We have been granted all of our mining licenses under the MPRDA. We have therefore already started to incur expenses relating to HDSA participation. We believe the biggest challenge will lie in maintaining these licenses, as we will have a responsibility in respect of human resource development, procurement and local economic development. We are unable, however, to provide a specific amount of what the estimated cost of compliance will be but we will continue to monitor these costs on an ongoing basis.
Royalties
     The MPRDA makes reference to royalties being payable to the South African government in terms of the Mineral and Petroleum Resources Royalty Bill which has not yet been enacted by Parliament. The fourth draft of the Mineral and Petroleum Resources Royalty Bill was tabled in Parliament on August 21, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation and after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0,5% and a maximum of 5% for gold. It is estimated that the formula could translate to a royalty rate of more than 2% of gross sales in terms of current pricing assumptions. The latest proposal results in a large increase from the 1.5% rate proposed in the second draft in 2006. The royalty is to become effective on May 1, 2009, if the Bill is passed by Parliament in its current form.
Costs
     In order to better control our costs, we have reinstated the focus on monthly reviews to ensure that stringent cost control measures are in place and enforced. This will assist us in monitoring and reducing consumable costs.
     Due to the fact that the new mines are expected to start producing high volumes of ore, due to better economics of scale, at higher grades, we expect that cash operating costs in dollar per ounce terms will be reduced. This will be dependent on our achieving our operational plans. The higher grade is expected to balance the decrease in volume, ensuring that there is consistency in the ounces produced, with an increase expected in revenue due to the increase in the gold price, as per our long term view on the various factors influencing the Rand gold price.
     We reassessed our labor force and implemented several measures to reduce labor costs. These measures included terminating some contractors and offering voluntary severance packages to employees.
Conops
     For some years, mining companies have been trying to implement the concept of Conops on the basis that it is, in theory, a better practice to utilize the company’s capital intensive, fixed assets for every day (excluding public holidays) of the year rather than for 80% of the year. It was estimated that Conops should result in increased production of around 25%, with a cost increase in the region of 18%, which would lead to increased profitability. We have been one of the few companies that had actually been able to implement Conops, with some degree of success and with the cooperation of the labor unions.
     However as part of our complete review of the operations in fiscal 2008, our Executive Committee took a long and hard look at the real benefits of Conops. In essence, we undertook a due diligence as if we were evaluating it for the first time. These internal due diligences were conducted at the Tshepong, Elandsrand, Masimong, Evander No 8 and Winkelhaak shafts, as well as at Cooke 2 operations (Target is the only other shaft in the group that uses Conops).
     A thorough fact-finding process was conducted within the mining, engineering (production as well as shafts and services), human resources and financial disciplines in order to understand the reasons behind the gaps that prevented the full realisation and potential of Conops. As part of the process, all service functions, engineering maintenance, response time to breakdowns, weekend service level requirements as well as commissioning and maintaining of related equipment were scrutinized.
     Conops proved to be unsuitable at Masimong and was discontinued here in November 2007, with the additional workforce being transferred to Phakisa. Action plans were drawn up by each shaft management team for the remaining operations to address those issues that were identified as requiring attention. Based on these assessments, Conops was stopped at Tsephong in January 2008, and at Elandsrand in February 2008 and Evander 2 and 5 and at Randfontein’s Cooke 1, 2 and 3 operations by the end of fiscal 2008. Conops continued at Evander 8.
Productivity
     The decline in productivity has been one of the challenges facing the South African gold industry for a number of years. This decline in our productivity mainly came as a result of an aging workforce, the health of the workforce that has been negatively impacted by HIV/Aids, increased working distances from shafts and aging infrastructure. We reacted to these challenges through various initiatives including the “Healthy workforce” drive, the VCT campaign (voluntary testing and counseling), upgrade of rail bound equipment and track work and other improvement projects.
Electricity Supply
     On January 24, 2008, ESKOM (the South African electricity supply body) advised us that it would be interrupting the power supply to our South African operations. As the safety of the miners could not be guaranteed, mining was halted for four days, after which shafts operated at between 60% — 80% of capacity. A meeting between ESKOM and its industrial consumers was held on January 29, 2008, whereby ESKOM committed to supplying 90% of our electricity demand prior to the shut down. This came into effect on February 1, 2008. Management has restructured operating processes in order to gain the most effective and efficient use of the electricity allotted. We have devised new strategies on optimizing operations to produce at 90% of previous electricity supply to ensure that we deliver in line with our strategic plans.
Results of Operations
Years Ended June 30, 2008 and 2007
Continuing Operations
Revenues
     Revenue increased U.S.$153 million, or 14%, from U.S.$1,116 million in fiscal 2007 to U.S.$1,269 million in fiscal 2008. This increase is attributable primarily to the higher average price of gold received by us, U.S.$818 per ounce in 2008 compared to U.S.$638 per ounce in 2007. This increase was partially offset by a decrease in ounces produced.
     Our gold sales decreased 196,544 ounces, or 11%, from 1,747,071 in fiscal 2007 to 1,550,527 in fiscal 2008. The grade recovered was lower, at 0.08 ounces per ton in fiscal 2008 compared to 0.10 ounces per ton in fiscal 2007, negatively impacting on the ounces produced. The lower recovery grade was as a result of the increase in tons treated from surface tailings dams at a lower recovery grade.
     At Bambanani ounces produced decreased by 19%, from 189,683 in fiscal 2007 to 158,985 in fiscal 2008. This was due to the restructuring of the shaft as a result of power constraints. This was offset by a better recovery grade which increased from 0.154 ounces per ton in fiscal 2007 to 0.174 ounces per ton in fiscal 2008.
     At Doornkop ounces produced decreased from 57,364 in fiscal 2007 to 44,143 in fiscal 2008. Production volumes decreased by 103,000 tons, or 37%, primarily due to an 18 day production stoppage to facilitate shaft work related to the South Reef project as well as three days lost due to Eskom’s power management process.
     At Elandsrand ounces produced decreased from 194,710 in fiscal 2007 to 158,631. This was due to a decrease in volumes mainly as a result of days lost due to the accident in October 2007, as well as a decrease in grade.

     At Target ounces produced decreased by 40% from 142,433 in fiscal 2007 to 85,006 in fiscal 2008. Production volumes decreased by 24% mainly due to issues relating to the massive stopes, which also impacted on the grade.
     At Masimong ounces produced decreased by 21%, or 30,383 ounces, from 147,958 in fiscal 2007 to 117,575 in fiscal 2008. This was due to a decrease in production volumes from 1,0740,000 tons to 892,000 tons as a result of the restructuring process at the shaft.
     The ounces produced at Kalgold increased by 66% from 56,129 in fiscal 2007 to 93,172 in fiscal 2008. This was due to a 72% increase in recovery grade from 0.032 ounces per ton in fiscal 2007 to 0.055 ounces per ton in fiscal 2008. This was due to the higher grade mined in the D-zone pit.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.
a) Production costs
     The following table sets out our total ounces sold and weighted average cash costs per ounce for fiscal 2008 and fiscal 2007:

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2008		2007		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA
Tshepong	273,119	457	318,887	351	30
Phakisa	4,212	558	—	—	—
Bambanani	158,985	641	197,060	586	9
Doornkop	44,143	703	57,364	439	60
Elandsrand	158,631	652	194,710	527	24
Target	85,006	605	142,433	370	64
Masimong	117,575	745	147,958	559	33
Evander operations	240,037	525	235,443	481	9
Virginia operations	250,324	719	266,948	546	32
Other — underground	69,574	744	104,507	488	52
Other — surface	148,921	390	81,761	428	(9)

INTERNATIONAL
PNG	—	—	—	—	—
Total continuing operations	1,550,527		1,747,071
Weighted average		591		479	23
     Our average cash costs from continuing operations increased by U.S.$112 per ounce, or 23%, from U.S.$479 per ounce in fiscal 2007 to U.S.$591 per ounce in fiscal 2008. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in U.S. dollars per ounce in fiscal 2008 was attributable primarily to an increase in operating cost as well as the decrease in ounces produced when compared to fiscal 2007. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost.
     At Tshepong, the cash costs increased from U.S.$351 in fiscal 2007 to U.S.$457, or 30%, in fiscal 2008. This was due to the decrease in ounces produced in fiscal 2008 as well an increase of 11% related to increases in labor and supply costs.
     At Doornkop, the cash costs increased by 60%, from U.S.$439 in fiscal 2007 to U.S.$703 in fiscal 2008, primarily due to lower production volumes and industry-wide cost increases.

     At Target, the cash costs increased from U.S.$370 in fiscal 2007 to U.S.$605 in fiscal 2008, or by 64%, primarily due to lower recovery grades and volumes resulting from issues experienced during fiscal 2008.
     At Masimong, the cash costs increased by 33% from U.S.$559 in fiscal 2007 to U.S.$745 in fiscal 2008, primarily due to the restructuring and cessation of Conops, as well as a decrease in ounces produced.
     Under Other — Underground, the cash costs at Joel increased from U.S.$418 in fiscal 2007 to U.S.$639 in fiscal 2008, or 53%. This was due to the decrease in tonnage after re-equipping resulted in the shaft not being fully operational for the first six months of fiscal 2008. Costs were also 17% higher in fiscal 2008. Also, at St. Helena, cash costs increased by 81% from U.S.$840 per ounce in fiscal 2007 to U.S.$1,523 per ounce in fiscal 2008. This was due to the fact that the shaft was closed during fiscal 2008.
     Under Other — Surface, the cash costs at Kalgold decreased by 15% from U.S.$485 in fiscal 2007 to U.S.$411 in fiscal 2008, primarily due to the increase in ounces produced. This was offset by an increase of 30% at Phoenix, from U.S.$293 to U.S.$381, as a result of a decrease in grade and an increase in volumes and transport costs
b) Depreciation and amortization
     Depreciation and amortization increased to U.S.$117 million in fiscal 2008, from U.S.$106 million in fiscal 2007. This increase relates primarily to the increase in depreciation on non-mining assets (U.S.$4 million) and borrowings’ issue costs (U.S.$3 million). The commencement of depreciation on the two completed levels on the Elandsrand New Mine during July 2007 resulted in a depreciation charge of U.S.$2 million. These increases offset the decrease resulting from a decrease in production.
c) Employment termination and restructuring costs
     The charge for employment termination and restructuring costs increased from U.S.$nil in fiscal 2007 to U.S.$29 million in fiscal 2008. The charge in fiscal 2008 relates to the voluntary retrenchment process that was initiated in December 2007 when management decided to decentralize central services and the cessation of Conops at several of the operations. By the end of fiscal 2008, the process had been completed.
d) Impairment of assets
     The impairment charge increased from a credit of U.S.$19 million in fiscal 2007 to a charge of U.S.$40 million in fiscal 2008. The charge in fiscal 2008 relates to impairments at the Evander and other underground operations as well as surface operations (Kalgold). Included in the amount is U.S.$13 million for goodwill related to certain shafts that were included under “Other — Underground”. These impairments resulted primarily from a decrease in the expected life of mine of these operations, as well as an increase in the costs to operate the shafts. These changes resulted in the carrying amount exceeding the recoverable amount. The credit in fiscal 2007 resulted from reversals at surface operations (Kalgold) and other underground operations. This was offset by a charge of U.S.$2 million relating to the cessation of operations at the Refinery in the Free State.
Other expenses/income
     Charges for other expenses increased to U.S.$15 million, compared with a credit of U.S.$25 million in fiscal 2007. This was primarily due to the decrease of profit on disposal of property, plant and equipment from U.S.$25 million in fiscal 2007 to U.S.$nil in fiscal 2008. Also contributing was the increase in provision for bad debts from U.S.$1 million in fiscal 2007 to U.S.$14 million in fiscal 2008. This provision relates to trade and loans receivables that have exceeded their payment terms, and where we believe that recoverability is doubtful.
     These charges were offset by the increase of U.S.$15 million in foreign exchange gains related to the loans to the International operations. These loans, which was previously designated as net investments of the Group’s International operations, were de-designated in fiscal 2008, mainly as a result of the expected proceeds from the PNG Partnership Agreement (see “Recent Developments”). Accumulated exchange gains/(losses) that arose while the loans were considered to form part of the Group’s net investment in its International operations will be reclassified to the consolidated income statement as and when the loans are repaid.
Loss from associates
     The loss from associates increased from U.S.$3 million in fiscal 2007 to U.S.$11 million in fiscal 2008. The increase relates primarily to inclusion of losses from Pamodzi from since acquisition on February 27, 2008.
Profit on sale of investment in associate
     The profit on sale of investment in associate decreased to U.S.$nil in fiscal 2008 from U.S.$33 million in fiscal 2007. The amount in 2007 was as a result of the disposal of our interest in Western Areas in exchange for Gold Fields shares.

Impairment of investment in associate
     The charge relating the impairment of investment in associate increased from U.S.$nil in fiscal 2007 to U.S.$12 million in fiscal 2008. The amount in fiscal 2008 relates primarily to the impairment of the investment in Pamodzi. The recoverable amount was determined with reference to the market value of the listed shares, which would be the amount we would receive on disposal of the shares. As the carrying value exceeded the recoverable amount, the investment was impaired down to this amount.
Fair value of non-derivative financial instruments
     The gains in fiscal years 2007 and 2008 are related to the investment in ARM held by the ARM Empowerment Trust, where the increase in the share value of the ARM shares above R29 (U.S.$4.62) per share is limited to the interest capitalized on the Nedbank loan.
Loss on sale of listed investments
     The loss on sale of listed investments increased from U.S.$5 million in fiscal 2007 to U.S.$63 million in fiscal 2008. The amount in 2008 relates to the sale of the remainder of the investment in Gold Fields. The loss in fiscal 2007 arose when we disposed of a portion of our interest in Gold Fields through various transactions.
Investment income
     Investment income increased from U.S.$27 million in fiscal 2007 to U.S.$39 million in fiscal 2008, primarily to the increase in interest received on loans (U.S.$4 million) and held-to-maturity investments, being our environmental trust funds (U.S.$4 million). Also contributing was an increase in dividends received from U.S.$3 million in fiscal 2007 to U.S.$5 million in fiscal 2008, which related to the Gold Fields shares.
Finance costs
     Finance costs increased from U.S.$65 million in fiscal 2007 to U.S.$70 million in fiscal 2008. This was due primarily to the increase in interest rates as well as the increase in the balance of the outstanding debt. This was offset by the increase in interest capitalized to qualifying assets, from U.S.$10 million in fiscal 2007 to U.S.$22 million in fiscal 2008. See “Recent Accounting Pronouncements” for a discussion on the early-adoption of IAS 23 (Revised) — Borrowing Costs.
Income and Mining Taxes
     South Africa. We pay taxes on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a formula that takes into account our total revenue and profits from, and capital expenditures for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the applicable gold mine formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which the taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries each make our own calculation of taxable income.
     The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, (“STC”). The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 10% (previously 12,5%). To the extent we receive dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to STC. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining taxable income. In 2008, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made. In 2007, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 35% for mining income and 29% for non-mining income if the STC exemption election was not made. In 1993, we elected to pay the STC tax. All of our South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2008	2007
Effective tax rate (expense)/benefit	172%	(25)%
     The effective tax rate for fiscal 2008 was higher than the statutory tax rate of 43% for us and our subsidiaries as a whole. The most significant reasons for the increase in the effective tax rate in fiscal 2008 relates to non-deductible expenses and prior year adjustments. Offsetting this is the difference between the SA mining statutory tax rate and the rate used to provide deferred tax and other tax dispensations granted on certain mining assets. Included in the non-deductible expenses is the impairment on investment in associate (U.S.$11 million) and loss on sale of investments (U.S.$63 million).
     PNG. We are in the process of developing the Hidden Valley Project in PNG. We are also reviewing other potential projects and carrying out extensive exploration.
     PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. In certain circumstances there is an ability to transfer the tax benefit obtained through exploration expenditure between projects and wholly owned companies. Tax losses are generally quarantined and cannot be transferred between projects.
     PNG mining companies are taxed at a rate of tax of 30%.
     Capital development and exploration expenditure incurred in PNG is capitalized for tax purposes and can be generally deducted at 25% per annum on a diminishing value basis against project income.
     PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non residents. Although PNG also imposes interest withholding tax on interest off shore, PNG mining operations may qualify for an exemption.
Discontinued Operations
Revenues
     Revenues decreased from U.S.$372 million in fiscal 2007 to U.S.$312 million in fiscal 2008, due to the fact that South Kalgoorlie and Orkney operations were sold in December 2007 and February 2008, respectively, as well as Mt Magnet being placed on care and maintenance. Also contributing is lower ounces produced at the Cooke operations. These decreases were offset by an increase in the average gold price received.
Costs
     Costs decreased from U.S.$374 million in fiscal 2007 to U.S.$236 million in fiscal 2008. This was due to the sale of South Kalgoorlie and Orkney operations during fiscal 2008. Also contributing is the decrease in the depreciation and amortization charge from U.S.$57 million in fiscal 2007 to U.S.$7 million in fiscal 2008. This was due to the cessation of charging depreciation on assets classified as held for sale. The profit on sale of the South Kalgoorlie and Orkney operations amounted to a credit of U.S.$13 million.
Impairment of assets
     The impairment of assets charge decreased from a charge of U.S.$56 million in fiscal 2007 to a credit of U.S.$5 million in fiscal 2008. These amounts in fiscal 2007 and 2008 relate to adjustments to the carrying value of Australian operations’ assets when they were classified as held for sale and subsequent reporting dates.
Income and Mining Taxes
     South Africa. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section.
     In 2008, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made. In 2007, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 35% for mining income and 29% for non-mining income if the STC exemption election was not made.
     Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of our Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Ongoing business, mining, exploration and rehabilitation costs incurred each year are fully deductible. The cost of plant and capital mining expenditure may be depreciated and deducted over its effective life.
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
     Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries that are paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company’s parent company). Where dividends are fully franked, an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.
Continuing and discontinued operations
Net (loss)/profit
The net (loss)/profit decreased from a net profit of U.S.$51 million in fiscal 2007 to a net loss of U.S.$30 million. This is due to the factors discussed above.
Years Ended June 30, 2007 and 2006
Continuing Operations
Revenues
     Revenue increased U.S.$179 million, or 19%, from U.S.$937 million in fiscal 2006 to U.S.$1,116 million in fiscal 2007. This increase is attributable primarily to the slightly higher average price of gold received by us, U.S.$638 per ounce in 2007 compared to U.S.$529 per ounce in fiscal 2006. Also contributing to the increase was an increase in ounces produced.
     Our gold sales decreased 22,880 ounces, or 1%, from 1,769,951 in fiscal 2006 to 1,747,071 in fiscal 2007. The grade recovered was lower, at 0.11 ounces per ton in fiscal 2007 compared to 0.12 ounces per ton in fiscal 2006, negatively impacting on the ounces produced.
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
     At the Evander operations, ounces produced decreased by 14% to 235,443 ounces in fiscal 2007 from 274,439 ounces in fiscal 2006. This was primarily attributable to lower tons milled from Evander 5 as well as a lower recovery grade from Evander 7. Tons milled for Evander 5 decreased from 450,000 in fiscal 2006 to 377,000 in fiscal 2007. The decrease in tons milled was mainly due to the depletion of the open raise lines on 24 level and 80% of the mining was done in pillars. The recovery grade at Evander 7 dropped from 0.191 in fiscal 2006 to 0.137 in fiscal 2007. Ounces produced for Evander 7 decreased by 26.6% from 83,202 in fiscal 2006 to 61,044 in fiscal 2007. The grade decrease at Evander 7 was mainly due to the depletion of a very high grade pay shoot in the No.3 decline area as well as an increase in mining in the upper area of the shaft (pillar area) that was of lower grade.
     Under Other—Underground, ounces produced at Joel increased by 36,4% from 58,595 in fiscal 2006 to 79,923 in fiscal 2007. The increase in ounces produced was due to an increase in tons milled as well as an increase in recovered grade. The increase in tons milled was primarily attributable to the commissioning of the midshaft loading arrangement on 137 level, which was commissioned on February 28, 2006.
     Under Other — Surface, ounces produced at Kalgold decreased from 77,071 in fiscal 2006 to 56,129 in fiscal 2007. Tons milled decreased from 2,008,000 in fiscal 2006 to 1,740,000 in fiscal 2007. These decreases were due to lower throughput into the plant due to a water shortage encountered in March 2007.
Cost of sales
     Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs
     The following table sets out our total ounces sold and weighted average cash costs per ounce for fiscal 2007 and fiscal 2006:

					Percentage
	Year Ended June 30,		Year Ended June 30,		Increase
	2007		2006		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA
Tshepong	318,887	351	335,289	335	5
Phakisa	—	—	—	—	—
Bambanani	197,06	586	200,739	502	17
Doornkop	57,364	439	43,593	558	(21)
Elandsrand	194,710	527	170,867	523	1
Target	142,433	370	150,196	346	7
Masimong	147,958	559	136,153	489	14
Evander operations	235,443	481	274,439	403	19
Virginia operations	266,948	546	276,285	488	12
Other — Underground	104,507	488	77,652	541	(8)
Other — Surface	81,761	428	104,738	439	(3)

INTERNATIONAL
PNG	—	—	—	—	—
Total continuing operations	1,747,071		1,769,951
Weighted average		479		440	9
     Our weighted average cash costs from continuing operations increased by U.S.$39 per ounce, or 9%, from U.S.$440 per ounce in fiscal 2006 to U.S.$479 per ounce in fiscal 2007. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in U.S. dollars per ounce in fiscal 2007 was attributable primarily to an increase in operating cost as the ounces produced remained almost unchanged when compared to fiscal 2006. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost.
     At Bambanani, cash costs increased from U.S.$502 per ounce in fiscal 2006 to U.S.$586 per ounce in fiscal 2007, primarily as a result of higher labor costs as well as a lower recovery grade due to underground fires during fiscal 2007.
     At Doornkop, cash costs decreased from U.S.$558 per ounce in fiscal 2006 to U.S.$439 per ounce in fiscal 2007. This increase was primarily attributable to the increase in production levels at Doornkop.
     Cash costs at Target increased from U.S.$346 per ounce in fiscal 2006 to U.S.$370 per ounce in fiscal 2007. This resulted mainly from a lower recovery grade as well as an increase in cash costs due to higher production levels and labor costs.
     At Masimong, cash costs increased by 15% from U.S. U.S.$489 per ounce in fiscal 2006 to U.S.$559 per ounce in fiscal 2007. This was due to higher labor costs as a result of the implementation of Conops.
     Cash costs at Evander operations increased by 19% from U.S.$403 per ounce in fiscal 2006 to U.S.$481 per ounce in fiscal 2007. The decrease ca primarily be attributed to lower recovery grades at Evander 7 and 8 shafts, grade dropped by 28% and 11% respectively.
     At our Virginia operations, cash costs increased by 12% from U.S.$488 per ounce in fiscal 2006 to U.S.$546 per ounce in fiscal 2007. The increase was due to a combination of higher total cost as well as lower recovery grade. Total cost increased by 9% from U.S.$135 million in fiscal 2006 to U.S.$147 million in fiscal 2007. The recovery dropped by 9% during fiscal 2007, this was partly attributable to the production at Harmony 2. Production at Harmony 2 was hampered by a fire in the high grade basal pillar.

     Under Other — Underground, cash costs at Joel decreased from U.S.$498 per ounce in fiscal 2006 to U.S.$418 per ounce in fiscal 2007. This decrease was primarily attributable to higher production as well as an improved recovery grade.
b) Depreciation and Amortization
     Depreciation and amortization charges decreased U.S.$32 million, or 23%, from U.S.$138 million in fiscal 2006 to U.S.$106 million in fiscal 2007. This resulted mainly from decreased production.
c) Care and Maintenance Cost of Restructured Shafts
     The charge for the care and maintenance cost of restructured shafts decreased from U.S.$22 million in fiscal 2006 to U.S.$8 million in fiscal 2007. This resulted from lower labor costs relating to the termination of non-productive employees.
d) Employment Termination Costs
     No charge was recorded for employment termination costs in fiscal 2007, a decrease from a credit of U.S.$12 million in fiscal 2006. During fiscal 2006, we continued with the process of a final restructuring process in the Free State region. This process was announced in fiscal 2005. This affected the Free State, Freegold, ARMgold and Avgold operations.
e) Impairment of Assets
     Impairment charges decreased from a net reversal of U.S.$30 million in fiscal 2006 to a net reversal of U.S.$19 million in fiscal 2007. The amount in fiscal 2007 includes a U.S.$21 million reversal of impairment related to the reversal at our surface operations (Kalgold) and other underground operations. Offsetting this credit, is a impairment recorded at the Free State Refinery, which is no longer in operation and the carrying value has been written down to U.S.$nil. These reversals and impairments resulted from changes in the expected life of mines and operations. The increase in gold price would have a positive impact on the recoverable amount, where an increase in costs would have a negative one. Where the recoverable amount, exceeded the carrying value, the impairments previously recognized where reversed. Where the carrying amount exceeded the recoverable amount, the asset was impaired down to the recoverable amount. The amount for fiscal 2006 includes reversal of impairments at our Free State, Evander, Bambanani and other underground operations. Offsetting this is an amount of U.S.$16.0 million for the impairment recorded at Lydenburg Exploration Limited on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management.
Exploration expenditure
     Exploration expenditure increased from U.S.$11 million in fiscal 2006 to U.S.$27 million in fiscal 2007, primarily due to increased exploration activity in PNG (Wafi and Hidden Valley areas).
Other expenses — net
     Other expenses increased from a charge of U.S.$97 million in fiscal 2006 to a credit of U.S.$25 million in fiscal 2007. Profit on sale of property, plant and equipment increased U.S.$15 million from U.S.$10 million in fiscal 2006 to U.S.$25 million in fiscal 2007. This was primarily due to the profit on the sale of Randfontein 4 shaft and the Deelkraal surface assets, resulting in profits of U.S.$10 million and U.S.$14 million respectively. Also contributing is the decrease in losses on financial instruments from a charge of U.S.$81 million in fiscal 2006 to a credit of U.S.$6 million in fiscal 2007.
Loss from Associates
     Loss from associates was U.S.$3 million in fiscal 2007, compared to U.S.$17 million in fiscal 2006. The amount in fiscal 2007 relates to our attributable share of losses in Western Areas for the six months from July 1, 2006 to December 8, 2006. The amount in fiscal 2006 relates to our 29.2% attributable share of losses in Western Areas for the three months from March 9, 2006 until June 30, 2006.
Profit on Sale of Investment in Associate
A profit of U.S.$33 million was recognized in fiscal 2007 (U.S.$nil in fiscal 2006). This was as a result of the disposal of our interest in Western Areas in exchange for Gold Fields shares.
(Loss)/Profit on Sale of Listed Investments
     We recorded a loss of U.S.$5 million in fiscal 2007 as compared with a profit of U.S.$45 million on the sale of listed investments in fiscal 2006. The loss in fiscal 2007 arose when we disposed of a portion of our interest in Gold Fields through various transactions.

     In fiscal 2006, we disposed of our remaining investment in Gold Fields for U.S.$362 million acquired in prior years. The process was concluded through market disposals which commenced on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of U.S.$316 million, resulting in a gain of U.S.$45 million.
Investment Income
     Investment income decreased from U.S.$31 million in fiscal 2006 to U.S.$27 million in fiscal 2007. This is due to interest received decreasing from U.S.$29 million in fiscal 2006 to U.S.$24. million in fiscal 2007. This decrease was attributable primarily to the decrease in interest earned on bank and call accounts due to lower average balances through the year. This was partially offset by an increase in South African interest rates.
Finance costs
     Finance costs were U.S.$65 million in fiscal 2007 compared to U.S.$62 million during fiscal 2006. This decrease was due to the lower average interest bearing debt balance during the year, primarily as a result of the redemption of the senior uncollateralized fixed rate bonds during June 2006 as well as the capitalization of interest for qualifying assets under construction. This decrease was offset primarily by an increase in interest paid on the U.S.$140 million RMB loan raised to finance the acquisition of the stake in Western Areas in March 2006.
Income and Mining Taxes
     South Africa. We pay taxes on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a formula that takes into account our total revenue and profits from, and capital expenditures for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the applicable gold mine formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which the taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries each make our own calculation of taxable income.
     The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies, or STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 10% (previously 12.5%). To the extent we receive dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to STC. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining taxable income. In 2007, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 35% for mining income and 29% for non-mining income if the STC exemption election was not made. In 2006, the tax rates were the same to that in 2007. In 1993, we elected to pay the STC tax. All of our South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2007	2006
Effective tax rate (expense)/benefit	(25)%	24%
     The effective tax rate for fiscal 2007 was lower than the statutory tax rate of 45% for us and our subsidiaries as a whole. The most significant reason for the decrease in the effective tax rate in fiscal 2007 relates to the non taxable income received by way of the profit realized on the disposal of the investment held in Western Areas. Offsetting this amount is an increase in the difference between the South African mining formula tax rate and the maximum mining statutory rate on mining income. Contributing to the tax expense for fiscal 2007 are non-deductible expenses of U.S.$8 million.
     PNG. We are in the process of developing the Hidden Valley Project in PNG. We are also reviewing other potential projects and carrying out extensive exploration.
     PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. In certain circumstances there is an ability to transfer the tax benefit obtained through exploration expenditure between projects and wholly owned companies. Tax losses are generally quarantined and cannot be transferred between projects.
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
Discontinued operations
Revenue
     Revenue increased by U.S.$45 million in fiscal 2007 from U.S.$327 million in fiscal 2006 to U.S.$372 million as a result of a higher average gold price received.
Costs
     Costs decreased in fiscal 2007 from U.S.$185.3 million in fiscal 2007 to U.S.$148.4 million. This was primarily due to the decrease in losses from derivative instruments from U.S.$78.8 million in fiscal 2006 to U.S.$4.6 million in fiscal 2007. This was offset by an increase of U.S.$19.5 million in the depreciation charge in fiscal 2007 due to a reduction in reserves as well as an increase in cash operating cost of U.S.$17.5 million.
Impairment of assets
     During fiscal 2007, an impairment of assets (U.S.$56 million) was recorded on the Australian operations on classification as held for sale.
Taxation
     South Africa. We pay taxes on mining income and non-mining income. For a discussion on the detail, see “Income and mining taxation” under the Continuing Operations section.
     In 2007, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 35% for mining income and 29% for non-mining income if the STC exemption election was not made. In 2006, the tax rates were the same to that in 2007. In 1993, we elected to pay the STC tax. All of our South African subsidiaries, excluding Avgold, elected the STC exemption.
     Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of our Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Ongoing business, mining, exploration and rehabilitation costs incurred each year are fully deductible. The cost of plant and capital mining expenditure may be depreciated and deducted over its effective life.
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
     Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company’s parent company). Where dividends are fully franked, an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.
Continuing and discontinued operations
Net Profit/(Loss)
     Net profit was U.S.$51 million in fiscal 2007 compared with the loss of U.S.$91 million in fiscal 2006. This decrease is attributed primarily to the factors described above.

Recent Accounting Pronouncements
     In April 2007, the IASB issued IFRS 3 (Revised) — Business Combinations and IAS 27 (Amended) — Consolidated and Separate Financial Statements, effective for the annual periods commencing after July 1, 2009. The changes made to IFRS 3 and IAS 27 have the following effects: ( a) Partial acquisitions on non-controlling interest are measured either as their proportionate interest in the net identifiable assets or at fair value; (b) Goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired for step acquisitions; (c ) Acquisition-related costs are generally recognised as expenses instead of included in goodwill; (d) Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in profit and loss, rather than adjusting goodwill; (e) for transactions with non-controlling interests, the changes in a parent’s ownership in a subsidiary that do not result in the loss of control are accounted for as equity transactions. The effect of the revised IFRS 3 and amended IAS 27 will be recorded in future periods when such transactions are entered into.
     In June 2007, the International Financial Reporting Interpretation Committee (“IFRIC”) issued interpretation 14 — IAS 19 , The Limit on a Defined Asset Minimum Funding Requirements and their Interaction. IFRIC 14 addresses three issues: (a) how to determine the limit placed by IAS 19 Employee Benefits on the amount of a surplus in a pension plan they can recognise an asset; (b) how a minimum funding requirement affects that limit; ( c) and when the minimum funding requirement creates an onerous obligation that should be recognised as a liability in addition to that otherwise recognised under IAS 19. IFRIC 14 requires that an asset be recognised in relation to the surplus on a consistent basis; and where there is both a strong minimum funding requirement and restrictions over the amount, an entity can recover from the plan, either as refunds or a reduction in contribution; entities have to recognise an additional liability. The interpretation is effective for annual periods commencing on or after January 1, 2008. IFRIC 14 will not affect our annual report as we only have defined contributions pension plans.
     In September 2007, the IASB issued IAS 1 (Revised) — Presentation of Financial Statements. The statement was issued with the aim to aggregate information in the financial statements on a basis of common characteristics, which resulted in the changes in equity to be presented separately between those changes resulting from transactions with equity participants (owners), in their capacity as owners, and those other non-owner equity transactions. The revised standard allows for a statement of other comprehensive income, with the net income recognized directly in equity now being moved to the statement of other comprehensive income, with the statement of changes in equity reflecting a line item, total comprehensive income. The change is effective for annual periods commencing on or after January 1, 2009. We have early adopted the disclosure requirements of IAS 1, effective for the year ending June 30, 2008.
     In November 2007, the IASB issued IFRS 8 — Operating Segments. The statement was issued with the aim to achieve convergence in accounting standards around the world. The IASB and the FASB after review of the FASB statement 131 Disclosures about Segments of an Enterprise and Related Information and IAS 14 Segment reporting collaborated and issued the new IFRS 8 Operating Segment. IFRS 8 requires that an entity report on the financial and descriptive information about its reportable segments. IFRS 8 requires that a measure of the operating profit or loss, the segment assets and liabilities be reported. A reconciliation of total segments` reportable revenues, total profit or loss, total assets, liabilities and other amounts disclosed for reportable segments to corresponding amounts in the entity’s annual financial statements should be reported. IFRS 8 also requires entities to report on information about revenues derived from its products or services, about countries in which they earn revenues and hold assets and the major customers. In addition, a description of how each segment was determined, the products and services provided per segment and any differences in determining the segment`s information. Although IFRS 8 is effective for annual periods commencing on or after January 1, 2009, we have decided to early adopt the standard from the year ending June 30, 2008.
     In December 2007, the IASB issued IFRS 2 (Amended) — Share Based Payment on vesting conditions and cancellations. The amendment deals with two matters: (a) it clarifies that vesting conditions are service conditions and performance conditions only; (b) It specifies all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. IFRS 2 becomes effective for annual periods commencing on or after January 1, 2009, early adoption is permitted. The effect of the amended IFRS 2 will be recorded in future periods when such transactions affecting vesting conditions and cancellations on share based payment occurs.
     In January 2008, the IASB issued IAS 23 (Revised) — Borrowing Costs. The statement eliminates the choice regarding capitalization of borrowing costs. Where an asset is acquired, constructed or produced as a qualifying asset, it has to capitalize the borrowing costs relating to the asset against the cost price of the asset. All other borrowing costs are expensed. Excluded from the amended statement are inventories that are manufactured, or otherwise produced in large quantities on a repetitive basis; and qualifying asset measured at fair value. The statement comes into effect for annual periods commencing on or after January 1, 2009. We have early adopted the revised IAS 23 and the disclosures in this regard are included in our financial statements.
     In February 2008, the IASB issued amendments to IAS 32- Financial Instruments: Presentation and IAS 1 — Presentation of Financial Statements, the amendment aims to improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares but are at present classified as financial liabilities. IAS 32 requires a financial instrument to be classified as a liability if the holder of that instrument can require the issuer to redeem it for cash; currently these financial instruments are considered liabilities, rather than equity. The amendments to IAS 32 addresses this issue and require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) puttable financial instruments; (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The amendments become effective for annual periods commencing on or after January 1, 2009 early application is permitted. We do not expect the adoption of these amendments to have an impact on our consolidated financial statements.
     In May 2008,IFRIC issued interpretation No.16, Hedges of a Net Investment in a Foreign Operation (IFRIC 16),which provides guidance on: (a) identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation; (b) where, within a group, hedging instruments that are hedges of a net investment in foreign operation can be held to qualify for hedge accounting; ( c) and how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. IFRIC 16 applies to entities that hedges on foreign currency risk arising from net investments in foreign operations and where the related hedge qualify for hedge accounting in accordance with IAS 39, Financial Instruments: Recognition and Measurement. The provisions of IFRIC 16 are effective for annual periods commencing on or after October 1, 2008, the effect of the change will be accounted for prospectively in future periods. We currently do not anticipate the change affecting our financial statements as we do not have hedges on our net investments in foreign operations.
     In May 2008 the IAS issued IFRS 1(Amended) — First-time Adoption of International Financial Reporting Standards and IAS 27 (Amended) — Consolidated and Separate Financial Statement — Cost of an investment in Subsidiary, Jointly Controlled Entity or Associate. The amendments to IFRS 1 allow first-time adopters, in their separate financial statements, to use a deemed cost option for determining the cost (in terms of IAS 27, paragraph 38(a)) of an investment in subsidiary, jointly controlled entity or associate. The deemed cost of such an investment shall be: (a) Fair value (determined in accordance with IAS 39 — Financial Instruments: Recognition and Measurement) at the entity’s date of transition to IFRS’s; or (b) previous GAAP carrying amount at that date. The amendments to IAS 27 remove the definition of the ‘cost method’ from paragraph 4 of the standard. In addition, when an entity reorganizes the structure of its group by establishing a new entity as its parent ( subject to certain criteria), the amendments require the new parent to measure cost as the carrying amount of its share of the equity items shown in the separate financial statements of the original parent at the date of the reorganization. The standard becomes effective for annual periods commencing on or after January 1, 2009, early adoption is permitted. The effect of the amended IFRS 1 and IAS 27 will be recorded in future periods when such transactions are entered into.
Liquidity and Capital Resources
     We centrally manage our funding and treasury policies. There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to us. We have generally funded our operations and our short-term and long-term liquidity requirements from (i) cash generated from operations, (ii) credit facilities and other borrowings and (iii) sales of equity securities.
Cash Resources

	Fiscal year ended June 30,
	2008	2007	2006
	($ in millions)
Continuing operations
Operating cash flows	165	176	38
Investing cash flows	(313)	(318)	(291)
Financing cash flows	78	132	8
Foreign exchange differences	5	6	42
Total cash flows from continuing operations	(65)	(4)	(203)

	Fiscal year ended June 30,
	2008	2007	2006
	($ in millions)
Discontinued operations
Operating cash flows	71	(17)	17
Investing cash flows	(16)	—	41
Financing cash flows	—	—	(25)
Foreign exchange differences	(7)	—	(6)
Total cash flows from discontinued operations	48	(17)	27
Operations
     Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-U.S. dollar exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and Kina versus U.S. dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity.
     Net cash generated by operations was U.S.$236 million in fiscal 2008, as compared with U.S.$159 million in fiscal 2007. This improvement is attributable primarily to the higher gold price received during the year as well as the increase in interest received of U.S.$13 million. Negating the effect of the improvement was the increase in interest paid of U.S.$26 million and taxation paid of U.S.$16 million. An increase in the production costs of U.S.$82 million due to inflationary pressures relating to labor, materials and energy supplies also negatively affected the increase.
     Net cash generated by operations was U.S.$159 million in fiscal 2007, as compared with U.S.$55 million in fiscal 2006. This improvement is attributable primarily to the higher gold price received during the year. Contributing to the improvement was the decrease in the working capital charges of U.S.$39 million. Negating the effect of the improvement was the decrease in interest received of U.S.$8 million.
Investing
     Net cash utilized by investing activities was U.S.$329 million in fiscal 2008, as compared with U.S.$318 million in fiscal 2007. This increase was mainly due to the increase in capital expenditure during fiscal 2008 by U.S.$169 million to U.S.$552 million. An increase of U.S.$129 million in fiscal 2008 from proceeds on disposal of listed investments offset the increase in cash utilized during fiscal 2008. Also offsetting the amounts was an increase in proceeds on disposal of mining assets, including the disposal of South Kalgoorlie (U.S.$9 million) and a increase in the restricted cash balance (U.S.$32 million).
     Net cash utilized by investing activities was U.S.$318 million in fiscal 2007, as compared with U.S.$250 million in fiscal 2006. During fiscal 2006 capital expenditure increased by U.S.$108 million to U.S.$383 million, which decreased the cash generated from investing activities.
Financing
     Net cash generated by financing activities was U.S.$78 million in fiscal 2008, as compared with U.S.$132 million in fiscal 2007. This decrease was mainly due to the fact that we raised less borrowings during the year.
     Net cash generated by financing activities was U.S.$132 million in fiscal 2007, as compared with the net cash utilized was U.S.$17 million in fiscal 2006. This increase was mainly due to the raising of borrowings during the year as well as the decrease in repayment of borrowings.
Outstanding Credit Facilities and Other Borrowings
     On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (“AVR”) entered into a term loan facility of R140 million (U.S.$19 million) with Nedbank Limited (“Nedbank”) for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop South Reef Project with Randfontein. Interest at a fixed rate equal to Johannesburg Interbank Agreed Rate (“JIBAR”) plus 2%, compounded monthly, and any stamp duties and holding costs. The loan matures on July 30, 2008, at which date all loan amounts and any interest accrued are to be paid. The loan is jointly and severally guaranteed by the Company and several of its subsidiaries. The facility from Nedbank to AVRD is guaranteed by us and certain of our subsidiaries. Interest capitalized during the fiscal 2008 was U.S.$4.1 million compared to U.S.$2.2 million in fiscal 2007 (fiscal 2006 was U.S.$2.3 million). During fiscal 2005, Africa Vanguard borrowed an additional R18 million (U.S.$2.8 million) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free. As there are no fixed repayment terms, the loan has no fixed maturity date.
     On May 21, 2004, we issued R1.7 billion (U.S.$252.0 million) in international unsecured fixed-rate convertible bonds in order to refinance our domestic Rand debt. We pay interest on the convertible bonds of 4.875% per annum, payable semi-annually in arrears on May 21 and November 21 of each year. The bonds are convertible at the option of the bondholders into fully paid up ordinary shares at any time on or after July 1, 2004 and up to, and including, May 15, 2009, unless they have been previously redeemed, converted or purchased and cancelled by us. The trust deed for the convertible bonds contains clauses that restrict certain of our activities, including a negative pledge, according to which we will not create or permit any mortgage, charge, lien, pledge or other form of encumbrance of security interest with respect to any part of our undertaking or assets, present or future, to secure any relevant debt, guarantee or indemnity. In addition, the trust deed contains covenants that require us to, among other things, maintain the listing of the bonds with the UK Listing Authority and to all things necessary, in the opinion of the trustee, to give effect to the trust deed. Including in the amortization charge as per the income statement is U.S.$1.2 million compared to U.S.$1.2 million in 2007 and U.S.$1.4 million in 2006 for amortization of the bond issue costs.
     During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project amounting to U.S.$37 million. Interest is charged at U.S. — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease instalments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as collateral for these loans. The balance at June 30, 2008 was U.S. $33 million.
     On September 28, 2007, we entered into a term loan facility of R2 billion (U.S.$283.9 million) with Nedbank Limited, for the purpose of partially funding capital expenditure in respect of projects, as well as to repay the short term bridging loan amounting to R500 million (U.S.$68.6 million). Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for three month periods, equal to the JIBAR plus 2.75% plus banking costs. The loan is repayable on December 29, 2008 and interest is repayable every quarter commencing on September 28, 2007.
Recently Retired Credit Facilities and Other Borrowings
     On April 15, 2005 the ARM Empowerment Trust entered into a term loan facility of R474 million (U.S.$75.4 million) with Nedbank Limited for the purpose of funding the balance of the ARM Empowerment Trust’s acquisition of the ARM shares held by us. The loan bore interest, compounded monthly, at a rate of JIBAR plus of 1.5%. We guaranteed this loan, subject to a maximum guaranteed amount of R367.4 million (U.S.$50.4 million) plus interest. In addition, if the ARM Empowerment Trust chose to dispose of 8,175,640 of its ARM Limited shares at cost, the maximum guaranteed amount would be reduced to R214.9 million (U.S.$29.5 million) plus interest. We also entered into an indemnity agreement with ARM Limited, pursuant to which ARM Limited indemnified us against 50% of all claims under the guarantee, subject to a maximum of R107.4 million (U.S.$14.7 million) plus interest thereon at the applicable rate from May 26, 2006. Interest capitalized during the year ended 2008 amounted to U.S.$2.5 million, compared to U.S.$8.5 million for fiscal 2007. On September 28, 2007, the guarantee was cancelled by Nedbank and, consequently, we have no further obligation to Nedbank in this regard.
     On April 15, 2005, the ARM Empowerment Trust entered into a second term loan facility of R356 million (U.S.$56.7 million) with Nedbank Limited for the purpose of funding the ARM Empowerment Trust’s partial acquisition of the ARM shares held by us. The loan bore interest, compounded monthly, at a rate of JIBAR plus 1.5%. Interest capitalized during the year ended 2008 amounted to U.S.$2.1 million, compared to U.S.$6.7 million for fiscal 2007. On September 28, 2007, the guarantee was cancelled by Nedbank and consequently we have no further obligation to Nedbank in this regard.
     On March 20, 2007, we arranged financing from RMB, collateralized by 5,747,000 shares in Gold Fields, resulting in total cash proceeds of R750.3 million (U.S.$103.4 million). Of these proceeds, R599.8 million (U.S.$82.3 million) were applied towards partial repayment of the R1.0 billion term loan facility with RMB. See below in this section. Interest was payable at a rate equal to the SAFEX Financial Derivatives overnight deposit rate (the “Safex Overnight Rate”) plus 35 basis points. On August 24, 2007, we repaid the loan.

     On March 20, 2007, Randfontein (our wholly-owned subsidiary) entered into a preference share subscription agreement with RMB. According to the terms of the agreement, following the satisfaction of certain conditions, Randfontein issued R550.0 million (U.S.$75.4 million) principal amount of preference shares to RMB on April 5, 2007. Dividends on the preference shares were payable semi-annually on the principal amount and were calculated at 35% of the South African Prime Interest Rate from the issue date until August 31, 2007, 50% of the South African Prime Interest Rate from September 1, 2007 to February 29, 2008 and 83% of the South African Prime Interest Rate thereafter. The preference shares were guaranteed by us, Evander Gold Mines Limited, ARMgold/Harmony Freegold Joint Venture Company (Pty) Limited, Avgold Limited and ARMgold/Harmony Joint Investment Company (Pty) Limited (“AHJIC”), as well as certain future material subsidiaries.
     In the subscription agreement for the preference shares, AHJIC also granted a security interest over 6,196,863 Gold Fields shares held by it to secure its obligations under the subscription agreement for the preference shares. In the subscription agreement for the preference shares, AHJIC also undertook that, if the cover ratio of the value of the Gold Fields shares to the redemption amount falls below 1.25, it would deposit additional Gold Fields shares or cash to bring this ratio to 1.5. On or after March 1, 2008, if this ratio falls below 2.0, AHJIC will be required to deposit cash equal to 75% of the redemption amount.
     The preference shares were redeemable at the option of the holders on the final redemption date, which is three years and one day after the issue date, and upon the occurrence of certain events, including a failure by AHJIC to meet its obligations under the subscription agreement, a delisting of the Gold Fields shares from the Johannesburg Stock Exchange, cross-defaults or other events that are customary events of default for financing agreements. The preference shares were also redeemable by Randfontein at any time. On August 24, 2007, the preference shares were redeemed.
     On June 29, 2007, we entered into a senior bridge loan facility for R500.0 million (U.S.$68.6 million) with RMB for the purpose of funding our capital expenditure requirements in respect to the Hidden Valley mine project. The loan bore interest, compounded monthly at a rate equal to the Safex Overnight Rate plus 2.4% until July 31, 2007, the maturity date. In the event that we elected to extend the loan facility until September 30, 2007, the loan would bear interest at a rate equal to the Safex Overnight Rate plus 3.6% during the extension period. On September 29, 2007, the loan was settled in full.
     On June 27, 2007, we entered into a draw down facility agreement with Westpac Bank for the PNG operations. The limit was K3 million and interest was payable at 9.45%. During July 2007, the facility was repaid and then cancelled.
     On March 9, 2006, we entered into a term loan facility of R1.0 billion (U.S.$159.7 million) with RMB, for the purpose of partially funding the acquisition of the 29.2% stake in Western Areas. Interest is compounded at a rate equal to three-month JIBAR plus 1.5%. This facility was partially repaid on March 27, 2007 from the net proceeds of a sale of Gold Fields shares, and the balance was repaid on April 4, 2007 from the net proceeds from the issuance of certain preference shares by our subsidiary Randfontein.
Contractual Obligations and Commercial Commitments
     Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations
Contractual Obligations on the Balance Sheet
     The following table summarizes our contractual obligations as of June 30, 2008:

	Payments Due by Period
		Less Than	12-36	36-60	After 60
		12 Months	Months	Months	Months
		July 1, 2008	July 1, 2009	July 1, 2011	Subsequent
		to June 30,	to June 30,	To June 30,	June 30,
	Total	2009	2011	2013	2013
	($’million)	($’million)	($’million)	($’million)	($’million)
Convertible uncollaterized bonds(1)	229	229	—	—	—
Africa Vanguard Resources(1)	4	4	—	—	—
Nedbank — AVR(1)	25	25	—	—	—
Westpac Bank(1)	33	4	6	23	—
Nedbank(1)	256	256	—	—	—
Post retirement health care(2)	16	—	—	—	16
Environmental obligations(3)	145	—	—	—	145
Total contractual obligations	708	518	6	23	161

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings”.

(2)	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2008.

(3)	We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies”.

Contractual Obligations off the Balance Sheet
     Our obligation with regards to operating leases is less than U.S.$1 million for the next year and relates to the International office in Brisbane.
Capital Expenditure
The following table sets forth our authorized capital expenditure as of June 30, 2008:

$’million
Authorized and contracted for	149
Authorized but not yet contracted for	221
Total	370
Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2008:

	Amount of Commitments Expiring by Period
		Less
		Than 12	12-36	36-60
		Months	Months	Months	After 60
		July 1,	July 1,	July 1,	Months
		2008 to	2009 to	2011 to	Subsequent
		June 30,	June 30,	June 30,	to June 30,
	Total	2009	2011	2013	2013
	($’million)	($’million)	($’million)	($’million)	($’million)
Guarantees(1)	24	—	—	—	24
Capital commitments(2)	149	149	—	—	—
Total commitments expiring by period	173	149	—	—	24

(1)	Amount of Commitments Expiring by Period.

(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of U.S.$380 million has been approved by the Board for capital expenditures.
Trend Information
     Information on recent trends in our operations is discussed in Item 4. “Information on the Company — Business — Strategy” and “— Results of Operations” above.
Working Capital and Anticipated Financing Needs
     The Board believes that our working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet our present working capital needs. Several of the Growth projects will require a great deal of capital expenditure over the next two to three years, and given the current cash position, we are re-evaluating the planned capital expenditure, together with project timelines. Additional funding options are being investigated, including debt raising and the disposal of certain assets. Should a decision be taken to reduce or cease capital expenditure on one or more of the projects, the effect would be to delay the start of production, and therefore the associated revenue stream. This could have an impact on available cash resources. For more information on our planned capital expenditures, see ” — Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We may, in the future, explore debt and/or equity financing in connection with our acquisition strategy and/or major capital projects. See Item 3. “Key Information — Risk Factors — Harmony’s strategy depends on its ability to make additional acquisitions”. Our Board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand against the U.S. dollar. Access to financing could also be limited by provisions of our corporate bonds, under which we may not permit encumbrances on our present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness, except for certain specified permitted encumbrances. See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings”. Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in Item 10. “Description of Ordinary Shares — Memorandum and Articles of Association — Directors — Borrowing Powers”. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information — Exchange Controls and Other Limitations Affecting Security Holders”.
Other Financial Information
Export Sales
     In fiscal years 2007 and 2008, 100% of our gold produced in South Africa was refined by Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. In fiscal 2006 approximately 84% of our gold produced in South Africa was refined by us with the balance refined at the Rand Refinery. All of our gold produced in Australia in fiscal 2008, 2007 and 2006 was sold to AGR Matthey, a Perth-based refinery.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Board of directors

Name	Date of appointment	Date of resignation
Patrice Motsepe (1)	September 23, 2003	By rotation or resignation
Bernard Swanepoel	May 16, 1995	Resigned on August 6, 2007
Frank Abbott (2)	October 1, 1994	By rotation or resignation
Graham Briggs	August 6, 2007	By rotation or resignation
Joaquim Chissano (1) (3)	April 20, 2005	By rotation or resignation
Fikile De Buck(1) (3)	March 30, 2006	By rotation or resignation
Ken Dicks (1) (3)	February 13, 2008	By rotation or resignation
Cheick Diarra (1) (3)	March 5, 2008	By rotation or resignation
Dr Simo Lushaba (1) (3)	October 18, 2002	By rotation or resignation
Cathie Markus (1) (3)	May 1, 2007	By rotation or resignation
Modise Motloba (1) (3)	July 30, 2004	By rotation or resignation
Nomfundo Qangule	July 26, 2004	Resigned on August 21, 2007
Cedric Savage (1) (3)	September 23, 2003	By rotation or resignation
André Wilkens (1)	August 6, 2007	By rotation or resignation

(1)	Non-executive directors

(2)	Frank Abbott served as a non-executive director until August 20, 2007 and was appointed interim financial director on August 21, 2007.

(3)	Independent
Non-Executive Chairman
     Patrice Motsepe (46) BA (Legal), LLB. Patrice was appointed to the board in 2003. Patrice was a partner in one of the largest law firms in South Africa, Bowman Gilfillan Inc. He was a visiting attorney in the USA with the law firm, McGuire Woods Battle and Boothe. In 1994 he founded Future Mining, which grew rapidly to become a successful contract mining company. He then formed ARMgold in 1997, which listed on the JSE in 2002. ARMgold merged with Harmony in 2003 and this ultimately led to the takeover of Anglovaal Mining (Avmin) by ARM. In 2002 he was voted South Africa’s Business Leader of the Year by the CEOs of the top 100 companies in South Africa. In the same year, he was winner of the Ernst & Young Best Entrepreneur of the Year Award. He is also the Executive Chairman of ARM Limited and the Deputy Chairman of Sanlam. His various business responsibilities included being President of Business Unity South Africa (BUSA) from January 2004 to May 2008, which is the voice of organised business in South Africa. He is also President of Mamelodi Sundowns Football Club.
Executive Directors
     Graham Briggs (55), BSc (Hons) (Geology), PrSciNat — Chief Executive. Graham was appointed to the board in August 2007. Graham has 36 years’ experience in the mining industry. He joined Harmony as New Business Manager in 1995 and was promoted to Chief Executive Officer of Harmony Australia and Regional Manager for Australasia from 2005 to 2007. He was appointed Acting Chief Executive Officer in August 2007 and in January 2008 appointed as Chief Executive Officer in January 2008. He began his career in geology as a field assistant in 1972 and was exposed to various exploration projects. Before attending university, Graham spent most of his time on gold exploration in the Free State, South Africa. While at Gengold he spent time on various mines in South Africa including Buffelsfontein, West Rand Consolidated, Grootvlei and ending as an ore reserve manager at Beatrix. Graham serves as a director of Harmony’s subsidiaries.

     Frank Abbott (53), BCom, CA (SA), MBL — Interim Financial Director. Frank was appointed an executive director in August 2007. Frank joined the Harmony board as a non-executive director in 1994, after which he was appointed as financial director of the company in 1997. Following the ARM Limited/ARMI transaction, it was agreed by the board that Frank be appointed financial director of ARM while remaining on Harmony’s board as a non-executive director. In August 2007, Frank was seconded to Harmony as interim financial director. Frank serves as a director of Harmony’s subsidiaries and is a non-executive director of ARM Limited.
Non-Executive Directors
     Joaquim Chissano (68) — independent non-executive Director. Joaquim was appointed to Harmony’s Board in April 2005. Joaquim is the former president of Mozambique. He has served Mozambique in many capacities, initially as founding member of the Frelimo movement during that country’s struggle for independence. Subsequent to independence in 1975, he was appointed foreign minister, and on the death of Samora Machel, assumed the office of the President. Frelimo contested and won the multi-party elections in 1994 and 1999, returning Joaquim to presidency on both occasions. He declined to stand for a further term of office in 2004. His presidency commenced during a devastating civil war and ended with a sustainable peace and important economic growth. He served a term as chairman of the African Union from 2003 to 2004. Mr. Chissano is also a non-executive director of ARM Limited and TEAL.
     Fikile De Buck (48), BA (Economics), FCCA (UK) — Independent non-executive director. Fikile joined the board on 1 April 2006. A certified chartered accountant, she is a fellow of the Association of Chartered Certified Accountants (ACCA) (UK) and a member of the Association of Chartered Certified Accountants (ACCA) (UK). In 1990, Fikile won the Stuart Crystal Prize, awarded to the best accounting student at the Birmingham Polytechnic in the United Kingdom. She was the chief operations officer and chief financial officer of the Council for Medical Schemes in South Africa where she held various positions from September 2000 until February 2008, when she resigned from her executive position. Prior to that, she was treasurer at the Botswana Development Corporation. Fikile is also a non-executive director of Rand Uranium (Proprietary) Ltd. and Anooraq Resources Corporation.
     Dr Cheick Diarra (56), PHD (Mechanical and Aerospace Engineering) Independent non-executive director. Dr Cheick Diarra joined the Board as non-executive director on 5 March 2008. He is the chairman for Africa at Microsoft, responsible for Microsoft’s broad scale citizenship, education and developmental activities on the continent. Dr Diarra graduated from Pierre & Marie Curie University in Paris, France and went on to attain his PhD in mechanical and aerospace engineering from Howard University, Washington DC, USA. After six years as an Assistant Professor at Howard, he joined the National Aeronautic and Space Association (NASA) Jet Propulsion Laboratory. As an interplanetary navigator, he oversaw five NASA missions, including the Magellan mission to Venus, the Ulysses mission to the poles of the Sun, the Galileo mission to Jupiter and the Mars Observer mission. He then served as the navigator and public outreach manager for the Mars Pathfinder mission. In 1999, in his personal capacity, Dr Diarra created the Pathfinder Foundation for Education and Development — an organisation that encourages and supports female students in their pursuit of scientific education. In 2002, he was appointed CEO of the African Virtual University (AVU), an internationally respected organisation. Late in 2003, Dr Diarra returned home to Mali and, began working on his farm to find solutions to the continent’s challenges with food security and nutrition. He is a member of a number of international and African scientific organisations, and has been awarded the African Lifetime Achievement award for outstanding Contributions to Science.
     Ken Dicks (69), Mine Managers Certificates (Metalliferous and Fiery Coal Mines); Management Development Diploma and Management Diploma — Independent non-executive director. Ken was appointed to the Board with effect from 13 February 2008. He retired from Anglo American in 1997 after 37 years service. Ken has 39 years’ experience in the mining industry, 37 of which were spent in gold mining. He has served in various senior management positions as well as on mining companies’ boards namely Freegold Limited, Western Deep Levels and Elandsrand. He is also a non-executive director of Aflease Gold Limited.

     Dr Simo Lushaba (42), Bsc (Hon), MBA and DBA — Independent non-executive director. Simo is an entrepreneur and an executive business coach. He focuses on business and leadership development, and has interests in businesses in telecommunications, financial services, energy, transport and logistics. He has worked as General Manager — Operations (Spoornet), Vice President — Shared Business Services (Lonmin plc) and as Chief Executive (Rand Water). He is also a member of the Board of the Nepad Business Foundation (SA). He is also a non-executive director of Rand Uranium (Proprietary) Ltd.
     Cathie Markus (51), BA LLB — Independent non-executive director. Cathie joined the board with effect from 1 May 2007, bringing with her significant experience and a wealth of knowledge relating to the mining industry. After graduating from the University of the Witwatersrand, Cathie served articles at Bell Dewar and Hall and qualified as an attorney, notary and conveyancer before joining the legal department of Dorbyl Limited. She joined Impala Platinum Holdings Limited (Implats) in 1991 as Legal Adviser and was appointed an Executive Director in 1998, and oversaw, among others, the legal, administrative, public affairs and investor relations functions for the group. She retired from Implats in 2007.
     Modise Motloba (42), BSc, Diploma in Strategic Management — Independent non-executive director. Modise Motloba (42), Bachelor of Science, and Diploma in Strategic Management — Independent non-executive director. Modise was appointed to the board in July 2004. Modise who is currently the Chief Executive Officer of Quartile Capital (Pty) Ltd, has more than 17 years’ local and global experience in investment banking, treasury, fund management, management consulting and information technology. He worked for both local and international corporates such as PricewaterhouseCoopers, Rand Merchant Bank, African Merchant Bank, Africa Harvest Fund Managers and Goldman Sachs. Modise is a former President of Association of Black Securities and Investment Professionals (ABSIP) which he led together with the Black Business Council, in formulating and negotiating the historic Financial Services Charter in October 2003. He is the recipient of the prestigious 2003 Black Business Quarterly Investment Specialist and ABSIP’s Pioneer in the Financial Sector awards. Modise is a member of the South Africa Reserve Bank’s Standing Committee on the Revision of the Bank’s Act 1990. He gained experience in chamber business organisations while serving as the President of the Johannesburg Chamber of Commerce (JCCI) in 2005 and as a member of the Trade Committee of Business Unity South Africa (BUSA). His other key directorships include those at Rand Merchant Bank Structured Insurance, Deutsche Bank Securities SA (Pty) Ltd., Landbank and Small Enterprise Foundation.
     Cedric Savage (69), BSc (Eng), MBA, ISMP (Harvard) — Independent non-executive director. Cedric joined the Board in September 2003. He started his career in the United Kingdom in 1960 as a graduate engineer with Fairey Aviation. He returned to South Africa in 1963 and worked in the oil (Mobil), textile (Felt & Textiles) and chicken (Rainbow Chickens Limited) industries. He was president of the South African Chamber of Business from 1993 to 1994. He has also served as chairman of the Board of Governors of the University of KwaZulu-Natal’s Development Foundation and as a member of Council of that university. He joined the Tongaat-Hulett Group Ltd in 1977 as managing director of Tongaat Foods and progressed to executive chairman of the Building Materials Division; he became chief executive officer of the group in 1991. In May 2000, he assumed the dual roles of chief executive officer and executive chairman. He is currently non-executive chairman of the group and serves on a number of other boards including those of the Datatec Limited and Denel (Pty) Ltd. He also served on the Nedbank board from 2002 until 14 May 2008 when he retired as non-executive director.
     André Wilkens (58), Mine Manager’s Certificate of Competency, MDPA, RMIIA, Non-executive director. André was appointed to the Board in August 2007. He is currently the chief executive officer of ARM having formerly been the chief executive of ARM Platinum, a division of ARM. Prior to this, he was the chief operating officer of Harmony, following the merger of the company with ARMgold in 2003. He had served as chief executive officer of ARMgold after joining that company in 1998. The balance of his 34 years’ experience in the mining industry was gained with Anglo American Corporation of South Africa, where he began his career in 1969 and which culminated in his appointment as mine manager of Vaal Reefs South Mine in 1993.
Management
     The members of our management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
     Bob Atkinson (56), NHD (Metalliferous Mining). Bob joined Harmony as a production manager in 1986 and served as Operations Director on the Executive Committee from June 2001 to May 2003. In 2004, he was appointed Chief Operating Officer at Harmony Gold Australia and was appointed as Executive, Sustainable Development (Safety and Occupational Health) at Harmony in South Africa in July 2004. He currently serves as Operations Director of Projects and New Business. He has more than 30 years’ experience in the mining industry.

     Jaco Boshoff (39), BSc (Hons), MSc (Geology), MBA, PrSciNat. Jaco joined Harmony in April 1996. Since March 2004, he has served as the Reserves and Resources Executive and Competent Person. Prior to this, he was an Ore Reserve Manager from 1998 to 2004 and before that was a geologist at Harmony and at Gengold. Jaco is registered as a professional geological scientist with the South African Council for Natural Scientific Professions and has worked in the mining industry for more than 11 years.
     Johannes van Heerden (35), BCompt (Hons), CA(SA). Johannes joined Harmony in 1998 as Financial Manager of the Free State operations. Here he obtained broad financial management experience at an operational level. He was subsequently appointed Group Financial Manager in 2001, before being relocated to Harmony Australasia as Chief Financial Officer in 2003. Johannes presently holds the position of Managing Director International Operations Chief Executive (South East Asia).
     Mashego Mashego (44), BA Ed, BA (Hons), GEDP, JMDP. Mashego joined Harmony in July 2005 as Group Human Resources Development Manager. Mashego, who has more than 19 years’ experience in the field of Human Resources, started his career at Eskom where he was Human Resources Manager for nine years. He then moved to JCI as Corporate Human Resources Manager. Thereafter, he was Senior General Manager for three years at Atlantis Diesel Engines and Vice President of Human Resources at Foskor Ltd for six years. He was promoted to General Manager at Harmony’s Evander Operations in November 2005. Mashego was appointed Executive, Human Resources in August 2007.
     Jackie Mathebula (37), B Admin Honours, MBA, Master of Management (MM, HR). Jackie joined Harmony in September 2002 as an employee relations and industrial relations executive. In 2004, his portfolio was changed to that of Training, Human Resource Development and Occupational Health, and in 2005 to the position of Executive, Corporate Affairs. Prior to joining Harmony, he was a General Manager in Human Resources for Gensec Bank, a Human Resources Manager at Gold Fields Ltd and he also occupied various positions within the then Iscor group (now Mittal Steel South Africa). His last position at Iscor was that of Works Manager, human resources for the specialised steel products business. He also worked for the South African government in the Gazankulu Public Service Commission.
     Alwyn Pretorius (36), BSc Mining Engineering & BSc Industrial Engineering (UP). Alwyn, a mine manager at ARMgold, joined the company when Harmony merged with ARMgold in 2003. He began his career at Vaal Reefs Gold Mine as a mining graduate in training in 1993 and was appointed shift boss in 1995, gaining experience in remnant mining. Alwyn obtained a Mine Manager’s Certificate of Competence in 1997 and his BSc in Industrial Engineering in 1998. Alwyn joined ARMgold in 1999 at its Orkney operations. He became a mine overseer at ARMgold and was later appointed section manager at the same operation. He was appointed mine manager in 2003. Alwyn was appointed Executive, South African Operations for Harmony in March 2007, and is the Chief Operating Officer for South African operations, North Region.
     Marian van der Walt (35), BCom (Law), LLB, Higher Diploma in Tax, Diploma in Corporate Governance, Diploma in Insolvency Law, Certificate in Business Leadership. Marian has 11 years of legal experience and was appointed Company Secretary on 3 February 2003. She completed her articles at Routledges Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined Deloitte and Touche as an insolvency practitioner/administrator. She held legal positions at the Standard Bank of South Africa Limited in the Commercial Properties Division prior to joining Harmony in 2003. Marian was appointed to the Executive Committee in October 2005 with responsibility for legal, compliance and risk management. Internal audit and Sarbanes-Oxley compliance were added to her portfolio in September 2007. In October 2008, she was appointed executive: corporate and investor relations.
     Tom Smith (52), NHD (Mine Surveying and Metalliferous Mining). Tom joined Harmony in 2002. Tom began his career in the mining industry in 1975 as a sampler at Anglo American’s Vaal Reefs mine. He progressed through the survey department to become chief surveyor in 1988. He made a career change in 1991 to mining and worked as a section manager on Great Noligwa, Elandsrand and Mponeng mines. He was also involved in projects at Tau Lekoa and Moab Khotsong. Tom was promoted to Production Manager at Mponeng in 1998. He was appointed General Manager of Tshepong in 2000. Following the merger with ARMgold he was involved in the Free State restructuring. He acquired work experience in conventional, trackless, pillar- and deep-level mining. He joined the executive team in September 2007 and is the Chief Operating Officer, South Region.
     Abre van Vuuren (48), BComm, MDP, DPLR. Abre joined Harmony in 1997 from Grootvlei Mine, where he was Human Resources Manager. He was appointed to the Executive Committee in November 2000 and is responsible for Services. He has approximately 25 years’ experience in the mining industry.

Board and Management Changes
     The members of the Board and Harmony’s management that resigned from Harmony during and -post fiscal year-end , their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Former Executive Directors
     Bernard Swanepoel (46), BSc (Mining Engineering), BCom (Hons). Bernard resigned as Chief Executive of Harmony on August 6, 2007. He had started his career with Gengold in 1983, culminating in his appointment as general manager of Beatrix Mine in 1993. He joined Randgold in 1995 as managing director of Harmony. For the past 11 years, Bernard has led the team behind the company’s growth and acquisition initiatives.
     Nomfundo Qangule (40), BCom, BCom (Hons) CTA, CA (SA), Member of CAIB (SA) and the Financial Director of Harmony. Nomfundo resigned from the Board as an executive director on August 21, 2007. Prior to joining Harmony, Nomfundo was the Executive Manager of Worldwide African Investment Holdings (Pty) Ltd (WAIH). Other positions held by Nomfundo while at WAIH include chairperson of the Board of Argil Holdings (Pty) Ltd and non-executive director of CS Holdings Limited where she served as a member of the Remuneration, Audit and Investment committees. In addition, she was an Executive Committee member and non-executive Director of Negotiated Benefits Consultants (Pty) Ltd. She started her career in the Corporate and International Division of Nedcor Bank Limited as a Credit Manager. Later she joined ABSA Corporate and Merchant Bank’s credit division. She is a qualified Chartered Accountant, a member of the Institute of Bankers and holds a certificate in financial markets from Acumen.
Former Management
     Boetie Swanepoel (47), BCompt (Hons), CA(SA). Boetie resigned from Harmony’s management on 31 July 2007. Boetie joined Harmony from Beatrix Mine in 1995 as Financial Manager. He has more than 21 years’ financial services experience, mostly in the mining industry. He was appointed to the Executive Committee in November 2000 and was responsible for the development of Harmony’s shaft financial managers, the financial control environment and the service delivery departments.
Board Practices
     Our Articles of Association provide that the Board must consist of no less than four and no more than twenty directors at any time. The Board currently consists of twelve directors.
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
     Details of directors’ service contracts are described under “— Compensation of Directors and Senior Management” and “— Directors’ Terms of Employment,” below. We also describe significant ways in which our corporate governance practices differ from practices followed by U.S. companies listed on the NYSE on our website under “Corporate Governance.”
     In order to ensure good corporate governance, the Board has formed an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Employment Equity Committee, Sustainable Development Committee and a Technical Committee. All of the Board committees are comprised of a majority of non-executive directors.
Executive Management Committee
     Our Executive Committee comprises our executive directors and selected senior officers, each with his or her own area of responsibility. The Executive Committee consists of 11 executives who meet on a weekly basis and more often if required.
     The composition of the Executive Management Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive

Frank Abbott	Interim Chief Financial Officer

Bob Atkinson	Projects

Jaco Boshoff	Ore Reserves

Mashego Mashego	Human Resources

Jackie Mathebula	Corporate Affairs

Alwyn Petorius	Chief Operating Officer (North)

Tom Smith	Chief Operating Officer (South)

Marian van der Walt	Company Secretary; Legal and Compliance (as from October 1, 2008, Corporate and Investor Relations)

Johannes van Heerden	Chief Executive Officer South East Asia

Abre van Vuuren	Corporate Services
Audit Committee
Members:
     In terms of its charter this committee must comprise at least three members.
     As at June 30, 2008, the members of this committee were:

Cedric Savage	Chairman; appointed to the committee on January 26, 2004 and chairman as from August 5, 2005

Fikile de Buck	Appointed to the committee on March 30, 2006

Dr. Simo Lushaba	Appointed to the committee on January 24, 2003

Modise Motloba	Appointed to the committee on July 30, 2004
     The internal and external auditors, the chief executive officer and executive managers are all invited to the Audit Committee meeting.
Frequency of meetings:
     The Audit committee is, in terms of its charter, required to meet at least four times a year, or more frequently as circumstances dictate. During the financial year, the committee met on eight occasions.
Purpose and function:
     The Audit Committee was established to assist the board in discharging its duties relating to the safeguarding of assets; the operation of adequate system and internal controls and control processes; the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance and accounting standards. It also provides support to the board on the risk profile and risk management of the group.
     The Audit Committee reports and makes recommendations to the board, and the board retains responsibility for implementing such recommendations.
Independence/compliance:
     All members of the Audit Committee are independent, non-executive directors.
     Currently, we do not have an individual audit committee financial expert as defined by the rules of the SEC. It is our contention that the audit committee members, through their collective experience, do meet the majority of the definitions of the SEC for an audit committee financial expert in both the public and private sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the Audit committee, and their authority to engage outside experts to provide them with advice on matters relating to their responsibilities as they deem appropriate, enables them as a group to act effectively in the fulfillment of tasks and responsibilities required under U.S. Sarbanes Oxley Act of 2002.
Empowerment Committee
Members:
     The Empowerment Committee must comprise of at least three members.
     As at June 30, 2008, the members of this committee were as follows:

Joaquim Chissano	Chairman; Appointed as chairman with effect from May 3, 2006

Modise Motloba	Appointed to the committee on May 3, 2006

Cathie Markus	Appointed to the committee on October 29, 2007
     Bernard Swanepoel resigned from this committee on 6 August 2007.
     The chief executive officer and executive managers are all invited to attend the Empowerment Committee meetings.
Frequency of meetings:
     The Empowerment Committee met on two occasions.
Purpose and function:
     The Empowerment Committee was established by the board to ensure that the company meets not only regulations stipulated in the Employment Equity Act, the Labour Relations Act and the Mineral and Petroleum Resources Development Act’s Mining Charter Scorecard, but also in fulfilment of our own empowerment imperatives.
     The responsibilities of the Empowerment Committee include ensuring that a sustainable organisational culture, structures and processes are in place to support the development of empowerment in the company in line with the company’s needs and requirements; to monitor the development and progress of empowerment within the company; to address inequalities that may exist in staff profiles and organisational practices; and to review and monitor whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers in the company.
Independence/compliance:
     The committee is chaired by an independent non-executive director and comprises of independent non-executive directors.
Investment Committee
Members:
     The Investment Committee must comprise of at least three members.
     As at June 30, 2008, the members were:

Dr. Simo Lushaba	Chairman; Appointed to the committee on January 26, 2004 and as Chairman with effect from August 5, 2005)

Frank Abbott	Appointed to the committee on July 30, 2004 and resigned from the committee following his appointment as Interim Financial Director on August 21, 2007

Fikile De Buck	Appointed to the committee on May 3, 2006

Cedric Savage	Appointed to the committee on January 26, 2004

André Wilkens	Appointed to the committee on August 7, 2007

Cathie Markus	Appointed to the committee on October 29, 2007

Ken Dicks	Appointed to the committee on February 13, 2008
     The chief executive officer and executive managers are invited to attend the meetings.

Frequency of meetings:
     The committee should meet at least four times a year, but may, at its discretion, meet more often depending on the circumstances. The committee met on eight occasions in fiscal 2008.
Purpose and function:
     The Investment Committee’s purpose was reviewed, following the implementation of the Technical Committee in February 2008. The primary purpose of the Investment Committee is to consider projects, acquisitions and the disposal of assets in line with the Group’s overall strategy. This includes performing such other investment related functions as may be designated by the Board from time to time, considering the viability of the capital project and/or acquisition and/or disposal and the effect it may have on the Group’s cash flow, as well as whether it will fit the Group’s overall strategy and ensuring that due diligence procedures are followed when acquiring or disposing of assets.
Independence/compliance:
     The Investment Committee consists of six non-executive members. Of the six non-executive members, five are independent. The chairman is an independent, non-executive director. Members of the Executive Committee and the chief executive officer are invited to attend the meetings.
Nomination Committee
Members:
     The Nomination Committee must comprise of at least three members.
     As at June 30, 2008, the members of this committee were:

Patrice Motsepe	Chairman; Appointed to the committee on October 24, 2003 as Chairman

Joaquim Chissano	Appointed to the committee on May 3, 2006

Frank Abbott	Appointed to the committee August 5, 2005
Frequency of meetings
     Members of this committee are required to meet annually or more often at the committee’s discretion, depending on prevailing circumstances. In view of the fact that only one member of the committee is an independent non-executive director, any decisions by the Nomination Committee are approved by the Board, either through a round robin resolution or at a Board meeting.
Purpose and function
     The primary purpose of the Nomination Committee is to ensure that the procedures for appointments to the board are formal and transparent, by making recommendations to the board on all new board appointments and reviewing succession planning for directors. The duties and responsibilities of this committee are set out in the Nomination Committee charter, with which the committee is fully compliant.
Independence/compliance:
     The chairman of the Nomination Committee is non-executive, but is not independent. To ensure appropriate levels of governance, the potential directors identified by the nominations committee are considered by the board as a whole, the majority of whom are non-executive, independent directors.
Remuneration Committee
Members
     The Remuneration Committee must comprise of at least three members.
     As at June 30, 2008, the members of this committee were:

Cedric Savage	Chairman; Appointed to the committee on January 24, 2004, and as chairman from May 3, 2006

Dr. Simo Lushaba	Appointed to the committee on August 5, 2005

Patrice Motsepe	Appointed to the committee on January 26, 2004

André Wilkens	Appointed to the committee on August 7, 2007
The chief executive, HR Executive and Company Secretary are invited to attend all meetings.
Frequency of meetings:
     The Remuneration committee is expected to meet at least on a quarterly basis or to pass a resolution in lieu of a formal meeting not held. In fiscal 2008, the committee met on one occasion and a number of round-robin resolutions were passed.
Purpose and function:
     The primary purposes of the Remuneration Committee are to ensure that the group’s directors and senior executives are fairly rewarded for their individual contributions to our overall performance and to demonstrate to all stakeholders that the remuneration of our senior executive members is set by a committee of board members who have no personal interest in the outcome of their decisions, and who will give due regard to the interests of our shareholders and to our financial and commercial health.
     The committee’s primary objectives are to monitor and strengthen the objectivity and credibility of our directors’ and senior executives’ remuneration system, and to make recommendations to the board on remuneration packages and policies applicable to directors. A formal reward philosophy was adopted by the Remuneration Committee in March 2006. This philosophy is reviewed annually by the committee.
Independence/compliance:
     The committee comprises four non-executive directors, of which two are independent. It is therefore not compliant with King II which requires that the committee comprise independent directors only. The chairman of the Remuneration Committee is, however, an independent non-executive director and ensures that decisions are non-bias and fair. The chairman attended the AGM which was held on November 26, 2007 to respond to any queries from shareholders.
Sustainable Development Committee
Members:
     The Sustainable Development Committee must comprise of at least three members.
     As at June 30, 2008, the following were members of this committee:

Modise Motloba	Chairman; Appointed as chairman on August 5, 2005

Joaquim Chissano	Appointed to the committee on May 3, 2006

Fikile de Buck	Appointed to the committee on May 3, 2006
     The chief executive officer and executive managers are invited to attend the meetings.
Frequency of meetings:
     The Sustainable Development Committee should meet at least four times a year, or more frequently as circumstances dictate. In fiscal 2008, four meetings of this committee were held.
Purpose and function:
     The objective of the Sustainable Development Committee is to assist the board in ensuring that we are and remain a committed socially responsible corporate citizen. The committee’s primary role is to supplement, support, advise and provide guidance on the effectiveness or otherwise of management’s efforts in respect of sustainable development.
     The committee considers the following sustainable development issues: occupational health, safety, HIV/Aids, social investment and environmental management.
Independence/compliance:
     The committee comprises entirely of independent, non-executive directors.

Technical Committee
Members:
     The Technical Committee must comprise of at least three members.
     As at June 30, 2008, the following were members of this committee:

Andre Wilkens	Chairman; Appointed as chairman on February 13, 2008

Ken Dicks	Appointed to the committee on February 13, 2008

Modise Motloba	Appointed to the committee on February 13, 2008

Cedric Savage	Appointed to the committee on February 13, 2008
     The chief executive and executive managers are all invited to attend the meetings.
Frequency of meetings:
     The Committee should meet at least six times a year. The Committee, at its discretion, may decide to change this requirement, depending on the circumstances. Bearing in mind that the Technical Committee was only established in February 2008, three meetings of this committee were held between then and end of fiscal 2008.
Purpose and function:
     The Technical Committee was formed in February 2008 to provide a platform for the chief executive officer to discuss the company’s strategy, its performance against targets, its operational results and projects. The Technical Committee keeps the Board informed of the developments, progress and challenges facing the company’s operations. The strategic plans are considered by the Technical Committee and recommended for approval to the Investment Committee and the Board. In addition, the Technical Committee provides guidance and support to Management to ensure that the Company remains sustainable and successful.
     The committee considers and reviews the company’s strategy, its performance targets and its projects on an annual basis; reviews the performance of the company and the chief executive; reports to the Board on the developments, progress and challenges facing the company’s operations on a quarterly basis and provides guidance and support to Management to ensure that the company remains sustainable and successful.
Independence/compliance:
     The committee comprises of three independent, non-executive directors. The chairman is not independent, but it was agreed that he was best suited to be appointed as chairman, due to his vast knowledge of the company’s assets and his years’ of mining experience.
Compensation of Directors and Senior Management
     The following table shows the compensation of directors and senior management for fiscal 2008:

			Retirement
			Contributions
	Directors’	Salaries and	during	Bonuses
	fee (1)	Benefits	the year	Paid	Total
	($’000)	($’000)	($’000)	($’000)	($’000)
Name	2008	2008	2008	2008	2008
Non-executive
Patrice Motsepe	87	—	—	—	87
Mr Joaquim Chissano	36	—	—	—	36
Ms Fikile de Buck	33	—	—	—	33
Mr. Ken Dicks	11				11
Mr. Cheick Diarra (1)	—	—	—	—	—
Dr Simo Lushaba	36	—	—	—	36
Cathie Markus	26	—	—	—	26
Modise Motloba	44	—	—	—	44
Cedric Savage	46	—	—	—	46
Andre Wilkens	31	—	—	—	31

			Retirement
			Contributions
	Directors’	Salaries and	during	Bonuses
	fee (1)	Benefits	the year	Paid	Total
	($’000)	($’000)	($’000)	($’000)	($’000)
Name	2008	2008	2008	2008	2008
Executive
Nomfundo Qangule (2)	—	—	254	—	254
Bernard Swanepoel (3)	—	—	265	83	348
Frank Abbott (4)	—	199	30	—	229
Graham Briggs (5)	—	355	—	219	574

TOTAL					1,755

(1)	Dr Cheick Diarra has waived his directors’ fees.

(2)	Nomfundo Qangule resigned as Financial Director on August 21, 2007

(3)	Bernard Swanepoel resigned as Chief Executive Officer on August 1, 2007

(4)	Repayment of a portion of Frank Abbott’s salary to ARM Limited

(5)	Graham Briggs was appointed Acting Chief Executive Officer on 6 August 2007 and Chief Executive Officer on January 1, 2008
Directors Terms of Employment
     None of our directors have a service contract with us or any of our subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.
     The terms of employment of our executive directors continue until terminated by reaching the mandatory retirement age of 60 or on service of 30 days’ notice by either us or the employee. Each of our executive directors participates in our share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved. They have all waived their rights to directors’ fees.
     The executive directors also benefit from pension contributions, provident funds, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by us and our subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is approximately U.S.$786 million). The non-executive directors are entitled to fees as agreed at our annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on our behalf and remuneration for other services, such as serving on committees. For fiscal 2008, total directors’ remuneration amounted to U.S.$1.8 million and senior management’s remuneration to U.S.$2.7 million.
     Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee In line with our reward philosophy. This is paid in equal parts over a three year term, provided that the executive is in service of the company on date of payment. A bonus of U.S.$302,000 was awarded to the chief executive officers during the past financial year.
     The board has agreed to an increase in non-executive directors’ fees, effective from July 1, 2008. The increase granted is to ensure that non-executive directors’ fees remain competitive. Shareholders will be required to approve the increase in fees at the annual general meeting to be held on November 24, 2008.

     For fiscal 2008 non-executive directors received the following fees:

Annual Fee
Board	R118,000 annually
Audit Committee	R48,000 annually
Empowerment Committee	R32,000 annually
Investment Committee	R32,000 annually
Nomination Committee	R32,000 annually
Remuneration Committee	R32,000 annually
Sustainable Development Committee	R43,000 annually
Technical Committee	R60,000 annually
Chairman of Board	R530,000 (4.5 times the individual director’s fee) annually
Chairman of Board committees	Double the amount that the individual Board committee member received annually
     The terms of employment of the non-executive directors are not set out in any written agreements.
Share Options
     At October 21, 2008, our executive directors and senior management held the following share options, totalling less than 1% of our share capital:

		Average
	Number of	Strike
Directors and	Share	Price	Expiration
Senior Management	Options	(R)	Dates
Directors (total)	91,938	48.55	2012-2015
Senior Management (as a group)	583,403	54.00	2012-2015
Total	675,341	53.26	2012-2015

     Options to purchase a total of 4,184,515 ordinary shares were outstanding on October 21, 2008. The exercise prices of the outstanding options range between R22.90 and R91.60 per share and they expire between 2012 and 2015. Of the outstanding options, options to purchase 675,341 ordinary shares were held by our directors and senior management and those of our subsidiary companies, as described above. No consideration was payable on the grant of these options. See Note 35 to the Consolidated Financial Statements included herein.
Shares issued in terms of the Harmony 2006 Share Plan
     At October 21, 2008, our executive directors and senior management held the following share appreciation rights and performance shares, totaling less than 1% of our share capital:

				PS
Directors and	Share Appreciation		Performance Shares	Price	Expiration
Senior Management	Rights (SAR)	SAR Price (R)	(PS)	(R)	Dates
Frank Abbott	—		—	—	—
Graham Briggs	209,111	78.18	66,163	n/a	2013/2014
Senior Management (as a group)	542,013	72.33	219,546	n/a	2013/2014
Share Ownership
     The following sets forth, as at June 30, 2008 and at October 21, 2008, the total amount of ordinary shares directly or indirectly owned by our directors and senior management, including shares issued under the 2006 Share Plan. Our directors and senior management do not own any preference shares.

Ordinary
	Ordinary			Shares
	Shares Number			Number as at
	as at			November
Holder	June 30, 2008	Percentage		28, 2008	Percentage
Non-executive chairman
P. Motsepe	—	—		—	—
Directors Non-executive
J. Chissano	—	—		—	—
F De Buck	—	—		—	—
Ken Dick	—	—		—	—
Cheick Diarra	—	—		—	—
Dr. S. Lushaba	—	—		—	—
C. Markus	—	—		—	—
M. Motloba	—	—		—	—
C. Savage	—	—		—	—
A. Wilkens	203,000		(1)	203,000		(1)
Executive Directors	—	—		—	—
G. Briggs	—	—		—	—
F. Abbott	—	—		—	—
Total Directors (12 persons)	203,000	—		203,000	—

(1)	Less than 1%.
Employees
General
     Set out below is the number of people working at each of our operations and the number at our operations who are employed by outside contractors as at the end of each of fiscal years 2008, 2007 and 2006.

	Harmony Employees at			Outside Contractors at
	June 30,			June 30,
	2008	2007	2006	2008	2007	2006
South Africa	40,751	47,600	43,283	6,309	9,075	5,287
International	862	516	237	846	350	73
Grand total	41,543	48,325	43,724	7,155	9,851	5,776
     These numbers show a substantial reduction in the number of both employees and of outside contractors which was achieved over the 9-month period ended June 30, 2008. It represents the consequences of the restructuring program on the employee numbers (see below).
South Africa
South Africa’s underground gold mining is very labor intensive and, despite downscaling in recent times, the sector is still a major provider of employment in the economy of the region.
Unionized Labor
South African labor relations is characterised by a high degree of regulation, with legislation covering:
     South African labor relations is characterised by a high degree of regulation, with legislation covering:
•	minimum conditions of employment (note there is no prescribed basic minimum wage);

•	trade union access and membership;

•	training and development;

•	mandatory compensation in the event of termination for operational reasons;

•	affirmative action policies and programs;

•	compensation for occupational illness and injury;

•	mechanisms for collective bargaining;.

•	procedures for the resolution of disputes; and

•	regulation of strikes and dismissals.
     In the mining industry, our relationship with the unions and the government is well established and provides a structure for negotiation conditions of employment and the provision of benefits, including retirement benefits and heath care for employees and their dependants. This structure also allows for consultation on many operational issues including for example, recruitment and selection, training and development and health and safety. We are no different from the other major gold producers in this regard; we fully participate, and in some instances have played a major role, in the industry’s industrial relations structures, including the Chamber of Mines of South Africa (which represents the interest of the major employers in the mining sector).
     The major unions present and recognized by us are the (i) National Union of Mineworkers (NUM), (ii) United Association of South Africa (UASA) and (iii) Mineworkers’ Solidarity and the South African Electrical Workers’ Association (SAEWA).
Set out below is the number of our employees by union membership as of June 30, 2008:

• NUM	77%

• Solidarity	2%

• UASA	9%

• Collective Bargaining Fund	4%

• Other	1%

• Un-unionised	7%
     Approximately 1,726 employees are subject to Agency Shop arrangements (whereby the terms and conditions of service negotiated and agreed to with the recognised Trade Unions are extended to apply to non-union members who, in turn, then pay a small fee to the union) and the rest of the employees either do not belong to a union or belong to one of the more insignificant unions active in Harmony from time to time.
     As a result of our highly unionized labor force and the fact that labor costs constitute approximately 50% of production costs, we have attempted to balance union demands with the need to contain and reduce cash costs in order to ensure the long-term viability of our operations.
     The most significant event in our employee relations during fiscal 2008 was the restructuring program which resulted in a substantial reduction in our employee headcount. This workforce reduction was achieved with the cooperation of all our represented unions and without any disruption of operations. As such, while a workforce reduction of this size by an South African company would normally be a sensitive issue, we were successful in engage in reductions without major operational disruptions and negative publicity. The success of this exercise is attributable to the excellent relationship that our management has cultivated with the unions over the last three years. Affected employees were given severance packages and many were placed in training programmes funded by the Company’s social plan.
     Another key event in fiscal 2008 was the reduction in electricity supply to our mines, resulting in a halting operations and a redeployment of employees to other operations which did not have similar electrical issues. As with our workforce reduction program, we also sought the cooperation of the unions in this matter. While this reduction of electricity supply presented some difficulties which slowed down the redeployment process, approximately 9,095 employees of affected sites were redeployed to other sites within our operations in fiscal 2008.
     The industry wage negotiations were successfully completed in July 2007, and the unions reached a agreement with the Chamber of Mines which provided for a better-than-inflation wage agreement (ranging from 10% for lower level semi-skilled employees down to 8.5% for the more skilled employees). Special arrangements were also agreed to attempt to address the skills shortage in the industry and certain key job categories now receive scarcity allowances of various kinds in an attempt to make the industry attractive to them.
     The only group wide work stoppages were two days in July and August which were lost as part of the national campaign by the largest trade union federation COSATU against soaring food prices.
     In November 2007, our Conops Task Team completed an internal due diligence of Conops. The objective of the internal due diligence exercise were to:
•	establish whether Conops has been successfully implemented at the mines where it was introduced and to what extent the original objective of improved profitability without compromising safety was met;

•	understand the gap that exists between the current performance of the operations and the potential performance after implementation of Conops at these operations; and

•	understand the reasons for the underperformance versus the Conops potential and propose actions to the operations to close the gap.
     Following the above exercise, action plans were produced by each shaft management team at each operation addressing those issues that were identified as requiring attention. After the recommended actions were implemented, progress towards operational improvement was monitored. Our stated intention was to review these planned Conops within three months of implementation; in February 2008, this review was completed, and we decided to phase Conops out at those operations whose ore reserves, infrastructure and staffing levels did not delivery on our profitability objectives.
Work Stoppages
     During October 2008, a 4-day long work stoppage occurred at the Elandsrand mine near Carletonville due to a fall of ground accident which resulted in the death of one mineworker.
     During September 2008, a one day work stoppage occurred at Tshepong, in protest of mine safety, following a fatal accident in which a mineworker was killed. This work stoppage followed an agreement between our management and NUM and was limited only to Tshepong.
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
PNG
     Employee relations in PNG are regulated by the Employment Act of 1978 (PNG) and the Employment of Non-Citizens Act 1978 (PNG). Individual contracts are entered into, and the workforce is not unionized.
     The workforce comprises both expatriates and national citizens, with most working a fly-in fly-out roster.
Long Term Incentive Schemes
     In addition to employees’ annual salaries, Harmony has implemented various share option schemes, including the Harmony 2006 Share Plan. In all, 14% of Harmony’s share capital is reserved for long- term incentive schemes, which were approved by shareholders at the annual general meeting held in November 2005.
Existing share option schemes
     Harmony has two share option schemes, namely the 2001 Share Option Scheme and the 2003 Share Option Scheme (collectively), which all have similar rules. Since the implementation of the 2006 Share Plan, no options have been nor will be issued in terms of the existing schemes.

Options granted before the implementation of the 2006 Share Plan remain open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme.
     A share purchase trust was established in 2002 which is controlled by Harmony. Recourse loans are provided by the trust to employees to enable them to acquire shares or exercise their options under Share Option Schemes. Since March 27, 2003, share option scheme participants are no longer allowed to place their shares in the share purchase trust.
The share purchase trust is funded by a loan from Harmony, which it repays once it receives repayment of the recourse loans granted to employees. Members of the Remuneration Committee serve as trustees. The trustees are not eligible to receive loans from the trust. Participants are not allowed to use structures to lock-in profits as the options are meant to align employees with our shareholders.
Broad-Based Employee Scheme
     The total number of shares to be reserved for the Broad-Based Scheme will be 5% of our current issued share capital, subject to certain employee performance linked milestones which can be realistically achieved. Once achieved, the value is unlocked to the Broad-Based Scheme for the ultimate benefit of the non-managerial employees. The company intends to structure the Broad- Based Scheme so as to maximise the recognition of black participants therein, both from the perspective of the MPRDA and the Broad-Based Black Economic Empowerment Act. Discussions relating to option benefits for non- managerial employees are ongoing with unions representing these employees.
The Harmony 2006 Share Plan
     The Harmony 2006 Share Plan (the plan) was adopted by shareholders at the annual general meeting held on 10 November 2006. The plan incorporates the following elements: equity- settled share appreciation rights, performance shares and performance allocated restricted shares. The Plan is in line with global best practice and emerging South African practice, which in combination serves to reward the required attributes of shareholder alignment and long- term, sustained performance.
     In terms of the Plan, executive directors and senior employees of Harmony and its subsidiaries and associates are awarded rights to receive shares in Harmony, based on the value of these awards when time and performance conditions have been met, the awards have vested and, in the case of the Share Appreciation Rights (SARs), the restricted shares, have been exercised.
     The primary intent of the Plan is to reward executives and senior management for long term, sustained performance achievements which are aligned to shareholder value, and at the same time to ensure an optimal positioning in terms of the accounting and regulatory environment.
     It is envisaged that rewards will be settled in shares. The nature of the Plan, which is linked to performance conditions, is not as dilutive as a normal share option scheme.
     Annual allocations of SARs awards of performance shares and grants of restricted shares are governed by Harmony’s reward philosophy, in which (inter alia) the ‘expected value’ of long- term incentive rewards is set for defined categories of executives and senior management. The expected value is defined as the present value of the future reward outcome of an allocation/award/grant, given the targeted future performance of Harmony and its share price.
Annual incentive scheme
     Our Remuneration Committee ensures that our directors and senior executives are fairly rewarded for their individual contributions to our overall performance.
     In September 2006, the Remuneration Committee approved an annual incentive scheme as part of Harmony’s Reward Philosophy to benefit executive directors and members of management.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     We are an independent gold producer, with no single shareholder exercising control. As of October 21, 2008, our issued share capital consisted of 403,437,257 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
     The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
     Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.
     A list of the 5% holders of our securities as of October 21, 2008 is set forth below:

	Number of
Holder	Shares	Percentage
1. Allan Gray	74,729,579	18.60%
2. ARM Ltd. (2)	63,632,922	15.84%
3. Blackrock Investment Management (UK) Ltd.	33,069,140	8.231%
4. Orbis Investment Management Ltd. (3)	21,029,121	5.23%

(1)	Depository with respect to the ADRs held on the U.S. register.

(2)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.

(3)	Depository with respect to our International Depository Shares.
     The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
     As of October 21, 2008, there were 114 record holders holding 31,179,062 ADSs outstanding, which accounted for 7.73% of our ordinary shares. There were a total of 110,052,632 ADRs outstanding as of the same date, representing 27% of our share capital.
Related Party Transactions
     None of our directors or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction since July 1, 2005, or in any proposed transaction that has affected or will materially affects us or our subsidiaries, other than as stated below.
     On July 11, 2008, we sold our 37.8% share in Village Main Reef Gold Mining Company (1934) Limited for R1.1 million to The Point Investments. ZB Swanepoel, our former Chief Executive Officer, is a director and founder of The Point Investments.
     On February 27, 2008, the Group sold its Orkney assets to Pamodzi in exchange for shares, whereby it obtained an interest of 32.4% and Pamodzi became an associate (refer to note 20). Subsequent to this, we provided goods and services to Pamodzi at cost plus an applicable margin as set out in the service level agreement. The balance of the unsecured loan at June 30, 2008 was R103 million (U.S.$13.2 million). The terms of the loan are being renegotiated, with payment expected within two years. Interest is charged at prime rate; however should an event of default occur the rate will be Prime plus 2%.
     ARM Limited currently holds approximately 16% of our shares. Patrice Motsepe, André Wilkens and Frank Abbott are directors of ARM Limited.
     In Fiscal 2005, as part of the disposal of our investment in ARM Limited to the ARM Broad-based Economic Empowerment Trust (“BEE Trust”), various agreements were put in place to which we accepted and resulted in the majority of the risk not being transferred away from us. Included in these agreements were two guarantees by us to Nedbank relating to the loans obtained by the BEE Trust to acquire the shares from us. On September 28, 2008, the guarantees were cancelled by Nedbank and, consequently, we have no further obligation to Nedbank in this regard. The ARM investment (and associated Nedbank loan) have been derecognised from this date.

     On June 6, 2006, the put-and-call option was cancelled and replaced with a guarantee by us in respect of the first loan, subject to a maximum guaranteed amount of R367.4 million (U.S.$50.4 million) plus interest thereon at the applicable funding rate from May 26, 2006. As a result, we continue to consolidate the ARM Empowerment Trust in our financial statements. In addition, if the ARM Empowerment Trust chooses to dispose of 8,175,640 ARM Limited shares at cost, the maximum guaranteed amount will be reduced to R214.9 million (U.S.$29.5 million) plus interest thereon at the applicable funding rate from May 26, 2006. We have also entered into an indemnity agreement with ARM Limited, according to which ARM Limited agreed to indemnify us against 50% of all claims against us under the guarantee, subject to a maximum of R107.4 million (U.S.$14.7 million) plus interest thereon at the applicable rate from May 26, 2006. On September 28, 2007, the guarantee was cancelled by the Bank, and we have no further obligation in this regard.
     In March 2006, we acquired 37.37 million of the 44.99 million shares held in Western Areas Limited from Allan Gray Ltd. As at June 30, 2008 Allan Gray Ltd was one of our largest shareholders, holding 11% of our total shares. Allan Gray Ltd currently holds approximately 13% of Harmony.
     On June 21, 2006, we announced that we had acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company (1934) Limited (“Village”) for an amount of R458,775 (U.S.$64,178). The equity stake was purchased from ARM Limited at a price of 20 cents per share. Due to the fact that the acquisition surpasses the 35% mark, we were obliged under the Securities Regulation Code on Takeovers and Mergers to extend an offer to the remaining shareholders of Village to acquire all of their shares at the same price at which it acquired the 37.8% stake. On August 14, 2006, we announced that minority shareholders holding 3,163 shares in Village (being 8.38% of the shares in respect of which the offer was made) had accepted our offer. At June 30, 2008, we held 2,295,663 shares representing 37.83% of the issued share capital of Village. Our Chairman, Patrice Motsepe, is also a member of ARM Limited’s board of directors. Frank Abbott was also a director of Village at the time of the purchase. During July 2008, Harmony’s shareholding in Village was sold to Bernard Swanepoel, a former director of Harmony.
INTERESTS OF EXPERTS AND COUNSEL
     Not applicable.

Item 8. FINANCIAL INFORMATION
CONSOLIDATED STATEMENTS
     Please refer to Item 18. “Financial Statements” of this annual report.
Legal Proceedings
     None of our properties is the subject of pending material legal proceedings. We have experienced a number of claims and legal and arbitration proceedings incidental to the normal conduct of our business, such as the ones described below. The directors, however, do not believe that liabilities related to such claims and proceedings are likely to be, individually or in the aggregate, material to the company’s consolidated financial condition.
Class Actions
     We have been made aware of a pending class action in the United States whereby certain ADR holders are seeking damages against us pertaining to our business practices. We have retained local legal counsel to advise on the matter.
Dividends and Dividend Policy
     We paid interim and final dividends on our ordinary shares in 2003 and 2004. Due to operating conditions and our commitment to expenditure on long-term growth projects, we were not able to declare any dividends in fiscal 2005, fiscal 2006, fiscal 2007 or fiscal 2008. For information on our accounting policy relating to dividends, see note 2(w) to the consolidated financial statements.
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
Recent Developments
Hidden Valley joint venture partnership
     On July 16, 2008, the conditions precedent were finalized for the transaction with Newcrest, which included regulatory and statutory approvals by the PNG Government. Completion of Stage 1 has occurred, with an effective date of July 31, 2008.
     A total consideration for completion of Stage 1 of U.S.$229 million was received, of which U.S.$50 million has been placed in a jointly controlled escrow account. This amount was subsequently released to us following the confirmation of an exploration licence approval by the PNG Mining Authorities.
Sale of Mount Magnet
     During fiscal 2008, we entered into an agreement with Monarch Gold for the sale of our Mount Magnet operations. However, subsequent to year-end, we were advised that Monarch Gold had placed itself in voluntary administration and, on August 1, 2008, the Administrator indicated that Monarch Gold will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. We received from Monarch Gold a deposit of A$5 million of which A$2.5 million has been refunded and A$2.5 million has been recorded as revenue. We have resumed management of the operation and have re-commenced the sale process. The assets are now under care and maintenance.
     The price in the binding purchase agreement with Monarch Gold, together with other competitive bids received at the time, was considered to be the best evidence of the fair value less cost to sell of the Mount Magnet operations at June 30, 2008. Due to the significant changes in economic circumstances that occurred after July 1, 2008, including the availability and cost of funding to a potential buyer, management obtained an external indicative valuation in October 2008 and updated their estimate of the fair value less costs to sell of the Mount Magnet operations. Based on these estimates, the fair value less costs to sell decreased by approximately US$18.3 million in the period subsequent to June 30, 2008. As a result, we recognized additional impairments of our non-current assets held for sale in the September 2008 quarter.

Village Main Reef
     During July 2008, we entered into a sale of shares agreement with To The Point Growth Specialists Investments 2 (Proprietary) Limited (“To The Point”) in terms of which we sold our 37.8% shareholding in Village to To The Point, acquiring 2,295,663 shares of 12.5 cents each, fully paid up, for a purchase consideration of R1.1 million.
Rand Uranium
     On December 19, 2007, we announced that we had entered into an agreement with Pamodzi Resources Fund 1, LLP (“PRF”) for the sale of our gold and uranium assets at the Cooke operations to a specially formed Company, Rand Uranium, of which PRF would own 60% of the issued share capital.
     A revised purchase consideration of US$348 million has been agreed upon. We will receive US$209 million for the sale of the 60% portion of Rand Uranium to PRF, of which US$40 million will be payable on the effective date (November 21, 2008), US$157 million, plus interest thereon at 5% per annum, on April 22, 2009 and the balance of the purchase consideration on completion of stage two. Stage two of the transaction relates to the old Randfontein assets and is expected to be finalized on or shortly after April 22, 2009.
     PRF’s investors, affliates of First Reserve Corporation and AMCI Capital LP, have provided us with a guarantee in respect of the above amounts. In addition, PRF will pledge its shares in Rand Uranium to us as security for PRF’s obligation to pay the purchase consideration.

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
OFFERING AND LISTING DETAILS
     The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary
	Shares
	(Rand per Ordinary
	Share)
	High	Low
Fiscal year ended June 30, 2006
First Quarter	71.99	46.62
Second Quarter	88.35	65.50
Third Quarter	117.05	76.00
Fourth Quarter	114.21	80.51
Full Year	117.05	46.62
Fiscal year ended June 30, 2007
First Quarter	121.54	86.10
Second Quarter	123.00	101.00
Third Quarter	113.45	90.85
Fourth Quarter	117.85	94.30
Full Year	123.00	86.10
Fiscal year ended June 30, 2008
First Quarter	104.05	60.00
Second Quarter	83.05	63.00
Third Quarter	118.50	69.00
Fourth Quarter	104.41	82.98
Full Year	118.52	60.00
Month of
July 2008	99.00	75.10
August 2008	80.49	56.45
September 2008	87.78	52.10
As of October 21, 2008	92.74	88.00
     On June 30, 2008, the share price of our ordinary shares on the JSE was R95.00.
     Our ADRs are dual-listed on the New York Stock Exchange and, as of November 29, 2005, on the NASDAQ. The high and low sales prices in U.S. dollars for our ADRs for the periods indicated, as reported on the NYSE and NASDAQ, were as follows:

	NYSE		NASDAQ
	Harmony ADRs		Harmony ADRs
	($ per ADR)		($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2006
First Quarter	11.23	7.21	11.06	7.20
Second Quarter	13.64	9.71	13.64	9.71
Third Quarter	18.84	12.25	18.84	12.25
Fourth Quarter	17.76	11.90	17.76	11.90
Full Year	18.84	7.21	18.84	7.21
Fiscal year ended June 30, 2007
First Quarter	17.10	11.91	17.10	11.91
Second Quarter	17.26	12.81	17.26	12.81
Third Quarter	15.97	12.80	15.97	12.80
Fourth Quarter	16.70	13.15	16.70	13.15
Full Year	16.76	12.67	16.76	12.67
Fiscal year ended June 30, 2008
First Quarter	15.27	8.42	15.27	8.41
Second Quarter	11.90	9.35	11.90	9.35
Third Quarter	14.56	9.34	14.56	9.34
Fourth Quarter	13.20	10.45	13.20	10.45
Full Year	15.27	8.42	15.27	8.74
Month of
July 2008	12.65	10.26	12.70	10.76
August 2008	10.67	7.22	10.22	7.22
September 2008	10.74	6.38	10.77	6.39
As of October 21, 2008	10.43	9.82	10.43	9.80
     On October 21, 2008, the closing share price of our ordinary shares on the NYSE was U.S.$7.13.
     On October 21, 2008, the closing share price of our ordinary shares on NASDAQ was U.S.$7.13.
THE SECURITIES EXCHANGE IN SOUTH AFRICA
     The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
     As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets; equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalisation.
     The JSE is the market of choice for local and international investors looking to gain exposure to the leading capital markets in South Africa and the broader African continent.
History
     The Securities Exchange in South Africa, now known as JSE Limited, was formed in November 1887. In 1993 the JSE became an active member of the African Stock Exchanges Association. On May 15, 1996, the formal bond market passed from the JSE to the Bond Exchange of South Africa and is separately licensed as a financial market in terms of the Financial Markets Control Act.
     Following the closure of the open outcry trading floor on June 7, 1996, an order driven, centralized automated trading system known as the JSE Equities Trading, or JET, system was introduced together with dual trading and negotiated brokerage. On August 18, 1997, the Listings division of the JSE introduced a real time news service for the dissemination of company announcements and price sensitive information. SENS (Stock Exchange News Service) ensures early, equal and wide dissemination of all information that is expected to have an effect on the prices of securities that trade on the JSE. In 1998, the JSE introduced an Internet-based Service, the Emerging Enterprise Zone, or the EEZ, to match seekers and providers of capital for small and medium business. In November 1999, the electronic clearing and settlement system,

STRATE (Share Transactions Totally Electronic) was introduced and the JET system was modified to prepare for the implementation of an open interface to the system via the Application Program Interface. The Alternative Exchange, known as the “AltX”, aimed at attracting smaller companies to the JSE, was launched in October 2003 and at September 30, 2007 boasts 60 listings with more companies due to list by the end of 2007. Yield-X, which trades spot and derivative interest rate products across the yield curve on an automated central order book was introduced in February 2005. The JSE’s Single Stock Futures market is the world leader in terms of contracts traded, according to the World Federation of Exchanges’ IOMA Derivative Markets Survey. Concurrent with its loss of tax-exempt status on July 1, 2005, the JSE Securities Exchange South Africa de-mutualized, ending its 118 year history as a tax-exempt, member owned, voluntary association to become JSE Limited, a public but unlisted company. Liquidity on the JSE has grown from 5% in 1996 to more than 40% by September 30, 2007. The market capitalization of the JSE equities market was U.S.D777,4 million at August 31, 2007, with the JSE ranking as the 19th largest stock exchange in the world.
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
General
     We are a public company with limited liability, and is registered under the Companies Act with the Registrar of Companies, Department of Trade and Industry under Registration number 1950/038232/06. We are governed by our Memorandum of Association and Articles of Association, the provisions of the Companies Act and the various Listings Requirements. Our operations are also subject to various laws and regulations, including those described in Item 4. “Information on the Company Regulation”.
Objects and Purposes
     Our objects are set forth in Paragraph 3 of our Memorandum of Association and include:
•	to acquire by purchase, cession, grant, lease, exchange or otherwise any movable or immovable property, mines, mineral property, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, lands, farms, buildings, water rights, concessions, grants, rights, powers, privileges, surface rights of every description, servitudes or other limited rights or interests in land and mineral contracts of every description; and any interest therein and rights over the same; and to enter into any contract, option or prospecting contract in respect thereof, and generally to enter into any arrangement that may seem conducive to our objects or any of them;

•	to carry out all forms of exploration work and in particular to search for, prospect, examine, explore and obtain information in regard to mines, mineral properties, claims, mineral rights, mining rights, mining leases, mining titles, mynpachts, mining districts or locations and ground and soil supposed to contain or containing precious stones, minerals or metals of every description;

•	to open, work, develop and maintain gold, silver, diamond, copper, coal, iron and other mines, mineral and other rights, properties and works, and to carry on and conduct the business of raising, crushing, washing, smelting, reducing and amalgamating ores, metals, minerals and precious stones, and to render the same merchantable and fit for use and to carry on all or any of the businesses of miners, mineralogists, metallurgists, amalgamators, geophysicists, smelters, quarry owners, quarrymen and brickmakers;

•	to buy, sell, refine and deal in bullion, specie, coin and precious and base metals, and also precious stones and other products of mining; and

•	to employ and pay mining experts, agents and other persons, partnerships, companies or corporations, and to organize, equip and dispatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands, farms, districts, territories and properties in any part of the world, whether the same are our property or otherwise.
Directors
Disclosure of Interests
     A Harmony director may not vote in respect of any contract or arrangement in which he or she is interested, and may not be counted in the quorum for the purpose of any resolution regarding such a contract or arrangement. This restriction does not apply, however, to:
•	any arrangement for giving the director a security or indemnity in respect of money lent, or an obligation undertaken, by such director for our benefit;

•	any arrangement by which we give any security to a third party in respect of our debt or obligation for which the director himself or herself has assumed responsibility, in whole or in part, whether under a guarantee or indemnity or by the deposit of a security;
•	any contract by the director to subscribe for or underwrite our shares or debentures;

•	any contract or arrangement with a company other than us, in which the director holds or controls, directly or indirectly, no more than 1% of shares representing either (i) any class of the equity share capital of that company or (ii) the overall voting rights of that company; or

•	any retirement scheme or fund which relates to both directors and to employees (or a class of employees) and does not accord to any director, as such, any privilege or advantage not generally accorded to the employees to which such scheme or fund relates.
     The restrictions preventing directors from voting in respect of contracts or arrangement in which they are interested may be suspended or relaxed at any time, either generally or in respect of particular circumstances, by the holders of 75% our ordinary shares who are present and voting in a general meeting.
     A director, notwithstanding his of her interest, may be counted in the quorum present at any meeting where: (i) he or she or any other director is appointed to hold any office or position of profit in Harmony; (ii) the directors resolve to exercise any of our rights to appoint, or concur in the appointment of, a director to hold any office or position of profit in any other company; or (iii) the terms of any such appointment are considered or varied. At this meeting, each director may vote on the matters listed above, but no director may vote in respect of his or her own appointment, or the arrangement or variation of the terms of his or her own appointment.
     The restrictions described above do not prevent or debar any director, as a holder of any class of our shares, from taking part in or voting upon any question submitted to a vote by that class at a general meeting, regardless of that director’s personal interest or concern.
Compensation
     The remuneration of our directors in their capacity as directors, including fees per directors meeting, and additional compensation for the performance of other services, such as serving on committees, may be established either by a majority of the holders of our ordinary shares, present and voting in a general meeting, or by a majority of disinterested directors at a meeting of directors, provided they constitute a quorum.
Borrowing Powers
     Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they see fit. However, without the consent of a majority of the holders of our ordinary shares present and voting in a general meeting, the aggregate principal amount outstanding in respect of monies raised, borrowed or secured by us and any of our subsidiaries may not exceed the greater of (i) R40 million or (ii) the aggregate amount, from time to time, of our issued and paid up capital, plus the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, plus our share premium account and the share premium accounts of our subsidiaries.
     The Companies Act provides that a company may only make a loan to its owner, director or manager with the prior consent of all the members of the company or pursuant to a special resolution relating to a specific transaction.
Rotation
     At each of our annual general meetings, one-third of the directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. At the next general meeting of shareholders, Mr P. Abbott and Mr. CML Savage are due to retire by rotation. Retiring directors are eligible for re-election and said directors have made themselves available for re-election.
     If a director is appointed to any Harmony executive office, his or her employment contract may provide that he or she shall be exempt from rotation for the lesser of (i) a period of 5 years or (ii) the period during which he or she continues to hold the relevant executive office. During the relevant period, the director in question shall not be taken into account in determining the retirement of directors by rotation. The number of directors who may be exempt from retirement by rotation in this manner shall not equal or exceed one-half of the total number of the directors at the time of the relevant director’s appointment. Currently none of our directors are exempted from retirement under these provisions.

Qualifications
     There is no age limit requirement with regard to retirement or non-retirement of directors. Directors are not required to hold any of our shares to qualify them for appointment as directors.
Share Capital
     As of June 30, 2008, our issued share capital consisted of 403,253,756 ordinary shares with a par value of R0.50 each. As of October 21, 2008, our issued share capital consisted of 403,437,257 ordinary shares with a par value of R0.50 each. At the general meeting held on November 12, 2004, our authorized share capital was increased from 450,000,000 ordinary shares with a par value of R0.50 to 1,200,000,000 ordinary shares with a par value of R0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.
Description of Ordinary Shares
     This section summarizes the material provisions of Harmony’s ordinary shares as set out in Harmony’s Memorandum and Articles of Association, the Companies Act and the JSE listings requirements, each as currently in effect. It does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.
Dividends
     Either the Board or a majority of the holders of our ordinary shares, voting in a general meeting, may, from time to time, declare a dividend to be paid to the registered holders of ordinary shares according to their respective rights and interests in the profits, measured in proportion to the number of ordinary shares held by them. Under South African law, a company’s equity may be distributed as a dividend, provided that any necessary shareholder approval is obtained and, after the distribution of the dividend, the company remains solvent and liquid. Cash dividends, however, may only be paid out of the profits of the company. Cash dividends paid by us will not bear any interest payable by us. Dividends may be declared either free of, or subject to, the deduction of income tax and any other tax or duty which may be chargeable. There is currently no tax payable in South Africa by the recipients of dividends who are outside South Africa.
     Dividends are declared payable to holders of ordinary shares who are registered as such on a record date determined by the Board, which must be after the later of the date of the dividend declaration or the date of confirmation of the dividend. The period between the record date and the date of the closing of the transfer registers in respect of the dividend shall be not less than 14 days.
     Holders of our ordinary shares, voting in a general meeting, may not declare a dividend greater than the amount recommended by the directors, but may declare a smaller dividend. Dividends will be paid to the holders of our ordinary shares in proportion to the number of their shares. All unclaimed dividends may be invested or otherwise utilized by the Board for our benefit until claimed; provided that dividends unclaimed after a period of twelve years from the date of declaration may be declared forfeited by the Board. Forfeited dividends revert to us.
     Any dividend or other sum payable in cash to a holder may be transmitted by a payment method determined by the directors, such as electronic bank transfer or ordinary post to the address of the holder recorded in the register or any other address the holder may previously have given to us in writing. We will not be responsible for any loss in transmission.
     Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets, including shares and debentures of any other company, in cash, or by one or more of such methods, as the Board may determine and direct at the time of the dividend declaration.
     When any holders of our ordinary shares reside outside of South Africa, the Board has the power, subject to any applicable laws or regulations, to declare a dividend in a relevant currency other than the Rand and to determine the date on which and the rate of exchange at which the dividend shall be converted into the other currency.
     All cash dividends paid by us are expected to be in Rand. Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends paid in Rand will be converted by the depository to U.S. dollars and paid by the depository to holders of ADRs, to the extent it can do so on a reasonable basis and can transfer the U.S. dollars to the United States, net of conversion expenses of the depository, and in accordance with the Deposit Agreement.

Voting Rights
     Subject to any rights or restrictions attached to any class of ordinary shares, every holder of our ordinary shares who is present in person at a shareholder meeting, or a person present as a representative of holders of one or more ordinary shares, shall on a show of hands have one vote, irrespective of the number of ordinary shares he holds or represents. Every holder of ordinary shares shall, on a poll, have one vote for every ordinary share held by him. A shareholder is entitled to appoint a proxy to attend and speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder. On a poll, a shareholder entitled to more than one vote (or his representative, proxy or agent) need not, if he votes, use all of his votes or cast all of his votes in the same way.
Distribution of Assets on Liquidation
     In the event of voluntary or compulsory liquidation, dissolution or winding up, the assets remaining after payment of all our debts and liabilities, including the costs of liquidation, will be applied to repay the amount paid up on our issued capital to holders of our ordinary shares and, thereafter, the balance will be divided pro rata among the holders of our ordinary shares, subject to any special rights or conditions attaching to any shares. Any portion of our assets may, upon such liquidation, dissolution or winding up, and with the approval of a special resolution, be paid to the ordinary shareholders by the distribution of specific assets or may be vested in trustees for the benefit of such ordinary shareholders.
Redemption/Purchase of Shares
     No shares shall be issued which are redeemable by their terms or at the option of any party.
     The Companies Act permits companies to establish share incentive trusts and provide funds with which such trusts may purchase securities (including debt and equity securities) of a company or its holding company. These securities are to be held by or for the benefit of employees, including salaried directors. The Companies Act also permits such a trust to loan funds to company employees for the purpose of purchasing or subscribing for our securities, provided that such trusts may not loan funds to directors who do not hold salaried employment or office.
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
     WE are authorized pursuant to our Articles of Association to approve the acquisition of our shares by special resolution from time to time. We are also authorized pursuant to our Articles of Association to make payments in cash or in specie to any class of our shareholders.
Issue of Additional Shares and Pre-emptive Rights
     The Companies Act does not provide holders of any class of our shares with pre-emptive rights. However, the JSE requires that any new issues of equity shares by companies listed on the exchange must first be offered to existing holders of such shares, in proportion to their current holding.
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
Transfer of Shares
     Owners of our ordinary shares may transfer any or all of their shares in writing in any common form or in any form approved by our directors. Every instrument of transfer must be executed by the transferor or, if the directors so determine, by the transferor and the transferee. The transferor will remain the holder of the ordinary shares transferred until the name of the transferee is entered in our register of members in respect of such ordinary shares.
     The Board may refuse to recognize any instrument of transfer that is not duly stamped (if required) or is not accompanied by appropriate evidence of the transferor’s title. Such right of refusal will not prevent dealings occurring on an open and proper basis. We retain all instruments of transfer that are registered. Any instrument of transfer that the Board refuses to register is, except in the case of fraud, returned on demand to the person depositing such instrument.
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
Variation of Rights
     We may vary the rights attached to any issued or not yet issued shares by special resolution. However, if at any time the issued share capital is divided into different classes of shares, the rights attached to any class may not be varied except with the consent in writing of the holders of at least 75% of the issued shares of that class or through a resolution passed at a separate general meeting of the holders of the shares of that class. The quorum for such a meeting shall be the lesser of (i) 3 shareholders or (ii) 75% of the shareholders of that class, present in person or by their representatives, agents or proxies, provided that such shareholders must control or hold at least one half of the issued shares of that class. A share shall be a share of a different class from another share if the two shares do not rank pari passu in every respect.
Changes in Capital or Objects and Powers of Harmony
     The provisions of our Memorandum and Articles of Association pertaining to changes in our share capital and powers are substantially equivalent to the provisions of the Companies Act. We may by special resolution:
•	increase our authorized or paid-up share capital;

•	consolidate and divide all or any part of our shares into shares of a larger amount;

•	increase the number of our no par value shares without an increase of our stated capital;

•	sub-divide all or any part of our shares having a par value;

•	convert all of our ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value and vice versa;

•	convert our stated capital constituted by ordinary or preference shares of no par value into share capital consisting of shares having a par value;

•	vary the rights attached to any shares whether issued or not yet issued;

•	convert any of our issued or unissued shares into shares of another class;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	convert any of our issued shares into preference shares which can be redeemed;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled; or

•	reduce the authorized share capital.
     We may by ordinary resolution:
•	reduce our issued share capital;

•	reduce our stated capital; or

•	reduce our capital redemption reserve fund and share premium account.
Meetings of Shareholders
     Our directors may at any time convene general meetings of our shareholders. The directors shall convene a general meeting upon request of shareholders in accordance with the provisions of the Companies Act. No more than fifteen months may elapse between the date of one annual general meeting and the next, and the annual general meeting shall be held within six months after the expiration of each of our financial years.
     We are required to provide our members with written notice of meetings, which shall specify the place, the day and time of the meeting. In every notice calling a meeting of Harmony or of any class of members of Harmony, there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote in lieu of such person and that a proxy need not also be a member. Notice of a general meeting shall be given to the JSE and to the following persons and no other person shall be entitled to receive notice of general meetings:
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
     Our business may be transacted at a general meeting only when a quorum of members is present. Three members present personally or by representative and entitled to vote are a quorum.
     The annual general meeting deals with and disposes of all matters prescribed by our Articles of Association and by the Companies Act, including:
•	the consideration of the annual financial statements and report of the auditors;

•	the election of directors;

•	the appointment of auditors; and

•	any business arising from the annual financial statements considered at the meeting.
     The holder of a general or special power of attorney given by a member, whether the holder is a member or not, shall be entitled to attend meetings of Harmony or of any class of members of Harmony and to vote at such meetings if so authorized by the power of attorney. Any member may appoint a proxy, who need not be a member, to attend, speak and, subject to the provisions of the Companies Act, to vote in his place on a show of hands and on a poll at any general meeting or at any meeting of any class of members. The instrument appointing a proxy to vote at a meeting of Harmony and the power of attorney or other authority shall be deposited at our transfer office not later than 48 hours (excluding Saturdays, Sundays and Public Holidays) before the meeting at which the person empowered proposes to vote. No instrument appointing a proxy shall be valid after the end of a period of 6 months commencing on the date on which it is signed unless otherwise expressly stated in the proxy.
Title to Shares
     The registered holder or holders of any shares shall, during his or their respective lifetimes and while not subject to any legal incapacity, be the only person or persons recognized by us as having any right to, or in respect of, such shares and, in particular, we shall not be bound to recognize:
•	that the registered holder or holders hold such shares upon trust for, or as the nominee of, any other person; or

•	that any person, other than the registered holder or holders, holds any contingent, future or partial interest in such shares or any interest in any fractional part of any of such shares.
     Where any share is registered in the names of two or more persons they shall be deemed to be joint holders. Accordingly where any member dies, the survivor or survivors, where the deceased was a joint holder, and the executor of the deceased, where the deceased was the sole holder, shall be the only persons recognized by us as having any right to the interest of the deceased in any of our shares.
     We may enter in the register as member, no mine official, of Harmony, the name of any person who submits proof of his appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased member of Harmony or of a member whose estate has been sequestrated or of a member who is otherwise under disability or as liquidator of any body corporate in the course of being wound up which is a member of Harmony, and any person whose name has been so entered in the register shall be deemed to be a member of Harmony.
Non-South African Shareholders
     There are no limitations imposed by South African law or by our Articles of Association on the rights of non-South African shareholders to hold or vote our ordinary shares or securities convertible into ordinary shares.
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
Changes in Control
     There are various procedures under the Companies Act whereby mergers and takeovers can be effected. These procedures are not exclusive and there are a variety of techniques that can be used to acquire control. All of these procedures are, however, subject to control by the

Securities Regulation Panel and the requirements embodied in the Securities Regulation Code on Takeovers and Mergers shall be adhered to. The JSE Listing Requirements also contain certain requirements with regard to the process involved in a merger or takeover. While the requirements of the Securities Regulation Panel and the JSE Listings Requirements might have the general effect of delaying, deferring or preventing a change in control of a company, our Memorandum and Articles of Association do not impose additional restrictions on mergers or takeovers.
Register of Members
     We keep a register of shareholders at our office and at the office of our transfer secretaries in South Africa, and our transfer secretaries in the United Kingdom keep a branch shareholders’ register at their offices.
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
     The directors will cause to be prepared annual financial statements and a South African annual report as required by the Companies Act and the JSE rules. We will deliver a copy of the South African annual report and annual financial statements to every member not less than twenty-one days prior to the date of each annual general meeting.
     Our annual report on Form 20-F is available on our website at www.harmony.co.za. We will deliver a paper copy of the annual report containing our IFRS audited financial statements, free of charge, to any shareholder upon request.
MATERIAL CONTRACTS
     We enter into material contracts in connection with our business, as described in Item 4. “Information on the Company — Business” and in connection with financing arrangements, as described in Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
EXCHANGE CONTROLS
Introduction
     The following is a general outline of South African exchange controls. Investors should consult a professional adviser as to the exchange control implications of their particular investments.
     The Republic of South Africa’s exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and between residents of the Common Monetary Area are subject to these exchange controls, which are regulated by the South African Reserve Bank (“SARB”).
     Since 1995 a number of exchange control regulations have been relaxed with regard to both residents and non-residents. The government remains committed to the total abolition of exchange controls, but has stated its intention of following a gradual approach. This gradual approach to the abolition of exchange controls adopted by the South African government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is to reach a point where there is equality of treatment between residents and non-residents in relation to inflows and outflows of capital. South Africa, being classified as an emerging market, is therefore still regarded as a capital importer, hence the controls over capital flows. The risk of capital outflow has been eased over the past five years due to the substantial inflows of foreign portfolio investment and a substantial increase in the country’s foreign exchange reserves. Unlimited outward transfers of capital are not permitted at this stage, but the emphasis of regulation is expected to be increasingly on the positive aspects of prudential financial supervision.

Further exchange control liberalization will depend to a large extent on the achievement and maintenance of balance of payments and exchange rate stability.
     A considerable degree of flexibility is built into the system of exchange controls, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorized dealers.
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
     These comments relate to exchange controls in force at June 30, 2008. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African government in the future.
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
     Under present South African exchange control regulations, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. No prior SARB approval is required for the transfer of proceeds to South Africa, in respect of shares listed on the JSE, provided these funds enter the country through the normal banking channels. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of those holders of ordinary shares who are not residents of the Common Monetary Area are freely remittable to those holders. Share certificates and warrant certificates held by non-residents will be endorsed with the words “non-resident.”
Loans
     Generally, the making of loans to us or our subsidiaries, our or our subsidiaries’ ability to borrow from non-South African sources and the repatriation of dividends, interest and royalties by Harmony will be regulated by the Exchange Control Department of the SARB. If a foreign investor wishes to lend capital to a South African company, the prior approval of the SARB must be sought mainly in respect of the interest rate and terms of repayment applicable to such loan.
     Interest on foreign loans is freely remittable abroad, provided the loans received prior approval from the SARB.
Investments
     We are also required to seek approval from the SARB to use funds held in South Africa to make investments outside of South Africa.
Dividends
     Dividends declared by a quoted company are freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB.
     Where 75% or more of a South African company’s capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an “affected person” by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an “affected person” by the SARB.
     If an affected person made use of local borrowing facilities, the affected persons must apply for SARB approval prior to remitting dividends offshore. As a general matter, an affected person that has accumulated historical losses may not declare dividends out of current profits unless and until such time that the affected person’s local borrowings do not exceed the local borrowing limit.

CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS
     The discussion in this section is based on current law and our interpretation thereof. Changes in the law may alter the tax treatment of our ordinary shares or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not tax residents of South Africa. It specifically excludes the tax consequences for non-tax residents whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not a beneficial recipient of the dividends, or where the source of the transaction is to be in South Africa. In addition, it does not cover the tax consequences for the holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“Treaty”). It also assumes that the holders would hold the ordinary shares or ADSs on capital account (that is, for investment purpose). We recommend that you consult your own tax adviser about the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.
Dividends
     South Africa does not currently level any withholding tax on dividends. Rather, it currently imposes a corporate tax known as Secondary Tax on Companies (“STC”) at a rate of 10% on dividends declared by a South African company. It is important to appreciate that STC is not a withholding tax on dividends, but a tax on profits of a company. However, it was announced that STC would be abolished and be replaced by a dividend withholding tax by the end of calendar year 2009. The rate of the new dividend withholding tax will be 10%. The new withholding tax will be imposed on, amongst others, non-resident shareholders, and it would be withheld by the company declaring and paying the dividend to its shareholders.
     Article 10 of the Treaty provides that a withholding tax may be levied by South Africa. However, it may not exceed 5% of the gross amount of the dividends if the beneficial owner is a company which holds directly at least 10% of the voting stock of the company paying the dividends. Although the Treaty refers to a maximum withholding tax rate of 15% in other cases, the rate would be 10%.
Capital Gains Tax
     A Capital gains Tax (“CGT”) was introduced with effect from October 1, 2001. CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The Treaty (which would prevail the case of conflict) provides that the U.S. holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are hold on revenue account, a similar principle would apply with reference to the payment of income tax, and income tax will only be payable to the extent that the holder carries on business in South Africa through the permanent establishment situation therein. Any gains realized on the disposal of shares are automatically deemed to be of a capital nature if they have been held for a continuous period of 3 years. Such provision applies automatically and is not elective.
Security Transfer Tax
     A Security Transfer Tax (“STT”) has been introduced with effect from July 1, 2008 in respect of the transfer of any security issued by a South African company at a rate of 0.25% of the taxable amount of the security concerned (generally the market value thereof). A security is defined to include depository receipt in a company, in addition to company shares. STT is not payable on the issue of any security.
     Although ADSs in respect of our shares are not listed on the JSE, reference is specifically made to the transfer of depository receipts in a South African company. As a consequence, STT will therefore be payable on the transfer of ADSs. In addition, the process of depositing shares listed on the JSE in return for ADSs, or withdrawing such shares from the deposit facility, may attract STT as and when the shares are transferred to or from the depository institution.
     STT is payable by the broker or participant if a transaction is effected through a stockbroker or a strata participant, but it may be recovered from the person acquiring the beneficial ownership of the rights concerned. In other instances, STT is payable by the person acquiring beneficial ownership.
     STT is also payable on the subsequent redemption or cancellation of shares.

Capitalization Shares
     Capitalization shares distributed at the option of holders of shares in lieu of cash dividends are currently not subject to STC. However, this position may change to the extent that the new withholding tax on dividends is introduced.
Voting Rights
     There are no limitations on the right of non-resident or foreign owners to hold or vote our ordinary shares imposed by South African law or by our charter.
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
     To the extent that you incur South African stamp duty, MST or uncertified securities tax (to be replaced with STT) in connection with a transfer or withdrawal of ordinary shares as described under “— Certain South African Tax Considerations — Security Transfer Tax” above, such stamp duty, MST or uncertified securities tax will not be a creditable tax for U.S. foreign tax credit purposes.
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
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENTS BY EXPERTS
     Not applicable.
DOCUMENTS ON DISPLAY
     Our Memorandum and Articles of Association may be examined at our principal place of business at: Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa. We also files annual and, furnishes interim reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:
Public Reference Room
100 F Street, NW
Room 1580
Washington D.C. 20549
     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services. We file electronically with the SEC, and the documents it files are available on the website maintained by the SEC at www.sec.gov.
SUBSIDIARY INFORMATION
     Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General
     We are exposed to market risks, including credit risk, foreign currency risk, commodity price risk and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, we may enter into derivative financial instruments to manage these exposures. We have policies in areas such as counterparty exposure and hedging practices, which have been approved by our senior management. We do not hold or issue derivative financial instruments for trading or speculative purposes.
     We did not apply hedge accounting to incidental hedges held in the past.
     In accordance with IAS 39 — Financial Instruments: Recognition and Measurement, we account for our derivative financial instruments as hedging transactions if the following criteria are met:
•	in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur.
Foreign Currency Sensitivity
     In the ordinary course of business, we enter into transactions denominated in foreign currencies (primarily U.S. dollars, Australian dollars and Kina). In addition, we incur investments and liabilities in U.S. dollars, Canadian dollars, British pounds sterling and Australian dollars from time to time. As a result, we re subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. We do not generally hedge our exposure to foreign currency exchange rates.
     Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar because gold is generally sold throughout the world in U.S. dollars, but most of our operating costs are incurred in Rand and other non-U.S. currencies. Appreciation of the Rand and other non-U.S. currencies against the U.S. dollar increases working costs at our operations when those costs are translated into U.S. dollars, which reduces operating margins and net income from our operations. Depreciation of the Rand and other non-U.S. currencies against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which increases operating margins and net income from our operations. See Item 3. “Key Information — Exchange Rates” and Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand and other non-U.S. currencies, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand and other non-U.S. currencies”.
Commodity Price Sensitivity
General
     The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market prices of our ordinary shares.
     Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely”. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.
Harmony’s Hedging Policy
     As a general rule, we sell our gold production at market prices. We generally do not enter into forward sales, commodity, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. For more detailed information on our hedging policy, see Item 4. “Information on the Company — Business — Hedge Policy”.
     A substantial proportion of the production of both New Hampton and Hill 50 was already hedged when acquired by us. In fiscal 2003, we restructured the overall hedge portfolio of the Australian operations and changed the classification of the hedge book from normal purchase and sale agreements to speculative contracts. The mark-to-market movements on these contracts were reflected in the income statement. We have reduced the remaining hedge positions of the Australian operations by primarily closing out the remainder of these hedge agreements. In fiscal 2007, we closed out the remainder of our Australian hedge book, which we had inherited with the acquisition of the Hill 50 mine. In total, some 220,000 ounces were closed out at an average spot rate of A$809/ounce, for a total cost of A$72.8 million (U.S.$60.0 million). This means that we are completely unhedged.

Commodity Sales Agreements
     We did not have any forward commodity sales agreements in place during fiscal 2008.
Commodity Hedging Experience
     In fiscal 2008, we sold 1,948,776 ounces of gold at an average price of U.S.$818 per ounce. At a gold price of U.S.$500, product sales would have amounted to approximately U.S.$974 million for fiscal 2008, a reduction of approximately U.S.620 million in product sales. In fiscal 2007, we sold 2,334,198 ounces of gold at an average price of U.S.$638 per ounce. At a gold price of U.S.$500, product sales would have amounted to approximately U.S.$1,167 million for fiscal 2007, a reduction of approximately U.S.322 million in product sales. In fiscal 2006, we sold 2,386,925 ounces of gold at an average price of U.S.$529 per ounce. At a gold price of U.S.$250, product sales would have amounted to approximately U.S.$597 million for fiscal 2006, a reduction of approximately U.S.$666 million in product sales.
     The gold spot price on October 21, 2008 was U.S.$772/oz per ounce. During fiscal 2008, the gold spot price traded in a range from U.S.$649 to U.S.$1,011 per ounce.
Foreign Currency Sensitivity
     Our revenues are sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar. We generally do not enter into forward sales, commodity, derivatives or other hedging arrangements to establish a ZAR/U.S.$ exchange rate in advance for the sale of our future gold production.
     We, however, inherited forward exchange contracts with the acquisition of Avgold in fiscal 2004. Hedge accounting was not applied and the mark-to-market movement was reflected in the income statement. The last portion of these forward exchange contracts matured on December 31, 2005. All the forward exchange contracts were closed out in accordance with the contract specifications, resulting in our NIL exposure on June 30, 2008.
     We did not have any currency contracts in place as of June 30, 2008 or as of June 30, 2007.
Sensitivity Analysis
     All of our currency contracts were closed out as of June 30, 2006.
Interest Rate Sensitivity
     Our interest rate risk arises mainly from long-term borrowings. We have both fixed and variable interest rate borrowings. Fixed rate borrowings expose us to fair value interest rate risk. Variable rate borrowings expose us to cash flow interest rate risk. We have not entered into interest rate swap agreements in fiscal years 2006, 2007 and 2008.
Sensitivity analysis
     A change of 100 basis points in interest rates at June 30, 2008 and 2007 would have increased (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2008	2007
	($ in millions)
Increase in 100 basis points	3	16
Decrease in 100 basis points	(3)	(16)
     The above table excludes the fixed rate convertible bond. As it is accounted for at amortized cost, interest rate changes do not affect reported profit and loss.
     For further information on sensitivities, see note 4 of the consolidated financial statements.

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
     Auriferous: a substance that contains gold (AU).
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
     Conglomerate: a coarse-grained classic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.
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
     Open-pit/Open cast/Open cut: mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.
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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
     At a general meeting held on November 26, 2007, our shareholders authorized the Board to (i) place 10% of the unissued ordinary shares of the company under directors’ control and (ii) authorizing the Board to allot and issue up to 10% of all or any of our authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE .
     At a general meeting held on November 11, 2006, our shareholders authorized the Board to acquire from time to time such a number of our issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which our ordinary shares may be quoted or listed. The shareholders also approved amendments to our Articles of Association in order to comply with the JSE amended listing requirements.
     At a general meeting held on November 11, 2005, our shareholders authorized the Board to acquire from time to time such a number of our issued ordinary shares at such price or prices and on such terms and conditions as the Board may determine, but subject to the requirements of the JSE and the requirements of the other exchanges upon which our ordinary shares may be quoted or listed. The shareholders also approved amendments to our Articles of Association in order to comply with the JSE amended listing requirements.
USE OF PROCEEDS
     Not applicable.

Item 15. DISCLOSURE CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     As of June 30, 2008, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2008.
     Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that such information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.
     There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Harmony’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Where appropriate, the necessary actions are taken to remedy any failings or weaknesses identified from review of the effectiveness of the internal control system.
     Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human error. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
     Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2008, and has concluded that such internal control over financial reporting was effective based upon those criteria.
     PricewaterhouseCoopers Inc, an independent registered public accounting firm, which has audited the consolidated financial statements of the Company as of and for the year ended June 30, 2008, also assessed the effectiveness of our internal control over financial reporting as of June 30, 2008.
(c) Attestation Report of the Registered Public Accounting Firm
     See report of PricewaterhouseCoopers Inc, an independent registered public accounting firm, on page F-2.

(d) Changes in Internal Control over Financial Reporting
(1) Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, needs to be identified and reported as required by paragraph (d) of Rule 13a-15.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
We have previously disclosed in our Annual Report on Form 20-F for the year ended June 30, 2007, material weaknesses in the following areas:
•	failure to maintain an effective information technology control environment;

•	failure to maintain effective preventative and detective monitoring controls over the accuracy of depreciation expense on mining assets under construction;

•	failure to maintain effective preventative and detective monitoring controls over the completeness of capitalised borrowing costs on qualifying assets;

•	failure to maintain effective preventative and detective monitoring controls over the completeness and accuracy of the reconciliation of stores inventory; and

•	failure to maintain effective preventative and detective monitoring controls over the reconciliation of certain adjustments to deferred tax.
(2) In light of the material weaknesses listed in (1) above, management implemented actions to remediate such ineffectiveness and to strengthen our internal controls over financial reporting through the implementation of remedial measures, which include:
•	the appointment of senior financial personnel to expand the capacity of the financial departments and strengthen the overall governance structure of the company;

•	the reimplementation of Enterprise Resource Planning (“ERP”) system. In connection the reimplementation, we:
•	appointed a System Implementation Partner to assist with the reimplementation of the ERP system;

•	implemented rigorous project and resource planning, testing strategies, user training, communication management and change management during the life cycle of the ERP system reimplementation;

•	implemented a detail governance structure and process during the life cycle of the ERP system implementation, which included the Internal Audit activities. We also established an ERP Management Committee and Project Steering Committee to monitor the ERP reimplementation;

•	designed and implemented change and access control procedures that apply to all systems, including any configuration changes to ERP. This includes a Change Advisory Panel which is responsible to oversee, monitor and approve all changes made to the system;
•	implemented manual controls during the ERP reimplementation process to ensure reliable and accurate financial information was produced;

•	the implementation and strengthening of manual quarterly preventative and detective monitoring controls to mitigate the risk of material misstatement in the financial records;

•	the implementation of preventative and detective monitoring controls over the accuracy of depreciation expense on mining assets, and the completeness of borrowing costs capitalized, including management reviews on a quarterly basis;

•	the controls over stores inventory were improved, including regular cycle counts and manual reconciliations; and

•	the implementation of a manual control whereby the deferred tax balance is reconciled on a quarterly basis to ensure the accuracy and completeness of deferred tax and the validity of prior year entries still included in the deferred tax balance.
(3) We concluded that the new and remediated controls related to the material weaknesses previously disclosed in the 2007 Annual Report on Form 20-F noted in (1) were designed, in place and operating effectively for a sufficient period of time for management to determine that each of the material weaknesses was remediated as of June 30, 2008.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     At this time, we do not have an individual “audit committee financial expert” as defined by the rules of the SEC.
     The audit committee members through their collective experience do meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS as issued by the IASB, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002. See Item 7. “Directors and Management — Board Practices — Audit Committee”.
Item 16B. CODE OF ETHICS
     The Harmony Code of Ethics has been developed to respond to the challenge of ethical conduct in a business environment. The Code of Ethics goes beyond the company’s legal and institutional responsibilities by formalizing our values. The purpose of the code is to guide employees’ behavior, not to provide specific answers to every conceivable situation in the workplace. We approached the development and the annual review of the Code of Ethics in a fully inclusive manner, with broad consultation and information gathering at all levels of the company. Employees have been kept fully informed about the Code of Ethics and all employees are expected to comply with its contents. (The term ‘employees’ is used in the broadest sense and includes all staff with which a service contract exists, including management, non-management, directors, contractors, consultants, suppliers and temporary staff.) An Ethics Committee was formed in May 2006, which consists of four executive managers. This committee is required to meet quarterly to monitor the gift registers and any reported unethical behavior. The Code of Ethics is available on our website at www.harmony.co.za.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT FEES
     The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2007	U.S.$1.343 million
Fiscal year ended June 30, 2008	U.S.$1.949 million
AUDIT-RELATED FEES
     The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2007	U.S.$0.451 million
Fiscal year ended June 30, 2008	U.S.$0.316 million
     Fees related to interim reviews and review of interim reports, other SEC filings as well as guidance on section 404 Sarbanes Oxley compliance.
TAX FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2007	U.S.$0.168 million
Fiscal year ended June 30, 2008	U.S.$0.052 million
     Services comprised advice on capital gains tax issues, treatment of tax in respect of acquisitions, guidance on share option schemes.
ALL OTHER FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2007	—
Fiscal year ended June 30, 2008	—
AUDIT COMMITTEE APPROVAL
     Our audit committee pre-approves our engagement of PricewaterhouseCoopers Inc to render audit or non-audit services. All of the services described above were approved by the audit committee.

Item 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.

PART III
Item 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for the fiscal year ended June 30, 2008 and the related information pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS
Financial Statements
The financial statements appear in this annual report on Form 20-F beginning on page F-3. The report of the independent registered public accounting firm appears on page F-2.

Item 19. EXHIBITS
1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.1	Notice to shareholders dated September 25, 2007 in respect of the Annual General Meeting held on November 26, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.3	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.4	Form of ADR (included in Exhibit 2.3).

2.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.6	Form of Global Bond (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.7	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2	Harmony 2006 Share Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.3	Sale of Shares Agreement amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.4	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.5	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.6	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.7	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).
4.8	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.9	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.10	Right of Pre-emption and Deed of Adherence between Nedbank Limited, Harmony, African Rainbow Minerals & Exploration Investments (Proprietary) Limited and ARMgold Harmony Joint Investment Company (Proprietary) Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.11	Agreement of Assignment between African Rainbow Minerals & Exploration Investments (Proprietary) Limited, Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and The Trustees of The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.12	Harmony Option Agreement between Harmony and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.13	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.14	Term Loan Agreement with Rand Merchant Bank dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.15	Pledge Agreement in favor of FirstRand Bank Limited (acting through its Rand Merchant Bank division) dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.16	Senior Facility Agreement among Nedbank Limited and Harmony Gold Mining Company Limited and the Guarantors named therein dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.17	Cessation and Pledge in Security by African Rainbow Minerals Gold Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.18	Cessation and Pledge in Security by Harmony Gold Mining Company Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.19	Preference Share Subscription Agreement dated March 20, 2007 by and among FirstRand Bank Limited (RMB), Harmony and the subsidiaries named therein (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.20	Senior Bridge Loan Facility with RMB dated June 29, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.21	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

*4.22	Sale Agreement with Randfontein Estates Limited, Clidet No. 726 (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007.

*4.23	Shareholders Agreement between ARMGold/Harmony Joint Investment Company (Proprietary) Limited, Clidet No. 770 (Proprietary) Limited and Clidet No. 726 (Proprietary) Limited dated December 18, 2007.

*4.24	Sale of Shares and Claim Agreement with Randfontein Estates Limited, ARMGold/Harmony Joint Investment Company (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007.

*4.25	Deed of Extinguishment of Royalty (Hidden Valley Project) dated May June 11, 2008.

*4.26	Senior Facility Agreement with Nedbank Limited dated September 28, 2007.

*4.27	Master Lease Facility Agreement between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) dated June 14, 2007.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meets all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs

Graham Briggs
Chief Executive Officer
Date: October 29, 2008

Report of Independent Registered Public Accounting Firm
     To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
     In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of other comprehensive income, of changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits for the years ended June 30, 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers Inc
Johannesburg, Republic of South Africa
October 27, 2008

Consolidated income statements
For the years ended June 30

		U.S. Dollar

Figures in million	Notes	2008	2007	2006

Continuing operations
Revenue		1,269	1,116	937
Cost of sales	5	(1,122)	(929)	(909)

Production costs		(918)	(836)	(778)
Amortization and depreciation		(117)	(106)	(138)
Impairment of assets		(40)	19	30
Employment termination and restructuring costs		(29)	—	12
Other items		(18)	(6)	(35)

Gross profit		147	187	28
Corporate, administration and other expenditure		(31)	(31)	(24)
Exploration expenditure		(28)	(27)	(11)
Other (expenses)/income — net	6	(15)	25	(97)

Operating profit	7	73	154	(104)
Loss from associates	20	(11)	(3)	(17)
Profit on sale of investment in associate	8	—	33	—
Impairment of investment in associate	20	(12)	—	—
Profit on sale of investment in subsidiary		—	—	2
Fair value of non-derivative financial instruments	9	5	15	14
(Loss)/profit on sale of listed investments	10	(63)	(5)	45
Investment income	11	39	27	31
Finance cost	12	(70)	(65)	(62)

(Loss)/profit before taxation		(39)	156	(91)
Taxation	13	(65)	(39)	(22)

Net (loss)/profit from continuing operations		(104)	117	(113)

Discontinued operations
Profit/(loss) from discontinued operations	14	74	(66)	22

Net (loss)/profit		(30)	51	(91)

(Loss)/earnings per ordinary share (cents):	15
(Loss)/profit from continuing operations		(26)	29	(29)
Profit/(loss) from discontinued operations		18	(17)	6

Total (loss)/profit for the period		(8)	12	(23)

Diluted (loss)/earnings per ordinary share (cents):	15
(Loss)/profit from continuing operations		(26)	29	(29)
Profit/(loss) from discontinued operations		18	(17)	6

Total (loss)/profit for the period		(8)	12	(23)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of other comprehensive income
For the years ended June 30

	US Dollar

Figures in million	2008	2007	2006

Net (loss)/profit for the period	(30)	51	(91)

Attributable to:
Owners of the parent	(30)	51	(91)
Non-controlling interest	—	—	—

Other comprehensive (loss)/income for the period, net of income tax	(204)	41	(196)

Foreign exchange translation profit and loss	(246)	87	(214)
Mark-to-market of available-for-sale investments	42	(46)	18

Total comprehensive (loss)/income for the period	(234)	92	(287)

Attributable to:
Owners of the parent	(234)	92	(287)
Non-controlling interest	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets
As at June 30

	US Dollar

Figures in million	Notes	2008	2007

Assets

Non-current assets
Property, plant and equipment	16	3,531	3,484
Intangible assets	17	283	328
Restricted cash	24	10	1
Restricted investments	18	188	195
Investments in financial assets	19	9	8
Investments in associates	20	19	1
Deferred tax asset	13	190	216
Trade and other receivables	22	18	8

Total non-current assets		4,248	4,241

Current assets
Inventories	23	89	105
Investments in financial assets	19	—	353
Trade and other receivables	22	112	130
Income and mining taxes		11	9
Restricted cash	24	—	39
Cash and cash equivalents	25	53	101

		265	737
Non-current assets classified as held for sale	14	197	182

Total current assets		462	919

Total assets		4,710	5,160

Equity and liabilities

Share capital and reserves
Share capital	26	3,787	3,752
Other reserves	27	(196)	2
Accumulated loss		(419)	(388)

Total equity		3,172	3,366

Non-current liabilities
Borrowings	28	31	248
Deferred tax	13	573	602
Provision for environmental rehabilitation	29	145	156
Provisions for other liabilities and charges	30	18	18

Total non-current liabilities		767	1,024

Current liabilities
Trade and other payables	31	213	257
Borrowings	28	494	405
Bank overdraft	25	—	31

		707	693

Liabilities directly associated with non-current assets classified as held for sale	14	64	77

Total current liabilities		771	770

Total equity and liabilities		4,710	5,160

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders’ equity
For the years ended June 30

	Number of
	ordinary		Share	Accumulated	Other
	shares issued	Share capital	premium	loss	reserves	Total

		Figures in million (US Dollar)

Notes		26			27

Balance — June 30, 2005 (as previously reported)	393,341,194	31	3,669	(352)	135	3,483

Change in accounting policy for the capitalization of interest on assets under construction (note 2.1)		—	—	6	—	6

Balance — June 30, 2005 (restated)	393,341,194	31	3,669	(346)	135	3,489
Dividends declared	—	—	—	(1)	—	(1)
Issue of shares						—
- Exercise of employee share options	3,593,256	1	28	—	—	29
Deferred share-based payments	—	—	3	—	16	19
Total comprehensive income for the year	—	—	—	(91)	(196)	(287)

Balance — June 30, 2006	396,934,450	32	3,700	(438)	(45)	3,249

Dividends declared	—	—	—	(1)	—	(1)
Issue of shares
- Exercise of employee share options	2,673,934	—	19	—	—	19
Deferred share-based payments	—	—	1	—	6	7
Total comprehensive income for the year	—	—	—	51	41	92

Balance — June 30, 2007	399,608,384	32	3,720	(388)	2	3,366

Dividends declared	—	—	—	(1)	—	(1)
Issue of shares
- Exercise of employee share options	1,786,213	—	12	—	—	12
- Exchange for PNG Royalty	1,859,159	—	20	—	—	20
Deferred share-based payments	—	—	3	—	6	9
Total comprehensive income for the year	—	—	—	(30)	(204)	(234)

Balance — June 30, 2008	403,253,756	32	3,755	(419)	(196)	3,172

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statements
For the years ended June 30

		US Dollar

Figures in million	Notes	2008	2007	2006
Cash flow from operating activities
Cash generated by operations	32	268	164	53
Interest received		38	25	33
Dividends received		5	3	3
Interest paid		(57)	(31)	(32)
Income and mining taxes paid		(18)	(2)	(2)

Cash generated by operating activities		236	159	55

Cash flow from investing activities
Amounts invested in restricted investments		(11)	(2)	(5)
Decrease/(increase) in restricted cash		28	(4)	(32)
Investment in Orpheo by Harmony acquired	32	—	—	(1)
Proceeds on disposal of South Kal Mine	32	18	—	—
Proceeds on disposals of Buffalo Creek	32	—	—	3
Proceeds on disposal of available-for-sale financial assets		184	55	365
Acquisition of associate		—	—	(321)
Increase in intangible assets		(3)	(6)	—
(Increase)/decrease in other non-current investments		(11)	(5)	3
Proceeds on disposal of property, plant and equipment		18	27	13
Additions to property, plant and equipment		(552)	(383)	(275)

Cash utilized by investing activities		(329)	(318)	(250)

Cash flow from financing activities
Long-term borrowings raised		323	253	160
Long-term borrowings paid		(256)	(139)	(205)
Ordinary shares issued		12	19	29
Dividends paid		(1)	(1)	(1)

Cash generated by financing activities		78	132	(17)

Foreign currency translation adjustments		(2)	6	36

Net decrease in cash and equivalents		(17)	(21)	(176)
Cash and equivalents — beginning of period		70	91	267

Cash and equivalents — end of period	25	53	70	91

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
For the years ended June 30

1	General information

Harmony Gold Mining Company Limited (“the Company”) and its subsidiaries (collectively “Harmony” or “the Group”) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the Group’s principal product, is currently produced at its operations in South Africa. As discussed in note 14, Harmony classified its Australian operations as non-current assets held for sale. One of these operations were disposed of during the 2008 financial year.

The Company is a public company, incorporated and domiciled in South Africa. The address of the registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

These consolidated financial statements were authorized for issue by the board of directors on October 10, 2008.
2	Accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied in all years presented. IAS 23 (Revised) and IFRS 8 have been retrospectively applied.
2.1	Basis of preparation

The annual financial statements are prepared on the historical cost basis, as modified by available-for-sale financial assets, and financial assets and liabilities, which have been brought to account at fair value. The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

New accounting standards and interpretations

During the current financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

IFRS 7 — Financial Instruments : Disclosure

In addition, the following new and revised accounting standards and amendments to standards were early adopted by the Group during the current financial year:

IAS 1 (Revised) — Presentation of Financial Statements

IAS 23 (Revised) — Borrowing Costs

IFRS 8 — Operating Segments

The effect of the adoption of these standards and amendments to standards are as follows:

IFRS 7 — Financial Instruments: Disclosure

The Group adopted this standard as of July 1, 2007. The standard introduces new disclosures to improve the information regarding financial instruments. It requires the disclosures of qualitative and quantitative information about the exposure to risks arising from financial instruments, including a sensitivity analysis to market risk. There was no effect on the financial position or performance of the Group as a result of the adoption of this standard.

IAS 1 (Revised) — Presentation of Financial Statements

The Group early adopted this amendment as of July 1, 2007. The amendment requires that changes in equity resulting from transactions with owners (holders of instruments classified as equity) be presented separately from non-owner changes in equity (also known as other comprehensive income). There are also additional disclosures for components of other comprehensive income. There was no effect on the financial position or performance of the Group as a result of the adoption of this amendment.

IAS 23 (Revised) — Borrowing Costs

The Group early adopted the revised standard on Borrowing Costs as of July 1, 2007. The standard requires that all borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset be capitalized as part of the cost of the asset. All other borrowing costs are recognized as an expense in the period in which they are incurred.

In accordance with the revised standard’s transitional provisions, the Group designated July 1, 2000 (the earliest commencement date of current qualifying projects) as the effective date and applied the requirements of the revised standard to all qualifying projects for which the commencement date of capitalization was on or after that date.

The impact of the adjustment was as follows:

	US Dollar

Figures in million	2008	2007	2006

Effect on net loss:
Decrease in finance cost	18	8	4
Income tax	(5)	(2)	(1)

	13	6	3

Effect on Earnings per share (cents):
Basic earnings per share	3	2	1
Diluted earnings per share	3	2	1

Effect on opening accumulated loss:
Decrease in finance cost			9
Income tax			(3)

Decrease in accumulated loss			6

The average capitalization rate was 10.6% for 2008 (2007: 6.7%; 2006: 7.3%).

IAS 1 (Revised) requires the presentation of a balance sheet as at the beginning of the earliest comparative period whenever the Group applies an accounting policy retrospectively. Such a balance sheet has been included in note 38.

IFRS 8 — Operating Segments

The Group early adopted this standard as of July 1, 2007. The standard replaces IAS 14, “Segment Reporting”, and aligns segment reporting with the requirements of the US GAAP standard SFAS 131, “Disclosures about segments of an enterprise and related information”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the chief operating decision maker.

At the date of authorization of these financial statements, the standards, amendments and interpretations listed below were in issue but not yet effective. These new standards, amendments and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management is still in the process of determining the impact of these standards and interpretations on future financial statements.

Title		Effective date
Amendments
•	IAS 1 (Amendment) and IAS 32 (Amendment) — Puttable Financial Instruments and Obligations arising on Liquidation	^ Financial year commencing on or after January 1, 2009
•	IAS 27 (Revised) — Consolidated and Separate Financial Statements	# Financial year commencing on or after July 1, 2009
•	IAS 27 (Amendment) and IFRS 1 (Amendment) — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	# Financial year commencing on or after January 1, 2009
•	IAS 39 (Amendment) — Eligible Hedged items	^ Financial year commencing on or after July 1, 2009
•	IFRS 2 (Amendment) — Vesting conditions and cancellations	# Financial year commencing on or after January 1, 2009
•	IFRS 3 (Revised) — Business Combinations	# Financial year commencing on or after July 1, 2009
•	Annual improvements to IFRS	# Financial year commencing on or after July 1, 2009

New interpretations
•	IFRIC 14 — IAS19 The Limit on a Defined Benefit asset, Minimum Funding Requirements and their interactions	^ Financial year commencing on or after January 1, 2008
•	IFRIC 16 — Hedges of a Net Investment in a Foreign Operation	^ Financial year commencing on or after October 1, 2008
The Group plans to apply the above new standards, amendments and interpretations on their respective effective dates.

#	The impact of the standard/amendment/interpretation is not currently known or reasonably estimable.

^	The standard/amendment/interpretation is not expected to have a material impact on the Group’s financial statements.

2.2	Consolidation

The consolidated financial information includes the financial statements of the Company, its subsidiaries, its proportionate interest in joint ventures, special purpose entities (SPE’s) and its interests in associates.
(i)	Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated. Subsidiaries are consolidated from the date on which control is acquired and are no longer consolidated when control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are carried at a proportion of the net identifiable assets acquired.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to 2.7).

In situations of successive share purchases when control already existed at the date of further acquisition, no fair value adjustment is made to the identifiable net assets acquired and any excess/deficit purchase price over the carrying value of non-controlling interests acquired is accounted for in equity.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated on consolidation. Unrealized losses are also eliminated and may provide evidence of an impairment that should be recognized. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(ii)	Associates are those entities, other than a subsidiary, in which the Group has a material interest and in respect of which the Group exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognized at cost. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

The Group’s share of the associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movement in reserves is recognized in other reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s shares of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Group’s investment in associates includes goodwill identified on acquisition.

The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated and may provide evidence of an impairment that should be recognized.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the Group.

(iii)	Joint ventures are those entities in which the Group holds a interest and which is jointly controlled by the Group and one or more ventures under a contractual arrangement. The Group’s interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method, the Group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group’s financial statements.

The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other ventures. The Group does not recognize its share of profits or losses from the joint venture that results from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

(iv)	Special purpose entities (SPE’s) are those undertakings that are created to satisfy specific business needs of the Group, These are consolidated where the Group has the right to the majority of the benefits of the SPE and/or is exposed to the majority of the risk thereof. SPE’s are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the Group.
2.3	Foreign currency transactions
(i)	Functional and presentation currency: Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The functional currency of the Company is the South African Rand. The presentation currency of these financial statements is the US Dollar.

References to “A$” refers to Australian currency, “R” or “Rand” to South African currency, “$” or “US$” to United States currency and “K” or “Kina” to Papua New Guinea currency.

(ii)	Transactions and balances: Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. These transactions are included in the determination of other (expenses)/income — net.

Changes in the fair value of monetary securities denominated in a foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security, and other changes in the carrying amount of the security. Translation differences are recognized in profit or loss, and other changes in carrying amount are recognized in other reserves.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in other comprehensive income.

(iii)	Group companies: The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
a)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

b)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the date of the transactions);

c)	all resulting exchange differences are recognized as a separate component of other reserves. d) equity items are translated at historic rates.

d)	equity items are translated at historic rates.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other reserves. When a foreign operation is sold, exchange differences that were recorded in equity are recognized in profit or loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
2.4	Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the executive committee. The accounting policies of the segments are the same as those described in the accounting policy notes to the financial statements.

2.5	Property, plant and equipment
(i)	Mining assets including mine development costs and mine plant facilities are initially recorded at cost, where after it is measured at cost less accumulated amortization and impairment.

At the Group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until the mine is considered to have moved into the production phase, and are amortized using the units-of-production method over the estimated life of the ore body based on estimated recoverable ounces or pounds mined from proven and probable reserves. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Stripping costs incurred during the production phase to remove waste ore are deferred and charged to production costs on the basis of the average life-of-mine stripping ratio. The average stripping ratio is calculated as the number of tonnes of waste material removed per tonne of ore mined. The average life-of-mine ratio is revised annually in the light of additional knowledge and change in estimates. The cost of “excess stripping” is capitalized as mine development costs when the actual stripping ratio exceeds the average life of mine stripping ratio. Where the average life of mine stripping ratio exceeds the actual stripping ratio, the cost is charged to the income statement.

At the Group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalized to the extent that such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with specific ore blocks or areas of operations. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

Borrowing costs are capitalized to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalized until the asset moves into the production phase. Other borrowing costs are expensed.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalized against the mines cost.

(ii)	Non-mining assets: Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

(iii)	Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The carrying value of these properties are annually tested for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

(iv)	Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the Group. Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalized related to a mineral and surface right represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination, and is recorded at cost of acquisition.

Production phase mineral interests represent interests in operating properties that contain proven and probable reserves. Development phase mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration phase mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) Greenfield exploration potential that is not associated with any production, development or exploration phase property as described above.

The Group’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of mineral use rights change from exploration rights to mining rights upon the establishment of proven and probable reserves. The Group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

(v)	Leased assets: The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. The assets are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor. The corresponding rental obligations, net of finance charges, are included in Borrowings, with the current portion included under Current Liabilities.

Capitalized lease assets are depreciated over the shorter of their estimated useful lives and the lease terms.

(vi)	Depreciation and amortization of mining assets: Depreciation and amortization of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proven and probable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact amortization and depreciation on a prospective basis.

Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are amortized using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area.

If capitalized underground development costs provide an economic benefit over the entire life-of-mine, the costs are amortized using the unit-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.

Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortization is first charged on mining ventures from the date on which the mining ventures are considered to have moved into the production phase.

(vii)	Depreciation and amortization of non-mining fixed assets: Other non-mining fixed assets are depreciated on a straight line basis over their estimated useful lives as follows:
•	Vehicles at 20% per year;

•	Computer equipment at 33.3% per year;

•	Furniture and equipment at 16.67% per year.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(viii)	Depreciation and amortization of mineral and surface use rights: Mineral rights associated with production phase mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration phase mineral interests are not amortized until such time as the underlying property is converted to the production stage.
2.6	Exploration costs

The Group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely to be realized than not, i.e. “probable”. The information that the directors use to make that determination depends on the level of exploration as well as the degree of confidence in the ore body.

Exploration and evaluation expenditure on Greenfield sites, being those where the Group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable.

Exploration and evaluation expenditure on Brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A “prefeasibility study” consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the directors to conclude that it is more likely than not that the Group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the Group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalized. These costs are capitalized within development costs.

2.7	Intangible assets

Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortization and accumulated impairment losses, if any. The following are the main categories of intangible assets:
(i)	Intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized but tested for impairment on an annual basis. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries, joint ventures and businesses are included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The impairment testing is performed on April 30.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a reorganisation, the goodwill is reallocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(ii)	Intangible assets with a finite useful life

Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Intangible assets with a finite useful life are amortized on a straight line basis of over their estimated useful lives, which are reviewed annually, as follows:
•	Computer software at 20% per year.
2.8	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the Group.

The assets’ recoverable amount is generally determined using discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine plans.

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

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9	Financial instruments

Financial instruments are initially measured at fair value when the Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is discussed below.

A financial asset is derecognized when the right to receive cash flows from the asset has expired or the Group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognized in equity is recognized in profit and loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is recognized in profit and loss.

Financial assets

The Group classifies its financial assets in the following categories: loans and receivables, available-for-sale, held-to-maturity and at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.
(i)	Loans and receivables, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash

Restricted cash consists of cash held for performance bonds, as security deposits on mining tenements, cash held to acquire shares in subsidiaries as part of the compulsory takeover of shares as well as cash held on margin call in terms of certain conditions of borrowing agreements.

Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

(ii)	Available-for-sale financial assets, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value. Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss, while translation differences on non-monetary securities are recognized in other reserves. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other reserves.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified in the income statement as profit or loss on sale of listed investments. Dividends on available-for-sale equity instruments are recognized in the income statement as part of investment income when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the value for a financial instrument cannot be obtained from an active market, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances. The valuation techniques make maximum use of market inputs and rely as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If, in the opinion of the directors, permanent diminution in value exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from other reserves and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(iii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. The Group’s held-to-maturity investments are subsequently measured at amortized cost using the effective interest method.

The restricted investments (refer note 18) are classified as held-to-maturity investments.

(iv)	Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management in terms of specified criteria. Derivatives are also categorized as held-for-trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held-for-trading or are expected to be realized within 12 months of the balance sheet date. These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognized in the income statement in the period in which they arise.
Financial liabilities

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds are allocated to the conversion option. This is recognized and included in equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.10	Inventories

Inventories which include bullion on hand, gold in process and stores and materials, are measured at the lower of cost and net realizable value after appropriate allowances for redundant and slow moving items. Cost of bullion and gold in process is determined by reference to production cost, including amortization and depreciation at the relevant stage of production.

Stores and materials consist of consumable stores and are valued at weighted average cost.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale.

Gold-in-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Bullion on hand and gold in process at certain of the underground operations include gold in lockup which can be reliably measured, and generally this is from the smelter onwards. Where mechanized mining is used in underground operations, in-progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made, normally from when ore is broken underground. Given the varying nature of the Group’s open pit operations, gold in process represents either production in broken ore form or production from the time of placement on heap leach pads.

2.11	Non-current assets or disposal group held for sale

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather that through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current assets or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Upon classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying value of the non-current asset or disposal group over its expected net selling price (fair value less costs to sell). At each subsequent reporting date, the carrying values are remeasured for possible impairment. A gain is recognized for any subsequent increase in net selling price but not in excess of the cumulative impairment loss already recognized.

No depreciation is provided on non-current assets from the date they are classified as held for sale.

When a disposal group is classified as held for sale it is also necessary to assess whether or not the criteria for discontinued operations are met. If the criteria are met, the results of the disposal group are classified as discontinued operations in the income statement and the comparative amounts restated for all periods presented.

If a non-current asset or disposal group is classified as held for sale but the criteria for classification as held for sale are no longer met, the disclosure of such non-current asset or disposal group as held for sale is ceased.

On ceasing such classification, the non-current assets are reflected at the lower of:
•	the carrying amount before classification as held for sale adjusted for any depreciation or amortization that would have been recognized had the assets not been classified as held for sale; or

•	the recoverable amount at the date the classification as held for sale ceases. The recoverable amount is the amount at which the asset would have been recognized after the allocation of any impairment loss arising on the cash generating unit as determined in accordance with the group’s policy on impairment of non-financial assets.
Any adjustment required to be made on reclassification is charged to the income statement on reclassification, and included in income from continuing operations.

Where the disposal group was also classified as a discontinued operations, the subsequent classification as held for sale and used also requires that the discontinued operation be included in continuing operations. Comparative information in the income statement relating to the classification as a discontinued operation is restated accordingly.

2.12	Environmental obligations

Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on damage done to date, the net present value of expected rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalized cost is depreciated over the life of the related asset.

2.13	Environmental trust funds

Annual contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. The trusts are consolidated into the Group. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under restricted investments on the balance sheet.

2.14	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date. This estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognized as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

2.15	Current and deferred taxation

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Group follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income taxes are recognized for the tax consequences of temporary differences by applying expected tax rates to the differences between the tax base of all assets or liabilities and its balance sheet carrying amount. Deferred tax is charged to the income statement, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. The effect on deferred tax of any changes in tax rates is recognized in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, post retirement benefits, tax losses and unutilized capital allowances carried forward. Deferred tax assets relating to the carry forward of unutilized tax losses and unutilized capital allowances are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unutilized capital allowances can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.16	Employee benefits
(i)	Pension and provident plans are funded through annual contributions. The Group’s contributions to the defined contribution pension and provident plans are charged to the income statement in the year to which they relate. The Group’s liability is limited to its annually determined contributions.

(ii)	Medical plans: The Group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognized in the income statement at revaluation date. The future liability for current and retired employees and their dependents is accrued in full based on actuarial valuations obtained annually.

(iii)	Equity compensation benefits: The Group operates an equity-settled, share-based payments plan, where the Group grants share options to certain employees. Equity share-based payments are measured at fair value of the equity instruments at the date of the grant. The share-based payments is expensed over the vesting period, based on the Group’s estimate of the shares that are expected to eventually vest. The Group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, are recognized in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv)	Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(v)	Leave pay: The Group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.
2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

For the Group’s policy on finance leases, refer to note 2.5 (v).

2.19	Revenue recognition
(i)	Revenue arising from gold sales is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are typically met when the gold arrives at the refinery.

Revenue further excludes value-added tax but includes the net realized profit and losses arising from hedging transactions from matched gold sales contracts. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

(ii)	Interest income: Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(iii)	Dividend income is recognized when the shareholder’s right to receive payment is established. This is recognized at the last date of registration.
2.20	Dividends declared

Dividends declared are recognized in the period in which they are approved by the shareholders. Dividends are payable in South African Rand.

Dividends declared which are payable to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.
3	Critical accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
3.1	Impairment of mining assets

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the quality of the individual ore body and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward gold price and the annual life of mine plans. In determining the gold price to be used, management assess the long term views of several reputable institutions on the gold price and based on this, derive the forward gold price. The life of mine plans are based on the proven and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC and JORC.

During the year under review, the Group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life of mine plans, a gold price of R180 000 per kilogram and a discount rate of 11.36% (2007: R115 000 per kilogram and a 9.18% discount rate) (2006: R105 000 per kilogram and a 8.38% discount rate). Cash flows used in the impairment calculations are based on life of mine plans which exceed five years for the majority of the mines. Refer to note 5 for details of impairments recorded.

Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:
•	changes to proven and probable ore reserves;

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at the mines;

•	changes in capital, operating mining, processing and reclamation costs.
It is impracticable to disclose the extent of the possible effects the changes in assumptions for the forward gold price and life of mine plans at June 30, 2008, as these assumptions are inextricably linked.

3.2	Impairment of investment in associate

The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment to the recoverable amount, which is the higher of value in use or fair value less costs to sell. In calculating fair value less cost to sell, the cash flows from disposal are looked at: with reference to the closing share price on year end, average share price over a reasonable period thereafter as well as recent transactions.

3.3	Valuation of available for sale financial assets

If the value of financial instruments cannot be obtained from an active market, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models refined to reflect the issuer’s specific circumstances.

3.4	Estimate of exposure and liabilities with regard to rehabilitation costs

Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a short term (two years) inflation rate of 9%, a long term inflation rate of 6% (2007: 5%) (2006: 5.5%) and the expected life of the mines according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rates used for the calculation are dependant on the shaft’s life of mine and are as follows: for 12 months — 12.25% (2007: 13.77%); for 1 — 5 years — 11.75% (2007:10.61%); for 5 — 9 years — 10.5% (2007: 9.49%) and for 10 years or more — 10.25% (2007: 9.25%) (2006: discount rate of 12.88%). These estimates were based on recent yields determined on government bonds.

3.5	Estimate of employee benefit liabilities

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability included a discount rate of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table ( SA “a mf” tables) (60 years) and a medical inflation rate of 9.8% (2006 and 2007: discount rate of 9%, 60 years and 6.34% inflation rate).

Management determined the discount rate by assessing financial instruments with similar terms to the liability. The increases to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

3.6	Estimate of taxation

The Group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Management has to exercise judgment with regards to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not raised.

3.7	Fair value of share-based payments

The fair value of options granted are being determined using either a binominal or a Monte Carlo valuation model. The significant inputs into the model are: vesting period and conditions, risk free interest rate, volatility, price on date of grant and dividend yield. (Refer to note 35 for detail on each of the share option schemes.)

3.8	Impairment of goodwill

The Group tests annually whether separately identifiable goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.8. Refer to note 17 for the method used in determining the recoverable amounts of cash-generating units. These calculations require the use of estimates as stated in note 3.1.

3.9	Gold in lock-up

Gold in lock-up in certain plants is estimated based on the calculated plant call factor. Plant call factor is the efficiency measurement of the percentage of gold extracted from the ore.

3.10	Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

3.11	Gold mineral reserves

Gold mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Group’s properties. In order to calculate the gold mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Group’s financial results and financial position in a number of ways, including;
•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method;

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.
At the end of each financial year, the estimate of proven and probable gold mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

3.12	Production start date

Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
•	the level of capital expenditure compared to the total project cost estimates;

•	the ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced);

•	the ability to sustain the ongoing production of gold.
4	Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The Group may use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (“Group Treasury”) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
(a)	Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the Rand/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a Rand/US$ exchange rate in advance for the sale of its future gold production.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to manage this risk.

Sensitivity analysis

The Group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate.

	US Dollar
Figures in million	2008	2007

A$ against the US$

Increase by ten percent	3	—
Decrease by ten percent	(3)	—

Closing rate	0.96	0.85

A$ against the Rand

Increase by ten percent	30	14
Decrease by ten percent	(30)	(14)

Closing rate	7.51	6.00

Kina against the A$

Increase by ten percent	35	12
Decrease by ten percent	(35)	(12)

Closing rate	2.42	2.43

(ii) Other price risk

The Group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

The equity investments are listed on the Australian Securities Exchange. A one percent increase in the share price at the reporting date, with all other variables held constant, would have increased other comprehensive income by US$0.1 million (2007: US$3.5 million); an equal change in the opposite direction would have decreased other comprehensive income by US$0.1 million (2007: US$3.5 million). The analysis is performed on the same basis for 2007.

Commodity price sensitivity

The profitability of the Group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

(iii) Cash flow and fair value interest rate risk

The Group’s interest rate risk arises mainly from long-term borrowings. The Group has both fixed and variable interest rate borrowings. Fixed rate borrowings expose the Group to fair value interest rate risk. Variable rate borrowings expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

Sensitivity analysis

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2007.

	US Dollar
Figures in million	2008	2007
Increase in 100 basis points	3	16
Decrease in 100 basis points	(3)	(16)

The above table excludes the fixed rate convertible bond. As it is accounted for at amortized cost, interest rate changes do not affect reported profit and loss.

(b)	Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations timeously. Financial instruments, which subject the Group to concentrations of credit risk, consist predominantly of restricted cash, restricted investments, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.

Exposure to credit risk on trade and other receivables is monitored on a regular basis. The credit risk arising from restricted cash, cash and cash equivalents and restricted investments is managed by ensuring amounts are only invested with financial institutions of good credit quality. The Group has policies that limit the amount of credit exposure to any one financial institution.

It is the policy of the Group to renegotiate credit terms with long-standing customers who have a good credit history with the Group. These customers are monitored on an ongoing basis to ensure that the customer remains within the renegotiated terms.

The Group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$361.2 million as at June 30, 2008 (2007: US$409.4 million).

(c)	Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The Group is able to actively source financing at competitive rates.

The following are the contractual maturities of financial liabilities (including principal and interest payments):

		More than 1
	Current	year
Figures in million	US Dollar

2008
Borrowings (1)(2)	518	29
Trade and other payables (excluding non-financial instruments)	101	—

	619	29

2007
Borrowings (1)(2)	422	277
Trade and other payables (excluding non-financial instruments)	114	—
Bank overdraft	31	—

	567	277

(1)	US$226.8 million is due between 6 to 12 months (2007: US$5.8 million)

(2)	US$7.4 million is due between 1 to 2 years (2007: US$277.4 million)
(d)	Capital risk management

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, in a way that optimizes the cost of capital and matches the current strategic business plan.

The Group manages and makes adjustments to the capital structure, which consists of debt (borrowings and bank overdraft) and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

There were no changes to the Group’s approach to capital management during the year.

The Group is subject to externally imposed capital requirements in the form of loan covenants relating to interest cover, which may have an impact on the manner in which capital is utilized. The Group has complied with these capital requirements during the periods under review.

(e)	Fair value determination

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values.

The fair value of available-for-sale financial assets and derivative financial instruments are determined by reference to quoted market prices. The fair value of other non-current financial instruments are determined using a discounted cash flow model with market observable inputs, such as market interest rates.

               Comparison between carrying value and fair value of financial assets and liabilities:

		Carrying
	Fair Value	Value

Figures in million	US Dollar

2008
Financial assets
Restricted investments	211	211
Investment in financial assets	9	9
Trade and other receivables	87	87
Restricted cash	10	10
Cash and cash equivalents	53	53

	370	370

Financial liabilities
Borrowings *	526	526
Trade and other payables	94	94

	620	620

2007
Financial assets
Restricted investments	195	195
Investment in financial assets	8	8
Trade and other receivables	65	65
Restricted cash	41	41
Cash and cash equivalents	101	101

	410	410

Financial liabilities
Borrowings	682	653
Trade and other payables	96	96
Bank overdraft	31	31

	809	780

*	Included under borrowings is an uncollateralized convertible fixed rate bond which has a fair value of US$209.2 million (US$247.2 million) being 96% of the nominal value as at June 30, 2008 (2007: 102.36% of the nominal value).

5	Cost of sales

	US Dollar

Figures in million	2008	2007	2006

Production costs (a)	918	836	778
Amortization and depreciation of mining properties, mine development costs and mine plant facilities	107	102	129
Amortization and depreciation of assets other than mining properties, mine development costs and mine plant facilities (b)	10	4	9
Provision/(reversal of provision) for rehabilitation costs (c)	1	(6)	(3)
Care and maintenance cost of restructured shafts	10	8	22
Employment termination and restructuring costs (d)	29	—	(12)
Share-based payments	6	6	15
Impairment/(reversal of impairment) of assets (e)	40	(19)	(30)
Provision for former employees’ post retirement benefits	1	(2)	1

Total cost of sales	1,122	929	909

(a)	Production costs include mine production, transport and refinery costs, applicable general and administrative costs, movement in inventories and ore stockpiles and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping. Ongoing employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. Production costs, analyzed by nature, consist of the following:

	US Dollar

Figures in million	2008	2007	2006

Labor costs, including contractors	632	612	561
Stores and materials	229	196	184
Water and electricity	90	91	95
Hospital costs	10	4	11
Changes in inventory	11	(10)	(16)
Capitalization of mine development costs	(109)	(64)	(84)
By-products sales	(4)	(3)	(1)
Other	59	10	28

Total production cost	918	836	778

(b)	Amortization and depreciation of assets other than mining properties, mine development costs and mine plant facilities consist of the following:

	US Dollar

Figures in million	2008	2007	2006

Other non-mining assets	4	2	7
Intangible assets	2	1	—
Borrowings’ issue costs	4	1	2

Total amortization and depreciation	10	4	9

(c)	For the assumptions used to calculate the rehabilitation costs, refer to note 3.4.

(d)	Employment termination and restructuring costs consist of the following:

	US Dollar

Figures in million	2008	2007	2006

Free State	10	—	(9)
Randfontein and Elandskraal	5	—	1
Evander	3	—	1
Freegold	10	—	(5)
Avgold	1	—	—

Total employment termination and restructuring cost	29	—	(12)

During the December 2007 quarter, a voluntary retrenchment process was begun, following the Group’s decision to decentralize central services, as well as the restructuring of shafts due to the cessation of CONOPS. This process was completed at year-end.

During the 2006 financial year, the Group continued with the process of down-scaling production at some shafts. This was done according to the initial plan, that was communicated to the unions by June 30, 2005, initiated following the weakening of the gold price in rand per kilogram terms. Actual cost amounted to US$22 million and was utilized against the provision recognized in 2005 financial year. The remaining balances were reversed during 2006 financial year.
(e)	Impairment/(reversal of impairment) consist of the following:

	US Dollar

Figures in million	2008	2007	2006

Free State	—	2	(22)
Lydex	—	—	16
Evander	16	—	(11)
Kalgold	8	(19)	—
Bambanani	—	—	(7)
Other underground — assets	3	(2)	(6)
Other underground — goodwill	13	—	—

Total impairment/(reversal of impairment)	40	(19)	(30)

During the 2008 year, impairments were recognized at several of the Group’s operations, which resulted primarily from changes to the life of mine plans. Goodwill relating to certain underground operations was also impaired. For further details on the allocation of goodwill, refer to note 17. For assumptions used to calculate the recoverable amount, refer to note 3.1.
During the year ended June 30, 2007, the Group recorded an impairment at the Free State operations relating to the cessation of operations at the Refinery. The Group also reversed impairments previously recorded at its surface operations (Kalgold) and other underground operations, where the recoverable amounts calculated using fair value less costs to sell exceeded the carrying values.
During the year ended June 30, 2006, the Group reversed US$46.0 million of the US$110.3 million impairment recorded in 2005 at its Free State, Evander, Bambanani and other underground operations. The recoverable amounts fairly exceeded the carrying value of the above mentioned operations at June 30, 2006. Accordingly a decision was made to reverse the previously recorded impairments.
The US$15.9 million impairment recorded in 2006 at Lydenburg Explorations Limited relates to an impairment loss on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management.
6	Other (expenses)/income — net

	US Dollar

Figures in million	2008	2007	2006

Foreign exchange gains/(losses) — net (a)	13	2	(4)
(Loss)/gain on financial instruments (b)	(1)	6	(81)
Profit on sale of property, plant and equipment (c)	—	25	10
Non-mining bad debts (d)	(14)	(1)	(1)
Other expenses — net	(13)	(7)	(21)

Total other (expenses)/income — net	(15)	25	(97)

(a)	Included in 2008 is a US$15.3 million foreign exchange gain related to the two loans to the International operations. The loans, which were previously designated as net investments of the Group’s International operations, were de-designated in 2008, mainly as a result of the expected proceeds from the PNG Partnership Agreement (see note 39). Foreign exchange gains/(losses) arising after de-designation of the loans have been included in the consolidated income statements. Accumulated foreign exchange gains/(losses) that arose while the loans were considered to form part of the Group’s net investment in its International operations, will be reclassified to the consolidated income statements as and when the loans are repaid.

(b)	The amounts in prior years mainly relate to the Australian hedge book which was closed in 2007.

(c)	The Randfontein 4 Shaft was sold to Ezulwini Mining Company (Pty) Ltd on December 29, 2006, resulting in a profit of US$9.8 million.

The Deelkraal surface assets were disposed of at a profit of US$13.7 million to Ogoerion Construction CC on April 5, 2007.

(d)	The amount in 2008 includes a provision for the outstanding balance of US$6.4 million on the sale of Deelkraal to Ogoerion Construction CC.

7	Operating profit/(loss)
               The following have been included in operating profit/(loss):

	US Dollar

Figures in million	2008	2007	2006

Auditors’ remuneration	3	2	2

8	Profit on sale of investment in associate

	US Dollar

Figures in million	2008	2007	2006

Profit on the sale of Western Areas Limited	—	33	—

               On December 8, 2006, the Group disposed of its interest in Western Areas Limited (“Western Areas”). Refer to note 20.
9	Fair value of non-derivative financial instruments

	US Dollar

Figures in million	2008	2007	2006

Mark-to-market adjustment	5	15	14

The sale agreement of African Rainbow Minerals Limited (ARM) shares gave rise to a non-derivative financial instrument that is designated as at “fair value through profit and loss” and included in “Investment in financial assets” on the balance sheet. The fair value movement recognized is equivalent to the interest paid on the Nedbank loans. (Refer to note 19 (f) and 28 (d) and (e)).
10	Loss on sale of investment

	US Dollar

Figures in million	2008	2007	2006

(Loss)/profit on sale of investment in Gold Fields Limited	(63)	(5)	45

In the 2006 financial year, the Group disposed of its remaining investment, purchased in November 2004, held in Gold Fields Limited (“Gold Fields”) for US$346 million. The process was concluded through market disposals which commenced on November 10, 2005 and an open market offering on November 15 and 16, 2005. The investment was acquired at a cost of US$316.8 million, resulting in a profit of US$45 million.
On December 8, 2006, the Group received 15 745 079 ordinary shares in Gold Fields, issued at R135.02 (US$19.15) per share, in exchange for its interest in Western Areas. Refer to note 20 on associates and note 19 on investments in financial assets for further detail.
The Group disposed of 2 650 000 shares during 2007, and the remaining 7 348 079 shares in 2008, resulting in realized losses of US$5 million and US$63 million, respectively. For further detail, refer to note 19.
11	Investment income

	US Dollar

Figures in million	2008	2007	2006

Interest received	34	24	29

Loans and receivables	5	1	3
Held-to-maturity investments	18	14	9
Cash and cash equivalents	11	9	17

Dividend income on available-for-sale	5	3	2

Total investment income	39	27	31

12	Finance costs

	US Dollar

Figures in million	2008	2007	2006

Financial instruments
Bank and short-term facilities	5	—	—
Senior uncollateralized fixed rate bonds	—	—	14
Convertible uncollateralized fixed rate bonds	22	21	23
Nedbank Limited	38	18	16
Rand Merchant Bank	2	13	4
Other creditors	1	5	—

	68	57	57

Non-financial instruments
Post-retirement benefits	1	1	1
Time value of money and inflation component of rehabilitation costs	15	15	10
South African Revenue Services (SARS)	8	2	—

	24	18	11

	92	75	68
Interest capitalized	(22)	(10)	(6)

Total finance costs	70	65	62

13	Taxation

	US Dollar

Figures in million	2008	2007	2006

SA normal taxation
Mining tax (a)
- current year	(5)	—	—
- prior year	(15)	—	—
Non-mining tax (b)
- current year	(1)	(2)	(2)

- prior year	(1)	1	—
Deferred tax (c)
- deferred tax	(55)	(60)	(31)

Foreign normal taxation

- deferred tax (d)	12	22	11
Total normal taxation	(65)	(39)	(22)

(a)	Mining tax on gold mining income in South Africa is determined according to a formula, based on the taxable income from mining operations. Gold Mining Companies within the Group that have elected to be exempt from Secondary Tax on Companies (“STC”) are taxed at higher rates than those that have not made the election.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss and accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The Group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilized against mining income generated from the relevant ring-fenced mine.

The formulas for determining the South African gold mining tax rates are:

Y = 43 - 215/X (elect not to pay STC)

Y = 45 - 225/X (elect not to pay STC for 2007 and 2006)

Y = 34 - 170/X (no election made)

Y = 35 - 175/X (no election made for 2007 and 2006)

Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income so derived, expressed as a percentage.

(b)	Non-mining income is taxed at 35% (exempt from STC) (2007: 37% and 2006: 37%) and 28% (no election made) (2007: 29% and 2006: 29%). Non-mining companies are taxed at the statutory corporate rate of 28% (2007: 29% and 2006: 29%).

(c)	The tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates (and tax laws) that have been enacted at balance sheet date. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.

(d)	Mining and non-mining income of Australia operations are taxed at a standard rate of 30% (2007: 30% and 2006: 30%). Deferred tax is provided at the estimated expected future mining tax rate for temporary differences, based on tax rates enacted at balance sheet date.

The taxation rates in South African were changed in the 2008 year after an announcement of a reduction in the applicable rates by the Finance Minister in his annual budget speech in February 2008.

Major items causing the Group’s income tax provision to differ from the maximum mining statutory tax rate of 43% (2007: 45% and 2006: 45%) were:

	US Dollar

Figures in million	2008	2007	2006

Tax on net income at the maximum mining statutory tax rate	(33)	(34)	28
Non-taxable income / non-allowable deductions	(50)	(12)	(15)
Difference between effective mining tax rate and statutory mining rate on mining income	4	—	6
Difference between non-mining tax rate and statutory mining rate on non-mining income	—	1	(12)
Effect on temporary differences due to changes in effective tax rates	(8)	5	(29)
Prior year adjustment — mining and non-mining tax	(16)	1	—
Capital allowance and sale of business	38	—	—

Income and mining taxation	(65)	(39)	(22)

Effective income and mining tax rate	172%	-25%	24%
Deferred tax liabilities and assets on the balance sheet as of June 30, 2008 and June 30, 2007 relate to the following:

	US Dollar

Figures in million	2008	2007

Deferred tax liabilities
Gross deferred tax liability	579	599

Amortization and depreciation	540	581
Product inventory not taxed	13	14
Convertible bonds	1	3
Other	25	1

Gross deferred tax assets	(190)	(216)

Deferred financial liability	—	(4)
Unredeemed capital expenditure	(105)	(124)
Provisions, including non-current provisions	(27)	(37)
Tax losses	(58)	(51)

Non-current assets reclassified as held for sale	(6)	3

Net deferred tax liability	383	386

Movement in the net deferred tax liability recognized in the balance sheet is as follows:

At the beginning of the year	386	324
Total charge per income statement (a)	47	46
Foreign currency translation adjustments	(41)	13
Tax directly charged to equity (b)	(4)	—
Non-current assets reclassified as held for sale	(5)	3

At the end of the year	383	386

The following amounts that will realize or be recovered in the next 12 months have been included in the deferred tax liabilities and assets:

	US Dollar

Figures in million	2008	2007

Deferred tax liabilities	38	16
Deferred tax assets	(21)	(17)

	17	(1)

As at June 30, 2008, certain subsidiaries in the Group have unredeemed capital expenditure of US$1 195.2 million (2007: US$1 235.2 million) (2006: US$1 087.4 million) available against future mining taxable income, tax losses carried forward of US$337.9 million (2007: US$197.6 million) (2006: US$349.7 million) and Capital Gains Tax (“CGT”) losses of US$73.2 million (at 50%) are available to be utilized against future CGT gains and taxable income. These future deductions are utilizable against income.
As at June 30, 2008, the Group has not recognized the deferred tax asset amount of US$330.1 million resulting from unredeemed capital expenditure of US$795.6 million, tax losses of US$132.9 million and CGT losses of US$73.2 million in the determination of the net deferred tax liability.
(a)	The charge includes the amounts for both continuing and discontinued operations.

(b)	The charge relates to deferred tax asset on the downward mark-to-market adjustment during the year on available-for-sale financial assets by Australian operations. See notes 19 and 27 in this regard.
14	Non-current assets or disposal group held for sale and discontinued operations
The assets and liabilities related to Mount Magnet and South Kal (operations in Australia), Orkney operations (operations in Northwest provinces), have been presented as held for sale following approval of the Group’s management and Board of Directors on April 20, 2007.
On December 6, 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of US$7.6 million and the assets were derecognized.
On February 27, 2008, the sale relating to the Orkney operations (operations in the Northwest province) was concluded at a profit of US$8.9 million and the assets were derecognized.
The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng province) have been presented as held for sale following the approval of the Group’s management on October 16, 2007. These operations were also deemed to be discontinued operations. As a result the comparative income statements have been restated for this reclassification.
Management is still intent on the disposal of Mount Magnet despite the assets being classified as held for sale for more than 12 months. Refer to note 39 for more detail.
The following represents the assets and liabilities of operations classified as held for sale.

	US Dollar

Figures are in million	2008	2007

Balance sheet

Non-current assets classified as held for sale
Property, plant and equipment	152	124
Restricted cash	—	1
Restricted investments	22	8
Investment financial assets	—	1
Deferred income tax	—	17
Inventories	22	17
Trade and other receivables	1	12
Income and mining taxes	—	2

Total non-current assets classified as held for sale	197	182

	US Dollar

Figures are in million	2008	2007

Balance sheet

Liabilities directly associated with non-current assets classified as held for sale
Deferred income tax	6	14
Provisions for other liabilities and charges	50	36
Trade and other payables	8	19
Accrued liabilities	—	8

Total liabilities directly associated with non-current assets classified as held for sale	64	77

The results of operations and cash flows relating to assets held for sale have been classified as discontinued operations as follows:

	US Dollar

Figures are in million	2008	2007	2006

Income statement

Analysis of the results of discontinued operations, and the results recognized on the re-measurement of assets for disposal by the Group

Revenue	312	372	327
Expenses — net	(238)	(373)	(300)
Reversal of impairment/(impairment)	5	(56)	—

Profit/(loss) from discontinued operations before tax	79	(57)	27
Taxation	(5)	(9)	(5)

Taxation on impairment	(2)	16	—
Taxation on discontinued operations	(3)	(25)	(5)

Profit/(loss) for the year from discontinued operations	74	(66)	22

	US Dollar

Figures are in million	2008	2007	2006

Cash flows

Operating cash flows	71	(17)	17
Investing cash flows	(16)	—	41
Financing cash flows	—	—	(25)
Foreign exchange translation adjustment	(7)	—	(6)

Total cash flows	48	(17)	27

15	(Loss)/earnings per share
Basic (loss)/earnings per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	US Dollar

	2008	2007	2006

Weighted average number of ordinary shares in issue (‘000)	400,750	397,911	393,727

Net (loss)/profit from continuing operations	(104)	117	(113)

Net profit/(loss) from discontinued operations	74	(66)	22

Total net (loss)/profit attributable to shareholders	(30)	51	(91)

Basic (loss)/earnings per share from continuing operations (cents)	(26)	29	(29)

Basic earnings/(loss) per share from discontinued operations (cents)	18	(17)	6

Total basic (loss)/earnings per share (cents)	(8)	12	(23)

Fully diluted (loss)/earnings per share
For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the Company’s shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	US Dollar
Figures in million	2008	2007	2006

Weighted average number of ordinary shares in issue (‘000)	400,750	397,911	393,727
Potential ordinary shares (‘000)	2,144	4,471	—

Weighted average number of ordinary shares for fully diluted earnings per share (‘000)	402,894	402,382	393,727

Fully diluted (loss)/earnings per share from continuing operations (cents)	(26)	29	(29)
Fully diluted earnings/(loss) per share from discontinued operations (cents)	18	(17)	6

Total fully diluted (loss)/earnings per share (cents)	(8)	12	(23)

The inclusion of share options issued to employees as at June 30, 2008, as potential ordinary shares, had an anti-dilutive effect on the diluted loss per share. Additionally the potential ordinary shares to be issued upon the conversion of the convertible uncollateralized fixed rate bond (refer to note 28) had an anti-dilutive effect on the diluted earnings per share. Accordingly, such additional shares were not taken into account in the determination of the diluted loss per share.
16	Property, plant and equipment

	US Dollar
Figures in million	2008	2007

Mining properties, mine development costs and mine plant facilities	1,532	1,438
Mining assets under construction	561	404
Undeveloped properties	1,434	1,621
Deferred stripping	—	12
Other non-mining assets	4	9

Total property, plant and equipment	3,531	3,484

Mining properties, mine development costs and mine plant facilities

Cost
Balance at beginning of year	2,745	2,791
Additions	316	204
Disposals	(174)	(2)
Adjustment to rehabilitation asset	13	54
Transfers and other movements	166	—
Translation	(176)	108
Net reclassification to held for sale	(369)	(410)

Balance at end of year	2,521	2,745

Accumulated depreciation
Balance at beginning of year	1,307	1,387
Impairment of fixed assets (a)	13	55
Disposals	(104)	—
Depreciation for the year (a)	118	158
Depreciation for the year capitalized to mining assets under construction	6	—
Transfers and other movements	—	—
Translation	(34)	36
Net reclassification to held for sale	(317)	(329)

Balance at end of year	989	1,307

Net book value	1,532	1,438

	US Dollar
Figures in million	2008	2007

Mining assets under construction

Cost
Balance at beginning of year as previously reported	384	208
Effect of change in accounting policy (note 2.1)	20	11

Restated balance at beginning of year	404	219
Additions (b)	233	166
Finance costs capitalized	22	8
Disposals	(4)	—
Transfers and other movements	(84)	—
Translation	(13)	14
Net reclassification from/(to) held for sale	3	(3)

Book value	561	404

Undeveloped property

Cost
Balance at beginning of year	1,630	1,705
Additions	—	5
Disposals	(24)	(3)
Transfers and other movements	(74)	—
Translation	(80)	29
Net reclassification to held for sale	(16)	(106)

Balance at end of year	1,436	1,630

Accumulated depreciation
Balance at beginning of year	9	76
Reversal on impairment of fixed assets (a)	(6)	(10)
Depreciation for the year (a)	—	1
Transfers and other movements	9	—
Translation	16	9
Net reclassification to held for sale	(26)	(67)

Balance at end of year	2	9

Net book value	1,434	1,621

Deferred stripping

Cost
Balance at beginning of year	12	13
Translation	(1)	—
Reversal of deferred costs	(3)	(1)

Balance at end of year	8	12

Accumulated depreciation
Balance at beginning of year	—	9
Impairment/(reversal of impairment) of fixed assets	8	(9)

Balance at end of year	8	—

Net book value	—	12

Other non-mining assets

Cost
Balance at beginning of year	46	48
Additions	2	—
Disposals	(5)	—
Transfers and other movements	4	—
Translation	(6)	2
Net reclassification from/(to) held for sale	3	(4)

Balance at end of year	44	46

	US Dollar
Figures in million	2008	2007
Accumulated depreciation
Balance at beginning of year	37	38
Disposals	(4)	—
Depreciation for the year (a)	4	2
Transfers and other movements	4	—
Translation	(4)	—
Net reclassification from/(to) held for sale	3	(3)

Balance at end of year	40	37

Net book value	4	9

Total net book value	3,531	3,484

(a)	The amounts include both continuing and discontinued operations.

(b)	Included in these additions are royalty agreements that Rio Tinto had over the Hidden Valley and Kerimenge deposits in Papua New Guinea (“PNG”). In terms of the royalty agreement, Rio Tinto had the rights to receive a portion of between 2% and 3.5% of future ounces produced by the Hidden Valley mine in PNG. During March 2008, Harmony concluded the buy back of these royalty rights for US$22.5 million through the issue of US$20 million Harmony shares and US$2.5 million in cash.

(c)	Additional disclosures

	US Dollar
Figures in million	2008	2007

Leased assets
Carrying value of capitalized leased assets (included in mining assets under construction)	34	—

Cost	37	—
Accumulated depreciation	(3)	—

Finance lease additions	35	—

17	Intangible assets

	US Dollar
Figures in million	2008	2007

Goodwill

Cost
Balance at beginning of year (a)	337	331
Translation	(33)	6

Balance at end of year	304	337

Accumulated impairment
Balance at beginning of year	15	15
Impairment loss (b)	13	—
Translation	(1)	—

Balance at end of year	27	15

Net book value	277	322

Computer software

Cost
Balance at the beginning of year (c)	6	—
Acquired during the year (d)	3	7
Translation	(1)	—

Balance at end of year	8	7

Accumulated amortization
Balance at the beginning of year	1	—
Amortization charge for the year	2	1
Translation	(1)	—

Balance at end of year	2	1

	US Dollar
Figures in million	2008	2007
Net book value	6	6

Total net book value	283	328

(a)	The opening carrying value of goodwill relates to the acquisition of ARMgold on September 22, 2003.
The net book value amount of goodwill has been allocated to the each of the cash generating units as follows:

	US Dollar
Figures in million	2008	2007
Bambanani	29	32
Tshepong	72	152
Phakisa	170	116
Other	6	22

	277	322

During the 2008 financial year, a resource transfer took place between Tshepong and Phakisa and an adjustment was made to the related goodwill.

(b)	The impairment of goodwill relates to goodwill allocated to other underground segments. The related mining assets have also been impaired. Refer to note 5 (e).

(c)	The opening net book value relates to the acquisition of the Oracle ERP software implemented in December 2006.

(d)	The amount above relates to additional development costs for the Oracle ERP software during the year.
18	Restricted investments

	US Dollar
Figures in million	2008	2007

Investments held by Environmental trust funds (a)	206	198
Investments held by Social trust fund (b)	5	5

Total restricted investments	211	203
Reclassified as non-current assets held for sale	(23)	(8)

	188	195

(a)	The environmental trust funds are irrevocable trusts under the Group’s control. Contributions to the trust are invested primarily in interest-bearing short-term investments. The costs of these investments approximate their fair values. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s mines. Income earned on the investments are restricted in use and may only be used to fund the Group’s approved rehabilitation costs.
Reconciliation of the movement in the Environmental trust fund:

	US Dollar
Figures in million	2008	2007

Opening balance	197	180
Interest accrued	21	16
Disposal of business	(4)	—
Contributions made	11	2
Reimbursement of costs incurred	—	(2)
Translation	(19)	2

Closing balance	206	198
Non-current assets held for sale	(23)	(8)

	183	190

(b)	The Social trust fund is an irrevocable trust under the Group’s control. The Group has undertaken to donate over a period of 10 years to The Harmony Gold Mining Group Social Plan Trust in terms of an agreement signed on November 3, 2003. An initial donation of US$2.7 million was made during the 2004 year. The balance will be donated in installments of R3.5 million (US$0.45 million) per annum with the final installments to be made in 2013. The purpose of the Trust is to fund the social plan to reduce the negative effects of restructuring on the Group’s workforce, to put measures in place to ensure that the technical and life skills of the Group’s workforce are developed and to develop the Group’s workforce in such a manner to avoid or minimize the effect of job losses and a decline in employment through turnaround or redeployment strategies.
Reconciliation of the movement in the Social trust fund:

	US Dollar
Figures in million	2008	2007

Opening balance	5	4
Contributions made	1	1
Interest accrued	—	—
Claims paid	(1)	—

Closing balance	5	5

19	Investment in financial assets

	US Dollar
Figures in million	2008	2007

Beginning of the year	361	137
Additions	20	309
Disposals	(362)	(50)
Mark-to-market	(8)	(50)
Profit on non-derivative financial instruments (refer note 9)	5	16
Translation	(7)	—

	9	362
Reclassified as current assets	—	(353)
Reclassified as non-current assets held for sale	—	(1)

End of the year	9	8

The carrying amount consists of the following:

Available-for-sale financial assets
Investment in Clidet No. 700 (Pty) Ltd (a)	—	7
Investment in Alloy Resources (b)	—	1
Investment in Gold Fields Limited (c)	—	204
Investment in Dioro Exploration NL (d)	8	—
Investment in other unlisted shares(e)	1	1

	9	213
Reclassified as current assets	—	(353)
Reclassified as non-current assets held for sale	—	(1)

Total available-for-sale financial assets	9	(141)
At fair value through profit or loss
Investment in African Rainbow Minerals Limited (f)	—	149

	9	8

(a)	On December 11, 2006, Harmony subscribed to 50,000 cumulative redeemable participating preference shares in Clidet No 700 (Proprietary) Limited (“Clidet 700”) for US$7.1 million. The purchase consideration was paid on January 3, 2007. Clidet 700 used these funds to purchase 4,106,667 ordinary shares in Pamodzi Gold Limited (“Pamodzi”), which listed on the JSE Limited (JSE) on December 11, 2006. Clidet 700 has ceded the Pamodzi shares to Harmony as security for the amounts owing in terms of the redemption of the preference shares. The preference shares may be redeemed after May 1, 2009 by Clidet 700, or after three years and one day from the issue date by Harmony. Dividends are accumulated and are payable on the redemption date, if not paid before.
The preference shares were redeemed on April 10, 2008 for US$7.3 million.

(b)	On April 3, 2006, Big Bell Gold Operations (Pty) Ltd, a subsidiary of Harmony Gold (Australia) (Proprietary) Limited, received

5,000,000 shares, valued at A$0.20 (US$0.14) per share, in Alloy Resources, as partial consideration for the sale of Comet tenements. The market value of the investment was US$0.3 million (A$0.05 (US$0.048) per share) on June 30, 2008 (2007: US$0.6 million (A$0.15 (US$0.13) per share)), resulting in a decrease of US$0.3 million for the year, which was reflected as other comprehensive income. This investment has now been included in non-current assets held for sale.

(c)	On December 8, 2006, the Group received 15,745,079 ordinary shares in Gold Fields, issued at R135.02 (US$19.15) per share, in exchange for its interest in Western Areas. This was in terms of the offer by Gold Fields to exchange every 100 Western Areas shares held for 35 Gold Fields shares. Gold Fields is a mineral resources company, primarily gold, which is listed on the JSE and has a secondary listing on the New York Stock Exchange.
The Group disposed of 1,150,000 shares for US$19.7 million in four transactions between January 26, 2007 and February 12, 2007. The total cost of these shares was US$21.4 million, resulting in a realized loss of US$1.7 million. During May and June 2007, a further 1,500,000 shares with a cost of US$28.3 million were disposed of for US$25.1 million, resulting in a realized loss of US$3.2 million. After this transaction, the Group still held 7,348,079 shares in Gold Fields, after taking into account the 5,747,000 shares pledged to RMB Morgan Stanley (RMB) in terms of the financing. See note 28 (f) in this regard.
On August 24, 2007 the Group entered into an agreement with RMB to sell the remaining Gold Fields ordinary shares at R100 (US$13.83) per ordinary share, resulting in a realized loss of R35.02 (US$4.84) per share. The proceeds of US$182.9 million were used to settle the Randfontein redeemable preference shares issued to RMB on April 5, 2007,as well as the RMB financing. See note 28 (f) and (g).

(d)	On December 5, 2007, the Group concluded an agreement with Dioro Exploration NL (Dioro) to sell its South Kal operation (Australia) in exchange for 11,428,571 shares in Dioro, constituting an investment of 17.6%. At that date the shares were valued at US$18.9 million being A$1.75 (US$1.52) per share. The shares are listed on the Australian Securities Exchange. At year end the shares were valued at A$0.74 (US$0.71), resulting in US$8.1 million being recognized in other comprehensive income, net of tax.

(e)	Investments are held in various shares of unlisted industry-related companies. These investments have been valued by the directors by performing independent valuations on an annual basis to ensure that no permanent impairment in the value of the investments has occurred. During the financial year under review, the Group did not receive any income from these investments (2007: Nil).

(f)	During the 2005 financial year, the Group transferred its remaining 13.68% of the investment in ARM to the ARM Broad-Based Economic Empowerment Trust (“the ARM Trust”) for an aggregate cash consideration of $132.1 million, representing a price of R29 (US$4.62) per ARM share.
The acquisition of the shares by the ARM Trust was financed through two term loan facilities with Nedbank Limited (“Nedbank”). The first term loan facility of $75.4 million previously contained a put option whereby Nedbank could have put the loan to the Group in the event of default by the ARM Trust. The Group was also entitled, at any time up to the facilities discharge date, to call the loan and “step into the shoes of Nedbank as the lender”. During the 2006 financial year, this put and call option was replaced by a guarantee from Harmony to the value of $54.0 million, plus interest accrued at the applicable funding rate. On the same date, the Group received an indemnity from ARM to the value of 50% of the Group’s liability under the guarantee. The second term loan facility amounting to $56.7 million continued to be collateralized by the underlying ARM shares in the ARM Trust. Nedbank is entitled to force the trust to sell the shares if the market price of the ARM shares decrease to a certain level.
For accounting purposes, the Group did not account for the transfer of the shares to the ARM Trust as a sale. This is because the previous put and call option on the first term loan facility, as well as the guarantee, resulted in the majority of the risks not being transferred away from Harmony, and the 13.68% investment therefore continued to be accounted for as available-for-sale. Harmony also considered the appropriate accounting for the fact that, in terms of the stated objective of the ARM Trust, the upside on appreciation of the ARM shares legally belongs to the intended beneficiaries of the ARM Trust and therefore limited the increase in fair value of the shares to its obligations under the Nedbank loans.
On September 28, 2007, the guarantee to Nedbank was cancelled and, as a result, Harmony has no further obligation to Nedbank. The investment in ARM and the associated Nedbank loans have been de-consolidated from that date.

20	Investments in associates

	US Dollar
Figures in million	2008	2007

Opening carrying amount	1	266
Disposal of share in associate (a)	—	(268)
Joint venture becoming associate (c)	—	1
Shares acquired at cost (d)	46	—
Elimination of unrealized profits	(5)	—
Share of loss after tax	(11)	(3)
Impairment of share in associate	(12)	—
Foreign currency translation reserve	—	5

Total investments in associates	19	1

The carrying amount consists of the following:
Village Main Reef Gold Mining Company Ltd (b)	—	—
Orpheo (c)	—	1
Pamodzi Gold Limited (d)	19	—

Total investments in associates	19	1

(a)	On March 9, 2006, the Group acquired a 29.2% interest in the issued share capital of Western Areas (44,985,939 shares) through its subsidiary, the ARMgold/Harmony Joint Investment Company (Proprietary) Limited, for a total cost of US$321.4 million. Western Areas was listed on the JSE Limited, with interests in operating gold mines in South Africa.
On December 8, 2006, the Group disposed of its interest in Western Areas in exchange for Gold Fields ordinary shares. This was in terms of an offer by Gold Fields whereby every 100 Western Areas was exchanged for 35 Gold Fields shares. The Group received 15,745,079 Gold Fields shares for its 44,985,939 Western Areas shares. The net profit on the transaction was US$34.7 million, calculated after the investment was reduced by the share of post-acquisition loss of US$18.1 million.

(b)	On June 21, 2006, Harmony acquired 37.8% of the issued share capital of Village Main Reef Gold Mining Company (1934) Limited (“Village”) at a total cost of US$0.07 million. The equity stake was purchased from ARM at a price of R0.20 (US$0.03) per share. Village is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines.
At June 30, 2008, the fair value of the investment was US$0.09 million, calculated on a share price of R0.30 (US$0.04) per share.
During the twelve months to June 2008, the Group did not recognize its share of losses from the associate. This unrecognized share amounted to US$0.08 million.
The unaudited summarized aggregated financial information for the twelve months ended June 30, 2008 is as follows:

	US Dollar
Figures in million	2008	2007

	100%	100%

Revenue	—	—
Net loss	—	—
Total assets	1	1
Total liabilities	1	—

(c)	During 2007, the Group disposed of 17% of its share in Orpheo by Harmony (Proprietary) Limited (“Orpheo”), which had been accounted for as a joint venture. After the transaction, the Group held a 33% interest in Orpheo.
The Group originally purchased its 50% share for US$0.7 million. The consideration for the disposal was US$0.2 million and the fair value of the portion disposed was US$0.2 million, resulting in a US$0.03 million profit.

At June 30, 2008, the fair value of the investment was evaluated by management. It was determined that the carrying value exceeded the fair value and an impairment of US$0.06 million was recognized.
During the 12 months ended June 30, 2008, the Group’s share of post-acquisition profit was US$0.04 million.
The unaudited summarized financial information for the twelve months ended June 30, 2008 is as follows:

	US Dollar
	2008	2007
Figures in million	100%	100%

Revenue	1	1
Net profit	—	—
Total assets	1	1
Total liabilities	1	—

(d)	On February 27, 2008, Pamodzi bought the Orkney operations from Harmony for a consideration of 30,000,000 Pamodzi shares. This resulted in Harmony owning 32.4% of Pamodzi. On the purchase date the value of the investment was R11.50 per share (US$1.54 per share) resulting in US$46.5 million investment. Pamodzi is listed on the JSE Limited and has interests in operating gold mines in South Africa.

As at June 30, 2008 the fair value of the investment was calculated at US$18.6 million (R4.85 (US$0.62) per share). The carrying value exceeded the fair value and as a result, an impairment of US$12.3 million was recognized. During the four months to June 2008, the Group’s share of the post acquisition losses was a loss of US$10.6 million.

Pamodzi has a December 31 year-end and the latest audited financials are for the year ended December 31, 2007. The unaudited financial information of Pamodzi for the period since acquisition of the investment on February 27, 2008 to June 2008 and as at June 30, 2008 are as follows:

US Dollar
2008
Figures in million	100%

Revenue	57
Production costs	(74)

Operating loss	(17)

Net loss	(34)

Non-current assets	214
Current assets	21

Total assets	235

Current liabilities	170
Non-current liabilities	31

Total liabilities	201

21	Investment in joint venture
The Group held a joint venture interest in Healthshare Health Solutions (Proprietary) Limited (“Healthshare”) (45%). The interest in Healthshare was acquired on December 20, 2005. On January 1, 2008, the Group disposed of its interest to the remaining shareholders of Healthshare and derecognized its share in assets and liabilities. A loss of US$0.3 million was recognized.
For the six month period ending December 31, 2007 the Group’s share of the joint venture profit amounted to US$0.4 million.

22	Trade and other receivables

	US Dollar
Figures in million	2008	2007

Current
Financial assets:
Trade receivables (gold)	30	11

Other trade receivables	44	20
Provision for impairment	(17)	(3)

Trade receivables — net	57	28
Interest and other receivables	9	—
Employee receivables	3	8
Insurance claims receivable	—	16
Deferred consideration for sale of Buffalo Creek (a)	—	5

Non-financial assets:
Prepayments	5	5
Value added tax	38	68

Total current trade and other receivables	112	130

Non-current
Financial assets:
Loans receivables (b)	20	10
Provision for impairment	(2)	(2)

Total non-current trade and other receivables	18	8

(a)	On March 31, 2006, the Group disposed of the entire share capital of Buffalo Creek for US$17.2 million. The last installment of the receivable was settled in cash on September 30, 2007.

(b)	Loans comprise various loans, which have been valued by the directors. These loans are uncollateralized with interest charged at the South African prime lending rate (“prime”). These loans are due within two years. Included in this balance is US$13.2 million owed by an associate.
The movement in the provision for impairment of trade and other receivables during the year was as follows:

	US Dollar
Figures in million	2008	2007

Balance at July 1	3	2
Impairment loss recognized	14	1

Balance at June 30	17	3

The movement in the provision for impairment of loans receivables during the year was as follows:

	US Dollar
Figures in million	2008	2007

Balance at July 1	2	—
Impairment loss recognized	1	2
Loans written off during the year	(1)	—

Balance at June 30	2	2

	US Dollar
Figures in million	Gross	Impairment

The ageing of trade and other receivables at the reporting date was:

June 30, 2008

Fully performing	51	—
Past due by 1 to 30 days	3	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	19	17

Balance at June 30, 2008	74	17

	US Dollar
Figures in million	Gross	Impairment

June 30, 2007

Fully performing	23	—
Past due by 1 to 30 days	1	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	3	—
Past due by more than 90 days	5	3

Balance at June 30, 2007	32	3

	US Dollar
Figures in million	Gross	Impairment

The ageing of loans receivables at the reporting date was:

June 30, 2008

Fully performing	18	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	2	2

Balance at June 30, 2008	20	2

June 30, 2007

Fully performing	8	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	2	2

Balance at June 30, 2007	10	2

Based on past experience, the Group believes that no impairment allowance is necessary in respect of fully performing trade receivables as the amount relates to customers that have a good track record with the Group. Trade receivables that are less than 90 days past due are not considered to be impaired.
The Group holds the Deelkraal surface assets as collateral for the balance outstanding on the sale of these assets to Ogoerion Construction CC (included in trade receivables above). The balance of US$6.4 million was impaired during the 2008 financial year.
Management expect to recover the full amount outstanding on fully performing loans receivable.
During 2008 and 2007 there was no renegotiation of the terms of any receivable, other than as discussed above.
23	Inventories

	US Dollar
Figures in million	2008	2007

Gold in lock-up	26	23
Gold in-process and bullion on hand	17	49
Stores and materials at weighted average cost	46	33

Total inventories	89	105

Gold in-process at the following operations is valued at net realizable value:

Free State	—	4
Evander	—	11
Freegold	—	12
Target	—	13

Gold in-process carried at net realizable value	—	40

Gold in-process includes immaterial amounts of stockpile inventories.

During the year, US$1.4 million (2007: US$0.8 million) was provided for slow moving and obsolete stock. The total provision for 2008 was US$3.3 million (2007: US$1.9 million).
24	Restricted cash

	US Dollar
Figures in million	2008	2007

RMB margin call account (a)	—	39
Security deposits (b)	—	2
Cash Management Account (c)	10	—
Reclassified as current	—	(39)
Reclassified as non-current assets held for sale	—	(1)

Total restricted cash	10	1

(a)	In terms of the financing agreement with RMB, US$39 million was placed in a security deposit account with RMB. Refer to note 28 (f).

(b)	The amount was held in respect of security deposits on mining tenements.

(c)	The amount relates to funds set aside by the International operations for performance bonds related to guarantees for environmental obligations.
25	Cash and cash equivalents

	US Dollar
Figures in million	2008	2007

Cash at bank and deposits on call	53	101
Overdraft facilities	—	(31)

Total cash and cash equivalents	53	70

26	Share capital
Authorized
1,200,000,000 (2007: 1,200,000,000) ordinary shares of R0.50 each
10,958,904 (2007: 10,958,904) redeemable convertible preference shares of R0.50 each
Issued
403,253,756 (2007: 399,608,384) ordinary shares of R0.50 each
The unissued shares are under the control of the directors until the forthcoming annual general meeting. Note 35 sets out details in respect of the share option scheme.
The Company has a general authority to purchase its shares up to a maximum of 10% of the issued share capital in any one financial year. This is in terms of the annual general meeting of shareholders on November 26, 2007. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act no 61 of 1973 of South Africa, as amended.

27 Other reserves
Other reserves comprises:

	US Dollar
Figures in million	2008	2007

Foreign exchange translation reserve (a)	(216)	30
Mark-to-market of available-for-sale financial instruments (b)	(2)	(44)
Equity component of convertible bond (c)	41	41
Acquisition of non-controlling interest in subsidiary (d)	(57)	(57)
Deferred share-based payments (e)	42	36
Other	(4)	(4)

Total other reserves	(196)	2

The different categories are made up as follows:
Foreign exchange translation reserve

At the beginning of the year	30	(57)
Current year’s foreign exchange movement	(246)	87

At the end of the year	(216)	30

Mark-to-market of available-for-sale financial assets

At the beginning of the year	(44)	2
Realized portion reclassified through profit or loss	47	4
Mark-to-market — unrealized	(9)	(50)
Deferred tax asset	4	—

At the end of the year	(2)	(44)

Equity component of convertible bond

At the beginning/end of the year	41	41

Acquisition of non-controlling interest in subsidiary

At the beginning/end of the year	(57)	(57)

Deferred share-based payments

At the beginning of the year	36	30
Share-based payments expensed	6	6

At the end of the year	42	36

Other reserves

At the beginning/end of the year	(4)	(4)

(a)	The movement of the foreign exchange translation reserve represents the cumulative translation effect of the Group’s off-shore operations. It also includes the translation effect from Rand to US Dollar.

(b)	The balance of the mark-to-market reserve represents the movement in the fair value of the available-for-sale financial assets. For details on the movement, refer to note 19.

(c)	On May 21, 2004, the Group issued a convertible bond. As a result, an amount representing the value of the equity conversion component is included in other reserves, net of deferred tax. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. Refer to note 28 (a) for more detail.

(d)	On March 15, 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle, held by non-controlling interests. The excess of the purchase price of US$86.5 million (A$123 million) over the carrying amount of non-controlling interests acquired, amounting to US$55 million, has been accounted for under other reserves.

(e)	The Group issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the Company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payment are expensed over the vesting period, based on the Group’s estimate of the shares that are expected to eventually vest. During 2008 a share-based payment expense of US$5.9 million (2007: US$6.3 million) was charged to the income statement. (Refer to note 35 for more detail.)
28 Borrowings

	US Dollar

Figures in million	2008	2007

Uncollateralized borrowings

Convertible uncollateralized fixed rate bonds (a)	—	219

Principal amount	218	241
Equity conversion component, net of deferred tax liability	(41)	(41)
Deferred tax liability	(9)	(9)

Liability component on initial recognition	168	191
Unwinding of time value of money portion	40	29
Less: amortized bond issue costs	(1)	(2)
Translation	1	1

	208	219
Less: current portion	(208)	—

Africa Vanguard Resources (Proprietary) Limited (b)	4	5

Total uncollateralized long-term borrowings	4	224

Collateralized borrowings

Nedbank Limited (c)	—	24

Liability amount	25	24
Less: current portion	(25)	—

Nedbank Limited (d)	—	—

Liability amount	—	85
Less: current portion	—	(85)

Nedbank Limited (e)	—	—

Liability amount	—	64
Less: current portion	—	(64)

Rand Merchant Bank (f)	—	—

Liability amount	—	107
Less: current portion	—	(107)

Rand Merchant Bank (g)	—	—

Liability amount	—	78
Less: current portion	—	(78)

Rand Merchant Bank (h)	—	—

Liability amount	—	71
Less: current portion	—	(71)

	US Dollar

Figures in million	2008	2007

Westpac Bank (i)	27	—

Liability amount	33	—
Less: current portion	(6)	—

Nedbank Limited (j)	—	—

Principal amount	256	—
Less: amortized issue costs	(1)	—

	255	—
Less: current portion	(255)	—

Total uncollateralized long-term borrowings	27	24

Total long-term borrowings	31	248
Total current portion of borrowings	494	405

Total borrowings	525	653

(a)	On May 21, 2004, Harmony issued an international uncollateralized fixed rate convertible bond in an aggregate principal amount of US$251.9 million. Interest at a rate of 4.875% per annum is payable semi-annually in arrears on May 21 and November 21 of each year, commencing November 21, 2004. The bonds mature five years from the issue date at their nominal value of US$218 million unless converted into the Company’s ordinary shares. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares. The number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date. The initial conversion price is R121 (US$15.51) per ordinary share subject to certain standard anti-dilutive provisions such as a rights offering, that are designed to maintain the value of the conversion option. The fair values of the liability component and the equity conversion component were determined on the issue of the bond. The fair value of the liability component, included in long term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond (10%).

The residual amount, representing the value of the equity conversion component, is included in other reserves net of deferred taxes. In subsequent periods, the liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The bonds are listed on the London Stock Exchange for Bonds. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (defined as bonds, notes, debentures, loan stock or other securities which are tradable on a securities market) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Included in the amortization charge as per the income statement is US$1.2 million (2007: US$1.2 million) for amortization of the bond issue costs.

(b)	The loan to Africa Vanguard Resources (Doornkop) (Proprietary) Limited (“AVRD”) from its holding company African Vanguard Resources (Proprietary) Limited remained unchanged from the previous year. In 2005 AVRD borrowed an additional R18 million (US$2.3 million) to service working capital commitments. This increased the initial loan of US$1.8 million to US$4.1 million. The loan is unsecured and interest free, with no fixed terms of repayment over the short term. Refer to note 28 (c).

(c)	On July 30, 2003, AVRD entered into a term loan facility of US$19.1 million with Nedbank Limited for the purpose of partially funding AVRD’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop South Reef project. Interest at a variable rate equal to JIBAR plus 2% shall be repayable to the extent that AVRD received a portion of the profit from the project. Unpaid interest shall be capitalized and repaid with the loan amount. The loan amount and any interest accrued is repayable on July 30, 2008. Interest capitalized during the year ended June 30, 2008 amounted to US$4.1 million (2007: US$2.2 million).

The facility from Nedbank to AVRD is guaranteed by Harmony and certain of its subsidiaries. As a result of this guarantee and other factors, the Group is required to consolidate AVRD and has therefore included the loans from Nedbank and Africa Vanguard Resources (Proprietary) Limited in its consolidated borrowings.

(d)	On April 15, 2005, the ARM Trust entered into a term loan facility of US$75.4 million with Nedbank for the purpose of funding the balance of the ARM Trust’s acquisition of the shares the Group held in ARM. The loan bears interest, compounded monthly, at a rate of JIBAR plus 1.5% per annum. Interest capitalized during the year ended June 30, 2008 amounted to US$2.5 million (2007: US$8.6 million) (refer to note 12). On September 28, 2007, the ARM Trust guarantee was cancelled by Nedbank and consequently Harmony has no further obligation to Nedbank in this regard. The ARM investment and associated Nedbank loans was deconsolidated from this date. Refer to note 19 (f).

(e)	On April 15, 2005, the ARM Trust entered into a second term loan facility of US$56.7 million with Nedbank for the purpose of funding the ARM Trust’s partial acquisition of the shares the Company held in ARM (Refer note 19 (f)). The loan bears interest, compounded monthly, at a rate of JIBAR plus 1.5% per annum. Interest capitalized during the year ended June 30, 2008 amounted to US$2.1 million (2007: US$6.8 million) (refer to note 12). The loan is repayable on the 5th anniversary of the advance date. On September 28, 2007, the loan was consolidated as per note 28 (d).

(f)	During March 2007, the Group entered into a financing agreement with RMB. In terms of the financing agreement, 5,747,000 Gold Fields ordinary shares were pledged as collateral. The financing amounted to US$103.4 million. Of this amount, US$82.3 million was used to repay a portion of the term loan obtained in March 2006.

Interest is payable to RMB at a rate equal to the SAFEX Financial Derivatives overnight deposit rate (SAFEX overnight rate) plus 35 basis points.

The Group placed a 20% deposit of the notional amount with RMB in an initial margin account for any change in the Gold Fields share price below the reference price of R130.88 (US$17.81) per share. Interest is payable by RMB to the Group at the SAFEX overnight rate less 15 basis points.

On August 24, 2007, the Group entered into an agreement to sell its Gold Fields ordinary shares for a consideration of US$185 million. The proceeds were used to settle the Randfontein redeemable preference shares issued to RMB in April 2007, as well as the financing arranged with RMB in March 2007. Refer to note 28 (g).

(g)	During April 2007, Randfontein Estates Limited (“Randfontein”) (a wholly owned subsidiary of Harmony) issued 55,000,000 cumulative, floating rate, redeemable preference shares to RMB for US$75.4 million. US$54.9 million of the consideration was used to repay a portion of the term loan obtained in March 2006. The obligation to redeem the preference shares is secured by the cession of shares in Gold Fields in a ratio of 1.5:1.

The preference shares are redeemable on the date that falls three years and a day after the issue date, but may be redeemed by Randfontein at any time before this date . The amount to be redeemed is the issue price together with any accumulated dividends and dividends that have been declared but not paid.

The first dividend date is March 1, 2008. The dividend rate is variable and is set out as follows:

- for the period from the issue date until August 31, 2007, the variable dividend rate is equal to 35% of the prime rate;

- for the period from September 1, 2007 until February 29, 2008, the variable dividend rate is equal to 50% of the prime rate;

- on March 1, 2008, the variable dividend rate is equal to 83% of the prime rate.

In August 2007, the preference shares were redeemed as per note 28 (f).

(h)	On June 29, 2007, RMB advanced US$68.6 million in terms of a short term bridging loan. The loan became due on July 31, 2007 along with interest, calculated at the rate equal to the SAFEX overnight rate plus 2.4%. In the event that Harmony elected to extend the loan facility until September 30, 2007, the interest would be calculated at the rate equal to the SAFEX overnight rate plus 3.6% during the extension period.

On September 29, 2007, the short term bridging loan from RMB was repaid. Refer to note 28 (j) for details on the funds utilized.

(i)	During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project.

Interest is charged at US — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease installments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as security for these loans.

	US Dollar
Figures in million	2008	2007

The future minimum lease payments are as follows:

Due within one year	7	—
Due between one and two years	7	—
Due between two and five years	23	—

	37	—
Future finance charges	(4)	—

	33	—

(j)	On September 28, 2007, Harmony entered into a term loan facility of US$283.9 million with Nedbank, for the purpose of partially funding capital expenditure in respect of projects, as well as to repay the short term bridging loan amounting to US$68.6 million (refer to note 28 (h)). Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for three month periods, equal to the JIBAR plus 2.75% plus banking costs. The loan is repayable on December 29, 2008 and interest is repayable every quarter commencing on September 28, 2007.
The exposure of the Group’s borrowings to changes in interest rate and contractual repricing is as following:

	US Dollar
Figures in million	2008	2007

Variable rate	27	24
Current	494	405
Between 1 to 2 years	—	219
Between 2 to 5 years	—	—
Over 5 years	4	5

Total borrowings	525	653

Variable rate	5.1%	3.7%
Current	94.1%	62.1%
Between 1 to 2 years	0.0%	33.5%
Between 2 to 5 years	0.0%	0.0%
Over 5 years	0.8%	0.7%

Total borrowings	100.0%	100.0%

The maturity of borrowings is as follows:

Current	494	405
Between 1 to 2 years	6	243
Between 2 to 5 years	21	—
Over 5 years	4	5

Total borrowings	525	653

	2008	2007

Convertible unsecured fixed rate bonds (a)	10.0%	10.0%
Africa Vanguard Resources (Proprietary) Limited (b)	0.0%	0.0%
Nedbank Limited (c)	13.4%	11.9%
Nedbank Limited (d)*	0.0%	9.5%
Nedbank Limited (e)*	0.0%	10.0%
Rand Merchant Bank (f)*	0.0%	9.4%
Rand Merchant Bank (g)*	0.0%	4.6%
Rand Merchant Bank (h)*	0.0%	12.7%
Westpac Bank (i)	4.1%	0.0%
Nedbank Limited (j)	14.5%	0.0%

*	Loan repaid in full
The level of Harmony’s borrowing powers, as determined by its Articles of Association, shall not except with the consent Harmony’s general meeting, exceed the aggregate from time to time of the issued and paid-up share capital of the Company, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves (including non-controlling interests in subsidiary companies and provisions for deferred taxation) and any share premium accounts of the Company and its subsidiaries. At year end, total borrowings amounted to US$525 million (2007: US$652 million).

29	Provision for environmental rehabilitation
The Group’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	US Dollar

Figures in million	2008	2007

Provision raised for future rehabilitation

Opening balance	192	120
Disposal of assets	(16)	(4)
Change in estimate — Balance sheet	12	53
Change in estimate — Income statement	1	(1)
Inflation present value adjustment and time value of money component	22	17
Foreign currency translation adjustments	(15)	7

Closing balance	196	192
Provision associated with non-current assets held for sale	(51)	(36)

	145	156

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that, based on current environmental and regulatory requirements, the total cost for the mines, in current monetary terms, is approximately US$269 million (2007: US$276 million). Refer to note 3.4 for the estimations and judgments used in the calculations.
Included in the charge to the income statement is an amount US$6 million (2007: US$9 million) relating to the time value of money.

Future net obligations

Ultimate estimated rehabilitation cost	269	276
Amounts invested in Environmental trust funds (note 18)*	(206)	(198)

Total future obligations	63	78

The Group intends to finance the ultimate rehabilitation costs from the money invested with environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.
*	This includes amounts related to non-current assets held for sale.
30	Provision for other liabilities and charges

	US Dollar

Figures in million	2008	2007

Non-current
Retirement benefit obligation (Refer to note 33)	17	15
Other	1	3

Closing balance	18	18

31	Trade and other payables

	US Dollar

Figures in million	2008	2007

Financial liabilities
Trade payables	86	88
Other liabilities	8	8
Non-financial liabilities
Payroll accruals	37	65
Leave liabilities	27	34
Shaft related accruals	16	17
Other accruals	21	21
Value added tax	6	17
Taxation	12	7

Total trade and other payables	213	257

Employee entitlements to annual leave are recognized on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognized in the balance sheet is as follows:

	US Dollar

Figures in million	2008	2007

At the beginning of the year	36	31
Benefits paid	(38)	(26)
Foreign currency translation adjustments	(1)	—
Total expense per income statement	32	31

	29	36
Reclassified as non-current assets held for sale	(2)	(2)

At the end of the year	27	34

32	Cash generated by operations
The following represents a reconciliation of profit/(loss) before taxation to cash generated by operations from continuing and discontinued operations. Details regarding cash flows from discontinued operations are presented in note 14.

	US Dollar

Figures in million	2008	2007	2006

Profit/(loss) before taxation	33	90	(58)
Adjustments for:
Amortization and depreciation	123	163	171
Impairment/(reversal of impairment) of assets	36	38	(30)
Loss/(gain) on financial instruments	1	(6)	82
Profit on sale of mining assets	(15)	(25)	(10)
Net increase/(decrease) in provision for post retirement benefits	1	(2)	1
Net increase/(decrease) in provision for environmental rehabilitation	2	(1)	(3)
Loss from associates	11	3	17
Impairment of investment in associate	12	—	—
Share-based payments	6	6	16
Fair value of non-derivative financial instrument	(4)	(15)	(14)
Loss/(profit) on sale of listed investments	63	3	(45)
Profit on sale of subsidiary	—	—	(2)
Profit on sale of investment in associate	—	(33)	—
Dividends received	(5)	(3)	(3)
Interest received	(38)	(25)	(33)
Interest paid — cash	57	31	32
Interest paid — non cash	19	35	39
Cost on closure of hedge positions	—	(80)	(54)
Other non cash transactions	—	(15)	(14)

	US Dollar

Figures in million	2008	2007	2006

Effect of changes in operating working capital items:
Receivables	4	(27)	(9)
Inventories	7	(30)	(6)
Accounts payable and accrued liabilities	(45)	57	(24)

Cash generated by operations	268	164	53

Additional cash flow information
The income and mining taxes paid in the statement of cash flow represents actual cash paid.
Acquisitions and disposals of Subsidiaries / Businesses:

US Dollar

Figures in million	2008

For the year ended June 2008

On December 6, 2007, the Group disposed of its assets and liabilities in South Kal Mine to Dioro. The aggregate fair value of the assets and liabilities sold were:
Property, plant and equipment	50
Consumables	3
Shares	3
Rehabilitation liability	(8)
Loss on disposal	(12)

Disposal proceeds	36
Proceeds received by way of shares	(18)

Proceeds received in cash	18

On February 27, 2008, the Group disposed of its assets and liabilities in its Orkney operations to Pamodzi. The aggregate fair value of assets and liabilities sold were:
Property, plant and equipment	38
Rehabilitation trust fund	4
Leave liability	(2)
Provision for environmental rehabilitation liability	(7)
Profit on disposal	13

Disposal proceeds	46
Proceeds received by way of shares	(46)

Cash and cash equivalent at disposal	—

The principal non-cash transactions for the year were the acquisition of the PNG royalty agreement (refer note 16), share based payments (refer note 35) and the purchase of assets under finance lease (refer notes 16 and 28).

US Dollar

Figures in million	2007

For the year ended June 2007

On May 28, 2007, the Group disposed of 17% of its 50% share in Orpheo to AngloGold Ashanti Limited. The aggregate fair value of the assets acquired and liabilities assumed, and subsequently disposed of, were :

Inventories	—
Property, plant and equipment	1
Investment in associate	(1)
Accounts payable and accrued liabilities	—

Total purchase price	—
Proceeds received by way of accounts receivable	—

Cash and cash equivalents at disposal	—

The principal non-cash transactions for the year were the share-based payments (refer note 35) and the disposal of the investment in associate in Western Areas (refer note 8).

US Dollar

Figures in million	2006

For the year ended June 2006

On July 1, 2005, the Group acquired a 50% share in Orpheo. The aggregate fair value of the assets acquired and liabilities assumed were:

Inventories	—
Property, plant and equipment	1
Accounts payable and accrued liabilities	—

Total purchase price	1
Paid for by way of accounts payable	(1)

Cash and cash equivalents at acquisition	—

On December 20, 2005, the Group acquired a 45% share in MP Britz and H. Taute Pharmacies through its joint venture agreement with Healthshare. The aggregate fair value of the assets acquired and liabilities assumed were:

Inventories	—
Accounts receivable	—
Property, plant and equipment	—
Intangible assets	1
Accounts payable and accrued liabilities	(1)

Total purchase price	—
Paid for by way of accounts payable	—

Cash and cash equivalents at acquisition	—

On March 31, 2006, the Group disposed of its shareholding in Buffalo Creek. The aggregate fair value of the assets and liabilities sold were:
Inventories	—
Property, plant and equipment	18
Deferred tax	(3)
Provision for rehabilitation liability	—
Accounts payable and accrued liabilities	—
Foreign exchange	—
Profit on disposal sale of subsidiary	2

Disposal proceeds	17
Proceeds received by way of accounts receivable	(10)
Proceeds received by way of shares	(4)

Proceeds received by way of cash	3

The principal non-cash transactions for the year were the share-based payments (refer note 35).
33	Retirement benefit obligations
Pension and provident funds: The Group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African operations. The pension funds are multi-employer industry plans. The Group’s liability is limited to its annually determined contributions.
The provident funds are funded on the “money accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.
The Australian group companies make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9% of gross salary and wages for the 2008 year (2006 and 2007: 9%).
Substantially all the Group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Group for the 2008 financial year amounted to US$46.5 million (2007: US$41.8 million) (2006: US$47.3 million).

Post-retirement benefits other than pension: Most of the supervisory and managerial workers in South Africa participate in the Minemed medical scheme, as well as other medical schemes. The Group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (Minemed scheme). The annual contributions for these retired employees are fixed. The Group’s contributions to these schemes on behalf of current employees amounted to US$9.8 million for 2008, US$8.9 million for 2007 and US$13.0 million for 2006.
With the exception of some Freegold employees included from date of acquisition, no post-retirement benefits are available to other current workers. No liability exists for employees who were members of these schemes who retired after the date noted above. The medical schemes pay certain medical expenses for both current and retired employees and their dependents. Current and retired employees pay an annual fixed contribution to these schemes.
Assumptions used to determine the liability relating to the Minemed medical scheme included, a discount rate of 12%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA “amf” tables and a medical inflation rate of 9.80%. It is also assumed that all members will retire at the age of 60 and will remain on the current benefit option.
The liability is based on an actuarial valuation conducted during the year ended June 30, 2008, using the projected unit credit method. The next actuarial valuation will be performed on June 30, 2009.

	US Dollar

Figures in million	2008	2007

Present value of unfunded obligations	17	15

Movement in the liability recognized in the balance sheet

Opening balance as previously stated	15	15
Contributions paid	—	—
Other expenses included in staff costs/current service cost	1	1
Interest cost	1	1
Net actuarial loss/(gains) recognized during the year	2	(2)
Foreign currency translation reserve	(2)	—

Balance at the end of the year	17	15

The principal actuarial assumptions used for accounting purposes were:

Discount rate	12.0%	9.0%
Healthcare inflation rate	9.8%	6.3%
Normal retirement age	60	60

The history of the defined benefit plan is as follows:

Present value of defined benefit obligation	17	15
Fair value of plan assets	—	—

Net liability	17	15

The present value of defined benefit obligation was US$14.9 million in 2006, US$13.3 million in 2005 and US$1.6 million in 2004.
The effect of a one percentage point increase (and decrease) in the assumed medical cost trend rates for 2008 is as follows:

	US Dollar

Figures in million	2008	2007

	1%	1%
	Increase /	Increase /
	decrease	decrease

Effect on:
Aggregate of service cost and interest cost	—	—
Defined benefit obligation	3	3

The Group expects to contribute approximately US$0.4 million to its benefit plan in 2009.

34	Employee benefits

Number of permanent employees as at June 30:	2008	2007

South Africa operations*	36,839	41,118
International operations**	871	466

Total	37,710	41,584

	US Dollar

Figures in million	2008	2007

Aggregate earnings:
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	584	432
Retirement benefit costs	47	42
Medical aid contributions	10	9

Total aggregate earnings	641	483

Directors’ remuneration
During the fiscal 2008, the directors received remuneration of US$1.2 million, comprising of US$0.4 million for salaries, US$0.5 million for retirement contributions and US$0.3 million for bonuses. The non-executive directors received US$0.3 million in directors’ fees. The aggregate of remuneration received by senior management was US$2.7 million.
During the fiscal 2007, the directors received remuneration of US$0.8 million, comprising of US$0.7 million for salaries and US$0.1 million for retirement contributions. The non-executive directors received US$0.3 million in directors’ fees. The aggregate of remuneration received by senior management was US$5.9 million.

*	The employees attributable to the discontinued operations were 3 618 (2007: 6 313).

**	The total employees at Australian operations at 30 June 2008 was 873 (2007: 695). Of this total, 2 employees (2007: 229) were attributable to the discontinued operations.
35	Share option schemes
The Group currently has the 2001, 2003 schemes and the 2006 share plan that are still active. The objective of these schemes is to recognize the contributions of senior staff to the Group’s financial position and performance and to retain key employees.
The options granted under the 2001 and 2003 schemes
A fifth of the options granted under the 2001 and 2003 schemes are exercisable annually from the grant date with an expire date of 10 years from the grant date. The offer price of these options equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the options.
On resignation and retirement, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee’s election before the last day of service. Payment of shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options.
Following the introduction of the 2006 share plan, no further options are expected to be allocated under these two schemes.

Number of share options relating to the 2001 and 2003 option schemes	2008	2007

Share options granted	28,442,420	28,442,420

Exercised	17,249,668	15,485,536
Vested but not exercised	1,792,796	1,843,156
Unvested	2,735,443	6,286,513
Forfeited and lapsed	6,664,513	4,827,215

Vesting periods of unvested options:

Within one year	1,367,722	2,186,819
One to two years	1,367,721	2,049,847
Two to three years	—	2,049,847

Total number of unvested options	2,735,443	6,286,513

There was no movement on options granted regarding the 2001 and 2003 option schemes.

		Weighted average
		option price
Activity on share options granted but not yet exercised	Shares	(Rand)

For the year ended June 30, 2007

Balance at beginning of year	12,543,207	49.38
Options exercised	(2,627,249)	51.82
Options forfeited and lapsed	(1,786,289)	50.37

Closing balance	8,129,669	48.38

For the year ended June 30, 2008

Balance at beginning of year	8,129,669	48.38
Options exercised	(1,764,132)	49.16
Options forfeited and lapsed	(1,837,298)	45.77

Closing balance	4,528,239	49.14

	At June 30,	Option price	Remaining life
List of options granted but not yet exercised (listed by grant date)	2008	(Rand)	(years)

April 24, 2001	21,000	36.50	2.8
November 20, 2001	221,260	49.60	3.4
September 23, 2002	33,768	66.00	4.2
March 27, 2003	261,000	91.60	4.7
August 10, 2004	1,066,713	66.15	6.1
April 26, 2005	2,924,498	39.00	6.8

Total option granted but not yet exercised	4,528,239

The number of shares held by the Harmony Share Trust at year end amounted to 107 400 (2007: 109 400). This trust is considered to be an SPE and is therefore consolidated in accordance with the Group’s accounting policies.

List of options granted but not yet vested (listed by grant date)	2008	2007

September 23, 2002	—	35,371
March 27, 2003	—	101,600
August 10, 2004	817,660	1,763,665
April 26, 2005	1,917,783	4,385,877

Total options granted but not yet vested	2,735,443	6,286,513

	US Dollar

Figures in million	2008	2007

Average market price of options traded during the year	22	40

Average fair value of share options vested during the year	41	72

Share-based payments	—	5

	Option allocation
	March 27, 2003	August 10, 2004	April 26, 2005

The share-based payments are calculated using the binominal valuation model based on the following assumptions at grant date:
Price at date of grant (SA Rand per share)	91.60	66.15	39.00
Risk-free interest rate:	11.6%	9.9%	8.4%
Expected volatility:	45.0%	40.0%	35.0%
Expected dividend yield:	0.0%	0.0%	0.0%
Vesting period:	5 years	5 years	5 years

Share-based payments are measured at the fair value of the equity instruments at the date of the grant. The cost is expensed over the vesting period, based on the Group’s estimate of the options that are expected to eventually vest.
The only vesting conditions for the 2001 and 2003 schemes is that the employees should be in the employment of the Group.
The volatility measured at the standard deviation of expected share price returns were based on statistical analysis of daily share prices over the last three years before grant date.
The shares granted under the 2006 share plan
The 2006 share plan consist of both performance shares (PS) and share appreciation rights (SARs). The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied. The SARs will vest in equal thirds in year 3, 4 and 5 after grant date, subject to the performance conditions having been satisfied. The SARs have an expiry date of 6 years from the grant date and the offer price equals the closing market price of the underlying shares on the trading date immediately preceding the grant.
The aggregate number of shares which may be allocated to the share plan on any day, when added to the total number of unexercised SARs, unvested performance shares, and restricted shares which have been allocated for SAR’s and PS, and any other employee share scheme operating by the Group, shall not exceed 14% of the number of issued ordinary shares of the company from time to time. On June 30, 2008, 1,512,101 PS and 3,164,619 SARs had been allocated to participating employees.
Termination of employees is based on “No Fault” and “Fault” definitions.
In the case of share appreciation rights, if employment is terminated for No Fault reasons, then the value of the appreciation in all unvested and un-exercised SARs is settled in shares or cash as at the date of termination of employment, after the deduction of any tax payable.
•	First the maximum number conditionally awarded is pro-rated for the time period until the termination date;
•	Then this adjusted number is reduced to a third on the assumption that Harmony’s performance was a median one with one third vesting;

•	And then settled in cash or shares after the deduction of any tax payable.
In either case, if employment is terminated for Fault reasons, all unvested and un-exercised SARs and all PS not yet vested are lapsed and cancelled.

Number of shares relating to the 2006 share plan at June 30	2008	2007

Shares granted	4,676,720	1,481,107

Unvested	4,236,938	1,468,510

Performance shares	1,341,444	538,516
Share appreciation rights	2,895,494	929,994

Shares forfeited	439,782	12,597

Performance shares	170,658	—
Share appreciation rights	269,124	12,597

Vesting periods of unvested shares granted:
One to two years	603,399	—
Two to three years	1,932,502	848,514
Three to four years	965,165	309,998
Four to five years	735,872	309,998

Total number of unvested shares granted	4,236,938	1,468,510

		Weighted average
		option price
Activity on PS and SARs granted but not yet exercised	Shares	(Rand)

For the year ended June 30, 2007

Opening balance	—

Performance shares	—	n/a
Share appreciation rights	—	—

Options granted	1,481,107

Performance shares	538,516	n/a
Share appreciation rights	942,591	112.64

Options lapsed	(12,597)

Performance shares	—	n/a
Share appreciation rights	(12,597)	112.64

Closing balance	1,468,510

Performance shares	538,516	n/a
Share appreciation rights	929,994	112.64

For the year ended June 30, 2008

Opening balance	1,468,510

Performance shares	538,516	n/a
Share appreciation rights	929,994	112.64

Options granted	3,195,613

Performance shares	973,586	n/a
Share appreciation rights	2,222,027	71.19

Options lapsed	(427,185)

Performance shares	(170,658)	n/a
Share appreciation rights	(256,527)	110.27

Closing balance	4,236,938

Performance shares	1,341,444	n/a
Share appreciation rights	2,895,494	81.04

	At June 30,	Strike price	Remaining life
List of shares granted but not yet exercised (listed by grant date)	2008	(Rand)	(years)

Performance shares
November 15, 2006	374,106	n/a	1.4
November 15, 2007	955,030	n/a	2.4
March 7, 2008	12,308	n/a	2.7

Share appreciation rights
November 15, 2006	687,880	112.64	4.4
November 15, 2007	2,161,460	70.54	5.4
March 7, 2008	46,154	102.00	5.7

Total option granted but not yet exercised	4,236,938

None of the allocations for the 2006 share plan have vested yet.

	US Dollar
Figures in millions	2008	2007

Share-based payments	5	1

	Performance
	shares	SARs

The share-based cost is calculated using the Monte Carlo simulation, based on the following assumptions at grant date.

Price at date of grant (SA Rand per share)
- November 15, 2006 share allocation	n/a	112.64
- November 15, 2007 share allocation	n/a	70.54
- March 7, 2008 share allocation	n/a	102.00
Risk-free interest rate:
- November 15, 2006 share allocation	9.6%	8.8%
- November 15, 2007 share allocation (valuation date December 21, 2007)	10.8%	9.8%

	Performance
	shares	SARs

- November 15, 2007 share allocation (valuation date April 21, 2008)	11.7%	10.7%
- March 7, 2008 share allocation	11.0%	10.4%
Expected volatility*:
- November 15, 2006 share allocation	34.7%	26.4%
- November 15, 2007 share allocation (valuation date December 21, 2007)	46.3%	35.1%
- November 15, 2007 share allocation (valuation date April 21, 2008)	49.5%	41.7%
- March 7, 2008 share allocation	50.5%	54.5%
Expected dividend yield:
- November 15, 2006 share allocation	0.0%	0.0%
- November 15, 2007 share allocation (valuation date December 21, 2007)	0.0%	0.0%
- November 15, 2007 share allocation (valuation date April 21, 2008)	0.0%	0.0%
- March 7, 2008 share allocation	0.0%	0.0%
Vesting period (from grant date):
- November 15, 2006 share allocation	3 years	5 years
- November 15, 2007 share allocation	3 years	5 years
- March 7, 2008 share allocation	3 years	5 years
Share-based payments are measured at the fair value of the equity instruments at the date of the grant. The cost is expensed over the vesting period, based on the Group’s estimate of the options that are expected to eventually vest.
The performance criteria imposed for the performance shares by the Board and which must be satisfied before settlement of any performance shares are linked to the Company’s Total Shareholders Return (TSR) in comparison to the Philadelphia XAU index of international gold and precious metal mining companies (50%) and the JSE Gold Mining index (50%).
The following performance criteria was imposed per the Harmony (2006) Share Plan which must be satisfied before the settlement of any share appreciation rights:
•	that the Group’s headline earnings per share have grown since the allocation date by a minimum of CPIX plus 3%;

•	that the Group’s performance has since the allocation date been a satisfactory achievement in terms of the Company’s sustainability index.

*	The volatility is measured as an annualized standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.
36	Related parties
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had interest, direct or indirectly, in any transaction since July 1, 2005 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director of the Group. Refer note 34 for details on the directors remuneration.
ARM currently holds 16% of Harmony’s shares. Patrice Motsepe, Andre Wilkens and Frank Abbott are directors of ARM.
On February 27, 2008, the Group sold its Orkney assets to Pamodzi in exchange for shares, whereby it obtained an interest of 32.4% and Pamodzi became an associate (refer to note 20). Subsequent to this, Harmony provided goods and services to Pamodzi at cost plus an applicable margin as set out in the service level agreement. The balance of the uncollateralized loan at June 30, 2008 was US$13.2 million. The terms of the loan are being renegotiated, with payment expected within two years. Interest is charged at prime rate; however should an event of default occur the rate will be prime plus 2% from then.
The Group sold its 45% joint venture in Healthshare on the January 1, 2008 (refer to note 21).
37	Commitments and Contingencies

	US Dollar
Figures in million	2008	2007

Capital expenditure commitments

Contracts for capital expenditure	149	50
Authorized by the directors but not contracted for	221	267

Total capital commitments	370	317

This expenditure will be financed from existing resources and where appropriate, borrowings.

	US Dollar
Figures in million	2008	2007

Contingent liabilities
Guarantees and suretyships	2	3
Environmental guarantees	22	18

	24	21

On April 18, 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depository Receipts (“ADRs”). Harmony has retained legal counsel, who will advise Harmony on further developments in the U.S. It is currently too early in the proceedings to estimate if there will be a financial effect, or what the effect might be.

38	Third year balance sheet
As discussed in note 2.1, the Group adopted the requirements of IAS 23 (Revised) in the current year by retroactively adjusting prior year financial statements. The following represents the Group’s balance sheet as at July 1, 2005 — the beginning of the earliest comparative period — in accordance with the requirements on IAS 1 (Revised).

US Dollar
Figures in million	2005

Assets

Non-current assets
Property, plant and equipment (a)	3,385
Intangible assets	340
Restricted cash	8
Restricted investments	176
Investments in financial assets	448
Deferred tax	9

Total non-current assets	4,366

Current assets
Inventories	87
Trade and other receivables	96
Income and mining taxes	4
Cash and cash equivalents	265

Total current assets	452

Total assets	4,818

Equity and liabilities

Share capital and reserves
Share capital	3,700
Other reserves	135
Accumulated loss	(346)

Total equity	3,489

Non-current liabilities
Borrowings	363
Deferred tax (b)	339
Derivative financial instruments	58
Provision for environmental rehabilitation	126
Provisions for other liabilities and charges	15

Total non-current liabilities	901

Current liabilities
Trade and other payables	228
Borrowings	200

Total current liabilities	428

Total equity and liabilities	4,818

(a)	The opening balance of assets under construction (included in Property, Plant and Equipment) increased by US$5.8 million. The interest capitalized for 2005 amounted to US$3.4 million.

(b)	Deferred tax liability increased by US$1.7 million.
39	Subsequent events
Village Main Reef
On July 11, 2008, Harmony sold its 37.8% share in Village Main Reef Gold Mining Company (1934) Limited for R1.1 million to To The Point Investments. Z B Swanepoel, Harmony’s previous Chief Executive Officer, is a director and founder of To The Point Investments.

PNG Partnership agreement
On April 22, 2008 Morobe Consolidated Goldfields Limited and Wafi Mining Limited, subsidiaries of Harmony Gold (Australia) (Proprietary) Limited entered into a Master Purchase and Farm-in Agreement with Newcrest Mining Limited (“Newcrest”). This agreement provides for Newcrest to purchase a 30.01% Participating Interest (Stage 1) and a further buy-out of an additional 19.99% Participating Interest in Harmony’s PNG gold and copper assets.
On July 16, 2008 the conditions precedent were finalized, which included regulatory and statutory approvals by the PNG Government. Stage 1 Completion has now taken place with an effective date of July 31, 2008. Total consideration for Stage 1 completion of US$229 million was received during August 2008, of which US$50 million has been placed in a jointly controlled Escrow account. This amount was subsequently released to Harmony following the confirmation of the approval of an exploration license during September 2008 by the PNG Mining Authorities.
Sale of Mount Magnet
During fiscal 2008, Harmony entered into an agreement with Monarch Gold Mining Company (“Monarch”) for the sale of its Mount Magnet operations. However, subsequent to year-end, Harmony was advised that Monarch had placed itself in voluntary administration and, on August 1, 2008, the Administrator indicated that Monarch will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. Harmony received from Monarch a deposit of A$5 million of which A$2.5 million has been refunded and A$2.5 million has been recorded as revenue. Harmony has resumed management of the operation and also re-commenced the sale process. The assets are now under care and maintenance.
The price in the binding purchase agreement with Monarch, together with other competitive bids received at the time, was considered to be the best evidence of the fair value less cost to sell of the Mount Magnet operations at June 30, 2008. Due to the significant changes in economic circumstances that occurred after July 1, 2008, including the availability and cost of funding to a potential buyer, management obtained an external indicative valuation in October 2008 and updated their estimate of the fair value less costs to sell of the Mount Magnet operations. Based on these estimates, the fair value less costs to sell decreased by approximately US$18.3 million in the period subsequent to June 30, 2008. As a result, Harmony recognized additional impairments of its non-current assets held for sale in the September 2008 quarter.
Sale of Randfontein’s Cooke assets
During December 2007, Harmony announced that its wholly owned subsidiary, Randfontein Estates Limited (Randfontein) had entered into an agreement with Pamodzi Resources Fund 1 LLP (“PRF”), in terms of which certain of Randfontein’s uranium and gold assets would be sold into a company, Rand Uranium (Proprietary) Limited (“Rand Uranium”).
A revised purchase consideration of US$348 million has been agreed upon. We will receive US$209 million for the sale of the 60% portion of Rand Uranium to PRF, US$40 million of which is payable on the effective date (November 21, 2008), US$157 million, plus interest thereon at 5% per annum, on April 22, 2009 and the balance of the purchase consideration on completion of stage two. Stage two of the transaction relates to the old Randfontein assets and is expected to be finalized on or shortly after April 22, 2009.
PRF’s investors, affliates of First Reserve Corporation and AMCI Capital LP, have provided us with a guarantee in respect of the above amounts. In addition, PRF will pledge its shares in Rand Uranium to us as security for PRF’s obligation to pay the purchase consideration.
40	Segment report
The Group early adopted IFRS 8 — Operating Segments in the 2008 financial year, the standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting to the chief operating decision maker (“CODM”).
The Group has only one product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts managed by a single general manager and management team.
After applying the quantitative thresholds from the standard, the reportable segments were determined as:
Tshepong, Phakisa, Bambanani, Masimong, Target, Doornkop, Elandskraal, Evander operations, Virginia operations, Cooke operations (held for sale and discontinued) and Papua New Guinea. All other operating segments have been grouped together under other — underground or other — surface, under their classification as either continuing or discontinued.
The comparative segment reports have been restated for these changes.
When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the cash operating or loss. Therefore, cash operating profit has been disclosed in the segment report as the measure of profit or loss.
The CODM does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.
Segment assets consist of mining assets which can be attributed to the shaft or group of shafts. Items such as trade and other receivables and investments in financial assets are not allocated at a shaft or group of shafts’ level and therefore form part of the reconciliation to total assets.
A reconciliation of the segment totals to the Group financial statements has been included in note 41.

Segment report
For the year ended June 30, 2008

		Cash	Cash
		operating	operating	Mining	Capital
	Revenue	cost	profit	assets	expenditure	Ounces*	Tons milled*
	Figures in million (US Dollar)						t’000

Continuing operations

South Africa

Underground
Tshepong	223	125	98	404	27	273,119	1,649
Phakisa	4	2	2	312	40	4,212	34
Bambanani	128	102	26	98	15	158,985	912
Doornkop	35	31	4	273	48	44,143	494
Elandsrand	133	103	30	304	44	158,631	981
Target	69	51	18	275	35	85,006	686
Masimong	96	88	8	94	16	117,575	892
Evander operations	193	127	66	131	33	240,037	1,447
Virginia operations	204	180	24	107	20	250,324	2,349
Other operations	58	52	6	29	6	69,574	535

Surface
Other operations	126	57	69	19	19	148,921	9,524

Total South Africa	1,269	918	351	2,046	303	1,550,527	19,503

International

Papua New Guinea	—	—	—	580	197	—	—

Total international	—	—	—	580	197	—	—

Total continuing operations	1,269	918	351	2,626	500	1,550,527	19,503

Discontinued operations

Cooke operations	194	123	71	86	22	236,242	3,906
Other operations	115	107	8	66	20	162,007	2,014

Total discontinued operations	309	230	79	152	42	398,249	5,920

Total operations	1,578	1,148	430	2,778	542	1,948,776	25,423

Reconciliation of segment data to consolidated financial statements (refer note 41):

(309)	(230)	1,932

1,269	918	4,710

*	Production statistics are unaudited

Segment report
For the year ended June 30, 2007

		Cash	Cash
		operating	operating	Mining	Capital
	Revenue	cost	profit	assets	expenditure	Ounces*	Tons milled*
	Figures in million (US Dollar)						t’000

Continuing operations

South Africa

Underground
Tshepong	203	112	91	442	26	318,887	1,824
Phakisa	—	—	—	303	32	—	—
Bambanani	126	115	11	105	17	197,060	1,283
Doornkop	37	25	12	247	38	57,364	597
Elandsrand	124	103	21	299	33	194,710	1,117
Target	91	53	38	287	16	142,433	904
Masimong	95	82	13	79	15	147,958	1,074
Evander operations	151	113	38	143	28	235,443	1,667
Virginia operations	172	147	25	67	19	266,948	2,507
Other operations	65	51	14	28	6	104,507	770

Surface
Other operations	52	35	17	66	17	81,761	4,557

Total South Africa	1,116	836	280	2,066	247	1,747,071	16,300

International

Papua New Guinea	—	—	—	320	73	—	—

Total international	—	—	—	320	73	—	—

Total continuing operations	1,116	836	280	2,386	320	1,747,071	16,300

Discontinued operations

Cooke operations	154	118	36	72	19	243,219	2,327
Other operations	219	180	39	125	42	343,908	4,213

Total discontinued operations	373	298	75	197	61	587,127	6,540

Total operations	1,489	1,134	355	2,583	381	2,334,198	22,840

Reconciliation of segment data to consolidated financial statements (refer note 41):

(373)	(298)	2,577

1,116	836	5,160

*	Production statistics are unaudited

Segment report
For the year ended June 30, 2006

		Cash	Cash
		Operating	Operating	Mining	Capital
	Revenue	cost	profit	assets	expenditure	Ounces*	Tons milled*

	Figures in million (US Dollar)						t’000

Continuing operations

South Africa

Underground
Tshepong	180	111	69	430	21	335,289	1,786
Phakisa	—	—	—	264	23	—	—
Bambanani	106	101	5	107	14	200,739	1,402
Doornkop	23	24	(1)	203	26	43,593	515
Elandsrand	90	89	1	264	31	170,867	987
Target	81	52	29	280	10	150,196	813
Masimong	73	67	6	65	14	136,153	1,020
Evander operations	142	111	31	120	26	274,439	1,700
Virginia operations	146	135	11	51	14	276,285	2,368
Other operations	42	42	—	16	4	77,652	599

Surface
Other operations	54	46	8	48	7	104,738	3,445

Total South Africa	937	778	159	1,848	190	1,769,951	14,635

International

Papua New Guinea	—	—	—	213	15	—	—

Total international	—	—	—	213	15	—	—

Total continuing operation	937	778	159	2,061	205	1,769,951	14,635

Discontinued operations

Cooke operations	137	102	35	58	25	256,739	2,034
Other operations	190	156	34	157	35	360,235	4,151

Total discontinued operations	327	258	69	215	60	616,974	6,185

Total operations	1,264	1,036	228	2,276	265	2,386,925	20,820

Reconciliation of segment data to consolidated financial statements (refer note 41):
	(327)	(258)		2,419
	937	778		4,695

*	Production statistics are unaudited

41	Reconciliation of segment information to consolidated income statements and balance sheet:

	US Dollar

Figures in million	2008	2007	2006

The “reconciliation of segment data to consolidated financials” line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and the segment report.

Revenue from:
Discontinued operations	309	373	327

Production costs from:
Discontinued operations	230	298	258

	US Dollar

Figures in million	2008	2007	2006

Reconciliation of cash operating profit to consolidated loss before taxation and discontinued operations:
Total segment revenue	1,578	1,489	1,264
Total segment production costs	(1,148)	(1,134)	(1,036)

Cash operating profit	430	355	228
Less discontinued operations	(79)	(75)	(69)

	351	280	159
Cost of sales items other than production costs	(204)	(93)	(131)

Amortization and depreciation of mining properties, mine development cost and mine plant facilities	(106)	(102)	(129)
Amortization and depreciation of other than mining properties, mine development cost and mine plant facilities	(11)	(4)	(9)
Provision/(reversal of provision) for rehabilitation cost	(1)	6	3
Care and maintenance cost of restructured shafts	(10)	(8)	(22)
Employment termination and restructuring costs	(29)	—	12
Share-based payments	(6)	(6)	(15)
Impairment/(reversal of impairment) of assets	(40)	19	30
Provision for post retirement benefits	(1)	2	(1)

	147	187	28
Corporate, administration and other expenditure	(31)	(31)	(24)
Exploration expenditure	(28)	(27)	(11)
Other expenses/income	(15)	25	(97)

Operating profit	73	154	(104)
Loss from associate	(11)	(3)	(17)
Profit on sale of investment in associate	—	33	—
Impairment of investment in associate	(12)	—	—
Profit on sale of investment in subsidiary	—	—	2
Fair value of non-derivative financial instruments	5	15	14
Loss on sale of listed investments	(63)	(5)	45
Investment income	39	27	31
Finance cost	(70)	(65)	(62)

(Loss)/profit before taxation and discontinued operations	(39)	156	(91)

	US Dollar

Figures in million	2008	2007	2006

Reconciliation of total segment assets to consolidated assets includes the following:

Non-current assets

Property, plant and equipment not allocated to a segment	906	1,026	987
Intangible assets	283	328	316
Restricted cash	10	1	36
Restricted investments	188	195	184
Investment in financial assets	9	8	137
Investments in associates	19	1	266
Deferred tax asset	190	216	194
Trade and other receivables	18	8	8

Current assets

Inventories	89	105	93
Investment in financial assets	—	353	—
Trade and other receivables	112	130	103
Income and mining taxes	11	9	4
Restricted cash	—	39	—
Cash and cash equivalents	53	101	91
Non-current assets classified as held-for-sale excluding mining assets	44	57	—

	1,932	2,577	2,419