Form 20-F/A
HARMONY GOLD MINING CO LTD
filed 2009-07-27
CIK 1023514

As filed with the Securities and Exchange Commission on July 27, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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
YES ☑ NO ☐

Explanatory Note
This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008 originally filed with the Securities and Exchange Commission on October 29, 2008 (the “2008 20-F”), is being filed for the purposes of supplementing or amending the following sections from the 2008 20-F:
Item 18. Financial Statements
The financial statements have been amended to include the following supplemental financial statement schedule in the form attached as Schedule I beginning on page S-2. The financial statement schedule includes a reconciliation of the Group’s:
•	Loss reported under U.S. GAAP to its profit/(loss) under IFRS for the fiscal years ended June 30, 2007 and 2006, respectively; and

•	Shareholders’ equity reported under U.S. GAAP to its shareholders’ equity under IFRS as of June 30, 2007.
The supplemental financial statement schedule is accompanied by a report by the independent registered public accounting firm, PricewaterhouseCoopers Inc. See page S-1.
Item 19. Exhibits
Item 19 has been updated to include the certifications of the Chief Executive Officer and the Chief Financial Officer in connection with this Amendment.
*******
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the 2008 20-F or reflect any events that have occurred after the 2008 20-F was originally filed.

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

Item 19. EXHIBITS
1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.1	Notice to shareholders dated September 25, 2007 in respect of the Annual General Meeting held on November 26, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.3	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.4	Form of ADR (included in Exhibit 2.3).

2.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.6	Form of Global Bond (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.7	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2	Harmony 2006 Share Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.3	Sale of Shares Agreement amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.4	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.5	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.6	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.7	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).
4.8	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.9	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.10	Right of Pre-emption and Deed of Adherence between Nedbank Limited, Harmony, African Rainbow Minerals & Exploration Investments (Proprietary) Limited and ARMgold Harmony Joint Investment Company (Proprietary) Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.11	Agreement of Assignment between African Rainbow Minerals & Exploration Investments (Proprietary) Limited, Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and The Trustees of The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.12	Harmony Option Agreement between Harmony and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.13	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.14	Term Loan Agreement with Rand Merchant Bank dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.15	Pledge Agreement in favor of FirstRand Bank Limited (acting through its Rand Merchant Bank division) dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.16	Senior Facility Agreement among Nedbank Limited and Harmony Gold Mining Company Limited and the Guarantors named therein dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.17	Cessation and Pledge in Security by African Rainbow Minerals Gold Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.18	Cessation and Pledge in Security by Harmony Gold Mining Company Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.19	Preference Share Subscription Agreement dated March 20, 2007 by and among FirstRand Bank Limited (RMB), Harmony and the subsidiaries named therein (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.20	Senior Bridge Loan Facility with RMB dated June 29, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.21	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.22	Sale Agreement with Randfontein Estates Limited, Clidet No. 726 (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.23	Shareholders Agreement between ARMGold/Harmony Joint Investment Company (Proprietary) Limited, Clidet No. 770 (Proprietary) Limited and Clidet No. 726 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.24	Sale of Shares and Claim Agreement with Randfontein Estates Limited, ARMGold/Harmony Joint Investment Company (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.25	Deed of Extinguishment of Royalty (Hidden Valley Project) dated May June 11, 2008 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.26	Senior Facility Agreement with Nedbank Limited dated September 28, 2007 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.27	Master Lease Facility Agreement between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) dated June 14, 2007 (incorporated by reference to Harmony's Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meets all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs

Graham Briggs
Chief Executive Officer
Date: July 27, 2009

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

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited:
Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated October 27, 2008 appearing elsewhere in this Annual Report on Form 20-F/A also included an audit of the financial statement schedule listed in Item 18 of this Annual Report on Form 20-F/A. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
PricewaterhouseCoopers Inc
Johannesburg, Republic of South Africa
May 26, 2009

FINANCIAL STATEMENT SCHEDULE I
The consolidated financial statements of Harmony Gold Mining Company Limited and its subsidiaries (collectively “Harmony” or “the Group”) included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The principal differences between IFRS as issued by the IASB and U.S. GAAP that affect consolidated net (loss)/profit for the years ended June 30, 2007 and 2006, and total shareholders’ equity as at June 30, 2007, are presented below.

		U.S. Dollar
		Year ending 30 June,
Figures in million	Notes	2007	2006

Net loss under U.S. GAAP		(295)	(156)

Reconciling items		346	65
Borrowings	d	(10)	(10)
Impairment of listed investment	e	51	—
Impairment of property, plant and equipment	f	11	40
Provision for environmental rehabilitation	g	(11)	(6)
Transfer of ARM shares to the ARM Trust	h	300	63
Other items	i	1	1
Tax		4	(23)

Net profit/(loss) under IFRS		51	(91)

		U.S. Dollar
		As at 30 June,
Figures in million	Notes	2007

Equity under U.S. GAAP		3,062

Reconciling items		304
Business combinations — goodwill	a	(14)
Business combinations — purchase price	b	300
Business combinations — acquisition of minorities	c	(53)
Borrowings	d	17
Impairment of property, plant and equipment	f	52
Provision for environmental rehabilitation	g	(27)
Other items	i	9
Tax		20

Equity under IFRS		3,366

Notes to Schedule 1:
a) Business combinations — goodwill
Under IFRS, prior to 2004, goodwill was amortized using the straight line method over the estimated life of the underlying asset. Under U.S. GAAP, goodwill is not subject to amortization. Instead, the Group evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. From July 1, 2004, treatment under IFRS and U.S. GAAP is consistent.
b) Business combinations — purchase price
Under IFRS, equity securities issued as consideration for the acquisitions of Evander Gold Mines Limited, African Rainbow Minerals Gold Limited and Avgold Limited were valued on the date they were issued. Under U.S. GAAP, equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced. The difference in valuation of purchase consideration resulted in a different allocation to acquired property, plant and equipment and therefore also impacts depreciation expense between IFRS and U.S. GAAP.
c) Business combinations — acquisition of minorities
The acquisition of Abelle was effected through successive share purchases. In particular, the Group controlled Abelle at the dates of the acquisition of additional shares during the years ended June 30, 2003 and 2004. Under IFRS, the Group’s policy is to record no fair value adjustment to the identifiable net assets acquired and to account for the excess purchase price over the carrying value of the minority interests in equity. Under U.S. GAAP, mining assets were recorded at their fair value for the additional interest acquired. Since the related mineral rights related to exploration and development-stage interests, there has been no impact on depreciation expense.
d) Borrowings
Under IFRS, the international unsecured fixed rate convertible bond totaling $251.9 million is split between a debt component and an equity component. Under U.S. GAAP the entire loan is classified as debt. As a result of the higher liability recorded, interest expense is higher under U.S. GAAP.
e) Impairment of listed investment
Under IFRS, a financial asset is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that this loss event has an impact on the estimated future cash flows of the financial asset. As of June 30, 2007, the Group’s investment in Gold Fields Limited (“Gold Fields”) were not considered impaired due to the absence of a loss event as required by IFRS, particularly since the decline in share price was not considered significant due to similarities with previous occasions where declines and subsequent improvements occurred. However, since the shares were sold subsequent to year-end, but before the issuance of the U.S. GAAP financial statements, an impairment charge was recorded under U.S. GAAP. The unrealized loss recorded as a separate component of shareholders’ equity under IFRS at June 30, 2007 was reclassified to the consolidated income statement during the year ended June 30, 2008, as part of realized loss on sale, and therefore has no continuing impact.
f) Impairment of property, plant and equipment
Under IFRS, impairment of long-lived assets, such as property, plant and equipment, is assessed based upon discounted cash flows. If impairment is indicated, assets are written down to higher of their fair value less costs to sell and value in use, also based on discounted cash flows. Under U.S. GAAP, impairment of long-lived assets is first assessed based upon undiscounted cash flows for assets to be held and used. Only if undiscounted cash flows are less than carrying amount, is an impairment loss recognized and measured based on the fair value of such assets (discounted cash flows). In addition, reversal of impairment losses is required under IFRS in certain circumstances, except for goodwill, but prohibited under U.S. GAAP. The difference relating to the impairment of property, plant and equipment in the financial statement schedule relates primarily to the reversal of impairment charges that were recorded under IFRS, but not under U.S. GAAP.
g) Provision for environmental rehabilitation
(i) Revisions to the asset retirement obligation
Subsequent to initial recognition, asset retirement obligations are adjusted for changes in estimated cash flows, and accreted, based on current market-based discount rates under IFRS. Under U.S. GAAP, the Group recognized changes in asset retirement obligations due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change was the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. In addition, under U.S. GAAP, upward revisions in the estimated cash flows were discounted by using a current credit-adjusted, risk-free rate, and downward revisions were discounted by using the credit-adjusted, risk-free rate that existed when the original liability was recognized.
(ii) Amortization of rehabilitation asset
The rehabilitation assets carrying value under IFRS is different to that under U.S. GAAP, mainly as a result of the unique transition provisions under SFAS No. 143 and revisions to the asset retirement obligation described above, which results in a different amortization charge.
h) Transfer of ARM shares to the ARM Trust
Although the transfer of the ARM shares to the ARM Trust was not recognized as a sale under either IFRS or U.S. GAAP, the Group designated the investment in ARM at fair value through profit and loss under IFRS. This had the impact of effectively offsetting gains from an increase in value of the shares against the financial liability arising from the fact that the upside on such shares legally belonged to the beneficiaries of the ARM Trust. U.S. GAAP did not, at the time, permit the designation of a financial asset at fair value through profit or loss and the Group therefore continued to account for the investment as “available-for sale” with gains and losses arising from changes in the fair value of the shares excluded from earnings and included as a separate component of stockholders’ equity. In turn, under U.S. GAAP only, the Group recorded a derivative financial liability in respect of the increase in fair value of the shares through profit and loss to reflect the fact that the upside on appreciation of the ARM shares legally belonged to the intended beneficiaries of the ARM Trust. The adjustment has no impact on shareholders’ equity.
i) Other reconciling items
There are a number of other miscellaneous adjustments that are required to reconcile the U.S. GAAP net profit / loss and equity to IFRS which individually are not significant and therefore have been presented in aggregate.
* * *

S-4