Form 20-F
period 2009-06-30
HARMONY GOLD MINING CO LTD
filed 2009-10-26
CIK 1023514

As filed with the Securities and Exchange Commission on October 26, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from       to
Commission file number: 001 - 31545
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
425,986,836 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
YES ☑   NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
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

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT
     Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Annual Report on Form 20-F, or this annual report, unless the context otherwise requires, the term “Harmony” refers to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.
     In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “U.S.$” and “U.S. dollars” are to United States dollars.
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
PRESENTATION OF FINANCIAL INFORMATION
     We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into U.S. dollars) were prepared and filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these rules, we include in this annual report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, translated into U.S. dollars. All financial information, except as otherwise noted, are stated in accordance with IFRS as issued by the IASB.
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
     We have included the U.S. dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated (i) balance sheet items at the noon buying rate of the Federal Reserve Bank of New York on the last business day of the period (R7.72 per U.S.$1.00 as at June 30, 2009 and R7.80 per U.S.$1.00 as at June 30, 2008), (ii) acquisitions, disposals and specific items included within equity at the rate prevailing at the date the transaction was entered into and (iii) income statement items at the average rate for the year (R9.00 per U.S.$1.00 for fiscal 2009, R7.26 per U.S.$1.00 for fiscal 2008 and R7.20 per U.S.$1.00 for fiscal 2007). Capital expenditures for fiscal 2010 have been translated at the rates used for balance sheet items. By including these U.S. dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the U.S. dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.

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
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
     We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS as issued by the IASB. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into U.S. dollars) were prepared and filed with the SEC in accordance with U.S. GAAP. On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As per these new rules, we include in this annual report our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, translated into U.S. dollars.
     The selected historical consolidated financial data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS as issued by the IASB, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS as issued by the IASB, including our audited consolidated financial statements as of June 30, 2009 and 2008 and for each of the years in the three years ended June 30, 2009 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2007, 2006 and 2005, and for each of the years in the two years ended June 30, 2006, has been extracted from our audited consolidated financial statements not included in this annual report as adjusted for discontinued operations and the accounting changes described below.
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
     During fiscal 2008, we classified the assets and liabilities of the Cooke operation as held-for-sale and also classified the results of this operation as discontinued operations for all periods presented below in the selected historical financial data. Discontinued operations also include the results of the Orkney and Australia’s South Kalgoorlie operations that were classified as held-for-sale and discontinued operations during fiscal 2007. These reclassifications were done in terms of IFRS 5 — Non-Current Assets held for sale and Discontinued Operations. In 2007, Australia’s Mount Magnet operations were first classified as held-for-sale and discontinued operations when Harmony signed a letter of intent for the sale of its Mount Magnet operations with Monarch Gold Mining Company (“Monarch”). However, in July 2008, Harmony was advised that Monarch had placed itself in voluntary administration, and in August 2008, the Administrator indicated that Monarch would not proceed with the purchase and consequently the purchase agreement was terminated. Harmony resumed management of the operation and recommenced the sale process early in fiscal 2009. However, during the fourth quarter of 2009, it was decided that further drilling at the Mount Magnet operation would enhance the selling potential of the operation and, as a result, the operation no longer met the requirements to be classified as held-for-sale in terms of IFRS 5. The comparative periods presented for the income statement in this annual report have been re-presented for this change. See note 15 of the consolidated financial statements and Item 4. “Information of the Company — Business — International

Operations”, “Information of the Company — Business — Orkney Operations,” Item 4. ”Information of the Company — Business — Cooke Operations”.

	Fiscal year ended June 30,
	2009	2008	2007	2006	2005
	($ in millions, except per share amounts)
Income Statement Data
Revenue	1,277	1,325	1,202	1,017	1,030
Operating profit/(loss)	214	103	82	(98)	(409)
Profit/(loss) from associates	1	(11)	(3)	(17)	—
Profit/(loss) from continuing operations before taxation	216	(10)	83	(85)	(607)
Taxation	(23)	(68)	(50)	(22)	94
Profit/(loss) from continuing operations	193	(78)	33	(107)	(513)
Profit from discontinued operations	118	48	18	16	13
Net profit/(loss)	311	(30)	51	(91)	(500)
Basic earnings/(loss) per share from continuing operations ($)	0.47	(0.20)	0.08	(0.27)	(1.42)
Diluted earnings/(loss) per share from continuing operations ($)	0.46	(0.20)	0.08	(0.27)	(1.42)
Basic earnings/(loss) per share ($)	0.75	(0.08)	0.12	(0.23)	(1.38)
Diluted earnings/(loss) per share ($)	0.74	(0.08)	0.12	(0.23)	(1.38)
Weighted average number of shares used in the computation of basic earnings/(loss) per share	414,120,732	400,750,167	397,910,797	393,727,012	361,816,512
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	415,962,899	402,894,248	402,382,011	393,727,012	361,817,512
Dividends per share	—	—	—	—	0.05

Other Financial Data
Cash cost per ounce of gold from continuing operations ($/oz) (1)	583	598	487	444	378
Total cash cost per ounce of gold ($/oz) (1)	586	602	577	443	380

Balance Sheet Data
Assets
Property, plant and equipment	3,614	3,531	3,484	3,263	3,385
Assets of disposal groups classified as held-for-sale	—	197	182	—	—
Other assets	1,311	982	1,494	1,432	1,433
Total assets	4,925	4,710	5,160	4,695	4,818
Equity and liabilities
Total equity	3,824	3,172	3,366	3,249	3,489
Borrowings (current and non-current)	47	525	653	500	563
Other liabilities	1,054	1,013	1,141	946	766
Total equity and liabilities	4,925	4,710	5,160	4,695	4,818

(1)	Total cash costs and total cash costs per ounce are non-GAAP measures. Previously, we calculated cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold. During fiscal 2009, we changed the calculation, using gold produced as the denominator and therefore excluded the effect of the movement in the gold inventory from the cash cost amount. We believe that this change provides a better indication of the cash generating capabilities of our operations and also allows for a better comparison with other companies. The cash costs and cash cost per ounce have been re-presented for all periods presented. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and was revised in November 1999. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination costs are included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Total cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Because total cash costs and total cash costs per ounce are non-GAAP measures, they should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS as issued by the IASB. While the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of the mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies. For further information, See Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of non-GAAP measures”.
EXCHANGE RATES
     Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (R7.72 per U.S.$1.00 as at June 30, 2009), except for acquisitions, disposals and specific items included within equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts that are translated from Rand to U.S. dollars at the average exchange rate for the period (R9.00 per U.S.$1.00 for fiscal 2009).
     As of October 19, 2009, the noon buying rate of the Federal Reserve Bank of New York per U.S.$1.00 was R7.33.
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

Fiscal Year Ended
June 30,	Average(1)	Period End
2005	6.18	6.67
2006	6.36	7.17
2007	7.20	7.04
2008	7.26	7.80
2009	9.00	7.72

Month of	High	Low
May 2009	8.71	7.93
June 2009	8.21	7.72
July 2009	8.26	7.65
August 2009	8.15	7.72
September 2009	7.87	7.32
October 2009 (through October 19, 2009)	7.70	7.26

(1)	The average of the noon buying rates provided by the Federal Reserve Bank of New York on the last day of each full month during the relevant period
     Fluctuations in the exchange rate between Rand and the U.S. dollar will affect the dollar equivalent of the price of ordinary shares on the Johannesburg Stock Exchange, which may affect the market price of the American Depositary Shares (“ADSs”) on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends on ordinary shares paid in Rand.

CAPITALIZATION AND INDEBTEDNESS
     Not applicable.
REASONS FOR THE OFFER AND USE OF PROCEEDS
     Not applicable.
RISK FACTORS
     In addition to the other information included in this annual report and the exhibits, you should also carefully consider the following factors related to our ordinary shares and ADSs. There may be additional risks that we do not currently know of or that we currently deem immaterial based on information currently available to us. Although Harmony has a formal risk policy framework in place, the maintenance and development of which is undertaken on an ongoing basis so as to help management address systematic categories of risk associated with its business operations, any of these risks could have a material adverse effect on our business, financial condition or results of operations, leading to a decline in the trading price of our ordinary shares or our ADSs. The risks described below may, in retrospect, turn out to be incomplete and therefore may not be the only risks to which we are exposed. Additional risks and uncertainties not presently known to us or that we now believe are immaterial (and have therefore not been included), could also adversely affect our businesses, results of operations or financial condition. The order of presentation of the risk factors below does not indicate the likelihood of their occurrence or the magnitude or the significance of the individual risks. The risks described below could occur individually or cumulatively and intensify in case of a cumulative occurrence.
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

     The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten calendar years:

	Price per ounce
	High	Low	Average
Calendar Year	($)	($)	($)
1999	326	253	279
2000	313	264	282
2001	293	256	271
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005	476	411	434
2006	725	525	604
2007	841	608	695
2008	1,011	713	872
2009 (through October 19, 2009)	1,059	810	938
     On October 19, 2009, the afternoon fixing price of gold on the London Bullion Market was U.S.$1,050.50 per ounce.
     While the aggregate effect of these factors is impossible for us to predict, if gold prices should fall below our cash cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. Our cash cost per ounce of gold produced from continuing operations was U.S.$583 in fiscal 2009, U.S.$598 in fiscal 2008 and U.S.$487 in fiscal 2007.
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
     The ore reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold which we believe can be mined, processed and sold at prices sufficient to recover our estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Our ore reserves are estimated based upon a number of assumptions, and are stated in accordance with SEC Industry Guide 7. Our ore reserve estimates are calculated based on estimates of:
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
     Since these ore reserves are estimates based on assumptions related to the factors detailed above, should there be changes to these, we may in the future need to revise these estimates. In particular, if our cash operating and production costs increase or do not decrease as assumed (whether in dollar, Rand, or other non-U.S. currencies terms, or in relative terms due to appreciation of the Rand and other non-U.S. currencies against the U.S. dollar) or the gold price decreases, the recovery of a portion of our ore reserves may become uneconomical. This will, in turn, lead us to reduce our estimated reserves.
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
Actual cash costs of exploration, production and economic returns may differ significantly from those anticipated by our feasibility studies for new development projects.
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

     We currently maintain a range of focused exploration programs, concentrating on areas not too distant from our operational mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal years 2009 and 2008, the bulk of exploration expenditure was allocated to activities in South Africa and Papua New Guinea (“PNG”). However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.
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
     Each of our mining operations is dependent on electrical power generated by the state utility Eskom, which holds a monopoly on the South African market. As a result of an increase in demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. During fiscal 2008, the electricity supply was interrupted by Eskom thereby halting production at certain of our mines. This led to management restructuring operating processes to control and reduce our consumption of electricity at all our operations. There have been no further disruptions and we have been able to continue production at 90% electricity allocation as required by the Energy Conservation Scheme (“ECS”) and interim rules imposed by Eskom. All operations were allocated an ECS allocation in line with the Eskom allocation and equipment and management structures were put in place to monitor and manage real-time consumption. Applications submitted to Eskom for additional energy allocation to the four future growth projects were approved, enabling us to proceed with the projects and to ramp-up to full capacity utilising Eskom power. We also submitted applications for additional power allocation for four future projects in the Free State, which were also approved by Eskom. Nevertheless, an insufficient supply of electricity may adversely affect our results of operations and financial condition.
     As a result of Eskom’s planned capital expansion program to deal with the current power constraints, several increases in rates charged to consumers have been approved by the National Energy Regulator South Africa (“NERSA”) in the past 18 months. More increases are anticipated in the future, which will also be driven by increases in input costs, primarily coal. These increases will have a negative impact on our results of operations going forward.
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
     As of June 30, 2009, we have substantial amounts of property, plant and equipment, goodwill and other assets on our consolidated balance sheets. We have recorded impairment charges relating to these assets and, if any one or a combination of the uncertainties described above occur, management may be required to recognize further impairment charges, which could adversely affect our financial results and condition.
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
     The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:
•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	pillar mining;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.
     Hazards associated with open cast mining (also known as open-pit mining) include:
•	flooding of the open-pit;

•	collapse of the open-pit walls;

•	accidents associated with the operation of large open-pits and rock transportation equipment; and

•	accidents associated with the preparation and ignition of large-scale open-pit blasting operations.
     Hazards associated with waste-rock mining include:
•	accidents associated with operating a waste dump and rock transportation; and

•	production disruptions caused by weather.
     We are at risk of experiencing any or all of these environmental or other industrial hazards. The occurrence of any of these hazards could delay production, increase cash costs and result in our financial liability.

The nature of our mining operations presents safety and security risks.
     The environmental and industrial risks identified above also present safety risks for our operations and our employees and can lead to the suspension and potential closure of operations for indeterminate periods. For example, in October 2007, an incident occurred at the Elandsrand operation involving a compressed pipe column which broke off below the shaft surface bank and fell to the bottom of the men-and-material shaft, causing extensive damage to the shaft steel work and electrical cables. The incident resulted in 3,000 workers being underground for more than 30 hours. Mining operations were temporarily suspended for 42 days to allow for repairs to be undertaken at the shaft. These and other safety risks, even in situations where no injuries occur, can have a material adverse effect on our operations and production. In addition, security issues need to be continually addressed, including the problem of criminal mining.
     These and other safety and security risks, even in situations where no injuries occur, can have a material adverse effect on our operations and production. See Item 4. “Health and Safety Matters”.
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
     Our operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before it decreased significantly to 6.9% at the end of fiscal 2009. This decrease was due to inflation targeting by the South African Reserve Bank (“SARB”), a task that it will continue in fiscal 2010. However, working costs and wages especially, have increased considerably over the past three years resulting in significant cost pressures for the mining industry. Our profits and financial condition could also be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold.
The socio-economic framework in the regions in which we operate may have an adverse effect on our operations and profits.
     We have operations in South Africa and PNG. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect our operations and profits. It is difficult to predict the future political, social and economic direction in these countries, or any other country in which we operate, and the impact government decisions may have on our business.
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
Our financial flexibility could be materially constrained by exchange control regulations as imposed by the SARB.
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
     We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue to operate our business. The need to recruit, develop and retain skilled employees is particularly critical with respect to Historically Disadvantaged South Africans (“HDSAs”), women in mining in South Africa and the recruitment and training of local landowners in PNG. The global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans has been exacerbated in the current environment of increased mining activity across the globe. There can be no assurance that we will attract and retain skilled and experienced employees and, should we lose any of our key personnel, our business may be harmed and our results of operations and financial condition could be adversely affected. See Item 6. “ Employees”
Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.
     Despite a history of positive and constructive engagement with labor unions, there are periods during which the various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of having production stoppages for indefinite periods due to strikes and other disputes. Significant labor disruptions have affected our operations and financial condition before and we are not able to predict whether or not we will experience significant labor disputes in the future.
     South African employment law sets out minimum terms and conditions of employment for employees. Though these minimum terms and conditions may be improved by agreements between us and the trade unions, the prescribed minimum terms and conditions form the benchmark for all employment contracts. See Item 6. “Employees”
     We are required to submit a report in terms of South African employment law detailing the progress made towards achieving employment equity in the workplace. In the event this report is not submitted, we could incur substantial penalties.
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
     In addition, we may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on our business, operational results and financial condition. See Item 6. “Directors, Senior Management and Employee s — Employees.”
HIV & AIDS poses risks to us in terms of productivity and costs.
     The incidence of HIV & AIDS in South Africa and PNG, which is forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If a significant increase in the incidence of HIV & AIDS infection and HIV & AIDS-related diseases among the workforce over the next several years occurs, this may have an adverse impact on our operations, projects and financial condition. See Item 4. “ Regulation — Health and Safety Matters.”
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
     The Occupational Diseases in Mines and Works Act 78 of 1973 (the “Occupational Diseases Act”), governs the payment of compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are available to our employees from our existing healthcare facilities in South Africa. There is a risk that the cost of providing such services could increase in future depending on changes in the nature of underlying legislation and the profile of our employees. This increased cost, should it transpire, is currently indeterminate. We have embarked on a number of initiatives focused on improving the quality of life of our workforce, although there can be no guarantee that such initiatives will not be adversely affected by increased costs.
Laws governing mineral rights affect our business.
     We are governed by the South African Mineral and Petroleum Resources Development Act 2002 (“MPRDA”). See Item 4. “Regulation — South Africa” for a description of the principal objectives set out in the MPRDA.
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
     The MPRDA also makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008). The Act provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. It is estimated that the formula could translate to a royalty rate of more than 2% of gross sales in terms of current pricing assumptions. The royalty is to become effective on March 1, 2010. The introduction of the Mining and Petroleum Royalty Act will have an adverse impact on the profits generated by our operations in South Africa.
     Once production in PNG is commenced, our PNG mining operations will be subject to royalty payments to the government of PNG. Should we desire to expand any of our initiatives in PNG operations into additional areas under exploration, these operations would need to convert the existing exploration licenses prior to the start of mining, and that process could require landowner title approval. There can be no assurance that any approval would be received. Please also see Item 4. “Regulation” for further information.
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
     Pursuant to these regulations, upon the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization, we will remain liable for compliance with the provisions of the various relevant regulations, including any rehabilitation obligations. This liability will continue until such time as the appropriate authorities certify that we have complied with such provisions.
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
     Our PNG operations are also subject to various laws and regulations relating to the protection of the environment, which are similar in scope to those of South Africa. See Item 4. “Regulation — Environmental Matters”.
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
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions we may complete. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15. “Disclosure Controls and Procedures” for management assessment as of June 30, 2009. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.
Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.
The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares, ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings of additional ADS rights, letters of allocation or similar securities at any time or from time to time in the future.

Because we have a significant number of outstanding share options, our ordinary shares are subject to dilution.
     We have employee share option schemes as well as other share schemes. The employee share option schemes came into effect in 1994, 2001, 2003 and 2006. Our Board has authorized up to 14% of the issued share capital to be used for these plans. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the future exercises of the options, through share schemes.
We may not pay dividends or make similar payments to our shareholders in the future.
     We pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and our capital expenditures and other cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act and our Articles of Association. Cash dividends or other similar payments may not be paid in the future.
     In February 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in phases to be completed by the end of the 2010 calendar year. Although this may reduce the tax payable by our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by shareholders.

Item 4. INFORMATION ON THE COMPANY
BUSINESS
History and Development
     We conduct underground and surface gold mining and related activities, including exploration, processing and smelting. We are currently the third largest producer of gold in South Africa, producing approximately 23% of the country’s annual gold output, and we ranked among the top 10 gold producers in the world, with operations and projects in South Africa and PNG. Our gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 1.5 million ounces of gold in fiscal 2009. As at June 30, 2009, our mining operations reported total proven and probable reserves of 48.2 million ounces, primarily from South African sources. In fiscal 2009, we processed approximately 21.1 million tons of ore.
     In fiscal 2009, all of our total gold production took place in South Africa. In fiscal 2009, approximately 93% of our South African gold came from underground mines, and approximately 7% came from our surface operations (which include the Kalgold opencast operation and the Phoenix operation). For more detailed information about our activities, See Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, See Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum and Articles of Association”.
     The majority of our exploration and evaluation done during fiscal 2009 has been focused on PNG. Our PNG exploration and evaluation opportunities are handled through the international office in Brisbane, Australia. Exploration in South Africa focused on the Evander South project, Joel and Tshepong.
     We were incorporated and registered as a public company in South Africa on August 25, 1950 (under registration number 1950/038232/06). We poured our first gold on September 11, 1954. In the early 1970’s, we merged with the Anglovaal mines, Merriespruit and Virginia, forming Harmony Gold Mining Company Limited. We then expanded from a single lease-bound mining operation into an independent, world-class gold producer. We acquired additional mineral rights in the Free State, Mpumalanga, Gauteng and North West provinces in South Africa when we acquired Lydex in 1997, Evander in 1998, Kalgold in 1999, Randfontein in 2000, ARMgold in 2003 and Avgold in 2004. In building our Australian portfolio, we acquired Hill 50 and New Hampton in Western Australia in 2001 and 2002, respectively, and started our exploration portfolio in PNG with projects in the Morobe province originally through our acquisition of Abelle in 2003. During fiscal 2009 and 2008, we disposed of several operations in South Africa and Australia, as well as 50% of our interest in gold and copper assets in PNG. See Item 4. “Disposals”.
     Our principal executive offices are located at Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa and the telephone number at this location is +27-11-411-2000.
South African Operations
     In South Africa, we operate a total of 10 underground operations, one open cast mine, and eight processing plants which are located in all of the currently known goldfields in the Witwatersrand basin of South Africa as well as the Green Stone belt. These operations produced approximately 1.5 million ounces in fiscal 2009, and South Africa represented approximately 96% (or 46.1 million ounces) of our total proven and probable reserves. The deep level gold are located in four provinces in this basin, being the Free State province, Mpumalanga, the West Rand Goldfields in Gauteng province and the North West province. Surface operations are located in all these provinces as well.
     Ore from the shafts and surface material are treated at eight metallurgical plants in South Africa, located near the operations (four in the Free State province, one in the North West province, one in Mpumalanga and two in Gauteng). There are two plants on care and maintenance which can be restarted if additional processing capacity is required (Joel and St. Helena plants in the Free State province).
     As part of our “Back-to-Basics” strategy, which we embarked on in August 2007, management reassessed and restructured the manner in which operations are managed and evaluated. Each operation, consisting anywhere from a single shaft to a group of shafts, is managed by a team headed up by a general manager. See Item 4. “Operational Strategy: Back-to-Basics” and “Harmony’s Management Structure”.

     Operations are classified as “Underground” or “Surface” with the reportable segments in South Africa being as follows:
•	Tshepong, Phakisa, Bambanani, Doornkop, Elandsrand, Target, Evander, Masimong, Virginia (the Cooke operations were considered to be a reportable segment in fiscal 2008 and have been disclosed under discontinued operations for all periods presented); and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” or “Other — Surface”. Other includes Joel, Kalgold and Phoenix.
International Operations
     Our interests internationally are currently mainly located in PNG and represent 4% (or 2.1 million ounces) of our total proven and probable reserves.
     Our interests in Australia now consist solely of one site located at Mount Magnet in Western Australia. This site has been closed down and the plant has been put on care and maintenance since December 2007. The South Kalgoorlie operational assets and tenements, which we previously owned and which were also located in Western Australia, were sold to Dioro Exploration NL (“Dioro”) on November 30, 2007. Ore from the underground and surface material were treated at the two metallurgical plants in Australia (one at Mount Magnet and, prior to it being sold, at South Kalgoorlie).
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
     During fiscal 2008, we entered into an agreement with Monarch for the sale of our Mount Magnet operation and classified the operations as held-for-sale. However, during July 2008, we were advised that Monarch had placed itself in voluntary administration and, on August 1, 2008, the Administrator indicated that Monarch will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. We have since resumed management of the Mount Magnet operation. The sales process was resumed but due to various factors could not be finalised by the end of fiscal 2009. We have started an intensive drilling program at Mount Magnet and may thus be able to carry out feasibility studies or we may re-embark on a sale process. Accordingly, we have reclassified the Mount Magnet operation to continuing operations.
     In PNG, we, through our wholly-owned PNG-based subsidiaries, Morobe Consolidated Goldfields Limited (“Morobe”) and Wafi Mining Limited (“Wafi”), own development and exploration prospects in the Morobe Province. In August 2008, Newcrest Mining Limited (“Newcrest”) acquired a 30.01% interest in our PNG assets and tenements through the Morobe Mining Joint Venture. By the end of fiscal 2009, Newcrest had earned an additional 19.99% in terms of the farm-in agreement, resulting in Newcrest and us each owning a 50% interest in the joint venture. Through the joint venture, we continued with the process of building the Hidden Valley mine, with partial commissioning of the plant completed by the end of fiscal 2009. The commissioning of the full plant and achieving commercial levels of production is scheduled and planned for the December 2009 quarter. Following the end of fiscal 2009, we announced that we had acquired new exploration projects, the Amanab and the Mount Hagen Projects. See Item 8. “Recent Developments”.
Strategy
     During fiscal 2008, we set ourselves several objectives to achieve financial stability as part of our Back-to Basics strategy. One of those objectives was to be net debt-free (where positive cash balances exceed debt balances), which we achieved in fiscal 2009 after concluding two major asset disposal transactions and paying off our major debt. We still retained a cash balance of R2 billion (U.S.$253 million) by year end. As a result, we have a healthy balance sheet and are geared to make further investments in our organic growth projects as well as any suitable acquisitions.

     In August 2007, we embarked on a three-phase, three-component strategy to guide us through 2012:
•	Stabilization Phase — this phase extended over a five-month period and included the focused implementation of the first component of the strategy, called “Back-to-Basics”. Back-to-Basics, which continued until the end of fiscal 2009, has now become a guiding philosophy for the overall strategy.

•	Recovery Phase — the second component of the strategy, which focuses on Recovery/Organic Growth, began in fiscal 2008 and will extend into the third phase.

•	Growth Phase — the third and final Organic/Acquisition component will be initiated as the Recovery/Organic Growth component of the strategy delivers results, and will extend through 2012.
Back-to-Basics
     The initial Back-to-Basics component of our strategy, designed to stabilize and kick-start recovery, comprised four primary objectives:
•	Disciplined mining

•	Cost control

•	Ore reserve management

•	Efficiency
     Key drivers of these objectives and their primary characteristics were:
•	Safety
•	The commitment to zero harm initiated at top management, filtering to every level through a deliberate and programmed effort.

•	Comprehensive safety auditing.

•	Agreement on key non-negotiable principles, specifically management to lead by example; continuous verbal communication with all team members; visible creation of awareness of safety-related issues; recognition of and rewarding for safety achievements; and involving all stakeholders.

•	Management focus on improving underground conditions, in particular areas deemed to be of the highest risk — shaft infrastructure and the underground workplace.
•	Empowered management teams
•	Establishment of small, multi-disciplinary, focused management teams at each mining site, responsible for planning and implementing mining operations.

•	Setting of annual operational goals — including volume, grade and cost targets — by each mining site management team in consultation with the executive committee; development by each management team of an operational plan to attain set goals; and regular review of results by the executive committee.
•	Focus on increased productivity:
•	To maximize productivity by structuring the operations such that 60% of the workforce is directly engaged in production mining.
•	Commitment to cost control including the benchmarking of costing parameters, internally between operations and externally against other gold producers:
•	In particular, the control of labor costs which average 50% of operating costs at the South African operations.

•	Pro-active maintenance practices.

•	Application of the ‘appropriate maintenance’ principle, involving capital expenditure commensurate with the life of the operation.

•	Implementation of cost accounting, ore accounting and reserve management systems to track and measure costs and ore reserve depletion accurately.
•	Increasing operational consistency:
•	Commitment to increasing operational consistency in respect of both grade and production in order to extract optimal value from orebodies by increasing development expenditure and a focus on comprehensive ore reserve management.
•	Review of opportunities to develop certain assets — uranium in particular, underground resources of which are not currently reflected in the balance sheet or reserve statement — independently of the core gold business:
•	Selected acquisitions to diversify the company’s operations and complement its competitive strengths.

•	Targeted disposals to upgrade the company’s overall portfolio quality.
Organic growth
Harmony’s organic growth strategy focuses on:
•	extracting high-quality ounces; and

•	developing and operating the company’s long-life mines.
Key drivers of these objectives are:
•	the Company’s extensive experience in and established track record for identification, exploration and development of its own projects;

•	its ongoing exploration programme focused on both on-mine exploration targeting resources within the economic radius of existing mines and new mine exploration targeting early to advanced stage projects around the world;

•	expansion of the production base in South Africa and PNG, with a focus on developing new mines at competitive cash costs and upgrading the overall quality of the company’s portfolio;

•	a diverse project pipeline comprising five well-advanced projects — Elandsrand new mine, Doornkop South Reef, Tshepong sub-66 and 71 Declines, Phakisa in South Africa, and Hidden Valley in PNG — which could deliver up to 1.4 million low-cost production ounces by 2012 and a reduction in overall cash costs per ounce;

•	a number of additional development projects — including surface sand dumps, rock dumps and tailings dams; the company’s uranium deposits; and the Wafi-Golpu copper-gold deposit in PNG — which could increase production ounces; and

•	expansion of the Company’s exploration skills base.

Delivering on strategy
Key deliveries on Harmony’s strategy to end of fiscal 2009 included:
•	improvements in two key safety indicator rates — the frequency rates of lost-time injuries and of reportable injuries — and the receipt of several safety-related industry awards;

•	reversal of five years of accumulated losses;

•	achievement of zero net debt;

•	strong cash flow;

•	establishment of Rand Uranium (Proprietary) Limited (“Rand Uranium”), a significant step in turning to account its uranium resources;

•	creation of the Morobe Mining Joint Venture, a 50:50 partnership in the PNG assets with Newcrest of Australia;

•	start of production at all five of the companies’ major projects — Phakisa, Doornkop South Reef, Elandsrand and Tshepong in South Africa and Hidden Valley in PNG; and

•	stepping up of the company’s exploration programme, with a focus on the Wafi-Golpu copper-gold tenements in PNG and the Evander South project, the St Helena tailings project and several underground areas associated with existing operations in South Africa.
Competitive Strengths
     We believe that the following strengths provide us with a competitive advantage:
Leading market position in the attractive gold industry
•	We believe that our size and leading market position enables us to undertake exploration and simultaneously develop multiple projects around the world, as well as secure capital on competitive terms.

•	The global gold industry offers a number of attractive industry fundamentals from which we benefit. This includes the absence of available substitutes, relatively high barriers to entry, and increasing gold producer concentration.

•	We are developing new mines at a planned lower cost per ounce than our current operations, which we believe will help make them robust enough to survive any margin squeeze and to withstand any reversal in the gold price. We expect the gold price to continue its upward trend in the medium term.
Significant reserves with long mine lives
•	Our ore reserves as of June 30, 2009 amounted to 48.2 million ounces of gold spread across our assets in South Africa and PNG. This ore reserve base is sufficient to support our existing production profile in excess of 10 years at current production levels. There has been a 2.3 million ounces year-on-year negative variance in ore reserves due to normal depletion of 1.6 million ounces and the equity adjustment at Papua New Guinea to 50% attributable to Harmony which resulted in a further decrease of 0.9 million ounces. On the positive side, there is a net addition of 0.2 million ounces of ore reserves from surface stockpiles and other positive adjustments from the operations.

•	Of our 48.2 million ounces of reserves, 36.4 million ounces are classified as above infrastructure and 11.8 million ounces are classified as below infrastructure (reserves for which capital expenditure has still to be approved).

Highly attractive project pipeline
•	We have a diverse portfolio of gold development projects spread across South Africa and PNG. These projects include Elandsrand, Doornkop, Tshepong and Phakisa in South Africa, and Hidden Valley in PNG, which, when developed, could deliver up to 1.4 million ounces of additional production by 2012.

•	We believe the relatively higher grade of these South African deposits and/or lower cost base will result in these ounces being produced at highly competitive cash costs. This in turn may result in a reduction in our overall cash cost position as these new projects are commissioned.

•	In addition to these projects, we have a number of additional development prospects that are being considered and progressed, including the processing of sand dumps and tailings dams in our tailings projects, the processing of rock dumps, and developing the Wafi-Golpu copper/gold deposit in PNG, which, when all developed, could increase production ounces per annum.

•	We have also expanded our exploration skill base, evidenced by our progress in PNG.

•	We formed Rand Uranium, to which we have transferred our Cooke assets to optimize the value of our uranium deposits.
Positive gold market outlook
•	In the midst of volatile tumultuous global investment markets, the gold market has demonstrated great resilience and a positive upside. The price performance throughout fiscal 2009 supports our positive outlook for gold and, given our operational imperatives, we will seek to contain costs, increase output and optimize our margins.

•	Post June 30, 2009, the gold price hit a high of U.S.$1,059.50 per ounce and, while it was U.S.$1,050.50 per ounce as of October 19, 2009, this is 32% higher than it was for the same time the previous year.

•	We believe the fundamental drivers behind increased demand and decreased new supply of gold will remain in the future, which will in turn support a higher gold price over this period. As an unhedged gold producer, we will benefit from a rising gold price environment.
Increased focus on earnings margins and cost
•	Our aim remains to return to profitability. At an operational level we have put in place an intensive process of business planning, with benchmarks and targets we believe to be realistic.

•	We are committed to lower our cost base and extensively benchmark our costing parameters both internally among our operations, and externally against other gold producers. Stringent cost cutting and cost control programs have been implemented.

•	We are confident that the benefits of our restructuring process and ongoing cost focus will be sustained in the long term, and as a result, our ability to withstand any future adverse market conditions has been significantly enhanced.
Conservative balance sheet and low gearing
•	We maintain a conservative gearing policy and seek to fund ongoing capital expenditure (excluding growth projects) through cash generated from existing operations.

•	Our low level of gearing should provide us with the ability to utilize debt to fund capital and development expenditure requirements for our new projects.

Experienced management team with significant industry expertise
•	Our senior management team consists of experienced mining executives with extensive industry backgrounds combined with geological and metallurgical expertise.

•	Our senior management team has a proven track record in developing and managing the operations under its control, and has demonstrated an ability to optimize underperforming assets as well as developing new projects around the world.
Leading Black Economic Empowerment strategy
•	We are proud to be a South African company that fully embraces the country’s transformation initiatives. We are approximately 15% owned by African Rainbow Minerals Limited (“ARM Limited”), a black empowerment company in which our chairman, Patrice Motsepe, owns an interest. Of our total production profile, 36% of our South African ounces are attributed empowerment ounces.

•	We believe that we have gone beyond the requirements of the Mining Charter by ensuring that our HDSA partners are truly empowered, that we are largely managed by a HDSA Board, and that we continue to engage with black shareholders and/or partners to find more opportunities to invest in BEE transactions and involve HDSA partners.

•	We will continue to embrace empowerment as part of our growth strategy and we acknowledge that empowerment forms a fundamental part of our business into the future.
Principal Investments
     See Item 8. “Recent Developments” for investments made after the reporting date.
     We have concluded several other strategic transactions within and outside South Africa in the last three fiscal years, which are summarized below.
     On April 17, 2009, we exchanged our interest in Dioro for shares in Avoca Resources Limited (“Avoca”). See Item 4. “Disposals”. In terms of the offer by Avoca, we received one Avoca share for every three Dioro shares held. The market value of the Avoca shares on the date was U.S.$4.2 million (A$1.50 per share).
     On December 1, 2008, we issued 3,364,675 shares to Rio Tinto plc (“Rio Tinto”) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at $23 million on the transaction date. An additional $10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first $6 million, with the balance of $4 million being borne equally by the joint venture partners. The effect of the transaction will be to reduce the cost of any gold produced at Wafi.
     On November 21, 2008, we transferred our Cooke operations to Rand Uranium in exchange for cash of $209 million and a 40% interest in Rand Uranium. See Item 4. “Disposals”.
     On February 27, 2008, the Group acquired a 32.4% interest in Pamodzi Gold Limited (“Pamodzi”) after disposing of its Orkney assets. See Item 4. “Disposals”.
     In March 2007, we concluded negotiations with Rio Tinto in which we purchased Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Hidden Valley and Kerimenge deposits in PNG. The final condition precedent, which was to obtain approval of the relevant PNG minister on the recommendation of the Mining Advisory Council that the royalty rights may be transferred to us, was met in March 2008. Our cost of U.S.$22.5 million was met through the issue of shares and a cash payment of U.S.$2.5 million. The effect of the transaction will be to reduce the cost of gold produced at Hidden Valley and all further extensions to the project, mine life and reserves will be free of this royalty.
     On December 8, 2006 we exchanged our Western Areas Limited (“Western Areas”) shares for Gold Fields Limited (“Gold Fields”) ordinary shares. See Item 4. “Disposals”. We received 15.7 million Gold Fields shares, issued at R135.02 (U.S.$19.15) per share, for our 44.9 million Western Areas shares. During the fiscal years 2008 and 2007, we disposed of our interest in Gold Fields. See Item 4. “Disposals”.

Disposals
     On April 17, 2009, we disposed of our Dioro shares in exchange for shares in Avoca. On that date, the market value of the Dioro shares were A$0.50 per share, or U.S.$4.2 million.
     On November 21, 2008, we transferred our Cooke assets to our wholly-owned, newly formed subsidiary, Rand Uranium, for the consideration of U.S.$328 million, settled with Rand Uranium shares. In a related transaction on the same date, 60% of these shares were sold to Pamodzi Resources Fund 1 LLP (“PRF”) for U.S.$197 million. U.S.$40 million was paid on the effective date and the balance of U.S.$157 million, together with interest at 5% per annum, was paid on April 20, 2009. The conditions precedent for the second part of the Rand Uranium transaction, relating to the sale of the Old Randfontein assets, were fulfilled on April 22, 2009. Additional shares were issued in settlement and 60% of these shares were sold to PRF. PRF paid its portion of the purchase price, amounting to U.S.$12 million, in cash on April 20, 2009. We recognized a gain of U.S.$171 million on these transactions.
     During fiscal 2009, we disposed of 50% of our interest in our PNG assets in three tranches to Newcrest. The first tranche of 30.01% was disposed of on July 31, 2008 in exchange for $229 million in cash, which was received on August 7, 2008. On February 28, 2009, the second tranche of 10% was disposed of in terms of the farm-in agreement. Newcrest earned in a further 9.99% interest by contributing to the capital expenditure at Hidden Valley as well as with a cash payment of $6 million on June 30, 2009. A net profit of $112 million was realized for the total disposal.
     On February 27, 2008, we disposed of our Orkney operations to Pamodzi in exchange for 30 million listed ordinary shares, the market value of which was R345 million (U.S.$46.5 million).
     On November 30, 2007 the South Kalgoorlie operations were sold to Dioro in exchange for 11.4 million listed ordinary shares, the market value of which was, when issued on December 5, 2007, U.S.$17.7 million (A$20 million), as well as cash of U.S.$22.1 million (A$25 million). A loss of U.S.$8.8 million (A$9.8 million), net of tax, was realized.
     On August 24, 2007, the Group disposed of the remaining 13,095,079 ordinary Gold Fields shares. The proceeds amounted to R1,310 million (U.S.$182.9 million), resulting in a loss of R459 million (U.S.$63.2 million).
     In April 2007, the surface assets and metallurgical plant at Deelkraal was sold to Ogoerion Construction CC for R98 million (U.S.$13.7 million). It was agreed that the purchase price be paid in installments over a 24-month period. Due to various reasons, the agreement was renegotiated and the metallurgical plant was excluded from the new sale agreement. The consideration for the surface assets was set at R45 million (U.S.$6 million), which had already been received.
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
     On December 8, 2006, we disposed of our 29.2% interest in Western Areas in exchange for ordinary shares in Gold Fields. This was in terms of an offer by Gold Fields whereby every 100 Western Areas Shares were exchanged for 35 Gold Fields shares.
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
     We conduct exploration activities on our own or with joint venture partners. As at June 30, 2009, our prospecting interest in South Africa measured 48,983 hectares (121.037 acres), 327,600 hectares (809,514 acres) in PNG and 80,123 hectares (197,988 acres) in Australia. We spent U.S.$32 million on exploration in fiscal 2009 and the bulk of exploration expenditure was allocated to activities in PNG and South Africa. In fiscal 2010, we intend to carry out exploration in PNG and South Africa.
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
Processing
     We currently have eight operational metallurgical plants and two metallurgical plants on care and maintenance in South Africa. We also have a metallurgical plant at the Hidden Valley project in PNG. The principal gold extraction processes we use are carbon in leach, or CIL, and carbon in pulp, or CIP.
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
     In fiscal 2006, we operated the only independent gold refinery and fabrication plant in South Africa. In fiscal 2006, approximately 84% of our South African gold production was refined at our refinery and the remainder was refined at the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. Since July 2006, all of our gold produced in South Africa has been sent to the Rand Refinery, as a decision was made to close the Harmony Refinery for economic reasons. The Australian gold production for fiscal years 2007 to 2009 was refined in Australia at an independent refiner, AGR Matthey.
     The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in Item 4. “Information on the Company-Regulation — Mineral Rights”. We support jewelry ventures in South Africa.
Harmony’s Management Structure
     We have a de-centralized management structure that is based on small, empowered management teams led by General Managers at each of our operations. In South Africa, the General Managers report to Alwyn Pretorius and Tom Smith, the Chief Operations Officers, and are responsible for business optimization, ore reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations. The General Managers are supported by an Ore Reserve Manager, a Financial Manager, a Human Resources Manager and a Technical Manager in ensuring the growth and long-term sustainability of the operations.

Capital Expenditures
     Capital expenditures for continuing operations, including the non-cash portion, incurred for fiscal 2009 totalled U.S.$487 million compared with U.S.$504 million for fiscal 2008 and U.S.$340 million for fiscal 2007. In Rand terms, the capital expenditure increased by 19% from fiscal 2008. The decrease in dollar terms can be attributed to the weakening of the Rand against the US dollar during the year. For fiscal 2009, the capital development at PNG accounted for 41% of the total. The majority of the PNG development was funded by Newcrest in terms of the farm-in agreement. The increase in capital expenditure was due to the capital development at the Doornkop South Reef Project, Tshepong Sub 71 Decline, Phakisa and Elandsrand new mine. The increase in capital expenditure in fiscal 2008 compared with 2007 was primarily related to the development of the PNG assets, which accounted for 39% of the project capital expended at the continuing operations. Capital was also expended on the Doornkop South Reef Project, Tshepong Sub 66 and 71 Declines, Phakisa and Elandsrand new mine. During fiscal 2007, the increased development in PNG accounted for 21% of the project capital expended in the year at the continuing operations, with the balance being expended at the Doornkop South Reef Project, Phakisa, Tshepong Sub 66 Decline and Elandsrand new mine.
     The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Construction in certain areas at these projects are close to completion and will start building up production in the next 12 months. The remainder of the projects will still require a great deal of capital expenditure over the next two to three years until they are substantially completed. During fiscal 2009, the projects were funded from the Company’s cash reserves, as well as by the partnering agreement entered into with Newcrest for the PNG assets.
     Capital expenditure for discontinued operations, including the non-cash portion, incurred for fiscal 2009 totaled U.S.$10 million, compared with U.S.$38 million for fiscal 2008 and U.S.$41 million for fiscal 2007.
     We have budgeted approximately U.S.$410 million for capital expenditures in fiscal 2010. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed. However, if we decide to expand major projects such as the Poplar Project and the Rolspruit Project at Evander beyond our current plans, we may consider alternative financing sources. See Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Evander Operations”.
Reserves
     As at June 30, 2009, we have declared proven and probable reserves of 48.2 million ounces, broken down as follows: 46.1 million ounces in South Africa and 2.1 million ounces in PNG. Of our 48.2 million ounces of ore reserves, 11.8 million ounces are classified as below infrastructure (that is, reserves for which capital expenditure has yet to be approved). There has been a 2.3 million ounces year-on-year negative variance in ore reserves due to the following reasons:
•	normal depletion of 1.6 million ounces;

•	the equity adjustment at Papua New Guinea to 50% attributable to Harmony resulted in a further decrease of 0.9 million ounces; and

•	a net addition of 0.2 million ounces of ore reserves from surface stockpiles and other positive adjustments from the operations.
     We use the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (“SAMREC Code”), which sets out the internationally recognized procedures and standards for reporting of mineral resources and ore reserves. We use the term “ore reserves’’ herein, which has the same meaning as “mineral reserves”, as defined in the SAMREC code. Our reporting of the PNG Ore Reserves complies with the Australian Code for the Reporting of Mineral Resources and Ore Reserves (“JORC”) of the Australian Institute of Mining and Metallurgy. This code is materially the same as the SAMREC Code. In reporting of reserves, we have complied with Industry Guide 7 of the U.S. Securities and Exchange Commission.
     For the reporting of Ore Reserves at our South African and PNG operations, we use a gold price of U.S.$750 per ounce. An exchange rate of R9.33 per U.S. dollar is used for South Africa and for PNG an exchange rate of U.S.$0.75 per Australian dollar is used giving a gold price of R225,000 per kilogram and AU$1,000 per ounce, respectively. These gold prices have also been used in mine planning.

     In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable ore reserve at our underground operations, we apply the concept of a cut-off grade. This is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:
•	the database of measured and indicated resource blocks (per shaft section);

•	an assumed gold price which, for this ore reserve statement, was taken as R225,000 per kilogram;

•	planned production rates;

•	the mine recovery factor (“MRF”) which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).
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
     The open pit reserve at Hidden Valley (PNG) is constrained by the capacity of the tailings storage facility with Whittle optimization program guiding the most efficient mine design given this constraint.
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
     The PNG resources are hosted in large porphyry or related mesothermal geological systems. Data is gained through diamond drilling using PQ down to NQ sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing is typically on less than 20 meter centers for Measured category, 20 to 40 meter centers for the Indicated category and greater than 40m for Inferred category material. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analyzed at a National Association of Testing Authorities accredited commercial laboratory. Some sample preparation is done at the mine site laboratory. Extensive Quality Assurance/Quality Control work is undertaken and data is stored in an electronic database.

     Our mining operations’ reported total proven and probable reserves as of June 30, 2009 are set out below:
Ore Reserves statement (Imperial) as at June 30, 2009

	PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
OPERATIONS	Tons	Grade	Gold oz (1)	Tons	Grade	Gold oz (1)	Tons	Grade	Gold oz (1)
GOLD	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)
South Africa Underground
Bambanani	3.9	0.247	965	1.3	0.318	420	5.2	0.265	1,385
Joel	1.0	0.168	161	2.5	0.161	404	3.5	0.163	565
Masimong	4.9	0.152	751	1.5	0.154	233	6.4	0.152	984
Phakisa	0.4	0.145	56	22.2	0.236	5,239	22.6	0.235	5,295
Target	5.3	0.178	942	9.9	0.163	1,617	15.2	0.168	2,559
Tshepong	14.1	0.154	2,184	12.6	0.169	2,130	26.7	0.161	4,314
Virginia	7.3	0.129	940	3.1	0.133	407	10.4	0.130	1,347
Doornkop	0.7	0.104	70	1.3	0.113	153	2.0	0.110	223
Elandsrand	12.6	0.190	2,395	28.9	0.178	5,146	41.5	0.182	7,541
Evander	3.1	0.169	522	7.9	0.181	1,434	11.0	0.177	1,956
Evander(below infrastructure)	—	—	—	54.5	0.217	11,849	54.5	0.217	11,849
Total South Africa Underground	53.3	0.169	8,986	145.7	0.199	29,032	199.0	0.191	38,018

South Africa Surface
Kalgold	17.3	0.025	425	9.8	0.031	307	27.1	0.027	732
Free State Surface	928.3	0.007	6,459	112.2	0.008	845	1,040.5	0.007	7,304
Total South Africa Surface	945.6	0.007	6,884	122.0	0.009	1,152	1,067.6	0.008	8,036
Total South Africa	998.9		15,870	267.7		30,184	1,266.6		46,054

Papua New Guinea (2)
Hidden Valley and Kaveroi	1.5	0.068	105	19.4	0.058	1,126	20.9	0.059	1,231
Hamata	0.2	0.064	7	2.1	0.078	164	2.3	0.078	171
Golpu	—	—	—	39.0	0.018	694	39.0	0.018	694
Total Papua New Guinea	1.7	0.068	112	60.5	0.033	1,984	62.2	0.034	2,096

GRAND TOTAL	1,000.6		15,982	328.2		32,168	1,328.8		48,150

(1)	Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tonnes.

Metallurgical recovery factors have not been applied to the reserve figures stated above. The approximate metallurgical recovery factors for the table above are as follows: Bambanani 96%, Joel 96%, Masimong 95%, Phakisa 95%, Target 96%, Tshepong 97%, Virginia 95%, Doornkop 95%, Elandsrand 96%, Evander 97%, Kalgold 90%, Free State Surface 47%, Hidden Valley/Kaveroi 93%, Hamata 93%, Golpu 56%.

In order to derive the appropriate plant recovery factors for ore reserve estimates a process have been followed where realistic assumptions based on historical performance have been applied. There may be short term fluctuation either positive or negative which can lead to small discrepancies between actual and planned recovery factors.

(2)	Represents Harmony’s equity portion of 50%.
Note: 1 ton = 907 kg = 2,000 lbs

     In addition to the gold reserves, we also report our equity reserves for silver, copper and molybdenum from our PNG operations. Metal prices are assumed at U.S.$10/oz for silver, U.S.$2.27/lb for copper and U.S.$13/lb for molybdenum.

	PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons	Grade	Silver oz(1)	Tons	Grade	Silver oz(1)	Tons	Grade	Silver oz(1)
OPERATIONS SILVER	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)

Papua New Guinea (2)
Hidden Valley and Kaveroi	1.5	1.137	1,755	19.4	1.070	20,767	20.9	1.075	22,522

	Tons	Grade	Cu lbs	Tons	Grade	Cu lbs	Tons	Grade	Cu lbs
COPPER	(million)	(%)	(million)	(million)	(%)	(million)	(million)	(%)	(million)

Papua New Guinea (2)
Golpu	—	—	—	39.0	1.025	882	39.0	1.025	882

	Tons	Grade	Mo lbs	Tons	Grade	Mo lbs	Tons	Grade	Mo lbs
MOLYBDENUM	(million)	(lbs/ton)	(million)	(million)	(lbs/ton)	(million)	(million)	(lbs/ton)	(million)

Papua New Guinea (2)
Golpu	—	—	—	39.0	0.231	9	39.0	0.231	9

(1)	Metal figures are fully inclusive of all mining dilutions and metal losses, and are reported as mill delivered tonnes

(2)	Represents Harmony’s equity portion of 50%
Note: 1 ton = 907 kg = 2,000 lbs
     Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section.
Worldwide Operations
Description of Property
     The following is a map of our worldwide operations:

     Our operational mining areas in South Africa are set forth below:

	Hectares	Acres
Doornkop	2,941	7,267
Elandsrand	5,113	12,634
Free State (includes Masimong and Virginia)	22,583	55,802
Tshepong and Phakisa	10,799	26,683
Bambanani	2,356	5,821
Joel	2,162	5,342
Kalgold	615	1,520
Evander	36,898	91,174
Target (includes Loraine)	7,952	19,649
Total	91,419	225,892
     In Australia and PNG, we hold granted tenements as set forth below:

	Hectares	Acres
Mount Magnet	80,123	197,988
PNG	327,600	809,514
Total Worldwide Operations	499,142	1,233,394
We acquired new tenements in PNG for exploration after June 30, 2009. See Item 8. “Recent Developments”.
     In line with the rest of the South African mining industry, and in an effort to reduce costs, we have been rationalizing our mineral rights holdings in recent years. Accordingly, over the past three years, we have disposed of our shares and participation rights in areas within and outside of South Africa in which we have not actively pursued mining. However, in some cases we have retained certain participation rights and option clauses in disposed-of properties and mining rights. We may continue to investigate further disposals.
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

Harmony’s Mining Operations — Overview
     In South Africa, we conduct underground mining at 10 operations:
•	Tshepong

•	Phakisa

•	Bambanani

•	Doornkop

•	Elandsrand

•	Masimong

•	Virginia (consists of Harmony 2, Merriespruit 1 & 3, Unisel and Brand 3 & 5)

•	Target

•	Evander (consists of Evander 2, 5, 7 and 8)

•	Joel (included under “Other — Underground”)
     During fiscal 2008, the Cooke operations (consists of Cooke 1, 2 and 3 shafts) were considered to be a reportable segment. An effective 60% interest in these operations was sold on November 21, 2008 and the results for the five months up to that date have been included in discontinued operations for fiscal 2009.
     We conduct surface mining at four sites (all included in “Other — Surface”):
•	Free State (also known as Phoenix)

•	Freegold

•	Kalgold

•	Target
     Surface mining was conducted at Randfontein’s Cooke operations up to the date of sale and the Cooke plant has been classified as discontinued operations along with the Cooke operations.
     Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). We are conducting studies to determine the feasibility of further retreatment projects in the Free State and at Evander.
     Internationally, our mining was previously conducted at the following two sites in Australia:
•	Mount Magnet — The site was put on care and maintenance at the end of December 2007. We have commenced with a drilling program in order to further define the orebody. Management may decide to resume the sale process as soon as the drilling results are available. — See “International Operations” above.

•	South Kalgoorlie — we finalized the sale of this operation with Dioro on November 30, 2007 — See “Disposals” above.
     Underground and surface mining was conducted at each of these operations, with underground access through two declines at Mount Magnet and one decline at South Kalgoorlie and surface access principally through open-pits. Surface mining at South Kalgoorlie ceased in fiscal 2006 with treatment consisting of Mount Marion ore and low grade stockpiles. Open-pit mining recommenced at South Kalgoorlie mines during fiscal 2007. The Mount Marion underground operation at South Kalgoorlie ceased in June 2007, with only open-pit operations continuing on that site until the date of sale to Dioro.
     The following discussion is a two-part presentation of our operations:
•	an overview of our South African mining operations with a discussion and production analysis of each of our operating segments; and

•	an overview of our International (Australian and PNG) operations.
     Previously, we disclosed cash costs and cash cost per ounce which including the movement in inventory and calculated using gold ounces sold as a denominator. These amounts have been re-presented for all comparative periods in the discussions and production analyses below following the changes to the calculation of these measures, See Item 3. “Selected Financial Data — Selected Historical Consolidated Financial Data.”
     Where we have translated the Rand amount budgeted for capital expenditures in 2010 into U.S. dollars, we have used the closing rate at the balance sheet date.
South African Mining Operations
Unless indicated otherwise, the discussions below are for continuing operations.

Underground
Tshepong, Phakisa and Bambanani
Introduction: We acquired Tshepong, Phakisa and Bambanani when we, in January 2002, acquired the Freegold operations from AngloGold Ashanti Limited (“Anglogold”) through a 50% joint venture with African Rainbow Minerals Gold Limited (“ARMgold”). In September 2003, we acquired 100% of these operations when ARMgold became a wholly owned subsidiary. These operations are located in the Free State province. Production from the operations is processed through Harmony One Plant.
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
     Mining is conducted at depths ranging from 1,911 and 3,680 meters at Bambanani. The primary mining challenges at these operations are seismic risks, ventilation and fire avoidance. Bambanani is classified as a seismically active operation with seismic activity monitoring systems installed to do active seismic risk evaluation. Seismic activity monitoring systems are upgraded on a continuous basis to ensure that it is kept abreast of emerging technology. Operations at Tshepong were hampered by fires, safety stoppages and major equipment repairs during fiscal 2009.
     Bambanani was restructured during the third quarter of fiscal 2008 due to the power shortages in the country. This resulted in the tonnages being reduced by 50%. There was also a significant reduction in the labor complement, with 2,086 people leaving through transfers and voluntary retrenchments. Implementation of the revised mining plan to convert Bambanani to a high-grade, low-volume operation continued during fiscal 2009, but there were some set-backs. While tons mined were on target, several fires occurred in the second quarter in high-grade areas. The average grade for the year was negatively affected as a result, as crews had to be deployed to lower grade panels. In addition, the mine was affected by troublesome industrial relations activities which were resolved by year-end. The split reef/waste hoisting process put in place to some extent ameliorated this loss in grade. Two of the affected areas are being systematically reopened, and will become available in fiscal 2010. Plans are in place to prepare for mining of the high-grade shaft pillar in such as way as to minimize risk and maximize the opportunity this presents. The Bambanani Shaft Pillar Project will be accessed from West Shaft (which will be reopened for this purpose) and release an expected 87% of the resource. The cost of the project is expected to be some R309 million (US$40 million) and is expected to reach full production in June 2013.
     Mining is conducted at depths ranging from 1,671 and 2,154 meters at Tshepong. Operations at Tshepong were hampered during fiscal 2009 as a series of operational, infrastructural and safety-related problems affected the mine. These included a fire in the first quarter that affected 18 panels for a period of a week and constrained flexibility during the year, safety-related stoppages, a power supply failure and a labour go-slow in the second quarter. By the fourth quarter some improvement in volumes were seen. Management spent much time during the year addressing industrial relations issues; these were largely resolved by year-end. The self-directed work team training that was originally pioneered at Tshepong has been reintroduced.
     The average grade declined by 6% during fiscal 2009 This was primarily as a result of mining taking place at the edge of the orebody’s main pay shoot, where grades are more variable. Once the Sub 66-decline project has been completed, mining will move into higher-grade, less variable grade zones and grades are expected to rise from fiscal 2011. As impacting on the lower grade was higher than planned off-reef mining in the lower grade north-west area. To mitigate against this grade decline, Tshepong has focussed on quality mining, with attention being paid to improved sweepings, and reduced off-reef mining and stoping widths. By its nature the under-cut mining method employed at Tshepong results in the liberation of gold from finely fragmented ore. Historically, the MCF at Tshephong has been low. Pleasingly, the MCF improved year-on-year from 62% to 67%. The full commissioning of the belt level in the sub-66 decline will also result in higher grades being achieved.

     To improve flexibility, particular emphasis was placed on development in the second half of fiscal 2009. Other key issues that are being addressed by this mine to return it to optimal performance are the performance of the refrigeration plant and pumping infrastructure.
     Given the proximity of Tshepong to Phakisa, there are access, ventilation and service synergies that can be exploited to allow access at depth.
     The Tshepong Decline project, which started in April 2003, has accessed an additional two levels (69 and 71) of the Tshepong Shaft. The Sub 66 project neared completion at the end of June 2008 with a total capital expenditure of R289 million (U.S.$39.8 million). The final development component was completed in June 2008. Poor ground condition necessitated intense secondary support and ore pass lining delayed completion. All secondary support has been completed and the lining of orepasses was completed safely during fiscal 2009. Following design alterations recommendations on box front infrastructure installations on 72 Level Cross Belt, all work is scheduled for completion by February 2010. Production commenced at Sub 66 Decline during the year, with the build-up to continue over the next three years. Emphasis is being placed on increasing mineable reserves from this area.
     Sub 71 Project made good progress until November 2008 when extreme poor ground conditions were experienced in the developed section. A decision was taken to stop all development and install secondary support in the area. The stoppage continued for seven months until end fiscal 2009. The work was completed safely, without disrupting the production operations from the Sub 66 decline. Cumulatively a total of 1,582 meters have been completed. To date the baseline variation on the original plan is one year. The escalation of input costs, combined with delays and additional material required had a negative impact on the project. First production is expected in August 2012, with full production anticipated in July 2017. The total estimated cost of this project is R194 million (U.S. $25.1 million).
     The development at Phakisa, a surface shaft, sunk to 75 level elevations and a planned decline shaft to 85 level will access the ore reserves to a depth of 2,662 meters below surface. It is estimated that the area will yield 22.6 million tons, recovering 180.9 tons of gold over a project life of 21 years. Project completion requires sinking, equipping and commissioning of a decline shaft up to 85 level. The major project includes access development and stoping to maximum production build-up at a capital cost of R1.6 billion (U.S.$190 million). To date, R1.2 billion (U.S.$158.4 million) has already been spent. Good progress was achieved during fiscal 2009, with completion of all infrastructures except the permanent water handling system. Installation of the permanent water handling systems (i.e., Settlers, Main Pump Station on 77 Level, Mud press and underground dams) have been delayed requiring extensive sealing of the dams and re-torque of all the bolts in the shaft pump column to avoid leaks on gaskets, but expected completion is September 2009. The second train on the Rail-veyor was successfully commissioned in November 2008 and the third train planned for October 2009. Three of the 10 ice plant modules have been successfully commissioned and to complete the first phase of the 10 MW cooling system, seven more modules must be commissioned with due date December 2010. The first phase of surface offices and change houses have been successfully completed with the second phase scheduled for June 2010. Phakisa started the first production during September 2007 and will be opening up ore reserves going forward. The project is expected to be in full production in September 2011 at 91,492 tons per month. The average production rate per annum over the peak period of life of mine is 245,243 ounces.
     During fiscal 2009, Tshepong accounted for 15% (14% in 2007 and 2008) of our total gold production, with Phakisa accounting for 1.5% (nil for 2007, 0.2% in 2008) and Bambanani 8% (8% in 2007 and 2008).
     Safety: During fiscal 2009, the safety statistics for the operations compared to the Group average for lost time injury frequency rate (“LTIFR”) of 9.35 (2008: 12.83) per million hours worked and fatality frequency injury rate (“FFIR”) of 0.21 (2008: 0.18) are as follows:

	LTIFR	FFIR
Tshepong	15.18	0.62
Phakisa	2.48	0.00
Bambanani	7.48	0.15
     Phakisa was awarded, for the second consecutive year, the trophy for the safest mine in the Harmony group for fiscal 2009. There were no fatal accidents in fiscal 2009, and there has not been a fall of ground accident for more than 18 months.

     Regrettably there were seven fatalities at Tshepong during fiscal 2009 (2008: 2), five of which were outside the stoping areas and in areas that would generally be considered lower risk. A behaviour-based safety programme has been implemented to promote safety awareness, particularly in the services areas, so as to address this issue.
Plants: The ore from these operations are sent to Harmony 1 Plant for processing. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by semi-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion.
     The following table sets forth processing capacity and average tons milled during the fiscal 2009 for the Harmony 1 Plant:

Average Milled for
	Processing	the Fiscal Year
Plant	Capacity	Ended June 30, 2009
	(tons/month)	(tons/month)
FS 1	420,000	410,682
     In fiscal 2009, Harmony 1 Plant recovered approximately 95.9% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Tshepong	2009	2008	2007
Production
Tons (‘000)	1,516	1,649	1,824
Recovered grade (ounces/ton)	0.152	0.161	0.175
Gold produced (ounces)	230,778	265,914	319,192
Gold sold (ounces)	227,113	273,119	318,887
Results of operations ($)
Product sales (‘000)	197,726	223,185	202,757
Cash cost (‘000)	108,605	124,720	112,043
Cash profit(‘000)	89,121	98,465	90,714
Cash costs
Per ounce of gold ($)	483	455	360
Capex (‘000)($)	27,711	26,834	26,072
     Tons milled declined by 10% from 1,824,000 tons in fiscal 2007 to 1,649,000 in fiscal 2008, with gold production decreasing by 17% from 319,192 ounces in fiscal 2007 to 265,914 ounces in fiscal 2008. The decrease was attributable to the decrease in the recovery grade to 0.161 ounces per ton in fiscal 2008, compared with 0.175 ounces per ton in fiscal 2007. The decrease in recovery grade was primarily due to the decrease in the shaft call factor and the average mining grade which was 1,275 cmg/t in fiscal 2008, compared to 1,365 cmg/t in fiscal 2007. The drop in the average mining grade is in line with the Life of Mine profile. During fiscal 2007 the mining in the east south block was in the main high grade pay shoot and as we continued mining south during fiscal 2008 we were mining closer to the edge of this high grade channel. The continuation of this channel will be mined once the sub 66 and sub 71 decline is completed. Tshepong was hampered by a number of fires and seismic events that significantly affected production in the first half of fiscal 2008. The cessation of Conops also resulted in lower production.
     Cash costs for the Tshepong shaft were U.S.$125 million in fiscal 2008, compared with U.S.$112 million in fiscal 2007. Cash costs per ounce were U.S.$455 in fiscal 2008, compared with U.S.$360 in fiscal 2007. This increase in unit cost is attributable primarily to decrease in the number of ounces of gold produced. Cash costs have increased by 11% in fiscal 2008, primarily due to increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled declined by 8% from 1,649,000 tons in fiscal 2008 to 1,516,000 in fiscal 2009, with gold production decreasing by 13% from 265,914 ounces in fiscal 2008 to 230,778 ounces in fiscal 2009. The decrease was attributable to the decrease in the recovery grade to 0.152 in fiscal 2009, compared with 0.161 in fiscal 2008. The decrease in recovery grade was primarily due to a decrease in the average mining grade which was 1,153 cmg/t in fiscal 2009, compared to 1,275 cmg/t in fiscal 2008. The drop in the average mining grade is in line with the Life of Mine profile. During fiscal 2008 the mining in the east south block was on the edge of the main high grade pay shoot and as mining continued south during fiscal 2009, mining have moved out of this high grade channel. The continuation of this channel will be mined once Sub 66 and Sub 71 decline is completed.
     Production volume at Tshepong was negatively influenced due to the phasing out of Conops year on year as well as business interruptions due to a fire, safety, national stay away actions and repairs on major engineering equipment.
     Cash costs for the Tshepong shaft were U.S.$108.6 million in fiscal 2009, compared with U.S.$124.7 million in fiscal 2008. Cash costs per ounce was U.S.$483 in fiscal 2009, compared with U.S.$455 in fiscal 2008. This increase in unit cost is attributable primarily to decrease in the number of ounces of gold produced. Cash cost for fiscal 2009 was impacted by increases in the costs of labor and electric power.
     Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proven and probable ore reserves of 26.7 million tons (4.3 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2026. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.
     Capital Expenditure: Tshepong incurred approximately R249.4 million (U.S.$27.7 million) in capital expenditure during fiscal 2009. The expenditure was primarily for the decline project and ongoing development. For fiscal 2010 capital expenditure of R243 million (U.S.$31.5 million) is planned, primarily for ongoing capital development.

	Fiscal Year Ended June 30,
Phakisa	2009	2008	2007
Production
Tons (‘000)	204	34	—
Recovered grade (ounces/ton)	0.109	0.118	—
Gold produced (ounces)	22,216	4,024	—
Gold sold (ounces)	21,477	4,212	—
Results of operations ($)
Product sales (‘000)	19,009	3,891	—
Cash cost (‘000)	11,903	2,348	—
Cash profit (‘000)	7,106	1,543	—
Cash costs
Per ounce of gold ($)	555	497	—
Capex (‘000) ($)	51,210	40,335	31,593
     Tons milled increased from 34,000 tons in fiscal 2008 to 204,000 tons in fiscal 2009, with gold production increasing from 4,024 ounces to 22,216 ounces. This was as a result of the planned ramp up in production during the year. Grade was lower in fiscal 2009 at 0.109 ounces per ton, compared to 0.118 in fiscal 2008. This was due to the fact that mining was confined to a single raise line in a lower grade area.
     Cash costs per ounce for Phakisa was $555 per ounce in fiscal 2009, compared with $497 per ounce in fiscal 2008. This increase is primarily attributable to the increase in tons mined.
     The expected capacity of the Phakisa shaft will be 131,175 tons per month. Phakisa has no rock hoisting facilities and all rock will be transported via a rail system on 55 level to the Nyala shaft for hoisting to surface. First production took place during October 2007, with a build up to full production expected in the next two to three years.
     Proven and probable underground ore reserves of 22.6 million tons (5.3 million ounces) will be sufficient for the Phakisa shaft to, once production commences, maintain production until approximately fiscal 2030. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
     Capital Expenditure: Phakisa incurred approximately R460.9 million (U.S.$51.2 million) in capital expenditures in the fiscal year ended June 30, 2009, primarily for the main project. Planned capital expenditure for fiscal 2010 is R489 million (US$63 million) — R141 million (US$18 million) on on-going development and R52 million (US$7 million) on major equipment maintenance and other shaft capital. Capital planned for the main project is R296 million (US$38 million).

	Fiscal Year Ended June 30,
Bambanani	2009	2008	2007
Production
Tons (‘000)	570	912	1,283
Recovered grade (ounces/ton)	0.213	0.170	0.154
Gold produced (ounces)	121,530	154,879	197,084
Gold sold (ounces)	119,665	158,985	197,060
Results of operations ($)
Product sales (‘000)	102,645	128,346	125,324
Cash cost (‘000)	72,343	101,962	115,469
Cash profit (‘000)	30,302	26,384	9,855
Cash costs
Per ounce of gold ($)	611	639	599
Capex (‘000) ($)	5,779	14,737	17,306
     Tons milled from the Bambanani shaft decreased to 912,000 in 2008 compared with 1,283,000 in fiscal 2007. Ounces produced were 154,879 in fiscal 2008, compared with 197,084 in fiscal 2007. This decrease was due to the restructuring of the shaft due to power constraints but was offset by a better recovered grade, which increased from 0.154 in fiscal 2007 to 0.170 in fiscal 2008.
     Cash costs per ounce for Bambanani were U.S.$639 in fiscal 2008, compared with U.S.$599 in fiscal 2007. The costs per ounce increased by 7% in fiscal 2008, due to the slow start up after the collapsing of the old ore pass system increases in the costs of labor and supplies and the effect of inflation on supply contracts.
     Tons milled from the Bambanani shaft decreased to 570,000 in 2009 compared with 912,000 in fiscal 2008. Ounces produced were 121,530 in fiscal 2009, compared with 154,879 in fiscal 2008. This decrease was due to the restructuring of the shaft due to power constraints but was offset by a better recovered grade, which increased from 0.170 in fiscal 2008 to 0.213 in fiscal 2009.
     Cash costs per ounce for Bambanani were U.S.$611 in fiscal 2009, compared with U.S.$639 in fiscal 2008. The costs per ounce decreased by 4% in fiscal 2009, due to an increase in grade mined offset by an increases in the cost of labor and supplies and the effect of inflation on supply contracts.
     The rock hoisting capacity at Bambanani is 116,000 tons per month. The average tons milled in fiscal 2009 was 47,500 tons per month. 52,900 tons per month are planned for fiscal 2010.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 5.2 million tons (1.4 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2021. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Bambanani incurred approximately R52 million (U.S.$5.8 million) in capital expenditure in fiscal 2009, primarily for ongoing development. We budgeted R73 million (U.S.$9.4 million) for capital expenditure in fiscal 2010 for access development for the shaft pillar extraction and R25.5 million (U.S.$2.8 million) for ongoing development with R18.4 million (U.S.$2.0 million) for major equipment maintenance.
Doornkop
Introduction: Doornkop is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The operation is owned by Randfontein Estates Limited (“Randfontein”). Doornkop currently operates under its own mining authorization of 2,941 hectares. Production is treated at the Doornkop plant.
History: Harmony acquired this operation when it took over Randfontein.
Geology: These operations are situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West Rand Syncline.

     The Doornkop shaft lease area is bounded by and lies to the south-east of the major north-easterly striking Roodepoort Fault, which dips to the south and constitutes the southern edge of the Witpoortjie Horst Block or Gap. This Horst Block is comprised of the stratigraphically older sediments of the West Rand Group, the overlying Central Rand Group sediments having been removed by erosion. A number of other faults,forming part of and lying southeast of the Roodepoort Fault, including the Saxon Fault, also constitute conspicuous structural breaks. A second major fault, the Doornkop Fault, which trends in an east west direction occurs towards the southern portion of the lease area. This fault dips to the south and has an up-throw to the north. Nearly the entire upper Witwatersrand section is present in the lease area and therefore all the major zones are present, though due to the distance of the area from the fan head, the number of economic bands and their payability is limited. Eight of the well-known reefs are present in the area, but only the Kimberley Reef and South Reef are considered viable at this stage. The resource is concentrated in the Kimberley and South Reefs. The Kimberley Reef is contained in the Vlakfontein Member of the Westonaria Formation. This reef, also known as the K9 Reef horizon, rests on an unconformity and is a complex multi-pulse conglomerate, which can be separated into four facies or cycles. All four cycles consist on average of an upper conglomerate and a lower quartzite. The characteristics of every cycle are area-dependent and the grades are variable within each cycle. The South Reef is approximately 900 metres below the current Kimberley Reef mining, and between 7.5 and 60 metres above the Main Reef horizon. The hanging wall to the South Reef consists of siliceous quartzites with non-persistent bands of “blue-shot” grit and thin argillite partings. The footwall to the South Reef is a light coloured and fairly siliceous quartzite. Secondary conglomerate bands and stringers in the hanging wall and footwall of the South Reef may contain sporadic gold values. The general strike of the reef is east-west, with a dip from 10 to 20 degrees. The orebody at Doornkop has a strike length of 4km and a width of 4 km from west to east.
     During the fiscal 2009 year, the gathering of additional geological information from on-reef development and exploration drilling on the South Reef has continued. This has further increased our knowledge of the sedimentology and grade characteristics of this ore body. The latest data supports the sheet-type depositional model as described in fiscal 2008. The geological, depositional, facies & evaluation models receive regular attention and are being expanded as the new data becomes available. An exercise is underway to capture all data electronically and have a 3-D geological model as an end product. This model will incorporate the Kimberley, South & Main Reefs and forms part of the geological risk mitigation strategy.
Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the operations, seismicity and high rock stress related problems are infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mines. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken.
     Production from the Kimberley reef section of the mine continued in the trackless sections and will continue for a further two years while the build-up of production from the south reef sections continues. Grades from the Kimberley reef mining on level 106 declined and steps are being taken to move to level 71. Volumes were also affected by the lack of availability of trackless vehicles. Production volumes from the higher grade South Reef areas was slower than planned, largely as a result of logistical constraints and delays which related to transport of men and material as well as the hoisting of rock from the project areas. By April 2009, both the dual purpose winder, which was fully commissioned to a depth of 2,000 meters, and the dedicated rock winder to hoist Kimberley reef ore were commissioned which assisted to relieve the rock hoisting bottleneck that had been experienced. During May and June of fiscal 2009 the operation achieved record monthly hoisting volumes and meters of development.
     The Doornkop South Reef Project was announced on January 22, 2003. The project involved the deepening of the Doornkop main shaft to 1,973 meters to access the South Reef between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The estimated final capital cost is R1,740 million (U.S.$193.33 million) with R1,251 million (U.S.$139.0 million) spent as of June 30, 2009.
     The most significant achievement for fiscal 2009 was the commissioning of both the dual purpose winder and the dedicated rock winder (to level 132) which resulted in South Reef ore being hoisted separately from waste and further ensured that the rock hoisting bottleneck was alleviated. In addition, level 197 in the South Reef area came into production. Remaining work includes the commissioning of the pump station on level 207 and the Rock winder commissioned to level 212, the lowest working level, by February 2010. Full production is expected by March 2015.

     During fiscal 2009, Doornkop accounted for 3% (2% in 2007 and 2008) of our total gold production.
Safety: The safety record at these operations during fiscal 2009 was as follows: in terms of LTIFR of 6.25 per million hours worked achieved at Doornkop compared favorably with the group average of 9.35. The FFIR (0.0) compared favorably with the group average of 0.21.
     Safety at the operations receives constant and high-level attention and where problems are identified, steps are taken to address the risks.
Plants: The processing facilities presently comprises of one operating plant, the Doornkop metallurgical plant, which is serviced by a surface rail network. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which was used to treat waste rock and other surface accumulations. It is now treating all ore from underground mining at the Doornkop operation and Rand Uranium’s Cooke operations.
The following table sets forth processing capacity and average tons milled during fiscal 2009 for the Doornkop plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2009
	(tons/month)	(tons/month)
Doornkop	220,000	138,735
     In fiscal 2009, the Doornkop plant recovered approximately 94.7% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Doornkop	2009	2008	2007
Production
Tons (‘000)	605	494	597
Recovered grade (ounces/ton)	0.070	0.089	0.095
Gold produced (ounces)	42,150	44,038	56,810
Gold sold (ounces)	43,211	44,143	57,364
Results of operations ($)
Product sales (‘000)	38,128	35,489	36,503
Cash cost (‘000)	31,253	31,014	25,210
Cash profit (‘000)	6,875	4,475	11,293
Cash costs
Per ounce of gold ($)	804	749	438
Capex (‘000) ($)	43,918	48,039	37,557
     Tons milled from Doornkop shaft were 494,000 in fiscal 2008, compared with 597,000 in fiscal 2007. Volumes were negatively affected mainly as a result of an 18 day planned production stoppage to facilitate required shaft work and a reduction in volume at the conventional Kimberley mining section due to low grades.
     The shaft work was related to the South Reef project sinking program. In addition three days were lost to the industry through the Eskom power management process. Ounces produced were 44,038 in fiscal 2008, compared 56,810 in fiscal 2007.
     The decrease in ounces produced was primarily due to the lower recovery grade and decrease in tons milled. The recovered grade deteriorated to 0.089 in fiscal 2008, compared with 0.095 in fiscal 2007, due to the depletion of higher grade reserves in the Kimberley reef section of the mine. The conventional mining sections of this reef mined in the channel edge areas and production was stopped during June 2008. Production from trackless areas will continue during the build-up phase of mining from the project South Reef areas.
     Cash costs per ounce of gold were U.S.$749 in fiscal 2008, compared with U.S.$438 in fiscal 2007. This increase was attributable primarily to the lower production volumes and industry wide cost increases. It was also adversely influenced by the movement out of

Capital areas into production areas which resulted in costs previously incurred as capital expenditure, now being spent as operational costs.
     Tons milled from Doornkop shaft were 605,000 in fiscal 2009, compared with 494,000 in fiscal 2008. Volumes increased, largely as a function of the increase in tons mined at the South Reef workings (96,000), as well as an increase in the stoping width at the Kimberley reef mining. Ounces produced were 42,150 in fiscal 2009, compared 44,038 in fiscal 2008.
     The decrease in ounces sold was primarily due to the lower recovery grade. The recovered grade deteriorated to 0.070 in fiscal 2009, compared with 0.089 in fiscal 2008, mainly due to the decline in the grade mined from the Kimberley reef trackless mining sections. Production from trackless areas will continue during the build-up phase of mining from the South Reef project areas. Grade from the South Reef project was negatively affected by the large unavoidable volumes of development waste rock that were included in the reef stream which resulted in diluted head-grade. South Reef ore is now hoisted separately from waste which resulted in much improved recovered grades during the final two months of fiscal 2009.
     Cash costs per ounce of gold were U.S.$804 in fiscal 2009, compared with U.S.$749 in fiscal 2008.The increase was mainly from labor, consumables and services cost. Labour cost increased due to an increase in labor to cater for the new South reef production levels and from annual wage increases. Consumable costs increased as a result of the South reef production build-up where additional metres were mined. In addition significant increases in power cost (38%) and company overhead cost (78%) were incurred, measured against fiscal 2008.
     The hoisting capacity of the Doornkop shaft is 185,000 tons per month. The average tons milled in fiscal 2009 were 50,416 tons per month.
     Assuming no additional resources are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserve of 2.0 million tons (0.223 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2013. Any future changes to the assumptions upon which the reserves & resources are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred R395 million (U.S.$43.9 million) in capital expenditure in fiscal 2009 at Doornkop, primarily for shaft equipping, supporting infrastructure, development and rolling stock for material and rock transport. The planned capital expenditure for fiscal 2010 is R283 million (US$36.7 million), of which R62 million ($8 million) is for on-going development, R12 million (US$1.55 million) for other shaft capital and major equipment maintenance and R209 million (US$27.1 million) for the South Reef project. South Reef project. Total project capital expenditure incurred amounts to R1,251 million (U.S.$139.0 million) as of June 30, 2009.
Elandsrand
Introduction: Elandsrand is located near Carletonville on the Gauteng/North West province border in South Africa. The assets and associated liabilities were purchased during fiscal 2001 for approximately R1 billion (U.S.$128.4 million) from Anglogold. Ore from the operation is treated at the Elandskraal plant.
History: Gold mining began at Elandsrand in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand. The sub-vertical shafts at Elandsrand, which accessed the deeper part of the VCR reef in the lease area, were completed in 1984. The deepening of the sub-vertical shafts to approximately 3,600 meters below surface has been completed by the previous owners after the deepening project was commissioned in 1991. Activities are currently focused on accessing and opening up areas of the new mine and on the development and construction of support infrastructure.
Geology: At Elandsrand we primarily exploit the Ventersdorp Contact Reef, or VCR, the Carbon Leader Reef, or CLR, with the Middelvlei Reef and the Mondeor Conglomerate Reef Zone as secondary targets. Only the VCR is economic to mine and has been mined at depths below surface between 1,600 and 2,800 meters with future production to take place up to 3,600 meters below surface at the Elandsrand operations. The VCR consists of a narrow (20 centimeters to 2 meters) tabular orebody of quartz pebble conglomerates hosting gold, with extreme lateral continuity.

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
     The Elandsrand mine, a mature mine with a declining production profile, has the challenge of a new mine being developed underneath the old mine. The implementation of Conops between August 2004 and February 2005 improved production. However, after an assessment done during fiscal 2007, Conops was stopped during February 2008. The operation is still hampered by the lack of flexibility, an issue that will be addressed by the full commissioning of the new mine. Due to the operating depths of the Elandsrand underground operations, seismicity and high rock stress are significant risks at the mine. We regularly review our mining strategy and management procedures at all of the mining operations in our efforts to mitigate these risks. The primary challenges facing the Elandsrand operations are seismicity, lack of mining flexibility, high cash costs, and the timely completion of the Elandsrand New Mine project by fiscal 2011.
     During fiscal 2009, good progress continued to be made with the development and the build-up of production on the Elandsrand new mine project. The winder and headgear for the No 3 backfill shaft were installed and commissioned in May 2009 and sinking started. This shaft will supply feed and return chilled water to 109 and 113 levels. By year-end both 22 kV transformers had been installed and commissioned at 100 level, as had two of eight bulk air coolers. Commissioning of the second settler dam will begin once the dam wall and suction piping on 115 level has been completed. Progress was also made with the installation of the refrigeration plant pipes and the ventilation system. Commissioning of the pump station at 115 level, scheduled for the end of fiscal 2009, was delayed owing to leaks in the No 1 settler dam. Access development on 113 level was completed in February 2009.
     The project is expected to be completed by fiscal 2011 and is expected to have a life of mine of 28 years. From the inception of the project through to the end of fiscal 2009, R940 million (U.S.$104.0 million) has been expended. A further R160 million (U.S.$20.7 million) has been budgeted to complete the project.
     In fiscal 2009, our Elandsrand operations accounted for approximately 11% (9% in fiscal 2008 and 8% in fiscal 2007) of our total gold production.
Safety: During fiscal 2009, the safety record at the Elandsrand mine in terms of LTIFR, 12.67 per million hours worked, compared unfavorably with the group average of 9.35. Although this is a good improvement compared to fiscal 2008 (16.24), the benchmark has still not been achieved. During the second half of fiscal 2009, a LTIFR of less than 10 has been achieved consistently due to the implementation of the Qaphelangozi safety campaign, which was started during the period. Significant work was done to address the seismic risk described above and the FFIR (0.36) returned to a more consistent ratio with the group average of 0.21 for underground operations.
Plants: Commissioned in 1978, the Elandsrand Plant consist of milling in closed circuit with primary and secondary hydrocyclones, secondary ball milling in closed circuit with hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Loaded carbon from the Elandsrand Plant is transported by road to the Central Plant at Virginia for elution, electro-winning and smelting to produce gold. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility. Ore from Elandsrand underground operations is delivered to the plant for treatment via conveyor belt after being hoisted from underground. Due to a high percentage of freegold, a gravity concentration circuit is used to extract a large percentage of the gold. The sludge from this concentrator is then transported by air to the Target Plant for extraction and smelting.
     The following table sets forth processing capacity and average tons milled during fiscal 2009 for the plant:

Average Milled for the
	Processing	Fiscal Year
Plant	Capacity	June 30, 2009
	(tons/month)	(tons/month)
Elandsrand Plant	185,000 (1)	83,951

(1)	Processing capacity will reach its optimal capacity upon completion of the Elandsrand New Mine Project.

     In fiscal 2009, the Elandsrand Plant recovered approximately 96.6% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Elandsrand	2009	2008	2007
Production
Tons (‘000)	1,061	981	1,117
Recovered grade (ounces/ton)	0.164	0.167	0.175
Gold produced (ounces)	174,321	164,215	195,412
Gold sold (ounces)	183,676	158,631	194,710
Results of operations ($)
Product sales (‘000)	157,956	132,699	124,347
Cash cost (‘000)	117,321	103,351	102,534
Cash profit (‘000)	40,635	29,348	21,813
Cash costs
Per ounce of gold ($)	660	652	535
Capex (‘000) ($)	46,915	43,830	33,094
     Tons milled from the Elandsrand shaft were 981,000 in fiscal 2008, compared with 1,117,000 in fiscal 2007, and ounces produced were 164,215 in fiscal 2008, compared with 195,412 in fiscal 2007. Volumes were negatively affected, mainly as a result of days lost to the shaft accident, namely 42, and the continued lack of flexibility in face length to deal with erratic face grades and seismicity. The recovered grade declined during fiscal 2008 as a result of higher channel widths on the Western section of the mine, as well as a delay in starting up some of the higher grade areas, due to it taking longer than expected to bring the environmental conditions within standard in deeper mining areas, after the shaft incident in October 2007.
     The increase in labor rates and inflation were the main contributors to the increase in cash cost from U.S.$535 per ounce in fiscal 2007 to U.S.$652 per ounce in fiscal 2008. Costs per ounce have increased in fiscal 2008 by 22%, due primarily to the reduced ounces as a result of the shaft incident causing the mine to stand for 42 days. Increases in the costs of labor and supplies, especially steel and the effect of inflation on supply.
     Tons milled from the Elandsrand shaft were 1,061,000 in fiscal 2009, compared with 981,000 in fiscal 2008. Ounces produced increased to 174,321 in fiscal 2009, compared with 164,215 in fiscal 2008 as a result of the increased volumes in production. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Recovered grades decreased marginally during fiscal 2009, resulting in an average of 0.164 ounces per ton in fiscal 2009, compared to the average of 0.167 onces per ton in fiscal 2008.
     The increase in electricity costs, labor rates and inflation were the main contributors to the increase in cash cost from U.S.$652 per ounce in fiscal 2008 to U.S.$660 per ounce in fiscal 2009. Cash cost per ounce only increased by 1% due to increased ounces produced which neutralized the higher than normal increases in labor rates and electricity increases approved by the NERSA. Electricity rates are expected to continue rising above the norm until Eskom has developed additional power generating plants.
     Elandsrand shaft has a hoisting capacity of 190,000 tons per month which will be utilized to its full capacity once the Elandsrand New Mine Project is complete and the production buildup reaches its maximum. The average tons milled in fiscal 2009 was 83,951 tons per month.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 41.5 million tons, or 7.5 million ounces will be sufficient for the Elandsrand shaft to maintain underground production until approximately calendar year 2037. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred R422.3 million (U.S.$46.9 million) in capital expenditure at the Elandsrand operations in fiscal 2009 mainly for the sub shaft deepening project and ongoing development. An additional project, the Emergency Escape project was started during fiscal 2009, to improve the effectiveness of evacuation of people from underground during a shaft emergency.
     Harmony budgeted R513 million (U.S.$66.5 million), for capital expenditure at the Elandsrand operations in fiscal 2010, primarily for the sub-shaft deepening project and ongoing development expenditure.
Masimong
Introduction: Masimong is located in the Free State province, near Riebeeckstad. The Masimong complex comprises of an operating shaft — 5 shaft — and 4 shaft which, although closed, is used for ventilation, pumping and as a second outlet. Mining is conducted at depths ranging from 1,518 meters to 2,300 meters. Ore is treated at the Harmony One Plant.
History: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The company purchased the Masimong complex (formerly know as Saaiplaas Shafts 4 and 5) during September 1998.
Geology: The operation, exploits the Basal Reef, which varies from a single pebble lag to channels on more than 2m thick. It is commonly overlain by shale, which thickens northwards. Masimong is also mining secondary reefs, most notably the Leader Reef (15-20m above Basal) and the B Reef (140m above Basal). The Leader Reef consists of multiple conglomerate units, separated by thin quartzitic zones, often totalling up to 4 metres thick. A selected mining cut on the most economic horizon is often undertaken. The B Reef is a highly channelised orebody. Within the channels, grades are excellent, but this falls away to nothing outside of the channels. Consequently, the operation has undertaken extensive exploration to locate these pay channels.
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
     The restructuring programme which began in fiscal 2008 at Masimong has taken this operation from the brink of closure to being among the lowest cost-per-kilogram-producers in the Harmony stable. This restructuring included management positions, as well as the termination of continuous operations. Masimong is now a steady-state operation, although further improvements in efficiencies are envisaged. Volumes improved by 10% in fiscal 2009. This was despite a fire in the B reef area and ventilation incidents relating to illegal mining activities. Damaged ventilation seals in the disused 4 shaft area caused major airflow problems at 5 shaft, particularly in the third and fourth quarters, and repairs are likely to be effected by December 2009. A booster fan will be installed between 4 and 5 shafts to partially address this ventilation issue.
     A focus on training (People Transformation Project), in which all production crews received training on safety and health, business awareness, productivity improvement and team-building, presented positive results. Supervisory training, specifically aimed at front line supervisors, was also completed during the year.
     An infrastructural upgrade involving tracks, locomotives, refrigeration, ventilation and compressors was recently begun and will continue in fiscal 2010. Steps were also taken to improve ore reserve management and quality mining on the Basal Reef stopes. Good grades achieved from the B reef further contributed to the overall improvement in grade.
     In fiscal 2009, Masimong accounted for approximately 10% (6% in fiscal 2007 and fiscal 2008) of our total gold production.
Safety: The safety record at Masimong during fiscal 2009 in terms of LTIFR of 8.67 per million hours worked compared favorably with the group average of 9.35. The FFIR of 0.27 at Masimong doesn’t compare favorably with the group average of 0.21 for underground operations. A Behavioral Safety program is in place to correct and reduce the human element in accidents.
Plants: The ore from theses operations are sent to Harmony One Plant for processing. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by semi-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion.

Production analysis:

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2009	2008	2007
Production
Tons (‘000)	981	892	1,074
Recovered grade (ounces/ton)	0.157	0.131	0.136
Gold produced (ounces)	154,034	116,424	146,575
Gold sold (ounces)	154,581	117,575	147,958
Results of operations ($)
Product sales (‘000)	135,025	96,147	94,534
Cash cost (‘000)	73,494	87,630	82,833
Cash profit (‘000)	61,531	8,517	11,701
Cash costs
Per ounce of gold ($)	476	756	543
Capex (‘000) ($)	14,479	15,686	15,141
     Tons milled from the Masimong shaft complex were 892,000 in fiscal 2008, compared with 1,074,000 in fiscal 2007. Ounces produced were 116,424 in fiscal 2008, compared with 146,575 in fiscal 2007. This is mainly attributable to the reduction in tons milled.
     The drop in recovered grade by 0.005 ounces per ton from fiscal 2008 to fiscal 2007 can be attributed to a 3.7% drop in grade mined and a 0.72% drop in the MCF. Both these parameters were negatively influenced by the B Reef, as mining of B Reef in fiscal 2008 was significantly focused in the South Eastern portion of the 5 shaft lease area. This area is typically a highly channelized deposit with economic channels occurring at oblique to perpendicular angles to the normal depositional axis of the B Reef. These channels are generally small measured on the latitudinal axis and highly unpredictable, thus making mining and valuation extremely difficult.
     Cash costs were U.S.$87.6 million in fiscal 2008 compared with U.S.$82.8 million in fiscal 2007 with cash costs per ounce at U.S.$756 in fiscal 2008 compared with U.S.$543 in fiscal 2007. This increase in cash cost is mainly attributable to increase in labor costs as a result of the annual wage increases.
     Tons milled from the Masimong shaft complex were 981,000 in fiscal 2009, compared with 892,000 in fiscal 2008, and ounces produced were 154,034 in fiscal 2009, compared with 116,424 in fiscal 2008. Year on year gold production increased due to an increase in tons as well as the recovered grade.
     Cash costs were U.S.$73.5 million in fiscal 2009 compared with U.S.$87.6 million in fiscal 2008 with cash costs per ounce at U.S.$476 in fiscal 2009 compared with U.S. $756 in fiscal 2008. This decrease in cash cost is mainly attributable to a 9.7% decrease in labor. Labor efficiencies contributed significantly to the improved performance. This was the first year that Masimong was fully off the Conops cycle.
     The increase in recovered grade by 0.026 ounces per ton from fiscal 2008 to fiscal 2009 can be attributed to an increase in quality mining discipline. Most notable was the 6.9% increase in MCF and a 20% increase in face grade mined. This was achieved on the back of the Masimong transformation process initiated in April 2008. Furthermore the amount of B reef mining was decreased from 25% of total mining to 16% of total mining. This step reduced the high risk with regards to grade associated with the traditionally variable B Reef ore body.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 6.4 million tons (0.984 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2021. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Masimong incurred approximately R130.3 million (U.S.$14.5 million) in capital expenditures in fiscal 2009, primarily on refrigeration infrastructure. We have budgeted a total of R238 million ($30.8 million) for capital expenditures at Masimong in fiscal 2010, primarily for upgrading of the rail bound equipment as well as for back up generators for Masimong Complex.

Virginia operations
Introduction: The Virginia operations are located in the Free State province, near Virginia and Welkom. The Virginia operations consist of the original Harmony mines, the Unisel mine, Brand shafts 1 and 3(mined from Brand 1 shaft). Mining is conducted at these operations at depths ranging from 682 meters to 2,042 meters. Ore is treated at the Central Plant and Harmony One Plant.
History: Our operations in the Free State began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, we began purchasing neighboring mine shafts. The Unisel mine was purchased in September 1996, the Saaiplaas mine Shafts 2 and 3 were purchased in April 1997, the Brand mine Shafts 1, 2, 3 and 5 were purchased in May 1998.
Geology: These operations are located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The basin, situated on the Kaapvaal Craton, has been filled by a 6-kilometre thick succession of sedimentary rocks, which extends laterally for hundreds of kilometres. The Free State goldfield is divided into two sections, cut by the north-south striking De Bron Fault. This major structure has a vertical displacement of about 1,500m in the region of Bambanani, as well as a lateral shift of 4km. This lateral shift can allow a reconstruction of the orebodies of Unisel to the west of the De Bron and Merriespruit to the east.
     A number of other major faults (Stuirmanspan, Dagbreek, Arrarat and Eureka) lie parallel to the De Bron Fault.
     Unisel and Brand are situated to the west of the De Bron. Dips are mostly towards the east, averaging 30 degrees but become steeper approaching the De Bron Fault. To the east of the fault lie Merriespruit 1 and 3 and Harmony 2 mines. These mostly dip towardsthe west at 20 degrees, although Masimong is structurally complex and dips of up to 40 degrees have been measured. Between these two blocks lies the uplifted horst block of West Rand Group sediments with no reef preserved. The western margin area is bound by synclines and reverse thrusts faults and is structurally complex. Towards the south and east, reefs sub-crop against overlying strata, eventually cutting out against the Karoo to the east of the lease area.
     Most of the Ore Resource tends to be concentrated in reef bands located on one or two distinct unconformities. A minority of the Mineral Resource is located on other unconformities. Mining that has taken place is mostly deep-level underground mining, exploiting the narrow, generally shallow dipping tabular reefs.
     The Basal Reef is the most common reef horizon and is mined at all shafts. It varies from a single pebble lag to channels on more than 2m thick. It is commonly overlain by shale, which thickens northwards.
     The second major reef is the Leader Reef, located 15-20m above the Basal Reef. This is mostly mined at the shafts to the south — Unisel, Harmony 2, Merriespruit 1 and Merriespruit 3. Further north, it becomes poorly developed with erratic grades. The reef consists of multiple conglomerate units, separated by thin quartzitic zones, often totalling up to 4 metres thick. A selected mining cut on the most economic horizon is often undertaken.
     The A Reef is a highly channelised reef. This is currently only mined at Harmony 2 and Brand. It consists of multiple conglomerate bands of up to 4m thick and a selected mining cut is usually required to optimise the orebody.
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
     The inner shaft pillar at Merriespruit 1 is being successfully mined. Approximately 70% of the pillar is mined out.
     Merriespruit 3 shaft improved its haulage and tramming conditions during fiscal 2007 and 2008, allowing the shaft to improve its safety and tonnage profile. Equipping of basal reef on 12 level took place during 2008 and limited mining of the basal reef will resume for the first time since 2002.

     Harmony 2 shaft re-started the H2 shaft pillar Leader reef exploration program in 2005, following the improvement in the gold price. This ground has been successfully mined and the extension of the pay shoot towards H3 shaft is currently being explored. The evaluation and quantification of the “A reef vent” project block were completed in 2007 (drilling etc.) and development started in 2008. Basal reef pillars belonging to Merriespruit 1 are being accessed through the shaft. The first pillar is currently being mined and equipping towards further pillars is ongoing.
     Brand 1 shaft is being utilized to mine the Brand 1 and 3 ore bodies. Major effort has been done to improve the infrastructure of the shaft, which has allowed the shaft to improve its tonnage handling to the current levels of some 44,000t per month. A loop is currently being developed in the 40 level haulage to allow access to the A reef in the Brand 3 area. This will allow improved servicing of the area and a 2.5 kilometer reduction in tramming distances. Re-equipping on 44 level is in progress to open up a Basal Reef pillar located on the Saint Helena boundary pillar. This block of ground will come into production during the course of fiscal 2010.
     Unisel mining is scattered to the south of the shaft and in the decline area towards the east of the shaft. Mining also takes place west in the Tarka block. Development is targeted towards Basal and Leader Reef channels which cut the lease area in a west to east direction. Prospecting for A and B Reefs is in progress.
     The Brand 2 and Brand 5 Shafts are currently on care and maintenance whilst Brand 5 serves as a major pumping shaft for the President Steyn, Brand, and Bambanani mining areas.
     Harmony 3 shaft is currently used only as a service shaft for pumping although some of its reserves are mined through the adjacent Harmony 2 shaft.
     In fiscal 2009, Virginia operations accounted for approximately 17% (13% in fiscal 2008 and 11% in 2007) of Harmony’s total gold production.
Safety: The safety record during fiscal 2009 in terms of LTIFR of 12.38 per million hours worked compared unfavorably to the group average of 9.35. The FFIR of 0.06 compared favorably to the group average of 0.21 for underground operations.
Plants: There are two metallurgical plants at the Free State operations, namely Central and Saaiplaas plants. A third plant, Virginia plant, was closed in fiscal 2005 and clean-up operations implemented and, during fiscal 2008, a project was initiated on the demolition of the plant which will continue through into fiscal 2010. The Central plant was commissioned in 1986 and employs CIP/CIL hybrid technology. It is currently dedicated to the treatment of both underground ore and waste rock. The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. During 2007, the ROM mills were de-commissioned and the plant started treating slime from Dam 22 and Brand A tailings storage facilities. The plant was officially re-named the Phoenix plant and currently processes reclaimed slime at 6 million tons per annum.
     The following table sets forth processing capacity and average tons milled during fiscal 2009 for each of the plants:

		Average Milled
		for the Fiscal Year
	Processing	Ended
Plant	Capacity	June 30, 2009
	(tons/month)	(tons/month)
Central	168,000	161,768
Phoenix	500,000	480,262

     In fiscal 2009, Central plant recovered approximately 93.8% of the gold contained in the ore delivered for processing and Phoenix plant, approximately 43.1%.

	Fiscal Year Ended June 30,
Virginia operations	2009	2008	2007
Production
Tons (‘000)	2,493	2,349	2,507
Recovered grade (ounces/ton)	0.104	0.106	0.106
Gold produced (ounces)	258,170	247,820	264,890
Gold sold (ounces)	259,070	250,324	266,948
Results of operations ($)
Product sales (‘000)	225,897	204,807	171,297
Cash cost (‘000)	165,274	180,133	145,739
Cash profit (‘000)	60,623	24,674	25,558
Cash costs
Per ounce of gold ($)	638	726	528
Capex (‘000) ($)	22,133	20,868	18,860
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
     Harmony 2 shaft was affected by power shortages during the third quarter of fiscal 2008 resulting in a number of lost production shifts. Coupled with this was an incident at the substation at Harmony 2 Shaft which led to a loss of two shifts in March 2008. Seismicity in high grade basal pillars leading to a drop in the face grade and production stoppages during fiscal 2008.
     Ounces produced were 247,820 in fiscal 2008, compared with 264,890 in fiscal 2007. The decrease in ounces was primarily due to a decrease in tons milled. The grade for fiscal 2008 of 0.106 ounces per ton was similar to the recovered grade for fiscal 2007.
     Cash costs were U.S.$180.1 million in fiscal 2008, compared with U.S.$145.7 million in fiscal 2007. This can be partly attributed to an increase in labor cost as well as costs at Merriespruit 1 for additional support required in the shaft pillar area and the cost related to the fire in the first quarter. Cash costs per ounce were U.S.$726 in fiscal 2008, compared with U.S.$528 in fiscal 2007. This increase was attributable primarily to increased labor rates and inflationary escalations as well as the decrease in ounces produced.
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
     Tons milled from the Virginia operations increased to 2,493,000 in fiscal 2009, compared with 2,349,000 in fiscal 2008. This is partially attributable to the fire in the Basal pillar as well as power shortages in 2008.
     Ounces produced were 258,170 in fiscal 2009, compared with 247,820 in fiscal 2008. The increase in ounces produced was as a result of improved volumes.
     Cash costs were U.S.$165.3 million in fiscal 2009, compared with U.S.$180.1 million in fiscal 2008. Cash costs per ounce was U.S.$638 in fiscal 2009, compared with U.S.$726 in fiscal 2008. This decrease was attributable primarily to higher tons produced resulting in higher ounces as well as a decrease in cash costs.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 10.4 million tons (1.3 million ounces) will be sufficient for the Virginia operations to maintain production until approximately 2015, but at a reduced rate from 2011 as some shafts are closing. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.

Capital Expenditure: Virginia incurred approximately R199 million (U.S.$22.1 million) in capital expenditures in fiscal 2009, principally for ongoing capital development. We have budgeted R162 million (U.S.$20.9 million) for ongoing capital development in fiscal 2010, as well as R30 million (U.S.$3.9 million) for maintaining/upgrading shaft infrastructure.
Target
Introduction: We acquired the Target mine when Avgold became a wholly owned subsidiary in fiscal 2004. Target is situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located at approximately latitude 28 (LOGO) 00’S and longitude 26 (LOGO) 30’E on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.
History: The Target Operations area was initially explored through surface drilling in the late 1980s with further exploration being undertaken from a 5.6 kilometers long decline, commenced in 1995, driven from 203L at Lorraine No. 1 Shaft. A positive feasibility study into the development of a 105 ktpm operation was produced in May 1998 resulting in the decision to develop the Target mine. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Lorraine mine in August 1998, the Lorraine No. 1 and No. 2 Shafts were transferred to the Target mine, becoming Target No. 1 and No. 2 Shafts, respectively. No 5 Shaft being the up-cast Ventilation Shaft.
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
     Volumes and grade were negatively affected in the first quarter of fiscal 2009 following a fall of ground in a massive high-grade stope that claimed the life of a load haul dump operator, and put this stope out of production for 18 days. Volumes were further affected by a lack of massive stope availability. Through better planning, evaluation and dedicated efforts to improve development and blasting, the process of opening up the massive stopes improved during the course of fiscal 2009. Two new massive stopes were brought into production in December 2008 and another one in March 2009, bringing the total number of massive stopes in production to four. Volumes mined increased as a result, rising by 4% year-on-year. The absence of available worked-out massive stopes in the first quarter of fiscal 2009 also had an impact on waste packing, and waste had to be tipped with reef during that period. But, concerted efforts, including back-analysis of the orebody, resulted in improved planning and the implementation of more effective control systems. Poor ventilation conditions prompted a decision to suspend development on Block 3. The focus was moved to Block 4, which is quicker to access with less development. This change also resulted in reduced capital requirements, and provided additional time to address ventilation needs. Block 3 remains an important future mining area and development will recommence on completion of the orebody re-assessment process in December 2009.
     Target also underwent significant management and operational restructuring in fiscal 2009. Mine infrastructure, including the trackless fleet, ventilation and ore transport systems and water reticulation, which had been neglected in the past, was upgraded. The trackless fleet upgrade (at a total cost of R138 million (US$15 million)) is a three-year programme which will continue until fiscal 2010. The infrastructural upgrade programme enabled the mine to maintain its current levels of production by June 30, 2009 and the benefits of this upgrade will be more fully felt in fiscal 2010. A 15-point turnaround plan is being implemented at Target. In particular, a great deal of attention is being paid to development and improving flexibility. Some of the improvements effected during fiscal 2009 started to bear results by year end.
     Following on from a revision of the Mineral Resource, the longer term planning of Target Mine is in the process of being re-evaluated. Production going forward is expected to be a steady state of 60,000 tonnes per month for the next two years after which we expect to ramp up to the 75,000 tonnes per month thereafter.
     In fiscal 2009, Target’s operations accounted for 6% of our total gold production, compared to 6% in fiscal 2007 and 4% in 2008.
Safety: Safety performance was disappointing, although significant management effort in the second half of fiscal 2009 yielded improvement. Two fatalities during the year undermined the mine’s safety track record. No falls of ground were recorded in the second half of the year, which is a considerable achievement as falls of ground had plagued the mine for the prior two years. The safety statistics at Target during fiscal 2009 in terms of LTIFR of 9.66 per million hours worked is higher than the group average of 9.35 while the FFIR of 0.4 is also higher than the group average of 0.21 and higher than the previous year.
Safety at the operation remains the number one priority and received constant and high-level attention. Problem areas are identified and the necessary actions steps are taken to address these areas.
Plants: Target Plant was commissioned in November 2001 and currently treats both underground ore and surface sources, which include both waste rock dump and plant clean up material. The process route comprise of a closed circuit SAG mill as well as a closed circuit ROM mill. Both these mills are in closed circuit with hydro-cyclones. The milling circuit is followed by thickening, cyanide leaching, CIP adsorption, elution, electro-winning, smelting and tailings disposal. Both the milling circuits are incorporated in the gravity concentration circuit and the concentrates from this circuit are processed via intensive cyanidation and electro-winning.
     The ROM mill was commissioned in November 2008 and it was installed in order to reduce the steel ball consumption on the plant. The initial objective was to save R 1.2 million (U.S.$0.13 million) on grinding media monthly, but when a review of the project was done in June 2009 it was found that the actual saving amounted to R1.4 million (U.S.$0.16 million) per month.

     The following table sets forth processing capacity and average tons milled during fiscal 2009:

Average Milled For the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2009
	(tons/month)	(tons/month)
Target Plant	105,000	103,834
     In fiscal 2009, the Target Plant recovered approximately 95.2% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Target	2009	2008	2007
Production
Tons (‘000)	710	686	904
Recovered grade (ounces/ton)	0.123	0.116	0.158
Gold produced (ounces)	87,225	79,602	142,653
Gold sold (ounces)	87,611	85,006	142,433
Results of operations ($)
Product sales (‘000)	76,435	69,469	91,228
Cash cost (‘000)	59,599	51,463	52,730
Cash profit (‘000)	16,836	18,006	38,498
Cash costs
Per ounce of gold ($)	645	716	403
Capex (‘000) ($)	37,994	35,307	16,745
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
     Ounces produced were 79,602 in fiscal 2008, compared with 142,653 in fiscal 2007. The decrease in ounces sold was negatively influenced by the lower grade. The recovery grade decreased from 0.158 ounces per ton in fiscal 2007 to 0.116 ounces per ton in fiscal 2008.
     Cash costs for Target were U.S.$51.5 million in fiscal 2008, compared with U.S.$52.7 million in fiscal 2007. This decrease was primarily attributed to lower production levels. Cash costs per ounce were U.S.$716 in fiscal 2008, compared with U.S.$403 in fiscal 2007. This increase was attributable primarily to a lower recovery grade.
     Tons milled from the Target shaft increased from 686,000 in fiscal 2008 to 710,000 in fiscal 2009. Target experienced a number of issues impacting on production. These include:
•	infrastructural problems with the belts, fridge plants and other environmental infrastructure, resulting in higher face temperatures and lower efficiencies.

•	water handling.

•	low availability of massive stopes.
     The conveyor belt system was extensively rehabilitated during the course of fiscal 2009. An executive audit was done by Good Year which formed the basis of the rehabilitation plan that was implemented. The belt availability and reliability has increased. The crusher plant, which feeds the belts, is in the process of rehabilitation.
     Electrical reticulation to the mining areas is currently being updated with substations being reviewed for compliance purposes. The process is expected to be completed by December 2009.

     During 2009 a campaign was started to update the reticulation, clean out the dams and getting the dewatering equipment to a standard. In addition to updating the reticulation in the mining areas, flow meters and dual pressure reducing valve systems are being installed to better understand, measure and manage the water usage in the actual workplaces. This campaign is currently in progress and is expected to be completed by September 2009.
     Availability of massive stopes has been improved with increased focus on planning and development.
     Tons milled increased from 686,000 in fiscal 2008 to 710,000 tons in fiscal 2009. This was primarily due to the new massive stopes being brought into production during fiscal 2009. Ounces produced were 87,225 in fiscal 2009, compared with 79,602 in fiscal 2008. The increase in ounces produced was due to higher milled tonnages and improved recovered grade.
     The recovery grade increased marginally from 0.116 in fiscal 2008 to 0.123 in fiscal 2009. A major review of the geological modeling and evaluation of Target’s Mineral Resource is in progress and has resulted in a greater understanding of the available ore-body and improved valuation. This process will be completed in December 2009.
     Cash costs for Target was U.S.$59.6 million in fiscal 2009, compared with U.S.$51.5 million in fiscal 2008. This increase was primarily attributed to increased tonnages produced, increase in total employees costed and inflationary cost increases. Cash costs per ounce were U.S.$645 in fiscal 2009, compared with U.S.$716 in fiscal 2008. This reduction was due to higher gold production.
Capital Expenditure: Target incurred approximately R342 million (U.S.$38 million) in capital expenditures in fiscal 2009, principally for on-going underground development, access development to Block 3, continuing replacement of the underground vehicle fleet and infrastructural rehabilitation.
     Development of the new decline to access the Block 3 area, which represents a significant portion of our future Reserves, was paused in December 2008 due to infrastructural constraints. Continuation of the Block 3 project is anticipated in January 2010. For fiscal 2010, we have budgeted R257 million (U.S.$33.3 million) for capital expenditure, primarily for ongoing development.
Evander Operations
Introduction: The Evander operations are located in the province of Mpumalanga in South Africa and comprise of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines into a mining right of 36,898 hectares and additional adjacent Prospecting Rights comprising 19,933 hectares. Mining at the Evander operations is conducted at depths ranging from 300 meters to 2,300 meters.
History: Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of the depletion of ore reserves, all four mining areas were merged to form Evander Gold Mines. In August 1998, Harmony acquired Evander as a wholly-owned subsidiary.
Geology: The area covered by Evander’s mining authorization and mineral rights is situated within the Evander basin. The Evander Basin is a tectonically preserved sub-basin outside the main Witwatersrand Basin and forms an asymmetric syncline, plunging to the north-east. It is structurally complex with a series of east-north-east striking normal faults. At the south-east margin of the basin, vertically to locally overturned reef is present. The only economic reef horizon exploited in the Evander Basin is the Kimberley Reef. The Intermediate Reef is generally poorly mineralised, except where it erodes the sub-cropping Kimberley Reef in the south and west of the basin.
Mining Operations: The Evander operations are primarily engaged in underground mining but a limited amount of surface material, containing gold, from the surface cleanup operations also processed. These operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and high rock stress related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. In fiscal 2004, an agreement was reached with the unions for the implementation of Conops at Evander. Downsizing and restructuring of the 7 Shaft area resulted in labor surpluses and it was also decided to stop Conops in fiscal 2008 at Evander 5 shaft. Parts of Evander 8 shaft continue to work on Conops.

     Production at the Evander operations was disappointing in fiscal 2009. Production remained constrained by environmental conditions at Evander 8 shaft for most of the year. The raise borehole to supply cool air to 24 level from 17 level (thus improving working conditions), was completed later than planned (in the third quarter of fiscal 2009) and is expected to result in improved production going forward. Flooding of the pump chamber at Evander 2 resulted in a two-week production delay at both Evander 2 and 5.
     At Evander 2 in particular, high waste dilution, lower grade and logistical constraints further hampered production. While actions have been implemented to improve the underperformance at these shafts, restructuring may be unavoidable. Having undergone operational restructuring in fiscal 2008, performance at Evander 7 was much improved for most of the year. Volumes and grades increased and the life-of-mine was extended by an additional 12 months. However, lower volumes from the vamping section and a stope panel that could not be mined for safety reasons, resulted in lower production in the fourth quarter of 2009. As a result of these factors, volumes decreased by 14%. This, together with poor performance in the higher grade areas of Evander 8 and 2 shafts, as well as under-performance on the MCF at Evander 2 and 5 shafts, resulted in a decrease in gold production of 18%.
     Surface material from the footprint of the old Leslie Plant and from waste rock dumps was also processed during fiscal 2009. The tons treated produced 4,147 ounces of gold and generated additional revenue of U.S.$3.6 million. Additional production from surface sources is planned for fiscal 2010.
     Potential exists at several areas in Evander:
Evander South
•	Project currently at an exploration stage following the prefeasibility study.

•	Surface exploration drilling for phase one is progressing as planned and is intended to improve the quality of and confidence in the geological model and resource estimates.
Shaft 7 portion of the 2010 Payshoot
•	Project at exploration stage following the geological study.

•	Underground development, to be used as an underground drilling platform, advanced 233 meters (or 19%). This is intended for investigation of the 7 Shaft flank of the postulated 2010 payshoot.

•	Feasibility study to follow, pending confirmation of the ore resource in this area.
Twistdraai and Shaft 6
•	Joint Venture with the African Precious Minerals (“APM”) was formed to explore these two target areas.

•	APM will earn in the 52% equity stake upon completion of the full bankable feasibility study for each area.

•	The geological studies are under way and drilling will commence in fiscal 2010.
Rolspruit
•	This is a future mining area on the downdip extension of the 8 shaft payshoot.

•	Synergies with the current 8 Shaft deepening are being considered.

Poplar
•	Surface exploration drilling is required to bring this project into the full bankable feasibility study.

•	The surface exploration drilling at Evander South is likely to produce information that will enhance the Poplar geological interpretation.
     In fiscal 2009, the Evander operations accounted for approximately 12% (12% in fiscal 2008 and 10% in fiscal 2007) of Harmony’s total gold production.
Safety: Evander 2 and 5 shafts won the Safety Achievement Flag presented by the Mine Health and Safety Council for 2008. Evander 8 shaft achieved 1.5 million fatality-free shifts during the year, while both the Winkelhaak Plant and the Evander operations as a whole achieved one million fatality-free shifts. Evander 7 shaft was accident-free for nine months. Regrettably, however, there were two fatalities in one incident at the Evander operations during fiscal 2009 as compared to one in fiscal 2009. The FFIR per million hours worked was 0.17, a deterioration on the performance of 0.07 in fiscal 2008, while the LTIFR of 10.16 was a substantial improvement on the 16.64 reported in fiscal 2008. Behaviour-based safety initiatives have been introduced at Evander to further improve safety performance.
Plants: Evander has one active processing plant, the Kinross-Winkelhaak plant, which is operated as two geographically distinct sections. Ore from Evander 7 and 8 is hoisted directly to and treated at the Kinross plant, which is a hybrid CIP/CIL plant. All of the ore from Shafts 2 and 5 is milled and thickened at the Winkelhaak plant, and the slurry is pumped to the Kinross plant for further processing.
     The following table sets forth processing capacity and average tons milled during fiscal 2009 for the operating plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2009
	(tons/month)	(tons/month)
Kinross-Winkelhaak	200,000	99,083
     In fiscal 2009, the plant at Evander operations recovered approximately 96.4 % of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Evander operations	2009	2008	2007
Production
Tons (‘000)	1,241	1,447	1,667
Recovered grade (ounces/ton)	0.153	0.160	0.141
Gold produced (ounces)	190,075	231,799	235,857
Gold sold (ounces)	195,668	240,037	235,443
Results of operations ($)
Product sales (‘000)	168,180	192,978	151,039
Cash cost (‘000)	110,869	125,995	113,348
Cash profit (‘000)	57,311	66,983	37,691
Cash costs
Per ounce of gold ($)	572	526	495
Capex (‘000) ($)	23,352	33,388	28,389
     Tons milled at the Evander operations were 1,447,000 in fiscal 2008, compared with 1,667,000 in fiscal 2007, and ounces produced were 231,799 in fiscal 2008, compared with 235,857 in fiscal 2007. The decrease in tons milled is partially attributable to the reduction of the development at Evander 7 in November 2007 and the closure of the pillars in the old mine in February 2008. At Evander 8, tons milled decreased by 113,000 tons due to poorer environmental conditions in the decline area which affected mining from this area. The shaft is currently busy with a raise-borehole from 17 Level to 24 Level which will alleviate the medium term ventilation constraints. Recovered grade was 0.160 in fiscal 2008, compared with 0.141 in fiscal 2007. The higher recovered grade is partially due to an improvement of the MCF at Evander 5 from 70.5% in 2007 to 71.7% in 2008, as well as mining in higher grade areas at the shaft. At Evander 7 and 8, the closure of the more marginal pillar sections and focusing on the higher grade decline sections also contributed to the higher recovered grade.
     The increase in cash costs from U.S.$495 per ounce in fiscal 2007 to U.S.$526 per ounce in fiscal 2008 was attributable primarily due to the increase in cash costs from U.S.$113.3 million in fiscal 2007 to U.S.$125.9 million in fiscal 2008 as result of labor increases and inflation on consumables and electricity increases in excess of current inflation and lower ounces produced.
     Tons milled at the Evander operations were 1,241,000 in fiscal 2009, compared with 1,447,000 in fiscal 2008, and ounces produced were 190,075 in fiscal 2009, compared with 231,799 in fiscal 2008. The decrease in tons milled is partially attributable to the reduction of the development at Evander 7 in November 2007 and the closure of the pillar section in February 2008. At Evander 8, tons milled decreased by 56,000 tons due to unfavorable environmental conditions in the decline area that affected mining from this area. The shaft completed a raise-borehole from 17 Level to 24 Level during fiscal 2009 that enables chilled ventilation to reach 24 level on the decline directly which alleviated the medium term ventilation constraints. Recovered grade was 0.153 ounces per ton in fiscal 2009, compared with 0.160 ounces per ton in fiscal 2008. The lower recovered grade is partially due to deterioration in the MCF at Evander 5 from 71% in 2008 to 61% in 2009.
     The increase in cash costs per ounce from U.S.$526 per ounce in fiscal 2008 to U.S.$572 per ounce in fiscal 2009 was attributable primarily to the decrease in gold ounces produced in fiscal 2009 compared to fiscal 2008 due to the successful restructuring and downscaling at Evander 7 that was implemented in January 2008. Cash costs decreased from U.S.$125.9 million to U.S.$110.9, primarily as a result of the closure of Evander 7.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 11.0 million tons (1.9 million ounces) (excluding the below infrastructure reserves) will be sufficient for the Evander operations to maintain production until approximately fiscal 2027 at Evander 8, as the other shafts will have reached end of life prior to then. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R210.1 million ($23 million) in capital expenditures at the Evander operations in fiscal 2009. The expenditure was primarily for ongoing development, abnormal expenditure for the upgrading of the infrastructures as well as phase 6 of the No 2 Decline at Evander 8 and 2 ventilation bore holes. Harmony budgeted R181 million ($23.4 million) for capital expenditures in fiscal 2010 primarily for ongoing development and the upgrading of major equipment. Included is also an amount for a Ventilation project at Evander 8 and a feasibility study for phase 7 of the No 2 decline project.
Other — Underground
Introduction: Other — Underground consists of several shafts, including Joel and St Helena. As the most significant portion of the results from this segment is attributable to Joel, we have only disclosed the relevant information for Joel. Joel mine, which is located in the Free State, near the town of Theunissen, on the south-western edge of the Witwatersrand Basin, comprises two shafts. Ore mined is transported to Central Plant some 38 kilometres away for processing, although the Joel Plant is in the process of being recommissioned and should come into operation in November 2009.
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
     Scattered mining takes place on the Beatrix Reef, down to a depth of some 1,400 metres. Upgrading of the infrastructure at North Shaft is currently in progress.
     Joel was beset by a series of operational problems that were consistently addressed during fiscal 2009 and overall performance improved substantially year-on-year. The effects of the seismic event in the fourth quarter of fiscal 2008, that closed access to the four highest grade panels at the mine, continued into fiscal 2009. Access to these panels was re-established in November 2008, and extra vamping was undertaken to compensate for the loss of volumes. Winder, loading and water problems were experienced during fiscal

2009, hampering production. The north shaft winder rehabilitation programme was completed in the third quarter of 2009, and it is expected that winder stoppages will be reduced in the future. The replacement of shaft guide ropes and the installation of pipes from 137 to 145 level to clean the north shaft bottom further exacerbated these production constraints. Lock-up tons, as a result of past winder problems, continued to be cleared. Water still hampered development at 129 level where a system of dykes had to be negotiated and structures were put in place to ensure cover drilling and sealing operations took place. By year-end, development had advanced through most of the water-bearing structures, which will improve matters in fiscal 2010. Although some water may still be encountered in the main haulage, it will be less of a problem. The Klippan wash-out which was encountered to the east of Joel, has moved slightly further east enabling the development of two additional raise lines, which will assist in the build-up of production on 129 level.
     The Joel Plant will be recommissioned in November 2009. This will reduce transport costs and create the capacity to treat 44,000 tons of the waste rock dump material at Joel.
     During fiscal 2009, Joel accounted for 4% of our total gold production (3% in fiscal 2007 and fiscal 2008).
Safety: Safety performance at Joel continued to be exemplary. Joel has operated for two years and three months without a fatal accident, and has not had a fall of ground accident in over 18 months. During fiscal 2009, the LTIFR at Joel of 2.59 per million hours worked compared favorably with the group average of 9.35. The FFIR at Joel of 0.00 compared favorably with the group average of 0.21.
Plants: The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and place the plant under care and maintenance. A feasibility study has been completed and the Joel plant will again start operating from October 2009. Initially surface sources will be treated and from November 2009 Joel’s underground ore will be treated.
Production analysis:

	Fiscal Year Ended June 30,
Joel	2009	2008	2007
Production
Tons (‘000)	566	449	504
Recovered grade (ounces/ton)	0.116	0.133	0.159
Gold produced (ounces)	65,684	59,557	79,894
Gold sold (ounces)	64,784	61,215	79,927
Results of operations ($)
Product sales (‘000)	55,862	51,557	50,839
Cash cost (‘000)	40,649	39,131	33,412
Cash profit (‘000)	15,213	12,426	17,427
Cash costs
Per ounce of gold ($)	636	638	428
Capex (‘000) ($)	6,183	5,375	3,911
     Tons milled from Joel shaft decreased to 449,000 in fiscal 2008, compared with 504,000 in fiscal 2007. Tons milled were negatively influenced in fiscal 2008 due to the fact the rehabilitation work on North Shaft was only completed at the end of October 2007. Consequent teething problems also impacted here, for instance shaft bottom cleaning, installation of ventilation pipes on the platform, winder motor burnout which resulted in a delay as another motor had to be sourced from Anglogold. Ounces produced were 59,557 in fiscal 2008, compared with 79,894 in fiscal 2007. The decrease in tons negatively influenced ounces produced. Recovered grade decreased to 0.133 ounces per ton in fiscal 2008 compared with 0.159 in fiscal 2007.
     Cash costs for Joel increased to U.S.$39.1 million in fiscal 2008, compared with U.S.$33.4 million in fiscal 2007. This increase was due to wage and salary increases granted to labor as well as an increase in skilled labor complement to address the skills shortage at Joel. As Joel does not have its own plant, ore is transported to a plant in Virginia, which is 33 kilometers away. This is done by means of trucks. Due to the increase in the diesel price, a fuel levy was charged to compensate the cartage contractor for the fuel price increases. This also resulted in increased costs. Cash costs per ounce were U.S.$638 in fiscal 2008, compared with U.S.$428 in fiscal 2007. This increase was primarily attributable to the decreased tonnage due to the re-equipping whereafter the shaft was not fully operational for the first two quarters of fiscal 2008.

     The increase in tons milled from 449,000 in fiscal 2008 to 566,000 in fiscal 2009 is due to the rehabilitation work on North Shaft. Further work was done to improve the smooth operation which included the reconditioning of the liquid controller, installing an additional cooling tower, increasing the lubrication intervals of the guide ropes and the changing of the guide ropes on the south side. There was also a significant increase in square meters from 60,752 in fiscal 2008 to 83,413 in fiscal 2009.
     Grade was affected by the loss of two high-grade raise lines which necessitated a move to lower grade raise lines. Higher than expected stoping widths were encountered which affected the face grade. Joel has a centralized high grade area with the outskirts being of lower grade. Due to flexibility and availability constraints Joel was forced to move to the outskirts therefore causing a lower recovery grade.
     Ounces produced were 65,684 in fiscal 2009, compared to 59,557 in fiscal 2008. This was mainly due to higher tons milled.
     The increase in cash costs from U.S.$39.1 million in fiscal 2008 to U.S.$40.6 million in fiscal 2009 is due to wage and salary increases granted. The labor complement also increased by 9% to accommodate an increase in stoping panels from 16 to 18. Development labor also increased as development meters increased from 2,141 metes in 2008 to 3,554 meters in 2009. An afternoon shift was also introduced to reduce the underground lockup tons. This was done with contract labor, which increased the contractor costs. There was a substantial increase in electricity charges, which came about due to the electricity shortage experienced.
     Cash costs per ounce were U.S.$636 in fiscal 2009, compared with U.S.$638 in fiscal 2008. The decrease was primarily attributable to the increase in tonnage due to the increase in square meters in 2009 compared to 2008 as well as a decrease in lockup tons year on year.
     The rock hoisting capacity at Joel is 60,000 tons per month. The average tons milled in fiscal 2009 was 47,170 tons per month.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable ore reserves of 3.5 million tons (0.565 million ounces) will be sufficient for Joel to maintain underground production until approximately 2017. Any future changes to the assumptions upon which the ore reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Joel incurred R56 million (U.S.$6 million) in capital expenditures in fiscal 2009 on development on 129 level, general replacement and maintenance. Capital budgeted is R67 million (U.S.$8.7 million) primarily for deepening the lift shaft from 121 level to 129, to enable mining on 129 level and to equip it, as well as North Shaft shaft bottom cleaning.
Other — Surface
Introduction: Other — Surface consists of Kalgold, Phoenix and the surface operations owned by the Freegold, Avgold and Evander companies. As the results of operations for Other — Surface consists primarily of the results from Kalgold and Phoenix, these two operations have been discussed separately.
Kalgold
Introduction: Harmony’s only open pit mining operation in South Africa is the Kalgold gold mine that is situated 60 kilometers south of Mafikeng in the North West Province of South Africa. Through Kalgold, Harmony also control extensive mineral rights on the Kraaipan Greenstone Belt in the North West Province of South Africa.
History: Harmony acquired Kalgold on July 1, 1999 and fully incorporated Kalgold into its existing operations in October 1999. Prior to Harmony’s acquisition of the Kalgold mine, the mine had already been in operation for three years.
Geology: The Kalgold operation is located within the Kraaipan Greenstone Belt, 60km south of Mafikeng. This is part of the larger Amalia-Kraaipan Greenstone terrain, consisting of north trending linear belts of Archaean meta-volcanic and metasedimentary rocks, separated by granitoid units. Mineralization occurs in shallow dipping quartz veins, which occur in clusters or swarms, within the steeply dipping magnetitechert banded iron formation. Disseminated sulphide mineralization, dominated mostly by pyrite, occurs around and between the shallow dipping quartz vein swarms. The D Zone is the largest orebody encountered and has been extensively mined within a single open-pit operation, along a strike length of 1,300m. Mineralization has also been found in the Mielie Field Zone (adjacent to the D Zone), the A Zone and A Zone West (along strike to the north of the D Zone), and the Watertank and Windmill areas to the north of the A Zone.

     Mining Operations: The Kalgold operation is engaged in open-pit mining. This operation is subject to the open cast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent ore reserve management. The processing design capacity of the Kalgold operation is 150,000 tons per month. The average tons milled in fiscal 2009 were 128,387 tons per month. Although milled tons were below capacity, this was as a result of rains that affected throughput in the plant due to oxidized material being mined from Watertank pit.
     Volumes processed at Kalgold for fiscal 2009 were similar to fiscal 2008, despite technical problems (failure of a bearing on the C-mill), disruption to power supply as a result of excessive thunderstorm activity, excessive rain and delays caused by chokes in the crushers as a result of the high clay content of ore mined from the weathered zone in the Watertank pit. However, gold production declined by 30%, owing largely to the 30% decline in grade as operations at the high-grade D Zone pit came to an end in March 2009. Nonetheless, this zone was mined for six months longer than scheduled. Mining now takes place at the lower-grade Watertank satellite pit.
     In fiscal 2009, the Kalgold operations accounted for approximately 4% (5% in fiscal 2008 and 2% in fiscal 2007) of our total gold production.
Safety: The Kalgold operations had a LTIFR of 2.9 per million hours worked in fiscal 2009, and recorded no fatal accidents in fiscal 2009. Kalgold achieved 2,000,000 fatality free shifts on October 7, 2008.
Plants: Ore is trucked from the pit and is directly tipped into the feed bin of the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to between 70-80% less than 75 micron for the leaching process.
     The following table sets forth processing capacity and average tons milled during fiscal 2009 for the plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2009
	(tons/month)	(tons/month)
CIL	150,000	128,387
Heap Leach(1)	—	—

(1)	Active use of heap leaching was discontinued in July 2001.

     In fiscal 2009, the plant at our Kalgold operations recovered approximately 87.5% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Kalgold	2009	2008	2007
Production
Tons (‘000)	1,700	1,687	1,740
Recovered grade (ounces/ton)	0.038	0.055	0.033
Gold produced (ounces)	64,784	92,229	56,714
Gold sold (ounces)	66,841	93,172	56,135
Results of operations ($)
Product sales ($) (‘000)	56,915	76,685	35,743
Cash cost ($) (‘000)	32,390	38,272	27,218
Cash profit ($) (‘000)	24,525	38,413	8,525
Cash costs
Per ounce of gold ($)	506	401	506
Capex ($) (‘000)	1,090	1,347	376
     Tons milled decreased from 1,740,000 in fiscal 2007 to 1,687,000 in fiscal 2008. Ounces produced increased to 92,229 in fiscal 2008, compared with 56,714 in fiscal 2007, primarily due to the higher grade mined from the D Zone pit. The recovered grade increased to 0.055 in fiscal 2008, compared with 0.033 in fiscal 2007.
     Cash costs increased from U.S.$27.2 million in fiscal 2007 to U.S.$38.3 million in 2008 as result of the write off of the deferred stripping account as mining in the D-zone pit reached completion. In spite of this, cash costs at Kalgold were U.S.$401 per ounce in fiscal 2008, compared with U.S.$506 per ounce in fiscal 2007. The decrease was mainly due to the increase in ounces produced as a result of higher recovered grade.
     Tons milled increased from 1,687,000 in fiscal 2008 to 1,700,000 in fiscal 2009. Ounces produced decreased to 64,784 in fiscal 2009, compared with 92,229 in fiscal 2008, due to a lower recovered grade.
     Cash costs decreased from U.S.$38.3 million in fiscal 2008 to U.S.$32.4 million in 2009 mainly due to the deferred stripping write off from the previous financial year.
     The processing design capacity of the Kalgold operation is 150,000 tons per month. The average tons milled in fiscal 2009 were 128,387 tons per month.
     Active use of heap leaching was discontinued in July 2001; however, Harmony expects to put the material on the heap leach pad through the processing mills at the end of the life of mine to recover the residual gold. Although the heapleach was actively stopped in July 2001, some tonnage was fed through on an adhoc basis as a contingency during the rain season and because of the difficulty of feeding oxidized material from the new Watertank pit through the crushers circuit.
     Assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proven and probable ore reserves of 27.1 million tons (0.732 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2024. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R9.8 million (U.S.$1.1 million) in capital expenditures at the Kalgold operations in the fiscal 2009. Harmony budgeted R12 million (U.S.$1.5 million) for capital expenditures in fiscal 2010, primarily for exploration drilling, preparation of the new pits for mining and replacing some of the plant structures.

Phoenix
Introduction: Phoenix is a tailings retreatment operation, located at Virginia and adjacent to our current and historical mining operations in the Free State province.
History: The project commenced during fiscal 2007 and is aimed at treating the surface sources from our operations in the Free State province.
Safety: Safety at the Phoenix operations improved year-on-year. The LTIFR improved by 27% to 3.09 per million hours worked (2008: 4.23). There were no fatalities.
Mining operations: Slimes tonnage reclamation decreased during fiscal 2009, to an average of 479,863 tons per month by year end. The focus during the year was on improving efficiencies, recoveries and ultimately profitability.
     Fiscal 2009 was characterized by severe downward pressure on recovered grades, which impacted directly on the profitability margin. Problems were experienced with lower-than-expected grades at one of the dams being processed on the Phoenix tailings retreatment programme. Several projects were launched to increase the recoveries, but without success, mineralogical analysis conducted at Mintek revealed that the gold particles are extremely fine (5 -10 micron) and totally occluded in silica. Because no milling of the slime takes place prior to treatment, the extraction of these gold particles will remain problematic. The mining plan was consequently amended, as a result of which grades are expected to increase in fiscal 2010. Problems were also experienced regarding water availability and contractor labour issues. Slime deposition capacity constraints played a major factor in the treatment capacity of Phoenix during fiscal 2009, two new deposition sites were earmarked for use by Phoenix late in fiscal 2009. These Tailing Storage Facilities (“TSF’s”) are due for commissioning in August 2009.
During fiscal 2009, Phoenix accounted for 1.4% of our total gold production (1.7% in 2008 and less than 1% in fiscal 2007).
Production analysis:

	Fiscal Year Ended June 30,
Free State (Phoenix)	2009	2008	2007
Production
Tons (‘000)	6,578	7,033	2,368
Recovered grade (ounces/ton)	0.003	0.005	0.009
Gold produced (ounces)	22,345	32,215	21,346
Gold sold (ounces)	22,345	32,215	21,348
Results of operations ($)
Product sales (‘000)	19,448	26,247	13,628
Cash cost (‘000)	11,924	12,286	6,489
Cash profit (‘000)	7,524	13,961	7,139
Cash costs
Per ounce of gold ($)	534	381	293
Capex (‘000) ($)	0.279	0.492	—
     Tons treated from Phoenix were 7,033,000 in fiscal 2008, compared with 2,368,000 in fiscal 2007. Ounces produced increased to 32,215 in fiscal 2008, compared with 21,346 in fiscal 2007, primarily due to the increase in tons treated. The recovered grade decreased from 0.009 in fiscal 2007 to 0.005 in fiscal 2008. The grade of the tons treated is dependent on the time at which the original deposition was done.
     Cash costs were U.S.$12.3 million in fiscal 2008, compared with U.S.$6.5 million in fiscal 2007, primarily due to the increase in volumes as well as the higher costs of reagents. Cash costs per ounce increased during fiscal 2008 to U.S.$381 per ounce, compared with U.S.$293 in fiscal 2007 due to increase in volume and increase in transport rates and the price of consumables.

     Tons treated from Phoenix decreased to 6,578,000 tons in fiscal 2009, compared with 7,033,000 in fiscal 2008. Ounces produced decreased to 22,345 ounces in fiscal 2009, compared with 32,215 in fiscal 2008, primarily due to the decrease in tons treated as well as the lower recovery grade.
     Cash costs decreased to U.S. $11.9 million in fiscal 2009 from U.S.$12.3 million, despite the increase in some reagent costs, rising by as much as 40%. Cash costs per ounce increased to U.S. $534 per ounce, primarily due to the decrease in ounces produced for fiscal 2009.
Capital Expenditure: We incurred approximately R2.5 million (U.S.$0.3 million) in capital expenditures at the Free State operations in fiscal 2009. For 2010, R8.7 million (U.S. $0.9 million) is planned for capital for screens and bund wall repairs as well as upgrade of equipment.
Cooke operations
Introduction: The Cooke operations are located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg.
     During fiscal 2008, an agreement was entered into for the sale of the Cooke operations, together with the associated surface assets. As a result, the assets and related liabilities were classified as held-for-sale and the results from operations have been included under “Discontinued Operations” in the income statement. On November 21, 2008, the conditions precedent were fulfilled and the sale of an effective 60% interest in the operations was recognized. The discussion below relates to the period up to the effective date of the sale.
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
     The Cooke assets and related liabilities were classified as a disposal group and held-for-sale during fiscal 2008.
     We incurred R53.7 million (U.S.$7.4 million) in capital expenditure in fiscal 2008 at Cooke 3 Shaft for accessing the reserves in the 128 South Area to extend the life of mine reserves. The area contains an estimated total in situ resource of approximately 4.9 million tons at 5.5 grams per ton. It is intended to extract the UE1A reef band which is mainly a conglomerate type reef.
     Production at the Cooke operations was negatively affected in fiscal 2008 by a change in the mining mix, with less ore from the high grade VCR reef at Cooke 3 shaft and lower than expected grades from 128 South project at Cooke 3 shaft and from the 90 North 6 area at Cooke 2 shaft. The power shortages during the third quarter in 2008 also impacted negatively on volumes.
     During fiscal 2009, the Cooke operations accounted for 5% (10% and 12% in 2007 and 2008, respectively) of our total gold production.

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
Production analysis:

	Fiscal Year Ended June 30,
Cooke operations	2009(1)	2008	2007
Production
Tons (‘000)	1,419	3,905	2,327
- Underground	514	1,322	1,432
- Surface	905	2,583	895
Recovered grade (ounces/ton)	0.057	0.060	0.105
- Underground	0.137	0.152	0.155
- Surface	0.011	0.013	0.025
Gold produced (ounces)	80,377	236,170	244,056
- Underground	70,378	201,884	221,463
- Surface	9,999	34,286	22,593
Gold sold (ounces)	85,746	236,242	243,219
- Underground	75,747	201,939	224,245
- Surface	9,999	34,305	18,974
Results of operations ($)
Product sales(‘000)	68,204	193,613	154,711
Cash cost (‘000)	49,625	121,978	117,603
Cash profit (‘000)	18,579	71,635	37,108
Cash costs
Per ounce of gold ($)	644	511	475
- Underground	613	545	497
- Surface	868	525	256
Capex (’000) ($)	9,655	22,357	19,494

(1)	As the operations were sold on November 21, 2008, the results are for the five months then ended and are not comparable with the prior years.
     During fiscal 2008, the assets and related liabilities for Cooke 1, 2 and 3 as well as the Cooke plant were classified as a disposal group and are held-for-sale. The results from the operations were also classified as discontinued operations in the income statement. The table above and the discussion below include the results of the surface operations. A comparison between the results for fiscal 2008 and 2009 has not been presented as the results for fiscal 2009 are only for the five months to November 2008.
     Tons milled were 3,905,000 in fiscal 2008, compared with 2,327,000 in fiscal 2007, and ounces produced were 236,170 in fiscal 2008, compared with 244,056 in fiscal 2007. The increase in tons milled can mainly be attributed to the Cooke plant, used for the treating of tailings from sand surface dumps, coming into full production during fiscal 2008. The plant is treating on average 215,000 tons per month. This was offset by a decrease in tons milled from underground due to the stopping of Conops, electricity constraints and a reduction in volume from Cooke 1. The decrease in ounces sold was primarily due to lower volumes from underground as a result of the reasons mentioned above. The recovery grade from surface decreased from 0.025 in fiscal 2007 to 0.013 in fiscal 2008, mainly due to the replacement of higher grade waste rock with lower grade sand from Dump 20.
     Cash costs per ounce of gold were U.S.$511 in fiscal 2008, compared with U.S.$475 in fiscal 2007. The increase was influenced by decreased efficiency of the machinery in the Trackless areas, increased maintenance cost on those machines, increases in the costs of labor and supplies and the effect of inflation on supply contracts also negatively affected cash costs.

Other — Discontinued operations
Introduction: The results of operation from Other — Discontinued Operations consists of results from the Orkney operations and South Kalgoorlie. South Kalgoorlie formed part of our International operations. Refer to “Western Australia” below for a discussion on its operations and results. In fiscal 2007, Mount Magnet, a part of our International operations, was classified as held-for-sale and as discontinued operations, and its results were presented as such for all periods shown. In fiscal 2009, as a result of the Mount Magnet operations ceasing to be classified as held-for-sale, the results of its operations were reclassified as continuing operations. All periods shown have been re-presented for this change.
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
     For fiscal years 2008 and 2007, the Orkney operations accounted for approximately 5% of our total gold production.
Plants: Ore from the Orkney operations was treated at Vaal River Operations’ (“VRO”) No. 1 Gold Plant (of Anglogold). Various agreements between us and VRO governed the supply and quality of the ore and gold apportionment.
Production analysis:

	Fiscal Year Ended June 30,
Orkney operations	2009	2008(1)	2007
Production
Tons (‘000)	—	571	947
Recovered grade (ounces/ton)	—	0.100	0.126
Gold produced (ounces)	—	46,655	119,061
Gold sold (ounces)	—	57,132	119,109
Results of operations ($)
Product sales (‘000)	—	42,810	75,499
Cash cost (‘000)	—	51,482	64,603
Cash (loss)/profit (‘000)	—	(8,672)	10,896
Cash costs
Per ounce of gold ($)	—	1,093	544

Capex ($)	—	3,579	15,119

(1)	The results are for the eight months ended February 2008.
     The Orkney operations were sold to Pamodzi during fiscal 2008 and therefore the results for fiscal 2008 are only for eight months and are not comparable with fiscal 2007.

International Mining Operations
Western Australia Operations
     During fiscal 2008, we entered into an agreement with Monarch for the sale of our Mount Magnet operations. However, subsequent to fiscal 2008 year-end, we were advised that Monarch had placed itself in voluntary administration and, on August 1, 2008, the Administrator indicated that Monarch will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. We have since resumed management of the Mount Magnet operations. The sales process was resumed but due to various factors (conditionality of contracts and the impact of the global financial crisis) could not be finalized by the end of fiscal 2009. The conditions put on indicative offers related mainly to performing a successful feasibility study which will prolong the sales process and the realization of the sales proceeds. To remove this condition from prospective buyers’ offers, we started an intensive drilling program at Mount Magnet to be able to provide a Life of Mine model. As a result the Mount Magnet disposal group is therefore no longer disclosed as held-for-sale as at 30 June 2009 and we have re-classified the Mount Magnet operations to Continuing Operations. The comparative income statement and cash flow related note information has been adjusted to reflect this.
     As of June 30, 2009, our Western Australian operations had 13 employees (these include care and maintenance and exploration personnel on the Mount Magnet site).
     In fiscal 2009, our Australian operations accounted for 0% of our total gold production, as compared to 5% in fiscal years 2007 and 2008.

Mount Magnet Operations
Introduction. In 2002, we acquired Mount Magnet as part of the Hill 50 transaction. In fiscal 2009, Mount Magnet’s operations accounted for approximately 0% of our total gold production, as compared to 6% and 4% respectively in fiscal years 2007 and 2008. This change was the result of the site being placed on care and maintenance as from December 31, 2007.
History: Mining at Mount Magnet began after the discovery of gold in 1896. From that time to June 30, 2009, the Mount Magnet area has produced approximately 6 million ounces. The most recent Mount Magnet operations commenced production in the late 1980s on the Hill 50 and Star underground mines and nearby open-pits, and the processing of low grade ore from previously accumulated stockpiles. Production ceased at the Star underground mine in June 2005. The Star underground mine was subsequently replaced by St. George, a new underground mine. The Mount Magnet site was put on care and maintenance as from December 31, 2007.
Geology: The Mount Magnet operations are located near the town of Mount Magnet in the Murchison region, some 600 kilometers northeast of Perth. The geology consists of folded basaltic and komatiitic greenstones with intercalated banded iron formations and volcaniclastic units. In addition to having been intensely folded, the area has undergone substantial faulting and later intrusion by felsic intrusives. Mineralization within the Murchison belt consists of sulphide replacement style (characteristic of the Hill 50 mine) and quartz lode and shear-hosted hydrothermally emplaced bodies proximal to fault conduits. Smaller stockwork bodies within felsic intrusives are also common. As is typical of the Archaean Shield, the deep weathering profile at Mount Magnet has resulted in supergene enrichment and hypogene dispersion of gold in the oxidizing environments. These effects lend themselves well to the process of small scale open-pit mining. Historically underground mining of primary lodes was the largest contributor to Mount Magnet’s gold production.
Mining Operations:. The Mount Magnet operations were engaged in underground, open-pit and waste rock mining prior to site closure. These operations are subject to the underground, open-pit, and waste rock mining risks detailed in the Risk Factors section.
     Underground operations at Mount Magnet consisted of the Hill 50 and St. George mines, each of which operated a decline. The Hill 50 mine, which approached 1,525 meters in depth, was one of Australia’s deepest underground mines. The St. George Mine was approximately 300 meters in depth. Underground mining was conducted by decline tunnel access. The principal challenges confronted by the Hill 50 underground mine related to its continuing depth and the geotechnical, ventilation and cost impediments that increased depth imposes, including increased ground stress and potential increased seismic activity. A decision was made in May 2007 which placed the Hill 50 mine’s decline development on hold due to significant seismic activity, and effectively put the mine in harvest mode at that time.
     With the closure of Star, the development of the new underground mine at the St. George open-pit provided additional underground tonnage for the Mount Magnet operations. Underground development at St. George started in December 2005. The first stope was mined in the second quarter of fiscal 2006. Underground mining continued at this mine during fiscal 2007. This mine reached its economic depth limit during fiscal 2007, and was put in harvest mode, with mining operations ceasing in October 2007. Open-pit production was hindered by the delay in the start up of the Cue open-pits until the last quarter of fiscal 2005 as a result of delayed mining approvals and extended contractor negotiations, although these were subsequently resolved and mining commenced in fiscal 2006. Open-pit mining mainly took place around Mount Magnet during fiscal years 2007 and 2008.
     Surface operations at Mount Magnet exploited several medium-sized open-pits, as well as numerous smaller open-pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mount Magnet. The principal challenge faced by the Mount Magnet operations involved the short mine lives which results from the open-pits being situated on small orebodies. The Mount Magnet site was put on care and maintenance as from December 31, 2007.
Plant: The Mount Magnet operations include one metallurgical plant which was built in 1989 as a CIL plant and upgraded in 1999 to a CIP plant. Actual throughputs of the Mount Magnet plant varies based upon the blend of oxide and sulphide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulphide) and 30% oxide (soft) blend.

Production analysis:

	Fiscal Year Ended June 30,
	2009(1)	2008(1)	2007
Production
Tons (‘000)	—	966	1,875
Recovered grade (ounces/ton)	—	0.080	0.073
Gold produced (ounces)	—	75,297	136,415
Gold sold (ounces)	—	77,097	136,415
Results of operations ($)
Product sales (‘000)	—	56,215	85,760
Cash cost (‘000)	—	41,405	70,528
Cash profit (‘000)	—	14,810	15,232
Cash costs
Per ounce of gold ($)	—	545	517
Capex (‘000) ($)	—	3,909	20,199

(1)	The operation was on care and maintenance as of December 31, 2007.
     Recovered grade was 0.080 ounces per ton in fiscal 2008 compared to 0.073 ounces per ton in fiscal 2007. This was due to higher grades produced from the Hill 50 underground mine. Tons milled were 966,000 in fiscal 2008 compared to 1,875,000 in fiscal 2007. Ounces sold decreased to 77,097 in fiscal 2008, compared to 136,415 in fiscal 2007. The decrease in both tons and ounces in fiscal 2008 are a reflection of the Mount Magnet production figures representing just 6 months of production due to the site being placed on care and maintenance.
     Cash costs per ounce were U.S.$545 for fiscal 2008, compared to U.S.$517 for fiscal 2007. This increase was due to higher underground and open-pit contracting cost due to the underlying mining cost increases in the Western Australian and a wider Australian mining market environment.
     The majority of declared ore reserves were mined during fiscal 2008. The mines were closed and the processing plant has been put on care and maintenance.
Capital Expenditure: We spent A$0 million on capital expenditure at the Mount Magnet operations in fiscal 2009, primarily due to the fact that the site was put on care and maintenance during 2008 and a feasibility study was commenced during April 2009. No capital expenditure was therefore incurred.
Exploration: Activities at Mount Magnet, Western Australia, were performed to the minimum level required to keep the tenements in good standing as the site and the plant is currently on care and maintenance.
South Kalgoorlie Operations
Introduction: The South Kalgoorlie Operations are made up of New Hampton’s Jubilee Operations and Hill 50’s New Celebration operations. Since the commencement of operations to November 30, 2007, total gold production from the mines in the South Kalgoorlie area has exceeded 2.5 million ounces. In fiscal 2008, South Kalgoorlie operations accounted for 1% of Harmony’s total gold production, and accounted for 4% of our total gold production in 2007.
     In July 2007, we announced the sale of the South Kalgoorlie Mine to Dioro. The total purchase price was A$45 million (U.S.$39.8 million), which consisted of a cash and a shares component. On November 30, 2007, all conditions precedent to the transaction were satisfied. The results for fiscal 2008 below reflect only the 5 months ended November 30, 2007.
History: The South Kalgoorlie operations included several open-pits at Jubilee and New Celebration, as well at the Mount Marion underground mine. The Jubilee operations were originally comprised of the large Jubilee open-pit and a number of smaller open-pits. The New Celebration operations were initially developed in 1987 by Newmont exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest Mining Ltd. in June 2001. The Mount Marion decline was established in 1998. Open-pit mining ceased at the South Kalgoorlie Operations at the end of fiscal 2005, with only low grade stockpiles treated during fiscal 2006 together with Mount Marion ore. During fiscal years 2008 and 2007, open-pit mining recommenced at South Kalgoorlie Mines, with a cutback on the HBJ pit, as well as the Shirl open-pit.

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
     At the South Kalgoorlie operations during fiscal 2008, open cast mining took place at Shirl open-pit, together with a cutback project on the HBJ open-pit. The HBJ open-pit had a mine life of three years and consisted of 3.3 million tons of 0.048 ounces per ton at the time the cutback was completed. The discovery of the Shirl prospect during fiscal 2006, which resulted in an open-pit reserve of 50,000 ounces and a 15 month mine life, together with an improved gold price environment, lead to the recommencement of open-pit mining at South Kalgoorlie mines during fiscal years 2008 and 2007. The primary challenge that faced the South Kalgoorlie operations involved identifying adequate sources of new open-pit and underground reserves and managing the geotechnical risk on the HBJ pit cutback. See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through development or discovery.”
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
Production analysis:

	Fiscal Year Ended June 30,
	2009(1)	2008(1)	2007
Production
Tons (‘000)	—	477	1,391
Recovered grade (ounces/ton)	—	0.058	0.064
Gold produced (ounces)	—	27,778	88,375
Gold sold (ounces)	—	27,778	88,371
Results of operations ($)
Product sales (‘000)	—	18,858	56,253
Cash cost (‘000)	—	14,453	44,567
Cash profit (‘000)	—	4,405	11,686
Cash costs
Per ounce of gold($)	—	517	504
Capex (‘000) ($)	—	12,526	6,859

(1)	The South Kal Operations sales process was concluded on November 30, 2007. The results for fiscal 2008 are for the five months ended November 2007.
     No comparison between fiscal 2007 and 2008 has been presented as the results for fiscal 2008 are for the five months ended November 2007 and therefore not comparable.

PNG Operations and Exploration
Overview
Introduction: Fiscal 2009 was the first year of the Morobe Mining Joint Venture between Harmony Gold and Newcrest. The Morobe Mining Joint Venture is a 50:50 Joint Venture encompassing:
1.	the Hidden Valley Operation;

2.	the Wafi-Golpu Project; and

3.	an Exploration Joint Venture on the surrounding tenement package.
Newcrest acquired a 50% interest in the Harmony’s Morobe Province assets in two stages:
Stage 1 — Purchase of 30.01% participating interest:
On July 16, 2008, the conditions precedent were finalized for the transaction with Newcrest, which included regulatory and statutory approvals by the PNG Government. Completion of Stage 1 was effected July 31, 2008. A total consideration for completion of Stage 1 of U.S.$229 million was received.
Stage 2 — Farm-in to earn an additional 19.99% participating interest:
This stage was concluded on June 29, 2009 when Newcrest completed its agreed upon contributions of U.S.$303 million.
Outside of the Morobe province Harmony has actively sought additional prospective ground for greenfields exploration. A single tenement application ELA1708 covering 863 square kilometers in the Sandaun Province was lodged with the MRA on January 6, 2009. However, grant notification had not been received by the end of fiscal 2009. Details of the Mount Hagen project acquisition are outlined under “Recent Developments”
Harmony PNG tenement locations. In terms of regional geological setting, Harmony’s tenement interests are all located within the New Guinea mobile belt. The mobile belt comprises tracts of metamorphosed Lower Jurassic and Cretaceous sediments and oceanic crust. These rocks have undergone deformation in the collision zone between the Australian and Pacific Plates and multiple intrusive events including Tertiary granodiorite and younger mineralized porphyries.
Exploration expenditure in PNG for fiscal 2009 was A$32.6 million (U.S.$24.4 million); however, A$30.4 million (U.S.$22.7 million) was solely funded by Newcrest as part of the Joint Venture farm-in terms in order to earn a 50% equity interest in the Morobe Joint Venture assets. Results from exploration work have been highly encouraging, as a number of targets with the potential for major stand-alone gold and copper/gold deposits have been identified and advanced to the drill testing phase.
Hidden Valley Operation
Introduction: The Hidden Valley operation falls within Mining License (“ML”) 151 and the Hidden Valley Joint Venture. The mine is located approximately 90 kilometers south-southwest of Lae.
     The Hidden Valley Operation is an open pit gold-silver mine and processing plant — both currently under construction. Two separate open pits are planned and in process of being pre-stripped, being Hidden Valley-Kaveroi (“HVK”) pit, and Hamata pit. The HVK pit is the larger pit supplying the majority of the ore and is located some 6 kilometers from the processing plant.
     The mill has been constructed to process a nominal 4.2 Mt. of ore per year from the two pits, with de-bottlenecking of the plant planned up to 4.7 Mtpa.
     The mine is located in a highly prospective exploration lease area and it is envisaged that, as active exploration continues, the life of the process facility may be extended as it is fed from a number of sources.

History: Alluvial gold was first discovered at Hidden Valley in 1928 but it was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on Exploration License (“EL”) 677. A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners, including one by Abelle in 2003. Harmony extensively reviewed and updated the Abelle feasibility study during fiscal 2006 in order to: (a) reflect changes in the project’s ore body interpretation; (b) incorporate increases in capital and operating costs as a result of energy prices and scarce resources in the mining industry as well; and (c) resolve technical aspects that were outstanding from the previous study. The updated feasibility study was presented to the Board during June 2006 with subsequent approval given for construction of the project. In late 2007, Harmony began a search for a partner to partake in all of our PNG mining and exploration activities, culminating in the selection of Newcrest as a partner.
Project Overview: Once fully developed, the Hidden Valley Mine is expected to initially process 4.6 million tons of ore per annum from ore mined at two open-pits, the Hamata ore body in one small pit and the Hidden Valley and Kaveroi orebodies in a much larger pit. Currently planned de-bottlenecking is expected to increase the processing rate to 5.2 million tons of ore per annum by year three of operations.
     Expected annual production will average 255,000 ounces of gold per annum and 4.4 million ounces of silver. Expected mine life is 10 years.
     The resources will be mined in a sequence that sees the low silver, high gold Hamata ore mined first, with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores.
Geology: The major gold-silver deposits of the Morobe Goldfield, and the Hidden Valley project are hosted in the Wau Graben. The Wau Graben developed as a back-arc rift basin in the southern extension of the New Guinea Mobile Belt (Owen Stanley Foreland Thrust Belt) covering an area of approximately 850 square kilometers in which the Morobe Goldfield, including the Hidden Valley and Hamata deposits are developed.
     The Hidden Valley Deposit is interpreted as a low-sulphidation or adularia-sericite-type epithermal gold-silver system. The Hidden Valley deposit further forms part of the carbonate-base-metal-gold subgroup, with abundant carbonate vein-gangue. Other gold-silver deposits around the Pacific Rim in this sub-group are Kelian (Indonesia), Woodlark (PNG) and Gold Ridge (Solomon Islands).
     Discrete zones of intense stockwork fracture and mineralized veining comprise individual lodes. At the Hidden Valley deposit, gold and silver are related to steeply dipping (Hidden Valley Zone, “HVZ”) and flat-lying (Kaveroi Creek Zone, “KCZ”) sheeted vein swarms associated with an underlying shallow thrust.
Reserves: The table below shows Harmony’s 50% equity portion of the proven and probable gold reserves for the Hidden Valley/Kaveroi/Hamata deposits, which are 2.096 million ounces at 0.034 ounces per ton. Silver proven and probable reserves at Hidden Valley/Kaveroi and Hamata amount to 22.5 million ounces at 1.08 ounces per ton.

			Grade
	Reserve	Ore	Gold	Silver	Gold	Silver
Pit	Category	Tons	[ oz/st Au ]	[ oz/st Ag ]	MOz	MOz

Hidden	Proven	1,543,234	0.068	1.14	0.105	1.8
Valley	Probable	19,400,656	0.058	1.07	1.126	20.8

	Sub-Total	20,943,890	0.059	1.08	1.231	22.5

Hamata	Proven†	110,231	0.064	—	0.007	—
	Probable	2,094,389	0.078	—	0.164	—

	Sub-Total	2,204,620	0.078	—	0.171	—

	Proven†	—	—	—	—	—
Golpu	Probable	39,021,774	0.018	—	0.694	—
	Sub-Total	39,021,774	0.018	—	0.694	—

TOTAL	Proven	1,653,465	0.068	1.14	0.112	1.8
	Probable	60,516,819	0.033	1.07	1.984	20.8

	Total	62,170,284	0.034	1.08	2.096	22.5

†	Stockpiled Tons
Site Access. The Hidden Valley site is located approximately 90 kilometers south-southwest of Lae, which is the nearest deepwater port for the project, and the Capital of Morobe Province. Access to the site from Lae uses an existing 110 kilometers sealed two-lane main road to the town of Bulolo, continuing to Hidden Valley via an all-weather two-lane gravel access road constructed by Harmony.
Engineering Procurement and Construction Management Contract. Following Board approval, a small owners team of experienced construction professionals was recruited, including several key individuals with extensive PNG experience, to ensure that project objectives, scope of work and all other project requirements are met. In July 2006 an agreement was reached with the engineering group Ausenco Limited to provide engineering procurement and construction management services for the project. At the end of fiscal 2009, the project was commencing the commissioning phase with construction around the plant complete.
Power Supply. The ability to obtain an alternate power supply from PNG’s national power supplier, PNG Power Limited (“PPL”), is of importance to the project. On May 14, 2007, we announced that we had signed an agreement with PPL to supply the Hidden Valley mine with electricity. PPL has committed to construct new transmission lines and infrastructure in order to supply hydro-electricity from the Yonki Dam. Contracts for this work have already been awarded, and supply is expected to commence by the middle of calendar 2010.
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
Environment: The environmental investigation and completion of the Environmental Impact Statement (“EIS”), was undertaken by Enesar Consulting Pty Ltd. The investigation applied the data and knowledge gathered since 1987 and baseline studies undertaken as part of the 2004 Feasibility Study, to establish the environmental impacts of the revised development plan.
     The EIS has been approved by the Minister for Environment and Conservation of the PNG Government and Environment (Waste Discharge) and Environment (Water Extraction) permits were granted in March 2005. The Hidden Valley Project is the first mining project in PNG to be completely permitted under the new Environment Act 2000.

     A condition of the Environmental Permit is the development and submission for approval of an Environmental Management Plan (“EMP”). The EMP was approved in April 2006. Other conditions of the Environmental Permit included the development of an Acid Mine Drainage (“AMD”) management strategy and a waste management strategy, which were submitted in 2007. Management of AMD and waste disposal remain a critical issue being tackled by the site.
     Hidden Valley is the first major open pit mine in PNG to build a Tailings Storage Facility (“TSF”) to contain all tailings, followed by discharge of treated decant (involving cyanide detoxification).
Community affairs/landowner discussions. Through its subsidiary MCG, Harmony worked extensively with the landowners, local and national government to agree an appropriate sharing of the benefits of the Hidden Valley proposed mine. This culminated in the signing of a Memorandum of Agreement (“MOA”) between MCG and relevant affected parties on August 5, 2005. These parties were PNG National Government, the Morobe Provincial Government, the immediate area Local Level Government units and the local Landowner Association. This MOA clearly defines the roles and responsibilities of each signatory and in particular removes any of the “grey” area with regards to the distribution of proceeds from mineral royalties.
     Community support and development of the mine in compliance with the MOA with landowner groups is critical to the success of the project. Meetings are held regularly with these groups and officials from the provincial and national government to monitor progress and ensure these objectives are met. A range of opportunities for the commercial participation of landowner groups in the development of the project have occurred, and community relations initiatives focused on positive outcomes for health, education and infrastructure are ongoing.
Mining and Mining Fleet. The mine is being developed by conventional open pit mining techniques. The primary mining fleet consists of three Komatsu PC-2000 hydraulic backhoe excavators, two Komatsu PC-800 hydraulic backhoe excavators, two Komatsu WA-900 front-end loaders and 20 Komatsu 785-7 rigid dump trucks (100 t class) with a further 5 of the same trucks ordered for delivery in November 2009. Drilling equipment comprises seven Atlas Copco ECM720 drill rigs, drilling 6.5 meter holes at 127 mm diameter. A range of ancillary equipment includes track dozers, graders, a fuel truck, and numerous light vehicles.
Ore will be delivered by truck to the Hamata and Hidden Valley crusher stations. Crushed Hamata ore will be delivered by conventional conveyor to the primary stockpile and Hidden Valley ore will be delivered via an overland pipe conveyor to the same stockpile.
Plant: Once operational the processing plant is expected to process ore at a rate of approximately 4.6 million tons (short) of ore per annum and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The processing plant will commence as:
(a)	a primary crushing, grinding (with the incorporation of a gravity gold recovery circuit), CIL, Merrill-Crowe zinc precipitation, goldroom and tailings detox plant for the low silver Hamata ores, and

(b)	will revert to a primary and secondary crushing, grinding, flotation, concentrate regrind, counter-current decantation circuit with Merrill-Crowe zinc precipitation, flotation concentrate and tailing CIL, goldroom and tailings detox for the high silver oxide/transition ores, and

(c)	then a similar circuit without flotation tail CIL for high silver sulphide ores from Hidden valley/Kaveroi ores.
     The gravity gold recovered will be processed through an intensive cyanide leach followed by electro-winning circuit to produce a high quality ore product.
     All tailings will be stored in a tailings storage facility, and all water recovered will be subject to detoxification prior to being re-cycled or released to the environment. The processing plant and tailings storage facility will be built to meet or exceed the requirement of the International Cyanide Management Code. With construction of the plant being effectively complete and the commissioning phase underway continuous gold production is anticipated to commence in the December 2009 quarter.
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
Capital Expenditure: Capital expenditure on the project for fiscal 2009 was U.S.$317 million (A$397 million) compared to the U.S.$162 million (A$181 million) spent in fiscal 2008. Capital was mainly spent on completing earthworks within the mining lease, particularly the process plant platform, construction of the process plant, construction of the Hamata permanent camp and related infrastructure. Other areas of significant expenditure were for process equipment and management related costs. The total project capital cost is estimated to be U.S.$614 million (A$768 million), which represents a 27% increase in A$ terms on the last reported budget. Increases in costs were primarily caused by market forces resulting from the high demand created by resource development projects in the region. There were no significant changes in the scope of work of the project. This value excludes U.S.$37 million for mine fleet repayments post the construction phase which is not considered part of the construction capital.
Wafi-Golpu Project
Introduction: The Wafi-Golpu Project falls within EL440 and the Wafi-Golpu Joint Venture. The first exploration at Wafi dates back to a nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991, and AGF subsequently farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when it merged with Aurora in 2002. Harmony assumed control of the Wafi Project by way of its acquisition of Abelle in 2003 and in 2009 entered into the MMJV with Newcrest.
     The Wafi-Golpu Project contains two main types of potentially economic mineralization within close proximity of each other. Gold mineralization (Wafi Gold Project) is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. The mineralization occurs in the form of extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. Copper / gold mineralization (Golpu and Nambonga North) has been discovered in diorite porphyry instrusives with typical zoned porphyry alteration halos.
Geography: The Wafi-Golpu Project is located near Mount Watut in the Morobe Province of PNG, approximately 60 kilometers southwest of Lae and about 60 kilometers northwest of Wau. The Wafi camp is located at an elevation of 400 meters above sea level in terrain that is mountainous and forested in most areas. The site is accessed by sealed road (Lae to Timini) and then a 38 kilometre dirt-base access track to the project which is accessible during dry weather conditions. The site is serviced by helicopter when the road access is cut due to wet weather. The Watut Valley is located immediately west of the project, and the foothills of Watut Valley are planned to be utilized for placement of ore processing and mine infrastructure.
Mining Reserves: A probable ore reserve has been declared. See Item 4. “Reserves”.
     The Golpu Ore Reserve is derived from the Golpu Stand Alone Project Pre Feasibility Study (PFS). This study assumed a block cave underground mine with ore processed on site to produce a copper and gold concentrate for shipping to a smelter. Metallurgical studies indicate that recoveries of 88% for copper, 54% for gold and 36% for molybdenum could be expected. Metal prices were assumed at U.S.$2.30/lb for copper, U.S.$520/oz gold and U.S.$20/lb for molybdenum.
In declaring the probable reserve, the following considerations were made:
1.	The PFS was completed to industry accepted standards but the outcome of further more detailed studies may affect the reserve.

2.	The location for a tailings storage facility has not been finalized, however two potential sites proximal to the project were identified.

3.	There are outstanding issues associated with traditional land owners that need to be resolved before the project is able to be constructed.

4.	The Board has not yet committed to completing subsequent phases of study, or to project construction.
     A reserve for the Wafi gold ore bodies has not been declared.
Government Royalty and Other Rights: Any metal production from the Wafi-Golpu Project Area will be subject to a 2% royalty payable on the net return from refined metal production if refined in PNG or a 2% royalty payable on the realized price if refined outside of PNG. The government royalty has been accounted for in project financial models. The PNG government also has a statutory right to acquire up to a 30% participatory interest in mining development projects at sunk cost. However the MOA signed between the government and ourselves reduced the participation right to 5%, should the government wish to exercise it. Once an interest is acquired by the government of PNG, it contributes to the further exploration and development costs on a pro rata basis. Previously, a third party royalty of 2% on gold production or a 2% NSR (net smelter return) from copper-gold concentrates was payable to Rio Tinto as a deferred acquisition cost. In December 2008 Harmony purchased this royalty from Rio Tinto.
Capital Expenditures: No capital expenditures were incurred during fiscal 2009 as all costs were expensed.
Pre-Feasibility Studies: Two pre-feasibility studies for the Wafi-Golpu Project have been completed:
     The Golpu stand alone Pre-Feasibility Study (“Golpu PFS”), dated July 2007, which examined solely the development of Golpu copper gold resources;
     The Wafi Pre-Feasibility Study (“Wafi PFS”), dated October 2007, which included the Wafi gold resources and examined the development of the following three scenarios:
•	Golpu stand alone (an update of the Golpu PFS scenario);

•	Golpu + Link Zone; and

•	Golpu + Link Zone + NRG1;
     The returns projected by the studies did not meet requirements and it was decided not to immediately move to the Feasibility stage. Additional exploration of the area has been committed to in order to identify additional resources that could provide the Wafi-Golpu Project Area with a critical mass to warrant further advanced feasibility studies.
Wafi Gold Projects
Introduction: The Wafi Gold resource is comprised of three main zones: Zone A, Zone B and the Link Zone (high grade lenses within Zone B). In addition to the Wafi Gold resource, several other areas are highly prospective for further gold mineralization.
Geology: The Wafi PFS focused on extraction of the high grade Link Zone material, and the shallower oxidized mineralization (NRG1), amenable to high gold recovery under standard cyanide leach conditions. Additional exploration activities have focused on the discovery of additional Link Zone style mineralization (such as the Western Zone) which may have the potential to improve Wafi gold project economics.
Metallurgy: Metallurgical test work for the Link Zone mineralization has demonstrated that whole ore pressure oxidation is a technically viable processing method, with gold recoveries of approximately 95% achieved.
     Metallurgical test work for the Non-Refractory gold mineralization (“NRG1”) has shown that 95% recovery of gold in completely oxidized ores can be consistently achieved. Recovery in transitional material remains variable with indications that recoveries averaging 84% to 86% are able to be achieved.
Project Status: Geotechnical, mining, infrastructure, and environmental investigations were undertaken as part of the Link Zone and NRG1 studies. Synergies between the Wafi Gold projects and the Golpu Copper project were utilized during the studies to minimize cost as far as possible. Works are ongoing to further optimize this project including further exploration to expand known gold resources and discover new areas of mineralization.

Porphyry Copper-Gold Projects
Introduction: The Golpu Copper-Gold Project is located approximately one kilometre northeast of the Wafi gold orebodies. During 2008, a second porphyry copper/gold body (Nambonga North Prospect) was identified two kilometers to the north of the Wafi gold orebodies. A copper/gold resource has been estimated for Nambonga North.
Geology: The Golpu alteration profile is a typical zoned porphyry copper alteration halo, grading from potassic to phyllic to advanced argillic upwards in the core. Outwards from the core, the alteration grades from the above to argillic potassic, to propylitic. The mineralized body is a porphyry copper-gold ‘pipe’ with approximately 200 meters by 200 meters plan dimensions, slightly north plunging and still displaying strong mineralization at grades similar to those in the rest of the potassic alteration zone at 1.2 kilometers depth (the maximum depth to which it has been drilled). Drilling and reinterpretation have shown that copper and gold mineralization extend some way into the metasediment host rock immediately adjacent to the porphyry body. The mineralized metasediment has potential to add to the volume of the porphyry stock if additional exploration defines the mineralization as part of the resource.
     The surface expression of Golpu is oxidized and leached to about 150 meters vertical depth, resulting in a residual gold only mineralization from which the copper has been leached. At the oxidation interface, a strong 20 to 30 meters thick zone of supergene copper enrichment is developed which transitions at depth into lower grade covellite-enargite mineralization. Beneath this is a zone of more covellite rich mineralization that contains lesser enargite and consequently less arsenic. From approximately 300 meters below surface, the ore exists in a covellite-rich (arsenic-poor) form grading into a chalcopyrite-bornite rich zone from approximately 500 meters to its current known depth of approximately 1.2 kilometers. A reserve of 70.8 Mt. at 1.13% Cu, 0.61g/t gold and 121 ppm Molybdenum has been declared for Golpu.
Project Status: The Golpu PFS was undertaken as a standalone scenario and also in parallel with the Link Zone and NRG1 resources (Wafi PFS) but neither study indicated a return that met company requirements. The newly discovered Nambonga North porphyry is not yet considered sufficiently large to positively contribute to a scenario that could include this resource in a mine plan. However, excellent prospects remain in the immediate vicinity of the existing resource areas for porphyry copper/gold and related epithermal gold mineralization.
Morobe Mining Joint Venture Tenement Exploration
     The Morobe Mining Joint Venture tenements comprises 3,276 square kilometers of tenure and contain the Hidden Valley Operation and the Wafi-Golpu Project. The Morobe Mining Joint Venture is divided into 3 separate Joint Venture entities:
1.	Hidden Valley Joint Venture (ML151 and associated infrastructure tenure ME82 and LMP80);

2.	Wafi-Golpu Joint Venture (EL440 and EL1105); and

3.	Morobe Exploration Joint Venture (EL497, EL677, EL1193, EL1103, EL1316, EL1590, EL1612, EL1629, EL1630, EL1631, and EL1403).
Tenement boundaries are outlined below in figure 1.
     The tenements are under-explored and remain highly prospective for large-scale porphyry Cu-Au deposits, low-grade bulk mineable epithermal Au-Ag deposits (similar to Hidden Valley) and for high-grade epithermal Au satellite resources. Focus of the exploration program on the Morobe Joint Venture tenements is four-fold:
•	Major new stand alone discoveries;

•	High-grade drivers to improve cash flows of the Hidden Valley Operation;

•	Additional reserves to substantially increase mine life or production profile of the Hidden Valley Operation; and

•	Additional resources to drive the development of the Wafi-Golpu Project.
     Exploration programs undertaken during fiscal 2009 included those on the Hidden Valley Mining Lease and the area surrounding the Wafi-Golpu Project. However, in addition to these areas, project generation over the broader area of the Morobe Exploration Joint Venture continued, such as the capturing of historical data, a regional detailed airborne magnetic survey and other grassroots exploration activities (which include mapping, stream sediment sampling and integration of results with regional magnetic data).

Hidden Valley Joint Venture (ML151)
Introduction: ML151 contains the Hidden Valley and Hamata gold deposits and consists of 41 square kilometers of tenure. Gold exploration on the lease falls under two categories:
1.	Resource definition to test down plunge extensions of the known orebodies; and

2.	Exploration drilling to test for new satellite resources.
     Resource definition drilling comprised 17 holes for 5398m and focused on Kaveroi. Resource definition drilling also included some minor sterilization drilling at Bulldog prospect for the planned Hidden Valley ROM pad. The program focused on the southern strike extension of the Kaveroi orebody but to date only sporadic intervals of gold mineralization have been intersected and no further work is planned for this target.
     Exploration drilling during fiscal 2009 on the ML comprised 3910m of diamond drilling on four prospects, Apu Creek, Big Wau, Yafo, and Hidden Valley South.
Project Status: Work integrating the geological and geochemical datasets together with detailed helimagnetics is underway to provide a new solid geology interpretation and new tool for targeting and ranking prospects on the Hidden Valley Mining Lease.
     Drilling to follow-up on high-grade gold intercepts at the Hidden Valley South prospect (previously known as Upper Bulolo prospect) intersected only narrow sporadic gold intercepts. Work to understand the geometry and continuity of mineralization is planned in fiscal 2010.
     Apu creek drilling was undertaken to test a possible faulted extension of the Kaveroi mineralization. The drilling outlined zones of carbonate base-metal and epodite alteration, developed below the metasediment cap. Follow-up work to scope the geometry and alteration zonation is planned for the first half of fiscal 2010.

Wafi Joint Venture (EL440 & EL1105)
Introduction: Fiscal 2009 exploration in the brownfields region surrounding the Wafi and Golpu deposits focused on defining additional mineral resources to impact development of the project.
     Exploration during the first half of fiscal 2009 was directed at scoping and delineating the Nambonga North porphyry resource. Subsequent reconnaissance drilling along strike to the northeast of the Golpu on the Wafi Transfer obtained significant anomalism at the Miapilli prospect. Compilation and interpretation of the historical Wafi-Golpu datasets was undertaken during the year to create a new, integrated 3D geological model. This work has highlighted the north and northeastern margins of the central diatreme intrusive as underexplored, and prioritized the area for follow-up work in fiscal 2010.
Nambonga North
Introduction: The Nambonga North prospect lies approximately 2 kilometers northwest of Golpu. The prospect was initially discovered in fiscal 2008 after initial drilling intersected a major zone of Au-Cu stock work mineralization associated with a separate porphyry intrusive. Systematic drilling completed during the first half of 2008 comprised 27 drillholes for 8380 metres.
Project Status: The prospect was progressed during the year from an advanced prospect into an inferred gold-copper porphyry resource of 39.8 Mt @ 0.8g/t Au and 0.2% Cu for 1.0M oz Au and 86Kt Cu. (50% attributable to Harmony). Importantly, this recent discovery represents the second mineralised Au-Cu porphyry in the region that does not outcrop at surface.

Miapilli
Introduction: The Miapilli prospect is located approximately 800m northeast along strike of the Golpu deposit, on the Wafi Transfer structure. The prospect is characterised by a circular magnetic anomaly, interpreted to represent an alteration halo associated with intrusion of a porphyry body at depth.
     Three initial drill holes for a total of 2060m were completed and magnetic bodies modelled from the regional magnetics.
Project Status: While the two northern holes drilled failed to intersect any indications of mineralization, the southernmost drill hole hole, intersected broad intervals of anomalous Au-Cu vein stockwork mineralization. Follow up of these initial results will constitute a high priority for the exploration strategy for fiscal 2009 and 2010.
Morobe Exploration Joint Venture (EL497, EL677, EL1193, EL1103, EL1316, EL1590, EL1612, EL1629, EL1630, EL1631, and EL1403 )
Introduction: Exploration on the broader tenement package surrounding The Wafi Project and Hidden Valley Operations is aimed at major new stand alone discoveries. During fiscal 2009 over 12,000 line kilometers of detailed airborne magnetics data were collected to complete the magnetic coverage over the core tenement area of the Morobe Joint Venture. The base dataset has highlighted several previously unknown anomalies for prioritization and follow-up in fiscal 2010. These include intrusive complexes at Bakau located approximately 10 kilometers southeast of Biamena on EL1316, and at Garaina on EL1629.
     Reconnaissance mapping and stream sediment sampling, and soil sampling resulted in some 3460 samples collected. Results highlighted the Wafi Transfer Structure with Kesiago and Miapilli (refer Wafi Joint Venture above) prospects advanced to drill testing and new targets including Pekumbe generated during fiscal 2009.
     Further afield on the Morobe coast results have highlighted the Wiwo prospect with potential for major porphyry copper-gold and epithermal gold mineralization. Prospect development work at Giu was postponed temporarily as a detailed helimagnetic survey is planned for the prospect area during fiscal 2010. This base dataset will provide context in order to assess and prioritize surface soil anomalies for follow-up.
Kesiago
Introduction: The Kesiago prospect covers an area of approximately 3 square kilometers, located on the Wafi transfer structure approximately 4 kilometers southwest of Golpu. This prospect has the potential for both epithermal gold and porphyry copper-gold deposits similar to Wafi-Golpu.
     4 holes for 3650m were drilled at the prospect, primarily targeting a high-order Au-Cu surface geochemical anomaly associated with a bulls-eye magnetic target.
Status: Results from the initial drilling obtained several highly anomalous gold intercepts for follow-up work. Recent surface work extending the soil geochemical coverage has outlined a significant Au-As-Pb-Ag anomaly immediately northwest of the existing drill target. First pass drill testing of this zone is also planned for the first half of fiscal 2010.
Biamena
Introduction: Biamena prospect lies approximately 12 kilometers south of the Golpu deposit on EL1316. The prospect area was prioritized for follow-up work based on highly anomalous Cu-Au stream sediment geochemistry coincident with an intrusive unit evident in the magnetics.
Project Status: Work during fiscal 2009 comprised diamond drilling totaling 8 holes (4733m). Although some anomalous intercepts were obtained from the drilling program, integration and interpretation of this data is currently underway to determine if additional follow-up work is warranted.

Pekumbe
Introduction: The Pekumbe target is located approximately 1.5 kilometers south west of Kesiago, within EL1103. This target is characterized by a subtle circular magnetic feature, coinciding with linear structural breaks. Field reconnaissance has returned highly encouraging rock chip results.
Status: A work program comprising grid based soil sampling has commenced in the fourth quarter of fiscal 2009. Drill testing of any delineated anomalies planned to be undertaken early in fiscal 2010.
Wiwo
Introduction: Wiwo prospect is located approximately 15 kilometers south-southwest of the Morobe townsite on the east coast of PNG. Results from reconnaissance sampling have been highly encouraging with visible gold evident in a large number of pan concentrate samples.
Rock chip sample assays undertaken in conjunction with the stream sediment sampling exercise have returned encouraging assays. Mineralization was observed in veins and shears, and together with the base metal association suggests potential for a buried porphyry copper system.
Status: Ridge and spur soil sampling is currently in progress. A detailed helicopter borne magnetic survey is planned for fiscal 2010 to provide additional data for prospect development.

REGULATION
Mineral Rights
South Africa
     South African law no longer provides for the separate ownership of surface and mineral rights. Prior to the promulgation of the MPRDA on May 1, 2004, it was therefore possible for one person to own the surface of a property, another to own rights to precious metals, and yet another to own rights to base minerals. In terms of the MPRDA, all mineral rights in South Africa are now vested in the South African State. The principal objectives of the Act are:
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
     Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and renewable for periods not exceeding 30 years each thereafter), provided that mining companies apply for new order mining rights over existing operations within five years of May 1, 2004, or before the existing right expires, whichever is the earlier date and fulfill requirements specified in the MPRDA, its Regulations and the Mining Charter.
     The Mining Charter was signed by government and stakeholders in October 2002 and contains principles relating to the transfer, over a ten-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs, as defined in the Mining Charter. An interim target of 15% HDSA participation over five years has also been set and to this end, the South African mining industry has committed to securing financing to fund participation of HDSAs in an amount of R100.0 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a “Scorecard”, in which the levels of compliance with the Mining Charter can be ticked-off after five and ten years respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production (mineral beneficiation), such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resource and skills development; employment equity; procurement beneficiation and direct ownership. In addition, the Mining Charter addresses socio-economic issues such as migrant labor, mine community and rural development, and housing and living conditions.
     We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, the MPRDA has not had a significant impact on these mining and exploration activities because we applied for and were granted the conversion of all of our old order mining rights into mining rights in terms of the MPRDA. We now have to comply with the required annual and bi-annual reporting to the Department of Mineral Resources (“DMR”) on the Social and Labour Plans, Environmental Management

Programmes, and Progress Reports on our prospecting rights.
     We have already complied with the requirements of the Mining Charter, with an equivalent of 36% of production ounces qualifying as empowerment credit ounces. We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights” and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-region basis. The first application for conversion from “old order” to “new order” mining rights was for the Evander Operations and was lodged on May 21, 2004. The Evander mining license was the first conversion application in the region and in October 2004 we became the first senior company to convert “old order” to “new order” mining rights for our Evander and Randfontein operations. We have worked closely with the DMR to help ensure, to the extent we are able, that the licenses are granted as swiftly as possible. The conversion of licenses for all our remaining operations were granted during November 2007 and Doornkop was executed in October 2008. All of our mining areas are therefore secured/supported by new order mining rights.
     The MPRDA as well as the Codes of Good Practice for the Minerals Industry are under review. We are taking an active role in these deliberations. We are committed to engaging with all stakeholders to ensure that the South African mining industry remains a globally competitive and attractive destination for foreign and domestic investment.
     The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However on February 11, 2009, South Africa’s Finance Minister proposed in his budget speech that government delay the implementation of the mineral and mining royalties until March 2010. The proposal was mainly to assist the mining industry in minimizing job losses as the South African Mining Sector had been set back by electricity supply failures, shutdowns related to mine safety, retreating commodity prices and weakening international demand. Royalties will be payable to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. It is estimated that the formula could translate to a royalty rate of more than 2% of gross sales in terms of current pricing assumptions.
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

     In PNG, Morobe Consolidated Goldfields Limited and Newcrest PNG 1 Limited hold a mining lease and various exploration licenses granted by the Department of Mineralogy and Geohazards Management for the Hidden Valley Project. Both parties have obligations under a memorandum of agreement with the state, local government and the landowners.
     Wafi Mining Limited and Newcrest PNG 2 Limited hold various exploration licenses granted by the Department of Mineralogy and Geohazards Management for the Wafi-Golpu Project, and has entered into a compensation agreement with landowners on one of its exploration licenses.
     In PNG there are no applicable exchange control restrictions but the PNG central bank does have to be informed of all transactions and has to approve lending facilities and interests rates charged.
Environmental Matters
South Africa
     We are committed to conducting our business in an ethically, morally, socially and environmentally responsible manner that will protect human health, natural resources and the environment in which we live. We aim to balance our economic, social and environmental goals and responsibilities to achieve sustainable, profitable growth in our business and, more importantly, to work with communities and regulatory agencies to implement sound management practices which will ensure that our mining is conducted in an environmentally-safe manner. In addition, with regard to legacy mining impacts, we remain committed to identifying and implementing coordinated remediation plans that are acceptable to all relevant parties.
     In support of the above commitment, our environmental policy stipulates that:
•	Compliance

We will strive to comply with all applicable municipal, provincial and national laws and regulations, as well as the other requirements to which the company subscribes that are relevant to the environmental aspects of our activities.

•	Continual Improvement

We will evaluate and continually improve the effectiveness of our Environmental Management System (“EMS”) through periodic audits and management reviews, and we will review our environmental policy on an annual basis.

•	Pollution Prevention

We will actively design our operations and undertake our mining activities so as to prevent pollution. We will strive towards the continual reduction of adverse environmental effects and support the principle of sustainable development.

•	Awareness

We will communicate our environmental policies to our employees, contractors and suppliers, and will provide appropriate training to all employees to ensure their continuing awareness of our environmental responsibilities.
     To address and minimize the impact of the company’s operations on the environment, taking into account regulatory requirements, the board has approved a number of five year targets relating to emissions to air, water consumption and usage, energy consumption, recycling and land use based on fiscal 2008, namely:
Emissions to air
•	to reduce electricity usage by 15% in line with DME 2005 Energy Accord;

•	to reduce fuel usage (diesel and petrol) by 15%;

•	to reduce all dust emissions (from tailings dams) by 15%;

•	to reduce methane emissions by 30%; and

•	to reduce domestic coal usage by 50%.

Water
•	to reduce water usage by 10%; and

•	to reduce metals/salt discharge by 70% to surface water, and by 20% to groundwater.
Recycling
•	all steel, plastic and timber waste to be handled through designated areas, to improve levels of recycling, and 50% of all oil and grease to be recycled.
Land use
•	a 10% reduction in the company’s land use footprint will be effected through rehabilitation.
Environmental performance
ISO14001 implementation
     An ISO14001 EMS is being introduced progressively across our operations, and it is planned that the implementation programme at the longer-life operations will be completed in 2012. Formal certification will be sought progressively. By the end of June 2009, the implementation status at the various operations (where 100% means certification) was estimated as follows:
•	Doornkop— shaft — 90% and plant — started. Stage 2 certification audit scheduled for October 2009;

•	Target — 12%. Certification audit planned for March 2011;

•	Elandsrand — 20%. Certification audit planned for March 2011;

•	Phakisa — 20%. Certification audit planned for November 2010;

•	Evander — 10%. Certification audit planned for March 2011; and

•	Kalgold — 12%. Certification audit planned for December 2010.
     The EMS forms the basis for the implementation of the environmental policy and monitoring compliance, while the Environmental Management Programme Report (“EMPR”) developed in line with legislative requirements, contain specific as well as general principles governing environmental management during the life of the mine. The EMPRs identify individual impacts, mitigation measures and rehabilitation requirements.
     Generic closure objectives are set and high-level closure plans formulated within the EMPR, including investigation of the potential for re-use of existing infrastructure, preparation of a rehabilitation plan, rehabilitation and vegetation of the affected area and post-closure monitoring. These EMPRs are legally binding and forms part of the Group’s submission for, and receipt, of mining rights conversions. Revised EMPRs (aligned with new minerals legislation) were developed for Doornkop, Kalgold, Joel, St Helena, Target, Evander, the Virginia operations and Elandsrand in fiscal 2009, and submitted to the regulatory authorities for approval. As part of this process, public participation meetings have been held with interested and affected parties.
     A number of annual compliance audits were undertaken during the year, most notably by the DMR. Areas of non-compliance identified by the audits have been and are being addressed.
Significant environmental incidents
     Significant incidents are defined as those that have an impact outside the Group’s boundaries, which may cause irreparable harm or which require significant expenditure to remedy. In fiscal 2009, four significant environmental incidents were reported. These related primarily to:
•	water seepage from slimes dams (one incident);

•	unexpected water discharged, particularly as a result of electricity interruptions and equipment failure (two incidents); and

•	the failure of a clay-lined return water dam that resulted in the flooding of an agricultural area (one incident). Incidents involving water are reported using a specific water related incident reporting system, as required in terms of Regulation 704 of the National Water Act.
Financial provision
     In accordance with legislation, Harmony has constituted independent environmental rehabilitation trust funds to make adequate financial provision for the expected cost of environmental rehabilitation at mine closure and for the discharge of its obligations and contingent liabilities. Each operation reviews and updates the financial provision for its expected environmental closure liability annually in consultation with a consultant. This estimate is then used to calculate the contributions to be made to the rehabilitation trust funds, and, if necessary, adjustments are made to the trust fund provisions.
     The accumulated amount in the various South African rehabilitation trust funds was R1,597 million (U.S.$207 million) at the end of June 2009 (compared with fiscal 2008, which was R1,603 million (U.S.$206 million)), while the total rehabilitation liability was estimated at R1,918 million (U.S.$248 million) (compared with fiscal 2008, which was R2,102 million (U.S.$269 million).)
     The assets of each mine within each fund are ring-fenced and may not be used directly to cross-subsidise one another. Contributions to the various funds will continue to be made over the operation’s life-of-mine and each fund is expected to be fully cash funded at the time of closure. Until such time as the trust funds are fully-funded, bank guarantees are issued for the short-fall.
Australia
     Our Western Australian operations are subject to applicable environmental legislation including site specific tenement conditions imposed by the Department of Mines and Petroleum (“DMP”), operating licenses issued by the Department of Environment and Conservation (“DEC”), and water abstraction licenses issued by the Department of Water.
     In Western Australia, rehabilitation obligations under the Mining Act are covered by environmental securities issued by us, or by performance bonds issued by our bankers and cash-backed by us. These bonds cannot be relinquished or cancelled without the approval of the DMP. The requirement to lodge an environmental bond is a condition applied to the tenement following assessment and approval of any mining proposal and is necessary prior to commencement of operations. Environmental rehabilitation costs are amortized over the operating life of a mine and the bond amount reviewed on an annual basis following a site audit by the regional inspector and/or our issuance of an Annual Environmental Report. As areas are successfully rehabilitated, the bond requirement is reduced until complete bond relinquishment is achieved.
     While we believe that our current provision for compliance with such requirements is reasonable, any future changes and development in Australian environmental laws and regulations may adversely affect the Australian operations. The total Australian rehabilitation liability was A$23.3 million (U.S.$18.8 million) at the end of fiscal 2009.
     During operation of the mine site, bi-annual audits are conducted by DEC to determine compliance with the relevant operating license(s). However, DEC tend not to audit when sites are on care and maintenance. There are currently no outstanding material non-compliance issues against our licenses.
     At the Mount Magnet operation an appointed person dedicated to environmental matters is responsible for implementing the environmental management programs, monitoring the impact of mining on the environment and responding to impacts that require specific attention outside of the normal program of environmental activities.
     The primary environmental focus at most of our operations is water management and rehabilitation. The major objective is to ensure that water is of a quality fit for use by downstream users.

PNG
     Our PNG operations are in various phases of activity including exploration, pre-feasibility study and project construction. We are subject to applicable environmental legislation including specific site conditions attached to the mining tenements imposed by the PNG Government Department of Environment and Conservation (“DEC”), the terms and conditions of operating licenses issued by the Department of Mines and DEC, and the Environment Permits for water extraction and waste discharge issued by DEC.
     Some non-compliances with these requirements have been identified at the Hidden Valley Mine and remedial actions have been implemented in consultation with DEC. All other operations in PNG are compliant with their respective statutory requirements.
     All PNG operations have departments and personnel dedicated to environmental matters who are responsible for implementing the company environmental management programs, monitoring the impact of mining on the environment and responding to impacts that require specific attention outside of the normal program of environmental activities.
     A framework for a Sustainable Business Management System (“SBMS”) has been completed which complies with relevant Australian and international standards and principles for safety, environment, quality and sustainable development (including AS/NZS ISO14001:Environmental Management Systems, Equator Principles, and the Cyanide Code). This system will be implemented at all PNG and Australian operations over the next two years.

Health and Safety Matters
South Africa
The Mine Health and Safety Act
     For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the Mine Health and Safety Act. The Minerals Act of 1991 has subsequently been repealed and the MPRDA promulgated. The Mine Health and Safety Act has since been amended by Act 74 of 2008. The objectives of the Mine Health and Safety Act are:
•	to protect the health and safety of employees and other persons at mines;

•	to promote a culture of health and safety;

•	to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	to give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	to provide for employee participation in matters of health and safety through health and safety representatives and health and safety committees at mines;

•	to provide for the effective monitoring of health and safety conditions at mines;

•	to provide for the enforcement of health and safety measures at mines; and

•	to foster and promote co-operation and consultation on health and safety between the DMR, employers, employees and their representatives.
     The Mine Health and Safety Act prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. It also entrenches the right of employees to refuse to work in dangerous conditions. Key amendments to this Act are the following:
•	Training records to be kept

•	Employer investigations

•	Permanent committees of the MHSC

•	Health and Safety Management system

•	Administrative fines increased from R200,000 to R1 million

•	Offences — applicable to the Employer
     Government, through the DMR, ordered the institution of audit teams to conduct legal compliance and systems and explosives control audits on mines across all commodities.
     It is anticipated that mining companies will incur additional expenditure in order to comply with the prescribed legislative requirements. Management anticipates that such additional expenditure will not have a material adverse effect upon our operational results or financial condition.

Criminal mining
     Security issues with regard to criminal mining came to the fore during fiscal 2009. In June 2009, criminal mining resulted in the deaths of criminal miners. Harmony continues to address the issue of criminal mining on a daily basis with enhanced security, together with the South African Police Services, the Department of Justice, the National Prosecuting Authority and other affected mining companies, and by doing everything reasonably practicable to ensure that the unauthorized miners do not get access to barred areas.
HIV & AIDS Policy
     We are actively pursuing holistic HIV & AIDS awareness campaigns with our South African workforce and are also providing medical assistance and anti-retroviral treatment. Employees who decide to leave their place of work and return home for care are cared for at their homes through the TEBA home based care system, to which we contribute. See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — HIV & AIDS poses risks to Harmony in terms of productivity and costs” and Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services may increase in the future”.
     In South Africa, we have an agreement with the relevant stakeholders concerning the management of HIV & AIDS in the workplace. This agreement, originally signed in 2002 with the National Union of Mine Workers (“NUM”) and the United Association of South Africa (“UASA”) has been subsequently amended, the latest in August 2006. While many aspects of the policy have remained unaltered, the most fundamental change is the inclusion in the policy of a broad spectrum of chronic manageable diseases other than HIV & AIDS such as diabetes, asthma and hypertension. This was done in order to minimize the stigma surrounding stand alone HIV & AIDS treatment centers and also to emphasize our view that HIV & AIDS should no longer be viewed as a death sentence, but rather a chronic, manageable disease. The agreement also serves to reassure our employees of our commitment to the respect of all human rights and commitment to non-discriminatory practices and zero tolerance to discrimination of any of our employees. During the early stages of the implementation of the HIV & AIDS program, the agreement was also used as a marketing tool to encourage employee participation in the Harmony HIV & AIDS Program.
Management of HIV & AIDS & Tuberculosis (TB)
     The HIV & AIDS pandemic continues to have a significant impact on the company (through absenteeism, reduced performance, loss of skills) and employees and their families. At Harmony HIV & AIDS is managed at three levels.
•	At a clinical level, the symptoms of the illness are managed by the Group’s health care services.

•	Company-wide and mine-specific initiatives are conducted. Shaft-based HIV & AIDS committees form an integral part of the Health and Safety Committees, which meet on a monthly basis.

•	Group policy and practice is overseen by a specialist health care professional.
     A revised integrated clinical strategy, developed as part of the new strategy to address TB and HIV & AIDS was developed during the year. This strategy was developed through a workshopping process that was led by academics and experts drawn from the Universities of Cape Town, Pretoria and Witwatersand, and with the participation of the 19 Harmony health care staff, ranging from medical doctors, to occupational health practitioners, nursing sisters and others.
     A number of key issues have been highlighted in this new strategy that integrate and consolidate the traditional HIV/AIDS and TB approaches. These include:
•	Concerted efforts will be made to enhance and sustain the group’s Voluntary Counselling and Testing (“VCT”) programs, and to implement a pre-employment testing program.

•	Enhanced education and counselling will be provided to employees who are HIV-negative.

•	Anti-retroviral therapy (“ART”) will be introduced at an earlier stage, which is expected to have a significant impact on reducing TB incidence rates.

•	In addition, efforts will be made to intensify case findings, introduce isoniazid (“INH”) preventative treatment and improve infection control with further infection control measures such as the use of masks, ultra-violet lights, etc.
HIV & AIDS performance
     It is currently estimated (based on estimates within the gold mining industry) that around 30% of Harmony’s employees are HIV positive. It is possible, however, that actual prevalence rates are higher than this as a result of the current treatment campaigns (including ART). A follow-up financial impact analysis will be undertaken in fiscal 2010, and will include updated actuarial analysis of these figures. Our focus is on early detection and treatment to increase the likelihood of extended, healthy lives for infected employees. New electronic data collation systems were implemented in fiscal 2009 and will improve the monitoring and evaluation of the programme outcomes.
     The group’s performance is focused on the following four areas:
•	Prevention

•	VCT

•	Treatment, care and support

•	Community-based interventions
     HIV & AIDS expenditure decreased to R16 million (U.S.$1.7 million) in fiscal 2009, compared to R19 million (U.S.$2.6 million) in fiscal 2008, the decrease was mainly due to vacancies not being filled and we also saw a slight drop in drug prices as more generic drugs were registered and introduced into the market. It is understood that 633 employees with AIDS were separated from the company during the year, and 185 employees died in service as a result of AIDS, compared to 523 and 396 in fiscal 2008, respectively.
Australia
     Australia has a well-regulated system of occupational health and safety, comprised of legislation and regulations in each of its states. Several of these specifically apply to the mining industry, including extensive codes of practice and guidelines. There is also a well-developed certification and licensing system for employees and the usage of certain items of equipment. The legislation and regulations governing this area include the Australian Standards 4804, the Safety Management Systems and the Western Australian Mining Regulation Act 1994, the Occupational Safety and Health Act 1984 (WA), the Occupational Safety and Health Regulations 1996, the Mines Safety and Inspection Act 1994 (WA) and the Mines Safety and Inspection Regulations 1995. In the event of injury while at work, employees are protected by a compulsory workers compensation scheme. We currently believe that the prevalence of HIV & AIDS-related diseases among our Australian workforce is not material to our Australian operations.
PNG
     PNG has a significant mining industry, and a developing system of occupational health and safety. The Mining (Safety) Act of 1977 (PNG) is the principal legislation that addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
     Although reliable statistics with regard to infection rates are not readily available, preliminary results indicate that PNG is in the early stages of an AIDS pandemic. As part of the development of the Hidden Valley project, and other exploration activities carried out by us in PNG, we have rolled out a health care strategy focused on prevention and VCT campaigns for our employees to increase AIDS awareness. See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and Item 3.”Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services may increase in the future”.

Item 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.
Overview
     We conduct underground and surface gold mining and related activities, including exploration, processing, smelting and beneficiation. Our operations have grown significantly since 1995, largely through acquisitions. Since 1995, we have expanded from a lease-bound mining operation into an independent world-class gold producer. We are currently the third largest producer of gold in South Africa, producing some 23% of the country’s gold output, and are among the world’s top ten gold producers. Our gold sales have increased from 650,312 ounces of gold in fiscal 1995 to approximately 1.5 million ounces of gold in fiscal 2009. As at June 30, 2009, our mining operations reported total proven and probable reserves of approximately 48.2 million ounces and in fiscal 2009, we processed approximately 21.1 million tons of ore.
     For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts managed by a team (headed by a single general manager) being considered to be an operating segment.
     Our reportable segments are as follows:
•	Tshepong, Phakisa, Bambanani, Doornkop, Elandsrand, Target, Evander, Masimong, Virginia, Cooke operations (sold in November 2008 and classified as discontinued operations) and PNG; and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” or “Other — Surface”.
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
     Our significant accounting policies are described in more detail in note 2 to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18. “Financial Statements”. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact our financial results and future financial performance.
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
     Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the orebodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. These reserves are determined in accordance with SAMREC, JORC and SEC Industry Guide 7.
     Because the economic assumptions used to estimate the gold mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Group’s financial results and financial position in a number of ways, including depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method.
     The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3. “Key Information — Risk Factors — Harmony’s gold reserve figures are estimated based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.”
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
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2009, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of U.S.$750 per ounce and South African and Australian dollar exchange rates of U.S.$1 = R9.33 and A$1 = U.S.$0.75, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
     As discussed above under “Gold mineral reserves”, various factors could impact our ability to achieve our forecasted production schedules from proven and probable reserves. Additionally, gold prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and Greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.
     During fiscal 2009, 2008 and 2007, we recorded impairments of U.S.$61 million, U.S.$22 million and U.S.$37 million, respectively, on property, plant and equipment, all from continuing operations. Material changes to any of these factors or assumptions discussed above could result in future impairment charges.
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
     During fiscal 2008, we recorded an impairment of U.S.$13 million on goodwill. No impairment was recorded during fiscal 2009.
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
     A substantial proportion of the production at each of New Hampton and Hill 50 in Australia was already hedged when we acquired them. Since fiscal 2002, in line with our strategy of being generally unhedged, we evaluated the hedge agreements as well as market conditions and closed out the hedge contracts at the time that provided the most benefits. The last of the contracts were closed out during fiscal 2007, which resulted in our being unhedged in line with our stated company policy to give shareholders full exposure to the gold price. Our costs of closing out certain operations hedge positions in fiscal year 2007 were approximately U.S.$60 million, before taxes.
     Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production in the near-term.

Harmony’s Realized Gold Price
     The average gold price in U.S. dollars received by us has generally increased since January 1, 2002. In fiscal 2009, the average gold price in U.S. dollars received by us for continuing operations was U.S.$867 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely”.
     The following table sets out the average, the high and the low London Bullion Market price of gold and our average U.S. dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2009	2008	2007
	($/oz)
Average	874	821	638
High	989	1,011	692
Low	713	649	561
Harmony’s average sales price — continuing operations(1)	867	813	638

(1)	Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.
Costs
     Our cash costs and expenses typically make up over 80% of our total costs. The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 58% of our production costs.
     Our cash costs for continuing operations has increased from U.S.$487 per ounce in fiscal 2007 to U.S.$583 per ounce in fiscal 2009, mainly as a result of lower production volumes, the impact of increased labor and energy costs as well as inflationary pressures on supply contracts. In U.S. dollar terms, these increases were offset by the depreciation of the Rand-U.S. dollar exchange rate.
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
     The average rate of the South African Rand depreciated approximately 24% against the U.S. dollar in fiscal 2009 compared to fiscal 2008. In the case of our International operations, the Australian dollar depreciated approximately 16%, while the Kina appreciated approximately 5%, against the U.S. dollar in fiscal 2009 compared to fiscal 2008.
Reconciliation of Non-GAAP Measures
     Total cash costs and total cash costs per ounce are non-GAAP measures.
     Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined.
     We have previously calculated total cash costs and total cash costs per ounce by dividing total cash costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories and ore stockpiles, ongoing environmental rehabilitation costs, as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination cost is included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Management has recalculated these measures to exclude the costs associated with movements in production inventories, and in line with this change, now use gold ounces produced as the denominator. The measures have been re-presented for all comparative periods shown.
     Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the International operations, the Australian dollar and Kina. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS as issued by the IASB. In addition, while the Gold Institute has provided guidance for the calculation of total cash costs and total cash costs per ounce, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
     Continuing operations
     The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sale from continuing operations:

	Fiscal year ended June 30,
	2009	2008	2007
	(in $ millions, except per ounce amounts)
Total cost of sales from continuing operations — under IFRS	1,104	1,162	1,084
Depreciation and amortization expense	(167)	(117)	(134)
(Provision)/reversal of provision for rehabilitation costs	(3)	(2)	6
Care and maintenance costs of restructured shafts	(6)	(10)	(8)
Employment termination and restructuring costs	(4)	(32)	—
Share-based payments	(13)	(6)	(6)
Impairment of assets	(61)	(35)	(37)
Provision for post retirement benefits	—	(1)	2
Gold inventory movement	2	(2)	10
Total cash costs from continuing operations — using Gold Institute guidance	852	957	917
Per ounce calculation:
Ounces produced	1,460,831	1,599,854	1,881,908
Total cash cost per ounce from continuing operations — using Gold Institute guidance	583	598	487

     Discontinued operations
     The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:

	Fiscal year ended June 30,
	2009	2008	2007
	(in $ millions, except per ounce amounts)
Total cost of sales from discontinued operations — under IFRS	50	196	263
Depreciation and amortization expense	—	(7)	(29)
Provision for rehabilitation costs	—	(1)	(6)
Care and maintenance costs of restructured shafts	—	—	(1)
Employment termination and restructuring costs	—	(1)	—
Share-based payments	—	—	(1)
Gold inventory movement	2	6	—
Total cash costs from discontinued operations — using Gold Institute guidance	52	193	226
Per ounce calculation:
Ounces produced	80,377	310,603	451,492
Total cash cost per ounce from discontinued operations — using Gold Institute guidance	644	621	499
Total Harmony — Continuing and discontinued operations
     The following is a reconciliation of total cash costs from the total operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from the total operations:

	Fiscal year ended June 30,
	2009	2008	2007
	(in $ millions, except per ounce amounts)
Total production costs — under IFRS	1,154	1,358	1,347
Depreciation and amortization expense	(167)	(124)	(163)
(Provision)/reversal of provision for rehabilitation costs	(3)	(3)	—
Care and maintenance costs of restructured shafts	(6)	(10)	(9)
Employment termination and restructuring costs	(4)	(33)	—
Share-based payments	(13)	(6)	(7)
(Impairment)/reversal of impairment of assets	(61)	(35)	(37)
Provision for post retirement benefits	—	(1)	2
Gold inventory movement	4	4	10
Total cash costs — using Gold Institute guidance	904	1,150	1,143
Per ounce calculation:
Ounces produced	1,541,208	1,910,457	2,333,400
Total cash cost per ounce — using Gold Institute guidance	586	602	489
     Within this disclosure document, our discussion and analysis is focused on the total cash costs measure as defined by the Gold Institute, as modified to exclude the effects of changes in production inventory.
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
     Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in U.S. dollars, most of our revenues are received in U.S. dollars. The average gold price received by us during fiscal 2009 increased by U.S.$54 per ounce to U.S.$867 per ounce from U.S.$813 per ounce during fiscal 2008. Appreciation of the Rand against the U.S. dollar increases our U.S. dollar working costs at our South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strength in the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
     The exchange rates obtained when converting U.S. dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2009 is R7.72 per U.S.$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R7.80 per U.S.$1.00 as at June 30, 2008, reflecting an appreciation of 1% of the Rand against the U.S. dollar when compared with June 30, 2008. Income statement items were converted at the average exchange rate for the fiscal 2009 (R9.00 per U.S.$1.00), reflecting a depreciation of 24% of the Rand against the U.S. dollar when compared with fiscal 2008. The majority of our working costs are incurred in Rands and as a result this depreciation of the Rand against the U.S. dollar would reduce our working costs when translated into U.S. dollars. This effect was however negated by increases in our labor costs as well as inflationary pressures on our consumable stores and energy cost, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2009. Depreciation of the Rand against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. Similarly, at our International operations, depreciation of the Australia dollar or Kina against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand and other non-U.S. currencies, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand and other non-U.S. currencies”.
Inflation
     Our operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before it decreased significantly to 6.9% at the end of fiscal 2009. This decrease was due to inflation targeting by the SARB, a task that it will continue in fiscal 2010. However, working costs, and wages especially, have increased considerably over the past three years resulting in significant cost pressures for the mining industry. Our profits and financial condition could also be affected adversely in the absence of a concurrent devaluation of the Rand and an increase in the price of gold.
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

Royalties
     The MPRDA makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008). The Act provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. It is estimated that the formula could translate to a royalty rate of more than 2% of gross sales in terms of current pricing assumptions. The final legislation results in a large increase from the 1.5% rate proposed in the draft in 2006. The royalty is to become effective on March 1, 2010. The introduction of the Mining and Petroleum Royalty Act will have an adverse impact on the profits generated by our operations in South Africa.
Costs
     As part of our Back-to-Basics strategy, we reinstated the focus on monthly reviews to ensure that stringent cost control measures are in place and enforced. This will assist us in monitoring and reducing consumable costs.
     Due to the fact that the new mines are expected to start producing high volumes of ore, with better economies of scale, at higher grades, we expect that cash operating costs in dollar per ounce terms will be reduced. This will be dependent on our achieving our operational plans. An increase is expected in revenue due to the increase in the gold price, as per our long term view on the various factors influencing the Rand gold price.
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
     However, as part of our complete review of the operations in fiscal 2008, our Executive Committee took a long and hard look at the real benefits of Conops. In essence, we undertook a due diligence as if we were evaluating it for the first time.
     As a result of these assessments, Conops was stopped at all operations by the end of fiscal 2008, with the exception of Evander 8 and Target. During 2009, Conops continued at both these shafts.
Productivity
     The decline in productivity has been one of the challenges facing the South African gold industry for a number of years. This decline in our productivity mainly came as a result of an aging workforce, the health of the workforce that has been negatively impacted by HIV and AIDS, increased working distances from shafts and aging infrastructure. We reacted to these challenges through various initiatives including the “Healthy workforce” drive, the VCT campaign upgrade of rail bound equipment and track work and other improvement projects.
Electricity Supply
     Historically, South Africa has enjoyed both low-cost electrical energy provision, and a stable supply. In early 2008, however, the national power utility Eskom experienced a major capacity shortage resulting in country-wide blackouts and reduced energy supply. The mining industry was severely affected for a period of five days in January 2008, and thereafter imposed limitations which continued to have an impact. We have devised new strategies so as to optimize our usage of 90% of our previous electricity supply allowed in terms of the Energy Conservation Scheme (“ECS”) and interim rules imposed by Eskom. All operations were allocated an ECS allocation in line with the Eskom allocation and equipment and management structures were put in place to monitor and manage real-time consumption.

     Applications submitted to Eskom for additional energy allocation to the four future growth projects were approved, enabling us to proceed with the projects and to ramp-up to full capacity utilizing Eskom power. We also submitted applications for additional power allocation for four future projects in the Free State, which were also approved by Eskom. Annual re-submissions for the verification of the fiscal 2009/2010 allocations, including additional allocation for all approved projects, and Nominated Maximum Demand (“NMD”) to secure adequate network capacity were made to Eskom as required by the interim ECS and new NMD rules. We are a voluntary participant in the ECS until such time that the national ECS becomes compulsory and Eskom relationships are maintained on this basis.
     The Eskom supply constraint renewed South African industry’s interest in renewable energy and various companies have obtained access to internationally-proven technology that was previously not readily available or affordable in South Africa. Investigations into solar heating and solar electricity generation initiatives are currently underway to identify viable projects that could potentially contribute towards our energy efficiency improvement and carbon footprint reduction.
     The challenge for us is to improve production to the required levels without compromising the saving initiatives achieved during fiscal 2008 and 2009.

Results of Operations
Years Ended June 30, 2009 and 2008
Continuing Operations
Revenues
     Revenue decreased U.S.$48 million, or 4%, from U.S.$1,325 million in fiscal 2008 to U.S.$1,277 million in fiscal 2009. This decrease can primarily be attributed to the decrease in ounces sold. This was offset was by the higher average price of gold received by us, U.S.$867 per ounce in 2009 compared to U.S.$813 per ounce in 2008.
     Our gold sales decreased 154,062 ounces, or 9%, from 1,627,624 in fiscal 2008 to 1,473,562 in fiscal 2009. The grade recovered was lower, at 0.07 ounces per ton in fiscal 2009 compared to 0.08 ounces per ton in fiscal 2008, negatively impacting on the ounces produced. The lower recovery grade was as a result of the increase in tons treated from surface tailings dams at a lower recovery grade.
     At Tshepong ounces sold decreased by 17%, from 273,119 in fiscal 2008 to 227,113 in fiscal 2009. This was due to a lower recovery grade of 0.152 ounces per ton compared with 0.161 ounces per ton in fiscal 2008.
     At Phakisa ounces sold increased from 4,212 in fiscal 2008 to 21,477 in fiscal 2009. This was due to an increase in production volumes as the various sections moved into production, building up to full production in the next two to three years.
     At Bambanani ounces sold decreased by 25%, from 158,985 in fiscal 2008 to 119,665 in fiscal 2009. This was due to a lower production as a result of the restructuring due to power constraints. This was offset by a better recovery grade which increased from 0.170 ounces per ton in fiscal 2008 to 0.213 in fiscal 2009.
     At Doornkop ounces sold decreased from 44,143 in fiscal 2008 to 43,211 in fiscal 2009. This is due to the lower recovery grade, which deteriorated to 0.070 in fiscal 2009, compared with 0.089 in fiscal 2008.
     At Elandsrand ounces increased from 158,631 in fiscal 2008 to 183,676 in fiscal 2009. This was due to an increase in the production volumes.
     At Masimong ounces sold increased by 31%, or 37,006 ounces, from 117,575 in fiscal 2008 to 154,581 in fiscal 2009. This was due to an increase in production volumes from 892,000 tons to 981,000 tons in fiscal 2009 and a higher recovery grade of 0.157 ounces per ton due to a higher face grade being mined.
     At Evander ounces sold decreased by 18%, from 240,037 in fiscal 2008 to 195,668 in fiscal 2009. This was due to a decrease in production volumes as a result of the closure of the pillars in the old mine and poor environment conditions in the decline area which affected mining.
     The ounces sold at Kalgold decreased by 28% from 93,172 in fiscal 2008 to 66,841 in fiscal 2009. This was due to a 31% decrease in recovery grade from 0.055 ounces per ton in fiscal 2008 to 0.038 ounces per ton in fiscal 2009. This was due to the depletion of the D-zone.
     Ounces sold at Mount Magnet decreased from 77,097 in fiscal 2008 to nil in fiscal 2009. This was due to the operation being put on care and maintenance in December 2007 in anticipation of its sale.

Cost of sales
     Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.
a) Production costs
     The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2009 and fiscal 2008:

					Percentage
	Year Ended June 30,		Year Ended June 30,		(Increase)/decrease
	2009		2008		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA
Tshepong	230,778	483	265,914	455	(6.2)
Phakisa	22,216	555	4,024	497	(11.7)
Bambanani	121,530	611	154,879	639	4.4
Doornkop	42,150	804	44,038	749	(7.3)
Elandsrand	174,321	660	164,215	652	(1.2)
Target	87,225	645	79,602	716	9.9
Masimong	154,034	476	116,424	756	37.0
Evander	190,075	572	231,799	526	(8.7)
Virginia	258,170	638	247,820	726	12.1
Other — underground	65,684	636	67,862	752	15.4
Other — surface	114,648	521	147,980	378	(37.8)

INTERNATIONAL
PNG	—	—	—	—	—
Other	—	—	75,297	545	100
Total continuing operations	1,460,831		1,599,854
Weighted average		583		598	2.5
     Our average cash costs from continuing operations decreased by U.S.$15 per ounce, or 2.5%, from U.S.$598 per ounce in fiscal 2008 to U.S.$583 per ounce in fiscal 2009. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The decrease in cash cost expressed in U.S. dollars per ounce in fiscal 2009 was attributable primarily to the depreciation of the South African Rand against the U.S. dollar. This was offset by an increase in operating cost as well as the decrease in ounces produced when compared to fiscal 2008. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost.
     At Tshepong, the cash costs per ounce increased from U.S.$455 in fiscal 2008 to U.S.$483, or 6%, in fiscal 2009. This was due to the decrease in ounces produced in fiscal 2009 as well as increases in labor and electricity costs.
     At Phakisa, the cash costs per ounce increased from U.S.$497 in fiscal 2008 to U.S.$555, or 12%, in fiscal 2009. This was due to the increase in tons mined as a result of the planned ramp-up in production.
     At Doornkop, the cash costs per ounce increased by 7%, from U.S.$749 in fiscal 2008 to U.S.$804 in fiscal 2009, primarily due to labor, consumables and services cost increases.
     At Target, the cash costs per ounce decreased from U.S.$716 in fiscal 2008 to U.S.$645 in fiscal 2009, or by 10%. This reduction was due to higher gold production.
     At Masimong, the cash costs per ounce decreased by 37% from U.S.$756 in fiscal 2008 to U.S.$476 in fiscal 2009, primarily due to the restructuring and cessation of Conops, as well as an increase in ounces produced.

     At Evander, the cash costs per ounce increased by 9%, from U.S.$526 in fiscal 2008 to U.S.$572 in fiscal 2009, primarily due to a decrease in ounces produced.
     Under Other — Surface, the cash costs per ounce at Kalgold increased by 26% from U.S.$401 in fiscal 2008 to U.S.$506 in fiscal 2009, primarily due to the decrease in ounces produced. Also contributing was an increase of 40% at Phoenix, from U.S.$381 to U.S.$534, as a result of a decrease in grade.
b) Depreciation and amortization
     Depreciation and amortization increased to U.S.$167 million in fiscal 2009 from U.S.$117 million in fiscal 2008. This increase relates primarily to the charge for the Mount Magnet operation when it ceased to be classified as held-for-sale and depreciation amounting to U.S.$28 million for the period from April 2007 to June 2009 was recorded. Also contributing to the increase is the commencement of depreciation at Tshepong’s Sub 66 Decline. Depreciation was accelerated at Evander and Bambanani as a result of the decrease in the reserves used as a denominator in the calculation.
c) Employment termination and restructuring costs
     The charge for employment termination and restructuring costs decreased from U.S.$32 million in fiscal 2008 to U.S.$4 million in fiscal 2009. The charges relate to the voluntary retrenchment process that was initiated in December 2007 when management decided to decentralize certain of the central services departments and the cessation of Conops at several of the operations.
d) Impairment of assets
     The impairment charge increased from U.S.$35 million in fiscal 2008 to U.S.$61 million in fiscal 2009. The charge in fiscal 2009 relates to impairments at the Virginia, Evander and Target operations amounting to U.S.$71 million. These impairments resulted primarily from a decrease in the expected life of mine of these operations, as well as an increase in the costs to operate the shafts. At Target and Evander, additional capital expenditure has been included in the revised life-of-mine plans in order to access reserve ounces in areas where geological anomalies have been discovered. These changes resulted in the carrying amount exceeding the recoverable amount. This was offset by a reversal of the impairment at Mount Magnet when this operation was no longer classified as held-for-sale and the carrying amount was re-measured in terms of IFRS 5, Non-current Assets Held For Sale and Discontinued Operations. The charge in fiscal 2008 relates to impairments at the Evander and other underground operations as well as surface operations (Kalgold). Included in the amount is U.S.$13 million for goodwill related to certain shafts that were included under “Other — Underground”. These impairments resulted primarily from a decrease in the expected life of mine of these operations, as well as an increase in the costs to operate the shafts. These changes resulted in the carrying amount exceeding the recoverable amount.
e) Share based compensation
     The charge for share based compensation increased from U.S.$6 million in fiscal 2008 to U.S.$13 million in fiscal 2009. This increase is primarily attributable to the higher grant-date fair value of share options granted to eligible employees in December 2008. Also included in the charge for 2009 is the acceleration of the cost relating to unvested shares attributable to the employees at the Cooke operations who were transferred to Rand Uranium.
Corporate, administration and other expenditure
     The charge increase from U.S.$33 million in fiscal 2008 to U.S.$40 million in fiscal 2009, primarily as a result of the allocation of certain central service departments and employees to the corporate budget, which is not included in production costs.
Profit on sale of property, plant and equipment
     The profit increased from U.S.$18 million in fiscal 2008 to U.S.$116 million in fiscal 2009, primarily as a result of the sale of 50% of our interest in the PNG gold and copper assets to Newcrest.

Other expenses — net
     The charge for other expenses decreased to U.S.$3 million, compared with a charge of U.S.$13 million in fiscal 2008. Included in the total for fiscal 2009 is a charge of U.S.$22 million recognized in the income statement for the foreign exchange movements after the de-designation of loans previously designated as forming part of the net investment in foreign operations. The amount in fiscal 2008 was a credit of U.S.$15 million. Also included in the total for fiscal 2009 is an amount of U.S.$53 million relating to the reclassification to the income statement, following the partial repayment of the loans, of a portion of the accumulated gains recorded in equity that arose while these loans were considered to form part of the net investment in the foreign operations. During fiscal 2009, bad debts amounting to U.S.$3 million were written off. A provision for bad debts of U.S.$11 million was also raised in fiscal 2009, a decrease from fiscal 2008 of U.S.$2 million.
Profit/(loss) from associates
     The profit from associates was U.S.$1 million in fiscal 2009, compared to the loss of U.S.$11 million in fiscal 2008. The increase relates primarily to inclusion of profits from Rand Uranium since acquisition on November 21, 2008. This was offset by the losses from Pamodzi of U.S.$4 million in fiscal 2009. The loss in fiscal 2008 relates to losses from Pamodzi recognized from the date of acquisition.
Impairment of investment in associate
     The charges in fiscal 2009 and 2008 for the impairment of investment in associate relates primarily to the impairment of the investment in Pamodzi. When Pamodzi was placed into liquidation and the trading of its shares on the JSE suspended during fiscal 2009, the investment was fully impaired. At June 30, 2008, management determined that the recoverable amount of the investment was U.S.$19 million, which represented the market value of the listed shares on that date.
Fair value movement of financial instruments
     The loss in fiscal 2009 relates primarily to the impairment of the investment in Dioro of U.S.$11 million reclassified from other reserves to the income statement when the investment was considered to be permanently impaired at December 31, 2008. This was offset by the subsequent gain recognized in the income statement on the disposal of the investment in April 2009. The gain in fiscal 2008 relates to the investment in ARM held by the ARM Empowerment Trust, where the increase in the share value of the ARM shares above R29 (U.S.$4.62) per share was limited to the interest capitalized on the Nedbank loan.
Loss on sale of listed investments
     The loss on sale of listed investments of U.S.$63 million in fiscal 2008 relates to the sale of the remainder of the investment in Gold Fields.
Investment income
     Investment income increased from U.S.$39 million in fiscal 2008 to U.S.$49 million in fiscal 2009, primarily due to the increase in interest received on cash balances, which were higher throughout the year, as well as on held-to-maturity investments held by our environmental trust funds.
Finance costs
     Finance costs decreased from U.S.$71 million in fiscal 2008 to U.S.$24 million in fiscal 2009. This was due primarily to the decrease in interest rates as well as the decrease in the balance of the outstanding debt. Also contributing to the decrease in finance cost expensed was the increase in interest capitalized to qualifying assets, from U.S.$22 million in fiscal 2008 to U.S.$31 million in fiscal 2009.
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
     The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies (“STC”). STC is a tax on dividends declared and, at present, the STC tax rate is equal to 10% (previously 12.5%). To the extent we receive dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to STC. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining taxable income. In 2009 and 2008, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made. In 1993, the Harmony Company elected to pay the STC tax. All of our South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2009	2008
Effective tax rate expense	(10%)	680%
     The effective tax rate for fiscal 2009 was lower than the statutory tax rate of 43% for us and our subsidiaries as a whole. The most significant reasons for the decrease relates to differences between the SA mining statutory tax rate and the rate used to provide deferred tax, and other tax dispensations granted on certain mining assets. Offsetting this is non-deductible expenses and prior year adjustments. Included in the non-deductible expenses is non-deductible interest of U.S.$17 million, impairments of U.S.$20 million, as well U.S.$24 million relating to transfer pricing.
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
     The Australian legislature has introduced a Tax Consolidations Regime, under which from July 1, 2003, Harmony Gold Australia Proprietary Limited and its wholly owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidations rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result all inter company transactions between group members are ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.
     Mining operations in Western Australia are also subject to a 2.5% gold royalty because the mineral rights are owned by the State Government. All gold production from the Mount Magnet operations is subject to this royalty.
     Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries that are paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or in the case of South Africa 5% where the dividend is paid to a company which controls at least 10% of the Australian dividend paying company). Where dividends are fully franked, no withholding tax applies as an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.
     PNG. The Hidden Valley Project in PNG is expected to commence operations in fiscal 2010. We are also reviewing other potential projects and carrying out extensive exploration.
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
     PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG.
Discontinued Operations
Revenues
     Revenues decreased from U.S.$253 million in fiscal 2008 to U.S.$69 million in fiscal 2009, due to the fact that the Cooke operation was sold in November 2008.
Costs
     Costs decreased from U.S.$199 million in fiscal 2008 to U.S.$51 million in fiscal 2009. This was due to the sale of the Cooke operation in November 2008.
Profit/(loss) on sale of property, plant and equipment
     The profit on property, plant and equipment in fiscal 2009 relates to the sale of the Cooke operations in November 2008. The loss on sale of property, plant and equipment for fiscal 2008 of U.S.$4 million relates to the loss of U.S.$13 million on the sale of South Kalgoorlie as well as the profit of U.S.$9 million on the sale of Orkney.
Income and Mining Taxes
     South Africa. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section.
     In 2009 and 2008, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made.
     Australia. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section. In fiscal 2009 and 2008, the income tax rate for companies was 30%.
Continuing and discontinued operations
Net profit/(loss)
     The net profit/(loss) increased from a net loss of U.S.$30 million in fiscal 2008 to a net profit of U.S.$311 million. This is due to the factors discussed above.
Years Ended June 30, 2008 and 2007
Continuing Operations
Revenues
     Revenue increased U.S.$123 million, or 10%, from U.S.$1,202 million in fiscal 2007 to U.S.$1,325 million in fiscal 2008. This increase is attributable primarily to the higher average price of gold received by us, U.S.$813 per ounce in 2008 compared to U.S.$638 per ounce in 2007. This increase was partially offset by a decrease in ounces sold.
     Our gold sales decreased 255,862 ounces, or 14%, from 1,883,486 in fiscal 2007 to 1,627,624 in fiscal 2008. The grade recovered was lower, at 0.08 ounces per ton in fiscal 2008 compared to 0.10 ounces per ton in fiscal 2007, negatively impacting on the ounces produced. The lower recovery grade was as a result of the increase in tons treated from surface tailings dams at a lower recovery grade.
     At Bambanani ounces sold decreased by 19%, from 197,060 in fiscal 2007 to 158,985 in fiscal 2008. This was due to the restructuring of the shaft as a result of power constraints. This was offset by a better recovery grade which increased from 0.154 ounces per ton in fiscal 2007 to 0.174 ounces per ton in fiscal 2008.
     At Doornkop ounces sold decreased from 57,364 in fiscal 2007 to 44,143 in fiscal 2008. Production volumes decreased by 103,000 tons, or 17%, primarily due to an 18 day production stoppage to facilitate shaft work related to the South Reef project as well as three days lost due to Eskom’s power management process.
     At Elandsrand ounces sold decreased from 194,710 in fiscal 2007 to 158,631. This was due to a decrease in volumes mainly as a result of days lost due to the accident in October 2007, as well as a decrease in grade.
     At Target ounces sold decreased by 40% from 142,433 in fiscal 2007 to 85,006 in fiscal 2008. Production volumes decreased by 24% mainly due to issues relating to the massive stopes, which also impacted on the grade.
     At Masimong ounces sold decreased by 21%, or 30,383 ounces, from 147,958 in fiscal 2007 to 117,575 in fiscal 2008. This was due to a decrease in production volumes from 1,0740,000 tons to 892,000 tons as a result of the restructuring process at the shaft.
     The ounces sold at Kalgold increased by 66% from 56,135 in fiscal 2007 to 93,172 in fiscal 2008. This was due to a 67% increase in recovery grade from 0.032 ounces per ton in fiscal 2007 to 0.055 ounces per ton in fiscal 2008. This was due to the higher grade mined in the D-zone pit.
Cost of sales
Cost of sales includes production costs, depreciation and amortization, employment termination and restructuring costs and impairement of assets.
a) Production costs
     The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2008 and fiscal 2007:

					Percentage
	Year Ended June 30,		Year Ended June 30,		(Increase)/decrease
	2008		2007		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA
Tshepong	265,914	455	319,192	360	(26)
Phakisa	4,024	497	—	—	(100)
Bambanani	154,879	639	197,084	599	(7)
Doornkop	44,038	749	56,810	438	(71)
Elandsrand	164,215	652	195,412	535	(22)
Target	79,602	716	142,653	403	(78)
Masimong	116,424	756	146,575	543	(39)
Evander	231,799	526	235,857	495	(6)
Virginia	247,820	726	264,890	528	(38)
Other — underground	67,862	752	104,553	504	(49)
Other — surface	147,980	378	82,467	443	15

INTERNATIONAL
PNG	—	—	—	—	—
Other	75,297	545	136,415	517	(5)
Total continuing operations	1,599,854		1,881,908
Weighted average		598		487	(23)

     Our average cash costs from continuing operations increased by U.S.$111 per ounce, or 23%, from U.S.$487 per ounce in fiscal 2007 to U.S.$598 per ounce in fiscal 2008. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in U.S. dollars per ounce in fiscal 2008 was attributable primarily to an increase in operating cost as well as the decrease in ounces produced when compared to fiscal 2007. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost.
     At Tshepong, the cash costs per ounce increased from U.S.$360 per ounce in fiscal 2007 to U.S.$455, or 26%, in fiscal 2008. This was due to the decrease in ounces produced in fiscal 2008 as well an increase of 11% related to increases in labor and supply costs.
     At Doornkop, the cash costs per ounce increased by 71%, from U.S.$438 in fiscal 2007 to U.S.$749 in fiscal 2008, primarily due to lower production volumes and industry-wide cost increases.
     At Target, the cash costs per ounce increased from U.S.$403 in fiscal 2007 to U.S.$716 in fiscal 2008, or by 78%, primarily due to lower recovery grades and volumes resulting from issues experienced during fiscal 2008.
     At Masimong, the cash costs per ounce increased by 39% from U.S.$543 in fiscal 2007 to U.S.$756 in fiscal 2008, primarily due to the restructuring and cessation of Conops, as well as a decrease in ounces produced.
     Under Other — Underground, the cash costs at Joel increased from U.S.$428 in fiscal 2007 to U.S.$638 in fiscal 2008, or 49%. This was due to the decrease in tonnage after re-equipping resulted in the shaft not being fully operational for the first six months of fiscal 2008. Costs were also 17% higher in fiscal 2008. Also, at St. Helena, cash costs increased by 82% from U.S.$860 per ounce in fiscal 2007 to U.S.$1,565 per ounce in fiscal 2008. This was due to the fact that the shaft was closed during fiscal 2008.
     Under Other — Surface, the cash costs at Kalgold decreased by 21% from U.S.$506 in fiscal 2007 to U.S.$401 in fiscal 2008, primarily due to the increase in ounces produced. This was offset by an increase of 30% at Phoenix, from U.S.$293 to U.S.$381, as a result of a decrease in grade and an increase in volumes and transport costs
b) Depreciation and amortization
     Depreciation and amortization decreased to U.S.$117 million in fiscal 2008, from U.S.$134 million in fiscal 2007. This decrease relates primarily to the decrease in production. This decrease was offset by increases relating to the increase in depreciation on non-mining assets (U.S.$4 million) and borrowings’ issue costs (U.S.$3 million). Also contributing was the commencement of depreciation on the two completed levels at Elandsrand during July 2007 resulted in a depreciation charge of U.S.$2 million.
c) Employment termination and restructuring costs
     The charge for employment termination and restructuring costs increased from U.S.$nil in fiscal 2007 to U.S.$32 million in fiscal 2008. The charge in fiscal 2008 relates to the voluntary retrenchment process that was initiated in December 2007 when management decided to decentralize central services and the cessation of Conops at several of the operations.
d) Impairment of assets
     The impairment charge decreased from U.S.$37 million in fiscal 2007 to U.S.$35 million in fiscal 2008. The charge in fiscal 2008 relates to impairments at the Evander and other underground operations as well as surface operations (Kalgold). Included in the amount is U.S.$13 million for goodwill related to certain shafts that were included under “Other — Underground”. These impairments resulted primarily from a decrease in the expected life of mine of these operations, as well as an increase in the costs to operate the shafts. These changes resulted in the carrying amount exceeding the recoverable amount. The charge in fiscal 2007 relates primarily to an impairment on the Mount Magnet operation of U.S.$56 million and U.S.$2 million relating to the cessation of operations at the Refinery in the Free State. This was offset by reversals at surface operations (Kalgold) and other underground operations.

Profit on sale of property, plant and equipment
     The profit decreased from U.S.$25 million in fiscal 2007 to U.S.$18 million in fiscal 2008. Included in the total for fiscal 2008 was a profit of U.S.$11 million relating to the sale of tenements in Australia. In fiscal 2007, the disposal of the Randfontein 4 shaft and the Deelkraal surface assets netted profits of U.S.$10 million and U.S.$14 million, respectively.
Other expenses — net
     The total for other expenses increased to U.S.$13 million, compared with a credit of U.S.$ nil in fiscal 2007. This was primarily due to the increase in provision for bad debts from U.S.$1 million in fiscal 2007 to U.S.$13 million in fiscal 2008. This provision relates to trade and loans receivables that have exceeded their payment terms, and where we believe that recoverability is doubtful.
     These charges were offset by the increase of U.S.$15 million in foreign exchange gains related to the loans to the International operations. These loans, which was previously designated as net investments of the Group’s International operations, were de-designated in fiscal 2008, mainly as a result of the expected proceeds from the PNG Partnership Agreement. Accumulated exchange gains/(losses) that arose while the loans were considered to form part of the Group’s net investment in its International operations are reclassified to the consolidated income statement as and when the loans are repaid.
Loss from associates
     The loss from associates increased from U.S.$3 million in fiscal 2007 to U.S.$11 million in fiscal 2008. The increase relates primarily to inclusion of losses from Pamodzi since acquisition on February 27, 2008.
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
Fair value movement of financial instruments
     The gains in fiscal years 2007 and 2008 are related to the investment in ARM held by the ARM Empowerment Trust, where the increase in the share value of the ARM shares above R29 (U.S.$4.62) per share was limited to the interest capitalized on the Nedbank loan.
Loss on sale of listed investments
     The loss on sale of listed investments increased from U.S.$5 million in fiscal 2007 to U.S.$63 million in fiscal 2008. The amount in 2008 relates to the sale of the remainder of the investment in Gold Fields. The loss in fiscal 2007 arose when we disposed of a portion of our interest in Gold Fields through various transactions.
Investment income
     Investment income increased from U.S.$27 million in fiscal 2007 to U.S.$39 million in fiscal 2008, primarily to the increase in interest received on loans (U.S.$4 million) and held-to-maturity investments, held by our environmental trust funds (U.S.$4 million). Also contributing was an increase in dividends received from U.S.$3 million in fiscal 2007 to U.S.$5 million in fiscal 2008, which related to the Gold Fields shares.

Finance costs
     Finance costs increased from U.S.$66 million in fiscal 2007 to U.S.$71 million in fiscal 2008. This was due primarily to the increase in interest rates as well as the increase in the balance of the outstanding debt. This was offset by the increase in interest capitalized to qualifying assets, from U.S.$10 million in fiscal 2007 to U.S.$22 million in fiscal 2008.
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
     The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the STC. The STC is a tax on dividends declared and, at present, the STC tax rate is equal to 10% (previously 12,5%). To the extent we receive dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to STC. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining taxable income. In 2008, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made. In 2007, the tax rates for companies that elected the STC exemption were 45% for mining income and 37% for non-mining income, compared with 35% for mining income and 29% for non-mining income if the STC exemption election was not made. In 1993, we elected to pay the STC tax. All of our South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2008	2007
Effective tax rate expense	680%	(1%)
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
     The Australian legislature has introduced a Tax Consolidations Regime, under which from July 1, 2003, Harmony Gold Australia Proprietary Limited and its wholly owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidations rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result all inter company transactions between group members are ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.
     Mining operations in Western Australia are also subject to a 2.5% gold royalty because the mineral rights are owned by the State Government. All gold production from the Mount Magnet operations is subject to this royalty. Most of the production from the South Kalgoorlie operations is from freehold land and is, accordingly, exempt from this royalty.
     Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries that are paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15 (or in the case of South Africa 5% where the dividend is paid to a company which controls at least 10% of the Australian dividend paying company). Where dividends are fully franked, no withholding tax applies as an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place.
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
     PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG.
Discontinued Operations
Revenues
     Revenues decreased from U.S.$287 million in fiscal 2007 to U.S.$253 million in fiscal 2008, due to the fact that South Kalgoorlie and Orkney operations were sold in December 2007 and February 2008, respectively. Also contributing is lower ounces produced at the Cooke operations. These decreases were offset by an increase in the average gold price received.
Costs
     Costs decreased from U.S.$271 million in fiscal 2007 to U.S.$199 million in fiscal 2008. This was due to the sale of South Kalgoorlie and Orkney operations during fiscal 2008. Also contributing is the decrease in the depreciation and amortization charge from U.S.$29 million in fiscal 2007 to U.S.$7 million in fiscal 2008. This was due to the cessation of charging depreciation on assets classified as held-for-sale.
Loss on sale of property, plant and equipment
     The loss on sale of property, plant and equipment for fiscal 2008 was U.S.$4 million, compared with U.S.$nil in fiscal 2007. Included in the total is the loss on the sale of South Kalgoorlie of U.S.$13 million as well as the profit on the sale of Orkney of U.S.$9 million.
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
     Australia. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section. In fiscal 2008 and 2007, the income tax rate for companies was 30%.

Continuing and discontinued operations
Net (loss)/profit
The net (loss)/profit decreased from a net profit of U.S.$51 million in fiscal 2007 to a net loss of U.S.$30 million. This is due to the factors discussed above.
Recent Accounting Pronouncements
     In April 2009, the IASB issued Improvements to IFRS for 2008. This is a collection of amendments to IFRSs under the IASB’s annual improvements process which is intended to deal with non-urgent but necessary amendments to Standards. The amendments focus on areas of inconsistency in Standards or where clarification of wording is required. The improvements include 12 separate amendments which impact 8 different Standards. Unless otherwise specified, the amendments are effective for annual periods beginning on or after 1 January 2010. The effect of the amendments will be recorded in future periods when such transactions are entered into.
     In March 2009, the IASB issued IFRS 7 (Amended) — Financial Instruments disclosures: Improving Disclosures about Financial Instruments. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The standard becomes effective for annual periods commencing on or after 1 January 2009; early adoption is permitted. The standard will affect the disclosure of financial instruments in the financial statements.
     In January 2009, the International Financial Reporting Interpretation Committee (“IFRIC”) issued interpretation no. 18 — Transfers of assets from customers. The interpretation clarifies the accounting treatment for transfers of property, plant and equipment received from customers. This interpretation applies to agreements with customers in which the entity receives cash from a customer when that amount of cash must be used only to construct or acquire an item of property, plant and equipment and the entity must then use the item of property, plant and equipment either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods and services, or to do both. The provisions of the interpretation become effective for annual periods commencing on or after July 1, 2009. We currently do not expect this interpretation to have any effect on the financial statements.
     In November 2008, IFRIC issued interpretation no.17 — Distributions of Non-cash Assets to Owners. IFRIC 17 applies to the accounting for distributions of non-cash assets (commonly referred to as dividends in specie) to the owners of the entity. The interpretation clarifies that: a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity; an entity should measure the dividend payable at the fair value of the net assets to be distributed; and an entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. The provisions of the interpretation become effective for annual periods commencing on or after July 1, 2009. The effect of the interpretation will be recorded in future periods when such transactions are entered into.
     In August 2008, the IASB issued Improvements to IFRS for 2007. This is a collection of amendments to 20 IFRSs under the IASB’s annual improvements process which is intended to deal with non-urgent but necessary amendments to Standards. The amendments focus on areas of inconsistency in Standards or where clarification of wording is required. The effective date for most amendments is annual periods beginning on or after 1 January 2009. The improvements are of two broad types: Amendments that result in accounting changes in presentation, recognition, or measurement; and terminology or editorial changes that have no or minimal effect on accounting. The effect of the amendments will be recorded in future periods when such transactions are entered into.
     In July 2008, the IASB issued IAS 39 (Amended) — IAS 39 Financial Instruments: Recognition and Measurement Exposures Qualifying for Hedge Accounting. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The standard becomes effective for annual periods commencing on or after January 1, 2009; early adoption is permitted. We currently do not anticipate the change to affect our financial statements as we do not have hedges.

     In May 2008 the IASB issued IFRS 1 (Amended) — First-time Adoption of International Financial Reporting Standards and IAS 27 (Amended) — Consolidated and Separate Financial Statement — Cost of an investment in Subsidiary, Jointly Controlled Entity or Associate. The amendments to IFRS 1 allow first-time adopters, in their separate financial statements, to use a deemed cost option for determining the cost (in terms of IAS 27, paragraph 38(a)) of an investment in subsidiary, jointly controlled entity or associate. The deemed cost of such an investment shall be: (a) Fair value (determined in accordance with IAS 39 — Financial Instruments: Recognition and Measurement) at the entity’s date of transition to IFRS’s; or (b) previous GAAP carrying amount at that date. The amendments to IAS 27 remove the definition of the ‘cost method’ from paragraph 4 of the standard. In addition, when an entity reorganizes the structure of its group by establishing a new entity as its parent ( subject to certain criteria), the amendments require the new parent to measure cost as the carrying amount of its share of the equity items shown in the separate financial statements of the original parent at the date of the reorganization. The standard becomes effective for annual periods commencing on or after January 1, 2009; early adoption is permitted. The effect of the amended IFRS 1 and IAS 27 will be recorded in future periods when such transactions are entered into.
     In May 2008, IFRIC issued interpretation No.16, Hedges of a Net Investment in a Foreign Operation (IFRIC 16), which provides guidance on: (a) identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation; (b) where, within a group, hedging instruments that are hedges of a net investment in foreign operation can be held to qualify for hedge accounting; (c) and how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. IFRIC 16 applies to entities that hedges on foreign currency risk arising from net investments in foreign operations and where the related hedge qualify for hedge accounting in accordance with IAS 39, Financial Instruments: Recognition and Measurement. The provisions of IFRIC 16 are effective for annual periods commencing on or after October 1, 2008, the effect of the change will be accounted for prospectively in future periods. We currently do not anticipate the change affecting our financial statements as we do not have hedges on our net investments in foreign operations.
     In February 2008, the IASB issued amendments to IAS 32- Financial Instruments: Presentation and IAS 1 — Presentation of Financial Statements, the amendment aims to improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares but are at present classified as financial liabilities. IAS 32 requires a financial instrument to be classified as a liability if the holder of that instrument can require the issuer to redeem it for cash; currently these financial instruments are considered liabilities, rather than equity. The amendments to IAS 32 addresses this issue and require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) puttable financial instruments; (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The amendments become effective for annual periods commencing on or after January 1, 2009; early application is permitted. We do not expect the adoption of these amendments to have an impact on our consolidated financial statements.
     In January 2008, the IASB issued IAS 23 (Revised) — Borrowing Costs. The statement eliminates the choice regarding capitalization of borrowing costs. Where an asset is acquired, constructed or produced as a qualifying asset, it has to capitalize the borrowing costs relating to the asset against the cost price of the asset. All other borrowing costs are expensed. Excluded from the amended statement are inventories that are manufactured, or otherwise produced in large quantities on a repetitive basis; and qualifying asset measured at fair value. The statement comes into effect for annual periods commencing on or after January 1, 2009. We have early adopted the revised IAS 23 for year ended June 30, 2008.
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
     In November 2007, the IASB issued IFRS 8 — Operating Segments. The statement was issued with the aim to achieve convergence in accounting standards around the world. The IASB and the FASB after review of the FASB statement 131 Disclosures about Segments of an Enterprise and Related Information and IAS 14 Segment reporting collaborated and issued the new IFRS 8 Operating Segment. IFRS 8 requires that an entity report on the financial and descriptive information about its reportable segments. IFRS 8 requires that a measure of the operating profit or loss, the segment assets and liabilities be reported. A reconciliation of total segments` reportable revenues, total profit or loss, total assets, liabilities and other amounts disclosed for reportable segments to corresponding amounts in the entity’s annual financial statements should be reported. IFRS 8 also requires entities to report on information about revenues derived from its products or services, about countries in which they earn revenues and hold assets and the major customers. In addition, a description of how each segment was determined, the products and services provided per segment and any differences in determining the segment`s information. Although IFRS 8 is effective for annual periods commencing on or after January 1, 2009, we decided to early adopt the standard from the year ending June 30, 2008.
     In September 2007, the IASB issued IAS 1 (Revised) — Presentation of Financial Statements. The statement was issued with the aim to aggregate information in the financial statements on a basis of common characteristics, which resulted in the changes in equity to be presented separately between those changes resulting from transactions with equity participants (owners), in their capacity as owners, and those other non-owner equity transactions. The revised standard allows for a statement of other comprehensive income, with the net income recognized directly in equity now being moved to the statement of other comprehensive income, with the statement of changes in equity reflecting a line item, total comprehensive income. The change is effective for annual periods commencing on or after January 1, 2009. We early adopted the disclosure requirements of IAS 1, effective for the year ending June 30, 2008.
     In July 2007, IFRIC issued interpretation no.15 — Agreements for the Construction of Real Estate. IFRIC 15 standardises accounting practice across jurisdictions for the recognition of revenue by real estate developers for sales of units, such as apartments or houses, ‘off plan’ — that is, before construction is complete. The fundamental issue is whether the developer is selling a product (goods) — the completed apartment or house — or is selling a service — a construction service as a contractor engaged by the buyer. Revenue from selling products is normally recognised at delivery. Revenue from selling services is normally recognised on a percentage-of-completion basis as construction progresses. The provisions of the interpretation become effective for annual periods commencing on or after January 1, 2009. The effect of the interpretation will be recorded in future periods when such transactions are entered into.
     In June 2007, IFRIC issued interpretation 14 — IAS 19, The Limit on a Defined Asset Minimum Funding Requirements and their Interaction. IFRIC 14 addresses three issues: (a) how to determine the limit placed by IAS 19 Employee Benefits on the amount of a surplus in a pension plan they can recognize an asset; (b) how a minimum funding requirement affects that limit; (c) and when the minimum funding requirement creates an onerous obligation that should be recognized as a liability in addition to that otherwise recognized under IAS 19. IFRIC 14 requires that an asset be recognized in relation to the surplus on a consistent basis; and where there is both a strong minimum funding requirement and restrictions over the amount, an entity can recover from the plan, either as refunds or a reduction in contribution; entities have to recognize an additional liability. The interpretation is effective for annual periods commencing on or after January 1, 2008. IFRIC 14 will not affect our annual report as we only have defined contributions pension plans.
     In June 2007, IFRIC issued interpretation 12 — Service Concession Arrangements. A service concession arrangement is an arrangement whereby a government or other public sector body contracts with a private operator to develop (or upgrade), operate and maintain the grantor’s infrastructure assets such as roads, bridges, tunnels, airports, energy distribution networks, prisons or hospitals. The grantor controls or regulates what services the operator must provide using the assets, to whom, and at what price, and also controls any significant residual interest in the assets at the end of the term of the arrangement. The objective of IFRIS 12 is to clarify how certain aspects of existing IASB literature are to be applied to service concession arrangements. The interpretation is effective for annual periods commencing on or after January 1, 2008. IFRIC 12 will not affect our annual report as we have no service concession arrangements.
     In June 2007, the IFRIC issued interpretation 13 — Customer Loyalty Programmes. IFRIC 13 addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (‘awards’) to customers who redeem award credits. The interpretation is effective for annual periods commencing on or after July 1, 2008. IFRIC 13 will not affect our annual report as we have no customer loyalty programmes.
     In April 2007, the IASB issued IFRS 3 (Revised) — Business Combinations and IAS 27 (Amended) — Consolidated and Separate Financial Statements, effective for the annual periods commencing after July 1, 2009. The changes made to IFRS 3 and IAS 27 have the following effects: (a) Partial acquisitions on non-controlling interest are measured either as their proportionate interest in the net identifiable assets or at fair value; (b) Goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired for step acquisitions; (c) Acquisition-related costs are generally recognized as expenses instead of included in goodwill; (d) Contingent consideration must be recognized and measured at fair value at the acquisition date. Subsequent changes in fair value are recognized in accordance with other IFRSs, usually in profit and loss, rather than adjusting goodwill; (e) for transactions with non-controlling interests, the changes in a parent’s ownership in a subsidiary that do not result in the loss of control are accounted for as equity transactions. The effect of the revised IFRS 3 and amended IAS 27 will be recorded in future periods when such transactions are entered into.
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
Cash Resources

	Fiscal year ended June 30,
	2009	2008	2007
	($ in millions)
Continuing operations
Operating cash flows	234	169	176
Investing cash flows	(105)	(310)	(318)
Financing cash flows	(234)	78	132
Foreign exchange differences	16	4	6
Total cash flows from continuing operations	(88)	(59)	(4)
Discontinued operations
Operating cash flows	20	67	(17)
Investing cash flows	199	(19)	—
Financing cash flows	—	—	—
Foreign exchange differences	69	(6)	—
Total cash flows from discontinued operations	288	42	(17)
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
     Net cash generated by operations was U.S.$254 million in fiscal 2009, as compared with U.S.$236 million in fiscal 2008. This improvement is attributable primarily to the higher gold price received during the year as well as the increase in interest received of U.S.$13 million to U.S.$51 million. Also contributing to the improvement is the decrease of interest paid of U.S.$26 million to U.S.$31 million as a result of a decrease in the outstanding debt balances. Negating the effect of the improvement was the increase in taxation paid of U.S.$67 million to U.S.$85 million.
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
Investing
     Net cash generated by investing activities was U.S.$94 million, as compared with net cash utilized of U.S.$329 million in fiscal 2008. This increase was mainly due to the decrease in capital expenditure during fiscal 2009 from U.S.$552 million to U.S.$339 million. Also contributing was an increase in proceeds on disposal of mining assets, relating to the disposal of the PNG assets to Newcrest and the Rand Uranium transaction (U.S.$444 million). Offsetting this was an increase in the restricted cash balance (U.S.$9 million).
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
Financing
     Net cash utilized by financing activities was U.S.$233 million in fiscal 2009, as compared with net cash generated of U.S.$78 million in fiscal 2008. This decrease was mainly due to the repayment of the convertible bond and the Nedbank loan during the year. This decrease was partially offset by the cash raised by the two share issues during the year, raising U.S.$188 million, net of transaction costs.
     Net cash generated by financing activities was U.S.$78 million in fiscal 2008, as compared with U.S.$132 million in fiscal 2007. This decrease was mainly due to the fact that we raised less borrowings during the year.
Outstanding Credit Facilities and Other Borrowings
     On July 30, 2003, Africa Vanguard Resources (Doornkop) (Proprietary) Limited (“AVRD”) entered into a term loan facility of R140 million (U.S.$19 million) with Nedbank Limited (“Nedbank”) for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop South Reef Project with Randfontein. Interest at a fixed rate equal to Johannesburg Interbank Agreed Rate (“JIBAR”) plus 2%, compounded monthly, and any stamp duties and holding costs. The terms of the loan were extended from the original maturity of July 30, 2008, to September 30, 2009, at which date all loan amounts and any interest accrued are to be paid. The loan is jointly and severally guaranteed by the Company and several of its subsidiaries. The facility from Nedbank to AVRD is guaranteed by us and certain of our subsidiaries. Interest capitalized during the fiscal 2009 was U.S.$3.7 million compared to U.S.$4.1 million in fiscal 2008 (fiscal 2007 was U.S.$2.2 million). During fiscal 2005, AVRD borrowed an additional R18 million (U.S.$2.8 million) from its holding company Africa Vanguard Resources to service working capital commitments. The loan is uncollateralized and interest free. As there are no fixed repayment terms, the loan has no fixed maturity date.
     During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project amounting to U.S.$37 million. Interest is charged at U.S. — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease instalments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as collateral for these loans. The balance at June 30, 2009 was U.S.$14 million.
Recently Retired Credit Facilities and Other Borrowings
     On May 21, 2004, we issued R1.7 billion (U.S.$252.0 million) in international unsecured fixed-rate convertible bonds in order to refinance our domestic Rand debt. Interest was calculated on the convertible bonds at a rate of 4.875% per annum, payable semi-annually in arrears on May 21 and November 21 of each year. The bonds were convertible at the option of the bondholders into fully paid up ordinary shares at any time on or after July 1, 2004 and up to, and including, May 15, 2009, unless they had been previously redeemed, converted or purchased and cancelled by us. The trust deed for the convertible bonds contained clauses that restricted certain of our activities, including a negative pledge, according to which we were not permitted to create or permit any mortgage, charge, lien, pledge or other form of encumbrance of security interest with respect to any part of our undertaking or assets, present or future, to secure any relevant debt, guarantee or indemnity. In addition, the trust deed contained covenants that required us to, among other things, maintain the listing of the bonds with the UK Listing Authority and do all things necessary, in the opinion of the trustee, to give effect to the trust deed. Included in the amortization charge as per the income statement is U.S.$0.9 million compared to U.S.$1.2 million in fiscal 2008 and U.S.$1.2 million in 2007 for amortization of the bond issue costs. On May 20, 2009, we repaid the convertible bond.
     On September 28, 2007, we entered into a term loan facility of R2 billion (U.S.$283.9 million) with Nedbank Limited, for the purpose of partially funding capital expenditure in respect of projects, as well as to repay the short term bridging loan amounting to R500 million (U.S.$68.6 million). Interest accrued on a day to day basis over the term of the loan at a variable interest rate, which is fixed for three month periods, equal to the JIBAR plus 2.75% plus banking costs. The interest is repayable every quarter commencing on September 28, 2007. During fiscal 2009, the loan was repaid in tranches, with the last tranche of R750 million (U.S.$83.6 million) being repaid on April 21, 2009.
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

Contractual Obligations and Commercial Commitments
     Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.
Contractual Obligations on the Balance Sheet
     The following table summarizes our contractual obligations as of June 30, 2009:

	Payments Due by Period
		Less Than	12-36	36-60	After 60
		12 Months	Months	Months	Months
		July 1, 2009	July 1, 2010	July 1, 2012	Subsequent
		to June 30,	to June 30,	To June 30,	June 30,
	Total	2010	2012	2014	2014
	($’million)	($’million)	($’million)	($’million)	($’million)

Africa Vanguard Resources(1)	4	4	—	—	—
Nedbank — AVR(1)	29	29	—	—	—
Westpac Bank(1)	14	4	5	5	—

Post retirement health care(2)	20	—	—	—	20
Environmental obligations(3)	198	—	—	—	198
Total contractual obligations	265	37	5	5	218

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings”.

(2)	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2009.

(3)	We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies”.
Contractual Obligations off the Balance Sheet
     Our obligation with regards to operating leases is U.S.$6 million for the next year and relates to the International office in Brisbane as well as expenditure on mining tenements. Of this amount, U.S.$5 million is due within 12 months.
Capital Expenditure
     The following table sets forth our authorized capital expenditure as of June 30, 2009:

$’million
Authorized and contracted for(1)	62
Authorized but not yet contracted for	95
Total	157

(1)	Including our share of the PNG joint venture’s capital expenditure of U.S.$30 million.

Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2009:

	Amount of Commitments Expiring by Period
		Less
		Than 12	12-36	36-60
		Months	Months	Months	After 60
		July 1,	July 1,	July 1,	Months
		2009 to	2010 to	2012 to	Subsequent
		June 30,	June 30,	June 30,	to June 30,
	Total	2010	2013	2014	2014
	($’million)	($’million)	($’million)	($’million)	($’million)
Guarantees(1)	42	—	—	—	42
Capital commitments(2)	32	32	—	—	—
Total commitments expiring by period	74	32	—	—	42

(1)	Amount of Commitments Expiring by Period.

(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of U.S.$127 million has been approved by the Board for capital expenditures.
Trend Information
     Information on recent trends in our operations is discussed in Item 4. “Information on the Company — Business — Strategy” and “— Results of Operations” above.
Working Capital and Anticipated Financing Needs
     The Board believes that our working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet our present working capital needs. Several of the Growth projects will require a great deal of capital expenditure over the next two to three years, and given the current cash position, we are re-evaluating the planned capital expenditure, together with project timelines. Should a decision be taken to reduce or cease capital expenditure on one or more of the projects, the effect would be to delay the start of production, and therefore the associated revenue stream. This could have an impact on available cash resources. For more information on our planned capital expenditures, see “— Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We may, in the future, explore debt and/or equity financing in connection with our acquisition strategy and/or major capital projects. See Item 3. “Key Information — Risk Factors — Harmony’s strategy depends on its ability to make additional acquisitions”. Our Board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand against the U.S. dollar. Future financing arrangements would also be subject to the limits on the Board’s borrowing powers described in Item 10. “Additional information — Memorandum and Articles of Association — Directors — Borrowing Powers”. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10. “Additional Information — Exchange Controls”.
Other Financial Information
Export Sales
     In fiscal years 2007, 2008 and 2009, 100% of our gold produced in South Africa was refined by Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. All of our gold produced in Australia in those periods was sold to AGR Matthey, a Perth-based refinery.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The members of the Board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Board of directors

Name	Date of appointment
Patrice Motsepe (1)	September 23, 2003
Frank Abbott	October 1, 1994
Graham Briggs	August 6, 2007
Joaquim Chissano (1) (2)	April 20, 2005
Fikile De Buck(1) (2)	March 30, 2006
Ken Dicks (1) (2)	February 13, 2008
Cheick Diarra (1) (2)	March 5, 2008
Dr Simo Lushaba (1) (2)	October 18, 2002
Cathie Markus (1) (2)	May 1, 2007
Modise Motloba (1) (2)	July 30, 2004
Cedric Savage (1) (2)	September 23, 2003
André Wilkens (1)	August 6, 2007

(1)	Non-executive directors

(2)	Independent
Non-Executive Chairman
     Patrice Motsepe (47) BA (Legal), LLB. Patrice was appointed to the board in 2003. Patrice was a partner in one of the largest law firms in South Africa, Bowman Gilfillan Inc. He was a visiting attorney in the USA with the law firm, McGuire Woods Battle and Boothe. In 1994 he founded Future Mining, which grew rapidly to become a successful contract mining company. He then formed ARMgold in 1997, which listed on the JSE in 2002. ARMgold merged with Harmony in 2003 and this ultimately led to the takeover of Anglovaal Mining (“Avmin”) by African Rainbow Minerals Limited (“ARM”). In 2002 he was voted South Africa’s Business Leader of the Year by the CEOs of the top 100 companies in South Africa. In the same year, he was winner of the Ernst & Young Best Entrepreneur of the Year Award. He is also the Executive Chairman of ARM and the Deputy Chairman of Sanlam. His various business responsibilities included being President of Business Unity South Africa (“BUSA”) from January 2004 to May 2008, which is the voice of organized business in South Africa. He is also President of Mamelodi Sundowns Football Club.
Executive Directors
     Graham Briggs (56), BSc (Hons) (Geology), PrSciNat, Chief Executive Officer. Graham was appointed as chief executive officer in January 2008, after his appointment to the board in 2007. Having joined Harmony as new business manager in 1995, Graham’s previous positions include that of chief executive of Harmony Australia and regional manager for Australasia. A geologist by training, Graham has more than 35 years’ experience in the field and in an operational capacity at a number of South African gold mines, including a stint as ore reserve manager at Beatrix. Graham serves as a director on Harmony’s subsidiary companies and was recently appointed to the board of Virtual Metals Group in the United Kingdom.
     Frank Abbott (54), BComm, CA (SA), MBL, Interim Financial Director. Frank was appointed executive interim financial director in August 2007. Frank initially joined the Harmony board as a non-executive director in 1997. In 2004 Frank was appointed financial director of ARM, while remaining on the Harmony board as non-executive director. In August 2007, Frank was seconded to Harmony as interim financial director. Frank serves as a director of Harmony’s subsidiaries and is a non-executive director of ARM. Frank is going on early retirement at the end of December 2009. Frank will remain on the Harmony board as non-executive director from January 1, 2010.

Non-Executive Directors
     Joaquim Chissano (69), Independent Non-Executive Director. Joaquim was appointed to the board in April 2005. Formerly President of Mozambique (1986 — 2004), Joaquim also served as chairman of the African Union for 2003-4. On leaving the presidency, he established the Joaquim Chissano Foundation for Peace Development and Culture, and has led various international peace initiatives on behalf of the United Nations, African Union and the Southern African Development Community to Guinea Bissau, the Democratic Republic of the Congo, Uganda and Madagascar. In 2006 he was awarded the annual Chatham House Prize for significant contributions to improving international relations and was the recipient of the inaugural Mo Ibrahim Prize for Achievement in African Leadership in 2007. He is also a non-executive director of ARM Limited and TEAL.
     Fikile De Buck (48), BA (Economics), FCCA (UK), Independent Non-Executive Director. Fikile joined the board on 1 April 2006. A certified chartered accountant, she is a fellow of the Association of Chartered Certified Accountants (ACCA) (UK) and a member. From fiscal 2000 to fiscal 2008, Fikile worked in various capacities at the Council for Medical Schemes in South Africa, including that of chief financial officer and chief operations officer. Prior to that she was treasurer at the Botswana Development Corporation. Fikile is also a non-executive director and chairman of the Audit Committee of Rand Uranium (Pty) Ltd and of Anooraq Resources Corporation.
     Dr Cheick Diarra (57), PhD (Mechanical and Aerospace Engineering), Independent Non-Executive Director. Dr Cheick Diarra joined the board in March 2008. He is also the chairman for Africa at Microsoft. Dr Diarra graduated from the Pierre and Marie Curie University in Paris, France, and obtained his PhD in mechanical and aerospace engineering from Howard University, Washington DC, USA. After six years as an Assistant Professor at Howard, he joined the National Aeronautic and Space Association (NASA) Jet Propulsion Laboratory. Dr Diarra has served as a UNESCO goodwill ambassador and, in 2002 and 2003, he was chief executive officer of the African Virtual University based in Kenya. He is a member of several international and African scientific organisations, and was awarded an African Lifetime Achievement Award for Outstanding Contributions to Science.
     Ken Dicks (70), Mine Managers Certificates (Metalliferous and Fiery Coal Mines), Management Development Diploma and Management Diploma, Independent Non-Executive Director. Ken joined the board in February 2008. He has 39 years’ experience in the mining industry, mainly in the Anglo American group. He has served on the boards of mining companies such as Freegold, Western Deep Levels and Elandsrand. He is also a non-executive director of Gold One International, following a reverse takeover by Aflease Gold Limited.
     Dr Simo Lushaba (43), BSc (Hon), MBA and DBA, Independent Non-Executive Director. Simo joined the Harmony board in October 2002. An entrepreneur and an executive business coach, he previously held senior management positions at Spoornet and Lonmin plc and was chief executive of Rand Water. Simo is a member of the board of the Nepad Business Foundation (SA), chairman of Spescom Limited and a board member of Gidani, Numsa Investment Services and Doves Funeral Services
     Cathie Markus (52), BA LLB, Independent Non-Executive Director. Cathie joined the board in May 2007. Cathie spent 16 years at Impala Platinum Holdings Limited (Implats), initially as legal advisor and latterly, from 1998 to 2007, as executive director with responsibility for legal compliance and public affairs. Having graduated from the University of the Witwatersrand, Cathie served articles at Bell Dewar & Hall. On qualifying as an attorney, notary and conveyancer, she joined the legal department of Dorbyl Limited. She is currently a trustee of the Impala Bafokeng Trust.
     Modise Motloba (43), BSc, Diploma in Strategic Management, Independent Non-executive Director. Modise joined the board in July 2004. Currently the chief executive of Quartile Capital (Pty) Ltd, Modise is also a director of Rand Merchant Bank Structured Insurance, Deutsche Bank Securities SA (Pty) Ltd, the Land Bank and the Small Enterprise Foundation. Modise’s 17 years’ experience in investment banking, treasury and fund management includes appointments at Rand Merchant Bank, African Harvest Fund Managers and Goldman Sachs. Modise is a former President of the Association of Black Securities and Investment Professionals (ABSIP) where he was instrumental in formulating and negotiating the historic Financial Services Charter in October 2003.
     Cedric Savage (70), BSc (Eng), MBA, ISMP (Harvard), Independent Non-executive Director. Cedric joined the board in September 2003. He retired as the chairman of the Tongaat Hulett Group in May 2009 but remains a trustee of the Tongaat Hulett Group Pension Fund. He started his career in the United Kingdom in 1960 as a graduate engineer with Fairey Aviation. He returned to South Africa in 1963 and worked in the oil (Mobil), textile (Felt & Textiles) and chicken (Rainbow Chickens Limited) industries. He was President of the South African Chamber of Business from 1993 to 1994. He has also served as Chairman of the Board of Governors of the University of KwaZulu-Natal’s Development Foundation and as a Member of Council of that university. He joined the Tongaat-Hulett Group Ltd in 1977 as Managing Director of Tongaat Foods and progressed to Executive Chairman of the Building

Materials Division; he became Chief Executive Officer of the group in 1991. In May 2000, he assumed the dual roles of Chief Executive Officer and Executive Chairman. He currently serves on the board of Denel (Proprietary) Limited. He also served on the Nedbank board from 2002 until May 2008 when he retired as Non-Executive Director and the board of Datatec Limited from 2001 and Datatec International from 2004, after which he retired from both boards in August 2009.
     André Wilkens (60), Mine Manager’s Certificate of Competency, MDPA, RMIIA, Non-Executive Director. André joined the board in August 2007. He is currently the chief executive officer of ARM Limited and previously held the same position at ARM Platinum. Prior to this, he was the chief operating officer at Harmony, following the merger of Harmony with ARMgold in 2003. Andre has a wealth of experience in the mining industry, having joined Anglo American in 1969 and moved up the ranks to mine manager of Vaal Reefs’ south mine.
Management
     The members of our management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
     Bob Atkinson (57), NHD (Metalliferous Mining), Executive: New Business and Projects. Bob joined Harmony as a Section Manager in 1986 and served as Operations Director on the Executive Committee from June 2001 to May 2003. He was appointed Chief Operating Officer at Harmony Gold Australia and was appointed as Executive: Sustainable Development (Safety and Occupational Health) at Harmony in South Africa in July 2004. He has more than 32 years’ experience in the mining industry.
     Jaco Boshoff (40), BSc (Hons), MSc (Geology), MBA, PrSciNat, Executive: Reserves and Resources. Jaco joined Harmony in April 1996. He has served as the Executive: Reserves and Resources and Competent Person since March 2004. Prior to this, he was an Ore Reserve Manager from 1998 to 2004 and before that was a geologist at Harmony and at Gengold. Jaco is registered as a professional geological scientist with the South African Council for Natural Scientific Professions and has worked in the mining industry for more than 12 years.
     Matthews Pheello Dikane (43), LLB, LLM (Labour Law), Postgraduate Diploma In Management Practice, Executive: Legal and Compliance. Matthews joined Harmony in 2009. He has 20 years’ experience in the mining industry, working his way up through the ranks from learner official to production mine overseer at AngloGold Ashanti Ltd. During this time, he studied for his law degree and served his articles at Perrott Van Niekerk Woodhouse Incorporated. He also completed his Master’s degree in Labour Law and a Postgraduate Diploma in Management Practice. He returned to AngloGold Ashanti’s corporate office as a Legal Counsel, later joining Brink Cohen Le Roux as a senior associate where he was made a director.
     Leon le Roux (53), NHD (Mechanical and Electrical Engineering), Executive: Risk Management and Engineering. Leon joined Harmony on its merger with ARMgold in 2003. Having begun his mining career as a learner official in 1979 and obtaining his GCC (Mines and Works), he worked as an engineer on several AngloGold operations. He joined ARMgold on its formation in 1999 where he held a number of positions in the management team and was later seconded to ARMplatinum. He was appointed to the Harmony executive team in June 2009.
     Mashego Mashego (45), BA Ed, BA (Hons), GEDP, JMDP, Executive: Human Resources. Mashego joined Harmony in July 2005 as Group Human Resources Development Manager. Mashego, who has more than 20 years’ experience in human resources, began his career as Human Resources Manager at Eskom. He then progressed in the field at JCI, Atlantis Diesel Engines and Foskor Ltd. He was promoted to General Manager at Harmony’s Evander Operations in November 2005 and was appointed Executive: Human Resources in August 2007.
     Jackie Mathebula (39), B Admin Honours, MBA, Master of Management (MM, HR), Executive: Corporate Affairs. Jackie joined Harmony in September 2002 as Employee and Industrial Relations Executive. In 2005, his portfolio became Training, Human Resource Development and Occupational Health, and in 2005 he was appointed Executive: Corporate Affairs. Prior to joining Harmony, he worked at Gensec Bank, Gold Fields Limited and then Iscor group (now ArcelorMittal South Africa). He also worked for the South African government in the Gazankulu Public Service Commission.
     Hannes Meyer (39), CA (SA), BCom (Hons), Financial Director Designate. Hannes joined Harmony in August 2009. During his 13-year career in the mining industry, he gained extensive mining and financial experience at Randgold and Exploration Ltd, Randgold Resources Ltd, Anglogold Ashanti Ltd and TEAL Exploration & Mining Inc (“TEAL”). His exposure extended to gaining knowledge of mines in Africa, corporate finance and business development. Before joining Harmony Hannes served as chief financial officer of TEAL and served as acting chief executive officer of TEAL since May 2008.
     Melanie Naidoo-Vermaak (35), MSc (Sustainable Development), Executive: Environment. Melanie joined Harmony in 2009. She is an experienced environmental specialist who has worked for both the private sector in the mining industry, as well as the public sector in the Departments of Water Affairs and Forestry and Minerals and Energy. She has spent 10 years in this discipline and has international environmental management exposure gained in Australia, Papua New Guinea, Fiji as well as Africa. She has held various positions at some of the leading mining companies, including BHP Billiton, Anglo American PLC and De Beers Consolidated Mines Limited.
     Alwyn Pretorius (38), BSc Mining Engineering, BSc Industrial Engineering, Chief Operating Officer: North Region. Alwyn joined Harmony on its merger with ARMgold in 2003. He began his career at Vaal Reefs mine as a mining graduate in training in 1993 and was appointed shift boss in 1995, gaining experience in remnant mining. Alwyn obtained his BSc in Industrial Engineering in 1998 and joined ARMgold in 1999 at its Orkney operations progressing to become mine manager in 2003. Alwyn was appointed Executive, South African Operations at Harmony in March 2007, and is the Chief Operating Officer: North Region.
     Tom Smith (53), NHD (Mine Surveying and Metalliferous Mining), Chief Operating Officer: South Region. Tom joined Harmony in 2002. Tom began his career in the mining industry in 1975 as a sampler at Vaal Reefs mine, becoming chief surveyor in 1988. He made a career change in 1991 to mining and worked as a section manager on Great Noligwa, Elandsrand and Mponeng mines. He was also involved in projects at Tau Lekoa and Moab Khotsong, acquiring experience in conventional, trackless, pillar and deep-level mining. Tom was promoted to Production Manager at Mponeng in 1998. He was appointed General Manager of Tshepong in 2000. Following the merger with ARMgold he was involved in the restructuring of the Free State operations. He joined the executive team in September 2007 and is the Chief Operating Officer: South Region.
     Marian van der Walt (36), BCom (Law), LLB, Higher Diploma in Tax, Diploma in Corporate Governance, Diploma in Insolvency Law, Certificate in Business Leadership; Executive: Corporate and Investor Relations. Marian has 12 years of legal experience and was appointed Company Secretary on 3 February 2003. She completed her articles at Routledges Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined Deloitte and Touche as an insolvency practitioner/administrator. She held legal and management positions at the Standard Bank of South Africa Limited in the Commercial Properties Division prior to joining Harmony in 2003. Marian was appointed to the Executive Committee in October 2005 with responsibility for legal, compliance and risk management. Internal audit and Sarbanes-Oxley compliance were added to her portfolio in September 2007. In October 2008, she was appointed Executive: Corporate and Investor Relations.
     Johannes van Heerden (37), BCompt (Hons), CA(SA), Chief Executive Officer: South East Asia. Johannes joined Harmony in 1998 as Financial Manager of the Free State operations. Here he obtained broad financial management experience at an operational level. He was subsequently appointed Group Financial Manager in 2001, before being relocated to Harmony Australasia as Chief Financial Officer in 2003. Johannes presently holds the position of Chief Financial Officer: South East Asia.
     Abre van Vuuren (49), BComm, MDP, DPLR, Executive: Services. Abre joined Harmony in 1997 when the Group acquired Grootvlei Gold Mine (“Grootvlei”). Abre’s career in the mining industry started in 1982 where he joined the Finance department at the Blyvooruitzicht Gold Mine. At the end of 1982, Abre switched profiles from Finance at Blyvooruitzicht, to Human Resources at Harmony. He continued to progress through the ranks at various gold mines and collieries in the Rand Mines Group, including Grootvlei. Abre was an integral part of the management team when Harmony acquired Grootvlei in 1997. As Harmony progressed on its acquisition trail, Abre held various Services Management and Human Resource Management portfolios. He was promoted to the Executive Committee in 2000 when he became the Industrial Relations Executive. In this time and through to 2005, he too held various portfolios in Services and Human Resources, until he consolidated the Human Resources function into one. In 2007, when the Chief Executive at the time embarked on strengthening the Executive Management, Abre was appointed to his current portfolio of Executive: Services.

Board Practices
     Our Articles of Association provide that the Board must consist of no less than four and no more than twenty directors at any time. The Board currently consists of twelve directors.
     Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. Members of our senior management who are also directors retire as directors in terms of the Articles of Association, but their service as officers is regulated by standard industry employment agreements. According to the Articles of Association, the Board meets not less than quarterly.
     Details of directors’ service contracts are described under “— Compensation of Directors and Senior Management” and “— Directors’ Terms of Employment,” below. We also describe significant ways in which our corporate governance practices differ from practices followed by U.S. companies listed on the NYSE on our website under “Corporate Governance.”
     In order to ensure good corporate governance, the Board has formed an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Empowerment Committee, Sustainable Development Committee and a Technical Committee. All of the Board committees are comprised of a majority of independent, non-executive directors.
Executive Management Committee
     Our Executive Committee comprises our executive directors and selected senior officers, each with his or her own area of responsibility. The Executive Committee consists of 15 executives who meet on a weekly basis and more often if required.
     The composition of the Executive Management Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive Officer
Frank Abbott	Interim Chief Financial Officer
Bob Atkinson	New Business and Projects
Jaco Boshoff	Ore Reserves
Mashego Mashego	Human Resources
Jackie Mathebula	Corporate Affairs
Alwyn Petorius	North Operations South Africa
Tom Smith	South Operations South Africa
Marian van der Walt	Corporate and Investor Relations
Johannes van Heerden	Chief Executive Officer: South East Asia
Abre van Vuuren	Services
Leon le Roux	Risk Management and Engineering
Melanie Naidoo- Vermaak	Environmental Management
Hannes Meyer	Financial Director Designate
Matthews Dikane	Legal and Compliance

Audit Committee
Members
     In terms of its charter this committee must comprise at least three members.
     As at June 30, 2009, the members of this committee were:

Cedric Savage	Chairman; appointed to the committee on January 26, 2004 and chairman as from August 5, 2005
Fikile De Buck	Appointed to the committee on March 30, 2006
Dr. Simo Lushaba	Appointed to the committee on January 24, 2003
Modise Motloba	Appointed to the committee on July 30, 2004
     The internal and external auditors, the chief executive officer, the financial director and executive managers are all invited to the Audit Committee meeting.
Frequency of meetings
     The Audit committee is, in terms of its charter, required to meet at least four times a year, or more frequently as circumstances dictate. During the financial year, the committee met on five occasions.
Purpose and function
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
Independence/compliance
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

Empowerment Committee
Members
     The Empowerment Committee must comprise of at least three members.
     As at June 30, 2009, the members of this committee were as follows:

Joaquim Chissano	Chairman; Appointed as chairman with effect from May 3, 2006
Modise Motloba	Appointed to the committee on May 3, 2006
Cathie Markus	Appointed to the committee on October 29, 2007
     The chief executive officer and several executive managers are invited to attend the Empowerment Committee meetings.
Frequency of meetings
     The Empowerment Committee met on four occasions.
Purpose and function
     The Empowerment Committee was established by the board to ensure that the company meets not only regulations stipulated in the Employment Equity Act, the Labour Relations Act and the Mineral and Petroleum Resources Development Act’s Mining Charter Scorecard, but also in fulfilment of our own empowerment imperatives.
     The responsibilities of the Empowerment Committee include ensuring that a sustainable organizational culture, structures and processes are in place to support the development of empowerment in the company in line with the company’s needs and requirements; to monitor the development and progress of empowerment within the company; to address inequalities that may exist in staff profiles and organizational practices; and to review and monitor whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers in the company.
Independence/compliance
     The committee is chaired by an independent non-executive director and comprises independent non-executive directors.
Investment Committee
Members
     The Investment Committee must comprise of at least three members.
     As at June 30, 2009, the members were:

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
     The chief executive officer, the financial director and executive managers are invited to attend the meetings.

Frequency of meetings
     The committee should meet at least four times a year, but may, at its discretion, meet more often depending on the circumstances. The committee met on six occasions in fiscal 2009.
Purpose and function
     The Investment Committee’s purpose was reviewed, following the implementation of the Technical Committee in February 2008. The primary purpose of the Investment Committee is to consider projects, acquisitions and the disposal of assets in line with the Group’s overall strategy. This includes performing such other investment related functions as may be designated by the Board from time to time, considering the viability of the capital project and/or acquisition and/or disposal and the effect it may have on the Group’s cash flow, as well as whether these will fit the Group’s overall strategy. This committee’s remit includes ensuring that due diligence procedures are followed when acquiring or disposing of assets.
Independence/compliance
     The Investment Committee consists of six non-executive members. Of the six non-executive members, five are independent. The chairman is an independent, non-executive director.
Nomination Committee
Members
     The Nomination Committee must comprise of at least three members.
     As at June 30, 2009, the members of this committee were:

Patrice Motsepe	Chairman; Appointed to the committee on October 24, 2003
Joaquim Chissano	Appointed to the committee on May 3, 2006
Frank Abbott	Appointed to the committee August 5, 2005
Frequency of meetings
     Members of this committee are required to meet annually or more often at the committee’s discretion, depending on prevailing circumstances. The committee did not meet in fiscal 2009 as there were no new appointments to or resignations from the board in fiscal 2009.
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
Independence/compliance
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
     As at June 30, 2009, the members of this committee were:

Cedric Savage	Chairman; Appointed to the committee on January 24, 2004, and as chairman from May 3, 2006
Simo Lushaba	Appointed to the committee on August 5, 2005
Patrice Motsepe	Appointed to the committee on January 26, 2004
André Wilkens	Appointed to the committee on August 7, 2007
The chief executive officer, the financial director and the human resources executive are invited to attend all meetings.
Frequency of meetings
     The Remuneration committee is expected to meet at least on a quarterly basis or to pass a resolution in lieu of a formal meeting not held. In fiscal 2009, the committee met on six occasions.
Purpose and function
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
Independence/compliance
     The committee comprises four non-executive directors, of which two are independent. It is therefore not compliant with King II which requires that the committee comprise independent directors only. The chairman of the Remuneration Committee is, however, an independent non-executive director and ensures that decisions are fair and not biased. The chairman attended the annual general meeting which was held on November 24, 2008 to respond to any queries from shareholders.
Sustainable Development Committee
Members
     The Sustainable Development Committee must comprise of at least three members.
     As at June 30, 2009, the following were members of this committee:

Modise Motloba	Chairman; Appointed as chairman on August 5, 2005
Joaquim Chissano	Appointed to the committee on May 3, 2006
Fikile De Buck	Appointed to the committee on May 3, 2006
     The chief executive officer and certain executive managers are invited to attend the meetings.

Frequency of meetings
     The Sustainable Development Committee should meet at least four times a year, or more frequently as circumstances dictate. In fiscal 2009, four meetings of this committee were held.
Purpose and function
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
Independence/compliance
     The committee comprises independent, non-executive directors.
Technical Committee
Members
     The Technical Committee must comprise of at least four members.
     As at June 30, 2009, the following were members of this committee:

Andre Wilkens	Chairman; Appointed as chairman on January 22, 2008
Ken Dicks	Appointed to the committee on January 22, 2008
Fikile De Buck	Appointed to the committee on July, 14, 2008
Modise Motloba	Appointed to the committee on January 22, 2008
Cedric Savage	Appointed to the committee on January 22, 2008
     The chief executive and certain executive managers are all invited to attend the meetings.
Frequency of meetings
     The Committee should meet at least six times a year. The Committee, at its discretion, may decide to change this requirement, depending on the circumstances. In fiscal 2009, six meetings of this committee were held.
Purpose and function
     The Technical Committee was formed in January 2008 to provide a platform for the chief executive officer to discuss the company’s strategy, its performance against targets and its operational results and projects. The Technical Committee keeps the Board informed of the developments, progress and challenges facing the company’s operations. The strategic plans are considered by the Technical Committee and recommended for approval to the Investment Committee and the Board. In addition, the Technical Committee provides guidance and support to Management to ensure that the Company remains sustainable and successful.
     The committee considers and reviews the company’s strategy, its performance targets and its projects on an annual basis; reviews the performance of the company and the chief executive; reports to the Board on the developments, progress and challenges facing the company’s operations on a quarterly basis.

Independence/compliance
     The committee comprises four independent, non-executive directors. The chairman is not independent, but it was agreed that he was best suited to be appointed as chairman, due to his vast knowledge of the company’s assets and his years’ of mining experience.
Compensation of Directors and Senior Management
     The following table shows the compensation of directors and senior management for fiscal 2009:

			Retirement
			Contributions
	Directors’	Salaries and	during	Bonuses
	Fee	Benefits	the year	Paid	Total
	($’000)	($’000)	($’000)	($’000)	($’000)
Name	2009	2009	2009	2009	2009
Non-executive
Patrice Motsepe	83	—	—	—	83
Joaquim Chissano	41	—	—	—	41
Fikile De Buck	43	—	—	—	43
Cheick Diarra	16	—	—	—	16
Ken Dicks	31	—	—	—	31
Dr Simo Lushaba	38	—	—	—	38
Cathie Markus	26	—	—	—	26
Modise Motloba	51	—	—	—	51
Cedric Savage	55	—	—	—	55
André Wilkens	41	—	—	—	41
Executive
Frank Abbott	—	270	29	58	357
Graham Briggs	—	470	—	271	741

TOTAL	425	740	29	329	1,523

Directors’ Terms of Employment
     None of our directors have a service contract with us or any of our subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.
     The terms of employment of our executive directors continue until terminated by reaching the mandatory retirement age of 60 or on service of 30 days’ notice by either us or the employee. Each of our executive directors participates in our share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved. They have both waived their rights to directors’ fees.
     The executive directors also benefit from pension contributions, provident funds, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by us and our subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is U.S.$nil million. The non-executive directors are entitled to fees as agreed at our annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on our behalf and remuneration for other services, such as serving on committees. For fiscal 2009, total directors’ remuneration amounted to U.S.$1.5 million and senior management’s remuneration to U.S.$2.7 million.
     Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee, in line with our reward philosophy. A bonus of U.S.$271,000 was awarded to the chief executive officer during the past financial year.
     The board has agreed to an increase in non-executive directors’ fees, effective from July 1, 2008. Shareholders approved the increase in fees at the annual general meeting held on November 24, 2008.
     For fiscal 2009 non-executive directors received the following fees:

Annual Fee
Board	R 140,000 annually
Audit Committee	R 70,000 annually
Empowerment Committee	R 45,000 annually
Investment Committee	R 45,000 annually
Nomination Committee	R 45,000 annually
Remuneration Committee	R 45,000 annually
Sustainable Development Committee	R 60,000 annually
Technical Committee	R 60,000 annually
Chairman of Board	R 650,000 annually
Chairman of Board committees	Double the amount that the individual Board committee member received annually
     The terms of employment of the non-executive directors are not set out in any written agreements.

Share Options
     At October 19, 2009, our executive directors and senior management held the following share options, totalling less than 1% of our share capital:

		Average
	Number of	Strike
Directors and	Share	Price	Expiration
Senior Management	Options	(R)	Dates
Frank Abbott	—	—	—
Graham Briggs	91,938	48.55	2012-2015
Senior Management (as a group)	386,182	50.17	2012-2015
Total	478,120	49.86	2012-2015
     Options to purchase a total of 2,794,659 ordinary shares were outstanding on October 19, 2009. The exercise prices of the outstanding options range between 36.50 and 91.60 per share and they expire between 2012 and 2015. Of the outstanding options, options to purchase 478,120 ordinary shares were held by our directors and senior management and those of our subsidiary companies, as described above. No consideration was payable on the grant of these options. See Note 36 to the Consolidated Financial Statements included herein.
Shares issued in terms of the Harmony 2006 Share Plan
     At October 19, 2009, our executive directors and senior management held the following share appreciation rights and performance shares, totaling less than 1% of our share capital:

				PS
Directors and	Share Appreciation		Performance Shares	Price	Expiration
Senior Management	Rights (SAR)	SAR Price (R)	(PS)	(R)	Dates
Frank Abbott	—	—	—	—	—
Graham Briggs	237,488	78.14	214,216	n/a	2014/2015
Senior Management (as a group)	656,809	73.36	577,937	n/a	2014/2015
Total	894,297	74.63	792,153	n/a	2014/2015
Share Ownership
     The following sets forth, as at June 30, 2009 and at October 19, 2009, the total amount of ordinary shares directly or indirectly owned by our directors and senior management, including shares issued under the 2006 Share Plan. Our directors and senior management do not own any preference shares.

Ordinary
	Ordinary		Shares
	Shares Number		Number as at
	as at		October
Holder	June 30, 2009	Percentage	19, 2009	Percentage
Non-executive chairman
Patrice Motsepe(1)	—	—	—	—
Directors Non-executive
Joaquim Chissano	—	—	—	—
Fikile De Buck	—	—	—	—
Cheick Diarra	—	—	—	—
Ken Dicks	—	—	—	—
Dr Simo Lushaba	—	—	—	—
Cathie Markus	—	—	—	—
Modise Motloba	—	—	—	—
Cedric Savage	—	—	—	—
André Wilkens	101,303	(2)	101,303	(2)
Executive Directors
Frank Abbott	—	—	—	—
Graham Briggs	—	—	—	—
Total Directors (12 persons)	101,303	—	101,303	—

(1)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.

(2)	Less than 1%.

Employees
General
     Set out below is the number of people working at each of our operations and the number at our operations who are employed by outside contractors as at the end of each of fiscal years 2009, 2008 and 2007.

	Harmony Employees at			Outside Contractors at
	June 30,			June 30,
	2009	2008	2007	2009	2008	2007
South Africa	37,316	40,751	47,600	4,962	6,309	9,075
International	979	862	516	2,482	846	350
Grand total	38,295	41,543	48,325	7,390	7,155	9,851
     These numbers show a substantial reduction in the number of both employees and of outside contractors which was achieved over the period ended June 30, 2008. It represents the consequences of the restructuring program on the employee numbers (see below).
South Africa
South Africa is a signatory to all the International Labour Organization conventions in respect of employment and fair labor practices. Consequently, South African labor relations are characterized by a high degree of regulation, with legislation covering all aspects of the employment relationship, including but not restricted to the following:
•	minimum conditions of employment (note there is no prescribed basic minimum wage, but laws cover most aspects of employment, from hours of work to prohibitions on child labor);

•	trade union access and membership;

•	training and development;

•	mandatory compensation in the event of termination for operational reasons;

•	affirmative action policies and programs;

•	compensation for occupational illness and injury;

•	mechanisms for collective bargaining;

•	procedures for the resolution of disputes; and

•	regulation of strikes and dismissals.
     Harmony invests in the training and development of its current and potential employees. During fiscal 2009 around 95% of South African employees received some form of training in areas such as mining, engineering, metallurgy, ore reserve, human resources and soft skills. In South Africa, we have various programmes in place to attract and develop university and young school leavers through apprenticeships, bridging programmes and bursaries, as well as extensive in-house and external training programmes.
     In the mining industry, our relationship with the unions and the government is well established and provides a structure for negotiation between independent representative Trade Unions and employer associations of all conditions of employment and the provision of benefits, including retirement benefits and health care for employees and their dependants. This structure also allows for consultation on many operational issues including for example, recruitment and selection, training and development and health and safety. We are no different from the other major gold producers in this regard; we fully participate, and in some instances have played a major role, in the industry’s industrial relations structures, including the Chamber of Mines of South Africa (which represents the interest of the major employers in the mining sector), the various statutory training bodies and benefit structures.

     The major unions present and recognized by us are the (i) National Union of Mineworkers (NUM), (ii) United Association of South Africa (UASA) and (iii) Mineworkers’ Solidarity and the South African Electrical Workers’ Association (SAEWA) is the smallest with 15 members.
Set out below is the number of our employees by union membership as of June 30, 2009:

• NUM	28,124
• Solidarity	812
• UASA	3,668
• Collective Bargaining Fund	1,134
• Un-unionized	3,558
     Approximately 1,134 employees are subject to Agency Shop arrangements (whereby the terms and conditions of service negotiated and agreed to with the recognized Trade Unions are extended to apply to non-union members who, in turn, then pay a small fee to the union) and the rest of the employees either do not belong to a union or belong to one of the more insignificant unions active in Harmony from time to time.
     As a result of our highly unionized labor force and the fact that labor costs constitute approximately 50% of production costs, we have attempted over the years to balance union demands for improvements in wages and conditions of employment with the need to contain and reduce cash costs in order to ensure the long-term viability of our operations.
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
     The industry wage negotiations were successfully completed in July 2009, and the unions reached a agreement with the Chamber of Mines which provided for a better-than-inflation wage agreement (ranging from 10.5% for lower level semi-skilled employees down to 9% for the more skilled employees). Also agreed was that the minimum wage be increased to R4,000 (U.S.$518) a month with effect from July 2010 for category 3 employees. The wage increases are supplemented by non-contributory medical aid, as well as a living-out allowance or free accommodation and food, as has been practice in the South African mining industry. A guaranteed wage increase of 7.5%, or Consumer Price Index plus 1%, whichever is the higher of the two, was agreed for the second year of the two-year settlement agreement. Special arrangements were also agreed to attempt to address the skills shortage in the industry and certain key job categories now receive scarcity allowances of various kinds in an attempt to make the industry attractive to them.
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
     Following the above exercise, action plans were produced by each shaft management team at each operation addressing those issues that were identified as requiring attention. After the recommended actions were implemented, progress towards operational improvement was monitored. Our stated intention was to review these planned Conops within three months of implementation; in February 2008, this review was completed, and we decided to phase Conops out at those operations whose ore reserves, infrastructure and staffing levels did not delivery on our profitability objectives. Currently, Conops is in force at only two of our Evander shafts, the reason being that these shafts are achieving their objectives under the Conops system.
Work Stoppages
     During July and August 2008, two days were lost as part of the national campaign by the largest trade union federation COSATU against soaring food prices.
     During September 2008, a one day work stoppage occurred at Tshepong, in protest of mine safety, following a fatal accident in which a mineworker was killed. This work stoppage followed an agreement between our management and NUM and was limited only to Tshepong.
     During October 2008, a four day long work stoppage occurred at the Elandsrand mine near Carletonville due to a fall of ground accident which resulted in the death of one mineworker.
     There were no group wide work stoppages in fiscal 2007.
Women in mining
     The Mining Charter stipulates that 10% of the total workforce should be made up of women by 2009. At the end of June 2009, there were 3,952 women in the group (11%), compared with 3,578 in fiscal 2008, or 9% of women in the total workforce. Various steps have been taken to accommodate women in the underground mining environment.
     PNG obtained government approval to recruit females specifically in the surface mining environment. As a result, there are plans in place at Hidden Valley specifically to address the gender balance of employees, and eight heavy equipment women operator trainees were recruited in fiscal 2008. In addition, a process of transferring women landowners (who were part of the construction team) to the open-pit operations has started. Meanwhile, aptitude tests of women landowners are ongoing to establish a pool of available candidates. In fiscal 2009, 16% of the workforce in PNG was women, exceeding the 15% target set in fiscal 2008.
     There is no differentiation in salary scales for men and women at Harmony.
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
     The workforce comprises both expatriates and national citizens, with most expatriates (8% of the workforce) working a fly-in fly-out roster.

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
Broad-Based Employee Scheme
     The Group intends to implement a broad-based employee share scheme and intends to structure the scheme so as to maximise the recognition of black participation therein, both from the perspective of the MPRDA and the Broad-Based Black Economic Empowerment Act. Discussions relating to option benefits for non-managerial employees are ongoing with unions representing these employees.
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
     In terms of the Plan, executive directors and senior employees of Harmony and its subsidiaries are awarded rights to receive shares in Harmony, based on the value of these awards when time and performance conditions have been met, the awards have vested and, in the case of the Share Appreciation Rights (SARs), the restricted shares, have been exercised.
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
     In September 2006, the Remuneration Committee approved an annual incentive scheme as part of Harmony’s Reward Philosophy to benefit executive directors and members of management. Since July 2008 the shaft management teams get paid a quarterly bonus and are excluded from the annual incentive schemes.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     We are an independent gold producer, with no single shareholder exercising control. As of October 19, 2009, our issued share capital consisted of 426,028,533 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
     The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
     Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.
     A list of the 5% holders of our securities as of October 19, 2009 is set forth below:

	Number of
Holder	Shares	Percentage
1. Bank of New York (1)	123,013,456	28.90%
2. ARM Limited (2)	63,632,922	14.99%
3. Allan Gray	56,383,055	13.29%
4. Blackrock Investment Management (UK) Ltd.	41,496,772	9.78%

(1)	Depository with respect to the ADRs held on the U.S. register.

(2)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.

     As of October 19, 2009, there were 2,239 record holders of our ordinary shares in the United States.
Capital Raising
     Harmony engaged in capital raising by issuing two tranches of shares following the resolution passed by shareholders at the Annual General Meeting held on November 24, 2008 that allowed directors to issue shares for cash. In the first tranche, completed between November 25, 2008 and December 19, 2008, 10,504,795 Harmony shares were issued at an average subscription price of R93.20 resulting in R979 million (U.S.$98 million) before costs being raised.
     The second tranche of shares was issued between February 10, 2009 and March 6, 2009 and consisted of 7,540,646 Harmony shares being issued at an average subscription price of R124.45, resulting in R938 million (U.S.$94 million) before costs being raised. The combined share issue amounts to R1.9 billion (U.S.$192 million) at a cost of R30 million (U.S.$3.5 million).
Related Party Transactions
     None of our directors or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction since July 1, 2006 or in any proposed transaction that has affected or will materially affect us or our subsidiaries, other than as stated below.
     On November 21, 2008, the Group disposed of its Randfontein Cooke assets to Rand Uranium in exchange for 100% interest in the company. On the same date the Group disposed of 60% of the interest held in Rand Uranium to PRF which resulted in a 40% interest held and Rand Uranium became an associate.
     The conditions precedent for the second part of the Rand Uranium transaction relating to the sale of the Old Randfontein assets were fulfilled on April 22, 2009. Additional shares were issued in settlement and 60% of these shares were sold to PRF in terms of the agreement. PRF paid its portion of the purchase price in cash on April 20, 2009. The total value of these transactions was U.S.$348 million.

     We have three directors on the board of Rand Uranium, being GP Briggs, F Abbott and Ms FFT De Buck. Rand Uranium owes the Group U.S.$5 million for services and goods provided in terms of the service level agreements entered into between the Group and Rand Uranium. The Group has subordinated a loan of U.S.$9 million owed by Rand Uranium. The loan bears interest at a rate equal to the 91 Day JIBAR plus 250 basis points and is repayable within seven years.
     In fiscal 2008 Morobe Consolidated Goldfields Limited and Wafi Mining Limited, subsidiaries of Harmony Gold (Australia) (Proprietary) Limited entered into a Master Purchase and Farm-in Agreement with Newcrest. This agreement provided for Newcrest to purchase a 30.01% participating interest (stage 1) and a further buy-out of an additional 19.99% participating interest in Harmony’s PNG Gold and copper assets, giving them a 50% interest.
     Included in the Group’s consolidated balance sheet is a loan to the Morobe Mining Joint Venture amounting to U.S.$10 million, being Newcrest’s portion of the loan to the PNG joint venture companies.
     On July 11, 2008, we sold our 37.8% share in Village Main Reef Gold Mining Company (1934) Limited for R1.1 million (U.S.$0.1 million) to To the Point Investments. ZB Swanepoel, our former Chief Executive Officer, is a director and founder of To The Point Investments.
     On February 27, 2008, the Group sold its Orkney assets to Pamodzi in exchange for shares, whereby it obtained an interest of 32.4% and Pamodzi became an associate (refer to note 22). Subsequent to this, we provided goods and services to Pamodzi at cost plus an applicable margin as set out in the service level agreement. The balance of the unsecured loan at June 30, 2008 was R103 million (U.S.$13.2 million). Interest was charged at prime rate. When Pamodzi was placed into liquidation in March 2009, interest was no longer charged on the loan and the loan was provided for in full. The balance of the loan at that time was R116 million (U.S.$15.0 million).
     ARM Limited currently holds approximately 15% of our shares. Patrice Motsepe, André Wilkens and Frank Abbott are directors of ARM Limited.
     In fiscal 2005, as part of the disposal of our investment in ARM Limited to the ARM Broad-based Economic Empowerment Trust (“BEE Trust”), various agreements were put in place to which we accepted and resulted in the majority of the risk not being transferred away from us. Included in these agreements were two guarantees by us to Nedbank relating to the loans obtained by the BEE Trust to acquire the shares from us. On September 28, 2007, the guarantees were cancelled by Nedbank and, consequently, we have no further obligation to Nedbank in this regard. The ARM investment (and associated Nedbank loan) have been derecognized from this date.
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
Class Action
     There is a pending class action in the United States whereby certain ADR holders are seeking damages against us pertaining to our business practices. We have filed with the court a Motion to Dismiss all claims asserted in the class action case, the plaintiffs have filed an opposing response, and we have subsequently replied to that response. At this point the matter is in the hands of the U.S. court and we are awaiting a ruling. It is not possible to predict with certainty when the court will rule on the Motion to Dismiss as the timing of the ruling is entirely within the discretion of the Court, but we would estimate that such a decision will be made by the end of the calendar year, although it may be later than that.
ArcelorMittal South Africa Limited (“ArcelorMittal”)
     On September 14, 2009 Harmony and DRDGold withdrew a complaint to the Competition Commission against ArcelorMittal originally made in 2002. The complaint alleged that ArcelorMittal had abused its dominant position in the local market for flat steel products by charging excessive prices. Following several years of litigation, Harmony, DRDGold and ArcelorMittal entered into a settlement agreement, the terms of which are confidential.
Dividends and Dividend Policy
We paid interim and final dividends on our ordinary shares in 2003 and 2004. Due to operating conditions and our commitment to expenditure on long-term growth projects, we were not able to declare any dividends in fiscal 2005, fiscal 2006, fiscal 2007 or fiscal 2008. On August 13, 2009, the Board approved a final dividend for fiscal 2009 of R0.50 per share, that was paid on September 21, 2009. The total amount of the dividend paid was R213 million (U.S.$28.6 million). As the dividend was declared after the reporting date of June 30, 2009, the dividend was not recorded in fiscal 2009. For information on our accounting policy relating to dividends, see note 2.20 to the consolidated financial statements.
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
Recent Developments
PNG exploration acquisition
     On August 27, 2009, we acquired two new exploration projects, the Amanab and the Mount Hagen Projects, in PNG.
     These ELs complement the exploration activities undertaken by Harmony and underscore our commitment and belief in the developing minerals industry in PNG.
     Amanab project EL1708 was granted on July 6, 2009 and comprises of about 863 square kilometers of tenure. The tenement is located approximately 160 kilometers north of the OK Tedi copper-gold mine in the Sandaun Province and was pegged to target the bedrock source of the alluvial goldfield centered on the Yup River.

     The Mount Hagen project comprises two contiguous tenements, EL1611 & EL1596, encompassing approximately 1,100 square kilometers of tenure. The tenements are located approximately 20 kilometers north-northeast of Mount Hagen and are readily accessible via the Highlands Highway connecting Lae and Porgera.
     Harmony acquired 100% of the mineral rights for EL1596 from Frontier Resources for the cash consideration of A$0.3 million (U.S.$0.25 million).
     We also acquired the rights to explore the adjacent tenement EL1611 over a four year period, with the condition that our exploration program meets the minimum annual expenditure commitment. At any time during this period we may exercise an option to purchase 100% of the tenement for a total cash consideration of 6 million Kina (U.S.$2.4 million).
Pamodzi Gold Free State (Proprietary) Limited
     During June 2009, Harmony reported that the provisional liquidators for Pamodzi Gold Free State (Proprietary) Limited (In Provisional Liquidation) (“Pamodzi Free State”) had chosen Harmony Group as the preferred bidder of Pamodzi Free State’s assets. These assets consisted of President Steyn 1 and 2 Shafts, Loraine 3 Shaft, Freddie 7 Shaft and Freddie 9 Shaft, a metallurgical gold plant, a waste rock dump and a dormant tailings storage facility.
     Harmony’s offer was accepted during July 2009, following the approval from the Industrial Development Corporation of South Africa and the relevant trade unions.
     In September 2009 Harmony entered into four separate agreements to purchase Pamodzi Free State’s assets. The Pamodzi Free State assets will be purchased free from all liabilities, save for all associated rehabilitation and environmental liabilities. The purchase consideration for these assets is R405 million. The purchase was approved by the South African High Court on September 15, 2009.
     The major conditions precedent that have to be fulfilled in order for the agreements to become unconditional are the conversion of the Pamodzi Free State mining rights and the consent for the cession thereof to Harmony by the Minister of Mineral Resources.
Avoca Resources Limited
     During September 2009 and October 2009, the Group disposed of its Avoca Resources Limited shares for approximately A$6 million (US$5.2 million).
Big Bell Operations (Proprietary) Limited
     During September 2009 quarter, the board approved the sale of Big Bell Operations (Proprietary) Limited (BBGO), operations in Western Australia. A tender process was completed and a preferred bidder was identified. The share sale agreement is expected to be completed and executed during the December 2009 quarter. BBGO has been classified as held-for-sale.

Item 9. THE OFFER AND LISTING
Markets
Stock Exchange Listings and Ticker Codes
     The primary listing of our ordinary shares is on the JSE Limited. Our ordinary shares are also listed on stock exchanges in London and Berlin, as well as being quoted in Brussels, Paris and Luxembourg in the form of International Depositary Receipts (IDRs) and on the New York Stock Exchange and NASDAQ in the form of ADSs.

JSE Limited	HAR
New York Stock Exchange	HMY
NASDAQ	HMY
London Stock Exchange	HRM
Euronext Brussels	HMY
Euronext Paris	HG
Berlin Stock Exchange	HAM1
Offering and Listing Details
     The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary
	Shares
	(Rand per Ordinary
	Share)
	High	Low
Fiscal year ended June 30, 2007
First Quarter	121.54	86.10
Second Quarter	123.00	101.00
Third Quarter	113.45	90.85
Fourth Quarter	117.85	94.30
Full Year	123.00	86.10
Fiscal year ended June 30, 2008
First Quarter	104.05	60.00
Second Quarter	83.05	63.00
Third Quarter	118.50	69.00
Fourth Quarter	104.41	82.98
Full Year	118.52	60.00
Fiscal year ended June 30, 2009
First Quarter	97.00	54.99
Second Quarter	103.75	62.50
Third Quarter	129.50	92.50
Fourth Quarter	104.40	75.50
Full Year	129.50	54.99
Month of
July 2009	79.00	69.05
August 2009	76.50	70.80
September 2009	87.51	71.60
As of October 19, 2009	87.00	80.00
     On October 19, 2009, the share price of our ordinary shares on the JSE was R85.60.
     Our ADRs are dual-listed on the New York Stock Exchange and, as of November 29, 2005, on the NASDAQ. The high and low sales prices in U.S. dollars for our ADRs for the periods indicated, as reported on the NYSE and NASDAQ, were as follows:

	NYSE		NASDAQ
	Harmony ADRs		Harmony ADRs
	($ per ADR)		($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2007
First Quarter	17.10	11.91	17.10	12.93
Second Quarter	17.26	13.44	15.75	13.44
Third Quarter	15.27	13.90	15.27	13.90
Fourth Quarter	14.31	14.27	14.31	14.27
Full Year	17.26	11.91	16.76	12.67
Fiscal year ended June 30, 2008
First Quarter	15.27	8.42	15.27	8.42
Second Quarter	11.90	10.31	11.90	10.31
Third Quarter	11.51	10.75	11.51	10.75
Fourth Quarter	12.25	11.51	12.25	11.51
Full Year	15.27	8.42	15.27	8.42
Fiscal year ended June 30, 2009
First Quarter	12.51	6.39	12.51	6.39
Second Quarter	10.97	5.58	10.97	5.58
Third Quarter	13.06	8.95	13.06	9.12
Fourth Quarter	12.10	8.17	12.10	8.17
Full Year	13.06	5.58	13.06	5.58
Month of
July 2009	10.35	8.50	10.34	8.50
August 2009	9.62	8.93	9.58	8.91
September 2009	11.75	9.03	11.78	9.05
As of October 19, 2009	11.98	10.23	11.94	10.22
     On October 19, 2009, the closing share price of our ordinary shares on the NYSE was U.S.$11.59.
     On October 19, 2009, the closing share price of our ordinary shares on NASDAQ was U.S.$11.60.
The Securities Exchange In South Africa
     The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
     As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets; equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R4,733 billion (U.S.$613 billion) at June 30, 2009. The mining market capitalization was, at June 30, 2009, 28.9% of the overall JSE market capitalization and constituted 29.2% in terms of value traded.
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
     Following the closure of the open outcry trading floor on June 7, 1996, an order driven, centralized automated trading system known as the JSE Equities Trading, or JET, system was introduced together with dual trading and negotiated brokerage. On August 18, 1997, the Listings division of the JSE introduced a real time news service for the dissemination of company announcements and price sensitive information. Stock Exchange News Service (“SENS”) ensures early, equal and wide dissemination of all information that is expected to have an effect on the prices of securities that trade on the JSE. In 1998, the JSE introduced an Internet-based Service, the Emerging Enterprise Zone, or the EEZ, to match seekers and providers of capital for small and medium business. In November 1999, the electronic clearing and settlement system, Share Transactions Totally Electronic (“STRATE”) was introduced and the JET system was modified to prepare for the implementation of an open interface to the system via the Application Program Interface. The Alternative Exchange, known as the “AltX”, aimed at attracting smaller companies to the JSE, was launched in October 2003 and at June 30, 2009 boasts 76 listings. Yield-X, which trades spot and derivative interest rate products across the yield curve on an automated central order book was introduced in February 2005. The JSE’s Single Stock Futures market is the world leader in terms of contracts traded, according to the World Federation of Exchanges’ IOMA Derivative Markets Survey. Concurrent with its loss of tax-exempt status on July 1, 2005, the JSE Securities Exchange South Africa de-mutualized, ending its 118 year history as a tax-exempt, member owned, voluntary association to become JSE Limited, a public but unlisted company.
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
     The restrictions preventing directors from voting in respect of contracts or arrangement in which they are interested may be suspended or relaxed at any time, either generally or in respect of particular circumstances, by the holders of 75% of our ordinary shares who are present and voting in a general meeting.
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
Share Capital
     As of June 30, 2009, our issued share capital consisted of 425,986,836 ordinary shares with a par value of R0.50 each. As of October 19, 2009, our issued share capital consisted of 426,028,533 ordinary shares with a par value of R0.50 each. Our authorized share capital is 1,200,000,000 ordinary shares with a par value of R0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.
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
     The Companies Amendment Act provides that a company may approve the acquisition of its own shares by special resolution, if authorized to do so by its articles. A company is not, however, permitted to make any form of payment to acquire any of its own shares if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its debts or if, after the payment, the consolidated assets of the company fairly valued would be less than the consolidated liabilities of the company. The procedure for acquisition of shares by a company is regulated, in the case of listed companies, both by the Companies Amendment Act and the Listings Requirements of the JSE. The Companies Amendment Act further provides that a company may make payments to its shareholders if authorized by its articles subject to the liquidity and solvency requirements described above.
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

     The main purpose of exchange controls is to ensure the timely repatriation of funds into the South African banking system of certain foreign currency acquired by residents of South Africa, whether through transactions of a current or of a capital nature. Timely repatriation of funds will help avoid undue pressure on the country’s gold and foreign reserves and an undue depreciation of the exchange rate of the Rand. Payment of foreign currency and the use of gold and foreign reserves for importation of goods and services into the country are relatively freely allowed.
     These comments relate to exchange controls in force at June 30, 2009. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African government in the future.
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
Dividends
     South Africa does not currently level any withholding tax on dividends. Rather, it currently imposes a corporate tax known as Secondary Tax on Companies (“STC”) at a rate of 10% on dividends declared by a South African company. It is important to appreciate that STC is not a withholding tax on dividends, but a tax on profits of a company. However, it was announced that STC would be abolished and be replaced by a traditional dividend withholding tax. At this stage it is expected that the new dividend withholding tax will be introduced on 1 January 2011. The rate of the new dividend withholding tax will be 10%. The new withholding tax will be imposed on, amongst others, non-resident shareholders, and it would be withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be.
     Article 10 of the Treaty provides that a withholding tax may be levied by South Africa. However, it may not exceed 5% of the gross amount of the dividends if the beneficial owner is a company which holds directly at least 10% of the voting stock of the company paying the dividends. Although the Treaty refers to a maximum withholding tax rate of 15% in other cases, the rate would be 10%.
Capital Gains Tax
     A Capital Gains Tax (“CGT”) was introduced with effect from October 1, 2001. In the case of an individual, 25% of the capital gain is included in its taxable income. In the case of a corporate entity, 50% of such gain is included in its taxable income, resulting in an effective tax rate of 14%. CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The Treaty (which would prevail the case of conflict) provides that the U.S. holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are hold on revenue account, a similar principle would apply with reference to the payment of income tax, and income tax will only be payable to the extent that the holder carries on business in South Africa through the permanent establishment situation therein. Any gains realized on the disposal of shares are automatically deemed to be of a capital nature if they have been held for a continuous period of 3 years. Such provision applies automatically and is not elective.
     Generally the domestic laws of South Africa provide that a cpital gain will be deemed to have been sourced in South Africa and be subject to South African tax to the extent that the asset related to an interest in immovable property situatedin South Africa. It includes any equity shares held by a person in a company if —
•	80% or more of the market value of the equity shares at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock; and

•	The person directly or indirectly holds at least 20% of the equity share capital of that company.
     The provisions of the Treaty will override the deemed source rules to the extent applicable.

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
     STT is also payable on the subsequent redemption or cancellation of shares or cancellation of shares or ADSs.
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
Certain United States Federal IncomeTax Considerations
     Except as described below under the heading “Non-U.S. Holders,” the following is a discussion of certain material U.S. federal income tax consequences for a U.S. holder of purchasing, owning and disposing of the ordinary shares (for purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with U.S. holders that will hold the ordinary shares as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization, person whose “functional currency” is not the U.S. dollar, person liable for alternative minimum tax, or a person who owns directly, indirectly or by attribution, at least 10 percent of our stock.
     You will be a U.S. holder if you are a beneficial owner of ordinary shares and you are:
•	an individual who is a citizen or resident of the United States;

•	a U.S. domestic corporation, or other entity treated as a domestic corporation for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares.

     A “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. person for U.S. federal income tax purposes. If you are a “non-U.S. holder,” the discussion below under “— Non-U.S. Holders” will apply to you.
     This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, rulings, and decisions, all as now in effect and all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.
     In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for U.S. federal income tax purposes.
     We believe that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, U.S. holders of ordinary shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.
Taxation of Dividends
     Subject to the PFIC rules referred to below, under U.S. federal income tax laws, if you are a U.S. holder, the gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to U.S. federal income taxation as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include the amount of any South African tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends received by an individual taxpayer during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15% where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. Holders of ordinary shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other corporations.
     Dividends paid in South African Rand will be includible in your gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depository receives, in the case of the ADSs) the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitations. You generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into U.S. dollars immediately upon receipt by the applicable party. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in U.S. dollars, on the date that it is distributed. Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any South African taxes that are withheld from dividend distributions made to such U.S. holders. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year.
     Dividends received from us will generally be income from non-United States sources, for U.S. foreign tax credit purposes, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex. You should consult your own tax advisor to determine the foreign tax credit implications of owning ordinary shares.
     Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain.

Capital Gains
     Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount you realize on the sale and your adjusted tax basis in the ordinary shares, determined in U.S. dollars. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. Prior to January 1, 2011, long-term capital gain recognized by a non-corporate U.S. holder is generally subject to a maximum tax rate of 15%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax purposes. Your ability to offset capital losses against income is subject to limitations.
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
Non-U.S. Holders
     If you are a non-U.S. holder of the ordinary shares, you generally will not be subject to U.S. federal income or withholding tax on dividends received on such ordinary shares, unless such income is effectively connected with your conduct of a trade or business in the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases, you generally will be taxed in the same manner as a U.S. holder, and will not be subject to U.S. federal income tax withholding. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
     If you are a non-U.S. holder of the ordinary shares, you will also generally not be subject to U.S. federal income or withholding tax in respect of gain realized on the sale of such ordinary shares, unless (i) such gain is effectively connected with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis; or (ii) in the case of gain realized by an individual non-U.S. holder, you are present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. In the first case, the non-U.S. holder will be taxed in the same manner as a U.S. holder. In the second case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such non-U.S. holder’s U.S.-source capital gains exceed such non-U.S. holder’s U.S.-source capital losses. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
PFIC Rules
     We believe that our ordinary shares will not be treated as stock of a PFIC for U.S. federal income tax purposes for the current tax year. The determination of whether or not we are a PFIC is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will value our total assets based on the total market value, determined with reference to the then market price of the ordinary shares, and will make determinations regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the market price of the ordinary shares, it is subject to change. It is possible that the U.S. Internal Revenue Service may challenge our valuation of our assets (including goodwill), which may result in our being classified as a PFIC. Thus, it is possible that we may be or become a PFIC in the current or any future taxable year and we cannot assure you that we will not be considered a PFIC in any such tax year.
     In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held the ordinary shares:
•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.
     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, as receiving directly its proportionate share of the other corporation’s income.
     If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:
•	any gain you realize on the sale or other disposition of your ordinary shares; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares).

Under these rules:

•	the gain or excess distribution will be allocated rateably over your holding period for the ordinary shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
     If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares at the end of the taxable year over your adjusted basis in your ordinary shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts.
     We do not intend to furnish you with the information that you would need in order to make a “qualified electing fund” election to include your share of its income on a current basis.
     If you own ordinary shares during any year that we are a PFIC, you must file U.S. Internal Revenue Service Form 8621 that describes the distribution received on the ordinary shares and the gain realized on the disposition of the ordinary shares. The reduced tax rate for dividend income, discussed in “Taxation of Dividends,” is not applicable to dividends paid by a PFIC.
U.S. Information Reporting and Backup Withholding Rules
     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently of 28% unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability provided that the appropriate returns are filed. A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS, AND PROPOSED CHANGES IN APPLICABLE LAWS.
DIVIDENDS AND PAYING AGENTS
     Not applicable.
STATEMENTS BY EXPERTS
     Not applicable.

DOCUMENTS ON DISPLAY
     Our Memorandum and Articles of Association may be examined at our principal place of business at: Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa. We also file annual and furnish interim reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:
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
Foreign Currency Sensitivity
     In the ordinary course of business, we enter into transactions denominated in foreign currencies (primarily U.S. dollars, Australian dollars and Kina). In addition, we incur investments and liabilities in U.S. dollars, Canadian dollars, British pounds sterling and Australian dollars from time to time. As a result, we are subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. We do not generally hedge our exposure to foreign currency exchange rates.
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
Commodity Sales Agreements
     We did not have any forward commodity sales agreements in place during fiscal 2009 and 2008.
Commodity Hedging Experience
     In fiscal 2009, we sold 1,559,308 ounces of gold at an average price of U.S.$863 per ounce. At a gold price of U.S.$500, product sales would have amounted to approximately U.S.$780 million for fiscal 2009, a reduction of approximately U.S.566 million in product sales. In fiscal 2008, we sold 1,948,776 ounces of gold at an average price of U.S.$818 per ounce. At a gold price of U.S.$500, product sales would have amounted to approximately U.S.$974 million for fiscal 2008, a reduction of approximately U.S.620 million in product sales. In fiscal 2007, we sold 2,334,198 ounces of gold at an average price of U.S.$638 per ounce. At a gold price of U.S.$500, product sales would have amounted to approximately U.S.$1,167 million for fiscal 2007, a reduction of approximately U.S.322 million in product sales.
     The gold spot price on October 19, 2009 was U.S.$1,050.50 per ounce. During fiscal 2009, the gold spot price traded in a range from U.S.$712.50 to U.S.$989.00 per ounce.
Foreign Currency Sensitivity
     Our revenues are sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar. We generally do not enter into forward sales, commodity, derivatives or other hedging arrangements to establish a ZAR/U.S.$ exchange rate in advance for the sale of our future gold production.
     We did not have any currency contracts in place as of June 30, 2009, 2008 or 2007.

Interest Rate Sensitivity
     Our interest rate risk arises mainly from long-term borrowings. We have both fixed and variable interest rate borrowings. Fixed rate borrowings expose us to fair value interest rate risk. Variable rate borrowings expose us to cash flow interest rate risk. We have not entered into interest rate swap agreements in fiscal years 2007, 2008 and 2009.
Sensitivity analysis
     A change of 100 basis points in interest rates at June 30, 2009, 2008 and 2007 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2009	2008	2007
	($ in millions)
Increase in 100 basis points	—	3	16
Decrease in 100 basis points	—	(3)	(16)
     The above table excludes the fixed rate convertible bond. As it is accounted for at amortized cost, interest rate changes do not affect reported profit and loss.
     For further information on sensitivities, see note 4 of the consolidated financial statements in Item 18.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
     At a general meeting held on November 24, 2008, our shareholders authorized the Board to (i) place 10% of the unissued ordinary shares of the company under directors’ control and (ii) authorizing the Board to allot and issue up to 10% of all or any of our authorized but unissued ordinary shares for cash to such persons and on such terms as the Board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE.
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

Item 15. DISCLOSURE CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     As of June 30, 2009, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2009.
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
     Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human error. Internal control over financial reporting also can be circumvented by collusion or improper management override. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
     Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2009, and has concluded that such internal control over financial reporting was effective based upon those criteria.
     PricewaterhouseCoopers Inc, an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2009.
(c) Attestation Report of the Registered Public Accounting Firm
     See report of PricewaterhouseCoopers Inc, an independent registered public accounting firm, on page F-2.
(d) Changes in Internal Control over Financial Reporting
     There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2009 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.

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
Item 16B. CODE OF ETHICS
     The Harmony Code of Ethics has been developed to respond to the challenge of ethical conduct in a business environment. The Code of Ethics goes beyond the company’s legal and institutional responsibilities by formalizing our values. The purpose of the code is to guide employees’ behavior, not to provide specific answers to every conceivable situation in the workplace. We approached the development and the annual review of the Code of Ethics in a fully inclusive manner, with broad consultation and information gathering at all levels of the company. Employees have been kept fully informed about the Code of Ethics and all employees are expected to comply with its contents. (The term ‘employees’ is used in the broadest sense and includes all staff with which a service contract exists, including management, non-management, directors, contractors, consultants, suppliers and temporary staff.) An Ethics Committee was formed in May 2006, which consists of four executive managers and the Company Secretary (who chairs the meeting). This committee is required to meet quarterly to monitor the gift registers and any reported unethical behavior. The Code of Ethics is available on our website at www.harmony.co.za.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT FEES
     The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2008	U.S.$1.949 million
Fiscal year ended June 30, 2009	U.S.$1.631 million
AUDIT-RELATED FEES
     The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2008	U.S.$0.752 million
Fiscal year ended June 30, 2009	U.S.$0.331 million
     Fees related to interim reviews and review of interim reports, other SEC filings as well as guidance on section 404 Sarbanes Oxley compliance.
TAX FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2008	U.S.$0.052 million
Fiscal year ended June 30, 2009	U.S.$0.038 million
     Services comprised advice on capital gains tax issues, treatment of tax in respect of acquisitions, guidance on share option schemes.
ALL OTHER FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2008	U.S.$0.759 million
Fiscal year ended June 30, 2009	U.S.$0.300 million
AUDIT COMMITTEE APPROVAL
     Our audit committee pre-approves our engagement of PricewaterhouseCoopers Inc to render audit or non-audit services. All of the services described above were approved by the audit committee.
Item 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
Item 16G. CORPORATE GOVERNANCE
     Significant ways in which Harmony’s corporate governance practices differ from practices followed by publicly-listed US companies.
     Foreign private issuers, such as Harmony, must briefly highlight any significant ways in which their corporate governance practices differ from those following by US-listed companies. Set out below is a brief, general summary of the significant differences:
     US-listed companies are required to have a nominating/corporate governance committee, and all members of this committee must be non-executive directors. Harmony has a Nomination Committee which comprises three non-executive board members, two of whom are independent.
     For US-listed companies, the chairperson of this committee is required to be the chairperson of the Board of Directors. The current chairman of the Harmony Board of Directors, Patrice Motsepe, is Chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent.
     US-listed companies are required to have a remuneration committee composed entirely of independent directors. Harmony has appointed a Remuneration Committee, comprising three board members, all of whom are non-executive and two of whom are independent.
     The non-management directors of US-listed companies must meet at regularly scheduled executive sessions without management. Although Harmony does not specifically require such meetings of its non-executive directors, the Board has unrestricted access to all company information, records, documents and property. Directors may, if necessary, take independent professional advice at the company’s expense and non-executive directors have access to management and may meet separately with management, without the attendance of executive directors.
     US-listed companies are required to publish and distribute to shareholders an annual report within 120 days from the end of its fiscal year. Non-US companies such as Harmony are given 225 days from the end of the fiscal year.

PART III
Item 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for the fiscal year ended June 30, 2009 and the related information pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS
Financial Statements
The financial statements appear in this annual report on Form 20-F beginning on page F-4. The report of the independent registered public accounting firm appears on page F-2.

Item 19. EXHIBITS

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.1	Notice to shareholders dated September 25, 2007 in respect of the Annual General Meeting held on November 26, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.3	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.4	Form of ADR (included in Exhibit 2.3).

2.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.6	Form of Global Bond (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.7	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2	Harmony 2006 Share Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.3	Sale of Shares Agreement amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.4	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.5	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.6	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.7	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.8	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.9	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.10	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.11	Term Loan Agreement with Rand Merchant Bank dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.12	Pledge Agreement in favor of FirstRand Bank Limited (acting through its Rand Merchant Bank division) dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.13	Senior Facility Agreement among Nedbank Limited and Harmony Gold Mining Company Limited and the Guarantors named therein dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.14	Cessation and Pledge in Security by African Rainbow Minerals Gold Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.15	Cessation and Pledge in Security by Harmony Gold Mining Company Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.16	Preference Share Subscription Agreement dated March 20, 2007 by and among FirstRand Bank Limited (RMB), Harmony and the subsidiaries named therein (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.17	Senior Bridge Loan Facility with RMB dated June 29, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.18	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.19	Sale Agreement with Randfontein Estates Limited, Clidet No. 726 (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.20	Shareholders Agreement between ARMGold/Harmony Joint Investment Company (Proprietary) Limited, Clidet No. 770 (Proprietary) Limited and Clidet No. 726 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.21	Sale of Shares and Claim Agreement with Randfontein Estates Limited, ARMGold/Harmony Joint Investment Company (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.22	Deed of Extinguishment of Royalty (Hidden Valley Project) dated May June 11, 2008 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.23	Senior Facility Agreement with Nedbank Limited dated September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.24	Master Lease Facility Agreement between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) dated June 14, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

*4.25	Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009.

*4.26	Master Purchase and Farmin Agrement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Wafi Mining Limited, Morobe Exploration Limited, Newcrest PNG 1 Limited, Newcrest PNG 2 Limited and Newcrest PNG 1 Limited.

*4.27	Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited.

*4.28	Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited.

*8.1	Significant subsidiaries of Harmony Gold Mining Company Limited.

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meets all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs
Graham Briggs
Chief Executive Officer
Date: October 26, 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of other comprehensive income, of changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers Inc
Johannesburg, Republic of South Africa
October 26, 2009

Consolidated income statements
For the years ended June 30,

		US DOLLAR
Figures in million	Note	2009	2008*	2007*

Continuing operations

Revenue		1,277	1,325	1,202
Cost of sales	5	(1,104)	(1,162)	(1,084)
Production costs		(850)	(959)	(907)
Amortisation and depreciation		(167)	(117)	(134)
Impairment of assets		(61)	(35)	(37)
Employment termination and restructuring costs		(4)	(32)	—
Other items		(22)	(19)	(6)

Gross profit		173	163	118
Corporate, administration and other expenditure		(40)	(33)	(31)
Exploration expenditure		(32)	(32)	(30)
Profit on sale of property, plant and equipment	6	116	18	25
Other expenses — net	7	(3)	(13)	—

Operating profit	8	214	103	82
Profit/(loss) from associates	22	1	(11)	(3)
Profit on sale of investment in associate	9	—	—	33
Impairment of investment in associate	22	(14)	(12)	—
Fair value (loss)/gain on financial instruments	10	(10)	5	15
Loss on sale of listed investments	11	—	(63)	(5)
Investment income	12	49	39	27
Finance cost	13	(24)	(71)	(66)

Profit/(loss) before taxation		216	(10)	83
Taxation	14	(23)	(68)	(50)

Net profit/(loss) from continuing operations		193	(78)	33

Discontinued operations

Profit from discontinued operations	15	118	48	18

Net profit/(loss)		311	(30)	51

Earnings/(loss) per ordinary share (cents):	16
Earnings/(loss) from continuing operations		47	(20)	8
Earnings from discontinued operations		28	12	4

Total earnings/(loss) for the period		75	(8)	12

Diluted earnings/(loss) per ordinary share (cents):	16
Earnings/(loss) from continuing operations		46	(20)	8
Earnings from discontinued operations		28	12	4

Total diluted earnings/(loss) for the period		74	(8)	12

*	The comparative periods have been re-presented for a change in discontinued operations. Refer to note 15.
The accompanying notes are an integral part of these consolidated financial statements.

F-4

Consolidated statements of other comprehensive income
For the years ended June 30,

		US DOLLAR
Figures in million	Note	2009	2008	2007

Net profit/(loss) for the period		311	(30)	51

Attributable to:
Owners of the parent		311	(30)	51

Other comprehensive income/(loss) for the period, net of income tax		111	(204)	41

Foreign exchange translation		105	(246)	87
Mark-to-market of available-for-sale investments	28	6	42	(46)

Total comprehensive income/(loss) for the period		422	(234)	92

Attributable to:
Owners of the parent		422	(234)	92

F-5

Consolidated balance sheets
As at June 30,

		US DOLLAR
Figures in million	Note	2009	2008

Assets

Non-current assets
Property, plant and equipment	17	3,614	3,531
Intangible assets	18	288	283
Restricted cash	19	21	10
Restricted investments	20	212	188
Investment in financial assets	21	7	9
Investment in associates	22	43	19
Deferred tax asset	14	222	190
Trade and other receivables	24	10	18

Total non-current assets		4,417	4,248

Current assets
Inventories	25	134	89
Trade and other receivables	24	115	112
Income and mining taxes		6	11
Cash and cash equivalents	26	253	53

		508	265
Assets of disposal groups classified as held-for-sale	15	—	197

Total current assets		508	462

Total assets		4,925	4,710

Equity and liabilities

Share capital and reserves
Share capital	27	4,004	3,787
Other reserves	28	(72)	(196)
Accumulated loss		(108)	(419)

Total equity		3,824	3,172

Non-current liabilities
Borrowings	29	14	31
Deferred tax	14	643	573
Provision for environmental rehabilitation	30	198	145
Retirement benefit obligation and other provisions	31	22	18

Total non-current liabilities		877	767

Current liabilities
Trade and other payables	32	189	201
Income and mining taxes		2	12
Borrowings	29	33	494

		224	707
Liabilities of disposal groups classified as held-for-sale	15	—	64

Total current liabilities		224	771

Total equity and liabilities		4,925	4,710

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Consolidated statements of changes in shareholders’ equity
For the years ended June 30,

	Number of
	ordinary		Share	Accumulated
	shares issued	Share capital	premium	loss	Other reserves	Total
		Figures in million (US Dollar)

Note		27			28

Balance — June 30, 2006	396,934,450	32	3,700	(438)	(45)	3,249

Dividends declared	—	—	—	(1)	—	(1)
Issue of shares
— Exercise of employee share options	2,673,934	—	19	—	—	19
Share-based payments	—	—	1	—	6	7
Total comprehensive income for the year	—	—	—	51	41	92

Balance — June 30, 2007	399,608,384	32	3,720	(388)	2	3,366

Dividends declared	—	—	—	(1)	—	(1)
Issue of shares
— Exercise of employee share options	1,786,213	—	12	—	—	12
— Exchange for PNG Royalty	1,859,159	—	20	—	—	20
Share-based payments	—	—	3	—	6	9
Total comprehensive loss for the year	—	—	—	(30)	(204)	(234)

Balance — June 30, 2008	403,253,756	32	3,755	(419)	(196)	3,172

Issue of shares
— Exercise of employee share options	1,322,964	—	7	—	—	7
— Exchange for PNG Royalty	3,364,675	—	23	—	—	23
— Capital raising	18,045,441	1	186	—	—	187
Share-based payments	—	—	—	—	13	13
Total comprehensive income for the year	—	—	—	311	111	422

Balance — June 30, 2009	425,986,836	33	3,971	(108)	(72)	3,824

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statements
For the years ended June 30,

	US DOLLAR
Figures in million	Notes	2009	2008	2007

Cash flow from operating activities
Cash generated by operations	33	319	268	164
Interest received		51	38	25
Dividends received		—	5	3
Interest paid		(31)	(57)	(31)
Income and mining taxes paid		(85)	(18)	(2)

Cash generated by operating activities		254	236	159

Cash flow from investing activities
Net increase in amounts invested in environmental trusts		—	(11)	(2)
(Increase)/decrease in restricted cash		(9)	28	(4)
Proceeds on disposal of South Kal Mine assets	33	—	18	—
Proceeds on disposals of Papua New Guinea joint venture	33	235	—	—
Proceeds on disposals of Randfontein Cooke assets	33	209	—	—
Proceeds on disposal of available-for-sale financial assets		—	184	55
Acquisition of intangible assets		(4)	(3)	(6)
Acquisition of other non-current investments		(4)	(11)	(5)
Proceeds on disposal of property, plant and equipment		6	18	27
Additions to property, plant and equipment		(339)	(552)	(383)

Cash generated/(utilised) by investing activities		94	(329)	(318)

Cash flow from financing activities
Long-term borrowings raised		—	323	253
Long-term borrowings paid		(427)	(256)	(139)
Ordinary shares issued		194	12	19
Dividends paid		—	(1)	(1)

Cash (utilised)/generated by financing activities		(233)	78	132

Foreign currency translation adjustments		85	(2)	6

Net increase/(decrease) in cash and equivalents		200	(17)	(21)
Cash and equivalents — beginning of period		53	70	91

Cash and equivalents — end of period		253	53	70

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
For the years ended June 30,
1	General information

Harmony Gold Mining Company Limited (“the Company”) and its subsidiaries (collectively “Harmony” or “the Group”) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the Group’s principal product, is currently produced at its operations in South Africa. Harmony has operations in Papua New Guinea, where the construction of the Hidden Valley mine is being completed, as well as in Western Australia.

The Company is a public company, incorporated and domiciled in South Africa. The address of the registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

These consolidated financial statements were authorised for issue by the board of directors on October 9, 2009.

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

New accounting standards and IFRIC interpretations
(a)	Standards and interpretations effective in 2009 but not relevant:

The following standards and interpretations to published standards are mandatory for accounting periods beginning on or after July 1, 2008 but are not relevant to the Group’s operations:

Amendments to IAS 39 and IFRS 7, IAS 39 — Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures — Reclassification of Financial Assets;

IFRIC 14, IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

IFRIC 12, Service concession arrangements; and

IFRIC 13, Customer Loyalty Programmes.

(b)	Standards and amendments early adopted by the Group in the 2008 year:

IAS 1 (Revised) — Presentation of Financial Statements:

IAS 23 (Revised) — Borrowing Costs; and

IFRS 8 — Operating Segments.

(c)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

At the date of authorisation of these financial statements, the standards, amendments and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the Group and a reliable estimate of the impact of the adoption thereof for the Group cannot yet be determined for all of them, as management is still in the process of determining the impact of these standards and interpretations on future financial statements. The Group plans on adopting these standards, amendments and interpretations on the dates when they become effective.
Amendments and revised standards:

IAS 27 (Revised) — Consolidated and Separate Financial Statements (effective from periods beginning July 1, 2009).

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The effect of the amended IAS 27 will be recorded in future periods when such transactions are entered into.

IFRS 3 (Revised) — Business Combinations (effective from periods beginning July 1, 2009).

The new standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The effect of the revised IFRS 3 will be recorded in future periods when such transactions are entered into.

IFRS 2 (Amendment) — Share-Based Payment: Vesting Conditions and Cancellations (effective from periods beginning January 1, 2009).

The amendment deals with two matters. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The effect of the amended IFRS 2 will be recorded in future periods when such transactions affecting vesting conditions and cancellations on share based payment occurs.

IAS 32 and IAS 1 (Amendment) — IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of financial statements: Puttable Financial Instruments and Obligations Arising on Liquidation (effective from periods beginning January 1, 2009).

The amendments require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: a) puttable financial instruments (for example, some shares issued by co-operative entities); b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (for example, some partnership interests and some shares issued by limited life entities). Additional disclosures are required about the instruments affected by the amendments. The Group does not expect the adoption of these amendments to have an impact on the consolidated financial statements.

IFRS 1 and IAS 27 (Amendment) — IFRS 1 First-Time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective from periods beginning January 1, 2009).

The amendment allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removed the definition of the cost method from IAS 27 and replaced it with a requirement to present dividends as income in the separate financial statements of the investor. The Group is not a first-time adopter of IFRS. The effect of the amended IAS 27 will be recorded in future periods when such transactions are entered into.

IAS 39 (Amendment) — IAS 39 Financial Instruments: Recognition and Measurement Exposures Qualifying for Hedge Accounting (effective from periods beginning January 1, 2009).

The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group currently does not anticipate the change to affect the financial statements as the Group does not have hedges.

IFRS 7 (Amendment) — Financial Instruments disclosures: Improving Disclosures about Financial Instruments (effective from periods beginning January 1, 2009).

The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The standard will affect the disclosure of financial instruments in the financial statements.

Annual improvements to IFRS issued August 2008 (effective on or after January 1, 2009 unless otherwise specified).

This is a collection of amendments to IFRSs. These amendments are the result of conclusions the IASB reached on proposals made in its annual improvements project. The annual improvements project provides a vehicle for making non-urgent but necessary amendments to IFRSs. Some amendments involve consequential amendments to other IFRSs. The Group is assessing the impact that these improvements will have on the financial statements.

Annual improvements to IFRS issued April 2009 (effective on or after January 1, 2010 unless otherwise specified).

This is a collection of amendments to IFRSs. These amendments are the result of conclusions the IASB reached on proposals made in its annual improvements project. The annual improvements project provides a vehicle for making non-urgent but necessary amendments to IFRSs. Some amendments involve consequential amendments to other IFRSs. The Group will assess the impact that these improvements will have on the financial statements.

New interpretations:

IFRIC 15 — Agreements for the Construction of Real Estate (effective from periods beginning January 1, 2009)

IFRIC 15 addresses diversity in accounting for real estate sales. IFRIC 15 clarifies how to determine whether an agreement is within the scope of IAS 11 — Construction contracts or IAS 18 - Revenue and when revenue from construction should be recognised. The guidance replaces example 9 in the appendix to IAS 18. The Group does not expect this interpretation to have an impact on the financial statements.

IFRIC 16 — Hedges of a Net Investment in a Foreign Operation (effective from periods beginning October 1, 2008)

IFRIC 16 provides guidance on identifying the foreign currency risks that qualify as a hedged risk (in the hedge of a net investment in a foreign operation). It secondly provides guidance on where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting. Thirdly, it provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group currently does not anticipate the change affecting our financial statements as the Group does not have hedges on its net investments in foreign operations.

IFRIC 17 — Distributions of Non-cash Assets to Owners (effective from periods beginning July 1, 2009)

IFRIC 17 applies to the accounting for distributions of non-cash assets (commonly referred to as dividends in specie) to the owners of the entity. The interpretation clarifies that: a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity; an entity should measure the dividend payable at the fair value of the net assets to be distributed; and an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. The effect of the interpretation will be recorded in future periods when such transactions are entered into.

IFRIC 18 — Transfers of assets from customers (effective from periods beginning July 1, 2009)

The interpretation clarifies the accounting treatment for transfers of property, plant and equipment received from customers. This Interpretation applies to agreements with customers in which the entity receives cash from a customer when that amount of cash must be used only to construct or acquire an item of property, plant and equipment and the entity must then use the item of property, plant and equipment either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods and services, or to do both. The Group currently does not expect this interpretation to have any effect on the financial statements.

2.2	Consolidation

The consolidated financial information includes the financial statements of the Company, its subsidiaries, its proportionate interest in joint ventures, special purpose entities (“SPEs”) and its interests in associates.
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

The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other ventures. The Group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

(iv)	Special purpose entities (“SPEs”) are those undertakings that are created to satisfy specific business needs of the Group, These are consolidated where the Group has the right to the majority of the benefits of the SPE and/or is exposed to the majority of the risk thereof. SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the Group.

(v)	Transactions with non-controlling interests. The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
2.3	Foreign currency transactions
(i)	Functional and presentation currency: Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

For translation of the Rand financial statement items to US dollar, the average of R9.00 (2008: R7.26; 2007:R7.20) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R7.72 (2008: R7.80) per US$1 for asset and liability items. Equity items were translated at historic rates.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “Kina” to Papua New Guinean currency.

(ii)	Transactions and balances: Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. These transactions are included in the determination of other expenses — net.

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

Translation differences on non-monetary financial assets and liabilities are reported as part of fair value gains or losses. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in other comprehensive income.

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

c) all resulting exchange differences are recognized as a separate component of other reserves; and

d) equity items are translated at historic rates.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other reserves. When a foreign operation is sold or the loans included in the net investment in foreign operations are repaid or partially repaid, exchange differences that were recorded in equity are recognized in profit or loss in the period in which the sale or repayment takes place.

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

At the Group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop the property are capitalized as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Stripping costs incurred during the production phase to remove waste ore are deferred and charged to production costs on the basis of the average life-of-mine stripping ratio. The average stripping ratio is calculated as the number of tonnes of waste material removed per tonne of ore mined. The average life-of-mine ratio is revised annually in the light of additional knowledge and change in estimates. The cost of “excess stripping” is capitalized as mine development costs when the actual stripping ratio exceeds the average life of mine stripping ratio. Where the average life of mine stripping ratio exceeds the actual stripping ratio, the cost is charged to the income statement.

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

During the development stage, the Group may enter into arrangements whereby it agrees to transfer a part of its mineral interest in consideration for an agreement by another party (the farmee) to meet certain expenditure which would otherwise have to be undertaken by the Group. Such arrangements, referred to as farm-in transactions, are accounted for as executory contracts — particularly when the expenditures to be incurred by the farmee are discretionary in nature, and the mineral interest to be transferred may vary depending upon such discretionary spend. At the date of completion of each party’s obligations under the farm-in arrangement, the Group derecognizes the proportion of the mining assets and liabilities associated with the joint venture that it has sold to the farmee, and recognizes its interest in the capital expenditure (consideration received) at fair value within operating assets. The difference between the net disposal proceeds and the carrying amount of the asset disposed of is recognized in profit or loss.

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

Capitalized lease assets are depreciated over the shorter of their estimated useful lives and the lease terms.

(vi)	Depreciation and amortization of mining assets: Depreciation and amortization of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proved and probable reserves. Changes in management’s estimates of the quantities of economically recoverable reserves impact amortization and depreciation on a prospective basis.

Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are amortized using the units-of-production method where the denominator is the proven and probable reserves within that ore block or area.

If capitalized underground development costs provide an economic benefit over the entire life-of-mine, the costs are amortized using the unit-of-production method, where the denominator is the total accessible proven and probable reserves.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits. Amortization is first charged on mining ventures from the date on which the mining ventures are considered to have moved into the production phase.

(vii)	Depreciation and amortization of non-mining fixed assets: Other non-mining fixed assets are depreciated on a straight line basis over their estimated useful lives as follows:
•	Vehicles at 20% per year;

•	Computer equipment at 33.3% per year; and

•	Furniture and equipment at 16.67% per year.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(viii)	Depreciation and amortization of mineral and surface use rights: Mineral rights associated with production phase mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration phase mineral interests are not amortized until such time as the underlying property is converted to the production stage.

For details on the Group’s accounting policy on impairments, refer to note 2.8.
2.6	Exploration costs

The Group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely to be realized than not, i.e. ‘probable’. The information that the directors use to make that determination depends on the level of exploration as well as the degree of confidence in the ore body.

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

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalized as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the directors to conclude that it is more likely than not that the Group will obtain future economic benefit from the expenditures.

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

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The impairment testing is performed on June 30.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

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

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired.

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

On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognized in equity is recognized in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is recognized in profit or loss.

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

Restricted cash

Restricted cash consists of cash held for guarantees and performance bonds related to environmental rehabilitation.

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

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If, in the opinion of the directors, permanent diminution in value exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from other reserves and recognized in the income statement. Subsequent increases in the fair value are recognized in equity — impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(iii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. The Group’s held-to-maturity investments are subsequently measured at amortized cost using the effective interest method.

The restricted investments held by the trust funds (refer note 20) are classified as held-to-maturity investments.

(iv)	Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management in terms of specified criteria. Derivatives are also categorized as held-for-trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held-for-trading or are expected to be realized within 12 months of the balance sheet date. These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognized in the income statement in the period in which they arise.

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

Inventories which include bullion on hand, gold in process, ore stockpiles and stores and materials, are measured at the lower of cost and net realizable value after appropriate allowances for redundant and slow moving items. Cost of bullion and gold in process is determined by reference to production cost, including amortization and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity.

Stores and materials consist of consumable stores and are valued at weighted average cost.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale.

Gold in process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Bullion on hand and gold in process at certain of the underground operations include gold in lockup which can be reliably measured, and generally this is from the smelter onwards. Where mechanized mining is used in underground operations, in-progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made, normally from when ore is broken underground. Given the varying nature of the Group’s open pit operations, gold in process represents either production in broken ore form or production from the time of placement on heap leach pads.

2.11	Non-current assets or disposal group held-for-sale and discontinued operations

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held-for-sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held-for-sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current assets or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Upon classification of a non-current asset or disposal group as held-for-sale, it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying value of the non-current asset or disposal group over its expected net selling price (fair value less costs to sell). At each subsequent reporting date, the carrying values are remeasured for possible impairment. A gain is recognized for any subsequent increase in net selling price but not in excess of the cumulative impairment loss already recognized.

No depreciation is provided on non-current assets from the date they are classified as held-for-sale.

When a disposal group is classified as held-for-sale it is also necessary to assess whether or not the criteria for discontinued operations are met. If the criteria are met, the results of the disposal group are classified as discontinued operations in the income statement and the comparative amounts restated for all periods presented.

If a non-current asset or disposal group is classified as held-for-sale but the criteria for classification as held-for-sale are no longer met, the disclosure of such non-current asset or disposal group as held-for-sale is ceased.

On ceasing such classification, the non-current assets are reflected at the lower of:
•	the carrying amount before classification as held for sale adjusted for any depreciation or amortization that would have been recognized had the assets not been classified as held-for-sale; or

•	the recoverable amount at the date the classification as held-for-sale ceases. The recoverable amount is the amount at which the asset would have been recognized after the allocation of any impairment loss arising on the cash generating unit as determined in accordance with the group’s policy on impairment of non-financial assets.
Any adjustment required to be made on reclassification is charged to the income statement on reclassification, and included in income from continuing operations.

Where the disposal group was also classified as a discontinued operation, the subsequent classification from held-for-sale also requires that the discontinued operation be included in continuing operations. Comparative information in the income statement and cash flow note disclosures relating to the classification as a discontinued operation is re-presented accordingly. Comparative information in the balance sheet is not re-presented for this change.

2.12	Environmental obligations

Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

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

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, post retirement benefits, unutilized tax losses and unutilized capital allowances carried forward. Deferred tax assets relating to the carry forward of unutilized tax losses and unutilized capital allowances are recognized to the extent that it is probable that future taxable profit will be available against which the unutilized tax losses and unutilized capital allowances can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.16	Employee benefits
(i)	Pension and provident plans are funded through annual contributions. The Group’s contributions to the defined contribution pension and provident plans are charged to the income statement in the year to which they relate. The Group’s liability is limited to its annually determined contributions.

(ii)	Medical plans: The Group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using market yields consistent with the term and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognized in the income statement at revaluation date. The future liability for current and retired employees and their dependents is accrued in full based on actuarial valuations obtained annually.

(iii)	Equity compensation benefits: The Group operates an equity-settled, share-based payments plan, where the Group grants share options to certain employees. Equity share-based payments are measured at fair value of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the Group’s estimate of the shares that are expected to eventually vest. The Group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, are recognized in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv)	Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(v)	Leave pay: The Group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.
2.17	Share capital

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

Revenue further excludes value-added tax. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

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

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the quality of the individual orebody and country risk in determining the fair value.

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

During the year under review, the Group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life of mine plans, a gold price of R225 000 per kilogram and a discount rate of 9.34% (2008: R180 000 per kilogram and a 11.36% discount rate; 2007: R115 000 and a discount rate of 9.18%). Cash flows used in the impairment calculations are based on life of mine plans which exceed five years for the majority of the mines. Refer to note 5 for details of impairments recorded.

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
It is impracticable to disclose the extent of the possible effects of the changes in assumptions for the forward gold price and life of mine plans at June 30, 2009, as these assumptions are inextricably linked.

3.2	Impairment of investment in associate

The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment to the recoverable amount, which is the higher of value in use or fair value less costs to sell. In calculating fair value less cost to sell, the cash flows from disposal are looked at with reference to the closing share price at year end.

3.3	Valuation of available-for-sale financial assets

If the value of financial instruments cannot be obtained from an active market, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models refined to reflect the issuer’s specific circumstances. When considering indications of an impairment, management considers a prolonged decline to be longer than 12 months. The significance of the decline is assessed for each security individually.

3.4	Estimate of exposure and liabilities with regard to rehabilitation costs

Estimated long term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used an inflation rate of 6% (2008: short-term (two years): 9% and long-term: 6%; 2007: 5%) and the expected life of the mines according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rates used for the calculation are dependant on the shaft’s life of mine and are as follows: for 12 months — 6.75% (2008: 12.25%; 2007: 13.77%); for 1 - 5 years — 8.25% (2008: 11.75%; 2007:10.61%); for 5 - 9 years — 8.25% (2008: 10.5%; 2007: 9.49%) and for 10 years or more — 8.75% (2008: 10.25%; 2007: 9.25%). These estimates were based on recent yields determined on government bonds.

3.5	Estimate of employee benefit liabilities

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability included a discount rate of 10%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table ( SA “a mf” tables) (60 years) and a medical inflation rate of 7.8% (2008: discount rate of 12%, 60 years and 9.8% inflation rate; 2007: discount rate of 9%, 60 years and 6.34% inflation rate).

Management determined the discount rate by assessing financial instruments with similar terms to the liability. The decreases to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

3.6	Estimate of taxation

The Group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters are different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Management has to exercise judgment with regards to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not raised.

3.7	Fair value of share-based payments

The fair value of options granted are being determined using either a binominal, Black-Scholes or a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. (Refer to note 36 for detail on each of the share option schemes.)

3.8	Impairment of goodwill

Due to the wasting nature of mining assets and the finite life of a mine’s reserves, the allocation of goodwill to a shaft will eventually result in an impairment charge for the goodwill. The Group tests annually whether separately identifiable goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.8. These calculations require the use of estimates as stated in note 3.1.

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

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the orebodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Group’s financial results and financial position in a number of ways, including:
•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

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

Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
•	the level of capital expenditure compared to the total project cost estimates;

•	the ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced); and

•	the ability to sustain the ongoing production of gold.

4	Financial risk management

The Group’s financial instruments expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The Group may use derivative financial instruments to hedge certain risk exposures.

The Group’s financial instruments are set out below:

		Available-		Financial
		for-sale	Held-to-	liabilities at
	Loans and	financial	maturity	amortized
Figures in US dollar million	receivables	assets	investments	cost

At June 30, 2009:
Restricted cash	21	—	—	—
Restricted investments	—	—	212	—
Investments in financial assets	—	7	—	—
Trade and other receivables	90	—	—	—
Cash and cash equivalents	253	—	—	—
Borrowings	—	—	—	47
Trade and other payables	—	—	—	71

At June 30, 2008:
Restricted cash	10	—	—	—
Restricted investments	—	—	188	—
Investments in financial assets	—	9	—	—
Trade and other receivables	87	—	—	—
Cash and cash equivalents	53	—	—	—
Borrowings	—	—	—	525
Trade and other payables	—	—	—	94
Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges certain selected financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
(a)	Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the ZAR/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.

The Group is exposed to foreign exchange risk arising from inter-company loans denominated in a currency other than the functional currency of that entity (A$ and Kina). Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to manage this risk.

Sensitivity analysis

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate.

	US DOLLAR
Figures in million	2009	2008

A$ against US$
Increase by ten percent	1	3
Decrease by ten percent	(1)	(3)

Closing rate	0.81	0.96

A$ against Rand
Increase by ten percent	—	30
Decrease by ten percent	—	(30)

Closing rate	7.72	7.51

Kina against A$
Increase by ten percent	17	35
Decrease by ten percent	(17)	(35)

Closing rate	2.71	2.42

(ii) Other price risk

The Group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

The equity investments are listed on the Australian Securities Exchange. A one percent increase in the share price at the reporting date, with all other variables held constant, would have increased other comprehensive income by US$0.07 million (2008: US$0.1 million; an equal change in the opposite direction would have decreased other comprehensive income by US$0.07 million (2008: US$0.1 million). The analysis is performed on the same basis for 2008.

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

Sensitivity analysis

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2008.

	US DOLLAR
Figures in million	2009	2008

Increase by 100 basis points	—	3
Decrease by 100 basis points	—	(3)
The above table excludes the fixed rate convertible bond. As it is accounted for at amortized cost, interest rate changes do not affect reported profit or loss.

(b)	Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations timeously. Financial instruments, which subject the Group to concentrations of credit risk, consist predominantly of restricted cash, restricted investments, trade and other receivables (excluding non-financial assets) and cash and cash equivalents.

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

The Group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$610.8 million as at June 30, 2009 (2008: US$361.2 million).

(c)	Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The Group is able to actively source financing at competitive rates.

The following are the contractual maturities of financial liabilities (including principal and interest payments):

	US DOLLAR
		More than
Figures in million	Current	1 year

2009
Borrowings(1)(2)	33	15
Trade and other payables (excluding non-financial liabilities)	71	—

	104	15

2008
Borrowings(1)(2)	518	29
Trade and other payables (excluding non-financial liabilities)	94	—
Trade and other payables (Discontinued operations, Note 15)	8	—

	620	29

(1)	US$32.9 million is due between 6 to 12 months. (2008: US$226.8 million).

(2)	US$4.6 million is due between 1 to 2 years. (2008: US$7.4 million).

(d)	Capital risk management

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, in a way that optimizes the cost of capital and matches the current strategic business plan.

The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

There were no changes to the Group’s approach to capital management during the year.

(e)	Fair value determination

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values.

The fair value of available-for-sale financial assets are determined by reference to quoted market prices. The fair value of other non-current financial instruments are determined using a discounted cash flow model with market observable inputs, such as market interest rates.

The carrying values of financial assets and liabilities are assumed to approximate their fair value. The exception is the unsecured convertible fixed rate bond which had a fair value of R1 632 million (US$209.2 million) being 96% of the normal value of R1 700 million for the year ended June 30, 2008.

US DOLLAR
Figures in million	2009	2008	2007

5	Cost of sales

Production costs (a)	850	959	907
Amortization and depreciation of mining properties, mine development costs and mine plant facilities (b)	158	107	130
Amortization and depreciation of assets other than mining properties, mine development costs and mine plant facilities (c)	9	10	4
Provision/(reversal of provision) for rehabilitation costs (d)	3	2	(6)
Care and maintenance cost of restructured shafts	6	10	8
Employment termination and restructuring costs (e)	4	32	—
Share-based payments (f)	13	6	6
Impairment of assets (g)	61	35	37
Provision for post retirement benefits	—	1	(2)

Total cost of sales	1,104	1,162	1,084

(a)	Production costs include mine production, transport and refinery costs, applicable general and administrative costs, movement in inventories and ore stockpiles and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping. Ongoing employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. Production costs, analyzed by nature, consist of the following:

	US DOLLAR
Figures in million	2009	2008	2007

Labor costs, including contractors	540	632	612
Stores and materials	215	229	196
Water and electricity	93	90	91
Insurance	25	19	21
Transportation	15	9	5
Changes in inventory	(2)	9	(10)
Capitalization of mine development costs	(106)	(109)	(70)
By-products sales	(3)	(4)	(3)
Other	73	84	65

Total production cost	850	959	907

(b)	While Mount Magnet was classified as held-for-sale, no depreciation was recorded as per the requirements of IFRS 5, Non-current assets held-for-sale and Discontinued Operations. When Mount Magnet ceased being classified as held-for-sale, depreciation was calculated for the period from April 2007 to June 2009 and US$28 million recorded in the 2009 year.

(c)	Amortization and depreciation of assets other than mining properties, mine development costs and mine plant facilities consist of the following:

	US DOLLAR
Figures in million	2009	2008	2007

Other non-mining assets	1	4	2
Intangible assets	3	2	1
Amortization of issue costs	5	4	1

Total amortization and depreciation	9	10	4

(d)	For the assumptions used to calculate the rehabilitation costs, refer to note 3.4.

US DOLLAR
Figures in million	2009	2008	2007

(e)	Employment termination and restructuring costs consist of the following:

Free State	1	10	—
Randfontein and Elandskraal	1	5	—
Evander	1	3	—
Freegold	1	10	—
Avgold	—	1	—
Australia	—	3	—

Total employment termination and restructuring cost	4	32	—

During the December 2007 quarter, a voluntary retrenchment process was begun, following the Group’s decision to decentralize central services, as well as the restructuring of shafts due to the cessation of Conops.
(f)	Refer to note 36 for details on the share-based payments schemes operated by the Group.

(g)	Impairment consist of the following:

	US DOLLAR
Figures in million	2009	2008	2007

Virginia (1)	7	—	2
Target (1)	31	—	—
Evander (1)	33	16	—
Kalgold (1)	—	8	(19)
Mount Magnet (2)	(10)	(5)	56
Other underground — assets (1)	—	3	(2)
Other underground — goodwill (3)	—	13	—

Total impairment	61	35	37

(1)	During 2009 and 2008 impairments were recognized, which resulted primarily from the revised business (Life-of-Mine) plans that were completed during the June quarter of each year. Included in the revised plans were increases in labor and electricity costs, Also included in the revised plans for 2009 for Evander and Target was additional capital expenditure that is needed to access reserve ounces in areas where geological anomalies have been discovered. These adjustments impacted negatively on the recoverable amount and contributed to the recognition of the impairments at the shafts. Impairment tests were performed as required by IAS 36, Impairment of Assets, and as a result these impairments were recorded. For assumptions used to calculate the recoverable amount, refer to note 3.1.

During June 2007, the Group recorded an impairment at the Free State operations relating to the cessation of operations at the Refinery. The Group also reversed impairments previously recorded at its Kalgold and Freegold operations, where the recoverable amounts calculated using fair value less costs to sell exceeded the carrying values.

(2)	In 2009, the impairment recorded for Mount Magnet since being classified as held-for-sale was reversed when the requirement for IFRS 5 were no longer met and the carrying value was adjusted for depreciation as per IFRS 5. Refer to note 5(b) in this regard.

During the 2008 year, the disposal group was tested for impairment and as the recoverable amount exceeded the carrying value, a portion of the impairment previously recognized was reversed.

When Mount Magnet was classified as held-for-sale in April 2007, the carrying value had to be measured against the recoverable amount, in terms of IFRS 5. The carrying value exceeded the recoverable amount and therefore an impairment was recorded.

(3)	During 2008 goodwill relating to certain underground operations, classified as Other — underground, was also impaired. For further details on the allocation of goodwill, refer to note 18.
6	Profit on sale of property, plant and equipment

	US DOLLAR
Figures in million	2009	2008	2007

Profit on sale of property, plant and equipment	116	18	25

Included in the total for 2009 is US$111.9 million profit on sale of 50% of Harmony’s gold and copper assets in Morobe province, Papua New Guinea (“PNG”), to Newcrest Mining Limited (“Newcrest”) in terms of the Master Purchase and Farm-in agreement. The sale was concluded in three stages.

On July 31, 2008, stage 1, being the sale of an initial 30.1% participating interest in the assets, was concluded at a profit of US$57.9 million. The remaining 19.99% interest was sold in two further stages, resulting in a profit of US$44.6 million for the 10% interest of stage 2 and a profit of US$9.9 million for the 9.99% interest of stage 3. These stages were completed on February 27, 2009 and June 30, 2009 respectively. Refer to note 23.

The amount in 2008 includes the sale of tenements by Mount Magnet to BHP Nickel for a profit of US$10.8 million.

The Randfontein 4 Shaft was sold to Ezulwini Mining Company (Proprietary) Limited on December 29, 2006, resulting in a profit of US$9.8 million.

The Deelkraal surface assets were disposed of at a profit of US$13.7 million to Ogoerion Construction CC on April 5, 2007.
7	Other expenses — net

	US DOLLAR
Figures in million	2009	2008	2007

Foreign exchange gain — net (a)	(14)	(14)	(2)
Loss/(gain) on financial instruments	—	1	(6)
Bad debts provision expense (b)	11	13	1
Bad debts written off (b)	3	—	—
Other expenses — net	3	13	7

Total other expenses — net	3	13	—

(a)	(i) During the 2008 year, two intercompany loans, previously designated as forming part of the net investment of the Group’s international operations, were de-designated, mainly as a result of the expected repayment of these loans from the proceeds from the PNG Partnership Agreement (refer to note 23).

In accordance with the Group’s accounting policies, accumulated exchange gains that arose while the loans were considered to form part of the Group’s net investment in its international operations remain in equity and are only reclassified to the consolidated income statements as and when the loans are repaid. Therefore, following partial repayment of the loans in 2009 an accumulated exchange gain of US$53.1 million that arose while the loans were considered to form part of the Group’s net investment in its international operations has been reclassified from other reserves to the consolidated income statements.

On June 30, 2009, the Group converted the remainder of the loan between the Company and Harmony Gold (Australia) (Proprietary) Limited (“Harmony Australia”) to ordinary shares, and the portion of the accumulated exchange gain that arose while the loan to Harmony Australia formed part of the Group’s net investment, continues to be deferred in equity until the investment in Harmony Australia is sold.

Foreign exchange gains/(losses) arising after de-designation of the loans in 2008 have been included in the consolidated income statements and in 2009 amounted to a loss of US$22.3 million (2008: gain of US$15.3 million).

(ii) During the 2009 year, foreign exchange losses of US$30.0 million were recognised relating to the exchange movements on the US$ denominated Pamodzi Resources Fund 1 LLP (“PRF”) loan for the Cooke transaction. Refer to note 22 for further detail.

In anticipation of the receipt of the purchase consideration for the Cooke assets, the Group arranged a forward exchange contract, allowing the Group to sell the proceeds at R10.27 per US$1 on April 21, 2009. The gain on this arrangement was US$21.1 million.

(b)	The amount in 2008 includes a provision for the outstanding balance of US$6.4 million on the sale of Deelkraal to Ogoerion Construction CC.

During the 2009 year, trade debt and loans of US$3.4 million was written off as the Group considered the debts irrecoverable. A net provision of US$11.2 million was made, where the Group considered the recoverability of the debts to be doubtful. Refer to note 24.
8	Operating profit

The following have been included in operating profit:

	US DOLLAR
Figures in million	2009	2008	2007

Auditors’ remuneration	3	4	2

External
Fees — current year	2	2	2
Fees — prior year under provision	—	—	—
Fees — other services	—	1	—
Internal
Fees — current year	1	1	—

9	Profit on sale of investment in associate

Profit on the sale of Western Areas Limited	—	—	33

Total profit on sale of investment in associate	—	—	33

On December 8, 2006, the Group disposed of its interest in Western Areas Limited.

10	Fair value (loss)/gain on financial instruments

Fair value through profit or loss
Mark-to-market adjustment (a)	—	5	15

	—	5	15

Available-for-sale
Impairment recognized in profit or loss (b)	(12)	—	—
Realized portion of mark-to-market movement (c)	2	—	—

	(10)	—	—

Total fair value (loss)/gain on financial instruments	(10)	5	15

(a)	The sale agreement of African Rainbow Minerals Limited (“ARM”) shares gave rise to a non-derivative financial instrument that is designated as at “fair value through profit or loss”. The fair value movement recognized is equivalent to the interest paid on the Nedbank loans, which were guaranteed by the Group. These guarantees were cancelled in September 2007.

(b)	This amount relates to the portion of the mark-to-market losses reclassified from other reserves to the income statement when the investments were considered to be permanently impaired. Refer to note 21(b) and 28 in this regard.

(c)	This portion relates to the realised portion of the mark-to-market gains reclassified from other reserves to the income statement on the disposal of the Dioro investment. Refer to note 21(b) and 28 for further detail.

US DOLLAR
Figures in million	2009	2008	2007

11	Loss on sale of listed investments

Loss on sale of investment in Gold Fields Limited	—	(63)	(5)

The Group acquired its investment in Gold Fields Limited (“Gold Fields”) in December 2006, in exchange for its interest in Western Areas Limited (see note 9). The Group disposed of 2 650 000 shares during 2007, and the remaining 7 348 079 shares in 2008 resulting in realized losses of US$5 million and US$63 million, respectively.

12	Investment income

	US DOLLAR
Figures in million	2009	2008	2007

Interest received	49	34	24

Loans and receivables	10	5	1
Held-to-maturity investments	19	18	14
Cash and cash equivalents	20	11	9

Dividend income on available for sale	—	5	3

Total investment income	49	39	27

13	Finance costs

Financial liabilities
Bank and short-term facilities	2	5	—
Convertible unsecured fixed rate bonds	15	22	21
Nedbank Limited	23	38	18
Westpac Bank	—	—	—
Rand Merchant Bank	—	2	13
Other creditors	—	1	5

Total finance costs from financial liabilities	40	68	57

Non-financial liabilities
Post-retirement benefits	2	1	1
Time value of money and inflation component of rehabilitation costs	11	16	16
South African Revenue Services (SARS)	2	8	2

Total finance costs from non-financial liabilities	15	25	19

Total finance cost before interest capitalized	55	93	76
Interest capitalized	(31)	(22)	(10)

Total finance costs	24	71	66

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization during the year is 12.3% (2008: 11.7% and 2007: 9.8%).

US DOLLAR
Figures in million	2009	2008	2007

14	Taxation

SA normal taxation
Mining tax (a)
- current year	14	5	—
- prior year	5	15	—
Non-mining tax (b)
- current year	18	1	2
- prior year	1	1	(1)
Deferred tax (c)
- deferred tax	40	55	60

Foreign normal taxation
- deferred tax (d)	(55)	(9)	(11)

Total normal taxation	23	68	50

(a)	Mining tax on gold mining income in South Africa is determined according to a formula, based on the taxable income from mining operations. Gold Mining Companies within the Group that have elected to be exempt from Secondary Tax on Companies (STC) are taxed at higher rates than those that have not made the election.

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

The formulas for determining the South African gold mining tax rates are:

Y = 43 - 215/X (elect not to pay STC) (2009 and 2008)

Y = 45 - 225/X (elect not to pay STC) (2007)

Y = 34 - 170/X (no election made) (2009 and 2008)

Y = 35 - 175/X (no election made) (2007)

Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income so derived, expressed as a percentage.

(b)	Non-mining income is taxed at 35% (exempt from STC) (2008: 35% and 2007: 37%) and 28% (no election made) (2008: 28% and 2007: 29%). Non-mining companies are taxed at the statutory corporate rate of 28% (2008: 28% and 2007: 29%).

(c)	The tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse, based on tax rates (and tax laws) that have been enacted at balance sheet date. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.

(d)	Mining and non-mining income of Australian and PNG operations are taxed at a standard tax rate of 30% (2008: 30% and 2007: 30%). Deferred tax is provided at the estimated expected future mining tax rate for temporary differences, based on tax rates (and tax laws) that have been enacted at balance sheet date.

Income and mining tax rates

The South African taxation rates were changed in the 2008 year after an announcement of a reduction in the applicable rates by the Finance Minister in his annual budget speech in February 2008. There was no change in the 2009 year.

Major items causing the Group’s income tax provision to differ from the maximum mining statutory tax rate of 43% (2008: 43% and 2007: 45%) were:

	US DOLLAR
Figures in million	2009	2008	2007

Tax on net income/(loss) from continuing operations at the maximum mining statutory tax rate	(93)	4	(37)
Non-allowable deductions	(42)	(88)	(11)
Difference between effective mining tax rate and statutory mining rate on mining income	14	4	—
Difference between non-mining tax rate and statutory mining rate on non-mining income	11	—	(1)
Effect on temporary differences due to changes in effective tax rates	53	(10)	—
Prior year adjustment — mining and non-mining tax	(5)	(16)	(1)
Capital allowances	39	38	—

Income and mining taxation	(23)	(68)	(50)

Effective income and mining tax rate	-10%	680%	-1%

Deferred tax liabilities and assets on the balance sheet as of June 30, 2009 and 30 June 2008, relate to the following:

	US DOLLAR
Figures in million	2009	2008

Deferred tax
Gross deferred tax liability	643	579

Amortization and depreciation	620	540
Product inventory not taxed	12	13
Convertible bonds	—	1
Other	11	25

Gross deferred tax asset	(222)	(190)

Deferred financial liability	—	—
Unredeemed capital expenditure	(183)	(105)
Provisions, including non-current provisions	(30)	(27)
Tax losses	(9)	(58)

Disposal groups classified as held-for-sale	—	(6)

Net deferred tax liability	421	383

Movement in the net deferred tax liability recognized in the balance sheet is as follows:

	US DOLLAR
Figures in million	2009	2008

Balance at beginning of year	383	386
Total charge per income statement (a)	29	47
Foreign currency translation adjustments	9	(41)
Tax directly charged to equity (b)	—	(4)
Disposal groups classified as held-for-sale	—	(5)

Balance at end of year	421	383

The following amounts that will realize or be recovered in the next 12 months have been included in the deferred tax liabilities and assets:
Deferred tax liabilities	15	38
Deferred tax assets	(12)	(21)

Net deferred tax liability	3	17

(a)	The charge includes the amounts for both continuing and discontinued operations.

(b)	The charge relates to deferred tax asset on the downward mark-to-market adjustment during the year on available-for-sale financial assets by Australian operations. Refer to note 21 and 28 in this regard.

As at June 30, certain subsidiaries in the Group had the following tax credits:

	US DOLLAR
Figures in million	2009	2008	2007

Unredeemed capital expenditure available for utilization against future mining taxable income	1,586	1,195	1,235
Tax losses carried forward utilizable against taxable income	25	338	198
Capital Gains Tax (CGT) losses available to be utilized against future CGT gains.	74	73	—

As at June 30, the Group has not recognized the following deferred tax asset amounts	379	330	—

The unrecognized temporary differences are:
Unredeemed capital expenditure	926	795	—
Tax losses	25	133	—
CGT losses	74	73	—
Temporary differences relating to investments in associates	154	—	—

Secondary Taxation on Companies

STC is a tax levied on South African companies at a rate of 10% with effect from October 1, 2007 (previously 12.5%) on dividends distributed.

Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

On declaration of a dividend, the Company includes the STC on this dividend in its computation of the income tax expense in the period of such declaration.

	US DOLLAR
Figures in million	2009	2008	2007

Available STC credits at end of year	35	35	39

On August 13, 2009, the Board of Directors approved a final dividend for the 2009 financial year of 50 SA cents per share. The total dividend, paid on September 21, 2009, amounted to US$28.6 million. As the STC credit exceeded the dividend no STC was payable on this declaration.
15	Disposal groups classified as held-for-sale and discontinued operations

The assets and liabilities related to Mount Magnet and South Kal (operations in Australia), Orkney operations (operations in Northwest province) have been presented as held-for-sale following approval of the Group’s management and Board of Directors on April 20, 2007. These operations also met the criteria to be classified as discontinued operations and were reported in the “Discontinued Operations — other” segment in the segment report.

On December 6, 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of US$7.6 million and the assets were derecognized.

On February 27, 2008, the sale relating to the Orkney operations (operations in the Northwest province) was concluded at a profit of US$8.9 million and the assets were derecognized.

The Mount Magnet operations were first classified as held-for-sale in 2007, when Harmony signed a letter of intent for the sale of its Mount Magnet operations with Monarch. However, in July 2008, Harmony was advised that Monarch placed itself in voluntary administration, and in August 2008, the Administrator indicated that Monarch would not proceed with the purchase and consequently the purchase agreement was terminated.

Harmony resumed management of the operation and re-commenced the sale process early in 2009. However, during the fourth quarter 2009, it was decided that further drilling at the Mount Magnet operation would enhance the selling potential of the operation and, as a result, the operation no longer met the requirements to be classified as held-for-sale in terms of IFRS 5. Consequently, the consolidated income statements, earnings per share and related notes for comparative periods have been re-presented to include income and expenses relating to the Mount Magnet operations in continuing operations. The Mount Magnet operations continue to be under care and maintenance.

On ceasing to be classified as held-for-sale, the carrying value was re-measured as per IFRS 5 (refer to note 2.11) and depreciation amounting to US$28 million was recorded. This also lead to the recording of a reversal of impairment of US$28 million. Refer to note 5(b) and (g) respectively.

The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and related surface operations (operations in the Gauteng province) have been presented as held-for-sale following the approval of the Group’s management on October 16, 2007. These operations were also deemed to be discontinued operation.

The sale of assets to Rand Uranium (Proprietary) Limited (“Rand Uranium”) had two tranches, the first being the sale of the Randfontein Cooke assets. The second tranche relates to the sale of the Old Randfontein assets, which is situated near the Cooke operations and contains gold and uranium. Both tranches were subject to conditions, including the approval of the Ministerial Consent of the cession of the Mining Right (Section 11). In exchange for 60% of the issued share capital of Rand Uranium, PRF agreed to pay Harmony a purchase consideration of US$209 million.

The conditions precedent for the sale of Randfontein’s Cooke assets to Rand Uranium were fulfilled and the transaction became effective on November 21, 2008. US$40 million of the consideration was received on the effective date with the balance and the interest on the outstanding amount, together amounting to US$172 million, being received on April 20, 2009. The conditions for the second sale were fulfilled on April 22, 2009.

The total profit for the transaction is US$171 million before tax.

The assets and liabilities for the operations classified as held-for-sale at the reporting dates presented follow below:

US DOLLAR
Figures in million	2009	2008

Balance sheet

Assets of disposal groups classified as held-for-sale

Property, plant and equipment	—	152
Restricted investments	—	22
Investment in financial assets	—	—
Inventories	—	22
Trade and other receivables	—	1
Cash and cash equivalents	—	—

Total assets of disposal groups classified as held-for-sale	—	197

Balance sheet

Liabilities of disposal groups classified as held-for-sale

Borrowings	—	—
Deferred income tax	—	6
Provisions for other liabilities and charges	—	50
Trade and other payables	—	8

Total liabilities of disposal groups classified as held-for-sale	—	64
- 64
The results and cash flows relating to these operations are disclosed in the tables below:

US DOLLAR
Figures in million	2009	2008	2007

Income statement
Analysis of the results of discontinued operations, and the results recognized on the re-measurement of assets for disposal by the Group
Revenue	69	253	287
Expenses — net	(51)	(199)	(271)
Profit on sale of shares	171	9	—
Loss on sale of property, plant and equipment	—	(13)	—

Profit from discontinued operations before tax	189	50	16
Taxation	(71)	(2)	2

Profit for the year from discontinued operations	118	48	18

Cash flows
Operating cash flows	20	67	(17)
Investing cash flows	199	(19)	—
Foreign exchange translation adjustment	69	(6)	—

Total cash flows	288	42	(17)

16	Earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	US DOLLAR
Figures in million	2009	2008	2007

Weighted average number of ordinary shares in issue (‘000)	414,121	400,750	397,911

Net profit/(loss) from continuing operations	193	(78)	33
Net profit from discontinued operations	118	48	18

Total net profit/(loss) attributable to shareholders	311	(30)	51

Basic earnings/(loss) per share from continuing operations (cents)	47	(20)	8
Basic earnings per share from discontinued operations (cents)	28	12	4

Total basic earnings/(loss) per share (cents)	75	(8)	12

Fully diluted earnings/(loss) per share

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

	US DOLLAR
Figures in million	2009	2008	2007

Weighted average number of ordinary shares in issue (‘000)	414,121	400,750	397,911
Potential ordinary shares (‘000)	1,842	2,144	4,471

Weighted average number of ordinary shares for fully diluted earnings per share (‘000)	415,963	402,894	402,382

Fully diluted earnings/(loss) per share from continuing operations (cents)	46	(20)	8
Fully diluted earnings per share from discontinued operations (cents)	28	12	4

Total fully diluted earnings/(loss) per share (cents)	74	(8)	12

The inclusion of share options issued to employees as at June 30, 2009, as potential ordinary shares, had a dilutive effect on the diluted earnings per share. Additionally for the 2008 and 2007 year, the potential ordinary shares to be issued upon the conversion of the convertible unsecured fixed-rate bond (refer to note 29) had an anti-dilutive effect on the diluted earnings per share. Accordingly, such additional shares were not taken into account in the determination of the diluted loss per share.
17	Property, plant and equipment

	US DOLLAR
Figures in million	2009	2008

Mining properties, mine development costs and mine plant facilities	1,628	1,532
Mining assets under construction	725	561
Undeveloped properties	1,253	1,434
Other non-mining assets	8	4

Total property, plant and equipment	3,614	3,531

Mining properties, mine development costs and mine plant facilities

Cost
Balance at beginning of year	2,521	2,745
Additions	219	316
Disposals	(324)	(174)
Adjustment to rehabilitation asset	27	13
Transfers and other movements	160	166
Translation	(113)	(176)
Net reclassification from/(to) held-for-sale	746	(369)

Balance at end of year	3,236	2,521

Accumulated depreciation and impairments
Balance at beginning of year	989	1,307
Impairment of fixed assets (a)	71	13
Disposals	(141)	(104)
Depreciation for the year (a)	153	118
Depreciation for the year capitalized to mining assets under construction	5	6
Translation	(89)	(34)
Net reclassification from/(to) held-for-sale	620	(317)

Balance at end of year	1,608	989

Net book value	1,628	1,532

	US DOLLAR
Figures in million	2009	2008

Mining assets under construction

Cost
Balance at beginning of year (b)	561	404
Additions (c)	300	233
Finance costs capitalized	31	22
Disposals	(186)	(4)
Transfers and other movements	13	(84)
Translation	6	(13)
Net reclassification from held-for-sale	—	3

Book value	725	561

Undeveloped property

Cost
Balance at beginning of year	1,436	1,630
Additions	23	—
Disposals	(39)	(24)
Transfers and other movements	(173)	(74)
Translation	(40)	(80)
Net reclassification from/(to) held-for-sale	113	(16)

Balance at end of year	1,320	1,436

Accumulated depreciation and impairments
Balance at beginning of year	2	9
Reversal on impairment of fixed assets (a)	(10)	(6)
Transfers and other movements	—	9
Translation	(12)	16
Net reclassification from/(to) held-for-sale	87	(26)

Balance at end of year	67	2

Net book value	1,253	1,434

Deferred stripping

Cost
Balance at beginning of year	8	12
Translation	—	(1)
Reversal of deferred costs	—	(3)

Balance at end of year	8	8

Accumulated depreciation
Balance at beginning of year	8	—
Impairment of fixed assets	—	8

Balance at end of year	8	8

Net book value	—	—

	US DOLLAR
Figures in million	2009	2008

Other non-mining assets

Cost
Balance at beginning of year	44	46
Additions	4	2
Disposals	—	(5)
Transfers and other movements	—	4
Translation	—	(6)
Net reclassification from held for sale	1	3

Balance at end of year	49	44

Accumulated depreciation
Balance at beginning of year	40	37
Disposals	—	(4)
Depreciation for the year	1	4
Transfers and other movements	—	4
Translation	—	(4)
Net reclassification from held for sale	—	3

Balance at end of year	41	40

Net book value	8	4

Total net book value	3,614	3,531

(a)	For the 2008 figures these amounts include both continuing and discontinued operations.

(b)	Included in this amount is the balance pertaining to the undivided 26% share of the mining titles in the Doornkop South Reef Project owned by African Vanguard Resources (Doornkop) (Proprietary) Limited (“AVRD”). The Group is required to consolidate AVRD - refer to note 29 (c).

In terms of a revised agreement signed on March 13, 2009, Harmony will purchase this share back from AVRD in exchange for Harmony ordinary shares. The conditions precedent to this transaction are expected to be completed by end of February 2010.

(c)	The additions include amounts relating to purchase of the royalty agreements that Rio Tinto had over Hidden Valley and Kerimenge deposits in PNG. During March 2008, Harmony concluded the buy back of these royalty rights for US$22 million through the issue of US$20 million Harmony shares and US$2 million in cash.

On December 1, 2008, Harmony issued a further 3.4 million Harmony shares to Rio Tinto to cancel the Rio Tinto royalty rights over Wafi-Golpu in PNG. The value of the issued shares were US$23 million.

US DOLLAR
Figures in million	2009	2008

(d)	Additional disclosures

Leased assets
Carrying value of capitalized leased assets (included in mining assets under construction)	17	35

Cost	21	38
Accumulated depreciation	(4)	(3)

Finance lease additions	1	28

18	Intangible assets

Goodwill

Cost
Balance at beginning of year (a)	304	337
Translation	3	(33)

Balance at end of year	307	304

Accumulated depreciation
Balance at beginning of year (a)	27	15
Impairment loss (b)	—	13
Translation	—	(1)

Balance at end of year	27	27

Net book value	280	277

Computer software

Cost (c)
Balance at beginning of year	8	6
Acquired during the year	4	3
Translation	1	(1)

Balance at end of year	13	8

Accumulated depreciation
Balance at beginning of year	2	1
Amortization charge for the year	3	2
Translation	—	(1)

Balance at end of year	5	2

Net book value	8	6

Total net book value	288	283

(a)	The 2008 opening carrying value of goodwill amounting US$322 million relates to the acquisition of ARMgold on September 22, 2003.

The net book value of goodwill has been allocated to the cash generating units:

	US DOLLAR
Figures in million	2009	2008

Bambanani	29	29
Tshepong	72	72
Phakisa	172	170
Other — underground	7	6

	280	277

(b)	The impairment of goodwill in 2008 relates to goodwill allocated to other underground segments. The related mining assets have also been impaired. Refer to note 5(g).

(c)	The amount relates to the acquisition of the Oracle ERP software implemented in December 2006, as well as additional acquisition and implementation costs for the Oracle ERP software during the year.
19	Restricted cash

	US DOLLAR
Figures in million	2009	2008

Environmental guarantees call account (a)	15	—
Cash Management Account (b)	6	10

Total restricted cash	21	10

(a)	The amount relates to funds set aside for guarantees made to the Department of Mineral Resources in South Africa for environmental and rehabilitation obligations.

(b)	The amount relates to funds set aside by the international operations for performance bonds related to guarantees in Australia for environmental obligations.
20	Restricted investments

	US DOLLAR
Figures in million	2009	2008

Held-to-maturity financial assets
Investments held by Environmental Trust Funds ( a)	207	206
Investments held by Social Trust Fund (b)	5	5

	212	211
Disposal groups classified as held-for-sale	—	(23)

Total restricted investments	212	188

(a)	The environmental trust funds are irrevocable trusts under the Group’s control. Contributions to the trust are invested in interest-bearing short-term investments. The costs of these investments approximate their fair value. These investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s mines. Income earned on the investments are restricted in use and may only be used to fund the Group’s approved rehabilitation costs.

	US DOLLAR
Figures in million	2009	2008

Reconciliation of the movement in the Environmental Trust Funds:
Balance at beginning of year	206	198
Interest income	21	21
Disposal of business	(20)	(4)
Contributions made	—	11
Translation	—	(20)

	207	206
Disposal groups classified as held-for-sale	—	(23)

Balance at end of year	207	183

(b)	The social trust fund is an irrevocable trust under the Group’s control. The Group has undertaken to donate over a period of 10 years to The Harmony Gold Mining Group Social Plan Trust in terms of an agreement signed on November 3, 2003. An initial donation of US$2.7 million was made during the 2004 year. The balance will be donated in installments of US$0.45 million per annum with the final installment to be made in 2013. The purpose of the Trust is to fund the social plan to reduce the negative effects of restructuring on the Group’s workforce, to put measures in place to ensure that the technical and life skills of the Group’s workforce are developed and to develop the Group’s workforce in such a manner to avoid or minimize the effect of job losses and a decline in employment through turnaround or redeployment strategies.

	US DOLLAR
Figures in million	2009	2008

Reconciliation of the movement in the Social Trust Fund:
Balance at beginning of year	5	5
Contributions made*	—	1
Claims paid*	—	(1)

Balance at end of year	5	5

*	Please note that for 2009 when these amounts were translated into US dollars, the amounts were less than US$0.5 million and were rounded down, resulting in no movement being shown for the year.
21	Investment in financial assets

	US DOLLAR
Figures in million	2009	2008

Balance at beginning of year	9	361
Additions	8	20
Disposals	(4)	(362)
Mark-to-market of available-for-sale investments	(3)	(8)
Fair value movement of ARM investment (refer to note 10(a))	—	5
Translation	(3)	(7)

Balance at end of year	7	9

The carrying amount consists of the following:

Available-for-sale financial assets
Investment in Alloy Resources (a)	—	—
Investment in Dioro Exploration NL (b)	—	8
Investment in Avoca Resource Limited (c)	5	—
Investment in other unlisted shares (d)	2	1

Total available-for-sale financial assets	7	9

(a)	On April 3, 2006, Big Bell Gold Operations (Proprietary) Limited, a subsidiary of Harmony Australia, received 5 000 000 shares, valued at A$0.20 per share, in Alloy Resources, as partial consideration for the sale of Comet tenements.

The market value of the listed investments was US$0.1 million (A$0.025 per share) on June 30, 2009 (2008: US$0.3 million) (A$0.05 per share). On March 30, 2009, the investment was considered to be permanently impaired, resulting in a cumulative loss amounting to US$0.4 million net of tax recognized in other reserves being reclassified from equity to profit or loss.

Subsequent to the impairment, a gain of US $0.04 million was recognized in other comprehensive income. Tax on this revaluation amounted to US $0.01 million, which has been charged directly to equity.

(b)	On December 5, 2007, the Group concluded an agreement with Dioro Exploration NL (“Dioro”) to sell its South Kal operation (Australia) in exchange for 11 428 571 shares in Dioro, constituting an investment of 17.6% in Dioro’s issued share capital. At that date the shares were valued at US$18.9 million, being A$1.75 (R11.80) per share. The shares are listed on the Australian Securities Exchange. At June 30, 2008, the shares were valued at A$0.74, resulting in a US$8.1 million loss being recognized in other comprehensive income, net of tax.

At December 31, 2008, as a result of a significant and prolonged decline in market value, an impairment in value was recognized, resulting in a cumulative loss of US$7.7 million net of tax, previously recognized in other reserves, being recognized in the income statement.

Subsequent to this impairment, gains relating to the increase in the fair value of the investment amounting to US$1.5 million were recognized in other comprehensive income. Tax of US$0.1 million relating to these gains were charged directly to equity. These gains and the related tax were recognized in the income statement on disposal of the investment (see below).

On April 17, 2009, the Group disposed of its investment in exchange for shares in Avoca Resources Limited (“Avoca”). This was in terms of an offer made by Avoca to exchange every 3 Dioro shares held for 1 Avoca share. The market value on that day was US$4.2 million.

(c)	On April 17, 2009, the Group received 3 809 524 shares, valued at A$1.50 per share, or US$4.2 million, in Avoca as consideration for its Dioro shares. The market value of the investment was US$5.4 million (A$1.75 per share) on June 30, 2009, with an increase of US$0.5 million, net of tax, since acquisition being reflected as other comprehensive income. A portion of these shares were sold during September and October 2009. Refer to note 39.

(d)	These investments have been valued by the directors by performing independent valuations on an annual basis to ensure that no permanent impairment in the value of the investments has occurred. The directors’ valuation is consistent with the stated value above. During the financial year under review, the Group did not receive any income from these investments ( 2008: Nil).

US DOLLAR
Figures in million	2009	2008

22	Investment in associates

Balance at beginning of year	19	1
Shares acquired at cost (a)	—	46
Subsidiary becoming associate (b)	25	—
Elimination of unrealized profits	—	(5)
Share of profit/(loss) after tax	1	(11)
Impairment of share in associate	(14)	(12)
Translation	12	—

Balance at end of year	43	19

The carrying amount consists of the following:
Pamodzi Gold Limited (a)	—	19
Rand Uranium (Proprietary) Limited(b)	43	—

Total investment in associates	43	19

(a)	On February 27, 2008, Pamodzi Gold Limited (Pamodzi) bought the Orkney operations from the Group for a consideration of 30 000 000 Pamodzi shares. This resulted in Harmony owning 32.4% of Pamodzi. On the purchase date the value of the investment was US$46.5 million being US$1.54 per share. Pamodzi was listed on the JSE and has interests in operating gold mines in South Africa.

An impairment of the investment in associate of US$12.3 million was recognized at June 30, 2008, as the market value of the share had decreased to US$0.62 per share The fair value of the investment was US$18.6 million. For the four months to June 30, 2008, the Group recognized US$10.6 million as its share of losses from associates.

On September 30, 2008, an impairment test was performed and an impairment of US$13.5 million was recorded. After taking into account the Group’s share of losses of US$3.7 million, the carrying value at December 31, 2008 was R0. Subsequently, the Group has not recognized its share of any further losses. During March 2009, Pamodzi was placed in liquidation and the trading of its shares on the JSE was suspended.

The audited financial statements for the year ended December 31, 2008 and the financial information for the six months ended June 30, 2009 were not available at the time of this report being finalized. As a result, the unaudited summarized information for the nine months ended March 31, 2009 has been included. This information is not comparable with the four month period ended June 30, 2008, disclosed in prior years.

	US DOLLAR
Figures in million	2009	2008

	100%	100%

Revenue	69	57
Production costs	(89)	(74)

Operating loss	(20)	(17)

Net loss	(40)	(34)

US DOLLAR
Figures in million	2009	2008

The financial position as at March 31, 2009 and June 30, 2008 is disclosed below:

Non-current assets	260	214
Current assets	18	21

Total assets	278	235

Current liabilities	241	170
Non-current liabilities	62	31

Total liabilities	303	201

(b)	The Group owns a 40% share of Rand Uranium, which is an unlisted company registered in South Africa, with gold mining operations in the Gauteng province of South Africa.

The Group’s interest was obtained by the completion of two transactions, discussed below.

On November 21, 2008, the Company’s wholly-owned subsidiary Randfontein Estates Limited disposed of its Randfontein Cooke assets to a newly formed wholly owned subsidiary, Rand Uranium, for a consideration of US$328 million, settled with Rand Uranium shares. In a related transaction on the same date, 60% of these shares were sold to PRF for US$197 million. US$40 million was paid on the effective date and the balance of US$157 million was paid on April 20, 2009. Interest was charged on the outstanding balance at 5% per annum, resulting in US$3.3 million being recognized in the income statement. The interest was also received on April 20, 2009.

The conditions precedent for the second part of the Rand Uranium transaction relating to the sale of the Old Randfontein assets to Rand Uranium were fulfilled on April 22, 2009. These assets were valued at US$20 million. Additional shares were issued in settlement and 60% of these shares were sold to PRF in terms of the agreement. PRF paid its portion of the purchase price, US$12 million, in cash on April 20, 2009.

The shareholders’ agreement includes certain restrictions on the Group’s ability to dispose of its shares in Rand Uranium for a period of up to four years from the effective date, being November 21, 2008. In addition, PRF has the right, for a period of up to four years after the effective date, to have first claim on the proceeds, up to a specified amount, in the event of a disposal of the operations. Harmony has first right of refusal in such an event. However due to the contingent nature of the provision, the Group has made no adjustments to the associate’s carrying amount.

The Group recognised a profit of US$171 million (before tax) on these transactions. This profit is included in the profit from discontinued operations. Refer to note 15.

During the seven months to June 2009, the Group recognized its share of the post acquisition profits of US$5.1 million. The carrying value of the investment at June 30, 2009 is US$42.6 million.

Rand Uranium has a year end of June 30. At the time of finalization of this report, the audited financial statements for Rand Uranium were not available. The unaudited financial information of Rand Uranium for the period since acquisition of the investment to June 2009 and as at June 30, 2009 are as follows:

US DOLLAR
Figures in million	2009

100%

Revenue	101
Production costs	(71)

Operating profit	30

Net profit	13

Non-current assets	577
Current assets	29

Total assets	606

Current liabilities	23
Non-current liabilities	91

Total liabilities	114

(c)	On June 21, 2006, Harmony acquired 37.8%, or 2 295 563 ordinary shares, of the issued share capital of Village Reef Gold Mining Company (1934) Limited at a total cost of US$0.07 million. The equity stake was purchased from ARM at a price of US$3 cents per share. Village is listed on the JSE Limited in the gold sector and has been dormant for some time without any operating mines.

At June 30, 2008, the fair value of the investment was US$0.09 million, calculated on a share price of US$4 cents.

During the twelve months to June 2008, the Group did not recognize its share of losses from the associate. This unrecognized share amounted to US$0.08 million.

On July 10, 2008, the Group disposed of its interest in Village Reef Gold Mining Company to To The Point Growth Specialists Investments 2 (Proprietary) Limited, for a consideration of US$0.1 million.

(d)	On June 18, 2007, the Group disposed of 17% of its share in Orpheo by Harmony (Proprietary) Limited (“Orpheo”), which had been accounted for as a joint venture. After the transaction, the Group held a 34% interest in Orpheo.

At June 30, 2008, the fair value of the investment was evaluated by management. It was determined that the carrying value exceeded the fair value and an impairment of US$0.06 million was recognized. During the 12 months ended June 30, 2008, the Group’s share of post-acquisition profit was US$0.04 million.

On September 1, 2008, the Group disposed of its shares held in Orpheo to the remaining shareholders, in exchange for a consideration of US$0.13.

23	Investment in Joint Venture
(a)	Papua New Guinea (“PNG”) Partnership agreement (50%)

On April 22, 2008 Morobe Consolidated Goldfields Limited and Wafi Mining Limited, subsidiaries of Harmony Australia entered into a Master Purchase and Farm-in Agreement with Newcrest. This agreement provided for Newcrest to purchase a 30.01% participating interest (stage 1) and a further farm-in of an additional 19.99% participating interest in Harmony’s PNG gold and copper assets, giving them a 50% interest.

On July 16, 2008, the conditions to the Master Purchase and Farm-in agreement were finalized, which included regulatory and statutory approvals by the PNG Government. Stage 1 completion took place on July 31, 2008, and a total consideration of US$229.8 million was received on August 7, 2008, of which US$50 million was placed in a jointly controlled escrow account. This amount was subsequently released to Harmony following confirmation of approval of an exploration license during September 2008 by the PNG Mining authorities.

Harmony recognized a profit of US$58 million on the completion of stage 1, which represented a sale of an undivided interest of 30.01% of Harmony’s PNG gold and copper assets and liabilities comprising the joint venture.

During the farm-in period, Harmony agreed to transfer a further 19.99% interest to Newcrest in consideration for an agreement by Newcrest to meet certain expenditure which would otherwise have to be undertaken by Harmony. The interest to be transferred were conditional on the level of capital expenditures funded by Newcrest at certain milestones, and by the end of February 2009, Newcrest acquired another 10% through the farm-in arrangement. The final 9.99% was acquired by June 30, 2009.

At the date of completion of each party’s obligations under the farm-in arrangement, Harmony derecognized the proportion of the mining assets and liabilities in the joint venture that it has sold to Newcrest, and recognized its interest in the capital expenditure at fair value. The difference between the net disposal proceeds and the carrying amounts of the asset disposed of during the farm-in arrangement amounted to a gain of US$54 million, which has been included in the consolidated income statements for 2009.

The following are the Group’s effective share of income, expenses, assets and liabilities, which are included in the 2009 consolidated financial statements:

US DOLLAR
Figures in million	2009

50%

Revenue	—
Production costs	—

Gross profit	—
Other costs	(12)

Net loss	(12)

Non-current assets	185
Current assets	44

Total assets	229

Non-current liabilities	161
Current liabilities	36

Total liabilities	197

(b)	Healthshare Health Solutions (Proprietary) Limited

The Group held a joint venture interest in Healthshare Health Solutions (Proprietary) Limited (“Healthshare”) (45%). On January 1, 2008, the Group disposed of its interest to the remaining shareholders of Healthshare at a loss of US$0.3 million and derecognized its share in assets and liabilities.

For the six months ending December 31, 2007, the Group’s share of the joint venture profit or losses amounted to a profit of US$0.4 million.
24	Trade and other receivables

	US DOLLAR
Figures in million	2009	2008

Current
Financial assets:
Trade receivables (gold)	33	30
Other trade receivables (a)	34	44
Provision for impairment	(15)	(17)

Trade receivables — net	52	57
Loans to associates and joint ventures (b)	15	—
Interest and other receivables	11	9
Employee receivables	2	3
Insurance claims receivable	—	—

Non-financial assets:
Prepayments	10	5
Value added tax	25	38

Total current trade and other receivables	115	112

Non-current
Financial assets:
Loans to associates (c)	24	13
Other loans receivable (d)	2	7
Provision for impairment (e)	(16)	(2)

Total non-current trade and other receivables	10	18

(a)	Included in other trade receivables is an amount of US$9.1 million owed by Rand Uranium.

(b)	Included in this balance is an amount of US$4.8 million due from Rand Uranium for services and goods supplied in terms of the service level agreements entered into between the Group and Rand Uranium. Also included is an amount of US$9.7 million due to Harmony’s Australian operations, being the Newcrest’s portion of the Group’s loan to the PNG joint venture companies.

(c)	Included in this balance is a loan of US$8.5 million to Rand Uranium. The loan bears interest at a rate equal to the 91 Day JIBAR plus 250 basis points and is repayable within seven years. The loan has been subordinated. Also included in this balance is a loan of US$15.0 million (2008: US$13.2 million) owed by Pamodzi. The loan bore interest at prime rate until March 2009 when Pamodzi was placed into liquidation. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(d)	Loans comprise various loans, which have been valued by the directors. These loans are unsecured and bear interest at rates set out in the individual loan agreements. The repayment terms are also stipulated in the contracts and may vary from each other. Included in this balance is a loan of US$1.1 million (2008: US$1.0 million) due from Ubuntu Small Scale Mining (Proprietary) Limited (“Ubuntu”). The loan bears interest at prime less 3% with no fixed repayment terms.

(e)	Included in this balance is the amount of US$15.0 million (2008: US$0) relating to the loan owed by Pamodzi and an amount of US$1.1 million (2008: US$1.0 million) relating to the loan owed by Ubuntu. Interest of US$1.5 million was charged on impaired loans in 2009 (2008: US$0).

The movement in the provision for impairment of trade receivables during the year was as follows:

	US DOLLAR
Figures in million	2009	2008

Balance at beginning of year	17	3
Provision for impairment of receivables	4	14
Unused amounts reversed	(6)	—
Receivables written off during the year	—	—

Balance at end of year	15	17

The movement in the provision for impairment of loans receivables during the year was as follows:

Balance at beginning of year	2	2
Provision for impairments of loans	13	1
Loans written off during the year	(1)	(1)
Translation	2	—

Balance at end of year	16	2

US DOLLAR
Figures in million	2009	2008

The ageing of trade receivables at the reporting date was:

	Gross	Impairment

June 30, 2009
Fully performing	35	—
Past due by 1 to 30 days	14	—
Past due by 31 to 60 days	1	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	7	6
Past due by more than 361 days	9	9

	67	15

	Gross	Impairment

June 30, 2008
Fully performing	51	—
Past due by 1 to 30 days	3	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	13	11
Past due by more than 361 days	6	6

	74	17

The ageing of loans receivable at the reporting date was:

	Gross	Impairment

June 30, 2009
Fully performing	10	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	2	2
Past due by more than 361 days	14	14

	26	16

	Gross	Impairment

June 30, 2008
Fully performing	18	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	2	2
Past due by more than 361 days	—	—

	20	2

Based on past experience, the Group believes that no impairment allowance is necessary in respect of fully performing receivables as the amount relates to customers that have a good track record with the Group. Similarly, the loans and receivables noted above, other than those provided for, are fully performing and considered to be a low credit risk.

During the 2008 financial year, the balance of US$6 million due from Ogoerion Construction CC for the purchase of the Deelkraal surface assets was impaired. In the 2009 financial year, the deal was renegotiated and the Deelkraal plant was excluded from the transaction.

During the year 2009 and 2008 there was no renegotiation of the terms of any receivable, other than as discussed above.

As at June 30, 2009, there was no collateral pledged or held for any of the receivables. At June 30, 2008, the Group held the Deelkraal surface assets as collateral for the amount owed by Ogoerion Construction CC.
25	Inventories

	US DOLLAR
Figures in million	2009	2008

Gold in lock-up	37	26
Gold in process, ore stockpiles and bullion on hand	43	17
Stores and materials at weighted average cost	54	46

Total inventories	134	89

Gold in-process at the following operations is valued at net realizable value:

Doornkop	30	—

During the year, US$0.6 million (2008: US$1.4 million) was provided for slow moving stock. The total provision at June 30, 2009 was US$3.6 million (2008: US$3.3 million).

26	Cash and cash equivalents

	US DOLLAR
Figures in million	2009	2008

Cash at bank and short term deposits	253	53
Disposal groups classified as held-for-sale	—	—

Total cash and cash equivalents	253	53

27	Share capital

Authorized

1 200 000 000 (2008: 1 200 000 000) ordinary shares of SA 50 cents each

10 958 904 (2008: 10 958 904) redeemable convertible preference shares of SA 50 cents each

Issued

425 986 836 (2008: 403 253 756) ordinary shares of SA 50 cents each. All issued shares are fully paid.

Included in the total of issued shares is an amount of 2 314 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the Company.

On December 1, 2008, Harmony issued 3 364 675 shares to Rio Tinto Limited. The Harmony shares were issued to cancel the Rio Tinto royalty rights over Wafi-Golpu in Papua New Guinea. The value of issued shares was US$23 million at R71.98 per share.

Harmony engaged in capital raising by issuing two tranches of shares following the resolution passed by shareholders at the Annual General Meeting held on November 24, 2008. The first tranche was issued into the open market between November 25, 2008 and December 19, 2008. In this tranche, 10 504 795 Harmony shares were issued at an average subscription price of R93.20, resulting in US$97.9 million before costs being raised. The cost of the issue was US$1.9 million, or 1.5%, of the value of shares issued.

A second tranche of shares was issued for cash into the open market between February 10, 2009 and March 6, 2009. This tranche consisted of 7 540 646 Harmony shares at an average subscription price of R124.45, resulting in US$93.5 million before costs being raised. The cost of the issue was US$1.6 million or 1.6% of the value of shares issued. The combined share issue amounts to US$192 million, or 4.5%, of the issued share capital as at September 30, 2008.

The unissued shares are under the control of the directors until the forthcoming annual general meeting. Note 36 set out details in respect of the share option scheme and shares held in trust for employees of the Group.

The Company has a general authority to purchase its shares up to a maximum of 10% of the issued share capital in any one financial year. This is in terms of the annual general meeting of shareholders on November 24, 2008. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act no 61 of 1973 of South Africa, as amended.

28	Other reserves

	US DOLLAR
Figures in million	2009	2008

Foreign exchange translation reserve (a)	(111)	(216)
Mark-to-market of available-for-sale financial assets (b)	4	(2)
Equity component of convertible bond (c)	41	41
Acquisition of non-controlling interest in subsidiary (d)	(57)	(57)
Share-based payments (e)	55	42
Other	(4)	(4)

Total other reserves	(72)	(196)

The different categories of other reserves are made up as follows:

Foreign exchange translation reserve
Balance at beginning of year	(216)	30
Realized portion reclassified through profit or loss	(53)	—
Current year’s foreign exchange movement	158	(246)

Balance at end of year	(111)	(216)

	US DOLLAR
Figures in million	2009	2008

Mark-to-market of available-for-sale financial assets
Balance at beginning of year	(2)	(44)
Impairment recognized in profit or loss	12	—
Tax on impairment	(3)	—
Realized portion reclassified through profit or loss	(2)	47
Tax on realized portion	—
Mark-to-market — unrealized	(3)	(9)
Tax on mark-to-market	1	4
Translation	1	—

Balance at end of year	4	(2)

Equity component of convertible bond
Balance at beginning/end of year	41	41

Acquisition of non-controlling interest in subsidiary
Balance at beginning/end of year	(57)	(57)

Share-based payments
Balance at beginning of year	42	36
Share-based payments expensed	13	6

Balance at end of year	55	42

Other reserves
Balance at beginning/end of year	(4)	(4)

(a)	The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the Company’s off-shore operations as well as the translation effect from Rand to US dollar.

The realised portion reclassified through profit or loss relates to the repayment of the loans from Harmony Australia and PNG. Refer to note 7(a) for further detail.

(b)	The balance of the mark-to-market reserve represents the movement in the fair value of the available-for-sale financial assets. For details on the movement, refer to note 21.

(c)	On May 24, 2004, the Group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. Refer to note 29(a) for more detail.

(d)	On March 15, 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle, held by non-controlling interests. The excess of the purchase price of US $86.5 million (A$123 million) over the carrying amount of the non-controlling interest acquired, amounting to US$55 million, has been accounted for under other reserves.

(e)	The Group issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the Company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payments are expensed over the vesting period. During 2009 a share-based payment expense of US$12.6 million (2008: US$5.9 million was charged to the income statement. (Refer to note 36 for more detail).
29	Borrowings

US DOLLAR
Figures in million	2009	2008

Unsecured borrowings
Convertible unsecured fixed rate bonds (a)	—	—

Principal amount	—	218
Equity conversion component, net of deferred tax liability	—	(41)
Deferred tax liability on initial recognition	—	(9)

Liability component on initial recognition	—	168
Unwinding of time value of money portion	—	40
Less: amortized bond issue costs	—	(1)
Translation	—	1

	—	208
Less: current portion	—	(208)

Africa Vanguard Resources (Proprietary) Limited (b)	4	4

Total unsecured long-term borrowings	4	4

Secured borrowings
Nedbank Limited (c)	—	—

Liability amount	29	25
Less: current portion	(29)	(25)

Westpac Bank (d)	10	27

Liability amount	14	33
Less: current portion	(4)	(6)

Nedbank Limited (e)

Principal amount	—	256
Less: amortized issue costs	—	(1)

	—	255
Less: current portion	—	(255)

Total secured long-term borrowings	10	27

Total long-term borrowings	14	31
Total current portion of borrowings	33	494

Total borrowings	47	525

(a)	On May 21, 2004, Harmony issued an international unsecured fixed rate convertible bond in an aggregate principal amount of US $251.9 million. The bonds mature five years from the issue date at their nominal value of R1 700 million unless converted into the company’s ordinary shares. The bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares, at nominal value Rand 0.50 per share. The number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date. The initial conversion price is R121 per ordinary share subject to certain standard anti-dilutive provisions such as a rights offering, that are designed to maintain the value of the conversion option. No bond holders elected to convert their bonds into ordinary shares by May 15, 2009, and as a result all the fixed rate convertible bonds were redeemed on May 20, 2009.

Interest at a rate of 4.875% per annum is payable semi-annually in arrears on May 21 and November 21 of each year, commencing November 21, 2004. The fair values of the liability component and the equity conversion component were determined on the issue of the bond. The fair value of the liability component, included in borrowings, was calculated using a market interest rate for an equivalent non-convertible bond (10%). The residual amount, representing the value of the equity conversion component, is included in accumulated other comprehensive income net of deferred income taxes. In subsequent periods, the liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The bonds were listed on the London Stock Exchange for Bonds. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders. Included in the amortization charge as per the income statement is US$0.9 million (2008: US $1.2 million for amortization of the bond issue costs.

(b)	The loan to Africa Vanguard Resources (Doornkop) (Proprietary) Limited (“AVRD”) from its holding company African Vanguard Resources (Proprietary) Limited remained unchanged from the previous year. In 2005 AVRD borrowed an additional US$2.3 million to service working capital commitments. This increased the initial loan of US$1.8 million to US$4.1 million. The loan is unsecured and interest free, with no fixed terms of repayment over the short term. Refer to note 29(c).

(c)	On July 30, 2003, AVRD entered into a term loan facility of US$19.1 million with Nedbank Limited for the purpose of partially funding AVRD’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop South Reef project. Interest at a variable rate equal to JIBAR plus 2% shall be repayable to the extent that the AVRD received a portion of profit from the project. Unpaid interest shall be capitalized and repaid with the loan amount. Initially, the loan amount and any interest accrued was repayable on July 30, 2008, but the repayment date has been extended and negotiations are underway to further extend repayment to the date that conditions precedent on the sale of the 26% interest back to the Group are fulfilled. Refer to note 17(b). Interest accrued and capitalized during the year ended June 30, 2009 amounted to US$3.3 million (2008: US$4.1 million).

The facility from Nedbank to AVRD is guaranteed by Harmony and certain of its subsidiaries. As a result of this guarantee and other factors, the Company is required to consolidate AVRD and has therefore included the loans from Nedbank and Africa Vanguard Resources (Proprietary) Limited in its consolidated borrowings.

(d)	In July 2007, Morobe Consolidated Goldfields (“MCG”) entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project.

During the current year, MCG sold 50% of the finance lease liability to Newcrest in terms of the Master Purchase and Farm-In agreement.

Interest is charged at US — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease installments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as security for these loans.

The future minimum lease payments are as follows:

	US DOLLAR
Figures in million	2009	2008

Due within one year	4	7
Due between one and two years	5	7
Due between two and five years	6	23

	15	37
Future finance charges	(1)	(4)

	14	33

(e)	On September 28, 2007, the Company entered into a term loan facility of US $283.9 million with Nedbank Limited, for the purpose of partially funding capital expenditure in respect of projects, as well as to repay the short term bridging loan amounting to US $68.6 million. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for three month periods, equal to the JIBAR plus 2.75% plus banking costs. Amortization bond cost for the year amounted to US$1.2 million (2008: US$1.5 million).

Interest was repayable quarterly commencing on September 28, 2007. The loan was repaid in several tranches during the 2009 year with the final payment on April 21, 2009.

The exposure of the Group’s borrowings to changes in interest rates and contractual repricing is as follows:

	US DOLLAR
Figures in million	2009	2008

Variable	10	27
Current	33	494
Between 1 to 2 years	—	—
Between 2 to 5 years	—	—
Over 5 years	4	4

Total borrowings	47	525

Variable	21.6%	5.1%
Current	69.6%	94.1%
Between 1 to 2 years	0.0%	0.0%
Between 2 to 5 years	0.0%	0.0%
Over 5 years	8.8%	0.8%

Total borrowings	100.0%	100.0%

The maturity of borrowings is as follows:

Current	33	494
Between 1 to 2 years	4	6
Between 2 to 5 years	6	21
Over 5 years	4	4

Total borrowings	47	525

The effective interest rates at the balance sheet date were as follows:

Convertible unsecured fixed rate bonds (a) *	0.0%	10.0%
Africa Vanguard Resources (Proprietary) Limited (b)	0.0%	0.0%
Nedbank Limited (c)	11.9%	13.4%
Westpac Bank (d)	2.0%	4.1%
Nedbank Limited (e) *	0.0%	14.5%
*	Loan repaid in full

Other borrowings

The level of the Harmony’s borrowing powers, as determined by its Articles of Association, shall not, except with the consent of the Harmony’s general meeting, exceed the greater of R40 million or the aggregate from time to time of the issued and paid-up share capital of the Company, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves (including minority interests in subsidiary companies and provisions for deferred taxation) and any share premium accounts of the Group. At year end, total borrowings amounted to US $47 million (2008: US $525 million).

30	Provision for environmental rehabilitation

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

US DOLLAR
Figures in million	2009	2008

Provision raised for future rehabilitation
Balance at beginning of year	196	192
Disposal of assets	(32)	(16)
Change in estimate — Balance sheet	27	12
Change in estimate — Income statement	—	1
Inflation present value adjustment and time value of money component	13	22
Translation	(6)	(15)

Balance at end of year	198	196
Disposal groups classified as held-for-sale	—	(51)

Total provision for environmental rehabilitation	198	145

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that, based on current environmental and regulatory requirements, the total cost for the mines, in current monetary terms, is approximately US$285 million (2008: US$269 million). Refer to note 3.4 for the estimations and judgments used in the calculations.

Included in the charge to the income statement is an amount US$4 million (2008: US$6 million) relating to the time value of money.

US DOLLAR
Figures in million	2009	2008

Future net obligations
Ultimate estimated rehabilitation cost	285	269
Amounts invested in environmental trust funds (Refer to note 20)	(207)	(206)

Total future net obligations	78	64

The Group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure.

31	Retirement benefit obligation and other provisions

US DOLLAR
Figures in million	2009	2008

Non-current
Retirement benefit obligation (Refer to note 34)	20	17
Other	2	1

Total non-current provisions	22	18

32	Trade and other payables

US DOLLAR
Figures in million	2009	2008

Financial liabilities:
Trade payables	63	86
Other liabilities	8	8

Non-financial liabilities:
Payroll accruals	39	37
Leave liabilities	31	27
Shaft related accruals	20	16
Other accruals	27	21
Value added tax	1	6

Total trade and other payables	189	201

Leave liability

Employee entitlements to annual leave are recognized on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognized in the balance sheet is as follows:

US DOLLAR
Figures in million	2009	2008

Balance at beginning of year	29	36
Benefits paid	(27)	(36)
Movement due to sale of business	(2)	(2)
Translation	(1)	(1)
Total expense per income statement	32	32

	31	29
Disposal groups classified as held-for-sale	—	(2)

Balance at end of year	31	27

33	Cash generated by operations

All amounts disclosed include discontinued operations.

US DOLLAR
Figures in million	2009	2008	2007

Reconciliation of profit/(loss) before taxation to cash generated by operations:
Profit before taxation	405	33	90
Adjustments for:
Amortization and depreciation	167	123	163
Impairment of assets	61	36	38
Loss/(gain) on financial instruments	—	1	(6)
Profit on sale of mining assets	(287)	(15)	(25)
Net increase/(decrease) in provision for post retirement benefits	1	1	(2)
Net increase/(decrease) in provision for environmental rehabilitation	—	2	(1)
(Profit)/loss from associates	(1)	11	3
Impairment of investment in associate	14	12	—
Share-based payments	13	6	6
Fair value loss/(gain) on financial instrument	10	(4)	(15)
Loss on sale of listed investments	—	63	3
Profit on sale of investment in associate	—	—	(33)
Dividends received	—	(5)	(3)
Interest received	(51)	(38)	(25)
Interest paid	26	76	66
Cost on closure of hedge positions	—	—	(80)
Provision for doubtful debts	11	13	1
Bad debts written off	3	—	—
Other non cash transactions	—	(13)	(16)

	US DOLLAR
Figures in million	2009	2008	2007

Effect of changes in operating working capital items:
Receivables	(15)	4	(27)
Inventories	(20)	7	(30)
Accounts payable and accrued liabilities	(18)	(45)	57

Cash generated by operations	319	268	164

Additional cash flow information
The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.
Acquisitions and disposals of Subsidiaries / Businesses:
For the year ended June 2009
(a)	Disposal of Village

On July 10, 2008, the Group disposed of its 37.8% interest in Village to To The Point Growth Specialists Investments 2 (Proprietary) Limited, for a consideration of US$0.1 million. The investment in Village as at June 30, 2009 had a fair value of US$0.09 million.

(b)	Disposal of Orpheo

On September 1, 2008, the Group disposed of its 34% interest in Orpheo for a consideration of US$0.13. The investment had been fully impaired on the date of sale.

(c)	Disposal of Randfontein Cooke Assets

During the year, the Group disposed of its Cooke and Old Randfontein assets to Rand Uranium, a wholly owned subsidiary. In a related transaction, 60% of Rand Uranium shares were disposed of to PRF in two tranches. For detail, refer to note 22(b).

The aggregate fair value of the assets and liabilities sold were:

	US DOLLAR
Figures in million	2009	2008	2007

Transaction one
Property, plant and equipment	42	—	—
Environmental trust fund	3	—	—
Rehabilitation liability	(4)	—	—
Other costs	(2)	—	—
Foreign exchange movements	5	—	—
Profit on disposal	153	—	—

Proceeds received in cash	197	—	—

Transaction two
Property, plant and equipment	1	—	—
Environmental trust fund	8	—	—
Rehabilitation liability	(13)	—	—
Foreign exchange movements	(2)	—	—
Profit on disposal	18	—	—

Proceeds received in cash	12	—	—

(d)	Profit on disposal of property, plant and equipment-PNG Joint Venture

During the year Harmony and Newcrest entered into a joint venture agreement, which provided that Newcrest would purchase a 30.01 participating interest and a further buy-out of an additional 19.99% participating interest in Harmony’s PNG gold and copper assets.

The aggregate fair value of the assets and liabilities sold were:

	US DOLLAR
Figures in million	2009	2008	2007

Stage 1: 30.01% Participating interest
Property, plant and equipment	185	—	—
Trade and other receivables	6	—	—
Inventory	1	—	—
Long-term loans	(10)	—	—
Rehabilitation liability	—	—	—
Foreign exchange movements	(11)	—	—
Profit on disposal	58	—	—

Proceeds received in cash	229	—	—

Stage 2: 10% Participating interest
Property, plant and equipment	52	—	—
Trade and other receivables	1	—	—
Inventory	1	—	—
Long-term loans	(3)	—	—
Trade and other payables	(5)	—	—
Rehabilitation liability	—	—	—
Profit on disposal	44	—	—

Disposal proceeds	90	—	—
Proceeds received in cash	—	—	—

Proceeds received by way of the farm-in agreement	90	—	—

Stage 3: 9.99% Participating interest
Property, plant and equipment	72	—	—
Trade and other receivables	2	—	—
Inventory	3	—	—
Long-term loans	(3)	—	—
Trade and other payables	(6)	—	—
Rehabilitation liability	(3)	—	—
Profit on disposal	10	—	—

Disposal proceeds	75	—	—
Proceeds received in cash	(6)	—	—

Proceeds received by way of the farm-in agreement	69	—	—

The principal non-cash transactions for the year were the acquisition of PNG royalty agreement (refer to note 17(c)), share-based payments (refer to note 36) and share exchange of Dioro for Avoca (refer to note 21(b) and( c)).

For the year ended June 2008
(a)	On December 6, 2007, the Group disposed of its assets and liabilities in South Kal Mine to Dioro. The aggregate fair value of the assets and liabilities sold were:

US DOLLAR
Figures in million	2009	2008	2007

Property, plant and equipment	—	50	—
Consumables	—	3	—
Shares	—	3	—
Rehabilitation liability	—	(8)	—
Loss on disposal	—	(12)	—

Disposal proceeds	—	36	—
Proceeds received by way of shares	—	(18)	—

Proceeds received in cash	—	18	—

(b)	On February 27, 2008, the Group disposed of its assets and liabilities in its Orkney operations to Pamodzi Gold Limited. The aggregate fair value of assets and liabilities sold were:

US DOLLAR
Figures in million	2009	2008	2007

Property, plant and equipment	—	38	—
Environmental trust fund	—	4	—
Leave liability	—	(2)	—
Rehabilitation liability	—	(7)	—
Profit on disposal	—	13	—

Disposal proceeds	—	46	—
Proceeds received by way of shares	—	(46)	—

Cash and cash equivalent at disposal	—	—	—

The principal non-cash transactions for the year were the acquisition of the PNG royalty agreement (refer to note 17(c)), share-based payments (refer to note 36) and the purchase of assets under finance lease (refer to note 29).
For the year ended June 2007
(a)	On May 28, 2007, the Group disposed of 17% of its 50% share in a joint venture with Orpheo to AngloGold Ashanti Limited. The aggregate fair value of the assets acquired and liabilities assumed, and subsequently disposed of, were :

US DOLLAR
Figures in million	2009	2008	2007

Property, plant and equipment	—	—	1
Investment in associate	—	—	(1)

Total purchase price	—	—	—
Proceeds received by way of accounts receivable	—	—	—

Cash and cash equivalents at disposal	—	—	—

The principal non-cash transactions for the year were the share-based payments (refer to note 36) and the disposal of the investment in associate in Western Areas (note 9).

34	Retirement benefit obligations
(a)	Pension and provident funds: The Group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The Group’s liability is limited to its annually determined contributions.

The provident funds are funded on the ''money accumulative basis’’ with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9% of gross salary and wages for the 2009 year (2008: 9%). The fund is a defined contribution plan.

Substantially all the Group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the Group for the 2009 financial year amounted to US$39.8 million (2008: US$46.5 million).

(b)	Post-retirement benefits other than pensions: Most of the supervisory and managerial workers in South Africa participate in the Minemed medical scheme, as well as other medical schemes. The Group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (Minemed scheme). The annual contributions for these retired employees are fixed. The Group’s contributions to these schemes on behalf of current employees amounted to US$8.6 million for 2009 and US$9.8 million for 2008.

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

Assumptions used to determine the liability relating to the Minemed medical scheme included, a discount rate of 10%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA ''a mf’’ tables and a medical inflation rate of 7.8%. It is also assumed that all members will retire at the age of 60 and will remain on the current benefit option.

The liability is based on an actuarial valuation conducted during the year ended June 30, 2009, using the projected unit credit method. The next actuarial valuation will be performed on June 30, 2010.

US DOLLAR
Figures in million	2009	2008

Present value of unfunded obligations	20	17

Movement in the liability recognized in the balance sheet
Balance at beginning of year	17	15
Contributions paid	—	—
Other expenses included in staff costs/current service cost	1	1
Interest cost	2	1
Net actuarial loss recognized during the year	—	2
Translation	—	(2)

Balance at end of year	20	17

The principal actuarial assumptions used for accounting purposes were:

US DOLLAR
Figures in million	2009	2008

Discount rate	10.0%	12.0%
Healthcare inflation rate	7.8%	9.8%
Normal retirement age	60	60

The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	20	17
Fair value of plan assets	—	—

Net liability	20	17

The present value of the defined benefit obligation was US$15.2 million in 2007, US$14.9 million in 2006 and US$13.3 million in 2005.

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

US DOLLAR
Figures in million	2009	2008

	1%	1%
	Increase	Increase

Effect on:
Aggregate of service cost and interest cost	—	—
Defined benefit obligation	3	3

	1%	1%
	Decrease	Decrease

Effect on:
Aggregate of service cost and interest cost	—	—
Defined benefit obligation	3	2

The Group expects to contribute approximately US$0.5 million to its benefit plan in 2010.
35	Employee benefits

US DOLLAR
Figures in million	2009	2008

Number of permanent employees as at 30 June:
South African operations*	37,028	36,839
International operations**	48	873

Total number of permanent employees	37,076	37,712

US DOLLAR
Figures in million	2009	2008

Aggregated earnings

The aggregate earnings of employees including directors were:

Salaries and wages and other benefits	509	591
Retirement benefit costs	40	47
Medical aid contributions	9	10

Total aggregated earnings	558	648

*	There was no employees attributable to the discontinued operations at June 30, 2009 (2008: 3 618).

**	The total employees at Australian operations at June 30, 2009 was 48 (2008: 873). Of this total, no employees (2008: 0) were attributable to the discontinued operations. The employee numbers reduced primarily due to the disposal of 50% of the PNG assets to Newcrest. Our attributable portion of the JV employees is 425.
During the 2009 year, US$2 million (2008: US$0.7 million) was included in the payroll cost for termination costs. This excludes the cost for voluntary retrenchment process (refer to note 5).

Directors’ remuneration

During the fiscal 2009, the directors received remuneration of US$1.1 million, comprising of US$0.74 million for salaries, US$0.03 million for retirement contributions and US$0.33 million for bonuses. The non-executive directors received US$0.4 million in directors’ fees. The aggregate of remuneration received by senior management was US$2.7 million].

During the fiscal 2008, the directors received remuneration of US$1.2 million, comprising of US$0.4 million for salaries, US$0.5 million for retirement contributions and US$0.3 million for bonuses. The non-executive directors received US$0.3 million in directors’ fees. The aggregate of remuneration received by senior management was US$2.7 million.

36	Share option scheme

The Group currently has the 2001, 2003 schemes and the 2006 share plan that are active. The objective of these schemes is to recognize the contributions of senior staff to the Group’s financial position and performance and to retain key employees.

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

Following the introduction of the 2006 share plan, no further options are expected to be allocated under these two schemes.

Number of share options relating to the 2001 and 2003 option schemes	2009	2008

Share options granted	28,442,420	28,442,420

Exercised	18,570,971	17,249,668
Vested but not exercised	1,791,215	1,792,796
Unvested	1,059,343	2,735,443
Forfeited and lapsed	7,020,891	6,664,513

Vesting periods of unvested shares
Within one year	1,059,343	1,367,722
One to two years	—	1,367,721

Total number of shares unvested	1,059,343	2,735,443

No options were granted in the 2008 and 2009 years for the 2001 and 2003 option schemes.

		Weighted
		average
		option
		price
Activity on share options granted but not yet exercised	Shares	(SA Rand)

For the year ended June 30, 2009

Balance at beginning of year	4,528,239	49.14
Options exercised	(1,321,303)	51.42
Options forfeited and lapsed	(356,378)	53.12

Balance at end of year	2,850,558	47.58

For the year ended June 30, 2008

Balance at beginning of year	8,129,669	48.38
Options exercised	(1,764,132)	49.16
Options forfeited and lapsed	(1,837,298)	45.77

Balance at end of year	4,528,239	49.14

	At 30 June	Option price	Remaining
List of options granted but not yet exercised (listed by grant date)	2009	(SA Rand)	life (years)

April 24, 2001	17,000	36.50	1.8
November 20, 2001	177,701	49.60	2.4
September 23, 2002	13,647	66.00	3.2
March 27, 2003	125,300	91.60	3.7
August 10, 2004	576,558	66.15	5.1
April 26, 2005	1,940,352	39.00	5.8

Total option granted but not yet exercised	2,850,558

The number of shares held by the Harmony Share Trust at year end amounted to 63 500 (2008: 107 400). This trust is considered to be an SPE and is therefore consolidated in accordance with the Group’s accounting policies.

List of options granted but not yet vested (listed by grant date)	2009	2008

August 10, 2004	316,498	817,660
April 26, 2005	742,845	1,917,783

Total options granted but not yet vested	1,059,343	2,735,443

	US DOLLAR
Figures in million	2009	2008

Average market price options traded during the year	11	22

Average fair value of share options vested during the year	14	41

Share based cost recognized	1	1

	Option allocation
	August 10,	April 26,
	2004	2005

The share based cost is calculated using the binominal valuation model based on the following assumptions at grant date:

Price at date of grant (SA Rand per share)	66.15	39
Risk-free interest rate:	9.9%	8.4%
Expected volatility:	40.0%	35.0%
Expected dividend yield:	0.0%	0.0%
Vesting period:	5 years	5 years

Share based payments are measured at the fair value of the equity instruments at the date of the grant. The cost is expensed over the vesting period, based on the Group’s estimate of the options that are expected to eventually vest.

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

The aggregate number of shares which may be allocated to the share plan on any day, when added to the total number of unexercised SARs, unvested performance shares, and restricted shares which have been allocated for SAR’s and PS, and any other employee share scheme operating by the company, shall not exceed 14% of the number of issued ordinary shares of the company from time to time. On June 30, 2009, 3 718 127 PS and 5 284 500 SARs had been allocated to participating employees.

Termination of employees participation in the share plan is based on “No Fault” and “Fault” definitions.

In the case of SARs, if employment is terminated for No Fault reasons, then the value of the appreciation in all unvested and un-exercised SARs is settled in shares or cash at the option of the employer as at the date of termination of employment, after the deduction of any tax payable. The employer has no past practice of settling in cash.

In the case of PS, if employment is terminated for No Fault reasons, then
•	First the maximum number conditionally awarded is pro-rated for the time period until the termination date;

•	Then this adjusted number is reduced to a third on the assumption that Harmony’s performance was a median one with one third vesting;

•	And then settled in cash or shares after the deduction of any tax payable.
In either case, if employment is terminated for Fault reasons, all unvested and un-exercised SARs and all PS not yet vested are lapsed and cancelled.

Number of shares relating to the 2006 share plan at June 30,	2009	2008

Shares granted	9,002,627	4,676,720

Unvested	7,854,749	4,236,938

Performance shares	3,302,163	1,341,444
Share appreciation rights	4,552,586	2,895,494

Shares forfeited	1,147,878	439,782

Performance shares	415,964	170,658
Share appreciation rights	731,914	269,124

Vesting periods of unvested shares:
Within one year	503,589	—
One to two years	1,651,892	603,399
Two to three years	3,675,954	1,932,502
Three to four years	1,329,960	965,165
Four to five years	693,354	735,872

Total number of unvested shares	7,854,749	4,236,938

	2009		2008
		Weighted		Weighted
		average		average
Activity on PS and SARs granted but not		option price		option price
yet exercised	Shares	(SA Rand)	Shares	(SA Rand)

Balance at beginning of year	4,236,938		1,468,510

Performance shares	1,341,444	n/a	538,516	n/a
Share appreciation rights	2,895,494	81.04	929,994	112.64

Options granted	4,325,907		3,195,613

Performance shares	2,206,026	n/a	973,586	n/a
Share appreciation rights	2,119,881	77.81	2,222,027	71.19

Options lapsed	(708,096)		(427,185)

Performance shares	(245,306)	n/a	(170,658)	n/a
Share appreciation rights	(462,790)	92.79	(256,527)	110.27

Balance at end of year	7,854,749		4,236,938

Performance shares	3,302,164	n/a	1,341,444	n/a
Share appreciation rights	4,552,585	79.38	2,895,494	81.04

List of shares granted but not yet exercised (listed by	At June 30,	Strike price	Remaining
grant date)	2009	(SA Rand)	life(years)

Performance shares
November 15, 2006	316,020	n/a	0.38
November 15, 2007	815,410	n/a	1.38
March 7, 2008	12,308	n/a	1.68
December 5, 2008	2,158,425	n/a	2.43

Share appreciation rights
November 15, 2006	562,707	112.64	3.38
November 15, 2007	1,863,662	70.54	4.38
March 7, 2008	46,154	102.00	4.69
December 5, 2008	2,080,063	77.81	5.44

Total options granted but not yet exercised	7,854,749

None of the allocations for the 2006 share plan have vested yet.

	US DOLLAR
Figures in million	2009	2008

Share based cost recognized	12	5

The share based cost is calculated using Monte Carlo simulation on the PS and Black-Scholes on the SARs, based on the following assumptions at grant date.

	Performance
	shares	SAR’s

Price at date of grant (SA Rand per share)
- November 15, 2006 share allocation	n/a	112.64
- November 15, 2007 share allocation (valuation date December 21, 2007)	n/a	68.44
- November 15, 2007 share allocation (valuation date April 21, 2008)	n/a	92.25
- March 7, 2008 share allocation	n/a	102.00
- December 5, 2008 share allocation (valuation date December 5, 2008)	n/a	77.81
- December 5, 2008 share allocation (valuation date February 16, 2009)	n/a	116.90
Risk-free interest rate:
- November 15, 2006 share allocation	9.58%	8.79%
- November 15, 2007 share allocation (valuation date December 21, 2007)	10.81%	9.84%
- November 15, 2007 share allocation (valuation date April 21, 2008)	11.71%	10.68%
- March 7, 2008 share allocation	11.04%	10.44%
- December 5, 2008 share allocation (valuation date December 5, 2008)	8.55%	8.43%
- December 5, 2008 share allocation (valuation date February 16, 2009)	8.18%	8.30%
Expected volatility*:
- November 15, 2006 share allocation	34.71%	26.37%
- November 15, 2007 share allocation (valuation date December 21, 2007)	46.32%	35.10%
- November 15, 2007 share allocation (valuation date April 21, 2008)	49.52%	41.72%
- March 7, 2008 share allocation	50.49%	54.50%
- December 5, 2008 share allocation (valuation date December 5, 2008)	56.62%	48.61%
- December 5, 2008 share allocation (valuation date February 16, 2009)	70.86%	49.03%
Expected dividend yield:
- for all allocations	0.00%	0.00%
Vesting period (from grant date):
- for all allocations	3 years	5 years
Share based costs are measured at the fair value of the equity instruments at the date of the grant as defined in IFRS 2. The grant date is the date at which the entity and counterparty have a shared understanding of the terms and conditions of the share-based payment arrangement. The cost is expensed over the vesting period, based on the Group’s estimate of the options that are expected to eventually vest.

For November 15, 2006, November 15, 2007 and March 7, 2008 issue:

The performance criteria imposed by the board and which must be satisfied before settlement of any PS under these awards are linked to the Company’s TSR in comparison to the Philadelphia XAU index of international gold and precious metal mining companies (50%) and the JSE Gold Mining index (50%).

The following performance criteria was imposed per the Harmony (2006) Share Plan which must be satisfied before the settlement of any SARs:
•	that the Company’s headline earnings per share have grown since the allocation date by a minimum of CPI plus 3%;

•	that the Company’s performance has since the allocation date been a satisfactory achievement in terms of the Company’s sustainability index.
For December 5, 2008 issue:

The Performance Criteria imposed by the Board and which must be satisfied before the Settlement of any PS under this Award are linked to the Company’s TSR (Total Shareholder Return) in comparison to the SA Gold Index (50%) and the SA Resource Index (50%);

The following performance criteria was imposed per the Harmony (2006) Share Plan which must be satisfied before the settlement of any SARs:
•	that the Company’s headline earnings per share have grown since the allocation date by more than the CPI.

For options granted during the year, the following fair values were used as a basis to recognize share-based payment cost:
•	For options measured on December 5, 2008, the value is R50.47 and R48.12 per share for PS and SARs respectively.

•	For options measured on February 16, 2009, the value is R69.17 and R73.67 per share for PS and SARs respectively.

*	The volatility is measured as an annualized standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.
37	Related parties

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had interest, direct or indirectly, in any transaction or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries since July 1, 2008, other than as stated below.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, being any director (whether executive or otherwise) of the Group.

Refer to note 35 for the details of the directors’ remuneration.

African Rainbow Minerals Limited (ARM) currently holds 15% of Harmony’s shares. Patrice Motsepe, Andre Wilkens and Frank Abbott are directors of ARM.

Harmony owns a 40% interest in Rand Uranium. Graham Briggs, Frank Abbott and Fikile de Buck are directors of Rand Uranium.

Material transactions with associates and joint ventures:

All transactions with related parties are conducted at arms-length.

Rand Uranium disposal

On November 21, 2008 the Group disposed of its Randfontein Cooke assets to Rand Uranium in exchange for a 100% interest in the company. On the same date the Group disposed of 60% of the interest held in Rand Uranium to PRF which resulted in a 40% interest held and Rand Uranium became an associate.

The conditions precedent for the second part of the Rand Uranium transaction relating to the sale of the Old Randfontein assets were fulfilled on April 22, 2009. Additional shares were issued in settlement and 60% of these shares were sold to PRF in terms of the agreement. PRF paid its portion of the purchase in cash on April 20, 2009. The total value of these transactions was US$348 million. (Refer to note 22(b) for detail).

PNG disposal

On April 22, 2008 Morobe Consolidated Goldfields Limited and Wafi Mining Limited, subsidiaries of Harmony Gold (Australia) (Proprietary) Limited entered into a Master Purchase and Farm-in Agreement with Newcrest. This agreement provided for Newcrest to purchase a 30.01% participating interest (stage 1) and a further buy-out of an additional 19.99% participating interest in Harmony’s PNG Gold and copper assets, giving them a 50% interest. The total value of the transaction was US$530 million. (Refer to note 23(a) for detail).

	US DOLLAR
Figures in million	2009	2008

Sales and services rendered to related parties
Associates	24	6
Joint Venture	—	—

	24	6

	US DOLLAR
Figures in million	2009	2008

Purchases and services acquired from related parties
Associates	1	—

Outstanding balances due by related parties
Associates	22	13
Joint Ventures	10	—

	32	13

Refer to note 24(a), (b) and (c) for detail on the items relating to the loans to associates and joint ventures. Refer to note 24(e) for details on the provisions raised against these loans.
38	Commitments and Contingencies

Capital expenditure commitments
Contracts for capital expenditure	32	149
Share of Joint Venture’s contract for capital expenditure	30	—
Authorized by the directors but not contracted for	95	221

Total capital commitments	157	370

This expenditure will be financed from existing resources and where appropriate, borrowings.

The Group is contractually obliged to make the following payments in respect of operating leases, including for land and buildings, and for mineral tenement leases:

Within one year	5	8
Between one year and five years	1	—

	6	8

This includes US$0.9 million for the PNG Joint Venture. For details on the Group’s finance leases, refer to note 29.

Contingent liabilities
Guarantees and suretyships	3	2
Environmental guarantees (i)	39	22

	42	24

(i)	Included in the balance for 2009 is an amount of US$16.8 million relating to guarantees provided for the Rand Uranium transaction. These guarantees will be cancelled once Rand Uranium puts its own guarantees in place. Also included is an amount of US$14.5 million for which funds have been set aside. Refer to note 19.
Contingent liability
(a)	Class Action. On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depository Receipts (“ADRs”) with regards to certain of its business practices. Harmony has retained legal counsel, who advise Harmony on further developments in the U.S.

During January 2009, the plaintiff filed an Amended Complaint with the Court. Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case with the Court. The plaintiffs have filed an opposing response and the Company has since replied to that response. It is not possible to predict with certainty when the Court will rule on the Motion to Dismiss as the timing of the ruling is entirely within the discretion of the Court. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.

(b)	The Group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the Group has and/or continues to operate. In addition the Group may have an exposure in relation to obtaining a full closure certificate for the rehabilitation of these areas.
The ultimate outcome of the matter cannot presently be determined and no provision for any liability that may result has been made in the financial statements. It is further not certain that the Group would be held liable for any or all of these exposures.

Should the Group determine that any part of these contingencies require them being recorded and accounted for as liabilities, i.e. where they become quantifiable and probable, it could have a material impact on the financial status of the Group.
39	Subsequent events
Pamodzi Gold Free State (Proprietary) Limited (In Provisional Liquidation)

During June 2009, Harmony reported that the provisional liquidators for Pamodzi Gold Free State (Proprietary) Limited (In Provisional Liquidation) (“Pamodzi Free State”) had chosen Harmony as the preferred bidder of Pamodzi Free State’s assets. These assets consists of President Steyn 1 and 2 Shafts, Loraine 3 Shaft, Freddie 7 Shaft and Freddie 9 Shaft, a metallurgical gold plant, a waste rock dump and a dormant tailings storage facility.

Harmony’s offer was accepted during July 2009, following the approval from the Industrial Development Corporation of South Africa and the relevant trade unions.

In September 2009, Harmony entered into four separate agreements to purchase Pamodzi Free State’s assets. The Pamodzi Free State assets will be purchased free from all liabilities, save for all associated rehabilitation and environmental liabilities. The purchase consideration for these assets is US$52.4 million.

The major conditions precedent that have to be fulfilled in order for the agreements to become unconditional are the conversion of the Pamodzi Free State mining rights and the consent for the cession thereof to Harmony by the Minister of Mines.

Dividends

On August 13, 2009, the Board of Directors approved a final dividend for the 2009 financial year of 50 SA cents per share. The dividend amounting to US$28.6 million was paid on September 21, 2009. As this dividend was declared after the reporting date, it has not been reflected in the financial statements for the periods ended June 30, 2009.

PNG exploration acquisition

On 27 August 2009, Harmony acquired two new exploration projects, the Amanab and the Mount Hagen Projects, in PNG.

Amanab project EL1708 was granted on July 6, 2009 and comprises of about 863 square kilometers of tenure. The tenement is located approximately 160km north of the OK Tedi copper-gold mine in the Sandaun Province and was pegged to target the bedrock source of the alluvial goldfield centered on the Yup River.

The Mount Hagen project comprises two contiguous tenements encompassing approximately 1 100 square kilometers of tenure. The tenements are located approximately 20km north-northeast of Mt Hagen and are readily accessible via the Highlands Highway connecting Lae and Porgera.

Harmony acquired 100% of the mineral rights for EL1596 from Frontier Resources for the cash consideration of A$0.3 million (US$0.25 million).

Harmony also acquired the rights to explore the adjacent tenement EL1611 over a four year period, with the condition that Harmony’s exploration program meets the minimum annual expenditure commitment. At any time during this period Harmony may exercise an option to purchase 100% of the tenement for a total cash consideration of US$2.4 million.

Avoca Resources Limited

During September 2009 and October 2009, the Group disposed its Avoca Resources Limited shares for approximately A$6 million (US$5.2 million).

Big Bell Operations (Proprietary) Limited

During the September 2009 quarter, the board approved the sale of Big Bell Operations (Proprietary) Limited (BBGO), operations in Western Australia. A tender process was completed and a preferred bidder was identified. The share sale agreement is expected to be completed and executed during the December 2009 quarter. BBGO has been classified as held-for-sale.
40	Segment report
The Group has only one product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts managed by a single general manager and management team.

After applying the quantitative thresholds from IFRS 8, the reportable segments were determined as:

Tshepong, Phakisa, Bambanani, Masimong, Target, Doornkop, Elandskraal, Evander, Virginia, Cooke (held-for-sale and discontinued) and Papua New Guinea. All other operating segments have been grouped together under other — underground or other — surface, under their classification as either continuing or discontinued.

When assessing profitability, the chief operating decision maker (“CODM”) considers the revenue and cash production costs of each segment. The net of these amounts is the cash operating profit or loss. Therefore, cash operating profit has been disclosed in the segment report as the measure of profit or loss.

The CODM does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets which can be attributed to the shaft or group of shafts. Items such as trade and other receivables and investments in financial assets are not allocated at a shaft level and therefore form part of the reconciliation to total assets.

The comparative segment reports have been restated to reflect Mount Magnet being classified as a continuing operation.

A reconciliation of the segment totals to the Group financial statements has been included in note 41.

Segment report for the year ended June 30, 2009.

		Cash	Cash
		production	operating	Mining	Capital	Ounces	Tons
	Revenue	cost	profit	assets	expenditure	produced*	milled*
	US$m	US$m	US$m	US$m	US$m	oz	t’000

Continuing operations
South Africa
Underground
Tshepong	198	109	89	471	28	230,778	1,516
Phakisa	19	12	7	474	51	22,216	204
Bambanani	103	72	31	91	6	121,530	570
Doornkop	38	31	7	330	44	42,150	605
Elandsrand	158	117	41	352	47	174,321	1,061
Target	76	60	16	287	38	87,225	710
Masimong	135	73	62	86	14	154,034	981
Evander	168	111	57	122	24	190,075	1,241
Virginia	226	165	61	116	22	258,170	2,493
Other	56	41	15	31	6	65,684	566
Surface
Other	100	59	41	18	9	114,648	9,778

Total South Africa	1,277	850	427	2,378	289	1,460,831	19,725

International
Papua New Guinea	—	—	—	458	198	—	—
Other operations	—	—	—	34	—	—	—

Total international	—	—	—	492	198	—	—

Total continuing operations	1,277	850	427	2,870	487	1,460,831	19,725

Discontinued operations
Cooke operations	69	50	19	—	10	80,377	1,419

Total discontinued operations	69	50	19	—	10	80,377	1,419

Total operations	1,346	900	446	2,870	497	1,541,208	21,144

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 41)	(69)	(50)		2,055

	1,277	850		4,925

*	Production statistics are unaudited.

Segment report for the year ended June 30, 2008

		Cash	Cash
		production	operating	Mining	Capital	Ounces	Tons
	Revenue	cost	profit/(loss)	assets	expenditure	produced*	milled*
	US$m	US$m	US$m	US$m	US$m	oz	t’000

Continuing operations
South Africa
Underground
Tshepong	223	125	98	404	27	265,914	1,649
Phakisa	4	2	2	312	40	4,024	34
Bambanani	128	102	26	98	15	154,879	912
Doornkop	35	31	4	273	48	44,038	494
Elandsrand	133	103	30	304	44	164,215	981
Target	69	51	18	275	35	79,602	686
Masimong	96	88	8	94	16	116,424	892
Evander	193	127	66	131	33	231,799	1,447
Virginia	204	180	24	107	20	247,820	2,349
Other	58	52	6	29	6	67,862	535
Surface
Other	126	57	69	19	19	147,980	9,524

Total South Africa	1,269	918	351	2,046	303	1,524,557	19,503

International
Papua New Guinea	—	—	—	580	197	—	—
Other operations	56	41	15	66	4	75,297	966

Total international	56	41	15	646	201	75,297	966

Total continuing operations	1,325	959	366	2,692	504	1,599,854	20,469

Discontinued operations
Cooke operations	194	123	71	86	22	236,170	3,906
Other operations	59	66	(7)	—	16	74,433	1,048

Total discontinued operations	253	189	64	86	38	310,603	4,954

Total operations	1,578	1,148	430	2,778	542	1,910,457	25,423

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 41)	(253)	(189)		1,932

	1,325	959		4,710

*	Production statistics are unaudited.

Segment report for the year ended June 30, 2007.

		Cash	Cash
		production	operating	Mining	Capital	Ounces	Tons
	Revenue	cost	profit	assets	expenditure	produced*	milled*
	US$m	US$m	US$m	US$m	US$m	oz	t’000

Continuing operations
South Africa
Underground
Tshepong	203	112	91	442	26	319,192	1,824
Phakisa	—	—	—	303	32	—	—
Bambanani	126	115	11	105	17	197,084	1,283
Doornkop	37	25	12	247	38	56,810	597
Elandsrand	124	103	21	299	33	195,412	1,117
Target	91	53	38	287	16	142,653	904
Masimong	95	82	13	79	15	146,575	1,074
Evander	151	113	38	143	28	235,857	1,667
Virginia	172	147	25	67	19	264,890	2,507
Other	65	51	14	28	6	104,553	770
Surface
Other	52	35	17	66	17	82,467	4,557

Total South Africa	1,116	836	280	2,066	247	1,745,493	16,300

International
Papua New Guinea	—	—	—	320	73	—	—
Other operations	86	71	15	29	20	136,415	1,875

Total international	86	71	15	349	93	136,415	1,875

Total continuing operations	1,202	907	295	2,415	340	1,881,908	18,175

Discontinued operations
Cooke operations	154	118	36	72	19	244,056	2,327
Other operations	133	109	24	96	22	207,436	2,338

Total discontinued operations	287	227	60	168	41	451,492	4,665

Total operations	1,489	1,134	355	2,583	381	2,333,400	22,840

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 41)	(287)	(227)		2,577

	1,202	907		5,160

*	Production statistics are unaudited.

41	Reconciliation of segment information to consolidated income statements and balance sheet:

The “reconciliation of segment data to consolidated financials” line item in the segment reports is broken down into the following elements, to give a better understanding of the differences between the income statement, balance sheet and the segment report.

US DOLLAR
Figures in million	2009	2008	2007

Revenue from:
Discontinued operations	69	253	287

Production costs from:
Discontinued operations	50	189	227

Reconciliation of cash operating profit to consolidated profit/(loss) before taxation and discontinued operations:

Total segment revenue	1,346	1,578	1,489
Total segment production costs	(900)	(1,148)	(1,134)

Cash operating profit	446	430	355
Less discontinued operations	(19)	(64)	(60)

	427	366	295
Cost of sales items other than production costs	(254)	(203)	(177)

Amortization and depreciation of mining properties, mine development cost and mine plant facilities	(158)	(107)	(130)
Amortization and depreciation of other than mining properties, mine development cost and mine plant facilities (b)	(9)	(10)	(4)
Provision/(reversal of provision) for rehabilitation costs	(3)	(2)	6
Care and maintenance cost of restructured shafts	(6)	(10)	(8)
Employment termination and restructuring costs	(4)	(32)	—
Share-based payments	(13)	(6)	(6)
Impairment of assets	(61)	(35)	(37)
Provision for post retirement benefits	—	(1)	2

Gross profit	173	163	118
Corporate, administration and other expenditure	(40)	(33)	(31)
Exploration expenditure	(32)	(32)	(30)
Profit on sale of property, plant and equipment	116	18	25
Other expenses — net	(3)	(13)	—

Operating profit	214	103	82
Profit/(loss) from associates	1	(11)	(3)
Profit on sale of investment in associate	—	—	33
Impairment of investment in associate	(14)	(12)	—
Fair value (loss)/gain on financial instruments	(10)	5	15
Loss on sale of listed investments	—	(63)	(5)
Investment income	49	39	27
Finance cost	(24)	(71)	(66)

Profit/(loss) before taxation and discontinued operations	216	(10)	83

	US DOLLAR
Figures in million	2009	2008	2007

Reconciliation of total segment assets to consolidated assets includes the following:

Non-current assets

Property, plant and equipment not allocated to specific segments	744	906	1,026
Intangible assets	288	283	328
Restricted cash	21	10	1
Restricted investments	212	188	195
Investment in financial assets	7	9	8
Investments in associates	43	19	1
Deferred tax asset	222	190	216
Trade and other receivables	10	18	8

Current assets

Inventories	134	89	105
Investment in financial assets	—	—	353
Trade and other receivables	115	112	130
Income and mining taxes	6	11	9
Restricted cash	—	—	39
Cash and cash equivalents	253	53	101
Assets of disposal groups classified as held-for-sale	—	44	57

Total assets	2,055	1,932	2,577

F-83