Form 20-F/A
period 2009-06-30
HARMONY GOLD MINING CO LTD
filed 2009-11-12
CIK 1023514

As filed with the Securities and Exchange Commission on November 12, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
Amendment No.1
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

Explanatory Note
This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended June 30, 2009 originally filed with the Securities and Exchange Commission on October 26, 2009 (the “2009 20-F”), is being filed for the purposes of supplementing or amending the following section from the 2009 20-F:
Item 19. Exhibits
The 2009 20-F was filed showing the incorrect date on the certifications of the Chief Executive Officer and the Chief Financial Officer.
Item 19 has been updated to include the certifications of the Chief Executive Officer and the Chief Financial Officer in connection with this Amendment.
*******
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the 2009 20-F or reflect any events that have occurred after the 2009 20-F was originally filed.

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

Item 19. EXHIBITS

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

2.1	Notice to shareholders dated September 25, 2007 in respect of the Annual General Meeting held on November 26, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

2.2	Share Exchange Agreement between Avmin and Harmony to acquire the shareholding in Avgold dated February 16, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.3	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.4	Form of ADR (included in Exhibit 2.3).

2.5	Form of Harmony’s senior unsecured 13% bonds due June 14, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2001 filed on September 26, 2001).

2.6	Form of Global Bond (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

2.7	Bond Offering Circular dated October 14, 2004 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2004, as amended, filed on October 14, 2004).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2	Harmony 2006 Share Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.3	Sale of Shares Agreement amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited, and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.4	Subordination Agreement amongst Harmony, Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.5	First Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.6	First Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.7	Second Loan Agreement between Nedbank Limited and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.8	Second Ranking Cessation and Pledge between The ARM Broad-Based Empowerment Trust and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.9	Flow of Funds Agreement amongst Nedbank Limited, ARMgold Harmony Joint Investment Company (Proprietary) Limited, Harmony and The ARM Broad-Based Empowerment Trust signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.10	Harmony Undertaking amongst Harmony, ARMgold Harmony Joint Investment Company (Proprietary) Limited and Nedbank Limited signed on April 15, 2005 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.11	Term Loan Agreement with Rand Merchant Bank dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.12	Pledge Agreement in favor of FirstRand Bank Limited (acting through its Rand Merchant Bank division) dated March 9, 2006 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed on October 31, 2006).

4.13	Senior Facility Agreement among Nedbank Limited and Harmony Gold Mining Company Limited and the Guarantors named therein dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.14	Cessation and Pledge in Security by African Rainbow Minerals Gold Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.15	Cessation and Pledge in Security by Harmony Gold Mining Company Limited in favour of Nedbank dated on or about September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.16	Preference Share Subscription Agreement dated March 20, 2007 by and among FirstRand Bank Limited (RMB), Harmony and the subsidiaries named therein (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.17	Senior Bridge Loan Facility with RMB dated June 29, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.18	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.19	Sale Agreement with Randfontein Estates Limited, Clidet No. 726 (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.20	Shareholders Agreement between ARMGold/Harmony Joint Investment Company (Proprietary) Limited, Clidet No. 770 (Proprietary) Limited and Clidet No. 726 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.21	Sale of Shares and Claim Agreement with Randfontein Estates Limited, ARMGold/Harmony Joint Investment Company (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.22	Deed of Extinguishment of Royalty (Hidden Valley Project) dated May June 11, 2008 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.23	Senior Facility Agreement with Nedbank Limited dated September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.24	Master Lease Facility Agreement between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) dated June 14, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.25	Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009.

4.26	Master Purchase and Farmin Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Wafi Mining Limited, Morobe Exploration Limited, Newcrest PNG 1 Limited, Newcrest PNG 2 Limited and Newcrest PNG 1 Limited.

4.27	Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited.

4.28	Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited.

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited.

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meets all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs
Graham Briggs
Chief Executive Officer
Date: November 12, 2009

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