Form 20-F
period 2010-06-30
HARMONY GOLD MINING CO LTD
filed 2010-10-25
CIK 1023514

As filed with the Securities and Exchange Commission on October 25, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from      to
Commission file number: 001 — 31545
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
428,654,779 ordinary shares, with nominal value of Rand 50 cents per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
YES  ☐   NO  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
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
     In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “U.S. dollars” are to United States dollars.
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
PRESENTATION OF FINANCIAL INFORMATION
     We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into U.S. dollars) were prepared and filed with the U.S. Securities and Exchange Commission (“SEC”) in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS without reconciliation to U.S. GAAP. As per these rules, we include in this annual report our consolidated financial statements prepared in accordance with IFRS, translated into U.S. dollars. All financial information, except as otherwise noted, is stated in accordance with IFRS.
     In this annual report, we also present “total cash costs” and “total cash costs per ounce”, which have been determined using industry standards previously promulgated by the Gold Institute and are non-GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. While the Gold Institute has provided definitions for the calculation of total cash costs, the calculation of total cash costs and total cash costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures”.
     We have included the U.S. dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated (i) balance sheet items at the closing rate as reported by Reuters on the last business day of the period (R7.63 per US$1.00 as at June 30, 2010 and R7.72 per US$1.00 as at June 30, 2009), (ii) acquisitions, disposals and specific items included within equity at the rate prevailing at the date the transaction was entered into and (iii) income statement items at the average rate for the year (R7.58 per US$1.00 as at June 30, 2010, R9.00 per US$1.00 as at June 30, 2009 and R7.26 per US$1.00 for fiscal 2008). Capital expenditures for fiscal 2011 have been translated at the rates used for balance sheet items at June 30, 2010. By including these U.S. dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the U.S. dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated.

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
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
     We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into U.S. dollars) were prepared and filed with the SEC in accordance with U.S. GAAP. On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS without reconciliation to U.S. GAAP. As per these new rules, we changed our basis of presentation and have included in this annual report our consolidated financial statements prepared in accordance with IFRS, translated into U.S. dollars.
     The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS, including our audited consolidated financial statements as of June 30, 2010 and 2009 and for each of the years in the three years ended June 30, 2010 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2008, 2007 and 2006, and for each of the years in the two years ended June 30, 2007, has been extracted from our audited consolidated financial statements not included in this annual report as adjusted for discontinued operations and the accounting changes described below.
     During fiscal 2008, we early adopted IAS 23 (Revised) — Borrowing Costs. In accordance with the Revised Standard’s transitional provisions, we designated July 1, 2000 as the effective date and applied the requirements of the Revised Standard to all qualifying projects for which the commencement date of capitalization was on or after that date. The effect of this change on the 2007 and 2006 years has been included in the selected consolidated information below.
     Discontinued operations for the periods below include our Cooke and Orkney operations in South Africa, as well as our South Kalgoorlie and Mount Magnet operations in Australia, up to the date of their disposal. The assets and liabilities of the Cooke operation were first classified as held for sale in fiscal 2008 and the results of this operation presented as discontinued operations until the time of its disposal to Rand Uranium (Proprietary) Limited (“Rand Uranium”) in November 2008. The assets and liabilities of the Orkney and Australia’s South Kalgoorlie operations were first classified as held for sale in fiscal 2007, and the results of these operations reflected as discontinued operations in anticipation of their disposal in fiscal 2008. In fiscal 2010, Australia’s Mount Magnet operations were classified as held for sale and the results of the Mount Magnet operation presented as discontinued operations when an agreement for its disposal to Ramelius Resources Limited (“Ramelius”) was concluded. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations. See note 14 of the consolidated financial statements and Item 4. “Information of the Company — Business — International Operations”, “Information of the Company — Business — Orkney Operations,” Item 4. “Information of the Company — Business — Cooke Operations”.

	Fiscal year ended June 30,
	2010	2009	2008	2007	2006
		($ in millions, except per share amounts)
Income Statement Data
Revenue	1,489	1,277	1,269	1,116	937
Operating profit/(loss)	22	236	73	154	(104)
Profit/(loss) from associates	7	1	(11)	(3)	(17)
Profit/(loss) from continuing operations before taxation	24	238	(39)	156	(91)
Taxation	(44)	(22)	(65)	(39)	(22)
(Loss)/profit from continuing operations	(20)	216	(104)	117	(113)
(Loss)/profit from discontinued operations	(4)	95	74	(66)	22
Net (loss)/profit	(24)	311	(30)	51	(91)
Basic (loss)/earnings per share from continuing operations ($)	(0.05)	0.52	(0.26)	0.29	(0.29)
Diluted (loss)/earnings per share from continuing operations ($)	(0.05)	0.51	(0.26)	0.29	(0.29)
Basic (loss)/earnings per share ($)	(0.06)	0.75	(0.08)	0.12	(0.23)
Diluted (loss)/earnings per share ($)	(0.06)	0.74	(0.08)	0.12	(0.23)
Weighted average number of shares used in the computation of basic (loss)/earnings per share	426,381,581	414,120,732	400,750,167	397,910,797	393,727,012
Weighted average number of shares used in the computation of diluted (loss)/earnings per share	427,846,547	415,962,899	402,894,248	402,382,011	393,727,012
Dividends per share	0.06	—	—	—	—
Other Financial Data
Cash cost per ounce of gold from continuing operations ($/oz) (1)	801	583	600	484	448
Total cash cost per ounce of gold ($/oz) (1)	801	586	602	489	443
Balance Sheet Data
Assets
Property, plant and equipment	3,874	3,614	3,531	3,484	3,263
Assets of disposal groups classified as held for sale	32	—	197	182	—
Other assets	1,235	1,311	982	1,494	1,432
Total assets	5,141	4,925	4,710	5,160	4,695
Equity and liabilities
Total equity	3,828	3,824	3,172	3,366	3,249
Borrowings (current and non-current)	156	47	525	653	500
Liabilities of disposal groups held for sale	18	—	64	77	—
Other liabilities	1,139	1,054	949	1,064	946
Total equity and liabilities	5,141	4,925	4,710	5,160	4,695

(1)	Total cash costs and total cash costs per ounce are non-GAAP measures. Previously, we calculated cash costs per ounce by dividing total cash costs, as determined using the guidance previously provided by the Gold Institute, by gold ounces sold. During fiscal 2009, we changed the calculation, using gold produced as the denominator and therefore excluded the effect of the movement in the gold inventory from the cash cost amount. We believe that this change provides a better indication of the cash generating capabilities of our operations and also allows for a better comparison with other companies. The cash costs and cash cost per ounce have been re-presented for all periods prior to fiscal 2009. The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and was revised in November 1999. Total cash costs, as defined in the guidance previously provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination costs are included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Total cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Because total cash costs and total cash costs per ounce are non-GAAP measures, they should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. While the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of the mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of non-GAAP measures”.

EXCHANGE RATES
     Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (R7.63 per US$1.00 as at June 30, 2010), except for acquisitions, disposals and specific items included within equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts that are translated from Rand to U.S. dollars at the average exchange rate for the period (R7.58 per US$1.00 for fiscal 2010).
     As of October 18, 2010, the exchange rate per US$1.00 was R6.90. (1)
     The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. For periods prior to December 31, 2008, the following tables express the exchange rates in terms of the noon buying rate in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York. As of December 31, 2008, the Federal Reserve Bank ceased publication of the noon buying rate and, as such, the exchange rates for fiscal 2009 and 2010 are sourced from Reuters, being the closing rate at period end.

Fiscal Year Ended
June 30,	Average		Period End
2006	6.36	(2)	7.17
2007	7.20	(2)	7.04
2008	7.26	(2)	7.80
2009	9.00	(3)	7.72
2010	7.58	(3)	7.63

Month of	High	Low
May 2010	7.95	7.41
June 2010	7.82	7.50
July 2010	7.75	7.29
August 2010	7.38	7.19
September 2010	7.26	6.94
October 2009 (through October 18, 2010)	7.00	6.78

(1)	Based on the interbank rate as reported by Reuters.

(2)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	The daily average of the closing rate during the relevant period as reported by Reuters.
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

     The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten calendar years:

	Price per ounce
Calendar Year	High	Low	Average
	($)	($)	($)
2000	313	264	282
2001	293	256	271
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005	476	411	434
2006	725	525	604
2007	841	608	695
2008	1,011	713	872
2009	1,212	810	972
2010 (through October 18, 2010)	1,373	1,058	1,188
     On October 18, 2010, the afternoon fixing price of gold on the London Bullion Market was US$1,367.25 per ounce.
     While the aggregate effect of these factors is impossible for us to predict, if gold prices should fall below our cash cost of production and remain at such levels for any sustained period, we may experience losses and may be forced to curtail or suspend some or all of our operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. Our cash cost per ounce of gold produced from continuing operations was US$801 in fiscal 2010, US$583 in fiscal 2009 and US$600 in fiscal 2008.
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
As we currently do not enter into forward sales, commodity derivatives or hedging arrangements with respect to our future gold production, we are exposed to the impact of any significant decrease in the gold price.
     As a general rule, we sell our gold at the prevailing market price. Currently, we generally do not enter into forward sales, commodity derivative or hedging arrangements to establish a price in advance for the sale of future gold production, although we may do so in the future. As a result, we may realize the benefit of any short-term increase in the gold price, but are not protected against decreases in the gold price, and if the gold price decreases significantly, our revenues may be materially adversely affected.
Estimations of our gold reserves are based on a number of assumptions, including assumptions as to mining and recovery factors, future cash costs of production and the price of gold and may yield less gold under actual production conditions than currently estimated.
     The mineral reserve estimates contained in this annual report are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold which we believe can be mined, processed and sold at prices sufficient to recover our estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Our mineral reserves are estimated based upon a number of assumptions, and are stated in accordance with SEC Industry Guide 7. Our mineral reserve estimates are calculated based on estimates of:
•	future cash costs (which in some cases are assumed to decrease significantly);

•	future gold prices; and

•	future currency exchange rates.

     These factors, which are beyond our control, significantly impact these mineral reserve estimates. As a result, the reserve estimates contained in this annual report should not be interpreted as assurances of the economic life of our gold and other precious metal deposits or the future profitability of operations.
     Since these mineral reserves are estimates based on assumptions related to the factors detailed above, should there be changes to these, we may in the future need to revise these estimates. In particular, if our cash operating and production costs increase or do not decrease as assumed (whether in dollar, Rand, or other non-U.S. currencies terms, or in relative terms due to appreciation of the Rand and other non-U.S. currencies against the U.S. dollar) or the gold price decreases, the recovery of a portion of our mineral reserves may become uneconomical. This in turn will lead us to reduce our estimated reserves.
In order to maintain gold production beyond the expected lives of our existing mines or to increase production materially above projected levels, we will need to access additional reserves through exploration or discovery.
     Our operations have limited proven and probable reserves and exploration and discovery is necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature and may be unsuccessful, and involves many risks, including those related to:
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
     We currently maintain a range of focused exploration programs, concentrating on areas not too distant from our operational mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal 2010 and 2009, the bulk of exploration expenditure was allocated to activities in South Africa and Papua New Guinea (“PNG”). However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.
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
     Each of our mining operations is dependent on electrical power generated by the state utility Eskom, which holds a monopoly on the South African market. As a result of an increase in demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. During fiscal 2008, the electricity supply was interrupted by Eskom thereby halting production at certain of our mines. This led to management restructuring operating processes to control and reduce our consumption of electricity at all our operations. There have been no further disruptions and we have been able to continue production at 90% electricity allocation as required by the Energy Conservation Scheme (“ECS”) and interim rules imposed by Eskom. All operations were allocated an ECS allocation in line with the Eskom allocation and equipment and management structures were put in place to monitor and manage real-time consumption. Applications submitted to Eskom for additional energy allocation to the four future growth projects were approved, enabling us to proceed with the projects and to ramp-up to full capacity utilising Eskom power. We also submitted applications for additional power allocation for four metallurgical projects in the Free State, which were also approved by Eskom. Nevertheless, an insufficient supply of electricity may adversely affect our results of operations and financial condition.
     As a result of Eskom’s planned capital expansion program to deal with the current power constraints, an average 25% per annum tariff increase for the three year multi-year price determination period has been approved by the National Energy Regulator South Africa (“NERSA”). The first increase became effective on April 1, 2010. These increases will have a negative impact on our results of operations going forward.
     Also, see Item 5. “Electricity in South Africa.”
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
     As of June 30, 2010, we have substantial amounts of property, plant and equipment, goodwill and other assets on our consolidated balance sheets. We have recorded impairment charges relating to these assets and, if any one or a combination of the uncertainties described above occurs, management may be required to recognize further impairment charges, which could adversely affect our financial results and condition.
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
     The industrial risks identified above also present safety risks for our operations and our employees and can lead to the suspension and potential closure of operations for indeterminate periods. These and other safety risks, even in situations where no injuries occur, can have a material adverse effect on our operations and production. In addition, security issues need to be continually addressed, including the problem of criminal mining. See Item 4. “Regulation — Health and Safety Matters”.
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
     Our operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before it decreased significantly to 6.9% at the end of fiscal 2009 and to 4.2% by the end of 2010 fiscal year. However, working costs and wages especially, have increased considerably over the past three years resulting in significant cost pressures for the mining industry. In addition, electricity prices have increased by 25% in the current year and are expected to increase by 25% per year for the next two years as the national electricity provider, Eskom, incurs significant capital to expand capacity. Therefore the electricity trend in inflation has not yet filtered through to the mining industry. See Item 5. “Electricity in South Africa”.
     The inflation rate in PNG eased to 7.0% in the 2009 fiscal year (from 10.6% in 2008) and remained relatively stable at 7% for the 2010 fiscal year. Although the recent trend in the inflation figures point to a moderation in inflationary pressures, annual inflation remains significantly above those levels recorded in the years prior to 2008. While the strong international cost pressures experienced in 2008 were picked up in the official statistics, primarily through higher food and fuel prices, there is a concern that current domestic inflationary pressures are being understated in the official statistics produced by the National Statistical Office. For example, there are a number of domestic expenditure items such as the price of dwelling rentals which are reported to have been unchanged for the past two decades. This is despite the enormous increase in dwelling rents that have been observed over the past few years, which highlights inadequacies in the official statistics. Based on business liaison visits, anecdotal evidence suggests that inflation has been running at closer to 8.0% to 10.0% in the past year, with a number of businesses factoring these figures into their negotiations rather than using the official figures. Looking ahead to 2011, inflation is projected to be 8.0% compared to the budget estimate of 7.5%. The reason for the increase in forecast is mainly due to the Liquid Natural Gas project and the recovery in the global economy leading to high international food and energy prices. Labor costs have also increased due to availability of skilled labor as a direct consequence of major projects in PNG. The PNG currency has also remained relatively strong against the Australian and US dollar.
     Our profits and financial condition could be affected adversely if the cost inflation discussed above is not offset by a concurrent devaluation of the Rand and other non-U.S. currencies and/or an increase in the price of gold.
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
Our financial flexibility could be materially constrained by exchange control regulations as imposed by SARB.
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
     We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue to operate our business. The need to recruit, develop and retain skilled employees is particularly critical with respect to Historically Disadvantaged South Africans (“HDSAs”), women mining in South Africa and the recruitment and training of local landowners in PNG. The global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans has been exacerbated in the current environment of increased mining activity across the globe. Despite various initiatives in place, there can be no assurance that we will attract and retain skilled and experienced employees and, should we lose any of our key personnel, our business may be harmed and our results of operations and financial condition could be adversely affected. See Item 6. “Employees”.
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
     South African employment law sets out minimum terms and conditions of employment for employees. Though these minimum terms and conditions may be improved by agreements between us and the trade unions, the prescribed minimum terms and conditions form the benchmark for all employment contracts. See Item 6. “Employees”.
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
     The incidence of HIV & AIDS in South Africa and PNG, which is forecast to increase over the next decade, poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If a significant increase in the incidence of HIV & AIDS infection and HIV & AIDS-related diseases among the workforce over the next several years occurs, this may have an adverse impact on our operations, projects and financial condition. See Item 4. “Regulation — Health & Safety Matters”.
The cost of occupational healthcare services may increase in the future.
     Operations in PNG are subject to the following PNG Acts and Regulations: PNG Mining Act 1992, PNG Mining Safety Act 1997, PNG Mining Safety Regulation 1935 (updated 2006), and the PNG Environment Act 2000. As in other countries, enforcement of these acts and regulations has the potential to cause interruption to mining activities. The PNG Minerals Resources Authority (“MRA”) administers the safety and environmental legislation on behalf of the PNG Government and has the power to stop work or in extreme cases close a mine until the mine owner complies with the requirements of the MRA. The MRA also mediates in disputes between mine owners and landowners or between landowner groups.
     PNG has minimal health services in country and rural communities. We are putting in place health programs that will assist communities within our area of operations to have better access to health services in a sustainable manner through assistance with health facility upgrades, mentoring and education assistance to community health staff, malaria prevention programs, potable water solutions, as well as assistance with the development of small agriculture business.

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
     The Occupational Diseases in Mines and Works Act 78 of 1973, governs the payment of compensation and medical costs related to certain illnesses contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are available to our employees from our existing healthcare facilities in South Africa.
     There is a risk that the cost of providing such services and implementing the various programs could increase in future depending on changes in the nature of underlying legislation and the profile of our employees. This increased cost, should it transpire, is currently indeterminate. We have embarked on a number of initiatives focused on improving the quality of life of our workforce, although there can be no guarantee that such initiatives will not be adversely affected by increased costs.
Laws governing mineral rights affect our business.
     Our operations in South Africa and PNG are subject to legislation regulating mineral rights and the mining of those rights. In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act 2002 (“MPRDA”). See Item 4. “Regulation —South Africa” for a description of the principal objectives set out in the MPRDA.
     Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and renewable for periods not exceeding 30 years each thereafter), provided that mining companies applied for new order mining rights over existing operations within five years of May 1, 2004 or before the existing right expires, whichever was the earlier date and fulfill requirements specified in the MPRDA and the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry (“Mining Charter”). The licenses for all of our South African operations have been granted. We will be eligible to apply for new licenses over existing operations, provided we comply with the Mining Charter. Failure to comply with the conditions of the mining licenses could have a material adverse effect on our operations and financial condition.
     The Mining Charter was signed by government and stakeholders in October 2002, and contains principles relating to the transfer, over a 10-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs as defined in the Mining Charter. An interim target of 15% HDSA participation over five years was also set and to this end, the South African mining industry committed to securing financing to fund participation by HDSAs in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve target participation of 26%. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a scorecard, in which the levels of compliance with the objectives of the Mining Charter can be “ticked off” after five and ten years, respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resources and skills development; employment equity; procurement and beneficiation. In addition, the Mining Charter addresses socio-economic issues, such as migrant labor, mine community and rural development and housing and living conditions.
     Following a review of the progress made by the mining industry after five years of implementing the provisions of the Mining Charter , the Department of Mineral Resources (“DMR”) recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to
(i)	facilitate local beneficiation of mineral commodities;

(ii)	procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure;

(iii)	achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level;

(iv)	invest up to 5% per cent of annual payroll in essential skills development activities; and

(v)	implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which must be achieved by 2014.

     In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter (“the Scorecard”) makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights. Harmony obtained all of its licenses two years ago and has no reason to believe that our mining licenses will be cancelled or suspended.
     The MPRDA also makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008). The Act provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For the period since the royalty became effective on March 1, 2010 until June 30, 2010, the average royalty rate for our South African operations was 1.5% of gross sales.
     The Mining Act of 1992 (PNG) stipulates that mineral rights in PNG belong to the government of PNG and they have a statutory right to obtain up to a 30% participating interest in mining development projects. The government then issues and administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production.
     Production has commenced at our PNG mining operations and they are now subject to a 2% royalty payment to the government of PNG and local community groups. Should we desire to expand any of our initiatives in PNG operations into additional areas under exploration, these operations would need to convert the existing exploration licenses prior to the start of mining, and that process could require landowner title approval. There can be no assurance that any approval would be received.
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
     Our PNG operations are also subject to various laws and regulations relating to the protection of the environment, which are similar in scope to those of South Africa. See Item 4. “Regulation — Environmental Matters” for further discussion on the applicable legislation and our policies on environmental matters.

Our operations in South Africa are subject to water use licenses, which could impose significant costs and burdens.
     Under South African law, our South African operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, that mining operations achieve and maintain certain water quality limits regarding all water discharges, where these are applicable. The majority of the South African operations are lawful users having existing water permits in terms of the Water Act of 1954. Nevertheless, the South African operations have made applications to the relevant regional directors for water use licences in terms of the National Water Act, 1998. Submissions were made as early as 2003 and the organisation has been working closely with the Regional Directors in the review process and in fact a number of our operations have been issued with licences and / or draft licences.
     It is anticipated that the conditions of the licences may require Harmony to consider and implement alternate water management measures that may have a significant cost implication on our business. Any failure on our part to achieve or maintain compliance with the requirements of these licenses with respect to any of its operations may result in Harmony being subject to penalties, fees and expenses or business interruption due to revoked water licences. Any of the above could have a material adverse effect on our business, operating results and financial condition.
Compliance with emerging climate change regulations could result in significant costs to the Group, and climate change may present physical risks to our operations.
     Greenhouse gases (“GHGs”) are emitted directly by our operations and indirectly as a result of the consumption of electricity from external utilities. Emissions from electricity consumption are indirectly attributable to our operations. There are currently a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, in various phases of discussion or implementation. Both South Africa and PNG are non-Annex I countries and therefore do not have emission reduction targets under the Kyoto Protocol in the First Commitment Period, ending 2012. After the Climate Summit in Copenhagen in December 2009, South Africa committed to 30% clean energy by 2025 with the vision that South Africa’s GHG emissions should peak by 2020-2025 at the latest, plateau for a decade and then decline by 40% by 2050. South Africa is currently also developing a National Climate Change Response Policy which is expected to be completed by 2012. This policy will be translated into a legislative, regulatory and fiscal package from now until 2012.
     Our largest portion of GHG emissions are predominantly electricity related, with our electricity expenditure amounting to 10% of its operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications that the loss of energy has on both production and for health and safety reasons. GHG emissions regulation which would increase the price of energy, within reason, will not affect Harmony as significantly as regulation which stipulates emission thresholds, or sets technology standards which may result in an insecurity of energy supply. Already certain compliance costs from our power suppliers are being passed through to the group in the form of price increases. For instance, in South Africa since 2009, we pay a levy of R0.02 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in the future in South Africa or PNG, which could result in a significant increase in our costs.
     As our current mines have a life expectancy of up to 24 years, we are undertaking capital projects to sustain and increase production at the Phakisa, Doornkop, Kusasalethu, Tshepong and Hidden Valley operations. These expansions would extend the company’s mining operations by another 10 years or more, by which time GHG regulations are expected to be a permanent feature of the global economy. Future climate change regulation will therefore need to be considered for all Harmony’s extensions and acquisitions. All new greenfields and brownfield projects are required by company policy to consider the impact of climate change in their design and planning.
     Harmony is also likely to be exposed to GHG emission regulation thresholds specifically regarding leakage from refrigerant gas usage. Harmony will therefore be required to manage CFC-free refrigerant gas, and will consider using absorption chillers. This could have cost implications for the company.
     In addition, our operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt our operations and rehabilitation efforts, and could increase the health and safety risks at the operations. In addition, such events or conditions could have adverse effects on our workforce and in communities in close proximity to our operations.
     See Item 4. “Environmental Matters” for disclosure regarding our GHG emissions.

We may have potential exposure to rehabilitate ground water and radiation that may exist where we have operated and/or continue to operate.
Due to the interconnected nature of mining operations, any proposed solution for potential flooding and potential decant risk posed by deep ground water, needs to be a combined one supported by all the mines located in the goldfields. As a result, the DMR and affected mining companies are involved in the development of a Regional Mine Closure Strategy. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
     We have initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) these impacts may arise. Numerous scientific, technical and legal studies are under way to assist in determining the magnitude of possible contamination of ground water and to find sustainable remediation solutions. We have instituted processes to reduce possible future potential seepage and it has been demonstrated that Monitored Natural Attenuation (“MNA”) by the existing environment will contribute to improvement in some instance. The ultimate outcome of the matter cannot presently be determined and no provision for any liability that may result has been made in the financial statements.
Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
     We are incorporated in South Africa. Each of our directors and executive officers (and our independent registered public accounting firm) resides outside of the United States. Substantially all of the assets of these persons and substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to enforce a judgment against these persons or ourselves obtained in a court of the United States predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:
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
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions we may complete. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15. “Disclosure Controls and Procedures” for management assessment as of June 30, 2010. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.
     We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.
Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities
     The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares of ADSs are sold in the public market, or there is a perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares, ADRs or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings of additional ADS rights, letters of allocation or similar securities at any time or from time to time in the future.
Because we have a significant number of outstanding share options, our ordinary shares are subject to dilution.
     We have employee share option schemes as well as other share schemes. The employee share option schemes came into effect in 2001, 2003 and 2006. Our board has authorized up to 60,011,669 shares of the issued share capital to be used for these plans. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the future exercises of the options, through share schemes.
We may not pay dividends or make similar payments to our shareholders in the future.
     We pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and our capital expenditures and other cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act of South Africa and our Articles of Association. Cash dividends or other similar payments may not be paid in the future.
     In February 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. The amendments will be implemented in phases and are expected to become effective in the near future. Although this may reduce the tax payable on our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by shareholders.

Item 4. INFORMATION ON THE COMPANY
BUSINESS
History and Development
     We conduct underground and surface gold mining and related activities, including exploration, processing and smelting. We are currently the third largest producer of gold in South Africa, producing approximately 22% of the country’s annual gold output, and we ranked among the top 10 gold producers in the world, with operations and projects in South Africa and PNG. Our gold sales were approximately 1.4 million ounces of gold in fiscal 2010. As at June 30, 2010, our mining operations reported total proven and probable reserves of 48.1 million ounces, primarily from South African sources. In fiscal 2010, we processed approximately 19.8 million tons of ore.
     In fiscal 2010, 96% of our total gold production took place in South Africa. In fiscal 2010, approximately 91% of our South African gold came from underground mines, and approximately 9% came from our surface operations (which include the Kalgold opencast operation and the Phoenix operation). For more detailed information about our activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, see Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum and Articles of Association”.
     The majority of our exploration and evaluation done during fiscal 2010 has been focused on PNG. Our PNG exploration and evaluation opportunities are handled through the international office in Brisbane, Australia. Exploration in South Africa focused on the Evander South project, Joel North, Poplar and Tshepong.
     We were incorporated and registered as a public company in South Africa on August 25, 1950 (under registration number 1950/038232/06). We poured our first gold on September 11, 1954. In the early 1970’s, we merged with the Anglovaal mines, Merriespruit and Virginia, forming Harmony Gold Mining Company Limited. We then expanded from a single lease-bound mining operation into an independent, world-class gold producer. We acquired additional mineral rights in the Free State, Mpumalanga, Gauteng and North West provinces in South Africa when we acquired Lydex in 1997, Evander in 1998, Kalgold in 1999, Randfontein in 2000, ARMgold in 2003 and Avgold in 2004. We acquired the President Steyn 1 and 2 shafts, Loraine 3 shaft, Freddies 7 and 9 shafts as well as the President Steyn gold plant, collectively known as the Pamodzi Free State assets, from Pamodzi Gold Free State (Proprietary) Limited (In Liquidation) (“Pamodzi FS”) during fiscal 2010. These shafts have been included in the Bambanani and Target operations. In building our Australian portfolio, we acquired Hill 50 and New Hampton in Western Australia in 2001 and 2002, respectively, and started our exploration portfolio in PNG with projects in the Morobe province originally through our acquisition of Abelle in 2003. During fiscal 2009 and 2008, we disposed of several operations in South Africa and Australia, as well as 50% of our interests in gold and copper assets in PNG. See Item 4. “Disposals”.
     Our principal executive offices are located at Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa and the telephone number at this location is +27-11-411-2000.
South African Operations
     In South Africa, we operate a total of 10 underground operations, several surface operations including an open cast mine, and nine processing plants which are located in all of the currently known goldfields in the Witwatersrand basin of South Africa as well as the Kraaipan Greenstone Belt. These operations produced approximately 1.4 million ounces in fiscal 2010, and South Africa represented approximately 95% (or 45.6 million ounces) of our total proven and probable reserves. The deep level gold mines are located in four provinces in this basin, being the Free State province, Mpumalanga, the West Rand Goldfields in Gauteng province and the North West province. Surface operations are located in all these provinces.
     Ore from the shafts and surface material are treated at nine metallurgical plants in South Africa, located near the operations (five in the Free State province, two in the North West province, one in Mpumalanga and one in Gauteng). There is one plant on care and maintenance which can be restarted if additional processing capacity is required (St. Helena plant in the Free State province). We are currently demolishing two plants in the Free State — the Virginia plant’s demolishment is almost completed, while the process for Steyn plant will continue until fiscal 2012. Winkelhaak plant at the Evander operations was placed on care and maintenance during fiscal 2010, and the demolishment of the plant is expected to commence during the first half of fiscal 2011 and be completed by the end of the first half of 2012.

     As part of our “Back-to-Basics” strategy, which we embarked on in August 2007, management reassessed and restructured the manner in which operations are managed and evaluated. Each operation, consisting anywhere from a single shaft to a group of shafts, is managed by a team headed up by a general manager. See Item 4. “Harmony’s Management Structure”.
     Operations are classified as “Underground” or “Surface” with the reportable segments in South Africa being as follows:
•	Bambanani (includes Steyn 1 and 2 shafts), Doornkop, Evander, Joel, Kusasalethu (previously known as Elandsrand), Masimong, Phakisa, Target (includes Loraine 3, now known as Target 3), Tshepong and the Virginia operations (the Cooke operations were considered to be a reportable segment in fiscal 2008 and have been disclosed under discontinued operations until the time of its disposal in November 2008); and

•	All other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” and “Other — Surface”.
International Operations
     Our interests internationally are currently mainly located in PNG and represent 5% (or 2.5 million ounces) of our total proven and probable reserves.
     PNG operations
     In PNG, through our wholly-owned PNG-based subsidiaries, Morobe Consolidated Goldfields Limited (“Morobe Consolidated Goldfields”), Wafi Mining Limited (“Wafi”), Morobe Exploration Limited (“MEL”) and Harmony Gold (PNG) Exploration Limited (“HGEL”) we own development and exploration prospects.
In August 2008, Newcrest Mining Limited (“Newcrest”) acquired a 30.01% interest in our assets and tenements in the Morobe Province through the Morobe Mining Joint Venture. By the end of fiscal 2009, Newcrest had earned an additional 19.99% in terms of the farm-in agreement, resulting in Newcrest and us each owning a 50% interest in the joint venture. Through the joint venture, we continued with the process of building the Hidden Valley mine, with partial commissioning of the plant completed by the end of fiscal 2009. The plant was fully commissioned during the June 2010 quarter. The project at Wafi Golpu is at a Concept Study level, examining underground and open pit mining options. The project is expected to enter into pre-feasibility study in the new fiscal year.
     Australian operations
     At June 30, 2010, our interests in Australia consist solely of one site located at Mount Magnet in Western Australia. This site has been closed down and the plant has been put on care and maintenance since December 2007. Subsequent to the end of fiscal 2010, the Mount Magnet operations were sold to Ramelius, a mining company in Australia listed on the Australian Securities Exchange (“ASX”). The South Kalgoorlie operational assets and tenements, which we previously owned and which was also located in Western Australia, were sold to Dioro Exploration NL (“Dioro”) on November 30, 2007. Ore from the underground and surface material were treated at the two metallurgical plants in Australia (at Mount Magnet and at South Kalgoorlie prior to their sale).
     In July 2007, we entered into an agreement with Dioro pursuant to which Dioro acquired our South Kalgoorlie assets. The total purchase price was A$45 million (US$39.8 million), consisting of both a cash and share component. The share component entailed the issuance of 11.4 million Dioro shares valued at A$20 million (US$17.7 million), and a cash component of A$25 million (US$22.1 million). The transaction was subject to various conditions precedent, including a minimum capital raising by Dioro of A$35 million (US$30.9 million) by the completion date. On November 30, 2007, all conditions precedent were satisfied, and the transaction was completed and accounted for on that date.
     During fiscal 2009, we started an intensive drilling program at Mount Magnet and carried out feasibility studies in order to support our decision to either resume mining operations or sell it. A decision was taken by management during May 2010 to sell Mount Magnet, and at June 30, 2010, Mount Magnet is disclosed as held for sale and discontinued operation. We entered into a Share Sales Agreement with Ramelius for a total consideration of A$35.3 million (US$31.6 million) in cash plus replacement environmental bonds of A$4.7 million (US$4.2 million) totaling A$40.0 million (US$35.8 million) consideration. Final settlement of the transaction took place in July 2010.

Strategy
     Our focused strategy is based on two main pillars: safety and the competitive production of profitable ounces of gold. This strategy has its overall goal the production of 2 million safe and profitable ounces of gold by 2013. In striving for this, the intention is to transform Harmony into a sustainable company that has free cash flow that is able to generate earnings to fund both growth and dividends.
     Growing the company and generating free cash flow will entail:
•	growth in production ounces, by delivering into production the South African growth projects and by fully exploiting growth opportunities in PNG. An important element of this growth objective is the pursuit of geographic diversity;

•	exploring and expanding into new geographic regions, developing mines, acquiring low-cost assets and entering into joint ventures;

•	increasing levels of operational efficiency and productivity, to which end capital projects are being commissioned and achievable operational plans have been compiled; and

•	optimizing our asset portfolio, so as to yield lower-cost, more profitable, high-margin ounces. To this end our portfolio was reviewed and restructured.
Together, these actions will help us to achieve the targeted growth in ounces and generate free cash flow.
Achievement of these objectives will be driven by the following:
Safety
     Safety is our first priority. We are committed to zero fatalities, with various initiatives throughout the Group, from top management, filtering to every level through conscious and pragmatic effort. We also perform comprehensive safety auditing, and currently have 180 health and safety personnel trained as lead auditors on the OHSAS 18001 Standard in South Africa. We also conduct extensive back analysis to determine the root causes of accidents, to identify what could have been done to prevent them and what can be done in the future to prevent similar incidents.
     To ensure that the only acceptable production is safe production, we have linked remuneration to safety performance at all levels of the organization. We have focused a great deal of effort on addressing behavior, creating an awareness of safety-related issues and acknowledging and rewarding safety achievements.

Increasing production
     In the past few years, we have invested a great deal in the expansion of the production base in South Africa and PNG, with a focus on developing new mines at competitive cash costs and upgrading the overall quality of our portfolio. Production has started at our five projects, being Kusasalethu new mine, Doornkop South Reef, Tshepong sub 66 and sub 71 declines and Phakisa in South Africa, and Hidden Valley in PNG. These projects could deliver up to 1.1 million low-cost production ounces by 2013 and a reduction on overall cash costs per ounce. As these assets reach full production in the next few years, they will provide the cash flow necessary to allow us to fund growth in our exploration projects and other opportunities that may arise.
     We also have a number of additional development projects in South Africa, including surface sand dumps, rock dumps and tailings dams, where various feasibility and pre-feasibility studies are being conducted. We are investigating the treatment of the current arisings from the Tshepong, Phakisa and Masimong mines primarily for uranium, after which the gold will be extracted. In PNG, we have several greenfields and brownfields exploration projects, several within the Morobe Mining Joint Venture as well as prospects of which are wholly owned by us. Drilling results at the various sites are very encouraging, with Wafi-Golpu being rated as a world class discovery.
Adding to our asset portfolio
     We are always looking out for quality assets offering lower costs to add to our asset portfolio. We have identified and evaluated a number of assets in South Africa, elsewhere in Africa and in South East Asia, which may potentially fit our portfolio. Although we have not been able to identify any projects of sufficient value at a reasonable price, we continue to assess acquisition opportunities, provided they meet our acquisition criteria.
     We have, however, been very successful in acquiring valuable exploration tenements. Our aim is to enhance our competitive edge at an earlier stage in the pipeline, to expand our geographic diversity and to leverage off our existing base in one of the world’s premier new gold regions, PNG. As a result we have increased our exploration budget in the region by 72% for fiscal 2011. While returns may only be generated in the long term, we are confident that those returns will indeed be generated.
Restructuring for efficiency
     In the past year, we reviewed our asset base and in line with our strategy to deliver safe, profitable and sustainable ounces, and we restructured our asset portfolio. We closed several shafts that were no longer economically viable to operate, and entered into agreements to dispose of assets that no longer fit into our asset profile. These changes will allow us to focus on growing, developing and operating our portfolio of quality assets in South Africa and PNG.
Competitive Strengths
     We believe that the following strengths provide us with a competitive advantage:
Leading market position in the attractive gold industry
•	We believe that our size and leading market position enables us to undertake exploration and simultaneously develop multiple projects around the world, as well as secure capital on competitive terms.

•	The global gold industry offers a number of attractive industry fundamentals from which we benefit. This includes the absence of available substitutes, relatively high barriers to entry, and increasing gold producer concentration.

•	We are developing new mines at a planned lower cost per ounce than our current operations, which we believe will help make them robust enough to survive any margin squeeze and to withstand any reversal in the gold price. We expect the gold price to continue its upward trend in the medium term.
Significant reserves with long mine lives
•	Our mineral reserves as of June 30, 2010 amounted to 48.1 million ounces of gold spread across our assets in South Africa and PNG. This mineral reserve base is sufficient to support our existing production profile in excess of 10 years at current production levels. There has been a 0.1 million ounces year-on-year negative variance in mineral reserves due to normal depletion of 1.7 million ounces. Mine closures, the exclusion of projects previously included in reserves (Evander South), geology and scope changes resulted in a decrease of 2.6 million ounces. On the positive side, there is a net addition of 4.3 million ounces of mineral reserves from new acquisitions, Rand Uranium (attributable interest of 40%), surface projects and other positive adjustments from the operations.

•	Of our 48.1 million ounces of reserves, 38.2 million ounces are classified as above infrastructure and 9.9 million ounces re classified as below infrastructure (reserves for which capital expenditure has still to be approved).
Highly attractive project pipeline
•	We have a diverse portfolio of gold development projects spread across South Africa and PNG. These projects include Kusasalethu, Doornkop, Tshepong and Phakisa in South Africa, and Hidden Valley in PNG, which, when developed, could deliver up to 1.1 million ounces of production by 2013.

•	We believe the relatively higher grade of these South African deposits and/or lower cost base will result in these ounces being produced at highly competitive cash costs. This in turn may result in a reduction in our overall cash cost position as these new projects are commissioned.

•	In addition to these projects, we have a number of additional development prospects that are being considered and progressed, including the processing of sand dumps and tailings dams in our tailings projects, the processing of rock dumps, and developing the Wafi-Golpu copper/gold deposit in PNG, which, when all developed, could increase production.

•	We have also expanded our exploration skill base, evidenced by our progress in PNG.

•	We formed Rand Uranium, to which we have transferred our Cooke assets to optimize the value of our uranium deposits.
Positive gold market outlook
•	In the midst of volatile tumultuous global investment markets, the gold market has demonstrated great resilience and a positive upside. The price performance throughout fiscal 2010 supports our positive outlook for gold and, given our operational imperatives, we will seek to contain costs, increase output and optimize our margins.

•	The gold price hit a high of US$1,261 per ounce on June 28, 2010 and, subsequent to year-end, an all-time high of US$1,373.25 on October 14, 2010. On October 18, 2010, it was US$1,367.25 per ounce, which is 30% higher than it was for the same time the previous year.

•	We believe the fundamental drivers behind increased demand and decreased new supply of gold will remain in the future, which will in turn support a higher gold price over this period. As an unhedged gold producer, we will benefit from a rising gold price environment.
Increased focus on earnings margins and cost
•	Our aim remains to improve profitability. At an operational level we have put in place an intensive process of business planning, with benchmarks and targets we believe to be realistic.

•	We are committed to lower our cost base and extensively benchmark our costing parameters both internally among our operations, and externally against other gold producers. Stringent cost cutting and cost control programs have been implemented.

•	We are confident that the benefits of our restructuring process and ongoing cost focus will be sustained in the long term, and as a result, our ability to withstand any future adverse market conditions has been significantly enhanced.
Conservative balance sheet and low gearing
•	We maintain a conservative gearing policy and seek to fund ongoing capital expenditure (excluding growth projects) through cash generated from existing operations.

•	Our low level of gearing should provide us with the ability to utilize debt to fund capital and development expenditure requirements for our new projects.

Experienced management team with significant industry expertise
•	Our senior management team consists of experienced mining executives with extensive industry backgrounds combined with geological and metallurgical expertise.

•	Our senior management team has a proven track record in developing and managing the operations under its control, and has demonstrated an ability to optimize underperforming assets as well as developing new projects around the world.
Leading Black Economic Empowerment strategy
•	We are proud to be a South African company that fully embraces the country’s transformation initiatives. We are approximately 14.6% owned by African Rainbow Minerals Limited (“ARM Limited”), a black empowerment company in which our chairman, Patrice Motsepe, owns an interest. Of our total production profile, 36% of our South African ounces are attributed empowerment ounces.

•	We believe that we have gone beyond the requirements of the Mining Charter by ensuring that our HDSA partners are truly empowered, that we are largely managed by a HDSA Board, and that we continue to engage with black shareholders and/or partners to find more opportunities to invest in BEE transactions and involve HDSA partners.

•	We will continue to embrace empowerment as part of our growth strategy and we acknowledge that empowerment forms a fundamental part of our business into the future.
Principal Investments
     We have concluded several other strategic transactions within and outside South Africa in the last three fiscal years, which are summarized below.
     During fiscal 2010, we acquired the President Steyn 1 and 2 shafts, Loraine 3 and the Freddies 7 and 9 shafts, along with the President Steyn gold plant, collectively known as the Pamodzi Free State assets, for R405 million (US$53 million). The assets were acquired from Pamodzi FS, a subsidiary of Pamodzi Gold Limited (“Pamodzi”), which is an associate of Harmony.
     During fiscal 2009, we reached an agreement with African Vanguard Resources (Doornkop) (Proprietary) Limited (“AVRD”) to re-acquire AVRD’s 26% interest in the Doornkop mining right. In March 2010, the condition precedent to the agreement became effective. As a result the 26% interest in the Doornkop mining right was transferred from AVRD to Harmony in exchange for our repayment of the Nedbank loan of R244 million (US$33.4 million) and the issue of 2,162,359 Harmony ordinary shares. In terms of the agreement, 975,419 of these shares are to remain in escrow until May 2014.
     In August 2009, we acquired 100% interest in two new exploration tenements, the Mount Hagen and Amanab Projects, in PNG.
     On April 17, 2009, we exchanged our interest in Dioro for shares in Avoca Resources Limited (“Avoca”). See Item 4.“Disposals”. In terms of the offer by Avoca, we received one Avoca share for every three Dioro shares held. The market value of the Avoca shares on the date was US$4.2 million (A$1.50 per share).
     On December 1, 2008, we issued 3,364,675 shares to Rio Tinto plc (“Rio Tinto”) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at US$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint venture partners. The effect of the transaction will be to reduce the cost of any gold produced at Wafi.
     On November 21, 2008, we transferred our Cooke operations to Rand Uranium in exchange for cash of US$209 million and a 40% interest in Rand Uranium. See Item 4. “Disposals”.
     On February 27, 2008, the Group acquired a 32.4% interest in Pamodzi after disposing of its Orkney assets. See Item 4. “Disposals”.

Disposals
     See Item 8. “Recent Developments” for disposal made after the reporting date.
     In June 2010, the group sold the Jeanette prospecting rights to Taung Gold Limited for a total consideration and profit of R75 million (US$10 million).
     On January 18, 2010, we disposed of our investment in our Australian subsidiary, Big Bell Operations (Proprietary) Limited (“BBGO”), to Fulcrum Resources (Proprietary) Limited (“Fulcrum”) for A$3.5 million (US$3.2 million) in cash and replacement environmental bonds of A$3.2 million (US$3.0 million), resulting in total consideration of A$6.7 million (US$6.2 million).
     During September and October 2009, we sold our interest in Avoca into the market for a total consideration of R42 million (US$5.8 million).
     On April 17, 2009, we disposed of our Dioro shares in exchange for shares in Avoca. On that date, the market value of the Dioro shares was A$0.50 per share, or US$4.2 million.
     On November 21, 2008, we transferred our Cooke assets to our wholly-owned, newly formed subsidiary, Rand Uranium, for the consideration of US$328 million, settled with Rand Uranium shares. In a related transaction on the same date, 60% of these shares were sold to Pamodzi Resources Fund 1 LLP (“PRF”) for US$197 million. US$40 million was paid on the effective date and the balance of US$157 million, together with interest at 5% per annum, was paid on April 20, 2009. The conditions precedent for the second part of the Rand Uranium transaction, relating to the sale of the Old Randfontein assets, were fulfilled on April 22, 2009. Additional shares were issued in settlement and 60% of these shares were sold to PRF. PRF paid its portion of the purchase price, amounting to US$12 million, in cash on April 20, 2009. We recognized a gain of US$171 million on these transactions.
     During fiscal 2009, we disposed of 50% of our interest in our PNG assets in three tranches to Newcrest. The first tranche of 30.01% was disposed of on July 31, 2008 in exchange for US$229 million in cash, which was received on August 7, 2008. On February 28, 2009, the second tranche of 10% was disposed of in terms of the farm-in agreement. Newcrest earned in a further 9.99% interest by contributing to the capital expenditure at Hidden Valley as well as with a cash payment of US$6 million on June 30, 2009. A net profit of US$112 million was realized for the total disposal.
     On February 27, 2008, we disposed of our Orkney operations to Pamodzi in exchange for 30 million listed ordinary shares, the market value of which was R345 million (US$46.5 million).
     On November 30, 2007 the South Kalgoorlie operations were sold to Dioro in exchange for 11.4 million listed ordinary shares, the market value of which was, when issued on December 5, 2007, US$17.7 million (A$20 million), as well as cash of US$22.1 million (A$25 million). A loss of US$8.8 million (A$9.8 million), net of tax, was realized.
     On August 24, 2007, the Group disposed of 13,095,079 ordinary Gold Fields shares. The proceeds amounted to R1,310 million (US$182.9 million), resulting in a loss of R459 million (US$63.2 million).
Hedging Policy
     We have consistently maintained a policy of not entering into forward sales, commodity derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. As a result of this policy, board approval is required when hedging arrangements are proposed.
     Where any such gold hedging position is acquired, our policy is to eliminate any such positions existing within acquired companies as soon as this can be achieved through sound, commercially advantageous transactions. There may, however, be instances where certain hedge positions in acquired companies need to be kept in place for contractual or other reasons. In line with this policy, we have historically closed out hedging arrangements inherited through our acquisitions. Our revenues are sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar, as all the revenues are generated by gold sales denominated in U.S. dollars. We do not enter into forward sales, commodity derivatives or other hedging arrangements to establish a Rand and/or other non-U.S. currency to U.S. dollar exchange rate in advance for the sales of our future gold production, although we may do so in the future.

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
     We conduct exploration activities on our own or with joint venture partners. As at June 30, 2010, our prospecting interest in South Africa measured 67,922 hectares (167,833 acres), 344,522 hectares (851,329 acres) in PNG and 39,885 hectares (98,560 acres) in Australia (including Mount Magnet). We spent US$29 million on exploration in fiscal 2010 and the bulk of exploration expenditure was allocated to activities in PNG and South Africa. In fiscal 2011, we intend to carry out exploration in PNG and at Poplar, Masimong and Joel North in South Africa.
Mining
     The mining process can be divided into two main phases: (i) accessing the orebody and (ii) mining the orebody. This basic process applies to both underground and surface operations.
•	Accessing the orebody.

In our South African underground mines, access to the orebody is by means of shafts sunk from the surface to the lowest economically and practically mineable level. Horizontal development at various intervals of a shaft (known as levels) extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. Horizontal development at various intervals of the decline extends access to the horizon of the mineral to be mined. The declines are advanced on a continuous basis to keep ahead of the mining taking place on the levels above. In our open-pit mines, access to the orebody is provided by overburden stripping, which removes the covering layers of topsoil or rock, through a combination of drilling, blasting, loading and hauling, as required.

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
Processing
     We currently have nine operational metallurgical plants in South Africa. We also have a metallurgical plant at the Hidden Valley project in PNG. The principal gold extraction processes we use are carbon in leach, or CIL, and carbon in pulp, or CIP.
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

In most of our metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL or CIP processes. Gold in solution at one of our plants is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Cathode sludge or dore bars produced from electro- winning is now currently sent directly to the Rand Refinery. Most of the South African plants no longer use smelting to produce rough gold bars (dore). Our South African zinc precipitation plants continue to smelt precipitate to produce rough gold bars. These bars are then transported to the Rand Refinery, which is responsible for refining the bars to a minimum of good delivery status.
     All the production from our South African operations is sent to the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. The Australian and PNG gold production for fiscal years 2008 to 2010 was refined in Australia at an independent refiner, The Perth Mint Australia (previously known as AGR Matthey).
     The South African government has emphasized that the production of value-added fabricated gold products, such as jewelry, is an important means for creating employment opportunities in South Africa and has made the promotion of these beneficiation activities a requirement of the Mining Charter described in Item 4. “Information on the Company — Regulation — Mineral Rights”. We support jewelry ventures in South Africa.
Harmony’s Management Structure
     We have a de-centralized management structure that is based on small, empowered management teams led by General Managers at each of our operations. In South Africa, the General Managers report to Alwyn Pretorius and Tom Smith, the Chief Operations Officers, and are responsible for business optimization, mineral reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations. The General Managers are supported by a Mineral Reserve Manager, a Financial Manager, a Human Resources Manager and a Technical Manager in ensuring the growth and long-term sustainability of the operations
     Morobe Mining Joint Venture consists of three unincorporated joint ventures (Hidden Valley Mine Joint Venture (“HVJVM”), Wafi-Golpu Mine Joint Venture (“WGMJV”) and Morobe Exploration Joint Venture (“MEJV”) which are owned 50/50 by respective Harmony and Newcrest 100% owned subsidiaries (“owners”).
     The Joint Ventures are managed by a Joint Venture Committee (“JVC”) appointed by the respective owners. The JVC is responsible for the supervision of each of the three Joint Ventures, and implementation of the owners’ policy and strategy. The members act as owner representatives within the unincorporated joint ventures.
     Three legal operator entities (“operator co.”), Hidden Valley Services Proprietary Limited, Wafi Golpu Services Limited and Morobe Exploration Services Limited have been established and appointed as operator of / agent for the respective unincorporated joint ventures (HVMJV, WGMJV and MEJV). Shareholding is held equally by the owners who appoint a board of directors (“board”) for each operator co.
     The respective operator co. boards appoint Operational Steering Committees and General Managers who are responsible for implementation of the operating plan as approved by the JVC as well as making recommendation to the JVC for growth and sustainability. The General Managers report to the Operational Steering Committees. The General Managers are supported by functional managers.
Capital Expenditures
     Capital expenditures for continuing operations incurred for fiscal 2010 totaled US$442 million compared with US$487 million for fiscal 2009 and US$500 million for fiscal 2008. In Rand terms, the capital expenditure decreased by 23% from fiscal 2009. For fiscal 2010, the capital development at PNG accounted for 16% of the total, with development at Phakisa and Kusasalethu accounting for 14% and 13%, respectively. Capital development also took place at the Doornkop South Reef Project and Tshepong Sub 71 Declines, as well as at the newly acquired President Steyn and Loraine shafts. The capital expenditure, including the non-cash portion, in fiscal 2009 was primarily related to the development of the PNG assets, which accounted for 41% of the project capital expended. The majority of this development was funded by Newcrest in terms of the farm-in agreement. Capital was also expended on the Doornkop South Reef Project, Tshepong Sub 71 Decline, as well as Phakisa and the Kusasalethu New Mine. During fiscal 2008, the increased development in PNG accounted for 39% of the project capital expended in the year, with the balance being expended at the Doornkop South Reef Project, Phakisa, Tshepong Sub 66 and 71 Declines and the Kusasalethu New Mine.

     The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Construction at these projects has been completed in certain areas, and production, if not yet at full capacity, has started from these areas at all our current growth projects. Capital will still be expended at these projects in the next two to three years to complete construction. During fiscal 2010, the projects were funded from the Company’s cash reserves, as well as by the loan facility from Nedbank.
     Capital expenditure for discontinued operations, incurred for fiscal 2010 totaled US$nil, compared with US$10 million for fiscal 2009 and US$42 million for fiscal 2008.
     We have budgeted approximately US$452 million for capital expenditures in fiscal 2011. Details regarding the capital expenditures for each operation are found in the individual mine sections under “Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed.
Reserves
     As at June 30, 2010, we have declared proven and probable reserves of 48.1 million ounces, broken down as follows: 45.6 million ounces in South Africa and 2.5 million ounces in PNG. Of our 48.1 million ounces of mineral reserves, 9.9 million ounces are classified as below infrastructure (that is, reserves for which capital expenditure has yet to be approved). There has been a 0.1 million ounces year-on-year negative variance in mineral reserves due to the following reasons:
•	normal depletion of 1.7 million ounces;

•	mine closures, the exclusion of projects previously included in reserves (Evander South), geology and scope changes resulted in a decrease of 2.6 million ounces; and

•	a net addition of 4.3 million ounces of mineral reserves from new acquisitions, Rand Uranium (attributable interest of 40%), surface projects and other positive adjustments from the operations.
     We use the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”), which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term “mineral reserves” herein, which has the same meaning as “ore reserves”, as defined in the SAMREC code. Our reporting of the PNG Mineral Reserves complies with the Australian Code for the Reporting of Mineral Resources and Mineral Reserves (“JORC”) of the Australian Institute of Mining and Metallurgy. This code is materially the same as the SAMREC Code. In reporting of reserves, we have complied with Industry Guide 7 of the U.S. Securities and Exchange Commission.
     For the reporting of Mineral Reserves at our South African and PNG operations, we use a gold price of US$950 per ounce. An exchange rate of R8.19 per U.S. dollar is used for South Africa and for PNG an exchange rate of US$0.83 per Australian dollar is used giving a gold price of R250,000 per kilogram and A$1,145 per ounce, respectively. These gold prices have also been used in mine planning.
     In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. This is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:
•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R250,000 per kilogram;

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).
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

     The open pit reserve at Hidden Valley (PNG) is defined by a pit design based on the Whittle open pit optimization program guiding the most efficient mine design given this constraint.
     The mineral reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The mineral flow-related modifying factors used to convert the mineral resources to mineral reserves through the life-of-mine planning process are stated for each individual operation. For these factors, historical information is used, except if there is a valid reason to do otherwise. Because of depth and rock engineering requirements, some shafts design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for unpay and geological losses.
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
     The PNG resources are hosted in large porphyry or related mesothermal geological systems. Data is gained through diamond drilling using PQ down to NQ sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing is typically on less than 20 meter centers for Measured category, 20 to 40 meter centers for the Indicated category and greater than 40 meters for Inferred category material. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analyzed at a National Association of Testing Authorities accredited commercial laboratory. Some sample preparation is done at the mine site laboratory. Extensive Quality Assurance/Quality Control work is undertaken and data is stored in an electronic database.

Our mining operations’ reported total proven and probable reserves as of June 30, 2010 are set out below:
Mineral Reserves statement (Imperial) as at June 30, 2010

OPERATIONS	PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
GOLD	Tons	Grade	Gold oz(1)	Tons	Grade	Gold oz(1)	Tons	Grade	Gold oz(1)
	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)
South Africa Underground
Bambanani	4.8	0.294	1,406	0.1	0.202	25	4.9	0.292	1,431
Joel	1.3	0.182	240	1.6	0.163	264	2.9	0.172	504
Masimong	6.0	0.149	894	2.1	0.148	306	8.1	0.149	1,200
Phakisa	0.7	0.136	94	21.3	0.237	5,065	22.0	0.234	5,159
Target	5.5	0.173	954	12.5	0.148	1,847	18.0	0.156	2,801
Tshepong	14.5	0.155	2,247	10.4	0.156	1,626	24.9	0.156	3,873
Virginia	3.0	0.134	407	1.7	0.135	223	4.7	0.134	630
Doornkop	1.7	0.092	160	2.7	0.103	277	4.4	0.098	437
Kusasalethu	13.8	0.195	2,680	25.8	0.187	4,834	39.6	0.190	7,514
Evander	2.5	0.210	520	1.8	0.266	470	4.3	0.234	990
Evander(below infrastructure)	—	—	—	46.6	0.212	9,895	46.6	0.212	9,895
Rand Uranium (2)	2.4	0.122	299	4.8	0.100	484	7.2	0.108	783
Total South Africa Underground	56.2	0.176	9,901	131.4	0.193	25,316	187.6	0.188	35,217

South Africa Surface
Kalgold	24.1	0.024	575	8.3	0.031	258	32.4	0.026	833
Free State Surface	—	—	—	1,021.3	0.007	7,212	1,021.3	0.007	7,212
Evander Surface	—	—	—	223.7	0.008	1,897	223.7	0.008	1,897
Rand Uranium Surface (2)	33.8	0.008	286	9.7	0.013	127	43.5	0.010	413
Total South Africa Surface	57.9	0.015	861	1,263.0	0.008	9,494	1,320.9	0.008	10,355
Total South Africa	114.1		10,762	1,394.4		34,810	1,508.5		45,572

Papua New Guinea (3)
Hidden Valley	4.2	0.062	260	26.8	0.052	1,382	31.0	0.053	1,642
Hamata	—	—	—	3.2	0.061	196	3.2	0.061	196
Golpu	—	—	—	39.0	0.018	694	39.0	0.018	694
Total Papua New Guinea	4.2	0.062	260	69.0	0.033	2,272	73.2	0.035	2,532

GRAND TOTAL	118.3		11,022	1,463.4		37,082	1,581.7		48,104

In addition to the gold reserves, we also report our attributable reserves for silver, copper and molybdenum from our PNG operations. Metal prices are assumed at US$14/oz for silver, US$2/lb for copper and US$13/lb for molybdenum.

SILVER	Tons	Grade	Silver oz (1)	Tons	Grade	Silver oz (1)	Tons	Grade	Silver oz (1)
	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)
Papua New Guinea (3)
Hidden Valley	4.2	1.038	4,320	26.8	1.036	27,726	31.0	1.036	32,046

COPPER	Tons	Grade	Cu lb (1)	Tons	Grade	Cu lb (1)	Tons	Grade	Cu lb (1)
	(million)	(%)	(million)	(million)	(%)	(million)	(million)	(%)	(million)
Papua New Guinea (3)
Golpu	—	—	—	39.0	1.025	882	39.0	1.025	882

MOLYBDENUM	Tons	Grade	Mo lb (1)	Tons	Grade	Mo lb (1)	Tons	Grade	Mo lb (1)
	(million)	(lb/ton)	(million)	(million)	(lb/ton)	(million)	(million)	(lb/ton)	(million)
Papua New Guinea (3)
Golpu	—	—	—	39.0	0.231	9	39.0	0.231	9

(1)	Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

(2)	Represents Harmony’s attributable interest of 40%

(3)	Represents Harmony’s attributable interest of 50%
Note: 1 ton = 907 kg = 2,000 lbs
     Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section.

Worldwide Operations
Description of Property
     The following is a map of our worldwide operations:

     Our operational mining areas in South Africa are set forth below:

	Hectares	Acres
Doornkop	2,941	7,267
Kusasalethu	5,113	12,634
Free State (includes Masimong and Virginia operations)	22,583	55,802
Tshepong and Phakisa	10,799	26,683
Bambanani	2,356	5,821
Joel	2,162	5,342
St Helena	5,856	14,471
Kalgold	615	1,520
Evander	36,898	91,174
Target (includes Loraine)	7,952	19,649
Total	97,275	240,363
In Australia and PNG, we hold granted tenements as set forth below:

	Hectares	Acres
Mount Magnet (sold in July 2010)	39,885	98,560
PNG	344,522	851,329
Total International Operations	384,407	949,889
TOTAL	481,682	1,190,252
     We acquired new tenements in PNG for exploration in fiscal 2010.
     In line with the rest of the South African mining industry, and in an effort to reduce costs, we have been rationalizing our mineral rights holdings in recent years. Accordingly, over the past three years, we have disposed of our shares and participation rights in areas within and outside of South Africa in which we have not actively pursued mining. However, in some cases we have retained certain participation rights and option clauses in properties and mining rights we have disposed of. We may continue to investigate further disposals.
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
     Our Wafi project comprises the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme and host the gold mineralization. Gold mineralization occurs as extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about one kilometer northeast of the Wafi gold orebody. It is a porphyry (diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo together with mineralization in the surrounding metasediment. The mineralized body can be described as a porphyry copper-gold “pipe”.

Harmony’s Mining Operations — Overview
     In South Africa, we conduct underground mining at 10 operations:
•	Bambanani (includes Steyn 1 & 2 Shafts from February 2010);

•	Doornkop;

•	Evander (consists of Evander 2 & 5, 7 and 8);

•	Joel;

•	Kusasalethu (formerly Elandsrand);

•	Masimong;

•	Phakisa;

•	Target (consists of Target 1, and as of February 2010 Loraine 3 (now Target 3) and Freddies 7 & 9 shafts);
•	Tshepong; and

•	Virginia operations (consists of Harmony 2, Merriespruit 1 & 3, Unisel and Brand 3 & 5).
     During fiscal 2008, the Cooke operations (consists of Cooke 1, 2 and 3 Shafts) were considered to be a reportable segment. An effective 60% interest in these operations was sold on November 21, 2008 and the results for the five months up to that date have been included in discontinued operations for fiscal 2009.
     We conduct surface mining at five sites (all included in “Other — Surface”):
•	Evander;

•	Free State (also known as Phoenix);

•	Freegold;

•	Kalgold;

•	Target.
     Surface mining was conducted at Randfontein’s Cooke operations up to the date of sale in fiscal 2009 and the Cooke plant has been classified as discontinued operations along with the Cooke operations.
     Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). We are conducting studies to determine the feasibility of further retreatment projects in the Free State, including uranium extraction from material.
     Internationally, we conduct mining activities in PNG at the Hidden Valley mine, which is a joint venture, known as Morobe Mining Joint Venture, between Harmony and Newcrest in which we each have a 50% interest.
     We previously conducted mining at the following two sites in Australia:
•	Mount Magnet — The site was put on care and maintenance at the end of December 2007. A decision was taken by management during May 2010 to sell the operation and in July 2010 the disposal was finalized — See Item 8 “Recent Developments”.

•	South Kalgoorlie — we finalized the sale of this operation with Dioro on November 30, 2007 — See “Disposals” above.
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
     Previously, we disclosed cash costs and cash cost per ounce which including the movement in inventory and calculated using gold ounces sold as a denominator. These amounts have been re-presented for all comparative periods in the discussions and production analyses below following the changes to the calculation of these measures. See Item 3. “Selected Financial Data — Selected Historical Consolidated Financial Data.”
     Where we have translated the Rand amount budgeted for capital expenditures in 2011 into U.S. dollars, we have used the closing rate at the balance sheet date.
South African Mining Operations
Unless indicated otherwise, the discussions below are for continuing operations.

Underground
Bambanani
Introduction: We acquired Bambanani when we, in January 2002, acquired the Freegold operations from AngloGold Ashanti Limited (“Anglogold”) through a 50% joint venture with African Rainbow Minerals Gold Limited (“ARMgold”). In September 2003, we acquired 100% of these operations when ARMgold became a wholly owned subsidiary. During February 2010, we acquired President Steyn 1 & 2 Shafts in the transaction with Pamodzi FS. These shafts have been incorporated into Bambanani. These operations are located in the Free State province. Production from the operations is processed through Harmony 1 Plant.
History: Exploration, development and production history in the area of the Freegold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly-owned subsidiary of Anglogold in June 1998.
     In 1998, President Steyn Gold Mine (Free State) (Proprietary) Limited (“PSGM”) was formed after purchasing shafts from various individuals. During 2002, the mine was sold to Thistle Mining Inc, an international company with interests in the Philippines and South Africa. The mine struggled to make operational profits, and Thistle undertook a restructuring program in 2006, which together with an increase in the Rand gold price resulted in positive operational cash flows. In February 2008, PSGM was purchased by Pamodzi FS. The mine was operated from that time until March 2009, when Pamodzi FS was placed into liquidation.
Geology: The operations are located in the Free State Goldfield, which is on the southwestern edge of the Witwatersrand basin. The Free State Goldfield is divided into two sections, cut by the north-south striking De Bron Fault. This major structure has a vertical displacement of about 1 500 metres in the region of Bambanani, as well as a lateral shift of 4 kilometres. Bambanani is to the west of the De Bron Fault. The reefs generally dip towards the east. Mining is conducted in the Basal reef.
Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks.
     The Bambanani mine consists of a surface shaft and a sub-shaft. Mining is conducted at depths ranging from 1,911 and 3,680 meters. Activities at the mine include mining the Basal Reef and remnant pillar extraction. The primary mining challenges at these operations are seismic risks, ventilation and fire avoidance. Bambanani is classified as a seismically active operation with seismic activity monitoring systems installed to do active seismic risk evaluation. The seismic activity monitoring systems were upgraded during fiscal 2010.
     The conversion of Bambanani into a high-grade, low-volume operation continued during fiscal 2010. There was greater emphasis on disciplined mining through the year and in particular on the achievement of daily tramming and hoisting targets, as well as efficient vamping and clean mining. Following a fatal fall of ground in the second quarter of fiscal 2010, extensive changes were made to the mining method in the steeply dipping, high-stope-width panels in the lower levels of the sub-shaft. Although these changes, from breast to down-dip mining, temporarily led to reduced volumes mined while alterations to mining plans and methods were implemented, these revisions proved successful regarding both safety and production performance.
     Greater attention is also being given to the improvement of the blast cycle by increasing the number of blasts per panel in the sub-shaft (historically difficult, high channel steep stopes) and the delivery of higher volumes to maintain plant throughput at targeted levels.
     Two raise lines were completed in the sub-shaft area and on-reef development has come to an end here. Development is under way in preparation for the extraction of the shaft pillar. Mining in the sub-shaft area will come to an end in the next three years, following which the remaining mining will take place around the high-grade shaft pillar. Mining of the shaft pillar will take eight years. Backfill will be used to minimize ground control-related risks when mining begins in the shaft pillar in June 2012.
     Steyn 1 consists of a main shaft and two sub-decline shafts. No mining activities have taken place at the shaft since acquisition due to an underground fire. The shaft has been placed on care and maintenance.

     Steyn 2 consists of a main shaft and two sub-decline shafts. Equipping of the Steyn 2 shaft is underway. Face length flexibility, infrastructural shortcomings and heat are the main obstacles to production here. Progress was made with the decline shaft infrastructure and the haulage from 73 level to Bambanani is being rehabilitated to assist Steyn 2 in maintaining its shaft bottom and keeping it clean of spillage. Areas affected by heat problems at Steyn 2 are now being supplied with chilled water from Bambanani and temperatures have substantially improved. A feasibility study is being conducted on the extraction of the shaft pillar, which is expected to cost US$2.4 million.
     During fiscal 2010, Bambanani accounted for 9% (8% in 2009 and 8% in 2008) of our total gold production.
Safety: Regrettably a fatality occurred at Bambanani during fiscal 2010 (2009: one) and the lost time injury frequency rate (“LTIFR”) was reported as 9.29 per million hours worked (2009: 7.48). After year-end, during September 2010, a fall of ground resulted in eight employees being trapped. Tragically, two employees died, with the other six being rescued, several having sustained injuries.
     Safety at these operations receives constant and high-level attention.
Plants: The ore from Bambanani, along with ore from Tshepong and Phakisa, is sent to Harmony 1 Plant for processing. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by fully-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion.
     The following table sets forth processing capacity and average tons milled during the fiscal 2010 for the Harmony 1 Plant:

Average Milled for
	Processing	the Fiscal Year
Plant	Capacity	Ended June 30, 2010
	(tons/month)	(tons/month)
FS 1	463,000	429,000
     In fiscal 2010, Harmony 1 Plant recovered approximately 95.9% of the gold contained in the ore delivered for processing. The plant achieved one year lost time injury free during fiscal 2010.
Production analysis:

	Fiscal Year Ended June 30,
Bambanani	2010	2009	2008
Production
Tons (‘000)	582	570	912
Recovered grade (ounces/ton)(1)	0.227	0.213	0.170
Gold produced (ounces)(1)	133,007	121,530	154,879
Gold sold (ounces)(1)	134,165	119,665	158,985
Results of operations ($)
Product sales (‘000)	146,971	102,645	128,346
Cash cost (‘000)	98,289	72,343	101,962
Cash profit (‘000)	48,682	30,302	26,384
Cash costs
Per ounce of gold ($)(1)	723	611	639
Capex (‘000) ($)	27,300	5,779	14,737

(1)	1,061 ounces were produced by Steyn 2 and sold. The revenue has been credited against capital expenditure as the shaft is not in production yet. The cost of these ounces has not been included in the cash cost per ounce amount. The calculation of grade also excludes these ounces.
     Tons milled from Bambanani decreased to 570,000 in fiscal 2009 compared with 912,000 in fiscal 2008. Ounces produced were 121,530 in fiscal 2009, compared with 154,879 in fiscal 2008. This decrease was due to the restructuring of the shaft due to power constraints but was offset by a better recovered grade, which increased from 0.170 in fiscal 2008 to 0.213 in fiscal 2009.
     Cash costs per ounce for Bambanani were US$611 in fiscal 2009, compared with US$639 in fiscal 2008. The costs per ounce decreased by 4% in fiscal 2009, due to an increase in grade mined offset by an increase in the cost of labor and supplies and the effect of inflation on supply contracts.

     Tons milled from Bambanani increased to 582,000 in fiscal 2010 compared with 570,000 in fiscal 2009. Ounces produced were 133,007 in fiscal 2010 compared with 121,530 in fiscal 2009. This increase was due to better recovered grade, which increased by 0.014 ounces per ton compared to fiscal 2009.
     Cash costs per ounce for Bambanani were US$723 in fiscal 2010, compared with US$611 in fiscal 2009. The costs per ounce increased by 18% in fiscal 2010 compared with fiscal 2009, due to increases in the costs of labor and supplies, combined with the increase in power and water costs year on year of 37% (utility costs comprise approximately 22% of cash costs).
     The rock hoisting capacity at Bambanani is 116,000 tons per month. The average tons milled in fiscal 2010 were 48,500 tons per month where we planned 54,500 tons per month for fiscal 2010.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 4.9 million tons (1.4 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2021. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Bambanani incurred approximately R207 million (US$27.3 million) in capital expenditure in fiscal 2010, primarily to extract the shaft pillar (R72 million (US$9.4 million)) and to equip the two Steyn shafts (R94 million (US$12.4 million).We budgeted R250 million (US$32.8 million) for capital expenditure in fiscal 2011, primarily for the access development for the shaft pillar extraction (R163 million (US$21.4 million)) and the Steyn shafts (R66 million (US$8.7 million).
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
     The Doornkop operation lease area is bounded by and lies to the south-east of the major north-easterly striking Roodepoort Fault, which dips to the south and constitutes the southern edge of the Witpoortjie Horst Block or Gap. This Horst Block is comprised of the stratigraphically older sediments of the West Rand Group, the overlying Central Rand Group sediments having been removed by erosion. A number of other faults, forming part of and lying southeast of the Roodepoort Fault, including the Saxon Fault, also constitute conspicuous structural breaks. A second major fault, the Doornkop Fault, which trends in an east west direction occurs towards the southern portion of the lease area. This fault dips to the south and has an up-throw to the north. Nearly the entire upper Witwatersrand section is present in the lease area and therefore all the major zones are present, though due to the distance of the area from the fan head, the number of economic bands and their payability is limited. Eight of the well-known reefs are present in the area, but only the Kimberley Reef and South Reef are considered viable at this stage. The resource is concentrated in the Kimberley and South Reefs. The Kimberley Reef is contained in the Vlakfontein Member of the Westonaria Formation. This reef, also known as the K9 Reef horizon, rests on an unconformity and is a complex multi-pulse conglomerate, which can be separated into four facies or cycles. All four cycles consist on average of an upper conglomerate and a lower quartzite. The characteristics of every cycle are area-dependent and the grades are variable within each cycle. The South Reef is approximately 900 meters below the current Kimberley Reef mining, and between 7.5 and 60 meters above the Main Reef horizon. The hanging wall to the South Reef consists of siliceous quartzites with non-persistent bands of “blue-shot” grit and thin argillite partings. The footwall to the South Reef is a light colored and fairly siliceous quartzite. Secondary conglomerate bands and stringers in the hanging wall and footwall of the South Reef may contain sporadic gold values. The general strike of the reef is east-west, with a dip from 10 to 20 degrees. The orebody at Doornkop has a strike length of 4km and a width of 4km from west to east.
     During fiscal 2010, the gathering of additional geological information from on-reef development and exploration drilling on the South Reef resulted in an increase in confidence to successfully build up maximum production. The geological, depositional, facies & evaluation models receive regular attention and are being expanded as the new data becomes available. A 3-D geological model was developed for the mine. This model incorporates the Kimberley, South & Main Reefs.
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
     The Doornkop South Reef Project was announced on January 22, 2003. The project involved the deepening of the Doornkop main shaft to 1,973 meters to access the South Reef between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The estimated final capital cost is R1,772 million (US$233.7 million) with R1,470 million (US$193.9 million) spent as of June 30, 2010.
     Production from the Kimberley reef section of the mine continued in the trackless sections and will continue for a further four years while the build-up of production from the South Reef sections continues. The development of the geological model of the Kimberley reef to identify target areas for exploration may result in an extension of the four year plan currently in place. The Kimberley section constantly underperformed during the 2010 year, mainly due to the low availability of trackless equipment. The purchase of a new trackless fleet will improve production in fiscal 2011.
     The South Reef exceeded planned gold production for the year as a result of the logistical constraints being alleviated and the grade being higher than expected. The main pump station on 207 level was completed in August 2009 and is now able to provide sufficient pumping capacity to support the build-up to maximum production in 2015. During fiscal 2010, the winder compartments were subsequently equipped and the conveyor belt on 212 level (shaft bottom) was completed. There were however delays encountered with the equipping of the shafts as a result of shaft time constraints. These constaints resulted in a change in the scope of the project following the delays.
     The most significant achievement for fiscal 2010 was the build-up achieved in gold production that increased by 49% from fiscal 2009. This increase was driven by an increase in production from the South Reef.
     During fiscal 2010, Doornkop accounted for 5% (3% in 2009 and 2% in 2008) of our total gold production.
Safety: The safety record at Doornkop during fiscal 2010 was as follows: in terms of LTFR of 5.50 (2009: 6.25) per million hours worked achieved at Doornkop compared favorably with the group average of 7.72 (2009: 9.35). Regrettablly there were two fatalities at Doornkop during fiscal 2010.
     A greater focus on safety-related matters led to streamlined procedures and improved training, maintenance and behavior.
Plants: The processing facilities presently comprises of one operating plant, the Doornkop metallurgical plant. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which was used to treat waste rock and other surface accumulations. It is now treating all ore from underground mining at the Doornkop and some of the ore from Rand Uranium’s Cooke operations. The plant is serviced by a surface rail network from the Cooke shafts and by a conveyor belt configuration system from Doornkop shaft.
The following table sets forth processing capacity and average tons milled during fiscal 2010 for the Doornkop plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
Doornkop	242,500	146,429
     In fiscal 2010, the Doornkop plant recovered approximately 94.6% of the gold contained in the ore delivered for processing. During fiscal 2010 a split-stream configuration that isolates the Doornkop ore from the Rand Uranium ore was adopted to improve the accuracy of gold accounting to the respective companies.
Production analysis:

	Fiscal Year Ended June 30,
Doornkop	2010	2009	2008
Production
Tons (‘000)	595	605	494
Recovered grade (ounces/ton)	0.105	0.070	0.089
Gold produced (ounces)	62,694	42,150	44,038
Gold sold (ounces)	62,275	43,211	44,143

	Fiscal Year Ended June 30,
Doornkop	2010	2009	2008
Results of operations ($)
Product sales (‘000)	68,169	38,128	35,489
Cash cost (‘000)	54,042	31,253	31,014
Cash profit (‘000)	14,127	6,875	4,475
Cash costs
Per ounce of gold ($)	822	804	749
Capex (‘000) ($)	45,097	43,918	48,039
Tons milled from Doornkop were 605,000 in fiscal 2009, compared with 494,000 in fiscal 2008. Volumes increased, largely as a function of the increase in tons mined at the South Reef workings (296,000), as well as an increase in the stoping width at the Kimberley reef mining. Ounces produced were 42,150 in fiscal 2009, compared 44,038 in fiscal 2008. The decrease in ounces sold was primarily due to the lower recovery grade. The recovered grade deteriorated to 0.070 in fiscal 2009, compared with 0.089 in fiscal 2008, mainly due to the decline in the grade mined from the Kimberley reef trackless mining sections. Production from trackless areas will continue during the build-up phase of mining from the South Reef project areas. Grade from the South Reef project was negatively affected by the large unavoidable volumes of development waste rock that were included in the reef stream which resulted in diluted head-grade. South Reef ore is now hoisted separately from waste which resulted in much improved recovered grades during the final two months of fiscal 2009.
     Cash costs per ounce of gold were US$804 in fiscal 2009, compared with US$749 in fiscal 2008. The increase was mainly from labor, consumables and services cost. Labor cost increased due to an increase in labor to cater for the new South reef production levels and from annual wage increases. Consumable costs increased as a result of the South reef production build-up where additional square meters were mined. In addition significant increases in power cost (38%) and company overhead cost (78%) were incurred, measured against fiscal 2008.
     Tons milled from Doornkop were 595,000 in fiscal 2010, compared with 605,000 in fiscal 2009. Although throughput remained flat, the higher grade South Reef made up a much larger portion of total ore milled than in fiscal 2009. This change in the mix of milled tons resulted in an increase in recovered grade to 0.105 in fiscal 2010, compared with 0.070 in fiscal 2009. Ounces produced were 62,694 in fiscal 2010, compared with 42,150 in fiscal 2009.
     Production from trackless areas in the Kimberley Reef section will continue through the build-up phase of mining from the South Reef project areas.
     Cash costs per ounce of gold were US$822 in fiscal 2010, compared with US$804 in fiscal 2009. This increase was mainly from labor, services and consumables costs. Labor costs increased due to an increase in labor to cater for the new South Reef production levels and from annual wage increases. Consumable costs increased as a result of the South Reef production build-up where additional square meters were mined. In addition, significant increases in power cost (35%) were incurred, measured against fiscal 2009.
     The hoisting capacity of the Doornkop shaft is 185,000 tons per month. The average tons milled in fiscal 2010 were 49,583 tons per month.
     On a simplistic basis, assuming no additional resources are identified, at expected production levels, it is foreseen that: the reported proven and probable mineral reserve of 4.4 million tons (0.4 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2024.
Capital Expenditure: Harmony incurred R342 million (US$45.1 million) in capital expenditure in fiscal 2010 at Doornkop, primarily for shaft equipping, supporting infrastructure, development and rolling stock for material and rock transport. The planned capital expenditure for fiscal 2011 is R320 million (US$41.9 million) at the Doornkop South Reef project. Total project expenditure incurred amounts to R1,470 million (US$193.9 million) as of June 30, 2010.
Evander Operations
Introduction: The Evander operations are located in the province of Mpumalanga in South Africa and comprise of an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines into a mining right of 36,898 hectares and additional adjacent Prospecting Rights comprising 19,933 hectares. Ore is treated at the Kinross plant, after the closure of the Winkelhaak plant following the closure of Evander 7 and 2 and 5 shafts.
History: Gold mining in the Evander Basin began in 1955. Eventually, four mining operations were established at Evander. In 1996, as a result of the depletion of mineral reserves, all four mining areas were merged to form Evander Gold Mines Limited. In August 1998, Harmony acquired Evander as a wholly-owned subsidiary.

Geology: The area covered by Evander’s mining authorization and mineral rights is situated within the Evander basin, a geologically discrete easterly extension of the main Witwatersrand Basin. Only one economic reef type, the Kimberley Reef, is mined at Evander. In addition to the faulting of the reef horizon, there are numerous dykes and sills that complicate the mining layouts, the most significant of which is an extensively developed dolerite footwall sill that occasionally intersects the Kimberley Reef, causing displacements within it.
Mining Operations: The Evander operations are primarily engaged in underground mining but a limited amount of surface material, containing gold, from the surface cleanup operations are also processed. These operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and high rock stress related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas is indicated in the drilling, appropriate preventative action is taken. In fiscal 2004, an agreement was reached with the unions for the implementation of Conops at Evander. Downsizing and restructuring of the 7 Shaft area resulted in labor surpluses and it was also decided to stop Conops in fiscal 2008 at Evander 5 Shaft. Subsequently, Conops has also been stopped at Evander 8 Shaft in June 2010.
     A due diligence of the operations during fiscal 2010 led to the conclusion that the only economically viable shaft was Evander 8. Mining operations at Evander 2 and 5 and 7 shafts ceased during the year and Evander 8 was restructured. The shaft infrastructure at Evander 7 will be utilised by Evander 8 for the pumping of water and the hoisting of rock as well as being available for use as a second escape. High temperatures underground, caused by ventilation return capacity restrictions at Evander 8 remained problematic and hampered production.
     Once the restructuring of Evander had been completed, a feasibility study was undertaken which proved the viability of Evander 8. Greater attention was given to this shaft and a re-engineering project was implemented which involves not just the deepening of the decline but its repositioning within the high grade payshoot. This will give immediate access to the high-grade areas between 24 and 25 level, and will contribute to improved productivity with consequent financial benefits. The project’s parameters include the optimisation of logistics, cooling and ventilation as well as an upgrade of the refrigeration plant.
     Following the closure of the Evander 2 and 5 shafts as well as the Winkelhaak plant, a one-year clean up program commenced at and in the vicinity of the plant. The aim of this program, which will continue into fiscal 2011, is to clean up any metal contained in the plant footprints, to process rock from the rock dumps in the vicinity, to rehabilitate the Winkelhaak plant, and to clean the surface rail network.
     Evander 9 Shaft was re-opened to establish the feasibility of mining high grade areas in limited quantities in an effort to improve the mine call factor. It was subsequently decided to put the exercise on hold in fiscal 2010 due to discouraging results.
     Because of the closure of Evander 2 and 5 and 7 Shafts, the services departments at Evander were downsized and incorporated under the management of Evander 8 Shaft during fiscal 2010.
     Potential exists at several areas in Evander:
Evander South
•	The exploration drilling program was completed and the pre-feasibility study re-done.

•	The pre-feasibility study gave a negative net present value and it was decided not to proceed to the feasibility study at this stage.
Shaft 7 portion of the 2010 Payshoot
•	Project at exploration stage following the geological study.

•	Underground development, to be used as an underground drilling platform, advanced 233 meters (or 19%). This is intended for investigation of the 7 Shaft flank of the postulated 2010 payshoot.

•	Feasibility study to follow, pending confirmation of the mineral resource in this area.

•	This project is on hold following the closure of the shaft.
Twistdraai and Shaft 6
•	Joint Venture with the African Precious Minerals (“APM”) was formed to explore these two target areas.

•	APM may earn in a 52% equity stake upon completion of the full bankable feasibility study for each area.

•	A conceptual study was completed and approval given during fiscal 2010 for the project to proceed to pre-feasibility.

•	Surface drilling will commence in fiscal 2011.

•	Subsequent to year-end, we entered into an agreement with Taung Gold Mining Limited for the sale of these assets. Refer to Item 8. “Recent Developments.”

Rolspruit
•	This is a future mining area on the down-dip extension of the 8 shaft payshoot.

•	Synergies with the current 8 Shaft deepening are being considered.
Poplar
•	Surface exploration drilling is required to bring this project into the full bankable feasibility study.

•	Surface drilling was started in fiscal 2010 and is continuing throughout 2011.

•	Results from the drilling will be used to update the pre-feasibility study.
In fiscal 2010, the Evander operations accounted for approximately 8% (12% in fiscal 2009 and 12% in fiscal 2008) of Harmony’s total gold production.
Safety: The safety record at the Evander operations in terms of LTIFR of 7.41 (2009: 10.39) per million hours worked during fiscal 2010 is favorable when compared to the group average of 7.72 (2009: 9.35). There were regrettably two fatalities at Evander during fiscal 2010 (2009: two fatalities).
Plants: Evander has one active processing plant, the Kinross plant. Ore from Evander 8 is hoisted directly to and treated at the Kinross plant, which is a hybrid CIP/CIL plant.
     The following table sets forth processing capacity and average tons milled during fiscal 2010 for the operating plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
Kinross	220,460	97,788
     In fiscal 2010, the plant at Evander operations recovered approximately 94.2% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Evander operations	2010	2009	2008
Production
Tons (‘000)	869	1,241	1,447
Recovered grade (ounces/ton)	0.129	0.153	0.160
Gold produced (ounces)	111,724	190,075	231,799
Gold sold (ounces)	111,499	195,668	240,037
Results of operations ($)
Product sales (‘000)	120,092	168,180	192,978
Cash cost (‘000)	113,327	110,869	125,995
Cash profit (‘000)	6,765	57,311	66,983
Cash costs
Per ounce of gold ($)	1,018	572	526
Capex (‘000) ($)	23,100	23,352	33,388
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
     The increase in cash costs from US$526 per ounce in fiscal 2008 to US$572 per ounce in fiscal 2009 was attributable primarily to the decrease in gold ounces produced in fiscal 2009 compared to fiscal 2008 due to the successful restructuring and downscaling at Evander 7 that was implemented in January 2008. Cash costs decreased from US$125.9 million to US$110.9 million, primarily as a result of the closure of Evander 7.

     Tons milled at the Evander operations were 869,000 in fiscal 2010, compared with 1,241,000 in fiscal 2009, and ounces produced 111,724 in fiscal 2010 compared with 190,075 in fiscal 2009. The decrease in tons milled is predominantly attributable to the closure of Evander 2 and 5 and 7 Shafts. Recovered grade was 0.129 ounces per ton in fiscal 2010, compared with 0.153 in fiscal 2009.
     The increase in cash costs from US$572 per ounce in fiscal 2009 to US$1,018 per ounce in fiscal 2010 was attributable primarily to the decrease in gold ounces produced in fiscal 2010 compared to fiscal 2009 due to the closure of Evander 2 & 5 and 7.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 4.3 million tons (0.99 million ounces) (excluding the below infrastructure reserves) will be sufficient for the Evander operations to maintain production until approximately fiscal 2021 at Evander 8. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R175 million (US$23.1 million) in capital expenditures at the Evander operations in fiscal 2010. The expenditure was primarily for ongoing development, abnormal expenditure for the upgrading of the infrastructures as well as phase 6 of the No 2 Decline at Evander 8 and 2 ventilation bore holes. Harmony budgeted R196 million (US$25.7 million) for capital expenditures in fiscal 2011 primarily for ongoing development and the upgrading of major equipment.
Joel
Introduction: Joel is located in the Free State province, on the south-western edge of the Witwatersrand basin. The mine comprises of two shafts, North and South shafts. Previously ore mined at Joel was transported to Central Plant, 38 kilometers away, for processing, but since the recommissioning of the Joel plant in November 2009, the ore is now processed on site.
History: Joel was purchased from a subsidiary of AngloGold at the same time as the rest of the Freegold assets in January 2002.
Geology: Joel is mining the shallow flat-dipping Beatrix/VS5 Reef. This varies from a single-pebble lag to a multiple conglomerate, often showing mixing of the reef with some of the overlying lower grade VS5 (mixed pebble conglomerate) material. None of the other reefs are present this far south, having sub-cropped against the Beatrix Reef.
Mining operations: These operations are subject to the underground mining risks detailed in the Risk Factors section.
     Scattered mining takes place on the Beatrix Reef, down to a depth of some 1,400 meters. Upgrading of the infrastructure at North Shaft is currently in progress.
     Volumes mined during fiscal 2010 were negatively affected by a mud slide at the bottom of North shaft, a guided rope shaft. A temporary mud press was subsequently installed and mud is removed daily from the bottom of the shaft. Despite this, raise boring of the North shaft expansion to 129 level was completed although hoisting constraints resulted in the equipping of the shaft deepening project to 129 level being delayed. An extensive program to rectify the problems experienced with North shaft had begun by the end of June 2010. While production at Joel has progressively moved to the deeper portions of the mine, the North Shaft, which accesses these areas, was never fully equipped for this and adjustments to the shaft spillage arrangements are now being made retrospectively. The modifications being made include:
•	changing the winder from sinking to production mode;

•	installing larger skips; ensuring that emergency egress is available; raise boring the lift shaft from 121 to 129 level; and

•	improving cleaning arrangements at the shaft bottom.
Operations were halted while these changes were under way. The shaft resumed operations in August 2010, once repairs to the shaft bottom had been completed. In the interim, the Joel plant has been processing waste to maximise gold production. The opportunity will be taken to install the permanent spillage arrangement during December 2010.
     Once mining from 129 level has begun, production is expected to peak at around 78,000 ounces annually. To ensure that the production targets are met, plans have been put in place to ensure the operability of the North shaft and conduct a planned maintenance program to minimise breakdowns, to maintain blast advances and to assess the feasibility of mining below 129 level to 137 level. A successful drilling program has been completed and a pre-feasibility study is in progress.
     During fiscal 2010, Joel accounted for 5% of our total gold production (4% in fiscal 2009 and 3% in fiscal 2008).

Safety: Safety at Joel deteriorated during fiscal 2010. After having no fatalities for two years, there was tragically one fatality, the result of a rockfall, during fiscal 2010. However, the LTIFR at Joel of 4.26 (2009: 2.59) per million hours worked compared favorably with the group average of 7.72 (2009: 9.35).
Plants: The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and place the plant under care and maintenance. Joel Plant was re-commissioned in November 2009 and the plant is currently running with two mills at 80,000 tons per month. The current monthly capacity is 88,185 tons of rock, which is made up of 55% reef and 45% waste rock dumps.
     The following table sets forth processing capacity and average tons milled during fiscal 2010 for the operating plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
Joel Plant	88,185	71,378
     In fiscal 2010, the Joel Plant operations recovered approximately 93% of the gold ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Joel	2010	2009	2008
Production
Tons (‘000)	484	566	449
Recovered grade (ounces/ton)	0.133	0.116	0.133
Gold produced (ounces)	64,495	65,684	59,557
Gold sold (ounces)	63,788	64,784	61,215
Results of operations ($)
Product sales (‘000)	69,150	55,862	51,557
Cash cost (‘000)	50,017	40,649	39,131
Cash profit (‘000)	19,133	15,213	12,426
Cash costs
Per ounce of gold ($)	792	636	638
Capex (‘000) ($)	11,587	6,183	5,375
     Tons milled from Joel increased to 556,000 in fiscal 2009, compared with 449,000 in fiscal 2008. This was due to the rehabilitation work done on North Shaft. Further work was done to improve the smooth operation, which included the reconditioning of the liquid controller, installing an additional cooling tower, increasing lubrication intervals of the guide ropes on the south side. There was also a significant increase in square meters from 60,752 in fiscal 2008 to 83,413 in fiscal 2009.
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
     Ounces produced were 65,684 in fiscal 2009, compared with 59,557 in fiscal 2008. The increase in tons positively influenced ounces produced. Recovery grade decreased to 0.116 in fiscal 2009, compared with 0.133 in fiscal 2008.
     The cash costs for Joel increased to US$40.6 million in fiscal 2009, compared with US$39.1 million in fiscal 2008. This increase was due to wage and salary increases granted to labor, as well as an increase in labor complement to increase stoping panels from 16 to 18. Development labor also increased as development meters increased from 2,141 meters in 2008 to 3,554 meters in 2009. An afternoon shift was also introduced to reduce the underground lockup tons. This was done with contract labor, which increased the contractor costs. There was a substantial increase in electricity charges, which came about due to the electricity shortage experienced.
     Cash costs per ounce were US$636 in fiscal 2009, compared with US$638 in fiscal 2008. This decrease was primarily attributable to the increased tonnage due to the increase in square meters in 2009 compared to 2008 as well as a decrease in lockup tons year on year.

     The decrease in tons milled from 566,000 in fiscal 2009 to 484,000 in fiscal 2010 is mainly due to the lift shaft between 110 level and 121 level being stopped as a project was initiated to deepen this shaft from 121 level down to 129 level to enable the mining of 129 level. This entailed raising a borehole from 129 level to 121 level. This extension was then equipped, resulting in all men and material having to travel down raise lines, which slowed the delivery of material to the working places and also impacted on stoping and development crews’ face time. This also resulted in a decrease in square meters from 83,413 in fiscal 2009 to 78,229 in fiscal 2010.
The increase in cash costs for Joel from US$40.6 million in fiscal 2009 to US$50.0 million in fiscal 2010 is due to wage and salary increases granted. Development labor also increased as development meters increased from 3,554 meters in 2009 to 4,537 meters in 2010. Development costs were also severely impacted by costs to contain excessive fissure water encountered during development of level 129. Also impacting on costs was a substantial increase of 32% in electricity rates.
     Cash costs per ounce were US$792 in fiscal 2010, compared with US$636 in fiscal 2009. This decrease was primarily attributable to the increase in costs as discussed above, and the reduction in ounces recovered due to the drop in tonnage due to closure of the lift shaft.
     The rock hoisting capacity at Joel is 50,000 tons per month. The average tons milled in fiscal 2010 was 40,333 tons per month.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 2.9 million tons (0.5 million ounces) will be sufficient for Joel to maintain underground production until approximately 2017. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred R88 million (US$11.4 million) in capital expenditures at Joel in fiscal 2010 on the shaft bottom cleaning at North Shaft, the lift deepening project, and general replacement and maintenance. Capital budgeted for fiscal 2011 is R66 million (US$8.7 million) , primarily for deepening the lift shaft from 121 level to 129, to enable mining on 129 level and to equip it, spillage skip at North Shaft and LED projects.
Kusasalethu (formerly Elandsrand)
Introduction: Kusasalethu is located near Carletonville in the North West province of South Africa. The assets and associated liabilities were purchased during fiscal 2001 for approximately R1 billion (US$128.4 million) from Anglogold. Ore from the operation is treated at the Kusasalethu plant. The name of Elandsrand was changed to Kusasalethu on January 23, 2010. The rebranding and name change was based on entrenching a culture, endorsed by both management and the unions, to ensure safe, productive mining.
History: Gold mining began at Kusasalethu in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand. The sub-vertical shafts at Elandsrand, which accessed the deeper part of the VCR reef in the lease area, were completed in 1984. The deepening of the sub-vertical shafts to approximately 3,600 meters below surface has been completed after the deepening project was commissioned in 1991. Activities are currently focused on accessing and opening up areas of the new mine and on the development and construction of support infrastructure.
Geology: At Kusasalethu we primarily exploit the Ventersdorp Contact Reef, or VCR, the Carbon Leader Reef, or CLR and the Elsburg Reef. Only the VCR is economic to mine and has been mined at depths below surface between 1,600 and 3,400 meters with future production to take place up to 3,600 meters below surface at the Kusasalethu operations. The VCR consists of a narrow (20 centimeters to 2 meters) tabular orebody of quartz pebble conglomerates hosting gold, with extreme lateral continuity. The VCR strikes east-northeast and has a regional dip of 21 degrees to the south-southeast. Local variations in dip are largely due to the terrace-and-slope palaeotopography surface developed during VCR deposition.
Mining Operations: The Kusasalethu mine is subject to the underground mining risks detailed in the Risk Factors section.
     The Kusasalethu mine has the challenge of developing a new mine underneath the original mine after the shaft was deepened to access the deeper part of the VCR orebody. The operation is still hampered by the lack of flexibility, an issue that will be addressed by the full commissioning of the new mine. Due to the operating depths of the Kusasalethu underground operations, seismicity and high rock stress are significant risks at the mine. Steps were taken during fiscal 2010 to improve the quality of the pre-conditioning at the stope face and seismic management systems so as to reduce the possibility of face ejection during small, volatile seismic events.

     Under-performance on square metres broken was the mine’s biggest challenge in fiscal 2010. Scaling in the main reef and waste ore pass systems resulted in blockages in both systems, which contributed to waste dilution and resulted in the lower recovered grade during the year. By year-end it was decided to separate reef and waste and to continue with the removal of the blockage in the waste pass system between the old mine (above 100 level) and the new mine (below 100 level). Once the blockage has been removed, waste rock and reef ore will again be tipped into one ore pass system to accommodate the rehabilitation of both ore pass systems. While this will dilute the recovered grade, it will not affect gold production.
     The mine deepening project infrastructure is 95% complete. The shaft infrastructure is in place and work over the next two years will focus mainly on the provision of sufficient cooling and ventilation into the new mine areas. The project is expected to be completed by fiscal 2012 and is expected to have a life of mine of 26 years. From the inception of the project through to the end of fiscal 2010, R1,035 million (US$136.5 million) has been expended. A further R77 million (US$10.2 million) has been budgeted to complete the project.
     In fiscal 2010, our Kusasalethu operations accounted for approximately 12% (11% in 2009 and 9% in fiscal 2008) of our total gold production.
Safety: Over the past year, an improvement was noted in the safety record at Kusasalethu. During fiscal 2010, LTIFR was 6.68 (2009: 12.67) per million hours worked. Regrettably there were two fatalities during fiscal 2010 (2009: five fatalities).
Plants: Commissioned in 1978, the Kusasalethu Plant consist of milling in closed circuit with primary and secondary hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Ore from Kusasalethu underground operations is delivered to the plant for treatment via conveyor belt after being hoisted from underground. Loaded carbon from the Kusasalethu Plant is transported by road to the Evander Plant for elution, electro-winning and smelting to produce gold. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility.
     The following table sets forth processing capacity and average tons milled during fiscal 2010 for the plant:

Average Milled for the
	Processing	Fiscal Year
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
Kusasalethu Plant	203,925 (1)	102,753

(1)	Processing capacity will reach its optimal capacity upon completion of the Kusasalethu New Mine Project.
     In fiscal 2010, the Kusasalethu Plant recovered approximately 95.0% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Kusasalethu	2010	2009	2008
Production
Tons (‘000)	1,141	1,061	981
Recovered grade (ounces/ton)	0.153	0.164	0.167
Gold produced (ounces)	175,029	174,321	164,215
Gold sold (ounces)	168,244	183,676	158,631
Results of operations ($)
Product sales (‘000)	183,603	157,956	132,699
Cash cost (‘000)	143,985	117,321	103,351
Cash profit (‘000)	39,618	40,635	29,348
Cash costs
Per ounce of gold ($)	857	660	652
Capex (‘000) ($)	56,687	46,915	43,830
     Tons milled from Kusasalethu were 1,061,000 in fiscal 2009, compared with 981,000 in fiscal 2008. Ounces produced increased to 174,321 in fiscal 2009, compared with 164,215 in fiscal 2008 as a result of the increased volumes in production. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Recovered grades decreased marginally during fiscal 2009, resulting in an average of 0.164 ounces per ton in fiscal 2009, compared to the average of 0.167 ounces per ton in fiscal 2008.

     The increase in electricity costs, labor rates and inflation were the main contributors to the increase in cash cost from US$652 per ounce in fiscal 2008 to US$660 per ounce in fiscal 2009. Cash cost per ounce only increased by 1% due to increased ounces produced which neutralized the higher than normal increases in labor rates and electricity increases approved by the NERSA. Electricity rates are expected to continue rising above the norm until Eskom has developed additional power generating plants.
     Tons milled from Kusasalethu were 1,141,000 in fiscal 2010, compared with 1,061,000 in fiscal 2009. Ounces produced increased to 175,029 in fiscal 2010, compared with 174,321 in fiscal 2009 as a result of the increased volumes in production. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Recovered grades decreased during fiscal 2010, resulting in an average of 0.153 ounces per ton in fiscal 2010, compared to the average of 0.164 ounces per ton in fiscal 2009.
     The increase in labor rates and the higher than normal electricity increases approved by NERSA were the main contributors to the increased cash cost. Electricity rates are expected to continue rising by an estimated 25% annually for the next two years. Potable water previously received from Rand Water Board was increased by 32% for fiscal 2010 by the Merafong Local Council due to a change in legislation allowing local councils to take over this service from Rand Water Board. The increase in electricity costs, labor rates and inflation were the main contributors to the increase in cash cost from US$660 per ounce in fiscal 2009 to US$857 per ounce in fiscal 2010.
     Kusasalethu has a hoisting capacity of 209,440 tons per month. The average tons milled in fiscal 2010 was 95,083 tons per month.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 39.5 million tons, or 7.5 million ounces will be sufficient for the Kusasalethu shaft to maintain underground production until approximately calendar year 2035. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred R429.7 million (US$56.7 million) in capital expenditure at the Kusasalethu operations in fiscal 2010 mainly for the sub shaft deepening project and ongoing development. An additional project, the Emergency Escape project was started during fiscal 2009, to improve the effectiveness of evacuation of people from underground during a shaft emergency, and is expected to be completed in fiscal 2011.
     Harmony budgeted R414 million (US$54.2 million), for capital expenditure at the Kusasalethu operations in fiscal 2011, primarily for the sub-shaft deepening project and ongoing development expenditure.
Masimong
Introduction: Masimong is located in the Free State province, near Riebeeckstad. The Masimong complex comprises an operating shaft, 5 shaft and 4 shaft which, although closed, is used for ventilation, pumping, and as a second outlet. Mining is conducted at depths ranging from 1,518 meters to 2,300 meters. Ore is treated at the Harmony 1 Plant, approximately 23 kilometers away.
History: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The company purchased the Masimong complex (formerly know as Saaiplaas Shafts 4 and 5) during September 1998.
Geology: The operation exploits the Basal Reef, which varies from a single pebble lag to channels on more than 2m thick. It is commonly overlain by shale, which thickens northwards. Masimong is also mining secondary reefs, most notably the Leader Reef (15-20m above Basal) and the B Reef (140m above Basal). The Leader Reef consists of multiple conglomerate units, separated by thin quartzitic zones, often totaling up to 4 meters thick. A selected mining cut on the most economic horizon is often undertaken. The B Reef is a highly channelized orebody. Within the channels, grades are excellent, but this falls away to nothing outside of the channels. Consequently, the operation has undertaken extensive exploration to locate these pay channels.
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

     Maintaining grades on the B Reef proved challenging as mining moved out of the high-grade channels while those mined on the Basal Reef generally remained constant. Nevertheless grades were maintained overall for the year at 0.157 oz/t. The infrastructural upgrade, begun in fiscal 2009 and which included improved resource management and the installation of new tracks, locomotives, and compressors, was completed in fiscal 2010. Masimong will reap the benefits of this upgrade by way of improved productivity, efficiencies and output in coming years.
     Ventilation is a challenge at Masimong as the booster fans currently installed themselves generate heat and consume electricity. Steps are being taken to counter this. Pressure doors have been installed as an interim measure and a new ventilation system is being installed. A new refrigeration plant is to be installed by September 2011 at a cost of R61 million (US$8.0 million). Following the upgrade program, full production is scheduled for 2012. To achieve this, every effort has been made to ensure that panels are well equipped and crews motivated, and steps have been taken to overcome the erratic grade of the B reef.
     In fiscal 2010, Masimong accounted for approximately 11% (10% in fiscal 2009 and 6% in fiscal 2008) of our total gold production.
Safety: The safety record at Masimong during fiscal 2010 in terms of LTIFR of 7.37 (2009: 8.67) per million hours worked compared favorably with the group average of 7.72 (2009: 9.35). Tragically, there was one fatality during fiscal 2010 (2009: two fatalities). Various initiatives are in place to correct and reduce the human element in accidents.
Plants: The ore from theses operations are sent to Harmony 1 Plant for processing. See Item 4.“Information of the Company — Business — Bambanani” for a discussion on the plant.
Production analysis:

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2010	2009	2008
Production
Tons (‘000)	991	981	892
Recovered grade (ounces/ton)	0.157	0.157	0.131
Gold produced (ounces)	155,609	154,034	116,424
Gold sold (ounces)	153,937	154,581	117,575
Results of operations ($)
Product sales (‘000)	168,439	135,025	96,147
Cash cost (‘000)	92,571	73,494	87,630
Cash profit (‘000)	75,868	61,531	8,517
Cash costs
Per ounce of gold ($)	602	476	756
Capex (‘000) ($)	23,407	14,479	15,686
     Tons milled from Masimong were 981,000 in fiscal 2009, compared with 892,000 in fiscal 2008, and ounces produced were 154,034 in fiscal 2009, compared with 116,424 in fiscal 2008. Year on year gold production increased due to an increase in tons as well as the recovered grade.
     Cash costs were US$73.5 million in fiscal 2009 compared with US$87.6 million in fiscal 2008 with cash costs per ounce at US$476 in fiscal 2009 compared with US$756 in fiscal 2008. This decrease in cash cost is mainly attributable to a 9.7% decrease in labor. Labor efficiencies contributed significantly to the improved performance. This was the first year that Masimong was fully off the Conops cycle.
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
     Tons milled from Masimong were 991,000 in fiscal 2010, compared with 981,000 in fiscal 2009, and ounces produced were 155,609 in fiscal 2010, compared with 154,034 in fiscal 2009. Year-on-year gold production increased due to an increase in tons.
     Cash costs were US$92.6 million in fiscal 2010 compared with US$73.5 million in fiscal 2009 with cash costs per ounce at US$602 in fiscal 2010 compared with US$476 in fiscal 2009. This increase in cash cost is mainly attributable to a 16% lower R/US$ exchange rate and annual cost increases. The biggest cost increase contributors were annual labor cost and electricity cost increases.
     Recovered grade remained unchanged in fiscal 2010 compared to fiscal 2009.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 8.1 million tons (1.2 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2023. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Masimong incurred approximately R177 million (US$23.4 million) in capital expenditures in fiscal 2010. We have budgeted a total of R208 million (US$27.2 million) for capital expenditures at Masimong in fiscal 2011. Of this, R19 million (US$2.5 million) is for upgrading of the rail bound equipment and R28 million (US$3.7 million) for the fridge plant on Masimong 5.
Phakisa
Introduction: We acquired Phakisa when we, in January 2002, acquired the Freegold operations from Anglogold through a 50% joint venture with ARMgold. In September 2003, we acquired 100% of these operations when ARMgold became a wholly owned subsidiary. The operation is located in the Free State province. Production from the operations is processed through Harmony 1 Plant.
History: Exploration, development and production history in the area of the Freegold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly-owned subsidiary of Anglogold in June 1998.
Geology: The operation is located in the Free State Goldfield, which is on the southwestern edge of the Witwatersrand basin. The Goldfield is divided into two sections, cut by the north-south striking De Bron Fault. The Phakisa mine is located to the west of the De Bron Fault. Mining is conducted in the Basal reef. The reefs generally dip towards the east.
Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks.
     The development at Phakisa, a surface shaft, sunk to 75 level elevations and a planned decline shaft to 85 level will access the mineral reserves to a depth of 2,662 meters below surface. It is estimated that the area will yield 22.1 million tons, recovering 4.96 million ounces of gold over a project life of 19 years. Project completion requires sinking, equipping and commissioning of a decline shaft up to 85 level. The major project includes access development and stoping to maximum production build-up at a capital cost of R2,074 million (US$273.6 million). To date, R1,508 million (US$199 million) has already been spent.
     Good progress was achieved during fiscal 2010, with completion of all infrastructures except the underground cooling plants. Installation of the permanent water handling systems (i.e., Settlers, Main Pump Station on 77 Level, Mud press and underground dams) have been completed and are operative. The third train on the Rail-veyor was successfully commissioned in December 2009. Eight of the ten ice plant modules have been commissioned, although five were found to be underperforming and the orginal equipment manufacturers have been engaged to assist with remedial action and to advise on ways of improving performance. The first phase of surface offices and change houses have been successfully completed with the second phase scheduled to start in September 2010. Two critical issues to be completed are the installation of underground cooling plants and upgrading the return air system with the installation of 4m raise bore hole from 75 level to 66 level and a booster fan on 59 level. All this work is planned for fiscal 2011.
     Phakisa started the first production during September 2007 and will be opening up mineral reserves going forward. The project is expected to be in full production in July 2013 at 93,476 tons per month. The average production rate per annum over the peak period of life of mine is 245,234 ounces. During fiscal 2010, the build-up in production has been hampered by geological issues, illegal mining activities and down-time on the new infrastructure. Since it is a new mine, development at Phakisa is currently centred close to the shaft in the lower grade southern areas. The major drive is on development of the area to the north to access higher grade areas and to move closer to the average reserve grade. Grades will improve as development progresses towards the north and more reef is exposed within the major north-west to south-east tranding Basal Reef payshoot. Mining was also undertaken at Nyala shaft during fiscal 2010 were payable pillars are available for mining.
     During fiscal 2010, Phakisa accounted for 3% (1.4% in 2009 and 0.2% in 2008) of our total gold production.

Safety: During fiscal 2010, the safety statistics for Phakisa was 8.4 (2009: 9.19) per million hours worked. Three fatal accidents occurred during fiscal 2010, two resulting from a fall of ground in the development section and one caused by a training accident. Post year-end, an explosion underground tragically resulted in five fatalities.
Plants: The ore from these operations are sent to Harmony 1 Plant for processing. See Item 4.“Information of the Company — Business — Bambanani” for a discussion on the plant.

	Fiscal Year Ended June 30,
Phakisa	2010	2009	2008
Production
Tons (‘000)	374	204	34
Recovered grade (ounces/ton)	0.118	0.109	0.118
Gold produced (ounces)	44,079	22,216	4.024
Gold sold (ounces)	44,496	21,477	4,212
Results of operations ($)
Product sales (‘000)	49,458	19,009	3,891
Cash cost (‘000)	43,040	11,903	2,348
Cash profit (‘000)	6,418	7,106	1,543
Cash costs
Per ounce of gold ($)	953	555	497
Capex (‘000) ($)	64,106	51,210	40,335
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
     Cash costs per ounce for Phakisa was US$555 per ounce in fiscal 2009, compared with US$497 per ounce in fiscal 2008. This increase is primarily attributable to the increase in tons mined.
     Tons milled increased from 204,000 tons in fiscal 2009 to 374,000 tons in fiscal 2010, with gold production increasing from 22,216 ounces to 44,079 ounces. This was as a result of the planned ramp up in production during the year. Grade was higher in fiscal 2010 at 0.118 ounces per ton, compared to 0.109 in fiscal 2009.
     Cash costs per ounce for Phakisa was US$953 per ounce in fiscal 2010, compared with $555 per ounce in fiscal 2009. This increase is primarily attributable to the increase in tons mined, as well as the cost of employees transferred to Phakisa from shafts that were closed during fiscal 2010.
     The expected capacity of Phakisa will be 131,175 tons per month. Phakisa has no rock hoisting facilities and all rock will be transported via a rail system on 55 level to the Nyala shaft for hoisting to surface. First production took place during September 2007, with a build up to full production expected by fiscal 2013.
     On a simplistic basis reported proven and probable underground mineral reserves of 22.1 million tons (5.16 million ounces) will be sufficient for the Phakisa shaft to, once production commence, maintain production until approximately fiscal 2029. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: We incurred approximately R486 million (US$64.1 million) in capital expenditures at the Phakisa operations in the fiscal year ended June 30, 2010. We have budgeted R391 million (US$51.2 million) for capital expenditures in fiscal 2011, primarily for the establishing and development of the shaft.
Target operation
Introduction: The Target operation consists of Target 1, Target 3 and Freddies 7 & 9 shafts. We acquired Target 1 when Avgold became a wholly owned subsidiary in fiscal 2004. Target 3, previously Loraine 3, and Freddies 7 & 9 shafts were acquired from Pamodzi FS in Feburary 2010. They have been incorporated into our Target operation. Target is situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.
History: Target 1 was initially explored through surface drilling in the late 1980s with further exploration being undertaken from a 5.6 kilometers long decline, commenced in 1995, driven from 203L at Loraine No. 1 Shaft. A positive feasibility study into the development of a 105 ktpm operation was produced in May 1998 resulting in the decision to develop Target 1. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Loraine mine in August 1998, the Loraine No. 1 and No. 2 Shafts were transferred to the Target mine, becoming Target No. 1 and No. 2 Shafts, respectively. No 5 Shaft being the up-cast Ventilation Shaft.
     Numerous corporate actions since the 1940’s until the 1990’s saw the Loraine 3 and Freddies 7 & 9 shafts change ownership a number of times. Previous owners include the Free State Development and Investment Corporation, Johannesburg Consolidated Investment, Avgold and Anglogold. In 1998, PSGM was formed after purchasing Loraine 3 and Freddies 7 & 9 shafts from various individuals. During 2002, the mine was sold to Thistle Mining Inc, an international company with interests in the Philippines and South Africa. The mine struggled to make operational profits, and Thistle undertook a restructuring program in 2006, which together with an increase in the Rand gold price resulted in positive operational cash flows. In February 2008, PSGM was purchased by Pamodzi FS. The mine was operated from that time until March 2009, when Pamodzi FS was placed into liquidation.
Geology: The gold mineralization currently exploited by Target is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs hosted by the Van Heeverrust and Dreyerskuil Members of the Eldorado Formation, respectively. Additional mineral resources have been delineated in the Big Pebble Reefs of the Kimberley Formation but these are not planned to be exploited in the current life of mine plan.
     The majority of the mineral reserves at Target are contained within the Eldorado fan, a structure with dimensions of some 135 meters vertically, 450 meters down-dip and 500 meters along strike. The Eldorado fan is connected to the subsidiary Zuurbron fan by a thinner and lower grade sequence of Elsburg reefs termed the Interfan area. To the north of the Eldorado fan, a number of fans have been intersected by surface drilling of which the Siberia and Mariasdal fans are the most significant. These fans are subject to ongoing technical studies and do not form part of the current Target life of mine mineral reserve.
     A number of faults that displace the reefs of Target have been identified of which the most prominent are the north-south trending Eldorado fault and the east-west trending Dam and Blast faults. The Eldorado uplifts the more distal portions of the Elsburg and Dreyerskuil Reefs while the Blast fault forms the northern border of Target.
     Target North is sub-divided into the Paradise, Siberia and Mariasdal areas by the east-west trending Siberia and Mariasdal faults. To the north of the Siberia fault, the Eldorado fault continues trending more to the northwest and an additional north-south trending fault, the Twin fault has uplifted the distal portions of the reefs. North of the Maraisdal fault, the reef horizons are at a depth greater than 2,500 meters below surface. Resources have been delineated on strike up to 15 kilometers north of Target mine.
     Approximately 40 kilometers north of Target 1, surface boreholes have intersected gold bearing reefs in the Oribi area close to the town of Bothaville. Resources have been delineated at Oribi on the VCR and Elsburg at depths of approximately 2,750 meters below surface.
Mining operations: Target is subject to the risks associated with underground mining detailed in the Risk Factors section.
     Mining operations at Target 1 comprise one primary underground mine commissioned in May 2002, making use of information systems and mechanization, combined with process-driven organizational design that relies on a multi-skilled workforce. The majority of the production is derived from mechanized mining; however, conventional stoping is still employed primarily to de-stress areas ahead of the mechanized mining.
The mine had successful and consistent production throughout fiscal 2010. Improved volumes resulted from an increase in massive availability, improved environmental conditions in the narrow reef stoping section, maintained development levels and improved discrepancy figures due to clean mining. Grade also improved due to a program of geological remodeling and re-estimation of the orebody, which led to better estimates of ore mined. Concerted efforst, including back-analysis of the orebody, resulted in improved planning and the implementation of more effective control systems. Block 3 remains an important future mining area and the orebody re-assessment process was completed in December 2009.
     The infrastructural upgrade program enabled the mine to maintain its current levels of production by June 30, 2010 and the benefits of this upgrade is fully felt in fiscal 2010. A 15-point turnaround plan continues at Target. In particular, a great deal of attention is being paid to development and improving flexibility. Some of the improvements effected during fiscal 2009 bore fruit by the end of fiscal 2010.

     Target 3 is unique in that, for a mature mine, there still remains an excellent mix of remnant ore blocks including shaft pillar blocks where scattered mining can be exploited and ample areas of virgin ground where conventional mining can take place and even potential to exploit the Golden Triangle in the Freddies 9 Shaft area.The Target 3 orebody also has characteristics that suit massive mining techniques in the Eldorados which enables design to be centred on a mechanized operation making use of Target 1 skilled employees and the latest proven technology to produce gold at low cash costs.
     The origin of massive mining methods on Target 3 is derived from the massive mining techniques used currently at Target 1 Shaft workings, in particular the open stoping method used in the No. 1 Shaft area where a stope of 30m x 25m x 400m was excavated.
     The depth of the workings at Target would normally eliminate the potential massive mining methods; however narrow reef mining can be done to create a de-stressed environment for the areas to be mined by massive mining techniques. The complex multiple reefs may require backfill as a support medium in association with the various mining methods.
     In order to exploit the above mentioned reef horizons an extensive program of opening up of collapsed or caved airways has been embarked upon and the repair/reconditioning of both the York and Carrier Fridge Plants in order to improve the mine cooling conditions to the required standard.
     The shaft bottom, which was damaged during flooding in May and June 2009 as a result of the pumps that were not repaired or maintained by Pamodzi FS, is in the process of rehabilitation.
     In fiscal 2010, Target’s operations accounted for 8% of our total gold production, compared to 6% in fiscal 2009 and 4% in fiscal 2008.
Safety: The safety statistics at Target during fiscal 2010 in terms of LTIFR of 3.39 (2009: 9.66) per million hours worked is lower than the group average of 7.72. Regrettablly there were two fatalities at Target during fiscal 2010 (2009: two fatalities).
     Safety at the operation remains the number one priority and received constant and high-level attention. Our mission is to create and maintain a positive Health and Safety awareness and mindset amongst all our employees. More focus is also placed on being proactive by reporting and addressing incidents. Good safety improvements were evident during fiscal 2010.
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
     The ROM mill was commissioned in November 2008 and it was installed in order to reduce the steel ball consumption on the plant. The initial objective was to save R 1.2 million (US$0.13 million) on grinding media monthly, but when a review of the project was done in June 2009 it was found that the actual saving amounted to R1.4 million (US$0.16 million) per month.
     In February 2010 the plant obtained substantial ICMI accreditation, which will change to full accreditation in January 2011. During the year the plant also embarked on a reagent saving campaign, especially on cyanide, and through some minor process modifications cyanide consumption was reduced by 76.09 tons year on year. Several power saving initiatives have also been implemented on the plant to reduce the power consumption of the plant, and during the fourth quarter of fiscal 2010 there were already indications that this initiative was paying dividends.
     The following table sets forth processing capacity and average tons milled during fiscal 2010:

Average Milled For the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
Target Plant	105,000	101,935
     In fiscal 2010, the Target Plant recovered approximately 95.3% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Target (includes Target 1 and 3)	2010	2009	2008
Production
Tons (‘000)	857	710	686
Recovered grade (ounces/ton)(1)	0.128	0.123	0.116
Gold produced (ounces) (1)	113,782	87,225	79,602
Gold sold (ounces) (1)	110,598	87,611	85,006
Results of operations ($)
Product sales (‘000)	115,772	76,435	69,469
Cash cost (‘000)	87,563	59,599	51,463
Cash profit (‘000)	28,209	16,836	18,006
Cash costs
Per ounce of gold ($)(1)	783	645	716
Capex (‘000) ($)	50,446	37,994	35,307

(1)	3,762 ounces were produced by Target 3 and sold. The revenue has been credited against capital expenditure as the shaft is not in production yet. The costs and ounces were not used in the cash cost per ounce calculation. The ounces were also excluded from the grade calculation.
     Tons milled from Target increased from 686,000 in fiscal 2008 to 710,000 in fiscal 2009. Target experienced a number of issues impacting on production. These include:
•	infrastructural problems with the belts, fridge plants and other environmental infrastructure, resulting in higher face temperatures and lower efficiencies;

•	water handling; and

•	low availability of massive stopes.
     The conveyor belt system was extensively rehabilitated during the course of fiscal 2009. An executive audit was done by Good Year which formed the basis of the rehabilitation plan that was implemented. The belt availability and reliability has increased. The crusher plant, which feeds the belts, is in the process of rehabilitation.
     During 2009 a campaign was started to update the reticulation, clean out the dams and getting the dewatering equipment to a standard. In addition to updating the reticulation in the mining areas, flow meters and dual pressure reducing valve systems are being installed to better understand, measure and manage the water usage in the actual workplaces. This campaign was completed in fiscal 2010. Electrical substations are being reviewed for compliance purposes.
     Availability of massive stopes has been improved with increased focus on planning and development.
     Ounces produced were 87,225 in fiscal 2009, compared with 79,602 in fiscal 2008. The increase in ounces produced was due to higher milled tonnages and improved recovered grade. The recovery grade increased marginally from 0.116 in fiscal 2008 to 0.123 in fiscal 2009.
     Cash costs for Target were US$59.6 million in fiscal 2009, compared with US$51.5 million in fiscal 2008. This increase was primarily attributed to increased tonnages produced, increase in total employees costed and inflationary cost increases. Cash costs per ounce were US$645 in fiscal 2009, compared with US$716 in fiscal 2008. This reduction in $/oz terms was due to more ounces produced.
     Ounces produced were 113,782 in fiscal 2010, compared with 87,225 in fiscal 2009. The increase in ounces produced was due to higher milled tonnages and improved recovered grade.
     Continued upgrading of infrastructure, resulting improved environmental conditions and higher availability of the mechanized fleet have led to increasing and consistent production levels. Tonnages milled from the Target 1 Shaft increased significantly from 710,000 in fiscal 2009 to 857,000 in fiscal 2010.
     Maintenance of the average mining grades, and continuing focus on clean-up and clean mining resulted in an improved recovery grade which increased marginally from 0.123 ounces per ton in fiscal 2009 to 0.128 ounces per ton in fiscal 2010.

     Cash costs for Target were US$87.6 million in fiscal 2010, compared with US$59.6 million in fiscal 2009. This increase was primarily attributed to increased tonnages produced, increase in total employees costed and inflationary cost increases, as well as the effect of the appreciation of the Rand against the US$ dollar. Cash costs per ounce were US$783 in fiscal 2010, compared with US$645 in fiscal 2009. This increase was due to higher production levels and the appreciation of the Rand against the US$ exchange rate.
     A major review of the geological modeling and evaluation of Target’s mineral resources was completed as planned. This resource was then utilized in a “Life of Mine” planning exercise which was completed in December 2009. The outcomes should lead to improved confidence in short-term and strategic planning. Plans to increase tonnages to 75,000 tons per month together with a capital project to access Mining Block 3 through an additional decline are well advanced.
     Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proven and probable mineral reserves of 18.0 million tons (2.8 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2023. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.
Capital Expenditure: Target incurred approximately R382 million (US$50.4 million) in capital expenditures in fiscal 2010, principally for on-going underground development, Phase 1 of Block 3 to improve environmental conditions, continuing replacement of the underground vehicle fleet and infrastructural rehabilitation. We have budgeted R457 million (US$59.9 million) in fiscal 2011, of which R101 million (US$13.2 million) will be spent on Block 3.
Tshepong
Introduction: We acquired Tshepong when we, in January 2002, acquired the Freegold operations from Anglogold through a 50% joint venture with ARMgold. In September 2003, we acquired 100% of these operations when ARMgold became a wholly owned subsidiary. These operations are located in the Free State province. Production from the operations is processed through Harmony 1 Plant.
History: Exploration, development and production history in the area of the Freegold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly-owned subsidiary of Anglogold in June 1998.
Geology: The operations are located in the Free State Goldfield, which is on the southwestern edge of the Witwatersrand basin. The Tshepong mine is located to the north and west of Welkom. Mining is primarily conducted in the Basal reef, with limited exploitation of the B Reef. The reefs generally dip towards the east or northeast while most of the major faults strike north-south.
Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks.
     Mining is conducted at depths ranging from 1,671 and 2,245 meters at Tshepong. Operations at Tshepong were hampered during fiscal 2010 by safety stoppages, following two fatal accidents.
     Given the proximity of Tshepong to Phakisa, there are access, ventilation and service synergies that can be exploited to allow access at depth.
     The Tshepong Decline project, which started in April 2003, has accessed an additional two levels (69 and 71) of the Tshepong Shaft. The Sub 66 project was completed at the end of June 2010 with a total capital expenditure of R295 million (US$36 million). Production commenced at Sub 66 Decline during fiscal 2010, with the build-up to continue over the next three years. Emphasis is being placed on increasing mineable reserves from this area. The final development component was completed in June 2008. Poor ground condition necessitated intense secondary support and ore pass lining delayed completion. Secondary support has been completed and the lining of orepasses was completed safely during fiscal 2010.
     Sub 71 Project made good progress until November 2008 when extreme poor ground conditions were experienced in the developed section. A decision was taken to stop all development and install secondary support in the area. The stoppage continued for seven months until end fiscal 2009. The work was completed safely, without disrupting the production operations from the Sub 66 decline. The development of the Material Decline and Chairlift ends commenced during July 2009 as planned following the stoppage of the ends due to bad ground conditions in November 2008. Progressive a total of 2,146 meters have been completed. The material decline is 50% complete and the chairlift is 62% complete. The installation of the Sub 71 main conveyor has commenced with the civil work and mechanical erecting of steelwork. To date the baseline variation on the original plan is one year. During fiscal 2010 the project was negatively impacted by mine stoppages resulting from two fatalities, as well as flooding incidents and long hauling distances from the working faces to the temporary tipping arrangements. The escalation of input costs, combined with delays and additional material required had a negative impact on the project. First production is expected in towards the end of fiscal 2012, with full production anticipated in July 2019. The total estimated cost of this project is R247 million (US$30.2 million).
     During fiscal 2010, Tshepong accounted for 15% (15% in 2009 and 14% in 2008) of our total gold production.
Safety: During fiscal 2010, the LTIFR for Tshepong was 12.2 (2009: 15.8) per million hours. There were regrettably two fatalities during the year (2009: 7). Tshepong achieved 1 million fatality-free shifts on February 18, 2010 and came seventh in the category for the most improved LTIFR at the second Hard Rock Safety Summit. Safety at these operations receives constant and high-level attention.
Plants: The ore from these operations are sent to Harmony 1 Plant for processing. See Item 4. Information of the Company — Business — Bambanani” for a discussion on the plant.
Production analysis:

	Fiscal Year Ended June 30,
Tshepong	2010	2009	2008
Production
Tons (‘000)	1,674	1,516	1,649
Recovered grade (ounces/ton)	0.130	0.152	0.161
Gold produced (ounces)	216,986	230,778	265,914
Gold sold (ounces)	219,332	227,113	273,119
Results of operations ($)
Product sales (‘000)	240,473	197,726	223,185
Cash cost (‘000)	151,382	108,605	124,720
Cash profit (‘000)	89,091	89,121	98,465
Cash costs
Per ounce of gold ($)	677	483	455
Capex (‘000)($)	34,402	27,711	26,834
     Tons milled declined by 8% from 1,649,000 tons in fiscal 2008 to 1,516,000 in fiscal 2009, with gold production decreasing by 13% from 265,914 ounces in fiscal 2008 to 230,778 ounces in fiscal 2009. The decrease was attributable to the decrease in the recovery grade to 0.152 in fiscal 2009, compared with 0.161 in fiscal 2008. The decrease in recovery grade was primarily due to a decrease in the average mining grade which was 1153 cmg/t in fiscal 2009, compared to 1275 cmg/t in fiscal 2008. The drop in the average mining grade is in line with the Life of Mine profile. During fiscal 2008 the mining in the east south block was on the edge of the main high grade pay shoot and as mining continued south during fiscal 2009 mining have moved out of this high grade channel. The continuation of this channel will be mined once Sub 66 and Sub 71 decline is completed.
     Cash costs for Tshepong were US$108.6 million in fiscal 2009, compared with US$124.7 million in fiscal 2008. Cash costs per ounce were US$483 in fiscal 2009, compared with US$455 in fiscal 2008. This increase in unit cost is attributable primarily to decrease in the number of ounces of gold produced. Cash cost for fiscal 2009 was impacted by increases in the costs of labor and electric power.
     Tons milled increased year on year by 10% (1,516,000 tons in fiscal 2009 compared with 1,674,000 tons in fiscal 2010), with gold production decreasing by 6% from 230,778 ounces in fiscal 2009 to 216,986 ounces in fiscal 2010. The decrease was attributable to the decrease in the recovery grade to 0.130 in fiscal 2010 compared with 0.152 in fiscal 2009. The decrease in recovery grade was primarily due to a decrease in the average mining grade, which was 1039 cmg/t in fiscal 2010 compared with 1153 cmg/t in fiscal 2009. The drop in the average mining grade is in line with the Life of Mine profile. During fiscal 2009 the mining in the east south block was on the edge of the main high grade pay shoot and as mining continued south during fiscal 2010 mining has moved out of this high grade channel. The continuation of this channel will be mined in the decline area once Sub 71 decline reaches full production.
     Cash costs for Tshepong were US$151.4 million in fiscal 2010, compared with US$108.6 million in fiscal 2009. Cash costs per ounce were US$677 in fiscal 2010, compared with US$483 in fiscal 2009. The increase in unit cost is attributable primarily to the decrease in the number of ounces of gold produced. The increase in cash costs were primarily due to increases in the costs of labor and abnormal tariff increases in electrical power rates as well as the effect of inflation on costs of materials and supply contracts. In addition, the cost of medical separation was included in operational cost. This was historically not included in operational cost. Also, the effect of the appreciation of the Rand against the US dollar had a negative impact in US$ dollar terms.

     Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proven and probable mineral reserves of 24.9 million tons (3.9 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2026. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.
Capital Expenditure: Tshepong incurred approximately R261 million (US$34.4 million) in capital expenditure during fiscal 2010. The expenditure was primarily for the decline project and ongoing development. For fiscal 2011 capital expenditure of R273 million (US$35.8 million) is planned, primarily for ongoing capital development.
Virginia operations
Introduction: The Virginia operations are located in the Free State province, near Virginia and Welkom. The Virginia operations consist of the original Harmony mines, the Unisel mine, Brand shafts 1 and 3 (mined from Brand 1 shaft). Mining is conducted at these operations at depths ranging from 1,000 meters to 2,000 meters. Ore is treated at the Central Plant and Harmony 1 Plant. During fiscal 2010, Harmony 2, Merriespruit 3 and Brand 3 shafts were placed on care and maintenance.
History: Our operations in the Free State began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, we began purchasing neighboring mine shafts. The Unisel mine was purchased in September 1996, the Saaiplaas mine Shafts 2 and 3 were purchased in April 1997, the Brand mine Shafts 1, 2, 3 and 5 were purchased in May 1998.
Geology: These operations are located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The basin, situated on the Kaapvaal Craton, has been filled by a 6-kilometre thick succession of sedimentary rocks, which extends laterally for hundreds of kilometers. The Free State goldfield is divided into two sections, cut by the north-south striking De Bron Fault. This major structure has a vertical displacement of about 1,500m in the region of Bambanani, as well as a lateral shift of 4km. This lateral shift can allow a reconstruction of the orebodies of Unisel to the west of the De Bron and Merriespruit to the east.
     A number of other major faults (Stuirmanspan, Dagbreek, Arrarat and Eureka) lie parallel to the De Bron Fault.
     Unisel and Brand are situated to the west of the De Bron. Dips are mostly towards the east, averaging 30 degrees but become steeper approaching the De Bron Fault. To the east of the fault lie Merriespruit 1 and 3 and Harmony 2 mines. These mostly dip towards the west at 20 degrees, although Masimong is structurally complex and dips of up to 40 degrees have been measured. Between these two blocks lies the uplifted horst block of West Rand Group sediments with no reef preserved. The western margin area is bound by synclines and reverse thrusts faults and is structurally complex. Towards the south and east, reefs sub-crop against overlying strata, eventually cutting out against the Karoo to the east of the lease area.
     Most of the Mineral Resource tends to be concentrated in reef bands located on one or two distinct unconformities. A minority of the Mineral Resource is located on other unconformities. Mining that has taken place is mostly deep-level underground mining, exploiting the narrow, generally shallow dipping tabular reefs.
     The Basal Reef is the most common reef horizon and is mined at all shafts. It varies from a single pebble lag to channels on more than 2m thick. It is commonly overlain by shale, which thickens northwards.
     The second major reef is the Leader Reef, located 15-20m above the Basal Reef. This is mostly mined at the shafts to the south — Unisel, Harmony 2, Merriespruit 1 and Merriespruit 3. Further north, it becomes poorly developed with erratic grades. The reef consists of multiple conglomerate units, separated by thin quartzitic zones, often totaling up to 4 meters thick. A selected mining cut on the most economic horizon is often undertaken.
Mining Operations: The operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity related problems are relatively infrequent with the exception of Unisel and Harmony shafts and Merriespruit 1 shaft pillar, where these problems receive constant attention. We regularly revisit our mining strategy and management procedures in connection with our efforts to mitigate risks of these problems. There is a risk of subterranean water locally at Merriespruit 1, referred to as water pillar area, and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken. The principal challenges at the operations of achieving optimal volumes and grades of ore production are addressed by stringent mineral reserve management.

     The inner Basal Reef shaft pillar at Merriespruit 1 is being successfully mined. Approximately 90% of the pillar is mined out. A decision was taken on April 14, 2010 to issue a section 189 to close this operation. After negotiation with organized labor, it was decided to continue operating the shaft, as long as it is profitable. Subsequent to year-end, the decision was made to close the shaft as it failed to meet the agreed targets. See Item 8.“Recent Developments.” A decision was taken on April 14, 2010 to issue a section 189 to close Merriespruit 3 Shaft, and the shaft was placed on care and maintenance.
     A decision was taken during November 2009 to close Brand 3 and the shaft has been placed on care and maintenance. Brand 5 serves as a major pumping shaft for the Steyn, Brand, Unisel and Bambanani mining areas. Harmony 2 was also placed on care and maintenance during fiscal 2010.
     Unisel mining is scattered to the south of the shaft and in the decline area towards the east of the shaft. Mining also takes place to the west in the Tarka block. Development is targeted towards Basal and Leader Reef channels which cut the lease area in a west to east direction. Prospecting for A and B Reefs is in progress. Prospecting did not prove any significant values and was discontinued during 2010.
     In fiscal 2010, Virginia operations accounted for approximately 12% (17% in fiscal 2009 and 13% in fiscal 2008) of Harmony’s total gold production. This reduction is attributable to the closures of Brand 1, Harmony 2 and Merriespruit 3 during fiscal 2010.
Safety: The safety record during fiscal 2010 in terms of LTIFR of 12.86 (2009: 12.38) per million hours worked compared unfavorably to the group average of 7.72. Regrettably there were five fatalities during fiscal 2010 (2009: 1).
Plants: Ore from Virginia operations is treated at Central plant. The Central plant was commissioned in 1986 and employs CIP/CIL hybrid technology. It is currently dedicated to the treatment of both underground ore and waste rock.
     The following table sets forth processing capacity and average tons milled during fiscal 2010 for the Central plant:

Average Milled
for the Fiscal Year
	Processing	Ended
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
Central	185,190	152,120
     In fiscal 2010, Central plant recovered approximately 92.3% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Virginia operations	2010	2009	2008
Production
Tons (‘000)	1,826	2,493	2,349
Recovered grade (ounces/ton)	0.093	0.104	0.106
Gold produced (ounces)	170,013	258,170	247,820
Gold sold (ounces)	173,035	259,070	250,324
Results of operations ($)
Product sales (‘000)	186,649	225,897	204,807
Cash cost (‘000)	176,774	165,274	180,133
Cash profit (‘000)	9,875	60,623	24,674
Cash costs
Per ounce of gold ($)	1,036	638	726
Capex (‘000) ($)	23,744	22,133	20,868
     Tons milled from the Virginia operations increased to 2,493,000 in fiscal 2009, compared with 2,349,000 in fiscal 2008. This is partially attributable to the fire in the Basal pillar as well as power shortages in 2008.
     Ounces produced were 258,170 in fiscal 2009, compared with 247,820 in fiscal 2008. The increase in ounces produced was as a result of improved volumes.

     Cash costs were US$165.3 million in fiscal 2009, compared with US$180.1 million in fiscal 2008. Cash costs per ounce were US$638 in fiscal 2009, compared with US$726 in fiscal 2008. This decrease was attributable primarily to higher tons produced resulting in higher ounces as well as the effect of the weakening Rand/US$ exchange rate.
     Tons milled from the Virginia operations decreased to 1,826,000 in fiscal 2010, compared with 2,493,000 in fiscal 2009. This is mainly attributable to the closure of Brand 3 during November 2009, and Harmony 2 and Merriespruit 3 during April 2010. Merriespruit 1 has downscaled production from February 2010.
     Ounces produced were 170,013 in fiscal 2010, compared with 258,170 in fiscal 2009. The decrease in ounces produced was as a result of volumes that decreased due to the closure of the three shafts as mentioned above during fiscal 2010, while Merriespruit 1 has downscaled production from February 2010.
     Cash costs were US$176.8 million in fiscal 2010, compared with US$165.3 million in fiscal 2009. Cash costs per ounce were US$1,036 in fiscal 2010, compared with US$638 in fiscal 2009. This increase was attributable primarily to lower tons produced resulting in lower ounces as well as an increase in our cash costs and the effect of the appreciation of the Rand against the US dollar.
     Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 4.7 million tons (0.6 million ounces) will be sufficient for the Virginia operations to maintain production until approximately 2018, but at a reduced rate from 2012 as some shafts have closed. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.
Capital Expenditure: Virginia incurred approximately R180 million (US$23.7 million) in capital expenditures at the Virginia operations in fiscal 2010, principally for ongoing capital development. We have only budgeted R57 million (US$7.4 million) for ongoing capital development in fiscal 2011, as well as R21 million (US$2.8 million) for maintaining/upgrading the shaft infrastructure of Unisel due to the closure of the other three shafts during fiscal 2010.
Other — Surface
Introduction: Other — Surface consists of Kalgold, Phoenix and the surface operations owned by the Freegold, Avgold and Evander companies. As the results of operations for Other — Surface consists primarily of the results from Kalgold and Phoenix, these two operations are discussed separately.
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
Mining Operations: The Kalgold operation is engaged in open-pit mining. This operation is subject to the open cast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent mineral reserve management. The processing design capacity of the Kalgold operation is 150,000 tons per month. The average tons milled in fiscal 2010 were 156,083 tons per month.
Gold production declined by 24% to 49 063 ounces in fiscal 2010, a result of the planned decline in grade as operations at the high-grade D Zone pit came to an end in March 2009. The sulphide material, which does not present the same problems as the oxidised material, is now being mined at the lower-grade Watertank pit. Mining at the A zone pit, where grades will be similar to those at the Watertank pit, is scheduled to start in 18 months’ time. Harmony continued with the brownfields exploration in areas surrounding the Kalgold operation.
     In fiscal 2010, the Kalgold operations accounted for approximately 3% (4% in fiscal 2009 and 5% in fiscal 2008) of our total gold production.
Safety: The Kalgold operations had a LTIFR of 1.49 (2009: 2.94) per million hours worked in fiscal 2010, and recorded no fatal accidents in fiscal 2010. Kalgold achieved 2,250,000 fatality free shifts on June 14, 2010.
Plants: Ore is trucked from the pit and is directly tipped into the feed bin of the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to between 70-80% less than 75 micron for the leaching process.
     The following table sets forth processing capacity and average tons milled during fiscal 2010 for the plant:

Average Milled for the
	Processing	Fiscal Year Ended
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
CIL	165,345	141,681
Heap Leach(1)	—	—

(1)	Active use of heap leaching was discontinued in July 2001.
     In fiscal 2010, the plant at our Kalgold operations recovered approximately 85.6% of the gold contained in the ore delivered for processing.
Production analysis:

	Fiscal Year Ended June 30,
Kalgold	2010	2009	2008
Production
Tons (‘000)	1,873	1,700	1,687
Recovered grade (ounces/ton)	0.026	0.038	0.055
Gold produced (ounces)	49,063	64,784	92,229
Gold sold (ounces)	48,097	66,841	93,172
Results of operations ($)
Product sales ($) (‘000)	51,437	56,915	76,685
Cash cost ($) (‘000)	36,162	32,390	38,272
Cash profit ($) (‘000)	15,275	24,525	38,413
Cash costs
Per ounce of gold ($)	748	506	404
Capex ($) (‘000)	1,389	1,090	1,347
     Tons milled increased from 1,687,000 in fiscal 2008 to 1,700,000 in fiscal 2009. Ounces produced decreased to 64,784 in fiscal 2009, compared with 92,229 in fiscal 2008, due to a lower recovered grade.
     Cash costs decreased from US$38.3 million in fiscal 2008 to US$32.4 million in 2009 mainly due to the deferred stripping write off from the previous financial year.
     Tons milled increased from 1,700,000 in fiscal 2009 to 1,873,000 in fiscal 2010. Ounces produced decreased to 49,063 in fiscal 2010, compared with 64,784 in fiscal 2009, due to the a lower recovered grade.
     Cash costs increased from US$32.4 million in fiscal 2009 to US$36.2 million in 201, mainly due to an increase in plant costs in lieu of engineering breakdowns.
     The processing design capacity of the Kalgold operation is 165,345 tons per month. The average tons milled in fiscal 2010 were 141,681 tons per month.

     Assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 32.4 million tons (0.8 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2024. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.
Capital Expenditure: Harmony incurred approximately R11 million (US$1.4 million) in capital expenditures at the Kalgold operations in the fiscal 2010. Harmony budgeted R67 million (US$8.8 million) for capital expenditures in fiscal 2011, primarily for CIL tank farm replacement and replacing some of the plant structures.
Phoenix
Introduction: Phoenix is a tailings retreatment operation, located at Virginia and adjacent to our current and historical mining operations in the Free State province. The Saaiplaas plant is used for the treatment of the material from this project.
History: The project commenced during fiscal 2007 and is aimed at treating the surface sources from our operations in the Free State province.
Safety: Safety at the Phoenix operations improved year-on-year in fiscal 2010. The LTIFR improved by 32.4% to 1.46 per million hours worked from 2.16 in fiscal 2009. There were no fatalities during fiscal 2010.
Plant: The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. During 2007, the ROM mills were de-commissioned and the plant started treating slime from Dam 22 and Brand A tailings storage facilities. The plant currently processes reclaimed slime at 6 million tons per annum.
     The following table sets forth processing capacity and average tons milled during fiscal 2010 for the Saaiplaas plant:

Average Milled
for the Fiscal Year
	Processing	Ended
Plant	Capacity	June 30, 2010
	(tons/month)	(tons/month)
Saaiplaas	551,155	507,063
     In fiscal 2010, Saaiplaas plant recovered approximately 40.6% of the gold contained in the ore delivered for processing.
Mining operations: Slimes tonnage reclamation decreased during fiscal 2010, to an average of 459,812 tons per month by year end, adversely affected by heavy rain, low slurry densities, and critical equipment breakdown. The focus during the year was on improving efficiencies, recoveries and ultimately profitability.
     Slime deposition capacity constraints played a major factor in the treatment capacity of Phoenix. Two new deposition sites were earmarked for use by Phoenix late in fiscal 2009. These Tailing Storage Facilities (“TSF’s”) were commissioned in fiscal 2010. Although the FSS 1 and FSS 4 dams were commissioned to provide additional deposition capacity, residue slime deposition remained problematic due to low pulp densities below 1,300, heavy rain, pipe bursts and penstock failure on the newly commissioned FSS 4. A floating penstock and new ring main have been installed at FSS 4 and the dam was re-commissioned during August 2010.
     Fiscal 2010 was characterized by tonnage production problems mainly due to heavy rain, low reclamation slurry densities and thickener breakdown and settling problems. The mining mix from the Brand A source was changed to move from reclaiming top low grade only to 50:50 top:bottom with the bottom higher grade lifting the average grade from the source to above 0.30g/t, though the recovery from this source remains below 40%. The dam 22 source is depleting fast and will be replaced by dam 21 towards the end of fiscal 2011. Dam 21 is planned to deliver 60% of plant feed to improve the average recovery grade once commissioned.
     Upgrading of the flocculent plant storage capacity at the end of fiscal 2010 yielded improved thickener settling and throughput capacity to achieve target tonnage, which greatly improves the outlook for fiscal 2011. The installation and commissioning of cluster dewatering cyclones ahead of the thickeners is expected to improve the ability to operate at ideal 50% solids through the plant even further.
During fiscal 2010, Phoenix accounted for 1.5% of our total gold production (1.4% in fiscal 2009 and 1.7% in fiscal 2008).

Production analysis:

	Fiscal Year Ended June 30,
Free State (Phoenix)	2010	2009	2008
Production
Tons (‘000)	6,083	6,578	7,033
Recovered grade (ounces/ton)	0.003	0.003	0.005
Gold produced (ounces)	20,801	22,345	32,215
Gold sold (ounces)	20,801	22,345	32,215
Results of operations ($)
Product sales (‘000)	22,723	19,448	26,247
Cash cost (‘000)	15,856	11,924	12,286
Cash profit (‘000)	6,867	7,524	13,961
Cash costs
Per ounce of gold ($)	762	534	381
Capex (‘000) ($)	0.660	0.279	0.492
     Tons treated from Phoenix decreased to 6,578,000 tons in fiscal 2009, compared with 7,033,000 in fiscal 2008. Ounces produced decreased to 22,345 ounces in fiscal 2009, compared with 32,215 in fiscal 2008, primarily due to the decrease in tons treated as well as the lower recovery grade.
     Cash costs decreased to US$11.9 million in fiscal 2009 from US$12.3 million in fiscal 2008, despite the increase in some reagent costs, rising by as much as 40%. Cash costs per ounce increased to US$534 per ounce, primarily due to the decrease in ounces produced for fiscal 2009.
     Tons treated from Phoenix were 6,083,000 in fiscal 2010, compared with 6,578,000 in fiscal 2009. Ounces produced dropped to 20,801 in fiscal 2010, compared with 22,345 in fiscal 2009, primarily due to the decrease in tons treated. The recovered grade remained at 0.003 ounces/ton in fiscal 2010. The grade of the tons treated is dependent on the waste grade at the time at which the original deposition was done.
     Cash costs were US$15.9 million in fiscal 2010, compared with US$11.9 million in fiscal 2009, primarily due to the decrease in volumes as well as the higher costs of reagents. Cash costs per ounce increased during fiscal 2010 to US$762 per ounce, compared with US$534 in fiscal 2009 due to the decrease in volume and increase in transport rates and the price of consumables and electricity.
Capital Expenditure: We incurred approximately R5 million (US$0.7 million) in capital expenditures at the Free State operations in fiscal 2010. For 2011, R30 million (US$3.9 million) is planned for commissioning of Dam 21, plant feed dewatering cluster cyclones, pipeline replacement, completion of additional adsorption stage, flotation pilot plant trials and other minor plant upgrades.
Cooke operations
Introduction: The Cooke operations are located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg.
     During fiscal 2008, an agreement was entered into for the sale of the Cooke operations, together with the associated surface assets. As a result, the assets and related liabilities were classified as held for sale and the results from operations have been included under “Discontinued Operations” in the income statement. On November 21, 2008, the conditions precedent were fulfilled and the sale of an effective 60% interest in the operations was recognized. The discussion below relates to the period up to the effective date of the sale.
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
     The Cooke operations accounted for 5% and 12% in fiscal 2009 and 2008, respectively of our total gold production.
Plants: The processing facilities at the operations presently comprises of the Cooke metallurgical plant, which is serviced by a surface rail network. The Cooke metallurgical plant, commissioned in 1977, is a hybrid CIP/CIL plant, which processes the tailings from the surface sands dumps around Randfontein.
     Feasibility studies are being done for a proposed Uranium Plant of an approximate capacity of 500,000 tons per month. It is envisaged that the plant will be completed in approximately three years once approved, when it will treat uranium ore from the Cooke dumps as well as from the Cooke 3 underground operations.
Production analysis:

	Fiscal Year Ended June 30,
Cooke operations	2010	2009(1)	2008
Production
Tons (‘000)	—	1,419	3,905
– Underground	—	514	1,322
– Surface	—	905	2,583
Recovered grade (ounces/ton)	—	0.057	0.060
– Underground	—	0.137	0.152
– Surface	—	0.011	0.013
Gold produced (ounces)	—	80,377	236,170
– Underground	—	70,378	201,884
– Surface	—	9,999	34,286
Gold sold (ounces)	—	85,746	236,242
– Underground	—	75,747	201,939
– Surface	—	9,999	34,305
Results of operations ($)
Product sales (‘000)	—	68,204	193,613
Cash cost (‘000)	—	49,625	121,978
Cash profit (‘000)	—	18,579	71,635
Cash costs
Per ounce of gold ($)	—	644	511
– Underground	—	613	545
– Surface	—	868	525
Capex (‘000) ($)	—	9,655	22,357

(1)	As the operations were sold on November 21, 2008, the results are for the five months then ended and are not comparable with the prior years.
     During fiscal 2008, the assets and related liabilities for Cooke 1, 2 and 3 as well as the Cooke plant were classified as a disposal group and are held for sale. The results from the operations were also classified as discontinued operations in the income statement. The table above and the discussion below include the results of the surface operations.
Other — Discontinued operations
Introduction: The results of operation from Other — Discontinued Operations in fiscal 2008 consists of results from the Orkney operations and South Kalgoorlie. South Kalgoorlie formed part of our International operations. Refer to “Western Australia” below for a discussion on its operations and results.
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
     For fiscal 2008, the Orkney operations accounted for approximately 2% of our total gold production.
Plants: Ore from the Orkney operations was treated at Vaal River Operations (“VRO”) No. 1 Gold Plant (of Anglogold). Various agreements between us and VRO governed the supply and quality of the ore and gold apportionment.
Production analysis:

	Fiscal Year Ended June 30,
Orkney operations	2010	2009	2008(1)
Production
Tons (‘000)	—	—	571
Recovered grade (ounces/ton)	—	—	0.100
Gold produced (ounces)	—	—	46,655
Gold sold (ounces)	—	—	57,132
Results of operations ($)
Product sales (‘000)	—	—	42,810
Cash cost (‘000)	—	—	51,482
Cash (loss)/profit (‘000)	—	—	(8,672)
Cash costs
Per ounce of gold ($)	—	—	1,093
Capex ($)	—	—	3,579

(1)	The results are for the eight months ended February 2008.
     The Orkney operations were sold to Pamodzi during fiscal 2008 and therefore the results for fiscal 2008 are only for eight months.

International Mining Operations
Western Australia Operations
Corporate Action — Mount Magnet and Big Bell Operations
     As indicated previously in various applications Harmony has been pursuing an exit strategy from its Western Australian assets. This led to an agreement by Harmony to sell Mount Magnet and Big Bell Gold Operations (“BBGO”) to Monarch Gold Mining Company Limited (“Monarch”).
     However, the transaction fell through as Monarch was subsequently liquidated in July 2008. Still in pursuant of the Western Australia exit strategy, Harmony opened a competitive bidding process with three Australian companies for the disposal and sale of Mount Magnet and BBGO.
     The highest and most attractive offer for the purchase of Mount Magnet was received from Ramelius in July 2010. Harmony entered into a Share Sales Agreement with Ramelius for a total consideration of A$35.3 million in cash plus replacement environmental bonds of A$4.7 million totaling A$40.0 million consideration. Final settlement of the transaction took place in July 2010.
     In accordance with IFRS requirements the Mount Magnet disposal group is classified as a held-for-sale and discontinued operation at 30 June 2010.
     The highest and most attractive offer for the purchase of BBGO was received from Fulcrum in November 2009. Harmony entered into a Share Sales Agreement with Fulcrum for a total consideration of A$3.5 million in cash plus replacement environmental bonds of A$3.2 million totaling A$6.7 million consideration. The sale effective on January 18, 2010 and final settlement of the transaction took place in May 2010.
     As of June 30, 2010, our Western Australian operations had 14 employees (these include care and maintenance and exploration personnel on the Mount Magnet site).
     In fiscal 2010, our Australian operations accounted for 0% of our total gold production, as compared to 0% in fiscal 2009 and 4% in fiscal 2008.
Mount Magnet Operations
Introduction: In 2002, we acquired Mount Magnet as part of the Hill 50 transaction. In fiscal 2009, Mount Magnet’s operations accounted for approximately 0% of our total gold production, as compared to 4% and 6% respectively in fiscal years 2008 and 2007. This change was the result of the site being placed on care and maintenance as from December 31, 2007.
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
     Surface operations at Mount Magnet exploited several medium-sized open-pits, as well as numerous smaller open-pits. Surface materials from areas previously involved in production, including waste rock dumps and tailings dams, are also processed at Mount Magnet. The principal challenge faced by the Mount Magnet operations involved the short mine lives which result from the open-pits being situated on small orebodies. The Mount Magnet site was put on care and maintenance as from December 31, 2007.
Plant: The Mount Magnet operations include one metallurgical plant which was built in 1989 as a CIL plant and upgraded in 1999 to a CIP plant. Actual throughputs of the Mount Magnet plant varies based upon the blend of oxide and sulphide ores in their feed. Processing capacity is an estimate of nominal throughput based on a 70% hard (sulphide) and 30% oxide (soft) blend.
     Throughput rates at Mount Magnet were at zero during in fiscal 2009 and 2010 due to the site being closed and the plant being placed on care and maintenance.
Production analysis:

	Fiscal Year Ended June 30,
Mount Magnet	2010	2009	2008
Production
Tons (‘000)	—	—	966
Recovered grade (ounces/ton)	—	—	0.080
Gold produced (ounces)	—	—	75,297
Gold sold (ounces)	—	—	77,097
Results of operations ($)
Product sales (‘000)	—	—	56,215
Cash cost (‘000)	—	—	41,405
Cash profit (‘000)	—	—	14,810
Cash costs
Per ounce of gold ($)	—	—	545
Capex (‘000) ($)	—	—	3,909
     The majority of declared mineral reserves were mined during fiscal 2008. The mines were closed and the processing plant has been put on care and maintenance in December 2007.
Capital Expenditure: We spent A$0 million on capital expenditure at the Mount Magnet operations in fiscal 2009 and 2010, primarily due to the fact that the site was put on care and maintenance during 2009 and a feasibility study was commenced during April 2009. No capital expenditure was therefore incurred.
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
     In July 2007, we announced the sale of the South Kalgoorlie Mine to Dioro. The total purchase price was A$45 million (US$39.8 million), which consisted of a cash and a shares component. On November 30, 2007, all conditions precedent to the transaction were satisfied. The results for fiscal 2008 below reflect only the 5 months ended November 30, 2007.
History: The South Kalgoorlie operations included several open-pits at Jubilee and New Celebration, as well at the Mount Marion underground mine. The Jubilee operations were originally comprised of the large Jubilee open-pit and a number of smaller open-pits. The New Celebration operations were initially developed in 1987 by Newmont exploiting the same ore body that hosted the Jubilee Pit. Hill 50 acquired these operations from Newcrest in June 2001. The Mount Marion decline was established in 1998. Open-pit mining ceased at the South Kalgoorlie Operations at the end of fiscal 2005, with only low grade stockpiles treated during fiscal 2006 together with Mount Marion ore. During fiscal years 2008 and 2007, open-pit mining recommenced at South Kalgoorlie Mines, with a cutback on the HBJ pit, as well as the Shirl open-pit.
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
Production analysis:

	Fiscal Year Ended June 30,
South Kalgoorlie	2010(1)	2009(1)	2008(1)
Production
Tons (‘000)	—	—	477
Recovered grade (ounces/ton)	—	—	0.058
Gold produced (ounces)	—	—	27,778
Gold sold (ounces)	—	—	27,778

	Fiscal Year Ended June 30,
South Kalgoorlie	2010(1)	2009(1)	2008(1)
Results of operations ($)
Product sales (‘000)	—	—	18,858
Cash cost (‘000)	—	—	14,453
Cash profit (‘000)	—	—	4,405
Cash costs
Per ounce of gold($)	—	—	517
Capex (‘000) ($)	—	—	12,526

(1)	The South Kal Operations sales process was concluded on November 30, 2007. The results for fiscal 2008 are for the five months ended November 2007.

Papua New Guinea - 19 October 2010

Amanab Project (Harmony 100%)
Mt Hagen Project (Harmony 100%)
Southern Highlands (Harmony 100%)
Lihir
Frieda River
Ok Tedi
Porgera
Kainantu
Wafi-Golpu
Hidden Valley
Papua New Guinea
Panguna
Morobe JV Project (Harmony 50%)
Strategic alliance area outlined in black
Central Province (Harmony 100%)
Tolokuma
Misima
Legend
Country
MMJV operation/project
Major mines
Morobe Mining Joint Ventures – project area
Harmony project area
New Guinea Mobile belt
N
0
1000
2000
Metres

Papua New Guinean Operations and Exploration
Overview
Introduction: Fiscal 2010 was the second year of the Morobe Mining Joint Venture between Harmony and Newcrest. The Morobe Mining Joint Venture is a 50:50 Joint Venture encompassing:
1.	the Hidden Valley Operation;

2.	the Wafi-Golpu Project; and

3.	an Exploration Joint Venture on the surrounding tenement package.
     Outside of the Morobe province Harmony have expanded the PNG exploration portfolio with four new projects that are 100% owned:
1.	Mount Hagen in the Western Highlands

2.	Amanab in the Sandaun Province

3.	Two tenement applications in the Central Province

4.	Two tenement applications in the Southern Highlands Province
     In addition several tenement applications have been lodged with the MRA including ELA1785-1786 In the Southern Highlands and ELA1784-1785 in the Central Province. However, grant notifications for these applications had not been received by the end of fiscal 2010.
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
     Exploration expenditure in PNG for fiscal 2010 was A$22.4 million (US$19.8 million). This breaks down into A$18.5 million (US$16.3 million) as Harmony’s 50% contribution to the Morobe Mining Joint Venture exploration program and A$3.9 million (US$3.4 million) for Harmony 100% projects. Results from exploration work have been highly encouraging, with a major Resource expansion achieved at the Wafi-Golpu Project, and a number of targets with the potential for major stand-alone gold and copper/gold deposits identified and advanced to the drill testing phase.

Hidden Valley Operation
Introduction: The Hidden Valley project is an open pit gold-silver mine and processing plant. Two separate open pits are in operation, being Hidden Valley-Kaveroi (“HVK”) pit, and Hamata pit. The mill has been constructed to process a nominal 4.2 million tonnes (dry metric) of ore per year from the two pits, with de-bottlenecking of the plant planned up to 4.7 million tonnes per year.
     Newcrest purchased an initial 30.01% interest in the project on June 30, 2008, and provided sole funding of the project to June 30, 2009 to earn a further 19.99%. On June 30, 2009 Newcrest formally achieved 50% ownership in the project, such that the project is now a 50:50 joint venture between Newcrest and Harmony.
     The mine is located in a highly prospective exploration lease area and it is envisaged that, as active exploration continues, the life of the process facility may be extended as it is fed from a number of sources.
     The project comprises four exploration licenses of 966 square kilometers in the Wau District of Morobe Province, PNG and is located 210 kilometers north-northwest of Port Moresby and 90 kilometers south-southwest of Lae, the two largest cities in PNG. Access to the project is presently by sealed road from the deepwater port of Lae to Bulolo. Harmony constructed an all-weather gravel road from Bulolo to the Hidden Valley mine site to access the site.
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
Project Overview: Currently ramping up to full production, the Hidden Valley Mine is expected to initially process 4.6 million tons (short) of ore per annum from ore mined at two open-pits, The HVK pit and the Hamata pit. Currently planned de-bottlenecking is expected to increase the processing rate to 5.2 million tons (short) of ore per annum by year three of operations.
     The HVK pit, at an elevation of between 2,500 m and 2,700 m above sea level, is the larger pit supplying the majority of the ore. The HVK pit is located some 5 to 6 kilometers from the processing plant.
     The smaller Hamata pit is directly adjacent to the processing plant on the northern side of the processing plant and is at an elevation of between 1,850 m and 2,040 m above sea level.
     Current estimates are that at annual full production over 14 years, Hidden Valley will process an average of 4.7Mt from both pits to produce around 250 000oz of gold and 3.4Moz of silver annually.
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
Reserves: The proven and probable gold reserves for the Hidden Valley/Kaveroi/Hamata deposits (50% attributable interest) are 1.8 million ounces at 0.054 ounces per ton. Silver proven and probable reserves at Hidden Valley/Kaveroi and Hamata amount to 32.0 million ounces at 1.036 ounces per ton. See Item 4. “Reserves.”

Site Access: The Hidden Valley site is located approximately 90 kilometers south-southwest of Lae, which is the nearest deepwater port for the project, and the Capital of Morobe Province. Access to the site from Lae uses an existing 110 kilometers sealed two-lane main road to the town of Bulolo, continuing to Hidden Valley via an all-weather two-lane gravel access road constructed by Harmony.
Power Supply: The ability to obtain an alternate power supply from PNG’s national power supplier, PNG Power Limited (“PPL”), is of importance to the project. On May 14, 2007, Harmony announced that it had signed an agreement with PPL to supply the Hidden Valley mine with electricity. PPL has committed to construct new transmission lines and infrastructure in order to supply hydro-electricity from the Yonki Dam. Contracts for this work have already been awarded. Construction on site of the connecting supply power lines and pylons is currently underway. We expect to receive our full quota of electricity from PPL by the end of December 2010.
     Harmony acquired and installed sufficient diesel generators for the purpose of providing 100% backup power supply to the project, and has to date been powering the site with these diesel generators.
Customs and Excise: In November 2006 the PNG National Executive Committee approved exemptions to customs and excise on a range of commodities that will be required for the construction of the project. This was gazetted, and customs officials at Lae port are already applying the exemptions, based on the draft gazettal notice.
Environment: The environmental investigation and completion of the Environmental Impact Statement (EIS), was undertaken by Enesar Consulting Pty Ltd. The investigation applied the data and knowledge gathered since 1987 and baseline studies undertaken as part of the 2004 Feasibility Study, to establish the environmental impacts of the revised development plan.
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
Community affairs/landowner discussions: Through its subsidiary Morobe Consolidated Gold (“MCG”), Harmony worked extensively with the landowners, local and national government to agree an appropriate sharing of the benefits of the Hidden Valley proposed mine. This culminated in the signing of a Memorandum of Agreement (“MOA”) between MCG and relevant affected parties on the August 5, 2005. These parties were PNG National Government, the Morobe Provincial Government, the immediate area Local Level Government units and the local Landowner Association. This MOA clearly defines the roles and responsibilities of each signatory and in particular removes any of the “grey” area with regards to the distribution of proceeds from mineral royalties.
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
Mining and Mining Fleet: The mine is being developed by conventional open pit mining techniques. The primary mining fleet consists of three Komatsu PC-2000 hydraulic backhoe excavators, two Komatsu PC-800 hydraulic backhoe excavators, two Komatsu WA-900 front-end loaders and 25 Komatsu 785-7 rigid dump trucks (100 t class). Drilling equipment comprises seven Atlas Copco ECM720 drill rigs, drilling 6.5 meter holes at 127 mm diameter. A range of ancillary equipment includes track dozers, graders, a fuel truck, and numerous light vehicles.
     Ore is delivered by truck to the Hamata and Hidden Valley crusher stations. Crushed Hamata ore is delivered by conventional conveyor to the primary stockpile and Hidden Valley ore is delivered via an overland pipe conveyor to the same stockpile.

Plant: Once fully operational the processing plant is expected to process ore at a rate of approximately 4.6 million tons of ore per annum and has been designed with three distinct process routes that complement the metallurgical characteristics of the three ore types to be mined. The processing plant will commence as:
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
     All tailings will be stored in a tailings storage facility, and all water recovered will be subject to detoxification prior to being re-cycled or released to the environment. The processing plant and tailings storage facility will be built to meet or exceed the requirement of the International Cyanide Management Code. Gold production commenced in August 2009, and the plant is currently ramping up to nameplate production.
Government royalty and other rights: The gold and silver production from the Hidden Valley Project will be subject to a 2% royalty, payable on the net return from refined production if refined in PNG or 2% royalty on the realized price if refined out of PNG.
     The government of PNG also has a statutory right to acquire up to a 30% participatory interest in mining development projects, at sunk cost. Once an interest is acquired by the government of PNG, it contributes to the further exploration and development costs on a pro rata basis. This right was not exercised by the government over Hidden Valley, however the memorandum of agreement signed between the government and ourselves negotiated a participation right of 5%, for the landowners. Subsequent negotiations have seen this right transferred into a Benefit Sharing Agreement. The benefit is equivalent to a 0.2% royalty on gold and silver production and payable into an agreed community trust structure, the Hidden Valley Mine Trust. This Trust is administered by a reputable corporate trustee, who is guided by the recommendations of a Board of Governors, comprising representatives of the three landowner villages, the Morobe Provincial government, the MRA and the Hidden Valley Mine Joint Venture.
Third Party Royalties: On March 28, 2007, we announced that we had concluded negotiations with Rio Tinto pursuant to which we would purchase the Rio Tinto rights under a royalty agreement relating to Hidden Valley, which was entered into prior to our acquisition of the Hidden Valley and Kerimenge deposits in PNG. Under the royalty agreement, Rio Tinto had the right to receive a portion of between 2% and 3.5% of future ounces produced by the Hidden Valley mine in PNG. The consideration we paid to Rio Tinto totaled US$22.5 million, which was settled with our issue of ordinary shares valuing US$20 million, with the balance of US$2.5 million paid in cash.
     The transaction will reduce the cash costs per ounce of gold produced at Hidden Valley, and all further extensions to the project, mine life and reserves will be free of this royalty.
Production analysis: Full production began in May 2010 and by the end of fiscal 2010 monthly production had risen to 300KMt, equivalent to 87% of nameplate capacity and reflecting the more stable operating performance and consistent plant use. In all for fiscal 2010, 2.7 million tons were processed to yield 122,346 ounces of gold and 445,435 ounces of silver.
Capital Expenditure: Capital expenditure on the project for fiscal 2010 was US$121 million (A$143 million) compared to the US$319 million (A$399 million) spent in fiscal 2009. Capital was mainly spent on completing the overland pipe conveyor, flotation and regrind circuit in the processing plant and capitalization of commissioning costs prior to reaching commercial levels of production on 1st May 2010. The total project capital cost was US$661 million (A$781 million), which represents a 1.6% increase in A$ terms on the last reported budget. There were no significant changes in the scope of work of the project. This value excludes US$37 million for mine fleet repayments post the construction phase which is not considered part of the construction capital.

Wafi-Golpu Project
Introduction: The Wafi prospect is a 50:50 joint venture with Newcrest of Australia. Harmony’s ownership is through its wholly owned subsidiary, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991, and AGF subsequently farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when it merged with Aurora in 2002. We assumed control of the Wafi Project by way of the acquisition of Abelle in 2003. The project is held under 2 contiguous exploration licenses (EL 440, and EL 1105), totaling 130.5 square kilometers. The Wafi Golpu Project comprises a porphyry and epithermal copper and gold systems within a 2.5km x 2.5km area and contains numerous lodes including the Golpu copper gold porphyry, the Nambonga gold copper porpyryr and the Wafi epithermal gold lodes. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs in the form of extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. Exploration expenditure (including Pre-feasibility studies) on the project for fiscal 2010 was US$17.1 million (A$20.2 million).
Geography: The Wafi prospect is located near Mount Watut in the Morobe Province of PNG, approximately 60 kilometers southwest of Lae and about 60 kilometers northwest of Wau. The Wafi camp is located at an elevation of approximately 400 meters above sea level in terrain that is mountainous and forested in most areas. The site is accessed by sealed road (Lae to Bulolo) which comes within 5 kilometers of the eastern edge of the tenements and 15 kilometers from the Wafi camp. From the sealed road, a 38 kilometer dirt-base access track to the prospect is accessible during most weather conditions. The site is serviced by helicopter when the road access is cut due to extreme wet weather. Watut Valley is located immediately west of the project, and the foothills of Watut Valley provide an option for placement of ore processing and mine infrastructure. Alternatively, the processing plant may be located in the Markham River valley closer to Lae.
Mining Reserves. Following completion of the Golpu Copper/Gold pre-feasibility study, a probable mineral reserve has been declared. See Item 4. “Reserves”.
     The Golpu Mineral Reserve is derived from the 2007 Golpu Stand Alone Project Pre Feasibility Study. This study assumes a block cave underground mine with ore processed on site to produced a copper and gold concentrate for shipping to smelter. Metallurgical Studies indicate that recoveries of 88% for copper, 54% for gold and 36% for molybdenum can be expected. Metal prices are assumed at US$2.30/lb for copper, US$520/oz gold and US$20/lb for molybdenum in this declaration
In declaring the probable reserve, the following considerations are required:
1.	The PFS is completed to industry accepted standards for a PFS (±20-25% accuracy). The outcome of further more detailed studies may affect the reserve.

2.	The location for the tailings storage facility has not been finalized, however potential sites proximal to the project have been defined.

3.	There are outstanding issues associated with traditional land owners required to be resolved before the project is able to be constructed.

4.	The board has not yet committed to completing subsequent phases of study, or to project construction.
     Subsequent drilling has expanded the Resource considerably. This new Resource is allowing a re working of the Pre Feasibility study and a new Reserve will be declared upon completion of the study, which is expected in 2011.
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
Third Party Royalties: There are no third party royalties. A royalty that was over the project was bought out from Rio Tinto in 2008.
Capital Expenditures: No capital expenditures were incurred during fiscal 2010 as exploration drilling work was still underway, and costs were expensed as a result.

Concept Study: Due to the increased resource at Golpu a Concept study was completed for Wafi-Golpu that builds on previous studies and is updated based on new information and enhanced development approaches.
The objective of the concept study is to:
•	Outline the key drivers and major development options;

•	Define at least one technically and commercially viable business case; and

•	Establish further value building opportunities and a work plan for Prefeasibility;
     The concept study evaluated a number of development alternatives for Wafi and Golpu respectively. A range of potential viable alternatives were identified. The base case involves the integrated development of Wafi and Golpu in a number of sequenced development stages.
     The initial development focuses on the early establishment of open pit mining and oxide process plant to treat the gold rich Wafi and Golpu oxide ores to minimize upfront capital and reduce the timeframe from execution to production.
     The second phase of development focuses on increasing gold production through the expansion of the Wafi orebody at depth and expansion of the process plant to increase throughput and treat the refractory ore.
     The last phase of development is the construction of the Golpu underground block cave and construction of a 14mtpa copper concentrator with a pyrite circuit integrated into the refractory treatment plant. Significant additional resources have been identified below the current Golpu mining footprint and are likely to result in a second mining lift directly below the current design.
     The development strategy generates future opportunities for value creation that are not currently included in the project, including:
•	Expansion of the Golpu resources to the north;
•	Improved Wafi resource recovery through enhanced resource modeling;

•	Development of Wafi at depth and the Western zone adjacent to Wafi A zone;

•	Further refractory process development and enhancement; and

•	Produce a Molybdenum concentrate from Golpu copper concentrate.
     It is estimated that capital investment of between US$2,000 and US$2,600 million (real) is required to develop all necessary mining openings and physical infrastructure to allow establishment of all three stages. The range reflects the range of potential mining methods and refractory processing routes.
     Wafi-Golpu open pits and Golpu underground produce standalone positive NPV projects.
Wafi Gold Projects
Introduction: The Wafi Gold resource is comprised of three main zones: Zone A, Zone B and the Link Zone (high grade lenses within Zone B). In addition to the Wafi resource, the Western Zone is an advanced exploration project.
Geology: The Wafi-Golpu deposit is hosted by the regionally extensive Owen Stanley Metamorphics in a location characterized by a north-west trending structural corridor and an associated intrusive cluster. About 60 km to the south the same structural corridor forms Wau Graben which is host to the Hidden Valley-Kaveroi deposits.
     Mineralization covers an approximate aerial extent of 1.5 km square and a known depth of 1,500 meters. Trends indicate mineralization may extend to 2000 meters or more. Exploration drilling is in progress to systematically evaluate the depth extents. This exploration is driven by indications that significant tonnage may yet remain to be discovered that is higher in gold grade and copper grade.
     The mineralization is associated with an intermediate intrusive complex comprising diorite-dacite-andesite intrusives. At one point an explosive release from the intrusive complex produced a large diatreme breccia which occupies the central part of the deposit. Evolution of the mineralizing system continued through a porphyry mineralization phase (which produced the Golpu and Nambonga deposits) and into an epithermal veining phase which produced advanced argillic mineralization and both high sulphidation (pyrite) and low sulphidation — carbonate base metal mineralization for example the Zone A-B-Link deposits.

     The combination of low grades and the partially refractory nature of the ore, means in order to achieve the desired business outcomes the processing scale and geo-metallurgical knowledge required will be at or greater than that achieved elsewhere for a refractory gold deposit.
Geological activities will provide key geo-metallurgical inputs to ongoing exploration, geotechnical, mining, metallurgical and environmental studies inclusive of a structural model, oxidation surface, geochemistry, mineralogy and ore types.
Project Status: The Wafi lodes will be taken in Pre Feasibility study testing the various mining and milling options identified in the Concept Study. This will include but not be limited to geotechnical, mining, infrastructure, and environmental investigations.
Golpu Copper-Gold Project
Introduction: The Golpu Copper-Gold Project, or Golpu Project, is located approximately one kilometer northeast of the Wafi gold orebodies and is part of the same geological system.
Geology: The Golpu copper gold deposit is a typical zoned porphyry copper system. Alteration grades from potassic to phyllic to advanced argillic upwards from the core. Outwards from the core, the alteration grades from intense potassic to propylitic alteration around the margin. Sulphide species are also zoned from chalcopyrite dominant core to pyrite dominant around the margins. The mineralized body is a porphyritic diorite intrusive, approximately 300 meters by 200 meters plan dimension. However this mineralized body still remains open to the north.
     Copper and gold mineralization extends some way into the metasediment host rock immediately adjacent to the porphyry body by virtue of a stock vein network containing chalcopyrite and molybdenum. As vein density decreases away from the porphyry contact, the copper-gold grades also decreases. The overall footprint of the system is currenty 500m by 700m with drilling continuing to extend mineralisation to the north.
The surface expression is oxidized and leached to about 150 meters vertical depth, resulting in a residual gold only mineralization from which the copper has been leached. At the oxidation interface, a strong 20- to 30 meters thick zone of supergene copper enrichment is developed which transitions at depth into a lower grade covellite-enargite ore. Beneath this is a zone of more covellite rich mineralization that contains lesser enargite and consequently less arsenic. From approximately 300 meters below surface, the ore exists in a covellite-rich (arsenic-poor) form grading into a chalcopyrite rich zone from approximately 500 meters to its current known depth of approximately 1.4 kilometers.
Project Status: Both Wafi gold and the Golpu copper-gold deposits were considered as part of a concept study with Golpu and Wafi integrated into one operation. This concept study has been based on:
•	previous work carried out by Harmony (at PFS level) in 2007;

•	further study work carried out by the MMJV during mid 2009 and early 2010;

•	mine re-design using a new integrated geological model extrapolated based on new drill results from Golpu deposit extensions in February 2010;

•	process re-design and thinking to process Wafi refractory ores; and

•	re-evaluation of hydropower generation.
     The studies have been based on the February 2010 geological model, and has since been revised to include additional drilling results and provide an updated Mineral Resource. The new resource model has validated the Golpu deeps extrapolation and as a result the model used for the study is considered satisfactory at the concept stage.
     The standard of mine design engineering is satisfactory for a concept level study. The mining study has utilized a block model, and recognized open pit and block cave modeling packages. Costing completed for mining the ore deposit is considered to be of a satisfactory standard for this level of study and within the +/-35% accuracy level. The major exposure to the mining plan is the limited geotechnical knowledge of the deposit and surrounding country rock. The Wafi area is geologically very complex, and as such the limited geotechnical drilling which has been completed gives an indication only of the likely structural, hydrological, and lithological conditions to be encountered. Planning has commenced for the exploration decline which will be important for collecting data necessary to complete the geotechnical and mine designs.
     The standard for process engineering is of an acceptable level for the concept study. The primary processing plant requirements for the oxide and Golpu copper porphyry have been established, allowing a reasonable estimate or recovery and costs to be calculated. The basis for the refractory ore processing alternatives are less defined and a number of enhancements have little basis, but are considered acceptable at the concept stage. Reagent consumption and other parameters such as power and water requirements, as well as manning levels have been established to a level to allow the calculation of a concept level operating estimate for the project. Costs have been calculated using factors.

     It is considered that the on site infrastructure investigations have been completed to a concept level. Conceptual level studies have been completed for all major infrastructure areas and these studies will be used to assess which options should be progressed to pre-feasibility stage.
     A Competent Independent Review (“CIR”) has been completed for study. The CIR forms a key part of the submission of the project proposal to the MMJV and the respective partner’s boards to ensure that due diligence and corporate governance are maintained.
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
Wafi Transfer Structure & Regional Targets
Introduction: The Wafi Transfer structure comprises approximately 17km of strike and includes the Wafi-Golpu Project area. The area has seen little exploration and remains highly prospective for gold and porphyry copper gold resources similar to those at Wafi Golpu. A major regional exploration program commenced during fiscal 2010 which included both grid based and ridge and spur soil sampling (1252 samples), stream sediment sampling (208 samples), rock chip sampling (688 samples), magnetic interpretation and geological mapping (48 line kilometers). Drilling included 4 holes at the Kesiago prospect for 2508m.
Geology: The Wafi Transfer structure separates the Tertiary Babwaf conglomerate in the west from Jurassic and Cretaceous metasedimentary rocks of the Owen Stanley Metamorphic group in the east. Regional magnetics show the contact is intruded by a number of magnetic intrusive bodies similar to those at the Wafi-Golpu project and suggest excellent potential for additional mineralized porphyry copper-gold and related gold deposits.
Project Status: Work completed to date has defined three high priority prospect areas , Mount Tonn, Pekumbe, and Bavaga, all located within a 7 km radius of the Wafi-Golpu project
     Bavaga is located approximately 5 km north of Wafi-Golpu. Results for stream sediment reconnaissance over the area has been particularly encouraging with a large high tenor Au anomaly defined from first pass sampling. A program of follow-up ridge and spur soils and reconnaissance mapping and sampling is underway.
     At Pekumbe prospect, grid based soil sampling defined a high tenor, coherent, coincident copper, gold, molybdenum anomaly. Four drill holes have been approved for the first quarter of fiscal 2010 to test the core of the anomaly over approximately 600m of strike
     At Mount Tonn, grid based surface soil sampling has defined a significant Au anomaly associated with a magnetic intrusive complex on the Wafi Transfer structure. Infill sampling is underway to provide detail for optimizing first pass drilling in fiscal 2011.
Mount Hagen Project (Harmony 100%)
Introduction: Exploration work on the Mount Hagen project comprised ridge and spur soil sampling (906 samples), trench sampling (9 trenches / 186 samples) and mapping (426 samples). First pass drilling was completed at Kurunga prospect for a total of 4 holes for 1501.2 meters.
Project Status: During the year, the focus of exploration activities was drill testing the Kurunga prospect where local artisanal miners were actively recovering gold from outcropping copper-gold skarn mineralization.
     Initial field-work involved the trenching of the area surrounding the outcropping Au mineralization, in order to determine the orientation and controls to mineralization. A systematic program of ridge and spur soil sampling was also undertaken in order to obtain geochemical coverage over the surrounding area and the associated strong aeromagnetic anomalies. Ridge and spur soil sampling was accompanied by creek traverses and mapping by geologists, in order to provide not only a background geological context to the area, but also to delineate potential controlling structures and pathfinder features.

     The soil sampling and mapping were successful in delineating the extent of the potential mineralized system at Kurunga, along with a series of further targets hosting structurally controlled Au and Cu mineralization. An eight hole diamond drilling program was designed to test these targets, with four holes completed during the reporting period. Drilling was successful in intersecting the observed surface Au and Cu mineralization at depth below the artisanal workings. Additionally, other potential mineralization styles including epithermal style Au mineralization was also intersected. The drill program and compilation of results was ongoing at the end of the reporting period.
     With the commencement of drilling operations at Kurunga, further reconnaissance mapping and sampling was undertaken at the Bakil prospect, approximately 8km southwest of Kurunga. This prospect was identified by visual observation of a significant area of landslip activity in an area of no previous exploration activity, possibly corresponding to a large alteration system. Subsequent initial investigations revealed an extensive system of altered volcaniclastic sediments and intrusive units, with visible structurally hosted Cu mineralization. Several float samples demonstrating visual Cu mineralization were also observed and sampled from local creeks and rivers. Further reconnaissance work is ongoing at Bakil at the reporting period end including ridge and spur soil sampling, with the goal of defining suitable drill targets for testing in the first half of the fiscal 2011.
Amanab Project (Harmony 100%)
Introduction: Exploration work on the Amanab project commenced during the fourth quarter of fiscal 2010 with initial field visits to plan activities, and develop community contacts and support. This is an extremely remote area of western PNG and only accessible by air, with the nearest regional centre at Vanimo some 180kms to the north. Fly camps were in place and surface sampling commenced at year end.
Project Status: The Amanab project consists of one granted lease, EL1708, with in the Sandaun Province of PNG. During the reporting period, the final grant was received for EL1708. A thorough review of previous exploration activities was undertaken by Brisbane based technical staff, resulting in the definition of several highly prospective target areas (Yup River East, Yup River West, Biaka, Dio River, Akraminag, Mouri and Akrani Nth). However, initial field work was postponed until exploration activities could successfully be established at Mount Hagen.
     An initial field team was established at Amanab station, with construction of a fly camp at Oweniak village. Initial sampling commenced with ridge and spur soil sampling at the Yup East prospect, which was defined from an examination of historic exploration results and reported local alluvial gold mining. This program will continue with additional ridge and spur soil sampling campaigns planned for Yup River West, and the Biaka prospects during fiscal 2011.
Hidden Valley ML Exploration
Introduction: Exploration work on the Hidden Valley ML (outside of the deposit areas) comprised ridge and spur soil sampling (803 samples), trench sampling and mapping (1080 samples). First pass drilling was completed at Apu Creek, Big Wau, and Yafo prospects for a total of 3 holes/1253 meters.
Project Status: With major drill programs undertaken for Hidden Valley resource definition and the Wafi Golpu resource expansion, drilling activities on grassroots prospects on the ML was curtailed during 2010. Work focused on integrating the geological and geochemical datasets with detailed helimagnetics to generate new targets for fiscal 2011.
     Project generation work together with continuous channel sampling and mapping south of the Hidden Valley Kaveroi deposits generated several high priority targets for drill testing. These include the Tais Creek and Waterfall prospect areas.
     Follow-up drilling at Apu creek returned several zones of base metal mineralization with associated alteration. Interpretation of alteration patterns and the metal zonation through the main deposit, as well as, prospects along strike such as Hidden Valley South and Apu Creek, is being completed to develop a mineralization model.
     Drilling at Big Wau has downgraded the prospect and no further work is planned at this stage.
Kerimenge and the broader prospect potential
Introduction: The Broader Kerimenge project area lies approximately 7 kilometers east of the Hidden Valley — Kaveroi deposit. The area is being targeted for high grade satellite mineralization to supplement the ore feed through Hamata Processing Plant . Work completed during fiscal 2010 focused on trenching and reconnaissance sampling over the broader project area. A total of 433 surface samples were collected and assayed, and over 22.3 line kilometers of creek mapping completed.
Project Status: Results from the work have highlighted the Kauri — Wara Muli areas located approximately 2km north of the Kerimenge Prospect. First pass ridge and spur soils was completed over a 7 square kilometer. Results have highlighted a mineralized contact with anomalous gold and base metal assays with potential for up to 4 km of strike. Mapping has confirmed prospectivity with mineralized vein stockworks along the porphyry-granodiorite contact. Follow-up work and first pass drilling is planned for fiscal 2011.

Figure 1: Morobe Mining Joint Venture (Harmony 50%) Tenement Location Map

MARKHAM RIVER
EL 1590
LAE
WAFI/GOLPU PROJECT
EL 1105
EL 440
DEMAKWA
ELA 1773
ELA 1812
EL 1103
KESIAGO
PEKUMBE
MT. TONN
BIAMENA
ZENAG FARM
ZENAG
Huon Gulf
EL 1316
ELA 1811
SOLOMON SEA
BOLOLO
EL 1193
WAU
EL 497
EL 677
EL 1631
HIDDEN VALLEY PROJECT
Eastern Highlands Province
Morobe Province
Gulf Province
Central Province
ELA 1849
EL 1403
MOROBE STATION
EL 1630
EL 1629
Allans Lode
GIU
WWO
MOROBE MINING
TENEMENT LOCATION MAP
LEGEND
Built-up Area
Major Deposit
Main Prospect (outside Wafi and ML151)
Major River
Major Road/Track
MMJV Tenements & Leases
Mining Lease (ML151)
Current Tenement
New Application Tenement
Kilometers

Morobe Coast Exploration License
Introduction: The Morobe Coast exploration license, EL1403, encompasses 520.2 square kilometers of tenure. A compulsory 50% reduction was completed in April 2010, although a application (ELA 1849) encompassing the relinquished portion was successful in securing priority to the ground. The area lies to the southeast of the Morobe Goldfield, and we believe it presents grassroots exploration potential. Historical exploration work has been limited, but returned anomalous gold assays in rock chip and stream sediment samples from the Lokaniu volcanics.
     Wiwo and Giu Prospect. The Giu and Wiwo prospect areas fall approximately 10 kilometers southwest of the Morobe township on the east coast of PNG, and has been the main focus of exploration activities on EL1403. A detailed airborne magnetic survey was completed during fiscal 2010 for over 8000 line kilometers. 563 surface soil samples were completed as part of a first pass ridge and spur soil sampling program over the Wiwo prospect area
     Mapping to date has outlined several areas of structurally controlled epithermal vein mineralization, hosted in vesicular basalts. Rock chip results continue to be encouraging with anomalous values of copper, gold, molybdenum and zinc returned.
Project Status: Integration of new geochemical and geophysical datasets is currently underway to define targets for follow-up work.

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
     The Mining Charter was signed by government and stakeholders in October 2002 and contains principles relating to the transfer, over a ten-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs, as defined in the Mining Charter. An interim target of 15% HDSA participation over five years was set and to this end, the South African mining industry committed to securing financing to fund participation of HDSAs in an amount of R100.0 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a “scorecard”, in which the levels of compliance with the Mining Charter can be ticked-off after five and ten years respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production (mineral beneficiation), such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resource and skills development; employment equity; procurement beneficiation and direct ownership. In addition, the Mining Charter addresses socio-economic issues such as migrant labor, mine community and rural development, and housing and living conditions.
     Following a review of the progress made by the mining industry after five years of implementing the provisions of the Mining Charter , the DMR recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to:
(i)	facilitate local beneficiation of mineral commodities;

(ii)	procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure;

(iii)	achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level;

(iv)	invest up to 5% per cent of annual payroll in essential skills development activities; and

(v)	implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which must be achieved by 2014.
     In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.
     We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, the MPRDA has not had a significant impact on these mining and exploration activities because we applied for and were granted the conversion of all of our old order mining rights into mining rights in terms of the MPRDA. We now have to comply with the required annual and bi-annual reporting to the DMR on the Social and Labor Plans, Environmental Management Programmes, and Progress Reports on our prospecting rights.
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
     The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. Since the effective date of March 1, 2010, the average royalty rate for our South African operations is 1.5% of gross sales.
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
Papua New Guinea
     According to the Mining Act of 1992 (PNG) mineral rights in PNG belong to the government of PNG and they have a statutory right to obtain up to a 30% participating interest in mining development projects. The government then issues and administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production.

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
     Harmony Gold (PNG) Exploration Limited manages three exploration licences granted in the Western Highlands and the Sandaun Provinces. The company has also applied for four tenements in the Central and Southern Highlands Provinces and is still awaiting ministerial approval.
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
     Harmony has recently approved its environmental strategy which is geared towards:
•	managing the business with environment as an integral part of the business processes;

•	focusing relentlessly on effectiveness of risk controls;

•	radically reducing the environmental liability in the organisation;

•	create a sharing, learning, challenging and innovative enviromental culture.
     In support of the above commitment, our environmental policy stipulates that:
•	Compliance

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
     To address and minimize the impact of the company’s operations on the environment, taking into account regulatory requirements, the board has approved a number of five year targets relating to emissions to air, water consumption and usage, energy consumption, recycling and land use based on fiscal 2008, namely:
•	Compliance

The Company will reduce the number of significant incidents to zero.

•	Air Pollution

All sites with emissions >100,000 tonnes per year CO2 equivalent is required to have and maintain energy conservation plans by 2012.

Harmony’s aggregate group target for reduction in energy consumption per ton milled is 10% by 2013 based on a 2005 base year.

Harmony’s aggregate group target for reduction in GHG per ton milled is 5% by 2013 based on a 2005 base year.

•	Biodiversity

All sites will have a biodiversity action plan by 2012.

•	Water Management

The aggregate group target for increased affected water consumption per ton milled is a 5% improvement by 2013 based on a 2008 base year.

The aggregate group target for reducing fresh water consumption per ton milled is a 2% improvement by 2013 based on a 2008 base year.

•	Recycling

All steel, plastic and timber waste to be handled through designated areas, to improve levels of recycling, and 50% of all oil and grease to be recycled.

•	Land Use

The aggregate group target is a 5% reduction in the land available for rehabilitation.
Environmental performance
ISO14001 implementation
     An ISO14001 EMS is being introduced progressively across our operations, and it is planned that the implementation program at the longer-life operations will be completed in 2012. Formal certification will be sought progressively. By the end of June 2010, the implementation status at the various operations was estimated as follows:
•	Doornkop — shaft achieved certification in fiscal 2010; Doornkop plant is scheduled for certificate in November 2010;

•	Kusasalethu — Certification audit planned for March 2011;

•	Evander 8 Shaft — Certification audit planned for October 2010;

•	Kalgold — Certification audit planned for October 2010; and

•	Free State Harmony 1 plant — December 2011.

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
     Generic closure objectives are set and high-level closure plans formulated within the EMPR, including investigation of the potential for re-use of existing infrastructure, preparation of a rehabilitation plan, rehabilitation and vegetation of the affected area and post-closure monitoring. These EMPRs are legally binding and forms part of our submission for, and receipt, of mining rights conversions. Revised EMPRs (aligned with new minerals legislation) were developed for Doornkop, Kalgold, Joel, St Helena, Target, Evander, the Virginia operations and Kusasalethu in fiscal 2009, and submitted to the regulatory authorities for approval. As part of this process, public participation meetings have been held with interested and affected parties.
     A number of annual compliance audits were undertaken during the year, most notably by the DMR. Areas of non-compliance identified by the audits have been and are being addressed.
Significant environmental incidents
     Significant incidents are defined as those that have an impact outside the Group’s boundaries, which may cause irreparable harm or which require significant expenditure to remedy. In fiscal 2010, five significant environmental incidents were reported. These related primarily to:
•	localised sewage spill onto adjacent land (one incident);

•	localised slimes spillage into the Winkelhaakspruit (two incidents);

•	overflow of affected water from a water containment facility into a tributary stream as a result of flash floods (one incident); and

•	overflow of affected water from a water containment facility into the adjoining storm water facility (one incident).
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
     The accumulated amount in the various South African rehabilitation trust funds was R1,702 million (US$223.2 million) at the end of June 2010 (compared with fiscal 2009, which was R1,597 (US$206.8 million)), while the total rehabilitation liability was estimated at R2,229 million (US$292.2 million) (compared with fiscal 2009, which was R1,918 (US$248.3 million)). During the year, we contributed R5 million (US$0.7 million) to the trust funds.We also arranged guarantees for the environmental liabilities with Nedbank Limited amounting to R286 million (US$37.5 million).
     The assets of each mine within each fund are ring-fenced and may not be used directly to cross-subsidise one another.
Papua New Guinea
     Our PNG operations are in various phases of activity including exploration, pre-feasibility study and commissioning. We are subject to applicable environmental legislation including specific site conditions attached to the mining tenements imposed by the PNG Government DEC, the terms and conditions of operating licenses issued by the PNG MRA and DEC, and the Environment Permits for water extraction and waste discharge issued by DEC.
     Some non-compliances with these requirements have been identified at the Hidden Valley Mine and remedial actions are being implemented in consultation with DEC and MRA. All other operations in PNG are compliant with their respective statutory requirements.
     All PNG operations have departments and personnel dedicated to environmental matters who are responsible for implementing the company environmental management programs, monitoring the impact of mining on the environment and responding to impacts that require specific attention outside of the normal program of environmental activities.

     A framework for a Sustainable Business Management System (“SBMS”) has been completed which complies with relevant Australian and international standards and principles for safety, environment, quality and sustainable development (including AS/NZS ISO14001:Environmental Management Systems, Equator Principles, and the Cyanide Code). This system will be implemented at all PNG operations over the next two years.
Significant environmental incidents
     There were a number of environmental incidents reports in PNG that may have had a moderate impact on the receiving environment but were not considered major or at a level that would have affected ecosystem function.

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
     The Mine Health and Safety Act prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. It also entrenches the right of employees to refuse to work in dangerous conditions. Key amendments to this Act are the following:
•	Training records to be kept

•	Employer investigations

•	Permanent committees of the MHSC

•	Health and Safety Management system

•	Administrative fines increased from R200,000 to R1million

•	Offences — applicable to the Employer
     Government, through the DMR, ordered the institution of audit teams to conduct legal compliance and systems and explosives control audits on mines across all commodities.
     It is anticipated that Harmony will incur additional expenditure in order to comply with the prescribed legislative requirements. Management anticipates that such additional expenditure will not have a material adverse effect upon our operational results or financial condition.

Criminal mining
     Security issues with regard to criminal mining came to the fore during fiscal 2009. In June 2009, criminal mining resulted in the deaths of criminal miners. Harmony continues to address the issue of criminal mining on a daily basis with enhanced security, together with the South African Police Services, the Department of Justice, the National Prosecuting Authority and other affected mining companies. We are doing everything reasonably practicable to ensure that the unauthorized miners do not get access to shafts in order to prevent them from going underground illegally and to prevent them from destroying existing infrastructure. We have invested a significant amount of money in infrastructure and systems to achieve this.
Healthcare services
     In South Africa, approximately 80% of primary health care and occupational health services are provided to employees and their dependants through company-managed healthcare facilities which include two private hospitals, one mine hospital and three private pharmacies. Casualty departments at these hospitals provide 24-hour emergency services to local communities as well as to the company’s employees. The health and well-being of the remainder of Harmony employees, their dependants and contractors is ensured through medical aid membership or third-party service-providers, as part of their employment benefits.
     In fiscal 2010, we embarked on a pro-active healthcare strategy with a shift in focus from curative care towards preventative healthcare. Integrated individual healthcare was provided to employees with the assistance of management information systems which enable Harmony Healthcare to monitor and track the risk profile of each individual in terms of health and well-being. An individual disease management plan is then developed and continually reviewed to assess progress.
Occupational health
     In compliance with the Mine Health and Safety Act, medical surveillance continued at the group’s four medical surveillance centres. Medical surveillance examinations were conducted including entry examinations (for new employees), annual examinations, exit (end of service) examinations, and out-of-cycle examinations (for transfers, for example).
     We align our occupational health statistics reporting to international standards such as the International Labour Organization’s Code of Practice on the Recording and Notification of Occupational Accidents and Diseases, as well as the Mine Health and Safety Act. In the case of an employee being identified as having a compensable occupational illness, the company submits his or her details on the employee’s behalf to the Medical Bureau for Occupational Diseases (“MBOD”) or to the Rand Mutual Assurance Company (“RMA”), depending on the illness and legislation that covers it. The MBOD is a statutory body, responsible for certification and compensation in terms of the Occupational Diseases in Mines and Works Act, 1973, to which Harmony contributes. RMA is an industry body that provides compensation under the Compensation for Occupational Injuries and Diseases Act of 1993.
     The primary occupational health risk areas in fiscal 10 were silicosis, noise induced hearing loss (“NIHL”), tuberculosis (“TB”) and occupational injuries.
HIV & AIDS Policy
     We have managed to look at HIV & AIDS awareness campaigns holistically with our South African workforce. Our HIV and AIDS campaigns are in line with the national HIV counseling and testing (“HCT”) campaigns. Our treatment policy is also in line with the National Guidelines on Anti Retroviral Treatment, which assists employees who decide to leave their place of work and return home for care and are cared for at their homes through the TEBA home based care system, to which we contribute. See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — HIV & AIDS poses risks to Harmony in terms of productivity and costs” and Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services may increase in the future”.
     In South Africa, we have an agreement with the relevant stakeholders concerning the management of HIV & AIDS in the workplace. This agreement, originally signed in 2002 with the National Union of Mine Workers (“NUM”) and the United Association of South Africa (“UASA”) has been subsequently amended, the latest in August 2006. While many aspects of the policy have remained unaltered, the most fundamental change is the inclusion in the policy of a broad spectrum of chronic manageable diseases other than HIV & AIDS such as diabetes, asthma and hypertension. This was done in order to minimize the stigma surrounding stand alone HIV & AIDS treatment centers and also to emphasize our view that HIV & AIDS should no longer be viewed as a death sentence, but rather a chronic, manageable disease. We have decentralized some of the functions of the HIV and AIDS centers to the clinics at the shafts where these functions can be easily accessed by employees. The agreement also serves to reassure our employees of our commitment to the respect of all human rights and commitment to non-discriminatory practices and zero tolerance to discrimination of any of our employees. During the early stages of the implementation of the

HIV & AIDS program, the agreement was also used as a marketing tool to encourage employee participation in the Harmony HIV & AIDS Program.
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
     A revised integrated clinical strategy, developed as part of the new strategy to address TB and HIV & AIDS was implemented during the year. This strategy was developed through a workshopping process that was led by academics and experts drawn from the Universities of Cape Town, Pretoria and Witwatersand, and with the participation of the 19 Harmony health care staff, ranging from medical doctors, to occupational health practitioners, nursing sisters and others.
     A number of key issues have been highlighted in this new strategy that integrate and consolidate the traditional HIV &AIDS and TB approaches. These include:
•	Concerted efforts will be made to enhance and sustain the group’s Voluntary Counselling and Testing (“VCT”) programs.

•	Enhanced education and counselling will be provided to employees who are HIV-negative.

•	Anti-retroviral therapy (“ART”) will be introduced at an earlier stage, which is expected to have a significant impact on reducing HIV & AIDS incidence rates.

•	In addition, efforts will be made to intensify case findings, introduce isoniazid preventative treatment and improve infection control with further infection control measures such as the use of masks, ultra-violet lights, etc.
HIV & AIDS performance
     It is currently estimated (based on estimates within the gold mining industry) that around 27% of Harmony’s employees are HIV positive. It is possible, however, that actual prevalence rates are higher than this as a result of the current treatment campaigns (including ART). We continue to focus on early detection and treatment to increase the likelihood of extended, healthy lives for infected employees. New electronic data collation systems were implemented in fiscal 2009 and we envisage that there will be an improvement in monitoring and evaluation of the program outcomes in fiscal 2011. During fiscal 2010, a total of 18,971 individuals were tested (2009: 22,806 tests), a decrease of 17%. The decrease is because the initial VCT campaigns targeted a broader spectrum of candidates and included the community as well as dependants.
Australia
     Australia, via each State and Territory has a well regulated system of occupational health and safety (OH&S), comprised of legislation (Acts and Regulations) and Codes of Practice. Australia is moving to National OH&S Legislation and Draft Legislation has been circulated to the various levels of government and industry for consultation. Several of these specifically apply to the mining industry, including specific legislation and extensive codes of practice and guidelines. There is also a well developed certification and licensing system for employees for the usage of certain items of plant and equipment. The legislation governing this area also refers to the many Australian Standards and specifically AS/NZS 4801 — Occupational health and safety management systems — Specification with guidance for use which is the specific AS for the management of Safety Systems.
     In the event of injury while at work, employees are protected by a compulsory workers compensation scheme, which are different for each state.

Papua New Guinea
     PNG has a significant mining industry, and a developing system of occupational health and safety. The PNG Mining (Safety) Act of 1977 is the principal legislation that addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.
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
Overview
     We conduct underground and surface gold mining and related activities, including exploration, processing, smelting and beneficiation. We are currently the third largest producer of gold in South Africa, producing some 22% of the country’s gold output, and are among the world’s top ten gold producers. Our gold sales for fiscal 2010 were approximately 1.4 million ounces of gold. As at June 30, 2010, our mining operations reported total proven and probable reserves of approximately 48.1 million ounces and in fiscal 2010, we processed approximately 19.8 million tons of ore.
     For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts managed by a team (headed by a single general manager) being considered to be an operating segment.
     Our reportable segments are as follows:
     Bambanani, Doornkop, Evander, Joel, Kusasalethu (previously Elandsrand), Masimong, Phakisa, Target, Tshepong, Virginia and PNG;
     Cooke operations (sold in November 2008) and Mount Magnet are classified as discontinued operations; and
     All other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” and “Other — Surface”.
Critical Accounting Policies and Estimates
     The preparation of our financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported results of our operations. Actual results may differ from those estimates. We have identified the most critical accounting policies upon which our financial results depend. Some of our accounting policies require the application of significant judgment and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.
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
Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2010, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of US$1,050 per ounce and South African and Australian dollar exchange rates of US$1 = R8.19 and A$1 = US$0.80, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.
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
     During fiscal 2010, 2009 and 2008, we recorded impairments of US$43 million, US$89 million and US$27 million respectively, on property, plant and equipment, all from continuing operations. Reversal of previously recorded impairments amounted to US$28 million and US$5 million in fiscal 2009 and fiscal 2008 respectively. These reversals related to the Mount Magnet operation, which has been classified as discontinued operations. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future gold price assumptions. A 10% decrease in gold price at June 30, 2010 would have resulted in the additional impairments amounting to US$1.8 million at the Steyn 2 shaft in the Bambanani segment.
Carrying Value of Goodwill
     We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets. To accomplish this, we compare the recoverable amounts of our cash generating units to their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. If the carrying value of a cash generating unit were to exceed its recoverable amount at the time of the evaluation, an impairment loss is recognized by first reducing goodwill, and then the other assets in the cash generating unit on a pro rata basis. Assumptions underlying fair value estimates are subject to risks and uncertainties. If these assumptions change in future, we may need to record impairment charges on goodwill not previously recorded.
     During fiscal 2008, we recorded an impairment of US$13 million on goodwill. No impairment was recorded during fiscal 2009 and 2010.
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
Deferred taxes
     The taxable income from gold mining at our South African operations is subject to a formula to determine the taxation expense. The tax rate calculated using the formula is capped to a maximum mining statutory rate of 43% or 34%, depending on whether or not the taxpayer has elected to be exempt from Secondary Taxation on Companies. See Item 5. “Results of Operations—Continuing Operations—Income and Mining Taxes”. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being utilised against the mining income of the relevant ring-fenced mine.
     In terms of IAS 12 — Income Taxes, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, and at our South African operations, such average tax rates are directly impacted by the profitability of the relevant ring-fenced mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at balance sheet date.
The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation. The life-of-mine plan is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information.
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
Revenue
     Substantially most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely”.
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
Harmony’s Realized Gold Price
     The average gold price in U.S. dollars received by us has generally increased since January 1, 2002. In fiscal 2010, the average gold price in U.S. dollars received by us for continuing operations was US$1,092 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely”.
     The following table sets out the average, the high and the low London Bullion Market price of gold and our average U.S. dollar sales price during the past three fiscal years:

	Fiscal Year Ended
	June 30,
	2010	2009	2008
		($/oz)
Average	1,089	874	821
High	1,261	989	1,011
Low	908	713	649
Harmony’s average sales price — continuing operations(1)	1,092	867	818

(1)	Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.
Costs
     Our cash costs and expenses typically make up over 80% of our total costs. The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise approximately 54% of our production costs.
     Our cash costs for continuing operations has increased from US$600 per ounce in fiscal 2008 to US$801 per ounce in fiscal 2010, mainly as a result of lower production volumes, the impact of increased labor and energy costs as well as inflationary pressures on supply contracts. In U.S. dollar terms, the appreciation of the Rand-U.S. dollar exchange rate added to these increases.
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
     The average rate of the South African Rand appreciated approximately 16% against the U.S. dollar in fiscal 2010 compared to fiscal 2009. In the case of our International operations, the Australian dollar appreciated approximately 18%, while the Kina remained steady against the U.S. dollar in fiscal 2010 compared to fiscal 2009.
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
     We have previously calculated total cash costs and total cash costs per ounce by dividing total cash costs, as determined using the guidance previously provided by the Gold Institute, by gold ounces sold. Total cash costs, as defined in the guidance provided by the Gold Institute, include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination cost is included, however, employee termination costs associated with major restructuring and shaft closures are excluded. Management has recalculated these measures to exclude the costs associated with movements in production inventories, and in line with this change, now use gold ounces produced as the denominator. The measures have been re-presented for all comparative periods shown.
     Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the International operations, the Australian dollar and Kina. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. In addition, while the Gold Institute has provided guidance for the calculation of total cash costs and total cash costs per ounce, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.
     Continuing operations
     The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sale from continuing operations:

	Fiscal year ended June 30,
	2010	2009	2008
	(in $ millions, except per ounce amounts)
Total cost of sales from continuing operations — under IFRS	1,383	1,083	1,122
Depreciation and amortization expense	(181)	(139)	(117)
Rehabilitation costs	(4)	(1)	(1)
Care and maintenance costs of restructured shafts	(8)	(5)	(10)
Employment termination and restructuring costs	(27)	(4)	(29)
Share-based payments	(20)	(13)	(6)
Impairment of assets	(43)	(71)	(40)
Reversal/(provision) for post retirement benefits	3	—	(1)
Gold inventory movement	—	2	(4)
Total cash costs from continuing operations — using Gold Institute guidance	1,103	852	914
Per ounce calculation:
Ounces produced (1)	1,377,499	1,460,831	1.524,557
Total cash cost per ounce from continuing operations — using Gold Institute guidance	801	583	600

(1)	The ounces produced for fiscal 2010 exclude ounces from Hidden Valley, Target 3 and Steyn 2 for the period in which these shafts were not in production. The associated costs have been capitalized.

     Discontinued operations
     The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:

	Fiscal year ended June 30,
	2010	2009	2008
	(in $ millions, except per ounce amounts)
Total cost of sales from discontinued operations — under IFRS	1	71	237
Depreciation and amortization expense	—	(28)	(7)
Rehabilitation costs	—	(2)	(1)
Care and maintenance costs of restructured shafts	(1)	(1)	—
Employment termination and restructuring costs	—	—	(4)
Share-based payments	—	—	—
Reversal of impairment of assets	—	10	5
Gold inventory movement	—	2	6
Total cash costs from discontinued operations — using Gold Institute guidance	—	52	236
Per ounce calculation:
Ounces produced	—	80,377	385,900
Total cash cost per ounce from discontinued operations — using Gold Institute guidance	—	644	612
Total Harmony — Continuing and discontinued operations
     The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2010	2009	2008
	(in $ millions, except per ounce amounts)
Total production costs — under IFRS	1,384	1,154	1,359
Depreciation and amortization expense	(181)	(167)	(124)
Rehabilitation costs	(4)	(3)	(2)
Care and maintenance costs of restructured shafts	(9)	(6)	(10)
Employment termination and restructuring costs	(27)	(4)	(33)
Share-based payments	(20)	(13)	(6)
(Impairment)/reversal of impairment of assets	(43)	(61)	(35)
Reversal/(provision) for post retirement benefits	3	—	(1)
Gold inventory movement	—	4	2
Total cash costs — using Gold Institute guidance	1,103	904	1,150
Per ounce calculation:
Ounces produced	1,377,499	1,541,208	1,910,457
Total cash cost per ounce — using Gold Institute guidance	801	586	602
     Within this disclosure document, our discussion and analysis is focused on the total cash costs measure as defined by the Gold Institute, as modified to exclude the effects of changes in production inventory.
     While recognizing the importance of reducing cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an mineral reserve management system that allows for greater grade control and acquiring higher grade reserves. See Item 4. “Information on the Company — Business — Strategy”.
Exchange Rates
     Our revenues are very sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar.
     Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in U.S. dollars, most of our revenues are received in U.S. dollars. The average gold price received by us during fiscal 2010 increased US$225 per ounce to US$1,092 per ounce from US$867 per ounce during fiscal 2009. Appreciation of the Rand against the U.S. dollar increases our U.S. dollar working costs at our South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strength in the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.
     The exchange rates obtained when converting U.S. dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2010 is R7.63 per US$1.00, expect for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R7.72 per US$1.00 as at June 30, 2009, reflecting an appreciation of 1% of the Rand against the U.S. dollar when compared with June 30, 2009. Income statement items were converted at the average exchange rate for the fiscal 2010 (R7.58 per US$1.00), reflecting an appreciation of 16% of the Rand against the U.S. dollar when compared with fiscal 2009. The majority of our working costs are incurred in Rands and as a result this appreciation of the Rand against the U.S. dollar would increase our working costs when translated into U.S. dollars. Adding to this increase are increases in our labor costs as well as inflationary pressures on our consumable stores and energy cost, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2010. Depreciation of the Rand against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. Similarly, at our International operations, depreciation of the Australia dollar or Kina against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. See Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand and other non-U.S. currencies, while gold is generally sold in U.S. dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand and other non-U.S. currencies”.
Inflation
     Our operations have been materially affected by inflation. At the end of fiscal 2010, inflation in South Africa was 4.2%, although it reached 6.9% in fiscal 2009 and over 12% in fiscal 2008. However, working costs, and wages especially, have increased considerably over the past three years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 25% during fiscal 2010, together with two more increases of approximately 26% each in the next two years, will have a negative effect on the profitability of our operations.
     The inflation rate in PNG eased from 10.6% to 7.0% in fiscal 2009 and remained relatively stable at 7% in fiscal 2010. Due to higher food and energy prices, as well as increased labor prices, the inflation rate is expected to be 8.0% in fiscal 2011. This increase in inflation together with the strength of the Kina against the US and Australian dollar could have an adverse effect on the profitability of the PNG operations.
     Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-U.S. currencies and/or an increase in the price of gold. See Item 3. “Key Information — Risk Factors — Our operations may be negatively impacted by inflation”.
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
     South African companies are subject to exchange control limitations. While exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the Southern African Common Monetary Area. See Item 10. “Additional Information — Exchange Controls”.
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

Royalties
     The MPRDA makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008). The Act provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. At the end of fiscal 2010, the average royalty rate for the South African operations was 1.5%. The royalty became effective on March 1, 2010 and will have an adverse impact on the profits generated by our operations in South Africa.
     As our operation at Hidden Valley is now in production, they are subject to a 2% royalty payable to the PNG government and local community groups.
Cost control
     As part of our Back-to-Basics strategy in fiscal 2008, we reinstated the focus on monthly reviews to ensure that stringent cost control measures are in place and enforced. This will assist us in monitoring and reducing consumable costs.
     Due to the fact that the new mines are expected to start producing high volumes of ore, with better economies of scale, at higher grades, we expect that real cash operating costs in dollar per ounce terms will be reduced. This will be dependent on our achieving our operational plans. An increase is expected in revenue due to the increase in the gold price, as per our long term view on the various factors influencing the Rand gold price.
     We reassessed our labor force and implemented several measures to reduce labor costs. These measures included terminating some contractors and offering voluntary severance packages to employees.
Conops
     For some years, mining companies have been trying to implement the concept of Conops on the basis that it is, in theory, a better practice to utilize the company’s capital intensive, fixed assets for every day (excluding public holidays) of the year rather than for 80% of the year. It was estimated that Conops should result in increased production of around 25%, with a cost increase in the region of 18%, which would lead to increased profitability. We have been one of the few companies that has actually been able to implement Conops, with some degree of success and with the cooperation of the labor unions.
     However as part of our complete review of the operations in fiscal 2008, our Executive Committee took a long and hard look at the real benefits of Conops. In essence, we undertook a due diligence as if we were evaluating it for the first time.
     As a result of these assessments, Conops was stopped at all operations by the end of fiscal 2008, with the exception of Evander 8 and Target. During 2009 and 2010, Conops continued at these two operations. It was, however, decided to cease Conops at Evander 8 during June 2010.
Productivity
     The decline in productivity has been one of the challenges facing the South African gold industry for a number of years. This decline in our productivity mainly came as a result of an aging workforce, the health of the workforce that has been negatively impacted by HIV and AIDS, increased working distances from shafts and aging infrastructure. We reacted to these challenges through various initiatives including the “Healthy workforce” drive, the VCT campaign, upgrade of rail bound equipment and track work and other improvement projects.
Electricity in South Africa
Supply
     Historically, South Africa has enjoyed both low-cost electrical energy provision, and a stable supply. In early 2008, however, the national power utility Eskom experienced a major capacity shortage resulting in country-wide blackouts and reduced energy supply. The mining industry was severely affected for a period of five days in January 2008, and thereafter Eskom imposed limitations which continued to have an impact. We have devised new strategies so as to optimize our usage of 90% of our previous electricity supply allowed in terms of the Energy Conservation Scheme (“ECS”) and interim rules imposed by Eskom. All operations were allocated an ECS allocation in line with the Eskom allocation and equipment and management structures were put in place to monitor and manage real-time consumption. Since 2008, we have reduced our electricity consumption by 28%.

     Applications submitted to Eskom for additional energy allocation to the four future growth projects were approved, enabling us to proceed with the projects and to ramp-up to full capacity utilizing Eskom power. We also submitted applications for additional power allocation for four metallurgical projects in the Free State, which were also approved by Eskom. Annual re-submissions for the verification of the fiscal 2010/2011 allocations, including additional allocation for all approved projects, and Nominated Maximum Demand (“NMD”) to secure adequate network capacity were made to Eskom in June 2010 as required by the interim ECS and new NMD rules.
Government at national level intervened to develop an integrated resource plan in order to arrest the supply constraint situation and map a long-term plan to add much needed generation capacity to the grid according to projected electricity demand increase. It is also expected that the electricity supply constraint situation will intensify towards the end of calendar 2010 and that it will continue to worsen until the first generators at the 4 800 MW Medupi power station are commissioned in calendar 2012. Alleviation of the situation will however remain dependant on Eskom’s ability to execute the build program successfully and on time as well as the successful development and implementation of the integrated resource plan. We will remain a voluntary participant in the ECS until such time that the national ECS becomes compulsory and Eskom relationships are maintained on this basis. The challenge for us is to improve production to the required levels without compromising the cost-saving initiatives achieved during fiscal 2008 and 2009.
Cost
     The average 25% per annum tariff increase for the three year multi-year price determination period (“MYPD”), as approved by NERSA, contributes significantly to escalate the cost of production well above inflationary figures in the foreseeable future. Electricity price projections based on the approved tariffs and extrapolations indicate that electricity costs could be as high as 25% of the total cost of production within the next five years. Spiralling electricity costs sparked renewed electrical consumption awareness where operations and service departments alike are actively analysing all opportunities to improve energy efficiency and optimising electricity usage.
Renewable energy
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
     Although progress has been made with the investigations, capital cost and subsequent cost of generation remain high and are not yet comparable to Eskom-projected tariffs. This has not deterred the willingness of industry to participate in such projects, a number of which are being considered currently. Technical development of renewable technologies are however accelerating, with international implementation contributing towards cost reduction. International investors with access to green funds are also interested in South African renewable projects. This latest development can open the door to enter into direct private power agreements at Eskom with comparable tariffs in the foreseeable future.
Results of Operations
Years Ended June 30, 2010 and 2009
Continuing Operations
Revenues
     Revenue increased by US$212 million, or 17%, from US$1,277 million in fiscal 2009 to US$1,489 million in fiscal 2010. This increase can primarily be attributed to the higher average price of gold received by us, US$1,092 per ounce in fiscal 2010 compared to US$867 per ounce in 2009. This was offset by a decrease in ounces sold.
     Our gold sales decreased 109,699 ounces, or 7%, from 1,473,562 in fiscal 2009 to 1,363,863 (excluding the capitalized ounces from Target 3, Steyn 2 and Hidden Valley) in fiscal 2010. The grade recovered was constant, at 0.07 ounces per ton in fiscal 2010 and 2009.The decrease in ounces can be attributed to the operations in Evander and Virginia being placed on care and maintenance.
     At Bambanani ounces sold increased by 11%, from 119,665 in fiscal 2009 to 133,105 in fiscal 2010. This was due to a better recovery grade which increased from 0.213 in fiscal 2009 to 0.227 in fiscal 2010.

     At Doornkop ounces sold increased by 44% from 43,211 in fiscal 2009 to 62,275 in fiscal 2010. This is due to the higher recovery grade, which improved from 0.070 in fiscal 2009 to 0.105 in fiscal 2010 due to the change in the mining mix by the increase in higher grade ore from the South Reef section.
     At Evander ounces sold decreased by 43%, from 195,668 in fiscal 2009 to 111,499 in fiscal 2010. This was primarily due to a decrease in production volumes as a result of the closure of Evander 2, 5 and 7 shafts.
     At Phakisa ounces sold increased from 21,477 in fiscal 2009 to 44,496 in fiscal 2010. This was due to an increase in production volumes as the various sections moved into production, building up to full production in the next three to five years.
At Target ounces sold increased by 22% from 87,611 in fiscal 2009 to 106,837 in fiscal 2010. This is due to higher production volumes of 857,000 tons in fiscal 2010, compared with 710,000 tons in fiscal 2009.
At Virginia ounces sold decreased to 173,035 ounces from 259,070 in fiscal 2009. This is due to the closure of Harmony 2, Brand 3 and Merriespruit 3 shafts during fiscal 2010.
At Hidden Valley in PNG ounces sold was 8,327 in fiscal 2010. This was the first year that production has been recognized from the operation.
Cost of sales
     Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.
a) Production costs (cash costs)
     The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2010 and fiscal 2009:

					Percentage
	Year Ended June 30,		Year Ended June 30,		(Increase)/decrease
	2010		2009		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA

Bambanani(1)	133,007	723	121,530	611	(18.3)
Doornkop	62,694	822	42,150	804	(2.2)
Evander	111,724	1,018	190,075	572	(78.0)
Joel	64,495	792	65,684	636	(24.3)
Kusasalethu (2)	175,029	857	174,321	660	(29.8)
Masimong	155,609	602	154,034	476	(26.5)
Phakisa	44,079	953	22,216	555	(71.7)
Target (3)	113,782	783	87,225	645	(21.4)
Tshepong	216,986	677	230,778	483	(40.2)
Virginia	170,013	1,036	258,170	638	(62.4)
Other — surface	119,954	680	114,648	521	(30.5)
INTERNATIONAL
PNG (4)	61,173	1,003	—	—	(100)

Total continuing operations	1,428,544		1,460,831
Weighted average		801		583	(37.4)

(1)	Includes 1,061 ounces from President Steyn 2 shaft, which have not been included in the cash cost calculation as the shaft was not in production.

(2)	Previously known as Elandsrand.

(3)	Includes 3,762 ounces from Target 3, which have not been included in the cash cost calculation as the shaft was not in production.

(4)	Includes 46,223 ounces for the period ended April 2010, which have not been included in the cash cost calculation as the operation was not in production during that period.
     Our average cash costs from continuing operations increased by US$218 per ounce, or 37.4%, from US$583 per ounce in fiscal 2009 to U.S$801 per ounce in fiscal 2010. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in U.S. dollars per ounce in fiscal 2010 was attributable primarily to the appreciation of the South African Rand against the U.S. dollar, as well as an increase in operating cost and the decrease in ounces produced when compared to fiscal 2009. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost.
     At Evander, the cash costs per ounce increased by 78%, from US$572 in fiscal 2009 to US$1,018, primarily due to a decrease in ounces produced as a result of the closure of Evander 2, 5 and 7 shafts.
At Joel, the cash costs per ounce increased from US$636 in fiscal 2009 to US$792. This increase is due to the increase in labor and energy costs as well as additional costs related to the development of level 129.
At Kusasalethu the cash costs per ounce increased by 30% from US$660 in fiscal 2009 to US$857 in fiscal 2010. This increase is primarily due to the increase in labor and utility costs as well as inflationary pressures on supply costs.
     At Masimong, the cash costs per ounce increased by 27% from US$476 in fiscal 2009 to US$602 in fiscal 2010, primarily due to the higher labor and electricity costs, as well as the appreciation of the Rand against the US dollar.
     At Phakisa, the cash costs per ounce increased from US$555 to US$953, or 72%, in fiscal 2010. This was due to the increase in tons mined as a result of the planned ramp-up in production.
     At Target, the cash costs per ounce increased from US$645 in fiscal 2009 to US$783, or by 21%. This increase was due to higher production volumes, an increase in employees at the operation as well as inflationary cost increases.
     At Tshepong, the cash costs per ounce increased from US$483 in fiscal 2009 to US$677, or 40%, in fiscal 2010. This was due to the decrease in ounces produced in fiscal 2010, increases in labor and electricity costs as well as inflationary increases in material and supply costs.
     At Virginia, the cash costs per ounce increased from US$638 to US$1,036 in fiscal 2010, primarily due to the decrease in ounces produced in fiscal 2010, increases in labor and electricity costs, as well as other inflationary cost increases.
     At Hidden Valley in PNG, the cash costs per ounce was US$1,003 in fiscal 2010. The operation has started ramping up and this is the first year that its production has been included.
b) Depreciation and amortization
     Depreciation and amortization increased from US$139 million in fiscal 2009 to US$181 million in fiscal 2010, or 30%. In Rand terms, the increase was 9.7%. The increase in US dollar terms was partially due to the appreciation of the Rand against the US dollar in fiscal 2010. Also contributing to the increase was the commencement of depreciation at Hidden Valley in PNG, Doorkop and Phakisa as these operations were brought into production.
c) Employment termination and restructuring costs
     The charge for employment termination and restructuring costs increased from US$4 million in fiscal 2009 to US$27 million in fiscal 2010. The charge in fiscal 2010 relates primarily to the cost of placing the Evander and Virginia shafts on care and maintenance. The charge for fiscal 2009 relates to the voluntary retrenchment process that was commenced in December 2007 when management decided to de-centralize certain of the central services departments and the cessation of continuous operations at several of the shafts.
d) Impairment of assets
     The impairment charge decreased from US$71 million in fiscal 2009 to US$43 million in fiscal 2010. The charge in 2010 primarily relates to the impairments at the Virginia and Evander operations when several shafts at these operations were placed on care and maintenance. These operations were approaching the end of their planned lives, with between two and four years left in marginal areas. The closures were due to it no longer being economically viable to continue operating these shafts as a result of the increase in costs such as labor and electricity. The charge in fiscal 2009 relates to impairments at the Virginia, Evander and Target operations amounting to US$71 million. These impairments resulted primarily from a decrease in the expected life of mine of these operations, as well as an increase in the costs to operate the shafts. At Target and Evander, additional capital expenditure has been included in the revised life-of-mine plans in order to access reserve ounces in areas where geological anomalies have been discovered. These changes resulted in the carrying amount exceeding the recoverable amount.
e) Share based compensation
     The charge for share based compensation increased from US$13 million in fiscal 2009 to US$20 million in fiscal 2010. This increase is primarily attributable to the appreciation of the Rand against the US dollar, as well as the granting of additional share awards in November 2009.
Corporate, administration and other expenditure
     The charge increase from US$36 million in fiscal 2009 to US$50 million in fiscal 2010. The increase in US dollar terms was partially due to the appreciation of the Rand and Australian dollar against the US dollar.
Corporate social investment expenditure
     In fiscal 2010, the charge for corporate social investment expenditure increased from US$4 million in fiscal 2009 to US$11 million. This increase is primary due to the increase of costs related to meeting our obligations in terms of our social and labor plans, or SLPs.
Profit on sale of property, plant and equipment
     The profit decreased from US$114 million in fiscal 2009 to US$14 million in fiscal 2010. The profit for fiscal 2009 included the sale of 50% of our interest in the PNG gold and copper assets to Newcrest, which contributed US$112 million to the total. The profit for fiscal 2010 includes the sale of the Jeanette prospecting rights to Taung Gold Limited for a total consideration and profit of US$10 million, and the sale of royalty rights in Australia to Regis Resources Limited for a total consideration and profit of US$4 million.
Other expenses — net
     The charge for other expenses increased to US$8 million, compared with a charge of US$3 million in fiscal 2009. The charge for fiscal 2010 includes a loss of US$12 million relating to the translation of intercompany loans within the Australian operations which do not form part of the net investment in foreign operations. Included in the total for fiscal 2009 is a charge of US$22 million recognized in the income statement for the foreign exchange movements after the de-designation of loans previously designated as forming part of the net investment in foreign operations. Also included in the total for fiscal 2009 is an amount of US$53 million relating to the reclassification to the income statement, following the partial repayment of the loans, of a portion of the accumulated gains recorded in equity that arose while these loans were considered to form part of the net investment in the foreign operations. During fiscal 2010, bad debts written off increased from US$3 million in fiscal 2009 to US$4 million. A credit of US$2 million was recorded against the provision for bad debts in fiscal 2010. This compared favorably with the provision for bad debts of US$11 million in fiscal 2009.
Profit from associates
     The profit from associates was US$7 million in fiscal 2010, compared to US$1 million in fiscal 2009. The increase relates primarily to inclusion of a full year of profits from Rand Uranium in fiscal 2010, compared to the seven months in fiscal 2009 since acquisition on November 21, 2008. Also contributing to the increase was the fact that no losses where included for Pamodzi in fiscal 2010, compared to losses amounting to US$4 million in fiscal 2009.
Impairment of investment in associate
     The charge in fiscal 2009 for the impairment of investment in associate relates primarily to the impairment of the investment in Pamodzi. When Pamodzi was placed into liquidation and the trading of its shares on the JSE suspended during fiscal 2009, the investment was fully impaired.
Loss on sale of investment in subsidiary
     The amount in fiscal 2010 relates to the sale of the Australian subsidiary, Big Bell, after taking the reclassification of foreign exchange losses recorded in other reserves into account.

Net gain/(loss) on financial instruments
     The gain of US$5 million in fiscal 2010 relates primarily to the fair value gains on the equity-linked deposits held by the environmental trusts, which are classified as fair value through profit or loss investments. Also contributing to the gain is the realized portion of mark-to-market gains prevously recognized in other reserves being reclassified to the income statement on the disposal of certain listed investments during the year. The loss in fiscal 2009 relates primarily to the impairment of the investment in Dioro of US$11 million reclassified from other reserves to the income statement when the investment was considered to be permanently impaired at December 31, 2008. This was offset by the subsequent gain recognized in the income statement on the disposal of the investment in April 2009.
Investment income
     Investment income decreased from US$49 million in fiscal 2009 to US$25 million in fiscal 2010, primarily due to the reduction in interest received on cash balances and loans receivables, where the balances were lower, throughout the year. Interest received from the investments held by the environmental trusts was also lower as the profile of these investment portfolios were diversified from cash only to include equity-linked deposits.
Finance costs
     Finance costs increased from US$24 million in fiscal 2009 to US$32 million in fiscal 2010. This was due primarily to the decrease in interest capitalized to qualifying assets, from US$31 million in fiscal 2009 to US$nil in fiscal 2010, as well as the increase of US$6 million in the time value of money and inflation component of rehabilitation costs from fiscal 2009.
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

Income and Mining Tax	2010	2009
Effective tax rate expense	183%	9%
     The effective tax rate for fiscal 2010 was higher than the statutory tax rate of 43% for us and our subsidiaries as a whole. The higher effective tax rate results primarily from non-deductible expenses and changes in the rates used to provide deferred tax at our South African operations, offset by the additional capital allowance we receive at our Avgold operation (effectively resulting in no tax payable at this operation).
     Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability if each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The increase in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from increases in the effective deferred tax rate at Evander Gold Mines Limited and Harmony Gold Mining Company Limited. The deferred tax rate for Evander Gold Mines Limited increased from 6.9% in fiscal 2009 to 22.9% in fiscal 2010 due to the increased estimated profitability of the operation over the life-of-mine as a result of the closure of loss-making shafts, as well as an increase in the gold price and a planned decrease in capital expenditure. Similarly, Harmony Gold Mining Company Limited’s deferred tax rate increased from 17.1% to 23.1 mainly as a result of the closure of loss-making shafts.

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
     Harmony Gold Australia Proprietary Limited and its wholly owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidations rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result inter company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.
     Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries that are paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or in the case of South Africa 5% where the dividend is paid to a company which controls at least 10% of the Australian dividend paying company). Where dividends are fully franked, no withholding tax applies as an effective credit is allowed against any withholding tax otherwise payable, regardless of whether a double taxation agreement is in place. However, due to the tax profile of Harmony Gold Australia it is not expected to have any franking credits in the foreseeable future.
     PNG. The Hidden Valley Project in PNG commenced operations in fiscal 2010. We are also reviewing other potential projects and carrying out extensive exploration.
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
     PNG mining companies are taxed at a rate of tax of 30%. Mining operations in PNG are subject to a 2% royalty which is payable to the PNG Government.
     Capital development and exploration expenditure incurred in PNG is capitalized for tax purposes and can be generally deducted at 25% per annum on a diminishing value basis against project income, with the deduction being limited to the lesser of 25% of the diminished value or the income of the project for the year.
     PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG.
Discontinued Operations
Revenues
     Revenues decreased from US$69 million in fiscal 2009 to US$nil in fiscal 2010. This was due to the fact that the Cooke operation was sold in November 2008 and that Mount Magnet was placed on care and maintenance in December 2007.
Costs
     Costs decreased from US$103 million in fiscal 2009 to US$4 million in fiscal 2010. This was due to fact that the sale of the Cooke operation was recognized in November 2008.
Reversal of impairment
     The gain recognized in fiscal 2009 relates to the reversal of impairment when Mount Magnet was re-measured in terms of IFRS 5 on no longer being classified as held for sale.
Profit on sale of shares
     The profit on shares in fiscal 2009 relates to the sale of the Cooke operations in November 2008.

Income and Mining Taxes
     South Africa. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section.
     In 2010 and 2009, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made.
     Australia. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section. In fiscal 2010 and 2009, the income tax rate for companies was 30%.
Continuing and discontinued operations
Net (loss)/profit
     The net (loss)/profit decreased from a net profit of US$311 million in fiscal 2009 to a net loss of US$24 million. This is due to the factors discussed above.
Years Ended June 30, 2009 and 2008
Continuing Operations
Revenues
     Revenue increased US$8 million, or 1%, from US$1,269 million in fiscal 2008 to US$1,277 million in fiscal 2009. This was mainly due to the higher average price of gold received by us, US$867 per ounce in 2009 compared to US$813 per ounce in 2008. This was offset by the decrease in ounces sold.
     Our gold sales decreased 76,965 ounces, or 5%, from 1,550,527 in fiscal 2008 to 1,473,562 in fiscal 2009. The grade recovered was lower, at 0.07 ounces per ton in fiscal 2009 compared to 0.08 ounces per ton in fiscal 2008, negatively impacting on the ounces produced. The lower recovery grade was as a result of the increase in tons treated from surface tailings dams at a lower recovery grade.
     At Bambanani ounces sold decreased by 25%, from 158,985 in fiscal 2008 to 119,665 in fiscal 2009. This was due to a lower production as a result of the restructuring due to power constraints. This was offset by a better recovery grade which increased from 0.170 ounces per ton in fiscal 2008 to 0.213 ounces per ton in fiscal 2009.
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
     At Kusasalethu (previously known as Elandsrand ounces increased from 158,631 in fiscal 2008 to 183,676 in fiscal 2009. This was due to an increase in the production volumes.
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
a) Production costs (cash costs)
     The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2009 and fiscal 2008:

					Percentage
	Year Ended June 30,		Year Ended June 30,		(Increase)/decrease
	2009		2008		in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA

Bambanani	121,530	611	154,879	639	4.4
Doornkop	42,150	804	44,038	749	(7.3)
Evander	190,075	572	231,799	526	(8.7)
Joel	65,684	636	59,557	638	—
Kusasalethu	174,321	660	164,215	652	(1.2)
Masimong	154,034	476	116,424	756	37.0
Phakisa	22,216	555	4,024	497	(11.7)
Target	87,225	645	79,602	716	9.9
Tshepong	230,778	483	265,914	455	(6.2)
Virginia	258,170	638	247,820	726	12.1
Other — underground	—	—	8,305	1,565	(100)
Other — surface	114,648	521	147,980	378	(37.8)

INTERNATIONAL
PNG	—	—	—	—	—
Other	—	—	—	—	—
Total continuing operations	1,460,831		1,524,557
Weighted average		583		600	2.8
     Our average cash costs from continuing operations decreased by US$17 per ounce, or 2.8%, from US$600 per ounce in fiscal 2008 to US$583 per ounce in fiscal 2009. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The decrease in cash cost expressed in U.S. dollars per ounce in fiscal 2009 was attributable primarily to the depreciation of the South African Rand against the U.S. dollar. This was offset by an increase in operating cost as well as the decrease in ounces produced when compared to fiscal 2008. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost.
     At Doornkop, the cash costs per ounce increased by 7%, from US$749 in fiscal 2008 to US$804 in fiscal 2009, primarily due to labor, consumables and services cost increases.
     At Evander, the cash costs per ounce increased by 9%, from US$526 in fiscal 2008 to US$572 in fiscal 2009, primarily due to a decrease in ounces produced.
     At Masimong, the cash costs per ounce decreased by 37% from US$756 in fiscal 2008 to US$476 in fiscal 2009, primarily due to the restructuring and cessation of Conops, as well as an increase in ounces produced.
     At Phakisa, the cash costs per ounce increased from US$497 in fiscal 2008 to US$555, or 12%, in fiscal 2009. This was due to an increase in tons mined as a result of the planned ramp-up in production.
     At Target, the cash costs per ounce decreased from US$716 in fiscal 2008 to US$645, or 10%, in fiscal 2009. This reduction was due to higher gold production.

     At Tshepong, the cash costs per ounce increased from US$455 in fiscal 2008 to US$483, or 6%, in fiscal 2009. This was due to the decrease in ounces produced in fiscal 2009 as well as increases in labor and electricity costs.
     Under Other — Surface, the cash costs per ounce at Kalgold increased by 26% from US$401 in fiscal 2008 to US$506 in fiscal 2009, primarily due to the decrease in ounces produced. Also contributing was an increase of 40% at Phoenix, from US$381 to US$534, as a result of a decrease in grade.
b) Depreciation and amortization
     Depreciation and amortization increased to US$139 million in fiscal 2009 from US$117 million in fiscal 2008. This increase relates to the increase is the commencement of depreciation at Tshepong’s Sub 66 Decline as well as the acceleration at Evander and Bambanani as a result of the decrease in the reserves used as a denominator in the calculation.
c) Employment termination and restructuring costs
     The charge for employment termination and restructuring costs decreased from US$29 million in fiscal 2008 to US$4 million in fiscal 2009. The charges relate to the voluntary retrenchment process that was initiated in December 2007 when management decided to decentralize certain of the central services departments and the cessation of Conops at several of the operations.
d) Impairment of assets
     The impairment charge increased from US$40 million in fiscal 2008 to US$71 million in fiscal 2009. The charge in fiscal 2009 relates to impairments at the Virginia, Evander and Target operations amounting to US$71 million. These impairments resulted primarily from a decrease in the expected life of mine of these operations, as well as an increase in the costs to operate the shafts. At Target and Evander, additional capital expenditure has been included in the revised life of mine plans in order to access reserve ounces in areas where geological anomalies have been discovered. These changes resulted in the carrying amount exceeding the recoverable amount. The charge in fiscal 2008 relates to impairments at the Evander and other underground operations as well as surface operations (Kalgold). Included in the amount is US$13 million for goodwill related to certain shafts that were included under “Other — Underground”. These impairments resulted primarily from a decrease in the expected life of mine of these operations, as well as an increase in the costs to operate the shafts. These changes resulted in the carrying amount exceeding the recoverable amount.
e) Share based compensation
     The charge for share based compensation increased from US$6 million in fiscal 2008 to US$13 million in fiscal 2009. This increase is primarily attributable to the higher grant date fair value of share options granted to eligible employees in December 2008. Also included in the charge for 2009 is the acceleration of the cost relating to unvested shares attributable to the employees at the Cooke operations who were transferred to Rand Uranium.
Corporate, administration and other expenditure
     The charge increase from US$30 million in fiscal 2008 to US$36 million in fiscal 2009, primarily as a result of the allocation of certain central service departments and employees to the corporate budget, which is not included in production costs.
Profit on sale of property, plant and equipment
     The profit increased from US$nil in fiscal 2008 to US$114 million in fiscal 2009, primarily as a result of the sale of 50% of our interest in the PNG gold and copper assets to Newcrest.
Other expenses — net
     The charge for other expenses decreased to US$3 million, compared with a charge of US$15 million in fiscal 2008. Included in the total for fiscal 2009 is a charge of US$22 million recognized in the income statement for the foreign exchange movements after the de-designation of loans previously designated as forming part of the net investment in foreign operations. The amount in fiscal 2008 was a credit of US$15 million. Also included in the total for fiscal 2009 is an amount of US$53 million relating to the reclassification to the income statement, following the partial repayment of the loans, of a portion of the accumulated gains recorded in equity that arose while these loans were considered to form part of the net investment in the foreign operations. During fiscal 2009, bad debts amounting to US$3 million were written off. A provision for bad debts of US$11 million was also raised in fiscal 2009, a decrease from fiscal 2008 of US$2 million.

Profit/(loss) from associates
     The profit from associates was US$1 million in fiscal 2009, compared to the loss of US$11 million in fiscal 2008. The increase relates primarily to inclusion of profits from Rand Uranium since acquisition on November 21, 2008. This was offset by the losses from Pamodzi of US$4 million in fiscal 2009. The loss in fiscal 2008 relates to losses from Pamodzi recognized from the date of acquisition.
Impairment of investment in associate
     The charges in fiscal 2009 and 2008 for the impairment of investment in associate relates primarily to the impairment of the investment in Pamodzi. When Pamodzi was placed into liquidation and the trading of its shares on the JSE suspended during fiscal 2009, the investment was fully impaired. At June 30, 2008, management determined that the recoverable amount of the investment was US$19 million, which represented the market value of the listed shares on that date.
Net (loss)/gain on financial instruments
     The loss in fiscal 2009 relates primarily to the impairment of the investment in Dioro of US$11 million reclassified from other reserves to the income statement when the investment was considered to be permanently impaired at December 31, 2008. This was offset by the subsequent gain recognized in the income statement on the disposal of the investment in April 2009. The gain in fiscal 2008 relates to the investment in ARM Limited held by the ARM Empowerment Trust, where the increase in the share value of the ARM Limited shares above R29 (US$4.62) per share was limited to the interest capitalized on the Nedbank loan.
Loss on sale of listed investments
     The loss on sale of listed investments of US$63 million in fiscal 2008 relates to the sale of the remainder of the investment in Gold Fields.
Investment income
     Investment income increased from US$39 million in fiscal 2008 to US$49 million in fiscal 2009, primarily due to the increase in interest received on cash balances, which were higher throughout the year, as well as on held-to-maturity investments held by our environmental trust funds.
Finance costs
     Finance costs decreased from US$70 million in fiscal 2008 to US$24 million in fiscal 2009. This was due primarily to the decrease in interest rates as well as the decrease in the balance of the outstanding debt. Also contributing to the decrease in finance cost expensed was the increase in interest capitalized to qualifying assets, from US$22 million in fiscal 2008 to US$31 million in fiscal 2009.
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

Income and Mining Tax	2009	2008
Effective tax rate expense	9%	(167%)
     The effective tax rate for fiscal 2009 was lower than the statutory tax rate of 43% for us and our subsidiaries as a whole. The lower effective tax rate results primarily from changes in the rates used to provide deferred tax at our South African operations and the additional capital allowance we receive at our Avgold operation (resulting in no tax payable at the operation). Offsetting this is non-deductible expenses and prior year adjustments. Included in the non-deductible expenses is non-deductible interest of US$17 million, impairments of US$20 million, as well as US$24 million relating to transfer pricing.
     Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability if each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate for Evander Gold Mines Limited and Randfontein Estates Limited. The deferred tax rate for Evander Gold Mines Limited decreased from 27.7% in fiscal 2008 to 6.9% in fiscal 2009. This was primarily due to a decrease in profitability over the life-of-mine as a result of the significant increase in working costs as well as capital expenditure. This was offset by an increase in the gold price. Similarly, Randfontein Estates Limited’s deferred tax rate increased from 28.4% to 20.0% for the same reasons.
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
Discontinued Operations
Revenues
     Revenues decreased from US$312 million in fiscal 2008 to US$69 million in fiscal 2009, due to the fact that the Cooke operation was sold in November 2008 and Mount Magnet was placed on care and maintenance during December 2007.
Costs
     Costs decreased from US$243 million in fiscal 2008 to US$75 million in fiscal 2009. This was due to the recognition of the sale of the Cooke operation in November 2008.
Reversal of impairment
     The gain recognized in fiscal 2009 relates to the reversal of impairment when Mount Magnet was re-measured in terms of IFRS 5 on no longer being classified as held for sale.
Profit on sale of shares
     The profit on shares in fiscal 2009 relates to the sale of the Cooke operations in November 2008. The profit on sale of shares for fiscal 2008 relates to the profit of US$9 million on the sale of Orkney.
Profit on sale of property, plant and equipment
     The profit of US$4 million in fiscal 2008 relates primarily to the profit on sale of tenements in Australia of US$14 million. This was offset by the loss of US$13 million on the sale of South Kalgoorlie.
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
     The net profit/(loss) increased from a net loss of US$30 million in fiscal 2008 to a net profit of US$311 million. This is due to the factors discussed above.
Recent Accounting Pronouncements
     IFRS 1 (Amendment): First-time Adoption of International Financial Reporting Standards — Additional Exemptions for First-time Adopters (effective for periods beginning on or after January 1, 2010). The amendment addresses the retrospective application of IFRSs to particular situations including: the use of deemed cost for oil and gas assets; determination of whether an arrangement contains a lease; and decommissioning liabilities included in the cost of property, plant and equipment and is aimed at ensuring that the entities applying IFRSs will not face undue cost or effort in the transition process. This amendment will not have an impact on the group.
     IFRS 1 (Amendment): First-time Adoption of International Financial Reporting Standards — Limited Exemptions from Comparative IFRS 7 Disclosures for First-time Adopters (effective for periods beginning on or after July 1, 2010). The additional amendment relieves first-time adopters of IFRSs from presenting comparative information for new three level classification disclosures required by the March 2009 amendments to IFRS 7 “Financial Instruments: Disclosures”. It thereby ensure that first-time adopters benefit from the same transition provisions that amendments to IFRS 7 provides to current IFRS preparers. This amendment will not have an impact on the group.
     IFRS 2 (Amendment) — Group cash-settled and share-based payment transactions (effective from periods beginning January 1, 2010). The amendment provide a clear basis to determine the classification of share based payments in consolidated and separate financial statements. In addition to incorporating IFRIC 8, ‘Scope of IFRS 2’, and IFRIC 11, ‘IFRS 2 — group and treasury share transactions’, the amendment also expand on the guidance in IFRIC 11 to address group arrangements that were not considered by that interpretation. The group does not have a cash settled share based payments scheme.
     IFRS 5 (Amendment) — Measurement of non-current assets (or disposal groups) classified as held for sale (effective from periods beginning January 1, 2010). The amendment is part of the International Accounting Standards Board’s (“IASB”) annual improvements project published in April 2009. The amendment provides clarification on disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty). The group is still in process of determining the effect of this amendment on the financial statements.
     IFRS 9 — Financial instruments (effective from periods beginning January 1, 2013). IFRS 9 simplifies accounting for financial assets as requested by many constituents and stakeholders. In particular, it replaces multiple measurement categories in IAS 39 with a single principle-based approach to classification. IFRS 9 removes complex rule-driven embedded derivative guidance in IAS 39 and requires financial assets to be classified in their entirety. IFRS 9 eliminates the need for multiple impairment models, such that only one impairment model for financial assets carried at amortized cost will be required. The group is still in the process of determining the effect of this standard on the financial statements.
     IAS 1 (Amendment) — Presentation of financial statements (effective from periods beginning January 1, 2010). The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.
     IAS 7 (Amendment) — Statement of cash flows (effective from periods beginning January 1, 2010). The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies that only expenditure that results in a recognized asset in the statement of financial position can be classified as a cash flow from investing activities. The group currently does not expect the amendment to impact the financial statements.
     IAS 17 (Amendment) — Leases (effective from periods beginning January 1, 2010). The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment deletes relevant guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating, using the general principles of IAS 17.
     IAS 24 (Revised) — Related-party disclosures (effective from periods beginning January 1, 2011). The revised standard removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. It also clarifies and simplifies the definition of a related party.
     IAS 32 (Amendment) — Classification of rights issues (effective from periods beginning February 1, 2010). The amendment recognizes that the previous requirement to classify foreign-currency denominated rights issued to all existing shareholders on a pro rata basis as derivative liabilities is not consistent with the substance of the transaction, which represents a transaction with owners acting in their capacity as such. The amendment therefore creates an exception to the ‘fixed for fixed’ rule in IAS 32 and requires rights issues within the scope of the amendment to be classified as equity.
     IAS 36 (Amendment) — Impairment of Assets (effective from periods beginning January 1, 2010). The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies that the largest cash generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 — ‘Operating segments’, that is; before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS 8.
     IAS 38 (Amendment) — Intangible assets (effective from periods beginning January 1, 2010). The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination, where there is no active market. The effect of the amendment will be recorded in future periods when such transactions are entered into.

     IAS 39 (Amendment) — Financial instruments: Recognition and measurement (effective from periods beginning January 1, 2010). There were 3 amendments made to IAS 39 as part of the IASB’s annual improvements project published in April 2009.
(i) The scope exemption within IAS 39.2(g) was amended to clarify that it only applies to forward contracts that will result in a business combination at a future date, as long as the term of the forward contract does ‘not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction’.
(ii) Clarification that amounts deferred in equity are only reclassified to profit or loss when the underlying hedged cash flows affect profit or loss.
(iii) An additional example of a closely related embedded prepayment option in a debt instrument was added to the adoption guidance in IAS 39 AG 30. Wording with respect to the assessment of put and call features in convertible instruments was clarified.
     IFRIC 14 (Amendment): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction — Prepayment of Minimum Funding Requirements (effective for financial periods beginning on or after January 1, 2011). This amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The group does not believe the amendment will have an impact on the group.
     IFRIC 19 — Extinguishing financial liabilities with equity instruments (effective from periods beginning July 1, 2010). This interpretation addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It does not address the accounting by the creditor, nor does it apply to situations where the liability may be extinguished with equity instruments in accordance with the agreed terms of the instrument (for example, convertible bonds). The group currently does not expect this interpretation to have a material effect on the financial statements.
     Improvements projects. Certain improvements to IFRS 2009 (periods beginning on or after January 1, 2010) and IFRS 2010 (each has its own effective date, the earliest being periods beginning on or after July 1, 2010).
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
Cash Resources

	Fiscal year ended June 30,
	2010	2009	2008
	($ in millions)

Continuing operations
Operating cash flows	216	246	165
Investing cash flows	(453)	(108)	(313)
Financing cash flows	85	(233)	78
Foreign exchange differences	6	8	5
Total cash flows from continuing operations	(146)	(87)	(65)
Discontinued operation
Operating cash flows	(6)	8	71
Investing cash flows	—	202	(16)
Financing cash flows	—	—	—
Foreign exchange differences	—	77	(7)
Total cash flows from discontinued operations	(6)	287	48
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
     Net cash generated by operations was US$210 million in fiscal 2010, as compared with US$254 million in fiscal 2009. The decrease is attributed primarily to the increase in production costs. Also contributing to the decline is the decrease in interest received from US$51 million in fiscal 2009 to US$25 million. Offsetting this was a decrease in interest and taxation paid of US$19 million and US$68 million, respectively.
     Net cash generated by operations was US$254 million in fiscal 2009, as compared with US$236 million in fiscal 2008. This improvement is attributable primarily to the higher gold price received during the year as well as the increase in interest received of US$13 million to US$51 million. Also contributing to the improvement is the decrease of interest paid of US$26 million to US$31 million as a result of a decrease in the outstanding debt balances. Negating the effect of the improvement was the increase in taxation paid of US$67 million to US$85 million.
Investing
     Net cash utilized by investing activities was US$453 million in fiscal 2010, as compared with net cash generated of US$94 million in fiscal 2009. This movement is mainly due to an increase in capital expenditure of US$442 million during fiscal 2010, as well as the acquisition of the Pamodzi Free State assets for US$36 million. The inclusion of proceeds on disposal of mining assets in fiscal 2009 of US$444 million as contributed to the decrease year-on-year.
     Net cash generated by investing activities was US$94 million in fiscal 2009, as compared with net cash utilized of US$329 million in fiscal 2008. This movement was mainly due to the decrease in capital expenditure during fiscal 2009 from US$552 million to US$339 million. Also contributing was an increase in proceeds on disposal of mining assets, relating to the disposal of the PNG assets to Newcrest and the Rand Uranium transaction (US$444 million). Offsetting this was an increase in the restricted cash balance (US$9 million).
Financing
     Net cash generated by financing activities was US$85 million in fiscal 2010, as compared with net cash utilized of US$233 million in fiscal 2009. This movement is primarily attributed to the reduction in repayment of borrowings of US$427 million in fiscal 2009 to US$57 million in fiscal 2010. Also contributing is the raising of the Nedbank term facility in fiscal 2010. During fiscal 2010, dividends of US$29 million was paid.
     Net cash utilized by financing activities was US$233 million in fiscal 2009, as compared with net cash generated of US$78 million in fiscal 2008. This movement was mainly due to the repayment of the convertible bond and the Nedbank loan during the year. This decrease was partially offset by the cash raised by the two share issues during the year, raising US$188 million, net of transaction costs.
Outstanding Credit Facilities and Other Borrowings
     On December 11, 2009, we entered into a loan facility with Nedbank Limited (“Nedbank”), comprising a term facility of R900 million (US$119 million) and a revolving credit facility of R600 million (US$80 million). Interest accrues on a day to day basis over the term of the loan at a variable interest rate, equal to 3 month Johannesburg Interbank Agreed Rate (“JIBAR”) plus 3.5%. Interest is repayable quarterly. The term facility is repayable bi-annually in equal instalments of R90 million (US$12 million) over five years. The revolving credit facility is repayable after three years. The term facility was fully drawn during fiscal 2010 and R300 million (US$41 million) was drawn on the revolving credit facility on April 15, 2010. We need to comply with certain debt covenants, including that the interest cover ratios shall not be less than two times and the current ratio not less than one time. We complied with the relevant covenants during fiscal 2010.
     During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project amounting to US$37 million. Interest is charged at U.S. — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease instalments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as collateral for these loans. During fiscal 2009, 50% of the liability was transferred to Newcrest as part of the sale of the PNG gold and copper assets. The balance at June 30, 2010 was US$11.9 million.
Recently Retired Credit Facilities and Other Borrowings
     On July 30, 2003, AVRD entered into a term loan facility of R140 million (US$19 million) with Nedbank for the purpose of partially funding AVR’s purchase of an undivided 26% share of the Mining titles, to be contributed to the Doornkop South Reef Project with Randfontein. Interest at a fixed rate equal to JIBAR plus 2%, compounded monthly, and any stamp duties and holding costs. The terms of the loan were extended from the original maturity of July 30, 2008, to September 30, 2009. It was then extended again until March 31, 2010,, at which date all loan amounts and any interest accrued were paid in terms of the agreement between AVRD and Harmony for the disposal of AVRD’s 26% interest in Doornkop. Interest capitalized during fiscal 2010 was US$2.2 million compared to US$3.3 million in fiscal 2009 (US$4.1 million in fiscal 2008). During fiscal 2005, AVRD borrowed an additional R18 million (US$2.8 million) from its holding company

Africa Vanguard Resources to service working capital commitments. When the disposal of AVRD’s 26% interest in Doornkop to Harmony was finalized, the loan was derecognized as AVRD was no longer considered to be an SPE. The loan was uncollateralized and interest free.
     On November 12, 2009 the Australian operations raised a new loan with BMW Finance of US$3.6 million for insurance premium funding. A deposit of US$0.7 million was paid. The loan bore interest at 6.1% and was repayable monthly in equal installments of US$0.4 million with the last installment paid in June 2010.
     On May 21, 2004, we issued R1.7 billion (US$252.0 million) in international unsecured fixed-rate convertible bonds in order to refinance our domestic Rand debt. Interest was calculated on the convertible bonds at a rate of 4.875% per annum, payable semi-annually in arrears on May 21 and November 21 of each year. The bonds were convertible at the option of the bondholders into fully paid up ordinary shares at any time on or after July 1, 2004 and up to, and including, May 15, 2009, unless they had been previously redeemed, converted or purchased and cancelled by us. The trust deed for the convertible bonds contained clauses that restricted certain of our activities, including a negative pledge, according to which we were not permitted to create or permit any mortgage, charge, lien, pledge or other form of encumbrance of security interest with respect to any part of our undertaking or assets, present or future, to secure any relevant debt, guarantee or indemnity. In addition, the trust deed contained covenants that required us to, among other things, maintain the listing of the bonds with the UK Listing Authority and to do all things necessary, in the opinion of the trustee, to give effect to the trust deed. Included in the amortization charge as per the income statement is US$0.9 million compared to US$1.2 million in fiscal 2008 and US$1.2 million in 2007 for amortization of the bond issue costs. On May 20, 2009, we repaid the convertible bond.
     On September 28, 2007, we entered into a term loan facility of R2 billion (US$283.9 million) with Nedbank Limited, for the purpose of partially funding capital expenditure in respect of projects, as well as to repay the short term bridging loan amounting to R500 million (US$68.6 million). Interest accrued on a day to day basis over the term of the loan at a variable interest rate, which is fixed for three month periods, equal to the JIBAR plus 2.75% plus banking costs. The interest is repayable every quarter commencing on September 28, 2007. During fiscal 2009, the loan was repaid in tranches, with the last tranche of R750 million (US$83.6 million) being repaid on April 21, 2009.
Contractual Obligations and Commercial Commitments
     Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.
Contractual Obligations on the Balance Sheet
     The following table summarizes our contractual obligations as of June 30, 2010:

	Payments Due by Period
		Less Than	12-36	36-60	After 60
		12 Months	Months	Months	Months
		July 1, 2010	July 1, 2011	July 1, 2013	Subsequent
		to June 30,	to June 30,	To June 30,	June 30,
	Total	2011	2013	2015	2015
	($’million)	($’million)	($’million)	($’million)	($’million)

Nedbank facility (1)	181	37	106	38	—
Westpac Bank(1)	12	4	8	—	—
Post retirement health care(2)	20	—	—	—	20
Environmental obligations(3)	222	—	—	—	222
Total contractual obligations	435	41	114	38	242

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings”.

(2)	This liability relates to post-retirement medical benefits of former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2010.

(3)	We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies”.

Contractual Obligations off the Balance Sheet
Our obligation with regards to operating leases is US$5 million for the next year and relates to the International office in Brisbane as well as expenditure on mineral tenements. Of this amount, US$4 million is due within 12 months.
Capital Expenditure
The following table sets forth our authorized capital expenditure as of June 30, 2010:

$’million
Authorized and contracted for (1)	44
Authorized but not yet contracted for	132
Total	176

(1)	Including our share of the PNG joint venture’s capital expenditure of US$27 million.
Commercial Commitments
The following table provides details regarding our commercial commitments as of June 30, 2010:

	Amount of Commitments Expiring by Period
		Less
		Than 12	12-36	36-60
		Months	Months	Months	After 60
		July 1,	July 1,	July 1,	Months
		2010 to	2011 to	2013 to	Subsequent
		June 30,	June 30,	June 30,	to June 30,
	Total	2011	2013	2015	2015
	($’million)	($’million)	($’million)	($’million)	($’million)
Guarantees(1)	70	—	—	—	70
Capital commitments(2)	44	44	—	—	—
Total commitments expiring by period	114	44	—	—	70

(1)	Amount of Commitments Expiring by Period.

(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of US$132 million has been approved by the board for capital expenditures.
Trend Information
     Information on recent trends in our operations is discussed in Item 4. “Information on the Company — Business — Strategy” and “— Results of Operations” above.
Working Capital and Anticipated Financing Needs
     The board believes that our working capital resources, by way of cash generated from operations and existing cash on hand, are sufficient to meet our present working capital needs. Several of the Growth projects will require additional capital expenditure over the next two to three years to complete construction, most of which will be funded from cash generated by operations and the balance by debt. For more information on our planned capital expenditures, see “— Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We may, in the future, explore debt and/or equity financing in connection with our acquisition strategy. See Item 3. “Key Information — Risk Factors — Harmony’s strategy depends on its ability to make additional acquisitions”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US$ currencies against the U.S. dollar. Future financing arrangements would also be subject to the limits on the board’s borrowing powers described in Item 10. “Additional Information — Memorandum and Articles of Association — Directors — Borrowing Powers”. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information — Exchange Controls”.

Other Financial Information
Export Sales
     In fiscal years 2008, 2009 and 2010, 100% of our gold produced in South Africa was refined by Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. All of our gold produced in Australia and PNG in those periods was sold to The Perth Mint Australia (previously known as AGR Matthey), a Perth-based refinery.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The members of the board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
Board of directors

Name	Date of appointment
Patrice Motsepe (1)	September 23, 2003
Frank Abbott (1)(2)	October 1, 1994
Graham Briggs	August 6, 2007
Joaquim Chissano (1)	April 20, 2005
Fikile De Buck(1) (3)(4)	March 30, 2006
Ken Dicks (1) (3)	February 13, 2008
Cheick Diarra (1) (3)	March 5, 2008
Dr Simo Lushaba (1) (3)	October 18, 2002
Cathie Markus (1) (3)	May 31, 2007
Harry Ephraim Mashego	February 24, 2010
Hannes Meyer	November 1, 2009
Modise Motloba (1) (3)	July 30, 2004
Cedric Savage (1) (3)	September 23, 2003
André Wilkens (1)	August 7, 2007

(1)	Non-executive directors

(2)	Frank Abbott served as a non-executive director until August 20, 2007 and was appointed interim financial director on August 21, 2007. Frank retired at the end of July 2010, and was appointed as non-executive director on August 1 , 2010 .

(3)	Independent

(4)	Appointed lead independent director after June 30, 2010.
Non-Executive Chairman
     Patrice Motsepe (48) BA (Legal), LLB. Patrice was appointed to the board in 2003. Patrice was a partner in one of the largest law firms in South Africa, Bowman Gilfillan Inc. He was a visiting attorney in the USA with the law firm, McGuire Woods Battle and Boothe. In 1994 he founded Future Mining, which grew rapidly to become a successful contract mining company. He then formed ARMgold in 1997, which listed on the JSE in 2002. ARMgold merged with Harmony in 2003 and this ultimately led to the takeover of Anglovaal Mining (“Avmin”) by African Rainbow Minerals Limited (“ARM”). In 2002 he was voted South Africa’s Business Leader of the Year by the CEOs of the top 100 companies in South Africa. In the same year, he was winner of the Ernst & Young Best Entrepreneur of the Year Award. He is also the Executive Chairman of ARM and the Deputy Chairman of Sanlam. His various business responsibilities included being President of Business Unity South Africa (BUSA) from January 2004 to May 2008, which is the voice of organized business in South Africa. He is also President of Mamelodi Sundowns Football Club.
Executive Directors
     Frank Abbott (55), BCom, CA (SA), MBL. Frank was appointed executive interim financial director in August 2007. Frank initially joined the Harmony board as a non-executive director in 1994, after which he was appointed Financial Director in 1997. In 2004 Frank was appointed financial director of ARM, while remaining on the Harmony board as non-executive director. In August 2007, Frank was seconded to Harmony as interim financial director, a position he held until handing over to Hannes Meyer in November 2009. Frank remained executive director until his early retirement on July 31, 2010. Post-retirement, Frank serves as non-executive director of Harmony and ARM.
     Graham Briggs (57), BSc (Hons) (Geology), PrSciNat, Chief Executive Officer. Graham was appointed as chief executive officer in January 2008, after his appointment to the board in 2007. Having joined Harmony as new business manager in 1995, Graham’s previous positions include that of chief executive of Harmony Australia. A geologist by training, Graham has more than 35 years’ experience in the field and in an operational capacity at a number of South African gold mines. Graham serves as a director on Harmony’s subsidiary companies and is a member of the board of Virtual Metals Group in the United Kingdom.
     Harry Ephraim “Mashego” Mashego (46), BA Ed, BA (Hons), GEDP, JMDP, Executive: Organizational Development and Transformation. Mashego joined Harmony in July 2005 as Group Human Resources Development Manager. Mashego, who has more than 20 years’ experience in human resources, began his career as Human Resources Manager at Eskom. He then progressed in the field at JCI,

Atlantis Diesel Engines and Foskor Ltd. He was promoted to General Manager at Harmony’s Evander Operations in November 2005 and was appointed Executive: Human Resources in August 2007. Mashego was appointed to the board as executive director in February 2010.
     Hannes Meyer (40), CA (SA), BCom (Hons), Financial Director. Hannes joined Harmony in August 2009. During his 14 year career in the mining industry, he gained extensive mining and financial experience at Randgold and Exploration Limited, Randgold Resources Limited, AngloGold and TEAL Exploration and Mining Limited (“TEAL”). His exposure extended to gaining knowledge of mines in Africa, corporate finance and business development. Before joining Harmony, Hannes served as chief financial officer of TEAL, and served as acting chief executive officer of TEAL from May 2008. He also serves as director on various Harmony subsidiaries and the board of Rand Uranium (Proprietary) Limited.
Non-Executive Directors
     Joaquim Chissano (70), Non-Executive Director. Joaquim was appointed to the board in April 2005. Formerly President of Mozambique (1986 — 2004), Joaquim also served as chairman of the African Union for 2003/2004. On leaving the presidency, he established the Joaquim Chissano Foundation for Peace Development and Culture, and has led various international peace initiatives on behalf of the United Nations, African Union and the Southern African Development Community to Guinea Bissau, the Democratic Republic of the Congo, Uganda and Madagascar. In 2006 he was awarded the annual Chatham House Prize for significant contributions to improving international relations and was the recipient of the inaugural Mo Ibrahim Prize for Achievement in African Leadership in 2007. He is also a non-executive director of ARM Limited and TEAL. Joaqim was appointed to the Bill and Melinda Gates Foundation in December 2009.
     Fikile De Buck (49), BA (Economics), FCCA (UK), Lead independent Non-Executive Director. Fikile joined the board on March 30, 2006. A chartered certified accountant, she is a fellow of the Association of Chartered Certified Accountants (ACCA) (UK) and a member. From fiscal 2000 to fiscal 2008, Fikile worked in various capacities at the Council for Medical Schemes in South Africa, including that of chief financial officer and chief operations officer. Prior to that she was treasurer at the Botswana Development Corporation. Fikile is also a non-executive director and chairman of the Audit Committee of Rand Uranium (Proprietary) Ltd and of Anooraq Resources Corporation. In August 2010 Fikile was appointed lead independent non-executive director and chairman of the Nomination Committee.
     Dr Cheick Diarra (58), PhD (Mechanical and Aerospace Engineering), Independent Non-Executive Director. Dr Cheick Diarra joined the board in March 2008. He is also the chairman for Africa at Microsoft. Dr Diarra graduated from the Pierre and Marie Curie University in Paris, France, and obtained his PhD in mechanical and aerospace engineering from Howard University, Washington DC, USA. After six years as an Assistant Professor at Howard, he joined the National Aeronautic and Space Association (NASA) Jet Propulsion Laboratory. Dr Diarra has served as a UNESCO goodwill ambassador and, in 2002 and 2003, he was chief executive officer of the African Virtual University based in Kenya. He is a member of several international and African scientific organisations, and was awarded an African Lifetime Achievement Award for Outstanding Contributions to Science.
     Ken Dicks (71), Mine Managers Certificates (Metalliferous and Fiery Coal Mines), Management Development Diploma and Management Diploma, Independent Non-Executive Director. Ken joined the board in February 2008. He has 39 years’ experience in the mining industry, mainly in the Anglo American group. He has served on the boards of mining companies such as Freegold, Western Deep Levels and Elandsrand. He is also a non-executive director of Gold One International, following a reverse takeover by Aflease Gold Limited and Bauba Platinum Limited.
     Dr Simo Lushaba (44), BSc (Hon), MBA and DBA, Independent Non-Executive Director. Simo joined the Harmony board in October 2002. An entrepreneur and an executive business coach, he previously held senior management positions at Spoornet and Lonmin plc and was chief executive of Rand Water. Simo is a member of the board of the Nepad Business Foundation (SA), chairman of Spescom Limited and a board member of Gidani.
     Cathie Markus (53), BA LLB, Independent Non-Executive Director. Cathie joined the board in May 2007. Cathie spent 16 years at Impala Platinum Holdings Limited (Implats), initially as legal advisor and latterly, from 1998 to 2007, as executive director with responsibility for legal compliance and public affairs. Having graduated from the University of the Witwatersrand, Cathie served articles at Bell Dewar & Hall. On qualifying as an attorney, notary and conveyancer, she joined the legal department of Dorbyl Limited. She is currently a trustee of the Impala Bafokeng Trust.
     Modise Motloba (44), BSc, Diploma in Strategic Management, Independent Non-executive Director. Modise joined the board in July 2004. Currently the chief executive of Quartile Capital (Proprietary) Limited, Modise is also a director of Rand Merchant Bank Structured Insurance, Deutsche Bank Securities SA (Proprietary) Limited, the Land Bank and the Small Enterprise Foundation. Modise’s 17 years’ experience in investment banking, treasury and fund management includes appointments at Rand Merchant Bank, African Harvest Fund

Managers and Goldman Sachs. Modise is a former President of the Association of Black Securities and Investment Professionals (ABSIP) where he was instrumental in formulating and negotiating the historic Financial Services Charter in October 2003.
     Cedric Savage (71), BSc (Eng), MBA, ISMP (Harvard), Independent Non-executive Director. Cedric joined the board in September 2003. He retired as the chairman of the Tongaat Hulett Group in May 2009 but remains a trustee of the Tongaat Hulett Group Pension Fund. He started his career in the United Kingdom in 1960 as a graduate engineer with Fairey Aviation. He returned to South Africa in 1963 and worked in the oil (Mobil), textile (Felt & Textiles) and chicken (Rainbow Chickens Limited) industries. He was President of the South African Chamber of Business from 1993 to 1994. He has also served as Chairman of the Board of Governors of the University of KwaZulu-Natal’s Development Foundation and as a Member of Council of that university. He joined the Tongaat-Hulett Group Limited in 1977 as Managing Director of Tongaat Foods and progressed to Executive Chairman of the Building Materials Division; he became Chief Executive Officer of the group in 1991. In May 2000, he assumed the dual roles of Chief Executive Officer and Executive Chairman. He currently serves on the board of Denel (Proprietary) Limited. He also served on the Nedbank board from 2002 until May 2008 when he retired as Non-Executive Director, and on the board of Datatec Limited from 2001 and Datatec International from 2004, after which he retired from both boards in August 2009.
     André Wilkens (61), Mine Manager’s Certificate of Competency, MDPA, RMIIA, Non-Executive Director. André joined the board in August 2007. He is currently the chief executive officer of ARM Limited and previously held the same position at ARM Platinum. Prior to this, he was the chief operating officer at Harmony, following the merger of Harmony with ARMgold in 2003. André has a wealth of experience in the mining industry, having joined Anglo American in 1969 and moved up the ranks to mine manager of Vaal Reefs’ south mine.
Management
     The members of our management, their principal past affiliations, information on their business experiences and principal outside activities and selected other information are set forth below:
     Bob Atkinson (58), NHD (Metalliferous Mining), Executive: New Business and Projects. Bob joined Harmony as a Section Manager in 1986 and served as Operations Director on the Executive Committee from June 2001 to May 2003. He was appointed Chief Operating Officer at Harmony Gold Australia and was appointed as Executive: Sustainable Development (Safety and Occupational Health) at Harmony in South Africa in July 2004. He has more than 32 years’ experience in the mining industry.
     Jaco Boshoff (41), BSc (Hons), MSc (Geology), MBA, PrSciNat, Executive: Reserves and Resources. Jaco joined Harmony in April 1996. He has served as the Executive: Reserves and Resources and Competent Person since March 2004. Prior to this, he was a Ore Reserve Manager from 1998 to 2004 and before that was a geologist at Harmony and at Gengold. Jaco is registered as a professional geological scientist with the South African Council for Natural Scientific Professions and has worked in the mining industry for more than 12 years. In July 2010 Projects and New Business were added to his portfolio.
     Matthews Pheello Dikane (44), LLB, LLM (Labor Law), Postgraduate Diploma In Management Practice, Postgraduate Diploma in Corporate Law, Executive: Legal and Compliance. Matthews joined Harmony in 2009. He has more than 20 years’ experience in the mining industry, working his way up through the ranks from learner official to production mine overseer at AngloGold Ashanti Limited. During this time, he studied for his law degree and served his articles at Perrott Van Niekerk Woodhouse Incorporated. He also completed his Master’s degree in Labor Law and Postgraduate Diplomas in Management Practice and Corporate Law. He returned to AngloGold Ashanti’s corporate office as a Legal Counsel, later joining Brink Cohen Le Roux as a senior associate where he was made a director.
     Leon le Roux (54), NHD (Mechanical and Electrical Engineering), Executive: Risk Management and Engineering. Leon joined Harmony on its merger with ARMgold in 2003. Having begun his mining career as a learner official in 1979 and obtaining his GCC (Mines and Works), he worked as an engineer on several AngloGold operations. He joined ARMgold on its formation in 1999 where he held a number of positions in the management team and was later seconded to ARMplatinum. He was appointed to the Harmony executive team in June 2009. Post year-end, in September 2010, Leon was deployed to Harmony’s South East Asian operations.
     Jackie Mathebula (40), B Admin Honours, MBA, Master of Management (MM, HR), Executive: Corporate Affairs. Jackie joined Harmony in September 2002 as Employee and Industrial Relations Executive. In 2005, his portfolio became Training, Human Resource Development and Occupational Health, and in 2005 he was appointed Executive: Corporate Affairs. Prior to joining Harmony, he worked at Gensec Bank, Gold Fields Limited and then Iscor group (now ArcelorMittal South Africa). He also worked for the South African government in the Gazankulu Public Service Commission.
     Melanie Naidoo-Vermaak (36), MSc (Sustainable Development), Executive: Environment. Melanie joined Harmony in August 2009. She is an experienced environmental specialist who has worked for both the private sector in the mining industry, as well as the public sector in the Departments of Water Affairs and Forestry and Minerals and Energy. She has spent more than 10 years in this discipline and has international environmental management exposure gained in Australia, Papua New Guinea, Fiji as well as Africa. She has held various positions at some of the leading mining companies, including BHP Billiton, Anglo American PLC and De Beers Consolidated Mines Limited.
     Alwyn Pretorius (39), BSc Mining Engineering, BSc Industrial Engineering, Chief Operating Officer: North Region. Alwyn joined Harmony on its merger with ARMgold in 2003. He began his career at Vaal Reefs mine as a mining graduate in training in 1993 and was appointed shift boss in 1995, gaining experience in remnant mining. Alwyn obtained his BSc in Industrial Engineering in 1998 and joined ARMgold in 1999 at its Orkney operations progressing to become mine manager in 2003. Alwyn was appointed Executive, South African Operations at Harmony in March 2007, and is the Chief Operating Officer: North Region.
     Tom Smith (54), NHD (Mine Surveying and Metalliferous Mining), Chief Operating Officer: South Region. Tom joined Harmony in 2002. Tom began his career in the mining industry in 1975 as a sampler at Vaal Reefs mine, becoming chief surveyor in 1988. He made a career change in 1991 to mining and worked as a section manager on Great Noligwa, Elandsrand and Mponeng mines. He was also involved in projects at Tau Lekoa and Moab Khotsong, acquiring experience in conventional, trackless, pillar and deep-level mining. Tom was promoted to Production Manager at Mponeng in 1998. He was appointed General Manager of Tshepong in 2000. Following the merger with ARMgold he was involved in the restructuring of the Free State operations. He joined the executive team in September 2007 and is the Chief Operating Officer: South Region.
     Marian van der Walt (37), BCom (Law), LLB, Higher Diploma in Tax, Diploma in Corporate Governance, Diploma in Insolvency Law, Certificate in Business Leadership; Executive: Corporate and Investor Relations. Marian, who has more than 12 years’ legal experience, was appointed Company Secretary in 2003. She completed her articles at Routledges Modise Attorneys and was admitted as an attorney and conveyancer in 1998. She then joined Deloitte and Touche as an insolvency practitioner/administrator. She held legal and management positions at the Standard Bank of South Africa Limited in the Commercial Properties Division prior to joining Harmony. Marian was appointed to the Executive Committee in October 2005 with responsibility for legal, compliance and risk management. Internal audit and Sarbanes-Oxley compliance were added to her portfolio in September 2007. In October 2008, she resigned as company secretary enabling her to accept the position of Executive: Corporate and Investor Relations.
     Johannes van Heerden (38), BCompt (Hons), CA(SA), Chief Executive Officer: South East Asia. Johannes joined Harmony in 1998 as Financial Manager of the Free State operations. Here he obtained broad financial management experience at an operational level. He was subsequently appointed Group Financial Manager in 2001, before being relocated to Harmony Australasia as Chief Financial Officer in 2003. Johannes presently holds the position of Chief Financial Officer: South East Asia.
     Abre van Vuuren (50), BComm, MDP, DPLR, Executive: Services. Abre joined Harmony in 1997 when the Group acquired Grootvlei Gold Mine (“Grootvlei”). Abre’s career in the mining industry started in 1982 where he joined the Finance department at the Blyvooruitzicht Gold Mine. He gained experience in Human Resources and progressed through the ranks at various gold mines and collieries in the Rand Mines Group, including Grootvlei. On Harmony’s acquisition of Grootvlei, Abre was included in the management team and has since held various positions in services and human resource management. He was promoted to the Executive Committee in 2000 when he became the Industrial Relations Executive. In 2007, Abre was appointed to his current portfolio of Executive: Services. In September 2010, Risk and Insurance were added to his portfolio following the deployment of Leon le Roux to the Harmony’s South East Asian operations.
Board Practices
     Our Articles of Association provide that the board must consist of no less than four and no more than twenty directors at any time. The board currently consists of fourteen directors.
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

     In order to ensure good corporate governance, the board has formed an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Empowerment Committee, a Sustainable Development Committee and a Technical Committee. All of the board committees are comprised of a majority of independent, non-executive directors.
Executive Management Committee
     Our Executive Committee comprises our executive directors and selected senior officers, each with his or her own area of responsibility. The Executive Committee consists of 11 executives who meet on a weekly basis and more often if required.
     The composition of the Executive Management Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive Officer
Hannes Meyer	Financial Director
Harry Ephraim Mashego	Executive Director: Organisational Development and Transformation
Frank Abbott	Executive Director (1)
Bob Atkinson	New Business and Projects
Jaco Boshoff	Reserves and Resources
Jackie Mathebula	Corporate Affairs
Alwyn Petorius	Chief Operating Officer North Operations South Africa
Tom Smith	Chief Operating Officer South Operations South Africa
Marian van der Walt	Corporate and Investor Relations
Johannes van Heerden	Chief Executive Officer: South East Asia
Abre van Vuuren	Services (2)
Leon le Roux	Risk Management and Engineering (2)
Melanie Naidoo-Vermaak	Environment
Matthews Dikane	Legal and Compliance

(1)	Frank Abbott retired as executive director on July 31, 2010 and was appointed non-executive director on August 1, 2010.

(2)	In September 2010 Leon le Roux was deployed to the South East Asian operations and Risk and Insurance were added to Abre van Vuuren’s portfolio.
Audit Committee
Members
     In terms of its charter this committee must comprise at least three members. As at June 30, 2010, the members of this committee were:

Cedric Savage	Chairman; appointed to the committee on January 26, 2004 and chairman as from August 5, 2005
Fikile De Buck	Appointed to the committee on March 30, 2006
Dr. Simo Lushaba	Appointed to the committee on January 24, 2003
Modise Motloba	Appointed to the committee on July 30, 2004
     The internal and external auditors, the chief executive officer, the financial director and executive managers are all invited to the Audit Committee meeting.
Frequency of meetings
     The Audit committee is, in terms of its charter, required to meet at least four times a year, or more frequently as circumstances dictate. During fiscal 2010, the committee met on five occasions.

Purpose and function
     The Audit Committee was established to assist the board in discharging its duties relating to the safeguarding of assets; the operation of adequate system and internal controls and control processes; the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance and accounting standards. It also provides support to the board on the risk profile and risk management of the group. The Audit Committee ensures that there is an internal audit function in place and that the roles of the internal and external audit functions are co-ordinated.
     The Audit Committee recommends the appointment of the external auditors to the board and shareholders, and also approved non-audit services provided by the external auditors. The Audit Committee has reviewed the independence of the external auditors and is satisfied that the external auditors are independent.
     The Audit Committee reports and makes recommendations to the board, and the board retains responsibility for implementing such recommendations.
     The Committee considered the appropriateness of the expertise and experience of the Financial Director and concluded that the Financial Director has the necessary expertise and experience. The Committee is also satisfied that the expertise, resources and experience of the finance function are adequate.
Independence/compliance
     All members of the Audit Committee are independent, non-executive directors.
     Currently, we do not have an individual audit committee financial expert as defined by the rules of the SEC. It is our contention that the audit committee members, through their collective experience, do meet the majority of the definitions of the SEC for an audit committee financial expert in both the public and private sectors. The members have served as directors and officers of numerous public companies and have over the years developed a good knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts to provide them with advice on matters relating to their responsibilities as they deem appropriate, enables them as a group to act effectively in the fulfillment of tasks and responsibilities required under U.S. Sarbanes-Oxley Act of 2002.
Empowerment Committee
Members
     The Empowerment Committee must comprise of at least three members. As at June 30, 2010, the members of this committee were as follows:

Joaquim Chissano	Chairman; appointed as chairman with effect from May 3, 2006
Modise Motloba	Appointed to the committee on May 3, 2006
Cathie Markus	Appointed to the committee on October 29, 2007
     The chief executive officer and executive managers are all invited to attend the Empowerment Committee meetings.
Frequency of meetings
     The Empowerment Committee met on four occasions during fiscal 2010. The Empowerment Committee charter requires that at least two members are present to constitute a quorum. Cathie Markus acted as chairman of the meetings when Joaquim Chissano was unable to attend.
Purpose and function
     The Empowerment Committee was established by the board to ensure that the company meets not only regulations stipulated in the Employment Equity Act, the Labor Relations Act and the Mineral and Petroleum Resources Development Act’s Mining Charter Scorecard, but also in fulfilment of our own empowerment imperatives.
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
Independence/compliance
     Even though the chairman is not considered an independent non-executive director, the rest of the committee comprises of independent non-executive directors.
Investment Committee
Members
     The Investment Committee must comprise of at least three members. As at June 30, 2010, the members were:

Dr. Simo Lushaba	Chairman; appointed to the committee on January 26, 2004 and as Chairman with effect from August 5, 2005)
Fikile De Buck	Appointed to the committee on May 3, 2006
Ken Dicks	Appointed to the committee on February 13, 2008
Cathie Markus	Appointed to the committee on October 29, 2007
Cedric Savage	Appointed to the committee on January 26, 2004
André Wilkens	Appointed to the committee on August 7, 2007
     The chief executive officer, the financial director and executive managers are invited to attend the meetings.
Frequency of meetings
     The committee should meet at least four times a year, but may, at its discretion, meet more often depending on the circumstances. The committee met on five occasions in fiscal 2010.
Purpose and function
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
Nomination Committee
Members
     The Nomination Committee must comprise of at least three members. As at June 30, 2010, the members of this committee were:

Patrice Motsepe	Chairman; appointed to the committee on October 24, 2003
Frank Abbott	Appointed to the committee August 5, 2005
Joaquim Chissano	Appointed to the committee on May 3, 2006
     In August 2010 Fikile De Buck was appointed Chairman of the Nomination Committee.
Frequency of meetings
     Members of this committee are required to meet annually or more often at the committee’s discretion, depending on prevailing circumstances. The committee met three times in fiscal 2010 to consider new appointments to the board in fiscal 2010.

Purpose and function
     The primary purpose of the Nomination Committee is to ensure that the procedures for appointments to the board are formal and transparent, by making recommendations to the board on all new board appointments and reviewing succession planning for directors. The duties and responsibilities of this committee are set out in the Nomination Committee charter.
Independence/compliance
     The chairman of the Nomination Committee was until August 2010 non-executive, but not independent. Fikile De Buck was appointed as Chairman in August 2010. Frank Abbott retired as an executive director in July 2010, and remained on the Board and the Committee as a non-executive director.
Remuneration Committee
Members
     The Remuneration Committee must comprise of at least three members. As at June 30, 2010, the members of this committee were:

Cedric Savage	Chairman; appointed to the committee on January 24, 2004, and as chairman from May 3, 2006
Simo Lushaba	Appointed to the committee on August 5, 2005
André Wilkens	Appointed to the committee on August 7, 2007
The chief executive officer, the financial director and the executive: organizational development and transformation are invited to attend all meetings.
Frequency of meetings
     The Remuneration committee is expected to meet at least on a quarterly basis or to pass a resolution by round robin if and when a formal meeting cannot be held. In fiscal 2010, the committee met on six occasions, including two special meetings held on July 1, 2009 and March 18, 2010 (for approval of the share allocation and incentive schemes and appointment of the financial director).
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
Independence/compliance
     The committee comprises three non-executive directors, of which two are independent. It is therefore not compliant with King III which requires that the committee comprise independent directors only. The chairman of the Remuneration Committee is, however, an independent non-executive director and ensures that decisions are fair and not biased. The chairman, as independent non-executive director, was elected on the basis of his vast business knowledge and experience, and his familiarity with the challenges facing directors and executive managers.

Sustainable Development Committee
Members
     The Sustainable Development Committee must comprise of at least three members. As at June 30, 2010, the following were members of this committee:

Modise Motloba	Chairman; appointed as chairman on August 5, 2005
Joaquim Chissano	Appointed to the committee on May 3, 2006
Fikile De Buck	Appointed to the committee on May 3, 2006
     The chief executive officer and executive managers are invited to attend the meetings.
Frequency of meetings
     The Sustainable Development Committee should meet at least four times a year, or more frequently as circumstances dictate. In fiscal 2010, four meetings of this committee were held. The charter requires that at least two members are present to constitute a quorum.
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
Independence/compliance
     The committee comprises three non-executive directors, two of whom are independent.
Technical Committee
Members
     The Technical Committee must comprise of at least four members. As at June 30, 2010, the following were members of this committee:

Andre Wilkens	Chairman; appointed as chairman on January 22, 2008
Fikile De Buck	Appointed to the committee on July, 14, 2008
Ken Dicks	Appointed to the committee on February 13, 2008
Modise Motloba	Appointed to the committee on January 22, 2008
Cedric Savage	Appointed to the committee on January 22, 2008
     The chief executive and executive managers are all invited to attend the meetings.
Frequency of meetings
     The Committee should meet at least six times a year. The Committee, at its discretion, may decide to change this requirement, depending on the circumstances. In fiscal 2010, six meetings of this committee were held.
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
Compensation of Directors and Senior Management
     The following table shows the compensation of directors and senior management for fiscal 2010:

			Retirement
			Contributions
	Directors’	Salaries and	during	Bonuses
	fee	Benefits	the year	Paid	Total
	($’000)	($’000)	($’000)	($’000)	($’000)
Name	2010	2010	2010	2010	2010
Non-executive
Patrice Motsepe	105	—	—	—	105
Joaquim Chissano	49	—	—	—	49
Fikile De Buck	60	—	—	—	60
Cheick Diarra	20	—	—	—	20
Ken Dicks	41	—	—	—	41
Dr Simo Lushaba	49	—	—	—	49
Cathie Markus	33	—	—	—	33
Modise Motloba	63	—	—	—	63
Cedric Savage	85	—	—	—	85
Andre Wilkens	52	—	—	—	52
Executive
Graham Briggs	—	665	—	206	871
Hannes Meyer (1)	—	219	—	19	238
Harry Ephraim Mashego (2)	—	79	7	18	104
Frank Abbott	—	365	18	68	451
TOTAL	557	1,328	25	311	2,221

1)	November 2009 - June 2010 (appointed November 1, 2009)

2)	March 2010 to June 2010 (appointed February 24, 2010)
Directors’ Terms of Employment
     None of our directors have a service contract with us or any of our subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.
     The terms of employment of our executive directors continue until terminated by reaching the mandatory retirement age of 60 or on service of three months’ notice by either us or the employee. Each of our executive directors participates in our share option scheme and a discretionary executive profit share scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved. They have all waived their rights to directors’ fees.
     The executive directors also benefit from pension contributions, provident funds, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by us and our subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is US$nil million. The non-executive directors are entitled to fees as agreed at our annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on our behalf and remuneration for other services, such as serving on committees. For fiscal 2010, total directors’ remuneration amounted to US$2.2 million and senior management’s remuneration to US$3.2 million.
     Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee, in line with our reward philosophy. A bonus of US$206,000 was awarded to the chief executive officer during the past financial year.
     The board has agreed to an increase in non-executive directors’ fees, effective from July 1, 2009. Shareholders approved the increase in fees at the annual general meeting held on November 23, 2009.

     For fiscal 2010 non-executive directors received the following fees:

Annual Fee
Board	R 150,000 annually (US$19,800)
Audit Committee	R 75,000 annually (US$9,895)
Empowerment Committee	R 50,000 annually (US$6,596)
Investment Committee	R 50,000 annually (US$6,596)
Nomination Committee	R 50,000 annually (US$6,596)
Remuneration Committee	R 50,000 annually (US$6,596)
Sustainable Development Committee	R 65,000 annually (US$8,575)
Technical Committee	R 65,000 annually (US$8,575)
Chairman of board	R 700,000 annually (US$92,348)
Chairman of board committees	Double the amount that the individual board committee member received annually
     The terms of employment of the non-executive directors are not set out in any written agreements.
Share Options
     At October 18, 2010, our executive directors and senior management held the following share options, totalling less than 1% of our share capital:

		Average
	Number of	Strike
Directors and	Share	Price	Expiration
Senior Management	Options	(R)	Dates
Graham Briggs	91,938	48.55	2014 - 2015
Hannes Meyer	—	—	—
Harry Ephraim Mashego	—	—	—
Frank Abbott	—	—	—
Senior Management (as a group)	314,150	52.67	2013 - 2015
Total	406,088	51.73	2013 - 2015
     Options to purchase a total of 2,028,341 ordinary shares were outstanding on October 18, 2010. The exercise prices of the outstanding options range between R36.50 and R91.60 per share and they expire between 2011 and 2015. Of the outstanding options, options to purchase 406,088 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See Note 34 to the Consolidated Financial Statements included herein.
Shares issued in terms of the Harmony 2006 Share Plan
     At October 18, 2010, our executive directors and senior management held the following share appreciation rights and performance shares, totaling less than 1% of our share capital:

				PS
Directors and	Share Appreciation	Weighted	Performance Shares	Price	Expiration
Senior Management	Rights (SAR)	SAR Price (R)	(PS)	(R)	Dates
Graham Briggs	251,774	78.09	227,424	—	2010 - 2015
Hannes Meyer	8,557	77.28	27,902	—	2015
Frank Abbott	—	—	—	—	—
Harry Ephraim Mashego	62,310	74.81	67,912	—	2010 - 2015
Senior management (as a group)	658,891	73.64	656,063	—	2010 - 2015
     Awards to purchase a potential maximum of 9,984,077 ordinary shares were outstanding on October 18, 2010. The exercise prices of the outstanding options range between R77.65 and R112.64 per share and they expire between 2010 and 2015. Of the outstanding awards, awards to purchase a potential maximum of 1,960,833 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See Note 34 to the Consolidated Financial Statements included herein.
Share Ownership
     The following sets forth, as at June 30, 2010 and at October 18, 2010, the total amount of ordinary shares directly or indirectly owned by our directors and senior management, including shares issued under the 2006 Share Plan. Our directors and senior management do not own any preference shares.

Ordinary
	Ordinary		Shares
	Shares Number		Number as at
	as at		October
Holder	June 30, 2010	Percentage	18, 2010	Percentage
Non-executive chairman
Patrice Motsepe (1)	—	—	—	—
Directors Non-executive
Fikile De Buck	—	—	—	—
Joaqium Chissano	—	—	—	—
Dr Cheick Diarra	—	—	—	—
Ken Dicks	—	—	—	—
Dr. Simo Lushaba	—	—	—	—
Cathie Markus	—	—	—	—
Modise Motloba	—	—	—	—
Cedric Savage	—	—	—	—
André Wilkens	101,303	(2)	101,303	(2)
Executive Directors
Graham Briggs	—	—	—	—
Hannes Meyer	—	—	—	—
Frank Abbott	—	—	—	—
Harry Ephraim Mashego	—	—	—	—
Total Directors (14 persons)	101,303	—	101,303	—

(1)	Patrice Motsepe, our Chairman, has an indirect holding through ARM

(2)	Less than 1%.
Employees
General
     Set out below is the number of people working at each of our operations and the number at our operations who are employed by outside contractors as at the end of each of fiscal years 2010, 2009 and 2008.

	Harmony Employees at			Outside Contractors at
	June 30,			June 30,
	2010	2009	2008	2010	2009	2008
South Africa	35,788	37,316	40,751	4,331	4,962	6,309
International	1,105	979	862	1,373	2,482	846
Grand total	36,893	38,295	41,543	5,704	7,390	7,155
     These numbers show a substantial reduction in the number of both employees and of outside contractors which was achieved over the 12 month period ended June 30, 2010. It represents the consequences of the restructuring program on the employee numbers (see below).
South Africa
South Africa is a signatory to all the International Labor Organization conventions in respect of employment and fair labor practices. Consequently, South African labor relations are characterized by a high degree of regulation, with legislation covering all aspects of the employment relationship, including but not restricted to the following:
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
     Harmony invests in the training and development of its current and potential employees. During fiscal 2010 a significant number of South African employees received some form of training in areas such as mining, engineering, metallurgy, mineral reserve, human resources and soft skills. In South Africa, we have various programs in place to attract and develop university and young school leavers through apprenticeships, bridging programs and bursaries, as well as extensive in-house and external training programs.
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
     The major unions present and recognized by us are the (i) National Union of Mineworkers (“NUM”), (ii) United Association of South Africa (“UASA”) and (iii) Mineworkers’ Solidarity. The unions are represented as follows:

NUM	75%
UASA	9%
Solidarity	2%
Collective Bargaining Fund	2%
Non-union	12%
     Certain employees are subject to Agency Shop arrangements (termed the “Collective Bargaining Fund” above) whereby the terms and conditions of service negotiated and agreed to with the recognized Trade Unions are extended to apply to non-union members who, in turn, then pay a small fee to the union) and the rest of the employees either do not belong to a union or belong to one of the more insignificant unions active in Harmony from time to time.
     As a result of our highly unionized labor force and the fact that labor costs constitute approximately 54% of production costs, we have attempted over the years to balance union demands for improvements in wages and conditions of employment with the need to contain and reduce cash costs in order to ensure the long-term viability of our operations.
     While no statutory minimum notice period in respect of operational changes is stipulated in Harmony’s collective agreements, there are prescribed processes both in the statutes and collective agreements that have to be completed before any significant operational change can be implemented. The Labor Relations Act in South Africa governs the minimum notice period required in respect of organizational change affecting 50 or more employees. A 60-day notice and consultation period regarding any proposed restructuring or organizational change is allowed in terms of Section 189A of the Act.
     The most significant event in our employee relations during fiscal 2010 was the closure of a number of operations in Virginia and Evander potentially affect some 3,000 employees. A workforce reduction of this size by a South African company is a very sensitive issue; however we were able to place a large number of employees in other operations in consultation with recognised Trade Unions. Consequently the exercise went off without any operational disruptions and negative publicity. Once again the success of an exercise of this nature is attributable to the excellent relationship that our management has cultivated with the unions over the last five years. Employees who were not fortunate enough to find placement elsewhere were given severance packages and many were placed in alternative training programs funded by the Company’s social plan.
     The industry wage negotiations were successfully completed in July 2009, and the unions reached an agreement with the Chamber of Mines which provided for a better-than-inflation wage agreement (ranging from 10.5% for lower level semi-skilled employees down to 9% for the more skilled employees). Also agreed was that the minimum wage be increased to R4,000 (US$528) a month with effect from July 2010 for category 3 employees. The wage increases are supplemented by non-contributory medical aid, as well as a living-out allowance or free accommodation and food, as has been practice in the South African mining industry. A guaranteed wage increase of 7.5%, or Consumer Price

Index plus 1%, whichever is the higher of the two, was agreed for the second year of the two-year settlement agreement. Special arrangements were also agreed to attempt to address the skills shortage in the industry and certain key job categories now receive scarcity allowances of various kinds in an attempt to make the industry attractive to them.
     An additional element in the wage agreement was the company’s agreement to engage with recognised trade unions in discussion regard the creation of an Employee Share Ownership (“ESOP”) scheme. By October 2010 these discussions had reached an advanced stage and the forthcoming months will see the share holders consider a proposal in this regard at the Annual General Meeting in December 2010.
Work Stoppages
     There were no group-wide work stoppages in fiscal 2010.
     A series of disruptions did occur at our Bambanani operation as a result of rivalry between leadership factions in the NUM. This resulted from a breakaway from the NUM of some 800 employees who then embarked on the disruptions, including two work stoppages, in pursuit of various demands relating to organisational rights. These actions were not supported by the majority of employees or the recognized unions’ leadership. After a number of warnings that such disruption cannot continue, we dismissing some 287 employees. The dismissals were referred to a tribuneral consisting of three prominent advocates who found that we had acted fairly in dismissing the employees. The findings of the tribuneral have now been referred to the Labour Court for review.
     A further work stoppage occurred in May 2010 at the Target operation which lasted over two shifts. The matter was dealt with through a number of meetings with the NUM and operational management and with the intervention of the Commission for Conciliation Mediation and Arbitration (“CCMA”) it was decided, in a spirit of compromise and reconciliation, to take no action against offending employees.
Women in mining
     The Mining Charter stipulates that 10% of the total workforce should be made up of women by 2009. We have exceeded this target at some of the operations. At the end of June 2010, there were 4,423 women in the group (1%), compared with 3,952 in fiscal 2009, or 11% of women in the total workforce. Various steps have been taken to accommodate women in the underground mining environment. The percentage of women in management was 16% and 9% (2009: 8%) in the core disciplines of engineering, mining, ore reserve management and metallurgy.
     There is no differentiation in salary scales for men and women at Harmony.
Australia
     Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on Fair Work Act of 2009 and the National Employment Standards. Our Australian workforce is not unionized.
Papua New Guinea
     Employee relations in PNG are regulated by the Employment Act of 1978 (PNG) and the Employment of Non-Citizens Act 1978 (PNG). Individual contracts are entered into, and the workforce is not unionized.
     The workforce comprises both expatriates and national citizens, with most expatriates (8% of the workforce) working a fly-in fly-out roster.
     In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee (“ERC”). Employees at PNG are not unionized, however, employment is guided by a Memorandum of Agreement (“MOA”) between the Landowner Association, the company and the government. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Harmony’s license to operate.

     PNG obtained government approval to recruit females specifically in the surface mining environment. As a result, there are plans in place across Morobe Mining to address the gender balance of employees. Aptitude tests of women landowners are ongoing to establish a pool of available candidates. In fiscal 2010, 18% of the workforce in PNG was women, compared to 16% in fiscal 2009, exceeding the 15% target set in fiscal 2008.
Long Term Incentive Schemes
     In addition to employees’ annual salaries, Harmony has implemented various share option schemes, including the Harmony 2006 Share Plan. In all, 60,011,669 shares of Harmony’s share capital is reserved for long-term incentive schemes.
The 2001 and 2003 share option schemes
     Harmony has two share option schemes, namely the 2001 Share Option Scheme and the 2003 Share Option Scheme (collectively the existing schemes), which all have similar rules. Since the implementation of the 2006 Share Plan, no options have been nor will be issued in terms of the existing schemes. Options granted before the implementation of the 2006 Share Plan remain open for acceptance for 10 years after the date of grant, subject to the terms of the relevant option scheme.
Broad-Based Employee Share Scheme (“ESOP”)
     The Group intends to implement a broad-based ESOP and intends to structure the scheme so as to maximise the recognition of black participation therein, both from the perspective of the MPRDA and the Broad-Based Black Economic Empowerment Act. Discussions relating to option benefits for non- managerial employees are ongoing with unions representing these employees.
The Harmony 2006 Share Plan
     The Harmony 2006 Share Plan (“the Plan”) was adopted by shareholders at the annual general meeting held on November 10, 2006. The Plan incorporates the following elements: equity- settled share appreciation rights, performance shares and performance allocated restricted shares. The Plan is in line with global best practice and emerging South African practice, which in combination serves to reward the required attributes of shareholder alignment and long- term, sustained performance.
     In terms of the Plan, executive directors and senior employees of Harmony and its subsidiaries and associates are awarded rights to receive shares in Harmony. This is based on the value of these awards when time and performance conditions have been met, the awards have vested and, in the case of the Share Appreciation Rights (SARs), the rights have been exercised.
     The primary intent of the Plan is to reward executives and senior management for long term, sustained performance achievements which are aligned to shareholder value.
     The nature of the Plan, which is linked to performance conditions, is not as dilutive as a normal share option scheme.
     Annual allocations of SARs awards of performance shares and grants of restricted shares are governed by Harmony’s reward philosophy, in which (inter alia) the ‘expected value’ of long-term incentive rewards is set for defined categories of executives and senior management. The expected value is defined as the present value of the future reward outcome of an allocation/award/grant, given the targeted future performance of Harmony and its share price.
     The 2006 allocations and awards became eligible for vesting during fiscal 2010. The SARs vested as the performance conditions were met, but the performance conditions for the performance shares were not met. All performance shares for the 2006 allocations therefore did not vest and these awards lapsed.
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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     We are an independent gold producer, with no single shareholder exercising control. As of October 18, 2010, our issued share capital consisted of 428,873,695 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.
     The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.
     Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.
     A list of the 5% holders of our securities as of October 18, 2010 is set forth below:

	Number of
Holder	Shares	Percentage
1. Bank of New York (1)	114,814,698	26.8
2. ARM Ltd. (2)	63,632,922	14.6
3. Allan Gray	56,670,554	13.3
4. Blackrock Investment Management (UK) Ltd.	41,074,797	9.6

(1)	Depository with respect to the ADRs held on the U.S. register.

(2)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.
     As of October 18, 2010, there were 2,136 record holders of our ordinary shares in the United States.
Capital Raising
     During fiscal 2009, Harmony engaged in capital raising by issuing two tranches of shares following the resolution passed by shareholders at the Annual General Meeting held on November 24, 2008, that allowed directors to issue shares for cash. In the first tranche, completed between November 25, 2008 and December 19, 2008, 10,504,795 Harmony shares were issued at an average subscription price of R93.20, resulting in R979 million (US$98 million) before costs being raised.
     The second tranche of shares was issued between February 10, 2009 and March 6, 2009 and consisted of 7,540,646 Harmony shares being issued at an average subscription price of R124.45, resulting in R938 million (US$94 million) before costs being raised. The combined share issue amounts to R1.9 billion (US$192 million) at a cost of R30 million (US$3.5 million).
Related Party Disclosure and Transactions
     None of our directors or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction since July 1, 2007 or in any proposed transaction that has affected or will materially affect us or our subsidiaries, other than as stated below.
     ARM Limited currently holds approximately 14.6% of our shares. Patrice Motsepe, André Wilkens, Joaquim Chissano and Frank Abbott are directors of ARM Limited.
     Included in the Group’s consolidated balance sheet at June 30, 2009 is a loan to the Morobe Mining Joint Venture amounting to US$9.7 million, being Newcrest’s portion of the loan to the PNG joint venture companies.
     We have three directors on the board of Rand Uranium, being Graham Briggs, Hannes Meyer and Fikile De Buck. Dr Simo Lushaba is a member of the Rand Uranium Investment Committee. Rand Uranium owes the Group US$5 million (2009: US$4.8 million) for services and goods provided in terms of the service level agreements entered into between the Group and Rand Uranium. The Group has subordinated a loan of US$8.3 million (2009: US$8.5 million) owed by Rand Uranium. The loan bears interest at a rate equal to the 91 Day JIBAR plus 250 basis points and is repayable on November 21, 2015.

     During fiscal 2010 we concluded separate purchase agreements with the liquidators of Pamodzi FS for the purchase of its Free State assets and inventories. The consideration paid for the mining assets was US$36.6 million and US$16.0 million was paid for the inventories. Pamodzi FS was a subsidiary of Pamodzi, which is an associate of Harmony. A balance of US$2.2 million is owed by Pamodzi FS at June 30, 2010 in terms of the asset purchase agreements, for the rehabilitation trust funds to be released to the group.
     On March 19, 2010, Harmony Gold Mining Company Limited concluded an agreement with AVRD, for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan of US$33.4 million and the issue of 2,162,359 Harmony shares, valued at US$20.5 million. In terms of the agreement, 975,419 of these shares will be held in escrow until May 1, 2014.
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
     On July 11, 2008, we sold our 37.8% share in Village Main Reef Gold Mining Company (1934) Limited for R1.1 million (US$0.1 million) to To the Point Investments. ZB Swanepoel, our former Chief Executive Officer, is a director and founder of To the Point Investments.
     On February 27, 2008, the Group sold its Orkney assets to Pamodzi in exchange for shares, whereby it obtained an interest of 32.4% and Pamodzi became an associate. Subsequent to this, we provided goods and services to Pamodzi at cost plus an applicable margin as set out in the service level agreement. The balance of the unsecured loan at June 30, 2008 was R103 million (US$13.2 million). Interest was charged at prime rate. When Pamodzi was placed into liquidation in March 2009, interest was no longer charged on the loan and the loan was provided for in full. The balance of the loan at that time was R116 million (US$15.0 million).
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
Class Action
     There is a pending class action in the United States whereby certain ADR holders are seeking damages against us pertaining to our business practices for the period April 7, 2007 to August 6, 2007. We have filed with the court a Motion to Dismiss all claims asserted in the class action case, the plaintiffs have filed an opposing response, and we have subsequently replied to that response. On March 19, 2010 the Court denied the Company’s application for dismissal and subsequently the Company filed a Motion for Reconsideration in which it requested the Court to reconsider its judgement. This matter was heard on April 27, 2010 and the Company’s request for reconsideration of judgement was denied. The Company is defending the matter and the legal process is taking its course. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.
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
Dividends and Dividend Policy
     We paid interim and final dividends on our ordinary shares in 2003 and 2004. Due to operating conditions and our commitment to expenditure on long-term growth projects, we were not able to declare any dividends in fiscal 2005, fiscal 2006, fiscal 2007 or fiscal 2008. On August 13, 2009, the board approved a final dividend for fiscal 2009 of R0.50 per share, that was paid on September 21, 2009. The total amount of the dividend paid was R213 million (US$28.6 million). As the dividend was declared after the reporting date of June 30, 2009, the dividend was not recorded in fiscal 2009. On August 13, 2010, the board approved a final dividend for fiscal 2010 of R0.50 per share, that was paid on September 20, 2010. The total amount of the dividend paid was R214 million (US$29.3 million). As the dividend was declared after the reporting date of June 30, 2010, the dividend was not recorded in fiscal 2010. For information on our accounting policy relating to dividends, see note 2.20 to the consolidated financial statements.
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
Recent Developments
Closure of Merrespuit 1
     On October 18, 2010, Harmony announced that it will be closing the Merrespuit 1 shaft in Virginia at the end of October 2010.
Sale of Mount Magnet Gold in Australia
     On July 20, 2010 Harmony executed a share sale agreement with the Australian-based gold miner Ramelius Resources Limited for the sale of the Mount Magnet Gold Project for A$40 million cash.
Dividends
     On August 13, 2010, the board approved a final dividend for fiscal 2010 of 50 SA cents per share, paid on September 20, 2010. The total dividend amounts to R214 million (US$29.3 million).
Merriespruit South region and Freegold option
     On September 3, 2010, Harmony concluded two transactions with Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”), in which Wits Gold will obtain a prospecting right over Harmony’s Merriespruit South area and the option held by ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (“Freegold”), a wholly owned subsidiary of Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State (Freegold option), which will be cancelled. Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area.
     The total consideration was R336 million (US$47 million), (R61 million (US$9 million) for the prospecting area and R275 million (US$38 million) for the cancellation of the option agreement), which will be settled in cash or in a combination of cash and shares in Wits Gold, when all remaining conditions precedent to the transaction have been fulfilled.
Evander 6 and Twistdraai
     On September 10, 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (“Taung”), in which Taung acquired the Evander 6 shaft, the related infrastruture and surface right permits as well as a mining right over the Evander 6 and Twistdraai areas. The total purchase consideration is R225 million (US$29 million at 30 June 2010 exhange rate) which will be settled in cash, when all remaining conditions precedent to the transaction have been fulfilled.
Closure of Merriespruit 1
     On October 4, 2010, the decision was made to finally close Merriespruit 1 shaft, under the Section 189 (of the Labour Relations Act) already in place. The closure was postponed in terms of an agreement reached with organized labour to keep the shaft open while it remained profitable.

Item 9. THE OFFER AND LISTING
Markets
Stock Exchange Listings and Ticker Codes
     The primary listing of our ordinary shares is on the JSE Limited. Our ordinary shares are also listed on stock exchanges in London and Berlin, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs) and on the New York Stock Exchange in the form of ADSs. We notified NASDAQ on June 9, 2010 of our intention to voluntarily terminate our listing on NASDAQ. The last day of trading of Harmony’s ADSs on NASDAQ was June 21, 2010. We voluntarily delisted from Euronext Paris on August 30, 2010.

JSE Limited	HAR
New York Stock Exchange	HMY
London Stock Exchange	HRM
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Offering and Listing Details
     The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary
	Shares
	(Rand per Ordinary
	Share)
	High	Low
Fiscal year ended June 30, 2008
First Quarter	104.05	60.00
Second Quarter	83.05	63.00
Third Quarter	118.50	69.00
Fourth Quarter	104.41	82.98
Full Year	118.52	60.00
Fiscal year ended June 30, 2009
First Quarter	97.00	54.99
Second Quarter	103.75	62.50
Third Quarter	129.50	92.50
Fourth Quarter	104.40	75.50
Full Year	129.50	54.99
Fiscal year ended June 30, 2010
First Quarter	87.51	69.05
Second Quarter	87.00	74.00
Third Quarter	80.77	68.80
Fourth Quarter	81.40	68.65
Full Year	87.51	68.65
Month of
July 2010	81.10	71.90
August 2010	80.50	73.00
September 2010	83.80	74.69
As of October 18, 2010	81.40	76.80
     On October 18, 2010, the share price of our ordinary shares on the JSE was R77.50.

     Our ADRs are listed on the New York Stock Exchange. We were listed on NASDAQ from November 29, 2005 until we voluntarily de-listed on June 21, 2010. The high and low sales prices in U.S. dollars for our ADRs for the periods indicated, as reported on the NYSE and NASDAQ, were as follows:

	NYSE		NASDAQ
	Harmony ADRs		Harmony ADRs
	($ per ADR)		($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2008
First Quarter	15.27	8.42	15.27	8.41
Second Quarter	11.90	9.35	11.90	9.35
Third Quarter	14.56	9.34	14.56	9.34
Fourth Quarter	13.20	10.45	13.20	10.45
Full Year	15.27	8.42	15.27	8.74
Fiscal year ended June 30, 2009
First Quarter	12.51	6.39	12.47	6.40
Second Quarter	10.97	5.58	10.97	5.54
Third Quarter	13.06	9.12	13.07	9.13
Fourth Quarter	12.10	8.17	12.03	8.20
Full Year	13.06	5.58	13.07	5.54
Fiscal year ended June 30, 2010
First Quarter	11.75	8.50	11.78	8.50
Second Quarter	11.98	9.73	11.94	9.74
Third Quarter	11.11	8.79	11.10	8.81
Fourth Quarter	10.57	9.04	10.54	9.03
Full Year	11.98	8.50	11.94	8.50
Month of
July 2010	10.71	9.72	n/a	n/a
August 2010	11.02	9.95	n/a	n/a
September 2010	11.74	10.10	n/a	n/a
As of October 18, 2010	11.87	11.20	n/a	n/a
     On October 18, 2010, the closing share price of our ordinary shares on the NYSE was US$11.20.
The Securities Exchange in South Africa
     The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.
     As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets; equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R5,635 billion (US$736 billion) at June 30, 2010. The mining market capitalization was, at June 30, 2010, 28% of the overall JSE market capitalization and constituted 33% in terms of value traded.
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
     Following the closure of the open outcry trading floor on June 7, 1996, an order driven, centralized automated trading system known as the JSE Equities Trading, or JET, system was introduced together with dual trading and negotiated brokerage. On August 18, 1997, the Listings division of the JSE introduced a real time news service for the dissemination of company announcements and price sensitive information. Stock Exchange News Service (“SENS”) ensures early, equal and wide dissemination of all information that is expected to have an effect on the prices of securities that trade on the JSE. In 1998, the JSE introduced an Internet-based Service, the Emerging Enterprise Zone, or the EEZ, to match seekers and providers of capital for small and medium business. In November 1999, the electronic clearing and settlement system, Share Transactions Totally Electronic (“STRATE”) was introduced and the JET system was modified to prepare for the implementation of an open interface to the system via the Application Program Interface. The Alternative Exchange, known as the “AltX”, aimed at attracting smaller companies to the JSE, was launched in October 2003 and at June 30, 2010 boasts 70 listings. Yield-X, which trades spot and derivative interest rate products across the yield curve on an automated central order book was introduced in February 2005. The JSE’s Single Stock Futures market is the world leader in terms of contracts traded, according to the World Federation of Exchanges’ IOMA Derivative Markets Survey.

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
Share Capital
     As of June 30, 2010, our issued share capital consisted of 428,654,779 ordinary shares with a par value of R0.50 each. As of October 18, 2010, our issued share capital consisted of 428,873,695 ordinary shares with a par value of R0.50 each. Our authorized share capital is 1,200,000,000 ordinary shares with a par value of R0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.
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
     These comments relate to exchange controls in force at June 30, 2010. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African government in the future.

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
Certain South African Tax Considerations
     The discussion in this section is based on current law and our interpretation thereof. Changes in the law may alter the tax treatment of our ordinary shares or ADSs, as applicable, possibly on a retroactive basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not tax residents of South Africa. It specifically excludes the tax consequences for non-tax residents whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not a beneficial recipient of the dividends, or where the source of the transaction is to be in South Africa. In addition, it does not cover the tax consequences for the holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“U.S. Treaty”). It also assumes that the holders would hold the ordinary shares or ADSs on capital account (that is, for investment purpose). We recommend that you consult your own tax adviser about the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

Dividends
     South Africa does not currently levy any withholding tax on dividends. Rather, it currently imposes a corporate tax known as Secondary Tax on Companies (“STC”) at a rate of 10% on dividends declared by a South African company. It is important to appreciate that STC is not a withholding tax on dividends, but a tax on profits of a company. However, it was announced that STC would be abolished and be replaced by a traditional dividend withholding tax. At this stage it is expected that the new dividend withholding tax will be introduced in the near future. The rate of the new dividend withholding tax will be 10%. The new withholding tax will be imposed on, amongst others, non-resident shareholders, and it would be withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be.
     Article 10 of the U.S. Treaty provides that a dividend withholding tax may be levied by South Africa. However, it may not exceed 5% of the gross amount of the dividends if the beneficial owner is a company which holds directly at least 10% of the voting stock of the South African company paying the dividends. Although the U.S. Treaty refers to a maximum withholding tax rate of 15% in other cases, the rate would be 10%.
Capital Gains Tax
     A Capital Gains Tax (“CGT”) was introduced with effect from October 1, 2001. In the case of an individual, 25% of the capital gain is included in its taxable income. In the case of a corporate entity, 50% of such gain is included in its taxable income. CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The terms of the U.S. Treaty (which will prevail in case of conflict) provides that the U.S. holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle would apply with reference to the payment of income tax, and income tax will only be payable to the extent that the holder carries on business in South Africa through a permanent establishment situation therein. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if they have been held for a continuous period of 3 years. Such provision applies automatically and is not elective.
     Generally the domestic laws of South Africa provide that a capital gain will be deemed to have been sourced in South Africa and be subject to South African tax to the extent that the asset related to an interest in immovable property situated in South Africa. It includes any equity shares held by a person in a company if —
•	80% or more of the market value of the equity shares at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock; and

•	The person directly or indirectly holds at least 20% of the equity share capital of that company.
     The provisions of the U.S. Treaty will override the deemed source rules to the extent applicable. Article 13 of the U.S. Treaty provides that South Africa may tax a gain that is attributable to the alienation of real property situated in South Africa, which concept includes the equivalent of a U.S. real property interest, even if held through shares.
Security Transfer Tax
     A Security Transfer Tax (“STT”) is applicable in respect of the transfer of any security issued by a South African company at a rate of 0.25% of the taxable amount of the security concerned (generally the market value thereof). A security is defined to include depository receipt in a company, in addition to company shares. STT is not payable on the issue of any security.
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

Interest
     It was recently announced that South Africa will ignore a traditional withholding tax on interest at the rate of 10%, which would be reduced to zero in the case of the U.S. Treaty. However, the South African government announced that the treaties will be renegotiated to refer generally to a minimum 5% withholding tax on interest unless one is dealing with a developed tax system such as the U.S.
Capitalization Shares
     Capitalization shares distributed at the option of holders of shares in lieu of cash dividends are currently not subject to STC. However, this position may change to the extent that the new withholding tax on dividends is introduced.
Voting Rights
     There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.
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

Medicare Tax on Unearned Income
     Newly enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of ordinary shares for taxable years beginning after December 31, 2012. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.
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
PFIC Rules
     We believe that our ordinary shares will not be treated as stock of a PFIC for U.S. federal income tax purposes for the current tax year. The determination of whether or not we are a PFIC is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will value our total assets based on the total market value, determined with reference to the then market price of the ordinary shares, and will make determinations regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the market price of the ordinary shares, it is subject to change. It is possible that the U.S. Internal Revenue Service may challenge our valuation of our assets (including goodwill), which may result in us being classified as a PFIC. Thus, it is possible that we may be or become a PFIC in the current or any future taxable year and we cannot assure you that we will not be considered a PFIC in any such tax year.
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

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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
Recently Enacted Legislation Related to Disclosure of Information with Respect to Foreign Financial Assets
     Recently enacted legislation requires a U.S. holder that holds an interest in “specified foreign financial assets” to disclose certain information related to these holdings. This applies for any year in which the aggregate value of all such holdings is greater than US$50,000. For these purposes, “specified foreign financial assets” include (i) any depository or custodial account maintained by certain foreign financial institutions and foreign investment vehicles, (ii) certain interest in, or securities issued by, non-U.S. persons, and (iii) certain other financial instruments or contracts held for investment where the issuer or counterparty is a non-U.S. person. In addition, a U.S. holder may be required to furnish certain information to avoid a presumption that the aggregate value of the U.S. holder’s holdings of specified foreign financial assets are in excess of US$50,000. Penalties may apply in the event of noncompliance. These disclosure requirements are effective for taxable years beginning after March 18, 2010. As with all new legislation, the application of certain of these requirements in any particular circumstance may not be entirely clear. Prospective investors should consult their own tax advisors regarding the effect of this legislation in their particular circumstances.
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
     We did not have any currency contracts in place as of June 30, 2010, 2009 or 2008.
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
Commodity Sales Agreements
     We did not have any forward commodity sales agreements in place during fiscal 2010, 2009 and 2008.

Interest Rate Sensitivity
     Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. We have not entered into interest rate swap agreements in fiscal years 2008, 2009 and 2010.
Sensitivity analysis
     A change of 100 basis points in interest rates at June 30, 2010, 2009 and 2008 would have increased (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2010	2009	2008
	($ in millions)
Increase in 100 basis points	2	—	3
Decrease in 100 basis points	(2)	—	(3)
     The above table excludes the fixed rate convertible bond for fiscal 2009 and 2008. As it was accounted for at amortized cost, and had a fixed coupon interest rate rather than a floating coupon interest, interest rate changes did not affect reported profit and loss.
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
     By-products: Any products that emanate from the core process of producing gold, including silver and uranium in South Africa and copper, silver and molybdenum in Papua New Guinea.
     Calc-silicate rock: A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.
     Carbon in leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
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
     Mineral reserves: that part of mineralized material which at the time of the reserve determination could be economically and legally extracted or produced. Mineral reserves are reported as general indicators of the life of mineralized materials. Changes in reserves generally reflect:
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
     Smelting: thermal processing whereby molten metal is liberated from beneficiated mineral or concentrate with impurities separating as lighter slag.
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
     Tailings dam (slimes dam): Dam facilities designed to store discarded tailings.
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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
     At a general meeting held on November 23, 2009, our shareholders authorized the board to (i) place 10% of the unissued ordinary shares of the company under directors’ control and (ii) authorizing the board to allot and issue up to 5% of all or any of our authorized but unissued ordinary shares for cash to such persons and on such terms as the board may, without restriction, from time to time, deem fit as and when suitable opportunities arise, but subject to the requirements of the JSE.
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

Item 15. DISCLOSURE CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     As of June 30, 2010, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2010.
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
     Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2010, and has concluded that such internal control over financial reporting was effective based upon those criteria.
     PricewaterhouseCoopers Inc, an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2010.
(c) Attestation Report of the Registered Public Accounting Firm
     See report of PricewaterhouseCoopers Inc, an independent registered public accounting firm, on page F-2.
(d) Changes in Internal Control over Financial Reporting
     There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2010 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.

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
Item 16B. CODE OF ETHICS
     The Harmony Code of Ethics has been developed to respond to the challenge of ethical conduct in a business environment. The Code of Ethics goes beyond the company’s legal and institutional responsibilities by formalizing our values. The purpose of the code is to guide employees’ behavior, not to provide specific answers to every conceivable situation in the workplace. We approached the development and the annual review of the Code of Ethics in a fully inclusive manner, with broad consultation and information gathering at all levels of the company. Employees have been kept fully informed about the Code of Ethics and all employees are expected to comply with its contents. (The term ‘employees’ is used in the broadest sense and includes all staff with which a service contract exists, including management, non-management, directors, contractors, consultants, suppliers and temporary staff.) An Ethics Committee was formed in May 2006, which consists of five executive managers and the Company Secretary (who chairs the meeting). This committee is required to meet quarterly to monitor the gift registers and any reported unethical behavior. The Code of Ethics is available on our website at www.harmony.co.za.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT FEES
     The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2009	US$1.631 million
Fiscal year ended June 30, 2010	US$2.128 million
AUDIT-RELATED FEES
     The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2009	US$0.331 million
Fiscal year ended June 30, 2010	US$0.413 million
     Fees related to interim reviews and review of interim reports, other SEC filings as well as guidance on section 404 Sarbanes Oxley compliance.
TAX FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2009	US$0.038 million
Fiscal year ended June 30, 2010	US$0.107 million
     Services comprised advice on capital gains tax issues, treatment of tax in respect of acquisitions, guidance on share option schemes.
ALL OTHER FEES
     The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2009	US$0.300 million
Fiscal year ended June 30, 2010	US$0.066 million
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
     US-listed companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. Harmony has a Nomination Committee which comprises three non-executive board members. Post-financial year end an independent non-executive director was appointed Chairman of the Nomination Committee.
     For US-listed companies, the chairperson of this committee is required to be the chairperson of the Board of Directors. The current chairman of the Harmony Board of Directors, Patrice Motsepe, is Chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent. A lead independent non-executive director was appointed in August 2010.
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

PART III
Item 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements for the fiscal year ended June 30, 2010 and the related information pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS
Financial Statements
The financial statements appear in this annual report on Form 20-F beginning on page F-4. The report of the independent registered public accounting firm appears on page F-2.

Item 19. EXHIBITS

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

*2.1	Notice to shareholders dated October 26, 2009 in respect of the Annual General Meeting held on November 23, 2009.

2.2	Deposit Agreement among Harmony, The Bank of New York, as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of September 15, 1998 (incorporated by reference to Post-Effective Amendment No. 1 to Harmony’s Registration Statement (file no. 333-5410) on Form F-6 filed on May 17, 2001).

2.3	Form of ADR (included in Exhibit 2.2).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2	Harmony 2006 Share Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.3	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.4	Sale Agreement with Randfontein Estates Limited, Clidet No. 726 (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.5	Shareholders Agreement between ARMGold/Harmony Joint Investment Company (Proprietary) Limited, Clidet No. 770 (Proprietary) Limited and Clidet No. 726 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.6	Sale of Shares and Claim Agreement with Randfontein Estates Limited, ARMGold/Harmony Joint Investment Company (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.7	Deed of Extinguishment of Royalty (Hidden Valley Project) dated May June 11, 2008 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.8	Senior Facility Agreement with Nedbank Limited dated September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.9	Master Lease Facility Agreement between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) dated June 14, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.10	Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009.

4.11	Master Purchase and Farmin Agrement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Wafi Mining Limited, Morobe Exploration Limited, Newcrest PNG 1 Limited, Newcrest PNG 2 Limited and Newcrest PNG 1 Limited.

4.12	Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited.

4.13	Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-

Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited.

*4.14	Administration Expenses Agreement dated August 11, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited

*4.15	Sale of Assets Agreement (South) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited

*4.16	Sale of Assets Agreement (Waste Rock Dump) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Avgold Limited

*4.17	Sale of Assets Agreement (North) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation), Avgold Limited and Harmony Gold Mining Company Limited

*4.18	Sale of Assets Agreement (Plant) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited

*4.19	Facilities Agreement dated December 11, 2009 between Nedbank Limited, Harmony Gold Mining Company Limited and the Guarantors listed in Schedule 2

*4.20	Amended and Restated Sale Agreement dated March 18, 2010 between Harmony Gold Mining Company Limited, Africa Vanguard Resources (Doornkop) (Proprietary) Limited and Randfontein Estates Limited

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009).

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meets all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED
By:	/s/ Graham Briggs
Graham Briggs
Chief Executive Officer
Date: October 25, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of other comprehensive income, of changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers Inc
Johannesburg, Republic of South Africa
October 25, 2010

Consolidated income statements
For the years ended June 30, 2010

		US Dollar
Figures in million	Note	2010	2009 *	2008 *

Continuing operations

Revenue		1,489	1,277	1,269
Cost of sales	5	(1,383)	(1,083)	(1,122)

Production costs		(1,103)	(850)	(918)
Amortization and depreciation		(181)	(139)	(117)
Impairment of assets		(43)	(71)	(40)
Employment termination and restructuring costs		(27)	(4)	(29)
Other items		(29)	(19)	(18)

Gross profit		106	194	147
Corporate, administration and other expenditure		(50)	(36)	(30)
Social investment expenditure		(11)	(4)	(1)
Exploration expenditure		(29)	(29)	(28)
Profit on sale of property, plant and equipment	6	14	114	—
Other expenses — net	7	(8)	(3)	(15)

Operating profit	8	22	236	73
Profit/(loss) from associates	21	7	1	(11)
Impairment of investment in associate	21	—	(14)	(12)
Loss on sale of investment in subsidiary	9	(3)	—	—
Net gain/(loss) on financial instruments	10	5	(10)	(58)
Investment income	11	25	49	39
Finance cost	12	(32)	(24)	(70)

Profit/(loss) before taxation		24	238	(39)
Taxation	13	(44)	(22)	(65)

Net (loss)/profit from continuing operations		(20)	216	(104)

Discontinued operations

(Loss)/profit from discontinued operations	14	(4)	95	74

Net (loss)/profit		(24)	311	(30)

Attributable to:
Owners of the parent		(24)	311	(30)
Non-controlling interest		—	—	—

(Loss)/earnings per ordinary share (cents):	15

(Loss)/earnings from continuing operations		(5)	52	(26)
(Loss)/earnings from discontinued operations		(1)	23	18

Total (loss)/earnings for the period		(6)	75	(8)

Diluted (loss)/earnings per ordinary share (cents):	15
(Loss)/earnings from continuing operations		(5)	51	(26)
(Loss)/earnings from discontinued operations		(1)	23	18

Total diluted (loss)/earnings for the period		(6)	74	(8)

*	The comparative periods have been re-presented for a change in discontinued operations. Refer to note 14.
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of other comprehensive income
For the years ended June 30, 2010

		US Dollar
Figures in million	Note	2010	2009	2008

Net (loss)/profit for the year		(24)	311	(30)

Other comprehensive income/(loss) for the year, net of income tax		25	111	(204)

Foreign exchange translation	26	25	105	(246)
Fair value movement of available-for-sale investments	26	—	6	42

Total comprehensive income/(loss) for the year		1	422	(234)

Attributable to:
Owners of the parent		1	422	(234)
Non-controlling interest		—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets
As at June 30, 2010

		US Dollar
Figures in million	Note	2010	2009

Assets

Non-current assets
Property, plant and equipment	16	3,874	3,614
Intangible assets	17	290	288
Restricted cash	18	19	21
Restricted investments	19	228	212
Investment in financial assets	20	2	7
Investment in associates	21	50	43
Deferred tax asset	13	246	222
Inventories	23	28	—
Trade and other receivables	24	10	10

Total non-current assets		4,747	4,417

Current assets
Inventories	23	129	134
Trade and other receivables	24	122	115
Income and mining taxes		10	6
Cash and cash equivalents		101	253

		362	508
Assets of disposal groups classified as held for sale	14	32	—

Total current assets		394	508

Total assets		5,141	4,925

Equity and liabilities

Share capital and reserves
Share capital	25	4,027	4,004
Other reserves	26	(40)	(72)
Accumulated loss		(159)	(108)

Total equity		3,828	3,824

Non-current liabilities
Deferred tax	13	709	643
Provision for environmental rehabilitation	27	222	198
Retirement benefit obligation and other provisions	28	22	22
Borrowings	29	129	14

Total non-current liabilities		1,082	877

Current liabilities
Borrowings	29	27	33
Income and mining taxes		1	2
Trade and other payables	30	185	189

		213	224
Liabilities of disposal groups classified as held for sale	14	18	—

Total current liabilities		231	224

Total equity and liabilities		5,141	4,925

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders’ equity
For the years ended June 30, 2010

	Number of
	ordinary		Share	Accumulated	Other
	shares issued	Share capital	premium	loss	reserves	Total

		Figures in million (US Dollar)

Note		25			26

Balance — June 30, 2007	399,608,384	32	3,720	(388)	2	3,366

Dividends declared	—	—	—	(1)	—	(1)
Issue of shares
- Exercise of employee share options	1,786,213	—	12	—	—	12
- Exchange for PNG Royalty	1,859,159	—	20	—	—	20
Share-based payments	—	—	3	—	6	9
Total comprehensive loss for the year	—	—	—	(30)	(204)	(234)

Balance — June 30, 2008	403,253,756	32	3,755	(419)	(196)	3,172

Issue of shares
- Exercise of employee share options	1,322,964	—	7	—	—	7
- Exchange for PNG Royalty	3,364,675	—	23	—	—	23
- Capital raising	18,045,441	1	186	—	—	187
Share-based payments	—	—	—	—	13	13
Total comprehensive income for the year	—	—	—	311	111	422

Balance — June 30, 2009	425,986,836	33	3,971	(108)	(72)	3,824

Issue of shares
- Exercise of employee share options	505,584	—	3	—	—	3
- Issued for AVRD investment	2,162,359	—	21	—	—	21
Share-based payments	—	—	(1)	—	20	19
Repurchase of equity interest (note 26(f))	—	—	—	—	(13)	(13)
Total comprehensive income for the year	—	—	—	(24)	25	1
Dividends paid (1)	—	—	—	(27)	—	(27)

Balance — June 30, 2010	428,654,779	33	3,994	(159)	(40)	3,828

(1)	Dividend per share is disclosed under the earnings per share note. Refer to note 15
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statements
For the years ended June 30, 2010

		US Dollar
Figures in million	Notes	2010	2009	2008

Cash flow from operating activities
Cash generated by operations	31	214	319	268
Interest received		25	51	38
Dividends received		—	—	5
Interest paid		(12)	(31)	(57)
Income and mining taxes paid		(17)	(85)	(18)

Cash generated by operating activities		210	254	236

Cash flow from investing activities
Increase in amounts invested in environmental trusts		(1)	—	(11)
Decrease/(increase) in restricted cash		2	(9)	28
Proceeds on disposal of Big Bell operation	31	3	—	—
Acquisition of Steyn 2 and Target 3	31	(36)	—	—
Proceeds on disposals of Papua New Guinea joint venture	31	—	235	—
Proceeds on disposals of Randfontein Cooke assets	31	—	209	—
Proceeds on disposal of South Kal Mine operation	31	—	—	18
Proceeds on disposal of available-for-sale financial assets		7	—	184
Increase in intangible assets		(2)	(4)	(3)
Decrease/(increase) in other non-current investments		1	(4)	(11)
Proceeds on disposal of property, plant and equipment		16	6	18
Additions to property, plant and equipment		(443)	(339)	(552)

Cash (utilised)/generated by investing activities		(453)	94	(329)

Cash flow from financing activities
Borrowings raised		168	—	323
Borrowings paid		(57)	(427)	(256)
Ordinary shares issued		3	194	12
Dividends paid		(29)	—	(1)

Cash generated/(utilised) by financing activities		85	(233)	78

Foreign currency translation adjustments		6	85	(2)

Net (decrease)/increase in cash and equivalents		(152)	200	(17)
Cash and equivalents — beginning of period		253	53	70

Cash and equivalents — end of period		101	253	53

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
For the years ended June 30, 2010
1	General information
Harmony Gold Mining Company Limited (“the Company”) and its subsidiaries (collectively “Harmony” or the “group”) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea, where the construction of the Hidden Valley Mine is substantially complete. Hidden Valley Mine reached commercial levels of production during May 2010.

The Company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorized for issue by the board of directors on October 11, 2010
2	Accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied in all years presented, unless otherwise stated.
2.1	Basis of preparation

The financial statements of the group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), IFRIC Interpretations and the Companies Act of South Africa applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

New standards, amendments to standards and interpretations to existing standards adopted by the group:
*	The following amendment to a standard has become effective and the effect has been disclosed by the group:
IFRS 7 (Amendment) — Financial Instruments disclosures: Improving Disclosures about Financial Instruments (effective from periods beginning January 1, 2009).

The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosure and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enhances existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The effect of the amendment has been disclosed in note 4, Financial Risk Management.
*	The following standards or amendments to standards have become effective but was not relevant to the group:
IFRS 1 and IAS 27 (Amendment) — IFRS 1 First-Time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate.

IAS 39 (Amendment) — IAS 39 Financial Instruments: Recognition and Measurement Exposures Qualifying for Hedge Accounting.

IFRIC 15 — Agreements for the Construction of Real Estate.
*	The following standards or amendments to standards have become effective but had no impact on the results of the group:
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

Notes to the consolidated financial statements
For the years ended June 30, 2010
IAS 18 (Amendment) — Revenue (no effective date, amendment is made to the appendix which is not part of the standard, effective on date of publication)

The amendment is part of the International Accounting Standards Board (“IASB”) annual improvements project published in April 2009. An additional paragraph has been added to the appendix to IAS 18, providing guidance on whether an entity is acting as principal or agent.

IAS 27 (Revised) — Consolidated and separate financial statements (effective from periods beginning July 1, 2009)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. A corresponding amendment to IAS 21 was made as a result of IAS 27 (Revised) that clarifies that upon partial disposal of a subsidiary that includes a foreign operation, the group is required to re-attribute the proportionate share of the cumulative exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation (i.e. the transaction is recognized in equity). Only upon loss of control of a subsidiary that includes a foreign operation is the cumulative amount of exchange differences relating to that foreign operation reclassified from other comprehensive income to profit or loss.

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

IFRIC 9 and IAS 39 — Embedded Derivatives (effective from periods beginning 1 July 2009)

The amendment results in a mandatory assessment of an embedded derivative following reclassification of a financial assets out of the fair value through profit or loss category. The assessment will not have taken place at initial recognition, as the entire asset was accounted for at fair value. The amendment is necessary to ensure that, following a reclassification from the fair value category, entities apply the requirements for the separation of an embedded derivative that is not closely related to the host contract. The assessment should be made on the basis of the circumstances that existed when the entity first became a party to the contract. In addition, if the fair value of the embedded derivative that would have to be separated cannot be reliably measured, the hybrid financial asset in its entirety should remain in the fair value through profit or loss category.

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

IFRIC 18 — Transfers of assets from customers (effective from periods beginning July 1, 2009)

The interpretation clarifies the accounting treatment for transfers of property, plant and equipment received from customers. This Interpretation applies to agreements with customers in which the entity receives cash from a customer when that amount of cash must be used only to construct or acquire an item of property, plant and equipment and the entity must then use the item of property, plant and equipment either to connect the customer to a network or to provide the customer with on-going access to a supply of goods and services, or to do both.

Improvements projects

These amendments are the result of conclusions the Board reached on proposals made in its annual improvement project. Unless otherwise specified, the amendments are effective for annual accounting periods beginning on or after January 1, 2009, although entities are permitted to adopt them earlier. The group does not expect the new or revised statements and revised interpretations to have a significant effect on the financial statements.

Notes to the consolidated financial statements
For the years ended June 30, 2010
Standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted by the group:

At the date of authorization of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and a reliable estimate of the impact of the adoption thereof for the group cannot yet be determined for all of them, as management is still in the process of determining the impact of these standards and interpretations on future financial statements. The group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

IFRS 1 (Amendment): First-time Adoption of International Financial Reporting Standards — Additional Exemptions for First-time Adopters (effective for periods beginning on or after January 1, 2010)

The amendment addresses the retrospective application of IFRSs to particular situations including: the use of deemed cost for oil and gas assets; determination of whether an arrangement contains a lease; and decommissioning liabilities included in the cost of property, plant and equipment and is aimed at ensuring that the entities applying IFRSs will not face undue cost or effort in the transition process. This amendment will not have an impact on the group.

IFRS 1 (Amendment): First-time Adoption of International Financial Reporting Standards — Limited Exemptions from Comparative IFRS 7 Disclosures for First-time Adopters (effective for periods beginning on or after July 1, 2010)

The additional amendment relieves first-time adopters of IFRSs from presenting comparative information for new three level classification disclosures required by the March 2009 amendments to IFRS 7 “Financial Instruments: Disclosures”. It thereby ensure that first-time adopters benefit from the same transition provisions that amendments to IFRS 7 provides to current IFRS preparers. This amendment will not have an impact on the group.

IFRS 2 (Amendment) — Group cash-settled and share-based payment transactions (effective from periods beginning January 1, 2010)

The amendment provide a clear basis to determine the classification of share based payments in consolidated and separate financial statements. In addition to incorporating IFRIC 8, ‘Scope of IFRS 2’, and IFRIC 11, ‘IFRS 2 – group and treasury share transactions’, the amendment also expand on the guidance in IFRIC 11 to address group arrangements that were not considered by that interpretation. The group does not have a cash settled share based payments scheme.

IFRS 5 (Amendment) — Measurement of non-current assets (or disposal groups) classified as held for sale (effective from periods beginning January 1, 2010)

The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification on disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty). The group is still in process of determining the effect of this amendment on the financial statements.

IFRS 9 — Financial instruments (effective from periods beginning January 1, 2013)

IFRS 9 simplifies accounting for financial assets as requested by many constituents and stakeholders. In particular, it replaces multiple measurement categories in IAS 39 with a single principle-based approach to classification. IFRS 9 removes complex rule-driven embedded derivative guidance in IAS 39 and requires financial assets to be classified in their entirety. IFRS 9 eliminates the need for multiple impairment models, such that only one impairment model for financial assets carried at amortized cost will be required. The group is still in the process of determining the effect of this standard on the financial statements.

IAS 1 (Amendment) — Presentation of financial statements (effective from periods beginning January 1, 2010)

The amendment is part of the International Accounting Standards Board’s (IASB) annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

IAS 7 (Amendment) — Statement of cash flows (effective from periods beginning January 1, 2010)

The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies that only expenditure that results in a recognized asset in the statement of financial position can be classified as a cash flow from investing activities. The group currently does not expect the amendment to impact the financial statements.

Notes to the consolidated financial statements
For the years ended June 30, 2010
IAS 17 (Amendment) — Leases (effective from periods beginning January 1, 2010)

The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment deletes relevant guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating, using the general principles of IAS 17.

IAS 24 (Revised) — Related-party disclosures (effective from periods beginning January 1, 2011)

The revised standard removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. It also clarifies and simplifies the definition of a related party.

IAS 32 (Amendment) — Classification of rights issues (effective from periods beginning February 1, 2010)

The amendment recognizes that the previous requirement to classify foreign-currency denominated rights issued to all existing shareholders on a pro rata basis as derivative liabilities is not consistent with the substance of the transaction, which represents a transaction with owners acting in their capacity as such. The amendment therefore creates an exception to the ‘fixed for fixed’ rule in IAS 32 and requires rights issues within the scope of the amendment to be classified as equity.

IAS 36 (Amendment) — Impairment of Assets (effective from periods beginning January 1, 2010)

The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies that the largest cash generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8 — ‘Operating segments’, that is; before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS 8.

IAS 38 (Amendment) — Intangible assets (effective from periods beginning January 1, 2010)

The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment clarifies the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination, where there is no active market. The effect of the amendment will be recorded in future periods when such transactions are entered into.

IAS 39 (Amendment) — Financial instruments: Recognition and measurement (effective from periods beginning January 1, 2010)

There were 3 amendments made to IAS 39 as part of the IASB’s annual improvements project published in April 2009.
(i)	The scope exemption within IAS 39.2(g) was amended to clarify that it only applies to forward contracts that will result in a business combination at a future date, as long as the term of the forward contract does ‘not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction’.

(ii)	Clarification that amounts deferred in equity are only reclassified to profit or loss when the underlying hedged cash flows affect profit or loss.

(iii)	An additional example of a closely related embedded prepayment option in a debt instrument was added to the adoption guidance in IAS 39 AG 30. Wording with respect to the assessment of put and call features in convertible instruments was clarified.
IFRIC 14 (Amendment): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction — Prepayment of Minimum Funding Requirements (effective for financial periods beginning on or after January 1, 2011).

This amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The group does not believe the amendment will have an impact on the group.

IFRIC 19 — Extinguishing financial liabilities with equity instruments (effective from periods beginning July 1, 2010)

This interpretation addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It does not address the accounting by the creditor, nor does it apply to situations where the liability may be extinguished with equity instruments in accordance with the agreed terms of the instrument (for example, convertible bonds). The group currently does not expect this interpretation to have a material effect on the financial statements.

Improvements projects

Certain improvements to IFRS 2009 (periods beginning on or after January 1, 2010) and IFRS 2010 (each has its own effective date, the earliest being periods beginning on or after July 1, 2010).

Notes to the consolidated financial statements
For the years ended June 30, 2010
2.2	Consolidation

The consolidated financial information includes the financial statements of the Company, its subsidiaries, its proportionate interest in joint ventures, special purpose entities (“SPEs”) and its interests in associates.
(i)	Subsidiaries, which are those entities in which the group generally has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the group and are no longer consolidated when control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are carried at a proportion of the net identifiable assets acquired.

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

(ii)	Associates are those entities over in which the group has significant influence, but not control over operational and financial policies, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognized at cost. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

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

The group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment losses.

The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Unrealized gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provide evidence of an impairment that should be recognized.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii)	Joint venture entities are those entities in which the group holds an interest and shares joint control over strategic, financial and operating decisions with one or more other ventures under a contractual arrangement. The group’s interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method, the group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

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

Notes to the consolidated financial statements
For the years ended June 30, 2010
Joint ventures operations and assets: The group and company has contractual arrangements with other participants to engage in joint activities or invest in joint assets other than through a separate entity. The group and company includes its assets, liabilities and share of income and expenditure in such joint venture operations with similar items in its financial statements.

(iv)	Special purpose entities (SPEs) are those undertakings that are created to satisfy specific business needs of the group, These are consolidated where the group has the right to the majority of the benefits of the SPE and/or is exposed to the majority of the risk thereof. SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

(v)	Transactions with non-controlling interests. The group applies a policy of treating transactions with minority interests as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
2.3	Foreign currency translation
(i)	Functional and presentation currency: Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African Rand and US dollars for the benefit of local and international users. The Company’s financial statements are presented in its functional currency, being South African Rand.

For translation of the Rand financial statement items to US dollar, the average of R7.58 (2009 :R9.00) (2008: R7.26) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R7.63 (2009: R7.72) per US$1 for asset and liability items. Equity items were translated at historic rates.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “Kina” to Papua New Guinean currency.

(ii)	Transactions and balances: Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except where deferred in equity as qualifying cash flow hedges and qualifying investment hedges. Gains and losses recognized in the income statement are included in the determination of “other expenses — net”.

Changes in the fair value of monetary securities denominated in a foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security, and other changes in the carrying amount of the security. Translation differences related to the changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in other comprehensive income.

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

c) all resulting exchange differences are recognized as a separate component of other comprehensive income;

d) equity items are translated at historic rates.

Notes to the consolidated financial statements
For the years ended June 30, 2010
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognized in profit or loss in the period in which the foreign operation is sold or control is otherwise lost.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.4	Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the executive committee. Refer to note 38 for detailed guidance on the identification of an operating and reportable segment.

2.5	Property, plant and equipment
(i)	Mining assets including mine development costs and mine plant facilities are initially recorded at cost, where after it is measured at cost less accumulated depreciation and impairment. Costs includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate assets as appropriate only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalized as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Stripping costs incurred during the production phase to remove waste ore are deferred and charged to production costs on the basis of the average life-of-mine stripping ratio. The average stripping ratio is calculated as the number of tonnes of waste material removed per tonne of ore mined. The average life-of-mine ratio is revised annually in the light of additional knowledge and change in estimates. The cost of “excess stripping” is capitalized as mine development costs when the actual stripping ratio exceeds the average life-of-mine stripping ratio. Where the average life-of-mine stripping ratio exceeds the actual stripping ratio, the cost is charged to the income statement.

At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalized to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

During the development stage, the group may enter into arrangements whereby it agrees to transfer a part of its mineral interest in consideration for an agreement by another party (the farmee) to meet certain expenditure which would otherwise have to be undertaken by the group. Such arrangements, referred to as farm-in transactions, are accounted for as executory contracts – particularly when the expenditures to be incurred by the farmee are discretionary in nature, and the mineral interest to be transferred may vary depending upon such discretionary spend. At the date of completion of each party’s obligations under the farm-in arrangement, the group derecognizes the proportion of the mining assets and liabilities associated with the joint venture that it has sold to the farmee, and recognizes its interest in the capital expenditure (consideration received) at fair value within operating assets. The difference between the net disposal proceeds and the carrying amount of the asset disposed of is recognized in profit or loss.

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

Notes to the consolidated financial statements
For the years ended June 30, 2010
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

Production phase mineral interests represent interests in operating properties that contain proved and probable reserves. Development phase mineral interests represent interests in properties under development that contain proved and probable reserves. Exploration phase mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proved and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfield exploration potential that is not associated with any production, development or exploration phase property as described above.

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of a use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. the group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

(v)	Leased assets: The group leases certain property, plant and equipment. Leases of property, plant and equipment where the group has substantially all the risks and rewards of ownership are classified as finance leases. The assets are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor. The corresponding rental obligations, net of finance charges, are included in non current Borrowings, with the current portion included under Current Liabilities.

Capitalized lease assets are depreciated over the shorter of their estimated useful lives and the lease terms.

(vi)	Depreciation and amortization of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method over the life of mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the Group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further resources will be converted into reserves and are approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves. Management’s confidence in the economical recovery of such resources may be based on historical experience and available geological information. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation and amortization.

Changes in management’s estimates of economically recoverable reserves and resources impact depreciation and amortization on a prospective basis. During fiscal 2010, the Group revised its estimate of the useful lives of the Doornkop and Masimong operations to include certain resources in addition to proved and probable reserves. The inclusion of such resources resulted from increased confidence in the economic extraction of resources due to additional surface and underground drilling undertaken in the current year. The effect of including such resources in the useful life of these operations decreased annual depreciation by approximately US$1 million.

Notes to the consolidated financial statements
For the years ended June 30, 2010
(vii)	Depreciation and amortization of non-mining fixed assets: Other non-mining fixed assets are depreciated on a straight line basis over their estimated useful lives as follows:
•	Vehicles at 20% per year;

•	Computer equipment at 33.3% per year; and

•	Commercial, off-the-shelf software at 50% per year; and

•	Furniture and equipment at 16.67% per year.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in the income statement.

(viii)	Depreciation and amortization of mineral and surface use rights: Mineral rights associated with production phase mineral interests are amortized over the life of mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration phase mineral interests are not amortized until such time as the underlying property is converted to the production stage.
For details on the group’s accounting policy on impairments, refer to note 2.8.
2.6	Exploration costs

The group expenses all exploration and evaluation expenditures until it is concluded that a future economic benefit is more likely to be realized than not, i.e. ‘probable’. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the future pre-commercial production expenditure is capitalized within development costs if the final feasibility study demonstrates that future economic benefits are probable. Capitalization of pre-production cost ceases when commercial levels of production are reached. Commercial levels of production is discussed under “production start date” in note 3.12.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalized as mine development cost. A ‘feasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that it is more likely than not that it will obtain future economic benefit from the expenditures.

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

Exploration properties acquired are recognized in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets (note 2.8).

2.7	Intangible assets

Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortization and accumulated impairment losses, if any. The following are the main categories of intangible assets:

Notes to the consolidated financial statements
For the years ended June 30, 2010
(i)	Intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized but tested for impairment on an annual basis. Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries, joint ventures and businesses are included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are recognized immediately in the income statement and are not reversed. The impairment testing is performed annually on June 30 or when events or changes in circumstances indicate that it may be impaired.

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

(ii)	Intangible assets with a finite useful life

Acquired computer software licenses that requires further internal development are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Cost to bring to use the specific software, includes software development employee costs and attributable overheads. Development expenditure incurred that will not likely generate probable future economic benefits and cannot be reliability measured are recognized as an expense as incurred. Intangible assets with a finite useful life are amortized on a straight line basis of over their estimated useful lives, which are reviewed annually, as follows:
•	Computer software at 20% per year.
2.8	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed annually on June 30 for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Fair value less cost to sell is generally determined by using discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine plans. Future cash flows are discounted to their present value using a post tax discount rate that reflect current market assessments of the time value of money and risk specific to the asset.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex.

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

Notes to the consolidated financial statements
For the years ended June 30, 2010
Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at June 30. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognized in prior years.

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

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

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

Restricted cash

Restricted cash consists of cash collateral posted for guarantees and performance bonds related to environmental rehabilitation and as security deposits on mining tenements.

Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Notes to the consolidated financial statements
For the years ended June 30, 2010
(ii)	Available-for-sale financial assets, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value. Changes in the fair value of monetary securities denominated in a foreign currency and classified as available for sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in profit or loss, while translation differences on non-monetary securities are recognized in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified in the income statement as profit or loss from investment securities. Dividends on available-for-sale equity instruments are recognized in the income statement as part of investment income when the group’s right to receive payments is established. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of investment income.

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

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If considered impaired, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from other reserves and recognized in the income statement. Subsequent increases in the fair value are recognized in equity — impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(iii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. The group’s held-to-maturity investments are subsequently measured at amortized cost using the effective interest method.

A portion of restricted investments held by the trust funds (refer note 19) are classified as held-to-maturity investments.

The group assesses at the end of each reporting period whether there is objective evidence that a held-to-maturity investment is impaired as a result of an event. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the held-to-maturity investment’s original effective interest rate. The asset’s carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

(iv)	Financial assets at fair value through profit or loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management in terms of specified criteria. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognized in the income statement in the period in which they arise. Dividend income from these assets is recognized in the income statement as part of investment income when the group’s right to receive payment is established.

Notes to the consolidated financial statements
For the years ended June 30, 2010
Financial liabilities

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognized in the income statement over the period of the borrowing using the effective interest rate method.

Fees paid on the establishment of loan facilities are capitalized as a pre-payment and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

2.10	Inventories

Inventories which include bullion on hand, gold in process, gold in lock-up, ore stockpiles and stores and materials, are measured at the lower of cost and net realizable value after appropriate allowances for redundant and slow moving items. Cost of bullion, gold in process and gold in lock-up is determined by reference to production cost, including amortization and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as a non current asset where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Stores and materials consist of consumable stores and are valued at weighted average cost.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale.

Gold in process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is estimated as described under the section dealing with critical accounting estimates and judgements (refer to note 3). It is expected to be extracted when plants are demolished at the end of its useful lives, which is largely dependant on the estimated useful life of the operations feeding the plants. Where mechanized mining is used in underground operations, in-progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made. Given the varying nature of the group’s open pit operations, gold in process represents either production in broken ore form or production from the time of placement on heap leach pads.

2.11	Non-current assets or disposal group held for sale and discontinued operations

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale and stated at lower of carrying value and fair value less cost to sell, when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current assets or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Upon classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying value of the non-current asset or disposal group over its expected net selling price (fair value less costs to sell). At each subsequent reporting date, the carrying values are remeasured for possible impairment. A reversal of impairment is recognized for any subsequent increase in net selling price but not in excess of the cumulative impairment loss already recognized.

No depreciation is provided on non-current assets from the date they are classified as held for sale.

Notes to the consolidated financial statements
For the years ended June 30, 2010
When a disposal group is classified as held for sale it is also necessary to assess whether or not the criteria for discontinued operations are met. If the criteria are met, the results of the disposal group are classified as discontinued operations in the income statement and the comparative amounts restated for all periods presented. No restatement of balance sheet comparative amounts are done.

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

Where the disposal group was also classified as a discontinued operation, the subsequent classification from held for sale also requires that the discontinued operation be included in continuing operations. Comparative information in the income statement and cash flow note disclosures relating to the classification as a discontinued operation is re-presented accordingly. Comparative information in the balance sheet is not re-presented for this change.

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

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. If a decrease in liability exceed the carrying amount of the asset, the excess is recognized immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy dealing with impairments of non financial assets. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of on-going current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalized cost is depreciated over the life of the related asset.

2.13	Environmental trust funds

Contributions are made to the group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group’s mines. The trusts are consolidated into the group as the group exercises full control of the trust. Income earned on investments classified as held-to-maturity is accounted for as investment income and accrues on a time proportion basis. Fair value movements on investments designated as fair value through profit or loss are reflected in the net gain/(loss) on financial instruments. The funds in the trust funds are included under restricted investments on the balance sheet.

2.14	Provisions

Provisions are recognized when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. This estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognized as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

Notes to the consolidated financial statements
For the years ended June 30, 2010
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

The group follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income taxes are recognized for the tax consequences of temporary differences by applying expected tax rates to the differences between the tax base of all assets or liabilities and its balance sheet carrying amount, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognized in other comprehensive income or directly in equity in which case the tax is also recognized in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognized in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.16	Employee benefits
(i)	Pension and provident plans are funded through annual contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension and provident plans which is charged to the income statement in the year to which they relate. The group’s liability is limited to its annually determined contributions and has no further liability, legally or constructive if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(ii)	Medical plans: The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using high quality government bond interest rates consistent with the term and risks of the obligation less the fair value of plan assets together with adjustments for unrecognized past service cost. Actuarial gains and losses as a result of these valuations are recognized in the income statement at revaluation date. The future liability for current and retired employees and their dependents is accrued in full based on actuarial valuations obtained annually.

(iii)	Equity compensation benefits: The group operates an equity-settled, share-based payments plan, where the group grants share options to certain employees in exchange for services received. Equity share-based payments are measured at fair value that includes market performance conditions but excluded the impact of any service and non market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. the group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, are recognized in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv)	Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. the group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Notes to the consolidated financial statements
For the years ended June 30, 2010
(v)	Leave pay: The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.
2.17	Share capital

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

For the group’s policy on finance leases, refer to note 2.5 (v).

2.19	Revenue recognition
(i)	Revenue arising from gold sales is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are typically met when the gold arrives at the refinery.

Revenue further excludes value-added tax. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

(ii)	Interest income: Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

(iii)	Dividend income is recognized when the shareholder’s right to receive payment is established. This is recognized at the last date of registration.
2.20	Dividends declared

Dividends declared are recognized in the period in which they are approved by the Board of directors. Dividends are payable in South African Rand.
3	Critical accounting estimates and judgements
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

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates may differ from actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
3.1	Impairment of mining assets

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the gold price, marketable discount rates (cost-to-sell), exchange rates and the annual life-of-mine plans. In determining the gold price to be used, management assess the long-term views of several reputable institutions on the gold price and based on this, derive the gold price. The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC and JORC, as well as resources where management has high confidence in the ore-body and economical recovery of gold, based on historic and similar geological experience. The marketable discount rate was estimated at 2%.

Notes to the consolidated financial statements
For the years ended June 30, 2010
During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life of mine plans, a gold price of R275 000 per kilogram (US$1050 per ounce) and a post tax real discount rate, which ranges between 5.92% and 10.72% depending on the asset (2009: R225 000 per kilogram (US$750 per ounce) and a 9.34% discount rate) (2008: R180 000 per kilogram (US$750 per ounce) and a discount rate of 11.36%). Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Refer to note 5 for details of impairments recorded.

Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:
•	changes to proved and probable ore reserves;

•	economical recovery of resources

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at the mines;

•	changes in capital, operating mining, processing and reclamation costs.
Sensitivity analysis

One of the most significant assumptions that influence the life-of-mine plans and therefore impairments is the expected gold price. A 10% decrease in the gold price at June 30, 2010 would have resulted in an additional impairment at Steyn 2 Shaft of US$1.8 million. This analysis assumes that all other variables remain constant.
3.2	Impairment of investment in associate

The investments in associates are evaluated annually for impairment by comparing the entire carrying value of the investment to the recoverable amount, which is the higher of value in use or fair value less costs to sell.

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

Significant judgement is applied in estimating ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines. Ultimate cost may significantly differ from current estimates.

Management used an inflation rate of 6.23% (2009: 6%) (2008: short-term (two years): 9% and long term: 6%) and the expected life of the mines according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rates used for the calculation are dependant on the shaft’s life of mine and are as follows: for 12 months — 6.75% (2009: 6.75%) (2008: 12.25%); for 1 — 5 years — 8% (2009: 8.25%) (2008: 11.75%); for 6 — 9 years — 8.5% (2009: 8.25%) (2008: 10.5%) and for 10 years or more — 9% (2009: 8.75%) (2008: 10.25%). These estimates were based on recent yields determined on government bonds.

3.5	Estimate of employee benefit liabilities

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability included a discount rate of 10.3%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table ( SA “a mf” tables) (60 years) and a medical inflation rate of 8.14% (2009: discount rate of 10%, 60 years and 7.8% inflation rate) (2008: discount rate of 12%, 60 years and 9.8% inflation rate).

Management determined the discount rate by assessing financial instruments with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

3.6	Estimate of taxation

The group is subject to income tax in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax audit queries based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters are different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Notes to the consolidated financial statements
For the years ended June 30, 2010
Management has to exercise judgement with regards to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based in tax rates and tax laws that have been enacted at the balance sheet date.

The future profitability of each mine, in turn, is determined by reference to the Life-of-Mine (“LoM”) plan for that operation. The LoM plan is influenced by factors as disclosed in note 3.1, which may differ from one year to the next and ultimately result in the deferred tax rate changing from one year to the next. Refer to note 13 for further detail.

3.7	Fair value of share-based payments

The fair value of options granted are being determined using either a binominal, Black-Scholes or a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. (Refer to note 34 for detail on each of the share option schemes.)

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

Gold in lock-up is estimated based on the expected volumes treated and calculated plant call factor. Plant call factor is the efficiency measurement of the percentage of gold extracted from the ore. Management need to exercise judgement with regards to lock-up volumes, life-of-mine plans, gold prices, exchange rates and post tax real discount rates.

3.10	Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

3.11	Gold mineral reserves and resources

Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:
•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.
At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Notes to the consolidated financial statements
For the years ended June 30, 2010
3.12	Production start date

Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
•	the level of capital expenditure compared to the total project cost estimates;

•	the ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced); and

•	the ability to sustain the on-going production of gold.

Notes to the consolidated financial statements
for the years ended June 30, 2010
4	Financial risk management

The group’s financial instruments expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group’s financial instruments are set out below:

		Available-			Financial
		for-sale	Held-to-	Fair value	liabilities at
	Loans and	financial	maturity	through profit	amortized
Figures in million (US Dollar)	receivables	assets	investments	or loss	cost

At June 30, 2010
Restricted cash	19	—	—	—	—
Restricted investments	—	—	53	175	—
Investments in financial assets	—	2	—	—	—
Trade and other receivables	97	—	—	—	—
Cash and cash equivalents	101	—	—	—	—
Borrowings	—	—	—	—	156
Trade and other payables	—	—	—	—	59

At June 30, 2009
Restricted cash	21	—	—	—	—
Restricted investments	—	—	212	—	—
Investments in financial assets	—	7	—	—	—
Trade and other receivables	90	—	—	—	—
Cash and cash equivalents	253	—	—	—	—
Borrowings	—	—	—	—	47
Trade and other payables	—	—	—	—	71
The carrying amount of loans and receivables, held-to-maturity investments and financial liabilities at amortized cost approximate their fair value.

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
(i) Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish exchange rates in advance for the sale of its future gold production.

The group is exposed to foreign exchange risk arising from intercompany loans denominated in a currency other than the functional currency of that entity. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to manage this risk.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Sensitivity analysis

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate.

	US Dollar
Figures in million	2010	2009

A$ against US$
Increase by ten percent	1	1
Decrease by ten percent	(1)	(1)

Closing rate	0.85	0.81

Kina against A$
Increase by ten percent	30	17
Decrease by ten percent	(30)	(17)

Closing rate	2.31	2.71

(ii) Other price risk

The group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

A one percent increase in the share price at the reporting date, with all other variables held constant, would have increased other comprehensive income by US$1.8 million (2009: US$0.1 million); an equal change in the opposite direction would have decreased other comprehensive income by US$1.8 million (2009: US$0.1 million). The analysis is performed on the same basis for 2009.

Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

(iii) Cash flow and fair value Interest rate risk

The group’s interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

Sensitivity analysis

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2009.

	US Dollar
Figures in million	2010	2009

Increase by 100 basis points	2	—
Decrease by 100 basis points	(2)	—

(b)	Credit risk

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

Notes to the consolidated financial statements
for the years ended June 30, 2010
Cash and cash equivalents and restricted cash

Financial institutions’ credit rating by exposure:

	US Dollar
Figures in million	2010	2009

Credit rating

South African operations
AAA	57	92
AA(1)	7	13
AA-(1)	25	81
A+	5	47
A	2	—

Total South African operations	96	233

International operations
AA(1)	24	40

Total International operations	24	40

Total cash and cash equivalents and restricted cash	120	273

(1) Includes restricted cash
AA	7	9
AA-	12	12

Total restricted cash	19	21

It is the policy of the group to renegotiate credit terms with long-standing customers who have a good credit history with the group. These customers are monitored on an ongoing basis to ensure that the customer remains within the renegotiated terms.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$445.5 million as at June 30, 2010 (2009: US$575.8 million).

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

Notes to the consolidated financial statements
for the years ended June 30, 2010
The following are the contractual maturities of financial liabilities (including principle and interest payments):

	US Dollar
		More than
Figures in million	Current	1 year

2010
Borrowings(1)(2)(3)	41	152
Trade and other payables (excluding non-financial liabilities)	59	—

	100	152

2009
Borrowings(1)(2)	33	15
Trade and other payables (excluding non-financial liabilities)	71	—

	104	15

(1)	US$21 million is due between 0 to 6 months. (2009: nil).

(2)	US$20 million is due between 6 to 12 months. (2009: US$32.9 million).

(3)	US$40 million is due between 1 to 2 years. (2009: US$4.6 million).
(d)	Capital risk management

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimizes the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

There were no changes to the group’s approach to capital management during the year.

(e)	Fair value determination

Effective July 1, 2009, the group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value. This requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
1) Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

2) Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

3) Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following table presents the group’s assets and liabilities that are measured at fair value at June 30, 2010.

Figures in million	US Dollar
Assets	Level 1	Level 2	Level 3

Available-for-sale financial assets	—	—	2
Fair value through profit or loss	—	175	—
The following table presents the group’s assets and liabilities that are measured at fair value at June 30, 2009.

Figures in million	US Dollar
Assets	Level 1	Level 2	Level 3

Available-for-sale financial assets	—	6	1
Fair value through profit or loss	—	—	—

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009	2008

5	Cost of sales

Production costs (a)	1,103	850	918
Amortization and depreciation of mining properties, mine development costs and mine plant facilities	175	130	107
Amortization and depreciation of assets other than mining and mining related assets (b)	6	9	10
Rehabilitation expenditure (c)	4	1	1
Care and maintenance cost of restructured shafts	8	5	10
Employment termination and restructuring costs (d)	27	4	29
Share-based payments (e)	20	13	6
Impairment of assets (f)	43	71	40
Provision for post retirement benefits (g)	(3)	—	1

Total cost of sales	1,383	1,083	1,122

(a)	Production costs include mine production, transport and refinery costs, applicable general and administrative costs, movement in inventories and ore stockpiles and ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping. Ongoing employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. Production costs, analyzed by nature, consist of the following:

	US Dollar
Figures in million	2010	2009	2008

Labor costs, including contractors	762	540	632
Stores and materials	302	215	229
Water and electricity	160	93	90
Insurance	24	25	19
Transportation	19	15	9
Changes in inventory	(3)	(2)	11
Capitalization of mine development costs	(157)	(106)	(109)
Deferred stripping	1	—	—
By-products sales	(5)	(3)	(4)
Royalty expense	4	—	—
Other	(4)	73	41

Total production cost	1,103	850	918

(b)	Amortization and depreciation of assets other than mining and mining related assets consist of the following:

	US Dollar
Figures in million	2010	2009	2008

Other non-mining assets	2	1	4
Intangible assets	4	3	2
Amortization of issue costs	—	5	4

Total amortization and depreciation	6	9	10

(c)	For the assumptions used to calculate the rehabilitation costs, refer to note 3.4.

This expense includes the change in estimate for the rehabilitation provision as well as ongoing rehabilitation cost.

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009	2008

(d)	Employment termination and restructuring costs consist of the following:

Harmony Gold Mining Company Limited (Harmony)	9	1	10
Randfontein Estates Limited (Randfontein)	1	1	5
Evander Gold Mines Limited (Evander)	15	1	3
ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold)	2	1	10
Avgold Limited (Avgold)	—	—	1

Total employment termination and restructuring cost	27	4	29

During fiscal 2010 certain shafts in Virginia (included in Harmony) and Evander were closed and placed on care and maintenance. These closures was due to mining no longer being economically viable as a result of the current economic situation. The group also engaged in a voluntary retrenchment process during the year, resulting in retrenchment costs for various operations.

(e)	Refer to note 34 for details on the share-based payments schemes operated by the group.

(f)	Impairment consist of the following:

	US Dollar
Figures in million	2010	2009	2008

Virginia (1)	33	7	—
Target (1)	1	31	—
Evander (1)	9	33	16
Kalgold (1)	—	—	8
Other underground — assets (2)	—	—	3
Other underground — goodwill (2)	—	—	13

Total impairment of assets	43	71	40

(1)	During fiscal 2010 impairments to the value of US$40 million were recognized mainly as a result of the shaft closures discussed under note 5(d) above. The remaining balance for 2010 and the impairment recognized in 2009 resulted from revised business (life-of-mine) plans, which are completed in June of each year and included increases in electricity cost and labor cost. Included in the business plans in 2009 for Evander and Target was additional capital expenditure that was needed to access reserve ounces in areas where geological anomalies have been discovered.

These adjustments impacted negatively on the recoverable amount of property, plant and equipment and contributed to the recognition of the impairments at the shafts. Impairment tests were performed as required by IAS 36, Impairment of Assets, and as a result these impairments were recorded. For assumptions used to calculate the recoverable amount, refer to note 3.1.

(2)	During 2008 certain underground operations, classified as Other — underground, was also impaired. For further details on the allocation of goodwill, refer to note 17.

Notes to the consolidated financial statements
for the years ended June 30, 2010
(g)	The net credit of US$2.5 million is a result of curtailments in 124 members’ post employment subsidies due to renegotiation of employment contracts. These members were transferred from Freegold employment conditions to Harmony employment conditions.

US Dollar
Figures in million	2010	2009	2008

6	Profit on sale of property, plant and equipment

Profit on sale of property, plant and equipment	14	114	—

During fiscal 2010 the group concluded the sale of the Jeanette prospecting rights to Taung Gold Limited for a total consideration and profit of US$10 million.

During June 2010 the group concluded a sale of royalty rights in Australia to Regis Resources Limited for a total consideration and profit of US$3.5 million.

Included in the total for 2009 is US$111.9 million profit on sale of 50% of Harmony’s gold and copper assets in Morobe province, PNG, to Newcrest Mining Limited (“Newcrest”) in terms of the Master Purchase and Farm-in agreement. The sale was concluded in three stages. Refer to note 22.

US Dollar
Figures in million	2010	2009	2008

7	Other expenses — net

Foreign exchange loss/(gain) — net (a)	10	(14)	(13)
Loss on financial instruments	—	—	1
Bad debts provision (credit)/expense (b)	(2)	11	14
Bad debts written off (b)	4	3	—
Other (income)/expenses — net	(4)	3	13

Total other expenses — net	8	3	15

(a)	(i) During fiscal 2010, foreign exchange losses relating to the Australasian intercompany loans amounting to US$12.2 million (2009: loss of US$22.3 million) (2008: gain of US$15.3 million) were recognized in the consolidated income statement.

During fiscal 2008, two intercompany loans, previously designated as forming part of the net investment of the group’s international operations, were de-designated, mainly as a result of the expected repayment of these loans. In accordance with the group’s accounting policies, accumulated exchange gains that arose while the loans were considered to form part of the group’s net investment in its international operations remain in equity and are only reclassified to the consolidated income statements as and when the loans are repaid. The repayment of these loans resulted in an exchange gain of US$53.1 million being recognized in the consolidated income statement in the 2009 financial year. Following the adoption of the amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates, on 1 July 2009, the remaining accumulated exchange reserves relating to these de-designated loans will remain in equity until the Australian and or PNG operations are sold, or control is otherwise lost.

Notes to the consolidated financial statements
for the years ended June 30, 2010
(ii) In fiscal 2010 foreign exchange gains amounting to US$2.9 million were realized on the liquidation of Harmony Gold Peru SA and Harmony Precious Metal Services SAS, wholly owned subsidiaries of Harmony.

(iii) During fiscal 2009, foreign exchange losses of US$30.0 million were recognised relating to the exchange movements on the US$ denominated Pamodzi Resources Fund 1 LLP (PRF) loan for the Cooke transaction. Refer to note 21 for further detail.

In anticipation of the receipt of the purchase consideration for the Cooke assets, the group arranged a forward exchange contract, allowing the group to sell the proceeds at R10.27 per US$1 on 21 April 2009. The gain on this arrangement was US$21.1 million.

(b)	In 2010 financial year, trade debt and loans of US$3.8 million) (2009: US$3.4 million) was written off as the group considered the debts irrecoverable. During 2010 a net credit to the doubtful debt provision of US$2.1 million was made, where debt was no longer considered doubtful. During the 2009 financial year a provision of US$11.2 million was made where the group considered the recoverability of the debts to be doubtful. Refer to note 24.

The provision amount in 2008 includes a provision for the outstanding balance of US$6.4 million on the sale of Deelkraal to Ogoerion Construction CC.

US Dollar
Figures in million	2010	2009	2008

8	Operating profit

The following have been included in operating profit:

Auditors’ remuneration	3	3	4

External
Fees — current year	2	2	2
Fees — prior year under provision	—	—	—
Fees — other services	—	—	1
Internal
Fees — current year	1	1	1

9	Loss on sale of investment in subsidiary

Loss on sale of Big Bell Operations (Proprietary) Limited	3	—	—

During January 2010 the group concluded the sale of Big Bell Operations (Proprietary) Limited (Big Bell), an operation in Western Australia, for a total consideration of US$3.2 million. The group realized a net loss of US$3.3 million after recycling a foreign currency reserve of US$4 million on disposal date from other comprehensive income to the consolidated income statement. An amount of US$3.0 million was released to the group as a result of the performance bonds being replaced by the purchaser.

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009	2008

10	Net gain/(loss) on financial instruments

Available-for-sale
Impairment recognized in profit or loss (a)	—	(12)	—
Loss on sale of investments (b)	—	—	(63)
Realized portion of fair value movement (b)	1	2	—

	1	(10)	(63)

Fair value through profit or loss
Fair value gain on environmental trust funds	4	—	—
Fair value adjustment (c)	—	—	5

	4	—	5

Total net gain/(loss) on financial instruments	5	(10)	(58)

(a)	The impairment in the 2010 and 2009 financial years relates to the portion of fair value losses reclassified from other reserves to the income statement when certain investments were considered to be permanently impaired. The amount in 2010 relates to several small investments, while the amount in 2009 relates to the Dioro Exploration NL (Dioro) investment.

(b)	The group disposed of its entire shareholding in Avoca Resources Limited (Avoca), Alloy Resources Limited (Alloy) and various other smaller investments during the 2010 financial year for a total consideration of US$6.6 million. Total fair value gains of US$1 million relating to these investment were reclassified from other reserves to the income statement. Refer to note 20 and 26 in this regard.

The amount in the 2009 financial year relates to the realised portion of the fair value gains reclassified from other reserves to the income statement on the disposal of the Dioro investment. Refer to note 20(b) and 26 for further detail.

During the 2008 financial year the group disposed of its remaining investment (7 348 079 shares) in Gold Fields Limited for a loss of US$63 million, which was acquired in December 2006 in exchange for its interest in Western Areas Limited.

(c)	The sale agreement of African Rainbow Minerals Limited (“ARM”) shares gave rise to a non-derivative financial instrument that was designated as at “fair value through profit or loss”. The fair value movement recognized is equivalent to the interest paid on the Nedbank loans, which were guaranteed by the group. These guarantees were cancelled in September 2007.

US Dollar
Figures in million	2010	2009	2008

11	Investment income

Interest received	25	49	34

Loans and receivables	3	10	5
Held-to-maturity investments	10	19	18
Cash and cash equivalents	12	20	11

Dividend income on available-for-sale investments	—	—	5

Total investment income	25	49	39

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009	2008

12	Finance costs

Financial liabilities
Bank and short-term facilities	—	2	5
Convertible unsecured fixed rate bonds	—	15	22
Nedbank Limited	11	23	38
Westpac Bank	—	—	—
Rand Merchant Bank	—	—	2
Other creditors	—	—	1

Total finance costs from financial liabilities	11	40	68

Non-financial liabilities
Post-retirement benefits	2	2	1
Time value of money and inflation component of rehabilitation costs	17	11	15
South African Revenue Services (SARS)	2	2	8

Total finance costs from non-financial liabilities	21	15	24

Total finance cost before interest capitalized	32	55	92
Interest capitalized	—	(31)	(22)

Total finance costs	32	24	70

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization during the year is 10.6% (2009: 12.3% and 2008: 11.7%).

US Dollar
Figures in million	2010	2009	2008

13	Taxation

SA normal taxation
Mining tax (a)
- current year	6	14	5
- prior year	—	5	15
Non-mining tax (b)
- current year	5	18	1
- prior year	—	1	1
Deferred tax (c)
- deferred tax	48	40	55

Foreign normal taxation
- deferred tax (d)	(15)	(56)	(12)

Total normal taxation	44	22	65

(a)	Mining tax on gold mining income in South Africa is determined according to a formula, based on the taxable income from mining operations. Gold mining companies within the group that have elected to be exempt from Secondary Tax on Companies (STC) are taxed at higher rates than those that have not made the election.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilized against mining income generated from the relevant ring-fenced mine.

Notes to the consolidated financial statements
for the years ended June 30, 2010
The formulas for determining the South African gold mining tax rates for the 2008, 2009 and 2010 financial years are:

Y = 43 - 215/X (entities whom elected not to pay STC)

Y = 34 - 170/X (entities whom did not make the election)

Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income so derived, expressed as a percentage.

(b)	Non-mining income is taxed at 35% (exempt from STC) and 28% (no election made). Non-mining companies are taxed at the statutory corporate rate of 28%.

(c)	The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse, based on tax rates and tax laws that have been enacted at balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

(d)	Mining and non-mining income of Australian and PNG operations are taxed at a standard tax rate of 30%.

Income and mining tax rates

The tax rates remained unchanged for the 2010 and 2009 financial years.

Major items causing the group’s income tax provision to differ from the maximum mining statutory tax rate of 43% (2009: 43% and 2008: 43%) were:

	US Dollar
Figures in million	2010	2009	2008

Tax on net profit from continuing operations at the maximum mining statutory tax rate	(10)	(102)	17
Non-allowable deductions	(19)	(33)	(93)
Profit/(loss) from associates	3	1	(5)
Difference between effective mining tax rate and statutory mining rate on mining income	2	14	4
Difference between non-mining tax rate and statutory mining rate on non-mining income	3	11	—
Effect on temporary differences due to changes in effective tax rates	(95)	53	(10)
Prior year adjustment — mining and non-mining tax	—	(5)	(16)
Capital allowance, sale of business and other rate differences	72	39	38

Income and mining taxation	(44)	(22)	(65)

Effective income and mining tax rate	183%	9%	-167%

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009

Deferred tax

Deferred tax liabilities and assets on the balance sheet as at June 30, 2010 and June 30, 2009 relate to the following:

Gross deferred tax liability	711	643

Amortization and depreciation	709	620
Product inventory not taxed	—	12
Other	2	11

Gross deferred tax asset	(248)	(222)

Unredeemed capital expenditure	(198)	(183)
Provisions, including non-current provisions	(35)	(30)
Tax losses	(15)	(9)

Disposal groups classified as held for sale	—	—

Net deferred tax liability	463	421

Movement in the net deferred tax liability recognized in the balance sheet is as follows:

Balance at beginning of year	421	383
Total charge per income statement	33	29
Foreign currency translation	9	9
Tax directly charged to equity	—	—

Balance at end of year	463	421

The following amounts that is expected to realize or be recovered in the next 12 months have been included in the deferred tax liabilities and assets:

Deferred tax liabilities	37	15
Deferred tax assets	(25)	(12)

Net current deferred tax liability	12	3

As at June 30, certain subsidiaries in the group had the following tax credits:

Unredeemed capital expenditure available for utilization against future mining taxable income
	1,783	1,586
Tax losses carried forward utilizable against taxable income	52	25
Capital Gains Tax (CGT) losses available to be utilized against future CGT gains.	61	74

As at June 30, the group has not recognized the following deferred tax asset amounts
	386	379

The unrecognized temporary differences are:

Unredeemed capital expenditure	1,070	926
Tax losses	15	27
CGT losses	61	74
Temporary differences relating to investments in associates	156	154

Secondary Taxation on Companies

STC is a tax levied on South African companies at a rate of 10% with effect from October 1, 2007 on dividends distributed.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

On declaration of a dividend, the Company includes the STC on this dividend in its computation of the income tax expense in the period of such declaration.

	US Dollar
Figures in million	2010	2009

Available STC credits at end of year	18	35

On August 13, 2010, the Board of Directors approved a final dividend for the 2010 financial year of 50 SA cents per share. The total dividend amounts to US$29.3 million As the dividends declared exceed the STC credits available, STC on the amount of US$9.6 million is payable at a rate of 10%.
14	Disposal groups classified as held for sale and discontinued operations

i) The assets and liabilities relating to the Mount Magnet operation (operation in Western Australia) have been presented as held for sale following the approval of the group’s management on May 17, 2010, on which date the formal process was started to find a willing buyer. These operations also met the criteria to be classified as discontinued operations. Consequently, the consolidated income statements, earnings per share and related notes for comparative periods have been re-presented to include income and expenses relating to the Mount Magnet operation in discontinued operations.

The conditions precedent for the sale of Mount Magnet assets were fulfilled and the transaction became effective on July 20, 2010. Refer to note 37.

ii) The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng province) have been presented as held for sale following the approval of the group’s management on October 16, 2007 to sell these assets to Rand Uranium (Proprietary) Limited (Rand Uranium). These operations were also deemed to be discontinued operations. The two part sale was concluded on November 21, 2008 and April 22, 2009. Refer to note 21.

(iii) During 2008, the assets and liabilities related to South Kal (operation in Australia) and Orkney operations (operations in Northwest province) have been presented as held for sale following approval of the group’s management and Board of Directors on April 20, 2007. The operations met the criteria to be classified as discontinued operations and were reported in the “Discontinued Operations — other” segment in the segment report.

On December 6, 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of US$7.6 million and the assets were derecognized.

On February 27, 2008, the sale relating to the Orkney operations (operations in the Northwest province) was concluded at a profit of US$8.9 million and the assets were derecognized.

Notes to the consolidated financial statements
for the years ended June 30, 2010
The assets and liabilities for the operations classified as held for sale at the reporting dates are as follows:

	US Dollar
Figures in million	2010	2009

Balance sheet
Assets of disposal groups classified as held for sale
Property, plant and equipment	29	—
Deferred income tax	2	—
Inventories	1	—

Total assets of disposal groups classified as held for sale	32	—

Balance sheet
Liabilities of disposal groups classified as held for sale
Deferred income tax	2	—
Provision for environmental rehabilitation	16	—
Trade and other payables	—	—

Total liabilities of disposal groups classified as held for sale	18	—

The analysis of the results and cash flows of discontinued operations are disclosed in the tables below:

	US Dollar
Figures in million	2010	2009	2008

Income statement
Revenue	—	69	312
Reversal of impairment (a)	—	28	5
Expenses — net	(4)	(103)	(251)
Profit on sale of shares	—	171	9
Profit on sale of property, plant and equipment	—	2	4

(Loss)/profit from discontinued operations before tax	(4)	167	79
Taxation	—	(72)	(5)

(Loss)/profit for the year from discontinued operations	(4)	95	74

Cash flows
Operating cash flows	(6)	8	71
Investing cash flows	—	202	(16)
Foreign exchange translation adjustment	—	77	(7)

Total cash flows	(6)	287	48

a) Mount Magnet was previously classified as held for sale for a period until June 2009. On ceasing to be classified as held for sale, the carrying value was re-measured as per IFRS 5 (see note 2.11) and depreciation amounting to US$28 million was recorded in 2009. This also lead to the recording of a reversal of impairment of US$28 million.
15	(Loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	US Dollar
Figures in million	2010	2009	2008

Weighted average number of ordinary shares in issue (‘000)	426,382	414,121	400,750

Net (loss)/profit from continuing operations	(20)	216	(104)
Net (loss)/profit from discontinued operations	(4)	95	74

Total net (loss)/profit attributable to shareholders	(24)	311	(30)

Notes to the consolidated financial statements
for the years ended June 30, 2010

	US Dollar
Figures in million	2010	2009	2008

Basic (loss)/earnings per share from continuing operations (cents)	(5)	52	(26)
Basic (loss)/earnings per share from discontinued operations (cents)	(1)	23	18

Total basic (loss)/earnings per share (cents)	(6)	75	(8)

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

	US Dollar
Figures in million	2010	2009	2008

Weighted average number of ordinary shares in issue (‘000)	426,382	414,121	400,750
Potential ordinary shares (‘000)	1,465	1,842	2,144

Weighted average number of ordinary shares for fully diluted earnings per share (‘000)	427,847	415,963	402,894

Fully diluted (loss)/earnings per share from continuing operations (cents)	(5)	51	(26)
Fully diluted (loss)/earnings per share from discontinued operations (cents)	(1)	23	18

Total fully diluted (loss)/earnings per share (cents)	(6)	74	(8)

The inclusion of share options issued to employees, as potential ordinary shares, has a dilutive effect on the earnings per share.

Dividend per share

Dividend declared in terms of dividend notice no. 79 to all registered shareholders on the recording date of August 13, 2009.	6.2 US cents	—	—

US Dollar
Figures in million	2010	2009

16	Property, plant and equipment

Mining properties, mine development costs and mine plant facilities	2,910	1,628
Mining assets under construction	108	725
Undeveloped properties	839	1,253
Deferred stripping	9	—
Other non-mining assets	8	8

Total property, plant and equipment	3,874	3,614

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009

Mining properties, mine development costs and mine plant facilities

Cost
Balance at beginning of year	3,236	2,521
Acquisition — Pamodzi Gold Free State (Proprietary) Limited (Pamodzi FS) assets (a)	37	—
Additions	379	219
Disposals	(52)	(324)
Adjustment to rehabilitation asset	24	27
Transfers and other movements	1,060	160
Translation	82	(113)
Net reclassification (to)/from held for sale	(226)	746

Balance at end of year	4,540	3,236

Accumulated depreciation and impairments
Balance at beginning of year	1,608	989
Impairment of assets	43	71
Disposals	(17)	(141)
Depreciation (b)	175	153
Depreciation capitalized to mining assets under construction	6	5
Translation	35	(89)
Net reclassification (to)/from held for sale	(220)	620

Balance at end of year	1,630	1,608

Net book value	2,910	1,628

Mining assets under construction

Cost
Balance at beginning of year	725	561
Additions (c)	51	300
Finance costs capitalized	—	31
Disposals	—	(186)
Transfers and other movements	(667)	13
Translation	(1)	6

Book value	108	725

Undeveloped property

Cost
Balance at beginning of year	1,320	1,436
Additions	—	23
Disposals	(9)	(39)
Transfers and other movements	(393)	(173)
Translation	15	(40)
Net reclassification (to)/from held for sale	(28)	113

Balance at end of year	905	1,320

Accumulated depreciation and impairment
Balance at beginning of year	67	2
Reversal on impairment of assets (b)	—	(10)
Translation	3	(12)
Net reclassification (to)/from held for sale	(4)	87

Balance at end of year	66	67

Net book value	839	1,253

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009

Deferred stripping

Cost
Balance at beginning of year	—	—
Additions	10	—
Transferred to production cost	(1)	—

Book value	9	—

Other non-mining assets

Cost
Balance at beginning of year	49	44
Additions	3	4
Disposals	(1)	—
Translation	1	—
Net reclassification from held for sale	—	1

Balance at end of year	52	49

Accumulated depreciation and impairments
Balance at beginning of year	41	40
Disposals	—	—
Depreciation for the year	2	1
Impairment of fixed assets	—	—
Translation	1	—

Balance at end of year	44	41

Net book value	8	8

Total net book value	3,874	3,614

(a)	During the 2010 financial year the group concluded separate purchase agreements with the liquidators of Pamodzi FS for the purchase of its Free State assets and inventories (refer to note 23). The consideration paid for the mining assets was US$36.6 million and US$16.0 million was paid for the inventories.

(b)	For 2009 and 2010 the amounts include both continuing and discontinued operations.

(c)	On 1 December 2008, Harmony issued 3.4 million shares to Rio Tinto Limited to cancel the Rio Tinto royalty rights over Wafi-Golpu in Papua New Guinea. The value of the issued shares were US$23.4 million.

(d)	Additional disclosures

US Dollar
Figures in million	2010	2009

Leased assets

Carrying value of capitalized leased assets (included in mining properties, mine development costs and mine plant facilities)	14	17

Cost	21	21
Accumulated depreciation	(7)	(4)

Finance lease additions	2	1

Except for the leased assets mentioned above, none of the assets listed above have been pledged or otherwise committed as security for any liabilities.

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009

17	Intangible assets
Goodwill

Cost
Balance at beginning of year	307	304
Acquired through purchase of subsidiaries	—	—
Translation	4	3

Balance at end of year	311	307

Accumulated amortization and impairments
Balance at beginning of year	27	27
Translation	1	—

Balance at end of year	28	27

Net book value (a)	283	280

Computer software (b)

Cost
Balance at beginning of year	13	8
Acquired during the year	2	4
Translation	1	1

Balance at end of year	16	13

Accumulated amortization and impairments
Balance at beginning of year	5	2
Amortization charge for the year	4	3

Balance at end of year	9	5

Net book value	7	8

Total net book value	290	288

(a)	The net book value of goodwill has been allocated to the cash generating units:

Bambanani	29	29
Tshepong	73	72
Phakisa	174	172
Joel	5	5
Other	2	2

	283	280

(b)	The amount relates to the implementation of an Oracle ERP software application.

US Dollar
Figures in million	2010	2009

18	Restricted cash

Environmental guarantees call account (a)	15	15
Security deposits (b)	—	—
Cash management account (c)	4	6

Total restricted cash	19	21

(a)	The amount relates to funds set aside for guarantees made to the Department of Mineral Resources in South Africa for environmental and rehabilitation obligations.

(b)	The amount relates to security deposits on mining tenements.

Notes to the consolidated financial statements
for the years ended June 30, 2010
(c)	The amount relates to funds set aside by the international operations for guarantee related performance bonds for Australia environmental obligations. Following the sale of Mount Magnet this cash will again be available for general corporate purposes. Refer to note 37.

US Dollar
Figures in million	2010	2009

19	Restricted investments

Investments held by Environmental Trust Funds (a)	223	207
Investments held by Social Trust Fund (b)	5	5

Total restricted investments	228	212

(a)	Environmental Trust Funds consist of:

- Held-to-maturity financial assets	48	207
- Fair value through profit or loss financial assets	175	—

Total Environmental Trust Funds	223	207

The environmental trust funds are irrevocable trusts under the group’s control. Contributions to the trusts are invested in interest-bearing short term investments or medium term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Shareholder Weighted Top 40 index (SWIX 40) of the JSE. The equity-linked notes are designated fair value through profit or loss investments and recorded at fair value whilst the interest-bearing short term investments are classified as held-to-maturity and recorded at amortized cost. These investments provide for the estimated cost of rehabilitation at the end of the life of the group’s mines. Income earned on the investments is retained in the funds and reinvested.

Reconciliation of the movement in the Environmental Trust Funds:

	US Dollar
Figures in million	2010	2009

Balance at beginning of year	207	206
Interest income	9	21
Fair value movement	4	—
Disposal of business	—	(20)
Contributions made	1	—
Translation	2	—

Balance at end of year	223	207

(b)	The social trust fund is an irrevocable trust under the group’s control and is classified as a held to maturity investment. The group has undertaken to donate over a period of 10 years to The Harmony Gold Mining Group Social Plan Trust in terms of an agreement signed on 3 November 2003. An initial donation of R19 million (US$2.7 million) was made during the 2004 year. Thereafter installments of R3.5 million (US$0.45 million) per annum was and will be made with the final installment to be made in 2013. The purpose of the Trust is to fund the social plan to reduce the negative effects of restructuring on the group’s workforce, to put measures in place to ensure that the technical and life skills of the group’s workforce are developed and to develop the group’s workforce in such a manner to avoid or minimize the effect of job losses and a decline in employment through turnaround or redeployment strategies.

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009

Reconciliation of the movement in the Social Trust Fund:

Balance at beginning of year	5	5
Contributions made*	1	—
Interest accrued*	—	—
Claims paid*	(1)	—

Balance at end of year	5	5

*	Please note that for the 2009 financial year when these amounts were translated into US dollars, the amounts were less than US$0.5 million and were rounded down, resulting in no movement being shown for the year.

US Dollar
Figures in million	2010	2009

20	Investment in financial assets

Balance at beginning of year	7	9
Additions	—	8
Disposals	(6)	(4)
Fair value movement of available-for-sale investments	—	(3)
Translation	1	(3)

Balance at end of year	2	7

The carrying amount consists of the following:

Available-for-sale financial assets
Investment in Alloy (a)	—	—
Investment in Avoca (b)	—	5
Investment in other listed and unlisted shares (c)	2	2

Total available-for-sale financial assets	2	7

(a)	During 2006, the group received 5 million shares, valued at A$0.20 per share in Alloy as consideration for the sale of mining tenements. During fiscal 2009, the investment was considered permanently impaired, resulting in a cumulative loss of US$0.4 million, net of tax, recognized in other reserves, being reclassified from other reserves to the consolidated income statement. Subsequent to the impairment, a gain of US$0.04 million) was recognized in other comprehensive income. Tax on this revaluation amounted to R0.1 million (US$0.01 million), which has been charged directly to equity.

During fiscal 2010 these shares were sold resulting in a net loss of US$0.1 million. Refer to note 10.

(b)	On 17 April 2009, the group received 3 809 524 Avoca shares, valued at A$1.50 per share, as consideration for the disposal of its Dioro shares. During fiscal 2010 a fair value loss of US$0.3 million (2009: US$0.5 million fair value gain) have been recognized in other comprehensive income, net of tax.

During fiscal 2010 these shares were sold resulting in a net profit of US$0.1 million. Refer to note 10.

Notes to the consolidated financial statements
for the years ended June 30, 2010
(c)	These investments are evaluated by the directors on an annual basis to ensure that no significant prolonged decline in the value of the investments has occurred. During fiscal 2010 the group disposed of certain listed investments for a net loss of US$0.2 million. Refer to note 10. Fair value gains recognized in other comprehensive income for the year totaled US$0.8 million (2009: Nil). During fiscal 2010 the group did not receive any income from these investments (2009: Nil).
21	Investment in associates

	US Dollar
Figures in million	2010	2009

Balance at beginning of year	43	19
Subsidiary becoming associate	—	25
Share of profit after tax	7	1
Impairment of share in associate	—	(14)
Translation	—	12

Balance at end of year	50	43

The carrying amount consists of:

Pamodzi Gold Limited (a)	—	—
Rand Uranium (Proprietary) Limited (b)	50	43

Total investment in associates	50	43

(a)	On February 27, 2008, Pamodzi Gold Limited (“Pamodzi”) bought the Orkney operations from the group for a consideration of 30 million Pamodzi shares. This resulted in Harmony owning 32.4% of Pamodzi valued at US$46.5 million being US$1.54 per share on acquisition date. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa.

An impairment of the investment in associate of US$12.3 million was recognized at June 30, 2008, as the market value of the share had decreased to US$0.62 per share. The fair value of the investment was US$18.6 million. For the four months to June 30, 2008, the group recognized US$10.6 million as its share of losses from associates.

On September 30, 2008, an impairment test was performed and an impairment of US$13.5 million was recorded, bringing the total impairment recorded on the investment to date to US$25.8 million. After taking into account the Group’s share of losses of US$3.7 million, the carrying value at December 31, 2008 was R0. Total share in losses to date was US$14.3 million. Subsequently, the Group has not recognized its share of any further losses. Pamodzi was placed in liquidation and the trading of its shares on the JSE was suspended.

At the time of this report being finalized no audited financial statements were available for years ending December 31, 2009 and 2008. The extract below represents unaudited information for the nine months ended March 31, 2009. No financial information subsequent to this date is available, and therefore no information has been disclosed for 2010.

Notes to the consolidated financial statements
for the years ended June 30, 2010

	US Dollar
Figures in million	2010	2009

		100%

Revenue		69
Production costs		(89)

Operating loss		(20)

Net loss		(40)

The financial position as at March 31, 2009 is disclosed below:

Non-current assets	260
Current assets	18

Total assets	278

Current liabilities	241
Non-current liabilities	62

Total liabilities	303

(b)	The group owns a 40% share of Rand Uranium, which is an unlisted company registered in South Africa, with gold mining operations in the Gauteng province of South Africa.

The group’s interest was obtained by the completion of two transactions, discussed below.

On November 21, 2008, the company’s wholly-owned subsidiary Randfontein Estates Limited disposed of its Randfontein Cooke assets to a newly formed wholly-owned subsidiary Rand Uranium, for a consideration of US$328 million, settled with Rand Uranium shares. In a related transaction on the same date, 60% of these shares were sold to PRF for US$197 million. US$40 million was paid on the effective date and the balance of US$157 million was paid on April 20, 2009. Interest was charged on the outstanding balance at 5% per annum, resulting in US$3.3 million being recognized in the income statement. The interest was also received on April 20, 2009.

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

The group recognised a profit of US$171.1 million (before tax) on these transactions during the 2009 year. This profit is included in the profit from discontinued operations. Refer to note 14.

Notes to the consolidated financial statements
for the years ended June 30, 2010
The group recognized its share of the post-acquisition profits of US$7 million (7 months ending June 30, 2009: US$5.1 million).

Rand Uranium has a year end of June 30. The audited financial information of Rand Uranium for the years ended June 30, 2010 and at June 30, 2010 and June 30, 2009 are as follows:

	US Dollar
Figures in million	2010	2009

	100%	100%

Revenue	223	101
Production costs	(172)	(75)

Gross profit	51	26

Net profit	18	12

Non-current assets	612	577
Current assets	27	29

Total assets	639	606

Current liabilities	23	24
Non-current liabilities	100	91

Total liabilities	123	115

22	Investment in Joint Venture
Morobe Mining Joint Venture (MMJV) Partnership agreement (50%)

The group has a 50% interest in gold and copper assets located in the Morobe province. Newcrest owns the remaining 50% interest in these assets. This partnership was formed during the 2009 financial year through a range of transactions, which are discussed below.

On April 22, 2008 Morobe Consolidated Goldfields Limited and Wafi Mining Limited, subsidiaries of Harmony Australia, entered into a Master Purchase and Farm-in Agreement with Newcrest. This agreement provided for Newcrest to purchase a 30.01% participating interest (stage 1) and a further farm-in of an additional 19.99% participating interest in Harmony’s Morobe gold and copper assets, giving them a 50% interest. The total value of the transaction was estimated at US$530 million.

On July 16, 2008, the conditions to the Master Purchase and Farm-in agreement were finalized, which included regulatory and statutory approvals by the PNG Government. Stage 1 completion took place on July 31, 2008, and a total consideration of US$229.8 million was received on August 7, 2008, of which US$50.0 million was placed in a jointly controlled escrow account. This amount was subsequently released to Harmony following confirmation of approval of an exploration license during September 2008 by the PNG Mining authorities.

Harmony recognized a profit of US$57.9 million on the completion of stage 1, which represented a sale of a 30.01% undivided interest of Harmony’s PNG gold and copper assets and liabilities comprising the joint venture.

Notes to the consolidated financial statements
for the years ended June 30, 2010
During the farm-in period, Harmony agreed to transfer a further 19.99% interest to Newcrest in consideration for an agreement by Newcrest to meet certain expenditure which would otherwise have to be undertaken by Harmony. The interest to be transferred was conditional on the level of capital expenditures funded by Newcrest at certain milestones, and by the end of February 2009, Newcrest acquired another 10% through the farm-in arrangement. The final 9.99% was acquired by June 30, 2009.

At the date of completion of each party’s obligations under the farm-in arrangement, Harmony derecognized the proportion of the mining assets and liabilities in the joint venture that it had sold to Newcrest, and recognized its interest in the capital expenditure at fair value. The difference between the net disposal proceeds and the carrying amounts of the asset disposed of during the farm-in arrangement amounted to a gain of US$54 million, which has been included in the consolidated income statement for 2009.

The following are the group’s effective share of income, expenses, assets and liabilities, which are included in the 2010 consolidated financial statements:

	US Dollar
Figures in million	2010	2009

	50%	50%

Revenue	10	—
Production costs	(8)	—

Gross profit	2	—
Other costs	(40)	(12)

Net loss	(38)	(12)

Non-current assets	382	185
Current assets	48	44

Total assets	430	229

Non-current liabilities	22	161
Current liabilities	19	36

Total liabilities	41	197

US Dollar
Figures in million	2010	2009

23	Inventories

Gold in lock-up	27	37
Gold in process, ore stockpiles and bullion on hand	68	43
Stores and materials at weighted average cost	63	54

Total inventories	158	134
Non-current portion of gold in lock-up and gold in-process	(28)	—

	130	134
Net reclassification to held for sale	(1)	—

Total current portion of inventories	129	134

Included in the balance above is:

Inventory valued at net realizable value	27	30

During the year the group acquired a waste rock dump valued at US$2.7 million and a gold plant containing gold in lock-up valued at US$13.3 million from Pamodzi FS, which have been included in the cost of inventory.

Notes to the consolidated financial statements
for the years ended June 30, 2010
During the year, US$3.9 million (2009:US$0.6 million) was provided for slow moving stock. The total provision at June 30, 2010 was US$7.5 million (2009:US$3.6 million).

US Dollar
Figures in million	2010	2009

24	Trade and other receivables

Current
Financial assets:
Trade receivables (gold)	44	33
Other trade receivables (a)	30	34
Provision for impairment	(13)	(15)

Trade receivables — net	61	52
Loans to associates and joint ventures (b)	5	15
Interest and other receivables (c)	12	11
Employee receivables	2	2
Insurance claims receivable (d)	7	—

Non-financial assets:
Prepayments	9	10
Value added tax	26	25

Total current trade and other receivables	122	115

Non-current
Financial assets:
Loans to associates (e)	23	24
Other loans receivable	2	2
Provision for impairment (f)	(15)	(16)

Total non-current trade and other receivables	10	10

(a)	Included in other trade receivables is an amount of US$0.7 million (2009: US$9.1 million) owed by Rand Uranium.

(b)	An amount of US$5 million (2009: US$4.8 million) is due from Rand Uranium for services and goods supplied in terms of the service level agreements entered into between the group and Rand Uranium. Also included in 2009 is an amount of US$9.7 million receivable by Harmony’s Australian operations, from Newcrest for their portion of the loan to the MMJV companies.

(c)	Included in interest and other receivables is an amount of US$2.2 million owing by Pamodzi FS in terms of the asset purchase agreements, for rehabilitation trust funds to be released to the group.

(d)	The insurance claim receivable of US$7.1 million relates to damage caused by an underground fire at the Bambanani operation. The claim was settled subsequent to the 2010 financial year end.

(e)	Included in the balance for 2010 is a loan of US$8.3 million (2009: US$8.5 million) to Rand Uranium. The loan bears interest at a 3 month JIBAR plus 250 basis points and is repayable on November 21, 2015. The loan has been subordinated. Also included in this balance is a loan of US$15.2 million, (2009: US$15.0 million) owed by Pamodzi. The loan bore interest at prime rate until March 2009 when Pamodzi was placed into liquidation. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

Notes to the consolidated financial statements
for the years ended June 30, 2010
(f)	Included in this balance is the amount of US$15.2 million, (2009: US$15.0 million) relating to the loan owed by Pamodzi. In 2009 an amount of US$1.1 million relating to the loan owed by Ubuntu, included in other loans receivable, was also provided for and subsequently written off during the 2010 financial year. Interest of US$1.5 million was charged on these loans in fiscal 2009. No interest was charged in fiscal 2010.

The movement in the provision for impairment of trade receivables during the year was as follows:

	US Dollar
Figures in million	2010	2009

Balance at beginning of year	15	17
Provision for impairment of receivables	2	4
Unused amounts reversed	(4)	(6)
Receivables written off during the year	—	—

Balance at end of year	13	15

The movement in the provision for impairment of loans receivables during the year was as follows:

Balance at beginning of year	16	2
Provision for impairments of loans	—	13
Loans written off during the year	(1)	(1)
Translation	—	2

Balance at end of year	15	16

The ageing of trade receivables at the reporting date was:

	Gross	Impairment

June 30, 2010
Fully performing	55	—
Past due by 1 to 30 days	3	—
Past due by 31 to 60 days	2	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	4	4
Past due by more than 361 days	9	9

	74	13

	Gross	Impairment

June 30, 2009
Fully performing	35	—
Past due by 1 to 30 days	14	—
Past due by 31 to 60 days	1	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	7	6
Past due by more than 361 days	9	9

	67	15

The ageing of loans receivable at the reporting date was:

	Gross	Impairment

June 30, 2010
Fully performing	10	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	—	—
Past due by more than 361 days	15	15

	25	15

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009

	Gross	Impairment

June 30, 2009
Fully performing	10	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	2	2
Past due by more than 361 days	14	14

	26	16

Based on past experience, the group believes that no impairment allowance is necessary in respect of fully performing receivables as the amount relates to customers that have a good track record with the group. Similarly, the other loans and receivables noted above, other than those provided for, are fully performing and considered to be a low credit risk.

During fiscal 2008, the balance of US$6 million due from Ogoerion Construction CC for the purchase of the Deelkraal surface assets was impaired. In fiscal 2009, the deal was renegotiated and the Deelkraal plant was excluded from the transaction. The purchase price was revised and as a result, the balance due and the related provision for impairment of trade receivables was reversed.

During fiscal 2010 and 2009 there was no renegotiation of the terms of any receivable, other than as discussed above.

As at June 30, 2010 and June 30, 2009, there was no collateral pledged or held for any of the receivables.
25	Share capital
Authorized
1 200 000 000 (2008: 1 200 000 000) ordinary shares of SA 50 cents each

10 958 904 (2009: 10 958 904) redeemable convertible preference shares of SA 50 cents each
Issued

428 654 779 (2009: 425 986 836) ordinary shares of SA 50 cents each. All issued shares are fully paid.
Included in the total of issued shares is an amount of 2 314 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the Company.

10% of the authorised but unissued shares are under the control of the directors until the forthcoming annual general meeting. Note 34 set out details in respect of the share option scheme and shares held in trust for employees of the group.

The directors of the Company has a general authority to issue shares for cash up to a maximum of 5% of the issued share capital in any one financial year. This is in terms of the annual general meeting of shareholders on November 23, 2009 and valid until the forthcoming annual general meeting. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act no 61 of 1973 of South Africa, as amended.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Share issues

2010 Financial year
On March 19, 2010, Harmony concluded an agreement with Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD) for the purchase of its 26% share of the mining titles on the Doornkop South Reef. Part of the purchase consideration was the issuance of 2 162 359 Harmony shares to AVRD. In terms of the purchase agreement 975 419 Harmony shares are held in escrow until May 1, 2014. Refer to note 26

2009 Financial year

On December 1, 2008, Harmony issued 3 364 675 shares to Rio Tinto. The Harmony shares were issued to cancel the Rio Tinto royalty rights over Wafi-Golpu in PNG. The value of issued shares was US$23 million at R71.98 per share.

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

US Dollar
Figures in million	2010	2009

26	Other reserves

Foreign exchange translation reserve (a)	(86)	(111)
Fair value movement of available-for-sale financial assets (b)	4	4
Equity component of convertible bond (c)	41	41
Acquisition of non-controlling interest in subsidiary (d)	(57)	(57)
Share-based payments (e)	75	55
Repurchase of equity interest (f)	(13)	—
Other	(4)	(4)

Total other reserves	(40)	(72)

The different categories of other reserves are made up as follows:

Foreign exchange translation reserve
Balance at beginning of year	(111)	(216)
Realized portion reclassified through profit or loss	1	(53)
Current year’s foreign exchange movement	24	158

Balance at end of year	(86)	(111)

Notes to the consolidated financial statements
for the years ended June 30, 2010

US Dollar
Figures in million	2010	2009

Fair value movement of available-for-sale financial assets

Balance at beginning of year	4	(2)
Impairment recognized in profit or loss	—	12
Tax on impairment	—	(3)
Realized portion reclassified through profit or loss	(1)	(2)
Tax on realized portion	—	—
Fair value movement — unrealized	—	(3)
Tax on fair value movement	—	1
Translation	1	1

Balance at end of year	4	4

Equity component of convertible bond
Balance at beginning/end of year	41	41

Acquisition of non-controlling interest in subsidiary
Balance at beginning/end of year	(57)	(57)

Share-based payments
Balance at beginning of year	55	42
Share-based payments expensed	20	13

Balance at end of year	75	55

Repurchase of equity interest
Acquired equity interest during the year	(13)	—

Balance at end of year	(13)	—

Other reserves
Balance at beginning/end of year	(4)	(4)

(a)	The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group’s off-shore operations. The US dollar amount includes the translation effect from Rand to US dollar.

The realized portion reclassified through profit or loss relates to the sale of Big Bell operations in Australia and the liquidation of Harmony Gold Peru SA and Harmony Precious Metal Services SAS. Refer to note 7 for further detail.

(b)	The balance of the fair value movement reserve represents the movement in the fair value of the available-for-sale financial assets. For details on the movement, refer to note 20. For details regarding the realised portion reclassified to profit or loss refer to note 10(b).

(c)	On May 24, 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods.

(d)	On March 15, 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle, held by non-controlling interests. The excess of the purchase price of US$86.5 million over the carrying amount of the non-controlling interest acquired, amounting to US$55 million, has been accounted for under other reserves.

Notes to the consolidated financial statements
for the years ended June 30, 2010
(e)	The group issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the Company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. During fiscal 2010 a share-based payment expense of US$19.5 million (2009: US$12.6 million) was charged to the income statement. (Refer to note 34 for more detail).

(f)	On March 19, 2010, Harmony Gold Mining Company Limited concluded an agreement with AVRD, for the purchase of its 26% share of the mining titles of the Doornkop South Reef. From an accounting perspective, the sale of the 26% share in the mining titles was never recognized and accounted for as an in-substance call option by AVRD over the 26% mineral right. This was due to AVRD not being exposed to any losses relating to the Doornkop mineral right, and entitled at any point in time to repay the Nedbank loan guaranteed by Harmony — thereby becoming unconditionally entitled to the ‘upside’ in the mineral right. The agreement to purchase AVRD’s 26% interest during fiscal 2010 is therefore considered to be a repurchase of the option (equity interest). The difference between the value of the shares issued of US$20.5 million (see note 25), the liability to African Vanguard Resources (Proprietary) Limited (see note 29(a)) and transaction costs, have been taken directly to equity.
27	Provision for environmental rehabilitation
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

	US Dollar
Figures in million	2010	2009

Provision raised for future rehabilitation
Balance at beginning of year	198	196
Disposal of assets	(6)	(32)
Change in estimate — Balance sheet	7	27
Change in estimate — Income statement	4	—
Additions to assets	17	—
Time value of money and inflation component of rehabilitation costs (a)
	16	13
Translation	2	(6)

Balance at end of year	238	198
Disposal groups classified as held for sale	(16)	—

Total provision for environmental rehabilitation	222	198

(a)	Includes both continuing and discontinued operations. During fiscal 2010 the group recognized time value of money credit adjustments of US$2.2 million relating to both the sale of Big Bell and reclassification of Mount Magnet to held for sale.

While the ultimate amount of rehabilitation costs to be incurred

Notes to the consolidated financial statements
for the years ended June 30, 2010
in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total cost for the mines, in current monetary terms, is approximately US$346.6 million (2009: US$285.4 million). Refer to note 3.4 for the estimations and judgements used in the calculations.

Included in the charge to the income statement is an amount of US$3 million (2009: US$4 million) relating to the time value of money.

	US Dollar
Figures in million	2010	2009

Future net obligations
Ultimate estimated rehabilitation cost	347	285
Amounts invested in environmental trust funds (Refer to note 19)	(223)	(207)

Total future net obligations	124	78

The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place relating to the environmental liabilities. Refer to notes 19 and 36.

US Dollar
Figures in million	2010	2009

28	Retirement benefit obligation and other provisions

Non-current
Retirement benefit obligation (Refer to note 32)	20	20
Other	2	2

Total non-current provisions	22	22

29	Borrowings

Unsecured borrowings
Africa Vanguard Resources (Proprietary) Limited (a)	—	4

Total unsecured non-current borrowings	—	4

Secured borrowings
Nedbank Limited (b)	—	—

Liability amount	—	29
Less: current portion	—	(29)

Westpac Bank (c)	8	10

Liability amount	12	14
Less: current portion	(4)	(4)

Nedbank Limited (d)	121	—

Principal amount	146	—
Less: unamortized issue costs	(2)	—
Less: current portion	(23)	—

Total secured non-current borrowings	129	10

Total non-current borrowings	129	14
Total current portion of borrowings	27	33

Total borrowings	156	47

Notes to the consolidated financial statements
for the years ended June 30, 2010
(a)	The loan to AVRD from its holding company African Vanguard Resources (Proprietary) Limited has been derecognized during the year. Refer to note 26(f). The loan was unsecured and interest free.

(b)	On July 30, 2003, AVRD partially funded the purchase of an undivided 26% share of the Mining titles relating to the Doornkop South Reef project, with a R140 million (US$19.1 million) Nedbank term loan facility. This facility to AVRD was guaranteed by Harmony and certain of its subsidiaries. As a result of this guarantee and other factors, the company was required to consolidate AVRD into the group.

On March 31, 2010, the company settled this facility as part of the purchase consideration. Refer to note 26(f). Interest on the loan facility accrued at a variable rate equal to JIBAR plus 2% and was payable on settlement of the loan amount. Interest accrued and capitalized during the year, up to settlement date, amounted to US$2.2 million (2009: US$3.3 million).

Following the settlement of the loan facility Harmony is no longer required to consolidate AVRD as part of the group.

(c)	In July 2007, Morobe Consolidated Goldfields (MCG) entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project.

During the 2009 financial year, MCG sold 50% of the finance lease liability to Newcrest in terms of the Master Purchase and Farm-In agreement.

Interest is charged at US — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease installments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as security for these loans.

The future minimum lease payments are as follows:

	US Dollar
Figures in million	2010	2009

Due within one year	4	4
Due between one and two years	5	5
Due between two and five years	3	6

	12	15
Future finance charges	—	(1)

	12	14

(d)	On December 11, 2009, the Company entered into a loan facility with Nedbank Limited, comprising a term facility of R900 million (US$119.4 million) and a revolving credit facility of R600 million (US$79.6 million). The facility was utilized to fund the acquisition of the Pamodzi FS assets (refer note 16) as well as the group’s major capital projects and working capital requirements. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, equal to 3 month JIBAR plus 3.5%. Interest is repayable quarterly.

The term facility is repayable bi-annually in equal installments of R90 million (US$11.8 million) over five years. The revolving credit facility is repayable after three years. The term facility is fully drawn and R300 million (US$40.5 million) was drawn on the revolving credit facility.

Notes to the consolidated financial statements
for the years ended June 30, 2010
(e)	On November 12, 2009 the Australian operations raised a new loan with BMW Finance of US$3.6 million for insurance premium funding. A deposit of US$0.7 million was paid. The loan bore interest at 6.1% and was repayable monthly in equal installments of US$0.4 million with the last installment paid in June 2010.

US Dollar
Figures in million	2010	2009

The exposure of the group’s borrowings to changes in interest rates and contractual repricing is as follows:

Variable	156	10
Current	—	33
Between 1 to 2 years	—	—
Between 2 to 5 years	—	—
Over 5 years	—	4

Total borrowings	156	47

Variable	100.0%	21.6%
Current	0.0%	69.6%
Between 1 to 2 years	0.0%	0.0%
Between 2 to 5 years	0.0%	0.0%
Over 5 years	0.0%	8.8%

Total borrowings	100.0%	100.0%

The maturity of borrowings is as follows:

Current	27	33
Between 1 to 2 years	28	4
Between 2 to 5 years	101	6
Over 5 years	—	4

Total borrowings	156	47

The effective interest rates at the balance sheet date were as follows:

Africa Vanguard Resources (Proprietary) Limited (a) #	0.0%	0.0%
Nedbank Limited (b)*	0.0%	11.9%
Westpac Bank (c)	2.0%	2.0%
Nedbank Limited (d)	10.1%	0.0%
BMW Financing (e) *	0.0%	0.0%

#	Derecognized as AVRD is no longer a SPE

*	Loan repaid in full
Other borrowings

The level of the Harmony’s borrowing powers, as determined by its Articles of Association, shall not except with the consent of the Harmony’s general meeting, exceed R40 million or the aggregate from time to time of the issued and paid-up share capital of the company, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves (including minority interests in subsidiary companies and provisions for deferred taxation) and any share premium accounts of the group.

Notes to the consolidated financial statements
for the years ended June 30, 2010
30	Trade and other payables

	US Dollar
Figures in million	2010	2009

Financial liabilities:
Trade payables	54	63
Other liabilities	5	8
Non-financial liabilities:
Payroll accruals	44	39
Leave liabilities	34	31
Shaft related accruals	21	20
Other accruals	23	27
Value added tax	4	1

	185	189
Disposal groups classified as held for sale	—	—

Total trade and other payables	185	189

Leave liability

Employee entitlements to annual leave are recognized on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognized in the balance sheet is as follows:

	US Dollar
Figures in million	2010	2009

Balance at beginning of year	31	29
Benefits paid	(35)	(27)
Movement due to sale of business	—	(2)
Translation	—	(1)
Total expense per income statement	38	32

	34	31

Disposal groups classified as held for sale	—	—

Balance at end of year	34	31

31	Cash generated by operations
All amounts disclosed include discontinued operations.

Reconciliation of profit before taxation to cash generated by operations:

	US Dollar
Figures in million	2010	2009	2008

Profit before taxation (1)	20	405	33
Adjustments for:
Amortization and depreciation	181	167	123
Impairment of assets	43	61	36
Loss on financial instruments	—	—	1
Profit on sale of mining assets	(14)	(287)	(15)
Net (decrease)/increase in provision for post retirement benefits	(3)	1	1
Net increase in provision for environmental rehabilitation	2	—	2
(Profit)/loss from associates	(7)	(1)	11
Impairment of investment in associate	—	14	12
Share-based payments	20	13	6
Net (gain)/loss on financial instruments	(5)	10	59
Loss on sale of investment of subsidiary	3	—	—
Dividends received	—	—	(5)
Interest received	(25)	(51)	(38)
Interest paid	30	26	76
Provision for doubtful debts	(2)	11	—
Bad debts written off	4	3	—
Other non cash transactions	8	—	—
Effect of changes in operating working capital items:
Receivables	(13)	(15)	4
Inventories	(20)	(20)	7
Accounts payable and accrued liabilities	(8)	(18)	(45)

Cash generated by operations	214	319	268

Notes to the consolidated financial statements
for the years ended June 30, 2010

(1)	Includes discontinued operations
Additional cash flow information

The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.

Acquisitions and disposals of Subsidiaries / Businesses:

For the financial year ended June 30, 2010
(a)	Disposal of Big Bell Operations

During January 2010 the group concluded the sale of Big Bell Operations (Proprietary) Limited, a wholly owned subsidiary and operation in Western Australia, for a total consideration of US$3.2 million.

The aggregate fair values of assets and liabilities sold were:

	US Dollar
Figures in million	2010	2009	2008

Property, plant and equipment	8	—	—
Rehabilitation liability	(6)	—	—
Profit on disposal	1	—	—

Proceeds received in cash	3	—	—

(b)	Acquisition of Pamodzi FS assets

On February 18, 2010 the group concluded the acquisition of the Pamodzi FS assets for a total consideration of R405 million (US$53 million), of which R280 million (US$36 million) is attributable to property, plant and equipment and R120 million (US$16 million) to inventories.
The principal non-cash transactions for the year were the issue of shares for the acquisition of 26% share of the mining titles on Doornkop South Reef from AVRD (refer to note 25) and the share based-payments (refer to note 34).

For the financial year ended June 30, 2009
(a)	Disposal of Randfontein Cooke Assets

During the year, the group disposed of its Cooke and Old Randfontein assets to Rand Uranium, a wholly owned subsidiary. In a related transaction, 60% of Rand Uranium shares were disposed of to PRF in two tranches. For detail, refer to note 21(b).

The aggregate fair value of the assets and liabilities sold were:

	US Dollar
Figures in million	2010	2009	2008

Transaction one
Property, plant and equipment	—	42	—
Environmental trust fund	—	3	—
Rehabilitation liability	—	(4)	—
Other costs	—	(2)	—
Foreign exchange movements	—	5	—
Profit on disposal	—	153	—

Proceeds received in cash	—	197	—

Notes to the consolidated financial statements
for the years ended June 30, 2010

	US Dollar
Figures in million	2010	2009	2008

Transaction two
Property, plant and equipment	—	1	—
Environmental trust fund	—	8	—
Rehabilitation liability	—	(13)	—
Foreign exchange movements	—	(2)	—
Profit on disposal	—	18	—

Proceeds received in cash	—	12	—

(b)	MM Joint Venture

During the year Harmony and Newcrest entered into a joint venture agreement, which provided that Newcrest would purchase a 30.01 participating interest and a further buy-out of an additional 19.99% participating interest in Harmony’s MMJV gold and copper assets.

The aggregate fair value of the assets and liabilities sold were:

	US Dollar
Figures in million	2010	2009	2008

Stage 1: 30.01% Participating interest
Property, plant and equipment	—	185	—
Trade and other receivables	—	6	—
Inventory	—	1	—
Non-current loans	—	(10)	—
Rehabilitation liability	—	—	—
Foreign exchange movements	—	(11)	—
Profit on disposal	—	58	—

Proceeds received in cash	—	229	—

Stage 2: 10% Participating interest
Property, plant and equipment	—	52	—
Trade and other receivables	—	1	—
Inventory	—	1	—
Non-current loans	—	(3)	—
Trade and other payables	—	(5)	—
Rehabilitation liability	—	—	—
Profit on disposal	—	44	—

Disposal proceeds	—	90	—
Proceeds received in cash	—	—	—

Proceeds received by way of the farm-in agreement	—	90	—

Stage 3: 9.99% Participating interest
Property, plant and equipment	—	72	—
Trade and other receivables	—	2	—
Inventory	—	3	—
Non-current loans	—	(3)	—
Trade and other payables	—	(6)	—
Rehabilitation liability	—	(3)	—
Profit on disposal	—	10	—

Disposal proceeds	—	75	—
Proceeds received in cash	—	(6)	—

Proceeds received by way of the farm-in agreement	—	69	—

The principal non-cash transactions for the year were the acquisition of PNG royalty agreement (refer to note 16(c), share-based payments (refer to note 34) and share exchange of Dioro for Avoca (refer to note 20(b)).

Notes to the consolidated financial statements
for the years ended June 30, 2010
For the financial year ended June 30, 2008
(a)	On December 6, 2007, the group disposed of its assets and liabilities in South Kal Mine to Dioro. The aggregate fair value of the assets and liabilities sold were:

	US Dollar
Figures in million	2010	2009	2008

Property, plant and equipment	—	—	50
Consumables	—	—	3
Shares	—	—	3
Rehabilitation liability	—	—	(8)
Loss on disposal	—	—	(12)

Disposal proceeds	—	—	36
Proceeds received by way of shares	—	—	(18)

Proceeds received in cash	—	—	18

(b)	On February 27, 2008, the group disposed of its assets and liabilities in its Orkney operations to Pamodzi Gold Limited. The aggregate fair value of assets and liabilities sold were:

	US Dollar
Figures in million	2010	2009	2008

Property, plant and equipment	—	—	38
Environmental trust fund	—	—	4
Leave liability	—	—	(2)
Rehabilitation liability	—	—	(7)
Profit on disposal	—	—	13

Disposal proceeds	—	—	46
Proceeds received by way of shares	—	—	(46)

Cash and cash equivalent at disposal	—	—	—

The principal non-cash transactions for the year were the acquisition of the PNG royalty agreement (refer to note 16(b)), share-based payments (refer to note 34) and the purchase of assets under finance lease (refer to note 27).

32	Retirement benefit obligations
(a)	Pension and provident funds: The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The group’s liability is limited to its annually determined contributions.

The provident funds are funded on the “money accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s Superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9% of gross salary and wages for the 2010 financial year (2009: 9%). The fund is a defined contribution plan.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2010 financial year amounted to US$55.2 million (2009: US$39.8 million).

Notes to the consolidated financial statements
for the years ended June 30, 2010
(b)	Post-retirement benefits other than pensions: Most of the supervisory and managerial workers in South Africa participate in the Minemed medical scheme, as well as other medical schemes. The group contributes to these schemes on behalf of current employees and retired employees who retired prior to December 31, 1996 (Minemed scheme). The annual contributions for these retired employees are fixed. The group’s contributions to these schemes on behalf of current employees amounted to US$13.9 million for 2010 and US$8.6 million for 2009.

Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group’s obligation in this regard is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependents. The medical aid tariffs are based on the Minemed medical scheme options. Except for the pre-mentioned employees, Harmony has no other post-retirement obligation for the other group employees.

Assumptions used to determine this liability include, a discount rate of 10.3%, a mortality rate according to the SA 1956/62 mortality table and a medical inflation rate of 8.1%. It is also assumed that all members will retire at the age of 60 and will remain on the current benefit option.

The liability is based on an actuarial valuation conducted during the financial year ended June 30, 2010, using the projected unit credit method. The next actuarial valuation will be performed on June 30, 2011.

	US Dollar
Figures in million	2010	2009

Present value of unfunded obligations	20	20

Movement in the liability recognized in the balance sheet
Balance at beginning of year	20	17
Contributions paid	(1)	—
Other expenses included in staff costs/current service cost	1	1
Interest cost	2	2
Net actuarial loss recognized during the year (1)	1	—
Curtailments (2)	(3)	—

Balance at end of year	20	20

(1)	The net actuarial loss recognized during the 2008 financial year was US$2 million, in the 2007 financial year a gain of US$2 million and in the 2006 financial year a loss of US$1.3 million.

(2)	The terms of employment of 124 members changed, resulting in a reduction of the liability of US$2.8 million.

Notes to the consolidated financial statements
for the years ended June 30, 2010
The principal actuarial assumptions used for accounting purposes were:

	US Dollar
Figures in million	2010	2009

Discount rate	10.3%	10.0%
Healthcare inflation rate	8.1%	7.8%
Normal retirement age	60	60
The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	20	20
Fair value of plan assets	—	—

Net liability	20	20

The present value of the defined benefit obligation was US$17 million in the 2008 financial year, US$15.2 million in the 2007 financial year and US$14.9 million in 2006 financial year.

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	1%	1%
	Increase	Increase

Effect on:
Aggregate of service cost and interest cost	1	—
Defined benefit obligation	4	3

	1%	1%
	Decrease	Decrease

Effect on:
Aggregate of service cost and interest cost	1	—
Defined benefit obligation	4	3

The group expects to contribute approximately US$0.6 million to its benefit plan in 2011.

US Dollar
Figures in million	2010	2009

33	Employee benefits

Number of permanent employees as at June 30:
South African operations*	36,204	37,316
International operations**	1,105	979

Total number of permanent employees	37,309	38,295

Aggregated earnings
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	716	509
Retirement benefit costs	55	40
Medical aid contributions	14	9

Total aggregated earnings	785	558

*	There was no employees attributable to the discontinued operations at June 30, 2010 (2009: 0; 2008: 3 618).

**	The total employees at Australian operations at June 30, 2010 was 56 (2009: 48, 2008: 873). Of this total, 12 employees (2009: 0; 2008: 0) were attributable to the discontinued operations. The total for the international operations includes the MMJV employees.
During fiscal 2010, US$5 million (2009: US$2 million; 2008: US$0.7 million) was included in the payroll cost for termination costs. This excludes the cost for voluntary retrenchment process (refer to note 5).

Notes to the consolidated financial statements
for the years ended June 30, 2010
Directors’ remuneration

During fiscal 2010, the directors received remuneration of US$1.8 million, comprising of US$1.3 million for salaries, US$0.03 million for retirement contributions and US$0.31 million for bonuses. The non-executive directors received US$0.6 million in directors’ fees. The aggregate of remuneration received by senior management was US$3.2 million.

During fiscal 2009, the directors received remuneration of US$1.1 million, comprising of US$0.74 million for salaries, US$0.03 million for retirement contributions and US$0.33 million for bonuses. The non-executive directors received US$0.4 million in directors’ fees. The aggregate of remuneration received by senior management was US$2.7 million.
34	Share option scheme

The group currently has the 2001, 2003 schemes and the 2006 share plan that are active. The objective of these schemes is to recognise the contributions of senior staff to the group’s financial position and performance and to retain key employees.

The options granted under the 2001 and 2003 schemes

A fifth of the options granted under the 2001 and 2003 schemes are exercisable annually from the grant date with an expiry date of 10 years from the grant date. The offer price of these options equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the options.

On resignation and retirement, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee’s election before the last day of service. Payment of shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options.

Following the introduction of the 2006 share plan, no further options are expected to be allocated under these two schemes.

Number of share options relating to the 2001 and 2003 option schemes	2010	2009

Share options granted	28,442,420	28,442,420

Exercised	19,133,887	18,570,971
Vested but not exercised	2,264,585	1,791,215
Unvested	—	1,059,343
Forfeited and lapsed	7,043,948	7,020,891

Vesting periods of unvested shares
Within one year	—	1,059,343

Total number of shares unvested	—	1,059,343

No options were granted in fiscal 2010 and 2009 for the 2001 and 2003 option schemes.

Notes to the consolidated financial statements
for the years ended June 30, 2010

		Weighted
		average
		option price
Activity on share options granted but not yet exercised	Shares	(SA Rand)

For the year ended June 30, 2010

Balance at beginning of year	2,850,558	47.58
Options exercised	(562,916)	44.16
Options forfeited and lapsed	(23,057)	43.75

Balance at end of year	2,264,585	48.47

For the year ended June 30, 2009

Balance at beginning of year	4,528,239	49.14
Options exercised	(1,321,303)	51.42
Options forfeited and lapsed	(356,378)	53.12

Balance at end of year	2,850,558	47.58

	At June	Option price	Remaining
List of options granted but not yet exercised (listed by grant date)	30, 2010	(SA Rand)	life (years)

April 24, 2001	17,000	36.50	0.8
November 20, 2001	167,901	49.60	1.4
September 23, 2002	—	66.00	2.2
March 27, 2003	125,300	91.60	2.7
August 10, 2004	482,967	66.15	4.1
April 26, 2005	1,471,417	39.00	4.8

Total option granted but not yet exercised	2,264,585

The number of shares held by the Harmony Share Trust at year end amounted to 63 500 (2009: 63 500). This trust is considered to be an SPE and is therefore consolidated in accordance with the group’s accounting policies.

List of options granted but not yet vested (listed by grant date)	2010	2009

August 10, 2004	—	316 498
April 26, 2005	—	742 845

Total options granted but not yet vested	—	1,059,343

	US Dollar
Figures in million	2010	2009

Average market price options traded during the year	6	11
Average fair value of share options vested during the year	8	14

Share based cost recognised	—	1

The share based cost is calculated using the binominal valuation model based on the following assumptions at grant date:

	Option allocation
	August 10,	April 26,
	2004	2005

Price at date of grant (SA Rand per share)	66.15	39.00
Risk-free interest rate:	9.9%	8.4%
Expected volatility:	40.0%	35.0%
Expected dividend yield:	0.0%	0.0%
Vesting period:	5 years	5 years

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

Notes to the consolidated financial statements
for the years ended June 30, 2010
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
The aggregate number of shares which may be allocated to the share plan on any day, when added to the total number of unexercised SARs, unvested performance shares, and restricted shares which have been allocated for SAR’s and PS, and any other employee share scheme operating by the company, shall not exceed 14% of the number of issued ordinary shares of the company from time to time. On June 30, 2010, 4 361 937 PS and 7 992 023 SARS (2009: 3 718 127 PS and 5 284 500 SARs) had been allocated to participating employees.
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
In the case of performance shares, if employment is terminated for No Fault reasons, then
•	First the maximum number conditionally awarded is pro-rated for the time period until the termination date;

•	Then this adjusted number is reduced to a third on the assumption that Harmony’s performance was a median one with one third vesting, after taking into account any portion of shares that have banked already in terms of the 2009 issue;

•	And then settled in shares sold on the market for cash, and paid to the participant after the deduction of any tax payable.
In either case, if employment is terminated for Fault reasons, all unvested and un-exercised SARs and all PS not yet vested are lapsed and cancelled.

Number of shares relating to the 2006 share plan at June 30,	2010	2009

Shares granted	12,353,960	9,002,627

Vested	185,473	—

Performance shares	—	—
Share appreciation rights	185,473	—

Unvested	10,082,512	7,854,749

Performance shares	3,492,402	3,302,163
Share appreciation rights	6,590,110	4,552,586

Shares forfeited	2,085,975	1,147,878

Performance shares	869,536	415,964
Share appreciation rights	1,216,439	731,914

Vesting periods of unvested shares:
Within one year	1,550,416	503,589
One to two years	3,463,496	1,651 892
Two to three years	2,728,330	3,675 954
Three to four years	1,492,598	1,329 960
Four to five years	847,672	693,354

Total number of unvested shares	10,082,512	7,854,749

Notes to the consolidated financial statements
for the years ended June 30, 2010

	2010		2009
		Weighted		Weighted
		average		average
For the year ended June 30,		option price		option price
Activity on PS and SARs granted but not yet exercised	Shares	(SA Rand)	Shares	(SA Rand)

Balance at beginning of year	7,854,749		4,236,938

Performance shares	3,302,164	n/a	1,341,444	n/a
Share appreciation rights	4,552,585	79.38	2,895,494	81.04

Options granted	3,351,333		4,325 907

Performance shares	643,810	n/a	2,206,026	n/a
Share appreciation rights	2,707,523	77.28	2,119,881	77.81

Options lapsed	(938,097)		(708,096)

Performance shares	(453,572)	n/a	(245,306)	n/a
Share appreciation rights	(484,525)	78.54	(462,790)	92.79

Options vested	(185,473)		—

Performance shares	—	n/a	—	—
Share appreciation rights	(185,473)	112.64	—	—

Balance at end of year	10,082,512		7,854,749

Performance shares	3,492,402	n/a	3,302,164	n/a
Share appreciation rights	6,590,110	77.65	4,552,585	79.38

	At June 30,	Strike price	Remaining
List of shares granted but not yet exercised (listed by grant date)	2010	(SA Rand)	life (years)

Performance shares
November 15, 2007	777,910	n/a	0.40
March 07, 2008	12,308	n/a	0.70
December 05, 2008	2,058,372	n/a	1.40
November 15, 2009	643,810	n/a	2.40

Share appreciation rights
November 15, 2006	336,552	112.64	2.38
November 15, 2007	1,729,611	70.54	3.38
March 07, 2008	46,154	102.00	3.69
December 05, 2008	1,934,780	77.81	4.44
November 16, 2009	2,543,015	77.28	5.40

Total options granted but not yet exercised	10,082,512

	US Dollar
Figures in million	2010	2009

Average fair value of share options vested during the year	3	0

Share based cost recognised	19	12

Notes to the consolidated financial statements
for the years ended June 30, 2010
The share based cost is calculated using the Monte Carlo simulation on the market-linked PS and Black-Scholes on the SARs. For the 2009 PS allocation the group linked 50% of the share allocation to market conditions and the remaining 50% to non-market internal conditions. The following assumptions were applied at grant date:

	Performance
	shares	SAR’s

Price at date of grant (SA Rand per share)
- November 15, 2006 share allocation	n/a	112.64
- November 15, 2007 share allocation (valuation date December 21, 2007)	n/a	68.44
- November 15, 2007 share allocation (valuation date April 21, 2008)	n/a	92.25
- March 7, 2008 share allocation	n/a	102.00
- December 5, 2008 share allocation (valuation date December 5, 2008)	n/a	77.81
- December 5, 2008 share allocation (valuation date February 16, 2009)	n/a	116.90
- November 16, 2009 share allocation (valuation date November 27, 2009)	n/a	81.50
- November 16, 2009 share allocation (valuation date December 23, 2009)	n/a	75.60
- November 16, 2009 share allocation (valuation date May 3, 2010)	n/a	72.14

Risk-free interest rate:
- November 15, 2006 share allocation	9.58%	8.79%
- November 15, 2007 share allocation (valuation date December 21, 2007)	10.81%	9.84%
- November 15, 2007 share allocation (valuation date April 21, 2008)	11.71%	10.68%
- March 7, 2008 share allocation	11.04%	10.44%
- December 5, 2008 share allocation (valuation date December 5, 2008)	8.55%	8.43%
- December 5, 2008 share allocation (valuation date February 16, 2009)	8.18%	8.30%
- November 16, 2009 share allocation (valuation date November 27, 2009)	0.00%	8.63%
- November 16, 2009 share allocation (valuation date December 23, 2009)	0.00%	8.57%
- November 16, 2009 share allocation (valuation date May 3, 2010)	7.29%	0.00%

Expected volatility*:
- November 15, 2006 share allocation	34.71%	26.37%
- November 15, 2007 share allocation (valuation date December 21, 2007)	46.32%	35.10%
- November 15, 2007 share allocation (valuation date April 21, 2008)	49.52%	41.72%
- March 7, 2008 share allocation	50.49%	54.50%
- December 5, 2008 share allocation (valuation date December 5, 2008)	56.62%	48.61%
- December 5, 2008 share allocation (valuation date February 16, 2009)	70.86%	49.03%
- November 16, 2009 share allocation (valuation date November 27, 2009)	—	49.29%
- November 16, 2009 share allocation (valuation date December 23, 2009)	—	49.21%
- November 16, 2009 share allocation (valuation date May 3, 2010)	37.34%	—

Expected dividend yield:
- for all allocations	0.00%	0.00%
Vesting period (from grant date):
- for all allocations	3 years	5 years

*	The volatility is measured as an annualised standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Share based costs are measured at the fair value of the equity instruments at the date of the grant as defined in IFRS 2. The grant date is the date of which the entity and counterparty have a shared understanding of the terms and conditions of the share-based payment arrangement. The cost is expensed over the vesting period, based on the group’s estimate of the options that are expected to eventually vest, within the rules of IFRS2.

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
For November 16, 2009 issue:

The Performance Criteria imposed by the Board, and which must be satisfied before the Settlement of any Performance Shares under this Award, are as follows:
•	50% of the number shares awarded are to be linked to the annual gold production of the company in relation to the targets set annually.

•	50% of the number shares awarded are linked to the Company’s TSR (Total Shareholder Return) in comparison to the South African Gold peers.
The following performance criteria was imposed per the Harmony (2006) Share Plan which must be satisfied before the settlement of any SARs:
•	the Company’s headline earnings per share should grow, since the allocation date, by more than the CPI.
For options granted during the year, the following fair values were used as a basis to recognise share-based payment cost:
•	For options measured on November 27, 2009, the value is R44.52 per share for SARs.

•	For options measured on December 23, 2009, the value is R39.26 for SARs.

•	For options measured on May 3, 2010, the value is R38.49 for PS.
35	Related parties
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had interest, direct or indirectly, in any transaction since July 1, 2007 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

Directors’ and executive management’s remuneration is disclosed in note 33.

African Rainbow Minerals Limited (ARM) currently holds 14.6% of Harmony’s shares. Patrice Motsepe, Andre Wilkens, Joaquim Chissano and Frank Abbott are directors of ARM.
Harmony currently holds 40% of the shares of Rand Uranium. Graham Briggs, Hannes Meyer and Fikile De Buck are directors of Rand Uranium. Dr Simo Lushaba is a member of the Rand Uranium Investment Committee.

A list of the group’s subsidiaries, associates and joint ventures has been included in Annexure A.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Material transactions with associates and joint ventures:

Besides the transactions disclosed below, the group concluded the following transactions with related parties:
•	Pamodzi — Refer to note 16.

•	AVRD — Refer to note 26.

•	On July 10, 2008, the group disposed of its interest in Village Reef Gold Mining Company to To the Point Growth Specialists Investments 2 (Pty) Ltd (To the Point). Bernard Swanepoel was an executive director of both Harmony and To the Point during 2008.

	US Dollar
Figures in million	2010	2009

Sales and services rendered to related parties
Associates	58	24
Joint Venture	1	—

	59	24

Purchases and services acquired from related parties
Associates	4	1

Outstanding balances due by related parties
Associates	16	22
Joint Ventures	130	10

	146	32

Outstanding balances due to related parties
Associates	4	—

Refer to note 24 for detail on the items relating to the loans to/(from) associates and joint ventures and provisions raised against these loans.

US Dollar
Figures in million	2010	2009

36	Commitments and Contingencies

Capital expenditure commitments
Contracts for capital expenditure	17	32
Share of Joint Venture’s contract for capital expenditure	27	30
Authorised by the directors but not contracted for	132	95

Total capital commitments	176	157

This expenditure will be financed from existing resources and where appropriate, borrowings.

The group is contractually obliged to make the following payments in respect of operating leases, including for land and buildings, and for mineral tenement leases:

	US Dollar
Figures in million	2010	2009

Within one year	4	5
Between one year and five years	1	1

	5	6

This includes US$0.9 million for the MMJV. For details on the group’s finance leases, refer to note 29.

	US Dollar
Figures in million	2010	2009

Contingent liabilities
Guarantees and suretyships	3	3
Environmental guarantees (i)	67	39

	70	42

(i)	Included in the balance for fiscal 2010 is an amount of US$17.0 million (2009: US$16.8 million) relating to guarantees provided for the Rand Uranium transaction. These guarantees will be cancelled once Rand Uranium puts its own guarantees in place. US$14.6 million has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 18.

Notes to the consolidated financial statements
for the years ended June 30, 2010

Contingent liability

(a)	Class action: On April 18, 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depository Receipts (ADRs) and options with regard to certain of its business practices. Harmony has retained legal counsel.

During January 2009, the plaintiff filed an Amended Complaint with the United States District Court (“Court”). Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case. On March 19, 2010 the Court denied the Company’s application for dismissal and subsequently the Company filed a Motion for Reconsideration in which it requested the Court to reconsider its judgement. This matter was heard on April 27, 2010 and the Company’s request for reconsideration of judgement was denied. The Company is defending the matter and the legal process is taking its course. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.

(b)	The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instance. The ultimate outcome of the matter cannot presently be determined and no provision for any liability that may result has been made in the financial statements. Should the Group determine that any part of these contingencies require them being recorded and accounted for as liabilities, i.e. where they become quantifiable and probable, it could have a material impact on the financial status of the Group.

(c)	Due to the interconnected nature of mining operations, any proposed solution for potential flooding and potential rdecant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a Regional Mine Closure Strategy. In view of the limitation of current information for the accurate estimation of a liability, no estimate can be made for the obligation.

(d)	On December 1, 2008, the group issued 3 364 675 to Rio Tinto for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior ro the group’s acquisition of the Wafi deposits in PNG. The shares were valued at US$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint venture partners.

(e)	In terms of the sale agreements entered into with Rand Uranium (refer note 14), Harmony retained financial exposure relating to environmental disturbances and degradation caused by the group before the effective date, in excess of US$10 million of potential claims. Rand Uranium is therefore liable of all claims up to US$10 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

37	Subsequent events

Sale of Mount Magnet

On July 20, 2010, the group concluded an agreement with Ramelius Resources Limited to sell its 100% share in Mount Magnet Gold NL (Mount Magnet) for a total consideration of US$35 million. The group recognised a profit of US$18.4 million. Refer to note 14 in this regard.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Dividends

On August 13, 2010, the Board of Directors approved a final dividend for the 2010 financial year of 50 SA cents per share. The total dividend amounts to US$29.3 million. As this dividend was declared after the reporting date, it has not been reflected in the financial statements for the period ended June 30, 2010. The dividend was paid on September 20, 2010.

Merriespruit South region and Freegold option

On September 3, 2010, Harmony Gold Mining Company Limited (Harmony) concluded two transactions with Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”), in which Wits Gold will obtain a prospecting right over Harmony’s Merriespruit South area and the option held by ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony. The option was to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State (Freegold option), which will be cancelled. Harmony will abandon a portion of its mining right in respect of the Merriespruit South area to enable Wits Gold to include this area in its prospecting right, which is located immediately south of the Merriespruit South area.

The total consideration was US$47 million, (US$9 million for the prospecting area and US$38 million for the cancellation of the option agreement), which will be settled in cash or in a combination of cash and shares in Wits Gold, when all remaining conditions precedent to the transaction have been fulfilled.

Evander 6 and Twistdraai

On September 10, 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (“Taung”), in which Taung acquired the Evander 6 shaft, the related infrastruture and surface right permits as well as a mining right over the Evander 6 and Twistdraai areas. The total purchase consideration is US$29 million, which will be settled in cash when all remaining conditions precedent to the transaction have been fulfilled.

Closure of Merriespruit 1

On October 4, 2010, the decision was made to finally close Merriespruit 1 shaft, under the Section 189 (of the Labour Relations Act) already in place. The closure was postponed in terms of an agreement reached with organized labour to keep the shaft open while it remained profitable.

38	Segment report

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

After applying the quantitative thresholds from IFRS 8, the reportable segments were determined as:

Bambanani, Doornkop, Evander, Joel, Kusasalethu, Masimong, Phakisa, Target, Tshepong, Virginia, Papua New Guinea and Mount Magnet (classified as held for sale and discontinued operation). In 2008 and 2009 the Cooke operations were also classified as held for sale and discontinued operations. All other operating segments have been grouped together under All other surface operations, under their classification as either continuing or discontinued.

When assessing profitability, the chief operating decision maker (“CODM”) considers the revenue and production costs of each segment. The net of these amounts is the operating profit or loss. Therefore, operating profit has been disclosed in the segment report as the measure of profit or loss.

The CODM does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report, but does consider capital expenditure which has been disclosed.

Segment assets consist of mining assets included under property, plant and equipment which can be attributed to the shaft or group of shafts. Current and non-current group assets that are not allocated at a shaft level, form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 39.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Segment report — 2010 (US dollar)

		Production	Production	Mining	Capital	Ounces	Tons
	Revenue	cost	profit	assets	expenditure	produced*	milled*
	US$m	US$m	US$m	US$m	US$m	oz	t’000

Continuing operations
South Africa
Underground
Bambanani	147	98	49	125	28	133,007	582
Doornkop	68	54	14	372	45	62,694	595
Evander operations	120	113	7	121	23	111,724	869
Joel	69	50	19	23	10	64,495	484
Kusasalethu	184	144	40	390	57	175,029	1,141
Masimong	168	93	75	105	23	155,609	991
Phakisa	50	43	7	533	64	44,079	374
Target	116	88	28	333	51	113,782	857
Tshepong	241	151	90	478	35	216,986	1,674
Virginia operations	187	177	10	89	24	170,013	1,826
Surface
All other surface operations	129	84	45	17	11	119,954	10,077

Total South Africa	1,479	1,095	384	2,586	371	1,367,372	19,470

International
Papua New Guinea	10	8	2	494	71	61,173	335

Total international	10	8	2	494	71	61,173	335

Total continuing operations	1,489	1,103	386	3,080	442	1,428,545	19,805

Discontinued operations
Mount Magnet	—	—	—	29	—	—	—

Total discontinued operations	—	—	—	29	—	—	—

Total operations	1,489	1,103	386	3,109	442	1,428,545	19,805

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 39)
	—	—		2,032

	1,489	1,103		5,141

*	Production statistics are unaudited.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Segment report — 2009 (US dollar)

		Production	Production	Mining	Capital	Ounces	Tons
	Revenue	cost	profit	assets	expenditure	produced*	milled*
	US$m	US$m	US$m	US$m	US$m	oz	t’000

Continuing operations
South Africa
Underground
Bambanani	103	72	31	91	6	121,530	570
Doornkop	38	31	7	330	44	42,150	605
Evander operations	168	111	57	122	24	190,075	1,241
Joel	56	41	15	31	6	65,684	566
Kusasalethu	158	117	41	352	47	174,321	1,061
Masimong	135	73	62	86	14	154,034	981
Phakisa	19	12	7	474	51	22,216	204
Target	76	60	16	287	38	87,225	710
Tshepong	198	109	89	471	28	230,778	1,516
Virginia operations	226	165	61	116	22	258,170	2,493
Surface
All other surface operations	100	59	41	18	9	114,648	9,778

Total South Africa	1,277	850	427	2,378	289	1,460,831	19,725

International
Papua New Guinea	—	—	—	458	198	—	—

Total international	—	—	—	458	198	—	—

Total continuing operations	1,277	850	427	2,836	487	1,460,831	19,725

Discontinued operations
Cooke operations	69	50	19	—	10	80,377	1,419
Mount Magnet	—	—	—	34	—	—	—

Total discontinued operations	69	50	19	34	10	80,377	1,419

Total operations	1,346	900	446	2,870	497	1,541,208	21,144

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 39)
	(69)	(50)		2,055

	1,277	850		4,925

*	Production statistics are unaudited.

Notes to the consolidated financial statements
for the years ended June 30, 2010
Segment report — 2008 (US dollar)

		Production	Production	Mining	Capital	Ounces	Tons
	Revenue	cost	profit	assets	expenditure	produced*	milled*
	US$m	US$m	US$m	US$m	US$m	oz	t’000

Continuing operations
South Africa
Underground
Bambanani	128	102	26	98	15	154,879	912
Doornkop	35	31	4	273	48	44,038	494
Kusasalethu	133	103	30	304	44	164,215	981
Evander operations	193	127	66	131	33	231,799	1,447
Joel	52	39	13	16	5	59,557	449
Masimong	96	88	8	94	16	116,424	892
Phakisa	4	2	2	312	40	4,024	34
Target	69	51	18	275	35	79,602	686
Tshepong	223	125	98	404	27	265,914	1,649
Virginia operations	204	180	24	107	20	247,820	2,349
Other operations	6	13	(7)	13	1	8,305	86
Surface
All other surface operations	126	57	69	19	19	147,980	9,524

Total South Africa	1,269	918	351	2,046	303	1,524,557	19,503

International
Papua New Guinea	—	—	—	580	197	—	—

Total international	—	—	—	580	197	—	—

Total continuing operations	1,269	918	351	2,626	500	1,524,557	19,503

Discontinued operations
Cooke operations	194	123	71	86	22	236,170	3,906
Mount Magnet	56	41	15	66	4	75,297	966
Other operations	59	66	(7)	—	16	74,433	1,048

Total discontinued operations	309	230	79	152	42	385,900	5,920

Total operations	1,578	1,148	430	2,778	542	1,910,457	25,423

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 39)
	(309)	(230)		1,932

	1,269	918		4,710

*	Production statistics are unaudited.

Notes to the consolidated financial statements
for the years ended June 30, 2010
39	Reconciliation of segment information to consolidated income statements and balance sheet:

The “reconciliation of segment data to consolidated financials” line item in the segment reports is broken down into the following elements, to give a better understanding of the differences between the income statement, balance sheet and the segment report.

Revenue from:

	US Dollar
Figures in million	2010	2009	2008

Discontinued operations	—	69	309

Production costs from:
Discontinued operations	—	50	230

Reconciliation of cash operating profit to consolidated profit/(loss) before taxation and discontinued operations:

Total segment revenue	1,489	1,346	1,578
Total segment production costs	(1,103)	(900)	(1,148)

Cash operating profit	386	446	430
Less discontinued operations	—	(19)	(79)

	386	427	351
Cost of sales items other than production costs	(280)	(233)	(204)

Amortisation and depreciation of mining properties, mine development cost and mine plant facilities	(175)	(130)	(107)
Amortisation and depreciation of other than mining and mining related assets	(6)	(9)	(10)
Rehabilitation expenditure	(4)	(1)	(1)
Care and maintenance cost of restructured shafts	(8)	(5)	(10)
Employment termination and restructuring costs	(27)	(4)	(29)
Share-based payments	(20)	(13)	(6)
Impairment of assets	(43)	(71)	(40)
Provision for post retirement benefits	3	—	(1)

Gross profit	106	194	147
Corporate, administration and other expenditure	(50)	(36)	(30)
Social investment expenditure	(11)	(4)	(1)
Exploration expenditure	(29)	(29)	(28)
Profit on sale of property, plant and equipment	14	114	—
Other expenses — net	(8)	(3)	(15)

Operating profit	22	236	73
Profit/(loss) from associates	7	1	(11)
Impairment of investment in associate	—	(14)	(12)
Loss on sale of investment in subsidiary	(3)	—	—
Net gain/(loss) on financial instruments	5	(10)	(58)
Investment income	25	49	39
Finance cost	(32)	(24)	(70)

Profit/(loss) before taxation and discontinued operations	24	238	(39)

Notes to the consolidated financial statements
for the years ended June 30, 2010
Reconciliation of total segment assets to consolidated assets includes the following:

	US Dollar
Figures in million	2010	2009	2008

Non-current assets
Property, plant and equipment	794	744	906
Intangible assets	290	288	283
Restricted cash	19	21	10
Restricted investments	228	212	188
Investment in financial assets	2	7	9
Investment in associates	50	43	19
Deferred tax asset	246	222	190
Inventories	28	—	—
Trade and other receivables	10	10	18

Current assets
Inventories	129	134	89
Trade and other receivables	122	115	112
Income and mining taxes	10	6	11
Cash and cash equivalents	101	253	53
Restricted cash	—	—	—
Assets of disposal groups classified as held for sale	3	—	44

	2,032	2,055	1,932