Form 20-F
period 2011-06-30
HARMONY GOLD MINING CO LTD
filed 2011-10-24
CIK 1023514

As filed with the Securities and Exchange Commission on October 24, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

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

Marian van der Walt, Executive: Corporate and Investor Relations

tel: +27 11 411 2037, marian@harmony.co.za, fax: +27 866 140 999,

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

430,084,628 ordinary shares, with nominal value of Rand 50 cents per share

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

YES  ☐    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3. “Key Information — Risk Factors — Estimations of Harmony’s gold reserve figures are based on a number of assumptions, including mining and recovery factors, future cash costs or production and the price of gold. As a result, quantities of gold produced may differ from current estimates.”

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

In this annual report, we also present “cash operating costs” and “cash operating costs per ounce”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash operating costs, and cash operating costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures”.

We have included the U.S. dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated (i) balance sheet items at the closing rate as reported by Reuters on the last business day of the period (R6.78 per US$1.00 as at June 30, 2011 and R7.63 per US$1.00 as at June 30, 2010), (ii) acquisitions, disposals and specific items included within equity at the rate prevailing at the date the transaction was entered into and (iii) income statement items at the average rate for the year (R6.99 per US$1.00 as at June 30, 2011, R7.58 per US$1.00 as at June 30, 2010 and R9.00 per US$1.00 for fiscal 2009). Capital expenditures for fiscal 2012 have been translated at the rates used for balance sheet items at June 30, 2011. By including these U.S. dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the U.S. dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3. “Key Information — Exchange Rates”.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims” “intends” “will”, “may”, “anticipates”, “would”, “could” or similar expressions or the negative thereof. In particular, among other statements, certain statements in Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk” are forward-looking in nature. Statements in this annual report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the notes thereto and with Item 3. “Key Information — Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, all included elsewhere in this annual report. Historical results are not necessarily indicative of results to be expected for any future period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into U.S. dollars) were prepared and filed with the SEC in accordance with U.S. GAAP. On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS without reconciliation to U.S. GAAP. As per these rules, we have included in this annual report our consolidated financial statements prepared in accordance with IFRS, translated into U.S. dollars.

The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS, including our audited consolidated financial statements as of June 30, 2011 and 2010 and for each of the years in the three years ended June 30, 2011 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2009, 2008 and 2007, and for each of the years in the two years ended June 30, 2008, has been extracted from our audited consolidated financial statements not included in this annual report as adjusted for discontinued operations and the accounting changes described below.

During fiscal 2008, we early adopted IAS 23 (Revised) — Borrowing Costs. In accordance with the Revised Standard’s transitional provisions, we designated July 1, 2000 as the effective date and applied the requirements of the Revised Standard to all qualifying projects for which the commencement date of capitalization was on or after that date. The effect of this change on the 2007 year has been included in the selected consolidated information below.

Discontinued operations for the periods below include our Cooke and Orkney operations in South Africa, as well as our South Kalgoorlie and Mount Magnet operations in Australia, up to the date of their disposal. The assets and liabilities of the Cooke operation were first classified as held for sale in fiscal 2008 and the results of this operation presented as discontinued operations until the time of its disposal to Rand Uranium (Proprietary) Limited (“Rand Uranium”) in November 2008. The assets and liabilities of the Orkney and Australia’s South Kalgoorlie operations were first classified as held for sale in fiscal 2007, and the results of these operations reflected as discontinued operations in anticipation of their disposal in fiscal 2008. In fiscal 2010, Australia’s Mount Magnet operations were classified as held for sale and the results of the Mount Magnet operation presented as discontinued operations when an agreement for its disposal to Ramelius Resources Limited (“Ramelius”) was concluded. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations. See note 16 of the consolidated financial statements and Item 4. “Information on the Company — Business — Mount Magnet Operations”, Item 4. “Information on the Company — Business — Cooke Operations”.

	Fiscal year ended June 30,
	2011	2010	2009	2008	2007
	($ in millions, except per share amounts and cash operating costs per ounce)
Income Statement Data
Revenue	1,781	1,489	1,277	1,269	1,116
Operating profit	4	22	236	73	154
(Loss)/profit from associates	(7)	7	1	(11)	(3)
Profit from continuing operations before taxation	14	24	238	(39)	156
Taxation	69	(44)	(22)	(65)	(39)
Profit/(loss) from continuing operations	83	(20)	216	(104)	117
Profit/(loss) from discontinued operations	3	(4)	95	74	(66)
Net profit/(loss)	86	(24)	311	(30)	51
Basic earnings/(loss) per share from continuing operations ($)	0.19	(0.05)	0.52	(0.26)	0.29
Diluted earnings/(loss) per share from continuing operations ($)	0.19	(0.05)	0.51	(0.26)	0.29
Basic earnings/(loss) per share ($)	0.20	(0.06)	0.75	(0.08)	0.12
Diluted earnings/(loss) per share ($)	0.20	(0.06)	0.74	(0.08)	0.12
Weighted average number of shares used in the computation of basic earnings/(loss) per share	429,310,123	426,381,581	414,120,732	400,750,167	397,910,797
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	430,420,068	427,846,547	415,962,899	402,894,248	402,382,011
Dividends per share ($)(1)	0.07	0.06	—	—	—
Dividends per share (R)(1)	0.50	0.50	—	—	—
Other Financial Data
Cash operating cost per ounce of gold from continuing operations ($/oz) (2)	1,009	801	583	600	484
Total cash operating cost per ounce of gold ($/oz) (2)	1,009	801	586	602	489
Balance Sheet Data
Assets
Property, plant and equipment	4,607	3,874	3,614	3,531	3,484
Assets of disposal groups classified as held for sale	40	32	—	197	182
Total assets	5,880	5,141	4,925	4,710	5,160
Net assets	4,450	3,828	3,824	3,172	3,366
Equity and liabilities
Share capital	4,033	4,027	4,004	3,787	3,752
Total equity	4,450	3,828	3,824	3,172	3,366
Borrowings (current and non-current)	230	156	47	525	653
Liabilities of disposal groups held for sale	2	18	—	64	77
Other liabilities	1,198	1,139	1,054	949	1,064
Total equity and liabilities	5,880	5,141	4,925	4,710	5,160

(1)	Dividends per share relates to the dividends recorded and paid during the fiscal year.

(2)

Cash operating costs is a non-GAAP measure. We calculate cash operating costs per ounce by dividing total cash operating costs by gold produced which therefore excludes the effect of the movement in the gold inventory from the cash operating cost amount. Cash operating costs, include mine production costs, transport and refinery costs, applicable general and administrative costs, ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination costs are included; however, employee termination costs associated with major restructuring and shaft closures are excluded. Cash operating costs have been calculated on a consistent basis for all periods presented. Changes in cash operating costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar. Because cash operating costs is a non-GAAP measure, it should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash operating costs and cash operating cost per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash operating costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of the mining operations, (2) the trends in cash operating costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash operating costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of non-GAAP measures”.

EXCHANGE RATES

Unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the last business day of the period (R6.78 per US$1.00 as at June 30, 2011), except for acquisitions, disposals and specific items included within equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts that are translated from Rand to U.S. dollars at the average exchange rate for the period (R6.99 per US$1.00 for fiscal 2011). During the year, the Rand/dollar closing exchange rate ranged between R6.57 and R7.75 per US$1.00.

As of October 17, 2011, the exchange rate per US$1.00 was R7.99. (1)

The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. For periods prior to December 31, 2008, the following tables express the exchange rates in terms of the noon buying rate in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York. As of December 31, 2008, the Federal Reserve Bank ceased publication of the noon buying rate and, as such, the exchange rates for fiscal 2009, 2010 and 2011 are sourced from Reuters, being the closing rate at period end.

Fiscal Year Ended June 30,	Average(1)	Period End
2007	7.20(2)	7.04
2008	7.26(2)	7.80
2009	9.00(3)	7.72
2010	7.58(3)	7.63
2011	6.99(3)	6.78

Month of	High	Low
May 2011	7.03	6.59
June 2011	6.88	6.69
July 2011	6.99	6.63
August 2011	7.26	6.68
September 2011	6.98	8.27
October 2011 (through October 17, 2011)	8.28	7.83

(1)	Based on the interbank rate as reported by Reuters.

(2)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	The daily average of the closing rate during the relevant period as reported by Reuters.

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

Risks Relating to Our Business and the Gold Mining Industry

The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations.

Substantially all Harmony’s revenues come from the sale of gold. Although the gold price has increased over the last decade, historically, the market price for gold has fluctuated widely and been affected by numerous factors over which Harmony has no control, including:

•	demand for gold for industrial uses, jewellery and investment;

•	international or regional political and economic trends;

•	strength or weakness of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations on the rate of inflation;

•	interest rates;

•	speculative activities;

•	forward sales by gold producers;

•	actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers; and

•	production and cost levels for gold in major gold-producing nations, such as South Africa, China, the United States and Australia.

In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for the past ten years:

Annual gold price: 2001 –2011

	Price per ounce (US$)
Calendar year	High	Low	Average
2001	293	256	271
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005	476	411	434
2006	725	525	604
2007	841	608	695
2008	1,011	713	872
2009	1,212	810	972
2010	1,421	1,058	1,225
2011 (year to October 17, 2011)	1,990	1,314	1,541

On October 17, 2011, the afternoon fixing price of gold on the London bullion market was US$1,682/oz.

While the aggregate effect of these factors is impossible to predict, if gold prices should fall below Harmony’s cash cost of production and capital expenditure required to sustain production and remain at these levels for any sustained period, Harmony may record losses and be forced to curtail or suspend some or all of its operations. In addition, Harmony would also have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate reserves.

Harmony’s average cash cost per ounce of gold produced from continuing operations was US$1,009 in fiscal 2011, US$801 in fiscal 2010 and US$583 in fiscal 2009.

Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition.

Gold is priced throughout the world in US dollars and, as a result, Harmony’s revenue is realized in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies, including the Australian dollar and Kina. Any significant and sustained appreciation of the Rand and other non-US currencies against the dollar will materially reduce Harmony’s Rand revenues and overall net income.

As Harmony currently does not enter into forward sales, commodity derivatives or hedging arrangements on future gold production, it is exposed to the impact of any significant decreases in the gold price.

As a rule, Harmony sells its gold at the prevailing market price. Currently, the company does not enter into forward sales, commodity derivative or hedging arrangements to establish a price in advance for the sale of future gold production, although Harmony may do so in future. As a result, Harmony may realize the benefit of any short-term increase in the gold price, but is not protected against decreases; if the gold price should decrease significantly, Harmony’s revenues may be materially adversely affected.

Global economic conditions could adversely affect the profitability of Harmony’s operations.

Harmony’s operations and performance depend on global economic conditions. A global economic downturn may have follow-on effects on our business. These could include:

•	key suppliers could become insolvent, resulting in a break-down in the supply chain; or

•	the availability of credit may be reduced — this may make it more difficult for Harmony to obtain financing for its operations and capital expenditure or make financing more expensive.

In addition, uncertainty on global economic conditions may also increase volatility or negatively impact the market value of Harmony’s securities.

Estimations of Harmony’s gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.

The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold that Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s mineral reserves are estimated based on a number of factors, which have been stated in accordance with the SAMREC and JORC codes, SEC Industry Guide 7 and Sarbanes-Oxley. Calculations of Harmony’s mineral reserves are based on estimates of:

•	future cash costs;

•	future gold prices; and

•	future currency exchange rates.

These factors, which significantly impact mineral reserve estimates, are beyond Harmony’s control. As a result, reserve estimates in this annual report should not be interpreted as assurances of the economic life of Harmony’s gold and other precious metal deposits or the future profitability of operations.

Since these mineral reserves are estimates based on assumptions related to factors detailed above, should there be changes to these, we may in future need to revise these estimates. In particular, if Harmony’s cash operating and production costs increase or the gold price decreases, recovering a portion of Harmony’s mineral reserves may become uneconomical. This will lead, in turn, to a reduction in estimated reserves.

To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery.

Harmony’s operations have limited proved and probable reserves, and exploration and discovery are necessary to maintain current gold production levels at these operations. Exploration for gold and other precious metals is speculative in nature, may be unsuccessful and involves many risks, including those related to:

•	locating orebodies;

•	geological nature of the orebodies;

•	identifying the metallurgical properties of orebodies;

•	estimating the economic feasibility of mining orebodies;

•	developing appropriate metallurgical processes;

•	obtaining necessary governmental permits; and

•	constructing mining and processing facilities at any site chosen for mining.

Harmony’s exploration efforts might not result in the discovery of mineralization, and any mineralization discovered might not result in an increase in proved and probable reserves. To access additional reserves, Harmony will need to successfully complete development projects, including extensions to existing mines and, possibly, new mines. Development projects would also be required to access any new mineralization discovered by exploration activities around the world. Harmony typically uses feasibility studies to determine whether to undertake significant development projects. Feasibility studies include estimates of expected or anticipated economic returns, which are based on assumptions about:

•	future gold and other metal prices;

•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore; and

•	anticipated total costs of the project, including capital expenditure and cash costs.

Actual cash costs, capital expenditure, production and economic returns may differ significantly from those anticipated by feasibility studies for new development projects.

It can take a number of years from the initial feasibility study until development is completed and, during that time, the economic feasibility of production may change. In addition, there are a number of inherent uncertainties in developing and constructing an extension to an existing mine or any new mine, including:

•	availability and timing of necessary environmental and governmental permits;

•	timing and cost of constructing mining and processing facilities, which can be considerable;

•	availability and cost of skilled labor, power, water and other materials;

•	accessibility of transportation and other infrastructure, particularly in remote locations;

•	availability and cost of smelting and refining arrangements;

•	availability of funds to finance construction and development activities; and

•	spot and expected future commodity prices of metals including gold, silver, copper, uranium and molybdenum.

Harmony currently maintains a range of focused exploration programs, concentrating on areas not too distant from its operational mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal 2010 and fiscal 2011, the bulk of exploration expenditure was allocated to activities in Papua New Guinea (“PNG”) and South Africa. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.

Costs associated with pumping water inflows from closed mines adjacent to our operations could adversely affect Harmony’s operational results.

Certain of our mining operations are adjacent to the mining operations of other companies. A mine closure can affect continued operations at an adjacent mine if appropriate preventative steps are not taken. In particular, this could include the ingress of underground water when pumping operations at the closed mine are suspended. This can result in damage to property, operational disruptions and additional pumping costs, which would adversely affect any one of our adjacent mining operations.

Fluctuations in input production prices linked to commodities may adversely affect Harmony’s operational results and financial condition.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagent, explosives, tyres, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and capital expenditure of a mining company. Harmony has no control over the costs of these consumables, many of which are linked to some degree to the price of oil and steel.

Fluctuations in oil and steel prices have a significant impact on operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

The supply of electricity and increases in the cost of power may adversely affect our results of operations and our financial condition.

In South Africa, each of our mining operations depends on electrical power generated by the state utility, Eskom, which holds a monopoly on the South African market. As a result of increased demand exceeding available generating capacity, South Africa has been subject to disruptions in electrical power supply. In fiscal 2008, electricity supply was interrupted by Eskom, halting production at certain of our mines. This led to management restructuring operating processes to control and reduce our consumption of electricity at all our operations. There have been no further disruptions and we have been able to continue production at a reduced electricity allocation as required by the energy conservation scheme (“ECS”) and interim rules imposed by Eskom. However, an insufficient supply of electricity may affect our operational results and financial condition.

As a result of Eskom’s planned capital expansion program to deal with power constraints, an average annual tariff increase of 25% for the three-year multi-year price determination period has been approved by the National Energy Regulator South Africa (“NERSA”). The first increase was implemented on 1 April 2010. These increases will have a negative impact on our results of operations going forward.

PNG has limited power generation and distribution capacity. This capacity is increasing but, currently, Harmony mines and projects still rely heavily on own power generation using diesel. The cost of this power will fluctuate with changes in the oil price.

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

Harmony reviews and tests the carrying value of its assets when events or changes in circumstances suggest that this amount may not be recoverable.

At least on an annual basis for goodwill, and when there are indications that impairment of property, plant and equipment and other assets may have occurred, estimates of expected future cash flows for each group of assets are prepared. These estimates are prepared at the lowest level at which identifiable cash flows are considered as being independent of the cash flows of other mining assets and liabilities. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

As at 30 June 2011, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to these assets were recorded and if any one or a combination of these uncertainties should occur, management may be required to recognize further impairment charges, which could affect Harmony’s financial results and condition.

Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution.

The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	pillar mining;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.

Hazards associated with opencast mining (also known as open-pit mining) include:

•	flooding of the open-pit;

•	collapse of open-pit walls;

•	accidents associated with operating large open-pit and rock transportation equipment; and

•	accidents associated with preparing and igniting of large-scale open-pit blasting operations.

Hazards associated with waste-rock mining include:

•	accidents associated with operating a waste dump and rock transportation; and

•	production disruptions caused by weather.

We are at risk from any or all of these environmental and industrial hazards. The occurrence of any of these hazards could delay production, increase cash costs and result in financial liability to Harmony.

The nature of our mining operations presents safety risks.

The environmental and industrial risks identified above also present safety risks for Harmony’s operations and its employees and could lead to the suspension and potential closure of operations for indeterminate periods. Safety risks, even in situations where no injuries occur, can have a material adverse effect on Harmony’s operations and production.

See Item 4. “Regulation — Health and Safety Matters”.

Illegal mining, or criminal mining, at our operations could pose a threat to the safety of employees and result in damage to property.

Security issues related to criminal mining came to the fore in fiscal 2009, when criminal mining activities resulted in the deaths of criminal miners. The threat of fire caused by these activities poses a risk to the safety of our employees and could also result in property damage, which in turn could have an adverse impact on production.

See Item 4. “Regulation — Health and Safety Matters”.

Harmony’s insurance coverage may prove inadequate to satisfy future claims against it.

Harmony has third-party liability coverage for most potential liabilities, including environmental liabilities. While we believe that our current insurance coverage for the hazards described above is adequate and consistent with industry practice, we may be subject to liability for pollution (excluding sudden and accidental pollution) or other hazards against which we have not insured or cannot insure, including those for past mining activities. Harmony also maintains property and liability insurance consistent with industry practice, but this insurance contains exclusions and limitations on coverage. In addition, there can be no assurance that insurance will be available at economically acceptable premiums. As a result, in future, Harmony’s insurance coverage may not cover the claims against it for environmental or industrial accidents or pollution.

Harmony’s operations may be negatively impacted by inflation.

Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before decreasing to 6.9% at the end of fiscal 2009 and to 4.2% by the end of fiscal 2010. Levels were flat during fiscal 2011, with the inflation rate increasing slightly to 4.6% at the end of fiscal 2011. However, working costs and wages, especially, have increased in recent years, resulting in significant cost pressures for the mining industry. In addition, electricity prices rose by 25% in fiscal 2010 and fiscal 2011 and are expected to increase by a further 25% in fiscal 2012.

The inflation rate in PNG has been relatively flat in recent years at around 7%, ending fiscal 2011 at 9.6%. Rising fuel and food prices contributed to the result as did the historically low level of the PGK/A$ cross rate which led to imported inflation. While the PNG central bank has implemented measures aimed at addressing inflationary pressure, higher fuel prices, ongoing government spending and rising domestic demand, along with the construction of the LNG plant, are still present and will continue to keep upward pressure on inflation.

Harmony’s profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.

The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits.

Harmony has operations in South Africa and PNG. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect an investment in Harmony. It is difficult to predict the future political, social and economic direction in these countries, or any other country in which Harmony operates, and the impact government decisions may have on its business.

Actual and potential shortages of production inputs may affect Harmony’s operations and profits.

Harmony’s operational results may be affected by the availability and pricing of consumables such as fuel, chemical reagents, explosives, steel and other essential production inputs. Issues with regards to availability of consumables may result from shortages as well as long lead times to deliver, which could result in production delays and production shortfalls. These shortages and delayed deliveries may be experienced where industrial action affects Harmony’s suppliers. These issues could also affect the pricing of the consumables, especially if shortages are experienced. The price of consumables may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption to the supply of any of these consumables would require Harmony to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these consumables would increase operating costs and affect production considerations.

We compete with mining and other companies for key human resources.

Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with historically disadvantaged South Africans (“HDSAs”), women in mining in South Africa, and recruiting and training local landowners in PNG. The global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. Despite various initiatives, there can be no assurance that we will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be affected. See Item 6. “Employees”.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes. Significant labor disruptions have affected our operations and financial condition before and we are not able to predict whether we will experience significant labor disputes in future.

South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See Item 6. “Employees”.

We are required to submit a report under South African employment law detailing the progress made towards achieving employment equity in the workplace. If this report is not submitted, we could incur substantial penalties.

Developments in South African employment law may increase our cash costs of production or alter our relationship with our employees and trade unions, which may have an adverse effect on our business, operating results and financial condition.

HIV/AIDS poses risks to us in terms of productivity and costs.

The HIV/AIDS epidemic in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce over the next several years, this may have an adverse impact on our operations, projects and financial condition.

See Item 4. “Regulation — Health & Safety Matters”.

The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future.

Harmony’s operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens. The present Mine Health and Safety Act 29 of 1996 imposes various duties on mines and grants the authorities broad powers to, among others, close unsafe mines and order corrective action on health and safety matters. Operations in PNG are subject to the following laws and regulations: PNG Mining Act 1992, PNG Mining Safety Act 1997, PNG Mining Safety Regulation 1935 (updated 2006) and PNG Environment Act 2000.

There is a risk that the cost of providing health services and implementing various programs could increase in future, depending on changes to underlying legislation and the profile of its employees. This increased cost, should it transpire, is currently indeterminate.

The Occupational Diseases in Mines and Works Act 78 of 1973 (“ODIMWA”) governs the payment of compensation and medical costs for certain illnesses contracted by people employed in mines or at sites where activities ancillary to mining are conducted. The principles of compensation under ODIMWA are currently being tested in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case. Please see Item 8. “Financial Information — Legal Proceedings” for further information. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation. Should Harmony be unsuccessful in defending any claims that may be lodged, it would have an adverse impact on the Company’s financial condition.

Laws governing mineral rights affect our business.

Our operations in South Africa and PNG are subject to legislation regulating mineral rights and mining those rights. In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act 2002 (“MPRDA”) and in PNG by the Mining Act of 1992 (PNG). See Item 4. “Regulation — South Africa” for a description of the principal objectives set out in the MPRDA.

Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and then renewable for periods not exceeding 30 years each), provided that mining companies applied for new-order mining rights over existing operations within five years of May 1, 2004 or before the existing right expires, whichever was the earlier date and fulfill requirements specified in the MPRDA and the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry (“Mining Charter”).

The licenses for all of our South African operations have been granted. We will be eligible to apply for new licenses over existing operations, provided we comply with the MPRDA. Failure to comply with the conditions of the mining licenses could have a material adverse effect on our operations and financial condition.

The Mining Charter was signed by government and stakeholders in October 2002, and contains principles relating to the transfer, over a ten-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs as defined in the Mining Charter. An interim target of 15% HDSA participation over five years was also set and the South African mining industry committed to securing financing to fund participation by HDSAs totaling R100 billion in the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve target participation of 26%. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a scorecard, in which the levels of compliance with the objectives of the Mining Charter can be “ticked off” after five and ten years, respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production, such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resources and skills development; employment equity; procurement and beneficiation. In addition, the Mining Charter addresses socio-economic issues, such as migrant labor, mine community and rural development and housing and living conditions.

Following a review of progress made by the mining industry after five years of implementing the provisions of the Mining Charter, the Department of Mineral Resources (“DMR”) released the Revised Mining Charter on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by 2014 has been retained. Amendments in the Revised Mining Charter include, inter alia, the requirement by mining companies to:

(i)	facilitate local beneficiation of mineral commodities;

(ii)	procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will exclude non-discretionary procurement expenditure;

(iii)	achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level;

(iv)	invest up to 5% of annual payroll in essential skills development activities; and

(v)	implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.

All these targets must be achieved by 2014.

In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The revised scorecard makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights. Harmony obtained all of its licenses three years ago and has no reason to believe that our mining licenses will be cancelled or suspended. Harmony will incur costs in meeting its obligations under the Revised Mining Charter and Scorecard.

The MPRDA also makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008). The Act provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For fiscal 2011, the average royalty rate for our South African operations was 0.63% of gross sales.

The Mining Act of 1992 (PNG) is based on Australian legislation. Accordingly, mineral rights in PNG also belong to the government of PNG which has a statutory right to obtain a participating interest of up to 30% in mining development projects. The government then issues and administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production. The types of tenements issued include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement.

Harmony’s PNG mining operation is subject to a 2% royalty payment to the government of PNG. If we want to expand any of our initiatives in PNG into additional areas under exploration, these operations would need to convert the existing exploration licenses prior to the start of mining and that process could require landowner title approval. There can be no assurance that any approval would be received.

Please also see Item 4. “Regulation” for further information.

We are subject to extensive environmental regulations.

As a gold mining company, Harmony is subject to extensive environmental regulation. We expect the trend of rising production costs due to compliance with South African and PNG environmental laws and regulations to continue.

The MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of the Company’s prospecting and mining operations on the environment. On the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization, Harmony will remain liable for compliance with the provisions of various relevant regulations, including any rehabilitation obligations. This liability will continue until the appropriate authorities have certified that the Company has complied with such provisions.

Estimates of ultimate closure and rehabilitation costs are significant and based principally on current legal and regulatory requirements that may change materially. Environmental provisions are accrued when they become known, probable and can be reasonably estimated. In future, Harmony may incur significant costs for compliance with increasingly stringent requirements being imposed under new legislation. This may include the need to increase and accelerate expenditure on environmental rehabilitation and to alter environmental provisions, which could have a material effect on its results and financial condition. Harmony may also face increased environmental costs should other mines in the vicinity fail to meet their obligations on pumping or treatment of water. Also impacting on the financial condition of the Company is the requirement by the DMR for cash collateral or guarantees for Harmony’s environmental obligations.

The South African government has reviewed requirements imposed on mining companies to ensure environmental restitution. For example, following the introduction of an environmental rights clause in South Africa’s constitution, a number of environmental legislative reform processes have been initiated. Legislation passed as a result of these initiatives has tended to be materially more onerous than previous laws in South Africa. Examples of such legislation include the MPRDA, the National Nuclear Regulator Act 1999, the National Water Act of 1998 and the National Environmental Management Act 1998, which include stringent ‘polluter pays’ provisions. The adoption of these or additional or more comprehensive and stringent requirements, particularly for the management of hazardous waste, pollution of ground and groundwater systems and duty to rehabilitate closed mines, may result in additional costs and liabilities.

Harmony’s PNG operations are also subject to various laws and regulations relating to protection of the environment, which are similar in scope to those of South Africa. The Environment Act 2000 governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have an adverse impact on the environment. This statement must be lodged with the Department of Environmental Conservation where, for large projects, it may be forwarded to Environment Council for review. Public consultation is an integral part of this review.

See Item 4. “Regulation — Environmental Matters” for further discussion on the applicable legislation and our policies on environmental matters.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a result of public concern about the perceived ill effects of economic globalization, businesses in general and large international companies such as Harmony, in particular, face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that while they seek a satisfactory return on investment for shareholders, other stakeholders including employees, communities surrounding operations and the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to mitigate and/or manage their impact on such communities and the environment. Specifically at our PNG operations, cognizance of landowner rights may require measures that could include agreed levels of compensation for any adverse impact the mining operation may continue to have on the community. The cost of these measures could increase capital expenditure and operating costs and therefore impact Harmony’s operational results and financial condition.

Compliance with emerging climate change regulations could result in significant costs for Harmony, and climate change may present physical risks to our operations.

Greenhouse gases (“GHGs”) are emitted directly by Harmony’s operations and indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to Harmony’s operations. There are currently a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, in various phases of discussion or implementation. Both South Africa and PNG are non-Annex I countries and therefore do not have emission reduction targets under the Kyoto Protocol in the first commitment period, ending 2012.

After the climate summit in Copenhagen in December 2009, South Africa committed to 30% clean energy by 2025 with the vision that South Africa’s GHG emissions would peak by 2020-2025 at the latest, plateau for a decade and then decline by 40% by 2050. The South Africa government published a climate change response green paper in November 2010 and a carbon tax discussion paper in December 2010. The policy process, culminating in the publication of a climate change response white paper, is expected later in 2011, with GHG legislation likely to be enacted after that. An emissions trading discussion paper is expected during 2011. It is possible that legislation to cap national emissions, introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax will be enacted, though timing of this is uncertain.

The largest portion of GHG emissions is predominantly electricity related, with electricity expenditure amounting to 15% of Harmony’s operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, within reason, will not affect Harmony as significantly as regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.

The South African government is exploring implementing a carbon tax to offset carbon emissions in the country. A discussion paper on carbon taxation was published by the South African government in December 2010. This discussion paper mentions a potential carbon tax of R75 – R200 per tonne of CO2 emitted.

The aim is to reduce emissions in terms of South Africa’s commitment made at the Copenhagen conference. The proposed tax follows the undertaking by government to reduce South Africa’s carbon footprint by an ambitious 34% by 2020.

The South African National Treasury has established a working group comprising a number of different industries to evaluate the impact of this proposed tax on the different sectors of industry. Harmony is participating in this initiative, as is the Chamber of Mines.

As our current mines have a life expectancy of up to 25 years, we are undertaking capital projects to sustain and increase production at Phakisa, Doornkop, Kusasalethu, Tshepong and Hidden Valley operations. These expansions will extend our mining operations by ten years or more, by which time GHG regulations are expected to be a permanent feature of the global economy. Future climate change regulation will therefore need to be considered for all Harmony’s extensions and acquisitions. All new greenfields and brownfields projects are required by company policy to consider the impact of climate change in their design and planning.

Harmony is also likely to be exposed to GHG emission regulation thresholds, specifically leakage from refrigerant gas use. Harmony will therefore be required to manage CFC-free refrigerant gas, and will consider using absorption chillers. This could have cost implications for the Company.

In addition, Harmony’s operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt Harmony’s operations and rehabilitation efforts, and could increase health and safety risks at operations. In addition, such events or conditions could have adverse effects, such as increased disease prevalence, on Harmony’s workforce and communities close by.

See Item 4. “Environmental Matters” for disclosure regarding our GHG emissions.

Our operations in South Africa are subject to water use licenses, which could impose significant costs.

Under South African law, Harmony’s local operations are subject to water use licenses that govern each operation’s water use. These licenses require, among other issues, that mining operations achieve and maintain certain water quality limits for all water discharges, where these apply. The majority of our South African operations are lawful users with existing water permits in terms of the Water Act of 1954. Nevertheless, the South African operations have applied to the relevant regional directors for water use licenses in terms of the National Water Act, 1998. Submissions were made as early as 2003 and Harmony has been working closely with the regional directors in the review process; a number of our operations have been issued with licenses or draft licenses.

We anticipate that the conditions of the licenses may require Harmony to consider and implement alternate water management measures that may have a significant cost implication for our business. Any failure on Harmony’s part to achieve or maintain compliance with the requirements of these licenses for any of its operations may result in Harmony being subject to penalties, fees and expenses or business interruption due to revoked water licenses. Any of these could have a material effect on our business, operating results and financial condition.

See Item 4. “Regulation — Environmental Matters” for disclosure regarding our water usage and management.

We may have exposure to rehabilitate potential groundwater pollution, which may include salination, and radiation contamination that may exist where we have operated or continue to operate.

Due to the interconnected nature of mining operations, any proposed solution for potential flooding and decant risk posed by deep groundwater needs to be a combined one supported by all mines located in the goldfields and government in the event of legacy issues. As a result, the DMR and affected mining companies are involved in developing a regional mine closure strategy. In view of limited current information, no reliable estimate can be made for this possible obligation, which could be material and have an adverse impact on Harmony’s financial condition.

Harmony has initiated analytical assessments to identify, quantify and mitigate impacts, should they arise. Numerous scientific, technical and legal studies are under way to assist in determining the magnitude of possible contamination of groundwater and to find sustainable remediation solutions. Harmony has instituted processes to reduce possible future potential seepage and it has been demonstrated that monitored natural attenuation by the existing environment will contribute to improvement in some instance. The ultimate outcome of the matter cannot presently be determined and no provision for any potential liability has been made in the financial statements. Should these costs be significant, this could have a material impact on Harmony’s operational results and financial condition.

Investors in the United States may have difficulty bringing actions, and enforcing judgments, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.

We are incorporated in South Africa. Each of our directors and executive officers (and our independent registered public accounting firm) resides outside the United States. Substantially all of the assets of these persons and substantially all our assets are located outside the United States. As a result, it may not be possible for investors to enforce a judgment against these persons or ourselves obtained in a court of the United States predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

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

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, new SEC regulations and other listing regulations applicable to us are subject to change and can create uncertainty for companies like us. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In terms of Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15. “Disclosure Controls and Procedures” for management assessment as of June 30, 2011. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.

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

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is a perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares, ADSs or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings of additional ADS rights, letters of allocation or similar securities at any time or from time to time in the future.

Because we have a significant number of outstanding share options, our ordinary shares are subject to dilution.

We have employee share option schemes as well as other share schemes. The employee share option schemes came into effect in 2001, 2003 and 2006. Our board has authorized up to 14% of the issued share capital to be used for these plans. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through share schemes.

We may not pay dividends or make similar payments to our shareholders in the future.

Harmony’s dividend policy is to pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act 71 of 2008 (as amended) including its Regulations (the “Companies Act”) and our Articles of Association. Cash dividends or other similar payments may not be paid in the future.

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

Item 4. INFORMATION ON THE COMPANY

BUSINESS

History and Development

We conduct underground and surface gold mining and related activities, including exploration, processing and smelting. We are currently the third largest producer of gold in South Africa, producing approximately one-fifth of the country’s annual gold output, and we ranked among the largest gold producers in the world, with operations and projects in South Africa and PNG. Our gold sales were approximately 1.3 million ounces of gold in fiscal 2011. As at June 30, 2011, our mining operations reported total proven and probable reserves of 41.6 million ounces, primarily from South African sources. In fiscal 2011, we processed approximately 21.3 million tons of ore.

In fiscal 2011, 92% of our total gold production took place in South Africa. In fiscal 2011, approximately 90% of our South African gold came from underground mines, and approximately 10% came from our surface operations (which include the Kalgold opencast operation and the Phoenix operation). For more detailed information about our activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, see Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum and Articles of Association”.

The majority of our exploration and evaluation done during fiscal 2011 has been focused on PNG. Our PNG exploration and evaluation opportunities are handled through the international office in Brisbane, Australia. Exploration in South Africa focused on Joel North and Poplar (north-west of Evander 8).

We were incorporated and registered as a public company in South Africa on August 25, 1950 (under registration number 1950/038232/06). We have expanded from a single lease-bound mining operation into an independent, world-class gold producer. From 1997 to 2004, we acquired additional mineral rights in the Free State, Mpumalanga, Gauteng and North West provinces in South Africa through various mergers and acquisitions. In our most recent transaction in fiscal 2010, we acquired the President Steyn 1 and 2 shafts, Loraine 3 shaft, Freddies 7 and 9 shafts as well as the President Steyn gold plant, collectively known as the Pamodzi Free State assets, from Pamodzi Gold Free State (Proprietary) Limited (In Liquidation) (“Pamodzi FS”). See Item 4. “Principal Investments”. These shafts have been included in the Bambanani and Target operations. In building our international portfolio, we acquired Hill 50 and New Hampton in Western Australia in 2001 and 2002, respectively, and started our exploration portfolio in PNG with projects in the Morobe province originally through our acquisition of Abelle in 2003. In the past three years, we disposed of several operations in South Africa and Australia, as well as 50% of our interests in gold and copper assets in PNG. See Item 4. “Disposals”.

Our principal executive offices are located at Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa and the telephone number at this location is +27-11-411-2000.

Business overview

South African Operations

In South Africa, we operate a total of ten underground operations, several surface operations including an opencast mine, and nine processing plants which are located in all of the currently known goldfields in the Witwatersrand basin of South Africa as well as the Kraaipan Greenstone Belt. These operations produced approximately 1.2 million ounces in fiscal 2011, and South Africa represented approximately 94% (or 39.1 million ounces) of our total proven and probable reserves. The deep level gold mines are located in four provinces in this basin, being the Free State province, Mpumalanga, the West Rand Goldfields in Gauteng province and the North West province. Surface operations are located in all these provinces.

Ore from the shafts and surface material are treated at nine metallurgical plants in South Africa, located near the operations (five in the Free State province, two in the North West province, one in Mpumalanga and one in Gauteng). We are currently demolishing three plants in the Free State — the Virginia plant’s demolishment is almost completed, while the process for Steyn plant will continue until fiscal 2012; the demolishment of St Helena Plant has started and will continue until the beginning of fiscal 2014. In addition, Winkelhaak plant at the Evander operations was placed on care and maintenance during fiscal 2010, and the demolishment of the plant is in progress and will be completed in the first half of 2012.

Each operation, consisting anywhere from a single shaft to a group of shafts, is managed by a team headed up by a general manager. See “— Harmony’s Management Structure” below.

Operations are classified as “Underground” or “Surface” with the reportable segments in South Africa being as follows:

•

Bambanani (includes Steyn 1 and 2 shafts), Doornkop, Evander, Joel, Kusasalethu, Masimong, Phakisa, Target (includes Loraine 3, now known as Target 3), Tshepong and the Virginia operations (the Cooke operations have been disclosed under discontinued operations until the time of its disposal in November 2008); and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” and “Other — Surface”.

International Operations

Our interests internationally are currently located in PNG and represent 6% (or 2.5 million ounces) of our total proven and probable reserves.

PNG operations

In PNG, through our wholly-owned PNG-based subsidiaries, Morobe Consolidated Goldfields Limited (“Morobe Consolidated Goldfields”), Wafi Mining Limited (“Wafi”), Morobe Exploration Limited (“MEL”) and Harmony Gold (PNG) Exploration Limited (“HGEL”) we own development and exploration prospects.

In August 2008, Newcrest Mining Limited (“Newcrest”) acquired a 30.01% interest in our assets and tenements in the Morobe Province through the Morobe Mining Joint Venture (“MMJV”). By the end of fiscal 2009, Newcrest had earned an additional 19.99% in terms of the farm-in agreement, resulting in Newcrest and us each owning a 50% interest in MMJV. Through MMJV, we continued with the process of building the Hidden Valley mine, with partial commissioning of the plant completed by the end of fiscal 2009. The plant was fully commissioned during the June 2010 quarter. The pre-feasibility study at Wafi Golpu commenced during fiscal 2011 and is expected to be completed by June 2012. We are also continuing with exploration at three key project sites which are 100% owned, being Mt Hagen, Amanab and Tari.

Australian operations

During fiscal 2011 we disposed of our interests in Australia, which consisted solely of one site located at Mount Magnet in Western Australia. This site was closed down and the plant placed on care and maintenance in December 2007. During fiscal 2009, we started an intensive drilling program at Mount Magnet and carried out feasibility studies in order to support our decision to either resume mining operations or sell it. A decision was taken by management during May 2010 to sell Mount Magnet, and at June 30, 2010, Mount Magnet was disclosed as held for sale and discontinued operation. We entered into a Share Sales Agreement with Ramelius for a total consideration of A$35.3 million (US$31.6 million) in cash plus replacement environmental bonds of A$4.7 million (US$4.2 million) totaling A$40.0 million (US$35.8 million) consideration. Final settlement of the transaction took place in July 2010.

Strategy

Our strategy is to deliver long-term value by creating a sustainable company, capable of generating earnings that fund dividends and growth — a company with free cash flow. This strategy has as its overall goal the production of 1.8 to 2 million safe and profitable ounces of gold by 2015 (excluding any future acquisitions or disposals).

We have invested significant capital in developing and commissioning gold mining assets in South Africa. Harmony has undertaken a number of strategic initiatives in recent years with the aim of achieving robust and sustainable financial results, with better controlled cash costs and improved grade.

Three key objectives underpin our strategy, namely:

•	growth in quality, through our growth assets and geographic diversification;

•	growth through partnerships and exploration; and

•	optimizing our asset portfolio by improving cash costs and productivity.

Our emphasis is on safe, profitable ounces and important steps have been taken to ensure that these goals are and will be met. To ensure this we have:

•	closed high-cost mines to give us a better mix of assets;

•	commissioned gold mines in South Africa and in PNG;

•	tailored each mine’s business plan to its individual requirements;

•	aimed to address ongoing industry challenges. Please see Item 3. “Risk Factors” for further information;

•	aimed to improve production and productivity; and

•	increased our exploration exposure.

Principal Investments

We have concluded several strategic transactions within and outside South Africa in the last three fiscal years, which are summarized below.

During fiscal 2010, we acquired the President Steyn 1 and 2 shafts, Loraine 3 and the Freddies 7 and 9 shafts, along with the President Steyn gold plant, collectively known as the Pamodzi Free State assets, for R405 million (US$53 million). The assets were acquired from Pamodzi FS, a subsidiary of Pamodzi Gold Limited (“Pamodzi”), which is an associate of Harmony and has been placed in liquidation.

During fiscal 2009, we reached an agreement with Africa Vanguard Resources (Doornkop) (Proprietary) Limited (“AVRD”) to re-acquire AVRD’s 26% interest in the Doornkop mining right. In March 2010, the condition precedent to the agreement became effective. As a result the 26% interest in the Doornkop mining right was transferred from AVRD to Harmony in exchange for our repayment of the Nedbank loan of R244 million (US$33.4 million) and the issue of 2,162,359 Harmony ordinary shares. Under the terms of the agreement, 975,419 of these shares are to remain in escrow until May 2014.

In August 2009, we acquired 100% interest in two new exploration tenements, the Mount Hagen and Amanab Projects, in PNG.

On April 17, 2009, we exchanged our interest in Dioro for shares in Avoca Resources Limited (“Avoca”). See Item 4.”Disposals”. In terms of the offer by Avoca, we received one Avoca share for every three Dioro shares held. The market value of the Avoca shares on the date was US$4.2 million (A$1.50 per share).

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

Disposals

During September 2010, Harmony concluded an agreement with Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”) for the cancellation of the Freegold farm-in option in exchange for Wits Gold shares. The conditions precedent were fulfilled on November 5, 2010 and Harmony received 4,376,194 shares in Wits Gold valued at R275 million (US$41 million).

On July 20, 2010, the conditions precedent for the sale of the Mount Magnet operation were fulfilled. A total consideration of A$35.3 million (US$31.6 million) was received from Ramelius in exchange for 100% of the issued share capital in Mount Magnet.

In June 2010, the group sold the Jeanette prospecting rights to Taung Gold Limited (“Taung”) for a total consideration and profit of R75 million (US$10 million).

On January 18, 2010, we disposed of our investment in our Australian subsidiary, Big Bell Operations (Proprietary) Limited to Fulcrum Resources (Proprietary) Limited (“Fulcrum”) for A$3.5 million (US$3.2 million) in cash and replacement environmental bonds of A$3.2 million (US$3.0 million), resulting in total consideration of A$6.7 million (US$6.2 million).

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

Our gold-focused exploration program has two components:

•	on-mine exploration, which looks for resources within the economic radius of existing mines; and

•	new mine exploration, which is the global search for early to advanced stage projects.

Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.

We conduct exploration activities on our own or with joint venture partners. As at June 30, 2011, our prospecting interest in South Africa measured 69,942 hectares (172,824 acres) and 1,198,400 hectares (2,961,311 acres) in PNG. We spent US$57 million on exploration in PNG and South Africa in fiscal 2011. In fiscal 2012, we intend to carry out exploration in PNG and at Masimong in South Africa.

Mining

The mining process can be divided into two main phases: (i) accessing the orebody; and (ii) mining the orebody. This basic process applies to both underground and surface operations.

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

In most of our metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using the CIL or CIP processes. Gold in solution at one of our plants is recovered using zinc precipitation. Recovery of the gold from the loaded carbon takes place by elution and electro-winning. Cathode sludge or dore bars produced from electro-winning are currently sent directly to the Rand Refinery. Most of the South African plants no longer use smelting to produce rough gold bars (dore). Our South African zinc precipitation plants continue to smelt precipitate to produce rough gold bars. These bars are then transported to the Rand Refinery, which is responsible for refining the bars to a minimum of good delivery status.

All the production from our South African operations is sent to the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. The Australian and PNG gold production for fiscal years 2009 to 2011 was refined in Australia at an independent refiner, The Perth Mint Australia.

Harmony’s Management Structure

We have a de-centralized management structure that is based on small, empowered management teams led by General Managers at each of our operations. In South Africa, the General Managers report to the Chief Operations Officers, and are responsible for business optimization, mineral reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations. The General Managers are supported by a Mineral Reserve Manager, a Financial Manager, a Human Resources Manager and a Technical Manager in ensuring the growth and long-term sustainability of the operations

Morobe Mining Joint Venture consists of three unincorporated joint ventures (Hidden Valley Mine Joint Venture (“HVJVM”), Wafi-Golpu Mine Joint Venture (“WGMJV”) and Morobe Exploration Joint Venture (“MEJV”) which are owned 50/50 by respective Harmony and Newcrest 100% owned subsidiaries (“owners”).

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

Capital Expenditures

Capital expenditures for continuing operations incurred for fiscal 2011 amounted to US$444 million compared with US$442 million in fiscal 2010 and US$487 million for fiscal 2009. During fiscal 2011, capital expenditure at Kusasalethu and Phakisa each accounted for 12% of the total, with expenditure at PNG and Target accounting for 11% and 14% respectively. For fiscal 2010, the capital development at PNG accounted for 16% of the total, with development at Phakisa and Kusasalethu accounting for 14% and 13%, respectively. Capital development also took place at the Doornkop South Reef Project and Tshepong Sub 71 Declines, as well as at the newly acquired President Steyn and Loraine shafts. The capital expenditure, including the non-cash portion, in fiscal 2009 was primarily related to the development of the PNG assets, which accounted for 41% of the project capital expended. The majority of this development was funded by Newcrest in terms of the farm-in agreement. Capital was also expended on the Doornkop South Reef Project, Tshepong Sub 71 Decline, as well as Phakisa and the Kusasalethu New Mine.

The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Construction at these projects has been completed in certain areas, and production, if not yet at full capacity, has started from these areas at all our current growth projects. Capital will still be expended at these projects in the next two to three years to complete construction. During fiscal 2011, the capital expenditure was funded from the Company’s cash reserves, as well as by the loan facility from Nedbank.

Capital expenditure for discontinued operations, incurred for fiscal 2011 and 2010 totaled US$nil, compared with US$10 million for fiscal 2009.

We have budgeted approximately US$537 million for capital expenditures in fiscal 2012. Details regarding the capital expenditures for each operation are found in the individual mine sections under Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed.

Reserves

As at June 30, 2011, we have declared proven and probable reserves of 41.6 million ounces, broken down as follows: 39.1 million ounces in South Africa and 2.5 million ounces in PNG. Of our 41.6 million ounces of mineral reserves, 6.8 million ounces are classified as below infrastructure (that is, reserves for which capital expenditure has yet to be approved). There has been a 6.5 million ounces year-on-year negative variance in mineral reserves due to the following reasons:

•	normal depletion of 1.5 million ounces;

•	mine closures and the exclusion of projects previously included in reserves (Poplar and Libra) resulted in a decrease of 4.7 million ounces;

•	geology and scope changes resulted in an increase of 0.9 million ounces; and

•	a decrease of 1.2 million ounces of mineral reserves from the exclusion of Rand Uranium (attributable interest of 40%) which has been classified as held for sale.

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

For the reporting of Mineral Reserves at our South African and PNG operations, we use a gold price of US$1,150 per ounce. An exchange rate of R7.57 per U.S. dollar is used for South Africa and for PNG an exchange rate of US$0.75 per Australian dollar is used giving a gold price of R280,000 per kilogram and A$1,133 per ounce, respectively. These gold prices have also been used in mine planning.

In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. This is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R280,000 per kilogram;

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).

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

See the table below in this section for the cut-off grades and cost per tonne for each operation.

The mineral reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The mineral flow-related modifying factors used to convert the mineral resources to mineral reserves through the life-of-mine planning process are stated for each individual operation. For these factors, historical information is used, except if there is a valid reason to do otherwise. Because of depth and rock engineering requirements, some shafts design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for unpaid and geological losses.

Our standard for narrow reef sampling with respect to both proven and probable reserve calculations for underground mining operations in South Africa is applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target operations, our standard for sampling with respect to both proven and probable reserves are fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. The Kalgold opencast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailing dams (slimes and sand) for which random sampling is used.

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

Our mining operations’ reported total proven and probable reserves as of June 30, 2011 are set out below:

Mineral Reserves statement (Imperial) as at June 30, 2011

OPERATIONS	PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
GOLD	Tons	Grade	Gold oz(1)	Tons	Grade	Gold oz(1)	Tons	Grade	Gold oz(1)
	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)
South Africa Underground
Bambanani	3.6	0.333	1,195	0.1	0.212	12	3.7	0.331	1,207
Joel	1.5	0.182	268	1.8	0.146	262	3.3	0.163	530
Masimong	5.7	0.159	905	1.5	0.158	245	7.2	0.159	1,150
Phakisa	1.9	0.221	421	19.1	0.248	4,743	21.0	0.246	5,164
Target	7.8	0.159	1,243	9.2	0.162	1,492	17.0	0.161	2,735
Tshepong	15.1	0.153	2,302	9.0	0.153	1,377	24.1	0.153	3,679
Virginia (Unisel)	2.0	0.139	285	1.2	0.130	149	3.2	0.136	434
Doornkop	3.1	0.099	315	6.4	0.098	627	9.5	0.099	942
Kusasalethu	13.8	0.202	2,790	23.4	0.187	4,383	37.2	0.193	7,173
Evander	2.6	0.219	571	1.1	0.226	252	3.7	0.221	823
Evander (below infrastructure)	—	—	—	28.8	0.236	6,790	28.8	0.236	6,790
Total South Africa Underground	57.1	0.180	10,295	101.6	0.200	20,332	158.7	0.193	30,627

South Africa Surface
Kalgold	20.5	0.024	492	7.8	0.025	193	28.3	0.024	685
Free State Surface	405.6	0.008	3,111	637.0	0.007	4,307	1,042.6	0.007	7,418
Evander Surface	—	—	—	43.7	0.009	409	43.7	0.009	409
Total South Africa Surface	426.1	0.008	3,603	688.5	0.007	4,909	1,114.6	0.008	8,512

Total South Africa	483.2		13,898	790.1		25,241	1,273.3		39,139

Papua New Guinea (2)
Hidden Valley	4.0	0.052	211	29.5	0.048	1,405	33.5	0.048	1,616
Hamata	—	—	—	2.7	0.061	166	2.7	0.061	166
Golpu	—	—	—	39.0	0.018	694	39.0	0.018	694
Total Papua New Guinea	4.0	0.052	211	71.2	0.032	2,265	75.2	0.033	2,476

GRAND TOTAL	487.2		14,109	861.3		27,506	1,348.5		41,615

In addition to the gold reserves, we also report our attributable reserves for silver, copper and molybdenum from our PNG operations. Metal prices are assumed at US$24/oz for silver, US$4.45/lb for copper and US$24/lb for molybdenum.

SILVER	Tons	Grade	Silver oz (1)	Tons	Grade	Silver oz (1)	Tons	Grade	Silver oz (1)
	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)	(million)	(oz/ton)	(000)
Papua New Guinea (2)
Hidden Valley	4.0	0.853	3,447	29.5	1.032	30,457	33.5	1.010	33,904

COPPER	Tons	Grade	Cu lb (1)	Tons	Grade	Cu lb (1)	Tons	Grade	Cu lb (1)
	(million)	(%)	(million)	(million)	(%)	(million)	(million)	(%)	(million)
Papua New Guinea (2)
Golpu	—	—	—	39.0	0.998	858	39.0	0.998	858

MOLYBDENUM	Tons	Grade	Mo lb (1)	Tons	Grade	Mo lb (1)	Tons	Grade	Mo lb (1)
	(million)	(lb/ton)	(million)	(million)	(lb/ton)	(million)	(million)	(lb/ton)	(million)
Papua New Guinea (2)
Golpu	—	—	—	39.0	0.231	9	39.0	0.231	9

URANIUM	Tons	Grade	U3O8 lb (1)	Tons	Grade	U3O8 lb (1)	Tons	Grade	U3O8 lb (1)
	(million)	(lb/ton)	(million)	(million)	(lb/ton)	(million)	(million)	(lb/ton)	(million)
Masimong	2.9	0.376	1	3.7	0.355	1	6.6	0.364	2
Phakisa	2.7	0.320	1	18.4	0.269	5	21.1	0.276	6
Tshepong	7.2	0.189	1	14.8	0.217	3	22.0	0.208	4
Grand total	12.8	0.259	3	36.9	0.257	9	49.7	0.257	12

(1)

Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.

(2)	Represents Harmony’s attributable interest of 50%

Note: 1 ton = 907 kg = 2,000 lbs

Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section. Cost per tonne and cut-off grade per operation is as follows.

OPERATIONS	UNDERGROUND OPERATIONS		SURFACE AND MASSIVE MINING
GOLD	Cut-off	Cut-off	Cut-off	Cut-off
	grade (cmg/t)	cost (R/Tonne)	grade (g/t)	cost (R/Tonne)
South Africa Underground
Bambanani	1,600	1,640	—	—
Joel	748	978	—	—
Masimong	942	1,019	—	—
Phakisa	600	1,073	—	—
Target	701	1,102	4.85	1,095
Tshepong	650	1,069	—	—
Virginia (Unisel)	975	1,000	—	—
Doornkop	676	598	—	—
Kusasalethu	782	1,172	—	—
Evander	1,196	1,286	—	—
Evander (below infrastructure)	600	688	—	—
South Africa Surface
Kalgold	—	—	0.56	173
Free State Surface	—	—	0.125	25
Evander Surface	—	—	0.207	28

	Cut-off	Cut-off cost	Cut-off	Cut-off cost
	%Cu	(A$/Tonne)	grade (g/t)	(A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.800	20.4
Hamata	—	—	0.700	20.4
Golpu	0.3%	22.0	—	—

SILVER	Cut-off	Cut-off cost	Cut-off	Cut-off cost
	%Cu	(A$/Tonne)	grade (g/t)	(A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.800	20.4

COPPER
Papua New Guinea
Golpu	0.3%	22.0	—	—

MOLYBDENUM
Papua New Guinea
Golpu	0.3%	22.0	—	—

Notes on Cut-off:

1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).

Notes on Cut-off cost:

Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.

Notes on Copper:

Cut-off is stated in % Cu

Notes on Golpu:

Cut-off is based on 0.3% copper : molybdenum and gold mined as by-product.

Worldwide Operations

Description of Property

The following is a map of our worldwide operations:

Our operational mining areas in South Africa are set forth below:

	Hectares	Acres
Doornkop	2,941	7,267
Kusasalethu	5,113	12,634
Free State (includes Masimong and Virginia operations)	22,583	55,802
Tshepong and Phakisa	10,799	26,683
Bambanani	2,356	5,821
Joel	2,162	5,342
St Helena	5,856	14,470
Kalgold	615	1,520
Evander	36,898	91,174
Target (includes Loraine)	7,952	19,649
Loraine 3, 7 & 9	1,888	4,665
Steyn 1 & 2	3,087	7,628
Total	102,250	252,656

In PNG, we hold tenements as set forth below:

	Hectares	Acres
PNG (50% - JV Interest)	472,600	1,167,820
PNG (Harmony exploration outside of JV)	725,800	1,793,491
Total International Operations	1,198,400	2,961,311

TOTAL	1,300,650	3,213,967

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

Harmony’s Mining Operations

Overview

In South Africa, we conduct underground mining at 10 operations:

•	Bambanani (includes Steyn 1 & 2 Shafts from February 2010);

•	Doornkop;

•	Evander (Evander 8 is in operation, with Evander 2 & 5 and 7 having been placed on care and maintenance during fiscal 2010);

•	Joel;

•	Kusasalethu;

•	Masimong;

•	Phakisa;

•	Target (consists of Target 1, and as of February 2010 Loraine 3 (now Target 3) and Freddies 7 & 9 shafts);

•	Tshepong; and

•	Virginia (at June 30, 2011, Unisel was the only operating shaft. Previously also included Harmony 2, Merriespruit 1 & 3 and Brand 3 & 5).

An effective 60% interest in the Cooke operations (consists of Cooke 1, 2 and 3 Shafts) was sold on November 21, 2008 and the results for the five months up to that date have been included in discontinued operations for fiscal 2009.

We conduct surface mining at five sites (all included in “Other — Surface”):

•	Evander;

•	Free State (also known as Phoenix);

•	Freegold;

•	Kalgold; and

•	Target.

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

We previously conducted mining at Mount Magnet in Australia which was put on care and maintenance at the end of December 2007. A decision was taken by management during May 2010 to sell the operation and in July 2010 the disposal was finalized.

Underground and surface mining was conducted at the operation, with underground access through two declines and surface access principally through open-pits.

The following discussion is a two-part presentation of our operations:

•	an overview of our South African mining operations with a discussion and production analysis of each of our operating segments; and

•

an overview of our International (Australian and PNG) operations with a discussion and production analysis for each segment. We have also included a discussion on the exploration projects in the MMJV as well as for the wholly-owned projects.

Where we have translated the Rand amount budgeted for capital expenditures in fiscal 2012 into U.S. dollars, we have used the closing rate at the balance sheet date.

South African Mining Operations

Unless indicated otherwise, the discussions below are for continuing operations.

Underground

Bambanani

Introduction: We acquired Bambanani when we, in January 2002, acquired the Freegold operations from AngloGold Ashanti Limited (“Anglogold”) through a 50% joint venture with African Rainbow Minerals Gold Limited (“ARMgold”). In September 2003, we acquired 100% of these operations when ARMgold became a wholly-owned subsidiary. During February 2010, we acquired President Steyn 1 & 2 Shafts in the transaction with Pamodzi FS. These shafts have been incorporated into Bambanani. These operations are located in the Free State province. Production from the operations is processed through Harmony 1 Plant.

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

Geology: The operations are located in the Free State Goldfield, which is on the southwestern edge of the Witwatersrand basin. The Free State Goldfield is divided into two sections, cut by the north-south striking De Bron Fault. This major structure has a vertical displacement of about 1,500 meters in the region of Bambanani, as well as a lateral shift of 4 kilometers. Bambanani is to the west of the De Bron Fault. The reefs generally dip towards the east. Mining is conducted in the Basal reef.

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

Volumes in fiscal 2011 were severely affected by refrigeration constraints from September 2010 to January 2011. Following the seismic event in September, which resulted in two fatalities, we conducted a safety risk review on the remnant pillars. Mining on all remnant pillars along the major fault structure was stopped. These were very high-grade pillars, which affected the overall grade of the operation. Bambanani is preparing to mine the shaft pillar in the near future and production in the sub-shaft will therefore stop soon as the orebody in this area of the mine is almost depleted. We anticipate that the shaft pillar will be mined for around eight years from fiscal 2013.

Shaft-pillar preparation has proceeded well, with major equipping in the incline shaft set to begin in December 2011. The incline shaft is alternative infrastructure to replace the main shaft infrastructure which will be destroyed below 60 level during shaft pillar extraction. The only development left at Bambanani is capital waste meters for the shaft pillar project and follow-on development for cleaning purposes.

Mining in the decline area will end in the next six months, after which mining will take place around the high-grade shaft pillar over the next eight to ten years. Backfill will be used to minimize ground control-related risks when mining begins in the shaft pillar in 2013.

Steyn 1 consists of a main shaft and two sub-decline shafts. No mining activities have taken place at the shaft since acquisition due to an underground fire. The shaft has been placed on care and maintenance.

Steyn 2 consists of a main shaft and two sub-decline shafts. Equipping of the Steyn 2 shaft, in build-up phase, continues to improve face length flexibility. Only capital waste meters for the shaft pillar project are still outstanding.

During fiscal 2011, Bambanani accounted for 7% (9% in 2010 and 8% in 2009) of our total gold production.

Safety: Regrettably three fatalities occurred at Bambanani during fiscal 2011 (2010: one) and the lost time injury frequency rate (“LTIFR”) was reported as 10.74 per million hours worked (2010: 9.29). This is an unsatisfactory performance and more work is being done to improve safety behavior.

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

The following table sets forth processing capacity and average tons milled during the fiscal 2011 for the Harmony 1 Plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2011
	(tons/month)	(tons/month)
Harmony 1	463,000	380,417

In fiscal 2011, Harmony 1 Plant recovered approximately 95.9% of the gold contained in the ore delivered for processing. The plant had three consecutive quarters with no lost time injuries during fiscal 2011.

Production analysis:

	Fiscal Year Ended June 30,
Bambanani	2011	2010	2009
Production
Tons (‘000)	470	582	570
Recovered grade (ounces/ton)(1)	0.203	0.227	0.213
Gold produced (ounces)(1)	98,092	133,007	121,530
Gold sold (ounces)(1)	99,443	134,165	119,665
Results of operations ($)
Product sales (‘000)	131,753	146,971	102,645
Cash cost (‘000)	118,442	98,289	72,343
Cash profit (‘000)	13,311	48,682	30,302
Cash costs
Per ounce of gold ($)(1)	1,247	723	611
Capex (‘000) ($)	45,884	27,300	5,779

(1)

2,894 ounces (2010: 1,061) were produced by Steyn 2 and sold. The revenue has been credited against capital expenditure as the shaft is not in production yet. The cost of these ounces has not been included in the cash cost per ounce amount. The calculation of grade also excludes these ounces.

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

Tons milled from Bambanani decreased from 582,000 in fiscal 2010 to 470,000 in fiscal 2011. Ounces produced were 98,092 in fiscal 2011 compared with 133,007 in fiscal 2010. Grade decreased by 11% to 0.203 ounces per ton in fiscal 2011, which together with the production constraints during the first half of the year and the cessation of mining on the remnant pillars contributed to the lower production.

Cash costs per ounce for Bambanani were US$1,247 in fiscal 2011, compared with US$723 in fiscal 2010. The costs per ounce increased by 72% in fiscal 2011 compared with fiscal 2010. This was mainly due to a 26% increase in the cost of electricity, which now constitutes 28% of the total operational cost. Also contributing was an increase in labor cost, which reflects the annual salary increases of 7.5% as well as an increase in the average staff complement of 278.

The rock hoisting capacity at Bambanani is 116,000 tons per month. The average tons milled in fiscal 2011 were 39,200 tons per month where we planned 54,500 tons per month for fiscal 2011.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 3.7 million tons (1.2 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2020. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Bambanani incurred approximately R321 million (US$45.9 million) in capital expenditure in fiscal 2011, primarily to extract the shaft pillar and to equip the Steyn operations (R162 million (US$23.2 million). We budgeted R244 million (US$36.1 million) for capital expenditure in fiscal 2012, primarily for the access development for the shaft pillar extraction and the Steyn operations (R61 million (US$8.9 million)).

Doornkop

Introduction: Doornkop is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The operation is owned by Randfontein Estates Limited (“Randfontein”). Doornkop currently operates under its own mining authorization of 2,941 hectares. Production is treated at the Doornkop plant.

History: Harmony acquired this operation when it took over Randfontein in 2000.

Geology: These operations are situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the southeast plunging West Rand Syncline.

The Doornkop operation lease area is bounded by and lies to the south-east of the major north-easterly striking Roodepoort Fault, which dips to the south and constitutes the southern edge of the Witpoortjie Horst Block or Gap. This Horst Block is comprised of the stratigraphically older sediments of the West Rand Group, the overlying Central Rand Group sediments having been removed by erosion. A number of other faults, forming part of and lying southeast of the Roodepoort Fault, including the Saxon Fault, also constitute conspicuous structural breaks. A second major fault, the Doornkop Fault, which trends in an east west direction, occurs towards the southern portion of the lease area. This fault dips to the south and has an up-throw to the north. Nearly the entire upper Witwatersrand section is present in the lease area and therefore all the major zones are present, though due to the distance of the area from the fan head, the number of economic bands and their payability is limited. Eight of the well-known reefs are present in the area, but only the Kimberley Reef and South Reef are considered viable at this stage. The resource is concentrated in the Kimberley and South Reefs. The Kimberley Reef is contained in the Vlakfontein Member of the Westonaria Formation. This reef, also known as the K9 Reef horizon, rests on an unconformity and is a complex multi-pulse conglomerate, which can be separated into four facies or cycles. All four cycles consist on average of an upper conglomerate and a lower quartzite. The characteristics of every cycle are area-dependent and the grades are variable within each cycle. The South Reef is approximately 900 meters below the current Kimberley Reef mining, and between 7.5 and 60 meters above the Main Reef horizon. The hanging wall to the South Reef consists of siliceous quartzites with non-persistent bands of “blue-shot” grit and thin argillite partings. The footwall to the South Reef is a light colored and fairly siliceous quartzite. Secondary conglomerate bands and stringers in the hanging wall and footwall of the South Reef may contain sporadic gold values. The general strike of the reef is east-west, with a dip from 10 to 20 degrees. The orebody at Doornkop has a strike length of 4km and a width of 4km from west to east.

During fiscal 2011, the gathering of additional geological information from on-reef development and exploration drilling on the South Reef resulted in an increase in confidence to successfully build up maximum production. The geological, depositional, facies & evaluation models receive regular attention and are being expanded as the new data becomes available. A 3-D geological model was developed for the mine. This model incorporates the Kimberley, South & Main Reefs.

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

The Doornkop South Reef Project was announced on January 22, 2003. The project involved the deepening of the Doornkop main shaft to 1,973 meters to access the South Reef between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The estimated final capital cost is R1,793 million (US$264.5 million) with R1,606 million (US$236.9 million) spent as of June 30, 2011.

The massive improvement in year-on-year production at Doornkop reflects the production build-up on the South Reef and introduction of new trackless machinery on the Kimberley Reef during the year. The transfer of an additional 13 production crews from the closed Merriespruit 1 shaft in the December 2010 quarter supported build-up on the South Reef and preserved the jobs of employees affected by restructuring.

Tons mined from the South Reef areas accounted for 58% of total tons mined in fiscal 2011 — up from 50% the year before — while the contribution from the Kimberley Reef declined from 50% to 42%. Overall results were affected by plant constraints in the third quarter, particularly a breakdown in the thickener. A project to optimize equipment availability and the beneficiation process in the plant was launched in the final quarter of fiscal 2011, with phase 1 scheduled for completion by March 2012. The project is focused on installing or replacing equipment to minimize downtime in the plant and optimize gold recovery.

In addition, the surface rock winder was commissioned and fully automated during the year to give the shaft more flexibility to hoist rock available from underground. The conveyor belts on 212 level were commissioned and are now fully automated, and a second settler on 205 level has been commissioned. All locomotives have been fitted with anti-collision systems, enhancing safety and preventing accidents or damage to railbound equipment. The smart rail system on 192 level was installed and fully commissioned, improving ore accounting on that level. This will be rolled out to other levels in fiscal 2012.

Development meters increased by 44% or 3,868 meters from the previous year to ensure build-up in the South Reef project is achieved and targets are met. As more mining takes place on the South Reef, the level of confidence on the geology of this reef improves. Few surprises were encountered during the year in terms of geology. The exploration program to further improve confidence will continue. The conversion of the South Reef resource to reserves continued, with an increase of 236,000 ounces of gold (75%) and 1,198,619 tons (51%).

A business case conducted during the year indicated that the Kimberley Reef can add economic benefit to the operation over the life-of-mine and not only for four years as initially anticipated. The Kimberley Reef has therefore been planned over the total life-of-mine and will contribute 12% of total gold produced over that period.

During fiscal 2011, Doornkop accounted for 6% (5% in 2010 and 3% in 2009) of our total gold production.

Safety: The safety record at Doornkop during fiscal 2011 was as follows: LTFR deteriorated to 8.04 (2010: 5.50) per million hours worked. There were no fatalities at Doornkop during fiscal 2011 (2010: two). The mine achieved 1 million fatality-free shifts and 4 million fall-of-ground/fatality-free shifts during the year. The increased focus on safety has streamlined procedures and improved training, maintenance and behaviour. The fall-of-ground initiative being piloted at Doornkop and Kusasalethu has produced encouraging results, particularly from netting development sections.

Plants: The processing facilities presently comprise one operating plant, the Doornkop metallurgical plant. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which was used to treat waste rock and other surface accumulations. It is now treating all ore from underground mining at the Doornkop and some of the ore from Rand Uranium’s Cooke operations. The plant is serviced by a surface rail network from the Cooke shafts and by a conveyor belt configuration system from Doornkop shaft.

The following table sets forth processing capacity and average tons milled during fiscal 2011 for the Doornkop plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2011
	(tons/month)	(tons/month)
Doornkop	242,500	149,070

In fiscal 2011, the Doornkop plant recovered approximately 94.2% of the gold contained in the ore delivered for processing. During fiscal 2010 a split-stream configuration that isolates the Doornkop ore from the Rand Uranium ore was adopted to improve the accuracy of gold accounting to the respective companies.

Production analysis:

	Fiscal Year Ended June 30,
Doornkop	2011	2010	2009
Production
Tons (‘000)	792	595	605
Recovered grade (ounces/ton)	0.102	0.105	0.070
Gold produced (ounces)	80,763	62,694	42,150
Gold sold (ounces)	81,149	62,275	43,211
Results of operations ($)
Product sales (‘000)	111,759	68,169	38,128
Cash cost (‘000)	85,999	54,042	31,253
Cash profit (‘000)	25,760	14,127	6,875
Cash costs
Per ounce of gold ($)	1,054	822	804
Capex (‘000) ($)	41,782	45,097	43,918

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

Tons milled from Doornkop were 792,000 in fiscal 2011, compared with 595,000 in fiscal 2010. This was due to the production build-up in the South Reef and the introduction of new trackless machinery on the Kimberley Reef during the year. Recovered grade deteriorated slightly from 0.105 ounces per ton in fiscal 2010 to 0.102 in fiscal 2011. This was due to the decrease of the grade in the South Reef, which was offset by the increase in grade recovered from the Kimberley Reef. Ounces produced increased from 62, 694 in fiscal 2010 to 80,763 in fiscal 2011, reflecting the production build-up of the South Reef.

Revenue received increased from US$68.2 million in fiscal 2010 to US$111.8 million in fiscal 2011 as a result of the increase in ounce produced and the higher gold price received. Cash costs per ounce were 28% higher at US$1,054/oz, mainly due to the increase in production. Also contributing was the annual increase in labor rates of 7.5% and the 25% increase in electricity costs.

The hoisting capacity of the Doornkop shaft is 185,000 tons per month. The average tons milled in fiscal 2011 were 66,000 tons per month.

On a simplistic basis, assuming no additional resources are identified, at expected production levels, it is foreseen that: the reported proven and probable mineral reserve of 9.5 million tons (0.9 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2025.

Capital Expenditure: Harmony incurred R292 million (US$41.8 million) in capital expenditure in fiscal 2011 at Doornkop, primarily for the South Reef project (44%) and ongoing capital development (37%). The planned capital expenditure for fiscal 2012 is R291 million (US$42.9 million) for the Doornkop South Reef project and ongoing capital development.

Evander Operations

Introduction: The Evander operations are located in the province of Mpumalanga in South Africa and comprise an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines into a mining right of 36,898 hectares, and additional adjacent prospecting rights comprising 19,933 hectares. Ore is treated at the Kinross plant, after the closure of the Winkelhaak plant.

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

A due diligence of the operations during fiscal 2010 led to the conclusion that the only economically viable shaft was Evander 8. Mining operations at Evander 2 and 5 and 7 shafts ceased during the year and Evander 8 was restructured. This restructuring included the cessation of Conops, or continuous operations, in the decline section at Evander 8. The production in this section had been constrained by ventilation issues, which resulted in lower than expected production. This resulted in the decision to stop Conops as the benefit of production did not outweigh the cost of running the shaft for the extended period, as well as the effect of limited time for maintenance work on the shaft. The personnel from this area were redeployed to other areas where positions needed to be filled as a result of natural attrition. The impact on the results has been insignificant. The shaft infrastructure at Evander 7 is being utilised by Evander 8 for the pumping of water and the hoisting of rock as well as being available for use as a second escape. High temperatures underground, caused by ventilation return capacity restrictions at Evander 8 remained problematic and hampered production during the first half of fiscal 2011.

Following the feasibility study that proved the viability of Evander 8, greater attention was given to re-engineering this shaft which involves not just deepening the decline but repositioning within the payshoot for immediate access to the high-grade areas between 24 and 25 levels. The project’s parameters include the optimizing of logistics, cooling and ventilation as well as an upgrade of the refrigeration plant. The results of these initiatives started to materialize in the last quarter of fiscal 2011. During the June 2011 quarter, more mining crews were moved into the main payshoot of the decline section, where the grade is higher.

During fiscal 2011, the chilled water project was completed. This now pumps cold water from the 7 shaft refrigeration plant to 8 shaft, significantly reducing the heat load in the decline section and improving underground environmental conditions. In addition, much work went into electricity savings through load control on the compressors, and controlling the Winkelhaak water via 8 shaft. An external belting company was contracted for repairs and maintenance to conveyors on the decline, considerably reducing the number of conveyor belt breakdowns.

Ongoing improvements to ventilation at Evander will include a new raise borehole between 17 and 21 levels, more return airways and the installation of a second refrigeration plant at 18 level. This will improve both temperature and air quality, and enable Evander to operate to 25 level using the same ventilation infrastructure.

Following the closure of the Evander 2 and 5 shafts as well as the Winkelhaak plant, a short-term clean-up program commenced during fiscal 2010 at and in the vicinity of the plant. The aim of this program is to clean up any metal contained in the plant footprints, to process rock from the rock dumps in the vicinity, to rehabilitate the Winkelhaak plant, and to clean the surface rail network. In fiscal 2011, approximately 320,000 tons were treated via this program, yielding 13,889 ounces of gold. Benefits from this program are expected to contribute to Evander’s results for another year.

Potential exists at several areas in Evander:

Twistdraai and Shaft 6

•	Joint Venture with the African Precious Minerals (“APM”) was formed to explore these two target areas.

•	APM may earn in a 52% equity stake upon completion of the full bankable feasibility study for each area.

•	A conceptual study was completed and approval given during fiscal 2010 for the project to proceed to pre-feasibility.

•	Surface drilling commenced in fiscal 2011.

•	We entered into an agreement with Taung Gold Mining Limited for the sale of these assets during September 2010. Certain conditions precedent to the agreement still need to be fulfilled.

Poplar

•	Surface drilling was started in fiscal 2010 and involved drilling 25 holes (19,500 meters).

•	Results from the drilling were used to update the resource model.

•	Additional drilling is required, particularly in the south where good grades were returned and the reef is closest to the surface.

•	New scoping study to commence based on the updated model.

Rolspruit

•	This is a future mining area on the down-dip extension of the 8 shaft payshoot.

•	The resource model was updated at the same time as the Poplar model was updated.

•	A pre-feasibility study has been commissioned and is due for completion in fiscal 2012.

Project Libra

•	This is a planned surface retreatment project being considered near Evander, based on an extensive drilling program.

•	Results from drilling conducted on the Kinross, Winkelhaak and Bracken/Leslie tailings dams indicate a viable business case could be made for such a project.

•

In fiscal 2011, an initial pre-feasibility study was completed on a mini-retreatment (mini-Libra, lower-tonnage option (220,000 tons per month), using the spare capacity at the Kinross plant. Indications are that this option could be implemented at a much lower cost than the larger Libra project.

•

A feasibility study was completed in June 2011. Results confirmed a project with ten year life (this is constrained to the present Evander underground life-of-mine but could be extended to 18 years on its own) and that would require R152 million (US$22.4 million) in capital funding. If approved, mini-Libra would require a 12-month construction period.

•	Estimates are that mini-Libra could yield 12,800 ounces per annum at peak production over the ten-year duration of the operation

In fiscal 2011, the Evander operations accounted for approximately 6% (8% in fiscal 2010 and 12% in fiscal 2009) of Harmony’s total gold production.

Safety: The behavior-based safety initiatives at the Evander operations produced significant results in fiscal 2011, with an improvement in terms of LTIFR from 7.41 per million hours worked in fiscal 2010 to 3.72 during fiscal 2011. There were no fatalities at Evander during fiscal 2011 (2010: two fatalities).

Plants: Evander has one active processing plant, the Kinross plant. Ore from Evander 8 is hoisted directly to and treated at the Kinross plant, which is a hybrid CIP/CIL plant.

The following table sets forth processing capacity and average tons milled during fiscal 2011 for the operating plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2011
	(tons/month)	(tons/month)
Kinross	220,460	69,235

In fiscal 2011, the Kinross plant recovered approximately 93.5% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Evander operations	2011	2010	2009
Production
Tons (‘000)	596	869	1,241
Recovered grade (ounces/ton)	0.124	0.129	0.153
Gold produced (ounces)	74,011	111,724	190,075
Gold sold (ounces)	74,655	111,499	195,668
Results of operations ($)
Product sales (‘000)	102,611	120,092	168,180
Cash cost (‘000)	89,009	113,327	110,869
Cash profit (‘000)	13,602	6,765	57,311
Cash costs
Per ounce of gold ($)	1,186	1,018	572
Capex (‘000) ($)	28,102	23,100	23,352

Tons milled at the Evander operations were 869,000 in fiscal 2010, compared with 1,241,000 in fiscal 2009, and ounces produced 111,724 in fiscal 2010 compared with 190,075 in fiscal 2009. The decrease in tons milled is predominantly attributable to the closure of Evander 2 & 5 and 7 Shafts. Recovered grade was 0.129 ounces per ton in fiscal 2010, compared with 0.153 in fiscal 2009.

The increase in cash costs from US$572 per ounce in fiscal 2009 to US$1,018 per ounce in fiscal 2010 was attributable primarily to the decrease in gold ounces produced in fiscal 2010 compared to fiscal 2009 due to the closure of Evander 2 & 5 and 7.

Tons milled at Evander during fiscal 2011 were 596,000, compared with 869,000 in fiscal 2010. Ounces produced amounted to 74,011 in fiscal 2011, a decrease of 34% from fiscal 2010. These decreases are primarily as a result of the closure of Evander 2 & 5 and 7 shafts during fiscal 2010 and the lower production from Evander 8 due to the ventilation constraints in the decline shaft. A decrease in the grade year on year also contributed to the decrease in ounces produced.

Revenue decreased from US$120.1 million in fiscal 2010 to US$102.6 million in fiscal 2011 as a result of the decrease in ounces produced. This was offset by the higher average gold price received. The increase in cash costs per ounce of 17% is due to the lower production of 34%, annual labor rate increases of 7.5% and the 25% increase in electricity tariffs.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 3.7 million tons (0.8 million ounces) (excluding the below infrastructure reserves) will be sufficient for the Evander operations to maintain production until approximately fiscal 2022 at Evander 8. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately R196 million (US$28.1 million) in capital expenditures at the Evander operations in fiscal 2011. The expenditure was primarily for the re-engineering project at Evander 8 as well as ongoing development. Harmony budgeted R167 million (US$24.6 million) for capital expenditures in fiscal 2012 primarily for the upgrading of major equipment, ongoing development and the 8 shaft deepening project.

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

While production at Joel has progressively moved to the deeper portions of the mine, some 1,400 meters below surface, the North Shaft, which accesses these areas, was never fully equipped for this and adjustments to the shaft spillage arrangements are now being made retrospectively. The modifications being made include:

•	changing the winder from sinking to production mode;

•	installing larger skips;

•	ensuring that emergency egress is available;

•	raise boring the lift shaft from 121 to 129 level; and

•	improving cleaning arrangements at the shaft bottom.

After excessive spillage at the bottom of North shaft at the end of the prior year, which cost Joel 43 production days in the first quarter of fiscal 2011, the shaft bottom rehabilitation process was completed in 50 days (rather than the planned 59 days) with production resuming in September 2010. A permanent spillage arrangement (spillage skip) was installed by December 2010.

Performance was hampered mid-year as the higher grades on 129 level could not be accessed until the lift shaft was commissioned. The lift shaft is an integral part of the logistics of mining at Joel, and was only equipped to 121 level. To facilitate future production for mining below 121 level, we decided to ream and equip the lift shaft to 129 level. A sub-level was developed on 121 level for access to the conveyance only, giving us time to equip the raise bore shaft to 129 level. Equipping of the lift shaft was completed at the end of June 2011.

The mining support design has changed with the shaft changing from shallow to intermediate depth. This will impact on the face advance as well as the costs per square meter. The face time and tramming time will decrease in fiscal 2012 with the completion of the lift shaft and mining raises being concentrated closer to the lift shaft.

To ensure production targets are met, plans are in place to ensure the operability of North shaft through a planned maintenance program to minimize breakdowns, maintain blast advances and assess the feasibility of mining below 129 level. Supported by a successful drilling program in 2009 and pre-feasibility study in 2010, a feasibility study on possible mining of 137 level and testing the upside potential of 145 level was completed by the end of the fiscal 2011.

During fiscal 2011, Joel accounted for 4% of our total gold production (5% in fiscal 2010 and 4% in fiscal 2009).

Safety: Safety at Joel improved during fiscal 2011 with the LTIFR at Joel improving from 4.26 per million hours worked in fiscal 2010 to 2.05 in fiscal 2011. There was tragically one fatality during fiscal 2011 (2010: one).

Plants: The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and place the plant under care and maintenance. Joel Plant was re-commissioned in November 2009 and during fiscal 2011 the plant processed an average of 72,282 tons per month with two mills. This comprised 53% surface sources (which included waste and Virginia plant clean-up) and 47% reef. The current monthly capacity is 88,185 tons of rock.

The following table sets forth processing capacity and average tons milled during fiscal 2011 for the operating plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2011
	(tons/month)	(tons/month)
Joel Plant	88,185	72,282

In fiscal 2011, the Joel Plant operations recovered approximately 90.5% of the gold ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Joel	2011	2010	2009
Production
Tons (‘000)	448	484	566
Recovered grade (ounces/ton)	0.104	0.133	0.116
Gold produced (ounces)	46,586	64,495	65,684
Gold sold (ounces)	46,618	63,788	64,784
Results of operations ($)
Product sales (‘000)	64,928	69,150	55,862
Cash cost (‘000)	59,690	50,017	40,649
Cash profit (‘000)	5,238	19,133	15,213
Cash costs
Per ounce of gold ($)	1,297	792	636
Capex (‘000) ($)	10,461	11,587	6,183

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

Tons decreased from 484,000 in fiscal 2010 to 448,000 in fiscal 2011. Grade decreased by 22% to 0.104 ounces per ton and ounces produced decreased from 64,495 to 46,586 in fiscal 2011. The decreases in production were as a result of the shaft stoppage in July and August 2010 and the process of equipping the lift shaft, which was completed by the end of fiscal 2011.

Revenue decreased by 6% to US$64.9 million in fiscal 2011, despite the increase in the gold price year on year. Cash costs per ounce increased by 64% in fiscal 2011, primarily as a result of the decrease in ounce produced. Also contributing was the increase in electricity tariffs of 25%.

The rock hoisting capacity at Joel is 50,000 tons per month. The average tons milled in fiscal 2011 was 37,333 tons per month.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 3.3 million tons (0.5 million ounces) will be sufficient for Joel to maintain underground production until approximately 2018. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred R73 million (US$10.5 million) in capital expenditures at Joel in fiscal 2011 on deepening the lift shaft from 121 level to 129, to enable mining on 129 level and to equip it and the spillage skip at North Shaft. Capital budgeted for fiscal 2012 is R52 million (US$7.7 million), primarily for ongoing capital development.

Kusasalethu

Introduction: Kusasalethu is located near Carletonville on the Gauteng/North West border in South Africa. The assets and associated liabilities were purchased during fiscal 2001 for approximately R1 billion (US$128.4 million) from Anglogold. Ore from the operation is treated at the Kusasalethu plant.

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

Planned build-up at Kusasalethu during fiscal 2011 was hampered by an accident that caused one fatality, damaged the hoisting shaft and therefore constrained hoisting ore to surface. The subsequent implementation of more stringent controls improved production in the remainder of the year.

The largely completed deepening project has extended the sub-vertical shafts, accessing the Ventersdorp Contact Reef up to 3,388 meters below collar. Remaining project work is focused on extending the service shaft to 113 level, completing the refrigeration complex at 100 level and commissioning the 92 level turbine complex.

In terms of grades, Kusasalethu has now reached an area of localized enrichment although the higher grade was diluted by waste being hoisted with reef and delivered to the plant. A decision to rehabilitate the shaft orepass system after major scaling took place inside these excavations resulted in only one orepass system being available for production. Estimates are that the rehabilitation work will take around two years to complete.

The sub-station for the 100-level refrigeration complex and 98-level complex was commissioned early in the year, and mechanical construction work on the refrigeration plants was completed by year end. Sinking was completed to 113 level from 109 level during the year. The mechanical installation of the turbine on 92 level was completed in March 2011.

Other engineering initiatives include greater use of thermal scanning to detect potential ‘hot connections’ on electrical panels, protection relays to prevent power outages and a central monitoring system for all pumps. Rotational dam cleaning has eliminated the risk of silting, which has compromised dam capacity in the past and constrained pumping. Additional instrumentation has been installed on all large dams to monitor their levels and prevent mud from being drawn into the valves, causing production delays.

These and other initiatives are expected to improve productivity. Currently, 70% of production at Kusasalethu is from production areas below 100 level (the new mine expansion project) and 30% from production areas in the old mine, above 100 level.

In fiscal 2011, our Kusasalethu operations accounted for approximately 14% (12% in 2010 and 11% in fiscal 2009) of our total gold production.

Safety: The focus on creating a safe working environment at Kusasalethu continued to add value, with the mine recording 1 million fatality-free shifts during fiscal 2011. Regrettably there were two fatalities after this achievement (2010: two). The LTIFR regressed to 7.74 per million hours worked (2010: 6.88).

Seismicity remains a risk and management continues to focus on improving the quality of pre-conditioning at the stope face to reduce the risk presented by small, but damaging, seismic events.

Plants: Commissioned in 1978, the Kusasalethu Plant consist of milling in closed circuit with primary and secondary hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Ore from Kusasalethu underground operations is delivered to the plant for treatment via conveyor belt after being hoisted from underground. Loaded carbon from the Kusasalethu Plant is transported by road to the Kinross Plant for elution, electro-winning and smelting to produce gold. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility.

The following table sets forth processing capacity and average tons milled during fiscal 2011 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year June 30, 2011
	(tons/month)	(tons/month)
Kusasalethu Plant	203,925(1)	103,174

(1)	Processing capacity will reach its optimal capacity upon completion of the Kusasalethu New Mine Project.

In fiscal 2011, the Kusasalethu Plant recovered approximately 96.0% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Kusasalethu	2011	2010	2009
Production
Tons (‘000)	1,212	1,141	1,061
Recovered grade (ounces/ton)	0.149	0.153	0.164
Gold produced (ounces)	180,334	175,029	174,321
Gold sold (ounces)	185,510	168,244	183,676
Results of operations ($)
Product sales (‘000)	253,812	183,603	157,956
Cash cost (‘000)	189,090	143,985	117,321
Cash profit (‘000)	64,722	39,618	40,635
Cash costs
Per ounce of gold ($)	1,008	857	660
Capex (‘000) ($)	54,335	56,687	46,915

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

Tons milled from Kusasalethu increased from 1,141,000 in fiscal 2010 to 1,212,000 in fiscal 2011. Ounces produced increased by 3% in fiscal 2011 to 180,344, despite a 3% decline in recovered grade. The increases in production reflects the build-up of the new mine, although the planned build-up was hampered by the accident which damaged the hoisting shaft.

Revenue was 38% higher at US$253.8 million in fiscal 2011, mainly due to the higher average gold price and the increase in ounces sold. Cash costs per ounce increased by 18% to US$1,008/oz as a result of the annual labor increases of 7.5% and the 25% increase in the electricity tariffs.

Kusasalethu has a hoisting capacity of 209,440 tons per month. The average tons milled in fiscal 2011 was 101,000 tons per month.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 37.2 million tons, or 7.2 million ounces, will be sufficient for the Kusasalethu shaft to maintain underground production until approximately calendar year 2036. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred R380 million (US$54.3 million) in capital expenditure at the Kusasalethu operations in fiscal 2011, mainly for ongoing development (70%), equipment maintenance (17%) and development of the new mine (13%). Harmony budgeted R400 million (US$59.0 million), for capital expenditure at the Kusasalethu operations in fiscal 2012, primarily for ongoing development expenditure.

Masimong

Introduction: Masimong is located in the Free State province, near Riebeeckstad. The Masimong complex comprises an operating shaft, 5 shaft and 4 shaft which, although closed, is used for ventilation, pumping and as a second outlet. Mining is conducted at depths ranging from 1,518 meters to 2,300 meters. Ore is treated at the Harmony 1 Plant, approximately 23 kilometers away.

History: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The Company purchased the Masimong complex (formerly know as Saaiplaas Shafts 4 and 5) during September 1998.

Geology: The operation exploits the Basal Reef, which varies from a single pebble lag to channels on more than 2m thick (although the thicker channels greater than 1m were only seen on Masimong 4 in the Steyn facies). It is commonly overlain by shale, which thickens northwards and completely disappears again north of the North dyke. Masimong is also mining secondary reefs, most notably the B Reef (140m above Basal). The B Reef is a highly channelized orebody. Within the channels, grades are excellent, but this falls away to nothing outside of the channels. Consequently, the operation has undertaken extensive exploration to locate these pay channels.

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

In line with Masimong’s mine plan, grade declined by 8%, mainly on lower grades from the B Reef. Maintaining grades on the B reef is challenging as mining moves out of the high-grade channels. Grades mined on the Basal reef were consistently good, but started to decline towards the end of the year, due to an underlying sill in the north-east area, and completion of mining in the high-grade south-west 7 line.

The infrastructural upgrade completed in fiscal 2010 is producing the expected improvements in productivity, efficiencies and output, facilitated by the process of cycle mining in which specific tasks are performed on specific days. However, results for the period were affected by an underground lock-up of tons at the interim stage, caused by a ventilation change-over process and unwarranted stoppages by the Department of Mineral Resources. To address Masimong’s historical ventilation issues, the whole ventilation circuit was changed from a booster fan system which itself generated heat. The process was completed in three days and improved ventilation conditions are already evident. A new refrigeration plant will be installed by September 2011.

Following the upgrade program, production face advances are planned to increase and every effort made to ensure that panels are well equipped and crews motivated. In addition, steps have been taken to overcome the erratic grade of the B Reef.

In fiscal 2011, Masimong accounted for approximately 11% (11% in fiscal 2010 and 10% in fiscal 2009) of our total gold production.

Safety: Overall safety performance at Masimong improved in 2011, with the mine achieving one million fatality-free shifts at the interim stage. Regrettably, there was a subsequent fatality (2010: one). The LTIFR deteriorated to 13.13 per million hours worked (2010: 7.37).

Plants: The ore from the operation is sent to Harmony 1 Plant for processing. See Item 4. “Information of the Company — Business — Bambanani” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2011	2010	2009
Production
Tons (‘000)	957	991	981
Recovered grade (ounces/ton)	0.144	0.157	0.157
Gold produced (ounces)	137,605	155,609	154,034
Gold sold (ounces)	139,437	153,937	154,581
Results of operations ($)
Product sales (‘000)	189,716	168,439	135,025
Cash cost (‘000)	108,172	92,571	73,494
Cash profit (‘000)	81,544	75,868	61,531
Cash costs
Per ounce of gold ($)	788	602	476
Capex (‘000) ($)	25,446	23,407	14,479

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

Tons milled decreased by 3% in fiscal 2011 to 957,000 tons. Recovered grade decreased in line with the mine plan to 0.144 ounces per ton. Ounces produced decreased by 12% to 137,605 in fiscal 2011.

Revenue increased from US$168.4 million in fiscal 2010 to US$189.7 million in fiscal 2011. This was due to the higher average gold price received. Cash costs per ounce increased by 31%, due to increases in labor costs (the annual labor rate increases of 7.5%) and the 25% increase in electricity tariffs.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 7.2 million tons (1.2 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2023. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Masimong incurred approximately R178 million (US$25.5 million) in capital expenditures in fiscal 2011, largely spent on the refrigerator plant, Masimong 4 plug, e-learning and the infrastructure upgrade. We have budgeted a total of R220 million (US$32.4 million) for capital expenditures at Masimong in fiscal 2012, primarily for ongoing capital development.

Phakisa

Introduction: We acquired Phakisa when we, in January 2002, acquired the Freegold operations from Anglogold through a 50% joint venture with ARMgold. In September 2003, we acquired 100% of these operations when ARMgold became a wholly-owned subsidiary. The operation is located in the Free State province. Production from the operations is processed through Harmony 1 Plant.

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

The start of the review period was tragically marred for Phakisa after an explosion, caused by an underground fire, in which five mine rescue team members died while manning a fresh-air base. This event also resulted in the loss of 13 production days, exacerbated by an ice-pipe failure in the shaft and fire in the 66-63 stope.

The production build-up was affected by geological issues, illegal mining activities and down-time on the new infrastructure. Pleasingly, Phakisa set a record of 1,943 tons of ice per day, resulting in water temperatures of <6°C which in turn improved both ventilation and productivity. Some remaining issues with the ice plant as well as settler failure at Nyala are being addressed. Equipment salvaged from the closed Merriespruit 1 shaft early in fiscal 2011 reduced the need for capital spent on equipment. Most of phase 1 infrastructure was completed before the interim stage and modifications to loading boxes on 77 level by the new year.

Since it is still a new mine, development at Phakisa is currently centered close to the shaft in the lower-grade areas. The major drive is on developing the area to the north to access higher-grade zones and move closer to the average reserve grade. Grades will improve further as development progresses towards the north and more reef is exposed in the major north-west to south-east trending Basal Reef payshoot.

During fiscal 2011, Phakisa accounted for 4% (3% in 2010 and 1.4% in 2009) of our total gold production.

Safety: As reported in 2010, an explosion underground shortly after year end tragically resulted in five fatalities (2010: three). There were no further fatalities in the review period. The LTIFR for 2011 was 10.27 per million hours worked (2010: 8.40).

Plants: The ore from the operation is sent to Harmony 1 Plant for processing. See Item 4. “Information of the Company — Business — Bambanani” for a discussion on the plant.

	Fiscal Year Ended June 30,
Phakisa	2011	2010	2009
Production
Tons (‘000)	427	374	204
Recovered grade (ounces/ton)	0.133	0.118	0.109
Gold produced (ounces)	56,649	44,079	22,216
Gold sold (ounces)	57,227	44,496	21,477
Results of operations ($)
Product sales (‘000)	78,831	49,458	19,009
Cash cost (‘000)	67,658	43,040	11,903
Cash profit (‘000)	11,173	6,418	7,106
Cash costs
Per ounce of gold ($)	1,200	953	555
Capex (‘000) ($)	52,866	64,106	51,210

Tons milled increased from 204,000 tons in fiscal 2009 to 374,000 tons in fiscal 2010, with gold production increasing from 22,216 ounces to 44,079 ounces. This was as a result of the planned ramp up in production during the year. Grade was higher in fiscal 2010 at 0.118 ounces per ton, compared to 0.109 in fiscal 2009.

Cash costs per ounce for Phakisa were US$953 per ounce in fiscal 2010, compared with $555 per ounce in fiscal 2009. This increase is primarily attributable to the increase in tons mined, as well as the cost of employees transferred to Phakisa from shafts that were closed during fiscal 2010.

Tons milled in fiscal 2011 were 427,000, compared with 374,000 tons in fiscal 2010. Gold produced increased by 29% to 56,649 ounces in fiscal 2011. These increases reflect the production build-up at Phakisa. Recovered grade was 0.133 ounces per ton in fiscal 2011, compared with 0.118 in fiscal 2010.

Revenue was 59% higher at US$78.8 million in fiscal 2011 as a result of the higher average gold price received and the increase in production. Cash costs per ounce for Phakisa was US$1,200/oz in fiscal 2011, compared with US$953/oz in fiscal 2010. Costs increased as a result of the production build-up and the cost of employees transferred from closed shafts to Phakisa.

The expected capacity of Phakisa will be 73,000 reef tons per month. Phakisa has no rock hoisting facilities and all rock will be transported via a rail system on 55 level to the Nyala shaft for hoisting to surface. First production took place during September 2007, with a build up to full production expected by fiscal 2013.

On a simplistic basis reported proven and probable underground mineral reserves of 21.0 million tons (5.2 million ounces) will be sufficient for the Phakisa shaft to, once production commences, maintain production until approximately fiscal 2033. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred approximately R369 million (US$52.9 million) in capital expenditures at the Phakisa operations in the fiscal year ended June 30, 2011, mainly for the expansion project and ongoing development. We have budgeted R320 million (US$47.2 million) for capital expenditures in fiscal 2012, primarily for ongoing capital development.

Target operation

Introduction: The Target operation consists of Target 1, Target 3 and Freddies 7 & 9 shafts. We acquired Target 1 when Avgold became a wholly-owned subsidiary in fiscal 2004. Target 3, previously Loraine 3, and Freddies 7 & 9 shafts were acquired from Pamodzi FS in February 2010. They have been incorporated into our Target operation. Target is situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.

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

Geology: The gold mineralization currently exploited by Target 1 is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs hosted by the Van Heeverrust and Dreyerskuil Members of the Eldorado Formation, respectively. Additional mineral resources have been delineated in the Big Pebble Reefs of the Kimberley Formation but these are not planned to be exploited in the current life-of-mine plan.

The majority of the mineral reserves at Target 1 are contained within the Eldorado fan, a structure with dimensions of some 135 meters vertically, 450 meters down-dip and 500 meters along strike. The Eldorado fan is connected to the subsidiary Zuurbron fan by a thinner and lower grade sequence of Elsburg reefs termed the Interfan area. To the north of the Eldorado fan, a number of fans have been intersected by surface drilling of which the Siberia and Mariasdal fans are the most significant. These fans are subject to ongoing technical studies and do not form part of the current Target 1 life-of-mine mineral reserve.

A number of faults that displace the reefs of Target 1 have been identified, of which the most prominent are the north-south trending Eldorado fault and the east-west trending Dam and Blast faults. The Eldorado uplifts the more distal portions of the Elsburg and Dreyerskuil Reefs while the Blast fault forms the northern border of Target 1.

Target North is sub-divided into the Paradise, Siberia and Mariasdal areas by the east-west trending Siberia and Mariasdal faults. To the north of the Siberia fault, the Eldorado fault continues trending more to the northwest and an additional north-south trending fault, the Twin fault has uplifted the distal portions of the reefs. North of the Maraisdal fault, the reef horizons are at a depth greater than 2,500 meters below surface. Resources have been delineated on strike up to 15 kilometers north of Target 1 mine.

Approximately 40 kilometers north of Target 1, surface boreholes have intersected gold bearing reefs in the Oribi area close to the town of Bothaville. Resources have been delineated at Oribi on the VCR and Elsburg at depths of approximately 2,750 meters below surface.

At Target 3 Shaft there remains a mix of remnant ore blocks including shaft pillar blocks where scattered mining can be exploited, and a number of areas of virgin ground where conventional mining can take place, with the potential to exploit zone 3 in the Freddies 9 Shaft area.

The Target 3 Shaft ore body has characteristics that suit massive mining techniques in the Eldorados which enable design to be centered on a mechanized operation, utilizing employees from Target 1 skilled in this type of mining, to produce gold at low cash costs.

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

At Target 1, the benefits of improved planning and design in the prior year resulted in greater availability of the massive stopes during fiscal 2011. In addition, with ventilation and cooling issues resolved, all ten narrow-reef, conventional mining panels were in production during the review period, supported by a clean-mining initiative. Collectively, this has enabled Target to manage its ore reserves better, which is crucial to the mine’s success. Unplanned stoppages caused by problems with the decline belt and delayed delivery of the new belt affected production in the third and fourth quarters, which in turn affected tonnages and grade.

At Target 3, the focus during the year was on continued shaft build-up and infrastructural improvements. In September 2010 we decided to abandon the shaft below 71 level after the collapse of orepasses, and create a new belt level on 71 level. Commendably, the new belt was designed, manufactured and installed in four weeks. This has greatly assisted in the build-up of the sub-shaft on Basal Reef, which offers better grades. Several challenges remain in improving sub-shaft conditions. After protracted delays, the fridge plant was commissioned by year end, which will enable access to more panels in the sub-shaft, contributing in turn to higher grades. Good progress has been made in cleaning sub-shaft infrastructure to access the higher-grade Basal Reef mining area. Once all infrastructural improvements have been completed, we expect further improvements in gold production.

In fiscal 2011, Target’s operations accounted for 10% of our total gold production, compared to 8% in fiscal 2010 and 6% in fiscal 2009.

Safety: The concerted effort in recent years to improve safety at Target paid off during the review period when the mine reached one million fatality-free shifts for a fatality-free year (2010: two). The LTIFR, however, regressed to 7.71 per million hours worked (2010: 3.73).

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

The following table sets forth processing capacity and average tons milled during fiscal 2011:

Plant	Processing Capacity	Average Milled For the Fiscal Year Ended June 30, 2011
	(tons/month)	(tons/month)
Target Plant	105,000	102,917

In fiscal 2011, the Target Plant recovered approximately 95.0% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Target (includes Target 1 and 3)	2011	2010	2009
Production
Tons (‘000)	888	857	710
Recovered grade (ounces/ton)(1)	0.125	0.128	0.123
Gold produced (ounces) (1)	127,992	113,782	87,225
Gold sold (ounces) (1)	129,312	110,598	87,611
Results of operations ($)
Product sales (‘000)	154,483	115,772	76,435
Cash cost (‘000)	116,679	87,563	59,599
Cash profit (‘000)	37,804	28,209	16,836
Cash costs
Per ounce of gold ($)(1)	1,011	783	645
Capex (‘000) ($)	62,792	50,446	37,994

(1)

17,073 (2010: 3,762) ounces were produced by Target 3 prior to it being considered to be in production. The revenue has been credited against capital expenditure for the period that the shaft was not in production. The costs and ounces were not used in the cash cost per ounce calculation. The ounces were also excluded from the grade calculation.

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

Ounces produced increased by 12% to 127,992 in fiscal 2011, primarily as a result of Target 3 increased production.

Revenue increased to US$154.5 million in fiscal 2011 as a result of the higher average gold price and the increase in ounces produced. Cash costs per ounce increased from US$783/oz to US$1,011/oz in fiscal 2011. This was mainly due to the delayed start-up of the sub shaft at Target 3 and labor transfers earlier than planned from other Harmony operations to avoid retrenchments.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proven and probable mineral reserves of 17.0 million tons (2.7 million ounces) will be sufficient for Target to maintain underground production until approximately 2026. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Target incurred approximately R439 million (US$62.8 million) in capital expenditures in fiscal 2011, principally for ongoing capital development (R199 million (US$28.5 million)), development of Block 3 at Target 1 (R62 million (US$8.9 million) and development at Target 3 (R102 million (US$14.6 million)). We have budgeted R415 million (US$61.2 million) in fiscal 2012, principally for ongoing capital development and the continuation of Block 3 development and infrastructure at Target 1.

Tshepong

Introduction: We acquired Tshepong when we, in January 2002, acquired the Freegold operations from Anglogold through a 50% joint venture with ARMgold. In September 2003, we acquired 100% of these operations when ARMgold became a wholly-owned subsidiary. These operations are located in the Free State province. Production from the operations is processed through Harmony 1 Plant.

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

Mining is conducted at depths ranging from 1,671 and 2,245 meters at Tshepong. Tshepong is one of Harmony’s lowest-cost producers, although its grade remains sensitive to stoping width. This is rigorously controlled by the under-cut mining method used at this mine. Development of sub-71 decline progressed well during fiscal 2011, despite the area being directly affected by the fire at neighbouring Phakisa in the first quarter. After commissioning the belt and completing the temporary tip on 73 level, the development rate improved for the rest of the period. The sub-71 project, which will connect Tshepong with Phakisa, remains on track for completion in May 2012. This project extends the existing double decline from 71 to 76 level to enable mining on both 73 and 75 levels. The project’s goal is to sink the decline to 76 level by May 2012.

During fiscal 2011, Tshepong accounted for 16% (15% in 2009 and 2010) of our total gold production.

Safety: Despite achieving 750,000 fatality-free shifts during fiscal 2011, overall safety performance deteriorated slightly with LTIFR at 12.60 (2010: 12.22) per million hours. There were regrettably two fatalities during the year (2010: two).

Plants: The ore from these operations are sent to Harmony 1 Plant for processing. See Item 4. Information on the Company — Business — Bambanani” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Tshepong	2011	2010	2009
Production
Tons (‘000)	1,481	1,674	1,516
Recovered grade (ounces/ton)	0.140	0.130	0.152
Gold produced (ounces)	207,950	216,986	230,778
Gold sold (ounces)	209,976	219,332	227,113
Results of operations ($)
Product sales (‘000)	287,257	240,473	197,726
Cash cost (‘000)	167,742	151,382	108,605
Cash profit (‘000)	119,515	89,091	89,121
Cash costs
Per ounce of gold ($)	810	677	483
Capex (‘000)($)	39,030	34,402	27,711

Tons milled during fiscal 2010 increased year on year by 10% (1,516,000 tons in fiscal 2009 compared with 1,674,000 tons in fiscal 2010), with gold production decreasing by 6% from 230,778 ounces in fiscal 2009 to 216,986 ounces in fiscal 2010. The decrease was attributable to the decrease in the recovery grade to 0.130 in fiscal 2010 compared with 0.152 in fiscal 2009. The decrease in recovery grade was primarily due to a decrease in the average mining grade, which was 1039 cmg/t in fiscal 2010 compared with 1153 cmg/t in fiscal 2009. The drop in the average mining grade is in line with the Life-of-mine profile. During fiscal 2009 the mining in the east south block was on the edge of the main high grade pay shoot and as mining continued south during fiscal

2010 mining has moved out of this high grade channel. The continuation of this channel will be mined in the decline area once Sub 71 decline reaches full production.

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

Tons milled decreased from 1,674,000 to 1,481,000 in fiscal 2011. Production output was disrupted by two fatal accidents during the year, as well as production stoppages imposed by the DMR. Gold produced was 4% lower in fiscal 2011 at 207,950 ounces. This decrease was due to the lower tons mined, but was offset by the 8% increase in recovered grade, from 0.130 ounces per ton in fiscal 2010 to 0.140 in fiscal 2011.

Despite the decrease in ounces produced, revenue increased by 19% to US$287.3 million in fiscal 2011 as a result of the higher gold price received. Cash costs increased by 11% from US$151.4 million to US$167.7 million, while cash costs per ounce increased by 20% to US$810/oz in fiscal 2011. This was due to annual labor rates increases of 7.5% and the 25% increase in electricity tariffs. Cash costs per ounce were also negatively affected by the decrease in ounces produced.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proven and probable mineral reserves of 24.1 million tons (3.7 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2027. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Tshepong incurred approximately R273 million (US$39.0 million) in capital expenditure during fiscal 2011. The expenditure was primarily for the decline project and ongoing development. For fiscal 2012 capital expenditure of R285 million (US$42.0 million) is planned, primarily for ongoing capital development.

Virginia operations

Introduction: The Virginia operations are located in the Free State province, near Virginia and Welkom. The Virginia operations consist of the original Harmony mines, the Unisel mine and Brand shafts 1 and 3. By end of fiscal 2011, only Unisel was still in operation, following the closure of Merriespruit 1 during the year. Mining is conducted at Unisel at depths ranging from 1,000 meters to 2,000 meters. Ore is treated at the Harmony 1 Plant.

History: Our operations in the Free State began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, we began purchasing neighboring mine shafts. The Unisel mine was purchased in September 1996, the Saaiplaas mine Shafts 2 and 3 were purchased in April 1997, the Brand mine Shafts 1, 2, 3 and 5 were purchased in May 1998.

Geology: These operations are located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The basin, situated on the Kaapvaal Craton, has been filled by a 6 kilometer thick succession of sedimentary rocks, which extends laterally for hundreds of kilometers. The Free State goldfield is divided into two sections, cut by the north-south striking De Bron Fault.

Unisel is situated to the west of the De Bron Fault. Dips are mostly towards the east, averaging 30 degrees but become steeper approaching the De Bron Fault. The western margin area is bound by synclines and reverse thrusts faults and is structurally complex. Towards the south and east, reefs sub-crop against overlying strata, eventually cutting out against the Karoo to the east of the lease area.

Most of the Mineral Resource tends to be concentrated in reef bands located on one or two distinct unconformities. A minority of the Mineral Resource is located on other unconformities. Mining that has taken place is mostly deep-level underground mining, exploiting the narrow, generally shallow dipping tabular reefs.

The Basal Reef is the most common reef horizon. It varies from a single pebble lag to channels on more than 2m thick. It is commonly overlain by shale, which thickens northwards.

The second major reef is the Leader Reef, located 15-20m above the Basal Reef. Further north, it becomes poorly developed with erratic grades. The reef consists of multiple conglomerate units, separated by thin quartzitic zones, often totaling up to 4 meters thick. A selected mining cut on the most economic horizon is often undertaken.

The Middle Reef, a secondary reef, is mined at Unisel where it comprises approximately 5% of the shaft production. The Middle Reef is a localized channel deposit and lies at irregular elevations between the Basal and the Leader reef.

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

The fiscal 2010 review of Harmony’s asset portfolio included the economic viability of the Virginia operations, characterised by depleted orebodies, mature infrastructure and low grades. Accordingly, Brand 3, Harmony 2 and Merriespruit 3 were closed. After careful review, the Company announced in October 2010 that it would also close Merriespruit 1 shaft. Earlier in fiscal 2011, a productivity-linked deal with trade unions was reached allowing Merriespruit 1 to continue operations, provided it did not make a loss (on a total cost basis, including capital expenditure) for two consecutive months and total costs remained under R250 000/kg. Despite the best endeavours of the operational team, Merriespruit 1 failed to meet these conditions and closure procedures started. After formal consultation with employees on alternatives to retrenchment, 1 200 of the 1 470 employees affected by closure were transferred to our growth operations, resulting in minimal and mainly voluntary retrenchments. The company also successfully renegotiated mortgage conditions for affected employees to preserve their homes.

As a result of restructuring the Virginia operations, production for the year was down 65% to 636,000 tons milled. However grade improved markedly, validating the decision to close the lossmaking shafts. Gold production decreased 58% to 71,149 ounces.

At Unisel, both Basal and Leader Reef development produced good results after environmental constraints in the E block were removed by the completion of the cooling project. Middle Reef development focused on the decline area pillars and was affected by seismicity and poor ground conditions. No development was undertaken on the A or B Reefs. Overall, the shaft produced reserves on the Basal and Leader Reefs. Future development will continue to focus more on the better-grade E block and portions of the Brand 5 shaft pillar.

In fiscal 2011, Virginia operations accounted for approximately 5% (12% in fiscal 2010 and 17% in fiscal 2009) of Harmony’s total gold production. This reduction is attributable to the closures of Brand 1, Harmony 2 and Merriespruit 3 during fiscal 2010 and Merriespruit 1 during fiscal 2011.

Safety: The safety record during fiscal 2011 for LTIFR was 11.57 (2010: 12.86) per million hours worked. Regrettably there was one fatality during fiscal 2011 (2010: five).

Plants: The ore from the operation is sent to Harmony 1 Plant for processing. See Item 4.“Information of the Company — Business — Bambanani” for further information on the plant. Central plant is no longer used for the processing of ore from Unisel, the last remaining producing shaft in the Virginia operations.

Production analysis:

	Fiscal Year Ended June 30,
Virginia operations	2011	2010	2009
Production
Tons (‘000)	636	1,826	2,493
Recovered grade (ounces/ton)	0.112	0.093	0.104
Gold produced (ounces)	71,149	170,013	258,170
Gold sold (ounces)	72,017	173,035	259,070
Results of operations ($)
Product sales (‘000)	97,542	186,649	225,897
Cash cost (‘000)	80,371	176,774	165,274
Cash profit (‘000)	17,171	9,875	60,623
Cash costs
Per ounce of gold ($)	1,114	1,036	638
Capex (‘000) ($)	11,373	23,744	22,133

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

Tons milled and ounces produced decreased to 636,000 tons and 71,149 ounces, respectively, in fiscal 2011. This was due to the shaft closures during fiscal 2010 and 2011. Grade increased from 0.093 ounces per ton in fiscal 2010 to 0.112 in fiscal 2011. Cash costs decreased by 55% as a result of the shaft closures. This increased the operation’s profitability by 74%. Cash costs per ounce increased by 8% to US$1,114/oz in fiscal 2011.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 3.2 million tons (0.4 million ounces) will be sufficient for the Virginia operations to maintain production until approximately 2017. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.

Capital Expenditure: Virginia incurred approximately R79 million (US$11.3 million) in capital expenditures at the Virginia operations in fiscal 2011, principally for ongoing capital development. We have budgeted R89 million (US$13.1 million) for ongoing capital development in fiscal 2012. 75% of this capital will be spent on the ongoing development capital and 11% on major equipment repairs/replacements.

Other — Surface

Introduction: Other — Surface consists of Kalgold, Phoenix and the surface operations owned by the Freegold, Avgold and Evander companies. As the results of operations for Other — Surface consist primarily of the results from Kalgold and Phoenix, these two operations are discussed separately.

Kalgold

Introduction: Harmony’s only opencast mining operation in South Africa is the Kalgold gold mine that is situated 60 kilometers south of Mahikeng in the North West Province of South Africa.

History: Harmony acquired Kalgold on July 1, 1999 and fully incorporated Kalgold into its existing operations in October 1999. Prior to Harmony’s acquisition of the Kalgold mine, the mine had already been in operation for three years.

Geology: The Kalgold operation is located within the Kraaipan Greenstone Belt. This is part of the larger Amalia-Kraaipan Greenstone terrain, consisting of north trending linear belts of Archaean meta-volcanic and metasedimentary rocks, separated by granitoid units. Mineralization occurs in shallow dipping quartz veins, which occur in clusters or swarms, within the steeply dipping magnetite-chert banded iron formation. Disseminated sulphide mineralization, dominated mostly by pyrite, occurs around and between the shallow dipping quartz vein swarms. The D Zone is the largest orebody encountered and has been extensively mined within a single open-pit operation, along a strike length of 1,300m. Mineralization has also been found in the Mielie Field Zone (adjacent to the D Zone), the A Zone and A Zone West (along strike to the north of the D Zone), and the Watertank and Windmill areas to the north of the A Zone.

Mining Operations: The Kalgold operation is engaged in open-pit mining. This operation is subject to the opencast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent mineral reserve management. The processing design capacity of the Kalgold operation is 165,345 tons per month. The average tons in fiscal 2011 were 147,917 tons per month.

Volumes at Kalgold declined 5% over the year, largely due to several mechanical breakdowns in the mill section of the metallurgical plant. Gold produced declined by 18% to 40,285 ounces. The Watertank pit will be mined out within nine months in fiscal 2012 and mining in the A zone is planned to start in the latter part of 2012. A project to replace the carbon in-leach tanks in the plant will start in fiscal 2012. Harmony continued with brownfields exploration in areas surrounding the Kalgold operation.

In fiscal 2011, the Kalgold operations accounted for approximately 3% (3% in fiscal 2010 and 4% in fiscal 2009) of our total gold production.

Safety: The Kalgold operations had a LTIFR of 5.43 (2010: 1.49) per million hours worked in fiscal 2011, and recorded no fatal accidents in fiscal 2011. During fiscal 2011, Kalgold plant achieved one million fatality free shifts over a 16-year period.

Plants: Ore is trucked from the pit and is directly tipped into the feed bin of the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to between 70-80% less than 75 micron for the leaching process.

The following table sets forth processing capacity and average tons milled during fiscal 2011 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2011
	(tons/month)	(tons/month)
CIL	165,345	134,187
Heap Leach (1)	—	—

(1)	Active use of heap leaching was discontinued in July 2001.

In fiscal 2011, the plant at our Kalgold operations recovered approximately 78.3% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Kalgold	2011	2010	2009
Production
Tons (‘000)	1,775	1,873	1,700
Recovered grade (ounces/ton)	0.023	0.026	0.038
Gold produced (ounces)	40,285	49,063	64,784
Gold sold (ounces)	41,828	48,097	66,841
Results of operations ($)
Product sales ($) (‘000)	57,064	51,437	56,915
Cash cost ($) (‘000)	45,473	36,162	32,390
Cash profit ($) (‘000)	11,591	15,275	24,525
Cash costs
Per ounce of gold ($)	1,135	748	506
Capex ($) (‘000)	2,631	1,389	1,090

Tons milled increased from 1,700,000 in fiscal 2009 to 1,873,000 in fiscal 2010. Ounces produced decreased to 49,063 in fiscal 2010, compared with 64,784 in fiscal 2009, due to the lower recovered grade.

Cash costs increased from US$32.4 million in fiscal 2009 to US$36.2 million in 2011, mainly due to an increase in plant costs in lieu of engineering breakdowns.

Volumes mined decreased from 1,873,000 tons in fiscal 2010 to 1,775,000 in fiscal 2011. Gold produced decreased by 18% in fiscal 2011 to 40,285 ounces. This decrease was due to mechanical breakdowns in the mill section of the plant.

Revenue increased by 11% to US$57.1 million in fiscal 2011, due to the higher average gold price received. Cash costs per ounce increased by 52% to US$1,135/oz, mainly due to the lower ounces produced.

The processing design capacity of the Kalgold operation is 165,345 tons per month. The average tons milled in fiscal 2011 were 147,900 tons per month.

Assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 28.3 million tons (0.7 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2024. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately R18 million (US$2.6 million) in capital expenditures at the Kalgold operations in the fiscal 2011. Harmony budgeted R65 million (US$9.6 million) for capital expenditures in fiscal 2012, primarily for CIL tank farm replacement and replacing some of the plant structures.

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

Safety: Safety at the Phoenix operations deteriorated year-on-year in fiscal 2011 with LTIFR declining to 2.89 per million hours worked from 1.46 in fiscal 2010. There were no fatalities during fiscal 2011.

Plant: The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. During 2007, the ROM mills were de-commissioned and the plant started treating slime from Dam 22 and Brand A tailings storage facilities. The plant currently processes reclaimed slime at 6 million tons per annum.

The following table sets forth processing capacity and average tons milled during fiscal 2011 for the Saaiplaas plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2011
	(tons/month)	(tons/month)
Saaiplaas	551,155	444,128

In fiscal 2011, Saaiplaas plant recovered approximately 35.1% of the gold contained in the ore delivered for processing.

Mining operations: Phoenix, which began four years ago, involves retreating around 6 million tons annually (551,155tpm) at plant capacity. Phoenix operations were severely hampered by exceptionally high rainfall, the depletion of the H1 feed source with delayed completion and commissioning of the replacement source Dam 21, severe increases in plant intrusions and cable theft activities. Dam 21 was fully commissioned and teething problems resolved early in May 2011 and tonnage production has since reached target levels. The Dam 21 source proved problematic with plant recovery requiring process modifications. Plans to increase processed volumes up to 992,000 tons per month, at which rate the life of the project is around 12 years, have been placed on hold pending performance in fiscal 2012 to reestablish confidence in performance and profitability.

During fiscal 2011, Phoenix accounted for 1.5% of our total gold production (1.5% in fiscal 2010 and 1.4% in fiscal 2009).

Production analysis:

	Fiscal Year Ended June 30,
Free State (Phoenix)	2011	2010	2009
Production
Tons (‘000)	5,846	6,083	6,578
Recovered grade (ounces/ton)	0.003	0.003	0.003
Gold produced (ounces)	18,937	20,801	22,345
Gold sold (ounces)	18,873	20,801	22,345
Results of operations ($)
Product sales (‘000)	25,847	22,723	19,448
Cash cost (‘000)	20,761	15,856	11,924
Cash profit (‘000)	5,086	6,867	7,524
Cash costs
Per ounce of gold ($)	1,141	762	534
Capex (‘000) ($)	3,108	0.660	0.279

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

Volumes decreased by 4% year on year to 5,846,000 tons, due to the issues experienced (as discussed above in “— Mining Operations”) during fiscal 2011. This affected the ounces produced, which decreased from 20,801 ounces in fiscal 2010 to 18,937 in fiscal 2011.

Despite the lower ounces produced, revenue increased by 14% to US$25.8 million in fiscal 2011 as a result of the higher average gold price received. Cash costs per ounce in fiscal 2011 were US$1,141/oz, compared with US$762/oz in fiscal 2010 due to the lower production as well as the 25% increase in electricity and the increase in the cost of consumables.

Capital Expenditure: We incurred approximately R22 million (US$3.1 million) in capital expenditures at the Phoenix operation in fiscal 2011. For 2012, R12 million (US$1.8 million) is planned for various minor plant upgrades.

Discontinued operations — Cooke operations

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

The Cooke operations accounted for 5% in fiscal 2009 of our total gold production.

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

Production analysis:

	Fiscal Year Ended June 30,
Cooke operations	2011	2010	2009(1)
Production
Tons (‘000)	—	—	1,419
– Underground	—	—	514
– Surface	—	—	905
Recovered grade (ounces/ton)	—	—	0.057
– Underground	—	—	0.137
– Surface	—	—	0.011
Gold produced (ounces)	—	—	80,377
– Underground	—	—	70,378
– Surface	—	—	9,999
Gold sold (ounces)	—	—	85,746
– Underground	—	—	75,747
– Surface	—	—	9,999
Results of operations ($)
Product sales (‘000)	—	—	68,204
Cash cost (‘000)	—	—	49,625
Cash profit (‘000)	—	—	18,579
Cash costs
Per ounce of gold ($)	—	—	644
– Underground	—	—	613
– Surface	—	—	868
Capex (‘000) ($)	—	—	9,655

(1)	The operations were sold on November 21, 2008 and the results are for the five months then ended.

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

In accordance with IFRS requirements, the Mount Magnet disposal group was classified as a held-for-sale and discontinued operation at 30 June 2010.

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

No gold was produced at our Australian operations in fiscal 2011, 2010 and 2009.

Mount Magnet Operations

Introduction: In 2002, we acquired Mount Magnet as part of the Hill 50 transaction. The site was placed on care and maintenance as from December 31, 2007. The operation was sold to Ramelius during July 2010.

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

Mining Operations: The Mount Magnet operations were engaged in underground, open-pit and waste rock mining prior to site closure. These operations are subject to the underground, open-pit, and waste rock mining risks detailed in the Risk Factors section.

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

Throughput rates at Mount Magnet were at zero in fiscal 2009 and 2010 due to the site being closed and the plant being placed on care and maintenance.

Papua New Guinean Operations and Exploration

Overview

Introduction: Fiscal 2011 was the third year of the Morobe Mining Joint Venture between Harmony and Newcrest. The Morobe Mining Joint Venture is a 50:50 Joint Venture encompassing:

1.	the Hidden Valley Operation;

2.	the Wafi-Golpu Project; and

3.	an Exploration Joint Venture on the surrounding tenement package.

Outside of the Morobe province Harmony has expanded the PNG exploration portfolio with three key projects that are 100% owned:

1.	Mount Hagen in the Western Highlands

2.	Amanab in the Sandaun Province

3.	Tari in the Southern Highlands Province

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

Exploration expenditure in PNG for fiscal 2011 was US$48.9 million. This breaks down into US$41.4 million as Harmony’s 50% contribution to the Morobe Mining Joint Venture exploration program and US$7.5 million for Harmony 100% projects. Results from exploration work have been highly encouraging, with a major Resource expansion achieved at the Wafi-Golpu Project, and a number of targets with the potential for major stand-alone gold and copper/gold deposits identified and advanced to the drill testing phase.

Hidden Valley Operation

Introduction: The Hidden Valley project is an open pit gold-silver mine and processing plant. Two separate open pits are in operation, being Hidden Valley-Kaveroi (“HVK”) pit, and Hamata pit. The mill has been constructed to process a nominal 4.2 million tonnes (dry metric) of ore per year from the two pits, with de-bottlenecking of the plant planned up to 4.7 million tonnes per year. The mine was officially opened on September 30, 2010.

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

The project comprises a number of mining and exploration licenses in the Wau District of Morobe Province, PNG and is located 210 kilometers north-northwest of Port Moresby and 90 kilometers south-southwest of Lae, the two largest cities in PNG. Access to the project is presently by sealed road from the deepwater port of Lae to Bulolo. Harmony constructed an all-weather gravel road from Bulolo to the Hidden Valley mine site to access the site.

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

Mining operations: Currently ramping up to full production, the Hidden Valley Mine is expected to initially process 4.6 million tons (short) of ore per annum from ore mined at two open-pits, The HVK pit and the Hamata pit. Currently planned de-bottlenecking is expected to increase the processing rate to 5.2 million tons (short) of ore per annum by year three of operations.

The HVK pit, at an elevation of between 2,500 meters and 2,700 meters above sea level, is the larger pit supplying the majority of the ore. The HVK pit is located some 5 to 6 kilometers from the processing plant. The smaller Hamata pit is directly adjacent to the processing plant on the northern side of the processing plant and is at an elevation of between 1,850 meters and 2,040 meters above sea level. The resources will be mined in a sequence that sees the low silver, high gold Hamata ore mined first, with plant and infrastructure development for the project developed in close proximity to the Hamata deposit. The next ore mined will be the Hidden Valley/Kaveroi oxide/transition ores (high silver) followed by the Hidden Valley/Kaveroi primary ores.

The planned ramp-up throughput rates were interrupted in the third quarter when a conveyor belt splice failed on the Hidden Valley conveying circuit. The work required to reinstate and recommission the belt is scheduled to be completed by the end of quarter 1 in the fiscal 2012. Much of the production impact of this event was mitigated via rapid mobilization of additional contractor haulage trucks, which were used to haul ore from the Hidden Valley stockpile to the process plant. As a result of this unexpected situation annual production came in at the lower end of management guidance, with gold recoveries reaching nameplate levels and a significant increase in silver recoveries compared to 2010 levels.

A program to systematically identify constraints in the process plant and to optimize plant capacity and performance is under way. This will facilitate plant throughput rates achieving nameplate in the second quarter of fiscal 2012, after reinstatement of the Hidden Valley overland conveyor.

Hidden Valley mine was connected to the national electricity grid in the third quarter, and is receiving up to 10MW of grid power (50 – 60% of total requirements). This has already reduced operational costs in terms of trucking diesel to site, with concomitant environmental benefits, and lessened demand on the site’s diesel-fired power station. In terms of the offtake agreement in place, the national utility benefits from securing a large customer which, in turn, will support its infrastructural development and rural electrification program.

In fiscal 2011, additional waste dump capacity was created as part of a long-term strategy to match waste dump capacity to the target mining rate. This ensures that all waste rock mined at Hidden Valley is retained on site and that the potential for impacts on the Watut River is minimised and managed effectively. Innovative waste dump designs that require less rock are successfully addressing this requirement and have allowed a steady ramp-up in the open-pit mining rate in fiscal 2011.

Implementation of Hidden Valley’s policy of community engagement and local employment, as well as training local employees, continued throughout the year.

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

Safety: As production ramps up at Hidden Valley, the implementation of a comprehensive risk management strategy is evident in the excellent safety performance for the year, with no fatalities (2010: one) and only one lost-time injury, resulting in an LTIFR of 0.2 (2010: 0.7). A key aspect of the risk management strategy is ensuring that each work function is undertaken within a risk management framework, and that hazards are identified and managed to maintain this safety performance.

Plant: The processing plant production rate is 4.6 million tons of ore per annum and operates using process routes that complement the metallurgical characteristics of the ore types mined. The processing plant operates as:

(a)	a primary crushing plant for the low silver Hamata ores;

(b)	a primary and secondary crushing plant for Hidden Valley / Kaveroi ore; and

(c)	a combined treatment of all ore through grinding, gravity gold recovery, flotation, concentrate regrind, flotation concentrate leaching and counter-current decantation circuit (“CCD”) with Merrill-Crowe zinc precipitation, CIL of flotation and CCD tailings, goldroom and tailings detoxification via the INCO process.

The circuit is designed to enable discard of flotation tailings when treating primary ore only from Hidden Valley / Kaveroi orebodies. Tailings from the CCD circuit would still be subject to final treatment through the CIL circuit.

The gravity gold recovered is processed through an intensive cyanide leach followed by electro-winning circuit to produce a high quality dore product.

Gold and silver rich carbon is processed in an elution plant and precious metals are recovered in the gold room via Merrill-Crowe zinc precipitation stream independent of the CCD circuit.

All tailings are stored in a tailings storage facility, and all water recovered is subjected to detoxification prior to being recycled or released to the environment.

The processing plant and tailings storage facility was built to meet the requirements of the International Cyanide Management Code. Gold production commenced in August 2009 and the plant is currently ramping up to nameplate production.

Production analysis:

	Fiscal Year Ended June 30,
Hidden Valley	2011	2010(1)	2009
Production
Tons (‘000)	1,852	335	—
Recovered grade (ounces/ton)
– Gold	0.054	0.045	—
– Silver	0.401	0.233	—
Gold produced (ounces)	100,246	61,173	—
Silver produced (ounces)	673,032	222,717	—
Gold sold (ounces)	101,017	53,274	—
Results of operations ($)			—
Product sales (‘000)	139,688	10,422	—
Cash cost (‘000)	102,294	8,357	—
Cash profit (‘000)	37,394	2,065	—
Cash costs			—
Per ounce of gold ($)	993	1,003	—
Capex (‘000) ($)	41,376	71,420	—

(1)	Production for fiscal 2010 was only for three months and is therefore not comparable to fiscal 2011.

Capital Expenditure: Attributable capital expenditure by Harmony during the year was R289 million (US$41.3 million), which included work on approved mine development (sustaining capital) projects, process plant debottlenecking, new mobile equipment and mine expansion feasibility studies. Harmony’s portion of the capital budgeted for fiscal 2012 is US$46.3 million).

Exploration in PNG

The Morobe JV land holding comprises some 4,726 km2 of tenure. The tenements sit in a broader strategic alliance area where both Harmony and Newcrest operate as JV partners. The tenement package encompasses the Wafi-Golpu and Hidden Valley projects and is a key strategic holding in the Morobe goldfields district. Although prospecting and mining activities date back to the early 1900s, the true potential of the district is only now beginning to crystallise. Fiscal 2011 exploration expenditure for the Morobe JV totaled A$31.9 million and has been hugely successful.

By far the highlight of the 2011 work program was the expansion of the Golpu copper-gold deposit. However, greenfields exploration continued with work programs undertaken on 24 separate prospects in the Morobe JV area. Exploration statistics for fiscal 2011 include:

•	92,097m diamond drilling; and

•	12,654 surface samples (soils, rock chips, trenches).

The underlying strategy of the Morobe JV exploration program is threefold:

•	Wafi-Golpu

— Near-mine project work and brownfields exploration to develop Wafi-Golpu into a second mining operation for the Morobe JV

— Wafi transfer — greenfields exploration targeting discovery of additional resources to expand Wafi-Golpu into a mineral district

•	Hidden Valley district — brownfields exploration in a 10km radius of the Hidden Valley plant to develop resources to replace mining depletion and support expansion

•	Regional greenfields exploration — develop a project pipeline capable of delivering additional quality resources and sustaining future growth and operations in the province.

Work programs and results for these activities are detailed below.

The drilling success highlights the fact that the region is under-explored and still has significant potential for the discovery of additional multimillion-ounce gold deposits. Accordingly, the Morobe exploration JV proposes to spend A$70 million on exploration in fiscal 2012, of which A$35 million will be Harmony’s share.

Wafi-Golpu Project

Introduction: The Wafi prospect is a 50:50 joint venture with Newcrest of Australia. Harmony’s ownership is through its wholly-owned subsidiary, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991, and AGF subsequently farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when it merged with Aurora in 2002. We assumed control of the Wafi Project by way of the acquisition of Abelle in 2003. The project is held under 2 contiguous exploration licenses (EL 440, and EL 1105), totaling 130.5 square kilometers. The Wafi Golpu Project comprises a porphyry and epithermal copper and gold systems within a 2.5km x 2.5km area and contains numerous lodes including the Golpu copper gold porphyry, the Nambonga gold copper porpyryr and the Wafi epithermal gold lodes. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs in the form of extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration.

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

Project Status: The discovery of extensive zones of additional high-grade mineralization at Wafi-Golpu has been one of the most significant in the world this year. The Wafi-Golpu resource has world-class credentials compared with other similar projects: in size, it is substantial, and it has the highest copper and gold grade among its peers. This is phenomenal growth in an already-large system and we have not yet defined the full extent of the resource. Golpu itself is open to the north and at depth, which is being tested with the ongoing drilling program.

The Golpu copper-gold deposit is a nested porphyry system that comprises at least three separate mineralized intrusions. There is strong potential for additional mineralised intrusives along strike from Golpu, at Nambonga, and for additional feeder zones around the margins and at depth below the diatreme. In overall assessment, the area remains hugely prospective and under-explored.

The Wafi epithermal gold system is also expanding, with new zones of gold mineralization discovered off the northern margin of the diatreme. We have identified additional Wafi-style gold mineralization adjacent to the Golpu porphyry in drill holes designed to target the latter deposit.

The exploration strategy for the Wafi-Golpu system is to expand the known resource through step-out drilling while exploring for more Wafi- and Golpu-style mineralization via brownfields exploration strategies inside the 2.5km2 project zone and greenfield exploration programs along the Wafi transfer structure outside the project zone.

To help realize the potential of this world-class mineral province, the MMJV is increasing the drill fleet at Wafi-Golpu from five drills to eight. The budget for drilling this year is A$46 million. Some of this drilling will specifically target areas of the existing resources requiring additional geotechnical, hydrological and metallurgical information. The majority will focus on resource extension and discovery.

Pre-feasibility study: Technical and economic evaluation of the Wafi gold and Golpu copper-gold deposits progressed this year into pre-feasibility study. This process is under the control of a joint-venture project team and studies group comprizing mainly seconded technical and projects staff from Harmony and Newcrest.

The study is well under way, with most major study elements advancing and specialised work contracted out to expert consultants and engineering firms. The spectacular success of the exploration program has meant that much of the detailed mine design work done in earlier phases of study has been superseded by the growth of the Wafi resource. This work is being updated to consider the impact on current concepts for mine development.

The work to date does confirm the findings of earlier iterations of concept and pre-feasibility studies that the Golpu deposit will be the initial economic driver for exploitation of the Wafi mineral province. The primary objective of the pre-feasibility study is to identify the optimal development sequence and scale for the Golpu copper-gold orebody, together with a staged underground access. The intent is to recommend a development approach that can bring forward mine development without sacrificing strategic optionality and flexibility to accommodate the outcomes of ongoing feasibility studies and the resource drill-out program that will be happening concurrently.

The study scope also includes consideration of potential scenarios for economic development of the Wafi gold deposits, using synergies with the adjacent Golpu deposit, but without detracting from the timing or operability of solutions for bringing Golpu into production. The Wafi gold deposits include both refractory and non-refractory mineralization, with much of the resource at depths suitable for open-pit mining. Additionally, options are being considered to exploit the higher-grade deeper zones by underground mining.

Additional elements of the projects include social and environmental programs, statutory permitting and licensing, and community agreements; all necessary to advance the project to development. These aspects are being progressed within the scope of the project execution plan by dedicated in-country staff who are closely engaged with the relevant stakeholders and government agencies. Defining the pathway to an approval to mine, including plans for managing environmental and social impacts, a basis of agreement with government and community stakeholders and gaining adequate security of tenure are critical in any development.

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

Project Status: Work in fiscal 2011 was focused on prospect development with 2,329 surface samples completed over three prospects: Mt Tonn, Bavaga and Zimake. First-pass drilling (498 meters) was also undertaken at the Pekumbe prospect, with additional testing of ranked targets to continue in fiscal 2012.

Bavaga is located approximately 5 km north of Wafi-Golpu. Results for stream sediment reconnaissance sampling over the area has been particularly encouraging with a large high tenor Au anomaly defined from first pass sampling. A program of follow-up ridge and spur soils and reconnaissance mapping and sampling is underway.

At Pekumbe prospect, which lies around 5.5 kilometers south-west of Golpu, grid based soil sampling defined a high tenor, coherent, coincident copper, gold, molybdenum anomaly. Two drill holes were completed during fiscal 2011, with a third hole started but abandoned short of target due to drilling difficulties. Follow-up drilling is planned for fiscal 2012.

At Mt Tonn, grid-based surface soil sampling has defined a significant Au anomaly associated with a magnetic intrusive complex on the Wafi Transfer structure. The anomaly remains open to the south off the grid and has distinctly elevated copper assays. Additional surface sampling and drill testing is planned for fiscal 2012.

The Zimake target is a circular magnetic anomaly of about 5km x 6km. Historical pan concentrate samples from the target area contain anomalous gold grades. Initial observations from reconnaissance mapping and rock-chip sampling have been encouraging, with alluvial gold working mapped in association with both propylitic and phyllitc altered sedimentary rocks, adjacent a granodioritic contact. Fieldwork is continuing to the north where alteration intensity appears to become more intense.

Hidden Valley ML Exploration

Project Status: Work in fiscal 2011 on the Hidden Valley mining lease and surrounding tenure included over 10,000 meters of diamond drilling (excludes resource definition drilling) and an extensive program of reconnaissance mapping and surface sampling (500 samples). Development of a district-scale mineralization model for the Hidden Valley Wau district also started and will be completed in fiscal 2012. The work program is being undertaken to provide additional new resources to extend mine life or support expansion of the operation. There is also potential in the district for high-grade satellite resources to supplement ore feed to the plant. Although drilling undertaken at Waterfall and Tais Creek downgraded the prospectivity of these targets, results from the Mungowe and Kulang-Kerimenge prospect areas have been particularly encouraging.

Mungowe: The Mungowe prospect is roughly 6 kilometers northwest of Hidden Valley, and was highlighted by historical stream sediment results with anomalous values over a 4 kilometer zone. Follow-up reconnaissance mapping and rock-chip sampling (203 samples) have outlined a high-grade zone of outcropping mineralization. High grades are localised at the intersection of several fault zones, but this sits within a broader envelope of carbonate-base metal mineralization and alteration covering an area of some 3 kilometers by 1.5 kilometers. Results may represent leakage of mineralization through a sediment ‘cap’ in a structural-geological setting similar to that at Hidden Valley. The first-pass reconnaissance results are highly encouraging and drill testing is planned for fiscal 2012.

Kulang-Kerimenge: The Kulang-Kerimenge trend is 7-10 kilometers west of the Hidden Valley processing facility and comprises a 5 kilometer zone of clay-pyrite (argillic) alteration. The alteration zone encompasses a number of historical prospect areas including the high-sulphidation gold mineralization at Kerimenge, and outcropping base metal carbonate veins at Kulang. The zone is interpreted as alteration and mineralization in the lithocap above a major porphyry copper-gold system. First-pass drilling at Kulang prospect (4 kilometers north-north-east of Kerimenge) comprised six holes (2 686 meters). Although no ore grade intercepts were obtained, gold results indicate widespread Au anomalism associated with colloform-banded quartz, rhodochrosite and base metal sulphide veins. These anomalous gold zones carry elevated Ag assays, suggesting they formed at a high level in the system. Trenching and detailed alteration mapping continues along the trend to identify vectors to the porphyry source at depth.

Other — Morobe regional exploration

Regional greenfields exploration work continued to develop the project pipeline over the broader tenement package. This work included over 1,200 soil, rock-chip and stream sediment samples, predominantly focused at the Morobe coast, following up on magnetic targets generated in fiscal 2011.

Mount Hagen Project (Harmony 100%)

Introduction: Located some 20 kilometers from Mt Hagen, the Mt Hagen project forms a contiguous block of tenure covering 994 square kilometers. It consists of two granted exploration licences (EL1596 and EL1611) and several tenement application areas (ELA

1864-1867). Regional stream sediment samplinghas obtained copper and gold anomalies up to 4.08g/t Au and 1 200ppm Cu. It is one of the highest-tenor copper-gold anomalies in the belt of rocks extending between the Frieda River and Yandera Cu-Au-Mo projects.

Project Status: Work in fiscal 2011 has focused on the Kurunga intrusive complex and comprised over 3 386 soil and rock-chip samples. Results from this work have defined a number of high-tenor Cu-Au anomalies in close proximity, centered on the Kurunga intrusive complex. The scale and tenor of the anomalies indicate excellent prospectivity for a major porphyry copper system and drill testing has commenced.

Amanab Project (Harmony 100%)

Introduction: Located in Sandaun Province of western PNG, some 160 kilometers north of the Ok Tedi copper-gold mine, this project encompasses a significant alluvial goldfield which has never seen drill testing. The Amanab project (EL1708) comprises 932 square kilometers of tenure and encompasses one of the 17 recognised alluvial goldfields in PNG. Major PNG deposits at Porgera, Bougainville and Morobe (includes Hidden Valley, Wau and Edie Creek) all had similar alluvial gold occurrences established prior to discovery.

Project Status: Fieldwork at Amanab comprised first-pass ridge and spur soil sampling and reconnaissance rock-chip sampling at Yup River East and West prospects. A total of 700 surface samples were collected. Results received to date indicate potential for a major gold system with a footprint over 5 kilometers of strike. Outcrop sampling at the Yup River East target area in Amanab returned anomalous gold values from chlorite-quartz-pyrite altered shale in Galemu Creek close to the alluvial gold workings.

Follow-up work is planned for the first quarter of fiscal 2012.

Tari Project (Harmony 100%)

Introduction: Located in the Southern Highlands Province around 50 kilometers south-west of Porgera where new exploration licence applications encompass several magnetic targets with excellent potential for porphyry copper-gold mineralization and Porgera-style epithermal gold.

Project Status: The Tari project applications (EL1785 and 1786) in the Southern Highlands Province comprise some 2,800 square kilometers of tenure. The tenements cover the south-west extension of the Porgera transfer structure, and are in the Papuan fold belt with the same host stratigraphy as Ok Tedi and Grasberg deposits. Data compilation has highlighted the Lake Kopiago area where previous explorers mapped outcropping skarn mineralization with high grade rock-chip gold assays. This will be the focus of the fiscal 2012 exploration program.

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

Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and renewable for periods not exceeding 30 years each thereafter), provided that mining companies apply for new-order mining rights over existing operations within five years of May 1, 2004, or before the existing right expires, whichever is the earlier date and fulfill requirements specified in the MPRDA, its Regulations and the Mining Charter.

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

Following a review of the progress made by the mining industry after five years of implementing the provisions of the Mining Charter, the DMR recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to:

(i)	facilitate local beneficiation of mineral commodities;

(ii)	procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure;

(iii)	achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level;

(iv)	invest up to 5% per cent of annual payroll in essential skills development activities; and

(v)	implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labor.

All targets must be achieved by 2014.

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

We actively carry out mining and exploration activities in all of our material mineral rights areas. Accordingly, the MPRDA has not had a significant impact on these mining and exploration activities because we applied for and were granted the conversion of all of our old-order mining rights into mining rights in terms of the MPRDA. We now have to comply with the required annual and bi-annual reporting to the DMR on the Social and Labor Plans, Environmental Management Programs, and Progress Reports on our prospecting rights.

We have already complied with the requirements of the Mining Charter, with an equivalent of 36% of production ounces qualifying as empowerment credit ounces. We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights” and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-region basis. The first application for conversion from old-order to new-order mining rights was for the Evander Operations and was lodged on May 21, 2004. The Evander mining license was the first conversion application in the region and in October 2004 we became the first senior company to convert old-order to new-order mining rights for our Evander and Randfontein operations. We have worked closely with the DMR to help ensure, to the extent we are able, that the licenses are granted as swiftly as possible. The conversion of licenses for all our remaining operations were granted during November 2007 and Doornkop was executed in October 2008. All of our mining areas are therefore secured/supported by new-order mining rights.

The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For fiscal 2011, the average royalty rate for our South African operations was 0.63% of gross sales.

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

Wafi Mining Limited and Newcrest PNG 2 Limited hold various exploration licenses granted by the Department of Mineralogy and Geohazards Management for the Wafi-Golpu Project, and have entered into a compensation agreement with landowners on one of its exploration licenses.

HGEL manages three main project areas which include the Amanab project in the Sandaun Province, Mt Hagen project in the Western Highlands Province and Tapini project in the Central Province. A fourth project area, Tari project in the Southern Highlands, remains as applications pending.

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

South Africa

Harmony has recently approved its environmental strategy which is geared towards:

•	managing the business with environment as an integral part of the business processes;

•	focusing relentlessly on effectiveness of risk controls;

•	reducing the environmental liability in the organisation; and

•	create a sharing, learning, challenging and innovative environmental culture.

Environmental compliance is monitored through internal and external audits and technical audits.

Ultimate oversight for environmental strategy and performance in Harmony rests with the Social and Ethics Committee of the board. In addition to an executive environmental manager, an environmental leadership committee drives environmental improvement strategically at group level, which cascades down to the various operations. At each operation, general managers are accountable for environmental management, and each operation develops annual environmental management plans to identify opportunities to increase compliance and minimize pollution.

In support of the above strategy, our environmental policy stipulates that:

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

Harmony’s aggregate group target for reduction in energy consumption per ton milled is 10% by 2013, based on a 2005 base year.

Harmony’s aggregate group target for reduction in GHG per ton milled is 5% by 2013, based on a 2005 base year.

•	Biodiversity

All sites will have a biodiversity action plan by 2012.

•	Water Management

The aggregate group target for increased affected water consumption per ton milled is a 5% improvement by 2013, based on a 2008 base year.

The aggregate group target for reducing fresh water consumption per ton milled is a 2% improvement by 2013, based on a 2008 base year.

The aggregate group target for recycling water is 5% by 2013, based on a 2008 base year.

•	Recycling

All steel, plastic and timber waste to be handled through designated areas, to improve levels of recycling, and 50% of all oil and grease to be recycled.

•	Land Use

The aggregate group target is a 5% reduction in the land available for rehabilitation.

•	Energy Management

Each operation exceeding 100 000 tonnes CO2e emissions must develop and maintain energy conservation plans by 2012. Group energy consumption target — 10% less per tonne milled per annum (from 2005 base year)

Environmental performance

Use of resources

Water

Harmony’s operations use significant amounts of water, and access to this resource is vital for the growth of our assets. Although we have an adequate supply at present, water is fast becoming a competitive resource. Accordingly, a group-wide campaign is under way to reuse processed water and optimize water retreatment.

Our South African operations do not draw water directly from surface sources, except for Kalgold which draws water from the aquifer. Water is sourced from:

•	bulk water service providers and municipalities;

•	surface water run-off;

•	water that ingresses into deep-level mining operations and is then pumped to surface;

•	recycled water; and

•	boreholes.

The Far Western Region Dolomitic Water Association is dealing with a number of water-related issues in the area, including an exercise to remediate the impact of radiation in the Wonderfonteinspruit catchment. While Harmony is a member of the committee working to reduce the impact on this area, it has no operational involvement in the upper region of this catchment, highlighted as the first area requiring intervention. Only one site may be linked to our operations, but this was deemed of lower environmental risk by an intergovernmental team and not requiring any urgent intervention. Harmony considers that any exposure in this catchment is limited and manageable.

Acid mine drainage, while being very topical at present, is not an issue for Harmony. There is some potential for acid mine decanting, but only at closure and Harmony is participating in regional closure forums to ensure this is appropriately managed.

Our current focus is on improving our understanding of the groundwater and surface water regimes. In the last year, geo-hydrological assessments were undertaken in the Free State region, at Evander, Kalgold and Doornkop. In terms of acid mine drainage, the studies confirm there is no risk of decant from the Free State operations, Evander or Kalgold. From the perspective of surface water pollution, rehabilitation is being prioritised at the joint metallurgical scheme site and the acid plant site in the Free State, as well as at decommissioned shafts in the Free State, Winkelhaak and Deelkraal plants.

Water is being discharged from our Doornkop operation and this is being licensed. Based on the draft licence received, Doornkop complies with its licensing conditions. An intensive water-monitoring program is in place and reporting to the regulator takes place routinely.

During fiscal 2011, we recorded a few instances of discharge into a riverine environment. See “Significant environmental incidents” below. These were immediately addressed, and steps taken to monitor and manage any impact.

Energy consumption

Our energy consumption is largely in the form of electricity drawn from South Africa’s power utility, Eskom, which in turn is primarily driven by coal-fired power stations. Hoisting, cooling and ventilation systems all need electrical power, making Harmony a major user of electricity. Energy is therefore a significant and growing portion of our operating costs, given rising electricity tariffs.

After the electricity supply crisis in 2008/2009, domestic tariffs have increased steadily and are scheduled to rise further in the year ahead. Following a 27% hike in fiscal 2010, tariffs rose by a further 25% in the review period, and are expected to increase by 27% in fiscal 2012. These cumulative increases have catapulted energy efficiency from an environmental consideration to a business imperative.

South Africa’s 2005 energy efficiency strategy set a national improvement target of 12% by 2015. As industrial and mining companies are the largest users of energy in South Africa, these sectors have been set a final energy demand reduction target of 15% by 2015.

While this target is currently voluntary, it is effectively mandatory given the 10% demand reduction imposed by Eskom after the electricity crisis.

NERSA approved the renewable energy feed-in tariff guidelines in April 2009. While there is still debate on certain issues in these guidelines, this is expected to stimulate the development of renewable energy in the country once it becomes more financially feasible to invest in alternative energy options.

Harmony is committed to reducing its energy consumption and has worked closely with Eskom to manage its electricity use and peak demand both before and after the energy crisis. The company has a number of efficiency projects under way. Harmony has also actively engaged with Eskom in demand-side management (“DSM”) strategies to reduce electricity consumption during peak periods such as early morning and late afternoon. This involves measures such as timing pumping to coincide with cheaper off-peak periods, making more efficient use of Eskom tariffs that reward load-shifting, and improving the efficiency of pumping operations.

We installed sophisticated equipment and variable speed motors that reduce the surge in power consumption when a pump is started. While the software supporting these systems has been complex and costly to develop and implement, significant savings are reflected in lower electrical energy consumed despite the 7% increase in rock mined. We have several projects that have been approved by Eskom for partial DSM funding and several more that have been submitted to Eskom for approval. Seven more energy efficiency projects are in the final stages of investigation.

Climate change and greenhouse gas emissions

Harmony remains focused on reducing the use of fossil fuels and developing initiatives to mitigate and absorb GHGs to reduce its carbon footprint. During fiscal 2011, we recorded a very solid performance in reducing carbon emissions to meet our internal targets of 15% by 2013, with an actual reduction of 18%.

In 2011, Harmony submitted its fourth response to the Carbon Disclosure Project. The year-on-year progress is encouraging; in 2010, we scored 74% to rank 17th among 71 companies.

The countries in which Harmony operates — South Africa and PNG — are non-Annex I countries and therefore do not have emission-reduction targets under the Kyoto Protocol in the first commitment period, ending 2012. Harmony’s exposure to Australian legislation is limited as the operations we owned there have been sold or are under care and maintenance. After the climate summit in Copenhagen in December 2009, South Africa committed to 30% clean energy by 2025 with the vision that the country’s GHG emissions should peak by 2020 to 2025 at the latest, plateau for a decade and then decline by 40% by 2050. South Africa is also developing a national climate change response policy which is expected to be completed by 2012. This policy will be translated into a legislative, regulatory and fiscal package from now until 2012.

The largest portion of our GHG emissions relates to electricity, which accounts for around 10% of operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, it is even more important that the energy supply is constant and reliable, given the impact of any loss of energy on both production and health and safety. GHG emissions regulation that would increase the price of energy, within reason, will not affect Harmony as significantly as regulation that stipulates emission thresholds, or sets technology standards that may threaten the security of energy supply.

As our current mines have a life expectancy of up to 25 years, capital projects are under way to sustain and increase production at the Phakisa, Doornkop, Kusasalethu, Tshepong and Hidden Valley operations. Our aim is to raise production to 1.8–2Moz by 2015. These expansions would extend our mining operations by ten years or more, by which time GHG regulations are expected to be a permanent feature of the global economy. Future climate change regulation will therefore need to be considered for all Harmony’s extensions and acquisitions. As company policy, all greenfield and brownfield projects are required to consider the impact of climate change in their design and planning. Harmony is also likely to be exposed to GHG emission regulation thresholds, specifically any leakage from using refrigerant gas. We will therefore be required to manage CFC-free refrigerant gas, and will consider using absorption chillers.

ISO14001 implementation

An ISO14001 EMS is being introduced progressively across our operations, and it is planned that the implementation program at the longer-life operations will be completed in 2012 – 2013. In fiscal 2010, Harmony reviewed its strategy on ISO 14001, deciding that all operations would comply with these standards while all new and long-life assets would be ISO-certified within three years. This decision was aligned to our business strategy for scaling down certain operations while developing others. Given that a few of our assets are reaching the end of their lives, implementing a certification system would add only short-term value. At these operations (Deelkraal and Winkelhaak), the emphasis is on designing and implementing closure plans in line with ISO principles. Long-life assets that will benefit from continuous improvement were therefore prioritised for certification. These long-life assets are: Doornkop, Evander 8, Kusasalethu, Kalgold, Bambanani, Unisel, Masimong, Phakisa, Tshepong, Saaiplaas, Target 1 and 3, Joel and all new projects.

Formal certification will be sought progressively. During fiscal 2011, Doornkop shaft and Kusasalethu were certified to ISO 14001 standards, while Kalgold and Evander were recommended for certification. Implementation at other operations is ongoing, and action plans to address all high-risk impacts are under way. Certification is scheduled for Harmony 1 plant in December 2011.

The EMS forms the basis for the implementation of the environmental policy and monitoring compliance, while the Environmental Management Programme Report (“EMPR”) developed in line with legislative requirements, contains specific as well as general principles governing environmental management during the life of the mine. The EMPRs identify individual impacts, mitigation measures and rehabilitation requirements.

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

A group-level environmental audit as well as a number of annual compliance audits were undertaken during the year, most notably by the DMR. Areas of non-compliance identified by the audits have been and are being addressed.

Environmental management and auditing

We are implementing appropriate environmental management systems at all operations which will provide a formal, systematic approach to environmental management. To date, these systems are being implemented at all our North operations, with Doornkop plant, Doornkop shaft and Kusasalethu already certified. In the South region, systems are being developed and implemented. Self assessments will begin in the next financial year.

As required by the MPRDA, environmental management program have been drawn up for each operation, submitted and approved by the DMR. These plans are amended when necessary and resubmitted to the department.

Integrated water use licences were submitted for all operations as early as 2006. Evander has received its new-order water use licence. Doornkop has received a draft water use licence, and the final licence is imminent. After initially submitting an application in 2006, Kalgold will resubmit its water use licence application to ensure it complies with current legislation.

Other key legislation for the Company includes compliance with the National Environmental Management Act, National Water Act and the National Nuclear Regulator Act. Harmony has received an exemption from the nuclear regulator’s certificate of registration process as radiation levels are fairly low for Kalgold.

Harmony received no environmental fines or sanctions in FY11. Four directives were received during the period:

•

Kalgold’s EMPR was approved in 2009 for the D-zone pit. The approval letter accompanying the signed off EMPR stipulates a number of conditions that Kalgold must comply with. One of these conditions is a requirement to backfill D-zone pit which is in conflict with Kalgold’s rehabilitation commitment of converting the pit into a strategic water resource for the water-scarce Mareetsane region. Scientific studies further support that backfilling the pit will have a negative impact on the environment, especially the surface and groundwater regimes. Supported by DWA, Kalgold is working with the DMR to revoke the approval letter and endorse the conversion of the pit into a strategic water resource.

•	Steyn 9 slimes dam: (DMR) airborne dust. This is being addressed by implementing a very comprehensive dust mitigating plan, which includes water and chemical suppressants creating dust barriers.

•	Doornkop shaft: (Department of Water Affairs) release of underground water. The mine has proved discharge does not impact on river water quality.

•

Kusasalethu: The DMR requested Kusasalethu to increase access control of communities to the return water dam for safety reasons. In addition to physical barriers, Kusasalethu has also started a risk awareness and education campaign in the community.

Significant environmental incidents

Significant incidents are defined as those that have an impact outside the Group’s boundaries, which may cause irreparable harm or which require significant expenditure to remedy. In fiscal 2011, ten significant environmental incidents were reported. These related primarily to:

•	discharges to receiving environments;

•	return water dams overflow due to excessive rainfall events; and

•	one incident of nuisance dust.

The incidents reported are as follows:

•	Doornkop — underground water discharge;

•	Pres Steyn — non-compliance to water licence discharge conditions;

•	water discharge from Nyala wash bay to environment;

•	Doornkop return water dam overflow;

•	Kusasalethu return water dam overflow;

•	Evander return water dam overflow;

•	Nyala shaft water discharge overflowed into receiving environment;

•	Steyn 9 discharge overflowed into receiving environment;

•	treated sewage water discharge from Kusasalethu; and

•	dust pollution from Steyn 9 slimes dam — received directive from DMR.

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

The accumulated amount in the various South African rehabilitation trust funds was R1,849 million (US$272.7 million) at the end of June 2011 (2010: R1,702 million (US$223.2 million), while the total rehabilitation liability was estimated at R2,441 million (US$360.0 million) (2010: R2,229 million (US$292.2 million)). We have guarantees for the environmental liabilities with Nedbank Limited amounting to R336 million (US$49.6 million). During the year, we contributed R10 million (US$1.5 million) to the trust funds.

The assets of each mine within each fund are ring-fenced and may not be used directly to cross-subsidize one another.

Papua New Guinea

Our PNG operations are in various phases of activity including exploration, pre-feasibility study and commissioning. We are subject to applicable environmental legislation including specific site conditions attached to the mining tenements imposed by the PNG Government Department of Environment and Conservation (“DEC”), the terms and conditions of operating licenses issued by the PNG MRA and DEC, and the Environment Permits for water extraction and waste discharge issued by DEC.

All PNG operations have departments and personnel dedicated to environmental matters who are responsible for implementing the Company environmental management programs, monitoring the impact of mining on the environment and responding to impacts that require specific attention outside of the normal program of environmental activities.

Environmental management and auditing

A framework for a Sustainable Business Management System (“SBMS”) has been completed which complies with relevant Australian and international standards and principles for safety, environment, quality and sustainable development (including AS/NZS ISO14001:Environmental Management Systems, Equator Principles, and the Cyanide Code). This system was implemented at Hidden Valley during fiscal 2011 and will be implemented at all other MMJV operations in 2012.

The PNG DEC commissioned a third party compliance audit of the Hidden Valley mine in 2010 following stakeholder concerns about sedimentation impacts on the Watut River. This led to the development of a DEC-approved environmental improvement plan to address compliance concerns and the appointment of an external stakeholder advisory panel. The Hidden Valley joint venture partners are systematically implementing the environmental improvement plan to the satisfaction of the DEC and local landowners. The project’s relationship with key stakeholders remains good and the joint-venture partners continue to be guided by advice from the stakeholder panel and the technical advisory committee.

Use of resources

Water

The Hidden Valley mine receives an average of 2.8 meters of rain each year, coupled with annual evaporation of about 1 meter. The excess rainfall, combined with steep unstable topography, creates significant water management challenges for the project. Rainfall run-off must be controlled to prevent erosion and sediment run-off to the river system. Site-water use must also be conserved to limit volumes of contaminated waste water discharged into the river system. These waste-water streams include sewage effluent and discharge water from the tailings storage facility (“TSF”).

Conserving process water is particularly important because TSF discharge water must be treated through a Caro’s acid cyanide destruct plant, followed by filtration through activated carbon to remove contaminants prior to discharge. It is necessary to discharge this water to maintain a small ponded area on the TSF which, in turn, is necessary for adequate consolidation of tailings and protecting the integrity of the TSF. The minimum volumes of raw water are therefore drawn from the river system for key processes requiring raw water such as the elution and gravity circuits. This draw, however, in combination with high rainfall and low evaporation creates a high positive water balance, necessitating a high rate of discharge from the TSF and limiting the opportunity for process water recycling. Minimizing raw-water use is also important in protecting the project against occasional El Nino droughts when volumes of available river water are greatly reduced.

Construction of the Hidden Valley mine has contributed to sedimentation in the Watut River system. This is causing concern among downstream communities living on the river banks. In fiscal 2010, the joint venture partners commissioned a series of studies to assess current and future impacts on this river system. These sediment, biology and acid mine drainage characterization studies confirmed the impact on the Watut River, partly from activities at Hidden Valley and from other sources along the river.

A team of experienced personnel, supported by an independent advisory committee, is managing a range of remedial actions that includes ongoing assessments of the river, riverine biology and aquatic life. A highlight of the year was the launch of the community clean water program. Working with a faith-based organization, we have constructed wells in nearby villages which will provide a reliable source of clean water for these communities.

Since 2010, we have made significant progress in reducing mine-related sediment in the river.

Energy consumption

In the third quarter of fiscal 2011, Hidden Valley was connected to the new hydropower transmission line, part of the PNG electricity grid. While Hidden Valley is currently only drawing 50% of its requirements from the national grid, this has already significantly reduced reliance on diesel-generated power on site and the amount of fuel to be trucked to this remote site.

Climate change and greenhouse gas emissions

PNG’s national office of climate change and environmental sustainability is studying the potential for future economic growth to be driven by renewable energy. Along with other Pacific Island countries, PNG has adopted a framework for action on climate change 2006 to 2015 and a disaster risk reduction and disaster management framework for action. The implications of these structures on Harmony’s operations in PNG have not yet been established and studies are ongoing.

The introduction of an emissions trading system in Australia, known as the carbon pollution reduction scheme, has been delayed until 2013. This will enable the Australian government to assess the level of global action on climate change after the first phase of the Kyoto Protocol expires in 2012. Although this change in policy direction in Australia reduces the impetus for carbon emission reduction in the country in the short term, other non-regulatory risks, mostly substantial projected electricity price increases, remain significant drivers for achieving emission reductions in Australian operations.

Harmony is developing a framework for an internal GHG management strategy, including standardised emission measurements and estimation techniques at PNG. In the past, GHG emissions in PNG were only direct and treated as scope 1 emissions as these were derived from diesel generators with no electricity purchased. This changed in fiscal 2011 because Hidden Valley mine, previously under construction, is now fully operational, and was connected to the national grid in March 2011.

Significant environmental incidents

There were a number of environmental incidents reports in PNG that may have had a moderate impact on the receiving environment but were not considered major or at a level that would have affected the ecosystem function.

Financial provision

A closure plan has been developed for Hidden Valley, with a provision for rehabilitation and closure liabilities of US$52.7 million.

Health and Safety Matters

South Africa

The Mine Health and Safety Act

For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the Mine Health and Safety Act. The Minerals Act of 1991 has subsequently been repealed and the MPRDA promulgated. The Mine Health and Safety Act has since been amended by Act 74 of 2008. The objectives of the Mine Health and Safety Act (“MHSA”) are:

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

The MHSA prescribes general and specific duties for employers and others, determines penalties and a system of administrative fines, and provides for employee participation by requiring the appointment of health and safety representatives and the establishment of health and safety committees. It also entrenches the right of employees to refuse to work in dangerous conditions. Key amendments to the MHSA include the following:

•	training records must be kept;

•	employer investigations;

•	permanent committees of the MHSC;

•	Health and Safety Management system;

•	administrative fines increased from R200,000 to R1 million; and

•	offences — applicable to the employer.

The South African Government, through the DMR, ordered the institution of audit teams to conduct legal compliance and systems and explosives control audits on mines across all commodities.

It is anticipated that Harmony will incur additional expenditure in order to comply with the prescribed legislative requirements. Management anticipates that such additional expenditure will not have a material adverse effect upon our operational results or financial condition.

Management approach to safety

Harmony’s objective is to eliminate all work-related injuries. Each operation is monitored monthly using a formal review system, while major safety issues are reviewed annually during the health and safety workshop.

Our approach to safety is comprehensive and includes training, auditing, communication, specific management interventions and programs, and ongoing campaigns. Corporate safety and health professionals monitor group-wide performance and develop initiatives to address common issues. Guided by an occupational health and safety policy, our cooperative health and safety management framework involves the active participation of management, unions and DMR representatives at all levels, and is aligned with the MHSA.

The chief executive officer and chief operating officers are responsible for safety strategy and management at Harmony operations. They, in turn, delegate responsibility to the relevant general and plant managers for implementation and monitoring because each operation has a unique risk profile. Post year end, we allocated the responsibility for safety to a senior executive with extensive experience of Harmony’s operations.

Safety performance is a parameter in all management and employee incentive schemes.

Health and safety committees are in place at all operations, as required by the MHSA, and full-time health and safety stewards and health and safety representatives have been appointed. There were 52 full-time health and safety stewards in place at the South African operations in fiscal 2011.

These health and safety committees comprise management and elected employee representatives to ensure the active participation of our people in safety and health management. All safety representatives receive additional training, in line with revised Mining Qualifications Authority standards. The committees meet monthly to examine employee health and safety issues, and formal health and safety agreements are in place at all operations to deal with related issues.

In fiscal 2011, 190 occupational health and safety personnel were trained as OHSAS 18001 lead auditors. After adopting OHSAS 18001 and ISO 14001 standards in the prior year, a gap analysis was completed in 2011 to determine whether these standards could be implemented as an integrated framework. A decision on this will be taken in fiscal 2012.

The annual health and safety strategic workshop is a key event in our safety calendar. The review period’s workshop was held in June 2010 with executives and management teams participating. The workshop identified specific safety aspects to be implemented in fiscal 2012 and monitored each quarter. These include:

•	fall-of-ground prevention;

•	trucks and tramming;

•	occupational health and hygiene;

•	metallurgical plants; and

•	environmental management/occupational health and safety management systems.

During fiscal 2011, we made good progress in installing standardized systems to accurately monitor and measure a number of performance indicators, including safety, to global best-practice levels. By June 30, 2011, modules for occupational health and radiation were in place, while scoping was under way for safety, health and environmental management modules. These are aligned to OHSAS and ISO standards. In tandem, we are consulting with individual health and safety committees to ensure their full cooperation. We have previously identified safety literacy as an issue. To address this, we are rolling out an e-learning program at Masimong, Tshepong, Phakisa, Target and Doornkop. By June 30, 2011, 16,368 employees were participating in this program.

In line with Harmony’s 2013 milestones, safety management and performance targets have been set, and integrated into the performance parameters at each operation. The 2013 milestone is a fatality rate of 0.03 per million hours worked, as agreed by the

CEOs of all mining companies and the Mine Health and Safety Council at the 2003 industry safety summit. At Harmony, while the long-term trend is firmly downwards, we have some way to go to reach this goal.

The DMR remains vigilant about ensuring compliance with safety legislation. Harmony continues to work closely with the DMR to resolve issues, thus minimizing safety stoppages and ensuring that all safety standards are adhered to and implemented at our operations.

Our aim is to produce safe, profitable ounces. We believe that safety in the workplace can only be addressed in a cooperative approach that ensures the right infrastructure is in place — from systems and planning, to communication and training. Management and employees must accept joint responsibility for their actions and therefore it is imperative that the working environment empowers people — management, supervisors, workers and union representatives — to stop work and withdraw when they feel it is unsafe, or prevent others from acting in an unsafe way. Equally, safety is also about attitudes and mindsets, collectively and individually.

Criminal mining

In South Africa, criminal or illegal mining at many Free State gold operations, not only Harmony mines, presents significant safety and health risks for our own employees and for the illegal miners. It also has a considerable cost in terms of destroyed assets and infrastructure, security, and loss of skills (if employees are involved). Ultimately, this has ramifications for investment and job creation.

Unfortunately, this is a complex issue, spanning unemployment, illegal immigration, internal fraud and, most importantly, endemic poverty. As such, there is no simple solution, but the level of cooperation between mine owners, authorities, employees, communities and non-governmental organizations has been encouraging. We are doing everything reasonably practicable to proactively address illegal mining.

During fiscal 2011, the Department of Justice and Correctional Services amended the charge for illegal mining from petty to serious. We trust that prison sentences as opposed to negligible fines will prove a more compelling deterrent.

Harmony has made good progress in the battle against illegal mining. Access control and underground security processes have been enhanced, although at some operations the criminals have now focused on surface areas. This is being addressed. At Tshepong, the ban on food underground was agreed to by all stakeholders and has proved successful. Our focus on communicating the risks and consequences of illegal mining and fraud to our own workforces has also paid off, with the number of employees dismissed for related offences dropping from 314 in fiscal 2010 to 133 in fiscal 2011. We also continue to liaise with the DMR, the South African Police Service, justice department, private security companies and affected communities.

Healthcare services

Harmony values the health and well-being of all its employees and the communities affected by its activities. The company is therefore committed to preventing all illnesses — not only occupational illnesses but other lifestyle diseases such as hypertension, diabetes and HIV — through continued medical surveillance, active case finding, early detection and treatment as part of an integrated managed healthcare system. Harmony Healthcare provides tertiary, secondary and primary healthcare as well as occupational health services to around 80% of its employees through company-managed healthcare facilities and preferred provider arrangements. Company-owned facilities currently include two private hospitals, two private pharmacies and various shaft-based medical stations. During fiscal 2011, conversion of the medical station at Target was completed; this is now a health hub providing an integrated, proactive healthcare service. Casualty departments at the private hospitals provide 24-hour emergency services to local communities and to company employees.

The health and well-being of the remainder of Harmony employees, their dependants and contractors is ensured through medical aid membership or third-party service providers, as part of their employment benefits. In fiscal 2010, Harmony Healthcare began implementing a proactive healthcare strategy, shifting the focus from curative to preventative healthcare. Integrated individual healthcare can now be provided to employees, supported by management information systems that enable the Company’s healthcare team to monitor and track the risk profile of individuals in terms of health and well-being. Individual disease management plans are then developed and continually reviewed to assess progress. This initiative is aligned with the Company strategy to ensure continued health improvements that will lead to notable improvements in employee attendance and workplace productivity. During fiscal 2011, the required training was provided to healthcare professionals and, given the encouraging early results, the long-term benefits of this initiative are expected to be significant.

As part of an initiative to entrench compliance with DMR standards, the occupational health module of a safety, health, environmental risk and quality assurance system was customised, with staged implementation from August 2011. This will allow health and environmental exposure data to be coordinated, improve medical surveillance data for analysis, improve monitoring and reporting and ensure continued employee health and wellness improvement. The safety phase is scheduled for completion early in 2012.

Occupational health

In compliance with the Mine Health and Safety Act, medical surveillance continued at the group’s four medical surveillance centres. Medical surveillance examinations were conducted including entry examinations (for new employees), annual examinations, exit (end of service) examinations, and out-of-cycle examinations (for transfers, for example).

We align our occupational health statistics reporting to international standards such as the International Labor Organization’s Code of Practice on the Recording and Notification of Occupational Accidents and Diseases, as well as the Mine Health and Safety Act. In the case of an employee being identified as having a compensable occupational illness, the Company submits his or her details on the employee’s behalf to the Medical Bureau for Occupational Diseases (“MBOD”) or to the Rand Mutual Assurance Company (“RMA”), depending on the illness and legislation that covers it. The MBOD is a statutory body, responsible for certification and compensation in terms of the Occupational Diseases in Mines and Works Act, 1973, to which Harmony contributes. RMA is an industry body that provides compensation under the Compensation for Occupational Injuries and Diseases Act of 1993.

The primary occupational health risk areas in fiscal 2011 were silicosis, noise induced hearing loss (“NIHL”), tuberculosis (“TB”) and occupational injuries.

Noise-induced hearing loss: Harmony is committed to industry milestones for NIHL under the auspices of the Mine Health and Safety Council (“MHSC”):

•	the industry hearing conservation program must ensure no deterioration in hearing greater than 10% among occupationally-exposed individuals after December 2008; and

•	total noise emitted by all equipment in any workplace must not exceed 110dB(A) at any location (including individual pieces of equipment) by December 2013.

The hearing conservation program in place at Harmony has been intensified to reduce NIHL. This includes issuing individually moulded hearing protection devices for working areas where high noise levels have been recorded. To date, we are recording a compliance level of 88% for personal protective equipment, one of the highest in the industry and a reflection of Harmony’s effective communication initiatives.

Occupational lung disease: Silicosis and TB are the two primary occupational lung diseases in the gold mining industry in South Africa and remain long-term concerns for Harmony. Chronic obstructive airways disease does occur, but less frequently.

Silicosis

Silicosis is linked to long-term exposure to quartz silica dust and can cause increased susceptibility to TB. Under the auspices of the MHSC, Harmony committed to the following milestones:

•	95% of all exposure measurement results to be below the occupational exposure limit for respirable crystalline silica of 0.1mg/m³ by December 2008 (individual readings and not average results);

•

using present diagnostic techniques, no new cases of silicosis will occur after December 2013 among previously unexposed individuals (not exposed before 2008, or someone entering the industry in 2008).

All Harmony operations are benchmarked to obtain uniform comparisons.

Harmony is steadily implementing a phased strategy to control dust and reduce silicosis:

•	reducing dust in intake airways;

•	increased focus on silica dust exposure; and

•	awareness through formal training on airborne pollutant exposure.

Silicosis is receiving heightened attention due to the recent court case against Anglo American by a former employee. Harmony, as a member of the Chamber of Mines, is participating in processes to address issues relating to historical silicosis cases following the Constitutional Court judgment in the Mankayi case. Please see Item 8. “Financial Information — Legal Proceedings” for further information.

Tuberculosis

TB continues to hamper the health of workers and affect productivity (absenteeism, treatment costs, compensation, allocated resources, etc). As such, there is increasing pressure on the gold mining industry to reduce TB among its workers. While the gradual downward trend for TB across the industry has resumed, the incidence is still unacceptably high. We are liaising and cooperating with local departments of health on specific TB training for nursing staff, and the additional resources required to improve our collective management of this disease.

In line with the World Health Organization (“WHO”) and the national TB strategic plan in South Africa, Harmony’s comprehensive TB control program includes early case findings, directly observed therapy short-course, chemotherapy and a radiological TB screening project. Harmony exceeds the national plan in certain respects such as:

•	testing to identify early TB resistance;

•	number of investigative diagnostic tests conducted for early detection;

•	installing ultraviolet lights for infection control;

•	annual X-rays of employees exposed to dusty work environments for early TB detection; and

•	ongoing monitoring and education.

Some 902 ultraviolet lights have been installed to date in a phased program that is currently targeting risk exposure areas at the mines. As required by the national plan, the Company prepares TB registers, which are regularly inspected by regional health authorities.

Multidrug-resistant TB (“MDR TB”) remains a growing concern for Harmony as it is costly to treat, loses more shifts (eg 18 months’ treatment) and has a higher mortality rate despite treatment. MDR TB’s association with HIV is almost 100%, further supporting the proactive integration of HIV and TB treatment (and data management) that we are developing in the group. Quality patient and data management and monitoring remain a universal challenge in TB management. MDR TB cases are treated either at the dedicated ward at Ernest Oppenheimer Hospital in Welkom or in specialized state facilities in Gauteng. This treatment program falls under the auspices of the specialised MDR TB state hospitals.

HIV/AIDS Policy

We have managed to look at HIV/AIDS awareness campaigns holistically with our South African workforce. Our HIV and AIDS campaigns are in line with the national HIV counseling and testing (“HCT”) campaigns. Our treatment policy is also in line with the National Guidelines on Anti Retroviral Treatment, which assists employees who decide to leave their place of work and return home for care and are cared for at their homes through the TEBA home based care system, to which we contribute. See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in the future”.

In South Africa, we have an agreement with the relevant stakeholders concerning the management of HIV/AIDS in the workplace. This agreement, originally signed in 2002 with the National Union of Mine Workers (“NUM”) and the United Association of South Africa (“UASA”) has been subsequently amended, the latest in August 2006. While many aspects of the policy have remained unaltered, the most fundamental change is the inclusion in the policy of a broad spectrum of chronic manageable diseases other than HIV/AIDS such as diabetes, asthma and hypertension. This was done in order to minimize the stigma surrounding stand alone HIV/AIDS treatment centers and also to emphasize our view that HIV/AIDS should no longer be viewed as a death sentence, but rather a chronic, manageable disease. We have decentralized some of the functions of the HIV and AIDS centers to the clinics at the shafts where these functions can be easily accessed by employees. The agreement also serves to reassure our employees of our commitment to the respect of all human rights and commitment to non-discriminatory practices and zero tolerance to discrimination of any of our employees. During the early stages of the implementation of the HIV/AIDS program, the agreement was also used as a marketing tool to encourage employee participation in the Harmony HIV/AIDS Program.

Management of HIV/AIDS

The HIV/AIDS pandemic continues to have a significant impact on the Company (through absenteeism, reduced performance, loss of skills) and employees and their families, and local and labor-sending communities.

The group estimates the HIV prevalence level among employees at 27%, based on best available state information and empirical modelling undertaken for the Company in 2009. While this modeling suggests prevalence levels will decline over the next ten years, prevalence levels could have increased in the short term as more employees are staying well and employed after the introduction of antiretroviral therapy (“ART”). No prevalence testing may be undertaken by law.

At Harmony HIV/AIDS is managed at three levels:

•	at a clinical level, the symptoms of the illness are managed by the Group’s health care services;

•	company-wide and mine-specific initiatives are conducted. Shaft-based HIV/AIDS committees form an integral part of the Health and Safety Committees, which meet on a monthly basis; and

•	group policy and practice is overseen by a specialist health care professional.

The program is undertaken by an external provider using qualified registered professional nurses and protocols aligned with the South African Department of Health, WHO and the HIV Clinicians Society of Southern Africa.

In Harmony’s integrated healthcare approach, the focus on HIV/Aids is not isolated, but an integral part of a wider range of chronic diseases managed by the Company. Because the co-infection rate between TB and HIV/Aids is high, the needs of immune-compromised employees require focused attention by all healthcare workers. In fiscal 2011, nursing staff and HIV coordinators attended an in-house training program on HIV clinical skills and basic counselling skills.

Information and education are vital elements of our prevention campaigns, as is providing voluntary counselling and testing (“VCT”) facilities. The focus on early detection is important as early intervention greatly increases the likelihood of long and healthy lives for employees. Harmony’s approach, that HIV/Aids is a chronic illness that can be managed as such (just like diabetes or hypertension), has had a positive impact on the response to VCT.

HIV-positive employees are encouraged to participate in the Company’s wellness program. This includes counselling on lifestyle choices and nutrition, treatment of opportunistic infections and ART. All Harmony employees have access to ART, either through our healthcare facilities or through private medical aid schemes. State-funded facilities in South Africa also provide ART and some employees may seek treatment there because of the stigma associated with the disease. Harmony supports the national HCT campaign and extended this to include all primary healthcare facilities and occupational healthcare centres as an ongoing service in the prior year.

Over the last 15 months, 26% of employees were tested for HIV and 48% of those tested received counselling. This is in line with the company target of 30%. During fiscal 2011, 7,009 individuals were tested (2010: 7,374), a decrease of 5%. The number of employees engaged in VCT has increased, with a current uptake rate of 54%. In fiscal 2011, 2 902 employees participated in the highly active antiretroviral therapy (“HAART”) program (2010: 3,226). The decrease could be attributed to various factors, including labor movements or patients staying above the CD4 count of 500 for longer by adhering to treatment programs.

Australia

Australia, via each State and Territory has a well regulated system of occupational health and safety (“OH&S”), comprised of legislation (Acts and Regulations) and Codes of Practice. Australia is moving to National OH&S Legislation and Draft Legislation has been circulated to the various levels of government and industry for consultation. Several of these specifically apply to the mining industry, including specific legislation and extensive codes of practice and guidelines. There is also a well developed certification and licensing system for employees for the usage of certain items of plant and equipment. The legislation governing this area also refers to the many Australian Standards and specifically AS/NZS 4801 — Occupational health and safety management systems — Specification with guidance for use which is the specific AS for the management of Safety Systems.

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

Management approach to safety

Safety performance at Hidden Valley in PNG is monitored by Harmony’s regional executive committee. As safety the responsibility of line management, safety managers at each operation report through steering committees to this executive committee, which in turn reports to the Harmony board committee responsible for sustainability.

Good progress is being made by the joint venture partners in developing a SBMS aligned to ISO 18000 and ISO 14001:2004, a health, safety and environmental management system. The SBMS will be externally audited every two to three years against these standards. Harmony has also made progress in developing a measurement system based on organizational and individual performance. Business performance indicators, including safety, were developed and agreed during the year. Future performance will be monitored against these benchmarks. Identifying and managing hazards in the workplace is an important element in improving safety performance and remains a key focus. As such, site-level risk assessments aim to ensure each job is completed safely and efficiently. In addition, the hazard identification and risk assessment approach is being successfully implemented, supported by ongoing training and coaching. The business, production and safety improvement program developed in fiscal 2010 (based on the mining six-sigma lean program) is actively involving management in continually improving and meeting targets in all aspects of the business, especially safety.

The program includes daily meetings at which all managers and senior staff are updated on activities across the site for the prior 24 hours. This update reviews safety-related issues, including significant potential incidents, injuries and other incidents in that period. The work system wheel was introduced across the MMJV operations in early 2010 to develop a controlled and safe work environment. The wheel is a graphical representation — with a version translated into colloquial speech — highlighting the four elements required for safe production: controlled work environment, trained and competent people, fit-for-purpose equipment and safe work practices. This concept encourages everyone to ensure the four elements are in place at all times. The model has been expanded across all management levels in addition to the mines.

Healthcare services

In PNG, medical centres at Hidden Valley, Wafi and Wau provide full-time primary healthcare and occupational health surveillance to employees, dependants and the local community. While the Wau centre is only available to dependants and community members for emergencies, four new community health facilities were built at Babuaf near Wafi and Nauti, Kwembu and Winima near Hidden Valley.

Occupational health

The SBMS that is being developed includes a medical register that tracks and reviews each patient’s progress from initial health contact throughout the treatment process.

An occupational hygiene assessment conducted at the Hidden Valley operation in 2009 spanned respirable dust, respirable crystalline silica and a noise monitoring survey. It was conducted according to occupational hygiene practice and Australian standards for noise and dust monitoring (AS 2985-2004 and AS 1269.1- 1998), the methods for quartz measurement. Based on these results, activities at Hidden Valley do not exceed regulatory standards.

The primary health risks in fiscal 2011 at Hidden Valley were upper respiratory tract infections and malaria, neither of which are occupational illnesses.

Over 16,000 new cases of TB are detected in PNG every year (WHO), although only one case was identified at the MMJV medical centres. Communities in PNG are vulnerable to TB given the cramped living conditions in many settlements and villages, exacerbated by lack of access to health facilities, poor transport infrastructure, poverty and poor TB awareness. We support the Morobe health authorities by conducting TB community awareness programs with health NGO World Vision throughout the province for more effective prevention of this infectious disease.

Australian government statistics forecast that 208,000 people in PNG will be living with HIV by 2012. In partnership with government and other stakeholders, including the PNG Business Coalition Against HIV/AIDS, we are actively supporting HIV/Aids management and prevention initiatives at MMJV. Condoms are distributed free at PNG operations and to surrounding communities. MMJV also conducts regular HIV education training, distributes relevant material to employees and the community, and sponsors and organises World Aids Day activities in its areas of operation.

See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and Our Industry — The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in future”.

Item 4A. UNRESOLVED STAFF COMMENTS

There is presently one unresolved comment between the Company and the staff of the SEC’s Division of Corporation Finance (“Staff”) as part of its review of our Form 20-F for the fiscal year ended June 30, 2010.

The Company originally received a comment letter from the SEC on May 11, 2011 regarding the process by which it took the decision to report mineral reserves for Rolspruit and Poplar (included in South Africa — underground —Evander (below infrastructure)) as at June 30, 2010. The Staff’s other comments in that letter and subsequent correspondence have since been resolved. In the Company’s response, it provided the SEC certain supporting documentation including an independent Competent Persons Report (“CPR”) regarding those projects, maintaining that the studies done on these projects included substantial geo-scientific, engineering, economic and social studies which showed the projects were economically and legally viable. On September 28, 2011 the Company received a follow up comment regarding the same, in particular certain recommendations from the CPR. The Company is currently in the process of assembling documentation regarding its views in support of the Rolspruit and Poplar reserves as declared at June 30, 2010, and has been granted an extension to do so until November 4, 2011.

The Company can provide no assurance that the Staff will have no further comments on these matters.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.

Overview

We conduct underground and surface gold mining and related activities, including exploration, processing, smelting and beneficiation. We are currently the third largest producer of gold in South Africa, producing approximately one-fifth of the country’s gold output, and are among the world’s leading gold producers. Our gold sales for fiscal 2011 were approximately 1.3 million ounces of gold. As at June 30, 2011, our mining operations reported total proven and probable reserves of approximately 41.6 million ounces and in fiscal 2011, we processed approximately 21.3 million tons of ore.

For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts managed by a team (headed by a single general manager) being considered to be an operating segment.

Our reportable segments are as follows:

Bambanani, Doornkop, Evander, Joel, Kusasalethu , Masimong, Phakisa, Target, Tshepong, Virginia and PNG;

Cooke operations (sold in November 2008) and Mount Magnet (sold in July 2010) are classified as discontinued operations; and

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

The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3. “Key Information — Risk Factors — Estimations of Harmony’s gold reserve figures are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.”

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

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2011, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of US$1,274 per ounce and South African and Australian dollar exchange rates of US$1 = R7.57 and A$1 = US$0.89, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.

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

During fiscal 2011, 2010 and 2009, we recorded impairments of US$37 million, US$43 million and US$71 million respectively, on property, plant and equipment, all from continuing operations. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future gold price assumptions. A 10% decrease in gold price at June 30, 2011 would have resulted in the additional impairments amounting to US$6.8 million at the Steyn 2 shaft in the Bambanani segment and US$27.6 million at Evander.

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

During fiscal 2011, we recorded an impairment of US$1.5 million on goodwill relating to St Helena (in Other – Underground segment). As at June 30, 2011 substantially all of our goodwill related to the Phakisa, Tshepong and Bambanani cash generating units, for which there is no significant risk of failing the goodwill impairment test. No impairment was recorded during fiscal 2009 and 2010.

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

Deferred taxes

The taxable income from gold mining at our South African operations is subject to a formula to determine the taxation expense. The tax rate calculated using the formula is capped to a maximum mining statutory rate of 43% or 34%, depending on whether or not the taxpayer has elected to be exempt from Secondary Taxation on Companies. See Item 5. “Results of Operations—Continuing Operations—Income and Mining Taxes”. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being utilized against the mining income of the relevant ring-fenced mine.

In terms of IAS 12 — Income Taxes, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, and at our South African operations, such average tax rates are directly impacted by the profitability of the relevant ring-fenced mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at balance sheet date.

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

Revenue

Substantially most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the price for gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

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

Harmony’s Realized Gold Price

The average gold price in U.S. dollars received by us has generally increased since January 1, 2002. In fiscal 2011, the average gold price in U.S. dollars received by us for continuing operations was US$1,370 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3. “Key Information — Risk Factors — The profitability of Harmony’s operations, and the cash flows generated by those operations, are affected by changes in the price for gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average U.S. dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2011	2010	2009
	($/oz)
Average	1,369	1,089	874
High	1,553	1,261	989
Low	1,157	908	713
Harmony’s average sales price — continuing operations (1)	1,370	1,092	867

(1)	Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.

Costs

Our cash costs and expenses typically make up approximately 80% of our total costs. The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise approximately 52% of our production costs.

Our cash costs for continuing operations has increased from US$583 per ounce in fiscal 2009 to US$1,009 per ounce in fiscal 2011, mainly as a result of lower production volumes, the impact of increased labor and energy costs as well as inflationary pressures on supply contracts. In U.S. dollar terms, the appreciation of the Rand-U.S. dollar exchange rate added to these increases.

Our U.S. translated costs are very sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates”. Appreciation of the Rand and other non-U.S. currencies against the U.S. dollar increases working costs at our operations when those costs are translated into U.S. dollars. See Item 3. “Key Information — Risk Factors — Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial conditions”.

The average rate of the South African Rand appreciated approximately 8% against the U.S. dollar in fiscal 2011 compared to fiscal 2010. In the case of our International operations, the Australian dollar appreciated approximately 12%, while the Kina appreciated by 9% against the U.S. dollar in fiscal 2011.

Going forward, we expect a longer term decrease in the real cash costs per ounce, primarily as a result of the completion of the major development projects, being Doornkop, Kusasalethu, Phakisa and Hidden Valley. As these operations ramp up to full production in the next three or so years, the volumes mined will increase and reduce the unit cost per ounce. Management expects a reduction in overall real cash costs as a result of the closure of loss-making shafts such as Merriespruit 1 & 3 shafts. This will however be offset by the increased production costs from the development projects. Management will continue with thorough review of costs at all operations and ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This could result in our costs not decreasing as expected. This is discussed in more detail in Item 3 “Key Information — Risk Factors — Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution” and — “The nature of our mining operations presents safety risks”.

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

Total cash costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Ongoing employee termination cost is included, however employee termination costs associated with major restructuring and shaft closures are excluded. The costs associated with movements in production inventories are excluded from total cash costs. Gold ounces produced are used as the denominator in the total cash costs per ounce calculation.

Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the International operations, the Australian dollar and Kina. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. In addition, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

Continuing operations

The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sale from continuing operations:

	Fiscal year ended June 30,
	2011	2010	2009
	(in $ millions, except per ounce amounts)
Total cost of sales from continuing operations — under IFRS	1,664	1,383	1,083
Depreciation and amortization expense	(254)	(181)	(139)
Rehabilitation costs	(11)	(4)	(1)
Care and maintenance costs of restructured shafts	(18)	(8)	(5)
Employment termination and restructuring costs	(23)	(27)	(4)
Share-based payments	(19)	(20)	(13)
Impairment of assets	(39)	(43)	(71)
Other	13	3	—
Gold inventory movement	(18)	—	2
Total cash costs from continuing operations	1,295	1,103	852
Per ounce calculation:
Ounces produced (1)	1,283,261	1,377,499	1,460,831
Total cash cost per ounce from continuing operations	1,009	801	583

(1)

The ounces produced for fiscal 2011 exclude pre-production ounces from Steyn 2 and Target 3 (2010: Hidden Valley, Target 3 and Steyn 2) for the period in which these shafts were in development. The associated costs have been capitalized.

Discontinued operations

The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:

	Fiscal year ended June 30,
	2011	2010	2009
	(in $ millions, except per ounce amounts)
Total cost of sales from discontinued operations — under IFRS	—	1	71
Depreciation and amortization expense	—	—	(28)
Rehabilitation costs	—	—	(2)
Care and maintenance costs of restructured shafts	—	(1)	(1)
Reversal of impairment of assets	—	—	10
Gold inventory movement	—	—	2
Total cash costs from discontinued operations	—	—	52
Per ounce calculation:		—
Ounces produced	—	—	80,377
Total cash cost per ounce from discontinued operations	—	—	644

Total Harmony — Continuing and discontinued operations

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2011	2010	2009
	(in $ millions, except per ounce amounts)
Total production costs — under IFRS	1,664	1,384	1,154
Depreciation and amortization expense	(254)	(181)	(167)
Rehabilitation costs	(11)	(4)	(3)
Care and maintenance costs of restructured shafts	(18)	(9)	(6)
Employment termination and restructuring costs	(23)	(27)	(4)
Share-based payments	(19)	(20)	(13)
Impairment of impairment of assets	(39)	(43)	(61)
Other	13	3	—
Gold inventory movement	(18)	—	4
Total cash costs	1,295	1,103	904
Per ounce calculation:
Ounces produced	1,283,261	1,377,499	1,541,208
Total cash cost per ounce	1,009	801	586

Within this disclosure document, our discussion and analysis is focused on the total cash costs measure.

While recognizing the importance of reducing cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing a mineral reserve management system that allows for greater grade control and acquiring higher grade reserves. See Item 4. “Information on the Company — Business — Strategy”.

Exchange Rates

Our revenues are very sensitive to the exchange rate of the Rand and other non-U.S. currencies to the U.S. dollar.

Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in U.S. dollars, most of our revenues are received in U.S. dollars. The average gold price received by us during fiscal 2011 increased US$278 per ounce to US$1,370 per ounce from US$1,092 per ounce during fiscal 2010. Appreciation of the Rand against the U.S. dollar increases our U.S. dollar working costs at our South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strength in the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price. Our International operations are similarly affected.

The exchange rates obtained when converting U.S. dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2011 is R6.78 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R7.63 per US$1.00 as at June 30, 2010, reflecting an appreciation of 11% of the Rand against the U.S. dollar when compared with June 30, 2010. Income statement items were converted at the average exchange rate for the fiscal 2011 (R6.99 per US$1.00), reflecting an appreciation of 8% of the Rand against the U.S. dollar when compared with fiscal 2010. The majority of our working costs are incurred in Rands and as a result this appreciation of the Rand against the U.S. dollar would increase our working costs when translated into U.S. dollars. Adding to this increase are increases in our labor costs as well as inflationary pressures on our consumable stores and energy cost, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2011. Depreciation of the Rand against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. Similarly, at our International operations, depreciation of the Australia dollar or Kina against the U.S. dollar would cause a decrease in our costs in U.S. dollar terms. See Item 3. “Key Information — Risk Factors — Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.

Inflation

Our operations have been materially affected by inflation. At the end of fiscal 2011, inflation in South Africa was 4.6%, although it reached 6.9% in fiscal 2009 before declining to 4.2% in fiscal 2010. However, working costs, and wages especially, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 25% during fiscal 2010 and 2011, together with another increase of approximately 25% in the next year, will have a negative effect on the profitability of our operations.

The inflation rate in PNG has remained relatively flat in recent years at around 7%, before ending at 9.6% in fiscal 2011. Higher food and energy prices contributed to this increase, as well as the historically low level of the Kina/A$ cross rate, which led to imported inflation. This increase in inflation could have an adverse effect on the profitability of the PNG operations.

Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-U.S. currencies and/or an increase in the price of gold. See Item 3. “Key Information — Risk Factors — Our operations may be negatively impacted by inflation”.

South African Socio-Economic Environment

We are a South African company and the majority of our operations are in South Africa. As a result, we are subject to various economic, fiscal, monetary and political policies and factors that affect South African companies generally. See Item 3. “Key Information — Risk Factors — The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits”.

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

Electricity in South Africa

Supply

Historically, South Africa has enjoyed both low-cost electrical energy provision, and a stable supply. In early 2008, however, the national power utility Eskom experienced a major capacity shortage resulting in country-wide blackouts and reduced energy supply. The mining industry was severely affected for a period of five days in January 2008, and thereafter Eskom imposed limitations which continued to have an impact. We have devised new strategies so as to optimize our usage of 90% of our previous electricity supply allowed in terms of the Energy Conservation Scheme (“ECS”) and interim rules imposed by Eskom. All operations were allocated an ECS allocation in line with the Eskom allocation and equipment and management structures were put in place to monitor and manage real-time consumption. As a result, we have been able to reduce our energy consumption to 7% below the 90% allocation.

No further submissions or applications for additional power allocation were made in fiscal 2011, with the possible Kalgold expansion project being put on hold until further notice.

Government at national level intervened to develop an integrated resource plan in order to arrest the supply constraint situation and map a long-term plan to add much needed generation capacity to the grid according to projected electricity demand increase. Electricity supply has not been a constraint in fiscal 2011. The electricity supply constraint in South Africa will be alleviated by the commissioning of the first generators at the Medupi power station in 2012. Eskom’s ability to execute the build program successfully and on time as well as the successful development and implementation of the integrated resource plan is critical. We will remain a voluntary participant in the ECS until such time that the national ECS becomes compulsory and Eskom relationships are maintained on this basis. The challenge for us is to improve production to the required levels without compromising the cost-saving initiatives achieved during fiscal 2008 and 2009.

Cost

The average 25% per annum tariff increase for the three year multi-year price determination period (“MYPD”), as approved by NERSA, contributes significantly to escalate the cost of production well above inflationary figures in the foreseeable future. Electricity price projections based on the approved tariffs and extrapolations indicate that electricity costs could be as high as 25% of the total cost of production within the next five years. During fiscal 2011, electricity costs comprised 15% or US$200.3 million of our total cost of production (2010: 13% or US$147 million). The dollar increase in electricity costs over the next five years is expected to be $398 million. This is determined by an average 25% increase in cost for the next five years, and also takes into account the increased production as the development projects ramp up to, and operate at, full production capacity. The dollar amount was determined using an exchange rate of $1/R6.78.

Spiraling electricity costs sparked renewed electrical consumption awareness where operations and service departments alike are actively analyzing all opportunities to improve energy efficiency and optimizing electricity usage.

Energy efficiency

In conjunction with Eskom-approved Electricity Supply Companies and reputable service providers, an accelerated program was initiated to investigate and quantify energy efficiency project opportunities and cost. Projects under investigation, some of which have been approved, have the potential to reduce electricity consumption during peak, standard and off-peak periods and improve the efficiency of use at various operations. The projected energy savings could amount to 566,345MWh or 15.4% of FY11fiscal 2011 consumption per annum and an average demand reduction of 89.6MW. Projects successfully implemented in fiscal 2011 amount to a saving of 31,460 MWh.

Applications for Eskom demand side management funding and alternative funding models, are being investigated for all energy efficiency project opportunities in order to reduce the capital requirements and financial burden to the operations to implement these projects. Thus far, Harmony has been successful with all the applications submitted.

Renewable energy

The Eskom supply constraint continues to raise interest in renewable energy. Various companies have obtained access to internationally-proven technology that was previously not readily available or affordable in South Africa. Investigations into solar heating and solar electricity generation initiatives are currently underway to identify viable projects that could potentially contribute towards our energy efficiency improvement and carbon footprint reduction.

Although progress has been made with the investigations, capital cost and subsequent cost of generation remain high and are not yet comparable to Eskom-projected tariffs. This has not deterred the willingness of industry to participate in such projects, a number of which are being considered currently. Technical development of renewable technologies is however accelerating, with international implementation contributing towards cost reduction. International investors with access to green funds are also interested in South African renewable projects. This latest development can open the door to enter into direct private power agreements at Eskom-comparable tariffs in the foreseeable future.

The impact on the operating cost as a result of discontinuation of Conops is expected to result in a decrease as the variable costs for the additional production will no longer be incurred.

Results of Operations

Years Ended June 30, 2011 and 2010

Continuing Operations

Revenues

Revenue increased by 20%, from US$1,489 million in fiscal 2010 to US$1,781 million. This increase can primarily be attributed to the higher average price of gold received by us, US$1,370 per ounce in fiscal 2011 compared to US$1,092 per ounce in 2010. This was offset by a decrease in ounces sold.

Our gold sales decreased 5%, from 1,363,863 ounces (excluding the capitalized ounces from Target 3, Steyn 2 and Hidden Valley) in fiscal 2010 to 1,299,597 (excluding the capitalized ounces from Target 3 and Steyn 2) in 2011. The grade recovered decreased from 0.07 ounces per ton in fiscal 2010 to 0.06 ounces per ton in fiscal 2011.The decrease in ounces can be attributed to the operations in Evander and Virginia being placed on care and maintenance during fiscal 2010, as well as the closure of Merriespruit 1 in 2011. Offsetting this decrease was the inclusion of production from Target 3 for the fourth quarter of 2011, and increased production from Doornkop, Kusasalethu, Phakisa and Hidden Valley (included for the full year in 2011 as opposed to three months in 2010) as these operations ramp up to full production capacity.

At Bambanani ounces sold decreased by 27%, from 133,105 in fiscal 2010 to 96,549 in fiscal 2011. This was due to lower production volumes and a decrease in recovery grade from 0.227 ounces per ton in fiscal 2010 to 0.203 in fiscal 2011.

At Doornkop ounces sold increased by 30% from 62,275 in fiscal 2010 to 81,149 in fiscal 2011. This is due to the increase in production volumes as the South Reef continues to build up to full production capacity. This was offset by a slight decrease in recovery grade from 0.105 ounces per ton in fiscal 2010 to 0.102 in fiscal 2011. We expect the ounces sold to increase until the operation has reached full production capacity.

At Evander ounces sold decreased by 33%, from 111,499 in fiscal 2010 to 74,655 in fiscal 2011. This was primarily due to a decrease in production volumes as a result of the closure of Evander 2, 5 and 7 shafts during fiscal 2010.

At Joel ounces sold decreased by 27%, from 63,788 in fiscal 2010 to 46,618 in fiscal 2011. This was due to a decrease in production volumes, mainly as a result of the shaft stoppage, as well as a decrease in recovery grade from 0.133 ounces per ton in fiscal 2010 to 0.104 in fiscal 2011.

At Kusasalethu ounces sold increased by 10% from 168,244 in fiscal 2010 to 185,510 in fiscal 2011. This is due to the increase in production volumes as the new mine continues to build up to full production capacity. This was offset by a decrease in recovery grade from 0.153 ounces per ton in fiscal 2010 to 0.149 in fiscal 2011. We expect the ounces sold to increase until the operation has reached full production capacity.

At Phakisa ounces sold increased by 29% from 44,496 in fiscal 2010 to 57,227 in fiscal 2011. This was due to an increase in production volumes as the mine continues building up to full production in the next three to five years. Also contributing was an improvement in the recovery grade from 0.118 ounces per ton to 0.133 in fiscal 2011. We expect the ounces sold to increase until the operation has reached full production capacity.

At Virginia ounces sold decreased from 173,035 ounces in fiscal 2010 to 72,017 in fiscal 2011. This is due to the closure of Harmony 2, Brand 3 and Merriespruit 3 shafts during fiscal 2010 as well as the closure of Merriespruit 1 during fiscal 2011.

At Hidden Valley in PNG ounces sold in fiscal 2011 was 101,017, compared with 8,327 in fiscal 2010. Fiscal 2011 was the first full year that production has been recognized from the operation. We expect the ounces sold to increase until the operation has reached full production capacity.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2010 and fiscal 2009:

	Year Ended June 30, 2011		Year Ended June 30, 2010		Percentage (increase)/decrease in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA
Bambanani (1)	95,198	1,247	131,946	723	(72.5)
Doornkop (4)	80,763	1,054	62,694	822	(28.2)
Evander	74,011	1,186	111,724	1,018	(16.5)
Joel	46,586	1,297	64,495	792	(63.8)
Kusasalethu (4)	180,334	1,008	175,029	857	(17.6)
Masimong	137,605	788	155,609	602	(30.9)
Phakisa (4)	56,649	1,200	44,079	953	(25.9)
Target (2)	110,919	1,011	110,020	783	(29.1)
Tshepong	207,950	810	216,986	677	(19.6)
Virginia	71,149	1,114	170,013	1,036	(7.5)
Other — surface	121,851	1,027	119,954	680	(51.0)
INTERNATIONAL
PNG (3) (4)	1,283.2	993	14,950	1,003	1.0
Total continuing operations	1,283,261		1,377,499
Weighted average		1,009		801	(26.0)

(1)	Excludes 2,894 (2010: 1,061) pre-production ounces from President Steyn 2 shaft, which have not been included in the cash cost calculation as the shaft was in development.

(2)	Excludes 17,073 (2010: 3,762) pre-production ounces from Target 3, which have not been included in the cash cost calculation for the period that the shaft was in development.

(3)	Excludes 46,223 pre-production ounces for the period ended April 2010, which have not been included in the cash cost calculation for the period that the operation was in development.

(4)

Ounces produced are expected to increase until the operations have reached full production capacity. Cash cost per ounce is expected to decrease as the operations move closer to full capacity. See “— Costs” for further detail.

Our average cash costs from continuing operations increased by US$208 per ounce, or 26.0%, from US$801 per ounce in fiscal 2010 to U.S$1,009 per ounce in fiscal 2011. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in U.S. dollars per ounce in fiscal 2011 was attributable primarily to the appreciation of the South African Rand against the U.S. dollar of 11%, as well as an increase in operating cost of 9% in Rand terms and a decrease in ounces produced of 9% when compared to fiscal 2010. Annual increases in labor cost of 7.5% as well as inflationary pressures on our consumable stores and energy costs of 18% and 36% respectively were the main contributors towards a higher operating cost. The closure of shafts during fiscal 2010 and 2011 was a major contributing factor to the decrease in ounces produced.

At Bambanani, the cash cost per ounce increased by 72%, from US$723 in fiscal 2010 to US$1,247, primarily due to a decrease in ounces produced as a result of mining ceasing in certain areas.

At Doornkop, the cash cost per ounce increased by 28%, from US$822 in fiscal 2010 to US$1,054, primarily due to an increase in production costs as the South Reef continues to build up to full capacity.

At Joel, the cash costs per ounce increased from US$792 in fiscal 2010 to US$1,297. This increase is due to the decrease in ounces as a result of the production lost during the shaft stoppage.

At Masimong, the cash costs per ounce increased by 31% from US$602 in fiscal 2010 to US$788, primarily due to the appreciation of the Rand against the US dollar.

At Phakisa, the cash costs per ounce increased by 26% from US$953 in fiscal 2010 to US$1,200, primarily due to the increase in production costs as the mine continues to build up in full capacity.

b) Depreciation and amortization

Depreciation and amortization increased from US$181 million in fiscal 2010 to US$254 million, or 40%. In Rand terms, the increase was 29%. The increase in US dollar terms was partially due to the appreciation of the Rand against the US dollar in fiscal 2011. Also contributing was the increase of depreciation as tons mined increased at Hidden Valley in PNG, Doornkop and Phakisa as well as Target 3 being brought into production.

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs decreased from US$27 million in fiscal 2010 to US$23 million in fiscal 2011. The costs in fiscal 2011 relate primarily to the closure of shafts at Virginia and Evander operations as well as the voluntary retrenchment program after closing Merriespruit 1 shaft. The charge in fiscal 2010 relates primarily to the cost of placing the Evander and Virginia shafts on care and maintenance.

d) Impairment of assets

The impairment charge decreased from US$43 million in fiscal 2010 to US$39 million in 2011. The charge in 2011 primarily relates to Pres Steyn 1 and 2 shafts as well as St Helena as carrying values for the shafts exceed recoverable amounts. Management decided for safety’s sake not to continue mining in some areas of Steyn 2, which resulted in a shorter life-of-mine and therefore a lower recoverable amount. Plans for any future development at Steyn 1 and St Helena have been put on hold indefinitely, triggering an impairment on these assets. The charge in 2010 primarily relates to the impairments at the Virginia and Evander operations when several shafts at these operations were placed on care and maintenance. These operations were approaching the end of their planned lives, with between two and four years left in marginal areas. The closures were due to it no longer being economically viable to continue operating these shafts as a result of the increase in costs such as labor and electricity.

Exploration expenditure

In fiscal 2011, exploration expenditure increased from US$29 million to US$51 million, primarily as a result of the increase in exploration activity in PNG.

Other expenses — net

The charge for other expenses decreased from US$8 million to US$3 million in fiscal 2011. The charge for fiscal 2011 includes a loss of US$6 million for the foreign exchange losses realized on the liquidation of certain dormant Australian subsidiaries. The charge for fiscal 2010 includes a loss of US$12 million relating to the translation of intercompany loans within the Australian operations which do not form part of the net investment in foreign operations.

(Loss)/profit from associates

The loss from associates was US$7 million in fiscal 2011, compared to the profit from associates of US$7 million in fiscal 2010. In both years, the amount represents Harmony’s 40 % share in Rand Uranium’s profits and losses. Harmony ceased equity accounting the investment at the end of March 2011 when shareholders of Rand Uranium agreed to sell the company, and the investment in Rand Uranium was classified as held for sale.

Impairment of investment in associate

The amount for fiscal 2011 relates to the impairment of the carrying value of the investment in Rand Uranium when it was classified as held for sale and written down to its recoverable amount.

Net gain on financial instruments

The gain of US$20 million in fiscal 2011 relates primarily to the fair value gain recognized on the equity-linked deposits (“ELDs”) held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2010 was US$5 million. Also contributing to the gain in fiscal 2010 is the realized portion of mark-to-market gains previously recognized in other reserves being reclassified to the income statement on the disposal of certain listed investments during the year.

Gain on farm-in option

In 2011, we recognized a gain of US$38 million on the cancellation of the Freegold farm-in option. The Freegold option allowed the group to acquire a beneficial interest of up to 40% in any future mines established by Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”) on certain properties in the Free State. On 5 November 2010 the group received 4,376,194 shares in Wits Gold, with a quoted market value of US$38 million, as consideration for the cancellation of the option.

Investment income

Investment income decreased from US$25 million in fiscal 2010 to US$20 million in fiscal 2011, reflecting lower cash balances and interest rates. Interest received from the investments held by the environmental trusts decreased by 80% as further changes were made to the profile of these investment portfolios from cash to market-linked equity instruments. Offsetting these decreases was an increase in interest received and interest refunds from the South African Revenue Service (“SARS”), amounting to US$7 million in fiscal 2011.

Finance costs

Finance costs increased from US$32 million in fiscal 2010 to US$41 million in fiscal 2011, primarily due to higher balances of borrowings when compared to fiscal 2010.

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

The tax rate applicable to the mining and non-mining income of a gold mining company depends on whether the company has elected to be exempt from the Secondary Tax on Companies (“STC”). STC is a tax on dividends declared and, at present, the STC tax rate is equal to 10%. To the extent we receive dividends, such dividends received are offset against the amount of dividends paid for purposes of calculating the amount subject to STC. In 1993, all existing South African gold mining companies had the option to elect to be exempt from STC. If the election was made, a higher tax rate would apply for both mining and non-mining taxable income. In 2009 and 2008, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made. In 1993, the Harmony Company elected to pay the STC tax. All of our South African subsidiaries, excluding Avgold, elected the STC exemption.

Income and Mining Tax	2011	2010
Effective tax rate expense	(493%)	183%

The effective tax rate for fiscal 2011 was lower than the statutory tax rate of 43% for us and our subsidiaries as a whole. The lower effective tax rate results primarily from the credit for the Freegold unredeemed capital allowance. The South African Revenue Service (“SARS”) previously disallowed Freegold’s “post 1973 gold mine” additional capital allowance claim, and also disallowed Freegold’s application of mining ringfencing. SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement.

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability if each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Evander Gold Mines Limited. The deferred tax rate for Evander Gold Mines Limited decreased from 22.9% in fiscal 2010 to 11.5% in fiscal 2011 due to the decreased estimated profitability of the operation over the life-of-mine as a result of higher working cost and capital expenditure, as well as a reduction in expected kilograms produced and recovered grade.

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

Harmony Gold Australia Proprietary Limited and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidations rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.

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

Australia has a Controlled Foreign Company regime which effectively attributes certain types of passive income derived by offshore subsidiaries and taxes that income as if it had been derived in Australia under Australian tax rules.

PNG. The Hidden Valley Project in PNG commenced operations in fiscal 2010. We are also reviewing other potential projects and carrying out extensive exploration.

PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. In certain circumstances there is an ability to transfer the tax benefit obtained through exploration expenditure between projects and wholly-owned companies. Tax losses are generally quarantined and cannot be transferred between projects.

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

PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non-residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non-resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG.

Discontinued Operations

Costs

Costs decreased from US$4 million in fiscal 2010 to US$nil in fiscal 2011.

Profit on sale of investment in subsidiary

The profit on sale of investment in subsidiary in fiscal 2011 relates to the sale of Mount Magnet during July 2010. The total is net of the realization of accumulated foreign exchange losses of US$11.2 million.

Income and Mining Taxes

Australia. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section. In fiscal 2011 and 2010, the income tax rate for companies was 30%.

Continuing and discontinued operations

Net profit/(loss)

The net profit/(loss) increased from a net loss of US$24 million to a net profit of US$86 million. This is due to the factors discussed above.

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

Our gold sales decreased 109,699 ounces, or 7%, from 1,473,562 in fiscal 2009 to 1,363,863 (excluding the capitalized ounces from Target 3, Steyn 2 and Hidden Valley) in fiscal 2010. The grade recovered was constant, at 0.07 ounces per ton in fiscal 2010 and 2009. The decrease in ounces can be attributed to the operations in Evander and Virginia being placed on care and maintenance.

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

At Hidden Valley in PNG ounces sold were 8,327 in fiscal 2010. This was the first year that production has been recognized from the operation.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2010 and fiscal 2009:

	Year Ended June 30, 2010		Year Ended June 30, 2009		Percentage (Increase)/decrease in Cash
	(oz)	($/oz)	(oz)	($/oz)	Costs per ounce
SOUTH AFRICA
Bambanani (1)	131,946	723	121,530	611	(18.3)
Doornkop	62,694	822	42,150	804	(2.2)
Evander	111,724	1,018	190,075	572	(78.0)
Joel	64,495	792	65,684	636	(24.3)
Kusasalethu	175,029	857	174,321	660	(29.8)
Masimong	155,609	602	154,034	476	(26.5)
Phakisa	44,079	953	22,216	555	(71.7)
Target (2)	110,020	783	87,225	645	(21.4)
Tshepong	216,986	677	230,778	483	(40.2)
Virginia	170,013	1,036	258,170	638	(62.4)
Other — surface	119,954	680	114,648	521	(30.5)
INTERNATIONAL
PNG (3)	14,950	1,003	—	—	(100)
Total continuing operations	1,377,499		1,460,831
Weighted average		801		583	(37.4)

(1)	Excludes 1,061 pre-production ounces from President Steyn 2 shaft, which have not been included in the cash cost calculation as the shaft was in development.

(2)	Excludes 3,762 pre-production ounces from Target 3, which have not been included in the cash cost calculation as the shaft was in development.

(3)	Excludes 46,223 pre-production ounces for the period ended April 2010, which have not been included in the cash cost calculation for the period that the operation was in development.

Our average cash costs from continuing operations increased by US$218 per ounce, or 37.4%, from US$583 per ounce in fiscal 2009 to U.S$801 per ounce in fiscal 2010. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in U.S. dollars per ounce in fiscal 2010 was attributable primarily to the appreciation of the South African Rand against the U.S. dollar of 16%, as well as an increase in operating cost of 9% in Rand terms and a decrease in ounces produced of 6% when compared to fiscal 2009. Annual increases in labor cost of 7.5% as well as inflationary pressures on our consumables and energy costs resulting in an increase in costs of 18% and 44% respectively, were the main contributors towards a higher operating cost.

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

At Hidden Valley in PNG, the cash costs per ounce were US$1,003 in fiscal 2010. The operation has started ramping up and this is the first year that its production has been included.

b) Depreciation and amortization

Depreciation and amortization increased from US$139 million in fiscal 2009 to US$181 million in fiscal 2010, or 30%. In Rand terms, the increase was 9.7%. The increase in US dollar terms was partially due to the appreciation of the Rand against the US dollar in fiscal 2010. Also contributing to the increase was the commencement of depreciation at Hidden Valley in PNG, Doornkop and Phakisa as these operations were brought into production.

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

d) Impairment of assets

The impairment charge decreased from US$71 million in fiscal 2009 to US$43 million in fiscal 2010. The charge in 2010 primarily relates to the impairments at the Virginia and Evander operations when several shafts at these operations were placed on care and maintenance. These operations were approaching the end of their planned lives, with between two and four years left in marginal areas. The closures were due to it no longer being economically viable to continue operating these shafts as a result of the increase in costs such as labor and electricity. The charge in fiscal 2009 relates to impairments at the Virginia, Evander and Target operations amounting to US$71 million. These impairments resulted primarily from a decrease in the expected life-of-mine of these operations, as well as an increase in the costs to operate the shafts. At Target and Evander, additional capital expenditure has been included in the revised life-of-mine plans in order to access reserve ounces in areas where geological anomalies have been discovered. These changes resulted in the carrying amount exceeding the recoverable amount.

e) Share based compensation

The charge for share based compensation increased from US$13 million in fiscal 2009 to US$20 million in fiscal 2010. This increase is primarily attributable to the appreciation of the Rand against the US dollar, as well as the granting of additional share awards in November 2009.

Corporate, administration and other expenditure

The charge increased from US$36 million in fiscal 2009 to US$50 million in fiscal 2010. The increase in US dollar terms was partially due to the appreciation of the Rand and Australian dollar against the US dollar.

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

Net gain/(loss) on financial instruments

The gain of US$5 million in fiscal 2010 relates primarily to the fair value gains on the equity-linked deposits held by the environmental trusts, which are classified as fair value through profit or loss investments. Also contributing to the gain is the realized portion of mark-to-market gains previously recognized in other reserves being reclassified to the income statement on the disposal of certain listed investments during the year. The loss in fiscal 2009 relates primarily to the impairment of the investment in Dioro of US$11 million reclassified from other reserves to the income statement when the investment was considered to be permanently impaired at December 31, 2008. This was offset by the subsequent gain recognized in the income statement on the disposal of the investment in April 2009.

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

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability if each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The increase in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from increases in the effective deferred tax rate at Evander Gold Mines Limited and Harmony Gold Mining Company Limited. The deferred tax rate for Evander Gold Mines Limited increased from 6.9% in fiscal 2009 to 22.9% in fiscal 2010 due to the increased estimated profitability of the operation over the life-of-mine as a result of the closure of loss-making shafts, as well as an increase in the gold price and a planned decrease in capital expenditure. Similarly, Harmony Gold Mining Company Limited’s deferred tax rate increased from 17.1% to 23.1 mainly as a result of the closure of loss-making shafts.

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

Harmony Gold Australia Proprietary Limited and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidations rules all of the Australian subsidiary companies are treated as divisions of the Head Company,

Harmony Gold Australia. As a result inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.

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

Australia has a Controlled Foreign Company regime which effectively attributes certain types of passive income derived by offshore subsidiaries and taxes that income as if it had been derived in Australia under Australian tax rules.

PNG. The Hidden Valley Project in PNG commenced operations in fiscal 2010. We are also reviewing other potential projects and carrying out extensive exploration.

PNG mining projects are taxed on a project basis. Therefore each project is taxed as a separate entity, even though it may be one of a number of projects carried on by the same company. In certain circumstances there is an ability to transfer the tax benefit obtained through exploration expenditure between projects and wholly-owned companies. Tax losses are generally quarantined and cannot be transferred between projects.

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

PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non-residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non-resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG.

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

Recent Accounting Pronouncements

Harmony’s accounting policies are described in note 2 to the consolidated financial statements “Accounting policies”. Recently adopted accounting policies, as well as recent accounting pronouncement with the potential for impact on the consolidated financial statements, are described in note 2.1.

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

Cash Resources

	Fiscal year ended June 30,
	2011	2010	2009
	($ in millions)
Continuing operations
Operating cash flows	340	216	246
Investing cash flows	(411)	(453)	(108)
Financing cash flows	29	85	(233)
Foreign exchange differences	13	6	8
Total cash flows from continuing operations	(29)	(146)	(87)
Discontinued operation
Operating cash flows	—	(6)	8
Investing cash flows	30	—	202
Financing cash flows	—	—	—
Foreign exchange differences	—	—	77
Total cash flows from discontinued operations	30	(6)	287

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

Net cash generated by operations was US$340 million in fiscal 2011, as compared with US$210 million in fiscal 2010. The increase is attributed primarily to the increase in the revenue as a result of the higher gold price received. Also contributing to the year-on-year increase was the reduction in taxation paid by US$10 million and the insurance refund from unwinding the previous self-insurance scheme. This was offset by the increase in production costs due to inflationary pressures on labor, materials and electricity as well as the increase in exploration expenditure of US$22 million. In addition, the reduction of interest received contributed to a decrease of US$5 million.

Investing

Net cash utilized by investing activities was US$381 million in fiscal 2011, as compared with net cash generated of US$453 million in fiscal 2010. Proceeds from the disposal of assets were US$33 million in fiscal 2011, compared to US$19 million in 2010. US$15 million was received in April 2011 as a deposit for the sale of Evander 6 and Twistdraai to Taung Gold Limited. In fiscal 2010, the Pamodzi FS assets were acquired at a cost of US$36 million.

Financing

Financing activities generated US$29 million in fiscal 2011, compared with US$85 million in fiscal 2010. In fiscal 2010, the group entered into a loan facility with Nedbank and drew down US$160 million during the year. In fiscal 2011, a further US$130 million was drawn down from Nedbank. Loan repayments in fiscal 2011 amounted to US$81 million (2010: US$57 million).

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

On November 30, 2010, we entered into an additional loan facility with Nedbank, comprising a term loan of R500 million (US$70 million) and a revolving credit facility of R250 million (US$35 million). Interest terms are identical to the original facility. The repayment terms of the original revolving credit facility were amended to coincide with the repayment of the new revolving credit facility. The new term facility was fully drawn during fiscal 2011 and R400 million (US$57 million) was drawn down from the two revolving credit facilities. We repaid R250 million (US$37 million) of the revolving credit facilities by June 30, 2011. At June 30, 2011, US$59 million of the revolving credit facility was undrawn.

We need to comply with certain debt covenants, including that the interest cover ratios shall not be less than two times and the current ratio not less than one time. We complied with the relevant covenants during fiscal 2011.

During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project amounting to US$37 million. Interest is charged at U.S. — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease instalments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as collateral for these loans. The balance at June 30, 2011 was US$7.5 million.

Recently Retired Credit Facilities and Other Borrowings

During October 2010 and December 2010, Morobe Consolidated Goldfields entered into two US dollar loans with Pacific Premium Funding (Proprietary) Limited to finance insurance payments. The loan totaling US$3.6 million were repaid during May 2011, at an average interest rate of 3.55%.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations as of June 30, 2011:

	Payments Due by Period
	Total ($’million)	Less Than 12 Months July 1, 2011 to June 30, 2012 ($’million)	12-36 Months July 1, 2012 to June 30, 2014 ($’million)	36-60 Months July 1, 2014 To June 30, 2016 ($’million)	After 60 Months Subsequent June 30, 2016 ($’million)

Nedbank facility (1)	241	65	152	24	—
Westpac Bank(1)	7	4	3	—	—
Post-retirement health care(2)	25	—	—	—	25
Environmental obligations(3)	291	—	—	—	291
Total contractual obligations	564	69	155	24	316

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings”.

(2)

This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2011.

(3)

We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies”.

Contractual Obligations off the Balance Sheet

Our obligation with regards to operating leases is US$16 million and relates to the International office in Brisbane as well as expenditure on mineral tenements. Of this amount, US$8 million is due within 12 months.

Capital Expenditure

The following table sets forth our authorized capital expenditure as of June 30, 2011:

$’million
Authorized and contracted for (1)	28
Authorized but not yet contracted for	222
Total	250

(1)	Including our share of the PNG joint venture’s capital expenditure of US$6 million.

Commercial Commitments

The following table provides details regarding our commercial commitments as of June 30, 2011:

	Amount of Commitments Expiring by Period
	Total ($’million)	Less Than 12 Months July 1, 2011 to June 30, 2012 ($’million)	12-36 Months July 1, 2012 to June 30, 2014 ($’million)	36-60 Months July 1, 2014 to June 30, 2016 ($’million)	After 60 Months Subsequent to June 30, 2016 ($’million)

Guarantees (1)	59	—	—	—	59
Capital commitments (2)	28	28	—	—	—
Total commitments expiring by period	87	28	—	—	59

(1)	Amount of Commitments Expiring by Period.

(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of US$222 million has been approved by the board for capital expenditures.

Trend Information

Information on recent trends in our operations is discussed in Item 4. “Information on the Company — Business — Strategy” and “— Results of Operations” above.

Working Capital and Anticipated Financing Needs

The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. Several of the growth projects will require additional capital expenditure over the next two to three years to complete construction, most of which will be funded from cash generated by operations and the balance by debt. For more information on our planned capital expenditures, see “— Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We may, in the future, explore debt and/or equity financing in connection with our acquisition strategy. See Item 3. “Key Information — Risk Factors — To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US$ currencies against the U.S. dollar. Future financing arrangements would also be subject to the limits on the board’s borrowing powers described in Item 10. “Additional Information — Memorandum and Articles of Association — Directors — Borrowing Powers”. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item “10. Additional Information — Exchange Controls”.

Other Financial Information

Export Sales

In fiscal years 2009, 2010 and 2011, 100% of our gold produced in South Africa was refined by Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. All of our gold produced in Australia and PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The composition of Harmony’s board of directors is as follows:

Name	Date of appointment
Patrice Motsepe (1)	September 23, 2003
Frank Abbott (1)	October 1, 1994
Graham Briggs	August 6, 2007
Joaquim Chissano (1)	April 20, 2005
Fikile De Buck(1) (2)(3)	March 30, 2006
Ken Dicks (1) (2)	February 13, 2008
Dr Simo Lushaba (1) (2)	October 18, 2002
Cathie Markus (1) (2)	May 31, 2007
Harry Ephraim Mashego	February 24, 2010
Hannes Meyer	November 1, 2009
Modise Motloba (1) (2)	July 30, 2004
Mavuso Msimang (1) (2)	March 26, 2011
David Noko (1) (2)	March 26, 2011
Cedric Savage (1) (2)	September 23, 2003
John Wetton (1) (2)	July 1, 2011
André Wilkens (1)	August 7, 2007

(1)	Non-executive directors

(2)	Independent

(3)	Lead independent director

The members of the board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information can be found in exhibit 15.1.

Board Practices

Our Articles of Association provide that the board must consist of no less than four and no more than twenty directors at any time. At October 17, 2011, the board consists of 16 directors.

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

In order to ensure good corporate governance, the board has formed an Audit Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, an Empowerment Committee, a Sustainable Development Committee (subsequent to year-end, this was replaced by a Social and Ethics Committee in compliance with the new Companies Act) and a Technical Committee. All of the board committees are comprised of a majority of independent, non-executive directors.

Executive Management Committee

Our Executive Committee comprises our executive directors and selected senior officers, each with his or her own area of responsibility. The Executive Committee consists of 13 executives who meet on a weekly basis and more often if required. See exhibit 15.1 for their abridged curricula vitae.

The composition of the Executive Management Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive Officer
Hannes Meyer	Financial Director
Harry Ephraim Mashego	Executive Director: Government Relations
Bob Atkinson	Africa New Business
Jaco Boshoff (1)	Reserves and Resources and Projects
Alwyn Pretorius (1)	Chief Operating Officer North Operations South Africa
Tom Smith	Chief Operating Officer South Operations South Africa
Marian van der Walt	Corporate and Investor Relations
Johannes van Heerden	Chief Executive Officer: South East Asia
Abre van Vuuren	Risk Management and Health Services
Melanie Naidoo-Vermaak	Environment
Matthews Dikane	Legal, Governance and Ethics
Anton Buthelezi (2)	Human Resources

(1)	Subsequent to June 30, 2011, Alwyn was appointed as executive: health and safety and Jaco took over as acting COO: North

(2)	During September 2011, it was announced that Anton would be joining the executive committee as executive: human resources on October 1, 2011.

Board Committee

Details of the various board committees and their composition and members can be found in exhibit 15.2.

Compensation of Directors and Senior Management

The following table shows the compensation of directors and senior management for fiscal 2011:

Name	Directors’ fees ($’000) 2011	Salaries and Benefits ($’000) 2011	Retirement Contributions during the year ($’000) 2011	Bonuses Paid ($’000) 2011	Share Options Exercised during the year ($’000) 2011	Total ($’000) 2011
Non-executive
Patrice Motsepe	119	—	—	—	—	119
Frank Abbott (1)	48	—	—	—	—	48
Joaquim Chissano	61	—	—	—	—	61
Fikile De Buck (2)	87	—	—	—	—	87
Cheick Diarra (3)	21	—	—	—	—	21
Ken Dicks	47	—	—	—	—	47
Dr Simo Lushaba (4)	65	—	—	—	—	65
Cathie Markus	49	—	—	—	—	49
Modise Motloba	76	—	—	—	—	76
Mavusa Msimang (5)	9	—	—	—	—	9
David Noko (5)	9	—	—	—	—	9
Cedric Savage	101	—	—	—	—	101
Andre Wilkens	63	—	—	—	—	63
Executive
Graham Briggs	—	755	—	386	324	1,465
Hannes Meyer	—	383	—	186	—	569
Mashego Mashego	—	309	30	149	147	635
Frank Abbott (6)	—	68	—	115	—	183
TOTAL	755	1,515	30	836	471	3,607

(1)	August 2010 – June 2011 (appointed August 1, 2010). Received additional service fee (US$66,037).

(2)	Also received fees for serving on the Rand Uranium board (US$14,306).

(3)	July 2010 to May 2011 (resigned May 31, 2010).

(5)	Also received fees for serving on the Rand Uranium board (US$2,861).

(3)	April 2011 to June 2011 (appointed March 26, 2011)

(4)	July 2010 (resigned July 31, 2010)

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

The executive directors also benefit from pension contributions, provident funds, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by us and our subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is US$nil million. The non-executive directors are entitled to fees as agreed at our annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on our behalf and remuneration for other services, such as serving on committees. For fiscal 2011, total directors’ remuneration amounted to

US$3.7 million and senior management’s remuneration to US$6.1 million.

Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee, in line with our reward philosophy. A bonus of US$385,980 was awarded to the chief executive officer during the past financial year.

The board has agreed to an increase in non-executive directors’ fees, effective from July 1, 2010. Shareholders approved the increase in fees at the annual general meeting held on December 1, 2010.

For fiscal 2011 non-executive directors received the following fees:

Annual Fee
Board	R 162,000 annually (US$23,175)
Audit Committee	R 90,000 annually (US$13,162)
Empowerment Committee	R 62,000 annually (US$8,870)
Investment Committee	R 62,000 annually (US$8,870)
Nomination Committee	R 62,000 annually (US$8,870)
Remuneration Committee	R 62,000 annually (US$8,870)
Sustainable Development Committee	R 70,000 annually (US$10,014)
Technical Committee	R 70,000 annually (US$10,014)
Chairman of board	R 756,000 annually (US$101,155)
Chairman of board committees	Double the amount that the individual
board committee member received annually
Lead independent director	R243,000 annually (US$34,764)

The terms of employment of the non-executive directors are not set out in any written agreements.

Share Options

At October 17, 2011, our directors and senior management held the following share options, totalling less than 1% of our share capital:

Directors and Senior Management	Number of Share Options	Average Strike Price (R)	Expiration Dates
Graham Briggs	91,938	48.55	2014 - 2015
Hannes Meyer	—	—	—
Harry Ephraim Mashego	—	—	—
Senior Management (as a group)	200,451	52.55	2013 - 2015
Total	292,389	51.29	2013 - 2015

Options to purchase a total of 1,135,565 ordinary shares were outstanding on October 17, 2011. The exercise prices of the outstanding options range between R39.00 and R91.60 per share and they expire between 2012 and 2015. Of the outstanding options, options to purchase 292,389 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See Note 36 to the Consolidated Financial Statements included herein.

Shares issued in terms of the Harmony 2006 Share Plan

At October 17, 2011, our directors and senior management held the following share appreciation rights and performance shares, totaling less than 1% of our share capital:

Directors and Senior Management	Share Appreciation Rights (SAR)	Weighted SAR Price (R)	Performance Shares (PS)	PS Price (R)	Restricted Shares (RS)	RS Price (R)	Expiration Dates
Graham Briggs	265,713	78.44	305,011	—	48,485	—	2011 - 2016
Hannes Meyer	15,608	80.68	55,800	—	24,525	—	2015 - 2016
Harry Ephraim Mashego	54,485	77.11	77,201	—	22,262	—	2011 - 2016
Senior management (as a group)	615,480	74.72	653,770	—	130,271	—	2011 - 2016

Awards to purchase a potential maximum of 10,410,699 ordinary shares were outstanding on October 17, 2011. The exercise prices of the outstanding options range between R70.54 and R112.64 per share and they expire between 2011 and 2016. Of the outstanding awards, awards to purchase a potential maximum of 2,268,584 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See Note 36 to the Consolidated Financial Statements included herein.

Share Ownership

The following sets forth, as at June 30, 2011 and at October 17, 2011, the total amount of ordinary shares directly or indirectly owned by our directors and senior management, including shares issued under the 2006 Share Plan. Our directors and senior management do not own any preference shares.

Holder	Ordinary Shares Number as at June 30, 2011	Percentage		Ordinary Shares Number as at October 17, 2011	Percentage
Non-executive chairman
Patrice Motsepe (1)	—	—		—	—
Directors Non-executive
Fikile De Buck	—	—		—	—
Joaqium Chissano	—	—		—	—
Dr Cheick Diarra	—	—		—	—
Ken Dicks	—	—		—	—
Dr. Simo Lushaba	—	—		—	—
Cathie Markus	—	—		—	—
Modise Motloba	—	—		—	—
Cedric Savage	—	—		—	—
André Wilkens	101,303		(2)	101,303		(2)
Executive Directors
Graham Briggs	—	—		—	—
Hannes Meyer	—	—		—	—
Frank Abbott	—	—		—	—
Harry Ephraim Mashego	—	—		—	—
Total Directors (14 persons)	101,303	—		101,303	—

(1)	Patrice Motsepe, our Chairman, has an indirect holding through ARM

(2)	Less than 1%.

Employees

General

Set out below is the number of people working at each of our operations and the number at our operations who are employed by outside contractors as at the end of each of fiscal years 2011, 2010 and 2009.

	Harmony Employees at June 30,			Outside Contractors at June 30,
	2011	2010	2009	2011	2010	2009
South Africa	34,345	35,788	37,316	4,921	4,331	4,962
International	1,558	1,105	979	2,982	1,373	2,482
Grand total	35,903	36,893	38,295	7,903	5,704	7,444

The numbers for the International Operations include the employees and contractors at the MMJV.

These numbers show a reduction in the number of employees which was achieved over the 12 month period ended June 30, 2011. It represents the consequences of the restructuring program on the employee numbers (see below).

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

Harmony invests in the training and development of its current and potential employees. During fiscal 2011 a significant number of South African employees received some form of training in areas such as mining, engineering, metallurgy, mineral reserve, human resources and soft skills. In South Africa, we have various programs in place to attract and develop university and young school leavers through apprenticeships, bridging programs and bursaries, as well as extensive in-house and external training programs.

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

NUM	78%
UASA	8%
Solidarity	2%
Collective Bargaining Fund	2%
Non-union	10%

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

As a result of our highly unionized labor force and the fact that labor costs constitute approximately 52% of production costs, we have attempted over the years to balance union demands for improvements in wages and conditions of employment with the need to contain and reduce cash costs in order to ensure the long-term viability of our operations.

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

Wage negotiations are conducted in a centralized industry forum under the Chamber of Mines. During August 2011, a two-year wage agreement was signed, which includes profit sharing, after a five-day strike across the gold mining industry.

Each year, negotiations with unions span a wide range of issues. In fiscal 2011, these included:

•

the process of closing Virginia operations affecting 3,800 people. This was completed successfully, and without any industrial stoppages. About 2,480 employees were transferred to other Harmony operations or redeployed to support services; and

•

curbing illegal mining activities: the company implemented various measures to curb the activities of illegal miners in Free State operations. These ranged from stricter access controls, limited food and liquids permitted to be carried underground, to more frequent security operations and police action. The success of these initiatives underlines the effective engagement processes in place and the solid relationship between Harmony management teams and the unions.

Other issues currently being discussed with unions include:

•	an employee share option scheme for Harmony employees;

•	establishment of a bargaining council for the gold mining industry. This has not been finalised and it is envisaged that it will be concluded by the next round of wage negotiations scheduled for 2013;

•	discussions on co-designing arrangements for the effective use of mining assets are due to start shortly; and

•	issues around developing young people living in communities close to mining operations.

Work Stoppages

There were no group-wide work stoppages in fiscal 2011.

HDSAs in management

Harmony’s recruitment, development and retention initiatives are focused on historically disadvantaged South Africans (HDSAs) in line with the original Mining Charter requirement that these employees (including white women) made up 40% of management in South Africa by 2009. Commendably, given the shortage of HDSA management skills in the country, Harmony improved its employment equity status in management levels over the past year to 41.5% from 40% in fiscal 2010.

Women in mining

In line with good practice, we require that 10% of the total workforce should be made up of women. We have exceeded this target at some of the operations. At the end of June 2011, there were 3,936 women in the group (11.5%), compared with 4,423 in fiscal 2010, or 12% of women in the total workforce. Various steps have been taken to accommodate women in the underground mining environment. The percentage of women in management was 18% and 6% (2010: 16% and 9%) in the core disciplines of engineering, mining, ore reserve management and metallurgy.

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

Localization

Under the ongoing localization process in PNG, more locally resourced employees are being recruited to reduce externally resourced employees (“EREs”) to around 4% by fiscal 2013. In PNG, 118 employees (9%) comprised foreign labor in fiscal 2011.

In terms of diversity and equal opportunity, PNG operations are governed by a three-year training plan lodged with the Department of Labor for approval in separate documents for each operation: Hidden Valley JV, Wafi-Golpu JV and the exploration JV. Under this three-year plan and for the company to have EREs, the JVs are required to ensure that locally resourced employees are continuously trained and succession is managed. The first set of plans was submitted in November 2010 and approved in January 2011.

The succession target of less than 4% permanent EREs at PNG is on track. The leadership development program to run in the first quarter of fiscal 2012 will ensure the target is achieved by 2013.

Women in mining

PNG obtained government approval to recruit females specifically in the surface mining environment. As a result, there are plans in place across Morobe Mining to address the gender balance of employees. Aptitude tests of women landowners are ongoing to establish a pool of available candidates. In fiscal 2011, 12% of the workforce in PNG was women, closer to the 15% national average. Our efforts are focused on achieving the 2013 target of 17%.

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

The Harmony 2006 Share Plan

The Harmony 2006 Share Plan (“the Plan”) was adopted by shareholders at the annual general meeting held on November 10, 2006. The Plan incorporates the following elements: equity- settled share appreciation rights, performance shares and performance allocated restricted shares. The Plan is in line with global best practice and South African best practice, which in combination serves to reward the required attributes of shareholder alignment and long- term, sustained performance.

In terms of the Plan, executive directors and senior employees of Harmony and its subsidiaries and associates are awarded rights to receive shares in Harmony. This is based on the value of these awards when time and performance conditions have been met, the awards have vested and, in the case of the Share Appreciation Rights (“SARs”), the rights have been exercised.

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

The 2007 allocations and awards became eligible for vesting during fiscal 2011. Both the SARs and performance shares vested as the performance conditions were met.

Short-term incentive scheme

Our Remuneration Committee ensures that our directors and senior executives are fairly rewarded for their individual contributions to our overall performance.

In September 2006, the Remuneration Committee approved an annual incentive scheme as part of Harmony’s Reward Philosophy This scheme was revised in 2010 to provide twice-yearly incentive bonuses for all management employees applying to corporate, Harmony central services, medical services and central operations; and quarterly incentive bonuses for designated shaft management team members as well as regional operations management teams to benefit executive directors and members of management.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are an independent gold producer, with no single shareholder exercising control. As of October 17, 2011, our issued share capital consisted of 430,298,789 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.

Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.

A list of the 5% holders of our securities as of October 17, 2011 is set forth below:

Holder	Number of Shares	Percentage
1. Deutsche Bank Trust Company Americas (1)	143,536,409	33%
2. ARM Ltd. (2)	63,632,922	14.8%
3. Blackrock Investment Management (UK) Ltd. (3)	43,664,924	10%
4. Allan Gray(3)	30,168,304	7%
5. Public Investment Corporation of South Africa(3)	28,097,384	6.5%
6. First Eagle Investment Management LLC(3)	22,377,989	5.2%

(1)

Depository changed from Bank of New York Mellon to Deutsche Bank Trust Company Americas as of October 10, 2011 with respect to the ADRs held on the U.S. register. Holding disclosed represents outstanding ADRs on October 17, 2011.

(2)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.

(3)	Holdings as of September 30, 2011

As of October 17, 2011, there were 2,014 record holders of our ordinary shares in the United States.

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

Related Party Disclosure and Transactions

None of our directors or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction since July 1, 2008 or in any proposed transaction that has affected or will materially affect us or our subsidiaries, other than as stated below.

ARM Limited currently holds approximately 14.8% of our shares. Patrice Motsepe, André Wilkens, Joaquim Chissano and Frank Abbott are directors of ARM Limited.

We have three directors on the board of Rand Uranium, being Graham Briggs, Hannes Meyer and Alwyn Pretorius. Dr Simo Lushaba is a member of the Rand Uranium Investment Committee. During fiscal 2010 and 2011, Fikile de Buck served as a director and a member of the audit committee until May 17, 2011.

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

See note 37 of the consolidated financial statements for the balances due to and from associates and joint ventures.

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

Harmony has been named as a second defendant in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case, under which the principles of compensation under ODIMWA are currently being tested. During March 2011, the Constitutional Court handed down judgment in the case which allows Mr. Mankayi’s executor to proceed with the case in the High Court of South Africa.The case was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti. A further appeal that was lodged by Mr Manyaki was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on 3 March 2011. The judgment allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

See “Recent developments” for a discussion on the US class action and the Freegold court case.

Dividends and Dividend Policy

On August 13, 2009, the board approved a final dividend for fiscal 2009 of R0.50 per share that was paid on September 21, 2009. The total amount of the dividend paid was R213 million (US$28.6 million). As the dividend was declared after the reporting date of June 30, 2009, the dividend was not recorded in fiscal 2009. On August 13, 2010, the board approved a final dividend for fiscal 2010 of R0.50 per share that was paid on September 20, 2010. The total amount of the dividend paid was R214 million (US$29.3 million). As the dividend was declared after the reporting date of June 30, 2010, the dividend was not recorded in fiscal 2010. On August 12, 2011, the board approved a final dividend for fiscal 2011 of R0.60 per share that was paid on September 19, 2011. The total amount of the dividend paid was R258 million (US$34 million). For information on our accounting policy relating to dividends, see note 2.20 to the consolidated financial statements.

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

Recent Developments

Dividends

On August 12, 2011, the board approved a final dividend for fiscal 2011 of 60 SA cents per share, paid on September 19, 2011. The total dividend amounts to R258 million (US$34 million).

Freegold court case

The court’s decision on Freegold’s appeal regarding the South African Revenue Service’s (“SARS”) supplication of mining tax ring-fencing was received on August 1, 2011 and found in favour of SARS. The case was concluded in March 2011 and judgment was reserved at that time. The company has decided to appeal the finding by the court. Any additional income taxes payable are expected to be offset by additional deferred tax credits due to the impact of this application will have on unredeemed capital.

US$ facility

On August 11, 2011, the group entered into a US$300 million syndicated Revolving Credit Facility. The facility has a term of four years and attracts interest at LIBOR plus 260 basis points. The facility is jointly arranged by Nedbank Limited and Firstrand Bank Limited (acting through its Rand Merchant Bank division).

US class action

Subsequent to June 30, 2011 we came to a mutually acceptable settlement with the class plaintiffs in a pending class action in the United States District Court for the Southern District of New York in which certain ADR and ADR Option holders are seeking damages against us pertaining to our business practices for the period April 25, 2007 to August 7, 2007. The settlement requires the court’s approval and, if approved by the Court, and by the appellate court if appealed, will result in the dismissal of all claims against the company as to all members of the Class. The hearing on the settlement approval is currently scheduled for November 10, 2011, in the United States District Court for the Southern District of New York. The Company’s insurers have undertaken to pay the settlement pursuant to the terms of a directors’ and officers’ insurance contract.”

Item 9. THE OFFER AND LISTING

Markets

Stock Exchange Listings and Ticker Codes

The primary listing of our ordinary shares is on the JSE Limited. Our ordinary shares are also listed on stock exchanges in London and Berlin, as well as being quoted in Brussels in the form of International Depositary Receipts and on the New York Stock Exchange in the form of ADSs. We notified NASDAQ on June 9, 2010 of our intention to voluntarily terminate our listing on NASDAQ. The last day of trading of Harmony’s ADSs on NASDAQ was June 21, 2010. We voluntarily delisted from Euronext Paris on August 30, 2010.

JSE Limited	HAR
New York Stock Exchange	HMY
London Stock Exchange	HRM
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1

Offering and Listing Details

The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary Shares (Rand per Ordinary Share)
	High	Low
Fiscal year ended June 30, 2007
Full Year	123.00	86.10
Fiscal year ended June 30, 2008
Full Year	118.52	60.00
Fiscal year ended June 30, 2009
Full Year	129.50	54.99
Fiscal year ended June 30, 2010
First Quarter	87.51	69.05
Second Quarter	87.00	74.00
Third Quarter	80.77	68.80
Fourth Quarter	81.40	68.65
Full Year	87.51	68.65
Fiscal year ended June 30, 2011
First Quarter	83.80	71.90
Second Quarter	88.02	76.18
Third Quarter	102.26	74.77
Fourth Quarter	103.25	83.29
Full Year	103.25	71.90
Fiscal year ended June 30, 2012
July 2011	99.66	85.80
August 2011	101.99	90.18
September 2011	106.00	90.60
As of October 17, 2011	98.89	96.52

On October 17, 2011, the share price of our ordinary shares on the JSE was R98.00.

Our ADRs are listed on the New York Stock Exchange. We were listed on NASDAQ from November 29, 2005 until we voluntarily de-listed on June 21, 2010. The high and low sales prices in U.S. dollars for our ADRs for the periods indicated, as reported on the NYSE and NASDAQ, were as follows:

	NYSE Harmony ADRs ($ per ADR)		NASDAQ Harmony ADRs ($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2007
Full Year	17.26	11.91	16.76	12.67
Fiscal year ended June 30, 2008
Full Year	15.27	8.42	15.27	8.74
Fiscal year ended June 30, 2009
Full Year	13.06	5.58	13.07	5.54
Fiscal year ended June 30, 2010
First Quarter	11.75	8.50	11.78	8.50
Second Quarter	11.98	9.73	11.94	9.74
Third Quarter	11.11	8.79	—	—
Fourth Quarter	10.57	9.04	—	—
Full Year	11.98	8.50	—	—
Fiscal year ended June 30, 2011
First Quarter	11.74	9.72	—	—
Second Quarter	12.75	10.75	—	—
Third Quarter	15.26	10.56	—	—
Fourth Quarter	15.57	12.34	—	—
Full Year	15.57	9.72	—	—
Month of
July 2011	14.35	12.81	—	—
August 2011	14.87	11.96	—	—
September 2011	14.06	11.50	—	—
As of October 17, 2011	12.39	12.09	—	—

On October 17, 2011, the closing share price of our ordinary shares on the NYSE was US$12.18.

The Securities Exchange in South Africa

The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.

As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets; equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R6,687 billion (US$986 billion) at June 30, 2011. The mining market capitalization was, at June 30, 2011, 22% of the overall JSE market capitalization and constituted 30% in terms of value traded.

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

General

We are a public company with limited liability, and is registered under Registration number 1950/038232/06 with the Companies and Intellectual Property Commission (“CIPC”) (previously known as “CIPRO” or “the Registrar of Companies”), a member of the Department of Trade and Industry. We are governed by our Memorandum of Association and Articles of Association, the provisions of the Companies Act and the various Listings Requirements. Our operations are also subject to various laws and regulations, including those described in Item 4. “Information on the Company Regulation”.

In accordance with the provisions of the Act, which came into operation on 1 May 2011, the Memorandum of Association and Articles of Association will forthwith be known as the Memorandum of Incorporation and will be replaced in its entirety at the annual general meeting of the company to be held in 2012.

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

Share Capital

As of June 30, 2011, our issued share capital consisted of 430,084,628 ordinary shares with a par value of R0.50 each. As of October 17, 2011, our issued share capital consisted of 430,298,789 ordinary shares with a par value of R0.50 each. Our authorized share capital is 1,200,000,000 ordinary shares with a par value of R0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.

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

The Companies Act provides that a company may approve the acquisition of its own shares by special resolution, if authorized to do so by its articles. A company is not, however, permitted to make any form of payment to acquire any of its own shares if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its debts or if, after the payment, the consolidated assets of the company fairly valued would be less than the consolidated liabilities of the company. The procedure for acquisition of shares by a company is regulated, in the case of listed companies, both by the Companies Act and the Listings Requirements of the JSE. The Companies Act further provides that a company may make payments to its shareholders if authorized by its articles subject to the liquidity and solvency requirements described above.

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

The register of members includes:

•	the names and addresses of the members;

•	the shares held by each member, distinguishing each share by its denoting number, if any, by its class or kind, and by the amount paid or deemed to be paid thereon;

•	the date on which the name of any person was entered in the register as a member; and

•	the date on which any person ceased to be a member.

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

These comments relate to exchange controls in force at June 30, 2011. These controls are subject to change at any time without notice, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be abolished, continued or modified by the South African government in the future, however, the trend in recent years has been the continued gradual relaxation of the exchange controls.

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

Certain South African Tax Considerations

The discussion in this section is based on current law and our interpretation thereof. Changes in the law may alter the tax treatment of our ordinary shares or ADSs, as applicable, possibly on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not tax residents of South Africa. It specifically excludes the tax consequences for non-tax residents whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not a beneficial recipient of the dividends, or where the source of the transaction or dividends is to be in South Africa. In addition, it does not cover the tax consequences for the holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“U.S. Treaty”). It also assumes that the holders would hold the ordinary shares or ADSs on capital account (that is, for investment purpose). We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

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

Capital Gains Tax

A Capital Gains Tax (“CGT”) was introduced with effect from October 1, 2001. In the case of an individual, 25% of the capital gain is included in its taxable income. In the case of a corporate entity, 50% of such gain is included in its taxable income. CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The terms of the U.S. Treaty (which will prevail in case of conflict) provide that the U.S. holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle would apply with reference to the payment of income tax, and income tax will only be payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situation therein. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if they have been held for a continuous period of 3 years. Such provision applies automatically and is not elective.

Generally the domestic laws of South Africa provide that a capital gain will be deemed to have been sourced in South Africa and be subject to South African tax to the extent that the asset related to an interest in immovable property situated in South Africa. It includes any equity shares held by a person in a company if —

•

80% or more of the market value of the equity shares, ownership or right to ownership or vested interest, as the case may be, at the time of disposal thereof is attributable directly or indirectly to immovable property held otherwise than as trading stock; and

•	the person directly or indirectly holds at least 20% of the equity shares in the company or ownership or right to ownership of the other entity.

(Certain amendments have been announced to these deeming provisions effective 1 January 2012 and apply in respect of amounts received or accrued during years of assessment commencing on or after that date).

The provisions of the U.S. Treaty will override the deemed source rules to the extent applicable. Article 13 of the U.S. Treaty provides that South Africa may tax a gain that is attributable to the alienation of real property situated in South Africa, which concept includes the equivalent of a U.S. real property interest, even if held through shares.

With effect from 1 January 2012 it is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person.

Securities Transfer Tax

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

Taxation of Dividends

Subject to the PFIC rules referred to below, under U.S. federal income tax laws, if you are a U.S. holder, the gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to U.S. federal income taxation as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). You must include the amount of any South African tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends received by an individual taxpayer during taxable years beginning before January 1, 2013 will be taxed at a maximum rate of 15% where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. Holders of ordinary shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other corporations.

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

Capital Gains

Subject to the PFIC rules referred to below, if you are a U.S. holder and you sell your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount you realize on the sale and your adjusted tax basis in the ordinary shares, determined in U.S. dollars. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. Prior to January 1, 2013, long-term capital gain recognized by a non-corporate U.S. holder is generally subject to a maximum tax rate of 15%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax purposes. Your ability to offset capital losses against income is subject to limitations.

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

Medicare Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of ordinary shares for taxable years beginning after December 31, 2012. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our ordinary shares.

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

Recently Enacted Legislation Related to Disclosure of Information with Respect to Foreign Financial Assets

Recently enacted legislation requires a U.S. holder that is an individual that holds an interest in “specified foreign financial assets” to disclose certain information related to these holdings. This applies for any year in which the aggregate value of all such holdings is greater than US$50,000. For these purposes, “specified foreign financial assets” include (i) any depository or custodial account maintained by, or certain equity or debt interests in, certain foreign financial institutions, (ii) stock or securities issued by non-U.S. persons, (iii) certain other financial instruments or contracts held for investment where the issuer or counterparty is a non-U.S. person, and (iv) any interest in a foreign entity. In addition, a U.S. holder may be required to furnish certain information to avoid a presumption that the aggregate value of the U.S. holder’s holdings of specified foreign financial assets are in excess of US$50,000. Penalties may apply in the event of noncompliance. These disclosure requirements are effective for taxable years beginning after March 18, 2010. As with all new legislation, the application of certain of these requirements in any particular circumstance may not be entirely clear. Prospective investors should consult their own tax advisors regarding the effect of this legislation in their particular circumstances.

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

We did not have any currency contracts in place as of June 30, 2011, 2010 or 2009.

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

Commodity Sales Agreements

We did not have any forward commodity sales agreements in place during fiscal 2011, 2010 and 2009.

Interest Rate Sensitivity

Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. We have not entered into any agreements to manage this risk in fiscal years 2009, 2010 and 2011.

Sensitivity analysis

A change of 100 basis points in interest rates at June 30, 2011, 2010 and 2009 would have increased (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2011	2010	2009
	($ in millions)
Increase in 100 basis points	2	2	—
Decrease in 100 basis points	(2)	(2)	—

The above table excludes the fixed rate convertible bond for fiscal 2009. As it was accounted for at amortized cost, and had a fixed coupon interest rate rather than a floating coupon interest, interest rate changes did not affect reported profit and loss.

For further information on sensitivities, see note 4 of the consolidated financial statements in Item 18.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

On October, 7 2011, Harmony appointed Deutsche Bank Trust Company Americas in place of Bank of New York Mellon as its depositary bank for ADRs. The principal terms regarding fees and charges that an ADR holder might have to pas, as well as any fee and other payments made by the depositary to us as part of the depositary agreement, are summarized below.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• The execution and delivery of ADRs • The surrender of ADRs
$.02 (or less) per ADS	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	Transfer and registration of equity shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Payments of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may:

•	refuse to effect any transfer of such ADRs or any withdrawal of ADSs;

•	withhold any dividends or other distributions; or

•	sell part or all of the ADSs evidenced by such ADR,

and may apply dividends or other distributions or the proceeds of any sale in payment of the outstanding tax or other governmental charge. The ADR holder remains liable for any shortfall.

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

Carbon In Pulp (CIP): a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains solubilised gold. The solubilized gold is absorbed onto the carbon granules, which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

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

Open-pit/Opencast/Open cut: mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Ore: a mixture of mineralized material from which at least one of the contained minerals can be mined and processed at an economic profit.

Ore grade: the average amount of gold contained in a ton of gold bearing ore expressed in ounces per ton.

Mineral reserves: that part of mineralized material which at the time of the reserve determination could be economically and legally extracted or produced. Mineral reserves are reported as general indicators of the life-of-mineralized materials. Changes in reserves generally reflect:

•	development of additional reserves;

•	depletion of existing reserves through production;

•	actual mining experience; and

•	price forecasts.

Grades of ore actually processed may be different from stated reserve grades because of geologic variation in different areas mined, mining dilution, losses in processing and other factors. Recovery rates vary with the metallurgical characteristics and grade of ore processed. Neither reserves nor projections of future operations should be interpreted as assurances of the economic life-of-mineralized material nor of the profitability of future operations.

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

Reef: a gold-bearing sedimentary horizon, normally a conglomerate band, which may contain economic levels of gold.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

At a general meeting held on December 1, 2010, our shareholders authorized the board to allot and issue authorised but unissued ordinary shares with a par value of R0.50 each in the share capital of the Company (“Unissued Shares”) under and in accordance with the terms of the Harmony (2001) Share Option Scheme, the Harmony (2003) Share Option Scheme and the Harmony 2006 Share Plan and, in addition, as a general authority, to allot and issue up to 42 865 478 Unissued Shares, being 10% of the total share capital of the Company as at 30 June 2010, at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time in their sole discretion determine, subject to the provisions of the Companies Act, No 61 of 1973 (“Companies Act”) and the Listings Requirements of the Johannesburg Stock Exchange (“JSE Listings Requirements”).

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

Item 15. DISCLOSURE CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of June 30, 2011, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2011.

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

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2011, and has concluded that such internal control over financial reporting was effective based upon those criteria.

PricewaterhouseCoopers Inc, an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2011.

(c) Attestation Report of the Registered Public Accounting Firm

See report of PricewaterhouseCoopers Inc, an independent registered public accounting firm, on page F-2.

(d) Changes in Internal Control over Financial Reporting

There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2011 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.

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

Fiscal year ended June 30, 2010	US$	2.128 million
Fiscal year ended June 30, 2011	US$	2.516 million

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2010	US$	0.413 million
Fiscal year ended June 30, 2011	US$	0.363 million

Fees related to interim reviews.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2010	US$	0.107 million
Fiscal year ended June 30, 2011	US$	0.047 million

Services comprised advice on disclosure for completion of certain tax returns.

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2010	US$	0.066 million
Fiscal year ended June 30, 2011	US$	0.198 million

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

US-listed companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. Harmony has a Nomination Committee which comprises three non-executive board members. The lead independent non-executive director serves as Chairman of the Nomination Committee.

For US-listed companies, the chairperson of this committee is required to be the chairperson of the Board of Directors. The current chairman of the Harmony Board of Directors, Patrice Motsepe, is Chairman of one of Harmony’s largest shareholders, African

Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, a member of the Nomination Committee. The lead independent non-executive director was re-appointed in August 2011.

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

US-listed companies are required to publish and distribute to shareholders an annual report within 120 days from the end of its fiscal year. Non-US companies such as Harmony are given 225 days from the end of the fiscal year. Beginning with our 2012 annual report next year, we will be aligned with US-listed companies and will have 120 days to publish our annual report.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended June 30, 2011 and the related information pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

Financial Statements

The financial statements appear in this annual report on Form 20-F beginning on page F-3. The report of the independent registered public accounting firm appears on page F-2.

Item 19. EXHIBITS

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001).

1.2	Articles of Association of Harmony, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

*2.1	Notice to shareholders dated October 24, 2011 in respect of the annual general meeting held on November 30, 2011.

*2.2	Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011.

*2.3	Form of ADR (included in Exhibit 2.2).

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005).

4.2	Harmony 2006 Share Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.3	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007).

4.5	Shareholders Agreement between ARMGold/Harmony Joint Investment Company (Proprietary) Limited, Clidet No. 770

(Proprietary) Limited and Clidet No. 726 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.6	Sale of Shares and Claim Agreement with Randfontein Estates Limited, ARMGold/Harmony Joint Investment Company (Proprietary) Limited and Clidet No. 770 (Proprietary) Limited dated December 18, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.8	Senior Facility Agreement with Nedbank Limited dated September 28, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.9	Master Lease Facility Agreement between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) dated June 14, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008).

4.10	Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009).

4.11	Master Purchase and Farmin Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Wafi Mining Limited, Morobe Exploration Limited, Newcrest PNG 1 Limited, Newcrest PNG 2 Limited and Newcrest PNG 1 Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009).

4.12	Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009).

4.13	Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009).

4.14	Administration Expenses Agreement dated August 11, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.15	Sale of Assets Agreement (South) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.16	Sale of Assets Agreement (Waste Rock Dump) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Avgold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.17	Sale of Assets Agreement (North) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation), Avgold Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.18	Sale of Assets Agreement (Plant) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.19	Facilities Agreement dated December 11, 2009 between Nedbank Limited, Harmony Gold Mining Company Limited and the Guarantors listed in Schedule 2 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.20	Amended and Restated Sale Agreement dated March 18, 2010 between Harmony Gold Mining Company Limited, Africa Vanguard Resources (Doornkop) (Proprietary) Limited and Randfontein Estates Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

*4.21	Facilities Agreement dated November 30, 2010 between Nedbank Limited, Harmony Gold Mining Company Limited and the Guarantors listed in Schedule 2

*4.22	Amended and Restated Sale Agreement dated September 10, 2010 between Evander Gold Mines Limited, Harmony Gold

Mining Company Limited, Pluriclox (Proprietary) Limited, Taung Gold Limited, Clidet No. 790 (Proprietary) Limited and Clidet No. 791 (Proprietary) Limited

*4.23	Amended and Restated Joint Venture Agreement dated February 27, 2011 between Evander Gold Mines Limited and Taung Gold Holdings (Proprietary) Limited

*4.24	Amended and Restated Mining Right Abandonment Agreement dated September 3, 2010 between Harmony Gold Mining Company Limited and Witwatersrand Consolidated Gold Resources Limited

*4.25	Option Cancellation Agreement dated September 3, 2010 between Armgold/Harmony Joint Venture (Proprietary) Limited, Witwatersrand Consolidated Gold Resources Limited and Harmony Gold Mining Company Limited

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009).

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*15.1	Information in respect of Harmony’s Board and Executive Management (Extracted from Harmony’s Annual Report 2011)

*15.2	Information in respect of Harmony’s Corporate Governance (Extracted from Harmony’s Annual Report 2011)

*	Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs
Graham Briggs
Chief Executive Officer
Date: October 24, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of other comprehensive income, of changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

October 24, 2011

Consolidated income statements

For the years ended 30 June 2011

		US dollar
Figures in million	Note	2011	2010	2009

Continuing operations

Revenue		1,781	1,489	1,277
Cost of sales	5	(1,664)	(1,383)	(1,083)
Production costs		(1,313)	(1,103)	(850)
Amortisation and depreciation		(254)	(181)	(139)
Impairment of assets		(39)	(43)	(71)
Employment termination and restructuring costs		(23)	(27)	(4)
Other items		(35)	(29)	(19)
Gross profit		117	106	194
Corporate, administration and other expenditure		(51)	(50)	(36)
Social investment expenditure		(12)	(11)	(4)
Exploration expenditure	6	(51)	(29)	(29)
Profit on sale of property, plant and equipment	7	4	14	114
Other expenses — net	8	(3)	(8)	(3)
Operating profit	9	4	22	236
(Loss)/profit from associates	22	(7)	7	1
Impairment of investment in associate	22	(20)	—	(14)
Loss on sale of investment in subsidiary	10	—	(3)	—
Net gain on financial instruments	11	20	5	(10)
Gain on farm-in option	12	38	—	—
Investment income	13	20	25	49
Finance cost	14	(41)	(32)	(24)
Profit before taxation		14	24	238
Taxation	15	69	(44)	(22)
Net profit/(loss) from continuing operations		83	(20)	216

Discontinued operations

Profit/(loss) from discontinued operations	16	3	(4)	95
Net profit/(loss)		86	(24)	311

Attributable to:
Owners of the parent		86	(24)	311
Non-controlling interest		—	—	—

Earnings/(loss) per share (cents)	17
Earnings/(loss) from continuing operations		19	(5)	52
Earnings/(loss) from discontinued operations		1	(1)	23
Total earnings/(loss) for the year		20	(6)	75

Diluted earnings/(loss) per share (cents)	17
Earnings/(loss) from continuing operations		19	(5)	51
Earnings/(loss) from discontinued operations		1	(1)	23
Total diluted earnings/(loss) for the year		20	(6)	74

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended 30 June 2011

			US dollar
Figures in million	Note	2011	2010	2009

Net profit/(loss) for the year		86	(24)	311

Other comprehensive income/(loss) for the year, net of income tax		540	25	111
Foreign exchange translation	28	555	25	105
Fair value movement of available-for-sale investments	28	(15)	—	6

Total comprehensive income/(loss) for the year		626	1	422

Attributable to:
Owners of the parent		626	1	422
Non-controlling interest		—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

As at 30 June 2011

		US dollar
Figures in million	Note	2011	2010

Assets

Non-current assets
Property, plant and equipment	18	4,607	3,874
Intangible assets	19	320	290
Restricted cash	20	5	19
Restricted investments	21	278	228
Investment in associates	22	—	50
Deferred tax assets	15	170	246
Investment in financial assets	23	27	2
Inventories	25	25	28
Trade and other receivables	26	3	10

Total non-current assets		5,435	4,747

Current assets
Inventories	25	124	129
Trade and other receivables	26	158	122
Income and mining taxes		21	10
Cash and cash equivalents		102	101

		405	362
Assets of disposal groups classified as held for sale	16	40	32

Total current assets		445	394

Total assets		5,880	5,141

Equity and liabilities

Share capital and reserves
Share capital	27	4,033	4,027
Other reserves	28	519	(40)
Accumulated loss		(102)	(159)

Total equity		4,450	3,828

Non-current liabilities
Deferred tax liabilities	15	623	709
Provision for environmental rehabilitation	29	291	222
Retirement benefit obligation and other provisions	30	26	22
Borrowings	31	181	129

Total non-current liabilities		1,121	1,082

Current liabilities
Borrowings	31	49	27
Income and mining taxes		—	1
Trade and other payables	32	258	185

		307	213
Liabilities of disposal groups classified as held for sale	16	2	18

Total current liabilities		309	231

Total equity and liabilities		5,880	5,141

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders’ equity

For the years ended 30 June 2011

	Number of ordinary shares issued	Share capital	Share premium	Accumulated loss	Other reserves	Total
		Figures in million (US dollar)

Note		27			28

Balance — 30 June 2008	403,253,756	32	3,755	(419)	(196)	3,172

Issue of shares
- Exercise of employee share options	1,322,964	—	7	—	—	7
- Exchange for PNG Royalty	3,364,675	—	23	—	—	23
- Capital raising	18,045,441	1	186	—	—	187
Share-based payments	—	—	—	—	13	13
Net profit for the year	—	—	—	311	—	311
Other comprehensive income for the year	—	—	—	—	111	111

Balance — 30 June 2009	425,986,836	33	3,971	(108)	(72)	3,824

Issue of shares
- Exercise of employee share options	505,584	—	3	—	—	3
- Issued for AVRD investment	2,162,359	—	21	—	—	21
Repurchase of equity interest (note 28(f))	—	—	—	—	(13)	(13)
Share-based payments	—	—	(1)	—	20	19
Net loss for the year	—	—	—	(24)	—	(24)
Other comprehensive income for the year	—	—	—	—	25	25
Dividends paid (1)	—	—	—	(27)	—	(27)

Balance — 30 June 2010	428,654,779	33	3,994	(159)	(40)	3,828

Issue of shares
- Exercise of employee share options	1,429,849	—	6	—	—	6
Share-based payments	—	—	—	—	19	19
Net profit for the year	—	—	—	86	—	86
Other comprehensive income for the year	—	—	—	—	540	540
Dividends paid (1)	—	—	—	(29)	—	(29)

Balance — 30 June 2011	430,084,628	33	4,000	(102)	519	4,450

(1)	Dividend per share is disclosed under the earnings per share note. Refer to note 17.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statements

For the years ended 30 June 2011

			US dollar
Figures in million	Notes	2011	2010	2009

Cash flow from operating activities
Cash generated by operations	33	346	214	319
Interest received		20	25	51
Dividends received		—	—	—
Interest paid		(19)	(12)	(31)
Income and mining taxes paid		(7)	(17)	(85)

Cash generated by operating activities		340	210	254

Cash flow from investing activities
Increase in amounts invested in environmental trusts		(1)	(1)	—
Decrease in restricted cash		17	2	(9)
Proceeds on disposal of Mount Magnet	33	30	—	—
Proceeds on disposal of Big Bell operation	33	—	3	—
Proceeds on disposal of Papua New Guinea joint venture	33	—	—	235
Proceeds on disposal of Randfontein Cooke assets	33	—	—	209
Proceeds on disposal of available-for-sale financial assets		2	7	—
Prepayment for Evander 6 and Twistdraai transaction	16	15	—	—
Acquisition of Steyn 2 and Target 3	33	—	(36)	—
Disposal of investments		2	—	(4)
Decrease in Social Trust Fund		1	1	—
Additions to intangible assets		(2)	(2)	(4)
Proceeds on disposal of property, plant and equipment		3	16	6
Additions to property, plant and equipment		(448)	(443)	(339)

Cash (utilised by)/generated from investing activities		(381)	(453)	94

Cash flow from financing activities
Borrowings raised		134	168	—
Borrowings repaid		(81)	(57)	(427)
Ordinary shares issued		6	3	194
Dividends paid		(30)	(29)	—

Cash generated/(utilised) by financing activities		29	85	(233)

Foreign currency translation adjustments		13	6	85

Net increase/(decrease) in cash and equivalents		1	(152)	200
Cash and equivalents — beginning of year		101	253	53

Cash and equivalents — end of year		102	101	253

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

For the years ended 30 June 2011

1	GENERAL INFORMATION

Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG).

The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorized for issue by the board of directors on 24 October 2011.

2	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied in all years presented, unless otherwise stated.

2.1	Basis of preparation

The financial statements of the group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

New standards, amendments to standards and interpretations to existing standards adopted by the group:

The effective dates below are for financial periods beginning on or after the given date.

The following standards or amendments to standards have become effective but had no impact on the results of the group:

•	IFRS 2 (Amendment) Share-based Payments — Group cash-settled and share-based payment transactions (effective 1 January 2010).

Amendments arising from the Annual Improvements issued in April 2009

•	IFRS 2 (Amendment) Share-based Payments — (effective 1 January 2010).

•	IFRS 5 (Amendment) Non-current Assets Held for Sale and Discontinued Operations — (effective 1 January 2010).

•	IAS 7 (Amendment) Statement of Cash Flows (effective 1 January 2010).

•	IAS 17 (Amendment) Leases (effective 1 January 2010).

•	IAS 18 (Amendment) Revenue (effective I January 2010).

•	IAS 36 (Amendment) Impairment of Assets (effective 1 January 2010).

•	IAS 38 (Amendment) Intangible assets (effective 1 January 2010).

•	IAS 39 (Amendment) Financial instruments: Recognition and measurement (effective 1 January 2010).

•	IFRS 8 (Amendment) Operating Segments (effective 1 January 2010).

•	IFRIC 16 (Amendment) Hedges of a net investment in foreign operation (effective 1 January 2010).

The following standards or amendments to standards have become effective but were not relevant to the group:

•	IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards — Additional Exemptions for First-time Adopters (effective 1 January 2010).

•	IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards — Limited Exemptions from Comparative IFRS 7 Disclosures for First-time Adopters (effective 1 July 2010).

•	IAS 32 (Amendment) Financial Instruments: Presentation — Classification of rights issues (effective 1 February 2010).

•	IFRIC 15 Agreements for construction of real estate (effective 1 January 2010).

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (effective 1 July 2010).

Amendments arising from the Annual Improvements issued in April 2009

•	IAS 1 (Amendment) Presentation of Financial Statements (effective 1 January 2010).

•	IFRIC 9 (Amendment) Reassessment of embedded derivatives (effective 1 January 2010).

Notes to the consolidated financial statements

For the years ended 30 June 2011

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted:

At the date of authorization of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

The following standards, amendments to standards and intepretations are not expected to be relevant to the group:

•	IAS 1 (Amendment) — Presentation of Financial Statements (effective for financial periods beginning on/after 1 July 2012).

•	IAS 12 (Revised) — Income Taxes: Deferred Tax Recovery of Underlying Assets (effective for financial periods beginning on/after 1 January 2012).

•	IAS 19 (Amendment) Employee Benefits — Recognition and Measurement of Defined Benefit Pension Expense (effective for periods beginning on/after 1 January 2013).

•

IAS 24 (Revised) Related party disclosures (effective for periods beginning on/after 1 January 2011). The amendment clarifies and simplifies the definition of a related party and is not expected to have a significant impact on the group’s financial statements.

•

IFRS 1 (Amendment) — First-time Adoption of International Financial Reporting Standards: Removal of Fixed Dates for First-time Adopters (effective for financial periods beginning on/after 1 July 2011).

•	IFRS 1 (Amendment) — First-time Adoption of International Financial Reporting Standards: Guidance on Severe Hyperinflation (effective for financial periods beginning on/after 1 July 2011).

•

IFRIC 14 (Amendment): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction — Prepayment of Minimum Funding Requirements (effective for financial periods beginning on or after 1 January 2011).

•	Improvements to IFRS 2010 (effective for periods beginning on/after 1 January 2011).

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group, but have not been assessed by management:

•

IAS 27 (Revised) Separate Financial Statements (effective for periods beginning on/after 1 January 2013). This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in IFRS 10.

•

IAS 28 (Revised) Investments in Associates and Joint Ventures (effective for periods beginning on/after 1 January 2013). This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

•	IFRS 7 (Amendment) — Financial Instruments: Disclosures — Transfer of Financial Assets (effective for financial periods beginning on/after 1 July 2011).

•

IFRS 9 (Amendment) Financial Instruments (effective for periods beginning on/after 1 January 2013). This IFRS is part of the IASB’s project to replace IAS 39. The standard addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. The standard also includes guidance on accounting for and the presentation of financial liabilities and derecognizing financial liabilities which have been relocated from IAS 39 without change, except for financial liabilities that are designated at fair value through profit or loss.

•

IFRS 10 Consolidated financial statements (effective for periods beginning on/after 1 January 2013). This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements.

•

IFRS 11 Joint Arrangements (effective for periods beginning on/after 1 January 2013). The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. Proportional consolidation of joint ventures is no longer allowed under this standard.

•

IFRS 12 Disclosure of Interest in Other Entities (effective for periods beginning on/after 1 January 2013). This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

•

IFRS 13 Fair Value Measurement (effective for periods beginning on/after 1 January 2013). The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value and disclosure requirements across all IFRSs.

2.2	Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries, its proportionate interest in joint ventures, special purpose entities (SPEs) and its interests in associates.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(i)	Subsidiaries are all entities (including special purpose entities) over which the group has power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated when that control ceases. The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the aquiree’s net assets.

The excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the aquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

(ii)	Associates are those entities over which the group has significant influence, but not control over operational and financial policies, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognized at cost. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition. The group’s investment in associates includes goodwill identified on acquisition.

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

Unrealized gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment that should be recognized.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii)	Joint arrangements. Joint venture entities are those entities in which the group holds an interest and shares joint control over strategic, financial and operating decisions with one or more other ventures under a contractual arrangement. The group’s interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method, the group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

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

Where the group has contractual arrangements with other participants to engage in joint activities or invest in joint assets other than through a separate entity, the group includes its assets, liabilities and share of income and expenditure in such joint venture operations with similar items in its financial statements.

(iv)	Special purpose entities (SPEs) are those undertakings that are created to satisfy specific business needs of the group. These are consolidated where the group has the right to the majority of the benefits of the SPE and/or is exposed to the majority of the risk thereof. SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(v)	Transactions and non-controlling interests. The group treats transactions with non-controlling interests as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a portion of the amount previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

2.3	Foreign currency translation

(i)	Functional and presentation currency. Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

For translation of the rand financial statement items to US dollar, the average of R6.99 (2010 :R7.58) (2009: R9.00) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R6.78 (2010: R7.63) per US$1 for asset and liability items. Equity items were translated at historic rates.

The translation effect from Rand to US Dollar is included in other comprehensive income in the US$ financial statements.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “Kina” to Papua New Guinean currency.

(ii)	Transactions and balances. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except where deferred in equity as qualifying cash flow hedges and qualifying investment hedges. Gains and losses recognized in the income statement are included in the determination of “other expenses — net”.

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

(iii)	Group companies. The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

c) all resulting exchange differences are recognized as a separate component of other comprehensive income; and

d) equity items are translated at historic rates.

Notes to the consolidated financial statements

For the years ended 30 June 2011

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, cumulative exchange differences that were recorded in other comprehensive income are recognized in profit or loss in the period in which the foreign operation is sold or control is otherwise lost.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4	Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the executive committee. Refer to note 40 for detailed guidance on the identification of an operating and reportable segment.

2.5	Property, plant and equipment

(i)	Mining assets including mine development costs and mine plant facilities are initially recorded at cost, which after it is measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

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

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalized against the mine’s cost.

(ii)	Non-mining assets. Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

(iii)	Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The carrying value of these properties are annually tested for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(iv)	Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the group. Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalized related to a mineral and surface right represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination, and is recorded at cost of acquisition.

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

(v)	Leased assets. The group leases certain property, plant and equipment. Leases of property, plant and equipment where the group has substantially all the risks and rewards of ownership are classified as finance leases. The assets are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor. The corresponding rental obligations, net of finance charges, are included in non-current Borrowings, with the current portion included under Current Liabilities.

Capitalized lease assets are depreciated over the shorter of their estimated useful lives and the lease terms.

(vi)	Depreciation and amortization of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method over the life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

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

(vii)	Depreciation and amortization of non-mining fixed assets. Other non-mining fixed assets are depreciated on a straight line basis over their estimated useful lives as follows:

•	Vehicles at 20% per year;

•	Computer equipment at 33.3% per year; and

•	Commercial, off-the-shelf software at 50% per year; and

•	Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in the income statement.

(viii)	Depreciation and amortization of mineral and surface use rights. Mineral rights associated with production phase mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration phase mineral interests are not amortized until such time as the underlying property is converted to the production stage.

For details on the group’s accounting policy on impairments, refer to note 2.8.

2.6	Exploration costs

The group expenses all exploration and evaluation expenditures until it is concluded that a future economic benefit is more likely to be realized than not, ie ‘probable’. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed. In this case future pre-commercial production expenditure is capitalized within development costs that demonstrates that future economic benefits are probable. Capitalization of pre-production cost ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” in note 3.12.

Notes to the consolidated financial statements

For the years ended 30 June 2011

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

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the groups to conclude that more likely than not that it will obtain future economic benefit from the expenditures.

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

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are recognized immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing, the largest of which is on operating segment level. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(ii)	Intangible assets with a finite useful life

Acquired computer software licenses that require further internal development are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Cost to bring to use the specific software, includes software development employee costs and attributable overheads. Development expenditure incurred that will not likely generate probable future economic benefits and cannot be reliability measured are recognized as an expense as incurred. Intangible assets with a finite useful life are amortized on a straight line basis over their estimated useful lives, which are reviewed annually, as follows:

•	Computer software at 20% per year.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Notes to the consolidated financial statements

For the years ended 30 June 2011

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

Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine plans. Future cash flows are discounted to their present value using a post tax discount rate that reflect current market assessments of the time value of money and risk specific to the asset. Refer to note 3.1 for detail.

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

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognized in prior years.

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

Purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(i)	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

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

(ii)	Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value. Changes in the fair value of monetary securities denominated in a foreign currency are accounted for as described in note 2.3 (ii).

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

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If considered impaired, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from other reserves and recognized in the income statement. Subsequent increases in the fair value are recognized in equity — impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

(iii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost using the effective interest method.

A portion of restricted investments held by the trust funds (refer note 21) are classified as held-to-maturity investments.

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

Notes to the consolidated financial statements

For the years ended 30 June 2011

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

Financial liabilities

(i)	Borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognized in the income statement over the period of the borrowing using the effective interest rate method.

Fees paid on the establishment of loan facilities are capitalized as a pre-payment and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(ii)	Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

2.10	Inventories

Inventories which include bullion on hand, gold in process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realizable value after appropriate allowances for redundant and slow moving items. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale.

Cost of bullion, gold in process and gold in lock-up is determined by reference to production cost, including amortization and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as a non-current asset where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold in process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is estimated as described under the section dealing with critical accounting estimates and judgments (refer to note 3.9). It is expected to be extracted when plants are demolished at the end of its useful lives, which is largely dependant on the estimated useful life of the operations feeding the plants. Where mechanized mining is used in underground operations, in-progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made. Given the varying nature of the group’s open pit operations, gold in process represents either production in broken ore form or production from the time of placement on heap leach pads.

Consumables are valued at weighted average cost.

2.11	Non-current assets or disposal group held for sale and discontinued operations

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale and stated at lower of carrying value and fair value less cost to sell, when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current assets or disposal group is marketed at a price reasonable to its fair value and the disposal is expected to be completed within one year from classification.

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

Notes to the consolidated financial statements

For the years ended 30 June 2011

No depreciation is provided on non-current assets from the date they are classified as held for sale. Where an investment in associate is classified as held for sale, the group will no longer equity account for the investment.

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

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalized to mining assets against an increase in the rehabilitation provision. If a decrease in liability exceeds the carrying amount of the asset, the excess is recognized immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy dealing with impairments of non financial assets. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of on-going current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalized cost is depreciated over the life of the related asset.

2.13	Environmental trust funds

Contributions are made to the group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group’s mines. The trusts are consolidated into the group as the group exercises full control of the trust. The measurement of the investments held by the trust funds is dependent on their classification under financial assets and income received and fair value movements are treated in accordance with these classifications.

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

For the years ended 30 June 2011

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

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, post retirement benefits, unutilized tax losses and unutilized capital allowances carried forward. Deferred tax assets relating to the carry forward of unutilized tax losses and unutilized capital allowances are recognized to the extent that it is probable that future taxable profits will be available against which the unutilized tax losses and unutilized capital allowances can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Interest received from and paid to the tax authorities are classified as interest income and expense.

2.16	Employee benefits

(i)	Pension and provident plans are funded through annual contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension and provident plans which are charged to the income statement in the year to which they relate. The group’s liability is limited to its annually determined contributions and has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(ii)	Medical plans. The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using high quality government bond interest rates consistent with the term and risks of the obligation together with adjustments for unrecognized past service cost. Actuarial gains and losses as a result of these valuations are recognized in the income statement at revaluation date. The future liability for current and retired employees and their dependents is accrued in full based on actuarial valuations obtained annually.

(iii)	Equity compensation benefits. The group operates an equity-settled, share-based payments plan, where the group grants share options to certain employees in exchange for services received. Equity share-based payments are measured at fair value that includes market performance conditions but excluded the impact of any service and non market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, are recognized in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv)	Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(v)	Leave pay. The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

Notes to the consolidated financial statements

For the years ended 30 June 2011

2.17	Share capital

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

During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans, a gold price of R310 000 per kilogram (US$1 274 per ounce) and a post tax real discount rate, which ranges between 5.09% and 8.47%, depending on the asset (2010: R275 000 per kilogram (US$1050 per ounce) and a post tax real discount rate ranging between 5.92% and 10.72% depending on the asset) (2009: R225 000 per kilogram (US$750 per ounce) and a 9.34% discount rate). Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Refer to note 5 for details of impairments recorded.

Notes to the consolidated financial statements

For the years ended 30 June 2011

Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

•	changes to proved and probable ore reserves;

•	economical recovery of resources;

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	unforeseen operational issues at the mines;

•	differences between actual commodity prices and commodity price assumptions;

•	changes in the discount rates and foreign exchange rates; and

•	changes in capital, operating mining, processing and reclamation costs.

Sensitivity analysis

One of the most significant assumptions that influence the life-of-mine plans and therefore impairments is the expected gold price. A 10% decrease in the gold price at the reporting date would have resulted in an additional impairment at Steyn 2 (included in Bambanani segment) of US$6.8 million and US$27.6 million at Evander. This analysis assumes that all other variables remain constant.

3.2	Impairment of investment in associates

The investments in associates are evaluated annually for impairment by comparing the entire carrying value of the investment to the recoverable amount, which is the higher of value in use or fair value less costs to sell. In 2011, the investment in Rand Uranium was classified as held for sale for the sale and an impairment recognized. Refer to note 16.

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

Significant judgment is applied in estimating ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines. Ultimate cost may significantly differ from current estimates.

For the South African operations, management used an inflation rate of 6.60% (2010: 6.23%) (2009: 6%) and the expected life of the mines according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rates used for the calculation are dependant on the shaft’s life-of-mine and are as follows: for 12 months — 5.75% (2010: 6.75%) (2009: 6.75%); for 1 — 5 years — 7.25% (2010: 8%) (2009: 8.25%); for 6 — 9 years — 8.50% (2010: 8.50%) (2009: 8.25%) and for 10 years or more — 8.75% (2010: 9%) (2009: 8.75%). These estimates were based on recent yields determined on government bonds.

In calculating the rehabilitation liability in PNG for 2011, an inflation rate of 3.3% (2010: 5.4%; 2009: 5.4%) was used, together with a discount rate of 7% (2010: 8%; 2009: 8%).

3.5	Estimate of employee benefit liabilities

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability included a discount rate of 9.80%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table ( SA “a mf” tables) (60 years) and a medical inflation rate of 7.65% (2010: discount rate of 10.30%, 60 years and 8.14% inflation rate) (2009: discount rate of 10.00%, 60 years and 7.80% inflation rate).

Management determined the discount rate by assessing financial instruments with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

3.6	Estimate of taxation

The group is subject to income tax in several jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Management has to exercise judgment with regards to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognized.

Notes to the consolidated financial statements

For the years ended 30 June 2011

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. Refer to note 15 for further detail.

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

Gold in lock-up is carried at the lower of cost and net realizable value. The net realizable value is estimated based on the expected volumes treated and calculated plant call factor. Plant call factor is the efficiency measurement of the percentage of gold extracted from the ore. Management need to exercise judgment with regards to lock-up volumes, life-of-mine plans, gold prices, exchange rates and post tax real discount rates. Net realizable value tests are performed at least annually.

3.10	Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

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

For the years ended 30 June 2011

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

For the years ended 30 June 2011

4	FINANCIAL RISK MANAGEMENT

The group’s financial instruments expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group’s financial instruments are set out below:

Figures in million (US dollar)	Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Fair value through profit or loss financial assets	Financial liabilities at amortized cost

At 30 June 2011
Restricted cash	5	—	—	—	—
Restricted investments	—	—	30	248	—
Investments in financial assets	—	27	—	—	—
Trade and other receivables	124	—	—	—	—
Cash and cash equivalents	102	—	—	—	—
Borrowings	—	—	—	—	230
Trade and other payables	—	—	—	—	73

At 30 June 2010
Restricted cash	19	—	—	—	—
Restricted investments	—	—	53	175	—
Investments in financial assets	—	2	—	—	—
Trade and other receivables	97	—	—	—	—
Cash and cash equivalents	101	—	—	—	—
Borrowings	—	—	—	—	156
Trade and other payables	—	—	—	—	59

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

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the ZAR/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish an exchange rate in advance for the sale of its future gold production.

The group is exposed to foreign exchange risk arising from inter-company loans denominated in a currency other than the functional currency of that entity (A$ and Kina). Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to manage this risk.

Notes to the consolidated financial statements

For the years ended 30 June 2011

Sensitivity analysis

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate.

	US dollar
Figures in million	2011	2010
A$ against US$
Increase by ten percent	1	1
Decrease by ten percent	(1)	(1)

Closing rate	1.07	0.85

Kina against A$
Increase by ten percent	47	30
Decrease by ten percent	(47)	(30)

Closing rate	2.41	2.31

(ii) Other price risk

The group is exposed to the risk of fluctuations in the fair value of the available-for-sale and fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

A 1% increase in the share price of available-for-sale financial assets at the reporting date, with all other variables held constant, would have increased other comprehensive income by US$0.3 million (2010: US$nil); an equal change in the opposite direction would have decreased comprehensive income by US$0.3 million (2010: US$nil).

A 1% increase in the Shareholder Weighted Top 40 Index (SWIX40) on the JSE at the reporting date, with all other variables held constant, would have increased profit or loss by US$1.1 million (2010: US$1.8 million); an equal change in the opposite direction would have decreased comprehensive income by US$1.1 million (2010: US$1.8 million).

The analysis is performed on the same basis for 2010. The financial assets to which the sensitivity has been performed are disclosed in notes 21 and 23.

Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

(iii) Cash flow and fair value interest rate risk

The group’s interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into any agreements to manage this risk.

Sensitivity analysis

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2010.

	US dollar
Figures in million	2011	2010
Increase by 100 basis points	2	2
Decrease by 100 basis points	(2)	(2)

(b)	Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations timeously. Financial instruments, which subject the group to concentrations of credit risk, consist predominantly of restricted cash, restricted investments, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.

Notes to the consolidated financial statements

For the years ended 30 June 2011

Exposure to credit risk on trade and other receivables is monitored on a regular basis. The credit risk arising from restricted cash, cash and cash equivalents and restricted investments is managed by ensuring amounts are only invested with financial institutions of good credit quality. The group has policies that limit the amount of credit exposure to any one financial institution.

Cash and cash equivalents and restricted cash

Financial institutions’ credit rating by exposure:

	US dollar
Figures in million	2011	2010

Credit rating
AAA(1)	38	57
AA(1)	41	31
AA-(1)	24	25
A+	4	5
A	—	2
Cash and cash equivalents and restricted cash	107	120

(1) Includes restricted cash
AAA	4	-
AA	1	7
AA-	—	12
Total restricted cash	5	19

It is the policy of the group to renegotiate credit terms with long-standing customers who have a good credit history with the group. These customers are monitored on an ongoing basis to ensure that the customer remains within the renegotiated terms. Refer to note 26.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$505.9 million as at 30 June 2011 (2010: US$445.5 million). US$297 million of this amount, which includes the equity-linked notes and interest-bearing short term investments (refer to note 21) are held with Nedbank Limited which has a AA- rating.

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

The following are the contractual maturities of financial liabilities (including principle and interest payments):

	US dollar
Figures in million	Current	More than 1 year

2011
Borrowings (1)(2)(3)	69	179
Trade and other payables (excluding non-financial liabilities)	74	—
	143	179

2010
Borrowings (1)(2)(3)	41	152
Trade and other payables (excluding non-financial liabilities)	59	—
	100	152

(1)	US$35 million is due between 0 to 6 months. (2010: US$21 million).

(2)	US$34 million is due between 6 to 12 months. (2010: US$20 million).

(3)	US$61 million is due between 1 to 2 years. (2010: US$40 million).

Notes to the consolidated financial statements

For the years ended 30 June 2011

(d)	Capital risk management

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

The fair value of the available-for-sale financial assets are determined by reference to quoted market prices. The fair value of other non-current financial instruments are determined using a discounted cash flow model with market observable inputs, such as market interest rates.

The carrying values of financial assets and liabilities are assumed to approximate their fair values.

The following table presents the group’s assets that are measured at fair value by level at 30 June 2011. This requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

1)	Quoted prices (unadjusted) in active markets for identical assets (level 1).

2)	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

3)	Inputs for the asset that are not based on observable market data (that is, unobservable inputs) (level 3).

Assets	Level 1	Level 2	Level 3

Figures in million (US dollar)
Available-for-sale financial assets (1)	26	—	1
Fair value through profit and loss financial assets (2)	—	248	—

The following table presents the group’s assets that are measured at fair value by level at 30 June 2010.

Assets	Level 1	Level 2	Level 3

Figures in million (US dollar)
Available-for-sale financial assets (1)	—	—	2
Fair value through profit and loss financial assets (2)	—	175	—

(1)	Refer to note 23. Level 1 and 2 fair values are either directly or indirectly derived from actively trading shares on the JSE.

(2)	Level 2 fair values are indirectly derived from the Shareholder Weighted Top 40 Index (SWIX 40) on the JSE and is discounted at market interest rates.

Notes to the consolidated financial statements

For the years ended 30 June 2011

5	COST OF SALES

	US dollar
Figures in million	2011	2010	2009

Production costs (a)	1,313	1,103	850
Amortization and depreciation of mining properties, mine development costs and mine plant facilities	244	175	130
Amortization and depreciation of assets other than mining and mining related assets (b)	10	6	9
Rehabilitation expenditure (c)	11	4	1
Care and maintenance cost of restructured shafts	18	8	5
Employment termination and restructuring costs (d)	23	27	4
Share-based payments (e)	19	20	13
Impairment of assets (f)	39	43	71
Other (g)	(13)	(3)	—

Total cost of sales	1,664	1,383	1,083

(a)	Production costs include mine production, transport and refinery costs, applicable general and administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers to and from deferred stripping. Ongoing employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. Production costs, analyzed by nature, consist of the following:

	US dollar
Figures in million	2011	2010	2009

Labor costs, including contractors	832	762	540
Consumables	357	302	215
Water and electricity	196	160	93
Insurance	16	24	25
Transportation	19	19	15
Changes in inventory	34	(3)	(2)
Capitalization of mine development costs	(170)	(157)	(106)
Deferred stripping	(6)	1	—
By-products sales	(24)	(5)	(3)
Royalty expense	14	4	—
Other	45	(4)	73

Total production cost	1,313	1,103	850

(b)	Amortization and depreciation of assets other than mining and mining related assets consist of the following:

	US dollar
Figures in million	2011	2010	2009

Other non-mining assets	3	2	1
Intangible assets	6	4	3
Amortization of issue costs	1	—	5

Total amortization and depreciation	10	6	9

(c)	Rehabilitation expenditure

For the assumptions used to calculate the rehabilitation costs, refer to note 3.4. This expense includes the change in estimate for the rehabilitation provision as well as ongoing rehabilitation cost.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(d)	Employment termination and restructuring costs consist of the following:

	US dollar
Figures in million	2011	2010	2009

Harmony Gold Mining Company Limited (Harmony)	13	9	1
Randfontein Estates Limited (Randfontein)	1	1	1
Evander Gold Mines Limited (Evander)	3	15	1
ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold)	6	2	1

Total employment termination and restructuring cost	23	27	4

During the 2011 financial year Merriespruit 1 shaft was closed and placed on care and maintenance due to mining no longer being economically viable. The voluntary retrenchment process, which the group commenced in the 2010 financial year was finalized during the latter part of the 2011 financial year.

During the 2010 financial year certain shafts in Harmony and Evander were closed and placed on care and maintenance. These closures were due to mining no longer being economically viable. The group also engaged in a voluntary retrenchment process during the 2010 financial year, resulting in retrenchment costs for various operations.

(e)	Share-based payments

Refer to note 36 for details on the share-based payment schemes operated by the group.

(f)	Impairment of assets consist of the following:

	US dollar
Figures in million	2011	2010	2009

Steyn 1 (Bambanani)	15	—	—
Steyn 2 (Bambanani)	15	—	—
Evander 2/5 (Evander)	—	9	33
St Helena (Other — Underground)	9	—	—
Freddies 7 (Target)	—	1	31
Harmony 2 (Virginia)	—	5	7
Merriespruit 1 (Virginia)	—	17	—
Merriespruit 3 (Virginia)	—	6	—
Brand 2/3 complex (Virginia)	—	5	—

Total impairment of assets	39	43	71

In 2011 impairments amounting to US$15.3 million (2010: US$1.8 million) (2009: US$71 million)) were recognized as a result of the revised business (life-of-mine) plans, which are completed in June of each year, and included increases in electricity and labor costs and a decrease in reserves declared as a result of revised cut-off grades. The remaining US$23.6 million impairment in 2011 (2010: US$41.4 million) relates to operations where a decision was made not to mine in future. In 2010 this included impairments as a result of the shaft closures under note 5(d) above.

These adjustments impacted negatively on the recoverable amount of property, plant and equipment and contributed to the recognition of the impairments at the shafts. Impairment tests were performed as required by IAS 36, Impairment of Assets, and as a result these impairments were recorded. For assumptions used to calculate the recoverable amount, refer to note 3.1.

(g)	Included in Other for the 2011 financial year are certain inventory adjustments. Refer to note 25.

Notes to the consolidated financial statements

For the years ended 30 June 2011

6	EXPLORATION EXPENDITURE

	US dollar
Figures in million	2011	2010	2009

Total expenditure	57	29	29
Expenditure capitalised (¹)	(6)	—	—

Exploration expenditure as per income statement	51	29	29

Exploration expenditure was incurred as follows:

	US dollar
Figures in million	2011	2010	2009

South Africa	8	7	7
PNG	49	22	22

Brownfields	6	—	—
Greenfields	33	20	22
Technical and economic feasibility	10	2	—

	57	29	29

(¹)	The capitalized amount of US$S6.4 million (2010: US$nil), (2009: US$nil) relates to brownfields exploration at Hidden Valley.

7	PROFIT ON SALE OF PROPERTY, PLANT AND EQUIPMENT

	US dollar
Figures in million	2011	2010	2009

Profit on sale of property, plant and equipment	4	14	114

On 24 September 2010, the group concluded the sale of a royalty right held by Aurora Gold Limited a subsidiary of Harmony (Australia) (Pty) Ltd to Kingsrose Mining Limited (Kingsrose) for a total consideration and profit of US$1.9 million. The consideration was received in the form of Kingsrose shares valued at US$1.6 million and cash of US$0.3 million.

During June 2010, the group concluded the sale of the Jeanette prospecting right to Taung Gold Limited (Taung) for a total consideration and profit of US$10 million, as well as the sale of royalty rights in Australia to Regis Resources Limited for a total consideration of US$3.5 million.

Included in the total for 2009 is US$111.9 million profit on sale of 50% of Harmony’s gold and copper assets in Morobe Province, Papua New Guinea, to Newcrest Mining Limited (Newcrest) in terms of the Master Purchase and Farm-in agreement. The sale was concluded in three stages.

8	OTHER EXPENSES — NET

	US dollar
Figures in million	2011	2010	2009

Foreign exchange loss/(gain) — net (a)	4	10	(14)
Bad debts provision (credit)/expense	3	(2)	11
Bad debts written off	—	4	3
Other (income)/expenses — net	(4)	(4)	3

Total other expenses — net	3	8	3

(a)	During the 2011 financial year foreign exchange gains relating to the Australasia intercompany loans amounting to US$0.7 million (2010: loss of US$12.2 million), (2009: loss of US$22.3 million) were recognized in the consolidated income statement. During 2011 one of these loans was designated as forming part of the net investment of the group’s international operations.

During the 2011 financial year foreign exchange losses amounting to US$6.2 million were realized on the liquidation of certain dormant Australian subsidiaries. During the 2010 financial year foreign exchange gains of US$2.9 million were realized on liquidation of Harmony Gold Peru SA and Harmony Precious Metals Services SAS, wholly owned subsidiaries of Harmony.

Notes to the consolidated financial statements

For the years ended 30 June 2011

During the 2009 financial year, foreign exchange losses of US$30.0 million were recognized on the US$ denominated Pamodzi Resource Fund 1 LLP (PRF) loan for the Cooke transaction.

In anticipation of the receipt of the purchase consideration for the Cooke assets, the group arranged a forward exchange contract, allowing the group to sell the proceeds at R10.27 per US$1 on 21 April 2009. The gain on this arrangement was US$21.1 million.

9	OPERATING PROFIT

The following have been included in operating profit:

	US dollar
Figures in million	2011	2010	2009

Auditors’ remuneration	4	3	3
Made up as follows:
External
Fees — current year	3	2	2
Internal
Fees — current year	1	1	1

10	LOSS ON SALE OF INVESTMENT IN SUBSIDIARY

	US dollar
Figures in million	2011	2010	2009

Loss on sale of Big Bell Operations (Proprietary) Limited	—	3	—

During January 2010 the group concluded the sale of Big Bell Operations (Proprietary) Limited (Big Bell), an operation in Western Australia, for a total consideration of US$3.2 million. The group realized a net loss of US$3.3 million after recycling a foreign currency reserve of US$4.0 million on disposal date from other comprehensive income to the consolidated income statement.

11	NET GAIN ON FINANCIAL INSTRUMENTS

	US dollar
Figures in million	2011	2010	2009

Available-for-sale
Impairment recognized in profit or loss (a)	—	—	(12)
Realized portion of fair value movement (b)	1	1	2
	1	1	(10)

Fair value through profit or loss
Fair value gain on environmental trust funds	19	4	—
	19	4	—
Total net gain/(loss) on financial instruments	20	5	(10)

(a)	The impairment for 2010 and 2009 relates to the portion of impairment losses reclassified from other reserves to the income statement when certain investments were considered to be permanently impaired. The amount in 2010 relates to several small investments, while the amount in 2009 relates to Dioro Exploration NL (Dioro) investment.

(b)	During the 2011 financial year the group acquired and disposed of an investment in Kingsrose. The fair value gains of US$0.4 million relating to this investment were reclassified from other reserves to the income statement. The remaining realized portion of fair value gains related to the disposal of other listed investments.

During the 2010 financial year the group disposed of its entire shareholding in Avoca Resources Limited (Avoca), Alloy Resources Limited (Alloy) and various other smaller investments for a total consideration of US$6.6 million. Total fair value gains of US$1.4 million relating to these investments were reclassified from other reserves to the income statement.

The amount in the 2009 financial year relates to the realized portion of the fair value gains reclassified from other reserves to the income statement on the disposal of Dioro investment.

Notes to the consolidated financial statements

For the years ended 30 June 2011

12	GAIN ON FARM-IN OPTION

	US dollar
Figures in million	2011	2010	2009

Gain on farm-in option	38	—	—

During 2011, a gain of US$38.0 million was recognized on the cancellation of the Freegold farm-in option. The Freegold option allowed the group to acquire a beneficial interest of up to 40% in any future mines established by Witwatersrand Consolidated Gold Resources Limited (Wits Gold) on certain properties in the Southern Free State. On 5 November 2010 the group received 4 376 194 shares in Wits Gold as consideration for the cancellation of the option.

13	INVESTMENT INCOME

	US dollar
Figures in million	2011	2010	2009

Interest received	20	25	49
Loans and receivables	3	3	9
Held-to-maturity investments	3	10	19
Cash and cash equivalents	7	12	20
South African Revenue Service (SARS)	7	—	1

Dividend income from available-for-sale investments	—	—	—
Total investment income	20	25	49

14	FINANCE COST

	US dollar
Figures in million	2011	2010	2009

Financial liabilities
Bank and short-term facilities	—	—	2
Convertible unsecured fixed rate bonds	—	—	15
Borrowings	20	11	23
Other creditors	1	—	—
Total finance costs from financial liabilities	21	11	40

Non-financial liabilities
Post-retirement benefits	2	2	2
Time value of money and inflation component of rehabilitation costs	18	17	11
South African Revenue Service (SARS)	1	2	2
Total finance costs from non-financial liabilities	21	21	15
Total finance cost before interest capitalized	42	32	55
Interest capitalized	(1)	—	(31)
Total finance costs	41	32	24

The average capitalization rate used to determine the amount of borrowing costs eligible for capitalization during the year is 9.7% (2010: 10.6% and 2009: 12.3%).

Notes to the consolidated financial statements

For the years ended 30 June 2011

15	TAXATION

	US dollar
Figures in million	2011	2010	2009

Taxation by region
SA taxation

Mining tax (a)	(4)	6	19
Current year	1	6	14
Prior year overprovision	(5)	—	5

Non-mining tax (b)	4	5	19
Current year	4	5	18
Prior year underprovision	—	—	1

Deferred tax (c)	(40)	48	40
Current year	12	—	—
Previously unrecognized temporary differences	(52)	—	—

Secondary Tax on Companies (STC)	1	—	—
	(39)	59	78

Foreign taxation
Deferred tax (d)	(30)	(15)	(56)
Total taxation	(69)	44	22

Taxation by type
Mining tax	(4)	6	19
Non-mining tax	4	5	19
Deferred tax	(70)	33	(16)
STC	1	—	—
	(69)	44	22

(a)	Mining tax on gold mining income in South Africa is determined according to a formula, based on the taxable income, net of any qualifying capital expenditure from mining operations. 5% of total mining revenue is exempt from taxation while the remainder is taxable at a higher rate than non-mining income as a result of applying the gold mine formula. All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilized against mining income generated from the relevant ring-fenced mine.

Gold mining companies within the group that have elected to be exempt from Secondary Tax on Companies (STC) are taxed at higher rates than those that have not made the election.

(b)	Non-mining income is taxed at 35% (exempt from STC) and 28% (no election made). Non-mining companies are taxed at the statutory corporate rate of 28%.

(c)	The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse, based on tax rates and tax laws that have been enacted at balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year. The only significant movement in the deferred tax rate for 2011 was at Evander Gold Mines Limited, where the tax rate changed from 22.9% to 11.5%. This was due to the annual review of the life-of-mine of the operation. During fiscal 2010, the deferred tax rate for Evander Gold Mines Limited and Harmony Gold Mining Company Limited increased mainly as a result of the closure of loss-making shafts.

(d)	Mining and non-mining income of Australian and PNG operations are taxed at a standard tax rate of 30%.

Notes to the consolidated financial statements

For the years ended 30 June 2011

Income and mining tax rates

The tax rates remained unchanged for the 2011, 2010 and 2009 financial years.

Major items causing the group’s income tax provision to differ from the maximum mining statutory tax rate of 43% (2010: 43% and 2009: 43%) were:

	US dollar
Figures in million	2011	2010	2009

Tax on net profit from continuing operations at the maximum mining statutory tax rate	(6)	(10)	(102)
Non-allowable deductions	(6)	(19)	(33)
(Loss)/profit from associates	(3)	3	1
Difference between effective mining tax rate and statutory mining rate on mining income	3	2	14
Difference between non-mining tax rate and statutory mining rate on non-mining income	2	3	11
Effect on temporary differences due to changes in effective tax rates	(36)	(95)	53
Previously unrecognized temporary differences (1)	52	—	—
Prior year overprovision — mining and non-mining tax	5	—	(5)
Capital allowance, sale of business and other rate differences	59	72	39
STC	(1)	—	—

Income and mining taxation	69	(44)	(22)

Effective income and mining tax rate	(493%)	183%	9%

(1)

The credit in 2011 relates to the Freegold unredeemed capital allowance. The South African Revenue Service (SARS) previously disallowed Freegold’s “post 1973 gold mine” additional capital allowance claim, and also disallowed Freegold’s application of mining ringfencing. SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement. Refer to note 38(b) for developments on the ringfencing application dispute.

Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	US dollar
Figures in million	2011	2010

Deferred tax assets	(170)	(246)
Deferred tax asset to be recovered after more than 12 months	(148)	(221)
Deferred tax asset to be recovered within 12 months	(22)	(25)

Deferred tax liabilities	623	709
Deferred tax liability to be recovered after more than 12 months	578	672
Deferred tax liability to be recovered within 12 months	45	37
Net deferred tax liabilities	453	463

Deferred tax liabilities and assets on the balance sheets as at 30 June 2011 and 30 June 2010 relate to the following:

	US dollar
Figures in million	2011	2010

Gross deferred tax liability	825	711
Amortization and depreciation	823	709
Other	2	2

Gross deferred tax asset	(372)	(248)
Unredeemed capital expenditure	(321)	(198)
Provisions, including non-current provisions	(39)	(35)
Tax losses	(12)	(15)
Net deferred tax liability	453	463

Movement in the net deferred tax liability recognized in the balance sheet is as follows:

Notes to the consolidated financial statements

For the years ended 30 June 2011

	US dollar
Figures in million	2011	2010

Balance at beginning of year	463	421
(Credit)/charge per income statement — continuing operations	(70)	33
Charge per income statement — discontinued operations	5	—
Foreign currency translation	55	9

Balance at end of year	453	463

As at 30 June, certain subsidiaries in the group had the following tax credits:

	US dollar
Figures in million	2011	2010

Unredeemed capital expenditure available for utilization against future mining taxable income (1)	2,481	1,783
Tax losses carried forward utilizable against taxable income	60	52
Capital Gains Tax (CGT) losses available to be utilized against future CGT gains.	69	61

As at 30 June, the group has not recognized the following deferred tax asset amounts	476	386

	US dollar
Figures in million	2011	2010

The unrecognized temporary differences are:
Unredeemed capital expenditure (2)	1,325	1,070
Tax losses	17	15
CGT losses	69	61
Temporary differences relating to investments in associates	176	156

(1)	The three highest contributors were Avgold US$1,325 million, Australia US$691 million, Randfontein US$226 million.

(2)	Relates to Avgold.

Secondary Tax on Companies

STC is a tax levied on South African companies at a rate of 10% with effect from 1 October 2007 on dividends distributed.

Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

On declaration of a dividend, the Company includes the STC on this dividend in its computation of the income tax expense in the period of such declaration.

	US dollar
Figures in million	2011	2010	2009

Available STC credits at end of year	—	18	35

On 12 August 2011, the board of directors approved a final dividend for the 2011 financial year of 60 (2010: 50; 2009: 50) SA cents per share (8.3 (2010: 6.8; 2009: 6.3) US cents). The total dividend amounts to US$35.9 million (at date of declaration) (2010: US$29.3 million; 2009: US$26.7 million) based on issued shares at 30 June 2011. As the dividends declared exceed the STC credits available, STC on the amount of US$35.9 million (2010: US$9.6 million; 2009: US$nil) is payable at a rate of 10%.

16	DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

(i)	Following a decision by the shareholders of Rand Uranium (Proprietary) Limited (Rand Uranium) to commence with a process to sell the company and the criteria for IFRS 5 being met subsequently, the investment in Rand Uranium and the subordinated shareholder’s loan have been classified as held for sale. As a result the group ceased equity accounting for the investment in associate. An offer to purchase the investment was received from Gold One International (Gold One) and was accepted by the shareholders on 21 April 2011. The group’s attributable portion of the sales proceeds, which includes the subordinated shareholder’s loan, amounts to US$37.25 million.

Notes to the consolidated financial statements

For the years ended 30 June 2011

The investment does not meet the criteria to be classified as a discontinued operation. An impairment of US$20.3 million was recorded during the 2011 financial year to bring the investment in associate in line with its fair value less cost to sell. At the date of this report management expects the outstanding conditions precedent to be fulfilled during the 2012 financial year.

(ii)	On 10 September 2010, Harmony concluded a sale of assets agreement with Taung, in which Taung acquired the Evander 6 Shaft, the related infrastructure and surface rights permits as well as a mining right over the Evander 6 and Twistdraai areas. When the criteria for IFRS 5 were met, the assets and liabilities were classified as held for sale. The operation did not meet the criteria to be classified as a discontinued operation. The Evander 6 operation is on care and maintenance with a book value of US$nil. The total purchase consideration is US$33.2 million, which will be settled in cash when all remaining conditions precedent to the transaction have been fulfilled. As at the date of this report certain conditions of the agreement had not been met and management expects the conditions precedent to be fulfilled during the 2012 financial year. In terms of an amended agreement reached between the parties, Taung paid an initial deposit of US$15.2 million on 29 April 2011. There is no interest on the amount and the deposit is refundable should the conditions precedent not be met. Refer to note 32(b) for additional disclosure.

(iii)	On 20 July 2010, the conditions precedent for the sale of the Mount Magnet operation (operation in Western Australia) were fulfilled, this following approval of the group’s management on 17 May 2010 to sell this operation. The assets and liabilities were presented as held for sale from this date and the operation also met the criteria to be classified as a discontinued operation.

A total purchase consideration of US$31.6 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet. The group recognized as total profit of US$13.8 million net of tax before the realization of accumulated foreign exchange losses of US$11.2 million from other comprehensive income to the income statement.

An amount of US$4.1 million was released to the group as a result of performance bonds being replaced by the purchaser. This amount was previously included in Restricted Cash. Refer to note 20.

The	assets and liabilities for the operations classified as held for sale at the reporting dates are as follows:

	US dollar
Figures in million	2011	2010

Balance sheet

Assets of disposal groups classified as held for sale
Property, plant and equipment	—	29
Investment in associates	28	—
Restricted investments	2	—
Deferred income tax	—	2
Inventories	—	1
Trade and other receivables	10	—

Total assets of disposal groups classified as held for sale	40	32

Liabilities of disposal groups classified as held for sale
Deferred income tax	—	2
Provision for environmental rehabilitation	2	16
Trade and other payables	—	—

Total liabilities of disposal groups classified as held for sale	2	18

Notes to the consolidated financial statements

For the years ended 30 June 2011

The analysis of the results and cash flows of discontinued operations are disclosed in the tables below:

	US dollar
Figures in million	2011	2010	2009

Income statement
Revenue	—	—	69
Reversal of impairment	—	—	28
Expenses — net	—	(4)	(103)
Profit on sale of investment in subsidiary	7	—	—
Profit on sale of shares	—	—	171
Profit on sale of property, plant and equipment	—	—	2

Profit/(loss) from discontinued operations before tax	7	(4)	167
Taxation	(4)	—	(72)

Profit/(loss) for the year from discontinued operations	3	(4)	95

Cash flows
Operating cash flows	—	(6)	8
Investing cash flows	30	—	202
Foreign exchange translation adjustment	—	—	77

Total cash flows	30	(6)	287

17	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of shares in issue during the year.

	US dollar
	2011	2010	2009

Weighted average number of ordinary shares in issue (‘000)	429,310	426,382	414,121

Net profit/(loss) from continuing operations (million)	83	(20)	216
Net profit/(loss) from discontinued operations (million)	3	(4)	95

Total net profit/(loss) attributable to shareholders (million)	86	(24)	311

Basic earnings/(loss) per share from continuing operations (cents)	19	(5)	52
Basic earnings/(loss) per share from discontinued operations (cents)	1	(1)	23

Total basic earnings/(loss) per share (cents)	20	(6)	75

Fully diluted earnings/(loss) per share

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all potential dilutive shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company’s shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	US dollar
Figures in million	2011	2010	2009

Weighted average number of shares in issue (‘000)	429,310	426,382	414,121
Potential shares (‘000)	1,110	1,465	1,842

Weighted average number of shares for fully diluted earnings per share (‘000)	430,420	427,847	415,963

Fully diluted earnings/(loss) per share from continuing operations (cents)	19	(5)	51
Fully diluted earnings/(loss) per share from discontinued operations (cents)	1	(1)	23

Total fully diluted earnings/(loss) per share (cents)	20	(6)	74

Notes to the consolidated financial statements

For the years ended 30 June 2011

The inclusion of share options issued to employees, as potential shares, has a dilutive effect on the earnings/(loss) per share. The issue price and the exercise price include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.

	US dollar
	2011	2010	2009

Dividend
Dividend declared (million)	29	27	—
Dividend per share (cents)	6.8	6.2	—

On 12 August 2011, the board of directors declared a dividend of 60 cents (US$8.4 cents) per share amounting R258 million (US$35.9 million) as a final dividend for the year ended 30 June 2011. This dividend is not reflected in the financial statements as it was declared after the reporting date.

Notes to the consolidated financial statements

For the years ended 30 June 2011

18	PROPERTY, PLANT AND EQUIPMENT

	US dollar
Figures in million	2011	2010

Mining properties, mine development costs and mine plant facilities (a)	3,556	2,910
Mining assets under construction (b)	98	108
Undeveloped properties (c)	926	839
Deferred stripping (d)	18	9
Other non-mining assets (e)	9	8
Total property, plant and equipment	4,607	3,874

(a)	Mining properties, mine development costs and mine plant facilities:

	US dollar
Figures in million	2011	2010

Cost
Balance at beginning of year	4,766	3,236
Acquisition — Pamodzi FS assets (1)	—	37
Additions	356	379
Disposals (2)	(228)	(52)
Adjustment to rehabilitation asset	15	24
Transfers and other movements	128	1,060
Translation	667	82
	5,704	4,766
Net reclassification to held for sale	—	(226)
Balance at end of year	5,704	4,540

Accumulated depreciation and impairments
Balance at beginning of year	1,850	1,608
Impairment of assets (refer to note 5(f) for detail)	37	43
Disposals (2)	(226)	(17)
Depreciation (3)	244	175
Depreciation capitalized to mining assets under construction	—	6
Transfers and other movements	—	—
Translation	243	35
	2,148	1,850
Net reclassification to held for sale	—	(220)
Balance at end of year	2,148	1,630
Net book value	3,556	2,910

(1)

During the 2010 financial year the group concluded separate purchase agreements with the liquidators of Pamodzi Gold Free State (Proprietary) Limited (In Liquidation) (Pamodzi FS) for the purchase of its Free State assets and inventories (refer to note 25). The consideration paid for the mining assets was US$36.9 million and US$16.0 million was paid for the inventories.

(2)	Included is the group’s disposal of its Mount Magnet operations to Ramelius Resources Limited, on 20 July 2010. Refer to notes 16 and 33.

(3)	For the 2010 financial year, the amounts include both continuing and discontinued operations.

(b)	Mining assets under construction:

	US dollar
Figures in million	2011	2010

Cost
Balance at beginning of year	108	725
Additions	92	51
Finance costs capitalized (1)	—	—
Disposals	(1)	—
Transfers and other movements	(108)	(667)
Translation	7	(1)
Book value	98	108

(1)	The average capitalization rate applied was 9.7% (2010: 10.6%).

Notes to the consolidated financial statements

For the years ended 30 June 2011

(c)	Undeveloped property

	US dollar
Figures in million	2011	2010

Cost
Balance at beginning of year	933	1,320
Disposals (1)	(27)	(9)
Transfers and other movements	(82)	(393)
Translation	107	15
	931	933
Net reclassification to held for sale	—	(28)
Balance at end of year	931	905

Accumulated depreciation and impairments
Balance at beginning of year	70	67
Disposals (1)	(3)	—
Transfers and other movements	(62)	—
Translation	—	3
	5	70
Net reclassification to held for sale	—	(4)
Balance at end of year	5	66
Net book value	926	839

(1)	Included is the group's disposal of its Mount Magnet operations to Ramelius Resources Limited, on 20 July 2010. Refer to notes 16 and 33.

(d)	Deferred stripping

	US dollar
Figures in million	2011	2010

Cost
Balance at beginning of year	9	—
Additions	9	10
Transferred to production cost	(3)	(1)
Translation	3	—
Book value	18	9

(e)	Other non-mining assets

	US dollar
Figures in million	2011	2010

Cost
Balance at beginning of year	52	49
Additions	3	3
Disposals	—	(1)
Transfers and other movements	—	—
Translation	7	1
Balance at end of year	62	52

Accumulated depreciation and impairments
Balance at beginning of year	44	41
Disposals	—	—
Depreciation	3	2
Impairment of assets	—	—
Translation	6	1
Balance at end of year	53	44
Net book value	9	8

Notes to the consolidated financial statements

For the years ended 30 June 2011

On 3 September 2010, Harmony entered into an agreement with Wits Gold for the sale of its prospecting rights over Harmony's Merriespruit South area, which will be settled in cash or a combination of cash and shares in Wits Gold, when all remaining conditions precedent have been fulfilled. At 30 June 2011, the prospecting right had a carrying value of US$nil.

Additional disclosures for leased assets

	US dollar
Figures in million	2011	2010

Carrying value of capitalized leased assets (included in mining properties, mine development costs and mine plant facilities and mining assets under construction)	14	14
Cost	26	21
Accumulated depreciation	(12)	(7)
Finance lease additions	—	2

Except for the leased assets mentioned above, none of the assets listed above have been pledged or otherwise committed as security for any liabilities.

19	INTANGIBLE ASSETS

	US dollar
Figures in million	2011	2010

Goodwill (a)	317	283
Computer software (b)	3	7
Total intangible assets	320	290

(a)	Goodwill

	US dollar
Figures in million	2011	2010

Cost
Balance at beginning of year	311	307
Translation	39	4
Balance at end of year	350	311

Accumulated amortization and impairments
Balance at beginning of year	28	27
Impairments recognized	2	—
Translation	3	1
Balance at end of year	33	28
Net book value	317	283

The net book value of goodwill has been allocated to the following cash generating units:

Bambanani	33	29
Tshepong	83	73
Phakisa	195	174
Joel	6	5
St Helena (Other underground)	—	2
	317	283

During the 2011 financial year, goodwill of US$1.5 million relating to St. Helena was impaired. This was due to a revised life-of-mine plan. Refer to note 5 for details.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(b)	Computer software

	US dollar
Figures in million	2011	2010

Cost
Balance at beginning of year	16	13
Additions	2	2
Translation	2	1

Balance at end of year	20	16

	US dollar
Figures in million	2011	2010

Accumulated amortization and impairments
Balance at beginning of year	9	5
Amortization charge for the year	6	4
Translation	2	—

Balance at end of year	17	9
Net book value	3	7

The additions in 2011 relate to a project for the implementation of a health and safety software application. The project will be finalized in the 2012 financial year and amortized over five years. The Oracle ERP software application has been fully amortized at 30 June 2011.

20	RESTRICTED CASH

	US dollar
Figures in million	2011	2010

Environmental guarantees (a)	4	15
Security deposits (b)	—	—
Cash management account (c)	—	4
Translation	1	—

Total restricted cash	5	19

(a)	The amount relates to funds set aside for guarantees made to the Department of Mineral Resources (DMR) in South Africa for environmental and rehabilitation obligations. A portion of the funds are held on call account and the rest are invested in money market funds.

During the 2011 financial year, guarantees amounting to US$18.9 million, backed by collateral of US$12.9 million, were cancelled and the cash was released back to the group for general corporate use. These guarantees were provided on behalf of Rand Uranium to the DMR, until such time that Rand Uranium had provided its own guarantees.

(b)	The amount relates to lease security deposits on mining tenements.

(c)	The amount relates to funds set aside by the international operations for the benefit of the Hidden Valley Joint Venture landowners, and proceeds received for share options exercised, which are to be distributed to beneficiaries. The decrease during 2011 relates to the disposal of Mt Magnet. Refer to note 16.

21	RESTRICTED INVESTMENTS

	US dollar
Figures in million	2011	2010

Investments held by Environmental Trust Funds (a)	273	223
Investments held by Social Trust Fund (b)	5	5

Total restricted investments	278	228

Notes to the consolidated financial statements

For the years ended 30 June 2011

(a)	Environmental Trust Funds consist of:

	US dollar
Figures in million	2011	2010

Held-to-maturity financial assets	25	48
Fair value through profit or loss financial assets	248	175
Total Environmental Trust Funds	273	223

The Environmental Trust Funds are irrevocable trusts under the group’s control. Contributions to the trusts are invested in interest-bearing short-term or medium-term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Shareholder Weighted Top 40 index (SWIX 40) of the JSE. The equity-linked notes are designated fair value through profit or loss investments and recorded at fair value whilst the interest-bearing short-term investments are classified as held to maturity and recorded at amortized cost. These investments provide for the estimated cost of rehabilitation at the end of the life of the group’s mines. Income earned on the investments is retained in the funds and reinvested.

Reconciliation of the movement in the Environmental Trust Funds:

	US dollar
Figures in million	2011	2010

Balance at beginning of year	223	207
Interest income	2	9
Fair value movement	19	4
Contributions made	1	1
Translation	30	2
	275	223
Net reclassification to held for sale	(2)	—
Balance at end of year	273	223

(b)	The Social Trust Fund

The Social Trust Fund is an irrevocable trust under the group’s control. The group has undertaken to donate over a period of 10 years to The Harmony Gold Mining Company Social Plan Trust in terms of an agreement signed on 3 November 2003. An initial donation of R18.5 million (US$2.7 million) was made during the 2004 year. Thereafter installments of R 3.5 million per annum were and will be made with the final installment to be made in 2013. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group’s workforce, to put measures in place to ensure that the technical and life skills of the group’s workforce are developed and to develop the group’s workforce in such a manner to avoid or minimize the effect of job losses and a decline in employment through turnaround or redeployment strategies.

Reconciliation of the movement in the Social Trust Fund:

	US dollar
Figures in million	2011	2010

Balance at beginning of year	5	5
Contributions made	1	1
Claims paid	(2)	(1)
Translation	1	—
Balance at end of year	5	5

22	INVESTMENT IN ASSOCIATES

	US dollar
Figures in million	2011	2010

Balance at beginning of year	50	43
Share of (losses)/profits after tax	(7)	7
Impairment of investment in associate	(20)	—
Translation	5	—
	28	50
Reclassification to held for sale	(28)	—
Balance at end of year	—	50

Notes to the consolidated financial statements

For the years ended 30 June 2011

	US dollar
	2011	2010
Carrying amount before reclassification to held for sale consist of:

Pamodzi Gold Limited (a)	—	—
Rand Uranium (Proprietary) Limited (b)	28	50
Total investment in associates	28	50

(a)	Harmony acquired 32.4% of Pamodzi Gold Limited (Pamodzi) on 27 February 2008 when the group sold its Orkney operations to Pamodzi in exchange for a consideration of 30 million Pamodzi shares, initially valued at US$46.5 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa.

Pamodzi was placed in liquidation in March 2009 and the trading of its shares on the JSE was suspended. At 31 December 2008 the group had already reduced the net investment in Pamodzi to US$nil, following the recording of its accumulated share in losses of US$14.3 million and accumulated impairment losses of US$25.8 million. Subsequently the group has not recognised any losses.

As at 30 June 2011, the liquidation process has not been concluded. Refer to note 26(d) for details on the loans to Pamodzi. No financial information subsequent to 31 March 2009 is available and therefore no information has been disclosed for the years ended 31 December 2010 and 2009.

(b)	The group owns a 40% share in Rand Uranium, which was acquired during several transactions with PRF, when the company's wholly-owned subsidiary Randfontein Estates Limited disposed of its Randfontein Cooke and Old Randfontein assets to Rand Uranium. The investment was initially valued at US$139 million. Rand Uranium is an unlisted company registered in South Africa, with gold mining operations in the Gauteng province of South Africa.

The investment in Rand Uranium has been classified as held for sale on 31 March 2011 following a decision by the shareholders to sell the company. A binding offer was accepted by shareholders on 21 April 2011, and as a result an impairment of US$20 million has been recognised in the income statement. The group ceased equity accounting the associate from 31 March 2011 in line with the requirements of IFRS 5. Refer to note 16 for detail.

The group recognised its share of the post-acquisition losses of US$7.3 million (2010: profits of US$7 million). Upon classification as held for sale, it ceased to equity account the investment.

Rand Uranium has a year end of 30 June, and the audited financial information for the years ended 2011 and 2010 is as follows:

	US dollar
Figures in million	2011	2010

	100%	100%
Revenue	221	223
Production costs	(204)	(172)
Gross profit	17	51
Net (loss)/profit	(313)	18

Non-current assets	339	612
Current assets	27	27

Total assets	366	639

Non-current liabilities	68	100
Current liabilities	40	23

Total liabilities	108	123

Notes to the consolidated financial statements

For the years ended 30 June 2011

23	INVESTMENT IN FINANCIAL ASSETS

	US dollar
Figures in million	2011	2010

Balance at beginning of year	2	7
Additions (a) (b)	42	—
Disposals (a)	(2)	(6)
Fair value movement of available-for-sale investments	(14)	—
Translation	(1)	1
Balance at end of year	27	2

The carrying amount consists of the following:
Available-for-sale financial assets
Investment in Wits Gold (b)	26	—
Investment in listed and unlisted shares (c)	1	2

Total investment in financial assets	27	2

(a)	On 3 March 2011, the group received US$2 million for the disposal of Kingsrose shares. The shares were acquired on 24 September 2010, when the group disposed of a royalty right held by Aurora Gold Limited to Kingsrose for consideration in the form of Kingsrose shares valued at US$1.6 million and cash of US$0.3 million. Refer to note 7.

The group classified the shares as an available-for-sale financial asset. A gain of US$0.4 million was realized in the statement of comprehensive income. Refer to note 11 and 28(b).

(b)	On 5 November 2010, the group received 4 376 194 shares in Wits Gold, as consideration for the cancellation of the option held by Freegold.

The value of the shares on acquisition date was US$41 million and represents 13% investment in Wits Gold. The group classifies the investment in Wits Gold as an available-for-sale financial asset. During the 2011 year, a loss of US$14.3 million was recorded in the fair value reserve. Refer to note 28(b).

(c)	These investments have been valued by the directors by performing independent valuations on an annual basis to ensure that no significant prolonged decline in the value of the investments has occurred. During 2011 the group disposed of certain unlisted investments for a net profit of US$0.2 million. Fair value gains recognised in other comprehensive income for the year totaled US$0.3 million (2010: US$0.8 million). During the 2011 financial year the group received US$0.1 million in income from these investments (2010: Nil).

24	INVESTMENT IN JOINT VENTURE

Morobe Mining Joint Ventures (MMJV) partnership agreement (50%)

The group has a 50% interest in gold and copper assets located in the Morobe Province, PNG. Newcrest owns the remaining 50% interest in these assets. This partnership was formed during the 2009 financial year through a range of transactions, which included Newcrest's purchase of an initial 30.01% participating interest and a further farm-in of an additional 19.99% participating interest in the assets. The total value of the transaction was estimated at US$530 million and was completed by 30 June 2009.

The following are the group's effective share of income, expenses, assets and liabilities, which are included in the 2011 consolidated financial statements:

	US dollar
Figures in million	2011	2010

	50%	50%
Revenue	140	10
Production costs	(103)	(8)
Gross profit	37	2
Other costs	(51)	(40)
Net loss	(14)	(38)

Non-current assets	737	382
Current assets	63	48

Total assets	800	430

Non-current liabilities	182	22
Current liabilities	45	19

Total liabilities	227	41

Notes to the consolidated financial statements

For the years ended 30 June 2011

25	INVENTORIES

	US dollar
Figures in million	2011	2010

Gold in lock-up	30	27
Gold in process, ore stockpiles and bullion on hand	54	68
Consumables at weighted average cost	65	63
Total inventories	149	158
Non-current portion of gold in lock-up and gold in-process	(25)	(28)
	124	130
Net reclassification to held for sale	—	(1)

Total current portion of inventories	124	129

Included in the balance above is
Inventory valued at net realizable value	36	27

During the 2011 financial year, write downs of US$6.1 million were recorded for the Steyn plant demolishment project as a result of changes to the life of mine plan, US$3.1 million for the net realizable value adjustment for other gold in lock-up and US$4.3 million relating to certain stockpiles.

During the year, US$0.7 million (2010: US$3.9 million) was provided for slow-moving stock. The total provision at 30 June 2011 was US$9.2 million (2010: US$7.5 million).

During the 2010 financial year, the group acquired a waste rock dump valued at US$2.7 million and a gold plant (Steyn plant) containing gold in lock-up valued at US$13.3 million from Pamodzi FS, which have been included in the cost of inventory.

26	TRADE AND OTHER RECEIVABLES

	US dollar
Figures in million	2011	2010

Current
Financial assets:
Trade receivables (gold)	52	44
Other trade receivables (a)	35	30
Provision for impairment	(18)	(13)
Trade receivables — net	69	61
Loans to associates (b)	4	5
Interest and other receivables (c)	45	19
Employee receivables	3	2

Non-financial assets:
Prepayments	6	9
Value added tax	31	26
Total current trade and other receivables	158	122

Non-current
Financial assets:
Loans to associates (d)	26	23
Other loans receivable	4	2
Provision for impairment (e)	(17)	(15)
Total non-current trade and other receivables	13	10
Disposal groups classified as held for sale	(10)	—
Total non-current trade and other receivables	3	10

(a)	Included in other trade receivables is an amount of US$6.3 million (2010: US$0.7 million) owed by Rand Uranium.

(b)	A loan of US$4 million (2010: US$5 million) is due from Rand Uranium for services and goods supplied in terms of the service level agreements entered into between the group and Rand Uranium.

(c)	Included in 2011 financial year, interest and other receivables is an amount of US$2.5 million (2010: US$2.2 million) owing by Pamodzi FS in terms of the asset purchase agreement, for rehabilitation trust funds to be released to the group. Also included in 2011 financial year is the balance of the self-insurance fund of US$13.2 million and insurance claims receivable of US$5.2 million for the conveyor belt at Hidden Valley.

No impairment allowance is necessary in respect of any balances included in interest and other receivables as all amounts are classified as fully performing.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(d)	Included in the balance for 2011 is a loan of US$9.2 million (2010: US$8.3 million) to Rand Uranium. The loan bears interest at three-month JIBAR plus 250 basis points and is repayable on 21 November 2015. The loan has been subordinated. Following the acceptance of a binding offer on 21 April 2011, the investment in Rand Uranium and the capital portion of the subordinated shareholder’s loan have been presented as held for sale. Refer to note 16(i) for further detail.

Also included in this balance is a loan of US$17.1 million, (2010: US$15.2 million) owed by Pamodzi. The interest on this loan was at prime rate until March 2009 when Pamodzi was placed into liquidation. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(e)	The balance represents the provision for Pamodzi’s irrecoverable loan.

The movement in the provision for impairment of trade receivables during the year was as follows:

	US dollar
Figures in million	2011	2010

Balance at beginning of year	13	15
Impairment loss recognised	4	2
Reversal of impairment loss	(1)	(4)
Translation	2	—
Balance at end of year	18	13

The movement in the provision for impairment of loans receivables during the year was as follows:

	US dollar
Figures in million	2011	2010

Balance at beginning of year	15	16
Loans written off during the year	—	(1)
Translation	2	—
Balance at end of year	17	15

The ageing of trade receivables at the reporting date was:

	US dollar
Figures in million	Gross	Impairment

30 June 2011
Fully performing	55	—
Past due by 1 to 30 days	7	—
Past due by 31 to 60 days	1	—
Past due by 61 to 90 days	2	—
Past due by more than 90 days	4	3
Past due by more than 361 days	18	15
	87	18

30 June 2010
Fully performing	55	—
Past due by 1 to 30 days	3	—
Past due by 31 to 60 days	2	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	4	4
Past due by more than 361 days	9	9
	74	13

Notes to the consolidated financial statements

For the years ended 30 June 2011

The ageing of loans receivable at the reporting date was:

	US dollar
Figures in million	Gross	Impairment

30 June 2011
Fully performing	13	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	—	—
Past due by more than 361 days	17	17
	30	17

30 June 2010
Fully performing	10	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	—	—
Past due by more than 361 days	15	15
	25	15

Based on past experience, the group believes that no impairment allowance is necessary in respect of fully performing receivables as the amount relates to customers that have a good track record with the group. Similarly, the other loans and receivables noted above, other than those provided for, are fully performing and considered to be a low credit risk.

During the year 2011 and 2010 there was no renegotiation of the terms of any receivable.

As at 30 June 2011 and 30 June 2010, there was no collateral pledged or held for any of the receivables.

27	SHARE CAPITAL

Authorized

1 200 000 000 (2010: 1 200 000 000) ordinary shares of SA 50 cents each.

10 958 904 (2010: 10 958 904) redeemable convertible preference shares of SA 50 cents each.

Issued

430 084 628 (2010: 428 654 779) ordinary shares of SA 50 cents each. All issued shares are fully paid.

Included in the total of issued shares is an amount of 2 314 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the Company.

10% of the authorized but unissued shares are under the control of the directors until the forthcoming annual general meeting. Note 36 set out details in respect of the share option scheme and shares held in trust for employees of the group.

Share issues

2011 Financial year

Shares issued in 2011 financial year relates to exercise of share options by employees.

2010 Financial year

On 19 March 2010, Harmony concluded an agreement with Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD) for the purchase of its 26% share of the mining titles on the Doornkop South Reef. Part of the purchase consideration was the issuance of 2 162 359 Harmony shares to AVRD. In terms of the purchase agreement 975 419 Harmony shares are held in escrow until 1 May 2014 for the benefit of AVRD and will revert to AVRD on that date. Refer to note 28(f).

Notes to the consolidated financial statements

For the years ended 30 June 2011

28	OTHER RESERVES

	US dollar
Figures in million	2011	2010

Foreign exchange translation reserve (a)	469	(86)
Fair value movement of available-for-sale financial assets (b)	(11)	4
Equity component of convertible bond (c)	41	41
Acquisition of non-controlling interest in subsidiary (d)	(57)	(57)
Share-based payments (e)	94	75
Repurchase of equity interest (f)	(13)	(13)
Other	(4)	(4)
Total other reserves	519	(40)

(a)	Foreign exchange translation reserve

	US dollar
Figures in million	2011	2010

Balance at beginning of year	(86)	(111)
Realized portion reclassified through profit or loss	18	1
Current year's foreign exchange movement	537	24
Balance at end of year	469	(86)

The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations. The US dollar amount includes the translation effect from Rand to US dollar.

The realized portion reclassified through profit or loss in 2011 relates to the sale of Mount Magnet and the deregistration of dormant Australian subsidiaries. The realized portion reclassified through profit or loss in 2010 relates to the sale of Big Bell in Australia and the liquidation of Harmony Gold Peru SA and Harmony Precious Metal Services SAS. Refer to note 8 for further detail.

(b)	Fair value movement of available-for-sale financial assets

	US dollar
Figures in million	2011	2010

Balance at beginning of year	4	4
Impairment recognised in profit or loss	—	—
Realized portion reclassified through profit or loss	(1)	(1)
Tax on realized portion	—	—
Fair value movement — unrealized	(14)	—
Translation	—	1

Balance at end of year	(11)	4

The balance of the fair value movement reserve represents the movement in the fair value of the available-for-sale financial assets. For details on the movement, refer to note 23. For details regarding the realized portion reclassified to profit or loss refer to note 11.

(c)	Equity component of convertible bond

On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(d)	Acquisition of non-controlling interest in subsidiary

On 15 March 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle, held by non-controlling interests. The excess of the purchase price of US $86.5 million (A$123 million) over the carrying amount of non-controlling interest acquired, amounting to US$57 million has been accounted for under other reserves.

Notes to the consolidated financial statements

For the years ended 30 June 2011

(e)	Share-based payments

	US dollar
Figures in million	2011	2010

Balance at beginning of year	75	55
Share-based payments expensed	19	20

Balance at end of year	94	75

The group issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the company's authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. During the 2011 financial year, a share-based payment expense of US$19.5 million (2010: US$19.5 million) was charged to the income statement. (Refer to note 36 for more detail).

(f)	Repurchase of equity interest

	US dollar
Figures in million	2011	2010

Balance at beginning of year	(13)	—
Acquired equity interest during the year	—	(13)

Balance at end of year	(13)	(13)

On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with AVRD, for the purchase of its 26% share of the mining titles of the Doornkop South Reef. From an accounting perspective, the sale of the 26% share in the mining titles was never recognised and accounted for as an in-substance call option by AVRD over the 26% mineral right. This was due to AVRD not being exposed to any losses relating to the Doornkop mineral right, and entitled at any point in time to repay the Nedbank loan guaranteed by Harmony — thereby becoming unconditionally entitled to the ‘upside’ in the mineral right. The agreement to purchase AVRD’s 26% interest during the 2010 financial year is therefore considered to be a repurchase of the option (equity interest). The difference between the value of the shares issued of US$20.5 million (see note 27), the liability to African Vanguard Resources (Proprietary) Limited and transaction costs, have been taken directly to equity.

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

	US dollar
Figures in million	2011	2010

Provision raised for future rehabilitation
Balance at beginning of year	238	198
Disposal of assets	(16)	(6)
Change in estimate — Balance sheet	15	7
Change in estimate — Income statement	8	4
Acquisition of assets	—	17
Time value of money and inflation component of rehabilitation costs (a)	18	16
Translation	30	2

Balance at end of year	293	238
Net classification to held for sale	(2)	(16)

Total provision for environmental rehabilitation	291	222

(a)	2010 includes both continuing and discontinued operations. The group recognised time value of money credit adjustments of US$2.2 million relating to both the sale of Big Bell and reclassification of Mount Magnet to held for sale.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total cost for the mines, in the current monetary terms, is approximately US$405.4 million (2010: US$346.6 million). Kalgold is working closely with the DMR to endorse the conversion of the D-zone pit into a strategic water source and not to backfill.

Refer to note3.4 for the estimations and judgments used in the calculations.

Notes to the consolidated financial statements

For the years ended 30 June 2011

	US dollar
Figures in million	2011	2010

Future net undiscounted obligations
Ultimate estimated rehabilitation cost	405	347
Amounts invested in environmental trust funds (Refer to note 21)	(275)	(223)
Total future net undiscounted obligations	130	124

The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place relating to the environmental liabilities. Refer to notes 21 and 38.

30	RETIREMENT BENEFIT OBLIGATION AND OTHER PROVISIONS

	US dollar
Figures in million	2011	2010

Non-current
Retirement benefit obligation (Refer to note 34)	25	20
Other	1	2
Total retirement benefit obligation and other provisions	26	22

31	BORROWINGS

Pacific Premium Funding (Proprietary) Limited

During October 2010 and December 2010, Morobe Consolidated Goldfields (MCG) entered into two US dollar loans with Pacific Premium Funding (Proprietary) Limited to finance insurance payments. The loans totaling US$3.6 million were repaid during May 2011, at an average interest rate of 3.55%.

Westpac Bank

In July 2007, MCG entered into US dollar finance lease agreements with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project. There is no debt covenant clause in the agreements.

Nedbank Limited

On 11 December 2009, the company entered into a loan facility with Nedbank Limited, comprising a term facility of US$119.4 million and a revolving credit facility of US$79.6 million. The facility was utilized to fund the acquisition of the Pamodzi FS assets (refer notes 18 and 25) as well as the group’s major capital projects and working capital requirements. Interest accrues on a day to day basis over the term of the loan at a variable interest.

On 30 November 2010, the company entered into a additional loan facility with Nedbank Limited, comprising of a term facility of US$70.1 million and a revolving credit facility of US$35.0 million. Interest terms are identical to the original facility. The repayment terms of the original revolving credit facility were amended to coincide with the repayment on the new facility.

The debt covenant tests for the group are as follows:

•	The group’s interest cover shall not be less than 2 (EBIT / Total interest).

•	Current ratio shall not be less than 1 (current assets / current liabilities).

•	Cash flow from operating activities shall be above R100 million for the last six months.

•	Market capitalization to facilities outstanding ratio shall not be less than six, or nine times if dividends are paid.

The debt covenant tests are performed on a quarterly basis. No breaches of the covenants were identified during the tests in the 2010 and 2011 financial years.

Terms and debt repayment schedule at 30 June 2011

	Interest charge	Repayment terms	Maturity date	Security

Westpac Bank (Secured finance lease)	US — LIBOR plus 1.25%	Quarterly	30 June 2013	Mining fleet

Nedbank Limited (Secured loan — term facility 1)	3 month JIBAR plus 3.5%, payable quarterly	Bi-annual equal installments of R90 million (US$13.3 million)	31 December 2014	Cession and pledge of operating subsidiaries’ shares

Nedbank Limited (Secured loan — term facility 2)	3 month JIBAR plus 3.5%, payable quarterly	Bi-annual equal installments of R62.5 million (US$9.2 million)	31 December 2014

Nedbank Limited (Secured loan — revolving credit facilities)	1 or 3 month JIBAR plus 3.5%, payable after interest interval	Repayable on maturity	30 November 2013

Notes to the consolidated financial statements

For the years ended 30 June 2011

Interest-bearing borrowings

	US dollar
Figures in million	2011	2010

Non-current borrowings
Westpac Bank (Secured finance lease)	3	8

Balance at beginning of year	8	10
Draw down	—	1
Repayments	(4)	(4)
Transfer to current portion	—	—
Translation	(1)	1
Nedbank Limited (Secured loan — term facilities)	112	82
Balance at beginning of year	82	—
Draw down	73	120
Repayments	(36)	(12)
Issue cost	(1)	(1)
Amortization of issue costs	—	—
Transfer to current portion	(22)	(23)
Translation	16	(2)
Nedbank Limited (Secured loan — revolving credit facilities)	66	39
Balance at beginning of year	39	—
Draw down	57	40
Repayments	(37)	—
Issue cost	—	(1)
Amortization of issue costs	—	—
Translation	7	—

Total non-current borrowings	181	129

Current borrowings
Current portion of the finance lease from Westpac Bank	4	4
Current portion of the loans from Nedbank Limited	45	23
Total current borrowings	49	27
Total interest-bearing borrowings	230	156

The future minimum lease payments for the Westpac Bank finance lease are as follows:

Due within one year	4	4
Due within one and two years	3	5
Due between two and five years	—	3
	7	12
Future finance charges	—	—
	7	12

	US dollar
Figures in million	2011	2010

The maturity of borrowings is as follows:
Current	49	27
Between 1 to 2 years	48	28
Between 2 to 5 years	133	101
Over 5 years	—	—
	230	156

Undrawn committed borrowing facilities:
Expiring within one year	—	—
Expiring after one year	59	39
	59	39

Notes to the consolidated financial statements

For the years ended 30 June 2011

	Effective rate
	2011	2010

Westpac Bank	2.0%	2.0%
Nedbank Limited	9.1%	10.1%

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

32	TRADE AND OTHER PAYABLES

	US dollar
Figures in million	2011	2010

Financial liabilities:
Trade payables	52	54
Other liabilities	21	5

Non-financial liabilities:
Payroll accruals	50	44
Leave liabilities (a)	41	34
Shaft related accruals	46	21
Other accruals (b)	41	23
Value added tax	7	4
	258	185
Net classification to held for sale	—	—
Total trade and other payables	258	185

(a)	Leave liability

Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	US dollar
Figures in million	2011	2010

Balance at beginning of year	34	31
Benefits paid	(40)	(35)
Total expense per income statement	43	38
Translation	4	—
	41	34
Net classification to held for sale	—	—
Balance at end of year	41	34

(b)	Other accruals

Included in the balance is an amount of US$15.2 million relating to the sale of assets agreement with Taung. Refer to note 16.

Notes to the consolidated financial statements

For the years ended 30 June 2011

33	CASH GENERATED BY OPERATIONS

	US dollar
Figures in million	2011	2010	2009

All amounts disclosed include discontinued operations.
Reconciliation of profit before taxation to cash generated by operations:

Profit before taxation	21	20	405
Adjustments for:
Amortization and depreciation	254	181	167
Impairment of assets	39	43	61
Profit on sale of property, plant and equipment	(4)	(14)	(287)
Net decrease in provision for post retirement benefits	—	(3)	1
Net increase in provision for environmental rehabilitation	8	2	—
Loss/(profit) from associates	7	(7)	(1)
Impairment of investment in associate	20	—	14
Share-based payments	19	20	13
Net gain on financial instruments	(20)	(5)	10
Gain on farm-in option	(38)	—	—
(Profit)/loss on sale of investment in subsidiary	(7)	3	—
Dividends received	—	—	—
Interest received	(20)	(25)	(51)
Finance cost	41	30	26
Provision for doubtful debts	3	(2)	11
Bad debts written off	—	4	3
Inventory adjustments	48	(3)	—
Other non-cash transactions	(11)	11	—
Effect of changes in operating working capital items:
Receivables	(15)	(13)	(15)
Inventories	(20)	(20)	(20)
Payables	21	(8)	(18)
Cash generated by operations	346	214	319

Additional cash flow information

(i)	The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.

(ii)	At 30 June 2011, US$59.0 million (30 June 2010: US$39.3 million) of borrowing facilities had not been drawn down and is therefore available for future operating activities and future capital commitments. Refer to note 31.

For the financial year ended June 2011

(a)	Acquisitions and disposals of subsidiaries/businesses

Disposal of Mount Magnet

On 20 July 2010, the conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective. A total purchase consideration of US$31.6 million was received from Ramelius Resources Limited in exchange for the entire issued share capital of Mount Magnet. The entire purchase consideration was settled in cash. At date of disposal, Mount Magnet had no cash and cash equivalent balances included in its net asset value. Also refer to note 16.

The aggregate fair values of assets and liabilities sold were:

	US dollar
Figures in million	2011	2010	2009

Property, plant and equipment	27	—	—
Inventory	1	—	—
Rehabilitation liability	(16)	—	—
Other liabilities	—	—	—
Profit on disposal	18	—	—
Proceeds received in cash	30	—	—

(b)	Principal non-cash transactions

Disposal of Freegold farm-in option (refer to note 12).

Disposal of Kingsrose shares (refer to note 11).

Share-based payments (refer to note 36).

Notes to the consolidated financial statements

For the years ended 30 June 2011

For the financial year ended June 2010

(a)	Acquisitions and disposals of subsidiaries/businesses

(i)	Disposal of Big Bell Operations

On 10 January 2010 the group concluded the sale of Big Bell for a total consideration of US$3.2 million.

The aggregate fair values of assets and liabilities sold were:

	US dollar
Figures in million	2011	2010	2009

Property, plant and equipment	—	8	—
Rehabilitation liability	—	(6)	—
Profit on disposal	—	1	—

Proceeds received in cash	—	3	—

(ii)	Acquisition of Pamodzi FS assets

On 18 February 2010, the group concluded the acquisition of the Pamodzi FS assets for a total consideration of US$53 million, of which US$36 million is attributable to property, plant and equipment and US$16 million to inventories.

(b)	Principal non-cash transactions

Issue of shares for the acquisition of 26% share of the mining titles on Doornkop South Reef from AVRD (refer to note 27).

Share based-payments (refer to note 36).

For the financial year ended June 2009

(a)	Acquisitions and disposals of subsidiaries/businesses

(i)	Disposal of Randfontein Cooke Assets

During the year, the group disposed of its Cooke and Old Randfontein assets to Rand Uranium, a wholly owned subsidiary. In a related transaction, 60% of Rand Uranium shares were disposed of to PRF in two tranches.

The aggregate fair value of the assets and liabilities sold were:

	US dollar
Figures in million	2011	2010	2009

Transaction one
Property, plant and equipment	—	—	42
Environmental trust fund	—	—	3
Rehabilitation liability	—	—	(4)
Other costs	—	—	(2)
Foreign exchange movements	—	—	5
Profit on disposal	—	—	153
Proceeds received in cash	—	—	197

Transaction two
Property, plant and equipment	—	—	1
Environmental trust fund	—	—	8
Rehabilitation liability	—	—	(13)
Foreign exchange movements	—	—	(2)
Profit on disposal	—	—	18

Proceeds received in cash	—	—	12

Notes to the consolidated financial statements

For the years ended 30 June 2011

(ii)	MM Joint Venture

During the year Harmony and Newcrest entered into a joint venture agreement, which provided that Newcrest would purchase a 30.01 participating interest and a further buy-out of an additional 19.99% participating interest in Harmony’s MMJV gold and copper assets.

	US dollar
Figures in million	2011	2010	2009

Stage 1: 30.01% Participating interest
Property, plant and equipment	—	—	185
Trade and other receivables	—	—	6
Inventory	—	—	1
Non-current loans	—	—	(10)
Rehabilitation liability	—	—	—
Foreign exchange movements	—	—	(11)
Profit on disposal	—	—	58

Proceeds received in cash	—	—	229

Stage 2: 10% Participating interest
Property, plant and equipment	—	—	52
Trade and other receivables	—	—	1
Inventory	—	—	1
Non-current loans	—	—	(3)
Trade and other payables	—	—	(5)
Rehabilitation liability	—	—	—
Profit on disposal	—	—	44

Disposal proceeds	—	—	90
Proceeds received in cash	—	—	—

Proceeds received by way of the farm-in agreement	—	—	90

Stage 3: 9.99% Participating interest
Property, plant and equipment	—	—	72
Trade and other receivables	—	—	2
Inventory	—	—	3
Non-current loans	—	—	(3)
Trade and other payables	—	—	(6)
Rehabilitation liability	—	—	(3)
Profit on disposal	—	—	10

Disposal proceeds	—	—	75
Proceeds received in cash	—	—	(6)

Proceeds received by way of the farm-in agreement	—	—	69

(b)	Principal non-cash transactions

Acquisition of PNG royalty agreement.

Share-based payments.

Share exchange of Dioro for Avoca.

34	RETIREMENT BENEFIT OBLIGATIONS

(a)	Pension and provident funds:

The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The group’s liability is limited to its annually determined contributions.

The provident funds are funded on a “money accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9% of gross salary and wages for the 2011 year (2010: 9%). The fund is a defined contribution plan.

The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2010: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Notes to the consolidated financial statements

For the years ended 30 June 2011

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2011 financial year amounted to US$62.4 million (2010: US$55.2 million).

(b)	Post-retirement benefits other than pensions:

Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group’s obligation in this regard, is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. The group also contributes to the Minemed medical scheme on behalf of employees who retired prior to 31 December 1996. The annual contribution for these retired employees is fixed. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Minemed medical scheme options. Except for the pre-mentioned employees, Harmony has no other post-retirement obligation for the other group employees.

The liability is unfunded and will be settled out of cash and cash equivalent when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2011, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2012.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed in note 3.5. In addition the following was also considered:

•

It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership.

•	It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account.

•

It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are 4 years younger than their husbands. It is assumed that the only dependants will be spouses.

	US dollar
Figures in million	2011	2010

Present value of unfunded obligations	25	20
Current employees	15	13
Retired employees	10	7

Movement in the liability recognised in the balance sheet
Balance at beginning of year	20	20
Contributions paid	(1)	(1)
Staff costs/current service cost included under Cost of Sales	1	1
Finance cost	2	2
Net actuarial (gain)/loss recognised during the year (1)	—	1
Curtailments (2)	—	(3)
Translation	3	—
Balance at end of year	25	20

(1)

Net actuarial gains/losses are included in cost of sales in the income statement. The net actuarial loss recognised during the 2009 year was US$nil, 2008 year was US$1.5 million, and in the 2007 year a gain of US$1.7 million.

(2)

Curtailments are included in cost of sales in the income statement. During the 2010 financial year, the terms of employment of 124 members changed, resulting in a reduction of the liability of US$2.8 million.

	US dollar
Figures in million	2011	2010

The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	25	20
Fair value of plan assets	—	—
Net retirement benefit obligation liability	25	20

The present value of the defined benefit obligation was US$19.7 million in 2009, US$17 million in 2008 and US$15.2 million in 2007.

Notes to the consolidated financial statements

For the years ended 30 June 2011

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	US dollar
Figures in million	2011	2010

	1% Increase	1% Increase
Effect on:
Aggregate of service cost and interest cost	—	1
Defined benefit obligation	4	4

	1% Decrease	1% Decrease
Effect on:
Aggregate of service cost and interest cost	—	1
Defined benefit obligation	3	4

The group expects to contribute approximately US$0.7 million for this obligation in 2012.

35	EMPLOYEE BENEFITS

	US dollar
Figures in million	2011	2010	2009

Number of permanent employees as at 30 June:
South African operations*	34,345	36,204	37,316
International operations**	1,476	1,105	979
Total number of permanent employees	35,821	37,309	38,295

Aggregated earnings
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	828	716	509
Retirement benefit costs	61	55	40
Medical aid contributions	18	14	9
Total aggregated earnings***	907	785	558

Remuneration for directors and executive management is fully disclosed in note 37.

*	No employees were attributable to the discontinued operations at 30 June 2011 (2010: 0).

**	The total number of employees in Australia, including the Brisbane office, at 30 June 2011 was 127 (2010: 56). Of this total, no employees (2010: 12; 2009: 0) were attributable to the discontinued operations. The total for the international operations includes the joint venture employees.

***	These amounts have been included in production cost, corporate expenditure and capital expenditure.

During the 2011 financial year, US$4 million (2010: US$5 million; 2009: US$2 million) was included in the payroll cost for termination costs. Termination cost excludes the cost relating to the voluntary retrenchment process as well as retrenchment due to the shaft closures (refer to note 5).

36	SHARE OPTION SCHEME

The group currently has the 2001, 2003 schemes and the 2006 share plan that are active. The objective of these schemes is to recognize the contributions of senior staff to the group’s financial position and performance and to retain key employees.

Options granted under the 2001 and 2003 schemes

A fifth of the options granted under the 2001 and 2003 schemes are exercisable annually from the grant date with an expiry date of 10 years from the grant date. The offer price of these options equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the options. The options are equity settled.

On resignation and retirement, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee’s election before the last day of service. Payment of shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options.

Notes to the consolidated financial statements

For the years ended 30 June 2011

	Option allocation
	10 August 2004	26 April 2005

The share based cost is calculated using the binominal valuation model based on the following assumptions at grant date:
Price at date of grant (SA Rand per share)	66.15	39.00
Risk-free interest rate:	9.9%	8.4%
Expected volatility:	40.0%	35.0%
Expected dividend yield:	0.0%	0.0%
Vesting period:	5 years	5 years

Share-based payments are measured at the fair value of the equity instruments at the date of the grant. The cost is expensed over the vesting period, based on the group’s estimate of the options that are expected to eventually vest.

The only vesting conditions for the 2001 and 2003 schemes were that the employees should be in the employment of the group, on vesting date.

The volatility measured at the standard deviation of expected share price returns were based on statistical analysis of daily share prices over the last three years before grant date.

Following the introduction of the 2006 share plan, no further options were granted in the 2011 and 2010 year for the 2001 and 2003 option schemes, and all options are vested.

Number of share options relating to the 2001 and 2003 option schemes	2011	2010

Share options granted	28,442,420	28,442,420
Exercised	19,967,293	19,133,887
Vested but not exercised	1,347,203	2,264,585
Unvested	—	—
Forfeited and lapsed	7,127,924	7,043,948

	2011		2010
Activity on share options granted but not yet exercised	Number of shares	Weighted average option price (SA Rand)	Number of shares	Weighted average option price (SA Rand)

For the year ended 30 June
Balance at beginning of year	2,264,585	48.47	2,850,558	47.58
Options exercised	(833,406)	45.29	(562,916)	44.16
Options forfeited and lapsed	(83,976)	53.87	(23,057)	43.75
Balance at end of year	1,347,203	50.12	2,264,585	48.47

List of options granted but not yet exercised (listed by grant date)	At 30 June 2011	Option price (SA Rand)	Remaining life (years)

20 November 2001	82,200	49.60	0.4
27 March 2003	108,600	91.60	1.7
10 August 2004	309,508	66.15	3.1
26 April 2005	846,895	39.00	3.8
Total option granted but not yet exercised	1,347,203

	US Dollar
Figures in million	2011	2010

Average market value of options traded during the year	5	6
Gain realized by participants on options traded during the year	5	3
Fair value of share options vested during the year	—	8
Share-based cost recognised	—	—

The number of shares held by the Harmony Share Trust at year end amounted to 5 400 (2010: 63 500). This trust is considered to be an SPE and is therefore consolidated in accordance with the group’s accounting policies.

Notes to the consolidated financial statements

For the years ended 30 June 2011

Options granted under the 2006 share plan

The 2006 share plan consist of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The SARs will vest in equal thirds in year 3, 4 and 5 after grant date, subject to the performance conditions having been satisfied. The SARs have an expiry date of 6 years from the grant date and the offer price equals the closing market price of the underlying shares on the trading date immediately preceding the grant. The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied. The RS will vest after three years from grant date if the participant is still employed within the group. The share plant is equity-settled.

The aggregate number of shares which may be allocated to the share plan on any day, when added to the total number of unexercised SARs, unvested performance shares, and restricted shares which have been allocated for PS, SAR’s and RS, and any other employee share scheme operating by the company, shall not exceed 14% of the number of issued ordinary shares of the company from time to time. On 30 June 2011, a total of 9 208 502 SARs, 5 707 308 PS and 355 528 RS had been allocated to participating employees.

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

In the case of PS, if employment is terminated for No Fault reasons, then

•	First the maximum number conditionally awarded is pro-rated for the period from grand date until the termination date;

•

Then this adjusted number is reduced to a third on the assumption that Harmony’s performance was a median one with one third vesting, after taking into account any portion of shares that have banked already in terms of the 2009 issue;

•	And then settled in shares sold on the market for cash, and paid to the participant after the deduction of any tax payable.

In the case of RS, if employment is terminated for No Fault reasons, then accelerated vesting occurs and all unvested and un-exercised RS and all un-vested matching PS are settled.

In all three cases, if employment is terminated for Fault reasons, all unvested and un-exercised SARs and all PS and RS not yet vested are lapsed and cancelled.

	SARs		PS		RS
Number of share options relating to	2011	2010	2011	2010	2011	2010

Share options granted	9,208,502	7,992,022	5,707,308	4,361,938	355,528	—
Exercised	186,598	—	473,002	—	—	—
Vested but not exercised	651,628	185,473	—	—	—	—
Unvested	6,131,192	6,590,110	3,693,583	3,492,402	347,883	—
Forfeited and lapsed	2,239,084	1,216,439	1,540,723	869,536	7,645	—

Vesting periods of unvested shares
Within one year	1,240,764	760,196	1,818,716	790,220	—	—
One to two years	1,803,284	1,405,124	613,352	2,058,372	—	—
Two to three years	1,635,420	2,084,520	1,261,515	643,810	347,883	—
Three to four years	1,078,463	1,492,598	—	—	—	—
Four to five years	373,261	847,672	—	—	—	—
Total number of unvested shares	6,131,192	6,590,110	3,693,583	3,492,402	347,883	—

Notes to the consolidated financial statements

For the years ended 30 June 2011

	SARs		PS	RS
Activity on options granted but not yet exercised	Number of shares	Weighted average option price (SA Rand)	Number of shares	Number of shares

For the year ended 30 June 2011
Balance at beginning of year	6,775,583	78.47	3,492,402	—
Options granted	1,216,480	84.81	1,345,370	355,528
Options exercised	(186,598)	70.54	(473,002)	—
Options forfeited and lapsed	(1,022,645)	79.55	(671,187)	(7,645)
Balance at end of year	6,782,820	79.66	3,693,583	347,883

For the year ended 30 June 2010
Balance at beginning of year	4,552,585	79.38	3,302,164	—
Options granted	2,707,523	77.28	643,810	—
Options exercised	—	—	—	—
Options forfeited and lapsed	(484,525)	78.54	(453,572)	—
Balance at end of year	6,775,583	77.65	3,492,402	—

List of shares granted but not yet exercised (listed by grant date)	Number of shares	Option price (SA Rand)	Remaining life (years)

As at 30 June 2011
Share appreciation rights
15 November 2006	428,036	112.64	1.4
15 November 2007	1,402,370	70.54	2.4
07 March 2008	46,154	102.00	2.7
05 December 2008	1,670,874	77.81	3.4
16 November 2009	2,115,601	77.28	4.4
15 November 2010	1,119,785	84.81	5.4

	6,782,820
Performance shares
05 December 2008	1,818,716	n/a	0.4
16 November 2009	613,352	n/a	1.4
15 November 2010	1,261,515	n/a	2.4

	3,693,583
Restricted shares
15 November 2010	347,883	n/a	2.4

	347,883

Total option granted but not yet exercised	10,824,286

	US Dollar
Figures in million	2011	2010

Gain realized by participants on options traded during the year	4	—
Fair value of share options vested during the year	5	3
Share-based cost recognised	19	19

The share-based cost is calculated using the Monte Carlo simulation on the market-linked PS, Black-Scholes on the SARs and spot share price on grant date for the RS. The following assumptions were applied at grant date:

Notes to the consolidated financial statements

For the years ended 30 June 2011

	SARs	Performance shares	Restricted shares

Price at date of grant (SA Rand per share)
15 November 2006 share allocation	112.64	n/a	n/a
15 November 2007 share allocation (valuation date 21 December 2007)	68.44	n/a	n/a
15 November 2007 share allocation (valuation date 21 April 2008)	92.25	n/a	n/a
07 March 2008 share allocation	102.00	n/a	n/a
05 December 2008 share allocation (valuation date 5 December 2008)	77.81	n/a	n/a
05 December 2008 share allocation (valuation date 16 February 2009)	116.90	n/a	n/a
16 November 2009 share allocation (valuation date 27 November 2009)	81.50	n/a	n/a
16 November 2009 share allocation (valuation date 23 December 2009)	75.60	n/a	n/a
16 November 2009 share allocation (valuation date 3 May 2010)	72.14	n/a	n/a
15 November 2010 share allocation (valuation date 15 November 2010)	83.98	n/a	n/a

Risk-free interest rate:
15 November 2006 share allocation	8.79%	9.58%	n/a
15 November 2007 share allocation (valuation date 21 December 2007)	9.84%	10.81%	n/a
15 November 2007 share allocation (valuation date 21 April 2008)	10.68%	11.71%	n/a
07 March 2008 share allocation	10.44%	11.04%	n/a
05 December 2008 share allocation (valuation date 5 December 2008)	8.43%	8.55%	n/a
05 December 2008 share allocation (valuation date 16 February 2009)	8.30%	8.18%	n/a
16 November 2009 share allocation (valuation date 27 November 2009)	8.63%	n/a	n/a
16 November 2009 share allocation (valuation date 23 December 2009)	8.57%	n/a	n/a
16 November 2009 share allocation (valuation date 3 May 2010)	n/a	7.29%	n/a
15 November 2010 share allocation (valuation date 15 November 2010)	6.70%	6.14%	n/a

Expected volatility *:
15 November 2006 share allocation	26.37%	34.71%	n/a
15 November 2007 share allocation (valuation date 21 December 2007)	35.10%	46.32%	n/a
15 November 2007 share allocation (valuation date 21 April 2008)	41.72%	49.52%	n/a
07 March 2008 share allocation	54.50%	50.49%	n/a
05 December 2008 share allocation (valuation date 5 December 2008)	48.61%	56.62%	n/a
05 December 2008 share allocation (valuation date 16 February 2009)	49.03%	70.86%	n/a
16 November 2009 share allocation (valuation date 27 November 2009)	49.29%	n/a	n/a
16 November 2009 share allocation (valuation date 23 December 2009)	49.21%	n/a	n/a
16 November 2009 share allocation (valuation date 3 May 2010)	n/a	37.34%	n/a
15 November 2010 share allocation (valuation date 15 November 2010)	31.16%	31.16%	n/a

Expected dividend yield:
for all allocations	0.00%	0.00%	0.00%
Vesting period (from grant date):
for all allocations	5 years	3 years	3 years

*	The volatility is measured as an annualized standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

Share-based costs are measured at the fair value of the equity instruments at the date of the grant as defined in IFRS 2. The grant date is the date of which the entity and counterparty have a shared understanding of the terms and conditions of the share-based payment arrangement. The cost is expensed over the vesting period, based on the group’s estimate of the options that are expected to eventually vest within the rules of IFRS2.

For 5 December 2008 issue:

The performance criteria imposed by the Board, and which must be satisfied before the settlement of any PS under this Award, are linked to the group’s TSR (Total Shareholder Return) in comparison to the SA Gold Index (50%) and the SA Resource Index (50%).

The performance criteria imposed per the Harmony 2006 Share Plan which must be satisfied before the settlement of the SARs allocation is that the group’s headline earnings per share must have grown since the allocation date by more than the CPI.

For 16 November 2009 issue:

The performance criteria imposed by the board, and which must be satisfied before the settlement of any PS under this Award, are as follows:

•	50% of the number shares awarded are to be linked to the annual gold production of the group in relation to the targets set annually.

•	50% of the number shares awarded are linked to the group’s TSR (Total Shareholder Return) in comparison to the South African Gold Index.

Notes to the consolidated financial statements

For the years ended 30 June 2011

The performance criteria imposed per the Harmony 2006 Share Plan which must be satisfied before the settlement of the SARs allocation is that the group’s headline earnings per share must have grown since the allocation date by more than the CPI.

For options granted on 16 November 2009, the following fair values were used as a basis to recognize share-based payment cost:

•	For options measured on 27 November 2009, the value is R44.52 per share for SARs.

•	For options measured on 23 December 2009, the value is R39.26 for SARs.

•	For options measured on 3 May 2010, the value is R38.49 for PS.

For 15 November 2010 issue:

The performance criteria imposed by the board, and which must be satisfied before the settlement of any PS under this Award, are as follows:

•	50% (senior management) / 70% (management) of the number shares awarded are to be linked to the annual gold production of the group in relation to the targets set annually.

•	50% (senior management) / 30% (management) of the number shares awarded are linked to the group’s TSR (Total Shareholder Return) in comparison to the South African Gold Index.

The performance criteria imposed per the Harmony 2006 Share Plan which must be satisfied before the settlement of the SARs allocation is that the group’s headline earnings per share must have grown since the allocation date by more than the CPI.

For options granted during the year, the following fair values were used as a basis to recognize share-based payment cost:

•	For options measured on 15 November 2010, the value is R32.63 per share for SARs.

•	For options measured on 15 November 2010, the value is R45.20 for PS.

•	For options measured on 15 November 2010, the value is R83.98 for RS.

37	RELATED PARTIES

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had interest, direct or indirectly, in any transaction since 1 July 2009 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, and includes directors and executive management of the group.

Directors and executive management remuneration.

During 2011, the executive directors received remuneration of US$2.9 million, comprising of US$1.5 million for salaries, US$0.03 million for retirement contributions, US$0.8 million for bonuses and US$0.5 million from the exercising of share options. The non-executive directors received US$0.8 million in directors’ fees. The aggregate of remuneration received by executive management was US$6.1 million (including share options exercised).

During 2010, the executive directors received remuneration of US$1.8 million, comprising of US$1.3 million for salaries, US$0.03 million for retirement contributions and US$0.31 million for bonuses. The non-executive directors received US$0.6 million in directors’ fees. The aggregate of remuneration received by executive management was US$3.9 million (including share options exercised).

African Rainbow Minerals Limited (ARM) currently holds 14.8% of Harmony’s shares. Patrice Motsepe, Andre Wilkens, Joaquim Chissano and Frank Abbott are directors of ARM.

Harmony currently holds 40% of the shares of Rand Uranium. Graham Briggs, Hannes Meyer and Alwyn Pretorius are directors of Rand Uranium. Dr Simo Lushaba is a member of the Rand Uranium Investment Committee. During 2010 and 2011, Fikile de Buck served as a director and member of the audit committee until 17 May 2011.

Material transactions with associates and joint ventures:

Besides the transactions disclosed below, the group concluded the following transactions with related parties:

(a)	AVRD — refer to note 28.

(b)	Pamodzi — refer to notes 18 and 25.

Notes to the consolidated financial statements

For the years ended 30 June 2011

	US dollar
Figures in million	2011	2010

Sales and services rendered to related parties
Associates	55	58
Joint Venture	1	1
	56	59

Purchases and services acquired from related parties
Associates	3	4

Outstanding balances due by related parties
Associates	22	16

Outstanding balances due to related parties
Associates [1]	3	4

[1]	Retained from the consideration for the Pamodzi FS acquisition pending the transfer of rehabilitation trust funds.

Interest amounting to US$0.7 million was accrued on the subordinated loan to Rand Uranium during 2011 (2010: US$0.9 million). Refer to note 26 for detail on the items relating to the loans to associates and provisions raised against these loans.

38	COMMITMENTS AND CONTINGENCIES

(i)	Commitments

	US dollar
Figures in million	2011	2010

Contracts for capital expenditure	22	17
Share of joint venture’s contract for capital expenditure	6	27
Authorized by the directors but not contracted for	222	132
Total capital commitments	250	176

This expenditure will be financed from existing resources and where appropriate, borrowings.

The group is contractually obliged to make the following payments in respect of operating leases, including for land and buildings, and for mineral tenement leases:

	US dollar
Figures in million	2011	2010

Within one year	8	4
Between one year and five years	8	1
Total commitments for operating leases	16	5

This includes US$14.4 million (2010: US$0.9 million) for the MM Joint Venture. For details on the group’s finance leases, refer to note 31.

(ii)	Contingent liabilities

	US dollar
Figures in million	2011	2010

Guarantees and suretyships	4	3
Environmental guarantees (1)	55	67
	59	70

(1)	At 30 June 2011, US$3.8 million (2010: US$14.6 million) has been pledged as collateral for environmental guarantees in favor of certain financial institutions. Refer to note 20.

Included in the balance for the 2010 financial year is an amount of US$17.0 million relating to guarantees provided for the Rand Uranium transaction. These guarantees were cancelled during 2011 financial year after Rand Uranium has put its own guarantees in place.

Notes to the consolidated financial statements

For the years ended 30 June 2011

In addition, the following contingent liabilities have been identified:

(a)	On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it had been named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depositary Receipts (ADRs) and options with regard to certain of its business practices. Harmony has retained legal counsel.

The company has subsequent to 30 June 2011 reached a mutually acceptable settlement with the lead plaintiff, which as at 30 June 2011, the company’s insurers had undertaken to pay under a directors and officer insurance contract. The settlement requires final approval from the court and will result in the dismissal of all claims against the company.

(b)	The court’s decision on Freegold’s appeal regarding the South African Revenue Service’s (SARS) application of mining tax ring-fencing was received on 1 August 2011 and the court found in favor of SARS. The case was concluded in March 2011, but judgment was reserved at that time. The company has lodged an appeal to be heard by the Supreme Court of Appeals. Any additional income taxes payable are expected to be offset by additional deferred tax credits due to the impact this application will have on unredeemed capital.

(c)	The case of Mr Thembekile Mankayi v AngloGold Ashanti Limited (AGA) regarding litigation in terms of the Occupational Diseases in Mines and Works Act (ODIMWA) was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favor of AGA. A further appeal that was lodged by Mr Manyaki was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on 3 March 2011. The judgment allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

(d)	On 1 December 2008, we issued 3 364 675 Harmony shares to Rio Tinto for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at US$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made, which has not been included in the commitments above. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint venture partners.

(e)	The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are under way to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. The ultimate outcome of the matter cannot presently be determined and no provision for any liability that may result has been made in the financial statements. Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, i.e. where they become estimable and probable it could have a material impact on the financial statements of the group.

(f)	Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a Regional Mine Closure Strategy. Harmony operations have in the last year conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels have been obviated at Evander, the entire Free State region and Kalgold. Therefore there is no potential contingency arising from these operations. Additional studies have been commissioned at Doornkop and Kusasalethu. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for these operations.

(g)	In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of US$10 million of potential claims. Rand Uranium is therefore liable of all claims up to US$10 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

39	SUBSEQUENT EVENTS

(a)	Refer to note 15 and 38(b) for details on the post balance sheet date event relating to the Freegold court case.

(b)	Refer to note 38(a) for details on the post balance sheet date event relating to the US class action.

(c)	On 11 August 2011, the group entered into a US$300 million syndicated Revolving Credit Facility. The facility has a term of four years and attracts interest at LIBOR plus 260 basis points. The facility was jointly arranged by Nedbank Limited and Firstrand Bank Limited (acting through its Rand Merchant Bank division).

(d)	On 12 August 2011 the board approved a payment of dividend of 60 SA cents per share for the year ended 30 June 2011.

Notes to the consolidated financial statements

For the years ended 30 June 2011

40	SEGMENT REPORT

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

After applying the quantitative thresholds from IFRS 8, the reportable segments were determined as:

Bambanani, Doornkop, Evander, Joel, Kusasalethu, Masimong, Phakisa, Target, Tshepong, Virginia, Papua New Guinea and Mount Magnet (classified as held for sale and discontinued operation). In 2009 the Cooke operations were also classified as held for sale and discontinued operations. All other operating segments have been grouped together under All other surface operations, under their classification as either continuing or discontinued.

When assessing profitability, the chief operating decision-maker (CODM) considers the revenue and production costs of each segment. The net of these amounts is the operating profit or loss. Therefore, operating profit has been disclosed in the segment report as the measure of profit or loss.

The CODM does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report, but does consider capital expenditure which has been disclosed.

Segment assets consist of mining properties, mine development costs and mine plant facilities, mining assets under construction and deferred stripping included under property, plant and equipment which can be attributed to the shaft or group of shafts. Current and non-current group assets that are not allocated at a shaft level, form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 41.

Notes to the consolidated financial statements

For the years ended 30 June 2011

SEGMENT REPORT (US dollar/imperial)

	Revenue US$ million			Production cost US$ million			Production profit US$ million			Mining assets US$ million			Capital expenditure US$ million
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011 (1)	2010	2009

CONTINUING OPERATIONS
South Africa
Underground
Bambanani	132	147	103	118	98	72	14	49	31	142	125	91	46	28	6
Doornkop	112	68	38	86	54	31	26	14	7	455	372	330	42	45	44
Evander	102	120	168	89	113	111	13	7	57	140	121	122	28	23	24
Joel	65	69	56	60	50	41	5	19	15	27	23	31	11	10	6
Kusasalethu	254	184	158	189	144	117	65	40	41	475	390	352	54	57	47
Masimong	190	168	135	108	93	73	82	75	62	133	105	86	26	23	14
Phakisa	79	50	19	68	43	12	11	7	7	637	533	474	53	64	51
Target	154	116	76	117	88	60	37	28	16	403	333	287	63	51	38
Tshepong	287	241	198	168	151	109	119	90	89	530	478	471	39	35	28
Virginia	98	187	226	80	177	165	18	10	61	99	89	116	11	24	22
Surface
All other surface operations	168	129	100	127	84	59	41	45	41	23	17	18	21	11	9
Total South Africa	1,641	1,479	1,277	1,210	1,095	850	431	384	427	3,064	2,586	2,378	394	371	289

International
Papua New Guinea	140	10	—	103	8	—	37	2	—	646	494	458	42	71	198
Total international	140	10	—	103	8	—	37	2	—	646	494	458	42	71	198
Total continuing operations	1,781	1,489	1,277	1,313	1,103	850	468	386	427	3,710	3,080	2,836	436	442	487

DISCONTINUED OPERATIONS
Cooke operations	—	—	69	—	—	50	—	—	19	—	—	—	—	—	10
Mount Magnet	—	—	—	—	—	—	—	—	—	—	29	34	—	—	—
Total discontinued operations	—	—	69	—	—	50	—	—	19	—	29	34	—	—	10
Total operations	1,781	1,489	1,346	1,313	1,103	900	468	386	446	3,710	3,109	2,870	436	442	497

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 41)	—	—	(69)	—	—	(50)				2,170	2,032	2,055
	1,781	1,489	1,277	1,313	1,103	850				5,880	5,141	4,925

(1)	Excludes non-operational capital expenditure relating to PNG of US$8 million and exploration capitalized of US$6 million.

*	Production statistics are unaudited.

Notes to the consolidated financial statements

For the years ended 30 June 2011

SEGMENT REPORT (US dollar/imperial)

	Ounces produced* oz			Tons milled* t’000
	2011	2010	2009	2011	2010	2009

CONTINUING OPERATIONS
South Africa
Underground
Bambanani	98,092	133,007	121,530	470	582	570
Doornkop	80,763	62,694	42,150	792	595	605
Evander	74,011	111,724	190,075	596	869	1,241
Joel	46,586	64,495	65,684	448	484	566
Kusasalethu	180,334	175,029	174,321	1,212	1,141	1,061
Masimong	137,605	155,609	154,034	957	991	981
Phakisa	56,649	44,079	22,216	427	374	204
Target	127,992	113,782	87,225	888	857	710
Tshepong	207,950	216,986	230,778	1,481	1,674	1,516
Virginia	71,149	170,013	258,170	636	1,826	2,493
Surface
All other surface operations	121,851	119,954	114,648	11,501	10,077	9,778
Total South Africa	1,202,982	1,367,372	1,460,831	19,408	19,470	19,725

International
Papua New Guinea	100,246	61,173	—	1,852	335	—
Total international	100,246	61,173	—	1,852	335	—

Total continuing operations	1,303,228	1,428,545	1,460,831	21,260	19,805	19,725

DISCONTINUED OPERATIONS
Cooke operations	—	—	80,377	—	—	1,419
Mount Magnet	—	—	—	—	—	—
Total discontinued operations	—	—	80,377	—	—	1,419

Total operations	1,303,228	1,428,545	1,541,208	21,260	19,805	21,144

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note )

*	Production statistics are unaudited.

Notes to the consolidated financial statements

For the years ended 30 June 2011

41	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET

The “reconciliation of segment data to consolidated financials” line item in the segment reports is broken down into the following elements, to give a better understanding of the differences between the income statement, balance sheet and the segment report.

	US dollar
Figures in million	2011	2010	2009

Revenue from
Discontinued operations	—	—	69

Production costs from
Discontinued operations	—	—	50

Reconciliation of cash operating profit to consolidated profit/(loss) before taxation and discontinued operations
Total segment revenue	1,781	1,489	1,346
Total segment production costs	(1,313)	(1,103)	(900)
Cash operating profit	468	386	446
Less discontinued operations	—	—	(19)
	468	386	427
Cost of sales items other than production costs	(351)	(280)	(233)
Amortization and depreciation of mining properties, mine development cost and mine plant facilities	(244)	(175)	(130)
Amortization and depreciation of other than mining and mining related assets	(10)	(6)	(9)
Rehabilitation expenditure	(11)	(4)	(1)
Care and maintenance cost of restructured shafts	(18)	(8)	(5)
Employment termination and restructuring costs	(23)	(27)	(4)
Share-based payments	(19)	(20)	(13)
Impairment of assets	(39)	(43)	(71)
Other	13	3	—

Gross profit	117	106	194
Corporate, administration and other expenditure	(51)	(50)	(36)
Social investment expenditure	(12)	(11)	(4)
Exploration expenditure	(51)	(29)	(29)
Profit on sale of property, plant and equipment	4	14	114
Other expenses — net	(3)	(8)	(3)

Operating profit	4	22	236
(Loss)/profit from associates	(7)	7	1
Impairment of investment in associate	(20)	—	(14)
Loss on sale of investment in subsidiary	—	(3)	—
Net gain on financial instruments	20	5	(10)
Gain on farm-in option	38	—	—
Investment income	20	25	49
Finance cost	(41)	(32)	(24)
Profit/(loss) before taxation and discontinued operations	14	24	238

Notes to the consolidated financial statements

For the years ended 30 June 2011

Reconciliation of total segment assets to consolidated assets includes the following:

	US dollar
Figures in million	2011	2010	2009

Non-current assets
Property, plant and equipment	897	794	744
Intangible assets	320	290	288
Restricted cash	5	19	21
Restricted investments	278	228	212
Investment in associates	—	50	43
Deferred tax asset	170	246	222
Investment in financial assets	27	2	7
Inventories	25	28	—
Trade and other receivables	3	10	10

Current assets
Inventories	124	129	134
Trade and other receivables	158	122	115
Income and mining taxes	21	10	6
Cash and cash equivalents	102	101	253
Assets of disposal groups classified as held for sale	40	3	—
Total assets	2,170	2,032	2,055