Form 20-F
period 2012-06-30
HARMONY GOLD MINING CO LTD
filed 2012-10-29
CIK 1023514

As filed with the Securities and Exchange Commission on October 29, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Riana Bisschoff, Group Company Secretary

tel: +27 11 411 6020, riana.bisschoff@harmony.co.za, fax: +27 (0) 11 696 9734,

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

431,564,236 ordinary shares, with nominal value of Rand 50 cents per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  YES ☒  NO ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  YES ☐  NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:  YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  YES ☐  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                Smaller reporting company  ☐

(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  YES ☐  NO ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  YES ☒  NO ☐

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

USE OF TERMS AND CONVENTIONS IN THIS ANNUAL REPORT

Harmony Gold Mining Company Limited is a corporation organized under the laws of the Republic of South Africa. As used in this Annual Report on Form 20-F, or this annual report, unless the context otherwise requires, the terms “Harmony” and “Company” refer to Harmony Gold Mining Company Limited; the term “South Africa” refers to the Republic of South Africa; the terms “we”, “us” and “our” refer to Harmony and, as applicable, its direct and indirect subsidiaries as a “Group”.

In this annual report, references to “R”, “Rand” and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars, “K” or “Kina” refers to Papua New Guinean Kina and references to “$”, “US$” and “US dollars” are to United States dollars.

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

PRESENTATION OF FINANCIAL INFORMATION

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into US dollars) were prepared and filed with the US Securities and Exchange Commission (“SEC”) in accordance with generally accepted accounting principles in the United States (“US GAAP”). On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS without reconciliation to US GAAP. As per these rules, we include in this annual report our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. All financial information, except as otherwise noted, is stated in accordance with IFRS.

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

We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated: (i) balance sheet items at the closing rate as reported by Reuters on the last business day of the period (R8.21 per US$1.00 as at June 30, 2012 and R6.78 per US$1.00 as at June 30, 2011), (ii) acquisitions, disposals and specific items included within equity at the rate prevailing at the date the transaction was entered into and (iii) income statement items at the average rate for the year (R7.77 per US$1.00 for fiscal 2012, R6.99 per US$1.00 for fiscal 2011 and R7.58 per US$1.00 for fiscal 2010). Capital expenditures for fiscal 2013 have been translated at the rates used for balance sheet items at June 30, 2012. By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3. “Key Information — Exchange Rates”.

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

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into US dollars) were prepared and filed with the SEC in accordance with US GAAP. On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS without reconciliation to US GAAP. As per these rules, we have included in this annual report our consolidated financial statements prepared in accordance with IFRS, translated into US dollars.

The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS, including our audited consolidated financial statements as of June 30, 2012 and 2011 and for each of the years in the three years ended June 30, 2012 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2010, 2009 and 2008, and for each of the years in the two years ended June 30, 2009, have been adjusted for discontinued operations (discussed below).

Discontinued operations for the periods below include the Evander operations in South Africa, as well as our Mount Magnet operations in Australia. The assets and liabilities of the Evander operation were classified as held for sale in January 2012 following the signing of a sale of shares and claims agreement. The results of this operation have been presented as a discontinued operation In fiscal 2010, Australia’s Mount Magnet operations were classified as held for sale and the results of the Mount Magnet operation presented as discontinued operations when an agreement for its disposal to Ramelius Resources Limited (“Ramelius”) was concluded. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations. See note 15 of the consolidated financial statements and Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Discontinued operations —Evander ”.

	Fiscal year ended June 30,
	2012	2011	2010	2009	2008
	($ in millions, except per share amounts and cash operating costs per ounce)
Income Statement Data
Revenue	1,953	1,659	1,351	1,105	1,132
Operating profit	276	23	47	221	78
(Loss)/profit from associates	—	(7)	7	1	(11)
Profit from continuing operations before taxation	250	33	49	222	(34)
Taxation	16	55	(30)	(44)	(63)
Profit/(loss) from continuing operations	266	88	19	178	(97)
Profit/(loss) from discontinued operations	75	(2)	(43)	133	67
Net profit/(loss)	341	86	(24)	311	(30)
Basic earnings/(loss) per share from continuing operations ($)	0.61	0.21	0.04	0.43	(0.25)
Diluted earnings/(loss) per share from continuing operations ($)	0.61	0.21	0.04	0.42	(0.24)
Basic earnings/(loss) per share ($)	0.79	0.20	(0.06)	0.75	(0.08)
Diluted earnings/(loss) per share ($)	0.79	0.20	(0.06)	0.74	(0.08)
Weighted average number of shares used in the computation of basic earnings/(loss) per share	430,817,682	429,310,123	426,381,581	414,120,732	400,750,167
Weighted average number of shares used in the computation of diluted earnings/(loss) per share	432,022,229	430,420,068	427,846,547	415,962,899	402,894,248
Dividends per share ($)(1)	0.14	0.07	0.06	—	—
Dividends per share (R)(1)	1.00	0.50	0.50	—	—
Other Financial Data
Cash operating cost per ounce of gold from continuing operations ($/oz) (2)	1,100	1,004	788	586	614
Total cash operating cost per ounce of gold ($/oz)(2)	1,085	1,009	801	586	602
Balance Sheet Data
Assets
Property, plant and equipment	4,003	4,607	3,874	3,614	3,531
Assets of disposal groups classified as held for sale	174	40	32	—	197
Total assets	5,263	5,880	5,141	4,925	4,710
Net assets	4,152	4,450	3,828	3,824	3,172
Equity and liabilities
Share capital	4,036	4,033	4,027	4,004	3,787
Total equity	4,152	4,450	3,828	3,824	3,172
Borrowings (current and non-current)	221	230	156	47	525
Liabilities of disposal groups held for sale	46	2	18	—	64
Other liabilities	844	1,198	1,139	1,054	949
Total equity and liabilities	5,263	5,880	5,141	4,925	4,710

(1)	Dividends per share relates to the dividends recorded and paid during the fiscal year.

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

EXCHANGE RATES

Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (R8.21 per US$1.00 as at June 30, 2012), except for acquisitions, disposals and specific items included within equity that are converted at the exchange rate prevailing on the date the transaction was entered into, and income statement item amounts that are translated from Rand to US dollars at the average exchange rate for the period (R7.77 per US$1.00 for fiscal 2012). During the year, the Rand/dollar closing exchange rate ranged between R6.63 and R8.57 per US$1.00.

As of October 22, 2012, the exchange rate per US$1.00 was R8.64.(1)

The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. For periods prior to December 31, 2008, the following tables express the exchange rates in terms of the noon buying rate in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York. As of December 31, 2008, the Federal Reserve Bank ceased publication of the noon buying rate and, as such, the exchange rates for fiscal 2009, 2010, 2011 and 2012 are sourced from Reuters, being the closing rate at period end.

Fiscal Year Ended June 30,	Average(1)		Period End(1)
2008	7.26	(2)	7.80
2009	9.00	(3)	7.72
2010	7.58	(3)	7.63
2011	6.99	(3)	6.78
2012	7.77	(3)	8.21

Month of	High		Low
May 2012	8.54		7.70
June 2012	8.58		8.19
July 2012	8.51		8.07
August 2012	8.48		8.06
September 2012	8.41		8.13
October 2012 (through October 22, 2012)	8.89		8.34

(1)	Based on the interbank rate as reported by Reuters.
(2)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.
(3)	The daily average of the closing rate during the relevant period as reported by Reuters.

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

The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for the past ten years:

Annual gold price: 2002 –2012

	Price per ounce (US$)
Calendar year	High	Low	Average
2002	332	278	309
2003	412	322	361
2004	427	343	389
2005	476	411	434
2006	725	525	604
2007	841	608	695
2008	1,011	713	872
2009	1,212	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012 (year to October 22, 2012)	1,792	1,540	1,660

On October 22, 2012, the afternoon fixing price of gold on the London bullion market was US$1,727/oz.

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

Harmony’s average cash cost per ounce of gold produced from continuing operations was US$1,100 in fiscal 2012, US$1,004 in fiscal 2011 and, US$788 in fiscal 2010.

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

Harmony currently maintains a range of focused exploration programs, concentrating on areas not too distant from its operational mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal 2010 and fiscal 2012, the bulk of exploration expenditure was allocated to activities in Papua New Guinea (“PNG”) and South Africa. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.

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

As a result of Eskom’s planned capital expansion program to deal with power constraints, an average annual tariff increase of 25% for the three-year multi-year price determination period has been approved by the National Energy Regulator South Africa (“NERSA”). The first increase was implemented on 1 April 2010. In April 2012, a slightly lower increase of 16% occurred. These increases will have a negative impact on our results of operations going forward.

PNG has limited power generation and distribution capacity. This capacity is increasing but, currently, Harmony mines and projects still rely heavily on own power generation using diesel. The cost of this power will fluctuate with changes in the oil price.

Also, see Item 5. “Operating and Financial Review and Prospects — Electricity in South Africa.”

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

As at 30 June 2012, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to these assets were recorded and if any one or a combination of these uncertainties should occur, management may be required to recognize further impairment charges, which could affect Harmony’s financial results and condition.

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

The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or fall-of-ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	pillar mining;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.

Hazards associated with opencast mining (also known as open-pit mining) include:

•	flooding of the open-pit;

•	collapse of open-pit walls;

•	accidents associated with operating large open-pit and rock transportation equipment; and

•	accidents associated with preparing and igniting of large-scale open-pit blasting operations.

Hazards associated with waste-rock mining include:

•	accidents associated with operating a waste dump and rock transportation; and

•	production disruptions caused by weather.

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

See Item 4. “Information on the Company — Regulation — Health and Safety Matters”.

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

See Item 4. “Information on the Company — Regulation — Health and Safety Matters”.

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

Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before decreasing within the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2012, inflation was 5.5%, increasing from 4.6% in fiscal 2011. However, working costs, especially wages, have increased in recent years, resulting in significant cost pressures for the mining industry. In addition, electricity prices rose by 25% in fiscal 2010 and fiscal 2011 and 16% in fiscal 2012. A further increase of 16% is expected in fiscal 2013. This will have a negative effect on the profitability of our operations.

The inflation rate in PNG has remained relatively flat in recent years at around 7% but ended fiscal 2011 at 9.6%. The inflation rate declined during 2012 and the annualized inflation stood at 6.9% at the end of fiscal 2012.

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

Harmony competes with mining and other companies globally to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating its business. The need to recruit, develop and retain skilled employees is particularly critical with historically disadvantaged South Africans (“HDSAs”), women in mining in South Africa, and recruiting and training local landowners in PNG. The global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans has been exacerbated by increased mining activity across the globe. Despite various initiatives, there can be no assurance that we will attract and retain skilled and experienced employees. Should Harmony lose any of its key personnel, its business may be harmed and its operational results and financial condition could be affected. See Item 6. “Directors, Senior Management and Employees — Employees”.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and non-procedural industrial action.

Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. Significant labor disruptions have affected our operations and financial condition before and we are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be.

South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See Item 6. “Directors, Senior Management and Employees — Employees”.

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

The HIV/AIDS epidemic in South Africa and PNG poses risks to us in terms of potentially reduced productivity, and increased medical and other costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce over the next several years, this may have an adverse impact on our operations, projects and financial condition. See Item 4. “Information on the Company — Regulation — Health & Safety Matters”.

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

The Occupational Diseases in Mines and Works Act 78 of 1973 (“ODIMWA”) governs the payment of compensation and medical costs for certain illnesses contracted by people employed in mines or at sites where activities ancillary to mining are conducted. The principles of compensation under ODIMWA are currently being tested in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case as well as the recent class action filed against the biggest three gold mining companies in South Africa, including Harmony. Please see Item 8. “Financial Information — Legal Proceedings” for further information. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation. Should Harmony be unsuccessful in defending any claims that may be lodged, it would have an adverse impact on the Company’s financial condition.

Laws governing mineral rights affect our business.

Our operations in South Africa and PNG are subject to legislation regulating mineral rights and mining those rights. In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act 2002 (“MPRDA”) and in PNG by the Mining Act of 1992 (PNG). See Item 4. “Information on the Company — Regulation — South Africa” for a description of the principal objectives set out in the MPRDA.

Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and then renewable for periods not exceeding 30 years each), provided that mining companies applied for new-order mining rights over existing operations within five years of May 1, 2004 or before the existing right expires, whichever was the earlier date and fulfil requirements specified in the MPRDA and the Broad-Based Socio-Economic Empowerment Charter for the South African mining industry (“Mining Charter”). The licenses for all of our South African operations have been granted. We will be eligible to apply for new licenses over existing operations, provided we comply with the MPRDA. Failure to comply with the conditions of the mining licenses could have a material adverse effect on our operations and financial condition.

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

In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The revised scorecard makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights. Harmony obtained all of its licenses four years ago and has no reason to believe that our mining licenses will be cancelled or suspended. Harmony will incur costs in meeting its obligations under the Revised Mining Charter and Scorecard.

The MPRDA also makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008) (the “MPRRA”). The MPRRA provides for the payment of a royalty according to a formula based on gross sales and EBIT, as defined under the MPRRA, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For fiscal 2012, the average royalty rate for our South African operations was 0.92% of gross sales.

Mineral rights in PNG belong to the government of PNG which has a statutory right to obtain a participating interest of up to 30% in mining development projects. The government then issues and administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production. The types of tenements issued include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement.

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

Please also see Item 4. “Information on the Company — Regulation” for further information.

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

See Item 4. “Information on the Company — Regulation — Environmental Matters” for further discussion on the applicable legislation and our policies on environmental matters.

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

The countries in which Harmony operates – South Africa and PNG – are non-Annex I countries and do not have mission reduction targets under the Kyoto Protocol in the first commitment period, ending 2012. Following recent environmental summits, including the one hosted in South Africa in 2011, South Africa has committed voluntarily to 30% clean energy by 2025, aiming for the country’s GHG emissions to peak by 2020–2025, plateau for a decade and then decline by 40% by 2050. These targets were set out in the National Climate Change Response Policy, endorsed by the South African cabinet in October 2011.

In line with this aim, the country’s key carbon-emitting sectors, including energy and transport, have until October 2013 to finalize ‘carbon budgets’ and appropriate strategies to support these targets. Adopting a carbon budget model reflects government’s acceptance of the relative energy and carbon intensity of the economy and the need to create the setting required for industries to make the transition to a more carbon-constrained environment.

The Minister of Water and Environmental Affairs noted that government would actively consult with industry on developing carbon budgets to identify an “optimal combination” of mitigation actions to strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations.

In February 2012, the South African finance minister announced that a carbon tax would be implemented in the financial year spanning 2013–2014. The proposal is to implement the tax at a fairly low level, and define a rising price path over time – at this stage, a carbon tax of US$16/t (South African R120/t of CO2e) is expected in 2013, increasing annually to 10% by 2019.

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

While Harmony is not conceptually opposed to using financial instruments as incentives in reducing emissions, we are concerned about the potential impact on the industry’s competitiveness. We are working with both the industry task team on climate change and the Chamber of Mines to understand the implications for our business and optimal mechanisms to further promote emission reduction.

Harmony’s exposure to Australian legislation is limited as the operations we owned there have been sold or are under care and maintenance. PNG’s national office of climate change and environmental sustainability is studying the potential for future economic growth to be driven by renewable energy. Along with other Pacific Island countries, PNG has adopted a framework for action on climate change 2006 to 2015 and a disaster risk reduction and disaster management framework for action. The implications of these structures on Harmony’s operations in PNG have not yet been established and studies are on-going.

The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to 15% of Harmony’s operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.

See Item 4. “Information on the Company — Environmental Matters” for disclosure regarding our GHG emissions.

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

See Item 4. “Information on the Company — Regulation — Environmental Matters” for disclosure regarding our water usage and management.

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

Harmony has initiated analytical assessments to identify, quantify and mitigate impacts, should they arise. Numerous scientific, technical and legal studies are under way to assist in determining the magnitude of possible contamination of groundwater and to find sustainable remediation solutions. Geohydrological studies were undertaken in the Free State, Evander, Kalgold operations and the modelling confirms that there is no risk of acid mine drainage (“AMD”) decant from any of these sites. Harmony has instituted processes to reduce possible future potential seepage and it has been demonstrated that monitored natural attenuation by the existing environment will contribute to improvement in some instance. The ultimate outcome of the matter cannot presently be determined and no provision for any potential liability has been made in the financial statements. Should these costs be significant, this could have a material impact on Harmony’s operational results and financial condition.

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

In terms of Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15. “Disclosure Controls and Procedures” for management assessment as of June 30, 2012. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.

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

We have several employee share option schemes in operation. The employee share option schemes came into effect in 2001, 2003 and 2006, while awards under an employee share ownership plan (“ESOP”) governed by a trust called the Tlhakanelo Employee Share Trust (“Tlhakanelo”) for employees other than management were made in August 2012. Shares were issued to the trust on August 31, 2012. Our shareholders have authorized up to 10% of the issued share capital as at June 30, 2011 to be used for these plans. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through share schemes.

We may not pay dividends or make similar payments to our shareholders in the future.

Harmony’s dividend policy is to pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available, our capital expenditures and other cash requirements existing at the time. Under South African law, we are only entitled to pay a dividend or similar payment to shareholders if we meet the solvency and liquidity tests set out in the Companies Act 71 of 2008 (as amended) including its Regulations (the “Companies Act”) and our current Memorandum of Incorporation. Cash dividends or other similar payments may not be paid in the future.

In February 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. On April 1, 2012, a dividends tax (“Dividends Tax”) was introduced at a rate of 15% on dividends declared to beneficial shareholders borne by the shareholder receiving the dividend. Although the substitution of secondary tax on companies with Dividends Tax may reduce the tax payable on our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by shareholders.

Item 4.	INFORMATION ON THE COMPANY

BUSINESS

History and Development of the Company

We conduct underground and surface gold mining and related activities, including exploration, processing and smelting. We are currently the third largest producer of gold in South Africa, producing approximately one-fifth of the country’s annual gold output, and we ranked among the largest gold producers in the world, with operations and projects in South Africa and PNG. Our gold sales were 1.275 million ounces of gold in fiscal 2012. As at June 30, 2012, our mining operations reported total proven and probable reserves of 52.9 million ounces (including gold equivalent ounces), primarily from South African sources. In fiscal 2012, we processed 20.7 million tons of ore.

In fiscal 2012, 93% of our total gold production took place in South Africa. In fiscal 2012, approximately 84% of our gold came from our South African underground mines, and approximately 9% came from our South African surface operations (which include the Kalgold opencast operation and the Phoenix operation). For more detailed information about our activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, see Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum of Incorporation”.

The majority of our exploration and evaluation done during fiscal 2012 has been focused on PNG. Our PNG exploration and evaluation opportunities are handled through the international office in Brisbane, Australia. Exploration in South Africa focused on Joel North, Freddies 9 and Masimong.

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950 (under registration number 1950/038232/06). We have expanded from a single lease-bound mining operation into an independent, world-class gold producer. From 1997 to 2004, we acquired additional mineral rights in the Free State, Mpumalanga, Gauteng and North West provinces in South Africa through various mergers and acquisitions. In our most recent transaction in fiscal 2010, we acquired the President Steyn 1 and 2 shafts, Loraine 3 shaft, Freddies 7 and 9 shafts as well as the President Steyn gold plant, collectively known as the Pamodzi Free State assets, from Pamodzi Gold Free State (Proprietary) Limited (In Liquidation) (“Pamodzi FS”). See Item 4. “Principal Investments”. These shafts have been included in the Bambanani and Target operations. In building our international portfolio, we acquired Hill 50 and New Hampton in Western Australia in 2001 and 2002, respectively, and started our exploration portfolio in PNG with projects in the Morobe province originally through our acquisition of Abelle in 2003. In the past three years, we disposed of several operations in South Africa and Australia. See Item 4. “Disposals”.

Our principal executive offices are located at Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa and the telephone number at this location is +27-11-411-2000.

Business overview

South African Operations

In South Africa, we operate a total of ten underground operations, several surface operations including an opencast mine, and nine processing plants which are located in all of the currently known goldfields in the Witwatersrand basin of South Africa as well as the Kraaipan Greenstone Belt. These operations produced approximately 1,186 million ounces in fiscal 2012, and South Africa represented approximately 58% (or 30.9 million ounces) of our total proven and probable reserves. The deep level gold mines are located in four provinces in this basin, being the Free State province, Mpumalanga, the West Rand Goldfields in Gauteng province and the North West province. Surface operations are located in all these provinces.

Ore from the shafts and surface material are treated at nine metallurgical plants in South Africa, located near the operations (five in the Free State province, two in the North West province, one in Mpumalanga and one in Gauteng). We are currently demolishing three plants in the Free State — the Virginia plant’s demolishment is almost completed, while the process for Steyn plant will continue until fiscal 2013; the demolishment of St Helena Plant has started and will continue until the beginning of fiscal 2014. In addition, Winkelhaak plant at the Evander operations was placed on care and maintenance during fiscal 2010, and the demolishment of the plant is in progress and will be completed in the first half of 2013.

Each operation, consisting anywhere from a single shaft to a group of shafts, is managed by a team headed up by a general manager. See “— Harmony’s Management Structure” below.

Operations are classified as “Underground” or “Surface” with the reportable segments in South Africa being as follows:

•

Bambanani (includes Steyn 1 and 2 shafts), Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target (includes Target 3), Tshepong and the Virginia operations (the Evander operations have been disclosed under discontinued operations); and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under and “Other — Surface”.

International Operations

Our interests internationally are currently located in PNG and represent 42% (or 22.0 million gold equivalent ounces) of our total proven and probable reserves.

PNG operations

In PNG, through our wholly-owned PNG-based subsidiaries, we own various development and exploration prospects, and one operating mine. This includes a 50% interest in what is collectively known as the Morobe Mining Joint Venture (“MMJV”), held through Morobe Consolidated Goldfields Limited (“Morobe Consolidated Goldfields”), Wafi Mining Limited (“Wafi”) and Morobe Exploration Limited (“MEL”).

In August 2008, Newcrest Mining Limited (“Newcrest”) acquired a 30.01% interest in our assets and tenements in the Morobe Province through the MMJV. By the end of fiscal 2009, Newcrest had earned an additional 19.99% in terms of the farm-in agreement, resulting in Newcrest and us each owning a 50% interest in the MMJV. Through the MMJV, we operate the Hidden Valley mine. The pre-feasibility study at Wafi-Golpu which commenced during fiscal 2011 has been completed and the results released in August 2012. The feasibility study will commence following stakeholder (PNG Government and communities)

engagement. We also have exploration projects that are wholly-owned, held through Harmony Gold (PNG) Exploration Limited (“HGEL”). We are continuing with exploration at three key project sites, being Mount Hagen, Amanab and Tari.

Strategy

Our strategy is to deliver long-term value by creating a global mining and exploration company - growing gold production, reserves and profits. This strategy has as its overall goal the production of 1.7 million safe and profitable ounces of gold by 2016 (excluding any future acquisitions or disposals).

We have invested significant capital in developing and commissioning gold mining assets in South Africa. Harmony has undertaken a number of strategic initiatives in recent years with the aim of achieving robust and sustainable financial results, with better controlled cash costs and improved grade.

Three key objectives underpin our strategy, namely:

•	growth by delivering on projects and exploiting global opportunities;

•	exploration that results in growth in reserves; and

•	optimizing operational delivery by improving cash costs and quality of ounces.

Our emphasis is on safe, profitable ounces and important steps have been taken to ensure that these goals are and will be met. To ensure this we have:

•	closed high-cost mines to give us a better mix of assets;

•	commissioned gold mines in South Africa and in PNG;

•	tailored each mine’s business plan to its individual requirements;

•	aimed to address ongoing industry challenges. Please see Item 3. “Key Information — Risk Factors” for further information;

•	aimed to improve production and productivity; and

•	increased our exploration exposure.

Principal Investments

We have concluded several strategic transactions within and outside South Africa in the last three fiscal years, which are summarized below.

During fiscal 2012, we acquired a Tari tenement in PNG. This project comprises 31% of the tenement area that Harmony currently holds on its own in PNG, outside of the MMJV.

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

Disposals

On May 30, 2012, Harmony entered into an agreement with Pan African Resources plc (“Pan African Resources”) to dispose of its 100% interest in Evander Gold Mines Limited for a total consideration of R1.5 billion (US$182.7 million). The conditions precedent are expected to be fulfilled before December 31, 2012.

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

We conduct exploration activities on our own or with joint venture partners. As at June 30, 2012, our prospecting interest measured 75,249 hectares (185,938 acres) in South Africa and 898,400 hectares (2,219,546 acres) in PNG. We spent US$64 million on exploration in PNG and South Africa in fiscal 2012. In fiscal 2013, we intend to continue with exploration in PNG and South Africa.

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

The gold plant circuit consists of the following:

•	Comminution

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

•	Treatment

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

All the production from our South African operations is sent to the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. The PNG gold production was refined in Australia at an independent refiner, The Perth Mint Australia.

Harmony’s Management Structure

We have a de-centralized management structure that is based on small, empowered management teams led by General Managers at each of our operations. In South Africa, the General Managers report to the Operating Officers, and are responsible for business optimization, mineral reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations. The General Managers are supported by a Mineral Reserve Manager, a Financial Manager, a Human Resources Manager and an Engineer Manager in ensuring the growth and long-term sustainability of the operations.

What is known as the Morobe Mining Joint Venture consists of three unincorporated joint ventures (Hidden Valley Mine Joint Venture (“HVMJV”), Wafi-Golpu Mine Joint Venture (“WGMJV”) and Morobe Exploration Joint Venture (“MEJV”) which are owned 50/50 by respective Harmony and Newcrest 100% owned subsidiaries (“owners”)).

The Joint Ventures are managed by a Joint Venture Committee (“JVC”) appointed by the respective owners. The JVC is responsible for the supervision of each of the three Joint Ventures, and implementation of the owners’ policy and strategy. The members act as owner representatives within the unincorporated joint ventures.

Three legal operator entities (“operator co.”), Hidden Valley Services Limited, Wafi-Golpu Services Limited and Morobe Exploration Services Limited have been established and appointed as operator of / agent for the respective unincorporated joint ventures (HVMJV, WGMJV and MEJV). Shareholding is held equally by the owners who appoint a board of directors (“board”) for each operator co.

The respective operator co. boards appoint Operational Steering Committees and General Managers who are responsible for implementation of the operating plan as approved by the JVC as well as making recommendation to the JVC for growth and sustainability. The General Managers report to the Operational Steering Committees. The General Managers are supported by functional managers.

Capital Expenditures

Capital expenditures for all operations incurred for fiscal 2012 amounted to US$414 million compared with US$444 million in fiscal 2011 and US$442 million in fiscal 2010. During fiscal 2012, capital expenditure in PNG accounted for 19% of the total, with Kusasalethu, Target and Phakisa accounting for 13%, 11% and 9% respectively. For fiscal 2011, capital expenditure at Kusasalethu and Phakisa each accounted for 12% of the total, with expenditure at PNG and Target accounting for 11% and 14% respectively. For fiscal 2010, the capital development at PNG accounted for 16% of the total, with development at Phakisa and Kusasalethu accounting for 14% and 13%, respectively. Capital development also took place at the Doornkop South Reef Project and Tshepong Sub 71 Declines, as well as at the newly acquired President Steyn and Loraine shafts.

The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Construction at these projects has been completed in certain areas, and production, if not yet at full capacity, has started from these areas at all our current growth projects. Capital will still be expended at these projects in the next two to three years to complete construction. During fiscal 2012, the capital expenditure was funded from the Company’s cash reserves, as well as by the loan facilities (see Item 5. “Operating and financial review and prospects – Liquidity and capital resources”).

We have budgeted approximately US$545 million for capital expenditures in fiscal 2013. Details regarding the capital expenditures for each operation are found in the individual mine sections under Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed.

Reserves

As at June 30, 2012, we have declared attributable gold equivalent proven and probable reserves of 52.9 million ounces, broken down as follows: 30.9 million ounces gold in South Africa and 22.0 million gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities then divides the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (Copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year positive variance in mineral reserves is due to the following reasons:

•	normal depletion of 1.5 million ounces;

•	Evander assets classified held for sale resulted in a decrease of 8.0 million ounces;

•	geology and scope changes in South Africa resulted in an increase of 1.3 million ounces; and

•	an increase of gold and gold equivalent reserves in PNG of 19.5 million ounces following the completion of an updated pre-feasibility study at Golpu.

We use the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”), which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term “mineral reserves” herein, which has the same meaning as “ore reserves”, as defined in the SAMREC code. Our reporting of the PNG Mineral Reserves complies with the Australian Code for the Reporting of Mineral Resources and Mineral Reserves (“JORC”) of the Australian Institute of Mining and Metallurgy. This code is materially the same as the SAMREC Code. In reporting of reserves, we have complied with Industry Guide 7 of the US Securities and Exchange Commission.

For the reporting of Mineral Reserves at our South African and PNG operations, the following parameters were applied:

•	a gold price of US$1,400 per ounce;

•	an exchange rate of R7.55 per US dollar,

the above parameters resulting in a gold price of R340,000/kg;

•	an uranium price of US$50.00/lb for South Africa;

•

prices of US$1,250/oz Au, US$21/oz Ag, US$15/lb Mo and A$3.10/lb Cu at an exchange rate of A$0.90 per US dollar were used for the Hidden Valley mine and Wafi-Golpu project in the Morobe Mining Joint Venture;

•	gold and gold equivalent ounces are calculated assuming a US$1,400/oz for gold, US$3.50/lb for copper and US$25.00/oz for silver with 100% recovery for all metals; and

•

‘gold equivalent’ is computed as the value of the company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated .

In order to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R340,000 per kilogram;

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).

Rand per tonne cash costs of the mines are historically based, but take into account distinct changes in the cost environment, such as the future production profile, restructuring, right-sizing, and cost reduction initiatives.

The block cave reserve at Golpu (PNG) used the computer program to define the optimal mine plan and sequencing.

The open pit reserve at Hidden Valley (PNG) is defined by a pit design based on the Whittle open pit optimization program guiding the most efficient mine design given this constraint.

See the table below in this section for the cut-off grades and cost per tonne for each operation.

The mineral reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The oreflow-related modifying factors used to convert the mineral resources to mineral reserves through the life-of-mine planning process are stated for each individual operation. For these factors, historical information is used, except if there is a valid reason to do otherwise. Because of depth and rock engineering requirements at our underground mines, some mines design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for geological losses.

Our standard for narrow reef sampling with respect to both proven and probable reserve calculations for underground mining operations in South Africa is generally applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target operations, our standard for sampling with respect to both proven and probable reserves are fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. The Kalgold opencast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailing dams (slimes and sand) for which random sampling is used.

The PNG resources are hosted in large porphyry or related mesothermal geological systems. Data is gained through diamond drilling using PQ down to NQ sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing at our Hidden Valley operations is typically on less than 20 meter centers for Measured category, 20 to 40 meter centers for the Indicated category and greater than 40 meters for Inferred category material. Due to the nature of the Golpu porphyry mineralization, drill spacing is increased to 100 to 200 meters for indicated and greater for inferred. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analyzed at a National Association of Testing Authorities accredited commercial laboratory. Some sample preparation is done at the mine site laboratory. Extensive Quality Assurance/Quality Control work is undertaken and data is stored in an electronic database.

Our mining operations’ reported total proven and probable reserves as of June 30, 2012 are set out below:

	Mineral Reserves statement (Imperial) as at June 30, 2012
OPERATIONS GOLD	PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)
South Africa Underground
Bambanani	2.6	0.372	952	—	—	—	2.6	0.372	952
Joel	1.7	0.154	258	4.7	0.151	715	6.4	0.151	973
Masimong	6.2	0.147	911	1.4	0.149	205	7.6	0.148	1,116
Phakisa	4.1	0.182	739	17.4	0.238	4,149	21.5	0.228	4,888
Target	8.3	0.134	1,113	9.3	0.182	1,692	17.6	0.160	2,805
Tshepong	19.9	0.162	3,229	4.4	0.144	633	24.3	0.159	3,862
Unisel	1.9	0.140	267	1.2	0.127	150	3.1	0.135	417
Doornkop	4.6	0.098	454	5.7	0.120	683	10.3	0.110	1,137
Kusasalethu	13.0	0.208	2,704	25.7	0.172	4,408	38.7	0.184	7,112
Total South Africa Underground	62.3	0.171	10,627	69.8	0.181	12,635	132.1	0.176	23,262
South Africa Surface
Kalgold	3.3	0.018	61	17.3	0.030	510	20.6	0.028	571
Free State Surface	400.8	0.008	3,212	560.1	0.007	3,879	960.9	0.007	7,091
Total South Africa Surface	404.1	0.008	3,273	577.4	0.008	4,389	981.5	0.008	7,662

Total South Africa	466.4		13,900	647.2		17,024	1,113.6		30,924

Papua New Guinea(2)
Hidden Valley	0.8	0.035	28	40.1	0.043	1,736	40.9	0.043	1,764
Hamata	0.0	0.086	2	2.5	0.063	161	2.5	0.065	163
Golpu	—	—	—	248.0	0.025	6,221	248.0	0.025	6,221
Total Papua New Guinea	0.8	0.036	30	290.6	0.028	8,118	291.4	0.028	8,148

GRAND TOTAL	467.2		13,930	937.8		25,142	1,405.0		39,072

In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,400/oz for gold, US$3.50/lb copper and US$25.00/oz for silver with 100% recovery for all metals.

Gold Equivalents

SILVER	PROVEN RESERVES		PROBABLE RESERVES		TOTAL RESERVES
	Tons (millions)	Gold Equivalents (oz) (1) (000)	Tons (millions)	Gold Equivalents (oz) (1) (000)	Tons (millions)	Gold Equivalents (oz) (1) (000)

Hidden Valley	0.8	7	40.1	584	40.9	591

COPPER	PROVEN RESERVES		PROBABLE RESERVES		TOTAL RESERVES
	Tons (millions)	Gold Equivalents (oz) (1) (000)	Tons (millions)	Gold Equivalents (oz) (1) (000)	Tons (millions)	Gold Equivalents (oz) (1) (000)
Golpu	—	—	248.0	13,274	248.0	13,274

Total Gold Equivalents	0.8	7	288.1	13,858	288.9	13,865

Total Harmony including gold equivalents	467.2	13,937	937.8	39,000	1,405.0	52,937

In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$21.00/oz for silver, US$3.10/lb for copper and US$50.00/lb for uranium.

Papua New Guinea: Other (2)

SILVER	PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (oz/ton)	Silver oz (1) (000)	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)

Hidden Valley	0.8	0.569	458	40.1	0.814	32,654	40.9	0.809	33,112

COPPER	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)

Golpu	—	—	—	248.0	1.098	6,003	248.0	1.098	6,003

South Africa:

URANIUM	PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (lb/ton)	U3O8 lb (1) (millions)	Tons (millions)	Grade (lb/ton)	U3O8 lb (1) (millions)	Tons (millions)	Grade (lb/ton)	U3O8 lb (1) (millions)
Masimong	5.7	0.351	2	2.6	0.288	1	8.3	0.331	3
Phakisa	4.1	0.273	1	17.5	0.253	4	21.6	0.256	5
Tshepong	9.0	0.206	2	15.1	0.217	3	24.1	0.213	5
Grand Total	18.8	0.265	5	35.2	0.240	8	54.0	0.249	13

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

OPERATIONS GOLD	UNDERGROUND OPERATIONS		SURFACE AND MASSIVE MINING
	Cut-off grade (cmg/t)	Cut-off cost (R/Tonne)	Cut-off grade (g/t)	Cut-off cost (R/Tonne)
South Africa Underground
Bambanani	1,687	1,925	—	—
Joel	806	1,140	—	—
Masimong	890	1,087	—	—
Phakisa	640	1,367	—	—
Target	621	1,209	4.25	1,178
Tshepong	650	1,138	—	—
Unisel	723	1,258	—	—
Doornkop	716	850	—	—
Kusasalethu	771	1,229	—	—
South Africa Surface
Kalgold	—	—	0.48	190
Free State Surface	—	—	0.136	34

	Cut-off % Cu	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.600	20.4
Hamata	—	—	0.600	20.4
Golpu	0.2	22.0	—	—

SILVER	Cut-off % Cu	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.600	20.4

COPPER
Papua New Guinea
Golpu	0.2	22.0	—	—

Notes on Cut-off:

(1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

(2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).

Notes on Cut-off cost:

Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.

Notes on Copper:

Cut-off is stated in % Cu

Notes on Golpu:

Cut-off is based on 0.2% copper : molybdenum and gold mined as by-product.

Worldwide Operations

Description of Property

The following is a map of our worldwide operations:

## Harmony's South African and Papua New Guinean operations: 30 June 2012

N
North America
Europe
Asia
Africa
South America
Australia
Limpopo
Polokwane
Botswana
Gauteng
Mpumalanga
North West
Johannesburg
HELD-FOR-SALE
Evander
Kalgold
Doornkop,
Kusasalethu
Namibia
Free State
KwaZulu-Natal
Bambanani, Joel, Masimong, Phakisa, Target, Tshepong, Unisel
Phoenix
Other surface sources
Northern Cape
Durban
Eastern Cape
South Africa
Western Cape
Cape Town
Port Elizabeth
Wewak
Madang
Rabaul
Ok Tedi
Porgera
INDONESIA
Mount Hagen
Goroka
Lae
Arawa
Morobe Province
Hidden Valley
Daru
Port Moresby
Papua New Guinea
Wafi-Golpu project

Our operational mining areas in South Africa are set forth below:

	Hectares	Acres
Doornkop (includes Doornkop extension)	4,352	10,754
Kusasalethu	5,113	12,634
Free State (includes Masimong and Virginia operations)	22,583	55,802
Tshepong and Phakisa	10,799	26,684
Bambanani	2,356	5,822
Joel	2,356	5,822
St Helena	5,856	14,470
Kalgold	615	1,520
Evander	36,898	91,174
Target (includes Loraine)	7,952	19,649
Loraine 3, 7 & 9	3,085	7,623
Steyn 1 & 2	1,888	4,665
Total	103,853	256,619

In PNG, we hold tenements as set forth below:

	Hectares	Acres
PNG (50% - JV Interest)	472,600	1,167,820
PNG 100%	425,800	1,051,726
Total International Operations	898,400	2,219,546
TOTAL	1,002,253	2,476,165

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

Our Hidden Valley project comprises low sulphidation carbonate-base metal-gold epithermal deposits within the Morobe Goldfield, in the Morobe Province of PNG. In the Hidden Valley project area, a batholith of Morobe Granodiorite (locally a coarse grained monzogranite) is flanked by fine metasediments of the Owen Stanley Metamorphics. Both are cut by dykes of Pliocene porphyry ranging from hornblende-biotite to feldspar-quartz porphyries. A number of commonly argillic altered and gold anomalous breccias are known, including both hydrothermal and over printing structural breccias. The Hidden Valley deposit is hosted in the Moribe Granodiorite, dominated by a series of post-Miocene faults, both north and north-west trending, control the gold mineralization.

Our Wafi project comprises the sedimentary/volcaniclastic rocks of the Owen Stanley Formation that surround the Wafi Diatreme and host the gold mineralization. Gold mineralization occurs associated with an extensive zone of high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration. The Golpu Copper-Gold project is located about one kilometer northeast of the Wafi gold orebody. It is a porphyry (diorite) copper-gold deposit. The host lithology is a diorite that exhibits a typical zoned porphyry copper alteration halo together with mineralization in the surrounding metasediment. The mineralized body can be described as a porphyry copper-gold “pipe”. The Wafi gold mineralization and alteration partially overprints the upper levels of the Golpu porphyry copper-gold mineralization.

Harmony’s Mining Operations

Overview

In South Africa, we conduct underground mining at ten operations:

•	Bambanani (includes Steyn 2 Shaft from February 2010);

•	Doornkop;

•	Joel;

•	Kusasalethu;

•	Masimong;

•	Phakisa;

•	Target (consists of Target 1, and as of February 2010 Loraine 3 (now Target 3) and Freddies 7 (rehabilitated) and 9 shafts);

•	Tshepong;

•	Virginia (at June 30, 2012, Unisel was the only operating shaft. Previously also included Harmony 2, Merriespruit 1 & 3 and Brand 3 & 5); and

•	Evander (Evander 8 is in operation, with Evander 2 & 5 and 7 having been closed during fiscal 2010) has been presented as discontinued operations.

We conduct surface mining at four sites (all included in “Other — Surface”):

•	Free State (also known as Phoenix);

•	Freegold;

•	Kalgold; and

•	Target.

Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). We are conducting studies to determine the feasibility of further retreatment projects in the Free State, including uranium extraction from material.

Internationally, we conduct mining activities in PNG at the Hidden Valley mine, which is a joint venture, known as the Morobe Mining Joint Venture, between Harmony and Newcrest in which we each have a 50% interest.

Underground and surface mining was conducted at the operation, with underground access through two declines and surface access principally through open-pits.

The following discussion is a two-part presentation of our operations:

•	an overview of our South African mining operations with a discussion and production analysis of each of our operating segments; and

•

an overview of our international (PNG) operations with a discussion and production analysis for Hidden Valley. We have also included a discussion on the exploration projects in the MMJV as well as for the wholly-owned projects.

Where we have translated the Rand amount budgeted for capital expenditures in fiscal 2013 into US dollars using the closing rate at the balance sheet date.

South African Mining Operations

Unless indicated otherwise, the discussions below are for continuing operations.

Underground

Bambanani

Introduction: We acquired Bambanani in January 2002 when we acquired the Freegold operations from AngloGold Ashanti Limited (“Anglogold”) through a 50% joint venture with African Rainbow Minerals Gold Limited (“ARMGold”). In September 2003, we acquired 100% of these operations when ARMGold became a wholly-owned subsidiary. During February 2010, we acquired President Steyn 1 & 2 Shafts in the transaction with Pamodzi FS. These shafts have been incorporated into Bambanani. These operations are located in the Free State province. Production from the operations is processed through Harmony 1 Plant.

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

Geology: The operations are located in the Free State Goldfield, which is on the south-western edge of the Witwatersrand basin. The Free State Goldfield is divided into two sections, cut by the north-south striking De Bron Fault. This major structure has a vertical displacement of about 1,500 meters in the region of Bambanani, as well as a lateral shift of 4 kilometers. Bambanani is to the west of the De Bron Fault. The reefs generally dip towards the east. Mining is conducted in the Basal Reef.

Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks.

Bambanani, near Welkom, has three surface shafts (Bambanani, Steyn 2 and West). Mining is conducted at depths ranging from 1,911 and 3,680 meters. Activities at the mine include mining the Basal Reef and remnant pillar extraction. The primary mining challenges at these operations are seismic risks, ventilation and fire avoidance. Bambanani is classified as a seismically active operation with seismic activity monitoring systems installed to do active seismic risk evaluation.

In the first quarter of fiscal 2012, and in line with Harmony’s stated strategy to restructure for safe, profitable and quality ounces, we decided to halt mining in the sub-shaft after Bambanani had struggled to meet production targets and curb costs for a number of quarters. As such, mining activities moved from deeper operating areas to accelerated development of the shaft pillar. The restructuring process at Bambanani was well managed, with only 284 employees retrenched (118 of those elected voluntary retrenchment) out of a possible 2,268). This process was concluded by year-end. Almost 2,000 employees were redeployed or retrained and transferred to other Harmony operations, mainly Doornkop and Phakisa, in line with production build-up at those operations. The decision to halt mining in the sub-shaft was vindicated by a 70% improvement in recovered grade in the second quarter of fiscal 2012. Production was severely curtailed in the third quarter, after the DMR imposed a section 54 stoppage (following a fatality) that covered West shaft, Bambanani, Steyn 2 and Unisel as one general manager is responsible for all these operations. The stoppage equated to 45 lost shaft days.

Bambanani is on track to mine the shaft pillar for around eight years from 2013, improving both the productivity and profitability of this mine. Steyn 2 shaft has commenced with the removal of its shaft pillar and is planning to complete this within the next 18 months. The ore from both of these shaft pillar extractions is going to be hoisted at West shaft, which is being re- commissioned for this purpose. The focus on standards and procedures is ongoing as preparations to mine the shaft pillar near completion. The shaft pillar is being established through up-dips to start breast-panel mining in the new financial year. Backfill will be in place in the pillar to mitigate seismic events, with support in the face area enhanced by in-stope steel netting. A detailed seismic risk assessment was completed for the shaft pillar by the Institute of Mine Seismology of Stellenbosch, and some re-design work is under way to further mitigate identified risks. Bambanani and Steyn 2 will become a single operation shortly, when the barrel of Steyn 2 is closed and all services routed through Bambanani/West shaft. Reef development has been halted, in line with the mine plan, and capital metres are slowing with completion scheduled for October 2012 (Bambanani only).

During fiscal 2012, Bambanani accounted for 3% (7% in 2011 and 9% in 2010) of our total gold production.

Safety: Regrettably one fatality occurred at Bambanani during fiscal 2012 (2011: three) and the lost time injury frequency rate (“LTIFR”) was reported as 8.51 per million hours worked (2011: 10.74). This is an unsatisfactory performance and more work is being done to improve safety behavior. Bambanani recorded 1.5 million fall-of-ground fatality-free shifts towards the end of the year, and received seventh place for year-on-year improvement in LTIFR in the MineSafe competition.

Plants: The ore from Bambanani, along with ore from Tshepong, Masimong and Phakisa, is sent to Harmony 1 Plant for processing. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by fully-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion.

The following table sets forth processing capacity and average tons milled during the fiscal 2012 for the Harmony 1 Plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)	(tons/month)
Harmony 1	390,000	371,953

In fiscal 2012, Harmony 1 Plant recovered approximately 95.62% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Bambanani	2012	2011	2010
Production
Tons (‘000)	217	470	582
Recovered grade (ounces/ton)(1)	0.198	0.203	0.227
Gold produced (ounces)(1)	44,174	98,092	133,007
Gold sold (ounces)(1)	43,982	99,443	134,165
Results of operations ($)
Product sales (‘000)	70,748	131,753	146,971
Cash cost (‘000)	76,911	118,442	98,289
Cash profit (‘000)	(6,163)	13,311	48,682
Cash costs
Per ounce of gold ($)	1,787	1,247	723
Capex (‘000) ($)	34,255	45,884	27,300

(1)

During fiscal 2012, 1,157 (2011: 2,894, 2010: 1,061) ounces were produced by Steyn 2 prior to it being considered to be in production. The revenue has been credited against capital expenditure as the shaft was not in production yet. The cost of these ounces has not been included in the cash cost per ounce amount. The calculation of grade also excludes these ounces.

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

Tons milled from Bambanani decreased to 217,000 in fiscal 2012 compared with 470,000 in fiscal 2011. Ounces produced were 44,174 in fiscal 2012 compared with 98,092 in fiscal 2011. Production was affected by major restructuring at Bambanani as the lower section of the mine was closed; mining will be focused on the upper pillar.

Cash costs per ounce for Bambanani were US$1,787 in fiscal 2012, compared with US$1,247 in fiscal 2011. The costs per ounce increased by 43% in fiscal 2012 compared with fiscal 2011. This was due to an increase in labor cost, which reflects the annual salary increases of 7.5%, electrical increases and the drop in production.

The rock hoisting capacity at Bambanani is 120,000 tons per month. The average tons milled in fiscal 2012 were 18,083 tons per month, compared with 39,200 tons per month for fiscal 2011.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 2.6 million tons (1.0 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2020. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Bambanani incurred approximately R266 million (US$34.2 million) in capital expenditure in fiscal 2012, primarily to extract the shaft pillar and to equip the Steyn operations (R32.9 million (US$4.2 million). We budgeted R149 million (US$18.1 million) for capital expenditure in fiscal 2013, primarily for the access development for the shaft pillar extraction and the Steyn operations (R128 million (US$15.6 million)).

Doornkop

Introduction: Doornkop is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The operation is owned by Randfontein Estates Limited (“REL”). Doornkop currently operates under its own mining authorization of 2,941 hectares. Production is treated at the Doornkop plant.

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

Doornkop uses both mechanized bord-and-pillar and narrow-reef conventional mining. Due to the shallow to moderate depths of the operations, seismicity and high rock stress related problems are infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mines. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken.

The Doornkop South Reef Project was announced on January 22, 2003. The project involved the deepening of the Doornkop main shaft to 1,973 meters to access the South Reef between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The estimated final capital cost is R1,811 million (US$239.9 million) with R1,701 million (US$225.3 million) spent as at June 30, 2012.

The improvement in year-on-year production at Doornkop reflects mainly the production build-up on the South Reef. The transfer of an additional six production crews from the Bambanani closed shaft during the first quarter of fiscal 2012 supported build-up on the South Reef and preserved the jobs of employees affected by restructuring.

Tons mined from the South Reef areas accounted for 62% of total tons mined in fiscal 2012 — up from 58% the year before — while the contribution from the Kimberley Reef declined from 42% to 38%. Overall results were affected by shaft stoppages related to two fatalities and a planned infrastructure stoppage in the third quarter. The planned stoppage related to commissioning challenges faced by newly-built operations. A project to optimize equipment availability and beneficiation processes in the plant was launched in mid-2011. The project is focused on installing or replacing equipment to minimize downtime in the plant and optimize gold recovery. A second phase of plant upgrading to further enhance plant efficiencies will follow completion of phase one.

In addition, testing and commissioning of the shaft headgear change-over were successfully completed during fiscal 2012. The raise-bore drilling for the 6.1m diameter hole between 106 level and 192 level started during fiscal 2012, with 633m drilled by June 2012. Pilot drilling is planned to be completed during the first quarter of fiscal 2013, and reaming started in September 2012. A drive to further develop safety on railbound equipment continued during fiscal 2012. Going forward focus will be on the installation of the skip arrestors on the rock winder as well as work on the spillage arrangement on 212 level. As part of this project a 340m decline was developed during the third quarter of 2012.

Development meters decreased by 13% or 1,622 meters from the previous year, primarily due to the three months affected by the safety stoppages and the planned stoppage to complete the shaft bottom spillage arrangement. As more mining takes place on the South Reef, the level of confidence on the geology of this reef improves. Few surprises were encountered during the year in terms of geology. The exploration program to further improve confidence will continue. The conversion of the South Reef resource to reserves continued, with an increase of 227,400 ounces of gold (42%) and 962,612 tons (27%).

During fiscal 2012, Doornkop accounted for 8% (6% in 2011 and 5% in 2010) of our total gold production.

Safety: The safety record at Doornkop during fiscal 2012 was as follows: LTIFR improved to 6.38 (2011: 8.04) per million hours worked. There were two fatalities at Doornkop during fiscal 2012 (2011: none). Prior to the fatal accidents, the mine achieved 1.7 million fatality-free shifts and 5 million fall-of-ground/fatality-free shifts during the year. The mine achieved five million fall-of-ground fatality-free shifts during the year. The increased focus on safety has streamlined procedures and improved training, maintenance and behaviour. Doornkop was awarded fourth place in the MineSafe competition for its year-on-year improvement in LTIFR.

Plants: The processing facilities presently comprise one operating plant, the Doornkop metallurgical plant. The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which was used to treat waste rock and other surface accumulations. It is now treating all ore from underground mining at the Doornkop and some of the ore from Gold One’s Cooke operations. The plant is serviced by a surface rail network from the Cooke shafts and by a conveyor belt configuration system from Doornkop shaft.

The following table sets forth processing capacity and average tons milled during fiscal 2012 for the Doornkop plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)	(tons/month)
Doornkop	242,500	155,135

In fiscal 2012, the Doornkop plant recovered approximately 94.38% of the gold contained in the ore delivered for processing. During fiscal 2010 a split-stream configuration that isolates the Doornkop ore from the ore from Rand Uranium (Proprietary) Limited (“Rand Uranium”) which is treated in terms of a toll agreement, was adopted to improve the accuracy of gold accounting to the respective companies.

Production analysis:

	Fiscal Year Ended June 30,
Doornkop	2012	2011	2010
Production
Tons (‘000)	1,023	792	595
Recovered grade (ounces/ton)	0.097	0.102	0.105
Gold produced (ounces)	98,863	80,763	62,694
Gold Sold (ounces)	98,027	81,149	62,275
Results of operations ($)
Product sales (‘000)	165,271	111,759	68,169
Cash cost (‘000)	111,016	85,999	54,042
Cash profit (‘000)	54,255	25,760	14,127
Cash costs
Per ounce of gold ($)	1,142	1,054	822
Capex (‘000) ($)	37,813	41,782	45,097

Tons milled from Doornkop were 792,000 in fiscal 2011, compared with 595,000 in fiscal 2010. This was due to the production build-up in the South Reef and the introduction of new trackless machinery on the Kimberley Reef during the year and the introduction of new trackless machinery on the Kimberley Reef during the year. Recovered grade deteriorated slightly from 0.105 ounces per ton in fiscal 2010 to 0.102 in fiscal 2011. This was due to the decrease of the grade in the South Reef, which was offset by the increase in grade recovered from the Kimberley Reef. Ounces produced increased from 62,694 in fiscal 2010 to 80,763 in fiscal 2011, reflecting the production build-up of the South Reef.

Production from trackless areas in the Kimberley Reef section will continue through the build-up phase of mining from the South Reef project areas.

Revenue received increased from US$68.2 million in fiscal 2010 to US$111.8 million in fiscal 2011 as a result of the increase in ounces produced and the higher gold price received. Cash costs per ounce were 28% higher at US$1,054/oz, mainly due to the increase in production. Also contributing was the annual increase in labor rates of 7.5% and the 25% increase in electricity costs.

Tons milled from Doornkop were 1,023,000 in fiscal 2012, compared with 792,000 in fiscal 2011. This was mainly due to production build-up in the South Reef. South Reef areas accounted for 62% of total tons mined in fiscal 2012; up from 58% in fiscal 2011. The results were affected by safety-related stoppages after two fatalities in January 2012 and a management decision to upgrade infrastructure on the higher-grade South Reef. Recovered grade deteriorated slightly from 0.102 ounces per ton in fiscal 2011 to 0.097 in fiscal 2012. This was due to the decrease of the grade in the South Reef areas and the Kimberley reef areas. Management remains confident of the geology and grade available in the South Reef. Ounces produced increased from 80,763 in fiscal 2011 to 98,863 in fiscal 2012, reflecting the production build-up of the South Reef.

Revenue received increased from US$111.8 million in fiscal 2011 to US$165.2 million in fiscal 2012 as a result of the increase in ounces produced and the higher gold price received. Cash costs per ounce were 8% higher at US$1,142/oz, mainly due to the increase in production. Contributing factors were the annual increase in labor rates of 9.2% and the 16% increase in electricity costs.

The hoisting capacity of the Doornkop shaft is 185,000 tons per month. The average tons milled in fiscal 2012 were 85,000 tons per month.

On a simplistic basis, assuming no additional resources are identified, at expected production levels, it is foreseen that: the reported proven and probable mineral reserve of 10.3 million tons (1.1 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2027.

Capital Expenditure: Harmony incurred R294 million (US$37.8 million) in capital expenditure in fiscal 2012 at Doornkop, primarily for the South Reef project (32%) and ongoing capital development (46%). The planned capital expenditure for fiscal 2013 is R279 million (US$34.0 million) for the Doornkop South Reef project and ongoing capital development.

Joel

Introduction: Joel is located in the Free State province, on the south-western edge of the Witwatersrand basin. The mine comprises of two shafts, North and South shafts. Previously ore mined at Joel was transported to Central Plant, 38 kilometers away, for processing, but since the re-commissioning of the Joel plant in November 2009, the ore is now processed on site.

History: Joel was purchased from a subsidiary of AngloGold at the same time as the rest of the Freegold assets in January 2002.

Geology: The main structures on Joel Mine are associated with the Platberg Extensional event, which formed the De Bron and associated faults. These faults are north South striking, steeply dipping and typically have downthrows to the east in the order of 10 to 100m. These form a graben against the De Bron Fault, which has a 450m up throw to the east. East of the De Bron Fault the reef has been truncated/eroded against the Karoo.

The complex nature of the reef, with multiple pulses of detrital influx and scouring non-deposition on paleotopographic highs and the mixing between the Beatrix, Beatrix-VS5 Composite Reef and Beatrix-VS5-Aandenk, has resulted in a highly irregular distribution of gold throughout the mining area. There are broad low and high-grade zones on the scale of hundreds of metres, which are considered likely to be repeated within the reef environment beyond the limits of the current development, however, the detailed grade distribution within these zones remains very unpredictable.

For the purposes of resource estimation, a detailed facies model is used and is based on detailed sedimentological observations and absence of well-mineralized reef at paleo-topographic highs.

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

After excessive spillage at the bottom of North shaft at the end of fiscal 2010, which cost Joel 43 production days in the first quarter of fiscal 2011, the shaft bottom rehabilitation process was completed in 50 days (rather than the planned 59 days) with production resuming in September 2010. A permanent spillage arrangement (spillage skip) was installed by December 2010.

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

The mining support design has changed with the shaft changing from shallow to intermediate depth. This will impact on the face advance as well as the costs per square meter. The face time and tramming time decreased in fiscal 2012 with the completion of the lift shaft and mining raises being concentrated closer to the lift shaft. The effect of the changes can be seen in the increase in production results year on year. The advantages have been seen following the completion of the lift shaft. Due to the mine now being classified as an intermediate depth mine, the support type and pattern has changed to pack support and we also have to carry sidings on all panels on and below 129 level.

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

Exceptional production in the first half of fiscal 2012 and sharply higher recovered grades were offset by challenges in the third quarter, including a mud rush in January 2012 which halted production in the development section for five days, a 14-day stoppage in February for unplanned rope guide repairs which locked up ore tonnage underground, and a one-day industry (Cosatu) strike in March 2012.

Grade improved by 34%, with a 37% increase in volumes milled to 557,000 tonnes in fiscal 2012. This resulted in an overall increase of 84% in gold produced to 2,663kg (85,618oz), despite the stoppages noted earlier.

Production at Joel is progressively moving to deeper portions of the mine, some 1,400 metres below surface. Access to these areas is via North shaft, which was never fully equipped for this purpose and required retrospective adjustments to shaft spillage arrangements. In fiscal 2011, these included changing the winder from sinking to production mode, installing larger skips, ensuring emergency egress was available, raise boring the lift shaft from 121 to 129 level, and improving cleaning arrangements at the shaft bottom.

During fiscal 2012, the decline project (to 137 level) started well, reflecting good progress with development metres. Managing the shaft and project schedules is critical for Joel, given its limited shaft flexibility.

By the end of fiscal 2011, Joel’s lift shaft – an integral part of the logistics of mining at this deep mine – was equipped down to 129 level from 121 level. This has provided access to the higher grades at deeper levels. In addition, mining support design was altered with the shaft changing from shallow to intermediate depth. This will impact on the face advance as well as costs per square metre. The benefits of these changes were evident in the first half when Joel recorded the lowest cash operating costs in the Company.

To ensure production targets are met, plans are in place to ensure the operability of North shaft through a planned maintenance program to minimize breakdowns, maintain blast advances and assess the feasibility of mining below 129 level. Supported by a successful drilling program in 2009 and pre-feasibility study in 2010, a feasibility study on mining 137 level and testing the upside potential of 145 level was completed by the end of the review period. The project was approved and began in the last quarter of fiscal 2012.

During fiscal 2012, Joel accounted for 7% of our total gold production (4% in fiscal 2011 and 5% in fiscal 2010).

Safety: Safety at Joel improved during fiscal 2012 with no fatalities (2011: one) and the LTIFR at Joel improved from 2.05 in fiscal 2011 to 1.77 per million hours worked in fiscal 2012. Joel plant achieved one full year without any lost time or reportable injuries.

Plants: The Joel plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and place the plant under care and maintenance. Joel Plant was re-commissioned in November 2009 and during fiscal 2012 the plant processed an average of 46,837 tons per month with two mills. This comprised 100% reef. The current monthly capacity is 80,000 tons of rock.

The following table sets forth processing capacity and average tons milled during fiscal 2012 for the operating plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)	(tons/month)
Joel	80,000	46,837

In fiscal 2012, the Joel Plant operations recovered approximately 94.67% of the gold ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Joel	2012	2011	2010
Production
Tons (‘000)	614	448	484
Recovered grade (ounces/ton)	0.139	0.104	0.133
Gold produced (ounces)	85,618	46,586	64,495
Gold Sold (ounces)	86,132	46,618	63,788
Results of operations ($)
Product sales (‘000)	144,750	64,928	69,150
Cash cost (‘000)	72,798	59,690	50,017
Cash profit (‘000)	71,952	5,238	19,133
Cash costs
Per ounce of gold ($)	836	1,297	792
Capex (‘000) ($)	10,822	10,461	11,587

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

Tons increased from 448,000 in fiscal 2011 to 614,000 in fiscal 2012. Grade increased by 34% to 0.139 ounces per ton and ounces produced increased from 46,586 in fiscal 2011 to 85,618 in fiscal 2012.

Revenue increased by 123% to US$144.8 million in fiscal 2012, due to an increase in production performance and gold price year on year. Cash costs per ounce decreased by 36% in fiscal 2012, primarily as a result of the increase in ounce produced.

The rock hoisting capacity at Joel is 50,000 tons per month. The average tons milled in fiscal 2012 was 46,837 tons per month.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 6.4 million tons (1.0 million ounces) will be sufficient for Joel to maintain underground production until approximately 2023/24. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred R84 million (US$10.8 million) in capital expenditures at Joel in fiscal 2012. This was mainly on ongoing capital requirements (R38.6 million (US$4.9 million)), the start-up of the 137 Decline Project (R21.6 million (US$2.78 million)) and shaft capital (R6.6 million (US$0.8 million)). Capital budgeted for fiscal 2013 is R135.8 million (US$16.5 million), primarily for ongoing capital development and Project Capital, which comprises the deepening from 129 level to 137 level.

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

Geology: At Kusasalethu we primarily exploit the Ventersdorp Contact Reef, or VCR and the Elsburg Reef. Only the VCR is economic to mine and has been mined at depths below surface between 1,600 and 3,300 meters at the Kusasalethu operations. The VCR consists of a narrow (20 centimeters to 2 meters) tabular orebody of quartz pebble conglomerates hosting gold, with extreme lateral continuity. The VCR strikes east-northeast and has a regional dip of 21 degrees to the south-southeast. Local variations in dip are largely due to the terrace-and-slope palaeotopography surface developed during VCR deposition.

Mining Operations: The Kusasalethu mine is subject to the underground mining risks detailed in the Risk Factors section.

The Kusasalethu mine has the challenge of developing a new mine underneath the original mine after the shaft was deepened to access the deeper part of the VCR orebody. The operation is still hampered by the lack of flexibility, an issue that will be addressed by the full commissioning of the new mine. Due to the operating depths of the Kusasalethu underground operations, seismicity and high rock stress are significant risks at the mine. Steps were taken during fiscal 2012 to improve the quality of the pre-conditioning at the stope face and seismic management systems so as to reduce the possibility of face ejection during small, volatile seismic events.

The largely completed deepening project has extended the sub-vertical shafts, accessing the Ventersdorp Contact Reef up to 3,276 meters below collar. Remaining project work is focused on extending the service shaft to 113 level. Completion of the refrigeration complex at 100 level occurred in October 2011, 109 and 113 Mini Fridge Plants are currently operational, and commissioning the 92 level turbine complex has been started during the September 2012 quarter.

Dewatering from Deelkraal on 98 level is currently in progress and dewatering on 102 level will commence during April 2013. Commissioning of 109 and 113 levels BACs will be complete by November 2012. The second escape from 115 to 75 level is in progress, with completion scheduled for March 2013. Sinking was completed to 113 level from 109 level during the year.

In terms of grades, Kusasalethu has now reached an area of localized enrichment although the higher grade was diluted by waste being hoisted with reef and delivered to the plant. A decision to rehabilitate the shaft orepass system after major scaling took place inside these excavations resulted in only one orepass system being available for production. Estimates are that the rehabilitation work will take around four years to complete.

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

These and other initiatives are expected to improve productivity. Currently, 71% of production at Kusasalethu is from production areas below 100 level (the new mine expansion project) and 29% from production areas in the old mine, above 100 level.

In fiscal 2012, our Kusasalethu operations accounted for approximately 14% (14% in 2011 and 12% in 2010) of our total gold production.

Safety: The focus on safety at Kusasalethu continued through the Qhapelangozi campaign. The LTIFR improved from 7.74 per million hours worked in fiscal 2011 to 5.57 per million hours worked in fiscal 2012. Regrettably there were four fatalities in fiscal 2012 (2011: two). Kusasalethu achieved over 2.5 million fall-of-ground fatality-free shifts and third place in the MineSafe competition for improved LTIFR. A continuous drive to entrench the mine’s value system and non-negotiable standards in different disciplines is evident in improved physical conditions.

A new auditing system was successfully introduced, encompassing joint visits to worksites by all service departments, with feedback to relevant supervisory personnel. Pre-planning sessions, including both stoping and development, have been escalated to senior level, with all department heads attending.

Seismicity remains a risk on Kusasalethu and the mine introduced in-stope netting through the Chamber of Mines MOSH initiative to reduce fall of ground injuries. All stope panels on Kusasalethu are equipped with in-stope netting and bolting. The focus on proper pre-conditioning of all stope panels will remain.

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

The following table sets forth processing capacity and average tons milled during fiscal 2012 for the plant:

Plant	Processing Capacity		Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)		(tons/month)
Kusasalethu Plant	203,925	(1)	100,323

(1)	Processing capacity will reach its optimal capacity upon completion of the Kusasalethu New Mine Project.

In fiscal 2012, the Kusasalethu Plant recovered approximately 96.0% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Kusasalethu	2012	2011	2010
Production
Tons (‘000)	1,320	1,212	1,141
Recovered grade (ounces/ton)	0.137	0.149	0.153
Gold produced (ounces)	181,105	180,334	175,029
Gold Sold (ounces)	178,726	185,510	168,244
Results of operations ($)
Product sales (‘000)	298,671	253,812	183,603
Cash cost (‘000)	185,254	189,090	143,985
Cash profit (‘000)	113,417	64,722	39,618
Cash costs
Per ounce of gold ($)	1,046	1,008	857
Capex (‘000) ($)	53,486	54,335	56,687

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

Tons milled from Kusasalethu were 1,320,000 in fiscal 2012, compared with 1,212,000 in fiscal 2011. Ounces produced increased to 181,105 in fiscal 2012, compared with 180,344 in fiscal 2011 as a result of increased volumes in production. Mining continues in the old, upper areas of the mine, while the new mine project is completed. Recovered grades decreased during fiscal

2012, resulting in an average of 0.137 ounces per ton in fiscal 2012, compared to the average of 0.149 ounces per ton in fiscal 2011.

Revenue was 18% higher at US$298.7 million in fiscal 2012, mainly due to the higher average gold price.

The increase in labor rates of 6.5% and the higher than normal electricity increases of 25% approved by NERSA were the main contributors to the increased cash cost. Electricity rates are expected to continue rising by an estimated 25% annually for the next two years. The increase in electricity costs, labor rates and inflation were the main contributors to the increase in cash cost from US$1,008 per ounce in fiscal 2011 to US$1,046 per ounce in fiscal 2012.

Kusasalethu has a hoisting capacity of 209,440 tons per month. The average tons milled in fiscal 2012 was 100,323 tons per month.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 38.7 million tons, or 7.1 million ounces, will be sufficient for the Kusasalethu shaft to maintain underground production until approximately calendar year 2037. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred R415 million (US$53.4 million) in capital expenditure at the Kusasalethu operations in fiscal 2012, mainly for ongoing development (72%), equipment maintenance (16%) and development of the new mine (12%). Harmony budgeted R577.7 million (US$70.4 million), for capital expenditure at the Kusasalethu operations in fiscal 2013, primarily for ongoing development expenditure.

Masimong

Introduction: Masimong is located in the Free State province, near Riebeeckstad. The Masimong complex comprises an operating shaft - 5 shaft and 4 shaft which, although closed, is used for ventilation, pumping and as a second outlet. Mining is conducted at depths ranging from 1,518 meters to 2,142 meters. Ore is treated at the Harmony 1 Plant, approximately 23 kilometers away.

History: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The Company purchased the Masimong complex (formerly known as Saaiplaas Shafts 4 and 5) during September 1998.

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

Grade remains challenging on Masimong, due to the variability of the B Reef. Further difficulty was experienced with respect to grade in 2012, due to dilution of value due to waste development tons that needed to be hoisted with the reef as a result of problems with shaft infrastructure.

The infrastructural upgrade completed two years ago continues to support improved productivity, efficiencies and output, particularly in the call plant factor. Masimong’s historical ventilation issues have been addressed by changing the entire ventilation circuit from a booster to a conventional bottom level return airways system. A new refrigeration plant was installed by in December 2011.

Following the upgrade program, production face advances are planned to increase and every effort made to ensure that panels are well equipped and crews motivated. In addition, steps have been taken to overcome the erratic grade of the B Reef.

The mine received integrated ISO 14001, OHSAS 18 000 and ISO 9000 certification during the year.

The project to convert Company hostels into quality family rental units was showcased during the year when the Masimong conversion was officially opened. This formed part of the municipal spatial development framework focused on urban renewal.

In fiscal 2012, Masimong accounted for approximately 8% (11% in fiscal 2011 and fiscal 2010) of our total gold production.

Safety: Masimong recorded a fatality-free year in fiscal 2012 (2011: one), reaching over one million fatality-free shifts by the end of fiscal 2012. The LTIFR declined slightly to 13.52 per million hours worked (2011: 13.13). Masimong also recorded more than 2 million fall-of-ground fatality-free shifts during the year.

Plants: The ore from the operation is sent to Harmony 1 Plant for processing. See Item 4. “Information of the Company — Business — Bambanani” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2012	2011	2010
Production
Tons (‘000)	1,029	957	991
Recovered grade (ounces/ton)	0.101	0.144	0.157
Gold produced (ounces)	103,526	137,605	155,609
Gold sold (ounces)	102,978	139,437	153,937
Results of operations ($)
Product sales (‘000)	173,652	189,716	168,439
Cash cost (‘000)	108,583	108,172	92,571
Cash profit (‘000)	65,069	81,544	75,868
Cash costs
Per ounce of gold ($)	1,057	788	602
Capex (‘000) ($)	26,771	25,446	23,407

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

Tons milled from Masimong increased by 8% to 1,029,000 in fiscal 2012, compared with 957,000 in fiscal 2011, and ounces produced were 103,526 in fiscal 2012, compared with 137,605 in fiscal 2011. Year-on-year gold production decreased due to a decrease in grade. The reduction in grade was due to damage to the reef pass system that resulted from wear and tear. Subsequently the reef and waste were transported through the existing waste pass system while re development of the reef system was done. This resulted in dilution of grade from underground.

Revenue decreased from US$189.7 million in fiscal 2011 to US$173.6 million in fiscal 2012. The decrease in recovered grade was the main contributor to the decrease in revenue; however, this was partially negated by an increase in the average gold price received. Cash costs per ounce increased by 34%. The increases in labor costs (the annual labor rate increases between 7.5%and 10%) and the 25% increase in electricity tariffs were negated by the 11% higher R/US$ exchange rate. Cash costs were US$108.5 million in fiscal 2012 compared with US$108.1million in fiscal 2011 with cash costs per ounce at US$1,057 in fiscal 2012 compared with US$788 in fiscal 2011. This increase in cash cost is mainly attributable to an 11% higher R/US$ exchange rate and annual cost increases. The biggest cost increase contributors were annual labor cost and electricity cost increases.

Recovered grade declined from 0.144 ounces per ton in fiscal 2011 to 0.101 ounces per ton in fiscal 2012.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 7.6 million tons (1.1 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2025. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Masimong incurred approximately R208 million (US$26.8 million) in capital expenditures in fiscal 2012, largely spent on the refrigerator plant, Masimong 4 plug, OAN energy saving project, new inter-level ore pass system and the infrastructure upgrade. We have budgeted a total of R172 million (US$21.0 million) for capital expenditures at Masimong in fiscal 2013, primarily for ongoing capital development, a medical hub, overhead line between mm4#and mm5# and compressor move to mm.

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

Geology: The operation is located in the Free State Goldfield, which is on the south-western edge of the Witwatersrand basin. The Goldfield is divided into two sections, cut by the north-south striking De Bron Fault. The Phakisa mine is located to the west of the De Bron Fault. Mining is conducted in the Basal Reef. The reefs generally dip towards the east.

Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks.

The mine received integrated ISO 14001, OHSAS 18000 and ISO 9000 certification during the year. Once the expansion project is complete, this mine will operate to a depth of some 2,400 metres with monthly capacity of 72,000 tonnes. Phakisa includes the Nyala shaft, five kilometres away, which is used to hoist rock and as a second escape route. The production build-up was affected by geological issues, illegal mining activities and down-time on the new infrastructure. Phakisa produces 1,700 tons of ice per day, resulting in water temperatures of <15°C which in turn improved both ventilation and productivity. This will drastically reduce the temperature as soon as the fridge plants are commissioned on 55 level at mid of October 2012. Decline sinking will commence in February 2013.

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

During fiscal 2012, Phakisa accounted for 6% (4% in 2011 and 3% in 2010) of our total gold production.

Safety: The LTIFR for 2012 was 8.87 per million hours worked (2011: 10.27). There were no fatalities in fiscal 2012 (five in fiscal 2011). Phakisa also recorded 1.5 million fatality-free shifts in June 2012 and 1.5 million fall-of-ground fatality-free shifts towards the end of the year, as well as 2 million tramming fatality-free shifts in fiscal 2012. Notably, the strong improvement in safe use of rail-bound equipment reflects both internal initiatives and the mine’s success as an implementation site for the related MOSH initiativee. Management is also concentrating on reducing fall-of-ground incidents by implementing best-practice standards.

Plants: The ore from the operation is sent to Harmony 1 Plant for processing. See Item 4. “Information of the Company — Business — Bambanani” for a discussion on the plant.

	Fiscal Year Ended June 30,
Phakisa	2012	2011	2010
Production
Tons (‘000)	575	427	374
Recovered grade (ounces/ton)	0.142	0.133	0.118
Gold produced (ounces)	81,695	56,649	44,079
Gold sold (ounces)	81,276	57,227	44,496
Results of operations ($)
Product sales (‘000)	136,953	78,831	49,458
Cash cost (‘000)	103,338	67,658	43,040
Cash profit (‘000)	33,615	11,173	6,418
Cash costs
Per ounce of gold ($)	1,279	1,200	953
Capex (‘000)	38,925	52,866	64,106

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

Tons milled increased from 427,000 tons in fiscal 2011 to 575,000 tons in fiscal 2012, with gold production increasing from 56,649 ounces to 81,695 ounces. This was as a result of the planned ramp up in production during the year. Grade was higher in fiscal 2012 at 0.142 ounces per ton, compared to 0.133 in fiscal 2011.

Cash costs per ounce for Phakisa were US$1,279 per ounce in fiscal 2012, compared with $1,200 per ounce in fiscal 2011. This increase is primarily attributable to the increase in tons mined, as well as the cost of employees transferred to Phakisa from shafts that were closed during fiscal 2011. Revenue was 74% higher at US$136.9 million in fiscal 2012 as a result of the higher average gold price received and the increase in production.

The expected capacity of Phakisa will be 72,000 reef tons per month. Phakisa has no rock hoisting facilities and all rock will be transported via a rail system on 55 level to the Nyala shaft for hoisting to surface. First production took place during September 2007, with a build up to full production expected by fiscal 2013.

On a simplistic basis reported proven and probable underground mineral reserves of 21.5 million tons (4.9 million ounces) will be sufficient for the Phakisa shaft to, once production commences, maintain production until approximately fiscal 2033. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred approximately R302 million (US$38.9 million) in capital expenditures at the Phakisa operations in the fiscal year ended June 30, 2012, mainly for the expansion project and ongoing development. We have budgeted R404 million (US$49.2 million) for capital expenditures in fiscal 2013, primarily for ongoing capital development and twin decline.

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

Target North is sub-divided into the Paradise, Siberia and Mariasdal areas by the east-west trending Siberia and Mariasdal Faults. To the north of the Siberia Fault, the Eldorado Fault continues trending more to the northwest and an additional north-south trending fault, the Twin Fault has uplifted the distal portions of the reefs. North of the Mariasdal Fault, the reef horizons are at a depth greater than 2,500 meters below surface. Resources have been delineated on strike up to 15 kilometers north of Target 1 mine.

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

Target 1 - After solid results in the first half, unscheduled maintenance on load-haul dumpers (“LHDs”) and dump trucks in the third quarter affected loading from the massive stopes. With ventilation and cooling issues resolved, all ten narrow-reef, conventional mining panels were in production during the review period, supported by a clean-mining initiative. Collectively, this has enabled Target 1 to perform consistently and manage its ore reserves better, which is crucial to the mine’s success.

Target 3 - Infrastructure improvements and shaft build-up continued during fiscal 2012. This included a new belt on 71 level to facilitate build-up of the sub-shaft on the higher grade Basal Reef. On the B-Reef, pre-development reef slushers are being used to identify high grade zones, similar to the approach employed by Masimong.

Although challenges remain in improving sub-shaft conditions, the new fridge plant has supported access to more panels in the sub-shaft, contributing in turn to higher grades. Mining on non-critical development ends was halted at the interim stage, improving the recovery grade. Higher grades are expected when volumes mined from the sub-shaft increase.

In fiscal 2012, Target’s operations accounted for 12% of our total gold production, compared to 10% in fiscal 2011 and 8% in fiscal 2010.

Safety: Reflecting the concerted effort in recent years to improve safety, Target recorded a second consecutive fatality-free year. In the final quarter of fiscal 2012, Target 1 achieved two consecutive accident-free months. The LTIFR improved 38% to 4.78 per million hours worked (2011: 7.71). In the final quarter of fiscal 2012, the Target plant reached 1,000 reportable injury-free days, while Target 1 achieved one million fatality-free shifts in February 2012. Target 1 and 3 combined both achieved one million fall-of-ground fatality-free shifts in fiscal 2012. The combined operation was awarded first place in the MineSafe competition for its year-on-year improvement in LTIFR.

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

The following table sets forth processing capacity and average tons milled during fiscal 2012:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)	(tons/month)
Target Plant	105,000	101,148

In fiscal 2012, the Target Plant recovered approximately 95.33% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Target (includes Target 1 and 3)	2012	2011	2010
Production
Tons (‘000)	1,217	888	857
Recovered grade (ounces/ton)(1)	0.126	0.125	0.128
Gold produced (ounces)(1)	152,814	127,992	113,782
Gold sold (ounces)(1)	153,488	129,312	110,598
Results of operations ($)
Product sales (‘000)	257,197	154,483	115,772
Cash cost (‘000)	165,153	116,679	87,563
Cash profit (‘000)	92,044	37,804	28,209
Cash costs
Per ounce of gold ($)(1)	1,077	1,011	783
Capex (‘000) ($)	44,818	62,792	50,446

(1)

During 2011, 17073 (2010: 3762) ounces were produced by Target 3 prior to it being considered to be in production. The revenue has been credited against capital expenditure for the period that the shaft was not in production. The costs and ounces were not used in the cash cost per ounce calculation. The ounces were also excluded from the grade calculation.

Ounces produced increased by 12% to 127,992 in fiscal 2011, primarily as a result of Target 3 increased production.

Revenue increased to US$154.5 million in fiscal 2011 as a result of the higher average gold price and the increase in ounces produced. Cash costs per ounce increased from US$783/oz in fiscal 2010 to US$1,011/oz in fiscal 2011. This was mainly due to the delayed start-up of the sub shaft at Target 3 and labor transfers earlier than planned from other Harmony operations to avoid retrenchments.

Tonnages milled from the Target 1 operations increased significantly from 888 in fiscal 2011 to 1,217 in fiscal 2012. Ounces produced increased by 19% to 152,814 in fiscal 2012, primarily as a result of Target 3 increased production.

Maintenance of the average mining grades, and continuing focus on clean-up and clean mining resulted in an improved recovery grade which increased marginally from 0.125 ounces per ton in fiscal 2011 to 0.126 ounces per ton in fiscal 2012.

Cash costs for Target were US$165.1 million in fiscal 2012, compared with US$116.6 million in fiscal 2011. This increase was primarily attributed to an increase in electricity costs, earlier than planned labour transfers to Target 3 from other Harmony operations to avoid retrenchments and increased maintenance costs on Target 1 due to unscheduled maintenance on LHDs and dump trucks. Cash costs per ounce were US$1,077 in fiscal 2012, compared with US$1,011in fiscal 2011. This increase was due to higher labor, electricity and maintenance costs.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proven and probable mineral reserves of 17.6 million tons (2.8 million ounces) will be sufficient for Target to maintain underground production until approximately 2024. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Target incurred approximately R349 million (US$44.8 million) in capital expenditures in fiscal 2012, principally for ongoing capital development (R202 million (US$25 million)), development of Block 3 at Target 1 (R50.1 million (US$6.1 million) and development at Target 3 (R51 million (US$6 million)). We have budgeted R488.6 million (US$59.5 million) in fiscal 2013, principally for ongoing capital development, replacement of production vehicles and the continuation of Block 3 development at Target 1 and upgrading of infrastructure at Target 3.

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

Mining Operations: The operation is subject to the underground mining risks detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks.

Mining is conducted at depths ranging from 1,671 and 2,245 meters at Tshepong. Tshepong is one of Harmony’s lowest-cost producers, although its grade remains sensitive to stoping width. This is rigorously controlled by the under-cut mining method used at this mine.

The sub-71 project, which will connect Tshepong with Phakisa, remains on track for completion in March 2013. This project extends the existing double decline from 71 to 76 level to enable mining on both 73 and 75 levels. The project’s goal is to sink the decline to 76 level by March 2013. Management is investigating ways to implement a waste/reef split from the sub-71 decline, which currently affects recovered grade. The mine received integrated ISO 14001, OHSAS 18000 and ISO 9000 certification during the year.

During fiscal 2012, Tshepong accounted for 13% (16% in 2011 and 15% in 2010) of our total gold production.

Safety: The overall safety performance improved slightly, with LTIFR at 12.54 (2011: 12.60) per million hours worked. There were regrettably two fatalities during the year (2011: two). Tshepong also recorded 600,000 fatality-free shifts and over 600,000 shifts without a fall-of-ground fatality during fiscal 2012.

Plants: The ore from this operation is sent to Harmony 1 Plant for processing. See Item 4. “Information of the Company — Business — Bambanani” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Tshepong	2012	2011	2010
Production
Tons (‘000)	1,359	1,481	1,674
Recovered grade (ounces/ton)	0.125	0.140	0.130
Gold produced (ounces)	169,980	207,950	216,986
Gold Sold (ounces)	169,177	209,976	219,332
Results of operations ($)
Product sales (‘000)	285,644	287,257	240,473
Cash cost (‘000)	164,197	167,742	151,382
Cash profit (‘000)	121,447	119,515	89,091
Cash costs
Per ounce of gold ($)	973	810	677
Capex (‘000) ($)	37,068	39,030	34,402

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

Tons milled during fiscal 2012 decreased year on year by 8% (1,359 tons in fiscal 2012 compared with 1,481 tons in fiscal 2011), with gold production decreasing by 18% from 207,950 ounces in fiscal 2011 to 169,980 ounces in fiscal 2012. Production output was disrupted by two fatal accidents during the year and safety related stoppages imposed by the DMR, as well as a wage strike during the first quarter of the year. The decrease was attributable to the decreased volume as well as the decrease in the recovery grade. The recovery grade decreased to 0.125 in fiscal 2012 compared with 0.140 in fiscal 2011. The decrease in recovery grade was primarily due to a decrease in the average mining grade, which was 955 cmg/t in fiscal 2012 compared with 1079 cmg/t in fiscal 2011. The decrease in the average mining grade is in line with the life-of-mine profile. During fiscal 2012, most of the mining (approximately 80%) in Tshepong was on the edges of the main high grade pay shoot and as mining continue south and north the values will continue to be erratic and marginal. The continuation of the main higher grade pay shoot will be mined in the decline area once Sub 71 decline reaches full production and will have a positive effect on the average mining grade going forward.

Revenue reduced by 0.5% to US$285.6 million in fiscal 2012. Cash costs for Tshepong were US$164.2 million in fiscal 2012, compared with US$167.7 million in fiscal 2011. Cash costs per ounce were US$973 in fiscal 2012, compared with US$810 in fiscal 2011. The increase in unit cost is attributable primarily to the decrease in the number of ounces of gold produced. The increase in cash costs were primarily due to increases in the costs of labor and high increases in electrical power rates as well as the effect of inflation on costs of materials and supply contracts.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proven and probable mineral reserves of 24.3 million tons 3.9 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2029. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Tshepong incurred approximately R288 million (US$37.1million) in capital expenditure during fiscal 2012. The expenditure was primarily for the decline project, ongoing development and the fridge plant conversion project. For fiscal 2013 capital expenditure of R308.6 million (US$37.5 million) is planned, primarily for ongoing capital development, decline project, as well as a surface refrigeration project.

Virginia Operations

Introduction: The Virginia Operations are located in the Free State province, near Virginia and Welkom. The Virginia operations consist of the original Harmony mines, the Unisel mine and Brand shafts 1 and 3. By the end of fiscal 2011, only Unisel was still in operation, following the closure of Merriespruit 1 during December 2010. Fiscal 2012 results covers Unisel mine only, due to the closure of the remaining Virginia shafts during fiscal 2010 and 2011. Mining is conducted at Unisel at depths ranging from 1,000 meters to 2,000 meters. Ore is treated at the Harmony 1 Plant.

History: Our operations in the Free State began with the Harmony mine, which is an amalgamation of the Harmony, Virginia and Merriespruit mines. Beginning in 1996, we began purchasing neighboring mine shafts. The Unisel mine was purchased in September 1996, the Saaiplaas mine Shafts 2 and 3 were purchased in April 1997, the Brand mine Shafts 1, 2, 3 and 5 were purchased in May 1998. Of these operations, Unisel is the sole remaining producer.

Geology: The Unisel operation is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The basin, situated on the Kaapvaal Craton, has been filled by a 6 kilometer thick succession of sedimentary rocks, which extends laterally for hundreds of kilometers. The Free State goldfield is divided into two sections, cut by the north-south striking De Bron Fault.

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

The Basal Reef is the most common reef horizon. It varies from a single pebble lag to channels of more than 2m thick. It is commonly overlain by shale, which thickens northwards.

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

Mining Operations: The operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity related problems are relatively infrequent with the exception of the deeper areas on the eastern margin of the operations where the problem receives constant attention. We regularly revisit our mining strategy and management procedures in connection with our efforts to mitigate risks of these problems. There is a risk of subterranean water locally and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken. The principal challenges at the operations of achieving optimal volumes and grades of ore production are addressed by stringent mineral reserve management.

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

In fiscal 2012, the Unisel operation accounted for approximately 4% (5% in fiscal 2011 and 12% in fiscal 2010) of Harmony’s total gold production. This reduction is attributable to the closures of Brand 1, Harmony 2 and Merriespruit 3 during fiscal 2010 and Merriespruit 1 during fiscal 2011.

Safety: Unisel recorded improved performance across several safety indicators during the year, reflecting the benefits of an improved relationship with organised labour. The safety record during fiscal 2012 deteriorated to an LTIFR of 15.83 (2011: 11.57) per million hours worked. Regrettably there was one fatality during fiscal 2012 (2011: one). Unisel recorded over one million fall-of-ground fatality-free shifts during the review period.

Plants: The ore from the operation is sent to Harmony 1 Plant for processing. See Item 4.“Information of the Company — Business — Bambanani” for further information on the plant. Central plant is no longer used for the processing of ore from Unisel, the last remaining producing shaft in the Virginia operations.

Production analysis:

	Fiscal Year Ended June 30,
Virginia Operations	2012	2011	2010
Production
Tons (‘000)	434	636	1,826
Recovered grade (ounces/ton)	0.118	0.112	0.093
Gold produced (ounces)	51,216	71,149	170,013
Gold Sold (ounces)	51,056	72,017	173,035
Results of operations ($)
Product sales (‘000)	86,454	97,542	186,649
Cash cost (‘000)	63,609	80,371	176,774
Cash profit (‘000)	22,845	17,171	9,875
Cash costs
Per ounce of gold ($)	1,253	1,114	1,036
Capex (‘000) ($)	9,150	11,373	23,744

Tons milled and ounces produced decreased to 636,000 tons and 71,149 ounces, respectively, in fiscal 2011. This was due to the shaft closures during fiscal 2010 and 2011. Grade increased from 0.093 ounces per ton in fiscal 2010 to 0.112 in fiscal 2011. Cash costs decreased by 55% as a result of shaft closures. This increased the operation’s profitability by 74%. Cash costs per ounce increased by 8% to US$1,114/oz in fiscal 2011.

Tons milled from the Virginia operations decreased to 434,000 in fiscal 2012, compared with 636,000 in fiscal 2011, and ounces produced were 51,216 in fiscal 2012, compared with 71,149 in fiscal 2011. This is mainly attributable to the closure of Merriespruit 1, safety stoppages by the South African Department of Mineral Resources and a slow start up after the Christmas break. The slightly higher recovered grade year on year did not contribute significantly to the lower ounces produced.

Cash costs decreased by 21% in fiscal 2012 to US$63.6 million in fiscal 2012, compared with US$80.4 million in fiscal 2011. The decrease was mainly due to the closure of Merriespruit 1 during the first six months of fiscal 2012. Cash costs per ounce were US$1,253 in fiscal 2012, compared with US$1,114 in fiscal 2011. This increase was attributable primarily to a 28% drop in ounces produced for fiscal 2012. This was partially negated by a drop in the cash costs as well as weakening of the Rand.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 3.1 million tons (0.4 million ounces) will be sufficient for the Virginia operations to maintain production until approximately 2017. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.

Capital Expenditure: Virginia incurred approximately R71 million (US$9.1 million) in capital expenditures at the Unisel operation in fiscal 2012, principally for ongoing capital development. We have budgeted R80 million (US$9.7 million) in fiscal 2013. The majority of this capital (68%) will be spent on the ongoing development capital, 16% on major equipment repairs/replacements and 10% for the hostel privatization project.

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

Mining Operations: The Kalgold operation is engaged in open-pit mining. This operation is subject to the opencast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent mineral reserve management. The processing design capacity of the Kalgold operation is 165,345 tons per month. The average tons in fiscal 2012 were 123,333 tons per month.

Volumes at Kalgold declined 17% over the year, largely due to pre-primary crusher breakdown (swing stock and main frame) in first quarter of fiscal 2012. While these were being repaired, ore was crushed by two mobile plants and lower throughput countered by feeding higher-grade material from the stockpile. Gold produced declined by 17% to 33,469 ounces. The Kalgold plant was evaluated by a team of internal and external experts, which then prepared an action plan to address outstanding maintenance and implement improvements. This included replacing and repairing the carbon-in-leach tanks, carbon regeneration circuit and elution circuit in the third quarter. The project to replace the carbon in-leach tanks in the plant will be completed in first quarter of fiscal 2013.

The Watertank pit will be mined out within seven months in fiscal 2013 and mining in the A zone pit will be at full production in fiscal 2013.

During fiscal 2012, Kalgold stopped operations for three weeks due to a lack of water supply. Harmony has since adjusted its strategy to reduce its dependency on existing groundwater infrastructure.

Harmony continued with brownfields exploration in areas surrounding the Kalgold operation.

In fiscal 2012, the Kalgold operations accounted for approximately 3% (3% in fiscal 2011 and fiscal 2010) of our total gold production.

Safety: The Kalgold operations had a LTIFR of 1.27 (2011: 5.43) per million hours worked in fiscal 2012, and recorded no fatal accidents in fiscal 2012. During fiscal 2012, Kalgold achieved 2.5 million fatality free shifts over a 16-year period. It was also awarded second place in the MineSafe competition for year-on-year improvement in LTIFR. Kalgold recorded 51 white flag days and reached one million fatality-free shifts during the year.

Plants: Ore is trucked from the pit and is directly tipped into the feed bin of the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to between 70-80% less than 75 micron for the leaching process.

The following table sets forth processing capacity and average tons milled during fiscal 2012 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)	(tons/month)
CIL	165,345	111,865
Heap Leach(1)	—	—

(1)	Active use of heap leaching was discontinued in July 2001.

In fiscal 2012, the plant at our Kalgold operations recovered approximately 79.5% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Kalgold	2012	2011	2010
Production
Tons (‘000)	1,480	1,775	1,873
Recovered grade (ounces/ton)	0.023	0.023	0.026
Gold produced (ounces)	33,469	40,285	49,063
Gold Sold (ounces)	33,630	41,828	48,097
Results of operations ($)
Product sales (‘000)	56,931	57,064	51,437
Cash cost (‘000)	40,003	45,473	36,162
Cash profit (‘000)	16,928	11,591	15,275
Cash costs
Per ounce of gold ($)	1,176	1,135	748
Capex (‘000) ($)	9,836	2,631	1,389

Volumes mined decreased from 1,873,000 tons in fiscal 2010 to 1,775,000 in fiscal 2011. Gold produced decreased by 18% in fiscal 2011 to 40,285 ounces. This decrease was due to mechanical breakdowns in the mill section of the plant

Revenue increased by 11% to US$57.1 million in fiscal 2011, due to the higher average gold price received. Cash costs per ounce increased by 52% to US$1,135/oz, mainly due to the lower ounces produced.

Tons milled decreased from 1,775,000 in fiscal 2011 to 1,480,000 in fiscal 2012. Ounces produced decreased to 33,469 in fiscal 2012, compared with 40,285 in fiscal 2011, due to the lower volumes.

Cash costs decreased from US$45.4 million in fiscal 2011 to US$40.0 million in 2012.

Gold produced decreased by 17% in fiscal 2012 to 33,469 ounces. This decrease was due to breakdown in pre-primary crusher in the first quarter of 2012.

Cash costs per ounce increased by 4% to US$1,176/oz, mainly due to the lower ounces produced.

The processing design capacity of the Kalgold operation is 165,345 tons per month. The average tons milled in fiscal 2012 were 111,865 tons per month.

Assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 20.6 million tons (0.6 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2024. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately R76 million (US$9.8 million) in capital expenditures at the Kalgold operations in fiscal 2012. Harmony budgeted R86.4 million (US$10.5 million) for capital expenditures in fiscal 2013, primarily for plant structure upgrade and completion of CIL tank farm project.

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

Safety: Safety at the Phoenix operations improved slightly year-on-year in fiscal 2012 with LTIFR improving to 2.54 per million hours worked from 2.89 per million hours worked in fiscal 2011. There were no fatalities during fiscal 2012 (2011: none). The plant recorded 2,000 reportable injury-free days in fiscal 2012.

Plant: The Saaiplaas plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. During 2007, the ROM mills were de-commissioned and the plant started treating slime from Dam 22 and Brand A tailings storage facilities. The plant currently processes reclaimed slime at 6 million tons per annum.

The following table sets forth processing capacity and average tons milled during fiscal 2012 for the Saaiplaas plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)	(tons/month)
Saaiplaas	500,000	416,333

In fiscal 2012, Saaiplaas plant recovered approximately 46.3% of the gold contained in the ore delivered for processing.

Mining operations: Phoenix, which began five years ago, involves retreating around 6 million tons annually at plant capacity. Phoenix operations were severely hampered by residue deposition dam stability concerns resulting in tonnage reduction upon recommendation from the consultants Jones and Wagner to 423,000tpm. A major capital project is underway to construct a new cyclone dam on the St Helena 1, 2, 3 dam footprint for depositing the full plant residue tonnage at 500 000tpm – completion scheduled for April 2013. The Dam 21 source proved problematic with plant recovery requiring process modifications – the introduction of pre-oxidation by air injection in the delivery pipeline from the source to the plant to neutralize cyanide consumers and preg robbers yielded a step change in gold dissolution and overall gold recovery improving from 35.1% to 46.3% year-on-year. Plans to increase processed volumes up to 992,000 tons per month, at which rate the life of the project is around 12 years, remain on hold pending further investigation and consideration of options involving potentially converting Central plant to slime treatment when the surface sources are depleted.

During fiscal 2012, Phoenix accounted for 2% of our total gold production (1.5% in fiscal 2010 and fiscal 2011).

Production analysis:

	Fiscal Year Ended June 30,
Free State (Phoenix)	2012	2011	2010
Production
Tons (‘000)	5,509	5,846	6,083
Recovered grade (ounces/ton)	0.005	0.003	0.003
Gold produced (ounces)	26,427	18,937	20,801
Gold Sold (ounces)	26,749	18,873	20,801
Results of operations ($)
Product sales (‘000)	44,939	25,847	22,723
Cash cost (‘000)	25,981	20,761	15,856
Cash profit (‘000)	18,958	5,086	6,867
Cash costs
Per ounce of gold ($)	966	1,141	762
Capex (‘000) ($)	3,800	3,108	0.660

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

Tons treated from Phoenix decreased to 5,509,000 fiscal 2012, compared with 5,846,000 in fiscal 2011. Ounces produced increased to 26,427 in fiscal 2012, compared with 18,937 in fiscal 2011, primarily due to the improved gold dissolution and recovery. The recovered grade improved to 0.005 ounces per ton in fiscal 2012. The grade of the tons treated is dependent on the waste grade at the time at which the original deposition was done.

Cash costs were US$25.9 million in fiscal 2012, compared with US$20.8 million in fiscal 2011, primarily due to the higher costs of reagents, power unit cost increases, increased water pumping costs, increased mining contractor costs and reduced volumes impact. Cash costs per ounce reduced during fiscal 2012 to US$966/oz, compared with US$1,141 in fiscal 2011 due to the improved recovery more than offsetting the decrease in volume and increase in cost of consumables, water pumping, remining contractors and 25% increase in electricity. Though this affected the ounces produced, the improved recovery pushed gold production up which increased from 18,937 ounces in fiscal 2011 to 26,427 in fiscal 2012.

Revenue increased by 74% to US$44.9 million in fiscal 2012 as a result of the higher average gold price received, and the increased gold production.

Capital Expenditure: We incurred approximately R30 million (US$3.8 million) in capital expenditures at the Phoenix operation in fiscal 2012. For 2013, R177 million (US$21.7 million) is planned, mainly for the major Phoenix 500 upgrade project to improve efficiencies (two additional CIL stages) and build a cyclone dam to return to 500,000 per month for minimum 17 year life.

Discontinued operations

Evander

Introduction: The Evander operations are located in the province of Mpumalanga in South Africa and comprise an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines into a mining right of 36,898 hectares, and additional adjacent prospecting rights comprising 19,933 hectares. Ore is treated at the Kinross plant, after the closure of the Winkelhaak plant. An agreement in principle to sell the Evander operations was signed on May 30, 2012.

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

Mining Operations: The Evander operations are primarily engaged in underground mining but a limited amount of surface material, containing gold, from the surface clean-up operations are also processed. These operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the Evander underground operations, seismicity and high rock stress related problems are relatively infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken.

A due diligence of the operations during fiscal 2010 led to the conclusion that the only economically viable shaft was Evander 8. Mining operations at Evander 2 and 5 and 7 shafts ceased during the year and Evander 8 was restructured. The shaft infrastructure at Evander 7 is being utilized by Evander 8 for the pumping of water and the hoisting of rock as well as being available for use as a second escape.

Following the feasibility study that proved the viability of Evander 8, greater attention was given to re-engineering this shaft which involves not just deepening the decline but repositioning within the payshoot for immediate access to the high-grade areas between 24 and 25 levels. The project’s parameters include the optimizing of logistics, cooling and ventilation as well as an upgrade of the refrigeration plants and the installation of a 5000 mW BAC (Bulk Air Cooler). The results of these initiatives started to materialize in the last quarter of fiscal 2011. During the June 2011 quarter, more mining crews were moved into the main payshoot of the decline section, where the grade is higher. The mining in the main payshoot has continued in 2012.

During fiscal 2011, the chilled water project was completed. This now pumps cold water from the 7 shaft refrigeration plant to 8 shaft, significantly reducing the heat load in the decline section and improving underground environmental conditions. In addition, much work went into electricity savings through load control on the compressors, and controlling the Winkelhaak water via 8 shaft.

Ongoing improvements to ventilation at Evander included a new raise borehole between 17 and 21 levels, new return airways and the installation of a second refrigeration plant on 18 level. This will improve both temperature and air quality, and enable Evander to operate to 25 level using the same ventilation infrastructure. This infrastructure was completed during this fiscal 2012 year.

Following the closure of the Evander 2 and 5 shafts as well as the Winkelhaak plant, a short-term clean-up program commenced during fiscal 2010 at and in the vicinity of the plant. The aim of this program is to clean up any metal contained in the plant footprints, to process rock from the rock dumps in the vicinity, to rehabilitate the Winkelhaak plant, and to clean the surface rail network. In fiscal 2012, approximately 196,000 tons were treated via this program, yielding 6,238 ounces of gold. Benefits from this program are expected to contribute to Evander’s results for another year.

In fiscal 2012, the Evander operations accounted for approximately 8% (6% in fiscal 2011 and 8% in fiscal 2010) of Harmony’s total gold production.

Safety: The behavior-based safety initiatives at the Evander operations produced significant results in fiscal 2012, with an improvement in terms of LTIFR from 4.0 per million hours worked in fiscal 2012 to 3.72 during fiscal 2011. There were five fatalities at Evander during fiscal 2012 (2011: no fatalities). Evander recorded over one million fall-of-ground fatality-free shifts and one million fatality-free shifts during the review period. It was awarded sixth place in the MineSafe competition for year-on-year LTIFR improvement.

Plants: Evander has one active processing plant, the Kinross plant. Ore from Evander 8 is hoisted directly to and treated at the Kinross plant, which is a hybrid CIP/CIL plant.

The following table sets forth processing capacity and average tons milled during fiscal 2012 for the operating plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2012
	(tons/month)	(tons/month)
Kinross	160,000	53,038

In fiscal 2012, the Kinross plant recovered approximately 96% of the gold contained in the ore delivered for processing.

Production analysis:

	Fiscal Year Ended June 30,
Evander	2012	2011	2010
Production
Tons (‘000)	704	916	1,192
Recovered grade (ounces/ton)(1)	0.154	0.096	0.108
Gold produced (ounces)(1)	108,317	87,900	128,700
Gold Sold (ounces)(1)	108,123	88,544	128,507
Results of operations ($)
Product sales (‘000)(1)	180,809	121,452	138,483
Cash cost (‘000) (1)	98,684	95,285	118,203
Cash profit (‘000) (1)	82,125	26,167	20,280
Cash costs
Per ounce of gold ($)(1)	919	1,070	922
Capex (‘000) ($)(1)	22,817	28,102	23,352

(1)	Amounts include production from surface sources.

Tons milled at Evander during fiscal 2011 were 916,000, compared with 1,192,000 in fiscal 2010. Ounces produced amounted to 87,900 in fiscal 2011, a decrease of 32% from fiscal 2010. These decreases are primarily as a result of the closure of Evander 2 & 5 and 7 shafts during fiscal 2010 and the lower production from Evander 8 due to the ventilation constraints in the decline shaft. A decrease in the grade year on year also contributed to the decrease in ounces produced.

Revenue decreased from US$138.5 million in fiscal 2010 to US$121.5 million in fiscal 2011 as a result of the decrease in ounces produced. This was offset by the higher average gold price received. The increase in cash costs per ounce of 16% is due to the lower production of 32%, annual labor rate increases of 7.5% and the 25% increase in electricity tariffs.

Tons milled at the Evander operations were 704,000 in fiscal 2012, compared with 916,000 in fiscal 2011, and ounces produced 108,317 in fiscal 2012 compared with 87,900 in fiscal 2011. Recovered grade was 0.154 ounces per ton in fiscal 2012, compared with 0.096 in fiscal 2011. The increase in the recovered grade was a direct result of having more mining crews in the higher grade decline section, as the ventilation constraints were relieved.

The decrease in cash costs from US$1,070 per ounce in fiscal 2011 to US$919 per ounce in fiscal 2012 was attributable primarily to the increase in gold ounces produced in fiscal 2012 compared to fiscal 2011 due to the improvement in recovered grade.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 5.3 million tons (1.2 million ounces) (excluding the below infrastructure reserves) will be sufficient for the Evander operations to maintain production until approximately fiscal 2022 at Evander 8. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately R177 million (US$22.8 million) in capital expenditures at the Evander operations in fiscal 2012. The expenditure was primarily for the re-engineering project at Evander 8 as well as ongoing development. The operation has budgeted R95 million (US$11.6 million) for capital expenditures in fiscal 2013 primarily for the upgrading of major equipment, ongoing development and the 8 shaft deepening project. The funding for capital expenditure is expected to come from the operation in anticipation of the conclusion of the disposal.

International Mining Operations

Papua New Guinean Operations and Exploration

Overview

Introduction: Fiscal 2012 was the fourth year of the Morobe Mining Joint Venture between Harmony and Newcrest. The Morobe Mining Joint Venture comprises the following three 50:50 joint ventures:

1.	the Hidden Valley Joint Venture;

2.	the Wafi-Golpu Joint Venture; and

3.	the Morobe Exploration Joint Venture on the surrounding tenement package.

Outside of the Morobe province Harmony has expanded the PNG exploration portfolio with three key projects that are 100% owned:

1.	Mount Hagen in the Western Highlands;

2.	Amanab in the Sandaun Province; and

3.	Tari in the Southern Highlands Province.

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

Exploration expenditure in PNG for fiscal 2012 was US$42.6 million. This breaks down into US$31.8 million as Harmony’s 50% contribution to the Morobe Mining Joint Venture exploration program and US$10.8 million for Harmony 100% projects. Results from exploration work have been highly encouraging, with a major Resource expansion achieved at the

Wafi-Golpu Project, and a number of targets with the potential for major stand-alone gold and copper/gold deposits identified and advanced to the drill testing phase.

Hidden Valley Operation

Introduction: The Hidden Valley Mine is an open pit gold-silver mine and processing plant, managed by the Hidden Valley Joint Venture. Two separate open pits are in operation, being Hidden Valley-Kaveroi (“HVK”) pit, and Hamata pit. The mill has been constructed to process a nominal 4.2 million tonnes (dry metric) of ore per year from the two pits, with de-bottlenecking of the plant planned up to 4.7 million tonnes per year. The mine was officially opened on September 30, 2010.

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

History: Alluvial gold was first discovered at Hidden Valley in 1928 but it was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677. The Hamata deposit was discovered and first drilled by RGC Ltd in 1987 on EL497. The two tenements were subsequently acquired and combined into the one project by Australian Goldfields Ltd (AGF) in 1997. A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners, including one by Abelle in 2003. Harmony extensively reviewed and updated the Abelle feasibility study during fiscal 2006 in order to: (a) reflect changes in the project’s ore body interpretation; (b) incorporate increases in capital and operating costs as a result of energy prices and scarce resources in the mining industry as well; and (c) resolve technical aspects that were outstanding from the previous study. The updated feasibility study was presented to the board during June 2006 with subsequent approval given for construction of the project. In late 2007, Harmony began a search for a partner to partake in all of our PNG mining and exploration activities, culminating in the selection of Newcrest in 2008.

Mining operations: Currently ramping up to full production, the Hidden Valley Mine is expected to initially process 4.6 million tons (short) of ore per annum from ore mined at two open-pits, the HVK pit and the Hamata pit. Currently planned de-bottlenecking is expected to increase the processing rate to 5.2 million tons (short) of ore per annum by the end of fiscal 2013.

The HVK pit, at an elevation of between 2,500 meters and 2,700 meters above sea level, is the larger pit supplying the majority of the ore. The HVK pit is located some 5 to 6 kilometers from the processing plant. The smaller Hamata pit is directly adjacent to the processing plant on the northern side of the processing plant and is at an elevation of between 1,850 meters and 2,040 meters above sea level. The resources are mined in a sequence that sees the low silver, high gold Hamata ore mined in conjunction with the Hidden Valley/Kaveroi oxide/transition ores (high silver), to be followed by the Hidden Valley/Kaveroi primary ores. The plant and infrastructure for the project has been developed in close proximity to the Hamata deposit.

The planned ramp-up throughput rates were interrupted in the third quarter of fiscal 2011, when a conveyor belt splice failed on the Hidden Valley conveying circuit. The work required to reinstate and re-commission the conveyor has been completed with ramp-up to full capacity in progress. Much of the production impact of this event was mitigated via rapid mobilization of additional contractor haulage trucks, which were used to haul ore from the Hidden Valley stockpile to the process plant. As a result of this unexpected situation annual production came in at the lower end of management guidance, with gold recoveries reaching target levels and a significant increase in silver recoveries compared to 2010 levels.

A program to systematically identify constraints in the process plant and to optimize plant capacity and performance is under way. This will facilitate plant throughput rates achieving the target after reinstatement of the Hidden Valley overland conveyor.

After the overland conveyor was re-commissioned in September 2011, increasing capacity of the materials handling system, Hidden Valley was able to raise milled tonnes by 14% in the second quarter. However, production in ensuing months was severely curtailed by natural factors (an earthquake in December and exceptionally high rainfall in January and February 2012), impeding access to high-grade ore. This was exacerbated by infrastructural constraints which included a six-day shutdown mainly due to lack of grid power, the decision to reduce throughput to remediate large quantities of water on the tailings storage facility, fuel shortages caused by flooding, and a 24-hour shutdown to check for damage after the earthquake. By the end of fiscal 2012, monthly annualized throughput had improved to record levels.

Hidden Valley mine was connected to the national electricity grid in fiscal 2011, and is receiving up to 10MW of grid power at night (100% of total requirements) and 5MW during the day. This has already reduced operational costs in terms of trucking diesel to site, with concomitant environmental benefits, and lessened demand on the site’s diesel-fired power station. In terms of the offtake agreement in place, the national utility benefits from securing a large customer which, in turn, will support its infrastructural development and rural electrification program.

In fiscal 2011, additional waste dump capacity was created as part of a long-term strategy to match waste dump capacity to the target mining rate. This ensures that all waste rock mined at Hidden Valley is retained on site and that the potential for impacts on the Watut River is minimized and managed effectively. Innovative waste dump designs that require less rock are addressing this requirement and have allowed a ramp-up in the open-pit mining rate.

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

The Hidden Valley and Hamata Deposits are interpreted as a low-sulphidation or adularia-sericite-type epithermal gold-silver system. The Hidden Valley deposit further forms part of the carbonate-base-metal-gold subgroup, with abundant carbonate vein-gangue. Other gold-silver deposits around the Pacific Rim in this sub-group are Kelian (Indonesia), Woodlark (PNG) and Gold Ridge (Solomon Islands).

Discrete zones of intense stockwork fracture and mineralized veining comprise individual lodes. At the Hidden Valley deposit, gold and silver are related to the flat-lying (Hidden Valley Zone, “HVZ”) and steeply-dipping (Kaveroi Creek Zone, “KCZ”) sheeted vein swarms associated with an underlying shallow thrust. The Hamata deposit gold is contained with structurally controlled shallow dipping veins associated with sericite-pyrite alteration.

Safety: As production ramps up at Hidden Valley, the implementation of a comprehensive risk management strategy is evident in the good safety performance for the year, with no fatalities (2011: none) and only four lost-time injuries, resulting in an LTIFR of 0.75 (2011: 0.2). A key aspect of the risk management strategy is ensuring that each work function is undertaken within a risk management framework, and that hazards are identified and managed to maintain this safety performance.

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

The processing plant and tailings storage facility was built to meet the requirements of the International Cyanide Management Code. Gold production commenced in August 2009 and the plant is currently ramping up to targeted production.

Production analysis:

	Fiscal Year Ended June 30,
Hidden Valley	2012	2011	2010(1)
Production
Tons (‘000)	1,948	1,852	335
Recovered grade (ounces/ton)
- Gold	0.046	0.054	0.045
- Silver	0.440	0.401	0.233
Gold produced (ounces)	88,800	100,246	61,173
Silver product (ounces)	857,540	673,032	222,717
Gold Sold (ounces)(1)	89,315	101,017	53,274
Results of operations ($)
Product sales (‘000)	149,787	139,688	10,422
Cash cost (‘000)	109,595	102,294	8,357
Cash profit (‘000)	40,192	37,394	2,065
Cash costs
Per ounce of gold ($)(1)	1,238	993	1,003
Capex (‘000) ($)	38,168	41,376	71,420

(1)	Production for fiscal 2010 was only for three months and is therefore not comparable to fiscal 2011.

Ore tonnes mined increased 5% to 1,948,000 tons in fiscal 2012.

Tons milled by the plant increased from 1,678,000 in fiscal 2011 to 1,766,000 in fiscal 2012. This was despite downtime to the overland conveyor for belt repairs and extreme wet weather events during the summer adversely affecting the haulage of ore to the mill and from mining operations.

Ounces produced decreased to 88,800 in fiscal 2012 compared with 100,246 in fiscal 2011 due to lower gold grade and lower recoveries.

Revenue increased by 7% to US$149.8 million in fiscal 2012 due to the higher average gold price received.

Cash costs increased from US$102.3 million in fiscal 2011 to US$109.6 million in 2012 primarily due to increased truck haulage and significant strengthening in the Kina against the US dollar.

Cash costs per ounce increased by 25% to US$1,238/oz, due to the lower produced ounces, as well as the other factors mentioned above.

Assuming no additional reserves are identified, and at expected production levels, it is foreseen that the reported proven and probable mineral reserves of 40.9 million tons gold and gold equivalents (1.9 million ounces at 1.5g/t) will be sufficient for the operation to maintain production until approximately fiscal 2025. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Attributable capital expenditure by Harmony during the year was US$38.1 million, which included work on approved mine development (sustaining capital) projects, process plant debottlenecking, new mobile equipment and mine expansion feasibility studies. Harmony’s portion of the capital budgeted for fiscal 2013 is US$50.0 million.

Exploration in PNG

The Morobe JV land holding comprises some 4,726 km2 of tenure. The tenements sit in a broader strategic alliance area where both Harmony and Newcrest operate as JV partners. The tenement package encompasses the Wafi-Golpu and Hidden Valley projects and is a key strategic holding in the Morobe goldfields district. Although prospecting and mining activities date back to the early 1900s, the true potential of the district is only now beginning to crystallise. Fiscal 2012 exploration expenditure for the Morobe JV totaled A$31.8 million and has been very successful.

By far the highlight of the 2012 work program was the expansion of the Golpu copper-gold deposit. However, greenfields exploration continued with work programs undertaken on 24 separate prospects in the Morobe JV area. Exploration statistics for fiscal 2012 include:

•	48,940m diamond drilling; and

•	2,956 surface samples (soils, rock chips, trenches).

The underlying strategy of the MMJV exploration program is threefold:

•	Wafi-Golpu:

•	resource definition and brownfields exploration to develop Wafi-Golpu into a second mining operation for the MMJV; and

•	Wafi transfer — greenfields exploration targeting discovery of additional resources to expand Wafi-Golpu into a mineral district;

•

Hidden Valley district — brownfields exploration in a 10km radius of the Hidden Valley plant to develop resources to replace mining depletion and supplement millfeed with high grade ore, and support expansion; and

•	regional greenfields exploration — develop a project pipeline capable of delivering additional quality resources and sustaining future growth and operations in the province.

Work programs and results for these activities are detailed below.

The drilling success highlights the fact that the region is under-explored and still has significant potential for the discovery of additional multimillion-ounce gold deposits. Accordingly, the Morobe Exploration JV proposes to spend A$74 million on exploration in fiscal 2013, of which A$37 million will be Harmony’s share. This includes drilling costs incurred on the Golpu project resource definition program.

Wafi-Golpu Project

Introduction: The Wafi-Golpu JV prospect is a 50:50 joint venture with Newcrest of Australia. Harmony’s ownership is through its wholly-owned subsidiary, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991, and AGF subsequently farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when it merged with Aurora in 2002. We assumed control of the Wafi Project by way of the acquisition of Abelle in 2003. The project is held under 2 contiguous exploration licenses (EL 440, and EL 1105), totaling 130.5 square kilometers. The Wafi-Golpu Project comprises a porphyry and epithermal copper and gold systems within a 2.5km x 2.5km area and contains numerous lodes including the Golpu copper gold porphyry, the Nambonga gold copper porphyry and the Wafi epithermal gold lodes. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs in the form of extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration.

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

Project Status: The discovery of extensive zones of additional high-grade mineralization at Wafi-Golpu has been one of the most significant in the world this year. The Wafi-Golpu resource has world-class credentials compared with other similar projects: in size, it is substantial, and it has the highest copper and gold grade among its peers in South East Asia. Drilling at Wafi-Golpu during fiscal 2012 focused on deliniation of the existing resource to bring the deposit into reserve and feasibility study. The drilling confirmed the high grade nature of the deposit and added further knowledge in the internal geological structure of the deposit.

The Golpu copper-gold deposit is a nested porphyry system that comprises at least four separate mineralized intrusions. There is strong potential for additional mineralized intrusives along strike from Golpu, at Nambonga, and for additional feeder zones around the margins and at depth below the diatreme. Recent drilling has shown that the upper area of Golpu (Lift1 in the pre-feasibility study) is open to the north and extending closer to surface in this area. The lower portions of the ore body are open at depth and to the east. In overall assessment, the deposit remains hugely prospective and under-explored.

The Wafi epithermal gold system is also expanding, with new zones of gold mineralization discovered off the northern and eastern margins of the diatreme. We have identified additional Wafi-style gold mineralization adjacent to the Golpu porphyry in drill holes designed to target the latter deposit.

The drilling exploration strategy for fiscal 2013 for the Wafi-Golpu project will find a balance between further resource growth, further resource definition and engineering focused drilling for infrastructure and geotechnical system and to expand the known resource through step-out drilling while exploring for more Wafi- and Golpu-style mineralization via brownfields exploration strategies inside the 2.5km2 project zone and greenfield exploration programs along the Wafi transfer structure outside the project zone.

Some of this drilling will specifically target areas of the existing resources requiring additional geotechnical, hydrological and metallurgical information. The majority will focus on resource extension and discovery.

Pre-feasibility study: A pre-feasibility study on Golpu was completed and the results released in August 2012. The study allows the Wafi-Golpu Joint Venture participants to report a substantially increased mineral reserve estimate for Golpu. Block caving is the mining method proposed for Golpu, with two lifts to an aggregate depth of 1.45km. Drilling beneath Lift 2 has returned significant high grade intersections and mineralization remains open at depth. The development capital costs and resulting preliminary valuations demonstrate a sound business case that supports the updated Mineral Reserve estimate associated with developing Lifts 1 and 2 at Golpu.

The Wafi-Golpu Joint Venture partners are engaging with key stakeholders (including the PNG and provincial governments, landholders and community representatives) to ensure clear alignment on the objectives and requirements for the project development, key elements of the next phase of work and how the project would proceed in the medium term. In addition, capital costs which have been estimated to PFS level are now being closely evaluated to assess what opportunities exist to further refine them given the continuing weaker global economic conditions. It is anticipated that, subject to satisfactory resolution on these outstanding matters, Harmony and Newcrest will progress the Golpu project into the feasibility study phase during the first half of 2013.

Highlights of the Golpu pre-feasibility study:

•	Excellent potential for further mineral discoveries in the region.

•	Golpu deposit – a large, low cost, long life, block cave mining operation:

•	Updated Golpu probable mineral reserve estimate containing 12.4 million ounces of gold and 5.4 million tonnes of copper for 38.9 million gold equivalent ounces. (1)

•	Drilling within the Lift 1 post completion of the study have returned higher grades than modelled in the Mineral Reserve, thus there is grade upside potential to the Mineral Reserve estimate.

•	First production by 2019, subject to approvals and feasibility study.

•	Mine life of 26 years and annual production reaches 490 thousand ounces of gold and 290 thousand tonnes of copper during the period 2026 to 2035 under the PFS base case scenario.

•	First quartile cash costs (whether measured by gold or copper unit cost).

•	Estimated capital cost to first production of US$4.85 billion. This estimate is at PFS level and capital costs are undergoing further evaluation with the objective of optimizing these.

•

Harmony has budgeted US$114 million for study and drilling program costs for fiscal 2013 and the Company’s share of expenditure for the feasibility study is estimated to be in the order of US$400 million, over half of which would comprise expenditure on additional resource definition drilling and early stage access decline development.

•

Total capital expenditure to first production occurs over a 6 year period. Harmony expects to be able to fund its share of the capital expenditure largely from operating cashflow (see Investor Day presentation).

•	High grade drill intercepts occur at depth indicating good potential for a third mining lift.

•	Further metallurgical test work is expected to optimize the metal recoveries assumed in the PFS.

•	The Wafi deposit is in concept study, with completion expected later this calendar year.

(1)	Gold equivalent based on US$1400/oz Au and US$3.50/lb Cu with 100% recovery (figures above quoted on a 100% basis with 50% attributable to Harmony).

The PNG Government can exercise an option to take up to a 30% interest in the project as an equity participant in the expenditure up to the grant of the mining lease.

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

Wafi Transfer Structure & Regional Targets

Introduction: The Wafi structural corridor is constrained between the faulted contact of the Babwaf conglomerate and the Owen Stanley metamorphics. It comprises over 25km of strike with 17km covered by MMJV tenements and which host a number of prospects defined by high-tenor gold and copper-gold geochemistry in stream sediment sampling. The entire corridor ranks as a high-priority target for major mineralized gold and porphyry copper-gold systems similar to Wafi-Golpu. Drilling activities focused on the Zimake and Kesiago prospects with target generation along the remainder of the structure.

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

Project Status:

Zimake: The Zimake prospect lies approximately 12 km north-east of Wafi-Golpu. Ridge and spur soil sampling outlined highly anomalous zone of copper and gold in soils, over a 1.5 km area. Peak assays included 0.5 g/t Au and 0.2% Cu. The anomaly is associated with a bulls-eye magnetic target, and is prospective for porphyry copper-gold mineralization similar to Golpu.

Two holes were drilled to test this anomaly. The initial drillholes did not encounter economic mineralization but intersected unaltered hornblende diorite. Minor chalcopyrite occurs as vein infill, with very weak epidote alteration. The presence of chalcopyrite may explain the surface geochemical anomaly however further drilling is targeting the potassic altered hornfelsed margin of the diorite, which may be a focus for mineralization.

Kesiago: The Kesiago prospect lies approximately 5km south-west of Wafi-Golpu on the Wafi Transfer structure. Historical drilling obtained a best drill intercept of 337.4m at 0.25g/t Au and identified potential for a mineralized porphyry system with characteristics similar to Golpu. One hole, KDH009, was drilled and returned a result of 246m at 0.6 g/t Au from surface.

Mineralization is associated with a base metal-quartz-carbonate stockwork zone which decreases in intensity to 400m and transitions to propylitic alteration. The intercept is located at the interpreted intersection of the Nambonga and Rafferty’s fault and may be indicative of porphyry mineralization at depth. A second deep follow-up hole is underway.

Hidden Valley ML Exploration

Brownfields Exploration Project Status: Work to delineate additional resources and delineate high-grade feedstock for Hidden Valley continued on two fronts:

•	generative work targeting the Watut fault commenced. 137 soil samples were collected as part of a systematic program to generate new targets along strike to the northwest of Hidden Valley; and

•	Kerimenge-Kulang trend: drill pad and set-up with drilling underway.

In addition detailed mapping has defined excellent potential for high quality, accessible limestone source immediately north of the Hidden Valley mining lease, on which drilling is currently taking place.

Mungowe/Heyu prospect (EL497): Drilling at the Heyu prospect was designed to test the Morobe Granodiorite for a large scale bulk minable deposit, similar to Hidden Valley. Hole 1 intersected several base metal carbonate zoned below mineralized structures mapped at surface, together with veined and altered granodiorite at depth. Initial results include:

HEYD001:	8m at 1.61 g/t Au from 287m

8m at 0.53 g/t Au from 592m

Results support the interpretation for Au mineralization as “leakage” into hanging wall metasediments from Hidden Valley style mineralization at depth. The results are not economic but encouraging and further work for fiscal 2013 is planned.

Limestone Project: Although not gold related, but certainly important for the operations at Hidden Valley, is a supply of hard rock and preferably limestone. Mapping of the limestone bodies nearby at Hikinangowe and Mungowie over 25km2 was undertaken to define a limestone source for at the site. The exercise has been highly successful with a continuous limestone body mapped over a 4 km strike length, ranging from several to tens of meters thick.

The limestone unit lies approximately 3.5 km north of the Hamata open-pit, is relatively accessible from the mine access road and has potential for significant tonnage with little to no overburden. Access to hard rock and limestone will have a positive influence in reducing operating costs and mitigating Acid Rock Drainage at Hidden Valley.

Other — Morobe regional exploration

The highlight of the regional generative exploration activities is the Garawaria prospect which could be one of the largest and most prospective Au anomalies ever developed on the Morobe tenement package.

Mapping and trenching has revealed significant surface mineralization. 122 trench samples were collected and results have confirmed the prospectivity outlining a bedrock gold target over 600m of strike with +1g/t values. Individual trench results included 99m at 2.11 g/t Au, 12m at 2.06 g/t Au, and 12m at 1.21 g/t Au.

Mineralization occurs associated with a hydrothermal breccia, intensely silicified with abundant dark fine grained pyrite. Dickite and alunite identified with the mineralization suggests a high sulphidation epithermal system and potential for porphyry copper gold mineralization at depth.

A drill program is planned for fiscal 2013.

Regional greenfields exploration work continued over the other tenements to develop the project pipeline.

100% Harmony PNG tenements

A total of A$10.5 million (K23 million) was spent on greenfields exploration outside of the Morobe JV on Harmony-owned projects in fiscal 2012 where work is now focused on three key projects:

•

Mount Hagen: One of the highest tenor copper-gold anomalies in the belt of rocks extending between the Frieda River and Yandera Cu-Au-Mo projects, targeting on the Kurunga intrusive complex (porphyry-related gold, copper and molybdenum) and a major epithermal gold target at Penamb prospect;

•	Amanab: Located in Sandaun Province of western PNG, some 160km north of the Ok-Tedi copper-gold mine, targeting vein stockwork hosted gold mineralization; and

•	Tari: Located in the Southern Highlands Province, around 50km south-west of Porgera, targeting porphyry copper-gold and associated gold – base metal skarn mineralization.

HGEL now holds interest in over 4,254km2 of exploration tenure in PNG. A budget of A$14 million has been approved for fiscal 2013.

HGEL tenement portfolio:

Mount Hagen Project (Harmony 100%)

Introduction: The Mount Hagen project forms a contiguous block of tenure covering 994km² in the Western Highlands region. Over the past two years, exploration work at Mount Hagen focused on the Kurunga Intrusive Complex with the aim of completing first pass exploration over the target by December 2012.

Project Status: Drilling has been completed at Kurunga, Penamb and Bakil prospects for a total of 10,200m. Reconnaissance exploration activities comprised of ridge and spur soil sampling and mapping, rock chip and stream sediment sampling. Three main anomalies have been identified, with a copper-gold system at Kurunga prospect, epithermal-style gold mineralization at Penamb East and a copper-molybdenum porphyry system at Penamb (possibly similar to the Yanderra Cu-Mo porphyry). Drilling to date has defined a 400m zone of +0.1% copper at the Penamb porphyry prospect associated with outer potassic style alteration.

All five drill holes have obtained significant intercepts of anomalous copper mineralization:

PNDD001;	285m at 0.1% Cu, 83 Mo from 63m

PNDD002;	144m at 0.1% Cu, 27ppm Mo from 32m

190m at 0.1% Cu, 47ppm Mo from 193m

PNDD003;	225m at 0.1% Cu, 87ppm Mo from 456m

PNDD004;	379m at 0.1% Cu, 135ppm Mo from 198m

PNDD005;	264m at 0.13% Cu, 107ppm Mo from 20m

Follow-up drilling during fiscal 2013 aims to expand this footprint and determine vectors to high grade mineralization.

To the north-east of Penamb prospect on EL1611, a 3km anomalous zone in excess of 0.5 g/t gold has been defined from stream sediment and soil sampling programs which will also see drill testing over the coming months.

Amanab Project (Harmony 100%)

Introduction: The Amanab Project covers 466km² in the West Sepik Province and encompasses the Amanab alluvial goldfield, which is one of 17 recognized alluvial goldfields on the PNG mainland.

Regional geology includes Cretaceous metamorphic (phyllites, slates, marble and volcanics) intruded by younger metadiorites and there is a major anomalous stream sediment footprint. Magnetic anomalies at Amanab may reflect intrusions at depth and as an under explored area with no drill testing for the hard rock source it makes it highly prospective for large-scale epithermal gold deposits (+2Moz) and porphyry copper-gold deposits.

Project Status: Ridge and spur soil sampling has been encouraging with first pass sampling returning values up to 13.8 g/t gold. 70 line km’s of mapping has also been undertaken on the project and over 1100 surface samples collected. As a result a high tenor gold anomaly with a footprint of over 5km of strike and rock chip values to 39 g/t gold has been developed, associated with northwest trending structural breaks in the magnetics. Drill testing is being planned.

Tari Project (Harmony 100%)

Introduction: The Tari Project consists of one granted exploration license and one exploration license application encompassing some 2,804km2 of tenure in the Southern Highlands. Regional data assessment identified the tenements as being highly prospective for an Ok-Tedi-style copper-gold system. Key porphyry-epithermal gold targets have been identified at Kopiago and Parero Creek on the Porgera transfer structure some 30 km southwest of Mount Kare. Geologically the tenements are located in Miocene carbonates, intruded by Late Miocene/Pliocene dioritic to monzonitic intrusions within the Papuan Fold Belt. The Lake Kopiago magnetic target is conspicuous as being intensely fractured by dominant NE trending fault systems, similar to the Porgera NE trending transfer.

Project Status: Following the tenement grant in March 2012, field work at Kopiago has included reconnaissance mapping and a detailed airborne magnetic-radiometric survey. Results have highlighted a bulls-eye magnetic target associated with strong pervasive propylitic altered intrusives. Previous explorers identified lead, zinc, and copper mineralization associated with hornblende porphyry sills intruding limestone, and gold bearing magnetite skarns on the perphery.

REGULATION

Mineral Rights

South Africa

South African law no longer provides for the separate ownership of surface and mineral rights. Prior to the promulgation of the MPRDA on May 1, 2004, it was possible for one person to own the surface of a property, another to own rights to precious metals, and yet another to own rights to base minerals. In terms of the MPRDA, all mineral rights in South Africa are now vested in the South African State. The principal objectives of the Act are:

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

Under the MPRDA, tenure over established mining operations is secured for up to 30 years (and renewable for periods not exceeding 30 years each thereafter), provided that mining companies applied for new-order mining rights over existing operations within five years of May 1, 2004, or before the existing right expired, whichever was the earlier date and fulfilled requirements specified in the MPRDA, its Regulations and the Mining Charter.

The Mining Charter was signed by the government and stakeholders in October 2002 and contains principles relating to the transfer, over a ten-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs, as defined in the Mining Charter. An interim target of 15% HDSA participation over five years was set and to this end, the South African mining industry committed to securing financing to fund participation of HDSAs in an amount of R100 billion within the first five years of the Mining Charter’s tenure. The Mining Charter provides for the review of the participation process after five years to determine what further steps, if any, are needed to achieve the 26% target participation. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a “Scorecard”, in which the levels of compliance with the Mining Charter can be ticked-off after five and ten years respectively. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production (mineral beneficiation), such as jewelry-making and other gold fabrication, in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resource and skills development; employment equity; procurement beneficiation and direct ownership. In addition, the Mining Charter addresses socio-economic issues such as migrant labor, mine community and rural development, and housing and living conditions.

Following a review of the progress made by the mining industry after five years of implementing the provisions of the Mining Charter, the DMR recently amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirements by mining companies to:

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

We have already complied with the requirements of the Mining Charter, with regards to HDSA ownership and our effective ownership as defined by the Mining Charter is 28%. We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights” and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-region basis.

The conversion of mining rights for our operations were granted except for the Doornkop extension (part of the tribute agreement with Durban Roodepoort Deep) and the Lorraine mining right have not been converted as yet. However, both applications for conversion were submitted for approval before the deadline. The Doornkop extension has been approved by the regional office of the DMR but it is still with the Black Economic Empowerment department of the DMR at its head office. Other than these two areas awaiting final approval from the DMR, all of our mining areas are secured/supported by new-order mining rights.

The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For fiscal 2012, the average royalty rate for our South African operations was 0.92% of gross sales.

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

In PNG, Morobe Consolidated Goldfields Limited and Newcrest PNG 1 Limited hold a mining lease and various exploration licenses granted by the Minerals Resource Authority for the Hidden Valley Project. Both parties have obligations under a memorandum of agreement with the state, local government and the landowners.

Wafi Mining Limited and Newcrest PNG 2 Limited hold various exploration licenses granted by the Minerals Resource Authority for the Wafi-Golpu Project, and have entered into a compensation agreement with landowners on one of its exploration licenses.

HGEL manages three main project areas which include the Amanab project in the Sandaun Province, Mount Hagen project in the Western Highlands Province and Tapini project in the Central Province. A fourth project area, Tari project in the Southern Highlands was granted a tenement in 2012 and another application remains pending.

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

South Africa

Harmony has recently approved its environmental strategy which is geared towards:

•	managing the business with environment as an integral part of the business processes;

•	focusing relentlessly on effectiveness of risk controls;

•	reducing the environmental liability in the organization; and

•	create a sharing, learning, challenging and innovative environmental culture.

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

In support of the above strategy, our environmental policy stipulates that:

•

By the very nature of our business, we impact on the environment yet we aspire to leaving a net positive legacy wherever we operate. Excellence in environmental performance is essential to our business success.

•	Wherever we operate, we aim to prevent pollution, or otherwise minimize, mitigate and remediate, harmful effects of our operations on the environment.

•	We will ensure that compliance with all applicable environmental laws and regulations is the foundation on which we build our environmental performance.

•

We will promote active partnerships with government, community, labor and other relevant organizations for environmental protection and conservation at international, national, regional and local levels.

•	We will develop, implement and maintain environmental management systems to drive continual improvement throughout Harmony.

•	We will set and achieve targets that promote efficient use of resources and reduce environmental exposure, and will report on progress to relevant internal and external stakeholders.

•	We will manage hazardous substances safely and responsibly.

•	We will contribute to biodiversity protection considering ecological values and land-use aspects in investment, operational and closure activities.

•	We will ensure transparent engagement or environmental issues with communities affected by our operations and consider their views and concerns in our decision-making.

•	We will close our mines in a manner that allows for reclamation of land by self-sustaining communities.

To address and minimize the impact of the Company’s operations on the environment, taking into account regulatory requirements, the board has approved a number of five year targets relating to emissions to air, water consumption and usage, energy consumption, recycling and land use based on fiscal 2008, namely:

•	Compliance

The Company will reduce the number of significant incidents to zero.

•	Air Pollution

All sites with emissions >100,000 tonnes per year CO2 equivalent have achieved the target of having and maintaining energy conservation plans.

Harmony’s aggregate group target for reduction in energy consumption per ton milled is 10% by 2013, based on a 2005 base year.

Harmony’s aggregate group target for reduction in GHG per ton milled is 5% by 2013, based on a 2005 base year.

•	Biodiversity

All sites will have a biodiversity action plan by 2013, which is subject to impending changes to legislation.

•	Water Management

The aggregate group target for reducing fresh water consumption per ton milled is a 5% improvement by 2013, based on a 2008 base year.

The aggregate group target for recycling water is 5% by 2013, based on a 2008 base year.

•	Land Use

The aggregate group target is a 5% reduction in the land available for rehabilitation.

•	Energy Management

Each operation exceeding 100 000 tonnes CO2e emissions must develop and maintain energy conservation plans by 2012. Group aggregate target of a 10% reduction in energy consumption by 2013, based on a 2005 base year.

Environmental performance

Use of resources

Water

Harmony’s operations use significant amounts of water, and access to this resource is vital for the growth of our assets. Although we have an adequate supply at present, water is fast becoming a competitive resource. A group-wide campaign to reuse process water and optimiz e water retreatment is producing excellent results.

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

KOSH acid mine drainage: Harmony carried a third of the costs of pumping and treating fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (“KOSH”) Basin for nearly five years. This followed a directive from the Department of Water Affairs. Once the land in question was sold to another mining group in 2009, Harmony requested the department to withdraw the directive given that the relevant section (section 19) of the National Water Act does not provide for holding people responsible for pollution in perpetuity once they are no longer connected to the land. After the department refused to withdraw the directive, Harmony lodged an application in the High Court to have this set aside. The case was heard in October 2011 and judgment handed down in June 2012. The judge dismissed Harmony’s application to have the directive set aside and made no order on cost, stating his view that Harmony was not a frivolous litigant as it “… raised constitutional issues of importance aimed at vindicating a constitutional principle of legality”. Harmony has applied for leave to appeal. Potential exposure to the Company at June 30, 2012 was approximately R26 million.

Our current focus is on improving our understanding of the groundwater and surface water regimes. In the last year, geo-hydrological assessments were undertaken in the Free State region, at Evander, Kalgold and Doornkop. In terms of acid mine drainage, the studies confirm there is no risk of decant from the Free State operations, Evander or Kalgold. From the perspective of surface water pollution, rehabilitation is being prioritized at the joint metallurgical scheme site and the acid plant site in the Free State, as well as at decommissioned shafts in the Free State, Winkelhaak and Deelkraal plants.

Water is being discharged from our Doornkop operation under directive but is in the process of being licensed. Based on the draft licence received, Doornkop is able to comply with its licensing conditions. An intensive water-monitoring program is in place and reporting to the regulator takes place routinely.

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

After the electricity supply crisis in 2008/2009, domestic tariffs have increased steadily and are scheduled to rise further in the year ahead. Following a 25% hike in fiscal 2010 and 2011, with a further 16% in fiscal 2012, and are expected to increase by 16% in fiscal 2013. These cumulative increases have catapulted energy efficiency from an environmental consideration to a business imperative.

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

Climate change and greenhouse gas emissions

Harmony remains focused on reducing the use of fossil fuels and developing initiatives to mitigate and absorb GHGs to reduce its carbon footprint. During fiscal 2012, our total electrical energy use dropped 5.7% to 3,354,273MWh (fiscal 2011: 3,428,706MWh) for our South African operations.

In 2011, Harmony submitted its fourth response to the Carbon Disclosure Project. The year-on-year progress is encouraging; in fiscal 2012, we scored 91% to rank 4th of 71 companies (in fiscal 2011 we scored 74% to rank 17th among 71 companies).

GHGs are emitted directly by Harmony’s operations and indirectly as a result of consuming electricity generated by external utilities. Emissions from electricity consumption are indirectly attributable to Harmony’s operations. There are currently a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, in various phases of discussion or implementation.

The countries in which Harmony operates – South Africa and PNG – are non-Annex I countries and do not have emission reduction targets under the Kyoto Protocol in the first commitment period, ending 2012. Following recent environmental summits, including the one hosted in South Africa in 2011, South Africa has committed voluntarily to 30% clean energy by 2025, aiming for the country’s GHG emissions to peak by 2020–2025, plateau for a decade and then decline by 40% by 2050. These targets were set out in the National Climate Change Response Policy, endorsed by the South African cabinet in October 2011.

In line with this aim, the country’s key carbon-emitting sectors, including energy and transport, have until October 2013 to finalise ‘carbon budgets’ and appropriate strategies to support these targets. Adopting a carbon budget model reflects government’s acceptance of the relative energy and carbon intensity of the economy and the need to create the setting required for industries to make the transition to a more carbon-constrained environment.

The Minister of Water and Environmental Affairs noted that government would actively consult with industry on developing carbon budgets to identify an “optimal combination” of mitigation actions to strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilise GHG concentrations.

In February 2012, the South African finance minister announced that a carbon tax would be implemented in the financial year spanning 2013–2014. The proposal is to implement the tax at a fairly low level, and define a rising price path over time – at this stage, a carbon tax of US$16/t (South African R120/t of CO2e) is expected in 2013, increasing annually to 10% by 2019.

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

While Harmony is not conceptually opposed to using financial instruments as incentives in reducing emissions, we are concerned about the potential impact on the industry’s competitiveness. We are working with both the industry task team on climate change and the Chamber of Mines to understand the implications for our business and optimal mechanisms to further promote emission reduction.

Harmony’s exposure to Australian legislation is limited as the operations we owned there have been sold or are under care and maintenance. PNG’s national office of climate change and environmental sustainability is studying the potential for future economic growth to be driven by renewable energy. Along with other Pacific Island countries, PNG has adopted a framework for action on climate change 2006 to 2015 and a disaster risk reduction and disaster management framework for action. The implications of these structures on Harmony’s operations in PNG have not yet been established and studies are on-going.

The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to 15% of Harmony’s operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.

ISO14001 implementation

An ISO14001 Environmental Management System (“EMS”) is being introduced progressively across our operations, and it is planned that the implementation program at the longer-life operations will be completed in 2013. In fiscal 2010, Harmony reviewed its strategy on ISO 14001, deciding that all operations would comply with these standards while all new and long-life assets would be ISO-certified within three years. This decision was aligned to our business strategy for scaling down certain operations while developing others. Given that a few of our assets are reaching the end of their lives, implementing a certification system would add only short-term value. At these operations (Deelkraal and Winkelhaak), the emphasis is on designing and implementing closure plans in line with ISO principles. Long-life assets that will benefit from continuous improvement were therefore prioritized for certification. These long-life assets are: Doornkop, Evander 8, Kusasalethu, Kalgold, Bambanani, Unisel, Masimong, Phakisa, Tshepong, Saaiplaas, Target 1 and 3, Joel and all new projects.

In fiscal 2010, Harmony reviewed its strategy on ISO 14001, and all operations now comply with these standards while all new and long-life assets will be ISO-certified by fiscal 2014. This approach is aligned to our business strategy for building on growth and long-term assets. As a few of our assets are reaching the end of their lives, implementing a certification system adds only short-term value. At these operations (such as Deelkraal and Winkelhaak), we are designing and implementing closure plans in line with ISO 14001 principles. Long-life assets that will benefit from continuous improvement were prioritised for certification. These include Doornkop, Evander 8, Kusasalethu, Kalgold, Bambanani, Masimong, Phakisa, Tshepong, Target 1 and 3, Joel and all new projects.

In fiscal 2011, Doornkop plant and Kusasalethu were certified to ISO 14001 standards. Evander shaft was certified in the first quarter of fiscal 2012, with certification for its plant and tailings facility planned for March 2013. Kalgold was certified in the first quarter. Tshepong, Phakisa, Masimong, Target shaft, Target plant and Harmony 1 plant received ISO 14001, OHSAS 18000 and ISO 9000 certification by the end of fiscal 2012. Implementation at other operations is ongoing, and action plans to address all high-risk impacts are under way.

Our PNG operations are on track for certification in fiscal 2013 should the Hidden Valley JV decide to pursue that option.

The EMS forms the basis for the implementation of the environmental policy and monitoring compliance, while the Environmental Management Program Report (“EMPR”) developed in line with legislative requirements, contains specific as well as general principles governing environmental management during the life of the mine. The EMPRs identify individual impacts, mitigation measures and rehabilitation requirements.

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

Environmental management and auditing

As required by the MPRDA, an environmental management program have been drawn up for each operation, submitted and approved by the DMR. These plans are amended when necessary and resubmitted to the department.

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

Harmony received no environmental fines or sanctions in fiscal 2012.

Significant environmental incidents

Significant incidents are defined as those that have an impact outside the Group’s boundaries, which may cause irreparable harm or which require significant expenditure to remedy. In fiscal 2012, the following significant environmental incidents were reported:

•	Kusasalethu – return water dam overflow after failure of mill return water pumps;

•	Doornkop – shaft sewage overflow following cable theft;

•	Kalgold – failure of French drain during contracted maintenance work;

•	Kalgold – unauthorised stockpile of low-grade ore;

•	Evander (Kinross) – return water dam overflow into Grootspruit after heavy rainfall;

•	Steyn 9 – municipal sewage was discharged into dam, which resulted in an overflow into the receiving environment;

•	Saaiplaas – slimes delivery pipeline burst;

•	Section 55 instruction issued by DMR for fugitive nuisance dust emanating from the slimes dams.

All these issues are being addressed through our EMPs.

A few localised environmental incidents were reported in PNG in fiscal 2012, but most were not considered significant as they had no effect on the ecosystem. All incidents were fully addressed.

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

The accumulated amount in the various South African rehabilitation trust funds was US$243 million at the end of June 2012 (2011: US$275 million), while the total rehabilitation liability was estimated at US$301 million (2011: US$343 million). We have guarantees for the environmental liabilities amounting to US$47 million. During the year, we contributed US$6 million to the trust funds.

The assets of each mine within each fund are ring-fenced and may not be used directly to cross-subsidize one another.

Papua New Guinea

Our PNG operations are in various phases of activity including exploration, pre-feasibility study and operations build-up. We are subject to applicable environmental legislation including specific site conditions attached to the mining tenements imposed by the PNG Government Department of Environment and Conservation (“DEC”), the terms and conditions of operating licenses issued by the PNG MRA and DEC, and the Environment Permits for water extraction and waste discharge issued by DEC.

All PNG operations have departments and personnel dedicated to environmental matters who are responsible for implementing the Company environmental management programs, monitoring the impact of mining on the environment and responding to impacts that require specific attention outside of the normal program of environmental activities.

Environmental management and auditing

A framework for a Sustainable Business Management System (“SBMS”) is being developed which will comply with relevant Australian and international standards and principles for safety, environment, quality and sustainable development (including AS/NZS ISO14001: Environmental Management Systems, Equator Principles, and the Cyanide Code). This system will be implemented at Hidden Valley during fiscal 2013 and will be implemented at all other MMJV operations in 2014

The PNG DEC commissioned a third party compliance audit of the Hidden Valley mine in 2010 following stakeholder concerns about sedimentation impacts on the Watut River. This led to the development of a DEC-approved environmental improvement plan to address compliance concerns and the appointment of an external stakeholder advisory panel. The Hidden Valley joint venture partners are systematically implementing the environmental improvement plan to the satisfaction of the DEC and local landowners. The project’s relationship with key stakeholders remains good and the joint-venture partners continue to be guided by advice from the stakeholder panel and the technical advisory committee.

Use of resources

Water

The Hidden Valley mine receives an average of three meters of rain each year, coupled with annual evaporation of about 1 meter. The excess rainfall, combined with steep unstable topography, creates significant water management challenges for the project. Rainfall run-off must be controlled to prevent erosion and sediment run-off to the river system. Site-water use must also be conserved to limit volumes of contaminated waste water discharged into the river system. These waste-water streams include sewage effluent and discharge water from the tailings storage facility (“TSF”).

Conserving process water is particularly important because TSF discharge water must first be treated to remove cyanide, and then filtered through activated carbon to remove contaminants prior to discharge. Water is only discharged to maintain a small ponded area on the TSF which, in turn, is necessary to maintain the integrity of the TSF. The minimum volumes of raw water are therefore drawn from the river system for key processes. This draw, however, in combination with high rainfall and low evaporation creates a high positive water balance, necessitating a high rate of discharge from the TSF and limiting the opportunity for process water recycling. Minimizing raw-water use is also important in protecting the project against occasional El Nino droughts when volumes of available river water are greatly reduced.

As a result of the strong focus on limiting raw-water use, the associated draw for the process plant at Hidden Valley mine reduced during the year, from 1,561,000m3 in 2011 to 1,011,522m3 in 2012.

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

The joint venture’s fiscal 2011 annual environmental report, as submitted to the DEC, highlighted a number of performance improvements at Hidden Valley compared to the prior year. Notably, sediment emissions were halved and there was no deterioration in levels of dissolved metals at the Nauti compliance point.

Since 2010, we have made significant progress in reducing mine-related sediment in the river.

Energy consumption

In the third quarter of fiscal 2011, Hidden Valley was connected to the new hydropower transmission line, part of the PNG electricity grid. While Hidden Valley is currently only drawing 45% of its requirements from the national grid, this has already significantly reduced reliance on diesel-generated power on site and the amount of fuel to be trucked to this remote site. Management is cautiously confident of securing a higher percentage of grid power in fiscal 2013, with the target of 95% hydro power within the next two years.

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

Harmony is developing a framework for an internal GHG management strategy, including standardized emission measurements and estimation techniques at PNG. In the past, GHG emissions in PNG were only direct and treated as scope 1 emissions as these were derived from diesel generators with no electricity purchased. This changed in fiscal 2011 because Hidden Valley mine, previously under construction, is now fully operational, and was connected to the national grid in March 2011.

Significant environmental incidents

A few localised environmental incidents were reported in PNG in fiscal 2012, but most were considered insignificant as they had no effect on the ecosystem. All incidents were fully addressed.

Financial provision

A closure plan has been developed for Hidden Valley, with a provision for rehabilitation and closure liabilities of US$48.7 million.

Health and Safety Matters

Legislation

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

Australia, via each state and territory has a well regulated system of occupational health and safety (“OH&S”), comprising legislation (through acts and regulations) and codes of practice. Australia is moving to National OH&S legislation, and draft legislation has been circulated to the various levels of government and industry for consultation. Some of the draft legislation specifically applies to the mining industry, including specific legislation and extensive codes of practice and guidelines. There is also a well-developed certification and licensing system for employees for the usage of certain items of plant and equipment. The legislation governing this area also refers to the many Australian Standards - specifically AS/NZS 4801, which is the Australian Standard and New Zealand Standard for Occupational Health and Safety Management Systems. In the event of injury while at work, employees are protected by a compulsory workers compensation scheme, which are different for each state.

PNG has a significant mining industry, and a developing system of OH&S. The PNG Mining (Safety) Act of 1977 is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply.

Management approach to safety

Harmony’s objective is to eliminate all work-related injuries. To accelerate the execution of our safety and health strategy and further improve safety performance in South Africa, we created an executive position for safety and health in August 2011. The appointed executive has over 18 years’ experience in the mining industry and a good understanding of underground conditions and the working environment to which our underground workers are exposed. Each operation is monitored monthly using a formal review system, while major safety issues are reviewed annually during the health and safety workshop.

Our safety strategy includes behavioural aspects, competency training and development, as well as research and new technologies. We believe safety in the workplace can be addressed only through a co-operative approach that ensures the right infrastructure is in place – from systems and planning, to communication and training. We also believe management and employees must accept joint responsibility for their actions. It is therefore imperative that the working environment empowers people – management, supervisors, workers and union representatives – to stop work and withdraw from the mining area when they feel it is unsafe, or prevent others from acting in an unsafe way.

Equally, safety is about attitudes and mindsets. We have renewed our focus on implementing, communicating and reinforcing safety in the workplace, and created a centralised safety function to coordinate initiatives between regions and mines.

Guided by an occupational health and safety policy, our cooperative health and safety management framework involves the active participation of management, unions and DMR representatives at all levels, and is aligned with the MHSA.

Safety is a key performance indicator for management and a key component of performance reward for our people. Historically, these bonuses were based on reactive performance measures – we are now developing ways to assess performance on proactive measures.

In line with Harmony’s 2013 milestones, safety management and performance targets have been set, and integrated into the performance parameters at each operation. The 2013 safety milestone is a fatality rate of 0.03 per million hours worked, as agreed by the CEOs of all mining companies and the Mine Health and Safety Council at the 2003 industry safety summit. At Harmony, the steady improvement in the LTIFR is encouraging and proves that the foundation of better safety performance built over the last five years remains intact. Although the long-term trend for both fatalities and LTIFRs is firmly downwards, we accept that we have some way to go to reach these goals. Early results from the major safety initiative under way are encouraging, as detailed in the body of this section.

Health and safety committees are in place at all operations, as required by the MHSA, and full-time health and safety stewards and health and safety representatives have been appointed. There were 61 full-time health and safety stewards in place at the South African operations in fiscal 2012. These committees comprise management and elected employee representatives to ensure the active participation of our people in safety and health management. All safety representatives receive additional training in line with revised Mining Qualifications Authority standards. The committees meet monthly to discuss employee health and safety issues, and formal health and safety agreements are in place at all operations to deal with related issues.

Initiated by the chief executive officer, over the past ten months Harmony has instituted a focused and multifaceted drive to transform the Company’s approach from reactive to proactive by improving the safety culture across all operations through a high-level internal review, developing a short-term action plan, completing a gap audit with field verification, implementing a Harmony culture alignment program and through integrating both the safety management standards (management systems) and safety culture initiatives (people) to function as one strategy.

The first step towards a more sustainable safety performance was to improve our safety management framework. IRCA Global – an internationally-recognised company with expertise in the field of safety, health, environmental and quality management – was contracted to perform a gap audit against global standards in Harmony’s South African operations. Nine operations received total scores above 80%, and five received three- or four-star ratings under international standards. However, common critical shortcomings in safety management identified during the audit were quality of issue-based and continuous risk assessments, managing change, technical planning in terms of risk, managing close-out actions and leadership controls.

Following the review, an improved safety framework for Harmony is being developed and aligned to world best practice (OHSAS 18001). We plan to roll this out during fiscal 2013 and fiscal 2014 in tandem with appropriate training.

A high-level internal safety audit team of mining and safety experts was established in the third quarter of fiscal 2012. The team’s main objective is to verify conditions in risk areas at Harmony’s operations and establish the effectiveness of existing management systems to ensure the safety of employees. The team will also review the implementation level of strategic health and safety programs and standards at all operations. The first audit was completed at Joel in the third quarter of fiscal 2012, and it will take six months to cover all South African operations. Each audit report is reviewed by the chief executive, who ensures gaps are effectively addressed.

Safety literacy remains a material issue. To address this, e-learning programs (spanning safety and refresher training) are in place at Masimong, Tshepong, Phakisa, Target and Doornkop. In addition, pictorial briefs are used at shaft level and we are implementing virtual reality training to improve risk identification.

In South Africa, the DMR remains vigilant about ensuring compliance with safety legislation. Harmony continues to work closely with the department to resolve issues, minimize safety stoppages and ensure that all safety standards are implemented and enforced at our operations. In fiscal 2012, Section 54 stoppages (for safety) by the DMR resulted in an estimated 1,570kg of lost gold production for Harmony.

Safety performance at Hidden Valley in PNG is monitored by Harmony’s regional executive committee. As this is a line management responsibility, safety managers at each operation report through steering committees to this executive committee, which in turn reports to the Harmony executive committee, social and ethics committee and technical committee of the board. Safety strategy is guided by Harmony’s health and safety policy.

In PNG, the joint venture partners continue to make good progress in developing a sustainable business management system aligned to ISO standards. Following the ISO 14001 phase 1 certification audit in 2012, the system will be externally audited every two to three years against these standards. The partners also developed a crisis and emergency plan during fiscal 2012. Identifying and managing workplace hazards is an important element in improving safety performance in PNG, with site-level risk assessments ensuring each job is completed safely and efficiently. In addition, the hazard identification and risk assessment approach is being successfully implemented, supported by ongoing training and coaching.

Performance is measured against agreed indicators. In fiscal 2012, field-level risk assessments were successfully rolled out at Hidden Valley mine and the top ten risks for each section identified. This was accompanied by further education for the workforce, and specific training for high-risk aspects such as defensive driving. Following a safety management plan review with all contractors in the prior year, specific safety performance indicators were developed for each contractor as per the requirements of the PNG Mineral Resources Authority and monitored monthly by safety managers during the review period. The benefits are expected to result in an improved LTIFR for the new financial year.

At the Wafi -Golpu site, a dedicated manager is developing the health and safety management plan. Site-specific controls have reduced vehicle incidents, while improved drainage and monitoring processes are reducing the potential for landslides.

Criminal mining

In South Africa, illegal mining remains a concern at many Free State gold operations, not only Harmony mines. In addition to significant safety and health risks for our own employees and for the illegal miners, there is a substantial associated cost in terms of destroyed assets and infrastructure, security and loss of skills (if employees are involved). Ultimately, this impacts on investment and job creation.

Illegal mining is a complex issue, and there is no simple solution. We are encouraged by the rising level of cooperation between mine managers, authorities, unions, employees, communities and non-governmental organisations.

We continue to liaise with the DMR, the South African Police Service, the South African Justice Department, private security companies and affected communities. In fiscal 2010, the charge for illegal mining was amended from ‘petty’ to ‘serious’ by the Department of Justice and Correctional Services. We believe that prison sentences, as opposed to negligible fines, are a stronger deterrent.

Harmony is making good progress in combating illegal mining. While these criminal activities continued on both surface and underground operations, enhanced access control and underground security processes are proving effective. We continue to focus on communicating the risks and consequences of illegal mining and fraud to our own workforces, and our zero-tolerance approach has seen the number of employees dismissed for related offences rising from 133 in fiscal 2011 to 153 in fiscal 2012. In the past five years, the trend is downwards, reflecting both the security measures in place and growing awareness of Harmony’s zero-tolerance approach.

Healthcare services

Harmony values the health and well-being of all its employees and the communities affected by its activities. The Company is therefore committed to preventing all illnesses — not only occupational illnesses but other lifestyle diseases such as hypertension, diabetes and HIV — through continued medical surveillance, active case finding, early detection and treatment as part of an integrated managed healthcare system. As part of our strategy, we participate in state initiatives such as tuberculosis (“TB”) and HIV programs.

Harmony Healthcare provides tertiary, secondary and primary healthcare as well as occupational health services to around 80% of its employees through Company-managed healthcare facilities and preferred provider arrangements. In South

Africa, the annualized cost of healthcare delivery is around 10% of Harmony’s total labor cost. Company-owned facilities currently include two private hospitals, two private pharmacies and various shaft-based medical stations. Casualty departments at the private hospitals provide 24-hour emergency services to local communities and to Company employees.

The health and well-being of the balance of Harmony employees, their dependents and contractors is ensured through medical aid membership or third-party service providers, as part of their employment benefits.

For fiscal 2012, the former medical station at Target operated as a fully-fledged health hub, providing an integrated, proactive healthcare service. The Target health hub is a particularly good example of a proactive and integrated pilot project to bring primary, occupational and wellness services closer to the mine. This model and approach is being rolled out at other mines in the Company to improve the quality of healthcare, reduce the cost of centralized healthcare services and improve labor availability and productivity.

In the first of these roll-outs, the Evander health hub opened in February 2012 with a celebratory health day supported by the DMR. Encouraging indicators include an absenteeism rate below the Company average and strong employee support for proactive initiatives focused on wellness.

Harmony Healthcare continues to entrench a proactive strategy, focused on preventative healthcare. Integrated individual healthcare is now provided to employees, supported by management information systems that enable the Company’s healthcare team to monitor and track the risk profile of individuals in terms of health and well-being. This forms the basis of individual disease management plans which are continually reviewed to assess progress. In addition, ongoing training for healthcare professionals is producing significant long-term benefits.

This healthcare initiative supports Harmony’s strategy to ensure continued health improvements and is leading to notable improvements in employee attendance and workplace productivity.

Occupational health

In compliance with the Mine Health and Safety Act, medical surveillance continued at the group’s four medical surveillance centres. Medical surveillance examinations were conducted including entry examinations (for new employees), annual examinations, exit (end of service) examinations, and out-of-cycle examinations (for transfers, for example).

In PNG, medical centres at Hidden Valley, Wafi and Wau provide full-time primary healthcare and occupational health surveillance to employees, dependants and the local community. While the Wau centre is only available to dependants and community members for emergencies, four community health facilities provide services at Babuaf near Wafi and Nauti, Kwembu and Winima near Hidden Valley.

Harmony aligns its reporting on occupational health statistics to international standards such as the International Labour Organization code of practice on recording and notification of occupational accidents and diseases, as well as the MHSA. Where employees are diagnosed with a compensable occupational illness, Harmony submits details on their behalf of the relevant bodies, depending on the illness and associated legislation. Harmony contributes annually to The Medical Bureau for Occupational Diseases – a statutory body responsible for certification and compensation under the Occupational Diseases in Mines and Works Act of 1973 and the Rand Mutual Assurance Company – an industry body providing compensation under the Compensation for Occupational Injuries and Diseases Act of 1993.

In South Africa, the primary occupational health risk areas in fiscal 2012 were noise-induced hearing loss (“NIHL”), occupational lung disease including silicosis, TB and other HIV-related illnesses, and heat stress. In PNG, the primary health risks at Hidden Valley were upper respiratory tract infections (“URTIs”) and malaria, neither of which are occupational illnesses. However, given the impact on our workforce and communities, we have invested considerable financial and human resources in proactively combating these conditions.

Noise-induced hearing loss: Harmony is committed to industry milestones for NIHL under the auspices of the Mine Health and Safety Council (“MHSC”):

•	after December 2008, the hearing conservation programs implemented by the industry must ensure no deterioration in hearing greater than 10% among occupationally-exposed individuals; and

•	total noise emitted by all equipment in any workplace must not exceed 110dB(A) at any location (includes individual pieces of equipment) by December 2013.

The hearing conservation program at Harmony includes issuing individually moulded hearing protection devices for working areas with high noise levels. This includes all categories of underground employees and selected categories of surface occupations.

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

Silicosis

Silicosis is linked to long-term exposure to quartz silica dust and can cause increased susceptibility to TB. Under the auspices of the MHSC, Harmony committed to the following milestones:

•

95% of all exposure measurement results to be below the occupational exposure limit for respirable crystalline silica of 0.1mg/m³ by December 2008. Compliance improved steadily through fiscal 2012 to 90.3%, but is below the milestone requirement. Every measurement above 0.1mg/m³ is investigated and actions taken to reduce dust exposure at each site;

•

from December 2013, using present diagnostic techniques no new cases of silicosis will occur among previously unexposed individuals (not exposed before 2008, or someone entering the industry in 2008) – this milestone is monitored by the compensation department, in-house technology and the Rand Mutual Assurance Company.

All Harmony operations are benchmarked to obtain uniform comparisons from a phased strategy on silica dust management:

•	reducing dust in intake airways;

•	increased focus on silica dust exposure; and

•	awareness through formal training on airborne pollutant exposure.

Silicosis is receiving heightened public attention, given a recent court case against a major mining group by a former employee. Harmony, as a member of the Chamber of Mines, is participating in processes to address issues relating to historical silicosis cases. On August 23, 2012, Harmony and all its subsidiaries were served with court papers entailing an application by three former employees requesting the South Gauteng High Court to certify a class action. In essence, the applicants want the court to declare them as representing a class of people for purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony. Harmony has retained legal counsel in this regard and, on September 5, 2012, Harmony served and filed its notice of intention to oppose the application as it is of the view that the applicants cannot form part of a class as, according to their own averments, they worked at different operations. At this stage and in the absence of a Court decision on this matter it is uncertain as to whether the Company will incur any costs related to silicosis claims in the near future. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

Please see Item 8. “Financial Information — Legal Proceedings” for further information.

Tuberculosis

TB hampers the health and productivity of workers (absenteeism, treatment costs, compensation, allocated resources, etc.) and there is increasing pressure on the gold mining industry to reduce its incidence. While the trend for TB across the industry is gradually declining, the incidence is still unacceptably high. We continue to liaise and cooperate with local departments of health on specific TB training for nursing staff, and the additional resources required to improve our collective management of this disease.

In line with the World Health Organization (“WHO”) and the national TB strategic plan in South Africa, Harmony’s comprehensive TB control program includes early case findings, directly observed therapy short-course, chemotherapy and a radiological TB screening project. Harmony exceeds the national plan in certain respects such as:

•	identifying early TB resistance – 426 PCR/GeneXpert tests conducted, and 4,031 culture tests carried out;

•	investigative diagnostic tests for early detection – 9,557 AFB tests conducted;

•	ultraviolet lights for infection control – to date, over 790 ultraviolet lights have been installed in a phased program targeting risk exposure areas at our mines;

•	annual X-rays of employees exposed to dusty work environments for early TB detection; and

•	ongoing monitoring and education.

Multidrug-resistant TB (“MDR TB”) is a growing concern for the industry; treatment is costly and protracted (e.g. 18 months’ treatment means many more shifts lost), affected employees are unlikely to return to work which involves risk, and the disease has a high mortality rate despite treatment. Following a retrospective study of MDR TB in fiscal 2010 that set a baseline for future strategies to reduce incidence, results since the fourth quarter of fiscal 2012 appear to indicate a reversing trend.

Heat stress

Extensive refrigeration and ventilation measures are in place at all operations where temperatures are above normal working ranges. These heat-tolerance testing and acclimatization programmes support and protect employees exposed to excessive heat in the workplace. In fiscal 2012, 20,472 heat tolerance tests were undertaken (fiscal 2011: 26,948).

A new heat tolerance screening chamber at Evander has improved efficiencies and complies with regulations. A new heat tolerance screening centre was commissioned early in fiscal 2012 to serve Doornkop and Kusasalethu.

Upper respiratory tract infections

Hidden Valley is 2,500 metres above sea level but most employees are from lower, warmer areas. This regular altitude change contributes to respiratory ailments, mostly due to viral infections. 5,428 employees were treated for such complaints in fiscal 2012 (fiscal 2011: 4,605). A program has been developed to educate the workforce about URTIs, as well as gastro-intestinal hygiene, and is being rolled out across the operations.

Malaria

PNG is a high-malaria zone with over 1.5 million cases identified each year by the WHO. We support provincial programs to eradicate the source, including spraying sites, distributing treated mosquito nets and providing treatment regimes.

There has been a significant increase in malaria cases at Wafi -Golpu during the year, probably because of construction work on the portal road, which is next to a swamp. The use of insecticide-impregnated clothing was rolled out in the second half of fiscal 2012. Fogging and residual spraying is being implemented more aggressively, especially in low-altitude project areas such as Wafi -Golpu, Lae and Wau. During the year, a malaria-prevention program was developed, spanning workplace and community issues. We have also stepped up education about symptoms and are developing vector control programs both on site and in surrounding communities. Clinic staff have completed additional training programs to ensure they are capable of diagnosing malaria correctly.

In fiscal 2012, 1,871 employees were treated for malaria (fiscal 2011: 1,466).

In addition, the joint venture partners are working with a non-profit partner, Oil Search Health Foundation to combat major community and employee health risks. The objective is to develop a plan to bring preventive medical treatment for the major employee illnesses (e.g. malaria, TB and gastro-intestinal) closer to the source of the problem. This will be done cost-effectively, and in a way that avoids the joint venture becoming the owner and operator of local community hospitals and clinics.

HIV/AIDS Policy

Harmony has developed an extensive and appropriate response to HIV/AIDS over a number of years. Managing this pandemic is a critical component of our approach to sustainable development given the significant impact on our employees, their dependants, and local and labor-sending communities in South Africa. It manifests in higher absenteeism, reduced performance and loss of skills to the company, as well as the economic burden on households when the breadwinner becomes ill or dies. There is also an increased financial load on state healthcare facilities. See Item 3. “Key Information — Risk Factors — Risks Relating to our Business and the Gold Mining Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and the Gold Mining Industry — The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in the future”.

Management of HIV/AIDS

In South Africa, HIV prevalence level among employees in the Group in fiscal 2012 declined to an estimated 24.4%, from fiscal 2009 estimates of 27.2%, based on best-available state information and empirical modeling undertaken for the Company in fiscal 2012. No prevalence testing may be undertaken by law. The model continues to suggest that prevalence levels in Harmony will decline over the next ten years due to multiple factors listed below, which result in a reduced infection rate:

•	increased awareness and testing;

•	increased counseling and education;

•	downward revision of national estimates; and

•	early introduction of anti-retroviral drugs.

We recognise that the following pillars are important in managing HIV/AIDS:

•	health promotion strategy aimed at changing attitudes towards HIV and AIDS using education and awareness programs;

•	preventative strategy to avoid or eliminate the threat of HIV and AIDS as well as associated health risks, and to significantly reduce the number of new cases;

•	evidence-based curative interventions to ensure appropriate treatment of all employees diagnosed with HIV and optimum outcomes at the point of care; and

•	monitoring compliance with treatment plans for affected individuals.

HIV/AIDS continues to be managed at three levels in Harmony:

•	at a clinical level – HIV symptoms are managed at our healthcare facilities;

•	Company-wide and mine-specific initiatives – shaft-based HIV/AIDS committees are an integral part of health and safety committees, which meet monthly; and

•	Group policy and practice level – monitored by a healthcare specialist.

The program is managed by an external provider using qualified registered professional nurses and protocols aligned with the South African Department of Health, WHO and the HIV Clinicians Society of Southern Africa.

We use an integrated healthcare approach, where the focus on HIV/AIDS is part of a wider range of chronic diseases managed by the Company. Because the co-infection rate between TB and HIV/Aids is high, all healthcare workers pay special attention to the needs of immune-compromised employees. In fiscal 2012, nursing staff and HIV co-ordinators attended an in-house training programme on HIV clinical skills and basic counseling skills, sponsored by the Provincial Aids Council. Voluntary counseling and testing (“VCT”) facilities, information and education are vital elements of our prevention campaigns. Equally, we focus on early detection as early intervention greatly increases the likelihood of long and healthy lives for employees. Harmony’s approach – that HIV/AIDS is a chronic illness and should be managed as such (like diabetes or hypertension) – has had a positive impact on the response to VCT.

In December 2011, we embarked on a year-long campaign targeting 100% VCT participation among our employees. An average of 53% of the Harmony workforce was reached over the past 12 months, with 9,861 individuals tested (fiscal 2011: 7,009). Although we are making progress in terms of counseling, only 55% of employees counseled have confirmed their status, reflecting the ongoing stigma attached to the pandemic. Over the past three years, 47,758 HIV/AIDS tests have been performed in Harmony. To ensure consistent results throughout the company in terms of VCT and uptake, we are focusing on the role of health educators, peer educators and implementing an appropriate framework for an employee assistance programme. We continue to encourage HIV-positive employees to participate in Harmony’s wellness programme. This includes counselling on lifestyle choices and nutrition, treating opportunistic infections and antiretroviral therapy (“ART”). All employees have access to ART, either through Group healthcare facilities or private medical aid schemes. State-funded facilities in South Africa also provide ART and some employees seek treatment there because of the stigma associated with the disease. Harmony supports the national HIV counseling and testing campaign and extended this to all primary healthcare facilities and occupational healthcare centres as an ongoing service in recent years.

In fiscal 2012, 4,066 employees participated in the highly active antiretroviral therapy program (fiscal 2011: 2,902).

Item 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved comments between the Company and the staff of the SEC’s Division of Corporation Finance.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.

Overview

We conduct underground and surface gold mining and related activities, including exploration, processing and smelting. We are currently the third largest producer of gold in South Africa and are an important producer in PNG. Our gold sales for fiscal 2012 were 1.27 million ounces of gold. As at June 30, 2012, our mining operations and projects reported total proven and probable reserves of approximately 52.9 million gold equivalent ounces and in fiscal 2012, we processed approximately 20.7 million tons of ore.

For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts managed by a team (headed by a single general manager) being considered to be an operating segment.

Our reportable segments are as follows:

•	Bambanani, Doornkop, Joel, Kusasalethu , Masimong, Phakisa, Target 1 and Target 3, Tshepong, Virginia and Hidden Valley;

•	Evander operations are classified as discontinued operations; and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Surface”.

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

Our significant accounting policies and critical accounting estimates and judgements are described in more detail in note 2 and 3, respectively, to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18. “Financial Statements”. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact our financial results and future financial performance.

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

Because the economic assumptions used to estimate the gold mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Group’s financial results and financial position in a number of ways, for example depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method.

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

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2012, apart from production cost and capitalized expenditure assumptions unique to each operation, included a long-term gold price of US$1,524 per ounce and South African and Australian dollar exchange rates of US$1 = R7.55 and A$1 = US$1, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proven and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.

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

During fiscal 2012, we recorded a net reversal of impairment of assets of US$7 million, while impairments of US$39 million and US$34 million were recorded in fiscal 2011 and 2010, respectively, on property, plant and equipment from continuing operations. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future gold price assumptions. A 10% decrease in gold price at June 30, 2012 would have resulted in the additional impairments amounting to US$3.6 million for Steyn 2 (included in the Bambanani segment).

Carrying Value of Goodwill

We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent of the cash flows of other shafts and assets. To accomplish this, we compare the recoverable amounts of our cash generating units to their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. If the carrying value of a cash generating unit were to exceed its recoverable amount at the time of the evaluation, an impairment loss is recognized by first reducing goodwill, and then the other assets in the cash generating unit on a pro rata basis. Assumptions underlying fair value estimates are subject to risks and uncertainties. If these assumptions change in the future, we may need to record impairment charges on goodwill not previously recorded.

As at June 30, 2012 substantially all of our goodwill related to the Phakisa, Tshepong and Bambanani cash generating units, for which there is no significant risk of failing the goodwill impairment test. During fiscal 2011, we recorded an impairment of US$1.5 million on goodwill relating to St Helena (in “Other – Underground” segment). No impairment was recorded during fiscal 2010 and 2012.

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

Deferred taxes

The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% (43% for fiscal 2011 and 2010), depending on whether or not the taxpayer has elected to be exempt from Secondary Taxation on Companies). With the introduction of Dividends Tax in South Africa on April 1, 2012, the higher tax rate formula was abolished resulting in lower income tax and deferred tax rates in some of our entities. See Item 5. “Results of Operations—Continuing Operations—Income and Mining Taxes”. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.

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

We do not recognize a deferred tax asset when it is more likely than not that the asset will not be utilized. Assessing recoverability of deferred tax assets requires management to make significant estimates related to expectation of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations, reversals of deferred tax liabilities and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, our ability to realize the net deferred tax assets recorded at the balance date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by deferred tax assets recorded at the balance date.

Revenue

Most of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we do not have control. See Item 3. “Key Information — Risk Factors — The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price for gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

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

Harmony’s Realized Gold Price

The average gold price in US dollars received by us has generally increased since January 1, 2002. In fiscal 2012, the average gold price in US dollars received by us for continuing operations was US$1,681 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3. “Key Information — Risk Factors — The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price for gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2012	2011	2010
	($/oz)
Average	1,673	1,369	1,089
High	1,895	1,553	1,261
Low	1,483	1,157	908
Harmony’s average sales price — continuing operations (1)	1,681	1,370	1,093

(1)	Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.

Costs

Our cash costs typically make up between 70% and 75% of our total costs. The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 46% and 54% of our production costs.

Our cash costs for continuing operations have increased from US$789 per ounce in fiscal 2010 to US$1,100 per ounce in fiscal 2012, mainly as a result of lower production volumes, the impact of increased labor and energy costs as well as inflationary pressures on supply contracts.

Our US translated costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar. See Item 5. “Operating and Financial Review and Prospects — Exchange Rates”. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars. See Item 3. “Key Information — Risk Factors — Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.

The average rate of the South African Rand depreciated approximately 11% against the US dollar in fiscal 2012 compared to fiscal 2011. In the case of our International operations, the Australian dollar appreciated approximately 4%, while the Kina appreciated by 19% against the US dollar in fiscal 2012.

Going forward, we expect a longer term decrease in the real cash costs per ounce, primarily as a result of the completion of the major development projects, being Doornkop, Kusasalethu, Phakisa and Hidden Valley. As these operations ramp up to full production in the next three or so years, the volumes mined will increase and reduce the unit cost per ounce. This will, however, be offset by the increased production costs from the development projects. Management will continue with a thorough review of costs at all operations and ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This could result in our costs not decreasing as expected. This is discussed in more detail in Item 3 “Key Information — Risk Factors — Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution” and — “The nature of our mining operations presents safety risks”.

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

Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar and, in the case of the International operations, the Australian dollar and Kina. Total cash costs and total cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. In addition, the calculation of total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of our mining operations, (2) the trends in cash costs as the Company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

Continuing operations

The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from continuing operations:

	Fiscal year ended June 30,
	2012	2011	2010
	(in $ millions, except for ounce amounts)
Total cost of sales from continuing operations – under IFRS	1,561	1,533	1,228
Depreciation and amortization expense	(247)	(230)	(166)
Rehabilitation credit/(costs)	2	(6)	(1)
Care and maintenance costs of restructured shafts	(11)	(17)	(7)
Employment termination and restructuring costs	(10)	(20)	(12)
Share-based payments	(11)	(18)	(17)
Reversal of impairment / (impairment) of assets	7	(39)	(34)
Other	(15)	15	(6)
Gold inventory movement	6	(17)	—
Total cash costs from continuing operations	1,282	1,201	985
Per ounce calculation:
Ounces produced(1)	1,165,046	1,195,361	1,248,799
Total cash cost per ounce from continuing operations	1,100	1,004	788

(1)

The ounces produced for fiscal 2012 exclude pre-production ounces from Steyn 2 (2011: Steyn 2 and Target 3; 2010: Hidden Valley, Target 3 and Steyn 2) for the period in which these shafts were in development. The associated costs have been capitalized.

Discontinued operations

The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:

	Fiscal year ended June 30,
	2012	2011	2010
	(in $ millions, except for ounce amounts)
Total cost of sales from discontinued operations – under IFRS	111	131	156
Depreciation and amortization expense	(9)	(24)	(15)
Rehabilitation costs	—	(5)	(3)
Care and maintenance costs of restructured shafts	(1)	(1)	(2)
Employment termination and restructuring costs	—	(3)	(15)
Share-based payments	(1)	(1)	(2)
Reversal of impairment / (impairment of assets)	—	—	(9)
Other	(1)	(2)	8
Gold inventory movement	1	(1)	—
Total cash costs from discontinued operations	100	94	118
Per ounce calculation:
Ounces produced	108,317	87,900	128,700
Total cash cost per ounce from discontinued operations	919	1,070	922

Total Harmony — Continuing and discontinued operations

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2012	2011	2010
	(in $ millions, except for ounce amounts)
Total productions costs – under IFRS	1,672	1,664	1,384
Depreciation and amortization expense	(256)	(254)	(181)
Rehabilitation credit/(costs)	2	(11)	(4)
Care and maintenance costs of restructured shafts	(12)	(18)	(9)
Employment termination and restructuring costs	(10)	(23)	(27)
Share-based payments	(12)	(19)	(20)
Reversal of impairment/ (impairment) of assets	7	(39)	(43)
Other	(16)	13	3
Gold inventory movement	7	(18)	—
Total cash costs	1,382	1,295	1,103
Per ounce calculation:
Ounces produced	1,273,363	1,283,261	1,377,499
Total cash cost per ounce	1,085	1,009	801

Within this report, our discussion and analysis is focused on the total cash costs measure.

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

Exchange Rates

Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.

Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2012 increased by US$310 per ounce to US$1,680 per ounce from US$1,370 per ounce during fiscal 2011. Appreciation of the Rand against the US dollar increases our US dollar working costs at our South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.

The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2012 is R8.21 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R6.78 per US$1.00 as at June 30, 2011, reflecting a depreciation of 21% of the Rand against the US dollar when compared with June 30, 2011. Income statement items were converted at the average exchange rate for the fiscal 2012 (R7.77 per US$1.00), reflecting a depreciation of 11% of the Rand against the US dollar when compared with fiscal 2011. The majority of our working costs are incurred in Rand and, as a result of this, depreciation of the Rand against the US dollar decreased our working costs when translated into US dollars. Offsetting this decrease are increases in our labor costs as well as inflationary pressures on our consumables and energy cost, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2012. Appreciation of the Rand against the US dollar would cause an increase in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3. “Key Information — Risk Factors — Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.

Inflation

Our operations have been materially affected by inflation. At the end of fiscal 2012, inflation in South Africa was 5.5%, increasing from 4.6% in fiscal 2011 and 4.2% in fiscal 2010. However, working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 25% in both fiscal 2010 and fiscal 2011, and 16% in fiscal 2012, together with an estimated increase of approximately 16% in the next year, will have a negative effect on the profitability of our operations.

The inflation rate in PNG has remained relatively flat in recent years at around 7%, but ended fiscal 2011 at 9.6%. The inflation rate declined during 2012 and the annualized inflation stood at 6.9% end of fiscal 2012.

Our profits and financial condition could be adversely affected if the cost inflation is not offset by a concurrent devaluation of the Rand and other non-US currencies and/or an increase in the price of gold. See Item 3. “Key Information — Risk Factors — Our operations may be negatively impacted by inflation”.

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

Electricity in South Africa

Supply

The current South African electricity supply and demand situation is problematic. The latest forecasts indicate a worsening situation, which started in 2008 and will proceed through to 2016. This situation poses a real risk of rolling blackouts, similar to those experienced in 2008, and a serious threat to government’s objectives for growth and job creation. Government at the national level intervened to develop an integrated resource plan, IRP 2010, in order to alleviate the supply constraint and map a long-term plan to add much-needed generation capacity to the grid according to projected electricity demand increase.

The inadequacy of electricity supply in South Africa will be alleviated by the commissioning of the first generators at the Medupi power station in 2013.

IRP 2010 is a long term plan and does not provide sufficient detail to assess short term supply shortages. Consequently, to better understand the risk, and assess options for mitigating the risk, a National Medium Term Risk Mitigation (NMTRM) Project Team was established with the support of government, business, NEDLAC and Eskom. The team comprises various electricity industry stakeholders, including: government, energy intensive users, business, and Eskom.

The energy availability factor (“EAF”) of Eskom’s existing generation assets represents the greatest risk in meeting the economic demand for electricity. It is unlikely that Eskom will be able to sustain its existing generator fleet performance above the requisite minimum 85% EAF performance, due to the lack of time available to undertake adequate maintenance and to improve the quality of coal supplied to certain stations (coal quality is a major factor in EAF). Any delays in bringing the Medupi or Kusile generating units into operation will prolong and further exacerbate the shortfall in supply over the required demand.

Government, labor and business have identified three key issues that need to be addressed, as a matter of priority:

1.	adequate security of supply for the period up to 2016;

2.	affordability of electricity for the poor; and

3.	funding for Eskom’s current expansion plan, particularly the Kusile project.

EAF values above 85% coincide with the winter months when the maximum available generating plant is put into production to meet the high winter peak demand. EAF values below 85% coincide with the summer months when generating plant must be taken out of service for the requisite major maintenance. Further analysis of the EAF demonstrates a progressive decline in generation EAF. This is due to lack of “time space” to facilitate maintenance of the plant and the requirement to run the plants harder to meet the demand. If additional time space for maintenance is not created, it will become increasingly difficult to sustain an EAF above 85%. This is due to the fact that with increasingly tighter supply constraints the time space in which to do maintenance, which is already restricted to the summer months, is becoming even shorter. Less planned maintenance will result in more unplanned outages and lower EAF. In addition, the existing fleet is ageing, frequently operating above its recommended continuous rating, and sometimes compromised as a result of coal quality problems.

Cost

The average 25% per annum tariff increase for the three year multi-year price determination period (“MYPD2”), as approved by NERSA, contributes significantly to escalate the cost of production well above inflationary figures. Following the reduction of the last increase to 16% after intervention by government, it has been reported that Eskom has applied to NERSA for the third multi-year price determination period (“MYPD3”) for the next five years, with price increases of 15-19% during the first three years and inflationary increases for the following two years. Electricity price projections based on such approved tariffs indicate that electricity costs could be as high as 25% of the total cost of production within the next five years.

Energy efficiency

In conjunction with Eskom-approved Electricity Supply Companies and reputable service providers, an accelerated program was initiated to investigate and quantify energy efficiency project opportunities and cost. Projects successfully implemented during fiscal 2011 amount to a saving of 94,803MWh. Projects under investigation have the potential to reduce electricity consumption during peak, standard and off-peak periods and improve the efficiency of use at various operations. The projected energy savings could amount to 20 MW consumption per annum and an average demand reduction of 42MW.

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

Results of Operations

Years Ended June 30, 2012 and 2011

Continuing Operations

Revenues

Revenue increased by 18%, from US$1,659 million in fiscal 2011 to US$1,953 million in fiscal 2012. This increase can primarily be attributed to the higher average price of gold received by us, US$1,681 per ounce in fiscal 2012 compared to US$1,370 per ounce in 2011. This was offset by a decrease in ounces sold.

Our gold sales decreased by 4%, from 1,211,053 ounces (excluding the capitalized ounces from Target 3 and Steyn 2) in fiscal 2011 to 1,162,119 (excluding the capitalized ounces from Steyn 2) in 2012. The decrease in ounces can be attributed mainly to restructuring at Bambanani.

At Bambanani ounces sold decreased by 56%, from 99,443 in fiscal 2011 to 43,982 in fiscal 2012. Production was affected by major restructuring at Bambanani as the lower section of the mine was closed; mining will be focused on the upper pillar going forward. Also impacting on production was the section 54 stoppage of 45 days following a fatality. Together, this resulted in lower volumes mined and a decrease in recovery grade from 0.203 ounces per ton in fiscal 2011 to 0.198 in fiscal 2012.

At Doornkop ounces sold increased by 21% from 81,149 in fiscal 2011 to 98,027 in fiscal 2012. This is due to the increase in production volumes as the South Reef continues to build up to full production capacity. This was offset by a slight decrease in recovery grade from 0.102 ounces per ton in fiscal 2011 to 0.097 ounces per ton in fiscal 2012. We expect the ounces sold to increase until the operation has reached full production capacity.

At Joel ounces sold increased by 85%, from 46,618 in fiscal 2011 to 86,132 in fiscal 2012. This was mainly due to an increase in volumes milled from 448,000 tons in fiscal 2011 to 614,000 tons in fiscal 2012. The low volumes in fiscal 2011 resulted from a shaft stoppage in the first quarter of fiscal 2011. The recovered grade also improved significantly to 0.139 ounces per ton from 0.104 ounces per ton in fiscal 2011.

At Masimong ounces sold decreased by 26% from 139,437 in fiscal 2011 to 102,978 in fiscal 2012. This is mainly due to the 30% decrease in the recovery grade from 0.144 ounces per ton in fiscal 2011 to 0.101 following maintenance and development that resulted in mixing of ore and waste.

At Phakisa ounces sold increased by 42% from 57,227 in fiscal 2011 to 81,276 in fiscal 2012. This was due to an increase in production volumes as the mine continues building up to full production in the next three to five years. Also contributing was an improvement in the recovery grade from 0.133 ounces per ton in fiscal 2011 to 0.142 in fiscal 2012. We expect the ounces sold to increase until the operation has reached full production capacity.

At Target ounces sold increased by 37% from 112,240 ounces in fiscal 2011 to 153,488 ounces in fiscal 2012. This can mainly be attributed to the continued build-up of Target 3 where the ounces sold increased from 9,646 ounces in fiscal 2011 to 36,298 ounces in fiscal 2012.

At Virginia ounces sold decreased by 29% from 72,017 ounces in fiscal 2011 to 51,056 ounces in fiscal 2012. This reflects the effect on volumes of the safety stoppage following the fatality at Bambanani as well as another 20-day stoppage for safety and labor reasons. Volumes decreased in fiscal 2012 to 434,000 tons from 636,000 tons in fiscal 2011.Unisel is the only shaft remaining at the Virginia operations, following the closure of Merriespruit 1 in fiscal 2011.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2011 and fiscal 2012:

	Year Ended June 30, 2012		Year Ended June 30, 2011		Percentage (increase)/decrease in Cash Costs per ounce
	(oz)	($/oz)	(oz)	($/oz)
SOUTH AFRICA
Bambanani (1)	43,017	1,787	95,198	1,247	(43.3)
Doornkop (3)	98,863	1,142	80,763	1,054	(8.3)
Joel	85,618	836	46,586	1,297	35.5
Kusasalethu (3)	181,105	1,046	180,334	1,008	(3.8)
Masimong	103,526	1,057	137,605	788	(34.1)
Phakisa (3)	81,695	1,279	56,649	1,200	(6.6)
Target (2)	152,814	1,077	110,919	1,011	(6.5)
Tshepong	169,980	973	207,950	810	(20.1)
Virginia	51,216	1,253	71,149	1,114	(12.5)
Other — surface	108,412	1,042	107.962	1,101	(5.3)
INTERNATIONAL
PNG (3)	88,800	1,238	100,246	993	(24.7)
Total continuing operations	1,165,046		1,195,361
Weighted average		1,100		1,004	(9.5)

(1)	Excludes 1,157 (2011: 2,894) pre-production ounces from Steyn 2 shaft, which have not been included in the cash cost calculation as the shaft was in development.
(2)	Excludes 17,073 in 2011 for pre-production ounces from Target 3, which have not been included in the cash cost calculation for the period that the shaft was in development.
(3)

Ounces produced are expected to increase until the operations have reached full production capacity. Cash cost per ounce is expected to decrease as the operations move closer to full capacity. See “— Costs” for further detail.

Our average cash costs from continuing operations increased by 9.5%, or US$96 per ounce, from US$1,004 per ounce in fiscal 2011 to US$1,100 per ounce in fiscal 2012. Cash cost per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in US dollars per ounce in fiscal 2012 was attributable primarily to a 19% increase in operating costs in Rand terms, as well as a decrease in ounces produced of 3%. This was offset by an 11% depreciation in the South African Rand against the US dollar when compared to fiscal 2011. Operating costs in Rand terms were affected mainly by an increase in costs on our growth shafts, specifically Doornkop, Phakisa and Target 3, where costs rose by 47%, 71% and 358% year on year as production increased. Annual increases in labor cost of 7.5% as well as inflationary pressures on our consumables and energy costs of 11% and 17% respectively were also contributors towards a higher operating cost.

At Bambanani, the cash cost per ounce increased by 43%, from US$1,247 in fiscal 2011 to US$1,787 in fiscal 2012, primarily due to a decrease in ounces produced as a result of mining ceasing in certain areas.

At Joel, the cash costs per ounce decreased by 36%, from US$1,297 in fiscal 2011 to US$836 in fiscal 2012, primarily due to the increase in ounces produced as a result of the higher volumes and recovery grade.

At Masimong, the cash costs per ounce increased by 34% from US$788 in fiscal 2011 to US$1,057 in fiscal 2012, primarily due to a 25% decrease in ounces produced due to the decline in the recovery grade.

At Tshepong, the cash costs per ounces increased by 20%, from US$810 in fiscal 2011 to US$973 in fiscal 2012, primarily due to an 18% decrease in ounces produced.

At Hidden Valley, the cash costs per ounce increased by 25% from US$993 in fiscal 2011 to US$1,238 in fiscal 2012, primarily due to failure of the overland conveyor belt in fiscal 2012.

b) Depreciation and amortization

Depreciation and amortization increased from US$230 million in fiscal 2011 to US$247 million, or 7%. In Rand terms, the increase was 19%. The increase in depreciation is due to the increase in tons mined at Doornkop, Phakisa and Target 1 as part of their production build-up, as well as areas within mines being in commercial production which were previously under construction.

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs decreased from US$20 million in fiscal 2011 to US$10 million in fiscal 2012. The costs in fiscal 2011 relate primarily to the closure of shafts at Virginia operations as well as the voluntary retrenchment program after closing Merriespruit 1 shaft. In fiscal 2012 the costs related only to the restructuring at Bambanani.

d) Reversal of impairment / (impairment) of assets

The impairment charge decreased from US$39 million in fiscal 2011 to a net reversal of impairment of US$7 million in fiscal 2012. The total for fiscal 2012 includes a reversal of US$23 million for Target 1 (included in the Target segment), primarily as a result of a higher gold price included in the life-of-mine plan. Offsetting this reversal is an impairment of US$15 million for Steyn 2 (included in the Bambanani segment), which was recognized following the completion of its revised life-of-mine plan which included increases in electricity and labor costs and a decrease in reserves declared as a result of revised cut-off grades. The charge in fiscal 2011 relates primarily to President Steyn 1 and 2 shafts as well as St Helena as carrying values for the shafts exceed recoverable amounts. Management decided not to continue mining in some areas of Steyn 2 after identifying safety risks, which resulted in a shorter life-of-mine and therefore a lower recoverable amount. Plans for any future development at Steyn 1 and St Helena have been put on hold indefinitely, triggering impairment on these assets.

Exploration expenditure

In fiscal 2012, exploration expenditure increased from US$46 million to US$64 million, primarily as a result of the increase in exploration activity in PNG.

Other expenses — net

The charge for other expenses increased from US$3 million to US$6 million in fiscal 2012. Included in the total for fiscal 2012 is a foreign exchange loss of US$6 million related to the translation of the US$ syndicated revolving credit facility into Rand. The charge for fiscal 2011 includes a loss of US$6 million for the foreign exchange losses realized on the liquidation of certain dormant Australian subsidiaries.

Loss from associates

The loss from associates was US$nil in fiscal 2012, compared to a loss from associates of US$7 million in fiscal 2011. The amount represents Harmony’s 40 % share in Rand Uranium’s profits and losses. Harmony ceased equity accounting the investment at the end of March 2011 when shareholders of Rand Uranium agreed to sell the company, and the investment in Rand Uranium was classified as held for sale. The transaction for the disposal of the investment in Rand Uranium was concluded in January 2012.

Reversal of impairment / (impairment) of investment in associate

The amount for fiscal 2011 relates to the impairment of the carrying value of the investment in Rand Uranium when it was classified as held for sale and written down to its recoverable amount. Following an increase in the proceeds received, denominated in US dollars, a reversal of US$7 million was recorded in fiscal 2012.

Impairment of investments

During fiscal 2012, the investment in Wits Gold was considered impaired as the fair value of the equity instrument at June 30, 2012 (US$16 million) was significantly lower than its original cost at initial recognition (US$41 million). This was assessed by management to be a significant decline and as a result the cumulative losses in the fair value reserve were reclassified to the income statement.

Net gain on financial instruments

The gain of US$11 million in fiscal 2012 relates primarily to the fair value gain recognized on the equity-linked deposits (“ELDs”) held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2011 was US$18 million.

Gain on farm-in option

In 2011, we recognized a gain of US$38 million on the cancellation of the Freegold farm-in option. The Freegold option allowed the group to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Free State. On 5 November 2010 the group received 4,376,194 shares in Wits Gold as consideration for the cancellation of the option.

Investment income

Investment income decreased from US$19 million in fiscal 2011 to US$12 million in fiscal 2012, primarily due to a substantial decrease in interest on refunds from the South African Revenue Service (“SARS”), reduction in interest rates generally and weakening of the Rand against the US dollar resulted in the Rand equivalent amounts being translated at a higher rate of R7.77 compared to R6.99 in 2011.

Income and Mining Taxes

South Africa. We pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a formula that takes into account our total revenue and profits from, and capital expenditures for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mine formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which the taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries each make our own calculation of taxable income.

The tax rate applicable to the mining and non-mining income of a gold mining company previously depended on whether the company had elected to be exempt from the Secondary Tax on Companies (“STC”). The introduction of Dividends Tax on April 1, 2012, which replaced STC, resulted in the repeal of the higher gold mining tax formula. Dividends Tax, which is a withholding tax on dividends, was introduced at a rate of 15%.

In 2012, the tax rates for companies following the repeal of the higher gold mining formula were 34% for mining income and 28% for non-mining income. In 2011, the tax rates for companies that elected the STC exemption were 43% for mining income and 35% for non-mining income, compared with 34% for mining income and 28% for non-mining income if the STC exemption election was not made.

Income and Mining Tax	2012	2011
Effective tax rate expense	(6%)	(167%)

The effective tax rate for fiscal 2012 was lower than the statutory tax rate of 34% for us and our subsidiaries as a whole. The lower effective tax rate results primarily from the decrease in the deferred tax rates as a result of the decrease in the statutory gold mining tax rate following the repeal of the higher gold mining formula. As a result, a tax credit was recognized during fiscal 2012 relating to the change in the effective deferred tax rates. Also impacting on the effective tax rate was the effect of the decision by the Supreme Court of Appeal on the appeal by ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (“Freegold”) regarding the South African Revenue Service (“SARS”) application of mining tax ring-fencing. The Court found in favour of SARS on October 1, 2012, which resulted in additional income taxes payable of US$12 million being recognized. This was offset by the impact of the additional allowances on unredeemed capital which resulted in the recognition of deferred tax credits of US$20 million. The receipt of the judgement was deemed to be an adjusting post-balance sheet event.

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at REL (includes the Doornkop and Kusasalethu operations) and Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations). The deferred tax rate for REL decreased from 21.2% in fiscal 2011 to 18.6% in fiscal 2012, and Freegold decreased from 28.5% in fiscal 2011 to 24.3% in fiscal 2012, both due to the decrease in the gold mining tax rate.

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

Harmony Gold Australia (Proprietary) Limited and its wholly-owned Australian subsidiary companies are recognized and taxed as a single entity. Under the consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.

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

Discontinued Operations

Revenue

Revenue increased by 48% from US$122 million in fiscal 2011 to US$181 million in fiscal 2012. This was mainly as a result of a 22% increase in ounces sold as well as an increase in the average gold price received from US$1,372 per ounce in fiscal 2011 to US$1,672 per ounce in fiscal 2012.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The average cash costs for the Evander operations decreased from US$1,070 per ounce in fiscal 2011 to US$919 per ounce in fiscal 2012. This can be attributed to a significant increase in the recovered grade from 0.096 ounces per ton in fiscal 2011 to 0.154 ounces per ton in fiscal 2012 resulting in a 23% increase in ounces produced.

b) Depreciation and amortization

Depreciation and amortization decreased from US$24 million in fiscal 2011 to US$9 million in fiscal 2012, or 63%. In Rand terms, the decrease was 57%. The decrease is primarily due to ceasing to depreciate Evander’s assets when they were classified as held for sale, as required by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, as well as the decrease in volumes produced.

Profit on sale of assets

The profit of US$28 million relates to proceeds received in 2012 for the sale of Evander 6 and Twistdraai.

Income and Mining Taxes

South Africa. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section.

PNG and Australia. The income tax rate in Australia and PNG is 30% on both mining and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section.

Continuing and discontinued operations

Net profit

The net profit increased from a net profit of US$86 million in fiscal 2011 to US$341 million in fiscal 2012. This is due to the factors discussed above.

Years Ended June 30, 2011 and 2010

Continuing Operations

Revenues

Revenue increased by 23%, from US$1,351 million in fiscal 2010 to US$1,659 million. This increase can primarily be attributed to the higher average price of gold received by us, US$1,370 per ounce in fiscal 2011 compared to US$1,093 per ounce in 2010. This was offset by a decrease in ounces sold.

Our gold sales decreased 2%, from 1,235,357 ounces (excluding the capitalized ounces from Target 3, Steyn 2 and Hidden Valley) in fiscal 2010 to 1,211,053 (excluding the capitalized ounces from Target 3 and Steyn 2) in 2011. The grade recovered decreased from 0.067 ounces per ton in fiscal 2010 to 0.059 ounces per ton in fiscal 2011. The decrease in ounces can be attributed to the operations in Virginia being placed on care and maintenance during fiscal 2010, as well as the closure of Merriespruit 1 in 2011. Offsetting this decrease was the inclusion of production from Target 3 for the fourth quarter of 2011, and increased production from Doornkop, Kusasalethu, Phakisa and Hidden Valley (included for the full year in 2011 as opposed to three months in 2010) as these operations ramp up to full production capacity.

At Bambanani ounces sold decreased by 27%, from 133,105 in fiscal 2010 to 96,549 in fiscal 2011. This was due to lower production volumes and a decrease in recovery grade from 0.227 ounces per ton in fiscal 2010 to 0.203 in fiscal 2011.

At Doornkop ounces sold increased by 30% from 62,275 in fiscal 2010 to 81,149 in fiscal 2011. This was due to the increase in production volumes as the South Reef continues to build up to full production capacity. This was offset by a slight decrease in recovery grade from 0.105 ounces per ton in fiscal 2010 to 0.102 in fiscal 2011.

At Joel ounces sold decreased by 27%, from 63,788 in fiscal 2010 to 46,618 in fiscal 2011. This was due to a decrease in production volumes, mainly as a result of the shaft stoppage, as well as a decrease in recovery grade from 0.133 ounces per ton in fiscal 2010 to 0.104 in fiscal 2011.

At Kusasalethu ounces sold increased by 10% from 168,244 in fiscal 2010 to 185,510 in fiscal 2011. This was due to the increase in production volumes as the new mine continues to build up to full production capacity. This was offset by a decrease in recovery grade from 0.153 ounces per ton in fiscal 2010 to 0.149 in fiscal 2011.

At Phakisa ounces sold increased by 29% from 44,496 in fiscal 2010 to 57,227 in fiscal 2011. This was due to an increase in production volumes as the mine continues building up to full production in the next three to five years. Also contributing was an improvement in the recovery grade from 0.118 ounces per ton to 0.133 in fiscal 2011.

At Virginia ounces sold decreased from 173,035 ounces in fiscal 2010 to 72,017 in fiscal 2011. This was due to the closure of Harmony 2, Brand 3 and Merriespruit 3 shafts during fiscal 2010 as well as the closure of Merriespruit 1 during fiscal 2011.

At Hidden Valley in PNG ounces sold in fiscal 2011 were 101,017, compared with 8,327 in fiscal 2010. Fiscal 2011 was the first full year that production has been recognized from the operation.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2011 and fiscal 2010:

	Year Ended June 30, 2011		Year Ended June 30, 2010		Percentage (increase)/decrease in Cash Costs per ounce
	(oz)	($/oz)	(oz)	($/oz)
SOUTH AFRICA
Bambanani (1)	95,198	1,247	131,946	723	(72.5)
Doornkop	80,763	1,054	62,694	822	(28.2)
Joel	46,586	1,297	64,495	792	(63.8)
Kusasalethu	180,334	1,008	175,029	857	(17.6)
Masimong	137,605	788	155,609	602	(30.9)
Phakisa	56,649	1,200	44,079	953	(25.9)
Target (2)	110,919	1,011	110,020	783	(29.1)
Tshepong	207,950	810	216,986	677	(19.6)
Virginia	71,149	1,114	170,013	1,036	(7.5)
Other — surface	107,962	1,101	102,978	744	(48.0)
INTERNATIONAL
PNG (3)	100,246	993	14,950	1,003	1.0
Total continuing operations	1,195,361		1,248,799
Weighted average		1,004		788	(27.4)

(1)	Excludes 2,894 (2010: 1,061) pre-production ounces from President Steyn 2 shaft, which have not been included in the cash cost calculation as the shaft was in development.
(2)	Excludes 17,073 (2010: 3,762) pre-production ounces from Target 3, which have not been included in the cash cost calculation for the period that the shaft was in development.
(3)	Excludes 46,223 pre-production ounces for the period ended April 2010, which had not been included in the cash cost calculation as the operation was in development.

Our average cash costs from continuing operations increased by US$216 per ounce, or 27.4%, from US$788 per ounce in fiscal 2010 to US$1,004 per ounce in fiscal 2011. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in US dollars per ounce in fiscal 2011 was attributable primarily to the appreciation of the South African Rand against the US dollar of 11%, as well as an increase in operating cost of 9% and the 4% decrease in ounces produced when compared to fiscal 2010. Annual increases in labor cost of 7.5% as well as inflationary pressures on our consumables and energy costs of 18% and 26% respectively were the main contributors towards a higher operating cost. The closure of shafts during fiscal 2010 and 2011 was a major contributing factor to the decrease in ounces produced.

At Bambanani, the cash cost per ounce increased by 73%, from US$723 in fiscal 2010 to US$1,247, primarily due to a decrease in ounces produced as a result of mining ceasing in certain areas.

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

b) Depreciation and amortization

Depreciation and amortization increased from US$166 million in fiscal 2010 to US$230 million in fiscal 2011, or 39%. In Rand terms, the increase was 28%. The increase in US dollar terms was partially due to the appreciation of the Rand against the US dollar in fiscal 2011. Also contributing was the increase in depreciation as tons mined increased at Hidden Valley in PNG, Doornkop and Phakisa, as well as Target 3 being brought into production.

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs increased from US$12 million in fiscal 2010 to US$20 million in fiscal 2011. The costs in fiscal 2011 relate primarily to the closure of shafts at Virginia as well as the voluntary retrenchment program after closing Merriespruit 1 shaft. The charge in fiscal 2010 relates primarily to the cost of placing the Virginia shafts on care and maintenance.

d) Impairment of assets

The impairment charge increased from US$34 million in fiscal 2010 to US$39 million in fiscal 2011. The charge in 2011 primarily relates to President Steyn 1 and 2 shafts as well as St Helena as carrying values for the shafts exceed recoverable amounts. Management decided for safety’s sake not to continue mining in some areas of Steyn 2, which resulted in a shorter life-of-mine and therefore a lower recoverable amount. Plans for any future development at Steyn 1 and St Helena have been put on hold indefinitely, triggering an impairment on these assets. The charge in 2010 primarily relates to the impairments at the Virginia operations when several shafts at these operations were placed on care and maintenance. These operations were approaching the end of their planned lives, with between two and four years left in marginal areas. The closures were due to it no longer being economically viable to continue operating these shafts as a result of the increase in costs such as labor and electricity.

Exploration expenditure

Exploration expenditure increased from US$27 million in fiscal 2010 to US$46 million in fiscal 2011, primarily as a result of the increase in exploration activity in PNG.

Other expenses — net

The charge for other expenses decreased from US$8 million in fiscal 2010 to US$3 million in fiscal 2011. The charge for fiscal 2011 includes a loss of US$6 million for the foreign exchange losses realized on the liquidation of certain dormant Australian subsidiaries. The charge for fiscal 2010 includes a loss of US$12 million relating to the translation of inter-company loans within the Australian operations which do not form part of the net investment in foreign operations.

(Loss)/profit from associates

The loss from associates was US$7 million in fiscal 2011, compared to the profit from associates of US$7 million in fiscal 2010. In both years, the amount represents Harmony’s 40 % share in Rand Uranium’s profits and losses. Harmony ceased equity accounting the investment at the end of March 2011 when shareholders of Rand Uranium agreed to sell the company and the investment in Rand Uranium was classified as held for sale.

Impairment of investment in associate

The amount for fiscal 2011 relates to the impairment of the carrying value of the investment in Rand Uranium when it was classified as held for sale and written down to its recoverable amount.

Net gain on financial instruments

The gain of US$18 million in fiscal 2011 relates primarily to the fair value gain recognized on the ELDs held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2010 was US$5 million. Also contributing to the gain in fiscal 2010 was the realized portion of mark-to-market gains previously recognized in other reserves being reclassified to the income statement on the disposal of certain listed investments during the year.

Gain on farm-in option

In 2011, we recognized a gain of US$38 million on the cancellation of the Freegold farm-in option. The Freegold option allowed the group to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Free State. On 5 November 2010, the group received 4,376,194 shares in Wits Gold, with a quoted market value of US$38 million, as consideration for the cancellation of the option.

Investment income

Investment income decreased from US$23 million in fiscal 2010 to US$19 million in fiscal 2011, reflecting lower cash balances and interest rates. Interest received from the investments held by the environmental trusts decreased by 80% as further changes were made to the profile of these investment portfolios from cash to market-linked equity instruments. Offsetting these decreases was an increase in interest received and interest refunds from the SARS, amounting to US$7 million in fiscal 2011.

Finance costs

Finance costs increased from US$30 million in fiscal 2010 to US$38 million in fiscal 2011, primarily due to higher balances of borrowings when compared to fiscal 2010.

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

Income and Mining Tax	2011	2010
Effective tax rate expense	(167%)	61%

The effective tax rate for fiscal 2011 was lower than the statutory tax rate of 43% for us and our subsidiaries as a whole. The lower effective tax rate results primarily from the credit for the Freegold unredeemed capital allowance. SARS previously disallowed Freegold’s “post 1973 gold mine” additional capital allowance claim, and also disallowed Freegold’s application of mining ringfencing. SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement.

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability if each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The inclusion of the previously disallowed capital allowance in the determination of Freegold’s future profitability resulted in an increase in the deferred tax asset and contributed to a decrease in the deferred tax rate from 29.4% in fiscal 2010 to 28.5% in fiscal 2011.

Australia. Generally, Australia imposes tax on the worldwide income (including capital gains) of all of our Australian incorporated and tax resident entities. The current income tax rate for companies is 30%.

Harmony Gold Australia Proprietary Limited and its wholly-owned Australian subsidiary companies have formed a tax consolidated group and are recognized and taxed as a single entity. Under the tax consolidation rules all of the Australian subsidiary companies are treated as divisions of the Head Company, Harmony Gold Australia. As a result inter-company transactions between group members are generally ignored for tax purposes. This allows the group to transfer assets between group members without any tax consequences, and deems all tax losses to have been incurred by the Head Company of the group.

Withholding tax is generally payable on dividends, interest and royalties paid by Australian residents to non-residents, which would include any dividends on the shares of our Australian subsidiaries that are paid to us. In the case of dividend payments to non-residents, a 30% withholding tax applies. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or in the case of South Africa 5% where the dividend is paid to a company which controls at least 10% of the Australian dividend paying company). Where dividends are fully franked, no withholding tax applies, regardless of whether a double taxation agreement is in place. However, due to the tax profile of Harmony Gold Australia it is not expected to have any franking credits in the foreseeable future.

Where conduit foreign income received by an Australian company is paid from Australia as a dividend, it is not subject to dividend withholding tax.

Australia has a Controlled Foreign Company regime which effectively attributes certain types of passive income derived by offshore subsidiaries and taxes that income as if it had been derived in Australia under Australian tax rules.

PNG. The Hidden Valley Mine in PNG commenced operations in fiscal 2010. As noted above we have completed a pre-feasibility study on Wafi-Golpu. We are also reviewing other potential projects and carrying out extensive exploration.

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

Discontinued Operations

Revenue

Revenue decreased by 12% from US$138 million in fiscal 2010 to US$121 in fiscal 2011. This was due mainly as a result of the closure of Evander 2.5 and 7 shafts.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The average cash costs for the Evander operations increased from US$922 per ounce in fiscal 2010 to US$1,070 per ounce in fiscal 2011. This can mainly be attributed to the decrease in ounces following the closure of shafts at Evander.

b) Depreciation and amortization

Depreciation and amortization increased from US$15 million in fiscal 2010 to US$24 million, or 60%. In Rand terms, the increase was 37%. The increase in US dollar terms was partially due to the appreciation of the Rand against the US dollar in fiscal 2011.

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs decreased from US$15 million in fiscal 2010 to US$3 million in fiscal 2011. The costs in fiscal 2011 and 2010 relate primarily to the closure of Evander shafts leaving Evander operations with Evander 8.

d) Impairment of assets

The impairment charge decreased from US$9 million in fiscal 2010 to US$nil in 2011. The charge in 2010 primarily relates to the impairments at the Evander operations when several shafts at these operations were closed. The closures were due to it no longer being economically viable to continue operating these shafts as a result of the increase in costs such as labor and electricity.

Profit on sale of investment in subsidiary

The profit on sale of investment in subsidiary in fiscal 2011 relates to the sale of Mount Magnet during July 2010. The total is net of the realization of accumulated foreign exchange losses of US$11.2 million.

Income and Mining Taxes

South Africa. The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Evander Gold Mines Limited. The deferred tax rate for Evander Gold Mines Limited decreased from 22.9% in fiscal 2010 to 11.5% in fiscal 2011 due to the cost and capital expenditure, as well as a reduction in expected kilograms produced and recovered grade.

Australia. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section. In fiscal 2011 and 2010, the income tax rate for companies was 30%.

Continuing and discontinued operations

Net profit/(loss)

The net profit/(loss) increased from a net loss of US$24 million in fiscal 2010 to a net profit of US$86 million in fiscal 2011. This is due to the factors discussed above.

Recent Accounting Pronouncements

Harmony’s accounting policies are described in note 2 to the consolidated financial statements “Accounting policies”. Recently adopted accounting policies, as well as recent accounting pronouncement with the potential for impact on the consolidated financial statements, are described in note 2.1.

Liquidity and Capital Resources

We centrally manage our funding and treasury policies. There are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to us. We have generally funded our operations and our short-term and long-term liquidity requirements from: (i) cash generated from operations; (ii) credit facilities and other borrowings; and (iii) sales of equity securities.

	Fiscal year ended June 30,
	2012	2011	2010
	($ in millions)
Operating cash flows	545	340	210
Investing cash flows	(371)	(381)	(453)
Financing cash flows	(25)	29	85
Foreign exchange differences	(35)	13	6
Total cash flows	114	1	(152)

Operations

Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-US dollar exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. The discussion below includes both continuing and discontinued operations,

Net cash generated by operations increased from US$340 million in fiscal 2011 to US$545 million in fiscal 2012 primarily as a result of the increase in the revenue as a result of the higher gold price received. This was offset by the increase in production costs due to inflationary pressures on labor, materials and electricity as well as the increase in exploration expenditure of US$18 million. In addition, the reduction of interest received contributed to a decrease of US$7 million.

Investing

Net cash utilized by investing activities was US$371 million in fiscal 2012, as compared with US$381 million in fiscal 2011. US$15 million was received on May 30, 2012 for the sale of Evander 6 and Twistdraai to Taung Gold Limited, in addition to a deposit of US$15 million received in April 2011. Included in the total for fiscal 2011 is US$30 million received for the disposal of the Mount Magnet operation. Offsetting this is the additions to property, plant and equipment.

Financing

Financing activities utilized US$25 million in fiscal 2012, compared with US$29 million generated in fiscal 2011.

In fiscal 2011, US$130 million was drawn down from the loan facility with Nedbank. A further US$58 million was drawn down in fiscal 2012. In fiscal 2012, the group entered into a US$300 million syndicated revolving credit facility and drew down US$130 million. Loan repayments in fiscal 2012 amounted to US$159 million (2011: US$81 million). During fiscal 2012, dividends paid amounted to US$57 million, compared with US$30 million in fiscal 2011.

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

On November 30, 2010, we entered into an additional loan facility with Nedbank, comprising a term loan of R500 million (US$70 million) and a revolving credit facility of R250 million (US$35 million). Interest terms are identical to the original facility. The repayment terms of the original revolving credit facility were amended to coincide with the repayment of the new revolving credit facility. During fiscal 2012, we repaid the revolving credit facilities and, as a result, at June 30, 2012, the full R850 million (US$104 million) on these facilities is available until December 2013. At June 30, 2012, the outstanding balance on the term loan facility is US$93 million.

On August 11, 2011, we entered into a US$300 million syndicated revolving credit facility, which was jointly arranged by Nedbank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division). The facility is repayable after four years and attracts interest at LIBOR plus 260 basis points, which is payable quarterly. At 30 June 2012, US$170 million of this facility had not been drawn down.

We need to comply with certain debt covenants for both the Nedbank facilities and syndicated revolving credit facility, including that the interest cover ratios shall not be less than two times and the current ratio not less than one time. We complied with the relevant covenants during fiscal 2012.

During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project amounting to US$37 million. Interest is charged at US — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease instalments are repayable quarterly terminating June 30, 2013. The mining fleet financed is used as collateral for these loans. The balance at June 30, 2012 was US$3.3 million.

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations as of June 30, 2012:

	Payments Due by Period
	Total ($’million)	Less Than 12 Months July 1, 2012 to June 30, 2013 ($’million)	12-36 Months July 1, 2013 to June 30, 2015 ($’million)	36-60 Months July 1, 2015 To June 30, 2017 ($’million)	After 60 Months Subsequent June 30, 2017 ($’million)
Bank facilities (1)	252	52	69	131	—
Post-retirement health care(2)	22	—	—	—	22
Environmental obligations(3)	248	21	—	—	227
Total contractual obligations	522	73	69	131	249

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit Facilities and Other Borrowings — Outstanding Credit Facilities and Other Borrowings”.
(2)

This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2012.

(3)

We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies”. The liability for the Evander operation has been included under less than 12 months in anticipation of the conclusion of the disposal of the Group’s investment in Evander.

Off Balance Sheet Arrangements

Our obligation with regards to operating leases is US$18 million and relates to the offices in Brisbane and PNG as well as expenditure on mineral tenements. Of this amount, US$12 million is due within 12 months.

Capital Expenditure

Total budgeted capital expenditures for fiscal 2013 are US$545 million. Details regarding the budgeted capital expenditures for each operation are found in the individual mine sections under Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in this section “Outstanding Credit Facilities and Other Borrowings”, and new borrowings as needed.

The following table sets forth our authorized capital expenditure as of June 30, 2012:

$’million
Authorized and contracted for (1)	63
Authorized but not yet contracted for	275
Total	338

(1)	Including our share of the PNG joint venture’s capital expenditure of US$24 million.

Commercial Commitments

The following table provides details regarding our commercial commitments as of June 30, 2012:

	Amount of Commitments Expiring by Period
	Total ($’million)	Less Than 12 Months July 1, 2012 to June 30, 2013 ($’million)	12-36 Months July 1, 2013 to June 30, 2015 ($’million)	36-60 Months July 1, 2015 To June 30, 2017 ($’million)	After 60 Months Subsequent June 30, 2017 ($’million)
Guarantees(1)	51	—	—	—	51
Capital commitments(2)	63	63	—	—	—
Total commitments expiring by period	114	63	—	—	51

(1)	Amount of Commitments Expiring by Period.
(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of US$275 million has been approved by the board for capital expenditures.

Trend Information

Information on recent trends in our operations is discussed in Item 4. “Information on the Company — Business — Strategy” and “— Results of Operations” above.

Working Capital and Anticipated Financing Needs

The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. Several of the growth projects will require additional capital expenditure over the next two to three years to complete construction, most of which will be funded from cash generated by operations and the balance by debt. For more information on our planned capital expenditures, see “— Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We may, in the future, explore debt and/or equity financing in connection with our acquisition strategy. See Item 3. “Key Information — Risk Factors — To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US$ currencies against the US dollar. Future financing arrangements would also be subject to the limits on the board’s borrowing powers described in Item 10. “Additional Information — Memorandum of Incorporation — Directors — Borrowing Powers”. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10. “Additional Information — Exchange Controls”.

Other Financial Information

Export Sales

All of our gold produced in South Africa during fiscal 2010 to 2012 was refined by Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. All of our gold produced in Australia and PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The composition of Harmony’s board of directors is as follows:

Name	Date of appointment

Patrice Motsepe (1)	September 23, 2003
Frank Abbott (1)	October 1, 1994
Graham Briggs	August 6, 2007
Joaquim Chissano (1)	April 20, 2005
Fikile De Buck (1) (2) (3)	March 30, 2006
Ken Dicks (1) (2)	February 13, 2008
Dr Simo Lushaba (1) (2)	October 18, 2002
Cathie Markus (1) (2)	May 31, 2007
Harry Ephraim Mashego	February 24, 2010
Modise Motloba (1) (2) (4)	July 30, 2004
Mavuso Msimang (1) (2)	March 26, 2011
John Wetton (1) (2)	July 1, 2011
André Wilkens (1)	August 7, 2007

(1)	Non-executive directors
(2)	Independent
(3)	Lead independent director
(4)	Deputy chairman

The members of the board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information can be found in exhibit 15.1.

Board Practices

Our current Memorandum of Incorporation provides that the board must consist of no less than four and no more than twenty directors at any time. At October 22, 2012, the board consists of 13 directors.

Our current Memorandum of Incorporation provides that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire. According to the current Memorandum of Incorporation, the board meets not less than quarterly.

Details of directors’ service contracts are described under “— Compensation of Directors and Senior Management” and “— Directors’ Terms of Employment,” below. We also describe significant ways in which our corporate governance practices differ from practices followed by US companies listed on the NYSE on our website under “Corporate Governance.”

In order to ensure good corporate governance, the board has formed an Audit and Risk Committee, a Remuneration Committee, a Nomination Committee, an Investment Committee, a Social and Ethics Committee and a Technical Committee. At a meeting on 7 May 2012, the board resolved that the Empowerment Committee be incorporated into the Social and Ethics Committee to avoid a duplication of duties. All of the board committees are comprised of a majority of independent, non-executive directors.

Executive Management Committee

Our Executive Committee comprises our executive directors and selected senior officers, each with his or her own area of responsibility. The Executive Committee consists of 12 executives who meet on a weekly basis and more often if required. See exhibit 15.1 for their abridged curricula vitae.

The composition of the Executive Management Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive Officer
Frank Abbott	Financial Director
Harry Ephraim Mashego	Executive Director
Jaco Boshoff (1)	Ore Reserves and New Business
Alwyn Pretorius	Health and Safety
Tom Smith	Chief Operating Officer: South Africa Operations
Marian van der Walt	Corporate and Investor Relations
Johannes van Heerden	Chief Executive Officer: South East Asia
Abre van Vuuren	Risk Management and Health Services
Melanie Naidoo-Vermaak	Environment
Matthews Dikane	Legal Compliance
Anton Buthelezi	Human Resources

(1)	Jaco continues to oversee the Evander sale process and will remain chief operating officer of Evander until completion of the sale.

Board Committee

Details of the various board committees and their composition and members can be found in exhibits 15.2 and 15.3.

Compensation of Directors and Senior Management

The following table shows the compensation of directors and senior management for fiscal 2012:

Name	Directors’ fees ($’000)	Salaries and Benefits ($’000)	Retirement Contributions during the year ($’000)	Bonuses Paid ($’000)	Share Options Exercised during the year ($’000)	Total ($’000) 2011
	2012	2012	2012	2012	2012	2012
Non-executive
Patrice Motsepe	114	—	—	—	—	114
Frank Abbott (1)	20	—	—	—	—	20
Joaquim Chissano	56	—	—	—	—	56
Fikile De Buck	90	—	—	—	—	90
Ken Dicks	48	—	—	—	—	48
Dr Simo Lushaba	63	—	—	—	—	63
Cathie Markus	73	—	—	—	—	73
Modise Motloba	72	—	—	—	—	72
Mavusa Msimang	42	—	—	—	—	42
David Noko (2)	62	—	—	—	—	62
Cedric Savage (3)	49	—	—	—	—	49
John Wetton	73	—	—	—	—	73
Andre Wilkens	64	—	—	—	—	64
Executive
Frank Abbott (4)	—	442	—	14	—	456
Graham Briggs	—	768	—	171	861	1,800
Mashego Mashego	—	302	30	79	285	696
Hannes Meyer (5)	—	277	—	87	—	364
TOTAL	826	1,789	30	351	1,146	4,142

(1)	July 2011 to October 2011
(2)	Resigned June 2011
(3)	July 2011 to November 2011 (retired)
(4)	November 2011 to June 2012 (appointed 8 November 2011)
(5)	July 2011 to March 2012 (resigned)

Directors’ Terms of Employment

None of our directors have a service contract with us or any of our subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.

The terms of employment of our executive directors continue until terminated by reaching the mandatory retirement age of 60 or on service of three months’ notice by either us or the employee. An extension in retirement up to 63, depending on Company needs, may be considered in some instances. Each of our executive directors participates in our share scheme and a discretionary executive cash incentive scheme, the latter provided that certain profit targets, set by the Remuneration Committee, are achieved. They have all waived their rights to directors’ fees.

The executive directors also benefit from pension contributions, provident funds, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by us and our subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is US$nil million. The non-executive directors are entitled to fees as agreed at our annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on our behalf and remuneration for other services, such as serving on committees. For fiscal 2012, total directors’ remuneration amounted to US$4.1 million and senior management’s remuneration to US$6.3 million. Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee, in line with our reward philosophy. A bonus of US$171,171 was awarded to the chief executive officer during the past financial year.

The board agreed to an increase in non-executive directors’ fees, effective from the date of the annual general meeting on November 30, 2011. Shareholders approved the increase in fees at the annual general meeting.

For fiscal 2012 non-executive directors received the following fees:

Annual Fee
Board	R 178,000 annually (US$22,909)
Audit and Risk Committee	R 98,000 annually (US$12,613)
Empowerment Committee	R 67,000 annually (US$8,623)
Investment Committee	R 67,000 annually (US$8,623)
Nomination Committee	R 67,000 annually (US$8,623)
Remuneration Committee	R 77,500 annually (US$9,974)
Social and Ethics Committee	R 76,000 annually (US$9,781)
Technical Committee	R 76,000 annually (US$9,781)
Chairman of board	R 825,000 annually (US$106,178)
Chairman of board committees	Double the amount that the individual board committee member received annually
Lead independent director	R265,000 annually (US$34,105)
Deputy chairman	R350,000 annually (US$45,045)

The terms of employment of the non-executive directors are not set out in any written agreements.

Share Options

At October 22, 2012, our directors and senior management held the following share options, totalling less than 1% of our share capital:

Directors and Senior Management	Number of Share Options	Average Strike Price (R)	Expiration Dates
Graham Briggs	91,938	48.55	2014 - 2015
Frank Abbott	—	—	—
Harry Ephraim Mashego	—	—	—
Senior Management (as a group)	170,463	53.40	2013 - 2015
Total	262,401	51.70	2013 - 2015

Options to purchase a total of 829,559 ordinary shares were outstanding on October 22, 2012. The exercise prices of the outstanding options range between R39.00 and R91.60 per share and they expire between 2013 and 2015. Of the outstanding options, options to purchase 262,401 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See note 35 to the consolidated financial statements included herein.

Shares issued in terms of the Harmony 2006 Share Plan

At October 22, 2012, our directors and senior management held the following share appreciation rights and performance shares, totaling less than 1% of our share capital:

Directors and Senior Management	Share Appreciation Rights (SAR)	Weighted SAR Price (R)	Performance Shares (PS)	PS Price (R)	Restricted Shares (RS)	RS Price (R)	Expiration Dates
Graham Briggs	277,389	78.00	227,039	—	94,287	—	2012 - 2018
Frank Abbott	6,585	104.79	23,072	—	8,000	—	2014 – 2017
Harry Ephraim Mashego	42,040	82.80	61,776	—	30,262	—	2012 – 2017
Senior management (as a group)	615,480	74.72	653,770	—	130,271	—	2012 - 2017

Awards to purchase a potential maximum of 9,483,275 ordinary shares were outstanding on October 22, 2012. The exercise prices of the outstanding options range between R70.54 and R112.64 per share and they expire between 2012 and 2018. Of the outstanding awards, awards to purchase a potential maximum of 1,949,456 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See note 35 to the consolidated financial statements included herein.

Shares issued in terms of the Employee Share Ownership Plan

Awards to purchase a potential maximum of 6,817,880 ordinary shares were outstanding on October 22, 2012. These awards were issued in August 2012 to all employees other than management. These options expire in 2017. No consideration was payable on the grant of these options.

In addition to the awards, 3.5 million ordinary shares were issued to the Tlhakanelo in August 2012. Employees paid the par value of the shares awarded to them, being 50 SA cents per share.

Share Ownership

The following sets forth, as at June 30, 2012 and at October 22, 2012, the total amount of ordinary shares directly or indirectly owned by our directors and senior management, including shares issued under the 2006 Share Plan. Our directors and senior management do not own any preference shares.

Holder	Ordinary Shares Number as at June 30, 2012	Percentage	Ordinary Shares Number as at October 22, 2012	Percentage
Non-executive chairman
Patrice Motsepe (1)	—	—	—	—
Directors Non-executive
Fikile De Buck	—	—	—	—
Joaqium Chissano	—	—	—	—
Ken Dicks	—	—	12,500	(2)
Dr. Simo Lushaba	—	—	—	—
Cathie Markus	—	—	—	—
Mavuso Msimang	—	—	—	—
Modise Motloba	—	—	—	—
John Wetton
André Wilkens	101,303	(2)	101,303	(2)
Executive Directors
Graham Briggs	—	—	14,347	(2)
Frank Abbott	—	—	73,900	(2)
Harry Ephraim Mashego	—	—	—	—
Total Directors (13 persons)	101,303	—	202,050	—

(1)	Patrice Motsepe, our Chairman, has an indirect holding through ARM
(2)	Less than 1%.

Employees

General

Set out below is the number of people working at each of our operations and the number at our operations who are employed by outside contractors as at the end of each of fiscal years 2012, 2011 and 2010.

	Harmony Employees at June 30,			Outside Contractors at June 30,
	2012	2011	2010	2012	2011	2010
South Africa	33,995	34,345	35,788	5,999	4,921	4,331
International	1,905	1,558	1,105	2,605	2,982	1,373
Grand total	35,900	35,903	36,893	8,604	7,903	5,704

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

Harmony invests in the training and development of its current and potential employees. During fiscal 2012 a significant number of South African employees received some form of training in areas such as mining, engineering, metallurgy, mineral reserve, human resources and soft skills. In South Africa, we have various programs in place to attract and develop university and young school leavers through apprenticeships, bridging programs and bursaries, as well as extensive in-house and external training programs.

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

As a result of our highly unionized labor force and the fact that labor costs typically constitute between 46% and 54% of production costs, we have attempted over the years to balance union demands for improvements in wages and conditions of employment with the need to contain and reduce cash costs in order to ensure the long-term viability of our operations.

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

Each year, negotiations with unions span a wide range of issues. In fiscal 2012, these included:

•	wellness and retirement;

•	training and development;

•	housing and transport; and

•	women in mining.

Other issues currently being discussed with unions include:

•	establishing a bargaining council for the gold mining industry. This has not been finalized but it is envisaged that it will be established by the next round of wage negotiations scheduled for 2013;

•	discussions on co-designing arrangements for the effective use of mining assets;

•	issues around developing young people living in communities close to mining operations; and

•	the current labor unrest regarding wages.

Work Stoppages

Harmony lost six production days to labor action during fiscal 2012, which included a five-day strike in August 2011 and a national one-day strike called by Cosatu in March 2012.

Since October 2, 2012, employees at Kusasalethu, one of our main productive operations producing 14% of our South African gold production, embarked on an illegal strike with the majority of employees returning to work on October 25, 2012.

HDSAs in management

Employment equity practices and initiatives in South Africa are guided by legislation including the MPRDA. This promotes equal opportunity by eliminating unfair discrimination and implementing affirmative action for women in mining and HDSAs in management. Harmony has a diversity management programme in place to encourage and embrace diversity across the company. The Company reports its employment equity plan and progress to the departments of labour and mineral resources annually.

Harmony’s recruitment policy is aligned to its employment equity policy objectives to:

•	pursue a diverse workforce for continued growth and competitiveness;

•	create a culture that embraces diversity and change;

•	promote equitable representation in all occupational categories and levels in the workforce;

•	provide reasonable accommodation for people with disabilities and women; and

•	implement affirmative action and positive measures to redress employment imbalances and achieve equality amongst employees.

Accordingly, Harmony’s recruitment, development and retention initiatives are focused on HDSAs in line with Mining Charter requirements. In South Africa, Harmony improved its employment equity status in management levels over the past year to 43% from 42% in the prior year. This is a significant achievement, given the shortage of HDSA management skills in South Africa.

Women in mining

Reflecting good practice, the representation of women across the Harmony group in fiscal 2012 was 12% (3 951 women) (fiscal 2011: 11.5%). At certain operations, the 10% target has been exceeded. The group percentage of women in management was 18% (fiscal 2011: 6%) in the core disciplines of engineering, mining, ore reserve management and metallurgy.

There is no differentiation in salary scales for men and women at Harmony.

Australia

Employee relations in Australia are regulated by a combination of federal and state statutes that stipulate minimum standards and provide for collective bargaining and action. All employment contracts are based on the Fair Work Act of 2009 and the National Employment Standards. Our Australian workforce is not unionized.

Papua New Guinea

Employee relations in PNG are regulated by the Employment Act of 1978 (PNG) and the Employment of Non-Citizens Act 1978 (PNG). Individual contracts are entered into, and the workforce is not unionized.

In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee . Employees at PNG are not unionized, however, employment is guided by a Memorandum of Agreement (“MOA”) between the Landowner Association, the Company and the government. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Harmony’s license to operate.

Localization

In terms of diversity and equal opportunity, PNG operations are governed by a three-year training plan lodged with the Department of Labour for approval in separate documents for each operation: Hidden Valley joint venture, Wafi-Golpu joint venture and the exploration joint venture. Under this plan, and for the Company to have externally resourced employees, the joint ventures must ensure locally resourced employees are continuously trained and succession is managed. The first set of plans was approved in January 2011.

The succession target of less than 4% permanent externally resourced employees at PNG is continuing. The leadership development programme conducted in the first quarter of fiscal 2012 will ensure that this process continues.

Women in mining

At Hidden Valley, the percentage of women has risen to 14%, closer to the national average of 15%. Harmony is focused on achieving the 2013 target of 17%.

Long Term Incentive Schemes

In addition to employees’ annual salaries, Harmony has implemented various share option schemes, including the Harmony 2006 Share Plan. In all, 60,011,669 shares of Harmony’s share capital are reserved for long-term incentive schemes.

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

Broad-Based Employee Share Ownership Plan

In August 2012, Harmony made awards under its ESOP, governed by Tlhakanelo, through which more than 33,000 employees participate in direct ownership of the company.

Tlhakanelo is an equity-settled share incentive and share appreciation rights scheme, in terms of which 4 288 000 scheme shares and 8,576,000 share appreciation rights have been made available for offers to current and future qualifying Harmony employees based on years of service. All non-management employees will benefit from the scheme, based solely on length of service. In future, trustees of Tlhakanelo will comprise both management and union representatives.

The Harmony 2006 Share Plan

The Harmony 2006 Share Plan (the “Share Plan”) was adopted by shareholders at the annual general meeting held on November 10, 2006. The Share Plan incorporates the following elements: equity- settled share appreciation rights, performance shares and performance allocated restricted shares. The Share Plan is in line with global best practice and South African best practice, which in combination serves to reward the required attributes of shareholder alignment and long-term, sustained performance.

In terms of the Share Plan, executive directors and senior employees of Harmony and its subsidiaries and associates are awarded rights to receive shares in Harmony. The right to receive shares is conditional on the service and performance conditions having been met (i.e. the awards having vested) and, in the case of the Share Appreciation Rights (“SARs”), the awards having been exercised.

The primary intent of the Share Plan is to reward executives and senior management for long term, sustained performance achievements which are aligned to shareholder value.

The nature of the Share Plan, which is linked to performance conditions, is not as dilutive as a normal share option scheme.

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

The 2009 allocations and awards will vest in November 2012, subject to performance conditions being met.

Short-term incentive scheme

Our Remuneration Committee ensures that our directors and senior executives are fairly rewarded for their individual contributions to our overall performance.

In September 2006, the Remuneration Committee approved an annual incentive scheme as part of Harmony’s Reward Philosophy. This scheme was revised in 2010 to provide twice-yearly incentive bonuses for all management employees applying to corporate, Harmony central services, medical services and central operations; and quarterly incentive bonuses for designated shaft management team members as well as regional operations management teams to benefit executive directors and members of management.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are an independent gold producer, with no single shareholder exercising control. As of October 22, 2012, our issued share capital consisted of 435,064,236 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.

Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.

A list of the 5% holders of our securities as of October 22, 2012 is set forth below:

Holder	Number of Shares	Percentage
1. Deutsche Bank Trust Company Americas (1)	135,983,632	31.26%
2. ARM Ltd. (2)(3)	63,632,922	14.63%
3. Blackrock Investment Management (UK) Ltd. (3)	46,689,550	10.73%
4. Public Investment Corporation of South Africa (3)	29,065,398	6.68%
5. Van Eck Global (3)	25,811,219	5.93%
6. Allan Gray Unit Trust Management Ltd. (3)	23,534,105	5.41%
7. First Eagle Investment Management LLC (3)	21,922,665	5.04%

(1)

Depository changed from Bank of New York Mellon to Deutsche Bank Trust Company Americas as of October 10, 2011 with respect to the ADRs held on the US register. Holding disclosed represents outstanding ADRs on October 22, 2012.

(2)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.
(3)	Holdings as of September 30, 2012

As of October 22, 2012, there were 1943 record holders of our ADRs in the United States.

Capital Raising

The Company did not engage in any capital raising during fiscal 2011 or 2012.

Related Party Disclosure and Transactions

None of our directors or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction since July 1, 2009 or in any proposed transaction that has affected or will materially affect us or our subsidiaries, other than as stated below.

ARM Limited currently holds approximately 14.7% of our shares. Patrice Motsepe, André Wilkens, Joaquim Chissano and Frank Abbott are directors of ARM Limited.

During fiscal 2010 we concluded separate purchase agreements with the liquidators of Pamodzi FS for the purchase of its Free State assets and inventories. The consideration paid for the mining assets was US$36.6 million and US$16.0 million was paid for the inventories. Pamodzi FS was a subsidiary of Pamodzi, which is an associate of Harmony.

On March 19, 2010, Harmony Gold Mining Company Limited concluded an agreement with AVRD, for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan of US$33.4 million and the issue of 2,162,359 Harmony shares, valued at US$20.5 million. On January 6, 2012, the conditions precedent for the sale of the group’s investment in Rand Uranium (Proprietary) Limited to Gold One International Limited were fulfilled

See note 36 of the consolidated financial statements for the balances due to and from associates and joint ventures.

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

AngloGold Ashanti court case

Harmony has been named as a second defendant in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case, under which the principles of compensation under ODIMWA are currently being tested. The case was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on March 3, 2011. The judgement allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. Should anyone bring similar claims against Harmony in future, those claimants would need to provide that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

South Africa class action

On August 23, 2012, Harmony and all its subsidiaries were served with court papers entailing an application by three of its former employees requesting that the South Gauteng High Court certify a class action. In essence, the applicants want the court to declare them as representing a class of people for the purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony. Harmony has subsequently retained legal counsel in this regard and on September 5, 2012, Harmony served and filed its notice of intention to oppose the application as it is of the view that the applicants cannot form part of a class as, according to their own averments, they worked at different operations. At this stage and in the absence of a Court decision on this matter, it is uncertain as to whether the Company will incur any costs related to silicosis claims in the near future. Due to the limited information available on any claims and potential claims, and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

Freegold court case

The South African Supreme Court of Appeal’s decision regarding the SARS’ application of mining tax ring-fencing was received on October 1, 2012 and the Court found in favour of SARS. The judgement on October 1, 2012, an adjusting post-balance sheet event, resulted in additional income taxes payable of US$12 million being recognized. This was offset by the impact of additional allowances on unredeemed capital which resulted in deferred tax credits of US$20 million.

US class action

The Company reached a mutually acceptable settlement with the class plaintiffs during fiscal 2012 in a pending class action in the United States District Court for the Southern District of New York in which certain ADR and ADR Option holders are seeking damages against us pertaining to our business practices for the period April 25, 2007 to August 7, 2007. The settlement was approved by the Court in November 2011 but a single class member filed an appeal of the Court’s order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the Company’s insurers and will be distributed to the plaintiffs once the appeal has been finalized.

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

On August 12, 2011, the board approved a final dividend for fiscal 2011 of R0.60 per share that was paid on September 19, 2011. The total amount of the dividend paid was R258 million (US$33.9 million). This was recorded in fiscal 2012. On February 1, 2012, the board approved an interim dividend for fiscal 2012 of R0.40 per share that was paid on March 12, 2012. The total amount of the dividend paid for fiscal 2012 was R431 million (US$58.6 million).

On August 13, 2012, the board approved a final dividend for fiscal 2012 of R0.50 per share that was paid on September 17, 2012. The total amount of the dividend paid was R217 million (US$26.7 million). This was recorded in fiscal 2013.

For information on our accounting policy relating to dividends, see note 2.20 to the consolidated financial statements.

Recent Developments

Dividends

On August 13, 2012, the board approved a final dividend for fiscal 2012 of R0.50 per share that was paid on September 17, 2012. The total dividend paid during fiscal 2012 amounts to R216 million (US$27 million).

ESOP

On August 31, 2012, Harmony issued 3.5 million shares to the Tlhakanelo Employee Share Trust, of which 3.4 million shares were allocated to participants.

Developments in legal proceedings

See “- Legal Proceedings” above for developments in the South African class action and Freegold court case.

Work Stoppage

Since October 2, 2012, employees at Kusasalethu, one of our main productive operations producing 14% of our South African gold production, embarked on an illegal strike with the majority of employees returning to work on October 25, 2012.

Item 9. THE OFFER AND LISTING

Markets

Stock Exchange Listings and Ticker Codes

The primary listing of our ordinary shares is on the JSE Limited. Our ordinary shares are also listed on stock exchanges Berlin and Brussels in the form of International Depositary Receipts and on the New York Stock Exchange in the form of ADSs. We notified NASDAQ on June 9, 2010 of our intention to voluntarily terminate our listing on NASDAQ. The last day of trading of Harmony’s ADSs on NASDAQ was June 21, 2010. We voluntarily delisted from Euronext Paris on August 30, 2010. Harmony further voluntarily delisted from the London Stock Exchange on January 11, 2012.

JSE Limited	HAR

New York Stock Exchange	HMY

Euronext Brussels	HMY

Berlin Stock Exchange	HAM1

Offering and Listing Details

The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary Shares (Rand per Ordinary Share)
	High	Low
Fiscal year ended June 30, 2008
Full Year	118.52	60.00
Fiscal year ended June 30, 2009
Full Year	129.50	54.99
Fiscal year ended June 30, 2010
First Quarter	87.51	69.05
Second Quarter	87.00	74.00
Third Quarter	80.77	68.80
Fourth Quarter	81.40	68.65
Full Year	87.51	68.65
Fiscal year ended June 30, 2011
First Quarter	83.80	71.90
Second Quarter	88.02	76.18
Third Quarter	102.26	74.77
Fourth Quarter	103.25	83.29
Full Year	103.25	71.90
Fiscal year ended June 30, 2012
First Quarter	106.00	85.80
Second Quarter	115.75	92.64
Third Quarter	101.75	82.88
Fourth Quarter	89.00	72.84
Full Year	115.75	72.84
Fiscal year ended June 30, 2013
July 2012	82.95	73.63
August 2012	85.71	68.24
September 2012	78.16	67.50
As of October 22, 2012	70.99	66.90

On October 22, 2012, the share price of our ordinary shares on the JSE was R70.00.

Our ADRs are listed on the New York Stock Exchange. We were listed on NASDAQ from November 29, 2005 until we voluntarily de-listed on June 21, 2010. The high and low sales prices in US dollars for our ADRs for the periods indicated, as reported on the NYSE and NASDAQ, were as follows:

	NYSE Harmony ADRs ($ per ADR)		NASDAQ Harmony ADRs ($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2008
Full Year	15.27	8.42	15.27	8.74
Fiscal year ended June 30, 2009
Full Year	13.06	5.58	13.07	5.54
Fiscal year ended June 30, 2010
First Quarter	11.75	8.50	11.78	8.50
Second Quarter	11.98	9.73	11.94	9.74
Third Quarter	11.11	8.79	—	—
Fourth Quarter	10.57	9.04	—	—
Full Year	11.98	8.50	—	—
Fiscal year ended June 30, 2011
First Quarter	11.74	9.72	—	—
Second Quarter	12.75	10.75	—	—
Third Quarter	15.26	10.56	—	—
Fourth Quarter	15.57	12.34	—	—
Full Year	15.57	9.72	—	—
Fiscal year ended June 30, 2012
First Quarter	14.87	11.50	—	—
Second Quarter	14.37	11.34	—	—
Third Quarter	13.31	10.70	—	—
Fourth Quarter	11.04	8.70	—	—
Full Year	14.87	8.70	—	—
Fiscal year ended June 30, 2013
July 2012	10.20	8.90	—	—
August 2012	10.34	8.43	—	—
September 2012	9.49	8.21	—	—
As of October 22, 2012	8.40	7.85	—	—

On October 22, 2012, the closing share price of our ordinary shares on the NYSE was US$8.23.

The Securities Exchange in South Africa

The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.

As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets: equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R7,354 billion (US$946 billion) at June 30, 2012. The mining market capitalization was, at June 30, 2012, 18% of the overall JSE market capitalization and constituted 25% in terms of value traded.

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

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

Memorandum of Incorporation

This section summarizes certain material provisions of Harmony’s current Memorandum of Incorporation, the Companies Act and the JSE Listings Requirements, each as currently in effect. These descriptions do not purport to be complete and are qualified in their entirety by reference to all of the provisions of those sources. Directions on how to obtain a complete copy of Harmony’s current Memorandum of Incorporation are provided under “— Documents on Display” below.

General

We are a public company with limited liability, and is registered under Registration number 1950/038232/06 with the Companies and Intellectual Property Commission (“CIPC”) (previously known as “CIPRO” or “the Registrar of Companies”), a member of the Department of Trade and Industry. We are governed by our current Memorandum of Incorporation, the provisions of the Companies Act and the various Listings Requirements. Our operations are also subject to various laws and regulations, including those described in Item 4. “Information on the Company Regulation”.

In accordance with the provisions of the Companies Act, which came into operation on 1 May 2011, the current Memorandum of Incorporation will, subject to approval of the shareholders, be replaced in its entirety at the annual general meeting of the Company to be held on November 28, 2012.

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

Directors

Disclosure of Interests

Notwithstanding anything to the contrary in the current Memorandum of Incorporation, directors shall comply with the provisions of the Companies Act, under the terms of which each director, prescribed officer and member of any committee of the board (whether or not such persons are also members of the board) shall, subject to the exemptions and the qualifications contained in the Companies Act, comply with all of the provisions of the Companies Act in the event that they (or any person who is a related person to them) have a personal financial interest in any matter to be considered by the board.

A director, notwithstanding his or her interest, may be counted in the quorum present at any meeting where: (i) he or she or any other director is appointed to hold any office or position of profit in Harmony; (ii) the directors resolve to exercise any of our rights to appoint, or concur in the appointment of, a director to hold any office or position of profit in any other company; or (iii) the terms of any such appointment are considered or varied. At this meeting, each director may vote on the matters listed above, but no director may vote in respect of his or her own appointment, or the arrangement or variation of the terms of his or her own appointment.

The restrictions described above do not prevent or debar any director, as a holder of any class of our shares, from taking part in or voting upon any question submitted to a vote by that class at a general meeting, regardless of that director’s personal interest or concern.

Compensation

The Company may pay remuneration to the directors for their services as directors in accordance with a special resolution approved by the shareholders within the previous 2 (two) years, as set out in the Companies Act.

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

Financial assistance

Subject to a special resolution of the shareholders adopted within the previous two years, the board may authorise the Company as contemplated in the Companies Act, to provide financial assistance by way of loan, guarantee, the provision of security or otherwise to any person for the purpose of, or in connection with, the subscription of any option, or any Securities, issued or to be issued by the Company or a related or inter-related company, or for the purchase of any such securities of the Company or a related or inter-related company; and/or as contemplated the Companies Act, to provide direct or indirect financial assistance to a director, prescribed officer of the Company or a related or inter-related company or corporation, or to a member of a related or inter-related corporation.

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

Share Capital

As of June 30, 2012, our issued share capital consisted of 431,564,236 ordinary shares with a par value of R0.50 each. As of October 22, 2012, our issued share capital consisted of 435,064,236 ordinary shares with a par value of R0.50 each. Our authorized share capital is 1,200,000,000 ordinary shares with a par value of R0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.

Description of Ordinary Shares

This section summarizes the material provisions of Harmony’s ordinary shares as set out in Harmony’s current Memorandum of Incorporation, the Companies Act and the JSE listings requirements, each as currently in effect. It does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

Dividends

Either the board or a majority of the holders of our ordinary shares, voting in a general meeting, may, from time to time, declare a dividend to be paid to the registered holders of ordinary shares according to their respective rights and interests in the profits, measured in proportion to the number of ordinary shares held by them.

Cash dividends may only be paid out of the profits of the Company. Cash dividends paid by us will not bear any interest payable by us.

South Africa introduced Dividends Tax, effective April 1, 2012, which is a withholding tax on dividends payable by the shareholder at a rate of 15%.

The tax rate on the local dividend payment is 15% unless shareholders are exempted. Certain investors will be exempt from the payment of Dividends Tax while others may pay a reduced rate of tax by virtue of being residents of countries with whom South Africa has entered into Double Taxation Agreements. The entities listed below are all exempt from Dividends Tax:

•	a company which is resident in South Africa;

•	the Government, provincial government or municipality (of the Republic of South Africa);

•	a public benefit organization (approved by SARS to section 30(3) of the Income Tax Act, 1962 (Act No 58 of 1962) (the “ITA”);

•	a trust contemplated in section 37A of the ITA (mining rehabilitation trusts);

•	an institution, body, or board contemplated in section 10(1)(cA) of the ITA;

•

a fund contemplated in section 10(1)(d)(i) or (ii) of the ITA (pension fund, pension preservation fund, provident fund, provident preservation fund, retirement annuity fund, beneficiary fund or benefit fund);

•	a person contemplated in section 10(1)(t) of the ITA (CSIR, SANRAL etc.);

•

a shareholder in a registered micro business as defined in the Sixth Schedule to the ITA to the extent that the aggregate amount of the dividends paid by that registered micro business to its shareholders during the year of assessment in which that dividend is paid does not exceed R200,000;

•

a person that is not a resident and the dividend is a dividend contemplated in paragraph (b) of the definition of “dividend” in section 64D of the ITA (i.e. a dividend on a foreign company’s shares listed in SA, such as dual-listed shares);

•	the portfolio of a collective investment scheme in securities;

•	any person to the extent that the dividend is not exempt from income tax; or

•	any person to the extent that the dividend was subject to secondary tax on companies.

Dividends Tax is triggered by the payment of the dividend. The tax will be withheld from dividends and paid to SARS by regulated intermediaries being Central Securities Depository Participants, Transfer Secretaries, brokers, approved nominee companies and collective investment schemes in securities.

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

The Companies Act provides that a company may approve the acquisition of its own shares by special resolution, if authorized to do so by its memorandum of incorporation. A company is not, however, permitted to make any form of payment to acquire any of its own shares if there are reasonable grounds for believing that the company is or, after the payment, would be unable to pay its debts or if, after the payment, the consolidated assets of the company fairly valued would be less than the consolidated liabilities of the company. The procedure for acquisition of shares by a company is regulated, in the case of listed companies, both by the Companies Act and the Listings Requirements of the JSE.

We are authorized pursuant to our current Memorandum of Incorporation to approve the acquisition of our shares by special resolution from time to time. We are also authorized pursuant to our current Memorandum of Incorporation to make payments in cash or in specie to any class of our shareholders.

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

•

for the acquisition of an asset, provided that if the issue is more than 25% of the company’s issued share capital, a simple majority of holders of ordinary shares present and voting, must vote in favor of the acquisition;

•	for a vendor consideration placement to settle the consideration for a bona fide acquisition;

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

Under the JSE Listing Requirements, any issue of shares is subject to the shares being under the control of the directors and authority must be sought at a shareholder meeting prior any issue of shares.

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

Although the concepts are similar, the specific interpretations of fiduciary obligations of directors in South Africa may differ from those in the US and certain other countries. In South Africa, the common law imposes on directors a duty to act with care, skill and diligence and fiduciary duties, which include the duty to conduct the company’s affairs honestly and in the best interests of the company.

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

Changes in Capital or Objects and Powers of Harmony

The provisions of our current Memorandum of Incorporation pertaining to changes in our share capital and powers are subject to the provisions of the Companies Act and the JSE Listings requirements. Under the current Memorandum of Incorporation, we may by special resolution:

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

All meetings (whether called for the passing of special or ordinary resolutions) require not less 15 business days’ written notice plus seven days in the event that notices are to be sent via registered mail in accordance with the Companies Act. The Company may call a meeting with less notice, but such a meeting may proceed only if every person who is entitled to exercise voting rights in respect of any item on the meeting agenda is present at the meeting and votes to waive the required minimum notice of the meeting.

Our business may be transacted at a general meeting only when a quorum of members is present. Three members present personally or by representative and entitled to vote are a quorum. Each annual general meeting of the Company must provide for at least the following business to be transacted:

•	the presentation of the directors’ report, audited financial statements for the immediately preceding financial year of the Company and an audit and risk committee report;

•	the election of Directors, to the extent required by the Companies Act;

•	the appointment of an auditor and an audit committee for the following financial year; and

•	any matters raised by the Shareholders, with or without advance notice to the Company.

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

Non-South African Shareholders

There are no limitations imposed by South African law or by our current Memorandum of Incorporation on the rights of non-South African shareholders to hold or vote our ordinary shares or securities convertible into ordinary shares.

Disclosure of certain Transactions

In accordance with the Companies Act, a person must notify the company in the prescribed manner and form within three business days after that person:

•

acquires a beneficial interest in sufficient securities of a class issued by that company such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to 5%, 10%, 15%, or any further whole multiple of 5%, of the issued securities of that class; or

•

disposes of a beneficial interest in sufficient securities of a class issued by a company such that, as a result of the disposition, the person no longer holds a beneficial interest in securities amounting to a particular multiple of 5% of the issued securities of that class.

These requirements apply to a person irrespective of whether:

•	the person acquires or disposes of any securities: (i) directly or indirectly; or (ii) individually, or in concert with any other person or persons, or

•

the stipulated percentage of issued securities is held by that person alone, or in aggregate by that person together with any: (i) related or inter-related person; and (ii) person who has acted in concert with any other person.

If the company receives a notice in terms of this section, the company must:

•	file a copy with the Takeover Regulation Panel; and

•	report the information to the holders of the relevant class of securities unless the notice concerned a disposition of less than 1% of the class of securities.

Changes in Control

Affected transactions and offers are regulated under the terms of the Companies Act and the requirements embodied in the related Takeover Regulations. The JSE Listing Requirements also contain certain requirements with regard to the process involved in a merger or takeover. While the requirements of the Takeover Regulation Panel (established under section 196 of the Companies Act to, inter alia, regulate affected transactions) and the JSE Listings Requirements might have the general effect of delaying, deferring or preventing a change in control of a company, our current Memorandum of Incorporation does not impose additional restrictions on mergers or takeovers.

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

The directors will cause to be prepared annual financial statements and a South African annual report as required by the Companies Act and the JSE rules. We will deliver a copy of the notice and summarized consolidated financial statements to every member not less than fifteen days prior to the date of each annual general meeting.

Our annual report on Form 20-F is available on our website at www.harmony.co.za. We shall deliver a paper copy of the annual report containing our IFRS audited financial statements, free of charge, to any shareholder upon request.

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

The Republic of South Africa’s exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and foreigners are subject to these exchange controls, which are regulated by the South African Reserve Bank (“SARB”).

Since 1995 a number of exchange control regulations have been relaxed with regard to both residents and non-residents. In 2010, the government announced further steps on exchange control reform with the aim to achieve a macroprudential risk based approach to the management of foreign exchange. The reforms are being made to enable international firms to make investments through South Africa to the rest of Africa and to further enhance opportunities for offshore portfolio diversification for resident investors.

A considerable degree of flexibility is built into the system of exchange controls, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorized dealers.

These comments relate to exchange controls in force at June 30, 2012. These controls are subject to change at any time without notice, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed by the South African government in the future, however, the trend in recent years has been the continued gradual relaxation of the exchange controls.

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

Certain South African Tax Considerations

The discussion in this section is based on current law and our interpretation thereof. Changes in the law may alter the tax treatment of our ordinary shares or ADSs, as applicable, possibly on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not tax residents of South Africa. It specifically excludes the tax consequences for tax non-residents whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not the beneficial recipient of the dividends, or where the source of the transaction or dividends is to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“US Treaty”). It also assumes that the holders would hold the ordinary shares or ADSs on capital account (that is, for investment purpose). We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

Dividends

South Africa introduced Dividends Tax, effective on April 1, 2012 which is a withholding tax on dividends and payable by the shareholder receiving the dividend. Previously South Africa imposed a corporate tax known as STC at a rate of 10% on dividends declared by a South African company. It is important to appreciate that STC was not a withholding tax on dividends, but a tax on profits of a company. The rate of the new dividend withholding tax is 15%. Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be.

Article 10 of the US Treaty provides that a dividend withholding tax may be levied by South Africa. However, it may not exceed 5% of the gross amount of the dividends if the beneficial owner is a company which holds directly at least 10% of the voting stock of the South African company paying the dividends. As the US Treaty refers to a maximum withholding tax rate of 15% in other cases, the dividends tax withholding rate would therefore be 15%.

Capital Gains Tax

A Capital Gains Tax (“CGT”) was introduced with effect from October 1, 2001. In the case of an individual, 33.3% from March 1, 2012 (previously 25%) of the capital gain is included in its taxable income. In the case of a corporate entity, 66.6% for years of assessment commencing on or after March 1, 2012 (previously 50%) of such gain is included in its taxable income. CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Accordingly, income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situation therein. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if they have been held for a continuous period of 3 years. Such provision applies automatically and is not elective.

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

The provisions of the US Treaty override the deemed source rules to the extent applicable. Article 13 of the US Treaty provides that South Africa is entitled to tax a gain that is attributable to the alienation of real property situated in South Africa, which concept includes the equivalent of a US real property interest, even if held through shares.

With effect from January 1, 2012 it is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person.

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

STT is also payable on the subsequent redemption or cancellation of shares or ADSs.

Interest

It is currently proposed that South Africa will implement a traditional withholding tax on interest at the rate of 15% effectively from January 1, 2013, which would be reduced to zero in the case of the US Treaty. However, the South African government announced that the treaties will be renegotiated to refer generally to a minimum 5% withholding tax on interest unless one is dealing with a developed tax system such as the US.

Capitalization Shares

Capitalization shares issued to holders of shares in lieu of cash dividends are currently not subject to Dividends Tax.

Voting Rights

There are no limitations imposed by South African law or by our charter on the right of non-resident or foreign owners to hold or vote our ordinary shares.

Certain Material United States Federal Income Tax Considerations

Except as described below under the heading “Non-US Holders,” the following is a discussion of certain material US federal income tax consequences for a US holder of purchasing, owning, and disposing of the ordinary shares (for purposes of this summary, references to the ordinary shares include the ADSs, unless the context otherwise requires).

You will be a “US holder” if you are a beneficial owner of ordinary shares and you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized under the laws of the United States, any state thereof, or the District Columbia;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•

a trust if: (i) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

A “non-US holder” is a beneficial owner of ordinary shares that is not a US holder for US federal income tax purposes. If you are a “non-US holder,” the discussion below under “Non-US Holders” will apply to you.

This summary is based on the US Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed US Treasury regulations, published Internal Revenue Service rulings, and court decisions that are now in effect, any and all of which are subject to differing interpretations and which could be materially and adversely changed. Any such change could apply retroactively and could affect the continued validity of this summary. This summary does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with US holders that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization, person whose “functional currency” is not the US dollar, person liable for alternative minimum tax, or a person who owns directly, indirectly or by attribution, at least 10% of our stock. This summary also does not address any aspect of US federal non-income tax laws, such as gift or estate tax laws, or state, local, or non-US tax laws, or, except as discussed herein, any tax reporting obligations of a holder of our ordinary shares.

If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of the ordinary shares, the US federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares that is a partnership and partners in such a partnership should consult their own tax advisors about the US federal income tax consequences of acquiring, holding, and disposing of the ordinary shares.

In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for US federal income tax purposes.

We believe that we will not be a passive foreign investment company, or PFIC, for US federal income tax purposes for the current taxable year. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination whether or not we are a PFIC is a factual determination that is based on the types of income we earn and the value of our assets and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, US holders of ordinary shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company Rules” below, under US federal income tax laws, if you are a US holder, the gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to US federal income taxation as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). You must include the amount of any South African tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends received by certain non-corporate US holders during taxable years beginning before January 1, 2013 will be taxed at a maximum rate of 15% where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Under current law, the 15% rate is scheduled to increase as of January 1, 2013, but this change in rate may be deferred or altered by subsequent changes in the law. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. Holders of ordinary shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain US corporations.

Dividends paid in South African Rand will be includible in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depository receives, in the case of the ADSs) the dividend, regardless of whether the payment is in fact converted into US dollars. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitations. You generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into US dollars immediately upon receipt by the applicable party. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in US dollars, on the date that it is distributed. Subject to certain limitations, a US holder may be entitled to a credit or deduction against its US federal income taxes for the amount of any South African taxes that are withheld from dividend distributions made to such US holders. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the US holder to any foreign country or US possession with respect to the applicable tax year.

Dividends received from us will generally be income from non-United States sources, for US foreign tax credit purposes, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex. You should consult your own tax advisor to determine the foreign tax credit implications of owning ordinary shares.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and, to the extent in excess of such basis, will be treated thereafter as capital gain from the sale or exchange of such ordinary shares.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company Rules” below, if you are a US holder and you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount you receive on the sale and your adjusted tax basis in the ordinary shares, determined in U.S dollars. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. Prior to January 1, 2013, long-term capital gain recognized by a non-corporate US holder is generally subject to a maximum tax rate of 15%. Under current law, the 15% rate is scheduled to increase as of January 1, 2013, but this change in rate may be deferred or altered by subsequent changes in the law. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to offset capital losses against income is subject to limitations.

Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

To the extent that you incur South African securities transfer tax in connection with a transfer or withdrawal of ordinary shares as described under “— Certain South African Tax Considerations — Securities Transfer Tax” above, securities transfer tax will not be a creditable tax for US foreign tax credit purposes.

Medicare Tax on Unearned Income

For taxable years beginning after December 31, 2012, US holders that are individuals, estates, or trusts and whose income exceed certain thresholds will be required to pay an additional 3.8% tax on “net investment income,” including, among other things, dividends on and capital gains from the sale or other disposition of ordinary shares. US holders that are individuals, estates, or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our ordinary shares.

Non-US Holders

If you are a non-US holder of the ordinary shares, you generally will not be subject to US federal income or withholding tax on dividends received on such ordinary shares, unless such income is effectively connected with your conduct of a trade or business in the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to US federal income taxation on a net income basis. In such cases, you generally will be taxed in the same manner as a US holder and will not be subject to US federal income tax withholding. If you are a corporate non-US holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

If you are a non-US holder of the ordinary shares, you will also generally not be subject to US federal income or withholding tax in respect of gain realized on the sale of such ordinary shares, unless: (i) such gain is effectively connected with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to US federal income taxation on a net income basis; or (ii) in the case of gain realized by an individual non-US holder, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. In the first case, the non-US holder will be taxed in the same manner as a US holder. In the second case, the non-US holder will be subject to US federal income tax at a rate of 30% on the amount by which such non-US holder’s US-source capital gains exceed such non-US holder’s US-source capital losses. If you are a corporate non-

US holder, “effectively connected” gains may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

Passive Foreign Investment Company Rules

We believe that our ordinary shares will not be treated as stock of a PFIC for US federal income tax purposes for the current tax year. The determination of whether or not we are a PFIC is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value of our assets (including goodwill), both of which are subject to change. In calculating goodwill for this purpose, we will value our total assets based on the total market value, determined with reference to the then-market price of the ordinary shares, and will make determinations regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the market price of the ordinary shares, it is subject to change. It is possible that the US Internal Revenue Service may challenge our valuation of our assets (including goodwill), which may result in us being classified as a PFIC. Thus, it is possible that we may be or become a PFIC in the current or any future taxable year, and we cannot assure you that we will not be considered a PFIC in any such tax year.

In general, if you are a US holder, we will be a PFIC with respect to you if for any taxable year in which you held the ordinary shares:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities, and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a US holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

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

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;

•	the amount allocated to the taxable year in which you realized the gain or received the excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate applicable to you in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election in a timely fashion, you generally will not be subject to the PFIC rules described above in respect to your ordinary shares. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares at the end of your taxable year over your adjusted basis in your ordinary shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over the fair market value at the end of your taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain on a sale or other disposition of the ordinary shares will be treated as ordinary income.

We do not intend to furnish you with the information that you would need in order to make a “qualified electing fund” election to include your share of our income on a current basis.

If you own ordinary shares during any year that we are a PFIC, you must file US Internal Revenue Service Form 8621 (whether or not a mark-to-market election is made) that describes the distribution received on the ordinary shares and the gain realized on the disposition of the ordinary shares. The reduced tax rate for dividend income, discussed above in “Taxation of Distributions Paid on Ordinary Shares,” is not applicable to dividends paid by a PFIC.

The rules dealing with PFICs and the mark-to-market election are very complex and affected by various factors in addition to those described above. Accordingly, you should consult your own tax advisor concerning the application of the PFIC rules to your ordinary shares under your particular circumstances.

US Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding, currently at a rate of 28%, unless the holder: (i) is a corporation or other exempt recipient; or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Unless current individual income tax rates are extended, the backup withholding rate will increase to 31% for payments made on or after January 1, 2013. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment will be allowed as a credit against the US holder’s or the non-US holder’s US federal income tax liability provided that the appropriate returns are filed. A non-US holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on Internal Revenue Service Form W-8BEN.

Recently Enacted Legislation Related to Disclosure of Information with Respect to Foreign Financial Assets

Recently enacted legislation requires a US holder that is an individual that holds an interest in “specified foreign financial assets” to disclose certain information related to these holdings. This requirement only applies for any year in which the aggregate value of all such holdings is greater than US$50,000. For these purposes, “specified foreign financial assets” include: (i) any depository or custodial account maintained by, or certain equity or debt interests in, certain foreign financial institutions; (ii) stock or securities issued by non-US persons; (iii) certain other financial instruments or contracts held for investment where the issuer or counterparty is a non-US person; and (iv) any interest in a foreign entity. In addition, a US holder may be required to furnish certain information to avoid a presumption that the aggregate value of the US holder’s holdings of specified foreign financial assets are in excess of US$50,000. Penalties may apply in the event of noncompliance. These disclosure requirements are effective for taxable years beginning after March 18, 2010. As with all new legislation, the application of certain of these requirements in any particular circumstance may not be entirely clear. Prospective investors should consult their own tax advisors regarding the effect of this legislation in their particular circumstances.

THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN LAWS, AND PROPOSED CHANGES IN APPLICABLE LAWS.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

Our current Memorandum of Incorporation may be examined at our principal place of business at: Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa. We also file annual and furnish interim reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risks, including credit risk, foreign currency risk, commodity price risk and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, we may enter into derivative financial instruments to manage these exposures. We have policies in areas such as counterparty exposure and hedging practices, which have been approved by our audit committee. We do not hold or issue derivative financial instruments for trading or speculative purposes.

We did not apply hedge accounting to incidental hedges held in the past.

In accordance with IAS 39 — Financial Instruments: Recognition and Measurement, we account for our derivative financial instruments as hedging transactions if the following criteria are met:

•	in the case of a hedge of an anticipated future transaction, there is a high probability that the transaction will occur.

Foreign Currency Sensitivity

In the ordinary course of business, we enter into transactions denominated in foreign currencies (primarily US dollars, Australian dollars and Kina). In addition, we incur investments and liabilities in US dollars, Canadian dollars, British pounds sterling, Australian dollars and PNG Kina from time to time. As a result, we are subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. We do not generally hedge our exposure to foreign currency exchange rates.

Our revenues and costs are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar because gold is generally sold throughout the world in US dollars, but most of our operating costs are incurred in Rand and other non-US currencies. Appreciation of the Rand and other non-US currencies against the US dollar increases working costs at our operations when those costs are translated into US dollars, which reduces operating margins and net income from our operations. Depreciation of the Rand and other non-US currencies against the US dollar reduces these costs when they are translated into US dollars, which increases operating margins and net income from our operations. See Item 3. “Key Information — Exchange Rates” and Item 3. “Key Information — Risk Factors — Because most of Harmony’s production costs are in Rand and other non-US currencies, while gold is generally sold in US dollars, Harmony’s financial condition could be materially harmed by an appreciation in the value of the Rand and other non-US currencies”.

We did not have any currency contracts in place as of June 30, 2012, 2011 or 2010.

Commodity Price Sensitivity

General

The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditures, and the market prices of our ordinary shares.

Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we do not have any control. See Item 3. “Key Information — Risk Factors — The profitability of our operations, and cash flows generated by those operations, are affected by changes in the market price for gold, which in the past has fluctuated widely”. The aggregate effect of these factors, all of which are beyond our control, is impossible for us to predict.

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

Commodity Sales Agreements

We did not have any forward commodity sales agreements in place during fiscal 2012, 2011 and 2010.

Interest Rate Sensitivity

Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. We have not entered into any agreements to manage this risk in fiscal years 2010, 2011 and 2012.

Sensitivity analysis

A change of 100 basis points in interest rates at June 30, 2012, 2011 and 2010 would have increased (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2012	2011	2010
	($ in millions)
Increase in 100 basis points	2	2	2
Decrease in 100 basis points	(2)	(2)	(2)

For further information on sensitivities, see note 4 of the consolidated financial statements in Item 18.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

On October 7, 2011, Harmony appointed Deutsche Bank Trust Company Americas in place of Bank of New York Mellon as its depositary bank for ADRs. The principal terms regarding fees and charges that an ADR holder might have to pay, as well as any fee and other payments made by the depositary to us as part of the depositary agreement, are summarized below.

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

Lost time injury frequency rate: the number of lost time injuries per million hours.

Measures: conversion factors from metric units to US units are provided below.

Metric unit		US equivalent
1 tonne	= 1 t	= 1.10231 short tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometer	= 1 km	= 0.621371 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.3937 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47105 acres

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

Orebody: a well-defined mass of mineralized material of sufficient mineral content to make extraction economically viable.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

At a general meeting of the Company held on November 30, 2011, our shareholders authorized the board to allot and issue up to 43,008,462 authorized but unissued ordinary shares with a par value of R0.50 each in the share capital of the Company, being 10% of the total issued share capital of the Company as at June 30, 2011, at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time in their sole discretion determine, subject to the provisions of the Companies Act and the listings requirements of the JSE Limited (“JSE Listings Requirements”).

At a general meeting held on December 1, 2010, our shareholders authorized the board to allot and issue authorized but unissued ordinary shares with a par value of R0.50 each in the share capital of the Company (“Unissued Shares”) under and in accordance with the terms of the Harmony (2001) Share Option Scheme, the Harmony (2003) Share Option Scheme and the Harmony 2006 Share Plan and, in addition, as a general authority, to allot and issue up to 42 865 478 Unissued Shares, being 10% of the total share capital of the Company as at 30 June 2010, at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time in their sole discretion determine, subject to the provisions of the Companies Act, No 61 of 1973 and the JSE Listings Requirements.

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

Item 15. DISCLOSURE CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of June 30, 2012, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2012.

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

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2012, and has concluded that such internal control over financial reporting was effective based upon those criteria.

PricewaterhouseCoopers Inc, an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2012.

(c) Attestation Report of the Registered Public Accounting Firm

See report of PricewaterhouseCoopers Inc, an independent registered public accounting firm, on page F-2.

(d) Changes in Internal Control over Financial Reporting

There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2012 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. John Wetton, independent non-executive chairman of the audit and risk committee, is regarded as being the Company’s “audit committee financial expert” as defined by the rules of the SEC.

In addition, the audit committee members through their collective experience meet a majority of the definitions of the SEC for an “audit committee financial expert” in both the private and public sectors. The members have served as directors and officers of numerous public companies and have over the years developed a strong knowledge and understanding of IFRS, overseeing the preparation, audit and evaluation of financial statements. We believe that the combined knowledge, skills and experience of the Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group and under the guidance of Mr. Wetton, to act effectively in the fulfilment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.

Item 16B. CODE OF ETHICS

The Harmony Code of Ethics has been developed to respond to the challenge of ethical conduct in a business environment. The Code of Ethics goes beyond the Company’s legal and institutional responsibilities by formalizing our values. The purpose of the code is to guide employees’ behavior, not to provide specific answers to every conceivable situation in the workplace. We approached the development and the annual review of the Code of Ethics in a fully inclusive manner, with broad consultation and information gathering at all levels of the Company. Employees have been kept fully informed about the Code of Ethics and all employees are expected to comply with its contents. (The term ‘employees’ is used in the broadest sense and includes all staff with which a service contract exists, including management, non-management, directors, contractors, consultants, suppliers and temporary staff.) An Ethics Committee was formed in May 2006, which consists of five executive managers. This committee is required to meet quarterly to monitor the gift registers and any reported unethical behavior. The Code of Ethics is available on our website at www.harmony.co.za. The Company’s values have recently been reviewed. The five Harmony values, plus supporting leadership behaviors, were chosen through an inclusive process: safety, accountability, achievement, correctness and honesty. The code of ethics will be updated accordingly.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2011	US$	2.516 million
Fiscal year ended June 30, 2012	US$	2.257 million

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2011	US$	0.363 million
Fiscal year ended June 30, 2012	US$	0.440 million

Fees related to interim reviews.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2011	US$	0.047 million
Fiscal year ended June 30, 2012	US$	0.022 million

Services comprised advice on disclosure for completion of certain tax returns.

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

Fiscal year ended June 30, 2011	US$	0.198 million
Fiscal year ended June 30, 2012	US$	0.081 million

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

US-listed companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. Harmony has a Nomination Committee which comprises five non-executive board members. The lead independent non-executive director serves as Chairman of the Nomination Committee.

For US-listed companies, the chairperson of this committee is required to be the chairperson of the Board of Directors. The current chairman of the Harmony Board of Directors, Patrice Motsepe, is Chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, a member of the Nomination Committee. The lead independent non-executive director was re-appointed in August 2012.

US-listed companies are required to have a remuneration committee composed entirely of independent directors. Harmony has appointed a Remuneration Committee, comprising five board members, all of whom are non-executive and four of whom are independent.

The non-management directors of US-listed companies must meet at regularly scheduled executive sessions without management. Although Harmony does not specifically require such meetings of its non-executive directors, the board meets without executives after each board meeting. The board also has unrestricted access to all company information, records, documents and property. Directors may, if necessary, take independent professional advice at the company’s expense and non-executive directors have access to management and may meet separately with management, without the attendance of executive directors.

Item 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended June 30, 2012 and the related information pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

Financial Statements

The financial statements appear in this annual report on Form 20-F beginning on page F-3. The report of the independent registered public accounting firm appears on page F-2.

Item 19. EXHIBITS

1.1	Memorandum of Association of Harmony, as amended (incorporated by reference to Harmony’s Registration Statement (file no. 333-13516) on Form F-3 filed on June 21, 2001)

1.2	Memorandum of Incorporation of Harmony (previously known as Articles of Association), as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005)

*2.1	Notice to shareholders dated October 29, 2012 in respect of the annual general meeting held on November 28, 2012 (Extracted from Harmony’s Abridged Integrated Annual Report 2012)

2.2	Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

2.3	Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005)

4.2	Harmony 2006 Share Scheme (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007)

4.3	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007)

4.5	Master Lease Facility Agreement between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) dated June 14, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008)

4.6	Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.8	Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.9	Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.10	Administration Expenses Agreement dated August 11, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.11	Sale of Assets Agreement (South) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.12	Sale of Assets Agreement (Waste Rock Dump) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Avgold Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.13	Sale of Assets Agreement (North) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation), Avgold Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.14	Sale of Assets Agreement (Plant) dated September 8, 2009 between Pamodzi Gold Free State (Proprietary) Limited (in provisional liquidation) and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.15	Facilities Agreement dated December 11, 2009 between Nedbank Limited, Harmony Gold Mining Company Limited and the Guarantors listed in Schedule 2 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.16	Amended and Restated Sale Agreement dated March 18, 2010 between Harmony Gold Mining Company Limited, Africa Vanguard Resources (Doornkop) (Proprietary) Limited and Randfontein Estates Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.17	Facilities Agreement dated November 30, 2010 between Nedbank Limited, Harmony Gold Mining Company Limited and the Guarantors listed in Schedule 2 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.18	Amended and Restated Sale Agreement dated September 10, 2010 between Evander Gold Mines Limited, Harmony Gold Mining Company Limited, Pluriclox (Proprietary) Limited, Taung Gold Limited, Clidet No. 790 (Proprietary) Limited and Clidet No. 791 (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.19	Amended and Restated Joint Venture Agreement dated February 27, 2011 between Evander Gold Mines Limited and Taung Gold Holdings (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.20	Option Cancellation Agreement dated September 3, 2010 between Armgold/Harmony Joint Venture (Proprietary) Limited, Witwatersrand Consolidated Gold Resources Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

*4.21	Amended and Restated Mining Right Abandonment Agreement dated September 3, 2010 between Harmony Gold Mining Company Limited and Witwatersrand Consolidated Gold Resources Limited

*4.22	Amended and Restated Sale Agreement dated March 30, 2012 between Evander Gold Mines Limited, Harmony Gold Mining Company, Taung Gold Secunda (Proprietary) Limited, Taung Gold Limited, Clidet No. 790 (Proprietary) Limited and Clidet No. 791 (Proprietary) Limited

*4.23	Amended and Restated Sale of Shares and Claims Agreement, dated August 15, 2012, between Harmony Gold Mining Company, Emerald Panther Investments 91 (Proprietary) Limited, Pan African Resources Plc and Evander Gold Mines Limited

*4.24	Harmony Shared Services Agreements, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited

*4.25	Evander Shared Services Agreements, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited

*4.26	Sale of Business Agreement, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited

*4.27	Sale of Shares Agreement, dated May 21, 2011 between Pamodzi Uranium (Proprietary) Limited, Pamodzi Cooke (Proprietary) Limited, Armgold/Harmony Joint Investment Company (Proprietary) Limited, Gold One International Limited, Newshelf 1114 (Proprietary) Limited and Rand Uranium (Proprietary) Limited

*4.28	Termination of Management Agreement between Harmony Gold Mining Company Limited and Rand Uranium (Proprietary) Limited, dated September 21, 2012

*4.29	Amended Trust Deed of the Tlhakanelo Employee Share Trust between Harmony Gold Mining Company Limited and Riana Bisschoff dated August 7, 2012

*8.1	Significant subsidiaries of Harmony Gold Mining Company Limited

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Information in respect of Harmony’s Board and Executive Management (Extracted from Harmony’s Annual Report 2012)

*15.2	Information in respect of Harmony’s Corporate Governance (Extracted from Harmony’s Annual Report 2012)

*15.3	Audit and Risk Committee Report (Extracted from Harmony’s Annual Report 2012)

*	Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs

Graham Briggs

Chief Executive Officer

Date: October 29, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of other comprehensive income, of changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa

October 29, 2012

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2012

		US dollar
Figures in million	Note	2012	2011*	2010*
Continuing operations
Revenue		1,953	1,659	1,351
Cost of sales	5	(1,561)	(1,533)	(1,228)

Production costs		(1,276)	(1,218)	(985)
Amortisation and depreciation		(247)	(230)	(166)
Reversal of impairment/(impairment) of assets		7	(39)	(34)
Employment termination and restructuring costs		(10)	(20)	(12)
Other items		(35)	(26)	(31)

Gross profit		392	126	123
Corporate, administration and other expenditure		(45)	(46)	(44)
Social investment expenditure		(9)	(12)	(11)
Exploration expenditure		(64)	(46)	(27)
Profit on sale of property, plant and equipment	6	8	4	14
Other expenses – net	7	(6)	(3)	(8)

Operating profit	8	276	23	47
Loss/(profit) from associates	21	—	(7)	7
Reversal of impairment/(impairment) of investment in associate	21	7	(20)	—
Impairment of investments	22	(19)	—	—
Loss on sale of investment in subsidiary	9	—	—	(3)
Net gain on financial instruments	10	11	18	5
Gain on farm-in option	11	—	38	—
Investment income	12	12	19	23
Finance costs	13	(37)	(38)	(30)

Profit before taxation		250	33	49
Taxation	14	16	55	(30)

Net profit from continuing operations		266	88	19

Discontinued operations
Profit/(loss) from discontinued operations	15	75	(2)	(43)

Net profit/(loss) for the year		341	86	(24)

Attributable to:
Owners of the parent		341	86	(24)
Non-controlling interest		—	—	—

Earnings/(loss) per ordinary share (cents)	16
Earnings from continuing operations		61	21	4
Earnings/(loss) from discontinued operations		18	(1)	(10)

Total earnings/(loss)		79	20	(6)

Diluted earnings/(loss) per ordinary share (cents)	16
Earnings from continuing operations		61	21	4
Earnings/(loss) from discontinued operations		18	(1)	(10)

Total diluted earnings/(loss)		79	20	(6)

*	The prior year amounts have been re-presented due to Evander being classified as a discontinued operation during 2012. Refer to note 15.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 30 JUNE 2012

		US dollar
Figures in million	Note	2012	2011	2010
Net profit/(loss)		341	86	(24)
Other comprehensive (loss)/income for the year, net of income tax		(595)	540	25
Foreign exchange translation	27	(607)	555	25
Loss on fair value movement of available-for-sale investments	27	(7)	(15)	—
Impairment of available-for-sale investments recognised in profit or loss	27	19	—	—

Total comprehensive (loss)/income for the year		(254)	626	1

Attributable to:
Owners of the parent		(254)	626	1
Non-controlling interest		—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2012

		US dollar
Figures in million	Note	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	17	4,003	4,607
Intangible assets	18	268	320
Restricted cash	19	4	5
Restricted investments	20	224	278
Deferred tax assets	14	59	170
Investments in financial assets	22	18	27
Inventories	24	7	25
Trade and other receivables	25	3	3

Total non-current assets		4,586	5,435

Current assets
Inventories	24	121	124
Trade and other receivables	25	152	158
Income and mining taxes		14	21
Cash and cash equivalents		216	102

		503	405
Assets of disposal groups classified as held for sale	15	174	40

Total current assets		677	445

Total assets		5,263	5,880

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	26	4,036	4 033
Other reserves	27	(64)	519
Retained earnings/(accumulated loss)		180	(102)

Total equity		4,152	4,450

Non-current liabilities
Deferred tax liabilities	14	378	623
Provision for environmental rehabilitation	28	227	291
Retirement benefit obligation	29	22	25
Other provisions	30	4	1
Borrowings	31	183	181

Total non-current liabilities		814	1,121

Current liabilities
Borrowings	31	38	49
Income and mining taxes		—	—
Trade and other payables	32	213	258

		251	307
Liabilities of disposal groups classified as held for sale	15	46	2

Total current liabilities		297	309

Total equity and liabilities		5,263	5,880

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

FOR THE YEARS ENDED 30 JUNE 2012

Figures in million (US dollar)	Number of ordinary shares issued	Share capital	Share Premium	Retained earnings/ (accumulated loss)	Other reserves	Total
Note		26			27

Balance – 30 June 2009	425,986,836	33	3,971	(108)	(72)	3,824

Issue of shares
– Exercise of employee share options	505,584	—	3	—	—	3
– Issued for AVRD investment	2,162,359	—	21	—	—	21
Repurchase of equity interest (note 27)	—	—	—	—	(13)	(13)
Share-based payments	—	—	(1)	—	20	19
Net loss for the year	—	—	—	(24)	—	(24)
Other comprehensive income for the year	—	—	—	—	25	25
Dividends paid [1]	—	—	—	(27)	—	(27)

Balance – 30 June 2010	428,654,779	33	3,994	(159)	(40)	3,828

Issue of shares
– Exercise of employee share options	1,429,849	—	6	—	—	6
Share-based payments	—	—	—	—	19	19
Net profit for the year	—	—	—	86	—	86
Other comprehensive income for the year	—	—	—	—	540	540
Dividends paid [1]	—	—	—	(29)	—	(29)

Balance – 30 June 2011	430,084,628	33	4,000	(102)	519	4,450

Issue of shares
– Exercise of employee share options	1,479,608	—	3	—	—	3
Share-based payments		—	—	—	12	12
Net profit for the year		—	—	341	—	341
Other comprehensive loss for the year		—	—	—	(595)	(595)
Dividends paid [1]		—	—	(59)	—	(59)

Balance – 30 June 2012	431,564,236	33	4,003	180	(64)	4,152

[1]	Dividends per share is disclosed under the earnings per share note. Refer to note 16.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2012

		US dollar
Figures in million	Note	2012	2011	2010
Cash flow from operating activities
Cash generated by operations	33	586	346	214
Interest received		10	20	25
Interest paid		(18)	(19)	(12)
Income and mining taxes paid		(33)	(7)	(17)

Cash generated by operating activities		545	340	210

Cash flow from investing activities
Increase in amounts invested in environmental trusts		(6)	(1)	(1)
Decrease in restricted cash		—	17	2
Proceeds on disposal of Mount Magnet	33	—	30	—
Proceeds on disposal of Big Bell operation	33	—	—	3
Proceeds on disposal of available-for-sale financial assets		—	2	7
Proceeds on disposal of Evander 6 and Twistdraai	33	15	15	—
Acquisition of Steyn 2 and Target 3	33	—	—	(36)
Disposal of investments		—	2	—
Decrease of amounts invested in Social Trust Fund		—	1	1
Additions to intangible assets		(4)	(2)	(2)
Proceeds on disposal of investment in associate		28	—	—
Proceeds on disposal of property, plant and equipment		7	3	16
Additions to property, plant and equipment		(411)	(448)	(443)

Cash utilised by investing activities		(371)	(381)	(453)

Cash flow from financing activities
Borrowings raised		188	134	168
Borrowings repaid		(159)	(81)	(57)
Ordinary shares issued		3	6	3
Dividends paid		(57)	(30)	(29)

Cash (utilised)/generated by financing activities		(25)	29	85

Foreign currency translation adjustments		(35)	13	6

Net increase/(decrease) in cash and cash equivalents		114	1	(152)
Cash and cash equivalents – beginning of year		102	101	253

Cash and cash equivalents – end of year		216	102	101

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2012

1	General information

Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea.

The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorised for issue by the board of directors on 29 October 2012.

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

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the group financial statements are disclosed in note 3.

New standards, amendments to standards and interpretations to existing standards adopted by the group

The effective dates below are for financial periods beginning on or after the given date.

The following standards or amendments to standards have become effective but had no impact on the results of the group:

•	IFRS 7 (Amendment) – Financial Instruments: Disclosures – Transfer of Financial Assets (effective 1 July 2011).

•	IAS 24 (Revised) – Related-party disclosures (effective 1 January 2011).

•	Amendments arising from the annual improvements issued in April 2010:

–	IAS 1 (Amendment) Presentation of Financial Statements (effective 1 January 2011).

–	IAS 27 (Amendment) Consolidated and Separate Financial Statements (effective 1 January 2011).

–	IAS 34 (Amendment) Interim Financial Reporting (effective 1 January 2011).

The following standards or amendments to standards have become effective but were not relevant to the group:

•	IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards – Removal of Fixed Dates for First-time Adopters (effective 1 July 2011).

•	IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards – Guidance on Severe Hyperinflation (effective 1 July 2011).

•	IFRIC 14 (Amendment) The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction – Prepayment of Minimum Funding Requirements (effective 1 January 2011).

•	Amendments arising from the annual improvements issued in April 2010:

–	IFRS 1 (Amendment) First-time Adoption (effective 1 January 2011).

–	IFRIC 13 (Amendment) Customer Loyalty Programmes (effective 1 January 2011).

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted

At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

The following standards or amendments to standards are not expected to impact the results of the group:

•	IFRS 1 (Amendment) First-time Adoption of International Financial Reporting Standards – Guidance on Government Loans (effective 1 January 2013).

•	IAS 1 (Amendment) Presentation of Financial Statements (effective 1 July 2012).

•	IAS 12 (Revised) Income Taxes: Deferred Tax Recovery of Underlying Assets (effective 1 January 2012).

•	IAS 19 (Amendment) Employee Benefits – Recognition and Measurement of Defined Benefit Pension Expense (effective 1 January 2013).

•	Improvements to IFRS 2011 (effective 1 January 2013).

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group but have not yet been assessed by management:

•

IAS 27 (Revised) Separate Financial Statements (effective 1 January 2013). This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in IFRS 10.

•

IAS 28 (Revised) Investments in Associates and Joint Ventures (effective 1 January 2013). This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

•

IAS 32 (Amendment) Offsetting of Financial Assets and Financial Liabilities (effective 1 January 2014) – The application guidance of IAS 32 has been amended to clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position.

•

IFRS 7 (Amendment) Financial Instruments: Disclosures – IFRS 9 Transitional Disclosures (effective 1 January 2015) – The amendment requires additional disclosure on the transition from IAS 39 to IFRS 9.

•

IFRS 7 (Amendment) Financial Instruments: Disclosures – Offsetting of Financial Assets and Financial Liabilities (effective 1 January 2013) – The amended disclosures will require more extensive disclosures than are currently required under IFRS.

•

IFRS 9 (Amendment) Financial Instruments (effective 1 January 2015). This IFRS is part of the IASB’s project to replace IAS 39. The standard addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortised cost and fair value. The standard also includes guidance on accounting for and the presentation of financial liabilities and derecognising financial liabilities which have been relocated from IAS 39 without change, except for financial liabilities that are designated at fair value through profit or loss.

•

IFRS 10 Consolidated Financial Statements (effective 1 January 2013). This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements.

•

IFRS 11 Joint Arrangements (effective 1 January 2013). The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. Proportional consolidation of joint ventures is no longer allowed under this standard. Harmony only has joint arrangements in PNG, through its investment in Morobe Exploration Services Limited, Hidden Valley Services Limited and Wafi-Golpu Services Limited. The joint arrangements are currently accounted for by proportional consolidation. Management is still assessing the potential impact of IFRS 11 and has not yet quantified the potential impact.

•

IFRS 12 Disclosure of Interest in Other Entities (effective 1 January 2013). This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special-purpose vehicles and other off-balance sheet vehicles.

•

IFRS 13 Fair Value Measurement (effective 1 January 2013). The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value and disclosure requirements across all IFRS. Management expects application IFRS 13 to mainly impact on fair value disclosures but has not yet quantified the potential impact.

•

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (effective 1 January 2013) – The Interpretations Committee was asked to clarify when and how to account for stripping costs (the process of removing waste from a surface mine in order to gain access to mineral ore deposits) to address diversity in practice. The Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. Management expects IFRIC 20 to be applicable to Harmony and the interpretation may result in Harmony recognising deferred stripping assets in excess of the deferred stripping assets currently recognised. Management has not yet quantified the potential impact of the application of IFRIC 20.

2.2	Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries, its proportionate interest in joint ventures, special purpose entities (SPEs) and its interests in associates.

(i)	Subsidiaries are all entities (including special purpose entities) over which the group has power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated when that control ceases. The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the company.

(ii)	Associates are those entities in which the group has significant influence, but not control over operational and financial policies, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition. The group’s investment in associates includes goodwill identified on acquisition.

The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movement in reserves is recognised in other reserves. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group’s shares of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The carrying value of an associate is reviewed on a regular basis and, if an impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment that should be recognised.

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

The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other ventures. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

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

When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of the entity are accounted for as if the group directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified in profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a portion of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

2.3	Foreign currency translation

(i)	Functional and presentation currency. Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

For translation of the Rand financial statement items to US dollar, the average of R7.77 (2011:R6.99) (2010:R7.58) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R8.21 (2011:R6.78) per US$1 for asset and liability items. Equity items were translated at historic rates.

The translation effect from rand to US dollar is included in other comprehensive income in the US$ financial statements.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “Kina” to Papua New Guinean currency.

(ii)	Transactions and balances. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges and qualifying investment hedges. Gains and losses recognised in the income statement are included in the determination of “other expenses – net”.

Changes in the fair value of monetary securities denominated in a foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences related to the changes in amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in other comprehensive income.

(iii)	Group companies. The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the date of the transactions);

(c)	all resulting exchange differences are recognised as a separate component of other comprehensive income; and

(d)	equity items are translated at historic rates.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period in which the foreign operation is sold or control is otherwise lost.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4	Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the executive committee. Refer to note 39 for detailed guidance on the identification of an operating and reportable segment.

2.5	Property, plant and equipment

(i)	Mining assets including mine development costs and mine plant facilities are initially recorded at cost, where after they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. Stripping costs incurred during the production phase to remove waste ore are deferred and charged to production costs on the basis of the average life-of-mine stripping ratio. The average stripping ratio is calculated as the number of tonnes of waste material removed per tonne of ore mined. The average life-of-mine ratio is revised annually in the light of additional knowledge and change in estimates. The cost of “excess stripping” is capitalised as mine development costs when the actual stripping ratio exceeds the average life-of-mine stripping ratio. Where the average life-of-mine stripping ratio exceeds the actual stripping ratio, the cost is charged to the income statement.

At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

During the development stage, the group may enter into arrangements whereby it agrees to transfer a part of its mineral interest in consideration for an agreement by another party (the farmee) to meet certain expenditure which would otherwise have to be undertaken by the group. Such arrangements, referred to as farm-in transactions, are accounted for as executory contracts – particularly when the expenditures to be incurred by the farmee are discretionary in nature, and the mineral interest to be transferred may vary depending upon such discretionary spend. At the date of completion of each party’s obligations under the farm-in arrangement, the group derecognises the proportion of the mining assets and liabilities associated with the joint venture that it has sold to the farmee, and recognises its interest in the capital expenditure (consideration received) at fair value within operating assets. The difference between the net disposal proceeds and the carrying amount of the asset disposed of is recognised in profit or loss.

Borrowing costs are capitalised to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalised until the asset moves into the production phase. Other borrowing costs are expensed.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.

(ii)	Non-mining assets. Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

(iii)	Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The carrying values of these properties are annually tested for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

(iv)	Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the group. Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination, and is recorded at cost of acquisition.

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

(v)	Leased assets. The group leases certain property, plant and equipment. Leases of property, plant and equipment where the group has substantially all the risks and rewards of ownership are classified as finance leases. The assets are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor. The corresponding rental obligations, net of finance charges, are included in non-current borrowings, with the current portion included under current liabilities.

Capitalised lease assets are depreciated over the shorter of their estimated useful lives and the lease terms.

(vi)	Depreciation and amortisation of mining assets, computed principally by the units of production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further resources will be converted into reserves and are approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves. Management’s confidence in the economical recovery of such resources may be based on historical experience and available geological information. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation and amortisation.

(vii)	Depreciation and amortisation of non-mining assets. Other non-mining assets are depreciated on a straight-line basis over their estimated useful lives as follows:

•	Vehicles at 20% per year;

•	Computer equipment at 33.3% per year;

•	Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognised in the income statement.

(viii)	Depreciation and amortisation of mineral and surface use rights. Mineral rights associated with production phase mineral interests are amortised over the life-of-mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows. Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.

For details on the group’s accounting policy on impairments, refer to note 2.8.

2.6	Exploration costs

The group expenses all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the orebody, as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated, usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is being conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost. A ‘feasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that the project is technically feasible and commercially viable.

Exploration properties acquired are recognised in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets (note 2.8)

Capitalisation of pre-production cost ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” in note 3.12.

2.7	Intangible assets

Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortisation and accumulated impairment losses, if any. The following are the main categories of intangible assets:

(i)	Intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint ventures and businesses are included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash-generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(ii)	Intangible assets with a finite useful life

Acquired computer software licences that require further internal development are capitalised on the basis of costs incurred to acquire and bring to use the specific software. Cost to bring to use the specific software, includes software development employee costs and attributable overheads. Development expenditure incurred that will not likely generate probable future economic benefits and cannot be reliability measured are recognised as an expense as incurred. Intangible assets with a finite useful life are amortised on a straight line basis of over their estimated useful lives, which are reviewed annually, as follows:

•	Computer software at 20% per year.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

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

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

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

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognised in equity is recognised in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is recognised in profit or loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Financial assets

The group classifies its financial assets in the following categories: loans and receivables, available-for-sale, held-to-maturity and at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset.

(i)	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortised cost using the effective interest method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

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

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are reclassified in the income statement as profit or loss from investment securities.

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

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If considered impaired, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from other reserves and recognised in the income statement. Subsequent increases in the fair value are recognised in equity – impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(iii)	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. The group’s held-to-maturity investments are subsequently measured at amortised cost using the effective interest method.

A portion of restricted investments held by the trust funds (refer note 20) are classified as held-to-maturity investments.

The group assesses at the end of each reporting period whether there is objective evidence that a held-to-maturity investment is impaired as a result of an event. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the held-to-maturity investment’s original effective interest rate. The asset’s carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement. If a held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the reversal of the previously recognised impairment loss is recognised in the consolidated income statement.

(iv)	Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management in terms of specified criteria. Derivatives are also categorised as held-for-trading unless they are designated as hedges. Assets in this category are classified as current assets if they are expected to be realised within 12 months of the balance sheet date. These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognised in the income statement in the period in which they arise.

Financial liabilities

(i)	Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method.

Fees paid on the establishment of loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(ii)	Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. If not, they are presented as non-current liabilities.

2.10	Inventories

Inventories which include bullion on hand, gold in process, gold in lock-up, ore stockpiles and stores and materials, are measured at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale.

Cost of bullion, gold in process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as a non-current asset where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold in process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine, stockpile or leach pad plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is estimated as described under the section dealing with critical accounting estimates and judgements (refer to note 3.9). It is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependant on the estimated useful life of the operations feeding the plants. Where mechanised mining is used in underground operations, in-progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made. Given the varying nature of the group’s open pit operations, gold in process represents either production in broken ore form or production from the time of placement on heap leach pads.

Consumable stores are valued at weighted average cost.

2.11	Non-current assets or disposal groups held for sale and discontinued operations

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

Upon classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying value of the non-current asset or disposal group over its expected net selling price (fair value less costs to sell). At each subsequent reporting date, the carrying values are remeasured for possible impairment. A reversal of impairment is recognised for any subsequent increase in net selling price but not in excess of the cumulative impairment loss already recognised.

No depreciation is provided on non-current assets from the date they are classified as held for sale. Where an investment in associate is classifies as held for sale, the group will no longer equity account for the investment.

When a disposal group is classified as held for sale it is also necessary to assess whether or not the criteria for discontinued operations are met. If the criteria are met, the results of the disposal group are classified as discontinued operations in the income statement and the comparative amounts restated for all periods presented. No restatement of balance sheet comparative amounts is done.

If a non-current asset or disposal group is classified as held for sale but the criteria for classification as held for sale are no longer met, the disclosure of such non-current asset or disposal group as held for sale is ceased.

On ceasing such classification, the non-current assets are reflected at the lower of:

•	the carrying amount before classification as held for sale adjusted for any depreciation or amortisation that would have been recognised had the assets not been classified as held for sale or

•

the recoverable amount at the date the classification as held for sale ceases. The recoverable amount is the amount at which the asset would have been recognised after the allocation of any impairment loss arising on the cash generating unit as determined in accordance with the group’s policy on impairment of non-financial assets.

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

Based on disturbances to date, the net present value of expected rehabilitation cost estimates are recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in liability exceed the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment is performed in accordance with the accounting policy dealing with impairments of non financial assets. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of on-going current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

2.13	Environmental trust funds

Contributions are made to the group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group’s mines. The trusts are consolidated into the group as the group exercises full control of the trust. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications.

2.14	Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. This estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.

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

The group follows the comprehensive liability method of accounting for deferred tax using the balance sheet approach. Under this method deferred income taxes are recognised for the tax consequences of temporary differences by applying expected tax rates to the differences between the tax base of all assets or liabilities and its balance sheet carrying amount, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, post-retirement benefits, unutilised tax losses and unutilised capital allowances carried forward. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised.

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

Interest received from and paid to the tax authorities are classified as interest income and expense.

2.16	Employee benefits

(i)	Pension and provident plans are funded through annual contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension and provident plans which is charged to the income statement in the year to which they relate. The group’s liability is limited to its annually determined contributions and has no further liability, legally or constructive if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(ii)	Medical plans: The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using high quality government bond interest rates consistent with the term and risks of the obligation together with adjustments for unrecognised past service cost. Actuarial gains and losses as a result of these valuations are recognised in the income statement at revaluation date. The future liability for current and retired employees and their dependents is accrued in full based on actuarial valuations obtained annually.

(iii)	Equity compensation benefits: The group operates an equity-settled, share-based payments plan, where the group grants share options to certain employees in exchange for services received. Equity share-based payments are measured at fair value that includes market performance conditions but excluded the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv)	Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(v)	Leave pay: The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

2.17	Share capital

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

For the group’s policy on finance leases, refer to note 2.5 (v).

2.19	Revenue recognition

(i)	Revenue arising from gold sales is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are typically met when the gold is delivered to the refinery.

Revenue further excludes value-added tax. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

(ii)	Interest income: Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

(iii)	Dividend income is recognised when the shareholder’s right to receive payment is established. This is recognised at the last date of registration.

2.20	Dividends declared

Dividends declared are recognised in the period in which they are approved by the Board of directors. Dividends are payable in South African rand.

3	Critical accounting estimates and judgements

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

The recoverable amount of mining assets is generally determined utilising discounted future cash flows. Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.

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

During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life of mine plans, a gold price of US$1 524 per ounce and a post tax real discount rate, which ranges between 5.04% and 8.70%, depending on the asset (2011: US$ 1 274 per ounce and a post tax real discount rate ranging between 5.09% and 8.47% depending on the asset) (2010: US$ 1 050 per ounce and a post tax real discount rate ranging between 5.92% and 10.72% depending on the asset). Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Refer to note 5 for details of impairments and reversal of impairment recorded.

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

Sensitivity analysis

One of the most significant assumptions that influence the life-of-mine plans and therefore impairments is the expected gold price. A 10% decrease in the gold price at the reporting date would have resulted in an additional impairment at Steyn 2 Shaft (included in the Bambanani segment) of US$3.6 million. This analysis assumes that all other variables remain constant.

3.2	Impairment of investment in associates

The investments in associates are evaluated annually for impairment by comparing the entire carrying value of the investment to the recoverable amount, which is the higher of value in use or fair value less costs to sell. In 2011, the investment in Rand Uranium was classified as held for sale for the sale and an impairment recognised based on fair value less cost to sell (US$ denominated purchase consideration). Refer to note 21.

3.3	Valuation and impairment of available-for-sale financial assets

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

During the current year the investment in Witwatersrand Consolidated Gold Resources Limited (Wits Gold) was considered to be impaired as the fair value of the equity instrument at 30 June 2012 (US$16 million) was significantly lower than its original cost at initial recognition (US$41 million). This was assessed by management to be a significant decline. In addition, the Wits Gold equity instruments traded below their original cost for more than 12 months.

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

For the South African operations, management used an inflation rate of 6.30% (2011: 6.60%) (2010: 6.23%) and the expected life of the mines according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rates used for the calculation are dependant on the shaft’s life of mine and are as follows: for 12 months – 5.5% (2011: 5.75%) (2010: 6.75%); for 1 – 5 years – 5.75% (2011: 7.25%) (2010: 8.00%); for 6 – 9 years – 7.75% (2011: 8.50%) (2010: 8.50%) and for 10 years or more – 8.25% (2011: 8.75%) (2010: 9.00%). These estimates were based on recent yields determined on government bonds.

In calculating the rehabilitation liability in PNG for 2012, an inflation rate of 2.95% (2011: 3.30%) (2010: 5.4%) was used, together with a discount rate of 7.50% (2011: 7.00%) (2010: 8.00%).

3.5	Estimate of employee benefit liabilities

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability included a discount rate of 9.60%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table (SA “a mf” tables) (60 years) and a medical inflation rate of 7.45% (2011: discount rate of 9.80%, 60 years and 7.65% inflation rate) (2010: discount rate of 10.30%, 60 years and 8.14% inflation rate).

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

Management has to exercise judgement with regards to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. Refer to note 14 for further detail.

The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LOM) plan for that operation. The LOM plan is influenced by factors as disclosed in note 3.1, which may differ from one year to the next and ultimately result in the deferred tax rate changing from one year to the next.

3.7	Fair value of share-based payments

The fair value of options granted is being determined using either a binominal, Black-Scholes or a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield (refer to note 35 for detail on each of the share option schemes).

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

Gold in lockup is carried at the lower of cost or net realisable value. Gold in lock-up is estimated based on the expected volumes treated and calculated plant call factor. Plant call factor is the efficiency measurement of the percentage of gold extracted from the ore. Management need to exercise judgement with regards to lock-up volumes, life-of-mine plans, gold prices, exchange rates and post tax real discount rates. Net realisable values are performed at least annually.

3.10	Assessment of contingencies

Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

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

Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

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

The group’s financial assets and liabilities are set out below:

Figures in million (US dollar)	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2012:
Restricted cash	4	—	—	—	—
Restricted investments	—	—	26	198	—
Investments in financial assets	—	18	—	—	—
Trade and other receivables	124	—	—	—	—
Cash and cash equivalents	216	—	—	—	—
Borrowings	—	—	—	—	221
Trade and other payables	—	—	—	—	41

At 30 June 2011:
Restricted cash	5	—	—	—	—
Restricted investments	—	—	30	248	—
Investments in financial assets	—	27	—	—	—
Trade and other receivables	124	—	—	—	—
Cash and cash equivalents	102	—	—	—	—
Borrowings	—	—	—	—	230
Trade and other payables	—	—	—	—	73

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

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the ZAR/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish an exchange rate in advance for the sale of its future gold production.

The group is exposed to foreign exchange risk arising from borrowings and intercompany loans denominated in a currency other than the functional currency of that entity. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to manage this risk.

Sensitivity analysis

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate.

	US dollar
Figures in million	2012	2011
A$ against US$
Increase by ten percent	—	1
Decrease by ten percent	—	(1)

Closing rate	1.02	1.07

Kina against A$
Increase by ten percent	60	47
Decrease by ten percent	(60)	(47)

Closing rate	2.06	2.41

US$ against Rand
Increase by ten percent	13	n/a
Decrease by ten percent	(13)	n/a

Closing rate	8.21

(ii) Other price risk

The group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets and fair value through profit or loss as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

A 1% increase in the share prices of the underlying available-for-sale investments at the reporting date, with all other variables held constant, would have increased other comprehensive income by US$0.2 million (2011: US$0.3 million); an equal change in the opposite direction would have decreased other comprehensive income by US$0.2 million (2011: US$0.3 million).

Certain of the restricted investments are linked to the Shareholder Weighted Top 40 Index (SWIX 40) on the JSE. A 1% increase in the SWIX 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by US$0.6 million (2011: US$1.1 million); an equal change in the opposite direction would have decreased profit or loss by US$0.6 million (2011: US$1.1 million).

Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

(iii) Interest rate risk

The group’s interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

Sensitivity analysis

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2011.

	US dollar
Figures in million	2012	2011
Increase by 100 basis points	2	2
Decrease by 100 basis points	(2)	(2)

(b)	Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations timeously. Financial instruments, which subject the group to concentrations of credit risk, consist predominantly of restricted cash, restricted investments, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.

Exposure to credit risk on trade and other receivables is monitored on a regular basis. Refer to note 25 for management’s assessment. The credit risk arising from restricted cash, cash and cash equivalents and restricted investments is managed by ensuring amounts are only invested with financial institutions of good credit quality. The group has policies that limit the amount of credit exposure to any one financial institution.

Cash and cash equivalents and restricted cash

Financial institutions’ credit rating by exposure:

	US dollar
Figures in million	2012	2011
Credit rating
AAA¹	—	38
AA+¹	44	—
AA¹	54	41
AA-	79	24
A+	43	4

Cash and cash equivalents and restricted cash	220	107

¹ Includes restricted cash
AAA	—	4
AA+	—	—
AA	4	1

Total restricted cash	4	5

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$569.0 million as at 30 June 2012 (2011: US$509.0 million). US$249.5 million of this amount, which includes the equity-linked notes and interest-bearing short-term investments (refer to note 20) are held with Nedbank Limited which has a AA- rating.

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

The following are the contractual maturities of financial liabilities (including principal and interest payments):

	US dollar
Figures in million	Current	More than 1 year
2012
Borrowings
Due between 0 and six months	28	—
Due between six to 12 months	24	—
Due between one to two years	—	46
Due between two to five years	—	154
Trade and other payables (excluding non-financial liabilities)	41	—

	93	200

2011
Borrowings
Due between 0 and six months	35	—
Due between six to 12 months	34	—
Due between one to two years	—	61
Due between two to five years	—	118
Trade and other payables (excluding non-financial liabilities)	73	—

	142	179

(d)	Capital risk management

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.

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

The fair values of the available-for-sale financial assets are determined by reference to quoted market prices. The fair value of other non-current financial instruments is determined using a discounted cash flow model with market observable inputs, such as market interest rates.

The carrying values of financial assets and liabilities are assumed to approximate their fair values.

The following table presents the group’s assets and liabilities that are measured at fair value by level at 30 June 2012.

This requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

1) Quoted prices (unadjusted) in active markets for identical assets (level 1).

2) Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

3) Inputs for the asset that are not based on observable market data (that is, unobservable inputs) (level 3).

Assets	Level 1	Level 2	Level 3
Figures in million (US dollar)
Available-for-sale financial assets [1]	16	—	2
Fair value through profit or loss [2]	—	198	—

The following table presents the group’s assets and liabilities that are measured at fair value by level at 30 June 2011.

Assets	Level 1	Level 2	Level 3
Figures in million (US dollar)
Available-for-sale financial assets [1]	26	—	1
Fair value through profit or loss [2]	—	248	—

[1]	Refer to note 22. Level 1 and 2 fair values are either directly or indirectly derived from actively trading shares on the JSE.
[2]	Level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.

5	Cost of sales

	US dollar
Figures in million	2012	2011	2010
Production costs (a)	1,276	1,218	985
Amortisation and depreciation of mining assets	242	220	160
Amortisation and depreciation of assets other than mining and mining related assets (b)	5	10	6
Rehabilitation (credit)/expenditure (c)	(2)	6	1
Care and maintenance cost of restructured shafts	11	17	7
Employment termination and restructuring costs (d)	10	20	12
Share-based payments (e)	11	18	18
(Reversal of impairment)/impairment of assets (f)	(7)	39	34
Other (g)	15	(15)	5

Total cost of sales	1,561	1,533	1,228

(a)	Production costs include mine production, transport and refinery costs, applicable general and administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers to and from deferred stripping. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are excluded. Production costs, analysed by nature, consist of the following:

	US dollar
Figures in million	2012	2011	2010
Labour costs, including contractors	831	767	676
Consumables	354	340	280
Water and electricity	195	179	143
Insurance	16	15	21
Transportation	21	19	19
Changes in inventory	(20)	33	(3)
Capitalisation of mine development costs	(157)	(161)	(146)
Deferred stripping	(18)	(6)	1
By-products sales	(32)	(23)	(4)
Royalty expense	15	13	3
Other	71	42	(5)

Production costs from continuing operations	1,276	1,218	985

(b)	Amortisation and depreciation of assets other than mining and mining related assets includes the amortisation of intangible assets.

(c)	Rehabilitation (credit)/expenditure

For the assumptions used to calculate the rehabilitation costs, refer to note 3.4. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as ongoing rehabilitation cost. During 2012, the cost of rehabilitation work done at closed shafts in the Free State was lower than provided for and resulted in a reduction in the liability and a credit of US$5.6 million for the change in estimate was recorded.

(d)	Employment termination and restructuring costs

During the 2012 financial year and in line with group’ stated strategy to restructure for safe, profitable and quality ounces, it was decided to halt mining in the sub-shaft after Bambanani had struggled to meet production targets and curb costs for a number of quarters. As such, mining activities moved from deeper operating areas to accelerated development of the shaft pillar. The effects of this restructuring on jobs was mitigated by redeploying the majority of employees (97%) to other operations in build-up.

During the 2011 financial year Merriespruit 1 shaft was closed and placed on care and maintenance due to mining no longer being economically viable. The voluntary retrenchment process, which the group commenced in the 2010 financial year was finalised during the latter part of the 2011 financial year.

During the 2010 financial year certain shafts in Harmony and Evander were closed and placed on care and maintenance. These closures were due to mining no longer being economically viable. The group also engaged in a voluntary retrenchment process during the 2010 financial year, resulting in retrenchment costs for various operations.

(e)	Share-based payments

Refer to note 35 for details on the share-based payments schemes operated by the group.

(f)	(Reversal of impairment)/impairment of assets consist of the following:

	US dollar
Figures in million	2012	2011	2010
Kalgold	1	—	—
Steyn 1 (Bambanani)	—	15	—
Steyn 2 (Bambanani)	15	15	—
St Helena (Other-underground)	—	9	—
Target 1	(23)	—	1
Harmony 2 (Virginia)	—	—	5
Merriespruit 1 (Virginia)	—	—	17
Merriespruit 2 (Virginia)	—	—	6
Brand 2/3 complex (Virginia)	—	—	5

Total (reversal of impairment)/impairment of assets	(7)	39	34

During the 2012 financial year impairments to the value of US$15.4 million (2011: US$15.3 million; US$1.8 million) were recognised as a result of the revised business (life-of-mine) plans, which are completed in June of each year, and included increases in electricity and labour costs and a decrease in reserves declared as a result of revised cut-off grades. An impairment of US$23.6 million was reversed during the year due to the revised life-of-mine plans at Target 1 principally due to the higher gold price. The remaining US$1.0 million (2011:US$23.6 million) (2010:US$32.1 million) impairment in 2012 relates to operations where a decision was made not to mine in future. In 2010 this included impairments as a result of the shaft closures under note 5(d) above.

These adjustments impacted negatively on the recoverable amount of property, plant and equipment and contributed to the recognition of the impairments at the shafts. Impairments were performed as required by IAS 36, Impairment of Assets, and as a result these impairments were recorded. For assumptions used to calculate the recoverable amount, refer to note 3.1.

(g)	Included in Other for the 2011 and 2012 financial years are amounts relating to gold inventory adjustments. Refer to note 24.

6	Profit on sale of property plant and equipment

	US dollar
Figures in million	2012	2011	2010
Profit on sale of property plant and equipment	8	4	14

The totals in 2011 and 2012 are the sales of properties and scrap material (including steel) from sites that are closed and being rehabilitated in the Free State.

During June 2010, the group concluded the sale of the Jeanette prospecting right to Taung Gold Limited for a total consideration and profit of US$10 million, as well as the sale of royalty rights in Australia to Regis Resources Limited for a total consideration of US$3.5 million.

7	Other expenses – net

	US dollar
Figures in million	2012	2011	2010
Foreign exchange losses – net (a)	4	4	10
Bad debts provision (credit)/expense (b)	(11)	3	(2)
Bad debts written off (b)	12	—	4
Other expenses/(income) – net (c)	1	(4)	(4)

Total other expenses – net	6	3	8

(a)	(i)	During the 2012 financial year foreign exchange gains relating to the Australasia intercompany loans not designated as forming part of the net investment of the group’s international operations, amounting to US$2.7 million (2011: gain of US$0.7 million) (2010: loss of US$12.2 million) were recognised in the consolidated income statement.

	(ii)	Included in the total for 2012 is a loss of US$5.8 million related to the translation of the US$ syndicated revolving credit facility into SA rand.

	(iii)	During the 2011 financial year foreign exchange losses amounting to US$6.2 million were realised on the liquidation of certain Australian dormant subsidiaries. During the 2010 financial year foreign exchange gains of US$2.9 million were realised on liquidation of Harmony Gold Peru SA and Harmony Precious Metals Services SAS, wholly owned subsidiaries of Harmony.

(b)		Included in the provision credit and bad debts written off for 2012 is an amount of US$5.9 million for Pamodzi Gold Limited (Pamodzi Gold) and its subsidiary companies. Pamodzi Gold is an associate (refer to note 21) and has been placed into liquidation.

(c)		Included in other expenses/(income) – net for 2012 is an amount of US$3.2 million provided for the pumping and treatment costs relating to the Klerksdorp, Orkney, Stilfontein and Hartebeesfontein (KOSH) Basin. Refer to note 30 in this regard.

8	Operating profit

The following have been included in operating profit:

	US dollar
Figures in million	2012	2011	2010
Auditors’ remuneration	4	4	3
Made up as follows:
External
Fees – current year	3	3	2
Internal
Fees – current year	1	1	1

9	Loss on sale of investment in subsidiary

	US dollar
Figures in million	2012	2011	2010
Loss on sale of Big Bell Operations (Proprietary) Limited	—	—	3

During January 2010, the group concluded the sale of Big Bell Operations (Proprietary) Limited (Big Bell), an operation in Western Australia, for a total consideration of US$3.2 million. The group realised a net loss of US$3.3 million after recycling a foreign currency reserve of US$4.0 million on disposal date from other comprehensive income to the consolidated income statement.

10	Net gain on financial instruments

	US dollar
Figures in million	2012	2011	2010
Available-for-sale
Realised portion of fair value movement (a)	—	1	1

	—	1	1
Fair value through profit or loss
Fair value gain on environmental trust funds	11	17	4

	11	17	4

Total net gain on financial instruments	11	18	5

(a)	During the 2011 financial year the group acquired and disposed of an investment in Kingsrose. The fair value gains of US$0.4 million relating to this investment were reclassified from other reserves to the income statement. The remaining realised portion of fair value gains related to the disposal of other listed investments.

During the 2010 financial year the group disposed of its entire shareholding in Avoca Resources Limited, Alloy Resources Limited and various other smaller investments for a total consideration of US$6.6 million. Total fair value gains of US$1.4 million relating to these investments were reclassified from other reserves to the income statement.

11	Gain on farm-in option

	US dollar
Figures in million	2012	2011	2010
Gain on farm-in option	—	38	—

During 2011, a gain of US$38.0 million was recognised on the cancellation of the Freegold farm-in option. The Freegold option allowed the group to acquire a beneficial interest of up to 40% in any future mines established by Witwatersrand Consolidated Gold Resources Limited (Wits Gold) on certain properties in the Southern Free State. On 5 November 2010 the group received 4 376 194 shares in Wits Gold as consideration for the cancellation of the option.

12	Investment income

	US dollar
Figures in million	2012	2011	2010
Interest received
Loans and receivables	2	2	3
Held-to-maturity investments	1	2	9
Cash and cash equivalents	7	8	11
South African Revenue Services (SARS)	2	7	—

Total investment income	12	19	23

13	Finance costs

	US dollar
Figures in million	2012	2011	2010
Financial liabilities
Borrowings	19	20	10
Other creditors	1	1	2

Total finance costs from financial liabilities	20	21	12

Non-financial liabilities
Post-retirement benefits	2	2	2
Time value of money and inflation component of rehabilitation costs	16	16	16

Total finance costs from non-financial liabilities	18	18	18

Total finance costs before interest capitalised	38	39	30
Interest capitalised	(1)	(1)	—

Total finance costs	37	38	30

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation in 2012 was 9.1% (2011: 9.7% and 2010: 10.6%).

14	Taxation

	US dollar
Figures in million	2012	2011	2010
Taxation by region
SA normal taxation
Mining tax (a)	4	(2)	6

– current year	10	1	6
– adjustment in respect of prior year	(6)	(3)	—

Non-mining tax (b)	19	3	5

– current year	6	4	5
– adjustment in respect of prior year	13	(1)	—

Deferred tax (c)	(19)	(27)	34

– deferred tax estimate	(19)	25	34
– previously unrecognised temporary differences	—	(52)	—

Secondary Tax on Companies (STC)	3	1	—

	7	(25)	45
Foreign normal taxation
– deferred tax (d)	(23)	(30)	(15)

Total taxation	(16)	(55)	30

Taxation by type
Mining tax	4	(2)	6
Non-mining tax	19	3	5
Deferred tax	(42)	(57)	19
STC	3	1	—

	(16)	(55)	30

(a)	Mining tax on gold mining income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate that non-mining income as a result of applying the gold mine formula. All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ringfencing application, each ringfenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

Gold mining companies within the group that had elected to be exempt from Secondary Tax on Companies (STC) were taxed at higher rates than those that have not made the election. Dividend Tax (DT) was introduced on 1 April 2012 and replaced STC. Simultaneously with the introduction of DT only one formula is applicable for mining tax on gold mining income.

(b)	Non-mining income of mining companies is taxed at 28% ( 2011 and 2010: 35% (exempt from STC) and 28% (no election made)). Non-mining companies are taxed at the statutory corporate rate of 28% (2011 and 2010: 28%).

(c)	The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse, based on tax rates and tax laws that have been enacted at balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

(d)	Mining and non-mining income of Australian and PNG operations are taxed at a standard tax rate of 30%.

Income and mining tax rates

During March 2012, The National Treasury of South Africa repealed the higher gold mining tax formula due to the introduction of Dividend Tax. As a result, the rates that are applicable for the 2012 year are 34% for mining income and 28% for non-mining income.

Major items causing the group’s income tax provision to differ from the maximum mining statutory tax rate of 34% (2011: 43% and 2010: 43%) for continuing operations were:

	US dollar
Figures in million	2012	2011	2010
Tax on net profit from continuing operations at the maximum mining statutory tax rate	(85)	(15)	(21)
Non-allowable deductions	(23)	(4)	(18)
Profit/(loss) from associates	—	(3)	3
Difference between effective mining tax rate and statutory mining rate on mining income [1]	13	3	2
Difference between non-mining tax rate and statutory mining rate on non-mining income	1	2	3
Effect on temporary differences due to changes in effective tax rates [2]	60	(44)	(72)
Previously unrecognised temporary differences [3]	—	52	—
Prior year (under)/overprovision – mining and non-mining tax	(7)	4	—
Capital allowance, sale of business and other rate differences	60	61	73
STC	(3)	(1)	—

Income and mining taxation	16	55	(30)

Effective income and mining tax rate	(6)%	(167)%	61%

[1]	Includes the effect of the change in the Freegold mining ring fencing application. Refer to note 38 for developments after year end.
[2]

The significant decreases in the deferred tax rates of ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (28.5% to 24.3%) and Randfontein Estates Limited (21.2% to 18.6%) is as a result of the repeal of the higher tax rate formula for gold mining companies in March 2012.

[3]

The credit in 2011 of US$52 million is for the Freegold unredeemed capital allowance. The South African Revenue Service (SARS) previously disallowed Freegold’s “post 1973 gold mine” additional capital allowance claim. SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance caused an increase in the deferred tax asset in the balance sheet and the resulting credit in the income statement.

Deferred tax

The analyses of deferred tax assets and liabilities is as follows

	US dollar
Figures in million	2012	2011
Deferred tax assets	(371)	(170)

Deferred tax asset to be recovered after more than 12 months	(353)	(148)
Deferred tax asset to be recovered within 12 months	(18)	(22)

Deferred tax liabilities	707	623

Deferred tax liability to be recovered after more than 12 months	641	578
Deferred tax liability to be recovered within 12 months	66	45

Reclassification to held for sale	(17)	—

Net deferred tax liability	319	453

Deferred tax liabilities and assets on the balance sheet as of 30 June 2012 and 30 June 2011 relate to the following:

	US dollar
Figures in million	2012	2011
Gross deferred tax liability	707	825

Amortisation and depreciation	692	823
Unrealised foreign exchange movements	12	1
Other	3	1

Gross deferred tax asset	(371)	(372)

Unredeemed capital expenditure	(313)	(321)
Provisions, including non-current provisions	(30)	(39)
Tax losses	(28)	(12)

Reclassification to held for sale	(17)	—

Net deferred tax liability	319	453

Movement in the net deferred tax liability recognised in the balance sheet is as follows:

	US dollar
Figures in million	2012	2011
Balance at beginning of year	453	463
Credit per income statement – continuing operations	(42)	(57)
Charge/(credit) per income statement – discontinued operations	8	(8)
Foreign currency translation	(95)	55
Tax directly charged to other comprehensive income	12	—
Reclassification to held for sale	(17)	—

Balance at end of year	319	453

As at 30 June, certain subsidiaries in the group had the following tax credits:

	US dollar
Figures in million	2012	2011
Unredeemed capital expenditure available for utilisation against future mining taxable income ¹	2,343	2,481
Tax losses carried forward utilisable against taxable income	94	60
Capital Gains Tax (CGT) losses available to be utilised against future CGT gains.	132	69

As at 30 June, the group has not recognised the following deferred tax asset amounts	445	476
The unrecognised temporary differences are:
Unredeemed capital expenditure ²	1,200	1,325
Tax losses	1	17
CGT losses ³	132	69
Temporary differences relating to investments in associates	—	176

[1]	Includes Avgold US$1 194.6 million, Freegold US$194.2 million. and Randfontein US$155.9 million.
[2]	Relates mostly to Avgold.
[3]	The increase in CGT losses is due to capital losses recognised on the sale of Rand Uranium during the 2012 financial year. Refer to note 15 for further details on the sale.

Secondary Taxation on Companies (STC)

STC was a tax levied on South African companies at a rate of 10% with effect from 1 October 2007 to 31 March 2012 on dividends distributed.

Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only took STC into account to the extent that dividends had been received or paid.

On declaration of a dividend, the company included the STC on this dividend in its computation of the income tax expense in the period of such declaration.

	US dollar
Figures in million	2012	2011
Available STC credits at end of year	18	—

Dividend Tax (DT)

A withholding tax of 15% on dividends (excluding a return of capital) and other distributions to the beneficial owners of shares (shareholders) became effective on 1 April 2012. DT will be withheld by the company declaring the dividend or the withholding agent, unless specifically exempt. Foreign residents could qualify for an exemption or a reduced DT rate in terms of their relevant tax treaty.

On 13 August 2012, the board of directors approved a final dividend for the 2012 financial year of 6.2 US cents (2011: 8.3 US cents). The total dividend paid amounted to US$26.4 million (2011: US$35.9 million). As the dividends declared exceed the STC credits available, dividend tax has been withheld at a rate of 15% on the portion of the dividend that is in excess of the STC credit carried forward in respect of those shareholders that do not qualify for either a reduction or an exemption.

15	Disposal groups classified as held for sale and discontinued operations

(i)	The assets and liabilities of Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited (Harmony), have been classified as held for sale following the signing of a sale of shares and claims agreement on 30 January 2012. On 30 May 2012, Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).The disposal will be for an aggregate purchase consideration of US$182.7 million, excluding the proceeds of the Taung Gold Limited transaction and less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.

The transaction is subject to, among others, Pan African obtaining the requisite shareholder approval for the acquisition. The transaction is expected to be completed by 31 December 2012.

The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.

(ii)	Following a decision by the shareholders of Rand Uranium (Proprietary) Limited (Rand Uranium) to commence with a process to sell the company and the criteria for IFRS 5 being met subsequently, the investment in Rand Uranium and the subordinated shareholder’s loan were classified as held for sale. An offer to purchase the investment was received from Gold One International Limited (Gold One) and was accepted by shareholders on 21 April 2011. The group’s attributable portion of the sale proceeds, which includes the subordinated loan shareholders’ loan, amounted to US$37.25 million.

The investment did not meet the criteria to be classified as discontinued operation. An impairment of US$20.3 million was recorded during the 2011 financial year to bring the investment in associate in line with its fair value less cost to sell. During 2012 an impairment reversal of US$6.8 million was recognised as a result of fluctuations in the exchange rate.

On 6 January 2012, the transaction with Gold One was concluded and the first payment of US$23.8 million was received. On 5 April 2012 and 24 April 2012 amounts of US$9.4 million and US$4.8 million were received, respectively, from Gold One as final payment on the sale of Rand Uranium shares. Of this US$3.2 million is being held in an escrow account for a period of 12 months.

(iii)	On 10 September 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (Taung), in which Taung acquired the Evander 6 Shaft, the related infrastructure and surface rights permits as well as a mining right over the Evander 6 and Twistdraai areas. The assets and liabilities were presented as held for sale. The Evander 6 operation is on care and maintenance with a book value of US$nil. The total purchase consideration of US$33.2 million was settled in cash with an initial payment of US$15.2 million received on 29 April 2011.

All conditions precedent to the sale were fulfilled on 28 May 2012, and on 30 May 2012 the group received an amount US$30.1 million of which US$2.3 million had been held in escrow. A profit on sale of property, plant and equipment of US$26.9 million was recognised and included in discontinued operations.

(iv)	On 20 July 2010, the conditions precedent for the sale of the Mount Magnet operations (operation in Western Australia) were fulfilled, this following approval of the group’s management on 17 May 2010 to sell this operation. The assets and liabilities were presented as held for sale from this date and the operations also met the criteria to be classified as discontinued operation.

A total purchase consideration of US$31.6 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet. The group recognised as total profit of US$13.8 million net of tax before the realisation of accumulated foreign exchange losses of US$11.2 million form other comprehensive income to the income statement.

The assets and liabilities of the operations classified as held for sale at the reporting dates are as follows:

	US dollar
Figures in million	2012	2011
Balance sheet
Assets of disposal groups classified as held for sale
Property, plant and equipment	137	—
Restricted investments	24	2
Investment in associates	—	28
Inventories	9	—
Mining and income tax	1	—
Trade and other receivables	3	10

Total assets of disposal groups classified as held for sale	174	40

Liabilities of disposal groups classified as held for sale
Deferred income tax	17	—
Provision for environmental rehabilitation	21	2
Retirement benefits obligation and other provisions	—	—
Trade and other payables	8	—

Total liabilities of disposal groups classified as held-for-sale	46	2

The analysis of the results and cash flows of discontinued operations are disclosed in the tables below:

	US dollar
Figures in million	2012	2011	2010
Income statement
Revenue	181	122	138
Cost of sales	(111)	(131)	(156)
Expenses – net	(2)	(8)	(11)
Profit on sale of investment in subsidiary	—	7	—
Profit on sale of property, plant and equipment	28	—	—

Profit/(loss) from discontinued operations before tax	96	(10)	(29)
Taxation	(21)	8	(14)

Profit/(loss) for the year from discontinued operations	75	(2)	(43)

Cash flows
Operating cash flows	65	16	(12)
Investing cash flows	(10)	18	(23)

Total cash flows from discontinued operations	55	34	(35)

16	Earnings/(loss) per share

Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2012	2011	2010
Weighted average number of ordinary shares in issue (‘000)	430,818	429,310	426,382

	US dollar
Figures in million	2012	2011	2010
Net profit from continuing operations	266	88	19
Net profit/(loss) from discontinued operations	75	(2)	(43)

Total net profit/(loss) attributable to shareholders	341	86	(24)

Basic earnings per share from continuing operations (cents)	61	21	4
Basic earnings/(loss) per share from discontinued operations (cents)	18	(1)	(10)

Total basic earnings/(loss) per share (cents)	79	20	(6)

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

	2012	2011	2010
Weighted average number of ordinary shares in issue (‘000)	430,818	429,310	426,382
Potential ordinary shares (‘000)	1,205	1,110	1,465

Weighted average number of ordinary shares for fully diluted earnings per share (‘000)	432,023	430,420	427,847

	US dollar
Figures in million	2012	2011	2010
Fully diluted earnings per share from continuing operations (cents)	61	21	4
Fully diluted earnings/(loss) per share from discontinued operations (cents)	18	(1)	(10)

Total fully diluted earnings/(loss) per share (cents)	79	20	(6)

The inclusion of share options issued to employees, as potential ordinary shares, has a dilutive effect on the earnings/(loss) per share. The issue price and the exercise price include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.

Dividends

On 12 August 2011, the board declared a dividend of US$8.4 cents per share related to the year ended 30 June 2011. An interim dividend of US$5.2 cents was declared on 2 February 2012.

	US dollar
Figures in million	2012	2011	2010
Dividend declared	59	29	27
Dividend per share (cents)	13.6	6.8	6.2

On 13 August 2012, the board declared a dividend of US$6.2 cents per share amounting US$26.5 million relating to the year ended 30 June 2012. This dividend is not reflected on the financial statements as it was declared after the reporting date.

17	Property, plant and equipment

	US dollar
Figures in million	2012	2011
Mining assets (a)	3,089	3,556
Mining assets under construction (b)	125	98
Undeveloped properties (c)	743	926
Deferred stripping (d)	43	18
Other non-mining assets (e)	3	9

Total property, plant and equipment	4,003	4,607

(a)	Mining assets

	US dollar
Figures in million	2012	2011
Cost
Balance at beginning of year	5,704	4,766
Elimination of fully depreciated and impaired assets no longer in use	(594)	—
Additions	310	356
Disposals [1]	(3)	(228)
Adjustment to rehabilitation asset	(11)	15
Transfers and other movements	94	128
Translation	(757)	667

	4,743	5,704
Reclassification to held for sale	(338)	—

Balance at end of year	4,405	5,704

Accumulated depreciation and impairments
Balance at beginning of year	2,148	1,850
Elimination of fully depreciated and impaired assets no longer in use	(594)	—
Impairment of assets	(7)	37
Disposals [1]	(3)	(226)
Depreciation [2]	256	244
Transfers and other movements	6	—
Translation	(265)	243

	1,541	2,148
Reclassification to held for sale	(225)	—

Balance at end of year	1,316	2,148

Net carrying value	3,089	3,556

[1]	Included in the movement for 2011 is the group’s disposal of its Mount Magnet operations to Ramelius Resources Limited, on 20 July 2010. Refer to note 15.
[2]	For the 2011 and 2012 financial years, the amounts include both continuing and discontinued operations

(b)	Mining assets under construction

	US dollar
Figures in million	2012	2011
Cost
Balance at beginning of year	98	108
Additions	103	92
Finance costs capitalised [1]	1	—
Disposals	—	(1)
Transfers and other movements	(58)	(108)
Translation	3	7
Reclassification to held for sale	(22)	—

Carrying value	125	98

[1]	The average capitalisation rate applied was 9.1% (2011: 9.7%).

(c)	Undeveloped property

	US dollar
Figures in million	2012	2011
Cost
Balance at beginning of year	931	933
Disposals [1]	—	(27)
Transfers and other movements	(37)	(82)
Translation	(151)	107

	743	931
Reclassification to held for sale	—	—

Balance at end of year	743	931

Accumulated impairments
Balance at beginning of year	5	70
Disposals [1]	—	(3)
Transfers and other movements	(5)	(62)
Translation	—	—

	—	5
Reclassification to held for sale	—	—

Balance at end of year	—	5

Net carrying value	743	926

[1]	Included in the movement for 2011 is the group’s disposal of its Mount Magnet operations to Ramelius Resources Limited, on 29 July 2010. Refer to note 15.

(d)	Deferred stripping

	US dollar
Figures in million	2012	2011
Cost
Balance at beginning of year	18	9
Additions	5	9
Transferred from/(to) production cost	18	(3)
Translation	2	3

Carrying value	43	18

(e)	Other non-mining assets

	US dollar
Figures in million	2012	2011
Cost
Balance at beginning of year	62	52
Elimination of fully depreciated and impaired assets no longer in use	(5)	—
Additions	—	3
Translation	(10)	7
Reclassification to held for sale	(2)	—

Balance at end of year	45	62

Accumulated depreciation and impairments
Balance at beginning of year	53	44
Elimination of fully depreciated and impaired assets no longer in use	(5)	—
Depreciation	3	3
Translation	(9)	6
Reclassification to held for sale	—	—

Balance at end of year	42	53

Net carrying value	3	9

On 3 September 2010, Harmony entered into an agreement with Wits Gold for prospecting rights over Harmony’s Merriespruit South area, which will be settled in cash or a combination of cash and shares in Wits Gold, when all remaining conditions precedent have been fulfilled. At 30 June 2011, it had a carrying value of US$nil.

(f)	Additional disclosures for leased assets

	US Dollar
Figures in million	2012	2011
Carrying value of capitalised leased assets (included in mining assets and mining assets under construction)	12	14

Cost	29	26
Accumulated depreciation	(17)	(12)

Finance lease additions	—	—

Except for the leased assets mentioned above, none of the assets listed above have been pledged or otherwise committed as security for any liabilities.

18	Intangible assets

	US dollar
Figures in million	2012	2011
Goodwill (a)	263	317
Technology-based assets (b)	5	3

Total intangible assets	268	320

(a)	Goodwill

	US dollar
Figures in million	2012	2011
Cost
Balance at beginning of year	350	311
Translation	(60)	39

Balance at end of year	290	350

Accumulated amortisation and impairments
Balance at beginning of year	33	28
Impairments recognised [1]	—	2
Translation	(6)	3

Balance at end of year	27	33

Net carrying value	263	317

The net carrying value of goodwill has been allocated to the following cash-generating units:
Bambanani	27	33
Tshepong	68	83
Phakisa	163	195
Joel	5	6

	263	317

[1]	During the 2011 financial year, goodwill amounting to US$1.5 million relating to St. Helena was impaired. This was due to a revised life-of-mine plan. Refer to note 5 for details.

(b)	Technology-based assets

	US dollar
Figures in million	2012	2011
Cost
Balance at beginning of year	20	16
Additions	4	2
Translation	(4)	2

Balance at end of year	20	20

Accumulated amortisation and impairments
Balance at beginning of year	17	9
Amortisation charge for the year	1	6
Translation	(3)	2

Balance at end of year	15	17

Net carrying value	5	3

Technology-based assets includes computer software and intellectual property which has been acquired and developed for the group. These assets are amortised over five years.

19	Restricted cash

	US dollar
Figures in million	2012	2011
Environmental guarantees (a)	3	4
Lease security deposits	1	—
Translation	—	1

Total restricted cash	4	5

(a)	The amount relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources (DMR) in South Africa for environmental and rehabilitation obligations. A portion of the funds are held on call account and the rest are invested in money market funds.

20	Restricted investments

	US dollar
Figures in million	2012	2011
Investments held by Environmental Trust Funds (a)	219	273
Investments held by Social Trust Fund (b)	5	5

Total restricted investments	224	278

(a)	Environmental Trust Funds consists of:

	US dollar
Figures in million	2012	2011
Held-to-maturity financial assets	21	25
Fair value through profit or loss financial assets	198	248

Total Environmental Trust Funds	219	273

The Environmental Trust Funds are irrevocable trusts under the group’s control. Contributions to the trusts are invested in interest-bearing short-term or medium-term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Shareholder Weighted Top 40 index (SWIX 40) of the JSE. The equity-linked notes are designated fair value through profit or loss investments and recorded at fair value whilst the interest-bearing short-term investments are classified as held-to-maturity and recorded at amortised cost. These investments provide for the estimated cost of rehabilitation at the end of the life of the group’s mines. Income earned on the investments is retained in the funds and reinvested.

Reconciliation of the movement in the investments held by Environmental Trust Funds:

	US dollar
Figures in million	2012	2011
Balance at beginning of year	275	223
Interest income ¹	1	2
Fair value gain ¹	12	19
Contributions made	6	1
Disposal of Evander 6 and Twistdraai	(2)	—
Translation	(49)	30

	243	275
Reclassification to held for sale	(24)	(2)

Balance at end of year	219	273

¹	Includes discontinued operations.

(b)	The Social Trust Fund

The Social Trust Fund is an irrevocable trust under the group’s control. The group has undertaken to donate over a period of 10 years to The Harmony Gold Mining group Social Plan Trust in terms of an agreement signed on 3 November 2003. An initial donation of R 18.5 million (US$2.7 million) was made during the 2004 year. Thereafter instalments of R 3.5 million per annum were and will be made with the final instalment to be made in 2013. The purpose of the Trust is to fund the social plan to reduce the negative effects of restructuring on the group’s workforce, to put measures in place to ensure that the technical and life skills of the group’s workforce are developed and to develop the group’s workforce in such a manner to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.

Reconciliation of the movement in the investments held by the Social Trust Fund:

	US dollar
Figures in million	2012	2011
Balance at beginning of year	5	5
Contributions made	1	1
Claims paid	—	(2)
Translation	(1)	1

Balance at end of year	5	5

21	Investment in associates

	US dollar
Figures in million	2012	2011
Balance at beginning of year	—	50
Share of losses after tax	—	(7)
Impairment of investment in associate	—	(20)
Translation	—	5

	—	28
Reclassification to held for sale	—	(28)

Balance at end of year	—	—

Carrying amount before reclassification to held for sale consist of:
Pamodzi Gold Limited (a)	—	—
Rand Uranium (Proprietary) Limited (b)	—	28

Total investment in associates	—	28

(a)	Harmony acquired 32.4% of Pamodzi Gold Limited (Pamodzi) on 27 February 2008 when it sold its Orkney operations to Pamodzi in exchange for a consideration of 30 million Pamodzi shares, initially valued at US$46.5 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa.

Pamodzi was placed in liquidation in March 2009 and the trading of its shares on the JSE was suspended. At 31 December 2008 the group had already reduced the net investment in Pamodzi to US$nil, following the recording of its cumulative share in losses of US$14.3 million and cumulative impairment losses of US$25.8 million. Subsequently the group has not recognised any losses. During 2012, the group wrote off loans and receivables of US$5.9 million. Refer to note 7 and 36.

As at 30 June 2012, the liquidation process has not been concluded. No financial information subsequent to 31 March 2009 is available and therefore no information has been disclosed for the years ended 31 December 2010 and 2011.

(b)	During 2012, the group disposed of the 40% share it held in Rand Uranium. This investment was acquired when the company’s wholly-owned subsidiary Randfontein Estates Limited disposed of its Randfontein Cooke and Old Randfontein assets to a newly formed wholly-owned subsidiary Rand Uranium, in exchange for Rand Uranium shares, initially valued at US$139 million. Rand Uranium is an unlisted company registered in South Africa, with gold mining operations in the Gauteng province of South Africa.

The investment in Rand Uranium was classified as held for sale on 31 March 2011 following a decision by the shareholders to sell the company. The group ceased equity accounting the associate from 31 March 2011 in line with the requirements of IFRS 5. At that time, the group had recognised losses of US$7.3 million as its share of post-acquisition losses for the 2011 year. A binding offer was accepted by shareholders on 21 April 2011, and as a result an impairment of US$20 million was recognised in the income statement. During 2012, a reversal of impairment of US$6.8 million was recognised as a result of fluctuations in the exchange rate. On 6 January 2012 the sale of Rand Uranium to Gold One International Limited (Gold One) was concluded. Refer to note 15 for detail.

22	Investment in financial assets

	US dollar
Figures in million	2012	2011
Balance at beginning of year	27	2
Additions	—	42
Disposals	—	(2)
Fair value movement of available-for-sale investments	(5)	(14)
Translation	(4)	(1)

Balance at end of year	18	27

The carrying amount consists of the following:
Available-for-sale financial assets:
Investment in Wits Gold (a)	16	26
Investment in unlisted shares (b)	2	1

Total available-for-sale financial assets	18	27

(a)	On 5 November 2010, the group received 4 376 194 shares in Wits Gold, as consideration for the cancellation of the option held by Freegold.

The value of the shares on acquisition date was US$41 million and represents 13% investment in Wits Gold. The group classifies the investment in Wits Gold as an available-for-sale financial asset. During the 2012 year, a loss of US$5.6 million (2011: US$14.3 million) was recorded in the fair value reserve. Refer to note 27(b).

At 30 June 2012, management determined that the investment was impaired in terms of our accounting policy (refer to note 2.9 (ii) for detail) and the cumulative losses in the fair value reserves were reclassified to the income statement.

(b)	These investments have been valued by the directors by performing independent valuations on an annual basis to ensure that no significant prolonged decline in the value of the investments has occurred.

23	Investment in Joint Venture

Morobe Mining Joint Ventures (MMJV) partnership agreement (50%)

The group has a 50% interest in mining and exploration assets located in the Morobe province, PNG. Newcrest owns the remaining 50% interest in these assets. The assets include the Hidden Valley mine and the Wafi-Golpu projects. This partnership was formed during the 2009 financial year through a range of transactions, which included Newcrest’s purchase of a 30.01% participating interest and a further farm-in of an additional 19.99% participating interest in the assets. The total value of the transaction was estimated at US$530 million and was completed by 30 June 2009.

The following are the group’s effective share of income, expenses, assets and liabilities, which are included in the 2012 consolidated financial statements:

	US dollar
Figures in million	2012	2011
	50%	50%
Revenue	150	140
Production costs	(110)	(103)

Production profit	40	37
Other costs	(67)	(51)

Net loss	(27)	(14)

Non-current assets	702	737
Current assets	90	63

Total assets	792	800

Non-current liabilities	25	182
Current liabilities	51	45

Total liabilities	76	227

24	Inventories

	US dollar
Figures in million	2012	2011
Gold in lock-up	12	30
Gold in-process, ore stockpiles and bullion on hand	62	54
Stores and materials at weighted average cost	63	65

Total inventories	137	149
Non-current portion of gold in lock-up and gold in-process	(7)	(25)

	130	124
Reclassification to held for sale	(9)	—

Total current portion of inventories	121	124

Included in the balance above is:
Inventory valued at net realisable value	12	36

During the 2012 financial year, write downs of

•

US$1.9 million (2011: US$6.1 million) and US$2.1 million (2011: US$nil) for the Steyn plant and Freddies rock dump demolishment projects, respectively, as a result of changes to the life-of-mine plans.

•	US$9.9 million (2011: US$3.1 million) for the net realisable value adjustment for other gold in lock-up.

•	US$3.9 million (2011: US$4.3 million) relating to certain stockpiles.

During the year, no adjustment was made (2011: increase of US$0.7 million) to the provision for slow moving stock, other than the effect of translation for the US dollar amounts. The total provision at 30 June 2012 was US$7.6 million (2011: US$9.2 million).

25	Trade and other receivables

	US dollar
Figures in million	2012	2011
Current
Financial assets:
Trade receivables (gold)	47	52
Other trade receivables (a)	18	35
Provision for impairment	(4)	(18)

Trade receivables – net	61	69
Loans to associates and joint ventures (b)	2	4
Interest and other receivables (c)	49	45
Other loans and receivables (d)	6	—
Employee receivables	3	3

Non-financial assets:
Prepayments	8	6
Value added tax	26	31

	155	158
Reclassification to held for sale	(3)	—

Total current trade and other receivables	152	158

Non-current
Financial assets:
Loans to associates (e)	14	26
Other loans receivable (d)	3	4
Provision for impairment (e)	(14)	(17)

	3	13
Reclassification to held for sale	—	(10)

Total non-current trade and other receivables	3	3

(a)	Included in other trade receivables for 2011 is an amount of US$6.3 million owed by Rand Uranium.

(b)	The 2012 and 2011 balance is due from the MMJV companies and Rand Uranium, respectively, for services and goods supplied in terms of the service level agreements entered into between the group and the joint venture companies and Rand Uranium.

(c)	Included in interest and other receivables for the 2012 financial year is an amount of US$2.1 million (2011:US$2.5 million) owing by Pamodzi FS in terms of the asset purchase agreement, for rehabilitation trust funds to be released to the group.

Also included in the balance for the 2012 financial year is the self-insurance fund of US$27.1 million (2011: US$13.2 million) while the 2011 balance includes insurance claims receivable of US$5.2 million for the conveyor belt at Hidden Valley.

No impairment allowance is necessary in respect of any balances included in interest and other receivables as all amounts are classified as fully performing.

(d)	Included in the balance is an amount of US$3.8 million due from Rand Uranium. Also included is an amount of US$5.2 million due by PNG Power Limited of which US$1.9 million is due within 12 months.

(e)	The balance in 2012 comprises of US$14.1 million (2011: US$17.1 million) owed by Pamodzi. Pamodzi was placed into liquidation during 2009 and the loan was provided for in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

Included in the balance the balance for 2011 is a loan of US$9.2 million to Rand Uranium. The loan was subordinated. Following the acceptance of a binding offer on 21 April 2011, the investment in Rand Uranium and the capital portion of the subordinated shareholder’s loan were presented as held for sale. The loan was settled on 6 January 2012 following the conclusion of the sale of Rand Uranium. Refer to note 15 for further detail.

The movement in the provision for impairment of trade receivables during the year was as follows:

	US dollar
Figures in million	2012	2011
Balance at beginning of year	18	13
Impairment loss recognised	2	4
Reversal of impairment loss	(13)	(1)
Translation	(3)	2

Balance at end of year	4	18

The movement in the provision for impairment of loans receivables during the year was as follows:

	US dollar
Figures in million	2012	2011
Balance at beginning of year	17	15
Translation	(3)	2

Balance at end of year	14	17

The ageing of trade receivables at the reporting date was:

	US dollar
Figures in million	Gross	Impairment
30 June 2012
Fully performing	52	—
Past due by 1 to 30 days	6	—
Past due by 31 to 60 days	2	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	2	1
Past due by more than 361 days	3	3

	65	4

30 June 2011
Fully performing	55	—
Past due by 1 to 30 days	7	—
Past due by 31 to 60 days	1	—
Past due by 61 to 90 days	2	—
Past due by more than 90 days	4	3
Past due by more than 361 days	18	15

	87	18

The ageing of loans receivable at the reporting date was:

	US dollar
Figures in million	Gross	Impairment
30 June 2012
Fully performing	7	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	16	14

	23	14

30 June 2011
Fully performing	13	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	17	17

	30	17

Based on past experience, the group believes that no impairment allowance is necessary in respect of fully performing receivables as the amount relates to customers that have a good track record with the group. Similarly, the other loans and receivables noted above, other than those provided for, are fully performing and considered to be a low credit risk.

During the year 2012 and 2011 there was no renegotiation of the terms of any receivable.

As at 30 June 2012 and 30 June 2011, there was no collateral pledged or held for any of the receivables.

26	Share capital

Authorised

1 200 000 000 (2011: 1 200 000 000) ordinary shares of 50 SA cents each.

Issued

431 564 236 (2011: 430 084 628) ordinary shares of 50 SA cents each. All issued shares are fully paid.

Included in the total of issued shares is an amount of 335 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the company.

The directors have been authorised to allot and issue 43 008 462 authorised but unissued ordinary shares of the company, being 10% of the total issued share capital of the company as at 30 June 2011, subject to the provisions of the Companies Act and the JSE Limited Listings Requirements. Note 35 sets out details in respect of the share option scheme and shares held in trust for employees of the group.

Share issues

Shares issued in the 2011 and 2012 financial years relate to the exercise of share options by employees.

27	Other reserves

	US dollar
Figures in million	2012	2011
Foreign exchange translation reserve (a)	(138)	469
Fair value movement of available-for-sale financial assets (b)	1	(11)
Equity component of convertible bond (c)	41	41
Acquisition of non-controlling interest in subsidiary (d)	(57)	(57)
Share-based payments (e)	106	94
Repurchase of equity interest (f)	(13)	(13)
Other	(4)	(4)

Total other reserves	(64)	519

(a)	Foreign exchange translation reserve

	US dollar
Figures in million	2012	2011
Balance at beginning of year	469	(86)
Realised portion reclassified through profit or loss	—	18
Current year’s foreign exchange movement	(595)	537
Tax on foreign exchange movement	(12)	—

Balance at end of year	(138)	469

The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group’s off-shore operations. The US dollar amount includes the translation effect from rand to US dollar.

The realised portion reclassified through profit or loss in 2011 relates to the sale of Mount Magnet and the deregistration of dormant Australian subsidiaries. Refer to note 15 and 7, respectively, for further detail.

(b)	Fair value movement of available-for-sale financial assets

	US dollar
Figures in million	2012	2011
Balance at beginning of year	(11)	4
Realised portion reclassified through profit or loss	—	(1)
Tax on realised portion	—	—
Fair value movement – unrealised	(5)	(14)
Impairment recognised in profit or loss	19	—
Translation	(2)	—

Balance at end of year	1	(11)

The balance of the fair value movement reserve represents the movement in the fair value of the available-for-sale financial assets. For details on the movement, refer to note 22.

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

(d)	Acquisition of non-controlling interest in subsidiary

On 15 March 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle, held by non-controlling interests. The excess of the purchase price of US $86.5 million (A$123 million) over the carrying amount of non-controlling interest acquired, amounting to US$57 million, has been accounted for under other reserves.

(e)	Share-based payments

	US dollar
Figures in million	2012	2011
Balance at beginning of year	94	75
Share-based payments expensed	12	19

Balance at end of year	106	94

The group issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. During the 2012 financial year, a share-based payment expense of US$12.2 million (2011: US$19.5 million) was charged to the income statement. (Refer to note 35 for more detail).

(f)	Repurchase of equity interest

On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with AVRD, for the purchase of its 26% share of the mining titles of the Doornkop South Reef. From an accounting perspective, the sale of the 26% share in the mining titles was never recognised and accounted for as an in-substance call option by AVRD over the 26% mineral right. This was due to AVRD not being exposed to any losses relating to the Doornkop mineral right, and entitled at any point in time to repay the Nedbank loan guaranteed by Harmony – thereby becoming unconditionally entitled to the ‘upside’ in the mineral right. The agreement to purchase AVRD’s 26% interest during the 2010 financial year is therefore considered to be a repurchase of the option (equity interest). The difference between the value of the shares issued of US$20.5 million, the liability to African Vanguard Resources (Proprietary) Limited and transaction costs, have been taken directly to equity. The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares.

28	Provision for environmental rehabilitation

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

	US dollar
Figures in million	2012	2011
Provision raised for future rehabilitation
Balance at beginning of year	293	238
Disposal of assets	(2)	(16)
Change in estimate – Balance sheet	(12)	15
Change in estimate – Income statement	(5)	8
Time value of money and inflation component of rehabilitation costs [1]	17	18
Translation	(43)	30

Balance at end of year	248	293
Reclassification to held for sale	(21)	(2)

Total provision for environmental rehabilitation	227	291

[1]	Includes costs for both continuing and discontinued operations.

Refer to note 3.4 for the estimations and judgements used in the calculations. While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total cost for the mines, in the current monetary terms, is approximately US$343.9 million (2011: US$405.4 million).

	US dollar
Figures in million	2012	2011
Future net undiscounted obligation
Ultimate estimated rehabilitation cost	344	405
Amounts invested in environmental trust funds (Refer to note 20)	(243)	(275)

Total future net undiscounted obligation	101	130

The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place relating to the environmental liabilities. Refer to notes 20 and 37.

During 2012, the group rehabilitated certain decommissioned operations in the Free State as part of its overall strategy of eliminating safety and health exposures and reducing environmental liability.

29	Retirement benefit obligation

	US dollar
Figures in million	2012	2011
Non-current
Retirement benefit obligation (b)	22	25
Reclassification to held for sale	—	—

Total retirement benefit obligation	22	25

(i)	(a)	Pension and provident funds:

The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer industry plans. The group’s liability is limited to its annually determined contributions.

The provident funds are funded on a ‘‘money accumulative basis’’ with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9% of gross salary and wages for the 2012 year (2011: 9%). The fund is a defined contribution plan.

The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2011: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2012 financial year amounted to US$70.8 million (2011: US$62.4 million).

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

The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2012, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2013.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed in note 3.5. In addition the following was also considered:

	•	It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership.

	•	It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account.

	•	It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands. It is assumed that the only dependents will be spouses.

	US dollar
Figures in million	2012	2011
Present value of unfunded obligations	22	25

Current employees	13	15
Retired employees	9	10

Movement in the liability recognised in the balance sheet
Balance at beginning of year	25	20
Contributions paid	(1)	(1)
Other expenses included in staff costs/current service cost	1	1
Interest cost	2	2
Net actuarial (gain)/loss recognised during the year	(1)	—
Translation	(4)	3

Balance at end of year	22	25
Reclassification as held for sale	—	—

	22	25

Net actuarial gains/losses are included in cost of sales in the income statement. The net actuarial loss recognised during the 2010 year was US$0.9 million, the 2009 year was US$nil, and the 2008 year was US$1.5 million.

	US dollar
Figures in million	2012	2011
The net liability of the defined benefit plan is as follows:

Present value of defined benefit obligation	22	25
Fair value of plan assets	—	—

Net retirement benefit obligation liability	22	25

The present value of the defined benefit obligation was US$20.1 million in 2010, US$19.7 million in 2009 and US$16.7 million in 2008.

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	US dollar
Figures in million	2012	2011
	1% Increase	1% Increase
Effect on:
Aggregate of service cost and interest cost	—	—
Defined benefit obligation	3	4

	1% Decrease	1% Decrease
Effect on:
Aggregate of service cost and interest cost	—	—
Defined benefit obligation	3	3

30	Other provisions

	US dollar
Figures in million	2012	2011
Other	4	1

Included in Other is a provision of US$3.2 million relating to the pumping and treatment costs of fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. This provision was raised following the High Court’s dismissal of Harmony’s application to have a directive issued by the Department of Water Affairs (DWAF) in November 2005 set aside, as it relates to the Orkney operations, which were sold in 2008. Harmony filed an application to appeal the judgement on 20 July 2012.

31	Borrowings

Pacific Premium Funding (Proprietary) Limited

During October 2010 and December 2010, Morobe Consolidated Goldfields (MCG) entered into a two US dollar loans with Pacific Premium Funding (Proprietary) Limited to finance insurance payments. The loans totalling US$3.6 million were repaid during May 2011, at an average interest rate of 3.55%.

Westpac Bank

In July 2007, MCG entered into US dollar finance lease agreements with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project. There is no debt covenant clause in the agreements.

Nedbank Limited

On 11 December 2009, the company entered into a loan facility with Nedbank Limited, comprising a term facility of US$119.4 million and a revolving credit facility of US$79.6 million. The facility was utilised to fund the acquisition of the Pamodzi Free State assets as well as the group’s major capital projects and working capital requirements. Interest accrues on a day to day basis over the term of the loan at a variable interest.

On 30 November 2010, the company entered into a additional loan facility with Nedbank Limited, comprising of a term facility of US$70.1 million and a revolving credit facility of US$35.0 million. Interest terms are identical to the original facility. The repayment terms of the original revolving credit facility were amended to coincide with the repayment on the new facility.

Syndicated Revolving Credit Facility

On 11 August 2011, the company entered into a loan facility which was jointly arranged by Nedbank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (syndicate), comprising of a US$300 million syndicated revolving credit facility. The facility is utilised to fund exploration projects in Hidden Valley and Wafi-Golpu. The facility attracts interest at LIBOR plus 260 basis points, which is payable quarterly.

Debt covenants

The debt covenant tests for the group for both the Nedbank Limited facilities and syndicated revolving credit facility are as follows:

•	The group’s interest cover shall not be less than two (EBIT / Total interest).

•	Current ratio shall not be less than one (Current assets / current liabilities).

•	Cash flow from operating activities shall be above R100 million for the six months prior to the evaluation date.

•	Total net debt shall not exceed R3 billion plus the Rand equivalent of US$300 million.

•	Market capitalisation to facilities outstanding ratio shall not be less than six times.

The debt covenant tests are performed on a quarterly basis. No breaches of the covenants were identified during the tests in the 2012 financial year.

Terms and debt repayment schedule at 30 June 2012

	Interest charge	Repayment terms	Repayment date	Security
Westpac Bank (secured finance lease)	US – LIBOR plus 1.25%	Quarterly	30 June 2013	Mining fleet

Nedbank Limited (secured loan – term facility 1)	3 month JIBAR plus 3.5%, payable quarterly	Bi-annual equal instalments of R90 million (US$10.9 million)	31 December 2014	Cession and pledge of operating subsidiaries shares
Nedbank Limited (secured loan – term facility 2)	3 month JIBAR plus 3.5%, payable quarterly	Bi-annual equal instalments of R62.5 million (US$7.6 million)	31 December 2014	Cession and pledge of operating subsidiaries shares
Nedbank Limited (secured loan – revolving credit facility)	1 or 3 month JIBAR plus 3.5%, payable after interest interval	Repayable on maturity	30 November 2013	Cession and pledge of operating subsidiaries shares

Syndicated (secured loan – US$ revolving credit facility)	LIBOR plus 260 basis points, payable quarterly	Repayable on maturity	15 September 2015	Cession and pledge of operating subsidiaries shares and Joint venture interest

Interest-bearing borrowings

	US Dollar
Figures in million	2012	2011
Non-current borrowings
Westpac Bank (secured finance lease)	—	3

Balance at beginning of year	3	8
Repayments	(4)	(4)
Net adjustments to current portion	(1)	—
Translation	2	(1)

Nedbank Limited (secured loan – term facilities)	56	112

Balance at beginning of year	112	82
Draw down	—	73
Repayments	(37)	(36)
Issue cost	—	(1)
Net adjustments to current portion	—	(22)
Translation	(19)	16

Nedbank Limited (secured loan – revolving credit facilities)	—	66

Balance at beginning of year	66	39
Draw down	58	57
Repayments	(106)	(37)
Issue costs	(2)	—
Amortisation of issue costs	3	—
Translation	(19)	7

Syndicated (secured loan – US$ revolving credit facility)	127	—

Balance at beginning of year	—	—
Draw down	130	—
Issue cost	(6)	—
Amortisation of issue costs	1	—
Net adjustments to current portion	2	—

Total non-current borrowings	183	181

Current borrowings
Current portion of the finance lease from Westpac Bank	3	4
Current portion of the loans from Nedbank Limited	37	45
Current portion of the loans from syndicate	(2)	—

Total current borrowings	38	49

Total interest-bearing borrowings	221	230

The future minimum lease payments for Wespac Bank finance leases are:
Due within one year	3	4
Due within one and two years	—	3
Due between two and five years	—	—

	3	7
Future finance charges	—	—

	3	7

	US Dollar
Figures in million	2012	2011
The maturity of borrowings is as follows:
Current	38	49
Between one to two years	36	48
Between two to five years	147	133
Over five years	—	—

	221	230

Undrawn committed borrowing facilities:
Expiring within one year	—	—
Expiring after one year	274	59

	274	59

	Effective rate
	2012	2011
Westpac Bank	1.6%	2.0%
Nedbank Limited	9.1%	9.1%
Syndicate	3.0%	n/a

The level of the Harmony’s borrowing powers, as determined by its Articles of Association, shall not except with the consent of the Harmony’s general meeting, exceed R40 million or the aggregate from time to time of the issued and paid-up share capital of the company, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves (including minority interests in subsidiary companies and provisions for deferred taxation) and any share premium accounts of the company. In 2012, the borrowing powers were not exceeded.

32	Trade and other payables

	US dollar
Figures in million	2012	2011
Financial liabilities:
Trade payables	34	52
Other liabilities (a)	7	21
Non-financial liabilities:
Payroll accruals	42	50
Leave liabilities (b)	39	41
Shaft related accruals	69	46
Other accruals	24	41
Value added tax	6	7

	221	258
Reclassification to held for sale	(8)	—

Total trade and other payables	213	258

(a)	Other liabilities

Included in the balance for 2011 is an amount of US$15.2 million relating to the sale of assets agreement with Taung. Refer to note 15.

(b)	Leave liability

Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	US dollar
Figures in million	2012	2011
Balance at beginning of year	41	34
Benefits paid	(39)	(40)
Total expense per income statement	44	43
Translation	(7)	4

	39	41
Reclassification to held for sale	(2)	—

Balance at end of year	37	41

33	Cash generated by operations

	US dollar
Figures in million	2012	2011	2010
All amounts disclosed include discontinued operations

Reconciliation of profit before taxation to cash generated by operations:
Profit before taxation	346	21	20
Adjustments for:
Amortisation and depreciation	256	254	181
(Reversal of impairment)/impairment of assets	(7)	39	43
Share-based payments	12	19	20
Net decrease in provision for post-retirement benefits	(1)	—	(3)
Net (decrease)/increase in provision for environmental rehabilitation	(5)	8	2
Profit on sale of property, plant and equipment	(36)	(4)	(14)
Loss/(profit) from associates	—	7	(7)
(Reversal of impairment)/impairment of investment in associate	(7)	20	—
Impairment of investments	19	—	—
Net gain on financial instruments	(12)	(20)	(5)
Gain on farm-in option	—	(38)	—
(Profit)/loss on sale of investment in subsidiary	—	(7)	3
Interest received	(13)	(20)	(25)
Finance cost	39	41	30
Inventory adjustments	(3)	48	(3)
Other non-cash adjustments	5	(8)	13
Effect of changes in operating working capital items
Receivables	(12)	(15)	(13)
Inventories	(9)	(20)	(20)
Payables	14	21	(8)

Cash generated by operations	586	346	214

Additional cash flow information

(i)	The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.

(ii)	At 30 June 2012, US$273.6 million (2011: US$59.0 million) (2010:US$39.3 million) of borrowing facilities had not been drawn down and is therefore available for future operating activities and future capital commitments. Refer to note 37.

For the financial year ended 30 June 2012

(a)	Acquisitions and disposal of investments/businesses

Disposal of investment in Rand Uranium

On 6 January 2012, the transaction with Gold One was concluded and the first payment of US$23.8 million was received. Further payments were made during April 2012 totalling US$11.0 million. These amounts were for the sale of the group’s 40% investment in Rand Uranium as well as for the outstanding balance of the subordinated shareholder’s loan. Refer to note 15.

Disposal of Evander 6 and Twistdraai

The conditions precedent for the sale of Evander 6 and Twistdraai were fulfilled and the transaction became effective on 30 May 2012. A total purchase consideration of US$33.2 million was received from Taung Gold Limited, including the deposit of US$15.2 million received in April 2011. Refer to note 15.

The aggregate fair values of assets and liabilities sold were:

	US dollar
Figures in millions	2012	2011	2010
Funds set aside for environmental rehabilitation	1	—	—
Environmental liability	(2)	—	—
Profit on disposal	27	—	—
Trade and other payables	(15)	15	—
Translation	4	—	—

Proceeds received in cash	15	15	—

(b)	Principal non-cash transactions

Share-based payments (refer to note 35)

For the financial year ended 30 June 2011

(a)	Acquisitions and disposal of investments/businesses

Disposal of Mount Magnet

On 20 July 2010, the conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective. A total purchase consideration of US$31.6 million was received from Ramelius Resources Limited in exchange for the entire issued share capital of Mount Magnet. The entire purchase consideration was settled in cash. At the date of disposal, Mount Magnet had no cash and cash equivalent balances included in its net asset value. Also refer to note 15.

The aggregate fair values of assets and liabilities sold were:

	US dollar
Figures in millions	2012	2011	2010
Property, plant and equipment	—	27	—
Inventory	—	1	—
Rehabilitation liability	—	(16)	—
Profit on disposal	—	18	—

Proceeds received in cash	—	30	—

(b)	Principal non-cash transactions

Disposal of Freegold farm-in option (refer note 11).

Share-based payments (refer to note 35).

For the financial year ended 30 June 2010

(a)	Acquisitions and disposal of investments/businesses

(i)	Disposal of Big Bell Operations

On 10 January 2010 the group concluded the sale of Big Bell for a consideration of US$3.2 million.

The aggregate fair values of assets and liabilities sold were:

	US dollar
Figures in millions	2012	2011	2010
Property, plant and equipment	—	—	8
Rehabilitation liability	—	—	(6)
Profit on disposal	—	—	1

Proceeds received in cash	—	—	3

(ii)	Acquisition of Pamodzi FS assets

On 18 February 2010, the group concluded the acquisition of the Pamodzi FS assets for a total consideration of US$53 million, of which US$36 million is attributable to property, plant and equipment and US$16 million to inventories.

(b)	Principal non-cash transactions

Issue of shares for the acquisition of 26% share of the mining titles on Doornkop South Reef from AVRD (refer to note 22).

Share-based payments (refer to note 35).

34	Employee benefits

	2012	2011
Number of permanent employees as at 30 June:
South African operations*	33,935	34,345
International operations**	1,905	1,476

Total number of permanent employees	35,840	35,821

	US dollar
Figures in million	2012	2011
Aggregate earnings
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	781	828
Retirement benefit costs	60	61
Medical aid contributions	22	18

Total aggregated earnings***	863	907

*	2 521 employees were attributable to the discontinued operations at 30 June 2012 (2011:2 576).
**	The total number of employees in Australia, including the Brisbane office, at 30 June 2012 was 107 (2011: 127). The total for the international operations includes the joint venture employees.
***	These amounts have been included in production cost, corporate expenditure and capital expenditure.

During the 2012 year, US$7.9 million (2011: US$4.1 million) was included in the payroll cost for termination costs. Termination costs exclude the cost relating to the voluntary retrenchment process as well as retrenchment due to the shaft closures (refer to note 5).

35	Share option scheme

The group currently has the 2001, 2003 schemes and the 2006 share plan that are active. The objective of these schemes is to recognise the contributions of senior staff to the group’s financial position and performance and to retain key employees.

Options granted under the 2001 and 2003 schemes

A fifth of the options granted under the 2001 and 2003 schemes are exercisable annually from the grant date with an expiry date of 10 years from the grant date. The offer price of these options equalled the closing market price of the underlying shares on the trading date immediately preceding the granting of the options. The options are equity settled.

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

Following the introduction of the 2006 share plan, no further options were granted in the 2012 and 2011 year for the 2001 and 2003 option schemes, and all options are vested.

Number of share options relating to the 2001 and 2003 option schemes	2012	2011
Share options granted	28,442,420	28,442,420

Exercised	20,484,937	19,967,293
Vested but not exercised	829,559	1,347,203
Forfeited and lapsed	7,127,924	7,127,924

	2012		2011
Activity on share options granted but not yet exercised	Number of shares	Weighted average option price (SA rand)	Number of shares	Weighted average option price (SA rand)
For the year ended 30 June
Balance at beginning of year	1,347,203	50.12	2,264,585	48.47
Options exercised	(517,644)	51.25	(833,406)	45.29
Options forfeited and lapsed	—	—	(83,976)	53.87

Balance at end of year	829,559	49.43	1,347,203	50.12

List of options granted but not yet exercised (listed by grant date)	At 30 June 2012	Option price (SA rand)	Remaining life (years)
27 March 2003	62,400	91.60	0.7
10 August 2004	197,928	66.15	2.1
26 April 2005	569,231	39.00	2.8

Total option granted but not yet exercised	829,559

	US dollar
Figures in million	2012	2011
Average market value of options traded during the year	7	5

Gain realised by participants on options traded during the year	3	5

The number of shares held by the Harmony Share Trust at year end amounted to nil (2011: 5 400). This trust is considered to be an SPE and is therefore consolidated in accordance with the group’s accounting policies.

Options granted under the 2006 share plan

The 2006 share plan consist of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The SARs will vest in equal thirds in year three, four and five after grant date, subject to the performance conditions having been satisfied. The SARs have an expiry date of six years from the grant date and the offer price equals the closing market price of the underlying shares on the trading date immediately preceding the grant. The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied. The RS will vest after three years from grant date if the participant is still employed within the group. The share plan is equity-settled.

The aggregate number of shares which may be allocated to the share plan on any day, when added to the total number of unexercised SARs, unvested performance shares, and restricted shares which have been allocated for PS, SAR’s and RS, and any other employee share scheme operating by the company, shall not exceed 14% of the number of issued ordinary shares of the company from time to time. On 30 June 2012, a total of 10 286 726 SARs, 6 909 829 PS and 518 528 RS had been allocated to participating employees.

Termination of employees’ participation in the share plan is based on “no fault” and “fault” definitions.

In the case of SARs, if employment is terminated for no fault reasons, then the value of the appreciation in all unvested and unexercised SARs is settled in shares or cash at the option of Harmony as at the date of termination of employment, after the deduction of any tax payable. The employer has no past practice of settling in cash.

In the case of PS, if employment is terminated for no fault reasons, then:

•	First the maximum number conditionally awarded is pro-rated for the period from grand date until the termination date;

•

Then this adjusted number is reduced to a third on the assumption that Harmony’s performance was a median one with one third vesting, after taking into account any portion of shares that have banked already (applicable from 2009 issue onwards);

•	And then settled in shares sold on the market for cash, and paid to the participant after the deduction of any tax payable.

In the case of RS, if employment is terminated for no fault reasons, then accelerated vesting occurs and all unvested and unexercised RS and all unvested matching PS are settled.

In all three cases, if employment is terminated for fault reasons, all unvested and unexercised SARs and all PS and RS not yet vested are lapsed and cancelled.

Number of share options relating to	SARs		PS		RS
	2012	2011	2012	2011	2012	2011
Share options granted	10,286,726	9,208,502	6,909,829	5,707,308	518,528	355,528

Exercised	876,103	186,598	1,168,255	473,002	—	—
Vested but not exercised	1,142,581	651,628	—	—	—	—
Unvested	5,191,045	6,131,192	2,701,001	3,693,583	411,686	347,883
Forfeited and lapsed	3,076,997	2,239,084	3,040,573	1,540,723	106,842	7,645

Vesting periods of unvested shares
Within one year	1,523,173	1,240,764	518,004	1,818,716	—	—
One to two years	1,415,294	1,803,284	1,068,236	613,352	270,686	—
Two to three years	1,264,446	1,635,420	1,114,761	1,261,515	141,000	347,883
Three to four years	653,460	1,078,463	—	—	—	—
Four to five years	334,672	373,261	—	—	—	—

Total number of unvested shares	5,191,045	6,131,192	2,701,001	3,693,583	411,686	347,883

	SARs		PS	RS
Activity on options granted but not yet exercised	Number of shares	Weighted average option price (SA rand)	Number of shares	Number of shares
For the year ended 30 June 2012
Balance at beginning of year	6,782,820	79.66	3,693,583	347,883
Options granted	1,078,224	104.79	1,202,521	163,000
Options exercised	(689,505)	76.72	(695,253)	—
Options forfeited and lapsed	(837,913)	81.61	(1,499,850)	(99,197)

Balance at end of year	6,333,626	83.91	2,701,001	411,686

For the year ended 30 June 2011
Balance at beginning of year	6,775,583	78.47	3,492,402	—
Options granted	1,216,480	84.81	1,345,370	355,528
Options exercised	(186,598)	70.54	(473,002)	—
Options forfeited and lapsed	(1,022,645)	79.55	(671,187)	(7,645)

Balance at end of year	6,782,820	79.66	3,693,583	347,883

List of shares granted but not yet exercised (listed by grant date)	Number of shares	Option price (SA Rand)	Remaining life (years)
As at 30 June 2012

Share appreciation rights
15 November 2006	335,787	112.64	0.4
15 November 2007	956,945	70.54	1.4
07 March 2008	46,154	102.00	1.7
05 December 2008	1,201,402	77.81	2.4
16 November 2009	1,832,958	77.28	3.4
15 November 2010	956,364	84.81	4.4
15 November 2011	1,004,016	104.79	5.4

	6,333,626
Performance shares
16 November 2009	518,004	n/a	0.4
15 November 2010	1,068,236	n/a	1.4
15 November 2011	1,114,761	n/a	2.4

	2,701,001
Restricted shares
15 November 2010	270,686	n/a	1.4
15 November 2011	141,000	n/a	2.4

	411,686

Total option granted but not yet exercised	9,446,313

	US dollar
Figures in million	2012	2011
Gain realised by participants on options traded during the year	13	4

Fair value of share options vested during the year	15	5

Share-based cost recognised	12	19

The share-based cost is calculated using the Monte Carlo simulation on the market-linked PS, Black-Scholes on the SARs and spot share on grant date for the RS. The following assumptions were applied at grant date:

	SARs	Performance shares	Restricted shares
Price at date of grant (SA Rand per share)
15 November 2006 share allocation	112.64	n/a	n/a
15 November 2007 share allocation (valuation date 21 December 2007)	68.44	n/a	n/a
15 November 2007 share allocation (valuation date 21 April 2008)	92.25	n/a	n/a
07 March 2008 share allocation	102.00	n/a	n/a
05 December 2008 share allocation (valuation date 5 December 2008)	77.81	n/a	n/a
05 December 2008 share allocation (valuation date 16 February 2009)	116.90	n/a	n/a
16 November 2009 share allocation (valuation date 27 November 2009)	81.50	n/a	n/a
16 November 2009 share allocation (valuation date 23 December 2009)	75.60	n/a	n/a
16 November 2009 share allocation (valuation date 3 May 2010)	72.14	n/a	n/a
15 November 2010 share allocation (valuation date 15 November 2010)	83.98	n/a	n/a
15 November 2011 share allocation (valuation date 15 November 2011)	113.80	n/a	n/a

Risk-free interest rate:
15 November 2006 share allocation	8.79%	9.58%	n/a
15 November 2007 share allocation (valuation date 21 December 2007)	9.84%	10.81%	n/a
15 November 2007 share allocation (valuation date 21 April 2008)	10.68%	11.71%	n/a
07 March 2008 share allocation	10.44%	11.04%	n/a
05 December 2008 share allocation (valuation date 5 December 2008)	8.43%	8.55%	n/a
05 December 2008 share allocation (valuation date 16 February 2009)	8.30%	8.18%	n/a
16 November 2009 share allocation (valuation date 27 November 2009)	8.63%	n/a	n/a
16 November 2009 share allocation (valuation date 23 December 2009)	8.57%	n/a	n/a
16 November 2009 share allocation (valuation date 3 May 2010)	n/a	7.29%	n/a
15 November 2010 share allocation (valuation date 15 November 2010)	6.70%	6.14%	n/a
15 November 2011 share allocation (valuation date 15 November 2011)	6.89%	6.30%	n/a

Expected volatility*:
15 November 2006 share allocation	26.37%	34.71%	n/a
15 November 2007 share allocation (valuation date 21 December 2007)	35.10%	46.32%	n/a
15 November 2007 share allocation (valuation date 21 April 2008)	41.72%	49.52%	n/a
07 March 2008 share allocation	54.50%	50.49%	n/a
05 December 2008 share allocation (valuation date 5 December 2008)	48.61%	56.62%	n/a
05 December 2008 share allocation (valuation date 16 February 2009)	49.03%	70.86%	n/a
16 November 2009 share allocation (valuation date 27 November 2009)	49.29%	n/a	n/a
16 November 2009 share allocation (valuation date 23 December 2009)	49.21%	n/a	n/a
16 November 2009 share allocation (valuation date 3 May 2010)	n/a	37.34%	n/a
15 November 2010 share allocation (valuation date 15 November 2010)	31.16%	31.16%	n/a
15 November 2011 share allocation (valuation date 15 November 2011)	39.13%	39.13%	n/a

Expected dividend yield:
for all allocations	0.00%	0.00%	0.00%

Vesting period (from grant date):
for all allocations	5 years	3 years	3 years

*	The volatility is measured as an annualised standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

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

For 16 November 2009 issue

The performance criteria imposed by the board, and which must be satisfied before the settlement of any PS under this award, are as follows:

•	50% of the number shares awarded are to be linked to the annual gold production of the group in relation to the targets set annually.

•	50% of the number shares awarded are linked to the group’s total shareholder return (TSR) in comparison to the South African Gold Index.

The performance criteria imposed per the Harmony 2006 Share Plan which must be satisfied before the settlement of the SARs allocation is that the group’s headline earnings per share must have grown since the allocation date by more than the CPI.

For options granted on 16 November 2009, the following fair values were used as a basis to recognise share-based payment cost:

•	For options measured on 27 November 2009, the value is R44.52 per share for SARs.

•	For options measured on 23 December 2009, the value is R39.26 for SARs.

•	For options measured on 3 May 2010, the value is R38.49 for PS.

For 15 November 2010 issue

The performance criteria imposed by the board, and which must be satisfied before the settlement of any PS under this award, are as follows:

•	50% (senior management)/70% (management) of the number shares awarded are to be linked to the annual gold production of the group in relation to the targets set annually.

•	50% (senior management)/30% (management) of the number shares awarded are linked to the group’s TSR in comparison to the South African Gold Index.

The performance criteria imposed per the Harmony 2006 Share Plan which must be satisfied before the settlement of the SARs allocation is that the group’s headline earnings per share must have grown since the allocation date by more than the CPI.

For options granted during the year, the following fair values were used as a basis to recognise share-based payment cost:

•	For options measured on 15 November 2010, the value is R32.63 per share for SARs.

•	For options measured on 15 November 2010, the value is R45.20 for PS.

•	For options measured on 15 November 2010, the value is R83.98 for RS.

For 15 November 2011 issue

The performance criteria imposed by the board, and which must be satisfied before the settlement of any PS under this award, are as follows:

•	50% (senior management)/70% (management) of the number shares awarded are to be linked to the annual gold production of the group in relation to the targets set annually.

•	50% (senior management)/30% (management) of the number shares awarded are linked to the group’s TSR in comparison to the South African Gold Index.

The performance criteria imposed per the Harmony 2006 Share Plan which must be satisfied before the settlement of the SARs allocation is that the group’s headline earnings per share must have grown since the allocation date by more than the CPI.

For options granted during the year, the following fair values were used as a basis to recognise share-based payment cost:

•	For options measured on 15 November 2011, the value is R53.92 per share for SARs.

•	For options measured on 15 November 2011, the value is R72.71 for PS.

•	For options measured on 15 November 2011, the value is R113.80 for RS.

36	Related parties

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had interest, direct or indirectly, in any transaction since 1 July 2009 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any directors and executive management of the group.

Directors and executive management remuneration.

During 2012, the executive directors received remuneration of US$3.3 million, comprising of US$1.8 million for salaries, US$0.03 million for retirement contributions, US$0.4 million for bonuses and US$1.1 million from the exercising of share options. The non-executive directors received US$0.8 million in directors’ fees. The aggregate of remuneration received by executive management was US$6.4 million (including share options exercised).

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

Andre Wilkens holds 101,303 shares in Harmony. Subsequent to year-end, Harmony shares were purchased by several of the directors:

Graham Briggs	14,347 shares
Frank Abbott	73,900 shares
Ken Dicks	12,500 shares

African Rainbow Minerals Limited (ARM) currently holds 14.7% of Harmony’s shares. Patrice Motsepe, Andre Wilkens, Joaquim Chissano and Frank Abbott are directors of ARM.

During the financial year ended 30 June 2012 Harmony sold its 40% interest in Rand Uranium. Refer to note 15.

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

Material transactions with associates and joint ventures:

	US dollar
Figures in million	2012	2011
Sales and services rendered to related parties
Associates	40	55
Joint ventures	2	1

	42	56

Purchases and services acquired from related parties
Associates	2	3

Outstanding balances due by related parties
Associates	2	22
Joint ventures	4	—

Outstanding balances due to related parties
Associates [1]	2	3

[1]	Retained from the consideration for the Pamodzi FS acquisition pending the transfer of rehabilitation trust funds.

Interest amounting to US$0.3 million was accrued on the subordinated loan to Rand Uranium during 2012 (2011: US$0.7 million). Refer to note 25 for detail on the items relating to the loans to associates and provisions raised against these loans.

37	Commitments and contingencies

(i)	Commitments and guarantees

	US dollar
Figures in million	2012	2011
Capital expenditure commitments
Contracts for capital expenditure	39	22
Share of joint venture’s contract for capital expenditure	24	6
Authorised by the directors but not contracted for	275	222

Total capital commitments	338	250

This expenditure will be financed from existing resources and where appropriate, borrowings.

The group is contractually obliged to make the following payments in respect of operating leases, including for land and buildings, and for mineral tenement leases:

	US dollar
Figures in million	2012	2011
Within one year	12	8
Between one year and five years	6	8

Total commitments for operating leases	18	16

This includes US$16.5 million (2011: US$14.4 million) for the MMJV. For details on the group’s finance leases, refer to note 31.

	US dollar
Figures in million	2012	2011
Guarantees
Guarantees and suretyships	4	4
Environmental guarantees [1]	47	55

	51	59

[1]	At 30 June 2012, US$3.8 million (2011: US$3.8 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 19.

(ii)	Contingent liabilities

The following contingent liabilities have been identified:

(a)	On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it had been named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depository Receipts (ADRs) and options with regard to certain of its business practices. Harmony retained legal counsel.

The company reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court’s order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the appeal has been finalised.

(b)	The Supreme Court of Appeal’s decision on Freegold’s appeal regarding the South African Revenue Service’s (SARS) application of mining tax ring-fencing was received on 1 October 2012 and the Court found in favour of SARS. The judgement on 1 October 2012, an adjusting post-balance sheet event, resulted in additional income taxes payable of US$12.1 million being recognised. This was offset by the impact of additional allowances on unredeemed capital which resulted in deferred tax credits of US$19.8 million.

(c)	The case of Mr Thembekile Mankayi v AngloGold Ashanti Limited (AGA) regarding litigation in terms of the Occupational Diseases in Mines and Works Act (ODIMWA) was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AGA. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The judgement allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. Should anyone bring similar claims against Harmony in future, those claimants would need to provide that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case.

On 23 August 2012, Harmony and all its subsidiaries have been served with court papers entailing an application by three of its former employees requesting the South Gauteng High Court to certify a class action. In essence, the applicants want the court to declare them as representing a class of people for purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony. Harmony has subsequently retained legal counsel in this regard and on 5 September 2012, Harmony served and filed its notice of intention to oppose the application as it is of the view that the applicants cannot form part of a class as according to their own averments worked at different operations. At this stage and in the absence of a court decision on this matter it is uncertain as to whether the company will incur any costs related to silicosis claims in the near future. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

(d)	On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued atUS$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint venture partners.

(e)	The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. The ultimate outcome of the matter cannot presently be determined and no provision for any liability that may result has been made in the financial statements. Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, that is where they become estimable and probable it could have material impact on the financial statements of the group.

(f)	Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a Regional Mine Closure Strategy. Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels have been obviated at Evander, the entire Free State region and Kalgold. Therefore there is no potential contingency arising from these operations. At Kusasalethu and Doornkop preliminary investigations suggest a possibility of a marginal decant at the end of life. Harmony will now undertake further studies through the regional fora and catchment management fora due to the interconnectedness in the basins. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for these operations.

(g)	In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of US$9.1 million of potential claims. Rand Uranium is therefore liable of all claims up to US$9.1 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

38	Subsequent events

(a)	On 13 August 2012 the board approved a payment of dividend of 50 SA cents per share for the year ended 30 June 2012. Payment of the dividend took place on 17 September 2012.

(b)	Refer to note 37(ii)(c) for developments in the contingent liability for silicosis.

(c)	The company issued 3.5 million shares to the Tlhakanelo Share Trust in August 2012 of which 3,409,150 shares has been allocated to participants. In terms of the awards all employees other than management received 100 Entitlement Shares and 200 Share Appreciation Rights (SARs). For employees with service in excess of 10 years the allocation was increased by 10 percent. Both the Entitlement Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date. As the awards were only made after year-end, no share-based cost is reflected in the 2012 financial year.

(d)	Refer to note 37(ii)(b) for details on the post-balance sheet date event relating to the Freegold court case.

39	Segment report

The group has only one product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts managed by a single general manager and management team.

Previously Target was assessed as a single reportable segment because it had one general manager. In August 2012 a general manager was appointed for each of the Target 1 and Target 3 operations. The comparatives for the two shafts have been re-presented as a result.

The Virginia segment comprised of several shafts, which were placed on care and maintenance during 2010 and 2011, with the exception of Unisel. The comparative information includes the results of these shafts until October 2010, which was when Merriespruit 1 was placed on care and maintenance.

After applying the quantitative thresholds from IFRS 8, the reportable segments were determined as:

Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target 1, Target 3, Tshepong, Virginia, Hidden Valley and Evander (classified as held for sale and discontinued operation). All other operating segments have been grouped together under all other surface operations, under their classification as either continuing or discontinued.

When assessing profitability, the chief operating decision-maker (CODM) considers the revenue and production costs of each segment. The net of these amounts is the operating profit or loss. Therefore, operating profit has been disclosed in the segment report as the measure of profit or loss.

The CODM does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report. However the CODM does consider capital expenditure which has been disclosed.

The CODM does not review the segment assets and therefore no disclosure is made in this regard.

A reconciliation of the segment totals to the group financial statements has been included in note 40.

39	Segment report

(US Dollar/Imperial)

	Revenue			Production cost			Production profit/(loss)			Capital expenditure [1]			Ounces produced *			Tons milled *
	30 June			30 June			30 June			30 June			30 June			30 June
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	US$ million			US$ million			US$ million			US$ million			oz			t’000
Continuing operations
South Africa
Underground
Bambanani	71	132	147	77	118	98	(6)	14	49	34	46	28	44,174	98,092	133,007	217	470	582
Doornkop	165	112	68	111	86	54	54	26	14	38	42	45	98,863	80,763	62,694	1,023	792	595
Joel	145	65	69	73	60	50	72	5	19	11	11	10	85,618	46,586	64,495	614	448	484
Kusasalethu	299	254	184	185	189	144	114	65	40	53	54	57	181,105	180,334	175,029	1,320	1,212	1,141
Masimong	174	190	168	109	108	93	65	82	75	27	26	23	103,526	137,605	155,609	1,029	957	991
Phakisa	137	79	50	103	68	43	34	11	7	39	53	64	81,695	56,649	44,079	575	427	374
Target 1	196	140	116	110	103	88	86	37	28	33	42	42	116,708	102,111	110,020	869	805	857
Target 3	61	14	—	55	14	—	6	—	—	12	21	9	36,106	25,881	3,762	348	83	—
Tshepong	286	287	241	164	168	151	122	119	90	37	39	35	169,980	207,950	216,986	1,359	1,481	1,674
Virginia	86	98	187	64	80	177	22	18	10	9	11	24	51,216	71,149	170,013	434	636	1,826
Surface
All other surface operations	183	148	111	115	121	79	68	27	32	20	21	11	108,412	107,962	102,978	10,281	11,181	9,754

Total South Africa	1,803	1,519	1,341	1,166	1,115	977	637	404	364	313	366	348	1,077,403	1,115,082	1,238,672	18,069	18,492	18,278

International
Hidden Valley	150	140	10	110	103	8	40	37	2	38	42	71	88,800	100,246	61,173	1,948	1,852	335
Other	—	—	—	—	—	—	—	—	—	40	—	—	—	—	—	—	—	—

Total international	150	140	10	110	103	8	40	37	2	78	42	71	88,800	100,246	61,173	1,948	1,852	335

Total continuing operations	1,953	1,659	1,351	1,276	1,218	985	677	441	366	391	408	419	1,166,203	1,215,328	1,299,845	20,017	20,344	18,613

Discontinued operations
Evander	181	122	138	99	95	118	82	27	20	23	28	23	108,317	87,900	128,700	704	916	1,192

Total discontinued operations	181	122	138	99	95	118	82	27	20	23	28	23	108,317	87,900	128,700	704	916	1,192

Total operations	2,134	1,781	1,489	1,375	1,313	1,103	759	468	386	414	436	442	1,274,520	1,303,228	1,428,545	20,721	21,260	19,805

Reconciliation of the segment information to the consolidated income statements (refer to note 15)	(181)	(122)	(138)	(99)	(95)	(118)

	1,953	1,659	1,351	1,276	1,218	985

[1]	Excludes non-operational capital expenditure for 2011 relating to PNG of US$8 million and exploration capitilised of US$6 million.
*	Production statistics are unaudited.

40	Reconciliation of segment information to consolidated income statements

	US Dollar
	2012	2011	2010
Revenue from:
Discontinued operations	181	122	138

Production costs from:
Discontinued operations	99	95	118

Reconciliation of production profit to consolidated profit before taxation and discontinued operations
Total segment revenue	2,134	1,781	1,489
Total segment production costs	(1,375)	(1,313)	(1,103)

Production profit	759	468	386
Less discontinued operations	(82)	(27)	(20)

	677	441	366
Cost of sales items other than production costs	(285)	(315)	(243)

Amortisation and depreciation of mining assets	(242)	(220)	(160)
Amortisation and depreciation of other than mining and mining related assets	(5)	(10)	(6)
Rehabilitation credit/(expenditure)	2	(6)	(1)
Care and maintenance cost of restructured shafts	(11)	(17)	(7)
Employment termination and restructuring costs	(10)	(20)	(12)
Share-based payments	(11)	(18)	(17)
Reversal of impairment/(impairment) of assets	7	(39)	(34)
Other	(15)	15	(6)

Gross profit	392	126	123
Corporate, administration and other expenditure	(45)	(46)	(44)
Social investment expenditure	(9)	(12)	(11)
Exploration expenditure	(64)	(46)	(27)
Profit on sale of property, plant and equipment	8	4	14
Other expenses – net	(6)	(3)	(8)

Operating profit	276	23	47
Loss from associate	—	(7)	7
Reversal of impairment/(impairment) of investment in associate	7	(20)	—
Impairment of investments	(19)	—	—
Loss on sale of investment in subsidiary	—	—	(3)
Net gain on financial instruments	11	18	5
Gain on farm-in option	—	38	—
Investment income	12	19	23
Finance costs	(37)	(38)	(30)

Profit before taxation and discontinued operations	250	33	49