Form 20-F
period 2013-06-30
HARMONY GOLD MINING CO LTD
filed 2013-10-25
CIK 1023514

As filed with the Securities and Exchange Commission on October 25, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

435,289,890 ordinary shares, with nominal value of Rand 50 cents per share

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

We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated: (i) balance sheet items at the closing rate as reported by Reuters on the last business day of the period (R9.98 per US$1.00 as at June 30, 2013 and R8.21 per US$1.00 as at June 30, 2012), (ii) acquisitions, disposals and specific items such as impairments at the rate prevailing at the dates applicable to such transactions and (iii) income statement items at the average rate for the year (R8.82 per US$1.00 for fiscal 2013, R7.77 per US$1.00 for fiscal 2012 and R6.99 per US$1.00 for fiscal 2011). Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013). Capital expenditures for fiscal 2014 have been translated at the rates used for balance sheet items at June 30, 2013. By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3. “Key Information — Exchange Rates”.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims” “intends” “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue” or similar expressions or the negative thereof. In particular, among other statements, certain statements in Item 4. “Information on the Company,” Item 5. “Operating

and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk” are forward-looking in nature. Statements in this annual report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended.

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

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. Prior to fiscal year ended June 30, 2008, our annual financial statements (translated into US dollars) were prepared and filed with the SEC in accordance with US GAAP. On December 21, 2007, the SEC adopted rules allowing foreign private issuers that file Annual Reports on Form 20-F to file financial statements with the SEC in accordance with IFRS without reconciliation to US GAAP. As per these rules, we have included in this annual report our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS, including our audited consolidated financial statements as of June 30, 2013 and 2012 and for each of the years in the three years ended June 30, 2013 and the related notes, which appear elsewhere in this annual report. The historical consolidated financial data at June 30, 2011, 2010 and 2009, and for each of the years in the two years ended June 30, 2010, have been adjusted for discontinued operations (discussed below).

Discontinued operations for the periods below include the Evander operations in South Africa, as well as our Mount Magnet operations in Australia. The assets and liabilities of the Evander operation were classified as held for sale in fiscal 2012 following the signing of a sale of shares and claims agreement with Pan African Resources plc (“Pan African”). The results of this operation have been presented as a discontinued operation. In fiscal 2010, Australia’s Mount Magnet operations were classified as held for sale and the results of the Mount Magnet operation presented as discontinued operations when an agreement for its disposal to Ramelius Resources Limited (“Ramelius”) was concluded. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations. See note 14 of the consolidated financial statements and Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Discontinued operations —Evander “.

	Fiscal year ended June 30,
	2013	2012	2011	2010	2009
	($ in millions, except per share amounts and cash operating costs per ounce)
Income Statement Data

Revenue	1,803	1,953	1,659	1,351	1,105

(Impairment)/reversal of impairment of assets	(274)	7	(39)	34	38

Operating (loss)/profit	(195)	276	23	47	221

(Loss)/profit from associates	—	—	(7)	7	1

(Loss)/profit from continuing operations before taxation	(193)	250	33	49	222

Taxation	(69)	16	55	(30)	(44)

(Loss)/profit from continuing operations	(262)	266	88	19	178

Profit/(loss) from discontinued operations	36	75	(2)	(43)	133

Net (loss)/profit	(226)	341	86	(24)	311

Basic (loss)/earnings per share from continuing operations (US cents)	(61)	61	21	4	43

Diluted (loss)/earnings per share from continuing operations (US cents)	(61)	61	21	4	42

Basic (loss)/earnings per share (US cents)	(53)	79	20	(6)	75

Diluted (loss)/earnings per share (US cents)	(53)	79	20	(6)	74

Weighted average number of shares used in the computation of basic (loss)/earnings per share	431,880,814	430,817,682	429,310,123	426,381,581	414,120,732

Weighted average number of shares used in the computation of diluted (loss)/earnings per share	432,716,622	432,022,229	430,420,068	427,846,547	415,962,899

Dividends per share (US cents)(1)	12	14	7	6	—

Dividends per share (SA cents)(1)	100	100	50	50	—

Other Financial Data

Cash operating cost per ounce of gold from continuing operations ($/oz)(2)	1,154	1,100	1,004	788	586

Total cash operating cost per ounce of gold ($/oz)(2)	1,144	1,085	1,009	801	586

Balance Sheet Data

Assets

Property, plant and equipment	3,287	4,003	4,607	3,874	3,614

Assets of disposal groups classified as held for sale	—	174	40	32	—

Total assets	4,230	5,263	5,880	5,141	4,925

Net assets	3,238	4,152	4,450	3,828	3,824

Equity and liabilities

Share capital	4,035	4,036	4,033	4,027	4,004

Total equity	3,238	4,152	4,450	3,828	3,824

Borrowings (current and non-current)	254	221	230	156	47

Liabilities of disposal groups held for sale	—	46	2	18	—

Other liabilities	738	844	1,198	1,139	1,054

Total equity and liabilities	4,230	5,263	5,880	5,141	4,925

(1)	Dividends per share relates to the dividends recorded and paid during the fiscal year.
(2)	Cash operating costs is a non-GAAP measure. We calculate cash operating costs per ounce by dividing total cash operating costs by gold produced which therefore excludes the effect of the movement in the gold inventory from the cash operating cost amount. Cash operating costs, include mine production costs, transport and refinery costs, applicable general and administrative costs, ongoing environmental rehabilitation costs as well as transfers to and from deferred stripping and costs associated with royalties. Employee termination costs are included; however, employee termination costs associated with major restructuring and shaft closures are excluded. Cash operating costs have been calculated on a consistent basis for all periods presented. Changes in cash operating costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar. Because cash operating costs is a non-GAAP measure, it should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash operating costs and cash operating cost per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that cash operating costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of the cash generating capacities of the mining operations, (2) the trends in cash operating costs as the company’s operations mature, (3) a measure of a company’s performance, by comparison of cash operating costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of non-GAAP measures”.

EXCHANGE RATES

Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (R9.98 per US$1.00 as at June 30, 2013), except for acquisitions, disposals and specific items such as impairments that are converted at the exchange rate prevailing on the dates of the transactions and income statement item amounts that are translated from Rand to US dollars at the average exchange rate for the period (R8.82 per US$1.00 for fiscal 2013). During the year, the Rand/dollar closing exchange rate ranged between R8.06 and R10.17 per US$1.00. Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013).

As of October 18, 2013, the exchange rate per US$1.00 was R9.74.(1)

The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. The exchange rates are sourced from Reuters, being the closing rate at period end.

Fiscal Year Ended June 30,	Average(2)	Period End(1)
2009	9.00	7.72
2010	7.58	7.63
2011	6.99	6.78
2012	7.77	8.21
2013	8.82	9.98

Month of	High	Low
May 2013	10.12	8.90
June 2013	10.17	9.78
July 2013	10.16	9.63
August 2013	10.40	9.79
September 2013	10.29	9.57
October 2013 (through October 18, 2013)	10.07	9.74

(1)	Based on the interbank rate as reported by Reuters.
(2)	The daily average of the closing rate during the relevant period as reported by Reuters.

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

Substantially all Harmony’s revenues come from the sale of gold. Although the gold price has increased over the last number of years, historically, the market price for gold has fluctuated widely and been affected by numerous factors, over which Harmony has no control, including:

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

In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty on global economic conditions has impacted the price of gold significantly in fiscal 2013 and may continue to do so in the future.

The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for the past ten years:

Annual gold price: 2003 – 2013

	Price per ounce (US$)
Calendar year	High	Low	Average
2003	416	320	363
2004	454	375	410
2005	537	411	445
2006	725	525	604
2007	841	608	695
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013 (year to October 18, 2013)	1,694	1,192	1,445

On October 18, 2013, the afternoon fixing price of gold on the London bullion market was US$1,317/oz.

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

Harmony’s average cash cost per ounce of gold produced from continuing operations was US$1,154 in fiscal 2013, US$1,100 in fiscal 2012 and US$1,004 in fiscal 2011.

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

The mineral reserve estimates in this annual report are estimates of the mill-delivered quantity and grade of gold in Harmony’s deposits and stockpiles. They represent the amount of gold that Harmony believes can be mined, processed and sold at prices sufficient to recover its estimated future cash costs of production, remaining investment and anticipated additional capital expenditures. Harmony’s mineral reserves are estimated based on a number of factors, which have been stated in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”) and the Australian Code for the Reporting of Mineral Resources and Mineral Reserves (“JORC”), SEC Industry Guide 7 and Sarbanes-Oxley. Calculations of Harmony’s mineral reserves are based on estimates of:

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

A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our results, financial condition and prospects.

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

Harmony currently maintains a range of focused exploration programs, concentrating on areas not too distant from its operational mines, as well as a number of prospective known gold mineralized regions around the world. During fiscal 2012 and fiscal 2013, the bulk of exploration expenditure was allocated to activities in Papua New Guinea (“PNG”) and South Africa. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.

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

As a result of Eskom’s planned capital expansion program to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by the National Energy Regulator South Africa (“NERSA”). The first increase was implemented on 1 April 2013. The South African Government is planning to implement a carbon tax with effect from 2015 and whilst details on the determination of quantum is not available, increases will have a negative impact on our results of operations going forward.

PNG has limited power generation and distribution capacity. This capacity is increasing but, currently, Harmony mines and projects still partially rely on our own diesel-generated power. The cost of this power will fluctuate with changes in the oil price and water restrictions may further increase such costs.

Also, see Item 5. “Operating and Financial Review and Prospects — Electricity in South Africa.”

We may experience problems in identifying, financing and managing new acquisitions and integrating them with our existing operations.

Acquiring new gold mining operations involves a number of risks including:

•	our ability to identify appropriate assets for acquisition and/or to negotiate acquisitions on favorable terms;

•	obtaining the financing necessary to complete future acquisitions;

•	difficulties in assimilating the operations of the acquired business;

•	difficulties in maintaining our financial and strategic focus while integrating the acquired business;

•	problems in implementing uniform standards, controls, procedures and policies;

•	increasing pressures on existing management to oversee a rapidly expanding company; and

•	to the extent we acquire mining operations outside South Africa, Australasia or PNG, encountering difficulties relating to operating in countries in which we have not previously operated.

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

As at June 30, 2013, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to property, plant and equipment and other assets were recorded in fiscal 2013 and if any one or a combination of these uncertainties should occur, management may be required to recognize further impairment charges, which could affect Harmony’s financial results and condition. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Estimates – Impairment of Property, Plant and Equipment.”

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

The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or fall-of-ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	mining of pillars;

•	processing plant fire and explosion;

•	critical equipment failures;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.

Hazards associated with opencast mining (also known as open-pit mining) include:

•	flooding of the open-pit;

•	collapse of open-pit walls;

•	processing plant fire and explosion;

•	accidents associated with operating large open-pit and rock transportation equipment; and

•	accidents associated with preparing and igniting of large-scale open-pit blasting operations.

Hazards associated with waste-rock mining include:

•	accidents associated with operating a waste dump and rock transportation;

•	production disruptions caused by weather;

•	processing plant fire and explosion; and

•	critical equipment failures.

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

Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before decreasing within the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2012 and fiscal 2013, inflation was 5.5%. However, working costs, especially wages, have increased in recent years, resulting in significant cost pressures for the mining industry. In addition, electricity prices rose by 25% in fiscal 2010 and fiscal 2011, and 16% in fiscal 2012. A further average annual increase of 9.6% was affected in fiscal 2013. This will have a negative effect on the profitability of our operations.

The inflation rate in PNG has remained relatively flat in recent years at around 7% but ended fiscal 2011 at 9.6% and 2012 at 6.9%. The annualized inflation stood at 7.5% at the end of fiscal 2013.

Harmony’s profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of gold.

The socio-economic framework in the regions in which Harmony operates may have an adverse effect on its operations and profits.

Harmony has operations in South Africa and PNG. As a result, changes or instability to the economic or political environment in any of these countries or in neighboring countries could affect an investment in Harmony. These risks could include terrorism, civil unrest, nationalization, renegotiation or nullification of existing contracts, leases, permits or other agreements, restrictions on repatriation of earnings or capital and changes in laws and policy, as well as other unforeseeable risks.

In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The policies and legislation being reviewed are the Mining Act 1992, Mining Safety Act 1997, Mineral Policy and sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy.

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

Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. During fiscal 2013, Harmony’s Kusasalethu operation was severely affected by unlawful strike action, which had a significant impact on our financial results. We are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Kusasalethu” and Item 8. “Financial Information – Recent developments”.

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

The Occupational Diseases in Mines and Works Act 78 of 1973 (“ODIMWA”) governs the payment of compensation and medical costs for certain illnesses contracted by people employed in mines or at sites where activities ancillary to mining are conducted. The principles of compensation under ODIMWA are currently being tested in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case as well as class actions and other cases filed against the biggest three gold mining companies in South Africa, including Harmony. Please see Item 8. “Financial Information — Legal Proceedings” for further information. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation. Should Harmony be unsuccessful in defending any claims that may be lodged, it would have an adverse impact on the Company’s financial condition.

Laws governing mineral rights affect our business.

Our operations in South Africa and PNG are subject to legislation regulating mineral rights and mining those rights. In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) (“MPRDA”) and in PNG by the Mining Act of 1992 (PNG). See Item 4. “Information on the Company — Regulation — South Africa” for a description of the principal objectives set out in the MPRDA.

A draft Mineral and Petroleum Resources Development Amendment Bill, 2012 was published in December 2012 for comment. As a result of the uncertainties surrounding the bill, many changes are expected and we cannot yet determine the full impact that the draft bill may have on our business.

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

Following a review of progress made by the mining industry after five years of implementing the provisions of the Mining Charter, the Department of Mineral Resources (“DMR”) released the Revised Mining Charter on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a minimum of 26% HDSA ownership of mining assets by 2014 has been retained. Amendments in the Revised Mining Charter include, inter alia, the requirement by mining companies to:

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

All these targets must be achieved by calendar 2014.

See Item 6. “Directors, Senior Management and Employees – Employees – South Africa – HDSAs in management” and Item 6. “Directors, Senior Management and Employees – Employees – South Africa – Women in mining”.

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

The MPRDA also makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008) (the “MPRRA”). The MPRRA provides for the payment of a royalty according to a formula based on gross sales and EBIT, as defined under the MPRRA, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For fiscal 2013, the average royalty rate for our South African operations was 1.34% of gross sales.

Mineral rights in PNG are controlled by the government of PNG which initially awards exploration licences but retains a statutory right to obtain a participating interest of up to 30% in mining development projects at historical cost. The government then administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production. The types of tenements issued include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement.

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

The MPRDA, certain other environmental legislation and the administrative policies of the South African government regulate the impact of the Company’s prospecting and mining operations on the environment. On the suspension, cancellation, termination or lapsing of a prospecting permit or mining authorization, Harmony will remain liable for compliance with the provisions of various relevant regulations, including any rehabilitation obligations until a closure certificate is issued by the DMR. This liability will continue until the appropriate authorities have certified that the Company has complied with such provisions.

Estimates of ultimate closure and rehabilitation costs are significant and based principally on current legal and regulatory requirements that may change materially. Environmental provisions are accrued when they become known, probable and can be reasonably estimated based on industry good practice. In future, Harmony may incur significant costs for compliance with increasingly stringent requirements being imposed under new legislation. This may include the need to increase and accelerate expenditure on environmental rehabilitation and to alter environmental provisions, which could have a material effect on its results and financial condition. Harmony may also face increased environmental costs should other mines in the vicinity fail to meet their obligations on pumping or treatment of water.

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

In line with this aim, the country’s key carbon-emitting sectors, including energy and transport, have until 2015 to finalize ‘carbon budgets’ and appropriate strategies to support these targets. Adopting a carbon budget model reflects government’s acceptance of the relative energy and carbon intensity of the economy and the need to create the setting required for industries to make the transition to a more carbon-constrained environment.

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

In February 2013, the South African finance minister announced that a carbon tax would be implemented in the 2015 financial year. The proposal is to implement the tax at a fairly low level, and define a rising price path over time – at this stage, a carbon tax of US$16/t (South African R120/t) of CO2e for 40% of scope 1 emissions is expected in 2015, increasing annually by 10% during the first phase (January 1, 2015 to December 31, 2019) followed by Phase 2 of another five years. The South African National Treasury issued an updated policy paper during May 2013 which provided an opportunity to comment up to August 2, 2013. Draft legislation is expected later in 2013 for implementation from January 1, 2015.

The South African National Treasury has established a working group comprising a number of different industries to evaluate the impact of this proposed tax on the different sectors of industry. Harmony is participating in this initiative through the Chamber of Mines.

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

The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to 14% of Harmony’s operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 - 0.035 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.

See Item 4. “Information on the Company — Regulation — Environmental Matters” for disclosure regarding our GHG emissions.

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

Harmony has initiated analytical assessments to identify, quantify and mitigate impacts, should they arise. Numerous scientific, technical and legal studies are under way to assist in determining the magnitude of possible contamination of groundwater and to find sustainable remediation solutions. Geohydrological studies were undertaken in the Free State and Kalgold operations and the modelling confirms that there is no risk of acid mine drainage (“AMD”) decant from any of these sites. Harmony has instituted processes to reduce possible future potential seepage and it has been demonstrated that monitored natural attenuation by the existing environment will contribute to improvement in some instance. The ultimate outcome of the matter cannot presently be determined and no provision for any potential liability has been made in the financial statements. Should these costs be significant, this could have a material impact on Harmony’s operational results and financial condition.

See Item 4. “Information on the Company – Regulation – Environmental Matters — Environmental performance – Use of resources – Water”.

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

In terms of Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15. “Disclosure Controls and Procedures” for management assessment as of June 30, 2013. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.

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

As we have a significant number of outstanding share options, our ordinary shares are subject to dilution.

We have several employee share option schemes in operation. The employee share option schemes came into effect in 2003 and 2006, while awards under an employee share ownership plan (“ESOP”) governed by a trust called the Tlhakanelo Employee Share Trust (“Tlhakanelo Trust”) for employees other than management were made in August 2012 and March 2013. Shares were issued to the trust on August 31, 2012. Our shareholders have authorized up to 60,011,669 of the issued share capital to be used for these plans. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through share schemes.

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

In addition, Harmony’s foreign shareholders face investment risk from currency exchange rate fluctuations affecting the market value of any dividends or distributions paid by the company.

Our jointly-controlled assets may not comply with our standards

Harmony does not have full management control over some of its assets which are controlled and managed by joint venture partnerships. Management of such assets may not comply with our management and operating standards, controls and procedures. Failure to adopt equivalent standards, controls and procedures could lead to higher costs and reduced production, which could adversely affect our results and reputation.

Breaches in our information technology security processes may adversely impact the conduct of our business activities

Harmony maintains global information technology (“IT”) and communication networks and applications to support our business activities. Our extensive IT infrastructure and network may experience service outages that may adversely impact the conduct of our business activities. IT security processes protecting these systems are in place and subject to regular monitoring and assessment. These security processes may not prevent future malicious action or fraud by individuals, groups or organizations resulting in the corruption of operating systems, theft of commercially sensitive data, including commercial price outlooks, mergers and acquisitions and divestment transactions, misappropriation of funds and disruptions to our business operations.

Item 4.	INFORMATION ON THE COMPANY

BUSINESS

History and Development of the Company

Harmony is a gold-mining and exploration company with operations in South Africa and PNG, one of the world’s premier new gold regions. Established over six decades ago, we are one of the largest gold mining companies in the world and the third-largest gold producer in South Africa. Harmony has 11 underground mines, one open-pit mine and several surface operations, mostly in South Africa’s world-renowned Witwatersrand Basin, as well as in the Kraaipan Greenstone Belt. In PNG, Harmony has a 50% joint venture with Newcrest Mining Limited in the Hidden Valley open-pit gold and silver mine, the Wafi-Golpu project, and extensive exploration tenements. Harmony’s own (100%-owned) exploration portfolio focuses principally on highly-prospective areas in PNG.

Our gold sales were 1.2 million ounces of gold in fiscal 2013. As at June 30, 2013, our mining operations reported total proved and probable reserves of 51.5 million ounces (including gold equivalent ounces), primarily from South African sources. In fiscal 2013, we processed 20.7 million tons of ore.

In fiscal 2013, 93% of our total gold production took place in South Africa. In fiscal 2013, approximately 90% of our gold came from our South African underground mines, and approximately 10% came from our South African surface operations (which include the Kalgold opencast operation and the Phoenix operation). For more detailed information about our activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, see Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum of Incorporation”.

The majority of our exploration and evaluation done during fiscal 2013 has been focused on PNG. Our PNG exploration and evaluation opportunities are managed through the international office in Brisbane, Australia. Exploration in South Africa focused on Freddies 9, Masimong and Kalgold.

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

Business overview

South African Operations

In South Africa, we operate a total of 11 underground operations, several surface operations including an opencast mine, and eight processing plants which are all located in the currently known goldfields in the Witwatersrand basin of South Africa as well as the Kraaipan Greenstone Belt. These operations produced approximately 1.052 million ounces in fiscal 2013, and South Africa represented approximately 58% (or 29.8 million ounces) of our total proved and probable reserves. The deep level gold mines are located in three provinces in this basin, being the Free State Province, the North-West Province and the West Rand Goldfields in Gauteng Province. Surface operations are located in all these provinces.

Ore from the shafts and surface material are treated at eight metallurgical plants in South Africa, located near the operations (five in the Free State Province, two in the North West Province and one in Gauteng). We are currently demolishing three plants in the Free State — the Virginia plant’s demolishment is near completion (vegetation of the area for the rehabilitation needs to commence), while the rehabilitation process at Steyn plant and St Helena plant is progressing well and will continue during fiscal 2014.

Each operation, consisting anywhere from a single shaft to a group of shafts or open-pit mine, is managed by a team headed up by a general manager. See “— Harmony’s Management Structure” below.

Operations are classified as “Underground” or “Surface” with the reportable segments per IFRS in South Africa being as follows:

•	Bambanani (includes Steyn 2 shaft), Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target 1, Target 3, Tshepong and the Unisel operations (the Evander operation has been disclosed under discontinued operations); and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Surface”.

On March 20, 2013, Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose 30% of Phoenix to BEE shareholders, which includes a free-carry allocation of 5% to a community trust that has been created and is currently controlled by Harmony. The transaction closed on June 25, 2013, following the fulfilment of the last condition precedent. In terms of the agreements, Phoenix was transferred to a newly incorporated subsidiary (“PhoenixCo”).

The awards to the BEE partners have been accounted for as in-substance options as the BEE partners will only share in the upside, and not the downside, of their equity interest in PhoenixCo until the date on which the financing provided by Harmony is fully repaid. On this date, the options will be exercised. The award of the options to the BEE partners is accounted for as an equity-settled share-based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of US$2.3 million has been expensed on the grant date, June 25, 2013.

International Operations

Our interests internationally are currently located in PNG and represent 42% (or 21.7 million gold equivalent ounces) of our total proved and probable reserves as at June 30, 2013.

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

In August 2008, Newcrest Mining Limited (“Newcrest”) acquired a 30.01% interest in our assets and tenements in the Morobe Province through the MMJV. By the end of fiscal 2009, Newcrest had earned an additional 19.99% in terms of the farm-in agreement, resulting in Newcrest and us each owning a 50% interest in the MMJV. Through the MMJV, we operate the Hidden Valley mine. The pre-feasibility study (“PFS”) at Wafi-Golpu which commenced during fiscal 2011 has been completed and the results released in August 2012. Further work is currently being performed to optimize the PFS business case in light of changes to long-term commodity prices and changes in investor expectations. We also have exploration projects that are wholly-owned, held through Harmony Gold (PNG) Exploration Limited (“HGEL”). We are continuing with exploration at three key project sites, being Mount Hagen, Amanab and Tari.

Strategy

Our strategy is to build a globally competitive gold mining company known for growing profits and paying dividends, and backed by experienced teams with strong values that are committed to deliver. To achieve this, we are focused on optimizing operational delivery, increasing margins and sharing the rewards.

We have invested significant capital in developing and commissioning gold mining assets in South Africa. Harmony has undertaken a number of strategic initiatives in recent years with the aim of achieving robust and sustainable financial results, with better controlled cash costs and improved grade.

Each year, each element of Harmony’s strategy is divided into its constituent components. The required actions are documented and monitored at board level throughout the year and the overall strategy is assessed and refined in July.

Short-term strategic goals live within a framework of non-negotiable values and long-term targets, including:

•	safety and health – overriding imperative;

•	maximizing revenue

•	risk mitigation;

•	reducing costs and improving productivity;

•	conservative business planning;

•	managing impacts of the external environment;

•	improving productivity in South Africa;

•	retain balance sheet strength; and

•	allocation of capital – sustaining and growth.

We have concluded several strategic transactions within and outside South Africa in the last three fiscal years, which are summarized below.

Principal Investments

During fiscal 2013, Harmony purchased additional shares in Rand Refinery (Proprietary) Limited (“Rand Refinery”) in three tranches totaling US$9 million, taking the Group’s interest to just more than 10%. This investment has been accounted for as an investment in associate as Harmony can appoint a director to the board.

During fiscal 2012, we acquired a Tari tenement in PNG. This project comprises 31% of the tenement area that Harmony currently holds on its own in PNG, outside of the MMJV.

Disposals

On February 28, 2013, the conditions precedent for the sale of Harmony’s 100% interest in Evander Gold Mines Limited (“Evander”) to Pan African were fulfilled and the transaction was completed. Prior to completion of the transaction, Harmony received a distribution of US$23 million from Evander. The final purchase consideration amounted to US$144 million.

On January 6, 2012 Harmony disposed of its 40% investment in Rand Uranium (Proprietary) Limited (“Rand Uranium”) to Gold One International Limited (“Gold One”) for a consideration of US$38 million. The investment in Rand Uranium had been accounted for as an investment in associate.

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

We conduct exploration activities on our own or with joint venture partners. As at June 30, 2013, our prospecting interest measured 67,517 hectares (166,834 acres) in South Africa and 786,686, hectares (1,943,943acres) in PNG. We spent US$76 million on exploration in PNG and South Africa in fiscal 2013. In fiscal 2014, we intend to continue with exploration in PNG and South Africa. See Item 4 – “Information on the Company – Business – International Mining Operations – Exploration in PNG”.

Mining

The mining process can be divided into two main phases: (i) accessing the orebody; and (ii) mining the orebody. This basic process applies to both underground and surface operations.

•	Accessing the orebody

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

•	Mining the orebody

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

Processing

We currently have eight operational metallurgical plants in South Africa. We also have a metallurgical plant at the Hidden Valley project in PNG. The principal gold extraction processes we use are carbon in leach, or CIL, and carbon in pulp, or CIP.

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

In most of our metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the CIL or CIP processes. The gold on the carbon is extracted into a solution using an elution process. The gold in solution is then either precipitated using zinc precipitation (only taking place at one of our plants) or it is plated onto the cathodes (electrowinning). Rough gold bars (“dore”) are produced from smelting the zinc or cathode sludge. Cathode sludge or dore bars produced are currently sent directly to the Rand Refinery, which is responsible for refining the bars and/or cathode sludge to a minimum good delivery status. Most of the South African plants no longer use smelting to produce dore. Our one South African zinc precipitation plant continues to smelt precipitate to produce rough gold bars.

All the production from our South African operations is sent to the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. Harmony holds 10.38% of Rand Refinery. The PNG gold production is refined in Australia at an independent refiner, The Perth Mint Australia.

Harmony’s Management Structure

We have a de-centralized management structure that is based on small, empowered management teams led by General Managers at each of our operations. In South Africa, the General Managers report to the Operating Officers, and are responsible for business optimization, mineral reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations. The Operating Officers, in turn, report to the Chief Operating Officer. The General Managers are supported by a Mineral Reserve Manager, a Financial Manager, a Human Resources Manager and an Engineer Manager in ensuring the growth and long-term sustainability of the operations.

The Morobe Mining Joint Venture consists of three unincorporated joint ventures (Hidden Valley Mine Joint Venture (“HVMJV”), Wafi-Golpu Mine Joint Venture (“WGMJV”) and Morobe Exploration Joint Venture (“MEJV”), which are owned 50/50 by respective Harmony and Newcrest 100% owned subsidiaries (“owners”)).

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

The operator entity appoints an Operational Steering Committee, Chief Executive Officer and General Managers who are responsible for implementation of the operating plan as approved by the JVC as well as making recommendation to the JVC for growth and sustainability. The General Managers report to the Chief Executive Officer and the Operational Steering Committee. The General Managers are supported by functional managers.

Capital Expenditures

Capital expenditures for all operations incurred for fiscal 2013 amounted to US$429 million, compared with US$414 million in fiscal 2012 and US$444 million in fiscal 2011. During fiscal 2013, capital expenditure at PNG accounted for 28% of the total, with Kusasalethu accounting for 11% and Phakisa and Target 1 each accounting for 9% of the total. During fiscal 2012, capital expenditure in PNG accounted for 19% of the total, with Kusasalethu accounting for 13% while, Doornkop and Phakisa accounted for 9%, each. For fiscal 2011, capital expenditure at Kusasalethu and Phakisa each accounted for 12% of the total, with expenditure at PNG accounting for 11% and Doornkop and Target 1 accounting for 9% each. Capital development also took place at the Tshepong Sub 71 Decline. Revenue capitalized amounted to US$1.9 million (2011: US$3.9 million) for Steyn 2 and US$0 million (2011: US$23.1 million) for Target 3. Steyn 2 and Target 3 reached commercial levels of production at the end of September 2011 and June 2011 respectively.

The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Construction at these projects has been completed in certain areas, and production, if not yet at full capacity, has started from these areas at all our current growth projects. Capital will still be expended at these projects in the next three to five years to complete construction. During fiscal 2013, the capital expenditure was funded from the Company’s cash reserves, as well as by the loan facilities (see Item 5. “Operating and financial review and prospects – Liquidity and capital resources”).

We have budgeted approximately US$296 million for capital expenditures in fiscal 2014. Details regarding the capital expenditures for each operation are found in the individual mine sections under Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed.

Reserves

As at June 30, 2013, we have declared attributable gold equivalent proved and probable reserves of 51.5 million ounces, broken down as follows: 29.8 million ounces gold in South Africa and 21.7 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:

•	normal depletion of 1.5 million ounces;

•	change in surface sources; and

•	scope changes of 0.9 million ounces which is the result of 0.6 million ounce increase of reserves due to the reclassification of resources and other minor increase across other operations in South Africa .

We use the SAMREC Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term “mineral reserves” herein, which has the same meaning as “ore reserves”, as defined in the SAMREC Code. Our reporting of the PNG Mineral Reserves complies with JORC code. This code is materially the same as the SAMREC Code. In reporting of reserves, we have complied with Industry Guide 7 of the US Securities and Exchange Commission.

For the reporting of Mineral Reserves at our South African and PNG operations, the following parameters were applied:

•	a gold price of US$1,400 per ounce;

•	an exchange rate of R8.89 per US dollar,

the above parameters resulting in a gold price of R400,000/kg;

•	an uranium price of US$50.00/lb for South Africa;

•	the Hidden Valley Operations and Wafi-Golpu project in the Morobe Mining Joint Venture used prices of US$1 250/oz Au, US$21/oz Ag, US$15/lb Mo and US$3.10/lb Cu at an exchange rate of A$0.98 per US$;

•	gold equivalent ounces are calculated assuming a US$1400/oz Au, US$ 3.10/lb Cu and US$23.00/oz Ag with 100% recovery for all metals; and

•	‘gold equivalent’ is computed as the value of the company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

In order to define that portion of a measured and indicated mineral resource that can be converted to a proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R400,000 per kilogram;

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).

Rand per tonne cash costs of the mines are historically based, but take into account distinct changes in the cost environment, such as the future production profile, restructuring, right-sizing, and cost reduction initiatives.

For the block cave reserve at Golpu (PNG), we used the Opimizer mine planning software computer program to define the optimal mine plan and sequencing.

The open pit reserve at Hidden Valley (PNG) is defined by a pit design based on the optimal output from Whittle open pit optimization software.

See the table below in this section for the cut-off grades and cost per tonne for each operation.

The mineral reserves represent that portion of the measured and indicated resources above cut-off in the life-of-mine plan and have been estimated after consideration of the factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. A range of disciplines which includes geology, survey, planning, mining engineering, rock engineering, metallurgy, financial management, human resources management and environmental management have been involved at each mine in the life-of-mine planning process and the conversion of resources into reserves. The oreflow-related modifying factors used to convert the mineral resources to mineral reserves through the life-of-mine planning process are stated for each individual operation. For these factors, historical information is used, except if there is a valid reason to do otherwise. Owing to depth and rock engineering requirements at our underground mines, some mines design stope support pillars into their mining layouts which accounts for approximately 7% to 10% discounting. Further discounting relates to the life-of-mine extraction to provide for geological losses.

Our standard for narrow reef sampling with respect to both proved and probable reserve calculations for underground mining operations in South Africa is generally applied on a 6 meter by 6 meter grid. Average sample spacing on development ends is at 2 meter intervals in development areas. For the massive mining at the Target 1 operation, our standard for sampling with respect to both proved and probable reserves are fan drilling with “B” sized diamond drill holes (43mm core) sited at 50 meter spaced sections along twin access drives. The Kalgold opencast operations are sampled on diamond drill and reverse circulation drill spacing of no more than 25 meters on average. Surface mining at South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailing dams (slimes and sand) for which random sampling is used.

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

Our mining operations’ reported total proved and probable reserves as of June 30, 2013 are set out below:

	Mineral Reserves statement (Imperial) as at June 30, 2013
OPERATIONS GOLD	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)
South Africa Underground
Bambanani (incl Steyn 2)	2.6	0.323	836	—	—	—	2.6	0.323	836
Joel	1.8	0.163	296	4.3	0.157	677	6.1	0.159	973
Masimong	6.4	0.139	897	2.7	0.137	367	9.1	0.139	1,264
Phakisa	5.4	0.180	972	16.8	0.213	3,590	22.2	0.205	4,562
Target 1	4.8	0.142	684	5.0	0.162	805	9.8	0.153	1,489
Target 3	2.7	0.200	549	4.6	0.155	719	7.3	0.172	1,268
Tshepong	20.5	0.159	3,257	3.7	0.148	546	24.2	0.157	3,803
Unisel	2.2	0.127	285	0.9	0.121	109	3.1	0.125	394
Doornkop	3.0	0.122	362	5.5	0.158	862	8.4	0.145	1,224
Kusasalethu	9.7	0.215	2,085	30.2	0.161	4,856	39.9	0.174	6,941
Total South Africa Underground	59.1	0.173	10,223	73.7	0.170	12,531	132.8	0.171	22,754
South Africa Surface
Kalgold	13.4	0.028	379	13.1	0.029	384	26.5	0.029	763
Free State Surface - Phoenix	111.5	0.009	1,037	—	—	—	111.5	0.009	1,037
Other	284.8	0.008	2,138	421.1	0.007	3,055	705.9	0.007	5,193
Total South Africa Surface	409.7	0.009	3,554	434.2	0.008	3,439	843.9	0.008	6,993

Total South Africa	468.8		13,777	507.8		15,970	976.7		29,747

Papua New Guinea(2)
Hidden Valley	0.7	0.036	25	31.9	0.050	1,589	32.6	0.050	1,614
Hamata	0.0	0.046	1	2.5	0.061	154	2.5	0.061	155
Golpu	—	—	—	248.0	0.025	6,194	248.0	0.025	6,194
Total Papua New Guinea	0.7	0.037	26	282.4	0.028	7,937	283.1	0.028	7,963

GRAND TOTAL	469.5		13,803	790.2	—	23,907	1,259.8	—	37,710

(1)	Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
(2)	Represents Harmony’s attributable interest of 50%.

Note: 1 ton = 907 kg = 2,000 lbs

In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,400/oz for gold, US$3.10/lb copper and US$23.00/oz for silver with 100% recovery for all metals.

Gold Equivalents (2)

SILVER	PROVED RESERVES		PROBABLE RESERVES		TOTAL RESERVES
	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)

Hidden Valley	0.7	7	31.9	485	32.6	492

COPPER	PROVED RESERVES		PROBABLE RESERVES		TOTAL RESERVES
	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)
Golpu	—	—	248.0	13,265	248.0	13,265

Total Gold Equivalents	0.7	7	279.9	13,750	280.6	13,756

Total Harmony including gold equivalents	469.5	13,809	790.2	37,657	1,259.8	51,466

In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$23.00/oz for silver, US$3.10/lb for copper, US$50.00/lb for uranium and Molybdenum at US$15/lb.

Papua New Guinea: Other (2)

SILVER	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)

Hidden Valley	0.7	0.594	409	31.9	0.926	29,515	32.6	0.919	29,924
Golpu	—	—	—	248.0	0.040	9,864	248.0	0.040	9,864

COPPER	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)

Golpu	—	—	—	248.0	1.096	5,992	248.0	1.096	5,992

MOLYBDENUM	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)

Golpu	—	—	—	248.0	0.162	40	248.0	0.162	40

South Africa:

URANIUM	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (lb/ton)	U3O8 lb(1) (millions)	Tons (millions)	Grade (lb/ton)	U3O8 lb(1) (millions)	Tons (millions)	Grade (lb/ton)	U3O8 lb(1) (millions)
Masimong	—	—	—	5.4	0.361	2	5.4	0.361	2
Phakisa	5.4	0.265	1	16.8	0.210	4	22.2	0.223	5
Tshepong	11.0	0.195	2	12.1	0.226	3	23.0	0.211	5
Grand Total	16.4	0.218	4	34.2	0.239	8	50.6	0.232	12

(1)	Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
(2)	Represents Harmony’s attributable interest of 50%.

Note: 1 ton = 907 kg = 2,000 lbs

Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section. Cost per tonne and cut-off grade per operation are as follows.

OPERATIONS GOLD	UNDERGROUND OPERATIONS		SURFACE AND MASSIVE MINING
	Cut-off grade (cmg/t)	Cut-off cost (R/Tonne)	Cut-off grade (g/t)	Cut-off cost (R/Tonne)
South Africa Underground
Bambanani	1,935	2,022	—	—
Joel	800	1,360	—	—
Masimong	850	1,232	—	—
Phakisa	790	1,541	—	—
Target 1	—	—	4.20	1,420
Target 3	690	1,519	—	—
Tshepong	650	1,514	—	—
Unisel	1,100	1,367	—	—
Doornkop	646	1,206	—	—
Kusasalethu	670	1,398	—	—
South Africa Surface
Kalgold	—	—	0.50	209
Free State Surface	—	—	0.136	34

	Cut-off % Cu	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.860	20.4
Hamata	—	—	0.860	20.4
Golpu	0.2	22.0	—	—

	Cut-off % Cu	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
SILVER

Papua New Guinea
Hidden Valley	—	—	0.860	20.4

COPPER
Papua New Guinea
Golpu	0.2	22.0	—	—

Notes on Cut-off:

1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).

Notes on Cut-off cost:

Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.

Notes on Copper:

Cut-off is stated in % Cu

Notes on Golpu:

Cut-off is based on 0.2% copper; molybdenum and gold mined as by-product.

Worldwide Operations

Description of Property

The following is a map of our worldwide operations:

LOCALITY MAP OF HARMONY'S OPERATIONS AND PROJECTS: 30 JUNE 2013

SOUTH AFRICA

Africa

SOUTH AFRICA

1. Kalgold
2. West Rand operations
3. Free State operations

Botswana
Namibia
Johannesburg
Bloemfontein
South Africa
Durban
Cape Town

PAPUA NEW GUINEA

Indonesia
Australia
Wewak
AMANAB
Grasberg
Freida River
Ok Tedi
Porgera
TARI
Madang
Rabaul
Arawa
Kainantu
WAFI-GOLPU
HIDDEN VALLEY
Daru
Port Moresby
PNG
4 Amanab
5 Tari
6 Wafi-Golpu
7 Hidden Valley
Fold and Thrust Belt
Aure Trough

Our operational mining areas in South Africa are set forth below:

	Hectares	Acres
Doornkop (includes Doornkop extension)	4,352	10,754
Kusasalethu (includes Buffelsdoorn extension)	7,023	17,354
Free State (includes Masimong and Virginia operations)	21,235	52,471
Tshepong and Phakisa	10,799	26,684
Bambanani	2,356	5,822
Joel	2,356	5,822
St Helena	5,856	14,470
Kalgold	615	1,520
Target 1 (includes Loraine 1 and 2)	7,952	19,649
Target 3 (includes Loraine 3, 7 & 9)	3,085	7,623
Steyn 1 & 2	1,888	4,665
Total	67,517	166,834

In PNG, we hold tenements as set forth below:

	Hectares	Acres
PNG (50% - JV Interest)	417,386	1,031,383
PNG 100%	369,300	912,560
Total International Operations	786,686	1,943,943
TOTAL	854,203	2,110,777

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

Harmony’s Mining Operations

Overview

In South Africa, we conduct underground mining at 11 operations, but report of ten segments per IFRS:

•	Bambanani (includes Steyn 2 Shaft from February 2010);

•	Doornkop;

•	Joel;

•	Kusasalethu;

•	Masimong;

•	Phakisa;

•	Target 1

•	Target 3 (previously Loraine 3);

•	Tshepong; and

•	Unisel (in addition to Unisel, the Virginia segment previously included Harmony 2, Merriespruit 1 & 3 and Brand 3 & 5. As of November 2010, Unisel was the only operating shaft and has been reported separately for the periods presented in this report).

We conduct surface mining at four sites (all included in “Other — Surface”):

•	Free State (comprises Phoenix and other retreatment projects);

•	Freegold;

•	Kalgold; and

•	Target.

Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). We are conducting studies to determine the feasibility of further retreatment projects in the Free State, including uranium extraction from material.

The Evander operation was sold on February 28, 2013. Since the decision was made to sell the Evander operation in January 2012, it has been treated as a discontinued operation.

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

Where we have translated the Rand amount budgeted for capital expenditures in fiscal 2014 into US dollars using the closing rate at the balance sheet date.

South African Mining Operations

Unless indicated otherwise, the discussions below are for continuing operations.

HARMONY SOUTH AFRICAN OPERATIONS: JUNE 30, 2013

Legend
Harmony South Africa
1 Kalgold
2 West Rand operations
3 Free State operations
Africa
Botswana
Namibia
KRAAIPAN GREENSTONE BELT
WEST RAND OPERATIONS
Johannesburg
FREE STATE OPERATIONS
Bloemfontein
South Africa
Durban
Cape Town
KRAAIPAN GREENSTONE BELT
WITWATERSRAND BASIN
Vredefort Dome
N
0
70
kilometres
Legend
West Rand operations
1 Doornkop
2 Kusasalethu
Free State operations
3 Target 1
4 Target 3
5 Freddies 9 Project
6 Tshepong
7 Phakisa
8 Bambanani
9 Unisel
10 Masimong
11 Joel
12 Surface sources
Kraaipan Greenstone Belt
13 Kalgold

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

Bambanani, near Welkom, has three surface shafts (Bambanani, Steyn 2 and West). Mining is conducted at depths ranging from 1,911 and 2,234 meters. Activities at the mine focus on the Basal Reef and are limited to shaft pillar extraction. The primary mining challenges at these operations are seismic risks, ventilation and fire avoidance. Bambanani is classified as a seismically active operation with seismic activity monitoring systems installed to do active seismic risk evaluation.

In the first quarter of fiscal 2012, we decided to halt mining in the sub-shaft after Bambanani had struggled to meet production targets and curb costs for a number of quarters. As such, mining activities moved from deeper operating areas to accelerated development of the shaft pillar. Bambanani is on track to continue mining the shaft pillar for around eight years until fiscal 2021, improving both the productivity and profitability of this mine. Steyn 2 shaft has commenced with the removal of its shaft pillar and is planning to complete this by October 2014. The ore from both of these shaft pillar extractions is hoisted at West shaft, which has been re-commissioned for this purpose.

The focus on standards and procedures is ongoing as preparations to mine the shaft pillar near completion. The shaft pillar was established through a series of up-dip panels and mining of the breast panels are in progress. Backfill will be in place in the pillar to mitigate seismic events, with support in the face area enhanced by in-stope steel netting. A detailed seismic risk assessment was completed for the shaft pillar by the Institute of Mine Seismology of Stellenbosch, and some re-design work is under way to further mitigate identified risks. Bambanani and Steyn 2 is now a single operation (Steyn 2 barrel closed) and all services are routed through Bambanani/West shaft. Reef development has been halted, in line with the mine plan, and all capital development has been finalized in fiscal 2013.

Due primarily to mining in the high grade shaft pillar, grades improved in fiscal 2013. The increase in grade resulted in an increase in ounces produced of 52% and the operation returned to profitability as a result of the higher revenue and lower cash costs. The increased ounces produced also resulted in a decrease in the cash cost per ounce measure.

Due to additional work that was required for preparing the shaft pillar, there was a temporary increase in contractor labour crews working in the decline.

During fiscal 2013, Bambanani accounted for 6% (3% in 2012 and 7% in 2011) of our total gold production.

Safety: No fatalities were recorded at Bambanani during fiscal 2013 (2012: one) and the lost time injury frequency rate (“LTIFR”) was reported as 6.88 per million hours worked (2012: 8.51). This is a 19% improvement year-on-year. Bambanani recorded 2 million fall-of-ground fatality-free shifts during the second quarter of fiscal 2013.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Bambanani	2013	2012	2011
Production
Tons (‘000)	231	217	470
Recovered grade (ounces/ton)(1)	0.290	0.198	0.203
Gold produced (ounces)(1)	66,970	44,174	98,092
Gold sold (ounces)(1)	66,359	43,982	99,443
Results of operations ($)
Product sales (‘000)	105,705	70,748	131,753
Cash cost (‘000)	66,964	76,911	118,442
Cash profit (‘000)	38,741	(6,163)	13,311
Cash costs
Per ounce of gold ($)	1,025	1,787	1,247
Capex (‘000) ($)(1)	13,514	34,255	45,884

(1)	During fiscal 2012, 1,157 (2011: 2,894) ounces were produced by Steyn 2 prior to it being considered to be in production. The revenue amounting to US$1.9 million (2011: US$3.9 million) has been credited against capital expenditure as the shaft was not considered to be in commercial production yet. The cost of these ounces has not been included in the cash cost per ounce amount. The calculation of grade also excludes these ounces.

Tons milled at Bambanani increased to 231,000 in fiscal 2013, compared with 217,000 in fiscal 2012, and the recovered grade increased from 0.198 ounces/ton in fiscal 2012 to 0.290 ounces/ton in fiscal 2013, in line with the planned build-up in the shaft pillar. Ounces produced increased from 44,174 in fiscal 2012 to 66,970 in fiscal 2013. The average tons milled in fiscal 2013 was 19,250 tons per month, compared with 18,083 tons per month for fiscal 2012.

Revenue received increased from US$70.7 million in fiscal 2012 to US$105.7 million in fiscal 2013, mainly as a result of the increase in ounces produced and the recovered grade. Cash costs per ounce for Bambanani were US$1,025 in fiscal 2013, compared with US$1,787 in fiscal 2012. The cash costs per ounce decreased by 43% in fiscal 2013 compared with fiscal 2012, primarily due to the increase in ounces produced following the mining activity moving into the shaft pillar area in fiscal 2013.

Tons milled from Bambanani decreased to 217,000 in fiscal 2012, compared with 470,000 in fiscal 2011. Ounces produced were 44,174 in fiscal 2012, compared with 98,092 in fiscal 2011. Production was affected by major restructuring at Bambanani as the lower section of the mine was closed; mining will be focused on the upper pillar. The average tons milled in fiscal 2012 were 18,083 tons per month, compared with 39,200 tons per month for fiscal 2011.

Cash costs per ounce for Bambanani were US$1,787 in fiscal 2012, compared with US$1,247 in fiscal 2011. The cash costs per ounce increased by 43% in fiscal 2012 compared with fiscal 2011. This was mainly due to a 55% reduction in gold production as the lower section of the mine was closed, resulting in mining being focused on the upper pillar.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 2.6 million tons (0.83 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2021. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Bambanani incurred approximately R119 million (US$13.5 million) in capital expenditure in fiscal 2013, primarily to extract the shaft pillar.

Doornkop

Introduction: Doornkop is located in the Gauteng Province of South Africa, approximately thirty kilometers west of Johannesburg. The operation is owned by Randfontein Estates Limited (“REL”). Doornkop currently operates under its own mining authorization of 2,941 hectares. Production is treated at the Doornkop plant.

History: Harmony acquired this operation when it took over REL in 2000.

Geology: These operations are situated in the West Rand Goldfield of the Witwatersrand Basin, the structure of which is dominated by the Witpoortjie and Panvlakte Horst blocks, which are superimposed over broad folding associated with the south-east plunging West Rand Syncline.

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

Nearly the entire upper Witwatersrand section is present in the lease area and therefore all the major zones are present, though due to the distance of the area from the primary source of gold, the number of economic bands and their payability is limited. Eight of the well-known reefs are present in the area, but only the Kimberley Reef and South Reef are considered viable at this stage. The Kimberley Reef is contained in the Vlakfontein Member of the Westonaria Formation. This reef, also known as the K9 Reef horizon, rests on an unconformity and is a complex multi-pulse conglomerate, which can be separated into four facies or cycles. All four cycles consist on average of an upper conglomerate and a lower quartzite. The characteristics of every cycle are area-dependent and the grades are variable within each cycle. The South Reef is approximately 900 meters below the current Kimberley Reef mining, and between 7.5 and 60 meters above the Main Reef horizon. The hanging wall to the South Reef consists of siliceous quartzites with non-persistent bands of “blue-shot” grit and thin argillite partings. The footwall to the South Reef is a light colored and fairly siliceous quartzite. Secondary conglomerate bands and stringers in the hanging wall and footwall of the South Reef may contain sporadic gold values. The general strike of the reef is east-west, with a dip from 10 to 20 degrees. The orebody at Doornkop has a strike length of 4km and a width of 4km from west to east.

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

The Doornkop South Reef Project was announced on January 22, 2003. The project involved the deepening of the Doornkop main shaft to 1,973 meters to access the South Reef between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The estimated final capital cost is R1,811 million (US$181.5 million) with R 1,739 million (US$174.2 million) spent as at June 30, 2013. The project is mostly completed. The remaining work is mainly for ventilation, where it is expected that the raise bore hole and required fan installations will be completed by December 2015.

The improvement in year-on-year production at Doornkop reflects mainly the production build-up on the South Reef. Development meters increased by 13% or 1,410 meters from the previous year, per planned build-up on the South Reef. As more mining takes place on the South Reef, the level of confidence on the geology of this reef improves. Few surprises were encountered during the year in terms of geology. The exploration programme at Doornkop is ongoing and will continue by means of development and exploration drilling. Year-on-year, the South Reef reserve included in the life-of-mine increased by 10%. Presently, the South Reef production continues to build up, and is expected to increase to 17,000 m2 in fiscal 2014. Full production is expected to be achieved in fiscal 2018. Tons mined from the South Reef areas accounted for 64% of total tons mined in fiscal 2013 — up from 62% the year before — while the contribution from the Kimberley Reef declined from 38% to 36%.

Pilot drilling for the 6.1m diameter ventilation raise-bore hole was completed during the first quarter of fiscal 2013. The reaming of this ventilation hole started in September 2012. Progress has not been according to plan, and actions to improve on the drilling advance were tabled during July 2013. This action included re-evaluation of the current contract to include drilling over a 24 hour period.

A drive to further develop safety on rail bound equipment continued during fiscal 2013. The locomotive management system was completed. Installation underground started as well as training of the personal operating this fleet of rolling stock. Shaft bottom preparation work for the installation of skip arrestors continued and is expected to be completed by the end of the second quarter of fiscal 2014.

During the June 2013 quarter, the operation experienced illegal labor disruptions lasting four days. The appropriate action was taken regarding the labor unrest and no further disruptions were reported during the year.

During fiscal 2013, Doornkop accounted for 10% (8% in 2012 and 6% in 2011) of our total gold production.

Safety: Doornkop recorded a fatality-free year in fiscal 2013 (2012: two). The LTIFR improved to 5.30 (2012: 6.28) per million hours worked. The mine achieved more than 6 million fall-of-ground fatality-free shifts and more than 1.5 million fatality-free shifts during the year.

Plant: The ore from the operation is sent to Doornkop Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Doornkop Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Doornkop	2013	2012	2011
Production
Tons (‘000)	1,112	1,023	792
Recovered grade (ounces/ton)	0.105	0.097	0.102
Gold produced (ounces)	116,738	98,863	80,763
Gold sold (ounces)	114,135	98,027	81,149
Results of operations ($)
Product sales (‘000)	183,066	165,271	111,759
Cash cost (‘000)	118,144	111,016	85,999
Cash profit (‘000)	64,922	54,255	25,760
Cash costs
Per ounce of gold ($)	1,046	1,142	1,054
Capex (‘000) ($)	32,354	37,813	41,782

Tons milled from Doornkop were 1,112,000 in fiscal 2013, compared with 1,023,000 in fiscal 2012. Recovered grade improved from 0.097 ounces per ton in fiscal 2012 to 0.105 in fiscal 2013. These increases were mainly due to production build-up in the South Reef. South Reef areas accounted for 64% of total tons mined in fiscal 2013, up from 62% in fiscal 2012. Ounces produced increased from 98,863 in fiscal 2012 to 116,738 in fiscal 2013, reflecting the production build-up of the South Reef. The average tons milled in fiscal 2013 was 92,667 tons per month, compared with 85,250 tons per month in fiscal 2012.

Revenue received increased from US$165.3 million in fiscal 2012 to US$183.1 million in fiscal 2013 as a result of the increase in ounces produced and the higher gold price received. Cash costs per ounce were 8.4% lower at US$1,046/oz. In terms of unit cost, the annual increases in labor rates of 8% and the 9.6% increase in electricity costs were mitigated by the 18% increase in ounces produced and the effect of the exchange rate.

Tons milled from Doornkop were 1,023,000 in fiscal 2012, compared with 792,000 in fiscal 2011. This was mainly due to production build-up in the South Reef. South Reef areas accounted for 62% of total tons mined in fiscal 2012; up from 58% in fiscal 2011. The results were affected by safety-related stoppages after two fatalities in January 2012 and a management decision to upgrade infrastructure on the higher-grade South Reef. Recovered grade deteriorated slightly from 0.102 ounces per ton in fiscal 2011 to 0.097 in fiscal 2012. This was due to the decrease of the grade in the South Reef areas and the Kimberley reef areas. Ounces produced increased from 80,763 in fiscal 2011 to 98,863 in fiscal 2012, reflecting the production build-up of the South Reef. The average tons milled in fiscal 2012 were 85,250 tons per month, compared with 66,000 tons per month in fiscal 2011.

Revenue received increased from US$111.8 million in fiscal 2011 to US$165.2 million in fiscal 2012 as a result of the increase in ounces produced and the higher gold price received. Cash costs per ounce were 8% higher at US$1,142/oz, mainly due to the increase in production. Contributing factors were the annual increase in labor rates of 9.2% and the 16% increase in electricity costs.

On a simplistic basis, assuming no additional resources are identified, at expected production levels, it is foreseen that: the reported proved and probable mineral reserve of 8.4 million tons (1.22 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2030. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred R285 million (US$32.4 million) in capital expenditure in fiscal 2013 at Doornkop, primarily for ongoing capital development (67%), other shaft and plant capital (20%) and the South Reef project (13%). The planned capital expenditure for fiscal 2014 is R241 million (US$24.2 million), mainly for ongoing capital development, the South Reef project and other shaft and plant capital.

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

Geology: The main structures on Joel Mine are associated with the Platberg Extensional event, which formed the De Bron and associated faults. These faults are north-south striking, steeply dipping and typically have downthrows to the east in the order of 10 to 100m. These form a graben against the De Bron Fault, which has a 450m up throw to the east. East of the De Bron Fault the reef has been truncated/eroded against the Karoo.

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

Scattered mining takes place on the Beatrix Reef, down to a depth of some 1,400 meters. Upgrading of the infrastructure at North Shaft is currently in progress. The rock hoisting capacity at Joel is 80,000 tons per month.

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

By the end of fiscal 2011, Joel’s lift shaft – an integral part of the logistics of mining at this deep mine – was equipped down to 129 level from 121 level. This has provided access to the higher grades at deeper levels. In addition, mining support design was altered with the shaft changing from shallow to intermediate depth. This will impact on the face advance as well as costs per square metre. The benefits of these changes were evident in the first half of fiscal 2013 when Joel recorded the lowest cash operating costs in the Company.

To ensure production targets are met, plans are in place to ensure the operability of North shaft through a planned maintenance program to minimize breakdowns, maintain blast advances and assess the feasibility of mining below 129 level. A feasibility study on mining 137 level and testing the upside potential of 145 level was completed by the end of June 30, 2013. The project was approved and began in the last quarter of fiscal 2012. During fiscal 2013, the decline project to 137 level started well, reflecting good progress with development metres. Managing the shaft and project schedules is critical for Joel, given its limited shaft flexibility.

A steady production performance for fiscal 2013 and higher recovered grades had a positive impact on gold recovered. Grade improved by 10%, with a 10% increase in volumes milled to 674,000 tonnes in fiscal 2013. This resulted in an overall increase of 21% in gold ounces produced to 103,782.

During fiscal 2013, Joel accounted for 9% of our total gold production (7% in fiscal 2012 and 4% in fiscal 2011).

Safety: Regrettably, Joel recorded two fatalities during fiscal 2013 (fiscal 2012: none). The LTIFR rate regressed to 2.42 from 1.77 in fiscal 2012. Joel plant recorded a period of one year without any lost time-or reportable injury during the first quarter and fourth quarter of fiscal 2013.

Plant: The ore from the operation is sent to Joel Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Joel Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Joel	2013	2012	2011
Production
Tons (‘000)	674	614	448
Recovered grade (ounces/ton)	0.154	0.139	0.104
Gold produced (ounces)	103,782	85,618	46,586
Gold sold (ounces)	102,625	86,132	46,618
Results of operations ($)
Product sales (‘000)	164,584	144,750	64,928
Cash cost (‘000)	74,131	72,798	59,690
Cash profit (‘000)	90,453	71,952	5,238
Cash costs
Per ounce of gold ($)	729	836	1,297
Capex (‘000) ($)	18,100	10,822	10,461

Tons milled increased from 614,000 in fiscal 2012 to 674,000 in fiscal 2013 due to fewer stoppages occurring in fiscal 2013 compared to fiscal 2012 and increased waste tons from the 137 decline project. Grade increased by 11% to 0.154 ounces per ton and ounces produced increased from 85,618 in fiscal 2012 to 103,782 in fiscal 2013. The average tons milled in fiscal 2013 was 50,929 tons per month, compared with 46,837 tons per month in fiscal 2012.

Revenue increased by 14% to US$164.6 million in fiscal 2013, due to the increases in production performance and the gold price year on year. The annual increase in labor rates of 8% and the increase of the electricity cost of 9.6% as well as the increase in production volumes resulted in higher cash costs. In dollar terms, this was offset by the effect of the 14% decrease in the R/US$ average exchange rate. Cash costs per ounce decreased by 13% in fiscal 2013, primarily as a result of the increase in ounces produced.

Tons increased from 448,000 in fiscal 2011 to 614,000 in fiscal 2012. Grade increased by 34% to 0.139 ounces per ton and ounces produced increased from 46,586 in fiscal 2011 to 85,618 in fiscal 2012. The average tons milled in fiscal 2012 was 46,837 tons per month, compared with 37,333 tons per month in fiscal 2011. Revenue increased by 123% to US$144.8 million in fiscal 2012, due to the increases in production performance and the gold price year-on-year. Cash costs per ounce decreased by 36% in fiscal 2012, primarily as a result of the increase in ounces produced.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 6.1 million tons (0.97 million ounces) will be sufficient for Joel to maintain underground production until approximately 2025. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred R160 million (US$18.1 million) in capital expenditures at Joel in fiscal 2013. This was mainly on ongoing capital requirements (R42.7 million (US$4.8 million)) and the start-up of the 137 Decline Project (R75.9 million (US$8.6 million)). Capital budgeted for fiscal 2014 is R 133.3 million (US$13.4 million), primarily for ongoing capital development and the 137 Decline Project.

Kusasalethu

Introduction: Kusasalethu is located near Carletonville on the Gauteng/North West border in South Africa. The assets and associated liabilities were purchased during fiscal 2001 for approximately R1 billion (US$128.4 million) from Anglogold. Ore from the operation is treated at the Kusasalethu plant.

During October 2012, an interim workers committee organized an illegal strike at the operation. This was resolved following Chamber of Mines negotiations. Subsequent to the return to work during November 2012, sporadic incidents of illegal sit-ins and mass meetings occurred threatening the security and safety of the employees and operation. A decision was taken on December 20, 2012 to close Kusasalethu mine indefinitely. On January 7, 2013, Harmony announced that Kusasalethu would be placed on care and maintenance and that a Section 189 process would be initiated. On February 14, 2013 a ground breaking agreement was signed between all stakeholders calling for co-existence and the reopening of the mine. The start-up plan for the mine commenced on February 15, 2013 in a phased process.

History: Gold mining began at Kusasalethu in 1978 following approval of the project in 1974 by Elandsrand Gold Mining Company. Two surface shafts and two adjoining sub-vertical shafts were sunk at Elandsrand. The sub-vertical shafts at Elandsrand, which accessed the deeper part of the Ventersdorp Contact Reef (the “VCR”) the lease area, were completed in 1984. The deepening of the sub-vertical shafts to approximately 3,600 meters below surface has been completed after the deepening project was commissioned in 1991. Activities are currently focused on accessing and opening up areas of the new mine and on the development and construction of support infrastructure.

Geology: At Kusasalethu we primarily exploit the VCR and the Elsburg Reef. Only the VCR is economic to mine and has been mined at depths below surface between 1,600 and 3,300 meters at the Kusasalethu operations. The VCR consists of a narrow (20 centimeters to 2 meters) tabular orebody of quartz pebble conglomerates hosting gold, with extreme lateral continuity. The VCR strikes east-northeast and has a regional dip of 21 degrees to the south-southeast. Local variations in dip are largely due to the terrace-and-slope palaeotopography surface developed during VCR deposition.

Mining Operations: The Kusasalethu mine is subject to the underground mining risks detailed in the Risk Factors section.

The Kusasalethu mine has the challenge of developing a new mine underneath the original mine after the shaft was deepened to access the deeper part of the VCR orebody. The operation is hampered by the lack of flexibility, and is being addressed in fiscal 2014 to 2017 by increasing the development profile. Due to the operating depths of the Kusasalethu underground operations, ventilation and refrigeration, seismicity and high rock stress are significant risks at the mine. Steps were taken during fiscal 2012 to improve the quality of the pre-conditioning at the stope face and seismic management systems so as to reduce the possibility of face ejection during small, volatile seismic events. Kusasalethu’s sub-shaft has a hoisting capacity of 180,000 tons per month.

Dewatering from Deelkraal on 98 level is currently in progress and dewatering on 102 level will commence during fiscal 2014. Commissioning of 109 and 113 levels bulk air coolers will be completed by January 2014. The second escape from 115 to 75 level is in progress, with completion scheduled for January 2014.

In terms of grades, Kusasalethu has now reached an area of localized enrichment although the higher grade is diluted by waste being hoisted with reef and delivered to the plant. A decision to rehabilitate the shaft orepass system after major scaling took place inside these excavations resulted in only one orepass system being available for production. Estimates are that the rehabilitation work will be completed by December 2016.

Currently, 70% of production at Kusasalethu is from production areas below 100 level (the new mine expansion project) and 30% from production areas in the top mine, above 100 level. This ratio is planned to be maintained over the next five years.

The labor disruptions and the decision to close Kusasalethu temporarily had a significant effect on the production during fiscal 2013. By June 30, 2013, production had almost returned to normal levels.

In fiscal 2013, Kusasalethu operations accounted for approximately 8% (14% in 2012 and 14% in 2011) of Harmony’s total gold production.

Safety: Regrettably, Kusasalethu recorded two fatalities during fiscal 2013 (fiscal 2012: four). The LTIFR improved to 4.25 (fiscal 2012:5.57). The mine achieved 2 million fall-of-ground fatality-free shifts and 1 million fatality-free shifts during the year. Kusasalethu plant also recorded an injury-free fourth quarter of fiscal 2013. The focus on safety and health at Kusasalethu remains a priority. Pre-planning sessions, including both stoping and development, have been escalated to senior level, with all department heads attending.

Seismicity remains a risk on Kusasalethu and the mine introduced in-stope netting through the Chamber of Mines Mining Industry Occupational Safety and Health (“MOSH”) initiative in fiscal 2012 to reduce fall-of-ground injuries. All stope panels on Kusasalethu are equipped with in-stope netting and bolting. The focus on proper pre-conditioning of all stope panels remains a priority.

Plant: The ore from the operation is sent to Kusasalethu Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Kusasalethu Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Kusasalethu	2013	2012	2011
Production
Tons (‘000)	784	1,320	1,212
Recovered grade (ounces/ton)	0.112	0.137	0.149
Gold produced (ounces)	88,093	181,105	180,334
Gold sold (ounces)	86,742	178,726	185,510
Results of operations ($)
Product sales (‘000)	137,477	298,671	253,812
Cash cost (‘000)	168,162	185,254	189,090
Cash profit (‘000)	(30,685)	113,417	64,722
Cash costs
Per ounce of gold ($)	1,951	1,046	1,008
Capex (‘000) ($)	47,559	53,486	54,335

Tons milled from Kusasalethu decreased from 1,320,000 in fiscal 2012 to 784,000 in fiscal 2013. Ounces produced decreased by 51% in fiscal 2013 to 88,093, with an 18% decline in recovered grade. The decline in gold production is due to the unrest in labor relations with the concomitant shaft closure. The average tons milled in fiscal 2013 was 59,228 tons per month, compared with 100,323 tons per month in fiscal 2012.

Revenue was 54% lower at US$137.5 million in fiscal 2013, mainly due to labor unrest that hampered the production in fiscal 2013. Cash costs per ounce increased by 87% to US$1,951/oz as a result of the decrease in ounces produced due to the labor disruptions as well as the increase in average labor rates of 8.67% and the electricity increases of 9.6%. Electricity rates are expected to continue rising by an estimated 9.6% annually for the next two years.

Tons milled from Kusasalethu were 1,320,000 in fiscal 2012, compared with 1,212,000 in fiscal 2011. Ounces produced increased to 181,105 in fiscal 2012, compared with 180,344 in fiscal 2011 as a result of increased volumes in production. Mining continues in the old, upper areas of the mine, while the new mine project was completed. Recovered grades decreased during fiscal 2012, resulting in an average of 0.137 ounces per ton in fiscal 2012, compared to the average of 0.149 ounces per ton in fiscal 2011. The average tons milled in fiscal 2012 was 100,323 tons per month, compared with 101,000 tons per month in fiscal 2011.

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

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 39.9 million tons, or 6.94 million ounces, will be sufficient for the Kusasalethu shaft to maintain underground production until approximately calendar year 2040. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred R419.5 million (US$47.5 million) in capital expenditure at the Kusasalethu operation in fiscal 2013, mainly for ongoing development (53%) and equipment maintenance (39%). Harmony budgeted R509.5 million (US$51.1 million), for capital expenditure at the Kusasalethu operation in fiscal 2014, primarily for ongoing development expenditure.

Masimong

Introduction: Masimong is located in the Free State Province, near Riebeeckstad. The Masimong complex comprises an operating shaft, 5 Shaft, and a second shaft, 4 Shaft, which, although closed, is used for ventilation, pumping and as a second outlet.

History: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The Company purchased the Masimong complex (formerly known as Saaiplaas Shafts 4 and 5) during September 1998.

Geology: Masimong is located in the Free State Goldfield, to the east of the De Bron Fault. The reef mostly dips towards the west at 20 degrees, although Masimong is structurally complex and dips of up to 40 degrees have been measured. The operation exploits the Basal Reef, which varies from a single pebble lag to channels on more than two meters thick (although the thicker channels greater than one meter were only seen on Masimong 4 in the Steyn facies). It is commonly overlain by shale, which thickens northwards and completely disappears again north of the North dyke. Masimong is also mining secondary reefs, most notably the B Reef (140 meters above Basal). The B Reef is a highly channelized orebody. Within the channels, grades are excellent, but this falls away to nothing outside of the channels. Consequently, the operation has undertaken extensive exploration to locate these pay channels.

Mining Operations: The operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity related problems are relatively infrequent. We regularly revisit our mining strategy and management procedures in connection with our efforts to mitigate risks of these problems. There is a risk of subterranean water and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken. Mining is conducted at depths ranging from 1,518 meters to 2,142 meters. Ore is treated at the Harmony 1 Plant, approximately 23 kilometers away. 5 Shaft has a hoisting capacity of 120,000 tons per month.

Grade remains challenging at Masimong, due to the variability of the B Reef. Further difficulty was experienced with respect to grade in 2013. This was due primarily to problems experienced with contamination after the re-commissioning of the waste transfer system, together with a decline in MCF over the year and lower grades from the B Reef as from February 2013. Management has undertaken to focus on clean mining in the September 2013 quarter in order to improve the MCF.

The planned compressor move which started during fiscal 2013 will assist in reducing the amount of air lost from the compressor running from Saaiplaas 3 shaft and 4 Shaft. When the project is completed, the compressor in the remote shaft can be switched off. Maintenance on the seven kilometer pipe line will then not be necessary and the effectiveness of the compression system will be improved.

The fatal accident on March 6, 2013 had a negative impact on production on the shaft, not only due to the stoppage of the shaft after the accident but subsequent slow start-up in production for the remainder of the fiscal year.

The mine received integrated ISO 14001, OHSAS 18000 and ISO 9000 certification during the year.

The project to convert Company hostels into quality family rental units was showcased during the year when the Masimong 4 hostel conversion was officially opened. This formed part of the municipal spatial development framework focused on urban renewal.

In fiscal 2013, Masimong accounted for approximately 10% (8% in fiscal 2012 and 11% in fiscal 2011) of our total gold production.

Safety: Regrettably, Masimong recorded one fatal accident in fiscal 2013 (2012: nil). The LTIFR improved significantly to 7.31 per million hours worked (2012: 13.52). In spite of the fatality in March 2013, there was a major improvement in all other safety parameters. The mine also recorded more than 2.5 million fall-of-ground fatality-free shifts, as well as 1.5 million fatality-free shifts.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2013	2012	2011
Production
Tons (‘000)	958	1,029	957
Recovered grade (ounces/ton)	0.121	0.101	0.144
Gold produced (ounces)	116,256	103,526	137,605
Gold sold (ounces)	115,679	102,978	139,437
Results of operations ($)
Product sales (‘000)	185,886	173,652	189,716
Cash cost (‘000)	110,484	108,583	108,172
Cash profit (‘000)	75,402	65,069	81,544
Cash costs
Per ounce of gold ($)	960	1,057	788
Capex (‘000) ($)	19,339	26,771	25,446

Tons milled from Masimong decreased by 7% to 958,000 in fiscal 2013, compared with 1,029,000 in fiscal 2012 primarily due to the split of waste and reef tons. Recovered grade increased as a result of the commissioning of the waste transfer system to 0.121 ounces per ton from 0.101 ounces per ton in fiscal 2012. Ounces produced increased by 12% to 116,256 in fiscal 2013, compared with 103,526 in fiscal 2012. Year-on-year gold production increased due to an increase in grade, although this was offset by the decrease in the production volumes. The average tons milled in fiscal 2013 was 79,833 tons per month, compared with 85,750 tons per month in fiscal 2012.

Revenue increased from US$173.6 million in fiscal 2012 to US$185.9 million in fiscal 2013. The increase in ounces sold as a result of the increase in the recovered grade was the main contributor to the increase in revenue. Cash costs per ounce decreased by 9% mainly as a result of the increase in ounces produced. This was, however, partially offset by the increases in labor costs (the annual labour rate increases between 7.5% and 10%) and the 9.6% increase in electricity tariffs in fiscal 2013. Cash costs per ounce at US$960 in fiscal 2013 compared with US$1,057 in fiscal 2012.

Tons milled from Masimong increased by 8% to 1,029,000 in fiscal 2012, compared with 957,000 in fiscal 2011, and ounces produced were 103,526 in fiscal 2012, compared with 137,605 in fiscal 2011. Year-on-year gold production decreased due to a decrease in grade, which declined from 0.144 ounces per ton in fiscal 2011 to 0.101 ounces per ton in fiscal 2012. The reduction in grade was due to damage to the reef pass system that resulted from wear and tear. Subsequently the reef and waste were transported through the existing waste pass system while re-development of the reef system was done. This resulted in dilution of grade from underground. The average tons milled in fiscal 2012 was 85,750 tons per month, compared with 79,750 tons per month in fiscal 2011.

Revenue decreased from US$189.7 million in fiscal 2011 to US$173.6 million in fiscal 2012. The decrease in recovered grade was the main contributor to the decrease in revenue; however, this was partially negated by an increase in the average gold price received. Cash costs per ounce increased by 34% from US$1,057 in fiscal 2012 compared with US$788 in fiscal 2011. The biggest contributors to the increase were the increase in labor costs (the annual labor rate increases between 7.5% and 10%) and the 25% increase in electricity tariffs. These increases were partially offset by the 11% increase in the R/US$ exchange rate.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 9.1 million tons (1.26 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2026. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Masimong incurred approximately R170.6 million (US$19.3 million) in capital expenditures in fiscal 2013, largely spent on the compressor move to 5 Shaft and building a medical hub on-site. We have budgeted a total of R157 million (US$15.8 million) for capital expenditure at Masimong in fiscal 2014, primarily for ongoing capital development, completion of the compressor move and medical hub, as well as an overhead electrical line between 4 Shaft and 5 Shaft.

Phakisa

Introduction: We acquired Phakisa when we, in January 2002, acquired the Freegold operations from Anglogold through a 50% joint venture with ARMGold. In September 2003, we acquired 100% of these operations when ARMGold became a wholly-owned subsidiary. The operation is located in the Free State Province. Production from the operations is processed through Harmony 1 Plant. First production took place during September 2007, with a build-up to full production expected by fiscal 2014.

History: Exploration, development and production history in the area of the Freegold assets dates from the early 1900’s, leading to commercial production by 1932. Subsequent consolidation and restructuring led to the formation of Free State Consolidated Gold Mine (Operations) Limited, which became a wholly-owned subsidiary of Anglogold in June 1998.

Sinking at Phakisa started in February 1994 and was suspended in May 1999, 2,357 m below collar. It was acquired by Harmony in 2002 and sinking recommenced in July 2003. The mine came into production in fiscal 2008.

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

The shaft depth is currently at 2,427 meters below collar. The Sub 75 decline expansion project, consisting of five levels, will enable the mine to operate to a depth of some 2,643 metres below collar with a monthly capacity of 72,000 tons. The decline sinking will commence in July 2014. Phakisa includes the Nyala shaft, five kilometres away, which is used to hoist rock and as a second escape route. All rock is transported via a rail system on 55 level to the Nyala shaft for hoisting to surface. Phakisa produces 1,800 tons of ice per day, resulting in water temperatures of <14°C which, in turn, improved both ventilation and productivity. The production build-up was affected by the failure of the shaft lining, brattice wall and certain buntons sets within sections of the Freddies no. 3 ventilation shaft during fiscal 2013. The failure resulted in the surface fan at the ventilation shaft having to be stopped and alternative temporary ventilation solutions had to be sought until the rehabilitation is completed towards the end of December 2013. This also had an impact on the commissioning of the fridge plants on 55 level. Ventilation and cooling the shaft adequately until the ventilation shaft is commissioned remains a challenge.

Development at Phakisa is currently centered close to the shaft in the lower-grade areas. The major drive is on developing the area to the north to access higher-grade zones and move closer to the average reserve grade. Grades will improve further as development progresses towards the north and more reef is exposed in the major north-west to south-east trending Basal Reef payshoot. Grade variability remains a risk. Opening up face length quickly to the north high grade blocks is a challenge but will mitigate the variability of the grade.

The underground fire that occurred in fiscal 2013 was sealed off immediately and production resumed in other unaffected areas. Following the sealing off of the fire, the affected areas were abandoned.

The mine received integrated ISO 14001, OHSAS 18000 and ISO 9000 certification during fiscal 2012. Phakisa maintained the certification during fiscal 2013.

During fiscal 2013, Phakisa accounted for 7% (6% in 2012 and 4% in 2011) of our total gold production.

Safety: The LTIFR for fiscal 2013 was 8.80 per million hours worked (2012: 8.87). Regrettably, one fatality was recorded during the year (2012: none). Phakisa also recorded 2.5 million fall-of-ground fatality-free shifts during the year, as well as a three-year fatality-free period in the fall-of-ground, development and rail-bound equipment categories. Notably, the strong improvement in safe use of rail-bound equipment reflects both internal initiatives and the mine’s success as an implementation site for the related MOSH initiative. Management is also concentrating on reducing fall-of-ground incidents by implementing best-practice standards.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

	Fiscal Year Ended June 30,
Phakisa	2013	2012	2011
Production
Tons (‘000)	565	575	427
Recovered grade (ounces/ton)	0.139	0.142	0.133
Gold produced (ounces)	78,225	81,695	56,649
Gold sold (ounces)	77,902	81,276	57,227
Results of operations ($)
Product sales (‘000)	124,984	136,953	78,831
Cash cost (‘000)	111,349	103,338	67,658
Cash profit (‘000)	13,635	33,615	11,173
Cash costs
Per ounce of gold ($)	1,428	1,279	1,200
Capex (‘000)	38,252	38,925	52,866

Tons milled decreased from 575,000 tons in fiscal 2012 to 565,000 tons in fiscal 2013, with ounces produced decreasing from 81,695 ounces to 78,255 ounces. This reflects the impact of the underground fire and failure of the Freddies no.3 ventilation shaft. Grade was lower in fiscal 2013 at 0.139 ounces per ton, compared to 0.142 in fiscal 2012. The average tons milled in fiscal 2013 was 47,083 tons per month, compared with 47,917 tons per month in fiscal 2012.

Revenue was 9% lower at US$124.9 million in fiscal 2013 as a result of lower production. Cash costs per ounce for Phakisa were US$1,428 per ounce in fiscal 2013, compared with $1,279 per ounce in fiscal 2012. This increase is primarily attributable to the decrease in tons mined, as well as the increase in cost of labour and electricity.

Tons milled increased from 427,000 tons in fiscal 2011 to 575,000 tons in fiscal 2012, with ounces produced increasing from 56,649 ounces to 81,695 ounces. This was as a result of the planned ramp-up in production during the year. Grade was higher in fiscal 2012 at 0.142 ounces per ton, compared to 0.133 in fiscal 2011. The average tons milled in fiscal 2012 was 47,917 tons per month, compared with 35,583 tons per month in fiscal 2011.

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

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 22.2 million tons (4.56 million ounces) will be sufficient for the Phakisa shaft to, once production commences, maintain production until approximately fiscal 2034. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred approximately R337 million (US$38.2 million) in capital expenditures at the Phakisa operations in fiscal 2013, mainly for the expansion project and ongoing development. We have budgeted R336 million (US$33.6 million) for capital expenditures in fiscal 2014, primarily for ongoing capital development, abnormal and shaft capital.

Target 1

Introduction: We acquired Target 1 when Avgold became a wholly-owned subsidiary in fiscal 2004. Target 1 is situated in the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.

History: Target 1 was initially explored through surface drilling in the late 1980s with further exploration being undertaken from a 5.6 kilometer-long decline, commenced in 1995, driven from 203L at Loraine No. 1 Shaft. A positive feasibility study into the development of a 105 ktpm operation was produced in May 1998 resulting in the decision to develop Target 1. A detailed mine design was produced in 2000 and the mine officially opened in May 2002. Upon closure of the Loraine mine in August 1998, the Loraine No. 1 and No. 2 Shafts were transferred to the Target mine, becoming Target No. 1 and No. 2 Shafts, respectively. No 5 Shaft being the up-cast Ventilation Shaft.

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

Mining operations at Target 1 comprise one primary underground mine, with a depth of approximately 2,420 meters and a hoisting capacity of 99,200 tons per month. The shaft was commissioned in May 2002, making use of information systems and mechanization, combined with process-driven organizational design that relies on a multi-skilled workforce. The majority of the production is derived from mechanized mining; however, conventional stoping is still employed primarily to de-stress areas ahead of the mechanized mining.

After solid results during the first three quarters of fiscal 2013, the loading from the massive stopes was severely hampered in the fourth quarter by large rocks. This was as a result of the high volume of pillars that was being mined in high stress zones left in Block 1 & 2. This also negatively affected the availability of massive stopes which, in turn, affected the mining mix. With ventilation and cooling issues resolved, all eight narrow-reef, conventional mining crews were in production by the end of fiscal 2013; the average mining grade achieved in the narrow-reef areas was also higher than expected, which in conjunction with the higher grades in the massives stopes resulted in an increase in MCF year on year by 2%. Collectively, this has enabled Target 1 to perform consistently and manage its ore reserves better, which is crucial to the mine’s success.

In fiscal 2013, Target 1 accounted for 11% (9% in fiscal 2012 and 8% in fiscal 2011) of our total gold production.

Safety: Reflecting the concerted effort in recent years to improve safety, Target 1 recorded a third consecutive fatality-free year. In the third quarter of fiscal 2013, Target 1 achieved three consecutive accident-free months as well as 54 consecutive months rail bound equipment injury-free. Target plant also recorded three injury-free quarters, while the shaft recorded an injury-free third quarter during fiscal 2013. The LTIFR regressed 78% to 3.66 per million hours worked (2012: 2.06) as a result of a challenging fourth quarter. The mine also achieved more than 1.5 million fall-of-ground fatality-free shifts as well as 1.5 million fatality-free shifts.

Plant: The ore from the operation is sent to Target Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Target Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Target 1	2013	2012	2011
Production
Tons (‘000)	790	869	805
Recovered grade (ounces/ton)	0.161	0.134	0.127
Gold produced (ounces)	127,542	116,708	102,110
Gold sold (ounces)	126,191	117,190	102,594
Results of operations ($)
Product sales (‘000)	203,388	196,397	140,363
Cash cost (‘000)	106,221	110,031	102,690
Cash profit (‘000)	97,167	86,366	37,673
Cash costs
Per ounce of gold ($)	842	940	968
Capex (‘000) ($)	37,521	33,290	42,059

Tonnages milled from Target 1 decreased significantly from 869,000 tons in fiscal 2012 to 790,000 tons in fiscal 2013. This decrease was mainly due to the loadings from the massive stopes being hampered by large rocks created by the high stress zones in Block 1 & 2. Maintenance of the average mining grades and continuing focus on clean-up and clean mining resulted in an improved recovery grade, which increased significantly from 0.134 ounces per ton in fiscal 2012 to 0.161 ounces per ton in fiscal 2013. Ounces produced increased by 9% to 127,542 in fiscal 2013, primarily as a result of higher grade massive stopes that were mined in the remaining pillars of Block 1 & 2. The average tons milled in fiscal 2013 was 65,833 tons per month, compared with 72,147 tons per month in fiscal 2012.

Revenue increased to US$203.4 million in fiscal 2013 as a result of the higher average gold price and the increase in ounces produced. Cash costs per ounce decreased from US$940/oz in fiscal 2012 to US$842/oz in fiscal 2013. This was mainly due to improved production from higher grade in the massive stopes and a reduction in cash costs.

Cash costs for Target 1 were US$106.2 million in fiscal 2013, compared with US$110 million in fiscal 2012. This decrease was primarily attributed to a decrease in maintenance costs on Target 1 compared to fiscal 2012 where unscheduled maintenance on load-haul dumpers (“LHDs”) and dump trucks negatively impacted on cash costs.

Tonnages milled from the Target 1 operations increased significantly from 805,000 tons in fiscal 2011 to 869,000 tons fiscal 2012. Ounces produced increased by 14% to 116,708 in fiscal 2012, primarily as a result of an increase in tons milled and the increase in the recovered grade. Maintenance of the average mining grades, and continuing focus on clean-up and clean mining resulted in an improved recovery grade which increased from 0.127 ounces per ton in fiscal 2011 to 0.134 ounces per ton in fiscal 2012. The average tons milled in fiscal 2012 was 72,147 tons per month compared with 67,083 tons per month in fiscal 2011.

Revenue increased from US$140.4 million in fiscal 2011 to US$196.4 million in fiscal 2012 as a result of the higher average gold price and the increase in ounces produced.

Cash costs for Target 1 were US$110.0 million in fiscal 2012, compared with US$102.7 million in fiscal 2011. This increase was primarily attributed to an increase in electricity costs and increased maintenance costs on Target 1 due to unscheduled maintenance on LHDs and dump trucks. Cash costs per ounce were US$940 in fiscal 2012, compared with US$968in fiscal 2011. This decrease was due to an increase in ounces produced.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proved and probable mineral reserves of 9.8 million tons (1.48 million ounces) will be sufficient for Target to maintain underground production until approximately 2024. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Target 1 incurred approximately R331 million (US$37.5 million) in capital expenditures in fiscal 2013, principally for ongoing capital development (R192 million (US$21.8 million)), development of Block 3 (R33 million (US$3.7 million)) and the replacement of production vehicles (R43 million (US$4.9 million)). We have budgeted R292 million (US$29.2 million) in fiscal 2014, principally for ongoing capital development and the replacement of production vehicles.

Target 3

Introduction: Target 3 (previously Loraine 3) and Freddies 7 & 9 shafts were acquired from Pamodzi FS in February 2010. Target 3 is situated near the town of Allanridge in the Free State Province, some 270 kilometers southwest of Johannesburg. Located on the northern limit of the Welkom Goldfields, the site is accessed via the R30 motorway situated between the towns of Bothaville and Welkom.

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

The gold mineralization currently exploited by Target 3 is contained within the Basal Reef, B Reef, A Reef (Kimberly Formation) and Elsburg Reef, a succession of Elsburg a pebble conglomerate reefs hosted by the Van Heeverrust (Eldorado Formation). Synclinal fold forms the major structural feature and is manifested as an asymmetric syncline whose axis trends N 15° W, with a general plunge of 10 - 12° north.

The dip of the western limb of the syncline is often in excess of 55° eastwards, however, due to local faulting and minor folding the reefs may be vertical in places. Below the EA1 Reef, all zones and reefs subcrop against either the Boulder Beds (Uitkyk) or against EA (van den Heeversrust) reefs. The lower EA Reefs (EA1-EA8) subcrop against either higher EA Reefs or Boulder Beds, while the upper reefs (EA12-EA15) generally appear to become more conformable with the Boulder Beds (Uitkyk). The subcrop areas also reveal evidence of alternating transgressive and regressive episodes in a relatively short space of geologic time. Below the EA1 Reef the underlying Rosedale Beds of the Eldorado Formation, the Aandenk Formation and the Dagbreek Formation all appear conformable with one another, although subtle very low angle unconformities exist between each one.

The eastern limb of the syncline has an almost constant dip of 10° to 25° dipping to the west, similar to that of the Uitkyk Beds.

North-south trending thrust faults (Rheedersdam Fault), which are confined to the western margin of the Goldfield and may have formed in response to either compressional forces or extensional forces.

The ‘Spes Bona’ thrust faults – of which two are major reverse faults both plunge to the north and attenuate northwards. To the south of 3 Shaft these reverse fault systems persist through the southern boundary of Loraine, and tie up with the Phillippi Fault, encountered near the western boundary of Freddies and eventually the Rheedersdam Fault. These faults displace the Basal Reef and cuts through an older set of faults which have their relative downthrows to the east. The set of Spes Bona thrust faults taken together as a reverse fault system still represent a major structural deformity.

The Target 3 Shaft ore body has characteristics that suit massive mining techniques in the Eldorados which enable design to be centered on a mechanized operation, utilizing employees from Target 1 skilled in this type of mining, to produce gold at low cash costs.

Mining operations: Target 3 is subject to the risks associated with underground mining detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks. The depth of the mine is approximately 2,174 metres and the hoisting capacity increase from 36,000 tons to 64,000 tons after the Barlow winder was commissioned. On the B-Reef, pre-development reef drives are being used to identify high grade zones, similar to the approach employed by Masimong.

Infrastructure improvements and shaft build-up continued during fiscal 2013. This included a new belt on 71 level to facilitate build-up of the sub-shaft on the higher grade Basal Reef. The improvements have resulted in better control of spillages and loading time of ore. Target 3 is currently busy with the installation of the measuring flask and loading bins on level 71 that will increase the hoisting capacity from 21,000 tons to 40,000 tons and eliminate spillage completely. The rock hoist winder up-grade in the sub-shaft has been completed.

Although challenges remain in improving sub-shaft conditions, the new fridge plant has supported access to more panels in the sub-shaft, contributing in turn to higher grades. Mining on non-critical development ends was halted at the interim stage, improving the recovery grade. Higher grades are expected when volumes mined from the sub-shaft increase.

In fiscal 2013, Target 3 accounted for 5% of our total gold production, compared to 3% in fiscal 2012 and 2% in fiscal 2011.

Safety: Reflecting the concerted effort in recent years to improve safety, Target 3 recorded a third consecutive fatality-free year. The LTIFR regressed by 16% to 8.75 per million hours worked (2012: 7.57). Target 3 achieved 1 million fatality-free shifts and 1 million fall-of-ground fatality-free shifts in fiscal 2013.

Plant: The ore from the operation is sent to Target Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Target Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Target 3	2013	2012	2011
Production
Tons (‘000)	355	348	83
Recovered grade (ounces/ton)(1)	0.147	0.104	0.106
Gold produced (ounces)(1)	52,277	36,106	25,882
Gold sold (ounces)(1)	51,859	36,298	26,718
Results of operations ($)
Product sales (‘000)	83,573	60,799	14,120
Cash cost (‘000)	57,635	55,123	13,987
Cash profit (‘000)	25,938	5,676	133
Cash costs
Per ounce of gold ($)(1)	1,116	1,523	1,513
Capex (‘000) ($)(1)	16,444	11,527	20,732

(1)	During fiscal 2011, 17,073 ounces were produced by Target 3 prior to it being considered to be in production. The revenue, amounting to US$24.8 million, has been credited against capital expenditure as the shaft was not considered to be in commercial production. The cost of these ounces has not been included in the cash cost per ounce amount. The calculation of grade also excludes these ounces.

Tonnages milled increased from 348,000 tons in fiscal 2012 to 355,000 tons in fiscal 2013. Maintenance of the average mining grades and increased grades in B and Basal Reefs in the sub-shaft resulted in an improved recovery grade which increased from 0.104 ounces per ton in fiscal 2012 to 0.147 ounces per ton in fiscal 2013. In fiscal 2013 ounces produced increased by 45% to 52,277 ounces, primarily as a result of an increase in the recovered grade. The average tons milled in fiscal 2013 was 29,583 tons per month, compared with 29,000 tons per month in fiscal 2012.

Revenue increased to US$83.6 million in fiscal 2013 as a result of the increase in ounces produced. Cash costs per ounce decreased from US$1,523/oz in fiscal 2012 to US$1,116/oz in fiscal 2013. This was mainly due to the increase in production from the sub-shaft. Cash costs for Target 3 were US$57.6 million in fiscal 2013, compared with US$55.1 million in fiscal 2012. This increase was primarily attributed to an increase in electricity costs of 9.6% as well as an increase in labour to meet the production profile. Cash costs per ounce were US$1,116/oz in fiscal 2013, compared with US$1,523/oz in fiscal 2012. This decrease was due to the increase in ounces produced as a result of the improved recovered grade in fiscal 2013.

Tonnages milled from the Target 3 operations increased significantly from 83,000 tons in fiscal 2011 to 348,000 tons in fiscal 2012. Ounces produced increased by 40% to 436,106 in fiscal 2012, primarily as a result of the build-up in production at Target 3. Recovery grade decreased marginally from 0.106 ounces per ton in fiscal 2011 to 0.104 ounces per ton in fiscal 2012. The average tons milled in fiscal 2012 was 29,000 tons per month, compared with 6,917 tons per month in fiscal 2011.

Cash costs for Target 3 were US$55.1 million in fiscal 2012, compared with US$13.9 million in fiscal 2011. This increase was primarily attributed to an increase in electricity costs, earlier than planned labour transfers to Target 3 from other Harmony operations to avoid retrenchments, and an increase in production. Cash costs per ounce were US$1,523 in fiscal 2012, compared with US$1,513 in fiscal 2011. This increase was due to higher labor, electricity and maintenance costs which were offset with the increase in production in fiscal 2012.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proved and probable mineral reserves of 7.3 million tons (1.26 million ounces) will be sufficient for Target 3 to maintain underground production until approximately 2029. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Target 3 incurred approximately R145 million (US$16.4 million) in capital expenditures in fiscal 2013, principally for ongoing capital development (R56 million (US$6.3 million)) the remainder was utilized for upgrading of engineering infrastructure. In fiscal 2014 we plan to spend R78 million (US$7.8 million) on capital development and R78 million (US$7.8 million) on upgrading and maintenance of the infrastructure.

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

Mining is conducted at depths ranging from 1,671 and 2,245 meters at Tshepong. The grade at Tshepong is sensitive to stoping width, and this is rigorously controlled by the under-cut mining method used at this mine.

The sub-71 project, which will connect Tshepong with Phakisa, remains on track. This project extends the existing double decline from 71 to 76 level to enable mining on both 73 and 75 levels. The project’s goal is to sink the decline to 76 level by June 2013 and this was achieved on target. Secondary support and construction work is estimated to complete by June 2014. Reef and waste in the decline area cannot be split at this point in time, due to the infrastructure in the decline area not being completed yet, which currently affects belt and therefore recovered grade.

Production was impacted by several labor disruptions during the June 2013 quarter, as well as by the closure of a section linked to Phakisa for ten days as a result of the underground fire at Phakisa. The fatality during the year resulted in four lost shifts in Section 114 due to the DMR stoppage and did not result in a stoppage for the entire mine.

During fiscal 2013, approximately 80% of the mining in Tshepong was on the edges of the main high-grade pay shoot. As mining continued south and north the grade values continue to be erratic and marginal. The continuation of the main higher grade pay shoot will be mined in the decline area once Sub 71 decline reaches full production and will have a positive effect on the average mining grade going forward.

The mine received integrated ISO 14001, OHSAS 18000 and ISO 9000 certification during fiscal 2012 and will be recertified in 2015. Compliance is monitored annually.

During fiscal 2013, Tshepong accounted for 12% (13% in 2012 and 16% in 2011) of our total gold production.

Safety: The overall safety performance improved, with LTIFR at 8.67 (2012: 12.54) per million hours worked. There was, regrettably, one fatality during the year (2012: two). Tshepong also recorded 1 million fatality-free shifts and more than 1.9 million fall-of-ground fatality-free shifts during fiscal 2013.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Tshepong	2013	2012	2011
Production
Tons (‘000)	1,147	1,359	1,481
Recovered grade (ounces/ton)	0.116	0.125	0.140
Gold produced (ounces)	133,554	169,980	207,950
Gold sold (ounces)	132,944	169,177	209,976
Results of operations ($)
Product sales (‘000)	213,869	285,644	287,257
Cash cost (‘000)	161,756	164,197	167,742
Cash profit (‘000)	52,113	121,447	119,515
Cash costs
Per ounce of gold ($)	1,212	973	810
Capex (‘000) ($)	35,195	37,068	39,030

Tons milled during fiscal 2013 decreased year on year by 16% to 1,147 tons in fiscal 2013 compared with 1,359 tons in fiscal 2012. Production during the year was impacted by inefficiencies related to long travelling distances between workplaces and the shaft. During the fourth quarter of fiscal 2013, Tshepong was affected by the fire at Phakisa, during which a section was sealed off and subsequently could not produce. Gold production decreased by 21% from 169,980 ounces in fiscal 2012 to 133,554 ounces in fiscal 2013. During fiscal 2013, the grade was negatively impacted by the lower-grade areas mined around the payshoot. The recovery grade decreased to 0.116 in fiscal 2013 compared with 0.125 in fiscal 2012. The decrease in the average mining grade is in line with the life-of-mine profile. The average tons milled in fiscal 2013 was 95,583 tons per month, compared with 113,250 tons per month in fiscal 2012.

Revenue decreased by 25% to US$213.9 million in fiscal 2013, primarily as a result of the lower ounces produced and sold. Cash costs for Tshepong were US$161.8 million in fiscal 2013, compared with US$164.2 million in fiscal 2012. Cash costs were primarily impacted by the annual increase in the costs of labor (7.5% to 10%) and the increase in electricity rates of 9.6% as well as the effect of inflation on costs of materials and supply contracts. Cash costs per ounce were US$1,212 in fiscal 2013, compared with US$973 in fiscal 2012. The increase in unit cost is attributable primarily to the decrease in the number of ounces of gold produced.

Tons milled decreased from 1,481,000 to 1,359,000 in fiscal 2012. Production output was disrupted by two fatal accidents during the year, as well as safety-related stoppages imposed by the DMR. Gold produced was 18% lower in fiscal 2012 at 169,980 ounces. This decrease was due to the lower tons mined, as well as the decrease in the recovery grade. The average tons milled in fiscal 2012 was 113,250 tons per month, compared with 123,417 tons per month in fiscal 2011.

Revenue reduced by 0.5% to US$285.6 million in fiscal 2012. Cash costs for Tshepong were US$164.2 million in fiscal 2012, compared with US$167.7 million in fiscal 2011. Cash costs per ounce US$973 in fiscal 2012, compared with US$810 in fiscal 2011. The increase in unit cost is attributable primarily to the decrease in the number of ounces of produced. The increase in cash costs were primarily due to increases in the cost of labor, increased in electricity as well as the effect of inflation on costs of material and supply contracts.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proved and probable mineral reserves of 24.2 million tons (3.8 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2029. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Tshepong incurred approximately R310 million (US$35.2 million) in capital expenditure during fiscal 2013. The expenditure was primarily for the decline project, ongoing development and the building of a medical hub on site. For fiscal 2014 capital expenditure of R276.4 million (US$27.7 million) is planned, primarily for ongoing capital development, the decline project, purchase of rescue packs for all underground employees, as well as a surface refrigeration project.

Unisel

Introduction: Unisel is located in the Free State Province, near Virginia. Unisel formed part of operations which also included the original Harmony mines, Brand shafts 1 and 3. By the end of fiscal 2011, only Unisel was still in operation, following the closure of Merriespruit 1 during December 2010. Mining is conducted at Unisel at depths ranging from 1,000 meters to 2,000 meters. Ore is treated at the Harmony 1 Plant.

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

Unisel is situated to the west of the De Bron Fault. Dips are mostly towards the east, averaging 30 degrees but become steeper approaching the De Bron Fault. The western margin area is bound by synclines and reverse thrusts faults and is structurally complex. Towards the south and west, reefs sub-crop against overlying strata, eventually cutting out against the Karoo to the west of the lease area.

Most of the mineral resource tends to be concentrated in reef bands located on one or two distinct unconformities. A minority of the mineral resource is located on other unconformities. Mining that has taken place is mostly deep-level underground mining, exploiting the narrow, generally shallow dipping tabular reefs.

The Basal Reef is the most common reef horizon. It varies from a single pebble lag to channels of more than two meters thick. It is commonly overlain by shale, which thickens northwards. To the south, the shale is not developed. The second major reef is the Leader Reef, located 15-20 meters above the Basal Reef. Further north, it becomes poorly developed with erratic grades. The reef consists of multiple conglomerate units, separated by thin quartzitic zones, often totaling up to 4 meters thick. A selected mining cut on the most economic horizon is often undertaken.

The Middle Reef, a secondary reef, is mined at Unisel where it comprises approximately 5% of the shaft production. The Middle Reef is a localized channel deposit and lies at irregular elevations between the Basal and the Leader reef.

Mining Operations: The operations are subject to the underground mining risks detailed in the Risk Factors section. Due to the shallow to moderate depths of the underground operations, seismicity related problems are relatively infrequent with the exception of the deeper areas on the eastern margin of the operations where the problem receives constant attention. We regularly revisit our mining strategy and management procedures in connection with our efforts to mitigate risks of these problems. There is a limited risk of subterranean water locally and/or gas intersections in some areas of the mine. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken. The principal challenges at the operations of achieving optimal volumes and grades of ore production are addressed by stringent mineral reserve management.

At Unisel, both Basal and Leader Reef development produced good results by focusing on areas in the E block. Although the cooling project has been completed, environmental restraints remain a concern. Middle Reef development is focused primarily on level 12 in the decline after which the focus will move to level 13. No development was undertaken on the A or B Reefs. Overall, the shaft produced reserves on the Basal and Leader Reefs. Future development will continue to focus more on the better-grade E block and portions of the Brand 5 shaft pillar. Focus on underground environmental conditions and ongoing training of crews led to an increase in tons produced

In fiscal 2013, the Unisel operation accounted for approximately 5% (4% in fiscal 2012 and 5% in fiscal 2011) of Harmony’s total gold production.

Safety: Unisel recorded an improved performance across several safety indicators during the year, reflecting the benefits of an improved relationship with organised labour. The safety record during fiscal 2013 improved to an LTIFR of 12.27 (2012: 15.83) per million hours worked. Regrettably there was one fatality during fiscal 2013 (2012: one). Unisel recorded over 1.7 million fall-of-ground fatality-free shifts during fiscal 2013.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Unisel Operations	2013	2012	2011
Production
Tons (‘000)	492	434	500
Recovered grade (ounces/ton)	0.118	0.118	0.125
Gold produced (ounces)	58,289	51,216	62,661
Gold sold (ounces)	58,000	51,056	63,497
Results of operations ($)
Product sales (‘000)	93,483	86,454	86,693
Cash cost (‘000)	64,307	63,609	62,999
Cash profit (‘000)	29,176	22,845	23,694
Cash costs
Per ounce of gold ($)	1,111	1,253	1,009
Capex (‘000) ($)	8,833	9,150	11,373

Tons milled from the Unisel operation improved to 492,000 in fiscal 2013, compared with 434,000 in fiscal 2012, and ounces produced improved to 58,289 in fiscal 2013, compared with 51,216 in fiscal 2012. This is mainly attributable to the improvement in our production year on year as a result of improved conditions in the E block and the ongoing training program conducted at Unisel, while our recovered grade stayed constant from fiscal 2012 to 2013 at 0.118 ounces per ton. The average tons milled in fiscal 2013 was 41,000 tons per month, compared with 36,167 tons per month in fiscal 2012.

Revenue increased from US$86.5 million in fiscal 2012 to US$93.5 million in fiscal 2013. The increase is mainly due to the increase in tons milled and ounces produced. Cash costs increased marginally by 1% in fiscal 2013 to US$64.3 million in fiscal 2013, compared with US$63.6 million in fiscal 2012. The increase was mainly due to the increase in our production from fiscal 2012 to 2013. Cash costs per ounce were US$1,111 in fiscal 2013, compared with US$1,253 in fiscal 2012. This decrease was attributable primarily to an improvement in our ounces produced by 14% for fiscal 2013.

Tons milled from the Unisel operation decreased to 434,000 in fiscal 2012, compared with 500,000 in fiscal 2011, and ounces produced were 51,216 in fiscal 2012, compared with 62,661 in fiscal 2011. This is mainly attributable to the safety stoppages by the DMR and a slow start up after the Christmas break. The recovered grade decrease from 0.125 ounces per ton in fiscal 2011 to 0.118 ounces per ton in fiscal 2012. The slightly higher recovered grade year on year did not contribute significantly to the lower ounces produced. The average tons milled in fiscal 2012 was 36,167 tons per month, compared with 41,667 tons per month in fiscal 2011.

Cash costs increased by 1% in fiscal 2012 to US$63.6 million, compared with US$62.9 million in fiscal 2011. Cash costs per ounce were US$1,253 in fiscal 2012, compared with US$1,009 in fiscal 2011. This increase was attributable primarily to an 18% drop in ounces produced for fiscal 2012.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 3.1 million tons (0.39 million ounces) will be sufficient for the Unisel operation to maintain production until approximately 2019. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.

Capital Expenditure: Unisel incurred approximately R78 million (US$8.8 million) in capital expenditures at the Unisel operation in fiscal 2013, principally for ongoing capital development. We have budgeted R79 million (US$7.9 million) in fiscal 2014. The majority of this capital will be spent on the ongoing development capital, major equipment repairs/replacements and shaft projects, as well as the hostel privatization project.

Metallurgy

Harmony has eight metallurgical plants in South Africa. Details are discussed below.

Doornkop Plant

The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which was used to treat waste rock and other surface accumulations. It is now treating all ore from underground mining at the Doornkop and some of the ore from Gold One’s Cooke operations. The plant is serviced by a surface rail network from the Cooke shafts and by a conveyor belt configuration system from Doornkop shaft. During fiscal 2010 a split-stream configuration for the milling thickening and thickener underflow process that isolates the Doornkop ore from the ore from Gold One, which is treated in terms of a toll agreement, was adopted to improve the accuracy of gold accounting to the respective companies.

The following table sets forth processing capacity and average tons milled during fiscal 2013 for the Doornkop plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2013
	(tons/month)	(tons/month)
Doornkop Plant	242,500	163,738

In fiscal 2013, the Doornkop plant recovered approximately 94.82% of the gold contained in the ore delivered for processing.

Harmony One Plant

The ore from Bambanani, Tshepong, Masimong, Unisel and Phakisa is sent to Harmony One Plant for processing. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant processing ore that has been milled by fully-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion.

The following table sets forth processing capacity and average tons milled during fiscal 2013 for the Harmony One Plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2013
	(tons/month)	(tons/month)
Harmony One Plant	390,000	368,779

In fiscal 2013, Harmony One Plant recovered approximately 94.99% of the gold contained in the ore delivered for processing.

Joel Plant

The Joel Plant is a hybrid CIP/CIL plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and place the plant under care and maintenance. Joel Plant was re-commissioned in November 2009 and during fiscal 2013 the plant processed an average of 50,929 tons per month with two mills. This comprised 100% reef. The current monthly capacity is 80,000 tons of rock.

The following table sets forth processing capacity and average tons milled during fiscal 2013 for the operating plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2013
	(tons/month)	(tons/month)
Joel Plant	80,000	50,929

In fiscal 2013, the Joel Plant operations recovered approximately 94.96% of the gold ore delivered for processing.

Kalgold Plant

Ore is trucked from the pit at Kalgold and is directly tipped into the feed bin of the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to less than 75 micron for the leaching process. The plant was evaluated by a team of internal and external experts, which then prepared an action plan to address outstanding maintenance and implement improvements. The activities include replacing the carbon in-leach tanks. The plant refurbishment project will be completed in third quarter of fiscal 2014.

The following table sets forth processing capacity and average tons milled during fiscal 2013 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2013
	(tons/month)	(tons/month)
CIL	145,000	116,515

In fiscal 2013, the plant at our Kalgold operations recovered approximately 81.46% of the gold contained in the ore delivered for processing.

Kusasalethu Plant

Commissioned in 1978, the Kusasalethu Plant consists of milling in closed circuit with primary and secondary hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Ore from Kusasalethu underground operations is delivered to the plant for treatment via conveyor belt after being hoisted from underground. Loaded carbon from the Kusasalethu Plant is transported by road to the Kinross Plant (at Evander, which was sold in February 2013) for elution, electro-winning and smelting to produce gold. During fiscal 2013 construction of an elution plant was started and was commissioned in September 2013. Elutions from the Kinross Plant will be phased out systematically from the second quarter of fiscal 2014. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility.

The following table sets forth processing capacity and average tons milled during fiscal 2013 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2013
	(tons/month)	(tons/month)
Kusasalethu Plant	165,000	59,228

In fiscal 2013, the Kusasalethu Plant recovered approximately 96.0% of the gold contained in the ore delivered for processing.

Target Plant

The ore from Target 1 and Target 3 is sent to Target Plant for processing. Target Plant was commissioned in November 2001 and currently treats both underground ore and surface sources, which include both waste rock dump and plant clean up material. The process route comprise of a closed circuit SAG mill as well as a closed circuit ROM mill. Both these mills are in closed circuit with hydro-cyclones. The milling circuit is followed by thickening, cyanide leaching, CIP adsorption, elution, electro-winning, smelting and tailings disposal. Both the milling circuits are incorporated in the gravity concentration circuit and the concentrates from this circuit are processed via intensive cyanidation and electro-winning.

The following table sets forth processing capacity and average tons milled during fiscal 2013:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2013
	(tons/month)	(tons/month)
Target Plant	105,000	98,445

In fiscal 2013, the Target Plant recovered approximately 96.35% of the gold contained in the ore delivered for processing.

Other — Surface

Introduction: Other — Surface consists of Kalgold, Phoenix and the other tailings retreatment operations. As the results of operations for Other — Surface consist primarily of the results from Kalgold and Phoenix, these two operations are discussed separately.

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

Volumes at Kalgold increased by 4% in fiscal 2013, due to improved availability of the pre-primary crusher for fiscal 2013. Gold produced increased by 28% to 42,825 ounces. The Kalgold plant was evaluated by a team of internal and external experts, which then prepared an action plan to address outstanding maintenance and implement improvements. A project to replace the carbon in-leach tanks was commissioned in the first quarter of fiscal 2013. The plant paving footprint project started in the fourth quarter of fiscal 2013 and will be completed in the second quarter of fiscal 2014. Two replacement mills were bought to replace the current A&B mills; this project and the plant refurbishment project will be completed in third quarter of fiscal 2014.

The Watertank pit was mined out in fiscal 2013 and all mining activities moved to A zone pit with full production from only A zone pit from the third quarter of fiscal 2013. All planned mining volumes for fiscal 2013 were exceeded. Harmony continued with brownfields exploration in areas surrounding the Kalgold operation.

In fiscal 2013, the Kalgold operations accounted for approximately 4% (3% in fiscal 2012 and fiscal 2011) of our total gold production.

Safety: The Kalgold operations recorded another fatality-free year during fiscal 2013. The Kalgold operations had a LTIFR of 3.87 (2012: 1.27) per million hours worked in fiscal 2013. Kalgold also recorded more than 1.5 million fatality-free shifts during the year.

Plant: The ore from the operation is sent to Kalgold Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Kalgold Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Kalgold	2013	2012	2011
Production
Tons (‘000)	1,542	1,480	1,775
Recovered grade (ounces/ton)(1)	0.028	0.023	0.023
Gold produced (ounces)(1)	42,825	33,469	40,285
Gold sold (ounces)(1)	40,607	33,630	41,828
Results of operations ($)
Product sales (‘000)	64,689	56,931	57,064
Cash cost (‘000)	42,694	40,003	45,473
Cash profit (‘000)	21,995	16,928	11,591
Cash costs
Per ounce of gold ($)(1)	1,071	1,176	1,135
Capex (‘000) ($)	5,948	9,836	2,631

Tons milled increased from 1,480,000 in fiscal 2012 to 1,542,000 in fiscal 2013. Recovery grade improved to 0.028 in fiscal 2013 from 0.023 in fiscal 2012, primarily as a result of higher grades from the A Zone area. Ounces produced increased by 28% to 42,825 in fiscal 2013, compared with 33,469 in fiscal 2012, due to the higher volumes and improved recovery grade. The average tons milled in fiscal 2013 was 116,495 tons per month, compared with 111,865 tons per month in fiscal 2012.

Revenue increased by 14% to US$64.6 million in fiscal 2013, due to the increase in ounces produced. Cash costs per ounce decreased by 9% to US$1,071/oz, mainly due to the higher ounces produced. Cash costs increased from US$40.0 million in fiscal 2012 to US$42.7 million in 2013 due to the increase in production as a result of opening the A Zone pit in fiscal 2013.

Tons milled decreased from 1,775,000 in fiscal 2011 to 1,480,000 in fiscal 2012. Ounces produced decreased by 17% to 33,469 in fiscal 2012, compared with 40,285 in fiscal 2011, due to the lower volumes. This decrease was due to breakdown in pre-primary crusher in the first quarter of 2012. The average tons milled in fiscal 2012 was 111,865 tons per month, compared with 134,187 tons per month in fiscal 2011.

Revenue decreased from US$57.1 million in fiscal 2011 to US$56.9 million in fiscal 2012, mainly due to the decrease in ounces produced; however, the decrease in production was offset due to the higher average gold price received. Cash costs decreased from US$45.4 million in fiscal 2011 to US$40.0 million in 2012. Cash costs per ounce increased by 4% in fiscal 2012 to US$1,176/oz, mainly due to the lower ounces produced.

Assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 26.5 million tons (0.76 million ounces) will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2028. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately R52 million (US$5.9 million) in capital expenditures at the Kalgold operations in fiscal 2013, primarily for plant refurbishment. Harmony budgeted R68 million (US$6.8 million) for capital expenditures in fiscal 2014, primarily for plant refurbishment.

Phoenix

Introduction: Phoenix is a tailings retreatment operation, located at Virginia and adjacent to our current and historical mining operations in the Free State Province. The Saaiplaas plant is used for the treatment of the material from this project. During the year, Harmony entered into agreements to dispose of 30% of the operation to BEE shareholders. The transaction was concluded on June 25, 2013. Refer to note 34 of the consolidated financial statements for details on the accounting treatment of the transaction.

History: The project commenced during fiscal 2007 and is aimed at treating the surface sources from our operations in the Free State Province.

Safety: Safety at the Phoenix operations improved year-on-year in fiscal 2013 with no lost time injuries reported. LTIFR improved to 0 per million hours worked from 2.54 per million hours worked in fiscal 2012. There were no fatalities during fiscal 2013 (2012: none). The plant recorded 2,455 reportable injury-free days in fiscal 2013.

Plant: The Saaiplaas Plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. During 2007, the ROM mills were de-commissioned and the plant started treating slime from Dam 22 and Brand A tailings storage facilities. The plant currently processes reclaimed slime at 6 million tons per annum.

The following table sets forth processing capacity and average tons milled during fiscal 2013 for the Saaiplaas plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2013
	(tons/month)	(tons/month)
Saaiplaas Plant	500,000	446,493

In fiscal 2013, Saaiplaas Plant recovered approximately 43.4% of the gold contained in the material delivered for processing.

Mining operations: Phoenix, which began five years ago, involves retreating around 6 million tons annually at plant capacity. Phoenix operations were severely hampered by residue deposition dam stability concerns resulting in tonnage reduction to 423,000tpm upon recommendation from the consultants. A major capital project to construct a new cyclone dam on the St Helena 1, 2, 3 dam footprint for depositing the full plant residue tonnage at 500,000tpm was completed and commissioned during March 2013.

A new standalone compressor plant was installed as a partially ESKOM funded project to save power consumption and costs, was commissioned successfully in August 2012.

Plant recovery dropped from 46.3% to 43.4% year-on-year, due to slow gold dissolution through the CIL circuit resulting in high soluble gold losses increasing from 0.021g/t in fiscal 2012 to 0.030g/t in fiscal 2013. Plans to increase processed volumes up to 992,000 tons per month, at which rate the life of the project is around 12 years, remain on hold pending further investigation and consideration of options involving potentially converting Central plant to slime treatment when the surface sources are depleted.

During fiscal 2013, Phoenix accounted for 2% of our total gold production (2% in fiscal 2012 and 1.5% in fiscal 2011).

Production analysis:

	Fiscal Year Ended June 30,
Free State (Phoenix)	2013	2012	2011
Production
Tons (‘000)	5,908	5,509	5,846
Recovered grade (ounces/ton)	0.005	0.005	0.003
Gold produced (ounces)	26,588	26,427	18,937
Gold sold (ounces)	25,882	26,749	18,873
Results of operations ($)
Product sales (‘000)	41,397	44,939	25,847
Cash cost (‘000)	25,497	25,981	20,761
Cash profit (‘000)	15,900	18,958	5,086
Cash costs
Per ounce of gold ($)	986	966	1,141
Capex (‘000) ($)	17,690	3,800	3,108

Tons milled increased by 7.24% year on year to 5,908,000 tons attributed to the early commissioning of the new cyclone residue dam. Ounces produced increased from 26,427 ounces in fiscal 2012 to 26,588 in fiscal 2013 as a result of the increase in tons milled. The recovered grade remained consistent at 0.005 in fiscal 2013.

Revenue decreased by 7.9% to US$41.4 million in fiscal 2013 as a result of the decrease in the average gold price received in fiscal 2013. Cash costs per ounce in fiscal 2013 were US$986/oz, compared with US$966/oz in fiscal 2012, due to an increase in labor costs, the increase in electricity tariffs of 9.6%, and the increase in the cost of reagents.

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

Revenue increased by 74% to US$44.9 million in fiscal 2012, as a result of the higher average gold price received and the increased gold production. Cash costs were US$25.9 million in fiscal 2012, compared with US$20.8 million in fiscal 2011, primarily due to the higher costs of reagents, power unit cost increases, increased water pumping costs and increased mining contractor costs. Cash costs per ounce reduced during fiscal 2012 to US$966/oz, compared with US$1,141 in fiscal 2011, due to the improved recovery and increase in ounces produced more than offsetting the increase in cost of consumables, water pumping, contractors and electricity increases.

Capital Expenditure: We incurred approximately R156 million (US$17.6 million) capital expenditure in fiscal 2013, mainly for to build the cyclone dam and also for the new standalone compressor plant. For 2014, R1 million (US$0.1 million) is planned, mainly for the reclaim pump stations and a carbon store.

Discontinued operations

Evander

Introduction: The Evander operations are located in the province of Mpumalanga in South Africa and comprise an amalgamation of the former Kinross, Bracken, Leslie and Winkelhaak mines into a mining right of 36,898 hectares, and additional adjacent prospecting rights comprising 19,933 hectares. Ore is treated at the Kinross plant. An agreement in principle to sell the Evander operations was signed on May 30, 2012. All conditions precedent in the sales agreement were met and the sale of the Evander operations to Pan African was concluded on February 28, 2013.

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

Mining Operations: Due to the fact that the Evander mining operations were only included in the Harmony Group for eight months before the sale of operations was concluded, there is no comparative data to report for fiscal 2013. The discussion included below pertains to fiscal 2012 and fiscal 2011.

Production analysis:

	Fiscal Year Ended June 30,
Evander	2013(1)	2012	2011
Production
Tons (‘000)(2)	430	704	916
Recovered grade (ounces/ton)(2)	0.146	0.154	0.096
Gold produced (ounces)(2)	62,855	108,317	87,900
Gold sold (ounces)(2)	60,862	108,123	88,544
Results of operations ($)
Product sales (‘000)(2)	102,256	180,809	121,452
Cash cost (‘000)(2)	63,397	98,684	26,167
Cash profit (‘000)(2)	39,958	82,125	26,167
Cash costs
Per ounce of gold ($)(2)	1,009	919	1,070
Capex (‘000) ($)(2)	16,419	22,817	28,102

(1)	Amounts include results up until the end of February 2013.
(1)	Amounts include production from surface sources.

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

Revenue increased from US$121.5 million in fiscal 2011 to US$180.8 million in fiscal 2012 as a result of the increase in ounces produced. The decrease in cash costs from US$1,070 per ounce in fiscal 2011 to US$919 per ounce in fiscal 2012 was attributable primarily to the increase in gold ounces produced in fiscal 2012 compared to fiscal 2011 due to the improvement in recovered grade.

Capital Expenditure: Harmony incurred approximately R140 million (US$16.4 million) in capital expenditures at the Evander operations in fiscal 2013. The expenditure was primarily for the re-engineering project at Evander 8 as well as ongoing development.

International Mining Operations

Papua New Guinean Operations and Exploration

HARMONY PAPUA NEW GUINEA OPERATIONS: JUNE 30, 2013

Indonesia
Papua New Guinea
Australia
Wewak
AMANAB
Madang
Rabaul
Grasberg
Frieda River
Ok Tedi
Porgera
HIRANE/KOPIAGO
TARI
MOUNT HAGEN
Kainantu
WAFI-GOLPU
HIDDEN VALLEY
Arawa
Daru
Port Moresby

Harmony MMJV
1 Wafi-Golpu
2 Hidden Valley
Harmony Gold (PNG) EXPLORATION PROJECTS
3 Amanab
4 Hirana
5 Tari
Grasberg
Frieda River
Ok Tedi
Porgera
WAFI-GOLPU
N
0
400
800
kilometres
Irain/Papuan Fold and Thrust Belt
Papua Ultramatic Belt
Aure Trough

Overview

Introduction: Fiscal 2013 was the fifth year of the Morobe Mining Joint Venture between Harmony and Newcrest. The Morobe Mining Joint Venture comprises the following three 50:50 joint ventures:

1.	the Hidden Valley Joint Venture;

2.	the Wafi-Golpu Joint Venture; and

3.	the Morobe Exploration Joint Venture.

Outside of the Morobe Province, Harmony has expanded the PNG exploration portfolio with three key projects that are 100% owned:

1.	Mount Hagen in the Western Highlands;

2.	Amanab in the Sandaun Province; and

3.	Tari in the Southern Highlands Province.

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

Exploration expenditure in PNG for fiscal 2013 was US$73.2 million. This breaks down into US$58.4 million as Harmony’s 50% contribution to the Morobe Mining Joint Venture exploration program and US$14.8 million for Harmony 100% projects. Results from exploration work have been highly encouraging, with resource drilling outlining higher grades in the upper levels of the Golpu copper-gold deposit and high-grade extensions of the deposit at depth that remain open. A number of targets with the potential for major stand-alone gold and copper/gold deposits were identified and advanced to the drill testing phase.

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

The mine comprises a mining lease and access easement in the Wau District of Morobe Province, PNG and is located 210 kilometers north-northwest of Port Moresby and 90 kilometers south-southwest of Lae, the two largest cities in PNG. Access to the project is by sealed road from the deepwater port of Lae to Bulolo and an all-weather gravel road from Bulolo to the Hidden Valley mine site.

Two separate open pits are in operation, being Hidden Valley-Kaveroi (“HVK”) pit, and Hamata pit. The processing plant has been constructed to process a nominal 4.2 million tonnes (dry metric) of ore per year from the two pits.

History: Alluvial gold was first discovered at Hidden Valley in 1928 but it was not until the early 1980’s that the area was investigated by CRA Exploration using modern exploration techniques that resulted in the discovery of the Hidden Valley and Kaveroi gold deposits on EL 677. The Hamata deposit was discovered and first drilled by RGC Ltd in 1987 on EL497. The two tenements were subsequently acquired and combined into the one project by Australian Goldfields Ltd (“AGF”) in 1997. A number of feasibility studies have been prepared for the Hidden Valley Project by the various owners, including one by Abelle in 2003. Harmony extensively reviewed and updated the Abelle feasibility study during fiscal 2006 which was presented to the board during June 2006 with subsequent approval given for construction of the project. In late 2007, Harmony began a search for a partner to partake in all of our Morobe Province PNG mining and exploration activities, culminating in the selection of Newcrest in 2008.

Mining operations: The HVK pit, at an elevation of between 2,500 meters and 2,700 meters above sea level, is the larger pit supplying the majority of the ore and is located some 5 to 6 kilometers from the processing plant. Ore from HVK is delivered to the plant by an Overland Conveyor (“OLC”). The smaller Hamata pit is directly adjacent to the processing plant and is at an elevation of between 1,850 meters and 2,040 meters above sea level. The resources are mined in a sequence that sees the low silver, high gold Hamata ore mined in conjunction with the Hidden Valley/Kaveroi oxide/transition ores (high silver), to be followed by the Hidden Valley/Kaveroi primary ores.

A total of 4.1 million tons (100% basis) of ore was milled during fiscal 2013. All the de-bottlenecking projects in the process plant, other than the upgraded oxygen plant, were completed during the fiscal year and the facility demonstrated that the nameplate throughput of 4.6 million tons (100% basis) per annum can be sustained. Further detailed study work to better understand the scope of work and capital budget required to increase the processing plant capacity to 5.2 million tons (100% basis) per annum will be undertaken during the next 12-24 months.

Increased waste stripping (to expose the ore) in the open pit mining process was also attended to during the past financial year and the planned 2014 monthly rates were comfortably achieved every month during the last quarter of fiscal 2013.

Throughout the past year truck haulage from the HVK pit to the processing plant supplemented the OLC to ensure that the delivery of ore to the processing plant was optimised. The project to upgrade and integrate the crusher and OLC system commenced execution during the latter half of the year and the project was in performance testing as part of the commissioning of the system at the end of fiscal 2013. It is expected that the system will achieve the planned throughput early in the next fiscal year reducing the cash cost of the operation by eliminating the truck haulage of HVK ore.

The mine produced (50% Harmony share basis) 85,007 ounces of gold and 856,309 ounces of silver during the fiscal year. Current estimates are that at annual full production over 14 years, Hidden Valley will produce (50% basis) on average 112,500 ounces of gold and 1.5 Moz of silver annually.

Hidden Valley mine was connected to the national electricity grid in fiscal 2011. The supply has steadily increased during the past financial year, with 90% of the site requirements during the last quarter of fiscal 2013 supplied from the national grid. This has resulted in a significant decrease in operational cost for the mine by reducing the diesel requirements for power generation by 80% during the past fiscal year.

All waste rock mined at Hidden Valley is either used to build the tailings storage facility or retained in waste rock dumps on site so that the potential for impacts on the environment are minimized and managed effectively. The construction of waste rock dumps in the wet, steep terrain at Hidden Valley is challenging and innovative waste dump designs are being implemented. Available waste rock dump capacity to match the targeted HVK mining rate is critical and dump construction is planned for the next fiscal year to increase available capacity.

Implementation of Hidden Valley’s policy of community engagement and local employment, as well as training local employees, continued throughout the year and a review of the memorandum of agreement (“MOA”) between Hidden Valley, the landowners and the government commenced during the latter parts of the financial year.

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

Discrete zones of intense stockwork fracture and mineralized veining comprise individual lodes. At the Hidden Valley deposit, gold and silver are related to the flat-lying Hidden Valley Zone (“HVZ”) and steeply-dipping (Kaveroi Creek Zone, “KCZ”) sheeted vein swarms associated with an underlying shallow thrust. The Hamata deposit gold is contained with structurally controlled shallow dipping veins associated with sericite-pyrite alteration.

Safety: The implementation of a comprehensive risk management strategy at Hidden Valley is evident in the good safety performance for the year, with no fatalities (2012: none) and only one lost-time injury, resulting in an LTIFR of 0.15 (2012: 0.75). A key aspect of the risk management strategy is ensuring that each work function is undertaken within a risk management framework, and that hazards are identified and managed to maintain this safety performance.

Plant: The processing plant production rate is 4.2 million tonnes of ore per annum and operates using process routes that complement the metallurgical characteristics of the ore types mined. The processing plant operates as:

(a)	a primary crushing plant for the low silver Hamata ores;

(b)	a primary and secondary crushing plant for Hidden Valley / Kaveroi ore; and

(c)	a combined treatment of all ore through grinding, gravity gold recovery, flotation, flotation concentrate leaching and counter-current decantation circuit (“CCD”) with Merrill-Crowe zinc precipitation, CIL of flotation and CCD tailings, gold room to produce bullion bars and tailings detoxification via the INCO process.

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

Production analysis (50% basis):

	Fiscal Year Ended June 30,
Hidden Valley	2013	2012	2011
Production
Tons milled (‘000)(1)	2,033	1,948	1,852
Tons mined (‘000)(1)	1,964	2,205	2,167
Recovered grade (ounces/ton)
- Gold	0.042	0.046	0.054
- Silver	0.420	0.440	0.401
Gold produced (ounces)	85,007	88,800	100,246
Silver product (ounces)	856,309	857,540	673,032
Gold Sold (ounces)	84,299	89,315	101,017
Results of operations ($)
Product sales (‘000)	134,779	149,787	139,688
Cash cost (‘000)	136,443	109,595	102,294
Cash profit (‘000)	(1,664)	40,192	37,394
Cash costs
Per ounce of gold ($)	1,611	1,238	993
Capex (‘000) ($)	57,343	38,168	41,376

(1)	The Hidden Valley operation stockpiles low grade ore, which is accounted for as inventory. Tons milled can be greater than tons mined during the year as a result of processing these stockpile tons.

Ore tons mined decreased 11% to 1,964,000 tons in fiscal 2013. Tons milled by the plant increased from 1,948,000 in fiscal 2012 to 2,033,000 in fiscal 2013. This was despite downtime to the overland conveyor for belt repairs and extreme wet weather events during the summer adversely affecting the haulage of ore to the mill from mining operations. Ounces of gold produced decreased to 85,007 in fiscal 2013 compared with 88,800 in fiscal 2012 due to lower gold grade and lower recoveries.

Revenue decreased by 10% to US$134.8 million in fiscal 2013 due to the lower average gold price received and lower grades recovered. Cash costs increased from US$109.6 million in fiscal 2012 to US$136.9 million in fiscal 2013, primarily due to increased truck haulage and increased contractor costs. Cash costs per ounce increased by 30% to US$1,611/oz, due to the lower produced ounces, as well as the other factors mentioned above.

Ore tons mined increased 2% to 2,205,000 tons in fiscal 2012. Tons milled by the plant increased from 1,852,000 in fiscal 2011 to 1,948,000 in fiscal 2012. This was despite downtime to the overland conveyor for belt repairs and extreme wet weather events during the summer adversely affecting the haulage of ore to the mill and from mining operations. Ounces produced decreased to 88,800 in fiscal 2012 compared with 100,246 in fiscal 2011 due to lower gold grade and lower recoveries.

Revenue increased by 7% to US$149.8 million in fiscal 2012 due to the higher average gold price received. Cash costs increased from US$102.3 million in fiscal 2011 to US$109.6 million in 2012 primarily due to increased truck haulage and significant strengthening in the Kina against US dollars. Cash costs per ounce increased by 25% to US$1,238/oz, due to the lower produced ounces, as well as the other factors mentioned above.

Assuming no additional reserves are identified, and at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 2.267 million ounces of gold and gold equivalents will be sufficient for the operation to maintain production until approximately fiscal 2026. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Attributable capital expenditure by Harmony during the year was US$57.3 million, which included work on approved mine development (sustaining capital) projects, further process plant debottlenecking (including the upgraded oxygen plant which will be commissioned early during the next fiscal year), new mobile equipment and the crusher and OLC upgrade. Harmony’s portion of the capital budgeted for fiscal 2014 is US$20.7 million.

Exploration in PNG

The Morobe JV land holding comprises some 4,173 km2 of tenure. The tenements sit in a broader strategic alliance area where both Harmony and Newcrest operate as JV partners. The tenement package encompasses the Wafi-Golpu and Hidden Valley projects and is a key strategic holding in the Morobe goldfields district. Although prospecting and mining activities date back to the early 1900s, the true potential of the district is only now beginning to crystallise. Fiscal 2013 exploration expenditure for the Morobe JV totaled A$39.7 million.

The 2013 work program focused on the Wafi-Golpu pre-feasibility study, with a significant amount of drilling (54,265m) mostly focussed the upper levels of the deposit. Outside of the Wafi-Golpu project area, greenfields exploration continued, with drill programs conducted on five separate prospects in the Morobe JV area. Exploration statistics for fiscal 2013 include:

•	diamond drilling; and

•	2,956 surface samples (soils, rock chips, trenches).

The underlying strategy of the MMJV exploration program is threefold:

•	Wafi-Golpu:

•	resource definition and brownfields exploration to develop Wafi-Golpu into a second mining operation for the MMJV; and

•	Wafi transfer — greenfields exploration targeting discovery of additional resources to expand Wafi-Golpu into a mineral district;

•	Hidden Valley district — brownfields exploration in a 10km radius of the Hidden Valley plant to develop resources to replace mining depletion and supplement millfeed with high grade ore, and support expansion; and

•	regional greenfields exploration — develop a project pipeline capable of delivering additional quality resources and sustaining future growth and operations in the province.

Work programs and results for these activities are detailed below.

The drilling success highlights the fact that the region is under-explored and still has significant potential for the discovery of additional multimillion-ounce gold deposits. Accordingly, the Morobe Exploration JV proposes to spend A$74 million on exploration in fiscal 2014, of which A$37 million will be Harmony’s share. This includes drilling costs incurred on the Golpu project resource definition program.

Wafi-Golpu Project

Introduction: The Wafi-Golpu JV prospect is a 50:50 joint venture with Newcrest of Australia. Harmony’s ownership is through its wholly-owned subsidiary, Wafi Mining Limited. The first exploration at Wafi dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991, and AGF subsequently farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when it merged with Aurora in 2002. We assumed control of the Wafi Project by way of the acquisition of Abelle in 2003. The project is held under 2 contiguous exploration licenses (EL 440, and EL 1105), totaling 130.5 square kilometers. The Wafi-Golpu Project comprises a porphyry and epithermal copper and gold system within a 2.5km x 2.5km area and contains numerous lodes including the Golpu copper gold porphyry, the Nambonga gold copper porphyry and the Wafi epithermal gold lodes. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs in the form of extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration.

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

Project Status: The fiscal 2013 drill program undertaken at Wafi-Golpu comprised 54,000m and was undertaken in order to develop orebody knowledge for the Golpu deposit and surrounds for informing various pre-feasibility studies and development concepts.

The Wafi-Golpu deposits were developed as part of an intrusive complex localized within the Wafi transfer structure. The intrusive complex has a footprint of roughly 2.5 by 2.5 kilometer, centred on a diatreme breccia. Golpu represents a zoned multiphase porphyry copper-gold deposit off the northeastern margin of the diaterme. The potassic core (K feldspar-biotite-

magnetite-bomite-chalcopyrite) of the mineralized porphyry grade outwards into propylitic alteration (chlorite-epidote-pyrite +/- hematite). Wafi represents a high-sulphidation epithermal gold deposit. The main gold zones defined to date are located on the southern margin of the diatreme breccia. However, the epithermal gold mineralization and its associated alteration zones are widespread, and partly overprints the upperlevels of the mineralized Golpu porphyry.

At Golpu, drilling has demonstrated better continuity of the mineralized porphyries in the upper portions of the deposit and extended the known high grade zones. Drilling in the lower portions of the deposit to better define high-grade porphyry architecture within the broader mineralized envelope is ongoing.

Away from Golpu, stepout drilling testing the Wafi epithermal gold system has provided several highly significant drill intercepts with potential to develop into new high-grade gold opportunities for the project.

The drill scope for fiscal 2014 comprises approximately 30,000m and caters for project requirements including infrastructure/orebody access, hydrogeological and geotechnical work. However, a significant component of the planned program remains focused on orebody knowledge and brownfields exploration to expand existing resources.

Pre-feasibility study: The key driver behind studies and early works activities in fiscal 2012 was the definition and positioning of Wafi-Golpu as a future production asset. The drilling work undertaken was to support an improved understanding of the structural framework of the porphyry copper-gold system, and to test the potential for additional high grade mineralization.

In parallel key early works site activities were progressed as a strategy to mitigate project schedule risk to first production. These activities included on going improvements to site access roads, the construction of river crossing bridges, expansion of construction camp facilities and support services, environmental permitting and community affairs.

The pre-feasibility study, completed in September 2012, presented a development approach that was considered to be capital-intensive, restricted by a long payback duration, and a high residual risk profile. These key elements were considered unfavourable to the owners and potential investors in the current and foreseeable investor climate.

Given the high capital intensity of the proposed project, a three-phase study validation and optimization process was initiated.

Phase 1 commenced in October 2012 and focused on addressing the key risks, opportunities and recommendations made by the Pre-feasibility Study Competent Independent Review Panel.

Phase 2 commenced in April 2013. At that time, Harmony and Newcrest issued a project development brief in which the capital intensity and execution strategy were reconsidered and improved through the consideration of alternative staged mine development options. This initiative considered and evaluated 22 potential options, from which four potential business cases were determined.

The options were evaluated in the context of a reduced start-up mine production rate, a reduction in the scope requirements to achieve first production, and a reconsideration of the design specification; all of which are considered key drivers to reducing the overall capital intensity of the project and the time taken to first production. In addition, a deconstruction of the project drivers, the success criteria, commercial strategy, and base cost of capital aided the assessment of the alternative development options.

The approach has resulted in a new way of thinking, geared towards defining options which maximise investor returns, and the requirements to improve the overall earned value of the study effort. The result of this approach was that the overall project development schedule envisaged in the pre-feasibility study was no longer a key driver of the project. The delivery strategy and execution plans have therefore also been reconsidered with, and all unnecessary procurement, commitments and contracting initiatives have been scaled down or terminated.

This phase culminated in a forward work plan with the following recommendations to advance the project:

•	long-term (4+ years): pursue the lean development of Golpu;

•	medium-term (2-4 years): it is considered critical to gain orebody access and commence a feasibility study, based on an optimized pre-feasibility study; and

•	short-term (< 2 years): it is recommended that a body of work be undertaken which addresses key risks for the Golpu business cases:

•	validate the scoping targets of the lean development approach;

•	validate lower cost execution strategies and methods;

•	conduct further targeted resource definition and risk mitigation drilling in the lower mine zone and selected upper mine zones;

•	identify potential project and third party infrastructure funding sources, aligning an execution and contracting strategy;

•	progress the underground access studies through a pre-feasibility and feasibility study;

•	progress minor site works to support underground ore body access requirements; and

•	establish an optimized pre-feasibility study, to be used as a foundation for a definitive feasibility study.

Wafi Transfer Structure & Regional Targets

Introduction: The Wafi structural corridor is outlined by the faulted contact between the Babwa conglomerate and the Owen Stanley metamorphics. It comprises over 17km of strike with a number of prospects defined by high tenor gold and copper-gold geochemistry in stream sediment sampling. The entire corridor ranks as a high priority target for major mineralised gold and porphyry copper-gold systems similar to Wafi Golpu.

Geology: The Wafi Transfer structure separates the Tertiary Babwaf conglomerate in the west from Jurassic and Cretaceous metasedimentary rocks of the Owen Stanley Metamorphic group in the east. Regional magnetics show a number of magnetic intrusive centers similar to those at the Wafi-Golpu project, and suggest excellent potential for additional mineralized porphyry copper-gold and related gold deposits.

Project Status: Drill programs were undertaken at the Kesiago, Zimake and Mt Tonn prospects during fiscal 2013, with target generation ongoing throughout the year.

Kesiago Prospect (EL1103): The Kesiago prospect lies approximately 5km south-west of Wafi-Golpu on the Wafi transfer structure. Final results were received from a nine hole drilling program and interpretation was completed in fiscal 2013.

Results indicate multiple phases of alteration and mineralization similar to Wafi-Golpu. The widespread alteration and mineralization events seen in drill core are interpreted as an extension of the Wafi-Golpu system over 3km to the south. The area between Wafi and Kesiago was highlighted for further work in fiscal 2014.

Zimake (EL1590): The Zimake target is a circular magnetic anomaly approximately 5km x 6km, located approximately 12 km to the north-east of Wafi Golpu. In fiscal 2012, surface geochemical sampling outlined a 1.5 km area with elevated copper and gold up to 0.2% Cu 0.5 g/t Au, and an initial drill program commenced with two holes completed by year end.

A third hole, ZIMDH003 comprising 674m was drilled in 2013 to complete first dass drill testing at the Zimake prospect. The drilling did not encounter economic mineralisation, and outlined long intervals of unaltered hornblende diorite. Minor chalcopyrite occurs as vein infill, with very weak epidote alteration. The presence of chalcopyrite may explain the surface geochemical anomaly however further drilling is targeting the potassic altered hornfelsed margin of the diorite, which may be a focus for mineralization.

Mt Tonn (EL1316): The Mt Tonn prospect lies approximately 7.5 km along strike to the southeast of Wafi-Golpu on the Wafi transfer structure. Previous geochemical sampling programs had identified several high order copper-gold anomalies coincident with magnetic anomalies.

Two holes were drilled to test this anomaly for a total of 783m. Drilling outlined a thrusted sequence of propylitic altered conglomerates and metasediments thrusted over the unaltered pliocene clastic sediments of the Babwaf conglomerate. Results are currently being interpreted in the context of a regional structural model for the Wafi Transfer.

Hidden Valley ML Exploration

Brownfields Exploration Project Status: Work to delineate additional resources and delineate high-grade feedstock for Hidden Valley continued on the following:

•	generative work targeting the Watut fault commenced. 494 soil samples and 64 rock chips were collected as part of a systematic program to generate new targets along strike to the northwest of Hidden Valley;

•	Kerimenge-Kulang trend: Drilling was completed at Kerimenge (EL497) for a total of 2987.5m to test the depth below the main resource and its strike extensions and to collect metallurgical samples. Results have defined a flat to moderately dipping sill of low grade mineralized porphyry. A tollgate report is to be completed on the prospect along with a resource model for the mineralization; and

•	surface geochemical sampling and mapping of the Escarpment fault system around historic Wau mining centre. 40 line kilometres of exposed creek and road cut were mapped and 384 rock chip samples collected. Soil sampling to a total of 192 samples is 75% complete. Preliminary results are encouraging with a 1.5 by 1km zone of advanced argillic alteration identified at the 11 Peg prospect at upper Wau. Coincident surface gold geochemistry is highly anomalous in soils and is open to the north. Surface sampling and mapping to the north of the anomaly continues.

In addition, drilling to define a limestone hardrock resource began at the Limestone Project.

Limestone Project (EL497): Nine drill holes were completed for a total of 997.5m. Drilling tested the limestone to a depth of 200m and outlined an open ended resource area with a strike length of 850m and width of 450m. Preliminary modeling has outlined a potential hardrock limestone resource of approximately 78Mt, which could be further expanded with additional drilling.

Other — Morobe regional exploration

The highlight of the regional generative exploration activities is the Garawaria prospect which could be one of the largest and most prospective Au anomalies ever developed on the Morobe tenement package.

Drilling to follow up anomalous trenching results began and three drill holes were completed for a total of 1,478m to test the major surface gold anomaly. Results were encouraging with broad low grade intercepts in all drill holes, accompanied by elevated arsenic levels. Integration of surface mapping, geochemistry, drill and mineralogy zonation data indicate potential for high-grade structurally controlled gold-silver-arsenic mineralization to the southeast of current drilling. Drilling to test the core of the target zone has been approved with two drill holes planned.

100% Harmony PNG tenements

A total of A$14.4 million (K31.8 million) was spent on greenfields exploration outside of the Morobe JV on Harmony-owned projects in fiscal 2013 where work is now focused on two key projects:

•	Amanab: Located in Sandaun Province of western PNG, some 160km north of the Ok-Tedi copper-gold mine, targeting vein stockwork hosted gold mineralization; and

•	Tari: Located in the Southern Highlands Province, around 50km south-west of Porgera, targeting porphyry copper-gold and associated gold – base metal skarn mineralization.

HGEL now holds interest in over 3,693km2 (912,560 acres) of exploration tenure in PNG. A budget of A$9.8 million has been approved for fiscal 2014.

HGEL tenement portfolio:

HARMONY PAPUA NEW GUINEA OPERATIONS: 30 JUNE 2013

Indonesia
Australia
Wewak
AMANAB
Grasberg
Frieda River
Madang
Ok Tedi
Porgera
HIRANE/KOPIAGO
MOUNT HAGEN
TARI
Rabaul
Kaiantu
WAFI-GOLPU
Arawa
HIDDEN VALLEY
Daru
Port Moresby

Harmony MMJV
1 Wafi-Golpu
2 Hidden Valley
Harmony Gold (PNG) EXPLORATION PROJECTS
3 Amanab
4 Hirana
5 Tari
Grasberg
Frieda River
Ok Tedi
Porgera
WAFI-GOLPU
N
0
400
800
kilometres
Irain/Papuan Fold and Thrust Belt
Papua Ultramatic Belt
Aure Trough

Mount Hagen Project (Harmony 100%)

Introduction: The Mount Hagen project forms a contiguous block of tenure covering 661km² (163,336 acres) in the Western Highlands region. Over the past year, exploration work at Mount Hagen focused on the Kurunga Intrusive Complex to follow up defined targets at Penamb and Penamb East prospects and completion of a tollgate review of the project. Reconnaissance exploration activities also took place at Maramp prospect, 23km east of Kurunga to test a porphyry copper-gold anomaly.

Project Status: Drilling has been completed at the Penamb and Penamb East prospects for a total of 3,281m. Reconnaissance exploration activities occurred at Maramp prospect 23km east of Kurunga, comprising of ridge and spur soil and rock chip sampling and detailed geological mapping.

Preliminary modeling of the Pemamb West porphyry indicated the potential for a low grade copper resource. A tollgate review was completed for the Mount Hagen project and concluded the drilling to date had tested the key targets in the western half of the project area (the Kurunga Intrusive Complex) and that the potential for an economic mineral deposit was unlikely. A withdrawal from the project was approved by Harmony executives, and the process of withdrawal is 90% complete.

Penamb Prospect (EL1596)

Drilling to a total of 1,744m was completed in two drill holes at Penamb prospect to test the eastern extension of the Penamb West porphyry system. These drill holes intersected zones of elevated copper mineralization, increasing the strike of the copper mineralization to 800m. This zone of low grade copper mineralization remains open along strike and at depth, but drilling to date would suggest that the possibility of an economic copper-gold orebody within 800m of the surface is unlikely.

Penamb East Prospect (EL1611)

Drilling to a total of 1,536m was completed in three drill holes at Penamb East prospect to test a surface gold anomaly of +100ppb gold which extended from Penamb prospect to the northeast. Results from this drilling indicated only patchy development of gold mineralization associated with structural zones in the drill core.

Preliminary modeling of the Penamb West porphyry indicated a potential low grade copper resource.

Maramp Prospect (EL1864)

A reconnaissance soil and rock chip sampling program and mapping program was completed to test coincident copper-zinc stream sediment anomaly which was underlain by a magnetic intrusive. A total of 189 soil samples and one rock chip sample were collected and detailed geological mapping of the anomaly. Results indicated a 1km long anomaly with elevated copper and molybdenum. As no gold was associated with this anomaly, no further work is recommended at the Maramp prospect.

Amanab Project (Harmony 100%)

Introduction: The Amanab Project covers 464km² (114,656 acres) in the West Sepik Province and encompasses the Amanab alluvial goldfield, which is one of 17 recognized alluvial goldfields on the PNG mainland.

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

Project Status: In fiscal 2013 work recommenced to test the 1km long, 500m wide, northwest trending gold anomaly which had been previously identified by soil sampling. Surface sampling and mapping has concentrated on the Yup River East prospect at Amanab. A total of 485 rock chip samples and 247 soil samples have been collected at the Yup River East prospect. Approximately 41 line kilometres of mapping was also completed. Encouraging results have outlined a 2km² gold soil anomaly. High grade gold-silver telluride mineralization was outlined from channel sampling and numerous high grade gold results were obtained from outcropping quartz veins.

Planned work in fiscal 2014 includes reprocessing magnetics and identifying structural intersections or extensional zones below cover to target opportunities to develop vein stockwork zones with bulk tonnage potential.

Tari Project (Harmony 100%)

Introduction: The Tari Project consists of two granted exploration licenses encompassing some 2,568km2 (634,566 acres) of tenure in the Southern Highlands. Regional data assessment identified the tenements as being highly prospective for an Ok-Tedi-style copper-gold system. Key porphyry-epithermal gold targets have been identified at Kopiago and Parero Creek on the Porgera transfer structure some 30 km southwest of Mount Kare. Geologically the tenements are located in Miocene carbonates, intruded by Late Miocene/Pliocene dioritic to monzonitic intrusions within the Papuan Fold Belt. The Lake Kopiago magnetic target is conspicuous as being intensely fractured by dominant NE trending fault systems, similar to the Porgera NE trending transfer.

Project Status: Drilling commenced during fiscal 2013 on EL1786 with a total of 1967m completed to date (drill holes KPDD001-4). Drilling was designed to test the potential for porphyry/epithermal mineralization below outcropping skarn mineralization and limestone and shallow lake sediment cover at Lake Kopiago. Multiple styles of alteration and mineralization have been observed in drill core to date including:

(i)	skarn sulphide alteration with anomalous gold and copper assays in pyrrhotite skarn zoning into high grade massive sulphide mineralization much like Ok Tedi;

(ii)	hydrothermal breccias with disseminated pyrite; and

(iii)	epithermal coliform banding and brecciated base-metal-carbonate veining.

Processing of core and assays are underway and drilling of hole KPDD005 is currently in progress.

Project generation for EL1785 has commenced with five targets identified for follow-up work. Initial program work was completed on the Kagoma and Mt Pagaruma prospects with some 138 surface reconnaissance samples collected to date. Results on hand showed no significant assays from the Kagoma target and the area has been downgraded. However, field work at the Mt Pagaruma prospect has shown positive signs with pannable gold from in exposure of fault pug on the eastern side of the target area. The prospect is located approximately 60 km southwest of Porgera on EL1785, and was initially developed on the basis of historic exploration results. Previous explorers identified anomalous gold in stream sediment results in two streams on the southwest flank of Mt Pagaruma. Field work is to continue in fiscal 2014.

REGULATION

Mineral Rights

South Africa

South African law no longer provides for the separate ownership of surface and mineral rights. The promulgation of the Mineral and Petroleum Resources Development Act (“MPRDA”) in May 2004, and its amendment in July 2013, provides that all mineral rights in South Africa are now vested in the South African State. The principal objectives of the Act are:

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

A draft Mineral and Petroleum Resources Development Amendment Bill, 2012 (“MPRDA Bill”) was published in December 2012 for comment. The MPRDA Bill aims, amongst other things, to remove ambiguities that exist within the MPRDA, provide for the regulation of associated minerals, provide for partitioning of rights, enhance provisions relating to beneficiation of minerals, and to promote national energy security and to streamline administrative processes.

The MPRDA Bill, however, raises some concerns as it relates to Harmony’s business:

•	Concentration of rights

The MPRDA Bill seeks to amend the MPRDA to provide that the Minister must refuse to provide a mining right or an exploration right if this will result in a concentration of rights under the control of the applicant.

•	Ownership of tailings created before 1 May 2004

The MPRDA provides that historic tailings are not regulated in terms of the MPRDA; however, the MPRDA Bill purports to amend the MPRDA so as to render historic tailings subject to regulation under the MPRDA, resulting in the South African State gaining custodianship of historic tailings.

•	Mineral beneficiation

A key change is that the MPRDA Bill now makes it mandatory for the Minister to “initiate or promote the beneficiation of minerals and petroleum resources in the Republic of South Africa”. The MPRDA Bill affords the Minister broad discretion over beneficiation, without providing any criteria under which such discretion should be exercised.

•	Issue of a closure certificate

The MPRDA Bill envisages that a rights holder will remain liable for environmental and associated damage caused by prospecting and mining operations, even after (and notwithstanding) the issue of a closure certificate by the Minister. This means that a rights holder will no longer be indemnified from liability after the issue of a closure certificate.

Harmony is, through the Chamber of Mines, working closely with government to ensure that the MPRDA Bill is drafted to support continued investment in mining in South Africa.

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

Following a review of the progress made by the mining industry after five years of implementing the provisions of the Mining Charter, the DMR amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirements by mining companies to:

(i)	facilitate local beneficiation of mineral commodities;

(ii)	procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure;

(iii)	achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level;

(iv)	invest up to 5% of annual payroll in essential skills development activities; and

(v)	implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.

All targets must be achieved by the end of calendar 2014.

In addition, mining companies are required to monitor and evaluate their compliance with the Revised Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.

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

We have already complied with the requirements of the Mining Charter, with regards to HDSA ownership, and our effective ownership, as defined by the Mining Charter, is 28%. We have been working on our program of licensing since 2004, which involved the compilation of a mineral assets register and the identification of all of our economic, mineral and mining rights. We have secured all “old mining rights” and validated existing mining authorizations. Our strategy has been to secure all strategic mining rights on a region-by-region basis. The conversion of mining rights for our operations was granted and all of our mining areas are secured/supported by new-order mining rights.

The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For fiscal 2013, the average royalty rate for our South African operations was 1.34% of gross sales.

Papua New Guinea

According to the Mining Act of 1992 (PNG) mineral rights in PNG belong to the government of PNG, which has a statutory right to acquire up to 30% of any project at the historic exploration cost prior to grant of the Mining Lease.

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

HGEL manages three main project areas which include the Amanab project in the Sandaun Province, Mount Hagen project in the Western Highlands Province and Tapini project in the Central Province. A fourth project area, Tari project in the Southern Highlands was granted a tenement in 2012 and another application remains pending. At June 30, 2013, Harmony was in the process of withdrawal / relinquishment from the Mount Hagen Project.

In PNG there are no applicable exchange control restrictions but the PNG central bank does have to be informed of all transactions and has to approve lending facilities and interests rates charged.

Environmental Matters

We are committed to conducting our business in an ethically, morally, socially and environmentally responsible manner that will protect human health, natural resources and the environment in which we operate. We aim to balance our economic, social and environmental goals and responsibilities to achieve sustainable, profitable growth in our business and, more importantly, to work with communities and regulatory agencies to implement sound management practices which will ensure that our mining is conducted in an environmentally-safe manner. In addition, with regard to legacy mining impacts, we remain committed to identifying and implementing coordinated remediation plans that are acceptable to all relevant parties.

A board-approved environmental policy supports the strategy of optimising environmental performance by:

•	managing the environment as an integral part of our business;

•	focusing on the effectiveness of risk controls;

•	reducing our environmental liability;

•	ensuring sustainability, especially on mine closures;

•	product life cycle stewardship;

•	create a sharing, learning, challenging and innovative environmental culture in Harmony; and

•	ensuring environmental compliance through internal and external audits.

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

To ensure consistency across the group, technical and performance standards and guidelines have been developed. All group standards are incorporated into operational environmental management systems (“EMS”) and implemented via the ISO 14001 system.

During fiscal 2013, the environmental policy was updated and was approved by the board. This sets out our commitment to closing our mines in a way that ensures long-term environmental stability and a post-mining beneficial land use that promotes sustainable livelihoods in the communities where we operate. The revised policy also articulates our understanding of the total life cycle of our product – we will promote the responsible refining, beneficiation and use of our product within our sphere of influence.

South Africa

To address and minimize the impact of the Company’s operations on the environment, taking into account regulatory requirements, the board has approved a number of five year targets relating to emissions to air, water consumption and usage, energy consumption, recycling and land use, namely:

•	Compliance

The Company will maintain the number of environmental fines at zero.

•	Energy management and Carbon Footprint

Harmony’s aggregate group target for reduction in absolute electricity consumption is 3% by fiscal 2018, based on a 2008 base year.

Harmony’s aggregate group target for reduction in energy consumption per ton milled is 2% by fiscal 2018, based on a 2008 base year.

Harmony’s aggregate group target for reduction in absolute Carbon Footprint in CO2 equivalent per ton milled is 2% by fiscal 2018, based on a 2008 base year.

•	Biodiversity

All sites to implement 80% of biodiversity action plans by 2018.

•	Water Management

The aggregate group target for reducing fresh water consumption (water use for primary activities) in kilolitres (“KL”) is a 4.5% improvement by fiscal 2018, based on a 2013 base year.

The aggregate group target for reducing fresh water consumption (water use for primary activities) in KL per ton milled is a 5% improvement by fiscal 2018, based on a 2013 base year.

The aggregate group target for improving on the percentage of water recycled (intensity and absolute) is 5% by fiscal 2018, based on a 2013 base year.

•	Rehabilitation

The aggregate group target is to reduce land available for rehabilitation by 2% by fiscal 2018, based on a 2013 base year.

Environmental performance

Use of resources

Water

Harmony’s operations use significant amounts of water, and access to this resource is vital for the growth of our assets. Although we have an adequate supply at present, water is fast becoming a competitive resource.

Internal risk assessments in fiscal 2013 identified risks and opportunities directly linked to Harmony’s business strategy, with the major climate change risk being a change in rainfall patterns and the attendant risk of intermittent water supply. Intermittent water supply could pose a significant threat to the operational continuity of our mines and therefore the profitability of our business. Harmony has adjusted its strategy to reduce its dependency on existing groundwater infrastructure, and a group-wide campaign to re-use processed water continues to produce excellent results.

Our South African operations do not draw water directly from surface sources, such as rivers, except for Kalgold which draws water from the aquifer. Water is sourced from:

•	bulk water service providers and municipalities;

•	surface water run-off;

•	water that ingresses into deep-level mining operations and is then pumped to the surface;

•	recycled water; and

•	boreholes.

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

Acid mine drainage

Acid mine drainage, or acid rock drainage, is the outflow of acidic water, usually from abandoned or operational metal or coal mines. Other areas where the earth has been disturbed by mining activities may also contribute acidic water to the environment.

Our current focus is on improving our understanding of the groundwater and surface water regimes. In the last year, geo-hydrological assessments were undertaken in the Free State region, Kalgold and Doornkop. In terms of acid mine drainage, the studies confirm there is no risk of decant from the Free State operations, or Kalgold. From the perspective of surface water pollution, rehabilitation is being prioritized at the joint metallurgical scheme site and the acid plant site in the Free State, as well as at decommissioned shafts and infrastructure in the Free State and at Kusasalethu.

Harmony continues to work closely with regional partners to identify the longer-term risks of acid mine drainage and establish sustainable solutions.

Harmony carried a third of the costs of pumping and treating fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (“KOSH”) Basin for nearly five years. This followed a directive from the Department of Water Affairs. Once the land in question was sold to another mining group in 2009, Harmony requested the department to withdraw the directive given that the relevant section (section 19) of the National Water Act does not provide for holding people responsible for pollution in perpetuity once they are no longer connected to the land. After the department refused to withdraw the directive, Harmony lodged an application in the High Court to have this set aside. The case was heard in October 2011 and judgment handed down in June 2012. The judge dismissed Harmony’s application to have the directive set aside and made no order on cost, stating his view that Harmony was not a frivolous litigant as it “… raised constitutional issues of importance aimed at vindicating a constitutional principle of legality”. Harmony has applied for leave to appeal and the appeal will be heard in November 2013. Potential exposure to the Company at June 30, 2013 is approximately R42 million (US$4.2 million), which has been provided.

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

After the electricity supply crisis in 2008/2009, domestic tariffs have increased steadily and are scheduled to rise further in the year ahead. Following a 25% increase in fiscal 2010 and 2011, with a further16% in fiscal 2012 and 9.6% in fiscal 2013, these cumulative increases have catapulted energy efficiency from an environmental consideration to a business imperative.

South Africa’s 2005 energy efficiency strategy set a national improvement target of 12% by 2015. As industrial and mining companies are the largest users of energy in South Africa, these sectors have been set a final energy demand reduction target of 15% by 2015. While this target is currently voluntary, it is effectively mandatory given the 10% demand reduction imposed by ESKOM after the electricity crisis in 2008.

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

We installed sophisticated equipment and variable speed motors that reduce the surge in power consumption when a pump is started. While the software supporting these systems has been complex and costly to develop and implement, significant savings are reflected in lower electrical energy consumed. We have several projects that have been approved by Eskom for partial DSM funding and several more that have been submitted to Eskom for approval. Seven more energy efficiency projects are in the final stages of investigation.

Renewable energy initiatives

NERSA approved renewable energy feed-in tariff guidelines in 2009. Although there is ongoing debate on certain issues in these guidelines, this is slowly stimulating the development of renewable energy in the country as it becomes more feasible to invest in these options. At present, Harmony is considering a number of renewable and alternate energy projects, prioritized below:

•	Bio-energy – the feasibility study was concluded for a project to develop biomass capability in the Free State, and implementation began in August 2013. The intention is to convert rehabilitated land as part of the provincial rehabilitation initiative into value-creating opportunities for local communities. We will convert electrical heating (and heating by polyfuel) of elution water at our gold plants to gas heating.

•	The Harmony Solar Park aims to develop solar capability at Kalgold to feed into the Eskom grid. This proposal was submitted into the public tender process in August 2013.

•	Photovoltaic – feasibility study completed for 1MW photovoltaic power plant in the Free State.

•	Carbon sink – Harmony has completed a pre-feasibility study on establishing a plantation on impacted land. The feasibility study will resume during fiscal 2014.

•	Turbines – Harmony will convert its turbines at Kusasalethu to deliver power using mine water from the surface.

•	Solar geysers – replacing electrical with solar geysers at Harmony-owned villages.

Climate change and greenhouse gas emissions

Harmony remains focused on reducing the use of fossil fuels and developing initiatives to mitigate and absorb GHGs to reduce its carbon footprint.

In fiscal 2013, Harmony reduced its South African electricity consumption by 186.6GWh and emissions by 184,767t CO2e (fiscal 2012: 74.4GWh and 74,400t CO2e). Our challenge remains to create an enabling environment and allocate adequate resources to achieve our goals and commitments.

In 2013, Harmony submitted its seventh response to the Carbon Disclosure Project. The year-on-year progress is encouraging; in fiscal 2012, we scored 98% to rank third in the top 100 Johannesburg Stock Exchange Limited (“JSE”) participating companies (in fiscal 2011, we scored 91% to rank fourth).

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

The countries in which Harmony operates – South Africa and PNG – are non-Annex I countries and did not have emission reduction targets under the Kyoto Protocol in the first commitment period, ending 2012. Following recent environmental summits, including the one hosted in South Africa in 2011, South Africa has committed voluntarily to 30% clean energy by 2025, aiming for the country’s GHG emissions to peak by 2020–2025, plateau for a decade and then decline by 40% by 2050. These targets were set out in the National Climate Change Response Policy, endorsed by the South African cabinet in October 2011.

In line with this aim, the country’s key carbon-emitting sectors, including energy and transport, have until 2015 to finalise ‘carbon budgets’ and appropriate strategies to support these targets. Adopting a carbon budget model reflects government’s acceptance of the relative energy and carbon intensity of the economy and the need to create the setting required for industries to make the transition to a more carbon-constrained environment.

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

The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to 10% of Harmony’s operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 to R0.03 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa, which could result in a significant increase in our costs.

Land management

Radiation is a possible risk at most gold mines. At Harmony, surface radiation is managed by reducing the affected footprints, especially at legacy sites, to support legal compliance and reduce environmental liability. We are steadily improving our understanding of the groundwater and surface water regimes. In terms of surface water pollution, rehabilitation has been prioritized at the joint metallurgical scheme site and the acid plant in the Free State, as well as at decommissioned shafts in the Free State and Deelkraal plants.

Rehabilitation and closure is planned from concept stage for new operations or greenfield projects and during the life-of-mine for existing operations. We continuously identify land that we can rehabilitate to a sustainable, value-creating alternative use. Where feasible, we refurbish infrastructure for use by local communities. For decommissioned operations, we are developing comprehensive closure plans for consideration and approval by the regulators.

Harmony has around 65,000 hectares of land under management in mining rights and disturbed areas under rehabilitation. None of our producing operations are in areas of high biodiversity value, inside or outside protected areas, and only one of our operational areas affects listed species (under the International Union for Conservation of Nature and Natural Resources (“IUCN”) Red Data species). This is the vulnerable sungazer lizard (Cordylus giganteus) (endemic to the Free State and parts of Mpumalanga) which occurs in our Free State operating area.

In fiscal 2012, we implemented a rehabilitation strategy for decommissioned operations in the Free State and at Kusasalethu’s Deelkraal section in Gauteng. This focuses on reducing environmental liability, eliminating potential safety and health exposures for both our people and society in general.

From an ecological perspective and linked to the premier’s eco-tourism initiative in the Free State, we are working with expert NGOs to proclaim certain rehabilitated areas as ecological conservation sites for species including IUCN Red Data species.

ISO14001 implementation

An ISO14001 EMS is being introduced progressively across our operations, and it is planned that the implementation program at the longer-life operation will be completed in 2015. In fiscal 2010, Harmony reviewed its strategy on ISO 14001, deciding that all operations would comply with these standards while all new and long-life assets would be ISO-certified within three years. This decision was aligned to our business strategy for scaling down certain operations while developing others. Given that a few of our assets are nearing the end of their lives, implementing a certification system would add only short-term value. All our operations with approved environmental management programs (“EMPs”) have outlined closure principles, which will be expanded once these operations (such as Steyn 2 and Unisel) near final closure. Long-life assets that will benefit from continuous improvement were therefore prioritized for certification. These long-life assets are: Doornkop, Kusasalethu, Kalgold, Bambanani, Masimong, Phakisa, Tshepong, Saaiplaas, Target 1 and 3, Joel and all new projects. Operations currently certified are: Doornkop, Kusasalethu, Kalgold, Phakisa, Tshepong, Masimong, Target 1&3. Bambanani and Joel will be certified at the end of fiscal 2014.

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

Our PNG operations are on track for certification in fiscal 2015.

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

Environmental management and auditing

To ensure legislative compliance, appropriate environmental management systems are being implemented at all operations to ensure a formal, systematic approach.

As required by the MPRDA, an environmental management program have been drawn up for each operation, submitted and approved by the DMR. These plans are amended when necessary and resubmitted to the department. Harmony’s operations are legitimate water users, operating under associated permits, licenses or directives. At Kalgold, Harmony has applied for a water use license and requested an interim directive.

Integrated water use licences were submitted for all operations as early as 2006.

Doornkop has received a draft water use licence, and the final licence is imminent. After initially submitting an application in 2006, a re-submission of the water use license application was lodged in August 2011 to include additional water uses.

Other key legislation for the Company includes compliance with the National Environmental Management Act, National Water Act and the National Nuclear Regulator Act. Harmony has received an exemption from the nuclear regulator’s certificate of registration process as radiation levels are fairly low for Kalgold.

Harmony received no environmental fines or sanctions in fiscal 2013. Issues being addressed at present include:

•	approval of the rehabilitation strategy for Kalgold’s D-zone pit, which Harmony proposes to convert into a strategic water resource. The DMR’s decision is pending; and

•	accelerated rehabilitation and access to trust funds to reduce the environmental footprint.

Significant environmental incidents

Significant incidents are defined as those that have an impact outside the Group’s boundaries, which may cause irreparable harm or which require significant expenditure to remedy. In fiscal 2013, the following significant environmental incidents were reported:

•	Saaiplaas – residue spillage from plant;

•	Kusasalethu – return water dam overflow after heavy rainfall;

•	Evander – dam overflow after excessive rainfall;

•	Harmony plant 1 – spillage after slimes delivery pipeline burst; and

•	Kusasalethu – return water dam sump overflow after temporary closure.

All these issues are being addressed through our EMPs.

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

The accumulated amount in the various South African rehabilitation trust funds was US$201 million at the end of June 2013 (2012: US$243 million), while the total rehabilitation liability was estimated at US$213 million (2012: US$301 million). We have guarantees for the environmental liabilities amounting to US$35 million (2012: US$47 million). No contributions were made to the trust funds during fiscal 2013. US$6 million was contributed to the trust funds during fiscal 2012.

The assets of each mine within each fund are ring-fenced and may not be used directly to cross-subsidize one another without the authorization from the regulator.

Papua New Guinea

Our PNG operations are in various phases of activity including exploration, pre-feasibility study and operations build-up. We are subject to applicable environmental legislation including specific site conditions attached to the mining tenements imposed by the PNG Government Department of Environment and Conservation (“DEC”), the terms and conditions of operating licenses issued by the PNG Mineral Resources Authority (“MRA”) and DEC, and the environment permits for water extraction and waste discharge issued by DEC.

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

This system, with respect to environmental management systems only, was implemented at Hidden Valley during the 2013 calendar year and will be implemented at all other MMJV operations in 2015.

The PNG DEC commissioned a third party compliance audit of the Hidden Valley mine in 2010 following stakeholder concerns about sedimentation impacts on the Watut River. This led to the development of a DEC-approved environmental improvement plan to address compliance concerns and the appointment of an external stakeholder advisory panel. The Hidden Valley joint venture partners are systematically implementing the environmental improvement plan to the satisfaction of the DEC and local landowners. The project’s relationship with key stakeholders remains good and the joint-venture partners continue to be guided by advice from the stakeholder panel and the technical advisory committee (an expert, independent and multi-stakeholder body).

Use of resources

Water

The Hidden Valley mine receives an average of three meters of rain each year, coupled with annual evaporation of about one meter. The excess rainfall, combined with steep unstable topography, creates significant water management challenges for the mine. Rainfall run-off must be controlled to prevent erosion and sediment run-off to the river system. Site-water use must also be conserved to limit volumes of contaminated waste water discharged into the river system. These waste-water streams include sewage effluent and discharge water from the tailings storage facility (“TSF”).

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

Despite the strong focus on limiting raw-water use, the associated draw for the process plant at the Hidden Valley mine increased during the year, from 1,011,522m3 in fiscal 2012 to 1,252,936 m3 in fiscal 2013.

Construction of the Hidden Valley mine has contributed to sedimentation in the Watut River system. This has caused concern among downstream communities living on the river banks. In fiscal 2010, the joint venture partners commissioned a series of studies to assess current and future impacts on this river system. These sediment and biological studies indicated impacts on the Watut River, partly from activities at Hidden Valley and from other sources along the river. The acid rock generation evidence (low pH & elevated dissolved metals) are observed at the toes of the waste dumps and the uppermost points of Kaveroi Creek just below the Hidden Valley Mine Pit. The lime dosing at Pihema Creek downstream of the mine pit helps to reduce the dissolved metal levels and increase the pH. The surface water run-off also contributes to the dilution of the dissolved metals downstream of the mine.

The joint venture’s annual environmental report for the 2012 calendar year, as submitted to the DEC, highlighted a number of performance improvements at Hidden Valley compared to the prior year. Notably, sediment emissions were substantially reduced again, with sediment levels in the Watut trending toward pre-construction levels. The dissolved metal levels at Nauti are in compliance with the PNG aquatic protection criteria with occasional manganese spikes. The dissolved cobalt level is a PNG criteria issue and is being addressed by the PNG Department of Environment and Conservation.

Acid Rock Drainage

In PNG, there are issues with acid rock drainage (“ARD”) being generated from waste rock dumps but any impact on the environment is mitigated by adding lime to maintain natural levels of alkalinity at the compliance point. Water sampling and studies continue to improve the understanding of ARD impacts, and enable plans to be formulated for longer-term reduction and mitigation.

Energy consumption

In the third quarter of fiscal 2011, Hidden Valley was connected to the new hydropower transmission line, part of the PNG electricity grid. While Hidden Valley is currently only drawing 60% (fiscal 2012: 45%) of its requirements from the national grid, this has already significantly reduced reliance on diesel-generated power on site and the amount of fuel to be trucked to this remote site. Management is cautiously confident of securing a higher percentage of grid power, with the target of 96% hydro power within the next two years.

The Hidden Valley plant was designed with the latest technology to ensure optimal use of energy: photovoltaic switches control general lighting, all motors have energy efficient design and, in the semi-autogenous grinding mill (the biggest user of power), 10MW is equipped with a slip recovery drive that recovers load losses and regenerates power back into the local grid when the mill is operating below optimum efficiency.

In constructing the Wafi-Golpu site, we are drawing on lessons learned at Hidden Valley and elsewhere to develop a design tailored to be as environmentally responsible as possible – with world-class health, safety, procurement and community elements. All design criteria consider the use of renewable energy options versus conventional power generation, while the design of plant and infrastructure is characterised by energy efficiency and conservation.

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

Land management

Land is a significant resource in the largely mountainous terrain of PNG, and any land clearing is managed by permit from the environment and community affairs department. Hidden Valley follows a strategy of progressive rehabilitation, with an on-site high-capacity nursery continually hardening thousands of seedlings for field planting.

Hidden Valley mine is not in a biodiversity protected area. Although five 2011 IUCN Red List species could occur in the area, none has been confirmed and there is no evidence that Hidden Valley mine has affected critical habitat.

Significant environmental incidents

Significant environmental incidents reported in fiscal 2013 included the release of plume lime dust, requiring evacuation and shut-down of the process plant. All incidents were fully addressed.

Financial provision

A closure plan has been developed for Hidden Valley, with a provision for rehabilitation and closure liabilities of US$52.8 million.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Health and Safety Matters

Please note that all numbers exclude Evander, unless expressly stated otherwise.

Legislation

For many years, the safety of persons working in South African mines and quarries was controlled by the Mines and Works Act of 1956 and then by the Minerals Act of 1991 which was replaced by the Mine Health and Safety Act. The Minerals Act of 1991 has subsequently been repealed and the MPRDA promulgated. The Mine Health and Safety Act has since been amended by the Mine Health and Safety Amendment Act, Act 74 of 2008. The objectives of the Mine Health and Safety Act (“MHSA”) are:

•	to protect the health and safety of persons at mines;

•	to require employers and employees to identify hazards and eliminate, control and minimize the risks relating to health and safety at mines;

•	to give effect to the public international law obligations of South Africa that concern health and safety at mines;

•	to provide for employee participation in matters of health and safety through health and safety representatives and the health and safety committees at mines;

•	to provide effective monitoring of health and safety measures at mines;

•	to provide for enforcement of health and safety conditions at mines;

•	to provide for investigations and inquiries to improve health and safety at mines;

•	to promote a culture of health and safety in the mining industry;

•	training in health and safety in the mining industry; and

•	co-operation and consultation on health and safety matters between the State, employers; employees and their representatives.

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

Management approach to safety

Harmony’s objective is to eliminate all work-related injuries and illness. To accelerate the execution of our safety and health strategy and continually improve safety performance in South Africa, we created an executive position for safety and health in August 2011. The appointed executive has over 18 years’ experience in the mining industry and a good understanding of underground conditions and the working environment to which our underground workers are exposed. Each operation is monitored monthly using a formal review system, while major safety issues are reviewed annually during the health and safety workshop.

Our safety strategy includes behavioural aspects, competency training and development, and risk management as well as research and new technologies. We believe safety in the workplace can be addressed only through a co-operative approach that ensures the right infrastructure is in place – from systems and planning, to communication and training. We also believe management and employees must accept joint responsibility for their actions. It is therefore imperative that the working environment empowers people – management, supervisors, workers and union representatives – to stop work and withdraw from the mining area when they feel it is unsafe, or prevent others from acting in an unsafe way.

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

Safety is a key performance indicator for management and a key component of performance reward for our people. Historically, the safety-related bonuses were based on reactive performance measures – we are now developing ways to assess safety performance on proactive measures.

In line with the South African mining industry, 2013 health and safety milestones and our own targets, safety management and performance targets have been set, and integrated into the performance parameters at each operation. The 2013 safety milestone is a fatality rate of 0.03 per million hours worked, achieved by the end of 2013. This milestone was agreed by the CEOs of all mining companies and the Mine Health and Safety Council at the 2003 industry safety summit. At Harmony, the steady improvement in the LTIFR is encouraging and proves that the foundation of better safety performance built over recent years remains intact. We accept that we have some way to go to reach the industry goal for reducing fatal accidents; at 0.11, Harmony’s South African rate is at its lowest in ten years, but we will continue striving to meet the milestone target of 0.03 and achieve our aspiration of operating with zero fatalities.

Health and safety committees are in place at all operations, as required by the MHSA, and full-time health and safety stewards and health and safety representatives have been appointed. There were 48 full-time health and safety stewards in place at the South African operations in fiscal 2013 (2012: 61). These committees comprise management and elected employee representatives to ensure the active participation of our people in safety and health management. All safety representatives receive additional training in line with revised Mining Qualifications Authority standards. The committees meet monthly to discuss employee health and safety issues, and formal health and safety agreements are in place at all operations to deal with related issues.

Initiated by the chief executive officer, over the past two years Harmony has instituted a focused and multifaceted drive to transform the Company’s approach from reactive to proactive by improving the safety culture across all operations through a high-level internal health and safety review, adopting leading health and safety practices, improving the Harmony safety risk management system, integrating proactive key performance measures in incentive schemes, continuously improving standards and procedures, implementing e-learning to improve safety-related training, implementing a Harmony culture alignment program and through integrating both the safety management standards (management systems) and safety culture initiatives (people) to function as one strategy.

The first step towards a more sustainable safety performance was to improve our safety management framework. IRCA Global – an internationally recognised company with expertise in the field of safety, health, environmental and quality management – was contracted to perform a gap audit against global standards in Harmony’s South African operations. Nine operations received total scores above 80%, and five received three- or four-star ratings under international standards. However, common critical shortcomings in safety management identified during the audit were quality of issue-based and continuous risk assessments, managing change, technical planning in terms of risk, managing close-out actions and leadership controls. Identified critical shortcomings in safety and health management are being incorporated into an improved safety and health management framework for Harmony, which will be aligned to the OHSAS 18001 standard for occupational health and safety management. Expert task teams have been established to review and finalize this framework.

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

By year end, audits had been completed at ten South African operations. Each audit report, with the actions implemented by management to ensure gaps are effectively addressed, is reviewed by the chief executive and other executives at every operation.

Safety literacy remains a material issue. To address this, e-learning programs (spanning safety and refresher training) are in place at five operations. In addition, pictorial briefs are used at shaft level to communicate mine accidents and safety messages, and we are implementing virtual reality training to improve risk identification.

In South Africa, the DMR remains vigilant about ensuring compliance with safety legislation. Harmony continues to work closely with the department to resolve issues, minimize safety stoppages and ensure that all safety standards are implemented and enforced at our operations. In fiscal 2013 the Harmony South African operations received 78 Section 54/55 instructions. Three operations were completely stopped and two operations were partially stopped for a specific period after serious/fatal accidents occurred. The majority of instructions were issued to rectify deviations from standards and were focused on specific sections of each operation.

In fiscal 2013, Harmony initiated a three-year grant totalling R4.7 million to the University of Pretoria to establish a chair in rock engineering and numerical modelling in the mining industry. This focused research on a safer working environment in the hard-rock mining industry offers benefits all stakeholders, and will strengthen the partnership between academic institutions and our industry in developing further safety improvements.

Harmony’s ground-control strategy has been converted into draft e-learning format and all blasting certificate holders were earmarked for this training at the different facilities. A test version of the e-learning material was installed at Doornkop and demonstrated in April 2013. This will be implemented at all training centres in due course.

All applicable underground South African operations have adopted the entry examination and making safe and bolting with netting leading practice developed by MOSH. Bolted netting in stopes and development faces has been rolled out as a leading practice at all Harmony underground operations. A minimum standard for nets was developed and implemented through the procurement department.

Harmony’s South Afircan mines will be focussing on the adoption of a new leading practice, the Trigger Action Response Plan (“TARP”), in fiscal 2014. The TARP is a systematic process where fall-of-ground related hazards are identified, escalated if necessary and treated by the correct level of supervision. Joel served as the demonstration mine for this initiative, which proved very successful.

RBE audits were conducted at all underground operations during the year. These verified compliance to the RBE code of practice, and specifically focused on locomotive conversions and rail conditions to comply with national standard (SANS 10339) specifications.

During the year, we began installing a proximity detection system on underground rail-bound machinery, an electronic device fitted to mobile machinery that detects other mobile machinery nearby. The operator receives a visual and audible warning signal to which he can react if another vehicle approaches. Linked to this is the Guardcom system, which incorporates a handheld unit that allows the guard of a train to electronically signal the driver and stop the train by activating an emergency stop button in an emergency. The unit also has a tilting device that stops the locomotive automatically if it exceeds a certain angle, i.e. should the guard stumble and fall. Implementation will be phased over 18 months as it involves much training, changing behaviour, amending infrastructure and fitting units to locomotives. This initiative will put Harmony in the forefront of this safety area in the South African gold mining industry.

Safety performance at Hidden Valley in PNG is monitored by Harmony’s regional executive committee. As this is a line management responsibility, safety managers at each operation report through appropriate channels to this executive committee, which in turn reports to the Harmony executive committee, social and ethics committee and technical committee of the board. Safety strategy is guided by Harmony’s health and safety policy.

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

In PNG, we face different safety risks, given the terrain and level of safety awareness among the workforce. Vehicle operation has been identified as our primary safety risk. A vehicle focus group was established, led by senior managers from each site, and a risk workshop convened to identify opportunities to improve vehicle movement safety. The workshop focused on:

•	increasing the use of data from the in-vehicle monitoring system (a live tracking system installed in some vehicles);

•	reviewing road signage and road conditions, and making improvements;

•	increased driver behaviour monitoring through a dedicated traffic focus group;

•	improved escort control for delivery convoys; and

•	advertising and education sessions.

Ongoing activities include reviewing and updating traffic management plans and driver competency assessments. The team is also developing procedures and audit protocols. The second key risk in PNG involves aviation activities, highlighted by two helicopter slinging incidents in the third quarter at our exploration operations. A review of third-party aviation providers, aligned with the basic aviation risk standard, was completed in the final quarter. No immediate safety or flight issues were identified, but general recommendations were made for improvement and adherence to current procedures.

At the Wafi site, the focus was on addressing vehicle-related risks. This included speed checks, vehicle inspections and ensuring all drivers are properly licensed and authorized. Road reviews and upgrades have reduced risks.

Safety performance

Regrettably, nine employees died in mine-related accidents in fiscal 2013 at our South African operations (fiscal 2012: ten). We extend our condolences to their families, friends and colleagues and reiterate our commitment to reaching our goal of zero fatalities.

In line with our values and policies, Harmony provides the family of the deceased with counseling and financial assistance. The South African operations’ fatal injury frequency rate (“FIFR”) improved by 8% year on year to 0.11 (fiscal 2012: 0.12) and the LTIFR improved to 6.03 (fiscal 2012: 7.54) per million hours worked.

In PNG, the FIFR remained 0.00, while the LTIFR was 0.12 (FY12: 0.45). Commendably six South African mines have operated for a full year without a fatality – the challenge is to reach this milestone at all operations.

Fatal injuries related to falls of ground improved by 67% year on year (from three to one) while trucks and tramming related fatalities regress from one to two. The fall-of-ground injury frequency rate has improved 42% year on year, reflecting a major safety focus in recent years. Regrettably, a period of 15 months without a fatality of this nature ended in the third quarter of fiscal 2013 after a fatal accident at Masimong.

Criminal Mining

In South Africa, illegal mining remains a concern at many Free State gold operations. In addition to significant safety and health risks for our own employees and for the illegal miners, there is a substantial associated cost in terms of destroyed assets and infrastructure, security and loss of skills (if employees are involved). Ultimately, this impacts on investment and job creation.

Illegal mining is a complex issue, and there is no simple solution. We are encouraged by the rising level of cooperation between mine managers, authorities, unions, employees, communities and non-governmental organisations.

We continue to liaise with the DMR, the South African Police Service, the South African Justice Department, private security companies and affected communities. After successful lobbying by the industry, criminal mining has recently been seen by the courts as organized crime, compared with trespass charges in the past. We believe that prison sentences, as opposed to monetary fines, are a greater deterrent.

While these criminal activities continued on both surface and underground operations, enhanced access control and underground security processes are proving effective. In fiscal 2013, technical and physical security measures at our metallurgical plants were upgraded. We continue to focus on communicating the risks and consequences of illegal mining and fraud to our own workforces, and our zero-tolerance approach has seen a number of employees dismissed for related offences.

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

Our proactive approach to healthcare is beginning to deliver the expected benefits. As part of this R100 million investment, six new health hubs in South Africa are at various stages of completion. Tshepong was commissioned in the first quarter of fiscal 2014, with the remaining hubs due for commissioning by December 2013. In tandem we have trebled the number of medical professionals, with teams of 25 to 35 per hub providing a 24-hour service. Each team has a social worker, health educator, primary healthcare doctor and occupational health specialist.

As demonstrated by the success of the pilot hub at Target in the prior year, these hubs provide an integrated, proactive healthcare service to bring primary, occupational and wellness facilities closer to the mine. While improving the quality of healthcare, this model also reduces the cost of centralized healthcare services and improves labour availability and productivity. Other key benefits include:

•	aligned to proposed national health insurance processes and requirements;

•	compliant with DMR requirements;

•	individual risk profiling, proactively managed by significantly enlarged, multi-disciplinary team;

•	active case finding;

•	continued surveillance;

•	holistic approach to providing healthcare;

•	proactive employee assistance programme;

•	improved health insurance cover for most employees – extended to contractors during fiscal 2013; and

•	improved quality assurance.

During fiscal 2013, a noticeable impact on absenteeism was achieved through decentralized service provision and an integrated management approach to proactive healthcare and wellness. During fiscal 2013, Harmony Healthcare embarked on the implementation of a clinical system that will form the basis of individual disease management plans. The implementation is scheduled for completion in fiscal 2014.

One of the most apparent benefits of our new approach is the dramatic decline in sick leave. We continue to focus on managing absenteeism, which declined across the company to 4.6% during the fiscal 2013 year (fiscal 2012: 5.1%). Absenteeism due to illness decreased by 20.5% at mine level. Acknowledging the potential economic and social impact of a rising absenteeism rate, we are establishing multi-disciplinary attendance and absenteeism review boards at mine level to proactively manage sick absenteeism and absenteeism related to psychosocial issues. Benchmarking Harmony against its peers and companies of similar scale, we set 3.5% as an acceptable sick absenteeism rate.

In keeping with wellness and fitness to work, an amended return-to-work strategy is being piloted. The annualized cost of healthcare delivery is around 10% of our total labour cost. Previously fixed costs absorbed 91% of the South African healthcare budget. Under the new healthcare model, fixed costs are down significantly as are shifts lost per medical visit. The contact rate per employee per month has decreased from 4.3 when primary healthcare was still mostly nurse-driven to 2.5 currently with a doctor focus, and is expected to decrease further.

Occupational health

In compliance with South Africa’s MHSA, medical surveillance medical surveillance is ongoing at the Company’s dedicated centres. A total of 44,321 medical surveillance examinations were conducted in fiscal 2013 (fiscal 2012: 47,894) including entry examinations (for new employees), annual examinations, exit (end of service) examinations, and out-of-cycle examinations (for transfers, for example).

In PNG, medical centres at Hidden Valley, Wafi and Wau provide full-time primary healthcare and occupational health surveillance to employees, dependents and the local community. While the Wau centre is only available to dependents and community members for emergencies, four community health facilities provide services at Babuaf near Wafi and Nauti, Kwembu and Winima near Hidden Valley. In PNG, 17,898 health contacts were made at all MMJV medical centres (fiscal 2012: 18,840).

Harmony aligns its reporting on occupational health statistics to international standards such as the International Labour Organization code of practice on recording and notification of occupational accidents and diseases, as well as the MHSA. Where employees are diagnosed with a compensable occupational illness, Harmony submits details on their behalf of the relevant bodies, depending on the illness and associated legislation. Harmony contributes annually to The Medical Bureau for Occupational Diseases and the Compensation Commissioner of Occupational Diseases – a statutory body responsible for certification and compensation under the Occupational Diseases in Mines and Works Act of 1973 and the Rand Mutual Assurance Company – an industry body providing compensation under the Compensation for Occupational Injuries and Diseases Act of 1993.

In PNG, an integrated business information system provides numerous administrative functions for health, safety, risk management and human resources. This includes a medical register that tracks and reviews each patient’s progress from initial health contact throughout the treatment process.

In South Africa, the primary occupational health risk areas in fiscal 2013 were noise-induced hearing loss (“NIHL”), occupational lung disease including silicosis, TB and other HIV-related illnesses, and heat stress. In PNG, the primary health risks at Hidden Valley were upper respiratory tract infections (“URTIs”) and malaria, neither of which are occupational illnesses. However, given the impact on our workforce and communities, we have invested considerable financial and human resources in proactively combating these conditions.

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

Harmony’s strategy is to issue all exposed employees with personalised hearing protection devices, which reduce the noise level by 25 decibels. By year end, 96% of employees and 60% of contractors exposed to noise levels above 82dB(A) had been fitted with personalised hearing protection devices. The number of personalised devices issued to date was 27,329 at the end of fiscal 2013 (split 25,409 for employees and 1,920 for contractors). Encouragingly, contractor compliance increased notably during the year.

Although we made good progress with issuing personal hearing protection devices during the period, a concern was raised by Harmony’s high-level audit team about compliance in using these devices in the workplace. More focus will therefore be placed on monitoring compliance at the workplace and reporting compliance levels. Training in the use and benefits of these devices is part of e-learning material used during annual refresher training.

Detecting hearing loss is done by audiometric testing during annual medical examinations and is measured against the employee’s baseline test. Early detection enables management to counsel the employee at an early stage and to investigate the working area to prevent more serious loss of hearing. The project initiated at Oppenheimer Hospital in the Free State four years ago to detect NIHL (5 – 10% hearing loss) early is now available at our healthcare facilities. This project is monitored through annual audiograms for all employees exposed to noise risk at work.

In fiscal 2013, the number of NIHL cases compensated dropped to 52 (fiscal 2012: 101). While we are committed to continuous improvement, the industry target to prevent any hearing loss of more than 10% against each exposed individual’s baseline remains a challenge for Harmony.

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

Silicosis

Silicosis is linked to long-term exposure to quartz silica dust and can cause increased susceptibility to TB. Under the auspices of the MHSC, Harmony committed to the following milestones:

•	95% of all exposure measurement results to be below the occupational exposure limit for respirable crystalline silica of 0.1mg/m³ by December 2008. Compliance improved steadily through fiscal 2013 to 93.5%, although still below the milestone requirement. Every measurement above 0.1mg/m³ is investigated and addressed. Harmony has recorded a significant improvement in the year-on-year comparison of exposure groups; and

•	from December 2013, using present diagnostic techniques no new cases of silicosis among previously unexposed individuals (not exposed before 2008, or someone entering the industry in 2008) – this milestone is monitored by the submission department, in-house technology and the Rand Mutual Assurance Company.

Harmony’s approach to minimising dust includes a range of engineering controls, in addition to two focal areas:

•	Installing fogger systems at strategic positions

Harmony adopted this practice as part of the MOSH initiative, and has installed 66 foggers in areas of potential high dust exposure as planned. All Harmony’s South African operations are members of the MOSH community of practice for adoption and meet regularly to discuss progress and challenges in implementing leading practices.

•	Footwall and sidewall treatment in intake airways

Intake airways are treated to allay dust by means of spray cars at pre-determined intervals or with fixed spray systems that can be activated manually or automatically on pre-set timers.

The silica quartz content of dust is highly variable. This presents a challenge in measuring the effectiveness of engineering controls to minimize dust in the workplace. Harmony thus concentrates on controlling the total respirable dust load, which will automatically reduce silica quartz exposure.

In general, the dust loading decreased from fiscal 2012. Dust control in stoping workplaces remains a concern which is being addressed through training and awareness programmes. All development ends are equipped with water blasts to settle dust directly after the blast.

To date, no new cases of silicosis have been reported among individuals who entered the industry since 2008. In fiscal 2013, 772 suspected (submitted) cases (fiscal 2012: 872) were reported to the Medical Bureau of Occupational Diseases, and 185 cases certified (fiscal 2012: 161). The annual rate for certified cases fluctuates depending on backlogs at the reporting authority.

Silicosis continues to receive heightened attention and Harmony, as a member of the Chamber of Mines, is participating in processes to address issues relating to historical silicosis cases. In August 2012, Harmony and its subsidiaries were served with court papers entailing an application by three former employees requesting the South Gauteng High Court to certify a class action for silicosis sufferers. In essence, the applicants want the court to declare them as representing a class of people for purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony its subsidiaries. Harmony has retained legal counsel in this regard. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation. Please see Item 8. “Financial Information — Legal Proceedings” for further information.

Tuberculosis

TB hampers the health and productivity of workers (absenteeism, treatment costs, compensation, allocated resources, etc.) and there is increasing pressure on the gold mining industry to reduce its incidence. While the trend for TB across the industry is gradually declining, incidence rates are still unacceptably high. We continue to liaise and cooperate with local departments of health on specific TB training for nursing staff, and the additional resources required to improve our collective management of this disease.

In line with the World Health Organization (“WHO”) and the national TB strategic plan in South Africa, Harmony’s comprehensive TB control program includes early case findings, directly observed therapy short-course, chemotherapy and a radiological TB screening project. Harmony exceeds the national plan in certain respects such as:

•	identifying early TB resistance through state of the art specialized generic and biochemical tests and analysis;

•	investigative diagnostic tests for early detection;

•	ultraviolet lights for infection control – an additional 241 ultraviolet lights were installed during fiscal 2013, whilst the 790 ultraviolet lights installed during fiscal 2012 were maintained;

•	annual X-rays of employees exposed to dusty work environments for early TB detection; and

•	ongoing monitoring and education.

In fiscal 2013, 629 cases were certified (fiscal 2012: 568). In PNG, only two cases of TB have been reported over the last fiscal year.

Contractors are currently referred to state facilities for TB treatment and excluded from the calculation above. For optimal infection control, it is preferable to manage all TB cases, including contractors. As such, the TB management program will be extended to contractors to facilitate better control of contract-worker TB, certificates of fitness and potential cross-infection of Harmony employees.

In March 2013, we commissioned the Human Sciences Research Council, which specialises in TB and HIV research, to assess TB control in our Free State operations to identify and prioritise key attributable factors. This is expected to be complete by the end of October 2013, with key activities of the assessment including:

•	secondary analysis using data from TB clinics;

•	qualitative and quantitative assessments from interviews;

•	review of TB documentation; and

•	infection control assessments in living environments and healthcare facilities.

Multidrug-resistant TB (“MDR TB”) remains a growing concern for the industry; treatment is costly and protracted (e.g. 18 months’ treatment means many more shifts lost), affected employees are unlikely to return to work which involves risk, and the disease has a high mortality rate despite treatment. With 36 cases of MDR TB diagnosed in fiscal 2013 (compared to 33 in fiscal 2012), the incidence rate per 100,000 of 113 is up 11% on the 97 recorded in the prior year. At the end of fiscal 2013, there were 68 employees on MDR TB treatment, compared to 95 at the end of fiscal 2012, reflecting the protracted treatment period.

Heat stress

Extensive refrigeration and ventilation measures are in place at all operations where temperatures are above normal working ranges. These heat-tolerance testing and acclimatization programmes support and protect employees exposed to excessive heat in the workplace. In fiscal 2013, 16,577 (excluding Evander) heat tolerance tests were undertaken (fiscal 2012: 20,472).

Upper respiratory tract infections

Hidden Valley is 3km above sea level but most employees are from lower, warmer areas. This regular altitude change contributes to respiratory ailments, mostly due to viral infections. 5,087 employees were treated for such complaints in fiscal 2013 (fiscal 2012: 5,428). A program has been developed to educate the workforce about URTIs, as well as gastro-intestinal hygiene, and is being rolled out across the operations.

Malaria

PNG is a high-malaria zone with over 1.5 million cases identified each year by the WHO. We support provincial programs to eradicate the source, including spraying sites, distributing treated mosquito nets and providing treatment regimes.

In addition, a residual spraying program will begin in the Wafi-Golpu communities after completion of household and malaria surveillance surveys. This will then move to other high-risk communities in the Huon Gulf and Bulolo districts. The MMJV also began issuing treated mosquito nets as standard personal protective equipment to all employees and contractors at all sites: over 5,000 treated nets have been distributed to employees and contractors to protect their families against the disease. Ongoing malaria awareness education is provided to employees, contractors and communities through community health meetings, inductions and toolbox meetings.

In fiscal 2013, 1,812 employees were treated for malaria (fiscal 2012: 1,871). The number of people presenting with malarial symptoms rose slightly during fiscal 2013, albeit from a low base in the first quarter.

In addition, the joint venture partners are working with a non-profit partner, Oil Search Health Foundation (“OSHF”) to combat major community and employee health risks. The objective is to develop a plan to bring preventive medical treatment for the major employee illnesses (e.g. malaria, TB and gastro-intestinal) closer to the source of the problem. This will be done cost-effectively, and in a way that avoids the joint venture becoming the owner and operator of local community hospitals and clinics.

By mid-year, OSHF had completed its baseline health assessment in our host communities. This will inform the structure and scope of the Medical Store Keeper (“MSK”) infrastructure in host communities. Following workshops with the joint venture’s sustainability and medical staff, the scope of work was developed for phase 2, establishing the MSK system and training local (host community) staff to man the MSK points. A portion of this training is focused on collecting reliable data on the status of community health in each area.

HIV/AIDS Policy

Harmony has developed an extensive and appropriate response to HIV/AIDS over a number of years. Managing this pandemic is a critical component of our approach to sustainable development given the significant impact on our employees, their dependents, and local and labor-sending communities in South Africa. It manifests in higher absenteeism, reduced performance and loss of skills to the company, as well as the economic burden on households when the breadwinner becomes ill or dies. There is also an increased financial load on state healthcare facilities. See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and the Gold Mining Industry — HIV/AIDS poses risks to Harmony in terms of productivity and costs” and Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and the Gold Mining Industry — The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in the future”.

Management of HIV/AIDS

In South Africa, HIV prevalence level among employees in the Group in fiscal 2013 is estimated at 24% as reported in fiscal 2012. This estimate is based on best-available state information and empirical modeling undertaken for the Company in fiscal 2012. No prevalence testing may be undertaken by law. The model continues to suggest that prevalence levels in Harmony will decline over the next ten years as increased awareness and testing, combined early introduction of antiretroviral drugs, culminate in a reduced infection rate nationally.

We recognise that the following pillars are important in managing HIV/AIDS:

•	health promotion strategy aimed at changing attitudes towards HIV and AIDS using education and awareness programs;

•	preventative strategy to avoid or eliminate the threat of HIV and AIDS as well as associated health risks, and to significantly reduce the number of new cases;

•	evidence-based curative interventions to ensure appropriate treatment of all employees diagnosed with HIV and optimum outcomes at the point of care, including home-based care; and

•	monitoring compliance with treatment plans for affected individuals.

HIV/AIDS continues to be managed at three levels in Harmony:

•	at a clinical level – HIV symptoms are managed at our healthcare facilities;

•	Company-wide and mine-specific initiatives – mine-based HIV/AIDS committees are an integral part of health and safety committees, which meet monthly; and

•	Group policy and practice level – monitored by a healthcare specialist.

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

In the 2012 calendar year, we continued a year-long campaign targeting 100% VCT participation among our employees. By the end of fiscal 2013, some 90% of the Harmony workforce had received counselling, and 36% agreed to testing. A total of 6,490 individuals were tested (fiscal 2012: 9,861). Although we are making progress in terms of counseling, the poor uptake reflects the ongoing stigma attached to the pandemic. Over the past three years, 56,750 HIV/AIDS tests have been performed in Harmony for employees, contractors and some community members. To ensure consistent results throughout the company in terms of VCT and uptake, we are focusing on the role of health educators, peer educators and implementing an appropriate framework for an employee assistance programme. We continue to encourage HIV-positive employees to participate in Harmony’s wellness programme. This includes counseling on lifestyle choices and nutrition, treating opportunistic infections and antiretroviral therapy (“ART”). All employees have access to ART, either through Group healthcare facilities or private medical aid schemes. State-funded facilities in South Africa also provide ART and some employees seek treatment there because of the stigma associated with the disease. Harmony supports the national HIV counseling and testing campaign and extended this to all primary healthcare facilities and occupational healthcare centres as an ongoing service in recent years.

In fiscal 2013, 4,460 employees participated in the highly active antiretroviral therapy program (fiscal 2012: 4,066).

Radiation

Radon exposures at all Harmony operations are well-controlled through systemic and operational controls and barriers. All South African operations comply with the dose limit of 100mSv in five years, with a maximum exposure of 50mSv in a single year. Administrative controls are in place to ensure workers do not exceed the dose limits.

In addition to regular self-inspections and internal audits, the company achieved an average compliance index of 93% during 21 inspections and audits conducted by the National Nuclear Regulator. Radiological clearances are being conducted at decommissioning sites to facilitate the future declassification of these areas.

Item 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved comments between the Company and the staff of the SEC’s Division of Corporation Finance.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the consolidated financial statements, including the related notes, appearing elsewhere in this annual report.

Overview

We are currently the third largest producer of gold in South Africa and are an important producer in PNG. Our gold sales for fiscal 2013 were 1.20 million ounces of gold. As at June 30, 2013, our mining operations and projects reported total proved and probable reserves of approximately 51.5 million gold equivalent ounces and, in fiscal 2013, we processed approximately 20.7 million tons of ore.

For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by a team (headed by a single general manager) being considered to be an operating segment.

Our reportable segments are as follows:

•	Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target 1, Target 3, Tshepong, Unisel and Hidden Valley;

•	the Evander operation is classified as discontinued operations; and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” and “Other — Surface”.

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

Our significant accounting policies and critical accounting estimates and judgments are described in more detail in note 2 and 3, respectively, as well as the relevant notes to the consolidated financial statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18. “Financial Statements”. Management has identified the following as critical accounting policies because estimates used in applying these policies are subject to material risks and uncertainties. Management believes the following critical accounting policies, together with the other significant accounting policies discussed in the notes to the consolidated financial statements, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and could potentially impact our financial results and future financial performance.

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

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the orebodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. These reserves are determined in accordance with the SAMREC Code, JORC and SEC Industry Guide 7.

Because the economic assumptions used to estimate the gold mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proved and probable reserves may affect the Group’s financial results and financial position in a number of ways, for example depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method.

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

Depreciation of Mining Assets

Depreciation of mining assets is computed principally by the units of production method over the life-of-mine, based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

The preparation of consolidated financial statements in compliance with IFRS requires management to assess the useful life of each of its operations separately based on the characteristics of each deposit and select the reserve/resource base that best reflects the useful life of the operation. In most instances, management considers the use of proved and probable reserves for the calculation of depreciation and amortisation expense to be the best estimate of the life of the respective mining operation. Therefore, for most of the Company’s operations, we use proved and probable reserves only, excluding all inferred resources as well as any indicated and measured resources that have not yet been deemed economically recoverable.

In some instances, however, proved and probable reserves alone may not provide a realistic indication of the useful life of mine and related assets. In these instances, management may be confident that certain inferred resources will eventually be classified as measured and indicated resources, and if economically recoverable, they will be included in proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has not yet done the necessary development and geological drill work to improve the confidence to the required levels to designate them formally as reserves. In these cases, management, in addition to proved and probable reserves, may also include certain, but not all, of the inferred resources associated with these properties as the best estimate of the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Management only includes the proved and probable reserves and the inferred resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. The board of directors and management approach economic decisions affecting these operations based on the life-of-mine plans that include such resources. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the SAMREC Code or JORC. For further discussion on mineral reserves, see “- Gold mineral reserves” in this section.

During the periods presented, the Company added the inferred resources that were included in the life-of-mine plans at Doornkop and Masimong to the proved and probable reserves in order to calculate the depreciation expense. The depreciation calculation for all other operations was done using only the proved and probable reserves. At these two operations, there has been a steady conversion of the inferred resources included in the life-of-mine plan into measured and indicated resources that are then classified as reserves if economically viable. In addition, there have been no instances during the periods presented where subsequent drilling or underground development indicated instances of inappropriate inclusion of inferred resources in such life-of-mine plans. As such, management is confident that the inclusion of the inferred resources included in the life-of-mine plan in calculating the depreciation charge is a better reflection of the pattern of consumption of the future economic benefits of these assets than would be achieved by excluding them.

Management’s confidence in the economical recovery of these inferred resources is based on historical experience and available geological information. The surface drilling spread (surface boreholes) and underground advance drilling at Doornkop South Reef and Masimong have indicated that the portion of the inferred resources included in the life-of-mine plan exist and can be economically mined with a high level of confidence in the orebodies. The surface boreholes have been used to determine the existence of the orebodies as well as the location of major geological structures and the mineralogy of the orebodies. However, since further drilling and underground development necessary to classify the inferred resources as measured and/or indicated resources and then as reserves, if economically recoverable, has not been done yet, they remain in the inferred resource category. Geological drilling can only be done as and when the underground infrastructure is advanced.

Additional confidence in existence and commercial viability is obtained from the fact that the orebodies surrounding these two operations have already been mined over many years in the past. We mine continuations of the same reefs that these mined-out operations exploited. At Masimong and Doornkop South Reef, the geological setting of the orebodies are such that there is an even distribution of the mineralized content, and reliance can be placed on the comparable results of the surrounding mines. As these results are already known, simulations and extrapolations of the expected formations can be done with a reasonable degree of accuracy. Although this information will not allow the classification of inferred resources to measured and indicated resources and then as a reserve if economically viable, it does provide management with valuable information and increases the level of confidence in existence and grade expectation.

Future capital expenditure necessary to access these inferred resources, such as costs to complete a decline or a level, has also been included in the cash flow projections for the life-of-mine plan and have been taken into account when determining the pattern of depreciation charge for these operations.

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and the inferred resource base used in the life-of-mine plan may affect the calculation of depreciation and amortization. The change is recognized prospectively.

The relevant statistics for the two operations have been included below.

		Applicable to the Fiscal Year Ended June 30,
Doornkop South Reef		2013	2012	2011
A	Years (life-of-mine plan)	16	14	16

B	Reserves (Tons million)	5.4	3.5	2.3

B	Resources (Tons million)	29.1	25.5	25.2

D	Total inferred resources (Tons million)	23.3	21.2	22.0

E	Inferred resources included in life-of-mine plan (Tons million)	14.3	14.5	15.1

F	Future development costs

	• Rand million	227.3	227.0	205.0

	• US$ million	27.7	33.5	26.9

G	Depreciation expense for the fiscal year

	• As reported (US$ million)	12.1	13.4	4.9

	• Excluding inferred resources (US$ million)	23.2	35.7	12.2

		Applicable to the Fiscal Year Ended June 30,
Masimong		2013	2012	2011
A	Years (life-of-mine plan)	13	12	13

B	Reserves (Tons million)	7.6	7.3	8.1

B	Resources (Tons million)	124.9	99.2	106.7

D	Total inferred resources (Tons million)	100.9	81.8	87.9

E	Inferred resources included in life-of-mine plan (Tons million)	4.9	5.1	4.9

F	Future development costs

	• Rand million	0.0	85.0	21.1

	• US$ million	0.0	12.5	2.8

G	Depreciation expense for the fiscal year

	• As reported (US$ million)	14.1	12.5	8.9

	• Excluding inferred resources (US$ million)	15.8	13.9	10.0

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

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2013, apart from production cost and capitalized expenditure assumptions unique to each operation, included a short-term gold price of US$1,250 per ounce, while the medium- and long-term gold price used were US$1,300 and US$1,400 per ounce, respectively. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proved and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and Greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.

As discussed above under “Gold mineral reserves”, various factors could impact our ability to achieve our forecasted production schedules from proved and probable reserves. Additionally, gold prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proved and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically. Assets classified as other mine-related exploration potential and Greenfields exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.

During fiscal 2013, we recorded an impairment of assets of US$274 million, while a net reversal of impairment of assets of US$7 million was recorded in fiscal 2012 and an impairment of US$39 million was recorded in fiscal 2011. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future gold price assumptions. A 10% decrease in gold price assumed at June 30, 2013 would have resulted in the additional impairment amounting to US$2 million for Steyn 2 (included in the Bambanani segment), an impairment at Target 1 of US$35 million and an additional impairment to Hidden Valley of US$197 million.

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

As at June 30, 2013 substantially all of our goodwill related to the Phakisa, Tshepong and Bambanani cash generating units, for which there is no significant risk of failing the goodwill impairment test. During fiscal 2011, we recorded an impairment of US$1.5 million on goodwill relating to St Helena (in “Other – Underground” segment). No impairment was recorded during fiscal 2012 or fiscal 2013.

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

Deferred taxes

The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2013 and fiscal 2012 (43% for fiscal 2011), depending on whether or not the taxpayer has elected to be exempt from Secondary Taxation on Companies). With the introduction of Dividends Tax in South Africa on April 1, 2012, the higher tax rate formula was abolished resulting in lower income tax and deferred tax rates in some of our entities. See Item 5. “Results of Operations—Continuing Operations—Income and Mining Taxes”. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.

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

During fiscal 2013, management evaluated the deferred tax asset related to Hidden Valley, following the recognition of the impairment of assets. Harmony derecognized the deferred tax asset to the extent which future taxable profits are no longer probable. The full amount related to Hidden Valley of US$56 million was derecognized. Subsequent increases in the deferred tax asset will be recognized when future taxable profits are probable.

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

Harmony’s Realized Gold Price

The average gold price in US dollars received by us has generally increased since January 1, 2003. In fiscal 2013, the average gold price in US dollars received by us for continuing operations was US$1,603 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3. “Key Information — Risk Factors — The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price for gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2013	2012	2011
	($/oz)
Average	1,605	1,673	1,369
High	1,792	1,895	1,553
Low	1,192	1,483	1,157
Harmony’s average sales price — continuing operations(1)	1,603	1,681	1,370

(1)	Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.

Costs

Our cash costs typically make up between 70% and 75% of our total costs (excluding impairments). The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 60% and 65% of our production costs.

Our cash costs for continuing operations have increased from US$1,004 per ounce in fiscal 2011 to US$1,154 in fiscal 2013, mainly as a result of lower production volumes, the impact of increased labor and energy costs, as well as inflationary pressures on supply contracts.

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

The average exchange rate of the South African Rand depreciated approximately 14% against the US dollar in fiscal 2013 compared to fiscal 2012. In the case of our International operations, the Australian dollar remained unchanged, while the Kina appreciated by 4% against the US dollar in fiscal 2013.

Going forward, we expect a longer term decrease in the real cash costs per ounce, primarily as a result of the completion of the major development projects, being Doornkop, Kusasalethu, Phakisa and Hidden Valley. As these operations ramp up to full production in the next three or so years, the volumes mined will increase and reduce the unit cost per ounce. This will, however, be offset by the increased production costs from the development projects. Management will continue with a thorough review of costs at all operations and ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This could result in our costs not decreasing as expected. This is discussed in more detail in Item 3. “Key Information — Risk Factors — Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution” and “— The nature of our mining operations presents safety risks”.

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

Continuing operations

The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from continuing operations:

	Fiscal year ended June 30,
	2013	2012	2011
	(in $ millions, except for ounce amounts)
Total cost of sales from continuing operations – under IFRS	1,831	1,561	1,533
Depreciation and amortization expense	(220)	(247)	(230)
Rehabilitation credit/(costs)	2	2	(6)
Care and maintenance costs of restructured shafts	(8)	(11)	(17)
Employment termination and restructuring costs	(5)	(10)	(20)
Share-based payments	(30)	(11)	(18)
(Impairment)/reversal of impairment of assets	(274)	7	(39)
Other	(4)	(15)	15
Gold inventory movement	20	6	(17)
Total cash costs from continuing operations	1,312	1,282	1,201
Per ounce calculation:
Ounces produced(1)	1,137,297	1,165,046	1,195,361
Total cash cost per ounce from continuing operations	1,154	1,100	1,004

(1)	The ounces produced for fiscal 2012 exclude pre-production ounces from Steyn 2 (2011: Steyn 2 and Target 3) for the period in which these shafts were in development. The associated costs have been capitalized.

Discontinued operations

The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:

	Fiscal year ended June 30,
	2013	2012	2011
	(in $ millions, except for ounce amounts)
Total cost of sales from discontinued operations – under IFRS	68	111	131
Depreciation and amortization expense	—	(9)	(24)
Rehabilitation costs	—	—	(5)
Care and maintenance costs of restructured shafts	(1)	(1)	(1)
Employment termination and restructuring costs	—	—	(3)
Share-based payments	(5)	(1)	(1)
(Impairment)/reversal of impairment of assets	—	—	—
Other	(1)	(1)	(2)
Gold inventory movement	1	1	(1)
Total cash costs from discontinued operations	62	100	94
Per ounce calculation:
Ounces produced	62,855	108,317	87,900
Total cash cost per ounce from discontinued operations	1,009	919	1,070

Total Harmony — Continuing and discontinued operations

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2013	2012	2011
	(in $ millions, except for ounce amounts)
Total cost of sales – under IFRS	1,899	1,672	1,664
Depreciation and amortization expense	(220)	(256)	(254)
Rehabilitation credit/(costs)	2	2	(11)
Care and maintenance costs of restructured shafts	(9)	(12)	(18)
Employment termination and restructuring costs	(5)	(10)	(23)
Share-based payments	(35)	(12)	(19)
(Impairment)/reversal of impairment of assets	(274)	7	(39)
Other	(5)	(16)	13
Gold inventory movement	21	7	(18)
Total cash costs	1,374	1,382	1,295
Per ounce calculation:
Ounces produced	1,200,152	1,273,363	1,283,261
Total cash cost per ounce	1,146	1,085	1,009

Within this report, our discussion and analysis is focused on the total cash costs measure.

The World Gold Council (“WGC”) has published industry guidance on some new non-GAAP measures. These measures include an “all in sustaining cost” and an “all in cost”. Although Harmony is not a member of the WGC, we intend to start disclosing these new measures in the new financial year. While recognizing the importance of reducing cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs. See Item 4. “Information on the Company — Business — Strategy”.

Exchange Rates

Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.

Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2013 decreased by US$74 per ounce to US$1,607 per ounce from US$1,680 per ounce during fiscal 2012. Appreciation of the Rand against the US dollar increases our US dollar working costs at our South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.

The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2013 is R9.98 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R8.21 per US$1.00 as at June 30, 2012, reflecting a depreciation of 22% of the Rand against the US dollar. Income statement items were converted at the average exchange rate for fiscal 2013 (R8.82 per US$1.00), reflecting a depreciation of 14% of the Rand against the US dollar when compared with fiscal 2012. Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period 1 July 2012 to 28 February 2013).

The majority of our working costs are incurred in Rand and, as a result of this, depreciation of the Rand against the US dollar decreased our working costs when translated into US dollars. Offsetting this decrease are increases in our labor costs as well as inflationary pressures on our consumables and energy cost, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2013. Appreciation of the Rand against the US dollar would cause an increase in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3. “Key Information — Risk Factors — Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.

Inflation

Our operations have been materially affected by inflation. Inflation in South Africa was 5.5% at the end of fiscal 2013 and fiscal 2012, and 4.6% in fiscal 2011. However, working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 25% in fiscal 2011, 16% in fiscal 2012 and 9.6% in fiscal 2013, together with an estimated increase of approximately 8% in fiscal 2014, will have a negative effect on the profitability of our operations.

The inflation rate in PNG has remained relatively flat in recent years at around 7%, but ended fiscal 2011 at 9.6% and 2012 at 6.9%. The annualized inflation stood at 7.5% at the end of fiscal 2013.

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

Electricity in South Africa

The adequacy of Eskom generation capability depends upon such factors as the installed capacity, unit size, plant reliability, demand forecasting error and the shape of the load curve. The reserve margin is a deterministic criterion, which provides perhaps the simplest available measure of system security.

Eskom has recently stated that a reserve margin of 15% to 25% is the desirable range required to meet Eskom’s obligation to supply power to end users. As the reserve margin on a system is increased, the probability of failing to meet demand as a result of inadequate generation will fall. As load grows, the reserve margin is eroded.

Over the past 10 years the reserve margin has fallen very significantly as a result of growth in electricity demand of around 3% per annum (which equates to approximately 1,000MW of additional peak demand each year) and the very limited amount of new generating plant that has been commissioned.

Eskom has increased the planned maintenance on the existing generating capacity which also contributes to the smaller reserve margin. The latest forecasts indicate a worsening situation which will proceed through to 2016. This situation poses a real risk of rolling blackouts, similar to those experienced in 2008. The supply and demand is very tight especially during the evening peak periods between 17h00 and 20h00. Harmony participates voluntarily in the Eskom Demand response program to reduce their demand during the said periods. Harmony also benefits financially from this as the Eskom tariffs are more expensive during that period. The risk of having power outages will be mainly limited to the evening peak periods in the current situation. This could change should there be major unplanned outages of Eskom generation capacity, in which case it will be a country or sector problem and municipalities should be the first to have power outages. The electricity supply constraint in South Africa will be alleviated by the commissioning of the first generators at the Medupi power station expected towards the end of 2014.

Tariffs

Like all mining companies, Harmony is a major user of electricity, mostly supplied by South Africa’s power utility,

Eskom. Energy is a significant and growing portion of our operating costs, given rising electricity tariffs. After an average increase of 22% in each of fiscal 2010, fiscal 2011 and fiscal 2012, tariffs rose by a further 9.6% in fiscal 2013 – the first of the next five-year price determination period.

Energy efficiency

Harmony has worked closely with Eskom to manage electricity use and peak demand, underlining our commitment to reduce energy consumption. This includes demand-side management (“DSM”) strategies to reduce electricity consumption in peak periods; timing our pumping to coincide with cheaper off-peak periods, making more efficient use of Eskom tariffs that reward load-shifting, and improving the efficiency of pumping operations.

In total, we have implemented eight DSM energy efficiency projects in recent years, resulting in a load reduction of 21.4MW and energy savings of 10 625.9MWh per month. Ten other energy-saving initiatives were implemented outside the Eskom DSM process, resulting in demand reduction of 14.81MW and 10 984MWh per month. We have also committed to 14 DSM projects for completion in 2014 (with a load reduction of 32.4MW during evening peak times and 5 557MWh per month) and ten projects in 2015.

Renewable energy

At present, Harmony is considering a number of renewable and alternate energy projects, prioritized below:

•	bio-energy project in the Free State Province;

•	the Harmony Solar Park aims to develop solar capability at Kalgold;

•	photovoltaic power plant in the Free State Province;

•	power generation by turbines at Kusasalethu; and

•	installation of solar geysers at Harmony-owned villages.

Most of the projects passed the feasibility phase and implementation will start during 2014.

See Item 4. “Information on the Company – Regulation - Environmental Matters – Use of resources – Renewable energy initiatives”.

Results of Operations

Years Ended June 30, 2013 and 2012

Continuing Operations

Revenues

Revenue decreased by 8%, from US$1,953 million in fiscal 2012 to US$1,803 million in fiscal 2013. This decrease can mainly be attributed to a 5% decrease in the gold price received of US$1,603 per ounce for fiscal 2013, compared to US$1,681 per ounce for fiscal 2012.

Our gold sales decreased by 3%, from 1,163,119 ounces in 2012 to 1,124,312 ounces in 2013. The decrease in ounces can be attributed mainly to lower production at Kusasaelthu as a result of labor unrest.

At Kusasalethu ounces sold decreased by 51%, from 178,726 in fiscal 2012 to 86,742 in fiscal 2013. Production was affected by labor unrest during the second quarter of fiscal 2013 and the shaft was subsequently closed for approximately two months and re-opened in a phased approach which affected both the third and fourth quarters of fiscal 2013. As a result both volumes and recovered grade decreased by 41% and 18% respectively.

At Tshepong ounces sold decreased by 21% from 169,177 in fiscal 2012 to 132,944 in fiscal 2013. This was mainly a result of a 16% decrease in production volumes whilst the recovered grade decreased by 7% from 0.125 ounces per ton in fiscal 2012 to 0.116 ounces per ton in fiscal 2013.

At Doornkop ounces sold increased by 16% from 98,027 in fiscal 2012 to 114,135 in fiscal 2013. This is due to the increase in production volumes as the South Reef continues to build up to full production capacity. Tons milled increased by 9% from 1,023,000 tons in fiscal 2012 to 1,112,000 tons in fiscal 2013. Recovered grade improved by 8% from 0.097 ounces per ton in fiscal 2012 to 0.105 ounces per ton in fiscal 2013.

At Joel ounces sold increased by 19%, from 86,132 in fiscal 2012 to 102,625 in fiscal 2013. This was mainly due to an increase in the recovered grade from 0.139 ounces per ton in fiscal 2012 to 0.154 ounces per ton in fiscal 2013. Volumes milled increased by 10% from 614,000 tons in fiscal 2012 to 674,000 tons in fiscal 2013.

At Bambanani ounces sold increased by 51% from 43,982 in fiscal 2012 to 66,359 in fiscal 2013. This is mainly due to the 46% increase in the recovery grade from 0.198 ounces per ton in fiscal 2012 to 0.290, following the development and mining of the high grade shaft pillar.

At Target 3 ounces sold increased by 43% from 36,298 ounces in fiscal 2012 to 51,859 ounces in fiscal 2013. This can mainly be attributed to the increased recovery grade from 0.104 ounce per ton in fiscal 2012 to 0.147 ounces per ton in fiscal 2013.

At Unisel ounces sold increased by 14% from 51,055 ounces in fiscal 2012 to 58,000 ounces in fiscal 2013. This was mainly due to a 13% increase in volumes from 434,000 tons in fiscal 2012 to 492,000 tons in fiscal 2013.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2012 and fiscal 2013:

	Year Ended June 30, 2013		Year Ended June 30, 2012		Percentage (increase)/decrease in Cash Costs per ounce
	(oz)	($/oz)	(oz)	($/oz)
SOUTH AFRICA

Kusasalethu(1)	88,093	1,951	181,105	1,046	(86.5)
Doornkop(1)	116,738	1,046	98,863	1,142	8.4
Phakisa(1)	78,255	1,428	81,695	1,279	(11.6)
Tshepong	133,554	1,212	169,980	973	(24.6)
Masimong	116,256	960	103,526	1,057	9.2
Target 1	127,542	842	116,708	940	10.4
Bambanani(2)	66,970	1,025	43,017	1,787	42.6
Joel	103,782	729	85,618	836	12.8
Unisel	58,289	1,111	51,216	1,253	11.3
Target 3	52,277	1,116	36,106	1,523	26.7
Other — surface	110,534	1,095	108,412	1,042	(5.1)
INTERNATIONAL

Hidden Valley	85,007	1,611	88,800	1,238	(30.1)
Total continuing operations	1,137,297		1,165,046
Weighted average		1,154		1,100	(4.9)

(1)	Ounces produced are expected to increase until the operations have reached full production capacity. Cash cost per ounce is expected to decrease as the operations move closer to full capacity. See “— Costs” for further detail.
(2)	Excludes 1,157 in 2012 for pre-production ounces from Steyn 2, which have not been included in the cash cost calculation as the shaft was in development.

Our average cash costs from continuing operations increased by 4.9%, or US$54 per ounce, from US$1,100 per ounce in fiscal 2012 to US$1,154 per ounce in fiscal 2013. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in US dollars per ounce in fiscal 2013 was attributable primarily to a 15% increase in operating costs in Rand terms, as well as a decrease in ounces produced of 2%. This was offset by a 14% depreciation in the South African Rand against the US dollar when compared to fiscal 2012. Operating costs in Rand terms were affected mainly by an increase in costs on our growth shafts, specifically Doornkop, Phakisa and Target 3, where costs rose by 23%, 22% and 21%, respectively, year-on-year as production increased. Annual increases in labor cost of 7.5% as well as inflationary pressures on our consumables and energy costs of 12% and 9.6% respectively were also contributors towards a higher operating cost.

At Bambanani, the cash cost per ounce decreased by 43% from US$1,787 per ounce in fiscal 2012 to US$1,025 per ounce in fiscal 2013. This was due to an increase in ounces produced as result of higher recovered grades at both Bambanani and Steyn 2.

At Kusasalethu the cash cost per ounce increased by 87% from US$1,046 per ounce in fiscal 2012 to US$1,951 per ounce in fiscal 2013. This was mainly due to labor disruptions affecting the operations in the second, third and fourth quarters of fiscal 2013.

At Phakisa, the cash cost per ounce increased by 12% from US$1,279 per ounce in fiscal 2012 to US$1,428 per ounce in fiscal 2013. This was primarily due to a decrease in ounces produced as a result of the fire at Phakisa that halted production, labor disruptions and ventilation issues impacting Phakisa due to the damage at Freddies No.3 ventilation shaft.

At Target 3, the cash cost per ounce decreased by 27% from US$1,523 per ounce in fiscal 2012 to US$1,116 per ounce in fiscal 2013. This was primarily due to an increase in ounces produced as a result of a higher recovered grade. The grade increased by 41% from 0.104 ounces per ton in fiscal 2012 to 0.147 ounces per ton in fiscal 2013.

At Tshepong, the cash cost per ounce increased by 25%, from US$973 in fiscal 2012 to US$1,212 in fiscal 2013, primarily due to a decrease in ounces produced as a result of a 16% decrease in volumes milled. The decrease was a result of the fire at Phakisa mine that halted production to a linked underground section for ten days, labor disruptions and ventilation issues impacting Phakisa due to the damage at Freddies No.3 ventilation shaft.

At Hidden Valley, the cash costs per ounce increased by 30%, from US$1,238 in fiscal 2012 to US$1,611 in fiscal 2013, primarily due to a 41% increase in total cash costs. This was mainly due to increased costs of truck haulage due to the downtime of the overland conveyor for belt repairs, the upgrade and the commissioning of the crusher and increased contractor costs.

b) Depreciation and amortization

Depreciation and amortization decreased from US$247 million in fiscal 2012 to US$220 million, or 11%, in fiscal 2013. In Rand terms, there was an increase of 1%. The weakening of the Rand against the US dollar resulted in the Rand amounts being translated at a higher rate of R8.82 compared to R7.77 in fiscal 2012. Tons milled increased by 1% from 20,017,000 tons in fiscal 2012 to 20,259,000 tons in fiscal 2013. Depreciation at Kusasalethu decreased by US$15 million, or 35%, in fiscal 2013, primarily due to the decrease in tons milled from 1,320,000 in fiscal 2012 to 784,000 in fiscal 2013 as a result labor disruptions during fiscal 2013. Depreciation increased by US$4 million, or 93%, at Joel due to the increase in tons mined. Depreciation at Hidden Valley increased by 6% mainly due to the depreciation of the Rand against the A$.

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs decreased from US$10 million in fiscal 2012 to US$5 million in fiscal 2013. The costs in fiscal 2013 relate to the restructuring at Hidden Valley and the introduction of voluntary severance packages in South Africa. In fiscal 2012 the costs related only to the restructuring at Bambanani.

d) Share-based payments

Share-based payments increased from US$11 million in fiscal 2012 to US$30 million in fiscal 2013. The increase in share based payments is primarily due to the awards issued under the Group’s 2012 ESOP in August 2012.

e) (Impairment)/reversal of impairment of assets

The impairment charge increased from a net reversal of impairment of US$7 million in fiscal 2012 to an impairment of US$274 million in fiscal 2013. The charge in fiscal 2013 relates primarily to Hidden Valley, where a charge of US$268 million was recognized as a result of the operation’s recent poor performance and the reduction in the US dollar gold and silver prices. In addition, an impairment of US$3 million for Steyn 2 (included in the Bambanani segment) was recognized following the completion of its revised life-of-mine plan which included increases in electricity and labor costs. A decrease in the recoverable value of the remaining assets at St Helena resulted in an impairment of US$3 million. The total for fiscal 2012 includes a reversal of US$23 million for Target 1, primarily as a result of a higher gold price included in the life-of-mine plan. Offsetting this reversal was an impairment of US$15 million for Steyn 2.

Exploration expenditure

In fiscal 2013, exploration expenditure increased from US$64 million to US$76 million, primarily as a result of the increase in exploration activity in PNG. This included the cost to optimize the pre-feasibility business case on Wafi-Golpu in light of changes to long-term commodity prices and changes to investor expectations.

Other expenses-net

Other expenses increased from US$6 million to US$40 million in fiscal 2013. The increase is primarily due to the increase in the foreign exchange translation loss relating to the translation of the US$ syndicated revolving credit facility into Rand from US$6 million in fiscal 2012 to US$40 million in fiscal 2013. Also included is an amount of US$2 million for the share-based cost on the Phoenix transaction.

Reversal of impairment of investment in associate

The amount for fiscal 2012 relates to the reversal of impairment of the carrying value of the investment in Rand Uranium following an increase in the proceeds received, denominated in US dollars. The investment in Rand Uranium was classified as held for sale and written down to its recoverable amount in fiscal 2011. The sale of the investment in Rand Uranium was completed in January 2012.

Impairment of investments

During fiscal 2013, an impairment of US$10 million was recognized on the investment in Wits Gold. This was done as a result of management assessing the investment at June 30, 2012 and determining that it had suffered a permanent decline. The cumulative losses in the fair value reserve of US$19 million at June 30, 2012 were reclassified to the income statement and all subsequent losses have been recorded in profit or loss.

Net gain on financial instruments

The gain of US$20 million in fiscal 2013 relates primarily to the fair value gain recognised on the equity-linked deposits (“ELDs”) held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2012 was US$11 million.

Investment income

Investment income increased from US$12 million in fiscal 2012 to US$21 million in fiscal 2013. This is primarily due to the interest earned on cash and cash equivalents increasing from US$7 million in fiscal 2012 to US$14 million in fiscal 2013 as a result of higher average cash balances during the year.

Income and mining taxes

South Africa. We pay taxes separately on mining income and non-mining income. The amount of our South African mining income tax is calculated on the basis of a formula that takes into account our total revenue and profits from, and capital expenditure for, mining operations in South Africa. 5% of total mining revenue is exempt from taxation in South Africa as a result of the application of the gold mining formula. The amount of revenue subject to taxation is calculated by deducting qualifying capital expenditures from taxable mining income. The amount by which taxable mining income exceeds 5% of mining revenue constitutes taxable mining income. We and our subsidiaries each make our own calculation of taxable income.

In fiscal 2012 and 2013, the tax rates for companies were 34% for mining income and 28% for non-mining income.

Income and mining tax	2013	2012
Effective income and mining tax rate	30%	(6%)

The effective tax rate for fiscal 2013 was lower than the statutory tax rate of 34% for us and our subsidiaries as a whole. The most significant item causing the group’s income tax provision to differ from the maximum mining statutory tax rate was the derecognition of the Hidden Valley deferred tax asset of US$56 million, as well as the tax losses and deductible temporary differences on which no deferred tax asset was recognized as future taxable profits are not considered probable.

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at REL (includes the Doornkop and Kusasalethu operations) and Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations). The deferred tax rate at REL decreased from 18.6% in fiscal 2012 to 17.4% in fiscal 2013, and Freegold decreased from 24.3% in fiscal 2012 to 22.9% in fiscal 2013, both decreases mainly due to the lower estimated profitability.

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

Where conduit foreign income received by an Australian company is paid from Australia as a dividend, it is not subject to dividend withholding tax

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

PNG imposes dividend withholding tax of 10% on dividends paid by PNG mining operations to non-residents. Although PNG also imposes interest withholding tax on interest paid off-shore, the PNG Tax Act exempts interest paid to non-resident lenders from withholding tax where the PNG company is engaged in mining operations in PNG. These rates only apply once an entity has commenced mining and do not apply to entities at the exploration stage.

Discontinued Operations

Revenue

Revenue decreased from US$181 million in fiscal 2012 to US$102 million in fiscal 2013, due to the conclusion of sale of Evander to Pan African at the end of February 2013.

Costs

Costs decreased from US$111 million to US$68 million as a result of the conclusion of the sale of Evander to Pan African.

Profit on sale of investment in subsidiary

The profit on sale of investment in subsidiary of US$11 million relates to the proceeds received in fiscal 2013 for the sale of Evander to Pan African. Prior to completion of the transaction, Harmony received a distribution of US$23 million from Evander. The final purchase consideration amounted to US$144 million.

Profit on sale of assets

The profit of US$28 million relates to proceeds received in fiscal 2012 for the sale of Evander 6 and Twistdraai.

Income and Mining Taxes

South Africa. We pay taxes on mining income and non-mining income. For details, refer to the discussion under “Income and Mining Taxes” in the Continuing Operations section.

Continuing and discontinued operations

Net (loss)/profit

The net (loss)/profit decreased from a net profit of US$341 million in fiscal 2012 to a net loss of US$226 million in fiscal 2013. This is due to the factors discussed above.

Years Ended June 30, 2012 and 2011

Continuing Operations

Revenues

Revenue increased by 18%, from US$1,659 million in fiscal 2011 to US$1,953 million in fiscal 2012. This increase can primarily be attributed to the higher average price of gold received by us, US$1,681 per ounce in fiscal 2012 compared to US$1,370 per ounce in 2011. This was offset by a decrease in ounces sold. Revenue capitalized amounted to US$1.9 million (2011: US$3.9 million) for Steyn 2 and US$0 million (2011: US$23.1 million) for Target 3. Steyn 2 and Target 3 reached commercial levels of production at the end of September 2011 and June 2011 respectively.

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

At Doornkop ounces sold increased by 21% from 81,149 in fiscal 2011 to 98,027 in fiscal 2012. This is due to the increase in production volumes as the South Reef continues to build-up to full production capacity. This was offset by a slight decrease in recovery grade from 0.102 ounces per ton in fiscal 2011 to 0.097 ounces per ton in fiscal 2012. We expect the ounces sold to increase until the operation has reached full production capacity.

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

At Unisel ounces sold decreased by 20% from 63,497ounces in fiscal 2011 to 51,055 ounces in fiscal 2012. This reflects the effect on volumes of the safety stoppage following the fatality at Bambanani as well as another 20-day stoppage for safety and labor reasons. Volumes decreased in fiscal 2012 to 434,000 tons from 500,000 tons in fiscal 2011.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce for fiscal 2011 and fiscal 2012:

	Year Ended June 30, 2012		Year Ended June 30, 2011		Percentage (increase)/decrease in Cash Costs per ounce
	(oz)	($/oz)	(oz)	($/oz)
SOUTH AFRICA
Kusasalethu(1)	181,105	1,046	180,334	1,008	(3.8)
Doornkop(1)	98,863	1,142	80,763	1,054	(8.3)
Phakisa(1)	81,695	1,279	56,649	1,200	(6.6)
Tshepong	169,980	973	207,950	810	(20.1)
Masimong	103,526	1,057	137,605	788	(34.1)
Target(2)	152,814	1,077	110,919	1,011	(6.5)
Bambanani(3)	43,017	1,787	95,198	1,247	(43.3)
Joel	85,618	836	46,586	1,297	35.5
Unisel	51,216	1,253	62,661	1,009	(24.2)
Other — underground	—	—	8,488	1,885	(100)
Other — surface	108,412	1,042	107,962	1,101	(5.3)
INTERNATIONAL
Hidden Valley(1)	88,800	1,238	100,246	993	(24.7)
Total continuing operations	1,165,046		1,195,361
Weighted average		1,100		1,004	(9.5)

(1)	Ounces produced are expected to increase until the operations have reached full production capacity. Cash cost per ounce is expected to decrease as the operations move closer to full capacity. See “— Costs” for further detail.
(2)	Excludes 17,073 in 2011 for pre-production ounces from Target 3, which have not been included in the cash cost calculation for the period that the shaft was in development.
(3)	Excludes 1,157 (2011: 2,894) pre-production ounces from Steyn 2 shaft, which have not been included in the cash cost calculation as the shaft was in development.

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

b) Depreciation and amortization

Depreciation and amortization increased from US$230 million in fiscal 2011 to US$247 million, or 7%. In Rand terms, the increase was 19%. During fiscal 2012, depreciation increased by 9% as a result of the build-up at the newly developed mines. Tons mined increased at Doornkop, Phakisa and Target 1 and resulted in increases of US$10.8 million, US$3.5 million and US$2.9 million respectively. Depreciation increased at Steyn 2 by US$3.9 million, due to Steyn 2 coming into commercial production (previously under construction). At Target 3, depreciation increased by US$1.9 million due to the fact that it was in production for the full fiscal 2012 and only in production for the last three months of fiscal 2011.

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

d) Reversal of impairment / (impairment) of assets

The impairment charge decreased from US$39 million in fiscal 2011 to a net reversal of impairment of US$7 million in fiscal 2012. The total for fiscal 2012 includes a reversal of US$23 million for Target 1 (included in the Target segment). Offsetting this reversal is an impairment of US$15 million for Steyn 2 (included in the Bambanani segment), which was recognized following the completion of its revised life-of-mine plan which included increases in electricity and labor costs and a decrease in reserves declared as a result of revised cut-off grades. The charge in fiscal 2011 relates primarily to President Steyn 1 and 2 shafts as well as St Helena as carrying values for the shafts exceed recoverable amounts. Management decided not to continue mining in some areas of Steyn 2 after identifying safety risks, which resulted in a shorter life-of-mine and therefore a lower recoverable amount. Plans for any future development at Steyn 1 and St Helena have been put on hold indefinitely, triggering impairment on these assets.

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

Net gain on financial instruments

The gain of US$11 million in fiscal 2012 relates primarily to the fair value gain recognized on the ELDs held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2011 was US$18 million.

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

Income and mining tax	2012	2011
Effective income and mining tax rate	(6%)	(167%)

The effective tax rate for fiscal 2012 was lower than the statutory tax rate of 34% for us and our subsidiaries as a whole. The lower effective tax rate results primarily from the decrease in the deferred tax rates as a result of the decrease in the statutory gold mining tax rate following the repeal of the higher gold mining formula. As a result, a tax credit was recognized during fiscal 2012 relating to the change in the effective deferred tax rates. Also impacting on the effective tax rate was the effect of the decision by the Supreme Court of Appeal on the appeal by Freegold regarding the SARS application of mining tax ring-fencing. The Court found in favour of SARS on October 1, 2012, which resulted in additional income taxes payable of US$12 million being recognized. This was offset by the impact of the additional allowances on unredeemed capital which resulted in the recognition of deferred tax credits of US$20 million. The receipt of the judgement was deemed to be an adjusting post-balance sheet event.

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

Recent Accounting Pronouncements

Harmony’s accounting policies are described in the notes to the consolidated financial statements. Recently adopted accounting policies, as well as recent accounting pronouncements with the potential for impact on the consolidated financial statements, are described in note 2 “Accounting Policies”.

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

	Fiscal year ended June 30,
	2013	2012	2011
	($ in millions)
Operating cash flows	328	545	340
Investing cash flows	(285)	(371)	(381)
Financing cash flows	(5)	(25)	29
Foreign exchange differences	(45)	(35)	13
Total cash flows	(7)	114	1

Operations

Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-US dollar exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. The discussion below includes both continuing and discontinued operations,

Net cash generated by operations decreased from US$545 million in fiscal 2012 to US$328 million in fiscal 2013. This was due to the weakening of the Rand against the US dollar, resulting in the Rand equivalent amounts being translated at a higher rate of R8.82 compared to R7.77 in fiscal 2012, increases in production costs due to inflationary pressures on labor, materials and electricity, as well as the increase in exploration expenditure of US$12 million.

Investing

Net cash utilized by investing activities was US$285 million in fiscal 2013, as compared with US$371 million in fiscal 2012. Included in the total for fiscal 2013 is US$139 million received on February 28, 2013 and March 13, 2013 for the sale of Evander to Pan African. This was offset by the purchase of an additional interest in Rand Refinery in three separate transactions during fiscal 2013 for US$9 million, and additions to property, plant and equipment. Included in the total for fiscal 2012 is US15 million received for the sale of Evander 6 and Twistdraai to Taung Gold Limited.

Financing

Financing activities utilized US$5 million in fiscal 2013, compared with US$25 million utilized in fiscal 2012.

In fiscal 2012, an additional drawdown of US$58 million was made from the Nedbank Limited (“Nedbank”) loan facility. In fiscal 2012, the Group entered into a US$300 million syndicated revolving credit facility and drew down

US$130 million in fiscal 2012 and US$80 million in fiscal 2013. Loan repayments in fiscal 2013 amounted to US$35 million (2012: US$159 million). During fiscal 2013, dividends paid amounted to US$50 million, compared with US$57 million in fiscal 2012.

Outstanding Credit Facilities and Other Borrowings

On December 11, 2009, we entered into a loan facility with Nedbank, comprising a term facility of R900 million (US$119 million) and a revolving credit facility of R600 million (US$80 million). Interest accrues on a day to day basis over the term of the loan at a variable interest rate, equal to 3 month Johannesburg Interbank Agreed Rate (“JIBAR”) plus 3.5%. Interest is repayable quarterly. The term facility is repayable bi-annually in equal instalments of R90 million (US$9 million) over five years. The revolving credit facility is repayable after three years.

On November 30, 2010, we entered into an additional loan facility with Nedbank, comprising a term loan of R500 million (US$70 million) and a revolving credit facility of R250 million (US$35 million). Interest terms are identical to the original facility. The repayment terms of the original revolving credit facility were amended to coincide with the repayment of the new revolving credit facility. During fiscal 2012, we repaid the revolving credit facilities and, as a result, at June 30, 2013, the full R850 million (US$85 million) on these facilities is available until December 2013. At June 30, 2013, the outstanding balance on the term loan facility is US$46 million.

On August 11, 2011, we entered into a US$300 million syndicated revolving credit facility, which was jointly arranged by Nedbank and FirstRand Bank Limited (acting through its Rand Merchant Bank division). The facility is repayable after four years and attracts interest at the London Interbank Offered Rate (“LIBOR”) plus 260 basis points, which is payable quarterly. At June 30, 2013, US$90 million of this facility had not been drawn down.

We need to comply with certain debt covenants for both the Nedbank facilities and syndicated revolving credit facility, including that the interest cover ratios shall not be less than two times and the current ratio not less than one time. We complied with the relevant covenants during fiscal 2013.

During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project amounting to US$37 million. Interest is charged at US — LIBOR plus 1.25% per annum. Interest is accrued monthly and lease instalments are repayable quarterly terminating December 30, 2013. The mining fleet financed is used as collateral for these loans. The balance at June 30, 2013 was US$0.4 million.

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations as of June 30, 2013:

	Payments Due by Period
	Total ($’million)	Less Than 12 Months July 1, 2013 to June 30, 2014 ($’million)	12-36 Months July 1, 2014 to June 30, 2016 ($’million)	36-60 Months July 1, 2016 To June 30, 2018 ($’million)	After 60 Months Subsequent June 30, 2018 ($’million)
Bank facilities(1)	275	41	234	—	—
Post-retirement health care(2)	19	—	—	—	19
Environmental obligations(3)	200	—	—	—	200
Total contractual obligations	494	41	234	—	219

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources— Outstanding Credit Facilities and Other Borrowings”.
(2)	This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2013.
(3)	We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies”.

Off Balance Sheet Arrangements

Our obligation with regards to operating leases is US$1 million and relates to the offices in Brisbane and PNG. This amount at June 30, 2013 is due within 12 months. Contractual obligations in respect of mineral tenement leases in PNG amount to US$33 million at June 30, 2013.

Capital Expenditure

Total budgeted capital expenditures for fiscal 2014 are US$313 million. Details regarding the budgeted capital expenditures for each operation are found in the individual mine sections under Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in this section “Outstanding Credit Facilities and Other Borrowings”, and new borrowings as needed.

The following table sets forth our authorized capital expenditure as of June 30, 2013:

$’million
Authorized and contracted for(1)	41
Authorized but not yet contracted for	155
Total	196

(1)	Including our share of the PNG joint venture’s capital expenditure of US$23 million.

Commercial Commitments

The following table provides details regarding our commercial commitments as of June 30, 2013:

	Amount of Commitments Expiring by Period
	Total ($’million)	Less Than 12 Months July 1, 2013 to June 30, 2014 ($’million)	12-36 Months July 1, 2014 to June 30, 2016 ($’million)	36-60 Months July 1, 2016 To June 30, 2018 ($’million)	After 60 Months Subsequent June 30, 2018 ($’million)
Guarantees(1)	37	—	—	—	37
Capital commitments(2)	41	41	—	—	—
Total commitments expiring by period	78	41	—	—	37

(1)	Amount of Commitments Expiring by Period.
(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of US$155 million has been approved by the board for capital expenditures.

Trend Information

Information on recent trends in our operations is discussed in Item 4. “Information on the Company — Business — Results of Operations” above.

Working Capital and Anticipated Financing Needs

The board believes that our working capital resources, by way of cash generated from operations, borrowings and existing cash on hand, are sufficient to meet our present working capital needs. The South African operations are generally expected to fund their capital internally. The Wafi-Golpu project in PNG is, however, expected to require additional capital expenditure over the next three to five years to complete construction, most of which will be funded from cash generated by operations and the balance by debt. For more information on our planned capital expenditures, see “— Capital Expenditures” above and Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We may, in the future, explore debt and/or equity financing in connection with our acquisition strategy. See Item 3. “Key Information — Risk Factors — To maintain gold production beyond the expected lives of Harmony’s existing mines or to increase production materially above projected levels, Harmony will need to access additional reserves through exploration or discovery”. Our board believes that we will have access to adequate financing on reasonable terms given our cash-based operations and modest leverage. Our ability to generate cash from operations could, however, be materially adversely affected by increases in cash costs, decreases in production, decreases in the price of gold and appreciation of the Rand and other non-US$ currencies against the US dollar. In addition, South African companies are subject to significant exchange control limitations, which may impair our ability to fund overseas operations or guarantee credit facilities entered into by overseas subsidiaries. See Item 10. “Additional Information — Exchange Controls”.

Other Financial Information

Export Sales

All of our gold produced in South Africa during fiscal 2011 to 2013 was refined by Rand Refinery. Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30, 2013. All of our gold produced in Australia and PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The composition of Harmony’s board of directors is as follows:

Name	Date of appointment

Patrice Motsepe(1)	September 23, 2003
Frank Abbott	October 1, 1994
Graham Briggs	August 6, 2007
Joaquim Chissano(1)	April 20, 2005
Fikile De Buck(1)(2)(3)	March 30, 2006
Ken Dicks(1)(2)	February 13, 2008
Dr Simo Lushaba(1)(2)	October 18, 2002
Cathie Markus(1)(2)	May 31, 2007
Mashego Mashego	February 24, 2010
Modise Motloba(1)(2)(4)	July 30, 2004
Mavuso Msimang(1)(2)	March 26, 2011
Karabo Nondumo(1)(2)	May 3, 2013
Vishnu Pillay(1)(2)	May 8, 2013
John Wetton(1)(2)	July 1, 2011
André Wilkens(1)	August 7, 2007

(1)	Non-executive directors
(2)	Independent
(3)	Lead independent director
(4)	Deputy chairman

The members of the board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information can be found in exhibit 15.1.

Board Practices

Our Memorandum of Incorporation provides that in addition to the minimum number of directors, if any, that the company must have to satisfy any requirements in terms of the Companies Act to appoint an audit committee, a social and ethics committee and the board must comprise of at least four directors. There shall be no restriction on the maximum number of directors that may be appointed to the board unless otherwise determined by the shareholders at any time, and from time to time, by way of ordinary resolution. At October 18, 2013, the board consists of 15 directors.

Our Memorandum of Incorporation provides that the longest serving one-third of non-executive directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting at which they retire.

Details of directors’ service contracts are described under “— Compensation of Directors and Senior Management” and “— Directors’ Terms of Employment,” below. We also describe our corporate governance practices on our website under “Corporate Governance.”

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

The composition of the Executive Management Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive Officer
Frank Abbott	Financial Director
Mashego Mashego	Executive Director
Jaco Boshoff	Mineral Resources Development and Growth
Alwyn Pretorius	Safety, Health and Technology
Tom Smith	Chief Operating Officer: South Africa Operations
Marian van der Walt	Corporate and Investor Relations
Johannes van Heerden	Chief Executive Officer: South East Asia
Abre van Vuuren	Risk Management and Services Improvement
Melanie Naidoo-Vermaak	Environmental Management
Matthews Dikane	Legal, Governance and Ethics
Anton Buthelezi	Human Resources

Board Committee

Details of the various board committees and their composition and members can be found in exhibits 15.2 and 15.3.

Compensation of Directors and Senior Management

The following tables show the compensation of directors for fiscal 2013:

Name	Directors’ fees (R’000)	Salaries and Benefits (R’000)	Retirement Contributions during the year (R’000)	Bonuses Paid (R’000)	Share Options Exercised during the year (R’000)	Total (R’000)
	2013	2013	2013	2013	2013	2013
Non-executive
Patrice Motsepe	947	—	—	—	—	947
Joaquim Chissano	343	—	—	—	—	343
Fikile De Buck	742	—	—	—	—	742
Ken Dicks	367	—	—	—	—	367
Dr Simo Lushaba	539	—	—	—	—	539
Cathie Markus	610	—	—	—	—	610
Modise Motloba	721	—	—	—	—	721
Mavusa Msimang	375	—	—	—	—	375
Karabo Nondumo(1)	53	—	—	—	—	53
Vishnu Pillay(2)	45	—	—	—	—	45
John Wetton	657	—	—	—	—	657
Andre Wilkens	529	—	—	—	—	529
Executive
Frank Abbott	—	4,846	—	1,161	—	6,007
Graham Briggs	—	7,438	—	1,802	1,924	11,164
Mashego Mashego	—	3,132	333	746	448	4,659
TOTAL	5,928	15,416	333	3,709	2,372	27,758

Name	Directors’ fees ($’000)	Salaries and Benefits ($’000)	Retirement Contributions during the year ($’000)	Bonuses Paid ($’000)	Share Options Exercised during the year ($’000)	Total ($’000)
	2013	2013	2013	2013	2013	2013
Non-executive
Patrice Motsepe	107	—	—	—	—	107
Joaquim Chissano	39	—	—	—	—	39
Fikile De Buck	84	—	—	—	—	84
Ken Dicks	42	—	—	—	—	42
Dr Simo Lushaba	61	—	—	—	—	61
Cathie Markus	69	—	—	—	—	69
Modise Motloba	82	—	—	—	—	82
Mavusa Msimang	43	—	—	—	—	43
Karabo Nondumo(1)	6	—	—	—	—	6
Vishnu Pillay(2)	5	—	—	—	—	5
John Wetton	74	—	—	—	—	74
Andre Wilkens	60	—	—	—	—	60
Executive
Frank Abbott	—	549	—	132	—	681
Graham Briggs	—	843	—	204	218	1,265
Mashego Mashego	—	355	38	85	51	529
TOTAL	672	1,747	38	421	269	3,147

(1)	Appointed May 3, 2013
(2)	Appointed May 8, 2013

Directors’ Terms of Employment

None of our non-executive directors have a service contract with us or any of our subsidiaries with a notice or contract period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.

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

The executive directors also benefit from pension contributions, provident funds, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by us and our subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is US$nil million. The non-executive directors are entitled to fees as agreed at our annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on our behalf and remuneration for other services, such as serving on committees. For fiscal 2013, total directors’ remuneration amounted to US$3.1 million and senior management’s remuneration to US$4.3 million. Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee, in line with our reward philosophy. A bonus of US$131,633 was awarded to the chief executive officer during the past financial year.

The board agreed to an increase in non-executive directors’ fees, effective from the date of the annual general meeting on November 28, 2012. Shareholders approved the increase in fees at the annual general meeting.

For fiscal 2013 non-executive directors received the following fees:

Annual Fee
Board	R192,000 annually (US$21,769)
Audit and Risk Committee	R105,500 annually (US$11,961)
Investment Committee	R83,500 annually (US$9,467)
Nomination Committee	R83,500 annually (US$9,467)
Remuneration Committee	R83,500 annually (US$9,467)
Social and Ethics Committee	R83,500 annually (US$9,467)
Technical Committee	R83,500 annually (US$9,467)
Chairman of board	R888,500 annually (US$100,737)
Chairman of board committees	Double the amount that the individual board committee member received annually
Lead independent director	R285,000 annually (US$32,313)
Deputy chairman	R377,000 annually (US$42,744)

The terms of employment of the non-executive directors are not set out in any written agreements.

Share Options

At October 18, 2013, our directors and senior management held the following share options, totalling less than 1% of our share capital:

Directors and Senior Management	Number of Share Options	Average Strike Price (R)	Expiration Dates
Graham Briggs	91,938	48.55	2014-2015
Frank Abbott	—	—	—
Mashego Mashego	—	—	—
Senior Management (as a group)	158,463	50.51	2014-2015
Total	250,401	49.79	2014-2015

Options to purchase a total of 745,346 ordinary shares were outstanding on October 18, 2013. The exercise prices of the outstanding options range between R39.00 and R66.15 per share and they expire between 2014 and 2015. Of the outstanding options, options to purchase 250,401 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See note 34 to the consolidated financial statements included herein.

Shares issued in terms of the Harmony 2006 Share Plan

At October 18, 2013, our directors and senior management held the following share appreciation rights and performance shares, totaling less than 1% of our share capital:

Directors and Senior Management	Share Appreciation Rights (SAR)	Weighted SAR Price (R)	Performance Shares (PS)	PS Price (R)	Restricted Shares (RS)	RS Price (R)	Expiration Dates
Graham Briggs	298,974	78.27	289,780	—	126,971	—	2013-2019
Frank Abbott	22,789	79.23	80,139	—	29,136	—	2013-2019
Mashego Mashego	50,089	77.37	84,875	—	41,956	—	2013-2019
Senior Management (as a group)	625,836	74.95	627,156	—	253,888	—	2013-2019

Options and rights to purchase a potential maximum of 11,965,593 ordinary shares were outstanding on October 18, 2013. The exercise prices of the outstanding options range between R68.84 and R104.79 per share and they expire between 2013 and 2019. Of the outstanding awards, awards to purchase a potential maximum of 625,836 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See note 34 to the consolidated financial statements included herein.

Shares issued in terms of the Employee Share Ownership Plan

        Awards to purchase a potential maximum of 2,394,250 ordinary shares were outstanding on October 18, 2013. These awards were issued in August 2012 and March 2013 to all employees other than management. These awards expire in 2017. No consideration was payable on the grant of these options.

3.5 million ordinary shares were issued to the Tlhakanelo Trust in August 2012. Employees pay the par value of the shares awarded to them, being 50 SA cents per share. See note 34 to the consolidated financial statements.

Share Ownership

The following sets forth, as at June 30, 2013 and at October 18, 2013, the total amount of ordinary shares directly or indirectly owned by our directors and senior management, including shares issued under the 2006 Share Plan. Our directors and senior management do not own any preference shares.

Holder	Ordinary Shares Number as at June 30, 2013	Percentage	Ordinary Shares Number as at October 18, 2013	Percentage
Non-executive chairman
Patrice Motsepe(1)	—	—	—	—
Directors Non-executive
Fikile De Buck	—	—	—	—
Joaqium Chissano	—	—	—	—
Ken Dicks	20,000	(2)	20,000	(2)
Dr. Simo Lushaba	—	—	—	—
Cathie Markus	—	—	—	—
Mavuso Msimang	—	—	—	—
Modise Motloba	—	—	—	—
Karabo Nondumo	—	—	—	—
Vishnu Pillay	—	—	—	—
John Wetton	—	—	—	—
André Wilkens	101,303	(2)	101,303	(2)
Executive Directors
Graham Briggs	14,347	(2)	14,347	(2)
Frank Abbott	73,900	(2)	139,500	(2)
Mashego Mashego	—	—	—	—
Total Directors (15 persons)	209,550	(2)	275,150	(2)

(1)	Patrice Motsepe, our Chairman, has an indirect holding through ARM
(2)	Less than 1%

Employees

General

Set out below is the number of people working at each of our operations and the number at our operations who are employed by outside contractors as at the end of each of fiscal years 2013, 2012 and 2011.

	Harmony Employees at June 30,			Outside Contractors at June 30,
	2013	2012	2011	2013	2012	2011
South Africa	30,867	33,995	34,345	5,557	5,999	4,921
International	915	1,003	700	1,542	1,355	1,514
Grand total	31,782	34,998	35,045	7,099	7,354	6,435

The numbers for the International Operations include the employees and contractors at the MMJV (50% basis).

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

Harmony invests in the training and development of its current and potential employees. During fiscal 2013 a significant number of South African employees received some form of training in areas such as mining, engineering, metallurgy, mineral reserve, human resources and soft skills. In South Africa, we have various programs in place to attract and develop university and young school leavers through apprenticeships, bridging programs and bursaries, as well as extensive in-house and external training programs.

In the mining industry, our relationship with the unions and the government is well established and provides a structure for negotiation between independent representative Trade Unions and employer associations of all conditions of employment and the provision of benefits, including retirement benefits and health care for employees and their dependents. This structure also allows for consultation on many operational issues including for example, recruitment and selection, training and development and health and safety. We are no different from the other major gold producers in this regard; we fully participate, and in some instances have played a major role, in the industry’s industrial relations structures, including the Chamber of Mines of South Africa (which represents the interest of the major employers in the mining sector), the various statutory training bodies and benefit structures.

Employee relations in South Africa are guided by the Labour Relations Act as well as by company and mine-based recognition agreements. Harmony recognizes the following labor unions in South Africa: the National Union of Mineworkers (“NUM”), United Association of South Africa (“UASA”) and Solidarity. The Association of Mineworkers and Construction Union (“AMCU”) emerged at Kusasalethu in the second quarter of fiscal 2013 and has to date signed over 3,550 members (74%) of that workforce. We are engaging with AMCU to conclude an organizational rights agreement and negotiate a recognition agreement for Kusasalethu, while a recognition agreement was signed between Masimong (where AMCU membership accounts for around 30% of the workforce) and AMCU in July 2013.

The unions are represented as follows at the end of fiscal 2013:

AMCU	12.6%
NUM	68.2%
Solidarity	1.9%
UASA	9.0%
Agency	3.6%
Non-union	4.7%

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

As a result of our highly unionized labor force and the fact that labor costs typically constitute between 49% and 57% of production costs, we have attempted over the years to balance union demands for improvements in wages and conditions of employment with the need to contain and reduce cash costs in order to ensure the long-term viability of our operations.

While no statutory minimum notice period in respect of operational changes is stipulated in Harmony’s collective agreements, there are prescribed processes both in the statutes and collective agreements that have to be completed before any significant operational change can be implemented. The Labour Relations Act in South Africa governs the minimum notice period required in respect of organizational change affecting 50 or more employees. A 60-day notice and consultation period regarding any proposed restructuring or organizational change is allowed in terms of Section 189A of the Act.

Wage negotiations are conducted in a centralized industry forum under the Chamber of Mines. During August 2011, a two-year wage agreement was signed, which included profit sharing, after a five-day strike across the gold mining industry. The agreement ended in June 2013. New negotiations began in July 2013 after a number of delays, resulting in a further two-year agreement signed on September 8, 2013.

Each year, negotiations with unions span a wide range of issues. In fiscal 2013, these included:

•	wellness and retirement;

•	training and development;

•	housing and transport;

•	women in mining; and

•	medical incapacitation.

Other issues currently being discussed with unions include:

•	establishing a bargaining council for the gold mining industry. This has not been finalized and these discussions will resume after the conclusion of wage negotiations;

•	the framework agreement for a sustainable mining industry between the unions, mining houses and government;

•	issues around developing young people living in communities close to mining operations; and

•	the implementation of a company-wide code of conduct that each employee will commit to and sign.

Work Stoppages

Harmony lost 225 production days to unprotected labor action during fiscal 2013; 219 days at Kusasalethu and 2 days each at Phakisa, Tshepong and Doornkop.

Fiscal 2013 was one of the worst in years for labor relations across the mining industry. While there were multiple factors involved, one illegal strike at a platinum mine spread quickly, resulting in scores of fatalities, mine closures, lost production and, ultimately, lost jobs. Whatever the underlying reasons, or combination of reasons, the wave of strikes did immense damage to the trust between employers, unions and employees. In addition to the cost to the mining industry, the strikes also affected investor confidence, national economic growth and devalued the currency.

In dealing with the illegal strikes at Kusasalethu, our approach from the outset was premised on safety and protecting the long-term interests of stakeholders. After closing the mine a day early for the festive season, by early January 2013 we had determined the non-negotiable conditions for production to recommence at Kusasalethu:

•	strict adherence to the provisions of the MHSA by all;

•	ensuring the mine’s standards and procedures are followed by all employees;

•	employees conforming to the disciplinary code of the mine;

•	no illegal sit-ins, marches or mass meetings;

•	no violence or destruction of property;

•	no violence or intimidation against any employee;

•	no firearms or any other weapons of any nature on mine premises or at the hostel;

•	all role players to follow the normal and accepted methods of collective bargaining, disciplinary and grievance hearings in resolving any difference of opinion;

•	all employees to respect and adhere to the law, and respect the right to freedom of association without any fear, intimidation or coercion;

•	the commitment of every employee to running the mine in a way that would enable it to reach its projected profitability, thus ensuring its long-term viability;

•	fulfilling the final condition required teams of Harmony managers engaging with all stakeholders to reach collective agreement. Achieving this agreement – with over 5,500 individuals signing their commitment to a common goal – was regarded as a breakthrough in labor relations in our industry, and by the end of fiscal 2013 Kusasalethu was back to normal production.

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

Accordingly, Harmony’s recruitment, development and retention initiatives are focused on HDSAs in line with Mining Charter requirements. In South Africa, Harmony improved its employment equity status in management levels over the past year to 46% from 44% in the prior year. This is a significant achievement, given the shortage of HDSA management skills in South Africa.

Women in mining

Reflecting good practice, the representation of women across the Harmony group in fiscal 2013 was maintained at 12% (3,647 women) (fiscal 2012: 12%). At certain operations, the 10% target has been exceeded. The group percentage of women in management was 20% (fiscal 2012: 19%) in the core disciplines (engineering, mining, ore reserve management and metallurgy) and support services.

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

In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee . Employees at PNG are not unionized, however, employment is guided by an MOA between the Landowner Association, the Company and the government. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Harmony’s license to operate.

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

Women in mining

Harmony is focused on achieving the 2014 target of 15%.

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

Broad-Based Employee Share Ownership Plan

In August 2012, Harmony made awards under its ESOP, governed by the Tlhakanelo Trust, through which up to 33,000 employees participate in direct ownership of the company.

The Tlhakanelo Trust is an equity-settled share incentive and share appreciation rights scheme, in terms of which 4,288,000 scheme shares and 8,576,000 share appreciation rights have been made available for offers to current and future qualifying Harmony employees. All non-management employees will benefit from the scheme, based solely on length of service. Trustees of the Tlhakanelo Trust comprise both management and union representatives.

The Harmony 2006 Share Plan

The Harmony 2006 Share Plan (the “Share Plan”) was adopted by shareholders at the annual general meeting held on November 10, 2006. The Share Plan incorporates the following elements: equity- settled share appreciation rights, performance shares and restricted shares. The Share Plan is in line with global best practice and South African best practice, which in combination serves to reward the required attributes of shareholder alignment and long-term, sustained performance.

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

Annual allocations of SARs awards of performance shares and grants of restricted shares are governed by Harmony’s reward philosophy, in which (inter alia) the ‘expected value’ of long-term incentive rewards is set for defined categories of executives and senior management. The expected value is defined as the present value of the future reward outcome of an allocation/award/grant, given the targeted future performance of Harmony.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are an independent gold producer, with no single shareholder exercising control. As of October 18, 2013, our issued share capital consisted of 435,289,890 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.

Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.

A list of the 5% holders of our securities as of October 18, 2013 is set forth below:

Holder	Number of Shares	Percentage
1. Deutsche Bank Trust Company Americas (1)	152,281,668	34.98
2. ARM Ltd. (2)(3)	63,632,922	14.62
3. Allan Gray Unit Trust Management Ltd. (3)	45,897,466	10.54
4. Blackrock Investment Management (UK) Ltd. (3)(4)	38,473,041	8.84
5. Public Investment Corporation of South Africa (3)	28,477,831	6.54
6. Van Eck Global (3)(5)	25,709,392	5.91

(1)	Deutsche Bank Trust Company Americas as of October 10, 2011 is the depositary with respect to the ADRs held on the US register. Holding disclosed represents outstanding ADRs on October 18, 2013.
(2)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.
(3)	Holdings as of September 30, 2013
(4)	Blackrock’s holding of 38,473,041 includes 16,037,600 of ADR holdings which is included in (1) above
(5)	Van Eck’s holding of 25,709,392 is held in ADR form and is included in (1) above

As of October 18, 2013, there were 2,043 record holders of our 152,281,668 ADRs in the United States.

Capital Raising

The Company did not engage in any capital raising during fiscal 2012 or fiscal 2013.

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

All the production of the group’s South African operations is sent to Rand Refinery, in which Harmony holds a 10.38% interest. Refer to note 22 in the consolidated financial statements.

During fiscal 2013, Harmony sold its 100% interest in Evander.

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

On January 8, 2013, Harmony and its subsidiaries, alongside other mining companies operating in South Africa (collectively the respondents), were served with another application to certify a class on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by, the respondents, who allegedly contracted silicosis and/or other occupational lung diseases. Harmony has filed notices of its intention to oppose both applications and has instructed its attorneys to defend the claims. Following the receipt of this application, Harmony was advised that there was a potential overlap between the application of August 23, 2012 and the application of January 8, 2013. After deliberation between the respondents’ attorneys and the applicants’ attorneys, it was resolved that the applicants’ attorneys will consolidate the two applications and serve an amended application which will be considered by the respondents. The respondents are awaiting a consolidated application of the two separate applications served.

At this stage, and in the absence of a court decision on this matter it is uncertain as to whether the company will incur any costs related to silicosis claims in the near future. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

US class action

The Company reached a mutually acceptable settlement with the class plaintiffs during fiscal 2012 in a pending class action in the United States District Court for the Southern District of New York in which certain ADR and ADR Option holders are seeking damages against us pertaining to our business practices for the period April 25, 2007 to August 7, 2007. The settlement was approved by the Court in November 2011 but a single class member filed an appeal of the Court’s order approving the settlement. That appeal resulted in the United States Court of Appeals for the Second Circuit affirming the decision of the District Court. The objecting plaintiff has asked the United Stated Supreme Court to review the case and this is pending. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the appeal has been finalized.

Dividends and Dividend Policy

On August 13, 2010, the board approved a final dividend for fiscal 2010 of R0.50 per share that was paid on September 20, 2010. The total amount of the dividend paid was R214 million (US$29.3 million). As the dividend was declared after the reporting date of June 30, 2010, the dividend was recorded in fiscal 2011.

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

On August 13, 2012, the board approved a final dividend for fiscal 2012 of R0.50 per share that was paid on September 17, 2012. The total amount of the dividend paid was R217 million (US$26.7 million). This was recorded in fiscal 2013. On February 2, 2013, the board approved an interim dividend for fiscal 2013 of R0.50 per share that was paid on March 13, 2013. The total amount of the dividend paid was R217 million (US$24.1 million). The total amount of the dividend paid in fiscal 2013 was R435 million (US$50.4 million).

For information on our accounting policy relating to dividends, see note 15 to the consolidated financial statements.

Recent Developments

Work stoppages and wage agreement settlement

Operations were disrupted by strike action by members of the NUM at all South African operations except Kusasalethu from the night shift on September 3, 2013. The final offer made by the Chamber of Mines was accepted by members of the NUM on September 8, 2013 and incorporates a two-year agreement. The agreement offers category 4 and 5 employees and rock drill operators pay increases of 8%, and other employees pay increases of 7.5%, effective July 1, 2013. Employees will receive further CPI-linked increases effective July 1, 2014. The strike action will have an impact on Harmony’s performance for the first quarter of fiscal 2014. All of the operations affected by the strike were normalized from the night shift on September  8, 2013.

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

JSE Limited	HAR

New York Stock Exchange	HMY

Euronext Brussels	HMY

Berlin Stock Exchange	HAM1

Offering and Listing Details

The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary Shares (Rand per Ordinary Share)
	High	Low
Fiscal year ended June 30, 2009
Full Year	129.50	54.99
Fiscal year ended June 30, 2010
Full Year	87.51	68.65
Fiscal year ended June 30, 2011
First Quarter	83.80	71.90
Second Quarter	88.02	76.18
Third Quarter	102.26	74.77
Fourth Quarter	103.25	83.29
Full Year	103.25	71.90
Fiscal year ended June 30, 2012
First Quarter	106.00	85.80
Second Quarter	115.75	92.64
Third Quarter	101.75	82.88
Fourth Quarter	89.00	72.84
Full Year	115.75	72.84
Fiscal year ended June 30, 2013
First Quarter	85.71	67.50
Second Quarter	74.05	65.20
Third Quarter	75.64	53.40
Fourth Quarter	58.25	33.47
Full Year	85.71	33.47
Fiscal year ended June 30, 2014
July 2013	38.39	33.83
August 2013	42.47	32.74
September 2013	40.65	34.65
As of October 18, 2013	33.99	32.82

On October 18, 2013, the share price of our ordinary shares on the JSE was R32.90.

Our ADRs are listed on the New York Stock Exchange. We were listed on NASDAQ from November 29, 2005 until we voluntarily de-listed on June 21, 2010. The high and low sales prices in US dollars for our ADRs for the periods indicated, as reported on the NYSE and NASDAQ, were as follows:

	NYSE Harmony ADRs ($ per ADR)		NASDAQ Harmony ADRs ($ per ADR)
	High	Low	High	Low
Fiscal year ended June 30, 2009
Full Year	13.06	5.58	13.07	5.54
Fiscal year ended June 30, 2010
Full Year	11.98	8.50	—	—
Fiscal year ended June 30, 2011
First Quarter	11.74	9.72	—	—
Second Quarter	12.75	10.75	—	—
Third Quarter	15.26	10.56	—	—
Fourth Quarter	15.57	12.34	—	—
Full Year	15.57	9.72	—	—
Fiscal year ended June 30, 2012
First Quarter	14.87	11.50	—	—
Second Quarter	14.37	11.34	—	—
Third Quarter	13.31	10.70	—	—
Fourth Quarter	11.04	8.70	—	—
Full Year	14.87	8.70	—	—
Fiscal year ended June 30, 2013
First Quarter	10.34	8.21	—	—
Second Quarter	8.96	7.50	—	—
Third Quarter	8.96	5.94	—	—
Fourth Quarter	6.38	3.30	—	—
Full Year	10.34	3.30	—	—
Fiscal year ended June 30, 2014
July 2013	3.99	3.39	—	—
August 2013	4.33	3.30	—	—
September 2013	4.12	3.38	—	—
As of October 18, 2013	3.28	3.39	—	—

On October 18, 2013, the closing share price of our ordinary shares on the NYSE was US$3.32.

The Securities Exchange in South Africa

The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.

As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets: equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R8.568 billion (US$859 million) at June 30, 2013. The mining market capitalization was R1.049 billion (US$105 million) at June 30, 2013, 12% of the overall JSE market capitalization and constituted 22% in terms of value traded.

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

In accordance with the provisions of the Companies Act, which came into operation on May 1, 2011, the Memorandum of Incorporation was replaced in its entirety following approval by the shareholders at the annual general meeting of the Company held on November 28, 2012.

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

If a director of the Company has a personal financial interest in respect of a matter to be considered at a meeting of the board, or knows that a related person has a personal financial interest in the matter, the director:

(a)	must disclose the interest and its general nature before the matter is considered at the meeting;

(b)	must disclose to the meeting any material information relating to the matter, and known to the director;

(c)	may disclose any observations or pertinent insights relating to the matter if requested to do so by the other directors;

(d)	if present at the meeting, must leave the meeting immediately after making any disclosure contemplated in paragraph (b) or (c);

(e)	must not take part in the consideration of the matter, except to the extent contemplated in paragraphs (b) and (c);

(f)	while absent from the meeting in terms of this subsection:

(i)	is to be regarded as being present at the meeting for the purpose of determining whether sufficient directors are present to constitute the meeting; and

(ii)	is not to be regarded as being present at the meeting for the purpose of determining whether a resolution has sufficient support to be adopted; and

(g)	must not execute any document on behalf of the company in relation to the matter unless specifically requested or directed to do so by the board.

If a director of a company acquires a personal financial interest in an agreement or other matter in which the company has a material interest, or knows that a related person has acquired a personal financial interest in the matter, after the agreement or other matter has been approved by the company, the director must promptly disclose to the board, the nature and extent of that interest, and the material circumstances relating to the director or related person’s acquisition of that interest.

Compensation

The Company may pay remuneration to the directors for their services as directors in accordance with a special resolution approved by the shareholders within the previous two years, as set out in the Companies Act.

Borrowing Powers

The directors may from time to time:

(a)	borrow for the purposes of the Company such sums as they think fit; and

(b)	secure the payment or repayment of any such sums, or any other sum, as they think fit, whether by the creation and issue of securities, mortgage or charge upon all or any of the property or assets of the Company.

The directors shall procure (but as regards subsidiaries of the company only insofar as by the exercise of voting and other rights or powers of control exercisable by the company they can so procure) that the aggregate principal amount at any one time outstanding in respect of moneys so borrowed or raised by the company and all the subsidiaries for the time being of the company (excluding moneys borrowed or raised by any of such companies from any other of such companies but including the principal amount secured by any outstanding guarantees or suretyships given by the company or any of its subsidiaries for the time being for the indebtedness of any other company or companies whatsoever and not already included in the aggregate amount of the moneys so borrowed or raised), shall not exceed the aggregate amount at that time authorised to be borrowed or secured by the company or the subsidiaries for the time being of the company (as the case may be).

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

Rotation

At each of our annual general meetings, one-third of the non-executive directors, or, if the number is not a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation. Those non-executive directors who have been longest in office since their last election or re-election shall retire. As between directors of equal seniority, the directors to retire by rotation shall, in the absence of agreement, be selected by lot. If at the date of any annual general meeting, any director shall have held office for a period of at least three years since his or her last election or re-election, he or she shall retire at such meeting, either as one of the directors resigning pursuant to the aforementioned rotation principles, or in addition thereto. Retiring directors are eligible for re-election and said directors have made themselves available for re-election.

If a director is appointed as an executive director, or as an employee of the company in any other capacity, he or she shall not, while he or she continues to hold that position or office, be subject to rotation and he or she shall not, in such case be taken into account in determining the retirement of directors by rotation.

Qualifications

There is no age limit requirement with regard to retirement or non-retirement of directors. Directors are not required to hold any of our shares to qualify them for appointment as directors.

Share Capital

As of June 30, 2013, our issued share capital consisted of 435,289,890 ordinary shares with a par value of R0.50 each. As of October 18, 2013, our issued share capital consisted of 435,289,890 ordinary shares with a par value of R0.50 each. Our authorized share capital is 1,200,000,000 ordinary shares with a par value of R0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.

Description of Ordinary Shares

This section summarizes the material provisions of Harmony’s ordinary shares as set out in Harmony’s current Memorandum of Incorporation, the Companies Act and the JSE listings requirements, each as currently in effect. It does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

Subject to the provisions of the Companies Act and the JSE Listings Requirements, the company may make distributions, provided that distributions may not provide that capital shall be repaid upon the basis that it may be called up again. No distribution shall bear interest against the Company, except as otherwise provided under the conditions of issue of the shares in respect of which such distribution is payable.

Distributions may be declared either free of or subject to the deduction of income tax and any other tax or duty in respect of which the company may be chargeable.

Dividends are declared by the directors in accordance with the Companies Act. The directors may from time to time declare and pay to the shareholders such interim distributions as the directors consider to be appropriate.

All unclaimed monies that are due to any shareholder/s are held by the company in trust for an indefinite period until lawfully claimed by such shareholder/s, subject to the laws of prescription.

Any distribution, interest or other sum payable in cash to the holder of a share may be paid in any way determined by the directors, including by way of cash, electronic funds transfer or by cheque or warrant. The company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent by post. Any distribution paid in a manner determined by the directors, and if the directives of the directors in that regard are complied with, the company shall not be liable for any loss or damage which a shareholder may suffer as a result thereof. Any distribution must be made payable to shareholders registered as at a date subsequent to the date of declaration thereof or the date of confirmation thereof, whichever is the later date.

Without detracting from the ability of the company to issue capitalisation shares, any distribution may be paid wholly or in part: (i) by the distribution of specific assets; (ii) by the issue of shares, debentures or securities of the company or of any other company; (iii) in cash; or (iv) in any other way which the directors or the company in general meeting may at the time of declaring the distribution determine.

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

Issue of Additional Shares and Pre-emptive Rights

Under the terms of the Company’s Memorandum of Incorporation, the Company is authorised to issue 1,200,000,000 ordinary shares with a par value of R0.50 each, of the same class, each of which ranks pari passu in respect of all rights and entitles the holder to:

(a)	vote on any matter to be decided by the shareholders of the company and to one vote in respect of each ordinary share held in the case of a vote by means of a poll;

(b)	participate proportionally in any distribution made by the company;

(c)	receive proportionally the net assets of the company upon its liquidation; and

(d)	such number of each of such further classes of shares, if any.

The board shall have all of the powers afforded to it under the terms of the Memorandum of Incorporation and under the Companies Act, except for the power to: (i) create any class of shares, or convert one class of shares into one or more other classes; (ii) increase or decrease the number of authorized shares of any class of the company’s shares; (iii) consolidate and reduce the number of the company’s issued and authorised shares of any class; (iv) subdivide its shares of any class by increasing the number of its issued and authorised shares of that class without an increase of its capital; or reclassify any classified shares that have been authorised but not issued; (v) classify any unclassified shares that have been authorised but not issued; or (vi) determine or vary the preferences, rights, limitations or other terms of any shares, which powers shall only be capable of being exercised by the shareholders by way of a special resolution of the shareholders.

Each share issued by the Company has associated with it an irrevocable right of the shareholder to vote on any proposal to amend the preferences, rights, limitations and other terms associated with that share.

In addition, the name of the Company, the numbers of authorised shares of each class, and the preferences, rights, limitations and other terms associated with each class of shares as set out in the Memorandum of Incorporation may be changed only by an amendment of the Memorandum of Incorporation by special resolution of the shareholders and in accordance with the JSE Listings Requirements, and such amendments shall not be implemented without a special resolution adopted by the holders of shares of that class at a separate meeting.

No shares may be authorized in respect of which the preferences, rights, limitations or any other terms of any class of shares may be varied in response to any objectively ascertainable external fact or facts as provided for in the Companies Act.

The Company may only issue shares which are fully paid up and freely transferable and only within the classes and to the extent that those shares have been authorized by or in terms of the Memorandum of Incorporation.

The board may, subject to the provisions of the Memorandum of Incorporation, resolve to issue shares at any time, but only within the classes and to the extent that those shares have been authorized by or in terms of the Memorandum of Incorporation. All issues of shares for cash and all issues of options and convertible securities granted or issued for cash must, in addition, be in accordance with the JSE Listings Requirements.

All securities of the company for which a listing is sought on the JSE and all securities of the same class as securities of the company which are listed on the JSE must, notwithstanding the provisions of the Companies Act, but unless otherwise required by the Companies Act, only be issued after the company has received the consideration approved by the board for the issuance of such securities.

Subject to what may be authorized by the Companies Act, the JSE Listings Requirements and at meetings of shareholders in accordance with and subject to the provisions of the Memorandum of Incorporation, the board may only issue unissued ordinary shares if such ordinary shares have first been offered to existing ordinary shareholders in proportion to their shareholding on such terms and in accordance with such procedures as the board may determine, unless such shares are issued for the acquisition of assets by the Company.

Any issue of shares, securities convertible into shares, or rights exercisable for shares in a transaction, or a series of integrated transactions shall, in accordance with the provisions of the Companies Act, require the approval of the shareholders by special resolution if the voting power of the class of shares that are issued or are issuable as a result of the transaction or series of integrated transactions will be equal to or exceed 30% (thirty percent) of the voting power of all the shares of that class held by shareholders immediately before that transaction or series of integrated transactions.

The shareholders may at a general meeting authorise the directors to issue Shares and/or grant options to subscribe for shares as the directors in their discretion think fit, provided that such transaction(s) has/have been approved by the JSE and comply with the JSE Listings Requirements.

Except to the extent that any such right is specifically included as one of the rights, preferences or other terms upon which any class of shares is issued or as may otherwise be provided in the Memorandum of Incorporation, no shareholder shall have any pre-emptive or other similar preferential right to be offered or to subscribe for any additional shares issued by the company.

Transfer of Shares

The instrument of transfer of any certificated securities shall be signed by both the transferor and the transferee and the transferor shall be deemed to remain the holder of such certificated securities until the name of the transferee is entered in the Securities Register. The directors may, however, in their discretion in such cases as they deem fit, dispense with requiring the signature of the transferee on the instrument of transfer.

Subject to such restrictions as may be applicable, (whether by virtue of the preferences, rights, limitations or other terms associated with the securities in question), any shareholder or holder of other securities may transfer all or any of its certificated securities by instrument in writing in any usual or common form or any other form which the directors may approve.

Every instrument of transfer shall be delivered to the principal place of business of the company, accompanied by:

(a)	the certificate issued in respect of the Cctificated securities to be transferred; and/or

(b)	such other evidence as the company may require to prove the title of the transferor, or his or her right to transfer the certificated securities.

All authorities to sign transfer deeds or other instruments of transfer granted by holders of securities for the purpose of transferring certificated securities which may be lodged, produced or exhibited with or to the company at its registered office shall, as between the company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at such of the company’s offices at which the authority was first lodged, produced or exhibited. Even after the giving and lodging of such notice, the company shall be entitled to give effect to any instruments signed under the authority to sign and certified by any officer of the company as being in order before the giving and lodging of such notice.

All instruments of transfer, when registered, shall either be retained by the company or disposed of in such manner as the directors shall from time to time decide. Any instrument of transfer which the directors may decline to register shall (unless the directors shall resolve otherwise) be returned on demand to the person who lodged it.

The transfer of uncertificated securities may be effected only:

(a)	by a Participant or Central Securities Depository;

(b)	on receipt of an instruction to transfer sent and properly authenticated in terms of the rules of a Central Securities Depository or an order of a court; and

(c)	in accordance with section 53 of the Companies Act and the rules of the Central Securities Depository.

Securities transfer tax and other legal costs payable in respect of any transfer of securities pursuant to the Memorandum of Incorporation will be paid by the company to the extent that the company is liable therefor in law, but shall, to that extent, be recoverable from the person acquiring such securities.

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

Meetings of Shareholders

Our directors, or prescribed officers authorized by the board, may at any time convene general meetings of our shareholders. The directors shall convene a general meeting upon request of shareholders in accordance with the provisions of the Companies Act. No more than fifteen months may elapse between the date of one annual general meeting and the next, and the annual general meeting shall be held within six months after the expiration of each of our financial years.

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

The holder of a general or special power of attorney given by a member, whether the holder is a member or not, shall be entitled to attend meetings of Harmony or of any class of members of Harmony and to vote at such meetings if so authorized by the power of attorney. Any member may appoint a proxy, who need not be a member, to attend, speak and, subject to the provisions of the Companies Act, to vote in his place on a show of hands and on a poll at any general meeting or at any meeting of any class of members. The instrument appointing a proxy to vote at a meeting of Harmony and the power of attorney or other authority shall be deposited at our transfer office not later than 48 hours (excluding Saturdays, Sundays and Public Holidays) before the meeting at which the person empowered proposes to vote. No instrument appointing a proxy shall be valid after the end of a period of six months commencing on the date on which it is signed unless otherwise expressly stated in the proxy.

Title to Shares

The executor of the estate of a deceased sole holder of a share shall be the only person recognised by the company as having any title to such share. In the case of a share registered in the names of two or more holders, the survivor or survivors, or the executor of the estate of any deceased shareholder, as determined by the board, shall be the only persons recognised by the company as having any title to the share. Any person who submits proof of his appointment as the executor, administrator, trustee, curator, or guardian in respect of the estate of a deceased shareholder or holder of other share of the company, or of a shareholder whose estate has been sequestrated or of a shareholder who is otherwise under a disability or as the liquidator of any body corporate which is a shareholder of the company, shall be entered in the share register nomine officii, and shall thereafter, for all purposes, be deemed to be a shareholder.

Subject to the provisions of the Memorandum of Incorporation, any person becoming entitled to any share by virtue of the death of a shareholder shall, upon producing such evidence that he has such title or rights as the directors think sufficient, have the right either to have such share transferred to himself or to make such other transfer of the share as such shareholder could have made, provided that in respect of a transfer other than to himself:

(a)	the directors shall have the same right to refuse or suspend registration as they would have had in the case of a proposed transfer of such share by such shareholder before his death; and

(b)	a person becoming entitled to any share shall not, unless and until he is himself registered as a shareholder in respect of such share, be entitled to exercise any voting or other right attaching to such share or any other right relating to meetings of the company.

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

Register of Members

We keep a register of shareholders at our office and at the office of our transfer secretaries in South Africa.

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

The directors will cause to be prepared annual financial statements and a South African annual report as required by the Companies Act and the JSE Listing Requirements. We will deliver a copy of the notice and summarized consolidated financial statements to every member not less than fifteen days prior to the date of each annual general meeting.

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

These comments relate to exchange controls in force at June 30, 2013. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed by the South African government in the future, however, the trend in recent years has been the continued gradual relaxation of the exchange controls.

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

Loans

Generally, the granting of loans to us or our subsidiaries, and our ability to borrow from non-South African sources and the repatriation of dividends, interest and royalties by Harmony will be regulated by the Exchange Control Department of the SARB. If a foreign investor wishes to lend capital to a South African company, the prior approval of the SARB must be sought mainly in respect of the interest rate and terms of repayment applicable to such loan.

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

Certain South African Tax Considerations

The discussion in this section is based on current law and our interpretation thereof. Changes in the law may alter the tax treatment of our ordinary shares or ADSs, as applicable, possibly on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not tax residents of South Africa. It specifically excludes the tax consequences for tax non-residents whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not the beneficial recipient of the dividends, or where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“US Treaty”). It also assumes that the holders would hold the ordinary shares or ADSs on capital account (that is, for investment purpose). We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

Dividends

South Africa introduced Dividends Tax, effective on April 1, 2012 which is a withholding tax on dividends and payable by the shareholder receiving the dividend. Previously South Africa imposed a corporate tax known as STC at a rate of 10% on dividends declared by a South African company. It is important to appreciate that STC was not a withholding tax on dividends, but a tax on profits of a company. The rate of the dividend withholding tax is 15%. Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be.

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

Capital Gains Tax

A Capital Gains Tax (“CGT”) was introduced with effect from October 1, 2001. In the case of an individual, 33.3% from March 1, 2012 (previously 25%) of the capital gain is included in its taxable income. In the case of a corporate entity, 66.6% for years of assessment commencing on or after March 1, 2012 (previously 50%) of such gain is included in its taxable income. CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Accordingly, income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situation therein. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if they have been held for a continuous period of 3 years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.

Generally the domestic laws of South Africa provide that a capital gain will be deemed to have been sourced in South Africa and be subject to South African tax to the extent that the asset related to an interest in immovable property situated in South Africa. It includes any equity shares held by a person in a company if:

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

Interest

It is currently proposed that South Africa will implement a traditional withholding tax on interest at the rate of 15% effectively from January 1, 2015, which would be reduced to zero in the case of the US Treaty. However, the South African government announced that the treaties will be renegotiated to refer generally to a minimum 5% withholding tax on interest unless one is dealing with a developed tax system such as the US.

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

Each prospective purchaser should consult his tax advisor with respect to the United States federal, state, local, and foreign tax consequences of acquiring, owning, or disposing of shares or ADSs.

Taxation of Distributions Paid on Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company Rules” below, under US federal income tax laws, if you are a US holder, the gross amount of dividends that you receive in cash (or that are part of a distribution that any shareholder has the right to receive in cash) in respect of the ordinary shares generally will be subject to US federal income taxation as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). You must include the amount of any South African tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends received by certain non-corporate US holders during taxable years beginning after January 1, 2013 will generally be taxed at a maximum rate of 15%, but may be taxed at a rate as high as 20%, where certain holding period and other requirements are satisfied, if such dividends constitute qualified dividend income. Qualified dividend income includes dividends paid by a Qualified Foreign Corporation, and we believe that we are, and will continue to be, a Qualified Foreign Corporation. Holders of ordinary shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain US corporations.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion in “Passive Foreign Investment Company Rules” below, if you are a US holder and you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount you receive on the sale and your adjusted tax basis in the ordinary shares, determined in U.S dollars. Such gain or loss generally will be long-term capital gain or loss if you held the ordinary shares for more than one year. After January 1, 2013, long-term capital gain recognized by a non-corporate US holder is generally subject to a maximum tax rate of 15% but may be as high as 20%. In general, any capital gain or loss recognized upon the sale or exchange of ordinary shares will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to offset capital losses against income is subject to limitations.

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

If you are a non-US holder of the ordinary shares, you will also generally not be subject to US federal income or withholding tax in respect of gain realized on the sale of such ordinary shares, unless: (i) such gain is effectively connected with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to US federal income taxation on a net income basis; or (ii) in the case of gain realized by an individual non-US holder, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. In the first case, the non-US holder will be taxed in the same manner as a US holder. In the second case, the non-US holder will be subject to US federal income tax at a rate of 30% on the amount by which such non-US holder’s US-source capital gains exceed such non-US holder’s US-source capital losses. If you are a corporate non-US holder, “effectively connected” gains may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

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

Information with Respect to Foreign Financial Assets

US holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons; (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties; and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ordinary shares.

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

Foreign Currency Sensitivity

In the ordinary course of business, we enter into transactions denominated in foreign currencies (primarily US dollars, Australian dollars and Kina). In addition, we incur investments and liabilities in US dollars, Australian dollars and PNG Kina from time to time. As a result, we are subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. We do not generally hedge our exposure to foreign currency exchange rates.

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

We did not have any currency contracts in place as of June 30, 2013, 2012 or 2011.

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

Harmony’s Hedging Policy

As a general rule, we sell our gold production at market prices. We generally do not enter into forward sales, commodity, derivatives or hedging arrangements to establish a price in advance for the sale of our future gold production, although we may do so in the future. For more detailed information on our hedging policy.

Commodity Sales Agreements

We did not have any forward commodity sales agreements in place during fiscal 2013, 2012 or 2011.

Interest Rate Sensitivity

Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

Sensitivity analysis - borrowings

A change of 100 basis points in interest rates on borrowings at June 30, 2013, 2012 and 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2013	2012	2011
	($ in millions)
Increase in 100 basis points	(3)	(2)	(2)
Decrease in 100 basis points	3	2	2

Sensitivity analysis – financial assets

A change of 100 basis points in interest rates on financial assets at June 30, 2013, 2012 and 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2013	2012	2011
	($ in millions)
Increase in 100 basis points	4	3	1
Decrease in 100 basis points	(4)	(3)	(1)

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

By-products: Any products emanating from the core process of producing gold, including silver and uranium in South Africa and copper, silver and molybdenum in Papua New Guinea.

Calc-silicate rock: A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.

Carbon in leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. Granules are separated from the slurry and treated to remove the gold.

Carbon In Pulp (CIP): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon. Granules are separated from the slurry and treated to remove gold.

Carbon In Solution (CIS): a process similar to CIP except that the gold, which has been leached by the cyanide into solution, is separated by the process of filtration (solid/liquid separation). The solution is then pumped through six stages where the solution comes into contact with the activated carbon granules.

Cash cost: total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and include royalties and production taxes. Depreciation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are attributable total cash costs divided by attributable ounces of gold produced.

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

Cut-off grade: minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.

Cyanide code: international management code for manufacture, transport and use of cyanide in producing gold. The aim is to promote responsible management of cyanide used in gold mining; to protect human health and reduce potential for environmental impacts.

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

Development: process of accessing an orebody through shafts or tunnelling in underground mining.

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

Fatal injury frequency rate: the number of work-related injuries which result in loss of life per million hours worked.

Fluvial: produced by the action of a stream or river.

Footwall: the underlying side of a fault, orebody or stope.

Forward purchase: an agreement for the purchase of a commodity at a specified future date at a fixed price.

Forward sale: the sale of a commodity for delivery at a specified future date and price.

Gold reserves: the gold contained within proved and probable reserves on the basis of recoverable material (reported as mill delivered tons and head grade).

Gold lease rate swap: an agreement to pay a floating lease rate in exchange for the fixed lease rate inherent in establishing the fixed price in one or more forward gold sales.

Gold produced: refined gold derived from the mining process, measure in ounces or kilograms in saleable form.

Grade: quantity of gold contained in a unit weight of gold-bearing material, generally expressed in ounces per short ton of ore.

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

Indicated mineral resource: Part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information using appropriate techniques from outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but close enough for continuity to be assumed.

Inferred mineral resource: Part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

Leaching: dissolution of gold from crushed or milled material, including reclaimed slime, prior to absorption on to activated carbon.

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

Measured mineral resource: part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information using appropriate techniques from outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

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

Probable reserves: reserves for which quantity and grade and/or quality are computed from information similar to that used for proved reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.

Prospect: an area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license: an area for which permission to explore has been granted.

Proved reserves: reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

At a general meeting of the Company held on November 28, 2012, our shareholders authorized the board to allot and issue to 21,578,212 authorized but unissued ordinary shares with a par value of R0.50 each in the share capital of the Company, being 5% of the total issued share capital of the Company as at June 30, 2012, at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time in their sole discretion determine, subject to the provisions of the Companies Act and the Listings Requirements.

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

At a general meeting held on December 1, 2010, our shareholders authorized the board to allot and issue authorized but unissued ordinary shares with a par value of R0.50 each in the share capital of the Company (“Unissued Shares”) under and in accordance with the terms of the Harmony (2001) Share Option Scheme, the Harmony (2003) Share Option Scheme and the Harmony 2006 Share Plan and, in addition, as a general authority, to allot and issue up to 42,865,478 Unissued Shares, being 10% of the total share capital of the Company as at 30 June 2010, at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time in their sole discretion determine, subject to the provisions of the Companies Act, No 61 of 1973 and the JSE Listings Requirements.

USE OF PROCEEDS

Not applicable.

Item 15. DISCLOSURE CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of June 30, 2013, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2013.

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

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2013, and has concluded that such internal control over financial reporting was effective based upon those criteria.

PricewaterhouseCoopers Inc, an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2013.

(c) Attestation Report of the Registered Public Accounting Firm

See report of PricewaterhouseCoopers Inc, an independent registered public accounting firm, on page F-2.

(d) Changes in Internal Control over Financial Reporting

There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2013 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

The Harmony Code of Ethics has been developed to respond to the challenge of ethical conduct in a business environment. The Code of Ethics goes beyond the Company’s legal and institutional responsibilities by formalizing our values. The purpose of the code is to guide employees’ behavior, not to provide specific answers to every conceivable situation in the workplace. We approached the development and the annual review of the Code of Ethics in a fully inclusive manner, with broad consultation and information gathering at all levels of the Company. Employees have been kept fully informed about the Code of Ethics and all employees are expected to comply with its contents. (The term “employees” is used in the broadest sense and includes all staff with which a service contract exists, including management, non-management, directors, contractors, consultants, suppliers and temporary staff.) An ethics committee meets quarterly to monitor the gift registers and any reported unethical behavior. The ethics committee reports to the executive committee who, in return, report to the social and ethics committee of the board tasked with monitoring the effective management of ethics in the group. The Code of Ethics is available on our website at www.harmony.co.za. Through a process of constructive employee engagements, Harmony has enshrined the following values as those to which the company and its employees subscribe: safety, accountability, achievement, connectedness and honesty. Harmony’s code of ethics commits the company, employees and contractors to these values, and to the highest ethical standards, free from conflicts of interest.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2012	US$	2.257 million
Fiscal year ended June 30, 2013	US$	2.137 million

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2012	US$	0.440 million
Fiscal year ended June 30, 2013	US$	0.307 million

Fees related to interim reviews.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2012	US$	0.022 million
Fiscal year ended June 30, 2013	US$	0.079 million

Services comprised advice on disclosure for completion of certain tax returns.

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, and relate primarily to sustainability assurance services:

Fiscal year ended June 30, 2012	US$	0.081 million
Fiscal year ended June 30, 2013	US$	0.243 million

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

For US-listed companies, the chairperson of this committee is required to be the chairperson of the Board of Directors. The current chairman of the Harmony Board of Directors, Patrice Motsepe, is Chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, a member of the Nomination Committee. The lead independent non-executive director was re-appointed in August 2013.

US-listed companies are required to have a remuneration committee composed entirely of independent directors. Harmony has appointed a Remuneration Committee, comprising six board members, all of whom are non-executive and five of whom are independent.

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

Item 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended June 30, 2013 and the related information pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

Financial Statements

The financial statements appear in this annual report on Form 20-F beginning on page F-3. The report of the independent registered public accounting firm appears on page F-2.

Item 19. EXHIBITS

*1.1	Memorandum of Incorporation of Harmony (previously known as Memorandum and Articles of Association)

*2.1	Notice to shareholders dated October 25, 2013 in respect of the annual general meeting to be held on December 5, 2013

2.2	Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

2.3	Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005)

4.2	Draw Down Facility Agreement with Westpac Bank dated June 27, 2007 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed on December 7, 2007)

4.3	Master Lease Facility Agreement dated June 14, 2007 between Morobe Consolidated Goldfields Limited and Westpac Bank PNG Limited (Hidden Valley Project) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, filed on October 29, 2008)

4.4	Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009

4.5	Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.6	Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.7	Facilities Agreement dated December 11, 2009 between Nedbank Limited, Harmony Gold Mining Company Limited and the Guarantors listed in Schedule 2 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010, filed on October 25, 2010)

4.8	Facilities Agreement dated November 30, 2010 between Nedbank Limited, Harmony Gold Mining Company Limited and the Guarantors listed in Schedule 2 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.9	Amended and Restated Sale Agreement, dated September 10, 2010, between Evander Gold Mines Limited, Harmony Gold Mining Company Limited, Pluriclox (Proprietary) Limited, Taung Gold Limited, Clidet No. 790 (Proprietary) Limited and Clidet No. 791 (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.10	Amended and Restated Joint Venture Agreement dated February 27, 2011 between Evander Gold Mines Limited and Taung Gold Holdings (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.11	Option Cancellation Agreement dated September 3, 2010 between Armgold/Harmony Joint Venture (Proprietary) Limited, Witwatersrand Consolidated Gold Resources Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.12	Amended and Restated Mining Right Abandonment Agreement dated September 3, 2010 between Harmony Gold Mining Company Limited and Witwatersrand Consolidated Gold Resources Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.13	Amended and Restated Sale Agreement dated March 30, 2012 between Evander Gold Mines Limited, Harmony Gold Mining Company, Taung Gold Secunda (Proprietary) Limited, Taung Gold Limited, Clidet No. 790 (Proprietary) Limited and Clidet No. 791 (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.14	Amended and Restated Sale of Shares and Claims Agreement, dated August 15, 2012, between Harmony Gold Mining Company, Emerald Panther Investments 91 (Proprietary) Limited, Pan African Resources Plc and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.15	Harmony Shared Services Agreements, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.16	Evander Shared Services Agreements, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.17	Sale of Business Agreement, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.18	Sale of Shares Agreement, dated May 21, 2011 between Pamodzi Uranium (Proprietary) Limited, Pamodzi Cooke (Proprietary) Limited, Armgold/Harmony Joint Investment Company (Proprietary) Limited, Gold One International Limited, Newshelf 1114 (Proprietary) Limited and Rand Uranium (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.19	Termination of Management Agreement between Harmony Gold Mining Company Limited and Rand Uranium (Proprietary) Limited, dated September 21, 2012 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

*4.20	Sale of Business Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited

*4.21	First Addendum to the Sale of Business Agreement dated May 24, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited

*4.22	Second Addendum to the Sale of Business Agreement dated June 24, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited

*4.23	Subscription, Sale and Shareholders’ Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust

*4.24	First Addendum to the Subscription, Sale and Shareholders’ Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust

*4.25	Second Addendum to the Subscription, Sale and Shareholders’ Agreement dated July 10, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust

*4.26	Sale of Shares Agreement dated March 6, 2013 between Harmony Gold Mining Company Limited and The Trustees for the time being of the Malibongwe Women Development Trust

*4.27	Contractor Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited

*4.28	Services Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited

*4.29	Sale of Property Agreement dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Business Venture Investments No. 1692 Proprietary Limited

*4.30	Agreement of Lease dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Harmony Gold Mining Company Limited

*4.31	Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited

*4.32	Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited

*4.33	Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited

*4.34	Borrower Pledge and Cession Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited

*4.35	Cashflow Waterfall Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited

*4.36	Addendum to the Cashflow Waterfall Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited

*4.37	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited

*4.38	Addendum to the Term Loan Facility Agreement dated May 23, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited

*4.39	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited

*4.40	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited

*4.41	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited

*4.42	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited

*4.43	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited

*4.44	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited

*4.45	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited

*4.46	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited

*4.47	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited

*4.48	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited

*4.49	Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited

*4.50	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited

*4.51	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited

*4.52	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited

*4.53	First Addendum to the Amended and Restated Sale of Shares and Claims Agreement dated October 30, 2012 between Harmony Gold Mining Company Limited, Emerald Panther Investments 91 Proprietary Limited, Pan African Resources plc and Evander Gold Mines Limited

*4.54	Second Addendum to the Amended and Restated Sale of Shares and Claims Agreement dated November 30, 2012 between Harmony Gold Mining Company Limited, Emerald Panther Investments 91 Proprietary Limited, Pan African Resources plc, Evander Gold Mines Limited, Randfontein Estates Limited and Firefly Investments 251 Proprietary Limited

*4.55	Third Addendum to the Amended and Restated Sale of Shares and Claims Agreement dated February 28, 2013 between Harmony Gold Mining Company Limited, Emerald Panther Investments 91 Proprietary Limited, Pan African Resources plc, Evander Gold Mines Limited, Randfontein Estates Limited and Firefly Investments 251 Proprietary Limited

*4.56	Covering Mortgage Bond dated November 30, 2012 between Emerald Panther Investments 91 Proprietary Limited and Evander Gold Mines Limited

*4.57	Pledge and Cession Agreement dated February 28, 2013 between Emerald Panther Investments 91 Proprietary Limited and Harmony Gold Mining Company Limited

*4.58	Pledge and Cession Agreement dated February 28, 2013 between Pan African Resources plc and Harmony Gold Mining Company Limited

*4.59	Harmony 2006 Share Scheme (2010 Amended Version)

*4.60	Amended Trust Deed of the Tlhakanelo Employee Share Trust between Harmony Gold Mining Company Limited and Riana Bisschoff, dated November 28, 2012

*8.1	Significant subsidiaries of Harmony Gold Mining Company Limited

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Information in respect of Harmony’s Board and Executive Management (Extracted from Harmony’s Annual Report 2013)

*15.2	Information in respect of Harmony’s Corporate Governance (Extracted from Harmony’s Annual Report 2013)

*15.3	Audit and Risk Committee Report (Extracted from Harmony’s Annual Report 2013)

*	Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Graham Briggs

Graham Briggs

Chief Executive Officer

Date: October 25, 2013

S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statement of changes in shareholders’ equity and cash flow statements present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

October 25, 2012

Consolidated income statements

for the years ended June 30, 2013

		US dollar
Figures in million	Note	2013	2012	2011
Continuing operations
Revenue		1,803	1,953	1,659
Cost of sales	5	(1,831)	(1,561)	(1,533)

Production costs		(1,292)	(1,276)	(1,218)
Amortization and depreciation		(220)	(247)	(230)
(Impairment)/reversal of impairment of assets		(274)	7	(39)
Other items		(45)	(45)	(46)

Gross (loss)/profit		(28)	392	126
Corporate, administration and other expenditure		(53)	(45)	(46)
Social investment expenditure		(14)	(9)	(12)
Exploration expenditure		(76)	(64)	(46)

Profit on sale of property, plant and equipment	6	16	8	4
Other expenses - net	7	(40)	(6)	(3)

Operating (loss)/profit	8	(195)	276	23
Loss from associates		—	—	(7)
Reversal of impairment/(impairment) of investment in associate	9	—	7	(20)
Impairment of investments	20	(10)	(19)	—
Net gain on financial instruments	19	20	11	18
Gain on farm-in option	10	—	—	38
Investment income	11	21	12	19
Finance costs	12	(29)	(37)	(38)

(Loss)/profit before taxation		(193)	250	33
Taxation	13	(69)	16	55

Net (loss)/profit from continuing operations		(262)	266	88
Discontinued operations
Profit/(loss) from discontinued operations	14	36	75	(2)

Net (loss)/profit for the year		(226)	341	86

Attributable to:
Owners of the parent		(226)	341	86
Non-controlling interest		—	—	—

(Loss)/earnings per ordinary share (cents)	15
(Loss)/earnings from continuing operations		(61)	61	21
Earnings/(loss) from discontinued operations		8	18	(1)

Total (loss)/earnings		(53)	79	20

Diluted (loss)/earnings per ordinary share (cents)	15
(Loss)/earnings from continuing operations		(61)	61	21
Earnings/(loss) from discontinued operations		8	18	(1)

Total diluted (loss)/earnings		(53)	79	20

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

for the years ended June 30, 2013

		US dollar
Figures in million	Note	2013	2012	2011
Net (loss)/profit for the year		(226)	341	86
Other comprehensive income/(loss) for the year, net of income tax		(668)	(595)	540

Foreign exchange translation (loss)/gain	26	(667)	(607)	555
Loss on fair value movement of available-for-sale investments	26	(9)	(7)	(15)

Impairment of available-for-sale investments recognized in profit or loss	26	10	19	—
Reversal of fair value movement on acquisition of associate	26	(2)	—	—

Total comprehensive (loss)/income for the year		(894)	(254)	626

Attributable to:
Owners of the parent		(894)	(254)	626
Non-controlling interest		—	—	—

All items in Other comprehensive income/(loss) will be reclassified to profit or loss when specific conditions are met.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

as at June 30, 2013

		US dollar
Figures in million	Note	2013	2012
Assets
Non-current assets
Property, plant and equipment	16	3,287	4,003
Intangible assets	17	220	268
Restricted cash	18	4	4
Restricted investments	19	206	224
Deferred tax assets	13	10	59
Investments in associates	22	11	—
Investments in financial assets	20	5	18
Inventories	24	6	7
Trade and other receivables	21	—	3

Total non-current assets		3,749	4,586

Current assets
Inventories	24	143	121
Trade and other receivables	21	116	152
Income and mining taxes		13	14
Cash and cash equivalents		209	216

		481	503

Assets of disposal groups classified as held for sale	14	—	174

Total current assets		481	677

Total assets		4,230	5,263

Equity and liabilities
Share capital and reserves
Share capital	25	4,035	4,036
Other reserves	26	(702)	(64)
(Accumulated loss)/retained earnings		(95)	180

Total equity		3,238	4,152

Non-current liabilities
Deferred tax liabilities	13	303	378
Provision for environmental rehabilitation	27	200	227
Retirement benefit obligation	29	19	22
Other non-current liabilities	28	5	4
Borrowings	30	226	183

Total non-current liabilities		753	814

Current liabilities
Borrowings	30	28	38
Income and mining taxes		—	—
Trade and other payables	31	211	213

		239	251

Liabilities of disposal groups classified as held for sale	14	—	46

Total current liabilities		239	297

Total equity and liabilities		4,230	5,263

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in shareholders’ equity

for the years ended June 30, 2013

	Number of ordinary shares issued	Share capital	Share premium	Retained earnings/ (accumulated loss)	Other reserves	Total
Figures in million (US dollar)
Note	25	25			26

Balance - June 30, 2010	428,654,779	33	3,994	(159)	(40)	3,828
Issue of shares
- Exercise of employee share options	1,429,849	—	6	—	—	6
Share-based payments	—	—	—	—	19	19
Net profit for the year	—	—	—	86	—	86
Other comprehensive income for the year	—	—	—	—	540	540
Dividends paid [1]	—	—	—	(29)	—	(29)

Balance - June 30, 2011	430,084,628	33	4,000	(102)	519	4,450

Issue of shares
- Exercise of employee share options	1,479,608	—	3	—	—	3
Share-based payments	—	—	—	—	12	12
Net profit for the year	—	—	—	341	—	341
Other comprehensive loss for the year	—	—	—	—	(595)	(595)
Dividends paid [1]	—	—	—	(59)	—	(59)

Balance - June 30, 2012	431,564,236	33	4,003	180	(64)	4,152

Issue of shares
- Exercise of employee share options	225,654	—	—	—	—	—
- Shares issued to the Tlhakanelo Employee Share Trust	3,500,000	—	—	—	—	—
Share-based payments	—	—	(1)	—	30	29
Net loss for the year	—	—	—	(226)	—	(226)
Other comprehensive loss for the year	—	—	—	—	(668)	(668)
Share of retained earnings on acquisition of associate	—	—	—	2	—	2
Dividends paid [1]	—	—	—	(51)	—	(51)

Balance - June 30, 2013	435,289,890	33	4,002	(95)	(702)	3,238

[1]	Dividends per share is disclosed under the earnings per share note. Refer to note 15.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated cash flow statements

for the years ended June 30, 2013

		US dollar
Figures in million	Note	2013	2012	2011
Cash flow from operating activities
Cash generated by operations	32	359	586	346
Interest received		16	10	20
Interest paid		(14)	(18)	(19)
Income and mining taxes paid		(33)	(33)	(7)

Cash generated by operating activities		328	545	340

Cash flow from investing activities
Increase in amounts invested in environmental trusts		—	(6)	(1)
Decrease in restricted cash		—	—	17
Proceeds on disposal of Evander net of cash disposed	32	139	—	—
Proceeds on disposal of Mount Magnet		—	—	30
Proceeds on sale of available-for-sale financial assets		—	—	2
Disposal of investments		—	—	2
(Increase)/decrease in amounts invested in social trust fund		(1)	—	1
Purchase of investment in associate		(9)	—	—
Additions to intangible assets		(1)	(4)	(2)
Proceeds on disposal of investment in associate		—	28	—
Proceeds on disposal of property, plant and equipment		16	22	18
Additions to property, plant and equipment		(429)	(411)	(448)

Cash utilized by investing activities		(285)	(371)	(381)

Cash flow from financing activities
Borrowings raised		80	188	134
Borrowings repaid		(35)	(159)	(81)
Ordinary shares issued		—	3	6
Dividends paid		(50)	(57)	(30)

Cash (utilized)/generated by financing activities		(5)	(25)	29

Foreign currency translation adjustments		(45)	(35)	13

Net (decrease)/increase in cash and cash equivalents		(7)	114	1
Cash and cash equivalents - beginning of year		216	102	101

Cash and cash equivalents - end of year		209	216	102

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

For the years ended June 30, 2013

1.	General Information

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

The consolidated financial statements were authorized for issue by the board of directors on October 25, 2013.

2.	Accounting policies

Basis of preparation

The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented, except as stated under the heading ‘Recent accounting developments’.

The financial statements of the group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRIC Interpretations (collectively IFRS).

Recent accounting developments

New standards, amendments to standards and interpretations to existing standards adopted by the group.

The effective dates below are for financial periods beginning on or after the given date.

The following standards or amendments to standards have become effective but had no impact on the results of the group:

Pronouncement	Title	Effective date
IAS 1 (Amendment)	Presentation of Financial Statements - presentation of items on Other Comprehensive Income.	July 1, 2012
IAS 12 (Amendment)	Income Taxes - deferred tax on investment property	January 1, 2012

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted.

At the date of authorization of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

The following standards or amendments to standards are not expected to impact on the results of the group but will affect the disclosure in the financial statements:

Pronouncement	Title	Effective date
IFRS 7 (Amendment)	Financial instruments: Disclosure - asset and liability offsetting	January 1, 2013
IAS 19	Employee benefits	January 1, 2013
IAS 32 (Amendment)	Financial instruments: Presentation - asset and liability offsetting	January 1, 2014

The following standards or amendments to standards are not relevant to the group:

Pronouncement	Title	Effective date
IFRS 1 (Amendment)	First time adoption of IFRS - government loans	January 1, 2013
IFRS 10, IFRS 12 and IAS 27 (Amendments)	Amendments to Consolidated Financial Statements, Disclosures of Interests in Other Entities and Separate Financial Statements - investment entities	January 1, 2014

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group:

Pronouncement	Title	Effective date
IFRS 10

Consolidated financial statements

This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries.

Based on management’s preliminary assessment, management does not expect there to be significant differences in entities controlled by the group.

January 1, 2013

IFRS 11

Joint arrangements

This standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

The group only has joint operations in PNG, through its 50% interest in mining and exploration assets located in Morobe province. The joint operations are currently accounted for by proportional consolidation. Going forward, the group will account for its interest in assets, liabilities, revenue and expenses of these unincorporated joint operations

January 1, 2013

IFRS 12

Disclosures of interests in other entities

This standard includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

The group’s financial statements will include additional disclosure as a result of the new standard.

January 1, 2013

IFRS 13

Fair value

This standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

The group is currently assessing the impact of IFRS 13 but, based on a preliminary analysis, it is not expected to be material.

January 1, 2013

IAS 27 (Revised)

Separate Financial Statements

This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in IFRS 10.

The revised standard is not applicable to Harmony. As there have been no changes to accounting in the separate financial statements, there will be no impact on Harmony’s separate financial statements as a result of the revised standard.

January 1, 2013

IAS 28 (Revised)

Investments in Associates and Joint Ventures

This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

There will be no impact on the group’s financial statements as a result of the revised standard as the principles of equity-accounting remain unchanged.

January 1, 2013

IFRIC 20

Stripping costs in the production phase of a surface mine

The Interpretation clarifies that two types of benefits may accrue to an entity from stripping activity: 1) usable ore that can be used to produce inventory and 2) improved access to further quantities of material that will be mined in future periods. The Interpretation

January 1, 2013

considers when and how to account separately for these two benefits arising from the stripping activity, as well as how to measure these benefits both initially and subsequently.

Management expects that the interpretation will result in transfers in and out of production cost to cease, with an increase in the depreciation charge. The initial transition will result in a restatement of the opening retained earnings where there is an adjustment related to the derecognition of current deferred stripping assets in excess of those to be recognized under IFRIC 20.

IFRS 9

Financial instruments

This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, ‘Financial instruments: Recognition and measurement’. IFRS 9 has two measurement categories amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. For liabilities, the standard retains most of the IAS 39 requirements. These include amortized-cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The impact of the standard is currently being assessed by management.

January 1, 2015

Measurement basis

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss and cash-settled share-based payments.

Accounting policies

Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted in grey shading in the notes to the consolidated financial statements. The accounting policies below are applied throughout the financial statements:

2.1	Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries, its’ proportionate interest in joint ventures, special purpose entities (SPEs) and its interests in associates.

i.	Subsidiaries

Subsidiaries are entities over which the group has power to govern the financial and operating policies. This is normally when the group has a shareholding of more than one-half of the voting rights, which allows it to obtain benefits from the entity’s activities. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognizes any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

ii.	Associates

Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors of the entity.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognized at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movement in reserves is recognized in other reserves. When the group’s shares of losses in an associate equals or exceeds its interest in the associate, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

If an associate is acquired in stages, the cost of the associate is measured as the sum of the consideration paid for each purchase plus a share of investee’s profits and other equity movements. Any acquisition-related costs are treated as part of the investment in associate. Any related goodwill is calculated at each stage of the acquisition based on the consideration paid and the share of fair value of net assets acquired at the date of each acquisition.

Where the previously held interest was classified as an available-for-sale financial instrument, any existing gains or losses recognized in the available-for-sale revaluation reserve are reversed through other comprehensive income. The cost basis of the investment is then further adjusted by including the group’s share of profits after dividends, other comprehensive income and other equity movements relating to the previously held interest is accounted for in equity.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Unrealized gains on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment that should be recognized.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

iii.	Joint arrangements

Joint venture entities are those entities in which the group holds an interest and shares joint control over strategic, financial and operating decisions with one or more other venturers under a contractual arrangement. The group’s interest in jointly controlled entities is accounted for by proportionate consolidation. Under this method, the group includes its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

The group recognizes the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

iv.	Special purpose entities (SPEs)

SPEs are those undertakings that are created to satisfy the specific business needs of the group. These are consolidated where the group has the right to the majority of the benefits of the SPE and/or is exposed to the majority of the benefits of the SPE and/or is exposed to the majority of the risk thereof. SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

2.2	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollar.

For translation of the Rand financial statement items to US dollar, the average of R8.82 (2012: R7.77) (2011: R6.99) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R9.98 (2012: R8.21) per US$1 for asset and liability items. Equity items were translated at historic rates. The profit from discontinued operations was translated at the average rate for the eight months (being the period that Evander was part of the group during 2013) of R8.55 per US$1.

The translation effect from Rand to US dollar is included in other comprehensive income in the US$ financial statements.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “Kina” to Papua New Guinean currency.

ii.	Transactions and balances

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Gains and losses recognized in the income statement are included in the determination of “other expenses – net”.

iii.	Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates;

•	income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction);

•	all resulting exchange differences are recognized as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognized in profit or loss in the period of the disposal or change in control.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3	Revenue recognition

Revenue arising from metal sales is only recognized when the significant risks and rewards of ownership have been transferred, neither continuing managerial involvement nor effective control over the metals sold has been retained, the amount of revenue and costs incurred can be measured reliably and it is probable that economic benefits associated with the sale will flow to the group.

Revenue further excludes value-added tax. Revenues from silver and other by-products sales are credited to production costs as a by-product credit.

2.4	Exploration expenditure

The group has elected to expense all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the orebody as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met.

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

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that the directors to conclude that the project is technically feasible commercially viable.

2.5	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or when there is an indication of impairment.

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

Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflect current market assessments of the time value of money and risk specific to the asset. Refer to note 16 for detail.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of cash flows from other asset groups.

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

Non-financial assets other than goodwill that suffered impairment are reviewed annually for possible reversal of the impairment at June 30. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognized in prior years.

3.	Critical accounting estimates and judgements

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

The resulting accounting estimates may differ from actual results. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are:

•	Gold mineral reserves and resources – note 16;

•	Production start date – note 16;

•	Impairment of mining assets – note 16;

•	Estimate of taxation – note 13;

•	Impairment of goodwill – note 17;

•	Estimate of exposure and liabilities with regard to rehabilitation costs – note 27;

•	Estimate of employee benefit liabilities – note 29;

•	Fair value of share-based payments – note 34;

•	Assessment of contingencies – note 36.

Please refer to the specific notes for further information on the key accounting estimates and assumptions applied.

4.	Financial risk management

The group’s financial instruments expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group’s financial assets and liabilities are set out below:

Figures in million (US dollar)	Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Fair value through profit or loss	Financial liabilities at amortized cost
At June 30, 2013:
Restricted cash	4	—	—	—	—
Restricted investments	—	—	101	105	—
Investments in financial assets	—	5	—	—	—
Trade and other receivables	94	—	—	—	—
Cash and cash equivalents	209	—	—	—	—
Borrowings	—	—	—	—	254
Trade and other payables	—	—	—	—	65
At June 30, 2012:
Restricted cash	4	—	—	—	—
Restricted investments	—	—	26	198	—
Investments in financial assets	—	18	—	—	—
Trade and other receivables	124	—	—	—	—
Cash and cash equivalents	216	—	—	—	—
Borrowings	—	—	—	—	221
Trade and other payables	—	—	—	—	41

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

a)	Market risk

i.	Foreign exchange risk

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

The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to manage this risk.

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate that would affect profit or loss.

Sensitivity analysis – borrowings

	US dollar
Figures in million	2013	2012
Rand against US$
Increase by 10%	21	13
Decrease by 10%	(21)	(13)

Closing rate	9.98	8.21

Sensitivity analysis – financial assets

	US dollar
Figures in million	2013	2012
Kina against A$
Increase by 10%	1	1
Decrease by 10%	(1)	(1)

Closing rate	2.04	2.06

US$ against A$
Increase by 10%	1	2
Decrease by 10%	(1)	(2)

Closing rate	0.92	1.02

ii.	Other price risk

The group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets and fair value through profit or loss as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

A 1% increase in the share prices of the available-for-sale investments at the reporting date, with all other variables held constant, would have increased other comprehensive income by US$0.1 million (2012: US$0.2 million); an equal change in the opposite direction would have decreased other comprehensive income by US$0.1 million (2012: US$0.2 million).

Certain of the restricted investments are linked to the Shareholder Weighted Top 40 Index (SWIX 40) on the JSE. A 1% increase in the SWIX 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by US$0.8 million; (2012: US$0.6 million); an equal change in the opposite direction would have decreased profit or loss by US$0.5 million; (2012: US$0.6 million).

Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold. Harmony generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

iii.	Interest rate risk

The group’s interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

Sensitivity analysis – borrowings

A change of 100 basis points in interest rates at the reporting date would have increased/ (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2012.

	US dollar
Figures in million	2013	2012
Increase by 100 basis points	(3)	(2)
Decrease by 100 basis points	3	2

Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

Sensitivity analysis – financial assets

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2012.

	US dollar
Figures in million	2013	2012
Increase by 100 basis points	4	3
Decrease by 100 basis points	(4)	(3)

b)	Credit risk

Credit risk is the risk that counterparty may default or not meet its obligations timeously. Financial instruments, which subject the group to concentrations of credit risk, consist predominantly of restricted cash, restricted investments, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.

Exposure to credit risk on trade and other receivables is monitored on a regular basis. Refer to note 21 for management’s assessment. The credit risk arising from restricted cash, cash and cash equivalents and restricted investments is managed by ensuring amounts are only invested with financial institutions of good credit quality. The group has policies that limit the amount of credit exposure to any one financial institution.

Cash and cash equivalents and restricted cash

Financial institutions’ credit rating by exposure:

	US dollar
Figures in million	2013	2012
Credit rating
AAA	15	—
AA+ [1]	36	44
AA [1]	69	54
AA- [1]	46	79
A+	47	43

Cash and cash equivalents and restricted cash	213	220

[1] Includes restricted cash

AA+	1	—
AA	2	4
AA-	1	—

Total restricted cash	4	4

Restricted investments are held with financial institutions that have the following credit ratings:

AAA US$10.7 million (2012: nil), AA US$188.3 million (2012: US$219.7 million) and A+ US$2.3 million (2012: nil).

The social trust fund has been invested in unit trusts comprising shares in listed companies.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$513.4 million as at June 30, 2013 (2012: US$569.0 million). The previous credit risk concentration from the Nedbank equity-linked deposits has been diversified during 2013, resulting in a decrease in the balance of financial assets at fair value through profit or loss and a corresponding increase in the balance of the held-to-maturity investments. Refer to note 19.

c)	Liquidity risk

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

The following are the contractual maturities of financial liabilities (including principal and interest payments):

	US dollar
Figures in million	Current	More than 1 year
2013
Borrowings
Due between 0 to six months	21	—
Due between six to 12 months	20	—
Due between one to two years	—	22
Due between two to five years	—	212
Trade and other payables (excluding non-financial liabilities)	65	—

	106	234

2012
Borrowings
Due between 0 to six months	28	—
Due between six to 12 months	24	—
Due between one to two years	—	46
Due between two to five years	—	154
Trade and other payables (excluding non-financial liabilities)	41	—

	93	200

d)	Capital risk management

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

There were no changes to the group’s approach to capital management during the year.

e)	Fair value determination

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

The carrying values of financial assets and liabilities are assumed to approximate their fair values.

The following table presents the group’s assets and liabilities that are measured at fair value by level (see list below) at June 30, 2013.

•	Quoted prices (unadjusted) in active markets for identical assets (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset that are not based on observable market data (that is, unobservable inputs) (level 3).

Assets	Level 1	Level 2	Level 3
Figures in million (US dollar)
Available-for-sale financial assets [1]	4	—	1
Fair value through profit and loss [2]	—	105	—

The following table presents the group’s assets and liabilities that are measured at fair value by level at June 30, 2012:

Assets	Level 1	Level 2	Level 3
Figures in million (US dollar)
Available-for-sale financial assets [1]	16	—	2
Fair value through profit and loss [2]	—	198	—

[1]	Refer to note 20. Level 1 and 2 fair values are either directly or indirectly derived from actively trading shares on the JSE.
[2]	Level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate. The fair value of US$4.5 million of the balance for 2013 is derived by reference to quoted prices of the shares held within the unit trust portfolio.

5.	Cost of sales

	US dollar
Figures in million	2013	2012	2011
Production costs (a)	1,292	1,276	1,218
Amortization and depreciation of mining assets	215	242	220
Amortization and depreciation of assets other than mining assets (b)	5	5	10
Rehabilitation (credit)/expenditure (c)	(2)	(2)	6
Care and maintenance cost of restructured shafts	8	11	17
Employment termination and restructuring costs (d)	5	10	20
Share-based payments (e)	30	11	18
Impairment/(reversal of impairment) of assets (f)	274	(7)	39
Other (g)	4	15	(15)

Total cost of sales	1,831	1,561	1,533

a)	Production costs include mine production, transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers to and from deferred stripping. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed. Production costs, analyzed by nature, consist of the following:

	US dollar
Figures in million	2013	2012	2011
Labour costs, including contractors	829	831	767
Consumables	372	354	340
Water and electricity	194	195	179
Insurance	13	16	15
Transportation	23	21	19
Changes in inventory	(24)	(20)	33
Capitalization of mine development costs	(153)	(157)	(161)
Deferred stripping	(27)	(18)	(6)
By-products sales	(29)	(32)	(23)
Royalty expense	25	15	13
Other	69	71	42

Production costs from continuing operations	1,292	1,276	1,218

b)	Amortization and depreciation of assets other than mining assets includes the amortization of intangible assets.
c)	For the assumptions used to calculate the rehabilitation costs, refer to note 27. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as ongoing rehabilitation cost. For 2013 financial year, US$7.3 million (2012: US$3.3 million) (2011: US$2.6 million) was spent on rehabilitation.

d)	During 2013, the group’s South African operations embarked on a program whereby voluntary severance packages were offered to all employees while Hidden Valley underwent a significant restructuring process.

During 2012, it was decided to halt mining in the sub-shaft at Bambanani and restructure the operation to accelerate the development of the shaft pillar.

During 2011, Merriespruit 1 shaft was closed and placed on care and maintenance due to mining no longer being economically viable. In addition, the voluntary retrenchment process, which the group commenced in the 2010 financial year, was finalized during the latter part of the 2011 financial year.

e)	Refer to note 34 for details on the share-based payments schemes operated by the group.
f)	Impairment/(reversal of impairment) of assets consist of the following:

	US dollar
Figures in million	2013	2012	2011
Kalgold	—	1	—
Steyn 1 (Bambanani)	—	—	15
Steyn 2 (Bambanani)	3	15	15
Other	—	—	—
St Helena (Other-underground)	3	—	9
Target 1	—	(23)	—
Hidden Valley	268	—	—

Total impairment/(reversal of impairment) of assets	274	(7)	39

During the 2013 financial year, impairment to the value of US$268.0 million was recognized for Hidden Valley. This is due to the operation’s recent poor performance and the reduction in the US dollar gold and silver prices. Additional impairments of US$2.7 million (2012: US$15.4 million) (2011: US$15.3 million) were recognized on Steyn 2 as a result as of the revised business (life-of-mine) plans, which are completed in June of each year. Contributing factors to this write-down included increases in electricity and labour costs. Impairments of US$3.1 million (2012: US$1.0 million) (2011: US$23.6 million) were recognized during the year relating to operations where a decision was made not to mine in future.

An impairment of US$23.6 million was reversed in 2012 due to the revised life-of-mine plans at Target 1.

For assumptions used to calculate the recoverable amounts, refer to note 16.

g)	Included in Other for the 2011, 2012 and 2013 financial years are amounts relating to inventory adjustments. Refer to note 24.

6.	Profit on sale of property, plant and equipment

Accounting policy

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds of the sale with the carrying amount and are recognized in the income statement.

	US dollar
Figures in million	2013	2012	2011
Profit on sale of property plant and equipment	16	8	4

For the 2013 financial year, US$6.8 million profit relates to the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources Limited (Wits Gold). Also included is a profit of US$1.7 million for the sale of the Sir Albert Medical Centre and its pharmacy. The remaining profit and the totals for 2012 and 2011 are the sale of scrap material (including steel) from sites that are closed and being rehabilitated in the Free State.

7.	Other expenses – net

	US dollar
Figures in million	2013	2012	2011
Foreign exchange losses - net (a)	38	4	4
Bad debts provision expense/(credit) (b)	—	(11)	3
Bad debts written off (b)	—	12	—
Other expenses - net (c)	2	1	(4)

Total other expenses - net	40	6	3

Included in the total for 2013 is a loss of US$39.8 million (2012: loss of US$5.8 million) related to the translation of the US dollar dominated loan into SA rand. Offsetting these losses were foreign exchange gains relating to the Australasian intercompany loans not designated as forming part of the net investment of the group’s international operations. The total for 2011 includes foreign exchange losses of US$6.2 million related to the liquidation of certain Australian dormant subsidiaries.

Included in the provision credit and bad debts written off for 2012 is an amount of US$5.9 million for Pamodzi Gold Limited (Pamodzi Gold) and its subsidiary companies. Pamodzi Gold is an associate (refer to note 22) and has been placed into liquidation.

Included in other expenses – net for 2013 is an amount of US$1.8 million (2012: US$3.2 million) provided for the pumping and treatment costs relating to the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. Refer to note 28 in this regard. Also included is an amount of US$2.3 million for the share-based payment on the Phoenix transaction. Refer to note 34 for further detail.

8.	Operating (loss)/profit

The following have been included in operating (loss)/profit:

	US dollar
Figures in million	2013	2012	2011

Auditors’ remuneration	2	3	3
Made up as follows:
External
Fees - current year	2	3	3
Fees - other services	—	—	—

9.	Reversal of impairment/(impairment) of investment in associate

During 2011 Harmony accepted an offer for the purchase of its investment in Rand Uranium (Proprietary) Limited. An impairment of US$20.3 million was recorded during the 2011 financial year to bring the investment in associate in line with its fair value less cost to sell. During 2012 an impairment reversal of US$6.8 million was recognized as a result of fluctuations in the exchange rate.

10.	Gain on farm-in option

During 2011, a gain of US$38.0 million was recognized on the cancellation of the Freegold farm-in option. The Freegold option allowed the group to acquire a beneficial interest of up to 40% in any future mines established by Wits Gold on certain properties in the Southern Free State. On November 5, 2010 the group received 4,376,194 shares in Wits Gold as consideration for the cancellation of the option.

11.	Investment income

Accounting policy

Interest income is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividend income is recognized when the shareholder’s right to receive payment is established. This is recognized at the last date of registration.

Cash flows from dividends and interest received are classified under operating activities in the cash flow statement.

	US dollar
Figures in million	2013	2012	2011
Interest received	21	12	19

Loans and receivables	2	2	2
Held-to-maturity investments	4	1	2
Cash and cash equivalents	14	7	8
South African Revenue Services (SARS)	1	2	7

Total investment income	21	12	19

12.	Finance costs

	US dollar
Figures in million	2013	2012	2011
Financial liabilities
Borrowings	15	19	20
Other creditors	—	1	1

Total finance costs from financial liabilities	15	20	21

Non-financial liabilities
Post-retirement benefits	2	2	2
Time value of money and inflation component of rehabilitation costs	14	16	16
South African Revenue Services (SARS)	1	—	—

Total finance costs from non-financial liabilities	17	18	18

Total finance costs before interest capitalized	32	38	39
Interest capitalized	(3)	(1)	(1)

Total finance costs	29	37	38

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization in 2013 was 4.4% (2012: 9.1% and 2011: 9.7%).

13.	Taxation

Accounting policy

Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognized on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognized in other comprehensive income or directly in equity in which case the tax is also recognized in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognized in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, unutilized tax losses and unutilized capital allowances carried forward. Deferred tax assets relating to the carry forward of unutilized tax losses and unutilized capital allowances are recognized to the extent that it is probable that future taxable profit will be available against which the unutilized tax losses and unutilized capital allowances can be utilized. The recoverability of these assets are reviewed at each reporting date and adjusted if recovery is no longer probable.

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

Interest received from and paid to the tax authorities are classified as investment income and finance cost on the income statement.

Critical accounting estimates and judgements

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 16, which may differ from one year to the next and ultimately result in the deferred tax rate changing from one year to the next.

The taxation expense for the year is as follows:

	US dollar
Figures in million	2013	2012	2011
SA taxation
Mining tax (a)	37	4	(2)
- current year	37	10	1
- prior year	—	(6)	(3)
Non-mining tax (b)	(6)	19	3
- current year	—	6	4
- prior year	(6)	13	(1)
Deferred tax (c)	(9)	(19)	(27)
- current year	(9)	(19)	25
- Previously unrecognized temporary differences	—	—	(52)
Secondary Tax on Companies (STC)	—	3	1

	22	7	(25)
Foreign taxation
Deferred tax
- current year (d)	(9)	(23)	(30)
- derecognition of deferred tax asset	56	—	—

Total taxation expense/(credit)	69	(16)	(55)

Taxation by type
Mining tax	37	4	(2)
Non-mining tax	(6)	19	3
Deferred tax	38	(42)	(57)
STC	—	3	1

	69	(16)	(55)

a)	Mining tax on gold mining income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate than non-mining income as a result from applying the gold mining formula. Gold mining companies within the group that had elected to be exempt from Secondary Tax on Companies (STC) were taxed at higher rates than those that have not made the election. Dividend Tax (DT) was introduced on April 1, 2012 and replaced STC. Simultaneously with the introduction of DT only one formula is applicable for mining tax on gold mining income.

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

b)	Non-mining income of mining companies is taxed at the statutory corporate rate of 28% (2012: 28%). During 2011, the non-mining income of mining companies that were exempt from STC was taxed at 35%, while those who had not made the election were taxed at 28%. The income for non-mining companies is taxed at the statutory corporate rate of 28% (2012 and 2011: 28%).

c)	The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

d)	Mining and non-mining income of Australian and PNG operations are taxed at a standard tax rate of 30%.

e)	The recovery of the deferred tax asset previously recognized for the Hidden Valley operation was deemed unlikely as there are insufficient estimated future taxable profits against which it could be utilized. As a result, it was derecognized.

Income and mining tax rates

During March 2012, The National Treasury of South Africa repealed the higher gold mining tax formula due to the introduction of Dividend Tax. As a result the rates applicable as of that date were 34% for mining income and 28% for non-mining income. There have been no subsequent changes.

Major items causing the group’s income tax provision to differ from the South African maximum mining statutory tax rate of 34% (2012: 34%; 2011: 43%) for continuing operations were:

	US dollar
Figures in million	2013	2012	2011
Tax on net (loss)/profit from continuing operations at the maximum mining statutory tax rate	(66)	85	15
Non-allowable deductions	33	23	4
Loss from associates	—	—	3
Difference between effective mining tax rate and statutory mining rate on mining income [1]	(8)	(13)	(3)
Difference between non-mining tax rate and statutory mining rate on non-mining income	—	(1)	(2)
Effect on temporary differences due to changes in effective tax rates [2]	(4)	(60)	44
Previously unrecognized temporary differences [3]	—	—	(52)
Prior year adjustment	(6)	7	(4)
Capital allowance, sale of business and other rate differences [4]	(52)	(60)	(61)
Derecognition of deferred tax asset [5]	56	—	—
Deferred tax asset not recognized [6]	116	—	—
STC	—	3	1

Income and mining taxation	69	(16)	(55)

Effective income and mining tax rate	30%	(6)%	(167)%

[1]	Includes the effect of the change in the Freegold mining ring fencing application in 2012.
[2]	The significant decreases in the deferred tax rates of ARMGold/Harmony Freegold Joint Venture Company (Proprietary Limited (Freegold) (24.3% to 22.9%) and Randfontein Estates Limited (Randfontein) (18.6% to 17.4%) are mainly due to the lower estimated profitability.
[3]	The credit in 2011 of US$52 million is for the Freegold unredeemed capital allowance. The South African Revenue Service (SARS) previously disallowed Freegold’s “post 1973 gold mine” additional capital allowance claim. SARS withdrew the additional capital allowance claim on March 10, 2011, conceding that the Freegold operations are entitled to claim this capital allowance, which caused an increase in the deferred tax asset in the balance sheet and the resulting credit in the income statement,.
[4]	This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold Limited (Avgold), which has a 0% effective tax rate.
[5]	Represents the derecognition of the previously recognized deferred tax asset in respect of tax losses for the Hidden Valley operation for which future taxable profits are no longer considered probable.
[6]	This relates primarily to the Hidden Valley operation and represents tax losses and deductible temporary differences arising in the current year for which future taxable profits are not considered probable.

Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	US dollar
Figures in million	2013	2012
Deferred tax assets	(111)	(371)

Deferred tax asset to be recovered after more than 12 months	(98)	(353)
Deferred tax asset to be recovered within 12 months	(13)	(18)

Deferred tax liabilities	404	707

Deferred tax liability to be recovered after more than 12 months	169	641
Deferred tax liability to be recovered within 12 months	235	66

Reclassification to held for sale	—	(17)

Net deferred tax liability	293	319

Deferred tax liabilities and assets on the balance sheet as of June 30, 2013 and June 30, 2012 relate to the following:

	US dollar
Figures in million	2013	2012
Gross deferred tax liability	404	707

Amortization and depreciation	389	692
Unrealized foreign exchange movements	12	12
Other	3	3

Gross deferred tax asset	(111)	(371)

Unredeemed capital expenditure	(79)	(313)
Provisions, including non-current provisions	(16)	(30)
Tax losses	(16)	(28)

Reclassification to held for sale	—	(17)

Net deferred tax liability	293	319

Comprises:
Net deferred tax liability	303	378
Net deferred tax asset	(10)	(59)

Movement in the net deferred tax liability recognized in the balance sheet is as follows:

	US dollar
Figures in million	2013	2012
Balance at beginning of year	319	453
Credit per income statement - continuing operations	38	(42)
Charge/(credit) per income statement - discontinued operations	—	8
Tax directly charged to other comprehensive income	(2)	12
Foreign currency translation	(62)	(95)
Reclassification to held for sale	—	(17)

Balance at end of year	293	319

As at June 30, the group had the following potential future tax deductions:

	US dollar
Figures in million	2013	2012
Unredeemed capital expenditure available for utilization against future mining taxable income [1]	2,130	2,343
Tax losses carried forward utilizable against mining taxable income [2]	212	94
Capital Gains Tax (CGT) losses available to be utilized against future CGT gains [4]	240	264

As at June 30, the group has not recognized the following deferred tax asset amounts relating to the above	672	445
The unrecognized temporary differences are:
Unredeemed capital expenditure [3]	1,810	1,200
Tax losses	143	1
CGT losses [4]	240	264

[1]	Includes Avgold (US$1,039.6 million (2012: US$1,194.6 million), Freegold US$166.0 million (2012: US$194.2 million), Randfontein US$153.7 million (2012: US$155.9 million) and Hidden Valley US$769.9 million (2012: US$786.2 million).These have an unlimited carry-forward period.
[2]	These have an unlimited carry-forward period.
[3]	Relates to Avgold and Hidden Valley.
[4]	The CGT losses relates to the gross CGT losses available to be utilized against future CGT gains. Previously, the net amount after applying the inclusion rate of 50% was disclosed.

Secondary Taxation on Companies (STC)

STC was a tax levied on South African companies at a rate of 10% with effect from October 1, 2007 to March 31, 2012 on dividends distributed.

Current and deferred taxes are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends had been received or paid.

On declaration of a dividend, the company included the STC on this dividend in its computation of the income tax expense in the period of such declaration.

	US dollar
Figures in million	2013	2012
Available STC credits at end of year	—	18

Dividend Tax (DT)

A withholding tax of 15% on dividends (excluding a return of capital) and other distributions to the beneficial owners of shares (shareholders) became effective on April 1, 2012. DT will be withheld by the company declaring the dividend or the withholding agent, unless specifically exempt. Foreign residents could qualify for an exemption or a reduced DT rate in terms of their relevant tax treaty. The withholding tax is a tax on the shareholder and if applicable will be withheld by the company and will reduce the amount paid to the shareholder.

All STC credits were utilized in 2012, DT was withheld at a rate of 15% in respect of those shareholders that do not qualify for either a reduction or an exemption.

14.	Disposal groups classified as held for sale and discontinued operations

Accounting policy

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

Upon classification of a non-current asset or disposal group as held for sale it is reviewed for impairment. The impairment charged to the income statement is the excess of the carrying amount of the non-current asset or disposal group over its expected net selling price (fair value less costs to sell). At each subsequent reporting date, the carrying values are remeasured for possible impairment. A reversal of impairment is recognized for any subsequent increase in net selling price but not in excess of the cumulative impairment loss already recognized.

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

a)	The assets and liabilities of Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited (Harmony), have been classified as held for sale following the signing of a sale of shares and claims agreement on January 30, 2012. On May 30, 2012, Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).

All conditions precedent to the sale were fulfilled and the transaction was completed on February 28, 2013. The purchase consideration of US$170.0 million was adjusted for distributions received prior to the effective date of US$23.4 million. A group profit of US$11.4 million was recorded.

b)	On September 10, 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (Taung) in which Taung acquired the Evander 6 Shaft, the related infrastructure and surface rights permits as well as a mining right over the Evander 6 and Twistdraai areas. The transaction concluded in May 2012 and a profit on sale of property, plant and equipment of US$26.9 million was recognized and included in discontinued operations. The total purchase consideration of US$33.2 million was settled in cash with an initial payment of US$15.2 million received on April 29, 2011 and the final amount of US$30.1 million (including US$2.3 million held in escrow) on May 30, 2012.

The assets and liabilities of the operations classified as held for sale at the reporting dates are as follows:

	US dollar
Figures in million	2013	2012
Balance sheet
Assets of disposal groups classified as held for sale
Property, plant and equipment	—	137
Restricted investments	—	24
Inventories	—	9
Mining and income tax	—	1
Trade and other receivables	—	3

Total assets of disposal group classified as held for sale	—	174

Liabilities of disposal groups classified as held for sale
Deferred income tax	—	17
Provision for environmental rehabilitation	—	21
Trade and other payables	—	8

Total liabilities of disposal groups classified as held for sale	—	46

The analysis of the results and cash flows of discontinued operations are disclosed in the tables below:

	US dollar
Figures in million	2013	2012	2011
Income statement
Revenue	102	181	122
Cost of sales	(68)	(111)	(131)
Expenses - net	(1)	(2)	(8)
Profit on sale of investment in subsidiary	11	—	7
Profit on sale of property, plant and equipment	—	28	—

Profit/(loss) from discontinued operations before tax	44	96	(10)
Taxation	(8)	(21)	8

Profit/(loss) for the year from discontinued operations	36	75	(2)

Cash flows
Operating cash flows	32	65	16
Investing cash flows	123	(10)	18

Total cash flows	155	55	34

15.	(Loss)/earnings per share

Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2013	2012	2011
Ordinary shares in issue (‘000)	435,290	431,564	430,085
Adjustment for weighted number of ordinary shares in issue (‘000)	(733)	(687)	(670)

Weighted number of ordinary shares in issue (‘000)	434,557	430,877	429,415
Treasury shares (‘000)	(2,676)	(59)	(105)

Basic weighted average number of shares in issue (‘000)	431,881	430,818	429,310

	US dollar
Figures in million	2013	2012	2011

Net (loss)/profit from continuing operations	(262)	266	88
Net profit/(loss) from discontinued operations	36	75	(2)

Total net (loss)/profit attributable to shareholders	(226)	341	86

Basic (loss)/earnings per share from continuing operations (cents)	(61)	61	21
Basic earnings/(loss) per share from discontinued operations (cents)	8	18	(1)

Total basic (loss)/earnings per share (cents)	(53)	79	20

Fully diluted (loss)/earnings per share

For diluted (loss)/earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company’s shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2013	2012	2011
Weighted average number of ordinary shares in issue (‘000)	431,881	430,818	429,310
Potential ordinary shares (‘000)	836	1,205	1,110

Weighted average number of ordinary shares for fully diluted earnings per share (‘000)	432,717	432,023	430,420

	US dollar
	2013	2012	2011
Fully diluted (loss)/earnings per share from continuing operations (cents)	(61)	61	21
Fully diluted earnings/(loss) per share from discontinued operations (cents)	8	18	(1)

Total fully diluted (loss)/earnings per share (cents)	(53)	79	20

The inclusion of share options issued to employees, as potential ordinary shares, has a dilutive effect on the (loss)/earnings per share. The issue price and the exercise price include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.

Dividends

Accounting policy

Dividends declared are recognized in the period in which they are approved by the Board of directors. Dividends are payable in South African rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

On August 13, 2012, the board declared a dividend of 50 SA cents (US$6.2 cents) per share related to the year ended June 30, 2012. An interim dividend of 50 SA cents (US$5.7 cents was declared on February 1, 2013.

On August 12, 2011, the board declared a dividend of 60 SA cents (US$8.4 cents) per share related to the year ended June 30, 2011. An interim dividend of 40 SA cents (US$5.2 cents) was declared on February 2, 2012.

	US dollar
Figures in million	2013	2012	2011
Dividend declared	51	59	29
Dividend per share (cents)	11.9	13.6	6.8

16.	Property, plant and equipment

	US dollar
Figures in million	2013	2012
Mining assets (a)	2,435	3,089
Mining assets under construction (b)	203	125
Undeveloped properties (c)	581	743
Deferred stripping (d)	64	43
Other non-mining assets (e)	4	3

Total property, plant and equipment	3,287	4,003

a)	Mining assets

Accounting policy

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

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

Depreciation

Depreciation of mining assets is computed principally by the units of production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.

In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method of inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code of Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

Additional confidence in the existence, commercially viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.

In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.

Mineral rights associated with production phase mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows.

Impairment

Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Critical accounting estimates and judgements – gold mineral reserves and resources

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

Sensitivity analysis – gold mineral reserves and resources effect on depreciation

The group includes certain inferred resources in the denominator and future development costs in the numerator when performing the depreciation calculation for certain of its operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). During the periods presented, this related to the Doornkop South Reef and Masimong shafts. Had the group only used proved and probable reserves in its calculations, depreciation for 2013 would have amounted to US$234.5 million (2012: US$272.8 million)) (2011: US$239.7 million), compared with the reported totals of US$220.2 million (2012: US$247.2 million) (2011: US$230.2 million).

Critical accounting estimates and judgements – production start date

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

Critical accounting estimates and judgements – impairment of assets

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the gold price, marketable discount rates (cost-to-sell), exchange rates and the annual life-of-mine plans. In determining the gold price to be used, management assesses the long-term views of several reputable institutions on the gold price and based on this, derive the gold price. Due to the sudden, significant drop in the gold price during the last quarter of 2013, management also considered these institutions’ short-term and medium-term views and incorporated these into their determination. The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC and JORC, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans and the following gold price and exchange rate assumptions:

	2013			2012	2011
	Short term Year 1	Medium term Year 2	Long term Year 3
US$ gold price per ounce	1,250	1,300	1,400	1,524	1,274
Exchange rate (R/US$)	9.95	9.57	8.89	8.21	7.57
Rand gold price (R/kg)	400,000	400,000	400,000	370,000	310,000

For Hidden Valley, we used the US$ gold price assumptions as per the table and a post-tax real discount rate of 8.52% (2012: 4.49%) (2011: 5.09%). For the South Africa operations, we used the rand gold price assumptions as per the table and a post-tax real discount rate ranging between 6.21% and 10.20%, depending on the asset (2012: range of 5.04% and 8.70%) (2011: range of 5.09% and 8.47%). Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Refer to note 5 for details of impairments and reversals of impairments recorded.

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

•      Changes in the discount rate and foreign exchange rates; and

•      Changes in capital, operating mining, processing and reclamation costs.

Sensitivity analysis – impairment of assets

One of the most significant assumptions that influence the life-of-mine plans and therefore impairments is the expected gold price. A 10% decrease in the gold price assumption at the reporting date would have resulted in an additional impairment at Hidden Valley of US$196.6 million and at Steyn 2 Shaft (included in the Bambanani segment) of US$1.7 million as well as an impairment at Target 1 of US$35.1 million. This analysis assumes that all other variables remain constant.

The movement in the mining assets balance is as follows:

	US dollar
Figures in million	2013	2012
Cost
Balance at beginning of year	4,405	5,704
Elimination of fully depreciated and impaired assets no longer in use	—	(594)
Additions	264	310
Disposals	(5)	(3)
Adjustment to rehabilitation asset	8	(11)
Transfers and other movements	84	94
Translation	(765)	(757)

	3,991	4,743
Reclassification to held for sale	—	(338)

Balance at end of year	3,991	4,405

Accumulated depreciation and impairments
Balance at beginning of year	1,316	2,148
Elimination of fully depreciated and impaired assets no longer in use	—	(594)
Impairment of assets	273	(7)
Disposals	—	(3)
Depreciation [1]	216	256
Transfers and other movements	—	6
Translation	(249)	(265)

	1,556	1,541
Reclassification to held for sale	—	(225)

Balance at end of year	1,556	1,316

Net carrying value	2,435	3,089

[1]	For the 2012 financial year, the amounts included both continuing and discontinued operations.

b)	Mining assets under construction

Accounting policy

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

Exploration properties acquired are recognized in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets.

Mineral interests associated with development and exploration phase mineral interests are not amortized until such time as the underlying property is converted to the production stage.

Capitalization of pre-production cost ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

The movement in the mining assets under construction balance is as follows:

	US dollar
Figures in million	2013	2012
Cost
Balance at beginning of year	125	98
Additions	170	103
Finance costs capitalized [1]	3	1
Disposals	(18)	—
Transfers and other movements	(52)	(58)
Translation	(25)	3
Reclassification to held for sale	—	(22)

Carrying value	203	125

[1]	The average capitalization rate applied was 4.4% (2012:9.1%)

c)	Undeveloped property

Accounting policy

Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The carrying values of these properties are annually tested for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

The movement in the undeveloped property balance is as follows:

	US dollar
Figures in million	2013	2012
Cost
Balance at beginning of year	743	931
Transfers and other movements	(36)	(37)
Translation	(125)	(151)

Balance at end of year	582	743

Accumulated depreciation and impairments
Balance at beginning of year	—	5
Impairment	1	—
Transfers and other movements	—	(5)
Translation	—	—

Balance at end of year	1	—

Net carrying value	581	743

d)	Deferred Stripping

Accounting policy

Stripping costs incurred during the production phase to remove waste material are deferred and charged to production costs on the basis of the average life-of-mine stripping ratio. The average stripping ratio is calculated as the number of tonnes of waste material removed per tonne of ore mined. The average life-of-mine ratio is revised annually in the light of additional knowledge and change in estimates. The cost of “excess stripping” is capitalized as mine development costs when the actual stripping ratio exceeds the average life-of-mine stripping ratio. Where the average life-of-mine stripping ratio exceeds the actual stripping ratio, the cost is charged to the income statement.

The movement in the deferred stripping balance is as follows:

	US dollar
Figures in million	2013	2012
Cost
Balance at beginning of year	43	18
Additions	33	5
Transferred from/(to) production cost	(6)	18
Translation	(6)	2

Carrying value	64	43

e)	Other non-mining assets

Accounting policy

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

•       Vehicles at 20% per year;

•       Computer equipment at 33.3% per year;

•       Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The movement in the non-mining assets balance is as follows:

	US dollar
Figures in million	2013	2012
Cost
Balance at beginning of year	45	62
Elimination of fully depreciated and impaired assets no longer in use	—	(5)
Additions	4	—
Disposals	(1)	—
Transfers and other movements	—	—
Translation	(9)	(10)
Reclassification to held for sale	—	(2)

Balance at end of year	39	45

Accumulated depreciation and impairments
Balance at beginning of year	42	53
Elimination of fully depreciated and impaired assets no longer in use	—	(5)
Depreciation	1	3
Disposals	(1)	—
Translation	(7)	(9)

Balance at end of year	35	42

Net carrying value	4	3

f)	Additional disclosures for leased assets

Accounting policy

The group leases certain property, plant and equipment. Leases of property, plant and equipment, where the group has substantially all the risks and rewards of ownership, are classified as finance leases. The assets are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor. The corresponding rental obligations, net of finance charges, are included in non-current borrowings, with the current portion included under current liabilities.

Capitalized lease assets are depreciated over the shorter of their estimated useful lives and the lease terms.

	US Dollar
Figures in million	2013	2012
Carrying value of capitalized leased assets (included in mining assets and mining assets under construction)
	2	12
Cost	4	29
Accumulated depreciation	(2)	(17)

Finance lease additions	—	—

Except for the leased assets mentioned above, none of the assets listed above have been pledged or otherwise committed as security for any liabilities.

17.	Intangible assets

Accounting policy

Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortization and accumulated impairment losses, if any. The following are the main categories of intangible assets:

Goodwill

Goodwill is an intangible asset with an indefinite useful life which is not amortized but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint ventures and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

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

Technology-based assets

Acquired computer software licences that require further internal development are capitalized on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortized on a straight line basis of over their estimated useful lives, which are reviewed annually, as follows:

•       Computer software at 20% per year.

Critical accounting estimates and judgements – impairment of goodwill

Due to the wasting nature of mining assets and the finite life of a mine’s reserves, the allocation of goodwill to a shaft will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use the estimates as per note 16.

	US dollar
Figures in million	2013	2012
Goodwill (a)	216	263
Technology-based assets (b)	4	5

Total intangible assets	220	268

a)	Goodwill

	US dollar
Figures in million	2013	2012
Cost
Balance at beginning of year	290	350
Translation	(52)	(60)

Balance at end of year	238	290

Accumulated amortization and impairments
Balance at beginning of year	27	33
Translation	(5)	(6)

Balance at end of year	22	27

Net book value	216	263

The net book value of goodwill has been allocated to the following cash-generating units:
Bambanani	23	27
Tshepong	56	68
Phakisa	133	163
Joel	4	5

	216	263

b)	Technology-based assets

	US dollar
Figures in million	2013	2012
Cost
Balance at beginning of year	20	20
Additions	1	4
Translation	(4)	(4)

Balance at end of year	17	20

Accumulated amortization and impairments
Balance at beginning of year	15	17
Amortization charge for the year	1	1
Translation	(3)	(3)

Balance at end of year	13	15

Net book value	4	5

Technology-based assets include computer software and intellectual property which has been acquired and developed for the group. These assets are amortized over five years.

Accounting policy – Financial assets (applicable to notes 18, 19, 20 and 21)

Financial assets are initially measured at fair value when the group becomes a party to their contractual arrangements, with the exception of loans and receivables which are recognized on origination date. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial assets is discussed below.

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

The group classifies financial assets as follows:

•       Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest method. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

•       Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

•       Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

•       Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value. The fair values of quoted investments are based on current bid prices. If the value for a financial instrument cannot be obtained from an active market, the group establishes fair value by using valuation techniques.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If considered impaired, the cumulative loss is removed from other reserves and recognized in the income statement. Subsequent increases in the fair value are recognized in equity as impairment losses recognized in the income statement are not reversed through the income statement.

•       Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. The group’s held-to-maturity investments are subsequently measured at amortized cost using the effective interest method. The group assesses at the end of each reporting period whether there is objective evidence that a held-to-maturity investment is impaired as a result of an event.

A portion of restricted investments held by the trust funds (refer note 19) are classified as held-to-maturity investments.

•       Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception. These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognized in the income statement in the period in which they arise.

18.	Restricted cash

	US dollar
Figures in million	2013	2012
Environmental guarantees a)	3	3
Lease security deposits	1	1

Total restricted cash	4	4

a)	The amount relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources (DMR) in South Africa for environmental and rehabilitation obligations. A portion of the funds are held on call account and rest is invested in money market funds.

19.	Restricted investments

	US dollar
Figures in million	2013	2012
Investments held by environmental trust funds ( a)	201	219
Investments held by social trust fund (b)	5	5

Total restricted investments	206	224

a)	Environmental trust funds consist of:

	US dollar
Figures in million	2013	2012
Held-to-maturity financial assets	101	21
Fair value through profit or loss financial assets	100	198

Total Environmental Trust Funds	201	219

Accounting policy

Contributions are made to the group’s environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group’s mines. The trusts are consolidated into the group as the group exercises control of the trust. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications.

The environmental trust funds are irrevocable trusts under the group’s control. Contributions to the trusts are invested in interest-bearing short-term and medium-term cash investments and medium-term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Shareholder Weighted Top 40 index (SWIX 40) of the JSE. The equity-linked notes are designated fair value through profit or loss investments and recorded at fair value while the interest-bearing short-term investments are classified as held-to-maturity and recorded at amortized cost. These investments provide for the estimated cost of rehabilitation at the end of the life of the group’s mines. Income earned on the investments is retained in the funds and reinvested.

During 2013, a decision was made to diversify the credit risk concentration of the Nedbank equity-linked deposits. These funds were moved into short-term and medium-term fixed deposits with other banking institutions of good credit quality. These investments are classified as held-to-maturity investments.

Reconciliation of the movement in the investments held by environmental trust funds:

	US dollar
Figures in million	2013	2012
Balance at beginning of year	219	275
Interest income ¹	4	1
Fair value gain ¹	19	12
Disposal of equity-linked deposits	(91)	—
Acquisition of held-to-maturity investments	91	—
Contributions made	—	6
Disposal of Evander 6 and Twistdraai	—	(2)
Translation	(41)	(49)

	201	243
Reclassification to held for sale	—	(24)

Balance at end of year	201	219

[1]	Amounts for 2012 include discontinued operations.

b)	The social trust fund

The social trust fund is an irrevocable trust under the group’s control. The group has undertaken to donate over a period of 10 years to The Harmony Gold Mining Group Social Plan Trust in terms of an agreement signed on November 3, 2003. An initial donation of R18.5 million (US$2.7 million) was made during the 2004 year. Thereafter instalments of R3.5 million per annum were made with the final instalment in 2013. The purpose of the Trust is to fund the social plan to reduce the negative effects of restructuring on the group’s workforce, to put measures in place to ensure that the technical and life skills of the group’s workforce are developed and to develop the group’s workforce in such a manner as to avoid or minimize the effect of job losses and a decline in employment through turnaround or redeployment strategies.

During 2013, the funds were moved into a financial asset that is exposed to the fair value changes in the market and has been classified as fair value through profit or loss.

Reconciliation of the movement in the investment held by the social trust fund:

	US dollar
Figures in million	2013	2012
Balance at beginning of year	5	5
Contributions made	1	1
Interest income	—	—
Fair value gain	1	—
Claims paid	—	—
Translation	(2)	(1)

Balance at end of year	5	5

20.	Investment in financial assets

	US dollar
Figures in million	2013	2012

Balance at beginning of year	18	27
Additions (a)	9	—
Fair value movement of available-for-sale investments (a) (b)	(9)	(5)
Reversal of fair value movement on acquisition of associate (a)	(2)	—
Reclassification to investments in associates (a)	(9)	—
Translation	(2)	(4)

Balance at end of year	5	18

The carrying amount consists of the following:
Available-for-sale financial assets:
Investment in listed shares - Wits Gold (b)	4	16
Investment in unlisted shares (c)	1	2

Total available-for-sale financial assets	5	18

a)	At June 30, 2012, the group held a 1.8% interest in Rand Refinery (Proprietary) Limited (Rand Refinery) of US$1.1 million, which was classified as an available-for-sale financial asset. The group purchased additional shares in three tranches in 2013, taking the group’s interest to just more than 10% and allowing for the appointment of a director to the Rand Refinery board. This resulted in the group being able to exercise a significant influence over the operations of Rand Refinery and as such the investment has been classified as an investment in associates.

During 2013, an amount of US$1.1 million was recorded in the fair value reserve for the investment. On the acquisition of the associate, the cumulative fair value gains were reversed from the fair value reserve and the cost of the investment reclassified to investments in associates. Refer to note 22.

b)	At June 30, 2012, management determined that the investment in Wits Gold was impaired in terms of our accounting policy and the cumulative losses in the fair value reserves were reclassified to the income statement (refer to note 26). Subsequent losses of US$9.9 million have also been recorded in the income statement.
c)	These investments have been valued by the directors by performing independent valuations on an annual basis to ensure that no significant prolonged decline in the value of the investments has occurred.

21.	Trade and other receivables

	US dollar
Figures in million	2013	2012
Current
Financial assets:
Trade receivables (gold)	16	47
Other trade receivables	17	18
Provision for impairment	(3)	(4)

Trade receivables - net	30	61
Loans to associates and joint ventures (a)	1	2
Interest and other receivables (b)	60	55
Employee receivables	3	3

Non-financial assets:
Prepayments	6	8
Value added tax	16	26

	116	155
Reclassification to held for sale	—	(3)

Total current trade and other receivables	116	152

Non-current
Financial assets:
Loans to associates (c)	12	14
Other loans receivable	—	3
Provision for impairment (c)	(12)	(14)

	—	3
Reclassification to held for sale	—	—

Total non-current trade and other receivables	—	3

a)	The 2013 and 2012 balance is due from the Morobe Mining Joint Venture (MMJV) companies in PNG, for services and goods supplied in terms of the service level agreements entered into between the group and the joint venture companies.

b)	Included in the balance for the 2013 financial year is the self-insurance fund of US$32.4 million (2012: US$27.1 million) and an amount of US$6.9 million due from Evander.

Also included in interest and other receivables for the 2013 financial year is an amount of US$1.7 million (2012: S$2.1 million) owing by Pamodzi FS in terms of the asset purchase agreement, for rehabilitation trust funds to be released to the group.

No impairment allowance is necessary in respect of any balances included in interest and other receivables as all amounts are classified as fully performing.

c)	The balance in 2013 comprises US$11.6 million (2012: US$14.1 million) owed by Pamodzi. Pamodzi was placed into liquidation during 2009 and the loan was provided in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

The movement in the provision for impairment of trade receivables during the year was as follows:

	US dollar
Figures in million	2013	2012
Balance at beginning of year	4	18
Impairment loss recognized	1	2
Reversal of impairment loss	(1)	(13)
Translation	(1)	(3)

Balance at end of year	3	4

The movement in the provision of loans receivables during the year was as follows:

	US dollar
Figures in million	2013	2012
Balance at beginning of year	14	17
Translation	(2)	(3)

Balance at end of year	12	14

The ageing of trade receivables at the reporting date was:

	US dollar
Figures in million	Gross	Impairment
June 30, 2013
Fully performing	25	—
Past due by 1 to 30 days	2	—
Past due by 31 to 60 days	1	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	2	1
Past due by more than 361 days	2	2

	33	3

June 30, 2012
Fully performing	52	—
Past due by 1 to 30 days	6	—
Past due by 31 to 60 days	2	—
Past due by 61 to 90 days	—	—
Past due by more than 90 days	2	1
Past due by more than 361 days	3	3

	65	4

The ageing of loans receivables at the reporting date was:

	US dollar
Figures in million	Gross	Impairment
June 30, 2013
Fully performing	—	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	12	12

	12	12

June 30, 2012
Fully performing	7	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	16	14

	23	14

Based on past experience, the group believes that no impairment allowance is necessary in respect of fully performing receivables as the amount relates to customers that have a good track record with the group. Similarly, the other loans and receivables noted above, other than those provided for, are fully performing and considered to be a low credit risk.

During the year 2013 and 2012 there was no renegotiation of the terms of any receivable.

There was no collateral pledged or held for any of the receivables as at June 30, 2012 and 2013.

22.	Investment in associates

a)	Harmony acquired a 32.4% interest in Pamodzi on February 27, 2008, initially valued at US$46.5 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009 and the trading of its shares on the JSE was suspended. As at June 30, 2013, the liquidation process has not been concluded. No financial information subsequent to March 31, 2009 is available and therefore no information has been disclosed.

b)	At June 30, 2012, the group held 1.8% of the shares of Rand Refinery. An additional 8.5% interest was purchased in three tranches during 2013, resulting in a total shareholding of 10.38% on May 31, 2013. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. The investment was previously accounted for as available-for-sale (refer to note 20 for further detail), but since the 10% shareholding was attained and with the right to appoint a director on the board, the investment has been accounted for as an associate. As part of the accounting for the acquisition, the group elected the cost method for step acquisitions (refer to note 2.1) and has reversed the cumulative fair value gains recognized in other reserves prior to the acquisition of the investment in associate (refer to note 20). Offsetting this, the group has recognized its share of Rand Refinery’s retained earnings for the previously held interest, which amounted to US$2.1 million.

The movement during the year is as follows:

	US dollar
Figures in million	2013	2012
Balance at beginning of year	—	—
Reclassified from investment in financial assets	9	—
Share of retained earnings on acquisition of an associate	2	—

Balance at end of year	11	—

The results of Rand Refinery for the year ended and its aggregated assets (including goodwill) and liabilities as at June 30, 2013 are as follows:

US dollar
Figures in million	2013
Assets	98
Liabilities	14
Revenue	101
Profit	27

Percentage interest held	10%

Rand Refinery’s year-end is September 30.

23.	Investment in joint venture

Morobe Mining Joint Ventures (MMJV) partnership agreement (50%)

The group has a 50% interest in mining and exploration assets located in the Morobe province, PNG. Newcrest owns the remaining 50% interest in these assets. The assets include the Hidden Valley mine and the Wafi-Golpu projects. This partnership was formed during the 2009 financial year through a range of transactions, which included Newcrest’s purchase of a 30.01% participating interest and a further farm-in of an additional 19.99% participating interest in the assets. The total value of the transaction was estimated at US$530 million and was completed by June 30, 2009.

The following are the group’s effective share of income, expenses, assets and liabilities, which are included in the 2013 consolidated financial statements:

	US dollar
Figures in million	2013	2012
	50%	50%
Revenue	135	150
Production costs	(137)	(110)

Production (loss)/profit	(2)	40
Impairment	(268)	—
Exploration expenditure	(58)	(49)
Other costs	(46)	(29)
Taxation (expense)/credit	(36)	11

Net loss	(410)	(27)

Non-current assets	498	702
Current assets	105	90

Total assets	603	792

Non-current liabilities	25	25
Current liabilities	58	51

Total liabilities	83	76

24.	Inventories

Accounting policy

Inventories which include bullion on hand, gold in process, gold in lock-up, ore stockpiles and stores and materials, are measured at the lower of cost and net realizable value. Net realizable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of bullion, gold in process and gold in lock-up is determined by reference to production cost, including amortization and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold in process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants. Where mechanized mining is used in underground operations, in-progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made. At the group’s open pit operations, gold in process represents production in broken ore form.

Consumable stores are valued at weighted average cost value after appropriate allowances for redundant and slow moving items.

	US dollar
Figures in million	2013	2012

Gold in lock-up	6	12
Gold in-process, ore stockpiles and bullion on hand	71	62
Stores and materials at weighted average cost	72	63

Total inventories	149	137
Non-current portion of gold in lock-up and gold in-process	(6)	(7)

	143	130
Reclassification to held for sale	—	(9)

Total current portion of inventories	143	121

Included in the balance above is:
Inventory valued at net realizable value	15	12

During the 2013 financial year, a write-down of US$1.0 million (2012: US$9.9 million) was made for the net realizable value adjustment for other gold in lock-up, as well as US$1.9 million (2012: US$3.9 million) relating to certain stockpiles.

During 2012 write-downs were made of US$1.9 million and US$2.1 million) for the Steyn plant and Freddies rock dump demolishment projects, respectively. The write-downs were as a result of changes to the life-of-mine plans.

During the year, a reversal of US$0.9 million (2012: nil) to the provision for slow moving stock was made. This was primarily the result of a process of improving stock management. The total provision at June 30, 2013 was US$5.3 million (2012: US$7.6 million).

25.	Share capital

Accounting policy

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The cost of treasury shares is eliminated against the share capital balance.

Authorized

1,200,000,000 (2012: 1,200,000,000) ordinary shares of 50 SA cents each.

Issued

435,289,890 (2012: 431,564,236) ordinary shares of 50 SA cents each. All issued shares are fully paid.

The directors have been authorized to allot and issue up to 21,578,212 authorized but unissued ordinary shares of the company, being 5% of the total issued share capital of the company as at June 30, 2012, subject to the provisions of the Companies Act and the JSE Limited Listings Requirements.

Note 34 set out details in respect of the share option scheme and shares held in trust for the employees of the group.

Share issues

Shares issued in the 2012 and 2013 financial years relate to the exercise of share options by employees. During August 2012, 3.5 million shares were issued to the Tlhakanelo Trust, the vehicle used for the employee share ownership plan.

Treasury shares

Included in the total of issued shares is an amount of 335 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the company.

During August 2012, 3.5 million shares were issued to the Tlhakanelo Trust. As the trust is controlled by the group, the shares are treated as treasury shares. During 2013, 937,548 shares were exercised by employees and the remaining 2,562,452 shares are still held as treasury shares.

26.	Other reserves

	US dollar
Figures in million	2013	2012
Foreign exchange translation reserve (a)	(805)	(138)
Fair value movement of available-for-sale financial assets (b)	—	1
Equity component of convertible bond (c)	41	41
Acquisition of non-controlling interest in subsidiary (d)	(57)	(57)
Share-based payments (e)	136	106
Repurchase of equity interest (f)	(13)	(13)
Other	(4)	(4)

Total other reserves	(702)	(64)

a)	The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group’s off-shore operations. The US dollar amount includes the translation effect from rand to US dollar.

	US dollar
Figures in million	2013	2012
Balance at beginning of year	(138)	469
Current year’s foreign exchange movement	(669)	(595)
Tax on foreign exchange movement	2	(12)

Balance at end of year	(805)	(138)

b)	The balance of the fair value movement reserve represents the movement in the fair value of the available-for-sale financial assets. For details on the movement, refer to note 20.

	US dollar
Figures in million	2013	2012
Balance at beginning of year	1	(11)
Fair value movement - unrealized	(9)	(5)
Impairment recognized in profit or loss	10	19
Reversal of fair value movement on acquisition of associate	(2)	—
Translation	—	(2)

Balance at end of year	—	1

c)	On May 24, 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.
d)	On March 15, 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of US$86.5 million (A$123 million) over the carrying amount of non-controlling interest acquired, amounting to US$57 million has been accounted for under other reserves.

e)	Share-based payments

	US dollar
Figures in million	2013	2012
Balance at beginning of year	106	94
Share-based payments expensed (i)	28	12
PhoenixCo Option (ii)	2	—

Balance at end of year	136	106

i.	The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share option plan (ESOP) to purchase shares in the company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. During the 2013 financial year, the equity-settled share-based payment expense of US$28.4 million (2012: US$12.2 million) was charged to the income statement (refer to note 34 for more detail).
ii.	On March 20, 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix tailings operation (Phoenix) to BEE shareholders (refer to note 34 for more detail).

f)	On March 19, 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD’s 26% interest during the 2010 financial year is therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2,162,359 Harmony shares. The difference between the value of the shares issued of US$20.5 million, the liability to the African Vanguard Resources Proprietary Limited and transaction costs, have been taken directly to equity.

Accounting policy – Provisions (applicable to note 27 and 28)

Provisions are recognized when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The estimate take into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognized as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed,

27.	Provision for environmental rehabilitation

Accounting policy

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

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalized to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognized immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is performed in accordance with the accounting policy dealing with impairments of non-financial assets. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of on-going current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalized cost is depreciated over the life of the related asset.

Critical accounting estimates and judgements

Significant judgement is applied in estimating ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines. Ultimate cost may significantly differ from current estimates.

For the South African operations, management used an inflation rate of 6.00% (2012: 6.30%) (2011: 6.60%) and the expected life of the mines according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rates used for the calculation are dependent on the shaft’s life of mine and are as follows: for 12 months – 5.3% (2012: 5.5%) (2011: 5.75%); for one to five years – 6.2% (2012: 5.75%) (2011: 7.25%); for six to nine years – 6.4% (2012: 7.75%) (2011: 8.50%) and for ten years or more – 7.25% (2012: 8.25%) (2011: 8.75%). These estimates were based on recent yields determined on government bonds.

In calculating the rehabilitation liability in PNG for 2013, an inflation rate of 2.5% (2012: 2.95%) (2011: 3.30%) was used, together with a discount rate of 6.8% (2012: 7.50%) (2011: 7.0%).

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

The following is a reconciliation of the total liability for environmental rehabilitation:

	US dollar
Figures in million	2013	2012
Provision raised for future rehabilitation
Balance at beginning of year	227	293
Disposal of assets	—	(2)
Change in estimate - Balance sheet	8	(12)
Change in estimate - Income statement	(9)	(5)
Time value of money and inflation component of rehabilitation costs [1]	14	17
Translation	(40)	(43)

Balance at end of year	200	248
Reclassification to held for sale	—	(21)

Total provision for environmental rehabilitation	200	227

[1]	Amounts for 2012 include both continuing and discontinued operations.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the mines is approximately US$261.7 million (2012: US$343.9 million). Kalgold is working closely with the DMR to endorse the conversion of the D-zone pit into a strategic water resource and not to backfill.

	US dollar
Figures in million	2013	2012
Future net undiscounted obligation
Ultimate estimated rehabilitation cost	262	344
Amounts invested in environmental trust funds (Refer to note 19)	(201)	(243)

Total future net undiscounted obligation	61	101

The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place relating to some of the environmental liabilities. Refer to notes 36.

During 2012 and 2013, the group rehabilitated certain decommissioned operations in the Free State as part of its overall strategy of eliminating safety and health exposures and reducing environmental liability.

28.	Other non-current liabilities

Accounting policy Refer to note 34 for the accounting policy on share-based payments and the accounting policy on provisions.

	US dollar
Figures in million	2013	2012
ESOP share-based payment liability (a)	1	—
Other (b)	4	4

Total other non-current liabilities	5	4

a)	The liability relates to the cash-settled share-based payment transaction following the award of ESOP share appreciation rights (SARs) to qualifying employees through the Tlhakanelo Employee Share Trust during the 2013 financial year. Refer to note 34 for more details.
b)	Included in Other is a provision of US$4.2 million (2012: US$3.2 million) relating to the pumping and treatment costs of fissure water in the KOSH Basin. This provision was raised following the High Court’s dismissal of Harmony’s application to have a directive issued by the Department of Water Affairs (DWAF) in November 2005 set aside, as it relates to the Orkney operations, which were sold in 2008. Harmony filed an application to appeal the judgment on July 20, 2012 and the appeal will be heard in November 2013.

29.	Retirement benefit obligation

Accounting policy

The group provides medical cover for current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured as the present value of the estimated future cash outflows using high quality corporate bond interest rates consistent with the term and risks of the obligation together with adjustments for unrecognized past service cost. Actuarial gains and losses as a result of these valuations are recognized in the income statement at revaluation date. The future liability for current and retired employees and their dependants is accrued in full based on actuarial valuations obtained annually.

Critical accounting estimates and judgements

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability included a discount rate of 9.3%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table (SA “a mf” tables) (60 years) and a medical inflation rate of 7.3% (2012: discount rate of 9.60%, 60 years and 7.45% inflation rate) (2011: discount rate of 9.80%, 60 years and 7.65% inflation rate).

Management determined the discount rate by assessing government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

a)	Pension and provident funds

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

The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9% of gross salary and wages for the 2013 year (2012: 9%). The fund is a defined contribution plan.

The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2012: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2013 financial year amounted to US$57.6 million (2012: US$70.8 million)).

b)	Post-retirement benefits other than pensions:

Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group’s obligation in this regard is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Minemed medical scheme (Minemed) options. Effective September 1, 2013, Minemed was amalgamated with Bestmed medical scheme and the rates have been updated accordingly. Except for the pre-mentioned employees, Harmony has no other post-retirement obligation for the other group employees.

The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended June 30, 2013, using the projected unit credit method. The next actuarial valuation will be performed on June 30, 2014.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition the following was also considered:

•	It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership.

•	It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account.

•	It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands. It is assumed that the only dependents will be spouses.

	US dollar
Figures in million	2013	2012

Present value of unfunded obligations	19	22
Current employees	11	13
Retired employees	8	9

Movement in the liability recognized in the balance sheet
Balance at beginning of year	22	25
Contributions paid	(1)	(1)
Other expenses included in staff costs/current service cost	—	1
Interest cost	2	2
Net actuarial loss/(gain) recognized during the year	—	(1)
Translation	(4)	(4)

Balance at end of year	19	22

Net actuarial gains/losses are included in cost of sales in the income statement. The net actuarial loss recognized during the 2011 year was US$0.1 million, the 2010 year was US$0.9 million and the 2009 year was nil.

	US dollar
Figures in million	2013	2012
The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	19	22
Fair value of plan assets	—	—

Net retirement benefit obligation liability	19	22

The present value of the defined benefit obligation was US$24.6 million in 2011, US$20.1 million in 2010 and US$19.7 million in 2009.

The effect of a percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	US dollar
Figures in million	2013	2012
Effect of a 1% increase::
Aggregate of service cost and interest cost	—	—
Defined benefit obligation	3	3

Effect of a 1% decrease::
Aggregate of service cost and interest cost	—	—
Defined benefit obligation	2	3

The group expects to contribute approximately US$0.6 million to the benefit plan in 2014.

Accounting policy – Financial liabilities (applicable to notes 30 and 31)

Financial liabilities are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, with the exception of financial liabilities classified as at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

The group classifies financial liabilities as follows:

•       Borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognized in the income statement over the period of the borrowing using the effective interest rate method.

Fees paid on the establishment of loan facilities are capitalized as a pre-payment and amortized over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•       Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. If not, they are presented as non-current liabilities.

30.	Borrowings

Westpac Bank

In July 2007, Morobe Consolidated Goldfields entered into US dollar finance lease agreements with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project. There is no debt covenant clause in the agreements.

Nedbank Limited

On December 11, 2009, the company entered into a loan facility with Nedbank Limited, comprising a term facility of US$119.4 million and a revolving credit facility of US$79.6 million. The facility was utilized to fund the acquisition of the Pamodzi Free State assets as well as the group’s major capital projects and working capital requirements. Interest accrues on a day to day basis over the term of the loan at a variable interest.

On November 30, 2010, the company entered into an additional loan facility with Nedbank Limited, comprising of a term facility of US$70.1 million and a revolving credit facility of US$35.0 million. Interest terms are identical to the original facility. The repayments terms of the original revolving credit facility were amended to coincide with the repayment on the new facility.

Syndicated revolving credit facility

On August 11, 2011, the company entered into a loan facility which was jointly arranged by Nedbank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (syndicate), comprising of a US$300 million syndicated revolving credit facility. The facility is utilized to fund exploration projects in PNG. The facility attracts interest at LIBOR plus 260 basis points, which is payable quarterly.

Terms and debt repayment schedule at June 30, 2013:

	Interest charge	Repayment terms	Repayment date	Security
Westpac Bank (Secured finance lease)	US - LIBOR plus 1.25%	Quarterly	December 30, 2013	Mining fleet

Nedbank Limited (Secured loan - term facility 1)	3 month JIBAR plus 3.5%, payable quarterly	Bi-annual equal instalments of R90 million (US$9.0 million)	December 31, 2014

Nedbank Limited (Secured loan - term facility 2)	3 month JIBAR plus 3.5%, payable quarterly	Bi-annual equal instalments of R62.5 million (US$6.3 million)	December 31, 2014	Cession and pledge of operating subsidiaries shares

Nedbank Limited (Secured loan - revolving credit facility)	1 or 3 month JIBAR plus 3.5%, payable after interest interval	Repayable on maturity	November 30, 2013

Syndicated (Secured loan - US$ revolving credit facility)	LIBOR plus 260 basis points, payable quarterly	Repayable on maturity	September 15, 2015	Cession and pledge of operating subsidiaries shares

Debt covenants

The debt covenant tests for the group for both the Nedbank Limited facilities and syndicated revolving credit facility are as follows:

•	The group’s interest cover shall not be less than two (EBIT1 / Total interest).

•	Current ratio shall not be less than one (Current assets / current liabilities).

•	Cash flow from operating activities shall be above R100 million for the six months prior to the evaluation date.

•	Total net debt shall not exceed R3 billion plus the Rand equivalent of US$300 million.

•	Market capitalization to net debt ratio shall not be less than six times.

[1]	EBIT as defined in the agreement excludes unusual items such as impairments.

The debt covenant tests are performed on a quarterly basis. No breaches of the covenants were identified during the tests in the 2013 financial year.

Interest-bearing borrowings

	US Dollar
Figures in million	2013	2012
Non-current borrowings
Westpac Bank (secured finance lease)	—	—

Balance at beginning of year	—	3
Repayments	(2)	(4)
Net adjustments to current portion	2	(1)
Translation	—	2

Nedbank Limited (secured loan - term facilities)	16	56

Balance at beginning of year	56	112
Repayments	(33)	(37)
Amortization of issue costs	1	—
Translation	(8)	(19)

Nedbank Limited (secured loan - revolving credit facilities)	—	—

Balance at beginning of year	—	66
Draw down	—	58
Repayments	—	(106)
Issue costs	—	(2)
Amortization of issue costs	—	3
Translation	—	(19)

Syndicated (secured loan - US$ revolving credit facility)	210	127

Balance at beginning of year	127	—
Draw down	80	130
Issue cost	—	(6)
Amortization of issue costs	2	1
Net adjustments to current portion	1	2

Total non-current borrowings	226	183

Current borrowings
Current portion of the finance lease from Westpac Bank	—	3
Current portion of the loans from Nedbank Limited	30	37
Current portion of the loans from syndicate	(2)	(2)

Total current borrowings	28	38

Total interest-bearing borrowings	254	221

The future minimum lease payments for Westpac Bank finance leases are:
Due within one year	—	3
Due within one and two years	—	—
Due between two and five years	—	—

	—	3
Future finance charges	—	—

	—	3

	US Dollar
Figures in million	2013	2012
The maturity of borrowings is as follows:
Current	28	38
Between one to two years	16	36
Between two to five years	210	147
Over five years	—	—

	254	221

Undrawn committed borrowing facilities:
Expiring within one year	85	—
Expiring after one year	90	274

	175	274

	Effective rate
	2013	2012
Westpac Bank	1.7%	1.6%
Nedbank Limited	8.7%	9.1%
Syndicated	2.7%	3.0%

31.	Trade and other payables

Accounting policy The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	US dollar
Figures in million	2013	2012
Financial liabilities:
Trade payables	58	34
Other liabilities	6	7
ESOP share-based payment liability (a)	1	—

Non-financial liabilities:
Payroll accruals	35	42
Leave liabilities (b)	32	39
Shaft related accruals	53	69
Other accruals	21	24
Value added tax	5	6

	211	221
Reclassification to held for sale	—	(8)

Total trade and other payables	211	213

a)	The liability relates to the cash-settled share-based payment transaction following the award of ESOP SARs to qualifying employees through the Tlhakanelo Employee Share Trust during the 2013 financial year. Refer to note 34 for more details.

b)	Employee entitlements to annual leave are recognized on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognized in the balance sheet is as follows:

	US dollar
Figures in million	2013	2012
Balance at beginning of year	37	41
Benefits paid	(39)	(39)
Total expense per income statement	40	44
Translation	(6)	(7)

	32	39
Reclassification to held for sale	—	(2)

Balance at end of year	32	37

32.	Cash generated by operations

	US dollar
Figures in million	2013	2012	2011
All amounts disclosed include discontinued operations

Reconciliation of (loss)/profit before taxation to cash generated by operations:
(Loss)/profit before taxation	(149)	346	21
Adjustments for:
Amortization and depreciation	220	256	254
Impairment/(reversal of impairment) of assets	274	(7)	39
Share-based payments	35	12	19
Net decrease in provision for post-retirement benefits	—	(1)	—
Net (decrease)/increase in provision for environmental rehabilitation	(9)	(5)	8
Profit on sale of property, plant and equipment	(16)	(36)	(4)
Loss from associates	—	—	7
(Reversal of impairment)/impairment of investment in associate	—	(7)	20
Impairment of investments	10	19	—
Net gain on financial instruments	(22)	(12)	(20)
Gain on farm-in option	—	—	(38)
Profit on sale of investment in subsidiary	(11)	—	(7)
Interest received	(22)	(13)	(20)
Finance cost	30	39	41
Inventory adjustments	(20)	(3)	48
Deferred stripping allocations	(27)	—	—
Foreign exchange translation difference	39	1	—
Other non-cash adjustments	1	4	(8)
Effect of changes in operating working capital items
Receivables	20	(12)	(15)
Inventories	(24)	(9)	(20)
Payables	30	14	21

Cash generated by operations	359	586	346

Additional cash flow information

i.	The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.

ii.	At June 30, 2013, US$175.1 million (2012: US$273.6 million) of borrowing facilities had not been drawn down and is therefore available for future operating activities and future capital commitments. Refer to note 30.

For the financial year ended June 30, 2013

a)	Acquisitions and disposal of investments/businesses

Disposal of Evander

The conditions precedent for the sale of Evander Gold Mine Limited were fulfilled and the transaction was completed on February 28, 2013. The purchase consideration of US$170.0 million was adjusted for distributions received prior to the effective date of US$23.4 million. Refer to note 14.

The aggregate fair values of assets and liabilities sold were:

	US dollar
Figures in million	2013	2012	2011
Property, plant and equipment	141	—	—
Funds set aside for environmental rehabilitation	24	—	—
Inventories	11	—	—
Trade and other receivables	2	—	—
Cash and cash equivalents	3	—	—
Profit on disposal	11	—	—
Environmental liability	(20)	—	—
Trade and other payables	(10)	—	—
Deferred tax liability	(18)	—	—

Purchase consideration	144	—	—
Cash and cash equivalents	(3)	—	—
Translation	(2)	—	—

Total proceeds received in cash	139	—	—

b)	Principal non-cash transactions

Share-based payments (refer to note 34)

For the financial year ended June 30, 2012

a)	Acquisitions and disposal of investments/businesses

Disposal of investment in Rand Uranium

On January 6, 2012, the transaction with Gold One International Limited was concluded and the first payment of US$23.8 million was received. Further payments were made during April 2012 totalling US$11.0 million. These amounts were for the sale of the group’s 40% investment in Rand Uranium as well as for the outstanding balance of the subordinated shareholder’s loan of US$6.8 million.

b)	Principal non-cash transactions

Share-based payments (refer to note 34)

For the financial year ended June 30, 2011

a)	Principal non-cash transactions

Disposal of Freegold farm-in option (refer note 10)

Share-based payments (refer to note 34)

33.	Employee benefits

Accounting policy

•       Pension, provident and medical plans are funded through annual contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group’s liability is limited to its monthly determined contributions and it has no further liability, legally or constructive if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 29 for details of the post-retirement medical benefit plan.

•      Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2013	2012

Number of permanent employees as at June 30:

South African operations [1]	30,673	33,935

International operations [2]	1,729	1,905

Total number of permanent employees	32,402	35,840

	US dollar
Figures in million	2013	2012
Aggregate earnings
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	745	791
Retirement benefit costs	58	60
Medical aid contributions	21	22

Total aggregated earnings [3]	824	873

[1]	2,521 employees were attributable to the discontinued operations at June 30, 2012.
[2]	The total number of employees in Australia, including the Brisbane office, at June 30, 2013 was 101 (2012: 107). The total for the international operations includes the joint venture employees.
[3]	These amounts have been included in production cost, corporate expenditure and capital expenditure.

The amounts include Evander for the eight months it was a part of the group.

During the 2013 financial year US$11.4 million (2012: US$7.9 million) was included in the payroll cost for termination costs. Termination costs include the cost relating to the voluntary retrenchment process as well as retrenchments due to the shaft closures (refer to note 5).

34.	Share-based payments

Accounting policy

The group operates the following employee share incentive plans:

•      equity-settled, share-based payments plan, where the group grants share options to certain employees in exchange for services received, and

•      equity-settled and cash-settled employee share ownership plan.

Equity share-based payments are measured at fair value that includes market performance conditions but excluded the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognized in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Cash-settled share based payments are measured at fair value. The liability is remeasured at each balance sheet date until the date of settlement.

Critical accounting estimates and judgements

The fair value of options granted is being determined using a binominal, Black-Scholes or a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield.

The total cost relating to share-based payments is made up as follows:

	US dollar
Figures in million	2013	2012
Employee share-based payments	30	11
Other share-based payments	2	—

Total share based payments	32	11

Employee share-based payments

During the year Harmony issued new awards under its 2012 employee share ownership plan to all employees other than management at the group’s South African operations. The group also has the 2003 scheme and the 2006 share plan that are active. The objective of these schemes is to recognize the contributions of employees to the group’s financial position and performance and to retain key employees.

The total cost relating to employee share-based payments is made up as follows:

	US dollar
Figures in million	2013	2012
2012 employee share ownership plan (a)	24	—
2006 share plan (b)	11	12
Discontinued operations	(5)	(1)

Total employee share-based payments included in cost of sales	30	11

There was no cost for the 2003 scheme for the 2012 and 2013 years. Refer to (c) below for the detail on the scheme.

The directors are authorized to issue up to 60,011,669 ordinary shares to participants who have received awards in accordance with Harmony’s employee share incentive schemes.

Subsequent to the annual general meeting held on December 1, 2010, 1,039,794 ordinary shares have been issued in terms of the 2003 scheme and 7,563,837 share option awards have been granted in terms of the 2006 share plan. The Tlhakanelo Employee Share Trust is authorized to allocate 12,864,000 ordinary shares to the employee share ownership plan.

a)	2012 Employee share ownership plan

During August 2012, Harmony issued awards under its employee share ownership plan (ESOP). The ESOP will see approximately 33,000 employees participating in a direct ownership of the company. The ESOP recognizes the importance of the employees who sustain our business, promotes a shared common interest in delivering returns to all stakeholders and further enhances Harmony’s black economic empowerment (BEE) status. The ESOP is overseen by the Tlhakanelo Employee Share Trust.

In terms of the ESOP rules, qualifying employees are offered one scheme share for every two share appreciation rights (SARs). In August 2012, all qualifying employees were awarded a minimum of 100 scheme shares and 200 SARs with employees with service longer than 10 years receiving an additional 10%. Both the scheme shares and SARs will vest in five equal portions on each anniversary of the award. At the annual general meeting on November 28, 2012, the shareholders authorized the acceleration of the vesting from August to March each year.

Future offers will be made to new qualifying employees, who have not previously received an offer during each year following the first allocation date. The number of scheme shares and SARs offered to new qualifying employees will reduce by one fifth on each anniversary of the first allocation date. During March 2013, new qualifying employees were awarded 80 scheme shares and 160 SARs which will vest in four equal portions on each anniversary of the award.

On the fifth anniversary of the first allocation date, any unallocated scheme shares and SARs will be distributed to all employees who participated in the ESOP and who are still employed with the company pro rata in accordance with the number of Scheme Shares previously allocated to the employees.

The Scheme Shares are accounted for as equity-settled.

The SARs incorporates a cash bonus with a minimum pay-out guarantee of R18 and a maximum pay-out ceiling of R32 per SAR over the vesting period. The SARs include an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-settled portion has been recognized in the balance sheet in Trade and other payables (note 31) and Non-current liabilities (note 28), the fair value of which will be remeasured at each reporting date.

The total cost relating to the 2012 ESOP is made up as follows:

	US dollar
Figures in million	2013	2012
2012 Employee share ownership plan
Equity-settled	17	—
Cash-settled	7	—

	24	—

Activity on awards

	Scheme Shares	SARs
Activity on awards outstanding	Number of awards	Number of awards	Weighted average award price (SA rand)
For the year ended June 30, 2013
Balance at beginning of year	—	—	—
Awards granted	3,517,560	7,035,120	79.35
Awards exercised	(971,112)	(1,942,224)	80.03
Awards forfeited	(53,580)	(107,160)	79.54

Balance at end of year	2,492,868	4,985,736	79.08

List of awards granted but not yet exercised (listed by grant date)	Number of awards	Award price (SA Rand)	Remaining life (years)

As at June 30, 2013

Scheme shares
August 8, 2012 allocation	2,392,548	n/a	3.7
March 8, 2013 allocation	100,320	n/a	3.7

	2,492,868
Share appreciation rights
August 8, 2012 allocation	4,785,096	80.03	3.7
March 8, 2013 allocation	200,640	56.35	3.7

	4,985,736

Total awards granted but not yet exercised	7,478,604

	US dollar
Figures in million	2013	2012
Gain realized by participants on awards traded during the year	9	—

Fair value of awards vested during the year	9	—

Measurement

The fair value of equity instruments granted during the year was valued using the Cox-Ross-Rubinstein binomial tree on the equity-settled portion of the SARs. The minimum pay-out guarantee is valued at net present value and the spot share price on grant date was used for the scheme shares.

(i) Assumptions applied at grant date for awards granted during the year

	Scheme Shares	SARs

Price at date of grant (SA Rand per share)
August 8, 2012 allocation	80.03	80.03
March 8, 2013 allocation	56.35	56.35

Risk-free interest rate:
August 8, 2012 allocation	n/a	5.38%
March 8, 2013 allocation	n/a	5.35%

Expected volatility*:
August 8, 2012 allocation	n/a	32.40%
March 8, 2013 allocation	n/a	37.33%

Expected dividend yield:
for all allocations	n/a	1%

Minimum pay-out guarantee (SA Rand per SAR)
for all allocations	n/a	18.00 to 32.00

Vesting period (from grant date):
August 8, 2012 allocation	5 years	5 years
March 8, 2013 allocation	4 years	4 years

*	The volatility is measured as an annualized standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

(ii) Fair values used as a basis to recognize share-based cost

	SA rand per award
	Scheme Shares	SARs	Minimum pay-out guarantee
August 8, 2012 allocation	79.53	3.30	15.72
March 8, 2013 allocation	55.85	2.63	15.75

(iii) Cash-settled liability

	US dollar
Figures in million	2013	2012
Non-current	1	—
Current	1	—

Total cash-settled liability	2	—

b)	Options granted under the 2006 share plan

The 2006 share plan consists of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The share plan is equity-settled.

Award	Vesting	Performance criteria
SARs

SARs will vest in equal thirds in year three, four and five, subject to the performance conditions having been satisfied.

The SARs will have an expiry date of six years from the grant date and the offer price equals the closing market price of the underlying shares on the trading date immediately preceding the grant.

The group’s headline earnings per share must have grown since the allocation date by more than the South African Consumer Price Index (CPI).

PS	The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied.

•        50% (senior management)/70% (management) of the number of the shares awarded are linked to the annual gold production of the group in relation to the targets set annually.

•        50% (senior management) 30% (management) of the number shares awarded are linked to the group’s performance in comparison to the South African Gold Index.

RS	The RS will vest after three years from grant date.	The participant is still employed within the group.

Termination of employees’ participation in the share plan is based on “no fault” and “fault” definitions.

Fault	All unvested and unexercised SARs and all PS and RS not yet vested are lapsed and cancelled.

No fault	Accelerated vesting occurs and all unvested and unexercised share options are settled in accordance with the rules of the plan.

Activity on share options and rights

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA rand)	Number of rights	Number of rights

For the year ended June 30, 2013
Balance at beginning of year	6,333,626	83.91	2,701,001	411,686
Options granted	2,165,186	69.46	2,184,695	296,838
Options exercised	(449)	70.54	(183,198)	—
Options forfeited and lapsed	(1,253,562)	88.85	(668,200)	(40,251)

Balance at end of year	7,244,801	78.72	4,034,298	668,273

For the year ended June 30, 2012
Balance at beginning of year	6,782,820	79.66	3,693,583	347,883
Options granted	1,078,224	104.79	1,202,521	163,000
Options exercised	(689,505)	76.72	(695,253)	—
Options forfeited and lapsed	(837,913)	81.61	(1,499,850)	(99,197)

Balance at end of year	6,333,626	83.91	2,701,001	411,686

	SARs		PS		RS
Options and rights vested but not exercised at year end	2013	2012	2013	2012	2013	2012
Options and rights vested but not exercised	2,160,116	1,404,987	—	—	—	—
Weighted average option price (SA rand)	75.23	83.36	n/a	n/a	n/a	n/a

List of options and rights granted but not yet exercised (listed by grant date)	Number of options and rights	Option price (SA Rand)	Remaining life (years)

As at June 30, 2013

Share appreciation rights
November 15, 2007	883,149	70.54	0.4
March 7, 2008	46,154	102.00	0.7
December 5, 2008	1,054,155	77.81	1.4
November 16, 2009	1,584,129	77.28	2.4
November 15, 2010	848,345	84.81	3.4
November 15, 2011	894,733	104.79	4.4
November 16, 2012	1,934,136	68.84	5.4

	7,244,801
Performance shares
November 15, 2010	975,392	n/a	0.4
November 15, 2011	1,015,961	n/a	1.4
September 27, 2012	6,160	n/a	2.2
November 16, 2012	2,036,785	n/a	2.4

	4,034,298
Restricted shares
November 15, 2010	247,877	n/a	0.4
November 15, 2011	129,000	n/a	1.4
September 27, 2012	30,802	n/a	2.2
November 16, 2012	260,594	n/a	2.4

	668,273

Total options and rights granted but not yet exercised	11,947,372

	US dollar
Figures in million	2013	2012
Gain realized by participants on options and rights traded during the year	1	13

Fair value of share options and rights vested during the year	1	15

Measurement

The fair value of equity instruments granted during the year were valued using the Monte Carlo simulation on the market-linked PS, Cox-Ross-Rubenstein binomial tree on the SARs and spot share price on grant date for the RS.

(i) Assumptions applied at grant date for options and rights granted during 2012 and 2013

	SARs	Performance shares	Restricted shares

Price at date of grant (SA Rand per share):
November 15, 2011 share allocation	113.80	n/a	113.80
September 27, 2012 share allocation	n/a	n/a	68.51
November 16, 2012 share allocation	67.60	n/a	67.60

Risk-free interest rate:
November 15, 2011 share allocation	6.89%	6.30%	n/a
September 27, 2012 share allocation	n/a	5.30%	n/a
November 16, 2012 share allocation	5.97%	5.47%	n/a

Expected volatility *:
November 15, 2011 share allocation	39.13%	39.13%	n/a
September 27, 2012 share allocation	n/a	39.90%	n/a
November 16, 2012 share allocation	37.22%	37.22%	n/a

Expected dividend yield:
November 15, 2011 share allocation	0.00%	0.00%	0.00%
September 27, 2012 share allocation	n/a	0.00%	0.00%
November 16, 2012 share allocation	1%	0.00%	0.00%

Vesting period (from grant date):
for all allocations	5 years	3 years	3 years

*	The volatility is measured as an annualized standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

In all cases, valuation date is the same as the allocation date.

(ii) Fair values used as a basis to recognize share-based cost

	SARs	Performance shares	Restricted shares
2013
September 27, 2012 share allocation	n/a	56.31	68.51
November 16, 2012 share allocation	25.48	58.04	67.60
2012
November 15, 2011 share allocation	53.92	72.71	113.80

c)	Options granted under the 2003 scheme

A fifth of the options granted under the 2003 scheme are exercisable annually from the grant date with an expiry date of 10 years from the grant date. The offer price of these options equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of options. The options are equity-settled.

On resignation and retirement, share options which have vested may be taken up at the employee’s election before the last day of service. On death, the deceased estate has a period of twelve months to exercise these options.

Following the introduction of the 2006 share plan, no further options were granted for the 2003 option scheme, and all options are vested.

Activity on share options

	2013		2012
Activity on share options granted but not yet exercised	Number of options	Weighted average option price (SA rand)	Number of options	Weighted average option price (SA rand)
For the year ended June 30
Balance at beginning of year	829,559	49.43	1,347,203	50.12
Options exercised	(2,728)	39.00	(517,644)	51.25
Options forfeited and lapsed	(81,485)	81.48	—	—

Balance at end of year	745,346	45.97	829,559	49.43

List of options vested but not yet exercised (listed by grant date)	At June 30, 2013	Option price (SA rand)	Remaining life (years)

August 10, 2004	191,328	66.15	1.1
April 26, 2005	554,018	39.00	1.8

Total options granted but not yet exercised	745,346

	US dollar
Figures in million	2013	2012

Average market value of options traded during the year	—	7

Gain realized by participants on options traded during the year	—	3

Other share-based payments

On March 20, 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix operation (Phoenix) to BEE shareholders, which includes a free-carry allocation of 5% to a Community Trust that has been created and is currently controlled by Harmony. The transaction closed on June 25, 2013, following the fulfilment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary (PhoenixCo).

The awards to the BEE partners have been accounted for as in-substance options as the BEE partners will only share in the upside, and not the downside, of their equity interest in PhoenixCo until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised. The award of the option to the BEE partners is accounted for by the group as an equity-settled share-based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of US$2.3 million has been expensed on the grant date, June 25, 2013 (included in Other Expenses – net).

A subscription price paid by the BEE shareholders of US$0.2 million was received and has been recorded in other reserves as an option premium.

Measurement

The share-based cost was calculated using the Monte Carlo simulation. The fair value of the option is the difference between the expected future enterprise value of PhoenixCo and the expected loan balances at redemption date, and the present value of the trickle dividend determined in accordance with the cash flow waterfall per the signed transaction and funding arrangements.

The following assumptions were applied at grant date:	2013

Business value (R’million)	450
Exercise price (R’million)	2
Risk-free interest rate	6.08%
Expected volatility *	37.33%
Expected dividend yield	8.04%
Vesting period (from grant date)	0 years
Equity value attributable to the BEE partners	25.00%
Expected redemption date	December 31, 2020

*	The volatility is measured in relation to a comparable listed company’s share price volatility.

35.	Related parties

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction from July 1, 2010 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

During 2013, the executive directors received remuneration of US$2.4 million, comprising of US$1.7 million for salaries, US$0.04 million for retirement contributions, US$0.4 million for bonuses and US$0.3 million from the exercising of share options. The non-executive directors received US$0.7 million in directors’ fees. The aggregate of remuneration received by executive management was US$4.3 million (including share options exercised).

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

The following directors own shares in Harmony at year-end:

Name of director/prescribed officer	Number of shares
	2013	2012
Graham Briggs [1]	14,347	—
Frank Abbott [1]	73,900	—
Ken Dicks [2]	20,000	—
Andre Wilkens	101,303	101,303
Jaco Boshoff [3]	7,000	—
Johannes van Heerden [4]	6,500	—

[1]	Purchased September 3, 2012.
[2]	Purchased in two tranches on September 5, 2012 and May 6, 2013.
[3]	Purchased October 17, 2012.
[4]	Purchased in two tranches on September 17, 2012 and September 27, 2012.

Subsequent to year-end, Frank Abbott purchased 65,600 shares on August 23, 2013.

African Rainbow Minerals Limited (ARM) currently holds 14.6% of Harmony’s shares. Patrice Motsepe, Andre Wilkens, Joaquim Chissano and Frank Abbott are directors of ARM.

All production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest, Refer to note 22.

During the financial year ended June 30, 2013 Harmony sold its 100% interest in Evander. Refer to note 14.

	US dollar
Figures in million	2013	2012
Sales and services rendered to related parties
Associates	—	40
Joint ventures	2	2

Total	2	42

Purchases and services acquired from related parties
Associates	—	2

Outstanding balances due by related parties [1]
Associates	2	2
Joint ventures	1	4

Total	3	6

Outstanding balances due to related parties [1]
Associates [2]	2	2

[1]	Included under current receivables and current payables.
[2]	Retained from the consideration for the Pamodzi FS acquisition pending the transfer of rehabilitation trust funds.

Refer to note 21 for detail on the items relating to the loans to associates and provisions raised against these loans.

The outstanding balances from the related parties are not secured and there are no special terms and conditions that apply.

36.	Commitments and contingencies

Commitments and guarantees

	US dollar
Figures in million	2013	2012
Capital expenditure commitments
Contracts for capital expenditure	18	39
Share of joint venture’s contract for capital expenditure	23	24
Authorized by the directors but not contracted for	155	275

Total capital commitments	196	338

This expenditure will be financed from existing resources and, where appropriate, borrowings.

The group is contractually obliged to make the following payments in respect of operating leases for land and buildings:

	US dollar
Figures in million	2013	2012

Within one year	1	—
Between one year and five years	—	—

Total commitments for operating leases	1	—

Contractual obligations in respect of mineral tenement leases amount to US$32.6 million (2012: US$17.2 million). This includes US$30.8 million) (2012: US$16.5 million)) for the MMJV. For details on the group’s finance leases, refer to note 16.

	US dollar
Figures in million	2013	2012

Guarantees [1]
Guarantees and suretyships	2	4
Environmental guarantees [2]	35	47

	37	51

[1]	Guarantees and suretyships of US$1.3 million and environmental guarantees of US$4.1 million relating to the Evander group, which are in the process of being replaced by Pan African or cancelled, have been excluded.
[2]	At June 30, 2013, US$2.6 million (2012: US$3.2 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 18.

Contingent liabilities

Critical accounting estimates and judgements

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

The following contingent liabilities have been identified:

a) On April 18, 2008, Harmony Gold Mining Company Limited was made aware that it had been named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depository Receipts (ADRs) and options with regard to certain of its business practices. Harmony retained legal counsel.

The company reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court’s order approving the settlement. That appeal resulted in the United States Court of Appeals for the Second Circuit affirming the decision of the District Court. The objecting plaintiff has asked the United Stated Supreme Court to review the case and this is pending. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the appeal has been finalized.

b) On March 3, 2011, judgement was handed down in the Constitutional Court, in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited (AGA) regarding litigation in terms of the Occupational Diseases in Mines and Works Act (ODIMWA). The judgement allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. Should anyone bring similar claims against Harmony in future, those claimants would need to prove that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company while in its employ) and the effect (the silicosis) will be an essential part of any case.

On August 23, 2012, Harmony and all its subsidiaries were served with court papers entailing an application by three of its former employees, requesting the South Gauteng High Court to certify a class action. In essence, the applicants want the court to declare them as representing a class of people for purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony.

On January 8, 2013, Harmony and its subsidiaries, alongside other mining companies operating in South Africa (collectively the respondents) were served with another application to certify a class on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by the respondents and who allegedly contracted silicosis and/or other occupational lung diseases. Harmony has filed notices of its intention to oppose both applications and has instructed its attorneys to defend the claims. Following the receipt of the aforesaid application, Harmony was advised that there was a potential overlap between the application of August 23, 2012 and the application of January 8, 2013. After deliberation between the respondents’ attorneys and the applicants’ attorneys, it was resolved that the applicants’ attorneys will consolidate the two applications and serve an amended application which will be considered by the respondents. The respondents are awaiting a consolidated application of the two separate applications to be served.

On May 3, 2013, Harmony received a summons from Richard Spoor Attorneys on behalf of an employee. The plaintiff is claiming R25 million (US$2.5 million) in damages plus interest from Harmony and another mining company. The plaintiff alleges to have contracted silicosis with progressive massive fibrosis during the course of his employment. Harmony’s attorneys are still awaiting certain medical records in the preparation of the case.

At this stage, and in the absence of a court decision on this matter, it is uncertain as to whether the company will incur any costs related to silicosis claims in the near future. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

c) On December 1, 2008, Harmony issued 3,364,675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at US$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint venture partners.

d) The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. The ultimate outcome of the matter cannot presently be determined and no provision for any liability that may result has been made in the financial statements. Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, that is where they become estimable and probable, it could have material impact on the financial statements of the group.

e) Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a Regional Mine Closure Strategy. Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. Therefore there is no contingency arising from these operations. Additional studies have been commissioned at Doornkop and Kusasalethu. In view of the limitation of current information for accurate estimation of a liability, no reliable estimate can be made for these operations.

f) In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of US$7.5 million of potential claims. Rand Uranium is therefore liable for all claims up to US$7.5 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

37.	Subsequent events

There have been no material transactions subsequent to year-end.

38.	Segment report

Accounting policy

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The chief operating decision-maker has been identified as the executive committee.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by a single general manager and management team.

After applying the quantitative thresholds from IFRS 8, the reportable segments were determined as: Kusasalethu, Doornkop, Phakisa, Tshepong, Masimong, Target 1, Bambanani, Joel, Unisel, Target 3, Hidden Valley and Evander (the operation including its surface sources have been classified as held for sale and discontinued operation). All other operating segments have been grouped together under all other surface operations.

When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the operating profit or loss. Therefore, operating profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report

Segment assets consist of mining assets, mining assets under construction and deferred stripping included under property, plant and equipment which can be attributed to the shaft or group of shafts. Current and non-current group assets that are not allocated at a shaft level, form part of the reconciliation to total assets.

A reconciliation of the segment totals to the consolidated financial statements has been included in note 39.

SEGMENT REPORT (US dollar)

	Revenue June 30,			Production cost June 30,			Production profit/(loss) June 30,			Mining assets June 30,			Capital expenditure June 30,			Ounces produced* June 30,			Tons milled* June 30,
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	US$ million			US$ million			US$ million			US$ million			US$ million			oz			t’000

Continuing operations
South Africa
Underground
Kusasalethu	137	299	254	168	185	189	(31)	114	65	344	397	475	48	53	54	88,093	181,105	180,334	784	1,320	1,212
Doornkop	183	165	112	118	111	86	65	54	26	338	394	455	32	38	42	116,738	98,863	80,763	1,112	1,023	792
Phakisa	125	137	79	111	103	68	14	34	11	455	542	637	38	39	53	78,255	81,695	56,649	565	575	427
Tshepong	214	286	287	162	164	168	52	122	119	388	450	530	35	37	39	133,554	169,980	207,950	1,147	1,359	1,481
Masimong	186	174	190	110	109	108	76	65	82	99	119	133	19	27	26	116,256	103,526	137,605	958	1,029	957
Target 1	203	196	140	106	110	103	97	86	37	271	322	362	38	33	42	127,542	116,708	102,111	790	869	805
Bambanani	106	71	132	67	77	118	39	(6)	14	88	115	142	14	34	46	66,970	44,174	98,092	231	217	470
Joel	165	145	65	74	73	60	91	72	5	29	26	27	18	11	11	103,782	85,618	46,586	674	614	448
Unisel	93	86	87	64	64	63	29	22	24	66	44	36	9	9	11	58,289	51,216	62,661	492	434	500
Target 3	84	61	14	58	55	14	26	6	—	46	42	41	16	12	21	52,277	36,106	25,881	355	348	83
Other [1]	—	—	11	—	—	17	—	—	(6)	—	—	63	—	—	—	—	—	8,488	—	—	136
Surface
All other surface operations	172	183	148	117	115	121	55	68	27	26	28	23	28	20	21	110,534	108,412	107,962	11,118	10,281	11,181

Total South Africa	1,668	1,803	1,519	1,155	1,166	1,115	513	637	404	2,150	2,479	2,924	295	313	366	1,052,290	1,077,403	1,115,082	18,226	18,069	18,492

International
Hidden Valley	135	150	140	137	110	103	(2)	40	37	394	682	646	57	38	42	85,007	88,800	100,246	2,033	1,948	1,852

Total international	135	150	140	137	110	103	(2)	40	37	394	682	646	57	38	42	85,007	88,800	100,246	2,033	1,948	1,852

Total continuing operations	1,803	1,953	1,659	1,292	1,276	1,218	511	677	441	2,544	3,161	3,570	352	351	408	1,137,297	1,166,203	1,215,328	20,259	20,017	20,344

Discontinued operations
Evander	102	181	122	63	99	95	39	82	27	—	121	140	16	23	28	62,855	108,317	87,900	430	704	916

Total discontinued operations	102	181	122	63	99	95	39	82	27	—	121	140	16	23	28	62,855	108,317	87,900	430	704	916

Total operations	1,905	2,134	1,781	1,355	1,375	1,313	550	759	468	2,544	3,282	3,710	368	374	436	1,200,152	1,274,520	1,303,228	20,689	20,721	21,260

Reconciliation of the segment information to the consolidated income statements and balance sheets (refer to note 39)	(102)	(181)	(122)	(63)	(99)	(95)				1,686	1,981	2,170

	1,803	1,953	1,659	1,292	1,276	1,218				4,230	5,263	5,880

#	Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$61 million (2012: US$40 million) and also excludes non-operational capital expenditure for 2011 relating to PNG of US$8 million and exploration capitalized of US$6 million
*	Production statistics are unaudited
[1]	Consists of shafts included in the Virginia segment which were placed on care and maintenance during 2011 with the exception of Unisel which has been separately disclosed.

39.	Reconciliation of segment information to consolidated income statements and balance sheets

	US Dollar
Figures in million	2013	2012	2011
Revenue from:
Discontinued operations	102	181	122

Production costs from:
Discontinued operations	(63)	99	95

Reconciliation of production profit to consolidated (loss)/profit before taxation and discontinued operations
Total segment revenue	1,905	2,134	1,781
Total segment production costs	(1,355)	(1,375)	(1,313)

Production profit	550	759	468
Less discontinued operations	(39)	(82)	(27)

	511	677	441
Cost of sales items other than production costs	(539)	(285)	(315)

Amortization and depreciation of mining assets	(215)	(242)	(220)
Amortization and depreciation of other than mining assets	(5)	(5)	(10)
Rehabilitation credit/(expenditure)	2	2	(6)
Care and maintenance cost of restructured shafts	(8)	(11)	(17)
Employment termination and restructuring costs	(5)	(10)	(20)
Share-based payments	(30)	(11)	(18)
(Impairment)/reversal of impairment of assets	(274)	7	(39)
Other	(4)	(15)	15

Gross (loss)/profit	(28)	392	126
Corporate, administration and other expenditure	(53)	(45)	(46)
Social investment expenditure	(14)	(9)	(12)
Exploration expenditure	(76)	(64)	(46)
Profit on sale of property, plant and equipment	16	8	4
Other expenses - net	(40)	(6)	(3)

Operating (loss)/profit	(195)	276	23
Loss from associate	—	—	(7)
Reversal of impairment/(impairment) of investment in associate	—	7	(20)
Impairment of investments	(10)	(19)	—
Net gain on financial instruments	20	11	18
Gain on farm-in option	—	—	38
Investment income	21	12	19
Finance costs	(29)	(37)	(38)

(Loss)/profit before taxation and discontinued operations	(193)	250	33

Reconciliation of total segment assets to consolidated assets includes the following:

	US Dollar
Figures in million	2013	2012	2011
Non-current assets
Property, plant and equipment	743	721	897
Intangible assets	220	268	320
Restricted cash	4	4	5
Restricted investments	206	224	278
Investments in associates	11	—	—
Deferred tax asset	10	59	170
Investments in financial assets	5	18	27
Inventories	6	7	25
Trade and other receivables	—	3	3
Current assets
Inventories	143	121	124
Trade and other receivables	116	152	158
Income and mining taxes	13	14	21
Cash and cash equivalents	209	216	102
Assets of disposal groups classified as held for sale	—	174	40

	1,686	1,981	2,170