Form 20-F/A
period 2013-06-30
HARMONY GOLD MINING CO LTD
filed 2014-03-24
CIK 1023514

As filed with the Securities and Exchange Commission on March 24, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

Harmony Gold Mining Company Limited (“Harmony”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended June 30, 2013 (the “2013 Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2013. The Report of Independent Registered Public Accounting Firm in the Consolidated Financial Statements (the “Report”), as submitted to the SEC by Harmony on page F-2 of the 2013 Form 20-F was erroneously dated October 25, 2012, which precedes the date of the financial statements referenced in the Report. This amendment replaces that Report with the correct version of the Report dated October 25, 2013 and presents Item 8 and Item 18 of the 2013 Form 20-F with the correct version of the Report as page F-2. This amendment does not contain any changes to data and footnotes in the Consolidated Financial Statements of Harmony Gold Mining Company Limited and its consolidated subsidiaries, presented on pages F-3 through F-72 of the 2013 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the 2013 Form 20-F or reflect any events that have occurred after the filing of the 2013 Form 20-F.

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

SIGNATURE

Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F/A and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Frank Abbott
Frank Abbott
Chief Financial Officer

Date: March 24, 2014

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

October 25, 2013

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