Form 20-F
period 2014-06-30
HARMONY GOLD MINING CO LTD
filed 2014-10-23
CIK 1023514

As filed with the Securities and Exchange Commission on October 23, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

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

RANDFONTEIN, SOUTH AFRICA, 1759

(Address of principal executive offices)

Riana Bisschoff, Group Company Secretary

tel: +27 11 411 6020, riana.bisschoff@harmony.co.za, fax: +27 (0) 11 696 9734,

Randfontein Office Park, CNR Ward Avenue and Main Reef Road, Randfontein, South Africa, 1759

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

435,825,447 ordinary shares, with nominal value of Rand 50 cents per share

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

This annual report contains information concerning our gold reserves. While this annual report has been prepared in accordance with the regulations contained in Securities and Exchange Commission Guide 7, it is based on assumptions which may prove to be incorrect. See Item 3. “Key Information — Risk Factors — Estimations of Harmony’s gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.”

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. We have explained some of these terms in the Glossary of Mining Terms included at the end of this annual report. This glossary may assist you in understanding these terms.

PRESENTATION OF FINANCIAL INFORMATION

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This annual report includes our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. All financial information, except as otherwise noted, is stated in accordance with IFRS.

In this annual report, we also present “cash costs”, “cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce”, which are non-GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, cost of sales or any other measure of financial performance presented in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP Measures”.

We have included the US dollar equivalent amounts of certain information and transactions in Rand, Kina and A$. Unless otherwise stated, we have translated: (i) balance sheet items at the closing rate as reported by Reuters on the last business day of the period (R10.61 per US$1.00 as at June 30, 2014 and R9.98 per US$1.00 as at June 30, 2013), (ii) acquisitions, disposals and specific items such as impairments at the rate prevailing at the dates applicable to such transactions and (iii) income statement items at the average rate for the year (R10.35 per US$1.00 for fiscal 2014, R8.82 per US$1.00 for fiscal 2013 and R7.77 per US$1.00 for fiscal 2012). Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013). Capital expenditures for fiscal 2015 have been translated at the rates used for balance sheet items at June 30, 2014. By including these US dollar equivalents in this annual report, we are not representing that the Rand, Kina and A$ amounts actually represent the US dollar amounts, as the case may be, or that these amounts could be converted at the rates indicated. For further information, see Item 3. “Key Information — Exchange Rates”.

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

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We are a South African company and the majority of our operations are located in our home country. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements are prepared in accordance with IFRS. This annual report includes our consolidated financial statements prepared in accordance with IFRS, translated into US dollars. The selected historical consolidated income statement and balance sheet data for the last five fiscal years are, unless otherwise noted, stated in accordance with IFRS, and has been extracted from the more detailed information and financial statements prepared in accordance with IFRS, including our audited consolidated financial statements as of June 30, 2014 and 2013 and for each of the years in the three years ended June 30, 2014 and the related notes, which appear elsewhere in this annual report. The historical financial data at June 30, 2013 and 2012 and for each of the two years ended June 30, 2013 have been adjusted for the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (discussed below). The historical consolidated financial data at June 30, 2011 and 2010, and for each of the years in the two years ended June 30, 2011, have been adjusted for discontinued operations (discussed below).

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) which became effective for periods beginning on or after January 1, 2013 clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. Harmony has applied IFRIC 20 on a prospective basis from July 1, 2011 in compliance with the transitional requirements of IFRIC 20. See note 2.6 of the consolidated financial statements and Item 5. “Operating and Financial Review and Prospects – Recent Accounting Pronouncements”.

Discontinued operations for the periods below include the Evander operations in South Africa, as well as our Mount Magnet operations in Australia. The assets and liabilities of the Evander operation were classified as held for sale in fiscal 2012 following the signing of a sale of shares and claims agreement with Pan African Resources plc (“Pan African”). The results of this operation have been presented as a discontinued operation. In fiscal 2010, Australia’s Mount Magnet operations were classified as held for sale and the results of the Mount Magnet operation presented as discontinued operations when an agreement for its disposal to Ramelius Resources Limited (“Ramelius”) was concluded. The reclassifications in respect of discontinued operations were done in terms of IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations. See note 13 of the consolidated financial statements and Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Discontinued operations —Evander “.

	Fiscal year ended June 30,
	2014	2013 (1)	2012 (1)	2011	2010
	($ in millions, except per share amounts, cash costs per ounce and all-in sustaining costs per ounce)
Income Statement Data
Revenue	1,515	1,803	1,953	1,659	1,351
(Impairment)/reversal of impairment of assets	(135)	(274)	7	(39)	34
Operating (loss)/profit	(146)	(193)	271	23	47
(Loss)/profit from associates	(10)	—	—	(7)	7
(Loss)/profit from continuing operations before taxation	(145)	(191)	245	33	49
Taxation	27	(69)	16	55	(30)
(Loss)/profit from continuing operations	(118)	(260)	261	88	19
Profit/(loss) from discontinued operations	—	36	75	(2)	(43)
Net (loss)/profit	(118)	(224)	336	86	(24)
Basic (loss)/earnings per share from continuing operations (US cents)	(27)	(60)	60	21	4
Diluted (loss)/earnings per share from continuing operations (US cents)	(27)	(60)	60	21	4
Basic (loss)/earnings per share (US cents)	(27)	(52)	78	20	(6)

	Fiscal year ended June 30,
	2014	2013 (1)	2012 (1)	2011	2010
	($ in millions, except per share amounts, cash costs per ounce and all-in sustaining costs per ounce)
Diluted (loss)/earnings per share (US cents)	(27)	(52)	78	20	(6)
Weighted average number of shares used in the computation of basic (loss)/earnings per share	433,212,423	431,880,814	430,817,682	429,310,123	426,381,581
Weighted average number of shares used in the computation of diluted (loss)/earnings per share	434,715,373	432,716,622	432,022,229	430,420,068	427,846,547
Dividends per share (US cents)(2)	—	12	14	7	6
Dividends per share (SA cents)(2)	—	100	100	50	50
Other Financial Data
Cash costs per ounce of gold from continuing operations ($/oz)(3)	988	1,146	1,101	1,004	788
Total cash costs per ounce of gold ($/oz)(3)	988	1,137	1,086	1,009	801
All-in sustaining costs per ounce of gold from continuing operations ($/oz)(3)	1,242	1,522	1,431	N/A	N/A
Balance Sheet Data
Assets
Property, plant and equipment	3,116	3,279	3,992	4,607	3,874
Assets of disposal groups classified as held for sale	—	—	174	40	32
Total assets	3,852	4,221	5,250	5,880	5,141
Net assets	2,925	3,229	4,139	4,450	3,828
Equity and liabilities
Share capital	4,035	4,035	4,036	4,033	4,027
Total equity	2,925	3,229	4,139	4,450	3,828
Borrowings (current and non-current)	270	254	221	230	156
Liabilities of disposal groups held for sale	—	—	46	2	18
Other liabilities	657	738	844	1,198	1,139
Total equity and liabilities	3,852	4,221	5,250	5,880	5,141

(1)	The 2013 and 2012 comparative figures have been restated as a result of the adoption of IFRIC 20, see note 2.6 of the consolidated financial statements and Item 5 – Operating and Financial Review and Prospects – Recent Accounting Pronouncements.
(2)	Dividends per share relates to the dividends recorded and paid during the fiscal year.

(3)	Cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures. Cash cost per ounce and all-in sustaining cost per ounce have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce and all-in sustaining costs are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar. Because cash cost per ounce and all-in sustaining cost per ounce are non-GAAP measures, it should therefore not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. The calculation of cash costs, cash costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. For further information, see Item 5. “Operating and Financial Review and Prospects — Costs — Reconciliation of Non-GAAP measures”.

EXCHANGE RATES

Unless otherwise stated, balance sheet item amounts are translated from Rand to US dollars at the exchange rate prevailing on the last business day of the period (R10.61 per US$1.00 as at June 30, 2014), except for acquisitions, disposals and specific items such as impairments that are converted at the exchange rate prevailing on the dates of the transactions and income statement item amounts that are translated from Rand to US dollars at the average exchange rate for the period (R10.35 per US$1.00 for fiscal 2014). During the year, the Rand/dollar closing exchange rate ranged between R9.57 and R11.27 per US$1.00. Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period July 1, 2012 to February 28, 2013).

As of October 16, 2014, the exchange rate per US$1.00 was R11.11.(1)

The following table sets forth, for the past five fiscal years, the average and period end rates for Rand expressed in Rand per US$1.00. The exchange rates are sourced from Reuters, being the closing rate at period end.

Fiscal Year Ended June 30,	Average(2)	Period End(1)
2010	7.58	7.63
2011	6.99	6.78
2012	7.77	8.21
2013	8.82	9.98
2014	10.35	10.61

Month of	High	Low
May 2014	10.51	10.24
June 2014	10.84	10.58
July 2014	10.77	10.50
August 2014	10.76	10.54
September 2014	11.32	10.67
October 2014 (through October 16, 2014)	11.34	11.04

(1)	Based on the interbank rate as reported by Reuters.
(2)	The daily average of the closing rate during the relevant period as reported by Reuters.

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

Substantially all Harmony’s revenues come from the sale of gold. Historically, the market price for gold has fluctuated widely and been affected by numerous factors, over which Harmony has no control, including:

•	demand for gold for industrial uses, jewelry and investment;

•	international or regional political and economic trends;

•	strength or weakness of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations on the rate of inflation;

•	interest rates;

•	speculative activities;

•	forward sales by gold producers;

•	actual or expected purchases and sales of gold bullion held by central banks or other large gold bullion holders or dealers; and

•	production and cost levels for gold in major gold-producing nations, such as South Africa, China, the United States and Australia.

In addition, current demand and supply affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has retained its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions and individuals hold large amounts of gold as a store of value and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price. Uncertainty on global economic conditions has impacted the price of gold significantly in fiscal 2013 and 2014, and may continue to do so in the future.

The volatility of gold prices is illustrated in the table, which shows the annual high, low and average of the afternoon London bullion market fixing price of gold in US dollars for the past ten years:

Annual gold price: 2004 – 2014

	Price per ounce (US$)
Calendar year	High	Low	Average
2004	454	375	410
2005	537	411	445
2006	725	525	604
2007	841	608	695
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,225
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014 (year to October 16, 2014)	1,385	1,196	1,284

On October 16, 2014, the afternoon fixing price of gold on the London bullion market was US$1,238/oz.

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

Harmony’s average cash costs per ounce of gold produced from continuing operations was US$988 in fiscal 2014, US$1,146 in fiscal 2013 and US$1,101 in fiscal 2012. Harmony’s average all-in sustaining cost per ounce of gold sold was US$1,242 in fiscal 2014, US$1,522 in fiscal 2013 and US$1,431 in fiscal 2012.

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

Coupled with the volatility of commodity prices as well as the rising trend of input costs, such factors could result in initiatives relating to strategic alignment, portfolio review, restructuring and cost-cutting, temporary or permanent shutdowns and divestments.

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

Competition with other mining companies and individuals for specialized equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets also impact existing operations and potential new developments. Competitors may have greater financial resources, operational experience and technical capabilities – all which could negatively affect the anticipated costs and economic returns.

Harmony currently maintains a range of focused exploration programs, concentrating mainly on a number of prospective known gold mineralized areas in Papua New Guinea (“PNG”). During fiscal 2013 and fiscal 2014, the bulk of exploration expenditure was allocated to activities in PNG. However, there is no assurance that any future development projects will extend the life of our existing mining operations or result in any new commercial mining operations.

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

Infrastructure constraints and ageing infrastructure could adversely affect Harmony’s operations

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to the company’s business operations and affect capital and operating costs. These infrastructures and services are often provided by third parties whose operational activities are outside the control of the company.

Once a shaft or a processing plant has reached the end of its intended lifespan, higher than normal maintenance and care is required. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance – which forms part of Harmony’s comprehensive maintenance strategy. Although the aforementioned is in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have an adverse effect on Harmony’s operating results and financial condition.

Fluctuations in input production prices linked to commodities may adversely affect Harmony’s operational results and financial condition.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagent, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and capital expenditure of a mining company. Harmony has no control over the costs of these consumables, many of which are linked to some degree to the price of oil and steel.

Fluctuations in oil and steel prices have a significant impact on operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

The supply of electricity and increases in the cost of power may adversely affect the results of our operations and our financial condition.

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

As a result of Eskom’s planned capital expansion program to deal with power constraints, an average annual tariff increase of 8% for the five-year multi-year price determination period has been approved by the National Energy Regulator South Africa (“NERSA”). The first increase was implemented on 1 April 2013. The South African Government is planning to implement a carbon tax with effect from 2016 as confirmed in the most recent budget speech given by the President of South Africa and whilst details on the determination of quantum are not available, increases will have a negative impact on our results of operations going forward.

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

At least on an annual basis for goodwill, and when there are indications that impairment of property, plant and equipment and other assets may have occurred, estimates of expected future cash flows for each group of assets are prepared in order to determine the recoverable amounts of each group of assets. These estimates are prepared at the lowest level at which identifiable cash flows are considered as being independent of the cash flows of other mining assets and liabilities. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditures.

As at June 30, 2014, Harmony had substantial amounts of property, plant and equipment, goodwill and other assets on its consolidated balance sheets. Impairment charges relating to property, plant and equipment, goodwill and other assets were recorded in fiscal 2014 and if any one or a combination of these uncertainties should occur, management may be required to recognize further impairment charges, which could affect Harmony’s financial results and condition. See Item 5. “Operating and Financial Review and Prospects – Critical Accounting Estimates – Impairment of Property, Plant and Equipment” and Item 5. “Operating and Financial Review and Prospect – Critical Accounting Estimates – Carrying value of Goodwill.”

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

The business of gold mining involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with underground mining include:

•	rock bursts;

•	seismic events;

•	underground fires;

•	cave-ins or fall-of-ground;

•	discharges of gases and toxic chemicals;

•	release of radioactive hazards;

•	flooding;

•	mining of pillars (integrity of shaft support structures may be compromised and cause increased seismicity);

•	processing plant fire and explosion;

•	critical equipment failures;

•	accidents; and

•	other conditions resulting from drilling, blasting and the removal and processing of material from a deep-level mine.

Hazards associated with opencast mining (also known as open-pit mining) include:

•	flooding of the open-pit;

•	collapse of open-pit walls;

•	processing plant fire and explosion;

•	accidents associated with operating large open-pit and rock transportation equipment; and

•	accidents associated with preparing and igniting of large-scale open-pit blasting operations.

Hazards associated with waste-rock mining include:

•	accidents associated with operating a waste dump and rock transportation;

•	production disruptions caused by weather;

•	processing plant fire and explosion; and

•	critical equipment failures.

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

See Item 4. “Information on the Company — Regulation — Health and Safety Matters”.

Illegal mining, or criminal mining, as well as theft of gold and copper bearing material at our operations could pose a threat to the safety of employees, result in damage to property and could expose the company to liability.

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism could lead to disruptions at certain of Harmony’s operations.

The activities of illegal and artisanal miners, which include theft and shrinkage, could cause damage to Harmony’s properties, including pollution, underground fires, or personal injury or death, for which Harmony could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic.

Rising gold and copper prices may result in an increase in gold and copper thefts. The occurrence of any of these events could have a material adverse effect on Harmony’s financial condition or results of operations.

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

Harmony’s operations have been materially affected by inflation. Inflation in South Africa has fluctuated widely in recent years, reaching 11.6% at the end of fiscal 2008 before decreasing within the inflation range of 3% - 6% set by the South African Reserve Bank. At the end of fiscal 2013 and fiscal 2014, inflation was 5.5% and 6.6%, respectively. However, working costs, especially wages, have increased in recent years, resulting in significant cost pressures for the mining industry. In addition, electricity prices rose by 25% in fiscal 2010 and fiscal 2011, 16% in fiscal 2012 and 9.6% in 2013. A further average annual increase of 8% was affected in fiscal 2014. This will have a negative effect on the profitability of our operations. There is a risk that the tariffs might, next year, increase even more than the previous few years.

The inflation rate in PNG ended fiscal 2012 at 6.9% and 2013 at 7.5%, while the annualized inflation stood at 6% at the end of fiscal 2014.

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

In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The policies and legislation being reviewed are the Mining Act 1992, Mining Safety Act 1997, Mineral Policy and sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy. The Chamber of Mines and Petroleum of PNG, as the representative industry body, has been collating information from industry participants regarding the review of current legislation and policy as part of the response to the governments mining legislation review. Harmony is represented on the Chamber’s sub-committee and is actively participating in discussions.

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

Harmony’s ability to service its debt will depend on its future financial performance

Harmony’s financial performance will be affected by its operating performance as well as by financial and other factors, and in particular the gold price, certain of which are beyond the control of the company. Whilst we maintain low levels of debt, various financial and other factors may result in an increase in Harmony’s indebtedness, which could adversely affect the company in several respects, including:

•	limiting its ability to access the capital markets;

•	hindering its flexibility to plan for or react to changing market, industry or economic conditions;

•	limiting the amount of cash flow available for future operations, acquisitions, dividends, or other uses;

•	making it more vulnerable to economic or industry downturns, including interest rate increases;

•	increasing the risk that it will need to sell assets, possibly on unfavorable terms, to meet payment obligations; or

•	increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments.

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

Despite a history of constructive engagement with labor unions, there are periods when various stakeholders are unable to agree on dispute resolution processes. Disruptive activities on the part of labor, which normally differ in intensity, then become unavoidable. Due to the high level of union membership among our employees, we are at risk of production stoppages for indefinite periods due to strikes and other disputes, especially wildcat strikes. During fiscal 2013, Harmony’s Kusasalethu operation was severely affected by unlawful strike action, which had a significant impact on our financial results. During September 2013, there was a four day strike relating to the wage negotiations. We are not able to predict whether we will experience significant labor disputes in future, or what the financial impact of any such disputes may be. See Item 4. “Information on the Company – Business – Harmony’s Mining Operations – Kusasalethu” and Item 6. “Employees”. South African employment law sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between us and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. See Item 6. “Directors, Senior Management and Employees — Employees”.

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

HIV/AIDS poses risks to us in terms of productivity due to sick absenteeism as a result of tuberculosis co-infection and costs.

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

Harmony’s operations in South Africa are subject to health and safety regulations which could impose significant cost burdens. The present Mine Health and Safety Act 29 of 1996 imposes various duties on mines and grants the authorities broad powers to, among others, close unsafe mines and order corrective action on health and safety matters. Operations in PNG are subject to the following laws and regulations: PNG Mining Act 1992, PNG Mining Safety Act 1997, PNG Mining Safety Regulation 1935 (updated 2006) and PNG Environment Act 2000.

There is a risk that the cost of providing health services and implementing various programs could increase in future, depending on changes to underlying legislation and the profile of its employees. This increased cost, should it transpire, is currently indeterminate.

The Occupational Diseases in Mines and Works Act 78 of 1973 (“ODIMWA”) governs the payment of compensation and medical costs for certain illnesses contracted by people employed in mines or at sites where activities ancillary to mining are conducted. The principles of compensation under ODIMWA were tested in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case. The Constitutional Court held that the compensation Mr Mankayi received under the ODIMWA was inferior to the compensation one would receive under the Compensation for Occupational Injuries and Diseases Act 130 of 1993. As a result, the Constitutional Court decided that an employee, who was awarded compensation in terms of ODIMWA, is not precluded from claiming common law damages from an employer. Following a decision by the Constitutional Court, applications were filed at the South African High Court for a certification of a class of current and former employees who suffer from silicosis against a number of current and former gold mining companies in South Africa, including Harmony. Please see Item 8. “Financial Information — Legal Proceedings” for further information. Once the class had been certified, the onus will still rest upon the plaintiff to provide evidence that the Company was negligent in causing his ailment. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation. Should Harmony be unsuccessful in defending any claims that may be lodged, it would have an adverse impact on the Company’s financial condition.

Laws governing mineral rights affect our business.

Our operations in South Africa and PNG are subject to legislation regulating mineral rights and mining those rights. Certain of the company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on Harmony’s ability to develop or operate its mining interests.

In South Africa, we are governed by the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) (“MPRDA”) and in PNG by the Mining Act of 1992 (PNG). See Item 4. “Information on the Company — Regulation — South Africa” for a description of the principal objectives set out in the MPRDA.

A draft Mineral and Petroleum Resources Development Amendment Bill, 2012 was published in December 2012 for comment. On March 12, 2014 the bill was approved by the National Assembly and is awaiting the President of South Africa’s approval. As a result of the uncertainties surrounding the bill, many changes are expected and we cannot yet determine the full impact that the draft bill may have on our business.

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

The Mining Charter was signed by government and stakeholders in October 2002, and contains principles relating to the transfer, over a ten-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs as defined in the Mining Charter. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a scorecard, in which the levels of compliance with the objectives of the Mining Charter can be “ticked off” after every year. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production (beneficiation), in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resources and skills development; employment equity; procurement and beneficiation. In addition, the Mining Charter addresses socio-economic issues, such as migrant labor, mine community and rural development and housing and living conditions.

Following a review of progress made by the mining industry after the first five years of implementing the provisions of the Mining Charter, the Department of Mineral Resources (“DMR”) released the Revised Mining Charter on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a minimum of 26% HDSA ownership of mining assets by 2014 has been retained. Amendments in the Revised Mining Charter include, inter alia, the requirement by mining companies to:

•	facilitate local beneficiation of mineral commodities;

•	procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will exclude non-discretionary procurement expenditure;

•	achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level;

•	invest up to 5% of annual payroll in essential skills development activities; and

•	implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.

All these targets must be achieved by the end of calendar 2014.

Mining Charter reports have been compiled and submitted with the DMR and the Chamber of Mines of South Africa for Harmony and its subsidiaries’ (“Harmony Group”) South African operations and for each Mining Right. The reports cover the period January 2013 to December 2013. Areas highlighted where targets might not be achieved by December 31, 2014 were: procurement (services spend target) and housing and living conditions (one person per room target). Management is engaging with the DMR in this regard.

See Item 6. “Directors, Senior Management and Employees – Employees – South Africa – HDSAs in management” and Item 6. “Directors, Senior Management and Employees – Employees – South Africa – Women in mining”.

In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter, and must submit annual compliance reports to the DMR. The revised scorecard makes provision for a phased-in approach for compliance with the above targets for the period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights. Harmony obtained all of its licenses four years ago and has no reason to believe that our mining licenses will be cancelled or suspended. Harmony will incur costs in meeting its obligations under the Revised Mining Charter and Scorecard.

The MPRDA also makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008) (the “MPRRA”). The MPRRA provides for the payment of a royalty according to a formula based on gross sales and EBIT, as defined under the MPRRA, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold mining companies. For fiscal 2014, the average royalty rate for our South African operations was 0.79% of gross sales.

Mineral rights in PNG are controlled by the government of PNG which initially awards exploration licenses but retains a statutory right, at any time prior to the commencement of mining, to obtain a participating interest of up to 30% in mining development projects at historical cost. The government then administers mining tenements under the relevant mining legislation, and mining companies must pay royalties to the government based on production. The types of tenements issued include: exploration license; mining lease; special mining lease; alluvial mining lease; lease for mining purpose; and mining easement.

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

Harmony’s PNG operations are also subject to various laws and regulations relating to protection of the environment, which are similar in scope to those of South Africa. The Environment Act 2000 governs the environmental permitting and regulatory aspects of mining projects. An environmental impact statement is required when projects are likely to have a significant adverse impact on the environment. This statement must be lodged with the Department of Environmental Conservation where, for large projects, it may be forwarded to Environment Council for review. Public consultation is an integral part of this review.

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

These businesses are under pressure to demonstrate that while they seek a satisfactory return on investment for shareholders, other stakeholders including employees, communities surrounding the operations and the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

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

The Minister of Water and Environmental Affairs (now called “the Minister of Environmental Affairs”) noted that government would actively consult with industry on developing carbon budgets to identify an “optimal combination” of mitigation actions to strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations.

In February 2013, the South African finance minister announced that a carbon tax would be implemented in the 2015 financial year. The proposal is to implement the tax at a fairly low level, and define a rising price path over time – at this stage, a carbon tax of US$16/t (South African R120/t) of CO2e for 40% of scope 1 emissions is expected in 2015, increasing annually by 10% during the first phase (January 1, 2015 to December 31, 2019) followed by Phase 2 of another five years. Implementation of Carbon Tax has been delayed to 2016 confirmed in the 2014 budget speech recently given by the President of South Africa. This was done in order to align the design of the carbon tax to the desired emissions reductions outcomes being developed by the Department of Environmental Affairs. Following extensive public consultation on the proposed tax during 2013, a number of adjustments to the policy proposal would also be made, and this includes, amongst others, using some of the revenue generated from the carbon tax to fund energy efficiency tax incentive scheme.

The South African National Treasury has established a working group comprising a number of different industries to evaluate the impact of this proposed tax on the different sectors of industry. Harmony is participating in this initiative through the Chamber of Mines of South Africa.

Certain of our current mines have a life expectancy of up to 25 years, by which time GHG regulations are expected to be a permanent feature of the global economy. Future climate change regulation will therefore need to be considered for all Harmony’s extensions and acquisitions. All new greenfields and brownfields projects are required by company policy to consider the impact of climate change in their design and planning.

While Harmony is not conceptually opposed to using financial instruments as incentives in reducing emissions, we are concerned about the potential impact on the industry’s competitiveness. We are working with both the industry task team on climate change and the Chamber of Mines of South Africa to understand the implications for our business and optimal mechanisms to further promote emission reduction.

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

The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to 13% of Harmony’s cash costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 - 0.035 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa or PNG, which could result in a significant increase in our costs.

See Item 4. “Information on the Company — Regulation — Environmental Matters” for disclosure regarding our GHG emissions.

Our operations in South Africa are subject to water use licenses, which could impose significant costs.

Under South African law, Harmony’s local operations are subject to water use licenses that govern each operation’s water use. These licenses require, among other issues, that mining operations achieve and maintain certain water quality limits for all water discharges, where these apply. The majority of our South African operations are lawful users with existing water permits in terms of the Water Act of 1954. Nevertheless, the South African operations have applied to the relevant regional directors for water use licenses in terms of the National Water Act, 1998. Submissions were made as early as 2003 and Harmony has been working closely with the regional directors in the review process. A few operations have been issued with draft licenses for review and iteration.

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

There is a possibility of the South African National Treasury instituting an environmental levy for the management of acid mine drainage (“AMD”) in future.

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

Harmony has initiated analytical assessments to identify, quantify and mitigate impacts, should they arise. Numerous scientific, technical and legal studies are under way to assist in determining the magnitude of possible contamination of groundwater and to find sustainable remediation solutions. Geohydrological studies were undertaken in the Free State and Kalgold operations and the modeling confirms that there is no risk of AMD decant from any of these sites. Harmony has instituted processes to reduce possible future potential seepage and it has been demonstrated that monitored natural attenuation by the existing environment will contribute to improvement in some instance. The ultimate outcome of the matter cannot presently be determined and no provision for any potential liability has been made in the financial statements. Should these costs be significant, this could have a material impact on Harmony’s operational results and financial condition.

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

Laws, regulations and standards relating to accounting, corporate governance and public disclosure, “conflict minerals” and “responsible” gold, new SEC regulations and other listing regulations applicable to us are subject to change and can create uncertainty for companies like us. New or changed laws, regulations and standards could lack specificity or be subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty on compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In terms of Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. The report in this annual report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. The requirement to evaluate and report on our internal controls also applies to companies that we may acquire and therefore, this assessment may be complicated by any future acquisitions. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our stock price. See Item 15. “Disclosure Controls and Procedures” for management assessment as of June 30, 2014. In addition to management’s assessment of internal controls over financial reporting, we are required to have our independent registered public accounting firm publicly disclose their conclusions regarding the effectiveness of Harmony’s internal controls over financial reporting.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses.

Failure to comply with laws, regulations, standards, contractual obligations whether following a breach or breaches in governance processes or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits, negative effects on our reported financial results, and adversely affect our reputation.

Harmony operates in multiple jurisdictions, including those with less developed political and regulatory environments, and within numerous and complex frameworks. Our governance and compliance processes may not prevent potential breaches of law, accounting principles or other governance practices.

Harmony’s Code of Ethics, among other policies, standards and guidance, and training thereon may not prevent instances of unethical or unlawful behavior, including bribery or corruption, nor guarantee compliance with legal and regulatory requirements, and breaches may not be detected by management.

Sanctions for failure by the company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, imprisonment of officers, litigation, and loss of operating licenses or permits, suspensions of operations, negative effects on Harmony’s reported financial results and may damage the company’s reputation. Such sanctions could have a material adverse impact on the company’s financial condition and results of operations.

Investors may face liquidity risk in trading our ordinary shares on the JSE Limited.

The primary listing of our ordinary shares is on the JSE Limited. Historically, the trading volumes and liquidity of shares listed on the JSE have been low relative to other major markets. The ability of a holder to sell a substantial number of our ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See Item 9. “The Offer and Listing—The Securities Exchange in South Africa.”

Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is a perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings it makes of ordinary shares, ADSs or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings of additional ADS rights, letters of allocation or similar securities from time to time in the future.

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Harmony.

Securities laws of certain jurisdictions may restrict Harmony’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Harmony. In particular, holders of Harmony securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Harmony unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder. Securities laws of certain other jurisdictions may also restrict Harmony’s ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Harmony. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Harmony securities.

As we have a significant number of outstanding share options, our ordinary shares are subject to dilution.

We have several employee share option schemes in operation. The employee share option schemes came into effect in 2003 and 2006, while awards under an employee share ownership plan (“ESOP”) governed by a trust called the Tlhakanelo Employee Share Trust (“Tlhakanelo Trust”) for employees other than management were made in August 2012 and in March of each subsequent year. Shares were issued to the trust on August 31, 2012. Our shareholders have authorized up to 60,011,669 of the issued share capital to be used for these plans. As a result, shareholders’ equity interests in us are subject to dilution to the extent of the potential future exercises of the options through share schemes.

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

On April 1, 2012, a dividends tax (“Dividends Tax”) was introduced at a rate of 15% on dividends declared by South African companies to beneficial shareholders borne by the shareholder receiving the dividend. This replaced Secondary Tax on Companies. Although the substitution of Secondary Tax on Companies with Dividends Tax may reduce the tax payable on our South African operations, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by shareholders.

In addition, Harmony’s foreign shareholders face investment risk from currency exchange rate fluctuations affecting the market value of any dividends or distributions paid by the company.

The use of contractors at certain of the company’s operations may expose Harmony to delays or suspensions in mining activities and increases in mining costs.

Harmony uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment.

Harmony’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties, or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of operations and financial condition.

In addition, Harmony’s reduced control over those aspects of operations which are the responsibility of contractors, their failure to comply with applicable legal, human rights and regulatory requirements, or their inability to manage their workforce or provide high quality services or a high level of productivity could adversely affect Harmony’s reputation, results of operations and financial condition, and may result in the company incurring liability to third parties due to the actions of contractors.

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

BUSINESS

History and Development of the Company

Harmony is a gold-mining and exploration company with operations in South Africa and PNG, one of the world’s premier new gold regions. Established over six decades ago, we are one of the largest gold mining producers in the world and the third-largest gold producer in South Africa. At June 30, 2014 Harmony has 10 underground mines, one open-pit mine and several surface operations, mostly in South Africa’s world-renowned Witwatersrand Basin, as well as in the Kraaipan Greenstone Belt. In PNG, Harmony has a 50% joint operation with Newcrest Mining Limited in the Hidden Valley open-pit gold and silver mine, the Wafi-Golpu project, and several exploration tenements as well as holding exploration tenements in its own right (100% owned). The PNG exploration portfolio focuses principally on the Papuan Fold Belt and is highly prospective for large scale porphyry related gold and copper-gold deposits.

Our gold sales were 1.17 million ounces of gold in fiscal 2014. As at June 30, 2014, our mining operations reported total proved and probable reserves of 49.46 million ounces (including gold equivalent ounces), primarily from South African sources. In fiscal 2014, we processed 20.7 million tons of ore.

In fiscal 2014, 91% of our total gold production took place in South Africa. In fiscal 2014, approximately 83% of our total gold came from our South African underground mines, and approximately 8% came from our South African surface operations (which include the Kalgold opencast operation and the Phoenix operation). For more detailed information about our activities, see Item 4. “Information on the Company — Business — Harmony’s Mining Operations — Overview” and the notes to the consolidated financial statements included in this annual report. Mining is a highly regulated industry, and we operate under a variety of statutes and regulations. For more detailed information about these statutes and regulations, see Item 4. “Information on the Company — Regulation” and Item 10. “Additional Information — Memorandum of Incorporation”.

The majority of our exploration and evaluation done during fiscal 2014 has been focused on PNG. Our PNG exploration and evaluation opportunities are managed through the international office in Brisbane, Australia. Exploration in South Africa focused on Kalgold.

Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on August 25, 1950 (under registration number 1950/038232/06). We have expanded from a single lease-bound mining operation into an independent, world-class gold producer. From 1997 to 2004, we acquired additional mineral rights in the Free State, Mpumalanga, Gauteng and North West provinces in South Africa through various mergers and acquisitions. In our most recent transaction in fiscal 2010, we acquired the President Steyn 1 and 2 shafts, Loraine 3 shaft, Freddies 7 and 9 shafts as well as the President Steyn gold plant, collectively known as the Pamodzi Free State assets, from Pamodzi Gold Free State (Proprietary) Limited (In Liquidation) (“Pamodzi FS”). These shafts have been included in the Bambanani and Target operations. In building our international portfolio, we acquired Hill 50 and New Hampton in Western Australia in 2001 and 2002, respectively, and started our exploration portfolio in PNG with projects in the Morobe Province originally through our acquisition of Abelle in 2003. We disposed of our Australian mining operations during fiscal 2010 and 2011. In the past three years, we disposed of operations and investments in South Africa. See Item 4. “Disposals”.

Our principal executive offices are located at Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1760, South Africa and the telephone number at this location is +27-11-411-2000.

Business overview

South African Operations

In South Africa, we operate a total of 10 underground operations, several surface operations including an opencast mine, and eight processing plants which are all located in the currently known goldfields in the Witwatersrand basin of South Africa as well as the Kraaipan Greenstone Belt. These operations produced approximately 1.066 million ounces in fiscal 2014, and South Africa represented approximately 57% (or 27.9 million ounces) of our total proved and probable reserves. The deep level gold mines are located in three provinces in this basin, being the Free State Province, the North-West Province and the West Rand Goldfields in Gauteng Province. Surface operations are located in all these provinces.

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

Operations are classified as “Underground” or “Surface” with the reportable segments per IFRS in South Africa being as follows:

•	Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target 1, Target 3 (subsequent to June 30, 2014 Harmony announced its intention to place the Target 3 operation on care and maintenance), Tshepong and the Unisel operations (the Evander operation (sold in February 2013) has been disclosed under discontinued operations); and

•	all other surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Surface”.

International Operations

Our interests internationally are currently located in PNG and represent approximately 43% (or 21.51 million gold equivalent ounces) of our total proved and probable reserves as at June 30, 2014.

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

In August 2008, Newcrest Mining Limited (“Newcrest”) acquired a 30.01% interest in our assets and tenements in the Morobe Province through the MMJV. By the end of fiscal 2009, Newcrest had earned an additional 19.99% in terms of the farm-in agreement, resulting in Newcrest and us each owning a 50% interest in the MMJV. Through the MMJV, we operate the Hidden Valley mine. A pre-feasibility study (“PFS”) at Wafi-Golpu which commenced during fiscal 2011 has been completed and the results released in August 2012. Further work is currently being performed to optimize the PFS business case in light of changes to long-term commodity prices and changes in investor expectations. We also have several exploration projects that are wholly-owned, held through Harmony Gold (PNG) Exploration Limited (“HGEL”) although Harmony’s greenfield tenement holdings were rationalized significantly in fiscal 2014. We are continuing with exploration at two key project sites, being Tari and Magavara.

Strategy

Below is an illustration of how we plan to deliver on our strategy – a scorecard against which our performance can be measured in future.

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

During fiscal 2012, we acquired a Tari tenement in PNG. This project comprises 45% of the tenement area that Harmony currently holds on its own in PNG, outside of the MMJV.

Disposals

During fiscal 2014, Harmony and Sibanye Gold Limited (“Sibanye”) entered into an agreement whereby Joel mine exchanged two portions of its mining right for two portions of Sibanye’s Beatrix mine’s mining right, and acquired two additional mining right portions from Beatrix (sale portions). The transaction was completed in May 2014. The purchase consideration of the sale portions acquired by Joel is payable as a royalty of 3% on gold revenue generated from these two portions.

On April 14, 2014, Harmony disposed of its investment in Witwatersrand Consolidated Gold Resources Limited (“Wits Gold”) to Sibanye Gold Limited (“Sibanye”) for a consideration of US$5 million. The investment in Wits Gold had been accounted for as an available-for-sale financial asset.

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

We conduct exploration activities on our own or with joint venture partners. As at June 30, 2014, our prospecting interest measured 55,854 hectares (138,013 acres) in South Africa and 318,250 hectares (786,413 acres) in PNG. We spent US$44 million on exploration in PNG and South Africa in fiscal 2014. In fiscal 2015, we intend to continue with exploration in PNG and South Africa. See Item 4 – “Information on the Company – Business – International Mining Operations – Exploration in PNG”.

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

In most of our metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the CIL or CIP processes. The gold on the carbon is extracted into a solution using an elution process. The gold in solution is then either precipitated using zinc precipitation (only taking place at one of our plants) or it is plated onto the cathodes (electrowinning). Rough gold bars (“dore”) are produced from smelting the zinc or cathode sludge. Cathode sludge or dore bars produced are currently sent directly to Rand Refinery, which is responsible for refining the bars and/or cathode sludge to a minimum good delivery status. Most of the South African plants no longer use smelting to produce dore. Our one South African zinc precipitation plant continues to smelt precipitate to produce rough gold bars.

All the production from our South African operations is sent to Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. Harmony holds 10.38% of Rand Refinery. The PNG gold production is refined in Australia at an independent refiner, The Perth Mint Australia.

Harmony’s Management Structure

We have a de-centralized management structure that is based on small, empowered management teams led by General Managers at each of our operations. In South Africa, the General Managers report to the Regional General Managers (three who carry responsibility for various mines), and are responsible for business optimization, mineral reserve optimization, and for developing a business culture at the operations. They also focus on long-term viability and growth of the operations. The Regional General Managers, in turn, report to the Chief Operating Officer. The General Managers are supported by an Ore Reserve Manager, a Financial Manager, a Human Resources Manager, an Engineering Manager and an Operations Committee (“OPSCO”) in ensuring the growth and long-term sustainability of the operations.

The Morobe Mining Joint Venture consists of three unincorporated joint ventures (Hidden Valley Joint Venture (“HVJV”), Wafi-Golpu Joint Venture (“WGJV”) and Morobe Exploration Joint Venture (“MEJV”), which are owned 50/50 by respective Harmony and Newcrest 100% owned subsidiaries (“owners”)).

The Joint Ventures are managed by an Operating Committee (“OPCO”) appointed by the respective owners. The OPCO is responsible for the supervision of each of the three Joint Ventures, and implementation of the owners’ policy and strategy. The members act as owner representatives within the unincorporated joint ventures.

Three legal operator entities (“operator co.”), Hidden Valley Services Limited, Wafi-Golpu Services Limited and Morobe Exploration Services Limited have been established and appointed as operator of / agent for the respective unincorporated joint ventures (HVJV, WGJV and MEJV). Shareholding is held equally by the owners who appoint a board of directors (“board”) for each operator co.

The operator entity appoints an Operational Steering Committee, Chief Executive Officer and General Managers who are responsible for implementation of the operating plan as approved by the OPCO as well as making recommendation to the OPCO for growth and sustainability. The General Managers report to the Chief Executive Officer and he reports to the Committee. The General Managers are supported by functional managers.

Capital Expenditures

Capital expenditures for all operations incurred for fiscal 2014 amounted to US$244 million, compared with US$429 million in fiscal 2013 and US$414 million in fiscal 2012. During fiscal 2014, capital expenditure at PNG accounted for 5% of the total, with Kusasalethu accounting for 20% and Phakisa and Target 1 each accounting for 14% and 11% respectively of the total. During fiscal 2013, capital expenditure at PNG accounted for 28% of the total, with Kusasalethu accounting for 11% and Phakisa and Target 1 each accounting for 9% of the total. During fiscal 2012, capital expenditure in PNG accounted for 19% of the total, with Kusasalethu accounting for 13% while Doornkop and Phakisa accounted for 9% each. Capital development also took place at the Tshepong Sub 71 Decline. Revenue capitalized amounted to US$1.9 million for Steyn 2 and US$0 million for Target 3. Steyn 2 reached commercial levels of production at the end of September 2011.

The focus of our capital expenditures in recent years has been underground development and plant improvement and upgrades. Construction at these projects has been completed in certain areas, and production, if not yet at full capacity, has started from these areas at all our current growth projects. Capital will still be expended at these projects in the next three years to complete construction. During fiscal 2014, the capital expenditure was funded from the Company’s cash reserves, as well as by the loan facilities (see Item 5. “Operating and financial review and prospects – Liquidity and capital resources”).

We have budgeted approximately US$282 million for capital expenditures in fiscal 2015. Details regarding the capital expenditures for each operation are found in the individual mine sections under Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations and new borrowings as needed.

Reserves

As at June 30, 2014, we have declared attributable gold equivalent proved and probable reserves of 49.46 million ounces: 27.9 million ounces gold in South Africa and 21.51 million gold and gold equivalent ounces in PNG. In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent of a gold and copper deposit would be calculated as follows: ((gold ounces x gold price per ounce) + (copper pounds x copper price per pound)) / gold price per ounce. All calculations are done using metal prices as stipulated in the discussion below. Harmony assumes a 100% metallurgical recovery in its calculations unless otherwise stated. The year-on-year negative variance in mineral reserves is due to the following reasons:

•	normal depletion of 1.3 million ounces;

•	change in surface sources; and

•	a 2.0 million ounces decrease of reserves due to the exclusion of the Phakisa decline project and a minor increase in surface sources in South Africa.

We use the SAMREC Code, which sets out the internationally recognized procedures and standards for reporting of mineral resources and mineral reserves. We use the term “mineral reserves” herein, which has the same meaning as “ore reserves”, as defined in the SAMREC Code. Our reporting of the PNG Mineral Reserves complies with the 2012 JORC code. This code is materially the same as the SAMREC Code. In reporting of reserves, we have complied with Industry Guide 7 of the US Securities and Exchange Commission.

For the reporting of Mineral Reserves at our South African and PNG operations, the following parameters were applied:

•	a gold price of US$1,300 per ounce;

•	an exchange rate of R10.17 per US dollar,

the above parameters resulting in a gold price of R425,000/kg;

•	the Hidden Valley Operations and Wafi-Golpu project in the Morobe Mining Joint Venture used prices of US$1 250/oz gold (“Au”), US$21/oz silver (“Ag”), US$15/lb molybdenum (“Mo”) and US$3.10/lb copper (“Cu”) at an exchange rate of A$0.90 per US$;

•	gold equivalent ounces are calculated assuming a US$1400/oz Au, US$ 3.10/lb Cu and US$23.00/oz Ag with 100% recovery for all metals. These assumptions are based on those used in the 2012 pre-feasibility study; and

•	‘gold equivalent’ is computed as the value of the company’s gold, silver and copper from all mineral resources/reserves classifications divided by the price of gold. All calculations are done using metal prices as stipulated.

In order to define the proved and probable mineral reserve at our underground operations, we apply the concept of a cut-off grade. At our underground operations in South Africa, this is done by defining the optimal cut-off grade as the lowest grade at which an orebody can be mined such that the total profits, under a specified set of mining parameters, are maximized. The cut-off grade is determined using our Optimizer computer program which requires the following as input:

•	the database of measured and indicated resource blocks (per operation);

•	an assumed gold price which, for this mineral reserve statement, was taken as R425,000 per kilogram (gold price of US$1,300 per ounce and an exchange rate of R10.17 per US dollar);

•	planned production rates;

•	the mine recovery factor which is equivalent to the mine call factor (“MCF”) multiplied by the plant recovery factor; and

•	planned cash costs (cost per tonne).

Rand per tonne cash costs of the mines are historically based, but take into account distinct changes in the cost environment, such as the future production profile, restructuring, right-sizing, and cost reduction initiatives.

For the block cave reserve at Golpu (PNG), we used our consultants’ proprietary tool called “Block Cave mine optimizing software computer program” to define the optimal mine plan and sequencing.

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

The PNG resources are hosted in large porphyry or related mesothermal geological systems. Data is gained through diamond drilling using PQ down to NQ sized core. The core is cut in half, one half sampled at a maximum of 2 meter intervals and the other half stored in designated core storage facilities. Drill spacing at our Hidden Valley operations is typically on less than 20 meter centers for measured category, 20 to 40 meter centers for the Indicated category and greater than 40 meters for Inferred category material. Due to the nature of the Golpu porphyry mineralization, drill spacing is increased to 100 to 200 meters for indicated and greater for inferred. Assaying for gold is by fire assay and various methods are used for copper and other elements. All assays informing the resource calculation are analyzed at a National Association of Testing Authorities (“NATA”) accredited commercial laboratory. Extensive Quality Assurance/Quality Control work is undertaken and data is stored in an electronic database.

Our mining operations’ reported total proved and probable reserves as of June 30, 2014 are set out below:

	Mineral Reserves statement (Imperial) as at June 30, 2014
OPERATIONS GOLD	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)
South Africa Underground
Bambanani	2.1	0.301	647	—	—	—	2.1	0.301	647
Joel	2.6	0.153	403	4.8	0.171	822	7.4	0.165	1,225
Masimong	5.4	0.131	710	1.9	0.128	237	7.3	0.130	947
Phakisa	3.9	0.179	701	4.4	0.224	993	8.3	0.203	1,694
Target 1	5.5	0.123	672	6.3	0.158	1,008	11.8	0.142	1,680
Target 3(3)	2.7	0.174	471	4.7	0.147	684	7.4	0.157	1,155
Tshepong	22.6	0.162	3,676	2.8	0.156	419	25.4	0.162	4,095
Unisel	1.8	0.125	223	0.7	0.117	84	2.5	0.123	307
Doornkop	2.9	0.147	420	5.5	0.163	899	8.4	0.158	1,319
Kusasalethu	10.4	0.198	2,055	28.9	0.165	4,778	39.3	0.174	6,833
Total South Africa Underground	59.9	0.166	9,978	60.0	0.166	9,924	119.9	0.166	19,902

	Mineral Reserves statement (Imperial) as at June 30, 2014
OPERATIONS GOLD	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)	Tons (millions)	Grade (oz/ton)	Gold oz(1) (000)
South Africa Surface
Kalgold	7.7	0.026	203	11.5	0.030	341	19.2	0.028	544
Free State Surface—Phoenix	105.0	0.008	873	—	—	—	105.0	0.008	873
Other	285.3	0.008	2,227	659.3	0.007	4,398	944.6	0.007	6,625
Total South Africa Surface	398.0	0.008	3,303	670.8	0.007	4,739	1,068.8	0.008	8,042
Total South Africa	457.9		13,281	730.8		14,663	1,188.7		27,944
Papua New Guinea(2)
Hidden Valley	1.2	0.033	40	28.1	0.051	1,430	29.3	0.050	1,470
Hamata	0.0	0.028	1	1.8	0.066	117	1.8	0.065	118
Golpu	—	—	—	248.0	0.025	6,194	248.0	0.025	6,194
Total Papua New Guinea	1.2	0.033	41	277.8	0.028	7,741	279.1	0.028	7,782
GRAND TOTAL	459.1		13,322	1,008.7		22,404	1,467.8		35,726

(1)	Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
(2)	Represents Harmony’s attributable interest of 50%.
(3)	Subsequent to June 30, 2014, Harmony announced its intention to place the Target 3 operation on care and maintenance.

Note: 1 ton = 907 kg = 2,000 lbs

In addition to the gold reserves, we also report our gold equivalents for reserves for silver and copper from our PNG operations. Gold equivalent ounces are calculated assuming a US$1,400/oz for gold, US$3.10/lb copper and US$23.00/oz for silver with 100% recovery for all metals.

Gold Equivalents (2)

SILVER	PROVED RESERVES		PROBABLE RESERVES		TOTAL RESERVES
	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)
Hidden Valley	1.2	11	28	456	29.2	467

COPPER	PROVED RESERVES		PROBABLE RESERVES		TOTAL RESERVES
	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)	Tons (millions)	Gold Equivalents (oz)(1) (000)
Golpu	—	—	248.0	13,265	248.0	13,265
Total Gold Equivalents	1.2	11	276.1	13,720	277.3	13,731

Total Harmony including gold equivalents	459.1	13,333	1,008.7	36,124	1,467.8	49,457

In addition to the gold reserves, we also report our attributable reserves for silver and copper from our PNG operations. Metal prices are assumed at US$23.00/oz for silver, US$3.10/lb for copper, and molybdenum at US$15/lb.

Papua New Guinea: Other (2)

SILVER	PROVED RESERVES			PROBABLE RESERVES			TOTAL RESERVES
	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)	Tons (millions)	Grade (oz/ton)	Silver oz(1) (000)
Hidden Valley	1.2	0.553	662	28	0.966	27,080	29.2	0.949	27,742
Golpu	—	—	—	248.0	0.040	9,864	248.0	0.040	9,864

COPPER	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)
Golpu	—	—	—	248.0	1.096	5,992	248.0	1.096	5,992

MOLYBDENUM	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)	Tons (millions)	Grade (%)	Cu lb(1) (millions)
Golpu	—	—	—	248.0	0.162	40	248.0	0.162	40

(1)	Metal figures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tons and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
(2)	Represents Harmony’s attributable interest of 50%.

Note: 1 ton = 907 kg = 2,000 lbs

Our methodology for determining our reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above in this section. Cost per tonne and cut-off grade per operation are as follows.

OPERATIONS GOLD	UNDERGROUND OPERATIONS		SURFACE AND MASSIVE MINING
	Cut-off grade (cmg/t)	Cut-off cost (R/Tonne)	Cut-off grade (g/t)	Cut-off cost (R/Tonne)
South Africa Underground
Bambanani	1,420	2,105	—	—
Joel	800	1,573	—	—
Masimong	903	1,485	—	—
Phakisa	790	1,716	—	—
Target 1	—	—	3.40	1,630
Target 3	850	1,700	—	—
Tshepong	650	1,619	—	—
Unisel	1,115	1,645	—	—
Doornkop	650	1,392	—	—
Kusasalethu	736	1,532	—	—
South Africa Surface
Kalgold	—	—	0.54	186
Free State Surface	—	—	0.162	34

	Cut-off % Cu	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
Papua New Guinea
Hidden Valley	—	—	0.900	20.4
Hamata	—	—	0.830	20.4
Golpu	0.2	22.0	—	—

OPERATIONS GOLD	UNDERGROUND OPERATIONS		SURFACE AND MASSIVE MINING
	Cut-off grade (cmg/t)	Cut-off cost (R/Tonne)	Cut-off grade (g/t)	Cut-off cost (R/Tonne)
	Cut-off % Cu	Cut-off cost (A$/Tonne)	Cut-off grade (g/t)	Cut-off cost (A$/Tonne)
SILVER
Papua New Guinea
Hidden Valley	—	—	0.860	20.4
COPPER
Papua New Guinea
Golpu	0.2	22.0	—	—

Notes on Cut-off:

1)	Surface and massive mining are stated in g/t (g/t is grams of metal per tonne of ore).

2)	All SA underground operations are stated in cmg/t (cmg/t is the Reef Channel width multiplied by the g/t which indicates the gold content within the Reef Channel).

Notes on Cut-off cost:

Cut-off cost refers to the cost in R/Tonne or A$/Tonne to mine and process a tonne of ore.

Notes on Copper:

Cut-off is stated in % Cu.

Notes on Golpu:

Cut-off is based on 0.2% copper; molybdenum and gold mined as by-product.

Worldwide Operations

Description of Property

The following is a map of our worldwide operations:

LOCALITY MAP OF HARMONY’S OPERATIONS AND PROJECTS: JUNE 30, 2014

Our operational mining areas in South Africa are set forth below:

	Hectares	Acres
Doornkop (includes Doornkop extension)	4,352	10,754
Kusasalethu (includes Buffelsdoorn extension)	7,023	17,354
Free State (includes Masimong and Virginia operations)	21,235	52,471
Tshepong and Phakisa	10,799	26,684
Bambanani	2,356	5,822
Joel	2,356	5,822
St Helena	5,856	14,470
Kalgold	615	1,520
Target 1 (includes Loraine 1 and 2)	7,952	19,649
Target 3 (includes Loraine 3, 7 & 9)	3,085	7,623
Steyn 1 & 2	1,888	4,665
Total	67,517	166,834

In PNG, we hold tenements as set forth below:

	Hectares	Acres
PNG (50%—JV Interest)	205,700	508,296
PNG 100%	112,550	278,117
Total International Operations	318,250	786,413
TOTAL	385,767	953,247

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

Harmony’s Mining Operations

Overview

In South Africa, we conduct underground mining at 10 operations at June 30, 2014:

•	Bambanani (includes Steyn 2 Shaft from February 2010 until closure in March 2014);

•	Doornkop;

•	Joel;

•	Kusasalethu;

•	Masimong;

•	Phakisa;

•	Target 1

•	Target 3 (previously Loraine 3) (subsequent to June 30, 2014, Harmony announced its intention to place the Target 3 operation on care and maintenance);

•	Tshepong; and

•	Unisel.

We conduct surface mining at four sites (all included in “Other — Surface”):

•	Free State (comprises Phoenix and other retreatment projects);

•	Freegold;

•	Kalgold; and

•	Target.

Surface mining conducted at the South African operations other than Kalgold involves recovering gold from areas previously involved in mining and processing, such as metallurgical plants, waste rock dumps and tailings dams (slimes and sand). We are conducting studies to determine the feasibility of further retreatment projects in the Free State, including uranium extraction.

The Evander operation was sold on February 28, 2013. Since the decision was made to sell the Evander operation in January 2012, it was treated as a discontinued operation from that time until the transaction was concluded.

Internationally, we conduct mining activities in PNG at the Hidden Valley mine, which is a joint operation, known as the Morobe Mining Joint Venture, between Harmony and Newcrest in which we each have a 50% interest.

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

We have translated the Rand amount budgeted for capital expenditures in fiscal 2015 into US dollars using the closing rate at the balance sheet date.

South African Mining Operations

Unless indicated otherwise, the discussions below are for continuing operations.

HARMONY’S SOUTH AFRICAN OPERATIONS: JUNE 30, 2014:

Underground

Bambanani

Introduction: Harmony acquired Bambanani in January 2002 with the Freegold operations from AngloGold Ashanti Limited (“Anglogold”) through a 50% joint venture with African Rainbow Minerals Gold Limited (“ARMGold”). In September 2003, Harmony acquired 100% of these operations when ARMGold became a wholly-owned subsidiary. During February 2010, Harmony acquired President Steyn 1 & 2 Shafts in the transaction with Pamodzi FS and these shafts have been incorporated into Bambanani. During March 2014, it was decided not to continue with mining at Steyn 2 due to safety concerns. The operations are located in the Free State Province and production from these operations is processed through Harmony 1 Plant.

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

Bambanani, near Welkom, has three surface shafts (Bambanani East, Steyn 2 and West). Mining is conducted at depths ranging from 1,911 and 2,234 meters. Activities at the mine focus on the Basal Reef and are limited to shaft pillar extraction. The primary mining challenges at these operations are seismic risks, ventilation and fire avoidance. Bambanani is classified as a seismically active operation with seismic activity monitoring systems installed to do active seismic risk evaluation.

In the first quarter of fiscal 2012, we decided to halt mining in the sub-shaft after Bambanani had struggled to meet production targets and curb costs for a number of quarters. As such, mining activities moved from deeper operating areas to accelerated development of the shaft pillar. Bambanani is on track to continue mining the shaft pillar for around seven years until fiscal 2021, improving both the productivity and profitability of this mine. The Steyn 2 operations were terminated in March 2014 as seismicity threatened the safety of underground workers and caused major damage to mining infrastructure. The mine’s closure came six months earlier than originally planned and was finalized by the end of fiscal 2014. Normal production would have ceased in October 2014. The ore from the Bambanani shaft pillar extraction is currently hoisted at East Shaft, but will eventually be hoisted at West Shaft once the decline shaft project is completed by end February 2015.

The shaft pillar was established through a series of up-dip wide raise panels, resulting in the establishment of four mini long walls on the northern side of the shaft pillar, and breast mining in a southerly direction in a pre-determined sequence is in progress. Some mining is done in the center of the pillar as well. Backfill is used as primary support in the pillar to mitigate seismic events, with support in the face area enhanced by in-stope steel netting. A detailed seismic risk assessment was completed for the shaft pillar by the Institute of Mine Seismology of Stellenbosch, and some re-design work is under way to further mitigate identified risks. Reef development has been halted, in line with the mine plan, and all capital development has been finalized in fiscal 2014.

Grades improved from 0.290 ounces/ton in fiscal 2013 to 0.363 ounces/ton in fiscal 2014. The increase in grade resulted in an increase in ounces produced of 43%. The increased ounces produced resulted in a decrease in the cash cost per ounce measure.

Due to additional work that was required for preparing the shaft pillar, there was a temporary increase in contractor labor crews working in the decline.

During fiscal 2014, Bambanani accounted for 8% (6% in 2013 and 3% in 2012) of our total gold production.

Safety: One seismic related fatality was recorded at Bambanani during fiscal 2014 (fiscal 2013: nil) and the lost time injury frequency rate (“LTIFR”) was reported as 8.66 per million hours worked (fiscal 2013: 6.88). This is a 21% regression year on year. Bambanani recorded 2.02 million fall-of-ground fatality-free shifts during fiscal 2014 before the fatality and 6.11 million rail-bound equipment fatality-free shifts for the 2014 fiscal year.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Bambanani	2014	2013	2012
Production
Tons (‘000)	263	231	217
Recovered grade (ounces/ton)(1)	0.363	0.290	0.198
Gold produced (ounces)(1)	95,424	66,970	44,174
Gold sold (ounces)(1)	95,165	66,359	43,982
Results of operations ($)
Product sales (‘000)	123,534	105,705	70,748
Cash cost (‘000)	(65,433)	(68,648)	(76,870)
Inventory movement (‘000)	(322)	1,684	(41)

Production profit/(loss) (‘000)	57,779	38,741	(6,163)

Cash costs
Per ounce of gold produced ($)	686	1,025	1,787
All-in sustaining cost
Per ounce of gold sold ($)	797	1,025	2,221
Capex (‘000) ($)(1)	12,241	13,514	34,255

(1)	During fiscal 2012, 1,157 ounces were produced by Steyn 2 prior to it being considered to be in production. The revenue amounting to US$1.9 million has been credited against capital expenditure as the shaft was not considered to be in commercial production yet. The cost of these ounces has not been included in the cash cost per ounce amount. The calculation of grade also excludes these ounces.

Tons milled at Bambanani increased to 263,000 in fiscal 2014, compared with 231,000 in fiscal 2013, and the recovered grade increased from 0.290 ounces/ton in fiscal 2013 to 0.363 ounces/ton in fiscal 2014, in line with the planned build-up in the shaft pillar. Ounces produced increased from 66,970 in fiscal 2013 to 95,424 in fiscal 2014. The average tons milled in fiscal 2014 was 21,917 tons per month, compared with 19,250 tons per month for fiscal 2013.

Revenue received increased from US$105.7 million in fiscal 2013 to US$123.5 million in fiscal 2014, mainly as a result of the increase in ounces produced and the recovered grade. Cash costs per ounce for Bambanani were US$686 in fiscal 2014, compared with US$1,025 in fiscal 2013. The cash costs per ounce decreased by 33% in fiscal 2014 compared with fiscal 2013, primarily due to the increase in ounces produced following the mining activity moving into the shaft pillar area in fiscal 2013.

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

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 2.1 million tons (imperial) (0.65 million ounces) will be sufficient for Bambanani to maintain underground production until approximately 2021. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Bambanani incurred approximately US$12.3 million in capital expenditure in fiscal 2014, primarily to extract the shaft pillar. The planned expenditure for fiscal 2015 is US$8.04 million, mainly to finish the construction in the decline and electrical work so that the decline can be commissioned.

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

Nearly the entire upper Witwatersrand section is present in the lease area and therefore all the major zones are present, though due to the distance of the area from the primary source of gold, the number of economic bands and their payability is limited. Eight of the well-known reefs are present in the area, but only the South Reef is considered viable at this stage. The Kimberley Reef is contained in the Vlakfontein Member of the Westonaria Formation. The South Reef is approximately 900 meters below the current Kimberley Reef mined out areas, and approximately 60 meters above the Main Reef horizon. The hanging wall to the South Reef consists of siliceous quartzite with non-persistent bands of “blue-shot” grit and thin argillite partings. The footwall to the South Reef is a light colored and fairly siliceous quartzite. Secondary conglomerate bands and stringers in the hanging wall and footwall of the South Reef may contain sporadic gold values. The general strike of the reef is east-west, with a dip from 10 to 20 degrees. The orebody at Doornkop has a strike length of 4km and a width of 4km from west to east.

Mining Operations: These operations are subject to the underground mining risks detailed in the Risk Factors section.

Doornkop uses only narrow-reef conventional mining. Due to the shallow to moderate depths of the operations, seismicity and high rock stress related problems are infrequent. There is a risk of subterranean water and/or gas intersections in some areas of the mines. However, this risk is mitigated by active and continuous management and monitoring, which includes the drilling of boreholes in advance of faces. Where water and/or gas are indicated in the drilling, appropriate preventative action is taken. The hoisting capacity of the Doornkop shaft is 185,000 tons per month.

The Doornkop South Reef Project was announced on January 22, 2003. The project involved the deepening of the Doornkop main shaft to 1,973 meters to access the South Reef between 1,650 and 2,000 meters below surface, and includes development towards these mining areas. The current approved estimated final capital cost is US$174.9 million with US$171.6 million spent as at June 30, 2014. The project was mostly completed as per the current project scope by June 2014. A proposed, revised scope to include the 207 level and 212 level capital developments into the South Reef project will extend the duration of the project and increase the estimated final capital cost. The remaining work will then be for ventilation, where it is expected that the raise bore hole and required fan installations will be completed by December 2015.

The decrease in year on year production at Doornkop is mainly the result of the accident in the quarter ending March 31, 2014 and the closure of the Kimberley reef section of the mine in December 2013. The effect of the accident could also be seen in the development meters. Development decreased by 33% or 4,179 meters from the previous year. Progress of the

6.1 meter diameter ventilation raise bore hole was hugely affected by the fire in February 2014. The access to the project area was affected and continuation of drilling work was dependent on opening up and re-establishment of infrastructure on 192 level. Drilling commenced during the first quarter of fiscal 2015.

As more mining takes place on the South Reef, the level of confidence on the geology of this reef improves. The exploration program at Doornkop is ongoing and will continue by means of development and exploration drilling. Year on year, the South Reef reserve included in the life-of-mine increased by 21%. The South Reef production is planned to build up, and is expected to increase to 17,000 m2 in fiscal 2016. Full production is expected to be achieved in fiscal 2020.

An ongoing drive on safety on rail bound equipment continued during fiscal 2014. The locomotive management system was completed on 202 level. Safe behavior of employees is addressed with the Masephepheni project which is currently in its third phase. The installation of skip arrestors in shaft bottom was affected by the accidents during the 2014 fiscal year. Preparation work is currently in progress and the installation is now expected to be completed by the end of the second quarter of fiscal 2015.

During fiscal 2014, Doornkop accounted for 7% (10% in fiscal 2013 and 8% in fiscal 2012) of our total gold production.

Safety: Doornkop had a poor safety year with eleven fatalities recorded in fiscal 2014 (fiscal 2013: nil). The LTIFR regressed to 9.06 (fiscal 2013: 5.30) per million hours worked. On the positive side, the mine achieved 7.226 million fall-of-ground fatality-free shifts by the end of fiscal 2014.

Plant: The ore from the operation is sent to Doornkop Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Doornkop Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Doornkop	2014	2013	2012
Production
Tons (‘000)	812	1,112	1,023
Recovered grade (ounces/ton)	0.103	0.105	0.097
Gold produced (ounces)	83,687	116,738	98,863
Gold sold (ounces)	84,653	114,135	98,027
Results of operations ($)
Product sales (‘000)	108,803	183,066	165,271
Cash cost (‘000)	(105,775)	(122,121)	(112,936)
Inventory movement (‘000)	(313)	3,977	1,920

Production profit (‘000)	2,715	64,922	54,255

Cash costs
Per ounce of gold produced ($)	1,264	1,046	1,142
All-in sustaining cost
Per ounce of gold sold ($)	1,574	1,343	1,429
Capex (‘000) ($)	22,986	32,354	37,813

Tons milled from Doornkop were 812,000 in fiscal 2014, compared with 1,112,000 in fiscal 2013. Recovered grade decreased from 0.105 ounces per ton in fiscal 2013 to 0.103 in fiscal 2014. These decreases were mainly due to the production stoppages in the Kimberley Reef (production stopped as it was not economically viable) and the South Reef which was severely affected by the incident occurring in February 2014. South Reef production crews were re-deployed to lower grade areas during the re-establishment of the fire affected 192 level. South Reef areas accounted for 71% of total tons mined in fiscal 2014, up from 64% in fiscal 2013. Ounces produced decreased from 116,738 in fiscal 2013 to 83,687 in fiscal 2014, reflecting the losses after the incident and the suspension of the mining of the Kimberley Reef. The average tons milled in fiscal 2014 was 67,675 tons per month, compared with 92,667 tons per month in fiscal 2013.

Revenue received decreased from US$183.1 million in fiscal 2013 to US$108.8 million in fiscal 2014 mainly as a result of the decrease in ounces produced and the lower gold price received. Cash costs per ounce were 21% higher at US$1,264/oz. With a 28% decrease in ounces produced, increases in cost for labor and electricity could not be mitigated.

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

On a simplistic basis, assuming no additional resources are identified, at expected production levels, it is foreseen that: the reported proved and probable mineral reserve of 8.4 million tons (1.319 million ounces) will be sufficient for the Doornkop shaft to maintain production until approximately fiscal 2032. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred US$23.0 million in capital expenditure in fiscal 2014 at Doornkop, primarily for ongoing capital development (68%), other shaft and plant capital (17%) and the South Reef project (15%). The planned capital expenditure for fiscal 2015 is US$23.3 million, mainly for ongoing capital development, the South Reef project and other shaft and plant capital.

Joel

Introduction: Joel is located in the Free State Province, on the south-western edge of the Witwatersrand basin. The mine comprises of two shafts, North and South shafts. The ore is processed at the Joel plant, which was re-commissioned in November 2009.

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

The complex nature of the reef, with multiple pulses of detrital influx and scouring non-deposition on paleotopographic highs and the mixing between the Beatrix, Beatrix-VS5 Composite Reef and Beatrix-VS5-Aandenk, has resulted in a highly irregular distribution of gold throughout the mining area. There are broad low and high-grade zones on the scale of hundreds of meters, which are considered likely to be repeated within the reef environment beyond the limits of the current development, however, the detailed grade distribution within these zones remains very unpredictable.

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

Scattered mining takes place on the Beatrix Reef, down to a depth of some 1,400 meters. Upgrading of the infrastructure at North Shaft is currently in progress. The upgrade was accelerated as of March 2014 after a shaft flooding incident that was experienced in February and March 2014. The rock hoisting capacity at Joel is 48,000 tons per month. The upgrade currently in process will increase the capacity to just above 52,000 tons per month.

While production at Joel has progressively moved to the deeper portions of the mine, some 1,400 meters below surface, the North Shaft, which accesses these areas, was never fully equipped for this and adjustments to the shaft spillage arrangements are now being made retrospectively. The modifications being made include:

•	changing the winder from sinking to production mode;

•	installing larger aluminium skip, expected to be completed by the end of October 2014;

•	ensuring that emergency egress is available, completion of the ladder installation to be done by June 2015;

•	raise boring the lift shaft from 121 to 129 level, starting in November 2014 and completed by December 2014; and

•	improving cleaning arrangements at the shaft bottom by installing a canopy by the end of December 2014 with cleaning commencing in January 2015.

To ensure production targets are met, plans are in place to ensure the operability of North Shaft through a planned maintenance program to minimize breakdowns, maintain blast advances and assess the feasibility of mining below 129 level. A feasibility study on mining 137 level and testing the upside potential of 145 level was completed by the end of June 30, 2011. The project was approved and began in the last quarter of fiscal 2012. During fiscal 2013, the decline project to 137 level started well, reflecting good progress with development meters. The decline progress was hampered in fiscal 2014 by flooding as well as equipping delays by the contractor. The contractor was subsequently replaced by mine employees who are now tasked with completing the project. Managing the shaft and project schedules is critical for Joel, given its limited shaft flexibility.

Engineering issues during the third quarter of fiscal 2014 lead to a decrease in production performance for fiscal 2014 and lower recovered grades had a negative impact on gold recovered. Grade decreased by 19%, with a 10% decrease in volumes milled to 604,000 tons in fiscal 2014 (fiscal 2013: 674,000). This resulted in an overall decrease of 28% in gold ounces produced to 75,072.

During fiscal 2014, Harmony and Sibanye entered into an agreement whereby Joel mine exchanged two portions of its mining right for two portions of Sibanye’s Beatrix mine’s mining right, and acquired two additional mining right portions from Beatrix (sale portions). The transaction was completed in May 2014.

During fiscal 2014, Joel accounted for 6% of our total gold production (9% in fiscal 2013 and 7% in fiscal 2012).

Safety: Regrettably, Joel recorded two fatalities during fiscal 2014 (fiscal 2013: two). The LTIFR rate regressed to 3.25 from 2.42 in fiscal 2013. Joel plant had no lost time-or reportable injury during fiscal 2014.

Plant: The ore from the operation is sent to Joel Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Joel Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Joel	2014	2013	2012
Production
Tons (‘000)	604	674	614
Recovered grade (ounces/ton)	0.124	0.154	0.139
Gold produced (ounces)	75,072	103,782	85,618
Gold sold (ounces)	74,204	102,625	86,132
Results of operations ($)
Product sales (‘000)	96,087	164,584	144,750
Cash cost (‘000)	(66,433)	(75,645)	(71,589)
Inventory movement (‘000)	1,895	1,514	(1,209)

Production profit (‘000)	31,549	90,453	71,952

Cash costs
Per ounce of gold produced ($)	885	729	836
All-in sustaining cost
Per ounce of gold sold ($)	1,019	890	992
Capex (‘000) ($)	13,999	18,100	10,822

Tons milled decreased from 674,000 in fiscal 2013 to 604,000 in fiscal 2014 due to engineering stoppages during the year. Grade decreased by 19% to 0.124 ounces per ton and ounces produced decreased from 103,782 in fiscal 2013 to 75,072 in fiscal 2014. The average tons milled in fiscal 2014 was 45,670 tons per month, compared with 50,929 tons per month in fiscal 2013.

Revenue decreased by 42 % to US$96 million in fiscal 2014, due to the decrease in production performance and the gold price year on year. The annual decrease in cash cost was 12%. Production volumes decreased year on year resulting in lower cash costs. Cash costs per ounce increased by 21% in fiscal 2014, primarily as a result of the decrease in ounces produced.

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

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 7.4 million tons (1.225 million ounces) will maintain Joel’s underground production until approximately the year 2027. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred US$14.0 million in capital expenditures at Joel in fiscal 2014. This was mainly on ongoing capital requirements (US$4.5 million) and the 137 Decline Project (US$7.2 million). Capital budgeted for fiscal 2015 is US$17.5 million, for ongoing capital development, shaft capital and the 137 Decline Project.

Kusasalethu

Introduction: Kusasalethu is located near Carletonville on the Gauteng/North West border in South Africa. The assets and associated liabilities were purchased during fiscal 2001 for approximately R1 billion (US$128.4 million) from Anglogold. Ore from the operation is treated at the Kusasalethu plant.

During October 2012, an interim workers committee organized an illegal strike at the operation. This was resolved following Chamber of Mines of South Africa negotiations. Subsequent to the return to work during November 2012, sporadic incidents of illegal sit-ins and mass meetings occurred threatening the security and safety of the employees and operation. A decision was taken on December 20, 2012 to close Kusasalethu mine indefinitely. On January 7, 2013, Harmony announced that Kusasalethu would be placed on care and maintenance and that a Section 189 process would be initiated. On February 14, 2013 a ground breaking agreement was signed between all stakeholders calling for co-existence and the reopening of the mine. The start-up plan for the mine commenced on February 15, 2013 in a phased process. Despite challenges encountered during fiscal 2014, such as safety stoppages, spillage and flooding of the bottom of the return ventilation shaft and sub-shafts that restricted hoisting, production in fiscal 2014 was almost back to normal.

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

The Kusasalethu mine has the challenge of developing a new mine underneath the original mine after the shaft was deepened to access the deeper part of the VCR orebody. The operation is hampered by the lack of flexibility, and is being addressed in fiscal 2014 to 2017 by increasing the development profile. Due to the operating depths of the Kusasalethu underground operations, ventilation and refrigeration, seismicity and high rock stress are significant risks at the mine. Steps were taken during fiscal 2012 to improve the quality of the pre-conditioning at the stope face and seismic management systems so as to reduce the possibility of face ejection during small, volatile seismic events. Commissioning of 109 and 113 levels bulk air coolers will be completed by December 2014, to ensure ventilation for these levels as it is developing further away from the main shaft. The second escape from 115 to 75 level is in progress, with completion scheduled for the end of October 2014.

A decision to rehabilitate the shaft orepass system after major scaling took place inside these excavations resulted in only one orepass system being available for production. Estimates are that the rehabilitation work, started in February 2011 will be completed by the end of the 2019 calendar year.

The mine was stopped in December 2012 due to labor unrest, and was re-opened in April 2013, but only returned to normal production of around 100 000 tons in June 2013. Currently, 80% of production at Kusasalethu is from production areas below 100 level (the new mine expansion project) and 20% from production areas in the top mine, above 100 level. This ratio is planned to be maintained over the next six years, depending on cut off grades in the areas above 100 level.

In fiscal 2014, Kusasalethu operations accounted for approximately 13% (8% in fiscal 2013 and 14% in fiscal 2012) of Harmony’s total gold production.

Safety: Regrettably, Kusasalethu recorded three fatalities during fiscal 2014 (fiscal 2013: two). The LTIFR deteriorated to 9.56 (fiscal 2013:4.25). The mine achieved 2.7 million fall-of-ground fatality-free shifts and 1.9 million rail-bound equipment fatality-free shifts during the year. The focus on safety and health at Kusasalethu remains a priority. The introduction of a Trigger Action Response Program during fiscal 2014 will focus on improving fall-of-ground accidents and incidents.

Plant: The ore from the operation is sent to Kusasalethu Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Kusasalethu Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Kusasalethu	2014	2013	2012
Production
Tons (‘000)	1,260	784	1,320
Recovered grade (ounces/ton)	0.120	0.112	0.137
Gold produced (ounces)	150,916	88,093	181,105
Gold sold (ounces)	145,673	86,742	178,726
Results of operations ($)
Product sales (‘000)	189,260	137,477	298,671
Cash cost (‘000)	(176,752)	(171,864)	(189,403)
Inventory movement (‘000)	7,432	3,702	4,149

Production profit/(loss) (‘000)	19,940	(30,685)	113,417

Cash costs
Per ounce of gold produced ($)	1,171	1,951	1,046
All-in sustaining cost
Per ounce of gold sold ($)	1,570	2,616	1,349
Capex (‘000) ($)	49,162	47,559	53,486

Tons milled from Kusasalethu increased from 784,000 in fiscal 2013 to 1,260,000 in fiscal 2014 mainly as a result of the mine operating closer to planned levels for fiscal 2014 compared to fiscal 2013 when the mine was affected by labor disruptions and was subsequently closed for 4 months. Ounces produced increased by 71% in fiscal 2014 to 150,916, with a 7% increase in recovered grade. The average tons milled in fiscal 2014 was 105,000 tons per month, compared with 59,228 tons per month in fiscal 2013.

Revenue was 38% higher at US$189.2 million in fiscal 2014, mainly as a result of the mine being back in full production compared to fiscal 2013 which was affected by labor unrest that hampered the production. Cash costs increased by 3% while cash costs per ounce decreased by 40% to US$1,171/oz as a result of the increase in ounces produced. Electricity rates are expected to continue rising by an estimated 8% annually for the next two years.

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

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 39.3 million tons, or 6.8 million ounces, will be sufficient for the Kusasalethu shaft to maintain underground production until approximately calendar year 2040. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred US$49.2 million in capital expenditure at the Kusasalethu operation in fiscal 2014, mainly for ongoing development (59%) and equipment maintenance (39%). Harmony budgeted US$58.9 million, for capital expenditure at the Kusasalethu operation in fiscal 2015, primarily for ongoing development expenditure.

Masimong

Introduction: Masimong is located in the Free State Province, near the town of Welkom. The Masimong complex comprises an operating shaft, 5 Shaft, and a second shaft, 4 Shaft, which, although closed, is used for ventilation, pumping and as a second outlet.

History: Masimong is located in the Free State Goldfield on the south-western edge of the Witwatersrand Basin. The Company purchased the Masimong complex (formerly known as Saaiplaas Shafts 4 and 5) during September 1998.

Geology: Masimong is located in the Free State Goldfield, to the east of the De Bron Fault. The reef mostly dips towards the east at 20 degrees, although Masimong is structurally complex and dips of up to 40 degrees have been measured. The operation exploits the Basal Reef, which varies from a single pebble lag to channels of more than two meters thick (although the thicker channels greater than one meter were only seen on Masimong 4 in the Steyn facies). It is commonly overlain by shale, which thickens northwards and completely disappears again north of the North dyke. Masimong is also mining secondary reefs, most notably the B Reef (140 meters above Basal). The B Reef is a highly channelized orebody. Within the channels, grades are excellent, but this falls away to nothing outside of the channels. Consequently, the operation has undertaken extensive exploration to locate these pay channels.

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

Grade management remains important at Masimong. The channelized nature of the B Reef has led to no significant high grade areas being discovered in the last fiscal year. Basal grade decreased due to the mining that approaches the edges of the known channels in the south western block and lower grades in the newer Southern block of the mining lease. The face grade mined declined by 8% in fiscal 2014 compared to fiscal 2013. Mine call factor declined during the year from 65.43% in fiscal 2013 to 62.57% in fiscal 2014.

The planned compressor move which started during fiscal 2013 will assist in reducing the amount of air lost from the compressor running from Saaiplaas 3 shaft and 4 Shaft. When the project is completed in March 2015, the compressor in the remote shaft can be switched off. Maintenance on the seven kilometer pipe line will then not be necessary and the effectiveness of the compression system will be improved.

In fiscal 2014, Masimong accounted for approximately 7% (10% in fiscal 2013 and 8% in fiscal 2012) of Harmony’s total gold production.

Safety: Regrettably, Masimong recorded two fatal accidents in fiscal 2014 (fiscal 2013: one). The LTIFR deteriorated significantly to 15.80 per million hours worked (fiscal 2013: 7.31).

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Masimong Shaft Complex	2014	2013	2012
Production
Tons (‘000)	739	958	1,029
Recovered grade (ounces/ton)	0.118	0.121	0.101
Gold produced (ounces)	87,385	116,256	103,526
Gold sold (ounces)	87,064	115,679	102,978
Results of operations ($)
Product sales (‘000)	113,129	185,886	173,652
Cash cost (‘000)	(94,532)	(111,653)	(109,402)
Inventory movement (‘000)	(397)	1,169	819

Production profit (‘000)	18,200	75,402	65,069

Cash costs
Per ounce of gold produced ($)	1,082	960	1,057
All-in sustaining cost
Per ounce of gold sold ($)	1,353	1,222	1,408
Capex (‘000) ($)	16,218	19,339	26,771

Tons milled from Masimong decreased by 23% to 739,000 in fiscal 2014, compared with 958,000 in fiscal 2013, primarily due to the decrease in production. Recovered grade decreased to 0.118 ounces per ton in fiscal 2014 from 0.121 ounces per ton in fiscal 2013 as a result of a lower face grade mined year over year, coupled with a lower mine call factor.

Ounces produced decreased by 25% to 87,385 in fiscal 2014, compared with 116,256 in fiscal 2013. Year on year gold production decreased due to a decrease in grade and a decrease in production volume. The average tons milled in fiscal 2014 was 61,590 tons per month, compared with 79,833 tons per month in fiscal 2013.

Revenue decreased from US$185.9 million in fiscal 2013 to US$113.1 million in fiscal 2014. The decrease in ounces sold is a result of the decrease in the recovered grade as well as the lower production volumes and was the main contributor to the decrease in revenue. Cash costs per ounce increased by 13% mainly as a result of the 25% decrease in ounces produced. This was, however, partially offset by the 15% decrease in cash cost. Cash costs per ounce at US$1,082 in fiscal 2014 compared with US$960 in fiscal 2013. These increases were partially offset by a 17% weakening in the R/US$ exchange rate.

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

Revenue increased from US$173.6 million in fiscal 2012 to US$185.9 million in fiscal 2013. The increase in ounces sold as a result of the increase in the recovered grade was the main contributor to the increase in revenue. Cash costs per ounce decreased by 9% mainly as a result of the increase in ounces produced. This was, however, partially offset by the increases in labor costs (the annual labor rate increases between 7.5% and 10%) and the 9.6% increase in electricity tariffs in fiscal 2013. Cash costs per ounce at US$960 in fiscal 2013 compared with US$1,057 in fiscal 2012.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 7.3 million tons (0.947 million ounces) will be sufficient for the Masimong shaft complex to maintain underground production until approximately fiscal 2016. If the grade management process does identify any new high grade areas of the channelized B-reef, production would be sustained until fiscal 2029. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Masimong incurred US$16.2 million in capital expenditures in fiscal 2014, primarily spent on ongoing capital development, the compressor move to 5 Shaft and building a medical hub on-site. We have budgeted a total of US$16.3 million for capital expenditure at Masimong in fiscal 2015, primarily for ongoing capital development, completion of the compressor move and medical hub, as well as an overhead electrical line between 4 Shaft and 5 Shaft.

Phakisa

Introduction: We acquired Phakisa when we, in January 2002, acquired the Freegold operations from Anglogold through a 50% joint venture with ARMGold. In September 2003, we acquired 100% of these operations when ARMGold became a wholly-owned subsidiary. The operation is located in the Free State Province. Production from the operations is processed through Harmony 1 Plant. First production took place during September 2007, with a build-up to full production expected by fiscal 2018 due to capital revisions and re-planning.

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

The shaft depth is currently at 2,427 meters below collar and is building up to a monthly capacity of 70,000 reef tons. Phakisa includes the Nyala shaft, five kilometers away, which is used to hoist rock and as a second escape route. All rock is transported via a rail system on 55 level to the Nyala shaft for hoisting to surface. Phakisa produces 2,400 tons of ice per day, resulting in water temperatures of <14°C which, in turn, improved both ventilation and productivity. The production build-up was affected by the failure of the shaft lining, brattice wall and certain buntons sets within sections of the Freddies no. 3 ventilation shaft during fiscal 2013. The failure resulted in the surface fan at the ventilation shaft having to be stopped and alternative temporary ventilation solutions had to be sought until the rehabilitation was completed. Rehabilitation was completed in fiscal 2014. The build-up of the production profile had been negatively affected by the Freddies no. 3 ventilation shaft failure and has impacted on the initially expected full production steady state of fiscal 2014. With the ventilation fan back in commission, work is progressing well and there is a tangible improvement in the underground working conditions.

Development at Phakisa is starting to access the higher grade blocks to the north of the shaft. The major drive is on developing the area to the north of the shaft as well as the far south in order to access higher-grade zones and move closer to the average reserve grade. Grades will improve further as development progresses towards the north and more reef is exposed in the major north-west to south-east trending Basal Reef payshoot. Grade variability remains a risk. Opening up face length quickly to the north and far south high grade blocks is a challenge but will mitigate the variability of the grade.

During fiscal 2014 year, an impairment US$130.3 million was recognized on Phakisa, resulting from the removal of the decline project from the business plan after the completion of a feasibility study on the proposed decline shaft in fiscal 2014. This resulted in a decrease in the reserves of Phakisa of two million ounces.

The mine received integrated ISO 14001, OHSAS 18000 and ISO 9000 certification during fiscal 2012. Phakisa maintained the certification during fiscal 2014. Re-certification will be done in fiscal 2015.

During fiscal 2014, Phakisa accounted for 8% (7% in fiscal 2013 and 6% in fiscal 2012) of our total gold production.

Safety: The LTIFR for fiscal 2014 was 7.73 per million hours worked (2013: 8.80). Regrettably Phakisa had one fatality during fiscal 2014 (fiscal 2013: one). Phakisa has shown a positive trend reducing LTI injuries. The continuous reduction of rail-bound injuries reflects both internal initiatives and the mine’s success as an implementation site for the related MOSH initiative. Management is also concentrating on reducing fall-of-ground incidents by implementing best-practice standards. Early shift visible felt leadership drives made a profound improvement on the fall-of-ground accident trends, employees were made aware of management’s commitment to reducing these accidents.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Phakisa	2014	2013	2012
Production
Tons (‘000)	636	565	575
Recovered grade (ounces/ton)	0.150	0.139	0.142
Gold produced (ounces)	95,680	78,255	81,695
Gold sold (ounces)	95,263	77,902	81,276
Results of operations ($)
Product sales (‘000)	124,006	124,984	136,953
Cash cost (‘000)	(103,215)	(111,760)	(104,462)
Inventory movement (‘000)	699	411	1,124

Production profit (‘000)	21,490	13,635	33,615

Cash costs
Per ounce of gold produced ($)	1,079	1,428	1,279
All-in sustaining cost
Per ounce of gold sold ($)	1,463	1,937	1,732
Capex (‘000)	34,791	38,252	38,925

Tons milled increased from 565,000 tons in fiscal 2013 to 636,000 tons in fiscal 2014, with ounces produced increasing from 78,255 ounces to 95,680. Grade increased from fiscal 2013 at 0.139 ounces per ton to 0.150 ounces per ton in fiscal 2014. The average tons milled in fiscal 2013 was 47 083 tons per month, compared with 53,000 tons per month in fiscal 2014.

Revenue was 1% lower at US$124 million in fiscal 2014 as a result of a 19% decrease in the gold price received. Cash costs per ounce for Phakisa were US$1,079 per ounce in fiscal 2014, compared with $1,428 per ounce in fiscal 2013. This decrease is primarily attributable to the increase in ounces produced, partially offset by the increases in cost of labor and electricity.

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

Revenue was 9% lower at US$124.9 million in fiscal 2013 as a result of lower production. Cash costs per ounce for Phakisa were US$1,428 per ounce in fiscal 2013, compared with $1,279 per ounce in fiscal 2012. This increase is primarily attributable to the decrease in tons mined, as well as the increase in cost of labor and electricity.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 8.3 million tons (1.69 million ounces) will be sufficient for the Phakisa shaft to maintain production until approximately fiscal 2025. Any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred approximately US$34.8 million in capital expenditures at the Phakisa operations in fiscal 2014, mainly for the expansion project and ongoing development. We have budgeted US$35.2 million for capital expenditures in fiscal 2015, primarily for ongoing capital development, abnormal and shaft capital.

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

Target 1 managed strong results in fiscal 2014 despite the continuation of hampered loadings from the massive stopes caused by large rocks. This was as a result of the high volume of pillars that was being mined in high stress zones left in Block 1 & 2. This also negatively affected the availability of massive stopes which, in turn, affected the mining mix. The average mining grade achieved in the narrow-reef areas was significantly higher than expected during the first three quarters of fiscal 2014, which resulted in above average gold recoveries. This has enabled Target 1 to perform consistently and manage its ore reserves better, which is crucial to the mine’s success.

In fiscal 2014, Target 1 accounted for 12% (11% in fiscal 2013 and 9% in fiscal 2012) of our total gold production.

Safety: Reflecting the concerted effort in recent years to improve safety, Target 1 recorded a fourth consecutive fatality-free year. During fiscal 2014, Target 1 continued on its journey to safety excellence and the LTIFR decreased by 64% to 1.30 per million hours worked (2013: 3.66) as a result of a challenging fourth quarter. The mine also achieved more than 1.9 million fall-of-ground fatality-free shifts as well as 1.9 million fatality-free shifts.

Plant: The ore from the operation is sent to Target Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Target Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Target 1	2014	2013	2012
Production
Tons (‘000)	851	790	869
Recovered grade (ounces/ton)	0.170	0.161	0.134
Gold produced (ounces)	144,453	127,542	116,708
Gold sold (ounces)	144,936	126,191	117,190
Results of operations ($)
Product sales (‘000)	188,157	203,388	196,397
Cash cost (‘000)	(101,350)	(107,398)	(109,651)
Inventory movement (‘000)	(165)	1,177	(380)

Production profit (‘000)	86,642	97,167	86,366

Cash costs
Per ounce of gold produced ($)	702	842	940
All-in sustaining cost
Per ounce of gold sold ($)	939	1,193	1,262
Capex (‘000) ($)	27,960	37,521	33,290

Tonnages milled from Target 1 increased significantly from 790,000 tons in fiscal 2013 to 851,000 tons in fiscal 2014. The unexpected increase of the average mining grades in the narrow-reef areas and continuing focus on clean-up and clean mining resulted in an improved recovery grade, which increased significantly from 0.161 ounces per ton in fiscal 2013 to 0.170 ounces per ton in fiscal 2014. Ounces produced increased by 13% to 144,453 in fiscal 2014, primarily as a result of higher grades achieved in the narrow-reef areas as well as massive stopes that were mined in the remaining pillars of Block 1 & 2. The average tons milled in fiscal 2014 was 70,917 tons per month, compared with 65,833 tons per month in fiscal 2013.

Despite the increase in ounces produced, revenue decreased to US$188.2 million in fiscal 2014 as a result of the lower average gold price. Cash costs per ounce decreased from US$842/oz in fiscal 2013 to US$702/oz in fiscal 2014. This was mainly due to improved production from higher grade in the massive stopes and a reduction in cash costs.

Cash costs for Target 1 were US$101.4 million in fiscal 2014, compared with US$ 107.3 million in fiscal 2013. This decrease was primarily attributed to a decrease in overall engineering maintenance costs on Target 1 compared to fiscal 2013 where unscheduled maintenance on key engineering infrastructure negatively impacted on cash costs.

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

Cash costs for Target 1 were US$107.3 million in fiscal 2013, compared with US$109.6 million in fiscal 2012. This decrease was primarily attributed to a decrease in maintenance costs on Target 1 compared to fiscal 2012 where unscheduled maintenance on load-haul dumpers (“LHDs”) and dump trucks negatively impacted on cash costs.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proved and probable mineral reserves of 11.8 million tons (1.680 million ounces) will be sufficient for Target to maintain underground production until approximately 2027. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Target 1 incurred approximately US$28.0 million in capital expenditures in fiscal 2014, principally for ongoing capital development (US$20.6 million), development of Block 3 (US$0.7 million) and the replacement of production vehicles (US$3.2 million). We have budgeted (US$30.4 million) in fiscal 2015, principally for ongoing capital development and the replacement of production vehicles.

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

Subsequent to year-end, it was decided to place the shaft on care and maintenance. The various processes necessary such as issuing a section 189 certificate have commenced.

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

The gold mineralization currently exploited by Target 3 is contained within the Basal Reef, B Reef, A Reef (Kimberly Formation) and Elsburg Reef, a succession of Elsburg a pebble conglomerate reefs hosted by the Van Heeverrust (Eldorado Formation). Synclinal fold forms the major structural feature and is manifested as an asymmetric syncline whose axis trends N 15° W, with a general plunge of 10—12° north.

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

The Target 3 Shaft orebody has characteristics that suit massive mining techniques in the Eldorados which enable design to be centered on a mechanized operation.

Mining operations: Target 3 is subject to the risks associated with underground mining detailed in the Risk Factors section. The management teams regularly revisit their mining strategy and management procedures in order to minimize risks. The depth of the mine is approximately 2,174 meters and the hoisting capacity increase from 36,000 tons to 64,000 tons after the Barlow winder was commissioned. On the B-Reef, pre-development reef drives are being used to identify high grade zones, similar to the approach employed by Masimong.

Infrastructure improvements and shaft build-up continued during fiscal 2014. The 3C shaft bottom spillage arrangement was addressed during the year which was previously not in place on the sub-shaft. Various other projects were also completed which included the surface and the truck loading structure rebuild, installation of a waste belt from the shaft to the rock dump, refurbishing one of the three ventilation main fans and upgrades on various of the underground substations.

The production plan for the year included 22 production crews, but due to the Basal reef that was inaccessible, there was not enough ground available for 22 crews to mine. This was a result of development that could not take place fast enough or at all due to unfavorable environmental conditions. In January 2014, following a re-planning session, four crews were removed from the Basal reef stoping and the crews were reduced from 22 to 18 crews. This negatively affected the grade as the mining mix was skewed by now having 78% of the gold coming from the secondary reefs and 22% from the high grade Basal Reefs. A project plan was developed to address the challenges around improving the sub-shaft environmental conditions. The project was aimed at installing two complete reclaimed Bambanani East refrigeration plants on level 54 to improve the environmental conditions from levels 60 to 69 in the south block. The project progressed to a stage where the plants were reclaimed from Bambanani and the areas underground were in process of being prepared by the end of fiscal 2014. The new ventilation layout would avail the sub-shaft levels for equipping and construction of the Basal Reef levels on 63, 65, 67 and 69 levels. Limited access development carried on, on levels 63, 65, 67 and 69, with level 60 still being inaccessible due to adverse environmental conditions. In order avail 60 Level for development, the stoping operations on the main shaft would have had to be suspended in order to redirect ventilation towards the 60th level south haulage for re-equipping and subsequent development.

In fiscal 2014, Target 3 accounted for 4% of our total gold production, compared to 5% in fiscal 2013 and 3% in fiscal 2012.

Safety: Reflecting the concerted effort from when Harmony took Target 3 over from Pamodzi in 2010 up to now, Target 3 recorded a fourth consecutive fatality-free year in fiscal 2014. Target 3 achieved 1.5 million fatality-free shifts in fiscal 2014. The LTIFR regressed by 21% from 8.75 (fiscal 2013) to 11.03 (fiscal 2014) per million hours worked.

Plant: The ore from the operation is sent to Target Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Target Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Target 3	2014	2013	2012
Production
Tons (‘000)	331	355	348
Recovered grade (ounces/ton)	0.137	0.147	0.104
Gold produced (ounces)	45,429	52,277	36,106
Gold sold (ounces)	45,301	51,859	36,298
Results of operations ($)
Product sales (‘000)	58,788	83,573	60,799
Cash cost (‘000)	(53,856)	(58,343)	(54,980)
Inventory movement (‘000)	60	708	(143)

Production profit (‘000)	4,992	25,938	5,676

Cash costs
Per ounce of gold produced ($)	1,185	1,116	1,523
All-in sustaining cost
Per ounce of gold sold ($)	1,514	1,477	1,876
Capex (‘000) ($)	12,385	16,444	11,527

Tonnages milled decreased from 355,000 tons in fiscal 2013 to 331,000 tons in fiscal 2014. This was due to environmental conditions (unable to develop sub-shaft areas) and erratic grades in secondary reefs and complex geology necessitating many unplanned crew moves. The erratic grades in secondary reefs in which more than 70% of mining on Target 3 and hanging wall / footwall conditions in Basal and B-Reefs resulted in the decrease in recovery grade from 0.147 ounces per ton in fiscal 2013 to 0.137 ounces per ton in fiscal 2014. In fiscal 2014 ounces produced decreased by 13% to 45,429 ounces, primarily as a result of a decrease in recovered grade and tons generated. The average tons milled in fiscal 2014 was 27,580 tons per month, compared with 29,583 tons per month in fiscal 2013.

Revenue decreased to US$58.8 million in fiscal 2014 as a result of the decrease in ounces produced. Cash costs per ounce increased from US$1,116/oz in fiscal 2013 to US$1,185/oz in fiscal 2014. This was mainly due to a decrease in production. Cash costs for Target 3 was US$53.9 million in fiscal 2014, compared with US$58.3 million in fiscal 2013. Cash costs in Rand terms increased by 10% this increase was primarily attributed to an increase in electricity costs of 8% as well as an increase in contractor cost to rehabilitate the second escape to comply with safety standards and procedures, but was however negated in dollar terms due to the weakening of the Rand in fiscal 2014. Cash costs per ounce was US$1,185/oz in fiscal 2014, compared with US$1,116/oz in fiscal 2013. This increase was mainly due to the decrease in ounces produced.

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

Revenue increased to US$83.6 million in fiscal 2013 as a result of the increase in ounces produced. Cash costs per ounce decreased from US$1,523/oz in fiscal 2012 to US$1,116/oz in fiscal 2013. This was mainly due to the increase in production from the sub-shaft. Cash costs for Target 3 were US$58.3 million in fiscal 2013, compared with US$55.0 million in fiscal 2012. This increase was primarily attributed to an increase in electricity costs of 9.6% as well as an increase in labor to meet the production profile. Cash costs per ounce were US$1,116/oz in fiscal 2013, compared with US$1,523/oz in fiscal 2012. This decrease was due to the increase in ounces produced as a result of the improved recovered grade in fiscal 2013.

During fiscal 2015 the operation will be placed on care and maintenance. A labor restructuring process will commence during the first quarter of fiscal 2015. This decision was taken based on the financial performance of the operation and the future capital that is still required to extend the life of the mine.

Capital Expenditure: Target 3 incurred approximately US$12.4 million in capital expenditures in fiscal 2014, principally for ongoing capital development (US$7.1. million) the remainder was utilized for upgrading of engineering infrastructure.

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

The sub-71 project, which will connect Tshepong with Phakisa, remains on track. This project extends the existing double decline from 71 to 76 level to enable mining on both 73 and 75 levels. The project’s goal to sink the decline to 76 level by June 2013 was achieved on target. Secondary support work is estimated to be completed by December 2014. Construction work is estimated to complete by June 2016. Reef and waste in the decline area cannot be split at this point in time, due to the infrastructure in the decline area not being completed yet, which currently affects belt and therefore recovered grade.

Production was impacted during the first five months of the financial year due to a restructuring process. Tshepong reduced its workforce during this period by more than 680 employees to bring the cost structure in line with the planned production profile. Tshepong also had two fatal accidents during the financial year. During the second quarter of fiscal 2014, production was negatively affected by the section 54 stoppage following the fatal accident. After the section 54 stoppage was lifted, the production startup was slower than expected, leading up to the Christmas break. Production during the year was impacted by inefficiencies related to long travelling distances between workplaces and the shaft.

During fiscal 2014, approximately 90% of the mining in Tshepong was on Basal Reef and 10% on B-Reef. The majority of the Basal Reef was mined on the edges of the main high-grade pay shoot, where grades were expected to be marginal, consequent to that the remainder of the mining was done in the sub 71 level high grade areas and B-Reef pay-shoot areas which contributed to an 11% increase in recovered grade from the previous financial year. As mining continued south and north the grade values continue to be erratic, low and marginal. The continuation of the main higher grade pay shoot will be mined in the decline area once sub 71 decline reaches full production and will have a positive effect on the average mining grade going forward.

During fiscal 2014, 519,149 resource ounces were transferred from Phakisa to Tshepong.

The mine received integrated ISO 14001, OHSAS 18000 and ISO 9000 certification during fiscal 2012 and was re-certified in fiscal 2013 and fiscal 2014. The mine will be recertified in 2015. Compliance is monitored annually in the form of comprehensive internal and external audits.

During fiscal 2014, Tshepong accounted for 12% (12% in 2013 and 13% in 2012) of our total gold production.

Safety: Tshepong received an award at the annual Mine Safe Day, held on 26 October 2013, for the best improved frequency rate second in class for the gold sector in South Africa. Tshepong also recorded 1 million fatality-free shifts on 31 October 2013. Regrettably, Tshepong recorded two fatalities during the past financial year (fiscal 2013: one). The LTIFR for fiscal 2014 was 8.33 per million hours worked and was a slight improvement on fiscal 2013 (2013: 8.67).

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Tshepong	2014	2013	2012
Production
Tons (‘000)	1,044	1,147	1,359
Recovered grade (ounces/ton)	0.130	0.116	0.125
Gold produced (ounces)	135,772	133,554	169,980
Gold sold (ounces)	135,161	132,944	169,177
Results of operations ($)
Product sales (‘000)	176,035	213,869	285,644
Cash cost (‘000)	(133,206)	(161,928)	(165,463)
Inventory movement (‘000)	1,331	172	1,266

Production profit (‘000)	44,160	52,113	121,447

Cash costs
Per ounce of gold produced ($)	981	1,212	973
All-in sustaining cost
Per ounce of gold sold ($)	1,247	1,555	1,250
Capex (‘000) ($)	29,033	35,195	37,068

Tons milled decreased year on year by 9% to 1,044,000 tons in fiscal 2014 compared with 1,147,000 tons in fiscal 2013. Restructuring implemented during fiscal 2014 contributed to the reduction in volume year on year. Gold production increased by 2% from 133,554 ounces in fiscal 2013 to 135,772 ounces in fiscal 2014 as a result of the higher recovery grade. The recovery grade increased to 0.130 in fiscal 2014 compared with 0.116 in fiscal 2013. The increase in the average mining grade is in line with the life-of-mine profile. The average tons milled in fiscal 2014 was 87,000 tons per month, compared with 95,583 tons per month in fiscal 2013.

Revenue decreased by 18% to US$176.0 million in fiscal 2014, primarily as a result of a lower gold price. Cash costs for Tshepong were US$133.2 million in fiscal 2014, compared with US$161.9 million in fiscal 2013. Cost was lower year on year due to the restructuring that took place. Offsetting this were the annual increase in the costs of labor (7.5% to 8.5%) and the increase in electricity rates of 8% as well as the effect of inflation on costs of materials and supply contracts. Cash costs per ounce were US$981 in fiscal 2014, compared with US$1,212 in fiscal 2013. This is attributable to the lower cost following the restructuring process and the increase in ounces produced.

Tons milled decreased year on year by 16% to 1,147 tons in fiscal 2013 compared with 1,359 tons in fiscal 2012. Production during the year was impacted by inefficiencies related to long travelling distances between workplaces and the shaft. During the fourth quarter of fiscal 2013, Tshepong was affected by the fire at Phakisa, during which a section was sealed off and subsequently could not produce. Gold production decreased by 21% from 169,980 ounces in fiscal 2012 to 133,554 ounces in fiscal 2013. During fiscal 2013, the grade was negatively impacted by the lower-grade areas mined around the payshoot. The recovery grade decreased to 0.116 in fiscal 2013 compared with 0.125 in fiscal 2012. The decrease in the average mining grade is in line with the life-of-mine profile. The average tons milled in fiscal 2013 was 95,583 tons per month, compared with 113,250 tons per month in fiscal 2012.

Revenue decreased by 25% to US$213.9 million in fiscal 2013, primarily as a result of the lower ounces produced and sold. Cash costs for Tshepong were US$161.9 million in fiscal 2013, compared with US$165.5 million in fiscal 2012. Cash costs were primarily impacted by the annual increase in the costs of labor (7.5% to 10%) and the increase in electricity rates of 9.6% as well as the effect of inflation on costs of materials and supply contracts. Cash costs per ounce were US$1,212 in fiscal 2013, compared with US$973 in fiscal 2012. The increase in unit cost is attributable primarily to the decrease in the number of ounces of gold produced.

Assuming no additional reserves are identified, at expected production levels and, at the current planned gold price, it is foreseen that the reported proved and probable mineral reserves of 25.3 million tons (4.095 million ounces) will be sufficient for Tshepong to maintain underground production until approximately 2036. Any future changes to the assumptions upon which the mineral reserves are based, as well as any unforeseen events affecting production levels, could have an effect on the expected period of future operations.

Capital Expenditure: Tshepong incurred approximately US$29.1 million in capital expenditure during fiscal 2014. The expenditure was primarily for the decline project, ongoing development, hostel renovation and privacy conversion project, as well as the upgrade of the surface refrigeration project. For fiscal 2015 capital expenditure of US$28.7 million is planned, primarily for ongoing capital development, the decline project, completion of the hostel renovation project, as well as the replacement of the Blair multi rope (“BMR”) rock winder ropes.

Unisel

Introduction: Unisel is located in the Free State Province, near Virginia. Unisel formed part of operations which also included the original Harmony mines, Brand 1 and 3 shafts. By the end of fiscal 2011, only Unisel was still in operation, following the closure of Merriespruit 1 during December 2010. Mining is conducted at Unisel at depths ranging from 1,000 meters to 2,000 meters. Ore is treated at the Harmony 1 Plant.

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

Unisel is situated to the west of the De Bron Fault. Dips are mostly towards the east, averaging 25 - 35 degrees but become steeper approaching the De Bron Fault. The western margin area is bound by synclines and reverse thrusts faults and is structurally complex. Towards the south and west, reefs sub-crop against overlying strata, eventually cutting out against the Karoo to the west of the lease area.

Most of the mineral resource tends to be concentrated in reef bands located on one or two distinct unconformities. A minority of the mineral resource is located on other unconformities. Mining that has taken place is mostly deep-level underground mining, exploiting the narrow, generally shallow dipping tabular reefs.

The Basal Reef is the most common reef horizon. It varies from a single pebble lag to channels of more than two meters thick. It is overlain by shale towards the northern boundary of the lease area. To the south, the shale is not developed. The second major reef is the Leader Reef, located 15-20 meters above the Basal Reef. Further north, it becomes poorly developed with erratic grades. The reef consists of multiple conglomerate units, separated by thin quartzitic zones, often totaling up to 4 meters thick. A selected mining cut on the most economic horizon is often undertaken.

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

At Unisel, both Basal and Leader Reef development produced good results by focusing on areas in the E block. Although the cooling project has been completed, environmental restraints remain a concern. Middle Reef development is focused primarily on level 12 in the decline after which the focus will move to level 13. No development was undertaken on the A or B Reefs. Overall, the shaft produced reserves on the Basal and Leader Reefs. Future development will continue to focus more on the better-grade E block and portions of the Brand 5 shaft pillar. Focus on underground environmental conditions and ongoing training of crews led to an increase in tons produced.

In fiscal 2014, the Unisel operation accounted for approximately 5% (5% in fiscal 2013 and 4% in fiscal 2012) of Harmony’s total gold production.

Safety: Unisel recorded an improved performance across several safety indicators during the year, reflecting the benefits of an improved relationship with organized labor. The safety record during fiscal 2014 improved to an LTIFR of 11.66 (fiscal 2013: 12.27) per million hours worked. Unisel recorded no fatalities during fiscal 2014 (fiscal 2013: one). Unisel recorded over 1.7 million fall-of-ground fatality-free shifts during fiscal 2014. The mine has recorded more than 880 000 fatality-free shifts during fiscal 2014.

Plant: The ore from the operation is sent to Harmony One Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Harmony One Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Unisel Operations	2014	2013	2012
Production
Tons (‘000)	450	492	434
Recovered grade (ounces/ton)	0.131	0.118	0.118
Gold produced (ounces)	59,093	58,289	51,216
Gold sold (ounces)	58,964	58,000	51,056
Results of operations ($)
Product sales (‘000)	76,556	93,483	86,454
Cash cost (‘000)	(57,970)	(64,762)	(64,186)
Inventory movement (‘000)	27	455	577

Production profit (‘000)	18,613	29,176	22,845

Cash costs
Per ounce of gold produced ($)	981	1,111	1,253
All-in sustaining cost
Per ounce of gold sold ($)	1,196	1,370	1,500
Capex (‘000) ($)	8,271	8,833	9,150

Tons milled from the Unisel operation decreased to 450,000 in fiscal 2014, compared with 492,000 in fiscal 2013. This is mainly attributable to production constraints following on from deteriorating environmental conditions in the E-block. The ounces produced improved to 59,093 in fiscal 2014, compared with 58,289 in fiscal 2013, as a result of the higher recovery grade. Unisel’s recovered grade improved to 0.131 in fiscal 2014 compared to 0.118 in fiscal 2013 ounces per ton, a result of the emphasis on clean mining practices and the mining of higher grade panels. The average tons milled in fiscal 2014 decreased to 37,500 tons per month, compared with 41,000 tons per month in fiscal 2013.

Revenue decreased from US$93.5 million in fiscal 2013 to US$76.6 million in fiscal 2014. The decrease is mainly due to the decrease in the gold price by 19% from 1,612US$/oz in fiscal 2013 to 1,298US$oz in fiscal 2014. Cash costs decreased with 10% in fiscal 2014 to US$57.9 million, compared with US$64.8 million in fiscal 2013. The decrease was mainly due to the decrease in our production from fiscal 2013 to fiscal 2014. Cash costs per ounce were US$981 in fiscal 2014, compared with US$1,111 in fiscal 2013. This decrease was attributable primarily to an improvement in our ounces produced by 1% for fiscal 2014.

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

Revenue increased from US$86.5 million in fiscal 2012 to US$93.5 million in fiscal 2013. The increase is mainly due to the increase in tons milled and ounces produced. Cash costs increased marginally by 1% in fiscal 2013 to US$64.8 million in fiscal 2013, compared with US$64.2 million in fiscal 2012. The increase was mainly due to the increase in our production from fiscal 2012 to 2013. Cash costs per ounce were US$1,111 in fiscal 2013, compared with US$1,253 in fiscal 2012. This decrease was attributable primarily to an improvement in our ounces produced by 14% for fiscal 2013.

Assuming no additional reserves are identified, at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 2.5 million tons (0.31 million ounces) will be sufficient for the Unisel operation to maintain production until approximately 2019. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of the future operations.

Capital Expenditure: Unisel incurred approximately US$8.3 million in capital expenditures at the Unisel operation in fiscal 2014, principally for ongoing capital development. We have budgeted US$8.9 million in fiscal 2015. The majority of this capital will be spent on the ongoing development capital, major equipment repairs/replacements and shaft projects, as well as the hostel privatization project.

Metallurgy

Harmony has eight metallurgical plants in South Africa. Details are discussed below.

Doornkop Plant

The Doornkop metallurgical plant, commissioned in 1985, is a conventional CIP plant, which was used to treat waste rock and other surface accumulations. It is now treating all ore from underground mining at the Doornkop and some of the ore from Sibanye Gold (Gold One) Cooke (“Cooke”) operations. The plant is serviced by a surface rail network from the Cooke shafts and by a conveyor belt configuration system from Doornkop shaft. During fiscal 2010 a split-stream configuration for the milling thickening and thickener underflow process that isolates the Doornkop ore from the ore from Cooke, which is treated in terms of a toll agreement, was adopted to improve the accuracy of gold accounting to the respective companies.

The following table sets forth processing capacity and average tons milled during fiscal 2014 for the Doornkop plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2014
	(tons/month)	(tons/month)
Doornkop Plant	242,500	122,104	(1)

(1)	The average monthly milled tons as indicated reflect the total for Doornkop plant (including Cooke). The average monthly milled tons for Doornkop were 61,395.

In fiscal 2014, the Doornkop plant recovered approximately 95.75% of the gold contained in the ore delivered for processing.

Harmony One Plant

The ore from Bambanani, Tshepong, Masimong, Unisel and Phakisa is sent to Harmony One Plant for processing. This plant, which processes underground ore, waste rock and various surface accumulations, was commissioned in 1986 and is a conventional CIP plant, processing ore that has been milled by fully-autogenous grinding. Gold is recovered from the eluate solution using zinc precipitation and a precoat vacuum filter. The precipitate recovered from the filter is calcined and smelted to bullion.

The following table sets forth processing capacity and average tons milled during fiscal 2014 for the Harmony One Plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2014
	(tons/month)	(tons/month)
Harmony One Plant	390,000	330,887

In fiscal 2014, Harmony One Plant recovered approximately 95.56% of the gold contained in the ore delivered for processing.

Joel Plant

The Joel Plant is a conventional CIP plant and was commissioned in 1987. During fiscal 2005, it was decided to close the Joel Plant and place the plant under care and maintenance. Joel Plant was re-commissioned in November 2009, and processed underground ore with two mills. The current monthly capacity is 80,000 tons of rock.

The following table sets forth processing capacity and average tons milled during fiscal 2014 for the operating plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2014
	(tons/month)	(tons/month)
Joel Plant	80,000	45,671

In fiscal 2014, the Joel Plant operations recovered approximately 94.49% of the gold ore delivered for processing.

Kalgold Plant

Ore is trucked from the pit at Kalgold and is tipped directly into the feed bin of the pre-primary crusher or stockpiled. The ore then undergoes a four phase crushing process before it reaches the Dome stockpile. Three ball mills are used to grind the ore down to less than 75 micron for the leaching process. The plant was evaluated by a team of internal and external experts, which then prepared an action plan to address outstanding maintenance and implement improvements. The activities include refurbishment of the elution plant. The plant refurbishment project will be completed in the next three years, depending on cash flow constraints.

The following table sets forth processing capacity and average tons milled during fiscal 2014 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2014
	(tons/month)	(tons/month)
CIL	145,000	122,630

In fiscal 2014, the plant at our Kalgold operations recovered approximately 77.91% of the gold contained in the ore delivered for processing.

Kusasalethu Plant

Commissioned in 1978, the Kusasalethu Plant consists of milling in closed circuit with primary hydrocyclones, thickening and cyanide leaching in a CIP pump cell carousel circuit. The CIP was commissioned after an upgrade of the facility in 1999. Ore from Kusasalethu underground operations is delivered to the plant for treatment via conveyor belt after being hoisted from underground. Loaded carbon from the Kusasalethu Plant was transported by road to the Kinross Plant (at Evander, which was sold in February 2013) for elution, electro-winning and smelting to produce gold. During fiscal 2013 construction of an elution plant was started and was commissioned in September 2013. Elutions from the Kinross Plant were phased out systematically from the second quarter of fiscal 2014. Residues from the CIP are pumped either to a backfill plant or directly to the tailings facility.

The following table sets forth processing capacity and average tons milled during fiscal 2014 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2014
	(tons/month)	(tons/month)
Kusasalethu Plant	165,000	95,282

In fiscal 2014, the Kusasalethu Plant recovered approximately 94.22% of the gold contained in the ore delivered for processing.

Target Plant

The ore from Target 1 and Target 3 is sent to Target Plant for processing. Target Plant was commissioned in November 2001 and currently treats both underground ore and surface sources. The process route comprise of a closed circuit Semi-Autogenous Grinding (“SAG”) mill as well as a closed circuit Run of Mine (“ROM”) mill. Both these mills are in closed circuit with hydro-cyclones. The milling circuit is followed by thickening, cyanide leaching, CIP adsorption, elution, electro-winning, smelting and tailings disposal. Both the milling circuits are incorporated in the gravity concentration circuit and the concentrates from this circuit are processed via intensive cyanidation and electro-winning.

The following table sets forth processing capacity and average tons milled during fiscal 2014 for the plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2014
	(tons/month)	(tons/month)
Target Plant	105,000	95,929

In fiscal 2014, the Target Plant recovered approximately 96.53% of the gold contained in the ore delivered for processing.

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

Geology: The Kalgold operation is located within the Kraaipan Greenstone Belt. This is part of the larger Amalia-Kraaipan Greenstone terrain, consisting of north trending linear belts of Archaean meta-volcanic and metasedimentary rocks, separated by granitoid units. Mineralization occurs in shallow dipping quartz veins, which occur in clusters or swarms, within the steeply dipping magnetite-chert banded iron formation. Disseminated sulphide mineralization, dominated mostly by pyrite, occurs around and between the shallow dipping quartz vein swarms. The D Zone area is the largest exploited portion of the orebody and has been extensively mined within a single open-pit operation, along a strike length of 1,300 m. Mineralization has also been found in the Mielie Field Zone (adjacent to the D Zone), the A Zone and (along strike to the north of the D Zone), and the Watertank and Windmill areas to the north of the A Zone.

Mining Operations: The Kalgold operation is engaged in open-pit mining. This operation is subject to the opencast mining risks detailed in the Risk Factors section. Small subterranean water intersections in the pit are common and are actively managed and appropriate action is taken when necessary. The primary mining challenges at the Kalgold operations of achieving optimal volumes and grades of ore production are addressed by stringent mineral reserve management. The processing design capacity of the Kalgold operation is 145,000 tons per month.

Volumes at Kalgold increased by 5% in fiscal 2014, due to improved availability of the milling section for fiscal 2014. Gold produced decreased by 13%. The plant was evaluated by a team of internal and external experts, who then prepared an action plan to address outstanding maintenance and implementation of projects for improvement. The improvements identified included the refurbishment of the elution plant and the replacement of the A and B mill, both forming part of the phase 1 of the plant refurbishment project. The replacement of the A and B mill is planned for the end of June 2015. The second phase of the plant refurbishment project, focusing more on the upgrade of the crusher plant, is expected to be completed within next three years depending on available cash flow.

Mining was taking place from A Zone pit in fiscal 2014. Ore tons mined was 33% below plan and waste tonnage was 19% below plan mainly due to delays caused by the labor challenges experienced by the load and hauling contractor and subsequent change of contractor responsible for load and hauling.

In fiscal 2014, the Kalgold operations accounted for approximately 3% (4% in fiscal 2013 and 3% in fiscal 2012) of our total gold production.

Safety: The Kalgold operations recorded another fatality-free year during fiscal 2014. The Kalgold operations had a LTIFR of 0.9 (fiscal 2013: 3.87) per million hours worked in fiscal 2014. Kalgold also recorded more than 2.8 million fatality-free shifts during the year.

Plant: The ore from the operation is sent to Kalgold Plant for processing. See Item 4. “Information on the Company — Business — Metallurgy – Kalgold Plant” for a discussion on the plant.

Production analysis:

	Fiscal Year Ended June 30,
Kalgold	2014	2013	2012
Production
Tons (‘000)	1,623	1,542	1,480
Recovered grade (ounces/ton)(1)	0.023	0.028	0.023
Gold produced (ounces)(1)	37,358	42,825	33,469
Gold sold (ounces)(1)	38,677	40,607	33,630
Results of operations ($)
Product sales (‘000)	50,412	64,689	56,931
Cash cost (‘000) (1)	(39,479)	(43,506)	(39,045)
Inventory movement (‘000)	(968)	3,164	(646)

Production profit (‘000) (1)	9,965	24,347	17,240

Cash costs
Per ounce of gold produced ($)(1)	1,057	1,016	1,167
All-in sustaining cost
Per ounce of gold sold ($)	1,196	1,162	1,529
Capex (‘000) ($)	3,201	5.948	9,836

(1)	Comparative figures have been restated as a result of the adoption of IFRIC20 (see note 2 of the consolidated financial statements)

Tons milled increased from 1,542,000 in fiscal 2013 to 1,623,000 in fiscal 2014. Recovery grade decreased to 0.023 in fiscal 2014 from 0.028 in fiscal 2013, primarily as a result of lower feed grades from the A Zone pit and reduced recoveries from the plant. Ounces produced decreased by 13% to 37,358 in fiscal 2014, compared with 42,825 in fiscal 2013, due to the lower milled tonnage and drop in recovery grade by 18%. The average tons milled in fiscal 2014 was 122,630 tons per month, compared with 116,495 tons per month in fiscal 2013.

Revenue decreased by 22% to US$50.4 million in fiscal 2014, due to the decrease in ounces produced. Cash costs per ounce increased by 4% to US$1,057/oz, mainly due to the lower production costs. Cash costs reduced to US$39.5 million in fiscal 2014 compared to US$43.5 million in fiscal 2013.

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

Revenue increased by 14% to US$64.6 million in fiscal 2013, due to the increase in ounces produced. Cash costs per ounce decreased by 13% to US$1,016/oz, mainly due to the higher ounces produced. Cash costs increased from US$39.0 million in fiscal 2012 to US$43.5 million in fiscal 2013 due to the increase in production as a result of opening the A Zone pit in fiscal 2013.

Assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 19.3 million tons (0.544 million ounces) of gold will be sufficient for the Kalgold operations to maintain production until approximately fiscal 2028. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Harmony incurred approximately (US$3.2 million in capital expenditures at the Kalgold operations in fiscal 2014, primarily for plant refurbishment. Harmony budgeted US$5.7 million for capital expenditures in fiscal 2015, primarily for plant refurbishment and tailings deposition.

Phoenix

Introduction: Phoenix is a tailings retreatment operation, located at Virginia and adjacent to our current and historical mining operations in the Free State Province. The Saaiplaas plant is used for the treatment of the material. During the year, Harmony entered into agreements to dispose of 30% of the operation to BEE shareholders. The transaction was concluded on June 25, 2013. Refer to note 33 of the consolidated financial statements for details on the accounting treatment of the transaction.

History: The project commenced during fiscal 2007 and is aimed at treating the slime from the tailings storage facilities of our operations in the Free State Province.

Safety: Safety at the Phoenix operations improved and was sustained in fiscal 2014 with no lost time injuries reported. LTIFR remained at 0 per million hours worked (fiscal 2013: nil). There were no fatalities during fiscal 2014 (2013: none). The plant recorded 2,820 reportable injury-free days in fiscal 2014.

Plant: The Saaiplaas Plant, commissioned in the late 1950’s, has been converted from the zinc precipitation filter process to the CIL. During 2007, the ROM mills were de-commissioned and the plant started treating slime from Dam 22 and Brand A tailings storage facilities. Dam 21 replaced Dam 22 in fiscal 2012. The plant currently processes reclaimed slime at 6 million tons per annum.

The following table sets forth processing capacity and average tons milled during fiscal 2014 for the Saaiplaas plant:

Plant	Processing Capacity	Average Milled for the Fiscal Year Ended June 30, 2014
	(tons/month)	(tons/month)
Saaiplaas Plant	500,000	500,000

In fiscal 2014, Saaiplaas Plant recovered approximately 42.3% of the gold contained in the material delivered for processing.

Mining operations: Phoenix, which began six years ago, involves retreating around 6 million tons annually at plant capacity. Phoenix operations were severely hampered by residue deposition dam stability concerns resulting in tonnage reduction to 423,000 tons per month upon recommendation from the consultants. A major capital project to construct a new cyclone dam on the St Helena 1, 2, 3 dam footprint for depositing the full plant residue tonnage at 500,000 tons per month was completed and commissioned during March 2013.

Plant recovery dropped from 43.4% to 42.3% year-on-year, due to slow gold dissolution through the CIL circuit and reduced contact time in the CIL with the capacity return from 430,000 tons per month in fiscal 2013 to 500,000 tons per month in fiscal 2014. Soluble gold losses reduced from 0.030g/t in fiscal 2013 to 0.014g/t in fiscal 2014 by diverting the return water pipe from the new residue storage dam directly into the suction chamber of the re-mining water supply pumps. Plans to increase processed volumes up to 900,000 tons per month, at which rate the life of the project is around 12 years, remain on hold pending further investigation and consideration of options involving potentially converting Central plant to slime treatment when the surface sources are depleted.

During fiscal 2014, Phoenix accounted for 2% of our total gold production (2% in fiscal 2013 and 2% in fiscal 2012).

Production analysis:

	Fiscal Year Ended June 30,
Free State (Phoenix)	2014	2013	2012
Production
Tons (‘000)	6,697	5,908	5,509
Recovered grade (ounces/ton)	0.004	0.005	0.005
Gold produced (ounces)	26,846	26,588	26,427
Gold sold (ounces)	26,524	25,882	26,749
Results of operations ($)
Product sales (‘000)	34,535	41,397	44,939
Cash cost (‘000)	(23,750)	(26,212)	(25,538)
Inventory movement (‘000)	494	715	(443)

Production profit (‘000)	11,279	15,900	18,958

Cash costs
Per ounce of gold produced ($)	885	986	966
All-in sustaining cost
Per ounce of gold sold ($)	885	1,005	1,019
Capex (‘000) ($)	223	17,690	3,800

Tons milled increased by 13 % year on year to 6,697,000 tons in fiscal 2014 attributed to the early commissioning of the new cyclone residue storage dam. Ounces produced increased from 26,588 ounces in fiscal 2013 to 26,846 in fiscal 2014 as a result of the increase in tons milled. The recovered grade dropped from 0.005 in fiscal 2013 to 0.004 ounces per ton in fiscal 2014 due to a change in mining mix necessitated at Brand A dam with the depletion of the exposed high grade bottom layer which effectively means future mining at this site is required at 50:50 ratio of top low grade and bottom high grade.

Revenue decreased by 17 % to US$34.5 million in fiscal 2014 as a result of the decrease in the average gold price received in fiscal 2014. Cash costs per ounce in fiscal 2014 were US$885/oz, compared with US$986/oz in fiscal 2013, the drop being attributed mainly to lower reagents cost and in particular lime consumption which dropped from 2.6kg/t in fiscal 2013 to 1.8kg/t in fiscal 2014.

Tons milled increased by 7% year on year to 5,908,000 tons attributed to the early commissioning of the new cyclone residue dam. Ounces produced increased from 26,427 ounces in fiscal 2012 to 26,588 in fiscal 2013 as a result of the increase in tons milled. The recovered grade remained consistent at 0.005 in fiscal 2013.

Revenue decreased by 8% to US$41.4 million in fiscal 2013 as a result of the decrease in the average gold price received in fiscal 2013. Cash costs per ounce in fiscal 2013 were US$986/oz, compared with US$966/oz in fiscal 2012, due to an increase in labor costs, the increase in electricity tariffs and the increase in the cost of reagents.

Assuming no additional reserves are identified and at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 105 million tons (0.873 million ounces) of gold will be sufficient for the Phoenix operations to maintain production until approximately fiscal 2030. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: We incurred approximately US$0.2 million capital expenditure in fiscal 2014, mainly for the reclaim pump transfer sump at Brand A and a carbon store. For fiscal 2015, US$0.6 million is planned, mainly for the reclaim pump transfer stations at Dam 22, replacement forklift, thickener drives overhaul and residue tank rehabilitation.

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

Mining Operations: Due to the fact that the Evander mining operations were only included in the Harmony Group for eight months before the sale of operations was concluded, there is no comparative data to report for fiscal 2013. Therefore no discussion has been included.

Production analysis:

	Fiscal Year Ended June 30,
Evander	2014	2013(1)(2)	2012(2)
Production
Tons (‘000)	—	430	704
Recovered grade (ounces/ton)	—	0.146	0.154
Gold produced (ounces)	—	62,855	108,317
Gold sold (ounces)	—	60,862	108,123
Results of operations ($)
Product sales (‘000)	—	102,256	180,809
Cash cost (‘000)	—	63,397	(99,549)
Inventory movement (‘000)	—	—	865

Production profit (‘000)	—	39,958	82,125

Cash costs
Per ounce of gold ($)	—	1,009	919
Capex (‘000) ($)	—	16,419	22,817

(1)	Amounts include results up until the end of February 2013.
(2)	Amounts include production from surface sources.

International Mining Operations

Papua New Guinean Operations and Exploration

Harmony Papua New Guinea operations: June 30, 2014

HARMONY
PAPUA NEW GUINEA
OPERATIONS

INDONESIA
PAPUA NEW GUINEA
AUSTRALIA

Harmony MMJV
1 Wafi-Golpu
2 Hidden Valley
Harmony Gold (PNG) EXPLORATION PROJECTS
3 Kili Teki
4 Magavara
Relinquished tenure
5 Amanab
6 Hirane
7 Tari
8 MMJV
Wewak
Rabaul
Grasberg
Frieda River
Porgera
Madang
Ok Tedi
Kili Teki
TARI
Kainantu
Lae
Wafi-Golpu
Hidden Valley
Daru
Port Moresby
Magavara
LEGEND
New Guinea Mobile Belt
Papua Ultramafic Belt
Aure Trough
Grasberg
Frieda River
Ok Tedi
Porgera
WAFI-GOLPU
N
0
400
800
Kilometres

Overview

Introduction: Fiscal 2014 was the sixth year of the Morobe Mining Joint Venture between Harmony and Newcrest. The Morobe Mining Joint Venture comprises the following three 50:50 joint ventures:

1.	the Hidden Valley Joint Venture;

2.	the Wafi-Golpu Joint Venture; and

3.	the Morobe Exploration Joint Venture.

During fiscal 2014 Harmony’s 100% owned PNG exploration portfolio outside of the Morobe province was significantly rationalized. Key changes include:

•	Mount Hagen project in the Western Highlands and the Amanab project in the Sandaun Province were closed out and relinquished;

•	Tari in the Southern Highlands Province was reduced to a single exploration license EL2310 (51,150 ha); and

•	A new exploration tenement EL2316 (61,400 ha) was pegged in the Milne Bay province.

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

Exploration expenditure in PNG for fiscal 2014 was US$43.7 million. This breaks down into US$37.3 million (US$32.7 million relates to Golpu drilling) as Harmony’s 50% contribution to the Morobe Mining Joint Venture exploration program and US$6.4 million for Harmony 100% projects. Results from exploration work have been highly encouraging, with resource drilling outlining higher grades in the upper levels of the Golpu copper-gold deposit and high-grade extensions of the deposit at depth that remain open. A number of targets with the potential for major stand-alone gold and copper/gold deposits were identified and advanced to the drill testing phase.

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

Two separate open pits are in operation, being Hidden Valley-Kaveroi (“HVK”) pit, and Hamata pit. The processing plant has been constructed to process a nominal 4.6 million tonnes of ore per year from the two pits.

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

Mining operations:

The Hidden Valley Mine consists of the Hidden Valley Kaveroi and Hamata open pits located approximately 6 kilometers apart, and an ore processing facility in steep, heavily forested, mountainous terrain. Both pits employ conventional truck/excavator mining techniques with nested incremental cutbacks.

Production from the processing plant commenced in May 2009. The HVK pit is the larger pit supplying the majority of the ore and is located 6 kilometers from the processing plant. Mining operations employs conventional open pit mining techniques with back-hoe excavators and rigid dump trucks as the primary load and haul equipment. Front-end loaders are used for crusher feed and stockpile reclaim. A number of articulated smaller dump trucks are used for construction, and to a lesser extent mining in Hamata. Mining bench configuration consists of 18 m inter-berm heights, mined as 3 x 6 meter benches of 2 x 3 m flitches. Waste is designated to be disposed of in engineered valley fill waste dumps, with toes keyed in using competent non-acid producing rock.

Crushed ore is conveyed from the HVK pit via a 4.5 km long overland pipe conveyor (“OLC”). Ore from the Hamata pit is trucked to the Hamata crushing station, located next to the processing plant.

The Hidden Valley mine process plant was designed to treat nominally 4.6 million tons of gold bearing ore through a conventional SAG mill, gravity, float, Merrill Crowe (for silver) and Carbon in leach (for gold) circuit. Gold dore bars are produce on site and shipped to a refinery. The tailings are disposed of in terrestrial tailings storage facility (“TSF”) located to the south-west of the process plant. Dam-wall construction of the TSF is on-going and largely constitutes placement of suitable oxide material sourced from mining in the Hamata pit. The processing inventory in this Ore Reserve estimate is un-constrained by TSF capacity and as such, expansion of the existing TSF and construction of an additional facility will be required in order to accommodate all ore scheduled to be milled.

The Hidden Valley mine operates in accordance with a Memorandum of Agreement (“MoA”) with local landowners and government, which sets out a preference for employment of landowners and local residents ahead of those from other provinces and offshore employees when qualifications are equivalent.

A total of 4.0 million tons (100% basis) of ore was milled during fiscal 2014.

The project to upgrade and integrate the crusher and OLC system was completed during the year and during the past year truck haulage from the HVK pit to the processing plant ceased and the OLC delivered the ore to the processing plant.

The mine produced (50% Harmony share basis) 105,845 ounces of gold and 974,846 ounces of silver during the fiscal year. Current estimates are that at annual full production over 13 years, Hidden Valley will produce (50% basis) on average 112,500 ounces of gold and 1.5 Moz of silver annually.

Hidden Valley mine was connected to the national electricity grid in fiscal 2011. Seventy three percent (73%) of power consumed during fiscal 2014 was supplied from the national grid resulting in a significant decrease in operational cost for the mine by reducing the diesel requirements for power generation.

All waste rock mined at the Hidden Valley mine is either used to build the tailings storage facility or retained in waste rock dumps on site so that the potential for impacts on the environment are minimized and managed effectively. The construction of the waste dumps in challenging terrain is well established now and involves keying in a coarse hard rock toe before building the waste dump from the bottom up. The build of the waste dumps is now scheduled as part of the normal mine planning sequence and sufficient capacity has being design for the next two stages of the pit. Additional design will be required for later stages from fiscal 2018 onwards.

Implementation of Hidden Valley’s mine policy of community engagement and local employment, as well as training local employees, continued throughout the year. The review of the MoA between Hidden Valley Joint Venture, the landowners and the government continued through the year with the provincial team reconstituted resulting in delays to process conclusion. Finalization of the review remains a priority for fiscal 2015. The review does not affect continuity of operations.

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

Safety: The continued focus on establishing a mature safety culture utilizing a comprehensive risk management strategy at the Hidden Valley mine is evident in the good safety performance for the year, with no fatalities (2013: none) and no lost-time injuries, resulting in an LTIFR of 0.0 (2013: 0.15). The role out of the Behavioral Based Safety (BBS) system was a major initiative during the year and focuses on pro-active identification of hazards for specific tasks. This system has been adopted well by the employees and will continue to take a high profile in the overall safety system during fiscal 2015.

Plant: The processing plant production rate is 4.6 million tonnes of ore per annum and operates using process routes that complement the metallurgical characteristics of the ore types mined. The processing plant operates as:

•	a primary crushing plant for the low silver Hamata ores;

•	a primary and secondary crushing plant for Hidden Valley / Kaveroi ore; and

•	a combined treatment of all ore through grinding, gravity gold recovery, flotation, flotation concentrate leaching and counter-current decantation circuit (“CCD”) with Merrill-Crowe zinc precipitation, CIL of flotation and CCD tailings, gold room to produce bullion bars and tailings detoxification via the INCO process.

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

The processing plant and tailings storage facility was built to meet the requirements of the International Cyanide Management Code (“Cyanide Code”). During the year, the International Cyanide Management Institute (“ICMI”) received and accepted a Detailed Audit Findings Report prepared by an independent professional third-party auditor who evaluated the Hidden Valley mine against the ICMI’s Verification Protocol and found it in substantial compliance with the Cyanide Code’s Principles and Standards of Practices. The operation can be fully certified once it has implemented its Corrective Action Plan and achieved full compliance with the Cyanide Code.

Production analysis (50% basis):

	Fiscal Year Ended June 30,
Hidden Valley	2014	2013	2012
Production
Tons milled (‘000)(1)	2,207	2,033	1,948
Tons mined (‘000)(1)	2,768	1,964	2,205
Recovered grade (ounces/ton)
- Gold	0.048	0.042	0.046
- Silver	0.440	0.420	0.440
Gold produced (ounces)	105,840	85,007	88,800
Silver product (ounces)	974,846	856,309	857,540
Gold sold (ounces)	106,322	84,299	89,315
Results of operations ($)
Product sales (‘000)	138,495	134,779	149,787

	Fiscal Year Ended June 30,
Hidden Valley	2014	2013	2012
Cash cost (‘000)(2)	(104,935)	(130,309)	(111,632)
Inventory movement (‘000)	(340)	462	365

Production profit (‘000)(2)	33,220	4,932	38,520

Cash costs
Per ounce of gold produced ($)(2)	991	1,533	1,257
All-in sustaining cost
Per ounce of gold sold ($)	1,244	2,711	1,970
Capex (‘000) ($)	11,820	57,343	38,168

(1)	The Hidden Valley operation stockpiles low grade ore, which is accounted for as inventory. Tons milled can be greater than tons mined during the year and vice versa with stockpiles balancing the difference.
(2)	Comparative figures have been restated as a result of the adoption of IFRIC20 (see note 2 of the consolidated financial statements).

Ore tons mined increased 40.9% to 2,768,000 tons in fiscal 2014. Tons milled by the plant increased from 2,033,000 in fiscal 2013 to 2,206,000 in fiscal 2014. Ounces of gold produced increased to 105,845 in fiscal 2014 compared with 85,007 in fiscal 2013 on the back of increased throughput and improved recoveries. The increase in production was due to completion of the crusher and overland conveyor system allowing more effective transport of the ore to the process plant and general efficiency improvements across the mine. These were achieved form a formal in-house efficiency program (The Way We Work) with assistance from Partners in Performance.

Revenue increased by 2% to US$137.5 million in fiscal 2014 due to the increase in gold production. Cash costs decreased from US$130.3 million in fiscal 2013 to US$104.9 million in fiscal 2014 due to the factors mentioned above.

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

Revenue decreased by 10% to US$134.8 million in fiscal 2013 due to the lower average gold price received and lower grades recovered. Cash costs increased from US$111.6 million in fiscal 2012 to US$130.3 million in fiscal 2013, primarily due to increased truck haulage and increased contractor costs. Cash costs per ounce increased by 30% to US$1,611/oz, due to the lower produced ounces, as well as the other factors mentioned above.

Assuming no additional reserves are identified, and at expected production levels, it is foreseen that the reported proved and probable mineral reserves of 3.2 million ounces of gold (100%) will be sufficient for the operation to maintain production until approximately fiscal 2028. However, any future changes to the assumptions upon which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Capital Expenditure: Attributable capital expenditure by Harmony during the year was US$11.8 million, which included work on primary and secondary crusher for the Hidden Valley / Kaveroi ores, TSF construction and minor miscellaneous equipment. Harmony’s portion of the capital budgeted for fiscal 2015 is US$12.6 million.

Exploration in PNG

The Morobe JV land holding comprises some 2,057 km2 of tenure. The tenements sit in a broader strategic alliance area where both Harmony and Newcrest operate as JV partners. The tenement package encompasses the Wafi-Golpu and Hidden Valley projects and is a key strategic holding in the Morobe goldfields district. Although prospecting and mining activities date back to the early 1900s, the true potential of the district is only now beginning to crystallize. Fiscal 2014 exploration expenditure for the Morobe JV totaled US$37.3 million.

The 2014 work program focused on the Wafi-Golpu pre-feasibility study, with a significant amount of drilling (12,162m) mostly focused the upper levels of the deposit. Outside of the Wafi-Golpu project area, greenfields exploration was scaled back, with exploration work focused on brownfields prospects in the Hidden Valley district. Exploration statistics for fiscal 2014 include:

•	diamond drilling14,348m; and

•	2,201 surface samples (soils, rock chips, trenches).

In light of the declining gold price environment the exploration program was focused heavily on brownfields exploration:

•	Hidden Valley Operations;

•	Brownfields exploration to discover significant new high grade deposits to replace ore depletion and to displace low grade mill feed for Hidden Valley;

•	Wafi Area; and

•	Focus on development of targets within a 20km radius of Golpu to lever Wafi-Golpu project infrastructure and increase the capital utilization and efficiency.

Greenfields evaluation was scaled back during the year with principle activities including tenement maintenance and development work aimed at improving the regional geological understanding of the Morobe Province.

Work programs and results for these activities are detailed below. Several high quality targets have been developed to drill testing in fiscal 2015 and an exploration budget of US$51.6 million has been proposed for the MMJV tenements. Harmony’s share would be US$25.8 million. This proposed expenditure includes the study work planned (US$22.4 million—Harmony’s share) for Wafi-Golpu.

Wafi-Golpu Project

Introduction: The Wafi-Golpu JV is a 50:50 joint venture with Newcrest Mining Limited of Australia. Harmony’s ownership is through its wholly-owned subsidiary, Wafi Mining Limited. The first exploration at Wafi-Golpu dates back to the nationwide porphyry copper search by CRA Exploration Ltd in the late 1960’s. Elders Resources farmed-in to the project from 1989-1991, and AGF subsequently farmed-in to the project for a short period in 1997 prior to going into administration in 1998. Aurora subsequently acquired the project from Rio Tinto (CRA) in 1999, with ownership passing to Abelle when it merged with Aurora in 2002. We assumed control of the Wafi Project by way of the acquisition of Abelle in 2003. The project is held under 2 contiguous exploration licenses (EL 440, and EL 1105), totaling 130.5 square kilometers. The Wafi-Golpu Project comprises a porphyry and epithermal copper and gold system within a 2.5km x 2.5km area and contains numerous lodes including the Golpu copper gold porphyry, the Nambonga gold copper porphyry and the Wafi epithermal gold lodes. The Wafi gold mineralization is hosted by sedimentary/volcanoclastic rocks of the Owen Stanley Formation which surrounds the intrusive Wafi Diatreme. Gold mineralization occurs in the form of extensive high-sulphidation epithermal alteration overprinting porphyry mineralization and epithermal style vein-hosted and replacement gold mineralization with associated wall-rock alteration.

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

Project Status: The fiscal 2014 drill program undertaken at Wafi-Golpu comprised 15,300m and was undertaken in order to improve orebody knowledge for the Golpu deposit and surrounds for informing various pre-feasibility studies and development concepts.

The Wafi-Golpu deposits were developed as part of an intrusive complex localized within the Wafi transfer structure. The intrusive complex has a footprint of roughly 2.5 by 2.5 kilometer, centered on a diatreme breccia. Golpu represents a zoned multiphase porphyry copper-gold deposit off the northeastern margin of the diaterme. The potassic core (K feldspar-biotite-magnetite-bomite-chalcopyrite) of the mineralized porphyry grade outwards into propylitic alteration (chlorite-epidote-pyrite +/- hematite). Wafi represents a high-sulphidation epithermal gold deposit. The main gold zones defined to date are located on the southern margin of the diatreme breccia. However, the epithermal gold mineralization and its associated alteration zones are widespread, and partly overprints the upperlevels of the mineralized Golpu porphyry.

At Golpu, drilling has demonstrated better continuity of the mineralized porphyries in the upper portions of the deposit and extended the known high grade zones. The fiscal 2014 drilling results have enabled more detailed geological interpretations and modeling. The high grade porphyry is now interpreted to dip 70 degrees west with an 80 degree north plunge between the major post mineralization faults. This has resulted in larger apparent throws on the thrust faults such that fault-separated domains are now modeled as independent zones in the grade estimation with no assumed grade correlation between adjacent domains.

No more resource definition drilling is planned for the Golpu deposit in the short term. The drill scope for fiscal 2015 comprises approximately 9,000m for the completion of a hydrogeology data acquisition program and geotechnical drilling focused on planned infrastructure facility design.

Pre-feasibility study:

A pre-feasibility study, completed in September 2012, presented a development approach that was considered to be capital-intensive, restricted by a long payback duration, and a high residual risk profile. These key elements were considered unfavorable to the owners and potential investors in the foreseeable investor climate at that time. A revised project development brief was aimed at optimizing capital costs and improving the enterprise risk profile to align with owner and investor expectations. A “Think-Tank” initiative commenced in mid 2013 with the assessment of alternative mining methods, stand-alone options and combined options in which the Golpu and Wafi resources were considered separately and collectively, and in the context of the Golpu Upper Mine and a Golpu Lower Mine.

In late 2013 a decision was taken to convert from an owner executed model to an owner managed model for ongoing study execution. This led to a reduction in the size of the owner’s study team and the appointment, following a competitive tender process, of Worley Parsons TWP South Africa (“WPTWP”) to the position of lead study consultant. The scope of work for WPTWP was to complete both a Feasibility Study (“FS”) for an early underground access exploration shaft and a Pre-Feasibility Study (“PFS”) Optimization Study.

The initial design for an early access exploration shaft was completed but the change in proposed mine plan, that included mining the upper resource blocks first, meant the data acquisition for the lower mine which was the primary objective of the exploration shaft was no longer a priority. The PFS for the exploration shaft was closed out and shelved.

As part of the PFS Optimization Study, analysis of numerous options resulted in four, high grade, Sub Level Cave (“SLC”) start-up mine options developed to a conceptual level. These options are being further developed to the PFS level of accuracy by the second quarter of fiscal 2015. An additional concept study is underway in parallel with the PFS Optimization Study evaluating a block cave operation in the lower orebody to maximize the resource extraction and demonstrate the longer term potential for a large, long life operation.

The SLC start-up mine studies will form the foundation for the completion of a Golpu feasibility study which is expected to be completed in the first half of fiscal 2016.

Wafi Transfer Structure & Regional Targets

Introduction: The Wafi structural corridor is outlined by the faulted contact between the Babwa conglomerate and the Owen Stanley metamorphics. It comprises over 17km of strike with a number of prospects defined by high tenor gold and copper-gold geochemistry in stream sediment sampling. The entire corridor ranks as a high priority target for major mineralized gold and porphyry copper-gold systems similar to Wafi Golpu.

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

Project Status: The work program on the Wafi structural corridor during fiscal 2014 focused on mapping and sampling the northeast strike extension of the transfer structure from the Wafi-Golpu deposit. Some 490 rock chip samples and 331 soil samples were collected in the latter part of the year with the aim of completing the systematic geochemical and geological coverage over the area. Some encouraging rock chip and soil values have been returned from the Miapilli and Zenapu areas, but the bulk of the assays from the program remain outstanding. Interpretation to put results in context with the geology is ongoing.

Hidden Valley District Exploration

Introduction: Brownfields exploration work has focused in the area encompassing the historic gold mining center at Wau, located approximately 10km to the northeast of east of the Hidden Valley mine. Results from systematic soil sampling and mapping has been highly encouraging, with several new targets defined with excellent potential for high-grade satellite resources to supplement the mill feed.

Geology: Fieldwork in the Wau-Hidden Valley district has confirmed a 2 stage alteration and mineralization history that is closely associated with the intrusion of high level porphyries and local development of hydrothermal breccia. Stage I is interpreted to represent an earlier, hotter event that formed at depths of >500-1000m while Stage 2 represents a younger, shallower level 500-100m event characteristically associated with carbonate-base metal—quartz veining and argillic to adv. argillic alteration halos. While both stages are known to be associated with notable gold mineralization the later stage 2 event is inferred to have played a more important role in the development of sub-economic and economic deposits within the district with examples being: Wau, Edie Creek, Kerimenge (high grade non-refractory overprint), Hidden Valley (later gold overprint) and Kulang.

Various levels of the system are exposed. For example in the Wau area, a maar lake complex with flow banded rhyolite domes and associated aprons of crumble breccia are preserved, with epithermal gold mineralization structurally controlled and accompanied by argillic alteration. At Hidden Valley mineralization is deeper level, with carbonate base metal gold mineralization hosted in structures within granodiorite.

Project Status: Extensive mapping and surface sampling (663 samples) was conducted during the year with several targets developed to drill testing in fiscal 2015. These will include 11Peg and Upper Namie.

Wau (EL497): Drilling at Wau comprised three holes for 1,203m. The drilling was undertaken to test interpreted depth extensions from the Upper ridges lodes and outlined a sequence of altered and mineralized volcanics and volcanic breccia overlying black shale. The contact between the two units is displaced by faulting, and the sequence intruded by andesite porphyry. Although no ore grade intercepts were achieved, widespread alteration and broad anomalous gold mineralization was obtained in the overlying volcanics which ties in with results being returned in the surface mapping / sampling program.

Other — Morobe regional exploration

Regional exploration activities were scaled back in favor of brownfield target development at Hidden Valley and prefeasibility work at Wafi Golpu. As a result several greenfield tenements were rationalized including EL1403, EL1630, EL1631, EL1612 which accounts for the net reduction in tenure from fiscal 2013 (4,173km2) to fiscal 2014 (2,057 km2).

Garawaria Prospect (EL1629): In fiscal 2014 two drill holes (982m) were completed to finalize the work program before the camp was placed on care and maintenance. Results included broad intervals of Au anomalism accompanied by elevated pathfinder elements including arsenic, antimony, lead and zinc. A tollgate report to put the results in context with the geology and geophysics is planned.

100% Harmony PNG tenements

A total of A$6.6 million (K15.3 million) was spent on greenfields exploration outside of the Morobe JV on Harmony-owned projects in fiscal 2014. Turnover and rationalization of Harmony’s 100% owned greenfields portfolio has resulted in a significantly reduced tenement holding comprising 1,125 square kilometers; a 70% reduction in the size of the tenement portfolio year on year. Key changes include:

•	Amanab Project in the Saundaun Province of PNG: Closeout and relinquishment of the project was completed after follow-up work downgraded the bedrock potential of the system;

•	Tari Project located in the Southern Highlands Province: Exploration continued with prospect turnover resulting in surrender of EL1785 and EL1786, and pegging of the adjacent Kili Teke prospect in EL2310, where previous explorers have outlined a major alteration zone over several square kilometers with associated Cu-Au porphyry and Cu-Au skarn mineralization; and

•	Magavara Project in the Milne Bay Province: Represents a new exploration license application encompassing one of the highest order stream sediment gold anomalies in the historic PNG dataset. Localized alluvial gold workings occur in association with the stream sediment anomalies, but to date no drill testing has been completed to date to explain the bedrock source.

During fiscal 2014 a country wide assessment of over 140 PNG prospects and projects was also completed. In light of the current gold price environment, Harmony continues to actively monitor tenement changes for new opportunities to enhance the portfolio.

HGEL tenement portfolio:

HARMONY
PAPUA NEW GUINEA
OPERATIONS

INDONESIA
PAPUA NEW GUINEA
AUSTRALIA

Harmony MMJV
1 Wafi-Golpu
2 Hidden Valley
Harmony Gold (PNG) EXPLORATION PROJECTS
3 Kili Teki
4 Magavara
Relinquished tenure
5 Amanab
6 Hirane
7 Tari
8 MMJV
Grasberg
Frieda River
Ok Tedi
Porgera
Wewak
Madang
Rabaul
Kili Teki
TARI
Kainantu
Lae
Wafi-Golpu
Hidden Valley
Daru
Port Moresby
Magavara
LEGEND
New Guinea Mobile Belt
Papua Ultramafic Belt
Aure Trough
WAFI-GOLPU
N
0
400
800
Kilometres

Amanab Project (Harmony 100%)

Introduction: The Amanab Project covered 464km² (114,656 acres) in the West Sepik Province and encompasses the Amanab alluvial goldfield, which is one of 17 recognized alluvial goldfields on the PNG mainland.

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

Project Status: In fiscal 2014 the tenement was relinquished after the size potential of the system was downgraded and no further work was recommended.

On ground activities were focused on drill target development at the Yup east prospect with trenching and surface sampling (475 samples) completed to outline the footprint of the main vein system. Trenching across the central section of the main obtained significant intervals of high grade gold mineralization. However, trenching along strike constrained the strike to less than 150m, and showed that vein habit was typically thin (up to 4m).

Mapping together with the vertical trench profiles through the alluvial cover indicates multiple phases of uplift/erosion and deposition in the Amanab region since the Oligocene and the earlier intrusion of the metadiorite. The apparent disparity between occurrences of widespread alluvial gold and relatively minor but high-grade insitu gold veins in the bedrock is interpreted as the result of the multiple erosional/depositional events, with successive events combining to rework and concentrate the gold into the form of the current day alluvial field.

Tari Project (Harmony 100%)

Introduction: The Tari Project comprises 511.5 square kilometers in the Southern Highlands of PNG and is focused on development of major gold and porphyry copper-gold targets. Geologically the Tari project is located in the Papuan fold belt which contains world class deposits including the Grasberg, Ok Tedi copper-gold porphyry deposits, and Porgera epithermal gold system.

Geology: The tenements are located in Miocene carbonates, intruded by Late Miocene/Pliocene dioritic to monzonitic intrusions within the Papuan Fold Belt. Intrusive centers tend to be localized on northeast trending transfer similar to the northeast trending Porgera transfer.

Project Status: During fiscal 2014 first pass sampling and mapping was conducted over a number of target areas including Kagoma, Dogoma, Koroba, and Mt Pagaruma with over 700 samples collected. First pass drill testing at Lake Kopiago (2 holes/890m) was also completed. Results obtained from this regional work were only weakly anomalous, which led to the relinquishment of EL1786 and 1785. However, over the course of the work program the ground immediately west of EL1786 encompassing the anomalous drainage area and alteration footprint over Kili Teke prospect became available, and a new exploration license EL2310 was lodged successfully.

Kili Teke Prospect (EL2310): The Kili Teke prospect lies approximately 40km west-northwest of Porgera. The area was first outlined by CRA Exploration Pty Ltd after regional drainage sampling in 1987 returned anomalous gold in float samples from the Logaiyu river. Follow-up mapping and sampling has since highlighted a potentially large Cu-Au porphyry style hydrothermal alteration system. Contact skarn mineralization has also been mapped variably developed at or adjacent to intrusive wall-rock contacts. Key aspects picked up from the work completed to date include:

•	High-grade potential;

•	Multiphase complex: several porphyry phases defined to date with additional zones of hydrothermal breccia developed;

•	Leached and oxidized: development of secondary copper minerals in most of the material sampled to date;

•	Alteration: dominated by variably developed pervasive clay ± sericite + pyrite (phyllic) alteration, overprinted locally by fracture controlled patchy chlorite ± pyrite ± epidote ± carbonate (propylitic) alteration; and

•	Geology and structure:

•	Evidence of younger porphyry phases intruding Tertiary limestone / siliciclastic host sequence (same host stratigraphy as Ok Tedi and Grasberg);

•	Significant northeast trending transfers identified.

Mapping outside of the 1.5 by 0.5 km target zone defined by previous explorers suggests potential for a significantly larger system masked by limestone cover and development work planned for fiscal 2015 has been designed to vector to the hotter, copper rich parts of the mineralized system. This includes surface geochemistry and detailed mapping, geophysics including ground magnetics and a 3D induced polarization survey, and drill testing.

Magavara Project (Harmony 100%)

Introduction: The Magavara Project tenement area is located in the Milne Bay province, 100km west of Alotau. The tenement application (ELA2316) comprises 614 square kilometers and was lodged to assess potential for new gold district in PNG. Although the tenement encompasses one of the highest order gold drainage anomalies in the historic exploration data, the area remains underexplored with no previous drill testing.

Geology: Gold anomalism is associated with a number of syenite intrusive bodies, and is accompanied by anomalous base metals. The alkalic intrusives are hosted in Jurassic / Cretaceous metasediments, however mapped pockets of Pliocene conglomerates suggest an extensional setting for the mineralization, similar to the Tolokuma area and at the Wau graben.

Project Status: Mining wardens hearings were conducted as part of the tenement application process in June, with full support from local communities. At this stage reconnaissance work is scheduled for the second half of fiscal 2015.

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

A draft Mineral and Petroleum Resources Development Amendment Bill, 2012 (“MPRDA Bill”) was published in December 2012 for comment. On March 12, 2014 the bill was approved by the National Assembly and is awaiting the President of South Africa’s approval. As a result of the uncertainties surrounding the bill, many changes are expected and we cannot yet determine the full impact that the draft bill may have on our business.

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

Harmony is, through the Chamber of Mines of South Africa, working closely with government to ensure that the MPRDA Bill is drafted to support continued investment in mining in South Africa.

The Mining Charter was signed by the government and stakeholders in October 2002 and contains principles relating to the transfer, over a ten-year period, of 26% of South Africa’s mining assets (as equity or attributable units of production) to HDSAs, as defined in the Mining Charter. In order to measure progress in meeting the requirements of the Mining Charter, companies are required to complete a “Scorecard”, in which the levels of compliance with the Mining Charter can be ticked-off every year. The Mining Charter and Scorecard require programs for black economic empowerment and the promotion of value-added production (beneficiation) in South Africa. In particular, targets are set out for broad-based black economic empowerment in the areas of human resource and skills development; employment equity; procurement beneficiation and direct ownership. In addition, the Mining Charter addresses socio-economic issues such as migrant labor, mine community and rural development, and housing and living conditions.

Following a review of the progress made by the mining industry after the first five years of implementing the provisions of the Mining Charter, the DMR amended the Mining Charter and the Revised Mining Charter was released on September 13, 2010. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirements by mining companies to:

•	facilitate local beneficiation of mineral commodities;

•	procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers of which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014. These targets will however be exclusive of non-discretionary procurement expenditure;

•	achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (EXCO) level, core and critical skills, middle management level and junior management level;

•	invest up to 5% of annual payroll in essential skills development activities; and

•	implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.

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

The Mineral and Petroleum Royalty Act 28 of 2008 and the Mineral and Petroleum Royalty Administration Act 29 of 2008 were assented to on November 21, 2008 with the commencement date set as May 1, 2009. However, the date on which royalties became payable was deferred to March 1, 2010. Royalties are payable to the government according to formula based on earnings before interest and tax. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for gold. For fiscal 2014, the average royalty rate for our South African operations was 0.67% of gross sales.

Papua New Guinea

According to the Mining Act of 1992 (PNG) mineral rights in PNG belong to the government of PNG, which has a statutory right to acquire up to 30% of any project at the historic exploration cost prior to grant of a mining lease.

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

There has been a significant rationalization of Harmony’s (100%) tenement holding in PNG and Harmony now manages two main project areas, which include the Tari project in the Southern Highlands and the Magavara project in the Milne Bay Province for which a tenement application was submitted.

In PNG there are no applicable exchange control restrictions but the PNG central bank does have to be informed of all transactions and has to approve lending facilities and interests rates charged.

In PNG, a mining legislative and tax regime review has been commissioned whereby various PNG government agencies are involved in the process. The policies and legislation being reviewed are the Mining Act 1992, Mining Safety Act 1997, Mineral Policy and sector policies including offshore mining policy, sustainable development policy, involuntary relocation policy and mine closure policy. The Chamber of Mines and Petroleum of PNG as the representative industry body has been collating information from industry participants regarding the review of current legislation and policy as part of the response to the governments mining legislation review. Harmony is represented on the chamber’s sub-committee and is actively participating in discussions.

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

A board-approved environmental policy supports the strategy of optimizing environmental performance by:

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

During fiscal 2013, the environmental policy was updated and was approved by the board. This sets out our commitment to closing our mines in a way that ensures long-term environmental stability and a post-mining beneficial land use that promotes sustainable livelihoods in the communities where we operate. The revised policy also articulates our understanding of the total life cycle of our product – we will promote the responsible refining, beneficiation and use of our product within our sphere of influence. The policy forms the basis of the environmental system across the Harmony group.

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

The aggregate group target for reducing fresh water consumption (water use for primary activities) in kiloliters (“KL”) is a 4.5% improvement by fiscal 2018, based on a 2013 base year.

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

Environmental performance

Use of resources

Water

Harmony’s operations use significant amounts of water, and access to this resource is vital for the growth of our assets. Although we have an adequate supply at present, water is fast becoming a scarce resource.

Similar to the previous year, internal risk assessments in fiscal 2014 identified risks and opportunities directly linked to Harmony’s business strategy, with the major climate change risk being a change in rainfall patterns and the attendant risk of intermittent water supply. Intermittent water supply could pose a significant threat to the operational continuity of our mines and therefore the profitability of our business. Harmony has adjusted its strategy to reduce its dependency on existing groundwater infrastructure, and a group-wide campaign to re-use processed water continues to produce excellent results.

The holding capabilities of water dams at Kusasalethu have been upgraded to enable them to cope with the greater volumes. At Kalgold, a comprehensive geohydrical assessment informed a revision of the water balance. Technical changes were implemented at the plant and tailings storage facilities to ensure maximum recovery of water for re-use. Similar work regarding capacity management as well as water efficiency has been completed at Doornkop.

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

Both our absolute water consumption and intensity usage declined in fiscal 2014. The total amount of water used for the Harmony group’s primary activities in fiscal 2014 reduced by 11% from 18,556,000 cubic meters in fiscal 2013 to 16,495,284 cubic meters.

The following drought-risk mitigation initiatives continued in fiscal 2014:

•	installation of additional boreholes to supplement the water supply and ensure no mine stands idle owing to lack of water;

•	implementation of process changes to improve water efficiency;

•	optimization of water separation and recycling systems; and

•	construction of larger return-water dams and the installation of large covered tanks to reduce evaporation.

Acid mine drainage

Acid mine drainage, or acid rock drainage, is the occurrence of highly acidic water, usually containing high concentrations of metals, sulphides and salts as a consequence of mining activity. Major potential sources of acid mine drainage are drainage from underground mine shafts, run-off and discharge from open pits and mine waste dumps, tailings and ore stockpiles.

We manage fissure water at all our operations. Where there is a risk that rising water levels underground have the potential to hinder access to our own ore reserves or those of other operations or to harm the environment, water is pumped to surface. Our water management strategy includes intercepting this water before it is polluted underground. When brought to surface, it is consumed as plant intake.

In fiscal 2012 and fiscal 2013, geo-hydrological assessments were undertaken in the Free State region, Kalgold and Doornkop. In terms of acid mine drainage, the studies confirmed there was no risk of decant from the Free State operations, or Kalgold. From the perspective of surface water pollution, rehabilitation is being prioritized at the joint metallurgical scheme site and the acid plant site in the Free State, as well as at decommissioned shafts and infrastructure in the Free State and at Kusasalethu.

Harmony continues to work closely with regional partners to identify the longer-term risks of acid mine drainage and establish sustainable solutions.

Harmony carried a third of the costs of pumping and treating fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (“KOSH”) Basin for nearly five years. This followed a directive from the Department of Water Affairs. Once the land in question was sold to another mining group in 2009, Harmony requested the department to withdraw the directive given that the relevant section (section 19) of the National Water Act does not provide for holding people responsible for pollution in perpetuity once they are no longer connected to the land. After the department refused to withdraw the directive, Harmony lodged an application in the High Court to have this set aside. The case was heard in October 2011 and judgment handed down in June 2012. The judge dismissed Harmony’s application to have the directive set aside and made no order on cost, stating his view that Harmony was not a frivolous litigant as it “… raised constitutional issues of importance aimed at vindicating a constitutional principle of legality”. Harmony had applied for leave to appeal. The Constitutional Court ruled on this matter, dismissing the Company’s leave to appeal on the basis that there was no prospect of success. Harmony had subsequently entered into separate negotiations with the claimants. Subsequent to year-end, Harmony made payments to the two claimants in the matter as full and final settlement.

Water is being discharged from our Doornkop operation under directive and is in the process of being licensed. Based on the draft license received, Doornkop is able to comply with its licensing conditions. An intensive water-monitoring program is in place and reporting to the regulator takes place routinely.

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

After the electricity supply crisis in 2008/2009, domestic tariffs have increased steadily and are scheduled to rise further in the year ahead. Following a 25% increase in fiscal 2010 and fiscal 2011, with a further16% in fiscal 2012, 9.6% in fiscal 2013 and 8% in fiscal year 2014, these cumulative increases have catapulted energy efficiency from an environmental consideration to a business imperative. There remains a possibility that the tariffs might, next year, increase even higher than the previous few years.

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

Harmony is committed to reducing its energy consumption and has worked closely with Eskom to manage its electricity use and peak demand both before and after the energy crisis. The Company has implemented a number of efficiency projects during fiscal 2014 resulting in a saving of 61,158 MWh. More projects will be implemented during fiscal 2015. Harmony has also actively engaged with Eskom in demand-side management (“DSM”) strategies to reduce electricity consumption during peak periods such as early morning and late afternoon. This involves measures such as timing pumping to coincide with cheaper off-peak periods, making more efficient use of Eskom tariffs that reward load-shifting, and improving the efficiency of pumping operations.

We installed sophisticated equipment and variable speed motors that reduce the surge in power consumption when a pump is started. While the software supporting these systems has been complex and costly to develop and implement, significant savings are reflected in lower electrical energy consumed. We have several projects that have been approved by Eskom for partial DSM funding. By the end of fiscal 2014 13 projects have been implemented and six were ongoing. A further 15 energy efficiency projects are planned for fiscal 2015, and for which approval for Eskom funding is pending.

Renewable energy initiatives

NERSA approved renewable energy feed-in tariff guidelines in 2009. Although there is ongoing debate on certain issues in these guidelines, this is slowly stimulating the development of renewable energy in the country as it becomes more feasible to invest in these options. At present, Harmony is considering a number of renewable and alternate energy projects, prioritized below:

•	Bio-energy – the feasibility study was concluded for a project to develop biomass capability in the Free State, and implementation began in August 2014. The intention is to convert rehabilitated land as part of the provincial rehabilitation initiative into value-creating opportunities for local communities. We will convert electrical heating (and heating by polyfuel) of elution water at our gold plants to gas heating.

•	The Harmony Solar Park aims to develop solar capability at Kalgold to feed into the Eskom grid. This proposal was submitted into the public tender process in August 2013. The Department of Energy (“DOE”) was still in the process of reviewing all applications.

•	Photovoltaic – feasibility study completed for 1MW photovoltaic power plant in the Free State.

•	Carbon sink – Harmony has completed a pre-feasibility study on establishing a plantation on impacted land. The feasibility study will resume during fiscal 2015.

•	Turbines – Harmony will convert its turbines at Kusasalethu to deliver power using mine water being transported underground from surface.

•	Solar geysers – replacing electrical with solar geysers at Harmony-owned villages.

Climate change and greenhouse gas emissions

Harmony remains focused on reducing the use of fossil fuels and developing initiatives to mitigate and absorb GHGs to reduce its carbon footprint.

In fiscal 2014, Harmony increased its South African electricity consumption by 91.18 GWh and emissions by 90.63 t CO2e (fiscal 2013: 186.6GWh and 184.767t CO2e). Electricity consumption in fiscal 2013 was lower due to suspension of operations at Kusasalethu as a result of safety and labor unrest that occurred for a period of approximately four months. Our challenge remains to create an enabling environment and allocate adequate resources to achieve our goals and commitments.

In 2014, Harmony submitted its eighth response to the Carbon Disclosure Project. The year on year progress is encouraging; in fiscal 2013, Harmony scored a 98% Gold rating on the Disclosure Index and an A-Band Platinum rating on the Performance and Leadership Index, ranking in the top 10 out of the top 100 Johannesburg Stock Exchange Limited (“JSE”) participating companies (in fiscal 2012, we scored 98% to rank third). Harmony and Anglo American are the only two mining companies of the JSE top 100 that had achieved an A-Band performance. Of the JSE top 100, only eight companies achieved A-Band ratings.

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

Government’s focus remains to actively consult with industry on developing carbon budgets to identify an “optimal combination” of mitigation actions to strike a balance between South Africa’s socio-economic imperatives, especially creating and preserving jobs, as well as the need to manage climate change impacts and contribute to global efforts to stabilize GHG concentrations. Government has initiated the project to develop the desired emission reduction outcomes in July 2014 and expect to complete the project in December 2014, where the carbon budget will be allocated to various sectors.

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

While Harmony is not conceptually opposed to using financial instruments as incentives in reducing emissions, we remain concerned about the potential impact on the industry’s competitiveness. We are working with both the industry task team on climate change and the Chamber of Mines of South Africa to understand the implications for our business and optimal mechanisms to further promote emission reduction. We also participate in the Department of Environmental Affairs’ project for the development of the desired emission reduction outcomes (“DEROs”) and mix of measures for the sectors and subsectors of the economy.

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

The largest portion of GHG emissions is predominantly electricity-related, with electricity expenditure amounting to 13% of Harmony’s operational costs in South Africa. While cost management is clearly a strategic issue for Harmony, of even greater importance is that energy supply be constant and reliable, given the implications of loss of energy on both production and health and safety. GHG emissions regulations, which would increase the price of energy, will affect Harmony significantly, as will regulation that stipulates emission thresholds, or sets technology standards that may result in insecure energy supply. Already certain compliance costs from power suppliers are being passed on to the Group in the form of price increases. For instance, in South Africa since 2009, Harmony has paid a levy of R0.02 to R0.03 per kilowatt hour for electricity generated by fossil fuels. These levies may increase over time and additional levies may be introduced in future in South Africa, which could result in a significant increase in our costs.

Land management, biodiversity and conservation

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

Biodiversity management plans are implemented at all sites, either through their respective mine closure plans, environmental management programs or environmental management plans or specific biodiversity action plans. Biodiversity action plans involve the protection and conservation of indigenous plants as well as the planned, progressive removal of alien and invasive plant species.

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

In fiscal 2014, we continued implementing a rehabilitation strategy for decommissioned operations in the Free State and at Kusasalethu’s Deelkraal section in Gauteng. This focuses on reducing environmental liability, eliminating potential safety and health exposures for both our people and society in general.

The following conservation projects are underway in the Free State:

•	The Avianator Program – In partnership with BirdLife South Africa, Harmony provided the financial resources to design the curriculum and the funds for its implementation to enable BirdLife to roll out delivery of the course to ten underprivileged schools during fiscal 2014.

•	Conservation of the Sungazer Lizard – Harmony signed a memorandum of agreement with and made a donation to the Endangered Wildlife Trust aimed at conservation of the Sungazer Lizard (Smaug giganteus); and

•	Flamingo conservation project – partnership involving government, Harmony, NGOs and other private entities working towards a unified solution to flamingo conservation and protection in the Free State.

ISO14001 implementation

An ISO14001 EMS is being introduced progressively across our operations, and it is planned that the implementation program at the longer-life operation will be completed in 2015. In fiscal 2010, Harmony reviewed its strategy on ISO 14001, deciding that all operations would comply with these standards while all new and long-life assets would be ISO-certified within three years. This decision was aligned to our business strategy for scaling down certain operations while developing others. Given that a few of our assets are nearing the end of their lives, implementing a certification system would add only short-term value. All our operations with approved environmental management programs (“EMPs”) have outlined closure principles, which will be expanded once these operations (such as Steyn 2 and Unisel) near final closure. Long-life assets that will benefit from continuous improvement were therefore prioritized for certification. These long-life assets are: Doornkop, Kusasalethu, Kalgold, Bambanani, Masimong, Phakisa, Tshepong, Saaiplaas, Target 1 and 3, Joel and all new projects. Operations currently certified are: Doornkop, Kusasalethu, Kalgold, Phakisa, Tshepong, Masimong, Target 1&3. Bambanani and Joel will be certified at the end of fiscal 2015.

In fiscal 2011, Doornkop plant and Kusasalethu were certified to ISO 14001 standards. Kalgold was certified in the first quarter. Tshepong, Phakisa, Masimong, Target shaft, Target plant and Harmony 1 plant received ISO 14001, OHSAS 18000 and ISO 9000 certification by the end of fiscal 2012. All certified operations maintained their certificates during the fiscal 2014. Implementation at other operations is ongoing, and action plans to address all high-risk impacts are under way.

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

As required by the MPRDA, an environmental management program have been drawn up for each operation, submitted and approved by the DMR. These plans are amended when necessary and resubmitted to the department. Harmony’s operations are legitimate water users, operating under associated permits, licenses or directives. At Kalgold, Harmony has applied for a water use license and requested an interim directive. The license has been recommended for issuance by the civil engineering sub-directorate of the department of water and sanitation to the licensing committee.

Integrated water use licenses were submitted for all operations as early as 2006.

Doornkop has received a draft water use license, and the final license is imminent. After initially submitting an application in 2006, a re-submission of the water use license application was lodged in August 2011 to include additional water uses.

In April 2014, integrated water use licenses for both Kusasalethu and Kalgold mines have been recommended by the Department of Water and Sanitation’s civil design directorate to the Department of Water and Sanitation’s water licensing committee.

Other key legislation for the Company includes compliance with the National Environmental Management Act, National Water Act and the National Nuclear Regulator Act. Harmony has received an exemption from the nuclear regulator’s certificate of registration process as radiation levels are fairly low for Kalgold.

Harmony received no environmental fines or sanctions in fiscal 2014. Issues being addressed at present include:

•	At Kalgold, we are re-evaluating our rehabilitation strategy and final land-use proposed for the D-zone pit. We remain in discussion with the departments of mineral resources and water affairs in reaching an agreed sustainable solution; and

•	an in principle approval to access the excess funds in the trust funds has been received from the DMR to support accelerated rehabilitation to reduce the environmental footprint.

Significant environmental incidents

Significant incidents are defined as those that have an impact outside the Group’s boundaries, which may cause irreparable harm or which require significant expenditure to remedy. In fiscal 2014, the following significant environmental incidents were reported:

•	Kusasalethu – return water dam overflow to Wedela stream after heavy rainfall;

•	Kusasalethu – a third-party company operating a waste water treatment works adjacent to Harmony’s pollution control dam inadvertently discharged raw sewage into the dam resulting in the death of fish;

•	Kusasalethu – the motor on the vertical spindle pump returning water emanating from the main surface fans, failed, resulting in water overflowing at the pump sump into the storm water system; and

•	Hidden Valley – overflow of sewage directly into the environment.

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

The accumulated amount in the various South African rehabilitation trust funds was US$213 million at the end of June 2014 (2013: US$201 million), while the total rehabilitation liability was estimated at US$ 208 million (2013: US$213 million). We have guarantees for the environmental liabilities amounting to US$43million (2013: US$35 million). US$2 million was contributed to the funds, following the receipt of amounts owed to the Company by the liquidators of Pamodzi. No contributions were made to the trust funds during fiscal 2013.

The assets of each mine within each fund are ring-fenced and may not be used directly to cross-subsidize one another without the authorization from the regulator.

Papua New Guinea

Our PNG operations are in various phases of activity including exploration, pre-feasibility study and operations. We are subject to applicable environmental legislation including specific site conditions attached to the mining tenements imposed by the PNG Government Department of Environment and Conservation (“DEC”), the terms and conditions of operating licenses issued by the PNG Mineral Resources Authority (“MRA”) and DEC, and the environment permits for water extraction and waste discharge issued by DEC. In the fourth quarter of fiscal 2014, the PNG Parliament approved the change of the Department of Environment and Conservation to the Conservation Environment Protection Authority and this change is expected to be completed in early 2015.

All PNG operations have departments and personnel dedicated to environmental matters who are responsible for implementing the Company environmental management programs, monitoring the impact of mining on the environment and responding to impacts that require specific attention outside of the normal program of environmental activities.

Environmental management and auditing

The PNG DEC commissioned a third party compliance audit of the Hidden Valley mine in 2010 following stakeholder concerns about sedimentation impacts on the Watut River. This led to the development of a DEC-approved environmental improvement plan to address compliance concerns and the appointment of an external stakeholder advisory panel. During fiscal 2014, 38 of the 40 outstanding actions were completed to implement the environmental improvement plan (“EIP”) for Hidden Valley. The outstanding actions are the implementation of a solid waste management system and the optimization of the sewage treatment plant operation to ensure all water discharged from the plant is within permit requirements. The outstanding actions will be completed during fiscal 2015. The joint venture is currently negotiating with the DEC for the inclusion of further improvement actions in the EIP. The project’s relationship with key stakeholders remains good and the joint-venture partners continue to be guided by advice from the stakeholder panel and the technical advisory committee (an expert, independent and multi-stakeholder body).

Use of resources

Water

The Hidden Valley mine receives an average of three meters of rain each year, coupled with annual evaporation of about one meter. The excess rainfall, combined with steep unstable topography, creates significant water management challenges for the mine. Rainfall run-off must be controlled to prevent erosion and sediment run-off to the river system. Site-water use must also be conserved to limit volumes of contaminated waste water discharged into the river system. These waste-water streams include sewage effluent and discharge water from waste rock dumps and the tailings storage facility (“TSF”).

Conserving process water is particularly important because TSF discharge water must first be treated to remove cyanide, prior to discharge. Water is discharged so as to maintain a small ponded area on the TSF which, in turn, is necessary to maintain the integrity of the TSF. The minimum volumes of raw water are therefore drawn from the river system for key processes. This draw, however, in combination with high rainfall and low evaporation creates a high positive water balance, necessitating a high rate of discharge from the TSF and limiting the opportunity for process water recycling. Minimizing raw-water use is also important in protecting the project against occasional El Nino droughts when volumes of available river water are greatly reduced.

Despite the strong focus on limiting water use, the primary water usage at the Hidden Valley mine increased during the year, from 699,000 m3 in fiscal 2013 to 768,000 m3 in fiscal 2014.

Construction of the Hidden Valley mine has contributed to sedimentation in the Watut River system. This has caused concern among downstream communities living on the river banks. In fiscal 2010, the joint venture partners commissioned a series of studies to assess current and future impacts on this river system. These sediment and biological studies indicated impacts on the Watut River, partly from activities at Hidden Valley and from other sources along the river. Evidence of acid rock drainage (low pH and elevated dissolved metals) has been observed at the toes of the waste rock dumps and the uppermost points of Kaveroi Creek just below the Hidden Valley Mine Pit. The addition of lime to Pihema Creek downstream of the mine operations helps to reduce the dissolved metal levels and maintain the alkalinity of the Watut River. The surface water run-off also contributes to the dilution of the dissolved metals downstream of the mine.

The joint venture’s annual environmental report for the 2013 calendar year, as submitted to the DEC, highlighted a number of performance improvements at Hidden Valley compared to the prior year. The dissolved metal levels at Nauti are in compliance with the Environmental Permit criteria with occasional manganese spikes. The dissolved cobalt level is a PNG criteria issue and is being addressed by the PNG Department of Environment and Conservation.

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

Energy consumption

In the third quarter of fiscal 2011, Hidden Valley was connected to the new hydropower transmission line, part of the PNG electricity grid. While Hidden Valley is currently drawing 70% (fiscal 2013: 60%) of its requirements from the national grid, this has already significantly reduced reliance on diesel-generated power on site and the amount of fuel to be trucked to this remote site. Management is cautiously confident of securing a higher percentage of grid power, with the target of over 90% hydro power within the next two years.

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

In constructing the Wafi-Golpu site, we are drawing on lessons learned at Hidden Valley and elsewhere to develop a design tailored to be as environmentally responsible as possible – with appropriate health, safety, procurement and community elements. All design criteria consider the use of energy efficient options, with the design of plant and infrastructure characterized by energy efficiency and conservation.

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

Land management, biodiversity and conservation

Land is a significant resource in the largely mountainous terrain of PNG, and any land clearing is managed by permit from the environment and community affairs department. Hidden Valley follows a strategy of progressive rehabilitation, with a high-capacity nursery continually hardening thousands of seedlings for rehabilitation planting in and around the mine.

Although Hidden Valley mine is not located in a biodiversity protected area, five IUCN Red List species could occur in the vicinity of the mine. There is no evidence that the mine has affected this critical habitat.

Significant environmental incidents

Significant environmental incidents reported in fiscal 2014 included the accidental release of untreated sewerage to the environment. Downstream sampling after the incident showed there had been no significant impacts and actions have been taken to prevent a recurrence. All incidents were fully addressed.

Financial provision

A closure plan has been developed for Hidden Valley, with a provision for rehabilitation and closure liabilities of US$52.9 million.

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

PNG has a significant mining industry, and a developing system of occupational health and safety. The PNG Mining (Safety) Act of 1977 is the principal legislation, which addresses a range of issues such as working hours, minimum safety and reporting requirements. Other legislation and regulations also apply. The PNG Mining (Safety) Act and Regulations are currently under review as part of the overall review of mining legislation in PNG.

Management approach to safety

At Harmony, the safety and health of our employees and contractors is not only a moral imperative but essential for creating a sustainable, responsible business. Safety is our key priority and one of our five values. The safety and health of employees and contractors is of the utmost importance, as without a safe and healthy workforce we cannot be productive and profitable.

We aim to eliminate and prevent all fatalities and work-related injuries and illnesses by promoting a culture that gives priority to health and safety.

Our safety strategy includes behavioral aspects, competency training and development, and risk management as well as research and new technologies. We believe safety in the workplace can be addressed only through a co-operative approach that ensures the right infrastructure is in place – from systems and planning, to communication and training. We also believe management and employees must accept joint responsibility for their actions. It is therefore imperative that the working environment empowers people – management, supervisors, workers and union representatives – to stop work and withdraw from the mining area when they feel it is unsafe, or prevent others from acting in an unsafe way.

Equally, safety is about attitudes and mindsets. We have renewed our focus on implementing, communicating and reinforcing safety in the workplace. All operations have introduced a management visible felt leadership program and such visits are scheduled on a monthly basis. Coaching on safety standards is paramount on such visits.

Many operations embarked on safety behavioral and “Blue Flag” programs to address safety in the workplace. The “Blue Flag” program mainly focusses on the physical condition compliance in the workplace.

In March 2014, an executive overseeing the Harmony’s safety and health strategy was appointed the Chief Operating Officer for Harmony’s South African operations and another manager was appointed to continue driving our safety strategy. Each operation is monitored monthly using a formal review system, while major safety issues are reviewed annually during the health and safety workshop.

Managerial instruction drafting and review committees for mining and engineering are fully functional to establish strategic standards and procedures to enhance safety. In addition, electrical engineering procedures are frequently reviewed to keep abreast with industry best practice.

Safety is a key performance indicator for management and a key component of performance reward for our people. Historically, the safety-related bonuses were based on reactive performance measures – we are now developing ways to assess safety performance on proactive measures.

All senior managers have been selected to attend a leadership development training program which is designed to equip managers with the necessary skills to address behavioral aspects which can greatly contribute to safety improvements on operations.

A review of our fire detection and prevention standards, emergency response and emergency preparedness has recently been completed by an external party. Recommendations made are being considered for improvement of our existing standards and emergency preparedness.

Guided by an occupational health and safety policy, our cooperative health and safety management framework involves the active participation of management, unions and DMR representatives at all levels, and is aligned with the MHSA.

Health and safety committees are in place at all operations, as required by the MHSA, and full-time health and safety stewards and health and safety representatives have been appointed. There were 42 full-time health and safety stewards appointed and in place at the South African operations in fiscal 2014 (fiscal 2013: 48). These committees comprise management and elected employee representatives to ensure the active participation of our people in safety and health management. All safety representatives receive additional training in line with revised Mining Qualifications Authority standards. The committees meet monthly to discuss employee health and safety issues, and formal health and safety agreements are in place at all operations to deal with related issues.

Initiated by the chief executive officer, over the past three years Harmony has instituted a focused and multifaceted drive to transform the Company’s approach from reactive to proactive by improving the safety culture across all operations through a high-level internal health and safety review, adopting leading health and safety practices, improving the Harmony safety risk management system, integrating proactive key performance measures in incentive schemes, continuously improving standards and procedures, implementing e-learning to improve safety-related training, implementing a Harmony culture alignment program and through integrating both the safety management standards (management systems) and safety culture initiatives (people) to function as one strategy.

During 2014 an international consulting company conducted an independent evaluation of Harmony’s safety strategy. The audit findings recommend the establishment of a continuous improvement process which includes data analysis, identification of priority areas, improvement ideas and tracking of leading indicators. A well-structured process is required to drive safety improvement in the areas mentioned. This process must monitor systems to ensure long term sustainability. Also, it was found that the existing safety system does not support managers to effectively track and close out all safety related issues regarding unsafe conditions identified and actions required in audits.

In an immediate effort to address the main issues that were raised, a company with the required expertise has been sourced by Harmony to facilitate and lead the process to review all the findings, to draw up an action plan to close the gaps and provide a framework for implementation at strategic and operational level.

Some operations have already implemented an electronic management safety system, while the rest of the operations are in the process of introducing the system called “PIVOT”. All workplace inspections, audits, accident investigations and risk assessments are electronically captured with the facility of an action manager. Certain reports will be escalated to a higher level of supervisor depending the risk ranking and all actions need to be addressed before closure of the item is executed. This safety system will be enhanced by the abovementioned process to ensure effective data analysis and remedial action implementation. This process will take place over a period of approximately one year.

Safety literacy remains a material issue. To address this, e-learning programs (spanning safety and refresher training) are in place at five operations. In addition, pictorial briefs are used at shaft level to communicate mine accidents and safety messages, and we are implementing virtual reality training to improve risk identification.

In South Africa, the DMR remains vigilant about ensuring compliance with safety legislation. Harmony continues to work closely with the department to resolve issues, minimize safety stoppages and ensure that all safety standards are implemented and enforced at our operations. In fiscal 2014 the Harmony South African operations received 204 Section 54/55 instructions. Except for the operations where fatalities occurred, no other operation was completely stopped. The majority of instructions was issued to rectify deviations to the mine standard and affected specific sections of the operation.

In fiscal 2013, Harmony initiated a three-year grant totaling R4.7 million to the University of Pretoria to establish a chair in rock engineering and numerical modeling in the mining industry. This focused research on a safer working environment in the hard-rock mining industry offers benefits all stakeholders, and will strengthen the partnership between academic institutions and our industry in developing further safety improvements. During fiscal 2014 a chairman and two lead researchers were appointed. It was also agreed that the research should focus on two main areas:

•	the optimal selection of mining rate and panel configurations in tabular mine design; and

•	the review and calibration of appropriate parameters for a limit equilibrium model of the stope fracture zone.

Harmony’s ground-control strategy has been converted into draft e-learning format and all blasting certificate holders were earmarked for this training at the different facilities. A test version of the e-learning material was installed at Doornkop and demonstrated in April 2013 and subsequently implemented at all training centers.

All applicable underground South African operations have adopted the entry examination and making safe and bolting with netting leading practice developed by MOSH. Bolted netting in stopes and development faces has been rolled out as a leading practice at all Harmony underground operations. A minimum standard for nets was developed and implemented through the procurement department.

Harmony’s South African mines focused on the adoption of a new leading practice, the Trigger Action Response Plan (“TARP”), in fiscal 2014 and will see completion of implementation during the 2015 fiscal year. The TARP is a systematic process where fall-of-ground related hazards are identified, escalated if necessary and treated by the correct level of supervision. Joel served as the demonstration mine for this initiative, which proved very successful.

The installation of proximity detection systems on underground rail-bound machinery is progressing well on all operations. This system incorporates an electronic device fitted to mobile machinery that detects other mobile machinery nearby. The operator receives a visual and audible warning signal to which he can react if another vehicle approaches. Linked to this is the Guardcom system, which incorporates a handheld unit that allows the guard of a train to electronically signal the driver and stop the train by activating an emergency stop button in an emergency. The unit also has a tilting device that stops the locomotive automatically if it exceeds a certain angle, i.e. should the guard stumble and fall. It is envisaged that full implementation will be completed by December 2015 as it involves much training, changing behavior, amending infrastructure and fitting units to locomotives. This initiative will put Harmony in the forefront of this safety area in the South African gold mining industry.

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

The safety performance in PNG was generally positive. No serious injuries were recorded during the year, and the operation was fatality-free for the third consecutive year. However, there were several near-miss incidents during the year that are of concern.

The mountainous terrain, high rainfall and quickly changing weather conditions in PNG are major contributing risk factors to aviation (fixed and rotary wing), vehicle use and landslides or slope failures. During fiscal 2014, the audit standards (maintenance, operation and safety management) for aviation contractors were updated and implemented. Internal operating procedures were also reviewed and updated during the year. External aviation consultants were commissioned to assist with the review and update of aviation related procedures and standards. There were no injuries related to aviation operations during the year.

Vehicle use in PNG remains a high risk activity both on site, which is within our control, and off-site, on public roads, and where contractors and employees come into contact with the public and their vehicles. In addition to natural environmental factors contributing to the risk of vehicle operations, driver skills and competency, the ability to adapt driver behavior in accordance with changing conditions; and the enforcement of standards and procedures through supervision are contributing factors that exacerbate the exposure to risk in vehicle operations within our control.

There were several near-miss vehicle use incidents during the year and several resulted in minor injuries. Further work undertaken during the year to mitigate the risk of vehicle-related incidents included:

•	Updating traffic management plans on each site;

•	Increased focus on driver fatigue management;

•	Reviewing road signage and conditions, and making improvements;

•	Improved escort control for delivery convoys;

•	Updating site operator license requirements and retraining of all operators; and

•	Increased number of communication and education sessions.

Natural landslides are a relatively common occurrence in PNG and together with potential man-made landslides (slope failures associated with open pit mining) pose a significant safety risk to our operations in PNG. During the year a significant crack appeared in the eastern wall of the Hidden Valley Kaverio open pit. After internal and external geotechnical risk assessment and input from the Chief Inspector of Mines’ office, work plans to mitigate the risk were implemented to allow work to continue safely. The work plans included:

•	Installation of additional prisms to measure movement;

•	Real-time measurement and alarms based on the survey prism readings;

•	Limiting and strict control of access to the area below the potential failure;

•	Ceasing work after heavy rainfall events and excessive movement over a short (check) period of time; and

•	Cessation of nightshift work.

All work sites in PNG have specific geotechnical risk assessments and associated mitigation plans which are updated at least once a year.

Safety performance

Regrettably, twenty two employees died in mine-related accidents in fiscal 2014 at our South African operations (fiscal 2013: nine). The majority of the fatalities occurred at Doornkop. We again extend our condolences to their families, friends and colleagues and reiterate our commitment to reaching our goal of zero fatalities.

In line with our values and policies, Harmony provides the family of the deceased with counseling and financial assistance. A fund has been established to support the educational needs of the dependents of all Harmony employees who lost their lives in the workplace. The South African operations’ fatal injury frequency rate (“FIFR”) regressed year on year to 0.28 (fiscal 2013: 0.11) and the LTIFR to 8.09 (fiscal 2013: 6.03) per million hours worked.

Fatal injuries related to falls of ground and trucks and tramming regressed year on year. Doornkop recorded more that 7 million falls of ground fatality free shifts during the year.

Criminal Mining

In South Africa, illegal mining remains a concern at all gold operations. In addition to significant safety and health risks for our own employees and for the illegal miners, there is a substantial associated cost in terms of destroyed assets and infrastructure, security and loss of skills (if employees are involved). Ultimately, this impacts on investment and job creation.

Illegal mining is a complex issue, and there is no simple solution. We are encouraged by the rising level of cooperation between mine managers, authorities, unions, employees, communities and non-governmental organizations.

We continue to liaise with the Department of Mineral Resources, the South African Police Service, the South African Justice Department, private security companies and affected communities. After successful lobbying by the industry, criminal mining has recently been seen by the courts as organized crime as opposed to trespassing and have sentenced illegal miners to pay increased fines or face imprisonment. We believe that prison sentences, as opposed to monetary fines, are a greater deterrent.

While these criminal activities continued on both surface and underground operations, enhanced access control and underground security processes are proving effective. In fiscal 2013, technical and physical security measures at our metallurgical plants were upgraded. We continue to focus on communicating the risks and consequences of illegal mining and fraud to our own workforces, and our zero-tolerance approach has seen a number of employees dismissed for aiding and abetting criminal miners.

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

Our proactive approach to healthcare is beginning to deliver the expected benefits. As part of this R100 million investment, six new health hubs were established during fiscal 2014, with the Phakisa health hub due for commissioning in October 2014. All these hubs are staffed by multi-disciplinary teams that have a holistic approach to health. In tandem we have trebled the number of medical professionals, with teams of 25 to 35 per hub providing a 24-hour service. Each team has an occupational health practitioner, general practitioner, case manager, social worker and health educator. A very successful at-work-management program has been introduced at the hubs in collaboration with other services departments, such as human resources.

As demonstrated by the success of the pilot hub at Target, these hubs provide an integrated, proactive healthcare service to bring primary, occupational and wellness facilities closer to the mine. While improving the quality of healthcare, this model also reduces the cost of centralized healthcare services and improves labor availability and productivity. Other key benefits include:

•	aligned to proposed national health insurance processes and requirements;

•	compliant with DMR requirements;

•	individual risk profiling, proactively managed by significantly enlarged, multi-disciplinary team;

•	active case finding;

•	continued surveillance;

•	holistic approach to providing healthcare;

•	proactive employee assistance program;

•	improved health insurance cover for most employees – extended to contractors during fiscal 2013; and

•	improved quality assurance.

During fiscal 2014, Harmony Healthcare implemented a clinical system that will form the basis of individual disease management plans as part of an integrated management approach to proactive healthcare and wellness.

One of the most apparent benefits of our new approach is having sick leave management as part of the total absenteeism management. We continue to focus on managing absenteeism (fiscal 2014: 4.9% and fiscal 2013: 4.6%). Absenteeism due to illness decreased by 6% for various reasons, including a delay in the exit of around 100 employees diagnosed with silicosis who were removed from risk work. Acknowledging the potential economic and social impact of a rising absenteeism rate, we have established a multi-disciplinary attendance and absenteeism review boards at mine level to proactively manage sick absenteeism and absenteeism related to psychosocial issues. Benchmarking Harmony against its peers and companies of similar scale, we set 3.5% as an acceptable sick absenteeism rate.

In keeping with wellness and fitness to work, an amended return-to-work strategy is being piloted. The annualized cost of healthcare delivery is around 10% of our total labor cost. Previously fixed costs absorbed 91% of the South African healthcare budget. Under the new healthcare model, fixed costs are down significantly as are shifts lost per medical visit. The contact rate per employee per month has decreased from 4.3 when primary healthcare was still mostly nurse-driven to 2.5 currently with a doctor focus, and is expected to decrease further.

Occupational health

In compliance with South Africa’s MHSA, medical surveillance is ongoing at the Company’s dedicated centers. A total of 49,214 medical surveillance examinations were conducted in fiscal 2014 (fiscal 2013: 44,321) including entry examinations (for new employees), annual examinations, exit (end of service) examinations, and out-of-cycle examinations (for transfers, for example).

In PNG, the provision of full-time primary healthcare and occupational health surveillance to employees, dependents and the local community is provided by medical centers at Hidden Valley, Wafi and Wau. The Wau center is only available to dependents and community members for emergencies, while four community health facilities provide services at Babuaf (near Wafi) and Nauti, Kwembu and Winima (near Hidden Valley).

Upper respiratory tract infections (“URTIs”) remain one of Harmony’s main medical issues in PNG with nearly 3,000 presentations to the medical centers. In fiscal 2014 an occupational hygiene assessment, including of respirable dust, respirable crystalline silica and noise monitoring, was conducted at Hidden Valley, and indicated that our activities did not exceed regulatory standards. The assessment was conducted in accordance with the occupational hygiene practice and Australian standards for noise and dust monitoring (AS 2985-2004 and AS 1269.1-1998).

An integrated business information system provides administrative functions for health, safety, risk management and human resources. Medical registers are used to track and review each patient’s progress from the first visit through to the final treatment. A total of 15,726 health examinations took place at the MMJV medical centers during fiscal 2014. 3,584 of the total examinations were Random Drug and Alcohol Tests.

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

In South Africa, the primary occupational health risk areas in fiscal 2014 were noise-induced hearing loss (“NIHL”), occupational lung disease including silicosis, TB and other HIV-related illnesses, and heat stress. In PNG, the primary health risks at Hidden Valley were upper respiratory tract infections (“URTIs”) and malaria, neither of which are occupational illnesses. However, given the impact on our workforce and communities, we have invested considerable financial and human resources in proactively combating these conditions.

Noise-induced hearing loss: Harmony is committed to industry milestones for NIHL under the auspices of the Mine Health and Safety Council (“MHSC”):

•	after December 2008, the hearing conservation programs implemented by the industry must ensure no deterioration in hearing greater than 10% among occupationally-exposed individuals; and

•	total noise emitted by all equipment in any workplace must not exceed 110dB(A) at any location (includes individual pieces of equipment) by December 2013. Harmony complies with this milestone. All equipment has been silenced and none exceeds 110 dB(A).

The hearing conservation program at Harmony includes issuing individually molded hearing protection devices for working areas with high noise levels. This includes all categories of underground employees and selected categories of surface occupations.

Harmony’s strategy is to issue all exposed employees with personalized hearing protection devices, which reduce the noise level by 25 decibels. By year end, 94% of all employees, including contractors who are exposed to noise levels above 82dB(A) had been fitted with personalized hearing protection devices. The number of personalized devices issued to date was 27,238 at the end of fiscal 2014. A high level of focus was placed on the use of the personalized hearing protection devices at the workplace during fiscal 2014.

Systems are in place on operations to monitor and report on compliance. The monitoring is done through safety inspections to workplaces and the results are reported and discussed at the monthly review sessions. More focus will therefore be placed on monitoring compliance at the workplace and reporting compliance levels. Training in the use and benefits of these devices is part of e-learning material used during annual refresher training.

Detecting hearing loss is done by audiometric testing during annual medical examinations and is measured against the employee’s baseline test. Early detection enables management to counsel the employee at an early stage and to investigate the working area to prevent more serious loss of hearing. The project initiated at Oppenheimer Hospital in the Free State four years ago to detect NIHL (5 – 10% hearing loss) early is also available at our healthcare facilities. This project is monitored through annual audiograms for all employees exposed to noise risk at work.

In fiscal 2014, the number of NIHL cases compensated increased to 57 (fiscal 2013: 52). While we are committed to continuous improvement, the industry target to prevent any hearing loss of more than 10% against each exposed individual’s baseline remains a challenge for Harmony.

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

Silicosis

Silicosis is linked to long-term exposure to quartz silica dust and can cause increased susceptibility to TB. Under the auspices of the MHSC, Harmony committed to the following milestones:

•	95% of all exposure measurement results to be below the occupational exposure limit for respirable crystalline silica of 0.1mg/m³ by December 2008. Compliance improved steadily from 93.5% in fiscal 2013 to 98.9% in fiscal 2014. Every measurement above 0.1mg/m³ is investigated and addressed. Harmony has recorded a significant improvement in the year-on-year comparison of exposure groups; and

•	from December 2013, using present diagnostic techniques no new cases of silicosis among previously unexposed individuals (not exposed before 2008, or someone entering the industry in 2008) – this milestone is monitored by the submission department and the Medical Bureau of Occupational Diseases (“MBOD”) . To date, no new cases of silicosis have been reported among individuals who entered the industry since 2008. In fiscal 2014, 437 suspected (submitted) cases (fiscal 2013: 772) were reported to the MBOD, and 175 cases certified (fiscal 2013: 185). The annual rate for certified cases fluctuates depending on backlogs at the reporting authority.

Harmony’s approach to minimizing dust includes a range of engineering controls, but the following leading practices were focused on:

•	Installing fogger systems at strategic positions

Harmony adopted this leading practice, and has installed 66 foggers in areas of potential high dust exposure as planned. Another none fogger systems have been planned to be installed on various operations during fiscal 2015. Fogger systems generate a fine water mist that allays small dust particles. Fogger systems are installed particularly at tips to allay dust during ore tipping operations. The fogger systems are activated, some automatically, when a train approaches the tip and ensure dust allaying during the complete tipping process.

•	Footwall and sidewall treatment in intake airways

Intake airways are treated to allay dust by means of spray cars at pre-determined intervals or with fixed spray systems that can be activated manually or automatically on pre-set timers.

Footwall and sidewall treatment are monitored and recorded on a quarterly basis. Meters identified is the total meters requiring treatment as measured on plan, while meters treated is the total meters treated during a quarter. Some airways are treated more than once depending on dust loading and air velocity. Eight out of ten operations exceeded the required measured treatment in fiscal 2014.

The silica quartz content of dust is highly variable. This presents a challenge in measuring the effectiveness of engineering controls to minimize dust in the workplace. Harmony thus concentrates on controlling the total respirable dust load, which will automatically reduce silica quartz exposure.

Apart from the two leading practices mentioned above, other engineering controls which have been implemented during fiscal 2014 includes airway spray systems, tip covers, tip filters and winch covers. All operations have embarked on these measures in a direct effort to decrease dust loading and exposure to dust.

Occupational Hygienists conducted Section 11.5 investigations on all dust samples exceeding the OEL (Occupational Exposure Limit) of 0.1 mg/m3 for silica quartz. The overall trend in dust sample results compared to the previous year has improved considerably.

The year on year comparison of silica exposure groups improved significantly towards the lower exposure levels. Only 2% of employees are still in the A HEG group compared to the 12.1% the previous fiscal year.

Silicosis continues to receive heightened attention and Harmony, as a member of the Chamber of Mines of South Africa, is participating in processes to address issues relating to historical silicosis cases. In August 2012, Harmony and certain of its subsidiaries were served with court papers entailing an application by three former employees requesting the South Gauteng High Court to certify a class action for silicosis sufferers. In essence, the applicants want the court to declare them as representing a class of people for purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony and certain of its subsidiaries. Harmony has retained legal counsel in this regard. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation. Please see Item 8. “Financial Information — Legal Proceedings” for further information.

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

In line with the World Health Organization (“WHO”) and the national TB strategic plan in South Africa, Harmony’s comprehensive TB control program includes early case findings, directly observed therapy short-course, chemotherapy and a radiological TB screening project. Harmony exceeds the national plan in certain respects such as:

•	identifying early TB resistance through state of the art specialized generic and biochemical tests and analysis;

•	investigative diagnostic tests for early detection;

•	ultraviolet lights for infection control – an additional 241 ultraviolet lights were installed during fiscal 2013, and during fiscal 2014 a total of 1,022 ultraviolet lights were installed;

•	annual X-rays of employees exposed to dusty work environments for early TB detection; and

•	ongoing monitoring and education.

In fiscal 2014, 353 cases were certified (fiscal 2013: 629) with a total of 568 new TB cases diagnosed in fiscal 2014 (fiscal 2013: 678). In PNG, only two cases of TB have been reported over the last fiscal year (fiscal 2013: 2).

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

From March 2013 to April 2014, we commissioned the Human Sciences Research Council, which specializes in TB and HIV research, to assess TB control in our Free State operations to identify and prioritize key attributable factors of high incidence of TB at certain operations. Key activities included:

•	secondary analysis using data from TB clinics;

•	qualitative and quantitative assessments from interviews;

•	review of TB documentation; and

•	infection control assessments in living environments and healthcare facilities.

Although TB is a curable disease the external research confirmed that the exceptionally high levels of TB at some of our operations are the result of:

•	The deep-rooted perceptions, behavior and beliefs of employees delayed voluntary reporting of TB symptoms and slow uptake of treatment plans;

•	Substandard personal hygiene, infection control and cross infections at residences and surrounding communities;

•	The underlying fear for loss of income if TB symptoms are reported; and

•	Continued risky behavior despite employee’s good knowledge of HIV.

The research confirmed that testing for HIV/Aids is the best pro-active strategy to combat TB effectively.

These findings above influenced an improved HIV/Aids, TB and Silicosis (“HATS”) policy and tuberculosis management program for Harmony supported by an integrated health data system and a new tuberculosis management structure.

Multidrug-resistant TB (“MDR TB”) remains a growing concern for the industry; treatment is costly and protracted (e.g. 18 months’ treatment means many more shifts lost), affected employees are unlikely to return to work which involves risk, and the disease has a high mortality rate despite treatment. With 25 cases of MDR TB diagnosed in fiscal 2014 (compared to 36 in fiscal 2013), the incidence rate per 100,000 of 84 is down 25% on the 113 recorded in the prior year.

Heat stress

Extensive refrigeration and ventilation measures are in place at all operations where temperatures are above normal working ranges. These heat-tolerance testing and acclimatization programs support and protect employees exposed to excessive heat in the workplace. In fiscal 2014, 11,163 heat tolerance tests were undertaken (fiscal 2013: 16,577).

Upper respiratory tract infections

In PNG, Hidden Valley is located approximately 3km above sea level and most employees reside in the lower, warmer areas and the regular change in altitude contributes to various respiratory ailments, mostly viral infections. Additional contributing factors include the pollen in the air during peak flowering times (thick rain forest and montane forest) affecting air quality. The heavy rainfall all year round maintains a high moisture content in the air (around 80-90%) which creates favorable conditions for fungus (spores), bacteria and viruses to proliferate.

In PNG, a total of 2 921 employees were treated for respiratory ailments in fiscal 2014 (fiscal 2013: 5 087). There has been a decreasing trend in the cases of URTI presentations since fiscal 2012, with a decrease of 43% recorded for fiscal 2014. Harmony has successfully rolled out a program to educate employees in the area on respiratory ailments and gastro-intestinal hygiene.

Malaria

Malaria is endemic to many parts of PNG, which includes work sites such as Wafi-Golpu and Lae but excludes Hidden Valley. Importantly many employees and contractors working at Hidden Valley reside in areas where malaria is endemic, and this is where our community health projects play a vital role in combatting the disease.

There has been an 80% decrease (when compared to fiscal 2013) in the presentation of patients with malaria-like symptoms to the clinics in PNG in fiscal 2014. This is primarily as a result of the following:

•	Continued support for provincial programs to eradicate the disease by the use of residual spraying and fogging;

•	Standardized testing, which allows a more consistent testing of malaria. Increased the turnaround time of the blood tests, meaning that patients are tested twice before receiving treatment, allowing the treatment provided to be appropriate;

•	The distribution of treated mosquito nets and treatment regimes;

•	On-going malaria awareness education is provided to employees, contractors and communities; and

•	MMJV has been issuing treated mosquito nets as standard personal protective equipment to all employees and contractors on site, as part of the malaria awareness campaign. In addition, work clothes issues at sites like Wafi-Golpu are impregnated with insecticides, and insect repellents are issues to all employees and contractors.

The MMJV malaria program is under the new management of the General Manager: Health and Safety. An action plan was implemented in consultation with a service provider called Hard Hat Health, with a focus on the following:

•	Review and update of the MMJV malaria policy and guidelines;

•	Establishing a single-point accountability for public health issues within MMJV in line with restructure of the business;

•	Establishing regular malaria surveillance reporting from each site to a central location for monitoring purposes;

•	Ensuring that diagnosis for malaria includes both the rapid detection test (“RDT”) and blood slides for microscopy;

•	Standardizing treatment across MMJV;

•	Ensuring that vector-control activities are consistent across sites and documented for audit purposes – this includes fogging, residual spraying, issue of treated protective equipment and treated mosquito nets;

•	Establishing a day clinic at Valley View Estate (9 Mile) to treat Lae-based staff and families; and

•	Institute a comprehensive treatment reporting regime including treatment failures or relapses, RDT, microscopy results and type of malaria

HIV/AIDS Policy

Harmony has developed an extensive and appropriate response to HIV/AIDS over a number of years. Managing this pandemic is a critical component of our approach to sustainable development given the significant impact on our employees, their dependents, and local and labor-sending communities in South Africa. It manifests in higher absenteeism, reduced performance and loss of skills to the company, as well as the economic burden on households when the breadwinner becomes ill or dies. There is also an increased financial load on state healthcare facilities. See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and the Gold Mining Industry — HIV/AIDS poses risks to as in terms of productivity due to sick absenteeism as a result of tuberculosis co-infection and costs” and Item 3. “Key Information — Risk Factors — Risks Relating to Our Business and the Gold Mining Industry — The cost of occupational healthcare services and the potential liabilities related to occupational health diseases may increase in the future”.

Management of HIV/AIDS

In South Africa, HIV prevalence level among employees in the Group in fiscal 2014 is estimated at 22.1%. This estimate is based on best-available state information and empirical modeling undertaken for the Company in fiscal 2012. A repeat of the empirical model has been initiated during fiscal 2014 and will be completed during fiscal 2015. No prevalence testing may be undertaken by law. The model continues to suggest that prevalence levels in Harmony will decline over the next ten years as increased awareness and testing, combined early introduction of antiretroviral drugs, culminate in a reduced infection rate nationally.

We recognize that the following pillars are important in managing HIV/AIDS:

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

The focus on HIV/AIDS is part of a wider range of chronic diseases managed by the Company. Because the co-infection rate between TB and HIV/Aids is high, all healthcare workers pay special attention to the needs of immune-compromised employees. HIV counseling and testing (“HCT”) facilities (previously called Voluntary counseling and testing facilities), information and education are vital elements of our prevention campaigns. Equally, we focus on early detection as early intervention greatly increases the likelihood of long and healthy lives for employees. Harmony’s approach – that HIV/AIDS is a chronic illness and should be managed as such (like diabetes or hypertension) – has had a positive impact on the response to HCT.

Pre-counselling and voluntary counselling and testing are offered to all employees through on-going interventions at all Harmony healthcare centers. During fiscal 2014 a total of 33,531 (fiscal 2013: 17,849) employees received HIV counselling and of these, 14,060 employees confirmed their status. This is an increase of 87% in the number of employees counselled and the percentage uptake increased from 36% in fiscal 2010 to 42% fiscal 2014. Although we are making progress in terms of counseling, the poor uptake reflects the ongoing stigma attached to the pandemic. This service is offered to all Harmony employees including contractors and some community members. To ensure consistent results throughout the company in terms of HCT and uptake, we are focusing on the role of health educators, peer educators and implementing an appropriate framework for an employee assistance program. We continue to encourage HIV-positive employees to participate in Harmony’s wellness program. This includes counseling on lifestyle choices and nutrition, treating opportunistic infections and antiretroviral therapy (“ART”). All employees have access to ART, either through Group healthcare facilities or private medical aid schemes. State-funded facilities in South Africa also provide ART and some employees seek treatment there because of the stigma associated with the disease. Harmony supports the national HIV counseling and testing campaign and extended this to all primary healthcare facilities and occupational healthcare centers as an ongoing service in recent years.

In fiscal 2014, 4,640 employees participated in the highly active antiretroviral therapy program (fiscal 2013: 4,460).

Radiation

Radon exposures at all Harmony operations are well-controlled through systemic and operational controls and barriers. All South African operations comply with the dose limit of 100mSv in five years, with a maximum exposure of 50mSv in a single year. Engineering and administrative controls are in place to ensure workers do not exceed the dose limits.

The radiation quality management system identifies areas of non-conformance and focus on improvement through a program of quarterly self-inspections and annual internal audits. The quality management system is mature and a 100% compliance index was achieved in nine of the ten quality system audits conducted by the National Nuclear Regulator since 2010.

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

Overview

We are currently the third largest producer of gold in South Africa and are an important producer in PNG. Our gold sales for fiscal 2014 were 1.17 million ounces of gold. As at June 30, 2014, our mining operations and projects reported total proved and probable reserves of approximately 49.5 million gold equivalent ounces and, in fiscal 2014, we processed approximately 20.7 million tons of ore.

For segment purposes, management distinguishes between “Underground” and “Surface”, with each shaft or group of shafts or open-pit mine managed by a team (headed by a single general manager) being considered to be an operating segment.

Our reportable segments are as follows:

•	Bambanani, Doornkop, Joel, Kusasalethu, Masimong, Phakisa, Target 1, Target 3 (subsequent to June 30, 2014 Harmony announced its intention to place the Target 3 operation on care and maintenance), Tshepong, Unisel and Hidden Valley;

•	the Evander operation, sold in February 2013, was classified as discontinued operations; and

•	all other shafts and surface operations, including those that treat historic sand dumps, rock dumps and tailings dams, are grouped together under “Other — Underground” and “Other — Surface”.

Recent Accounting Pronouncements

Harmony’s accounting policies are described in the notes to the consolidated financial statements. Recently adopted accounting policies, as well as recent accounting pronouncements with the potential for impact on the consolidated financial statements, are described in note 2 “Accounting Policies”.

(a) Change in accounting policy

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20) which became effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. Harmony has applied IFRIC 20 on a prospective basis from July 1, 2011 in compliance with the transitional requirements of IFRIC 20.

Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.

A stripping activity asset shall be recognized if all of the following are met:

(i)	it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;

(ii)	the entity can identify the component of the orebody for which access has been improved; and

(iii)	the cost relating to the stripping activity associated with that component can be measure reliably.

The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units-of-production method.

Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of US$6.6 million was written off to opening retained earnings.

The comparative periods presented have been restated.

Refer to note 2 of the consolidated financial statements for a reconciliation of the effect of the change in accounting policy.

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

The estimate of the total expected future lives of our mines could be materially different from the actual amount of gold mined in the future. See Item 3. “Key Information — Risk Factors — Estimations of Harmony’s gold reserves are based on a number of assumptions, including mining and recovery factors, future cash costs of production and the price of gold. As a result, quantities of gold produced may differ from current estimates.”

Depreciation of Mining Assets

Depreciation of mining assets is computed principally by the units of production method over the life-of-mine, based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

The preparation of consolidated financial statements in compliance with IFRS requires management to assess the useful life of each of its operations separately based on the characteristics of each deposit and select the reserve/resource base that best reflects the useful life of the operation. In most instances, management considers the use of proved and probable reserves for the calculation of depreciation and amortization expense to be the best estimate of the life of the respective mining operation. Therefore, for most of the Company’s operations, we use proved and probable reserves only, excluding all inferred resources as well as any indicated and measured resources that have not yet been deemed economically recoverable.

In some instances proved and probable reserves alone may not provide a realistic indication of the useful life of mine and related assets. In these instances, management may be confident that certain inferred resources will eventually be classified as measured and indicated resources, and if economically recoverable, they will be included in proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has not yet done the necessary development and geological drill work to improve the confidence to the required levels to designate them formally as reserves. In these cases, management, in addition to proved and probable reserves, may also include certain, but not all, of the inferred resources associated with these properties as the best estimate of the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

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

The relevant statistics for the two operations have been included below.

		Applicable to the Fiscal Year Ended June 30,
Doornkop South Reef		2014	2013	2012
A	Years (life-of-mine plan)	17	16	14
B	Reserves (Tons million)	7.3	5.4	3.5
B	Resources (Tons million)	34.4	29.1	25.5
D	Total inferred resources (Tons million)	21.8	23.3	21.2
E	Inferred resources included in life-of-mine plan (Tons million)	14.3	14.3	14.5
F	Future development costs
	• Rand million	226.0	227.3	227.0
	• US$ million	21.8	27.7	33.5
G	Depreciation expense for the fiscal year
	• As reported (US$ million)	4.1	12.1	13.4
	• Excluding inferred resources (US$ million)	11.6	23.2	35.7

		Applicable to the Fiscal Year Ended June 30,
Masimong		2014	2013	2012
A	Years (life-of-mine plan)	13	13	12
B	Reserves (Tons million)	9.1	7.6	7.3
B	Resources (Tons million)	109.6	124.9	99.2
D	Total inferred resources (Tons million)	82.3	100.9	81.8
E	Inferred resources included in life-of-mine plan (Tons million)	4.0	4.9	5.1
F	Future development costs
	• Rand million	0.0	0.0	85.0
	• US$ million	0.0	0.0	12.5
G	Depreciation expense for the fiscal year
	• As reported (US$ million)	3.9	14.1	12.5
	• Excluding inferred resources (US$ million)	6.9	15.8	13.9

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

Future cash flows are estimated based on estimated quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed life-of-mine plans. The significant assumptions in determining the future cash flows for each individual operating mine at June 30, 2014, apart from production cost and capitalized expenditure assumptions unique to each operation, included a gold price of US$1,300 per ounce. The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from proved and probable reserves and related exploration stage mineral interests, except for other mine-related exploration potential and Greenfields exploration potential discussed separately below, after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. With the exception of other mine-related exploration potential and Greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. In the case of mineral interests associated with other mine-related exploration potential and Greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties.

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

During fiscal 2014, we recorded an impairment of property, plant and equipment of US$12 million, an impairment of US$274 million was recorded in fiscal 2013, while a net reversal of impairment of assets of US$7 million was recorded in fiscal 2012. Material changes to any of these factors or assumptions discussed above could result in future impairment charges, particularly around future gold price assumptions. A 10% decrease in commodity price assumptions at June 30, 2014 would have resulted in the additional impairment for Phakisa of US$94 million, an impairment at Kalgold (included in the Other Surface segment) amounting to US$2 million, an impairment at Target 1 of US$66 million and an impairment to Hidden Valley of US$141 million.

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

As at June 30, 2014 substantially all of our goodwill related to the Tshepong and Bambanani cash generating units, for which there is no indication of a significant risk of failing the goodwill impairment test. On June 30, 2014, we recorded an impairment of US$123 million on goodwill relating to Phakisa. No impairment was recorded during fiscal 2012 or fiscal 2013.

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

Deferred taxes

The taxable income from gold mining at our South African operations was subject to a formula to determine the taxation expense. The tax rate calculated using the formula was capped to a maximum mining statutory rate of 34% for fiscal 2014, fiscal 2013 and fiscal 2012. Taxable income is determined after the deduction of qualifying mining capital expenditure to the extent that it does not result in an assessed loss. Excess capital expenditure is carried forward as unredeemed capital expenditure and is eligible for deduction in future periods, taking the assessed loss criteria into account. Further to this, mines are ring-fenced and are treated separately for tax purposes, with deductions only being available to be claimed against the mining income of the relevant ring-fenced mine.

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

During fiscal 2013, management evaluated the deferred tax asset related to Hidden Valley, following the recognition of the impairment of assets. Harmony derecognized the deferred tax asset to the extent which future taxable profits were no longer probable. The full amount related to Hidden Valley of US$56 million was derecognized. Subsequent increases in the deferred tax asset will be recognized when future taxable profits are probable.

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

Harmony’s Realized Gold Price

The average gold price in US dollars received by us has generally increased since January 1, 2003, however the first average annual decline since 2003 occurred in fiscal 2013. In fiscal 2014, the gold price remained volatile and the average gold price in US dollars received by us was US$1,299 per ounce. The market price for gold (and, accordingly, the price received by us) is affected by numerous factors over which we have no control. See Item 3. “Key Information — Risk Factors — The profitability of our operations, and cash flows generated by those operations, are affected by changes in the price of gold. A fall in the gold price below our cash cost of production for any sustained period may lead to losses and require Harmony to curtail or suspend certain operations”.

The following table sets out the average, the high and the low London Bullion Market price of gold and our average US dollar sales price during the past three fiscal years:

	Fiscal Year Ended June 30,
	2014	2013	2012
	($/oz)
Average	1,296	1,605	1,673
High	1,420	1,792	1,895
Low	1,195	1,192	1,483
Harmony’s average sales price — continuing operations(1)	1,299	1,603	1,681

(1)	Our average sales price differs from the average gold price due to the timing of our sales of gold within each year.

Costs

Our cash costs typically make up between 70% and 75% of our total costs (excluding impairments). The remainder of our total costs consists primarily of exploration costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Our cash costs consist primarily of production costs exclusive of depreciation and amortization. Production costs are incurred on labor, equipment, consumables and utilities. Labor costs are the largest component and typically comprise between 50% and 55% of our production costs.

Our all-in sustaining costs from continuing operations have decreased from US$1,431 in fiscal 2012 to US$1,242 in fiscal 2014. The primary reason for the decrease in US dollar terms is the weakening of the Rand against the US dollar in fiscal 2014. This weakening of the Rand resulted in the Rand amounts being translated at a higher rate of R10.35 compared to R8.82 in fiscal 2013. The increase in gold ounces sold and decrease in capital expenditure were offset by the impact of increased labor and energy costs, as well as inflationary pressures on supply contracts.

Our cash costs for continuing operations have decreased from US$1,101 per ounce in fiscal 2012 to US$988 in fiscal 2014, as a result of the increase in production volumes, however, offset by the impact of increased labor and energy costs, as well as inflationary pressures on supply contracts. Management continuously review costs at all operations, to ensure that costs are properly managed and within budget.

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

The average exchange rate of the South African Rand depreciated approximately 17% against the US dollar in fiscal 2014 compared to fiscal 2013. In the case of our International operations, the Australian dollar depreciated by 12% against the US dollar in fiscal 2014, while the Kina depreciated by 23% against the US dollar in fiscal 2014.

Management conducts a thorough review of costs at all operations to ensure that costs are properly managed and within budget. However, it should be noted that there are risks beyond our control such as safety stoppages, which would result in production being negatively affected while certain costs would still be incurred. This is discussed in more detail in Item 3. “Key Information — Risk Factors — Given the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and pollution” and “— The nature of our mining operations presents safety risks”.

Reconciliation of Non-GAAP Measures

All-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce are non-GAAP measures.

The World Gold Council (“WGC”) published industry guidance in June 2013 on the calculation of “all-in sustaining costs” and “all in cost” non-GAAP measures, developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we started disclosing all-in sustaining costs in the 2014 fiscal year (only for continuing operations). The all-in sustaining cost measure is an extension of the existing cash cost measure (refer below) and incorporates costs related to sustaining production.

All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination cost is included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, share-based payments for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces sold are used as the denominator in the all-in sustaining costs per ounce calculation.

Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the orebody for future mining operations and are capitalized and amortized when the relevant reserves are mined.

Total cash costs include mine production costs, transport and refinery costs, applicable general and administrative costs, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination cost is included, however employee termination costs associated with major restructuring and shaft closures are excluded. The costs associated with movements in production inventories are excluded from total cash costs. Gold ounces produced are used as the denominator in the total cash costs per ounce calculation.

Changes in all-in sustaining costs per ounce and cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the US dollar and, in the case of the Papua New Guinean operations, the Kina. All-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce are non-GAAP measures. All-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. In addition, the calculation of all-in sustaining costs, all-in sustaining costs per ounce, total cash costs and total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that all-in sustaining costs per ounce and cash costs per ounce are useful indicators to investors and management of a mining company’s performance as they provide (1) an indication of the cash generating capacities of our mining operations, (2) the trends in all-in sustaining costs and cash costs as the Company’s operations mature, (3) a measure of a company’s performance, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

While recognizing the importance of reducing all-in sustaining costs and cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs. See Item 4. “Information on the Company — Business — Strategy”.

Continuing operations

The following is a reconciliation of total all-in sustaining costs from continuing operations only, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from continuing operations:

	Fiscal year ended June 30,
	2014	2013(1)	2012(1)
	(in $ millions, except for ounce amounts)
Total cost of sales from continuing operations – under IFRS	1,549	1,829	1,566
Depreciation and amortization expense	(205)	(223)	(248)
Rehabilitation (costs)/credit	(1)	2	2
Care and maintenance costs of restructured shafts	(6)	(8)	(11)
Employment termination and restructuring costs	(26)	(5)	(10)
Share-based payments	(11)	(7)	(8)
(Impairment)/reversal of impairment of assets	(135)	(274)	7
Other	—	(4)	(19)
LED costs	8	13	8
Corporate, admin and other expenditure costs	42	46	40
Exploration (sustaining)	1	4	9
Capital expenditure (OCD)	151	187	177
Capital expenditure (Exploration, abnormal expenditure and shaft capital)	82	151	150

Total all-in sustaining costs from continuing operations	1,449	1,711	1,663
Per ounce calculation:
Ounces sold(2)	1,166,682	1,124,312	1,163,276
Total all-in sustaining costs per ounce from continuing operations	1,242	1,522	1,431

(1)	The 2012 and 2013 comparative figures have been restated as a result of the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine.
(2)	The ounces sold for fiscal 2012 exclude pre-production ounces from Steyn 2 for the period in which these shafts were in development. The associated costs have been capitalized.

Continuing operations

The following is a reconciliation of total cash costs from continuing operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from continuing operations:

	Fiscal year ended June 30,
	2014	2013(1)	2012(1)
	(in $ millions, except for ounce amounts)
Total cost of sales from continuing operations – under IFRS	1,549	1,829	1,566
Depreciation and amortization expense	(207)	(227)	(253)
Rehabilitation (costs)/credit	(1)	2	2
Care and maintenance costs of restructured shafts	(6)	(8)	(11)
Employment termination and restructuring costs	(26)	(5)	(10)
Share-based payments	(26)	(30)	(11)
(Impairment)/reversal of impairment of assets	(135)	(274)	7
Other	—	(4)	(19)
Gold inventory movement	10	20	6

Total cash costs from continuing operations	1,158	1,303	1,277
Per ounce calculation:
Ounces produced(2)	1,171,987	1,137,297	1,165,046
Total cash costs per ounce from continuing operations	988	1,146	1,101

(1)	The 2012 and 2013 comparative figures have been restated as a result of the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine.
(2)	The ounces produced for fiscal 2012 exclude pre-production ounces from Steyn 2 for the period in which these shafts were in development. The associated costs have been capitalized.

Discontinued operations

The following is a reconciliation of total cash costs from discontinued operations, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales from discontinued operations:

	Fiscal year ended June 30,
	2014	2013	2012
	(in $ millions, except for ounce amounts)
Total cost of sales from discontinued operations – under IFRS	—	68	111
Depreciation and amortization expense	—	—	(9)
Rehabilitation costs	—	—	—
Care and maintenance costs of restructured shafts	—	(1)	(1)
Employment termination and restructuring costs	—	—	—
Share-based payments	—	(5)	(1)
(Impairment)/reversal of impairment of assets	—	—	—
Other	—	(1)	(1)
Gold inventory movement	—	1	1

Total cash costs from discontinued operations	—	62	100
Per ounce calculation:
Ounces produced	—	62,855	108,317
Total cash costs per ounce from discontinued operations	—	1,009	919

Total Harmony — Continuing and discontinued operations

The following is a reconciliation of total cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Fiscal year ended June 30,
	2014	2013(1)	2012(1)
	(in $ millions, except for ounce amounts)
Total cost of sales – under IFRS	1,549	1,897	1,677
Depreciation and amortization expense	(207)	(227)	(262)
Rehabilitation (costs)/credit	(1)	2	2
Care and maintenance costs of restructured shafts	(6)	(9)	(12)
Employment termination and restructuring costs	(26)	(5)	(10)
Share-based payments	(26)	(35)	(12)
(Impairment)/reversal of impairment of assets	(135)	(274)	7
Other	—	(5)	(20)
Gold inventory movement	10	21	7

Total cash costs	1,158	1,365	1,377
Per ounce calculation:
Ounces produced	1,171,987	1,200,152	1,273,363
Total cash costs per ounce	988	1,137	1,086

(1)	The 2012 and 2013 comparative figures have been restated as a result of the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine.

Within this report, our discussion and analysis is focused on the all-in sustaining costs and total cash costs measure.

Exchange Rates

Our revenues are very sensitive to the exchange rate of the Rand and other non-US currencies to the US dollar.

Currently, the majority of our earnings are generated in South Africa and, as a result, most of our costs are incurred in Rand. Since gold is generally sold in US dollars, most of our revenues are received in US dollars. The average gold price received by us during fiscal 2014 decreased by US$304 per ounce to US$1,299 per ounce from US$1,603 per ounce during fiscal 2013. Appreciation of the Rand against the US dollar increases our US dollar working costs at our South African operations when those costs are translated into US dollars, which serves to reduce operating margins and net income from our South African operations. Depreciation of the Rand against the US dollar reduces these costs when they are translated into US dollars, which serves to increase operating margins and net income from our South African operations. Accordingly, strengthening of the Rand generally results in poorer earnings for us if there is not a similar increase in the gold price.

The exchange rates obtained when converting US dollars to Rand are determined by foreign exchange markets, over which we have no control. The conversion rate for balance sheet items as at June 30, 2014 is R10.61 per US$1.00, except for specific items within equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of R9.98 per US$1.00 as at June 30, 2013, reflecting a depreciation of 6% of the Rand against the US dollar. Income statement items were converted at the average exchange rate for fiscal 2014 (R10.35 per US$1.00), reflecting a depreciation of 17% of the Rand against the US dollar when compared with fiscal 2013. Profit from discontinued operations included in the income statement in fiscal 2013 is translated from Rand to US dollars at the average exchange rate for the eight month period (R8.55 per US$1.00 for the period 1 July 2012 to 28 February 2013).

The majority of our working costs are incurred in Rand and, as a result of this, depreciation of the Rand against the US dollar decreased our working costs when translated into US dollars. Offsetting this decrease are increases in our labor costs as well as inflationary pressures on our consumables and energy cost, which served to decrease operating margins and net income reflected in our consolidated income statement for fiscal 2014. Appreciation of the Rand against the US dollar would cause an increase in our costs in US dollar terms. Similarly, at our International operations, appreciation of the Australia dollar or Kina against the US dollar would cause an increase in our costs in US dollar terms. See Item 3. “Key Information — Risk Factors — Foreign exchange fluctuations could have a material adverse effect on Harmony’s operational results and financial condition”.

On June 4, 2014 the Bank of Papua New Guinea introduced an exchange rate trading band requiring all foreign currency traded in the market to be ± 75 basis points (± 0.0075 PGK/US$ points) from the official interbank rate. This had the effect of strengthening the Kina by approximately 10% and the US$ equivalent of Kina denominated costs higher. Should this situation continue and depending on at what level the exchange rate is set, it could have a negative impact on the results of the Hidden Valley operation, as well as the cost of development at Golpu and other PNG exploration sites.

Inflation

Our operations have been materially affected by inflation. Inflation in South Africa was 6.6% at the end of fiscal 2014 and 5.5% in fiscal 2013 and 2012. Working costs, especially wages, have increased considerably over the past several years resulting in significant cost pressures for the mining industry. In addition, the effect on inflation of the increase in electricity tariffs of 16% in fiscal 2012, 9.6% in fiscal 2013 and 8% in fiscal 2014, together with an estimated increase of approximately 8% in fiscal 2015, will have a negative effect on the profitability of our operations.

The inflation rate in PNG ended fiscal 2012 at 6.9% and 2013 at 7.5%, while the annualized inflation stood at 6% at the end of fiscal 2014.

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

Tariffs

Like all mining companies, Harmony is a major user of electricity, mostly supplied by South Africa’s power utility, Eskom. Energy is a significant and growing portion of our operating costs, given rising electricity tariffs. After an average increase of 22% in each of fiscal 2010, fiscal 2011 and fiscal 2012, tariffs rose by a further 9.6% in fiscal 2013 and 8% in fiscal 2014. On October 3, 2014, NERSA announced the approval of the implementation plan of the Regulatory Clearing Account (“RCA”) balance for Eskom. This is a once-off recovery from standard tariff customers and other Eskom customer categories. The implementation of the second Multi-Year Determination RCA in 2015/2016 will result in an average tariff increase of 12.69% from the 8% approved in the third Multi-Year Determination decision of February 2013.

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

In total, we have implemented 30 DSM energy efficiency projects in recent years, resulting in a load reduction of 21.6MW and energy savings of 15 800MWh per month. Various other energy saving initiatives were implemented outside the Eskom DSM process and the savings there from have been included in the before mentioned energy saving results. We have also committed to ten projects outside the DSM portfolio for 2015. The average load reduction will be 8MW and the anticipated energy savings will the 3 750MWh per month.

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

Most of the projects passed the feasibility phase and implementation started in 2014.

See Item 4. “Information on the Company – Regulation—Environmental Matters – Use of resources – Renewable energy initiatives”.

Results of Operations

Years Ended June 30, 2014 and 2013

Continuing Operations

Revenues

Revenue decreased by 16%, from US$1,803 million in fiscal 2013 to US$1,515 million in fiscal 2014. This decrease can mainly be attributed to a 19% decrease in the gold price received of US$1,299 per ounce for fiscal 2014, compared to US$1,603 per ounce for fiscal 2013.

Our gold sales increased by 4%, from 1,124,312 ounces in 2013 to 1,166,682 ounces in 2014. The increase in ounces can be attributed mainly to the build-up in production at Kusasalethu following the labor unrest in fiscal 2013 and an increase in production at Hidden Valley due to the commissioning of the crusher.

At Kusasalethu ounces sold increased by 68%, from 86,742 in fiscal 2013 to 145,673 in fiscal 2014. The shaft began to return to normal production levels during the second half of fiscal 2014 after production was severely affected by labor unrest during fiscal 2013. As a result both volumes and recovered grade increased by 61% and 7% respectively.

At Bambanani ounces sold increased by 43% from 66,359 in fiscal 2013 to 95,165 in fiscal 2014. This is mainly due to the 25% increase in the recovery grade from 0.290 ounces per ton in fiscal 2013 to 0.363, following the development and mining of the high grade shaft pillar.

At Hidden Valley ounces sold increased by 26% from 84,299 ounces in fiscal 2013 to 106,322 in fiscal 2014. This is mainly due the 14% increase in the recovery grade from 0.042 ounces per ton in fiscal 2013 to 0.048 ounces per ton in fiscal 2014. The restructuring and operational improvements, including the commissioning of the new crusher, aided the turn-around at Hidden Valley.

At Phakisa ounces sold increased by 22% from 77,902 in fiscal 2013 to 95,263 ounces in fiscal 2014. This was mainly a result of an 8% increase in recovered grade to 0.150 ounces per ton in fiscal 2014. Tons milled increased by 13% from 565,000 tons in fiscal 2013 to 636,000 tons in fiscal 2014.

At Target 1 ounces sold increased by 15% from 126,191 ounces in fiscal 2013 to 144,936 ounces in fiscal 2014. This can mainly be attributed to the increased recovery grade from 0.161 ounce per ton in fiscal 2013 to 0.170 ounces per ton in fiscal 2014. Volumes milled increased by 8% from 790,000 tons in fiscal 2013 to 851,000 tons in fiscal 2014.

At Joel ounces sold decreased by 28%, from 102,625 in fiscal 2013 to 74,204 in fiscal 2014. This was mainly due to stoppages arising from the flooding of the shaft bottom. The recovered grade decreased from 0.154 ounces per ton in fiscal 2013 to 0.124 ounces per ton in fiscal 2014. Volumes milled decreased by 10% from 674,000 tons in fiscal 2013 to 604,000 tons in fiscal 2014.

At Doornkop ounces sold decreased by 26% from 114,135 in fiscal 2013 to 84,753 in fiscal 2014. This is mainly due to the safety stoppages as a result of the underground fire in February, 2014. Tons milled decreased by 27% from 1,112,000 tons in fiscal 2013 to 812,000 tons in fiscal 2014.

At Masimong ounces sold decreased by 25% from 115,679 in fiscal 2013 to 87,064 in fiscal 2014. This was mainly a result of the decrease in volumes milled from 958,000 tons in fiscal 2013 to 739,000 tons in fiscal 2014. The recovered grade decreased by 2% from 0.121 ounces per ton in fiscal 2013 to 0.118 ounces per ton in fiscal 2014.

At Target 3 ounces sold decreased by 13% from 51,859 in fiscal 2013 to 45,301 in fiscal 2014. This was mainly a result of a 7% decrease in recovery grade from 0.147 per ton in fiscal 2013 to 0.137 in fiscal 2014 and a 7% decrease in volumes milled from 355,000 tons in fiscal 2013 to 331,000 tons in fiscal 2014.

Cost of sales

Cost of sales includes production costs, depreciation and amortization, impairment of assets and employment termination and restructuring costs.

a) Production costs (cash cost/all-in sustaining costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining costs per ounce for fiscal 2013 and fiscal 2014:

	Year Ended June 30, 2014				Year Ended June 30, 2013				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per ounce	All-in sustaining costs per ounce
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)
South Africa
Kusasalethu	150,916	1,171	145,673	1,570	88,093	1,951	86,742	2,616	40	40
Doornkop	83,687	1,264	84,653	1,574	116,738	1,046	114,135	1,343	(21)	(17)
Phakisa	95,680	1,079	95,263	1,463	78,255	1,428	77,902	1,937	24	24
Tshepong	135,772	981	135,161	1,247	133,554	1,212	132,944	1,555	19	20
Masimong	87,385	1,082	87,064	1,353	116,256	960	115,679	1,222	(13)	(11)
Target 1	144,453	702	144,936	939	127,542	842	126,191	1,193	17	21
Bambanani	95,424	686	95,165	797	66,970	1,025	66,359	1,144	33	30
Joel	75,072	885	74,204	1,019	103,782	729	102,625	890	(21)	(14)
Unisel	59,093	981	58,964	1,196	58,289	1,111	58,000	1,370	12	13
Target 3	45,429	1,185	45,301	1,514	52,277	1,116	51,859	1,477	(6)	(3)
Other – surface(1)	93,236	1,018	93,976	1,095	110,534	1,073	107,577	1,172	5	7
International
Hidden Valley(1)(2)	105,840	991	106,322	1,244	85,007	1,533	84,299	2,711	35	54
Total continuing operations(1)	1,171,987		1,166,682		1,137,297		1,124,312
Weighted average(1)		988		1,242		1,146		1,522	14	18

(1)	The 2013 comparative figures have been restated as a result of the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine.
(2)	Cash costs and all-in sustaining costs would have been US$1,184 per ounce and US$1,438 per ounce (2013: US$1,827 per ounce and US$3,032 per ounce) respectively had silver byproduct credits of US$20 million (2013: US$25 million) or US$192 per ounce produced, US$191 per ounce sold (2013: US$294 per ounce produced, US$297 per ounce sold) not been taken into account.

Our all-in sustaining costs per ounce decreased by 18% from US$1,522 per ounce in fiscal 2013 to US$1,242 per ounce in fiscal 2014.

Our average cash costs from continuing operations decreased by 14%, or US$158 per ounce, from US$1,146 per ounce in fiscal 2013 to US$988 per ounce in fiscal 2014. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. The reduction in cash cost per ounce and all-in sustaining cost per ounce was largely due to the depreciation of the Rand against the dollar in fiscal 2014 and the increase in ounces produced and sold by 3% and 4% respectively (increase in the denominator in the per ounce calculation). Operating costs in Rand terms increased by 5%. The South African Rand depreciated by 17% against the US dollar when compared to fiscal 2013. Operating costs in Rand terms were affected mainly by an increase in costs on Kusasalethu, Target 1, Bambanani and Phakisa where costs rose by 18%, 12%, 15% and 8%, respectively, year-on-year as production increased. Annual increases in labor cost of 6% and 8% as well as inflationary pressures on our consumables and energy costs of 7% and 8% respectively were also contributors towards a higher operating cost.

At Kusasalethu the cash cost per ounce decreased by 40% from US$1,951 per ounce in fiscal 2013 to US$1,171 per ounce in fiscal 2014. The all-in sustaining cost per ounce decreased by 40% from US$2,616 per ounce in fiscal 2013 to US$1,570 per ounce in fiscal 2014. This was mainly due to the shaft returning to normal production levels during the second half of fiscal 2014 after production was severely affected by labor unrest during fiscal 2013.

At Hidden Valley, the cash costs per ounce decreased by 35%, from US$1,533 per ounce in fiscal 2013 to US$991 per ounce in fiscal 2014. The all-in sustaining cost per ounce decreased by 54%, from US$2,711 per ounce in fiscal 2013 to US$1,244 per ounce in fiscal 2014. The decrease was primarily due to the completion of the project to upgrade the crusher and the over-land conveyor in fiscal 2014, which resulted in a decrease in total cash costs and increase in production.

At Bambanani, the cash cost per ounce decreased by 33% from US$1,025 per ounce in fiscal 2013 to US$686 per ounce in fiscal 2014. The all-in sustaining cost per ounce decreased by 30% from US$1,144 per ounce in fiscal 2013 to US$797 per ounce in fiscal 2014. This was due to an increase in ounces produced and ounces sold as result of higher recovered grades at Bambanani as the production from mining the high grade pillar continues to ramp up.

At Phakisa, the cash cost per ounce decreased by 24% from US$1,428 per ounce in fiscal 2013 to US$1,079 per ounce in fiscal 2014. The all-in sustaining cost per ounce decreased by 24% from US$1,937 per ounce in fiscal 2013 to US$1,463 per ounce in fiscal 2014. This was primarily due to an increase in ounces produced and sold as production continues to ramp up and the ventilation issues that halted production in fiscal 2013 was resolved in fiscal 2014.

At Doornkop, the cash cost per ounce increased by 21% from US$1,046 per ounce in fiscal 2013 to US$1,264 per ounce in fiscal 2014. The all-in sustaining cost per ounce increased by 17% from US$1,343 per ounce in fiscal 2013 to US$1,574 per ounce in fiscal 2014. The increase was mainly due to the decrease in production as a result of safety stoppages following the underground fire in February 2014 and delays relating to blockages caused by the fire in the higher grade areas.

At Joel, the cash cost per ounce increased by 21% from US$729 per ounce in fiscal 2013 to US$885 per ounce in fiscal 2014. The all-in sustaining cost per ounce increased by 14% from US$890 per ounce in fiscal 2013 to US$1,019 per ounce in fiscal 2014. The increase was mainly due to the decrease in production as a result of stoppages relating to the flooding of the shaft bottom in fiscal 2014.

At Masimong, the cash cost per ounce increased by 13% from US$960 per ounce in fiscal 2013 to US$1,082 per ounce in fiscal 2014. The all-in sustaining cost per ounce increased by 11% from US$1,222 per ounce in fiscal 2013 to US$1,353 per ounce in fiscal 2014. The increase was mainly due to the decrease in production at the shaft.

b) Depreciation and amortization

Depreciation and amortization decreased from US$227 million in fiscal 2013 to US$207 million, or 9%, in fiscal 2014. The primary reason for the decrease in US dollar terms is the weakening of the Rand against the US dollar in fiscal 2014. This weakening of the Rand resulted in the Rand amounts being translated at a higher rate of R10.35 compared to R8.82 in fiscal 2013. In Rand terms, there was an increase in depreciation and amortization expense of 7%. Tons milled increased by 2% from 20,259,000 tons in fiscal 2013 to 20,713,000 tons in fiscal 2014. Depreciation at Kusasalethu increased by US$3 million or 10% in fiscal 2014, primarily due to the increase in tons milled from 784,000 in fiscal 2013 to 1,260,000 in fiscal 2014. Depreciation increased at Tshepong by US$5 million, at Phakisa by US$6 million and at Hidden Valley by US$7 million due to the increase in tons mined.

c) Employment termination and restructuring costs

The charge for employment termination and restructuring costs increased from US$5 million in fiscal 2013 to US$26 million in fiscal 2014. The costs in fiscal 2014 relate to the restructuring at Hidden Valley and the voluntary severance package program in South Africa which was conducted in fiscal 2014 in order to reduce costs. This program was concluded in June 2014.

d) (Impairment)/reversal of impairment of assets

The impairment charge amounted to US$135 million in fiscal 2014 compared to an impairment charge of US$274 million in fiscal 2013. The charge in fiscal 2014 relates primarily to Phakisa, where a charge of US$130 million was recognized following a change in the life-of-mine plan during the annual planning process. The change resulted after the completion of a feasibility study in the current year on the proposed decline shaft, which showed significant additional capital requirements. It was therefore decided not to proceed with the sinking of the decline shaft. The exclusion of the decline shaft from the life-of-mine plan resulted in a decrease in the reserves of Phakisa of two million ounces.In addition, an impairment of US$3 million for Steyn 2 (included in the Bambanani segment) and US$2 million for St Helena was recognized following the decision not to mine these operations in future. The charge in fiscal 2013 relates primarily to Hidden Valley, where a charge of US$268 million was recognized.

Exploration expenditure

In fiscal 2014, exploration expenditure decreased from US$76 million to US$44 million, primarily as a result of the cost cutting measures implemented and the current drilling program at Wafi-Golpu reaching completion in fiscal 2014.

Other expenses (net)

Other expenses decreased from US$40 million to US$20 million in fiscal 2014. The decrease is primarily due to the reduced foreign exchange translation loss relating to the translation of the US$ syndicated revolving credit facility into Rand from US$40 million in fiscal 2013 to US$15 million in fiscal 2014.

Loss from associate

The loss for fiscal 2014 was impacted by adjustments to the Rand Refinery management accounts applied by Harmony, following the inventory discrepancy arising from the implementation of a new Enterprise Resource Planning System by Rand Refinery. Harmony has recognized a loss of US$12 million in fiscal 2014 to account for its share of this discrepancy.

Profit on disposal/(impairment) of investments

The investment in Wits Gold was sold to Sibanye Gold Limited (“Sibanye”) for a total consideration of US$5 million in fiscal 2014. The accumulated gain of US$1.3 million recognized in equity during the year was reclassified to the income statement, offsetting the impairment recognized during the year, resulting in a profit on disposal. During fiscal 2013, an impairment of US$10 million was recognized on the investment in Wits Gold, following the assessment by management at June 30, 2012 that the investment had suffered a permanent decline.

Net gain on financial instruments

The gain of US$16 million in fiscal 2014 relates primarily to the fair value gain recognized on the equity-linked deposits (“ELDs”) held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2013 was US$20 million.

Income and mining taxes

In fiscal 2013 and 2014, the tax rates for companies were 34% for mining income and 28% for non-mining income for South African companies and 30% for Australian companies and PNG mining companies.

Income and mining tax	2014	2013
Effective income and mining tax rate	19%	36%

The effective tax rate for fiscal 2014 was lower than the mining statutory tax rate of 34% for us and our subsidiaries as a whole. The most significant items causing the group’s income tax provision to differ from the mining statutory tax rate were there are no tax consequences relating to the impairment of goodwill recorded on Phakisa, deferred tax assets not recognized which relates primarily to the Hidden Valley operation and the deferred tax credit resulting from the reduction in the average deferred tax rates at the South African operations mainly due to lower estimated profitability.

Deferred tax rates for the South African operations are calculated based on estimates of the future profitability of each ring-fenced mine when temporary differences will reverse. The future profitability of each ring-fenced mine, in turn, is determined by reference to the life-of-mine plan for that operation, which is based on parameters such as the Group’s long term view of the US$ gold price and the Rand/US$ exchange rate, as well as the reserves declared for the operation. As some of these parameters are based on market indicators, they differ from one year to the next. In addition, the reserves may also increase or decrease based on updated or new geological information. Changes in the future profitability of each ring-fenced mine impact the deferred tax rates used to recognize temporary differences at these operations. See “— Critical Accounting Policies and Estimates — Deferred taxes.” The decrease in deferred tax on temporary differences due to changes in estimated effective tax rates results primarily from a decrease in the effective deferred tax rate at Freegold (includes the Bambanani, Joel, Phakisa and Tshepong operations) and Harmony (includes the Masimong, Unisel and Other surface operations). The deferred tax rate at Freegold decreased from 22.9% in fiscal 2013 to 20.3% in fiscal 2014 and Harmony decreased from 26.4% to 13.4%, both decreases mainly due to the lower estimated profitability.

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

Discontinued Operations

There were no discontinued operations in fiscal 2014. Evander, the only discontinued operation in fiscal 2013, was sold to Pan African Resources at the end of February 2013.

Continuing and discontinued operations

Net (loss)/profit

The net loss decreased from US$224 million in fiscal 2013 to a net loss of US$118 million in fiscal 2014. This is due to the factors discussed above.

Years Ended June 30, 2013 and 2012

Continuing Operations

Revenues

Revenue decreased by 8%, from US$1,953 million in fiscal 2012 to US$1,803 million in fiscal 2013. This decrease can mainly be attributed to a 5% decrease in the gold price received of US$1,603 per ounce for fiscal 2013, compared to US$1,681 per ounce for fiscal 2012.

Our gold sales decreased by 3%, from 1,163,119 ounces in 2012 to 1,124,312 ounces in 2013. The decrease in ounces can be attributed mainly to lower production at Kusasalethu as a result of labor unrest.

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

a) Production costs (cash cost/all-in sustaining costs)

The following table sets out our total ounces produced and weighted average cash costs per ounce and total ounces sold and weighted average all-in sustaining cost per ounce for fiscal 2012 and fiscal 2013:

	Year Ended June 30, 2013				Year Ended June 30, 2012				Percentage (increase)/decrease
	Cash costs		All-in sustaining costs		Cash costs		All-in sustaining costs		Cash costs per ounce	All-in sustaining costs per ounce
	(oz produced)	($/oz)	(oz sold)	($/oz)	(oz produced)	($/oz)	(oz sold)	($/oz)
South Africa
Kusasalethu	88,093	1,951	86,742	2,616	181,105	1,046	178,726	1,349	(87)	(94)
Doornkop	116,738	1,046	114,135	1,343	98,863	1,142	98,027	1,429	8	6
Phakisa	78,255	1,428	77,902	1,937	81,695	1,279	81,276	1,732	(12)	(12)
Tshepong	133,554	1,212	132,944	1,555	169,980	973	169,177	1,250	(25)	(24)
Masimong	116,256	960	115,679	1,222	103,526	1,057	102,978	1,408	9	13
Target 1	127,542	842	126,191	1,193	116,708	940	117,190	1,262	10	5
Bambanani(1)	66,970	1,025	66,359	1,144	43,017	1,787	42,825	2,221	43	48
Joel	103,782	729	102,625	890	85,618	836	86,132	992	13	10
Unisel	58,289	1,111	58,000	1,370	51,216	1,253	51,056	1,500	11	9
Target 3	52,277	1,116	51,859	1,477	36,106	1,523	36,298	1,876	27	21
Other – surface(2)	110,534	1,073	107,577	1,172	108,412	1,039	109,119	1,217	(3)	4
International
Hidden Valley(2)(3)	85,007	1,533	84,299	2,711	88,800	1,257	89,315	1,970	(22)	(38)
Total continuing operations(2)	1,137,297		1,124,312		1,165,046		1,162,119
Weighted average(2)		1,146		1,522		1,101		1,431	(4)	(6)

(1)	Excludes 1,157 in 2012 for pre-production ounces from Steyn 2, which have not been included in the cash cost calculation as the shaft was in development.
(2)	The 2013 and 2012 figures have been restated as a result of the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine.
(3)	Cash costs and all-in sustaining costs would have been US$1,827 per ounce and US$3,032 per ounce (2012: US$1,574 per ounce and US$2,284 per ounce) respectively had silver byproduct credits of US$25 million (2012: US$28 million) or US$294 per ounce produced, US$297 per ounce sold (2012: US$317 per ounce produced, US$315 per ounce sold) not been taken into account.

Our average cash costs from continuing operations increased by 4.1%, or US$45 per ounce, from US$1,101 per ounce in fiscal 2012 to US$1,146 per ounce in fiscal 2013. Cash costs per ounce vary with the working costs per ton (which are, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in US dollars per ounce also vary with fluctuations in the Rand-US dollar exchange rate, because most of our working costs are incurred in Rand. The increase in cash cost expressed in US dollars per ounce in fiscal 2013 was attributable primarily to a 15% increase in operating costs in Rand terms, as well as a decrease in ounces produced of 2%. This was offset by 14% depreciation in the South African Rand against the US dollar when compared to fiscal 2012. Operating costs in Rand terms were affected mainly by an increase in costs on our growth shafts, specifically Doornkop, Phakisa and Target 3, where costs rose by 23%, 22% and 21%, respectively, year-on-year as production increased. Annual increases in labor cost of 7.5% as well as inflationary pressures on our consumables and energy costs of 12% and 9.6% respectively were also contributors towards a higher operating cost. All-in sustaining cost per ounce increased by 6% from US$1,431 in fiscal 2012 to US$1,522 in fiscal 2013.

At Bambanani, the cash cost per ounce decreased by 43% from US$1,787 per ounce in fiscal 2012 to US$1,025 per ounce in fiscal 2013. All-in sustaining cost per ounce decreased by 48% from US$2,221 in fiscal 2012 to US$1,144 in fiscal 2013. This was due to an increase in ounces produced and sold as result of higher recovered grades at both Bambanani and Steyn 2.

At Kusasalethu the cash cost per ounce increased by 87% from US$1,046 per ounce in fiscal 2012 to US$1,951 per ounce in fiscal 2013. All-in sustaining cost per ounce increased by 94% from US$1,349 in fiscal 2012 to US$2,616 in fiscal 2013. This was mainly due to labor disruptions affecting the operations in the second, third and fourth quarters of fiscal 2013.

At Phakisa, the cash cost per ounce increased by 12% from US$1,279 per ounce in fiscal 2012 to US$1,428 per ounce in fiscal 2013. All-in sustaining cost per ounce increased by 12% from US$1,732 in fiscal 2012 to US$1,937 in fiscal 2013. This was primarily due to a decrease in ounces produced and sold as a result of the fire at Phakisa that halted production, labor disruptions and ventilation issues impacting Phakisa due to the damage at Freddies No.3 ventilation shaft.

At Target 3, the cash cost per ounce decreased by 27% from US$1,523 per ounce in fiscal 2012 to US$1,116 per ounce in fiscal 2013. All-in sustaining cost per ounce decreased by 21% from US$1,876 in fiscal 2012 to US$1,477 in fiscal 2013. This was primarily due to an increase in ounces produced and sold as a result of a higher recovered grade. The grade increased by 41% from 0.104 ounces per ton in fiscal 2012 to 0.147 ounces per ton in fiscal 2013.

At Tshepong, the cash cost per ounce increased by 25%, from US$973 in fiscal 2012 to US$1,212 in fiscal 2013, primarily due to a decrease in ounces produced as a result of a 16% decrease in volumes milled. All-in sustaining cost per ounce increased by 24% from US$1,250 in fiscal 2012 to US$1,555 in fiscal 2013. The decrease was a result of the fire at Phakisa mine that halted production to a linked underground section for ten days, labor disruptions and ventilation issues impacting Phakisa due to the damage at Freddies No.3 ventilation shaft.

At Hidden Valley, the cash costs per ounce increased by 22%, from US$1,257 in fiscal 2012 to US$1,533 in fiscal 2013, primarily due to a 17% increase in total cash costs. All-in sustaining cost per ounce increased by 38% from US$1,970 in fiscal 2012 to US$2,711 in fiscal 2013.This was mainly due to increased costs of truck haulage due to the downtime of the overland conveyor for belt repairs, the upgrade and the commissioning of the crusher and increased contractor costs.

b) Depreciation and amortization

Depreciation and amortization decreased from US$253 million in fiscal 2012 to US$227 million, or 10%, in fiscal 2013. In Rand terms, there was an increase of 1%. The weakening of the Rand against the US dollar resulted in the Rand amounts being translated at a higher rate of R8.82 compared to R7.77 in fiscal 2012. Tons milled increased by 1% from 20,017,000 tons in fiscal 2012 to 20,259,000 tons in fiscal 2013. Depreciation at Kusasalethu decreased by US$15 million, or 35%, in fiscal 2013, primarily due to the decrease in tons milled from 1,320,000 in fiscal 2012 to 784,000 in fiscal 2013 as a result labor disruptions during fiscal 2013. Depreciation increased by US$4 million, or 93%, at Joel due to the increase in tons mined. Depreciation at Hidden Valley increased by 6% mainly due to the depreciation of the Rand against the A$.

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

Other expenses (net)

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

Net gain on financial instruments

The gain of US$20 million in fiscal 2013 relates primarily to the fair value gain recognized on the ELDs held by the environmental trusts, which are classified as fair value through profit or loss investments. The gain recognized on the ELDs in fiscal 2012 was US$11 million.

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

In fiscal 2012 and 2013, the tax rates for companies were 34% for mining income and 28% for non-mining income.

Income and mining tax	2013	2012
Effective income and mining tax rate	36%	(7%)

The effective tax rate for fiscal 2013 was lower than the statutory tax rate of 34% for us and our subsidiaries as a whole. The most significant item causing the group’s income tax provision to differ from the mining statutory tax rate was the derecognition of the Hidden Valley deferred tax asset of US$56 million, as well as the tax losses and deductible temporary differences on which no deferred tax asset was recognized as future taxable profits are not considered probable.

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

Discontinued Operations

Revenue

Revenue decreased from US$181 million in fiscal 2012 to US$102 million in fiscal 2013, due to the conclusion of sale of Evander to Pan African Resources at the end of February 2013.

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

	Fiscal year ended June 30,
	2014	2013 (1)	2012 (1)
	($ in millions)
Operating cash flows	219	363	593
Investing cash flows	(255)	(320)	(378)
Financing cash flows	16	(5)	(25)
Foreign exchange differences	(17)	(45)	(35)
Total cash flows	(37)	(7)	114

(1)	The 2012 and 2013 comparatives have been restated as a result of the adoption of IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine.

Operations

Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-US dollar exchange rate, cash costs per ounce and, in the case of the International operations, the Australian dollar and Kina versus US dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. The discussion below includes both continuing and discontinued operations for fiscal 2013.

Net cash generated by operations decreased from US$363 million in fiscal 2013 to US$219 million in fiscal 2014. This was mainly due to the decrease in revenue which is attributable to the lower average gold price received in fiscal 2014, increases in production costs due to inflationary pressures on labor, materials and electricity, as well as the increase in employment termination and restructuring costs of US$21 million.

Investing

Net cash utilized by investing activities was US$255 million in fiscal 2014, as compared with US$320 million in fiscal 2013. Included in the total for fiscal 2013 is US$139 million received on February 28, 2013 and March 13, 2013 for the sale of Evander to Pan African. This was offset by the purchase of an additional interest in Rand Refinery in three separate transactions during fiscal 2013 for US$9 million, and additions to property, plant and equipment.

Financing

Financing activities generated US$16 million in fiscal 2014, compared with US$5 million utilized in fiscal 2013.

In fiscal 2012, the Group entered into a US$300 million syndicated revolving credit facility and drew down US$80 million in fiscal 2013 and US$60 million in fiscal 2014. Loan repayments in fiscal 2014 amounted to US$44 million (2013: US$35 million). During fiscal 2014, no dividends were paid, compared with US$50 million in fiscal 2013.

Outstanding Credit Facilities and Other Borrowings

On December 20, 2013, we entered into a loan facility with Nedbank, comprising a revolving credit facility of R1,300 million (US$126 million). Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, equal to 3 month JIBAR plus 3.5%. Interest is payable quarterly. The outstanding Nedbank facility was repaid in March 2014. At June 30, 2014, the full R1,300 million (US$123 million) on this facility is available until December 2016.

On August 11, 2011, we entered into a US$300 million syndicated revolving credit facility, which was jointly arranged by Nedbank and FirstRand Bank Limited (acting through its Rand Merchant Bank division). The facility is repayable after four years and attracts interest at the London Interbank Offered Rate (“LIBOR”) plus 260 basis points, which is payable quarterly. At June 30, 2014, US$30 million of this facility had not been drawn down.

We need to comply with certain debt covenants for both the Nedbank facilities and syndicated revolving credit facility. The debt covenant tests were renegotiated during December 2013. Two of the covenants were re-negotiated as follows:

•	The interest cover measure has been changed from EBIT to EBITDA[1] and the ratio of cover has changed from two times to five times.

•	The ratio of market capitalization to net debt has been replaced by the ratio of Tangible Net Worth[2] to net debt. The ratio remained the same at six times.

[1]	EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.
[2]	Tangible Net Worth is defined as total equity less intangible assets.

We complied with the relevant covenants during fiscal 2014.

Recently Retired Credit Facilities and Other Borrowings

On December 11, 2009, we entered into a loan facility with Nedbank, comprising a term facility of R900 million (US$119 million) and a revolving credit facility of R600 million (US$80 million). Interest accrued on a day to day basis over the term of the loan at a variable interest rate, equal to 3 month Johannesburg Interbank Agreed Rate (“JIBAR”) plus 3.5%. Interest was repayable quarterly. The term facility was repayable bi-annually in equal installments of R90 million (US$9 million) over five years. The revolving credit facility was repayable after three years. The outstanding amount on the Nedbank term loan was settled in December 2013 by drawing against the new facility entered into on December 20, 2014.

On November 30, 2010, we entered into an additional loan facility with Nedbank, comprising a term loan of R500 million (US$70 million) and a revolving credit facility of R250 million (US$35 million). Interest terms were identical to the original facility. The repayment terms of the original revolving credit facility were amended to coincide with the repayment of the additional revolving credit facility. The outstanding amount on the Nedbank term loan was settled in December 2013 by drawing against the new facility entered into on December 20, 2014.

During July 2007, Morobe Consolidated Goldfields entered into a finance lease agreement with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project amounting to US$37 million. Interest was charged at US — LIBOR plus 1.25% per annum. Interest accrued monthly and lease installments were repayable quarterly terminating December 30, 2013. The mining fleet financed was used as collateral for these loans.

Tabular Disclosure of Contractual Obligations

Our contractual obligations and commercial commitments consist primarily of credit facilities, post-retirement healthcare and environmental obligations.

Contractual Obligations on the Balance Sheet

The following table summarizes our contractual obligations as of June 30, 2014:

	Payments Due by Period
	Total ($’million)	Less Than 12 Months July 1, 2014 to June 30, 2015 ($’million)	12-36 Months July 1, 2015 to June 30, 2017 ($’million)	36-60 Months July 1, 2017 To June 30, 2019 ($’million)	After 60 Months Subsequent June 30, 2019 ($’million)
Bank facilities(1)	280	8	272	—	—
Non-current liabilities(2)	2	—	—	—	2
Post-retirement health care(3)	23	—	—	—	23
Environmental obligations(4)	198	—	—	—	198
Total contractual obligations	501	8	272	—	221

(1)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources— Outstanding Credit Facilities and Other Borrowings”.
(2)	This liability relates to the Sibanye Beatrix ground swap royalty provision. See Item 4. “Information on the Company – Disposals”.
(3)	This liability relates to post-retirement medical benefits of Freegold employees at the time of acquisition as well as for former employees who retired prior to December 31, 1996 and is based on actuarial valuations conducted during fiscal 2014.
(4)	We make provision for environmental rehabilitation costs and related liabilities based on management’s interpretations of current environmental and regulatory requirements. See Item 5. “Operating and Financial Review and Prospects — Critical Accounting Policies”.

Off Balance Sheet Arrangements

Our obligation with regards to operating leases is US$1 million and relates to the offices in Brisbane and PNG. This amount at June 30, 2014 is due within 12 months. Contractual obligations in respect of mineral tenement leases in PNG amount to US$58 million at June 30, 2014.

Capital Expenditure

Total budgeted capital expenditures for fiscal 2015 are US$282 million. Details regarding the budgeted capital expenditures for each operation are found in the individual mine sections under Item 4. “Information on the Company — Business — Harmony’s Mining Operations”. We currently expect that our planned operating capital expenditures will be financed from operations, including use of our current facilities, as described in this section “Outstanding Credit Facilities and Other Borrowings”, and new borrowings as needed.

The following table sets forth our authorized capital expenditure as of June 30, 2014:

$’million
Authorized and contracted for(1)	15
Authorized but not yet contracted for	49
Total	64

(1)	Including our share of the PNG joint venture’s capital expenditure of US$2 million.

Commercial Commitments

The following table provides details regarding our commercial commitments as of June 30, 2014:

	Amount of Commitments Expiring by Period
	Total ($’million)	Less Than 12 Months July 1, 2014 to June 30, 2015 ($’million)	12-36 Months July 1, 2015 to June 30, 2017 ($’million)	36-60 Months July 1, 2017 To June 30, 2019 ($’million)	After 60 Months Subsequent June 30, 2019 ($’million)
Guarantees(1)	45	—	—	—	45
Capital commitments(2)	15	15	—	—	—
Total commitments expiring by period	60	15	—	—	45

(1)	Amount of Commitments Expiring by Period.
(2)	Capital commitments consist only of amounts committed to external suppliers, although a total of US$49 million has been approved by the board for capital expenditures.

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

Other Financial Information

Export Sales

All of our gold produced in South Africa during fiscal 2012 to 2014 was refined by Rand Refinery. Rand Refinery is owned by a consortium of the major gold producers in South Africa and Harmony holds a 10.38% interest at June 30, 2014. All of our gold produced in Australia and PNG in those periods was sold to The Perth Mint Australia, a Perth-based refinery.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The composition of Harmony’s board of directors is as follows:

Name	Date of appointment
Patrice Motsepe(1)	September 23, 2003
Frank Abbott	October 1, 1994
Graham Briggs	August 6, 2007
Joaquim Chissano(1)(2)	April 20, 2005
Fikile De Buck(1)(2)(3)	March 30, 2006
Ken Dicks(1)(2)	February 13, 2008
Dr Simo Lushaba(1)(2)	October 18, 2002

Name	Date of appointment
Cathie Markus(1)(2)	May 31, 2007
Mashego Mashego	February 24, 2010
Modise Motloba(1)(2)(4)	July 30, 2004
Mavuso Msimang(1)(2)	March 26, 2011
Karabo Nondumo(1)(2)	May 3, 2013
Vishnu Pillay(1)(2)	May 8, 2013
John Wetton(1)(2)	July 1, 2011
André Wilkens(1)	August 7, 2007

(1)	Non-executive directors
(2)	Independent
(3)	Lead independent director
(4)	Deputy chairman

The members of the board, their principal past affiliations, information on their business experiences and principal outside activities and selected other information can be found in exhibit 15.1.

Board Practices

Our Memorandum of Incorporation provides that, in addition to the minimum number of directors, if any, that the company must have to satisfy any requirements in terms of the Companies Act to appoint an audit committee and a social and ethics committee, the board must comprise of at least four directors. There shall be no restriction on the maximum number of directors that may be appointed to the board unless otherwise determined by the shareholders at any time, and from time to time, by way of ordinary resolution. At October 16, 2014, the board consists of 15 directors.

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

The composition of the Executive Management Committee (with areas of responsibility indicated) is as follows:

Graham Briggs	Chief Executive Officer
Frank Abbott	Financial Director
Mashego Mashego	Executive Director
Jaco Boshoff	Mineral Resources Development and Growth
Anton Buthelezi	Human Resources
Matthews Dikane	Legal, Governance and Ethics
Melanie Naidoo-Vermaak	Environmental Management

Alwyn Pretorius	Chief Operating Officer: South Africa
Marian van der Walt	Corporate and Investor Relations
Johannes van Heerden	Chief Executive Officer: South East Asia
Abre van Vuuren	Risk Management and Services Improvement

Board Committee

Details of the various board committees and their composition and members can be found in exhibits 15.2 and 15.3.

Compensation of Directors and Senior Management

The following tables show the compensation of directors for fiscal 2014:

Name	Directors’ fees ($’000)	Salaries and Benefits ($’000)	Retirement Contributions during the year ($’000)	Bonuses Paid ($’000)	Share Options Exercised during the year ($’000)	Total ($’000)
	2014	2014	2014	2014	2014	2014
Non-executive
Patrice Motsepe	96	—	—	—	—	96
Joaquim Chissano	36	—	—	—	—	36
Fikile De Buck	75	—	—	—	—	75
Ken Dicks	38	—	—	—	—	38
Dr Simo Lushaba	55	—	—	—	—	55
Cathie Markus	61	—	—	—	—	61
Modise Motloba	74	—	—	—	—	74
Mavusa Msimang	38	—	—	—	—	38
Karabo Nondumo(1)	41	—	—	—	—	41
Vishnu Pillay(2)	37	—	—	—	—	37
John Wetton	69	—	—	—	—	69
Andre Wilkens	53	—	—	—	—	53
Executive
Frank Abbott	—	494	—	120	—	614
Graham Briggs	—	778	—	202	88	1,068
Mashego Mashego	—	345	35	86	98	564
TOTAL	673	1,617	35	408	186	2,919

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

The executive directors also benefit from pension contributions, provident funds, life insurance and medical aid, the value of which is included in the salary details listed above. The total amount currently set aside or accrued by us and our subsidiaries for the payment of these pension, life insurance, medical aid and retirement benefits is US$nil million. The non-executive directors are entitled to fees as agreed at our annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on our behalf and remuneration for other services, such as serving on committees. For fiscal 2014, total directors’ remuneration amounted to US$2.9 million and senior management’s remuneration to US$4.9 million. Non-executive directors are paid as per the chart below. Executives participate in an executive bonus scheme and bonuses (if any) are determined for a financial year by the Remuneration Committee, in line with our reward philosophy. A bonus of US$202,222 was awarded to the chief executive officer during the past financial year.

The board agreed to an increase in non-executive directors’ fees, effective from the date of the annual general meeting on December 5, 2013. Shareholders approved the increase in fees at the annual general meeting.

For fiscal 2014 non-executive directors received the following fees:

	Bi-annual Fee (from December 5, 2013)	Bi-annual Fee (July 1, 2013 up until December 5, 2013)
Board	US$9,466	US$9,562
Audit and Risk Committee	US$5,202	US$5,702
Investment Committee	US$4,124	US$4,159
Nomination Committee	US$4,124	US$4,159
Remuneration Committee	US$4,124	US$4,159
Social and Ethics Committee	US$4,124	US$4,159
Technical Committee	US$4,124	US$4,159
Chairman of board	US$43,723	US$44,250
Chairman of board committees	Double the amount that the individual board committee member received bi-annually	Double the amount that the individual board committee member received annually
Lead independent director	US$14,059	US$14,194
Deputy chairman	US$18,558	US$18,776

The terms of employment of the non-executive directors are not set out in any written agreements.

Share Options

At October 16, 2014, our directors and senior management held the following share options, totaling less than 1% of our share capital:

Directors and Senior Management	Number of Share Options	Average Strike Price (R)	Expiration Dates
Graham Briggs	59,598	39.00	2015
Frank Abbott	—	—	—
Mashego Mashego	—	—	—
Senior Management (as a group)	27,125	39.00	2015
Total	86,723	39.00	2015

Options to purchase a total of 484,148 ordinary shares were outstanding on October 16, 2014. The exercise price of the outstanding options is R39.00 per share and they expire in 2015. Of the outstanding options, options to purchase 86,723 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See note 33 to the consolidated financial statements included herein.

Shares issued in terms of the Harmony 2006 Share Plan

At October 16, 2014, our directors and senior management held the following share appreciation rights and performance shares, totaling less than 1% of our share capital:

Directors and Senior Management	Share Appreciation Rights (SAR)	Weighted SAR Price (R)	Performance Shares (PS)	PS Price (R)	Restricted Shares (RS)	RS Price (R)	Expiration Dates
Graham Briggs	185,200	56.65	690,308	—	175,456	—	2014-2020
Frank Abbott	75,740	47.04	252,805	—	29,136	—	2014-2020
Mashego Mashego	74,049	55.88	184,157	—	19,694	—	2014-2020
Senior Management (as a group)	508,118	56.74	1,207,206	—	220,192	—	2014-2020

Options and rights to purchase a potential maximum of 21,601,681 ordinary shares were outstanding on October 16, 2014. The exercise prices of the outstanding options range between R33.18 and R104.79 per share and they expire between 2014 and 2020. Of the outstanding awards, awards to purchase a potential maximum of 1,935,518 ordinary shares were held by our directors and senior management, as described above. No consideration was payable on the grant of these options. See note 33 to the consolidated financial statements included herein.

Shares issued in terms of the Employee Share Ownership Plan

Awards to purchase a potential maximum of 1,703,275 ordinary shares were outstanding on October 16, 2014. These awards were issued in August 2012 and in March of each subsequent years to all employees other than management. These awards expire in 2017. No consideration was payable on the grant of these options.

3.5 million ordinary shares were issued to the Tlhakanelo Trust in August 2012. Employees pay the par value of the shares awarded to them, being 50 SA cents per share. See note 33 to the consolidated financial statements.

Share Ownership

The following sets forth, as at June 30, 2014 and at October 16, 2014, the total amount of ordinary shares directly or indirectly owned by our directors and senior management, including shares issued under the 2006 Share Plan. Our directors and senior management do not own any preference shares.

Holder	Ordinary Shares Number as at June 30, 2014	Percentage	Ordinary Shares Number as at October 16, 2014	Percentage
Non-executive chairman
Patrice Motsepe(1)	—	—	—	—
Directors Non-executive
Fikile De Buck	—	—	—	—
Joaqium Chissano	—	—	—	—
Ken Dicks	20,000	(2)	20,000	(2)
Dr. Simo Lushaba	—	—	—	—
Cathie Markus	—	—	—	—
Mavuso Msimang	—	—	—	—
Modise Motloba	—	—	—	—
Karabo Nondumo	—	—	—	—
Vishnu Pillay	—	—	—	—
John Wetton	—	—	—	—
André Wilkens	101,303	(2)	101,303	(2)
Executive Directors
Graham Briggs	14,347	(2)	14,347	(2)
Frank Abbott	139,500	(2)	139,500	(2)
Mashego Mashego	—	—	—	—
Total Directors (15 persons)	275,150	(2)	275,150	(2)

(1)	Patrice Motsepe, our Chairman, has an indirect holding through ARM
(2)	Less than 1%

Employees

General

Set out below is the number of people working at each of our operations and the number at our operations who are employed by outside contractors as at the end of each of fiscal years 2014, 2013 and 2012.

	Harmony Employees at June 30,			Outside Contractors at June 30,
	2014	2013	2012	2014	2013	2012
South Africa	28,991	30,867	33,995	5,695	5,557	5,999
International	59	101	102	1	54	106

	29,050	30,968	34,097	5,696	5,611	6,105

MMJV (100%)	1,534	1,628	1,798	972	2,977	2,499

Grand total	30,584	32,596	35,895	6,668	8,588	8,604

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

Harmony invests in the training and development of its current and potential employees. During fiscal 2014 a significant number of South African employees received some form of training in areas such as mining, engineering, metallurgy, mineral reserve, human resources and soft skills. In South Africa, we have various programs in place to attract and develop university and young school leavers through apprenticeships, bridging programs and bursaries, as well as extensive in-house and external training programs.

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

Employee relations in South Africa are guided by the Labour Relations Act as well as by company and mine-based recognition agreements. Harmony recognizes by way of formal recognition agreements the following labor unions in South Africa: the National Union of Mineworkers (“NUM”), United Association of South Africa (“UASA”), Solidarity and most recently the, Association of Mineworkers and Construction Union (“AMCU”) at Kusasalethu. AMCU also has limited organizational rights at Masimong. In this regard they have access rights to the operation as well as stop order deductions in respect of their membership fees.

The unions are represented as follows at the end of fiscal 2014:

AMCU	16.7%
NUM	64.5%
Solidarity	1.9%
UASA	9.2%
Agency	3.4%
Non-union	4.3%

Certain employees are subject to Agency Shop arrangements (termed the “Collective Bargaining Fund” above) whereby the terms and conditions of service negotiated and agreed to with the recognized Trade Unions are extended to apply to non-union members who, in turn, then pay a small fee to the majority union in the workplace). The rest of the employees either do not belong to a union or belong to one of the more insignificant unions active in Harmony from time to time.

As a result of our highly unionized labor force and the fact that labor costs typically constitute between 50% and 55% of production costs, we have attempted over the years to balance union demands for improvements in wages and conditions of employment with the need to contain and reduce cash costs in order to ensure the long-term viability of our operations.

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

Wage negotiations are conducted in a centralized gold industry forum under the Chamber of Mines of South Africa. During September 2013, after a four day strike, a two-year wage agreement was signed by the NUM, Solidarity and UASA. The wage agreement was extended to both non-union members, as is the norm, and to AMCU members in terms of the Labor Relations Act of South Africa. AMCU challenged the validity of the extension, and in July 2014 the Labour Court of South Africa ruled in favor of the Chamber of Mines of South Africa. AMCU subsequently applied for leave to appeal to the Labour Appeal Court of South Africa, whose decision is still pending. This agreement will end in June 2015.

Each year, negotiations with unions span a wide range of issues. In fiscal 2014, agreement was reached to establish specific working parties to deal with organizational design and more importantly the challenge of employees’ indebtedness, micro lending, emolument attachment orders and garnishee orders.

Other issues currently being discussed with unions include:

•	establishing a bargaining council for the gold mining industry;

•	the framework agreement for a sustainable mining industry between the unions, mining houses and government and

•	issues around developing young people living in communities close to mining operations.

Work Stoppages

Harmony lost 4 production days to protected labor action during fiscal 2014, these days were lost immediately prior to the signing of the wage agreement. No production days were lost due to unprotected labor action.

HDSAs in management

Employment equity practices and initiatives in South Africa are guided by legislation including the MPRDA. This promotes equal opportunity by eliminating unfair discrimination and implementing affirmative action for women in mining and HDSAs in management positions. Harmony has a diversity management program in place to encourage and embrace diversity across the company. The Company reports its employment equity plan and progress to the government departments of labor and mineral resources annually.

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

Women in mining

Reflecting good practice, the representation of women across the Harmony Group in fiscal 2014 was 17% (fiscal 2013: 12%). The group percentage of women in management was 20% (fiscal 2013: 20%) in the core disciplines (engineering, mining, ore reserve management and metallurgy) and support services.

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

In PNG, wages are guided by independent market research that compares mining, oil and gas companies in the region. Industrial relations at Hidden Valley have been established through regular dialogue between management and employees via the Employee Relations Committee. Employees at PNG are not unionized, however, employment is guided by an MOA between the Landowner Association, the Company and the government. The MOA governance process requires that, when qualifications and experience are equivalent, employment preference is given to local and landowner candidates before individuals from other provinces or countries. Compliance with this agreement is a critical issue in maintaining Harmony’s license to operate.

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

The succession target of 8% permanent externally resourced employees at PNG has been set for fiscal 2014/fiscal 2015, and the current rate is sitting at just under this level.

Women in mining

Harmony is focused on achieving the 2015 target of 15%.

Long Term Incentive Schemes

In addition to employees’ monthly salaries, Harmony has implemented various share option schemes, including the Harmony 2006 Share Plan. In all, 60,011,669 shares of Harmony’s share capital are reserved for long-term incentive schemes.

The share option scheme

Harmony has one remaining share option scheme, namely the 2003 Share Option Scheme. Options granted under this scheme remain open for acceptance for 10 years after the date of grant, subject to the terms of the scheme. In 2006 Harmony implemented the Harmony 2006 Share Plan, and since the inception of such plan, no options have been nor will be issued in terms of the 2003 Share Option Scheme.

Broad-Based Employee Share Ownership Plan

In August 2012, Harmony made awards under its ESOP, governed by the Tlhakanelo Trust, through which up to 33,000 employees participate in direct ownership of the company.

The Tlhakanelo Trust is an equity-settled share incentive and share appreciation rights scheme, in terms of which 4,288,000 scheme shares and 8,576,000 share appreciation rights have been made available for offers to current and future qualifying Harmony employees. All non-management employees benefit from the scheme, based solely on length of service with Harmony. Trustees of the Tlhakanelo Trust comprise both management and union representatives.

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

In terms of the Share Plan, executive directors and senior employees of Harmony and its subsidiaries are awarded rights to receive shares in Harmony. The right to receive shares is conditional on the service and performance conditions having been met (i.e. the awards having vested) and, in the case of the Share Appreciation Rights (“SARs”), the awards having been exercised.

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

Major Shareholders

We are an independent gold producer, with no single shareholder exercising control. As of October 16, 2014, our issued share capital consisted of 435,842,547 ordinary shares. To our knowledge, (A) we are not directly or indirectly owned or controlled: (i) by another corporation; or (ii) by any foreign government, and (B) there are no arrangements (including any announced or expected takeover bid), the operation of which may at a subsequent date result in a change in our control.

The voting rights of our major shareholders do not differ from the voting rights of other holders of the same class of shares.

Significant changes in the percentage ownership held by major shareholders in the past three years are described below on “Related Party Transactions”.

A list of the 5% holders of our securities as of October 16, 2014 is set forth below:

Holder	Number of Shares	Percentage
1. Deutsche Bank Trust Company Americas (1)	153,034,495	35.11
2. ARM Ltd. (2)(3)	63,632,922	14.60
3. Allan Gray Unit Trust Management Ltd. (3)	48,245,481	11.07
4. Public Investment Corporation of South Africa (3)	29,795,685	6.84
5. Blackrock Investment Management (UK) Ltd. (3) (4)	27,580,379	6.33
6. Van Eck Global (3)(5)	22,281,597	5.11

(1)	Deutsche Bank Trust Company Americas as of October 10, 2011 is the depositary with respect to the ADRs held on the US register. Holding disclosed represents outstanding ADRs on October 16, 2014.
(2)	Patrice Motsepe, our Chairman, has an indirect holding in ARM Limited.
(3)	Holdings as of September 30, 2014.
(4)	Blackrock’s holding of 27,580,379 includes 9,822,276 of ADR holdings which is included in (1) above.
(5)	Van Eck’s holding of 22,281,597 is held in ADR form and is included in (1) above.

As of October 16, 2014, there were 1,877 record holders of our 153,034,495 ADRs in the United States.

Capital Raising

The Company did not engage in any capital raising during fiscal 2013 or fiscal 2014.

Related Party Disclosure and Transactions

None of our directors or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction since July 1, 2011 or in any proposed transaction that has affected or will materially affect us or our subsidiaries, other than as stated below.

ARM Limited currently holds approximately 14.6% of our shares. Patrice Motsepe, André Wilkens, Joaquim Chissano and Frank Abbott, who are directors of Harmony, are also directors of ARM Limited.

All the production of the group’s South African operations is sent to Rand Refinery, in which Harmony holds a 10.38% interest. Refer to note 21 in the consolidated financial statements.

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

AngloGold Ashanti court case

Harmony has been named as a first respondent in the Mr. Thembekekile Mankayi v AngloGold Ashanti court case, under which the principles of compensation under ODIMWA are currently being tested. The case was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgment was awarded in favor of AngloGold Ashanti. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgment in the Constitutional Court was handed down on March 3, 2011. The judgment allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. Should anyone bring similar claims against Harmony in future, those claimants would need to provide that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case. It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

South Africa class action

On August 23, 2012, Harmony and certain of its subsidiaries were served with court papers entailing an application by three of its former employees requesting that the South Gauteng High Court certify a class for purposes of instituting a class action. In essence, the applicants want the court to declare them as suitable members representing a class of current and former mineworkers for the purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony and certain of its subsidiaries.

On January 8, 2013, Harmony and certain of its subsidiaries, alongside other mining companies operating in South Africa (collectively the respondents), were served with another application to certify two classes of persons representing a class of current and former mine workers who work or have worked on gold mines owned and/or controlled by the respondents and who allegedly contracted silicosis and/or other occupational lung diseases, and another class of dependents of mine workers who have died of silicosis and who worked on gold mines owned and/or controlled by the respondents. Harmony filed notices of its intention to oppose both applications and has instructed its attorneys to defend the claims. Following the receipt of the aforesaid application, Harmony was advised that there was a potential overlap between the application of August 23, 2012 and the application of January 8, 2013. After deliberation between the respondents’ attorneys and the applicants’ attorneys, it was resolved that the applicants’ attorneys will consolidate the two applications, together with three other similar applications and serve an amended application which will be considered by the respondents. On October 17, 2013 the five certification applications were consolidated by Order of Court. It was agreed between the parties that the respondents have until May 30, 2014 to reply on the allegations made in the application, and state reasons why a class should not be certified. On May 30, 2014, Harmony and certain of its subsidiaries served the opposing affidavit on the applicants’ attorneys. On September 15, 2014, the applicants’ attorneys delivered their replying affidavit to the answering affidavit. The applicants’ attorneys are also seeking to amend the relief sought in the consolidated application and to join further applicants to the present proceedings. The matter is presently ongoing.

At this stage, and in the absence of a court decision on this matter it is uncertain as to whether the company will incur any costs (except legal fees) related to silicosis claims in the near future. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

US class action

The Company reached a mutually acceptable settlement with the class plaintiffs during fiscal 2012 in a pending class action in the United States District Court for the Southern District of New York in which certain ADR and ADR Option holders sought damages against the Company growing out of and relating to a misstatement of earnings for the fiscal third quarter of 2007. This earnings misstatement, which was discovered by the Company and disclosed at the time that fourth-quarter earnings for 2007 were reported, was the result of not including certain costs in the third quarter earnings calculation. This was a consequence of the installation, which was ongoing at the time, of a new Enterprise Resource Planning system, which resulted in the costs, that were not included in the calculation of third-quarter earnings for 2007, to be missed by the Company in its calculation of those earnings. The settlement was approved by the Court in November 2011, but a single class member filed an appeal of the Court’s order approving the settlement. That appeal resulted in the United States Court of Appeals for the Second Circuit affirming the decision of the District Court on more than one occasion. The objecting plaintiff requested that the United States Supreme Court review the decision of the Second Circuit. That request was denied by the Supreme Court, bringing the case to an end. Following the denial of the request for review of the case by the Supreme Court, in May 2014, the case has been concluded. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the administrative processes pertaining to the distribution have been completed.

Dividends and Dividend Policy

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

For information on our accounting policy relating to dividends, see note 14 to the consolidated financial statements.

Recent Developments

As a precautionary measure following the challenges experienced by Rand Refinery which resulted following the implementation of a new Enterprise Resource Planning system, Rand Refinery’s shareholders extended Rand Refinery an irrevocable, subordinated loan facility of up to US$113.1 million, which can only be drawn down when there is confirmation that an actual loss relating to the inventory discrepancy noted by Rand Refinery has been incurred. The facility, if drawn down, is convertible to equity after a period of two years. Harmony’s maximum commitment in terms of this facility will be US$13.2 million. Interest on the facility will be JIBAR plus a margin of 3.5%. The agreements relating to the facility were signed on July 23, 2014.

During August 2014, Harmony announced its intention to place Target 3 on care and maintenance. This is due to the shaft having experienced a sustained period of cash flow losses resulting from the significant capital investment required to sustain operations. Additional development and equipping is required to access the South Block to sustain operations at Target 3 and, in particular the build-up of stoping on the Basal reef. While the South Block remains a valuable resource, Target 3 will be placed on care and maintenance once the requirements of a section 189 have been fulfilled. As far as it is possible to do so, measures will be taken to minimise and/or avoid job losses. Consultation with the Department of Mineral Resources, the Matjhabeng Local Municipality and the Free State Provincial government has begun. Employee termination costs are expected to be approximately R25 million (US$2.4 million).

Subsequent to year-end, Harmony made a payment to Simmer and Jack Investments (Pty) Limited amounting to US$2.3 million and a payment to Anglogold Ashanti Limited of (US$2.8 million), the two claimants in the KOSH matter as full and final settlement.

Harmony has entered into an exploration joint venture with White Rivers Exploration Pty Limited (“White Rivers”). The exploration joint venture has been established to explore and develop potential gold resources at White Rivers’ Beisa project and abutting exploration areas within Harmony’s adjacent operations in the Free State.

Item 9.	THE OFFER AND LISTING

Markets

Stock Exchange Listings and Ticker Codes

Harmony’s primary listing is on JSE Limited. It is also quoted in the form of ADSs on the New York Stock Exchange and as international depositary receipts (“IDRs”) on the Berlin exchange. We notified NASDAQ on June 9, 2010 of our intention to voluntarily terminate our listing on NASDAQ. The last day of trading of Harmony’s ADSs on NASDAQ was June 21, 2010. We voluntarily delisted from Euronext Paris on August 30, 2010. Harmony further voluntarily delisted from the London Stock Exchange on January 11, 2012.

Harmony’s ticker codes on these exchanges are as follows:

JSE Limited	HAR
NYSE Euronext	HMY
Berlin Stock Exchange	HAM1

Offering and Listing Details

The high and low sales prices in Rand for our ordinary shares on the JSE for the periods indicated were as follows:

	Harmony Ordinary Shares (Rand per Ordinary Share)
	High	Low
Fiscal year ended June 30, 2009
Full Year	129.50	54.99
Fiscal year ended June 30, 2010
Full Year	87.51	68.65
Fiscal year ended June 30, 2011
First Quarter	83.80	71.90
Second Quarter	88.02	76.18
Third Quarter	102.26	74.77
Fourth Quarter	103.25	83.29
Full Year	103.25	71.90
Fiscal year ended June 30, 2012
First Quarter	106.00	85.80
Second Quarter	115.75	92.64
Third Quarter	101.75	82.88
Fourth Quarter	89.00	72.84
Full Year	115.75	72.84
Fiscal year ended June 30, 2013
First Quarter	85.71	67.50
Second Quarter	74.05	65.20
Third Quarter	75.64	53.40
Fourth Quarter	58.25	33.47
Full Year	85.71	33.47
Fiscal year ended June 30, 2014
July 2014	38.39	33.83
August 2014	42.47	32.74
September 2014	40.65	34.65
As of October 16, 2014	24.15	21.89

On October 16, 2014, the share price of our ordinary shares on the JSE was R22.89.

Our ADRs are listed on the New York Stock Exchange. We were listed on NASDAQ from November 29, 2005 until we voluntarily de-listed on June 21, 2010. The high and low sales prices in US dollars for our ADRs for the periods indicated, as reported on the NYSE were as follows:

	NYSE Harmony ADRs ($ per ADR)
	High	Low
Fiscal year ended June 30, 2010
Full Year	11.98	8.50
Fiscal year ended June 30, 2011
First Quarter	11.74	9.72
Second Quarter	12.75	10.75
Third Quarter	15.26	10.56
Fourth Quarter	15.57	12.34
Full Year	15.57	9.72
Fiscal year ended June 30, 2012
First Quarter	14.87	11.50
Second Quarter	14.37	11.34
Third Quarter	13.31	10.70
Fourth Quarter	11.04	8.70
Full Year	14.87	8.70
Fiscal year ended June 30, 2013
First Quarter	10.34	8.21
Second Quarter	8.96	7.50
Third Quarter	8.96	5.94
Fourth Quarter	6.38	3.30
Full Year	10.34	3.30
Fiscal year ended June 30, 2014
July 2014	3.99	3.39
August 2014	4.33	3.30
September 2014	4.12	3.38
As of October 16, 2014	2.20	2.00

On October 16, 2014, the closing share price of our ordinary shares on the NYSE was US$2.07.

The Securities Exchange in South Africa

The JSE is the sixth largest emerging market exchange and by far the leading exchange in Africa, playing a leadership role in the continent, supporting South Africa’s role as the African financial hub. It is also recognized as a leading exchange in the global resources sector.

As South Africa’s only full service securities exchange, the JSE connects buyers and sellers in five different markets: equities, which includes a primary and secondary board, equity derivatives, agricultural derivatives and interest rate instruments. The JSE is one of the top 20 exchanges in the world in terms of market capitalization. The market capitalization of the JSE equities market was R11,931 billion (US$1,125 billion) at June 30, 2014. The mining market capitalization was R2,055 billion (US$194 billion) at June 30, 2014, 17% of the overall JSE market capitalization and constituted 17% in terms of value traded.

Strate Settlement

Under Strate, South Africa’s Central Securities Depository (CSD), there are essentially two types of clients: controlled and non-controlled. A controlled client is one who elects to keep his shares and cash with his broker and these shares are held in custody at the broker’s chosen Custodian Bank, the CSDP. A non-controlled client is one who appoints his own CSD Participant to act as custodian on his behalf. Equity settlements take place on a contractual T+5 (where T= trade date) settlement cycle. Securities and funds become due for settlement five business days after the trade. Contractual settlement is a market convention embodied in the rules of the JSE which states that a client has a contractual obligation to cause a JSE trade to settle on settlement day. The JSE, in its capacity as Settlement Authority, ensures that all on-market trades entered into by two JSE member firms settle five days after the trade date. There is currently a market-wide project underway to reduce the settlement cycle to three days after the trade date.

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

General

We are a public company with limited liability, and are registered under Registration number 1950/038232/06 with the Companies and Intellectual Property Commission (“CIPC”) (previously known as “CIPRO” or “the Registrar of Companies”). We are governed by our current Memorandum of Incorporation, the provisions of the Companies Act and the various JSE Listings Requirements. Our operations are also subject to various laws and regulations, including those described in Item 4. “Information on the Company Regulation”.

Our Memorandum of Incorporation does not limit our objects or purpose. Rather, clause 4.1 of our Memorandum of Incorporation provides that Harmony has all of the legal powers and capacity contemplated in the Companies Act, and no provision contained in its Memorandum of Incorporation should be interpreted or construed as negating, limiting or restricting those powers in any way. Accordingly, in terms of section 19(1)(b) of the Companies Act, Harmony has all of the legal powers and capacity of an individual, except to the extent that a juristic person is incapable of exercising the power or having the capacity.

In accordance with the provisions of the Companies Act that came into operation on May 1, 2011, the Memorandum of Incorporation was replaced in its entirety following approval by the shareholders at the annual general meeting of the Company held on November 28, 2012 and amended by special resolution of the shareholders of the Company on December 5, 2013.

Directors

Disclosure of Interests

Our Memorandum of Incorporation provides that, subject to the exemptions and qualifications contained in sections 75(2) and 75(3) of the Companies Act, respectively, each director must comply with the provisions of section 75 of the Companies Act in the event that they (or any person who is a related person to them) have a personal financial interest in any matter to be considered by the board.

Accordingly, if a director of the Company has a personal financial interest in respect of a matter to be considered at a meeting of the board, or knows that a related person has a personal financial interest in the matter, the director:

(a)	must disclose the interest and its general nature before the matter is considered at the meeting;

(b)	must disclose to the meeting any material information relating to the matter, and known to the director;

(c)	may disclose any observations or pertinent insights relating to the matter if requested to do so by the other directors;

(d)	if present at the meeting, must leave the meeting immediately after making any disclosure contemplated in paragraph (b) or (c);

(e)	must not take part in the consideration of the matter, except to the extent contemplated in paragraphs (b) and (c);

(f)	while absent from the meeting:

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

If a director of the Company acquires a personal financial interest in an agreement or other matter in which the Company has a material interest, or knows that a related person has acquired a personal financial interest in the matter, after the agreement or other matter has been approved by the Company, the director must promptly disclose to the board, the nature and extent of that interest, and the material circumstances relating to the director or related person’s acquisition of that interest.

Compensation

The Company may pay remuneration to the directors for their services as directors in accordance with a special resolution approved by the shareholders within the previous two years, as set out in the Companies Act.

Borrowing Powers

The directors may from time to time:

(a)	borrow for the purposes of the Company such sums as they think fit; and

(b)	secure the payment or repayment of any such sums, or any other sum, as they think fit, whether by the creation and issue of securities, or the granting of a mortgage or charge upon all or any of the property or assets of the Company.

The directors must procure (but as regards subsidiaries of the Company only insofar as by the exercise of voting and other rights or powers of control exercisable by the Company they are able to procure) that the aggregate principal amount at any one time outstanding in respect of moneys so borrowed or raised by the Company and all the subsidiaries for the time being of the Company (excluding moneys borrowed or raised by any of such companies from any other of such companies, but including the principal amount secured by any outstanding guarantees or suretyships given by the Company or any of its subsidiaries for the time being for the indebtedness of any other company or companies whatsoever and not already included in the aggregate amount of the moneys so borrowed or raised), will not exceed the aggregate amount at that time authorized to be borrowed or secured by the Company or the subsidiaries for the time being of the Company (as the case may be).

Financial assistance

The board may authorize the Company to provide direct or indirect financial assistance by way of a loan to a director, certain senior executive officers of the Company or a related or inter-related company or corporation or to a member of a related or inter-related corporation. The board may not however authorize such financial assistance unless it is pursuant to a special resolution of the shareholders and the board is satisfied that immediately after providing the financial assistance, the Company would satisfy the solvency and liquidity test set out in the Companies Act and the terms under which the financial assistance is proposed to be given are fair and reasonable to the Company.

In order to amend the borrowing powers of the directors it would be necessary to amend the Memorandum of Incorporation.

Retirement under an age limit requirement

Our Memorandum of Incorporation does not provide for the retirement of directors in terms of an age limit requirement.

Qualifying shares

Our directors are not required to hold any of our shares to qualify them for appointment as directors.

Share Capital

As of June 30, 2014, our issued share capital consisted of 435,825,447 ordinary shares with a par value of R0.50 each. As of October 16, 2014, our issued share capital consisted of 435,842,547 ordinary shares with a par value of R0.50 each, of the same class. Our authorized share capital is 1,200,000,000 ordinary shares with a par value of R0.50 each. The terms of the ordinary shares are described in “— Description of Ordinary Shares” below.

Description of Ordinary Shares

This section summarizes the material provisions of Harmony’s ordinary shares as set out in Harmony’s current Memorandum of Incorporation, the Companies Act and the JSE listings requirements, each as currently in effect. It does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

General

Each of the ordinary shares in the Company ranks pari passu in respect of all rights and entitles the holder thereof to participate proportionally in any distribution made by the Company, to vote on any matter to be decided by the shareholders of the Company and to one vote in respect of each ordinary share held in the case of a vote by means of a poll and to receive proportionally the net assets of the Company upon its liquidation.

Dividends

Subject to the provisions of the Companies Act and the JSE Listings Requirements, the Company may make distributions, provided that distributions may not provide that capital will be repaid upon the basis that it may be called up again. No distribution may bear interest against the Company, except as otherwise provided under the conditions of issue of the shares in respect of which the distribution is payable.

Dividends are declared by the directors in accordance with the Companies Act. The directors may from time to time declare and pay to the shareholders such interim distributions as the directors consider to be appropriate.

All unclaimed monies that are due to any shareholder are held by the Company in trust for an indefinite period until lawfully claimed by such shareholder, subject to the laws of prescription. This entitlement operates in favor of the shareholder.

Any distribution, interest or other sum payable in cash to the holder of a share may be paid in any way determined by the directors, including by way of cash, electronic funds transfer or by check or warrant. The Company will not be responsible for the loss in transmission of any check or warrant or of any document (whether similar to a check or warrant or not) sent by post. Any distribution paid in a manner determined by the directors, and if the instructions of the directors in that regard are complied with, the Company will not be liable for any loss or damage that a shareholder may suffer as a result thereof. Any distribution must be made payable to shareholders registered as at a date subsequent to the date of declaration of the distribution or the date of confirmation of the distribution, whichever is the later date.

Without limiting the ability of the Company to issue capitalization shares, any distribution may be paid wholly or in part: (i) by the distribution of specific assets, (ii) by the issue of shares, debentures or securities of the Company or of any other company, (iii) in cash or (iv) in any other way that the directors or the Company in general meeting may at the time of declaring the distribution determine.

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

The tax rate on the local dividend payment is 15% unless shareholders are exempted. Certain investors will be exempt from the payment of Dividends Tax while others may pay a reduced rate of tax by virtue of being residents of countries with whom South Africa has entered into Double Taxation Agreements. The entities listed below are all exempt from Dividends Tax:

•	a company that is resident in South Africa;

•	the Government, provincial government or municipality of the Republic of South Africa;

•	a public benefit organization (approved by SARS in terms of section 30(3) of the Income Tax Act, 1962 (Act No 58 of 1962) (the “ITA”);

•	a trust contemplated in section 37A of the ITA (mining rehabilitation trusts);

•	an institution, body, or board contemplated in section 10(1)(cA) of the ITA;

•	a fund contemplated in section 10(1)(d)(i) or (ii) of the ITA (pension fund, pension preservation fund, provident fund, provident preservation fund, retirement annuity fund, beneficiary fund or benefit fund);

•	a person contemplated in section 10(1)(t) of the ITA (CSIR, SANRAL etc.);

•	a shareholder in a registered micro business as defined in the Sixth Schedule to the ITA to the extent that the aggregate amount of the dividends paid by that registered micro business to its shareholders during the year of assessment in which that dividend is paid does not exceed R200,000;

•	a person that is not a resident and the dividend is a dividend contemplated in paragraph (b) of the definition of “dividend” in section 64D of the ITA (i.e. a dividend on a foreign company’s shares listed in SA, such as dual-listed shares);

•	the portfolio of a collective investment scheme in securities;

•	any person to the extent that the dividend is not exempt from income tax; and

•	any person to the extent that the dividend was subject to secondary tax on companies.

Dividends Tax is triggered by the payment of a dividend. The tax will be withheld from dividends and paid to SARS by regulated intermediaries (Central Securities Depository Participants, Transfer Secretaries, brokers, approved nominee companies and collective investment schemes in securities).

All cash dividends paid by us are expected to be in Rand. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the Deposit Agreement. Cash dividends paid in Rand will be converted by the depository to US dollars and paid by the depository to holders of ADSs, to the extent it can do so on a reasonable basis and can transfer the US dollars to the United States, net of conversion expenses of the depository, and in accordance with the Deposit Agreement.

Voting Rights

Subject to any special rights or restrictions as to voting attached to any class of ordinary shares under the terms of our Memorandum of Incorporation, every holder of our ordinary shares who is present at a shareholder meeting, or a person present as a representative of a holder of ordinary shares, will on a show of hands have one vote, irrespective of the number of ordinary shares he or she holds or represents. Every holder of ordinary shares will, on a poll, have one vote for every ordinary share held. A shareholder is entitled to appoint a proxy to attend and speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder. On a poll, a shareholder entitled to more than one vote (or his or her representative, proxy or agent) need not, if he or she votes, use all of his or her votes or cast all of his or her votes in the same way.

At each of our annual general meetings, one-third of the non-executive directors, or, if the number is not three or a multiple of three, then the number nearest to one-third, but not less than one-third will retire from office by rotation. Those non-executive directors who have been longest in office since their last election or re-election will retire. As between directors of equal seniority, the directors to retire by rotation will, in the absence of agreement, be selected by lot. Retiring directors are eligible for re-election and said directors have made themselves available for re-election.

Distribution of Assets on Liquidation

In the event of the liquidation of the Company, the holders of the ordinary shares in the Company will be entitled to receive proportionately the net assets of the Company. The assets of the Company upon its liquidation will be applied firstly in payment of the costs, charges and expenses incurred in the liquidation, secondly, in respect of the claims of creditors, after which the net assets will be distributed proportionately among the shareholders.

Redemption/Purchase of Shares

The rights attaching to the ordinary shares in the authorized share capital of the Company do not include rights of redemption. Accordingly, no shares may be issued that are redeemable by their terms or at the option of any party.

However, subject to the JSE Listing Requirements, as well as the board applying and determining that the Company would satisfy the solvency and liquidity test set out in the Companies Act, and any other applicable provisions contained in the section 48 of the Companies Act, our Memorandum of Incorporation provides that the board may determine that the Company acquire a number of its own shares.

Amendment of Rights Attaching to our Shares

The board has all of the powers afforded to it under the terms of the Memorandum of Incorporation and under the Companies Act, except for the power to: (i) create any class of shares, (ii) convert one class of shares into one or more other classes, (iii) increase or decrease the number of authorized shares of any class of the Company’s shares, (iv) consolidate and reduce the number of the Company’s issued and authorized shares of any class, (v) subdivide its shares of any class by increasing the number of its issued and authorized shares of that class without an increase of its capital, (vi) reclassify any classified shares that have been authorized but not issued, (vii) classify any unclassified shares that have been authorized but not issued or (viii) determine or vary the preferences, rights, limitations or other terms of any shares, which powers will only be capable of being exercised by the shareholders by way of a special resolution of the shareholders.

Each share issued by the Company has associated with it an irrevocable right of the shareholder to vote on any proposal to amend the preferences, rights, limitations and other terms associated with that share.

In addition, the numbers of authorized shares of each class, and the preferences, rights, limitations and other terms associated with each class of shares as set out in the Memorandum of Incorporation may be changed only by an amendment of the Memorandum of Incorporation by special resolution of the shareholders and in accordance with the JSE Listings Requirements, and such amendments may not be implemented without a special resolution adopted by the holders of shares of that class at a separate meeting.

No shares may be authorized in respect of which the preferences, rights, limitations or any other terms of any class of shares may be varied in response to any objectively ascertainable external fact or facts as provided for in the Companies Act.

The Company may only issue shares that are fully paid up and freely transferable and only within the classes and to the extent that those shares have been authorized by or in terms of the Memorandum of Incorporation.

Except to the extent that any right is specifically included as one of the rights, preferences or other terms upon which any class of shares is issued or as may otherwise be provided in the Memorandum of Incorporation, no shareholder will have any pre-emptive or other similar preferential right to be offered or to subscribe for any additional shares issued by the company.

Meetings of Shareholders

Our directors or certain senior executive officers of the Company authorized by the board, may at any time convene general meetings of our shareholders. Subject to the provisions of section 60 of the Companies Act dealing with the passing of resolutions of shareholders otherwise than at a meeting of shareholders, the Company must hold a shareholders’ meeting:

•	at any time that the board is required by the Companies Act, the JSE Listings Requirements or our Memorandum of Incorporation to refer a matter to shareholders for decision;

•	whenever required in terms of the Companies Act to fill a vacancy on the board; or

•	when required by any other provision of our Memorandum of Incorporation.

The board must call a meeting of shareholders if one or more written and signed demands by shareholders calling for such a meeting are delivered to the Company and:

•	each such demand describes the specific purpose for which the meeting is proposed; and

•	in aggregate, demands for substantially the same purpose are made and signed by the holders, as of the earliest time specified in any of those demands, of at least ten percent of the voting rights entitled to be exercised in relation to the matter proposed to be considered at the meeting.

In addition to other meetings of the Company that may be convened from time to time, the Company must convene an annual general meeting of its Shareholders once in each calendar year, but no more than fifteen months after the date of the previous annual general meeting.

The Company must deliver notices of meetings to each shareholder entitled to vote at such meeting who has elected to receive such documents.

All meetings (whether called for the passing of special or ordinary resolutions) must be called on not less than fifteen business days’ notice.

The quorum for a shareholders’ meeting to begin or for a matter to be considered, is at least three shareholders entitled to attend and vote, present in person. In addition:

•	a shareholders’ meeting may not begin until sufficient persons are present at the meeting to exercise, in aggregate, at least 25% of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting; and

•	a matter to be decided at a shareholders’ meeting may not begin to be considered unless sufficient persons are present at the meeting to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised in respect of that matter at the time the matter is called on the agenda.

In addition to the shareholders of the Company, even if he or she is not a shareholder:

•	any director; or

•	the Company’s attorney (or where the company’s attorneys are a firm, any partner or director thereof),

may attend and speak at any shareholders’ meeting, but may not vote, unless he or she is a shareholder or the proxy or representative of a shareholder.

Title to Shares

The executor of the estate of a deceased sole holder of a share will be the only person recognized by the Company as having any title to such share. In the case of a share registered in the names of two or more holders, the survivor or survivors, or the executor of the estate of any deceased shareholder, as determined by the board, will be the only persons recognized by the Company as having any title to the share. Any person who submits proof of his or her appointment as the executor, administrator, trustee, curator or guardian in respect of the estate of a deceased shareholder or holder of other share of the Company, or of a shareholder whose estate has been sequestrated or of a shareholder who is otherwise under a disability or is acting as the liquidator of a body corporate that is a shareholder of the Company, will be entered in the share register nomine officii, and will thereafter, for all purposes, be deemed to be a shareholder.

Subject to the provisions of our Memorandum of Incorporation described above, any person becoming entitled to any share by virtue of the death of a shareholder will, upon producing such evidence that he or she has such title or rights as the directors think sufficient, have the right either to have such share transferred to himself or herself or to make such other transfer of the share as such shareholder could have made, provided that in respect of a transfer other than to himself or herself:

(a)	the directors will have the same right to refuse or suspend registration as they would have had in the case of a proposed transfer of such share by such shareholder before his or her death; and

(b)	a person becoming entitled to any share will not, unless and until he or she is registered as a shareholder in respect of such share, be entitled to exercise any voting or other right attaching to such share or any other right relating to meetings of the Company.

Non-South African Shareholders

There are no limitations imposed by South African law or by our current Memorandum of Incorporation on the rights of non-South African shareholders to hold or vote our ordinary shares or securities convertible into ordinary shares.

Changes in Control

Affected transactions and offers are regulated under the terms of the Companies Act and the requirements embodied in the related Takeover Regulations. The JSE Listing Requirements also contain certain requirements with regard to the process involved in a merger or takeover. While the requirements of the Takeover Regulation Panel (established under section 196 of the Companies Act to, among other things, regulate affected transactions) and the JSE Listings Requirements might have the general effect of delaying, deferring or preventing a change in control of a company, our Memorandum of Incorporation does not impose additional restrictions on mergers or takeovers.

Disclosure of certain Transactions

In accordance with the Companies Act, a person must notify the Company in the prescribed manner and form within three business days after that person:

•	acquires a beneficial interest in sufficient securities of a class issued by the Company such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to 5%, 10%, 15%, or any further whole multiple of 5%, of the issued securities of that class; or

•	disposes of a beneficial interest in sufficient securities of a class issued by the Company such that, as a result of the disposition, the person no longer holds a beneficial interest in securities amounting to a particular multiple of 5% of the issued securities of that class.

These requirements apply to a person irrespective of whether:

•	the person acquires or disposes of any securities: (i) directly or indirectly or (ii) individually, or in concert with any other person or persons, or

•	the stipulated percentage of issued securities is held by that person alone, or in aggregate by that person together with any: (i) related or inter-related person and (ii) person who has acted in concert with any other person.

If the Company receives the notice referred to above, the Company must:

•	file a copy with the Takeover Regulation Panel; and

•	report the information to the holders of the relevant class of securities unless the notice concerned a disposition of less than 1% of the class of securities.

Register of Members

We keep a register of shareholders at the office of our transfer secretaries in South Africa.

Annual Report and Accounts

The board is required to keep the accounting records and books of account prescribed by the Companies Act.

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

Material Contracts

Neither the Company nor any member of the group of which it is a party has entered into any material contracts, other than in the ordinary course of its business, during the two years immediately preceding the publication of this document.

Exchange Controls

Introduction

The following is a general outline of South African exchange controls. Investors should consult a professional adviser as to the exchange control implications of their particular investments.

The Republic of South Africa’s exchange control regulations provide for restrictions on exporting capital from a Common Monetary Area member, consisting of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland. Transactions between South African residents (including corporations) and foreigners are subject to these exchange controls, which are administered by the South African Reserve Bank (“SARB”)

Since 1995 a number of exchange control regulations have been relaxed with regard to both residents and non-residents. Following the initial reforms, ongoing relaxations have been introduced with the aim of achieving a macroprudential risk based approach to the management of foreign exchange. The reforms are being made to, among other things, enable international firms to make investments through South Africa to the rest of Africa and to further enhance opportunities for offshore portfolio diversification for resident investors. In addition, the relaxations have also significantly raised the size of the discretionary allowances available to residents for overseas transactions.

A considerable degree of flexibility is built into the system of exchange controls, and the SARB possesses substantial discretionary powers in approving or rejecting the applications that fall outside the authority granted to authorized dealers.

These comments relate to exchange controls in force at June 30, 2014. These controls are subject to change at any time, however, the government has previously announced most changes during the annual budget statement in February. It is not possible to predict whether existing exchange controls will be changed by the South African government in the future, however, the trend in recent years has been the continued gradual relaxation of the exchange controls.

Government Regulatory Considerations

Shares

A foreign investor may invest freely in shares in a South African company, whether listed on the JSE or not through normal banking channels against settlement in foreign currency or Rand from a non-resident rand account. A foreign investor may also sell his or her share investment in a South African company and transfer the proceeds out of South Africa without restriction. However, when the company is not listed on the JSE, the SARB must be satisfied that the sale price of any shares reflects fair market value.

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

Loans

Generally, the granting of loans to us or our subsidiaries, and our ability to borrow from non-South African sources and the repatriation of dividends, interest and royalties by us will be regulated by the Exchange Control Department of the SARB. If a foreign investor wishes to lend capital to a South African company, the prior approval of the SARB must be sought mainly in respect of the interest rate and terms of repayment applicable to such loan.

Interest on foreign loans is freely remittable abroad, provided the loans received prior approval from the SARB.

Investments

We are required to seek approval from the SARB to use funds held in South Africa to make investments outside of South Africa.

Dividends

Dividends declared by a quoted company are freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a major bank as agent for the SARB to non-resident shareholders.

Where 75% or more of a South African company’s capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an “affected person” by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an “affected person” by the SARB.

If an affected entity made use of local borrowing facilities, the affected entity must apply for SARB approval prior to remitting dividends offshore. As a general rule, an affected entity that has accumulated historical losses may not declare dividends out of current profits unless and until such time that the affected entity’s local borrowings do not exceed the local borrowing limit.

Certain South African Tax Considerations

The discussion set out in this section is based on current law and our interpretation thereof. Amendments to the law may change the tax treatment of acquiring, holding or disposing of our ordinary shares or ADSs, as applicable, which changes may possibly occur on a retrospective basis. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our ordinary shares or ADSs, and does not cover the tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of South Africa for tax purposes. It specifically excludes the tax consequences for persons who are not residents of South Africa for tax purposes whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which the holder carries on business activities, or who is not the beneficial recipient of the dividends, or where the source of the transaction or dividends is deemed to be in South Africa. In addition, it does not cover the tax consequences for a holder that is not entitled to the benefits of the double taxation agreement concluded between the Republic of South Africa and the United States of America signed on February 17, 1997 (“US Treaty”). It also assumes that the holders hold the ordinary shares or ADSs on capital account (that is, for investment purposes) as opposed to revenue account (that is, as trading stock). We recommend that you consult your own tax adviser concerning the consequences of holding our ordinary shares or ADSs, as applicable, in your particular situation.

Dividends

With effect from April 1, 2012, South Africa introduced Dividends Tax, which is a withholding tax on dividends borne by the shareholder receiving the dividend. Previously, South Africa imposed a corporate tax known as STC at a rate of 10% on dividends declared by a South African company. It is important to appreciate that STC was not a withholding tax on dividends borne by the shareholder, but a tax on profits of a company borne by the company. The rate at which Dividend Tax is levied is 15%. Dividends Tax is imposed on, amongst others, non-resident shareholders, and it is withheld by the company declaring and paying the dividend to its shareholders or the regulatory intermediary, as the case may be.

Article 10 of the US Treaty provides that a dividend paid by a company that is a resident of South Africa for tax purposes to a resident of the US for tax purposes may be taxed in the US. Article 10 of the US Treaty further provides that such a dividend may also be taxed in South Africa. However, the tax charged in South Africa may not exceed 5% of the gross amount of the dividends if the beneficial owner is a company that holds directly at least 10% of the voting stock of the South African company paying the dividends. In all other cases, the US Treaty provides for a withholding tax of 15% of the gross amount of the dividends.

With effect from January 1, 2012 it is deemed that an amount will be derived by a person from a source within South Africa if the amount constitutes a dividend received by or accrued to that person.

Capital Gains Tax

Capital Gains Tax (“CGT”) was introduced in South Africa with effect from October 1, 2001. In the case of an individual, 33.3% of the capital gain is included in the individual’s taxable income (effectively 13.3% should one pay tax at the marginal rate). In the case of a corporate entity or trust, 66.6% of such gain is included in its taxable income (effectively a rate of 18.6%). CGT is only applicable to non-residents if the proceeds from the sale are attributable to a permanent establishment of the non-resident shareholder. The US Treaty (which will prevail in the event of a conflict) provides that the US holder of ordinary shares or ADSs will not be subject to CGT if the assets have been held as capital assets, unless they are linked to a permanent establishment of such non-resident shareholder in South Africa. To the extent that shares or ADSs are held on revenue account, a similar principle applies with reference to the payment of income tax. Accordingly, income tax is only payable to the extent that the gain is attributable to the carrying on of a business in South Africa through a permanent establishment situated in South Africa. The current corporate rate is equal to 28%. Any gains realized on the disposal of equity shares are automatically deemed to be of a capital nature if the equity shares have been held for a continuous period of at least three years. Such provision applies automatically and is not elective. However, this deeming provision does not include an ADS.

Generally the domestic laws of South Africa provide that an amount received or accrued in respect of the disposal of an asset that constitutes immovable property held by that person or any interest or right of whatever nature of that person to or in intellectual property where that property is situated in South Africa is deemed to have been sourced in South Africa and be subject to South African tax. It includes the disposal of any equity shares held by a person in a company if:

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

Securities Transfer Tax

Security Transfer Tax (“STT”) is payable in respect of the transfer of any security issued by a South African company. STT is levied at a rate of 0.25% of the taxable amount of the security concerned (generally the market value). A security is defined to include a depository receipt in a company, in addition to shares in a company. STT is not payable on the issue of any security.

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

STT is payable by the broker or participant if a transaction is effected through a stockbroker or an exchange participant, but it may be recovered from the person acquiring the beneficial ownership of the rights concerned. In other instances, STT is payable by the person acquiring beneficial ownership.

STT is also payable on the subsequent redemption or cancellation of shares or ADSs.

Interest

It is currently proposed that South Africa will implement a traditional withholding tax on interest paid by any person to or for the benefit of any foreign person to the extent that the interest is regarded as being from a source within South Africa at the rate of 15% with effect from January 1, 2015. However, the rate at which South Africa will levy the withholding tax on interest paid to tax residents of the US may be reduced once the US Treaty is renegotiated.

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

You will be a “US holder” if you are a beneficial owner of ordinary shares and you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust if: (i) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the ordinary shares. In particular, this summary deals only with US holders that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the ordinary shares as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization, person whose “functional currency” is not the US dollar, person liable for alternative minimum tax, or a person who owns directly, indirectly or by attribution, at least 10% of our stock. This summary also does not address any aspect of US federal non-income tax laws, such as gift or estate tax laws, or state, local, or non-US tax laws, or, except as discussed below, any tax reporting obligations of a holder of our ordinary shares.

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

Each prospective purchaser should consult his or her tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning, or disposing of shares or ADSs.

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

Dividends paid in South African Rand will be includible in your gross income in a US dollar amount calculated by reference to the exchange rate in effect on the day you receive (or the depository receives, in the case of the ADSs) the dividend, regardless of whether the payment is in fact converted into US dollars. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitations. You should generally not be required to recognize any foreign currency gain or loss to the extent such dividends paid in South African Rand are converted into US dollars immediately upon receipt by the applicable party. If we distribute non-cash property as a dividend, you generally will include in income an amount equal to the fair market value of the property, in US dollars, on the date that it is distributed. Subject to certain limitations, a US holder may be entitled to a credit or deduction against its US federal income taxes for the amount of any South African taxes that are withheld from dividend distributions made to such US holders. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the US holder to any foreign country or US possession with respect to the applicable tax year.

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

If you are a non-US holder of the ordinary shares, you will also generally not be subject to US federal income or withholding tax in respect of gain realized on the sale of such ordinary shares, unless: (i) such gain is effectively connected with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to US federal income taxation on a net income basis or (ii) in the case of gain realized by an individual non-US holder, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. In the first case, the non-US holder will be taxed in the same manner as a US holder. In the second case, the non-US holder will be subject to US federal income tax at a rate of 30% on the amount by which such non-US holder’s US-source capital gains exceed such non-US holder’s US-source capital losses. If you are a corporate non-US holder, “effectively connected” gains may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

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

US Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding, currently at a rate of 28%, unless the holder: (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment will be allowed as a credit against the US holder’s or the non-US holder’s US federal income tax liability provided that the appropriate returns are filed. A non-US holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on Internal Revenue Service Forms W-8BEN or W-8BEN-E, as applicable.

Information with Respect to Foreign Financial Assets

US holders of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ordinary shares.

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

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

Our current Memorandum of Incorporation may be examined at our principal place of business at: Randfontein Office Park, Corner of Main Reef Road and Ward Avenue, Randfontein, 1759, South Africa. We also file annual and furnish interim reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

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

We did not have any currency contracts in place as of June 30, 2014, 2013 or 2012.

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

Commodity Sales Agreements

We did not have any forward commodity sales agreements in place during fiscal 2014, 2013 or 2012.

Interest Rate Sensitivity

Our interest rate risk arises mainly from long-term borrowings. We have variable interest rate borrowings. Variable rate borrowings expose us to cash flow interest rate risk. Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

Sensitivity analysis—borrowings

A change of 100 basis points in interest rates on borrowings at June 30, 2014, 2013 and 2012 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2014	2013	2012
	($ in millions)
Increase in 100 basis points	(3)	(3)	(2)
Decrease in 100 basis points	3	3	2

Sensitivity analysis – financial assets

A change of 100 basis points in interest rates on financial assets at June 30, 2014, 2013 and 2012 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant.

	June 30,
	2014	2013	2012
	($ in millions)
Increase in 100 basis points	3	4	3
Decrease in 100 basis points	(3)	(4)	(3)

For further information on sensitivities, see note 4 of the consolidated financial statements in Item 18.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

All-in sustaining costs: all-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs as well as transfers for stripping activities and costs associated with royalties. Employee termination cost is included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: LED expenditure for continuing operations, share-based payments for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including OCD expenditure and rehabilitation accretion and amortization for continuing operations. Depreciation costs are excluded. All-in sustaining costs per ounce are attributable all-in sustaining costs divided by attributable ounces of gold sold.

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

Conglomerate : a coarse-grained classic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

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

(a) Disclosure Controls and Procedures

As of June 30, 2014, our management, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act of the effectiveness of our “disclosure controls and procedures”. Based on the foregoing, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2014.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of internal control over financial reporting, as of June 30, 2014, and has concluded that such internal control over financial reporting was effective based upon those criteria.

PricewaterhouseCoopers Inc, an independent registered public accounting firm, which has audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the effectiveness of Harmony’s internal control over financial reporting as of June 30, 2014.

(c) Attestation Report of the Registered Public Accounting Firm

See report of PricewaterhouseCoopers Inc, an independent registered public accounting firm, on page F-2.

(d) Changes in Internal Control over Financial Reporting

There has been no change in Harmony’s internal control over financial reporting that occurred during fiscal 2014 that has materially affected or is reasonably likely to materially affect, Harmony’s internal control over financial reporting.

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

Fiscal year ended June 30, 2013	US$	2.137 million
Fiscal year ended June 30, 2014	US$	1.909 million

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2013	US$	0.307 million
Fiscal year ended June 30, 2014	US$	0.247 million

Fees related to interim reviews.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2013	US$	0.079 million
Fiscal year ended June 30, 2014	US$	0.033million

Services comprised advice on disclosure for completion of certain tax returns.

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, and relate primarily to sustainability assurance services:

Fiscal year ended June 30, 2013	US$	0.243 million
Fiscal year ended June 30, 2014	US$	0.191 million

AUDIT COMMITTEE APPROVAL

Our audit committee pre-approves our engagement of PricewaterhouseCoopers Inc. to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of the company’s delegation of authority framework and the audit committee’s policy on non-audit services.

Item 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

Significant ways in which Harmony’s corporate governance practices differ from practices followed by US domestic companies under the listing standards of the NYSE.

Foreign private issuers, such as Harmony, must briefly highlight any significant ways in which their corporate governance practices differ from those followed by US domestic companies subject to the listing standards of the NYSE. Set out below is a brief summary of the significant differences.

US domestic companies are required to have a nominating/corporate governance committee and all members of this committee must be non-executive directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be nonexecutive directors, the majority of whom must be independent. Harmony has a Nomination Committee comprised of five non-executive board members. The lead independent non-executive director serves as chairman of the Nomination Committee. For US domestic companies, the chairperson of this committee is required to be the chairperson of the board of directors. The current chairman of our board of directors, Patrice Motsepe, is chairman of one of Harmony’s largest shareholders, African Rainbow Minerals Limited, and is thus not independent. He is, however, in terms of South African governance practices, a member of the Nomination Committee. The lead independent non-executive director was re-appointed in August 2014.

US domestic companies are required to have a compensation committee composed entirely of independent directors. Harmony has appointed a Remuneration Committee, comprising six board members, all of whom are non-executive and five of whom are independent.

The non-executive directors of US domestic companies must meet at regularly scheduled executive sessions without management. Although the JSE Listing Requirements do not require such meetings, the board meets without executives after each board meeting. The board also has unrestricted access to all company information, records, documents and property. Directors may, if necessary, take independent professional advice at the Company’s expense and non-executive directors have access to management and may meet separately with management, without the attendance of executive directors.

Item 16H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements for the fiscal year ended June 30, 2014 and the related information pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

Financial Statements

The financial statements appear in this annual report on Form 20-F beginning on page F-3. The report of the independent registered public accounting firm appears on page F-2.

Item 19.	EXHIBITS

*1.1	Memorandum of Incorporation of Harmony (previously known as Memorandum and Articles of Association)

*2.1	Notice to shareholders dated October 23, 2014 in respect of the annual general meeting to be held on November 21, 2014

2.2	Deposit Agreement among Harmony, Deutsche Bank Trust Company Limited, as Depositary, and owners and holders of American Depositary Receipts, dated as of October 7, 2011 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

2.3	Form of ADR (included in Exhibit 2.2) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2011, filed on October 24, 2011)

4.1	Harmony (2003) Share Option Scheme, as amended (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005, filed on November 3, 2005)

4.2	Deed of Extinguishment of Royalty (Wafi-Golpu Project) dated February 16, 2009 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009

4.3	Hidden Valley Joint Venture Agreement dated May 22, 2008 between Morobe Consolidated Goldfields Limited, Newcrest PNG 1 Limited and Hidden Valley Services Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.4	Master Co-operation Agreement dated on or about August 5, 2008 between Hidden Valley Services Limited, Wafi-Golpu Services Limited, Morobe Exploration Services Limited, Harmony Gold (PNG Services) Pty Limited and Newcrest Mining Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on October 26, 2009)

4.5	Amended and Restated Sale Agreement dated March 30, 2012 between Evander Gold Mines Limited, Harmony Gold Mining Company, Taung Gold Secunda (Proprietary) Limited, Taung Gold Limited, Clidet No. 790 (Proprietary) Limited and Clidet No. 791 (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.6	Amended and Restated Sale of Shares and Claims Agreement, dated August 15, 2012, between Harmony Gold Mining Company, Emerald Panther Investments 91 (Proprietary) Limited, Pan African Resources Plc and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.7	Harmony Shared Services Agreements, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.8	Evander Shared Services Agreements, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.9	Sale of Business Agreement, dated May 30, 2012, between Harmony Gold Mining Company and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.10	Sale of Shares Agreement, dated May 21, 2011 between Pamodzi Uranium (Proprietary) Limited, Pamodzi Cooke (Proprietary) Limited, Armgold/Harmony Joint Investment Company (Proprietary) Limited, Gold One International Limited, Newshelf 1114 (Proprietary) Limited and Rand Uranium (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.11	Termination of Management Agreement between Harmony Gold Mining Company Limited and Rand Uranium (Proprietary) Limited, dated September 21, 2012 (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012, filed on October 29, 2012)

4.12	Sale of Business Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.13	First Addendum to the Sale of Business Agreement dated May 24, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.14	Second Addendum to the Sale of Business Agreement dated June 24, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.15	Subscription, Sale and Shareholders’ Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.16	First Addendum to the Subscription, Sale and Shareholders’ Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.17	Second Addendum to the Subscription, Sale and Shareholders’ Agreement dated July 10, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited, Business Venture Investments No. 1688 Proprietary Limited and the Trustees for the time being of the Harmony Gold Community Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.18	Sale of Shares Agreement dated March 6, 2013 between Harmony Gold Mining Company Limited and The Trustees for the time being of the Malibongwe Women Development Trust (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.19	Contractor Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.20	Services Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.21	Sale of Property Agreement dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Business Venture Investments No. 1692 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.22	Agreement of Lease dated March 20, 2013 between ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.23	Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.24	Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.25	Borrower Pledge and Cession Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.26	Borrower Pledge and Cession Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.27	Cashflow Waterfall Agreement dated March 20, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.28	Addendum to the Cashflow Waterfall Agreement dated May 28, 2013 between Harmony Gold Mining Company Limited, Business Venture Investments No. 1692 Proprietary Limited, Histopath Proprietary Limited, Business Venture Investments No. 1677 Proprietary Limited, Business Venture Investments No. 1687 Proprietary Limited and Business Venture Investments No. 1688 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.29	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.30	Addendum to the Term Loan Facility Agreement dated May 23, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.31	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.32	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1677 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.33	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.34	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.35	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.36	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1687 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.37	Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.38	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.39	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.40	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Business Venture Investments No. 1688 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.41	Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.42	Addendum to the Term Loan Facility Agreement dated May 24, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.43	Waiver letter dated June 24, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.44	Extension letter dated May 10, 2013 in respect of the Term Loan Facility Agreement dated March 20, 2013 between Histopath Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.45	First Addendum to the Amended and Restated Sale of Shares and Claims Agreement dated October 30, 2012 between Harmony Gold Mining Company Limited, Emerald Panther Investments 91 Proprietary Limited, Pan African Resources plc and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.46	Second Addendum to the Amended and Restated Sale of Shares and Claims Agreement dated November 30, 2012 between Harmony Gold Mining Company Limited, Emerald Panther Investments 91 Proprietary Limited, Pan African Resources plc, Evander Gold Mines Limited, Randfontein Estates Limited and Firefly Investments 251 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.47	Third Addendum to the Amended and Restated Sale of Shares and Claims Agreement dated February 28, 2013 between Harmony Gold Mining Company Limited, Emerald Panther Investments 91 Proprietary Limited, Pan African Resources plc, Evander Gold Mines Limited, Randfontein Estates Limited and Firefly Investments 251 Proprietary Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.48	Covering Mortgage Bond dated November 30, 2012 between Emerald Panther Investments 91 Proprietary Limited and Evander Gold Mines Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.49	Pledge and Cession Agreement dated February 28, 2013 between Emerald Panther Investments 91 Proprietary Limited and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.50	Pledge and Cession Agreement dated February 28, 2013 between Pan African Resources plc and Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

4.51	Harmony 2006 Share Scheme (2010 Amended Version) (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

*4.52	Exchange and Sale of Mining Right Portions Agreement dated September 2, 2013 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited

*4.53	First Addendum to the Exchange and Sale of Mining Right Portions Agreement dated April 16, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited

*4.54	Reinstatement and Second Addendum to the Exchange and Sale of Mining Right Portions Agreement dated May 6, 2014 between Armgold/Harmony Freegold Joint Venture Company Proprietary Limited and Sibanye Gold Limited

*4.55	Amended Trust Deed of the Tlhakanelo Employee Share Trust between Harmony Gold Mining Company Limited and Riana Bisschoff, dated March 14, 2014

8.1	Significant subsidiaries of Harmony Gold Mining Company Limited (incorporated by reference to Harmony’s Annual Report on Form 20-F for the fiscal year ended June 30, 2013, filed on October 25, 2013)

*12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15(d)-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of the principal executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of the principal financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Information in respect of Harmony’s Board and Executive Management (Extracted from Harmony’s Annual Report 2014)

*15.2	Information in respect of Harmony’s Corporate Governance (Extracted from Harmony’s Annual Report 2014)

*15.3	Audit and Risk Committee Report (Extracted from Harmony’s Annual Report 2014)

*	Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Exchange Act, we hereby certify that we meet all of the requirements for filing on Form 20-F and that we have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

HARMONY GOLD MINING COMPANY LIMITED

By: /s/ Graham Briggs

Graham Briggs

Chief Executive Officer

Date: October 23, 2014

S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and cash flow statements present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries at June 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2.6 to the consolidated financial statements, the Company changed the manner in which it accounts for stripping costs.

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

/s/ PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa October 23, 2014

GROUP INCOME STATEMENTS

for the years ended June 30, 2014

		US dollar
Figures in million	Note	2014	Restated 2013 *	Restated 2012 *
Continuing operations
Revenue		1,515	1,803	1,953
Cost of sales	5	(1,549)	(1,829)	(1,566)

Production costs		(1,148)	(1,283)	(1,271)
Amortization and depreciation		(207)	(227)	(253)
(Impairment)/reversal of impairment of assets		(135)	(274)	7
Employment termination and restructuring costs		(26)	(5)	(10)
Other items		(33)	(40)	(39)

Gross (loss)/profit		(34)	(26)	387
Corporate, administration and other expenditure		(42)	(53)	(45)
Social investment expenditure		(9)	(14)	(9)
Exploration expenditure		(44)	(76)	(64)
Profit on sale of property, plant and equipment	6	3	16	8
Other expenses (net)	7	(20)	(40)	(6)

Operating (loss)/profit	8	(146)	(193)	271
Loss from associates	21	(10)	—	—
Reversal of impairment of investment in associate	9	—	—	7
Profit on disposal/(impairment) of investments	19	1	(10)	(19)
Net gain on financial instruments	18	16	20	11
Investment income	10	21	21	12
Finance cost	11	(27)	(29)	(37)

(Loss)/profit before taxation		(145)	(191)	245
Taxation	12	27	(69)	16

Net (loss)/profit from continuing operations		(118)	(260)	261

Discontinued operations
Profit from discontinued operations	13	—	36	75

Net (loss)/profit for the year		(118)	(224)	336

Attributable to:
Owners of the parent		(118)	(224)	336
Non-controlling interest		—	—	—

(Loss)/earnings per ordinary share (cents)	14

(Loss)/earnings from continuing operations		(27)	(60)	60
Earnings from discontinued operations		—	8	18

Total (loss)/earnings		(27)	(52)	78

Diluted (loss)/earnings per ordinary share (cents)	14

(Loss)/earnings from continuing operations		(27)	(60)	60
Earnings from discontinued operations		—	8	18

Total diluted (loss)/earnings		(27)	(52)	78

*	The prior years’ results have been restated due to a change in accounting policy. Refer to note 2.6 for details.

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF COMPREHENSIVE INCOME

for the years ended June 30, 2014

		US dollar
Figures in million	Note	2014	Restated 2013 *	Restated 2012 *
Net (loss)/profit for the year		(118)	(224)	336
Other comprehensive (loss)/income for the year, net of income tax		(209)	(666)	(596)

Items that may be reclassified subsequently to profit or loss		(206)	(666)	(596)
Foreign exchange translation loss	25	(206)	(665)	(608)
Gain/(loss) on fair value movement of available-for-sale investments	25	1	(9)	(7)
Movement on available-for-sale investments recognized in profit or loss	25	(1)	10	19
Reversal of fair value movement on acquisition of associate	25	—	(2)	—
Items that will not be reclassified to profit or loss	25	(3)	—	—
Actuarial loss recognized during the year		(4)	—	—
Deferred taxation thereon		1	—	—

Total comprehensive loss for the year		(327)	(890)	(260)

Attributable to:
Owners of the parent		(327)	(890)	(260)
Non-controlling interest		—	—	—

*	The prior years’ results have been restated due to a change in accounting policy. Refer to note 2.6 for details.

The accompanying notes are an integral part of these consolidated financial statements.

GROUP BALANCE SHEETS

		US dollar
Figures in million	Note	At June 30, 2014	Restated At June 30, 2013 *	Restated At July 1, 2012 *
ASSETS

Non-current assets
Property, plant and equipment	15	3,116	3,279	3,992
Intangible assets	16	84	220	268
Restricted cash	17	4	4	4
Restricted investments	18	217	206	224
Deferred tax assets	12	8	10	59
Investments in associates	21	—	11	—
Investments in financial assets	19	—	5	18
Inventories	23	5	6	7
Trade and other receivables		—	—	3

Total non-current assets		3,434	3,741	4,575

Current assets
Inventories	23	145	142	119
Trade and other receivables	20	90	116	152
Income and mining taxes		10	13	14
Restricted cash	17	1	—	—
Cash and cash equivalents		172	209	216

		418	480	501
Assets of disposal groups classified as held for sale		—	—	174

Total current assets		418	480	675

Total assets		3,852	4,221	5,250

EQUITY AND LIABILITIES

Share capital and reserves
Share capital	24	4,035	4,035	4,036
Other reserves	25	(887)	(701)	(65)
(Accumulated loss)/retained earnings		(223)	(105)	168

Total equity		2,925	3,229	4,139

Non-current liabilities
Deferred tax liabilities	12	253	303	378
Provision for environmental rehabilitation	26	198	200	227
Retirement benefit obligation	28	23	19	22
Other non-current liabilities	27	9	5	4
Borrowings	29	270	226	183

Total non-current liabilities		753	753	814

Current liabilities
Borrowings	29	—	28	38
Trade and other payables	30	174	211	213

		174	239	251
Liabilities of disposal groups classified as held for sale		—	—	46

Total current liabilities		174	239	297

Total equity and liabilities		3,852	4,221	5,250

*	The prior years’ results have been restated due to a change in accounting policy. Refer to note 2.6 for details.

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

for the years ended June 30, 2014

Figures in million (US dollar)	Number of ordinary shares issued	Share capital	Share Premium	Retained earnings/ (accumulated loss)	Other reserves	Total
Note	24	24			25

Balance - June 30, 2011 as previously reported *	430,084,628	33	4,000	(102)	519	4,450
Restatement for IFRIC 20	—	—	—	(7)	—	(7)

Restated balance - June 30, 2011	430,084,628	33	4,000	(109)	519	4,443
Issue of shares
- Exercise of employee share options	1,479,608	—	3	—	—	3
Share-based payments	—	—	—	—	12	12
Net profit for the year *	—	—	—	336	—	336
Other comprehensive loss for the year *	—	—	—	—	(596)	(596)
Dividends paid [1]	—	—	—	(59)	—	(59)

Balance - June 30, 2012	431,564,236	33	4,003	168	(65)	4,139

Issue of shares
- Exercise of employee share options	225,654	—	—	—	—	—
- Shares issued to the Thlakanelo Employee Share Trust	3,500,000	—	—	—	—	—
Share-based payments	—	—	(1)	—	30	29
Net loss for the year *	—	—	—	(224)	—	(224)
Other comprehensive loss for the year *	—	—	—	—	(666)	(666)
Share of retained earnings on acquisition of associate	—	—	—	2	—	2
Dividends paid [1]	—	—	—	(51)	—	(51)

Balance - June 30, 2013	435,289,890	33	4,002	(105)	(701)	3,229

Issue of shares
- Exercise of employee share options	535,557	—	—	—	—	—
Share-based payments	—	—	—	—	23	23
Net loss for the year	—	—	—	(118)	—	(118)
Other comprehensive loss for the year	—	—	—	—	(209)	(209)

Balance - June 30, 2014	435,825,447	33	4,002	(223)	(887)	2,925

*	The prior years’ results have been restated due to a change in accounting policy. Refer to note 2.6 for details.
¹	Dividends per share is disclosed under the earnings per share note. Refer to note 14.

The accompanying notes are an integral part of these consolidated financial statements.

GROUP CASH FLOW STATEMENTS

for the years ended June 30, 2014

		US dollar
Figures in million	Note	2014	Restated 2013*	Restated 2012*
Cash flow from operating activities
Cash generated by operations	31	218	394	593
Interest received		13	16	10
Interest paid		(12)	(14)	(18)
Income and mining taxes paid		—	(33)	(33)

Cash generated by operating activities		219	363	552

Cash flow from investing activities
Increase in restricted cash		(1)	—	(6)
Increase in amounts invested in environmental trusts		(2)	—	—
Proceeds on disposal of Evander, net of cash disposed	31	—	139	—
Proceeds on disposal of investments		5	—	—
Increase in amounts invested in social trust fund		—	(1)	—
Purchase of investment in associate		—	(9)	—
Additions to intangible assets		(1)	(1)	(4)
Proceeds on disposal of investment in associates		—	—	28
Proceeds on disposal of property, plant and equipment		—	16	22
Additions to property, plant and equipment		(256)	(464)	(418)

Cash utilized by investing activities		(255)	(320)	(378)

Cash flow from financing activities
Borrowings raised		60	80	188
Borrowings repaid		(44)	(35)	(159)
Ordinary shares issued		—	—	3
Dividends paid		—	(50)	(57)

Cash generated/(utilized) by financing activities		16	(5)	(25)

Foreign currency translation adjustments		(17)	(45)	(35)

Net (decrease)/increase in cash and cash equivalents		(37)	(7)	114
Cash and cash equivalents - beginning of year		209	216	102

Cash and cash equivalents - end of year		172	209	216

*	The prior years’ results have been restated due to a change in accounting policy. Refer to note 2.6 for details.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

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

The consolidated financial statements were authorized for issue by the board of directors on October 23, 2014.

2	ACCOUNTING POLICIES

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

Recent accounting developments

New standards amendments to standards and interpretations to existing standards adopted by the group.

The effective dates below are for financial periods beginning on or after the given date.

The following standards or amendments to standards have become effective but had no impact on the results of the group:

Pronouncement	Title	Effective date
IFRS 1 (Amendment)	First-time Adoption of IFRS – Government loans	January 1, 2013
IFRS 7 (Amendment)	Financial Instruments: Disclosure – asset and liability offsetting	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRSs	Annual Improvements 2009 – 2011 Cycle	January 1, 2013

The following standards or amendments to standards have become effective and had an impact on the disclosure:

Pronouncement	Title	Effective date
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 27 (Revised 2011)	Separate Financial Statements	January 1, 2013
IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013

The following standards or amendments to standards have become effective and have affected the results of the group as discussed below:

Pronouncement	Title	Effective date
IFRS 11

Joint Arrangements

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

The group only has joint arrangements in PNG, through its 50% interest in mining and exploration assets located in the Morobe province. These arrangements are classified as joint operations under IFRS 11. The joint operations were previously accounted for by proportional consolidation. The change in accounting policy has not had an impact on any previously reported numbers. The group now accounts for its interest in assets, liabilities, revenue and expenses of these unincorporated operations.

January 1, 2013

IAS 19 (Revised)

Employee Benefits

The standard includes a number of amendments to the accounting for defined benefit plans, including that actuarial gains and losses are now recognized in other comprehensive income (OCI). Actuarial gains and losses recognized in OCI will not be recycled to profit or loss. The impact for the group on prior periods was immaterial and the comparative periods were not restated.

January 1, 2013

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

IFRIC 20

Stripping Costs in the Production Phase of a Surface Mine

The Interpretation clarifies that two types of benefits may accrue to an entity from stripping activity: 1) usable ore that can be used to produce inventory and 2) improved access to further quantities of material that will be mined in future periods.

January 1, 2013

The Interpretation considers when and how to account separately for these two benefits arising from the stripping activity, as well as how to measure these benefits both initially and subsequently. Stripping assets that could not be attributed to an identifiable component of the ore body were written off to retained earnings on adoption of IFRIC 20.

The application of IFRIC 20 resulted in transfers in and out of production costs ceasing, with an increase in the depreciation charge. Refer to note 2.6 for the effect on the group on applying IFRIC 20.

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

The following standards or amendments to standards are not expected to have an impact on the results of the group but will affect the disclosure in the financial statements:

Pronouncement	Title	Effective date
IAS 16 and IAS 38 (Amendments)	Amendments to Property, Plant and Equipment and Intangible Assets – Clarification of acceptable methods of depreciation and amortization	January 1, 2016
IAS 32 (Amendment)	Financial Instruments: Presentation – asset and liability offsetting	January 1, 2014
IAS 36 (Amendment)	Impairment of Assets – Recoverable amount disclosures for non-financial assets	January 1, 2014

The following standards or amendments to standards are not relevant to the group:

Pronouncement	Title	Effective date
IFRS 10, IFRS 12 and IAS 27 (Amendments)	Amendments to Consolidated Financial Statements, Disclosures of Interests in Other Entities and Separate Financial Statements – Investment entities	January 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRSs	Annual improvements 2011-2013 Cycle	July 1, 2014
IAS 16 and IAS 41 (Amendments)	Amendments to Property, Plant and Equipment and Agriculture – Bearer plants	January 1, 2016
IAS 19 (Amendments 2013)	Employee Benefits – Defined Benefit Plans: Employee Contributions	July 1, 2014
IAS 39 (Amendments)	Financial instruments: Recognition and measurement – Novation of derivatives and continuation of hedge accounting	January 1, 2014

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group:

Pronouncement	Title	Effective date
IFRS 9

Financial Instruments

This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value.

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

January 1, 2018

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Hedge accounting

The new requirements in IFRS 9 align hedge accounting more closely with risk management, and so should result in more ‘decision-useful’ information to users of financial statements. The revised standard also establishes a more principles-based approach to hedge accounting and addresses inconsistencies and weaknesses in the current model in IAS 39.

Expected credit losses

IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model. The ECL model constitutes a change from the guidance in IAS 39 and seeks to address the criticisms of the incurred loss model which arose during the economic crisis. In practice, the new rules mean that entities will have to record a day 1 loss equal to the 12-month ECL on initial recognition of financial assets that are not credit impaired (or lifetime ECL for trade receivables).

IFRS 9 contains a ‘three stage’ approach which is based on the change in credit quality of financial assets since initial recognition. Assets move through the three stages as credit quality changes and the stages dictate how an entity measures impairment losses and applies the effective interest rate method. Where there has been a significant increase in credit risk, impairment is measured using lifetime ECL rather than 12-month ECL. The model includes operational simplifications for lease and trade receivables.

Disclosures

Extensive disclosures are required, including reconciliations from opening to closing amounts of the ECL provision, assumptions and inputs and a reconciliation on transition of the original classification categories under IAS 39 to the new classification categories in IFRS 9.

The impact of the standard is currently being assessed by management.

IFRS 10 and IAS 28 (Amendments)	Amendments to Consolidated Financial Statements and Investments in Associates and Joint Ventures	January 1, 2016

These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

The impact of the amendments is currently being assessed by management.

IFRS 11 (Amendments)

Joint Arrangements – Acquisitions of interests in joint operations

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

Apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with guidance in IFRS 11. Disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments apply both to the initial acquisition of an interest in joint operation, and the acquisition of an additional interest in a joint operation (in the latter case, previously held interests are not remeasured).

The impact of the amendment is currently being assessed by management.

January 1, 2016

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

IFRS 15	Revenue from contracts with customers:		January 1, 2016

Provides a single, principles based five-step model to be applied to all contracts with customers.

	1.	Identify the contract with the customer.
	2.	Identify the performance obligations in the contract.
	3.	Determine the transaction price.
	4.	Allocate transaction price to the performance obligation in the contracts.
	5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The impact of the standard is currently being assessed by management.

IFRSs

Annual Improvements 2010-2012 Cycle

IFRS 2 – Share-based payment – Amends the definitions of ‘vesting conditions’ and ‘market conditions’ and adds definitions for ‘performance conditions’ and ‘service conditions’.

IFRS 3 – Business Combinations – Requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

IFRS 8 – Operating Segments – Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliation of segment assets only required if segment assets are reported regularly.

IFRS 13 – Fair Value Measurements – Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusion only).

IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets – Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24 – Related Party Disclosures – Clarify how payments to entities providing management services are to be disclosed.

The impact of the annual improvements are currently being assessed by management.

July 1, 2014

IFRSs	Annual Improvements 2012 – 2014 Cycle		January 1, 2016

IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations – Addresses changes in methods of disposal.

IFRS 7 – Financial Instrument Disclosures – Addresses servicing contracts and the applicability of the amendments to IFRS 7 to condensed interim financial statements.

IAS 19 – Employee Benefits – Addresses regional market issues related to discount rates.

IAS 34 – Interim Financial Reporting – Addresses disclosure of information ‘elsewhere in the interim report’.

The impact of the annual improvements are currently being assessed by management.

IAS 27 (Amendments)	Separate Financial Statements		January 1, 2016

Amends IAS 27 to restore the option to use the equity method to account for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements.

The impact of the amendment is currently being assessed by management.

IFRIC 21	Levies		January 1, 2014

Provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

The interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies:

	•	The liability is recognized progressively if the obligating event occurs over a period of time.

	•	If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

The impact of the interpretation is currently being assessed by management.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Measurement basis

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss and cash-settled share-based payments.

Accounting policies

Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted in grey shading in the notes to the group financial statements. The accounting policies below are applied throughout the financial statements:

2.1	Consolidation

The group recognizes that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 – Consolidated Financial Statements.

The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.

Control

The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee.

The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(i)	Subsidiaries

Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases.

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

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.

(ii)	Associates

Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors of the entity.

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

When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

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

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii)	Joint arrangements

Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

For interest in joint operations, the group includes its share of the joint operations’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

The group recognizes the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognize its share of profits or losses from the joint operation that result from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

The group recognizes its interest in a joint venture as an investment and accounts for it using the equity method of accounting.

(iv)	Structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.

2.2	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rand and US dollar for the benefit of local and international users.

For translation of the rand financial statement items to US dollar, the average of R10.35 (2013: R8.82) (2012: R7.77) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R10.61 (2013: R9.98) per US$1 for asset and liability items. Equity items were translated at historic rates. The profit from discontinued operations for the 2013 financial year was translated at the average rate for the eight months (being the period that Evander was part of the group during 2013) of R8.55 per US$1.

The translation effect from rand to US dollar is included in other comprehensive income in the US$ financial statements.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “kina” to Papua New Guinean currency.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(ii)	Transactions and balances

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Gains and losses recognized in the income statement are included in the determination of “other expenses (net)”.

(iii)	Group companies

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

The group has determined that gold is its primary product and other metals produced as part of the extraction process are considered to be by-products of gold. Revenue arising from metal sales is only recognized when the significant risks and rewards of ownership have been transferred, neither continuing managerial involvement nor effective control over the metals sold has been retained, the amount of revenue and costs incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the group. These conditions are satisfied when the gold has been delivered in terms of the contract and the sales price fixed, as evidenced by the certificate of sale issued by the refinery. The sales price for the majority of the group’s gold is based on the gold spot price according to the afternoon London bullion market fixing price for gold on the date the sale is concluded.

Revenue further excludes value-added tax. Revenues from silver and other by-product sales are credited to production costs as a by-product credit.

2.4	Exploration expenditure

The group has elected to expense all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.

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

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

2.5	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortization are reviewed annually on June 30 for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash-generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Fair value less costs to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production and capital expenditure all based on life-of-mine plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 15 for detail.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk-adjusted based on management’s relative confidence in such materials.

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

2.6	Changes in Accounting Policies

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20) which became effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue:

(i) usable ore that can be used to produce inventory; and

(ii) improved access to further quantities of material that will be mined in future periods.

Harmony has applied IFRIC 20 on a prospective basis from July 1, 2011 in compliance with the transitional requirements of IFRIC 20.

Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.

A stripping activity asset shall be recognized if all of the following are met:

(i)	it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;

(ii)	the entity can identify the component of the orebody for which access has been improved; and

(iii)	the cost relating to the stripping activity associated with that component can be measured reliably.

The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units-of-production method.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. On July 1, 2011, an amount of US$6.6 million was written off to opening retained earnings.

The comparative periods presented have been restated.

Reconciliation of the effect of the change in accounting standard:

Consolidated income statements

	US dollar
Figures in million	2013	2012
Cost of sales
Production costs
As previously reported	(1,292)	(1,276)
IFRIC 20 adjustment	9	5

Restated	(1,283)	(1,271)

Amortization and depreciation
As previously reported	(220)	(247)
IFRIC 20 adjustment	(7)	(6)

Restated	(227)	(253)

Other items
As previously reported	(40)	(35)
IFRIC 20 adjustment	—	(4)

Restated	(40)	(39)

Increase/(decrease) in net profit/(loss) for the period*	2	(5)

* There is no material taxation effect on these items.

Consolidated statements of comprehensive income

	US dollar
Figures in million	2013	2012
Increase/(decrease) in net profit/(loss) for the period*	2	(5)
Other comprehensive income for the period net of income tax
Foreign exchange translation
As previously reported	(667)	(607)
IFRIC 20 adjustment	2	(1)

Restated	(665)	(608)

Increase/(decrease) in total comprehensive income/(loss) for the period*	4	(6)

* There is no material taxation effect on these items.

Consolidated balance sheets

	US dollar
Figures in million	2013	2012
Non-current assets
Property, plant and equipment
As previously reported	3,287	4,003
IFRIC 20 adjustment	(8)	(11)

Restated	3,279	3,992

Current assets
Inventories
As previously reported	143	121
IFRIC 20 adjustment	(1)	(2)

Restated	142	119

Share capital and reserves
Other reserves
As previously reported	(702)	(64)
IFRIC 20 adjustment[1]	1	(1)

Restated	(701)	(65)

Retained earnings
As previously reported	95	180
IFRIC 20 adjustment	10	(12)

Restated	105	168

(Decrease)/increase in total equity	11	(13)

[1] Translation effect of the IFRIC 20 adjustments on foreign operations.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Consolidated cash flow statements

	US dollar
Figures in million	2013	2012
Cash generated by operating activities
As previously reported	328	545
IFRIC 20 adjustment	35	7

Restated	363	552

Cash utilized by investing activities
As previously reported	(285)	(371)
IFRIC 20 adjustment	(35)	(7)

Restated	(320)	(378)

(Decrease)/increase in cash and cash equivalents	—	—

(Loss)/earnings per share

	US dollar
	2013	2012
Total basic and diluted (loss)/earnings per share (cents)
As previously reported	(53)	79
IFRIC 20 adjustment	1	(1)

Restated	(52)	78

Total headline earnings
Figures in million
As previously reported	31	317
IFRIC 20 adjustment	2	(5)

Restated	33	312

Total headline and diluted headline (loss)/earnings per share (cents)
As previously reported	7	74
IFRIC 20 adjustment	—	(1)

Restated	7	73

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

The resulting accounting estimates may differ from actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the group financial statements are:

•	Estimate of taxation – note 12;

•	Gold mineral reserves and resources – note 15;

•	Production start date – note 15;

•	Impairment of assets – note 15;

•	Impairment of goodwill – note 16;

•	Estimate of exposure and liabilities with regard to rehabilitation costs – note 26;

•	Estimate of employee benefit liabilities – note 28;

•	Fair value of share-based payments – note 33;

•	Assessment of contingencies – note 35.

Please refer to the specific notes for further information on the key accounting estimates and assumptions applied.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

4	FINANCIAL RISK MANAGEMENT

The group’s financial instruments expose it to certain financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group’s financial assets and liabilities are set out below:

Figures in million (US dollars)	Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Fair value through profit or loss	Financial liabilities at amortized cost
At June 30, 2014
Restricted cash	5	—	—	—	—
Restricted investments	39	—	103	75	—
Trade and other receivables	65	—	—	—	—
Cash and cash equivalents	172	—	—	—	—
Borrowings	—	—	—	—	270
Other non-current liabilities	—	—	—	—	2
Trade and other payables	—	—	—	—	50
At June 30, 2013
Restricted cash	4	—	—	—	—
Restricted investments	—	—	101	105	—
Investments in financial assets	—	5	—	—	—
Trade and other receivables	94	—	—	—	—
Cash and cash equivalents	209	—	—	—	—
Borrowings	—	—	—	—	254
Trade and other payables	—	—	—	—	64

Risk management is carried out by a central treasury department (group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group’s operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

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

	US dollar
Figures in million	2014	2013
Sensitivity analysis - borrowings
Rand against US$
Increase by 10%	27	21
Decrease by 10%	(27)	(21)

Closing rate	10.61	9.98

Sensitivity analysis - financial assets
Kina against A$
Increase by 10%	—	1
Decrease by 10%	—	(1)

Closing rate	2.28	2.04

US$ against Kina
Increase by 10%	—	1
Decrease by 10%	—	(1)

Closing rate	0.94	0.92

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(ii)	Other price risk

The group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets and fair value through profit or loss as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

A 1% increase in the share price of the available-for-sale investments at the reporting date, with all other variables held constant, would not have had a material impact on other comprehensive income for 2013 and 2014.

Certain of the restricted investments are linked to the Shareholder Weighted Top 40 Index (SWIX 40) on the JSE. A 1% increase in the SWIX 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by US$0.4 million (2013: US$0.8 million); an equal change in the opposite direction would have decreased profit or loss by US$0.2 million (2013: US$0.5 million).

Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold. Harmony generally does not enter into forward sales, derivatives or others hedging arrangements to establish a price in advance for the sale of future gold production.

(iii)	Interest rate risk

The group’s interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

Sensitivity analysis – borrowings

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2013.

	US dollar
Figures in million	2014	2013
Increase by 100 basis points	(3)	(3)
Decrease by 100 basis points	3	3

Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

Sensitivity analysis – financial assets

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2013.

	US dollar
Figures in million	2014	2013
Increase by 100 basis points	3	4
Decrease by 100 basis points	(3)	(4)

(b)	Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations timeously. Financial instruments which subject the group to concentrations of credit risk consist predominantly of restricted cash, restricted investments, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.

Exposure to credit risk on trade and other receivables is monitored on a regular basis. Refer to note 20 for management’s assessment. The credit risk arising from restricted cash, cash and cash equivalents and restricted investments is managed by ensuring amounts are only invested with financial institutions of good credit quality. The group has policies that limit the amount of credit exposure to any one financial institution.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Cash and cash equivalents and restricted cash

Financial institutions’ credit rating by exposure

	US dollar
Figures in million	2014	2013
Credit rating
AAA	5	15
AA+	63	36
AA1	64	69
AA-[1]	34	46
A+[1]	11	47

Cash and cash equivalents and restricted cash	177	213

AA+	—	1
AA	3	2
AA-	1	1
A+	1	—

Total restricted cash	5	4

[1]	Includes restricted cash

Restricted investments are held with financial institutions who have the following credit ratings: AAA US$nil (2013: US$10.7 million) AA+ US$55.6 million (2013: nil), AA US$147.5 million (2013: US$188.3 million), and A+ (US$9.3 million) (2013: US$2.3 million).

The social plan trust fund of US$4.4 million has been invested in unit trusts comprising shares in listed companies.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$459.8 million as at June 30, 2014 (2013: US$513.4 million).

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

The following are the contractual maturities of financial liabilities (including principal and interest payments):

	US dollar
Figures in million	Current	More than 1 year
2014
Other non-current liabilities	—	2
Borrowings
Due between 0 to six months	4	—
Due between six to 12 months	4	—
Due between one to two years	—	272
Due between two to five years	—	—
Trade and other payables (excluding non-financial liabilities)	50	—

	58	274

2013
Borrowings
Due between 0 to six months	21	—
Due between six to 12 months	20	—
Due between one to two years	—	22
Due between two to five years	—	212
Trade and other payables (excluding non-financial liabilities)	64	—

	105	234

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(d)	Capital risk management

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimizes the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

The group follows a conservative approach to debt and prefers to maintain low levels of gearing, as follows:

	US dollar
Figures in million	2014	2013
Cash and cash equivalents	172	209
Borrowings	(270)	(254)

Net debt	(98)	(45)

There were no changes to the group’s approach to capital management during the year.

(e)	Fair value determination for financial assets and liabilities

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

The table below presents the group’s assets and liabilities that are measured at fair value by level (see list below) at June 30, 2014.

(1)	Quoted prices (unadjusted) in active markets for identical assets (level 1);

(2)	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices) (level 2);

(3)	Inputs for the asset that are not based on observable market data (that is, unobservable inputs) (level 3).

Assets	Level 1	Level 2	Level 3
Figures in million (US dollar)
Available-for-sale financial assets[1]	—	—	—
Fair value through profit and loss[2]	—	75	—

The table below presents the group’s assets and liabilities that are measured at fair value by level at June 30, 2013.

Assets	Level 1	Level 2	Level 3
Figures in million (US dollar)
Available-for-sale financial assets[1]	4	—	1
Fair value through profit and loss[2]	—	105	—

¹	Refer to note 19. Level 1 and 2 fair values are either directly or indirectly derived from actively trading shares on the JSE. Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
²	Level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate. The fair value of US$4.5 million (2013: US$4.5 million) of the balance in 2014 is derived by reference to quoted prices of the shares held within the unit trust portfolio.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

5	COST OF SALES

	US dollar
		Restated	Restated
Figures in million	2014	2013	2012
Production costs (a)	1,148	1,283	1,271
Amortization and depreciation of mining assets	202	222	248
Amortization and depreciation of assets other than mining assets (b)	5	5	5
Rehabilitation expenditure/(credit) (c)	1	(2)	(2)
Care and maintenance cost of restructured shafts	6	8	11
Employment termination and restructuring costs (d)	26	5	10
Share-based payments (e)	26	30	11
Impairment/(reversal of impairment) of assets (f)	135	274	(7)
Other (g)	—	4	19

Total cost of sales	1,549	1,829	1,566

(a)	Production costs include mine production, transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed. Production costs, analyzed by nature, consist of the following:

	US dollar
		Restated	Restated
Figures in million	2014	2013	2012
Labor costs, including contractors	711	829	831
Consumables	317	372	354
Water and electricity	182	194	195
Insurance	11	13	16
Transportation	16	23	21
Change in inventory	(10)	(25)	(18)
Capitalization of mine development costs	(139)	(153)	(157)
Stripping activities	(13)	(35)	(25)
By-product sales	(22)	(29)	(32)
Royalty expense	12	25	15
Other	83	69	71

Total production costs	1,148	1,283	1,271

(b)	Amortization and depreciation of assets other than mining assets includes the amortization of intangible assets.

(c)	For the assumptions used to calculate the rehabilitation costs, refer to note 26. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as ongoing rehabilitation cost. For 2014, US$5.1 million (2013: US$7.3 million) (2012: US$3.3 million) was spent on rehabilitation.

(d)	During 2013, the group’s South African operations embarked on a programme whereby voluntary severance packages were offered to all employees while Hidden Valley underwent a significant restructuring process. This programme was concluded in June 2014.

(e)	Refer to note 33 for details on the share-based payment schemes implemented by the group.

(f)	Impairment/(reversal of impairment) of assets consists of the following:

	US dollar
Figures in million	2014	2013	2012
Phakisa	130	—	—
Steyn 2 (Bambanani)	3	3	15
St Helena (Other - underground)	2	3	—
Hidden Valley	—	268	—
Kalgold	—	—	1
Target 1	—	—	(23)

Total impairment/(reversal of impairment) of assets	135	274	(7)

During the 2014 year, an impairment of US$130.3 million was recognized on Phakisa, following a change in the life-of-mine plan during the annual planning process. The change resulted after the completion of a feasibility study in the current year on the proposed decline shaft, which showed significant additional capital requirements. It was therefore decided not to proceed with the sinking of the decline shaft. The exclusion of the decline shaft from the life-of-mine plan resulted in a decrease in the reserves of Phakisa of 2 million ounces. The impairment comprises of US$123.1 million goodwill and US$7.1 million mining assets. The recoverable amount of Phakisa is US$401.7 million and has been determined on a fair value less costs to sell basis using the assumptions as set out in note 15. This is a fair value measurement, classified as level 3.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Impairments on Steyn 2 of US$3.4 million (2013: US$2.7 million) (2012: US$15.4 million) and St Helena US$2.0 million (2013: US$3.1 million) were recognized following the decision not to mine these operations in future. The operations were impaired to the recoverable amount of US$nil.

During the 2013 financial year, an impairment to the value of US$268.0 million was recognized for Hidden Valley. This was due to the operation’s poor performance at that stage and the reduction in the US dollar gold and silver prices.

An impairment of US$23.6 million was reversed in 2012 due to the revised life-of-mine plans at Target 1.

For assumptions used to calculate the recoverable amounts, refer to note 15.

(g) Included in Other for the 2012 and 2013 financial years are amounts relating to inventory adjustments. Refer to note 23.

6	PROFIT ON SALE OF PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds of the sale with the carrying amount and are recognized in the income statement.

	US dollar
Figures in million	2014	2013	2012
Profit on sale of property, plant and equipment	3	16	8

On May 16, 2014, the ground swap between Joel mine and Sibanye Gold Limited’s (Sibanye) Beatrix mine was completed, resulting in a non-cash profit being recognized for the difference between carrying value of the Joel portion and the fair value of the Beatrix portion. Refer to note 27 for further detail.

For the 2013 financial year, US$6.8 million profit relates to the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources Limited (Wits Gold). Also included is a profit of US$1.7 million for the sale of the Sir Albert Medical Centre and its pharmacy. The remaining profit is the sale of scrap material (including steel) from sites that are closed and being rehabilitated in the Free State.

The profit for 2012 is the sale of scrap material (including steel) from sites that are closed and being rehabilitated in the Free State.

7	OTHER EXPENSES (NET)

	US dollar
Figures in million	2014	2013	2012
Foreign exchange losses - net (a)	18	38	4
Bad debts provision expense/(credit) (b)	2	—	(11)
Bad debts written off (b)	—	—	12
Other expenses - net	—	2	1

Total other expenses (net)	20	40	6

(a)	Included in the total for 2014 is a loss of US$15.0 million (2013: US$39.8 million) (2012: US$5.8 million) related to the translation of the US dollar denominated loan into SA rand (refer to note 29) and a loss of US$3.4 million related to the Australasian intercompany loans not designated as forming part of the net investment of the group’s international operations. The losses for 2013 from the US dollar loan were offset by the foreign exchange gains relating to the Australasian intercompany loans mentioned above.

(b)	Included in the provision credit and bad debts written off for 2012 is an amount US$5.9 million for Pamodzi Gold Limited (Pamodzi) and its subsidiary companies. Pamodzi is an associate and is currently in liquidation. Refer to note 21.

8	OPERATING (LOSS)/PROFIT

The following have been included in operating (loss)/profit:

	US dollar
Figures in million	2014	2013	2012
Auditors’ remuneration	2	2	3
Made up as follows:
External
Fees - current year	2	2	3
Fees - other services	—	—	—

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

9	REVERSAL OF IMPAIRMENT OF INVESTMENT IN ASSOCIATE

During 2012 an impairment reversal of US$6.8 million was recognized as a result of the fluctuations in the exchange rate on the US$ denominated proceeds for the sale of Rand Uranium (Proprietary) Limited (Rand Uranium).

10	INVESTMENT INCOME

Accounting policy

Interest income is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividend income is recognized when the shareholder’s right to receive payment is established. This is recognized at the last date of registration.

Cash flows from dividends and interest received are classified under operating activities in the cash flow statement.

	US dollar
Figures in million	2014	2013	2012
Interest received	21	21	12
Loans and receivables	2	2	2
Held-to-maturity investments	6	4	1
Cash and cash equivalents	12	14	7
South African Revenue Services (SARS)	1	1	2

Total investment income	21	21	12

11	FINANCE COST

	US dollar
Figures in million	2014	2013	2012
Financial liabilities
Borrowings	12	15	19
Other creditors and liabilities	—	—	1

Total finance cost from financial liabilities	12	15	20

Non-financial liabilities
Post-retirement benefits	2	2	2
Time value of money and inflation component of rehabilitation costs	13	14	16
South African Revenue Services (SARS)	1	1	—

Total finance cost from non-financial liabilities	16	17	18

Total finance costs before interest capitalized	28	32	38
Interest capitalized	(1)	(3)	(1)

Total finance cost	27	29	37

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization in 2014 was 3.4% (2013: 4.4%) (2012: 9.1%).

12	TAXATION

Accounting policy

Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

The principal temporary differences arise from amortization and depreciation on property, plant and equipment, provisions, unutilized tax losses and unutilized capital allowances carried forward. Deferred tax assets relating to the carry forward of unutilized tax losses and unutilized capital allowances are recognized to the extent that it is probable that future taxable profit will be available against which the unutilized tax losses and unutilized capital allowances can be utilized. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Interest received from and paid to the tax authorities is classified as investment income and finance cost on the income statement.

Critical accounting estimates and judgments

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

Management has to exercise judgment with regard to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 15, which may differ from one year to the next and ultimately result in the deferred tax rate changing from one year to the next.

The taxation expense for the year is as follows:

	US dollar
Figures in million	2014	2013	2012
SA taxation
Mining tax (a)	3	37	4
- current year	5	37	10
- prior year	(2)	—	(6)
Non-mining tax (b)	(1)	(6)	19
- current year	1	—	6
- prior year	(2)	(6)	13
Deferred tax (c)	(32)	(9)	(19)
- current year	(32)	(9)	(19)
Secondary Tax on Companies (STC)	—	—	3

	(30)	22	7
Foreign taxation
Deferred tax
- current year (d)	3	(9)	(23)
- derecognition of deferred tax asset (e)	—	56	—

Total taxation (credit)/expense	(27)	69	(16)

Taxation by type
Mining tax[1]	3	37	4
Non-mining tax	(1)	(6)	19
Deferred tax	(29)	38	(42)
STC	—	—	3

	(27)	69	(16)

[1]	The decrease in mining tax year on year is due to the lower profitability resulting from lower revenue and higher costs.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(a)	Mining tax on gold mining income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate than non-mining income as a result of applying the gold mining formula. Prior to 1 April 2012, gold mining companies within the group that had elected to be exempt from Secondary Tax on Companies (STC) were taxed at higher rates than those that had not made the election. Dividend Tax (DT) was introduced on 1 April 2012 and replaced STC. With the introduction of DT only one formula is applicable for mining tax on gold mining income.

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

(b)	Non-mining income of mining companies and the income for non-mining companies are taxed at the statutory corporate rate of 28% (2013: 28%) (2012: 28%).

(c)	The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

(d)	Mining and non-mining income of Australian and PNG operations are taxed at a standard rate of 30%.

(e)	The recovery of the deferred tax asset previously recognized for the Hidden Valley operation was deemed unlikely as there are insufficient estimated future taxable profits against which it could be utilized. As a result, it was derecognized on June 30, 2013.

Income and mining tax rates

During March 2012, the National Treasury of South Africa repealed the higher gold mining tax formula due to the introduction of Dividend Tax. As a result the rates applicable as of that date were 34% for mining income and 28% for non-mining income. There have been no subsequent changes.

Major items causing the group’s income tax provision to differ from the South African mining statutory tax rate of 34% (2013: 34%) (2012: 34%) for continuing operations were:

	US dollar
Figures in million	2014	Restated 2013	Restated 2012
Tax on net loss from continuing operations at the mining statutory rate	(49)	(65)	83
Non-allowable deductions	25	32	25
Impairment of goodwill	43	—	—
Difference between effective mining tax rate and statutory mining rate on mining income[1]	(5)	(8)	(13)
Difference between non-mining tax rate and statutory mining rate on non-mining income	—	—	(1)
Effect on temporary differences due to changes in effective tax rates[2]	(11)	(4)	(60)
Prior year adjustment	(5)	(6)	7
Capital allowance, sale of business and other rate differences[3]	(50)	(52)	(60)
Derecognition of deferred tax asset[4]	—	56	—
Deferred tax asset not recognized[5]	25	116	—
STC	—	—	3

Income and mining taxation	(27)	69	(16)

Effective income and mining tax rate (%)	19	36	(7)

[1]	Includes the effect of the change in the Freegold mining ring-fencing application in 2012.
[2]	The significant decreases in the effective tax rates of Harmony Gold Mining Company Limited (Harmony) (26.4% to 13.4%) and ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold) (22.9% to 20.3%) in 2014 is mainly due to the lower estimated profitability. In 2013, the significant decreases related to Freegold (24.3% to 22.9%) and Randfontein Estates Limited (Randfontein) (18.6% to 17.4%). In 2012, the significant decreases related to Freegold (28.5% to 24.3%) and Randfontein (21.2% to 18.6%) as a result of the repeal of the higher tax rate formula for gold mining companies in March 2012.
[3]	This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold Limited (Avgold), which has a 0% effective tax rate.
[4]	Represents the derecognition of the previously recognized deferred tax asset in respect of tax losses for the Hidden Valley operation for which future taxable profits are no longer considered probable.
[5]	This relates primarily to the Hidden Valley operation and represents tax losses and deductible temporary difference arising in the year for which future taxable profits are not considered probable.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	US dollar
Figures in million	2014	2013
Deferred tax assets	(94)	(111)
Deferred tax asset to be recovered after more than 12 months	(79)	(98)
Deferred tax asset to be recovered within 12 months	(15)	(13)
Deferred tax liabilities	339	404
Deferred tax liability to be recovered after more than 12 months	318	169
Deferred tax liability to be recovered within 12 months	21	235

Net deferred tax liability	245	293

Deferred tax liabilities and assets on the balance sheet as of 30 June 2014 and 30 June 2013 relate to the following:

	US dollar
Figures in million	2014	2013
Gross deferred tax liabilities	339	404
Amortization and depreciation	337	389
Unrealized foreign exchange movements	—	12
Other	2	3
Gross deferred tax assets	(94)	(111)
Unredeemed capital expenditure	(59)	(79)
Provisions. Including non-current provisions	(15)	(16)
Tax losses	(20)	(16)

Net deferred tax liability	245	293

Comprises:
Net deferred tax liability	253	303
Net deferred tax asset	(8)	(10)

Movement in the net deferred tax liability recognized in the balance sheet as follows:

	US dollar
Figures in million	2014	2013
Balance at beginning of year	293	319
(Credit)/expense per income statement - continuing operations	(29)	38
Tax directly charged to other comprehensive income	(1)	(2)
Foreign currency translation	(18)	(62)

Balance at end of year	245	293

As at 30 June, the group had the following potential future tax deductions:

	US dollar
Figures in million	2014	2013
Unredeemed capital expenditure available for utilization against future mining taxable income[1]	2,028	2,130
Tax losses carried forward utilizable against mining taxable income[2]	280	212
Capital Gains Tax (CGT) losses available to be utilized against future CGT gains[3,5]	55	240

As at June 30, the group has not recognized the following deferred tax asset amounts relating to the above	626	672
The unrecognized temporary differences are:
Unredeemed capital expenditure[4]	1,726	1,810
Tax losses	189	143
CGT losses[3,5]	55	240

[1]	Includes Avgold US$1,046.2 million (2013: US$1,039.6 million), Freegold US$140.1 million (2013: US$166.0 million), Randfontein US$158.9 million (2013: US$153.7 million) and Hidden Valley US$680.2 million (2013: US$769.9 million). These have an unlimited carry-forward period.
[2]	These have an unlimited carry-forward period.
[3]	The CGT losses relate to the gross CGT losses available to be utilized against future CGT gains.
[4]	Relates to Avgold and Hidden Valley.
[5]	The utilization of the CGT losses for ARMgold/Harmony Joint Investment Company (Proprietary) Limited (InvestCo) of US$189.5 million is considered to be remote and excluded from the CGT losses unrecognized temporary difference in 2014.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Dividend Tax (DT)

A withholding tax of 15% on dividends (excluding a return of capital) and other distributions to the beneficial owners of shares (shareholders) became effective on 1 April 2012. DT is withheld by the company declaring the dividend or the withholding agent, unless specifically exempt. Foreign residents could qualify for an exemption or a reduced DT rate in terms of their relevant tax treaty. The withholding tax is a tax on the shareholder and if applicable will be withheld by the company and will reduce the amount paid to the shareholder.

13	DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

Accounting policy

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale and stated at lower of carrying value and fair value less cost to sell, when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current assets or disposal group are marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

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

(a)	The assets and liabilities of Evander Gold Mines Limited (Evander), a wholly owned subsidiary of Harmony Gold Mining Company Limited (Harmony), were classified as held for sale following the signing of a sale of shares and claims agreement on January 30, 2012. On May 30, 2012, Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).

All conditions precedent to the sale were fulfilled and the transaction was completed on February 28, 2013. The purchase consideration of US$170.0 million was adjusted for distributions received prior to the effective date of US$23.4 million. A group profit of US$11.4 million was recorded.

(b)	On September 10, 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (Taung) in which Taung acquired the Evander 6 and Twistdraai areas. The transaction was concluded in May 2012 and a profit on sale of property, plant and equipment of US$26.9 million was recognized and included in discontinued operations. The total purchase consideration of US$ 33.2 million was settled in cash with an initial payment of US$15.2 million received on April 29, 2011 and the final amount of US$30.1 million (including US$2.3 million held in escrow) on May 30, 2012.

There were no assets or liabilities of the operations classified as held for sale at June 30, 2013 and June 30, 2014.

The analysis of the results and cash flows of discontinued operations are disclosed in the tables below:

	US dollar
Figures in million	2014	2013	2012
Income statement
Revenue	—	102	181
Cost of sales	—	(68)	(111)

Expenses - net	—	(1)	(2)
Profit on sale of investment in subsidiary	—	11	—
Profit on sale of property, plant and equipment	—	—	28

Profit from discontinued operations before tax	—	44	96
Taxation	—	(8)	(21)

Profit for the year from discontinued operations	—	36	75

Cash flows
Operating cash flows	—	32	65
Investing cash flows	—	123	(10)

Total cash flows from discontinued operations	—	155	55

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

14	(LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2014	2013	2012
Ordinary shares in issue (‘000)	435,825	435,290	431,564
Adjustment for weighted number of ordinary shares in issue (‘000)	(287)	(733)	(687)

Weighted number of ordinary shares in issue (‘000)	435,538	434,557	430,877
Treasury shares (‘000)	(2,326)	(2,676)	(59)

Basic weighted average number of shares in issue (‘000)	433,212	431,881	430,818

	US dollar
Figures in million	2014	Restated 2013	Restated 2012
Net (loss)/profit from continuing operations	(118)	(260)	261
Net profit from discontinued operations	—	36	75

Total net (loss)/profit attributable to shareholders	(118)	(224)	336

Basic (loss)/earnings per share from continuing operations (cents)	(27)	(60)	60
Basic earnings per share from discontinued operations (cents)	—	8	18

Total basic (loss)/earnings per share (cents)	(27)	(52)	78

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

	2014	2013	2012
Weighted average number of ordinary shares in issue (‘000)	433,212	431,881	430,818
Potential ordinary shares (‘000)	1,503	836	1,205

Weighted average number of ordinary shares for diluted earnings per share (‘000)	434,715	432,717	432,023

	US dollar
	2014	Restated 2013	Restated 2012
Diluted (loss)/earnings per share from continuing operations (cents)	(27)	(60)	60
Diluted earnings per share from discontinued operations (cents)	—	8	18

Total diluted (loss)earnings per share (cents)	(27)	(52)	78

The inclusion of share options issued to employees, as potential ordinary shares, has a dilutive effect on the (loss)/earnings per share. The issue price and the exercise price include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Dividends

Accounting policy

Dividends declared are recognized in the period in which they are approved by the board of directors. Dividends are payable in South African rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

No dividends were declared for the year ended June 30, 2014.

On August 13, 2012, the board declared a dividend of 50 SA cents (US$6.2 cents) per share related to the year ended June 30, 2012. An interim dividend for the year ended June 30, 2013 of 50 SA cents (US$5.7 cents) was declared on February 1, 2013.

On August 12, 2011, the board declared a dividend of 60 SA cents (US$8.4 cents) per share related to the year ended June 30, 2011. An interim dividend for the year ended June 30, 2012 of 40 SA cents (US$5.2 cents) was declared on February 2, 2012.

	US dollar
Figures in million	2014	2013	2012
Dividend declared	—	51	59
Dividend per share (cents)	—	12	14

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

15	PROPERTY, PLANT AND EQUIPMENT

	US dollar
Figures in million	2014	Restated 2013
Mining assets (a)	2,495	2,491
Mining assets under construction (b)	97	203
Undeveloped properties (c)	511	581
Other non-mining assets (d)	13	4

Total property, plant and equipment	3,116	3,279

(a)	Mining assets

Accounting policy

Mining assets including mine development costs and mine plant facilities are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

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

Depreciation

Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

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

In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.

Mineral rights associated with production phase mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows.

Impairment

Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Stripping activities

The removal of overburden and other mine waste materials is often necessary during the initial development of a mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalized in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production.

The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.

When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.

Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalized within stripping and development capital expenditure. If the amount to be capitalized cannot be specifically identified it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.

In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalized in full.

All amounts capitalized in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.

The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

Critical accounting estimates and judgments – gold mineral reserves and resources

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

Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

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

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Sensitivity analysis – gold mineral reserves and resources effect on depreciation

The group includes certain inferred resources in the denominator and future development costs in the numerator when performing the depreciation calculation for certain of its operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). During the periods presented, this related to the Doornkop South Reef and Masimong shafts. Had the group only used proved and probable reserves in its calculations, depreciation for 2014 would have amounted to US$217.6 million (2013: US$241.2 million) (2012: US$279.0 million), compared with the reported totals of US$207.0 million (2013: US$226.9 million) (2012: US$253.4 million). The 2013 figures have been restated to include the effect of the application of IFRIC 20 (refer to note 2.6).

Critical accounting estimates and judgments – production start date

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

Critical accounting estimates and judgments – impairment of assets

The recoverable amount of mining assets is generally determined utilizing discounted future cash flows. Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the gold price, marketable discount rates (costs to sell), exchange rates and the annual life-of-mine plans. In determining the gold price to be used, management assesses the long-term views of several reputable institutions on the gold price and based on this, derives the gold price. The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC and JORC, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans and the following gold price and exchange rate assumptions:

	2014	2013			2012
		Short term Year 1	Medium term Year 2	Long term Year 3+
US$ gold price per ounce	1,300	1,250	1,300	1,400	1,524
Exchange rate (R/US$)	10.17	9.95	9.57	8.89	8.21
Rand gold price (R/Kg)	425,000	400,000	400,000	400,000	370,000

During this year’s planning and testing, we used a long term gold price of US$1,300 per ounce, a silver price of US$21 per ounce and exchange rates of R10.17/US$ for South African operations and rates of A$0.92/US$ and PGK0.404/US$ for PNG. The post-tax real discount rate for Hidden Valley was 9.33% (2013: 8.52%) (2012: 4.49%) and the post-tax real discount rates for the South African operations ranged between 7.03% and 11.56% (2013: 6.21% and 10.20%) (2012: 5.04% and 8.70%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell). Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Refer to note 5 for details of impairments and reversals of impairments recorded.

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

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Sensitivity analysis – impairment of assets

One of the most significant assumptions that influence the life-of-mine plans and therefore impairments are expected commodity prices. A 10% decrease in the commodity price assumptions used in the models would have resulted in an additional impairment at June 30, 2014 for Kalgold of US$2.2 million, Phakisa US$94.3 million, Target 1 US$66.4 million and Hidden Valley of US$141.4 million. This analysis assumes that all other variables remain constant.

The movement in the mining assets balance is as follows:

	US dollar
Figures in million	2014	Restated 2013
Cost
Balance at beginning of year	4,060	4,444
Elimination of fully depreciated and impaired assets no longer in use	(7)	—
Additions	227	305
Disposals	—	(5)
Adjustment to rehabilitation asset	1	8
Transfers and other movements	151	78
Translation	(251)	(770)

Balance at end of year	4,181	4,060

Accumulated depreciation and impairments
Balance at beginning of year	1,569	1,323
Elimination of fully depreciated and impaired assets no longer in use	(7)	—
Impairment of assets	13	273
Disposals	—	—
Depreciation	206	223
Translation	(95)	(250)

Balance at end of year	1,686	1,569

Net carrying value	2,495	2,491

Included in the balance for mining assets is an amount of US$43.2 million (2013: US$54.8 million) for stripping activities. Depreciation of US$19.4 million (2013: US$6.7 million) was recorded for these activities.

(b)	Mining assets under construction

Accounting policy

At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalized as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody. At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalized to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

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

Capitalization of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

The movement in the mining assets under construction balance is as follows:

	US dollar
Figures in million	2014	2013
Cost
Balance at beginning of year	203	125
Additions	23	170
Finance costs capitalized[1]	1	3
Disposals	—	(18)
Transfers and other movements	(112)	(52)
Translation	(18)	(25)

Balance at end of year	97	203

[1] The average capitalization rate applied was 3.4% (2013: 4.4%).

(c)	Undeveloped properties

Accounting policy

Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The carrying values of these properties are annually tested for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

The movement in the undeveloped properties balance is as follows:

	US dollar
Figures in million	2014	2013
Cost
Balance at beginning of year	582	743
Transfers and other movements	(39)	(36)
Translation	(31)	(125)

Balance at end of year	512	582

Accumulated depreciation and impairments
Balance at beginning of year	1	—
Impairment of assets	—	1
Translation	—	—

Balance at end of year	1	1

Net carrying value	511	581

(d)	Other non-mining assets

Accounting policy

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

•       Vehicles at 20% per year.

•       Computer equipment at 33.3% per year.

•       Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The movement in the non-mining assets balance is as follows:

	US dollar
Figures in million	2014	2013
Cost
Balance at beginning of year	39	45
Elimination of fully depreciated and impaired assets no longer in use	(2)	—
Additions	11	4
Disposals	—	(1)
Transfers and other movements	—	—
Translation	(3)	(9)

Balance at end of year	45	39

Accumulated depreciation and impairments
Balance at beginning of year	35	42
Elimination of fully depreciated and impaired assets no longer in use	(2)	—
Depreciation	1	1
Disposals	—	(1)
Translation	(2)	(7)

Balance at end of year	32	35

Net carrying value	13	4

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(e)	Additional disclosure for leased assets

Accounting policy

The group leases certain property, plant and equipment. Leases of property, plant and equipment, where the group has substantially transferred all the risks and rewards of ownership, are classified as finance leases. The assets are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Finance lease payments are allocated using the rate implicit in the lease, which is included in finance cost, and the capital repayment, which reduces the liability to the lessor. The corresponding rental obligations, net of finance charges, are included in non-current borrowings, with the current portion included under current liabilities.

Capitalized lease assets are depreciated over the shorter of their estimated useful lives and the lease terms.

	US dollar
Figures in million	2014	2013
Carrying value of capitalized leased assets (included in mining assets and mining assets under construction)	—	2
Cost	—	4
Accumulated depreciation	—	(2)

Finance lease additions	—	—

There were no leased assets as at June 30, 2014 and none of the assets listed above have been pledged or otherwise committed as security for any liabilities.

16	INTANGIBLE ASSETS

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

Technology-based assets

Acquired computer software licenses that require further internal development are capitalized on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortized on a straight-line basis over their estimated useful lives, which are reviewed annually, as follows:

•       Computer software at 20% per year.

Critical accounting estimates and judgments – impairment of goodwill

Due to the wasting nature of mining assets and the finite life of a mine’s reserves, the allocation of goodwill to a shaft will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use estimates as per note 15.

	US dollar
Figures in million	2014	2013
Goodwill (a)	80	216
Technology-based assets (b)	4	4

Total intangible assets	84	220

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(a)	Goodwill

	US dollar
Figures in million	2014	2013
Cost
Balance at beginning of year	238	290
Translation	(14)	(52)

Balance at end of year	224	238

Accumulated amortization and impairments
Balance at beginning of year	22	27
Impairment for the year[1]	123	—
Translation	(1)	(5)

Balance at end of year	144	22

Net carrying value	80	216

The net book value of goodwill has been allocated to the following cash- generating units:

Bambanani	21	23
Tshepong[2]	55	56
Phakisa[1,2]	—	133
Joel	4	4

Net carrying value	80	216

[1]	The goodwill of Phakisa amounting to US$123.2 million, was impaired on June 30, 2014 as the carrying value exceeds the fair value less costs to sell of the cash-generating unit. Refer to note 15 for details of the assumptions used in the impairment test.
[2]	Certain resources were transferred from Phakisa to Tshepong, resulting in the related goodwill amounting to US$2.2 million being transferred from Phakisa to Tshepong.

(b)	Technology-based assets

	US dollar
Figures in million	2014	2013
Cost
Balance at beginning of year	17	20
Additions	1	1
Translation	(1)	(4)

Balance at end of year	17	17

Accumulated amortization and impairments
Balance at beginning of year	13	15
Amortization charge for the year	1	1
Translation	(1)	(3)

Balance at end of year	13	13

Net carrying value	4	4

Technology-based assets include computer software and intellectual property which has been acquired and developed for the group. These assets are amortized over five years.

Accounting policy – Financial assets (applicable to notes 17, 18, 19 and 20)

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

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

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

-       Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

-       Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

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

A portion of restricted investments held by the trust funds (refer to note 18) are classified as held-to-maturity investments.

•       Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception. These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognized in the income statement in the period in which they arise.

17	RESTRICTED CASH

	US dollar
Figures in million	2014	2013
Non-current	4	4
Environmental guarantees (a)	3	3
Lease security deposits	1	1
Current	1	—
Environmental rehabilitation (b)	1	—

Total restricted cash	5	4

(a)	The amount relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources (DMR) in South Africa for environmental and rehabilitation obligations. Refer to note 26. A portion of the funds are held on call account and the rest is invested in money market funds.
(b)	The amount relates to monies released from the environmental trusts as approved by the DMR. These funds may only be used for further rehabilitation.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

18	RESTRICTED INVESTMENTS

	US dollar
Figures in million	2014	2013
Investments held by environmental trust funds (a)	213	201
Investments held by social trust funds (b)	4	5

Total restricted investments	217	206

(a)	Environmental trust funds consist of:

	US dollar
Figures in million	2014	2013
Held-to-maturity financial assets	103	101
Cash and cash equivalents (loans and receivables)	39	—
Fair value through profit or loss financial assets	71	100

Total environmental trust funds	213	201

Accounting policy

Contributions are made to the group’s environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group’s mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications.

The environmental trust funds are irrevocable trusts under the group’s control. Contributions to the trusts are invested in interest-bearing short-term and medium-term cash investments and equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Shareholder Weighted Top 40 index (SWIX 40) of the JSE. The equity-linked notes are designated fair value through profit or loss investments and recorded at fair value whilst the interest-bearing short-term investments are classified either as held-to-maturity and recorded at amortized cost or as cash and cash equivalents and recorded at fair value. These investments provide for the estimated cost of rehabilitation at the end of the life of the group’s mines. Income earned on the investments is retained in the funds and reinvested.

During 2013, a decision was made to diversify the credit risk concentration of the Nedbank equity-linked deposits. These funds were moved into short-term fixed deposits with other banking institutions of good credit quality. These investments were classified as held-to-maturity investments at the time.

Reconciliation of the movement in the investments held by environmental trust funds:

	US dollar
Figures in million	2014	2013
Balance at beginning of year	201	219
Interest income	6	4
Fair value gain	16	19
Withdrawal of funds	(1)	—
Equity-linked deposits matured	(40)	—
Disposal of equity-linked deposits	—	(91)
Acquisition of held-to-maturity investments	—	91
Net acquisition of cash and cash equivalents	40	—
Contributions made	2	—
Translation	(11)	(41)

Balance at end of year	213	201

(b)	The social trust fund

The social trust fund is an irrevocable trust under the group’s control. The group undertook to donate over a period of 10 years to The Harmony Gold Mining Group Social Plan Trust in terms of an agreement signed on November 3, 2003. An initial donation of US$2.7 million was made during the 2004 year. Thereafter installments of R3.5 million per annum were made with the final installment in 2013. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group’s workforce, to put measures in place to ensure that the technical and life skills of the group’s workforce are developed and to develop the group’s workforce in such a manner as to avoid or minimize the effect of job losses and a decline in employment through turnaround or redeployment strategies.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

During 2013, the funds were moved into an investment that is exposed to the fair value changes in the market and the investment has been classified as fair value through profit or loss.

Reconciliation of the movement in the investments held by the social trust fund:

	US dollar
Figures in million	2014	2013
Balance at beginning of year	5	5
Contributions made	—	1
Fair value gain	—	1
Translation	(1)	(2)

Balance at end of year	4	5

19	INVESTMENTS IN FINANCIAL ASSETS

	US dollar
Figures in million	2014	2013
Balance at beginning of year	5	18
Additions (a)	—	9
Fair value movement of available-for-sale investments (a) (b)	1	(9)
Reversal of fair value movements on acquisition of associate (a)	—	(2)
Reclassification to investment in associates (a)	—	(9)
Disposals (b)	(5)	—
Translation	(1)	(2)

Balance at end of year	—	5

The carrying amount consists of the following:
Available-for-sale financial assets:
Investment in listed shares - Wits Gold (b)	—	4
Investment in unlisted shares (c)	—	1

Total available-for-sale financial assets	—	5

(a)	At July 1, 2012, the group held a 1.8% interest in Rand Refinery (Proprietary) Limited (Rand Refinery) of US$1.1 million, which was classified as an available-for-sale financial asset. The group purchased additional shares during 2013, taking the group’s interest to just more than 10% and allowing for the appointment of a director to the Rand Refinery board. This resulted in the group being able to exercise a significant influence over the operations of Rand Refinery and as such the investment was classified as an investment in associates. Refer to note 21.

During 2013, an amount of US$1.1 million was recorded in the fair value reserve for the investment. On the acquisition of the associate, the cumulative fair value gains were reversed from the fair value reserve and the cost of the investment reclassified to investments in associates.

(b)	Included in the amount for 2014 is a net increase in fair value of US$0.7 million for the investment in Wits Gold. During the December 2013 quarter, a cash offer for Wits Gold’s entire share capital was made to all Wits Gold shareholders by Sibanye. Harmony accepted the offer and on April 14, 2014 a total consideration of US$4.9 million was received. The accumulated gain of US$1.3 million recognized in equity during the year was reclassified to the income statement, offsetting the impairment recognized during the year and resulting in a profit on disposal.

(c)	These investments have been valued by the directors by performing independent valuations on an annual basis to ensure that no significant prolonged decline in the value of the investments has occurred.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

20	TRADE AND OTHER RECEIVABLES

	US dollar
Figures in million	2014	2013
Current
Financial assets:
Trade receivables (gold)	14	16
Other trade receivables	18	17
Provision for impairment	(6)	(3)

Trade receivables - net	26	30
Loans to associates and joint arrangements (a)	—	1
Interest and other receivables (b)	38	60
Employee receivables	1	3
Non-financial assets:
Prepayments	5	6
Value added tax	20	16

Total current trade and other receivables	90	116

Non-current assets
Financial assets:
Loans to associates (c)	11	12
Provision for impairment (c)	(11)	(12)

Total non-current trade and other receivables	—	—

(a)	The 2013 balance is due from the Morobe Mining Joint Ventures (MMJV) companies in PNG, for services and goods supplied in terms of the service level agreements entered into between the group and the joint arrangements.

(b)	Included in the balance for the 2014 financial year is the self-insurance fund of US$16.3 million (2013: US$32.4 million). Included in the 2013 balance is an amount of US$6.9 million due from Evander.

Also included in interest and other receivables for the 2013 financial year is an amount of US$1.7 million owing by Pamodzi in terms of the asset purchase agreement, for rehabilitation trust funds to be released to the group. These funds were received in June 2014.

No impairment allowance is necessary in respect of any balances included in interest and other receivables as all amounts are classified as fully performing.

(c)	The balance in 2014 comprises US$10.9 million (2013: US$11.6 million) owed by Pamodzi. Pamodzi was placed into liquidation during 2009 and the loan was provided in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

The movement in the provision for impairment of trade receivables during the year was as follows:

	US dollar
Figures in million	2014	2013
Balance at beginning of year	3	4
Impairment loss recognized	3	1
Reversal of impairment loss	—	(1)
Translation	—	(1)

Balance at end of year	6	3

The movement in the provision of loans receivables during the year was as follows:

	US dollar
Figures in million	2014	2013
Balance at beginning of year	12	14
Translation	(1)	(2)

Balance at end of year	11	12

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

The ageing of trade receivables at the reporting date was:

	US dollar
Figures in million	Gross	Impairment
30 June 2014
Fully performing	22	—
Past due by 1 to 30 days	2	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	2	2
Past due by more than 361 days	5	4

	32	6

30 June 2013
Fully performing	25	—
Past due by 1 to 30 days	2	—
Past due by 31 to 60 days	1	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	2	1
Past due by more than 361 days	2	2

	33	3

The ageing of loans receivable at the reporting date was:

US dollar
Figures in million	Gross	Impairment
30 June 2014
Fully performing	—	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	11	11

	11	11

30 June 2013
Fully performing	—	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	12	12

	12	12

Based on past experience, the group believes that no impairment allowance is necessary in respect of fully performing receivables as the amount relates to customers that have a good track record with the group. Similarly, the other loans and receivables noted above, other than those provided for, are fully performing and considered to be a low credit risk.

During the year 2014 and 2013 there was no renegotiation of the terms of any receivable.

As at June 30, 2014 and June 30, 2013, there was no collateral pledged or held for any of the receivables.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

21	INVESTMENTS IN ASSOCIATES

(a)	Harmony acquired a 32.4% interest in Pamodzi on February 27, 2008, initially valued at US$46.5 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009 and the trading of its shares on the JSE was suspended. As at 30 June 2014, the liquidation process has not been concluded. No financial information subsequent to March 31, 2009 is available and therefore no information has been disclosed.

(b)	At July 1, 2012, the group held 1.8% of the shares of Rand Refinery. An additional 8.5% interest was purchased in three tranches during 2013, resulting in a total shareholding of 10.38% since May 31, 2013. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. The investment was previously accounted for as available-for-sale (refer to note 19 for further detail), but since the 10% shareholding was attained and with the right to appoint a director on the board, the investment has been accounted for as an associate. As part of the accounting for the acquisition, the group elected the cost method for step acquisitions (refer to note 2.1) and has reversed the cumulative fair value gains recognized in other reserves prior to the acquisition of the investment in associate. Offsetting this, the group has recognized its share of Rand Refinery’s retained earnings for the previously held interest, which amounted to US$2.1 million in the 2013 financial year.

	US dollar
Figures in million	2014	2013
Balance at beginning of year	11	—
Reclassified from investment in financial assets	—	9
Share of retained earnings on acquisition of an associate	—	2
Share of losses (i)	(10)	—
Translation	(1)	—

Balance at end of year	—	11

(i)	Harmony has equity accounted for its share of the profits and losses based on Rand Refinery’s most recent available management accounts, adjusted for transactions that management deemed necessary to reflect the group’s financial position.

One of the adjustments relate to the implementation of a new Enterprise Resource Planning (ERP) system at Rand Refinery on April 1, 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customization of the software has been problematic with the result that Rand Refinery has not been able to reconcile certain accounts at September 30, 2013 and therefore has not been able to finalize its annual financial statements for the year. Rand Refinery’s management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from April 1, 2013 on the ERP system to determine if any adjustments to their current financial records are required. Thus far a discrepancy has been noted between the actual inventory and the accounting records of approximately 87,000 ounces of gold. Due to the uncertainty surrounding the matter, Harmony has reflected its full share of the loss as an adjustment to the management accounts. Therefore, Harmony has recognized a US$12.0 million loss in the 2014 financial statements to account for its share of this discrepancy.

(ii)	As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery’s shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion (US$113.1 million), which can only be drawn down when there is confirmation that an actual loss has been recorded by Rand Refinery relating to the ERP implementation. The facility, if drawn down, is convertible to equity after a period of two years. Harmony’s maximum commitment in terms of this facility will be US$13.2 million. Interest on the facility will be JIBAR plus a margin of 3.5%. The agreements relating to the facility were signed on July 23, 2014.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

The results of Rand Refinery, and its aggregated assets (including goodwill) and liabilities, excluding management adjustments, are as follows as at June 30, 2014.

	US dollar
Figures in million	2014	2013
Non-current assets	62	46
Current assets	134	50
Other current assets (excluding cash and cash equivalents)	113	39
Cash and cash equivalents	21	11

Total assets	196	96

Non-current liabilities	5	5
Current liabilities	87	16

Total liabilities	92	21

Revenue	82	101
Profit or loss from continuing operations	16	27
Other comprehensive income	(1)	—
Total comprehensive income	15	27

Percentage interest held	10%	10%

Rand Refinery’s year end is September 30.

22	INVESTMENT IN JOINT OPERATIONS

Morobe Mining Joint Ventures (MMJV) partnership agreement (50%)

The group has a 50% interest in mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited (Newcrest) owns the remaining 50% interest in these assets. The assets include the Hidden Valley mine and the Wafi-Golpu projects. This partnership was formed during the 2009 financial year through a range of transactions, which included Newcrest’s purchase of a 30.01% participating interest and a further farm-in of an additional 19.99% participating interest in the assets. The total value of the transaction was estimated at US$530 million and was completed by June 30, 2009.

The following are the group’s effective share of income, expenses, assets and liabilities, which are included in the 2014 consolidated financial statements:

	US dollar
Figures in million	2014	2013
	50%	50%

Revenue	139	135
Production costs	(105)	(137)

Production profit/(loss)	34	(2)
Impairment	—	(268)
Exploration expenditure	(37)	(58)
Other costs	(56)	(46)
Taxation expense	—	(36)

Net loss	(59)	(410)

Non-current assets	440	498
Current assets	88	105
Other current assets (excluding cash and cash equivalents)	79	88
Cash and cash equivalents	9	17

Total assets	528	603

Non-current liabilities	32	25
Current liabilities	23	58

Total liabilities	55	83

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

23	INVENTORIES

Accounting policy

Inventories, which include bullion on hand, gold in-process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realizable value. Net realizable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of bullion, gold in-process and gold in lock-up is determined by reference to production cost, including amortization and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in-process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants. Where mechanized mining is used in underground operations, in-progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made. At the group’s open pit operations, gold in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow moving and redundant items.

	US dollar
Figures in million	2014	Restated 2013
Gold in lock-up	5	6
Gold in-process, ore stockpiles and bullion on hand[1]	75	70
Consumables at weighted average cost	70	72

Total inventories	150	148
Non-current portion of gold in lock-up and gold in-process	(5)	(6)

Total current portion of inventories	145	142

Included in the balance above is:
Inventory valued at net realizable value	21	15

[1]	Included in the gold in-process, ore stockpiles and bullion on hand figure for the 2013 financial year is an IFRIC 20 adjustment of US$0.8 million.

During the 2013 financial year, a write-down of US$1.0 million was made for the net realizable value adjustment for gold in lock-up.

During the 2013 financial year, write-downs of US$1.9 million relating to certain stockpiles were made.

During the year, an increase of US$1.4 million (2013: reversal of US$0.9 million) to the provision for slow moving and redundant stock was made. The increase was primarily the result of additional redundant stock items being identified in PNG and taken into account. The reversal in 2013 was primarily the result of a process of improving stock management. The total provision at June 30, 2014 was US$6.4 million (2013: US$5.3 million).

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

24	SHARE CAPITAL

Accounting policy

Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The cost of treasury shares is eliminated against the share capital balance.

Authorized

1 200 000 000 (2013: 1 200 000 000) ordinary shares of 50 SA cents each.

Issued

435 825 447 (2013: 435 289 890) ordinary shares of 50 SA cents each. All issued shares are fully paid.

Note 33 set out details in respect of the share option scheme and shares held in trust for the employees of the group.

Share issues

Shares issued in the 2013 and 2014 financial years relate to the exercise of share options by employees. During August 2012, 3.5 million shares were issued to Tlhakanelo Trust, the vehicle used for the employee share ownership plan.

Treasury shares

Included in the total of issued shares is an amount of 335 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the company.

During August 2012, 3.5 million shares were issued to the Tlhakanelo Trust. As the trust is controlled by the group, the shares are treated as treasury shares. During 2014, 828,921 (2013: 937,548) shares were exercised by employees and the remaining 1,733,531 shares are still held as treasury shares.

25	OTHER RESERVES

	US dollar
Figures in million	2014	Restated 2013
Foreign exchange translation reserve (a)	(1,010)	(804)
Fair value movement of available-for-sale financial assets (b)	—	—
Equity component of convertible bond (c)	41	41
Acquisition of non-controlling interest in subsidiary (d)	(57)	(57)
Share-based payments (e)	159	136
Repurchase of equity interest (f)	(13)	(13)
Other (g)	(7)	(4)

Total other reserves	(887)	(701)

(a)	The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group’s off-shore operations. The US dollar amount includes the translation effect from rand to US dollar.

	US dollar
Figures in million	2014	Restated 2013
Balance at beginning of year	(804)	(139)
Current year’s foreign exchange movement	(206)	(667)
Tax on foreign exchange movement	—	2

Balance at end of year	(1,010)	(804)

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(b)	The balance of the fair value movement reserve represents the movement in the fair value of the available-for-sale financial assets. For details on the movement, refer to note 19.

	US dollar
Figures in million	2014	2013
Balance at beginning of year	—	1
Fair value movement - unrealized	1	(9)
Fair value movement - realized portion reclassified to profit or loss	(1)	—
Impairment recognized in profit or loss	—	10
Reversal of fair value movement on acquisition of associate	—	(2)

Balance at end of year	—	—

(c)	On May 24, 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(d)	On March 15, 2004 Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of US$86.5 million (A$123 million) over the carrying amount of non-controlling interest acquired, amounting to US$57 million, has been accounted for under other reserves.

(e)	Share-based payments

	US dollar
Figures in million	2014	2013
Balance at beginning of year	136	106
Share-based payments expensed (i)	23	28
PhoenixCo option (ii)	—	2

Balance at end of year	159	136

(i)	The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to purchase shares in the company’s authorized but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. During the 2014 financial year, the equity-settled share-based payment expense of US$22.9 million (2013: US$28.4 million) was charged to the income statement (refer to note 33 for more details).

(ii)	On March 20, 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix tailings operation (Phoenix) to BEE shareholders (refer to note 33 for more details).

(f)	On March 19, 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD’s 26% interest during the 2010 financial year is therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2,162,359 Harmony shares. The difference between the value of the shares issued of US$20.5 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

(g)	Included in the 2014 financial year is an amount of US$2.9 million net of tax of US$0.7 million relating to an actuarial loss on post-retirement benefits recognized in other comprehensive income (refer to note 28 for more details).

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Accounting policy – Provisions (applicable to notes 26, 27 and 28)

Provisions are recognized when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognized as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

26	PROVISION FOR ENVIRONMENTAL REHABILITATION

Accounting policy

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

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

Critical accounting estimates and judgments

Significant judgment is applied in estimating ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines. Ultimate cost may significantly differ from current estimates.

For the South African operations, management used an inflation rate of 6.50% (2013: 6.00%) (2012: 6.30%) and the expected life of the mines according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rates used for the calculation are dependent on the shaft’s life of mine and are as follows: for 12 months – 6.75% (2013: 5.30%) (2012: 5.50%); for one to five years – 7.75% (2013: 6.20%) (2012: 5.75%); for six to nine years – 8.00% (2013: 6.40%) (2012: 7.75%) and for ten years or more – 8.25% (2013: 7.25%) (2012: 8.25%). These estimates were based on recent yields determined on government bonds.

In calculating the rehabilitation liability in PNG for 2014, an inflation rate of 2.9% (2013: 2.5%) (2012: 2.95%) was used, together with a discount rate of 6.25% (2013: 6.80%) (2012: 7.50%).

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

	US dollar
Figures in million	2014	2013
Provision raised for future rehabilitation
Balance at beginning of year	200	227
Change in estimate - Balance sheet	1	8
Change in estimate - Income statement	(4)	(9)
Time value of money and inflation component of rehabilitation costs	13	14
Translation	(12)	(40)

Total provision for environmental rehabilitation	198	200

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the mines, in the current monetary terms, is approximately US$283.1 million (2013: US$261.7 million).

	US dollar
Figures in million	2014	2013
Future net undiscounted obligation
Ultimate estimated rehabilitation cost	283	262
Amounts invested in environmental trust funds (Refer to note 18)	(213)	(201)

Total future net undiscounted obligation	70	61

The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 17 and 35.

During 2013 and 2014, the group rehabilitated certain decommissioned operations in the Free State as part of its overall strategy of eliminating safety and health exposures and reducing environmental liability. Kalgold is currently working closely with the DMR to determine the best solution for rehabilitating certain of the pits that have been mined out.

27	OTHER NON-CURRENT LIABILITIES

Accounting policy Refer to the accounting policy on provisions and note 33 for the accounting policy on share-based payments.

	US dollar
Figures in million	2014	2013
Financial liabilities:
Sibanye Beatrix ground swap royalty provision (a)	2	—
Non-financial liabilities:
ESOP share-based payment liability (b)	1	1
Other (c)	6	4

Total other non-current liabilities	9	5

(a)	During 2014, Harmony and Sibanye entered into an agreement whereby the Joel mine exchanged two portions of its mining right for two portions of Sibanye’s Beatrix mine’s mining right, as well as acquiring two additional portions from Beatrix (sale portions). The transaction was completed in May 2014. The purchase consideration of the sale portions acquired by Joel is payable as a royalty of 3% on gold revenue generated from these two portions. The royalty liability recorded in 2014 is the net present value of 3% of future estimated gold revenue of the sale portions. Refer to note 15(a) for further details on the key assumptions for the calculation of the provision, which is based on the life-of-mine plan of Joel. Refer to note 6 for details on the profit recognized.

(b)	The liability relates to the cash-settled share-based payment transaction following the award of ESOP share appreciation rights (SARs) to qualifying employees through the Tlhakanelo Employee Share Trust. Refer to note 33 for more details.

(c)	Included in Other is a provision of US$5.4 million (2013: US$4.2 million) relating to the pumping and treatment costs of fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. This provision was raised following the High Court’s dismissal of Harmony’s application to have a directive issued by the Department of Water Affairs (DWAF) in November 2005 set aside, as it relates to the Orkney operations, which were sold in 2008. The appeal application heard in November 2013 was unsuccessful and Harmony has consequently entered into separate negotiations with the claimants. Subsequent to year end Harmony made a payment to Simmer and Jack Investments (Pty) Limited amounting to US$2.3 million) and a payment of US$2.8 million to Anglogold Ashanti Limited, the two claimants in the matter, as full and final settlement.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

28	RETIREMENT BENEFIT OBLIGATION

Accounting policy

The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured at the present value of the estimated future cash outflows using high quality corporate bond interest rates consistent with the terms and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognized in other comprehensive income (OCI) at revaluation date. Actuarial gains and losses recognized in OCI will not be recycled to profit or loss. The future liability for current and retired employees and their dependents is accrued in full based on actuarial valuations obtained annually.

Critical accounting estimates and judgments

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 10.5%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table (SA “a mf” tables) (60 years) and a medical inflation rate of 8.6% (2013: discount rate of 9.3%, 60 years and 7.3% inflation rate) (2012: discount rate of 9.60%, 60 years and 7.45% inflation rate).

Management determined the discount rate by assessing corporate bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

(a)	Pension and provident funds

The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions.

The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9.25% of gross salary and wages for the 2014 year (2013: 9%). The fund is a defined contribution plan.

The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2013: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2014 financial year amounted to US$47.7 million (2013: US$57.6 million).

(b)	Post-retirement benefits other than pensions

Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group’s obligation in this regard is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependents. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options. Effective 1 September 2013, Minemed was amalgamated with Bestmed medical scheme and the rates have been updated accordingly. Except for the pre-mentioned employees, Harmony has no other post-retirement obligation for the other group employees.

The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2014, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2015.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition the following was also considered:

•	It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership;

•	It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account;

•	It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands. It is assumed that the only dependents will be spouses.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are detailed below:

•	Change in bond yields: A decrease in the bond yields will increase the plan liability.

•	Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability.

•	Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.

The net actuarial loss for 2014 was as a result of the change in medical scheme from Minemed to Bestmed.

	US dollar
Figures in million	2014	2013
Present value of unfunded obligations	23	19
Current employees	14	11
Retired employees	9	8

Movement in the liability recognized in the balance sheet:
Balance at beginning of year	19	22
Contributions paid	(1)	(1)
Finance cost	2	2
Net actuarial loss recognized during the year	4	—
Translation	(1)	(4)

Balance at end of year	23	19

The net actuarial loss has been recorded in other comprehensive income in the 2014 year.

	US dollar
Figures in million	2014	2013
The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	23	19
Fair value of plan assets	—	—

Balance at end of year	23	19

The effect of a percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	US dollar
Figures in million	2014	2013
Effect of a 1% increase on:
Aggregate of service cost and finance cost	—	—
Defined benefit obligation	3	3

Effect of a 1% decrease on:
Aggregate of service cost and finance cost	—	—
Defined benefit obligation	3	2

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The analysis is performed on the same basis for 2013.

The group expects to contribute approximately US$0.7 million to the benefit plan in 2015.

The weighted average duration of the defined benefit obligation is 18.5 years.

Accounting policy – Financial liabilities (applicable to notes 29 and 30)

Financial liabilities are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, with the exception of financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below.

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

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Fees paid on the establishment of the loan facilities are capitalized as a pre-payment and amortized over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

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

29	BORROWINGS

Westpac Bank

In July 2007, Morobe Consolidated Goldfields entered into US dollar finance lease agreements with Westpac Bank for the purchase of mining fleet to be used on the Hidden Valley project. There is no debt covenant clause in the agreements. The repayments on the finance lease from Westpac Bank were completed in December 2013.

Nedbank Limited

On December 11, 2009, the company entered into a loan facility with Nedbank Limited, comprising a term facility of R900 million (US$119.4 million) and a revolving credit facility of R600 million (US$79.6 million). The facility was utilized to fund the acquisition of the Pamodzi Free State assets as well as the group’s major capital projects and working capital requirements. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. The outstanding amount on the term loan was settled in December 2013 by drawing against the new facility (discussed below).

On November 30, 2010, the company entered into an additional loan facility with Nedbank Limited, comprising a term facility of R500 million (US$70.1 million) and a revolving credit facility of R250 million (US$35.0 million). Interest terms are identical to the original facility. The repayment terms of the original revolving credit facility were amended to coincide with the repayment on the additional facility. The outstanding amount on the additional term loan was settled in December 2013 by drawing against the new facility (discussed below).

On December 20, 2013, the company entered into a loan facility with Nedbank Limited, comprising a revolving credit facility of R1 300 million (US$125.6 million). Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate. R467 million (US$45.4 million) was drawn down during December 2013 to repay the outstanding amounts on the Nedbank term loans. The facility was repaid in March 2014, with the full amount being available at June 30, 2014.

Syndicated revolving credit facility

On August 11, 2011, the company entered into a loan facility which was jointly arranged by Nedbank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (syndicate), comprising a US$300 million syndicated revolving credit facility. The facility is utilized to fund exploration projects in PNG. The facility attracts interest at LIBOR plus 260 basis points, which is payable quarterly.

Terms and debt repayment schedule at June 30, 2014:

	Interest charge	Repayment terms	Repayment date	Security
Syndicated (Secured loan - US$ revolving credit facility)	LIBOR plus 260 basis points, payable quarterly	Repayable on maturity	September 15, 2015	Cession and pledge of operating subsidiaries’ shares

Nedbank Limited (Secured loan - revolving credit facility)	3 month JIBAR plus 3.5%, payable quarterly	Repayable on maturity	December 23, 2016	Cession and pledge of operating subsidiaries’ shares

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Debt covenants

The debt covenant tests for both the Nedbank Limited facility and syndicated revolving credit facility were renegotiated during December 2013 and are as follows:

•	The group’s interest cover ratio shall not be less than five (EBITDA1/Total interest).

•	Current ratio shall not be less than one (current assets/current liabilities).

•	Cash flow from operating activities shall be above R100 million for the six months prior to the evaluation date.

•	Total net debt shall not exceed R3 billion plus the rand equivalent of US$300 million.

•	Tangible Net Worth[2] to facilities outstanding ratio shall not be less than six times.

[1]	EBITDA as defined in the agreement excludes unusual items such as impairment and restructuring cost.
[2]	Tangible Net Worth is defined as total equity less intangible assets.

The debt covenant tests are performed on a quarterly basis. No breaches of the covenants were identified during the tests in the 2014 financial year.

Interest bearing borrowings

	US dollar
Figures in million	2014	2013
Non-current borrowings
Westpac Bank (secured finance lease)	—	—
Balance at beginning of year	—	—
Repayments	—	(2)
Net adjustments to current portion	—	2
Translation	—	—
Nedbank Limited (secured loan - term facilities)	—	16
Balance at beginning of year	16	56
Repayments	(44)	(33)
Amortization of issue costs	—	1
Net adjustments to current portion	30	—
Translation	(2)	(8)
Nedbank Limited (secured loan - revolving credit facilities)	—	—
Balance at beginning of year	—	—
Draw down	45	—
Repayments	(44)	—
Issue cost	—	—
Amortization of issue costs	—	—
Translation	(1)	—
Syndicated (secured loan - US$ revolving credit facility)	270	210
Balance at beginning of year	210	127
Draw down	60	80
Amortization of issue costs	2	2
Net adjustments to current portion	(2)	1
Translation	—	—

Total non-current borrowings	270	226

Current borrowings
Current portion of the loans from Nedbank Limited	—	30
Current portion of the loans from syndicate	—	(2)

Total current borrowings	—	28

Total interest bearing borrowings	270	254

The maturity of borrowings is as follows:
Current	—	28
Between one and two years	270	16
Between two and five years	—	210

	270	254

Undrawn committed borrowing facilities:
Expiring within one year	30	85
Expiring after one year	123	90

	153	175

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

	Effective rate
	2014%	2013%
Westpac Bank	1.9	1.7
Nedbank Limited	8.7	8.7
Syndicated	2.8	2.7

30	TRADE AND OTHER PAYABLES

Accounting policy The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	US dollar
Figures in million	2014	2013
Financial liabilities
Trade payables	46	58
Other liabilities	4	6
Non-financial liabilities:
Payroll accruals	36	35
Leave liabilities (a)	31	32
Shaft related accruals	29	53
Other accruals	22	21
ESOP share-based payment liability (b)	2	1
Value added tax	4	5

Total trade and other payables	174	211

(a)	Leave liabilities

Employee entitlements to annual leave are recognized on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognized in the balance sheet is as follows:

	US dollar
Figures in million	2014	2013
Balance at beginning of year	32	37
Benefits paid	(34)	(39)
Total expense per income statement	34	40
Translation	(1)	(6)

Balance at end of year	31	32

(b)	ESOP share-based payment liability

The liability relates to the cash-settled share-based payment transaction following the award of ESOP SARs to qualifying employees through the Tlhakanelo Employee Share Trust during the 2014 and 2013 financial years. Refer to note 33 for more details.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

31	CASH GENERATED BY OPERATIONS

	US dollar
Figures in million	2014	Restated 2013	Restated 2012

Amounts disclosed include discontinued operations where relevant
Reconciliation of (loss)/profit before taxation to cash generated by operations:

(Loss)/profit before taxation	(145)	(147)	341
Adjustments for:
Amortization and depreciation	207	227	253
Impairment/(reversal of impairment) of assets	135	274	(7)
Share-based payments	26	35	12
Net decrease in provision for post-retirement benefits	(1)	—	(1)
Net decrease in provision for environmental rehabilitation	(4)	(9)	(5)
Profit on sale of property, plant and equipment	(3)	(16)	(36)
Loss from associates	10	—	—
Reversal of impairment of investment in associate	—	—	(7)
Profit on disposal/(impairment) of investments	(1)	10	19
Net gain on financial instruments	(16)	(22)	(12)
Profit on sale of investment in subsidiary	—	(11)	—
Interest received	(21)	(22)	(13)
Finance cost	27	30	39
Inventory adjustments	(9)	(21)	3
Foreign exchange translation difference	16	39	1
Provision for bad debts	2	—	(11)
Exploration (amortization and depreciation)	4	—	—
Other non-cash adjustments	1	1	15

Effect of changes in operating working capital items

Receivables	18	20	(12)
Inventories	(4)	(24)	(9)
Payables	(24)	30	14

Cash generated by operations	218	394	577

Additional cash flow information

(i)	The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.

(ii)	At June 30, 2014, US$152.6 million (2013: US$175.1 million) of borrowing facilities had not been drawn down and is therefore available for future operating activities and future capital commitments. Refer to note 29.

For the financial year ended June 30, 2014

(a)	Acquisitions and disposals of investments/businesses

(i)	Profit on sale of property, plant and equipment

During May 2014, the ground swap between Joel mine and Sibanye’s Beatrix mine was completed, resulting in a non-cash profit being recognized for the difference between carrying value of the Joel portion and the fair value of the Beatrix portion.

(ii)	Investments in financial assets

Refer to note 19(b) for the details or the disposal of the Wits Gold investment.

(b)	Principal non-cash transactions

Share-based payments (refer to note 33).

Joel/Sibanye group swap (refer to note 6).

For the financial year ended June 30, 2013

(a)	Acquisitions and disposals of investments/businesses

Disposal of Evander

The conditions precedent for the sale of Evander Gold Mine Limited were fulfilled and the transaction was completed on February 28, 2013. The purchase consideration of US$170.0 million was adjusted for distribution received prior to the effective date of US$23.4 million. Refer to note 13.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

The aggregate fair values of assets and liabilities sold were:

	US dollar
Figures in million	2014	2013
Property, plant and equipment	—	141
Funds set aside for environmental rehabilitation	—	24
Inventories	—	11
Trade and other receivables	—	2
Cash and cash equivalents	—	3
Profit on disposal	—	11
Environmental liability	—	(20)
Retirement benefit obligation and other provisions	—	—
Trade and other payables	—	(10)
Deferred tax liability	—	(18)

Purchase consideration	—	144
Cash and cash equivalents	—	(3)
Translation	—	(2)

Total proceeds received in cash	—	139

(b)	Principal non-cash transactions

Share-based payments (refer to note 33).

For the financial year ended 30 June 2012

(a)	Acquisitions and disposals of investments/businesses

Disposal of investment in Rand Uranium

On January 6, 2012, the transaction with Gold One International Limited was concluded and the first payment of US$23.8 million was received. Further payments were made during April 2012 totaling US$11.0 million. These amounts were for the sale of the group’s 40% investment in Rand Uranium as well as for the outstanding balance of the subordinated shareholder’s loan of US$6.8 million.

(b)	Principal non-cash transactions

Share-based payments (refer to note 33).

32	EMPLOYEE BENEFITS

Accounting policy

•       Pension, provident and medical benefit plans are funded through annual contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group’s liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 28 for details of the post-retirement medical benefit plan.

•       Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2014	2013
Number of permanent employees as at 30 June:
South African operations	28,991	30,673
International operations[1]	1,593	1,729

Total number of permanent employees	30,584	32,402

	US dollar
Figures in million	2014	2013
Aggregate earnings
The aggregate earnings of employees including directors were:
Salaries and wages and other benefits	633	745
Retirement benefit costs	48	58
Medical aid contributions	17	21

Total aggregated earnings[2]	698	824

[1]	The total number of employees in Australia, including the Brisbane office, at June 30, 2014 was 59 (2013: 101). The total for the international operations includes the MMJV employees.
[2]	These amounts have been included in cost of sales, corporate expenditure and capital expenditure.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

During the 2014 financial year US$26.5 million (2013: US$11.4 million) was included in the payroll cost for termination costs. Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to the shaft closures (refer to note 5).

The 2013 year amounts include Evander for the eight months it was part of the group.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

33	SHARE-BASED PAYMENTS

Accounting policy

The group operates the following employee share incentive plans:

•    Equity-settled share-based payments plan where the group grants share options to certain employees in exchange for services received;

•    Equity-settled and cash-settled employee share ownership plan.

Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognized in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Cash-settled share-based payments are measured at fair value. The liability is remeasured at each balance sheet date until the date of settlement.

Critical accounting estimates and judgments

The fair value of options granted is being determined using either a binomial, Black-Scholes or a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield.

The total cost relating to share-based payments is made up as follows:

	US dollar
Figures in million	2014	2013
Employee share-based payments	26	30
Other share-based payments	—	2

Total share-based payments	26	32

Employee share-based payments

During the 2013 year, Harmony issued new awards under its 2012 employee share ownership plan (ESOP) to all employees other than management at the group’s South African operations. The group also has the 2003 scheme and the 2006 share plan that are active. The objective of these schemes is to recognize the contributions of employees to the group’s financial position and performance and to retain key employees.

The total cost relating to employee share-based payments is made up as follows:

	US dollar
Figures in million	2014	2013
2012 employee share ownership plan (a)	11	24
2006 share plan (b)	15	11
Discontinued operations	—	(5)

Total employee share-based payments included in cost of sales	26	30

There was no cost for the 2003 scheme for the 2013 and 2014 years. Refer to (c) below for detail on the scheme.

The directors are authorized to issue up to 60,011,669 ordinary shares to participants who have received awards in accordance with Harmony’s employee share incentive schemes.

Subsequent to the annual general meeting held on 1 December 2010, 1,039,794 ordinary shares have been issued in terms of the 2003 scheme and 21,565,935 share option awards have been granted in terms of the 2006 share plan. The Tlhakanelo Employee Share Trust is authorized to allocate 12,864,000 ordinary shares to the employee share ownership plan.

(a)	2012 employee share ownership plan

During August 2012, Harmony issued the first awards under its ESOP. The ESOP will see approximately 33,000 employees participating in a direct ownership of the company. The ESOP recognizes the importance of the employees who sustain our business, promotes a shared common interest in delivering returns to all stakeholders and further enhances Harmony’s black economic empowerment (BEE) status. The ESOP is overseen by the Tlhakanelo Employee Share Trust.

In terms of the ESOP rules, qualifying employees are offered one scheme share for every two share appreciation rights (SARs). In August 2012, all qualifying employees were awarded a minimum of 100 Scheme Shares and 200 SARs, with employees with service longer than 10 years receiving an additional 10%. Both the scheme shares and SARs vest in five equal portions on each anniversary of the award. At the annual general meeting on November 28, 2012, the shareholders authorized the acceleration of the vesting from August to March each year.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Future offers will be made to new qualifying employees, who have not previously received an offer during each year following the first allocation date. The number of scheme shares and SARs offered to new qualifying employees will reduce by one fifth on each anniversary of the first allocation date. During March 2014, new qualifying employees who have not previously received an offer were awarded 60 scheme shares and 120 SARs which will vest in three equal portions on each anniversary of the award (during March 2013, 80 scheme shares and 160 SARs vesting in four equal portions were awarded to new qualifying employees).

On the fifth anniversary of the first allocation date, any unallocated scheme shares and SARs will be distributed to all employees who participated in the ESOP and who are still employed with the company pro rata in accordance with the number of scheme shares previously allocated to the employees.

The scheme shares are accounted for as equity-settled.

The SARs incorporate a cash bonus with a minimum pay-out guarantee of R18 and a maximum pay-out ceiling of R32 per SAR over the vesting period. The SARs include an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-settled portion has been recognized as a liability in the balance sheet (refer to note 27 and note 30), the fair value of which will be remeasured at each reporting date.

The total cost relating to the 2012 ESOP is made up as follows:

	US dollar
Figures in million	2014	2013
2012 employee share ownership plan
Equity-settled	8	17
Cash-settled	3	7

	11	24

Activity on awards

	Scheme shares	SARs
Activity on awards outstanding	Number of awards	Number of awards	Weighted average award price (SA rand)
For the year ended 30 June 2014
Balance at beginning of year	2,492,868	4,985,736	79.08
Awards granted	62,930	125,860	40.32
Awards exercised	(805,654)	(1,611,308)	79.24
Awards forfeited	(50,396)	(100,792)	76.50

Balance at end of year	1,699,748	3,399,496	77.65

For the year ended 30 June 2013
Balance at beginning of year	—	—	—
Awards granted	3,517,560	7,035,120	79.35
Awards exercised	(971,112)	(1,942,224)	80.03
Awards forfeited	(53,580)	(107,160)	79.54

Balance at end of year	2,492,868	4,985,736	79.08

List of awards granted but not yet exercised (listed by grant date)	Number of awards	Award price (SA rand)	Remaining life (years)
As at 30 June 2014
Scheme shares
8 August 2012 allocation	1,569,848	n/a	2.7
8 March 2013 allocation	69,000	n/a	2.7
15 March 2014 allocation	60,900	n/a	2.7

	1,699,748

Share appreciation rights
8 August 2012 allocation	3,139,696	80.03	2.7
8 March 2013 allocation	138,000	56.35	2.7
15 March 2014 allocation	121,800	40.32	2.7

	3,399,496

Total awards granted but not yet exercised	5,099,244

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

	US dollar
Figures in million	2014	2013
Gain realized by participants on awards traded during the year	6	9

Fair value of awards exercised during the year	6	9

Measurement

The fair value of equity instruments granted during the year was valued using the Cox-Ross-Rubinstein binomial tree on the equity-settled portion of the SARs. The minimum pay-out guarantee is valued at net present value and the spot share price on grant date was used for the scheme shares.

(i) Assumptions applied at grant date for awards granted during the year

	Scheme shares	SARs
Price at date of grant (SA rand per share):
8 August 2012 allocation	80.03	80.03
8 March 2013 allocation	56.35	56.35
15 March 2014 allocation	40.32	40.32

Risk-free interest rate:
8 August 2012 allocation	n/a	5.38%
8 March 2013 allocation	n/a	5.35%
15 March 2014 allocation	n/a	6.90%

Expected volatility: *
8 August 2012 allocation	n/a	32.40%
8 March 2013 allocation	n/a	37.33%
15 March 2014 allocation	n/a	34.94%

Expected dividend yield:
for all allocations	n/a	1%

Minimum pay-out guarantee (SA rand per SAR):
for all allocations	n/a	18.00 to 32.00

Vesting period (from grant date):
8 August 2012 allocation	5 years	5 years
8 March 2013 allocation	4 years	4 years
15 March 2014 allocation	3 years	3 years

*	The volatility is measured as an annualized standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

(ii) Fair values used as a basis to recognize share-based cost

	SA rand per award
	Scheme shares	SARs	Minimum pay- out guarantee
8 August 2012 allocation	79.53	3.30	16.70
8 March 2013 allocation	55.85	2.63	16.63
15 March 2014 allocation	39.82	2.09	16.07

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(iii) Cash-settled liability

	US dollar
Figures in million	2014	2013
Cash-settled liability
Non-current	1	1
Current	2	1

Total cash-settled liability	3	2

Movement in the cash-settled liability recognized in the balance sheet:
Balance at beginning of year	2	—
IFRS 2 share-based payment charge for the year	3	7
Awards paid	(3)	(4)
Translation	1	(1)

Balance at end of year	3	2

(b)	Options granted under the 2006 share plan

The 2006 share plan consists of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The share plan is equity-settled.

Award	Vesting	Performance criteria
SARs

SARs will vest in equal thirds in year three, four and five, subject to the performance conditions having been satisfied.

The SARs will have an expiry date of six years from the grant date and the offer price equals the closing market prices of the underlying shares on the trading date immediately preceding the grant.

The group’s headline earnings per share must have grown since the allocation date by more than the South African Consumer Price Index (CPI).

PS	The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied.	• 50% (senior management) or 70% (management) of the number of the rights awarded are linked to the annual gold production of the group in relation to the targets set annually.
• 50% (senior management) or 30% (management) of the number of the rights awarded are linked to the group’s performance in comparison to the South African Gold Index.

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

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Activity on share options

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA rand)	Number of rights	Number of rights
For the year ended 30 June 2014
Balance at beginning of year	7,244,801	78.72	4,034,298	668,273
Options and rights granted	7,031,605	34.38	6,814,713	155,780
Options and rights exercised	(102,027)	33.18	(352,714)	(185,192)
Options and rights forfeited and lapsed	(1,951,654)	70.85	(1,372,539)	(9,805)

Balance at end of year	12,222,725	54.85	9,123,758	629,056

For the year ended 30 June 2013
Balance at beginning of year	6,333,626	83.91	2,701,001	411,686
Options and rights granted	2,165,186	69.46	2,184,695	296,838
Options and rights exercised	(449)	70.54	(183,198)	—
Options and rights forfeited and lapsed	(1,253,562)	88.85	(668,200)	(40,251)

Balance at end of year	7,244,801	78.72	4,034,298	668,273

	SARs		PS		RS
Options and rights vested but not exercised at year end	2014	2013	2014	2013	2014	2013
Options and rights vested but not exercised	2,117,574	2,160,116	—	—	—	—
Weighted average option price (SA rand)	78.40	75.23	n/a	n/a	n/a	n/a

List of options and rights granted but not yet exercised (listed by grant date)	Number of options and rights	Award price (SA rand)	Remaining life (years)
As at 30 June 2014

Share appreciation rights
5 December 2008	938,989	77.81	0.4
16 November 2009	1,393,819	77.28	1.4
15 November 2010	748,118	84.81	2.4
15 November 2011	775,333	104.79	3.4
16 November 2012	1,888,052	68.84	4.4
15 November 2013	6,478,414	33.18	5.4

	12,222,725

Performance shares
15 November 2011	886,733	n/a	0.4
27 September 2012	6,160	n/a	1.2
16 November 2012	1,879,911	n/a	1.4
15 November 2013	6,350,954	n/a	2.4

	9,123,758

Restricted shares
15 November 2010[1]	127,766	n/a	2.4
15 November 2011	113,000	n/a	0.4
27 September 2012	30,802	n/a	1.2
16 November 2012	229,722	n/a	1.4
15 November 2013[1]	127,766	n/a	2.4

	629,056

Total options and rights granted but not yet exercised	21,975,539

[1]	The 2010 restricted shares vested in November 2013. Restricted shares that were not exercised, partially or fully, at that time remain restricted for a further three years, but were supplemented by a matching grant of restricted shares. All restricted shares are then only settled after the end of a further three year period.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

	US dollar
Figures in million	2014	2013
Gain realized by participants on options and rights traded during the year	2	1

Fair value of options and rights exercised during the year	2	1

Measurement

The fair value of equity instruments granted during the year was valued using the Monte Carlo simulation on the market-linked PS, Cox-Ross-Rubinstein binomial tree on the SARs and spot share price on grant date for the RS.

(i) Assumptions applied at grant date for options and rights granted during 2013 and 2014

	SARs	Performance shares	Restricted shares
Price at date of grant (SA rand per share):
27 September 2012 allocation	n/a	n/a	68.51
16 November 2012 allocation	67.60	n/a	67.60
15 November 2013 allocation	32.90	n/a	32.90

Risk-free interest rate:
27 September 2012 allocation	n/a	5.30%	n/a
16 November 2012 allocation	5.97%	5.47%	n/a
15 November 2013 allocation	7.34%	6.80%	n/a

Expected volatility: *
27 September 2012 allocation	n/a	39.90%	n/a
16 November 2012 allocation	37.22%	37.22%	n/a
15 November 2013 allocation	36.49%	51.25%	n/a

Expected dividend yield:
27 September 2012 allocation	n/a	0.00%	0.00%
16 November 2012 allocation	1.00%	0.00%	0.00%
15 November 2013 allocation	1.50%	0.00%	0.00%

Vesting period (from grant date)
for all allocations	5 years	3 years	3 years

*	The volatility is measured as an annualized standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

In all cases, valuation date is the same as the allocation date.

(ii) Fair values used as a basis to recognize share-based cost

	SARs	Performance shares	Restricted shares
2014
15 November 2013 allocation	12.44	31.50	32.90

2013
27 September 2012 allocation	n/a	56.31	68.51
16 November 2012 allocation	25.48	58.04	67.60

(c)	Options granted under the 2003 scheme

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

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

Following the introduction of the 2006 share plan, no further options were granted for the 2003 options scheme and all options are vested.

Activity on share options

	2014		2013
Activity on share options granted but not yet exercised	Number of options	Weighted average option price (SA rand)	Number of options	Weighted average option price (SA rand)
For the year ended 30 June
Balance at beginning of year	745,346	45.97	829,559	49.43
Options exercised	—	—	(2,728)	39.00
Options forfeited and lapsed	(130,870)	51.65	(81,485)	81.48

Balance at end of year	614,476	44.76	745,346	45.97

List of options vested but not yet exercised (listed by grant date)	At 30 June 2014	Option price (SA rand)	Remaining life (years)
10 August 2004	130,328	66.15	0.1
26 April 2005	484,148	39.00	0.8

Total options vested but not yet exercised	614,476

Other share-based payments

On March 20, 2013, Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix operation (Phoenix) to BEE shareholders, which includes a free-carry allocation of 5% to a community trust that has been created and is currently controlled by Harmony. The transaction closed on June 25, 2013, following the fulfillment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary (PhoenixCo).

The awards to the BEE partners have been accounted for as in-substance options as the BEE partners will only share in the upside, and not the downside of their equity interest in PhoenixCo until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised. The award of the options to the BEE partners is accounted for by the group as an equity-settled share-based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of R23 million (US$2.3 million) has been expensed on the grant date, June 25, 2013 (included in Other expenses (net)).

A subscription price paid by the BEE shareholders of R2 million was received and has been recorded in other reserves as an option premium.

Measurement

The share-based cost was calculated using the Monte Carlo simulation. The fair value of the option is the difference between the expected future enterprise value of PhoenixCo and the expected loan balances at redemption date, and the present value of the trickle dividend determined in accordance with the cash flow waterfall per the signed transaction and funding arrangements.

The following assumptions were applied at grant date:

2013
Business value (R’million)	450
Exercise price (R’million)	2
Risk-free interest rate	6.08%
Expected volatility*	37.33%
Expected dividend yield	8.04%
Vesting period (from grant date)	0 years
Equity value attributable to the BEE partners	25.00%
Expected redemption date	31 December 2020

*	The volatility is measured in relation to a comparable listed company’s share price volatility.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

34	RELATED PARTIES

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction from July 1, 2011 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

During 2014, the executive directors received remuneration of US$2.1 million, comprising of US$1.6 million for salaries, US$0.03 million for retirement contributions, US$0.4 million for bonuses and US$0.1 million from the exercising of share options. The non-executive directors received US$0.7 million in directors’ fees. The aggregate of remuneration received by executive management was US$5.0 million (including share options exercised).

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

The following directors and prescribed officers own shares in Harmony at year-end:

	Number of shares
Name of director/prescribed officer	2014	2013
Graham Briggs	14,347	14,347
Frank Abbott[1]	139,500	73,900
Ken Dicks	20,000	20,000
Andre Wilkens	101,303	101,303
Jaco Boshoff	n/a	7,000
Johannes van Heerden	6,500	6,500

[1]	Purchased 65,600 shares on 23 August 2013
[2]	Jaco Boshoff was a prescribed officer during 2013 only.

African Rainbow Minerals Limited (ARM) currently holds 14.6% of Harmony’s shares. Patrice Motsepe, André Wilkens, Joaquim Chissano and Frank Abbott, who are directors of Harmony, are also directors of ARM.

All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 21.

During the 2013 financial year, Harmony sold its 100% interest in Evander. Refer to note 13.

	US dollar
Figures in million	2014	2013
Sales and services rendered to related parties
Joint operations	2	2

Purchases and services acquired from related parties
Associates	2	—

Outstanding balances due by related parties[1]
Associates	—	2
Joint operations	—	1

Total	—	3

Outstanding balances due to related parties[1]
Associates[2]	—	2

[1]	Included under current receivables and current payables.
[2]	Retained from the consideration for the Pamodzi FS acquisition pending the transfer of the rehabilitation trust funds. During June 2014, the transfer of the rehabilitation trust funds was made.

Refer to note 20 for detail on the items relating to the loans to associates and provisions raised against these loans. The outstanding balances from the related parties are not secured and there are no special terms and conditions that apply.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

35	COMMITMENTS AND CONTINGENCIES

Commitments and guarantees

	US dollar
Figures in million	2014	2013
Capital expenditure commitments
Contracts for capital expenditure	13	18
Share of joint operation’s contract for capital expenditure	2	23
Authorized by the directors but not contracted for	49	155

Total capital commitments	64	196

This expenditure will be financed from existing resources and, where appropriate, borrowings.

The group is contractually obliged to make the following payments in respect of operating leases for land and buildings:

	US dollar
Figures in million	2014	2013
Within one year	1	1
Between one year and five years	—	—

Total commitments for operating leases	1	1

Contractual obligations in respect of mineral tenement leases amount to US$58.3 million (2013: US$32.6 million). This includes US$58.2 million (2013: US$30.8 million) for the MMJV. For details on the group’s finance leases, refer to note 15.

	US dollar
Figures in million	2014	2013
Guarantees[1]
Guarantees and suretyships	2	2
Environmental guarantees[2]	43	35

	45	37

[1]	Guarantees and suretyships of US$1.2 million and environmental guarantees of US$3.8 million relating to the Evander group, which are in the process of being replaced by Pan African or cancelled, have been excluded.
[2]	At 30 June 2014, US$3.1 million (2013: US$2.6 million) has been pledged as collateral for environmental guarantees in favor of certain financial institutions. Refer to note 17.

Contingent liabilities

Critical accounting estimates and judgments

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

The following contingent liabilities have been identified:

(a)	On April 18, 2008, Harmony Gold Mining Company Limited was made aware that it had been named as a defendant in a lawsuit filed in the US District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depositary Receipts (ADRs) and options with regards to certain of its business practices. Harmony retained legal counsel.

The company reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member filed an appeal of the District Court’s order approving the settlement. That appeal resulted in the United States Court of Appeals for the Second Circuit affirming the decision of the District Court on more than one occasion. The objecting plaintiff requested that the United States Supreme Court review the decision of the Second Circuit. That request was denied by the Supreme Court, bringing the case to an end. Following the denial of the request for review of the case by the Supreme Court in May 2014, the case has been concluded. The settlement amount has been paid into escrow by the company’s insurers and will be distributed to the plaintiffs once the administrative processes pertaining to the distribution have been completed.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(b)	On March 3, 2011, judgment was handed down in the Constitutional Court, in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited (AGA) regarding litigation in terms of the Occupational Diseases in Mines and Works Act (ODIMWA). The judgment allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa for damages because he had already contracted tuberculosis and other respiratory diseases as a result of exposure to harmful dust while working on a gold mine. Should anyone bring similar claims against Harmony in future, those claimants would need to provide that silicosis was contracted while in the employment of the company and that it was contracted due to negligence on the company’s part. The link between the cause (negligence by the company in exposing the claimant to harmful dust while in its employ) and the effect (the silicosis) will be an essential part of any case.

On August 23, 2012, Harmony and certain of its subsidiaries were served with court papers entailing an application by three of its former employees, requesting the South Gauteng High Court to certify a class for purposes of instituting a class action. In essence, the applicants want the court to declare them as suitable member representing a class of current and former mineworkers for purposes of instituting an action for relief and to obtain directions as to what procedure to follow in pursuing the relief required against Harmony and certain of its subsidiaries.

Similar applications were also brought against various other gold mining companies for similar relief.

On January 8, 2013, Harmony and certain of its subsidiaries, alongside other gold mining companies operating in South Africa (collectively the respondents), were served with another application to certify two classes of persons representing a class of current and former mine workers who work or have worked on gold mines owned and/or controlled by the respondents and who allegedly contracted silicosis and/or other occupational lung diseases, and another class of dependents of mine workers who have died of silicosis and who worked on gold mines owned and/or controlled by the respondents. The Harmony group filed notices of its intention to oppose both applications and instructed its attorneys to defend the claims. Following the receipt of the aforesaid application, Harmony was advised that there was a potential overlap between the application of August 23, 2012 and the application of January 8, 2013. After deliberation between the respondents’ attorneys and the applicants’ attorneys, it was resolved that the applicants’ attorneys will consolidate the two applications, together with three other similar applications, and serve an amended application for consideration by the respondents. On October 17, 2013, the five certification applications were consolidated by Order of Court. It was agreed between the parties that the respondents have until May 30, 2014 to answer the allegations made in the consolidated application, and to state reasons why a class or classes should not be certified. On May 30, 2014, Harmony and certain of its subsidiaries served their answering affidavit on the applicants’ attorneys. On September 15, 2014, the applicants’ attorneys delivered their replying affidavit to the answering affidavit. The applicants’ attorneys are also seeking to amend the relief sought in the consolidated application and to join further applicants to the present proceedings. The matter is presently ongoing.

On May 3, 2013, Harmony received a summons from Richard Spoor Attorneys on behalf of an employee. The plaintiff is claiming US$2.4 million in damages plus interest from Harmony and another mining company. The plaintiff alleges to have contracted silicosis with progressive massive fibrosis during the course of his employment. The plaintiff has undergone examinations and the results of these tests will be considered when they become available.

At this stage, and in the absence of a court decision on this matter, it is uncertain as to whether the company will incur any costs (except legal fees) related to silicosis claims in the near future. Due to the limited information available on any claims and potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.

(c)	On December 1, 2008, Harmony issued 3,364,675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at US$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint operators.

(d)	The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. The ultimate outcome of the matter cannot presently be determined and no provision for any liability that may result has been made in the financial statements. Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, that is where they become estimable and probable, it could have material impact on the financial statements of the group.

(e)	Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a regional mine closure strategy. Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. Therefore there is no contingency arising from these operations. Additional studies have been commissioned at Doornkop and Kusasalethu. In view of the limitation of current information for accurate estimation of a liability, no reliable estimate can be made for these operations.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

(f)	In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of US$7.1 million of potential claims. Rand Uranium is therefore liable for all claims up to US$7.1 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

(g)	Legal proceedings were commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine) alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs are not specified. The defendants intend to defend the claims. No active steps have been taken by the plaintiffs in this proceeding for more than two years. It is not practible to make any reasonable assessment of the prospects of the plaintiffs succeeding if the proceed with these claims, nor the potential liability of the defendants if the plaintiffs were to succeed. As a result, no provision has been recognized in the financial statements for this matter.

36	SUBSEQUENT EVENTS

(a)	Rand Refinery

During July 2014, Harmony extended an irrevocable, subordinated loan facility to Rand Refinery. The facility, if drawn down, is convertible to equity after a period of two years. Harmony’s maximum commitment in terms of this facility is US$13.2 million. Refer to note 21 for further details.

(b)	Target 3

During August 2014, Harmony announced its intention to place Target 3 on care and maintenance. This is due to the shaft having experienced a sustained period of cash flow losses resulting from the significant capital investment required to sustain operations. Additional development and equipping is required to access the South Block to sustain operations at Target 3 and, in particular the build-up of stoping on the Basal reef. While the South Block remains a valuable resource, Target 3 will be placed on care and maintenance once the requirements of a Section 189 have been fulfilled.

As far as it is possible to do so, measures will be taken to minimize and/or avoid job losses. Consultation with the Department of Mineral Resources, the Matjhabeng Local Municipality and the Free State Provincial government has begun. Employee termination costs are expected to be approximately US$2.4 million.

(c)	KOSH

Refer to note 27(c) for subsequent changes.

(d)	White Rivers Exploration joint venture

Harmony has entered into an exploration joint venture with White Rivers Exploration Pty Limited (White Rivers). The exploration joint venture has been established to explore and develop potential gold resources at White Rivers’ Beisa project and abutting exploration areas within Harmony’s adjacent operations in the Free State.

37	SEGMENT REPORT

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

After applying the quantitative thresholds from IFRS 8, the reportable segments were determined as: Kusasalethu, Doornkop, Phakisa, Tshepong, Masimong, Target 1, Bambanani, Joel, Unisel, Target 3, Hidden Valley and Evander (classified as held for sale and discontinued operation for the year ended June 30, 2013 and 2012). All other operating segments have been grouped together under all other surface operations.

When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 38.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

37	SEGMENT REPORT continued

(US dollar)
	Revenue June 30			Production cost June 30			Production profit/(loss) June 30			Mining assets June 30			Capital expenditure[1] June 30			Ounces produced [2] June 30			Tons milled [2] June 30
	2014	2013	2012	2014	2013 Restated	2012 Restated	2014	2013 Restated	2012 Restated	2014	2013 Restated	2012 Restated	2014	2013	2012	2014	2013	2012	2014	2013	2012
	US$ million			US$ million			US$ million			US$ million			US$ million			oz			t’000
Continuing operations
South Africa
Underground
Kusasalethu	189	137	299	169	168	185	20	(31)	114	341	344	397	49	48	53	150,916	88,093	181,105	1,260	784	1,320
Doornkop	109	183	165	106	118	111	3	65	54	319	338	394	23	32	38	83,687	116,738	98,863	812	1,112	1,023
Phakisa	124	125	137	103	111	103	21	14	34	433	455	542	35	38	39	95,680	78,255	81,695	636	565	575
Tshepong	176	214	286	132	162	164	44	52	122	372	388	450	29	35	37	135,772	133,554	169,980	1,044	1,147	1,359
Masimong	113	186	174	95	110	109	18	76	65	100	99	119	16	19	27	87,385	116,256	103,526	739	958	1,029
Target 1	188	203	196	101	106	110	87	97	86	261	271	322	28	38	33	144,453	127,542	116,708	851	790	869
Bambanani[3]	124	106	71	66	67	77	58	39	(6)	79	88	115	12	14	34	95,424	66,970	44,174	263	231	217
Joel	96	165	145	64	74	73	32	91	72	42	29	26	14	18	11	75,072	103,782	85,618	604	674	614
Unisel	77	93	86	58	64	64	19	29	22	63	66	44	8	9	9	59,093	58,289	51,216	450	492	434
Target 3	59	84	61	54	58	55	5	26	6	51	46	42	13	16	12	45,429	52,277	36,106	331	355	348
Surface
All other surface operations	122	172	183	95	115	115	27	57	68	45	25	24	4	28	20	93,236	110,534	108,412	11,516	11,118	10,281

Total South Africa	1,377	1,668	1,803	1,043	1,153	1,166	334	515	637	2,106	2,149	2,475	231	295	313	1,066,147	1,052,290	1,077,403	18,506	18,226	18,069

International
Hidden Valley	138	135	150	105	130	105	33	5	45	340	387	675	12	57	38	105,840	85,007	88,800	2,207	2,033	1,948

Total international	138	135	150	105	130	105	33	5	45	340	387	675	12	57	38	105,840	85,007	88,800	2,207	2,033	1,948

Total continuing operations	1,515	1,803	1,953	1,148	1,283	1,271	367	520	682	2,446	2,536	3,150	243	352	351	1,171,987	1,137,297	1,166,203	20,713	20,259	20,017

Discontinued operations
Evander	—	102	181	—	63	99	—	39	82	—	—	121	—	16	23	—	62,855	108,317	—	430	704

Total discontinued operations	—	102	181	—	63	99	—	39	82	—	—	121	—	16	23	—	62,855	108,317	—	430	704

Total operations	1,515	1,905	2,134	1,148	1,346	1,370	367	559	764	2,446	2,536	3,271	243	368	374	1,171,987	1,200,152	1,274,520	20,713	20,689	20,721

Reconciliation of the segment information to the consolidated income statements and balance sheets (refer to note 38)	—	(102)	(181)	—	(63)	(99)				1,406	1,685	1,979

	1,515	1,803	1,953	1,148	1,283	1,271				3,852	4,221	5,250

[1]	Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$1 million (2013: US$61 million) (2012:US$40 million).
[2]	Production statistics are unaudited
[3]	Includes Steyn 2.

NOTES TO THE GROUP FINANCIAL STATEMENTS

for the years ended June 30, 2014

38	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS

	US dollar
Figures in million	2014	Restated 2013	Restated 2012
Revenue from:
Discontinued operations	—	102	181

Production costs from:
Discontinued operations	—	(63)	99

Reconciliation of production profit to consolidated loss before taxation and discontinued operations
Total segment revenue	1,515	1,905	2,134
Total segment production costs	(1,148)	(1,346)	(1,370)

Production profit	367	559	764
Less discontinued operations	—	(39)	(82)

	367	520	682
Cost of sales items other than production costs	(401)	(546)	(295)

Amortization and depreciation of mining assets	(202)	(222)	(248)
Amortization and depreciation of assets other than mining assets	(5)	(5)	(5)
Rehabilitation (expenditure)/credit	(1)	2	2
Care and maintenance cost of restructured shafts	(6)	(8)	(11)
Employment termination and restructuring costs	(26)	(5)	(10)
Share-based payments	(26)	(30)	(11)
(Impairment)/reversal impairment of assets	(135)	(274)	7
Other	—	(4)	(19)

Gross loss	(34)	(26)	387
Corporate, administration and other expenditure	(42)	(53)	(45)
Social investment expenditure	(9)	(14)	(9)
Exploration expenditure	(44)	(76)	(64)
Profit on sale of property, plant and equipment	3	16	8
Other expenses (net)	(20)	(40)	(6)

Operating loss	(146)	(193)	271
Loss from associate	(10)	—	—
Reversal of impairment of investment in associate	—	—	7
Profit on disposal/(impairment) of investments	1	(10)	(19)
Net gain on financial instruments	16	20	11
Investment income	21	21	12
Finance costs	(27)	(29)	(37)

Loss before taxation and discontinued operations	(145)	(191)	245

	US dollar
Figures in million	2014	Restated 2013	Restated 2012
Non-current assets
Property, plant and equipment	670	743	721
Intangible assets	84	220	268
Restricted cash	4	4	4
Restricted investments	217	206	224
Deferred tax asset	8	10	59
Investments in associates	—	11	—
Investments in financial assets	—	5	18
Inventories	5	6	7
Trade and other receivables	—	—	3

Current assets
Inventories	145	142	119
Trade and other receivables	90	116	152
Income and mining taxes	10	13	14
Restricted cash	1	—	—
Cash and cash equivalents	172	209	216
Assets of disposal groups classified as held for sale	—	—	174

	1,406	1,685	1,979